Form 20-F
period 2002-12-31
BANCO SANTANDER CENTRAL HISPANO SA
filed 2003-06-30
CIK 891478

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 12 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from to

Commission file number 001-12518

BANCO SANTANDER CENTRAL HISPANO, S.A.
(Exact name of Registrant as specified in its charter)
Kingdom of Spain
(Jurisdiction of incorporation)
Plaza de Canalejas, 1
28014 Madrid, Spain
(address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing the right to receive one Share of Capital Stock of Banco Santander Central Hispano, S.A., par value Euro 0.50 each	New York Stock Exchange
Shares of Capital Stock of Banco Santander Central Hispano, S.A., par value Euro 0.50 each	New York Stock Exchange
Non-cumulative Guaranteed Preferred Stock of BSCH Finance Limited, Series F	New York Stock Exchange
Non-cumulative Guaranteed Preferred Stock of BSCH Finance Limited, Series G	New York Stock Exchange
Non-cumulative Guaranteed Preferred Stock of BSCH Finance Limited, Series H	New York Stock Exchange
Non-cumulative Guaranteed Preferred Stock of BSCH Finance Limited, Series J	New York Stock Exchange
Non-cumulative Guaranteed Preferred Stock of BCH Capital Limited, Series B	New York Stock Exchange
Guarantee of Non-cumulative Preferred Stock of BSCH Finance Limited
Guarantee of Non-cumulative Preferred Stock of BCH Capital Limited

*  Banco Santander Central Hispano Shares are not listed for trading, but only in connection with the registration of the American Depositary Shares, pursuant to requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None.
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None.
(Title of Class)
The number of outstanding shares of each class of Stock of Banco Santander Central Hispano, S.A. at December 31, 2002 was:
Shares par value Euro 0.50 each-4,768,402,943

The number of outstanding shares of each class of stock of BSCH Finance Limited benefiting from a guarantee of Banco Santander Central Hispano, S.A., at December 31, 2002 was:
Non-cumulative Preferred Stock, Series F	14,000,000
Non-cumulative Preferred Stock, Series G	8,000,000
Non-cumulative Preferred Stock, Series H	7,000,000
Non-cumulative Preferred Stock, Series J	8,000,000
The number of outstanding shares of each class of stock of BCH Capital Limited benefiting from a guarantee of Banco Santander Central Hispano, S.A., at December 31, 2002 was:
Non-cumulative Preferred Stock, Series B	9,200,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes        No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17         Item 18

Back to Contents

BANCO SANTANDER CENTRAL HISPANO, S.A.

i

Back to Contents

ii

Back to Contents

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Merger of Banco Central Hispanoamericano, S.A. into Banco Santander, S.A. and Presentation of Our Consolidated Financial Statements

On April 17, 1999, Banco Central Hispanoamericano merged into Banco Santander to create Banco Santander Central Hispano. For accounting purposes, we are treating the merger as if it had occurred on January 1, 1999. Therefore, our consolidated financial statements reflect the merger as follows:

•	the 1999 and 2000 consolidated income statement reflect the results of operations of Banco Santander Central Hispano for 1999 and 2000, respectively, giving effect to the merger as of January 1, 1999;

•	the 1998 consolidated income statement is the historical income statement of Banco Santander and we have not restated it to reflect the merger;

•	the December 31, 1999 and 2000 consolidated balance sheets are the historical balance sheets of Banco Santander Central Hispano as of such dates; and

•	the December 31, 1998 consolidated balance sheet is the historical balance sheet of Banco Santander as of that date and we have not restated it to reflect the merger.

The merger of Banco Santander and Banco Central Hispanoamericano was a merger-of-equals that created a new bank that is significantly different from either of the predecessor banks. As a result, our 2000 and 1999 consolidated financial statements are not comparable with our historical 1998 financial statements. In addition, because the businesses of Banco Santander and Banco Central Hispanoamericano were merged during 1999, we are unable to distinguish clearly between internal growth in 1999 and growth due to the merger. In order to address this problem and to facilitate an understanding of how our business evolved during 1999, we have provided supplemental pro forma 1998 information throughout this annual report. The pro forma 1998 information reflects the combination of Banco Santander with Banco Central Hispanoamericano as if the combination occurred on January 1, 1998, in the case of income statement information, and on December 31, 1998, in the case of balance sheet information. The pro forma adjustments are limited to those adjustments directly related to the transactions contemplated by the merger. The pro forma financial data are provided for illustrative purposes only and do not purport to represent what our actual financial position or results of operations would have been had the merger occurred on the dates assumed.

Conversion to Euros

Effective January 1, 1999, Spain adopted the euro as its official currency. Our financial statements for fiscal years ending prior to December 31, 2000, which were prepared in Spanish pesetas, have been restated in euros using the fixed conversion rate of €1.00 to Pta.166.386. Our financial statements reported in euros reflect the same trends as if we had continued to present our financial statements in pesetas. However, our financial statements for periods prior to January 1, 1999, may not be comparable to the financial statements of other companies that have also restated their financial statements in euros.

Accounting Principles

Except where we note otherwise, we prepared the financial information contained in this report according to Spanish GAAP. As disclosed in note 27 to our consolidated financial statements, Spanish GAAP differs in some significant respects from U.S. GAAP. The most significant difference in the 1999 financial information relates to the merger described above that created Banco Santander Central Hispano. We accounted for this merger under the purchase method of accounting under U.S. GAAP while we accounted for it in 1999 in a manner that is similar to a “pooling of interests” under Spanish GAAP.

We have formatted our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the U.S. Securities and Exchange Commission that contains formatting requirements for bank holding company financial statements. We have, however, included summary financial information that reflects the required reclassifications in note 27 to our consolidated financial statements.

Differences Between Consolidated Financial Statements and Spanish Statutory Financial Statements — Accelerated Amortization of Goodwill

The auditor’s report on our Spanish statutory financial statements as of and for the year ended December 31, 1998 were qualified with respect to the accelerated amortization of goodwill during 1997. United States securities regulations do not allow the filing of financial statements with the Securities and Exchange Commission if they contain auditor’s opinions that are qualified with respect to a material departure from generally accepted accounting principles. Therefore, in order to avoid a qualification in the auditor’s report, we did not include the early amortization we recognized in 1997 in

Back to Contents

our consolidated financial statements included in the 1999 annual report on Form 20-F. As a result, net attributable income and net worth differ between these consolidated financial statements and our Spanish statutory financial statements for all of the years presented in our 1999 annual report due to the accelerated amortization of goodwill in 1997 and the effects the reduced balance of goodwill resulting from this early amortization had on ordinary amortization of goodwill in 1997, 1998 and 1999.

The following table compares net attributable income between our consolidated financial statements included in this annual report and our Spanish statutory financial statements:

	Year Ended December 31,

	1998	(pro forma) 1998	1999	2000	2001	2002

	(in thousands of euros)
Net attributable income — Form 20-F consolidated financial statements	667,436	1,062,794	960,417	2,258,141	2,486,303	2,247,177
Net attributable income — Spanish statutory financial statements	854,417	1,249,775	1,575,108	2,258,141	2,486,303	2,247,177

Additionally, the differing amounts of net attributable income caused our net worth to differ between our Form 20-F consolidated financial statements and the Spanish statutory financial statements as follows:

	Year Ended December 31,

	1998	(pro forma) 1998	1999	2000	2001	2002

	(in thousands of euros)
Net worth — Form 20-F consolidated financial statements	5,696,758	9,582,809	8,289,740	18,140,592	19,772,504	18,242,063
Net worth — Spanish statutory financial statements	5,082,068	8,968,118	8,289,740	18,140,592	19,772,504	18,242,063

General Information

Our consolidated financial statements are in Euros, which are denoted “euro”, “euros”, EUR or “€” throughout this annual report. Also, throughout this annual report, when we refer to:

•	“Peseta” or “Pta.”, we mean the Spanish peseta;

•	“dollars”, US$ or “$”, we mean United States dollars; and

•	“one billion”, we mean 1,000 million.

When we refer to average balances for a particular period, we mean the average of the month-end balances for that period, unless otherwise noted. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show. We included in interest income any interest payments we received on non-accruing loans if they were received in the period when due. We have not reflected consolidation adjustments in any financial information about our subsidiaries or other units.

When we refer to loans, we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted.

When we refer to the allowances for loan-losses, we mean the specific allowances for loan-losses and the general allowance for loan-losses including any allowances for country risk, unless otherwise noted. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Classified Assets—Bank of Spain Allowance for Loan-Losses and Country Risk Requirements”.

Back to Contents

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this annual report that are subject to risks and uncertainties. Forward-looking statements include information regarding:

•	exposure to various types of market risks;

•	management strategy;

•	capital expenditures;

•	earnings and other targets; and

•	asset portfolios.

Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “DCaR,” “ACaR,” “RORAC,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions. We include forward-looking statements in the “Operating and Financial Review Prospects,” “Information on the Company” and “Qualitative and Quantitative Disclosures About Market Risk” sections.

You should understand that adverse changes in the following important factors, in addition to those discussed in “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this annual report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

Economic and Industry Conditions

•	exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk and equity price risk;

•	general economic or industry conditions in Spain, Latin America, Europe and the other areas in which we have significant business activities or investments;

•	monetary and interest rate policies of the European Central Bank and various central banks;

•	inflation or deflation;

•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR/DCaR/ACaR model we use;

•	changes in competition and pricing environments;

•	the inability to hedge some risks economically;

•	the adequacy of loss reserves;

•	acquisitions or restructurings;

•	changes in demographics, consumer spending or saving habits; and

•	changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.
Political and Governmental Factors

•	political stability in Spain, Europe and Latin America; and

•	changes in Spanish, EU or foreign laws, regulations or taxes.

Transaction and Commercial Factors

•	our ability to integrate successfully our recent acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and

•	the outcome of our negotiations with business partners and governments.

Operating Factors

•	technical difficulties and the development and use of new technologies by us and our competitors;

•	the impact of changes in the composition of our balance sheet on future net interest income;

•	potential losses associated with an increase in the level of substandard loans or non-performance by counterparties to other types of financial instruments; and

•	the success of our e-business strategy, including our ability to form desirable strategic partnerships and to transform to a web-based business model.

Back to Contents

The forward-looking statements contained in this annual report speak only as of the date of this annual report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

Back to Contents

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management.

Not applicable.

B. Advisers.

Not applicable.

C. Auditors.

Not applicable.

Item 2. Offer Statistics and Expected Timetable

A. Offer Statistics.

Not applicable.

B. Method and Expected Timetable.

Not applicable.

Item 3. Key Information

A. Selected financial data.

Selected Consolidated Financial Information

We have selected the following financial information from our consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements.

We prepared our consolidated financial statements according to Spanish GAAP. Spanish GAAP differs in some significant respects from U.S. GAAP. Our financial information is presented in Spanish format. The financial information at and for the years ended December 31, 1998 and 1999 reflects adjustments to the amortization of goodwill figures shown in our Spanish statutory financial statements. No adjustments have been made in the financial information for the years ended December 31, 2000, 2001 and 2002. See “Presentation of Financial and Other Information—Differences Between Consolidated Financial Statements and Spanish Statutory Financial Statements—Accelerated Amortization of Goodwill.”

In the F-pages of this Form 20-F, Audited Financial Statements for the years 2002, 2001 and 2000 are presented. Audited Financial Statements for the years 1999 and 1998 are not included in this document, but they can be found in our previous annual reports on Form 20-F.

Back to Contents

	Year Ended December 31,

	1998	1998 (pro forma)	1999	2000	2001	2002

Consolidated Income Statement Data	(thousands of euros, except percentages and per share data)
Interest and similar income and dividends on certain equity securities (1)	13,576,545	18,320,087	19,703,455	29,290,547	28,241,493	22,831,399
Dividends from equity-accounting holdings (2)	67,854	152,939	240,267	293,372	423,671	353,111
Interest and similar expenses	(9,351,015)	(12,282,902)	(13,273,785)	(21,294,358)	(18,408,400)	(13,825,855)

Net interest revenue	4,293,384	6,190,124	6,669,937	8,289,561	10,256,764	9,358,655

Net fees and commissions	2,031,241	2,751,019	3,077,134	4,012,994	4,621,735	4,289,284
Earnings from financial transactions	306,859	378,818	379,623	702,102	685,142	356,250

Ordinary income	6,631,484	9,319,961	10,126,694	13,004,657	15,563,641	14,004,189

Net other operating income (3)	20,362	21,233	(68,750)	(119,583)	(230,885)	(226,482)
Operating expenses:
a) Personnel	(2,603,116)	(3,725,307)	(3,775,798)	(4,450,957)	(5,258,297)	(4,521,718)
b) General & administrative	(1,578,132)	(2,063,106)	(2,067,385)	(2,845,408)	(3,142,686)	(2,800,333)

Total	(4,181,248)	(5,788,413)	(5,843,183)	(7,296,365)	(8,400,983)	(7,322,051)
Depreciation and amortization	(447,291)	(603,398)	(735,783)	(900,148)	(987,319)	(889,832)

Operating income	2,023,307	2,949,383	3,478,978	4,688,561	5,944,454	5,565,824

Income from equity-accounted holdings	199,379	389,767	563,112	1,047,643	945,549	633,009
Less: dividends from equity-accounted holdings	(67,854)	(152,939)	(240,267)	(293,372)	(423,671)	(353,111)
Amortization of goodwill	(426,550) (4)	(520,368) (4)	(1,262,696) (4)	(598,548)	(1,872,952)	(1,358,616)
Net earnings from Group transactions	213,173	390,279	704,506	384,846	1,169,449	1,008,940
Net provisions for loan losses (5)	(448,012)	(663,271)	(988,070)	(1,048,345)	(1,586,017)	(1,648,192)
Writedowns of investment securities	(6,581)	(6,581)	(3,955)	(613)	(751)	(272)
Extraordinary results (6)	(147,260)	(419,236)	(150,716)	(406,176)	61,244	(338,833)

Income before taxes	1,339,602 (4)	1,967,034 (4)	2,100,892 (4)	3,773,996	4,237,305	3,508,749

Provision for income tax (7)	(339,019)	(439,207)	(543,556)	(714,868)	(910,396)	(723,109)
Net income	1,000,583 (4)	1,527,827 (4)	1,557,336 (4)	3,059,128	3,326,909	2,785,640

Minority interests	333,147	465,033	596,919	800,987	840,606	538,463
Net attributable income	667,436 (4)	1,062,794 (4)	960,417 (4)	2,258,141	2,486,303	2,247,177

Spanish Statutory Financial Information:
Adjustment for accelerated amortization of Goodwill	186,981 (4)	186,981 (4)	614,691 (4)	—	—	—
Net attributable Income	854,417	1,249,775	1,575,108	—	—	—
Per Share Information: (8)
Average number of shares(thousands) (9)	2,190,418	3,440,224	3,667,793	4,205,787	4,564,546	4,728,372
Per average Share: (8)
Net Income	0.30	0.31	0.30	0.54	0.54	0.48
Dividends in euros	0.20	0.14	0.24	0.30	0.29	0.29
Dividends in US$	0.23	0.16	0.24	0.28	0.26	0.30

Back to Contents

	Year Ended December 31,

	1998		1998 (pro forma)		1999		2000	2001	2002

Consolidated Balance Sheet Data:	(thousands of euros, except percentages and per share data)

Total assets	155,667,196		236,419,400		256,438,452		348,927,965	358,137,513	324,208,085
Due from credit entities	26,200,077		37,088,931		30,226,281		36,764,090	42,989,290	40,256,390
Loans and leases, net allowance	71,441,540		112,383,163		127,472,077		169,384,197	173,822,046	162,972,957
Investment Securities	38,173,465		53,754,655		60,857,500		75,765,521	74,807,196	64,941,406
Holdings in Group and non-Group companies	1,816,427		4,052,331		4,897,744		8,875,669	7,889,156	5,899,131

Liabilities:
Due to credit entities	42,951,631		69,457,028		63,252,215		68,010,963	53,929,789	50,820,719
Customer deposits	75,455,290		114,042,250		121,573,144		169,554,476	181,527,292	167,815,756
Marketable debt securities	10,376,125		11,936,677		24,084,761		34,165,910	41,609,096	31,289,107

Capitalization
Guaranteed Subordinated debt	2,339,355		3,408,436		4,968,808		7,069,038	9,188,555	9,363,994
Secured Subordinated debt	593,103		593,103		682,311		743,686	785,204	659,865
Other Subordinated debt	1,345,312		2,310,543		2,447,549		2,917,217	3,022,232	2,426,369
Minority interest	4,179,402		5,462,238		6,937,008		9,132,710	8,273,936	6,575,173
Stockholders’ equity(10)	5,696,758	(4)	9,582,809	(4)	8,289,740	(4)	18,140,592	19,772,504	18,242,063
Total capitalization	14,069,519		21,166,819		23,061,920		37,660,553	40,398,349	36,619,638
Stockholders’ Equity per Share(10)	2.56		2.73		2.19		4.23	4.19	3.72

Other managed funds
Mutual funds	39,398,501		54,773,064		59,840,347		65,011,930	68,535,047	68,139,520
Pension funds	7,900,394		9,428,756		13,071,611		16,397,317	18,841,893	17,513,488
Managed portfolio	2,900,947		5,302,838		5,563,731		7,238,915	7,869,579	7,684,879
Total other managed funds	50,199,842		69,504,658		78,475,689		88,648,162	95,246,519	93,337,887

Consolidated Ratios(11)
Profitability Ratios:
Net Yield(12)	2.85%		2.84%		2.97%		2.97%	3.32%	3.11%
Cost to Income(13)	63.05%		62.11%		57.70%		56.11%	53.98%	52.28%
Return on average total assets (ROA)	0.62%		0.65%		0.63%		0.99%	0.94%	0.81%
Return on average stockholders’ equity (ROE)	12.97%		12.50%		10.89%		17.59%	13.86%	12.42%
Capital Ratio:
Average stockholders’ equity to average total assets	3.60%		3.61%		3.56%		4.14%	5.08%	5.24%
Ratio of earnings to fixed charges(14)
Excluding interest on deposits	1.36		1.36		1.35		1.39	1.41	1.56
Including interest on deposits	1.15		1.14		1.10		1.11	1.16	1.20
Ratio of earnings to combined fixed charges and preferred stock dividends(14)(15)
Excluding interest on deposits	1.26		1.24		1.23		1.29	1.32	1.44
Including interest on deposits	1.11		1.10		1.07		1.08	1.13	1.17

Spanish Statutory Financial Ratios: (4)
Profitability Ratios:
Return on average total assets	0.74%		0.73%		0.88%		—	—	—
Return on average stockholders’ equity	19.25%		16.04%		18.51%		—	—	—
Capital Ratio:
Average stockholders’ equity to average total assets	3.17%		3.32%		3.44%		—	—	—

Credit Quality Data (excluding country risk)
Allowances for non-performing assets (excluding country risk)	2,164,846		3,022,304		3,622,631		5,570,366	5,583,018	5,144,855
Allowances for non-performing assets as a percentage of total loans	3.02%		2.62%		2.76%		3.18%	3.11%	3.06%
Non-performing assets(16)	1,740,255		2,515,861		2,997,782		4,527,454	3,895,514	3,676,467
Non-performing assets as a percentage of total loans	2.04%		2.16%		2.29%		2.59%	2.17%	2.19%
Allowances for non-performing assets as a percentage of non-performing assets	124.40%		120.13%		120.84%		123.04%	143.32%	139.94%
Net loan charge-offs as a percentage of total loans	1.01%		1.00%		0.72%		1.12%	0.88%	0.72%

Back to Contents

(1)
Includes dividends on equity securities (other than d3ividends on equity-accounted holdings) of €85.4 million, €101.1 million, €91.4 million, €130.8 million, €124.7 million and €120.1 million for the years ended December 31, 1998, 1998 (pro forma), 1999, 2000, 2001 and 2002.

(2)	Equals the sum of “Income from Equity Securities: Holdings in non-Group companies” and “Income from Equity Securities: Holdings in Group Companies” as stated in our consolidated financial statements.

(3)	Equals the sum of “Other Operating Revenues” and “Other Operating Expenses” as stated in our consolidated financial statements.

(4)	See “Presentation of Financial and Other Information—Differences Between Consolidated Financial Statements and Spanish Statutory Financial Statements—Accelerated Amortization of Goodwill.”

(5)	This figure consists of gross provisions for non-performing assets, plus charge-offs of loans not previously provided for, less recoveries of loans previously provided for.

(6)	Equals the sum of “Extraordinary Income” and “Extraordinary Loss” as shown in our consolidated financial statements.

(7)	Equals the sum of “Corporate Income Tax” and “Other Taxes” as stated in our consolidated financial statements.

(8)
All per share amounts reflect the two-for-one stock and ADS split on June 29, 1998, the one-for-fifty stock dividend made on September 15, 1998, and the two-for-one stock and ADS split on June 11, 1999. Banco Central Hispanoamericano shares outstanding in each period have been converted into Banco Santander Central Hispano shares at an exchange ratio of three Banco Santander Central Hispano shares for every five Banco Central Hispanoamericano shares outstanding.

(9)
Average number of shares and per share data have been calculated on the basis of the weighted average number of shares outstanding in the relevant year, including those held by certain of our consolidated subsidiaries and have been restated to reflect the two-for-one stock and ADS split on June 29, 1998, the one-for-fifty stock dividend made on September 15, 1998 and the two-for-one stock and ADS split on June 11, 1999.

(10)	At the end of each year. We have deducted the book value of shares held by our consolidated subsidiaries from stockholders’ equity.

(11)
Monthly averages. See “Presentation of Financial and Other Information—Differences Between Consolidated Financial Statements and Spanish Statutory Financial Statements—Accelerated Amortization of Goodwill.”

(12)
Net yield is the total of net interest income (including dividends on equity securities), divided by average earning assets. See “Item 4 Information on the Company—B. Business Overview—Selected Statistical Information—Earnings Assets—Yield Spread”.

(13)	Cost to income ratio equals total operating expenses divided by ordinary income.

(14)
For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before taxation, minority interests and extraordinary items, plus fixed charges and after deduction of the unremitted pre-tax income of associated companies. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, and the proportion of rental expense deemed representative of the interest factor.

(15)
For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before taxation, minority interest and extraordinary items (U.S.GAAP definition of extraordinary items), plus fixed charges and after deduction of the unremitted pre-tax income of associated companies. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, preferred stock dividend requirements (corresponding to minority interest participation and, accordingly, not eliminated in consolidation), and the proportion of rental expense deemed representative of the interest factor. Preferred stock dividends for any year represent the amount of pre-tax earnings required to pay dividends on preferred stock outstanding during such year.

(16)
Non-performing assets reflect Bank of Spain classifications. Such classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Classified Assets—Bank of Spain Classification Requirement,” and “Assets—Bank of Spain Classification Requirement—Non-performing Assets”. The amount of non-performing assets reflected in this table consists, in the case of certain non-performing assets, of the aggregate amount of past due payment of principal and interest on such loans, and not the entire unpaid principal amount of such loans unless and until such principal amount is classified as non-performing. See “Item 4. Information on the Company— B. Business Overview—Selected Statistical Information—Classified Assets—Bank of

Back to Contents

Spain Classification Requirement,” and “Assets—Bank of Spain Classification Requirement—Non-performing Assets”. We estimate that had such entire unpaid principal amount been included, the amount of non-performing assets would have been €1,917.8 million, €2,808.5 million, €3,519.5 million, €5,228.2 million, €4,150.6 million and €4,486.0 million at December 31, 1998, 1998 (proforma), 1999, 2000, 2001 and 2002.

The following table shows income, stockholder’s equity, total assets and certain ratios on a U.S. GAAP basis.

	Year Ended December 31,

US GAAP	1998	1999	2000	2001	2002

	(In thousands of euros, except ratios and per share data)

Net income(1)	417,896	421,470	2,009,485	2,176,711	2,286,959
Stockholders’ equity(2)	9,838,682	18,251,421	30,929,034	29,944,012	23,114,475
Total assets(2)	163,613,381	273,524,948	361,871,582	367,264,418	321,804,691
Net Income per share(3)	0.19	0.13	0.48	0.48	0.48
Stockholders’ equity per share(2)(3)	4.50	4.98	7.35	6.56	4.89
Ratio of earnings to fixed charges:(4)
Excluding interest on deposits	1.27	1.18	1.38	1.26	1.61
Including interest on deposits	1.11	1.05	1.10	1.10	1.22
Ratio of earnings to combined fixed charges and preferred stock dividends:(5)
Excluding interest on deposits	1.17	1.08	1.28	1.18	1.49
Including interest on deposits	1.07	1.02	1.08	1.07	1.18

(1)
For information concerning reconciliation between Spanish GAAP and U.S. GAAP and a discussion of the principal U.S. GAAP adjustments to net income and stockholders’ equity, see note 27 to our consolidated financial statements.

(2)	As of the end of each period. The book value of our shares held by our consolidated subsidiaries has been deducted from stockholder’s equity. See note 1 to our consolidated financial statements.

(3)
Per share data have been calculated on the basis of the weighted average number of our shares outstanding in the relevant year, including those held by certain of our consolidated subsidiaries and have been restated to reflect the two-for-one stock and ADS split made on June 29, 1998, the one-for-fifty stock dividend made on September 15, 1998 and the two-for-one stock and ADS split made on June 11, 1999.

(4)
For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before taxation, minority interests and extraordinary items, plus fixed charges and after deduction of the unremitted pre-tax income of associated companies. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, and the proportion of rental expense deemed representative of the interest factor.

(5)
For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before taxation, minority interest and extraordinary items, plus fixed charges and after deduction of the unremitted pre-tax income of associated companies. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, preferred stock dividend requirements (corresponding to minority interest participation and, accordingly, not eliminated in consolidation), and the proportion of rental expense deemed representative of the interest factor. Preferred stock dividends for any year represent the amount of pre-tax earnings required to pay dividends on preferred stock outstanding during such year.

Exchange Rates

Fluctuations in the exchange rate between pesetas and dollars have affected, and, after January 1, 1999, between euros and dollars will affect, the dollar equivalent of the share prices on Spanish Stock Exchanges and, as a result, are likely to affect the dollar market price of our American Depositary Shares, or ADSs, in the United States. In addition, dividends paid to the depositary of the ADSs will be denominated in euros and fluctuations in the exchange rate will affect the dollar conversion by the depositary of cash dividends paid on the shares to the holders of the ADSs. Fluctuations in the exchange rate of euros against other currencies may also affect the euro value of non-euro denominated assets, liabilities, earnings and expenses of Banco Santander Central Hispano.

The following table sets forth, at the dates and for the periods indicated, information regarding the Noon Buying Rate for pesetas expressed in pesetas per dollar.

Calendar Period	At Period End(1)	Average Rate(2)	High	Low

1998	141.15	149.42	157.41	136.80

(1)
 The Noon Buying Rates on December 31, 1998, through 1999, differed from the rates used in the preparation of our Consolidated Financial Statements at and for the years ending on such dates and dollar amounts used in this report may

Back to Contents

differ from the actual dollar amounts that were translated into pesetas in the preparation of our Consolidated Financial Statements.

(2)	The average of the Noon Buying Rates on the last day of each full month during the period.

On January 1, 1999, the peseta became a member currency of the euro, at a fixed conversion rate of €1.00 to Pta. 166.386. Amounts stated in pesetas relating to dates subsequent to January 1, 1999, are accordingly translated into dollars following a two step procedure: first, the peseta amounts are converted into euros at the fixed conversion rate of €1.00 to Pta. 166.386; and second, such euro amounts are translated into dollars using the Noon Buying Rate of dollars per euro.

Beginning January 1, 2002, participating European Union member states such as Spain issued new euro-denominated bills and coins for use in cash transactions. The participating member states have withdrawn the bills and coins denominated in their respective currencies from circulation, and they are no longer legal tender for any transactions. Accordingly, Spain has withdrawn bills and coins denominated in pesetas.

The following table sets forth for the periods and dates indicated certain information concerning the exchange rate for euros and dollars (expressed in dollars per euro), based on the Noon Buying Rate for the dates and periods indicated.

	Rate During Period

Calendar Period	Period End ($)	Average Rate(1) ($)

1999	1.0070	1.0588
2000	0.9388	0.9207
2001	0.8901	0.8909
2002	1.0485	0.9495

(1)	The average of the Noon Buying Rates for euros on the last day of each month during the period.
	Rate During Period

Last six months	High $	Low $

2002
December	1.0485	0.9927
2003
January	1.0861	1.0361
February	1.0875	1.0708
March	1.1062	1.0545
April	1.1180	1.0621
May	1.1853	1.1200

On June 26, 2003, the exchange rate for euros and dollars (expressed in dollars per euro), based on the Noon Buying Rate, was $1.1429.

For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2(b) of our Consolidated Financial Statements. See “Item 4. Information on the Company—B. Business Overview—Monetary Policy and Exchange Controls” for information concerning the peseta in the context of the European Monetary Union.

B. Capitalization and indebtedness.

See “Consolidated Balance Sheet Data” in Item 3. “Key Information—A. Selected Financial Data.”

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk factors.

Risks Relating to Our Operations

Since our loan portfolio is concentrated in Spain and Latin America, adverse changes affecting the Spanish or Latin American economies could adversely affect our financial condition.

Our loan portfolio is mainly concentrated in Spain and Latin America. At December 31, 2002, 55.9% of our loans were made to Spanish resident borrowers and 20.49% of our loans were made by our Latin American subsidiaries. Therefore, adverse changes affecting the Spanish or Latin America economies in which we operate would likely have a significant adverse impact on our loan portfolio and, as a result, on our financial condition, cash flows and results of operations. See “Item 4. Information on the Company—B. Business Overview.”

Back to Contents

Some of our business is cyclical and our income may decrease when demand for certain products or services is in a down cycle.

The level of income we derive from certain of our products and services depends on the strength of the economies in the regions where we operate and certain market trends prevailing in those areas. While we attempt to diversify our businesses, negative cycles may adversely affect our income in the future.

Different disclosures and accounting principles between Spain and the U.S. may provide you with different or less information about us than you expect.

There may be less publicly available information about us than is regularly published about companies in the United States. While we are subject to the periodic reporting requirements of the U.S. Exchange Act, the disclosure required from foreign issuers under the Exchange Act is more limited than the disclosure required from U.S. issuers. Additionally, we present our financial statements under Spanish GAAP which differs from US GAAP. See note 27 to our consolidated financial statements.

Since our principal source of funds are short term deposits, a sudden shortage of these funds could increase our cost of funding.

Historically, our principal sources of funds have been customer deposits (savings, demand and time deposits). At December 31, 2002, 19.7% of these customer deposits are time deposits in amounts greater than $100,000. Time deposits have represented 59.4%, 57.8% and 59.5% of total customer deposits at the end of 2000, 2001 and 2002, respectively. Large-denomination time deposits may be a less stable source of deposits than savings and demand deposits. In addition, since we rely heavily on short-term deposits for our funding, there can be no assurance that we will be able to maintain our levels of funding without incurring higher funding costs or the liquidation of certain assets.

A substantial percentage of our customer base is particularly sensitive to adverse developments in the economy.

Medium- and small-size companies and middle and lower-middle income individuals can be more adversely affected by adverse developments in the economy than large companies and high income individuals. As a result, our substantial lending to these segments of our existing and targeted customer base causes us to assume a relatively higher degree of risk than if we focused more heavily on the other groups.

Increased competition in the countries where we operate may adversely affect our growth prospects and operations.

Most of the financial systems in which we operate are highly competitive. Recent financial sector reforms in the markets in which we operate have increased competition among both local and foreign financial institutions, and we believe that this trend will continue. In particular, price competition in Europe has increased recently. Our success in the European markets will depend on our ability to remain competitive with other financial institutions. In addition, there has been a trend towards consolidation in the banking industry, which has created larger and stronger banks with which we must now compete. There can be no assurance that this increased competition will not adversely affect our growth prospects, and therefore our operations. We also face competition from non-bank competitors, such as brokerage companies, department stores (for some credit products), leasing companies and factoring companies, mutual funds and pension funds management companies, and insurance companies.

Volatility in interest rates may negatively affect our net interest income and increase our non-performing loan portfolio.

Changes in market interest rates could affect the interest rates charged on the interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income leading to a reduction in our net interest income. Income from treasury operations is particularly vulnerable to interest rate volatility. Since the majority of our loan portfolio reprices in less than one year, rising interest rates may also bring about an increasing non-performing loan portfolio. Interest rates are highly sensitive to many factors beyond our control, including deregulation of the financial sector, monetary policies, domestic and international economic and political conditions and other factors.

Foreign exchange rate fluctuations may negatively affect our earnings and the value of our assets and shares.

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the price of our securities on the stock exchanges in which our shares are traded. These fluctuations will also affect the conversion to U.S. dollars of cash dividends paid in euros on our shares.

In the ordinary course of our business, we have a percentage of our assets and liabilities denominated in currencies other than the euro. Fluctuations in the value of the euro against other currencies may adversely affect our profitability. For example, the appreciation of the euro against some Latin American currencies and the U.S. dollar will depress earnings

Back to Contents

from our Latin American operations. Additionally, while most of the governments of the countries in which we operate have not imposed prohibitions on the repatriation of dividends, capital investment or other distributions, no assurance can be given that these governments will not institute restrictive exchange control policies in the future. Moreover, fluctuations among the currencies in which our shares and ADRs trade could reduce the value of your investment.

Changes in the regulatory framework in the jurisdictions where we operate could adversely affect our business.

A number of banking regulations designed to maintain the safety and soundness of banks and limit their exposure to risk apply in the different jurisdictions in which our subsidiaries operate. Changes in regulations, which are beyond our control, may have a material effect on our business and operations. As some of the banking laws and regulations have been recently adopted, the manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, no assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have an adverse affect on our business.

Our recent and future acquisitions and strategic partnerships may be disruptive.

We acquired controlling interests in various companies and engaged in other strategic partnerships. See “Item 4. Information on the Company—A. History and development of the Company.” Additionally, we may consider other strategic acquisitions and partnerships from time to time. While we are optimistic about the acquisitions we made, there can be no assurances that we will be successful in our plans regarding the operation of these or other acquisitions and strategic partnerships.

We can give you no assurance that our acquisition and partnership activities will perform in accordance with our expectations. Despite our due diligence efforts, we must necessarily base any assessment of potential acquisitions and partnerships on inexact and incomplete information and assumptions with respect to operations, profitability and other matters that may prove to be incorrect.

Risks Relating to Latin America

Our Latin American subsidiaries’ growth, asset quality and profitability may be adversely affected by volatile macroeconomic conditions.

The economy of the 11 Latin American countries where we operate has experienced significant volatility in recent decades, characterized, in some cases, by slow or regressive growth, declining investment and hyperinflation. This volatility has resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. Latin America banking activities (including Commercial Banking, Asset Management and Private Banking and Global Wholesale Banking) accounted for €1,382.7 million of our net attributable income for the year ended December 31, 2002 (a decrease of 8.2% from €1,506.9 million for the year ended December 31, 2001) (This figure does not include goodwill amortization of €1,043.2 million and €1,648.4 million; financing costs of €756.9 million and €452.0 million -taking into account the euro long-term interest rate, net of taxes- at December 31, 2002 and 2001, respectively, and the special provision reserve for Argentina of €1,244 million made in 2001). Negative and fluctuating economic conditions, such as a changing interest rate environment, impacts our profitability by causing lending margins to decrease and leading to decreased demand for higher margin products and services.

Significant competition in some Latin American countries could intensify price competition and limit our ability to increase our market share in those markets.

Because some of the Latin American countries in which we operate only raise limited regulatory barriers to market entry, generally do not make any differentiation between locally or foreign-owned banks, have permitted consolidation of their banks and do not restrict capital movements, we face significant competition in Latin America from both domestic and foreign commercial and investment banks.

We are exposed to foreign exchange and, in some instances, political risks as well as other geographical risks related to the Latin American countries in which we operate, which could cause an adverse impact on our business.

We operate in the banking business in Latin American countries and our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We are confronted with different legal and regulatory requirements in many jurisdictions, including different tax regimes and laws relating to the repatriation of funds or nationalization of assets. Our international operations also expose us to different local business risks and challenges, such as exchange rate risks, management and control of an international organization and other political risks, which could adversely affect our business.

Back to Contents

Latin American economies can be directly and negatively affected by adverse developments in other countries.

Financial and securities markets in Latin American countries where we operate are, to varying degrees, influenced by economic and market conditions in other countries in Latin America and beyond. Negative developments in the economy or securities markets in one country, particularly in an emerging market, may have a negative impact on other emerging market economies. These developments may adversely affect the business, financial condition and operating results of our subsidiaries in Latin America.

Our subsidiaries in Argentina may be adversely affected by the current economic condition in Argentina.

By the end of 2001, Argentina suffered a deep social and economic deterioration accompanied by political and economic instability. In reaction to these events, Argentina has imposed severe economic restrictions including (i) suspending payments on Argentina’s external debt; (ii) abrogating the convertibility of the Argentine peso (iii) converting U.S. dollar denominated bank-deposits into Argentine peso (ARP)-denominated deposits at an exchange rate of ARP1.40 per $1.00; (iv) converting U.S dollar denominated debts into ARP denominated debts at an exchange rate of ARP1.00 for each U.S. dollar (except internal federal and provincial government debt, which is converted at ARP1.40 per $1.00); (v) restricting bank withdrawals and transfers abroad; (vi) closing down the Argentine banking system for extended periods (vii) enacting changes in the bankruptcy law to protect debtors; (viii) amending the charter of the Argentine Central Bank to provide for increased money supply; and (ix) requiring the sale by all banks of all their foreign currency within Argentina to the Central Bank at an exchange rate of ARP1.40 per $1.00 (this requirement is currently suspended). The resultant shock of these events has caused increased inflation, a volatile exchange rate and reduced economic activity.

It is impossible to predict how the Argentine government will ultimately address the crisis that continues to affect the Argentine economy. The rapid and radical nature of the recent changes in the Argentine social, political, economic and legal environment, including with respect to tax regulations, and the absence of a clear political consensus or any particular set of economic policies, have created great uncertainty. Mr. Néstor Kirchner is the new president of Argentina; his presidential term began on May 25, 2003. How the new president of Argentina will affect the composition of the Argentine government, the laws it promulgates and the economy, and ongoing discussions with the International Monetary Fund regarding a restructuring of the Argentine government’s debt, add to the current unstable political and economic environment.

Within this framework, the Argentine banking sector and the Group (by virtue of its ownership of Banco Río and its other Argentine operations) have been affected, in particular, by losses generated by the forced conversion of dollar denominated debt to pesos at below market rates, lower lending and deposit-taking activities, the inability to manage our Argentine business due to forced extended holdings restrictions on transfer of money (including dividends) and a higher probability of our Argentine customers defaulting. We also face an increased potential for defaults among customers heavily invested in, or dependent upon, the Argentine economy and an increased risk based on guarantees and other instruments with recourse to Grupo Santander issued to or in support of their Argentine operations (See in Note 1 to our financial statements the accounting treatments given to this risk).

In light of the uncertainty prevailing in Argentina’s economic and political environment, our strategy in this country has been focused on preserving liquidity levels, decreasing sovereign risk exposure, strengthening credit risk control and optimizing the volume and structure of equity. In 2001, we established a special reserve amounting to €1,287.0 million. As of December 31, 2002, the special reserve amounted to €1,623.0 million that covers in full the net book value of and goodwill of our investments in companies located in Argentina, the risk arising from intercompany transactions, as well as the new regulatory requirements on provisions for country risk with third parties as a result of the change in the classification of Argentina. We expect that the deteriorated economic and political environment in Argentina will continue to have a negative impact on our financial condition and results of operations, including as a result of causing us to increase the coverage on our cross-border exposure to obligors in Argentina.

The Argentine government has historically exercised significant influence over the economy. In responding to the on-going crisis, the Argentine government has promulgated numerous, far-reaching and, at times, inconsistent laws and regulations affecting the economy.

We cannot assure you that laws and regulations currently governing the economy will not continue to change in the future or that any changes will not adversely affect our business, financial condition or results of our operations in the country, or with other counterparties located in the country.

Additional risks to investing in Argentina in light of the social and political crises include the potential for: (i) civil unrest, rioting, looting, nationwide protests, widespread social unrest and strikes; (ii) expropriation, nationalization and forced renegotiation or modification of existing contracts; (iii) additional restrictions on repatriation of investments and transfer of funds abroad; (iv) adverse changes to taxation policies, including retroactive tax claims; and (v) further changes in laws and policies of Argentina affecting foreign trade and investment.

Back to Contents

Item 4. Information on the Company

A. History and development of the company.

Introduction

On January 15, 1999, the boards of directors of Banco Santander, S.A. and Banco Central Hispanoamericano, S.A. agreed to merge Banco Central Hispanoamericano into Banco Santander, and to change Banco Santander’s name to Banco Santander Central Hispano, S.A. The shareholders of Banco Santander and Banco Central Hispanoamericano approved the merger on March 6, 1999, at their respective general meetings. The merger and the name change were registered with the Mercantile Registry of Santander, Spain by the filing of a merger deed. Effective April 17, 1999, Banco Central Hispanoamericano shares were extinguished by operation of law and Banco Central Hispanoamericano shareholders received new Banco Santander shares at a ratio of three shares of Banco Santander for every five shares of Banco Central Hispanoamericano formerly held. On the same day, Banco Santander changed its legal name to Banco Santander Central Hispano, S.A. We are incorporated under, and governed by the laws of the Kingdom of Spain. We conduct business under the commercial name “Santander Central Hispano”. Our corporate offices are located in Plaza de Canalejas, 1, 28014 Madrid, Spain. Telephone: (011) 34-91-558-1111.

Principal Capital Expenditures and Divestitures

Acquisitions, Dispositions, Reorganizations

The principal holdings acquired by us in 2001 and 2002 and other significant corporate transactions were as follows:

Banco Español de Crédito, S.A. (“Banesto”). In 2002, Banesto carried out a monetary capital increase through the issuance of 81,670,694 new shares, carrying preemptive rights, at a ratio of 2 new shares issued at par for every 15 old shares. We sold the preemptive rights we received in this transaction (arising from our 99.04% holding in the capital stock of Banesto) for €443 million and reduced our ownership interest to 88.57%.

AKB Holding (“AKB”). In 2001, we reached an agreement with the Werhahn Group for the acquisition of AKB (a German group specialized in consumer finance). In May 2002, we issued 109,040,444 new shares of €0.5 par value each and share premium of €9.588 each for an effective amount of €1,100 million, which were paid in full through the contribution of shares representing all the capital stock of AKB, in accordance with the resolutions adopted by the Bank’s Special Shareholders’ Meeting on February 9, 2002.

Banco Santiago. Under the agreements between us and the Central Bank of Chile (as the second largest shareholder of Banco Santiago), on April 17, 2002 we acquired 35.45% of the Central Bank of Chile’s holding in the capital stock of Banco Santiago for $685 million (approximately €772 million). On August 1, 2002, Banco Santiago was merged into Banco Santander Chile, with retroactive effect as of January 1, 2002, after the required resolution of their respective Shareholders’ Meetings and approval by the Chilean regulatory authorities. The name of the post-merger entity is Banco Santander Chile.

Banco Santander Colombia. As a result of a capital increase and of certain agreements reached in prior years, in 2002, we increased our holding in the capital stock of Banco Santander Colombia by 34.32% and paid €303 million.

Banco del Río de la Plata, S.A. (Banco Río). As of December 31, 2001, we had an 80.3% controlling interest in Banco Río. Additionally, we had call options and were obliged by put options of third parties on the capital stock of Banco Río which affected 18.54% of Banco Rio’s capital stock (23% of the voting rights). On January 2002, we settled the exercise of the put option by its holder through the delivery of the Bank’s ordinary shares. The estimated cost of the investment was €395.0 million.

As of December 31, 2002, we had a 98.8% holding in the capital stock of Banco Río.

Grupo Financiero Santander Serfin (“Serfin”). In December 2002, we reached an agreement with Bank of America Corporation whereby the latter acquired 24.9% of Grupo Financiero Santander Serfin (“Serfin”) for $1,600 million, for which we recognized estimated capital gains of approximately €681 million. Under this agreement, Bank of America Corporation will maintain its share holding in Serfin for at least three years, and after this period it may use, if it deems it appropriate, several liquidity mechanisms, including the listing of its Serfín shares on the stock exchange and the right to sell its Serfin shares to us, at one time, at its book value at the time of the sale, calculated in accordance with international accounting standards.

The transaction was completed in March 2003. As of March 31, 2003, we had a 74.0% holding in the capital stock of Serfin.

Back to Contents

Patagon Group. In 2002, we restructured our Internet banking business, selling our holding in Patagon America, the Latin American financial portal, to the other shareholders for $9.84 million (approximately €10.7 million) and using the allowances recorded for the full amount of the investment that included €617 million of goodwill.

Banco de Caracas. On August 17, 2002, Banco de Venezuela and Banco de Caracas merged into the new Banco de Venezuela.

Banco do Estado de Sao Paulo (Banespa). In November 2000, we acquired a 33% holding investment (66.5% of the voting rights) in the capital stock of Banespa for 7,284 million Brazilian reais (approximately $3,802 million or €4,378 million). Finally, on April 2001 we acquired an additional 64.1% of the capital stock of Banespa (31.8% of the voting rights) for 2,275 million Brazilian reais (approximately $1,068 million or €1,203 million) after the successful tender offer for the remaining common and preferred shares owned by minority shareholders (67% of capital stock) approved by our board of directors on December 29, 2000.

As of December 31, 2002, we had a 98.01% holding in the capital stock of Banespa.

Compañía de Seguros de Vida Santander, S.A.(Vida Santander) and Compañia de Reaseguros de Vida Soince-Re, S.A. (Vida Soince). In November 2001, we sold to MetLife 100% of our shares in our two Chilean insurance subsidiaries, Vida Santander and Vida Soince, for a total price of approximately $258 million (€290 million), realizing capital gains of approximately $160 million (approximately €180 million).

The Royal Bank of Scotland Group, plc. (“RBS”). As of December 31, 2001, we had an 8.03% holding in the capital stock of RBS. In 2002 we made a net divestment of 3% of our holding in RBS, realizing capital gains of approximately €806 million.

As of December 31, 2002, we had a 5.04% holding in the capital stock of RBS.

Unión Eléctrica Fenosa, S.A. (Unión Fenosa). In 2002 we acquired several holdings in the capital stock of Unión Fenosa for a total amount of €465 million. As of December 31, 2002, we had a 23.35% holding in the capital stock of Unión Fenosa.

Grupo Financiero Bital. In 2002 we subscribed a capital increase and converted bonds into Grupo Financiero Bital shares for approximately €99 million, thus increasing our holding to 25.4% of the economic rights and 29.1% of the voting rights. Subsequently, we accepted the tender offer launched by Hong Kong and Shanghai Bank Corporation (“HSBC”) for the shares of Grupo Financiero Bital, realizing capital gains of approximately €113 million.

Dragados y Construcciones, S.A. In 2002 we divested our 23.5% holding in Dragados y Construcciones, S.A. (as of December 31, 2001, the holding was 20.19% of capital stock) at a capital gain of approximately €521 million.

Vallehermoso, S.A. In 2002 we divested 24.5% of our holding in Vallehermoso, S.A. (as of December 31, 2001, the holding was 25.14% of capital stock) at a capital gain of approximately €301 million.

Société Générale. As of December 31, 2000, we had a 5.93% holding in the capital stock of Société Générale. Following various divestments in 2001 (with realized gains of €185 million), we had a 1.5% holding in the capital stock of Société Générale as of December 31, 2001. This holding was divested in 2002 at a capital gain of €94 million.

Metropolitan Life Insurance Company (Metlife). In August 2001, we reduced our stake in MetLife from 4.00% to 0.67%, realizing capital gains of approximately €306 million. Subsequently, in January 2002 we sold our remaining 0.67% stake, realizing capital gains of approximately €76 million.

Previnter AFJP, S.A. (Previnter). In the first quarter of 2001, we merged Previnter and Origenes AFJP, our two pension fund subsidiaries in Argentina.

Vodafone. As of December 31, 2000 we had 1,842,641,757 shares of Vodafone, equivalent to 2.85% of its capital. During 2001 we divested 44% of our holding realizing capital gains of €1,713 million. As of December 31, 2001 we had a 1.53% holding. During 2002 we reduced our stake from 1.53% to 0.97%, realizing capital gains of €274 million.

Auna Operadores de Telecomunicaciones, S.A. (Auna). During 2001, we acquired a 9.77% of the capital stock of Auna, thus increasing to 10.87% our total holding in this company, the second largest Spanish telecommunications group. In December 2001, we announced that, together with other strategic partners, we will individually acquire a total stake of 26.89% in Auna. As a consequence of this transaction, and once all requirements pursuant to the sectorial regulations were met, in

Back to Contents

2002 we acquired a 12.62% stake in Auna, thus increasing to 23.49% our total holding in this company, although this stake could be increased by an additional 2.5%. The total price of the acquisition of the 26.89% stake in Auna was €2,000 million. The total price of the 12.62% stake acquired by us was €939 million. As of December 31, 2002, we had a 23.49% holding in the capital stock of Auna.

In addition to expanding our existing operations, we continuously review possible acquisitions of, and investments in, businesses in markets in which we believe we have particular advantages.

Capital Increases

As of December 31, 2001, our capital stock consisted of 4,659,362,499 fully subscribed and paid shares of €0.5 par value each.

As of December 31, 2002, our capital had increased by 109,040,444 shares, or 2.34% of our total capital as of December 31, 2001, to 4,768,402,943 shares through the following transaction:

AKB Holding Acquisition

•
Capital increase of 109,040,444 new shares of €0.5 par value each and share premium of €9.588 each for an effective amount of €1,100 million, which were paid in full through the contribution of shares representing all the capital stock of AKB, in accordance with the resolutions adopted by the Bank’s Extraordinary Shareholders’ Meeting on February 9, 2002. These shares were issued on May 14, 2002.

Recent Events

During March, April and May 2003 we announced the following transactions:

•
The agreement with San Paolo-IMI to buy 50% of Finconsumo (an Italian consumer finance company) from San Paolo-IMI for €140 million, thus increasing our holding in Finconsumo to 100%. The agreement involves the initial purchase of a 20% stake for €60 million and the remaining 30% for €80 million to take effect in the 12 months following December 20, 2003.

Additionally, San Paolo-IMI will acquire 50% of Allfunds Bank, a 100% indirect subsidiary of us specialized in third party fund distribution, for €21 million.

•	The increase of our stake in San Paolo-IMI from 5.38% to 6.36% for a total price of €124.9 million.

•	The increase of our stake in Shinsei Bank of Japan from 6.5% to approximately 11.4% for a total price of €83.3 million.

•
The increase of our stake in Grupo Orígenes of Argentina from 39.2% to 59.2%, in fulfillment of the agreements reached with Bank of Boston in 2000, for a total price of $150.0 million which was entirely provisioned for as of December 31, 2002 under our policy of coverage of Argentine risk. The Orígenes Group consists of pension fund management as well as retirement and life insurance units.

•
The agreement with Royal Bank of Scotland (“RBS”) through which we are to acquire the Miami based Latin American private banking operations of the Coutts Group, a subsidiary of RBS, and RBS is to purchase the credit card and personal loan portfolios of our German subsidiary Santander Direkt Bank. Both transactions are subject to regulatory approval and are expected to be completed by August 2003.

B. Business overview.

We are a financial group operating principally in Spain, other European countries and Latin America, offering a wide range of financial products. At December 31, 2002, we were one of the largest banking groups in the euro zone with a stock market capitalization of €31.2 billion, stockholders’ equity of €18.2 billion and total assets of €324.2 billion. We had an additional €93.3 billion in mutual funds, pension funds and other assets under management at that date. We also had 35,887 employees and 4,314 branch offices in Spain and 68,291 employees and 4,967 branches outside Spain at December 31, 2002.

Our principal operations are in Spain, Portugal, Germany, Italy, Belgium and Latin America. We also have significant operations in New York, London and Paris as well as strategic investments in The Royal Bank of Scotland Group, and financial investments in Commerzbank, San Paolo-IMI and Banque Commerciale du Maroc. In Latin America, we have majority shareholdings in banks in Argentina, Bolivia, Brazil, Chile, Colombia, Mexico, Paraguay, Puerto Rico, Uruguay and Venezuela.

Our business is divided into five principal areas:

Back to Contents

•	European Commercial Banking;

•	Commercial Banking Latin America;

•	Asset Management and Private Banking;

•	Global Wholesale Banking; and

•	Corporate Center.

European Commercial Banking:

This area covers the banking activities of the different networks and specialized units in Europe, chiefly with individual clients and small and medium companies (“SMEs”), as well as private and public institutions. There are five units within this area: Santander Central Hispano Commercial Banking, Banesto, Consumer Finance, Portugal and On-line Banking.

Commercial Banking Latin America:

This area covers the universal banking activities in Latin America conducted through our subsidiary banks and finance companies.

Asset Management and Private Banking:

Asset management includes pension and mutual funds and bancassurance. Private banking includes the activity carried out with clients via the specialized units in Spain and abroad.

Global Wholesale Banking:

This area covers our corporate banking activities in Spain and Europe, treasury activities in Madrid and New York and investment banking throughout the world.

Corporate Center:

This area is responsible for the centralized activities relating to strategic or temporary equity stakes in industrial and financial companies, financial management related to the structural exchange rate position, the Group’s asset and liability portfolio and management of issues and securitization. It also controls all capital and reserves and allocations of capital and liquidity to the different business areas. Lastly, the area also covers, on a temporary basis, businesses that are being wound down or closed in order not to distort the recurrent revenues of other businesses. In exceptional circumstances, it may include the launch of an activity of a strategic nature.

European Commercial Banking

Our European commercial banking activities include deposit taking, personal loans and consumer finance, mortgage lending, bill discounting, leasing, factoring, distribution of mutual and pension funds, life and non-life insurance distribution, credit and debit card operations, remote banking services, automobile financing and money transfers.

European Commercial Banking is the most important business area for the Santander Central Hispano Group. Its share of total activity increased in 2002, both in terms of business volume and earnings. As of December 31, 2002, it accounted for 47% of total customer funds, 67% of total loans and credits and 49% of net attributable income of the Group.

The area had 5,027 branches and 42,856 employees (direct and assigned) at the end of 2002.

Income before taxes for European Commercial Banking increased 14.8% to €2,197.4 million in 2002 from €1,914.4 million in 2001. The main factors behind this increase were positive business performance, control of operating costs and, to some extent, the impact of the consolidation of AKB, which was not consolidated in 2001, on both the balance sheet and the income statement (the latter for the whole of the year).

The efficiency ratio improved by 3.4 percentage points, from 53.4% in 2001 to 50.0% in 2002. ROE was 19.07% as compared to 18.18% in 2001.

Santander Central Hispano Commercial banking

This activity is carried out through the branch network of Banco Santander Central Hispano, backed up by an increasing number of ATMs, savings books updaters, telephone banking services, electronic and Internet banking.

Back to Contents

At the end of 2002, we had 2,506 branches and a total of 21,267 employees (24,971 at the end of 2001), of which 239 were temporary, dedicated to commercial banking in Spain. In 2002 there was a net reduction of 328 branches and a net reduction of 3,704 employees mainly due to early retirements.

In 2002 Santander Central Hispano Commercial Banking experienced growth of approximately 9% in lending, 5% in deposits, 7.8% in net operating income and 6.3% in net attributable income, an improved efficiency ratio and continued high standards of quality in credit risk.

Net operating revenue from Santander Central Hispano Commercial Banking was €3,249.9 million in 2002, as compared to €3,231.8 million in 2001.

In 2002 net attributable income from Santander Central Hispano Commercial banking was €786.0 million, 6.3% higher than net attributable income in 2001, while the ROE reached 21.3% and the efficiency ratio improved to 50.0% (52.9% in 2001).

Santander Central Hispano Commercial Banking progressed on its management model based on customer segmentation, known as Project Da Vinci, in order to provide a differentiated range of products and services to each homogenous group and to develop innovative products.

The area set goals focused on achieving a strong business drive, defending customer spreads, improving efficiency with a significant cut in costs and control and quality of credit risk and non-performing loans. These general strategies were adapted to each customer segment and specified in plans, improvement measures and special projects with quantitative and qualitative targets, most of them focused on growth in net operating revenue, as a lever to improve the Group’s earnings.

The result was significant growth in the main customer business items. Lending rose on a sustained basis in items as varied as mortgages (+14.2%), mainly to individual customers, factoring and confirming (+71.1%) and secured loans (+9.8%).

Of note in funds was the 5.3% growth in deposits, both current accounts (+2.8%) as well as time deposits (+9.2%). Time deposits increased as a result of the strategy of placing structured products, which combine the guarantee of capital and a basic return, with profit expectations derived from the structures.

The performance of mutual funds, like that of the rest of the banking sector, was affected by the depressed state of stock markets. The asset value declined by more than €1,000 million, and growth capacity was limited by subscriptions because of the poor expectations. The combined impact of these circumstances was a drop of 8.5% in the balance, which was neutralized and overcome at the level of the Group in Spain (+ 6.5%) by institutional funds, deposited with us as coverage of the «Supersatisfacción» and «Super Rendimiento» Deposits.

Pension funds reaped the rewards of the promotion campaign at the end of 2001, consolidated in 2002. The balance rose 10.4% in 2002 and its return increased.

Bancassurance was more dynamic. Growth in new policies and income was 86% in 2002 as a whole and more than 100% in the last months of the year.

Banesto

During 2002, the Banesto Group continued to achieve sustained growth in business and earnings. Income before taxes was 10.4% higher at €575.1 million (according to its published data, excluding adjustments for capital allocation and assignation of costs). This increase was due to a gradual increase in business, control of operating expenses and adequate management of customer spreads.

At the end of 2002, Banesto had 1,679 branches and 10,022 employees (compared with 10,750 at the end of 2001), of which 436 employees were temporary.

In 2002, net operating revenue from Banesto was €1,481.8 million, as compared to €1,447.2 million in 2001. Net attributable income from Banesto was €414.2 million, 0.7% higher than in 2001, while the ROE reached 17.3% (18.3% in 2001) and the efficiency ratio improved to 51.4% (53.2% in 2001).

These results were driven, in part, by the Bank’s different promotion campaigns aimed, in some cases, at strengthening the relationship with current customers, and in others at capturing new clients in target segments. The campaigns included the «present for a deposit», the continuation of the «DVD campaign» and the launch of the «Canal Satélite Digital» campaign.

Other noteworthy developments were:

•
As part of its plans to be more efficient and productive, Banesto put into effect an early retirement plan, which was accepted by 675 employees. In order to pay for this plan, Banesto, after receiving authorization from the Bank of Spain, established a fund charged to freely available reserves and anticipated taxes of €222.2 million.

Back to Contents

•	Under its plans to optimize its networks in Spain, 45 branches were closed, with business transferred to the nearest Banesto branch, and another 27 were closed and their business transferred to the Santander Central Hispano network. In return a similar volume of business was transferred to Banesto from 20 Santander Central Hispano branches.

•
The Annual General Meeting of Banesto Shareholders held on May 30, 2002 agreed to reduce Banesto’s capital in order to distribute €0.15 per share to Banesto’s shareholders which was paid on September 19, 2002. The new nominal value of Banesto’s outstanding shares is €2.03 per share.

•
The capital increase approved by Banesto’s Board on October 1 was carried out in November, with the issuance of 81,670,694 shares of €2.03 nominal value each which increased the Bank’s capital stock by €165.8 million.

At the same time, Banco Santander Central Hispano, Banesto’s majority shareholder, launched a public offering of the pre-emptive rights corresponding to the capital increase. The placement was successful in both the retail and institutional tranches and the listing of the new shares increased Banesto’s free-float above 11%.

•	On December 12, 2002, Banesto announced it would distribute €0.26 per share to shareholders during 2003, under its capital reduction policy.

•
The Extraordinary General Meeting of Shareholders on December 30, 2002 approved the absorption of Bandesco (a Banesto subsidiary) by Banesto. The Boards of both entities had approved this operation on July 8, 2002.

Portugal

Our Portuguese operations are conducted by the Totta Group (“Totta”). Totta conducts its business through three brands in retail banking – Totta, Crédito Predial Português and Santander Portugal and, in investment banking with Banco Santander de Negocios Portugal.

At the end of 2002, Commercial Banking in Portugal operated 659 branches and had 7,175 employees (compared with 7,578 at the end of 2001), of which 157 employees were temporary.

In 2002, net operating revenue from our Commercial Banking activities in Portugal was €851.2 million, as compared to €887.0 million in 2002. Net attributable income was €191.2 million, 17.3% higher than in 2001, while the ROE reached 15.7% (13.8% in 2001) and the efficiency ratio improved to 49.4% (51.1% in 2001).

In 2002, net operating revenue from our Group in Portugal (including Commercial Banking, Asset Management and Global Wholesale Banking) was €921.9 million, as compared to €946.7 million in 2001. Net attributable income was €223.1 million, 16.8% higher than in 2001.

Consumer Finance in Europe

Our main consumer financing activities are focused on Spain and Portugal (through the Hispamer Group), Germany (through CC-Bank) and Italy (through Finconsumo). We are also present (through CC-Bank) in Austria, Hungary, the Czech Republic and Poland.

Under our business diversification strategy for Europe, we strengthened our position in Consumer Finance with the acquisition of the German entity AKB. Subsequently, we reorganized our shareholder structure and integrated in a single entity all our holdings in consumer finance in Europe (Santander Consumer Finance).

At the end of 2002, this area had 181 branches and 3,908 employees (compared with 2,866 at the end of 2001), of which 159 employees were temporary.

In 2002, this area generated net operating revenue of €831.9 million, as compared to €497.3 million in 2001. Net attributable income was €209.1 million, 89.4% higher than in 2001, while the ROE reached 24.7% (18.0% in 2001) and the efficiency ratio improved to 43.3% (50.7% in 2001). (The 2002 figures include the integration of AKB).

The noteworthy developments in the main markets where we operate are the following:

In Germany, the legal procedures for the merger of CC-Bank and AKB were completed. In 2002, the CC-Bank Group’s earnings rose significantly because of the incorporation of AKB. Net attributable income increased 236.6% to €114.4 million. The efficiency ratio improved from 54.8% in 2001 to 42.9% in 2002. ROE rose from 20.8% to 32.4%.

In Italy, Finconsumo Banca, jointly owned by CC-Bank and San Paolo-IMI, specializes in auto and consumer financing. Net attributable income doubled, the ROE increased from 7.4% to 11.2% and the efficiency ratio improved by 8.4 percentage points to 48.8%.

Back to Contents

In March 2003, we reached an agreement with San Paolo to buy its 50% stake in Finconsumo for €140.0 million. The transaction is subject to certain regulatory authorizations.

In Spain, the Hispamer Group specializes in consumer finance through agents. Net attributable income rose 22.2%, the ROE was 20.0% and the efficiency ratio improved by 3.1 percentage points to 42.3%.

On-line Banking

We conduct our on-line banking activities through Patagon Spain and Germany.

At the end of 2002, this area had 2 branches and 484 employees (compared with 710 at the end of 2001), of which 10 employees were temporary.

In 2002, this area generated net operating revenue of €119.7 million, as compared to €99.4 million in 2001. Net attributable income was losses of €34.8 million, 9.3% higher than in 2001.

Commercial Banking Latin America

At December 31, 2002, we had 4,021 offices and 52,430 employees in Commercial Banking Latin America (compared with 4,266 and 58,814 respectively, at December 31, 2001), of which 422 were temporary employees. Net attributable income from Commercial Banking Latin America was €1,098.5 million, 8.9% lower than in 2001, while the ROE reached 22.9% (22.8% in 2001) and the efficiency ratio increased to 54.0% (52.7% in 2001). Our total Latin America activities (including Retail Banking, Asset Management and Global Wholesale Banking) accounted for €1,382.7 million1 of our net attributable income for the year ended December 31, 2002. The Group’s Latin American banking business is principally conducted by the following banking subsidiaries:

	Percentage Held at December 31, 2002		Percentage Held at December 31, 2002

Banco Río de la Plata (Argentina)	98.85	Banco Santander Mexicano	98.82
Banco Santa Cruz (Bolivia)	96.28	Banca Serfin (Mexico)	98.82
Banco Santander Meridional (Brazil)	96.91	Banco de Asunción (Paraguay)	98.09
Banco Santander Brazil	95.90	Banco Santander Puerto Rico	88.27
Banespa (Brazil)	98.01	Banco Santander Uruguay	100.00
Banco Santander Chile	83.92	Banco de Venezuela	97.65
Banco Santander Colombia	97.43

We engage in a full range of commercial banking activities in Latin America, although the range of our activities varies from country to country. We seek to take advantage of whatever particular business opportunities local conditions present. We engage in a wide array of deposit taking activities throughout Latin America, and other commercial banking activities in Argentina, Brazil, Chile and Mexico. Our primary lending operations are in Mexico, Chile, Puerto Rico and Brazil. Our principal mutual fund operations are in Brazil, Mexico, Chile and Puerto Rico, and our main pension fund operations are in Chile, Mexico, Argentina, Peru and Colombia.

In Latin America, the Group adapted its strategy to each country’s particular situation, while continuing to generate synergies and regional economies of scale.

•
Brazil, Mexico, Chile and Puerto Rico, account for 73% of the stock of the Group’s investments in Latin America and absorbed 88% of the new investments between 1999 and 2002. The economies and financial systems of these four countries are the largest and/or have the greatest growth potential in Latin America.

The Group’s net attributable income in these four countries rose 9.7% to €1,724.3 million, despite the average depreciation of 14% against the euro, economic growth that did not even reach 1.5% and the deterioration of their monetary and financial variables. Their indicators of recurrence (percentage of personnel and general expenses covered by fees and commissions) and efficiency (personnel and general expenses as a percentage of net operating revenue) improved by 7.5 and 3.0 points to 55.1% and 45.3%, respectively. ROE stood at 32.1%.

On the basis of their main business lines (deposits, loans, mutual and pension funds), the weighted share in the aggregate of these four countries rose 70 basis points to 11.1%. Except for Puerto Rico, the other three countries had a positive performance in 2002.

•
Venezuela continued to improve its recurrent revenues, despite the very volatile environment. Since the beginning of 2002, the Group has adjusted its growth and risk policies, shaping them to the economic, political and social

(1)
The figure of €1,382.7 million of net attributable income includes allocation of expenses, homogenization of the assigning of capital and anticipated allowances. It does not include goodwill amortization, financing costs and the special reserve for Argentina.

Back to Contents

environment in Venezuela as it became more complex. This enabled the Group to maintain high standards of profitability, recurrence and efficiency.

•
In Colombia we completed the restructuring of the business model, focusing now on more selective, specialized and higher value added banking activities. Net attributable income was €12.0 million after losses in 2001.

•
Both Bolivia and Peru increased their earnings (from €6.6 and €6.4 million in 2001 to €11.6 and €29.1 million respectively in 2002), the risk profile declined and the business model was changed with a reduction in activities.

At the end of 2002, we sold to Banco de Crédito del Peru our retail banking business in Peru. We will continue to do business in Peru but on a more selective basis. In addition, we will continue to develop pension business through Unión Vida, the country’s second largest pension fund management entity with a market share of 27.3% and EUR 1,200 million under management.

•	In Uruguay, whose economy deteriorated, the focus was on risk management, loan-loss provisions and refocusing business activity.

•
Argentina is more problematic. The changes in its financial system during 2002 (the ending of the peso/US dollar peg, the peso’s heavy devaluation, the forced conversion to pesos of certain foreign currency assets and liabilities on the balance sheets of banks using different exchange rates, the new maturities set for time deposits and the partial lifting of the freeze on certain withdrawals, with exchange for various debt instruments, etc) were of such magnitude that Argentina has to be treated separately.

We have made provisions for all of our capital investment in Argentina (including goodwill), as well as intragroup cross-border risk (some of which requires and others of which does not require provisions) and country-risk regulatory requirements with third parties. Argentina’s results were neutralized in consolidation, making the country’s contribution to Group’s earnings zero in 2002.

Our business growth objectives in Latin America are focused on four countries: Brazil, Chile, Mexico and Puerto Rico. The market shares in the aggregate of these four countries increased 0.6 points in lending in 2002 to 12.0% and 0.7 points in customer funds (deposits+mutual and pension funds) to 10.6%.

Detailed below are the main performance highlights, with particular emphasis on those countries which because of their relative importance are the most significant ones in the Group’s strategy.

Brazil. Santander Banespa is one of the four largest private-sector financial groups in Brazil. It has a very strong position in the south/southeast of the country where 100 million of the approximately total population of 175 million live, and which produces 76% of Brazil’s GDP. In this part of the country, Santander Banespa is the leader in the state of Sao Paulo, one of the three main banks in the city of Sao Paulo and the leader in the state of Rio Grande do Sul. Santander Banespa has 4.6 million customers, close to 2,000 branches and more than 7,500 ATMs. Its market shares are around 4-5% for the country as a whole, with more than double that in the south/southeast, the area of the greatest strategic importance for us.

Since the acquisition of Banespa at the end of 2000, we have focused on improving its efficiency through downsizing, modernizing technology and developing businesses, and with a continued improvement in credit risk quality. In 2002, the increased volatility in the markets led us to be even more vigilant in risks, reducing its portfolio of bonds and cross-border risks.

Income before taxes rose 14.7% in euros to €1,057.9 million (+34.9% at a constant exchange rate) and net attributable income rose 20.5% in Euro to €801.9 million (+41.6% excluding currency depreciation).

The indicators of profitability, efficiency and the degree of recurrent revenues improved in 2002. ROE was 45.3%; the efficiency ratio improved 7.2 points to 42.0% and the recurrence ratio rose from 51.9% in 2001 to 63.1% in 2002.

Mexico. We announced in September 2002 the business integration of Banco Santander Mexicano and Banca Serfin under the new brand name Santander Serfin. This completed a process begun two years earlier and which has led to the full integration of all the businesses and support areas of the two banks. The integration produced advantages in 2002 and will continue to do so in 2003, not only through cost savings and synergies, but also by making the bank stronger and more effective on the business front. More than 4 million customers and potential new ones will be tended to by a single network of more than 1,000 branches and 1,800 ATMs.

Santander Serfin is the third largest financial group in Mexico by business volume and the first in terms of profitability and growth.

In addition to the business integration effective as of the last quarter of 2002, our strategic focus was on developing business and on cutting costs. Net attributable income rose 16.4% to €681.4 million (+24.1% excluding currency depreciation). The efficiency ratio ended 2002 below 50% and the recurrence ratio increased by 7.1 points to 55.0%. ROE was 37.4%.

Back to Contents

An agreement was reached in December 2002 with Bank of America to sell 24.9% of Santander Serfin. The sale of this stake for $1,600 million at 2.9 times book value underscored the value of the Group’s investment in Mexico and in Latin America.

Chile. The merger of Banco Santander Chile and Banco Santiago was effective as of August 1, 2002. The two banks were the leaders in the domestic market and together create the largest bank by business volume, profitability and efficiency. With more than 350 branches and 1,100 ATMs, the new Banco Santander Chile has more than 1.9 million customers, market shares of 22.8% in deposits and 25.5% in loans and 11.1% and 21.2% respectively in pension and mutual funds.

An important development in 2002 was our acquisition on April 17, 2002 of the 35.45% of Banco Santiago held by Banco Central de Chile for $685 million.

Net attributable income was 20.6% lower at €228.9 million (-7.4% excluding the exchange rate effect). Although net attributable income benefited from the increased stake in Banco Santiago, it felt the impact of the sale of insurance companies at the end of 2001, the expiration of the tax credits of the former Banco Santiago and the recording of exceptional charges of €75 million gross relating to the merger.

Our efficiency ratio in Chile stood at 41.6%, 3.3 points better than in 2001, while the recurrence ratio increased 5.6 points to 46.3%. ROE was 19.4%.

Puerto Rico. We are one of the three largest financial groups in Puerto Rico, with 60 branches and 140 ATMs, 300,000 customers and market shares in deposits and loans of 12.0% and 11.0%, respectively, and a strong position in portfolio management.

We focused in 2002 on cleaning up loans and restructuring business, with greater emphasis on developing businesses that generate fees and commissions – mutual funds, cards, trade finance, and insurance – and in the generation of mortgages.

Net attributable income dropped 62.8% to €12.1 million.

Venezuela. In May 2002, Banco de Venezuela and Banco Caracas merged to form Banco de Venezuela, a leading bank by efficiency, profitability and business volume. Banco de Venezuela has 287 branches and 633 ATMs, around 2 million customers and market shares of more than 13%.

The management of Banco de Venezuela in 2002 was guided by criteria of maximum prudence, focusing on generation of liquidity, optimization of the balance sheet structure (reducing the volume of its lowest cost loans and highest cost deposits), risk control and cutting costs. Meanwhile the operational integration of the two banks generated cost savings and enhanced the competitive position of the new bank.

In a very volatile exchange rate environment, with the Venezuelan bolivar falling on average by 37% against the euro, we managed to increase net attributable income by 14.0% to €166.5 million. The efficiency ratio improved 9.1 points to 40.4%, the recurrence ratio rose 4.1 points to 41.1% and ROE reached 43.7% (+17.4 points).

Other countries

The strategy in Peru, Colombia, Bolivia, Uruguay and Paraguay has focused over the past few years, and particularly in 2002, on three issues: resizing the Group’s installed capacity in these countries, reducing risks and generating liquidity.

As stated earlier, we sold to a Peruvian bank our retail business in Peru in order to concentrate on corporate banking, banking with SMEs, personal banking and pensions.

The net attributable income of these five countries was negative, amounting to -€15.6 million in 2002 as follows: €29.1 million in Peru, €12.0 million in Colombia, €11.6 million in Bolivia, a loss of €2.9 million in Paraguay and a loss of €65.4 million in Uruguay.

Asset Management and Private Banking

Developing our asset management activities has been, and in the foreseeable future will continue to be, one of our main priorities. It is also one of the activities that faces serious competition from other banking and asset management companies.

This area comprises all of our companies whose activity is the management of mutual and pension funds, private banking and bank assurance. At the end of 2002, this area had 195 branches and 6,149 employees (6,908 at the end of 2001), of which 27 were temporary.

In 2002, this area generated net operating revenue of €869.8 million, as compared to €1,032.2 million in 2001. Net attributable income was €327.0 million, down 8.3% from 2001.

Back to Contents

Asset Management in Spain: Over the last four years we have increased our market share in mutual funds from 23.9% in 1998 to 28.2% in 2002. The factors driving this improved performance have been active management of the product mix of our customers, moving them into more conservative risk profiles, leadership in management of higher value added products (real estate funds, alternative management and guaranteed funds) and the shared effort with our distributors in designing innovative and tailor-made products. There was strong growth in alternative management funds (+28% to more than $2,665 million under management). Our real estate funds management entity also registered significant growth (+37.7%).

Asset Management in Latin America: Pension funds under management amounted to €10,859 million (+19.5% excluding the exchange rate effect) and net attributable income (excluding Argentina) was 22.5% higher at €104.1 million. Of note was the effort made to improve the efficiency of this activity, with operating costs falling 26.9% (excluding Argentina). In mutual funds, revenue growth remained positive (+37.8% excluding Argentina), despite the depreciation of Latin American currencies and the volatility of the capital markets. Particularly noteworthy was the performance of our fund management entity in Mexico, which captured 25% of new customers and the success of Puerto Rico (gain of 2.4 percentage points in market share).

Private Banking: As a result of the negative performance of markets, Banif’s revenue declined. This made us focus our strategy on: a) segmentation and concentration in the segment with customers with more than €150,000 to invest (both for capturing new customers as well as service to existing customers), b) specialized advisory services and designing new products to suit the needs of each customer and c) cutting operating costs by more than 5% (-11% in general expenses).

Banif is the leading private bank in Spain with 63,000 customers, €18,100 million of managed funds and net capturing of €1,700 million in 2002.

In International Private Banking, net attributable income was 9% higher than in 2001 and managed funds rose 14% (excluding the exchange rate impact). Control of costs and the measures taken to offset the fall in net interest revenue pushed up net operating income by 9%.

Insurance: Bancassurance in Spain is growing significantly, both in terms of number of insurance policies as well as its contribution to earnings, due to a strategy focused on originating business linked to loans. Premium income in life-risk insurance grew 90% and 94% in household insurance, lifting their respective market shares by 3.0% and 3.4% according to the latest estimates of last year. Fees and commissions paid to the distributors increased 122.8% and net operating revenue rose 77.1%.

In Latin America, Bancassurance rose 53% at constant exchange rates, due to strict control of risks which improved the accident rate of portfolios, and a cost saving policy that produced a 45.5% fall in costs.

Global Wholesale Banking

This area covers our corporate banking activities in Spain and Europe, treasury activities in Madrid and New York and investment banking throughout the world.

Net operating revenue from Global Wholesale Banking was €775.1 million in 2002, as compared to €1,018.4 million in 2001. Net attributable income was €176.3, 52.8% less than in 2001. One of the factors at play was the strong impact of the difficult situation of international markets on overall business and, in particular, on some treasury positions. In this difficult environment, the key elements of the strategy were the drive to generate more recurrent revenue, cost control and adequate use of capital.

At the end of 2002, we had 38 branches and 2,559 employees (2,769 at the end of 2001), of which 58 were temporary employees, dedicated to Global Wholesale Banking.

Corporate Banking

Our Group serves our large corporate, financial institutions and governments clients’ needs from our headquarters in Spain, our banking subsidiaries in Belgium, Portugal and Latin America, and our branches in London, Frankfurt, Paris, Milan, New York and Miami. The corporate banking unit provides a full range of banking services, among others, bill discounting, global cash management, treasury management services, risk mitigation products, trade finance, correspondent banking, etc.

Net operating income rose 8.2%, spurred by net interest revenue (+1.1%) and net fees and commissions (+12.5%). And with a 5.9% reduction in operating costs, the efficiency ratio improved 2.5% to 23.8%. However, the larger volume of provisions because of the deteriorated environment and prudent management of risks prevented these results from feeding through to income.

Investment Banking

Our investment banking operations include brokerage, corporate finance, structured and project finance, and custody services. The corporate finance and structured finance units help our clients in their special financing needs such as, gaining access to the capital markets, acquisition and project finance advice, and mergers & acquisition advice. The brokerage unit

Back to Contents

provides securities execution, dealing and research services. In addition, we provide custody, settlement, and other value added securities related services, and engage in underwriting and dealing activities, mainly with equity and fixed income securities and instruments, in Spain, Portugal, our branch in New York and Latin America.

Investment Banking’s earnings declined because of the markets’ environment. Revenues generated at Santander Central Hispano Bolsa, the Group’s broker-dealer, declined in 2002 because of the reduced trading in stock markets. In Depository Business and Global Custody, Santander Central Hispano maintained its position as a leading bank in the Spanish market, taking over the custody activity in Spain of JP Morgan Chase.

Treasury

Our treasury operations refer to money, foreign exchange and fixed-income trading in Spain and abroad (Portugal, New York and Latin America), using conventional instruments and derivatives, for our own account and for the account of customers, and for participating in fixed income capital market activities.

The Treasury area’s income declined in 2002 because of the impact of markets on business and strict management of risk, which made it close the more exposed positions in order to end the year with a lower level of market risk.

Corporate Center

The Corporate Center acts as the Group’s holding, managing the Group’s capital and reserves and assigning capital and liquidity to the rest of the businesses. It also accounts for centrally managed businesses such as equity stakes, financial management, amortization of goodwill and country risk as well as businesses being launched or wound down.

As a result, this area covers a wide range of centralized activities, which can be divided into four areas:

•	Central Portfolio: This centralizes the management of equity stakes in financial and industrial companies.

•
Financial management: Manages the structural exchange rate position, the Assets and Liabilities Committee (ALCO) portfolio of the parent bank and the issues and securitizations that meet liquidity needs.

•
Holding: The third function of the Corporate Center is to act as the holding company, managing all capital and reserves, assigning capital to each business unit, and handling the financing cost of investments. As the holding it is also responsible for certain specific funds of a centralized nature (the parent bank’s pensions), country risk and goodwill.

•
Projects underway/wound down: Also included in the Corporate Center, on a temporary basis, are businesses in the process of being wound down or closed in order not to distort the rest of the businesses. In exceptional circumstances, the launch of a business of a strategic nature can be included. In 2002, the main business included was Patagon America (sold in the second quarter).

Net operating loss from Corporate Center was €135.9 million in 2002, as compared to net operating loss of €484.4 million in 2001. Net attributable loss from Corporate Center was €920.4 million, 9.20% higher than in 2001.

At the end of 2002, this area had 184 employees (compared with 340 at the end of 2001), 154 employees were temporary.

Central Portfolio

Alliances and Financial Investments

We have alliances and financial investments in a number of banking companies, principally in Europe. The following summarizes our most important alliances and financial investments:

The Royal Bank of Scotland Group (“RBS”). We made a strategic alliance with RBS more than 15 years ago. The alliance provides for commercial collaboration between the two groups outside the United States, including, among others, in the areas of venture capital, technology development, and operational cooperation.

At December 31, 2002, we owned 5.0% of RBS, and RBS owned 2.8% of us and 12.7% of Banco Santander Portugal. RBS and we have each agreed to obtain the other’s consent before increasing the ownership or control of the voting securities of the other above certain levels. Each of us has the right, in certain circumstances, to purchase or place any of the shares that the other party (or any affiliate) wishes to dispose of. If such right is not exercised, the shares must be sold, subject to certain exceptions, in a widely dispersed public offering. In addition, we have agreed to vote our holding of shares of RBS in accordance with the directions of the board of directors of RBS. Similarly, RBS has agreed to permit the chairman of Banco Santander Central Hispano, or any other person who presides over a general meeting of shareholders at which a shareholder may vote, to vote RBS’s holding of our shares.

Back to Contents

As of December 31, 2001, we had an 8.0% holding in the capital stock of RBS. In 2002, we made a net divestment of 3% of our holding in RBS, giving rise to gains of approximately €806 million.

Commerzbank. At December 31, 2001, we owned 4.7% of Commerzbank. During 2002, we sold a 1% stake of our holding in Commerzbank. At December 31, 2002, we owned 3.7% of Commerzbank.

San Paolo-IMI. At December 31, 2002, we owned 5.2% of the capital stock of San Paolo-IMI, one of the largest banking groups in Italy in terms of assets. San Paolo-IMI controls Intereuropa Bank, a Hungarian bank in which we own a 10% stake. We also manage Finconsumo Banca S.p.A (Italy), the 50/50 joint venture between San Paolo-IMI and CC-Bank, as described above in “Consumer Financing in Europe.”

In March 2003, we increased our stake in San Paolo IMI from 5.38% to 6.36% for a total price of €124.9 million and we agreed to buy the 50% stake of Finconsumo owned by San Paolo-IMI.

Banque Commerciale du Maroc. At December 31, 2002, we had a 20.3% interest in Banque Commerciale du Maroc (Morocco), which engages mainly in trade finance and foreign investment activities. Together with Banque Commerciale du Maroc we have a 50% joint venture in Attijari International Bank, which specializes in trade finance in Tangier’s free trade zone.

Industrial Portfolio

The majority of our industrial holdings portfolio consists of investments in strategic sectors related to the growth of the Spanish economy. Through our investments in these areas, we aim to be present in these sectors as a long-term investor. Our investments in non-financial companies focus on long-term growth sectors, such as telecommunications.

The following table summarizes our main industrial holdings at December 31, 2002:

Company	Business	Percentage Held At December 31, 2002

AUNA	Telecommunications	23.49
Vodafone	Telecommunications	0.97
ONO-Cableuropa	Cable	20.11
Unión Eléctrica Fenosa, S.A.	Electric Utility	23.35
Cepsa, S.A.	Oil and Petrochemicals	20.04
Inmobiliaria Urbis, S.A.	Real Estate	45.46
Others
Antena 3TV, S.A.(*)	Mass Media	30.21
BtoB Factory Ventures, S.A.	E-commerce	75.77

(*)	In January 2003, we sold shares equivalent to 11.72% of Antena 3 TV, S.A.’s share capital at a capital gain of €23.0 million.

We continued our strategy of balancing the negative contribution from companies being developed with the positive contribution of companies generating income and distributing dividends. We realize capital gains from the sale of stakes when the circumstances are right.

As of December 31, 2002, the unrealized capital gains of our Central Portfolio were estimated at €2,600.0 million.

Total Revenues by Activity and Geographic Location

For a breakdown of our total revenues by category of activity and geographic market please see note 27 of our Consolidated Financial Statements.

Selected Statistical Information

The following tables show our selected statistical information.

Average Balance Sheets and Interest Rates

The following table shows, by domicile of customer, our average balances and interest rates for each of the past three years. The differences between our average balances and interest rates in many cases reflect to some extent the different extent of consolidation of entities acquired by us in 2000 and 2001. See “Presentation of Information”.

You should read the following tables and the tables included under “Changes in Net Interest Income—Volume and Rate Analysis” and “Earning Assets—Yield Spread” in light of the following observations:

Back to Contents

•	We have included interest received on non-accruing assets in interest income only if we received such interest during the period in which it was due,

•	We have included loan fees in interest income,

•	We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant,

•
We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under Spanish GAAP. If these transactions did not qualify for such treatment, we included gains and losses on these transactions elsewhere in our income statement,

•
We have stated average balances on a gross basis, before netting our allowances for loan-losses, except for the total average asset figures, which reflect such netting. See Note 2(l) to our consolidated financial statements for a discussion of our accounting policies for hedging activities; and

•	All average data has been calculated using month-end balances.

Back to Contents

	Year Ended December 31,

	2000			2001			2002

AVERAGE BALANCE SHEET—ASSETS AND INTEREST INCOME	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

	(in thousand of Euros, except percentages)
Cash and due from central banks
Domestic	2,537,052	59,657	2.35%	3,582,747	76,887	2.15%	2,411,612	52,804	2.19%
International	4,107,137	119,529	2.91%	5,986,357	185,701	3.10%	5,889,151	282,763	4.80%

	6,644,189	179,186	2.70%	9,569,104	262,588	2.74%	8,300,763	335,567	4.04%
Due from credit entities (1)
Domestic	11,328,447	767,696	6.78%	10,435,740	652,164	6.25%	10,476,057	361,949	3.46%
International	27,975,178	2,034,847	7.27%	30,225,518	2,518,950	8.33%	30,529,359	1,647,977	5.40%

	39,303,625	2,802,543	7.13%	40,661,258	3,171,114	7.80%	41,005,416	2,009,926	4.90%
Spanish government securities
Domestic	25,887,929	1,621,026	6.26%	24,082,411	1,332,390	5.53%	24,090,992	1,185,679	4.92%
International	—	—	—	—	—	—	—	—	—

	25,887,929	1,621,026	6.26%	24,082,411	1,332,390	5.53%	24,090,992	1,185,679	4.92%
Other debt securities
Domestic	1,806,306	92,646	5.13%	2,144,862	106,535	4.97%	2,460,418	95,873	3.90%
International	33,755,130	2,578,576	7.64%	41,592,712	3,879,130	9.33%	35,767,099	3,799,572	10.62%

	35,561,436	2,671,222	7.51%	43,737,574	3,985,665	9.11%	38,227,517	3,895,445	10.19%
Loan and leases (1)
Domestic	79,847,920	4,581,780	5.74%	84,897,545	5,182,870	6.10%	89,369,388	4,793,146	5.36%
International	78,143,894	10,226,816	13.09%	90,605,472	11,124,548	12.28%	84,570,422	8,117,866	9.60%

	157,991,814	14,808,596	9.37%	175,503,017	16,307,418	9.29%	173,939,810	12,911,012	7.42%
Income from hedging operations (2)
Domestic		440,289			476,639			594,701
International		6,636,863			2,580,944			1,779,008

		7,077,152			3,057,583			2,373,709
Total interest-earning assets
Domestic	121,407,654	7,563,094	6.23%	125,143,305	7,827,485	6.25%	128,808,467	7,084,152	5.50%
International	143,981,339	21,596,631	15.00%	168,410,059	20,289,273	12.05%	156,756,031	15,627,186	9.97%

	265,388,993	29,159,725	10.99%	293,553,364	28,116,758	9.58%	285,564,498	22,711,338	7.95%
Equity securities (3)
Domestic	5,933,048	163,746	2.76%	5,208,653	203,574	3.91%	5,991,506	278,564	4.65%
International	7,693,369	260,448	3.39%	10,550,088	344,831	3.27%	9,260,868	194,608	2.10%

	13,626,417	424,194	3.11%	15,758,741	548,405	3.48%	15,252,374	473,172	3.10%
Total earning assets
Domestic	127,340,702	7,726,840	6.07%	130,351,958	8,031,059	6.16%	134,799,973	7,362,716	5.46%
International	151,674,708	21,857,079	14.41%	178,960,147	20,634,104	11.53%	166,016,899	15,821,794	9.53%

	279,015,410	29,583,919	10.60%	309,312,105	28,665,163	9.27%	300,816,872	23,184,510	7.71%
Allowance for loans losses	(4,573,179)			(5,498,407)			(5,461,576)
Premises and equipment	6,431,929			6,507,435			5,623,939
Other assets	29,161,817			42,493,718			44,517,050
Total average assets	310,035,977	29,583,919	9.54%	352,814,851	28,665,163	8.12%	345,496,285	23,184,510	6.71%

(1)	Includes securities purchased under agreements to resell.
(2)	Includes income from instruments to hedge interest-earning assets.
(3)
Includes both portfolio investments in equity securities and investments in affiliated companies. Amounts shown as “interest” consist of dividends received. Includes dividends from equity-accounted holdings of 293,372, 423,671 and 353,111 thousands of euros for 2000, 2001 and 2002, respectively. See notes 1 and 2 to the table under “Selected Consolidated Financial information”.

Back to Contents

	Year Ended December 31,

	2000			2001			2002

LIABILITIES AND STOCKHOLDERS EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

	(in thousand of Euros, except percentages)
Due to credit entities (1)
Domestic	26,001,424	1,185,881	4.56%	17,786,767	966,842	5.44%	13,330,719	515,280	3.87%
International	43,140,090	3,000,415	6.96%	41,142,392	3,067,446	7.46%	39,131,519	2,108,169	5.39%

	69,141,514	4,186,296	6.05%	58,929,159	4,034,288	6.85%	52,462,238	2,623,449	5.00%
Customers funds (1)
Domestic	68,126,309	1,620,575	2.38%	77,111,374	2,150,409	2.79%	86,394,424	1,831,733	2.12%
International	83,085,037	5,989,170	7.21%	96,875,410	5,962,497	6.15%	86,720,080	4,376,851	5.05%

	151,211,346	7,609,745	5.03%	173,986,784	8,112,906	4.66%	173,114,504	6,208,584	3.59%
Debt securities in issue
Domestic	4,524,924	287,590	6.36%	5,571,274	363,324	6.52%	6,377,473	359,069	5.63%
International	24,252,209	1,683,814	6.94%	34,160,819	2,345,714	6.87%	30,858,198	1,284,196	4.16%

	28,777,133	1,971,404	6.85%	39,732,093	2,709,038	6.82%	37,235,671	1,643,265	4.41%
Subordinated debt
Domestic	1,689,132	94,972	5.62%	1,677,611	74,345	4.43%	1,565,835	69,766	4.46%
International	7,907,300	565,083	7.15%	10,455,110	676,433	6.47%	11,634,141	666,598	5.73%

	9,596,432	660,055	6.88%	12,132,721	750,778	6.19%	13,199,976	736,364	5.58%
Expenses from hedging operations (2)
Domestic		83,162			—			228,471
International		6,262,949			1,622,402			1,206,456

		6,346,111			1,622,402			1,434,927
Total interest-bearing liabilities
Domestic	100,341,789	3,272,180	3.26%	102,147,026	3,554,920	3.48%	107,668,451	3,004,319	2.79%
International	158,384,636	17,501,431	11.05%	182,633,731	13,674,492	7.49%	168,343,938	9,642,270	5.73%

	258,726,425	20,773,611	8.03%	284,780,757	17,229,412	6.05%	276,012,389	12,646,589	4.58%

Other liabilities (3)	29,061,455	520,747		39,756,059	1,178,987		42,331,983	1,179,266

Minority interest	7,529,930			8,761,657			7,139,799

Stockholders’ Equity (4)	14,718,167			19,516,378			20,012,114

Total average Liabilities and Stockholders’ Equity	310,035,977	21,294,358	6.87%	352,814,851	18,408,399	5.22%	345,496,285	13,825,855	4.00%

(1)	Includes securites sold under agreements to repurchase.
(2)	Includes expenses from instruments to hedge interest-bearing liabilities.
(3)	Includes interest allocated to Group pension plans
(4)
For calculation of the ROE ratio and the average stockholders’ equity as a percentage of average total assets ratio, the amount of average stockholders’ equity considered has been €12,838,857 thousand, €17,934,766 thousand and €18,097,996 thousand for the years 2000, 2001 and 2002. The main difference is the effect of net income on average stockholders’ equity.

Back to Contents

Changes in Net Interest Income—Volume and Rate Analysis

The following table allocates, by domicile of customer, changes in our net interest income between changes in average volume and changes in average rate for 2001 compared to 2000 and 2002 compared to 2001. We have calculated volume and rate variances based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “Average Balance Sheets and Interest Rates”.

	2001/2000			2002/2001

	Increase (Decrease) due to changes in			Increase (Decrease) due to changes in

	Volume	Rate	Net change	Volume	Rate	Net change

	(in thousand of Euros)
Interest Income (1)

Cash and due from central banks
Domestic	22,304	(5,074)	17,230	(25,516)	1,433	(24,083)
International	58,368	7,804	66,172	(4,706)	101,768	97,062

	80,672	2,730	83,402	(30,222)	103,201	72,979
Due from credit entities
Domestic	(55,491)	(60,041)	(115,532)	942	(291,157)	(290,215)
International	187,566	296,537	484,103	14,635	(885,608)	(870,973)

	132,075	236,496	368,571	15,577	(1,176,765)	(1,161,188)
Spanish government securities
Domestic	(99,654)	(188,982)	(288,636)	192	(146,903)	(146,711)
International	—	—	—	—	—	—

	(99,654)	(188,982)	(288,636)	192	(146,903)	(146,711)
Other debt securities
Domestic	16,779	(2,890)	13,889	12,288	(22,950)	(10,662)
International	730,092	570,462	1,300,554	(616,104)	536,546	(79,558)

	746,871	567,572	1,314,443	(603,817)	513,596	(90,220)
Loan and leases
Domestic	313,637	287,453	601,090	238,518	(628,242)	(389,724)
International	1,530,698	(632,966)	897,732	(578,455)	(2,428,227)	(3,006,682)

	1,844,335	(345,513)	1,498,822	(339,937)	(3,056,469)	(3,396,406)
Total interest-earning assets
Domestic	197,575	30,466	228,041	226,423	(1,087,819)	(861,396)
International	2,506,724	241,837	2,748,561	(1,184,630)	(2,675,521)	(3,860,151)

	2,704,299	272,303	2,976,602	(958,207)	(3,763,340)	(4,721,546)
Equity securities
Domestic	(28,402)	68,230	39,828	36,446	38,544	74,990
International	93,615	(9,232)	84,383	(26,787)	(123,436)	(150,223)

	65,213	58,998	124,211	9,659	(84,892)	(75,233)
Total earning assets
Domestic	169,173	98,696	267,869	262,869	(1,049,275)	(786,406)
International	2,600,339	232,605	2,832,944	(1,211,417)	(2,798,957)	(4,010,374)

	2,769,512	331,301	3,100,813	(948,548)	(3,848,232)	(4,796,779)

(1)	Without interest income or interest expense from hedging operations.

Back to Contents

	2001/2000			2002/2001

	Increase (Decrease) due to changes in			Increase (Decrease) due to changes in

	Volume	Rate	Net change	Volume	Rate	Net change

	(in thousand of Euros)
Interest Expense (1)

Due to credit entities
Domestic	(447,852)	228,813	(219,039)	(172,310)	(279,252)	(451,562)
International	(148,669)	215,700	67,031	(107,629)	(851,648)	(959,277)

	(596,521)	444,513	(152,008)	(279,939)	(1,130,900)	(1,410,839)
Customers funds
Domestic	250,516	279,318	529,834	197,970	(516,646)	(318,676)
International	854,028	(880,701)	(26,673)	(520,016)	(1,065,630)	(1,585,646)

	1,104,544	(601,383)	503,161	(322,046)	(1,582,276)	(1,904,322)
Debt securities in issue
Domestic	68,494	7,240	75,734	45,329	(49,584)	(4,255)
International	678,877	(16,977)	661,900	(135,760)	(925,758)	(1,061,518)

	747,371	(9,737)	737,634	(90,431)	(975,342)	(1,065,773)
Subordinated debt
Domestic	(526)	(20,101)	(20,627)	(5,082)	503	(4,579)
International	165,120	(53,770)	111,350	67,533	(77,368)	(9,835)

	164,594	(73,871)	90,723	62,451	(76,865)	(14,414)
Total interest-bearing liabilities
Domestic	(129,368)	495,270	365,902	65,907	(844,979)	(779,072)
International	1,549,354	(735,748)	813,608	(695,872)	(2,920,404)	(3,616,276)

	1,419,986	(240,478)	1,179,510	(629,965)	(3,765,383)	(4,395,348)

(1)	Without interest income or interest expense from hedging operations

Back to Contents

Assets

Earning Assets—Yield Spread

The following table analyzes, by domicile of customer, our average earning assets, interest and similar income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the years indicated. You should read this table and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “Average Balance Sheets and Interest Rates”, and the footnotes thereto.

	Year Ended December 31,

	2000	2001	2002

	(in thousand of Euros, except percentages)
Average earning assets
Domestic	127,340,702	130,351,958	134,799,973
International	151,674,708	178,960,147	166,016,899

	279,015,410	309,312,105	300,816,872
Interest and dividends on equity securities (1)
Domestic	7,726,840	8,031,059	7,362,716
International	21,857,079	20,634,104	15,821,794

	29,583,919	28,665,163	23,184,510
Net interest income
Domestic	4,192,083	4,049,799	4,001,233
International	4,097,478	6,206,965	5,357,422

	8,289,561	10,256,764	9,358,655
Gross yield (2)
Domestic	6.07%	6.16%	5.46%
International	14.41%	11.53%	9.53%

	10.60%	9.27%	7.71%
Net yield (3)
Domestic	3.29%	3.11%	2.97%
International	2.70%	3.47%	3.23%

	2.97%	3.32%	3.11%
Yield spread (4)
Domestic	2.81%	2.68%	2.67%
International	3.36%	4.04%	3.80%

	2.57%	3.22%	3.13%

(1)	Dividends on equity securities include dividends on equity-accounted holdings. See note 1 to the table under “Selected Consolidated Financial Information”.
(2)	Gross yield is the quotient of interest and dividends on equity securities divided by average earning assets.
(3)
Net yield is the quotient of net interest income (that includes dividends on equity securities) divided by average earning assets. Net interest margin (calculated in the same way as net yield but excluding dividends from the income, and equity secutiries from the average earning assets) for December 30, 2002, 2001 and 2000 was 3.11% , 3.31% and 2.96% respectively.

(4)
Yield spread is the difference between gross yield on average earnig assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 5. Operating and Financial Reviews and Prospects - Net Interest Revenue”.

Back to Contents

Return on Equity and Assets

The following tables present our selected financial ratios for the years indicated as reported in our Spanish Statutory Financial Report.

	Year Ended December 31,

	2000	2001	2002

Return on average total assets	0.99%	0.94%	0.81%
Return on average stockholders’ equity (1)	17.59%	13.86%	12.42%
Dividends per share as a percentage of net attributable income per share	54.96%	53.47%	61.21%
Average stockholders’ equity as a percentage of average total assets	4.14%	5.08%	5.24%

(1)
In these ratios the average stockholders’ equity include “anticipated voluntary reserves”. Excluding “anticipated voluntary reserves” the return on average stockholders’ equity would have been 20.86%, 17.56% and 15.18% in 2000, 2001 and 2002, respectively.

Interest-Earning Assets

The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “Average Balance Sheets and Interest Rates”, and the footnotes thereto.

	Year ended December 31,

	2000	2001	2002

Cash and due from Central Banks
Domestic	0.95%	1.22%	0.83%
International	1.55%	2.04%	2.06%

	2.50%	3.26%	2.89%
Due from credit entities
Domestic	4.27%	3.55%	3.67%
International	10.54%	10.30%	10.69%

	14.81%	13.85%	14.36%
Spanish Government debt securities
Domestic	9.75%	8.20%	8.44%
International	0.00%	0.00%	0.00%

	9.75%	8.20%	8.44%
Other debt securities
Domestic	0.68%	0.78%	0.86%
International	12.72%	14.17%	12.53%

	13.40%	14.90%	13.39%
Loan and leases
Domestic	30.09%	28.92%	31.30%
International	29.45%	30.87%	29.62%

	59.54%	59.79%	60.92%
Total interest-earning assets
Domestic	45.74%	42.62%	45.10%
International	54.26%	57.38%	54.90%

	100.00%	100.00%	100.00%

Back to Contents

Due from Credit Entities

The following table shows our short-term funds deposited with other banks, at each of the dates indicated.

	At December 31,

	1998	1998 (proforma)	1999	2000	2001	2002

	(in thousands of euros)
Demand deposits—
Current accounts	125,587	124,115	322,816	164,292	215,667	105,816
Clearing House	583,655	920,204	—	—	—	—
Other accounts	2,940,777	1,868,672	4,145,782	5,422,830	5,396,981	3,043,095

	3,650,019	2,912,991	4,468,598	5,587,122	5,612,648	3,148,911
Other deposits—
Deposits in credit entities	15,687,852	24,616,019	18,219,874	20,540,358	20,992,205	15,865,145
Securities purchased under agreements to resell	6,928,071	9,664,473	7,691,975	10,916,015	16,491,544	21,332,856

	22,615,923	34,280,492	25,911,849	31,456,373	37,483,749	37,198,001

Less- Allowance for credit losses (1)	(65,865)	(104,552)	(154,166)	(279,405)	(107,107)	(90,522)

	26,200,077	37,088,931	30,226,281	36,764,090	42,989,290	40,256,390

(1)	The purpose of these allowances for credit losses is to recognize the loss related to the collectibility of these balances due to transfer risk and credit risk.

These allowances are determined, in accordance with Bank of Spain requirements, based on debt servicing, on debtor credit rating, and on the outstanding settlement and transfer risks of the country in which debtor is located.

The allowances for credit losses reduce the fair value of the balances included in Due from Credit Entities after evaluating their collectibility. All estimated losses considered in the calculation of these allowances are related to claims due from non-OECD financial institutions.

Investment Securities

At December 31, 2002, the book value of our investment securities was €64.9 billion (representing 20.0% of our total assets). These investment securities had a yield of 7.16% in 2002, compared with a yield of 7.02% earned during 2001. €25.0 billion, or 38.5%, of our investment securities consisted of Spanish government and government agency securities, 14.72% of which consisted of Spanish Treasury bills that had a yield of 3.67% in 2002. For a discussion of how we value our investment securities, see note 2(d) to our consolidated financial statements.

Back to Contents

The following table shows the book values of our investment securities by type and domicile of counterparty at each of the dates indicated.

	At December 31,

	1998	1998 (proforma)	1999	2000	2001	2002

Debt securities	(in thousands of euros)
Domestic—
Spanish Government	20,758,255	31,483,947	29,718,101	22,758,627	24,705,072	24,988,526
Other domestic issuer:
Public authorities	237,027	441,666	262,426	215,836	89,845	216,012
Other domestic issuer	469,499	757,690	946,546	2,088,577	2,297,014	2,802,959

Total domestic	21,464,781	32,683,303	30,927,073	25,063,040	27,091,931	28,007,497
International—
United States:
U.S. Treasury and other U.S. Government agencies	905,238	946,937	520,206	533,530	290,878	596,589
States and political subdivisions	2,585,254	2,601,042	3,689,126	2,750,093	2,095,609	2,145,256
Other securities	731,065	1,383,079	1,552,330	2,233,223	2,451,210	781,884

Total United States	4,221,557	4,931,058	5,761,662	5,516,846	4,837,697	3,523,729
Other:
Governments	7,405,479	9,822,142	13,073,378	28,885,159	27,750,580	19,896,934
Other securities	2,355,529	3,292,771	5,961,379	10,367,218	7,816,487	5,980,499

Total Other	9,761,008	13,114,913	19,034,757	39,252,377	35,567,067	25,877,433

Total International	13,982,565	18,045,971	24,796,419	44,769,223	40,404,764	29,401,162

Less- Allowance for credit losses	(117,432)	(129,548)	(210,252)	(198,881)	(188,453)	(135,552)
Less- Price fluctuation allowance	(118,634)	(177,028)	(181,890)	(316,775)	(308,957)	(198,453)

Total Debt Securities	35,211,280	50,422,698	55,331,350	69,316,607	66,999,285	57,074,654

Equity securities
Domestic	1,832,841	1,989,867	4,059,488	2,525,795	3,057,091	3,849,006
International—
United States	392,413	396,397	159,455	299,466	299,532	57,359
Other	1,023,343	1,250,346	1,486,982	4,242,059	4,973,928	4,530,102

Total international	1,415,756	1,646,743	1,646,437	4,541,525	5,273,460	4,587,461

Less- Price fluctuation allowance	(286,412)	(304,653)	(179,775)	(618,406)	(522,640)	(569,715)

Total Equity Securities	2,962,185	3,331,957	5,526,150	6,448,914	7,807,911	7,866,752

Total Investment Securities	38,173,465	53,754,655	60,857,500	75,765,521	74,807,196	64,941,406

The following table analyzes the aggregate book value and aggregate market value of the securities of single issuers, other than the governments of the United States that exceeded 10% of our stockholders’ equity as of December 31, 2002.

	Aggregate as of December 31, 2002

	Book value	Market value

Debt securities:	(in millions of euros)

— Spanish Government	24,988.5	25,890.6
— Brazilian Government	4,947.5	4,899.9
— Mexican Government	8,117.8	8,117.2

Back to Contents

The following table analyzes the maturities and weighted average yields of our debt investment securities (before allowances for loan-losses and price fluctuations) at December 31, 2002. Yields on tax-exempt obligations have not been calculated on a tax-equivalent basis because we do not believe the effect of such a calculation would be material.

	At December 31, 2002

	Maturing Within 1 Year	Maturing Between 1 and 5 Years	Maturing Between 5 and 10 Years	Maturing After 10 Years	Total

Debt securities	(in thousands of euros)
Domestic:
Spanish Government	4,802,640	15,986,442	3,604,890	594,554	24,988,526
Other domestic issuer:
Public authorities	3,282	160,226	39,501	13,003	216,012
Other domestic issuer	110,737	389,947	584,478	1,717,797	2,802,959

Total domestic	4,916,659	16,536,615	4,228,869	2,325,354	28,007,497
International:
United States:
U.S. Treasury and other U.S. Government agencies	59,432	2,238	—	24	596,589
States and political subdivisions	393,068	1,619,485	45,003	87,700	2,145,256
Other securities	69,610	493,704	67,801	150,769	781,884

Total United States	1,057,005	2,115,427	112,804	238,493	3,523,729
Other:
Governments	4,190,822	11,973,981	1,380,199	2,351,932	19,896,934
Other securities	3,278,116	1,697,397	664,838	340,148	5,980,499
Total Other	7,468,938	13,671,378	2,045,037	2,692,080	25,877,433

Total International	8,525,943	15,786,805	2,157,841	2,930,573	29,401,162

Total debt investment securities	13,442,602	32,323,420	6,386,710	5,255,927	57,408,659

Yield	6.83%	7.22%	5.17%	11.42%	7.29%

Loan Portfolio

At December 31, 2002, our total loans equaled €167.9 billion (51.8% of our total assets). Net of allowances for loan-losses, loans equaled €163.0 billion (50.3% of our total assets). In addition to loans, we had outstanding at December 31, 1998, 1998 (proforma), 1999, 2000, 2001 and 2002 €21.8 billion, €34.5 billion, €44.2 billion, €54.3 billion, €49.6 billion and €49.1 billion of undrawn credit line commitments.

Back to Contents

Loans by Geographic Area and Type of Customer

The following table analyzes our customer loans (including securities purchased under agreement to resell), by domicile and type of customer, at each of the dates indicated.

	At December 31,

	1998	1998 proforma	1999	2000	2001	2002

	(in thousands of euros)
Borrowers in Spain:
Spanish Government	2,569,237	4,064,555	4,099,575	4,148,853	4,249,672	4,897,118
Commercial, financial, agricultural and industrial	16,794,532	25,408,555	33,109,991	38,287,915	36,024,192	37,407,850
Real estate-construction	2,515,825	4,323,453	5,444,665	3,362,909	3,655,286	3,537,343
Real estate-mortgage	7,874,527	13,873,277	16,788,913	22,060,053	26,999,828	30,940,525
Installment loans to individuals	4,654,154	7,441,077	9,430,715	11,354,820	10,560,897	10,579,255
Lease financing	1,798,270	3,681,710	3,854,002	4,222,038	4,326,669	4,441,411
Other	853,557	8,914,061	2,815,099	2,389,834	3,154,829	1,969,754

Total	37,060,102	67,706,688	75,542,960	85,826,422	88,971,373	93,773,256

Borrowers outside Spain:
Governments	4,560,600	4,602,941	6,028,999	14,244,071	14,180,623	10,303,475
Banks and other Financial Institutions	4,082,249	4,709,056	1,770,653	1,798,427	2,526,301	726,373
Commercial and industrial	14,455,525	20,549,091	31,924,976	41,781,051	38,927,471	28,371,091
Other (1)	13,506,779	17,844,831	15,669,570	30,906,410	34,503,592	34,736,966

Total	36,605,153	47,705,919	55,394,198	88,729,959	90,137,987	74,137,905

Total loans and leases, gross	73,665,255	115,412,607	130,937,158	174,556,381	179,109,360	167,911,161

Allowance for possible loan losses	(2,223,715)	(3,029,444)	(3,465,081)	(5,172,184)	(5,287,314)	(4,938,204)

Loans and leases, net of allowances	71,441,540	112,383,163	127,472,077	169,384,197	173,822,046	162,972,957

(1)
Of which €4.8 billion, €5.5 billion, €9.1 billion, €16.4 billion, €16.9 billion and €14.9 billion, respectively, at December 31, 1998, 1998 (proforma), 1999, 2000, 2001 and 2002, are real-estate mortgages. The remaining corresponds to other types of customers, with no “loan concentration” as defined by Item III-C of Industry Guide 3.

At December 31, 2002, our loans to un-consolidated subsidiaries and associated companies amounted to €1,364.5 million (See “Item 7 —Major Shareholders and Related Party Transactions —B. Related Party Transactions”). Excluding government-related loans, the largest outstanding exposure at December 31, 2002 was €1.7 billion (1.0% of total loans, including government-related loans), and the five next largest exposures totaled €5.8 billion (3.4% of total loans, including government-related loans).

Back to Contents

Maturity

The following table sets forth an analysis by maturity of our loans by domicile and type of customer at December 31, 2002.

	Maturity

	Less than one year		One to five years		Over five Years		Total

	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total

	(in thousands of euros except percentages)
Loans to borrowers in Spain:
Spanish Government	1,944,155	3.06%	785,024	1.81%	2,167,939	3.55%	4,897,118	2.92%
Commercial, financial, agricultural and industrial	22,963,402	36.09%	9,299,877	21.48%	5,144,571	8.43%	37,407,850	22.28%
Real estate:
Construction	132,223	0.21%	282,063	0.65%	3,123,057	5.12%	3,537,343	2.11%
Mortgage	919,352	1.45%	2,646,552	6.11%	27,374,621	44.88%	30,940,525	18.43%
Installment loans to individuals	3,518,216	5.53%	4,581,036	10.58%	2,480,003	4.07%	10,579,255	6.30%
Lease financing	1,607,544	2.53%	2,344,563	5.41%	489,304	0.80%	4,441,411	2.65%
Other	742,393	1.17%	1,127,625	2.60%	99,736	0.16%	1,969,754	1.17%

Total borrowers in Spain	31,827,285	50.03%	21,066,740	48.65%	40,879,231	67.02%	93,773,256	55.85%

Loans to borrowers outside Spain
Governments	2,636,301	4.14%	1,950,387	4.50%	5,716,787	9.37%	10,303,475	6.14%
Banks and Other Financial Institutions	265,234	0.42%	222,442	0.51%	238,697	0.39%	726,373	0.43%
Commercial and Industrial	16,283,513	25.59%	7,777,119	17.96%	4,310,459	7.07%	28,371,091	16.90%
Other	12,608,063	19.82%	12,282,267	28.37%	9,846,636	16.14%	34,736,966	20.69%

Total loans to borrowers outside Spain	31,793,111	49.97%	22,232,215	51.35%	20,112,579	32.98%	74,137,905	44.15%

Total loans and leases, gross	63,620,396	100.00%	43,298,955	100.00%	60,991,810	100.00%	167,911,161	100.00%

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans having a maturity of one year or more at December 31, 2002.

	Loans having a maturity of one year or more

	Domestic	International	Total

	(in thousands of euros)
Fixed rate	13,376,370	20,403,239	33,779,609
Variable rate	48,569,601	21,941,555	70,511,156

Total	61,945,971	42,344,794	104,290,765

Back to Contents

Cross-Border Outstandings

The following table sets forth, as of the end of the years indicated, the aggregate amount of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home- country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 0.75% of our total assets. Cross-border outstandings do not include local currency loans made by subsidiary banks in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans by our Latin American subsidiaries.

	2000		2001		2002

		% of Total Assets		% of Total Assets		% of Total Assets

	(in thousands of euros except percentages)
OECD Countries: (1)
United States	6,925,006	1.98%	13,477,095	3.76%	10,802,705	3.33%
United Kingdom	4,837,649	1.39%	7,841,423	2.19%	9,265,837	2.86%
Germany	1,625,371	0.47%	2,451,931	0.68%	3,554,893	1.10%
Belgium	1,194,157	0.34%	2,142,327	0.60%	2,952,469	0.91%
Italy	1,117,822	0.32%	3,623,923	1.01%	1,956,552	0.60%
Other OECD Countries (2)	7,282,902	2.09%	8,557,811	2.39%	7,482,495	2.31%

Total OECD	22,982,907	6.59%	38,094,510	10.64%	36,014,951	11.11%

Non-OECD Countries
Latin American Countries (2)(3)	7,279,675	1.56%	5,612,708	1.57%	5,136,842	1.58%
Other (2)	5,454,719	1.56%	5,556,158	1.55%	4,295,150	1.32%

Total Non-OECD	12,734,394	3.65%	11,168,866	3.12%	9,431,992	2.91%
Total	35,717,301	10.24%	49,263,376	13.76%	45,446,943	14.02%

(1)	The Organization for Economic Cooperation and Development.

(2)	Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.

(3)
With regards to these cross-border outstandings, at December 31, 2000, 2001 and 2002, we had allowances for country risk of €363.7 million, €323.2 million and €337.5 million, respectively. Such allowances for country risk exceeded the Bank of Spain’s minimum requirements at such dates.

Back to Contents

The following table sets forth the amounts of our cross-border outstandings as of December 31 of each year by type of borrower where outstandings in the borrower’s country exceeded 0.75% of total assets.

	Governments	Banks and other Financial Institutions	Commercial and Industrial	Total

	(in thousands of euros)
2000
United States	176,505	4,946,066	1,802,435	6,925,006
United Kingdom	14,430	3,646,828	1,176,391	4,837,649

Total	190,935	8,592,894	2,978,826	11,762,655

2001
United States	2,952,670	3,921,063	6,603,362	13,477,095
United Kingdom	1,809	6,230,915	1,608,699	7,841,423
Italy	2,246,133	1,262,624	115,166	3,623,923

Total	5,200,612	11,414,602	8,327,227	24,942,441

2002
United States	2,749,923	3,235,826	4,816,956	10,802,705
United Kingdom	6,409	8,922,551	336,877	9,265,837
Germany	123,401	3,197,076	234,416	3,554,893
Belgium	3,382	2,895,588	53,500	2,952,469

Total	2,883,115	18,251,041	5,441,749	26,575,904

Classified Assets

Bank of Spain Classification Requirements

Non-Performing Assets

Non-Performing Past-Due Assets. The Bank of Spain requires Spanish banks to classify as non-performing certain amounts of any loan, fixed-income security, guarantee and certain other extensions of credit on which any payment of principal or interest is 90 days or more past due (“non-performing past-due assets”). Banks must classify as non-performing the partial amount of any principal of or accrued interest on such asset that is 90 days or more past due until (1) this amount is more than 25% of the outstanding balance of the asset or (2) any installment of principal or interest is 12 months or more past due (6 months in case of loans to individuals not for purposes of financing business activities). When those conditions are met, banks must classify the entire outstanding principal of and accrued interest on the asset as non- performing. In relation with the joint risk exposure (including off-balance sheet risks) to one single obligor, if the amount of non-performing balances exceeds 25% of the outstanding risks (excluding non-accrued interests), then the bank must classify all outstanding risks as non-performing.

Once a partial amount of any loan is classified as non-performing, the entire loan is placed on a non-accrual status.

Other Non-Performing Assets. The Bank of Spain requires Spanish banks to classify any loan, fixed-income security, guarantee and certain other extensions of credit as non-performing if it has a reasonable doubt that the extension of credit will be collected (“other non- performing assets”), even if any past due payments have been outstanding for less than 90 days or the asset is otherwise performing. When a bank classifies an asset as non-performing on this basis, it must classify the entire principal amount of the asset as non-performing. The Bank of Spain also requires Spanish banks to classify as non-performing the entire outstanding principal of and accrued interest on any extension of credit to category 5 (very doubtful) countries or residents of category 5 countries to the extent it is not otherwise classified as non-performing. See “Country-Risk Outstandings”.

Once any of such assets is classified as non-performing, it is placed on a non-accrual status.

These classification criteria differs from US GAAP requirements. For an estimation of the amounts to be classified as non-performing under US GAAP see Note 16 to the Selected Consolidated Financial Information table on page 10 of this report.

Back to Contents

Country-Risk Outstandings

The Bank of Spain requires Spanish banks to classify as country-risk outstandings all loans, fixed-income securities and other outstandings to any countries, or residents of countries, that the Bank of Spain has identified as being subject to transfer risk or sovereign risk and the remaining risks derived from the international financial activity. The Bank of Spain has established six categories for classifying such countries, as shown in the following table:

Country-Risk Categories	Description

1	Countries in which risks are negotiable
2	Countries included in no other category
3	Countries with transitory difficulties
4	Doubtful countries
5	Very doubtful countries
6	Bankrupt countries

The Bank of Spain allows each bank to decide how to classify the listed countries within this classification scheme, subject to Bank of Spain oversight. The classification is made based on criteria such as the risk global assessment according to the evolution of the balance of payments, the level of the outstanding debt and of the charges for debt services, the debt quotations in the international secondary markets and other indicators and factors of each country as well as all the criteria indicated by the Bank of Spain. It excludes from country-risk outstandings:

•	any interbank obligations of branches of foreign banks in the European Economic Space and of the Spanish branches of foreign banks;

•	any trade credits established by letter of credit or documentary credit with a due date of one year or less after the drawdown date;

•	some cases where securities are denominated in local currency;

•	risks with residents in a country regardless of the currency of denomination registered in subsidiaries companies or multigroup companies in the country of residence of the holder;

•	shares and stakes in companies;

•	private sector risks in countries included in the monetary zone of a currency issued by a country classified in category 1; and

•	negotiable financial assets purchased at market prices for placement with third parties within the framework of a portfolio separately managed for that purpose, held for less then six months by the company.

With certain requirements, it treats guaranteed outstandings as outstandings to the guarantor.

The Bank of Spain requires Spanish banks to classify outstandings to countries or residents of countries in categories 1, 2, 3 and 4 on the basis of the criteria described below under “Item 4. Information on the Company—B. Business Overview Bank of Spain Allowances for Loan-Losses and Country Risk Requirements—Specific Provisions for Loan-Losses”. The Bank of Spain requires Spanish banks to classify as non-performing any loan in category 5, and to write-off the entire outstanding principal of and accrued interest on any outstandings to countries or residents of countries in category 6 (see the subsection below in this Item 4 entitled “Bank of Spain Charge-Off Requirements”).

Bank of Spain Non-Accrual of Interest Requirements

The Bank of Spain requires Spanish banks to stop accruing interest on the entire principal amount of any asset that is classified as non-performing, even if only a portion of the asset is classified as non-performing, and on category 3 (transitory difficulties) and category 4 (doubtful) country-risk outstandings, whether or not they are non-performing. The banks must account for such collected interest on a cash basis, recording interest payments of the current year as interest income and interest payments of previous years as extraordinary income or recoveries of written-off assets, as appropriate.

Back to Contents

The following table shows the amount of interest owed on non-accruing assets and the amount of such interest that was received when due and when past due:

	Year ended December 31,
	2002	2001	2000

Interest owed on non-accruing assets	(in thousands of euros)
Domestic	55,611	52,900	48,716
International	288,332	436,320	408,039
Total	343,943	489,220	456,755
Interest received on non-accruing assets
Total (1)	194,634	194,133	151,377

(1)
Includes interest received when due of €118.8, €138.2 and €116.5 million and interest received when past due of €75.8, €55.9 and €34.9 million for the years ended December 31, 2002, 2001 and 2000 respectively.

Bank of Spain Allowances for Loan-Losses and Country Risk Requirements

Specific Allowances for Loan-Losses

Non-Performing Past-Due Assets. Except for fully secured past-due mortgage assets and financial leases on certain types of properties, the Bank of Spain requires Spanish banks to set aside specific allowances for non-performing past-due assets. The amount of the required allowance is the product of the amount of the asset treated as non-performing (see “Bank of Spain Classification Requirements—Non-Performing Assets” above) times the percentages set forth in the following table. The allowance must be maintained for so long as the non-performing portion of the asset is carried as an asset on the banks’ balance sheets.

Period Overdue	Allowance
3-6 months	10%
6-12 months	25%
12-18 months	50%
18-21 months	75%
More than 21 months	100%

Fully-Secured Non-Performing Past-Due Mortgage Assets and financial leases on certain types of properties. If a non-performing asset is a fully secured non-performing past-due mortgage or a financial lease and certain conditions are met, the amount of the required allowance is the product of the amount of such asset times the percentages set forth in the following table instead of the preceding table. Such asset must satisfy three conditions: first, the asset is secured by a mortgage or a right of ownership (in case of a financial lease) on a finished residential property; second, such mortgage or right of ownership was placed on the property at the time the extension of credit was made; and third, the outstanding risk does not exceed 80% of the appraisal value of such mortgaged or leased property.

Period Overdue	Allowance
3-4 years	25%
4-5 years	50%
5-6 years	75%
More than 6 years	100%

The only exception to these requirements is that when a bank treats otherwise performing assets to a single borrower as non-performing because of a non-performing 25% as set forth in “Bank of Spain Classification Requirements—Non-Performing Past Due Assets” above, the Bank of Spain does not require the bank to carry an allowance against any asset that has no overdue principal or interest payments.

Other Non-Performing Assets. If a non-performing asset is an other non-performing asset, see “Item 4. Information on the Company—B. Business Overview—Bank of Spain Classification Requirements—Non-Performing Assets—Other Non-Performing Assets”, the amount of the required allowance should not be less than 25% of the amounts treated as non-performing. When the treatment of such asset as a non-performing asset is due to, in management’s opinion, an inadequate financial or economical condition of the borrower, and the amount estimated as non-collectible is less than 25% of the outstanding debt, the amount of the required allowance will be at least 10% of the outstanding debt.

Back to Contents

Exceptions. The foregoing allowance requirements do not apply to any non-performing asset that is:

•	made to, or guaranteed by, any European Union country or certain other specified public entities or instrumentalities of the countries classified in group 1 of the country-risk categories;

•	an advance payment for pensions or payrolls for the following month, when paid by any European Union country and deposited at Banco Santander Central Hispano;

•	guaranteed by companies directly or indirectly majority-owned by any European Union country whose principal activity is to provide guarantees;

•	personally, jointly and unconditionally secured by a bank from any European Union country or mutual guaranty company, claimable on first demand;

•	secured under the name of the Fondo de Garantía de Depósitos; or

•
collateralized by cash or by money market and treasury funds or securities issued by the central administrations or credit entities of the countries listed in this paragraph, when the outstanding risk is 90% or less than the recovery value of the money market and treasury funds and of the market value of the securities given as collateral.

General Allowance

In addition to the Bank of Spain specific allowance requirements, the Bank of Spain requires Spanish banks to set aside a general allowance equal to the sum of:

• 1% of the sum of loans (other than certain fully secured mortgage loans, certain financial leases and certain securitized mortgage bonds) and guarantees, private sector fixed-income securities other than those included in the trading portfolio, contingent liabilities and non- performing assets exempted from the specific allowances requirements described above of resident and non-resident sectors, except Spanish public authorities and credit entities; and

• 0.5% of the sum of fully secured mortgage loans, financial leases and securitized mortgage bonds when the following conditions are met:

•	first, the asset is secured by a mortgage or a ownership right on a finished residential property;

•	second, such mortgage or ownership right was placed on the property at the time the extension of credit was made; and

•
third, at the time the relevant portion of the asset first became non-performing, the outstanding principal of and accrued interest on the asset do not exceed 80% of the appraisal value of such mortgaged or leased property.

When calculating the general allowance for loan-losses on those investments in a bond fund that ranks behind unsubordinated securities on a winding up of the fund, the bank must include an amount equal to the coverage that the bank itself would have if the bank had a direct pro-rata interest in the underlying bond portfolio. If such provision is made, the bank is not required to make any other general allowance for securities issued by the bond fund.

Allowance for the Statistical Coverage of Loan-losses

Since July 1, 2000, the Bank of Spain has required Spanish banks to create an allowance for the statistical coverage of non-performing assets based on an estimation of future credit losses in the credit portfolio. This new allowance is in addition to the other allowances described above.

Spanish banks may estimate the provisions to be made to create this allowance using models based on their own credit loss experience and management’s estimation of future credit losses. In devising these models, which form a required part of a sound risk measurement and management system, management must take into consideration the quality of counterparties, the existence of guarantees or collateral, the term of the transactions and the expected evolution of the credit risk depending on medium and long term changes in the economic cycle. Furthermore, the models must use historical data covering at least a whole economic cycle and must be validated by the Bank of Spain.

As an alternative to the internal model referred to above (or as an alternative for some types of credit risk) Spanish banks may calculate the provisions to be made to create the allowance by applying to the amount of computable credit risk (loans, fixed income securities not included in the trading portfolio, contingent liabilities and non-performing assets exempted from the requirements for a specific allowance for insolvency or country-risk, and excluding risks with Spanish government entities and risks with credit institutions) in each of the categories set forth below the following coefficients:

Back to Contents

a)	No Risk	0%

Assets in this category include risks described in paragraph “Exceptions” above.

b)	Low Risk	0.1%

Assets in this category include:

•	assets rated “A” or better by a qualified rating agency;

•	fully-secured mortgages and financial leases on finished residential properties when outstanding risk is less than 80% of the appraisal value of such property;

•
securities denominated in local currency and issued by government entities in countries other than those exempted from allowance requirements, when such securities are registered in the books of the bank’s branch located in the issuer country; and

•	assets qualified as a guaranty for monetary policy transactions in the European System of Central Banks, except those exempted from the statistical allowance requirement.

c)	Medium-Low Risk	0.40%

Assets in this category include financial leases and mortgages and pledges on tangible assets that are not included in other categories, provided that the estimated value of the financial leases and the collateral totally covers the outstanding risk.

d)	Medium Risk	0.60%

Assets in this category include assets on Spanish residents or residents of countries classified in categories 1 or 2, provided that such assets are not included in other categories.

e)	Medium-High Risk	1.0%

Assets in this category include loans to individuals for the acquisition of durable consumption goods or other goods or current services not for professional use, except those registered in the “Registro de Ventas de Bienes Muebles”; and risks with residents of countries classified in categories 3 to 6, to the extent not covered by country risk allowances.

f)	High Risk	1.50%

Assets in this category include credit card balances; current account overdrafts and excesses in credit accounts (except those included in categories (a) and (b)), and doubtful assets not subject to a mandatory allowance not included in letter “a”.

Contingent liabilities will be weighted using the percentages set forth in the capital regulations of the Bank of Spain.

Provisions made to meet the statistical allowance requirements are charged quarterly against income in the amount of the positive difference between one fourth of the amount of the required statistical allowance and the amount of net provisions for the other allowances for loan-losses in that quarter. If the difference is negative, the amount is credited to income with a charge to the allowance, but only to the extent of the existing balance of that allowance.

Net provisions in net income statement include the provisions for the specific coverage of non-performing assets, plus provisions for the general coverage of non-performing assets, plus write-offs, less the recoveries of the specific allowance and foreclosed assets. It does not include country-risk provisions.

The amount of the allowance for the statistical coverage of loan-losses may be, at a maximum, three times the sum of the products of the amount of credit risk in each category multiplied by the risk coefficient of each such category.

Allowances for Country Risk

The Bank of Spain requires Spanish banks to set aside an allowance for country risk on all country-risk outstandings. See the above sub-section entitled “Bank of Spain Classification Requirements—Country-Risk

Back to Contents

Outstandings”. The amount of the required provision is the product of the amount of the outstanding loans times the percentages set forth in the following table.

	Minimum percentage of coverage	Banco Santander Central Hispano’s level of coverage

	(percentage of outstanding loans within category)
Categories
1. Countries in which risks are negotiable(1)	0%	0%
2. Countries included in no other category	0%	0%
3. Countries with transitory difficulties(2)	15%	15%
4. Doubtful countries(2)	20%-35%	35%
5. Very doubtful countries(2)	50%-90%	90%

6. Bankrupt countries	written-off	written-off

(1)
This category of risk is assessed in accordance with the guidelines set forth in the September 19, 1997 EC Communication to Member States regarding credit insurance policy for short-term export (97/C/281/03).

(2)
Circular 4/1991 provides that 50% of the coverage established for categories 3 and 4 shall be applied towards interbank credits having terms not exceeding three months, provided that the country included within such categories has fulfilled its credit related obligations, without recourse to refinancings or extensions.

Under the recent Bank of Spain guidelines, as a result of the recent international economic crises, and the increasing presence of Spanish banks in Latin America and Southeast Asia, we are subject to more stringent information requirements. Banks that have risks in countries that do not fall within category 1, or banks that have subsidiaries abroad, or banks in which risks or liabilities with non-residents in Spain equal at least €5 million, must now complete new information statements when presenting their accounts.

Guarantees

The Bank of Spain requires some guarantees to be classified as non-performing in the following amounts:

•	in cases involving past-due guaranteed debt: (i) for non-financial guarantees, the amount demanded by the beneficiary and outstanding under the guarantee; and (ii) for financial guarantees, at least the amount classified as non-performing of the guaranteed risk; and

•	in all other cases, the entire amount of the guaranteed debt when the debtor has declared bankruptcy or has demonstrated serious solvency problems, even if the guaranteed beneficiary has not reclaimed payment.

Bank of Spain Foreclosed Assets Requirements

The Bank of Spain requires Spanish banks to carry assets acquired on foreclosure at their net value (defined as the lower of (i) the face value of the loan secured (net of any related provision for non-performing asset) and (ii) the appraised market value of the foreclosed asset), reduced by allowances (expressed as a percentage of net value), as follows: if the asset is held between three and four years —25%; between four and five years —50%; more than five years —75%. In any event, net asset value can never exceed the market value of the asset. Bank of Spain regulations allow a release of allowances to the extent that the independently appraised value of the assets acquired upon foreclosure (appraised each year subsequent to the first date on which a provision would be required) exceeds the net value of such assets, but requires that a minimum allowance be maintained at all times equal to 25% of the outstanding principal of the underlying loan at the time of foreclosure and 100% of the outstanding interest at that time. Provisions made to this allowance are set forth as extraordinary loss in our consolidated financial statements.

Bank of Spain Charge-off Requirements

The Bank of Spain requires Spanish banks to charge-off immediately only those extensions of credit that management believes will not be repaid at any time or that were made to category 6 (“bankrupt”) countries or residents of such category 6 countries. See the above sub- section entitled “Item 4. Information on the Company—B. Business Overview—Bank of Spain Classification Requirements—Country Risk Outstandings”. It requires Spanish banks to charge-off non-performing assets three years after they were classified as non-performing. They may carry fully secured past-due mortgage loans beyond this three-year deadline for up to six years if there are objective factors that indicate an improved likelihood of recovery.

Back to Contents

Movements in Allowances for Loan-Losses

The following table analyzes movements in our allowances for loan-losses and movements, by domicile of customer, for the years indicated. See “Presentation of Information” for further discussion of movements in the allowances for loan-losses, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Net Provisions for Loan-Losses and Country Risk”.

	Year Ended December 31,

		1998(2)
	1998	proforma	1999	2000	2001	2002

Allowance for credit losses at beginning of year	(in thousands of euros)
Borrowers in Spain	1,069,483	1,886,751	1,514,250	1,204,464	1,360,253	1,771,321
Borrowers outside Spain	1,445,074	1,617,546	1,749,294	2,625,035	4,290,217	3,811,553

Total	2,514,557	3,504,297	3,263,544	3,829,499	5,650,470	5,582,874

Inclusion of acquired companies’ credit loss allowances
Borrowers in Spain	—	—	607	(13,450)	—	—
Borrowers outside Spain	386,679	386,679	444,418	2,004,393	108	9,034

Total	386,679	386,679	445,025	1,990,943	108	9,034

Loans charged-off against income(1)
Borrowers in Spain	(30,844)	(32,190)	(77,567)	(15,145)	(13,258)	(14,921)
Borrowers outside Spain	(9,135)	(9,292)	(19,774)	(39,547)	(40,040)	(117,474)

Total	(39,979)	(41,482)	(97,341)	(54,692)	(53,298)	(132,395)

Recoveries of loans previously charged-off (1)
Borrowers in Spain	64,915	196,104	237,496	191,278	151,845	141,850
Borrowers outside Spain	77,260	85,915	132,229	186,777	341,760	251,804

Total	142,175	282,019	369,725	378,055	493,605	393,654

Net Provisions for credit losses(1)
Borrowers in Spain	140,793	237,640	267,775	182,221	499,982	318,656
Borrowers outside Spain	307,219	425,631	720,295	866,124	1,086,035	1,329,536

Total	448,012	663,271	988,070	1,048,345	1,586,017	1,648,192

Charge-offs against loan loss allowance
Borrowers in Spain	(255,394)	(695,738)	(462,953)	(175,375)	(205,498)	(249,757)
Borrowers outside Spain	(593,746)	(702,072)	(758,658)	(1,342,661)	(1,821,549)	(1,223,617)

Total	(849,140)	(1,397,810)	(1,221,611)	(1,518,036)	(2,027,047)	(1,473,374)

Other movements(3)	(195,293)	(133,431)	82,087	(23,644)	(66,981)	(863,707)
Allowance for credit losses at end of year
Borrowers in Spain	872,874	1,514,250	1,204,464	1,360,253	1,771,321	1,725,606
Borrowers outside Spain	1,534,137	1,749,294	2,625,035	4,290,217	3,811,553	3,438,672

Total	2,407,011	3,263,544	3,829,499	5,650,470	5,582,874	5,164,278

(1)
We have included separate line items for charge-offs of loans not previously provided for (loans charged-off against income) and recoveries of loans previously provided for (recoveries of loans previously charged-off) in order to satisfy the SEC’s requirement to show all charge-offs and recoveries in this table. Because changes in these line items have an effect on our Consolidated Income Statement, we have increased gross provisions for loan-losses by the amount of charge-offs of loans not previously provided for and decreased it by the amount of recoveries of loans previously provided for to produce a line item called net provisions for credit losses in this table. This has also allowed the figures for net provisions for credit losses in this table to match the corresponding figures in our Consolidated Income Statement.

(2)
The 1998 figures exclude the effects of the liquidation of S.C.I. Gestión. If these effects had been included, the amount included for consolidated subsidiaries and the charge-offs for loans previously provided for would each have been €954.4 million higher. See “Loans by Geographic Area” and “Loans by Type of Customer.”

(3)	The shift in “Other Movements” from proforma 1998 to 1999, to 2000, to 2001 and to 2002 principally reflects foreign exchange differences.

Back to Contents

The table below shows a breakdown of charge-offs, recoveries and provisions by type of borrower for the years indicated.

	Year Ended December 31,

		1998
	1998	proforma	1999	2000	2001	2002

Loans charged-off against income–	(in thousands of euros)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	(15,019)	(15,019)	(43,712)	(6,815)	(1,655)	(685)
Real estate–construction	(787)	(787)	(156)	(6)	(6)	(4)
Real estate–mortgage	(2,518)	(2,518)	(1,436)	(337)	(347)	(465)
Installment loans to individuals	(11,515)	(12,110)	(10,115)	(6,497)	(222)	(10,927)
Lease finance	(950)	(1,701)	(1,064)	(1,472)	(3,409)	(2,491)
Other	(55)	(55)	(21,084)	(18)	(7,619)	(349)
Total Borrowers in Spain	(30,844)	(32,190)	(77,567)	(15,145)	(13,258)	(14,921)
Borrowers outside Spain	(9,135)	(9,292)	(19,774)	(39,547)	(40,040)	(117,474)

Total	(39,979)	(41,482)	(97,341)	(54,692)	(53,298)	(132,395)

Recoveries of loans previously charged-off–
Domestic:
Commercial, financial, agricultural, industrial	29,564	68,479	118,760	69,501	23,662	58,131
Real estate-construction	3,071	18,121	15,308	9,941	2,163	478
Real estate-mortgage	6,154	16,780	46,572	27,184	36,695	24,847
Installment loans to individuals	21,438	48,111	46,164	61,970	33,387	38,117
Lease finance	3,756	7,362	7,242	4,243	3,884	3,981
Other	932	37,251	3,450	18,439	52,054	16,296
Total Borrowers in Spain	64,915	196,104	237,496	191,278	151,845	141,850
Borrowers outside Spain	77,260	85,915	132,229	186,777	341,760	251,804

Total	142,175	282,019	369,725	378,055	493,605	393,654

Net Provisions for credit losses–
Domestic:
Commercial, financial, agricultural, industrial	55,942	62,313	135,799	96,385	99,362	119,155
Real estate–construction	(1,905)	1,376	6,208	8,600	(481)	1,139
Real estate–mortgage	52,456	57,397	37,233	39,060	4,455	17,632
Installment loans to individuals	27,953	29,991	39,817	73,702	113,771	93,545
Lease finance	5,439	5,613	13,385	12,104	28,367	19,007
Other	908	80,950	35,333	(47,630)	254,508	68,178
Total Borrowers in Spain	140,793	237,640	267,775	182,221	499,982	318,656
Borrowers outside Spain	307,219	425,631	720,295	866,124	1,086,035	1,329,536

Total	448,012	663,271	988,070	1,048,345	1,586,017	1,648,192

Back to Contents

Non-Performing Assets

The following table shows our non-performing assets. We do not keep records classifying assets as non-accrual, past due, restructured or potential problem loans, as those terms are defined by the SEC. But we have estimated the amount of our assets that would have been so classified, to the extent possible, below.

	At December 31,

	1998	1998 proforma	1999	2000	2001	2002

	(in thousands of euros except percentages)
Non-performing assets
Past-due and other non-performing assets: (1)(2)
Domestic	544,848	1,064,465	916,970	868,787	1,011,023	1,003,851
International	1,195,407	1,451,396	2,080,812	3,658,667	2,884,491	2,672,616

Total	1,740,255	2,515,861	2,997,782	4,527,454	3,895,514	3,676,467

Non-performing loans as a percentage of total loans	2.04%	2.16%	2.29%	2.59%	2.17%	2.19%
Net loan charge-offs as a percentage of total loans	1.01%	1.00%	0.72%	1.12%	0.88%	0.72%

(1)
The figures in this table do not reflect the entire principal amount of loans having payments 90 days or more past due unless the entire principal amount of the loan is classified as non-performing under Bank of Spain regulations as described above under “Bank of Spain Classification Requirements”. We estimate that the entire principal amount of such loans would have been €1,917.8 million, €2,808.5 million, €3,519.5 million, €5,228.2 million, €4,150.6 million and €4,486.0 million at December 31, 1998, 1998 (proforma), 1999, 2000, 2001 and 2002.

(2)
We estimate that at December 31, 1998, 1998 (proforma), 1999, 2000, 2001 and 2002, (i) the total amount of our non-performing past-due assets was €1,465.3 million, €2,121.6 million, €1,804.8 million, €3,110.8 million, €2,737.3 million and €2,208.8 million, respectively, and (ii) the total amount of our other non-performing assets was €275.3 million, €394.3 million, €1,193.0 million, €1,416.6 million, €1,158.2 million and €1,467.6 million, respectively.

We do not believe that there is a material amount of assets not included in the foregoing table and the table under “Country Risk Outstandings” below where known information about possible credit risk at December 31, 2002 (not related to transfer risk inherent in cross- border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.

Evolution of Non-Performing Assets

The following table shows the quarterly movement in our non-performing assets (excluding country-risk, see “Country-Risk”) from December 31, 2000 until December 31, 2002.

	Year ended December 31,		Quarter ended

	00	01	Mar 02	Jun 02	Sep 02	Dec 02

	(in thousands of euros)
Opening balance	2,997,782	4,527,454	3,895,514	4,000,971	3,728,870	4,105,116
Net additions	3,100,832	1,438,866	509,413	214,244	584,370	48,339
Write-offs	(1,571,160)	(2,070,806)	(403,956)	(486,345)	(208,124)	(476,988)

Closing balance	4,527,454	3,895,514	4,000,971	3,728,870	4,105,116	3,676,467

Back to Contents

Non-Performing Assets Ratios

The following table shows the ratio of our non-performing assets to total computable credit risk and our coverage ratio at December 31, 2000, 2001 and 2002.

	Year Ended December 31,

	2000	2001	2002

	(in thousands of euros except percentages)

Computable credit risk (1)	200,757,888	209,289,435	194,917,391
Non-performing assets
Mortgage loans	392,461	405,671	361,076
Other	4,134,993	3,489,843	3,315,391

Total non performing assets (2)	4,527,454	3,895,514	3,676,467

Allowances for loan-losses (2)	5,570,366	5,583,018	5,144,855
Ratios
Non-performing assets to computable credit risk	2.26%	1.86%	1.89%
Coverage ratio (3)	123.04%	143.32%	139.94%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.
(2)	Excluding country risk.
(3)	Allowances for loan-losses as a percentage of non-performing assets.

Country Risk Outstandings

The following table sets forth our country-risk outstandings for the years shown.

	Year Ended December 31,

	2000	2001	2002

	(in millions of euros)

Risk (gross)	1,592.1	1,216.3	409.5
Provisions	363.7	323.2	337.5

Risk (net)	1,228.4	893.1	72.0

Other Non-Accruing Assets

As described above under “Item 4. Information on the Company—B. Business Overview—Bank of Spain Classification Requirements—Non-Performing Assets” and “Country Risk Outstandings”, we do not classify our loans to borrowers in countries with transitory difficulties (category 3) and doubtful countries (category 4) as non-performing. However, as described above under “Item 4. Information on the Company — B. Business Overview — Bank of Spain Provisions for Loan-Losses and Country Risk Requirements—Provisions for Country Risk” and “Bank of Spain Non-Accrual of Interest Requirements”, the Bank of Spain requires us to account for such loans on a cash basis (non-accruing) and to set aside certain allowances for such loans. We treat category 5 (very doubtful) country-risk outstandings as both non- accruing and non-performing. Total other non-accruing assets at December 31, 1998, 1998 (proforma), 1999, 2000, 2001 and 2002 were, €858.9 million, €1,085.4 million, €1,331.8 million, €1,313.7 million, €1,172.2 million and €259.5 million, respectively.

Summary of non-accrual assets
	Year ended December 31,

	1998	1998 Proforma	1999	2000	2001	2002

	(in millions of euros)

Assets classified as Non-Performing Assets	1,740.3	2,515.9	2,997.8	4,527.5	3,895.5	3,676.5
Outstanding balances of loans partially classified as non-performing	177.5	292.6	521.7	700.7	255.1	809.5
Other assets on non-accrual status due to country risk	858.9	1,085.4	1,331.8	1,313.7	1,172.2	259.5

Total non-accrual assets	2,776.7	3,893.9	4,851.3	6,541.9	5,322.8	4,745.5

Back to Contents

We do not have any past-due loans 90 days or more that are accruing interest, in accordance with Spanish GAAP requirements.

As of December 31, 2002 the amount of “restructured loans” was €61.4 million.

Foreclosed Assets

The table below sets forth movements in our foreclosed assets for the years shown.

Movement of foreclosed assets
	Year ended December 31,		Quarterly movements				Total Year
(in thousand of euros)	Dec-00	Dec-01	Mar-02	Jun-02	Sep-02	Dec-02	Dec-02

Opening balance	978,514	1,127,866	998,876	945,570	822,402	759,691	998,876
Foreclosures	638,720	338,370	45,643	65,759	36,752	26,566	174,720
Sales	(489,368)	(467,360)	(98,949)	(188,927)	(99,463)	(106,714)	(494,053)
Gross foreclosed assets	1,127,866	998,876	945,570	822,402	759,691	679,543	679,543
Allowances established	623,881	563,455	556,643	485,746	436,480	395,406	395,406
Allowance as a percentage of foreclosed assets	55.32%	56.41%	58.87%	59.06%	57.45%	58.19%	58.19%
Closing balance (net)	503,985	435,421	388,927	336,656	323,211	284,137	284,137

Liabilities

Deposits

The principal components of our deposits are domestic demand, savings and time deposits, and international and domestic interbank deposits. Our retail customers are the principal source of its domestic demand, savings deposits and time deposits. For an analysis, by domicile of customer, of average domestic and international deposits by type for 2000, 2001 and 2002, see “Average Balance Sheets and Interest Rates—Liabilities”.

We compete actively with other commercial banks and with savings banks for domestic demand and savings deposits. Our share of customer deposits in the Spanish banking system (including Cajas de Ahorros) was 17.7% at December 31, 2002, according to figures published by the Spanish Banking Association (AEB) and the Confederación Española de Cajas de Ahorros (“CECA”). See “Item 4. Information on the Company—B. Business Overview—Competition”.

The following tables analyze our year-end deposits.

Deposits (Due to Credit Entities and Customer funds) by type of deposits

	December 31,

	2000	2001	2002

	(in thousands of euros)
Due to credit entities–
Demand deposits	3,951,276	2,825,688	3,949,531
Other–
Securities sold under agreements to resell	23,793,024	19,260,455	18,113,588
Time deposits	40,266,663	31,843,646	28,757,600

Total	68,010,963	53,929,789	50,820,719

Customer funds–
Saving deposits
Demand	67,287,855	75,481,038	67,644,766
Time	60,250,328	52,759,866	52,286,346
Other
Demand	1,539,312	1,137,361	408,544
Securities sold under agreement to repurchase	24,003,125	38,591,498	37,352,574
Other	16,473,856	13,557,529	10,123,526

Total to customers	169,554,476	181,527,292	167,815,756

Total deposits	237,565,439	235,457,081	218,636,475

Back to Contents

Deposits (Due to Credit Entities and Customer funds) by location of office
	December 31,

	2000	2001	2002

	(in thousands of euros)
Due to credit entities
Offices in Spain	31,470,298	26,027,351	27,449,380
Offices outside Spain:
Other EU countries	13,239,563	8,617,011	9,018,133
United States	7,135,402	5,070,799	4,700,903
Other OECD countries (1)	1,466	6,335	8,474
Central and South America (1)	15,521,360	13,929,976	9,261,477
Other	642,874	278,317	382,352

Total offices outside Spain	36,540,665	27,902,438	23,371,339

Total	68,010,963	53,929,789	50,820,719

Customer funds
Offices in Spain	76,659,671	92,810,916	96,602,048
Offices outside Spain:
Other EU countries	23,279,001	23,756,199	23,990,299
United States	8,119,968	8,306,588	7,530,507
Other OECD countries (1)	374,563	437,783	353,469
Central and South America (1)	60,213,546	55,181,626	37,915,080
Other	907,727	1,034,180	1,424,353

Total offices outside Spain	92,894,805	88,716,376	71,213,708

Total	169,554,476	181,527,292	167,815,756

Total deposits	237,565,439	235,457,081	218,636,475

(1)	In this schedule Mexico is classified under “Central and South America”

The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of $100,000 or more for the year ended December 31, 2002. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	December 31, 2002

	Domestic	International	Total

	(in thousands of euros)

Under 3 months	5,469,164	13,577,115	19,046,279
3 to 6 months	2,453,525	2,750,029	5,203,554
6 to 12 months	1,276,577	2,688,037	3,964,614
Over 12 months	2,418,776	2,504,337	4,923,113

Total	11,618,042	21,519,518	33,137,560

The aggregate amount of deposits held by non-resident depositors (banks and customers) in our domestic branch network was €16.7 million, €20.0 million and €19.7 million at December 31, 2000, 2001 and 2002, respectively.

Back to Contents

Short-term Borrowings

The following table analyzes our short-term borrowings as of December 31, 2000, 2001 and 2002.

	December 31,

	2000		2001		2002

		Avg.		Avg.		Avg.
	Amount	Rate	Amount	Rate	Amount	Rate

	(in thousands of euros, except percentage)

Securities sold under agreements to repurchase (principally Spanish Treasury notes and bills):
At December 31	47,796,149	4.65%	57,851,953	4.32%	55,466,162	4.37%
Average during year	47,702,575	6.41%	51,377,715	7.26%	53,758,288	4.68%
Maximum month-end balance	53,166,198	—	57,851,953	—	59,845,176	—
Other short-term borrowings:
At December 31	23,760,022	5.10%	28,359,117	4.25%	10,796,940	2.11%
Average during year	17,700,820	4.04%	25,901,630	3.56%	17,049,689	2.46%
Maximum month-end balance	25,696,459	—	28,359,117	—	28,359,117	—
Total short-term borrowings at year-end	71,556,171	4.80%	86,211,069	4.30%	66,263,102	4.00%

Competition

We face strong competition in all of our principal areas of operation from other banks, savings banks, credit co-operatives, brokerage houses, insurance companies and other financial services firms.

Banks

Two Spanish banking groups dominate the commercial banking sector in Spain: Banco Bilbao Vizcaya Argentaria, S.A. and Banco Santander Central Hispano, S.A.

At the end of December 2002, these two Spanish banking groups accounted for approximately 63.6% of loans and 67.0% of deposits of all Spanish banks, which in turn represented 33.0% of loans and 33.2% of deposits of the financial system, according to figures published by the Spanish Banking Association (AEB) and the Confederación Española de Cajas de Ahorro (“CECA”). These banking groups also hold significant investments in the Spanish industry.

Foreign banks also have a presence in the Spanish banking system as a result of liberalization measures adopted by the Bank of Spain since 1978. At December 31, 2002, there were 59 foreign banks (of which 50 were from European Union countries) with branches in Spain.

Spanish law provides that any financial institution organized and licensed in another member state of the European Union may conduct business in Spain from an office outside Spain. They do not need prior authorization from Spanish authorities to do so. Once the Bank of Spain receives notice from the institution’s home country supervisory authority about the institution’s proposed activities in Spain, the institution is automatically registered and the proposed activities are automatically authorized.

The opening of a branch of any financial institution authorized in another member state of the European Union does not need prior authorization or specific allocation of resources. The opening is subject to the reception by the Bank of Spain of a notice from the institution’s home country supervisory authority containing, at least, the following information:

•	Program of activities detailing the transactions to be made and the corporate structure of the branch.

•	Address in Spain of the branch.

•	Name and curriculum vitae of the branch’s managers.

•	Stockholders equity and liquidity ratio of the financial institution and its consolidated group.

Back to Contents

•	Detailed information about any deposit guarantee scheme that assures the protection of the branch’s depositors.

Once the Bank of Spain receives the notice, it notifies the financial institution, thereby permitting the branch to be registered in the Mercantile Register and, then, in the Special Register of the Bank of Spain.

Spanish law requires prior approval by the Bank of Spain for a Spanish bank to acquire shares of a bank organized outside the European Union, create a new bank outside the European Union or open a branch outside the European Union. Spanish banks must provide prior notice to the Bank of Spain to conduct any other business outside the European Union.

In case of creation of a new bank, the following information has to be provided to the Bank of Spain:

•	amount of the investment,

•	percentage of the share capital and of the total voting rights,

•	name of the companies through which the investment will be made,

•	draft of the by-laws,

•	program of activities,

•	list of partners with significant holdings; and

•	detailed description of the banking, tax and money laundering regulations of the State where it will be located.

The opening of branches outside Spain requires the prior application to the Bank of Spain attaching information about the State where the branch will be located, the address, program of activities and names of the branch’s managers. The opening of representative offices requires prior notice to the Bank of Spain, detailing the activities to perform.

Savings Banks

Spanish savings banks (“Cajas de Ahorros”) are mutual organizations which engage in the same activities as banks, but primarily take deposits and make loans, principally to home buyers, public housing programs and small to medium-sized companies. The savings banks are influenced by regional and local governments. The Spanish savings banks provide strong competition for the demand and savings deposits which form an important part of our deposit base. Spanish savings banks, which traditionally were regional institutions, are permitted to open branches and offices throughout Spain. In the last four years, mergers among savings banks increased. The Spanish savings banks’ share of domestic deposits and loans were 53.9% and 46.4%, respectively, at December 31, 2001 and 55.9% and 48.5%, respectively, at December 31, 2002.

Credit Co-operatives

Credit co-operatives are active principally in rural areas. They provide savings bank and loan services, including financing of agricultural machinery and supplies.

Brokerage Services

We face competition in our brokerage activities in Spain from brokerage houses of other financial institutions.

Spanish law provides that any investment services company authorized to operate in another member state of the European Union may conduct business in Spain from an office outside Spain, once the Securities National Commission (Comision Nacional del Mercado de Valores – CNMV) receives notice from the institution’s home country supervisory authority about the institution’s proposed activities in Spain

However, Spanish law provides that beginning January 1, 2000, credit entities have access, as members, to the Spanish stock exchanges, in accordance with the provisions established by the Investment Services Directive.

We also face strong competition in our mutual funds, pension funds and insurance activities from other banks, savings banks, insurance companies and other financial services firms.

Back to Contents

Supervision and Regulation

Bank of Spain and the European Central Bank

The Bank of Spain, which operates as Spain’s autonomous central bank, supervises all Spanish financial institutions, including us. Until January 1, 1999, the Bank of Spain was also the entity responsible for implementing Spanish monetary policy. As of that date, the start of Stage III of the European Monetary Union, the European System of Central Banks and the European Central Bank became jointly responsible for Spain’s monetary policy. The European System of Central Banks consists of the national banks of the fifteen Member States belonging to the Euro zone and the European Central Bank. The European Central Bank is responsible for the monetary policy of the European Union. The Bank of Spain, as a member of the European System of Central Banks, takes part in the development of the European System of Central Banks’ powers including the design of the European Community’s monetary policy.

The European System of Central Banks is made up of three decision-making bodies:

•	the Governing Council, comprised of the members of the Executive Board of the European Central Bank and the governors of the national central banks;

•	the Executive Board, comprised of the President, Vice-President and four other members; and

•	the General Council of the European Central Bank, comprised of the President and Vice-President of the European Central Bank and the governors of the national central banks.

The Governing Council is the body in charge of formulating monetary policy and adopting the guidelines and decisions necessary to perform the European System of Central Banks’ tasks. The Executive Board is the body in charge of implementing the monetary policy laid out by the Governing Council and providing the instructions necessary to carry out monetary policy to the national central banks.

The European Central Bank has delegated the authority to issue the euro to the central banks of each country participating in Stage III. These central banks will also be in charge of executing the European Community’s monetary policy in their respective countries. The countries that do not take part in Stage III will have a seat in the European System of Central Banks, but will not have a say in the monetary policy or instructions laid out by the governing council to the national central banks.

Notwithstanding the European Monetary Union, the Bank of Spain continues to be responsible for:

•	maintaining, administering and managing the foreign exchange and precious metal reserves;

•	promoting the stability and performance of the financial payment systems;

•
rendering treasury services to the Spanish Treasury and to the regional governments, although the granting of loans or overdrafts in favor of the State, the regional governments or other bodies referred to in Section 104 of the European Union Treaty is generally prohibited;

•	rendering services related to public debt to the State and regional governments; and

•	advising the government and drawing up statistics and reports on matters related to the Bank of Spain’s areas of responsibility.

The Bank of Spain has the following supervisory powers over Spanish banks, subject to rules and regulations issued by the Ministry of Economy:

•
to conduct periodic inspections of Spanish banks to test compliance with current regulations concerning, among other matters, preparation of financial statements, account structure, credit policies and provisions and capital adequacy;

•	to advise a bank’s board of directors and management when its dividend policy is deemed inconsistent with the bank’s financial results;

•	to undertake extraordinary inspections of banks concerning any matters relating to their banking activities; and

Back to Contents

•	to participate with other authorities in appropriate cases in the imposition of penalties to banks for infringement or violation of applicable regulations.

Liquidity Ratio

European Central Bank regulations that came into force on January 1, 1999, require credit institutions in each member state that participates in the European Monetary Union, like us, to place a specific percentage of their “Qualifying Liabilities” with the respective central banks in the form of interest bearing deposits as specified below (the “Liquidity Ratio”).

The European Central Bank requires the maintenance of a minimum liquidity ratio at all credit institutions established in the member states of the European Union. Branches located in the euro zone of institutions not registered in this area are also subject to this ratio, while the branches located outside the euro zone of institutions registered in the euro zone are not subject to this ratio.

The European Central Bank can waive this obligation with respect to institutions that are in the process of winding-up or reorganization.

“Qualifying Liabilities” are broadly defined as deposits, debt securities issued and money market paper. The Liquidity Ratio is 2% over Qualifying Liabilities except in relation to deposits with stated maturity greater than two years, deposits redeemable at notice after two years, repos and debt securities with a stated maturity greater than two years, for which the ratio is 0%.

Liabilities of institutions subject to the Liquidity Ratio and liabilities of the European Central Bank and national central banks are not included in the base of “Qualifying Liabilities”.

Investment Ratio

The Spanish government has the power to require credit institutions to invest a portion of certain qualifying liabilities in certain kinds of public sector debt or public-interest financing (the “investment ratio”), and has exercised this power in the past. Although the investment ratio has been 0% since December 31, 1992, the law which authorizes it has not been abolished, and the Spanish government could reimpose the ratio, subject to EU requirements.

Capital Adequacy Requirements

We and our Spanish bank subsidiaries are subject to Spanish capital adequacy requirements that implement the European Union Capital Adequacy Directive.

The Spanish capital adequacy requirements distinguish between “core” and “complementary” capital and require certain ratios of core and total capital to risk-weighted assets. Core capital generally includes voting equity, certain non-voting equity, most reserves and generic loan allowances less participations in other financial institutions exceeding certain thresholds, treasury stock and financing for the acquisition (by persons other than the issuer’s employees) of the issuer’s shares. Complementary capital generally includes certain non-voting equity, revaluation and similar reserves, subordinated debt and perpetual debt.

The computation of both core and complementary capital is subject to provisions limiting the type of stockholding and the level of control which these stockholdings grant to a banking group. The level of non-perpetual subordinated debt taken into account for the calculation of complementary capital may not exceed 50% of core capital and the total amount of complementary capital admissible for computing total capital may not exceed the total amount of core capital.

The consolidated total of core and complementary capital of a banking group calculated in the manner described above may not be less than 8% of the group’s risk-weighted assets net of specified provisions and amortizations. The calculation of total risk-weighted assets applies minimum multipliers of 0%, 20%, 50% and 100% to the group’s assets.

•	The following loans receive a 0% weighting:

•	loans to the Spanish Government and the Bank of Spain or Organization for Economic Cooperation and Development and European Union countries’ governments or central banks;
•
loans to governments or central banks of countries that have entered into certain special loan agreements with the International Monetary Fund (provided such countries had not renegotiated their external debt within the five years preceding the loan);

•	credits against the European Union;

Back to Contents

•
credits against Spanish autonomous governmental bodies, the Spanish social security fund and certain Spanish governmental public entities, or credits expressly guaranteed by certain entities mentioned above;

•	certain securitized debt related to the Spanish nuclear moratorium;
•	debt securities of Spanish autonomous communities (provided such securities have been approved by the Spanish government); and
•	credits given in the creditors’ local currency against, or guaranteed by, certain governments or central banks of such other countries not mentioned above.

•
Loans to Spanish autonomous communities and local councils, to European Union and Organization for Economic Cooperation and Development regional and local governments, to banks, savings banks and brokerage firms and to the European Investment Bank and multilateral development banks receive at least a 20% weighting.

•	Residential mortgage loans receive at least a 50% weighting.

•	All other loans are weighted at 100%; however, such weighting may be lower if the loan is guaranteed or secured. Off-balance-sheet assets are also included in the calculation of risk-weighted assets.

•
10% weighting is requested to mortgage securities issued by credit institutions and to fixed income securities issued by credit institutions authorized in the European Union to which their home country supervisory authorities national apply a 10% weighting.

Spanish regulations provide that, if certain requirements are met, Spanish banks may include the net credit exposure arising from certain interest rate -and foreign exchange- related derivative contracts (rather than the entire notional amount of such contracts) in their total risk- adjusted assets for purposes of calculating their capital adequacy ratios.

At December 31, 2002, our ratio of total capital to risk-weighted assets was 10.96%, which reflected a 34.27% (€5.5 billion) excess of stockholders’ equity over the applicable capital and reserve requirements. Our Spanish subsidiary banks were, at December 31, 2002, each in compliance with these capital adequacy requirements, and all our foreign subsidiary banks were in compliance with their local regulation.

Banks or consolidated banking groups should comunicate inmediately to Bank of Spain if they fail to satisfy minimum capital requirements, and within the next month should present a plan to recover the solvency. This plan could be modified by Bank of Spain. While the deficit persists, the payment of dividends by any of the entities of the banking Group must be approved by Bank of Spain, and will be limited to a maximum of 50% of net income. Payment of dividends could be forbidden if the deficit of capital is greater than 20% of minimum capital requirements. See “Item 4. Information on the Company-B. Business Overview-Restrictions on Dividends”.

The Basel Committee on Banking Regulations and Supervisory Practices, which includes the supervisory authorities of twelve major industrial countries, has adopted an international framework (the “Basel Accord”) for capital measurement and capital standards of banking institutions. The framework provides:

•	definitions for “Tier 1” (core) capital and “Tier 2” (supplemental) capital;

•	a system for weighting assets and off-balance sheet items according to credit risk; and

•
a requirement that banks engaged in international operations maintain Tier 1 capital of at least 4% of risk-weighted assets and “total” capital (Tier 1 capital plus up to an equal amount of Tier 2 capital) of at least 8% of risk-weighted assets.

As described above, the capital adequacy of Spanish banks is regulated by European Union directives applicable to the Spanish banking system as well as to the banking systems of other European Union member states. Certain European Union member states are parties to the Basel Accord. Spain joined the Accord on February 1, 2001. Each national authority which is a party to the Basel Accord has implemented the Accord in a significantly different fashion. The capital requirements imposed by the Basel Accord are in many respects similar to those imposed by European Union directives, Spanish law and the Bank of Spain. Based purely on the capital framework itself, and making assumptions that we consider appropriate (but without including in Tier 2 capital any revaluation reserves), we estimate that at December 31, 2002, we had (1) a total capital to risk-weighted assets ratio of 12.64%, and (2) a Tier 1 capital to risk-weighted assets ratio of 8.01%.

Back to Contents

In January 2001, the Basel committee on Banking Supervision released the second Consultative Package of the New Basel Capital Accord which will replace the 1988 Accord. This Accord regulates the capital requirements for financial institutions. The final version is expected to be published in 2003, and to be implemented in 2006.

The New Accord introduces more emphasis on risk sensitivity, supervisory review and market discipline (through more extensive disclosures). The impact of the new regulation is not expected to increase the capital requirements, but will increase its volatility.

Concentration of Risk

Spanish banks may not have exposure to a single person or group in excess of 25% (20% in the case of an affiliate) of the bank’s or group’s consolidated equity. Any exposure to a person or group exceeding 10% of a bank’s or group’s consolidated equity is deemed a concentration and the total amount of exposure represented by all of such concentrations must not exceed 800% of such equity.

Legal Reserve And Other Reserves

Spanish banks are subject to legal and other restricted reserves requirements. In addition, we must allocate profits to certain other reserves as described under Note 21 to our consolidated financial statements.

Allowances For Possible Credit Losses And Country Risk

For a discussion of Bank of Spain regulations relating to allowances for possible credit losses and country risk, see “Item 4. Information on the Company—B.Business Overview—Selected Statistical Information—Classified Assets—Bank of Spain Classification Requirements—Non-Performing Assets” and “Country-Risk Outstandings”.

Employee Pension Plans

The Bank of Spain requires Spanish bank pension funds to be fully funded. At December 31, 2002, our pension plans were all fully funded. See Note 2(j) to our consolidated financial statements.

Restrictions on Dividends

We may only pay dividends (including interim dividends) if such payment is in compliance with the Bank of Spain minimum capital requirement (described under “Item 4. Information on the Company—B. Business Overview —Capital Adequacy Requirements”) and other limitations or, as described below, under certain circumstances when we have capital that is 20% or less below the Bank of Spain minimum capital requirements.

If a banking group meets this capital requirement, it may dedicate all of its net profits to the payment of dividends, although in practice Spanish banks nomally consult with the Bank of Spain before declaring a dividend. Even if a banking group meets the capital requirement as a group, any consolidated Spanish credit entity that is a subsidiary that does not meet the capital requirement on its own will be subject to the limitations on dividends described below. If a banking group or any Spanish credit entity subsidiary of the group has capital that is 20% or less below the Bank of Spain minimum capital requirement, it must devote an amount of net profits (at least 50%) determined by the Bank of Spain to reserves, and dividends may be paid out of the remainder only with the prior approval of the Bank of Spain. If the capital is 20% or more below the minimum requirement, it may not pay any dividends and must allocate all profits to reserves. In the case of a banking group failing to meet the capital requirement, however, consolidated subsidiaries in the group may pay dividends without restriction, so long as they are at least 90% owned by group companies and, if they are credit entities, independently comply with the capital requirement.

If a bank has no net profits, its board of directors may propose at the general meeting of the shareholders that a dividend be declared out of retained earnings. However, once the board of directors has proposed the dividend to be paid, it must submit the proposal to the Minister of Economy who, in consultation with the Bank of Spain, may in his discretion authorize or reject the proposal of the board.

Compliance with such requirements notwithstanding, the Bank of Spain is empowered to advise a bank against the payment of dividends on security and soundness grounds. If such advice is not followed, the Bank of Spain may require that notice of such advice be included in the bank’s annual report. In no event may dividends be paid from certain legal reserves.

Interim dividends may not exceed the net profits for the period from the closing of the previous fiscal year to the date on which interim dividends are declared. In addition, the Bank of Spain recommends that interim dividends not exceed an amount equal to one-half of all net income from the beginning of the corresponding fiscal year. According to the recommendations of the Bank of Spain, interim dividends may not be declared until the Bank of Spain has

Back to Contents

sufficient knowledge about the year’s profits. Although banks are not legally required to seek prior approval from the Bank of Spain before declaring interim dividends, the Bank of Spain has asked that banks consult with it on a voluntary basis before declaring interim dividends.

Limitations On Types Of Business

Spanish banks generally are not subject to any prohibitions on the types of businesses that they may conduct, although they are subject to certain limitations on the types of businesses they may conduct directly.

The activities that the credit institutions authorized in another member state of the European Union may conduct and which benefit from the mutual recognition within the European Union, are detailed in article 52 of Law 26/1988 (July 29, 1988).

Deposit Guarantee Fund

The Deposit Guarantee Fund on Credit institutions, (“Fondo de Garantía de Depósitos”, or the “FGD”), which operates under the guidance of the Bank of Spain, guarantees (i) bank deposits up to €20,000 per depositor; and (ii) securities and financial instruments which have been relied to a credit institution for its deposit, register or for such other service, up to €20,000 per investor. Pursuant to regulations affecting the FGD, the FGD may purchase non-performing loans or may acquire, recapitalize and sell banks which experience difficulties.

The FGD is funded by annual contributions from member banks. The amount of such bank’s contributions is currently 0.6 per thousand (0.4 per thousand for savings banks and 1 per thousand for credit cooperatives) of the year-end amount of deposits to which the guarantee extends. For that purpose, the calculation basis will take into consideration the bank deposits, plus 5% of the market quotation (or nominal value or redemption value in case the securities are not traded in any secondary market) of the guaranteed securities at the end of the financial year. Nevertheless, the Minister of Economy may reduce the member bank contributions once the capital of the FGD resources exceeds its requirements, and suspend further contributions when the FGD’s funds exceed the requirement by 1% or more of the calculation basis.

At December 31, 2002, we and our other domestic bank subsidiaries were members of the FGD and thus obligated to make annual contributions to it.

Recent Legislation

The start of the European Monetary Union’s Stage III has influenced recent legislation in Spain, expressly Law 46/1998 (December 17, 1998), introducing the euro as national currency, ensuring the coexistence, from 1999 through 2002, of both the euro and the Spanish peseta, and providing that the Bank of Spain becomes fully integrated into the European System of Central Banks. See also “Item 4. Information on the Company—B. Business Overview—Bank of Spain and the European Central Bank” and “—Monetary Policy and Exchange Controls”.

Law 37/1998 amended Securities Markets Law 24/1988. This change to recent Legislation introduced several amendments to the original Securities Markets Law. See “Item 4. Information on the Company—B. Business Overview—Competition” and “Item 9. The Offer and Listing— C. Markets—Spanish Securities Market—Securities Market Legislation”.

Law 41/1998 (December 9, 1998), on taxation of non-resident individuals and companies, combined the legislation on non-residents that was previously divided between the Personal Income Tax (“IRPF”) and Corporate Tax (“IS”). A new Law on IRPF, Act 40/98, abolished the prior Act relating to taxation on individuals.

Law 1/1999 (January 5, 1999) regulates venture capital companies and their management companies.

Law 9/1999 (April 12, 1999) provides for a legal regime for cross-border credit transfer among members states in the European Union.

Royal Decree 664/1999 on Foreign Investment (April 23, 1999) provides for the free movement of capital for foreign investment in Spain, and for Spanish investment abroad.

Royal Decree 948/2001 regarding investors indemnity systems provides the establishment of the Investment Guarantee Fund and introduces changes to the regulations of the Deposit Guarantee Fund on credit institutions. See “Item 4. Information on the Company —B. Business Overview —Deposit Guarantee Fund”.

Law 44/2002 (November 22, 2002) on reform measures of the financial system, amended, among others, the Securities Market Law. See “Item 9. The Offer and Listing – C. Markets – Spanish Securities Market – Securities Market Legislation”.

Back to Contents

Law 46/2002 (December 18, 2002) amended Act 40/1998 of Personal Income Tax, Law 41/1998 on Taxation of Non-Resident individuals and companies and Law 43/1995 of Corporate Tax.

Also, please see our discussion of the New Basel Capital Accord (which we anticipate will be implemented in 2006) above under “Capital Adequacy Requirements”.

United States Regulation

By virtue of the operation of our branches in New York City and our agencies in Miami, as well as our ownership of banks in New York and Puerto Rico, we are subject to the U.S. Bank Holding Company Act of 1956, as amended, and the U.S. International Banking Act of 1978, as amended. These statutes impose limitations on the types of business conducted by us in the United States and on the location and expansion of our banking business in the United States. We are subject to supervision and regulation by the Board of Governors of the Federal Reserve System.

Monetary Policy and Exchange Controls

The decisions of the European System of Central Banks influence conditions in the money and credit markets, thereby affecting interest rates, the growth in lending, the distribution of lending among various industry sectors and the growth of deposits. Monetary policy has had a significant effect on the operations and profitability of Spanish banks in the past and this effect is expected to continue in the future. Similarly, the monetary policies of governments in other countries in which we have operations, particularly in Latin America, affect our operations and profitability in those countries. We cannot predict the effect which changes in such policies may have in the future upon our operations but we do not expect it to be material.

The European Monetary Union has had a significant effect upon foreign exchange and bond markets and has involved modification of the internal operations and systems of banks and of inter-bank payments systems. Since January 1, 1999, the start of Stage III, see “Item 4. Information on the Company—B. Business Overview —Supervision and Regulation—Bank of Spain and the European Central Bank,” Spanish monetary policy has been affected in several ways. The euro became the national currency of the eleven initial participating countries and the exchange rates between the currencies of the eleven initial countries were fixed to the euro. Additionally, the European System of Central Banks became the entity in charge of the European Community’s monetary policy. On January 1, 2001 Greece also adopted the Euro as its national currency.

Pursuant to Law 46/1998, the peseta was a valid unit of account as a fraction of euro until December 31, 2001. In addition, the euro and the peseta, bank notes and coins have coexisted until February 2002.

C. Organizational structure.

Banco Santander Central Hispano, S.A., the Bank, is the parent company of the Group which was comprised at December 31, 2002 of 367 companies that consolidate by the global integration method and 169 companies that consolidate by the equity method.

See Exhibits I and II to our consolidated financial statements included in this Form 20-F, for details on our consolidated and non-consolidated companies.

D. Property, plant and equipment.

During 2002 we and our bank subsidiaries either leased or owned premises in Spain and abroad, which at December 31, 2002 included 4,314 branch offices in Spain and 4,967 abroad. See Note 13 to our consolidated financial statements.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Notes 1 and 2 to our Consolidated Financial Statements contain a summary of our significant accounting policies. Certain of these policies require management to make difficult, complex or subjective judgements. Following our accounting procedures, these judgements are submitted to our Audit Committee and/or to our regulatory authorities and are always disclosed in the notes to our financial statements.

Management’s ability to make subjective decisions is more limited under Spanish GAAP than under U.S. GAAP. For example, U.S. GAAP requires financial instruments to be valued at fair value, which requires some subjective decisions to be made when there is not a ready market, while under Spanish GAAP such instruments are valued at cost which can be determined objectively.

Back to Contents

We believe that of our significant accounting policies, the following may involve a high degree of judgement:

Allowances for loan-losses

Spanish GAAP requires the level of the allowance for loan-losses to be determined on the basis of specific rules rather than the subjective judgement involved under the US GAAP impairment process. Nevertheless, in addition to the minimum requirements established by the Bank of Spain, additional allowances are provisioned when management estimates probable losses on specific large exposures, such as corporate loans or sovereign risks.

Amortization of goodwill

We amortize goodwill on a straight-line basis over the period in which we estimate the investment would be recovered (maximum 20 years). Nevertheless, if management estimate that the investment may not be recovered during the foreseen period, goodwill is amortized on an accelerated basis, recognizing an impairment loss in the year. In 2001 and 2002, goodwill from our investment in Banespa of €1,229.2 million and €400.0 million, respectively, was partially amortized on an accelerated basis. Also, in 2002, goodwill from our investment in Banco Santander Colombia of €240.0 million was partially amortized on an accelerated basis. These decisions were coordinated with our regulatory authorities. (See Note 12 to our Consolidated Financial Statements).

Significant equity investments

These investments are accounted for by the equity method if the holdings are greater than 20% of voting rights (3% of voting rights if it is a listed entity), and if management considers that there is a lasting relationship and they are intended to contribute to the Group’s business activities. Otherwise, they are accounted for at the lower of cost or market. For this reason the Group always discloses its intentions with respect to each significant equity holding designating them as “financial” or “permanent”.

A. Operating results.

We have based the following discussion on our consolidated financial statements. You should read it along with these financial statements, and it is qualified in its entirety by reference to them. We prepare our financial statements according to Spanish GAAP. We have identified the significant differences between Spanish GAAP and U.S. GAAP in note 27 to our consolidated financial statements included in this report on Form 20-F. Note 27 also includes reconciliations to U.S. GAAP of net income and stockholders’ equity as reported in the consolidated financial statements. Note 27.5 (H) to our consolidated financial statements includes financial information for our main business segments.

General

We believe that the following factors had a significant impact on our results of operations and financial condition as of and for the year ended December 31, 2002.

First, the slow down of the world economy continued during 2002. The world economy grew less than approximately 2%, even though the US economy recovered to some extent (approximately 2.5% compared to 0.3% in 2001). The Latin American economy as a whole declined by almost 1%. The weakness in the world economy, aversion to risk among investors, the decrease in capital flows and the political uncertainty in some countries eroded Latin America’s economic growth and affected exchange rates. The Euro zone economy continued to slow down with a growth of 0.8% in 2002 (compared to 1.5% in 2001). Spain continued to grow at around 2% in 2002 (compared to 2.8% in 2001), above the Euro zone average rate.

Within this context of lower growth and uncertainty, our strategy has been focused on the improvement of our recurrent banking activities, cost controls, maintaining a prudent credit risk management policy, strengthening our balance sheet and improvement of our capital base.

Second, in Argentina, taking into account the uncertainty prevailing as a result of the changes in its financial system (sharp devaluation of the peso, conversion to pesos of certain foreign-currency denominated assets and liabilities in the balance sheets of Argentine entities and rescheduling of payment timing and method of customer deposits, among others), until final rules are issued to correct current asymmetries and in light of possible future events, the 2002 and 2001 consolidated financial statements were prepared as described below:

1.
The assets and liabilities as of December 31, 2002 of all the Group entities located in Argentina were translated to euros at an exchange rate of 3.54 Argentinian Pesos to 1 Euro (equivalent to 3.375 Argentinian Pesos to 1 US Dollar). The net worth effect of this translation (from the commencement of the devaluation) amounted to

Back to Contents

approximately €982 million (€505 million as of December 31, 2001, after the translation of the financial statements using a final exchange rate of ARP 1.498/€1, which was the representative market exchange rate as of the date of preparation of the 2001 financial statements) and is recorded, as stipulated in Bank of Spain Circular 4/1991, under the “Accumulated Losses at Consolidated Companies” caption of the consolidated balance sheet Accordingly, the effect of this translation does not have any effect on the income statement.

2.
A specific allowance of €1,287 million was recorded in 2001 (€1,244 million of which were recorded with a charge to the “Extraordinary Loss” caption in the consolidated statement of income) to cover—after considering the translation differences referred to above—the net book value of the Group banks located in Argentina (€774 million) and the consolidation goodwill (including coverage of the investment relating to the purchase of Banco Río de la Plata, S.A.’s shares, as discussed in Item 4. Information on the Company—History and Development on the Company—Principal Capital Expenditures and Divestitures) arising from these entities (€513 million which had not been amortized as of December 31, 2001.

As of December 31, 2002, the total allowance recorded amounted to €1,623 million (€1,356 million of which was recorded with a charge to the “Provisions for Contingencies and Expenses – Other Provisions” caption of the consolidated financial statements) and covered in full the net book value of and the goodwill on the investments in companies located in Argentina, the risk arising from intercompany transactions with companies located in Argentina, as well as the additional regulatory provisions for country-risk with third parties as a result of the change in the classification of Argentina.

3.
In order that the accounting principles and presentation criteria in the financial statements of the Group subsidiaries located in Argentina are consistent with those of the Group, the results of these subsidiaries were neutralized in 2002 and no other uniformity or accounting classification adjustment was made to their financial statements.

In 2002, no cash contributions were made from other Group entities to the subsidiaries located in Argentina.

The changes in Argentina’s financial system, its lack of regulatory definition, the provisionality of the financial data and the devaluation of the Argentine peso, among other circumstances, are of such importance that some of the items presented in this section exclude Argentina in order to provide a more meaningful comparison with 2001.

Third, the impact of the euro’s rapid rise against the US dollar has magnified the effect of the depreciation of Latin American currencies against the US dollar and, consequently, against the euro. Over the year ended December 31, 2002, the Argentine peso fell 58% against the euro, the Brazilian real 45%, the Mexican peso 27%, the Chilean peso 24% and the Venezuelan Bolivar 54%. These depreciations reduced our lending and funds balances in euros by 11.1 percentage points. With regards to earnings in euros, the depreciation of the currencies at average exchange rates reduced the growth of our net attributable income by 11.6 percentage points.

Fourth, we have been active in management of our investments and divestments in attemping to maximize the return of our capital. Taking advantage of the opportunities created by the market, the following divestments took place during 2002:

•	The sale of 3.0% of the capital stock of Royal Bank of Scotland, with capital gains of €806.0 million.
•	The sale of 0.5% of the capital stock of Vodafone, with capital gains of €274.0 million.
•	The sales of 1.0%, 1.5% and 0.6% of the capital stocks of Commerzbank, Société Générale and MetLife, respectively, with total capital gains of €136.4 million.
•	The sale of 23.5% of the capital stock of the Dragados Group, generating a capital gain of €521.0 million.
•	The sale of 24.5% of Vallehermoso, with a capital gain of €301.0 million.
•	The sale of 25.4% of the capital stock of Grupo Financiero Bital, with a capital gain of €113.0 million.

Also we sold the preemptive rights we received in relation with the capital increase carried out by Banesto (and arising from our 99.04% holding in the capital stock of Banesto) for €443 million.

In addition, strategic transactions were made and completed during 2002, some of them relating to operations and options begun in previous years:

•	We acquired 100% of the capital stock of the German consumer finance company AKB Holding through the issuance of 109,040,444 new shares amounting to €1,100 million.

•
In Chile, we acquired 35.45% of Banco Santiago for €670 million pursuant to our agreements with the Bank of Chile (as the second largest shareholder of Banco Santiago). After the required resolutions of their respective Shareholders’ Meetings and approval by the Chilean regulatory authorities, we merged Banco

Back to Contents

Santiago into Banco Santander Chile. We control 83.9% of the merged bank, named Banco Santander Chile.

As of December 31, 2002, our capital had increased by 109,040,444, or 2.34% of our total capital as of December 31, 2001, to 4,768,402,943 shares. The 109,040,444 shares were issued on May 14, 2002 and paid in full through the contribution of shares representing all the capital stock of AKB.

Results of Operations

Summary

Net attributable income as reported in our consolidated financial statements for the year ended December 31, 2002 was €2,247.2 million, a decrease of 9.6% from €2,486.3 million in 2001 which was an increase of 10.1% from €2,258.1 million in 2000. The 2002 decrease reflected mainly decreases in net interest revenue, net fees and commissions, gains on financial transactions, income from equity-accounted holdings, earnings from group transactions and increased net provisions for loan-losses and net extraordinary losses, all of which were partially offset by decreases in operating expenses and goodwill amortization.

Excluding Argentina (because of its zero contribution in 2002), net attributable income for the year ended December 31, 2002 was 7.6% lower than in 2001.

Net Interest Revenue

Net interest revenue was €9,358.7 million in 2002, a 8.8% or €898.1 million decrease from €10,256.8 million in 2001, which was a 23.7% or €1,967.2 million increase from €8,289.6 million in 2000. Excluding dividends on equity-accounted holdings, net interest revenue was €9,005.6 million in 2002, a 8.4% or €827.5 million decrease from €9,833.1 million in 2001, which was a 23.0% or €1,836.9 million increase from €7,996.2 million in 2000.

2002 Compared to 2001

Net interest revenue comparison with 2001 is affected by Argentina and the performance of exchange rates. Excluding Argentina (€705.5 million and €50.8 million in 2001 and 2002, respectively) and eliminating the impact of exchange rates (€892 million), net interest revenue in 2002 increased 6.8%. This growth was largely due to higher revenues from commercial businesses in Europe (due mainly to growth in average loan volume) and in the main countries of Latin America (except for Mexico, whose interest rates fell sharply in 2002). The overall decline in net interest revenue in 2002 mainly reflected a decrease in the average balance of earning assets and a decline in international yield spreads, which were partially offset by a shift in our volumes to assets classes where yield spreads were more favorable.

Average total earning total assets were €300,816.9 million for the year ended December 31, 2002, a 2.7% or €8,495.2 million decrease from €309,312.1 million for the same period in 2001. This decrease was mainly due to a decrease of €12,943.2 million in the average balances of our international total earning assets (mainly because of the effect of the weakening of nearly all the Latin American currencies against the euro, and particularly the effect of this on our international loan and leases and debt securities portfolios), partially offset by an increase of €4,448.0 million in the average balance of our domestic total earning assets (mainly due to an increase of €4,471.8 million in the average balance of our domestic loan and leases portfolio). Our loan and leases balance grew in Spain because of increased secured loans (mainly mortgage lending) resulting in part from continuing low and declining domestic interest rates.

The decrease in net interest revenue also resulted partly from the decline in overall yield spread from 3.22% in 2001 to 3.13% in 2002 (which mainly reflected a decline in international yield spread). Domestic yield spread decreased very slightly from 2.68% in 2001 to 2.67% in 2002: the decrease in the average rate of domestic total earning assets (from 6.16% to 5.46%) was very similar to the decrease in the average rate of domestic interest-bearing liabilities (from 3.48% to 2.79%). This reflected continued pressure on margins in Spain but was offset by adjusting our domestic asset mix. The margin pressure in Spain reflected continued low and declining domestic interest rates as well as the continued effects of competition. Expanded volumes in our domestic loan and leases portfolio, which yielded relatively higher returns, improved our domestic asset mix given existing conditions. International yield spread decreased from 4.04% in 2001 to 3.80% in 2002 primarily because the decrease in the average rate of international total earning assets (from 11.53% to 9.53%) was greater than the decrease in the average rate of international interest-bearing liabilities (from 7.49% to 5.73%). International yield spreads declined because of a decrease in interest rates in Portugal and in some Latin America countries (particularly in Mexico).

During 2002, we have expanded our volumes (assets and liabilities) where yield spread was maintained (domestic and European businesses) and decreased our volumes where yield spread was reduced (mainly Latin American

Back to Contents

businesses). This included expanding domestic deposit volumes, which pay significantly lower interest rates than international deposits, while contracting higher paying international deposit volumes.

2001 Compared to 2000

The growth in net interest revenue in 2001 reflected a 10.9% or €30.3 billion increase in the average balance of earning assets, an increase in yield spread and an increased use of non-interest-bearing-liabilities and shareholders´ equity to fund assets.

The 10.9% increase in the average balance of our earning assets was mainly due to an increase of €25.7 billion in the average balance of our loan and debt securities portfolios. The increases in our average loan portfolio of €17.5 billion and our average debt portfolio of €8.2 billion reflects our continuing efforts to restructure our balance sheet in favor of higher yielding assets. Our average loan balances grew both in Spain and abroad. Domestic loan balances grew mainly because of increased mortgage lending due to the favorable interest rate environment. Average international loan balances grew mainly from the full consolidation of the acquisitions made during 2000. Taking into account year-end balance figures, domestic loans increased €3.1 billion and international loans increased €1.4 billion.

Our average domestic other debt securities portfolio increased €0.3 billion while our average international other debt securities portfolio increased €7.8 billion mainly due to the full year consolidation of our acquisitions made during 2000. Taking into account year-end balance figures our domestic other debt securities portfolio increased €0.08 billion and our international other debt securities portfolio decreased €4.4 billion.

Yield spread increased to 3.22% in 2001 from 2.57% in 2000. Domestic yield spread decreased to 2.68% in 2001 from 2.81% in 2000 primarily due to increased average rates in domestic total interest-bearing liabilities of 22 basis points from an average interest rate of 3.26% in 2000 to an average interest rate of 3.48% in 2001, in relation to the lesser increase of the average interest rate on our domestic total interest-earning assets of 2 basis points from 6.23% in 2000 to 6.25% in 2001. International yield spread increased to 4.04% in 2001 from 3.36% in 2000 primarily due to decreased average rates in international total interest-bearing liabilities of 356 basis points from 11.05% in 2000 to 7.49% in 2001, compared to a decrease in the interest earned on our international interest-earning assets of 295 basis points from 15.00% in 2000 to 12.05% in 2001.

We also increased net interest revenue in 2001 by using a greater percentage of non-interest-bearing liabilities to fund our earning assets. Non-interest bearing liabilities as a percentage of total earning assets increased to 22.0% in 2001 compared to 18.4% in 2000. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Average Balance Sheets and Interest Rates” and “Earning Assets—Yield Spread”.

Net Fees and Commissions

Net fees and commissions were €4,289.3 million in 2002, a 7.2% or €332.5 million decrease from €4,621.7 million in 2001, which was a 15.2% or €608.7 million increase from €4,013.0 million in 2000.

Net fees and commissions for 2002 and 2001 were as follows:

	2002	2001	Amount Change	% Change

	(in millions of euros except percentages)

Commissions for services	2,373.2	2,303.7	69.6	3.0
Bill discounting	500.4	477.8	22.5	4.7
Credit and debit cards	464.6	494.8	(30.2)	(6.1)
Account management	423.8	395.4	28.4	7.2
Insurance	242.0	171.6	70.4	41.0
Contingent liabilities	190.1	206.2	(16.0)	(7.8)
Other operations	552.3	557.8	(5.5)	(1.0)
Mutual and pension funds	1,212.0	1,199.6	12.4	1.0
Securities services	552.9	564.9	(12.0)	(2.1)

Total excluding Argentina	4,138.1	4,068.1	70.0	1.7

Argentina	151.1	553.6	(402.5)	(72.7)

Total Net fees and commissions	4,289.3	4,621.7	(332.5)	(7.2)

The €332.5 million decrease in 2002 primarily resulted from a €402.5 million or 72.7% decrease in total net fees and commissions from Argentina, a €12.0 million or 2.1% decrease in fees from securities services, partially offset by a €69.6 million or 3.0% increase in fees for services and a €12.4 million or 1.0% increase in mutual and pension fund management fees.

Back to Contents

The €402.5 million decrease in Argentina was mainly due to the negative impact of exchange rates and the general financial instability in that country. Net fees and commissions from securities and custody decreased as a result of decreased volume of activity in the stock markets (brokerage and custody activity). Within commissions for services, credit and debit cards commissions declined by 6.1% due to the impact of exchange rates, the sale of our credit and debit cards business in Venezuela and costs incurred in the launch of the “Serfin Light” card in Mexico which were charged against commissions. Insurance fees increased by 41.0% primarily due to the effect of the incorporation of AKB as well as an increase in volumes principally in Spain and Mexico and bill discounting fees increased by 4.7% mainly because of the incorporation of AKB.

Despite adverse market conditions, fees from mutual and pension funds remained relatively flat.

Average mutual funds under management in Spain rose 2.8% from €49.3 billion in 2001 to €50.7 billion in 2002 due to our marketing efforts. Average mutual funds abroad increased by 3.0% from €17.4 billion in 2001 to €17.9 billion in 2002 mainly due to an increase of average mutual funds in Portugal, partially offset by the negative impact of exchange rates in our Latin American fund management companies.

Average pension funds in Spain increased by 8.9% from €5.0 billion in 2001 to €5.5 billion in 2002, mainly due to increased activity in individual pension funds. Average pension funds abroad decreased by 13.6% from €14.3 billion in 2001 to €12.3 billion in 2002 primarily due to the negative impact of exchange rates in our Latin American pension management companies (mainly in Argentina).

2001 Compared to 2000

Net fees and commissions for 2001 and 2000 were as follows:

	2001	2000	Amount Change	% Change

	(in millions of euros except percentages)
Mutual and pension funds	1,551.7	1,397.6	154.1	11.0
Credit and debit cards	539.4	498.8	40.6	8.1
Securities services	598.6	725.2	(126.6)	(17.5)
Contingent liabilities	209.5	202.1	7.4	3.7
Bill discounting	488.2	288.9	199.2	69.0
Account management	513.5	366.3	147.2	40.2
Insurance	230.0	128.4	101.5	79.1
Other operations	490.9	405.6	85.3	21.0

Net fees and commissions	4,621.7	4,013.0	608.7	15.2

The €608.7 million increase in 2001 primarily resulted from a €154.1 million or 11.0% increase in mutual and pension fund management fees, a €199.2 million or 69.0% increase in bill discounting fees, a €101.5 million or 79.1% increase in fees from insurance products and a 40.6 million or 8.1% increase in fees from credit and debit cards, partially offset by a €126.6 million or 17.5% decrease in fees from securities services. Excluding the acquisitions, net fees and commissions growth, on a “business alone” basis, would have been almost zero because of the small effect of decrease in fees from mutual and pension funds (-1.8%), with lower balances of mutual funds in the Spanish market, and a 20.9% fall in fees from securities services.

The decrease in fees from securities services principally reflected the weakness of the stock markets, both in Spain and abroad, and reduced activity. The increase in fees from mutual and pension funds under management principally reflected an increase in average mutual and pension funds under management from €77.6 billion in 2000 to €93.0 billion in 2001. This increase mainly resulted from a 23.3% increase in average pension funds under management and a 6.8% increase in average mutual funds under management, principally in Latin America. Most of the pension funds increase corresponds to fund management companies in Latin America, a market where we are implementing an expansion strategy both through internal business growth as well as acquisitions. Mutual funds under management in Spain increased slightly by 0.5% from €49.2 billion at December 31, 2000 to €49.5 billion at December 31, 2001 because of the sharp fall in the value of some funds following the decline in the stock markets and the withdrawals by some participants due to the bad performance of the equity funds. Mutual funds abroad increased by 20.8% from €15.8 billion at December 31, 2000 to €19.0 billion at December 31, 2001, mainly due to increased volumes in our Latin American subsidiaries and acquisitions. The increase in fees from bill discounting principally reflected increased financing activities of small and medium size businesses in Spain. The increase in fees from credit and debit cards reflected our credit and debit card marketing efforts, increased retail sales in Spain, and an increase in the number of our ATM machines.

Back to Contents

Gains (losses) on financial transactions

Net gains on financial transactions were €356.3 million, a 48.0% or €328.9 million decrease in 2002 from €685.1 million in 2001, which was a 2.4% or €17.0 million decrease from €702.1 million in 2000. Gains (losses) on financial transactions include gains and losses arising from the following: marking to market our trading portfolio and derivative instruments to market, including spot market foreign exchange transactions, and sales of investment securities and liquidation of our corresponding hedge or other derivative positions. See note 25(b) to our consolidated financial statements.

2002 Compared to 2001

The €328.9 million decrease in 2002 was largely due to the volatility of the markets in Spain and abroad and the fall in debt prices on the main Latin American markets, which was reflected in a decrease in the value of our trading portfolios.

The Value at Risk (VaR) performance in 2002 reflects our policy of maintaining a medium/low market risk profile, while retaining the flexibility needed to adapt to the market’s changing circumstances. The average trading VaR in 2002 was $25.3 million compared to $27.0 million in 2001.

Net gains on financial transactions in 2002 includes net losses of €340.6 million on Spanish and foreign fixed-income securities (net gains of €236.2 million in 2001); net losses of €150.9 million on equity securities (net losses of €111.6 million in 2001); net gains of €417.0 million on exchange differences (net losses of €225.9 million in 2001) and net gains of €430.8 million in derivatives (net gains of €786.4 million in 2001). In the case of hedging transactions entered into to reduce market risk exposure, any gains and losses on exchange differences and derivatives are generally symmetrical to the gains (losses) recorded on Spanish and foreign fixed-income securities and equity securities.

2001 Compared to 2000

Net gains on financial transactions in 2001 includes net gains of €236.2 million on Spanish and foreign fixed-income securities (net losses of €3.6 million in 2000); net losses of €111.6 million on equity securities (net losses of €374.3 million in 2000); net losses of €225.9 million on exchange differences (net gains of €283.2 million in 2000) and net gains of €786.4 million in derivatives (net gains of €796.8 million in 2000). In the case of hedging transactions, entered into to reduce market risk exposure, any gains and losses on exchange differences and derivatives are generally symmetrical to the gains (losses) recorded on Spanish and foreign fixed-income securities and equity securities.

The €17.0 million decrease is principally due to the negative impact of the Argentinean crisis in the valuation of our portfolio in such country, that offsets the favorable performance of the trading portfolios in Spain and other subsidiaries abroad. The Value at Risk (VaR) performance in 2001 reflects our policy of maintaining a medium/low market risk profile, while retaining the flexibility needed to adapt to the market’s changing circumstances. The average trading VaR in 2001 was $27.0 million compared to $32.4 million in 2000.

Net Other Operating Income

Other operating results generated a loss of €226.5 million in 2002, a 1.9% or €4.4 million decrease from a loss of €230.9 million in 2001, which was a 93.1% or €111.3 million increase from a loss of €119.6 million in 2000. Net other operating income consists mainly of other income and expenses income generated by our consolidated financial and non-financial consolidated subsidiaries and contributions we make to the Spanish Deposit Guarantee Fund and similar deposit guarantee programs abroad.

2002 Compared to 2001

The €4.4 million decrease in 2002 was mainly due to a decrease in the contributions to the deposit guarantee programs (mainly in Spain) of €31.0 million partially offset by an increase in net other operating losses generated by our consolidated subsidiaries of €26.6 million.

2001 Compared to 2000

The €111.3 million increase in 2001 was mainly due to a €53.3 million increase in the contributions to the deposit guarantee programs and a €58.0 million increase in net other operating losses generated by our consolidated financial and non-financial subsidiaries.

Back to Contents

Operating Expenses

Operating expenses were €7,322.1 million in 2002, a 12.8% or €1,078.9 million decrease from €8,401.0 million in 2001, which was a 15.1% or €1,104.6 million increase from €7,296.4 million in 2000.

Operating expenses for 2002 and 2001 were as follows:

	2002	2001	Amount Change	% Change

	(in millions of euros except percentages)
Personnel expenses	4,426.8	4,915.5	(488.6)	(9.9)
General expenses	2,714.7	2,904.3	(189.6)	(6.5)
Information technology	507.2	515.4	(8.2)	(1.6)
Communications	307.0	317.6	(10.6)	(3.3)
Advertising	257.0	312.2	(55.1)	(17.7)
Building and premises	473.0	521.7	(48.8)	(9.35)
Printed and office material	90.5	102.1	(11.7)	(11.4)
Taxes (other than income tax)	190.9	183.3	7.6	4.1
Other expenses	889.1	951.9	(62.8)	(6.6)

Total excluding Argentina	7,141.5	7,819.8	(678.3)	(8.7)

Argentina	180.5	581.2	(400.6)	(68.94)

Total operating expenses	7,322.1	8,401.0	(1,078.9)	(12.8)

2002 Compared to 2001

The 12.8% decrease in operating expenses in 2002 reflected 14.0% decline in personnel expenses and a 10.9% decline in other expenses. There were reductions in expenses in almost all items, especially publicity, technical reports, building premises and printed and office material. Eliminating Argentina and the exchange rate effect, the reduction was 1.1%. Operating expenses fell in Spain, Portugal and Latin America.

The reduction in costs in Spain reflects the steps taken in previous years to reduce our employee base. This process continued in 2002 when 4,800 people left the Group in Spain.

The savings resulted principally from policies implemented for the whole Group as well as specific measures taken during the year, both at the general level as well as in Spain and Latin America including: more computerization, sending of unified statements to customers, reducing the use of paper, creation of a specific unit to control and coordinate logistics, etc.

The continued efforts in Latin America in optimization and savings also had a favorable impact, producing a 15.8% decrease excluding Argentina (22.7% decrease including it), and in this case favored by the depreciation of currencies. Eliminating the foreign exchange effect, expenses declined 0.8%.

Our efficiency ratio, measured by dividing operating expenses by ordinary income, improved by 1.7 percentage points to 52.3% in 2002 compared to 54.0% in 2001. Excluding Argentina our efficiency ratio in 2002 improved by 2.5 percentage points to 51.8% in 2002 compared to 54.3% in 2001.

2001 Compared to 2000

Operating expenses for 2001 and 2000 were as follows:

	2001	2000	Amount Change	% Change

	(in millions of euros except percentages)
Personnel expenses	5,258.3	4,451.0	807.3	18.1
General expenses	3,142.7	2,845.4	297.3	10.5
Information technology	546.4	506.0	40.4	8.0
Communications	347.2	287.6	59.6	20.7
Advertising	340.1	305.2	34.8	11.4
Building and premises	560.7	509.6	51.1	10.0
Printed and office material	109.6	92.2	17.3	18.8
Taxes (other than income tax )	203.6	189.0	14.7	7.8
Other expenses	1,035.1	955.8	79.3	8.3

Total operating expenses	8,401.0	7,296.4	1,104.6	15.1

Back to Contents

The €1,104.6 million increase in 2001 reflected a €807.3 million or 18.1% increase in personnel expenses and a €297.3 million or 10.5% increase in general administrative expenses. The rise in personnel and general expenses was largely the result of the incorporation of new entities and new projects undertaken. The trend, however, is favorable as in the second half personnel and general expenses decreased 4.1% and 4.0%, respectively, over the first half.

Excluding the effects of the incorporation of new entities (+19.4%) and exchange rate differences (-1.8%), expenses decreased by 2.4%. The reductions were in all business areas. Of note in Spain were the reductions in the parent bank, Banesto and Patagon Bank and in Latin America, Mexico, Brazil, Chile and Peru. The savings resulted principally from the global savings policy developed by the whole Group and specific measures taken during the year, both at general level as well as in Spain and Latin America including: joint management of purchases in Spain and Portugal through electronic auctions; optimization measures for travel and integration of the network with savings in production of information and delivery to customers.

Our efficiency ratio, measured by dividing operating expenses by ordinary income, improved to 54.0% in 2001 from 56.1% in 2000, despite the incorporation of new entities with larger efficiency ratios than that of the Group as a whole, towards which they will converge progressively.

Depreciation and Amortization

Depreciation and amortization was €889.8 million in 2002, a 9.9% or €97.5 million decrease from €987.3 million in 2001, which was a 9.7% or €87.2 million increase from €900.1 million in 2000.

2002 Compared to 2001

The €97.5 million or 9.9% decrease in 2002 was largely due to the effect of exchange rate fluctuations.

2001 Compared to 2000

The €87.2 million or 9.7% increase in 2001 was largely due to the incorporation of new entities. Excluding the effect of new incorporations, depreciation and amortization increased by 1.4%.

Income from Equity-Accounted Holdings

Excluding dividends from equity-accounted holdings which are reflected under net interest income, income from equity-accounted holdings was €279.9 million in 2002, a 46.4% or €242.0 million decrease from €521.9 million in 2001, which was a 30.8% or €232.4 million decrease from €754.3 million in 2000. Including dividends from equity-accounted holdings, income from equity-accounted holdings was €633.0 million in 2002, a 33.1% or €312.5 million decrease from €945.5 million in 2001, which was a 9.8% or €102.2 million increase from €1,047.7 million in 2000.

2002 Compared to 2001

The €242.0 million decrease in 2002 excluding dividends from equity-accounted holdings and the €312.5 millions including dividends, is mainly due to the lower contributions we received as a result of our divestments of certain of our holdings (Société Générale, MetLife, Dragados y Construcciones, Vallehermoso and Royal Bank of Scotland). See “—General.”

The entities providing a large portion of the contributions in 2002 include the following:

	Percent Owned	Contributions to Income from Equity-Accounted Holdings(1)
Investment	2002	2002

	(in millions of euros)
Royal Bank of Scotland	5.0	233.1
Cepsa	20.0	141.5
Union Fenosa	23.4	63.5
Inmobiliaria Urbis	45.5	52.7

(1)	Contributions to income from equity-accounted holdings include dividends from equity-accounted holdings.

2001 Compared to 2000

The €232.4 million decrease in 2001 is mainly due to non-recurrence of the €51.8 million obtained in 2000 from the sale of real estate by Agapsa, a Banesto subsidiary. Excluding this effect, of note was the higher contribution of Royal Bank of Scotland, because of the increase in the Bank’s size after the incorporation of NatWest (and the

Back to Contents

recording of its financial results of the previous year which were in many cases higher than those reflected during the year), and of the companies of the Industrial Group in Spain. On the other hand, the contribution of other European banks in which we have stakes was lower due to the impact of the economic environment on their earnings.

The entities providing a large portion of the contribution in 2001 and 2000 include the following:

	Percent Owned		Contributions to Income from Equity- Accounted Holdings(1)
Investment	2001	2000	2001	2000

	(in millions of euros)
Royal Bank of Scotland	8.0	9.6	352.3	235.0
Société Générale	1.5	5.9	103.7	181.5
Cepsa	20.0	20.0	133.5	119.1
San Paolo-IMI	5.5	6.5	75.0	101.6

(1)	Contributions to income from equity-accounted holdings include dividends from equity-accounted holdings.

Amortization of Goodwill

Amortization of goodwill was €1,358.6 million in 2002, a 27.5% or €514.3 million decrease from €1,873.0 million in 2001, which was a 212.9% or €1,274.5 million increase from €598.5 million in 2000.

2002 Compared to 2001

The €514.3 million decrease in 2002 is mainly due to less early amortization of goodwill. In 2001, early amortization of goodwill amounted to €1,230.6 million (relating mainly to Banespa, €1,229.2), while in 2002 early amortization of goodwill amounted to €702.9 million (relating mainly to Banespa, €400.0 million, Banco Santander Colombia, €240 million, and new economy companies).

In addition, and although it is not accounted for directly in this item of the income statement, €895 million of goodwill was amortized for divestments made in 2002. See Note 12 of the Consolidated Financial Statements.

In 2001 and 2002 amortization of goodwill (ordinary and early) charged directly to results and eliminations from dispositions reduced goodwill pending amortization by €4,560 million. This effort was mainly directed at Latin America and new economy investments, and was reflected in a reduction of Banespa goodwill from the initial €3,800 million to €1,770 million, and at the total elimination of the goodwill of Patagon, AOL Spain and BtoB Factory. This reduction is not fully reflected, because of the entries registered in 2002 (primarily AKB and acquisition of minority interests principally in Banco Santiago and Banco Río).

2001 Compared to 2000

The €1,274.5 million increase in 2001 is due to increased stakes, the acquisitions of banks in Europe and Latin America and, largely, to the early amortization of goodwill amounting to €1,230.6 million (basically at Banespa, €1,229.2 million). The Group’s policy over the past few years has been to assign capital gains to extraordinary provisions. In this sense, an important portion of the capital gains have been applied to the early amortization of goodwill.

Consolidated goodwill as of December 31, 2001 was €9,868.7 million (€11,632.8 million, as of December 31, 2000). Our accelerated amortization policy is reflected in the fact that since December 2000 the goodwill balance has decreased in net terms by €1,764.1 million, due to the differences between new incorporations amounting to €558.0 million (basically relating to the Banespa tender offer) and amortizations and others of €1,873.0 million.

Earnings from Group Transactions

Earnings from Group transactions, which consist mainly of gains on the sale of securities of companies accounted for by the equity method, were €1,008.9 million in 2002, a 13.7% or €160.5 million decrease form €1,169.4 million in 2001, which was a 203.9% or €784.6 million increase from €384.8 million in 2000.

2002 Compared to 2001

The amount of €1,008.9 million relates primarily to gains from the sale of a 3% stake in Royal Bank of Scotland (€806 million), and in Dragados and Vallehermoso (€520.9 million and €301.0 million, respectively).

Back to Contents

2001 Compared to 2000

The amount of €1,169.4 million relates primarily to gains from our sales of a 1.53% stake in Royal Bank of Scotland, a 3.3% stake in MetLife, a 4.43% in Société Générale and our chilean insurance companies Vida Santander and Vida Soince-Re. These gains, however, were entirely offset by the accelerated amortization of goodwill and extraordinary provisions. It also includes losses of €5.5 million on transactions involving Banco Santander Central Hispano shares. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results —Amortization of Goodwill and Extraordinary Results—2001 Compared to 2000”.

Net Provisions for Loan-Losses

Our net provisions for loan-losses were €1,648.2 million in 2002, a 3.9% or €62.2 million increase from €1,586.0 million in 2001,which was a 51.3% or €537.7 million increase from €1,048.3 million in 2000. Excluding Argentina, net provisions for loan-losses were €1,376.5 million for 2002, a 4.0% or €52.5 million increase from €1,324.0 million in 2001.

2002 Compared to 2001

The €52.5 million increase in net provisions for loan-losses, excluding Argentina, reflected a €68.3 million decrease in provisions for loan-losses (provisions for loan-losses were €1,761.5 million in 2002 compared to €1,829.7 million), a €41.3 million decrease in release of provisions for country-risk (release of provisions for country-risk were €20.0 million in 2002 compared to release of provisions of €61.4 million in 2001), and a €79.5 million decrease in recoveries of written-off assets (recoveries totaled €364.9 million in 2002 compared to €444.4 million in 2001).

Net provisions for loan-losses in Argentina, according to Argentine local criteria, were €271.7 million in 2002, a 3.7% or €9.6 million increase from €262.0 million in 2001. These provisions for 2002 did not affect our income as earnings from Argentina are neutralized. See “—General.”

The €68.3 million decrease in provisions for loan-losses (excluding Argentina) reflects a €352.1 million decrease in provisions for statistical loan-losses partially offset by a €283.8 million increase in specific and general provisions for loan losses. (See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Classification Requirements—Statistical Allowance for Loan-Losses”). The overall decrease in provisions for loan-losses relates to decreased non-performing assets in Spain and abroad despite a relatively difficult economic environment (see explanation below).

We continue our policy of managing our country-risk exposure on a rigorous basis. Our total country-risk exposure, net of provisions, in accordance with Bank of Spain criteria decreased by €821.1 million to €72.0 million at December 31, 2002, compared to €893.1 million at December 31, 2001. This decrease was largely due to the reclassification in April 2002 of Mexico to Group 2 (not requiring provisions) and to reduced positions in Brazil and Colombia (which require provisions).

The €79.5 million decrease in recoveries of written-off assets reflects a €8.9 million decrease in recoveries from our subsidiaries in Spain and a €70.6 million decrease in recoveries from our subsidiaries outside Spain.

Our total allowances for loan-losses decreased by €418.6 million to €5,164.3 million at December 31, 2002, from €5,582.9 million at December 31, 2001, primarily as a result of the effect of exchange differences.

Excluding country-risk, non-performing assets decreased by €219.0 million to €3,676.5 million at December 31, 2002, compared to €3,895.5 million at December 30, 2001. Domestic non-performing assets decreased by €7.1 million to €1,003.9 million at December 31, 2002 from €1,011.0 million at December 31, 2001, while international non-performing assets decreased by €211.9 million to €2,672.6 million at December 31, 2002, from €2,884.5 million at December 31, 2001, due to our strong efforts to reduce our non-performing assets in Latin America and our conservative lending policy. This trend may not continue and may even reverse in the future.

Our coverage ratio (excluding country risk) was 139.9% at December 31, 2002, and 143.3% at December 31, 2001. See “Selected Statistical Information—Classified Assets”.

2001 Compared to 2000

The €537.7 million increase in net provisions for loan-losses reflected a €621.6 million increase in provisions for loan-losses (provisions for loan-losses were €2,141.0 million in 2001 compared to €1,519.4 million in 2000), a €31.6 million decrease in release of provisions for country-risk (release of provisions for country risk totaled €61.4 million in 2001 compared to release of provisions of €93.0 million in 2000) and a €115.6 million increase in recoveries of written-off assets (recoveries totaled €493.6 million in 2001 compared to €378.1 million in 2000). See “Item 4.

Back to Contents

Information on the Company—B. Business Overview—Selected Statistical Information—Classified Assets—Movements in Allowances for Loan-Losses.”

The €2,141.0 million in provisions for loan-losses in 2001 includes €312.9 million arising from the Bank of Spain’s new regulations regarding provisions for statistical loan-loss coverage (€209.5 million in 2000). The €621.6 million increase in provisions for loan-losses reflects a €116.2 million increase in provisions for loan-losses in Spain and a €438.6 million increase in provisions for loan-losses in our Latin American subsidiaries (mainly Argentina, Brazil and Mexico). (See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Classification Requirements—Statistical Allowance for Loan-Losses”).

The €61.4 million release in provisions for country-risk reflected our policy of reducing this type of risk and the shift to borrowers in countries requiring lower levels of country risk provisions.

The €115.6 million increase in recoveries of written-off assets principally reflected continuing efforts to increase recoveries in 2001 and also reflects our increased charge-offs.

Our total allowances for loan-losses decreased by €67.6 million to €5,582.9 million from €5,650.5 million at December 31, 2000, primarily as a result of increased charge-offs against allowances for loan-losses and the effect of exchange differences.

Excluding country-risk, non-performing assets decreased by €631.9 million to €3,895.5 million at December 31, 2001, compared to €4,527.5 million at December 31, 1999. Domestic non-performing assets increased by €142.2 million to €1,011.0 million at December 31, 2001, from €868.8 million at December 31, 2000 due to the slowdown of the economy, while international non-performing assets decreased by €774.2 million to €2,884.5 million at December 31, 2001, from €3,658.7 million at December 31, 2000, due to increased charge-offs, primarily in our Latin American subsidiaries.

Our coverage ratio (excluding country risk) was 143.3% al December 31, 2001, and 123.0% at December 31, 2000.

Extraordinary Results

We had an extraordinary net loss of €338.8 million in 2002, compared to extraordinary net income of €61.2 million in 2001 and extraordinary net loss of €406.2 million in 2000.

The net debit balance of €338.8 million in 2002 includes the gains or losses on disposal of property and equipment and long-term financial investments (net income of €443 million and net loss of €122 million); the collection of interest on doubtful and nonperforming loans earned in prior years (€76 million); losses from monetary adjustments (€69.5 million) (see note 2-b to our consolidated financial statements); provisions to pension allowances of €350.8 million (see note 2-j to our consolidated financial statements) and other net losses of €315 million, resulting mainly from the impact of writedowns of technological companies and other companies and businesses located outside Spain (including, those relating to the specific allowance recorded for Argentina indicated in “General” above).

The net income balance of €61.2 million in 2001 includes the gains and losses on disposal of property and equipment and long-term financial investments (extraordinary net income of €2,079.9 million – that includes the €1,713.0 million of capital gains from the divestment of Vodafone – and extraordinary net loss of €141.6 million); the collection of interest on doubtful and non-performing loans earned in prior years (€55.9 million); monetary losses of €41.8 million; provisions to pension allowances of €195.3 million (see notes 1 and 2-j to our consolidated financial statements) and other extraordinary losses amounting to €1,696.3 million that includes the charge of €1,244.0 million allocated to the establishment of a special reserve (for a total of €1,287.0 million) to cover the full amount of our capital investment in Argentina.

The net debit balance of €406.2 million in 2000 includes the gains and losses on disposal of property and equipment and long-term financial investments (extraordinary net income of €108.4 million and extraordinary net loss of €70.9 million); the collection of interest on doubtful and non-performing loans earned in prior years (€34.9 million); net monetary losses of €68.0 million related to adjustments for inflation in certain high-inflation countries (see note 2-b to our consolidated financial statements); provisions to pension allowances of €236.5 million (see notes 1 and 2-j to our consolidated financial statements) and a provision of €57.7 million to establish an allowance required by the Bank of Spain for payments to certain employees in connection with the special merger bonus to the employees of the Bank agreed upon in the framework agreement dated March 3, 1999 (see note 23 to our consolidated financial statement).

Back to Contents

Provision for Income Taxes

The provision for corporate income and other taxes was €723.1 million in 2002, a 20.6% or €187.3 million decrease from €910.4 million in 2001, which was a 27.3% or €195.5 million increase from €714.9 million in 2000. The effective tax rate was 20.6% in 2002, 21.5% in 2001 and 18.9% in 2000. For information about factors affecting effective tax rates, see note 22 to our consolidated financial statements.

Minority Interests

Minority interests were €538.5 million in 2002, a 35.9% or €302.1 million decrease from €840.6 million in 2001, which was a 4.9% or €39.6 million increase from €801.0 million in 2000.

2002 Compared to 2001

The €302.1 million decrease in 2002 reflected mainly a €202.5 million decrease in income attributable to minority shareholders, mainly related to our increased stakes in Banespa and Banco Santiago, and a €99.6 million decrease in dividends on preference shares of subsidiaries mainly as a result of the early amortization during the first quarter of 2002 of five issues of preferred shares amounting to $769 million of nominal value (€890 million, approximately).

2001 Compared to 2000

The €39.6 million increase in 2001 reflected mainly a €57.8 million increase in dividends on preference shares of subsidiaries as a result of US$595 million (approximately €658 million) of new issuances made during 2000, the appreciation of the U.S. dollar against the euro and the incorporation of new companies, and an €18.1 million decrease in income attributable to minority shareholders, mainly related to our banks and fund management companies in Latin America.

Net Income Information on a U.S. GAAP Basis

Our consolidated financial statements have been prepared in accordance with Spanish GAAP. Spanish GAAP differs in certain significant respects from U.S. GAAP. For a summary of the most significant adjustments required to arrive at net income on a U.S. GAAP basis, see note 27 to our consolidated financial statements.

	Year ended December 31,
	2002	2001	2000

	(in thousands of euros, except per share data)
As Reported
Net attributable income	2,247,177	2,486,303	2,258,141
Net attributable income per average share(1)	0.48	0.54	0.54
U.S. GAAP
Net income	2,286,959	2,176,711	2,009,485
Net income per average share(1)	0.48	0.48	0.48

(1)	Based on the average number of shares outstanding in the relevant year, including those held by some of our consolidated subsidiaries. See note 20 to our consolidated financial statements.

Financial Condition

Assets and Liabilities

Our total assets were €324,208.1 million at December 31, 2002, a 9.5% or €33.9 million decrease from total assets of €358,137.5 million at December 31, 2001, an increase of 2.6% or €9,209.5 million from total assets of €348,928.0 million at the same date in 2000. Our gross loans to corporate clients, individual clients and government and public entities which include securities purchased from such clients under agreements to resell, decreased by 6.3% to €167,911.2 million at December 31, 2002 from €179,109.4 million at December 31, 2001 mainly due to the depreciation of the Latin American currencies and our prudent risk policy followed in Latin America. Customer liabilities, which are principally deposits from clients and securities sold to these clients under agreements to repurchase, decreased by 7.6% from €181,527.3 million at December 31, 2001, to €167,815.8 million at December 31, 2002. Other managed funds, including mutual funds, pension funds and other managed portfolios, decreased 2.0% from €95,246.5 million at December 31, 2001, to €93,337.9 million at December 31, 2002. The decreases in customer funds (customer liabilities and other managed funds) is mainly due to the depreciation of the Latin American currencies.

Back to Contents

Capital

Stockholders’ equity net of treasury stock at December 31, 2002, was €18,242.1 million, a decrease of €1,530.4 million or 7.7% from €19,772.5 million at December 31, 2001, mainly due to exchange rate differences.

At December 31, 2002, our ratio of total capital to risk-weighted assets under Bank of Spain regulations was 10.96%, which reflected a 34.27% or €5.5 billion excess. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Capital Adequacy Requirements.”

We estimate that our Tier 1 capital ratios, calculated in accordance with Basel Committee guidelines, and our total capital ratios, which include Tier 1 and Tier 2 capital, at December 31, 2002 and 2001 were as set forth below.

	December 31,
	2002	2001(*)

Tier 1 Capital Ratio	8.01%	8.01%
Total Capital Ratio — Tier 1 and Tier 2	12.64%	12.04%

(*)	The effect of the amortization of preferred stock carried out in 2002 is included in December 2001.

B. Liquidity and capital resources.

As a financial group, our main source of liquidity is our customer deposits which consist primarily of demand, savings and customer time deposits. In addition, we complement our customer deposits through the access to the interbank market (overnight and time deposits) and to the domestic and international capital markets. For this purpose, we have in place a series of domestic and international programs for the issuance of commercial paper and medium and long term debt. Also we maintain a diversified portfolio of liquid assets and securitized assets throughout the year. In addition, another source of liquidity is the generation of cash flow.

We have raised significant funds in the domestic and international capital markets in order to finance our activities. In 2002 we implemented an Issues and Securitization Plan and obtained €9,523 million as follows: €1,100 million of subordinated debt; €4,166 million of senior debt and mortgage bonds and €4,257 million of securitizations. Additionally, we reduced our short term financing needs (commercial paper) from the markets by €5,000 million by substituting alternative short term funding sources.

At December 31, 2002, there were outstanding €20.5 billion of senior debt, of which €6.1 billion were mortgage bonds, €10.8 billion in promissory notes, €5.4 billion in preferred stock and €12.4 billion in subordinated debt issued or guaranteed by us.

The following table shows the average balances during the years 2001 and 2002 of our principal sources of funds:

	2002	2001

	(In thousands of euros)
Due to credit entities	52,462,238	58,929,159
Customer funds	173,114,504	173,986,784
Debt securities in issue	37,235,671	39,732,093
Subordinated debt	13,199,976	12,132,721

Total	276,012,389	284,780,757

The average maturity of the outstanding debt is the following:

•	Senior debt	4.0 years
•	Mortgage debt	6.8 years
•	Subordinated debt	6.7 years

Exhibits IV and V to our consolidated financial statements included herein show a detail of our senior and subordinated long-term debt, including the maturities.

Back to Contents

The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of, and reduce our market access to debt financing. At December 31, 2002, our credit ratings were as follows:

	Long-Term	Short-Term	Financial Strength

Moody’s	A1	P1	B–
Standard & Poor’s	A	A1
Fitch	A+	F1	B/C

Our total customer deposits (excluding assets sold under repurchase agreements) totaled €130.5 billion at December 31, 2002. Our loans and credits (gross) totaled €167.9 billion at the same date. Including assets sold under repurchase agreements, customer deposits totaled €167.8 billion at December 31, 2002. Customer deposits increased mainly in the resident sector due to increased assets sold under repurchase agreements and time deposits, offset in part by a decrease in the non-resident sector mainly because of the depreciation of the Latin American currencies.

We are a diversified financial group operating in Spain and in a variety of other countries (mainly in Europe and in Latin America). Although, at this moment, except for Argentina, we are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Bank (the parent company) in the form of cash dividends, loans or advances, capital repatriation and other forms, there is no assurance that in the future such restrictions could be adopted and how they could affect to our business. Nevertheless, the geographic diversification of our businesses limit the effect of any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

As of December 31, 2002 and to the present date, we did not, and presently do not, have any material commitments for capital expenditures, except as disclosed in Item 4. “Information on the Company – Recent Events”.

Other contingent liabilities and commitments

In addition to loans, we had outstanding the following contingent liabilities and commitments:

	2002	2001

	(in thousands of euros)
Contingent liabilities:
Rediscounts, endorsements and acceptances	45,087	93,505
Assets assigned to sundry obligations	185,620	258,117
Guarantees and other sureties	23,862,776	26,101,265
Other contingent liabilities	3,609,177	4,900,196

	27,702,660	31,353,083
Commitments:
Sales with repurchase option	466,644	18,199
Balances drawable by third parties:
Credit institutions	1,047,363	1,596,114
Public authorities	2,246,066	2,708,750
Other sectors	45,810,366	45,315,994
Other commitments	5,206,970	4,613,970

	54,777,409	54,253,027

	82,480,069	85,606,110

Relationship with un-consolidated companies

We have significant holdings in companies whose business activity is not directly related to that of the Bank. According to Spanish GAAP, these holdings are not consolidated. (See a detail of these companies in Exhibit II to our Consolidated Financial Statements.)

Back to Contents

Transactions with these companies are made at market conditions and are closely monitored by our regulatory authorities. In Note 24 to our Consolidated Financial Statements there is a disclosure of the effect of these transactions on the income statement as well as on the balance sheet.

Also, we use special purpose vehicles in our securitization activity.

We do not have transactions with un-consolidated entities other than the aforementioned ones.

C. Research and development, patents and licenses, etc.

We do not currently conduct any significant research and development activities.

D. Trend information

The European financial services sector is likely to remain competitive with increasing numbers of providers of financial services and alternative distribution channels. Further consolidation in the sector (through mergers, acquisitions or alliances) is likely as the other major banks look to increase their market share or combine with complementary businesses. It is foreseeable that regulatory changes will take place in the future that will diminish barriers in the markets.

Technological advances have strengthened the alliances between banking entities and other businesses (e.g., telephone companies) contributing to the blurring of the traditional division between businesses. This has facilitated the entry of new competitors that were not involved in the financing business until now.

The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on the company or that would cause the disclosed financial information not to be indicative of our future operating results or our financial condition:

•	uncertainties relating to economic growth expectations, especially in the United States, Spain and Latin America, and the impact they may have over interest and exchange rates;

•	the effect that economic slowdown may have over Latin America and fluctuations in interest and exchange rates;

•	the chance that changes in the macroeconomic environment will further deteriorate the quality of credit;

•	a possible continued downturn in capital markets;

•	a drop in the value of the euro relative to the US dollar or Latin American currencies;

•	inflationary pressures, because of the effect they may have in relation to increase of interest rates and decreases of growth;

•	the crisis of capital markets related to the high-tech industry and e-businesses, due to the effect it may have on the rate of return of investments made in the new economy; and

•
although it is foreseeable that entry barriers to domestic markets in Europe will be lowered, our plans of expansion into other markets could be affected by regulatory requirements of the national authorities of these countries.

International Financial Reporting Standards (“IFRS”)

In June 2002, the European Parliament and Council of the European Union issued a regulation that will require all European listed companies to prepare their consolidated accounts in accordance with IFRS rather than existing national GAAP. The regulation takes effect from 2005, consequently the accounting framework under which we report will change. We will produce our consolidated accounts in accordance with IFRS for the year ended December 31, 2005.

Back to Contents

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

We are managed by our board of directors which currently consists of 21 members. In accordance with our By-laws (Estatutos), the board shall consist of at least 14 and not more than 30 members. Each member of the board is elected to a three-year term by our stockholders at a general meeting, with approximately one-third of the members being elected each year, but they can be reelected.

Our board of directors meets approximately eight or nine times per year. In 2002, it met 11 times. Our board of directors elects our Chairman and Vice Chairmen from among its members, as well as the Chief Executive Officer. Between board meetings, lending and other board powers reside with the Executive Committee (Comisión Ejecutiva) and with the Risk Committee (Comisión Delegada de Riesgos). Without detriment to the executive powers that in this regard belong to our Chairman, day to day supervision of our operations is carried out by the Executive Officers under the direct supervision and control of the Chief Executive Officer. Our board holds ultimate lending authority and it delegates such authority to the Risk Committee made up of board members, which generally meets twice a week. Executive officers are appointed and removed by the board.

The current members of our board of directors are:

Name	Position with Banco Santander Central Hispano	Director Since

Emilio Botín(1)	Chairman	1960
Jaime Botín(1)	First Vice Chairman	1960
Alfredo Sáenz	Second Vice Chairman and Chief Executive Officer	1994
Matías R. Inciarte	Third Vice Chairman	1988
Manuel Soto	Fourth Vice Chairman	1999
Juan Abelló	Director	2002
José Manuel Arburúa	Director	1999
Assicurazioni Generali, S.p.A.	Director	1999
Fernando de Asúa	Director	1999
Antonio Basagoiti	Director	1999
Ana P. Botín(1)	Director	1989
Emilio Botín O(1).	Director	1989
Guillermo de la Dehesa	Director	2002
Rodrigo Echenique	Director	1988
Antonio Escámez	Director	1999
Francisco Luzón	Director	1997
Elías Masaveu	Director	1996
George Mathewson	Director	2001
Abel Matutes	Director	2002
Luis Alberto Salazar-Simpson	Director	1999
Antonio de Sommer Champalimaud	Director	2002

(1)	Emilio and Jaime Botín are brothers. Ana P. and Emilio Botín O. are daughter and son, respectively, of Emilio Botín.

Back to Contents

Our current Executive Officers are:

Name	Position with Banco Santander Central Hispano

Emilio Botín	Chairman of the Board of Directors and of the Executive Committee
Alfredo Sáenz	Second Vice Chairman and Chief Executive Officer
Matías R. Inciarte(1)	Third Vice Chairman of the Board of Directors, Chairman of the Risk Committee
Ana P. Botín	Chairwoman, Banesto
Francisco Luzón	Director, Executive Vice President, Latin America
David Arce	Executive Vice President, Internal Audit
José A. Aróstegui	Executive Vice President, Costs and Resources
Ignacio Benjumea	Executive Vice President, Secretary General and of the Board
Teodoro Bragado(2)	Executive Vice President, Risk
Juan Manuel Cendoya	Executive Vice President, Communications and Economic Studies
José María Espí	Executive Vice President, Risk
Enrique García	Executive Vice President, Commercial Banking Spain
Francisco Gómez	Executive Vice President, Finance
Joan-David Grimá	Executive Vice President, Industrial Group
Juan Guitard	Executive Vice President, Vice-Secretary General and of the Board
Antonio H. Osorio	Executive Vice President, Portugal
Adolfo Lagos(3)	Executive Vice President, Global Wholesale Banking
Gonzalo de las Heras	Executive Vice President, Global Wholesale Banking
Francisco Martín	Executive Vice President, Global Wholesale Banking
Javier Peralta	Executive Vice President, Risk
Marcial Portela	Executive Vice President, Latin America
Juan R. Inciarte(1)	Executive Vice President, Europe, Finance Companies and Quality
José Manuel Tejón	Executive Vice President, Finance
Jesús Mª Zabalza	Executive Vice President, Latin America

(1)	Matías and Juan R. Inciarte are brothers.
(2)	Appointed in March 2003
(3)	Appointed in April 2003, in substitution of José Manuel Arrojo

Following is a summary description of the relevant business experience and principal business activities performed by our current directors and executive officers both within and outside Banco Santander Central Hispano, S.A.:

Emilio Botín (Chairman of the Board of Directors and of the Executive Committee)

Born in 1934. He joined Banco Santander in 1958 and in 1986 he was appointed Chairman of the Board. He is also Director of Bankinter and Royal Bank of Scotland.

Jaime Botín (First Vice Chairman)

Born in 1936. Former Chairman of Bankinter, S.A. He is Chairman of Línea Directa Aseguradora, S.A., Cía de Seguros y Reaseguros.

Alfredo Sáenz (Second Vice Chairman and Chief Executive Officer)

Born in 1942. Former Vice Chairman of Banco Bilbao Vizcaya and Chairman of Banca Catalana until 1993. In 1994, he was appointed Chairman of Banesto and in February 2002, Second Vice Chairman and Chief Executive Officer of Banco Santander Central Hispano. He is also Vice Chairman of Cepsa and Director of Auna.

Matías R. Inciarte (Third Vice Chairman and Chairman of the Risk Committee)

Born in 1948. He joined Banco Santander in 1984 being appointed Executive Vice President and Chief Financial Officer in 1986. In 1988 he was appointed Director and in 1994 Second Vice Chairman. He is also Chairman of Unión de Crédito Inmobiliario, S.A., and Director of Banesto, S.A., Financiera Ponferrada, S.A., Grupo Corporativo Ono, S.A. and Cia. Operadora del Mercado Español de Electricidad, S.A.

Manuel Soto (Fourth Vice Chairman and Chairman of the Audit and Compliance Committee)

Born in 1940. He was appointed Director in April 1999. He is a Director and Vice Chairman of Indra Sistemas, S.A. and a Director of Campofrío Alimentación, S.A.; Cortefiel, S.A. and Corporación Financiera Alba, S.A.

Back to Contents

Juan Abelló

Born in 1941. He was appointed Director in June 2002. He is Chairman of Torreal, S.A., Nueva Compañía de Inversiones, S.A. and Inversiones Naira SIMCAVF, S.A.; Vice Chairman of Grupo Sacyr, S.A. and Director of Eurosar, S.A.

José Manuel Arburúa

Born in 1936. Former Director of Banco Central Hispanoamericano from 1991. He was appointed Director in April 1999.

Assicurazioni Generali, S.p.A.

An Italian insurance company represented by its Chairman, Mr. Antoine Bernhein. Former Director of Banco Central Hispanoamericano from 1994 to 1999. Assicurazioni Generali, S.p.A. was appointed Director in April 1999.

Fernando de Asúa

Born in 1932. Former Deputy Chairman of Banco Central Hispanoamericano from 1991 to 1999. He was appointed Director in April 1999. He is a Director of Cepsa, Técnicas Reunidas, S.A.; Energía e Industrias Aragonesas, EIA, S.A.; Air Liquide España, S.A.; Constructora Inmobiliaria Urbanizadora Vasco-Aragonesa, S.A. and Centro Asegurador, S.A.

Antonio Basagoiti

Born in 1942. Former Executive Vice President of Banco Central Hispanoamericano. He was appointed Director in July 1999. He is Chairman of Unión Fenosa, S.A., Vice Chairman of Golf La Moraleja, S.A. and of Fábrica Española de Productos Químicos y Farmacéuticos, S.A. and a Director of Pescanova, S.A. and Vallehermoso, S.A.

Ana P. Botín

Born in 1960. Former Executive Vice President of Banco Santander, S.A. and former Chief Executive Officer of Banco Santander de Negocios from 1994 to 1999. In February 2002, she was appointed Chairwoman of Banesto. She is also Chairwoman of Inmobiliaria Urbis, S.A.

Emilio Botín O.

Born in 1964. Former Executive Vice President of Banco Santander, S.A. He is the sole Administrator of Puente San Miguel, S.A. and of Jardín Histórico de Puente San Miguel, S.A.

Guillermo de la Dehesa

Born in 1941. Former Secretary of State of Economy, Secretary General of Commerce and Chief Executive Officer of Banco Pastor. He was appointed Director in June 2002. He is Chairman of Plus Ultra, Compañia Anónima de Seguros y Reaseguros, S.A. and a Director of Campofrío Alimentación, S.A.; Unión Fenosa, S.A. and Telepizza, S.A.

Rodrigo Echenique

Born in 1946. Former Director and Chief Executive Officer of Banco Santander, S.A from 1988 to 1994. He is Chairman of the Social Economic Council of the Carlos III University (Madrid) and a Director of NH Hoteles, S.A.

Antonio Escámez

Born in 1951. Former Director and Executive Vice President of Banco Central Hispanoamericano from 1988 to 1999. He was appointed Director in April 1999. He is also Chairman of Arena Communications España, S.A.; Vice Chairman of Banque Commerciale du Maroc and a Director of Banco Vitalicio, S.A.

Francisco Luzón

Born in 1948. He joined Banco Santander in 1996 as Executive Vice President, Adjoint to the Chairman. Former Chairman of Banco Exterior de España (from 1988 to 1996), Caja Postal (from 1991 to 1996), Corporación Bancaria de España (from 1991 to 1996) and of Argentaria (1996). He is also a Director of Industria de Diseño Textil, S.A.

Back to Contents

Elías Masaveu

Born in 1930. He is Chairman of Tudela Veguin, S.A. and Propiedades Urbanas, S.A. and a Director of Bankinter, S.A. and Hidroeléctrica del Cantábrico, S.A. and sole Administrator of Redonda, S.A.

George Matthewson

Born in 1940. Former Chief Executive Officer and Executive Deputy Chairman of The Royal Bank of Scotland, p.l.c (“RBSG”). He was appointed Chairman of RBSG in 2002. He is also Chairman of the British Banking Association.

Abel Matutes

Born in 1941. Former Foreign Minister and EU Commissioner (from 1989 to 1993). He is also Chairman of Global Dominios Access, S.A; Director of FCC Construcción, S.A., San Paolo IMI, SpA. and Instituto Sectorial de Promoción y Gestión de Empresas, S.A.

Luis Alberto Salazar-Simpson

Born in 1940. He is Chairman of Auna Operadores de Telecomunicaciones, S.A.; Endesa Diversificación, S.A.; Retevisión Móvil, S.A. and Constructora Inmobiliaria Urbanizadora Vasco-Aragonesa, S.A. and a Director of Saint Gobain Cristalería, S.A.

Antonio de Sommer Champalimaud.

Born in 1918. He was appointed Director in October 2002. He is owner of the Grupo Mundial Confiança.

David Arce

Born in 1943. He joined Banco Santander in 1964. In 1994 he was appointed Executive Vice President, Internal Audit of Banco Santander and Banesto. He is also a Director of Banesto.

José A. Aróstegui

Born in 1944. Former Executive Vice President, Resources of Banesto since November 1996. In February 2002 he was appointed Executive Vice President, Resources and Costs of Banco Santander Central Hispano, S.A.

Ignacio Benjumea

Born in 1952. He joined Banco Santander in 1987 as General Secretary of Banco Santander de Negocios. In 1994 he was appointed General Secretary and Secretary of the Board of Banco Santander. He is also a Director of Grupo Dragados, S.A., Iberclear and Sociedad Rectora de la Bolsa de Madrid, S.A.

Teodoro Bragado

Born in 1944. He joined the Bank in 1985. He was appointed Executive Vice President, Risk in March 2003. He is also a Director of Compañía Española de Seguros de Crédito a la Exportación (“CESCE”), COFIDES and of the Carlos III University (Madrid).

Juan Manuel Cendoya

Born in 1967. Former Manager of the Legal and Tax Departament of Bankinter, S.A. from 1999 to 2001. He joined the Bank on July 23, 2001.

José María Espí

Born in 1944. He joined the Bank in 1985 and in 1988 was appointed Executive Vice President, Human Resources. In 1999 he was appointed EVP, Risk Division. He is also a Director of Unión de Crédito Inmobiliario, S.A.

Enrique García

Born in 1953. He joined Banco Santander in 1975 and was appointed Senior Vice President in 1993. He was appointed Executive Vice President in January 1999. He is also a Director of Mobipay España, S.A.

Back to Contents

Francisco Gómez

Born in 1953. Former Chief Executive Officer of Banesto since 1996. In February 2002, he was appointed Executive Vice President, Finance of Banco Santander Central Hispano, S.A. He is also a Director of Avanza Internet Ventures, S.A.

Joan-David Grimá

Born in 1953. He joined Banco Central Hispanoamericano in 1993. He was appointed Executive Vice President Industrial Group in June 2001. He is also Vice Chairman and Chief Executive Officer of AUNA, Operadores de Telecomunicaciones, S.A, and a Director of Antena 3 Televisión, Teka Industrial, Banco Vitalicio de España and Grupo Dragados, S.A.

Juan Guitard

Born in 1960. Former General Secretary of the Board of Banco Santander de Negocios (from 1994 to 1999) and Manager of the Investment Banking Department of the Bank (from 1999 to 2000). He rejoined the Bank in 2002, being appointed Executive Vice President, Vice-Secretary General and of the Board. He is also Chairman of Narraganset, S.A. and Director of Megacuadro, S.A.

Antonio H. Osorio

Born in 1964. He joined Banco Santander in 1997 and was appointed Executive Vice President, Portugal in June 2001. He is Chairman of Banco Santander Portugal and Chairman of the Executive Committee of Banco Totta & Açores, Credito Predial Português and Banco Santander de Negocios Portugal.

Adolfo Lagos

Born in 1948. Former Chief Executive Officer of Grupo Financiero Serfin since 1996. He was appointed Executive Vice President, Latin America Division on October 2002 and Executive Vice President, Global Wholesale Banking in April 2003.

Gonzalo de las Heras

Born in 1940. He joined the Bank in 1990. He was appointed Executive Vice President in 1991 and supervises the North American business of the Bank.

Francisco Martín

Born in 1955. He joined the Bank in 1985 and in 1992 was appointed Executive Vice President, Head of the International Division. In 2002, he became Executive Vice President, Head of Global Corporate Banking.

Javier Peralta

Born in 1950. He joined the Bank in 1989 and in 1993 was appointed Executive Vice President. In 2002, he was appointed Executive Vice President, Credit Risks.

Marcial Portela

Born in 1945. He joined the Bank in 1998 as Executive Vice President in charge of operations, human resources and costs. In 1999, he was appointed Executive Vice President, Latin American Operations. He is also Vice Chairman of Comunitel Global, S.A. and Director of Best Global, S.A. and Unión Eléctrica Fenosa, S.A.

Juan R. Inciarte

Born in 1952. He joined Banco Santander in 1985 as Director and Executive Vice President of Banco Santander de Negocios. In 1989 he was appointed Executive Vice President and in 1991 Director of Banco Santander. He is also a Director of Compañía Española de Petróleos, S.A., Finanzauto, S.A., and The Royal Bank of Scotland, plc.

Jesús Mª Zabalza

Born in 1958. Former Executive Vice President of La Caixa (from 1996 to 2002). He joined the Bank in 2002, being appointed Executive Vice President, Latin America Branch Network.

Back to Contents

José Tejón

Born in 1951. He joined the Bank in 1989. In 2002 he was appointed Executive Vice President, Finance.

The following is a description of arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was appointed:

There are two directors that are or represent international financial institutions that have a holding in the Bank and have subscribed alliances or collaboration agreements with us: George Matthewson (Royal Bank of Scotland) and Assicurazioni Generali, S.p.A.

B. Compensation.

Article 37 of the Bank’s bylaws provides that the members of our board of directors shall receive, for performing their duties as such directors, an amount up to 5% of the Bank’s net income for any fiscal year.

For 2002, the Board of Directors, making use of the powers conferred on it, allocated 0.191% of the Bank’s net income (as compared to 0.254% for 2001 and 0.284% for 2000), as compensation (in the aggregate) for itself.

Consequently, the gross amount received by each director as compensation in 2002 (€65,000) is 10% lower than the compensation set for 2001 and 2000 (€72,000 in each of those years). Additionally, the Executive Committee members receive additional compensation, the gross amount of which was €141,000 in 2002 (also 10% below the €157,000 received in each of 2001 and 2000).

Finally, from 2002 onwards, the members of the Audit and Compliance Committee will receive additional compensation in the amount of €32,000 per year.

Salary compensation

The detail of the salary compensation received by the Board members with executive duties, who as of December 31, 2002, were Mr. Emilio Botín, Mr. Alfredo Sáenz, Mr. Matías R.Inciarte, Ms. Ana P. Botín, and Mr. Francisco Luzón, is as follows:

	Thousands of Euros

	2002	2001	2000

Total salary compensation	13,438	20,577	31,994
Of which: Variable compensation	7,103	12,495	23,589

The detail by director of the compensation earned by the Bank´s directors in 2002 as discussed above is as follows:

Back to Contents

	Thousands of Euros

	Compensation			Attendance Fees		Salary Compensation to Executive Directors

Directors	Bylaw- Stipulated Fees	Executive Committee	Audit Committee	Board	Other Fees	Fixed	Variable	Total	Total

Mr. Emilio Botín	65	141	—	12	14	1,022	1,217	2,239	2,471
Mr. Jaime Botín	65	5	—	12	6	—	—	—	88
Mr. Alfredo Sáenz	65	124	—	12	13	2,318	2,295	4,613	4,827
Mr. Matías R. Inciarte	65	141	—	12	109	1,265	1,352	2,617	2,944
Mr. Manuel Soto	65	—	32	12	22	—	—	—	131
Mr. Juan Abelló	34	—	17	6	6	—	—	—	63
Mr. José Manuel Arburúa	65	—	—	12	99	—	—	—	176
Mr. Fernando de Asúa	65	141	17	12	109	—	—	—	344
Mr. Antonio Basagoiti	65	—	—	12	92	—	—	—	169
Ms. Ana P. Botín	65	141	—	12	9	664	751	1,415	1,642
Mr. Emilio Botín O.	65	—	15	12	10	—	—	—	102
Mr. Guillermo de la Dehesa	34	74	—	6	6	—	—	—	120
Mr. Rodrigo Echenique	65	141	32	10	98	—	—	—	346
Mr. Antonio Escámez	65	141	15	12	100	—	—	—	333
Mr. Francisco Luzón	65	124	—	10	11	784	1,488	2,272	2,482
Mr. Elías Massaveu	65	—	—	10	12	—	—	—	87
Mr. Abel Matutes	34	—	17	6	8	—	—	—	65
Mr. Sir George Mathewson	65	—	—	7	6	—	—	—	78
Mr. Luis Alberto Salazar-Simpson	65	—	32	12	15	—	—	—	124
Mr. Antonio de Sommer Champalimaud	65	—	—	—	—	—	—	—	65
Assicurazioni Generali, S.p.a.	65	—	—	3	—	—	—	—	68
Other directors (1)	—	—	—	8	2	282	—	282	292

Total	1,272	1,173	177	210	747	6,335	7,103	13,438	17,017

(1)	Directors who, having discharged Board duties as such for some months in 2002, ceased to discharge them prior to December 31, 2002. €289 thousand of the total amount relate to Ángel Corcóstegui.

Back to Contents

Other compensation

The other compensation accrued to Board members amounted to €2.5 million in 2002, €3.2 million in 2001 and €5.3 million in 2000.

Compensation to the Board members as representatives of the Bank and to senior management

The compensation received in 2002 by the Bank’s directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake, at the expense of those companies, is as follows:

		Thousands of Euros

Mr. Emilio Botín	Royal Bank of Scotland	66.9
Mr. Antonio Basagoiti	Vallehermoso, S.A.	26.7
Mr. Fernando de Asúa	Cepsa, S.A.	10.7

		104.3

By resolution of the Executive Committee, the compensation for representation duties of this kind relating to appointments made after March 18, 2002, will accrue to the Group.

Senior management

Additionally, as recommended by the Special Committee for the Fostering of Transparency and Security in the Markets and at Listed Companies (“Comisión Aldama”), following is a detail of the compensation paid to the Bank’s Executive Officers (*) in 2002:

		Thousands of Euros

		Salary Compensation
					Other
	Number	Fixed	Variable	Total	Compensation	Total

Executive Officers	19	10,215	12,437	22,652	3,945	26,597

(*)	Excluding Executive Directors’ compensation, which is detailed above.

Pension commitments, other insurance and other items

The total balance of supplementary pension obligations assumed by the Group over the years for its current and retired employees, which amounted to €12,977 million (covered mostly by in-house allowances) as of December 31, 2002, includes the obligations to those who have been directors of the Bank during the year and who discharge (or have discharged) executive functions during the year. The total pensions accrued to these directors, together with the total sum insured under life insurance policies at that date and other items, amount to €256 million as of December 31, 2002, of which €108 million relate to the settlement of the pension rights referred to below (€209 million as of December 31, 2001, which did not include the extraordinary nonrecurring payment of €43.75 million paid in 2001, and €126 million as of December 31, 2000).

The following table provides information on the obligations undertaken and covered by the Group relating to pension commitments and other insurance to the Bank’s Executive Directors as of December 31, 2002:

	Thousands of Euros

	Total Accrued Pension Obligations	Other Insurance	Total

Mr. Emilio Botín	9,420	—	9,420
Mr. Alfredo Sáenz	55,138	3,877	59,015
Mr. Francisco Luzón	18,452	4,698	23,150
Mr. Matías R. Inciarte	25,522	3,823	29,345
Ms. Ana P. Botín	6,656	1,258	7,914

Total	115,188	13,656	128,844

Additionally, other directors benefit from life insurance policies at the Group’s expense, the related insured sum being €3 million as of December 31, 2002 (€3 million as of December 31, 2001, and €2 million as of December 31, 2000).

Back to Contents

At December 31, 2002, the pension benefits, together with the total guaranteed amounts for life insurance for our executive officers who are not directors, amounted to €113.3 million.

Pension settlement

Following the decision of Mr. Ángel Corcóstegui to resign, for personal reasons, in February 2002 from his position as First Deputy Chairman of the Bank and Board member (which entailed his corresponding resignation from his position as Chief Executive Officer of the Bank and as member of the various Board Committees on which he sat), in settlement for the pension commitments undertaken, the Bank paid on his resignation a gross amount of €108 million for his pension rights. This amount had been fully provided for as of that date. Upon payment, a withholding of 48% was made, and the amount withheld was paid into the Spanish Treasury. Accordingly, the net amount paid to Mr. Corcóstegui in this connection was €56 million.

Stock option plan

The detail of the Bank’s stock options granted to the Board members as of December 31, 2002, is as follows:

			Exercised Options

	Options at 01/01/02	Average Exercise Price	Number	Exercise Price	Market Value Applied	Options at 12/31/02	Average Exercise Price	Date of Commencement of Exercise Period	Date of Expiration of Exercise Period

Mr. Emilio Botín	250,000	7.25	100,000	2.29	8.68	150,000	10.545	12/30/03	12/29/05
Mr. Alfredo Sáenz	140,000	8.19	40,000	2.29	9.16	100,000	10.545	12/30/03	12/29/05
Mr. Matías R. Inciarte	195,000	7.58	70,000	2.29	9.39	125,000	10.545	12/30/03	12/29/05
Mr. Antonio Basagoiti	120,000	7.84	120,000	7.84	10.27	—	—	—	—
Mr. Antonio Escámez	260,000	8.03	—	—	—	140,000	8.19	01/01/02	12/29/05
Mr. Francisco Luzón	140,000	8.19	—	—	—	140,000	8.19	01/01/02	12/29/05

	1,105,000	7.79	330,000	—	—	655,000	9.54

Description of Stock Option and Compensation Plans

In recent years, the Bank has put in place compensation systems for its managers and employees linked to the market performance of the Bank’s shares based on the achievement of certain objectives. Below is a summary of the different stock option and compensation plans in effect as from January 1, 2002:

Plan Four

6 of our officers participate in an option plan known as “Plan Four”. Each option received under this plan grants its holder the right to receive one share of Banco Santander Central Hispano ordinary common stock, par value €0.50. The exercise price of the shares subject to this plan is €7.84, and plan participants may exercise these options until December 30, 2005. Plan participants must hold the shares acquired through this plan for a period of twelve months following the date of exercise of the options. During 2002, 1,558,100 options were exercised and as of December 31, 2002, the balance of outstanding options under this plan was 264,000.

Managers Plan 1999

391 of our officers participate in an option plan known as the “Managers Plan 1999.” Each option received under this plan grants its holder the right to receive one share of Banco Santander Central Hispano ordinary common stock, par value €0.50. The exercise price of the shares subject to this plan is €2.29, and plan participants may exercise these options from December 31, 2001 until December 30, 2004. Plan participants must hold the shares acquired through this plan for a period of twelve months following the date of exercise of the options. During 2002, 3,000,700 options were exercised and as of December 31, 2002, the balance of outstanding options under this plan was 1,992,324.

Additional Managers Plan 1999

20 of our officers participate in an option plan known as the “Additional Managers Plan 1999”. Each option received under this plan grants its holder the right to receive one share of Banco Santander Central Hispano ordinary common stock, par value €0.50. The exercise price of the shares subject to this plan is €2.41, and plan participants may exercise these options from April 1, 2002 until December 30, 2004. Plan participants must hold the shares acquired through this plan for a period of nine months following the date of exercise of the options. During 2002,

Back to Contents

78,440 options were exercised and as of December 31, 2002, the balance of outstanding options under this plan was 84,479.

Investment Banking Plan

61 of our officers from the Global Wholesale Banking Division participate in an equity incentive plan known as the “Investment Banking Plan”. The number of options received by plan participants under this plan is based on the extent to which certain business objectives are achieved, each option received under this plan grants its holder the right to receive one share of Banco Santander Central Hispano ordinary common stock, par value €0.50. The exercise price of the shares subject to this plan is €10.25, and plan participants may exercise the first 50% of the options granted from June 16, 2003, and the remaining 50% from June 16, 2004. The exercise period ends in both cases on June 15, 2005. As of December 31, 2002, the balance of outstanding options under this plan was 6,440,000.

Young Executives Plan

597 of our officers participate in an option plan known as the “Young Executives Plan”. Each option received under this plan grants its holder the right to receive one share of Banco Santander Central Hispano ordinary common stock, par value €0.50. The exercise price of the shares subject to this plan is €2.29, and plan participants may exercise these options from July 1, 2003 until June 30, 2005. Plan participants must hold the shares acquired through this plan for a period of twelve months following the date of exercise of the options. As of December 31, 2002, the balance of outstanding options under this plan was 1,265,500.

Managers Plan 2000

1,039 of our officers participate in an option plan known as the “Managers Plan 2000”. Each option received under this plan grants its holder the right to receive one share of Banco Santander Central Hispano ordinary common stock, par value €0.50. The exercise price of the shares subject to this plan is €10.55, and plan participants may exercise these options from December 30, 2003 until December 29, 2005. Plan participants must hold the shares acquired through this plan for a period of twelve months following the date of exercise of the options. As of December 31, 2002, the balance of outstanding options under this plan was 14,367,000.

European Branches Plan

26 of our officers participate in an incentive plan known as the “European Branches Plan”. Subject to the achievement of certain objectives, the beneficiaries of this plan will receive a payment in cash or in shares of Banco Santander Central Hispano. For purposes of the calculation of the number of shares to be delivered, the share price is calculated at the average quoted price of the month previous to the incorporation to the branch and plan participants may exercise the first 50% of the options granted from July 1, 2004, and the remaining 50% from July 1, 2005. The exercise period ends in both cases on June 30, 2008 although it can be postponed to June 30, 2009. As of December 31, 2002, the balance of outstanding shares to be delivered under this plan was 2,895,000.

Back to Contents

Stock Option and Compensation Plans
	Number of Options/ Shares (1)	Euros Exercise Price	Year Granted	Eligible Participants	No. of People Participating	Initial Exercise Date	Exercise Expiration Date (2)

Plans in force at January 1, 2000	18,295,774	3.36
Options granted	26,577,419	9.97
Options exercised	(2,498,700)	3.01

Plans in force at December 31, 2000	42,374,493	7.63

Options exercised	(6,349,370)	1.88

Plans in force at December 31, 2001	36,025,123	8.64

Options granted	2,895,000	9.41
Of which:
European branches plan	2,895,000	9.41

Options exercised	(4,637,240)	4.15
Of which:
Plan Four	(1,558,100)	7.84
Managers Plan 1999	(3,000,700)	2.29
Additional Managers Plan 1999	(78,440)	2.41

Options canceled	(6,974,580)	—

Plans in force at December 31, 2002	27,308,303	9.32

Of which:
Plan Four	264,000	7.84	1998	Managers	6	01/09/03	12/30/05
Managers Plan 1999	1,992,324	2.29	1999	Managers	391	12/31/01	12/30/04
Additional Managers Plan 1999	84,479	2.41	2000	Managers	20	04/01/02	12/30/04
Investment Banking Plan	6,440,000	10.25	2000	Managers	61	06/16/03	06/15/05
Young Executives Plan	1,265,500	2.29	2000	Managers	597	07/01/03	06/30/05
Managers Plan 2000	14,367,000	10.55	2000	Managers	1,039	12/30/03	12/29/05
European Branches Plan	2,895,000	9.41	2002	Managers	26	07/01/04	06/30/09

1 Each option granted under our various plans entitles its holder to receive one share of common stock, par value €0.50 each, of Banco Santander Central Hispano.
2 If a participant does not exercise an option by the corresponding “Exercise Expiration Date,” such option will expire and the participant will forfeit his interest in the option.

C. Board practices.

(i)      Date of expiration of the current term of office of the directors and the period during which the directors have served in that office:

The period during which the directors have served in their office is shown in the table under Section A of this Item 6.

Back to Contents

The date of expiration of the current term of office is shown in the table below:

Name	Date of expiration

Emilio Botín	1st half 2005
Jaime Botín	1st half 2003
Alfredo Sáenz	1st half 2003
Matías R. Inciarte	1st half 2003
Manuel Soto	1st half 2005
Juan Abelló	1st half 2005
José Manuel Arburúa	1st half 2004
Assicurazioni Generali, S.p.A.	1st half 2004
Fernando de Asúa	1st half 2004
Antonio Basagoiti	1st half 2005
Ana P. Botín	1st half 2003
Emilio Botín O.	1st half 2003
Guillermo de la Dehesa	1st half 2005
Rodrigo Echenique	1st half 2003
Antonio Escámez	1st half 2005
Francisco Luzón	1st half 2004
Elías Masaveu	1st half 2003
George Matthewson	1st half 2003
Abel Matutes	1st half 2005
Luis Alberto Salazar-Simpson	1st half 2005
Antonio de Sommer Champalimaud	1st half 2005

Certain of the Bank’s directors and members of its administrative, supervisory or management bodies have service contracts with the Bank which provide for benefits upon termination of employment in an amount equal to approximately three to five times their total annual compensation (including fixed compensation and variable compensation, and in certain cases, fees associated with Board participation). Additionally, certain of the Bank’s directors and members of its administrative, supervisory or management bodies, who were in the past or are presently employed by the Bank, have service contracts with the Bank, in the ordinary course of business, which provide for pension and other retirement benefits.

Audit and Compliance Committee and Appointments and Remunerations Committee

An Audit and Compliance Committee and an Appointments and Remuneration Committee operate as part of the Board of Directors. These committees consist exclusively of external Directors (6 and 5, respectively, of whom 5 and 4, respectively, are independent in accordance with the principles set forth in article 5 of the Board’s Regulations).

The Audit and Compliance Committee has the following functions:

•	inform, via its Chairman, the General Meeting of shareholders to whom the annual financial statements are submitted for approval.

•	propose the appointment of auditors, as well as the conditions of their contract, the scope of their professional mandate and, where applicable, revoke or not renew their appointment.

•	review the Company’s and the Group’s accounts, oversee compliance with the legal requirements and the correct application of generally accepted accounting principles, as well as review the proposals to change accounting principles and criteria that are suggested by management.

•	supervise the internal auditing services.

•	understand the financial information process and the internal control systems of the Group.

•	act as a channel of communication between the Board and the auditor, evaluate the results of each audit and the responses of the management team to the auditor’s recommendations and intermediate in cases of disagreement between the Board and the auditor over matters regarding the principles and criteria applied to the preparation of the financial statements.

•	supervise the fulfillment of the obligations under the auditing contract, ensuring that the opinion on the annual accounts and the main contents of the auditor’s report are written in a clear and precise way.

•	monitor the independence of the auditor, paying attention to those circumstances and issues that could put such independence at risk, including verifying what percentage the fees for all work rendered to the Group by the auditor represent against the total revenues of such auditor, and the length of service of the partner responsible for the auditing team in the provision of services to the Group.

Back to Contents

•	communicate with the auditor regarding the matters required to be discussed in accordance with the Spanish legislation on accounting and the technical rules of accounting.

•	review of the quarterly financial information as well as the yearly information before it is disseminated to the markets and their supervisory bodies, and to ensure that it is prepared and presented in accordance with consistent principles and practices.

•	supervise compliance with the Group’s Code of Conduct in the securities market, with the manuals and procedures to prevent money laundering and, in general, with the rules of corporate governance and to make the necessary proposals for improvements. It is the committee’s duty to receive information, and where applicable, issue a report on disciplinary measures taken against senior executives.

•	review compliance with the actions and measures that are the result of reports or inspection activities of the supervisory and control authorities.

•	know and, where applicable, respond to the steps, suggestions or complaints of shareholders regarding the functions of this committee and which are submitted by the Secretary General; and

•	inform about proposals to change the Board’s Regulation before they are approved by the Board.

One of the meetings of this Committee will be devoted to evaluating the efficiency of and compliance with the rules and procedures of the company, and with preparing information for the Board´s approval and inclusion in the annual public documentation.

Following are the current members of the Audit and Compliance Committee:

Name	Position

Manuel Soto	Chairman
Juan Abelló	Member
Fernando de Asúa	Member
Rodrigo Echenique	Member
Abel Matutes	Member
Luis Alberto Salazar-Simpson	Member
Ignacio Benjumea	Secretary

The Appointments and Remuneration Committee has the following functions:

•	formulate and review the criteria for the Board’s composition and for the selection of persons proposed to serve as a member of the Board.

•	formulate, with objective criteria and taking into account the company’s interests, the proposals for appointing, re-electing and ratifying directors referred to in item 2 of article 19 of the Board’s Regulations, as well as for the appointment of members of the Board’s committees.

•	propose to the Board the form and amount of the yearly compensation for directors – both in their condition as directors as well as for carrying out other tasks – and executive vice-presidents and regularly review the compensation programs, aligning them to their performance and ensuring that the compensation of directors meets the criteria of moderation and adjustment to the company’s results.

•	oversee transparency in compensation and the inclusion in the annual report of the compensation of directors; and

•	ensure compliance by directors with the obligations established in article 27 of the Board’s Regulations, issue the reports envisaged by such article and receive information and, where applicable, issue reports on the measures to be taken regarding directors if they do not meet the obligations set forth in such article or in the Group’s Code of Conduct in the securities markets.

Back to Contents

Following are the members of the Appointments and Remuneration Committee:

Name	Position

Fernando de Asúa	Chairman
Guillermo de la Dehesa	Member
Rodrigo Echenique	Member
Elías Masaveu	Member
Manuel Soto	Member
Ignacio Benjumea	Secretary

D. Employees.

At December 31, 2002, we had 104,178 employees (114,927 in 2001 and 129,640 in 2000) of which 35,887 were employed in Spain (40,741 in 2001 and 43,059 in 2000) and 68,291 were employed outside Spain (74,186 in 2001 and 86,581 in 2000). The terms and conditions of employment in the private sector banks in Spain are negotiated on an industry-wide basis with the trade unions. This process has historically produced collective agreements binding upon all the private banks and their employees. The most recent such agreement (which was executed in October 1999 and expired in December 2002) is currently under renegotiation.

The table below shows our employees by geographic area:

	Number of employees
	2002	2001	2000

SPAIN	35,887	40,741	43,059

LATIN AMERICA	56,670	63,128	75,319
Argentina	4,940	6,999	7,075
Bolivia	333	480	889
Brazil	20,691	20,571	28,244
Chile	9,701	10,648	11,082
Colombia	2,049	2,686	3,297
Mexico	11,376	12,220	13,162
Paraguay	62	145	160
Peru	461	1,299	1,495
Puerto Rico	1,572	1,625	1,524
Uruguay	291	670	746
Venezuela	5,194	5,785	7,645

EUROPE	10,943	10,314	10,492
Germany	2,753	1,788	1,607
Belgium	71	71	92
France	39	57	53
Ireland	11	10	10
Italy	480	420	377
Gibraltar	—	18	21
Portugal	7,340	7,682	8,103
United Kingdom	84	128	116
Switzerland	165	140	113

USA	535	593	626

ASIA	59	69	62
Philippines	48	53	53
Hong Kong	5	10	9
Japan	6	6	—
Singapore	—	—	—

OTHERS	84	82	82
Bahamas	64	55	58
Others	20	27	24
Total	104,178	114,927	129,640

As of December 31, 2002, we had 1,662 temporary employees (3,035 at December 31, 2001).

Back to Contents

E. Share ownership.

As of April 30, 2003, the direct, indirect and represented holdings of our current directors were as follows:

Directors	Direct stake	Indirect stake	Shares represented	Total Shares	% of Capital Stock

Emilio Botín (1)	5,712,422	4,947,100	90,547,524	101,207,046	2.12
Jaime Botín	2,723,340	5,373,402	12,624	8,109,366	0.17
Alfredo Sáenz	336,125	1,290,962	—	1,627,087	0.03
Matías R. Inciarte	512,381	39,500	61,444	613,325	0.01
Manuel Soto	—	76,965	—	76,965	0.00
Juan Abelló	1,440	11,801,725	—	11,803,165	0.25
José Manuel Arburúa	563,122	2,040	—	565,162	0.01
Assicurazioni Generali S.p.A.	9,690,000	35,148,426	6,196,873	51,035,299	1.07
Fernando de Asúa	23,155	13,029	—	36,184	0.00
Antonio Basagoiti	468,000	—	248,630	716,630	0.02
Ana P. Botín (2)	8,208,570	4,024,646	—	12,233,216	0.26
Emilio Botín O. (3)	12,153,218	12,240	—	12,165,458	0.26
Guillermo de la Dehesa	100	—	—	100	0.00
Rodrigo Echenique	651,598	7,344	—	658,942	0.01
Antonio Escámez	556,899	—	—	556,899	0.01
Francisco Luzón	1,213,016	723	—	1,213,739	0.03
Elías Masaveu	449,237	11,434,725	—	11,883,962	0.25
George Matthewson (4)	122	—	135,142,302	135,142,424	2.83
Abel Matutes	100	86,150	—	86,250	0.00
Luis Alberto Salazar-Simpson	26,415	4,464	—	30,879	0.00
Antonio de Sommer Champalimaud (5)	100	102,088,705	—	102,088,805	2.14
	43,289,360	176,352,146	232,209,397	451,850,903	9.48

(1)
Emilio Botín has the right to vote on 9,700,004 shares (0.20 % of the share capital), on 70,519,120 shares (1.48% of the share capital) belonging to the Marcelino Botín Foundation and on 10,328,400 shares (0.21% of the share capital) belonging to the Banco Santander Central Hispano Foundation.

(2)	The right to vote 12,148,004 shares (0.25% of the capital) belongs to Emilio Botín.
(3)	The right to vote 12,148,030 shares (0.25%) belongs to Emilio Botín.
(4)	Property of the Royal Bank of Scotland, 135,142,302 shares.
(5)	Property of Sheiner-Consultoria e Investimentos, S.A., 102,088,705 shares.

The options granted to the Bank´s directors, managers and employees are described in the table under “Section B Compensation” above.

All our shares are ordinary and of the same class.

At April 30, 2003 our current executive officers (not directors) referred to above under Section A of this Item 6 as a group beneficially owned, directly or indirectly, 2,404,110 ordinary shares, or 0.05% of our issued and outstanding share capital as of that date. Together with the options granted, no individual executive officer (not directors) beneficially owns, directly or indirectly, one percent or more of the outstanding share capital as of that date.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

As of December 31, 2002, to our knowledge no person beneficially owned, directly or indirectly, more than 5% of our shares.

There has not been any significant change in the percentage ownership held by any major shareholder. All our ordinary shares have the same voting rights.

At December 31, 2002, a total of 422,912,446 shares, or 8.87% of our share capital, were held by 838 registered holders with registered addresses in the United States, including JPMorgan Chase, as depositary of our American Depositary Share Program. These shares were held by 778 record holders. Since certain of such shares and ADRs are

Back to Contents

held by nominees, the foregoing figures are not representative of the number of beneficial holders. Our directors and executive officers did not own any ADRs as of December 31, 2002.

To our knowledge, we are not controlled directly or indirectly, by any other corporation, government or any other natural or legal person. We do not know of any arrangements which would result in a change of our control.

B.   Related party transactions.

Loans made to members of our Board of Directors and to our Executive Officers

Our direct or indirect risk exposure to the Bank’s directors as of December 31, 2002, amounted to €14.4 million (€7.8 million and €6.9 million as of December 31, 2001 and 2000, respectively) of loans and €1.2 million (€0.8 million and €1.2 million as of December 31, 2001 and 2000, respectively) of guarantees provided to them and entities controlled by them. These loans and guarantees were granted at market rates in all cases.

The detail by director as of December 31, 2002, is as follows:

	Thousands of Euros
	Loans and Credits	Commercial Paper	Guarantees	Total

Mr. Emilio Botín	1,194	—	182	1,376
Mr. Jaime Botín	1,082	—	243	1,325
Mr. Alfredo Sáenz	458	—	—	458
Mr. Juan Abelló (*)	—	—	301	301
Mr. José Manuel Arburúa	587	—	5	592
Mr. Fernando de Asúa	47	—	—	47
Mr. Antonio Basagoiti	393	—	1	394
Ms. Ana P. Botín	31	—	—	31
Mr. Emilio Botín O.	—	—	364	364
Mr. Guillermo de la Dehesa(*)	768	—	—	768
Mr. Rodrigo Echenique	43	—	64	107
Mr. Antonio Escámez	291	—	—	291
Mr. Francisco Luzón	1,449	—	—	1,449
Mr. Elías Massaveu	—	829	—	829
Mr. Abel Matutes(*)	7,008	—	—	7,008
Mr. Luis Alberto Salazar-Simpson	191	—	—	191
	13,542	829	1,160	15,531

(*)        These positions were formalized prior to their appointment as directors of the Bank.

Additionally, the total advances and loans made by us and our consolidated subsidiaries to our executive officers, as of December 31, 2002, amounted to €4.5 million .

Loans extended to related parties were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

Loans made to other Related Parties

The companies of the Group engage, on a regular and routine basis, in a number of customary transactions among Group members, including:

•	overnight call deposits;

•	foreign exchange purchases and sales;

•	derivative transactions, such as forward purchases and sales;

•	money market fund transfers;

•	letters of credit for imports and exports;

and others within the scope of the ordinary course of the banking business, such as loans and other banking services to our shareholders, to employees of all levels, and the associates and the members of the families of all the above-

Back to Contents

mentioned, as well as those other businesses conducted by the companies of the Group. All these transactions are made:

•	in the ordinary course of business;

•	on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons; and

•	did not involve more than the normal risk of collectibility or present other unfavorable features.

As of December 31, 2002, an aggregate of €1,364.5 million in loans to non-consolidable and associated companies was outstanding (€1,476.7 million as of December 31, 2001). These loans represented 0.8% of our total net loans and 7.5% of our total stockholders´ equity at December 31, 2002 (0.9% and 7.5%, respectively, at December 31, 2001).

For more information, see Notes 3 and 24 to our Consolidated Financial Statements.

C. Interests of experts and counsel.

Not Applicable

Back to Contents

Item 8. Financial Information

A. Consolidated statements and other financial information.

Financial Statements

See Item 18 for our Consolidated Financial Statements.

(a)	Index to Consolidated Financial Statements of Banco Santander Central Hispano, S.A.

Legal Proceedings

Banco Santander Central Hispano

The resolutions adopted at our general shareholders’ meetings held on January 18, 2000 and on March 4, 2000, approving the capital increases agreed in connection with the exchange offer made by The Royal Bank of Scotland Group plc. with National Westminster Bank plc., and in connection with our acquisitions of the Portuguese banks Banco Totta & Açores and Crédito Predial Portugués and the resolution adopted at our general shareholders’ meeting held on March 4, 2000 approving the capital increase necessary to carry out the exchange offers for shares of Banco Rio de la Plata, have been challenged under Spanish law. One plaintiff shareholder, in the case of the resolutions adopted in the first meeting and two plaintiff shareholders, in the case of the resolutions adopted in the second meeting, have challenged these resolutions on the grounds that, among other things, they were provided with insufficient information in connection with the vote on these resolutions and that the resolutions excluding the preemptive rights of shareholders were not validly adopted. In the proceedings, the plaintiffs have requested the court to declare that the above resolutions (and other ones adopted in the same meetings) are null and void. The first claim was rejected by the court in April 2001, and the plaintiff appealed the court’s rejection of his claim. The plaintiff´s appeal was then rejected by the court on December 2, 2002. The plaintiff has appealed for redress and the Bank has asked the court not to admit such appeal. The second claim was rejected by the courts of the city of Santander on November 29, 2002 and the plaintiffs have appealed such decision. The Bank has already answered the appeal. We cannot anticipate the outcome of these claims. Under Spanish law, if the claims were to prevail, the capital increase resolutions adopted on January 18, 2000, and on March 4, 2000, could be declared null and void. The effect under Spanish law of the declaration of nullity of a listed company’s share capital increase is highly uncertain and we are unable to anticipate what would be the outcome for us and our shareholders if these claims were to prevail.

The resolutions adopted at our shareholders’ meeting held on March 10, 2001, have been challenged under Spanish law by three shareholders who filed their claim before the courts of the city of Santander. These shareholders claim that the Bank has not complied with certain provisions of Spanish corporate law with respect to the resolutions adopted in said shareholders’ meeting. The challenged resolutions include the approval of the Bank’s annual accounts, the approval of a capital increase in exchange of cash, the approval of a capital increase in exchange of shares of Banco Rio de la Plata and BRS Investments and the approval of various issuances of bonds. In their complaints, the plaintiff shareholders ask the Court to declare the resolutions null and void and that the registration of the resolutions in the Commercial Registry are also annulled. The claim was rejected by the court in March 2002. The plaintiff shareholders have appealed such rejection. The Bank has already answered the appeals. The court then admitted the practice of new evidence. The court rejected the appeal of one of the shareholders and he has presented against the decision a motion to set aside such decision, which was also rejected and then subsequently appealed and again rejected.

The resolutions adopted at our shareholders’ meeting held on February 9, 2002, have been challenged under Spanish law by one shareholder who has filed his claim before the courts of the city of Santander. The challenged resolutions include the approval of the payment of an interim dividend, the reelection of Arthur Andersen y Cía, S. Com. as the external auditor of the Bank, the approval of a capital increase in exchange of shares of the German Company AKB Holding Gmbh and the approval of various issuances of bonds. Among other things, the plaintiff alleges the infringement of the shareholders’ rights of participating during the meeting and of receiving information regarding the different issues to be voted in the meeting; and that the resolutions excluding the preemptive rights of shareholders were not validly adopted. The plaintiff shareholder asked the Court to declare the above resolutions (and others adopted in the same meeting) null and void and that the registration of the resolutions in the Commercial Registry also be annulled . On September 9, 2002 the Court rejected the claim. The plaintiff has appealed such rejection and the Bank has answered the appeal.

Back to Contents

The resolutions adopted at our shareholders’ meeting held on June 24, 2002 have been challenged under Spanish law by one shareholder who filed his claim before the courts of the city of Santander. The challenged resolutions include the approval of the Bank’s annual accounts and the rejection by the shareholders meeting of the proposals made by the plaintiff shareholder and another shareholder to file a claim requesting the declaration of the Directors’ liability in connection with the investments made by the Bank in Argentina, as well as the proposal made by another shareholder for the severance of one of the Directors. The Bank responded to the claim on October 5, 2002. During the term to respond to this claim, the Bank was required to respond to another claim, filed by a different shareholder, challenging some of the resolutions adopted at the same meeting. The claim was admitted by the same court of the city of Santa nder that is in charge of the first proceeding and has been joined to this proceeding, so both proceedings will be carried out jointly. The Bank responded to this second claim on October 25, 2002. The hearing took place on April 21, 22 and 23, 2003, and the court dismissed the claim on May 29, 2003. The plaintiffs have appealed against such decision.

Since 1992, the Madrid Central Court number 3 has had preliminary court proceedings in progress to determine the liabilities which might arise in connection with certain credit assignment transactions (cesiones de crédito) carried out by Banco Santander, S.A. from 1987 to 1989. The Bank and our internal and external advisers anticipate that the final result of this litigation will be in our favor and that no additional specific provision is required. This opinion was confirmed by the dismissal order entered by the Madrid Central Court number 3 on July 16, 1996. The dismissal order was not appealed. However, the dismissal order was only partial, and therefore the proceedings remain open despite the partial dismissal order. The prosecutor and the Bank appealed the decision of June 27, 2002 which changed the cited proceedings to an Abbreviated Procedure. On June 23, 2003, the appeals court partially reversed the lower court’s decision, but certain of the proceedings against the Bank and three of its officers remain open.

In December 1995, the Spanish tax authorities issued an “Acta” (writ) requiring us to pay €26.2 million in back withholding taxes, interest and penalties relating to our alleged failure to comply with a purported obligation to withhold income tax on payments to clients with respect to cesiones de crédito held by such clients. Our appeal against this writ was rejected and we have filed a second appeal.

Lanetro, S.A. filed a suit against Banco Santander Central Hispano S.A., carried out before the Court of 1st Instance no. 34 of Madrid, Complaint of Plenary Suit no. 558/2002, principally alleging that the Bank breached its alleged obligation to subscribe to the increase in capital stock of the plaintiff in the amount of €30,050,605.22.

For informational purposes it is also mentioned, although this does not constitute litigation against the Bank, that one shareholder has filed a claim before the courts of the city of Madrid against the persons who were members of the Board of the Bank during 2001. The plaintiff claims that the Bank’s investments in Argentina were carried out by the defendants without due diligence, and that the losses derived from these investments have caused a direct damage to him that varies from euro 533.06 to euro 3,005.00. The plaintiff shareholder applies for the compensation of that amount against the Directors, as jointly and severally liable for his alleged damages. The claim was rejected by the court on April 2003, and the plaintiff has appealed the court’s decision. This claim is described for informational purposes only and does not constitute an implied representation that we have described all claims of equal or greater magni tude than this claim.

For the same purposes, it is also mentioned that several persons, who allegedly have funds deposited in Banco Río de la Plata, S.A., filed an application for conciliation before the courts of the city of Madrid against the Bank, the persons who were members of the Board of the Bank during 2001 and 2002 and others. According to Spanish Law, this application did not start proper judicial proceedings against the Bank. The claimants only intended that the defendants accept the reality of the facts alleged in their application, regarding the Bank and its directors’ claimed obligation to reimburse the funds deposited by the claimants in Banco Río de la Plata, S.A. The conciliation hearing was held on July 16, 2002. The Bank and the members of the Board refused to accept the facts and allegations of the application. This meant the termination of the conciliation.

For the same informational purposes, it is mentioned that the Madrid Central Court number 3 is carrying forward preliminary proceedings 352/2002 in connection with complaints filed by two shareholders against the chairman of the Bank, regarding the economic terms of the retirement in August 2001 of the former co-chairman, Mr. José María Amusátegui and the economic terms of the resignation in February 2002 of the former first vice-chairman and chief executive officer, Mr. Angel Corcóstegui.

Banesto

The Bank of Spain has brought an administrative proceeding against Banesto and its former board of directors alleging, among other things, that Banesto maintained insufficient loan loss and securities fluctuation allowances, violated risk concentration limits, utilized deceptive accounting practices, and obstructed Bank of Spain inspections. The Bank of Spain may impose fines on a bank in connection with such a proceeding of up to 1% of the bank’s shareholders’ equity on the date of the violation. On February 6, 2003, the Ministry of Finance decided to impose a fine on the former members of the board of directors of Banesto and also to Banesto itself. The fine imposed on Banesto itself amounts to €120,202, and Banesto has appealed. Pursuant to the purchase contract under which we acquired our initial stake in Banesto, the “Fondo de Garantía de Depósitos” agreed, subject to certain conditions, to indemnify Banesto against, among other things, final judgments resulting from certain suits brought by shareholders between March 29, 1994 and March 29, 1996 and certain tax liabilities arising from occurrences before March 29, 1994.

In 1995 and 1996, the former directors of Banesto, who had been replaced by decision of the Bank of Spain’s Executive Council on December 28, 1993, filed claims challenging certain corporate resolutions adopted by the shareholders’ meetings held on March 26, and August 22, 1994 and February 15, 1995 approving, among other things,

Back to Contents

Banesto’s financial reorganization plan and the 1993 and 1994 financial statements of Banesto and the Banesto Group. In 2000, Madrid Appellate Court decisions rejected all the appeals filed by the plaintiffs in connection with the claim filed challenging the legality of the corporate resolutions approving the financial restructuring plan; the plaintiffs subsequently filed cassation appeals against these decisions. On March 5, 2002 the courts decided not to admit the cassation appeal against the Madrid Appellate Court’s decision rejecting the claims of some of the plaintiffs regarding the invalidity of the constitution of the shareholders’ meeting held on March 26, 1994. The claim filed against the resolutions adopted by the shareholders’ meeting held on August 22, 1994 approving the 1993 financial statements of Banesto was rejected by the Court of First Instance and the plaintiffs subsequently filed an appeal before the Madrid Appellate Court. The appeal was rejected in 2001 and the plaintiff has appealed in cassation. The claim filed against the approval by the shareholders’ meeting held on February 15, 1995 of the 1994 financial statements of Banesto was also rejected in 2000 by the Court of First Instance and was subsequently appealed by the plaintiffs. The appeal has been dismissed by judgment of the Court of Appeals of Madrid, rendered on May 20, 2003. The plaintiffs have announced their intention to appeal such judgment.

Additionally, in 1998 and 1999 claims were filed challenging certain resolutions adopted by the Shareholders’ Meeting of Banesto in 1997 and 1998 approving, among other things, the 1996 and 1997 financial statements of Banesto and of its Group. In 2000, these claims were also rejected by the courts and were subsequently appealed by the plaintiffs.

The appeals have been rejected by the Court of Appeals of Madrid through judgment rendered on September 26, 2002, subsequently appealed again by the plaintiffs and subsequently rejected again by the Court of Appeals of Madrid, who on March 31, 2003 declared the judgment final and definitive.

Banesto’s directors and legal advisers consider that these claims will not have any effect on the financial statements of Banesto and of its Group. The plaintiffs seek that the resolutions are declared null and void, not damages. It is very difficult to assess what would be the practical consequences of an adverse judgment.

Banco do Estado de Sao Paulo (Banespa)

Pursuant to the Brazilian labor regulations applicable to Banespa, this bank had recorded as of 31 December 2000, the pension allowances arising from the commitments to certain employees, which amounted approximately 4,000 million Brazilian reais. Since 1987, the Directors of Banespa, as advised by their tax advisers, treated these expenses as deductible expenses in calculating the Brazilian corporate income tax. However, in September 1999, the “Secretaria de Receita Federal” issued a decision according to which these expenses, in an amount of approximately Brazilian reais 2,867 million would not be tax deductible. In October 1999, the Board of Directors of Banespa filed an appeal challenging this decision together with an “acción cautelar” regarding fiscal years 1999 and 2000, posted a deposit of Brazilian reais 1,297 million and recorded a provision of Brazilian reais 2,600 million for this contingency. Such provision was recorded in 1999 with a charge to income, after recording the related deferred tax asset of Brazilian reais 1,200 million.

In this respect, the Board of Directors of Banespa has decided to accept the Medida Provisória nº 66 of the Secretaría da Receita Federal dated August 29, 2002 and to pay Brazilian reais 2,110 million in order to settle the proceedings. The company disputes any liability with respect to an additional amount of Brazilian reais 103 million relating to costs and surcharges imposed in connection with the dispute relating to the principal amount. The company has asked for a cautionary judicial action posting a deposit for an equivalent amount.

Santander Brasil DTVM, Ltda. and Banco Santander Brasil, S.A.

On May 19, 2003, the Secretaria de Receita Federal issued an “Auto de Infração” requiring from our Brazilian affiliate Santander Brasil DTVM, Ltda. the payment of Brazilian reais 290 million in taxes allegedly incurred in connection with certain cash management services rendered by such company to its clients which the company had treated during 2000, 2001 and the two first months of 2002 as exempt from the Tax on Financial Transactions, following the advice of its tax advisers. The Board of Directors of Santander Brasil DTVM, Ltda. appealed this decision in June 2003.

Also on May 29, 2003, the Secretaria de Receita Federal issued another “Auto de Infração” requiring from our Brazilian affiliate Banco Santander Brasil, S.A. the payment of Brazilian reais 290 million in taxes allegedly incurred in connection with certain clearing services rendered by such company to Santander Brasil DTVM, Ltda. pursuant to an agreement between these two companies. Following the advice of its tax advisers, Banco Santander Brasil, S.A. had treated during 2000, 2001 and the two first months of 2002 such services as exempt from the Tax on Financial Transactions. The Board of Directors of Banco Santander Brasil, S.A. appealed this decision in June 2003.

Other Litigation

In addition to the above described matters, we and our subsidiaries are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial or tax matters. We believe we have made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings and believe that liabilities related to such claims and proceedings are not likely to have, in the aggregate, a material adverse effect on our business, financial condition, or results of operations.

Back to Contents

Dividend Policy

We have normally paid an annual dividend in quarterly installments. The table below sets forth the historical per share and per ADS (each of which represents the right to receive one of our shares) amounts of interim, supplemental and total dividends in respect of each fiscal year indicated. All amounts below reflect all stock splits made in June and September 1998 and June 1999. Amounts for the years 1998 through 1999 have not been restated to reflect the merger of Banco Central Hispanoamericano and Banco Santander.

	Pta. per Share Interim					Dollars per ADS Interim

	First	Second	Third	Fourth	Total	First	Second	Third	Fourth	Total

1998	8.50	8.50	8.50	6.00	31.50	0.0550	0.0600	0.0600	0.0400	0.2150
1999	9.15	9.15	9.15	10.40	37.85	0.0584	0.0576	0.0531	0.0625	0.2316

	Euro per Share Interim

2000	0.0661	0.0661	0.0661	0.0752	0.2735	0.0614	0.0561	0.0608	0.0662	0.2445
2001	0.07513	0.07513	0.07513	0.06311	0.2885	0.0656	0.0673	0.0661	0.0568	0.2558
2002	0.0775	0.07513	0.07513	0.06073	0.2885	0.0754	0.0612	0.0804	0.0680	0.2850

For a discussion of regulatory and legal restrictions on our payments of dividends, see “Item 4. Information on the Company—B.Business Overview—Supervision and Regulation—Restrictions on Dividends”.

For a discussion of Spanish taxation of dividends, see “Item 10. Additional information—E.Taxation—Spanish Taxation of Dividends”.

The dividends paid on the guaranteed non-cumulative preference stock of certain of our subsidiaries, see “Item 5. Operating and Financial Review and Prospects—A.Operating Results — Results of Operations—Capital”, are limited by our Distributable Profits in the fiscal year preceding a dividend payment. “Distributable Profits” with respect to any year means our reported net profits after tax and extraordinary items for such year as derived from our non-consolidated audited profit and loss account prepared in accordance with Bank of Spain requirements and guidelines in effect at the time of such preparation. Such requirements and guidelines may be expected to reflect the bank regulatory policies applicable to us, including without limitation those relating to the maintenance of minimum levels of capital. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Capital Adequacy Requirements” and “Item 4. Information on the Company—B. Business Overview—Restrictions on Dividends”. According to our interpretation of the relevant Bank of Spain requirements and guidelines, Distributable Profits during the preceding five years were:

Year Ended December 31,

1998	1998 pro forma	1999	2000	2001	2002

(in thousands of euros)
480,972	793,258	869,061	1,241,388	1,329,931	1,376,178

The portion of our net income attributable to our subsidiaries has increased steadily in recent years as our subsidiaries have grown and we have acquired new subsidiaries. Such profits are available to us only in the form of dividends from our subsidiaries and we are dependent to a certain extent upon such dividends in order to have Distributable Profits sufficient to allow payment of dividends on our-guaranteed preference stock of our subsidiaries as well as dividends on our shares (although the payment of dividends on the shares is limited in the event of the non-payment of preference share dividends). Please, see Note 3 to our Consolidated Financial Statements. We generally control a sufficient proportion of our consolidated subsidiaries’ voting capital to enable us it to require such subsidiaries to pay dividends to the extent permitted under the applicable law. As a result of our growth we, as the holding entity of the shares of our various companies, have added investments in our subsidiaries, the financial costs of which are borne by us.

B. Significant Changes.

For significant changes that have occurred since December 31, 2002, see our form 6-K relating to our first quarter 2003 results filed with the Securities and Exchange Commission on April 29, 2003.

Back to Contents

Item 9. The Offer and Listing.

A. Offer and listing details.

Market Price and Volume Information

Banco Santander Central Hispano’s Shares

During the last year, our shares were the shares with the second highest trading volume on the Spanish stock exchanges. At December 31, 2002, our shares represented 14.40% of the IBEX 35 Stock Exchange Index, the first percentage among Spanish banks and the second of all Spanish issuers represented in this index. Our market capitalization of €31,185.4 million at 2002 year-end was the first largest of any Spanish bank and the second largest of any Spanish company, according to information published by the Sociedad de Bolsas.

At December 31, 2002, we had 1,092,193 registered holders of our shares and, as of such date, a total of 422,912,446 of our shares or 8.87% were held by 838 registered holders with registered addresses in the United States and Puerto Rico, including JP Morgan Chase, as depositary of our American Depositary Share program.

Our shares are traded on Spain’s automated “continuous market”, the national, centralized market which integrates by computer quotations originating in the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao) (the “Automated Quotation Systems”). Our shares also are listed on the London, Paris, Frankfurt, New York (in the form of American Depositary Shares), Italian, Swiss, Lisbon and the Buenos Aires Stock Exchanges, respectively. On March 23, 2001, we delisted our shares from the Tokyo Stock Exchange. At December 31, 2002, 54.5% of our shares were held of record by non-residents of Spain.

The table below sets forth the high, low and last daily sales prices in euros for our shares on the continuous market for the periods indicated.

	Euros per Share(1)
	High	Low	Last

1998 Annual (2)	13.15	5.35	8.47

1999 Annual	12.09	6.90	11.24

2000 Annual	12.69	9.82	11.40

2001 Annual	12.38	6.93	9.41
First Quarter	12.38	10.14	10.35
Second Quarter	11.36	9.83	10.70
Third Quarter	11.10	6.93	8.42
Fourth Quarter	10.18	8.14	9.41

2002 Annual	10.47	4.99	6.54
First Quarter	9.93	8.52	9.60
Second Quarter	10.47	7.49	8.04
Third Quarter	8.62	5.10	5.17
Fourth Quarter	7.32	4.99	6.54

Last six months
2002
December	7.32	6.40	6.54
2003
January	7.10	5.75	5.75
February	6.09	5.47	5.95
March	6.45	5.01	5.85
April	7.10	5.97	7.04
May	7.10	6.34	6.88

(1)	Adjusted to reflect all stock splits.
(2)	Our 1998 share prices have been translated into euros at the fixed exchange rate of Pta. 166.386 per euro.

On June 24, 2003, the reported last sale price of our shares on the continous market was €7.62.

Back to Contents

American Depository Shares (ADSs)

Our ADSs have been listed and traded on the New York Stock Exchange since July 30, 1987. Each ADS represents one of our shares and is evidenced by an American Depositary Receipt, or ADR. The deposit agreement, pursuant to which ADRs have been issued, is among us, JP Morgan Chase, as depositary, and the holders from time to time of ADRs. At December 31, 2002, a total of 70,154,387 of our ADSs were held by 778 registered holders. Since certain of such of our shares and our ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

The table below sets forth the reported high, low and last sale prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Dollar Per ADS(1)
	High	Low	Last

1998 Annual	14.28	6.32	9.88
1999 Annual	12.00	8.22	11.69
2000 Annual	11.69	8.38	10.56
2001
Annual	11.94	6.40	7.54
First Quarter	11.94	8.22	9.07
Second Quarter	10.01	8.78	9.19
Third Quarter	9.60	6.40	7.54
Fourth Quarter	9.27	7.39	8.30
2002
Annual	9.49	4.75	7.05
First Quarter	8.71	7.46	8.22
Second Quarter	9.49	7.39	7.79
Third Quarter	8.58	5.01	5.18
Fourth Quarter	7.16	4.75	7.05
Last six months
2002
December	7.16	6.38	7.05
2003
January	7.58	6.28	6.28
February	6.50	5.84	6.34
March	6.95	5.68	6.36
April	7.95	6.53	7.86
May	8.13	7.50	8.08

(1)	Adjusted to reflect all stock splits.

On June 24, 2003, the reported last sale price of our ADSs on the New York Stock Exchange was €8.90.

B. Plan of distribution.

Not Applicable

C. Markets.

General

Spanish Securities Market

The Spanish securities market for equity securities (the “Spanish Stock Exchanges”) consists of the four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia (the “local exchanges”). The majority of the transactions conducted on them are done through the Automated Quotation System (Sistema Interbancario Bursátil Español or “S.I.B.E.”). During the year ended December 31, 2002, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges. According to statistics of the CNMV (defined below), the shares of Spanish banks are among the most heavily-traded securities on the Spanish Stock Exchanges.

Automated Quotation System

The Automated Quotation System was introduced in 1989 and links the four local exchanges, providing those securities listed on it with a uniform continuous market that eliminates most of the differences among the local exchanges. The principal feature of the system is the computerized matching of buy and sell orders at the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be modified or canceled until executed. The activity

Back to Contents

of the market can be continuously monitored by investors and brokers. The Automated Quotation System is operated and regulated by the Sociedad de Bolsas, S.A. (the “Sociedad de Bolsas”), a corporation owned by the companies that manage the local exchanges. All trades on the Automated Quotation System must be placed through a bank, brokerage firm, an official stock broker or a dealer firm member of a Spanish stock exchange directly.

There is a pre-opening session held from 8:30 a.m. to 9:00 a.m. each trading day on which orders are placed at that time. The computerized trading hours are from 9:00 a.m. to 5:30 p.m. Each session will end with a 5 minute auction, between 5:30 and 5:35, with a random closedown of 30 seconds. The price resulting from each auction will be the closing price of the session.

From May 14, 2001, new rules came into effect regarding the maximum price fluctuations in the price of stocks. Under the new rules, each stock in the continuous market is assigned a static and a dynamic range within which the price of stocks can fluctuate. The price of a stock may rise or fall by its static range (which is published once a month and is calculated according to the stock’s average historic price volatility) above or below its opening price (which shall be the closing price of the previous session). When the stock trades outside of this range, the trading of the stock is suspended for 5 minutes, during which an auction takes place. After this auction, the price of the stock can once again rise or fall by its static range above or below its last auction price (which will be considered as the new static price before triggering another auction). Furthermore, the price of a stock cannot rise or fall by more than its dynamic price range (which is fixed and published once a month and is calculated according to the stock´s average intra-day volatility), from the last price at which it has traded. If the price variation exceeds the stock’s dynamic range a five minutes auction is triggered.

Between 5:30 p.m. and 8:00 p.m., trades may occur outside the computerized matching system without prior authorization of the Sociedad de Bolsas, at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day, if there are no outstanding bids or offers, as the case may be, on the system matching or bettering the terms of the proposed off-system transaction, and if the trade involves more than €300,000 and more than 20% of the average daily trading volume of the stock during the preceding quarter. At any time before 8:00 p.m., trades may take place (with the prior authorization of the Sociedad de Bolsas) at any price if:

•	the trade involves more than €1.5 million and more than 40% of average daily trading volume of the stock during the preceding quarter;

•	relates to a merger or spin-off of a listed company;

•	relates to the reorganization of a business group;

•	the transaction is executed for the purposes of settling litigation;

•	involves certain types of contracts or complex transactions; or

•	the Sociedad de Bolsas finds other justifiable cause.

Information with respect to computerized trades between 9:00 a.m. and 5:30 p.m. is made public immediately, and information with respect to trades outside the computerized matching system is reported to the Sociedad de Bolsas and published in the Boletín de Cotización and in the computer system by the next trading day.

During 1998, the Block Market (el mercado de bloques) was implemented, allowing for block trades between buyers and sellers. Under certain conditions, this market allows cross-transactions of trades at prices different than at normal market sessions. Trading in the Block Market is subject to certain limits with regard to stocks and volumes.

Clearance and Settlement System

Until April 1, 2003, transactions carried out on the regional Spanish stock exchanges and the continuous market were cleared and settled through the Servicio de Compensación y Liquidación de Valores, S.A. (the “SCL”). Since April 1, 2003, the settlement and clearance of all trades on the Spanish stock exchanges, the Public Debt Market (Mercado de Deuda Pública), the AIAF Fixed Income Market (Mercado AIAF de Renta Fija) and Latibex – the Latin American stock – exchange denominated in euros, are made through the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores (“Iberclear”), which was formed as a result of a merger between SCL and Central de Anotaciones del Mercado de Deuda Pública (CADE), which was managed by the Bank of Spain.

Book-Entry System

Ownership of shares listed on any Spanish stock exchange is required to be represented by entries in a register maintained by Iberclear, and transfers or changes in ownership are effected by entries in such register. Iberclear is

Back to Contents

responsible for maintaining the register of securities, held in book-entry form, of all trades from the Spanish stock exchanges, the Public Debt Market, the AIAF Fixed Income Market and Latibex.

Securities Market Legislation

The Spanish Securities Markets Act, which came into effect in 1989, among other things:

•	established an independent regulatory authority, the National Securities Market Commission (“Comisión Nacional del Mercado de Valores”, or the “CNMV”), to supervise the securities markets;

•	established a framework for the regulation of trading practices, tender offers and insider trading;

•	required stock exchange members to be corporate entities;

•	required companies listed on a Spanish stock exchange to file annual audited financial statements and to make public quarterly financial information;

•	established a framework for integrating quotations on the four Spanish stock exchanges by computer;

•	exempted the sale of securities from transfer and value added taxes;

•	deregulated brokerage commissions as of 1992; and

•	provided for transfer of shares by book-entry or by delivery of evidence of title.

The Securities Markets Act was amended by Law 37/1998, which implemented two European Union directives into Spanish law. The first is Directive 93/22/CE, relating to investment services within securities, later amended by Directive 95/26/CE of European Parliament and Council. The second is Directive 97/9/CE of European Parliament and Council, relating to indemnity systems.

Law 37/1998 introduced some innovations to the Securities Markets Act. The first was the recognition that both Spanish and other European Union Member State companies authorized to provide investment services have full access to the official secondary markets, with full capacity to operate, thereby enabling the direct admission of banking entities into the stock exchange area. The second innovation was that the scope of the Securities Markets Act was enlarged to include a list of financial instruments, such as financial exchange contracts, or installment financial contracts, which expanded the category of securities.

Other modifications under Law 37/1998 include:

•
revocation of the Sociedades and Agencias de Valores’ monopoly in keeping the book entry records for the securities not admitted for trading on official markets. The issuer is now allowed to freely appoint the entity in charge of these book entry records, from among the investment services companies and the credit entities authorized to carry out these activities. The issuer is also permitted to appoint Iberclear to serve in this capacity.

•	consideration of the secondary official markets as regulated markets, and amendments to the requirements for admission and exclusion of securities for trading on official secondary markets;

•	amendment of the rules granting access to the capital stock of Governing Companies of Stock Exchanges (“Sociedades Rectoras de las Bolsas de Valores”);

•	new regulation of several aspects of the Spanish Public Debt Market (Mercado de Deuda Pública);

•
redefinition of investment companies to mean those entities whose main activity consists of rendering investment services to third parties in a professional manner, and a delimitation of their functions and conditions to operate in the markets;

•
incorporation of the Investment Guarantee Funds in order to indemnify investors in cases of insolvency and bankruptcy proceedings of investment services companies that may cause the unavailability of cash or securities conferred to them by an investor;

•	increase of CNMV inspection, sanctioning and supervisory powers; and

•	several amendments to different laws such as the Stock Companies Act, the Companies Tax Act and the Collective Investment Institutions Act (Ley de Instituciones de Inversión Colectiva).

Back to Contents

The Securities Markets Act has been further amended by Law 44/2002 (November 22, 2002) on reform measures of the financial system, which introduced certain modifications to the laws governing financial markets and corporations, generally, including:

•
provisions regarding market transparency such as: requiring listed companies to establish an audit committee, redefining the reporting requirements for relevant events, rules relating to the treatment of confidential and insider information and related party transactions, and prevention of manipulative and fraudulent practices with respect to market prices;

•	the establishment of Iberclear;

•	the authorization to the Minister of Economy to regulate the financial services electronic contracts; and

•
several amendments to different laws such as the Spanish Corporations Act, Limited Liabilities Companies Act, Law 19/1988 on audits of accounting documents, Collective Investment Institutions Act (Ley de Instituciones de Inversión Colectiva) and Law 26/1988 (Ley de Disciplina e Intervención de las Entidades de Crédito).

Trading by Banco Santander Central Hispano’s Subsidiaries in the Shares

Some of our subsidiaries, in accordance with customary practice in Spain, and as permitted under Spanish law, have regularly purchased and sold our shares both for their own account and for the accounts of customers. Our subsidiaries have intervened in the market for our shares primarily in connection with customer transactions and, occasionally, in connection with transactions by non-customers that are undertaken for commercial purposes or to supply liquidity to the market when it is commercially reasonable to do so. Such trading activity also has provided a mechanism for accumulating shares that were used to meet conversions into our shares of bonds issued by us and other affiliated companies and to make offerings of shares. Prior to entering the continuous market, such trading took place mainly on the Madrid Stock Exchange during the trading session or in subsequent block trades. Entry into the continuous market has reduced the need for our subsidiaries to intervene in the market for the shares due to imbalances of supply and demand. We expect that our subsidiaries may continue to purchase and sell our shares from time to time.

Our trading activities in our shares are limited to those set forth above. No affiliated company acts as a “market maker” as that term is understood in the United States securities markets. The continuous market is driven by orders, which are matched by the market’s computer system according to price and time entered. Banco Santander Central Hispano’s and Banesto’s broker subsidiaries, Santander Central Hispano Bolsa, Sociedad de Valores, S.A., (“Santander Central Hispano-SVB”) and Banesto, Bolsa, S.A., S.V.B., and the other brokers authorized to trade on the continuous market (“Member Firms”) are not required to and do not serve as market makers maintaining independently established bid and ask prices. Rather, Member Firms place orders for their customers, or for their own account, into the market’s computer system. If an adequate counterparty order is not available on the continuous market at that time, the Member Firm may solicit counterparty orders from among its own clients and/or may accommodate the client by filling the client’s order as principal.

Under the Corporations Law of Spain, a company and its subsidiaries are prohibited from purchasing shares of the company in the primary market. However, purchase of the shares is permitted in the secondary market provided that: (1) the aggregate of such purchases (referred to as “treasury stock” or “autocartera”) and the shares previously held by the company and its subsidiaries does not exceed 5% of the total capital stock of the company, (2) the purchases are authorized at a meeting of the shareholders of the acquiring company and the acquiring company’s parent, if any, and (3) the acquiring company and its parent, if any, create reserves equal to the book value of the treasury stock included in its assets.

The law requires that the “Comisión Nacional del Mercado de Valores” (CNMV) be notified each time the level of treasury stock reaches 1% of the outstanding capital stock, regardless of any other preceding sales. Prior to adoption of the Corporations Law in 1989, treasury stock shares were considered to be outstanding for all purposes under Spanish law (except for calculating capital ratios pursuant to Bank of Spain requirements). The Corporations Law establishes, in relation to the treasury stock shares (held by us and our affiliates), that the exercise of the right to vote and other non-financial rights attached to them shall be suspended. Financial rights arising from treasury stock held directly by us, with the exception of the right to allotment of new bonus shares, shall be attributed proportionately to the rest of the shares.

The portion of trading volume in the shares represented by purchases by our subsidiaries has varied widely from day to day and from month to month and may be expected to do so in the future. In 2002, 14.9% of the volume traded of the shares was effected not as a principal by Santander Central Hispano-SVB and 2.3% was effected not as a principal by Banesto Bolsa, S.A., S.V.B. The portion of trading volume in the shares allocable to purchases and sales as principal by our companies was approximately 8.1% in the same period. The monthly average percentage of outstanding shares held by our subsidiaries ranged from 0.274% to 0.443% in 2002. Our consolidated subsidiaries held 3,851,465 of our shares (0.08% of our total capital stock) at December 31, 2002.

Back to Contents

D. Selling shareholders.

Not Applicable

E. Dilution.

Not Applicable

F. Expense of the issue.

Not Applicable

Item 10. Additional Information.

A. Share capital.

Not Applicable

B. Memorandum and articles of association.

The following summary of the material terms of our by-laws is not meant to be complete and is qualified by reference to our by-laws. Because this is a summary, it does not contain all the information that may be important to you. You should read our by-laws carefully before you decide to invest. Copies of our by-laws are incorporated by reference.

General

As of December 31, 2002, share capital is €2,384,201,471.50 represented by a single class of 4,768,402,943 book-entry Banco Santander Central Hispano shares with a nominal value of €0.50 each. Since that date, our share capital has not changed. All of our shares are fully paid and non-assessable. Spanish law requires that bank-listed equity securities be issued in book-entry form only.

Register

Banco Santander Central Hispano is registered with the Commercial Registry of Santander (Finance Section). The Bank is also recorded in the Special Registry of Banks and Bankers with registration number 0049, and its fiscal identification number is A-39000013.

Corporate Object and Purpose

Article 12 of our by-laws states that the corporate objective and purpose of Banco Santander Central Hispano consist of carrying-out all types of activities, operations and services specific to the banking business in general and which are permitted under current legislation and the acquisition, holding and disposal of all types of securities.

Certain Provisions Regarding Shareholder Rights

As of the date of the filing of this report, Banco Santander Central Hispano’s capital is comprised of only one class of shares, all of which are ordinary shares and have the same rights.

Our by-laws do not contain any provisions relating to sinking funds.

Our by-laws do not specify what actions or quorums are required to change the rights of holders of our stock. Under Spanish law, the rights of holders of stock may only be changed by an amendment to the by-laws of the company that complies with the requirements explained below under “Meetings and Voting Rights.”

Meetings and Voting Rights

We hold our annual general shareholders meeting during the first six months of each fiscal year on a date fixed by the board of directors. Extraordinary meetings may be called from time to time by the board of directors whenever the Board considers it advisable in corporate interests, and whenever so requested by stockholders representing 5% of the outstanding share capital of Banco Santander Central Hispano. Notices of all meetings are published in the Official Gazette of the Mercantile Register and in one of the local newspapers having the largest circulation in the province where the registered office of Banco Santander Central Hispano, S.A. is located. Our last ordinary general meeting of shareholders was held on June 21, 2003 and our last extraordinary general meeting of shareholders was held on February 9, 2002.

Back to Contents

Each Banco Santander Central Hispano share entitles the holder to one vote, although only registered holders of at least 100 Banco Santander Central Hispano shares are entitled to attend stockholders meetings. Holders of fewer than 100 Banco Santander Central Hispano shares may aggregate their Banco Santander Central Hispano shares by proxy and select a representative to attend the stockholders meeting. Our by-laws do not contain provisions regarding cumulative voting.

As an exception to the general rule that entitles the holder of each Banco Santander Central Hispano share to one vote, our by-laws presently provide that, except when in representation of another shareholder or shareholders, none of which considered as a group or individually are casting a number votes greater than those corresponding to shares representing 10% of the share capital present at the meeting or represented therein, no shareholder may cast a number of votes greater than those corresponding to shares representing 10% of the share capital present at the meeting or represented therein. This provision is applicable to the aggregation of votes corresponding to shares held by companies pertaining to a same group of companies and to the aggregation of votes corresponding to shares held by an individual and the companies controlled by the same. The ordinary General Meeting held on June 21, 2003 passed a proposal by the Board of Directors to amend the by-laws to, among other things, remove this limitation on voting. This amendment, which is pending administrative authorization and official registration on the Mercantile Register, is more fully explained below.

Any Banco Santander Central Hispano share may be voted by proxy. Proxies may be given only to shareholders who are entitled to attend the shareholders meeting and are acting in their individual capacity, must be in writing and are valid only for a single meeting.

Only registered holders of Banco Santander Central Hispano shares of record at least five days prior to the day on which a meeting is scheduled to be held may attend and vote at such meeting. As a registered shareholder, the depositary will be entitled to vote the Banco Santander Central Hispano shares underlying the Banco Santander Central Hispano ADSs. The deposit agreement requires the depositary to accept voting instructions from holders of Banco Santander Central Hispano ADSs and to execute such instructions to the extent permitted by law.

In general, resolutions passed by a general meeting are binding upon all shareholders. In certain circumstances, Spanish law gives dissenting or absent shareholders the right to have their Banco Santander Central Hispano shares redeemed by us at prices determined in accordance with established formulae. Banco Santander Central Hispano shares held by our affiliates are counted for purposes of determining quorums but may not be voted by the affiliates.

In accordance with Spanish law, a quorum on first call for a duly constituted ordinary or extraordinary general meeting of shareholders requires the presence in person or by proxy of shareholders representing 25% of our subscribed voting capital. On second call there is no quorum requirement. Notwithstanding the above, a quorum of 50% of our subscribed voting capital is required on the first call to approve any of the following actions:

(i)	issuance of bonds;

(ii)	increase or reduction of share capital;

(iii)	transformation of Banco Santander Central Hispano (change in corporate nature);

(iv)	merger, split or spin-off;

(v)	any other amendment of our by-laws; and

(vi)	dissolution.

A quorum of 25% of the subscribed voting capital is required to vote on such actions on the second call.

Resolutions at general meetings are passed by a simple majority of the voting capital present or represented at the meeting. A two-thirds majority of our present or represented voting capital is required to approve the following actions when the shareholders meeting is held on second call and less than 50% of our subscribed voting capital are present:

(i)	issuance of bonds;

(ii)	merger (in the event that we acquire another company);

(iii)	increase or reduction of share capital; and

(iv)	any other amendment of our by-laws, except those which require a 70% majority.

Back to Contents

A 70% majority of our voting capital present or represented in the shareholders meeting on first or second call shall be necessary to approve the following:

(i)	transformation (change in corporate nature);

(ii)	substitution of the corporate purpose;

(iii)	merger (except if we take over a company);

(iv)	dissolution;

(v)	split or spin-off;

(vi)	global assignment of assets and liabilities; and

(vii)	the modification or amendment of certain articles of our by-laws, such as:

•	number of votes attributable to each ordinary share;

•	maximum number of votes conferred on each shareholder;

•	required qualifications to be appointed as a director of Banco Santander Central Hispano;

•	required qualifications to be appointed president of our board of directors; and

•	the supermajority provisions.

The last ordinary General Meeting passed a proposal by the Board of Directors to amend our by-laws to, among other things, remove from them this 70% majority vote requirement to approve the actions described above. This together with the other changes in our existing by-laws discussed in this Item 10 are summarized in the paragraph below.

In order to guarantee equal treatment for all Banco Santander Central Hispano shareholders, and to reinforce their control of certain decisions of particular importance, the ordinary General Meeting held on June 21, 2003 passed a proposal by the Board of Directors to, among others, modify articles 17, 24, and 30 of our by-laws. Such modifications, which are pending administrative authorization and official registration on the Mercantile Register, will result in the elimination of: a) the limit on the maximum number of votes which a holder holding more than 10% of the capital present and represented at the shareholders meeting can cast; b) the requirement of a 70% majority of the capital present or represented in a shareholders meeting in order to approve certain actions by the Bank; and c) the requirement to hold, at least, 100 shares of the Bank for a minimum of three years prior to being eligible to serve as a director of the Bank.

Changes in Capital

Any increase or reduction in share capital must be approved at the general meeting in accordance with the procedures explained above in the section entitled “Meetings and Voting Rights.”

Dividends

We normally pay a yearly dividend in advance in quarterly installments in July, October and January and a complementary dividend that is generally paid in April of the following year, upon approval at the shareholders meeting. We and our domestic banking subsidiaries are subject to certain restrictions on dividend payments, as prescribed by the Ministry of Economy and the Bank of Spain. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Restrictions on Dividends”.

Our by-laws establish that any available profits shall be distributed in the following order: first, the legally required amounts are placed into the compulsory reserves. Next, our board of directors will assign such amounts it considers appropriate to voluntary reserves and pension funds. After separating the amount which should be carried forward, if the board deems it advisable, the remaining amount will be divided equally amongst our shareholders under the limitations imposed by Spanish law.

Our by-laws also dictate that non-voting shares shall receive a minimum annual dividend of 5% of the capital paid out in respect of each such share in accordance with the “Ley de Sociedades Anónimas” (Corporations Act).

Back to Contents

The amount, time and form of payment of the dividends, to be distributed amongst the shareholders in proportion to their paid-in capital will be established by resolutions adopted at the general meeting.

A shareholder’s dividend entitlement lapses five (5) years after the dividend payment date.

Preemptive Rights

In the event of a capital increase, each shareholder has a preferential right by operation of law to subscribe for shares in proportion to its shareholding in each new issue of Banco Santander Central Hispano shares. However, this right may be excluded under certain circumstances by specific approval at the shareholders meeting and this right is deemed excluded in the relevant capital increase when the shareholders meeting approves:

•	capital increases following conversion of convertible bonds into Banco Santander Central Hispano shares; or

•	capital increases due to the absorption of another company or of part of the spun-off assets of another company.

If capital is increased by the issuance of new shares in return for capital from certain reserves, the resulting new Banco Santander Central Hispano shares will be distributed pro rata to existing shareholders.

Redemption

Our by-laws do not contain any provisions relating to redemption of shares. Nevertheless, pursuant to Spanish law, redemption rights may be created at a duly held general shareholders’ meeting. Such meeting will establish the specific terms of any redemption rights created.

Registration and Transfers

The Banco Santander Central Hispano shares are in book-entry form. We maintain a registry of stockholders. We do not recognize more than one person as the person entitled to vote each share in the shareholders meeting.

Under Spanish law and regulations, transfers of shares quoted on a stock exchange are normally made through a “Sociedad y Agencia de Valores”, credit entities and investment services companies, that are members of the Spanish stock exchange.

Transfers executed through stock exchange systems are implemented pursuant to the stock exchange clearing and settlement procedures of Iberclear. Transfers executed “over the counter” are implemented pursuant to the general legal regime for book entry transfer, including registration by Iberclear.

Liquidation Rights

Upon a liquidation of Banco Santander Central Hispano, our shareholders would be entitled to receive pro rata any assets remaining after the payment of our debts, taxes and expenses of the liquidation. Holders of non-voting shares, if any, will receive reimbursement of the amount paid before any amount is distributed to the holders of voting shares.

Change of Control

Our by-laws do not contain any provisions that would have an effect of delaying, deferring or preventing a change in control of the company and that would operate only with respect to a merger, acquisition or corporate restructuring involving Banco Santander Central Hispano or any of our subsidiaries. Nonetheless, certain aspects of Spanish law described in the following section may delay, defer or prevent a change of control of the Bank or any of our subsidiaries in the event of a merger, acquisition or corporate restructuring.

Legal Restrictions on Acquisitions of Shares in Spanish Banks

Certain provisions of Spanish law require notice to the Bank of Spain prior to the acquisition by any individual or corporation of a substantial numbers of shares of a Spanish bank.

Any individual or corporation that wishes to acquire, directly or indirectly, a significant participation (participación significativa) in a Spanish bank must give advance notice to the Bank of Spain describing the size of such participation, its

Back to Contents

terms and conditions, and the anticipated closing date of the acquisition. “Significant participation” is defined as 5% of the outstanding share capital or voting rights of the bank or any lesser participation that gives the acquirer effective influence or control over the target bank.

In addition, advance notice must be given to the Bank of Spain of any increase, direct or indirect, in any significant participation at each of the following levels of ownership: 10%; 15%; 20%; 25%; 33%; 40%; 50%; 66% and 75%. Notice to the Bank of Spain is also required from anyone who, as a result of the contemplated acquisition, may attain sufficient power to control the credit entity.

Any acquisition mentioned in the preceding sentence to which the required notice was not given or even if given, a three month period after receipt of notice has not yet elapsed, or that is opposed by the Bank of Spain will have the following effects: (1) the acquired shares will have no voting rights, (2) the Bank of Spain may seize control of the bank or replace its board of directors and (3) a fine may be levied on the acquirer.

The Bank of Spain has three months after the receipt of notice to object to a proposed transaction. Such objection may be based on finding the acquirer unsuitable on the basis of its commercial or professional reputation, its solvency or the transparency of its corporate structure. If three months elapse without any word from the Bank of Spain, its authorization is deemed granted. However, absent objection by the Bank of Spain, it may extend the period for closing the proposed transaction.

Any individual or institution that plans to sell its significant participation, or reduce it to one of the above-mentioned levels of ownership, or because of any sale will lose control of the entity, must provide advance notice to the Bank of Spain indicating the amount of the transaction and its anticipated closing date. Failure to comply with these requirements may subject the offending party to penalties.

Credit entities must notify the Bank of Spain as soon as they become aware of any acquisition or transfer of significant shares of its stock capital that exceeds the above-mentioned percentages. In addition, credit entities are required to provide periodic reports to the Bank of Spain describing the composition of and significant alterations to the ownership of the capital stock of the credit entity. This information must also provide, the level of ownership, regardless of the amount, of any other financial entities in the capital stock of the credit entity.

If the Bank of Spain determines at any time that the influence of a person who owns a significant participation of a bank may adversely affect the bank’s financial situation, it may request that the Ministry of Economy: (1) suspend the voting rights of such person’s shares for a period not exceeding 3 years; (2) seize control of the bank or replace its board of directors; or (3) revoke the bank’s license.

The Bank of Spain also requires each bank to publish a list, dated on the last day of each quarter and during April, July, October and January of all its shareholders that are financial institutions and all other shareholders that own at least 0.25% of the bank’s total equity. Furthermore, banks are required to inform the Bank of Spain as soon as they become aware, and in any case not later than in 15 days after, of each acquisition by a person or a group of at least 1% of such a bank’s total equity.

Tender Offers

Royal Decree 432/2003 of April 11, 2003 (“RD 432/2003”) modifies the current regulations on tender offers set forth by Royal Decree 1197/1991 of July 26, 1991 (“RD 1197/1991”) reinforcing the protection of minority shareholders and introducing certain changes intended to make the tender offer regime more flexible.

RD 432/2003 introduces additional scenarios which impose the mandatory launching of a tender offer. A person or entity must first launch a tender offer if it proposes to acquire a significant shareholding (25% or more) in the voting stock of the target company’s shares (or certain other equivalent securities that may directly or indirectly give the right to subscribe for shares) of a publicly-traded Spanish company. The tender offer must be for shares representing, at least, 10% and up to 100% of the target’s company capital ,contingent on the final percentage of the capital of such target company to be acquired (basically, 25% or more or 50% or more). Also, the launching of a tender offer is mandatory for the acquisition of shares representing 6% or more of the capital of the target company during any twelve-month period when the offeror holds a stake between 25% and 50% of the target’s company capital.

Tender offers are mandatory also, even without reaching the stake thresholds mentioned above, if such person or entity intends to appoint more than one third but less than half plus one of the target company’s Board or more than half of the directors of the target company’s Board.

These new cases also require the mandatory launching of a tender offer if, within two years from the date of the acquisition, the offeror nominates and appoints more than one third but less that half of the target company’s Board or more than one half of the target company’s Board.

Back to Contents

Finally, RD 432/2003 modifies the exceptions to the mandatory launching of a tender offer; it allows for conditional tender offers upon certain requirements being met and it substantially modifies the regime of competing tender offers.

Reporting Requirements

The acquisitions or transfers of shares of any company listed on a Spanish Stock Exchange where, following the transaction, the acquiror’s ownership participation reaches 5% or any multiple of 5% of the capital stock of such company, or the seller’s participation is reduced from one of the above mentioned levels of ownership, must be reported, within 7 business days after such acquisition or transfer. The reporting must be made to the company that issued the traded shares, to the Governing Companies (Sociedades Rectoras) of the Spanish stock exchanges on which such company is listed, and to the Comisión Nacional del Mercado de Valores. This threshold percentage will be 1%, or any multiple of 1%, whenever the acquirer, or the person who acts on his/her behalf, is resident of a tax haven as defined in accordance with Royal Decree 1080/1991, or of a country or territory where there is no authority entrusted with the supervision of the securities markets, or when the designated authority declines to exchange information with the Comision Nacional del Mercado de Valores. The Minister of Finance is required to specify countries and territories in such cases, as proposed by the Comisión Nacional del Mercado de Valores.

In addition, any company listed on a Spanish stock exchange must report any acquisition by such company (or a subsidiary) of the company’s own shares if the acquisition, together with any acquisitions since the date of the last report, causes the company’s ownership of its own shares to exceed 1% of its capital stock. See “Item 9. The Offer and Listing—Banco Santander Central Hispano Shares—Trading by Banco Santander Central Hispano’s Subsidiaries in the Shares.”

The directors of any company listed on a Spanish stock exchange must report to the Comisión Nacional del Mercado de Valores, to the Governing Companies (Sociedades Rectoras) of the Stock Exchanges on which the company is listed, and to the company itself, the amount of shares or option rights over the company’s shares that they hold at the time of their appointment (or, if applicable, report that they own no shares or options) directly, through companies they control or any other intemediary, regardless of the amount, and must report all acquisitions or transmissions of shares in the company, regardless of the amount that they carry out by themselves or by means of either the companies they control or an intermediary. The directors must also report the acquisition or transfer of option rights over the company’s shares.

In addition, managers of any listed company must report to the Comision Nacional del Mercado de Valores the acquisition of shares and option rights over shares as a result of a compensation plan related to the shares’ price. Any change of the aforesaid plans must be also reported.

Board of Directors

Our Board of Directors may be made up of a minimum of 14 and a maximum of 30 members, appointed by the general meeting of shareholders. Members of the Board of Directors are elected for an initial term of three years but can be re-elected. One third of the members of the Board are elected each year. The Board of Directors will endeavor for the external or non-executive directors to represent a majority of the members of the Board, and that a reasonable number of independent directors be part of the external ones.

Certain Powers of the Board of Directors

The actions of the members of the board are limited by Spanish law and certain general provisions contained in our by-laws. For instance, Article 31 of our by-laws states that the directors will be liable to Banco Santander Central Hispano, to our shareholders and to our corporate creditors for any damages that they may cause by acts which are contrary to Spanish law or to the by-laws. Furthermore, the directors will be liable for any acts that are carried out without observing the formalities that would be followed by a responsible business person and a trustworthy representative.

The board of directors may pass resolutions in order to establish the amount of each payment of any capital call with respect to partially paid-in shares. The board will also establish the period within which the payments must be made and other details, all of which must be published in the “Boletín Oficial del Registro Mercantíl” (the Official Gazette of the Mercantile Register). Any delays in the payment of capital calls will bear interest starting from the day payment is due and without the need for any judicial or extra-judicial summons. We will also be able to take any action authorized by law to collect such sums.

Pursuant to our by-laws, our board of directors has the power to allocate up to 5% of our annual net income to its own compensation. See also “Item 6. Directors, Senior Management and Employees—B. Compensation”.

Back to Contents

Board of Director Qualification

There are no mandatory retirement provisions due to age for board members in our by-laws or in the regulations of our board of directors. These regulations contain provisions relating to the cessation of directorship for other reasons.

Only the following shall be eligible to hold the office as Directors of Banco Santander Central Hispano, S.A.:

•
Shareholders holding at least one hundred shares of Banco Santander Central Hispano for a period of at least three years prior to their designation as directors. Such requirement of precedence is not necessary when the designation is made by three-quarters of the board by co-option, or whenever the designation or ratification of such appointment is made at a general meeting of shareholders on the basis of a proposal approved by at least three-quarters of the board; or

•	Persons who hold or have held senior management positions within Santander Central Hispano or any of its subsidiaries.

The ordinary General Meeting held on June 21, 2003 passed the proposal by the Board of Directors to modify, among others, article 30 of our by-laws. Once administrative authorization is obtained and the amended by-laws are officially registered on the Mercantile Register, it will eliminate each of the two requirements described above so that, subject to legal limitations, any person will be eligible to serve as a Director of Banco Santander Central Hispano, S.A. without having to be a shareholder of the Bank. See “Item 9. Meeting and Voting Rights”.

C. Material contracts.

During the past two years, the Bank was not a party to any contract outside its ordinary course of business that was material to the Group as a whole.

D. Exchange controls.

Restrictions on Foreign Investments

Under present regulations, foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation on the amount other than applicable taxes. See “Taxation”. The Spanish stock exchanges and securities markets are open to foreign investors. Royal Decree 664/1999, on Foreign Investments (April 23, 1999), established a new framework for the regulation of foreign investments in Spain which, on a general basis, will no longer require any prior consents or authorizations from authorities in Spain (without prejudice to specific regulations for several specific sectors, such as television, radio, mining, telecommunications, etc.). Royal Decree 664/1999 requires notification of all foreign investments in Spain and liquidations of such investments upon completion of such investments to the Investments Registry of the Ministry of Economy, strictly for administrative statistical and economical purposes. Only investments from “tax haven” countries (as they are defined in Royal Decree 1080/1991), shall require notice before and after performance of the investment, except that no prior notice shall be required for: (1) investments in securities or participations in funds of the investment that are registered with the CNMV and (2) investments that do not increase the foreign ownership of the capital stock of a Spanish company to over 50%. In specific instances, the Counsel of Ministers may agree to suspend, all or part of, Royal Decree 664/1999 following a proposal of the Minister of Economy, or, in some cases, a proposal by the head of the government department with authority for such matters and a report of the Foreign Investment Body. These specific instances include a determination that the investments, due to their nature, form or condition affect activities, or may potentially affect activities relating to the exercise of public powers, national security or public health. Royal Decree 664/1999 is currently suspended for investments relating to national defense. Whenever Royal Decree 664/1999 is suspended, the affected investor must obtain prior administrative authorization in order to carry out the investment.

E. Taxation.

The following is a discussion of the material Spanish and U.S. federal income tax consequences to you of the acquisition, ownership and disposition of the ADSs or shares.

This discussion only applies to you if you are a beneficial owner of shares or ADSs and are:

•	a citizen or resident of the United States for United States federal income tax purposes,

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state of the United States,

Back to Contents

•	an estate or trust the income of which is subject to United States federal income tax without regard to its source.

The discussion of Spanish tax consequences below applies to you only if you are a non-resident of Spain and ownership of ADSs or shares is not effectively connected with a permanent establishment or fiscal base in Spain and only to U.S. residents entitled to the benefits of the Spanish-U.S. income tax treaty.

You should consult your own tax adviser as to the particular tax consequences to you of owning the shares or ADSs including your eligibility for the benefits of any treaty between Spain and the country of your residence for the avoidance of double taxation, the applicability or effect of any special rules to which you may be subject, and the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

For purposes of the Spanish-U.S. income tax treaty and the U.S. Internal Revenue Code of 1986, as amended, United States holders of ADRs will generally be treated as the owners of the ADSs evidenced by the ADRs and of the shares represented by such ADSs.

Spanish tax considerations

The following is a summary of material Spanish tax matters and is not exhaustive of all the possible tax consequences to you of the acquisition, ownership and disposition of ADSs or shares. This discussion is based upon the tax laws of Spain and regulations thereunder, which are subject to change, possibly with retroactive effect.

Taxation of dividends

Under Spanish law, if you do not reside in Spain for tax purposes, dividends paid by a Spanish resident company to you are subject to Spanish Non-Resident Income Tax at a 15% rate, which is also the rate to which you may be entitled to under the Spain-US Income Tax Treaty.

We will levy the withholding tax on the gross amount of dividends at a 15% tax rate, following the procedures set forth by the Order of April 13, 2000.

Taxation of capital gains

Under the Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. For Spanish tax purposes, income obtained by you if you are a U.S. resident from the sale of ADSs or shares will be treated as capital gains. Spanish non-resident income tax is currently levied at a 35% tax rate on capital gains obtained by persons not residing in Spain for tax purposes who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation.

Notwithstanding the above, capital gains derived from the transfer of shares in an official Spanish secondary stock market by any holder who is resident in a country that has entered into a treaty for the avoidance of double taxation with Spain containing an “exchange of information” clause will be exempt from taxation in Spain. In addition, under the Spain-U.S. Income Tax Treaty, capital gains realized by you upon the disposition of ADSs or shares will not be taxed in Spain provided you have not held, directly or indirectly, 25% of our capital during the twelve months preceding the disposition of the stock. You may be required to establish that you are entitled to this exemption by providing to the relevant Spanish tax authorities an IRS certificate of residence in the United States, together with the appropriate Spanish tax form, not later than 30 days after the capital gain was realized.

Spanish wealth tax

Individuals not residing in Spain who hold shares or ADSs located in Spain are subject to the Spanish wealth tax (Spanish Law 19/1991), which imposes a tax on property located in Spain on the last day of any year. The Spanish tax authorities may take the view that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, non-residents of Spain who held shares or ADSs on the last day of any year would be subject to the Spanish wealth tax for such year at marginal rates varying between 0.2% and 2.5% of the average market value of such shares or ADSs during the last quarter of such year.

Spanish inheritance and gift taxes

Transfers of shares or ADSs upon death or by gift are subject to Spanish inheritance and gift taxes (Spanish Law 29/1987) if the transferee is a resident in Spain for tax purposes, or if the shares or ADSs are located in Spain at the time of gift or death, regardless of the residence of the beneficiary. In this regard, the Spanish tax authorities may determine that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. The applicable tax rate, after applying all relevant factors, ranges between 0 and 81.6% for individuals.

Back to Contents

Gifts granted to corporations non-resident in Spain are subject to Spanish Non-Resident Income Tax at a 35% tax rate on the fair market value of the shares as a capital gain. If the donee is a United States corporation, the exclusions available under the Treaty described in the section “Taxation of capital gains” above will be applicable.

Expenses of transfer

Transfers of ADSs or shares will be exempt from any transfer tax or value-added tax. Additionally, no stamp tax will be levied on such transfers.

U.S. Tax Considerations

The following summary describes the material United States federal income tax consequences of the acquisition, ownership and disposition of ADSs or shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The summary applies only to U.S. Holders (as described below) that hold ADSs or shares as capital assets for tax purposes and does not address special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	holders holding ADSs or shares as part of a hedge, straddle or conversion transaction;

•	holders whose “functional currency” is not the U.S. dollar;

•	holders liable for alternative minimum tax;

•	tax exempt organizations;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; or

•	holders that own 10% or more of our voting shares.

The summary is based upon tax laws of the United States including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which may affect the tax consequences described herein possibly with retroactive effect. In addition, the summary is based on the Convention Between the United States and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”) and is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms. Prospective purchasers of the ADSs or shares are urged to consult their own tax advisers as to the United State s, Spanish or other tax consequences of the purchase, ownership and disposition of ADSs or Shares in their particular circumstances, including the effect of any U.S. state or local tax laws.

As used herein, a “U.S. Holder” is a beneficial owner of ADSs or shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the holders of the underlying shares represented by those ADRs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Accordingly, the analysis of the creditability of Spanish taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

Back to Contents

Taxation of Distributions

To the extent paid out of our current or accumulated earnings and profits (as determined in accordance with United States federal income tax principles), distributions, including any Spanish withholding tax, made with respect to ADSs or shares (other than certain distributions of our capital stock or rights to subscribe for shares of our capital stock) will be includible in the income of a U.S. Holder as ordinary dividend income. Such dividends will not be eligible for the “dividends received deduction” generally allowed to corporations under the Code. To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the ADSs or shares, and thereafter as capital gain. The amount of the distribution will equal the U.S. dollar value of the euros received, calculated by reference to the exchange rat e in effect on the date such distribution is received (which, for U.S. Holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any euros received into U.S. dollars at that time. Any gains or losses resulting from the conversion of euros into U.S. dollars will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source. Dividends generally will constitute foreign source “passive” or “financial services” income for U.S. foreign tax credit purposes.

Dividends paid to a non-corporate U.S. holder paid before January 1, 2009 will be taxed at a maximum rate of 15% if certain holding period requirements are met.

Subject to certain generally applicable limitations, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Spanish withholding taxes. A U.S. Holder may be required to recognize ordinary income or loss attributable to currency fluctuations upon its receipt of a refund in respect of Spanish withholding tax to the extent that the U.S. dollar value of the refund differs from the U.S. dollar equivalent of the refund amount on the date the underlying dividend was received.

A U.S. Holder must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends. U.S. Holders are urged to consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

Sale and Other Disposition of ADSs or Shares

Subject to the discussion of the passive foreign investment company rules below, gain or loss realized by a U.S. Holder on the sale or exchange of ADSs or shares will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the ADSs or shares and the amount realized on the disposition. Gain or loss, if any, will be U.S. source for foreign tax credit purposes. The deductibility of capital losses is subject to limitations. Long-term capital gain of a non-corporate U.S. holder is generally taxed at a preferential rate.

Passive Foreign Investment Company Rules

We believe that we are not a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes for the taxable year 2002. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25 percent owned equity investments) from time to time, and based upon certain proposed Treasury Regulations that are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we will not be considered a PFIC for any taxable year.

In the event we are a PFIC, certain unintended tax consequences could apply to you.

Information Reporting and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends on, and the proceeds from a sale or other disposition of, ADSs or Shares. A U.S. Holder will be subject to United States backup withholding tax on these payments if the United States Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

F. Dividends and paying agents.

Not Applicable

G. Statement by experts.

Not Applicable

Back to Contents

H. Documents on display.

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. In addition, the SEC maintains a Web site that contains information filed electronically with the SEC, which can be accessed over the internet at http://www.sec.gov.

I. Subsidiary information.

Not Applicable

Back to Contents

Item 11. Quantitative and Qualitative Disclosures About Market Risks

Introduction

Our risk management activities involve the integrated qualification and quantification of the different types of risk (credit risk, operational risk, environmental risk and market risk) which are assumed by our business units in their activities.

We have divided this section, according to the primary risks faced by the Group, in the following five parts:

•	Organization of Risk Management;

•	Credit Risk;

•	Operational Risk;

•	Environmental Risk; and

•	Market Risk;

Part 1. Organization of Risk Management

We regard risk management as one of our most important tasks in order to generate value on a sustained basis.

The model of management is the same for all of our units, without detriment to the adaptations that have to be made to local markets. As well as producing a better organization of risk admission, putting all units on the same footing enables comparisons to be properly made.

This approach allows the different risks to be identified, measured in homogeneous terms and integrated so that our global exposure is known and managed from different perspectives (products, groups of clients, segments, economic sectors, geographic areas, businesses, etc).

In 2002, we unified the areas of Latin America Commercial Banking Credit Risks, Recoveries, Corporate and Counterparty under the Credit Risks Area which, together with Market Risks and Integrated Risk Management, comprise the Risks Division. This division reports to the third Vice-Chairman of Santander Central Hispano and Chairman of the Risks Committee of the Board of Directors. This committee:

•	sets the Group’s risk policies, in accordance with the Board’s Executive Committee;

•	sets the risk limits and the levels of authority delegated;

•	at regular meetings, ensures that the risk levels assumed at the individual and global level meet the targets set;

•	resolves transactions beyond the powers delegated to bodies immediately below;

•	receives regular and specific presentations on important matters that it should know about or decide upon;

•	regularly reviews the exposures to main clients, economic sectors, geographic areas and risk categories; and

•	supervises the fulfillment of risk objectives, the tools used to manage risk, the measures being taken to improve risk management and any other actions undertaken in this Area.

The approach is in line with the guidelines of the New Basle Accord, which ensure independence and the necessary capacity to supervise the development of general strategies of organization, as well as the consistency and coherence with the business plans established by senior management.

Back to Contents

Part 2. Credit risk

Our management of credit risk is concerned with the identification, measurement, integration, control and evaluation of our different credit exposures and their risk-adjusted profitability from a global perspective as well as within each area of activity.

The organization of the risk management function in our different banks, both in Spain and abroad, is based on the principles and basic organizational structure of the parent bank in Spain.

At the end of 2002, 60.4% of our credit risk with clients (lending and guarantees) was with entities in Spain (including the parent bank). The rest of Europe accounted for 18.7% of our credit risk with clients. The subsidiaries in Latin America accounted for 18.8%; the rest of the Group accounted for 2.1% of the credit risk.

The following table shows the Group’s credit risk (loans and guarantees) with clients as of December 31, 2002.

The Group’s NPL ratio stood at 1.89% at the end of 2002, compared to 1.86% a year earlier, well below the 2.26% at the end of 2000.

The credit risk management process is carried out according to the type of customer, the product provided and the different phases of the lending process.

Back to Contents

The credit risk management with global clients (governments, companies and multinational financial groups) is done on a centralized basis, setting global limits of exposure for the Group as a whole.

Santander Central Hispano’s risk model makes a distinction between treatment of personalized and «global management» risks (large and medium-sized companies) and standardized treatment risks (small firms, businesses and individuals).

Company segment monitoring is backed up by a «special watch system» (FEVE) which determines the policy to be followed with companies or groups that are placed in the system. This system is applied, with the particular features of each market and entity, to our main banks in Spain and abroad.

Santander Central Hispano Spain: Distribution of credit risk among companies according to Special Watch Classification
	Balance	%

	(in millions of euros)
Not in Special Watch	42,328	85.9
Track	4,693	9.5
Reduce	1,654	3.4
Secure	100	0.2
Extinguish	520	1.1

Total	49,295	100.0

At the end of 2002, the risks under special watch in the parent bank in Spain classified in the three more serious categories (reduce, secure and extinguish) amounted to €2,274 million, 4.7% if the managed portfolio and 22% less than in 2001. The most serious classification (extinguish) remained at around 1% of the balances.

Credit risk management incorporates, in its last phase, recoveries of loans which finally turned out to be unpaid.

Recovery of smaller unpaid loans is done, in a first phase, through telephone centers. These centers, equipped with powerful information and communications systems, lead to the recovery of a high percentage of this type of risks by telephoning clients a few days after non- payment. Specialized managers are used to recover larger and more complex amounts of unpaid loans.

Despite a less favorable economic environment in 2002 in Spain, net entries of non-performing loans (entries less recoveries) in Santander Central Hispano commercial banking in Spain were 22% lower than in 2001 at €176 million, well below the budgeted level. The level of recovery improved to 93.4% of entries (89.4% in 2001).

Internal rating systems

Risk management is carried out through our own scoring system, adapted for each specific customer segment, which enables us to measure the risk of each customer and transaction from the outset. The evaluation of the customer obtained after analyzing the relevant risk factors is then adjusted on the basis of the specific features of the transaction (such as its maturity, the presence of guarantees and type of transaction). The risk rating assigned in the admission phase is constantly reviewed during the subsequent risk monitoring stage.

Back to Contents

Each rating is assigned a certain probability of non-payment on the basis of historic experience which, together with the transaction’s features, enables the Group to determine the expected loss associated with the transaction and the client, a cost which is charged to the Return on Risk Adjusted Capital (RORAC) calculation.

The graph on the left shows the distribution by rating of the companies that compound Santander Central Hispano Spain’s credit risk portfolio. The graph on the right shows the distribution of credit risk to companies according to the ratings of such companies.

Lending to individuals

Santander Central Hispano has developed a computerized system that automatically qualifies or disqualifies clients applying for credit and enables us to anticipate the non-performing loan ratio in transactions with individuals. This system enables us to calculate expected losses in our portfolios, which in turn allows us to estimate the provisions needed for non-performing loans, in accordance with the recommendations of the regulatory authorities, as well as to set risk adjusted prices at the time of admission.

Each curve of the graph below shows NPLs as a percentage of the transactions made in a specific year («vintage»), where the performance over the life of the transaction of each «vintage» can be observed.

The historic record of our data base enables us to simulate future performances (as is the case for the 2003 results in the figure below).

Back to Contents

Master scale

The Bank has a master scale used to conform the different ratings which are used in the various type of customers that we have (at given anticipated NPL ratios). In this way, the master scale creates a common language, translating any scoring system from different segments to a uniform risk management system which uses a scale of 0 to 9.3. In turn, this master scale is indexed to the values of the external rating agencies.

Internal model of risks and BIS II

Santander Central Hispano continued to work in 2002 on matters concerning the New Basle Capital Accord.

Based on its commitment to the internal models promoted by the Bank of Spain in Circular 9/99, its Leadership Project and the Master Plan approved in 2002 to establish the BIS II internal models in the different units and geographic areas, the Group made the following progress in 2002:

•	Master Plans adapted to the situation of each country and specific units, after completing the phases of analysis and diagnosis (Brazil, Mexico, Chile, Puerto Rico, Portugal, Hispamer, Bansafina, consumer lending portfolios in Germany and Italy).

•	Designing teams of local risk controllers for each country/unit.

•	Standardized monthly databases with the information needed to measure risk.

•	Specific calendars for 2003 to adapt/implement risk admission tools adapted to each country’s situation, including simulation scenarios.

•	Incorporation of information requirements in applications and systems.

•
Definition of a top-down framework of capital and RORAC where all the risks at a global level are integrated and by business areas plus representatives, including their diversification and correlations.

These initiatives will require further substantial efforts to be made and possibly different models by countries, units and segments.

Risk adjusted profitability

Santander Central Hispano continued to apply the RORAC (Return on Risk Adjusted Capital) methodology, both to portfolios as well as to specific clients, with the following aims:

•	To analyze and set prices during the decision-making process.

•	To estimate the capital consumption of each client, portfolio or business segment.

•	To calculate the level of provisions that correspond to average expected losses.

The Bank regularly reviews the RORAC objective or the minimum threshold for its risk operations in order to ensure they create shareholder value. The RORAC target is currently 29%. This is roughly equivalent to a net return on economic capital of 15% after deducting the costs incurred.

The implementation of RORAC methodologies, like those described, is viewed in the upcoming regulations of the Basle Committee (BIS II) as one of the key points of internal risk models.

Back to Contents

Risk premium quantification

Our policy is to maintain a medium to low risk profile both in credit and market transactions.

With regard to credit risk, this qualitative definition can be expressed in terms of the expected credit losses (average of credit losses throughout a whole economic cycle). Currently, our expected loss objective is a maximum of 0.40% of the Bank’s average balance of the risk portfolio and 1.00% for the consolidated Group as a whole, over a whole economic cycle (normally, between 5 and 10 years). In 2002 the annual cost of non-performing loans by the Group in Spain was 0.23%, and 0.84% for the Group as a whole (0.72% excluding Argentina).

There are different ways to measure the annual cost of bad debts, though they give the same result over the medium term. The first uses flow data relating to NPL entries and loan loss recoveries. In this case, one takes the algebraic sum of the change in doubtful loan balances plus write-offs during the period and 25% of foreclosed assets, less loan-loss recoveries. The second way, based on the income statement, is to deduct loan-loss recoveries (off-balance sheet) from specific provisions (net of recoveries). A third way would be computing net write-offs against average risk balances.

The following graphs show the annual cost, under the two different systems, by geographic areas and main countries in 2002 as compared to 2001, as well as the net write-offs by geographic areas in 2002 as compared to 2001.

Expected losses and capital at risk

The calculation of expected losses is important in order to be able to quantify the unrealized risks of our loan portfolio, recognize them and make provisions before there is a non-payment. This is the rationale behind the provisions established by the Bank of Spain in its Circular 9/99.

Two key factors are behind the calculation of the expected losses, the anticipated NPL ratio and the average rate of recoveries, isolated from the effect of the economic cycle. The anticipated NPL ratio refers to the ratio of new non-performing loans and the rate of recoveries refers to the percentage of initial non-payments that are expected to be recovered and to the percentage of non-performing loans which will not be recoverable by the Group.

The estimates as of December 31, 2002 of expected losses are set out in the following table, reflecting the credit exposure in Spain classified by homogeneous risk portfolios. The table shows that the level of annual expected losses for Santander Central Hispano Spain is equal to 0.40% of its total credit portfolio’s outstanding risk. The highest expected losses are in segments such as smaller companies and individuals which historically have a higher levels of NPLs.

Back to Contents

Capital at risk

As well as the expected losses, the table below shows the capital at credit risk. Conceptually, capital at risk is the amount of capital that is needed to cover unexpected losses, which are losses that are not very likely to materialize but may have very negative consequences for any entity should they occur. The capital at risk reflected in the table isconsistent with that needed to endow Santander Central Hispano with an AA solvency rating.

Santander Central Hispano Spain: expected loss and capital at risk
In millions of euros
	Total	Expected	Expected	Capital at	Capital at
Portfolio	portfolio	loss (%)	loss	risk (%)	risk

Corporations	17,687	0.12%	21.9	2.03%	359.6
Companies	22,693	0.43%	97.0	4.82%	1,093.0
Institutional banking	5,965	0.18%	10.8	2.39%	142.3
Businesses	5,695	0.78%	44.5	6.86%	390.8
Individuals	26,947	0.52%	139.9	3.27%	881.3
Mortgages individuals	20,897	0.25%	51.3	1.72%	360.0
Other individuals	6,050	1.47%	88.6	8.62%	521.4

Total	78,986	0.40%	314.1	3.63%	2,867.1

Balances under management at December 31, 2002.

Proof of reasonability

In order to verify the calculation model of the expected loss, the table below compares the specific loan-loss provisions, net of recoveries, actually made by Santander Central Hispano Spain over the last few years with the estimated expected loss.

Santander Central Hispano Spain: Net loan-loss provisions and expected loss % of average risk
1995	1996	1997	1998	1999	2000	2001	2002	Average 95/02	Average adjusted to cycle	Expected

0.90%	0.53%	0.40%	0.12%	0.07%	0.11%	0.21%	0.27%	0.33%	0.41%	0.40%

Provisions declined substantially in 1995-99 and then grew again as a result of the slowdown in the Spanish economy, reflecting its cyclical nature.

Averaging out the provision figures and adjusting the average for the effects of the economic cycle, the resulting figure (0.41%) is practically the same as the estimated expected loss (0.40%).

Anticipated loss and capital at risk of the Group

The estimated customer credit loss at the Group level is 0.73% (1.71% for the Group in Latin America). Including counterparty credit risk and sovereign risk, the estimated loss for the Group is around 0.43%.

The distribution of capital at risk or Group economic capital by risk category, according to estimates as of December 31, 2002 is shown in the graph. In addition to trading portfolio risk, market risk also includes structural risk from the exchange and interest rates, and equity holdings.

Back to Contents

Credit risk management in Latin America

Our credit risk (lending and guarantees) exposure in Latin America stood at €36,689 million at the end of 2002, 18.8% of the consolidated portfolio. This was 33.9% lower than a year earlier, largely due to the depreciation of the region’s main currencies against the US dollar/euro.

Of the total credit risk exposure in Latin America 74.8% is in Mexico, Chile and Puerto Rico, countries with a low risk (investment grade) assigned by international rating agencies.

Three countries in the region where our activity is significant – Mexico, Brazil and Puerto Rico – reduced their NPL ratios. In Chile’s case the rise in NPLs was due to the application of stricter criteria in Banco de Santiago, after its merger, in line with the Group’s criteria. NPL coverage in Latin America, excluding Argentina, rose 7 percentage points to 140.1%.

	Risk		NPL ratio (%)		NPL coverage (%)

(In millions of euros)	Dec-02	Dec-01	Dec-02	Dec-01	Dec-02	Dec-01

	(in millions of euros)
Bolivia	286	515	9.96	12.32	100.0	115.1
Brazil	4,612	7,177	2.86	4.30	189.2	175.0
Colombia	487	624	4.61	11.31	322.9	122.8
Chile	10,385	14,944	4.23	3.01	93.8	113.1
Mexico	12,822	17,294	1.31	1.49	265.2	170.2
Panama	—	3	—	11.95	—	100.0
Paraguay	8	73	20.46	5.23	123.8	146.5
Peru	1	1,142	—	11.44	—	104.1
Puerto Rico	4,237	5,572	2.37	2.45	106.4	99.3
Uruguay	252	575	34.61	3.57	102.1	119.8
Venezuela	1,184	3,05	6.10	5.69	94.6	110.3

TOTAL (excluding Argentina)	34,276	50,969	3.07	3.18	140.1	132.6

Argentina	2,413	4,564	18.24	4.96	50.9	100.2

In the context of a global economic slowdown, our NPL ratio, excluding Argentina, was slightly lower in 2002 (3.07% from 3.18% in 2001).

In Argentina, we concentrated our risk management policy on substantially reducing both the credit risk of our lending and country-risk portfolios, as well as liquidity and market risks.

On the lending side, we continued applying a very selective admission policy, which together with the impact of currency depreciation, resulted in a 34% decline in the portfolio during 2002.

We continued to implement the policy of maximum prudence in provisions, and their cost (net of recoveries) stood at 2.11%, 1.66% of average credit risk excluding Argentina, down from 1.71% in 2001.

Net loan-loss provisions (2002)
	Specific	Loan loss	Net Loan-loss	% of
	provisions	recoveries	provisions	portfolio

	(in millions of euros)
Bolivia	2.4	10.5	(8.1)	-2.02%
Brazil	317.3	36.1	281.2	4.88%
Colombia	7.8	10.8	(3.0)	-0.55%
Chile	176.8	38.8	137.9	1.07%
Mexico	69.1	49.4	19.7	0.13%
Panama	0.0	0.0	0.0	0.00%
Paraguay	1.0	0.0	1.0	2.64%
Peru	9.2	1.6	7.6	0.80%
Puerto Rico	82.2	12.4	69.9	1.39%
Uruguay	113.0	0.1	112.9	28.04%
Venezuela	108.2	11.1	97.1	5.88%
Total (Ex-Argentina)	886.9	170.9	716.0	1.66%
Argentina	299.0	28.7	270.2	7.78%

Back to Contents

All of the risk teams in our different banks were consolidated in 2002. We continued to unify risk management systems (Altair-Garra project). This process should be completed for all countries by the middle of 2004. We also drew up a Master Plan, with specific measures and schedules for countries and portfolios and aimed at developing internal risk management models in line with the future capital requirements of the Basle agreement.

Our management of the risks assumed by the Group’s units in Latin America is based on the risk management principles common to the Group. The risk management principles applied are based on those of the parent bank: independence of the lending process, integrated management of the credit cycle in its different phases, high degree of specialization and efficient deployment, through the necessary training and investment in technology and technical and human resources. The organization of the risk function in each Latin American bank replicates the framework in Spain.

Risk concentration

We continuously monitor the degree of concentration of credit risk portfolios under different categories: geographic areas and countries, economic sectors, products and customer groups.

The Board’s Risks Committee establishes the risk policies and reviews the exposure limits appropriate for adequate management of the degree of concentration of our credit risk portfolios.

At December 31, 2002, the 20 economic-financial groups with the largest volume of loans accounted for 10.7% of the Group’s total credit risk, a low degree of concentration.

The distribution by economic sectors of credit risk is set out in the following table:

Risk distribution by industry (%)
	Spain	Portugal	LatinAmerica	Rest	Group

Agriculture and fisheries	1.1	0.0	0.4	0.0	1.6
Manufacturing	9.3	0.6	2.1	1.1	13.1
Energy	2.9	0.2	0.3	0.5	3.9
Construction	4.6	1.3	0.7	0.0	6.6
Wholesale commerce	3.0	0.3	0.8	0.0	4.2
Retail commerce	2.0	0.5	0.6	0.0	3.1
Hotels and restaurants	1.2	0.1	0.1	0.0	1.4
Airlines	0.2	0.0	0.0	0.0	0.2
Other transport	1.5	0.2	0.6	0.1	2.3
Telecommunications	2.0	0.3	0.2	0.3	2.8
Financial intermediaries	1.2	0.4	0.9	0.5	3.0
Insurance	0.3	0.0	0.0	0.0	0.3
Real estate	5.4	0.2	0.7	0.0	6.4
Corporate services	3.1	0.4	0.6	0.1	4.2
Media	0.3	0.0	0.0	0.0	0.3
Personal services	1.4	0.2	1.9	0.0	3.5
Individuals, public sector and other	19.0	7.1	8.6	8.3	43.0

Total	58.2	11.9	18.8	11.0	100.0

Back to Contents

Country risk

•
Country risk is a credit risk component in all cross-border credit transactions. Management of country risk, part of the Credit Risk Area, includes analysis and assignment of country rating in accordance with Santander Central Hispano’s internal system of classification, control of risk positions and establishment of the country limits, in accordance with the policies established by the Risk Committee of the Board.

•	Management in 2002 focused on continuous monitoring of the credit exposure and country limits, especially in those countries affected by economic and financial crises.

•	The degree of exposure to cross border risk in the most affected countries or zones (Argentina and Brazil) was substantially reduced. At the end of 2002, the Group’s net provisionable country risk exposure to emerging markets according to Bank of Spain rules was $75.5 million.

Counterparty risk

We control counterparty risk through an integrated system which provides information for each counterparty at each unit of the Group on the performance and available credit line, in any product and maturity. Risk is measured by its current as well as potential value (the value of the risk positions taking into account the future variation of the underlying market factors in contracts).

The Net Replacement Value of the portfolios of over-the-counter (“OTC”) derivative products that the Group maintained with its counterparties at December 31, 2002 amounted to $4,370.2 million, 0.6% of the nominal value of these contracts compared with 0.8% in 2001. The reduction was largely due to market conditions (interest rate movement, appreciation of the euro against the US dollar and fall in stock prices).

Santander Central Hispano Group. Notional value of derivatives by maturity (at December 31, 2002)
Net replacement

In millions of dollars	<1 year	1-5 years	5-10 years	>10 years	Total	Cost

Interest rate swaps	410,773.2	37,932.0	25,375.6	10,696.2	484,777.0	4,103.5
Forward rate agreements	113,505.3	349.7	0.0	0.0	113,855.0	80.3
Interest rate options	2,587.1	10,875.8	2,525.4	545.0	16,533.3	104.6
OTC interest subtotal	526,865.6	49,157.5	27,901.0	11,241.2	615,165.3	4,288.4
Currency forwards	44,776.7	1,229.8	119.1	0.0	46,125.6	60.5
Currency swaps	2,671.6	4,105.3	560.8	0.0	7,337.7	3.3
Currency options	657.1	80.1	0.0	0.0	737.2	1.9
OTC foreign exchange subtotal	48,105.3	5,415.2	680.0	0.0	54,200.4	65.7
Structured fixed income	0.0	0.0	0.0	0.0	0.0	—
Debt options	26.8	0.0	0.0	0.0	26.8	9.4
OTC debt options subtotal	26.8	0.0	0.0	0.0	26.8	9.4
OTC equity derivatives	3,594.8	2,875.4	94.5	0.0	6,564.6	6.7

Total	578,592.5	57,448.0	28,675.5	11,241.2	675,957.2	4,370.2

Back to Contents

The equivalent credit risk (that is, the sum of the net replacement value and the maximum potential value of these contracts in the future) was 14.4% lower than in 2001 at $20,436.1 million. This reduction was mainly due to the incorporation of collateral agreements which softened the risk of the portfolio of OTC derivative products.

Equivalent risk and average life (at December 31, 2002)
	Equivalent risk (In millions of dollars)	Coverage (%)	Av. Life (months)

Interest rate swaps	9,833.40	4.37	20.69
Forward rate agreements	77.60	0.07	5.15
Interest rate options	799.20	4.83	43.03
OTC interest subtotal	10,710.20	1.74	22.24
Currency forwards	4,168.20	9.04	1.99
Currency swaps	2,235.70	30.47	25.49
Currency options	113.60	15.41	6.65
OTC foreign exchange derivatives subtotal	6,517.50	11.22	10.73
Structured fixed income	–	0.00	0.00
Debt options	11.40	42.54	0.61
OTC debt options subtotal	11.40	42.57	0.61
Equity derivatives	3,197.00	47.96	13.24
OTC equity derivatives subtotal	3,197.00	48.70	13.24
Credit default swap (protection purchased)	943.7	–	35.46
Credit default swap (protection sold)	743.2	–	35.87
Subtotal OTC credit derivatives	1,686.90		35.64
Guarantees for OTC operations	(832.6)	–	–
Total derivatives	20,436.10	3.02%	20.10

Derivatives continue to be concentrated on excellent credit quality counterparties, to the extent that 96.6% of transactions have been contracted with entities with a rating equal to or higher than A-.

Risk distribution (at December 31, 2002)
(In millions of dollars)	Principal	Derivatives	Total	%

AAA	2,790.73	1,732.21	4,522.94	10.12
AA	13,424.32	13,461.05	26,885.38	60.16
A	5,268.57	2,821.55	8,090.12	18.10
BBB	1,959.83	210.91	2,170.74	4.86
Unclassified	2,602.54	417.42	3,019.96	6.76

Total	26,045.99	18,643.15	44,689.14	100.00

In terms of geographic distribution, the changes are marginal apart from a small rise in Spanish risk and North American risk. Latin American risk is mainly concentrated in the local operations of the Group’s subsidiaries in the region.

Back to Contents

The portfolio by type of counterparty was similar to that in 2001, with almost all risk in OECD countries (98.2%).

Part 3. Operational risk

The Group continued to develop and extend its project to identify, mitigate, manage and quantify operational risk. The following progress was made:

•
For some countries and business lines (Commercial Banking Spain and Brazil and Treasury Spain), we were able to meet the information required by the Basle Committee in its document Operational Risk Data Collection Exercise 2002 (known as QIS 3 Operational Risk).

•	We continued to designate coordinators of operational risk in the main countries where the Group operates, as well as in business units in Spain.

•	New manuals were distributed on the risk function and its specific scope, revised on the basis of experience.

•	A new version of the Data Bases of Losses was distributed, modified on the basis of our experience and the latest recommendations of best practices.

•	Self-evaluation questionnaires were designed and distributed.

Analysis and accounting conciliation of losses in the Data Base of Losses, together with investigation of the anomalies observed and some revisions, enabled us to improve the controls and procedures with an immediate impact on reducing the losses derived from operational risk.

Part 4. Management of environmental risks

Analysis of the environmental risk of credit operations is part of the Strategic Plan of Corporate Social Responsibility.

The following steps were taken in 2002:

•
Courses given by CESCE, the Spanish export credit insurance company and by Garrigues Medioambiental, on the financial and legal aspects. Five courses were given in 2002 and 12 in January 2003. The program will cover the whole Group.

•	Incorporation of criteria, documentation, etc in risk manuals (admission, monitoring and recovery), including valuation in the process of assigning a rating and evaluation of the tolerance of risk.

•	Establishment of an environmental analysis tool, whose prototype is tested while the definitive version is designed and better adapted to internal needs.

•	Inclusion in contracts of clauses adapted to the specific circumstances of projects that have an environmental impact.

•	Tracking of indicators, indices and legislation.

We are aware of the scope of our commitment in this sphere, as well as the need to act flexibly on the basis of each country’s legislation. We understand that socially responsible investment constitutes, in a general, a concept that will generate new business opportunities.

In any case, we have already been incorporating into our risk policies contingencies derived from a company damaging the environment in its activity, with the consequent possibility of fines, temporary stoppage of the company and rejection by society.

Part 5. Market risk

Generally

We are exposed to market risk mainly as a result of the following activities:

•	Trading in financial instruments, which involves interest rate, foreign exchange rate and equity price risks. It is our policy not to operate in commodities.

•
Engaging in retail banking activities, which involves interest rate risk since a change in interest rates affects gross interest income, gross interest expense and customer behavior. This interest rate risk arises from the gap (maturity and repricing) between assets and liabilities.

•
Investing in assets (including subsidiaries) whose returns or accounts are denominated in currencies other than the Euro, which involves foreign exchange rate risk between the Euro and such other currencies.

•	Investing in subsidiaries and other companies, which subjects us to equity price risk.

•	Liquidity risk is embedded in all activities, trading and non-trading.

Back to Contents

Primary Market Risks and How They Arise

The primary market risks to which we are exposed are interest rate risk, foreign exchange rate risk, equity price risk and liquidity risk. We are exposed to interest rate risk whenever there is a mismatch between interest rate sensitive assets and liabilities, subject to any hedging with interest rate swaps or other off-balance sheet derivative instruments. Interest rate risk arises in connection with both our trading and non-trading activities.

We are exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities, and off-balance sheet items denominated in different currencies, either as a result of trading or in the normal course of business. We maintain non-trading open currency positions arising from our investments in overseas subsidiaries, affiliates and their currency funding. The principal non-trading currency exposures are the euro to the US dollar, the euro to the main Latin American currencies and the euro to the pound sterling. Trading foreign exchange rate open risk is not material compared to non-trading foreign exchange risk.

We are exposed to equity price risk in connection with both our trading and non trading investments in equity securities.

We are also exposed to liquidity risk. Market depth is the main liquidity driver in our trading portfolio, even though our policy is to trade the most liquid assets. Our liquidity risk also arises in non-trading activity due to the maturity gap between assets and liabilities in the commercial banking business.

Procedures for Measuring and Managing Market Risk

Our board, through its Risk Committee, is responsible for establishing our policies, procedures and limits with respect to market risks, including which businesses to enter and maintain. The committee also monitors our overall performance in light of the risks assumed. Together with the local and global Assets and Liabilities Committees (“ALCO”), each Market Risk Unit measures and monitors our interest-rate and foreign-exchange risk, and provides figures for ALCO to use in managing such risks, as well as liquidity risk.

Our market risk policy is to maintain a low-medium risk profile in business units. The risk activity is regulated and controlled through certain policies, documented in our Market Risk Management Policies Manual (as described below), and through a limit structure on our exposure to these market risks which includes global limits for the entire Group (total risk limit unit) to specific portfolio limits; in addition, authorized products are listed and reviewed periodically.

These policies, procedures and limits on market risk are applicable to all units, businesses or portfolios susceptible to market risk.

1. Market Risk Management Policies Manual

The Market Risk Management Policies Manual is a compilation of policies that describe the control framework used by our Group to identify, measure and manage market risk exposures inherent to our activities in the financial markets. The Manual is employed for market risk management purposes at all involved levels in the Group and subsidiaries, providing a general and global action framework and establishing risk rules for all levels.

The Manual’s main objective is to describe and report all risk policies and controls our Board of Directors has established as well as its risk predisposition.

All Group managers must ensure that each business activity is performed in accordance with the policies established in the Manual. The Manual is applied to all business units and activities, directly or indirectly, related to market risk decision-taking.

2. Market Risk Management Procedures

All the functions developed by a risk manager are documented and regulated by different procedures, including measurement, control and reporting responsibilities. Internal and external auditors audit the compliance with this internal regulation control in order to ensure that our market risk policies are being followed.

Back to Contents

3. Market Risk Limit Structure

The market risk limit structure can be defined as the Board of Directors risk “appetite” and is managed by the Global Market Risk Function that accounts for all Group business units.

Its main functions are to:

•	Constrain all market risk within the business management and defined risk strategy.

•	Quantify and inform all business units of the risk levels and profiles defined by the Board of Directors in order to avoid non-desired levels or types of risk.

•	Maintain risks levels over all businesses in accordance with market and business strategy changes, and which are consistent with the Board of Directors’ positions.

•	Allow business units reasonable but sufficient risk-taking flexibility in order to meet established business objectives.

The Global Market Risk Function defines the limit structure while the Risk Committee reviews and approves it. Business managers then administer their activities within these limits. The limit structure covers both our trading and non-trading portfolios and it includes limits on fixed income instruments, equity securities, foreign exchange and other derivative instruments.

Limits considered to be global limits refer to the business unit level. Local business managers set lower level limits, such as portfolio or trader limits. To date, system restrictions prevent intra-day limits.

Business units must always comply with approved limits. Potential excesses will require a range of actions carried out by the Global Market Risk Function unit including:

•	Providing risk reducing levels suggestions and controls. These actions are the result of breaking “alarm” limits.

•	Taking executive actions that require risk takers to close out positions to reduce risk levels.

Statistical Tools for Measuring and Managing Market Risk

1. Trading activity

The Trading Portfolio is defined as proprietary positions in financial instruments held for resale and/or bought to take advantage of current and/or expected differences between purchase and sale prices. These portfolios also include positions in financial instruments deriving from market making, sale and brokering activity.

As a result of trading fixed income securities, equity securities and foreign exchange, we are exposed to interest rate, equity price and foreign exchange rate risks. We are also exposed to volatility when derivatives (options) are used.

Market risk arising from proprietary trading and market-making activities is actively managed through the use of cash and derivative financial instruments traded in OTC and organized markets.

Interest rate risk deriving from market-making books is typically hedged by buying or selling very liquid cash securities such as government bonds, or futures contracts listed in organised markets like Liffe, Eurex, Meff and CBOT.

Foreign exchange rate risk is managed through spot transactions executed in the global foreign exchange interbank market.

Equity price risk is hedged by buying or selling the underlying individual stocks in the organized equity markets in which they are traded, or futures contracts on individual stocks listed in organized markets like Meff and Liffe.

Back to Contents

In the case of equity indexes such as S&P 500, Euro STOXX , or IBEX-35, the hedging is done through futures contracts listed in the aforementioned organized markets.

Volatility risk arising from market-making in options and option-related products is hedged by, either buying and selling option contracts listed in organized markets like Eurex, Meff, and CBOT, or entering risk reversal transactions in the interbank OTC market.

We use VaR to measure our market risk associated with all our trading activity.

1.1 VaR Model

We use a variety of mathematical and statistical models, including value at risk (“VaR”) models, historical simulations, stress testing and evaluations of Return on Risk Adjusted Capital (“RORAC”) to measure, monitor, report and manage market risk. We call our VaR figures daily or annual “capital at risk” figures (“DCaR” or “ACaR”), depending on their time horizon, since we use them to allocate economic capital to various activities in order to evaluate the RORAC of such activities.

As calculated by us, DCaR is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence interval. It is the maximum one-day loss that we estimate we would suffer on a given portfolio 99% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the figure that we would expect to exceed only 1% of the time, or approximately three days per year. DCaR provides a single estimate of market risk that is comparable from one market risk to the other.

The standard methodology used in the majority of the business units is based on historical simulation (520 days). In order to capture recent market volatility in the model, our DCaR figure is the maximum between the 1% percentile and the 1% weighted percentile of the simulated profit & loss distribution.

We use DCaR estimates to alert senior management whenever the statistically estimated losses in our portfolios exceed prudent levels. Limits on DCaR are used to control exposure on a portfolio by portfolio basis. DCaR is also used to calculate the RORAC for a particular activity in order to make risk-adjusted performance evaluations.

1.2 Assumptions and Limitations

Our DCaR and VaR methodology should be interpreted in light of the limitations of our model, which include:

•	A one-day time horizon may not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

•	At present, we compute DCaR at the close of business and trading positions may change substantially during the course of the trading day.

1.3 Scenario Analysis and Calibration Measures

Because of these limitations in DCaR and VaR methodology, in addition to historical simulation, we use stress testing to analyze the impact of extreme market movements and to adopt policies and procedures in an effort to protect our capital and results of operation against such contingencies.

In order to calibrate our VaR model, we use backtesting processes. Backtesting is a comparative analysis between Value at Risk (VaR) estimates and the daily results actually generated. The purpose of these tests is to verify and measure the precision of the models used to calculate VaR.

The analyses of backtesting carried out by us comply at least with the BIS recommendations regarding the verification of the internal systems used to measure and manage market risks.

Back to Contents

2. Non Trading activity

2.1 Foreign Exchange Risk and Equity Price Risk

Due to its nature, changes in strategic positions have to be approved by local/global functions in ALCO committee. Position limits with respect to these investments are established, although they will be measured under VaR and other methods which attempt to implement immediate action plans if a particular loss level is reached.

Our foreign exchange rate risk with respect to our non-trading activity can be either permanent or temporary. The permanent risk reflects the book value of investments net of the initial goodwill, while the temporary risk basically stems from purchase/sale operations made to hedge the exchange rate risk derived from dividend flows and expected results. The exchange rate differences generated for each position are recorded in reserves and in losses and gains respectively.

In order to manage the exchange rate risk of the book value of permanent investments, our general policy is to finance the investment in local currency provided there is a deep market which allows it and that the cost of doing so is justified by the expected depreciation. This is the case of investments in sterling and in some Latin American countries. Also, in 2002 we fully covered, using foreign exchange non-optional derivatives (swaps and forwards), the book value of our investments in Mexico and partially that of our investments in Chile, analyzing the specific allowances for each country and taking into account the interest rate differentials as well as the levels of depreciation expected.

The rest of our investments in foreign currency are financed in euros and so generate an exchange-rate risk. Certain one-off hedges of permanent investments are made when it is believed that a local currency could weaken against the euro more quickly than the market is discounting. Only in these cases does, for example, hedging in the face of a possible devaluation offset the cost of the coverage due to the interest rate differential. In addition, operations are carried out to hedge the currency risk of the Group’s results and dividends in Latin America.

Our equity price risk arises from our portfolio of investments in industrial and strategic shareholdings. Our strategic holdings in the industrial and financial equity portfolios are steady. Fluctuations in the market value of the shares in such portfolios do not have an effect on our operational results (as most of them are accounted for by the equity method) and their book value is much lower than their market value.

2.2 Interest Rate Risk

The Group analyzes the sensitivity of net interest revenue and net worth to changes in interest rates. This sensitivity arises from gaps in maturity dates and review of interest rates in the different asset and liability accounts. Certain repricing hypotheses are used for products without explicit contractual maturities based on the economic environment (financial and commercial).

The Group manages investments by determining a target range for each sensitivity and providing the appropriate hedge (mainly with government debt, interest rate swaps and interest rate options) in order to maintain these sensitivities within that range. The measures used to control interest rate risk are the interest rate gap and the sensitivity of net interest revenue and net worth to changes in interest rates, VaR and analysis of scenarios.

a) Interest rate gap of assets and liabilities

The interest rate gap is based on the analysis of the gaps between the maturities of the asset, liability and off-balance sheet items. Gap analysis provides a basic representation of the balance sheet structure and enables concentrations of interest rate risk by maturity to be identified. It is also a useful tool for estimating the possible impact of eventual interest rate movements on net interest revenue and net worth.

b) Net interest revenue sensitivity (NIR)

The sensitivity of net interest revenue measures the change in the short/medium term in the accruals expected over a particular period (12 months), in response to a parallel shift in the yield curve.

c) Net worth sensitivity (MVE)

Net worth sensitivity measures in the long term (the whole life of the operation) the interest risk implicit in net worth (equity) on the basis of the effect that a change in interest rates has on the current values of financial assets and liabilities.

Back to Contents

d) Value at Risk (VaR)

The Value at Risk for balance sheet activity is calculated with the same standard as for trading: historic simulation with a confidence level of 99% and a time frame of one day.

e) Analysis of scenarios

Two scenarios for the performance of interest rates are established: maximum volatility and sudden crisis. These scenarios are applied to the balance sheet, obtaining the impact on net worth as well as the projections of net interest revenue for the year.

2.3 Liquidity Risk

Liquidity risk is associated with our capacity to finance our commitments, at reasonable market prices, as well as to carry out our business plans with stable sources of funding. We permanently monitor maximum gap profiles.

We have a diversified portfolio of assets that are liquid or can be made so in the short term. We also have an active presence in a wide and diversified series of financing and securitization markets, limiting our dependence on specific markets and keeping open the capacity of recourse to alternative markets.

The measures used to control liquidity risk are the liquidity gap, liquidity ratios, stress scenarios and contingency plans.

a) Liquidity gap

The liquidity gap provides information on contractual and expected cash inflows and outflows for a certain period of time, for each of the currencies in which we operate. The gap measures the net need or excess of funds at a particular date, and reflects the level of liquidity maintained under normal market conditions.

b) Liquidity ratios

The liquidity coefficient compares liquid assets available for sale or transfer (after applying the relevant discounts and adjustments) with total liabilities to be settled, including contingencies. This coefficient shows, for currencies that cannot be consolidated, the level of immediate response of the entity to firm commitments.

The coefficient of net accumulated illiquidity is defined as the ratio between the 30 day accumulated gap obtained from the immediate liquidity analysis already described and the amount of liabilities to be settled at 30 days. The modified contractual liquidity gap is drawn up on the basis of the contractual liquidity gap and placing liquid assets in the point of settlement or repos and not in their point of maturity. This coefficient reveals the level of short-term illiquidity.

c) Analysis of scenarios/Contingency Plan

Our liquidity management focus on preventing a crisis. Liquidity crises, and their immediate causes, cannot always be predicted. Consequently, our Contingency Plan concentrates on creating models of potential crises by analyzing different scenarios, identifying crisis types, internal and external communications and individual responsibilities.

The Contingency Plan covers the activity of a local unit and of central headquarters. Each local unit must prepare a Plan of Contingency Financing, indicating the amount it would potentially require as aid or financing from headquarters during a crisis. Each unit must inform headquarters of its plan at least every six months so that it can be reviewed and updated. These plans, however, must be updated more frequently if market circumstances make it advisable.

Control system

The process of setting limits is the instrument used by the Group to establish the level of equity that each activity has available. Setting the limits is conceived as a dynamic process which responds to senior management’s risk acceptance level.

Back to Contents

Quantitative analysis

A. Trading activity

Quantitative analysis of daily VaR in 2002

Our risk performance with regard to trading activity in financial markets during 2002, measured by daily VaR, is shown in the following graph.

As can be observed on the above graph, we have a low/medium risk profile, which was actively managed throughout the year. This active level of risk management allows for changes in strategy to take advantage of opportunities in an environment of uncertainty and high volatility.

The maximum risk level was reached on October 11 ($46.3 million in VaR terms), due to the Brazilian market volatility as a consequence of the pre-electoral period and the minimum on January 17 ($11 million), due to the crisis in Argentina. The average risk in 2002 was $25.3 million in VaR terms.

The risk histogram below shows the frequency distribution of average risk in daily VaR terms during 2002. The maximum and minimum risk levels were reached at specific moments; the daily VaR was higher than $40 million on only three occasions. The minimum levels were more frequent and the daily VaR was lower than $14 million on 20 occasions.

Back to Contents

Risk by product

The minimum, maximum, average and year-end 2002 values in VaR terms were as follows:

VaR statistics by product	Minimum	Average	Maximum	Year-end

	(in millions of dollars)
Total trading
Total VaR	11.0	25.3	46.3	24.2
Diversification effect	(2.3)	(12.5)	(38.6)	(11.1)
Fixed income VaR	9.0	19.0	37.0	15.9
Equity VaR	1.4	3.2	6.1	1.4
Currency VaR	2.9	15.6	41.7	17.9
Latin America
Total VaR	5.7	17.9	42.1	20.4
Diversification effect	(2.3)	(8.9)	(23.1)	(8.0)
Fixed income VaR	4.6	9.3	19.0	9.3
Equity VaR	0.5	2.2	4.6	1.2
Currency VaR	2.9	15.2	41.5	17.9
US
Total VaR	0.7	8.8	23.9	1.1
Diversification effect	0.4	(1.4)	(11.8)	(0.5)
Fixed income VaR	0.2	8.4	24.0	1.0
Equity VaR	0.1	0.3	0.9	0.1
Currency VaR	0.0	1.4	10.8	0.4
Europe
Total VaR	2.8	6.8	17.6	12.3
Diversification effect	(0.2)	(2.2)	(10.6)	(1.0)
Fixed income VaR	2.3	6.0	17.6	12.3
Equity VaR	0.5	2.0	5.6	0.8
Currency VaR	0.2	1.1	5.0	0.2
Asia
Total VaR	0.1	0.2	0.4	0.1
Diversification effect	0.1	(0.0)	(0.1)	0.1
Fixed income VaR	0.0	0.2	0.4	0.0
Equity VaR	0.0	0.0	0.0	0.0
Currency VaR	0.0	0.0	0.1	0.0

The average risk in Latin America in VaR terms was $17.9 million, ending December with a VaR of $20.4 million. Our risks were concentrated in fixed income (average daily VaR of $19.0 million, located in both Latin America and the US). The market risk in the US is generated by strategic and directional positions of Latin American fixed-income instruments denominated in US$ and whose markets are located in the US.

Observation of the daily VaR assists the Group in attaining a flexible and agile adaption of its risk profile on the basis of changes in strategy resulting from a different perception of market events and expectations.

Detail of currency positions

The figures in the table below reflect in US$ million the net open position in each currency (i.e. the position subject to exchange risk). The long positions or assets are shown with a (+) and the short ones or liabilities with a (-). Forward operations and the equivalent Delta risk of currency options are also included.

The table shows that the greatest exchange risk concentration is in the main Latin American countries.

Back to Contents

Currency positions at December 31, 2002
	EUR	US$	ARS	BRL	CLP	COP	MXN	PEN	UYP	VEB	JPY	(+)	(-)

	(in millions of dollars)
Total trading	(9.1)	818.2	(0.7)	(325.1)	(196.6)	(1.8)	(76.1)	(1.5)	(6.0)	(216.3)	11.5	4.4	(0.6)
Latin America	0.5	829.7	0.0	(324.1)	(198.0)	(2.2)	(84.5)	(1.3)	(6.0)	(216.3)	0.6	0.9
US	5.8	(13.2)	0.1	(0.9)	0.8	0.5	6.1	0.1		0.1	0.3	0.1
Europe	(15.4)	1.7	(0.8)	(0.1)	0.5	(0.1)	2.3	(0.3)		(0.1)	10.5	3.4	(0.5)
Asia	0.0	0.0									0.1	0.0	(0.1)

Average positions during 2002
Total trading	EUR	US$	ARS	BRL	CLP	COP	MXN	PEN	UYP	VEB	GBP	JPY

Annual average position	32.6	571.7	(10.2)	(124.5)	(131.3)	(25.8)	(26.9)	(50.6)	(3.5)	(236.8)	(6.2)	6.9

Distribution of risks and results

•	Geographic distribution

During 2002, the main feature of the geographic distribution of the results of the Group’s trading activities was a greater concentration in Latin America, particularly in Brazil and Mexico, and to a lesser extent in Europe. Of note was Latin America’s contribution to the Group’s total VaR (53%). Europe contributes only 20% of risk in VaR terms, compared with 24% of results. This difference is due to the significant franchise of clients in Spain, which enables us to obtain high levels of revenue from low-risk profiles by intermediation, sales and market making. The US, on the other hand, does not have this franchise and so its average level of daily VaR is relatively higher than the accumulated result.

The geographic contribution, in percentage terms, both in risks as well as in results over the Group’s total daily VaR and annual net operating revenue from trading activity, is shown in the graph.

The minimum, average, maximum and year-end risk values in daily VaR terms, by geographic area, are shown in the table.

Risk statistics in 2002

(In millions of dollars)	Minimum	Average	Maximum	Year-end

Total	11.0	25.3	46.3	24.2
Europe	2.8	6.8	17.6	12.3
Asia	0.1	0.2	0.4	0.1
US	0.7	8.8	23.9	1.1
Latin America	5.7	17.9	42.1	20.4

Back to Contents

•	Monthly distribution

The graph below shows that the level of risk was gradually increasing during the first half of 2002, which was reversed in the second half of the year. With regards to income, it can be seen that the differences with respect to the risk assumed intensified in the months of highest volatility (February, March, June and since September) when emerging markets became more unstable.

Histogram of the frequency of daily marked-to-market results

The histogram below details the distribution of daily Marked-to-Market (“MtM”) results on the basis of size. The most common yield interval was $0-$3 million, which occurred on 56 days of the year (22% of the days of the year). During 50% days of the year, the interval was between -$3 and $6 million.

Risk management of structured derivatives

Our structured derivatives activity (options outside of organized markets) is mainly focused on designing investment products and risk coverage for clients. These transactions include options on equities, fixed-income and currencies.

The units where this activity takes place are: Madrid, New York, Portugal, Brazil and Mexico. The average VaR was $1.4 million, the maximum $4.1 million and the minimum $0.65 million.

Back to Contents

Profitability-risk analysis

The graph below shows on the y axis, the accumulated MtM result for the year and on the x-axis the return or risk-profitability ratio, expressed as the relationship between the accumulated MtM result for the year and the average daily VaR. A return of 20 signifies that the results achieved were 20 times higher than the average risk to which the Group was exposed in order to obtain them. The size of the circles represents the level of risk which in average terms a business unit maintained, expressed as average daily VaR.

This analysis measures the return of the different business units and enables one to make comparisons. Thus the greater or lower effectiveness in terms of risk adjusted return determines the position in the graph.

These are four differentiated zones: units in the quadrants on the right display high returns, with results equivalent to at least ten times the average risk incurred in VaR terms. In the quadrants on the left are units with a moderate or low profitability-risk, but making also a distinction between those units whose contribution to total MtM results is positive (upper quadrant), and those where the contribution was negative (lower quadrant).

Lastly, the different diameters of the circles allow one to compare the risk levels of the different business units. Venezuela is the unit that contributed the most risk to the Group due to economic and political instability in the country.

Stress Test

Different stress test scenarios were analyzed during 2002. A scenario of maximum volatility, applying six standard deviations to different market factors, with results as of December 31, 2002 is provided below.

a) Maximum volatility scenario

The table below shows, at December 31, 2002, the maximum losses of value of each product (fixed-income, equities and currencies), in a scenario in which a volatility equivalent to six standard deviations in a normal distribution is applied.

Maximum volatility Stress
	Fixed income	Equities	Exchange rate	Total

	(in millions of US$)
Total	22.50	-2.8	35.2	54.9
Latin America	-14.6	-5.8	30.0	9.6
US	-2.4		0.3	-2.1
Europe	39.8	2.9	4.9	47.6
Asia	-0.3	-0.0	0.0	-0.3

The stress test shows that the Group would suffer an economic loss of $54.9 million, if this scenario materialized in the market.

Back to Contents

b) Stress test statistics

The following table of statistics is based on the aforementioned scenario. It shows the minimum, average, maximum and year-end loss of each scenario.

Stress Test statistics (in millions of dollars)
Scenarios	Minimum	Average	Maximum	Year-end

Maximun volatility	59.4	-8.1	-59.3	54.9

B. Asset and liability management in Latin America

Quantitative analysis of interest rate risk in 2002

The graph on the evolution of balance sheet management risk shows that the level of interest rate risk in Latin America, measured by the sensitivity of net worth and net interest revenue to a parallel movement of 100 basis points, moved in a narrow band in 2002, with a significant reduction in risk over 2001.

At the end of December of 2002, risk consumption by region, measured by the sensitivity of net worth over equity to 100 basis points, was 2.27%, while that of net interest revenue at one year, measured by its sensitivity to 100 basis points on the budgeted revenue, was minimal at 0.6%. This risk profile corresponds to a reduction of 50% both in net interest revenue risk as well as net worth, mainly in Brazil and Puerto Rico.

Back to Contents

•	Interest rate risk profile at December 31, 2002

The gap tables below show the distribution by maturity of the risk in Latin America at December 31, 2002.

Gaps in local currency	Total	0-6 months	6-12 months	1-3 years	> 3 years	Not sensitive

	(in millions of US$)
Assets	53,864	33,774	1,746	3,130	5,817	9,397
Liabilities	56,854	37,588	1,621	2,320	3,565	11,760
Off-balance sheet	2,558	-19,097	3,654	17,943	58	0
Gap	-431	-22,911	3,778	18,754	2,311	-2,362

Gaps in US$	Total	0-6 months	6-12 months	1-3 years	> 3 years	Not sensitive

	(in millions of US$)
Assets	24,065	13,293	1,512	4,389	3,454	1,417
Liabilities	21,074	11,586	1,204	2,228	2,737	3,319
Off-balance sheet	-2,559	-470	-752	-738	-599	0
Gap	431	1,237	-444	1,424	117	-1,903

Net interest revenue sensitivity

For the whole of Latin America net interest revenue budgeted for 2002 was $3,845.0 million, with the consumption at December 31, 2002 of $23.07 million (sensitivity measured to 100 basis points). This represented 0.6% of total net interest revenue budgeted for 2002.

81% of risk in net interest revenue is concentrated in Brazil, Chile, Mexico and Puerto Rico. Management of this area protected net interest revenue against the instability in markets. Compared with 2001, Brazil’s net interest revenue risk at the end of 2002 was 52%, Chile’s 47%, Mexico’s 53% and Puerto Rico’s 46%.

The net interest revenue positioning graph below, obtained from the sensitivity of net interest revenue to a parallel movement of 100 basis points in the yield curve, shows the positioning of countries with regard to NIR sensitivity. The two quadrants on the right signify an improvement in response to local currency interest rate increases, while those on the left assume an increased risk in the event of lower interest rates. The implications for the US$ are the same, but reflected in the upper and lower quadrants. The size of the circles represents the total sensitivity of the unit.

Back to Contents

Net worth sensitivity

Total local equity in Latin America in 2002 amounted to $6,233 million, with a risk consumption at December 31 of $141.32 million (sensitivity to 100 basis points), which represented 2.27% of total budget.

91% of net worth risk is concentrated in Chile, Mexico and Brazil.

Net worth risk was reduced in 2002 in Brazil and Puerto Rico. Brazil reduced it by 69% and Puerto Rico 89%.

The graph below shows that risk was concentrated in Mexico and Chile whose markets were less volatile.

The net worth sensitivity positioning graph below, obtained from the sensitivity of net worth to a parallel movement of 100 basis points in the yield curve, shows the positioning of countries with regard to MVE sensitivity. The two quadrants on the right signify an improvement in response to local currency interest rate rises, while those on the left assume an increase in the event of lower interest rates. The implications for the US$ are the same, but reflected in the upper and lower quadrants. The size of the circles represents the total sensitivity of the unit.

•	Investment portfolios in Latin America

As the graph below shows, the risk of investment portfolios, (12 month equivalent as of December 2002), is concentrated in Chile, Brazil and Mexico. The investment portfolios largely consist of public sector risk (government or clearing house) with minimum risk in corporate securities. In 2002 we reduced our risk in Brazil and maintained our weighting of Mexico in the portfolio.

Back to Contents

•	Liquidity risk

Liquidity risk is controlled and analyzed in order to ensure that the Group maintains acceptable liquidity levels to cover its short- and long-term financing needs in normal market situations. Different scenarios reflecting the additional needs that could arise are also analyzed. All this enables the Group to anticipate a range of situations that, with varying degrees of probability, it may have to face in the future.

C. Financial management

Santander Central Hispano actively manages the market risks inherent in commercial banking which is the core of its business. These risks of a structural nature come from our activity with customers and companies. Management of structural risk makes net interest revenue more stable and recurrent, maintaining adequate levels of liquidity and solvency.

The Financial Management Area, delegated by the Markets Committee, manages structural risk on a centralized basis. This allows the use of homogenous methodologies, adapted to each local market where we operate, as well as it ensures that all the risks assumed are managed together within the limits established.

Management of structural risks covers interest rate risk, liquidity risk and exchange rate risk. It is our policy not to operate in commodities.

Interest rate risk

The Financial Management Area manages structural interest rate risk derived from mismatches in maturity and revision dates for assets and liabilities. The gaps are calculated in repricing of interest rates and in maturity dates. They are calculated using the contractual maturities and repricing of the different equity and off-balance sheet items, both assets and liabilities. Certain repricing hypotheses are used for products without explicit contractual maturities based on the economic environment (financial and commercial).

These gaps reflect in a static way the Group’s position (long or short) in different maturities. The sensitivity of net interest revenue, the economic value and the duration of the structural balance sheet are also analyzed. At December 31, 2002, the Group’s balance sheet in euros had a net interest revenue sensitivity of less than 1.5% to a parallel shift in the yield curve.

There are two spheres of management: convertible currencies (mainly the euro and the US dollar) and non-convertible currencies (largely Latin American). The Markets Committee, through the Financial Management Area, directly manages convertible currencies and coordinates management of the local Asset and Liability Committees (ALCOs) of the banks in Latin America.

Maturity and repricing gap as of December 31, 2002 Gap in euros
(In millions of euros)	Up to 1 year	1-3 years	3-5 years	More than 5 years	Not sensitive	Total

Money market	30,056.6	13,784.8	8,232.2	11,155.1	19,401.1	82,629.8
Loans	102,540.5	8,274.5	4,061.4	3,387.1	1,541.1	119,804.7
Other assets	—	—	—	—	16,348.3	16,348.3
Assets	132.597.1	22,059.3	12,293.6	14,542.2	37,290.5	218.782.7
Money market	42,121.8	1,062.5	347.3	1,187.5	142.2	44,861.2
Customer deposits	46,629.0	17,671.0	6,362.1	16,566.4	239.1	87,467.6
Medium and long term debts	26,915.8	1,246.3	345.3	3,231.5	69.7	31,808.5
Shareholders’ equity and other liabilities	325.0	651.5	651.5	3,144.0	41,891.5	46,663.5
Liabilities	115,991.6	20,631.2	7,706.3	24,129.4	42,342.4	210,800.8
Balance sheet Gap	16,605.6	1,428.0	4,587.3	(9,587.1)	(5,051.8)	7,982.0
Off-balance sheet Gap	(13,465.6)	9,586.8	(4,118.9)	15.8	—	(7,982.0)
Total Gap	3,140.0	11,014.8	468.4	(9,571.4)	(5,051.8)	—
Acumulated Gap	3,140.0	14,154.8	14,623.2	5,051.8	—	—

Exchange rate risk

Structural exchange rate risk is largely derived from the Group’s currency operations, including permanent financial investments, collection of earnings/dividends from subsidiaries and purchase/sale of assets.

Back to Contents

In order to manage the exchange rate risk of the book value of permanent investments, our general policy is to finance it in local currency provided there is a profound market which allows it and that the cost of doing so is justified by the expected depreciation. This is the case of investments in sterling and some Latin American countries.

The rest of our investments in foreign currency are financed in euros and so generate an exchange-rate risk. Certain one-off hedges of permanent investments are made when it is believed that a local currency could weaken against the euro more quickly than the market is discounting. Only in these cases does, for example, hedging in the face of a possible devaluation offset the cost of the coverage due to the interest rate differential. In addition, operations are carried out to hedge the currency risk of the Group’s results and dividends in Latin America.

Throughout the year we significantly reduced our structural foreign exchange rate risk. This decrease was due to the full coverage of the book value of our investment in Mexico and the partial coverage of the book value of our investment in Chile, along with the reduction in positions as main Latin-American currencies depreciated against the euro.

The daily VaR reached its maximum level of $243.1 million at the end of July, as a result of the high volatility of Brazilian Real exchange rates after the negative sentiment of the local market related to new financial assistance to Brazil from IMF.

Portfolio of industrial and strategic shareholdings

In the first six months, we reduced the risk of our industrial and strategic equity portfolio. The reduction of risk resulted from the combination of a general decline in the equity markets and the sale of certain large holdings (such as Dragados, Société Générale and Vallehermoso), thus decreasing the level of risk in the portfolio. These reductions were partially offset by increases in the share values of The Royal Bank of Scotland, Union Fenosa and Cepsa. In the second six months, we held positions, but, stress in the market increased the risk. In December, we sold 375 million of Vodafone shares. This fact reduced the level of risk in the portfolio to $534.3 million.

Our strategic holdings in the industrial and financial equity portfolios are steady. Fluctuations in the market value of the shares in such portfolios do not have an effect on our operational results (as most of them are accounted for by the equity method) and their book value is much lower than their market value.

The average daily VaR for the year, 2002, was $629.0 million, with a minimum of $534.3 million and a high of $740.3 million.

Management of structural liquidity

Management of structural liquidity enables assets to be financed in optimum conditions in terms of maturities and costs, preventing the assumption of undesired liquidity risks. We have a diversified portfolio of assets that are liquid or can be made so in the short term, adjusted to its positions. We also have an active presence in a wide and diversified series of financing markets or securitization of its assets, limiting our dependence on specific markets and keeping open the capacity of recourse to markets.

In 2002 we implemented an Issues and Securitization Plan and obtained €9,523 million as follows: €1,100 million of subordinated debt; €4,166 million of senior debt and mortgage bonds and €4,257 million of securitizations. Additionally, we reduced our short term financing needs (commercial paper) from the markets by €5,000 million by substituting alternative short term funding sources.

Back to Contents

Outstanding balance of securitized funds issued by
the Santander Central Hispano Group in Spain

Millions of euros	December 31, 2002	December 31, 2001

F.T.H.: Hipotebansa III	—	28.6
F.T.H.: Hipotebansa IV	51.6	74.9
F.T.H.: Hipotebansa V	66.5	87.9
F F.T.H.: Hipotebansa VI	104.7	130.0
F.T.H.: Hipotebansa VII	157.3	188.9
F.T.H.: Hipotebansa VIII	180.8	218.1
F.T.H.: Hipotebansa IX	337.0	395.8
F.T.H.: Hipotebansa X	814.4	—
F.T.H.: Hipotebansa XI	1,050.5	—
F.T.A.: Santander 1	3,940.6	2,191.1
FTPYME: SCF Spain 02-1	850.0	—
F.T.H.: Banesto 1	379.2	461.3
F.T.H.: Banesto 2	472.9	551.7
F.T.H.: Banesto 3	436.1	501.0
FTPYME: Banesto 1	440.3	—
Total	9,282.2	4,829.3

Capital management

Capital management aims to optimize its structure and cost from the regulatory and economic standpoints.

We have a targeted BIS ratio of 12%, although sometimes it can be lower than this because of strategic investments. In order to ensure our solvency we use different instruments and policies: capital increases and issues eligible for equity (preferred shares and subordinated debt), retained earnings, dividend policy and securitizations.

As well as managing our regulatory capital, we are undertaking various projects to optimize the return on the economic capital consumed by the businesses:

•	Active management of the business portfolio. Assigning economic capital to businesses in order to measure the contribution of each one and the eventual reallocation of this capital.

•
Active management of structural credit risk with profitability-risk criteria. The aim is to conduct operations that increase the portfolio efficiency (e.g. stepping up diversification to minimize the risk maintaining the profitability).

This focus of economic capital, in our case, goes beyond that of regulatory capital because of the combined effect of factors that are not eligible for equity (capital gains) or penalize the regulatory capital (goodwill), but which nevertheless form part of economic capital.

Back to Contents

D. Market Risk: VaR Consolidated Analysis

Our total daily VaR at December 31, 2001 and our daily VaR estimates at December 31, 2002, broken down by trading and structural (non-trading) portfolios, were as follows (excluding our Argentine portfolios) at the dates below:

	At December 31, 2001	At December 31, 2002

		Low	Average	High	Period End

		(in millions of dollars)
Trading	18.9	11.0	25.3	46.3	24.2
Structural (Non-trading)	746.0	602.3	691.4	870.6	602.3
Diversification Effect	(18.6)	(10.9)	(24.9)	(45.0)	(23.7)

Total	746.2	602.4	691.8	871.9	602.8

Activities in Argentina are not included so as to avoid distortion in risk that would not be generated given the special reserve we made. See note 1 to our consolidated financial statements.

Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk, broken down by trading and structural (non-trading) portfolios, were as follows at and for the periods ended on the dates set forth below:

Interest Rate Risk
	At December 31, 2001	At December 31, 2002

		Low	Average	High	Period End

		(in millions of dollars)
Interest rate risk –
Trading	15.4	9.0	19.0	37.0	15.9
Structural (Non-trading)	80.4	67.2	89.2	166.1	79.0
Diversification Effect	(14.0)	(8.4)	(17.0)	(32.9)	(14.4)

Total.	81.9	67.8	91.2	170.2	80.6

Foreign Exchange Rate Risk
	At December 31, 2001	At December 31, 2002

		Low	Average	High	Period End

		(in millions of dollars)
Foreign exchange rate risk –
Trading	5.8	2.9	15.6	41.7	17.9
Structural (Non-trading)	147.6	76.0	146.4	243.1	84.8
Diversification Effect	(5.7)	(2.8)	(14.8)	(38.1)	(16.1)

Total	147.7	76.0	147.2	246.7	86.7

Equity Price Risk
	At December 31, 2001	At December 31, 2002

		Low	Average	High	Period End

		(in millions of dollars)
Equity price risk
Trading	2.0	1.4	3.2	6.1	1.4
Structural (Non-trading)	734.4	534.3	629.0	740.3	534.3
Diversification Effect	(2.0)	(1.4)	(3.1)	(6.1)	(1.4)

Total	734.4	534.3	629.0	740.3	534.3

Back to Contents

Item 12. Description of Securities Other than Equity Securities.

A. Debt Securities.

Not Applicable

B. Warrants and Rights.

Not Applicable

C. Other Securities.

Not Applicable

D. American Depositary Shares.

Not Applicable

Back to Contents

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not Applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

E. Use of proceeds.

Not Applicable

Item 15. Disclosure controls and Procedures

(a) Evaluation of disclosure controls and procedures. Our chief executive officer and our chief financial officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-14(c) and 15-d-14(c)) as of a date (the “Evaluation Date”) within 90 days of the filing date of this annual report, have concluded that as of the Evaluation Date, our disclosure controls and procedures were adequately designed and effective to ensure the gathering, analysis and disclosure of the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

(b) Changes in internal controls. There have been no significant changes in our internal controls or to our knowledge, in other factors that could significantly affect our internal controls subsequent to the Evaluation Date.

Item 16. Reserved

PART III

Item 17. Financial Statements.

We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements.

Reference is made to Item 19 for a list of all financial statements filed as part of this Form 20-F.

Item 19. Exhibits.

(a) Index to Financial Statements

(b) List of Exhibits.
Exhibit Number	Description

1.1	By-laws (Estatutos) of Banco Santander Central Hispano, S.A., as amended (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for 2001).
1.2	By-laws (Estatutos) of Banco Santander Central Hispano, S.A., as amended (English translation)(incorporated by reference to Exhibit 1.2 to our Annual Report on Form 20-F for 2001).
8.1	List of Subsidiaries (incorporated by reference to Exhibit I of our Financial Pages filed with this Form 20-F).
12.1	Section 906 Certification
12.2	Consent of Deloitte & Touche España, S.L.

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Banco Santander Central Hispano, S.A.

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER CENTRAL HISPANO, S.A. By: /s/ Francisco Gómez Name: Francisco Gómez Title: Chief Financial Officer

Date: June 30, 2003

Back to Contents

I, Alfredo Sáenz, certify that:

1. I have reviewed this annual report on Form 20-F of Banco Santander Central Hispano, S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ Alfredo Sáenz

Name: Alfredo Sáenz
Title: Second Vice Chairman and Chief Executive Officer

Back to Contents

I, Francisco Gómez, certify that:

1. I have reviewed this annual report on Form 20-F of Banco Santander Central Hispano, S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ Francisco Gómez

Name: Francisco Gómez
Title: Chief Financial Officer

Back to Contents

INDEX TO FINANCIAL STATEMENTS

(a) Index to Financial Statements

Back to Contents

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Banco Santander Central Hispano, S.A.:

We have audited the accompanying consolidated balance sheets of BANCO SANTANDER CENTRAL HISPANO, S.A. (the “Bank”) and Companies composing, together with the Bank, the SANTANDER CENTRAL HISPANO GROUP (the “Group” – Notes 1 and 3) as of December 31, 2002, 2001 and 2000, and the related consolidated statements of income for the years then ended. These financial statements are the responsibility of the controlling company’s directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Pursuant to Rule 13 of Bank of Spain Circular 4/1991 and after authorization by the Bank of Spain and by the respective Shareholders’ Meetings, the Bank and other Group entities recorded in 2002, 2001 and 2000 – with a charge to unrestricted reserves (approximately €856 million, €452 million and €496 million, respectively) and to the related deferred tax asset accounts (approximately €461 million, €244 million and €267 million, respectively) – the allowances required to cover the commitments to employees who took early retirement in those years through the date of effective retirement (Notes 2-j, 17 and 21).

As required by the Bank of Spain, the “Reserves” caption in the consolidated balance sheets as of December 31, 2002, 2001 and 2000, includes approximately €3,738 million for the difference between the market value of the investments in the capital stock of certain entities acquired in 2000 and the amount at which certain Bank shares were issued – pursuant to Article 159.1.c of the revised Spanish Corporations Law – for these acquisitions (Notes 20 and 21). This addition to the Group’s reserves gave rise to a corresponding increase in the acquisition cost of the investments acquired (Notes 10 and 11).

In our opinion, the 2002, 2001 and 2000 consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Santander Central Hispano Group as of December 31, 2002, 2001 and 2000, and of the consolidated results of its operations and of the consolidated funds obtained and applied by it for the years then ended in conformity with accounting principles generally accepted in Spain.

Accounting principles generally accepted in Spain vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2002 and the determination of stockholders’ equity and financial position as of December 31, 2002 and 2001, to the extent summarized in Note 27.

DELOITTE & TOUCHE ESPAÑA, S.L.

Madrid-Spain, January 31, 2003, except for Note 27 as to which the date is June 16, 2003

Back to Contents

BANCO SANTANDER CENTRAL HISPANO, SA AND COMPANIES COMPOSING THE SANTANDER CENTRAL HISPANO GROUP
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002, 2001 AND 2000 (NOTES 1, 2, 3 AND 4)
(Currency - Thousands of Euros)

ASSETS	2002	2001	2000

CASH ON HAND AND ON DEPOSIT AT CENTRAL BANKS:
Cash on hand	1,808,417	2,472,131	2,483,658
Cash at Bank of Spain	775,206	2,109,979	1,797,874
Cash at other central banks	3,657,955	5,200,089	4,090,140

	6,241,578	9,782,199	8,371,672

GOVERNMENT DEBT SECURITIES (Note 5)	24,988,493	24,694,890	22,754,931

DUE FROM CREDIT ENTITIES (Note 6):
Demand deposits	3,148,911	5,612,648	5,582,110
Other	37,107,479	37,376,642	31,181,980

	40,256,390	42,989,290	36,764,090

LOANS AND CREDITS (Note 7)	162,972,957	173,822,046	169,384,197

DEBENTURES AND OTHER FIXED-INCOME
SECURITIES (Note 8)
Public-sector issuers	22,854,792	32,080,620	33,723,607
Other issuers	9,231,369	10,223,775	12,838,069

	32,086,161	42,304,395	46,561,676
COMMON STOCKS AND OTHER EQUITY
SECURITIES (Note 9)	7,866,752	7,807,911	6,448,914

HOLDINGS IN NON-GROUP COMPANIES (Note 10)	4,769,738	6,661,805	7,719,700

HOLDINGS IN GROUP COMPANIES (Note 11)	1,129,393	1,227,351	1,155,969

INTANGIBLE ASSETS:
Incorporation and start-up expenses	7,675	12,759	61,622
Other deferred charges	635,373	861,022	619,060

	643,048	873,781	680,682

GOODWILL IN CONSOLIDATION (Note 12):
Companies consolidated by the global integration method	8,970,164	8,792,711	10,038,982
Companies carried by the equity method	984,571	1,075,986	1,593,800

	9,954,735	9,868,697	11,632,782

PROPERTY AND EQUIPMENT (Note 13):
Land and buildings for own use	3,000,385	3,758,784	4,043,555
Other property	280,711	518,637	611,319
Furniture, installations and other	1,659,463	2,076,509	2,050,629

	4,940,559	6,353,930	6,705,503

TREASURY STOCK	14,746	21,378	56,062

OTHER ASSETS (Note 22)	17,554,670	21,076,637	19,975,250

ACCRUAL ACCOUNTS	6,353,686	9,126,074	9,729,160

PRIOR YEARS’ LOSSES AT CONSOLIDATED
COMPANIES (Note 21)	4,435,179	1,527,129	987,377

TOTAL ASSETS	324,208,085	358,137,513	348,927,965

MEMORANDUM ACCOUNTS (Note 23)	82,480,069	85,606,110	89,601,751

The accompanying Notes 1 to 27 and Exhibits I to V are an integral part of the consolidated balance sheets as of December 31, 2002, 2001 and 2000.

Back to Contents

BANCO SANTANDER CENTRAL HISPANO, SA AND COMPANIES COMPOSING THE SANTANDER CENTRAL HISPANO GROUP
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002, 2001 AND 2000 (NOTES 1, 2, 3 AND 4)
(Currency - Thousands of Euros)

LIABILITIES AND EQUITY	2002	2001	2000

DUE TO CREDIT INSTITUTIONS (Note 14)	50,820,719	53,929,789	68,010,963
CUSTOMER DEPOSITS (Note 15):
Savings deposits-
Demand	67,644,766	75,481,038	67,287,855
Time	52,286,346	52,759,866	60,250,328
Other deposits-
Demand	408,544	1,137,361	1,539,312
Time	47,476,100	52,149,027	40,476,981

	167,815,756	181,527,292	169,554,476

MARKETABLE DEBT SECURITIES (Note 16)
Bonds and debentures outstanding	20,497,329	21,229,154	20,085,957
Promissory notes and other securities	10,791,778	20,379,942	14,079,953

	31,289,107	41,609,096	34,165,910

OTHER LIABILITIES (Note 22)	10,811,902	11,254,425	11,062,469

ACCRUAL ACCOUNTS	7,029,998	9,473,748	10,454,582

PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 17):
Pension allowance	8,839,081	9,021,366	8,652,369
Other provisions	5,008,669	7,895,923	6,794,863

	13,847,750	16,917,289	15,447,232

GENERAL RISK ALLOWANCE	132,223	132,223	132,223

NEGATIVE DIFFERENCE IN CONSOLIDATION	15,459	17,333	154,899

CONSOLIDATED INCOME FOR THE YEAR:
Group	2,247,177	2,486,303	2,258,141
Minority interests (Note 19)	538,463	840,606	800,987

	2,785,640	3,326,909	3,059,128

SUBORDINATED DEBT (Note 18)	12,450,228	12,995,991	10,729,941

MINORITY INTERESTS (Note 19)	6,036,710	7,433,330	8,331,723

CAPITAL STOCK (Note 20)	2,384,201	2,329,681	2,280,118

ADDITIONAL PAID-IN CAPITAL (Note 21)	8,979,735	8,651,004	8,078,240

RESERVES (Note 21)	5,573,390	5,423,738	5,394,432

REVALUATION RESERVES (Note 21)	42,666	42,666	42,666

RESERVES AT CONSOLIDATED COMPANIES (NOTE 21)	4,192,601	3,072,999	2,028,963

TOTAL LIABILITIES AND EQUITY	324,208,085	358,137,513	348,927,965

The accompanying Notes 1 to 27 and Exhibits I to V are an integral part of the consolidated balance sheets as of December 31, 2002, 2001 and 2000.

Back to Contents

BANCO SANTANDER CENTRAL HISPANO, SA AND COMPANIES COMPOSING THE SANTANDER CENTRAL HISPANO GROUP
CONSOLIDATED STATEMENT OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (NOTES 1, 2, 3 AND 4)
(Currency - Thousands of Euros)

	(Debit) Credit

STATEMENT OF INCOME	2002	2001	2000

INTEREST AND SIMILAR REVENUES (Note 25)	22,711,338	28,116,759	29,159,725
Of which: Fixed-income securities	5,081,124	5,318,056	4,292,248
INTEREST AND SIMILAR EXPENSES (Note 25)	(13,825,855)	(18,408,400)	(21,294,358)

INCOME FROM EQUITY SECURITIES: (Note 25)
Common stocks and other equity securities	120,061	124,734	130,822
Holdings in non-Group companies	311,863	408,165	271,898
Holdings in Group companies	41,248	15,506	21,474

	473,172	548,405	424,194

NET INTEREST REVENUE	9,358,655	10,256,764	8,289,561

FEES COLLECTED (Note 25)	5,147,086	5,535,183	4,762,378
FEES PAID (Note 25)	(857,802)	(913,448)	(749,384)
NET GAINS ON FINANCIAL TRANSACTIONS (Note 25)	356,250	685,142	702,102

NET ORDINARY REVENUE	14,004,189	15,563,641	13,004,657

OTHER OPERATING REVENUES (Note 25)	128,431	118,700	201,622
GENERAL ADMINISTRATIVE EXPENSES:
Personnel expenses (Note 25)	(4,521,718)	(5,258,297)	(4,450,957)
Of which:
Wages and salaries	(3,208,776)	(3,794,237)	(3,299,881)
Employee welfare expenses	(739,448)	(841,104)	(716,064)
Of which: Pensions	(130,054)	(162,910)	(130,666)
Other administrative expenses (Note 25)	(2,800,333)	(3,142,686)	(2,845,408)

	(7,322,051)	(8,400,983)	(7,296,365)
DEPRECIATION, AMORTIZATION AND WRITEDOWNS OF PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS (Note 13)	(889,832)	(987,319)	(900,148)
OTHER OPERATING EXPENSES	(354,913)	(349,585)	(321,205)

NET OPERATING REVENUE	5,565,824	5,944,454	4,688,561

NET INCOME FROM COMPANIES CARRIED BY THE EQUITY METHOD (Notes 10 and 11):
Share in income of companies carried by the equity method	706,214	1,102,479	1,130,474
Share in losses of companies carried by the equity method	(73,205)	(156,930)	(82,831)
Value adjustments due to collection of dividends	(353,111)	(423,671)	(293,372)

	279,898	521,878	754,271

AMORTIZATION OF GOODWILL IN CONSOLIDATION (Note 12)	(1,358,616)	(1,872,952)	(598,548)
GAINS ON GROUP TRANSACTIONS:
Gains on disposal of holdings in Companies consolidated by the global integration method	10,092	7,314	5,397
Gains on disposal of holdings carried by the equity method (Note 3)	1,859,277	1,173,987	374,701
Gains on transactions involving controlling company shares and Group financial liabilities	702	4,520	15,404
Reversal of negative differences in consolidation	-	-	3,943

	1,870,071	1,185,821	399,445

LOSSES ON GROUP TRANSACTIONS:

Losses on disposal of holdings in companies consolidated by global integration method (Notes 3 and 12)	(808,498)	(451)	(168)
Losses on disposal of holdings carried by the equity method	(35,089)	(5,884)	(11,678)
Losses on transactions involving controlling company shares and Group financial liabilities	(17,544)	(10,037)	(2,753)

	(861,131)	(16,372)	(14,599)

WRITE-OFFS AND CREDIT LOSS PROVISIONS (Net) (Note 7)	(1,648,192)	(1,586,017)	(1,048,345)
WRITEDOWNS OF LONG-TERM FINANCIAL INVESTMENTS (Net)	(272)	(751)	(613)
EXTRAORDINARY INCOME (Note 25)	1,270,092	3,005,644	451,390
EXTRAORDINARY LOSS (Note 25)	(1,608,925)	(2,944,400)	(857,566)

INCOME BEFORE TAXES	3,508,749	4,237,305	3,773,996

CORPORATE INCOME TAX (Note 22)	(314,979)	(465,664)	(392,762)
OTHER TAXES (Note 22)	(408,130)	(444,732)	(322,106)

CONSOLIDATED INCOME FOR THE YEAR	2,785,640	3,326,909	3,059,128
INCOME ATTRIBUTED TO MINORITY INTERESTS (Note 19)	538,463	840,606	800,987

INCOME ATTRIBUTED TO THE GROUP	2,247,177	2,486,303	2,258,141

The accompanying Notes 1 to 27 and Exhibits I to V are an integral part of the consolidated statements of income for the years ended December 31, 2002, 2001 and 2000.

Back to Contents

Banco Santander Central Hispano, S.A.
and Companies composing
the Santander Central Hispano Group

Notes to Consolidated Financial Statements
for the Years Ended December 31, 2002, 2001 and 2000

1. Description of the Bank, basis of presentation of the consolidated financial statements and other information

Description of the Bank

Banco Santander Central Hispano, S.A. (“the Bank”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The bylaws and other public information on the Bank can be consulted in the web page of the Bank (www.gruposantander.com) and in its registered office at Paseo de Pereda 9-12, Santander.

Basis of presentation of the consolidated financial statements

The consolidated financial statements of the Bank and of the companies which, together with it, compose the Santander Central Hispano Group (“the Group”) are presented in the formats stipulated by Bank of Spain Circular 4/1991 and subsequent amendments, and, accordingly, they give a true and fair view of the consolidated net worth, financial position and results of the Group. These consolidated financial statements, which were prepared by the Bank’s directors from the accounting records of the Bank and of each of the companies composing the Group, include the adjustments and reclassifications required to conform the accounting principles and presentation criteria followed by certain subsidiaries —mainly those abroad— with those applied by the Bank (Note 2).

The 2001 and 2000 consolidated financial statements were approved by the Shareholders’ Meetings of the Bank on June 24, 2002 and March 10, 2001, respectively.

The 2002 consolidated financial statements of the Group, the Bank and almost all the consolidated companies have not yet been approved by the respective Shareholders’ Meetings. However, the Bank’s Board of Directors considers that they will be approved without material changes.

Objections to corporate resolutions

The directors of the Bank and their legal advisers consider that the objection to certain resolutions adopted by the Bank’s Shareholders’ Meetings on June 24 and February 9, 2002, March 10, 2001 and January 18 and March 4, 2000, will have no effect on the financial statements of the Bank and the Group.

On April 25, 2001, the Santander Court of First Instance number 1 rejected in full a claim contesting the resolutions adopted at the Shareholders’ Meeting on January 18, 2000. The plaintiff filed an appeal against the judgment. On December 2, 2002, the Cantabria Provincial Appeal Court rejected the appeal. A cassation appeal has been filed against the judgment of the Cantabria Provincial Appeal Court.

On November 29, 2002, the Santander Court of First Instance number 2 rejected in full the claims contesting the resolutions adopted at the Shareholders’ Meeting on March 4, 2000. An appeal has been filed against the judgment.

On March 12, 2002, the Santander Court of First Instance number 4 rejected in full the claims contesting the resolutions adopted at the Shareholders’ Meeting on March 10, 2001. An appeal has been filed against the judgment.

On September 9, 2002, the Santander Court of First Instance number 5 rejected in full the claim contesting the resolutions adopted at the Shareholders’ Meeting on February 9, 2002. An appeal has been filed against the judgment.

Accounting policies

The consolidated financial statements of the Group were prepared in accordance with the generally accepted accounting principles and valuation methods described in Note 2, which basically coincide with those established by Bank of Spain Circular 4/1991 and subsequent amendments thereto. All obligatory accounting principles and valuation methods with a material effect on the consolidated financial statements were applied in preparing them.

Back to Contents

Consolidation principles

The companies whose business activity is directly related to that of the Bank and which are directly or indirectly 50% or more owned by the Bank or, if less than 50% owned, are effectively controlled by the Bank and constitute, together with the Bank, a single decision-making unit, were consolidated by the global integration method.

All significant accounts and transactions between consolidated companies were eliminated in consolidation. The equity of third parties in the Group is presented under the “Minority Interests” caption and in the “Consolidated Net Income for the Year — Minority Interests” account in the consolidated balance sheets (Note 19).

The investments in companies controlled by the Bank and not consolidable because their business activity is not directly related to that of the Bank (Note 11) and the investments in other companies with which the Group has a lasting relationship and which are intended to contribute to the Group’s business activities, in which the Group’s ownership interests are generally equal to or exceed 20% -3% if listed— (“associated companies” — Note 10), are carried at the fraction of the investees’ net worth corresponding to such investments, net of the dividends collected from them and other net worth eliminations (equity method).

The income or loss generated by companies acquired in each year is consolidated by taking into account only the income or loss relating to the period between the acquisition date and the related year-end.

Determination of net worth

In evaluating the Group’s net worth, the balances of the following captions in the accompanying consolidated balance sheets should be taken into consideration:

	Thousands of Euros

	2002	2001	2000

Capital stock (Note 20)	2,384,201	2,329,681	2,280,118

Reserves (Note 21):
Additional paid-in capital	8,979,735	8,651,004	8,078,240
Reserves	5,573,390	5,423,738	5,394,432
Revaluation reserves	42,666	42,666	42,666

	14,595,791	14,117,408	13,515,338

Reserves at consolidated companies	4,192,601	3,072,999	2,028,963
Accumulated losses at consolidated companies	(4,435,179)	(1,527,129)	(987,377)

Total reserves	14,353,213	15,663,278	14,556,924

Add- Consolidated net income for the year-Group	2,247,177	2,486,303	2,258,141

Less-
Other assets-
Interim dividend paid (Note 4)	(727,782)	(685,380)	(597,047)
Interim dividend not yet paid	—	—	(301,482)
Treasury stock	(14,746)	(21,378)	(56,062)

	(742,528)	(706,758)	(954,591)

Net worth per books at year-end	18,242,063	19,772,504	18,140,592

Less-
Third interim dividend (Note 4)	(358,231)	(350,039)	—
Fourth interim dividend (Note 4)	(289,595)	(294,043)	(342,690)

Net worth, after the distribution of income for the year	17,594,237	19,128,422	17,797,902

Capital Adequacy Requirements

The entry into force of Law 13/1992 and Bank of Spain Circular 5/1993 and subsequent amendments introduced new regulations governing minimum equity requirements for credit institutions at both individual and consolidated group levels.

As of December 31, 2002, 2001 and 2000, the eligible equity of the Group was higher than the minimum requirements stipulated by the above-mentioned legislation.

Detail of risk provisions and coverage

In accordance with the Bank of Spain regulations, the risk provisions and coverage are presented as assigned to the related assets and/or in specific accounts. The detail of the aggregate risk provisions, coverage and guarantees, disregarding their accounting classification, is as follows:

Back to Contents

	Thousands of Euros

	2002	2001	2000

Credit loss allowance-
Due from credit institutions (Note 6)	90,522	107,107	279,405
Of which: Country risk	8,537	67,999	152,212
Loans and credits (Note 7)	4,938,204	5,287,314	5,172,184
Of which: Country risk	309,674	262,760	153,114
Debentures and other fixed-income securities (Note 8)	135,552	188,453	198,881
Of which: Country risk	257	12,177	32,173

	5,164,278	5,582,874	5,650,470

Security price fluctuation allowance-
Government debt securities (Note 5)	33	10,182	3,696
Debentures and other fixed-income securities (Note 8)	198,420	298,775	313,079
Common stocks and other equity securities (Note 9)	569,715	522,640	618,406

	768,168	831,597	935,181

Pension allowance (*) (Note 2-j)-
At Spanish companies	7,448,941	6,626,201	5,966,704
Of which: Other assets	3,191,513	3,240,237	3,170,597
At foreign companies	3,001,768	4,033,609	3,541,307

	10,450,709	10,659,810	9,508,011

General risk allowance (**)	132,223	132,223	132,223

Tangible fixed asset allowance-
Foreclosed assets (Note 13)	395,406	563,455	623,881
Other assets	104,837	131,652	99,702

	500,243	695,107	723,583

Other asset allowances	207,750	243,013	219,117

Other provisions for contingencies and expenses (Note 17)	5,008,669	7,895,923	6,794,863

Total	22,232,040	26,040,547	23,963,448

(*)	The consolidated balance sheets do not include the pension commitments of foreign companies which are covered by contracts taken out with insurance companies.

(**)	In application of the regulations set by the Bank of Spain, the balance of this allowance is deemed to form part of the Group’s net worth reserves for the purposes of complying with capital adequacy requirements.

Argentina

Taking into account the uncertainty prevailing in Argentina as a result of the changes in its financial system (sharp devaluation of the peso, conversion to pesos of certain foreign-currency denominated assets and liabilities in the balance sheets of Argentine entities and rescheduling of customer deposits, among others), until final rules are issued to correct current asymmetries and in view of possible future events, the 2002 and 2001 consolidated financial statements were prepared as described below, in accordance with the Group’s traditional policy of prudence in valuation:

1.	The assets and liabilities as of December 31, 2002, of all the Group entities located in Argentina were translated to Euro at a final exchange rate of ARP 3.54/€1 (equivalent to ARP 3.375/US$1). The net worth effect of this translation (from commencement of the devaluation) amounted to approximately €982 million (€505 million as of December 31, 2001, after the translation of the financial statements using a final exchange rate of ARP 1.498/€1, which is a representative market exchange rate as of the date of preparation of the 2001 financial statements) and is recorded, as stipulated in Bank of Spain Circular 4/1991, under the “Accumulated Losses at Consolidated Companies” caption (Note 21).

2.	A specific allowance of €1,287 million was recorded in 2001 (€1,244 million of which were recorded with a charge to the “Extraordinary Loss” caption in the consolidated statement of income) to cover—after considering the translation differences referred to above–the net book value of the Group banks located in Argentina (€774 million) and the consolidation goodwill (including coverage of the investment relating to the purchase of Banco Río de la Plata, S.A. shares, as discussed in Note 3) arising from these entities (€513 million – Note 12) which had not been amortized as of December 31, 2001.

As of December 31, 2002, the total allowance recorded amounted to €1,623 million (€1,356 million of which were recorded with a charge to the “Provisions for Contingencies and Expenses – Other Provisions” caption) and covered in full the net book value of and the goodwill on the investments in companies located in that country, the risk arising from intercompany transactions, as well as the additional provisions for country-risk with third parties as a result of the change in the classification of Argentina (Note 17).

3.	In order that the accounting principles and presentation criteria in the financial statements of the Group subsidiaries located in Argentina are consistent with those of the Group, the results of these subsidiaries were neutralized and no other uniformity or accounting classification adjustment was made to their financial statements.

In 2002 no cash contributions were made from other Group entities to the subsidiaries located in Argentina.

Back to Contents

2. Summary of Significant Accounting principles and valuation methods

The accounting principles and valuation methods applied in preparing the consolidated financial statements were as follows:

a)	Recognition of revenues and expenses

Revenues and expenses are generally recognized for accounting purposes on an accrual basis, the interest method being applied for transactions whose settlement periods exceed 12 months. However, in accordance with the principle of prudence and with Bank of Spain regulations, the interest earned on non-performing, disputed or doubtful loans, including interest subject to country risk in countries classified as experiencing temporary difficulties and as doubtful or very doubtful, is not recognized as a revenue until it is collected.

b)	Foreign currency transactions

Translation methods

Balances denominated in foreign currencies, including those of the financial statements of the consolidated companies and branches in non-EMU countries, were translated to Euro at the year-end average official exchange rates in the Spanish spot foreign currency market, except for:

1.	The balances funded in Euro relating to the capital amounts assigned to branches in non-EMU countries and to the reserves and undistributed earnings of companies and branches in non-EMU countries, which were translated at historical exchange rates.

2.	The revenue and expense accounts of the consolidated companies and branches in non-EMU countries, which were translated at the average exchange rates in each year.

3.	The balances arising from non-hedging forward foreign currency/foreign currency and foreign currency/Euro purchase and sale transactions were translated to Euro at the year-end exchange rates prevailing in the forward foreign currency market.

Accounting for exchange differences

The exchange differences arising from application of the above-mentioned translation methods are recorded as follows:

1.	The net debit and credit differences arising in the consolidation process are recorded under the “Accumulated Losses at Consolidated Companies”; and “Reserves at Consolidated Companies” captions, respectively, in the consolidated balance sheets, net of the portion of these differences relating to minority interests (Note 21).

2.	The remaining exchange differences are recorded under the “Gains (Losses) on Financial Transactions” caption in the consolidated statements of income (Note 25), and those relating to non-hedging forward transactions are included under the “Other Assets” or “Other Liabilities” caption in the consolidated balance sheets.

Certain of the companies located in countries with specific accounting regulations on the recording of adjustments for inflation (basically Chile, Mexico, Uruguay, Bolivia and Peru) record debits and credits in their income statements to adjust their assets and liabilities for inflation. These debits and credits are recorded under the “Extraordinary Loss” and “Extraordinary Income” captions in the consolidated statements of income. The detail of these items is as follows:

	Thousands of Euros

	2002	2001	2000

Extraordinary income:
Other revenues	36,542	15,332	48,015

Extraordinary loss:
Other expenses	(106,079)	(57,133)	(116,049)

	(69,537)	(41,801)	(68,034)

c)	Credit loss allowance

The credit loss allowances, which are recorded as a reduction of the “Due from Credit Institutions”, “Loans and Credits” and “Debentures and Other Fixed-Income Securities” captions on the asset side of the consolidated balance sheets, are intended to cover possible losses in the full recovery of all types of risk transactions, except off-balance-sheet risks, arranged by the consolidated companies in the course of their business activity.

Back to Contents

The credit loss allowances were calculated as follows:

1.	Allowance for risks in Spain and abroad, excluding country risk:

a.	Specific allowances: on a case-by-case basis, based on the loan recovery expectations and, as a minimum, by application of the coefficients stipulated in Bank of Spain regulations. The credit loss allowance is increased by provisions from period income and is decreased by charge-off of debts deemed to be uncollectible or which have been non-performing for more than three years (six years in the case of mortgage loans with effective coverage) and by releases, where appropriate, of the provisions recorded for debts subsequently recovered (Note 7).

b.	General-purpose allowance: additionally, in accordance with Bank of Spain regulations, an additional general—purpose allowance, equal to 1% of the loans, private-sector fixed-income securities, contingent liabilities and doubtful assets for which provision is not mandatory (0.5% for certain mortgage loans) has been provided for losses not specifically identified at year-end.

2.	Country-risk allowance: on the basis of the estimated classification of the degree of debt-servicing difficulty being experienced by each country (Note 7).

3.	Allowance for the statistical coverage of credit losses: additionally, from July 1, 2000, the Group is required to record an allowance for the statistical coverage of the unrealized credit losses on the various homogeneous loan portfolios, by charging each quarter to the “Write-offs and Credit Loss Provisions” caption in the consolidated statement of income for each of the consolidated companies, the positive difference resulting from subtracting the net specific provisions for credit losses recorded in the quarter from one-fourth of the statistical estimate of the overall unrealized loan losses on the various homogeneous loan portfolios (credit risk of each portfolio multiplied by certain coefficients which range from 0% to 1.5%). If the resulting difference were negative, the amount would be credited to the consolidated statement of income with a charge to the allowance recorded in this connection (to the extent of the available balance).

The provisions recorded to cover the Group’s losses which may be incurred as a result of the off-balance-sheet risks maintained by the consolidated companies are included under the “Provisions for Contingencies and Expenses – Other Provisions” caption in the consolidated balance sheets (Note 17).

The credit loss allowances recorded by the Group comply with Bank of Spain regulations.

d)	Government debt securities, debentures and fixed-income securities

The securities composing the Group’s fixed-income securities portfolio were classified as follows:

1.	The securities assigned to the trading portfolio, which consists of securities held for the purpose of operating in the market, are stated at their year-end market price. The net differences arising from price fluctuations are recorded (ex-coupon) under the “Gains (Losses) on Financial Transactions” caption in the consolidated statements of income.

2.	The securities assigned to the held-to-maturity investment portfolio, which consists of securities which the Group has decided to hold until final maturity basically because it has the financial capacity to do so or because it has related financing available, are stated at acquisition cost, adjusted by the amount resulting from accruing by the interest method the positive or negative difference between the redemption value and the acquisition cost over the residual life of the security.

3.	The securities assigned to the available-for-sale portfolio, which consists of the securities not assigned to either of the two portfolios described above, are stated at their adjusted acquisition cost, as defined in paragraph 2 above. The adjusted acquisition cost and the market value of these securities are compared. The market value of listed securities in this portfolio is deemed to be the market price on the last day of trading of each year and that of unlisted securities to be the current value at the market interest rates prevailing on that date. A security price fluctuation allowance is recorded, if required, with a charge to asset accrual accounts or to income.

In the fixed-income securities assigned to the available-for-sale portfolio, the net difference (additional to the security price fluctuation allowance recorded with a charge to income) by which the adjusted acquisition cost exceeded their market value amounted to €272 million as of December 31, 2002 (Notes 5 and 8) (€206 million and €231 million as of December 31, 2001 and 2000, respectively). This amount is not reflected in the consolidated balance sheets since the security price fluctuation allowance recorded for this amount and the asset accrual account against which the allowance was recorded offset each other. This accrual account is taken into account in calculating the Group’s capital ratio.

In the event of disposal of these securities, the losses with respect to the adjusted acquisition cost are recorded with a charge to income. Gains (if they exceed the losses charged to income in the year) are credited to income only for the portion, if any, exceeding the security price fluctuation allowance required at year-end and charged to accrual accounts.

Back to Contents

e)	Equity securities

Equity securities held in the trading portfolio are valued at their market price at year-end. The net differences arising from price fluctuations are recorded under the “Gains (Losses) on Financial Transactions” caption in the consolidated statements of income.

The investments in non-consolidable Group companies and in associated entities are carried by the equity method (Note 1).

Equity securities, other than those described above, are recorded in the consolidated balance sheets at the lower of cost or market. The market value of these securities is determined as follows:

1.	Listed securities: lower of average market price in the last quarter of the year or market price on the last day of trading in the year.

2.	Unlisted securities: underlying book value of the investment per the latest available financial statements of the investees adjusted by the unrealized gains existing at the time of acquisition and still existing at year-end. The difference between acquisition cost and the amount calculated as indicated in the preceding paragraph which may be absorbed by the annual increase in the underlying book values of the investees over a maximum period of 20 years need not be written down.

The security price fluctuation allowance recorded to recognize the unrealized losses is presented as a reduction of the balance of the related captions in the consolidated balance sheets (Note 9).

f)	Intangible assets

Capital increase expenses, preference share issuance expenses, new business launch expenses, expenditures for the acquisition and preparation of computer systems and programs which will be useful over several years, investments in the refurbishment of leased office premises and similar items are generally recorded at cost, net of accumulated amortization. These expenses are amortized with a charge to income over a maximum period of five years.

€285,573 thousand, €336,837 thousand and €248,957 thousand of amortization of these expenses were charged to the consolidated statements of income in 2002, 2001 and 2000, respectively, and these amounts are recorded under the “Depreciation and Amortization and Write-down of Property and Equipment and Intangible Assets” caption.

g)	Consolidation goodwill and negative difference in consolidation

Consolidation goodwill

The positive differences between:

(i) the cost of the investments in consolidated companies (both those consolidated by the global integration method and those carried by the equity method)

(ii) as required by the Bank of Spain, the market value of the investments in other companies contributed by third parties in capital increases carried out at the Bank in accordance with the provisions of Article 159.1.c of the revised Spanish Corporations Law (Note 20)

and the respective underlying book values adjusted at the date of first-time consolidation are allocated as follows:

1.	If the difference is allocable to specific assets or liabilities of these companies, it is recorded by increasing the value of the assets (or reducing the value of the liabilities) whose market values were higher (lower) than the net book values per these companies’ balance sheets and whose accounting is similar to that of analogous assets (liabilities) of the Group (amortization, accrual, etc.).

2.	The remainder is recorded as consolidation goodwill. These differences are being amortized systematically from the acquisition date over a maximum period of 20 years (Note 12), which is the period in which it is considered that the investments will contribute to the obtainment of income for the Group.

The goodwill amortization charges are recorded under the “Amortization of Consolidation Goodwill” caption in the consolidated statements of income.

Negative difference in consolidation

The negative differences in consolidation, which are recorded in the consolidated balance sheets as deferred revenues, can be credited to consolidated income when the investments in the capital stock of the related investee companies are totally or partially disposed of.

Back to Contents

h)	Property and equipment

Operating property and equipment

Property and equipment are carried at the acquisition cost revalued pursuant to the applicable enabling provisions, net of the related accumulated depreciation.

Depreciation is provided by the straight-line method at rates based on the years of estimated average useful life of the related assets. The annual depreciation expense is calculated basically at the following rates:

Rate (%)

Buildings for own use	2
Furniture	7.5 to 10
Installations	6 to 10
Office and automation equipment	10 to 25

Upkeep and maintenance expenses are expensed currently.

Property and equipment acquired through foreclosure

These property and equipment items are stated at the lower of the book value of the assets used to acquire them or the appraised value of the asset acquired.

If these assets are not disposed of or added to the Group’s operating property and equipment, a provision is recorded on the basis of the time elapsed since their acquisition, the nature of the asset and/or the characteristics of the appraisal.

The provisions recorded with a charge to the “Extraordinary Loss” caption in the consolidated statements of income are presented as a reduction of the balance of the “Property and Equipment – Other Property“ caption (Note 13).

i)	Treasury stock

The balance of the “Treasury Stock” caption relates to Bank shares acquired and held by consolidated companies. These shares are reflected at cost, net of the required provision, if any, which is determined on the basis of the lower of the Group’s underlying book value or market price. The aforementioned provision is recorded with a charge to the “Losses on Group Transactions” caption in the consolidated statements of income.

The total Bank shares owned by consolidated companies represent 0.08% of the capital stock issued by the Bank as of December 31, 2002. At that date, the non-consolidable subsidiaries held 0.02% of the Bank’s capital stock.

In 2002, after taking into account the acquisitions made in the year, the Group companies disposed of 763,081,401 Bank shares.

j)	Pension commitments

Companies in Spain

Under the current collective labor agreements, certain Spanish consolidated entities have undertaken to supplement the social security benefits accruing to certain employees, or to their employees’ beneficiary right-holders, for retirement, permanent disability, death of spouse or death of parent. These commitments, which amounted to €9,975 million as of December 31, 2002, were covered by in-house allowances and external funds at that date. As of December 31, 2001 and 2000, they were covered by in-house allowances.

Applicable regulations

Pursuant to Royal Decree 1588/1999 enacting the Regulations on the instrumentation of the employers’ pension commitments to employees, accrued pension commitments and contingencies must be valued and covered using objective criteria, which must be at least as strict as those set forth in the aforementioned Regulations. These criteria are mainly that the applicable assumed annual interest rate shall not exceed 4% and that the life expectancy, mortality and disability tables to be used (if other than those relating to the past experience of the group concerned, properly checked) shall be those relating to domestic or foreign past experience, properly adjusted. The Bank of Spain extended to credit institutions the requirement to use the Swiss GRM/F-95 past experience tables because they meet the requirements relating to the principle of prudence.

Back to Contents

The transitional system for adaptation of the new pension commitment regulations stipulates as follows:

1.	The credit institutions that opt to maintain their pension allowances in-house (which is the case of the Group) shall record the difference between the recorded allowances as of December 31, 1999, and the allowances calculated by applying the new valuation methods as an in-house pension allowance, with a balancing entry in a debit-balance account (which is presented in the consolidated balance sheets offsetting the pension allowances) which shall be reduced each year with a charge to the consolidated statement of income by at least one-tenth of the beginning balance. The “Extraordinary Loss” caption in the 2002, 2001 and 2000 consolidated statements of income (Note 25) includes €125,601 thousand, €129,963 thousand and €130,955 thousand, respectively, relating to the annual charge recorded in this connection.

Also, Bank of Spain Circular 5/2000 stipulates that if an entity covers, fully or partially, the contingencies arising from the pension commitments referred to in Royal Decree 1588/1999 by taking out insurance contracts, the insured commitments (determined as the amount of the net level premium reserves to be recorded by the insurer) shall be recorded under the “Provisions for Contingencies and Expenses – Pension Allowance” caption, with a charge to the “Other Assets” caption in the balance sheet. As of December 31, 2002, the amount of the aforementioned insured commitments was €3,192 million (€3,240 million and €3,171 million as of December 31, 2001 and 2000, respectively – Note 17).

Additionally, the valuation differences arising exclusively from the fact that the investments relating to the insurance contracts are at interest rates exceeding those applied in calculating the commitments to employees (4% annually), are recorded as an in-house pension allowance, with a balancing entry in a debit-balance account (which is recorded in the consolidated balance sheets as of December 31, 2002, 2001 and 2000, offsetting the pension allowance), which is reduced (with a charge to the “Interest and assimilated Expenses” caption in the consolidated statement of income – Note 25) at the appropriate rate so that, taken together with the allocable cost resulting from the increase in the recorded in-house pension allowance arising from the rate of return used to calculate it, it is equal to the increase in value of the assets added (recorded with a credit to the “Interest and assimilated revenues” caption in the consolidated statement of income – Note 25), thus neutralizing the effect on income. As of December 31, 2002, 2001 and 2000, the aforementioned valuation differences amounted to €1,091 million, €1,234 million and €1,342 million, respectively.

Additionally, certain labor obligations may be recorded over a maximum period of five years (“Other Commitments”). These liabilities are recorded under the “Provisions for Contingencies and Expenses – Pension Allowance” caption (Note 17), with a charge to “Extraordinary Loss” (Note 25).

2.	Credit institutions which have recorded an in-house allowance and opt to convert it into an external pension fund (or those cases in which they must be treated as external funds, in accordance with Royal Decree 1588/1999) shall transfer thereto the recorded allowance in a maximum period of 10 years. If during the externalization process differences arise between the amounts to be transferred to the external fund calculated by applying the new valuation methods and the in-house allowance as of December 31, 1999, such differences shall be recorded with a charge to income over a maximum period of 9 years if the commitment is instrumented in an insurance contract (14 years if instrumented in a pension plan). The “Extraordinary Loss” caption in the 2002 consolidated statement of income (Note 25) includes €15,336 thousand relating to the annual charge recorded in this connection.

In-house allowances

The actuarial studies performed as of December 31, 2002, 2001 and 2000, to determine these commitments were made on an individual basis by independent actuaries, basically using the following assumptions:

1.	Assumed interest rate: 4% per year.

2.	Mortality tables: GRM/F-95.

3.	Annual pension revision rate: 1.5%.

4.	Cumulative annual CPI: 1.5%.

5.	Annual salary growth rate: 2.5%.

6.	Method used to calculate the commitments to serving employees: straight-line distribution of the estimated cost per employee based on the ratio of each employee’s years of past service to his or her estimated total expected years of service (projected unit credit method).

External funds

In 2002 the Group adapted to the provisions of Royal Decree 1588/1999 certain insurance contracts, some of them made with non-consolidated companies of the group, covering the commitments undertaken subsequent to May 1996, and to employees hired after November 1999. Consequently, pursuant to Bank of Spain Circular 5/2000, they are deemed to be external funds and need not be recorded in the consolidated balance sheet as of December 31, 2002.

Back to Contents

Funded accrued commitments

     Following are the main amounts disclosed in the aforementioned actuarial studies as well as those assumed by insurance companies as external funds:

	Thousands of Euros

Discounted Present Value	2002	2001	2000

Accrued pensions of serving employees	1,234,819	1,536,235	1,752,203
Commitments arising from employees retired early	3,382,436	2,254,294	1,859,285
Vested pensions of retired employees (*)	5,328,055	5,035,171	4,789,213
Other commitments	29,897	49,206	58,208

Total accrued commitments	9,975,207	8,874,906	8,458,909

(*)   Including pensions to employees who took early retirement.

     These commitments were funded as follows:

	Thousands of Euros

Discounted Present Value	2002	2001	2000

Uninsured in-house allowance	4,257,428	3,385,964	2,796,107
Insured in-house allowance-
Net level premium reserves at Group insurance companies (*)	764,896	724,082	648,913
Insurance policies taken out with other insurance companies (*)	2,426,617	2,516,155	2,521,684

	3,191,513	3,240,237	3,170,597

Pension allowance (Note 1)	7,448,941	6,626,201	5,966,704

Difference pursuant to the coverage schedule stipulated by Bank of
Spain Circular 5/2000 (**)	876,884	1,027,725	1,157,904
Differences in insurance contracts assigned to pension
commitments (**)	1,091,367	1,233,836	1,342,156

In-house allowance	9,417,192	8,887,762	8,466,764

External funds	567,287	—	—

Of which:
Insured provisions	489,959	—	—
Difference pursuant to the coverage schedule stipulated by Bank
of Spain Circular 5/2000	77,328	—	—

Total amount	9,984,479	8,887,762	8,466,764

(*)	These amounts have been recorded under the “Provisions for Contingencies and Expenses – Pension Allowance” caption in the consolidated balance sheets with a charge to the “Other Assets” caption”.

(**)	These amounts are recorded under the “Provisions for Contingencies and Expenses – Pension Allowance” caption in the consolidated balance sheets and are offset, in the same amounts, by the debit-balance accounts against which the allowance was initially recorded.

Plans for early retirement

In 2002, 2001 and 2000, the Bank, Banesto and Santander Consumer Finance, S.A. (formerly HBF Banco Financiero, S.A.) offered certain employees the possibility of taking early retirement before the age stipulated in the current collective labor agreement. Accordingly, in those years allowances were recorded to cover the supplementary liabilities to employees taking early retirement and the salary and other commitments to these employees from the time of early retirement to the date of effective retirement.

Back to Contents

Pursuant to Rule 13 of Bank of Spain Circular 4/1991, and after authorization from the Bank of Spain and from the respective Shareholders’ Meetings, these allowances were recorded as follows:

	Thousands of Euros

	2002		2001	2000

With a charge to unrestricted reserves (Note 21)	856,431		452,298	496,480
Of which:
Banco Santander Central Hispano, S.A.	705,845		270,732	358,939
Banesto	144,430		175,790	125,389
Santander Consumer Finance, S.A.	6,156		5,776	12,152

With a charge to income	55,071		—	—
Of which:
Banco Santander Central Hispano, S.A.	45,801		—	—
Banesto	6,300		—	—
Santander Consumer Finance, S.A.	2,970		—	—

With a charge to deferred tax assets (Note 22)	484,101	(*)	243,547	267,338
Of which:
Banco Santander Central Hispano, S.A.	399,624		145,781	193,275
Banesto	81,162		94,659	67,518
Santander Consumer Finance, S.A.	3,315		3,107	6,545

Total allowances recorded (Note 17)	1,395,603		695,845	763,818

(*)    €461,159 thousand of this amount arise from the charge to reserves.

Companies abroad

Certain Group financial institutions abroad have entered into commitments with their employees that are similar to pensions.

The technical assumptions used by these entities (interest rates, mortality tables, cumulative annual CPI, etc.) are consistent with the socio-economic conditions prevailing in these countries.

As of December 31, 2002, 2001 and 2000, the total commitments accrued by these companies amounted to €3,002 million, €4,034 million, €3,541 million, respectively. Of these amounts, €1,390 million €2,395 million and €2,685 million, respectively, were covered by in-house pension allowances recorded under the “Provisions for Contingencies and Expenses – Pension Allowance” caption in the consolidated balance sheets. The remaining amount was covered by policies taken out with insurance companies.

Accrued cost and payments

The accrued pension cost at the Group and the payments for these commitments were as follows:

	Thousands of Euros

	2002	2001	2000

Accrued cost (Note 25)	836,168	807,291	490,258
Of which are recorded under:
General administrative expenses - Personnel expenses	130,054	162,910	130,666
Extraordinary loss	350,832	195,293	236,473
Interest and assimilated expenses	597,211	713,930	278,209
Interest and assimilated revenues	(241,929)	(264,842)	(155,090)
Payments	1,125,565	1,108,597	628,304
Of which have been refunded by insurance entities	350,663	382,136	303,319

k) Assets and liabilities acquired or issued at a discount

Assets and liabilities acquired or issued at a discount, except for marketable securities, are recorded at their redemption value. The difference between this value and the amounts paid or received are recorded under the liability and asset “Accrual Accounts” captions in the consolidated balance sheets.

Back to Contents

l) Futures transactions

Futures transactions must be recorded in memorandum accounts based on either the future rights and commitments which might have an effect on net worth, or on the balances required to reflect the transactions, regardless of whether or not they affect the Group’s net worth. Accordingly, these instruments’ notional amount (theoretical value of the contracts) does not reflect the total credit or market risk assumed by the Group.

The premiums collected and paid for options sold or purchased, respectively, must be recorded under the “Other Assets” or “Other Liabilities” captions in the consolidated balance sheets through the maturity date.

Transactions whose purpose and effect was to eliminate or significantly reduce market risks and which are performed to reduce the risk to which the Group is exposed in its management of correlated assets, liabilities and futures transactions, were treated as hedging transactions. The gains or losses arising from hedging transactions were taken to income symmetrically to the revenues or expenses arising from the hedged items, with a balancing entry under “Other Assets” or “Other Liabilities” in the consolidated balance sheets.

Non-hedging transactions (also called trading transactions) arranged on organized markets were valued at market price, and market price fluctuations were recorded in full in the consolidated statements of income.

The gains or losses arising from trading transactions arranged outside organized markets are not recognized in income until they are effectively settled. However, provisions were recorded with a charge to income for potential net foreign exchange losses, if any, on each type of risk disclosed by the valuations of positions at the end of each year. The types of risks considered for these purposes are interest rate, share price and currency risks.

m) Severance costs

Under current Spanish law, Spanish consolidated companies are required to pay severance to employees terminated without just cause. There is no staff reduction plan making it necessary to record a provision in this connection.

n) Corporate income tax and other taxes

These captions in the consolidated statements of income include all the debits or credits arising from Spanish corporate income tax and those taxes of a similar nature applicable to companies abroad, including both the amounts relating to the expense accrued in the year and those arising from adjustments to the amounts recorded in prior years (Note 22).

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from income for tax purposes. Permanent differences are defined as those arising between the taxable income and the book income before taxes which do not revert in subsequent periods, considering the income obtained by Group companies as a whole.

In this connection, certain timing differences which have a specific reversal period of less than ten years are recorded for accounting purposes; all other differences are treated for all purposes as permanent differences.

Tax relief and tax credits are treated as a reduction of the corporate income tax for the year in which they are taken (Note 22). Entitlement to these tax credits is conditional upon compliance with the requirements of current regulations.

3. Santander Central Hispano Group

Banco Santander Central Hispano, S.A.

The growth of the Group in the last decade has led the Bank to also act, in practice, as a holding entity of the shares of the various companies in its Group, and its results are becoming progressively less representative of the performance and earnings of the Group. Therefore, each year the Bank determines the amount of dividends to be distributed to its shareholders on the basis of the consolidated net income, while maintaining the Group’s traditionally high level of capitalization and taking into account that the transactions of the Bank and of the rest of the Group are managed on a consolidated basis (notwithstanding the allocation to each company of the related net worth effect).

International Group structure

At international level, the various banks and other subsidiary and associated companies belonging to the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad.

The purpose of this structure, all of which is controlled by the Bank, is to optimize the international organization from a strategic, economic, financial and tax standpoint, since it makes it possible to define the most appropriate units to be entrusted with acquiring, selling or taking stakes in other international entities, the most appropriate financing method for these transactions and the most appropriate means of remitting the income obtained by the Group’s various operating units to Spain.

Back to Contents

The Exhibits provide relevant data on the Group companies (Exhibit I) and on the companies carried by the equity method (Exhibit II).

The principal equity investments acquired and sold by the Group in 2000, 2001 and 2002 and other significant corporate transactions were as follows:

Banco Español de Crédito, S.A. (“Banesto”)

In 2002, Banesto carried out a monetary capital increase through the issuance of 81,670,694 new shares, carrying preemptive rights, at a ratio of 2 new shares issued at par for every 15 old shares. The Group sold its preemptive rights (arising from its 99.04% holding in the capital stock of Banesto) for €443 million and reduced its ownership interest to 88.57% (Note 21).

AKB Holding (“AKB”)

In 2001 the Group reached an agreement with the Werhahn Group for the acquisition of AKB (a German group specializing in consumer finance). In 2002 the Bank issued 109,040,444 new shares of €0.5 par value each and share premium of €9.588 each (Note 20) for an effective amount of €1,100 million, which were paid in full through the contribution of shares representing all the capital stock of AKB, in accordance with the resolutions adopted by the Bank’s Special Shareholders’ Meeting on February 9, 2002.

Banco Santiago

Under the agreements between the Group and the Central Bank of Chile (as the second largest shareholder of Banco Santiago), on April 17, 2002, the Group acquired 35.45% of the Central Bank of Chile’s holding in the capital stock of Banco Santiago for US$685 million. On August 1, 2002, the merger of Banco Santiago and Banco Santander Chile was effectively executed, with retroactive effect as of January 1, 2002, after the required resolution of their respective Shareholders’ Meetings and approval by the Chilean regulatory authorities. The name of the post-merger entity is Banco Santander Chile.

Banco Santander Colombia

As a result of a capital increase and of certain agreements reached in prior years, in 2002 the Group increased its holding in the capital stock of Banco Santander Colombia by 34.32% and paid €303 million.

AFP Unión (Peru) and AFP Nueva Vida (Peru)

In 2000 the Group merged AFP Unión with AFP Nueva Vida, a Peruvian pension fund manager which was 97.29% owned by the Group as of December 31, 1999. As of December 31, 2001 and 2000, the Group had a 99.9% holding in the new entity (AFP Unión Vida).

Banco del Río de la Plata, S.A. (Banco Río)

As of December 31, 2002, the Group had a 98.85% interest in Banco Río (80.3% and 79.8% as of December 31, 2001 and 2000, respectively) after the merger in early 2000 of Banco Tornquist, S.A. and Banco Río de la Plata, S.A., the tender offer launched in 2000 to acquire the capital stock of Banco Río owned by minority shareholders, which was accepted by 94% of the minority shareholders, and the acquisition in 2002 (by virtue of the commitments assumed in prior years) of 18.54% of the capital stock (23% of the voting rights) for €395 million (Note 1).

Meridional Group

In January 2000, the Group acquired a 97% holding in the capital stock of the Brazilian Meridional Group, a finance group consisting of Banco Meridional and Banco de Inversiones Bozano Simonsen and subsidiaries, for approximately US$835 million.

Banco Totta & Açores, S.A. and Crédito Predial Portugués, S.A. (Totta Group)

In November 1999 the Bank reached certain agreements with the Champalimaud Group and with Caixa Geral de Depósitos, the final outcome of which was the acquisition by the Group of a 94.38% holding in the capital stock of Banco Totta & Açores, S.A. and of a 70.6% holding in the capital stock of Crédito Predial Portugués, S.A. This acquisition was paid in cash (Esc. 100,082 million) and through the delivery of the 252,892,250 Bank shares (Note 20) issued specifically for this transaction.

In April 2000, after the aforementioned purchase, the Group launched a tender offer for the acquisition of the remaining capital stock. As of December 31, 2002, the Group’s interest in both entities was 99.3%, with a total investment of approximately €2,145 million.

Back to Contents

Grupo Financiero Serfin and Grupo Financiero Santander Mexicano

In May 2000, the Group was the successful bidder in the call for tenders launched by Instituto de Protección al Ahorro Bancario de México on Grupo Financiero Serfin (the fourth largest Mexican financial institution), with an investment of 14,650 million Mexican pesos (equal to approximately US$1,535 million). Also, in 2000 the Group acquired a further 14.7% investment in the capital stock of Grupo Financiero Santander Mexicano.

In December 2002, the Group reached an agreement with Bank of America Corporation whereby the latter will acquire 24.9% of Grupo Financiero Santander Serfin for US$1,600 million, which will give rise to estimated capital gains, of approximately US$700 million. Under this agreement, Bank of America Corporation will keep its holding at least for three years, and after this period it may use, if it deems it appropriate, several liquidity mechanisms, including the listing of its holding on the stock exchange and the right to sell this holding to the Group, at one time, at its book value at the time of the sale, calculated in accordance with international accounting standards.

This transaction is subject to the obtainment of the relevant regulatory approvals and is expected to be implemented in the first half of 2003.

Patagon Group

In July 2000, the Group acquired a 97.62% holding in the capital stock of the Patagon Group (an American financial portal) for approximately US$607 million.

In 2002 the Group restructured its Internet banking business, sold its holding in the American financial portal to the other shareholders using the allowances recorded for the full amount of the investment.

Banco de Caracas

In October 2000, the Group made a tender offer for the acquisition of the capital stock of Banco de Caracas. The price offered to all the shareholders was US$0.57 per share, from which US$0.11 were deducted to cover any contingencies. The total investment amounted to approximately US$318 million and 93.1% of the bank’s capital stock was acquired in December 2000. On August 17, 2002, Banco de Venezuela and Banco de Caracas merged into the new Banco de Venezuela.

Banco do Estado de Sao Paulo (Banespa)

In November 2000, the Group acquired a 33% investment (66.5% of the voting rights) in the capital stock of Banespa for 7,284 million Brazilian reais. Additionally, on December 29, 2000, the Bank’s Board of Directors approved the launch of a tender offer for the remaining common and preferred shares owned by minority shareholders (67% of capital stock) at a price of 95 Brazilian reais for every 1,000 shares, to be paid in cash. This offer was accepted by the holders of 95% of the common shares and of 96% of the preferred shares, which enabled the Group to control 98.3% of the voting rights and 97.1% of the capital stock of Banespa. This transaction amounted to 2,275 million Brazilian reais.

Compañía de Seguros de Vida Santander, S.A. and Compañía de Reaseguros de Vida Soince-Re, S.A.

In 2001 the Group sold its holdings in these two Chilean companies for US$258 million, giving rise to capital gains of approximately US$160 million.

Other investments

The Royal Bank of Scotland Group, plc. (Royal Bank of Scotland)

In 2000 the Group subscribed to the capital increase carried out by Royal Bank of Scotland. Additionally, as part of the tender offer launched by this bank on National Westminster Bank, plc., the Group subscribed to €800 million of the capital increase carried out at Royal Bank of Scotland for this purpose.

Also, the Group made a net divestment on the stock exchange of 35 million shares of Royal Bank of Scotland in 2000 to avoid exceeding the applicable regulatory shareholding limits. In 2001, the Group made a divestment of 1.53% of the capital stock of Royal Bank of Scotland, at a capital gain of approximately €400 million, thus reducing its investment to 8.03% as of December 31, 2001.

In 2002 the Group made a net divestment of 3% of its holding in Royal Bank of Scotland, giving rise to capital gains of approximately €806 million.

Back to Contents

Unión Eléctrica Fenosa, S.A. (Unión Fenosa)

In 2002 several holdings were acquired in the capital stock of Unión Fenosa for a total amount of €465 million. The ownership interest was 23.35% as of December 31, 2002.

Grupo Financiero Bital

In 2002 the Group subscribed to a capital increase and converted bonds into Grupo Financiero Bital shares for approximately €99 million, thus increasing its holding to 25.4% of the economic rights and 29.1% of the voting rights. Subsequently, the Group accepted the tender offer launched by Hong Kong and Shanghai Bank Corporation (“HSBC”) on Grupo Financiero Bital, which gave rise to gains of approximately €113 million.

Dragados y Construcciones, S.A.

In 2002 the Group divested its holding in Dragados y Construcciones, S.A. (as of December 31, 2001, the holding was 20.19% of capital stock) at a capital gain of approximately €521 million.

Vallehermoso, S.A.

In 2002 the Group divested 24.5% of its holding in Vallehermoso, S.A. (as of December 31, 2001, the holding was 25.14% of capital stock) at a capital gain of approximately €301 million.

Inmobiliaria Urbis, S.A. (Urbis)

In 2000 the Group increased its holding in Urbis by 7.8% as a result of the capital increase carried out at this company in July 2000. As of December 31, 2001 and 2002, the Group had a 53.00% and 45.46% ownership interest in this company.

Somaen-Dos, S.L.

This company was 59.95% owned by the Group as of December 31, 2002, 2001 and 2000 (and was consolidated by the global integration method). Its main asset is a 33.23% holding in the capital stock of Cepsa. At those dates, the cost of the investment of Somaen-Dos, S.L. in Cepsa amounted to approximately euros 661 million.

Société Générale

As of December 31, 2000, the Group had a 5.93% holding in the capital stock of Société Générale. Following various divestments in 2001 (with realized capital gains of €185 million), the Group’s ownership interest was 1.5% as of December 31, 2001. This holding was divested in 2002 at a capital gain of €94 million.

Metropolitan Life Insurance Company (“Metlife”)

In 2000 the Group acquired a 3.9% holding in the capital stock of Metlife for euros 469 million. As of December 31, 2000, the negative difference in consolidation of this holding amounted to €132 million. In 2001 the Group realized the majority of its holding in Metlife at a gain of approximately €300 million.

San Paolo IMI-

At December 31, 2000, 2001 and 2002 the Bank had a 6.48%, 5.46% and 5.16% holding of its capital stock respectively.

Commerzbank, A.G. (Commerzbank)-

At December 31, 2000, 2001 and 2002 the Bank had a 4.84%, 4.72% and 3.72% holding of its capital stock respectively.

* * * * *

The cost, total assets and gross revenues of the other consolidated companies acquired and sold in 2002, 2001 and 2000 were not material with respect to the related consolidated totals.

Back to Contents

4. Distribution of the Bank’s income and directors’ compensation

Distribution of the Bank’s income

The Board of Directors will submit for approval by the Shareholders' Meeting the following proposal for distribution of the Bank’s 2002 net income:

Thousands of Euro

Dividends:
Interim (Note 1)	1,375,608
Of which:
Distributed as of December 31, 2002 (*)	727,782
Third interim dividend	358,231
Fourth interim dividend	289,595
Voluntary reserves	570

Net income for the year	1,376,178

(*)	Recorded under the “Other Assets” caption.

The provisional financial statements prepared by the Bank in accordance with legal requirements, to evidence the existence of sufficient funds for the distribution of the 2002 interim dividends were as follows:

	Thousands of Euros

	06/30/02	09/30/02	12/31/02

Income after taxes	696,685	1,042,042	1,376,178
Dividends paid	—	(369,551)	(727,782)

	696,685	672,491	648,396

Interim dividends	369,551	358,231	358,231

Gross dividend per share (Euro)	0.0775	0.075126	0.075126

Compensation and other benefits of the Bank’s directors and senior management

Directors’ compensation

Emoluments per the bylaws

Article 37 of the Bank’s bylaws provides that the share in the Bank’s income for the year to be received by members of the Board of Directors for discharging their duties will be up to 5% of such income.

The Board of Directors, making use of the powers conferred on it, set the related amount at 0.191% of the Bank’s income for 2002 (0.254% for 2001 and 0.284% for 2000).

Consequently, the gross amount to be received by each director in this connection in 2002 (€65 thousand) is 10% lower than that set for 2001 and 2000 (€72 thousand). Additionally, there is an annual emolument for the Executive Committee members, the gross amount of which was €141 thousand in 2002 (also 10% below the €157 thousand received in 2001 and 2000).

Finally, from 2002 onwards, the members of the Audit and Compliance Committee have been assigned a gross emolument of €32 thousand per year.

Salary compensation

The detail of the salary compensation received by the Board members with executive duties, who as of December 31, 2002, were Mr. Emilio Botín, Mr. Alfredo Sáenz, Mr. Matías R. Inciarte, Ms. Ana P.Botín, and Mr. Francisco Luzón, is as follows:

Back to Contents

	Thousands of Euros

	2002	2001	2000

Total salary compensation	13,438	20,577	31,994
Of which: Variable compensation	7,103	12,495	23,589

Detail by director

The detail by director of the compensation earned by the Bank’s directors in 2002 as discussed above is as follows:

Back to Contents

	Thousands of Euros

						Salary Compensation to Executive
	Emoluments			Fees		Directors

	Bylaw-
	Stipulated	Executive	Audit		Other
Directors	Fees	Committee	Committee	Board	Fees	Fixed	Variable	Total	Total

Mr. Emilio Botín	65	141	—	12	14	1,022	1,217	2,239	2,471
Mr. Jaime Botín	65	5	—	12	6	—	—	—	88
Mr. Alfredo Sáenz	65	124	—	12	13	2,318	2,295	4,613	4,827
Mr. Matías R.Inciarte	65	141	—	12	109	1,265	1,352	2,617	2,944
Mr. Manuel Soto	65	—	32	12	22	—	—	—	131
Mr. Juan Abelló	34	—	17	6	6	—	—	—	63
Mr. José Manuel Arburúa	65	—	—	12	99	—	—	—	176
Mr. Fernando de Asúa	65	141	17	12	109	—	—	—	344
Mr. Antonio Basagoiti	65	—	—	12	92	—	—	—	169
Ms. Ana Patricia Botín	65	141	—	12	9	664	751	1,415	1,642
Mr. Emilio Botín O	65	—	15	12	10	—	—	—	102
Mr. Guillermo de la Dehesa	34	74	—	6	6	—	—	—	120
Mr. Rodrigo Echenique	65	141	32	10	98	—	—	—	346
Mr. Antonio Escámez	65	141	15	12	100	—	—	—	333
Mr. Francisco Luzón	65	124	—	10	11	784	1,488	2,272	2,482
Mr. Elías Massaveu	65	—	—	10	12	—	—	—	87
Mr. Abel Matutes	34	—	17	6	8	—	—	—	65
Mr. Sir George Ross Mathewson	65	—	—	7	6	—	—	—	78
Mr. Luis Alberto Salazar-Simpson	65	—	32	12	15	—	—	—	124
Mr. Antonio de Sommer Champalimaud	65	—	—	—	—	—	—	—	65
Assicurazioni Generali, S.p.a.	65	—	—	3	—	—	—	—	68
Other directors (1)	—	—	—	8	2	282	—	282	292

Total	1,272	1,173	177	210	747	6,335	7,103	13,438	17,017

(1)	Directors who, having discharged Board duties as such for some months in 2002, ceased to discharge them prior to December 31, 2002. €289 thousand of the total amount relates to Ángel Corcóstegui.

Back to Contents

Other compensation

The other compensation accrued to other Board members amounted to €2.5 million in 2002, €3.2 million in 2001 and €5.3 million in 2000.

Compensation to the Board members as representatives of the Bank and to senior management

Representation

The compensation received in 2002 by the Bank’s directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake, at the expense of those companies, is as follows:

		Thousands of
Director Name	Company Represented	Euros

Mr. Emilio Botín	Royal Bank of Scotland	66.9
Mr. Antonio Basagoiti	Vallehermoso, S.A.	26.7
Mr. Fernando de Asúa	Cepsa, S.A.	10.7

		104.3

By resolution of the Executive Committee, the compensation for representation duties of this kind relating to appointments made after March 18, 2002, will accrue to the Group.

Senior management

Additionally, as recommended by the Special Committee for the Fostering of Transparency and Security in the Markets and at Listed Companies (“Comisión Aldama”), following is a detail of the compensation paid to the Bank’s Executive Officers (*) in 2002:

		Thousands of Euros

		Salary Compensation
					Other
	Number	Fixed	Variable	Total	Compensation	Total

Executive Officers	19	10,215	12,437	22,652	3,945	26,597

(*)	Excluding Executive Directors’ compensation, which is detailed above.

Pension commitments, other insurance and other items

The total balance of supplementary pension obligations assumed by the Group over the years for its serving and retired employees, which amounted to €12,977 million (covered mostly by in-house allowances) as of December 31, 2002, includes the obligations to those who have been directors of the Bank during the year and who discharge (or have discharged) executive functions during the year. The total pensions accrued to these directors, together with the total sum insured under life insurance policies at that date and other items, amount to €256 million as of December 31, 2002, of which €108 million relate to the settlement of the pension rights referred to in the following section of this Note (€209 million as of December 31, 2001, which did not include the extraordinary nonrecurring payment of €43.75 million paid in 2001, and €126 million as of December 31, 2000).

The following table provides information on the obligations undertaken and covered by the Group relating to pension commitments and other insurance to the Bank’s Executive Directors as of December 31, 2002:

Back to Contents

	Thousands of Euros

	Total Accrued
	Pension	Other
	Obligations	Insurance	Total

Mr. Emilio Botín	9,420	—	9,420
Mr. Alfredo Sáenz	55,138	3,877	59,015
Mr. Francisco Luzón	18,452	4,698	23,150
Mr. Matías R. Inciarte	25,522	3,823	29,345
Ms. Ana Patricia Botín	6,656	1,258	7,914

Total	115,188	13,656	128,844

Additionally, other directors benefit from life insurance policies at the Group’s expense, the related insured sum being €3 million as of December 31, 2002 (€3 million as of December 31, 2001, and €2 million as of December 31, 2000).

Pension settlement

Following the decision of Mr. Ángel Corcóstegui to resign, for personal reasons, in February 2002 from his position as First Deputy Chairman of the Bank and Board member (which entailed his corresponding resignation from his position as Chief Executive Officer of the Bank and as member of the various Board Committees on which he sat), in settlement for the pension commitments undertaken, the Bank paid on his resignation a gross amount of €108 million for his pension rights. This amount had been fully provided for as of that date. Upon payment, a withholding of 48% was made, and the amount withheld was paid into the Spanish Treasury. Accordingly, the net amount paid to Mr. Corcóstegui in this connection was €56 million.

Back to Contents

Stock option plan

The detail of the Bank’s stock options granted to the Board members as of December 31, 2002, is as follows:

			Exercised Options
								Date of	Date of
		Average			Market	Options	Average	Commencement	Expiration
	Options at	Exercise		Exercise	Value	at	Exercise	of Exercise	of Exercise
	01/01/02	Price	Number	Price	Applied	12/31/02	Price	Period	Period

Mr. Emilio Botín	250,000	7.25	100,000	2.29	8.68	150,000	10.545	12/30/03	12/29/05
Mr. Alfredo Sáenz	140,000	8.19	40,000	2.29	9.16	100,000	10.545	12/30/03	12/29/05
Mr. Matías R. Inciarte	195,000	7.58	70,000	2.29	9.39	125,000	10.545	12/30/03	12/29/05
Mr. Antonio Basagoiti	120,000	7.84	120,000	7.84	10.27	—	—	—	—
Mr. Antonio Escámez	260,000	8.03	—	—	—	140,000	8.19	01/01/02	12/29/05
Mr. Francisco Luzón	140,000	8.19	—	—	—	140,000	8.19	01/01/02	12/29/05

	1,105,000	7.79	330,000	—	—	655,000	9.54

Back to Contents

Loans

The Group’s direct or indirect risk exposure to the Bank’s directors as of December 31, 2002, amounted to €14.4 million (€7.8 million and €6.9 million as of December 31, 2001 and 2000, respectively) of loans and €1.2 million (€0.8 million and €1.2 million as of December 31, 2001 and 2000, respectively) of guarantees provided. These loans and guarantees were granted at market rates in all cases.

 The detail by director as of December 31, 2002, is as follows:

	Thousands of Euros

	Loans and	Bill
	Credits	Discounting	Guarantees	Total

Mr. Emilio Botín	1,194	—	182	1,376
Mr. Jaime Botín	1,082	-	243	1,325
Mr. Alfredo Sáenz	458	—	-	458
Mr. Juan Abelló (*)	—	-	301	301
Mr. José Manuel Arburúa	587	—	5	592
Mr. Fernando de Asúa	47	-	-	47
Mr. Antonio Basagoiti	393	-	1	394
Ms. Ana Patricia Botín	31	-	-	31
Mr. Emilio BotínO	-	-	364	364
Mr. Guillermo de la Dehesa (*)	768	-	-	768
Mr. Rodrigo Echenique	43	-	64	107
Mr. Antonio Escámez	291	-	-	291
Mr. Francisco Luzón	1,449	-	-	1,449
Mr. Elías Massaveu	-	829	-	829
Mr. Abel Matutes (*)	7,008	-	-	7,008
Mr. Luis Alberto Salazar-Simpson	191	—	—	191

	13,542	829	1,160	15,531

(*)	These positions were formalized prior to their appointment as directors of the Bank.

Back to Contents

5. Government debt securities

Breakdown

The detail of the balances of this caption in the consolidated balance sheets is as follows:

	Thousands of Euros

	2002		2001		2000

	Book	Market	Book	Market	Book	Market
	Value	Value	Value	Value	Value	Value

Fixed-income securities:
Trading portfolio-
Other listed debt securities traded by the book-entry system	2,025,794	2,025,794	3,784,393	3,784,393	1,352,902	1,352,902

Available-for-sale portfolio-
Treasury bills	3,677,314	3,695,356	3,223,943	3,226,380	4,841,513	4,845,907

Other listed debt securities traded by the book-entry system	13,252,332	13,715,738	10,639,303	10,595,705	5,509,634	5,375,578
Other listed securities	—	—	—	—	31,896	32,088

	16,929,646	17,411,094	13,863,246	13,822,085	10,383,043	10,253,573

Held-to-maturity portfolio-

Other listed debt securities traded by the book-entry system	6,033,086	6,453,700	7,057,433	7,419,615	10,987,042	11,400,657
Other listed securities	—	—	—	—	35,640	37,906

	6,033,086	6,453,700	7,057,433	7,419,615	11,022,682	11,438,563

	24,988,526	25,890,588	24,705,072	25,026,093	22,758,627	23,045,038

Less- Security price fluctuation allowance	(33)	—	(10,182)	—	(3,696)	—

	24,988,493	25,890,588	24,694,890	25,026,093	22,754,931	23,045,038

Term to maturity

The breakdown of the balances of this caption, by term to maturity, disregarding the security price fluctuation allowance, is as follows:

		Millions of Euro

Term to Maturity	2002	2001	2000

Up to 3 months	574	2,899	3,378
3 months to 1 year	4,228	2,535	5,550
1 to 5 years	15,986	15,427	8,379
Over 5 years	4,201	3,844	5,452

	24,989	24,705	22,759

Other information

Of the assets included in the “Government Debt Securities – Fixed-Income Securities” and “Debentures and Other Fixed-Income Securities” captions (Note 8) and the assets acquired under resale agreement, recorded under the “Due from Credit Institutions” (Note 6) and “Loans and Credits” (Note 7) captions, as of December 31, 2002, the Group had sold under repurchase agreement €55,466 million to the Bank of Spain and to other financial intermediaries and customers (public authorities, other resident sectors and non-residents), and these amounts are recorded under the “Due to Credit institutions –Time or Notification Deposits” (Note 14) and “Customer Deposits” (Note 15) captions in the consolidated balance sheets (€57,852 million and €47,796 million as of December 31, 2001 and 2000, respectively).

The average annual interest rate on Treasury bills in 2002 was 3.67% (4.58% in 2001 and 3.79% in 2000).

The “Other Listed Debt Securities Traded by the Book-Entry System” and “Other Listed Securities” accounts include debentures, bonds and government debt securities with average annual interest rate of 5.05% in 2002 (5.43% in 2001 and 7.12% in 2000).

Back to Contents

As of December 31, 2002, the nominal amount of government debt securities pledged to certain commitments of Group companies and third-parties, amounted to €600 million (€604 million and €597 million as of December 31, 2001 and 2000, respectively).

Security price fluctuation allowance

The variations in the balances of the “Security Price Fluctuation Allowance” account were as follows:

	Thousands of Euros

	2002	2001	2000

Balances at the beginning of the year	10,182	3,696	517
Net provision for the year-
Provision recorded	—	7,242	3,239
Allowance released	(10,143)	(192)	(84)
Amount used in sales, write-downs and other	(6)	(564)	24

Balances at year-end	33	10,182	3,696

6. Due from credit institutions

The breakdown of the balances of this caption in the consolidated balance sheets, by type and term to maturity, is as follows:

	Thousands of Euros

By Type and Term to Maturity	2002	2001	2000

Demand deposits-
Current accounts	105,816	215,667	164,292
Other accounts	3,043,095	5,396,981	5,422,830

	3,148,911	5,612,648	5,587,122

Other-
Deposits and other accounts at credit and financial institutions-
Up to 3 months	11,019,178	16,547,662	14,358,858
3 months to 1 year	3,881,831	3,230,730	5,386,481
1 to 5 years	509,223	733,377	470,448
Over 5 years	454,913	480,436	324,571

	15,865,145	20,992,205	20,540,358

Assets acquired under resale agreement (Note 5)-
Up to 3 months	19,922,699	15,011,743	9,883,313
3 months to 1 year	1,410,157	1,479,801	1,032,172
1 to 5 years	—	—	530

	21,332,856	16,491,544	10,916,015

	37,198,001	37,483,749	31,456,373

	40,346,912	43,096,397	37,043,495

Less- Credit loss allowance (Note 1)	(90,522)	(107,107)	(279,405)

	40,256,390	42,989,290	36,764,090

Of which: Euro	26,552,350	22,797,189	17,820,208

Back to Contents

7. Loans and credits

Breakdown

The detail, by borrower sector, of the balances of this caption is as follows:

	Thousands of Euros

	2002	2001	2000

Public sector entities	4,897,118	4,249,672	4,148,853
Other resident borrowers	88,876,138	84,721,701	81,677,569
Non-resident borrowers-
European Union (except Spain)	30,152,730	26,718,312	24,041,180
USA and Puerto Rico	5,133,573	7,818,915	7,468,623
Other OECD countries	1,645,739	958,494	534,037
Latin America	35,856,602	52,724,911	54,721,626
Other countries	1,349,261	1,917,355	1,964,493

	74,137,905	90,137,987	88,729,959

	167,911,161	179,109,360	174,556,381

Less- Credit loss allowance (Note 1)	(4,938,204)	(5,287,314)	(5,172,184)

	162,972,957	173,822,046	169,384,197

Of which: Euro	120,882,376	108,944,400	102,083,565

Term to maturity, loan type and status

The detail, by term to maturity and loan type and status, of the balances of this caption, disregarding the "Credit Loss Allowance" account balance, is as follows:

	Thousands of Euros

	2002	2001	2000

By term to maturity:
Up to 3 months	34,871,392	46,058,142	36,040,857
3 months to 1 year	28,749,004	22,676,469	35,609,342
1 to 5 years	43,298,955	46,827,504	44,155,043
Over 5 years	60,991,810	63,547,245	58,751,139

	167,911,161	179,109,360	174,556,381

By loan type and status:
Financial bills	1,203,721	854,477	607,419
Secured loans	56,687,044	56,923,840	50,158,709
Spanish commercial bills	8,186,016	9,382,292	10,301,275
Other term loans	81,640,466	91,951,354	86,653,805
Assets acquired under resale agreement	3,091,371	2,729,659	4,084,695
Demand and other loans	6,733,418	6,334,463	11,155,025
Financial leases	6,669,389	7,038,825	7,077,537
Doubtful assets	3,699,736	3,894,450	4,517,916

	167,911,161	179,109,360	174,556,381

Back to Contents

Credit loss allowance

The variations in the balances of the “Credit Loss Allowance” account which, as indicated in Note 2-c, covers non-performing and doubtful loans and country risk of the “Due from Credit institutions” (Note 6), “Loans and Credits” and “Debentures and Other Fixed-Income Securities” captions (Note 8), were as follows:

	Thousands of Euros

	2002	2001	2000

Balances at the beginning of the year	5,582,874	5,650,470	3,829,499

Inclusion of companies in the Group	9,034	108	1,990,943
Net provision–
Period provision	2,883,132	3,137,289	1,931,352
Allowance released	(973,681)	(1,110,965)	(559,644)

	1,909,451	2,026,324	1,371,708

Non-performing loans charged off against allowance	(1,473,374)	(2,027,047)	(1,518,036)
Exchange differences and other	(1,153,128)	(65,354)	111,878
Write-offs and transfers between allowances	289,421	(1,627)	(135,522)

Balances at year-end (Note 1)	5,164,278	5,582,874	5,650,470

Of which:
Allowance for specific risks	2,970,725	3,061,442	3,331,031
General-purpose allowance	1,417,681	1,657,791	1,772,475
Allowance for country risk	318,468	342,936	337,499
Allowance for statistical coverage	457,404	520,705	209,465

The €393,654 thousand of written-off assets recovered in 2002 are presented reducing the net balance of the “Write-offs and Credit Loss Provisions” caption in the consolidated statement of income. This caption also includes the direct write-offs of loans classified as bad debts, which amounted to €132,395 thousand in 2002. Written-off assets recovered in 2001 and 2000 amounted to €493,605 thousand and €378,055 thousand, respectively, and direct write-offs of loans classified as bad debts to €53,298 thousand and €54,692 thousand, respectively.

Country risk

The allowance for possible losses that might arise in the realization of loans and credits, deposits placed with financial institutions (Note 6), fixed-income securities (Note 8) and guarantees provided, relating to public- and private-sector entities in problem debtor countries experiencing differing degrees of debt-servicing difficulty exceeded the minimum provision requirements under Bank of Spain regulations (Note 2-c).

As of December 31, 2002, the Group’s positions exposed to country-risk (disregarding intercompany balances) amounted to approximately €400 million (€1,200 million and €1,600 million as of December 31, 2001 and 2000, respectively).

8. Debentures and other fixed-income securities

Breakdown

The breakdown, by currency, listing status and classification, of the balances of this caption in the consolidated balance sheets is as follows:

Back to Contents

	Thousands of Euros

	2002	2001	2000

By listing status:
Listed	28,212,876	32,070,126	37,748,398
Unlisted	4,207,257	10,721,497	9,325,238

	32,420,133	42,791,623	47,073,636

By classification:
Trading portfolio	10,915,650	11,709,813	13,467,912
Available-for-sale portfolio	16,522,447	23,981,020	25,680,304
Held-to-maturity portfolio	4,982,036	7,100,790	7,925,420

	32,420,133	42,791,623	47,073,636

Less:
Credit loss allowance (Note 7)	(135,552)	(188,453)	(198,881)
Security price fluctuation allowance	(198,420)	(298,775)	(313,079)

	32,086,161	42,304,395	46,561,676

Of which: Euro	8,234,974	8,205,540	7,378,620

Other information

As of December 31, 2002, 2001 and 2000, the market value of the available-for-sale and held-to-maturity portfolios did not differ materially from the acquisition cost, adjusted as indicated in Note 2-d).

The weighted average annual interest rate on the fixed-income securities portfolio as of December 31, 2002, was 10.2% (9.1% and 7.5% as of December 31, 2001 and 2000, respectively). The effect of discounting by the interest method the fixed-income securities whose interest rates are lower than the average cost of the Group’s borrowed funds is not material.

The balance as of December 31, 2002, of the “Public-Sector Issuers” account in the consolidated balance sheet includes €22,639 million relating to securities issued by non-resident public-sector entities (€31,991 million and €33,508 million as of December 31, 2001 and 2000, respectively).

€8,640 million of the Group's total fixed-income securities portfolio as of December 31, 2002, mature in 2003.

Security price fluctuation allowance

The variations in the balances of the “Security Price Fluctuation Allowance” account were as follows:

	Thousands of Euros

	2002	2001	2000

Balances at the beginning of the year	298,775	313,079	181,373
Inclusion (exclusion) of companies in (from) the Group	(3,832)	-	136,754
Net provision (release) in the year	(88,061)	(40,532)	32,569
Amount used in sales, write-downs, exchange differences and other	(8,462)	26,228	(37,617)

Balances at year-end	198,420	298,775	313,079

9. Common stocks and other equity securities

This caption includes basically the shares and securities representing holdings of less than 20% (less than 3% if listed) in the capital stock of companies which have no lasting relationship with the Group and are not intended to contribute to its activity, and units in mutual funds.

Back to Contents

Breakdown

The detail, by classification and listing status, of the balances of this caption is as follows:

	Thousands of Euros

	2002	2001	2000

By classification:
Trading portfolio	1,316,080	1,876,817	1,835,972
Available-for-sale portfolio	6,550,672	5,931,094	4,612,942

	7,866,752	7,807,911	6,448,914

By listing status:
Listed	3,403,268	4,388,404	5,459,792
Unlisted	5,033,199	3,942,147	1,607,528

	8,436,467	8,330,551	7,067,320

Less – Security price fluctuation allowance	(569,715)	(522,640)	(618,406)

	7,866,752	7,807,911	6,448,914

Of which: Euro	5,866,594	4,406,927	2,806,895

Variations

The variations in the balances of this caption, disregarding the security price fluctuation allowance, were as follows:

	Thousands of Euros

	2002	2001	2000

Balances at the beginning of the year	8,330,551	7,067,320	5,705,925
Inclusion of companies in the Group	—	—	1,609,415
Net additions (retirements)	846,200	1,154,094	(468,080)
Transfers from (to) “Investments in Non-Group Companies” (Note 10)	(136)	253,946	4,976
Transfers from (to) “Investments in Group Companies” (Note 11)	2,630	(727)	—
Exchange differences and other	(742,778)	(144,082)	215,084

Balances at year-end	8,436,467	8,330,551	7,067,320

Security price fluctuation allowance

The variations in the balances of the “Security Price Fluctuation Allowance” account were as follows:

	Thousands of Euros

	2002	2001	2000

Balances at the beginning of the year	522,640	618,406	179,775
Net inclusion of companies in the Group	(1,866)	—	229,220
Net provision (release) in the year	206,499	(3,233)	213,257
Amount used in sales, write-downs, transfers and other	(157,558)	(92,533)	(3,846)

Balances at year-end	569,715	522,640	618,406

Back to Contents

Other information

Airtel Móvil, S.A. (“Airtel”) and Vodafone Airtouch, plc. (“Vodafone”)

In July 2000, the Group accepted the offer made by Vodafone to exchange its investment in Airtel at that date for Vodafone shares. The 1,842,641,757 new shares received, which represented 2.85% of the capital stock of Vodafone, were recorded at the cost of acquisition of the Airtel shares exchanged.

In 2001 the Group divested 44% of its investment in the capital stock of Vodafone, generating a gross capital gain of €1,713 million.

Auna Operadores de Telecomunicaciones, S.A. (“Auna”)

Subsequent to the various corporate transactions that took place in 2001 and 2002, as of December 31, 2002, the Group had a 23.49% holding in the capital stock of Auna, with an investment of €1,696 million.

As of December 31, 2002, the Group had entered into certain agreements which would enable it, if they were exercised, to increase its holding by a further 2.5%.

Notifications on share acquisitions

The notifications on share acquisitions and sales by the Bank in compliance with Article 86 of the Spanish Corporations Law and Article 53 of Securities Market Law 24/1998 are listed in Exhibit III.

10.  Investments in non-Group companies

This caption reflects the ownership rights in the capital of associated companies, i.e. companies which, although not forming part of the Group, have a lasting relationship with the Group and are intended to contribute to its activity. These companies (Exhibit II), which are not managed solely by the Group, are generally 50% or less owned but more than 20% owned in the case of unlisted companies (more than 3% if listed).

Breakdown

The breakdown, by company, of the balances of this caption (Note 3) in the consolidated balance sheets is as follows:

	Thousands of Euros

	2002	2001	2000

Royal Bank of Scotland	1,883,328	3,086,774	2,979,764
Cepsa	833,135	773,406	675,279
Unión Fenosa	692,929	463,975	360,277
San Paolo IMI, S.P.A. (San Paolo IMI)	540,631	449,076	531,769
Commerzbank A.G.	326,540	574,429	634,290
Vallehermoso, S.A.	58,569	264,968	225,157
Banco de Galicia y Buenos Aires (Note 1)	30,142	74,087	115,917
Metlife	—	—	640,547
Société Générale	—	237,310	842,980
Dragados y Construcciones, S.A.	—	295,470	203,214
Other companies	404,464	442,310	510,506

	4,769,738	6,661,805	7,719,700

Of which:
Euro	2,704,751	3,333,832	3,765,010
Listed	4,393,742	6,307,700	7,322,413

Back to Contents

Variations

The variations in the balances of this caption were as follows:

	Thousands of Euros

	2002	2001	2000

Balances at the beginning of the year	6,661,805	7,719,700	4,036,734
Purchases and capital increases (Note 3)	528,105	422,043	3,585,139
Sales (Note 3)	(2,153,580)	(1,939,412)	(338,232)
Transfers from/(to) “Common Stock and Other Equity Securities” (Note 9)	136	(253,946)	(4,976)
Transfers from/(to) “Investments in Group Companies” (Note 11)	—	6,581	(1,160)
Effect of equity accounting	243,625	466,363	645,981
Change of consolidation method	(2,104)	(18,253)	—-
Exchange differences and other	(508,249)	258,729	(203,786)
Of which: Variations in reserves at associated companies (Note 21)	(243,289)	178,428	17,814

Balances at year-end	4,769,738	6,661,805	7,719,700

11.  Investments in Group companies

Breakdown

This caption in the consolidated balance sheets reflects the investments in Group companies which were not consolidated (Exhibit II) because their business activities are not directly related with those of the Group. The breakdown, by company, of the balances of this caption is as follows:

	Thousands of Euros

	2002	2001	2000

By company:
Inmobiliaria Urbis, S.A.	302,687	280,012	232,622
SCH Previsión, S.A. de Seguros y Reaseguros	143,702	4,381	—
Totta Urbe, S.A.	104,577	100,531	—
Santander Central Hispano Seguros y Reaseguros, S.A.	62,460	110,833	52,552
La Unión Resinera Española, S.A.	53,963	50,431	46,885
Compañía Aseguradora Banesto Seguros, S.A.	50,729	45,388	45,370
B to B Factory Ventures, S.A.	40,000	80,632	95,657
Seguros Serfin, S.A.	33,445	37,305	38,357
Editel, S.A.	27,601	45,485	—
AOL Spain, S.A.	—	123,736	128,118
Cía. de Seguros de Vida Soince	—	—	119,662
Other companies	310,229	348,617	396,746

	1,129,393	1,227,351	1,155,969

Of which:
Euro	993,485	1,049,163	831,398
Listed	359,218	330,443	279,507

Back to Contents

Variations

The variations in the balances of this caption were as follows:

	Thousands of Euros

	2002	2001	2000

Balances at the beginning of the year	1,227,351	1,155,969	861,010
Inclusion of companies in the Group	12,928	—	98,536
Purchases and capital increases	137,633	249,576	382,310
Sales and capital reductions	(165,693)	(173,422)	(27,647)
Transfers (to)/from “Investments in Non-Group Companies” (Note 10)	—	(6,581)	1,160
Transfers (to)/from “Common Stocks and Other Equity Securities” (Note 9)	(2,630)	727	—-
Effect of equity accounting	36,273	55,515	108,290
Change of consolidation method	(23,939)	5,223	(214,555)
Exchange differences and other	(92,530)	(59,656)	(53,135)

Balances at year-end	1,129,393	1,227,351	1,155,969

Other information

As of December 31, 2002, there were no capital increases in progress at any significant non-consolidable subsidiary.

12.  Consolidation goodwill Breakdown

The breakdown, by company, of the balances of the “Consolidation Goodwill” caption (Note 3) is as follows:

Back to Contents

	Thousands of Euros

	2002	2001	2000

Companies consolidated by the global integration method:
Banespa (Brazil)	1,770,590	2,360,175	3,429,405
Totta Group (Portugal)	1,656,487	1,752,191	1,844,194
Grupo Financiero Santander Serfin (Mexico)	1,191,867	1,260,431	1,277,169
Banco Santander Chile (Note 3)	1,033,638	492,343	522,502
AKB (Note 3)	870,286	—	—
Meridional Group (Brazil)	754,395	797,735	841,146
Banco Río (Argentina) (*)	508,261	244,979	253,825
Banco Español de Crédito, S.A.	400,589	461,078	512,663
Banco de Venezuela	332,052	349,765	321,271
Patagon Group	—	627,595	640,769
Other companies	451,999	446,419	396,038

	8,970,164	8,792,711	10,038,982

Companies carried by the equity method:
San Paolo IMI	299,704	210,366	287,903
Unión Fenosa	280,557	97,256	50,425
Royal Bank of Scotland	173,475	269,939	308,103
Cepsa	92,486	99,275	112,780
Commerzbank A.G.	77,375	104,841	114,030
Banco de Galicia y Buenos Aires (Argentina) (*)	37,992	37,996	40,352
Société Générale	—	95,916	400,617
Other companies	22,982	160,397	279,590

	984,571	1,075,986	1,593,800

	9,954,735	9,868,697	11,632,782

(*)	Provisioned as indicated in Note 1.

As of December 31, 2002 and 2001, the Group had recorded provisions (Notes 1 and 17) to cover the potential loss of value of certain of these assets. Also, based on the estimates and projections available to the Bank’s directors, the forecasted revenues attributable to the Group from these companies (after taking into consideration the matters shown in the preceding paragraph) are at least equal to the amounts of the respective goodwill balances yet to be amortized in the related periods.

Variations

The variations in the balances of the “Consolidation Goodwill” caption were as follows:

Back to Contents

	Thousands of Euros

	2002	2001	2000

Balances at the beginning of the year	9,868,697	11,632,782	2,542,599

Additions (Note 3)	2,420,892	557,997	9,863,810
Of which:
AKB	916,091	—	—
Banco Santiago (Banco Santander Chile)	595,806	—	—
Banco Río (*)	263,280	—	—
Banco Santander Colombia	240,114	—	—
Unión Fenosa	195,446	51,585	20,825
Banespa	612	345,931	3,445,801
Totta Group	143	—	1,913,082
Grupo Financiero Serfin	—	—	1,319,973
Société Générale	—	—	99,287

Retirements due to sale	(976,238)	(449,130)	(52,671)
Of which:
Patagon Group	(617,503)	—	—
Royal Bank of Scotland	(103,876)	—	—
Société Générale	(95,126)	(285,379)	—

Amortization charged to reserves (**) (Note 21)	—	—	(122,408)

Amortization charged to income	(1,358,616)	(1,872,952)	(598,548)
Of which: Additional to those calculated on a straight-line basis (***)	(702,885)	(1,230,651)	(257,233)

Balances at year-end	9,954,735	9,868,697	11,632,782

(*)	Provisioned as indicated in Note 1.

(**)	Pursuant to Rule 3.13 of Bank of Spain Circular 4/1991, the goodwill of AFP Unión (Peru) and AFP Nueva Vida (Peru) was amortized with a charge to reserves after the merger of the two entities in March 2000.

(***)	The amortization of goodwill additional to that calculated on a straight-line basis in 2002 relates basically to Banespa (€400 million) and Banco Santander Colombia (€240 million). That in 2001 related in full to Banespa.

13. Property and equipment

Variations

The variations in the “Property and Equipment” accounts and in the related accumulated depreciation were as follows:

Back to Contents

	Thousands of Euros

	Land and		Furniture,
	Buildings for	Other	Installations
	Own Use	Property	and Other	Total

Revalued cost:

Balances at December 31, 1999	3,718,889	768,418	3,855,122	8,342,429
Additions due to new inclusions in the Group	1,183,152	134,921	638,744	1,956,817
Additions/Retirements (net)	28,392	(260,882)	(55,488)	(287,978)

Balances at December 31, 2000	4,930,433	642,457	4,438,378	10,011,268
Additions due to new inclusions in the Group	38,771	6,383	2,825	47,979
Additions/Retirements (net)	(274,134)	(118,291)	238,403	(154,022)

Balances at December 31, 2001	4,695,070	530,549	4,679,606	9,905,225
Additions and retirements due to change in
scope of consolidation	(73,130)	(34,739)	(4,556)	(112,425)
Additions/Retirements (net)	(228,384)	(128,834)	130,517	(226,701)
Exchange differences	(683,374)	(78,103)	(257,521)	(1,018,998)

Balances at December 31, 2002	3,710,182	288,873	4,548,046	8,547,101

Accumulated depreciation:

Balances at December 31, 1999	(489,194)	(12,477)	(1,953,962)	(2,455,633)
Additions due to new inclusions in the Group	(346,417)	(11,575)	(402,408)	(760,400)
Retirements	71,599	1,250	488,610	561,459
Provisions	(122,866)	(8,336)	(519,989)	(651,191)

Balances at December 31, 2000	(886,878)	(31,138)	(2,387,749)	(3,305,765)
Additions due to new inclusions in the Group	(17,099)	18	(3,347)	(20,428)
Retirements	86,517	21,107	317,756	425,380
Provisions	(118,826)	(1,899)	(529,757)	(650,482)

Balances at December 31, 2001	(936,286)	(11,912)	(2,603,097)	(3,551,295)
Additions and retirements due to change in
scope of consolidation	21,161	-	8,994	30,155
Retirements	108,297	4,205	83,842	196,344
Provisions	(82,440)	(1,244)	(520,575)	(604,259)
Exchange differences	179,471	789	142,253	322,513

Balances at December 31, 2002	(709,797)	(8,162)	(2,888,583)	(3,606,542)

Property and equipment, net (*)
Balances at December 31, 2000	4,043,555	611,319	2,050,629	6,705,503
Balances at December 31, 2001	3,758,784	518,637	2,076,509	6,353,930
Balances at December 31, 2002	3,000,385	280,711	1,659,463	4,940,559

(*)	Of the total balances, approximately €2,602 million, €2,804 million and €2,978 million related to property and equipment abroad as of December 31, 2002, 2001 and 2000, respectively.

Other property

The “Other Property” and “Furniture, Installations and Other” captions include, among other items, the assets acquired through foreclosure on non-recovered loans. These assets are recorded at foreclosure cost, which in no case exceeds the book value of the loan, net of the provisions recorded as a result of comparison with their market value. The provisions amounted to €395 million as of December 31, 2002, and accounted for 58% of the recorded value (€563 million and €624 million and 56% and 55% as of December 31, 2001 and 2000, respectively).

Back to Contents

14. Due to credit institutions

Breakdown

The breakdown, by type and term to maturity, of the balances under this caption in the consolidated balance sheets is as follows:

	Thousands of Euros

By Type and Term to Maturity	2002	2001	2000

Demand deposits-

Current accounts	28,712	120,256	58,839
Other deposits	3,920,819	2,705,432	3,892,437

	3,949,531	2,825,688	3,951,276

Time or notification deposits-

Bank of Spain credit account drawdowns-
Up to 3 months	1,000,022	1,116,524	1,211,166

	1,000,022	1,116,524	1,211,166

Time deposits-
Up to 3 months	15,257,124	17,976,452	22,984,211
3 months to 1 year	6,689,929	7,047,786	9,185,130
1 to 5 years	3,053,691	3,171,012	4,515,728
Over 5 years	2,756,834	2,531,872	2,370,428

	27,757,578	30,727,122	39,055,497

Assets sold under repurchase agreement (Note 5)-
Up to 3 months	15,164,776	17,302,003	21,912,913
3 months to 1 year	1,770,672	1,391,103	1,342,757
1 to 5 years	1,178,140	170,201	161,203
Over 5 years	—	397,148	376,151

	18,113,588	19,260,455	23,793,024

	46,871,188	51,104,101	64,059,687

	50,820,719	53,929,789	68,010,963

Of which: Euro	30,530,819	25,374,334	34,060,690

As of December 31, 2002, the limit set by the Bank of Spain on the Bank and on the Banesto Group for the system of loans guaranteed by public-sector debt securities amounted to €1,209 million and €1,214 million, respectively (€1,683 million and €1,570 million on the Bank and on the Banesto Group, respectively, as of December 31, 2001, and €1,880 million and €1,363 million on the Bank and on the Banesto Group, respectively, as of December 31 2000).

Back to Contents

15. Customer deposits

Breakdown

The breakdown, by geographical area and depositor sector, of the balances of this caption in the accompanying consolidated balance sheets is as follows:

	Thousands of Euros

	2002	2001	2000

By geographical area:

Spain	96,602,048	92,810,916	76,659,671
Other EU countries	23,990,299	23,756,199	23,279,001
USA and Puerto Rico	7,530,507	8,306,588	8,119,968
Other OECD countries	353,469	437,783	374,563
Latin America	37,915,080	55,181,626	60,213,546
Other	1,424,353	1,034,180	907,727

	167,815,756	181,527,292	169,554,476

By sector:

Public Sector Entities	12,126,084	14,466,854	2,358,630
Of which: Assets sold under repurchase agreement
(Note 5)	9,829,694	12,395,466	163,277
Other residents-
Demand deposits	21,743,570	21,252,167	20,236,174
Savings deposits	16,057,659	15,472,402	13,734,335
Time deposits	21,326,541	19,155,872	20,933,335
Assets sold under repurchase agreement (Note 5)	19,194,664	15,928,311	13,407,823
Other deposits	109,686	82,585	146,857

	78,432,120	71,891,337	68,458,524

Non-residents	77,257,552	95,169,101	98,737,322

	167,815,756	181,527,292	169,554,476

Of which: Euro	114,055,256	106,687,882	88,462,082

Term to maturity

The detail, by maturity, of the balances of the "Savings Deposits - Time" and "Other Deposits - Time" captions in the consolidated balance sheets is as follows:

	Thousands of Euros

	2002	2001	2000

Savings deposits - Time:
Up to 3 months	27,174,558	35,294,610	36,240,164
3 months to 1 year	14,739,929	10,571,178	15,109,691
1 to 5 years	9,656,649	5,492,590	6,261,591
Over 5 years	715,210	1,401,488	2,638,882

	52,286,346	52,759,866	60,250,328

Other deposits - Time:
Up to 3 months	44,046,599	47,506,744	32,100,700
3 months to 1 year	1,681,335	3,214,585	6,625,220
1 to 5 years	1,686,895	1,355,180	1,614,084
Over 5 years	61,271	72,518	136,977

	47,476,100	52,149,027	40,476,981

Back to Contents

16. Marketable debt securities

Bonds and debentures

The breakdown, by currency and interest rate, of the balances of this caption in the consolidated balance sheets is as follows:

	Thousands of Euros			December 31, 2002

Issue Currency	2002	2001	2000	Outstanding Amount in Currency (Millions)	Annual Interest Rate (%)

Euro:
Fixed interest	7,364,425	3,415,549	3,519,093	—	5.18
Floating interest	5,145,509	5,709,449	5,763,617	—	3.21
U.S. dollars:
Fixed interest	1,429,024	2,422,252	1,789,188	1,499	5.96
Floating interest	1,419,888	3,124,495	2,807,262	1,489	1.55
Pounds sterling:
Fixed interest	661,029	706,656	688,989	430	7.55
Floating interest	1,380,477	1,561,221	1,201,723	898	4.02
Chilean pesos:
Fixed interest	2,442,948	3,487,374	3,644,634	1,845,224	6.61
Floating interest	—	—	32,395	—	—
Other currencies	654,029	802,158	639,056	—	—

Balances at year-end	20,497,329	21,229,154	20,085,957

The exhibit IV list the detailed relation of bonds and debentures issued.

Variations

The variations in “Bonds and Debentures” accounts were as follows:

Back to Contents

	Thousands of Euros

	2002	2001	2000

Balances at the beginning of the year	21,229,154	20,085,957	13,970,755

Net inclusion of companies in the Group:	(319,342)	—	1,105,410

Net issues	6,698,032	3,930,111	5,909,995
Of which:
Banco Santander Central Hispano, S.A.
Mortgage bonds October 2002 – Fixed	3,000,000	—	—
Banesto
Mortgage bonds March 2002 – Fixed	1,000,000	—	—
Santander Central Hispano International Ltd.
February 2005 – Floating	500,000	—	—
February 2004 – Floating	—	567,343	—
April 2004 – Floating	—	500,000	—
March 2002 – Floating	—	—	1,016,685
June 2005 – Floating	—	—	537,347

Redemptions	(4,620,244)	(3,104,884)	(1,348,431)
Of which:
Santander Central Hispano International Ltd.
October 2002 – Floating	(500,000)	—	—
August 2002 – Floating	(645,943)	—	—
March 2002 – Floating	(1,000,000)	—	—
May 2001 – Floating	—	(1,000,000)	—
Banco Río
1998 Global Program	—	—	(264,247)
1999 Global Program	—	—	(443,697)

Exchange differences	(2,490,271)	317,970	448,228

Balances at year-end	20,497,329	21,229,154	20,085,957

Maturity

The detail, by maturity, of the balance of this caption as of December 31, 2002, is as follows:

Millions
Year of Maturity	of Euro

2003	3,891
2004	4,701
2005	2,607
2006	59
2007	4,987
Subsequent years	4,252

20,497

Promissory notes and other securities

The detail, by maturity, of the balances of the “Promissory Notes and Other Securities” caption, issued basically by Banco Santander Central Hispano, S.A.; Santander Central Hispano International Ltd.; Santander Central Hispano Finance (Delaware), Inc.; Santander Consumer Finance, S.A.; Banca Serfin S.A.; Banco Santander Mexicano S.A.; and Banco Totta & Açores, Ltda., is as follows:

	Thousands of Euros

Term to Maturity	2002	2001	2000

Up to 3 months	6,887,054	14,882,899	9,905,250
3 months to 1 year	1,591,281	4,271,742	3,799,556
1 to 5 years	2,313,443	1,225,301	375,147

	10,791,778	20,379,942	14,079,953

Of which: Euro	6,010,792	5,683,417	4,389,276

Back to Contents

17.  Provisions for contingencies and expenses

Variations

The detail of the variations in the balances of the “Provisions for Contingencies and Expenses” caption is as follows:

	Thousands of Euros

	2002	2001	2000

Balances at the beginning of the year	16,917,289	15,447,232	4,238,025
Net inclusion of companies in the Group	(1,129)	673	7,451,396
Provision charged to income	1,392,143	2,650,409	389,492
Salary commitments to employees taking early retirement at Spanish
companies in the year (Note 2-j)	1,340,532	695,845	763,818
In-house pension allowances insured – Companies in Spain (Note 2-j)-
Premiums paid to insurance companies	63,620	90,784	—
Recording of in-house pension allowances insured	—	—	3,236,023
Variation in net level premium reserves of insurance companies	244,904	257,317	219,135
Externalized insurance policies	(90,843)	—	—
Payments to pensioners by insurance companies	(266,405)	(278,461)	(284,561)

	(48,724)	69,640	3,170,597

Payments to pensioners and to employees who took early retirement
with a charge to in-house allowances (Note 2-j)	(774,902)	(726,461)	(324,985)
Insurance premiums paid (Note 2-j)	(63,620)	(91,770)	(5,241)
Externalized pension allowance	(316,243)	—	—
Allowance used	(1,300,820)	(335,653)	(320,568)
Transfers	(285,973)	(174,516)	149,910
Exchange differences and other variations	(3,010,803)	(618,110)	(65,212)

Balances at year-end	13,847,750	16,917,289	15,447,232

Inclusion of companies in the Group

The company included in the Group in 2000 with the largest amount of recorded “Provisions for Contingencies and Expenses” was Banespa (Note 3).

In accordance with the applicable Brazilian labor regulations, Banespa had recorded as of December 31, 2000, the pension allowances arising from the commitments to certain employees, which amounted to approximately 4,000 million Brazilian reais.

Since 1987, the directors of Banespa, as advised by their tax advisers, treated these expenses as deductible expenses in calculating the Brazilian corporate income tax; however, in September 1999, the “Secretaria da Receita Federal” ruled that 2,867 million Brazilian reais of these expenses were not tax deductible. In October 1999, the Board of Directors of Banespa filed an appeal against this decision and paid the related deposit (1,450 million Brazilian reais) and recorded a provision of 2,600 million Brazilian reais for this contingency. This provision was recorded in 1999 with a charge to income, after recording the related deferred tax asset of 1,200 million Brazilian reais.

In 2002 the directors of Banespa availed themselves of “Medida Provisoria Nº 66”, and paid 2,110 million Brazilian reais to terminate the procedure. The company did not agree with a further 103 million Brazilian reais relating to expenses and surcharges, and, accordingly, a judicial action for injunctive relief was initiated and a deposit was placed for this amount.

Other provisions

The balances of the “Provisions for Contingencies and Expenses – Other Provisions” caption included the following items:

Back to Contents

	Thousands of Euros

	2002	2001	2000

Credit loss allowance for off-balance-sheet risks	317,009	357,085	283,521
Of which: Country risk	17,964	14,004	26,126
Allowance for losses on futures transactions	520,446	399,986	276,622
Allowance for contingencies and commitments at operating units:
Recorded at Spanish companies	2,138,895	2,361,593	878,752
Of which: Relating to investments made	1,356,278	1,287,434	—
Recorded at other companies	2,032,319	4,777,259	5,355,968
Of which: Banespa (*)	944,286	3,088,842	3,470,568

	5,008,669	7,895,923	6,794,863

(*)	See “Inclusion of Companies in the Group” heading of this Note.

18.  Subordinated debt

The detail, by currency and interest rate, of the balances of this caption is as follows:

	Thousands of Euros			December 31, 2002

				Outstanding	Annual
				Amount in	Interest
				Currency	Rate
Issue Currency	2002	2001	2000	(Millions)	(%)

Euro:
Fixed interest	2,650,248	2,550,070	2,043,470	—	5.84
Floating interest	2,838,370	2,127,704	1,094,452	—	5.07
US dollars:
Fixed interest	4,399,523	5,431,010	5,136,729	4,614	7.35
Floating interest	1,690,664	1,898,309	1,797,883	1,773	2.02
Pounds sterling:
Fixed interest	307,447	657,567	320,460	200	6.75
Floating interest	307,447	—	—	200	6.77
Other currencies	256,529	331,331	336,947	—	—

Balances at year-end	12,450,228	12,995,991	10,729,941

Variations

The variations in the balances of this caption were as follows:

	Thousands of Euros

	2002	2001	2000

Balances at the beginning of the year	12,995,991	10,729,941	8,098,668
Inclusion of companies in the Group	100,213	—	389,676
Net issues	1,095,356	1,968,198	1,988,383
Of which: Santander Central Hispano Issuances, Ltd.:
May 2012 – Floating	95,356	—	—
April 2012 – Floating	1,000,000	—	—
March 2011 at 6%	—	500,000	—
March 2011 – Floating	—	500,000	—
September 2011 – Floating	—	500,000	—
September 2010 at 7.625%	—	—	1,074,694
July 2010 at 6.375%	—	—	500,000
Redemptions	(433,359)	(31,913)	(252,915)
Of which: Santander Central Hispano Issuances, Ltd.:
December 1994 – Floating	(215,505)	—	—
Exchange differences	(1,307,973)	329,765	506,129

Balances at year-end	12,450,228	12,995,991	10,729,941

See exhibit V for the complete list of securities issued.

Back to Contents

Other information

These issues are subordinated and, therefore, for debt seniority purposes they are junior to the claims of all general creditors of the issuers. The issues of Santander Central Hispano Issuances, Ltd. are guaranteed by the Bank or are secured by restricted deposits at the Bank.

As of December 31, 2002, 2001 and 2000, the balance of this caption included €321,180 thousand relating to issues convertible into shares of the Bank at any time from January 1, 1999 through July 30, 2003 (Santander Central Hispano Finance B.V.) or September 23, 2003 (the Bank), at the holders’ option. The share value for conversion purposes is €16.53.

Maturity

The detail, by maturity, of the balance of this caption in the consolidated balance sheet as of December 31, 2002, is as follows:

Millions
Maturity	of Euro

2003	461
2004	541
2005	1,174
2006	1,071
2007	615
Subsequent years	8,588

12,450

The interest on subordinated debt amounted to €736,364 thousand in 2002 (€750,778 thousand in 2001 and €660,056 thousand in 2000).

19.  Minority interests

Breakdown

The detail, by Group company, of the balances of the “Minority Interests” caption is as follows:

	Thousands of Euros

	2002	2001	2000

Preferred shares issued by:
BSCH Finance, Ltd.	3,733,936	4,660,831	4,584,076
BCH Eurocapital, Ltd.	637,278	741,799	686,554
Pinto Totta International Finance, Ltd.	217,893	261,254	252,906
BCH Capital, Ltd	194,563	338,466	319,708
Totta y Açores Financing Limited	128,907	155,049	150,217
Banesto Holdings, Ltd.	67,919	81,732	75,583
BCH International Puerto Rico Inc. and
Banco Santander Puerto Rico	55,602	139,609	132,752

	5,036,098	6,378,740	6,201,796

Equity of minority interests:
Banesto Group	295,636	28,380	34,618
Somaen Dos, S.L.	275,665	248,573	221,737
Banco Santander Chile	103,325	53,286	49,427
Banco Santander Puerto Rico	45,295	63,984	67,512
Brazil Group	36,207	26,258	1,029,726
Banco Santander Portugal	35,458	32,827	34,618
Grupo Financiero Santander Serfin	25,933	28,584	16,912
Orígenes AFJP	23,193	37,780	18,199
Banco Río	3,235	152,873	205,973
Banco Santiago	—	217,284	223,288
Other companies	156,665	164,761	227,917

	1,000,612	1,054,590	2,129,927

	6,036,710	7,433,330	8,331,723

Back to Contents

Preferred shares

In 2000, BSCH Finance, Ltd. issued shares amounting to US$ 300 million and US$ 295 million, with fixed annual dividends ranging from 8.625% to 9.40%.

These are non-cumulative non-voting shares. They were subscribed by third parties outside the Group and are fully or partially redeemable after five years, at the issuer’s discretion.

Additional information is disclosed in note 27.5.k

Variations

The variations in the balances of this caption were as follows:

	Thousands of Euros

	2002	2001	2000

Balances at the beginning of the year	8,273,936	9,132,710	6,937,008
Inclusion of companies in the Group	1,211	3,300	1,037,292
Of which: Banespa	—	—	1,029,726
Preferred shares–
Inclusion of companies in the Group	—	—	429,862
Issue	—	—	639,525
Of which:
BSCH Finance Ltd.
Interest at 8.625%	—	—	322,407
Interest at 9.4%	—	—	317,118
Redemption	(890,220)	—	(19,719)
Of which:
BSCH Finance Ltd. (note 27.5)	(694,680)	—	—

Dividends paid	(400,665)	(500,258)	(442,495)
Exchange differences	(552,014)	238,896	259,884

	(1,842,899)	(261,362)	867,057

Variation in percentages of ownership	(60,178)	(1,007,921)	(595,345)
Dividends paid to minority interests	(181,551)	(192,967)	(83,246)
Exchange differences and other	(153,809)	(240,430)	168,957

Balances at year-end	6,036,710	7,433,330	8,331,723

Net income for the year attributed to minority interests	538,463	840,606	800,987

	6,575,173	8,273,936	9,132,710

20.  Capital stock

2000

As of December 31, 1999, the Bank’s capital stock consisted of 3,667,793,148 fully subscribed and paid shares of €0.5 par value each.

Banco Totta & Açores, S.A. and Crédito Predial Portugués, S.A. (Totta Group)

In accordance with a resolution of the Special Shareholders’ Meeting of January 18, 2000, on March 4, 2000, the Bank issued 151,846,636 shares of €0.5 par value each, of the same class and series as those then outstanding, plus an additional paid-in capital of €2.07 per share.

This capital increase was paid through a non-monetary contribution consisting of shares representing all the capital stock of the Portuguese company Foggia SGPS, S.A. (Foggia), the owner of a 51.8% holding in the capital stock of Sociedad Mundial Confiança, S.A.; of a 53.05% holding in Banco Pinto & Sotto Mayor, S.A.; of 94.38% of Banco Totta & Açores, S.A. and of 70.57% of Crédito Predial Portugués, S.A.

Additionally, the Bank recorded a reserve of €1,111,139,000 (the difference between the market value attributed to the shares contributed and the amount of the issue per the related public deed) as required by the Bank of Spain in order to record the goodwill embedded in the market value attributed to the contributed shares.

Back to Contents

Subsequently, Caixa Geral de Depósitos acquired from the Bank all its direct and indirect holdings in the Mundial Confiança Group as described in the preceding paragraphs. Then the Caixa Geral Group transferred to the Bank 94.38% of the capital stock of Banco Totta & Açores, S.A., the owner of 70.57% of Crédito Predial Portugués, S.A.

As a consideration for this acquisition and in accordance with the resolution of the Special Shareholders’ Meeting of the Bank of January 18, 2000, on April 7, 2000, the Bank issued 101,045,614 shares of €0.5 par value each, of the same class and series as those then outstanding, plus an additional paid-in capital of €3.41 per share. Additionally, the Group paid Esc. 100,082 million in cash and recorded a reserve of euros 702,265,000 (the difference between the market value of the shares contributed and the issue amount per the related public deed) as required by the Bank of Spain in order to record the goodwill embedded in the market value attributed to the contributed shares.

The new shares of the Bank conferred on their holders the same rights as the Bank shares outstanding at the issue date.

Royal Bank of Scotland - National Westminster Bank, plc.

In accordance with a resolution of the Bank’s Special Shareholders’ Meeting of January 18, 2000, on March 7, 2000, the Bank issued 179,615,243 shares of €0.5 par value each, of the same class and series as those then outstanding, plus an additional paid-in capital of €2.07 per share, as part of the tender offer made by The Royal Bank of Scotland for the acquisition of National Westminster Bank, plc.

This capital increase was paid thought a non-monetary contribution consisting of 144,334,856 new shares of The Royal Bank of Scotland, representing 5.90% of its capital stock at that date and was carried out after the divestment by the Group of 34,850,000 Royal Bank of Scotland shares (Note 3) to avoid exceeding the applicable regulatory shareholding limits.

Additionally, the Bank recorded a reserve of €1,499,068,000 (the difference between the market value of the shares contributed and the issue amount per the related public deed) as required by the Bank of Spain in order to record the goodwill embedded in the market value of the contributed shares.

Royal Bank of Scotland – Cash Payment.

In accordance with a resolution of the Bank’s Shareholders’ Meeting of March 4, 2000, in December 2000 the Bank issued 44,749,176 shares of €0.5 par value each, of the same class and series as those then outstanding, plus an additional paid-in capital of €10.53 per share.

These shares were subscribed and paid by a subsidiary of The Royal Bank of Scotland Group in December 2000.

This capital increase and that described above conferred on their holders the same rights as the Bank shares outstanding at the issue date.

Merger bonus

In accordance with a resolution of the Bank’s Shareholders’ Meeting of March 4, 2000, the Bank issued 6,736,590 shares of €0.5 par value each, of the same class and series as those then outstanding, plus an additional paid-in capital of €1.79 per share, to cater for the special merger bonus to the employees agreed upon in the Framework Agreement dated March 3, 1999.

These shares were subscribed and paid by Caixa d’Estalvis i Pensions de Barcelona (la “Caixa”), an entity with which the Bank arranged a Share Subscription and Purchase Option Agreement.

Additionally, the Bank recorded a reserve of €57,667,000 (the difference between the market value of the shares contributed and the issue amount per the related public deed) as required by the Bank of Spain in order to record this difference in income (Note 21).

To proceed with the first delivery of shares, on June 16, 2000, the Bank exercised its purchase option on a total of 1,914,900 shares (equal to 60 shares to each eligible employee under the Framework Agreement dated May 31, 2000, the date on which the employees’ right to receive this first delivery of shares vested).

The new shares of the Bank conferred on their holders the same rights as the Bank shares outstanding at the issue date.

Public Offer for the Subscription of Shares

In accordance with a resolution of the Bank’s Special Shareholders’ Meeting of June 1, 2000, the Bank issued 345,000,000 shares of €0.5 par value each, of the same class and series as those then outstanding, plus an additional paid-in capital of €10.5 per share addressed to minority shareholders (240 million shares) and of €10.75 per share addressed to other shareholders. These shares were subscribed and paid in July and August 2000 and since then confer on their holders the same rights as the shares outstanding.

Back to Contents

Banco Río

In accordance with a resolution of the Bank’s Shareholders’ Meeting of March 4, 2000, on July 20, 2000, the Bank issued 63,450,006 shares of €0.5 par value each, of the same class and series as those then outstanding, plus an additional paid-in capital of €1.75 per share.

This capital increase was paid through a non-monetary contribution consisting of 88,830,009 shares of Banco Río de la Plata, S.A. (Note 3); therefore, the Group’s holding in the capital stock of this bank then increased to 79.2%.

Additionally, the Bank recorded a reserve of €425,925,000 (the difference between the market value of the shares contributed and the issue amount per the related public deed) as required by the Bank of Spain in order to record the goodwill embedded in the market value of the contributed shares.

As of December 31, 2000, the Bank’s capital stock consisted of 4,560,236,413 fully subscribed and paid shares of €0.5 par value each.

2001

Young Executives Incentives Plan

On February 28, 1,300,000 new common shares (0.03% of the Bank’s capital stock) of €0.50 par value each and additional paid-in capital of €1.79 per share were issued within the framework of an incentive plan targeted at young executives.

To Finance Early Redemption of Preferred Stock

In December the Bank issued 97,826,086 new common shares (2.14% of the Bank’s capital stock) of €0.50 par value each and additional paid-in capital of €8.70 each. The net proceeds (€900 million) are destined to finance the early redemption of five issues of preferred shares in US$ issued by Group companies at rates that were considerably higher than current market rates (note 27.5.k and note19).

As of December 31, 2001, the Bank’s capital stock consisted of 4,659,362,499 fully subscribed and paid shares of €0.5 par value each.

2002

For acquisition of shares of AKB

The Group made one capital increase during the second quarter, issuing 109,040,444 new ordinary shares (2.3% of the Bank’s capital) of EUR 0.50 nominal value each and an issue premium of EUR 9.588 per share, which were fully subscribed and disbursed through shares representing all the capital of AKB, in accordance with the resolutions adopted by the Bank’s Special Shareholders’ Meeting on February 9, 2002. (notes 3 and 21)

After this operation and as of December 31, 2001, the Bank’s capital stock consisted of 4,768,402,943 fully subscribed and paid shares of €0.5 par value each.

The variations in the Bank’s capital stock summarizes as follows:

Back to Contents

	Capital Stock

	Number	Par Value
	of Shares	(Euro)

Number of shares and par value of the capital stock as of December 31, 1999	3,667,793,148	1,833,896,574

Capital increases:
For acquisition of shares of:
Totta Group	252,892,250	126,446,125
Royal Bank of Scotland	179,615,243	89,807,622
Banco del Río de la Plata, S.A.	63,450,006	31,725,003
For merger bonus	6,736,590	3,368,295
For share subscription offering	345,000,000	172,500,000
Cash payment of capital increase by Royal Bank of Scotland	44,749,176	22,374,588

Number of shares and par value of the capital stock as of December 31, 2000	4,560,236,413	2,280,118,207

Capital increases:
For incentive plan	1,300,000	650,000
For placement among institutional investors	97,826,086	48,913,043

Number of shares and par value of the capital stock as of December 31, 2001	4,659,362,499	2,329,681,250

Capital increases:
For acquisition of shares of AKB (Note 3)	109,040,444	54,520,222

Number of shares and par value of the capital stock as of December 31, 2002	4,768,402,943	2,384,201,472

The Bank’s shares are listed on the computerized trading system of the Spanish stock exchanges and on the New York, Milan, London, Paris, Lisbon, Buenos Aires, Frankfurt and Swiss stock exchanges, and all of them have the same features and rights. As of December 31, 2002, the only shareholders with an ownership interest in the Bank’s capital stock of over 3% were Chase Nominees Limited (with a 5.50% investment) and State Street Bank and Trust Company (with 3.46%).

Other considerations

As of December 31, 2002, the additional capital stock authorized by the Shareholders’ Meeting amounted to €1,464 million. The time periods that the Bank’s directors have to carry out capital increases up to this limit expire in February 2007.

On February 9, 2002, the Shareholders’ Meeting set the maximum amount of Bank shares that the Bank and/or any Group subsidiary may acquire at 5% of the capital stock outstanding at any time.

Also, the aforementioned Shareholders’ Meeting authorized the Bank’s Board of Directors to issue fixed-income securities not convertible to equity up to a maximum amount of €15,000 million over a period of five years and fixed-income securities convertible to equity for up to €1,000 million over a one-year period, and empowered the Board of Directors to execute the resolution to issue fixed-income securities convertible to shares without preemptive rights up to a maximum amount of €1,000 million over a one-year period, and, in addition, authorized the related capital increases to cater for the conversion, if any.

As of December 31, 2002, the shares of the following companies were listed on official stock markets: Banco Río de la Plata; Banco de Venezuela, S.A.C.A.; Banco Santander Colombia; Santander Bank Corporation (Puerto Rico); Grupo Financiero Santander Serfin, S.A. de C.V.; Banco Santander Chile; Bansaliber, S.A.; Central de Inversiones en Valores, S.A. (Ceivasa); Financiera Bansander, S.A. (Fibansa); Norteña de Valores, S.A. (Norvasa); Cartera Mobiliaria, S.A. (Carmosa); Santander Chile Holding; Inmuebles B de V 1985 C.A.; Banco do Estado de Sao Paulo; Banesto; Portada S.A. and Banco Totta & Açores.

As of December 31, 2002, the capital increases in progress at Group companies and the additional capital authorized by their Shareholders’ Meetings were not material at Group level.

21. Reserves

Variations

The variations in the overall balances of reserves at the Group (see composition in Note 1) were as follows:

Back to Contents

	Thousands of Euros

	2002	2001	2000

Balances at the beginning of the year	15,663,278	14,556,924	5,521,618
Prior year’s attributed income	2,486,303	2,258,141	1,575,108
Dividends paid on prior year’s income	(1,329,462)	(1,241,219)	(861,454)
Capital increases (Note 20)	1,045,480	864,985	9,069,812
Of which:
Additional paid-in capital	1,045,480	853,415	5,273,748
Early recording of voluntary reserves	—	11,570	3,796,064
Charge for early retirement of employees (Note 2-j) (*)	(839,923)	(449,780)	(461,962)
Retirement of differences in first-time consolidation (Note 12)	—	—	(122,408)
Sale of preemptive rights on Banesto shares (Note 3) (**)	271,805	—	—
Exchange differences	(2,666,942)	(527,310)	(53,238)
Variations in reserves at associated companies (Note 10)	(243,289)	178,428	17,814
Other variations, net	(34,037)	23,109	(128,366)

Balances at year-end (Note 1)	14,353,213	15,663,278	14,556,924

(*)	Based on the Group’s ownership interest in Banesto as of December 31, 2002, 2001 and 2000 (88.57%, 98.57% and 98.54%, respectively).

(**)	As a result of the sale of the preemptive rights on Banesto shares (Note 3), the additional paid-in capital which was applied proportionally to the amortization of the goodwill that arose subsequent to the tender offer launched by the Bank in 1998, was re-recorded under the “Reserves” caption in the consolidated balance sheet as of December 31, 2002.

Additional paid-in capital, reserves and revaluation reserves

The breakdown of the balances of these captions, relating in full to the Bank, is as follows:

	Thousands of Euros

	2002	2001	2000

Restricted reserves:
Legal reserve	476,841	465,935	456,024
Reserves for treasury stock	132,462	146,701	240,459
Revaluation reserves Royal Decree-Law 7/1996	42,666	42,666	42,666
Unrestricted reserves:
Additional paid-in capital	8,979,735	8,651,004	8,078,240
Voluntary reserves and consolidation reserves attributed to the Bank	4,964,087	4,811,102	4,697,949
Of which: Early recording of voluntary reserves	3,284,856	3,408,113	3,796,064

Group reserves attributed to the Bank	14,595,791	14,117,408	13,515,338

Of which: Reserves recorded at the Bank	14,436,631	14,096,519	13,502,101

Legal reserve

Under the revised Corporations Law, 10% of Spanish companies’ net income for each year must be transferred to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount.

Reserves for treasury stock

Under the revised Corporations Law, a restricted reserve was recorded for an amount equal to the book value of the Bank shares owned by subsidiaries. This reserve will become unrestricted when the circumstances which gave rise to its mandatory recording cease to exist. Additionally, this reserve includes the outstanding balance of the loans granted by the Group that are secured by Bank shares.

Back to Contents

Revaluation reserves Royal Decree-Law 7/1996

The balance of this account can be used, free of tax charges, to increase capital. From January 1, 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or retired from the accounting records.

If this balance were used in a manner other than that provided for in Royal Decree-Law 7/1996, it would be subject to tax.

Additional paid-in capital

The revised Corporations Law expressly permits the use of the additional paid-in capital balance to increase capital of the entities at which it is recorded and establishes no specific restrictions as to its use.

Early recording of voluntary reserves

As required by the Bank of Spain, the “Reserves” caption in the consolidated balance sheet as of December 31, 2002, includes “Voluntary Reserves Recorded Early”, of which approximately €3,277 million (€3,397 million and €3,738 million as of December 31, 2001 and 2000, respectively) relate to the difference between the amount at which certain Bank shares were issued – in accordance with Article 159.1.c of the revised Spanish Corporations Law – for the acquisition of investments in the capital stock of other entities and the market value of the shares received in exchange, net of the equivalent amortization of the goodwill arising in the acquisitions. This amount increased initially the acquisition cost of the investments acquired (Notes 12 and 20).

Reserves and accumulated losses at consolidated companies

The breakdown, by company, of the balances of these captions in the consolidated balance sheets, based on each company’s contribution to the Group (after considering the effect of consolidation adjustments), is as follows:

	Thousands of Euros

	2002	2001	2000

RESERVES AT CONSOLIDATED COMPANIES:
Companies consolidated by the global integration method:
Grupo Financiero Santander Serfin	712,570	221,112	35,231
Banco Santander Chile (Consolidated Group)	539,054	151,894	159,563
Banespa	474,164	32,154	—
Banco Español de Crédito (Consolidated Group)	461,160	285,877	233,860
Banco Santander Puerto Rico	263,573	284,005	217,110
Santander Central Hispano Investment, S.A.	217,947	180,592	182,828
Banco de Venezuela, S.A.C.A. (Consolidated Group)	127,723	75,187	29,961
Banco Totta y Açores, Ltda.	120,319	37,780	—
Santander Central Hispano Gestión, S.G.I.I.C., S.A.	79,046	95,675	86,269
Other companies	22,294	387,927	388,932

	3,017,850	1,752,203	1,333,754

Companies carried by the equity method:
Royal Bank of Scotland	534,672	462,689	317,208
Cepsa	110,013	81,810	58,232
San Paolo IMI	106,076	22,592	—
Vallehermoso, S.A.	76,739	50,623	30,177
Unión FENOSA	71,150	130,516	63,395
Société Genérale	—	169,738	—
Commerzbank, A.G.	—	144,904	52,841
Other companies	276,101	257,924	173,356

	1,174,751	1,320,796	695,209

Total reserves at consolidated companies	4,192,601	3,072,999	2,028,963

Of which: Restricted reserves	307,899	479,918	447,880

Back to Contents

ACCUMULATED LOSSES AT CONSOLIDATED COMPANIES:
Companies consolidated by the global integration method:
Santander Central Hispano Investment Securities Inc.	159,671	133,431	123,580
Patagon Euro, S.L.	157,135	—	—
Patagon Bank (formerly Open Bank)	123,099	111,957	70,709
Santander Investment Bank	104,274	46,284	37,191
Santander Consumer Finance, S.A.	78,995	57,565	98,458
Banco Santander Colombia (Consolidated Group)	68,914	69,741	77,044
Santander Merchant Bank	41,764	71,977	75,722
Santander Financial Products	31,203	37,281	68,029
Capital Riesgo Internet, S.C.R.	24,898	11,582	114
Other companies	256,638	377,946	331,787

	1,046,591	917,764	882,634

Companies carried by the equity method	142,871	30,592	53,278

Translation differences (*)	3,245,717	578,773	51,465
Of which:
Translation differences due to devaluation in Argentina	981,597	505,379	—

Total accumulated losses at consolidated companies	4,435,179	1,527,129	987,377

Net balance	(242,578)	1,545,870	1,041,586

(*)	Of which €1,602 million relate to the performance of the Brazilian real in 2002.

22. Tax matters

Consolidated Tax Group

In accordance with current regulations, the Consolidated Tax Group includes Banco Santander Central Hispano, S.A. (as the parent company) and the Spanish subsidiaries that meet the requirements stipulated in the regulations on taxation of the consolidated net income of corporate groups (as the controlled companies).

The other Group banks and companies file individual tax returns in accordance with the tax regulations applicable in the respective countries.

Years open for tax audit

The years open for tax audit in the Consolidated Tax Group as of December 31, 2002, are 1999, 2000, 2001 and 2002 for the main taxes applicable to it. Also, the Consolidated Tax Group whose parent bank was the former Banco Central Hispano Americano, S.A. has the years 1998 and 1999 open for inspection.

The other Spanish consolidated entities generally have the last four years open for review by the tax inspection authorities with respect to the main taxes applicable to them, except in the case of those companies for which the statute of limitations has been interrupted due to tax audits.

In 2002 there were no significant developments in the matters contested at the different instances (stages) of the tax disputes pending resolution as of December 31, 2001.

In 2001 tax assessments were received relating to the Consolidated Tax Group headed by the former Banco Central Hispano Americano, S.A. for corporate income tax from 1993 to 1995, VAT from 1992 to 1997 and withholdings for 1996 and 1997; the amounts that were contested totaled €59,572 thousand. This amount relates mainly to corporate income tax timing differences. Also, it should be noted that in practically all cases the field tax inspector considered that the taxpayer’s behavior was not a tax infringement, and, accordingly, no penalty was imposed. In 2002 tax assessments were received relating to 1996, 1997 and 1998 for total amounts €48,143 thousand, of which €39,097 thousand was contested.

The Bank’s directors consider that the liabilities, if any, which might arise as a result of these claims would not have a material effect on the 2002 consolidated statement of income.

Because of the possible different interpretations which can be made of the tax regulations, the outcome of future reviews of the open years by the tax authorities might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Bank’s tax advisers consider it unlikely that such contingent liabilities will materialize or that the contingent liabilities relating to the inspectors’ assessments referred to above will become actual liabilities, and that in any event the tax charge which might arise therefrom would not materially affect the consolidated financial statements of the Group.

Back to Contents

Since 1992 the Madrid Central Court number 3 has had preliminary court proceedings in progress to determine the liabilities which might arise in connection with certain credit assignment transactions carried out by Banco Santander, S.A. from 1987 to 1989. The Bank and its internal and external advisers consider that the result of this litigation will finally be in its favor and that no additional specific provision is required. This opinion was corroborated by the dismissal order by the aforementioned Court on July 16, 1996, which signified a considerable advance in this connection. On June 27, 2002, it was decided to transform the aforementioned preliminary court proceedings into abridged proceedings, and the above–mentioned decision was appealed against by the Public Prosecutor’s Office and Bank management. The court has decided to stay the proceedings until the appeals filed are finally settled.

In any event, following its traditional prudent criteria, the Group has recorded reasonable provisions to cover any contingencies which might arise from the above–mentioned situations.

Reconciliation

The reconciliation of the corporate income tax expense calculated at the standard rate to the recorded corporate income tax expense is as follows:

	Thousands of Euros

	2002	2001	2000

Corporate income tax at the standard rate of 35%	1,228,062	1,483,057	1,320,898

Permanent differences:
Amounts arising from consolidation (*)	(499,646)	(598,682)	(185,917)
Tax credits and elimination of double taxation of dividends	(18,830)	(18,598)	(441,900)
Effect of allocation of the Group’s share in income of
companies carried by the equity method	13,523	44,619	21,787

	(504,953)	(572,661)	(606,030)

“Corporate Income Tax” and “Other Taxes”, per consolidated statements of income	723,109	910,396	714,868

(*)	Including the net tax effect of all the consolidation adjustments treated as permanent differences by the Group, which relate mainly to write-downs, and the differences arising from the different tax rates in Spain and in other countries.

The Bank and certain of the other Spanish consolidated companies have availed themselves of the tax credits available under corporate income tax legislation. Although the 2002 corporate income tax return has not yet been filed, the provision for 2002 corporate income tax shown in the consolidated balance sheet as of December 31, 2002, and the consolidated statement of income for the year then ended, is net of the related investment, dividend double taxation and international double taxation tax credits recorded in the balance of “Permanent Differences” in the foregoing reconciliation.

Other assets and other liabilities

The balance of the “Other Assets” caption in the consolidated balance sheets includes balances receivable from the tax authorities relating to prepaid corporate income tax. The balance of the “Other Liabilities” caption includes the liability for the various deferred taxes of the Group and the tax collection accounts.

The detail of the two balances is as follows:

Back to Contents

	Thousands of Euros

	2002	2001	2000

Other assets – Prepaid taxes	4,418,761	4,639,242	4,311,595
Of which:
Banespa	1,200,239	1,889,384	1,852,464
Early retirements in 1999	258,591	304,948	360,331
Early retirements in 2000 (Note 2–j)	205,676	241,613	267,338
Early retirements in 2001 (Note 2–j)	216,205	243,547	—
Early retirements in 2002 (Note 2–j)	484,101	—	—
Writedowns inherent to the merger	54,112	62,776	76,419

Other liabilities – Tax collection accounts and deferred taxes	2,587,226	2,666,120	2,577,050
Of which:
Tax collection accounts	1,959,378	1,943,481	1,590,873
Deferred tax on merger surpluses	105,390	110,436	114,102

23. Memorandum accounts, futures transactions and off-balance–sheet funds under management

Memorandum accounts

The “Memorandum Accounts” caption in the consolidated balance sheets includes the following commitments and contingent liabilities of the Group that arose in the normal course of its operations:

	Thousands of Euros

	2002	2001	2000

Contingent liabilities:
Rediscounts, endorsements and acceptances	45,087	93,505	32,286
Assets assigned to sundry obligations	185,620	258,117	211,406
Guarantees and other sureties	23,862,776	26,101,265	22,208,058
Other contingent liabilities	3,609,177	4,900,196	4,769,344

	27,702,660	31,353,083	27,221,094

Commitments:
Sales with repurchase option	466,644	18,199	3,050,034
Balances drawable by third parties:
Credit institutions	1,047,363	1,596,114	3,423,605
Public Sector Entities	2,246,066	2,708,750	2,972,510
Other sectors	45,810,366	45,315,994	47,921,634
Other commitments	5,206,970	4,613,970	5,012,874

	54,777,409	54,253,027	62,380,657

	82,480,069	85,606,110	89,601,751

Futures transactions

The detail, by term to maturity, of the notional and/or contractual amounts of each type of derivative arranged by the Group as of December 31, 2002, is as follows:

Back to Contents

	Millions of Euro

	Up to 1 Year	1 to 5 Years	5 to 10 Years	Over 10 Years	Guaranteed Mutual Funds (**)	Total

Un-matured foreign currency purchase and sale transactions:	60,879	8,229	336	—	—	69,444
Purchases of foreign currencies against Euro	14,851	2,544	219	—	—	17,614
Purchases of foreign currencies against foreign currencies	32,229	4,057	116	—	—	36,402
Sales of foreign currencies against Euro	13,799	1,628	1	—	—	15,428
Financial asset purchase and sale
transactions (*):	1,285	1,403	2,699	237	—	5,624
Purchases	188	930	1,513	89	—	2,720
Sales	1,097	473	1,186	148	—	2,904
Securities and interest rate futures (*):	36,503	11,905	374	—	—	48,782
Purchased	29,880	10,975	—	—	—	40,855
Sold	6,623	930	374	—	—	7,927
Options on securities (*):	11,224	26,055	17	—	8,908	46,204
Purchased	7,261	9,254	1	—	—	16,516
Written	3,963	16,801	16	—	8,908	29,688
Options on interest rates (*):	21,570	23,890	4,375	4,646	—	54,481
Purchased	15,619	11,507	1,864	1,266	—	30,256
Written	5,951	12,383	2,511	3,380	—	24,225
Options on foreign currencies:	3,837	168	1	—	—	4,006
Purchased	1,236	67	—	—	—	1,303
Written	2,601	101	1	—	—	2,703
Other interest rate transactions:	361,413	132,117	50,811	14,740	—	559,081
Forward rate agreements (FRA’s)	100,924	10,936	—	—	—	111,860
Interest rate swaps (IRS’s)	243,956	119,673	50,686	14,740	—	429,055
Other	16,533	1,508	125	—	—	18,166
Futures commodity transactions	1	—	—	—	—	1

	496,712	203,767	58,613	19,623	8,908	787,623

(*)	Based on the term of the underlying asset.

(**)	Guaranteed assets.

Other information

The aforementioned notional and/or contractual amounts of these transactions do not necessarily reflect the actual risk assumed by the Group, since the net position in these financial instruments is the result of offset and/or combination thereof. This net position is used by the Group basically to hedge the interest rate risk, the price of the underlying asset or the currency risk, the resulting gains or losses on which are included under the “Gains (Losses) on Financial Transactions” caption in the consolidated statements of income and, where appropriate, as an increase in, or offset of, the results on the investments for which these hedging contracts were arranged (Note 25).

Off-balance-sheet funds under management

The detail of the off-balance-sheet funds under management by the Group is as follows:

	Millions of Euro

	2002	2001	2000

Mutual funds	68,140	68,535	65,012
Pension funds	17,513	18,842	16,397
Assets under management	7,685	7,870	7,239

	93,338	95,247	88,648

Back to Contents

24. Transactions with non-consolidable Group companies and with associated companies

The detail of the Group’s main balances with non-consolidable companies controlled by it and with associated companies, and of the impact of the transactions with them on the statements of income, is as follows:

	Thousands of Euros

	2002	2001	2000

ASSETS:
Due from credit institutions	54,982	1,319,642	557,674
Debentures and other fixed–income securities	18,794	122,450	—
Loans and credits	1,364,470	1,476,669	1,501,827
Common stock and other equity securities	—	51,062	48,363

	1,438,246	2,969,823	2,107,864

LIABILITIES:
Due to credit institutions	414,493	664,725	97,045
Customer deposits	1,266,467	899,992	465,304

	1,680,960	1,564,717	562,349

STATEMENT OF INCOME:
Debit–
Interest and assimilated expenses	45,221	61,688	5,415
Fees paid	904	24,040	—

	46,125	85,728	5,415

Credit–
Interest and assimilated revenues	47,750	146,449	104,215
Gains on financial transactions	8,262	7,987	974
Fees collected	62,422	34,528	29,384

	118,434	188,964	134,573

MEMORANDUM ACCOUNTS:
Contingent liabilities	369,891	1,294,640	1,038,729
Commitments	454,270	449,990	695,329

Back to Contents

25. Statement of income disclosures

Following is certain relevant information in connection with the consolidated statements of income:

a) Geographical breakdown

The geographical breakdown of the balances of the main captions composing the Group’s revenues, by country of location of the branches and companies of the Group giving rise to them, is as follows:

	Thousands of Euros

	2002	2001	2000

Interest and assimilated revenues:
Spain	7,827,262	8,714,243	8,170,128
Other European countries	3,206,615	2,986,892	2,936,329
America	11,668,863	16,407,799	18,027,376
Other	8,598	7,825	25,892

	22,711,338	28,116,759	29,159,725

Gains (losses) on equity securities portfolio:
Spain	405,248	438,474	345,078
Other European countries	33,669	34,642	51,260
America	34,248	75,235	27,856
Other	7	54	-

	473,172	548,405	424,194

Fees collected:
Spain	2,356,885	2,267,468	2,372,051
Other European countries	676,782	526,979	397,870
America	2,112,809	2,739,948	1,991,622
Other	610	788	835

	5,147,086	5,535,183	4,762,378

Gains (losses) on financial transactions:
Spain	314,166	390,429	351,851
Other European countries	61,568	71,683	80,770
America	(20,627)	220,818	266,537
Other	1,143	2,212	2,944

	356,250	685,142	702,102

Other operating revenues:
Spain	89,960	64,134	128,190
Other European countries	4,388	5,379	5,884
America	34,082	49,181	66,995
Other	1	6	553

	128,431	118,700	201,622

Back to Contents

b) Breakdown by type of transaction

The detail, by type of transaction, of certain captions in the consolidated statements of income is as follows:

	Thousands of Euros

	2002	2001	2000

Interest and assimilated revenues:
Bank of Spain and other central banks	335,567	262,588	179,186
Due from credit institutions	2,009,926	3,171,114	2,802,543
Fixed-income securities	5,081,124	5,318,056	4,292,248
Loans and credits	12,911,012	16,307,418	14,808,596
Revenues related to insurance contracts (Note 2-j)	241,929	264,842	155,090
Other revenues	2,131,780	2,792,741	6,922,062

	22,711,338	28,116,759	29,159,725

Interest and assimilated expenses:
Bank of Spain	441,151	344,650	320,129
Due to credit institutions	2,182,298	3,689,637	3,866,167
Deposits	6,208,584	8,112,906	7,609,745
Debt securities and subordinated debt	2,379,629	3,459,816	2,631,459
Cost allocable to the recorded pension allowance (Note 2-j)	597,211	713,930	278,209
Other interest expenses	2,016,982	2,087,461	6,588,649

	13,825,855	18,408,400	21,294,358

Fees collected:
Contingent liabilities	212,346	219,754	203,605
Collection and payment services	2,100,042	2,182,263	1,683,032
Securities services	1,852,472	2,170,369	2,135,618
Other transactions	982,226	962,797	740,123

	5,147,086	5,535,183	4,762,378

Fees paid:
Asset and liability transactions	161,691	225,265	161,871
Fees assigned	460,540	457,659	326,692
Other fees	235,571	230,524	260,821

	857,802	913,448	749,384

Gains (losses) on financial transactions: (*)
Fixed-income securities	(340,647)	236,192	(3,570)
Equity securities	(150,908)	(111,560)	(374,328)
Exchange differences	417,017	(225,890)	283,190
Derivatives	430,788	786,400	796,810

	356,250	685,142	702,102

(*)	The balance of these captions in the consolidated statements of income includes the net gains (losses) on trading transactions (Note 2-l). To properly interpret these amounts, it must be borne in mind that, in the case of hedging transactions, gains or losses on exchange differences and derivatives are symmetrical to those recorded under the “Gains (Losses) on Financial Transactions – Fixed-Income Securities” and “Gains (Losses) on Financial Transactions – Equity Securities” captions in the foregoing detail.

c) General administrative expenses

Personnel expenses

The detail of the balances of this caption in the consolidated statements of income is as follows:

Back to Contents

	Thousands of Euros

	2002	2001	2000

Wages and salaries	3,208,776	3,794,237	3,299,881
Social security costs	609,394	678,194	585,398
Period provision to in-house pension allowances (Note 2-j)	91,025	91,474	103,386
Contributions to external pension funds (Note 2-j)	39,029	71,436	27,280
Other expenses	573,494	622,956	435,012

	4,521,718	5,258,297	4,450,957

The average number of employees at the Group, by professional category, was as follows:

	Number of Employees

	2002	2001	2000

Senior management	123	166	182
Other line personnel	26,230	27,996	28,198
Clerical staff	9,433	12,219	14,042
General services	101	137	172

	35,887	40,518	42,594

Staff of banks and companies abroad	68,291	74,186	84,137
Staff of Spanish and foreign non-banking companies	982	1,253	1,827

	105,160	115,957	128,558

Compensation systems based on the delivery of Bank shares

In recent years, the Bank has put in place compensation systems linked to the market performance of the Bank’s shares based on the achievement of certain objectives as shown below:

Back to Contents

Stock options plan

						Date of	Date of
		Euro				Commen-	Expiration
						cement of	of
	Number	Exercise	Year		Number	Exercise	Exercise
	of Shares	Price	Granted	Group	of People	Period	Period

Plans in force at January 1, 2000	18,295,774	3.36

Options granted	26,577,419	9.97

Options exercised	(2,498,700)	3.01

Plans in force at December 31, 2000	42,374,493	7.63

Options exercised	(6,349,370)	1.88

Plans in force at December 31, 2001	36,025,123	8.64

Options granted	2,895,000	9.41
Of which:
European branches plan	2,895,000	9.41

Options exercised	(4,637,240)	4.15
Of which:
Plan Four	(1,558,100)	7.84
Managers Plan 1999	(3,000,700)	2.29
Additional Managers Plan 1999	(78,440)	2.41

Options canceled	(6,974,580)	—

Plans in force at December 31, 2002	27,308,303	9.32

Of which:
Plan Four	264,000	7.84	1998	Managers	6	01/09/03	12/30/05
Managers Plan 1999	1,992,324	2.29	1999	Managers	391	12/31/01	12/30/04
Additional Managers Plan 1999	84,479	2.41	2000	Managers	20	04/01/02	12/30/04
Investment Banking Plan	6,440,000	10.25	2000	Managers	61	06/16/03	06/15/05
Young Executives Plan	1,265,500	2.29	2000	Managers	597	07/01/03	06/30/05
Managers Plan 2000	14,367,000	10.55	2000	Managers	1,039	12/30/03	12/29/05
European Branches Plan	2,895,000	9.41	2002	Managers	26	07/01/04	06/30/09

Other administrative expenses

The detail of the balances of this caption in the consolidated statements of income is as follows:

Back to Contents

	Thousands of Euros

	2002	2001	2000

Technology and systems	520,893	546,410	505,998
Communications	316,230	347,199	287,632
Advertising	266,002	340,071	305,224
Buildings and installations	576,879	670,261	601,811
Taxes other than income tax	199,762	203,635	188,970
Other expenses	920,567	1,035,110	955,773

	2,800,333	3,142,686	2,845,408

Included in the “Other Expenses” balance are the annual audit fees paid by the Group companies (see Exhibits I and II) to their respective auditors, which amounted to €13.1 million, €13.2 million and €19.7 million in 2002, 2001 and 2000, respectively.

The detail of the 2002 expenses is as follows:

Millions
of Euro

Annual company audits performed by firms belonging to the
Deloitte & Touche world organization	9.1
Other reports required by legal and tax regulations emanating from different national supervisory organizations in the
countries in which the Group operates and examined by
firms in the Deloitte & Touche worldwide organization	2.9
Fees for audits performed by other firms	1.1

13.1

Also, in 2002 the various Group companies engaged other services, the detail being as follows:

1.	Services provided by firms in the Deloitte & Touche worldwide organization: €5.4 million. Also, in 2002 the Group contracted certain services from a business line which as of December 31, 2002 had left the organization and is therefore independent from the audit firm. The fees amounted to €3.4 million.

The services from our auditors meet the independence requirements stipulated by Law 44/2002 on Financial System Reform Measures and by the Sarbanes – Oxley Act of 2002 adopted by the Securities and Exchange Commission (“SEC”); accordingly, they do not include the provision of services which are incompatible with the audit function.

2.	Services provided by other audit firms: €5.7 million.

e) Extraordinary income/Extraordinary loss

The net debit balance (€339 million) of these captions in the consolidated statement of income for the year ended December 31, 2002, includes the gains or losses on disposal of property and equipment and long-term financial investments (net income of €443 million and net loss of €122 million); the collection of interest on doubtful and non-performing loans earned in prior years (€76 million); monetary adjustments (Note 2-b); provisions to pension allowances (Note 2-j); and other net losses of €315 million, resulting mainly from the impact of write-downs of technology and other companies and of businesses located outside Spain (including, among others, those indicated in Note 1 relating to Argentina).

The net credit balance (€61 million) of these captions in the consolidated statement of income for the year ended December 31, 2001, includes the gains or losses on disposal of property and equipment and long-term financial investments (net income of €2,080 million – including the income obtained from the sale of Vodafone – and net loss of €142 million); the collection of interest on doubtful and non-performing loans earned in prior years (€56 million); monetary adjustments (Note 2-b); provisions to pension allowances (Note 2-j); and other results of €1,696 million, including most notably the recording of the special allowance for Argentina (Note 1).

The net debit balance of these captions in the consolidated statement of income for the year ended December 31, 2000 (€406 million), includes the gains or losses on disposal of property and equipment and long-term financial investments (net income of €108 million and net loss of €71 million); the collection of interest on doubtful and non-performing loans earned in prior years (€35 million); monetary adjustments (Note 2-b), provisions to pension allowances (Note 2-j) and the merger bonus (Note 23).

Back to Contents

26. Statements of changes in financial position

The consolidated statements of changes in financial position are as follows:

	Thousands of Euros

	2002	2001	2000

SOURCE OF FUNDS:
From operations-
Income for the year	2,785,640	3,326,909	3,059,128
Depreciation and amortization	2,248,448	2,860,271	1,498,696
Net provisions to allowances for diminution in asset value and to other allowances	3,428,511	4,646,053	2,160,236
Income of companies carried by the equity method, net of taxes	(279,898)	(521,878)	(754,271)
Direct write-down of assets	132,395	53,298	54,692
Losses on the sale of treasury stock, equity investments and fixed assets	973,395	151,961	85,500
Gains on the sale of treasury stock, equity investments and fixed assets	(2,302,236)	(1,336,867)	(503,883)
Other write-down	—	—	57,667

	6,986,255	9,179,747	5,657,765

Capital increase with additional paid-in capital	1,100,000	902,977	5,719,969
Net sale of treasury stock	—	29,167	—
Subordinated securities issued (net increase)	1,195,569	2,266,050	2,631,273
Lending less financing at Bank of Spain and credit institutions (net)	2,520,369	—	—
Loans and credits (net decrease) (**)	9,087,650	—	—
Fixed-income securities (net decrease) (**)	10,022,835	2,348,046	—
Customer deposits (net increase) (*)	—	11,972,816	47,981,332
Debt securities (net increase)	—	7,443,186	10,081,149
Minority interests (net increase)	—	—	1,394,715
Sale of investments in Group and associated companies	4,884,437	3,604,731	786,802
Sale of property and equipment and intangible assets	1,754,111	629,836	—
Other asset items less liability items (net variation)	—	—	1,449,823

Total funds obtained	37,551,226	38,376,556	75,702,828

APPLICATION OF FUNDS:
Dividends	727,782	685,380	898,529
Subordinated securities amortized	1,741,332	—	—
Lending less financing at Bank of Spain and credit institutions (net)	—	22,064,658	4,187,340
Net purchase of treasury stock	10,210	—	7,717
Loans and credits (net increase) (*)	—	6,439,474	43,419,693
Fixed-income securities (net increase)	—	—	14,020,981
Short-term equity securities (net increase)	262,846	1,102,544	1,131,045
Customer deposits (net decrease) (**)	13,711,536	—	—
Debt securities (net decrease) (**)	10,319,989	—	—
Purchase of investments in Group and associated companies	3,079,360	1,238,696	9,941,389
Purchase of property and equipment and intangible assets	985,510	1,386,973	2,096,134
Minority interests (net decrease)	2,176,178	1,699,380	—
Other asset items less liability items (net variation) (**)	4,536,483	3,759,451	—

Total funds applied	37,551,226	38,376,556	75,702,828

(*)	The inclusion of new companies in the Group in 2000 basically represented funds obtained amounting to €32,208,221 thousand (Customer Deposits) and funds applied amounting to €25,951,131 thousand (Loans and Credits).
(**)	In 2002 these items mainly include the net impact arising from the depreciation of certain Latin-American currencies.

Back to Contents

27. Significant differences between Spanish and U.S. generally accepted accounting principles

As described in Note 1, the Consolidated Financial Statements of the Santander Central Hispano Group are presented in accordance with accounting principles generally accepted in Spain (“Spanish GAAP”) which vary in certain respects from those generally accepted in the United States (“U.S. GAAP”). This note includes relevant information about valuation differences, differences in Financial Statements presentation and different disclosure requirements.

The information included is classified as follows:

•	Significant valuation and income recognition principles under Spanish and U.S. GAAP	Note 27.1

•	Net Income and Stockholders’ Equity reconciliation between Spanish and U.S. GAAP	Note 27.2

•	Significant presentation differences between Spanish and U.S. GAAP	Note 27.3

•	Consolidated Financial statements	Note 27.4

•	Additional information required by U.S. GAAP, Note 27.5, which includes:

27.5.A.	Investment Securities	27.5.H.	Business Segment Disclosures
27.5.B.	Allowance for Loan Losses	27.5.I.	Statement of Cash Flows
27.5.C.	Investment in Affiliated companies	27.5.J.	Earnings per Share
27.5.D.	Short Term Borrowings	27.5.K.	Minority Interest
27.5.E.	Pension Liabilities	27.5.L.	Stock options Plans
27.5.F.	Derivative Financial instruments	27.5.M.	Acquisition of ABK Group
27.5.G.	Fair value of Financial Instruments

27.1.	Significant valuation and income recognition principles under Spanish and U.S. GAAP-

Following is a description of the most significant valuation and income recognition principles under Spanish and U.S. GAAP applicable to the financial statements of the Santander Central Hispano Group:

SPANISH GAAP	U.S. GAAP

Consolidation procedures (See Note 1 and Note 27.2.a)-

Consolidation includes all the companies that are directly or indirectly 50% owned by the Bank or, if less than 50% owned, are effectively controlled by the Bank, whose business activities do not differ from those of the Bank, and which constitute, together with it, a single decision-making unit.	Generally, consolidation is required for, and is limited to, all investments of greater than 50% of the outstanding voting rights, except when control does not rest with the majority owner.

Investments in subsidiaries whose business activity differ from those of the Parent Company are accounted for by the equity method.	Subsidiaries whose business activity differs from those of the Parent Company are consolidated indeed.

Spanish GAAP allows 2 different methods of consolidation: Global Integration method, Proportional Integration Method and, as one method of valuation, the Equity method.	U.S. GAAP considers only one method of consolidation, which fully consolidates the financial statements of companies controlled by the parent company after eliminate all intercompany transactions and recognizing minority interest. In the consolidation process a method in chosen to account for business combinations.
The Global Integration method fully consolidates the financial statements of companies controlled by the parent company after eliminate all intercompany transactions and recognizing minority interest.

The Proportional method is used when a company is managed jointly by two or more different business groups (joint ventures). In this method of consolidation the balances of the financial statements of a subsidiary is added to the Group proportionality to the participation on its capital.

Our Group does not use the Proportional Integration Method.
The Proportional method is not allowed under U.S. GAAP.

The Equity Method is used to account for certain equity investments. Under the equity method, an investor adjusts the carrying amount of an investment for its share of the earnings or losses of the investee subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an investee reduce the carrying amount of the investment.	The Equity Method is used to account for certain equity investments. Under the equity method, an investor adjusts the carrying amount of an investment for its share of the earnings or losses of the investee subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an investee reduce the carrying amount of the investment.

Back to Contents

SPANISH GAAP	U.S. GAAP

Foreign currency translation (See Note 2.b and Note 27.2.b)-

A functional currency approach is used in identifying the consolidated impact of foreign currency transactions. The functional currency is generally the reporting currency of the operating unit. Transactions of individual reporting units in currencies other than the identified functional currency are first translated into the functional currency with resulting net gains or losses reported as a component of current period earnings.	A functional currency approach is used in identifying the consolidated impact of foreign currency transactions. The functional currency is generally the reporting currency of the operating unit. Transactions of individual reporting units in currencies other than the identified functional currency are first translated into the functional currency with resulting net gains or losses reported as a component of current period earnings.

For purpose of translating assets and liabilities, the exchange rate at the balance sheet date is used. Revenues, expenses, gains, and losses are translated using a monthly average exchange rate for the period.Gains and losses offset by qualifying hedge transactions are reported consistently with the underlying currency transaction.	For purpose of translating assets and liabilities, the exchange rate at the balance sheet date is used. Revenues, expenses, gains, and losses are translated using a weighted average exchange rate for the period. Gains and losses offset by qualifying hedge transactions are reported at market value.

For purpose of consolidation, net translation gains and losses resulting from translation of the financial statements of operating units with functional currencies different from the parent, are recorded as a component of reserves.	For purpose of consolidation net translation gains and losses resulting from translation of the financial statements of operating units with functional currencies different from the parent, are recorded as a component of accumulated other comprehensive income.

The financial statements of operating units in a highly inflationary economy are remeasured as if the functional currency of the operating unit were the same as that of the parent reporting currency. For the purposes of this requirement, a highly inflationary economy is one that has cumulative inflation of approximately 100 percent or more over a 3-year period.

Adjustments to income statement allowed under local accounting regulations in high-inflation countries are accepted under Spanish GAAP and registered as extraordinary results.	In filings to Securities Exchange Commission, an accommodation to foreign registrants permits the inclusion of comprehensive price-level adjusted financial statements where local Spanish GAAP allows it.

Stock options plans (See 27.2.b)-

Compensation cost in stock option plans should be recognized as an expense in the periods in which an employee performs the services considered under the plan.
There are no standard valuation and accruing criteria defined. It depends on the strategy an entity elects to provide the stock considered under the plan: issuance of new stock purchase of it, purchase of equity swaps, etc.	Compensation cost in stock option plans should be recognized as an expense in the periods in which an employee performs the services considered under the plan. There are two alternatives to evaluate this expense:
• Under the fair value based method (SFAS 123), compensation cost is measured at the grant date based on the value of the award. The fair value of a stock option granted by a public entity shall be estimated using an option-pricing model that takes into account as of the grant date the exercise price and expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the expected term of the option.
• Under the intrinsic value based method (APB 25), compensation cost is the excess, if any, of the quoted market price of the stock at measurement date over the amount an employee must pay to acquire the stock. The measurement date is the first date on which are known both (1) the number of shares that an individual employee is entitled to receive and (2) the option or purchase price, if any.

Back to Contents

SPANISH GAAP	U.S. GAAP

Business combinations and goodwill (See Note 2.g , Note 27.2.g and Note 27.2.q)-

There are no specific guidelines in accounting for business combinations.	Up to June 30, 2001, there were two mutually exclusive methods of accounting for business combinations:

It should be accounted as pooling of interest when there it implies a deep managerial and economical reorganization, and when the difference in net value of both entities are not significant. Otherwise, it should be recorded as an acquisition.	1.	Purchase accounting: the valuation was based on fair values of the net assets as of the time of the acquisition. The differences between the fair value of the net assets and the consideration paid represent goodwill. Income of the acquired company was reflected only from the acquisition date onwards.

Generally, valuation of acquisitions is based on the book value of the net assets acquired. The difference between net assets and consideration paid is assigned, where appropriate, to those assets and liabilities whose fair value differs from their book value. Any difference remaining after this imputation is classified as goodwill. Income of the acquired company is reflected only from the acquisition date onwards.	2.	Pooling of interests: the accounting was done by combining historical accounts of the parties both retroactively and prospectively. No fair value adjustments were made. There were 12 restrictive conditions to be met.

Positive goodwill is amortized over the period estimated to be benefited not exceeding 20 years (reasons for periods in excess of five years should be explained in notes to the financial statements).	Positive goodwill arising in business combinations was amortized to income over the period in which they are estimated to be benefited.

Under special circumstances, and with the authorization of the Bank of Spain, goodwill may be charged-off against reserves.	From July 1, 2001, as stated in SFAS 141 all business combinations must be accounted for using the purchase method. Intangible Assets must be identified and recognized as assets apart from goodwill.

According to SFAS 142 Goodwill and Intangible Assets with indefinite useful lives will be no longer amortized, but instead it will be subject to an impairment test at least annually.

From July 1, 2001 to December 31, 2001, goodwill of past purchases was subject to amortization.

Treasury stock (See Note 2.i and Note 27.2.i)-

Gains or losses on transactions with Bank shares owned by dependent companies are accounted for as extraordinary results.

Loans granted to shareholders, employees and other third parties for the acquisition of treasury stock are recorded in the consolidated balance sheets under Loans and Leases.

The results of transactions in parent company shares (treasury stock) are accounted for in Stockholders’ equity and have no effect on the income statement.

Loans granted to shareholders, employees and other third parties for the acquisition of parent company stock are recorded as a reduction of Stockholders’ Equity.

Deferred charges (See Note 2.f and Note 27.2.f)-

Capital increase expenses are amortized over a five-year period.	Capital increase expenses are classified as a reduction of Stockholders’ Equity when incurred.

Start-up activity expenses are amortized over a five-year period.	Start-up activity expenses are accounted for as non-interest expenses.

Investments in affiliated companies (See Note 2.e and Note 27.2.d)-

Investments in listed affiliated companies owned over 3% and in unlisted affiliated companies owned over 20% are generally accounted for by the equity method.	Investments in affiliated companies over 20% but less than 50% are accounted for by the equity method.

Back to Contents

SPANISH GAAP	U.S. GAAP

General risk allowance (See Note 27.2.k)-

Exceptionally, general allowances for non-specific risks are provisioned. It could only be used with Bank of Spain approval.	General risk allowances for unspecified contingencies are not permitted.

Pension plan and early retirements (See Note 2.j, Note 27.2.j and Note 27.2.l)-

Pension costs are accounted for using actuarial computations of current salaries, taking into account the return achieved by the pension fund in excess of the actuarial interest rate. Actuarial gains or losses are reflected in full in the income statement for the year in which they occur.	U.S. Financial Accounting Standard No. 87 provides detail guidance regarding the accounting for pension liability and cost. This guidance requires the recording of the excess of a defined actuarial valuation of the present value of post retirement benefits over the adjusted fair value of plan assets maintained in an external fund.

Commitments covered by insurance policies or separate funds are accounted for in the Group’s financial statements as an asset (the amount covered) and as a liability (included in the pension allowance). The remaining commitments are recorded as a liability (pension allowance) in the Group’s financial statement.	Changes in pension liability or asset values resulting from experience different from actuarial estimates are treated as actuarial gains and losses. Such gains and losses may be amortized, by the straight-line method over a period not exceeding the average remaining service period of active employees, or by charges to income in the period incurred. Amounts recognized as expense may differ from amounts funded in the same year. The accrual of pension expense is intended to effectively match the full cost of the expected pension benefits to the period of employee service.

Exceptionally and, when the Bank of Spain deems it appropriate, pension and early retirement costs may be provided for with a charge to reserves.	A liability and a loss in net income are registered for early retirement plans when the employees accept the offer and the amount can be reasonably estimated.

Investment securities (See Note 2.d, Note 2.e and Note 27.2.e)-

Debt securities are classified as trading, ordinary investment or held-to-maturity securities, depending on the intent of the investment.	Debt securities are classified as trading, available-for-sale or held-to-maturity securities, depending on the intent of the investment.

Equity investments in listed companies owned less than 3% and non-listed companies owned less than 20% are classified as trading, ordinary investment or permanent investment securities, depending on the intent of the investment.	Equity investments in companies owned less than 20% with readily determinable fair values are classified as trading or available-for-sale, depending on the intent of the investment.

Trading securities are stated at market value, and differences between market value and book value are reported in the statement of income.	Trading securities are stated at market value, and differences between market value and book value are reported in the statement of income.

Ordinary investment securities are measured at lower of cost adjusted for any premium or discount generated when the security was purchased (adjusted acquisition price) or market price, with unrealized losses reported in an accrual account or provisioned in the statement of income if deemed to be permanent creating a specific allowance. Releases from this allowance arise when unrealized losses disappear. Unrealized gains aren’t reported.	Available-for-sale securities are measured at fair value and unrealized gains and losses are reported as a net amount within Accumulated Other Comprehensive Income (Note 27.2.p).

Held-to-maturity and permanent investment securities are stated at adjusted acquisition price.	Held-to-maturity securities are stated at amortized cost.

Non-marketable equity investments of 20% or less are accounted for under the cost method. Carrying values of individual non-marketable equity securities are reduced through write-downs to reflect other-than-temporary impairments in value.

Back to Contents

SPANISH GAAP	U.S. GAAP
Allowance for loan losses (See Note 2.c and Note 27.2.c)-

Loans are identified as impaired and placed on a non-accrual basis when interest or principal is past due for 90 days or more or when it is determined that the payment of interest or principal is doubtfully collectible.	A loan is impaired when, based on available information and facts, it is probable that a creditor will be unable to collect all the amounts due according to the contractual terms of the loan agreement.

It is doubtfully collectible when the borrower is incurring continued losses, frequent delays in payments, cannot obtain new financing, is reducing its stockholders’ equity, or other reasons.

Primarily only the amounts past due for 90 days or more are classified as non-performing. The whole balance is classified as non-performing if one of the following conditions is met:	The total amount of loans identified as impaired are classified as non-performing and placed on a non-accrual basis.

• Amounts classified as non-performing exceed 25% of the outstanding balance.

• Any principal is past due more than 6 months for personal loans or 1 year for other loans.

Banks are required to record a specific allowance for loan losses, which is not less than the prescribed reserve ratios applied against regulatorily defined stratification of the loan portfolio. Based on judgmental assessments of credit issues banks may record increases to this minimum allowance. Pursuant to Bank of Spain regulations, an allowance must be recorded based on the time elapsed since a loan is past due and for those loans for which collection is considered to be doubtful.	The allowance for loan losses represents a reserve that is adequate to cover reasonably estimated loan losses incurred as of a reporting date but which is not excessive. The reserve estimation process is judgmental and includes consideration of identified losses as well as losses reasonably expected to exist based on judgmental assessment of historical trends, credit concentrations and other factors. For loans identified as impaired the allowance must at a minimum be such that the net carrying amount of the loan is one of the following:

A generic allowance covering 1% of total loans, guarantees, private sector debt securities and contingent liabilities must also be made. This allowance is limited to 0.5% for fully secured mortgage loans.	• The present value of the expected future cash flows, discounted at the loan’s effective interest rate,

Additionally, a Country Risk allowance must be recorded to cover the transfer risk arising from outstandings loans to borrowers in countries falling into certain risk categories established, including intercompany transactions.	• The loan’s observable market price, or

• The fair value of the collateral if the loan is collateral dependent.

Finally, the Bank of Spain requires an allowance for the statistical coverage of credit losses. The amount of this allowance depends on calculations made using different coefficients for each category of the loan portfolio and on the net charges to income statement related to other loan losses.

Back to Contents

SPANISH GAAP	U.S. GAAP
Derivative instruments and hedging activities (See Note 2.l and Note 27.2.m)-

These instruments are registered in off-balance sheet accounts.	All derivatives are recognized either as assets or as liabilities on the Balance Sheet and measured at their fair value.

The accounting of profits or losses from these instruments depends on its designation as part of a hedging relationship.	The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation.

Transactions aimed at eliminating or significantly reducing market risks and which are performed to reduce the risk to which the Group is exposed in its management of correlated assets, liabilities and futures transactions, are designated as hedging transactions.	For a derivative to be designed as a hedging instrument some explicit conditions must be met, among others the hedge should be documented, identifying the risk to hedge and how effectiveness is being assessed. Also there are some specific elements that could not be eligible to be part of an accounting hedging relationship.

Non-hedging transactions arranged on organized markets are valued at market price, and market price fluctuations are recorded in full in the consolidated statements of income.	For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change.
A hedging derivative may be specifically designated as:

The gains or losses arising from trading transactions arranged outside organized markets are not recognized in income until they are effectively settled. However, provisions are recorded with a charge to income for unrealized net losses. These provisions are calculated independently for each risk (interest rate, equity price and currency), by grouping them by currency, then netting unrealized profits and losses for each group, and then adding only the net losses of each group.

The gains or losses arising from hedging transactions are accrued symmetrically to the revenues or expenses arising from the hedged items, with a balancing entry under “Other Assets” or “Other Liabilities” in the consolidated balance sheets.

(a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, and its gains or losses are recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged.

(b) a hedge of the exposure to variable cash flows of a forecasted transaction. In this case the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

(c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The gain or loss of these derivatives is reported in other comprehensive income (outside earnings) as part of the cumulative translation adjustment.

Back to Contents

SPANISH GAAP	U.S. GAAP
Premises and equipment (See Note 2.h and Note 27.2.h)-

Premises and equipment are stated at revalued cost, net of the related accumulated depreciation. Revaluation is permitted only pursuant to relevant legislation.	Premises and equipment are stated at cost after subtracting accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the asset. No revaluation is permitted.

Depreciation is computed on the restated value using the straight-line method over the estimated useful life of the asset. The amount of depreciation and amortization charged to income is deductible for corporate income tax purposes. In addition, gains or losses on sales of the asset are determined as the difference between the selling price and the net restated value.

Fixed assets acquired and certain of those leased from both related and third parties through 1985, following the provisions of Spanish Royal Decree-Law 2/1985, were depreciated on an accelerated useful lives basis.

Long-lived assets and certain identifiable intangibles held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, future cash flows from the use of the asset and its eventual disposition are estimated. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset.

Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Income taxes (See Note 2.n and Note 27.2.o)-

The tax expense for corporate income tax is calculated on the basis of book income before taxes, increased or decreased by permanent differences.

Deferred tax assets and liabilities are recorded in respect of timing differences that are expected to result in a taxation asset or liability in the foreseeable future.

Income tax expense is comprised of two components: current tax payable or refundable and deferred tax expenses or benefits.

Income taxes currently payable for a particular year usually include the tax consequences of most events that are recognized in the financial statements for that year. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenues, expenses, gains, and losses, differences arise between:

	a.	The amount of taxable income and pretax financial income for a year

	b.	The tax bases of assets or liabilities and their reported amounts infinancial statements.

With limited exceptions, deferred tax assets and liabilities must be recognized regardless of when the timing difference is likely to reverse. A valuation allowance is recorded against deferred tax assets when it is more likely than not that the future tax benefit will not be realized.

Back to Contents

27.2.	Net income and Stockholders’ Equity reconciliation between Spanish and U.S. GAAP-

Following is a summary of the adjustments to consolidated net income and to consolidated Stockholders’ Equity which would be required if U.S. GAAP had been applied to the accompanying consolidated financial statements. These adjustments are explained in following notes A – O.

After the reconciliation, the Comprehensive Income reporting required by SFAS 130 is added. More information about it could be found in note P.

Finally, in note Q information about U.S. GAAP recent pronouncements is included.

NET INCOME		Thousands of Euros
		Increase (decrease)

			2002	2001	2000

As reported in the annual report to stockholders			2,247,177	2,486,303	2,258,141

Adjustments to conform to U.S. GAAP:
•	Pension plan	(j)	(18,397)	(18,397)	(18,397)

•	Elimination of depreciation related to revaluation of premises and equipment	(h)	59,836	24,215	19,930
•	Differences in equity investments in affiliated companies	(d)	896	(176,373)	62,175
•	Amortization / Impairment of goodwill	(g)	526,715	52,186	(64,176)
•	Negative goodwill	(g)	15,459	—	—
•	Differences in allowances for loan losses	(c)	(126,908)	342,403	170,748
•	(Gains) and losses in parent company shares transactions	(i)	16,842	5,517	(12,639)
•	Early retirements	(l)	(839,761)	(452,298)	(461,962)
•	Valuation of investment securities	(e)	(38,166)	(176,553)	207,517
•	Deferred charges	(f)	41,751	88,553	26,330

•	Effect of Purchase (U.S. GAAP) vs. Pooling (Spanish GAAP) accounting in the BS-BCH merger	(g)	—	(94,118)	(94,118)
•	Valuation of derivative instruments	(m)	226,382	104,901	—
•	Sale of preemptive rights on Banesto shares	(n)	271,805	—	—
•	Effect of following SFAS 109 in the accounting for income taxes for each year	(o)	4,760	4,760	4,760
•	Cumulative tax effect of adjustments	(o)	(101,432)	(14,388)	(88,824)

	Total adjustments:		39,782	(309,592)	(248,656)

Approximate net income in accordance with U.S. GAAP			2,286,959	2,176,711	2,009,485

Back to Contents

STOCKHOLDERS' EQUITY		Thousands of Euros
		Increase (decrease)

		2002	2001

As reported in the annual report to stockholders		18,242,063	19,772,504

Adjustments to conform to U.S. GAAP:
• Pension plan	(j)	55,227	73,624
• Reversal of the net effect of the revaluation of premises and equipment	(h)	(218,218)	(257,618)
• Differences in equity investments in affiliated companies	(d)	(133,005)	(502,584)
• Amortization / impairment of goodwill	(g)	927,942	3,143,215
• Negative goodwill	(g)	15,459	—
• Differences in allowances for loan losses	(c)	473,094	600,002

• Deduction for employee and other third parties loans granted to purchase parent company shares	(i)	(120,653)	(124,968)
• Valuation of investment securities	(e)	2,307,361	6,497,154
• Deferred charges	(f)	(98,910)	(135,660)
• General Risk Allowance	(k)	132,223	132,223

• Effect of Purchase (U.S. GAAP) vs. Pooling (Spanish GAAP) accounting in the BS-BCH merger	(g)	1,983,009	1,983,009
• Valuation of derivative instruments	(m)	31,449	71,256
• Effect of following SFAS 109 in the accounting for income taxes for each year	(o)	17,453	12,693
• Cumulative tax effect of adjustments	(o)	(500,019)	(1,320,838)

Total adjustments:		4,872,412	10,171,508

Approximate Stockholders’ Equity in accordance with U.S. GAAP		23,114,475	29,944,012

Back to Contents

After reconciliation to U.S. GAAP, the consolidated statement of changes in stockholders’ equity would be as follows:

Thousand of Euros	2002	2001	2000

CAPITAL STOCK

Balance at beginning of the year	2,329,681	2,280,118	1,833,897
Capital increases:
For acquisition of shares of Totta Group (March-April 2000)	—	—	126,446
For acquisition of shares of Royal Bank of Scotland (March 2000)	—	—	89,808
For acquisition of shares of Banco Rio de la Plata (July 2000)	—	—	31,725
For merger bonus (March 2000)	—	—	3,368
For public offer for share subscription (June 2000)	—	—	172,500
Royal Bank of Scotland Cash payment (December 2000)	—	—	22,374
Young Executives Incentives Plan (February 2001)	—	650	—
Placement among institutional investors (December (2001)	—	48,913	—
For acquisition of shares of AKB (May 2002, Notes 3 and 20)	54,520	—	—

Balance at year-end	2,384,201	2,329,681	2,280,118

RETAINED EARNINGS AND OTHER RESERVES
Balance at beginning of the year US GAAP	27,614,331	28,648,916	16,417,522
Net income for the year under U.S. GAAP	2,286,959	2,176,711	2,009,485
Dividends paid	(1,371,864)	(1,028,070)	(1,154,794)
Decrease/(increase) in Treasury stock	6,632	34,684	(20,368)
Retirement of differences in first-time consolidation	—	—	(122,408)
Paid-in surplus and early recording of voluntary reserves from
capital increases	1,045,480	864,985	9,069,812
Changes in adjustments to reconcile to U.S. GAAP:
Effect of Purchase BS-BCH merger	—	—	(442,430)
(Gains) and losses in parent company shares transactions	(16,842)	(5,517)	12,639
Deferred charges reconciliation adjustment	(5,001)	(10,169)	(182,166)
Deduction for employee and other third parties loans granted
to purchase parent company shares	4,315	18,818	(38,867)
Amortization / impairment of goodwill	(2,741,988)	1,249,690	(609,708)
Differences in equity investments in affiliated companies	368,683	(29,587)	156,923
Reversal of the effect of the revaluation of premises and equipment	(20,436)	(3,460)	420,471
Valuation of investment securities	(4,151,627)	(4,318,570)	2.754,884
Valuation of derivative instruments	(266,189)	(33,645)	—
Cumulative tax effect of reconciliation adjustments	922,251	1,079,352	541,710
Exchange differences	(2,666,942)	(1,233,860)	(53,238)
Other variations, net	(277,488)	204,053	(110,551)

Balance at year-end	20,730,274	27,614,331	28,648,916

Stockholders’ Equity balance at year-end	23,114,475	29,944,012	30,929,034

Back to Contents

Considering the adjustments included in the reconciliation, the Other Comprehensive Income information required in SFAS 130 is summarized in the table below:

	CHANGES IN EQUITY FROM NON-OWNER SOURCES	Thousands of Euros Increase (decrease)

		2002	2001	2000

Accumulated Other Comprehensive Income, net of tax:
•	Unrealized gains (losses) on securities	1,528,600	4,801,853	8,584,821
•	Net gains (losses) on derivative instruments	(126,706)	(21,869)	—
•	Foreign currency translation adjustment	(7,053,833)	(1,319,949)	(86,089)

Total Accumulated Other comprehensive income		(5,651,939)	3,460,035	8,498,732

	COMPREHENSIVE INCOME

Approximate net income in accordance with U.S. GAAP		2,286,959	2,176,711	2,009,485

Other comprehensive income, net of tax:
•	Unrealized gains (losses) on securities	(3,273,253)	(3,782,968)	3,365,402
•	Net gains (losses) on derivative instruments(1)	(104,837)	(21,869)	—
•	Foreign currency translation adjustment(2)	(5,733,884)	(1,233,860)	(53,238)

Other comprehensive income(p)		(9,111,974)	(5,038,697)	3,312,164

Approximate Comprehensive Income in accordance with U.S. GAAP		(6,825,015)	(2,861,986)	5,321,649

	(1)	Net gains (losses) on derivatives for the twelve months ended December 30, 2001 include the Euros 60,191 thousand after-tax transition adjustment gain resulting from the adoption (for U.S. GAAP reporting purposes only) of SFAS 133 on January 1, 2001.
	(2)	This foreign currency translation adjustment includes the effect of the devaluation of the Brazilian real in 2002 and the Argentinean peso in 2002 and 2001 (note 1).

NOTES TO THE NET INCOME AND TO THE STOCKHOLDERS’ RECONCILIATION

Following are some explanations of the reconciliation items. All of them come from recurrent accounting differences except:
	•	Valuations of derivative instruments, because U.S. GAAP changed in 2000, see note M.
	•	Goodwill amortization / impairment, because U.S. GAAP changed in 2001, see note G.
	•	Sale of preemptive rights on Banesto shares, on 2002, which is explained in note N.

A)	CONSOLIDATION PROCEDURES

There are a number of companies which are more than 50% owned by the Bank, whose business activities differ from those of the Bank’s and, following Spanish GAAP (see “Consolidation Principles” in note 1) are accounted for by the equity method (basically insurance and real estate companies, see a list of them in Exhibit II). Under U.S. GAAP, these companies should be consolidated using the global integration method. The effect of using one method instead of the other would have no impact on the consolidated Stockholders’ Equity or on the consolidated net income. The total consolidated assets and liabilities would be increased by, approximately, €11,948 million, €9,991 million and €6,258 million in 2002, 2001 and 2000, respectively (4%, 3% and 2% of total assets respectively). Identified differences between Spanish GAAP and U.S. GAAP in these non-consolidated entities are included in this reconciliation.

B)	FOREIGN CURRENCY TRANSLATION AND STOCK OPTION PLANS

There is not adjustment related to accounting treatment of highly inflationary environments since a Securities Exchange Commission accommodation to foreign registrants permits the inclusion of comprehensive price-level adjusted financial statements as long as local GAAP requires them and Spanish GAAP allows it.

Other differences between Spanish and U.S. GAAP with respect to translation of foreign currency financial statements would only impact reclassification in stockholders’ equity, but not the total.

The accounting differences between Spanish and U.S. GAAP on the few stock option plans issued gives rise to no significant adjustment (see note 27.5.L).

Back to Contents

C)	ALLOWANCES FOR LOAN LOSSES

Globally managed clients, corporate, sovereign and other large balance loans are evaluated on an individual basis based on the borrower’s overall financial condition, resources, guarantees and payment record. Impairment is determined when there are doubts about collection, or when interest or principal is past due for 90 days or more.

Consumer mortgage, installment, revolving credit and other consumer loans are evaluated collectively, and its impairment is established when interest or principal is past due for 90 days or more.

Loan loss recognition under Spanish GAAP does not differ to losses that would have been recognized under U.S.GAAP except for the valuation of transfer risk of intercompany transactions and for the compensatory effects of the Allowance for Statistical Coverage. The reconciliation adjustment includes:

•	The Spanish GAAP allowance to cover possible losses on intercompany transactions subject to country-risk is eliminated. The adjustment to net income reversed releases of €63,607 (excluding Argentina) and €38,717 thousand in 2002 and 2000, and provisions of €31,163 thousand in 2001. This adjustment increases Stockholders’ Equity for past provisions in €15,690 (excluding Argentina) thousand and €79,297 thousand in 2002 and 2001 respectively. The reason to exclude Argentina from these amounts is to maintain the provisions recorded under Spanish GAAP to ensure the full coverage of Argentinean intercompany transactions risk described in note 1.

•	Also under this item in the reconciliation is reversed the Spanish GAAP Allowance for Statistical Coverage, created in 2000 (see note 2-c), by decreasing Net income in €63,301 in 2002, and increasing Net Income in €311,240 and €209,465 thousand in 2001 and 2000 respectively. Stockholder’s Equity is increased in €457,404, €520,705 and €209,465 thousand in 2002, 2001 and 2000 respectively.

D)	INVESTMENTS IN AFFILIATED COMPANIES

There are certain affiliates in which the Group holds an ownership interest of less than 20% and are accounted for by the equity method according to Spanish GAAP (see Exhibit II). Under U.S. GAAP, the Group’s investments in these companies should be accounted for as indicated by SFAS No. 115. In this adjustment we change the valuation of these holdings from the equity accounting method to lower of cost or market (Investment Securities under Spanish accounting classification). Afterwards the final adjustment to meet SFAS 115 is done, together with all other securities, in the Investment Securities adjustment described in the following note E). If the holdings were sold in the year, the adjustment corrects the gains or loss on sale.

The adjustment to net income reverses gains from affiliated companies of €1,378,285, €455,934 and €453,788 thousand, reverses goodwill amortization of €36,059, €64,140 and €316,926 thousand and includes gains from investment securities of €1,343,122, €215,421 and €199,037 thousand in 2002, 2001 and 2000 respectively.

In stockholder’s equity the adjustment also includes the negative net effect on reserves of €133,901, €326,211 and €358,799 thousand in 2002, 2001 and 2000 respectively.

E)	INVESTMENT SECURITIES, AVAILABLE FOR SALE PORTFOLIO

After having adjusted the different criteria in equity holdings described in note D) above, the valuation adjustment of the investment securities was made in two steps:

–	First, all the effects of the Spanish GAAP price fluctuation allowance are reversed against net income (changes in unrealized losses from those of previous year) and reserves (unrealized losses arisen in past years), and
–	Second, unrealized gains and losses are recorded against reserves (Accumulated Other Comprehensive Income).

In the calculations of the amounts to be adjusted we include the effect of investment portfolios of subsidiaries not consolidated under Spanish GAAP, but that should be consolidated under U.S.GAAP.

The net income reconciliation item reverses the net provisions made to the price fluctuation allowance in the year, and recognizes the loss on sale of securities that were charged against net income under Spanish GAAP in previous years (amounting €146,461, €139,837 and €41,464 thousand in 2002, 2001 and 2000 respectively). Net provisions of €108,295 and €248,981 thousand were reported in 2002 and 2000, while net releases amounted €36,716 thousand in 2001.

The Stockholders’ Equity reconciliation item amounting to €2,307,361, €6,497,154 and €10,992,277 thousand in 2002, 2001 and 2000, includes the reversion of the effect of the price fluctuation allowance and the unrealized gains of debt and equity securities included in the available for sale portfolio and in the equity securities mentioned in the previous note D, the related deferred tax liability is recorded under the “Other liabilities” caption.

See note P (comprehensive income) to find information about realized and unrealized gains on securities.

F)	DEFERRED CHARGES

Certain expenses concerning basically capital increases are amortized over a five-year period according to Spanish GAAP. The U.S. GAAP criterion is to reflect them as a decrease in Stockholders’ Equity. This adjustment also includes as an expense the cost of start-up activities, which under Spanish GAAP are activated and depreciated on a straight-line basis.

Back to Contents

G)	GOODWILL, INTANGIBLES AND BUSINESS COMBINATIONS

In June 2001, the FASB issued Statement No. 141 (SFAS 141) “ Business Combinations” and No. 142 (SFAS 142) “Goodwill and Other Intangible Assets” which require that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. The non-amortization provisions of the new rules are effective for fiscal years beginning after December 15, 2001 and immediately for any purchase business combinations completed after June 30, 2001. In relation with Intangible Assets, the company will not recognize Intangible Assets not allowed under Spanish GAAP, unless they represent a very significant amount and have a stable fair value.

As described in Note 2.g, under Spanish GAAP the Group generally amortizes goodwill arising on investments over a maximum period of twenty years. A description of the principal equity investments acquired and sold in 2002, 2001 and 2000 is disclosed in Note 3.

Up to December 31, 2001, for the purpose of reporting in accordance with U.S. GAAP, Santander Central Hispano Group’s accounting policy was to amortize goodwill on a straight-line basis by charges to income over periods estimated to be benefited. This amortization period is generally estimated to be between 2 and 20 years. An impairment test was realized if facts and circumstances indicated that unamortized goodwill may be impaired, the review was made to determine what amount, if any, was recoverable based on the estimated undiscounted cash flows of the entity acquired over the remaining period, the carrying amount of goodwill is reduced by the estimated shortfall of cash flows.

From June 30, 2001, reconciliation item was calculated applying FASB statement No. 141 (SFAS 141) “Business Combinations” and No. 142 (SFAS 142) “Goodwill and Other Intangible Assets”. As Spanish GAAP statements continue to include an amortization expense the reconciliation adjustment will always have the positive effect of eliminating this expense. An additional effect (positive or negative) could arise from the fact that two different impairment tests are conducted (both under Spanish and under U.S. GAAP) over different Goodwill balances. From June 30, 2001, to December 31, 2001, SFAS 142 stablished some provisions that had no effect on our reconciliation to U.S. GAAP.

The 2002 negative goodwill net income reconciliation figure of €15,459 thousand comes from the first application of SFAS 141, that states that negative goodwill should be recognized as extraordinary income.

Net income reconciliation figure of €526,715 thousand in year 2002 comes from the difference of:

•	A positive effect from the reversal of Spanish GAAP amortization and impairment charges of €1,322,557 thousand,
•	And a charge of €795,842 thousand, resulting from the additional write-downs of goodwill related to sales (mainly Banesto) and the charge of €426,133 thousand U.S. GAAP impairment test (described below).

Goodwill amortization under Spanish GAAP amounted to €1,358,616. In this adjustment we only adjust €1,322,557, as the remaining €36,059 were previously adjusted in the “Investments in affiliated companies” item of the reconciliation, see previous note 27.2.d)

For reconciliation to U.S. GAAP purposes the Group has decided not to recognize Intangible Assets not allowed under Spanish GAAP, unless it represents a very significant amount and have a stable fair value. The components of intangible assets under Spanish GAAP were as follows:

Intangible Asset	Net Carrying amount 2001	Additions and other changes, net, 2002 (2)	Amortization to net income 2002	Net Carrying amount 2002

Start-up expenses (1)	12,759	1,914	6,998	7,675
Capital increase expenses (1)	129,198	5,102	38,798	95,502
Cash bond issuance expenses	14,340	566	6,867	8,039
Computer software	402,203	70,797	151,617	321,383
Refurbishment in leased offices	141,076	6,952	46,858	101,170
Others	174,205	(30,491)	34,435	109,279

Total amortizing	873,781	54,840	285,573	643,048

Indefinite-lived	—	—	—	—

Total	873,781	54,840	285,573	643,048

(1)	These items are eliminated in the U.S. GAAP reconciliation, see previous note 27.2.f)
(2)	Includes additions, reductions due to sale of entities, exchange differences, etc.

For reconciliation to U.S. GAAP purposes, additions of goodwill from business combinations are calculated using Spanish GAAP criteria to avoid expensive and laborious double bookkeeping. The effect on net income and on stockholder’s equity is not significant since the other reconciliation adjustments correct the impact. Changes in Goodwill during 2002 were as follows:

Back to Contents

Changes in Goodwill Thousands of Euros	Spanish GAAP	U.S. GAAP

Acquisitions (1)	2,420,892	2,092,883
Sales (2)	(976,238)	(510,378)
Exchange differences	—	(3,066,942)
Amortization to net income (3)	(1,358,616)	—
Impairment	—	(426,133)

(1)	The main difference in acquisitions between Spanish and U.S. GAAP arises from the different criterion in equity accounting of investments in affiliated companies (see notes 12 and 27.5.m).
(2)	A significant portion of U.S.GAAP sales is related to the sale of preemptive rights on the capital increase operation of Banesto.
(3)	Of this amount €36,059 are adjusted in the “Investments in affiliated companies” item of the reconciliation, see previous note 27.2.d). Amortization expense include €702,885 thousand of Spanish GAAP goodwill impairment losses (see note 12).

The main differences in goodwill between Spanish GAAP and U.S. GAAP in our Group are:
•	The different criterion in equity accounting of investments in affiliated companies (for example investments in Royal Bank of Scotland or Unión Fenosa). These differences between Spanish and U.S. GAAP on this goodwill is adjusted in the “Differences in equity investments in affiliated companies” adjustment (see note D above).
•	The charge-off of goodwill against reserves under special circumstances (for example the goodwill from the acquisition of Banesto, this fact is important to understand the adjustment on the sale of preemptive rights on Banesto shares, explained in note N).
•	The Goodwill early amortized in 1997 under Spanish GAAP (mostly from Latin-American purchases).
•	The different criteria in Business Combinations accounting (for example the goodwill in the merger of Banco Santander and Banco Central Hispano).
•	The differences arising from amortization/impairment test under Spanish GAAP and the U.S. GAAP impairment test.

The goodwill that arose under Spanish GAAP from the tender offer to purchase shares of Banesto (€2,544,271 thousand) was amortized in 1998 with a charge to the additional paid-in capital resulting from the capital increase carried out for that purpose. For U.S. GAAP purposes, the goodwill of this particular operation was amortized on a straight-line basis until December 31, 2001 (as stated in SFAS 142 goodwill should no longer be amortized).

The total goodwill related to our participation in Banesto, was adjusted as the Bank sold in November 2002 its preemptive rights on the capital increase operation of Banesto (see note 3). This particular adjustment corrects downward the Spanish GAAP profit on the sale of the preemtive rights, as the goodwill of Banesto under U.S. GAAP was bigger than under Spanish GAAP.

As described in Note 1 Banco Santander and Banco Central Hispano merged in 1999. The accounting of this business combination under Spanish GAAP was similar but not equal to pooling of interest accounting under U.S. GAAP. This merger was accounted under U.S. GAAP as a purchase. The adjustments made to change to purchase accounting in that year included:
•	The reversal of U.S. GAAP profit and loss of BCH Group before the acquisition date (April 17, 1999, according to U.S. GAAP) amounting €135,841 thousand of Net Income.
•	The inclusion of €2,812,262 thousand of goodwill on the purchase, of which €459,330 thousand were allocated to premises and equipment. €94,118 thousand were amortized in the year 2001 and 2000 and €62,746 thousand in the year 1999.
•	Some expenses charged against Spanish GAAP net income arising from different allowances valuation detected in the BCH Group amounting €15,927 thousand were reversed and charged against the acquisition goodwill (increase of goodwill).
•	Although both Groups reconciliation of net income and stockholders’ equity were consistent with U.S. GAAP, differences of criteria in some adjustments to reconcile Stockholders’ equity to U.S. GAAP arose between BS Group and BCH Group that gives place to an increase in goodwill amounting €529,227 thousand.

For reconciliation to U.S. GAAP purposes, the Group made goodwill impairment test according to SFAS 142. The procedure followed to calculate it was:
•	First, reporting units were determined.
•	Second, goodwill was allocated to the reporting units selected. This criteria is different to the allocation criteria followed in the business segment information presented in note 27.5(h), were all the goodwill is allocated to one operating segment (Corporate Center). Impairment test is not possible without this goodwill allocation.
•	Third, we follow the two step process stated in SFAS 142 to identify and measure any impairment loss.

To determine fair values we used quoted market prices were possible. Other valuation techniques used were external appraisal and present value of future cash flows. To value our Mexican reporting unit we use the value of the agreement reached with Bank of America Corporation (see note 3).

As result of the impairment test, losses of €426,133 thousand euros were recognized. Significant amounts comes from:

Back to Contents

•	Colombian reporting unit: impairment losses of €318,977 thousand were recognized. The method used to determine its fair value was the quoted market price at December 31, 2002. The negative economic situation of the country is the main reason of impairment of this goodwill.
•	Other small reporting units: €107,156 thousand losses. These losses come mainly from investments in new economy start-ups.

Had the Group been required to adopt SFAS 142 in pior years, reported Net income and Earnings per share would have been as follows:

Euros Thousand, except per share data	2002	2001	2000

Reported net income	2,286,959	2,176,711	2,009,485
Add back: Goodwill amortization	—	1,034,991	650,481

Adjusted net income	2,286,959	3,211,702	2,659,966

Reported basic earnings per share	0.48	0.48	0.48
Add back: Goodwill amortization	0.00	0.22	0.15

Adjusted basic earnings per share	0.48	0.70	0.63

Reported diluted earnings per share	0.48	0.48	0.48
Add back: Goodwill amortization	0.00	0.22	0.15

Adjusted diluted earnings per share	0.48	0.70	0.63

H) REVALUATION OF PREMISES AND EQUIPMENT

Certain Spanish consolidated companies revalued in 1996 the cost and accumulated depreciation of premises and equipment following the relevant legislation. In addition, the premises and equipment of certain foreign companies have been restated pursuant to legislation enacted in their respective countries.

In 1999, this adjustment increased its effect on stockholders’ equity because in the Spanish GAAP books, the premises of former BCH were restated and it shouldn’t be under U.S. GAAP. The restatement of this premises comes from 1996 as the Spanish legislation permitted it and from the merger of Banco Central and Banco Hispanoamericano to create the BCH Group. After such restatement, an equivalent amount (€459,330 thousand) was deducted from Goodwill and allocated to premises and equipment (see note G) above). The effect of the revaluation of Banco Santander’s premises and equipment by €339,842 thousand, due to the merger (under Spanish GAAP) of Banco Santander and Banco Central Hispanoamericano also increased the adjustment in that year.

In summary, the adjustment to Stockholders’ Equity reflects the reversal of all unamortized revaluation surpluses. The adjustment to net income reflects the reversal of the additional depreciation on the revalued premises and equipment, net of the corresponding tax benefit attributable to such depreciation. The related deferred tax asset is being recorded in income in the years in which the relevant deductions are allowed for income tax purposes.

I)  RESULTS ON TRANSACTIONS WITH PARENT COMPANY SHARES AND EMPLOYEE AND OTHER THIRD PARTY LOANS

Gains and losses from treasury stock have been reclassified from Net income to Other Stockholders’ Equity for U.S. GAAP purposes. Loans granted to the stockholders, employees and other third parties for the acquisition of the Bank shares have also been recorded as a reduction of Stockholders’ Equity.

J)  PENSION PLAN

In 1991, the Group recalculated its actuarial liability for past service by changing certain assumptions. Gains and losses derived from this recalculation were covered with charges to reserves. SFAS No. 87 “Employers’ Accounting for Pensions” addressed that a net gain or loss arising from a change in actuarial assumptions should be amortized by the straight-line method, with charges to income, for a period not to exceed the average remaining service period of active employees or the average remaining life expectancy of retired employees.

Adjustments to net income for the years 2002, 2001 and 2000 relate primarily to the amortization of such gains and losses and the recognition of prepaid income taxes derived from pension plan liabilities. After such adjustments, unamortized net losses amounted to €55,227, €73,624 and €92,021 thousand in 2002, 2001 and 2000 respectively and are being amortized over a period of 15 years ending in 2005.

The Group has no significant post-retirement benefit obligations to its employees other than the pension commitments.

Back to Contents

K) GENERAL RISK ALLOWANCE

The Group recorded allowances amounting to €132,223 thousand to cover non-specific banking risks. Under U.S. GAAP, such allowances are not permitted. Therefore, the allowance is reversed with an adjustment to Stockholders’ Equity. Its balance has not change in past years.

L) EARLY RETIREMENTS

As explained in Note 2.j, in accordance to with Rule 13.4 of Bank of Spain Circular 4/1991 and with the authorization from the Bank of Spain, in 2002, 2001 and 2000 Santander Central Hispano, Banesto and Santander Consumer Finance, S.A. (formerly HBF Banco Financiero, S.A.) offered certain employees the possibility of taking early retirement before the age stipulated in the current collective labor agreement.

The total allowance created was €1,395,603, €695,845 and €763,818 thousand in 2002, 2001 and 2000 respectively, and was created against reserves and net income. The amount created against the reserves of each entity was €856,431, €452,298 and €496,480 thousand and generated deferred tax assets of €461,159, €243,547 and €267,338. In addition, the 1999 allowance was revised in year 2000 against reserves by €32,687 thousand.

Under U.S. GAAP, the costs incurred for early retirements should be recognized in net income. Therefore, each year the net charges to reserves are reversed recognizing the loss in net income and, were necessary the allocation to minority interest is done. No adjustment is needed for the tax effect of this allowance as it is already registered in “Other Assets – Prepaid Taxes” (see note 22).

Also U.S. GAAP requires the liability and the loss should be recognized when the employee accepts the offer and it can be reasonably estimated.

M) VALUATION OF DERIVATIVE INSTRUMENTS

Only for reconciliation between Spanish and U.S. GAAP purposes, the Group adopted SFAS 133 on January 1, 2001.

In order to conform to U.S. GAAP:

•	Some transactions have been changed from hedge accounting to speculative accounting.
•	Hedging transactions that meet U.S. GAAP criteria have been marked to market.
•	Unrealized gains on speculative positions of some derivative instruments have been added to net income.

The transition adjustment as of January 1, 2001 increased net income by €132,409 thousand (net of related income taxes of €71,292 thousand), and an increase in equity (Other Comprehensive Income) of €60,191 thousand (net of taxes).

For more information about derivatives, see notes 23 and 27.5.F.

N) SALE OF PREEMPTIVE RIGHTS ON BANESTO SHARES

In 1998 the Bank launched a tender offer to purchase shares of Banesto. To finance that purchase it makes a capital increase.

The Bank, with authorization of Bank of Spain, immediately netted the goodwill arisen in the purchase from the additional paid-in capital resulting from the capital increase. The authorization of bank of Spain was conditioned to restore the reserves used if the Bank sells its stake in Banesto.

Under U.S. GAAP this goodwill wasn’t netted. Instead it was amortized with charge to net income by €127 millions a year, until SFAS No. 142 became effective (see note G above).

In November 2002 Banesto makes a capital increase which was not subscribed by the Bank. Instead the Bank sold its preemptive rights to the new shareholders, making a profit. Following the agreement with Bank of Spain, the Bank restores reserves by €271,805 thousand that were not included in Net Income.

The adjustment to U.S. GAAP recognizes the profit in Net Income.

Spanish and U.S. GAAP profit on the sale of the preemptive rights were different. See in note 27.2.g) above the related goodwill adjustment.

O) INCOME TAXES (SFAS NO. 109)

The previous adjustments to net income and Stockholders’ Equity do not include their related effects on corporate income tax, except for the adjustment mentioned in L), which are disclosed under “Cumulative tax effect of adjustments” item on the reconciliation statements.

As described in Note 2.n, under Spanish GAAP, only the timing differences arising from the recording of the non-specific banking risks allowance and those which have a specific reversal period of less than 10 years have been recorded. Of these, the timing differences originated by the non-specific banking risks allowance, amounting to €46,278 thousand, has been reversed (the above mentioned allowance is reversed in item K in the stockholder’s equity reconciliation). All other timing differences are deemed to be permanent differences for all purposes.

In addition to the aforementioned timing differences recorded under Spanish GAAP, as a result of application of SFAS No. 109, the Group has recorded deferred tax assets of €34,619, €47,480 and €74,916 thousand in 2002, 2001 and 2000, and deferred tax liabilities of €488,360, €1,322,040 and €2,414,440 thousand in 2002, 2001 and 2000 arising form valuation of

Back to Contents

investment securities adjustment in Spanish to U.S. GAAP reconciliation. Additionally, a valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized.

A reconciliation of the Group’s effective income tax expense to the Spanish statutory income tax expense has been disclosed in Note 22.

Following is a summary of the deferred tax assets and liabilities that should be recorded under SFAS No. 109, in addition to timing differences recorded under Spanish GAAP:

		Thousands of Euros

	2002		2001

	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities

Tax effect of Spanish to U.S. GAAP reconciliation
adjustments:
Legal restatements	—	20,943	—	8,474
Effect of net unrealized gains on investment securities	—	456,410	—	1,288,624
Effect of net unrealized gains on derivative instruments	—	11,007	—	24,942
Other items	34,619	—	47,480	—

Total	34,619	488,360	47,480	1,322,040

P) OTHER COMPREHENSIVE INCOME (SFAS 130)

SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The objective of the statement is to report a measure of all changes in Stockholders’ Equity that result from transactions and other economic events of the period from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

The accumulated balances of other comprehensive income for the years ended December 31, 2002, 2001 and 2000 were as follows:

			Unrealized
		Net Gains	Gains
	Foreign	(losses) on	(losses)	Other
	Currency	Derivative	on	Comprehensive
Thousands of Euros	Items	Instruments	Securities	Income

Balance as of December 31, 1999	(32,851)	—	5,219,419	5,186,568
Changes in 2000	(53,238)	—	3,365,402	3,312,164

Balance as of December 31, 2000	(86,089)	—	8,584,821	8,498,732
SFAS 133 transition adjustment	—	60,191	—	60,191
Changes in 2001	(1,233,860)	(82,060)	(3,782,968)	(5,098,888)

Balance as of December 31, 2001	(1,319,949)	(21,869)	4,801,853	3,460,035
Changes in 2002	(5,733,884)	(104,837)	(3,273,253)	(9,125,406)

Balance as of December 31, 2002	(7,053,833)	(126,706)	1,528,600	(5,651,939)

The main reason for the reduction in year 2002 is the devaluation of Brazilian real and the reduction in unrealized gains on securities due to the market downturn.

Back to Contents

Taxes allocated to each component of other comprehensive income in 2002, 2001 and 2000 were as follows:

	Thousands of Euros

	2002			2001			2000

	Before Tax amount	Tax expense or benefit	Net of tax amount	Before Tax amount	Tax expense or benefit	Net of tax amount	Before Tax amount	Tax expense or benefit	Net of tax amount

Foreign currency translation
adjustments	(5,733,884)	—	(5,733,884)	(1,233,860)	—	(1,233,860)	(53,238)	—	(53,238)

Net Gains on Derivatives	(161,288)	56,451	(104,837)	(33,645)	11,776	(21,869)	—	—	—

Unrealized gains on securities:
Total holding gains arising
during the period	(2,637,391)	288,877	(2,348,514)	(1,957,400)	230,624	(1,726,776)	3,466,981	226,398	3,693,379
Less: reclassification adjustment
for gains included in net
income	(1,422,676)	497,937	(924,739)	(3,163,373)	1,107,181	(2,056,192)	(504,580)	176,603	(327,977)

Net unrealized gains	(4,060,067)	786,814	(3,273,253)	(5,120,773)	1,337,805	(3,782,968)	2,962,401	403,001	3,365,402

Other Comprehensive Income	(9,955,239)	843,265	(9,111,974)	(6,388,278)	1,349,581	(5,038,697)	2,909,163	403,001	3,312,164

Foreign currency translation adjustment includes in 2002 the effect of the devaluation of the Brazilian real, and in 2001 the effect of the devaluation of the Argentinean peso. During 2002 the Group reduces significantly its exposure to currency changes thought the payment of dividends from operating entities and the hedging with derivatives products.

Net Gain on Derivatives: 2001 was the first year in which SFAS 133 Accounting for Derivative Instruments and Hedging Activities is effective.

Unrealized gains on securities:
In 2002 the Group made some important divestments: 3% of Royal Bank of Scotland, 25,4% of Grupo Financiero Bital, 24,5% of Vallehermoso and 1,5% of Societe Generale. The reduction in unrealized gains also comes from the downturn of stock markets. The most important effect comes form our holding in Vodafone which losses 41% of its value (37% due to stock price and the rest due to the devaluation of the Sterling Pound against Euro).

In 2001, the Other Comprehensive Income was negative due to both the reductions of the unrealized gains on our holding in Vodafone and to some divestments:
–	During the year the Group sold 44% of its holding in Vodafone (note 9), and the quotation of its shares fell a 26% in the year.
–	Also in 2001, the Group made some divestments in Affiliated companies, the most important being the sale of 1.03% of Royal Bank of Scotland (for more information see note 3).

In 2000, our holding of Royal Bank of Scotland common stock was the main source of the gains on securities: €2,434,790 thousand of which €384,095 thousand were realized and included in net income. At the end of year 2000 the total unrealized gain on this holding amounts €3,289,652 thousand (this unrealized gain is calculated under U.S. GAAP, the unrealized gain under Spanish GAAP is smaller as this holding is accounted by the equity method).

Also in 2000, taxes allocated to unrealized gains on securities include the impact of changes in tax legislation. In June 2000, the Royal Decree Law 3/2000, introduced a modification to requirements of a tax exemption clause on common stock holdings of non-Spanish companies by Spanish special legal vehicles (Known in Spain as ETV or “Empresas tenedoras de Valores”). The modified tax legislation exempts from tax payments the gains on these holdings if they are at least one year old. As a result, some of the taxes allocated to unrealized gains on securities in previous years were reversed from Accumulated Other Comprehensive Income.

Q) RECENT PRONOUNCEMENTS

1.	On April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Management estimates that adoption of this pronouncement will not have a material impact on the earnings or financial position of the Group.

2.	In June 2002, FASB issued Statement No. 146 (SFAS 146), "Accounting for Costs Associated with Exit or Disposal Activities", which requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred. Existing generally accepted accounting principles provide for the recognition of such costs at the date of management's commitment to an exit plan. Furthermore, SFAS No. 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002. It is not expected that SFAS No. 146 will materially affect the financial statements.

3.	In October 2002, FASB issued Statement No. 147 (SFAS 147) “Acquisitions of Certain Financial Institutions” that, except for transactions between mutual enterprises, requires business combinations between financial institutions be accounted for in accordance with SFAS 141 “ Business Combinations” and SFAS 142 “Goodwill and Other Intangible Assets”. SFAS No. 147 has not affected the 2002 financial statements and It is not expected that will materially affect in the future.

Back to Contents

4.	In December 2002, FASB issued Statement No. 148 (SFAS 148) “Accounting for stock-Based Compensation”. This Statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, it amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Group will not change its accounting method under Spanish GAAP, and will not change its reconciliation to U.S. GAAP criteria at least until the FASB decides whether it propose changes to U.S. GAAP standards.

5.	In November 2002, FASB issued FASB Interpretation No. 45, “Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), which requires that, for guarantees within the scope of FIN 45 issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. FIN 45 also requires additional disclosures in financial statements for periods ending after December 15, 2002. It is not expected that the recognition and measurement provisions of FIN 45 will have a material effect on the Company's financial position or operating results, since the Group has already recognized some of them under Spanish GAAP. Also some of the information to be disclosed could be found in note 23.

6.	In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities – an interpretation of ARB No. 51 (FIN 46). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It also requires certain disclosures by the primary beneficiary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary. FIN 46 is effective immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date, and effective for the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. As stated in note 27.1 Spanish GAAP and U.S. GAAP already differ in consolidation procedures. Spanish GAAP already include in its scope of consolidation some of the entities now being included under the U.S. GAAP consolidation scope. Management estimates that the adoption of this pronouncement will not have impact on reconciliation to U.S. GAAP.

7.	In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. It establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Specifically, this Statement requires an issuer to classify the following instruments as liabilities (or assets in some circumstances):

• Financial instrument issued in the form of shares that is mandatory redeemable,

• Financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets,

• Financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on certain specified criteria.

SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before its issuance date and still existing at the beginning of the interim period of adoption. Restatement is not permitted. Spanish GAAP never allowed classifying those instruments as equity. The Group makes no use of them. This Statement will have no effect on our financial statements.

27. 3. Significant presentation differences between Spanish and U.S. GAAP

In addition to the differences in valuation and income recognition principles disclosed in Note 27.1, other differences relating to the financial statements presentation exist between Spanish and U.S. GAAP presentation following the formatting guidelines in Regulation S-X of the Securities and Exchange Commission of the United States. Although these differences do not cause differences between Spanish and U.S. GAAP reported net income and/or Stockholders’ Equity, it may be useful to understand them to better interpret the Group’s financial statements presented in accordance with U.S. GAAP. Following is a summary of the significant classification differences that pertain to the basic financial statements.

BALANCE SHEET-

a.	Under Spanish GAAP, the investment in medium- and long-term Bank of Spain certificates (see Note 5) was presented under the caption “Spanish Debt Securities” in the balance sheet.

Back to Contents

Under U.S. GAAP, these certificates are presented under the caption “Interest-earning deposits in other banks”.

b.	The captions “Due from credit entities” and “Loans and leases, net of allowance” (see Notes 6 and 7) include securities purchased under agreements to resell to financial institutions and other customers, respectively.

Under U.S. GAAP, securities purchased under agreements to resell are presented as a separate item.

c.	Investments in debt securities issued by the Spanish Government, other public and private issuers and investments in equity securities (other than investments in affiliated companies) are presented as separate items in the balance sheet.

Under U.S. GAAP, investments in debt and equity securities (other than investments in affiliated companies) are presented under the caption “Investment securities”. Its value includes the related accrual accounts that under Spanish GAAP are presented in the “Accrual accounts” caption.

d.	Under Spanish GAAP some securities issued and purchased by the Group under regulated specific circumstances are classified as fixed-income securities, while under U.S. GAAP these securities are reported as a reduction of “Long-Term Debt” caption.

e.	Investments in affiliated companies are presented under “Investments in non-Group companies” and “Investments in Group companies” (see Notes 10 and 11).

Under U.S. GAAP, such investments are presented under “Investments in affiliated companies”.

f.	Assets acquired through foreclosure and waiting disposition, net of the related allowances, are included under “Premises and Equipment” in the balance sheet (see Note 13).

Under U.S. GAAP, such assets are presented under “Other assets”.

g.	Treasury stock and prior years’ losses in consolidated companies are presented as separate asset items in the balance sheet. The interim dividends are presented under the "Other Assets" caption.

Under U.S. GAAP, such items are reported as a reduction of “Stockholders’ Equity”.

h.	The “Other assets” caption on the asset side of the U.S. GAAP balance sheet includes the followings Spanish GAAP captions: “Intangible assets”, “Goodwill in consolidation”, “Other assets” and “Accrual accounts”.

i.	Funds from credit entities (see Note 14) and from customers (see Note 15), both including securities sold under agreements to repurchase and other short-term borrowings, are presented as separate items in the balance sheet.

Under U.S. GAAP, such funds are presented under “Deposits” classified by nature, except securities sold under agreements to repurchase and other short-term borrowings, which are presented under the caption “Short term borrowings”.

j.	The captions “Debt securities in issue” and “Subordinated debt” disclosed in the balance sheet under Spanish GAAP are presented under the caption “Long term debt” under U.S. GAAP, except the item “Promissory Notes” which is included under the “Short term borrowings” caption.

k.	The following captions in the liability side in the Spanish GAAP balance sheet are presented under the caption “Other liabilities” in the U.S. GAAP balance sheet: “Other liabilities”, “Accrual accounts”, “Allowances for contingencies” and “General risk allowance”. Net income attributed to minority interest is included in the caption “Minority interest” under U.S. GAAP.

l.	The following captions in the Spanish GAAP balance sheet are presented under the item “Retained earnings and other reserves” in the U.S. GAAP balance sheet: “Net income attributed to the Group”, “Paid in surplus”, “Retained earnings and other reserves”, “Revaluation reserves” and “Reserves in consolidated companies”, in addition to the captions disclosed above.

m.	The caption “Pension allowance” in the U.S. GAAP balance sheet is netted of the amounts of pension commitments covered by contracts taken out with insurance companies, these amounts are presented in the Spanish GAAP balance sheet under the caption “Other Assets”.

STATEMENT OF INCOME-

a.	The breakdown of interest income and interest expense under Spanish and U.S. GAAP is determined by the classification of the assets and liabilities that generate such income and expenses. However, net interest income

Back to Contents

under Spanish GAAP includes dividends from common stocks and affiliated companies and the interest cost assigned to the pension plan, which are classified as a part of “Gains (losses) from investment securities”, “Gains (losses) from affiliated companies” and “Salaries and employee benefits” in the U.S. GAAP statement of income, respectively.

b.	Commissions and fees received and paid by the Group are presented as separate items in the statement of income for Spanish GAAP purposes.

Under U.S. GAAP, such commissions and fees are classified, net, between “Commissions and fees from assets and securities activities” and “Other fees, net”.

c.	“Gains (losses) from financial transactions” includes results from investment securities and results from foreign exchange and derivatives.

Under U.S. GAAP, such gains and losses are disclosed separately under “Gains (losses) from investment securities” and “Gains (losses) from foreign exchange and derivatives”.

d.	“Other operating revenues” and “Other operating expenses” items are included as amounts under “Other expenses” in the U.S. GAAP statements of income.

e.	Occupancy and maintenance expenses of premises and equipment are included under the caption “Other administrative expenses”.

Under U.S. GAAP, such expenses are included as a part of “Occupancy expenses of premises, depreciation and maintenance”.

f.	Amortization of intangible assets is included as a part of “Depreciation, amortization and write-down of premises and equipment and intangible assets”.

Under U.S. GAAP, such amortization is included under “Other expenses”.

g.	The following Spanish GAAP captions relating to operations with affiliated companies “Net income from companies accounted for by the equity method”, “Gains on Group transactions” and “Losses on Group transactions” are included under “Gains (losses) from affiliated companies’ securities” in the U.S. GAAP statement of income, except the results of transactions involving controlling company shares which are included under the “Other income” caption.

h.	U.S. GAAP description of Extraordinary Income is more restrictive than the Spanish GAAP description (non-banking results), for this reason “Extraordinary income” and “Extraordinary expenses” in the Spanish GAAP captions are presented under the “Other income” and “Other expenses” captions, respectively, for U.S. GAAP purposes.

27.4. Consolidated Financial Statements

Following are the consolidated balance sheets and consolidated statements of income of the Group under Spanish GAAP reformatted to conform to the presentation guidelines for bank holding companies set forth in Regulation S-X of the Securities and Exchange Commission of the United States of America.

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates but any differences should not be material.

Back to Contents

CONSOLIDATED BALANCE SHEETS	Thousands of Euros

	2002	2001

ASSETS
Cash and due from banks	9,284,682	15,179,198
Interest earning deposits in other banks	15,899,489	21,100,748
Securities purchased under agreements to resell	24,424,227	19,221,203
Investment securities	64,664,047	74,483,677
Of which: pledged to certain commitments
(see notes 5 and 27.5.a)	600,000	604,000
Loans and leases, net of unearned income	164,754,652	176,373,259
Less-Allowance for loan losses	(4,957,263)	(5,287,314)

Net Loans and leases	159,797,389	171,085,945
Premises and equipment, net	4,140,560	5,433,780
Investment in affiliated companies	5,899,131	7,889,156
Intangible assets	643,048	873,781
Goodwill in consolidation	9,954,735	9,868,697
Accrual accounts	6,328,487	9,071,737
Others	14,779,612	18,286,762

Total other assets	31,705,882	38,100,977

Total assets	315,815,407	352,494,684

LIABILITIES
Deposits
Non-interest deposits	6,383,086	5,786,827
Interest bearing:
Demand deposits	44,970,013	50,722,393
Savings deposits	22,703,465	24,878,902
Time deposits	84,299,803	82,688,525
Certificates of deposit	6,848,740	7,558,749

Total deposits	165,205,107	171,635,396
Short-term debt .....(note 27.5.d)	66,263,102	86,211,069
Long-term debt .....(detailed in exhibits IV and V)	32,912,340	34,050,852
Taxes payable	627,848	722,639
Accounts payable	2,759,090	1,685,400
Accrual accounts	6,969,763	9,469,691
Pension allowance	6,351,702	6,565,919
Other Provisions	5,008,669	7,895,923
Others	4,900,550	6,211,355

Total other liabilities	26,617,622	32,550,927

Total liabilities	290,998,171	324,448,244
Minority interest	6,575,173	8,273,936

STOCKHOLDERS’ EQUITY
Capital stock	2,384,201	2,329,681
Retained earnings and other reserves	15,857,862	17,442,823

Total stockholders’ equity	18,242,063	19,772,504

Total liabilities and Stockholders’ equity	315,815,407	352,494,684

Back to Contents

CONSOLIDATED STATEMENTS OF INCOME	Thousands of Euros

	2002	2001	2000

Interest income:
Interest and fees on loans and leases	12,811,590	16,045,214	13,811,348
Interest on deposits in other banks	2,953,679	3,677,623	3,190,899
Interest on securities purchased under
Agreements to resell	872,090	1,076,485	1,874,785
Interest on investment securities	6,305,222	7,601,000	10,548,622

Total interest income	22,942,581	28,400,322	29,425,654

Interest expenses:
Interest on deposits	(8,461,857)	(10,662,405)	(15,375,152)
Interest on short-term borrowings	(2,933,646)	(4,512,802)	(3,771,549)
Interest on long-term debt	(1,833,141)	(2,519,262)	(1,869,448)

Total interest expense	(13,228,644)	(17,694,469)	(21,016,149)

Net interest income	9,713,937	10,705,853	8,409,505

Provision for credit losses	(1,648,192)	(1,586,017)	(1,048,345)

Net interest income after provision for credit losses	8,065,745	9,119,836	7,361,160

Non-interest income:
Commissions and fees from assets and
securities activities	1,852,472	2,170,369	2,135,618
Other Fees, net	2,436,812	2,451,366	1,877,376
Gains (losses) from:
Affiliated companies’ securities	1,305,408	1,696,092	1,121,909
Investment securities	(499,884)	2,047,378	(390,454)
Foreign exchange, derivatives and other, net	847,805	560,510	1,080,001
Other income	1,078,905	882,257	313,043

Total non-interest income	7,021,518	9,807,972	6,137,493

Non-interest expense:
Salaries and employee benefits	(5,202,701)	(5,859,543)	(4,764,385)
Occupancy expense of premises, depreciation
and maintenance, net	(1,102,812)	(1,231,426)	(1,182,894)
General and administrative expenses	(2,301,780)	(2,561,742)	(2,313,704)
Amortization of goodwill	(1,358,616)	(1,872,952)	(598,548)
Net provisions for specific allowances(1)	(451,840)	(2,192,684)	(45,611)
Other expenses	(1,160,765)	(972,156)	(819,515)

Total non-interest expense	(11,578,514)	(14,690,503)	(9,724,657)

Income before income taxes	3,508,749	4,237,305	3,773,996

Income tax expense	(723,109)	(910,396)	(714,868)

Net consolidated income for the year	2,785,640	3,326,909	3,059,128

Net income attributed to minority interest	538,463	840,606	800,987

NET INCOME ATTRIBUTED TO THE GROUP	2,247,177	2,486,303	2,258,141

(1)	Net provisions for specific allowances includes in 2001 the €1,244 million provision made to create the allowance for the Argentinean crisis (see note 1 – Argentina).

Back to Contents

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (NOTES 1, 20 AND 21)

	Thousand of shares

NUMBER OF REGISTERED SHARES	2002	2001	2000

Balance at beginning of the year	4,659,362	4,560,236	3,667,793

Capital increases for:
Acquisition of shares of Totta Group (March-April 2000)	—	—	252,892
Acquisition of shares of Royal Bank of Scotland (March 2000)	—	—	179,615
Acquisition of shares of Banco Rio de la Plata (July 2000)	—	—	63,450
To attend employees merger bonus (March 2000)	—	—	6,737
Public offer for share subscription (June 2000)	—	—	345,000
Royal Bank of Scotland Cash payment (December 2000)	—	—	44,749
Young Executives Incentives Plan (February 2001)	—	1,300	—
Placement among institutional investors (December (2001)	—	97,826	—
For acquisition of shares of AKB (May 2002, Note 3)	109,040	—	—

Balance at end of the year	4,768,402	4,659,362	4,560,236

Par value per share at year-end (Euro) :	0.50	0.50	0.50

CHANGES IN STOCKHOLDERS’ EQUITY

	Thousands of Euros

	2002	2001	2000

Capital stock

Balance at beginning of the year	2,329,681	2,280,118	1,833,897

Capital increases:
For acquisition of shares of Totta Group (March-April 2000)	—	—	126,446
For acquisition of shares of Royal Bank of Scotland (March 2000)	—	—	89,808
For acquisition of shares of Banco Rio de la Plata (July 2000)	—	—	31,725
For merger bonus (March 2000)	—	—	3,368
For public offer for share subscription (June 2000)	—	—	172,500
Royal Bank of Scotland Cash payment (December 2000)	—	—	22,374
Young Executives Incentives Plan (February 2001)	—	650	—
Placement among institutional investors (December (2001)	—	48,913	—
For acquisition of shares of AKB (May 2002, Notes 3 and 20)	54,520	—	—

Balance at year-end	2,384,201	2,329,681	2,280,118

Retained earnings and other reserves

Balance at beginning of the year	17,442,823	15,860,474	6,455,843

Net income for the year	2,247,177	2,486,303	2,258,141
Net charge for early retirement of:
Bank employees	(705,845)	(270,732)	(326,252)
Banesto employees	(127,760)	(173,272)	(123,558)
Santander Consumer Finance, S.A employees	(6,318)	(5,776)	(12,152)
Dividends paid	(1,371,864)	(1,028,070)	(1,154,794)
Retirement of differences in first-time consolidation	—	—	(122,408)
Decrease/(increase) in Treasury stock	6,632	34,684	(20,368)
Paid-in surplus and Early recording of voluntary reserves from capital increases	1,045,480	864,985	9,069,812
Sale of preemptive rights on Banesto shares (Notes 3 and 21) (**)	271,805	—	—
Other variations, net (*)	(2,944,268)	(325,773)	(163,790)

Balance at year-end	15,857,862	17,442,823	15,860,474

Stockholders’ Equity balance at year-end	18,242,063	19,772,504	18,140,592

(*)	Includes negative Exchange differences in 2002, 2001 and 2000 of €2,666,942, €527,310 and €53,238 respectively. Exchange differences of year 2002 are related to the devaluation on Brazilian Real and those of 2001 to the devaluation on Argentinean Peso.
(**)	Under U.S. GAAP this figure is recorded as an additional income instead of additional reserves, the effect in Stockholders’ equity is nil (see reconciliation in note 27.2).

Back to Contents

27.5.	Additional disclosures required by U.S. GAAP

A)	INVESTMENT SECURITIES

A breakdown of the Group's Investment Securities caption of the U.S. formatted Balance Sheet presented in note 27.4 by issuer is as follows:

	Thousands of Euros

INVESTMENT SECURITIES	2002		2001

	Carrying	Fair	Carrying	Fair
	Value (2)	Value (1)	Value (2)	Value (1)

Debt securities:

Domestic:

Spanish Government	24,989,812	25,890,588	24,617,828	25,026,093
Other Spanish public authorities	216,012	220,808	89,845	90,921
Other domestic issuers	2,802,959	2,823,521	2,297,014	2,297,579

Total Domestic	28,008,783	28,934,917	27,004,687	27,414,593

International:

United States-

US Treasury and other US Government agencies	596,589	596,586	290,878	293,168
States and political subdivisions	2,145,256	2,197,103	2,095,609	2,079,526
Other securities	781,884	788,964	2,451,210	2,448,241
Other countries-

Securities of other foreign Governments	19,896,934	19,641,932	27,750,580	27,806,594
Other debt securities outside Spain	5,701,854	5,674,154	7,580,211	7,539,318

Total International	29,122,517	28,898,739	40,168,488	40,166,847

Total debt securities (gross)	57,131,300	57,833,656	67,173,175	67,581,440
Less-Allowance for credit losses	(135,552)	—	(188,453)	—
Less-Security price fluctuation allowance	(198,453)	—	(308,956)	—

Total debt securities (net)	56,797,295	57,833,656	66,675,766	67,581,440

Equity securities:

Domestic	3,576,578	3,536,192	2,934,748	2,972,702
International:

United States	57,359	31,598	299,532	348,959
Other countries	4,232,815	4,799,066	4,573,631	6,618,737

Total equity securities (net)	7,866,752	8,366,856	7,807,911	9,940,398

Total Investment securities:	64,664,047	66,200,512	74,483,677	77,521,838

(1)	Fair values are determined based on year-end quoted market prices for listed securities and on management’s estimate for unlisted securities.
(2)	Carrying values do not match with information of note 5 “Government Debt Securities” and note 8 “Debentures and Other Fixed-income Securities”. The difference is explained in note 27.3 (the inclusion of accrual accounts in the carrying value and the classification of some securities as a reduction of Long-Term Debt caption)

The difference between the fair value and book value reflects the unrealized gains net of the Security Price Fluctuation Allowance recorded following Spanish GAAP valuation criteria. Following U.S. GAAP valuation criteria, book value of the available for sale portfolio would be marked to market.

Back to Contents

The following table shows a disclosure of unrealized gains and losses at December 31, 2002 and 2001:

	Thousands of Euros

	2002		2001

	Unrealized	Unrealized	Unrealized	Unrealized
	Gains	Losses	Gains	Losses

Debt Securities
Domestic	978,176	(26,021)	691,586	(140,840)
International	392,190	(307,984)	711,497	(356,569)

	1,370,366	(334,005)	1,403,083	(497,409)
Equity Securities
Domestic	232,041	(272,427)	160,296	(122,342)
International	837,778	(297,288)	2,494,831	(400,298)

	1,069,819	(569,715)	2,655,127	(522,640)

Under Spanish GAAP all unrealized losses are covered with a specific allowance, provisioned against profit and loss account (see reconciliation item in note 27.2.e)

The following table reflects the book and fair value of the debt securities portfolio by accounting categories exclusive of the allocation of security Price Fluctuation Allowance or the allowance for credit losses:

	Thousands of Euros

	2002		2001

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Debt securities:
Spanish Government debt securities:
Trading portfolio	2,025,794	2,025,794	3,784,393	3,784,393
Ordinary investment portfolio	16,930,932	17,411,094	13,776,002	13,822,085
Held to maturity portfolio	6,033,086	6,453,700	7,057,433	7,419,615

	24,989,812	25,890,588	24,617,828	25,026,093
Other debt securities:
Trading portfolio	10,915,650	10,915,650	11,709,603	11,709,603
Ordinary investment portfolio	16,243,802	16,045,382	23,744,954	23,744,954
Held to maturity portfolio	4,982,036	4,982,036	7,100,790	7,100,790

	32,141,488	31,943,068	42,555,347	42,555,347

	57,131,300	57,833,656	67,173,175	67,581,440

An analysis of the book value of investments, exclusive of valuation reserves, by contractual maturity and fair value of the debt securities portfolio is shown below:

	Thousands of Euros

	2002			2001

		Carrying	Fair		Carrying	Fair
	Yield	Value	Value	Yield	Value	Value

Debt securities:
Due in one year or less	6.83%	13,165,244	13,327,094	8.13%	16,360,205	16,459,639
Due after one year through five years	7.22%	32,323,421	32,720,796	9.24%	35,475,256	35,690,867
Due after five years through ten years	5.17%	6,386,709	6,465,225	6.34%	8,386,246	8,437,216
Due after ten years	11.42%	5,255,926	5,320,541	10.14%	6,951,468	6,993,718

	7.29%	57,131,300	57,833,656	8.70%	67,173,175	67,581,440

Gross gains of €6,152,621, €6,856,821 and €4,797,351 thousand and gross losses of €6,582,568, €4,819,288 and €4,936,719 thousand have been realized during 2002, 2001 and 2000 on:

(i)	the sales of trading and ordinary investment securities and
(ii)	the revaluation at year-end of securities included in the trading portfolio, which are included, net, under “Gains (losses) from Investment Securities” in the consolidated statement of income.

Back to Contents

B)	ALLOWANCE FOR LOAN LOSSES

The balances of the recorded investment in impaired loans and of the related valuation allowance as of December 31, 2002, 2001 and 2000 is as follows:

	Thousands of Euros

	2002	2001	2000

Impaired loans requiring no reserve	1,737,338	1,413,340	2,168,259
Impaired loans requiring valuation allowance	2,289,196	2,737,304	3,060,209

Total impaired loans	4,026,534	4,150,644	5,228,469

Valuation allowance on impaired loans	2,970,725	2,737,304	3,060,209

Spanish GAAP doesn’t require classifying the entire loan to non-performing, but only the amount unpaid. For this reason, the total allowance exceeds the amount of non-performing loans.

The roll-forward of allowances is shown in note 7 under Spanish GAAP. The reconciliation item to U.S. GAAP is in note 27.2.c.

An estimate of the effect of non-performing loans - net of charge-off - on interest revenue is presented in the following table:

	Thousands of Euros

	2002	2001	2000

Interest revenue that would have been recorded if accruing	343,943	489,220	456,755
Net interest revenue recorded:
Related to current year	118,771	138,269	116,518
Related to prior years	75,863	55,864	34,859

Positive (negative) impact of non-performing loans on interest
revenue	(149,309)	(295,087)	(305,378)

Interest that would have been recorded if accruing represents €55,611, €52,900 and €48,716 thousand from borrowers in Spain and €288,332, €436,320 and €408,039 thousand from borrowers outside Spain in 2002, 2001 and 2000 respectively.

For the twelve months ended December 31, 2002, 2001 and 2000, the average recorded investments in impaired loans were €1,037,525, €867,211 and €848,701 thousand from borrowers in Spain, and €3,003,459, €3,553,096 and €3,117,179 thousand from borrowers outside Spain.

C)	INVESTMENTS IN AFFILIATED COMPANIES

A summary of significant investments in affiliated companies, together with percentage of ownership and relevant financial information is shown in Exhibit II. Aggregated summarized financial information with respect to significant affiliated companies for the year ended December 31, 2002 and as of such date is presented below:

	Thousands of Euros

Percentage of ownership:	50 % or more		Between 20% and 50%

	Insurance
Key information	Companies	Others	All sectors

Net revenues	83,911	78,169	7,250,267
Net income	39,452	23,232	1,258,590
Stockholders’ Equity	425,445	518,312	8,355,258
Non-current assets	8,591,082	2,929,084	22,383,294
Non-current liabilities	8,737,943	2,658,197	14,693,718
Net working capital	572,306	247,425	665,682

Back to Contents

D)	SHORT TERM BORROWINGS

Following is an analysis of the components of the “Short-term borrowings” caption for 2002 and 2001:

	2002		2001

Thousands of Euros		Average		Average
	Amount	Rate	Amount	Rate

Securities sold under agreements to repurchase:

At December 31	55,466,162	4.37%	57,851,953	4.32%
Average during year	53,758,288	4.68%	51,377,715	7.26%
Maximum month-end balance	59,845,176		57,851,953
Other short-term borrowings:

At December 31	10,796,940	2.11%	28,359,117	4.25%
Average during year	17,049,689	2.46%	25,901,630	3.56%
Maximum month-end balance	28,359,117		28,359,117

Total short-term borrowings at year-end	66,263,102	4.00%	86,211,070	4.30%

This short-term indebtedness is denominated in different currencies, mostly Euro, US$ and Latin-American currencies. Interest rates of these currencies have not followed the same trend.

E)	PENSION LIABILITIES

Spanish GAAP pension allowance includes some liabilities that under U.S. GAAP are presented separately (for example annuity contracts). This different balance sheet classification does not generate a net income or stockholders’ equity variantion.

Certain personnel employed in Spain are entitled to pension benefits, in addition to Social Security provided by the State. The benefits under the plans are based primarily on years of service and a final pay formula.

Benefits for retired employees are subject to annual adjustments (see Note 2.j). Non-consolidated insurance companies administer most of the plans. The funding policy of the plan is consistent with the requirements in Spain.

Under SFAS No. 87, the actuarial assumptions considered in 2002, 2001 and 2000 for U.S. GAAP disclosure purposes are the following:

	2002	2001	2000

Discount rate	4%	4%	4%
Life expectancy table	GRM/F95	GRM/F95	GRM/F95
Salary increase rate	2.5%	2.5%	2.5%
Inflation rate	1.5%	1.5%	1.5%
Rate of increase in Social Security contribution ceilings	1.5%	1.5%	1.5%
Rate of increase in overall maximum Social Security benefits	1.5%	1.5%	1.5%

Following is a disclosure of the aggregate amount of the estimated funded status for U.S. GAAP purposes of the plans of the Bank and the Banesto Group as of December 31, 2002, 2001 and 2000 as required by SFAS 132.

Back to Contents

Thousands of Euros	2002	2001	2000

CHANGE IN BENEFIT OBLIGATION
Accumulated benefit obligation (ABO) at the beginning of the year	5,124,126	5,005,879	3,105,878
Interest cost	204,966	200,236	135,748
Service cost	37,618	38,754	33,101
Benefits paid	232,633	191,384	271,434
Curtailments	(108,955)	—	18,000
Actuarial (gains) losses	291,839	70,641	1,984,586

ABO at year-end (1)	5,316,961	5,124,126	5,005,879

Projected benefit obligation (PBO) at the beginning of the year	5,555,432	5,481,189	3,348,095
Interest cost	217,632	218,648	146,857
Service cost	48,757	62,383	64,664
Benefits paid	232,633	191,384	271,434
Curtailments	(136,391)	2,813	2,867
Actuarial (gains) losses	246,802	(18,217)	2,190,140

PBO for service rendered to date at year-end	5,699,599	5,555,432	5,481,189

CHANGE IN PLAN ASSETS
Plan assets at fair value at the beginning of the year	2,441,549	2,288,860	2,286,010
Benefits paid	168,265	150,672	221,135
Member and company contribution	423,564	94,405	9,881
Return on Plan assets	320,542	208,956	214,104

Plan assets at fair value at year-end (2)	3,017,390	2,441,549	2,288,860

Projected benefit obligation in excess of plan assets	2,682,208	3,113,883	3,192,329
Unrecognized net liability at transition being recognized over 11 years	(134,328)	(157,811)	(182,345)
Unrecognized net gain	(499,224)	(526,788)	(388,014)

Net accrued pension cost (3)	2,048,656	2,429,284	2,621,970

(1)	Substantially all accumulated benefit obligations are vested.
(2)	This amount is recorded in non-consolidated insurance subsidiaries (see Note 2.j) based on contracts which cannot be considered as annuity contracts.
(3)	As of December 31, 2002, 2001 and 2000, the amounts included under the “Provisions for Contingencies and Expenses – Pension Allowance" caption in the consolidated balance sheet include some liabilities that under U.S. GAAP accounting are presented separately.

The following table shows the differences between the total commitments accrued by Spanish companies and the projected benefit obligation (PBO) under U.S. GAAP of the plans of the Bank and the Banesto Group as of December 31, 2002.

Thousands of Euro	2002	2001	2000

Total Accrued Commitments (Note 2.j)	9,975,207	8,874,906	8,458,909
Commitments arising from employees retired early (Note 2.j) (*)	(3,382,436)	(2,254,294)	(1,859,285)
Other commitments (Note 2.j)	(29,897)	(49,206)	(58,208)
Annuity contracts, total accrued commitments in other Spanish
companies and other (**)	(863,275)	(1,015,974)	(1,060,227)

Projected Benefit Obligation under U.S. GAAP (Note 27.5.e)	5,699,599	5,555,432	5,481,189

(*)	These are special termination benefits which are classified, as per Spanish GAAP, under “Provisions for Contingencies and Expenses – Pension Allowance” caption of the balance sheet.
(**)	Of which annuity contracts amounted to €856,048 thousands as of December 31, 2002.

Certain Group finance entities abroad have commitments to their employees that are similar to pensions.

The technical assumptions used by these entities (interest rates, mortality tables, cumulative annual CPI, etc.) are consistent with the economic conditions prevailing in those countries.

Back to Contents

As of December 31, 2002 and 2001, the total commitments accrued by these foreign companies amounted to €3,002, €4,034 and €3,541 million respectively. Of these amounts, €1,390, €2,395 and €2,685 million respectively, were covered by in-house pension allowances recorded under the “Provisions for Contingencies and Expenses – Pension Allowance” caption in the consolidated balance sheets. The remaining amount was covered by policies taken out with insurance companies.

Banespa is among the foreign entities the one with the biggest pension allowances. Its pension plans have been funded since the inclusion of Banespa in the Group (the acquisition in November 2000 of Capital Stock representing 66.5% of voting rights). In April 2001, the Bank acquired through a tender offer 67% of its Capital Stock, obtaining 98.3% of its voting rights (note 3). Then a previously planned voluntary redundancy program was launched and the bank reduced its employee role by approximately a third. In the process, assets allocated to plan assets were clearly defined. Banespa has 5 different Pension plans, some of them contributory plans, which are presented separately since they are different in nature. Some of the data on these plans are:

ACTUARIAL ASSUMPTIONS IN BANESPA	2002

Discount rate	12%
Life expectancy table	UP-84 rated 1 year for
males and females
Salary increase rate	0%
Inflation rate	5%

Thousands of Euros	2002

CHANGE IN BENEFIT OBLIGATION
Accumulated benefit obligation (ABO) at the beginning of the year	2,788,444
Interest cost	181,005
Service cost	11,436
Benefits paid	177,756
Curtailments	(76,972)
Actuarial and exchange (gains) losses	(1,252,367)

ABO at year-end	1,473,790

Vested benefit obligation (VBO) at year-end	1,358,564

Projected benefit obligation (PBO) at the beginning of the year	2,788,444
Interest cost	181,005
Service cost	11,436
Benefits paid	177,756
Curtailments	(76,972)
Actuarial and exchange (gains) losses	(1,252,367)

PBO for service rendered to date at year-end	1,473,790

CHANGE IN PLAN ASSETS
Plan assets at fair value at the beginning of the year	764,872
Benefits paid	177,756
Member and company contributions	168,762
Return on Plan assets	133,809
Exchange differences	(392,980)

Plan assets at fair value at year-end	496,707

Projected benefit obligation in excess of plan assets	977,083
Unrecognized net gain	104,267

Net accrued pension cost (1)	1,081,350

(1)	As of December 31, 2002 the in-house pension allowance balances of €1,390 millions include €1,122 millions covering Banespa’s Net Accrued Pension cost and other commitments related to employee special termination benefits.

Back to Contents

Banco Santander Central Hispano, Banesto and Banespa jointly account for more than 90% of the pension allowances in the Consolidated statements.

The following table presents the components of the combined net periodic pension costs for the Bank, the Banesto Group and Banespa:

	Thousands of Euros

NET PENSION COST	2002	2001	2000 (1)

Service cost	54,610	82,807	64,664
Interest cost	397,682	651,056	141,338
Excepted return on plan assets	(270,002)	(287,998)	(156,990)
Net amortization and deferral	32,100	39,113	20,564
Amount of curtailment (gain)/loss recognized	32,940	13,436	—
Participant contributions	(9,868)	(14,563)	—

Net pension cost	237,462	483,851	69,576

(1)	2000 Figures do not include Banespa

The Group has no significant post-retirement benefits obligations to its employees other than the pension commitments.

F) DERIVATIVE FINANCIAL INSTRUMENTS

Accounting principles-

The Group uses derivative financial instruments for trading purposes and to hedge asset and liability exposures. Derivatives accounted for as hedging operations include instruments that meet specific criteria required by Bank of Spain regulations. Derivatives accounted for as trading operations include instruments held for trading purposes and those that do not meet Bank of Spain requirements. A full description of the principles applied by the Group in accounting for derivative financial instruments is disclosed in Note 2.l. Spanish GAAP and U.S. GAAP differ in the accounting treatment of these transactions. See note in 27.1 a summary of the accounting criteria, and in note 27.2.m the impact on the reconciliation of net income and stockholders’ equity from Spanish GAAP to U.S. GAAP.

Fair value methods-

The following methods and assumptions were used by the Group in estimating its fair value disclosures for derivative financial instruments for which it is practicable to estimate such value.

Forward purchases/sales of foreign currency

Estimated fair value of these financial instruments is based on quoted market prices.

Forward purchase/sale of government debt securities

Estimated fair value of these financial instruments is based on quoted market prices since they are mostly traded in organized markets. On the other hand, the maturity of these operations is generally under fifteen days. Accordingly, no material unrecognized gains or losses can be found at closing.

Options and financial futures

Derivatives traded in organized markets are valued using the mark to market method so the fair value is based on quoted market prices.

For options and futures traded in OTC markets (mainly currency options), the fair value is estimated based on theoretical year-end closing prices. These year-end closing prices are calculated estimating the amounts the Group would receive or pay based upon the yield curve prevailing at year-end or prices.

As indicated above, the possible losses arising from the valuation of unhedged transactions are recognized by the Group and are recorded against income.

Forward rate agreements and interest rate swaps

Fair values of these contracts are estimated based on the discounted future cash flows related to the interest rates to be collected or paid, using for this purpose the yield curve prevailing at year-end.

The potential losses are recorded following the same procedure established for other OTC derivatives, which were described above.

Back to Contents

The disclosure of the notional principal amounts of the derivatives of the Group by trading or hedging operationsunder Spanish GAAP is as follows:

	Thousands of Euros

	2002	2001

Trading
Interest risk contracts:
Forward rate agreements	106,195,239	85,592,382
Interest rate swaps	405,490,371	330,490,011
Options and futures	100,149,515	97,751,596
Foreign exchange contracts:
Forward purchase/sale of foreign currency	26,241,998	32,132,812
Currency options	3,867,725	2,499,111
Currency swaps	1,336,413	789,634
Derivatives on securities and commodities (1)	20,585,862	18,025,597

	663,867,123	567,281,143
Hedging derivatives
Interest risk contracts:
Forward rate agreements	5,664,488	3,616,650
Interest rate swaps	23,564,898	56,303,000
Options and futures	17,179,846	15,530,405
Foreign exchange contracts:
Forward purchase/sale of foreign currency	21,455,995	15,305,188
Currency options	138,012	2,847,704
Currency swaps	20,409,877	37,371,365
Derivatives on securities and commodities (1)	35,342,878	16,861,172

	123,755,994	147,835,484

Total derivatives notional amount	787,623,117	715,116,627

(1)	Future commodity transacctions amounted to €1 and €3 millions as of December 31, 2002 an 2001, respectively.

The aggregate credit exposure of each category of derivative financial instruments held by the Group is shown below:

	Thousands of Euros

	2002	2001

OTC Interest Rate Derivatives:
Interest rate swaps	9,376,752	11,066,266
Forward rate agreements	73,996	219,789
Options	762,086	664,133

	10,212,834	11,950,188
OTC Foreign Exchange Derivatives:
Foreign currency forwards	3,974,635	5,600,817
Foreign currency swaps	2,131,878	2,641,439
Options	108,325	255,532

	6,214,838	8,497,788
Derivatives on securities and commodities	3,059,407	6,631,227
Total:	19,487,079	27,079,203

The following table shows for each type of instrument in the trading derivative portfolio the year-end carrying amount, the average fair value during the year and the year-end fair value for the years 2002 and 2001:

Back to Contents

	Thousands of Euros

	2002			2001
	Carrying	Fair Value	Average	Carrying	Fair Value	Average
Trading Derivative Portfolio	Amount (*)	at Closing	Fair Value	Amount (*)	at Closing	Fair Value

Interest risk contracts:
Forward rate agreements	106,195,239	4,394	5,464	85,592,382	14,286	21,486
Interest rate swaps	405,490,371	167,860	74,064	330,490,011	(27,815)	(13,108)
Options and futures	100,149,515	(25,588)	(35,662)	97,751,596	36,734	43,177

Foreign exchange contracts:
Forward purchase/sale of foreign currency	26,241,998	(10,060)	17,925	32,132,812	45,677	19,948
Currency options	3,867,725	(4,418)	2,418	2,499,111	6,413	12,261
Currency swaps	1,336,413	48	43	789,634	6,317	14,274
Derivatives on securities and commodities	20,585,862	39,300	(53,715)	18,025,597	25,315	88,788

	663,867,123	171,536	10,537	567,281,143	106,927	186,826

(*)	Carrying Amount is presented following Spanish GAAP valuation principles. One significant difference with U.S. GAAP in valuation criteria comes from SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”. Following US valuation criteria, all derivatives would be valued at market prices and some operations would have been changed from hedge accounting to speculative accounting.

Other information-

The Group manages its exposures to market movements by modifying the asset and liability mix, either directly or through the use of derivative financial products including interest rate swaps, equity swaps, futures, forwards, purchased option positions (interest rate caps, floors, and collars) and foreign exchange contracts.

In the Group the use of derivatives for trading purposes is subject to limits clearly defined (trader, entity, business segment, country, etc.) and controlled using Value at Risk (VaR) methodology. Derivatives are also used for hedging purposes when a reduction of risk is desired. To qualify as an accounting hedge, the hedge relationship should be documented detailing the exposure to be hedged and the financial instrument that reduce the risk. The effectiveness of the hedging relationship should be tested.

Effective January 1, 2001 U.S. GAAP adopted SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, while Spanish GAAP keep unchanged. Differences affect especially the accounting of hedging derivatives, both on the criteria to qualify as a hedge and on its valuation (see note 27.1). The Group adopted SFAS 133 only for reconciliation of Stockholders’ equity and Net income purposes, but keeps its accounting records under Spanish GAAP.

To calculate the reconciliation item to U.S. GAAP, the following changes are made:

•	Some transactions that qualify as hedging relationship under Spanish GAAP are adjusted to speculative accounting under U.S. GAAP. It applies especially to macro-hedge operations that are permitted under Spanish GAAP (under strict procedure requirements) and which cannot be accounted for as hedge operations under U.S.GAAP.

•	For hedging operations under Spanish GAAP that also qualify as such under U.S. GAAP, the values of the hedged item and the derivative transaction are adjusted to market values. This adjustment is made against profit and loss or Accumulated Other Comprehensive Income, accordingly to the designation of the hedge relationship.

•	The derivative instruments accounted for as trading operations under Spanish GAAP are adjusted in its valuation to recognize in net income the net unrealized gains (Spanish GAAP doesn’t allow to recognize them until they are effectively settled).

Since designation of derivative transactions as hedging or trading differs between Spanish and U.S. GAAP, we make these adjustments each time reconciliation to U.S. GAAP is calculated. The following table shows these adjustments and their change during the year:

		Thousands of Euros, amounts net of taxes

		December 31, 2002		December 31, 2001		January 1, 2001

		Net	Stockholder’s	Net	Stockholder’s	Net	Stockholder’s
Designation under:		income	equity	income	equity	income	equity

Spanish GAAP	U.S. GAAP

Hedge accounting	Trading accounting	166,592	166,592	(7,450)	(7,450)	31,851	31,851
Hedge accounting	Hedge accounting	(44,476)	(171,182)	70,217	48,348	16,615	76,806
Trading accounting	Trading accounting	25,032	25,032	5,418	5,418	83,943	83,943

Total		147,148	20,442	68,185	46,316	132,409	192,600

Back to Contents

The transition impact of SFAS 133 was a credit of €60.2 million on Accumulated Other Comprehensive Income and an increase of net income of €132.4 million (an increase of €192.6 million in Stockholder’s equity). The positive effect on net income was reduced to €68.2 millions for the whole year 2001, and to a debit of €21.9 million on Accumulated Other Comprehensive Income (a net increase of €46.3 million in Stockholder’s equity).

G) FAIR VALUE OF FINANCIAL INSTRUMENTS

As required by SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, the Group has estimated and disclosed the fair value information about financial instruments for which it is practicable to estimate that value. Fair value of a financial instrument is the amount for which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value is best determined by values quoted through active trading markets. Active trading markets are characterized by numerous transactions of similar financial instruments between willing buyers and willing sellers. Because no active trading market exists for various types of financial instruments, many of the fair values disclosed were derived using present value estimates or other valuation techniques. Therefore, the Group’s ability to actually realize these derived values cannot be assured.

The estimated fair values disclosed under SFAS No. 107 may vary significantly between institutions based on the estimates and assumptions used in the various valuations methods. Additionally SFAS No. 107 disclosures exclude goodwill, non-financial assets such as real state as well as certain financial instruments such as leases. Accordingly, the aggregate estimate fair values presented in the following tables do not represent the market value of the whole Group.

The following table presents the carrying value and fair value of the Group’s financial instruments as of December 31, 2002 and 2001:

	Thousands of Euros

	2002		2001

	Carrying	Fair	Carrying	Fair
	Amount (*)	Value	Amount	Value

Assets:
Cash and due from banks	9,284,682	9,284,682	15,179,198	15,179,198
Interest-earning deposits	15,899,489	15,997,047	21,100,748	20,858,588
Securities purchased under agreements to resell	24,424,227	24,424,227	19,221,203	19,221,203
Investment securities	64,664,047	66,200,512	74,483,677	77,521,838
Loans and leases, net of unearned income	164,754,652	166,090,585	176,373,259	174,284,552
Less- Allowance for loans losses	(4,957,263)	(4,957,263)	(5,287,314)	(5,287,314)

Liabilities:
Deposits:
Non-interest	6,383,086	6,383,086	5,786,827	5,786,827
Demand	44,970,013	44,970,013	50,722,393	50,722,393
Savings	22,703,465	22,562,418	24,878,902	24,672,417
Time	91,148,543	90,717,038	90,247,274	88,028,417
Short-term borrowings	66,263,102	66,858,193	86,211,069	89,340,313
Long-term debt	32,912,340	42,593,324	34,050,852	43,618,671

(*)	Carrying Amount is presented according to U.S. GAAP criterion but following Spanish GAAP valuation principles. One significant difference in valuation criteria comes from SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”. Following US valuation criteria Assets and Liabilities hedged would be valued at market prices.

Unused credit facilities granted to third parties are indexed to market interest rates at the moment of disposal, or to fixed interest rates well above the market (mostly credit cards). The positive fair value of them is not material.

The Group has used the following methods and assumptions in estimating its fair value disclosures for financial instruments for which it is practicable to estimate such value:

Cash and due from banks

For this short-term instrument, the carrying amount is a reasonable estimate of fair value.

Interest-earning deposits in other banks and securities purchased under agreement to resell-

For assets maturing within three months, the carrying amount is a reasonable estimate of fair value. The fair value of the remaining assets maturing in over three months, is estimated by discounting the expected future cash flows using rates currently offered for deposits of similar remaining maturities.

Investment securities-

Back to Contents

Debt securities:

Listed securities: fair values are based on year-end quoted market prices.

Unlisted securities: fair values are estimated on the basis of quoted market prices of other listed debt securities of similar interest rate, credit risk and maturity. If no similar listed debt securities can be identified, the fair value is estimated by discounting future cash-flows using year-end rates based on market rates available on securities with similar credit and maturity characteristics of the Group’s.

Equity securities:

Listed securities with less than 3% ownership: fair values are based on year-end quoted market price.

Unlisted securities: fair values are determined based on the underlying book value of the investment considering latest investee’s financial statements (in some cases unaudited) and other information available.

Loans and leases

The fair values of the loan portfolio have been estimated as follows:

1.	The estimate of the provision for possible loan losses includes consideration of risk premiums applicable to various types of loans based on factors such as the current situation of the economic sector in which each borrower operates the economic situation of each borrower and guarantees obtained. Accordingly, the allowance for possible loan losses is considered a reasonable estimate of the discount required to reflect the impact of credit risk.

2.	For short term fixed and floating-rate loans for which the interest rates are similar to the average rates currently offered for each type of loan (such as commercial or mortgage loans), the carrying amount, net of the related allowance for possible loan losses, is considered a reasonable estimate of fair value.

3.	The fair values of the remaining loans, which the Group determined that are at rates different to those currently offered, are estimated as the present value of future cash flows, discounted at the year-end interest rates at which similar loans are being granted to borrowers with similar credit ratings and remaining maturities.

Deposits and short-term borrowings

For financial instruments maturing within three months, the carrying amount is a reasonable estimate of fair value. For financial instruments maturing in over three months, the fair value is estimated by discounting the expected future cash flows using rates currently offered for deposits of similar remaining maturities.

Long-term debt

Listed debentures: Fair values are based on year-end quoted market prices.

Unlisted debentures: Fair value is estimated by discounting the future cash flows over the remaining term to maturity of such debt. Discount rates are determined based on market rates available at year-end on securities with similar credit and maturity characteristics within the Group’s portfolio.

H)	GEOGRAPHIC AND BUSINESS SEGMENT DISCLOSURES (SFAS 131)

Geographic disclosures required be SFAS 131 are included in Note 25. Segment disclosures are the following:

	•	European Commercial Banking

	•	Commercial Banking in Latin America

	•	Asset Management and Private Banking

	•	Global Wholesale Banking

	•	Corporate Center

These segments are defined by management, and reflect the way business is conducted. Except for the Corporate Centrer, each business segment has an executive manager responsible for its performance. All financial information related to business segments is presented under Spanish GAAP.

The segregation of each of these areas is based on the financial statements of the different legally incorporated units. In all cases, the financial statements are adapted to Spanish regulations, reflecting both the adjustments for homogenization and/or the applicable consolidation adjustments.

The goodwill originated from all different investments made by the Group, as well as its amortization, is allocated to Corporate Center. The decisions related to acquisitions and prices offered in these purchases are taken in a centralized way. The others business segments present its net income without any charge derived from Goodwill and its performance is evaluated by management without any goodwill allocation.

Back to Contents

The criteria for the allocation of capital was changed from past years in order to be able to compare the returns on the different businesses. All the areas have been assigned the minimum regulatory capital for risk assets, except for two: Corporate Banking and Commercial Banking Latin America. Experience has shown that economic risk in Corporate Banking is lower than its regulatory risk weighting and it consumes less capital than assigned, while in Latin America it is higher. Management considers that it is therefore advisable to weight the regulatory capital for Corporate Banking downward (50%) and upward (50%) in Latin America. The Group’s institutional costs, traditionally in the Corporate Center, have been distributed among all businesses. The rest of costs attributed to support and control services continue to be distributed in accordance with the Group’s traditional criteria.

The 2001 and 2000 figures have been adjusted to apply the same management control criteria by business area adopted in 2002, following completion of the integration process. They also include changes, of little significance, to the consolidation perimeter and contain activity allocations to the business areas. These adjustments were made to facilitate year-on-year comparisons on a like-for-like basis of business area performance.

The business areas’ new definition and content are now as follows:

•	European Commercial Banking: This covers the banking activities of the different networks and specialized units in Europe, chiefly with individual clients and SMEs, as well as private and public institutions. There are five units: Santander Central Hispano Commercial Banking, Banesto, Consumer Financing, Portugal and On-line Banking.

•	Commercial Banking Latin America: This area covers the Group’s universal banking activities in Latin America through its subsidiary banks and finance companies. It does not include, unless there are distribution agreements, the results of investment banking or asset management channeled through specialized business units. In accordance with the principles already stated, the entities in these countries adopt Spanish accounting regulations except for amortization of goodwill, which continues to be considered as a cost unrelated to the management of business, and country-risk provisions.

•	Asset Management and Private Banking: Asset management includes pension and mutual funds and bancassurance, and private banking activity with clients via the specialized units in Spain and abroad. In both cases, the agreements for distribution of commissions with the Group’s networks throughout the world remain in force for remuneration of distribution and customer attention.

•	Global Wholesale Banking: This area covers Santander Central Hispano’s corporate banking in Spain and Europe, treasury activities in Madrid and New York and investment banking throughout the world.

•	Corporate Center: This area is responsible for the centralized activities relating to strategic or temporary equity stakes in industrial and financial companies, financial management related to the structural exchange rate position, the Group’s asset and liability portfolio and management of issues and securitization. It also controls all capital and reserves and allocations of capital and liquidity to the different business areas. Lastly, the area also covers, on a temporary basis, businesses that are being wound down or closed in order not to distort the recurrent revenues of other businesses. In exceptional circumstances, it includes the launch of an activity of a strategic nature.

The followings charts summarizes key financial data of each business activity:

Euro million	Net Attributable Income					Variation %	ROE (%)

	2002	2001	2000	02/01	01/00	2002	2001	2000

European Commercial Banking	1,565.7	1,392.2	1,284.6	12.47	8.37	19.07	18.18	18.90
Santander Central Hispano	786.0	739.2	803.6	6.33	(8.01)	21.34	20.79	24.90
Banesto	414.2	411.4	365.4	0.68	12.58	17.28	18.32	17.90
Portugal	191.2	163.0	88.7	17.29	83.89	15.71	13.79	9.80
Consumer Financing in Europe	209.1	110.4	75.3	89.42	46.64	24.73	17.98	15.10
On-line Banking	(34.8)	(31.9)	(48.4)	(9.29)	(34.13)	—	—	—
Commercial Banking Latin America	1,098.5	1,207.1	643.3	(8.99)	87.66	22.89	22.81	14.80
Asset Management & Private Banking	327.0	356.5	253.5	(8.30)	40.63	66.08	71.97	64.30
Global Wholesale Banking	176.3	373.3	259.2	(52.77)	44.02	9.30	18.37	15.70
Corporate Center	(920.4)	(842.8)	(182.5)	(9.20)	361.93	—	—	—

Total	2,247.2	2,486.3	2,258.1	(9.62)	10.10	12.42	13.86	17.59

Back to Contents

Euro million	Net Operating Income					Variation %	Efficiency (%)

	2002	2001	2000	02/01	01/00	2002	2001	2000

European Commercial Banking	2,810.2	2,431.3	2,178.1	15.58	11.63	50.04	53.43	55.58
Santander Central Hispano	1,383.6	1,283.3	1,272.6	7.82	0.84	50.00	52.87	53.11
Banesto	609.1	565.6	496.6	7.69	13.91	51.44	53.17	56.65
Portugal	366.0	366.6	258.1	(0.18)	42.08	49.38	51.14	55.45
Consumer Financing in Europe	441.4	230.1	185.7	91.85	23.87	43.34	50.74	55.75
On-line Banking	10.1	(14.3)	(34.9)	—	59.01	84.85	109.41	141.06
Commercial Banking Latin America	2,204.5	3,096.5	1,768.6	(28.81)	75.09	54.01	52.74	58.65
Asset Management & Private Banking	476.4	510.5	361.9	(6.68)	41.06	41.94	44.91	50.36
Global Wholesale Banking	344.9	558.2	385.5	(38.21)	44.81	51.49	42.67	49.08
Corporate Center	(270.2)	(652.1)	(5.5)	58.56	—	—	—	—

Total	5,565.8	5,944.5	4,688.6	(6.37)	26.79	52.28	53.98	56.11

Euro million	Net Interest Revenue			Variation %

	2002	2001	2000	02/01	01/00

European Commercial Banking	4,474.3	4,240.7	3,878.2	5.51	9.35
Santander Central Hispano	2,064.8	2,106.1	1,975.7	(1.96)	6.60
Banesto	1,002.7	986.2	921.8	1.68	6.99
Portugal	649.1	700.7	522.6	(7.37)	34.07
Consumer Financing in Europe	686.7	393.9	425.6	74.36	(7.45)
On-line Banking	71.0	53.8	32.6	32.07	64.92
Commercial Banking Latin America	4,589.3	5,697.0	3,941.3	(19.44)	44.55
Asset Management & Private Banking	114.3	155.4	95.0	(26.45)	63.52
Global Wholesale Banking	455.1	570.1	410.7	(20.18)	38.82
Corporate Center	(274.3)	(406.4)	(35.7)	32.51	—

Total	9,358.7	10,256.8	8,289.6	(8.76)	23.73

The following are the reconciliation of reportable segment revenues to the Group’s consolidated totals:

Income statement.		Commercial	Asset
By business segment	European	Banking	Management	Global
January-December 2002	Commercial	Latin	& Private	Wholesale	Corporate	Total
Amounts in millions of Euro	Banking	America	Banking	Banking	Center	Group

Net interest revenue	4,474.3	4,589.3	114.3	455.1	(274.3)	9,358.7

Net fees and commissions	1,964.2	1,267.9	721.3	326.0	9.9	4,289.3

Basic revenue	6,438.5	5,857.2	835.6	781.0	(264.4)	13,647.9

Trading gains	95.9	103.6	34.2	(6.0)	128.5	356.3

Net operating revenue	6,534.4	5,960.8	869.8	775.1	(135.9)	14,004.2

Personnel and general expenses	(3,269.7)	(3,219.3)	(364.8)	(399.1)	(69.2)	(7,322.1)
a) Personnel expenses	(2,289.1)	(1,717.6)	(222.5)	(269.5)	(23.0)	(4,521.7)
b) General expenses	(980.6)	(1,501.6)	(142.3)	(129.6)	(46.3)	(2,800.3)
Depreciation	(396.4)	(336.8)	(28.0)	(29.8)	(99.0)	(889.8)
Other operating costs	(58.2)	(200.2)	(0.6)	(1.3)	33.9	(226.5)

Net operating income	2,810.2	2,204.5	476.4	344.9	(270.2)	5,565.8

Income from equity. acc. holdings	72.2	(1.6)	48.7	(1.7)	162.4	279.9
Other income	(44.5)	145.4	(38.7)	(18.9)	626.6	669.8
Net provisions for loan. losses	(640.4)	(1,054.2)	(4.2)	(65.4)	115.9	(1,648.2)
Goodwill amortization	—	—	—	—	(1,358.6)	(1,358.6)

Income before taxes	2,197.4	1,294.2	482.2	258.9	(724.0)	3,508.7

Net consolidated income	1,636.6	1,172.7	331.3	176.9	(531.9)	2,785.6

Net attributable income	1,565.7	1,098.5	327.0	176.3	(920.4)	2,247.2

Back to Contents

The total assets reconciliation from business segments to consolidated figures is presented in the table below:

Total Assets	Euro Millions

December 2002

European Commercial Banking	153,493.0
Commercial Banking Latin America	83,909.8
Asset Management & Private Banking	9,465.6
Global Wholesale Banking	69,773.1
Corporate Center	79,539.6

Total assets for reportable segments	396,181.2

Balances between entities of different business segment	(44,071.5)
Liquidity lent between segments	(17,847.1)
Capital allocated to segments	(14,334.4)
Assets netted from liabilities in business segment balance sheet presentation (1)	4,279.9

Consolidated Total Assets	324,208.1

(1)	Essentially "Treasury Stock" and "Prior Year's losses at consolidated companies" item in the consolidated balance sheet.

Back to Contents

European Commercial Banking

Income statement. January-December
Millions of Euros				Change %

	2002	2001	2000	02/01	01/00

Net interest revenue	4,474.3	4,240.7	3,878.2	5.5	9.3

Net fees and commissions	1,964.2	1,811.7	1,816.9	8.4	(0.3)

Basic revenue	6,438.5	6,052.4	5,695.1	6.4	6.3

Trading gains	95.9	110.3	98.9	(13.0)	11.5

Net operating revenue	6,534.4	6,162.7	5,794.0	6.0	6.4

Personnel and general expenses	(3,269.7)	(3,292.7)	(3,220.1)	(0.7)	2.3
a) Personnel expenses	(2,289.1)	(2,319.1)	(2,271.3)	(1.3)	2.1
b) General expenses	(980.6)	(973.6)	(948.9)	0.7	2.6
Depreciation	(396.4)	(374.1)	(371.1)	5.9	0.8
Other operating costs	(58.2)	(64.6)	(24.7)	(9.9)	161.8

Net operating income	2,810.2	2,431.3	2,178.1	15.6	11.6

Income from equity - acc. holdings	72.2	65.8	76.3	9.7	(13.7)
Other income	(44.5)	(19.8)	(54.4)	124.3	(63.5)
Net provisions for loan - losses	(640.4)	(562.8)	(449.2)	13.8	25.3
Goodwill amortization	—	—	—	—	—

Income before taxes	2,197.4	1,914.4	1,750.7	14.8	9.4

Net consolidated income	1,636.6	1,457.9	1,352.7	12.3	7.8

Net attributable income	1,565.7	1,392.2	1,284.6	12.5	8.4

Balance sheet. December

Loans	109,207.8	99,890.5	90,412.0	9.3	10.5
Government securities	4,029.5	3,876.7	6,121.1	3.9	(36.7)
Due from banks	22,203.5	21,282.8	15,120.0	4.3	40.8
Investment securities	6,911.7	7,415.9	5,919.2	(6.8)	25.3
Tangible and intangible assets	3,180.2	3,537.0	3,527.3	(10.1)	0.3
Other assets	7,960.4	7,232.7	6,754.0	10.1	7.1

Total Assets / Liabilities	153,493.0	143,235.6	127,853.6	7.2	12.0

Customer deposits	90,254.8	85,905.7	79,297.9	5.1	8.3
Debt securities	7,401.3	6,095.9	4,066.5	21.4	49.9
Subordinated debt	1,017.7	1,423.1	1,117.9	(28.5)	27.3
Due to banks	32,954.0	29,238.3	24,763.3	12.7	18.1
Other liabilities	13,445.6	13,809.3	11,054.0	(2.6)	24.9
Capital assigned	8,419.5	6,763.3	7,554.1	24.5	(10.5)

Other managed funds (off - balance sheet)	53,309.9	53,843.3	51,176.7	(1.0)	5.2

Mutual funds	45,855.6	47,832.8	45,985.8	(4.1)	4.0
Pension funds	6,179.0	5,712.1	5,059.5	8.2	12.9
Managed portfolios	1,275.2	298.4	131.4	327.4	127.1

Customer funds	151,983.7	147,268.0	135,659.0	3.2	8.6

Total managed funds	206,802.9	197,078.9	179,030.3	4.9	10.1

Ratios (%) and other data
ROE	19.07	18.18	18.90
Efficiency Ratio (personnel & gen.
expenses / net op. revenue)	50.04	53.43	55.58
NPL Ratio	1.41	1.45	1.40
NPL coverage	161.99	147.61	140.33

Back to Contents

Santander Central Hispano
Income statement. January-December

Millions of Euros	2002	2001	2000

Net interest revenue	2,064.8	2,106.1	1,975.7

Net fees and commissions	1,144.4	1,080.4	1,191.0

Basic revenue	3,209.1	3,186.5	3,166.7

Trading gains	40.8	45.3	51.7

Net operating revenue	3,249.9	3,231.8	3,218.3

Personnel and general expenses	(1,625.1)	(1,708.5)	(1,709.3)
a) Personnel expenses	(1,231.5)	(1,277.7)	(1,299.9)
b) General expenses	(393.6)	(430.8)	(409.4)
Depreciation	(184.7)	(188.7)	(218.6)
Other operating costs	(56.6)	(51.3)	(17.8)

Net operating income	1,383.6	1,283.3	1,272.6

Income from equity - acc. holdings	—	—	—
Other income	(5.0)	10.1	14.9
Net provisions for loan - losses	(284.8)	(263.8)	(168.5)
Goodwill amortization	—	—	—

Income before taxes	1,093.8	1,029.5	1,119.0

Net consolidated income	787.2	741.0	805.4

Net attributable income	786.0	739.2	803.6

Balance sheet. December
Loans	49,646.5	48,421.5	45,255.5
Government securities	—	—	—
Due from banks	29.9	278.8	153.2
Investment securities	1.3	1.5	0.8
Tangible and intangible assets	1,719.4	1,966.0	1,958.3
Other assets	994.6	1,261.0	1,260.6

Total Assets / Liabilities	52,391.7	51,928.8	48,628.4

Customer deposits	42,606.9	40,472.8	39,037.9
Debt securities	553.4	802.8	1,281.2
Subordinated debt	—	—	—
Due to banks	553.2	1,110.0	1,045.3
Other liabilities	4,774.9	5,970.9	3,868.9
Capital assigned	3,903.4	3,572.3	3,395.1

Other managed funds (off - balance sheet)	37,352.4	40,004.6	39,403.3

Mutual funds	33,047.3	36,103.4	35,966.0
Pension funds	4,305.1	3,901.1	3,437.3
Managed portfolios	—	—	—

Customer funds	80,512.7	81,280.2	79,722.4

Total managed funds	89,744.1	91,933.4	88,031.7

Ratios (%) and other data
ROE	21.34	20.79	24.90
Efficiency Ratio (personnel & gen. expenses / net op. revenue)	50.00	52.87	53.11
NPL Ratio	1.08	1.06	0.89
NPL coverage	170.14	154.72	148.39

Back to Contents

Banesto
Income statement. January-December

Millions of Euros	2002	2001	2000

Net interest revenue	1,002.7	986.2	921.8

Net fees and commissions	432.1	420.4	418.7

Basic revenue	1,434.8	1,406.6	1,340.5

Trading gains	47.0	40.6	30.3

Net operating revenue	1,481.8	1,447.2	1,370.8

Personnel and general expenses	(762.3)	(769.4)	(776.5)
a) Personnel expenses	(559.8)	(566.7)	(578.5)
b) General expenses	(202.5)	(202.7)	(197.9)
Depreciation	(96.4)	(87.0)	(82.1)
Other operating costs	(14.0)	(25.2)	(15.7)

Net operating income	609.1	565.6	496.6

Income from equity - acc. holdings	56.1	63.8	72.6
Other income	15.4	31.5	(51.4)
Net provisions for loan - losses	(118.3)	(146.7)	(101.3)
Goodwill amortization	—	—	—

Income before taxes	562.3	514.2	416.6

Net consolidated income	434.1	426.5	381.8

Net attributable income	414.2	411.4	365.4

Balance sheet. December
Loans	26,701.7	23,596.9	20,620.9
Government securities	4,029.5	3,876.6	6,121.0
Due from banks	8,265.9	6,873.8	8,995.1
Investment securities	4,632.1	5,422.1	3,943.1
Tangible and intangible assets	890.4	957.2	994.9
Other assets	4,591.6	3,576.7	3,276.6

Total Assets / Liabilities	49,111.1	44,303.3	43,951.6

Customer deposits	25,501.2	24,538.5	23,447.4
Debt securities	2,601.6	1,235.4	653.3
Subordinated debt	468.1	698.2	669.4
Due to banks	12,085.6	11,325.6	12,506.3
Other liabilities	6,216.1	5,188.2	4,439.9
Capital assigned	2,238.5	1,317.4	2,235.3

Other managed funds (off - balance sheet)	9,996.7	9,902.1	8,900.4

Mutual funds	8,743.0	8,644.8	7,717.5
Pension funds	1,046.0	1,076.0	1,051.5
Managed portfolios	207.7	181.3	131.4

Customer funds	38,567.6	36,374.1	33,670.5

Total managed funds	59,107.8	54,205.4	52,852.0

Ratios (%) and other data
ROE	17.28	18.32	17.90
Efficiency Ratio (personnel & gen. expenses / net op. revenue)	51.44	53.17	56.65
NPL Ratio	0.78	0.81	0.84
NPL coverage	274.57	253.27	227.28

Back to Contents

Portugal (commercial banking)
Income statement. January-December
Millions of Euros

	2002	2001	2000

Net interest revenue	649.1	700.7	522.6

Net fees and commissions	185.2	164.7	133.2

Basic revenue	834.3	865.4	655.9

Trading gains	16.9	21.6	23.6

Net operating revenue	851.2	887.0	679.5

Personnel and general expenses	(420.3)	(453.6)	(376.8)
a) Personnel expenses	(270.4)	(303.8)	(229.8)
b) General expenses	(149.9)	(149.9)	(147.0)
Depreciation	(61.1)	(64.7)	(43.6)
Other operating costs	(3.9)	(2.0)	(1.1)

Net operating income	366.0	366.6	258.1

Income from equity - acc. holdings	4.0	1.3	0.1
Other income	(47.0)	(54.3)	(23.6)
Net provisions for loan - losses	(50.6)	(56.3)	(83.9)
Goodwill amortization	—	—	—

Income before taxes	272.4	257.4	150.7

Net consolidated income	235.7	208.8	132.1

Net attributable income	191.2	163.0	88.7

Ratios (%) and other data
ROE	15.71	13.79	9.80
Efficiency Ratio (personnel & gen. expenses / net op. revenue)	49.38	51.14	55.45
NPL Ratio	2.27	2.64	3.01
NPL coverage	110.77	111.85	105.57

Consumer Financing in Europe
Income statement. January-December
Millions of Euros

	2002	2001	2000

Net interest revenue	686.7	393.9	425.6

Net fees and commissions	158.6	104.0	31.4

Basic revenue	845.3	497.9	457.0

Trading gains	(13.5)	(0.6)	(7.3)

Net operating revenue	831.9	497.3	449.7

Personnel and general expenses	(360.5)	(252.3)	(250.7)
a) Personnel expenses	(190.8)	(133.7)	(131.4)
b) General expenses	(169.7)	(118.6)	(119.3)
Depreciation	(47.3)	(29.9)	(23.6)
Other operating costs	17.4	15.0	10.4

Net operating income	441.4	230.1	185.7

Net provisions for loan - losses	(155.8)	(75.2)	(86.7)
Other income	18.0	(6.7)	15.9

Income before taxes	303.6	148.1	115.0

Net consolidated income	214.6	115.0	81.7

Net attributable income	209.1	110.4	75.3

Ratios (%) and other data
ROE	24.73	17.98	15.10
Efficiency Ratio (personnel & gen. expenses / net op. revenue)	43.34	50.74	55.75
NPL Ratio	2.84	2.99	2.68
NPL coverage	143.72	119.69	125.79

Back to Contents

On-line Banking
Income statement. January-December
Millions of Euros

	2002	2001	2000

Net interest revenue	71.0	53.8	32.6

Net fees and commissions	43.9	42.2	42.5

Basic revenue	114.9	96.0	75.1

Trading gains	4.7	3.4	0.7

Net operating revenue	119.7	99.4	75.8

Personnel and general expenses	(101.5)	(108.8)	(106.9)
a) Personnel expenses	(36.6)	(37.1)	(31.6)
b) General expenses	(64.9)	(71.7)	(75.3)
Depreciation	(6.9)	(3.8)	(3.2)
Other operating costs	(1.1)	(1.1)	(0.5)

Net operating income	10.1	(14.3)	(34.9)

Net provisions for loan – losses	(30.9)	(20.8)	(8.9)
Other income	(13.9)	0.3	(6.7)

Income before taxes	(34.7)	(34.8)	(50.4)

Net consolidated income	(35.1)	(33.4)	(48.4)

Net attributable income	(34.8)	(31.9)	(48.4)

Ratios (%) and other data
ROE	—	—	—
Efficiency Ratio (personnel & gen. expenses / net op. revenue)	84.85	109.41	141.06
NPL Ratio	5.20	4.73	1.58
NPL coverage	106.70	71.52	160.17

Back to Contents

Commercial Banking Latin America
Income statement–January-December
Millions of Euros
	Commercial Banking			Change %

	2002	2001	2000	02/01	01/00

Net interest revenue	4,589.3	5,697.0	3,941.3	(19.4)	44.5

Net fees and commissions	1,267.9	1,586.4	1,142.5	(20.1)	38.9

Basic revenue	5,857.2	7,283.4	5,083.8	(19.6)	43.3

Trading gains	103.6	551.3	293.4	(81.2)	87.9

Net operating revenue	5,960.8	7,834.7	5,377.2	(23.9)	45.7

Personnel and general expenses	(3,219.3)	(4,132.3)	(3,153.7)	(22.1)	31.0
a) Personnel expenses	(1,717.6)	(2,327.8)	(1,639.0)	(26.2)	42.0
b) General expenses	(1,501.6)	(1,804.5)	(1,514.7)	(16.8)	19.1
Depreciation	(336.8)	(436.8)	(342.8)	(22.9)	27.4
Other operating costs	(200.2)	(169.2)	(112.0)	18.3	51.0

Net operating income	2,204.5	3,096.5	1,768.6	(28.8)	75.1

Income from equity – acc. holdings	(1.6)	(15.4)	6.6	(89.9)	(333.7)
Other income	145.4	(549.7)	(148.4)	—	270.5
Net provisions for loan – losses	(1,054.2)	(979.2)	(633.1)	7.7	54.7
Goodwill amortization	—	—	—	—	—

Income before taxes	1,294.2	1,552.2	993.7	(16.6)	56.2

Net consolidated income	1,172.7	1,383.0	874.1	(15.2)	58.2

Net attributable income	1,098.5	1,207.1	643.3	(9.0)	87.7

Balance sheet: December
Millions of Euros
				Change %

	2002	2001	2000	02/01	01/00

Loans	32,567.4	49,813.3	51,825.6	(34.6)	(3.9)
Due from banks	16,623.7	27,756.6	3,577.0	(40.1)	676.0
Investment securities	22,620.9	32,481.0	34,691.7	(30.4)	(6.4)
Tangible and intangible assets	1,590.6	2,775.9	2,851.3	(42.7)	(2.6)
Other assets	10,507.4	16,183.1	15,156.0	(35.1)	6.8

Total Assets / Liabilities	83,909.8	129,009.9	108,101.6	(35.0)	19.3

Customer deposits	39,739.7	55,982.4	62,100.9	(29.0)	(9.9)
Debt securities	5,374.4	12,195.9	6,998.0	(55.9)	74.3
Subordinated debt	604.0	732.9	769.3	(17.6)	(4.7)
Due to banks	27,753.9	42,143.2	18,279.5	(34.1)	130.5
Other liabilities	6,810.1	12,833.1	13,820.2	(46.9)	(7.1)
Capital assigned	3,627.8	5,122.4	6,133.8	(29.2)	(16.5)

Other managed funds (off - balance sheet)	24,626.8	31,436.8	26,909.8	(21.7)	16.8

Mutual funds	10,288.7	14,728.6	12,212.7	(30.2)	20.6
Pension funds	10,858.5	12,672.9	10,895.0	(14.3)	16.3
Managed portfolios	3,479.6	4,035.4	3,802.0	(13.8)	6.1

Customer funds	70,344.9	100,348.0	96,778.0	(29.9)	3.7

Total managed funds	108,536.6	160,446.7	135,011.4	(32.4)	18.8

Ratios (%) and other data
ROE	22.89	22.81	14.80
Efficiency Ratio (personnel & gen. expenses / net
op. revenue)	54.01	52.74	58.65
NPL Ratio	4.08	3.33	4.54
NPL coverage	113.66	128.70	111.24

Back to Contents

During 2002 the financial system of Argentina experienced such important changes that its results cannot be considered recurrent. Results from that country have been analyzed separately. The Group had created allowances to cover investment, goodwill, transfer risk, and it neutralizes all impact on 2002 net income (see note 1). The following table presents the Commercial banking in America Profit & Loss statement excluding Argentina:

Commercial Banking Latin America
Income statement. January–December	AMERICA (excluding Argentina)
Millions of Euros
	Commercial Banking			Change %

	2002	2001	2000	02/01	01/00

Net interest revenue	4,562.6	5,020.4	3,276.2	(9.1)	53.2

Net fees and commissions	1,158.6	1,229.8	823.9	(5.8)	49.3

Basic revenue	5,721.1	6,250.2	4,100.2	(8.5)	52.4

Trading gains	95.4	622.6	217.4	(84.7)	186.4

Net operating revenue	5,816.6	6,872.8	4,317.6	(15.4)	59.2

Personnel and general expenses	(3,070.4)	(3,663.5)	(2,686.3)	(16.2)	36.4
a) Personnel expenses	(1,641.4)	(2,058.0)	(1,371.0)	(20.2)	50.1
b) General expenses	(1,429.0)	(1,605.6)	(1,315.3)	(11.0)	22.1
Depreciation	(319.1)	(359.1)	(267.7)	(11.2)	34.2
Other operating costs	(179.5)	(141.2)	(88.8)	27.1	59.1

Net operating income	2,247.6	2,708.9	1,274.9	(17.0)	112.5

Income from equity – acc. holdings	(1.1)	(24.2)	2.6	95.4	(1,038.6)
Other income	(176.3)	(499.0)	(146.5)	(64.7)	240.6
Net provisions for loan – losses	(782.5)	(716.7)	(473.5)	9.2	51.3
Goodwill amortization	—	—	—	—	—

Income before taxes	1,287.7	1,469.0	657.4	(12.3)	123.5

Net consolidated income	1,173.9	1,344.0	629.9	(12.7)	113.4

Net attributable income	1,098.5	1,172.8	478.2	(6.3)	145.2

2002 Key magnitudes by country
Millions of Euros	Loans	Customer funds on Balance Sheet	Mutual funds	Pension funds

Brazil	3,928.1	5,618.5	4,059.8	—
Mexico	12,428.6	18,419.9	3,927.0	2,587.6
Chile	9,475.2	11,712.9	1,496.4	3,716.2
Puerto Rico	4,062.8	4,357.6	613.2	—

Subtotal	29,894.7	40,108.8	10,096.4	6,303.8

Venezuela	1,140.2	2,077.2	4.4	—
Other countries	3,175.2	3,532.1	187.8	4,554.7

Total	34,210.0	45,718.1	10,288.7	10,858.5

Total excluding Argentina	31,935.3	43,330.7	10,166.2	8,436.8

Back to Contents

Asset Management and Private Banking
Income statement. January-December

Millions of Euros	Total			Change %

	2002	2001	2000	02/01	01/00

Net interest revenue	114.3	155.4	95.0	(26.5)	63.5

Net fees and commissions	721.3	864.4	727.2	(16.6)	18.9

Basic revenue	835.6	1,019.7	822.2	(18.1)	24.0

Trading gains	34.2	12.4	22.5	175.7	(44.9)

Net operating revenue	869.8	1,032.2	844.8	(15.7)	22.2

Personnel and general expenses	(364.8)	(463.6)	(425.4)	(21.3)	9.0
a) Personnel expenses	(222.5)	(293.4)	(254.4)	(24.2)	15.3
b) General expenses	(142.3)	(170.2)	(171.0)	(16.4)	(0.5)
Depreciation	(28.0)	(59.1)	(52.0)	(52.7)	13.6
Other operating costs	(0.6)	1.1	(5.4)	—	(119.8)

Net operating income	476.4	510.5	361.9	(6.7)	41.1

Income from equity - acc. holdings	48.7	63.3	41.4	(23.1)	52.7
Other income	(38.7)	(21.5)	(40.4)	80.1	(46.9)
Net provisions for loan - losses	(4.2)	(2.9)	(3.5)	44.1	(16.2)
Goodwill amortization	—	—	—	—	—

Income before taxes	482.2	549.4	359.4	(12.2)	52.9

Net consolidated income	331.3	388.3	284.4	(14.7)	36.5

Net attributable income	327.0	356.5	253.5	(8.3)	40.6

Minority income comes mainly from Orígenes AFJP, which consolidates by the global integration method. It includes 60% of Net Income of the entity.

Balance sheet. December

Millions of Euros				Change %

	2002	2001	2000	02/01	01/00

Loans	1,448.8	2,244.8	1,204.9	(35.5)	86.3
Due from banks	11.0	12.7	33.5	(13.4)	(62.1)
Investment securities	6,732.2	6,249.4	5,170.0	7.7	20.9
Tangible and intangible assets	701.7	1,217.0	1,060.5	(42.3)	14.8
Other assets	571.9	409.7	528.3	39.6	(22.5)

Total Assets / Liabilities	9,465.6	10,133.6	7,997.2	(6.6)	26.7

Customer deposits	7,216.8	6,318.1	4,808.1	14.2	31.4
Debt securities	—	57.0	—	(100.0)	—
Subordinated debt	—	—	—	—	—
Due to banks	893.7	2,387.6	1,890.1	(62.6)	26.3
Other liabilities	835.4	875.1	885.5	(4.5)	(1.2)
Capital assigned	519.7	495.8	413.4	4.8	19.9

Other managed funds (off - balance sheet)	14,583.9	9,212.7	9,260.4	58.3	(0.5)

Mutual funds	11,603.9	5,618.3	5,860.2	106.5	(4.1)
Pension funds	72.2	60.2	96.8	19.9	(37.8)
Managed portfolios	2,907.8	3,534.2	3,303.4	(17.7)	7.0

Customer funds	21,800.7	15,587.8	14,068.5	39.9	10.8

Total managed funds	24,049.5	19,346.3	17,257.6	24.3	12.1

Ratios (%) and other data
ROE	66.08	71.97	64.30
Efficiency Ratio	41.94	44.91	50.36
NPL Ratio	0.24	0.10	0.07
NPL coverage	n.m.	n.m.	n.m.

Back to Contents

During 2002 the financial system of Argentina experienced such important changes that its results cannot be considered recurrent. Results from that country have been analyzed separately. The Group had created allowances to cover investment, goodwill, transfer risk, and it neutralizes all impact on 2002 net income (see note 1). The following table presents the Assets Management and Private Banking Profit & Loss statement excluding Argentina:

Asset Management and Private Banking
Income statement. January-December

Millions of Euros	Total (excluding Argentina)			Change %

	2002	2001	2000	02/01	01/00

Net interest revenue	90.3	132.8	84.6	(32.0)	57.0

Net fees and commissions	679.5	673.9	558.0	0.8	20.8

Basic revenue	769.8	806.7	642.6	(4.6)	25.5

Trading gains	24.7	39.1	24.8	(36.8)	57.9

Net operating revenue	794.5	845.8	667.4	(6.1)	26.7

Personnel and general expenses	(333.0)	(358.5)	(339.5)	(7.1)	5.6
a) Personnel expenses	(203.8)	(225.3)	(207.8)	(9.5)	8.4
b) General expenses	(129.3)	(133.2)	(131.7)	(3.0)	1.2
Depreciation	(26.0)	(50.1)	(47.1)	(48.2)	6.2
Other operating costs	(0.6)	0.8	(5.4)	—	(115.6)

Net operating income	434.9	438.1	275.3	(0.7)	59.1

Income from equity – acc. holdings	48.7	61.5	31.1	(20.9)	98.0
Other income	(8.2)	(14.1)	(40.1)	(42.0)	(64.9)
Net provisions for loan – losses	(4.2)	(2.9)	(3.2)	44.1	(8.0)
Goodwill amortization	—	—	—	—	—

Income before taxes	471.2	482.6	263.1	(2.4)	83.4

Net consolidated income	331.3	351.3	206.4	(5.7)	70.2

Net attributable income	327.0	337.2	205.0	(3.0)	64.5

Back to Contents

Global Wholesale Banking
Income statement. January-December

Millions of Euros	Total			Change %

	2002	2001	2000	02/01	01/00

Net interest revenue	455.1	570.1	410.7	(20.2)	38.8

Net fees and commissions	326.0	370.6	286.9	(12.0)	29.2

Basic revenue	781.0	940.7	697.6	(17.0)	34.9

Trading gains	(6.0)	77.7	95.2	—	(18.4)

Net operating revenue	775.1	1,018.4	792.8	(23.9)	28.5

Personnel and general expenses	(399.1)	(434.5)	(389.1)	(8.2)	11.7
a) Personnel expenses	(269.5)	(283.6)	(252.3)	(5.0)	12.4
b) General expenses	(129.6)	(150.9)	(136.8)	(14.2)	10.3
Depreciation	(29.8)	(26.0)	(39.1)	14.4	(33.5)
Other operating costs	(1.3)	0.4	20.9	—	(98.2)

Net operating income	344.9	558.2	385.5	(38.2)	44.8

Income from equity – acc. holdings	(1.7)	—	—	—	—
Other income	(18.9)	(17.9)	7.0	5.7	(356.8)
Net provisions for loan – losses	(65.4)	(65.8)	(76.3)	(0.7)	(13.8)
Goodwill amortization	—	—	—	—	—

Income before taxes	258.9	474.6	316.1	(45.4)	50.1

Net consolidated income	176.9	376.4	255.8	(53.0)	47.2

Net attributable income	176.3	373.3	259.2	(52.8)	44.0

Balance sheet. December

Millions of Euros				Change %

	2002	2001	2000	02/01	01/00

Loans	19,350.7	20,303.4	24,484.6	(4.7)	(17.1)
Due from banks	6,142.9	7,102.1	6,493.6	(13.5)	9.4
Investment securities	33,160.0	52,453.5	42,068.2	(36.8)	24.7
Tangible and intangible assets	5,615.0	5,076.4	8,263.4	10.6	(38.6)
Other assets	5,504.5	10,012.9	9,347.9	(45.0)	7.1

Total Assets / Liabilities	69,773.1	94,948.3	90,657.6	(26.5)	4.7

Customer deposits	24,542.3	27,836.1	22,419.5	(11.8)	24.2
Debt securities	1,227.5	821.2	1,469.0	49.5	(44.1)
Subordinated debt	32.4	29.9	295.9	8.3	(89.9)
Due to banks	22,050.2	40,465.8	51,705.5	(45.5)	(21.7)
Other liabilities	20,153.2	23,937.9	13,022.1	(15.8)	83.8
Capital assigned	1,767.4	1,857.4	1,745.7	(4.8)	6.4

Other managed funds (off - balance sheet)	817.4	753.7	1,301.2	8.5	(42.1)

Mutual funds	391.4	355.5	953.2	10.1	(62.7)
Pension funds	403.7	396.6	346.0	1.8	14.6
Managed portfolios	22.3	1.6	2.1	—	(22.8)

Customer funds	26,619.6	29,440.9	25,485.6	(9.6)	15.5

Total managed funds	70,590.4	95,702.0	91,958.9	(26.2)	4.1

Ratios (%) and other data
ROE	9.30	18.37	15.70
Efficiency Ratio	51.49	42.67	49.08
NPL Ratio	1.21	0.92	0.96
NPL coverage	196.37	227.85	167.37

Back to Contents

Global Wholesale Banking
Income statement. January-December

Millions of Euros	Total (excluding Argentina)			Change %

	2002	2001	2000	02/01	01/00

Net interest revenue	455.1	563.9	409.8	(19.3)	37.6

Net fees and commissions	326.0	364.1	277.4	(10.5)	31.3

Basic revenue	781.0	928.0	687.2	(15.8)	35.0

Trading gains	(6.0)	83.6	95.0	—	(12.0)

Net operating revenue	775.1	1,011.5	782.1	(23.4)	29.3

Personnel and general expenses	(399.1)	(427.2)	(383.1)	(6.6)	11.5
a) Personnel expenses	(269.5)	(278.7)	(249.4)	(3.3)	11.8
b) General expenses	(129.6)	(148.5)	(133.6)	(12.8)	11.1
Depreciation	(29.8)	(25.8)	(38.5)	15.3	(33.0)
Other operating costs	(1.3)	0.4	20.9	—	(98.2)

Net operating income	344.9	558.8	381.4	(38.3)	46.5

Income from equity - acc. holdings	(1.7)	—	—	—	—
Other income	(18.9)	(18.2)	6.8	3.6	(367.9)
Net provisions for loan - losses	(65.4)	(66.3)	(76.3)	(1.4)	(13.1)
Goodwill amortization	—	—	—	—	—

Income before taxes	258.9	474.3	311.9	(45.4)	52.1

Net consolidated income	176.9	376.2	251.7	(53.0)	49.5

Net attributable income	176.3	373.2	255.0	(52.7)	46.4

Back to Contents

Corporate Center
Income statement. January-December

Millions of Euros				Change %

	2002	2001	2000	02/01	01/00

Net interest revenue	(274.3)	(406.4)	(35.7)	32.5	1,039.8

Net fees and commissions	9.9	(11.4)	39.5	—	—

Basic revenue	(264.4)	(417.8)	3.9	36.7	(10,867.8)

Trading gains	128.5	(66.6)	192.0	—	(134.7)

Net operating revenue	(135.9)	(484.4)	195.9	71.9	(347.3)

Personnel and general expenses	(69.2)	(77.9)	(107.9)	(11.1)	(27.8)
a) Personnel expenses	(23.0)	(34.5)	(33.9)	(33.3)	1.7
b) General expenses	(46.3)	(43.4)	(74.1)	6.5	(41.4)
Depreciation	(99.0)	(91.3)	(95.0)	8.4	(4.0)
Other operating costs	33.9	1.5	1.6	—	(8.3)

Net operating income	(270.2)	(652.1)	(5.5)	58.6	11,801.6

Income from equity - acc. holdings	162.4	408.2	630.0	(60.2)	(35.2)
Other income	626.6	1,838.9	214.3	(65.9)	757.9
Net provisions for loan - losses	115.9	24.7	113.7	368.7	(78.2)
Goodwill amortization	(1,358.6)	(1,873.0)	(598.5)	(27.5)	—

Income before taxes	(724.0)	(253.3)	354.0	(185.9)	(171.5)

Net consolidated income	(531.9)	(278.6)	292.2	(91.0)	(195.3)

Net attributable income	(920.4)	(842.8)	(182.5)	(9.2)	361.9

Balance sheet. December
Government securities	14,805.1	13,703.5	10,106.8	8.0	35.6
Investment securities	10,002.8	11,811.1	11,951.4	(15.3)	(1.2)
Goodwill	9,950.1	9,863.8	11,617.7	0.9	(15.1)
Liquidity lent to the Group	17,847.1	18,103.4	5,366.6	(1.4)	237.3
Capital assigned to Group areas	14,334.4	14,238.9	15,847.0	0.7	(10.1)
Other assets	12,600.1	12,901.8	19,246.7	(2.3)	(33.0)

Total Assets / Liabilities	79,539.6	80,622.5	74,136.3	(1.3)	8.7

REPOs	13,438.4	12,409.9	9,962.7	8.3	24.6
Debt securities	17,285.9	22,439.1	21,632.5	(23.0)	3.7
Subordinated debt	10,796.1	10,847.5	8,546.9	(0.5)	26.9
Preferred stock	4,916.8	5,811.8	5,984.0	(15.4)	(2.9)
Other liabilities	16,379.7	11,142.6	11,229.2	47.0	(0.8)
Group capital and reserves	16,722.7	17,971.6	16,781.0	(7.0)	7.1

Other managed funds (off- balance sheet)	—	—	—	—	—

Mutual funds	—	—	—	—	—
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—

Customer funds	34,144.1	38,771.5	31,107.4	(11.9)	24.6

Total managed funds	79,539.6	80,622.5	74,136.3	(1.3)	8.7

Back to Contents

Industrial Equity stakes
Income statement. January-December

Millions of Euros				Change %

	2002	2001	2000	02/01	01/00

Contribution to results (*)	271.4	228.0	249.7	19.0	(8.7)
Financing costs	(135.6)	(153.3)	(175.1)	(11.6)	(12.4)

Revenue	135.8	74.7	74.6	81.8	0.1

Operating costs	(17.5)	(16.0)	(10.0)	9.7	59.9
Realized capital gains and other	713.9	1.122.1	209.2	(36.4)	436.4

Income before taxes	832.1	1.180.8	273.8	(29.5)	331.3

Net attributable income	716.2	1,157.2	218.8	(38.1)	428.9

(*) Dividends and income from equity-accounted holding included.

Financial stakes in Europe
Income statement. January-December

Millions of Euros				Change %

	2002	2001	2000	02/01	01/00

Contribution to results (*)	285.8	539.6	652.5	(47.0)	(17.3)
Financing costs	(146.6)	(216.9)	(247.8)	(32.4)	(12.5)

Revenue	139.3	322.7	404.7	(56.9)	(20.3)

Operating costs	(2.3)	(2.3)	(4.5)	1.6	(49.0)
Realized capital gains and other	979.2	644.9	409.3	51.8	57.6

Income before taxes	1,116.2	965.4	809.5	15.6	19.3

Net attributable income	980.2	833.8	754.6	17.6	10.5

(*) Dividends and income from equity-accounted holding included.

Back to Contents

I) STATEMENT OF CASH FLOWS

The following consolidated statements of cash flows are presented concerning SFAS No. 95:

	Thousands of Euros

	2002	2001	2000

Cash Flows from Operating Activities (a):
Net income in accordance with U.S. GAAP	2,286,959	2,176,710	2,009,485
Adjustments to reconcile net income to net cash provided by
operating activities:
• Amortization and depreciation	1,566,539	2,724,034	1,298,185
• Provision for loan losses	2,168,754	1,735,428	2,184,691
• Provision to special allowances, net	2,285,593	3,128,930	92,701
• Gains on sales of premises and equipment	(319,901)	(15,457)	(37,480)
• Writedowns and gains on sale of investment securities and affiliated companies’ securities	(686,016)	(2,832,147)	67,318
• Net increase in trading and hedging instruments	(211,428)	(104,901)	—
• Minority interests	508,928	841,868	794,773
• Net increase (decrease) in interest receivable and payable and other accrued income and expense	270,877	(303,277)	1,029,913
• Decrease in taxes payable	(1,381,051)	(371,885)	(285,923)

Net cash provided by operating activities	6,489,254	6,979,303	7,153,663

Cash Flows from Investing Activities:
• Net decrease (increase) in deposits in other banks	5,135,399	(675,640)	2,425,727
• Net increase in securities purchased under agreements to resell	(5,203,024)	(4,220,494)	(4,891,216)
• Purchase of investment securities	(195,554,571)	(88,282,254)	(337,108,482)
• Proceeds from sales of investment securities	196,494,135	94,475,387	339,938,384
• Net increase in loans and leases	(3,491,753)	(7,839,693)	(14,609,372)
• Purchase of premises and equipment	(1,501,955)	(2,109,366)	(1,007,171)
• Proceeds from sales of premises and equipment	1,859,480	1,827,705	364,098
• Purchase of affiliated companies’ securities	(887,847)	(671,619)	(3,827,137)
• Proceeds from sales of affiliated companies’ securities	322,080	414,110	734,131
• Purchase of Group companies, net of cash equivalents acquired	(2,475,357)	(1,481,098)	(6,833,651)
• Proceeds from sales of Group companies’ securities	965,500	—	—
• Other investing activities	5,979,894	(747,129)	(6,391,520)

Net cash used in investing activities	1,641,981	(9,310,091)	(31,206,209)

Cash Flows from Financing Activities:
• Net increase (decrease) in non-interest deposits	(889,920)	(1,361,635)	(1,675,898)
• Net increase (decrease) in demand deposits	320,886	8,757,462	6,064,285
• Net increase (decrease) in saving deposits	978,968	(502,861)	(29,402)
• Net increase (decrease) in time deposits	8,788,079	(17,005,686)	9,858,293
• Net increase (decrease) in short term borrowings	(14,998,834)	14,654,898	(644,176)
• Proceeds from issuance of long-term debt	7,795,723	23,548,280	52,421,118
• Repayment of long term debt	(5,053,603)	(20,179,799)	(44,345,534)
• Proceeds from issuance of common stock	1,100,000	902,977	5,719,969
• Proceeds from issuance of preference shares	—	—	639,525
• Redemption of preference shares	(890,220)	—	—
• Dividends paid	(1,371,864)	(1,329,552)	(1,062,273)
• Other financing activities	(9,804,966)	(3,768,613)	527,973

Net cash provided by financing activities	(14,025,751)	3,715,471	27,473,880

Net increase in cash and cash equivalents	(5,894,516)	1,384,684	3,421,334
Cash and Cash equivalents at beginning of the Year (b)	15,179,198	13,794,514	10,373,180

Cash and Cash Equivalent at End of the Year	9,284,682	15,179,198	13,794,514

(a) Interest and income taxes paid by the Group during 2002, 2001 and 2000 were as follows (thousand Euro):

Interest paid	23,458,109	19,533,585	18,718,654
Income Taxes paid	1,477,723	381,513	723,857

(b) Cash and cash equivalents consist of cash and due from banks

Back to Contents

In 2002 the group made one important non-cash transaction: the acquisition of the AKB Group through the issuance of 109,040,444 shares. The transaction was valued €1,100,000 thousand and is fully described in note 3.

The assets acquired through foreclosure during the 2002 amounted to €174,720 thousand.

The most important non-cash transactions made by the Group during 2001 were the transfer of loans to assets acquired through foreclosure amounting €337,370 thousand.

In 2000 the Group made some important non-cash transactions, the most significant were the following:

•	Acquisition of Royal Bank of Scotland common shares: In March 2000, the Bank acquired a 5.9% stake of Royal Bank of Scotland attending a public subscription offer made by them. This purchase was paid with the issuance of 179,615,243 shares, and was valued Euro 1,960,679 thousand (see notes 3 and 23).

•	Acquisition of Totta Group: As described in notes 3 and 23, the group, through successive transactions, acquired a significant stake of Banco Totta & Açores, head of the aforementioned Totta Group. These transactions included 2 purchases of its equity paid with two issuances of Santander Central Hispano shares amounting to 252,892,250 shares and valued Euro 2,598,738 thousand. These transactions take place in March and April 2000.

•	Acquisition of 89 million common shares of Banco Rio de la Plata: Through a stock exchange simultaneously offered in Argentina and in the U.S.A., the bank issued 63,450,006 shares to increase its stake in this bank (see notes 3 and 23). This transaction was concluded in July 2000 and was valued Euro 568,688 thousand.

J) EARNINGS PER SHARE

Effective December 31, 1997, the Group adopted SFAS No. 128, Earnings per share, which specifies the computation, presentation and disclosure requirements for earnings per share (EPS).

Basic EPS is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator), which may include contingently issuable shares where all necessary conditions for issuance have been satisfied.

Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to the potential dilution that could occur if securities or other contract to issue common stock (including stock options) where exercised or converted into common stock that then shared in the earnings of the entity.

In August and September 1998, the Group issued 6.4 million convertible subordinated bonds (Note 18 and exhibit V) with a unitary face value of 50 Euro and which pay annual interest of 2.125%. These bonds are convertible into new or already existing Banco Santander Central Hispano Ordinary shares at a conversion rate of approximately 1.51 shares for every bond. The dilution effect of these bonds has been considered in EPS calculation.

At December 31, 2002, the stock options plans to employees could result in the subscription of 27,308,303 shares, as it is explained in Note 25. The effect of these stock options plans is included in EPS calculation.

Back to Contents

The computation of basic and diluted EPS for the years ended December 31 is presented in the following table.

	Thousands of Euros except per share data

	2002	2001	2000

NUMERATOR FOR BASIC AND DILUTED CALCULATION:
Spanish GAAP
Net consolidated income for the year	2,785,640	3,326,909	3,059,128
Less: preferred stock dividends	(400,665)	(500,258)	(442,495)
Less: net income attributed to minority interest	(137,798)	(340,348)	(358,492)

Net income for basic calculation	2,247,177	2,486,303	2,258,141
Plus: interest of convertible bonds	4,173	4,434	4,434

Net income for diluted calculation	2,251,350	2,490,737	2,262,575

U.S. GAAP
Net consolidated income for the year	2,795,887	3,018,579	2,804,257
Less: preferred stock dividends	(400,665)	(500,258)	(442,495)
Less: net income attributed to minority interest	(108,263)	(341,610)	(352,277)

Net income for basic calculation	2,286,959	2,176,711	2,009,485
Plus: interest of convertible bonds	4,173	4,434	4,434

Income for diluted calculation	2,291,132	2,181,145	2,013,919

DENOMINATOR FOR BASIC AND DILUTED CALCULATION:
Basic calculation weighted-average shares	4,728,371,657	4,564,546,038	4,205,786,734
Plus: effect of convertible bonds	19,419,238	18,388,400	19,388,400
Plus effect of stock options plans	2,170,435	5,599,891	9,145,633

Weighted-average shares for diluted calculation	4,749,961,330	4,589,534,329	4,234,320,767

EARNINGS PER SHARE RATIOS:
Spanish GAAP (Euro per share)
Basic earnings per share	0.48	0.54	0.54
Diluted earnings per share	0.47	0.54	0.53

U.S. GAAP (Euro per share)
Basic earnings per share	0.48	0.48	0.48
Diluted earnings per share	0.48	0.48	0.48

K) MINORITY INTEREST

Minority interest reflected in the consolidated balance sheet as of December 31, 2002 includes non-cumulative preferred non-voting stock issued by BSCH Finance Limited, guaranteed by the Bank, Banesto Holdings Ltd., Banco Santander Puerto Rico, BCH Capital Ltd., BCH Eurocapital Ltd., Pinto Totta International Finance Ltd., and Totta Açores Financing Ltd.

Back to Contents

These securities have been fully subscribed by third parties outside the Group (see note 19), and are described in the table below:

		Amount in
Issuer/Date of issue	Currency	currency (million)	Interest rate

BSCH Finance Limited.-
Series F (jan-97)	US$	350	8.125%
Series G (may-97)	US$	200	8.125%
Series H (jun-97)	US$	175	7.790%
Series J (dec-97)	US$	200	7.350%
Series K (may-98)	US$	150	7.190%
Series L (may-98)	Deutsche marks	500	6.250%
Series M (aug-98)	Euro	250	6.150%
Series N (dec-98)	Euro	600	6.200%
Series O (may-99)	Euro	1,000	5.500%
Series P (may-99)	Euro	331.84	5.500%
Series Q (oct-00)	US$	300	8.625%
Series R (dec-00)	US$	295.08	9.400%

Banesto Holdings Ltd.-
1992	US$	100	10.500%

Banco Santander Puerto Rico.-
1998	US$	65.25	7.000%

BCH Capital Limited.-
1995	US$	230	9.430%

BCH Eurocapital Limited.-
1996	US$	450	L+2.30%
1997	US$	250	L+1.55%

Pinto Totta International Finance.-
1997	US$	250	Var.

Totta Açores Financing.-
1996	US$	150	Var.

BSCH FINANCE LIMITED

BSCH Finance Limited was incorporated under the laws of the Cayman Islands on September 29, 1993.

The common stock of the company is wholly owned by Banco Santander Central Hispano S.A.

Presented below are the condensed balance sheet, condensed statements of income and statements of changes in retained earnings for BSCH Finance Limited, prepared in conformity with U.S. GAAP.

Back to Contents

Balance sheets

	Thousands of Euros

BSCH FINANCE LIMITED	2002	2001

Assets:
Cash	6,083	48,132
Deposits with Parent	4,153,039	5,185,015
Accrued interest receivable from Parent	31,770	50,978

Total Assets	4,190,892	5,284,125

Liabilities and stockholders' equity:

LIABILITIES:
Other Liabilities	31	13
Dividends payable	—	35,451

Total Liabilities:	31	35,464

SHAREHOLDER’S EQUITY:
Non-cumulative guaranteed preference shares	3,932,568	4,367,505

Common Stock – Class A, U.S.$1 par value; 2 shares
authorized, issued and outstanding	1	1

Common Stock – Class B, U.S.$1 par value; 500,000,000
shares authorized, 204,537,231 and 276,620,231 issued
and outstanding as of December 31, 2002 and 2001,
respectively	158,474	214,322

Retained earnings	99,818	666,833

Total Shareholder’s Equity	4,190,861	5,248,661

Total liabilities and shareholders’ equity	4,190,892	5,284,125

Statement of income

	Thousands of Euros

BSCH FINANCE LIMITED	2002	2001

Interest income from deposits with Parent	277,660	373,407
Administrative expenses	(250)	(458)
Foreign exchange rate gains	(530,070)	168,997
Net income	(252,660)	541,946

Back to Contents

Statement of changes in retained earnings

			Non-cumulative
	Common Stocks (1) (2)		Guaranteed		Total
Changes in Stockholders’			Preference	Retained	Shareholders’
Equity	Shares	Amount	Shares (3)	Earnings	Equity

Balance at December 31, 2000	346,620,233	290,790	4,367,505	480,080	5,138,375

Redemption of Class B
common shares	(70,000,000)	(76,467)	—	—	(76,467)

Dividends declared	—	—	—	(355,193)	(355,193)

Net income	—	—	—	541,946	541,946

Balance at December 31, 2001	276,620,233	214,323	4,367,505	666,833	5,248,661

Redemption of Preference
Shares C, D, and E	—	—	(434,937)	(35,095)	(470,032)
Redemption of Class B
common shares	(72,083,000)	(55,848)	—	—	(55,848)

Dividends declared	—	—	—	(279,260)	(279,260)

Net loss	—	—	—	(252,660)	(252,660)

Balance at December 31, 2002	204,537,233	158,475	3,932,568	99,818	4,190,861

(1)	On February 2, 2001 and October 31, 2001, the Parent redeemed 22,000,000 and 48,000,000 Class B ordinary shares for a price of US$ 1 per share.
(2)	On February 17, 2002 June 13, 2002 and July 9, 2002, the Parent redeemed 23,740,000, 25,143,000 and 23,200,000 Class B ordinary shares for a cash consideration of €55,848.
(3)	The Company redeemed Series C, Series D and Series E as follows:
	•	Under the terms of issue of the Series C Shares (as more particularly set out in the Company’s Prospectus dated October 18, 1995 relating thereto), the Company exercised the right to redeem the Series C Shares, in whole, at a redemption price of US$25.81 per share, plus accrued and unpaid dividends for the then current quarterly dividend period.
	•	Under the terms of issue of the Series D Shares (as more particularly set out in the Company’s Prospectus dated June 28, 1996 and Prospectus Supplement dated July 1, 1996 relating thereto), the Company exercised the right to redeem the Series D Shares, in whole, at a redemption price of US$26.09 per share plus accrued and unpaid dividends.
	•	Under the terms of issue of the Series E Shares (as more particularly set out in the Company’s Prospectus dated August 21, 1996 relating thereto), the Company exercised the right to redeem the Series E Shares, in whole, at a redemption price of US$26.0675 per share, plus accrued and unpaid dividends for the then current quarterly dividend period.
	•	The Bank of Spain has consented to the redemption of the Shares.

L) STOCK OPTION PLANS

Accounting Policy:

The Company accounts for stock-based awards to employees using the intrinsic value method prescribed in APB 25, “Accounting for Stock Issued to Employees”. Compensation cost for stock options granted to employees is measured as the excess of the quoted market price of the Company’s stock on the measurement date over the amount an employee must pay to acquire the stock (the “intrinsic value”), and is recognized over the vesting period. The intrinsic value of the options for which the measurement date has not been reached is measured based on the current market value of the Company’s stock at the end of each period.

Stock Compensation Plans

The Company issued a few stock option plans to managers of the company. The plans in force in 2002, 2001 or 2000 are summarized in the table below.

The objectives of these plans include attracting and retaining personnel and promoting the success of the company by providing managers the opportunity to acquire common stock. These stock options gives the right to purchase the shares of Santander Central Hispano at the price disclosed as “Exercise Price”, in the period of time from the date signaled as “Initial Exercising Date” to the date presented as “Expiration date” in the table below:

Back to Contents

		Exercise				Initial
	Number of	Price	Year		Number	Exercising	Expiration
	Shares	(Euro)	Granted	Group	of People	Date	date

Plans in force at January 1, 2000:
- Plan Two	57,600	2.49	1997	Managers	1	6/17/98	6/15/01
- Plan Three	583,800	5.39	1997	Managers	281	1/1/99	12/31/00
- Plan Four	5,959,200	7.84	1998	Managers	737	1/1/01	12/31/02
- Managers Plan 1999	4,993,024	2.29	1999	Managers	1,055	12/31/01	12/30/04

	11,593,624	5.30

Options granted in 2000:
- Additional Managers Plan 1999	162,919	2.41	2000	Managers	45	4/1/02	12/30/04
- Investment Banking Plan	6,610,000	10.25	2000	Managers	65	6/16/03	6/15/05
- Young Executives Plan 2000	1,265,500	2.29	2000	Managers	597	7/1/03	6/30/05
- Managers Plan 2000	14,739,000	10.55	2000	Managers	1,038	12/30/03	12/29/05
- Latin America Plan	3,800,000	10.14	2000	Managers	193	2/1/02	2/1/03

	26,577,419	9.97

Options exercised in 2000:
- Plan Three	(583,800)	5.39

Plans in force at December 31, 2000:	37,587,243	8.60

Options exercised in 2001:
- Plan Two	(57,600)	2.49
- Plan Four	(1,504,520)	7.84

	(1,562,120)	7.64

Plans in force at December 31, 2001:	36,025,123	8.64

Options Granted in 2002:
- Plan European Branches	2,895,000	9.41

Options exercised in 2002:
- Plan Four	(1,558,100)	7.84
- Managers Plan 1999	(3,000,700)	2.29
- Additional Managers Plan 1999	(78,440)	2.41

	(4,637,240)	4.15

Options canceled in 2002:
- Plan Four	(2,632,580)	7.84
- Investment Banking Plan	(170,000)	10.25
- Managers Plan 2000	(372,000)	10.55
- Latin America Plan	(3,800,000)	10.14

	(6,974,580)	9.28

Plans in force at December 31, 2002:
- Plan Four	264,000	7.84	1998	Managers	6	1/9/01	12/30/05
- Managers Plan 1999	1,992,324	2.29	1999	Managers	391	12/31/01	12/30/04
- Additional Managers Plan 1999	84,479	2.41	2000	Managers	20	4/1/02	12/30/04
- Investment Banking Plan	6,440,000	10.25	2000	Managers	61	6/16/03	6/15/05
- Young Executives Plan 2000	1,265,500	2.29	2000	Managers	597	7/1/03	6/30/05
- Managers Plan 2000	14,367,000	10.55	2000	Managers	1,039	12/30/03	12/29/05
- European Branches Plan	2,895,000	9.41	2002	Managers	26	7/1/04	6/30/09

	27,308,303	9.32

Additionally, during 2001, a merger bonus was paid to employees in the form of shares of the Bank which, in the aggregate, amounted to 4,787,250 shares distributed (see note 25).

The weighted average fair value of options granted during the years ended December 31, 2002 and 2000 was approximately €1.61 and €2.61 per share, respectively (In 2001 no stock option plan was approved). The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2002 and 2000:

Risk-free interest rates ranging from 4.48% to 5.15%; expected lives ranging from 1.5 to 4.3 years; expected dividend yield of 3.64% and 2.45%; and expected volatility ranging from 31.79% to 27.87%. No forfeiture rate was considered since the Group issued stock-options plans very recently (1997), and since then few plans has reached the end of the exercise period. The past records cannot be used to estimate a forfeiture rate.

Back to Contents

Had compensation cost for these grants been determined consistent with Statement of FAS No. 123, “Accounting for Stock-Based Compensation,” the Company’s net income would have been reduced by approximately by €11,791, €12,685 thousand and by €4,771 thousand for the twelve months ended December 31, 2002, 2001 and 2000 respectively. There would have been no significant impact on earnings per share.

M)	ACQUISITION OF AKB GROUP

In 2001 Santander Central Hispano Group reached an agreement with the Werhahn Group for the acquisition of AKB Holding GmbH (from now on AKB).

The agreement sets out an irrevocable call option in favour of Santander Central Hispano Group to acquire the total shares of AKB. The exercise of the said call option would confer Santander Central Hispano direct or indirect ownership of 100% of the shares of AKB. Likewise, the Werhahn Group was granted an irrevocable put option to sell all AKB shares to Santander Central Hispano.

During the transition period from the signature of the agreement until the date of exercise of any of the put and call options, to the extent legally permissible and possible, Märkische Bau-Union GmbH (MBU, the entity of the Werhahn Group that holds the property of AKB) should not take certain business operations and corporate actions without the prior written approval of Santander Central Hispano. Those operations included, among others, the determination of the new business and financing plans for 2002 and following years. The approval of Santander Central Hispano should not be withheld or delayed unreasonably.

In November 2001, the operation gets the approval of the Merger Procedure from the European Commission as the operation falls within the scope of the Merger Regulation and does not raise serious doubts as to its compatibility with the common market.

Finally, in May 2002 the Bank issued 109,040,444 new shares of €0.5 par value each and share premium of €9.588 each (Note 20) for an effective amount of €1,100 million. These shares were paid in full through the contribution of shares representing 100% of the capital stock of AKB Holding GmbH, in accordance with the resolutions adopted by the Bank’s Special Shareholders’ Meeting on February 9, 2002. This price was paid for the strategic value that supposes increasing our presence on the German market and for the synergies that exist between AKB Group and CC-Bank. No value was assigned to the mark “AKB” provided that it was going to be suppressed. On the other hand, the assets and liabilities acquired are in the short term, for what the adjustment to “fair Value” is not material. After the allocation process the goodwill recorded amounted to €916,091 thousand.

AKB is a holding company of a group focussed on the motor vehicle financing business mainly through its subsidiaries AKB Privat und Handelsbank AG and AKB Leasing GmbH.

AKB Bank is mainly active in the operation of bank and stock market transactions of all types, with the exception of investment business, notably: motor vehicle selling loans, stock/purchasing loans for motor vehicle importers/dealers, investment loans for private and commercial users, deposit taking business, money transaction and mediation of insurance policies.

The following is a summarized Balance Sheet and Profit & Loss Statement at the purchase date:

Thousands of Euros	30 June 2002

Assets
Cash and due from banks	29,604
Interest earning deposits in other banks	583
Investment securities	32,555
Net Loans and leases	4,006,021
Premises and equipment, net	18,090
Other assets	16,643

Total assets	4,103,496

Liabilities
Non interest deposits	1,919,504
Demand deposits	159,926
Savings deposits	70,643
Time deposits	413,566
Certificates of deposit	519,856

Total deposits	3,083,495
Long-term debt	118,961
Accrual Accounts	672,420
Others	9,283

Other liabilities	681,703

Total liabilities	3,884,159

Stockholders' equity
Capital stock	21,600

Back to Contents

Retained earnings and other reserves	197,737

Total stockholders' equity	219,337

Total liabilities and Stockholders' equity	4,103,496

Thousands of Euros	Six months to 30 June 2002

Interest and fees on loans and leases	130,452
Interest on deposits in other banks	4,777
Interest on investment securities	1,109

Total interest income	136,338

Interest on deposits	(55,620)
Interest on short-term borrowings	(4,792)
Interest on long-term debt	(4,212)

Total interest expense	(64,624)

Net interest income	71,714

Provision for credit losses	(22,003)

Net interest income after provision for credit losses	49,711

Payment & collection fees	30,668
Insurance fees	14,802
Other fees earned	17,612
Other fees paid	(17,150)
Other income	(802)

Total non-interest income	45,130

Salaries and employee benefits	(23,815)
Occupancy expense of premises, depreciation and maintenance, net	(9,150)
General and administrative expenses	(8,318)
Provisions for specific allowances	1,039
Other expenses	(463)

Total non-interest expense	(40,707)

Income before income taxes	54,134

Income tax expense	(22,095)

Net consolidated income for the period	32,039

Subsequently to this acquisition, the AKB Group was integrated in a single holding with the rest of the Santander Consumer Finance units and merged with CC-Bank. Its activity is included in the European Commercial Banking business segment.

Following SFAS 141 requirements, had the AKB Group been acquired in prior years, reported net income and earnings per share would have been as follows:

Euros Thousand except per share data	2002	2001

Reported net income	2,286,959	2,176,711
Add: net income effect	0	51,606

Adjusted net income	2,286,959	2,228,317

Reported basic earnings per share	0.48	0.48
Add: net income effect	0.00	0.01

Adjusted basic earnings per share	0.48	0.49

Reported diluted earnings per share	0.48	0.48
Add: net income effect	0.00	0.01

Adjusted diluted earnings per share	0.48	0.49

Back to Contents

Exhibit I

Consolidated companies composing the Santander Central Hispano Group

			% of Ownership by the Bank		Millions of Euros

					Capital		Net Income
Company	Location	Line of Business	Direct	Indirect	Stock (*)	Reserves (*)	(Loss) (*)	Cost (*)

A.G. Activos y Participaciones, S.A.	Spain	Securities investment	—	88.44%	5	132	20	(a)
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	Holding company	24.11%	75.89%	844	—	(449)	2,151
Administradora de Fondos de Pensiones y Cesantías Santander, S.A.	Colombia	Pension fund management	—	100.00%	11	8	9	101
Afinidad AFAP, S.A.	Uruguay	Fund management	—	50.00%	2	—	2	10
AFP Summa Bansander S.A.	Chile	Pension fund management	—	99.42%	23	19	11	72
AFP Unión Vida, S.A.	Peru	Pension fund management	—	99.94%	12	3	18	22
Agrícola Los Juncales, S.A.	Spain	Real estate	—	88.57%	1	9	1	(a)
AKB Marketing Services Sp. Z.o.o.	Poland	Marketing	—	100.00%	1	1	(1)	8
Alce Tenedora Inversiones, S.L.	Spain	Holding company	—	100.00%	—	—	—	—
Aljarafe Golf, S.A.	Spain	Real estate	—	70.48%	17	(3)	(1)	(a)
Aljardi SGPS, Lda.	Portugal	Holding company	—	100.00%	1,159	(6)	(2)	1,159
Altec, S.A.	Chile	IT services	—	100.00%	12	(2)	(7)	12
Allfunds Bank, S.A.	Spain	Banking	—	100.00%	24	—	(2)	20
Andaluza de Inversiones, S.A.	Spain	Securities investment	—	100.00%	30	(1)	—	28
Argenline, S.A.	Uruguay	Finance	—	100.00%	—	—	—	—
Asesora de Titulización, S.A., S.G.F.T.	Spain	Securitization	70.00%	26.00%	1	—	—	1
Asesora Santander, C.A.	Venezuela	Counseling services	—	76.50%	—	—	—	1
Aurum, S.A.	Chile	Holding company	0.92%	99.08%	52	(33)	(7)	50
Ausant Holding GMBH	Austria	Holding company	—	99.83%	11	491	29	158
Ausant Merchant Participations GMBH	Austria	Holding company	—	98.03%	—	411	22	98
B.R.S. Investment S.A.	Argentina	Finance	—	100.00%	35	(3)	—	245
B.S.N. Dealer – Sociedade Financeira de Corretagem, S.A.	Portugal	Securities company	—	99.35%	4	6	4	3
Banca Serfin, S.A.	Mexico	Banking	—	98.82%	157	517	282	1,103
Bancaracas Sociedad Administradora de Entidades de Inversión Colectiva, C.A.	Venezuela	Fund management	—	97.65%	—	—	1	1
Banco Alicantino de Comercio, S.A.	Spain	Banking	—	88.57%	9	—	—	(a)
Banco Banif, S.A.	Spain	Banking	100.00%	—	39	117	13	132
Banco Caracas, Holding N.V.	Netherlands Antilles	Banking	—	84.40%	14	6	3	45
Banco Caracas, N.V.	Netherlands Antilles	Banking	—	84.40%	11	5	(6)	10
Banco de Albacete, S.A.	Spain	Banking	100.00%	—	9	2	(1)	9
Banco de Asunción, S.A.	Paraguay	Banking	—	98.09%	1	7	(2)	29
Banco de Desarrollo Económico Español, S.A.	Spain	Banking	—	88.49%	13	37	1	(a)
Banco de Venezuela, S.A.C.A., Banco Universal (1)	Venezuela	Banking	96.78%	0.87%	28	276	134	679
Banco de Vitoria, S.A.	Spain	Banking	—	88.26%	23	83	13	(a)
Banco do Estado de Sao Paulo S.A.	Brazil	Banking	—	98.01%	683	(283)	759	735
Banco Español de Crédito, S.A.	Spain	Banking	87.43%	1.14%	1,409	642	404	2,031
Banco Madesant – Sociedade Unipessoal, S.A.	Portugal	Banking	—	100.00%	624	546	3	1,151
Banco Río de la Plata S.A.	Argentina	Banking	25.62%	73.23%	98	318	(199)	1,271
Banco Santa Cruz, S.A.	Bolivia	Banking	96.13%	0.15%	76	11	7	94
Banco Santander – Chile, S.A.	Chile	Banking	—	83.92%	921	146	208	1,410
Banco Santander (Panamá), S.A.	Panama	Banking	—	100.00%	12	28	—	86
Banco Santander Bahamas International, Ltd.	Bahamas	Banking	—	100.00%	5	838	(41)	785
Banco Santander Brasil, S.A.	Brazil	Banking	—	95.90%	336	(133)	1	971
Banco Santander Central Hispano (Guernsey), Ltd.	Guernsey	Banking	—	99.98%	1	2	—	11
Banco Santander Central Hispano (Suisse), S.A.	Switzerland	Banking	—	99.96%	21	37	12	24
Banco Santander Colombia, S.A.	Colombia	Banking	—	97.43%	61	19	(24)	409
Banco Santander de Negocios Portugal, S.A.	Portugal	Banking	—	99.35%	26	66	24	29
Banco Santander International Miami	U.S.A.	Banking	94.80%	5.20%	5	89	14	9
Banco Santander Meridional, S.A.	Brazil	Banking	96.16%	0.75%	220	(4)	21	997
Banco Santander Mexicano, S.A.	Mexico	Banking	—	98.82%	197	415	230	771
Banco Santander Philippines Inc.	Philippines	Banking	88.45%	—	38	7	2	35
Banco Santander Portugal, S.A.	Portugal	Banking	—	84.84%	156	92	33	221

Back to Contents

			% of Ownership by the Bank		Millions of Euros

					Capital Stock (*)	Reserves (*)	Net Income (Loss) (*)	Cost (*)
Company	Location	Line of Business	Direct	Indirect

Banco Santander Puerto Rico	Puerto Rico	Banking	—	88.27%	101	354	20	418
Banco Santander Uruguay, S.A.	Uruguay	Banking	—	100.00%	15	36	(33)	27
Banco Santander, S.A.	Brazil	Banking	96.70%	3.18%	904	(458)	720	4,210
Banco Standard Totta de Moçambique, SARL	Mozambique	Banking	—	54.97%	7	9	9	1
Banco Totta & Açores, S.A.	Portugal	Banking	73.73%	25.64%	529	1,383	47	3,198
Banco Totta Asia, S.A.	Macao	Banking	—	99.36%	12	(7)	3	12
Banco Totta de Angola, SARL	Angola	Banking	—	99.35%	13	7	3	18
Banespa, S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	Brazil	Technical services	—	98.01%	4	5	46	25
Banespa, S.A. Corretora de Cambio e Titulos	Brazil	Securities company	—	98.01%	6	2	7	7
Banesto Banca Privada Gestión, S.A. S.G.I.I.C.	Spain	Fund management	—	88.53%	2	—	—	(a)
Banesto Banco de Emisiones, S.A.	Spain	Banking	—	88.57%	22	40	—	(a)
Banesto Bolsa, S.A., Sdad. Valores y Bolsa	Spain	Securities company	—	88.57%	5	55	7	(a)
Banesto Delaware Ltd.	U.S.A.	Finance	—	88.57%	—	—	—	(a)
Banesto e-Business, S.A.	Spain	Securities investment	—	88.57%	6	(4)	(2)	(a)
Banesto Factoring, S.A. Establecimiento Financiero de Crédito	Spain	Factoring	—	88.57%	3	6	2	(a)
Banesto Finance Ltd.	Cayman Islands	Finance	—	88.57%	—	—	—	(a)
Banesto Holdings Ltd.	Guernsey	Securities investment	—	88.57%	76	(8)	9	(a)
Banesto Issuances Ltd.	Cayman Islands	Finance	—	88.57%	1	—	—	(a)
Banesto Renting, S.A.	Spain	Finance	—	88.57%	1	1	—	(a)
Banesto Servicios y Tecnología Aplicada, S.A.	Spain	Services	—	88.57%	4	—	—	(a)
Banif Renta Fija Multidivisa Management, S.A.	Luxembourg	Fund management	—	99.90%	—	—	—	—
Bansa Inmobiliaria, S.A.	Chile	Real estate	—	99.99%	18	(14)	(1)	17
Bansaleasing Colombia, S.A., Compañía de Financiamiento Comercial	Colombia	Leasing	—	100.00%	1	5	—	9
Bansaliber, S.A., SIM	Spain	Securities investment	64.95%	25.94%	13	117	(3)	65
Bansamex, S.A.	Spain	Cards	50.00%	—	—	—	1	—
Bansander de Financiaciones, S.A., E.F.C.	Spain	Finance	—	100.00%	5	20	13	4
Bansander Leasing Corp.	Puerto Rico	Leasing	—	100.00%	—	5	—	—
Bansander, S.A.	Spain	Securities investment	100.00%	—	—	—	—	—
Bansimo Imobiliaria, Lda.	Portugal	Real estate management	—	98.03%	25	(14)	—	25
BCH Capital Ltd.	Cayman Islands	Finance	100.00%	—	—	—	22	—
BCH Eurocapital Ltd.	Cayman Islands	Finance	100.00%	—	—	—	28	—
BCH Holdings Gestión, S.A.	Spain	Securities investment	99.99%	0.01%	—	—	—	—
BCH International – Puerto Rico Inc.	Puerto Rico	Banking	—	100.00%	8	2	1	8
BCH International N.V.	Netherlands	Securities investment	100.00%	—	19	—	(3)	3
Benelux Inmo-Loi, S.A.	Belgium	Real estate management	—	100.00%	6	—	—	4
Biamer, S.A.	Spain	Holding company	99.99%	0.01%	—	—	—	—
Bitalbond, B.V.	Netherlands	Holding company	100.00%	—	—	—	16	—
Bozano, Simonsen (UK) Limited	United Kingdom	Finance	—	96.91%	20	(19)	(1)	1
Bozano, Simonsen Banking Limited	Cayman Islands	Banking	—	99.89%	5	—	—	42
Bozano, Simonsen Latín América, S.A.	Argentina	Finance	—	96.91%	—	—	—	—
Briswiss Ltd.	Virgin Islands	Holding company	—	99.04%	687	254	37	932
BSCH Finance Ltd.	Cayman Islands	Finance	100.00%	—	195	(64)	310	165
BSCH Online Inc.	Bahamas	Internet	100.00%	—	10	(3)	—	7
BSN Banif Gestión, S.A., S.G.I.I.C.	Spain	Fund management	—	97.69%	1	5	—	2
Buhal Leasing Ltd.	United Kingdom	Leasing	100.00%	—	8	7	—	3
Cabel S.A.	Belgium	Holding company	86.99%	9.98%	—	—	—	—
Canfy, S.L.	Spain	Holding company	89.00%	11.00%	51	16	1	67
Cántabra de Inversiones, S.A.	Spain	Securities investment	100.00%	—	187	(19)	492	187
Cántabro Catalana de Inversiones, S.A.	Spain	Securities investment	100.00%	—	154	15	5	141
Capital Riesgo Global, S.C.R., S.A.	Spain	Venture-capital company	100.00%	—	1	—	—	1
Capital Riesgo Internet S.C.R., S.A.	Spain	Venture-capital company	100.00%	—	3	13	(8)	12
Caracas Casa de Bolsa, C.A.	Venezuela	Securities company	—	87.89%	—	1	—	1
Cartera Mobiliaria, S.A., S.I.M.	Spain	Securities investment	41.13%	36.11%	9	131	(1)	49
Carvasa Inversiones, S.L.	Spain	Holding company	—	100.00%	7	79	(23)	110
Casa de Bolsa Santander Serfin, S.A. De C.V.	Mexico	Securities company	—	98.82%	40	55	12	55
CC-Bank AG	Germany	Banking	—	100.00%	30	277	136	298
CC-Credit RT	Hungary	Finance	—	100.00%	4	—	1	4
CC-Debit GMBH	Germany	Insurance	—	100.00%	—	—	—	—
CC-Holding GMBH	Germany	Holding company	—	100.00%	49	144	97	1,247

Back to Contents

			% of Ownership by the Bank		Millions of Euros

					Capital Stock (*)	Reserves (*)	Net Income (Loss) (*)	Cost (*)
Company	Location	Line of Business	Direct	Indirect

CC-ITS GMBH	Germany	Services	—	100.00%	—	—	1	—
CC-Leasing Austria, GMBH	Austria	Leasing	—	100.00%	—	—	—	—
CC-Leasing GMBH	Germany	Leasing	—	100.00%	1	3	29	4
CCB-Credit, K.S.	Czech Republic	Finance	—	100.00%	2	—	(1)	2
CCB-Leasing, S.R.O.	Czech Republic	Leasing	—	100.00%	12	(2)	2	12
Centradia, S.A.	Spain	Holding company	—	100.00%	—	—	—	—
Central de Inversiones en Valores, S.A., S.I.M.	Spain	Securities investment	54.91%	25.96%	9	89	(3)	36
Centro de Equipamientos Zona Oeste, S.A.	Spain	Real Estate Management	25.35%	74.65%	52	(9)	(3)	43
Cobranzas y Recaudaciones, Ltda.	Chile	Debt collection	—	83.84%	—	—	1	—
Comercial Española de Valores, S.A.	Spain	Securities investment	69.03%	30.97%	8	20	2	27
Companhía Geral de Crédito Predial Português, S.A.	Portugal	Banking	—	99.36%	280	243	73	678
Consorcio Inversionista Bancaracas Cibanca, S.A.	Venezuela	Securities investment	—	81.53%	—	—	—	—
Consortium, S.A.	Spain	Securities investment	99.99%	0.01%	4	60	(16)	50
Consultoría Tributaria, Financiera y Contable, S.A.	Spain	Counseling	100.00%	—	—	—	—	—
Corpoban, S.A.	Spain	Securities investment	—	88.45%	36	24	2	(a)
Corporación Industrial y Financiera de Banesto, S.A.	Spain	Holding company	—	88.45%	134	229	9	(a)
Corredora de Seguros Santander, Ltda.	Chile	Insurance brokerage	—	83.92%	1	—	3	1
Credisol, S.A.	Uruguay	Cards	—	100.00%	—	—	—	9
Crefisa Inc.	Puerto Rico	Finance	100.00%	—	—	—	—	—
Digital Procurement Holdings N.V.	Netherlands	Electronic services	89.66%	—	20	—	—	20
Dinners Club Spain, S.A.	Spain	Cards	90.00%	—	2	5	2	7
Dudebasa, S.A.	Spain	Finance	—	88.57%	22	13	—	(a)
Elerco, S.A.	Spain	Rental of business premises	—	88.45%	—	36	—	(a)
Factoring Santander Serfin, S.A. De C.V.	Mexico	Finance	—	97.57%	64	(35)	—	10
FC Factor S.R.L.	Italy	Finance	—	50.00%	1	1	—	1
FFB – Participaçoes e Serviços, Sociedade Unipessoal, S.A.	Portugal	Holding company	—	100.00%	1,020	2,125	107	1,020
Fideicomiso GFSSLPT Banca Serfín, S.A.	Mexico	Finance	—	98.82%	2	—	—	1
Financiera Santander, S.A., S.I.M.	Spain	Securities investment	53.69%	24.65%	8	68	(2)	30
Finconsumo Banca SPA	Italy	Finance	—	50.00%	22	29	12	22
Fiscalex, S.A.	Peru	Real estate management	—	100.00%	—	—	—	1
Foggia, S.G.P.S., S.A.	Portugal	Holding company	—	99.36%	221	1,552	6	1,718
Fomento Cultural Santander Mexicano, A.C.	Mexico	Services	—	98.82%	—	1	—	—
Fomento e Inversiones, S.A.	Spain	Securities investment	99.99%	0.01%	1	—	—	—
Fondo Inverpro, S.A. De C.V.	Mexico	Fund management	—	98.80%	3	(2)	—	—
Fondos Santander, S.A. Administradora de Fondos de Inversión	Uruguay	Fund management	—	100.00%	—	—	—	1
Fonlyser, S.A. De C.V.	Mexico	Finance	—	98.81%	40	—	—	30
Formación Integral, S.A.	Spain	Training	—	88.57%	1	—	—	(a)
Fortensky Trading Ltd.	Ireland	Finance	—	100.00%	—	—	—	—
Gedinver e Inmuebles, S.A.	Spain	Finance	—	88.57%	3	2	1	(a)
Gescoban Soluciones, S.A.	Spain	Finance	—	88.57%	—	—	—	(a)
Gessinest Consulting, S.A.	Spain	Consulting, management and communication	99.88%	0.12%	9	65	(119)	—
Gestión Industrial Hispamer, S.A.	Spain	Company promotion	100.00%	—	—	—	—	—
Gestión Santander México, S.A. De C.V.	Mexico	Finance	—	98.82%	2	4	5	1
Grupo Empresarial Santander, S.A.	Spain	Real estate management	99.50%	0.50%	—	—	1	—
Grupo Financiero Santander Serfin, S.A. De C.V.	Mexico	Holding company	98.57%	0.26%	2,105	(684)	533	2,684
Grupo Inmobiliario La Corporación Banesto, S.A.	Spain	Securities investment	—	88.44%	1	9	—	(a)
Grupo Santander Perú, S.A.	Peru	Holding company	—	100.00%	99	5	(56)	351
Hipotebansa E.F.C., S.A.	Spain	Mortgage loan company	100.00%	—	36	7	9	36
Hispamer Servicios Financieros E.F.C., S.A.	Spain	Finance	—	100.00%	83	26	50	98
Hispano Commerzbank (Gibraltar) Ltd.	Gibraltar	Banking	—	50.00%	8	1	—	3
Holbah II Ltd.	Bahamas	Holding company	—	100.00%	—	1,154	375	1,484
Holbah Merchant Co. Ltd.	Bahamas	Holding company	—	100.00%	2	(28)	(13)	36
Holbah Ltd.	Bahamas	Holding company	—	100.00%	—	1	68	131
Holneth Merchant, B.V.	Netherlands	Holding company	—	100.00%	—	(2)	—	—
Holneth, B.V.	Netherlands	Holding company	—	100.00%	9	26	15	9
Holsant Holding Deutschland GMBH	Germany	Holding company	—	100.00%	1	30	(38)	82
Holsant, B.V.	Netherlands	Holding company	—	100.00%	—	(86)	117	—
Hualle, S.A.	Spain	Securities investment	—	88.57%	—	(6)	(5)	(a)

Back to Contents

			% of Ownership by the Bank		Millions of Euros

					Capital Stock (*)	Reserves (*)	Net Income (Loss) (*)	Cost (*)
Company	Location	Line of Business	Direct	Indirect

Imoholsant-Imobiliaria, S.A.	Portugal	Holding company	—	98.03%	2	23	—	25
Informática, Servicios y Productos, S.A.	Spain	Services	—	88.57%	17	2	—	(a)
Ingeniería de Software Bancario, S.L.	Spain	IT services	49.00%	45.11%	61	—	(4)	31
Inmobiliaria Central Española, S.A.	Spain	Holding company	99.99%	0.01%	3	—	—	4
Inmobiliaria Cibanca, C.A.	Venezuela	Real estate management	—	97.65%	—	—	—	—
Inmobiliaria Laukariz S.A.	Spain	Real estate	—	88.57%	—	10	4	(a)
Inmobiliaria Lerma y Amazonas, S.A. de C.V.	Mexico	Real estate management	—	98.80%	9	15	—	22
Inmobiliaria Santander México, S.A. de C.V.	Mexico	Real estate management	—	99.99%	9	(11)	—	6
Inmuebles B de V 1985 C.A.	Venezuela	Rental of business premises	—	34.64%	—	1	—	—
Integrated Securities Services, S.A.	Spain	Holding company	—	60.00%	1	—	—	—
Integritas Trust, S.A.	Switzerland	Holding	—	100.00%	—	—	—	—
Inversiones Estratégicas, S.A. de C.V.	Mexico	Finance	—	63.58%	—	—	—	—
Inversiones Internacionales Bansander, S.A.	Chile	Finance	—	99.42%	2	—	—	2
Inversiones Santander (Bahamas) Ltd.	Bahamas	Counseling	—	85.00%	12	11	(11)	12
Itasant Sociedade Gestora de Participaçoes Sociais Sociedade Unipessoal, Lda.	Portugal	Holding company	—	100.00%	—	363	(15)	92
Larix Limited	Isle of Man	Real estate	—	88.57%	—	2	—	(a)
Layna Inversiones, S.A.	Spain	Holding company	—	49.00%	22	—	—	11
Lindimo – Sociedade Imobiliaria, S.A.	Portugal	Real estate management	—	98.03%	—	2	—	2
Lion Consulting, S.A.	Argentina	Counseling services	—	98.01%	—	—	—	—
Lodares Inversiones, S.L.	Spain	Holding company	100.00%	—	12	214	11	236
Macame, S.A.	Spain	Holding company	90.09%	9.91%	1	2	1	3
Madeisisa – SGPS Sociedade Unipessoal, Lda	Portugal	Holding company	—	99.36%	3	(2)	—	3
Mercado de Dinero, S.A.	Spain	Securities investment	—	88.57%	—	—	(2)	(a)
Mermul, S.A.	Portugal	Real estate management	—	99.36%	—	—	—	—
MKTF S.A. de C.V.	Mexico	Finance	—	100.00%	—	—	—	1
Mosiler, S.A.	Uruguay	Services	—	100.00%	—	—	—	—
Nave de Argo, S.L., Sole-shareholder Company	Spain	Holding company	100.00%	—	—	—	—	—
Nordin, S.A.	Spain	Real estate	—	88.57%	—	(3)	2	(a)
Norteña de Valores, S.A., S.I.M.	Spain	Securities investment	46.96%	30.42%	10	28	(1)	16
Oil-Dor, S.A.	Spain	Finance	—	88.44%	60	66	4	(a)
Omega Gesellschaft Für Vertriebsentwicklungen GMBH	Germany	Holding company	—	100.00%	—	(1)	—	—
Operadora de Derivados Serfin, S.A. de C.V.	Mexico	Finance	—	98.82%	—	—	—	—
Optimal Investment Services, S.A.	Switzerland	Fund management	—	100.00%	5	—	1	5
Orígenes AFJP, S.A.	Argentina	Pension fund management	—	39.20%	36	12	15	58
Orígenes Vivienda y Consumo, Compañía Financiera, S.A.	Argentina	Mortgage loan company	—	99.86%	8	—	(3)	59
Pacale, S.A. de C.V.	Mexico	Finance	—	98.81%	8	16	—	22
Pan American Bank Ltd.	Bahamas	Banking	—	100.00%	2	2	—	31
Parasant S.A.	Switzerland	Holding company	100.00%	—	1,240	10	367	1,240
Patagon Bank, S.A.	Spain	Banking	—	100.00%	39	(11)	—	34
Patagon Euro, S.L.	Spain	Holding company	87.83%	12.17%	7	305	(173)	69
Peninsular, S.A.	France	Holding company	100.00%	—	—	—	—	9
Personas Santander Empresa Administradora de Crédito, S.A.	Uruguay	Cards	—	100.00%	3	1	(11)	21
Petrofinac, SGPS, S.A.	Portugal	Securities investment	—	99.36%	109	129	—	108
Pinto Totta International Finance Limited	Cayman Islands	Finance	—	49.68%	—	—	—	—
Pombimo Imobiliaria AS	Portugal	Real estate management	—	98.03%	8	2	—	32
Portada, S.A.	Chile	Finance	—	96.16%	4	1	—	5
Premises, B.V.	Netherlands	Finance	100.00%	—	—	—	—	—
Préstamos de Consumo, S.A.	Argentina	Finance	—	99.97%	9	(9)	—	9
Promoción de Servicios Integrales, S.A. de C.V.	Mexico	Services	—	99.99%	—	—	—	—
Promociones y Desarrollo Bansa, S.A. de C.V.	Mexico	Finance	—	99.99%	—	1	—	—
Promotora AFR de Venezuela, S.A.	Venezuela	Counseling	—	97.63%	8	(1)	(2)	8
Recuperaciones Bancaracas, S.A.	Venezuela	Real estate management	—	84.40%	—	—	—	—
Río Bank International (Uruguay) SAIFE	Uruguay	Banking	—	100.00%	19	6	—	22
Riyal, S.L.	Spain	Holding company	60.20%	39.80%	17	358	32	426
S C Servicios y Cobranzas S.A.	Colombia	Debt collection and payment services	—	97.57%	—	1	—	1
Saninv Gestao e Investimentos, Sociedade Unipessoal, S.A.	Portugal	Finance	—	100.00%	—	—	—	—
Santana Credit, S.A.	Spain	Finance	—	50.00%	4	—	—	1
Santander – Imovest, Sociedade Gestora de Fundos de Investimentos Inmobiliários, S.A.	Portugal	Fund management	—	99.35%	1	1	2	3
Santander Administradora de Fondos Inversión	Chile	Fund management	—	99.98%	3	3	—	2

Back to Contents

			% of Ownership by the Bank		Millions of Euros

					Capital Stock (*)	Reserves (*)	Net Income (Loss) (*)	Cost (*)
Company	Location	Line of Business	Direct	Indirect

Santander Asset Management, S.L.	Spain	Fund management	100.00%	—	29	66	44	13
Santander Banespa Asset Management, Ltda.	Brazil	Fund management	—	95.89%	—	4	4	—
Santander Banespa, S.A. Arrendamiento Mercantil	Brazil	Leasing	—	98.01%	86	2	5	78
Santander Bank Corporation	Puerto Rico	Holding company	—	88.27%	111	517	16	200
Santander Brasil Administraçao de Cartoes e Serviços, Ltda	Brazil	Cards	—	95.90%	3	4	4	1
Santander Brasil Arrendamento Mercantil, S.A.	Brazil	Leasing	—	95.90%	11	5	(3)	10
Santander Brasil DTVM, Ltda.	Brazil	Securities company	—	95.90%	2	1	—	3
Santander Brasil Participaçoes e Emprendimentos, S.A.	Brazil	Securities company	—	95.90%	3	2	—	5
Santander Brasil Participaçoes e Serviços Técnicos, Ltda.	Brazil	Finance	—	95.87%	67	1	3	56
Santander Brasil S.A., Corretora de Cambio e Valores Mobiliarios	Brazil	Securities company	—	96.59%	9	9	1	13
Santander Brasil S.A., Corretagem e Administraçao de Seguros	Brazil	Insurance brokerage	—	98.02%	6	9	2	25
Santander Capitalizaçao, S.A.	Brazil	Fund management	—	99.13%	4	5	7	4
Santander Central Hispano – Factor, Sdade. International Aquisiçâo Crédito, S.A.	Portugal	Factoring	—	99.36%	5	2	2	6
Santander Central Hispano – Gestâo de Empresas de Crédito Especializado, SGPS, S.A.	Portugal	Securities investment	—	99.36%	33	—	—	45
Santander Central Hispano – Leasing Sdade. Locaçâo Financeira, S.A.	Portugal	Leasing	—	96.80%	27	20	7	29
Santander Central Hispano – Rent, Aluguer de Longa Duraçâo, S.A.	Portugal	Renting	—	98.19%	71	2	1	2
Santander Central Hispano – SFAC Sociedade Financeira para Aquísiçao a Crédito, S.A.	Portugal	Finance	—	99.36%	3	—	—	3
Santander Central Hispano Activos Inmobiliarios, S.A., S.G.I.I.C.	Spain	Fund management	—	99.08%	1	3	7	6
Santander Central Hispano Asset Management Bahamas Inc.	Bahamas	Fund management	—	100.00%	—	17	2	—
Santander Central Hispano Asset Management Ireland Ltd.	Ireland	Fund management	—	100.00%	—	30	3	—
Santander Central Hispano Bank and Trust Ltd.	Bahamas	Banking	—	100.00%	1	1,529	189	1,514
Santander Central Hispano Benelux, S.A.	Belgium	Banking	100.00%	—	40	1	2	25
Santander Central Hispano Bolsa, S.V., S.A.	Spain	Securities company	—	100.00%	25	81	21	104
Santander Central Hispano Carteras S.G.C.., S.A.	Spain	Fund management	—	100.00%	1	7	2	1
Santander Central Hispano Desarrollo, S.G.E.C.R., S.A.	Spain	Venture-capital company	100.00%	—	—	—	—	—
Santander Central Hispano Factoring y Confirming, S.A., E.F.C.	Spain	Factoring	100.00%	—	59	17	3	76
Santander Central Hispano Finance (Delaware) Inc.	U.S.A.	Finance	100.00%	—	—	1	—	—
Santander Central Hispano Finance B.V.	Netherlands	Finance	100.00%	—	—	1	—	—
Santander Central Hispano Financial Services Ltd.	Cayman Islands	Finance	100.00%	—	—	2	—	—
Santander Central Hispano Fondos S.G.I.I.C., S.A.	Spain	Fund management	—	97.69%	1	2	3	8
Santander Central Hispano Futuro E.G.F.P., S.A.	Spain	Pension fund management	—	97.69%	1	2	—	5
Santander Central Hispano Gest, Sociedade Gestora de Patrimónios, S.A.	Portugal	Fund management	—	99.35%	1	—	—	1
Santander Central Hispano Gestión SGIIC, S.A.	Spain	Fund management	28.30%	69.39%	23	30	40	33
Santander Central Hispano International Ltd.	Cayman Islands	Finance	100.00%	—	—	4	—	—
Santander Central Hispano Investment Securities Inc.	U.S.A.	Securities company	—	100.00%	277	(167)	(18)	295
Santander Central Hispano Investment Sociedad Agente de Bolsa S.A.	Peru	Securities company	—	100.00%	3	(1)	—	12
Santander Central Hispano Investment, S.A.	Spain	Banking	100.00%	—	21	136	79	14
Santander Central Hispano Issuances Ltd.	Cayman Islands	Finance	100.00%	—	—	4	—	—
Santander Central Hispano Lease, S.A., E.F.C.	Spain	Leasing	100.00%	—	39	11	4	42
Santander Central Hispano Multileasing, S.A., E.F.C.	Spain	Leasing	70.00%	30.00%	21	3	3	21
Santander Central Hispano Overseas Bank Inc	Puerto Rico	Banking	—	100.00%	106	271	(101)	96
Santander Central Hispano Pensiones E.G.F.P., S.A.	Spain	Pension fund management	21.20%	76.50%	39	4	3	50
Santander Central Hispano Private Advisors Ltd.	U.S.A.	Holding company	100.00%	—	—	—	—	—
Santander Central Hispano Renting, S.A.	Spain	Renting	100.00%	—	6	13	2	18
Santander Central Hispano Trade Services Ltd.	Hong Kong	Counseling	—	100.00%	42	(44)	3	42
Santander Central Hispano Asset Management Luxembourg, S.A.	Luxembourg	Fund management	—	97.69%	—	1	—	—
Santander Companhia Securitizadora de Créditos Financeiros	Brazil	Debt collection	—	95.87%	53	—	2	51
Santander Consumer Finance, S.A.	Spain	Banking	63.19%	36.81%	173	1,204	72	1,508
Santander Chile Holding, S.A.	Chile	Holding company	22.11%	77.30%	403	74	66	289
Santander Direkt Bank AG	Germany	Banking	—	100.00%	14	31	26	57
Santander Factoring, S.A.	Chile	Factoring	—	99.42%	5	11	(1)	6
Santander Financial Products Ltd.	Ireland	Finance	—	100.00%	—	120	19	162
Santander Fundos S.G.F.I.M., S.A.	Portugal	Fund management	—	99.35%	4	3	4	5
Santander Gestâo de Activos, SGPS, S.A.	Portugal	Fund management	—	99.35%	4	12	4	7
Santander Gestión de Recaudación y Cobranzas Ltda.	Chile	Finance	—	98.87%	1	—	—	2
Santander Global Services	Uruguay	Services	—	100.00%	—	—	—	—
Santander Holding Gestión, S.L.	Spain	Holding company	—	100.00%	1	—	25	1
Santander Holding International, S.A.	Spain	Holding company	99.95%	0.05%	23	5	—	23
Santander Insurance Agency Inc.	Puerto Rico	Securities investment	—	88.27%	18	(11)	1	4

Back to Contents

			% of Ownership by the Bank		Millions of Euros

					Capital Stock (*)	Reserves (*)	Net Income (Loss) (*)	Cost (*)
Company	Location	Line of Business	Direct	Indirect

Santander Inversiones, S.A.	Chile	Holding company	—	99.99%	313	(33)	17	410
Santander Investment Bank Ltd.	Bahamas	Banking	—	100.00%	10	168	(48)	488
Santander Investment Colombia, S.A.	Colombia	Finance	—	99.86%	9	2	(3)	45
Santander Investment Chile, Ltda.	Chile	Finance	—	99.99%	46	33	16	67
Santander Investment Gerente FCI, S.A.	Argentina	Fund management	—	98.85%	—	5	4	—
Santander Investment Inmobiliaria Colombia, Ltda.	Colombia	Real estate management	—	99.86%	7	(3)	—	2
Santander Investment Limited	Bahamas	Securities company	—	100.00%	—	34	(17)	33
Santander Investment S.A.	Spain	Holding company	100.00%	—	308	(1,293)	(557)	327
Santander Investment Securities Philippines Inc.	Philippines	Securities company	—	100.00%	2	—	—	2
Santander Investment Securities Singapore PTE Ltd.	Singapore	Finance	—	100.00%	9	(9)	—	1
Santander Investment SPA	Italy	Finance	—	97.93%	3	—	—	3
Santander Investment Trust Colombia S.A., Sociedad Fiduciaria	Colombia	Fund management	—	100.00%	2	7	1	21
Santander Investment Valores Colombia S.A., Comisionista de Bolsa Comercial	Colombia	Securities company	—	97.56%	—	2	1	1
Santander Investment, S.A., Corredores de Bolsa	Chile	Securities company	—	99.99%	12	8	6	12
Santander Leasing, S.A. – Arrendamento Mercantil	Brazil	Leasing	—	99.89%	20	(14)	1	33
Santander M&A, S.R.L.	Italy	Finance	—	100.00%	—	—	—	—
Santander Management Gesellschaft Für Abrechnungssyistem GMBH	Germany	Finance	—	100.00%	—	—	—	—
Santander Management Latinoamérica B.V.	Netherlands	Holding company	—	100.00%	—	—	—	—
Santander Merchant Bank Ltd.	Bahamas	Banking	—	100.00%	5	113	(23)	175
Santander Merchant S.A.	Argentina	Finance	—	99.97%	7	(7)	(1)	24
Santander Mexicano S.A. de C.V. Afore	Mexico	Pension fund management	—	99.12%	41	3	51	7
Santander Multimedios, S.A.	Chile	Internet	—	99.99%	1	—	—	1
Santander Pensôes – Sociedade Gestora de Fundos de Pensôes, S.A.	Portugal	Pension fund management	—	99.35%	1	—	1	1
Santander S.A. Agente de Valores	Chile	Securities company	—	84.07%	40	42	24	21
Santander S.A. Sociedad Securitizadora	Chile	Securitization	—	83.98%	1	1	1	1
Santander S.A., Administradora de Fondos Inversión	Chile	Fund management	—	83.93%	6	8	5	3
Santander Securities Corporation	Puerto Rico	Securities company	—	100.00%	23	(2)	5	27
Santander Sociedad de Bolsa S.A.	Argentina	Securities company	—	98.85%	1	(1)	2	3
Santander Software Gestión, S.A.	Spain	IT services	100.00%	—	3	—	4	7
Santander Venezuela Sociedad Administradora de Entidades de Inversión Colectiva, C.A.	Venezuela	Fund management	—	76.50%	—	—	—	—
Santiago Asesorías Financieras, Ltda.	Chile	Counseling	—	83.75%	—	—	—	1
Santiago Corredores de Bolsa, Ltda.	Chile	Securities company	—	83.92%	7	2	—	8
Santiago Factoring, Ltda.	Chile	Factoring	—	83.84%	5	1	1	5
Santiago Leasing, S.A.	Chile	Leasing	—	83.92%	26	—	7	51
Santiago S.A., Administradora de Fondos Mutuos	Chile	Fund management	—	83.89%	7	—	4	6
Santusa Holding S.L.	Spain	Holding company	60.16%	39.84%	3,702	4,154	376	6,567
SCH Investment Limitada	Chile	Finance	—	99.99%	1	22	7	2
SCH Titulización S.G.F.T., S.A.	Spain	Securitization	81.00%	19.00%	1	1	2	1
Secuoya Capital Privado, S.C.R., S.A.	Spain	Venture-capital company	100.00%	—	7	160	1	166
Serfin International Bank and Trust Ltd.	Cayman Islands	Banking	—	98.82%	63	(28)	(2)	32
Serfin VII Ltd.	Cayman Islands	Fund management	—	98.81%	—	1	—	13
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	Security	100.00%	—	1	—	1	1
Servicios Administrados, S.A.	Uruguay	Finance	—	100.00%	—	—	—	3
Servicios Combinados Amatista, C.A.	Venezuela	Trade services	—	97.65%	—	—	—	—
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	Mexico	Services	—	100.00%	3	—	—	4
Servicios Financieros Bandera, S.A.	Chile	Holding company	—	99.33%	162	3	7	127
Sistemas 4B, S.A.	Spain	Cards	45.44%	11.31%	3	14	3	9
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	Appraisals	—	100.00%	—	—	1	—
Societe de Gestion de Leopard Fund, S.A.	Luxembourg	Fund management	—	100.00%	—	—	—	—
Societe de Gestion de L'euroglobal Investment Fund, S.A.	Luxembourg	Fund management	25.00%	75.00%	—	—	—	—
Sodepro, S.A.	Spain	Finance	—	88.26%	3	1	1	(a)
Soince, S.A.	Chile	Holding company	0.01%	99.79%	—	(1)	9	8
Somaen Dos, S.L.	Spain	Holding company	—	59.96%	26	581	53	402
Sotrón, S.L.	Spain	Holding company	100.00%	—	5	74	11	86
Surandinas Asesorias e Inversiones, Ltda.	Chile	Securities company	—	100.00%	—	1	—	1
Swesant Merchant S.A.	Switzerland	Holding company	—	100.00%	2	—	—	383
Swesant S.A.	Switzerland	Holding company	—	100.00%	—	24	152	—
Symbios Capital, B.V.	Netherlands	Venture-capital company	—	100.00%	58	(23)	(1)	34

Back to Content

			% of Ownership by the Bank		Millions of Euros

							Net Income
Company	Location	Line of Business	Direct	Indirect	Capital Stock (*)	Reserves (*)	(Loss) (*)	Cost (*)

Symbios Capital, S.L.	Spain	Holding company	98.00%	2.00%	—	2	(1)	1
Tarajalte, S.A.	Spain	Holding company	99.99%	0.01%	—	—	—	—
Tarjetas Banvénez, S.A.	Venezuela	Finance	—	97.65%	—	1	3	2
Taxagest Sociedade Gestora de Participaçoes Sociais, S.A.	Portugal	Holding company	—	99.35%	42	22	1	42
Teatinos Siglo XXI, S.A.	Chile	Holding company	50.00%	50.00%	68	49	(124)	362
Teylada, S.A.	Spain	Securities investment	11.11%	88.89%	—	—	—	—
Títulos de Renta Fija, S.A.	Spain	Securities investment	100.00%	—	—	—	—	—
Tornquist Asesores de Seguros, S.A.	Argentina	Counseling services	—	98.99%	—	—	—	—
Totta Açores International Limited	Cayman Islands	Banking	—	99.36%	—	—	—	—
Totta & Açores Ct. Inc. – Naugatuck	U.S.A.	Banking	—	99.36%	—	—	—	—
Totta & Açores Finance Ireland Limited	Ireland	Finance	—	84.84%	57	—	3	49
Totta & Açores Financing Limited	Cayman Islands	Holding company	—	99.36%	—	—	—	—
Totta & Açores Inc. Newark	U.S.A.	Banking	—	99.36%	—	—	—	—
Totta & Açores, Ltda.	Brazil	Banking	—	98.37%	—	—	—	1
Totta Finance – Serviços Financeiros, S.A.	Portugal	Finance	—	99.36%	75	32	(10)	73
Totta Ireland PLC	Ireland	Finance	—	99.36%	286	1	12	284
Universia Holding, S.A.	Spain	Internet	50.00%	50.00%	—	—	—	—
Valores Santander / Casa de Bolsa, C.A.	Venezuela	Securities company	—	76.50%	3	—	2	8
Vista Capital de Expansión, S.A., SGECR	Spain	Venture-capital company	—	50.00%	1	1	(1)	1
Vista Desarrollo, S.A., S.C.R.	Spain	Venture-capital company	100.00%	—	48	14	34	48
W.N.P.H. Gestao e Investimentos Sociedade Unipessoal, S.A.	Portugal	Securities investment	—	100.00%	—	14	16	—
Wallcesa, S.A.	Spain	Securities investment	100.00%	—	2	18	(3)	17
Wassens Onroerend Goed, B.V.	Netherlands	Holding company	—	100.00%	—	—	—	—

(*)	Amount per books of each Company as of December 31, 2002. The cost for accounting purposes is the figure per books of each holding company multiplied by the Group’s percentage of ownership, disregarding amortization of consolidation goodwill. The data on companies not located in the Euro zone were translated to Euros at the year-end exchange rates.

(a)	Banesto’s directors considered it advisable to omit the net amount per books of Banesto and/or of its subsidiaries because they considered that, since some of them are in the process of reorganization and/or sale, the disclosure of this information might be detrimental to both Banesto and the companies themselves. The Banesto companies’ results as of December 31, 2002, have not yet been approved by the respective Shareholders' Meetings.

(1)	Data expressed on a comparable basis with those for calendar 2002.

Back to Contents

Exhibit II

Non-consolidable companies in which the Group has holdings of more than 3% (20% if unlisted)

			% of Ownership by the Bank			Millions of Euros

								Net Income
Company	Location	Line of Business	Direct	Indirect	Voting Rights	Capital Stock (*)	Reserves (*)	(Loss) (*)

Accordfin España, E.F.C., S.A.	Spain	Finance	—	49.00%	49.00%	6	—	—
Agrícola Tabaibal, S.A.	Spain	Agriculture and livestock	—	65.64%	100.00%	1	—	—
Agropecuaria Tapirapé, S.A.	Brazil	Agriculture and livestock	—	95.34%	99.42%	2	(1)	—
Aguas de Fuensanta, S.A.	Spain	Food	—	39.25%	57.69%	3	5	—
AKB Autobörse AG	Germany	Internet	—	100.00%	100.00%	1	—	—
Alcaidesa Holding, S.A.	Spain	Real estate	—	44.21%	49.99%	31	2	30
Alianza del Automóvil XXI, S.L.	Spain	Automotive industry	—	30.00%	30.00%	1	—	—
Almabar 2001 SIMCAV, S.A.	Spain	SIMCAV	—	97.57%	97.57%	3	—	—
Almacenadora Serfin, S.A. de C.V.	Mexico	Storage	—	97.48%	98.64%	20	(20)	—
Almacenadora Somex, S.A. de C.V.	Mexico	Storage	—	96.10%	97.24%	2	5	—
Alta Vida Compañía de Seguros de Vida, S.A.	Chile	Insurance	—	100.00%	100.00%	3	6	7
Aparcamientos y Construcciones, S.A.	Spain	Real estate	—	88.57%	100.00%	3	(1)	—
Arena Communications Network, S.L. (**)	Spain	Advertising	20.00%	—	20.00%	—	4	—
Asajanet Servicios Agropecuarios, S.L.	Spain	Internet	15.00%	11.37%	30.00%	—	1	—
Attijari Factoring Maroc, S.A. (**)	Morocco	Factoring	—	25.00%	25.00%	3	—	—
Attijari International Bank Société Anonymé (**)	Morocco	Banking	50.00%	—	50.00%	3	—	—
Auna Operadores de Telecomicaciones, S.A. (consolidated) (**)	Spain	Telecommunications	12.35%	11.14%	23.49%	1,444	1,184	(729)
B to B Factory Ventures, S.A.	Spain	Development of eCommerce platforms	75.77%	—	75.77%	1	162	(5)
Banco International da Guiné-Bissau, S.A.	Guinea-Bissau	Banking	—	48.69%	48.69%	1	—	(33)
Banco International S. Tome e Príncipe, S.A.	São Tomé and Principe	Banking	—	29.81%	29.81%	1	1	—
Banco Vitalicio de España, S.A. (consolidated) (**)	Spain	Banking	—	13.22%	13.22%	26	94	5
Banesto B2C Escaparate, S.L.	Spain	Technology	—	88.57%	88.57%	2	(2)	(1)
Banesto Ceuta y Melilla, S.A.	Spain	Securities investment	—	58.73%	66.31%	5	1	—
Banestur, S.A.	Spain	Toursim	—	88.57%	100.00%	—	—	—
Banque Commerciale du Maroc Société Anonymé (**)	Morocco	Banking	—	20.27%	20.27%	124	354	81
Bipielle Santander Central Hispano, S.I.M., S.P.A.	Italy	Securities company	—	50.00%	50.00%	30	(2)	(4)
BPI S.G.P.S., S.A. (**)	Portugal	Banking	—	5.32%	5.32%	646	130	133
BtoBen. Com. Inc.	Argentina	e-Commerce	—	74.72%	98.61%	—	4	(1)
Canela Foods, S.L.	Spain	Hospitality services	—	27.21%	35.91%	—	14	(4)
Carpe Diem Salud, S.L.	Spain	Healthcare services	100.00%	—	100.00%	—	—	—
Carpe Diem Servicios Sanitarios, S.L. (**)	Spain	Marketing and distribution of healthcare products	61.29%	—	61.29%	3	(2)	(2)
Catmoll, S.L.	Spain	Concession-holder	100.00%	—	100.00%	7	—	—
CBE Service SPRL	Belgium	Services	—	20.00%	20.00%	—	—	—
Centradia Ltd. (**)	United Kingdom	Counseling	22.50%	—	22.50%	44	—	(17)
Central Virtual de Compras Corporativas, S.L.	Spain	e-Commerce	—	54.58%	71.41%	10	—	—
Centro Comercial Zacatecas, S.A. de C.V.	Mexico	Administration services	—	98.79%	99.99%	—	—	—
Certidesa, S.L.	Spain	Air transport	—	100.00%	100.00%	22	(9)	5
Citec Sistemas S.R.L.	Argentina	Data processing	—	29.99%	29.99%	—	—	—
Ciudad Financiera, S.A.	Spain	Real estate	99.00%	1.00%	100.00%	—	—	—
CJ Profit SIMCAV, S.A.	Spain	SIMCAV	—	8.80%	8.80%	3	1	—
CJ Traditional SIMCAV, S.A.	Spain	SIMCAV	—	7.94%	7.94%	3	1	—
Clínica Sear, S.A.	Spain	Healthcare	—	44.73%	50.58%	1	6	—

Back to Contents

			% of Ownership by the Bank			Millions of Euros

								Net Income
Company	Location	Line of Business	Direct	Indirect	Voting Rights	Capital Stock (*)	Reserves (*)	(Loss) (*)

Club Zaudin Golf, S.A.	Spain	Services	—	67.06%	95.15%	—	16	—
Commerzbank AG (consolidated) (**)	Germany	Banking	—	3.72%	3.72%	1,394	10,264	102
Compañía Aseguradora Banesto Seguros, S.A.	Spain	Insurance	—	88.57%	88.57%	19	32	9
Compañía Concesionaria del Túnel de Soller, S.A.	Spain	Construction	—	28.86%	32.70%	17	—	—
Compañía Española de Petróleos, S.A. (consolidated) (**)	Spain	Oil refining	0.12%	19.92%	33.34%	268	1,561	435
Consorcio International de Aseguradores de Crédito, S.A.	Spain	Credit insurance	20.25%	—	20.25%	21	—	—
Consorcio Mexicano de Seguros de Crédito, S.A.	Spain	Credit insurance	40.25%	—	40.25%	4	—	—
Corporación del Automóvil XXI, S.L.	Spain	Automotive industry	—	30.00%	30.00%	1	—	—
Corporate Director Dos, S.L.	Spain	Services	66.67%	—	66.37%	—	—	—
Corporate Director Uno, S.L.	Spain	Services	33.33%	—	33.33%	—	—	—
Costa Canaria de Veneguera, S.A.	Spain	Real estate	—	65.72%	74.20%	22	(3)	(1)
Crinaria, S.A.	Spain	Hospitality	—	88.57%	100.00%	2	6	—
Depósitos Portuarios, S.A.	Spain	Services	—	88.46%	100.00%	—	—	—
Deposoltenegolf, S.A.	Spain	Sports	—	88.57%	100.00%	1	10	1
Desarrollo Informático, S.A.	Spain	IT	—	88.57%	100.00%	12	2	(13)
Diseño e Instalación de Redes y Telecomunicaciones, S.A.	Spain	IT	—	88.57%	100.00%	1	—	—
Editel, S.L.	Spain	Telecommunications	—	100.00%	100.00%	21	6	—
Efearvi, S.A.	Spain	Real estate	—	88.48%	100.00%	1	(1)	—
Entidad Recursos Eroski, S.L.	Spain	Marketing of financial products	—	49.00%	49.00%	1	—	—
Estrella Servi-Rent, S.A.	Spain	Automotive industry	—	49.00%	49.00%	—	—	—
Eurobenet, S.A.	Spain	Automotive industry	—	49.00%	49.00%	—	—	—
Europartners Holding, S.A. (**)	Luxembourg	Holding company	50.00%	—	50.00%	—	1	1
Gerfisauto, S.L.	Spain	Holding company	—	20.00%	20.00%	1	—	—
Gestbos SIMCAV, S.A.	Spain	SIMCAV	—	4.25%	4.25%	2	—	(1)
Gestión de Actividades Turísticas, S.A.	Spain	Services	99.98%	0.02%	100.00%	—	—	—
Gire, S.A. (**)	Argentina	Payment instruments	—	57.33%	57.66%	—	2	1
Golf Universal, S.L.	Spain	Internet	—	85.00%	85.00%	—	—	—
Grupo Eurociber, S.A.	Spain	Services	—	88.57%	100.00%	1	—	—
Grupo Financiero Galicia, S.A. (consolidated) (**)	Argentina	Banking	—	7.57%	7.57%	309	55	34
Grupo Golf del Sur, S.A.	Spain	Real estate	—	88.57%	100.00%	—	9	—
Grupo Konecta Net, S.L.	Spain	Holding company	—	35.39%	35.39%	3	2	—
Grupo MetLife (consolidated)	Spain	Holding company	20.00%	—	20.00%	51	43	—
Grupo Taper, S.A. (**)	Spain	Distribution of medical materials	27.66%	—	27.66%	4	16	2
Guaranty Car, S.A.	Spain	Automotive industry	—	42.03%	42.03%	1	(2)	2
H.B.F. Auto-Renting, S.A.	Spain	Renting	—	100.00%	100.00%	1	1	1
Hispamer Renting, S.A.	Spain	Renting	—	100.00%	100.00%	—	1	2
Home Mart México, S.A. de C.V. (**)	Mexico	Commerce	6.08%	20.00%	26.08%	6	32	8
Ibérica de Compras Corporativas, S.L.	Spain	e-Commerce	4.75%	39.62%	71.50%	12	(3)	(4)
Imperial de Valores SIMCAV, S.A.	Spain	SIMCAV	—	100.00%	100.00%	2	—	—
Inmobiliaria Urbis, S.A. (consolidated)	Spain	Real estate	—	45.46%	52.21%	152	414	72
Instituto Serfin, A.C.	Mexico	Not-for-profit institution	—	98.06%	100.00%	1	1	—
Integración de Negocios y Tecnología, S.A.	Spain	IT	—	88.57%	100.00%	2	(1)	(5)
Intelligent Software Components, S.A.	Spain	IT services	—	26.52%	35.00%	—	10	(4)
Interacciona Soluciones de CRM, S.L.	Spain	Holding company	—	33.26%	33.26%	—	3	—
Intereuropa Bank, R.T. (consolidated) (**)	Hungary	Banking	—	10.00%	10.00%	30	11	4
International Seguros de Vida, S.A.	Argentina	Insurance	—	39.20%	39.20%	1	14	15
Inverelid SIMCAV, S.A.	Spain	SIMCAV	—	5.50%	5.50%	5	—	—
Inversiones Marítimas del Mediterráneo, S.A.	Spain	Holding company	100.00%	—	100.00%	—	6	(1)
Inversiones Turísticas, S.A.	Spain	Hospitality	—	88.57%	100.00%	5	27	—

Back to Contents

			% of Ownership by the Bank			Millions of Euros

								Net Income
Company	Location	Line of Business	Direct	Indirect	Voting Rights	Capital Stock (*)	Reserves (*)	(Loss) (*)

Konecta Fieldmarketing, S.A.	Spain	Holding company	—	35.39%	35.39%	—	—	—
Konecta Net, S.A.	Spain	Marketing	—	35.39%	35.39%	—	2	2
La Unión Resinera Española, S.A. (consolidated)	Spain	Chemicals	74.87%	18.44%	93.93%	4	42	4
Laparanza, S.A.	Spain	Agriculture and livestock	61.59%	—	61.59%	5	22	—
Larix Chile Inversiones Limitada	Spain	Real estate	—	88.56%	100.00%	—	—	—
Linvest, S.A.	Argentina	Financial services	—	99.00%	99.00%	—	—	—
Luresa Inmobiliaria, S.A.	Spain	Real estate	—	93.31%	93.31%	9	6	2
Marismas de Astillero, S.A.	Spain	Services	49.83%	—	60.00%	—	—	—
Masías de Betera, S.L.	Spain	Real estate	—	22.43%	50.00%	—	—	—
Merciver, S.L.	Spain	Hotel	—	88.57%	100.00%	—	(2)	—
Mobipay International, S.A.	Spain	Telecommunications	27.50%	—	27.50%	30	(3)	(11)
Modelo e Continente S.G.P.S., S.A. (**)	Portugal	Food	5.69%	10.93%	16.62%	1,000	(782)	—
Moneda y Crédito, S.L.	Spain	Advertising	50.00%	—	50.00%	—	—	—
Multimedia de Cable, S.A. (**)	Spain	Holding company	37.45%	—	37.45%	12	—	(6)
Nisa BCH, S.A.	Spain	Sale of garage spaces	99.99%	0.01%	100.00%	1	—	—
Nite Hawk SIMCAV, S.A.	Spain	SIMCAV	—	3.16%	3.16%	2	—	—
Norchem Participaçao e Consultoría, S.A.	Brazil	Leasing	—	47.95%	50.00%	2	3	—
Norchen Holdings é Negocios, S.A.	Brazil	Holding company	—	20.86%	21.75%	1	7	3
NW Services Co.	United States	e-Commerce	—	86.97%	100.00%	1	—	—
Operadora de Activos Alfa, S.A. de C.V.	Mexico	Services	—	49.80%	49.80%	2	(7)	(5)
Operadora de Activos Beta, S.A. de C.V.	Mexico	Services	—	49.90%	49.90%	1	—	(1)
Optimus Zero, S.L.	Spain	e-Commerce	—	71.98%	100.00%	2	(1)	(1)
Orígenes Seguros de Retiro, S.A.	Argentina	Insurance	—	39.20%	39.20%	1	—	24
Parques Reunidos, S.A. (consolidated)	Spain	Entertainment	—	5.10%	5.10%	7	94	2
Polígono Industrial Gerona, S.A.	Spain	Real estate	—	26.53%	30.00%	2	2	1
Portal Universia Argentina S.A.	Argentina	Internet	99.65%	0.35%	100.00%	1	—	—
Portal Universia Portugal, Prestaçao de Serviços de Informática, S.A.	Portugal	Internet	96.92%	2.61%	100.00%	2	—	(1)
Portal Universia, S.A.	Spain	Internet	87.96%	4.10%	92.07%	17	(8)	(5)
Procura Digital Chile, S.A.	Chile	e-Commerce	—	86.97%	100.00%	—	—	—
Procura Digital Ltda. Brasil	Brazil	e-Commerce	—	86.97%	100.00%	1	(1)	—
Procura Digital SRL de C.V.	Mexico	e-Commerce	—	86.97%	100.00%	—	—	(1)
Procura Digital S.A. de Venezuela	Venezuela	e-Commerce	—	86.97%	100.00%	1	—	(2)
Programa Hogar Montigalá, S.A.	Spain	Real estate	—	88.45%	100.00%	—	5	1
Programa Multi Sponsor PMS, S.A. (**)	Spain	Advertising	24.75%	24.75%	49.51%	3	1	1
Promotora Herlosacantos, S.A. (**)	Spain	Real estate	—	50.00%	50.00%	—	—	—
Proyecto Europa, S.A.	Spain	Counseling	—	88.57%	100.00%	—	—	—
Pymarket Holding, S.A.	Spain	Holding company	—	71.98%	95.03%	17	8	(8)
Pymarket Iberia S.A.	Spain	e-Commerce	—	71.98%	100.00%	—	(4)	(4)
R. Benet S.A.	Spain	Automotive industry	—	49.00%	49.00%	5	5	2
Red Eléctrica de Bolivia Ltd. (**)	Belgium	Electricity	25.10%	—	25.10%	25	—	—
Reintegra, S.A.	Spain	Holding company	—	45.00%	45.00%	2	—	—
Río Compañía de Seguros, S.A.	Argentina	Insurance	—	99.86%	100.00%	2	1	2
Royal Bank of Scotland Group PLC (**)	United Kingdom	Banking	—	5.04%	5.04%	1,098	30,472	2,872
San Paolo IMI, SPA (consolidated) (**)	Italy	Banking	—	5.16%	5.16%	3,932	3,037	1,203
Santander Central Hispano Correduría de Seguros, S.A.	Spain	Counseling	—	100.00%	100.00%	—	—	2
Santander Central Hispano Previsión, S.A., de Seguros y Reaseguros, S.A.	Spain	Insurance	100.00%	—	100.00%	137	—	4
Santander Central Hispano Seguros y Reaseguros, S.A.	Spain	Insurance	60.00%	—	60.00%	26	60	—
Santander Seguros, S.A.	Brazil	Insurance	—	99.13%	99.13%	32	—	13
Santander Seguros, S.A.	Uruguay	Insurance	—	100.00%	100.00%	1	2	1
Seguros Santander Mexicano, S.A.	Mexico	Insurance	—	98.82%	100.00%	12	(2)	3

Back to Contents

			% of Ownership by the Bank			Millions of Euros

								Net Income
Company	Location	Line of Business	Direct	Indirect	Voting Rights	Capital Stock (*)	Reserves (*)	(Loss) (*)

Seguros Serfin, S.A. de C.V.	Mexico	Insurance	—	98.82%	100.00%	29	4	4
Servicios Corporativos Seguros Serfin, S.A. de C.V.	Mexico	Services	—	96.85%	98.00%	—	—	—
Servicios Corporativos Serfin, S.A. de C.V.	Mexico	Financial services	—	98.81%	99.99%	—	—	—
Servicios Universia Venezuela S.U.V., S.A.	Venezuela	Internet	99.66%	0.33%	100.00%	1	—	—
Sociedad Mexicana de Arrendamiento Puro, S.A. de C.V.	Mexico	Renting	—	99.98%	99.99%	—	—	—
Star Capital Partners Group Ltd.	United Kingdom	Venture-capital company	19.96%	—	19.96%	—	3	(1)
Técnicas Reunidas, S.A. (consolidated) (**)	Spain	Engineering	37.43%	—	37.43%	6	92	15
Teleinmueble, S.L.	Spain	Internet	—	100.00%	100.00%	—	—	—
Tenedora de Acciones de Redesur, S.A.	Spain	Holding company	25.00%	—	25.00%	17	—	—
Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	Insurance	—	99.36%	99.36%	23	2	(2)
Totta Urbe – Empresa de Administraçâo e Construçôes, S.A.	Portugal	Real estate	—	99.36%	100.00%	100	2	3
Transolver Finance E.F.C., S.A.	Spain	Leasing	—	50.00%	50.00%	9	10	2
Tuberías Industriales y Calderería, S.A.	Spain	Mechanical assembly and maintenance	—	88.44%	100.00%	1	(1)	—
U.C.I., S.A.	Spain	Mortgage loans	—	50.00%	50.00%	48	26	13
Unión Fenosa, S.A. (consolidated) (**)	Spain	Electricity	8.21%	15.14%	23.35%	914	1,905	293
Universia Brasil, S.A.	Brazil	Internet	100.00%	—	99.98%	2	—	—
Universia Chile S.A.	Chile	Internet	99.63%	0.37%	100.00%	2	(1)	(1)
Universia México, S.A. de C.V.	Mexico	Internet	100.00%	—	100.00%	2	(1)	(1)
Universia Perú, S.A.	Peru	Internet	99.51%	0.49%	100.00%	2	(1)	(1)
Universia Puerto Rico Inc.	Puerto Rico	Internet	100.00%	—	100.00%	2	(1)	(1)
Universia Santander Colombia, S.A.	Colombia	Internet	94.90%	4.34%	99.25%	1	—	—
Urbiespar, S.A.	Spain	Real estate	—	22.74%	50.00%	—	—	—
Vallehermoso, S.A. (consolidated) (**)	Spain	Real estate	4.92%	—	4.92%	155	606	141
Veneguera Mar, S.A.	Spain	Real estate	—	65.72%	100.00%	—	—	—
Vidrieras Canarias, S.A. (**)	Spain	Glass	28.35%	—	28.35%	—	16	2
Virtual Payments, S.L.	Spain	Technology	—	88.57%	100.00%	1	—	—
Zectel CRM, S.A.	Spain	Marketing	—	18.76%	18.76%	—	—	—
Zubayda SIMCAV, S.A.	Spain	SIMCAV	—	17.38%	17.38%	3	—	—

(*)	Amounts per the books of each company as of December 31, 2002. The data on companies not located in the Euro zone were translated to Euros at the year-end exchange rates.

(**)	Data as of December 31, 2001, the last year in which financial statements were prepared by their Board of Directors.

Back to Contents

Exhibit III

Notifications of Acquisition and Sales of Investments in 2002

(Art. 86 of the revised Corporations Law and Art. 53 of Securities Market Law 24/1998):

Investee Company	Date of Notification

Parques Reunidos, S.A.	01/09/2002
Unión Fenosa, S.A.	03/08/2002
Grupo Dragados, S.A.	04/24/2002
Bansaliber, S.A., S.I.M.	05/08/2002
Aguas de Valencia, S.A.	06/06/2002
Vallehermoso, S.A.	06/14/2002
Central de Inversiones en Valores (CEIVASA), S.A.	07/01/2002
Inveralid, SIMCAV, S.A.	07/24/2002
Zubayda Gestión Diversificada, SIMCAV, S.A.	07/24/2002
CJ Profit, SIMCAV, S.A.	07/24/2002
CJ Tradicional, SIMCAV, S.A.	07/24/2002
Central de Inversiones en Valores (CEIVASA), S.A.	09/11/2002
Unión Fenosa, S.A.	10/11/2002
Vallehermoso, S.A.	11/05/2002
Banco Español de Crédito, S.A.	12/03/2002

Back to Contents

EXHIBIT IV

List of Bonds and Debentures issued as of December 31, 2002.

					Outstanding amount in foreign
	Thousands of Euros				currencies (million)
								Annual
Issuer	2002	2001	2000	Currency	2002	2001	2000	Interest rate	Maturity Date

Banco Santander Central Hispano, S.A.-
Debentures-October 1993	117,798	120,202	120,202	Euro	—	—	—	8.75%	October 2008
Debentures- November 1993	233,818	271,363	271,363	Euro	—	—	—	8.0 and 8.25	December 2003 and December 2008
Debentures- November 1993	307,456	328,675	320,460	Pounds Sterling	200	200	200	7.15%	November 2010
Debentures- March 1994	161,221	260,239	560,744	Euro	—	—	—	7.63%	From September 2004 to September 2009
Debentures- August 1996	—	—	19,533	Euro	—	—	—	7.20%	October 2001
Mortgage backed securities- October 2002	3,000,000	—	—	Euro	—	—	—	4.00%	October 2007
S.C.H. International Ltd.
Bonds- March 1994	353,574	377,977	368,529	Pounds Sterling	230	230	230	7.90%	March 2019
Dollars-
Issued from July 97 to August 97	—	836,722	807,586	Dollars USA	—	737	751	Floating	From July 2002 to August 2002
Issued in January 1998	476,781	567,343	537,347	Dollars USA	500	500	500	5.88%	January 2003
Issued in June and September 2000 (***)	—	—	12,146	Dollars USA	—	—	11.3	Floating	June and October 2001
Issued June 2000	476,781	567,343	537,347	Dollars USA	500	500	500	Floating	June 2005
Issued February 2001	476,781	567,343	—	Dollars USA	500	500	—	Floating	February 2004
Issued November 2001	8,534	10,157	—	Dollars USA	8.95	8.95	—	Indexed to S&P 500	November 2003
Issued June 2002	76,313	—	—	Dollars USA	80	—	—	Floating	June 2005
Yen-
Issued in 1994	24,118	26,013	46,765	Yen	3,000	3,000	5,000	4,70%	December 2004
May 1997	—	—	121,591	Yen	—	—	13,000	Floating	November 2001
April 2000	361,765	390,190	420,883	Yen	45,000	45,000	45,000	1.42%	April 2005
May 2001	—	247,161	—	Yen	—	28,500	—	0.16%	December 2002
May 2002	225,259	—	—	Yen	28,020	—	—	0.16%	December 2004
Euro-
January 1998	10,325	10,325	10,325	Euro	—	—	—	Floating	January 2005
April 1998 (***)	206,508	206,508	261,236	Euro	—	—	—	Floating	April 2008
June 1998	18,072	18,072	18,072	Euro	—	—	—	7.50%	June 2013
Issued in August 1997	153,390	153,390	153,390	Euro	—	—	—	Floating	August 2007
March 1998	255,647	255,647	255,647	Euro	—	—	—	5.38%	February 2008
Bonds- June 1998 (**)	600,000	600,000	600,000	Euro	—	—	—	Floating	June 2003
February 1999	—	6,500	10,000	Euro	—	—	—	3.17%	September 2002
March 1999	—	300,000	300,000	Euro	—	—	—	Floating	March 2002
November 1999	—	—	1,000,000	Euro	—	—	—	Floating	May 2001
February 2000 (***)	—	20,000	35,000	Euro	—	—	—	Floating	February 2002
February 2000	25,000	25,000	25,000	Euro	—	—	—	Floating	February 2003
March 2000	—	1,016,685	1,016,685	Euro	—	—	—	Floating	March 2002
March 2000 (***)	—	10,000	10,000	Euro	—	—	—	Floating	March 2002
July 2000	14,500	14,500	14,500	Euro	—	—	—	Floating	February 2003
August 2000	500,000	500,000	500,000	Euro	—	—	—	Floating	August 2003

Subtotal carried forward	8,083,641	7,707,355	8,354,351

Back to Contents

					Outstanding amount in foreign
	Thousands of Euros				currencies (million)
								Annual
Issuer	2002	2001	2000	Currency	2002	2001	2000	Interest rate	Maturity Date

Subtotal brought forward	8,083,641	7,707,355	8,354,351

September 2000 (***)	—	—	3,000	Euro	—	—	—	10%	September 2001
October 2000	—	500,000	500,000	Euro	—	—	—	Floating	October 2002
December 2000	—	—	350,000	Euro	—	—	—	Floating	March 2001
February 2001 (***)	—	4,000	—	Euro	—	—	—	Floating	February 2002
April 2001	500,000	500,000	0	Euro	—	—	—	Floating	April 2004
April 1998	255,647	255,647	255,647	Euro	—	—	—	5.00%	April 2005
February 1998	181,512	181,512	181,512	Euro	—	—	—	5.38%	February 2008
from October 1994 to May 1998	1,311,062	1,408,628	1,408,628	Euro	—	—	—	From 5.00% to 8.38%	From October 2004 to February 2009
February 2002	35,000	—	—	Euro	—	—	—	Floating	January 2004
February 2002	500,000	—	—	Euro	—	—	—	Floating	February 2005
July 2002	150,000	—	—	Euro	—	—	—	Floating	July 2004
Swiss Francs- issued from April 1998 to May 1998	34,426	33,718	32,827	Swiss Francs	50	50	50	3.51% y 3.54%	From April 2008 to May 2008
Swedish krona- October 1998	—	16,126	16,990	Swedish Krona	—	150	150	5.08%	October 2002
Pounds Sterling
April 2000	458,109	493,016	480,689	Pounds Sterling	298	300	300	Floating	April 2004
August 2000	461,184	493,016	480,689	Pounds Sterling	300	300	300	Floating	April 2004
September 2000	—	246,511	240,345	Pounds Sterling	—	150	150	Floating	September 2002
January 2001	153,728	164,341	—	Pounds Sterling	100	100	—	Floating	January 2004
May 2001	153,728	164,341	—	Pounds Sterling	100	100	—	Floating	November 2004
July 2002	153,728	—	—	Pounds Sterling	100	—	—	Floating	July 2004
Banesto Group
USD	48,963	56,020	244,137	Dollars USA	50	50	227.17	Floating	April 2003
Euro	51,128	51,128	26,144	Euro	—	—	—	Floating	April 2003
Euro	933,000	1,103,250	383,019	Euro	—	—	—	Floating	From May 2003 to March 2004
Euro	25,000	25,000	—	Euro	—	—	—	4.48%	October 2006
Euro	424,874	—	—	Euro	—	—	—	Floating	From May 2003 to August 2012
Euro	118,635	—	—	Euro	—	—	—	From 4.55% to 5.15%	From March 2005 to August 2007
Mortgage backed securities	1,000,000	—	—	Euro	—	—	—	5.75%	March 2017
Banco Santander Chile-(merged with B.Santiago)
Bonds	839,635	1,194,019	1,395,839	Chilean Pesos	634,200	686,482	742,008	From 5.5% to 6.61%	Various maturates
Bonds	1,500,500	—	—	Chilean Pesos	1,133,367	—	—	From 5,75% to 6,9%	Various Maturates
Santander Factoring Chile-
Bonds	—	427	32,395	Chilean Pesos	—	245.74	17,222	6.18%	Various maturates until June 2002
Banco Santander Puerto Rico-
Debentures- January 1992	—	22,694	21,492	Dollars USA	—	20	20	Floating	April 2002
Debentures- August 1994	47,678	56,736	53,736	Dollars USA	50	50	50	6.82%	August 2004
Debentures- March 1995	61,947	73,648	69,856	Dollars USA	65	65	65	6.89%	July 2003
Debentures- March 1995	33,356	39,715	37,611	Dollars USA	35	35	35	Floating	July 2003
Debentures- May 1996	—	—	69,856	Dollars USA	—	—	65	Floating	June 2001
Debentures- September 1996	—	—	64,477	Dollars USA	—	—	60	Floating	September 2001
Debentures- May 1998	38,142	45,388	42,990	Dollars USA	40	40	40	Floating	June 2003
Debentures- June 1998	29,572	50,479	52,144	Dollars USA	31.9	44.5	48.5	6.20%	June 2018
Debentures- October 1998	20,597	24,509	23,025	Dollars USA	21.6	21.6	21.4	Floating	October 2003
Debentures- December 1999	14,649	27,587	26,096	Dollars USA	15.8	24.3	24.3	6.5%	December 2019
Debentures- December 2000	24,098	28,591	27,046	Dollars USA	26	25.2	25.2	Floating	December 2020

Subtotal carried forward	17,643,539	14,967,402	14,874,541

Back to Contents

					Outstanding amount in foreign
	Thousands of Euros				currencies (million)
								Annual
Issuer	2002	2001	2000	Currency	2002	2001	2000	Interest rate	Maturity Date

Subtotal brought forward	17,643,539	14,967,402	14,874,541

Debentures- July 2001	—	113,471	—	Dollars USA	—	100	—	Floating	July 2005
Debentures- August 2001	23,147	27,526	—	Dollars USA	24.3	24.3	—	7%	December 2021
Debentures- August 2001	—	90,777	—	Dollars USA	—	80	—	Floating	May 2002
Debentures- November 2001	—	56,736	—	Dollars USA	—	50	—	Floating	February 2002
Debentures- December 2001	—	113,471	—	Dollars USA	—	100	—	Floating	January 2002
Debentures- December 2001	—	96,450	—	Dollars USA	—	85	—	Floating	January 2002
Debentures- December 2001	—	34,041	—	Dollars USA	—	30	—	Floating	January 2002
Debentures- December 2001	—	45,388	—	Dollars USA	—	40	—	Floating	January 2002
Banco Santander de Negocios Portugal-
Debentures- 1996	14,460	14,460	14,460	Euro	—	—	—	Floating	February 2003
Debentures- 1997	793	793	793	Euro	—	—	—	Floating	September 2005
Debentures- 1998	—	3,973	3,973	Euro	—	—	—	Floating	March 2002
Debentures- 1999	—	11,504	15,001	Euro	—	—	—	Floating	From March to September 2002
Debentures- 2000	2,302	2,302	2,302	Euro	—	—	—	Floating	May 2003
Debentures- 2001	7,386	7,386	—	Euro	—	—	—	Floating	January 2004
Banco Santander Portugal-					—	—	—
Debentures- from June 1998 to October 1998	9,705	18,457	14,593	Euro	—	—	—	Floating	July 2008
Debentures 99	—	85,080	108,188	Euro	—	—	—	Various	January 2002
Debentures 99	28,224	114,379	146,996	Euro	—	—	—	Various	January 2003 to February 2009
Debentures 00	68,802	108,927	108,633	Euro	—	—	—	Various	From January 2003 to March 2004
Debentures 01	85,620	89,358	—	Euro	—	—	—	Various	From August 2003 to December 2004
Debentures 02	144,728	—	—	Euro	—	—	—	Various	From April 2004 to May 2009
Banco Santander Peru- (sold in 2002)
Mortgage bonds	—	72	18	Dollars USA	—	0.065	0.02	10.00%	March 2005
Debentures- 97 y 98 BS Perú	—	92,495	33,921	Dollars USA	—	81.56	31.56	From 7.75% to 8.50%	From May 2002 to August 2003
Debentures 97 y 98 Bancosur	—	79,370	75,090	Dollars USA	—	70	70	7.50%	From November 2002 to November 2003
Debentures 99 BS Perú	—	68,035	53,670	Dollars USA	—	60	50	From 7.75% to 8.0%	From May to November 2002
Debentures 00 BS Perú	—	79,370	64,404	Dollars USA	—	70	60	From 7.75% to 9.0%	From January 2003 to November 2010
Santander Leasing Peru-
Bonds	—	—	75,133	Dollars USA	—	—	69.88	8%	September 2003
Banco Río de la Plata-
Debentures- December 1993	238,390	283,672	268,670	Dollars USA	250	250	250	8.75%	December 2003
Global Program 2000	291	329,066	322,407	Dollars USA	0.31	290	300	Floating	August 2010
Global Program 2001	—	493,587	462,984	Dollars USA	—	435	430.81	From 2.96% to 3.70%	March 2002
Global Program 2001	47,678	56,736	—	Dollars USA	50	50	—	Floating	August 2005
Global Program 2002	362,592	—	—	Dollars USA	380.3	—	—	From 1.82% to 2.8%	From February to May 2003
Global Program 2002	168,402	—	—	Dollars USA	176.6	—	—	Floating	June 2003
Banco Santander Mexicano-
Bonds- issued from January 1997 to March 1998	—	3,726	—	Mexican Pesos	—	30	—	Floating	From January 1999 to March 2002
Banco Santiago (merged with B.S. Chile)
Bonds	—	2,153,042	2,111,999	Chilean Pesos	—	1,237,857	1,122,705	From 5,5% to 6,9%	Various Maturities
Santiago Leasing
Bonds	102,812	139,886	136,796	Chilean Pesos	77,657	80,425	72,720	From 5.42% to 5.91%	From March 2004 to January 2019

Subtotal carried forward	18,948,871	19,780,938	18,894,572

Back to Contents

	Thousands of Euros				Outstanding amount in foreign currencies (million)
Issuer	2002	2001	2000	Currency	2002	2001	2000	Annual Interest rate	Maturity Date

Subtotal brought forward	18.948.871	19.780.938	18.894.572
Origenes vivienda
Bonds	—	56,736	85,975	Dollars USA	—	—	80	From 8.88% to 9.21%	From February 2001 to July 2001
Bonds	—	13,348	—	Argentine Peso	—	20	—	11.84%	January 2002
Bonds	6,613	—	—	Dollars USA	6.96	—	—	6.83%	January 2003
Banca Serfin Mexico
Bonds	—	—	527,286	Dollars USA	—	—	4,704	Floating	From January to November 2001
Banco Totta & Açores
Debentures	—	—	3,510	Euro	—	—	—	Floating	June 2001
Debentures 2000	351,091	412,445	412,445	Euro	—	—	—	Various	From May 2003 to May 2004
Debentures 2001	106,900	109,084	—	Euro	—	—	—	Floating	From July 2003 to May 2004
Debentures 2001	83,557	59,800	—	Euro	—	—	—	From 3,0% to 4,71%	From May 2003 to January 2004
Debentures 2002	201,805	—	—	Euro	—	—	—	Floating	From July 2003 to January 2006
Companhia Geral Crédito Predial
Bonds	24	24	24	Euro	—	—	—	Floating	June 2005
Debentures	2,300	2,300	2,300	Euro	—	—	—	5.72%	May 2003
Debentures 2000	113,854	146,376	146,376	Euro	—	—	—	Various	From May 2003 to March 2004
Debentures 2001	29,442	30,000	—	Euro	—	—	—	4.25%	May 2003
Debentures 2001	49,449	50,778	—	Euro	—	—	—	Floating	From June 2003 to November 2004
Debentures 2002	82,486	—	—	Euro	—	—	—	From 3.0% to 5.3%	From March 2004 to May 2009
Debentures 2002	79,911	—	—	Euro	—	—	—	Floating	From April 2004 to January 2006
Mc Looc – Sdade. De Locaçao Financeira
Debentures 1998	9,977	9,977	9,977	Euro	—	—	—	Floating	October 2005
Mc Rent Aluguer de Longa duraçao
Bonds	—	—	3,492	Euro	—	—	—	Floating	September 2001
Banco Standard Totta de Moçambique
Obrigaçoes	4,138	4,868	—	Mozambican Metical	100,000	100,000	—	Floating	October 2003
Banco de Venezuela
Bonds	—	7,236	—	Venezuelan Bolivar	—	4,878.6	—	Floating	October 2003
Banco Santander Brasil
Mortgage Bills	4,375	59,771	—	Brazilian Real	16.2	122.26	—	10,0%	February 2003
Eurobonds1999	2,681	28,246	—	Dollars USA	2.81	24.88	—	9,73%	December 2004
Eurobonds 2000	—	223,370	—	Dollars USA	—	197.16	—	From 9,74% to 9,83%	From February to June 2002
Eurobonds 2001	75,235	203,857	—	Dollars USA	78.9	180	—	6,92%	June 2003
Eurobonds 2001	—	30,000	—	Euro	—	—	—	7.26%	November 2002
Banco Santander,S.A. (Brasil)
Eurobonds 1996	56,624	—	—	Dollars USA	59.5	—	—	10.67%	May 2004
Eurobonds 1996	31,738	—	—	Dollars USA	33.4	—	—	10.38%	September 2004
Eurobonds 1997	1,378	—	—	Dollars USA	1.6	—	—	9,34%	March 2005
Eurobonds 1997	254,880	—	—	Euro	—	—	—	8,26%	November 2005

TOTAL	20,497,329	21,229,154	20,085,957

Back to Contents

EXHIBIT V

List of Subordinated Issued as of December 31, 2002.

	Thousands of Euros				Outstanding Amount in Foreign Currency		Maturity Date
						Annual Interest Rate
Issuer	2002	2001	2000	Currency	(Million)

Banco Santander Central Hispano, S.A.:
May 1991	298,895	298,895	298,895	Euro		Floating (1)	May 2011
December 1993	36,061	36,061	36,061	Euro		9%	December 2003
December 1993	30,051	30,051	30,051	Euro		Floating	December 2003
October 1994	74,820	74,820	74,820	Euro		Floating	October 2004
December 1994	—	215,505	215,505	Euro		11.50% (2)	December 2002
April 1995	51,122	51,122	51,122	Euro		Floating	April 2005
June 1995	60,101	60,101	60,101	Euro		12.70%	June 2010
December 1995	80,235	80,235	80,235	Euro		10.75%	December 2010
March 1997	60,101	60,101	60,101	Euro		7.38%	December 2012
June 1997	60,101	60,101	60,101	Euro		7.65%	December 2015
September 1998 (convertible)	20,800	20,800	20,800	Euro		2.00%	October 2003
Santander Central Hispano Issuance, Ltd. :
April 1990	190,712	226,934	214,940	U.S. dollars	200	Floating	Perpetual
July 1990	381,425	453,878	429,872	U.S. dollars	400	Floating	Perpetual
October 1990	87,728	104,390	98,873	U.S. dollars	92	Floating	Perpetual
April 1994	28,121	28,121	28,121	Euro		Floating	April 2009
June 1994	16,087	17,339	18,703	Japanese yen	2,000	Floating	June 2004
June 1994	214,551	255,304	241,805	U.S. dollars	225	8.25%	June 2004
February 1995	143,034	170,201	161,137	U.S. dollars	150	Floating	September 2004
April 1995	286,068	340,407	322,407	U.S. dollars	300	7.88%	April 2005
May 1995	143,034	170,201	161,203	U.S. dollars	150	7.75%	May 2005
June 1995	95,356	113,471	107,467	U.S. dollars	100	7.50%	June 2005
July 1995	190,712	226,936	214,940	U.S. dollars	200	6.80%	July 2005
August 1995	143,034	170,201	161,203	U.S. dollars	150	Floating	August 2005
November 1995	190,712	226,936	214,940	U.S. dollars	200	7.25%	November 2015
February 1996	190,712	226,936	214,940	U.S. dollars	200	6.50%	February 2006
February 1996	286,068	340,407	322,407	U.S. dollars	300	6.38%	February 2011
April 1996	238,390	283,672	268,670	U.S. dollars	250	7.00%	April 2006
May 1996	190,712	226,936	214,940	U.S. dollars	200	7.25%	May 2006
July 1996	214,551	255,304	241,805	U.S. dollars	225	7.70%	July 2006
October 1996	143,034	170,201	161,203	U.S. dollars	150	Floating	October 2006
February 1997	143,034	170,201	161,203	U.S. dollars	150	Floating	February 2007
June 1998	153,390	153,390	153,390	Euro		5.25%	June 2008
July 1999	500,000	500,000	500,000	Euro		5.13%	July 2009
November 1999	595,976	709,182	671,680	U.S. dollars	625	7.63%	November 2009
March 2000	500,000	500,000	500,000	Euro		6.38%	July 2010
June 2000	82,422	91,973	93,019	Singapore dollars	150	5.15%	June 2010
September 2000	953,503	1,134,687	1,074,694	U.S. dollars	1,000	7.63%	September 2010
November 2000	307,447	328,892	320,460	Pounds sterling	200	6.75%	November 2010
March 2001	500,000	500,000	—	Euro		6.00%	March 2011
March 2001	500,000	500,000	—	Euro		Floating	March 2011
September 2001	500,000	500,000	—	Euro		From fixed to floating (4)	September 2011
April 2002	350,000	—	—	Euro		Floating	April 2012
April 2002	650,000	—	—	Euro		From fixed to floating (5)	April 2012
May 2002	47,678	—	—	U.S. dollars	50	Floating	May 2012
May 2002	47,678	—	—	U.S. dollars	50	Floating	May 2012
Santander Central Hispano Finance B.V.:
August 1998 (convertible)	300,380	300,380	300,380	Euro		2.00%	August 2003
CC – Bank–AG:
Sundry issues (6)	157,989	57,739	57,739	Euro		From 4.96% to 9.25%	From January 2003 to July 2012
BS Portugal:
February 1994	10,067	10,067	10,065	Euro		Floating	February 2004
May 1994	948	948	948	Euro		Floating	May 2004
February 2001	27,641	29,672	—	Euro		Floating	Perpetual
BS Chile: (merged with B. Santiago)
April 1992	—	8,643	9,063	Chilean pesos	4,818	Floating	April 2002
October 1996	55,722	61,496	67,085	Chilean pesos	41,132	Floating	October 2016
November 1998	190,712	230,709	217,735	U.S. dollars	200	6.50%	November 2005
January 1992	12,272	—	—	Chilean pesos	9,269	7.50%	January 2007
December 1995	25,930	—	—	Chilean pesos	19,585	7.00%	December 2015
March 1996	19,469	—	—	Chilean pesos	14.705	6.90%	March 2016
March 1996	24,528	—	—	Chilean pesos	18,526	6.90%	March 2011
July 1997 (7)	275,373	—	—	U.S. dollars	289	7.00%	July 2007
BSN Portugal:
Sundry issues	32,382	32,382	32,364	Euro		From 8.81% to 9.84%	From February 2004 to October 2004

Subtotal	11,110,869	10,815,932	8,957,193

Back to Contents

	Thousands of Euros				Outstanding Amount in Currency		Maturity Date
						Annual Interest Rate
Issuer	2002	2001	2000	Currency	(Million)

Subtotal brought forward	11,110,869	10,815,932	8,957,193
Banco Santander Peru: (sold)
September 1996	—	—	7,242	Nuevos soles	24	Floating	September 2001
August 1997	—	6,239	5,902	U.S. dollars	6	8.50%	August 2007
January 1998	—	3,119	2,951	U.S. dollars	3	8.00%	January 2008
January 1998	—	15,079	13,956	Peruvian soles	46	Floating	January 2008
August 1998	—	7,122	6,587	Peruvian soles	22	Floating	August 2008
Banco Totta & Açores:
July 1993	49,878	49,878	49,878	Euro		Floating	August 2003
May 1995	41,151	41,151	41,151	Euro		Floating	May 2005
July 1996	74,820	74,820	74,820	Euro		Floating	July 2006
January 1998	29,233	29,924	29,924	Euro		Floating	Perpetual
September 1987	3,672	3,672	5,024	Euro		Floating	September 2007
April 2001	16,336	16,336	—	Euro		5.00%	April 2009
December 2000	13,852	13,156	—	Euro		Floating	Perpetual
Crédito Predial Portugués:
July 1992	—	74,820	74,820	Euro		Floating	July 2002
January 1998	10,697	11,011	29,924	Euro		Floating	Perpetual
December 1998	24,940	24,527	24,942	Euro		Floating	December 2008
December 1999	37,498	33,416	37,407	Euro		Floating	November 2009
February 2001	3,861	—	—	Euro		Floating	Perpetual
April 2001	20,000	20,000	—	Euro		5.00%	April 2009
May 2001	5,299	10,337	—	Euro		Floating	May 2006
McLeasing Sdad. Locaçao Financeira:
June 1997	4,988	4,988	4,988	Euro		Floating	June 2007
Finconsumo:
December 2000	16,798	16,798	16,798	Euro		Floating	December 2010
Banesto Group:
October 1990	172,597	205,366	194,518	U.S. dollars	181	Floating (3)	Perpetual
July 1992	—	170,201	161,203	U.S. dollars	150	8.25%	July 2002
March 1997	143,034	170,201	161,203	U.S. dollars	150	7.5%	March 2007
June 1998	152,447	152,447	152,447	Euro		5.25%	June 2008
S.C.H. Financial Services Ltd.:
February 1990	190,712	226,936	214,934	U.S. dollars	200	Floating	Perpetual
November 1994	20,099	21,672	23,385	Japanese yen	2,500	5.40%	November 2004
June 2001	307,447	328,675	—	Sterling Pounds	200	Floating	Perpetual
Banco Santiago: (merged with B.S. Chile)
January 1992	—	16,119	19,773	Chilean pesos	9,269	7.50%	January 2007
December 1995	—	34,071	40,604	Chilean pesos	19,585	7.00%	December 2015
March 1996	—	25,579	27,707	Chilean pesos	14.705	6.90%	March 2016
March 1996	—	32,238	34,823	Chilean pesos	18,526	6.90%	March 2011
July 1997	—	340,161	315,837	U.S. dollars	289	7.00%	July 2007

Balances at year-end	12,450,228	12,995,991	10,729,941

These are subordinated issues and, therefore, for debt seniority purposes they are junior to all general creditors of the issuers. The issues of Santander Central Hispano Issuances, Ltd. and SCH Financial Services, Ltd. are guaranteed by the Bank on a subordinated basis or are secured by restricted deposits at the Bank.

The 1990 issues of Santander Central Hispano Issuances, Ltd. and the February 1990 issue of BCH Financial Services, Ltd. are redeemable at the Bank’s option, after obtaining authorization from the Bank of Spain.

(1)	Interest on the May 1991 issue of the Bank is revised annually, being tied to MIBOR less two percentage points, with a maximum of 14% per annum and a minimum of 10%. These securities are redeemable at par in 2011, but the holders can redeem them early at 6, 12 and 18 years from the issue date.

(2)	The Bank’s December 1994 issue will be redeemed at par on December 31, 2002, and bears initial annual interest of 8%, increasing by half a percentage point in each subsequent year to 11.5% in 2002.

The August and September 1998 issues launched by the Bank and by Santander Central Hispano Finance B.V. are convertible into shares of the Bank at any time from January 1, 1999 through July 30, 2003 (Santander Central Hispano Finance B.V.) or September 23, 2003 (the Bank), at the holders’ option. The share value for conversion purposes is €16.53.

(3)	The perpetual issuance of Banesto Group has an interest rate tied to Libor plus a spread which is 0.5% for the first year, then 0.875% until October 2000, then 1% until October 2010 and 1.4% from that date.

(4)	This issuance has a fixed interest rate for the first 5 years of 5.250% form September 2006 it is Libor plus 1.22%.

(5)	This issuance has a fixed interest rate for the first 5 years of 5.750% form April 2007 it is Libor plus 1.24%.

(6)	CC-Bank Merged with AKB Bank (note 3).

(7)	This security was early-redeemed on January 2003 in exchange of a cash payment and the issuance of a new security with maturity on 2012, the new amount issued was USD 222 millions.

Back to Contents

EXHIBIT VI

Selected Financial Information of main Banks of the Group.

Banks in Spain
Thousands of Euros	Santander Central Hispano		Banif		SCH Investment
	2002	2001	2002	2001	2002	2001

Net Income
Net interest revenue	3,739,269	4,912,765	22,853	29,143	52,984	88,277
Net fees and commissions	1,198,253	1,148,783	65,863	79,243	103,042	91,810
Basic revenue	4,937,522	6,061,548	88,716	108,386	156,026	180,087
Trading gains	(304,818)	71,086	1,868	4,622	(3,650)	(1,971)
Net operating revenue	4,632,704	6,132,634	90,584	113,008	152,376	178,116
Personnel and general expenses	(2,149,325)	(2,199,633)	(52,227)	(57,240)	(43,188)	(41,632)
a) Personal expenses	(1,494,490)	(1,546,622)	(34,279)	(34,840)	(23,259)	(21,654)
b) General expenses	(654,835)	(653,011)	(17,948)	(22,400)	(19,929)	(19,978)
Depreciation	(271,527)	(251,260)	(5,812)	(4,940)	(2,141)	(5,175)
Other operating cost	(122,383)	(116,213)	(270)	(469)	172	1,178

Net operating income	2,089,469	3,565,528	32,275	50,359	107,219	132,487

Income from equity-accounted holdings	—	—	—	—	—	—
Other income	(274,229)	(1,877,473)	(7,939)	(265)	(3,937)	(3,330)
Net provisions	(401,270)	(292,479)	(2,907)	(4,790)	(1,527)	(967)
Goodwill amortization	—	—	—	—	—	—
Income before taxes	1,413,970	1,395,576	21,429	45,304	101,755	128,190
Net income	1,376,178	1,329,931	13,256	28,680	79,385	108,501
Minority interests	—	—	—	—	—	—

Net attributable income	1,376,178	1,329,931	13,256	28,680	79,385	108,501

Balance sheet, December 31
Loans	76,422,038	75,866,890	492,905	875,338	1,408,377	757,960
Due from banks	34,796,547	36,489,710	2,756,001	1,931,292	2,892,966	2,040,376
Investment securities	50,612,323	50,683,467	41,708	26,781	199,242	28,494
Tangible and intangible assets	1,903,392	2,268,124	24,543	26,703	2,980	7,380
Other assets	15,565,257	15,682,443	75,524	100,736	272,487	591,463

Total assets/liabilities	179,299,557	180,990,634	3,390,681	2,960,850	4,776,052	3,425,673

Customer deposits	87,831,465	90,959,989	2,895,941	2,209,922	2,479,730	1,938,961
Debt securities	4,910,788	2,673,644	—	—	—	—
Subordinated debt	15,524,988	16,992,562	—	—	—	—
Due to banks	33,300,203	34,533,067	217,295	472,918	1,723,351	915,673
Other liabilities	19,535,102	18,075,241	108,780	117,173	336,438	297,669
Group capital and reserves(*)	18,197,011	17,756,131	168,665	160,837	236,533	273,370

Off-balance sheet managed funds	—	—	3,047,963	4,141,232	—	—

Mutual funds	—	—	1,768,645	2,610,761	—	—
Pension funds	—	—	—	—	—	—
Portfolios Managed	—	—	1,279,318	1,530,471	—	—
Total customer funds managed	108,267,241	110,626,195	5,943,904	6,351,154	2,479,730	1,938,961
Total managed funds	179,299,557	180,990,634	6,438,644	7,102,082	4,776,052	3,425,673

(*)	Includes income for the year

Back to Contents

Banks in Spain and Europe
Thousands of Euros	Grupo Hispamer (HBF) (1)		Patagon Bank
	2002	2001	2002	2001

Net Income
Net interest revenue	652,318	480,310	31,095	18,817
Net fees and commissions	131,662	104,266	5,735	5,722
Basic revenue	783,980	584,576	36,830	24,539
Trading gains	(13,484)	(631)	2,858	2,891
Net operating revenue	770,496	583,945	39,688	27,430
Personnel and general expenses	(352,850)	(316,958)	(34,765)	(39,234)
a) Personal expenses	(188,619)	(174,900)	(13,033)	(13,487)
b) General expenses	(164,231)	(142,058)	(21,732)	(25,747)
Depreciation	(49,030)	(143,591)	(1,229)	(1,328)
Other operating cost	17,222	204,574	(1,138)	(1,106)

Net operating income	385,838	327,970	2,556	(14,238)

Income from equity-accounted holdings	9,084	(541)	—	—
Other income	45,917	(8,456)	(95)	(114)
Net provisions	(156,741)	(92,396)	(2,015)	(1,869)
Goodwill amortization	(327)	(318)	—	—
Income before taxes	283,771	226,259	446	(16,221)
Net income	200,616	162,304	446	(16,221)
Minority interests	5,309	3,918	—	—

Net attributable income	195,307	158,386	446	(16,221)

Balance sheet, December 31
Loans	12,905,459	11,004,702	115,779	137,698
Due from banks	2,091,627	1,116,397	2,059,223	2,235,446
Investment securities	147,449	229,727	198,703	246,102
Tangible and intangible assets	162,465	534,176	—	3,342
Other assets	1,468,309	441,751	73,434	212,620

Total assets/liabilities	16,775,309	13,326,753	2,447,139	2,835,208

Customer deposits	3,930,444	2,899,596	2,355,527	1,963,573
Debt securities	1,244,978	1,950,794	—	—
Subordinated debt	191,589	191,575	14,000	13,998
Due to banks	8,262,313	6,449,468	2,359	649,075
Other liabilities	1,537,708	1,286,240	46,628	180,382
Group capital and reserves(*)	1,608,277	549,080	28,625	28,180

Off-balance sheet managed funds	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Portfolios Managed	—	—	—	—
Total customer funds managed	5,367,011	5,041,965	2,369,527	1,977,571
Total managed funds	16,775,309	13,326,753	2,447,139	2,835,208

(1)	Pro-forma data: includes together figures of CC-Bank and AKB Group (the last one was bought in mid 2002). This pro-forma data is presented only for comparison purposes.

(*)	Includes income for the year

Back to Contents

Banks in Europe
Thousands of Euros	Banco Totta		Cia, de Crédito Predial		BS Portugal
	2002	2001	2002	2001	2002	2001

Net Income
Net interest revenue	217,398	295,962	216,300	204,368	108,941	102,070
Net fees and commissions	103,340	93,872	29,714	29,943	36,046	30,567
Basic revenue	320,738	389,834	246,014	234,311	144,987	132,637
Trading gains	8,229	8,379	(3,809)	(4,646)	(4,211)	2,495
Net operating revenue	328,967	398,213	242,205	229,665	140,776	135,132
Personnel and general expenses	(206,341)	(229,935)	(100,035)	(116,566)	(76,173)	(72,963)
a) Personal expenses	(132,749)	(155,584)	(65,346)	(80,602)	(51,010)	(48,195)
b) General expenses	(73,592)	(74,351)	(34,689)	(35,964)	(25,163)	(24,768)
Depreciation	(32,074)	(34,720)	(16,322)	(17,159)	(7,510)	(7,777)
Other operating cost	(2,094)	(2,141)	(880)	(1,142)	(535)	(2,392)

Net operating income	88,458	131,417	124,968	94,798	56,558	52,000

Income from equity-accounted holdings	—	—	—	—	—	—
Other income	(18,428)	(46,975)	(16,178)	(18,920)	(6,306)	(5,265)
Net provisions	(18,946)	(3,005)	(20,750)	(27,328)	(10,645)	(14,449)
Goodwill amortization	—	—	—	—	—	—
Income before taxes	51,084	81,437	88,040	48,550	39,607	32,286

Net income	47,431	76,124	72,839	36,085	33,107	27,298

Balance sheet, December 31
Loans	6,244,247	6,519,978	8,418,478	7,593,938	4,142,575	3,499,273
Due from banks	9,076,080	7,891,439	653,096	881,168	516,775	1,134,957
Investment securities	3,387,456	2,871,834	594,172	681,271	246,893	247,052
Tangible and intangible assets	238,538	249,606	175,145	157,844	58,673	168,079
Other assets	634,870	1,000,595	544,392	397,197	454,400	143,354

Total assets/liabilities	19,581,191	18,533,452	10,385,283	9,711,418	5,419,316	5,192,715

Customer deposits	8,628,755	9,317,082	3,305,424	3,871,834	2,072,407	2,373,385
Debt securities	2,621,580	1,765,792	425,085	229,478	490,651	416,201
Subordinated debt	762,350	812,124	437,606	497,356	261,869	261,867
Due to banks	5,169,473	4,195,022	5,252,260	4,450,831	1,941,039	1,656,576
Other liabilities	439,556	549,139	368,788	267,559	372,374	235,320
Group capital and reserves(*)	1,959,477	1,894,294	596,120	394,360	280,976	249,366

(*)	Includes income for the year

Back to Contents

Banks in Latin America
	Banespa		BS Brasil		Grupo Finan,
					Santander Serfin
	2002	2001	2002	2001	2002	2001

	Brazilian reais thousand		Brazilian reais thousand		Mexican peso million

Net Income
Net interest revenue	3,827,403	2,615,276	1,716,683	629,300	9,733,297	10,869,293
Net fees and commissions	887,885	738,192	324,819	266,173	4,279,722	3,421,348
Basic revenue	4,715,288	3,353,468	2,041,502	895,473	14,013,019	14,290,641
Trading gains	(26,065)	130,408	(375,641)	17,788	1,550,861	2,224,057
Net operating revenue	4,689,223	3,483,876	1,665,861	913,261	15,563,880	16,514,698
Personnel and general expenses	(1,585,021)	(1,733,069)	(648,518)	(646,381)	(7,825,750)	(7,629,476)
a) Personal expenses	(1,041,463)	(1,197,463)	(386,998)	(376,456)	(4,000,900)	(3,889,798)
b) General expenses	(543,558)	(535,606)	(261,520)	(269,925)	(3,824,850)	(3,739,678)
Depreciation	(129,316)	(62,677)	(104,940)	(80,188)	(586,672)	(1,144,674)
Other operating cost	(64,931)	(29,298)	(121,714)	(33,859)	(167,665)	(619,632)

Net operating income	2,909,955	1,658,832	790,689	152,833	6,983,793	7,120,916

Income from equity-accounted holdings	—	—	—	—	83,206	112,577
Other income	403,313	(431,392)	(263,831)	(60,745)	(868,043)	(389,946)
Net provisions	(301,772)	(101,881)	(281,157)	(149,928)	(49,005)	(737,550)
Goodwill amortization	—	—	—	—	(14,895)	(16,538)
Income before taxes	3,011,496	1,125,559	245,701	(57,840)	6,135,056	6,089,459

Net income	2,818,149	1,089,198	3,490	(64,005)	6,004,538	5,292,618

Balance sheet, December 31
Loans	5,247,107	4,861,093	6,546,198	5,483,142	79,852,211	60,718,026
Due from banks	8,416,366	3,139,291	6,496,544	4,932,750	31,012,906	46,718,377
Investment securities	10,664,190	15,539,976	8,205,851	8,757,880	96,118,675	107,760,259
Tangible and intangible assets	786,189	801,499	607,341	620,439	5,237,035	5,541,807
Other assets	3,759,352	4,802,685	2,825,617	3,692,535	10,353,849	10,181,485

Total assets/liabilities	28,873,205	29,144,544	24,681,551	23,486,746	222,574,676	230,919,954

Customer deposits	11,074,893	9,238,115	7,081,555	5,402,833	68,151,126	126,272,427
Debt securities	—	—	550,174	1,619,983	80,739,014	38,531,886
Subordinated debt	—	—	—	—	2,246,178	2,021,744
Due to banks	4,312,440	5,598,469	13,274,615	12,637,829	33,797,153	30,341,539
Other liabilities	9,180,218	11,315,215	3,018,762	2,577,873	15,887,076	15,200,990
Group capital and reserves(*)	4,305,654	2,992,745	756,446	1,248,229	21,754,129	18,551,368

(*) Includes income for the year

Exchange rate, (currency per Euro)
Fixing	3,7124	2,0451	3,7124	2,0451	10,9972	8,0507
Year average exchange rate	2,6358	2,1021	2,6358	2,1021	9,0595	8,3573

Back to Contents

Banks in Latin America
	BS Chile		BS Puerto Rico		Banco de Venezuela
	2002	2001	2002	2001	2002	2001

	Chilean pesos million		US$ Thousand		Venezuelan bolivares million

Net Income
Net interest revenue	461,597	470,430	203,793	228,545	402,341	345,226
Net fees and commissions	79,101	68,224	24,708	29,555	107,425	77,908
Basic revenue	540,698	538,654	228,501	258,100	509,766	423,134
Trading gains	24,809	25,499	19,583	21,222	157,176	21,829
Net operating revenue	565,507	564,153	248,084	279,322	666,942	444,963
Personnel and general expenses	(234,427)	(229,631)	(139,849)	(144,062)	(270,492)	(218,365)
a) Personal expenses	(138,208)	(137,623)	(71,771)	(72,542)	(107,863)	(89,314)
b) General expenses	(96,219)	(92,008)	(68,078)	(71,520)	(162,629)	(129,051)
Depreciation	(36,549)	(28,497)	(20,454)	(14,872)	(40,221)	(38,927)
Other operating cost	(24,667)	(19,324)	440	2,893	(24,601)	(17,214)

Net operating income	269,864	286,701	88,221	123,281	331,628	170,457

Income from equity-accounted holdings	—	—	—	—	—	—
Other income	(27,029)	(3,892)	363	(482)	(34,027)	(1,731)
Net provisions	(63,950)	(61,441)	(63,631)	(65,428)	(97,103)	(35,537)
Goodwill amortization	—	—	(4,314)	(5,387)	—	—
Income before taxes	178,885	221,368	20,639	51,984	200,498	133,189

Net income	157,308	210,859	20,639	47,725	196,483	129,950

Balance sheet, December 31
Loans	7,095,198	7,405,401	3,806,804	4,390,557	1,581,334	1,811,799
Due from banks	465,298	642,567	603,763	1,107,200	954,850	913,651
Investment securities	1,742,171	1,814,734	2,364,575	1,897,989	797,989	957,371
Tangible and intangible assets	283,180	310,798	154,059	127,736	334,227	401,284
Other assets	955,222	1,172,146	144,077	157,461	197,082	263,367

Total assets/liabilities	10,541,070	11,345,646	7,073,278	7,680,943	3,865,483	4,347,472

Customer deposits	6,354,455	6,245,377	3,737,505	3,675,727	3,042,388	3,232,407
Debt securities	1,857,140	2,676,517	347,455	1,183,949	—	119,931
Subordinated debt	464,145	430,636	—	—	—	—
Due to banks	688,265	614,627	2,247,647	2,056,086	95,679	230,580
Other liabilities	213,864	385,681	242,125	250,439	85,406	167,662
Group capital and reserves(*)	963,200	992,809	498,546	514,742	642,010	596,892

(*) Includes income for the year

Exchange rate, (currency per Euro)
Fixing	755.3269	574.9602	1.0487	0.8813	1.464.7722	674.1980
Year average exchange rate	646.9462	568.2930	0.9420	0.8946	1.026.3904	644.6314

Back to Contents

EXHIBIT INDEX

Exhibit Number	Description

1.1	By-laws (Estatutos) of Banco Santander Central Hispano, S.A., as amended (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for 2001).

1.2	By-laws (Estatutos) of Banco Santander Central Hispano, S.A., as amended (English translation) (incorporated by reference to Exhibit 1.2 to our Annual Report on Form 20-F for 2001).

8.1	List of Subsidiaries (incorporated by reference to Exhibit I of our Financial Pages filed with this Form 20-F).

12.1	Section 906 Certification.

12.2	Consent of Deloitte & Touche España, S.L.

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Banco Santander Central Hispano, S.A.