Form 20-F
period 2003-12-31
BANCO SANTANDER CENTRAL HISPANO SA
filed 2004-07-15
CIK 891478

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from to
Commission file number 001-12518

BANCO SANTANDER CENTRAL HISPANO, S.A.
(Exact name of Registrant as specified in its charter)
Kingdom of Spain
(Jurisdiction of incorporation)
Plaza de Canalejas, 1
28014 Madrid, Spain
(address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Name of each exchange
Title of each class	on which registered

American Depositary Shares, each representing the right to receive one Share of Capital Stock of Banco Santander Central Hispano, S.A., par value Euro 0.50 each	New York Stock Exchange
Shares of Capital Stock of Banco Santander Central Hispano, S.A., par value Euro 0.50 each	New York Stock Exchange
Non-cumulative Guaranteed Preferred Stock of BSCH Finance Limited, Series Q	New York Stock Exchange
Non-cumulative Guaranteed Preferred Stock of BCH Capital Limited, Series B	New York Stock Exchange
Guarantee of Non-cumulative Preferred Stock of BCH Capital Limited

*	Banco Santander Central Hispano Shares are not listed for trading, but only in connection with the registration of the American Depositary Shares, pursuant to requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None.
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None.
(Title of Class)
The number of outstanding shares of each class of Stock of Banco Santander Central Hispano, S.A. at December 31, 2003 was:
Shares par value Euro 0.50 each: 4,768,402,943

The number of outstanding shares of each class of stock of BSCH Finance Limited benefiting from a guarantee of Banco Santander Central Hispano, S.A., at December 31, 2003 was:
Non-cumulative Preferred Stock, Series Q	12,000,000
The number of outstanding shares of each class of stock of BCH Capital Limited benefiting from a guarantee of Banco Santander Central Hispano, S.A., at December 31, 2003 was:
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

BANCO SANTANDER CENTRAL HISPANO, S.A.

i

ii

Back to Contents

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Merger of Banco Central Hispanoamericano, S.A. into Banco Santander, S.A. and Presentation of Our Consolidated Financial Statements

On April 17, 1999, Banco Central Hispanoamericano merged into Banco Santander to create Banco Santander Central Hispano. For accounting purposes, we have treated the merger as if it had occurred on January 1, 1999. Therefore, our consolidated financial statements reflect the merger as follows:

•	the 1999 consolidated income statement reflects the results of operations of Banco Santander Central Hispano for the 1999 period, giving effect to the merger as of January 1, 1999; and

•	the December 31, 1999 consolidated balance sheet is the historical balance sheet of Banco Santander Central Hispano as of such date.

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

Differences Between Consolidated Financial Statements and Spanish Statutory Financial Statements — Accelerated Amortization of Goodwill

The auditor’s report on our Spanish statutory financial statements as of and for the year ended December 31, 1998 were qualified with respect to the accelerated amortization of goodwill during 1997. United States securities regulations do not allow the filing of financial statements with the Securities and Exchange Commission if they contain auditor’s opinions that are qualified with respect to a material departure from generally accepted accounting principles. Therefore, in order to avoid a qualification in the auditor’s report, we did not include the early amortization we recognized in 1997 in our consolidated financial statements included in the 1999 annual report on Form 20-F. As a result, net attributable income and net worth differ between these consolidated financial statements and our Spanish statutory financial statements for all of the years presented in our 1999 annual report due to the accelerated amortization of goodwil l in 1997 and the effects the reduced balance of goodwill resulting from this early amortization had on ordinary amortization of goodwill in 1997, 1998 and 1999.

Back to Contents

The following table compares net attributable income between our consolidated financial statements included in this annual report and our Spanish statutory financial statements:

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(in thousands of euros)
Net attributable income — Form 20-F consolidated
financial statements	960,417	2,258,141	2,486,303	2,247,177	2,610,819
Net attributable income — Spanish statutory financial
statements	1,575,108	2,258,141	2,486,303	2,247,177	2,610,819

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

When we refer to non-performing assets, we mean non-performing loans, securities and other assets to collect.

When we refer to the allowances for credit-losses, we mean the specific allowances for credit-losses and the general allowance for credit-losses including any allowances for country-risk, unless otherwise noted. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Classified Assets—Bank of Spain Allowance for Credit-Losses and Country-Risk Requirements”.

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

You should understand that adverse changes in the following important factors, in addition to those discussed in “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this annual report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

Economic and Industry Conditions

•	exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk and equity price risk;

•	general economic or industry conditions in Spain, Latin America, Europe and the other areas in which we have significant business activities or investments;

•	monetary and interest rate policies of the European Central Bank and various central banks;

•	inflation or deflation;

•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR/DCaR/ACaR model we use;

•	changes in competition and pricing environments;

•	the inability to hedge some risks economically;

•	the adequacy of loss reserves;

•	acquisitions or restructurings;

•	changes in demographics, consumer spending or saving habits; and

•	changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political and Governmental Factors

•	political stability in Spain, Europe and Latin America; and

•	changes in Spanish, EU or foreign laws, regulations or taxes.

Transaction and Commercial Factors

•	our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and

•	the outcome of our negotiations with business partners and governments.

Operating Factors

•	technical difficulties and the development and use of new technologies by us and our competitors;

•	the impact of changes in the composition of our balance sheet on future net interest income;

•	potential losses associated with an increase in the level of substandard loans or non-performance by counterparties to other types of financial instruments; and

•	the success of our e-business strategy, including our ability to form desirable strategic partnerships and to transform to a web-based business model.

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

We prepared our consolidated financial statements according to Spanish GAAP. Spanish GAAP differs in some significant respects from U.S. GAAP. Our financial information is presented in Spanish format. The financial information at and for the year ended December 31, 1999 reflects adjustments to the amortization of goodwill figures shown in our Spanish statutory financial statements. No adjustments have been made in the financial information for the years ended December 31, 2000, 2001, 2002 and 2003. See “Presentation of Financial and Other Information—Differences Between Consolidated Financial Statements and Spanish Statutory Financial Statements—Accelerated Amortization of Goodwill.”

In the F-pages of this Form 20-F, Audited Financial Statements for the years 2003, 2002 and 2001 are presented. Audited Financial Statements for the years 2000 and 1999 are not included in this document, but they can be found in our previous annual reports on Form 20-F.

Back to Contents

			Year Ended December 31,

	1999		2000	2001	2002	2003

Consolidated Income Statement Data	(thousands of euros, except percentages and per share data)
Interest income and income from
common stocks and oher equity
securities (1)	19,703,455		29,290,547	28,241,493	22,831,399	17,335,727
Income from equity-accounted
holdings (2)	240,267		293,372	423,671	353,111	309,506
Interest expenses	(13,273,785)		(21,294,358)	(18,408,400)	(13,825,855)	(9,686,896)

Net interest income	6,669,937		8,289,561	10,256,764	9,358,655	7,958,337

Net fees and commissions	3,077,134		4,012,994	4,621,735	4,289,284	4,170,562
Net gains on financial transactions	379,623		702,102	685,142	356,250	998,813

Gross operating income	10,126,694		13,004,657	15,563,641	14,004,189	13,127,712

Net other operating income (3)	(68,750)		(119,583)	(230,885)	(226,482)	(166,530)
General administrative expenses:
a) Personnel expenses	(3,775,798)		(4,450,957)	(5,258,297)	(4,521,718)	(4,049,372)
b) Other administrative expenses	(2,067,385)		(2,845,408)	(3,142,686)	(2,800,333)	(2,428,325)

Total	(5,843,183)		(7,296,365)	(8,400,983)	(7,322,051)	(6,477,697)
Depreciation, amortization and
writedown of property and equipment
and intangible assets	(735,783)		(900,148)	(987,319)	(889,832)	(762,794)

Net operating income	3,478,978		4,688,561	5,944,454	5,565,824	5,720,691

Net income from companies accounted
for by the equity method	563,112		1,047,643	945,549	633,009	716,769
Less: value adjustments due to collection
of dividends	(240,267)		(293,372)	(423,671)	(353,111)	(309,506)
Amortization of consolidation goodwill	(1,262,696)	(4)	(598,548)	(1,872,952)	(1,358,616)	(2,241,688)
Net gains on Group transactions	704,506		384,846	1,169,449	1,008,940	955,563
Write-offs and credit loss provisions (net) (5)	(988,070)		(1,048,345)	(1,586,017)	(1,648,192)	(1,495,687)
Writedowns of long-term financial
investmets (net)	(3,955)		(613)	(751)	(272)	687
Provisions to general banking risk allowance	—		—	—	—	85,945

Extraordinary results (6)	(150,716)		(406,176)	61,244	(338,833)	668,666

Income before taxes	2,100,892	(4)	3,773,996	4,237,305	3,508,749	4,101,440

Provision for income tax (7)	(543,556)		(714,868)	(910,396)	(723,109)	(869,434)
Consolidated net income for the year	1,557,336	(4)	3,059,128	3,326,909	2,785,640	3,232,006

Net income attributed to minority interests	596,919		800,987	840,606	538,463	621,187

Net income attributted to the Group	960,417	(4)	2,258,141	2,486,303	2,247,177	2,610,819

Spanish Statutory Financial Information:
Adjustment for accelerated amortization
of Goodwill	614,691	(4)	—	—	—	—
Net attributable Income	1,575,108		—	—	—	—
Per Share Information: (8)
Average number of shares(thousands) (9)	3,667,793		4,205,787	4,564,546	4,728,372	4,768,403
Per average Share: (8)
Net Attributable Income	0.30		0.54	0.54	0.48	0.55
Dividends in euros	0.24		0.30	0.29	0.29	0.30
Dividends in US$	0.24		0.28	0.26	0.30	0.38

Back to Contents

			Year Ended December 31,

	1999		2000	2001	2002	2003

Consolidated Balance Sheet Data:	(thousands of euros, except percentages and per share data)
Total assets	256,438,452		348,927,965	358,137,513	324,208,085	351,790,532
Due from credit institutions	30,226,281		36,764,090	42,989,290	40,256,390	37,617,837
Loans and credits (net)	127,472,077		169,384,197	173,822,046	162,972,957	172,504,013
Investment Securities	60,857,500		75,765,521	74,807,196	64,941,406	85,449,040
Investments in Group and non-Group companies	4,897,744		8,875,669	7,889,156	5,899,131	5,334,196

Liabilities
Due to credit institutions	63,252,215		68,010,963	53,929,789	50,820,719	75,580,312
Customer deposits	121,573,144		169,554,476	181,527,292	167,815,756	159,335,572
Marketable debt securities	24,084,761		34,165,910	41,609,096	31,289,107	44,441,205

Capitalization
Guaranteed Subordinated debt	4,968,808		7,069,038	9,188,555	9,363,994	8,212,158
Secured Subordinated debt	682,311		743,686	785,204	659,865	547,901
Other Subordinated debt	2,447,549		2,917,217	3,022,232	2,426,369	2,461,029
Minority interest (including net income of the period)	6,937,008		9,132,710	8,273,936	6,575,173	6,060,704
Stockholders’ equity (10)	8,289,740	(4)	18,140,592	19,772,504	18,242,063	19,068,990
Total capitalization	23,061,920		37,660,553	40,398,349	36,619,638	36,350,782
Stockholders’ Equity per Share (10)	2.19		4.23	4.19	3.72	4.00

Other managed funds
Mutual funds	59,840,347		65,011,930	68,535,047	68,139,520	80,502,023
Pension funds	13,071,611		16,397,317	18,841,893	17,513,488	19,494,823
Managed portfolio	5,563,731		7,238,915	7,869,579	7,684,879	8,906,116

Total other managed funds	78,475,689		88,648,162	95,246,519	93,337,887	108,902,962

Consolidated Ratios
Profitability Ratios:
Net Yield (11)	2.97%		2.97%	3.32%	3.11%	2.66%
Cost to Income (12)	57.70%		56.11%	53.98%	52.28%	49.34%
Return on average total assets (ROA)	0.63%		0.99%	0.94%	0.81%	0.95%
Return on average stockholders’ equity (ROE)	10.89%		17.59%	13.86%	12.42%	14.48%
Capital Ratio:
Average stockholders’ equity to average total assets	3.56%		4.14%	5.08%	5.24%	5.32%
Ratio of earnings to fixed charges (13)
Excluding interest on deposits	1.35		1.39	1.41	1.56	1.87
Including interest on deposits	1.10		1.11	1.16	1.20	1.33
Ratio of earnings to combined fixed charges and
preferred stock dividends (13)(14)
Excluding interest on deposits	1.23		1.29	1.32	1.44	1.72
Including interest on deposits	1.07		1.08	1.13	1.17	1.29

Spanish Statutory Financial Ratios (4)
Profitability Ratios:
Return on average total assets	0.88%		—	—	—	—
Return on average stockholders’ equity	18.51%		—	—	—	—
Capital Ratio:
Average stockholders’ equity to average total assets	3.44%		—	—	—	—

Credit Quality Data (excluding country risk)
Allowances for non-performing assets
(excluding country-risk)	3,622,631		5,570,366	5,583,018	5,144,855	5,323,127
Allowances for non-performing assets as a
percentage of total loans	2.76%		3.18%	3.11%	3.06%	2.99%
Non-performing assets (15)	2,997,782		4,527,454	3,895,514	3,676,467	3,222,504
Non-performing assets as a percentage of total loans	2.29%		2.59%	2.17%	2.19%	1.81%
Allowances for non-performing assets as a
percentage of non-performing assets	120.84%		123.04%	143.32%	139.94%	165.19%
Net loan charge-offs as a percentage of total loans	0.72%		1.12%	0.88%	0.72%	0.46%

Back to Contents

(1)	Includes dividends on equity securities (other than dividends from companies accounted for by the equity-method) of €91.4 million, €130.8 million, €124.7 million, €120.1 million and €132.0 million for the years ended December 31, 1999, 2000, 2001, 2002 and 2003.

(2)	Equals the sum of “Income from Equity Securities: Investments in non-Group companies” and “Income from Equity Securities: Investments in Group Companies” as stated in our consolidated financial statements.

(3)	Equals the sum of “Other Operating Revenues” and “Other Operating Expenses” as stated in our consolidated financial statements.

(4)	See “Presentation of Financial and Other Information—Differences Between Consolidated Financial Statements and Spanish Statutory Financial Statements—Accelerated Amortization of Goodwill.”

(5)	This figure consists of gross provisions for credit-losses, provisions for country-risk, less recoveries of loans previously charged-off.

(6)	Equals the sum of “Extraordinary Income” and “Extraordinary Loss” as shown in our consolidated financial statements.

(7)	Equals the sum of “Corporate Income Tax” and “Other Taxes” as stated in our consolidated financial statements.

(8)	All per share amounts reflect the two-for-one stock and ADS split on June 11, 1999. Banco Central Hispanoamericano shares outstanding in each period have been converted into Banco Santander Central Hispano shares at an exchange ratio of three Banco Santander Central Hispano shares for every five Banco Central Hispanoamericano shares outstanding.

(9)	Average number of shares and per share data have been calculated on the basis of the weighted average number of shares outstanding in the relevant year, including treasury stock, and have been restated to reflect the two-for-one stock and ADS split made on June 11, 1999.

(10)	At the end of each year. We have deducted the book value of treasury stock from stockholders’ equity.

(11)	Net yield is the total of net interest income (including dividends on equity securities) divided by average earning assets. See “Item 4 Information on the Company—B. Business Overview—Selected Statistical Information—Earnings Assets—Yield Spread”.

(12)	Cost to income ratio or efficiency ratio equals general administrative expenses divided by gross operating income.

(13)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before taxation, minority interests and extraordinary items (U.S. GAAP definition of extraordinary items), plus fixed charges and after deduction of the unremitted pre-tax income of companies accounted for by the equity method. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, and the proportion of rental expense deemed representative of the interest factor.

(14)	For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before taxation, minority interest and extraordinary items (U.S. GAAP definition of extraordinary items), plus fixed charges and after deduction of the unremitted pre-tax income of companies accounted for by the equity method. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, preferred stock dividend requirements (corresponding to minority interest participation and, accordingly, not eliminated in consolidation), and the proportion of rental expense deemed representative of the interest factor. Preferred stock dividends for any year represent the amount of pre-tax earnings required to pay dividends on preferred stock outstanding during such year.

(15)	Non-performing assets reflect Bank of Spain classifications. Such classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Classified Assets—Bank of Spain Classification Requirement,” and “Assets—Bank of Spain Classification Requirement—Non-performing Assets”. The amount of non-performing assets reflected in this table consists, in the case of certain non-performing assets, of the aggregate amount of past due payment of principal and interest on such loans, and not the entire unpaid principal amount of such loans unless and until such principal amount is classified as non-performing. See “Item 4. Information on the Company— B. Business Overview—Selected Statistical Information—Classified Assets—Bank of Spain Classification Requirement,” and “Assets—Bank of Spain Classification Requirement—Non-performing Assets”. We estimate that had such entire unpaid principal amount been included, the amount of non-performing assets would have been €3,519.5 million, €5,228.2 million, €4,150.6 million, €4,486.0 million and €3,823.4 million at December 31, 1999, 2000, 2001, 2002 and 2003.

Back to Contents

The following table shows net income, stockholders’ equity, total assets and certain ratios on U.S. GAAP basis.

	Year Ended December 31,

US GAAP	1999	2000	2001	2002	2003

	(In thousands of euros, except ratios and per share data)
Net income (1)	421,470	2,009,485	2,176,711	2,286,959	2,264,332
Stockholders’ equity (1)(2)	18,251,421	30,929,034	29,944,012	23,114,475	25,093,234
Total assets	273,524,948	361,871,582	367,264,418	321,804,691	350,662,064
Net Income per share (3)	0.13	0.48	0.48	0.48	0.47
Stockholders’ equity per share (2)(3)	4.98	7.35	6.56	4.89	5.26
Ratio of earnings to fixed charges: (4)
Excluding interest on deposits	1.18	1.38	1.26	1.61	1.79
Including interest on deposits	1.05	1.10	1.10	1.22	1.30
Ratio of earnings to combined fixed charges and
preferred stock dividends: (5)
Excluding interest on deposits	1.08	1.28	1.18	1.49	1.64
Including interest on deposits	1.02	1.08	1.07	1.18	1.26

(1)	For information concerning reconciliation between Spanish GAAP and U.S. GAAP and a discussion of the principal U.S. GAAP adjustments to net income and stockholders’ equity, see note 27 to our consolidated financial statements.

(2)	As of the end of each period. The book value of our treasury stock has been deducted from stockholders’ equity. See note 1 to our consolidated financial statements.

(3)	Per share data have been calculated on the basis of the weighted average number of our shares outstanding in the relevant year, including treasury stock, and have been restated to reflect the two-for-one stock and ADS split made on June 11, 1999.

(4)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before taxation, minority interests and extraordinary items, plus fixed charges and after deduction of the unremitted pre-tax income of companies accounted for by the equity method. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, and the proportion of rental expense deemed representative of the interest factor.

(5)	For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before taxation, minority interest and extraordinary items, plus fixed charges and after deduction of the unremitted pre-tax income of companies accounted for by the equity method. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, preferred stock dividend requirements (corresponding to minority interest participation and, accordingly, not eliminated in consolidation), and the proportion of rental expense deemed representative of the interest factor. Preferred stock dividends for any year represent the amount of pre-tax earnings required to pay dividends on preferred stock outstanding during such year.

Exchange Rates

Fluctuations in the exchange rate between euros and dollars have affected the dollar equivalent of the share prices on Spanish Stock Exchanges and, as a result, are likely to affect the dollar market price of our American Depositary Shares, or ADSs, in the United States. In addition, dividends paid to the depositary of the ADSs are denominated in euros and fluctuations in the exchange rate affect the dollar conversion by the depositary of cash dividends paid on the shares to the holders of the ADSs. Fluctuations in the exchange rate of euros against other currencies may also affect the euro value of non-euro denominated assets, liabilities, earnings and expenses of Banco Santander Central Hispano.

Beginning January 1, 2002, most of the participating European Union member states, such as Spain, issued new euro-denominated bills and coins for use in cash transactions and withdrew the bills and coins denominated in their respective currencies.

Back to Contents

The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for euros and dollars (expressed in dollars per euro), based on the Noon Buying Rate as announced by the Federal Reserve Bank of New York for the dates and periods indicated.

	Rate During Period

	Period End	Average Rate(1)
	($)	($)
Calendar Period
1999	1.0070	1.0588
2000	0.9388	0.9207
2001	0.8901	0.8909
2002	1.0485	0.9495
2003	1.2597	1.411

(1)	The average of the Noon Buying Rates for euros on the last day of each month during the period.

	Rate During Period

	High $	Low $
Last six months
2004
January	1.2853	1.2389
February	1.2848	1.2426
March	1.2431	1.2088
April	1.2358	1.1802
May	1.2274	1.1801
June	1.2320	1.2006

On July 12, 2004, the exchange rate for euros and dollars (expressed in dollars per euro), based on the Noon Buying Rate, was $1.2409.

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

Our loan portfolio is mainly concentrated in Spain and Latin America. At December 31, 2003, 61.4% of our loans were made to Spanish resident borrowers and 17.3% of our loans were made by our Latin American subsidiaries. Therefore, adverse changes affecting the Spanish or Latin America economies in which we operate would likely have a significant adverse impact on our loan portfolio and, as a result, on our financial condition, cash flows and results of operations. See “Item 4. Information on the Company—B. Business Overview.”

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

There may be less publicly available information about us than is regularly published about companies in the United States. While we are subject to the periodic reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), the disclosure required from foreign issuers under the Exchange Act is more limited than the disclosure required from U.S. issuers. Additionally, we present our financial statements under Spanish GAAP which differs from US GAAP. See note 27 to our consolidated financial statements.

Back to Contents

Since our principal source of funds is short term deposits, a sudden shortage of these funds could increase our cost of funding.

Historically, our principal sources of funds have been customer deposits (savings, demand and time deposits). At December 31, 2003, 14.5% of these customer deposits are time deposits in amounts greater than $100,000. Time deposits have represented 57.8%, 59.5% and 51.7% of total customer deposits at the end of 2001, 2002 and 2003, respectively. Large-denomination time deposits may be a less stable source of deposits than savings and demand deposits. In addition, since we rely heavily on short-term deposits for our funding, there can be no assurance that we will be able to maintain our levels of funding without incurring higher funding costs or liquidating certain assets.

A substantial percentage of our customer base is particularly sensitive to adverse developments in the economy.

Medium- and small-size companies and middle and lower-middle income individuals can be more adversely affected by adverse developments in the economy than large companies and high income individuals. As a result, our substantial lending to these segments of our existing and targeted customer base causes us to assume a relatively higher degree of risk than if we focused more heavily on the other, more economically stable groups.

Increased competition in the countries where we operate may adversely affect our growth prospects and operations.

Most of the financial systems in which we operate are highly competitive. Recent financial sector reforms in the markets in which we operate have increased competition among both local and foreign financial institutions, and we believe that this trend will continue. In particular, price competition in Europe has increased recently. Our success in the European markets will depend on our ability to remain competitive with other financial institutions. In addition, there has been a trend towards consolidation in the banking industry, which has created larger and stronger banks with which we must now compete. There can be no assurance that this increased competition will not adversely affect our growth prospects, and therefore our operations. We also face competition from non-bank competitors, such as brokerage companies, department stores (for some credit products), leasing companies and factoring companies, mutual funds and pension funds management companies and insurance companies.

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

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the price of our securities on the stock exchanges in which our shares and ADRs are traded. These fluctuations will also affect the conversion to U.S. dollars of cash dividends paid in euros on our shares.

In the ordinary course of our business, we have a percentage of our assets and liabilities denominated in currencies other than the euro. Fluctuations in the value of the euro against other currencies may adversely affect our profitability. For example, the appreciation of the euro against some Latin American currencies and the U.S. dollar will depress earnings from our Latin American operations. Additionally, while most of the governments of the countries in which we operate have not imposed prohibitions on the repatriation of dividends, capital investment or other distributions, no assurance can be given that these governments will not institute restrictive exchange control policies in the future. Moreover, fluctuations among the currencies in which our shares and ADRs trade could reduce the value of your investment.

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

Back to Contents

Our recent and future acquisitions and strategic partnerships may be disruptive.

We have acquired controlling interests in various companies and have engaged in other strategic partnerships. See “Item 4. Information on the Company—A. History and development of the Company.” Additionally, we may consider other strategic acquisitions and partnerships from time to time. While we are optimistic about the acquisitions we have made, there can be no assurances that we will be successful in our plans regarding the operation of these or other acquisitions and strategic partnerships.

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

The economy of the 11 Latin American countries where we operate has experienced significant volatility in recent decades, characterized, in some cases, by slow or regressive growth, declining investment and hyperinflation. This volatility has resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. Latin America banking activities (including Retail Banking, Asset Management and Private Banking and Global Wholesale Banking) accounted for €1,318.5 million of our net attributable income for the year ended December 31, 2003 (a decrease of 4.6% from €1,382.7 million for the year ended December 31, 2002). (This figure does not include goodwill amortization of €1,979.8 million and €1,043.2 million and financing costs of €542.3 and €756.9 million -taking into account the euro long-term interest rate, net of taxes- at December 31, 20 03 and 2002, respectively). Negative and fluctuating economic conditions, such as a changing interest rate environment, impact our profitability by causing lending margins to decrease and leading to decreased demand for higher margin products and services.

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

At the end of 2001, Argentina suffered a deep political crisis that had at its roots the economic and social deterioration produced by four years of negative economic growth. Over a period of six weeks, four different presidents took office and subsequently resigned. Argentina imposed severe economic restrictions including (i) suspending payments on Argentina’s external debt; (ii) abrogating the convertibility of the Argentine peso; (iii) converting domestic U.S. dollar denominated bank-deposits into Argentine peso (ARP)-denominated deposits at an exchange rate of ARP1.40 per $1.00; (iv) converting domestic U.S. dollar denominated debts into ARP denominated debts at an exchange rate of ARP1.00 for each U.S. dollar (except internal federal and provincial government debt, which is converted at ARP1.40 per $1.00); (v) restricting bank

Back to Contents

withdrawals and transfers abroad; (vi) closing down the Argentine banking system for extended periods; (vii) enacting changes in the bankruptcy law to protect debtors; (viii) amending the charter of the Argentine Central Bank to provide for increased money supply; and (ix) requiring the sale by all banks of all their foreign currency within Argentina to the Central Bank at an exchange rate of ARP1.40 per $1.00 (this requirement is currently suspended). The resultant shock of these events caused increased inflation, a volatile exchange rate and reduced economic activity as well as a deterioration of the liquidity, solvency and profitability of the Argentine financial system.

Although many of these restrictions have since been eliminated or relaxed, the Argentine banking sector and the Group (by virtue of its ownership of Banco Río and its other Argentine operations) have been affected, in particular, by losses generated by the forced conversion of dollar denominated debt to pesos at below market rates, lower lending and deposit-taking activities, the inability to manage our Argentine business due to forced extended holdings restrictions on transfer of money (including dividends) and a higher probability of our Argentine customers defaulting. We also face an increased potential for defaults among customers heavily invested in, or dependent upon, the Argentine economy and an increased risk based on guarantees and other instruments with recourse to Grupo Santander issued to or in support of their Argentine operations (See Note 1 to our financial statements for a description of the accounting treatments given to this risk).

Our strategy in this country has been focused on preserving liquidity levels, decreasing sovereign risk exposure, strengthening credit risk control and optimizing the volume and structure of equity. In 2001, we established a special reserve amounting to €1,287.0 million. As of December 31, 2003, the special reserve amounted to €852.0 million and covered in full the net book value of and the goodwill of our investments in companies located in Argentina, the risk arising from intercompany transactions, as well as the new regulatory requirements on provisions for country-risk with third parties as a result of the change in the classification of Argentina. Goodwill was fully written off in 2003 with a charge to the special reserve.

Since 2002, a large number of cases has been brought in Argentine courts challenging the constitutionality of the required conversion of U.S. dollar denominated bank-deposits into ARP-denominated deposits and demanding the return of deposits in dollars or in pesos at the prevailing exchange rate at the time of payment. In at least one case, the Argentine Supreme Court stuck down the mandatory conversion to pesos of U.S. dollar deposits. This decision created uncertainty for the Argentine banking system as a whole and raises the possibility that a large number of depositors may seek to withdraw all of their deposits and convert their pesos into dollars in the future. If this happens, the Argentine government may be required to provide additional financial assistance to banks. If it is unable to provide this assistance and these withdrawals are significant, this could lead to the collapse of one or more large banks or even the Argentine financial system.

Throughout 2003, Argentina began to recover from the profound crisis that began at the end of 2001. The severe devaluation of the peso permitted the expansion of exporting activity and the decrease of imports. The manufacturing and construction industries have driven gross development product (“GDP”) growth of 8.7% in 2003. As a result of this recovery, inflation stabilized, at only 3.7% year-on-year in December 2003. In the currency markets, the peso appreciated relative to the U.S. dollar, in the context of the global downward trend of the U.S. dollar. In the political arena, the rise of President-elect Néstor Kirchner in May 2003 and the consolidation of his position throughout the year has led to a stabilized government which did not exist during the crisis. At the end of 2003, Kirchner’s political party, the Justicialismo, maintained a majority in both houses of Congress, and held the majority of the provincial governships.

Although general economic conditions have shown improvement and political protests and social disturbances have diminished considerably in 2003, the rapid and radical nature of the changes in the Argentine social, political, economic and legal environment and the absence of a clear political consensus in favor of any particular set of economic policies have given rise to significant uncertainties about the country’s economic and political future. It is currently unclear whether the economic and political instability experienced over the past few years will continue and it is possible that, despite recent economic growth, Argentina may return to a deeper recession, higher inflation and unemployment and greater social unrest. If this instability continues, there could be a material adverse effect on our business, financial condition or results of our operations in the country, or with other counterparties located in the country.

Further, the Argentine government is facing severe fiscal problems as a result of the devaluation of the peso. Specifically, its ability to honor its foreign debt obligations has been materially and adversely affected. It recently reached an agreement to postpone the maturity date of certain amounts of its debt owed to the International Monetary Fund, or IMF, and other international credit organizations. Due to a sustained lack of investor confidence in Argentina’s ability to make payments due on its sovereign debt and in the Argentine economy generally, Argentina’s opportunities to effectively raise capital in the international markets have been severely limited. This inability to obtain financing has and will continue to affect Argentina’s ability to implement any reforms and restore economic growth. In addition, the adoption of austere fiscal measures may be required to repay the debt and to balance the budget. These factors cou ld lead to deeper recession, higher inflation and unemployment and social unrest which would negatively affect our financial condition and results of operations.

Back to Contents

Item 4. Information on the Company

A. History and development of the company.

Introduction

On January 15, 1999, the boards of directors of Banco Santander, S.A. and Banco Central Hispanoamericano, S.A. agreed to merge Banco Central Hispanoamericano into Banco Santander, and to change Banco Santander’s name to Banco Santander Central Hispano, S.A. The shareholders of Banco Santander and Banco Central Hispanoamericano approved the merger on March 6, 1999, at their respective general meetings. The merger and the name change were registered with the Mercantile Registry of Santander, Spain, by the filing of a merger deed. Effective April 17, 1999, Banco Central Hispanoamericano shares were extinguished by operation of law and Banco Central Hispanoamericano shareholders received new Banco Santander shares at a ratio of three shares of Banco Santander for every five shares of Banco Central Hispanoamericano formerly held. On the same day, Banco Santander changed its legal name to Banco Santander Central Hisp ano, S.A. We are incorporated under, and governed by the laws of the Kingdom of Spain. We conduct business under the commercial name “Grupo Santander”. Our corporate offices are located in Plaza de Canalejas, 1, 28014 Madrid, Spain. Telephone: (011) 34-91-558-1111.

Principal Capital Expenditures and Divestitures

Acquisitions, Dispositions, Reorganizations

The principal holdings acquired by us in 2001, 2002 and 2003 and other significant corporate transactions were as follows:

Banco Español de Crédito, S.A. (“Banesto”). In 2002, Banesto carried out a monetary capital increase through the issuance of 81,670,694 new shares, carrying preemptive rights, at a ratio of 2 new shares issued at par for every 15 old shares. We sold the preemptive rights we received in this transaction (arising from our 99.04% holding in the capital stock of Banesto) for €443 million and reduced our ownership interest in Banesto to 88.57%. As of December 31, 2003, we had an 88.60% holding in the capital stock of Banesto.

Previnter AFJP, S.A. (“Previnter”) and Orígenes AFJP, S.A. (“Orígenes”). In the first quarter of 2001, we merged Previnter and Orígenes, our two pension fund subsidiaries in Argentina. In 2003, we increased our ownership interest in Orígenes from 39.2% to 59.2%, in accordance with the agreements reached with Bank of Boston in 2000, for a total price of $150.0 million which was entirely provisioned for as of December 31, 2002 under our policy of coverage of Argentine risk.

Banco Santander Portugal, S.A. (“Banco Santander Portugal”). In 2003, we acquired a 12.74% ownership interest in the capital stock of Banco Santander Portugal for €106 million, thus increasing our holding to 97.95%.

Shinsei Bank. In 2003, we increased our holding in the capital stock of the Japanese bank Shinsei Bank from 6.5% as of December 31, 2002, to 11.4% as of December 31, 2003. The total cost of the investment at that date was approximately €144 million. Subsequently, in the first quarter of 2004, we sold 4.0% of our holding in Shinsei Bank at a capital gain of approximately €118 million. As a result, we currently hold 7.4% of the capital stock of Shinsei Bank.

Finconsumo Banca SpA (“Finconsumo”). In 2003, we resolved to acquire the remaining 50% of the capital stock of Finconsumo that we did not own and acquired 20% for €60 million in 2003 and the remaining 30% (paid in 2004) for €80 million.

AKB Holding (“AKB”). In 2001, we reached an agreement with the Werhahn Group for the acquisition of AKB (a German group specialized in consumer finance). In May 2002, we issued 109,040,444 new shares of €0.5 par value each and share premium of €9.588 each for an effective amount of €1,100 million, which were paid in full through the contribution of shares representing all the capital stock of AKB, in accordance with the resolutions adopted by the Bank’s Extraordinary Shareholders’ Meeting held on February 9, 2002. In 2002, AKB merged with CC-Bank Ag.

Banco Santiago. Under the agreements between us and the Central Bank of Chile (as the second largest shareholder of Banco Santiago), on April 17, 2002, we acquired 35.45% of the Central Bank of Chile’s holding in the capital stock of Banco Santiago for $685 million (approximately €772 million). On August 1, 2002, Banco Santiago merged into Banco Santander Chile, with retroactive effect as of January 1, 2002, after the required resolution of their respective

Back to Contents

Shareholders’ Meetings and approval by the Chilean regulatory authorities. The name of the post-merger entity is Banco Santander Chile.

Banco Santander Colombia. As a result of a capital increase and of certain agreements reached in prior years, in 2002, we increased our holding in the capital stock of Banco Santander Colombia by 34.32% and paid €303 million. As of December 31, 2003, we held 97.6% of the capital stock of Banco Santander Colombia.

Banco Río de la Plata, S.A. (“Banco Río”). As of December 31, 2001, we had an 80.3% controlling interest in Banco Río. Additionally, we had call options and were obliged by put options of third parties on the capital stock of Banco Río which affected 18.54% of Banco Rio’s capital stock (23% of the voting rights). In January 2002, we settled the exercise of the put option by its holder through the delivery of the Bank’s ordinary shares. The estimated cost of the investment was €395.0 million. As of December 31, 2002, we had a 98.9% holding in the capital stock of Banco Río and, as of December 31, 2003, a 99.1% holding following the conversion of the subordinated debt of Banco Río held by us into equity in 2003 .

Grupo Financiero Santander Serfin (“Serfin”). In December 2002, we reached an agreement with Bank of America Corporation whereby the latter acquired 24.9% of Grupo Financiero Santander Serfin (“Serfin”) for $1,600 million, for which we recognized in 2003 capital gains of €681 million. Under this agreement, Bank of America Corporation will maintain its share holding in Serfin for at least three years, and after this period it may use, if it deems it appropriate, several liquidity mechanisms, including the listing of its Serfín shares on the stock exchange and the right to sell its Serfin shares to us, at one time, at its book value at the time of the sale, calculated in accordance with international accounting standards. In June 2004, the shareholders of Serfin increased its capital by €163.4 million, of which we subsc ribed €122.5 million.

The sale of the 24.9% stake was completed in the first quarter of 2003. As of December 31, 2003, we had a 74.0% holding in the capital stock of Serfin.

Patagon Group. In 2002, we restructured our internet banking business, selling our holding in Patagon America, the Latin American financial portal, to the other shareholders for $9.84 million (approximately €10.7 million) and using the allowances recorded for the full amount of the investment that included €617 million of goodwill.

Banco de Venezuela. On August 17, 2002, Banco de Venezuela and Banco de Caracas merged into the new Banco de Venezuela.

Banco do Estado de Sao Paulo (“Banespa”). In November 2000, we acquired a 33% holding investment (66.5% of the voting rights) in the capital stock of Banespa for 7,284 million Brazilian reais (approximately $3,802 million or €4,378 million). Finally, in April 2001 we acquired an additional 64.1% of the capital stock of Banespa (31.8% of the voting rights) for 2,275 million Brazilian reais (approximately $1,068 million or €1,203 million) after the successful tender offer for the remaining common and preferred shares owned by minority shareholders (67% of capital stock) approved by our board of directors on December 29, 2000.

As of December 31, 2003 and 2002, we had a 98.01% holding in the capital stock of Banespa.

Compañía de Seguros de Vida Santander, S.A. (“Vida Santander”) and Compañia de Reaseguros de Vida Soince-Re, S.A. (“Vida Soince”). In November 2001, we sold to MetLife 100% of our shares in our two Chilean insurance subsidiaries, Vida Santander and Vida Soince, for a total price of approximately $258 million (€290 million), realizing capital gains of approximately $160 million (approximately €180 million).

Santander Central Hispano Previsión, S.A., de Seguros y Reaseguros (“Previsión”). In 2003, we reached an agreement for the sale of our entire investment in the capital stock of Previsión for €160 million.

Compañía Española de Petróleos, S.A. (“Cepsa”). In 2003, we launched a tender offer for up to 42,811,991 Cepsa shares. The offer was accepted by 32,461,948 shares, representing an investment by us of €909 million.

For a description of certain legal proceedings relating to the Cepsa tender offer, see “Item 8. Financial Information—A . Consolidated statements and other financial information—Legal Proceedings”.

The Royal Bank of Scotland Group, plc. (“RBS”). In 2001, we sold 1.53% of the capital stock of RBS, at a gain of approximately €400 million, thus reducing our investment in RBS to 8.03% as of December 31, 2001.

Back to Contents

In 2002, we made a net divestment of 3% of our holding in RBS, giving rise to gains of approximately €806 million. As of December 31, 2002, the ownership interest was 5.04%.

As of December 31, 2003, following several purchases and sales made during the year, our holding was 5.05%. The sales gave rise to gains of €217 million.

Unión Eléctrica Fenosa, S.A. (“Unión Fenosa”). In 2002, we acquired several holdings in the capital stock of Unión Fenosa for a total amount of €465 million. As of December 31, 2003 and 2002, we had a 23.02% and a 23.35% holding, respectively, in the capital stock of Unión Fenosa.

Grupo Financiero Bital. In 2002, we subscribed to a capital increase and converted bonds into Grupo Financiero Bital shares for approximately €99 million, thus increasing our holding to 25.4% of the economic rights and 29.1% of the voting rights of Grupo Financiero Bital. Subsequently, we accepted the tender offer launched by Hong Kong and Shanghai Bank Corporation (“HSBC”) for the shares of Grupo Financiero Bital, realizing capital gains of approximately €113 million.

Dragados y Construcciones, S.A. In 2002, we divested our 23.5% holding in Dragados y Construcciones, S.A. (as of December 31, 2001, the holding was 20.19% of capital stock) at a capital gain of approximately €521 million.

Grupo Sacyr-Vallehermoso, S.A. (“Sacyr-Vallehermoso”). In 2002, we divested 24.5% of our holding in Sacyr-Vallehermoso (as of December 31, 2001, the holding was 25.14% of capital stock) at a capital gain of approximately €301 million.

Société Générale. As of December 31, 2000, we had a 5.93% holding in the capital stock of Société Générale. Following various divestments in 2001 (with realized gains of €185 million), we had a 1.5% holding in the capital stock of Société Générale as of December 31, 2001. This holding was divested in 2002 at a capital gain of €94 million.

Metropolitan Life Insurance Company (“Metlife”). In August 2001, we reduced our stake in MetLife from 4.00% to 0.67%, realizing capital gains of approximately €306 million. Subsequently, in January 2002 we sold our remaining 0.67% stake, realizing capital gains of approximately €76 million.

San Paolo IMI, S.p.A. (“San Paolo IMI”). In 2003, we increased our holding in San Paolo IMI, from 5.2% as of December 31, 2002, to 8.6% as of December 31, 2003, with a net investment of €525 million in 2003.

Vodafone. As of December 31, 2000, we had 1,842,641,757 shares of Vodafone, equivalent to 2.85% of its capital. During 2001, we divested 44% of our holding in Vodafone realizing capital gains of €1,713 million. As of December 31, 2001, we had a 1.53% holding in Vodafone. During 2002, we reduced our stake from 1.53% to 0.97%, realizing capital gains of €274 million. In 2003, we sold 0.67% of our holding in Vodafone, realizing capital gains of €369 million.

Auna Operadores de Telecomunicaciones, S.A. (“Auna”). During 2001, we acquired 9.77% of the capital stock of Auna, thus increasing to 10.87% our total holding in this company, the second largest Spanish telecommunications group. In December 2001, we announced that, together with other strategic partners, we will individually acquire a total stake of 26.89% in Auna. As a consequence of this transaction, and once all requirements pursuant to the sectorial regulations were met, in 2002 we acquired a 12.62% stake in Auna, thus increasing to 23.49% our total holding in this company, although this stake could be increased by an additional 2.5% which we did in 2004. The total price of the acquisition of the 26.89% stake in Auna was €2,000 million. The total price of the 12.62% stake acquired by us was €939 million. As of December 31, 2002 an d 2003, we had a 23.49% holding in the capital stock of Auna, with an investment of €1,696 million.

In addition to expanding our existing operations, we continually review possible acquisitions of, and investments in, businesses in markets in which we believe we have particular advantages.

Capital Increases

As of December 31, 2001, our capital stock consisted of 4,659,362,499 fully subscribed and paid shares of €0.5 par value each.

As of December 31, 2002, our capital had increased by 109,040,444 shares, or 2.34% of our total capital as of December 31, 2001, to 4,768,402,943 shares through the following transaction:

Back to Contents

AKB Holding Acquisition

•	Capital increase of 109,040,444 new shares of €0.5 par value each and share premium of €9.588 each for an effective amount of €1,100 million, which were paid in full through the contribution of shares representing all the capital stock of AKB, in accordance with the resolutions adopted by the Bank’s Extraordinary Shareholders’ Meeting held on February 9, 2002. These shares were issued on May 14, 2002.

As of December 31, 2002 and 2003, our capital stock consisted of 4,768,402,943 fully subscribed and paid shares of €0.5 par value each.

Recent Events

In February 2004, we agreed to acquire all the shares of “Polskie Towarzystwo Finansowe”, a Polish consumer finance company, for €33 million.

In March 2004, we signed an agreement with DnB NOR to acquire its consumer finance unit ELCON Finans AS, the Norwegian leading vehicle finance company, for 3.44 billion Norwegian crowns (approximately €400 million). We intend to subsequently sell ELCON's equipment leasing and factoring businesses for approximately €160 million. We are presently in negotiations with Société Générale regarding the sale of these businesses. The resulting net cost to us is an estimated €240 million, generating goodwill of €102 million.

B. Business overview.

We are a financial group operating principally in Spain, other European countries and Latin America, offering a wide range of financial products. At December 31, 2003, we were one of the largest banking groups in the euro zone with a stock market capitalization of €44.8 billion, stockholders’ equity of €18.4 billion and total assets of €351.8 billion. We had an additional €108.9 billion in mutual funds, pension funds and other assets under management at that date. We also had 34,956 employees and 4,369 branch offices in Spain and 68,082 employees and 4,830 branches outside Spain at December 31, 2003.

Our principal operations are in Spain, Portugal, Germany, Italy and Latin America. We also have significant operations in New York, London and Paris as well as strategic investments in The Royal Bank of Scotland Group, and financial investments in Commerzbank, San Paolo-IMI and Banque Commerciale du Maroc. In Latin America, we have majority shareholdings in banks in Argentina, Bolivia, Brazil, Chile, Colombia, Mexico, Puerto Rico, Uruguay and Venezuela.

Our business is divided into five principal areas:

•	European Retail Banking;

•	Retail Banking Latin America;

•	Asset Management and Private Banking;

•	Global Wholesale Banking; and

•	Financial Management and Equity Stakes.

European Retail Banking

This area covers the banking activities of the different networks and specialized units in Europe, principally with individual clients and small and medium sized companies (“SMEs”), as well as private and public institutions. During 2003 there were five units within this area: Santander Central Hispano Retail Banking, Banesto, Consumer Finance, Portugal and On-line Banking.

Back to Contents

Retail Banking Latin America

This area covers the universal banking activities in Latin America conducted through our subsidiary banks and finance companies.

Asset Management and Private Banking

Asset management includes pension and mutual funds and bancassurance. Private banking includes the activity carried out with clients via the specialized units in Spain and abroad.

Global Wholesale Banking:

This area covers our corporate banking activities in Spain, the rest of Europe and New York, treasury activities in Madrid and New York, as well as investment banking throughout the world.

Financial Management and Equity Stakes

This area is responsible for the centralized activities relating to strategic or temporary equity stakes in industrial and financial companies, financial management related to the structural exchange rate position, the Group’s asset and liability portfolio and management of securities issuances and securitization. It also controls all capital and reserves and allocations of capital and liquidity to the different business areas. Lastly, the area also covers, on a temporary basis, businesses that are being wound down or closed in order not to distort the rest of the businesses. In exceptional circumstances, it may include the launch of an activity of a strategic nature.

European Retail Banking

Our European retail banking activities include deposit taking, personal loans and consumer finance, mortgage lending, bill discounting, leasing, factoring, distribution of mutual and pension funds, life and non-life insurance distribution, credit and debit card operations, remote banking services, automobile financing and money transfers.

European Retail Banking is the largest business area of the Santander Group. Its relative share of the total business volume increased during 2003, accounting at the end of December for 52% of total customer funds, 72% of loans and 52% of net attributable income of the Group.

The area had 5,096 branches and 41,644 employees (direct and assigned) at the end of 2003.

The area experienced an 18.5% increase in net operating income, primarily due to increased revenue from commissions, lower operating costs, improved efficiency and growth in net interest income.

The efficiency ratio improved by 4.3 percentage points in 2003 from 50.0% in 2002 to 45.7%. Net attributable income increased 12.5% to €1,761.6 million. ROE was 19.5% as compared to 19.0% in 2002.

Santander Central Hispano Retail Banking

This activity is carried out through the branch network of Banco Santander Central Hispano, backed up by an increasing number of cash dispensers, savings books updaters, telephone banking services, electronic and internet banking.

At the end of 2003, we had 2,548 branches and a total of 20,747 employees of which 528 were temporary, dedicated to retail banking in Spain. Compared to 2002, there was a net increase of 42 branches and a net reduction of 520 employees.

In 2003, Santander Central Hispano Retail Banking experienced growth of approximately 20.9% in lending, 19.8% in net operating income and 17.9% in net attributable income, an improved efficiency ratio and continued high standards of quality in credit risk.

Gross operating income from Santander Central Hispano Retail Banking was €3,431.7 million in 2003, as compared to €3,249.9 million in 2002.

In 2003, net attributable income from Santander Central Hispano Retail Banking was €926.5 million, 17.9% higher than net attributable income in 2002, while the ROE reached 22.4% (21.3% in 2002) and the efficiency ratio improved to 45.4% (50.0% in 2002).

The 20.9% growth in lending came from both mortgages (+30.8%, mainly for individual customers) as well as other loans (+12.9%), leasing and renting (+21.4%) and commercial bills (+10.9%).

Back to Contents

The different lines of customer funds also improved during 2003, albeit with more modest rates of growth (+6.3%). Customer deposits decreased by 0.4%, while mutual and pension funds increased by 14.6% and 12.9%, respectively.

Also noteworthy was the sale of life and household insurance. The volume of insurance premiums and revenues was more than double than that in 2002.

Banesto

Banesto's income before taxes was 11.2% higher than in 2002, at €639.8 million (according to its published data excluding adjustments for capital allocation and assignation of costs). The continued high volume of business with gains in market share, development of new projects and business plans, tight control of operating costs and adequate management of customer spreads produced higher revenues.

At the end of 2003, Banesto had 1,695 branches and 9,954 employees (compared with 10,022 at the end of 2002), of which 634 employees were temporary.

In 2003, gross operating income from Banesto was €1,578.4 million, as compared to €1,481.8 million in 2002. Net attributable income from Banesto was €379.9 million, 8.3% lower than in 2002, due to increased income taxes and minority interests, while the ROE reached 15.6% (17.3% in 2002) and the efficiency ratio improved to 48.5% (51.4% in 2002).

Other significant developments were:

•	Capital was reduced on May 20, 2003 with a €0.26 per share return to shareholders (+73% more than the reduction in 2002). Banesto's Annual General Meeting of Shareholders held on February 4, 2004 approved a further decrease in capital of €0.29 per share, 11.5% more than in 2003, subject to the relevant authorizations.

•	The issuance of €131 million of preferred shares and of €500 million of subordinated debt.

•	Creation of a €114 million early retirement fund, approved by the Bank of Spain, for 350 people of which €74 million was charged to freely available reserves.

•	Shareholder approval of Banesto's absorption of Banco de Vitoria, formalized in January 2004.

Portugal

Our Portuguese operations are conducted by the Totta Group (“Totta”). Totta conducts its business through three brands in retail banking – Totta, Crédito Predial Português and Santander Portugal and, in investment banking with Banco Santander de Negocios Portugal.

At the end of 2003, Retail Banking in Portugal operated 670 branches (compared with 659 at the end of 2002) and had 6,900 employees (compared with 7,175 at the end of 2002), of which 122 employees were temporary.

In 2003, gross operating income from our Retail Banking activities in Portugal was €852.3 million, similar to the €851.2 million in 2002. Net attributable income was €213.2 million, 11.5% higher than in 2002, while the ROE reached 16.9% (15.5% in 2002) and the efficiency ratio improved to 48.4% (49.4% in 2002).

In 2003, net attributable income from our Group in Portugal (including Retail Banking, Asset Management and Global Wholesale Banking) was €251.0 million, 12.5% higher than in 2002.

Consumer Finance in Europe

Our consumer financing activities are conducted through our subsidiary Santander Consumer Finance. Most of the activity is in auto financing, personal loans and credit cards. These consumer financing activities are mainly focused on Spain, Portugal, Germany (through CC-Bank) and Italy (through Finconsumo). We are also present (through CC-Bank Group) in Austria, Hungary, the Czech Republic and Poland.

At the end of 2003, this area had 182 branches (compared with 181 at the end of 2002) and 3,847 employees (compared with 3,908 at the end of 2002), of which 61 employees were temporary.

In 2003, this area generated gross operating income of €995.3 million, as compared to €831.9 million in 2002. Net attributable income was €259.7 million, 24.2% higher than in 2002, while the ROE reached 22.3% (24.7% in 2002) and the efficiency ratio improved to 37.6% (43.3% in 2002). (The 2002 figures include the integration of AKB).

The noteworthy developments in the main markets where we operate are the following:

Back to Contents

In Spain and Portugal new business increased 17.5%, net operating income increased 40.7% and the efficiency ratio improved by 7.2 percentage points to 35.1%.

In Germany, CC-Bank Group's net interest income and net operating income increased by 40.0% and 28.1%, respectively. The efficiency ratio improved from 42.9% in 2002 to 38.3% in 2003.

In Italy, Finconsumo's new business increased 14%. Gross operating income was 36.1% higher and net operating income increased 63%. The efficiency ratio improved from 48.8% to 40.3%.

Retail Banking Latin America

At December 31, 2003, we had 3,878 offices and 52,229 employees in Retail Banking Latin America (compared with 4,021 and 52,430, respectively, at December 31, 2002), of which 722 were temporary employees. Net attributable income from Retail Banking Latin America was €1,064.5 million, 3.1% lower than in 2002, while the ROE reached 29.0% (23.0% in 2002) and the efficiency ratio increased to 54.9% (54.0% in 2002). Our total Latin America activities (including Retail Banking, Asset Management and Global Wholesale Banking) accounted for €1,318.5 million1 of our net attributable income for the year ended December 31, 2003. Our Latin American banking business is principally conducted by the following banking subsidiaries:

	Percentage Held		Percentage Held
	at December 31, 2003		at December 31, 2003

Banco Río de la Plata (Argentina)	99.09	Banco Santander Colombia	97.64
Banco Santa Cruz (Bolivia)	96.34	Banco Santander Mexicano	73.98
Banco Santander (Brazil)	95.93	Banca Serfin (Mexico)	73.98
Banco Santander Meridional (Brazil)	96.91	Banco Santander Puerto Rico	88.63
Banespa (Brazil)	98.01	Banco Santander (Uruguay)	100.00
Banco Santander Chile	83.94	Banco de Venezuela	98.25

We engage in a full range of retail banking activities in Latin America, although the range of our activities varies from country to country. We seek to take advantage of whatever particular business opportunities local conditions present. We engage in a wide array of deposit taking activities throughout Latin America, and other retail banking activities in Argentina, Brazil, Chile and Mexico. Our primary lending operations are in Mexico, Chile, Brazil and Puerto Rico. Our principal mutual fund operations are in Brazil, Mexico, Chile and Puerto Rico, and our main pension fund operations are in Chile, Mexico, Argentina, Peru and Colombia.

Our significant position in Latin America is attributable to our financial strength, high degree of diversification (by countries, businesses, products, etc), and breadth and depth of our franchise.

The size of our franchise is underscored by our strong market shares, particularly in those areas and countries of strategic significance. Our market share in South-Southeast Brazil, which is the most attractive area in this country, is close to 10%, 13.1% in Mexico, 18.5% in Chile, 12.0% in Puerto Rico and 11.7% in Venezuela.

Detailed below are the performance highlights of the main Latin American countries in which we operate:

Brazil. Santander Banespa is one of the four largest private-sector financial groups in Brazil. It has more than 1,800 branches and over 7,000 cash dispensers. Our Group, with a market share of 4%-5% for the country as a whole, focuses on the south/southeast of Brazil, the richest and most developed part of the country where close to 100 million people live and which generates almost 75% of Brazil’s GDP. Our presence is particularly significant in the states of Sao Paulo (where it has 1,500 branches) and Rio Grande do Sul.

In 2003, Santander Banespa focused on business development, capitalizing on the large number of clients after customer segmentation.

Total net attributable income from Brazil in 2003 was €701.0 million, 12.6% lower than in 2002 (+11.2% excluding the exchange rate impact). Of this amount, 88% (€615.4 million) came from retail banking. The efficiency ratio was 43.0%, ROE was 45.3%, the ratio of non-performing loans was 2.68% at the end of 2003 and coverage was 190%.

Mexico. The Santander Serfin Group is one of the leading financial services companies in Mexico. It is the third largest banking group in Mexico in terms of business volume and first in terms of profitability. It has a 14.1% market share for loans and a 13.9% market share for deposits and mutual funds. It also has a pension fund management entity, which has an 8.8% market share. After the business integration of Santander Mexicano and Serfin in the fourth quarter of 2002, the Group operated under a single brand name in 2003 (Santander Serfin). It has a network of 1,000 branches and more than 1,800 cash dispensers in 225 cities and towns.

(1) The figure of €1,318.5 million of net attributable income includes allocation of expenses, homogenization of the assigning of capital and anticipated allowances. It does not include goodwill amortization and financing costs.

Back to Contents

Net attributable income declined 40.4% (-15.0% at constant exchange rates) to €406.4 million, of which 82% was generated by retail banking. This result reflected (in the last 10 months of 2003) the sale of 24.9% of the Santander Serfin Group to Bank of America. Net income before minority interests, not affected by this sale, dropped 27.3% in euros (-1.9% at constant exchange rates). The efficiency ratio was 50.2%, the recurrence ratio (calculated as the percentage of general administrative expenses divided by net fees) was 63.4% and ROE was 31.6%. We continued to have very solid levels of asset quality, underlined by both the lowest ratio of non-performing loans (1.33% using Spanish criteria) as well as the highest coverage (284%) of Mexico’s large banks.

Chile. The Santander Chile Group is a leader in the Chilean financial services industry, both in terms of business volume as well as earnings. The Group has a market share of 20.7% in deposits and 22.6% in loans, 11.3% in pensions and 21.1% in mutual funds.

We enjoy a strong competitive advantage in Chile, with 370 branches (the largest in Chile), 1,100 cash dispensers and a wide customer base.

In 2003, Santander Chile completed its operational and technological merger. The new bank (called Santander Santiago) has focused on optimizing the business base and market shares, improving the composition of assets (with a greater emphasis on the more profitable retail segments) and customer spreads and strengthening business capacity.

Net attributable income increased 6.4% to €243.5 million (+23.4% at constant exchange rates). Retail Banking generated 82% (€199.1 million) of this income. The efficiency ratio improved by 0.6 points to 41.0%, ROE was 22.6%, the NPL ratio was 4.70% and coverage was 103%.

Puerto Rico. We are one of the three largest financial entities in Puerto Rico, with a market share of 10.2% in loans and 9.1% in deposits. We have 70 branches and 140 cash dispensers. We are also the second largest player in asset management.

In 2003, we concentrated on repositioning Banco Santander Puerto Rico in order to achieve further growth in various activities, particularly in the segment of medium-sized companies and mortgages. Another priority area is the recovery of past due loans and bad debts.

Net attributable income was €28.1 million, 132.6% higher than in 2002 (149.2% excluding the exchange rate effect). The efficiency ratio was 61.5% and the recurrence ratio 36.1%. The NPL ratio was 2.66% and coverage 96%.

Venezuela. Banco de Venezuela is the country’s second largest bank by business volume (market shares of 12.4% in deposits and 14.9% in loans) and the first in asset quality among the country’s big banks. It has 250 branches and a large customer base.

Management in Venezuela, conditioned by the recession and political uncertainty, focused in 2003 on strengthening basic revenue through growth in the business volumes of existing customers, preserving credit risk quality, implementing an active pricing policy, boosting revenue from commissions, adjusting the number of branches and employees and containing costs.

Net attributable income decreased 35.2% to €107.9 million (+6.8% eliminating the exchange rate effect). Retail banking generated 90% of net attributable income. The efficiency ratio was 43.3%, the recurrence ratio 48.6%, and ROE 36.1%.

Colombia. The improved environment in Colombia has enabled us to re-focus on selective business growth. Net income in Colombia was €24.8 million, up from €12.0 million in 2002.

Other countries

The strategic focus on Bolivia and Uruguay continued to be risk reduction, downsizing and generating liquidity.

Bolivia’s net attributable income was €8.9 million (€11.6 million in 2002) and Uruguay incurred a net loss of €37.1 million (compared to a net loss of €65.4 million in 2002).

In the fourth quarter of 2002 we sold our retail banking business in Peru and in 2003 we concentrated on pensions, where our market share is 27%. This business generated net attributable income of €19.3 million in 2003 (€29.1 million in 2002).

Back to Contents

Asset Management and Private Banking

This area comprises all of our companies whose activity is the management of mutual and pension funds, private banking and bank assurance. At the end of 2003, this area had 189 branches and 6,606 employees (6,149 at the end of 2002), of which 7 were temporary.

In 2003, this area generated gross operating income of €798.7 million, as compared to €869.8 million in 2002. Net attributable income was €319.6 million, 2.3% lower than in 2002 because of the impact of the depreciation of Latin American currencies.

Asset Management in Spain: Two aspects defined asset management in Spain in 2003: leadership in capturing mutual funds and growth in revenues and market shares.

We captured more than €6,000 million in net terms, leading the growth in the mutual funds sector in Spain and consolidating our leadership (market share of 28%). This increase was due primarily to the success of campaigns for innovative guaranteed funds and the strong demand for high value added products (alternative management, real estate funds and controlled risk funds). We also remained the leader in real estate funds in Spain (close to €1,900 million), with two-thirds of the market.

Asset Management in Latin America: At the end of 2003, we managed more than €24,000 million of mutual and pension funds (+14.6% because of the strong growth in local currency). This growth, together with adequate management of revenues and costs, fueled the rise in earnings in local currency, but the sharp appreciation of the average exchange rate of the euro in 2003 reduced the area’s contribution to Group income.

Private Banking: In 2003, Banco Banif consolidated the strategy implemented at the end of 2002 which enabled it to reassert its leadership of Spain’s private banking market. Its position, focused on customers with more than €150,000, is based on global advisory services (financial, asset, corporate and real estate) and launching novel and high value added products. Advice and substantial specialization in mutual funds resulted in growth of 26% in balances. The business drive increased the number of targeted customers by 15%, with growth of 20% in balances. Along with containing costs, this increased net operating income and net attributable income by more than 50%.

The main development in International Private Banking was the acquisition of the Latin American business of the private banking arm of Royal Bank of Scotland – Coutts (USA) International and Coutts Securities Inc., resulting in more clients, bankers and managed assets. Furthermore, as a result of this acquisition and the performance of the business, net operating income increased by 29% in US dollar terms (+7.5% in euros).

Insurance: In Spain, we completed a reorganization, following the increased participation in individual insurance business (our stake in Santander Central Hispano Seguros y Reaseguros increased to 100%) and the sale of the portfolio of collective life insurance in the fourth quarter of 2003. This sale allows us to focus on selling individual insurance products through our banking network, channelling the business of collective retirement savings towards employment pension plans.

In 2003, Santander Central Hispano Seguros y Reaseguros increased its premium income by 122% to €172 million. Net income doubled to €30 million and the contribution to Group earnings (including commissions paid to the distribution networks) rose 142% to €98 million.

In Latin America, our insurance business continued to generate revenues. Brazil generated a high volume of premium income (€171 million) and Mexico increased its premium income in local currency by 30%.

Global Wholesale Banking

This area covers our corporate banking activities in Spain, the rest of Europe and New York, treasury activities in Madrid and New York, as well as investment banking throughout the world.

Net attributable income was €225.6 million, 27.9% more than in 2002.

At the end of 2003, we had 36 branches and 2,288 employees (2,559 at the end of 2002), of which 3 were temporary.

Global Corporate Banking

Our Group serves our large corporate, financial institutions and governments clients' needs from our headquarters in Spain, our banking subsidiaries in Belgium, Portugal and Latin America, and our branches in London, Frankfurt, Paris and New York and our agency in Miami. The corporate banking unit provides a full range of banking services, among others, bill discounting, global cash management, treasury management services, risk mitigation products, trade finance, correspondent banking, etc.

Back to Contents

In 2003, Global Corporate Banking continued to perform well, despite the impact of lower interest rates. On the one hand, active management of prices increased the average spread on loans in Spain by 9.3 basis points in 2003 as compared to 2002 and, on the other, cross-selling of value added products spurred recurrent revenue. This, together with tight control of costs, prudence in granting loans and reduced needs for credit loss provisions, produced double digit growth in net attributable income.

Global Investment Banking

Our investment banking operations include brokerage, corporate finance, structured and project finance, and custody services. The corporate finance and structured finance units help our clients in their special financing needs such as, gaining access to the capital markets, acquisition and project finance advice and mergers & acquisition advice. The brokerage unit provides securities execution, dealing and research services. In addition, we provide custody, settlement, and other value added securities related services and engage in underwriting and dealing activities, mainly with equity and fixed income securities and instruments in Spain, Portugal, our branch in New York and Latin America.

Global Investment Banking took advantage of the difficult situation in the markets during 2003 to reinforce its leading position in the markets where it operates, improve revenues and significantly cut costs. As a result, net operating income and net attributable income increased by almost 100%.

Santander Central Hispano Bolsa continued to be the leader in equity brokerage in Spain with a market share of 11.2% (16.3% including Banesto Bolsa). In Custody, we strengthened our leadership in three main areas: resident clients, with an improved position as the depository entity of Collective Investment Schemes, both those linked to and separate to the Group; non-residents, with significant new clients; and in services to issuers, increasing the range of products provided to these customers.

Treasury

Our treasury operations refer to money, foreign exchange and fixed-income trading in Spain and abroad (Portugal, New York and Latin America), using conventional instruments and derivatives, for our own account and for the account of customers and for participating in fixed income capital market activities.

Treasury had a good year both in the professional markets and also in customer related activity, the main source of revenue for this business, with new strategies integrated into the area’s new global management model.

Financial Management and Equity Stakes

This area acts as the Group’s holding company, managing all capital and reserves, and assigning capital and liquidity to the rest of the Group’s businesses. It also incorporates centrally managed businesses (such as equity stakes), financial management, allowances (such as amortization of goodwill and country-risk) and businesses being launched or wound down. As a result, this area covers a wide range of centralized activities, which can be divided into three sub areas:

•	Equity Stakes: This centralizes the management of equity stakes in financial and industrial companies.

•	Financial management: Manages the structural exchange rate position, the Assets and Liabilities Committee (ALCO) portfolio of the parent bank and the issues and securitizations that meet the Group’s liquidity and equity needs. It also manages all capital and reserves, the allocation of capital to each business unit, and the financing cost of investments. In addition, there are certain specific allocations of a centralized nature (the parent bank’s pension), country-risk and early amortization of goodwill.

•	Projects underway/wound down: Also included, on a temporary basis, are businesses in the process of being wound down or closed in order not to distort the rest of the businesses. In exceptional circumstances, the launch of a business of a strategic nature can be included. In 2003, the main item included is development of the Partenón project.

Gross operating income from Financial Management and Equity Stakes was €116.2 million in 2003, as compared to gross operating loss of €135.9 million in 2002. Net attributable loss was €760.4 million, 17.4% less than in 2002.

At the end of 2003, this area had 271 employees (184 at the end of 2002), of which 95 were temporary.

Equity Stakes

Alliances and Financial Investments

We have alliances and financial investments in a number of banking companies, principally in Europe. The following summarizes our most important alliances and financial investments:

Back to Contents

The Royal Bank of Scotland Group (“RBS”). We have had a strategic alliance with RBS since 1988. The alliance provides for commercial collaboration between the two groups outside the United States, including, among others, in the areas of venture capital, technology development, and operational cooperation.

At December 31, 2003, we owned 5.05% of RBS and RBS owned 2.83% of us. We have agreed with RBS to obtain the other’s consent before increasing the ownership or control of the voting securities of the other above certain levels. Each of us has the right, in certain circumstances, to purchase or place any of the shares that the other party (or any affiliate) wishes to dispose of. If such right is not exercised, the shares must be sold, subject to certain exceptions, in a widely dispersed public offering. In addition, we have agreed to vote our holding of shares of RBS in accordance with the directions of the board of directors of RBS. Similarly, RBS has agreed to permit the chairman of Banco Santander Central Hispano, or any other person who presides over a general meeting of shareholders at which a shareholder may vote, to vote RBS’s holding of our shares.

Commerzbank. At December 31, 2003, we owned 3.38% of Commerzbank.

San Paolo-IMI. At December 31, 2003, we owned 8.60% of the capital stock of San Paolo-IMI, one of the largest banking groups in Italy in terms of assets. San Paolo-IMI controls Intereuropa Bank, a Hungarian bank in which we own a 10% stake.

Banque Commerciale du Maroc. At December 31, 2003, we had a 20.39% interest in Banque Commerciale du Maroc (Morocco), which engages mainly in trade finance and foreign investment activities. Together with Banque Commerciale du Maroc we have a 50% joint venture in Attijari International Bank, which specializes in trade finance in Tangier’s free trade zone.

Industrial Portfolio

The majority of our industrial holdings portfolio consists of investments in strategic sectors related to the growth of the Spanish economy. Through our investments in these areas, we aim to be present in these sectors as a long-term investor. Our investments in non-financial companies focus on long-term growth sectors, such as telecommunications.

The following table summarizes our main industrial holdings at December 31, 2003:

		Percentage Held
Company	Business	At December 31, 2003

AUNA	Telecommunications	23.49
Vodafone	Telecommunications	0.46
Grupo Corporativo ONO, S.A.	Cable	20.84
Unión Eléctrica Fenosa, S.A.	Electric Utility	23.02
Cepsa, S.A.	Oil and Petrochemicals	32.27
Inmobiliaria Urbis, S.A.	Real Estate	45.90
Antena 3TV, S.A.	Mass Media	10.00

In 2003, we continued our strategy of balancing the negative contribution from companies being developed with the positive contribution of companies generating income and distributing dividends. We realize capital gains from the sale of stakes when the circumstances are right.

As of December 31, 2003, the unrealized capital gains of Equity Stakes were estimated at €3,600.0 million.

Total Revenues by Activity and Geographic Location

For a breakdown of our total revenues by category of activity and geographic market please see note 27 of our Consolidated Financial Statements.

Selected Statistical Information

The following tables show our selected statistical information.

Average Balance Sheets and Interest Rates

The following tables show, by domicile of customer, our average balances and interest rates for each of the past three years.

You should read the following tables and the tables included under “Changes in Net Interest Income—Volume and Rate Analysis” and “Earning Assets—Yield Spread” in light of the following observations:

Back to Contents

•	We have included interest received on non-accruing assets in interest income only if we received such interest during the period in which it was due;

•	We have included loan fees in interest income;

•	We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant;

•	We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under Spanish GAAP. If these transactions did not qualify for such treatment, we included income and expenses on these transactions elsewhere in our income statement;

•	We have stated average balance on a gross basis, before netting our allowances for credit losses, except for the total average asset figures, which reflect such netting. See Note 2(l) to our consolidated financial statements for a discussion of our accounting policies for hedging activities; and

•	All average data have been calculated using month-end balances.

Back to Contents

Average Balance Sheet - Assets and Interest Income	Year Ended December 31,

	2001			2002			2003

ASSETS	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

	(in thousand of euros, except percentages)
Cash and due from central banks
Domestic	3,582,747	76,887	2.15%	2,411,612	52,804	2.19%	3,075,228	37,266	1.21%
International	5,986,357	185,701	3.10%	5,889,151	282,763	4.80%	4,596,131	258,840	5.63%

	9,569,104	262,588	2.74%	8,300,763	335,567	4.04%	7,671,359	296,106	3.86%
Due from credit institutions (1)
Domestic	10,435,740	652,164	6.25%	10,476,057	361,949	3.46%	12,760,763	315,720	2.47%
International	30,225,518	2,518,950	8.33%	30,529,359	1,647,977	5.40%	25,886,472	1,062,087	4.10%

	40,661,258	3,171,114	7.80%	41,005,416	2,009,926	4.90%	38,647,235	1,377,807	3.57%
Government debt securities
Domestic	24,082,411	1,332,390	5.53%	24,090,992	1,185,679	4.92%	29,809,839	1,228,723	4.12%
International	—	—	—-	—	—	—	—	—	—

	24,082,411	1,332,390	5.53%	24,090,992	1,185,679	4.92%	29,809,839	1,228,723	4.12%
Debentures and other fixed-income securities
Domestic	2,144,862	106,535	4.97%	2,460,418	95,873	3.90%	3,404,886	100,830	2.96%
International	41,592,712	3,879,130	9.33%	35,767,099	3,799,572	10.62%	32,132,708	2,084,048	6.49%

	43,737,574	3,985,665	9.11%	38,227,517	3,895,445	10.19%	35,537,594	2,184,878	6.15%
Loans and credits (1)
Domestic	84,897,545	5,182,870	6.10%	89,369,388	4,793,146	5.36%	100,009,531	4,551,898	4.55%
International	90,605,472	11,124,548	12.28%	84,570,422	8,117,866	9.60%	72,349,184	5,785,164	8.00%

	175,503,017	16,307,418	9.29%	173,939,810	12,911,012	7.42%	172,358,715	10,337,062	6.00%
Income from hedging operations (2)
Domestic		476,639			594,701			437,209
International		2,580,944			1,779,008			1,341,955

		3,057,583			2,373,709			1,779,164
Total interest-earning assets
Domestic	125,143,305	7,827,485	6.25%	128,808,467	7,084,152	5.50%	149,060,247	6,671,646	4.48%
International	168,410,059	20,289,273	12.05%	156,756,031	15,627,186	9.97%	134,964,495	10,532,094	7.80%

	293,553,364	28,116,758	9.58%	285,564,498	22,711,338	7.95%	284,024,742	17,203,740	6.06%
Equity securities (3)
Domestic	5,208,653	203,574	3.91%	5,991,506	278,564	4.65%	7,085,648	310,074	4.38%
International	10,550,088	344,831	3.27%	9,260,868	194,608	2.10%	7,730,451	131,419	1.70%

	15,758,741	548,405	3.48%	15,252,374	473,172	3.10%	14,816,099	441,493	2.98%
Total earning assets
Domestic	130,351,958	8,031,059	6.16%	134,799,973	7,362,716	5.46%	156,145,895	6,981,720	4.47%
International	178,960,147	20,634,104	11.53%	166,016,899	15,821,794	9.53%	142,694,946	10,663,513	7.47%

	309,312,105	28,665,163	9.27%	300,816,872	23,184,510	7.71%	298,840,841	17,645,233	5.90%

Allowance for loans losses	(5,498,407)			(5,461,576)			(5,019,135)
Premises and equipment	6,507,435			5,623,939			4,583,335
Other assets	42,493,718			44,517,050			40,596,589

Total average assets	352,814,851	28,665,163	8.12%	345,496,285	23,184,510	6.71%	339,001,630	17,645,233	5.21%

(1)	Includes securities purchased under agreements to resell.
(2)	Includes income from instruments to hedge interest-rate transactions.
(3)	Includes both portfolio investments in equity securities and investments in Group and non-Group companies. Amounts shown as “interest” consist of dividends received. Includes dividends from companies accounted for by the equity method of €423,671, €353,111 and €309,506 thousands for 2001, 2002 and 2003, respectively. See notes 1 and 2 to the table under “Selected Consolidated Financial information”.

Back to Contents

Average Balance Sheet - Liabilities and Interest Expense	Year Ended December 31,

	2001			2002			2003

LIABILITY AND STOCKHOLDERS’ EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

	(in thousand of euros, except percentages)
Due to credit institutions (1)
Domestic	17,786,767	966,842	5.44%	13,330,719	515,280	3.87%	20,123,870	451,448	2.24%
International	41,142,392	3,067,446	7.46%	39,131,519	2,108,169	5.39%	41,598,221	1,516,954	3.65%

	58,929,159	4,034,288	6.85%	52,462,238	2,623,449	5.00%	61,722,091	1,968,402	3.19%
Customers deposits (1)
Domestic	77,111,374	2,150,409	2.79%	86,394,424	1,831,733	2.12%	90,777,806	1,522,022	1.68%
International	96,875,410	5,962,497	6.15%	86,720,080	4,376,851	5.05%	72,815,172	2,793,579	3.84%

	173,986,784	8,112,906	4.66%	173,114,504	6,208,584	3.59%	163,592,978	4,315,601	2.64%
Marketable debt securities
Domestic	5,571,274	363,324	6.52%	6,377,473	359,069	5.63%	12,825,157	541,583	4.22%
International	34,160,819	2,345,714	6.87%	30,858,198	1,284,196	4.16%	24,062,569	799,861	3.32

	39,732,093	2,709,038	6.82%	37,235,671	1,643,265	4.41%	36,887,726	1,341,444	3.64%
Subordinated debt
Domestic	1,677,611	74,345	4.43%	1,565,835	69,766	4.46%	1,361,897	51,351	3.77%
International	10,455,110	676,433	6.47%	11,634,141	666,598	5.73%	10,505,451	627,469	5.97%

	12,132,721	750,778	6.19%	13,199,976	736,364	5.58%	11,867,348	678,820	5.72%
Expenses from hedging operations (2)
Domestic		—			228,471			—
International		1,622,402			1,206,456			663,903

		1,622,402			1,434,927			663,903
Total interest-bearing liabilities
Domestic	102,147,026	3,554,920	3.48%	107,668,451	3,004,319	2.79%	125,088,730	2,566,404	2.05%
International	182,633,731	13,674,492	7.49%	168,343,938	9,642,270	5.73%	148,981,413	6,401,766	4.30%

	284,780,757	17,229,412	6.05%	276,012,389	12,646,589	4.58%	274,070,143	8,968,170	3.27%

Other liabilities (3)	39,756,059	1,178,987		42,331,983	1,179,266		38,749,780	718,726

Minority interest	8,761,657			7,139,799			6,602,448

Stockholders’ Equity (4)	19,516,378			20,012,114			19,579,259

Total average liabilities and Stockholders’ Equity	352,814,851	18,408,399	5.22%	345,496,285	13,825,855	4.00%	339,001,630	9,686,896	2.86%

(1)	Includes securities sold under agreements to repurchase.
(2)	Includes expenses from instruments to hedge interest-rate transactions.
(3)	Includes interest allocated to Santander Group pension plans.
(4)	For calculation of the ROE ratio and the average stockholders’ equity as a percentage of average total assets ratio, the amount of average stockholders’ equity considered has been €17,934,766 thousand, €18,097,996 thousand and €18,035,039 for the years 2001, 2002 and 2003, respectively. The main difference is the effect of net attributable income on average stockholders’ equity.

Back to Contents

Changes in Net Interest Income—Volume and Rate Analysis

     The following tables allocate, by domicile of customer, changes in our net interest income between changes in average volume and changes in average rate for 2002 compared to 2001 and 2003 compared to 2002. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “Average Balance Sheets and Interest Rates”, and the footnotes thereto.

		2002/2001			2003/2002

	Increase (Decrease) due to changes in			Increase (Decrease) due to changes in

	Volume	Rate	Net change	Volume	Rate	Net change

	(in thousand of euros)
Interest income (1)

Cash and due from central banks
Domestic	(25,516)	1,433	(24,083)	8,096	(23,634)	(15,538)
International	(4,707)	101,768	97,062	(72,803)	48,880	(23,923)

	(30,223)	103,201	72,979	(64,707)	25,246	(39,461)
Due from credit institutions
Domestic	942	(291,157)	(290,215)	57,484	(103,713)	(46,229)
International	14,635	(885,608)	(870,973)	(189,008)	(396,882)	(585,890)

	15,577	(1,176,765)	(1,161,188)	(131,524)	(500,595)	(632,119)
Government debt securities
Domestic	192	(146,903)	(146,711)	235,772	(192,728)	43,044
International	—	—	—	—	—	—

	192	(146,903)	(146,711)	235,772	(192,728)	43,044
Debentures and other fixed-
income securities
Domestic	12,288	(22,950)	(10,662)	28,085	(23,128)	4,957
International	(616,104)	536,546	(79,558)	(238,343)	(1,477,181)	(1,715,524)

	(603,817)	513,596	(90,220)	(210,258)	(1,500,309)	(1,710,567)
Loans and credits (1)
Domestic	238,518	(628,242)	(389,724)	482,644	(723,892)	(241,248)
International	(578,455)	(2,428,227)	(3,006,682)	(979,575)	(1,353,127)	(2,332,702)

	(339,937)	(3,056,469)	(3,396,406)	(496,931)	(2,077,019)	(2,573,950)
Total interest-earning assets
Domestic	226,423	(1,087,819)	(861,396)	812,081	(1,067,095)	(255,014)
International	(1,184,631)	(2,675,521)	(3,860,151)	(1,479,729)	(3,178,310)	(4,658,039)

	(958,208)	(3,763,340)	(4,721,546)	(667,648)	(4,245,405)	(4,913,053)
Equity securities
Domestic	36,446	38,544	74,990	47,687	(16,177)	31,510
International	(26,787)	(123,436)	(150,223)	(26,146)	(37,043)	(63,189)

	9,659	(84,892)	(75,233)	21,541	(53,220)	(31,679)
Total earning assets
Domestic	262,869	(1,049,275)	(786,406)	859,768	(1,083,272)	(223,504)
International	(1,211,418)	(2,798,957)	(4,010,374)	(1,505,875)	(3,215,353)	(4,721,228)

	(948,549)	(3,848,232)	(4,796,779)	(646,107)	(4,298,625)	(4,944,732)

(1)	Without interest income or interest expense from interest-rate hedging transactions.

Back to Contents

		2002/2001			2003/2002

	Increase (Decrease) due to changes in			Increase (Decrease) due to changes in

	Volume	Rate	Net change	Volume	Rate	Net change

	(in thousand of euros)
Interest expenses (1)

Due to credit institutions
Domestic	(172,310)	(279,252)	(451,562)	153,459	(217,291)	(63,832)
International	(107,629)	(851,648)	(959,277)	89,673	(680,888)	(591,215)

	(279,939)	(1,130,900)	(1,410,839)	243,132	(898,179)	(655,047)
Customers deposits
Domestic	197,970	(516,646)	(318,676)	70,424	(380,135)	(309,711)
International	(520,016)	(1,065,630)	(1,585,646)	(533,959)	(1,049,313)	(1,583,272)

	(322,046)	(1,582,276)	(1,904,322)	(463,535)	(1,429,448)	(1,892,983)
Marketable debt securities
Domestic	45,329	(49,584)	(4,255)	272,436	(89,922)	182,514
International	(135,759)	(925,758)	(1,061,518)	(225,126)	(259,209)	(484,335)

	(90,430)	(975,342)	(1,065,773)	47,310	(349,131)	(301,821)
Subordinated debt
Domestic	(5,082)	503	(4,579)	(7,611)	(10,804)	(18,415)
International	67,534	(77,368)	(9,835)	(67,051)	27,922	(39,129)

	62,452	(76,865)	(14,414)	(74,662)	17,118	(57,544)
Total interest-bearing liabilities
Domestic	65,907	(844,979)	(779,072)	488,708	(698,152)	(209,444)
International	(695,870)	(2,920,404)	(3,616,276)	(736,463)	(1,961,488)	(2,697,951)

	(629,963)	(3,765,383)	(4,395,348)	(247,755)	(2,659,640)	(2,907,395)

(1)	Without interest income or interest expense from interest-rate hedging transactions.

Back to Contents

Assets

Earning Assets—Yield Spread

The following table analyzes, by domicile of customer, our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the years indicated. You should read this table and the footnotes thereto in light of our observations noted in the preceding subsection entitled “Average Balance Sheets and Interest Rates”, and the footnotes thereto.

	Year Ended December 31,

	2001	2002	2003

	(in thousand of euros, except percentages)
Average earning assets
Domestic	130,351,958	134,799,973	156,145,895
International	178,960,147	166,016,899	142,694,946

	309,312,105	300,816,872	298,840,841
Interest and dividends on equity securities (1)
Domestic	8,031,059	7,362,716	6,981,720
International	20,634,104	15,821,794	10,663,513

	28,665,163	23,184,510	17,645,233
Net interest income
Domestic	4,049,800	4,001,233	3,985,021
International	6,206,965	5,357,422	3,973,316

	10,256,764	9,358,655	7,958,337
Gross yield (2)
Domestic	6.16%	5.46%	4.47%
International	11.53%	9.53%	7.47%

	9.27%	7.71%	5.90%
Net yield (3)
Domestic	3.11%	2.97%	2.55%
International	3.47%	3.23%	2.78%

	3.32%	3.11%	2.66%
Yield spread (4)
Domestic	2.68%	2.67%	2.42%
International	4.04%	3.80%	3.17%

	3.22%	3.13%	2.63%
Net interest margin (3)
Domestic	3.07%	2.89%	2.47%
International	3.48%	3.29%	2.85%

	3.31%	3.11%	2.65%

(1)	Dividends on equity securities include dividends from companies accounted for by the equity method. See note 1 to the table under “Selected Consolidated Financial Information”.

(2)	Gross yield is the quotient of interest and dividends on equity securities divided by average earning assets.

(3)	Net yield is the quotient of net interest income (that includes dividends on equity securities) divided by average earning assets. Net interest margin (calculated in the same way as net yield but excluding dividends from the income, and equity securities from the average earning assets) for December 31, 2001, 2002 and 2003 was 3.31%, 3.11% and 2.65%, respectively.

(4)	Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 5. Operating and Financial Review and Prospects – Net Interest Income”.

Back to Contents

Return on Equity and Assets

The following table presents our selected financial ratios for the years indicated.

	Year Ended December 31,

	2001	2002	2003

Return on average total assets	0.94%	0.81%	0.95%
Return on average stockholders’ equity	13.86%	12.42%	14.48%
Dividends per share as a percentage of net attributable income per share	53.47%	61.21%	55.32%
Average stockholders’ equity as a percentage of average total assets	5.08%	5.24%	5.32%

Interest-Earning Assets

The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “Average Balance Sheets and Interest Rates”, and the footnotes thereto.

	Year Ended December 31,

	2001	2002	2003

Cash and due from Central Banks
Domestic	1.22%	0.83%	1.09%
International	2.04%	2.06%	1.62%

	3.26%	2.89%	2.71%
Due from credit institutions
Domestic	3.55%	3.67%	4.49%
International	10.30%	10.69%	9.11%

	13.85%	14.36%	13.60%
Government debt securities
Domestic	8.20%	8.44%	10.50%
International	-	-	-

	8.20%	8.44%	10.50%
Debentures and other fixed-income securities
Domestic	0.78%	0.86%	1.20%
International	14.17%	12.53%	11.31%

	14.95%	13.39%	12.51%
Loans and credits
Domestic	28.92%	31.30%	35.21%
International	30.87%	29.62%	25.47%

	59.79%	60.92%	60.68%
Total interest-earning assets
Domestic	42.62%	45.10%	52.49%
International	57.38%	54.90%	47.51%

	100.00%	100.00%	100.00%

Back to Contents

Due from Credit Institutions

The following table shows our short-term funds deposited with other banks at each of the dates indicated.

	At December 31,

	1999	2000	2001	2002	2003

		(in thousands of euros)
Demand deposits-
Current accounts	322,816	164,292	215,667	105,816	103,734
Other accounts	4,145,782	5,422,830	5,396,981	3,043,095	1,599,804

	4,468,598	5,587,122	5,612,648	3,148,911	1,703,538

Other deposits-
Deposits in credit institutions	18,219,874	20,540,358	20,992,205	15,865,145	14,635,787
Securities purchased under agreements to resell	7,691,975	10,916,015	16,491,544	21,332,856	21,390,247

	25,911,849	31,456,373	37,483,749	37,198,001	36,026,034

Less- Allowance for credit losses (1)	(154,166)	(279,405)	(107,107)	(90,522)	(111,735)

	30,226,281	36,764,090	42,989,290	40,256,390	37,617,837

(1)	The purpose of this allowance for credit losses is to recognize the loss related to the collectibility of these balances due to transfer risk and credit risk.

This allowance is determined, in accordance with Bank of Spain requirements, based on debt servicing, on debtor credit rating, and on the outstanding settlement and transfer risks of the country in which the debtor is located.

The allowance for credit losses reduces the fair value of the balances included in Due from Credit Institutions after evaluating their collectibility. All estimated losses considered in the calculation of this allowance is related to claims due from non-OECD financial institutions.

Investment Securities

At December 31, 2003, the book value of our investment securities was €85.4 billion (representing 24.3% of our total assets). These investment securities had a yield of 4.81% in 2003, compared with a yield of 7.16% earned during 2002. €31.1 billion, or 36.4%, of our investment securities consisted of Spanish Government and government agency securities, 6.1% of which consisted of Spanish Treasury bills that had a yield of 2.1% in 2003. For a discussion of how we value our investment securities, see note 2(d) to our consolidated financial statements.

Back to Contents

The following table shows the book values of our investment securities by type and domicile of counterparty at each of the dates indicated.

	At December 31,

	1999	2000	2001	2002	2003

		(in thousands of euros)
Debt securities
Domestic-
Spanish Government	29,718,101	22,758,627	24,705,072	24,988,526	31,118,523
Other domestic issuer:
Public authorities	262,426	215,836	89,845	216,012	275,146
Other domestic issuer	946,546	2,088,577	2,297,014	2,802,959	5,327,211

Total domestic	30,927,073	25,063,040	27,091,931	28,007,497	36,720,880
International-
United States:
U.S. Treasury and other U.S.
Government agencies	520,206	533,530	290,878	596,589	1,140,134
States and political subdivisions	3,689,126	2,750,093	2,095,609	2,145,256	98,306
Other securities	1,552,330	2,233,223	2,451,210	781,884	696,328

Total United States	5,761,662	5,516,846	4,837,697	3,523,729	1,934,768

Other:
Governments	13,073,378	28,885,159	27,750,580	19,896,934	26,542,838
Other securities	5,961,379	10,367,218	7,816,487	5,980,499	10,434,092

Total Other	19,034,757	39,252,377	35,567,067	25,877,433	36,976,930

Total International	24,796,419	44,769,223	40,404,764	29,401,162	38,911,698

Less- Allowance for credit losses	(210,252)	(198,881)	(188,453)	(135,552)	(185,978)
Less- Security price fluctuation allowance	(181,890)	(316,775)	(308,957)	(198,453)	(61,682)

Total Debt Securities	55,331,350	69,316,607	66,999,285	57,074,654	75,384,918

Equity securities
Domestic	4,059,488	2,525,795	3,057,091	3,849,006	4,766,673
International-
United States	159,455	299,466	299,532	57,359	346,003
Other	1,486,982	4,242,059	4,973,928	4,530,102	5,900,207

Total international	1,646,437	4,541,525	5,273,460	4,587,461	6,246,210

Less- Security price fluctuation allowance	(179,775)	(618,406)	(522,640)	(569,715)	(948,761)

Total Equity Securities	5,526,150	6,448,914	7,807,911	7,866,752	10,064,122

Total Investment Securities	60,857,500	75,765,521	74,807,196	64,941,406	85,449,040

The following table analyzes the aggregate book value and aggregate market value of the securities of single issuers, other than the Government of the United States, that exceeded 10% of our stockholders’ equity as of December 31, 2003.

	Aggregate as of December 31, 2003

	Book value	Market value

	(in millions of euros)
Debt securities:
— Spanish Government	31,107.9	31,431.6
— Brazilian Government	4,027.1	4,027.1
— Mexican Government	8,325.2	8,325.2

Back to Contents

The following table analyzes the maturities and weighted average yields of our debt investment securities (before allowances for credit losses and allowances for security price fluctuations) at December 31, 2003. Yields on tax-exempt obligations have not been calculated on a tax-equivalent basis because we do not believe the effect of such a calculation would be material.

	At December 31, 2003

		Maturing	Maturing
	Maturing	Between	Between	Maturing
	Within	1 and	5 and	After
	1 Year	5 Years	10 Years	10 Years	Total

		(in thousands of euros)
Debt securities
Domestic:
Spanish Government	9,491,261	16,843,081	4,334,262	449,919	31,118,523
Other domestic issuer:
Public authorities	23,102	197,463	7,258	47,323	275,146
Other domestic issuer	53,158	739,642	426,910	4,107,501	5,327,211

Total domestic	9,567,521	17,780,186	4,768,430	4,604,743	36,720,880
International:
United States:
U.S. Treasury and other U.S.
Government agencies	236,561	260,116	620,734	22,723	1,140,134
States and political subdivisions	22,998	17,466	24,020	33,822	98,306
Other securities	168,383	84,588	71,367	371,990	696,328

Total United States	427,942	362,170	716,121	428,535	1,934,768
Other:
Governments	12,673,290	6,136,076	5,895,311	1,838,161	26,542,838
Other securities	5,468,781	1,821,487	413,712	2,730,112	10,434,092

Total Other	18,142,071	7,957,563	6,309,023	4,568,273	36,976,930

Total International	18,570,013	8,319,733	7,025,144	4,996,808	38,911,698

Total debt investment securities	28,137,534	26,099,919	11,793,574	9,601,551	75,632,578

Yield	4.33%	5.50%	5.15%	5.93%	5.06%

Loan Portfolio

At December 31, 2003, our total loans and credits equaled €177.6 billion (50.5% of our total assets). Net of allowances for credit losses, loans and credits equaled €172.5 billion (49.0% of our total assets). In addition to loans, we had outstanding at December 31, 1999, 2000, 2001, 2002 and 2003, €44.2 billion, €54.3 billion, €49.6 billion, €49.1 billion and €48.6 billion of undrawn balances available to third parties.

Back to Contents

Loans by Geographic Area and Type of Customer

The following table analyzes our customer loans and credits (including securities purchased under agreement to resell), by domicile and type of customer, at each of the dates indicated.

			At December 31,

	1999	2000	2001	2002	2003

Borrowers in Spain:	(in thousands of euros)
Spanish Government	4,099,575	4,148,853	4,249,672	4,897,118	5,487,358
Commercial, financial, agricultural and industrial	33,109,991	38,287,915	36,024,192	37,407,850	40,082,919
Real estate-construction	5,444,665	3,362,909	3,655,286	3,537,343	4,048,386
Real estate-mortgage	16,788,913	22,060,053	26,999,828	30,940,525	41,091,269
Installment loans to individuals	9,430,715	11,354,820	10,560,897	10,579,255	8,894,956
Lease financing	3,854,002	4,222,038	4,326,669	4,441,411	5,198,113
Other	2,815,099	2,389,834	3,154,829	1,969,754	4,199,954

Total	75,542,960	85,826,422	88,971,373	93,773,256	109,002,955

Borrowers outside Spain:
Governments	6,028,999	14,244,071	14,180,623	10,303,475	5,824,432
Banks and other Financial Institutions	1,770,653	1,798,427	2,526,301	726,373	1,398,685
Commercial and industrial	31,924,976	41,781,051	38,927,471	28,371,091	37,915,142
Other (1)	15,669,570	30,906,410	34,503,592	34,736,966	23,479,482

Total	55,394,198	88,729,959	90,137,987	74,137,905	68,617,741

Total loans and credits, gross	130,937,158	174,556,381	179,109,360	167,911,161	177,620,696

Allowance for credit losses	(3,465,081)	(5,172,184)	(5,287,314)	(4,938,204)	(5,116,683)

Loans and credits, net of allowances	127,472,077	169,384,197	173,822,046	162,972,957	172,504,013

(1)	Of which €9.1 billion, €16.4 billion, €16.9 billion, €14.9 billion and €11.9 billion, respectively, at December 31, 1999, 2000, 2001, 2002 and 2003, are real-estate mortgages. The remaining corresponds to other types of customers, with no “loan concentration” as defined by Item III-C of Industry Guide 3.

At December 31, 2003, our loans and credits to unconsolidated subsidiaries and associated companies amounted to €1,445.5 million (See “Item 7 — Major Shareholders and Related Party Transactions — B. Related Party Transactions”). Excluding government-related loans and credits, the largest outstanding exposure at December 31, 2003 was €1.6 billion (0.9% of total loans and credits, including government-related loans), and the five next largest exposures totaled €5.0 billion (2.8% of total loans, including government-related loans).

Back to Contents

Maturity

The following table sets forth an analysis by maturity of our loans and credits by domicile and type of customer at December 31, 2003.

	Maturity

	Less than one year		One to five years		Over five Years		Total

	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total

Loans to borrowers in Spain:			(in thousands of euros except percentages)

Spanish Government	1,817,890	2.85%	987,154	2.15%	2,682,314	3.95%	5,487,358	3.09%
Commercial, financial, agricultural and industrial	24,024,591	37.65%	10,040,516	21.91%	6,017,812	8.85%	40,082,919	22.57%
Real estate:
Construction	142,914	0.22%	235,463	0.51%	3,670,009	5.40%	4,048,386	2.28%
Mortgage	1,179,130	1.85%	2,924,882	6.38%	36,987,257	54.42%	41,091,269	23.13%
Installment loans to individuals	3,405,768	5.34%	3,166,403	6.91%	2,322,785	3.42%	8,894,956	5.01%
Lease financing	1,788,604	2.80%	2,628,448	5.73%	781,061	1.15%	5,198,113	2.93%
Other	2,215,139	3.47%	1,793,122	3.91%	191,693	0.28%	4,199,954	2.36%

Total borrowers in Spain	34,574,036	54.18%	21,775,988	47.51%	52,652,931	77.46%	109,002,955	61.37%

Loans to borrowers outside Spain

Governments	912,594	1.43%	2,830,910	6.18%	2,080,928	3.06%	5,824,432	3.28%
Banks and Other Financial Institutions	1,087,827	1.70%	166,700	0.36%	144,158	0.21%	1,398,685	0.79%
Commercial and Industrial	19,316,625	30.27%	14,042,775	30.64%	4,555,742	6.70%	37,915,142	21.35%
Other	7,923,501	12.42%	7,018,598	15.31%	8,537,383	12.56%	23,479,482	13.22%

Total loans to borrowers outside Spain	29,240,547	45.82%	24,058,983	52.49%	15,318,211	22.54%	68,617,741	38.63%

Total loans and credits, gross	63,814,583	100.00%	45,834,971	100.00%	67,971,142	100.00%	177,620,696	100.00%

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans having a maturity of one year or more at December 31, 2003.

	Loans having a maturity of more than one year

	Domestic	International	Total

	(in thousands of euros)
Fixed rate	12,823,156	19,293,362	32,116,518
Variable rate	61,605,763	20,083,832	81,689,595

Total	74,428,919	39,377,194	113,806,113

Back to Contents

Cross-Border Outstandings

The following table sets forth, as of the end of the years indicated, the aggregate amount of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 0.75% of our total assets. Cross-border outstandings do not include local currency loans made by subsidiary banks in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans by our Latin American subsidiaries.

Cross-Border Outstandings	2001		2002		2003

	(in thousands of euros except percentages)
		% of total assets		% of total assets		% of total assets

OECD Countries: (1)
United States	13,477,095	3.76%	10,802,705	3.33%	8,646,986	2.46%
Germany	2,451,931	0.68%	3,554,893	1.10%	8,025,373	2.28%
United Kingdom	7,841,423	2.19%	9,265,837	2.86%	6,734,066	1.91%
France	2,141,514	0.60%	2,003,996	0.62%	4,604,918	1.31%
Italy	3,623,923	1.01%	1,956,552	0.60%	2,769,619	0.79%
Belgium	2,142,327	0.60%	2,952,469	0.91%	2,325,858	0.66%
Other OECD Countries (2)	6,416,297	1.79%	5,478,499	1.69%	6,428,095	1.83%

Total OECD	38,094,510	10.64%	36,014,951	11.11%	39,534,915	11.24%

Non-OECD Countries
Latin American Countries (2) (3)	5,612,708	1.57%	5,136,842	1.58%	5,803,880	1.65%
Other (2)	5,556,158	1.55%	4,295,150	1.32%	3,815,278	1.08%

Total Non-OECD	11,168,866	3.12%	9,431,992	2.91%	9,619,158	2.73%

Total	49,263,376	13.76%	45,446,943	14.02%	49,154,073	13.97%

(1)	The Organization for Economic Cooperation and Development.

(2)	Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.

(3)	With regards to these cross-border outstandings, at December 31, 2001, 2002 and 2003, we had allowances for country-risk €323.2 million, €337.5 million and €404.9 million, respectively. Such allowances for country-risk exceeded the Bank of Spain’s minimum requirements at such dates.

Back to Contents

The following table sets forth the amounts of our cross-border outstandings as of December 31 of each year by type of borrower where outstandings in the borrower’s country exceeded 0.75% of total assets.

	Governments	Banks and other Financial Institutions	Commercial and Industrial	Total

	(in thousands of euros)
2001
United States	2,952,670	3,921,063	6,603,362	13,477,095
United Kingdom	1,809	6,230,915	1,608,699	7,841,423
Italy	2,246,133	1,262,624	115,166	3,623,923

Total	5,200,612	11,414,602	8,327,227	24,942,441

2002
United States	2,749,923	3,235,826	4,816,956	10,802,705
United Kingdom	6,409	8,922,551	336,877	9,265,837
Germany	123,401	3,197,076	234,416	3,554,893
Belgium	3,382	2,895,588	53,500	2,952,469

Total	2,883,115	18,251,041	5,441,749	26,575,904

2003
United States	349,739	4,407,801	3,889,446	8,646,986
Germany	4,820,845	2,868,810	335,718	8,025,373
United Kingdom	14,751	5,191,399	1,527,916	6,734,066
France	2,612,000	1,619,706	373,212	4,604,918
Italy	2,245,866	345,008	178,745	2,769,619

Total	10,043,201	14,432,724	6,305,037	30,780,962

Classified Assets

In the following pages, we describe Bank of Spain requirements for classification of non-performing assets and credit loss recognition. Unlike under U.S. GAAP, Spanish GAAP establishes a credit loss recognition process that is independent of the process for balance sheet classification and removal of impaired loans from the balance sheet. In Note 27 to our consolidated financial statements, we include a summary of significant valuation and income recognition differences under Spanish and U.S. GAAP and a net income and stockholders’ equity reconciliation.

Bank of Spain Classification Requirements

Non-Performing Assets

Non-Performing Past-Due Assets. The Bank of Spain requires Spanish banks to classify as non-performing certain amounts of any loan, fixed-income security, guarantee and certain other extensions of credit on which any payment of principal or interest is 90 days or more past due (“non-performing past-due assets”). Banks must classify as non-performing the portion of any principal of or accrued interest on such asset that is 90 days or more past due until (1) this amount is more than 25% of the outstanding balance of the asset or (2) any installment of principal or interest is 12 months or more past due (6 months in case of loans to individuals not for purposes of financing business activities). When either of these conditions is met, banks must classify the entire outstanding principal of and accrued interest on the asset as non-performing. Accordingly, prior to the time that one of these conditions is met, a loan may be classified as non-performing with respect to a portion of its outstanding principal and interest, but performing with respect to the remainder of its principal and interest.

In relation with the aggregate risk exposure (including off-balance sheet risks) to a single obligor, if the amount of non-performing balances exceeds 25% of the total outstanding risks (excluding non-accrued interest on loans to such borrower), then the bank must classify all outstanding risks to such borrower as non-performing.

Once any portion of a loan is classified as non-performing, the entire loan is placed on a non-accrual status. Accordingly, even the portion of such a loan which is identified as performing will be on non-accrual status.

Other Non-Performing Assets. The Bank of Spain requires Spanish banks to classify any loan, fixed-income security, guarantee and certain other extensions of credit as non-performing if it has a reasonable doubt that the extension of credit will be collected (“other non-performing assets”), even if any past due payments have been outstanding for less than 90 days or the asset is otherwise performing. When a bank classifies an asset as non-performing on this basis, it must classify the entire principal amount of the asset as non-performing. The Bank of

Back to Contents

Spain also requires Spanish banks to classify as non-performing the entire outstanding principal of and accrued interest on any extension of credit to category 5 (very doubtful) countries or residents of category 5 countries to the extent it is not otherwise classified as non-performing. See “Country-Risk Outstandings”.

Once any of such assets is classified as non-performing, it is placed on a non-accrual status.

These classification criteria differ from U.S. GAAP requirements. For an estimation of the amounts to be classified as non-performing under U.S. GAAP see Note 15 to the Selected Consolidated Financial Information table in this report.

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

Country-Risk Categories	Description

1	Countries in which risks are negotiable in primary or secondary markets
2	Countries included in no other category
3	Countries with transitory difficulties
4	Doubtful countries
5	Very doubtful countries
6	Bankrupt countries

The Bank of Spain allows each bank to decide how to classify the listed countries within this classification scheme, subject to Bank of Spain’s oversight. The classification is made based on criteria such as the risk global assessment according to the evolution of the balance of payments, the level of the outstanding debt and of the charges for debt services, the debt quotations in the international secondary markets and other indicators and factors of each country as well as all the criteria indicated by the Bank of Spain. It excludes from country-risk outstandings:

•	any interbank obligations of branches of foreign banks in the European Economic Space and of the Spanish branches of foreign banks;

•	any trade credits established by letter of credit or documentary credit with a due date of one year or less after the drawdown date;

•	some cases where securities are denominated in local currency;

•	risks with residents in a country regardless of the currency of denomination registered in subsidiary companies or multigroup companies in the country of residence of the holder;

•	shares and stakes in companies;

•	private sector risks in countries included in the monetary zone of a currency issued by a country classified in category 1; and

•	negotiable financial assets purchased at market prices for placement with third parties within the framework of a portfolio separately managed for that purpose, held for less than six months by the company.

With certain requirements, it treats guaranteed outstandings as outstandings to the guarantor.

The Bank of Spain requires Spanish banks to classify outstandings to countries or residents of countries in categories 1, 2, 3 and 4 on the basis of the criteria described below under “Item 4. Information on the Company—B. Business Overview—Bank of Spain Allowances for Credit Losses and Country-Risk Requirements—Specific Provisions for Credit Losses”. The Bank of Spain requires Spanish banks to classify as non-performing any loan in category 5, and to write-off the entire outstanding principal of and accrued interest on any outstandings to countries or residents of countries in category 6 (see the subsection below in this Item 4 entitled “Bank of Spain Charge-Off Requirements”).

Bank of Spain Non-Accrual of Interest Requirements

The Bank of Spain requires Spanish banks to stop accruing interest on the entire principal amount of any asset that is classified as non-performing, even if only a portion of the asset is classified as non-performing, and on category

Back to Contents

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

The following table shows the amount of interest owed on non-accruing assets and the amount of such interest that was received when due and when past due:

	Year ended December 31,

	2003	2002	2001

Interest owed on non-accruing assets	(in thousands of euros)
Domestic	43,909	55,611	52,900
International	204,258	288,332	436,320
Total	248,167	343,943	489,220
Interest received on non-accruing assets
Domestic	70,648	64,696	20,056
International	101,768	129,938	174,077
Total (1)	172,416	194,634	194,133

(1)	Includes interest received when due of €80.3, €118.8 and €138.2 million and interest received when past due of €92.0, €75.8 and €55.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Bank of Spain Allowances for Credit Losses and Country-Risk Requirements

Specific Allowances for Credit Losses

The specific allowance is calculated based on the loan recovery expectations and, at a minimum, by application of the coefficients stipulated in the following tables.

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

Fully-Secured Non-Performing Past-Due Mortgage Assets and financial leases on certain types of properties. If a non-performing asset is a fully secured non-performing past-due mortgage or a financial lease and certain conditions are met, the amount of the required allowance is the product of the amount of such asset times the percentages set forth in the following table instead of the preceding table. Such asset must satisfy three conditions: first, the asset is secured by a mortgage or a right of ownership (in case of a financial lease) on a finished residential property; second, such mortgage or right of ownership was placed on the property at the time the extension of credit was made; and third, the outstanding risk does not exceed 80% of the appraisal value of such mortgaged or leased property .

Period Overdue	Allowance
3-4 years	25%
4-5 years	50%
5-6 years	75%
More than 6 years	100%

Back to Contents

The only exception to these requirements is that when a bank treats otherwise performing assets to a single borrower as non-performing because non-performing assets exceed 25% of the bank's total exposure to the borrower as set forth in “Bank of Spain Classification Requirements—Non-Performing Past Due Assets” above, the Bank of Spain does not require the bank to carry an allowance against any asset that has no overdue principal or interest payments.

Other Non-Performing Assets. If a non-performing asset is an other non-performing asset, see “Item 4. Information on the Company—B. Business Overview—Bank of Spain Classification Requirements—Non-Performing Assets—Other Non-Performing Assets”, the amount of the required allowance will be at least 25% and up to 100% of the amounts treated as non-performing, depending on management's opinion of the loan recovery expectations. When the treatment of such asset as a non-performing asset is due to, in management’s opinion, an inadequate financial or economical condition of the borrower, and the amount estimated as non-collectible is less than 25% of the outstanding debt, the amount of the required allowance will be at least 10% of the outstanding debt.

Exceptions. The foregoing allowance requirements do not apply to any non-performing asset (non-performing past-due assets and other non-performing assets) that is:

•	made to, or guaranteed by, any European Union country or certain other specified public entities or instrumentalities of the countries classified in category 1 of the country-risk categories;

•	an advance payment for pensions or payrolls for the following month, when paid by any European Union country and deposited at Banco Santander Central Hispano;

•	guaranteed by companies directly or indirectly majority-owned by any European Union country whose principal activity is to provide guarantees;

•	personally, jointly and unconditionally secured by a bank from any European Union country or mutual guaranty company, claimable on first demand;

•	secured under the name of the Fondo de Garantía de Depósitos; or

•	collateralized by cash or by money market and treasury funds or securities issued by the central administrations or credit entities of the countries listed in this paragraph, when the outstanding risk is 90% or less than the recovery value of the money market and treasury funds and of the market value of the securities given as collateral.

General Allowance

In addition to the Bank of Spain specific allowance requirements, the Bank of Spain requires Spanish banks to set aside a general allowance equal to the sum of:

•	1% of the sum of loans (other than certain fully secured mortgage loans, certain financial leases and certain securitized mortgage bonds) and guarantees, private sector fixed-income securities other than those included in the trading portfolio, contingent liabilities and non-performing assets exempted from the specific allowances requirements described above of resident and non-resident sectors, except Spanish public authorities and credit entities; and

•	0.5% of the sum of fully secured mortgage loans, financial leases and securitized mortgage bonds when the following conditions are met:

•	first, the asset is secured by a mortgage or a ownership right on a finished residential property;

•	second, such mortgage or ownership right was placed on the property at the time the extension of credit was made; and

•	third, at the time the relevant portion of the asset first became non-performing, the outstanding principal of and accrued interest on the asset do not exceed 80% of the appraisal value of such mortgaged or leased property.

When calculating the general allowance for credit losses on those investments in a bond fund that ranks behind unsubordinated securities on a winding up of the fund, the bank must include an amount equal to the coverage that the bank itself would have if the bank had a direct pro-rata interest in the underlying bond portfolio. If such provision is made, the bank is not required to make any other general allowance for securities issued by the bond fund.

Back to Contents

Allowance for the Statistical Coverage of Credit Losses

Since July 1, 2000, the Bank of Spain has required Spanish banks to create an allowance for the statistical coverage of credit losses based on an estimation of future credit losses in the credit portfolio. This new allowance is in addition to the other allowances described above.

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

Assets in this category include :

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

Assets in this category include loans to individuals for the acquisition of durable consumption goods or other goods or current services not for professional use, except those registered in the “Registro de Ventas de Bienes Muebles”; and risks with residents of countries classified in categories 3 to 6, to the extent not covered by country-risk allowances.

f)	High Risk	1.50%

Assets in this category include credit card balances; current account overdrafts and excesses in credit accounts (except those included in categories (a) and (b)), and doubtful assets not subject to a mandatory allowance not included in letter “a”.

Back to Contents

Contingent liabilities will be weighted using the percentages set forth in the capital regulations of the Bank of Spain.

Provisions made to meet the statistical allowance requirements are charged quarterly against income in the amount of the positive difference between one fourth of the amount of the required statistical allowance and the amount of net provisions for the other allowances for credit losses in that quarter. If the difference is negative, the amount is credited to income with a charge to the allowance, but only to the extent of the existing balance of that allowance.

Net provisions in the income statement include the provisions for the specific coverage of credit losses, plus provisions for the general and statistical coverage of credit losses, plus write-offs, less the recoveries of the specific allowance and foreclosed assets.

The amount of the allowance for the statistical coverage of credit losses, may be, at a maximum, three times the sum of the products of the amount of credit risk in each category multiplied by the risk coefficient of each such category.

Allowances for Country-Risk

The Bank of Spain requires Spanish banks to set aside an allowance for country-risk on all country-risk outstandings. See the above sub-section entitled “Bank of Spain Classification Requirements—Country-Risk Outstandings”. The amount of the required provision is the product of the amount of the outstanding loans and credits times the percentages set forth in the following table.

		Minimum percentage of coverage	Banco Santander Central Hispano’s level of coverage

		(percentage of outstanding loans within category)
Categories:
1.	Countries in which risks are negotiable in primary or secondary markets (1)	0%	0%
2.	Countries included in no other category	0%	0%
3.	Countries with transitory difficulties (2)	15%	15%
4.	Doubtful countries (2)	20%-35%	35%
5.	Very doubtful countries (2)	50%-90%	90%

6.	Bankrupt countries	written-off	written-off

(1)	This category of risk is assessed in accordance with the guidelines set forth in the September 19, 1997 EC Communication to Member States regarding credit insurance policy for short-term export (97/C/281/03).

(2)	Circular 4/1991 of the Bank of Spain provides that 50% of the coverage established for categories 3 and 4 shall be applied towards interbank credits having terms not exceeding three months, provided that the country included within such categories has fulfilled its credit related obligations, without recourse to refinancings or extensions.

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

Back to Contents

Bank of Spain Foreclosed Assets Requirements

The Bank of Spain requires Spanish banks to carry assets acquired on foreclosure at their net value (defined as the lower of (i) the face value of the loan secured (net of any related provision for non-performing asset) and (ii) the appraised market value of the foreclosed asset), reduced by allowances (expressed as a percentage of net value), as follows: if the asset is held between three and four years —25%; between four and five years —50%; more than five years —75%. In any event, net asset value can never exceed the market value of the asset. Bank of Spain regulations allow a release of allowances to the extent that the independently appraised value of the assets acquired upon foreclosure (appraised each year subsequent to the first date on which a provision would be required) exceeds the net value of such assets, but requires that a minimum allowance be maintained at all times equal to 25% of the outstanding principal of the un derlying loan at the time of foreclosure and 100% of the outstanding interest at that time. Provisions made to this allowance are set forth as extraordinary loss in our consolidated financial statements.

Bank of Spain Charge-off Requirements

Spanish GAAP does not permit non-performing assets to be partially charged-off.

The Bank of Spain requires Spanish banks to charge-off immediately those non-performing assets that management believes will never be repaid or that were made to category 6 (“bankrupt”) countries or residents of such category 6 countries. See the above sub-section entitled “Item 4. Information on the Company—B. Business Overview—Bank of Spain Classification Requirements—Country-Risk Outstandings”. Otherwise, the Bank of Spain requires Spanish banks to charge-off non-performing assets three years after they were classified as non-performing. Spanish banks may carry fully secured past-due mortgage loans beyond this three-year deadline for up to six years if there are objective factors that indicate an improved likelihood of recovery. Accordingly, even if allowances have been established equal to 100% of a non-performing asset (in accordance with the Bank of Spain criteria discussed above), the Spanish bank may maintain that non-performing asset, fully provided, on its balance sheet for the full three or six-year period if management believes based on objective factors that there is some possibility of recoverability of that asset. (See Note 27.1 to our consolidated financial statements for differences between Spanish and U.S. GAAP).

Back to Contents

Movements in Allowances for Credit Losses

The following table analyzes movements in our allowances for credit losses and movements, by domicile of customer, for the years indicated. See “Presentation of Information” for further discussion of movements in the allowances for credit losses, see “Item 5. Operating and Financial Review and Prospects—A.Operating Results—Net Provisions for Credit Losses”.

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(in thousands of euros)
Allowance for credit losses at beginning of year
Borrowers in Spain	1,514,250	1,204,464	1,360,253	1,771,321	1,725,606
Borrowers outside Spain	1,749,294	2,625,035	4,290,217	3,811,553	3,438,672

Total	3,263,544	3,829,499	5,650,470	5,582,874	5,164,278

Inclusion of acquired companies’ credit
loss allowances
Borrowers in Spain	607	(13,450)	-	-	-
Borrowers outside Spain	444,418	2,004,393	108	9,034	-

Total	445,025	1,990,943	108	9,034	-

Loans charged-off against income (1)
Borrowers in Spain	(77,567)	(15,145)	(13,258)	(14,921)	(12,729)
Borrowers outside Spain	(19,774)	(39,547)	(40,040)	(117,474)	(91,110)

Total	(97,341)	(54,692)	(53,298)	(132,395)	(103,839)

Recoveries of loans previously charged-off (1)
Borrowers in Spain	237,496	191,278	151,845	141,850	108,722
Borrowers outside Spain	132,229	186,777	341,760	251,804	248,765

Total	369,725	378,055	493,605	393,654	357,487

Net Provisions for credit losses (1)
Borrowers in Spain	267,775	182,221	499,982	318,656	681,234
Borrowers outside Spain	720,295	866,124	1,086,035	1,329,536	814,453

Total	988,070	1,048,345	1,586,017	1,648,192	1,495,687

Charge-offs against credit loss allowance
Borrowers in Spain	(462,953)	(175,375)	(205,498)	(249,757)	(259,366)
Borrowers outside Spain	(758,658)	(1,342,661)	(1,821,549)	(1,223,617)	(811,719)

Total	(1,221,611)	(1,518,036)	(2,027,047)	(1,473,374)	(1,071,085)

Other movements (2)	82,087	(23,644)	(66,981)	(863,707)	(428,132)
Allowance for credit losses at end of year
Borrowers in Spain	1,204,464	1,360,253	1,771,321	1,725,606	1,681,017
Borrowers outside Spain	2,625,035	4,290,217	3,811,553	3,438,672	3,733,379

Total	3,829,499	5,650,470	5,582,874	5,164,278	5,414,396

(1)    We have included separate line items for charge-offs of loans not previously provided for (loans charged-off against income) and recoveries of loans previously charged-off in order to satisfy the SEC’s requirement to show all charge-offs and recoveries in this table. We have increased provisions for credit losses for purposes of this table by the amount of charge-offs of loans not previously provided for and decreased it by the amount of recoveries of loans previously provided for to produce the line item “net provisions” for credit losses in this table. This has also allowed the figures for net provisions for credit losses in this table to match the amounts recorded under “Write-offs and credit loss provisions (net)” in our Consolidated Income Statement.

(2)   The shift in “Other Movements” from 1999, to 2000, to 2001, to 2002 and to 2003 principally reflects foreign exchange differences.

Back to Contents

The table below shows a breakdown of charge-offs against income, recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the years indicated.

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(in thousands of euros)
Loans charged off against income-
Borrowers in Spain:
Commercial, financial, agricultural, industrial	(43,712)	(6,815)	(1,655)	(685)	(2,917)
Real estate-construction	(156)	(6)	(6)	(4)	(3)
Real estate-mortgage	(1,436)	(337)	(347)	(465)	(1,042)
Installment loans to individuals	(10,115)	(6,497)	(222)	(10,927)	(7,763)
Lease finance	(1,064)	(1,472)	(3,409)	(2,491)	(992)
Other	(21,084)	(18)	(7,619)	(349)	(12)

Total Borrowers in Spain	(77,567)	(15,145)	(13,258)	(14,921)	(12,729)
Borrowers outside Spain
Government and official institutions	-	-	-	-	-
Bank and other financial institutions	-	-	-	-	(2,762)
Commercial and industrial	(12,624)	(34,389)	(36,664)	(71,433)	(15,384)
Other	(7,150)	(5,158)	(3,376)	(46,041)	(72,964)

Total borrowers outside Spain	(19,774)	(39,547)	(40,040)	(117,474)	(91,110)

Total	(97,341)	(54,692)	(53,298)	(132,395)	(103,839)

Recoveries of loans previously charged off-
Domestic:
Commercial, financial, agricultural, industrial	118,760	69,501	23,662	58,131	47,069
Real estate-construction	15,308	9,941	2,163	478	425
Real estate-mortgage	46,572	27,184	36,695	24,847	15,164
Installment loans to individuals	46,164	61,970	33,387	38,117	35,389
Lease finance	7,242	4,243	3,884	3,981	1,644
Other	3,450	18,439	52,054	16,296	9,031

Total Borrowers in Spain	237,496	191,278	151,845	141,850	108,722
Borrowers outside Spain
Government and official institutions	-	-	-	-	1,766
Bank and other financial institutions	-	4,061	4,428	3,097	13,485
Commercial and industrial	25,177	103,356	137,396	121,316	109,577
Other	107,052	79,360	199,936	127,391	123,937

Borrowers outside Spain	132,229	186,777	341,760	251,804	248,765

Total	369,725	378,055	493,605	393,654	357,487

Net provisions for credit losses-
Domestic:
Commercial, financial, agricultural, industrial	135,799	96,385	99,362	119,155	318,538
Real estate-construction	6,208	8,600	(481)	1,139	759
Real estate-mortgage	37,233	39,060	4,455	17,632	18,973
Installment loans to individuals	39,817	73,702	113,771	93,545	91,799
Lease finance	13,385	12,104	28,367	19,007	36,267
Other	35,333	(47,630)	254,508	68,178	214,898

Total Borrowers in Spain	267,775	182,221	499,982	318,656	681,234
Borrowers outside Spain
Government and official institutions	418	1,456	(9,628)	(1,966)	(3,350)
Bank and other financial institutions	36,364	20,486	(42,656)	69,459	(19,983)
Commercial and industrial	304,628	422,537	454,555	892,446	434,725
Other	378,885	421,645	683,764	369,597	403,061

Borrowers outside Spain	720,295	866,124	1,086,035	1,329,536	814,453

Total	988,070	1,048,345	1,586,017	1,648,192	1,495,687

Charge offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(30,665)	(77,177)	(34,957)	(112,943)	(154,360)
Real estate-construction	(73)	(187)	(43)	(197)	(811)
Real estate-mortgage	(2,832)	(7,273)	(10,795)	(11,506)	(19,109)
Installment loans to individuals	(14,613)	(37,362)	(32,341)	(61,131)	(59,334)
Lease finance	(365)	(938)	(1,153)	(1,085)	(1,885)
Other	(414,405)	(52,438)	(126,209)	(62,895)	(23,867)

Total Borrowers in Spain	(462,953)	(175,375)	(205,498)	(249,757)	(259,366)
Borrowers outside Spain
Government and official institutions	-	-	-	-	(451)
Bank and other financial institutions	(3,576)	(24,972)	(6,208)	(665)	(196,662)
Commercial and industrial	(92,533)	(421,661)	(747,772)	(384,373)	(288,151)
Other	(662,549)	(896,028)	(1,067,569)	(838,579)	(326,455)

Borrowers outside Spain	(758,658)	(1,342,661)	(1,821,549)	(1,223,617)	(811,719)

Total	(1,221,611)	(1,518,036)	(2,027,047)	(1,473,374)	(1,071,085)

Back to Contents

Non-Performing Assets

The following table shows our non-performing assets, excluding country-risk. We do not keep records classifying assets as non-accrual, past due, restructured or potential problem loans, as those terms are defined by the SEC. But we have estimated the amount of our assets that would have been so classified, to the extent possible, below.

	At December 31,

	1999	2000	2001	2002	2003

	(in thousands of euros except percentages)
Non-performing assets
Past-due and other non-performing
assets: (1)(2)(3)
Domestic	916,970	868,787	1,011,023	1,003,851	931,583
International	2,080,812	3,658,667	2,884,491	2,672,616	2,290,921

Total	2,997,782	4,527,454	3,895,514	3,676,467	3,222,504

Non-performing assets as a
percentage of total loans	2.29%	2.59%	2.17%	2.19%	1.81%
Net loan charge-offs as a percentage
of total loans	0.72%	1.12%	0.88%	0.72%	0.46%

(1)	The figures in this table do not reflect the entire principal amount of loans having payments 90 days or more past due unless the entire principal amount of the loan is classified as non-performing under Bank of Spain regulations as described above under “Bank of Spain Classification Requirements”. We estimate that the entire principal amount of such loans would have been €3,519.5 million, €5,228.2 million, €4,150.6 million, €4,486.0 million and €3,823.4 million at December 31, 1999, 2000, 2001, 2002 and 2003.

(2)	We estimate that at December 31, 1999, 2000, 2001, 2002 and 2003, (i) the total amount of our non-performing past-due assets was €1,804.8 million, €3,110.8 million, €2,737.3 million, €2,208.8 million and €2,327.3 million, respectively, and (ii) the total amount of our other non-performing assets was €1,193.0 million, €1,416.6 million, €1,158.2 million, €1,467.6 million and €895.2 million, respectively.

(3)	We estimate that the total amount of our non-performing assets fully provisioned under Spanish GAAP and which under U.S. GAAP would have been charged-off from the balance sheet was €341.8 million at December 31, 2003.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about possible credit risk at December 31, 2003 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.

Evolution of Non-Performing Assets

The following table shows the movement in our non-performing assets (excluding country-risk, see “Country-Risk Outstandings”) from December 31, 2001 until December 31, 2003.

	Year ended December 31,		Quarter ended

	Dec-01	Dec-02	Mar 03	Jun 03	Sep 03	Dec 03

	(in thousands of euros)

Opening balance	4,527,454	3,895,514	3,676,467	3,518,525	3,394,176	3,461,359
Net additions	1,438,866	1,356,366	353,144	95,222	200,936	71,198
Write-offs	(2,070,806)	(1,575,413)	(511,086)	(219,571)	(133,753)	(310,053)

Closing balance	3,895,514	3,676,467	3,518,525	3,394,176	3,461,359	3,222,504

Back to Contents

Non-Performing Asset Ratios

The following table shows the ratio of our non-performing assets to total computable credit risk and our coverage ratio at December 31, 2001, 2002 and 2003.

	Year Ended December 31,

	2001	2002	2003

	(in thousands of euros except percentages)
Computable credit risk (1)	209,289,435	194,917,391	207,979,474
Non-performing assets
Mortgage loans	405,671	361,076	510,265
Other	3,489,843	3,315,391	2,712,239

Total non performing assets (2)	3,895,514	3,676,467	3,222,504

Allowances for non-performing assets (2)	5,583,018	5,144,855	5,323,127
Ratios
Non-performing assets to computable credit risk	1.86%	1.89%	1.55%
Coverage ratio (3)	143.32%	139.94%	165.19%

(1)	Computable credit risk is the sum of the face amounts of loans and credits, guarantees and documentary credits (including non-performing assets and excluding country-risk).
(2)	Including allowances for credit losses and allowances for off-balance sheet credit-risk and excluding country-risk.
(3)	Allowances for non-performing assets as a percentage of non-performing assets.

Country-Risk Outstandings

The following table sets forth our country-risk outstandings with third parties for the years shown.

	Year ended December 31,

	2001	2002	2003

	(in millions of euros)
Risk (gross)	1,216.3	409.5	497.0
Allowances	(323.2)	(337.5)	(406.0)

Risk (net)	893.1	72.0	91.0

Other Non-Accruing Assets

As described above under “Item 4. Information on the Company—B. Business Overview—Bank of Spain Classification Requirements—Non-Performing Assets” and “Country-Risk Outstandings”, we do not classify our loans to borrowers in countries with transitory difficulties (category 3) and doubtful countries (category 4) as non-performing. However, as described above under “Item 4. Information on the Company — B. Business Overview —Bank of Spain Allowances for Credit Losses and Country-Risk Requirements—Allowances for Country-Risk” and “Bank of Spain Non-Accrual of Interest Requirements”, the Bank of Spain requires us to account for such loans on a cash basis (non-accruing) and to set aside certain allowances for such loans. We treat category 5 (very doubtful) country-risk outstandings as both non-accruing and non-performing. Total other non-accruing assets at December 31, 1999, 2000, 2001, 2002 and 2003 were, €1,331.8 million, €1,313.7 million, €1,172.2 million, €259.5 million and €249.7 million, respectively.

Summary of non-accrual assets

	Year ended December 31,

	1999	2000	2001	2002	2003

	(in millions of euros)
Assets classified as non-performing assets	2,997.8	4,527.5	3,895.5	3,676.5	3,222.5
Remaining balances of loans partially classified
as non-performing	521.7	700.7	255.1	809.5	600.9
Other assets on non-accrual status due to country risk	1,331.8	1,313.7	1,172.2	259.5	249.7

Total non-accrual assets	4,851.3	6,541.9	5,322.8	4,745.5	4,073.1

Back to Contents

We do not have any loans past-due 90 days or more that are accruing interest, in accordance with Bank of Spain’s requirements.

As of December 31, 2003 and 2002, the amounts of “restructured loans”, none of which were classified as non-performing, were €147.6 million and €61.4 million, respectively.

Foreclosed Assets

The table below sets forth movements in our foreclosed assets for the periods shown.

Movement of foreclosed assets

	Year ended Dec 31,		Quarterly movements				Total Year

	Dec-01	Dec-02	Mar-03	Jun-03	Sep-03	Dec-03	Dec-03

	(in thousands of euros, except percentages)
Opening balance	1,127,866	998,876	679,543	678,363	644,849	604,792	679,543
Foreclosures	338,370	174,720	63,918	67,098	54,152	71,811	256,979
Sales and other movements	(467,360)	(494,053)	(65,098)	(100,612)	(94,209)	(123,338)	(383,257)
Gross foreclosed assets	998,876	679,543	678,363	644,849	604,792	553,265	553,265
Allowances established	563,455	395,406	396,064	370,163	352,870	316,164	316,164
Allowance as a percentage of
foreclosed assets	56.41%	58.19%	58.39%	57.40%	58.35%	57.15%	57.15%
Closing balance (net)	435,421	284,137	282,299	274,686	251,922	237,101	237,101

Liabilities

Deposits

The principal components of our deposits are customer demand, savings and time deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, savings and time deposits. For an analysis, by domicile of customer, of average domestic and international deposits by type for 2001, 2002 and 2003, see “Average Balance Sheets and Interest Rates—Liabilities and Interest Expense”.

We compete actively with other commercial banks and with savings banks for domestic demand and savings deposits. Our share of customer deposits in the Spanish banking system (including Cajas de Ahorros) was 16.1% at December 31, 2003, according to figures published by the Spanish Banking Association (AEB) and the Confederación Española de Cajas de Ahorros (“CECA”). See “Item 4. Information on the Company—B. Business Overview—Competition”.

The following tables analyze our year-end deposits.

Deposits (Due to Credit institutions and Customer deposits) by type of deposits

	December 31,

	2001	2002	2003

Due to credit institutions-	(in thousands of euros)
Demand deposits	2,825,688	3,949,531	1,760,401
Other-
Securities sold under agreements to resell	19,260,455	18,113,588	43,404,015
Time deposits	31,843,646	28,757,600	30,415,896

Total to credit institutions	53,929,789	50,820,719	75,580,312

Customer deposits-
Saving deposits
Demand	75,481,038	67,644,766	76,613,017
Time	52,759,866	52,286,346	46,973,305
Other
Demand	1,137,361	408,544	309,402
Securities sold under agreement to repurchase	38,591,498	37,352,574	26,587,985
Other	13,557,529	10,123,526	8,851,863

Total to customers	181,527,292	167,815,756	159,335,572

Total deposits	235,457,081	218,636,475	234,915,884

Back to Contents

Deposits (Due to credit institutions and Customer deposits) by location of office

	December 31,

	2001	2002	2003

Due to credit institutions	(in thousands of euros)
Offices in Spain	26,027,351	27,449,380	55,918,657
Offices outside Spain:
Other EU countries	8,617,011	9,018,133	7,140,474
United States	5,070,799	4,700,903	3,660,371
Other OECD countries (1)	6,335	8,474	14,913
Central and South America (1)	13,929,976	9,261,477	8,572,270
Other	278,317	382,352	273,627

Total offices outside Spain	27,902,438	23,371,339	19,661,655

Total	53,929,789	50,820,719	75,580,312

Customer deposits
Offices in Spain	92,810,916	96,602,048	91,799,908
Offices outside Spain:
Other EU countries	23,756,199	23,990,299	25,040,806
United States	8,306,588	7,530,507	6,342,920
Other OECD countries (1)	437,783	353,469	255,490
Central and South America (1)	55,181,626	37,915,080	34,618,654
Other	1,034,180	1,424,353	1,277,794

Total offices outside Spain	88,716,376	71,213,708	67,535,664

Total	181,527,292	167,815,756	159,335,572

Total deposits	235,457,081	218,636,475	234,915,884

(1)	In this schedule Mexico is classified under “Central and South America”.

The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of $100,000 or more for the year ended December 31, 2003. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

		December 31, 2003

	Domestic	International	Total

	(in thousands of euros)
Under 3 months	5,972,114	10,676,235	16,648,349
3 to 6 months	1,855,010	2,432,598	4,287,608
6 to 12 months	1,337,099	1,487,719	2,824,818
Over 12 months	6,034,278	4,302,682	10,336,960

Total	15,198,501	18,899,234	34,097,735

The aggregate amount of deposits held by non-resident depositors (banks and customers) in our domestic branch network was €20.0 million, €19.7 million and €31.9 million at December 31, 2001, 2002 and 2003, respectively.

Back to Contents

Short-term Borrowings

The following table analyzes our short-term borrowings as of December 31, 2001, 2002 and 2003.

	December 31,

	2001		2002		2003

		Avg.		Avg.		Avg.
	Amount	Rate	Amount	Rate	Amount	Rate

	(in thousands of euros, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury notes and bills):
At December 31	57,851,953	4.32%	55,466,162	4.37%	69,992,000	2.85%
Average during year	51,377,715	7.26%	53,758,288	4.68%	64,299,341	3.13%
Maximum month-end
balance	57,851,953	-	59,845,176	-	72,291,382	-
Other short-term borrowings:
At December 31	28,359,117	4.25%	10,796,940	2.11%	15,602,313	1.78%
Average during year	25,901,630	3.56%	17,049,689	2.46%	13,758,824	2.04%
Maximum month-end
balance	28,359,117	-	28,359,117	-	15,745,228	-
Total short-term borrowings at year-end	86,211,069	4.30%	66,263,102	4.00%	85,594,313	2,66%

Competition

We face strong competition in all of our principal areas of operation from other banks, savings banks, credit cooperatives, brokerage houses, insurance companies and other financial services firms.

Banks

Two Spanish banking groups dominate the retail banking sector in Spain. These two groups are headed by Banco Bilbao Vizcaya Argentaria, S.A. and Banco Santander Central Hispano, S.A.

At the end of December 2003, these two Spanish banking groups accounted for approximately 62.7% of loans and 65.4% of deposits of all Spanish banks, which in turn represented 31.9% of loans and 30.6% of deposits of the financial system, according to figures published by the Spanish Banking Association (AEB) and the Confederación Española de Cajas de Ahorro (“CECA”). These banking groups also hold significant investments in the Spanish industry.

Foreign banks also have a presence in the Spanish banking system as a result of liberalization measures adopted by the Bank of Spain since 1978. At December 31, 2003, there were 57 foreign banks (of which 49 were from European Union countries) with branches in Spain. In addition, there were 24 Spanish subsidiary banks of foreign banks (of which 16 were from European Union countries).

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

The opening of a branch of any financial institution authorized in another member state of the European Union does not need prior authorization or specific allocation of resources. The opening is subject to the reception by the Bank of Spain of a notice from the institution's home country supervisory authority containing, at least, the following information:

•	Program of activities detailing the transactions to be made and the corporate structure of the branch.

•	Address in Spain of the branch.

•	Name and curriculum vitae of the branch's managers.

Back to Contents

•	Stockholders’ equity and liquidity ratio of the financial institution and its consolidated group.

•	Detailed information about any deposit guarantee scheme that assures the protection of the branch's depositors.

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

The opening of branches outside Spain requires the prior application to the Bank of Spain attaching information about the State where the branch will be located, the address, program of activities and names of the branch's managers. The opening of representative offices requires prior notice to the Bank of Spain detailing the activities to perform.

In addition, we face strong competition outside Spain, particularly in Argentina, Brazil, Chile, Mexico and Portugal.

Savings Banks

Spanish savings banks (“Cajas de Ahorros”) are mutual organizations which engage in the same activities as banks, but primarily take deposits and make loans, principally to individual customers and small to medium-sized companies. The savings banks are influenced by regional and local governments. The Spanish savings banks provide strong competition for the demand and savings deposits which form an important part of our deposit base. Spanish savings banks, which traditionally were regional institutions, are permitted to open branches and offices throughout Spain. In the last few years, mergers among savings banks increased. The Spanish savings banks’ share of domestic deposits and loans were 55.9% and 48.5%, respectively, at December 31, 2002 and 58.0% and 49.5%, respective ly, at December 31, 2003.

Credit Co-operatives

Credit co-operatives are active principally in rural areas. They provide savings and loan services including financing of agricultural machinery and supplies.

Brokerage Services

We face competition in our brokerage activities in Spain from brokerage houses of other financial institutions.

Spanish law provides that any investment services company authorized to operate in another member state of the European Union may conduct business in Spain from an office outside Spain, once the Securities National Commission (Comision Nacional del Mercado de Valores – CNMV) receives notice from the institution’s home country supervisory authority about the institution’s proposed activities in Spain.

Back to Contents

However, Spanish law provides that credit entities have access, as members, to the Spanish stock exchanges, in accordance with the provisions established by the Investment Services Directive.

We also face strong competition in our mutual funds, pension funds and insurance activities from other banks, savings banks, insurance companies and other financial services firms.

Supervision and Regulation

Bank of Spain and the European Central Bank

The Bank of Spain, which operates as Spain’s autonomous central bank, supervises all Spanish financial institutions, including us. Until January 1, 1999, the Bank of Spain was also the entity responsible for implementing Spanish monetary policy. As of that date, the start of Stage III of the European Monetary Union, the European System of Central Banks and the European Central Bank became jointly responsible for Spain’s monetary policy. The European System of Central Banks consists of the national central banks of the fifteen member states belonging to the European Union and the European Central Bank. The “Eurosystem” is the term used to refer to the European Central Bank and the national central banks of the member states which have adopted the euro. The European Central Bank is responsible for the monetary policy of the European Union. The Bank of Spain, as a member of the European System of Central Banks, takes part in t he development of the European System of Central Banks’ powers including the design of the European Union’s monetary policy.

The European System of Central Banks is made up of three decision-making bodies:

•	the Governing Council, comprised of the members of the Executive Board of the European Central Bank and the governors of the national central banks of the Member States which have adopted the euro;

•	the Executive Board, comprised of the President, Vice-President and four other members; and

•	the General Council of the European Central Bank, comprised of the President and Vice-President of the European Central Bank and the governors of the national central banks.

The Governing Council is the body in charge of formulating monetary policy and adopting the guidelines and decisions necessary to perform the Eurosystem’s tasks. The Executive Board is the body in charge of implementing the monetary policy laid out by the Governing Council and providing the instructions necessary to carry out monetary policy to the national central banks.

The European Central Bank has delegated the authority to issue the euro to the central banks of each country participating in Stage III. These central banks will also be in charge of executing the European Union’s monetary policy in their respective countries. The countries that do not take part in Stage III will have a seat in the European System of Central Banks, but will not have a say in the monetary policy or instructions laid out by the governing council to the national central banks.

Notwithstanding the European Monetary Union, the Bank of Spain continues to be responsible for:

•	maintaining, administering and managing the foreign exchange and precious metal reserves;

•	promoting the stability and performance of the financial payment systems;

•	rendering treasury services to the Spanish Treasury and to the regional governments, although the granting of loans or overdrafts in favor of the State, the regional governments or other bodies referred to in Section 104 of the European Union Treaty, is generally prohibited;

•	rendering services related to public debt to the State and regional governments; and

•	advising the government and drawing up statistics and reports on matters related to the Bank of Spain’s areas of responsibility.

The Bank of Spain has the following supervisory powers over Spanish banks, subject to rules and regulations issued by the Ministry of Economy:

Back to Contents

•	to conduct periodic inspections of Spanish banks to test compliance with current regulations concerning, among other matters, preparation of financial statements, account structure, credit policies and provisions and capital adequacy;

•	to advise a bank’s board of directors and management when its dividend policy is deemed inconsistent with the bank’s financial results;

•	to undertake extraordinary inspections of banks concerning any matters relating to their banking activities; and

•	to participate with other authorities in appropriate cases in the imposition of penalties to banks for infringement or violation of applicable regulations.

Liquidity Ratio

European Central Bank regulations that came into force on January 1, 1999, require credit institutions in each member state that participates in the European Monetary Union, like us, to place a specific percentage of their “Qualifying Liabilities” with their respective central banks in the form of interest bearing deposits as specified below (the “Liquidity Ratio”).

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

The Spanish capital adequacy requirements distinguish between “core” and “complementary” capital and require certain ratios of core and total capital to risk-weighted assets. Core capital generally includes voting equity, certain non-voting equity, most reserves and generic credit allowances less participations in other financial institutions exceeding certain thresholds, treasury stock and financing for the acquisition (by persons other than the issuer’s employees) of the issuer’s shares. Complementary capital generally includes certain non-voting equity, revaluation and similar reserves, subordinated debt and perpetual debt.

The computation of both core and complementary capital is subject to provisions limiting the type of stockholding and the level of control which these stockholdings grant to a banking group. The level of non-perpetual subordinated debt taken into account for the calculation of complementary capital may not exceed 50% of core capital, the level of preferred securities may not exceed 30% of core capital and the total amount of complementary capital admissible for computing total capital may not exceed the total amount of core capital.

Back to Contents

The consolidated total of core and complementary capital of a banking group calculated in the manner described above may not be less than 8% of the group’s risk-weighted assets net of specified provisions and amortizations. The calculation of total risk-weighted assets applies minimum multipliers of 0%, 20%, 50% and 100% to the group’s assets.

•	The following loans receive a 0% weighting:

	•	loans to the Spanish Government and the Bank of Spain, the Organization for Economic Cooperation and Development and European Union countries’ governments or central banks;
	•	loans to governments or central banks of countries that have entered into certain special loan agreements with the International Monetary Fund (provided such countries had not renegotiated their external debt within the five years preceding the loan);
	•	credits against the European Union;
	•	credits against Spanish autonomous governmental bodies, the Spanish social security fund and certain Spanish governmental public entities, or credits expressly guaranteed by certain entities mentioned above;
	•	certain securitized debt related to the Spanish nuclear moratorium;
	•	debt securities of Spanish autonomous communities (provided such securities have been approved by the Spanish government); and
	•	credits given in the creditors’ local currency against, or guaranteed by, certain governments or central banks of such other countries not mentioned above.

•	Loans to Spanish autonomous communities and local councils, to the European Union, to the Organization for Economic Cooperation and Development regional and local governments, to banks, savings banks and brokerage firms and to the European Investment Bank and multilateral development banks receive at least a 20% weighting.

•	Residential mortgage loans receive at least a 50% weighting.

•	All other loans are weighted at 100%; however, such weighting may be lower if the loan is guaranteed or secured. Off-balance-sheet assets are also included in the calculation of risk-weighted assets.

•	10% weighting is requested to mortgage securities and territorial bonds issued by credit institutions and to fixed income securities issued by credit institutions authorized in the European Union to which their home country supervisory authorities apply a 10% weighting.

Spanish regulations provide that, if certain requirements are met, Spanish banks may include the net credit exposure arising from certain interest rate -and foreign exchange- related derivative contracts (rather than the entire notional amount of such contracts) in their total risk-adjusted assets for purposes of calculating their capital adequacy ratios.

At December 31, 2003, our total capital was €23,220.7 million, which reflected a 32.8% (€5.7 billion) excess of stockholders’ equity over the applicable capital and reserve requirements. Expressed as a percentage of risk-weighted assets, our total total capital ratio was 10.63%. Our Spanish subsidiary banks were, at December 31, 2003, each in compliance with these capital adequacy requirements, and all our foreign subsidiary banks were in compliance with their local regulation.

Banks or consolidated banking groups should communicate immediately to the Bank of Spain if they fail to satisfy minimum capital requirements, and within the next month should present a plan to recover the solvency. This plan could be modified by the Bank of Spain. While the deficit persists, the payment of dividends by any of the entities of the banking group must be approved by Bank of Spain, and will be limited to a maximum of 50% of net attributable income. Payment of dividends could be forbidden if the deficit of capital is greater than 20% of minimum capital requirements. See “Item 4. Information on the Company-B. Business Overview-Restrictions on Dividends”.

The Basel Committee on Banking Regulations and Supervisory Practices, which includes the supervisory authorities of twelve major industrial countries, has adopted an international framework (the “Basel Accord”) for capital measurement and capital standards of banking institutions. The framework provides:

•	definitions for “Tier 1” capital and “Tier 2” capital;

•	a system for weighting assets and off-balance sheet items according to credit risk; and

Back to Contents

•   a requirement that banks engaged in international operations maintain Tier 1 capital of at least 4% of risk-weighted assets and “total” capital (Tier 1 capital plus up to an equal amount of Tier 2 capital) of at least 8% of risk-weighted assets.

As described above, the capital adequacy of Spanish banks is regulated by European Union directives applicable to the Spanish banking system as well as to the banking systems of other European Union member states. Certain European Union member states are parties to the Basel Accord. Spain joined the Accord on February 1, 2001. Each national authority which is a party to the Basel Accord has implemented the Accord in a significantly different fashion. The capital requirements imposed by the Basel Accord are in many respects similar to those imposed by European Union directives, Spanish law and the Bank of Spain. Based purely on the capital framework itself, and making assumptions that we consider appropriate (but without including in Tier 2 capital any revaluation reserves), we estimate that, at December 31, 2003, we had (1) a total capital to risk-weighted assets ratio of 12.43%, and (2) a Tier 1 capital to risk-weighted assets ratio of 8.26%.

In April 2003, the Basel committee on Banking Supervision released the third Consultative Package of the New Basel Capital Accord which will replace the 1988 Accord. This Accord regulates the capital requirements for financial institutions. The final version is expected to be published in 2004 and to be implemented in 2006.

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

Allowances For Credit Losses And Country-Risk

For a discussion of Bank of Spain regulations relating to allowances for credit losses and country-risk, see “Item 4. Information on the Company—B.Business Overview—Selected Statistical Information—Classified Assets—Bank of Spain Classification Requirements—Non-Performing Assets” and “Country-risk Outstandings”.

Employee Pension Plans

The Bank of Spain requires Spanish banks’ pension funds to be fully funded. At December 31, 2003, our pension plans were all fully funded according to Bank of Spain requirements. See Note 2(j) to our consolidated financial statements.

Restrictions on Dividends

We may only pay dividends (including interim dividends) if such payment is in compliance with the Bank of Spain’s minimum capital requirement (described under “Item 4. Information on the Company—B. Business Overview —Capital Adequacy Requirements”) and other requirements or, as described below, under certain circumstances when we have capital that is 20% or less below the Bank of Spain’s minimum capital requirements.

If a banking group meets this capital requirement, it may dedicate all of its net profits to the payment of dividends, although in practice Spanish banks nomally consult with the Bank of Spain before declaring a dividend. Even if a banking group meets the capital requirement as a group, any consolidated Spanish credit entity that is a subsidiary that does not meet the capital requirement on its own will be subject to the limitations on dividends described below. If a banking group or any Spanish credit entity subsidiary of the group has capital that is 20% or less below the Bank of Spain’s minimum capital requirement, it must devote an amount of net profits (at least 50%) determined by the Bank of Spain to reserves, and dividends may be paid out of the remainder only with the prior approval of the Bank of Spain. If the capital is 20% or more below the minimum requirement, it may not pay any dividends and must allocate all profits to reserves. In the case of a banking group failing to meet the capital

Back to Contents

requirement, however, consolidated subsidiaries in the group may pay dividends without restriction, so long as they are at least 90% owned by group companies and, if they are credit entities, independently comply with the capital requirement.

If a bank has no net profits, its board of directors may propose at the general meeting of shareholders that a dividend be declared out of retained earnings. However, once the board of directors has proposed the dividend to be paid, it must submit the proposal to the Minister of Economy who, in consultation with the Bank of Spain, may in his discretion authorize or reject the proposal of the board.

Compliance with such requirements notwithstanding, the Bank of Spain is empowered to advise a bank against the payment of dividends on security and soundness grounds. If such advice is not followed, the Bank of Spain may require that notice of such advice be included in the bank’s annual report registered before the Mercantile Register. In no event may dividends be paid from certain legal reserves.

Interim dividends of any given year may not exceed the net profits for the period from the closing of the previous fiscal year to the date on which interim dividends are declared. In addition, the Bank of Spain recommends that interim dividends not exceed an amount equal to one-half of all net income from the beginning of the corresponding fiscal year. Although banks are not legally required to seek prior approval from the Bank of Spain before declaring interim dividends, the Bank of Spain has asked that banks consult with it on a voluntary basis before declaring interim dividends.

Limitations On Types Of Business

Spanish banks generally are not subject to any prohibitions on the types of businesses that they may conduct, although they are subject to certain limitations on the types of businesses they may conduct directly.

The activities that the credit institutions authorized in another member state of the European Union may conduct and which benefit from the mutual recognition within the European Union are detailed in article 52 of Law 26/1988 (July 29, 1988).

Deposit Guarantee Fund

The Deposit Guarantee Fund on Credit Institutions (“Fondo de Garantía de Depósitos”, or the “FGD”), which operates under the guidance of the Bank of Spain, guarantees: (i) bank deposits up to €20,000 per depositor; and (ii) securities and financial instruments which have been relied to a credit institution for its deposit, register or for such other service, up to €20,000 per investor. Pursuant to regulations affecting the FGD, the FGD may purchase non-performing loans or may acquire, recapitalize and sell banks which experience difficulties.

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

At December 31, 2003, we and our other domestic bank subsidiaries were members of the FGD and thus obligated to make annual contributions to it.

Recent Legislation

Law 44/2002 (November 22, 2002) on reform measures of the financial system, amended, among others, the Credit Entities Discipline and Intermediation Law, the Private Insurance law and the Securities Market Law. See “Item 9. The Offer and Listing – C. Markets – Spanish Securities Market – Securities Market Legislation”.

On July 4, 2003, Law 19/2003 was approved. This law is an update to Spanish exchange control and money laundering prevention provisions. See “Item 10. Additional Information – D. Exchange Controls – Restrictions on Foreign Investments”. This law also introduces an additional rule, Law 13/1985, which contains requirements for the issuance of preferred securities.

Back to Contents

On July 9, 2003, Law 22/2003 was approved, which implements certain reforms to the insolvency process, compiling all the material and formal aspects of the insolvency process into a single legal instrument.

Law 26/2003 (July 17, 2003) amended the Securities Market Law 24/1988 and the Corporations Law in order to reinforce the transparency of listed companies. See “Item 9. The Offer and Listing – C. Markets – Spanish Securities Market – Securities Market Legislation”.

Law 58/2003 (December 17, 2003), the General Tax Law, will become effective on July 1, 2004 and will supercede existing laws regulating this matter.

Royal Decree Law 3/2004, compiled all the existing legislation regarding personal income tax into a single law and abolished existing law on the subject, including Law 40/1998 which was the primary source of regulation.

Royal Decree Law 4/2004, compiled all the existing legislation regarding corporate income tax into a single law and abolished existing law on the subject, including Law 43/1995 which was the primary source of regulation.

Royal Decree Law 5/2004, compiled all the existing legislation regarding taxation of non-resident individuals and entities into a single law and abolished existing law on the subject, including Law 41/1998 which was the primary source of regulation.

Also, please see our discussion of the New Basel Capital Accord (which we anticipate will be implemented in 2006) above under “Capital Adequacy Requirements”.

United States Regulation

By virtue of the operation of our branches in New York City and our agency in Miami, as well as our ownership of banks in New York and Puerto Rico, we are subject to the U.S. Bank Holding Company Act of 1956, as amended, and the U.S. International Banking Act of 1978, as amended. These statutes impose limitations on the types of business conducted by us in the United States and on the location and expansion of our banking business in the United States. We are subject to supervision and regulation by the Board of Governors of the Federal Reserve System.

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

The European Monetary Union has had a significant effect upon foreign exchange and bond markets and has involved modification of the internal operations and systems of banks and of inter-bank payments systems. Since January 1, 1999, the start of Stage III, see “Item 4. Information on the Company—B. Business Overview —Supervision and Regulation—Bank of Spain and the European Central Bank,” Spanish monetary policy has been affected in several ways. The euro became the national currency of the eleven initial participating countries and the exchange rates between the currencies of the eleven initial countries were fixed to the euro. Additionally, the European System of Central Banks became the entity in charge of the European Union’s monetary policy. On January 1, 2001, Greece also adopted the Euro as its national currency.

C. Organizational structure.

Banco Santander Central Hispano, S.A., the Bank, is the parent company of the Group which was comprised at December 31, 2003 of 335 companies that consolidate by the global integration method and 163 companies that are accounted for by the equity method.

See Exhibits I, II and III to our consolidated financial statements included in this Form 20-F, for details on our consolidated and non-consolidated companies.

Back to Contents

D. Property, plant and equipment.

During 2003 we and our bank subsidiaries either leased or owned premises in Spain and abroad, which at December 31, 2003 included 4,369 branch offices in Spain and 4,830 abroad. See Note 13 to our consolidated financial statements.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Our primary financial statements are prepared following Spanish GAAP. Notes 1 and 2 to our Consolidated Financial Statements contain a summary of our significant accounting policies. Certain of these policies require management to make difficult, complex or subjective judgments. Following our accounting procedures, these judgments are submitted to our Audit and Compliance Committee and/or to our regulatory authorities and are always disclosed in the notes to our financial statements.

Management’s ability to make subjective decisions is more limited under Spanish GAAP than under U.S. GAAP. For example, U.S. GAAP requires financial instruments to be valued at fair value, which requires some subjective decisions to be made when there is not a readily available market for such instruments, while under Spanish GAAP such instruments are valued at cost which can be determined objectively. See Note 27.1 to our Consolidated Financial Statements for a summary of significant valuation and income recognition differences under Spanish and U.S. GAAP.

We believe that of our significant accounting policies, the following may involve a high degree of judgment:

Allowances for credit losses

Spanish GAAP requires the level of the allowance for credit losses to be determined in part on the basis of specific rules rather than the subjective judgment involved under the U.S. GAAP impairment process. Nevertheless, in addition to the minimum requirements established by the Bank of Spain, additional allowances are provisioned when management estimates probable losses with respect to specific exposures.

Amortization of goodwill

We amortize goodwill on a straight-line basis over the period in which we estimate the investment would be recovered (maximum 20 years). Nevertheless, if management estimates that the investment may not be recovered during the foreseen period, goodwill is amortized on an accelerated basis, recognizing an impairment loss in the year. In 2001, 2002 and 2003, goodwill from our investment in Banespa of €1,230.6 million, €400.6 million and €1,703.8 million, respectively, was amortized on an accelerated basis. Also, in 2002, goodwill from our investment in Banco Santander Colombia of €240.0 million was partially amortized on an accelerated basis and in 2003, goodwill of €775.7 million with respect to our operations in Argentina was fully written off with a charge to the allowances recorded in prior years. These decisions were coordinated with our regulatory authorities. (See Note 12 to our Consolidated Financial Statements).

Significant equity investments

These investments are accounted for by the equity method if the holdings are greater than 20% of voting rights (3% of voting rights if it is a listed entity), and if management considers that there is a lasting relationship and they are intended to contribute to the Group’s business activities and over which the Group exercises significant influence. Otherwise, they are accounted for at the lower of cost or market. For this reason the Group always discloses its intentions with respect to each significant equity holding, designating them as “financial” or “permanent”.

As of December 31, 2003, we have decided not to consider as “permanent” some of our equity holdings, among others, those of San Paolo-IMI and Commerzbank.

A. Operating results.

We have based the following discussion on our consolidated financial statements. You should read it along with these financial statements, and it is qualified in its entirety by reference to them. We prepare our financial statements according to Spanish GAAP. We have identified the significant differences between Spanish GAAP and U.S. GAAP in note 27 to our consolidated financial statements included in this report on Form 20-F. Note 27 also includes

Back to Contents

reconciliations to U.S. GAAP of net income and stockholders’ equity as reported in the consolidated financial statements. Note 27.5 (J) to our consolidated financial statements includes financial information for our main business segments.

In a number of places in this report, in order to analyze changes in our business from period to period, we have isolated the effects of foreign exchange rates on our results of operations and financial condition. In particular, we have isolated the effects of depreciation of local currencies against the euro because we believe that doing so is useful to understand the evolution of our business. For these purposes, we calculate the effect of movements in the exchange rates by multiplying the previous period balances in local currencies by the difference between the exchange rate to the euro of the current and the previous period.

General

We believe that the following factors had a significant impact on our results of operations and financial condition as of and for the year ended December 31, 2003.

First, the global economy experienced modest growth during 2003, primarily due to the recoveries in the economies of the U.S. and certain emerging Asian countries. This modest growth was not enhanced by Euro zone economies, which overall grew by only 0.5% in 2003, as a result of their rigid fiscal policies, the negative effect of a strong euro on exports and the slow adjustment in the fixed costs of non-financial companies. After a sluggish start to the year, the Latin American economy grew by 1.5% during 2003, due to greater budgetary discipline, lower interest rates and a higher volume of lending in the region. The Spanish economy, spurred by strong domestic demand, low interest rates and tax cuts experienced a 2.4% growth in GDP in 2003. Also noteworthy in Spain were the continued low levels of nonperforming loans and the strong pace of growth in lending.

Second, as in 2002, Argentina’s contribution to net income of the Group in the year 2003 was zero given that the positive or negative results of our Argentina subsidiaries are offset by an increase or decrease in the same amount of the specific allowance relating to the Bank’s investments in such subsidiaries. See Note 1 of the Consolidated Financial Statements.

The changes in Argentina’s financial system, its lack of regulatory definition, the provisionality of the financial data and the devaluation of the Argentine peso, among other circumstances, are of such importance that some of the items presented in this section exclude Argentina in order to provide a more meaningful comparison of 2002 vs. 2001.

Third, the dollar’s fall against euro and the depreciation of certain Latin American currencies against the euro significantly impact comparisons between 2002 and 2003. Currency depreciation affected earnings (converted at average exchange rates) more than balances (converted at period-end rates). The impact of the depreciation of average exchange rates was -15 percentage points between 2002 and 2003, while the impact of the depreciation of year-end rates was -2.7 percentage points in lending and -4.5 in customer funds.

The largest depreciations of average exchange rates were those of the Brazilian real (from 2.64 to 3.46 per euro, a 31.1% change), the Mexican peso (from 9.06 to 12.18 per euro, a 41.3% change) and the Venezuelan bolivar (from 1,026 to 1,814 per euro, a 76.8% change). Venezuela, furthermore, imposed exchange controls in February 2003, establishing the exchange rate at 1,598 bolivars per US dollar where it remained throughout the year.

The pace of the depreciation of Latin American currencies as a whole slowed during 2003. There was an average weighted depreciation of the currencies of 11% against the euro between December 31, 2002 and December 31, 2003. This depreciation was significantly lower than that of average exchange rates.

Fourth, during 2002 and 2003, we made the following investments and divestments in an attempt to maximize our return of capital: we acquired an additional 34.5% interest in Banco Santiago on April 17, 2002; we sold our retail banking business in Peru in the fourth quarter of 2002 and sold 24.9% of Grupo Santander Serfin to Bank of America on February 28, 2003.

In this environment, our strategy has been to control costs and increase income by targeting customer business (particularaly retail banking). The result of this strategy was a notable improvement in income and gains in profitability, efficiency, credit quality ratios and solvency.

Back to Contents

Results of Operations

Summary

Net attributable income as reported in our consolidated financial statements for the year ended December 31, 2003 was €2,610.8 million, an increase of 16.2% from €2,247.2 million in 2002 which was a decrease of 9.6% from €2,486.3 million in 2001. The 2003 increase reflected mainly decreases in net interest income and net fees and commissions and increases in net gains on financial transactions, net income from companies accounted for by the equity method and net extraordinary results, all of which were partially offset by decreases in operating expenses and net provisions and increases in goodwill amortization.

Net Interest Income

Net interest income was €7,958.3 million in 2003, a 15.0% or €1,400.3 million decrease from €9,358.7 million in 2002, which was an 8.8% or €898.1 million decrease from €10,256.8 million in 2001. Excluding dividends from companies accounted for by the equity method, net interest income was €7,648.8 million in 2003, a 15.1% or €1,356.8 decrease from €9,005.6 million in 2002, which was an 8.4% or €827.5 million decrease from €9,833.1 million in 2001.

2003 Compared to 2002

Net interest income comparison with 2002 is still greatly affected by the performance of exchange rates. Eliminating the impact of exchange rates (€1,284.3 million), net interest income only declined 1.2%. Another negative factor was the decrease in interest rates in Europe and Latin America. These negative factors were partly offset by the greater volume of business in Spain and by the steps taken by the Group’s different units to defend customer spreads. The overall decline in net interest income in 2003 mainly reflected a decrease in the average balance of earning assets as well as a decline in overall yield spreads.

Average total earning assets were €298,840.8 million for the year ended December 31, 2003, an 0.7% or €1,976.1 million decrease from €300,816.9 million for the same period in 2002. This decrease was mainly due to a decrease of €23,321.9 million in the average balances of our international total earning assets (mainly because of the effect of the weakening of nearly all the Latin American currencies against the euro, and particularly the effect of this on our international loans and credits portfolio), partially offset by an increase of €21,345.9 million in the average balance of our domestic total earning assets (mainly due to an increase of €10,640.1 million and €6,663.3 million in the average balances of our domestic loans and credits portfolio and debt securities portfolio, respectively). Our loans and credits balance grew in Spain because of increased secured loans (mainly mortgage lending) resulting i n part from continuing low and declining domestic interest rates.

The decrease in net interest income also resulted from the decline in overall yield spread from 3.13% in 2002 to 2.63% in 2003 (which mainly reflected a decline in international yield spread). Domestic yield spread decreased from 2.67% in 2002 to 2.42% in 2003. This change reflected continued pressure on margins in Spain but was offset by adjustments to our domestic asset mix. The margin pressure in Spain was due to continued low and declining domestic interest rates as well as the continued effects of competition. Expanded volumes in our domestic loans and credits portfolio, which yielded relatively higher returns, improved our domestic asset mix given existing conditions. International yield spreads declined because of a decrease in interest rates in Portugal and in some Latin America countries (Mexico, Brazil and Chile).

2002 Compared to 2001

Net interest income comparison with 2001 is affected by Argentina and the performance of exchange rates. Excluding Argentina (€705.5 million and €50.8 million in 2001 and 2002, respectively) and eliminating the impact of exchange rates (€892 million), net interest income in 2002 increased 6.8%. This growth was largely due to higher revenues from retail businesses in Europe (due mainly to growth in average loan volume) and in the main countries of Latin America (except for Mexico, whose interest rates fell sharply in 2002). The overall decline in net interest income in 2002 mainly reflected a decrease in the average balance of earning assets and a decline in international yield spreads, which were partially offset by a shift in our volumes to assets classes where yield spreads were more favorable.

Average total earning assets were €300,816.9 million for the year ended December 31, 2002, a 2.7% or €8,495.2 million decrease from €309,312.1 million for the same period in 2001. This decrease was mainly due to a decrease of €12,943.2 million in the average balances of our international total earning assets (mainly because of the effect of the weakening of nearly all the Latin American currencies against the euro, and particularly the effect of this on our

Back to Contents

international loans and credits and debt securities portfolios), partially offset by an increase of €4,448.0 million in the average balance of our domestic total earning assets (mainly due to an increase of €4,471.8 million in the average balance of our domestic loan and leases portfolio). Our loans and credits balance grew in Spain because of increased secured loans (mainly mortgage lending) resulting in part from continuing low and declining domestic interest rates.

The decrease in net interest income also resulted partly from the decline in overall yield spread from 3.22% in 2001 to 3.13% in 2002 (which mainly reflected a decline in international yield spread). Domestic yield spread decreased very slightly from 2.68% in 2001 to 2.67% in 2002: the decrease in the average rate of domestic total earning assets (from 6.16% to 5.46%) was very similar to the decrease in the average rate of domestic interest-bearing liabilities (from 3.48% to 2.79%). This reflected continued pressure on margins in Spain but was offset by adjusting our domestic asset mix. The margin pressure in Spain reflected continued low and declining domestic interest rates as well as the continued effects of competition. Expanded volumes in our domestic loans and credits portfolio, which yielded relatively higher returns, improved our domestic asset mix given existing conditions. International yield spread decreased from 4.04% in 2001 to 3 ..80% in 2002 primarily because the decrease in the average rate of international total earning assets (from 11.53% to 9.53%) was greater than the decrease in the average rate of international interest-bearing liabilities (from 7.49% to 5.73%). International yield spreads declined because of a decrease in interest rates in Portugal and in some Latin America countries (particularly in Mexico).

During 2002, we have expanded our volumes (assets and liabilities) where yield spread was maintained (domestic and European businesses) and decreased our volumes where yield spread was reduced (mainly Latin American businesses). This included expanding domestic deposit volumes, which pay significantly lower interest rates than international deposits, while contracting higher paying international deposit volumes.

Net Fees and Commissions

Net fees and commissions were €4,170.6 million in 2003, a 2.8% or €118.7 million decrease from €4,289.3 million in 2002, which was a 7.2% or €332.5 million decrease from €4,621.7 million in 2001.

2003 Compared to 2002

Net fees and commissions for 2003 and 2002 were as follows:

			Amount	%
	2003	2002	Change	Change

	(in millions of euros except percentages)
Commissions for services	2,288.6	2,449.1	(160.5)	(6.6)
Bill discounting	406.7	503.9	(97.2)	(19.3)
Credit and debit cards	484.8	477.2	7.7	1.6
Account management	422.6	458.4	(35.7)	(7.8)
Insurance	350.7	257.1	93.6	36.4
Contingent liabilities	201.9	192.7	9.3	4.8
Other operations	421.8	559.9	(138.1)	(24.7)
Mutual and pension funds	1,297.0	1,282.5	14.5	1.1
Securities services	585.0	557.7	27.3	4.9

Total net fees and commissions	4,170.6	4,289.3	(118.7)	(2.8)

Excluding the impact of exchange rates (€427.1 million), net fees and commissions in 2003 increased by 7.2%.

The €118.7 million decrease in 2003 primarily resulted from a €138.1 million or 24.7% decrease in fees from other operations and a €97.2 million or 19.3% decrease in fees from bill discounting, partially offset by a €93.6 million or 36.4% increase in fees from insurance (due to our marketing efforts, principally in Spain) and a €27.3 million or 4.9% increase in fees from securities services (due to commissions from underwriting and placement as those fees earned from the purchase and sale of securities continued to register moderate growth).

Fees from mutual and pension funds remained relatively flat, increasing €14.5 million or 1.1%.

Average mutual funds under management in Spain rose 11.6% from €50.7 billion in 2002 to €56.6 billion in 2003 due to our marketing efforts. Average mutual funds abroad decreased by 4.5% from €17.9 billion in 2002 to €17.1 billion in 2003 mainly due to the negative impact of exchange rates in our Latin American fund management companies, partially offset by an increase of average mutual funds in Portugal.

Back to Contents

Average pension funds in Spain increased by 10.9% from €5.5 billion in 2002 to €6.1 billion in 2003, mainly due to increased activity in individual pension funds. Average pension funds abroad increased slightly by 0.8% from €12.3 billion in 2002 to €12.4 billion in 2003 mainly due to the increase of average mutual funds in our Latin American pension fund companies due to our marketing efforts, partially offset by the negative impact of exchange rates.

2002 Compared to 2001

Net fees and commissions for 2002 and 2001 were as follows:

			Amount	%
	2002	2001	Change	Change

	(in millions of euros except percentages)
Commissions for services	2,373.2	2,303.7	69.6	3.0
Bill discounting	500.4	477.8	22.5	4.7
Credit and debit cards	464.6	494.8	(30.2)	(6.1)
Account management	423.8	395.4	28.4	7.2
Insurance	242.0	171.6	70.4	41.0
Contingent liabilities	190.1	206.2	(16.0)	(7.8)
Other operations	552.3	557.8	(5.5)	(1.0)
Mutual and pension funds	1,212.0	1,199.6	12.4	1.0
Securities services	552.9	564.9	(12.0)	(2.1)

Total excluding Argentina	4,138.1	4,068.1	70.0	1.7

Argentina	151.1	553.6	(402.5)	(72.7)

Total net fees and commissions	4,289.3	4,621.7	(332.5)	(7.2)

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

Net gains on financial transactions

Net gains on financial transactions were €998.8 million, a 180.4% or €642.6 million increase in 2003 from €356.3 million in 2002, which was a 48.0% or €328.9 million decrease in 2002 from €685.1 million in 2001. Net gains on financial transactions include gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including spot market foreign exchange transactions, and sales of investment securities and liquidation of our corresponding hedge or other derivative positions. See note 25(b) to our consolidated financial statements.

Back to Contents

2003 Compared to 2002

The €642.6 million increase in 2003 was mainly due to positive trading results and ALCO positions (due to interest rates and exchange rates), in clear contrast with the losses arising from the portfolio sales in Brazil (in order to reduce risk positions) during the second and third quarters of 2002 which made last year’s figure much lower than the Group’s average.

Net gains on financial transactions in 2003 includes net gains of €392.1 million on fixed-income securities (net losses of €340.6 million in 2002); net gains of €432.0 million on equity securities (net losses of €150.9 million in 2002); net gains of €166.2 million on exchange differences (net gains of €417.0 million in 2002) and net gains of €8.5 million in derivatives (net gains of €430.8 million in 2002). In the case of hedging transactions entered into to reduce market risk exposure, any gains and losses on exchange differences and derivatives are generally symmetrical to the gains (losses) recorded on Spanish and foreign fixed-income securities and equity securities.

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

Net Other Operating Income

Other operating results generated a loss of €166.5 million in 2003, a 26.5% or €60.0 million decrease from €226.5 million in 2002, which was a 1.9% or €4.4 million decrease from a loss of €230.9 million in 2001. Net other operating income consists mainly of other operating income and other operating expenses generated by our consolidated financial and non-financial consolidated subsidiaries and contributions we make to the Spanish Deposit Guarantee Fund and similar deposit guarantee programs abroad.

2003 Compared to 2002

The €60.0 million decrease in 2003 was mainly due to a decrease in the contributions to the deposit guarantee programs (mainly in Latin America) of €32.0 million and a decrease in net other operating losses generated by our consolidated subsidiaries of €27.9 million.

2002 Compared to 2001

The €4.4 million decrease in 2002 was mainly due to a decrease in the contributions to the deposit guarantee programs (mainly in Spain) of €31.0 million partially offset by an increase in net other operating losses generated by our consolidated subsidiaries of €26.6 million.

Back to Contents

General administrative expenses

General administrative expenses were €6,477.7 million in 2003, a 11.5% or €844.4 million decrease from €7,322.1 million in 2002, which was a 12.8% or €1,078.9 million decrease from €8,401.0 million in 2001.

General administrative expenses for 2003 and 2002 were as follows:

	2003	2002	Amount Change	% Change

	(in millions of euros except percentages)
Personnel expenses	4,049.4	4,521.7	(472.3)	(10.5)
Other administrative expenses	2,428.3	2,800.3	(372.0)	(13.3)
Information technology	454.7	520.9	(66.2)	(12.7)
Communications	230.3	316.2	(85.9)	(27.2)
Advertising	211.4	266.0	(54.6)	(20.5)
Building and premises	437.4	483.5	(46.1)	(9.5)
Printed and office material	74.0	93.3	(19.3)	(20.7)
Taxes (other than income tax )	146.8	199.8	(53.0)	(26.5)
Other expenses	873.6	920.6	(47.0)	(5.1)

Total general administrative expenses	6,477.7	7,322.1	(844.4)	(11.5)

The 11.5% decrease in general administrative expenses in 2003 reflected a 10.5% decline in personnel expenses and a 13.3% decline in other administrative expenses. These costs, like the rest of the income statement, were significantly impacted by changes in exchange rates. Eliminating the impact of exchange rates (€793.4 million), general administrative expenses declined 0.7%, with personnel expenses down 0.9% and other administrative expenses down 0.3%.

The reduction in personnel expenses reflects the effort made in 2002 to reduce the number of employees in Spain, Portugal and Latin America.

The Group’s purchasing and optimization of costs area continued to adopt measures to cut spending, while the organization and IT areas continued to improve processes in order to boost efficiency and productivity throughout the Group.

The performance of revenues and cost control improved the efficiency ratio, measured by dividing general administrative expenses by gross operating income, to 49.3%, 2.9 percentage points better than in 2002.

2002 Compared to 2001

General administrative expenses for 2002 and 2001 were as follows:

	2002	2001	Amount Change	% Change

	(in millions of euros except percentages)
Personnel expenses	4,426.8	4,915.5	(488.6)	(9.9)
Other administrative expenses	2,714.7	2,904.3	(189.6)	(6.5)
Information technology	507.2	515.4	(8.2)	(1.6)
Communications	307.0	317.6	(10.6)	(3.3)
Advertising	257.0	312.2	(55.1)	(17.7)
Building and premises	473.0	521.7	(48.8)	(9.35)
Printed and office material	90.5	102.1	(11.7)	(11.4)
Taxes (other than income tax )	190.9	183.3	7.6	4.1
Other expenses	889.1	951.9	(62.8)	(6.6)

Total excluding Argentina	7,141.5	7,819.8	(678.3)	(8.7)

Argentina	180.5	581.2	(400.6)	(68.94)

Total general administrative expenses	7,322.1	8,401.0	(1,078.9)	(12.8)

The 12.8% decrease in general administrative expenses in 2002 reflected a 14.0% decline in personnel expenses and a 10.9% decline in other administrative expenses. There were reductions in expenses in almost all items, especially publicity, technical reports, building premises and printed and office material. Eliminating Argentina and

Back to Contents

the exchange rate effect, the reduction was 1.1%. General administrative expenses fell in Spain, Portugal and Latin America.

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

The continued efforts in Latin America in optimization and savings also had a favorable impact, producing a 15.8% decrease excluding Argentina (22.7% decrease including it), and, in this case, favored by the depreciation of currencies. Eliminating the foreign exchange effect, expenses declined 0.8%.

Our efficiency ratio, improved by 1.7 percentage points to 52.3% in 2002 compared to 54.0% in 2001. Excluding Argentina our efficiency ratio in 2002 improved by 2.5 percentage points to 51.8% in 2002 compared to 54.3% in 2001.

Depreciation and Amortization

Depreciation and amortization was €762.8 million in 2003, a 14.3% or €127.0 million decrease from €889.8 million in 2002, which was a 9.9% or €97.5 million decrease from €987.3 million in 2001.

2003 Compared to 2002

The €127.0 million or 14.3% decrease in 2003 was largely due to the effect of exchange rate fluctuations.

2002 Compared to 2001

The €97.5 million or 9.9% decrease in 2002 was largely due to the effect of exchange rate fluctuations.

Net Income from Companies Accounted for by the Equity Method

Excluding dividends from companies accounted for by the equity method which are reflected under net interest income, net income from companies accounted for by the equity method was €407.3 million in 2003, a 45.5% or €127.4 million increase from €279.9 million in 2002, which was a 46.4% or €242.0 million decrease from €521.9 million in 2001. Including dividends from companies accounted for by the equity method, net income from companies accounted for by the equity method was €716.8 million in 2003, a 13.2% or €83.9 million increase from €633.0 million in 2002, which was a 33.1% or €312.5 million decrease from €945.5 million in 2001.

2003 Compared to 2002

The €127.4 million increase in 2003 excluding dividends from companies accounted for by the equity method and the €83.9 million including dividends, is mainly due to the higher contributions of Cepsa, Sanpaolo IMI, Unión Fenosa, Urbis and insurance companies that was offset by the lower contributions from Royal Bank of Scotland, Dragados and Vallehermoso we received as a result of our divestments in these holdings.

The entities providing a large portion of the contributions in 2003 include the following:

	Percent Owned	Contributions to Net Income (1)

Investment	2003	2003

	(in millions of euros)
Cepsa	32.3	225.0
Royal Bank of Scotland	5.1	165.7
San Paolo IMI	8.6	86.5
Unión Fenosa	23.0	84.7
Inmobiliaria Urbis	45.9	69.9

(1) Contributions to income from companies accounted for by the equity method include dividends from investments in Group and non-Group companies.

Back to Contents

2002 Compared to 2001

The €242.0 million decrease in 2002 excluding dividends from companies accounted for by the equity method and the €312.5 millions including dividends, is mainly due to the lower contributions we received as a result of our divestments of certain of our holdings (Société Générale, MetLife, Dragados y Construcciones, Vallehermoso and Royal Bank of Scotland).

The entities providing a large portion of the contributions in 2002 include the following:

	Percent Owned	Contributions to Net Income (1)

Investment	2002	2002

	(in millions of euros)
Royal Bank of Scotland	5.0	233.1
Cepsa	20.0	141.5
Unión Fenosa	23.4	63.5
Inmobiliaria Urbis	45.5	52.7

(1) Contributions to income from companies accounted for by the equity method include dividends from Group and non-Group companies.

Amortization of Consolidation Goodwill

Amortization of consolidation goodwill was €2,241.7 million in 2003, a 65.0% or €883.1 million increase from €1,358.6 million in 2002, which was a 27.5% or €514.3 million decrease from €1,873.0 million in 2001.

2003 Compared to 2002

The €883.1 million increase in 2003 is mainly due to the early amortization of €1,719.2 million (€1,016.3 million more than in 2002), relating mainly to Banespa (€1,703.8 million), whose goodwill was reduced to zero.

For further information on the variations in the balances of “Consolidation Goodwill” see Note 12 of the Consolidated Financial Statements.

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

Gains (losses) on Group Transactions

Gains on Group transactions were €955.6 million in 2003, a 5.3% or €53.4 million decrease from €1,008.9 million in 2002, which was a 13.7% or €160.5 million decrease form €1,169.4 million in 2001.

2003 Compared to 2002

The amount of €955.6 million relates primarily to the gains generated in the first quarter of 2003 (€680.6 million) from the sale of 24.9% of Santander Serfin to Bank of America, and €216.9 million in the fourth quarter of 2003 from the sale of shares in Royal Bank of Scotland.

Back to Contents

2002 Compared to 2001

The amount of €1,008.9 million relates primarily to gains from the sale of a 3% stake in Royal Bank of Scotland (€806 million), and in Dragados and Vallehermoso (€520.9 million and €301.0 million, respectively).

Net Provisions for Credit Losses

Our net provisions for credit losses were €1,495.7 million in 2003, a 9.3% or €152.5 million decrease from €1,648.2 million in 2002, which was a 3.9% or €62.2 million increase from €1,586.0 million in 2001. Excluding the impact of exchange rates (€281.4 million), net provisions for credit losses increased by 7.8%.

2003 Compared to 2002

The €152.5 million decrease in net provisions for credit losses reflected a €341.7 million decrease in gross provisions for credit losses (gross provisions for credit losses were €1,720.2 million in 2003 compared to €2,061.9 million in 2002), a €153.0 million increase in provisions for country-risk (provisions for country-risk were €133.0 million in 2003 compared to release of provisions for country-risk of €20.0 million in 2002), and a €36.2 million decrease in recoveries of loans previously charged-off (recoveries totaled €357.5 million in 2003 compared to €393.7 million in 2002).

The €341.7 million decrease in gross provisions for credit losses is mainly due to the positive effect of exchange rates, reduced provisions for loans to borrowers in Argentina, in accordance with Argentine local criteria, and lower needs for the rest of Latin America, offset by increased provisions for Spain, mainly because of increased statistical credit loss provisions (€328.8 million allocated in 2003 vs. a release €39.2 million in 2002) and generic provisions (from increased business). (See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Classification Requirements—Allowance for the Statistical Coverage of Credit Losses”).

The €153.0 million increase in provisions for country-risk is mainly due to the increase this year of the amount of coverage required by the Bank of Spain for country-risk in Argentina. Our total country-risk exposure with third parties, net of allowances, in accordance with Bank of Spain criteria increased by €19.0 million to €91.0 million at December 31, 2003, compared to €72.0 million at December 31, 2002. This increase was largely due to the application of stricter classification criteria in December 2003 to operations with political risk coverage by private agencies.

Our total allowances for credit losses increased by €250.1 million to €5,414.4 million at December 31, 2003, from €5,164.3 million at December 31, 2002.

Excluding country-risk, non-performing assets decreased by €454.0 million to €3,222.5 million at December 31, 2003, compared to €3,676.5 million at December 31, 2002. Domestic non-performing assets decreased by €72.3 million to €931.6 million at December 31, 2003 from €1,003.9 million at December 31, 2002, while international non-performing assets decreased by €381.7 million to €2,290.9 million at December 31, 2003 from €2,672.6 million at December 31, 2002, due to our strong efforts to reduce our non-performing assets in Latin America and our conservative lending policy. This trend may not continue and may even reverse in the future.

Our coverage ratio (excluding country risk) was 165.2% at December 31, 2003, and 139.9% at December 31, 2002. See “Selected Statistical Information—Non-Performing Asset Ratios”.

2002 Compared to 2001

Our net provisions for credit losses were €1,648.2 million in 2002, a 3.9% or €62.2 million increase from €1,586.0 million in 2001. Excluding Argentina, net provisions for credit losses were €1,376.5 million for 2002, a 4.0% or €52.5 million increase from €1,324.0 million in 2001.

The €52.5 million increase in net provisions for credit losses, excluding Argentina, reflected a €68.3 million decrease in provisions for credit losses (provisions for credit losses were €1,761.5 million in 2002 compared to €1,829.7 million in 2001), a €41.3 million decrease in release of provisions for country-risk (release of provisions for country-risk were €20.0 million in 2002 compared to release of provisions of €61.4 million in 2001), and a €79.5 million decrease in recoveries of loans previously charged-off (recoveries totaled €364.9 million in 2002 compared to €444.4 million in 2001).

Back to Contents

Net provisions for credit losses in Argentina, according to Argentine local criteria, were €271.7 million in 2002, a 3.7% or €9.6 million increase from €262.0 million in 2001. These provisions for 2002 did not affect our income as earnings from Argentina are neutralized. See “—General.”

The €68.3 million decrease in provisions for credit losses (excluding Argentina) reflects a €352.1 million decrease in provisions for statistical credit losses partially offset by a €283.8 million increase in specific and general provisions for credit losses. (See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Classification Requirements—Allowance for the Statistical Coverage of Credit Losses”). The overall decrease in provisions for credit losses relates to decreased non-performing assets in Spain and abroad despite a relatively difficult economic environment.

We continue our policy of managing our country-risk exposure on a rigorous basis. Our total country-risk exposure with third parties, net of allowances, in accordance with Bank of Spain criteria, decreased by €821.1 million to €72.0 million at December 31, 2002, compared to €893.1 million at December 31, 2001. This decrease was largely due to the reclassification in April 2002 of Mexico to Group 2 (not requiring provisions) and to reduced positions in Brazil and Colombia (which require provisions).

The €79.5 million decrease in recoveries of loans previously charged-off reflects a €8.9 million decrease in recoveries from our subsidiaries in Spain and a €70.6 million decrease in recoveries from our subsidiaries outside Spain.

Our total allowances for credit losses decreased by €418.6 million to €5,164.3 million at December 31, 2002, from €5,582.9 million at December 31, 2001, primarily as a result of the effect of exchange differences.

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

Our coverage ratio (excluding country risk) was 139.9% at December 31, 2002, and 143.3% at December 31, 2001. See “Selected Statistical Information—Non-Performing Asset Ratios”.

Extraordinary Results

We had extraordinary net income of €668.7 million in 2003, compared to an extraordinary net loss of €338.8 million in 2002 and extraordinary net income of €61.2 million in 2001.

The net credit balance of €668.7 million in 2003 includes the gains or losses on disposal of property and equipment and long-term investments (gains of €696 million and losses of €93 million); the collection of interest on doubtful and nonperforming loans earned in prior years (€92 million); monetary adjustment (€9.1 million) (see note 2-b to our consolidated financial statements); provisions to pension allowances (€120.1 million) (see note 2-j to our consolidated financial statements); and other net income of €103 million.

The net debit balance of €338.8 million in 2002 includes the gains or losses on disposal of property and equipment and long-term financial investments (gains of €443 million and losses of €122 million); the collection of interest on doubtful and nonperforming loans earned in prior years (€76 million); losses from monetary adjustments (€69.5 million) (see note 2-b to our consolidated financial statements); provisions to pension allowances of €350.8 million (see note 2-j to our consolidated financial statements) and other net losses of €315 million, resulting mainly from the impact of writedowns of technological companies and other companies and businesses located outside Spain (including, those relating to the specific allowance recorded for Argentina indicated in “General” above).

The net income balance of €61.2 million in 2001 includes the gains and losses on disposal of property and equipment and long-term financial investments (extraordinary net income of €2,079.9 million -that includes the €1,713.0 million of capital gains from the divestment of Vodafone- and extraordinary net loss of €141.6 million); the collection of interest on doubtful and non-performing loans earned in prior years (€55.9 million); monetary losses of €41.8 million; provisions to pension allowances of €195.3 million (see notes 1 and 2-j to our consolidated financial statements) and other extraordinary losses amounting to €1,696.3 million that includes the charge of €1,244.0 million allocated to the establishment of a special reserve (for a total of €1,287.0 million) to cover the full amount of our capital investment in Argentina.

Back to Contents

Provision for Income Taxes

The provision for corporate income and other taxes was €869.4 million in 2003, a 20.2% or €146.3 million increase from €723.1 million in 2002, which was a 20.6% or €187.3 million decrease from €910.4 million in 2001. The effective tax rate was 21.2% in 2003, 20.6% in 2002 and 21.5% in 2001. For information about factors affecting effective tax rates, see note 22 to our consolidated financial statements.

Minority Interests

Minority interests were €621.2 million in 2003, a 15.4% or €82.7 million increase from €538.5 million in 2002, which was a 35.9% or €302.1 million decrease from €840.6 million in 2001.

2003 Compared to 2002

The €82.7 million increase in 2003 reflected mainly a €168.9 million increase in net income attributable to minority shareholders, principally related to increased minority interests in Banesto and Santander Serfín, and a €86.2 million decrease in dividends on preference shares of subsidiaries principally as a result of the early amortizations made during 2003 and the dollar’s slide against the euro.

2002 Compared to 2001

The €302.1 million decrease in 2002 reflected mainly a €202.5 million decrease in net income attributable to minority shareholders, mainly related to our increased stakes in Banespa and Banco Santiago, and a €99.6 million decrease in dividends on preference shares of subsidiaries mainly as a result of the early amortization during the first quarter of 2002 of five issues of preferred shares amounting to $769 million of nominal value (€890 million, approximately).

Net Income Information on U.S. GAAP Basis

Our consolidated financial statements have been prepared in accordance with Spanish GAAP. Spanish GAAP differs in certain significant respects from U.S. GAAP. For a summary of the most significant adjustments required to arrive at net income on U.S. GAAP basis, see note 27 to our consolidated financial statements.

	Year ended December 31,

	2003	2002	2001

As Reported	(in thousands of euros, except per share data)
Net attributable income	2,610,819	2,247,177	2,486,303
Net attributable income per average share(1)	0.55	0.48	0.54
U.S. GAAP
Net income	2,264,332	2,286,959	2,176,711
Net income per average share(1)	0.47	0.48	0.48

(1)	Based on the average number of shares outstanding in the relevant year, including those held by our consolidated subsidiaries. See note 20 to our consolidated financial statements.

Financial Condition

Assets and Liabilities

Our total assets were €351,790.5 million at December 31, 2003, a 8.5% or €27,582.4 million increase from total assets of €324,208.1 million at December 31, 2002, which was a 9.5% or €33.9 million decrease from total assets of €358,137.5 million at December 31, 2001. Our gross loans and credits to corporate clients, individual clients and government and public entities which include securities purchased from such clients under agreements to resell, increased by 5.8% to €177,620.7 million at December 31, 2003 from €167,911.2 million at December 31, 2002, mainly due to increased business in Spain, Germany and Portugal while in Latin America our gross loans and credits decreased due to the depreciation of some of the Latin American currencies and our prudent risk policy followed in Latin America. Customer liabilities, which are principally deposits from clients and securities sold to clients under agreements to repurchase, decreased by 5.1% from €167,815.8 million at December 31, 2002, to €159.335.6 million at December 31, 2003, mainly due to the depreciation of some of the Latin American currencies. Other managed funds, including mutual funds, pension funds and other managed portfolios, increased by 16.7% from €93,337.9 million at

Back to Contents

December 31, 2002, to €108,903.0 million at December 31, 2003, mainly due to increased mutual funds in Spain and abroad.

Capital

Stockholders’ equity, net of treasury stock, at December 31, 2003, was €19,069.0 million, an increase of €826.9 million or 4.5% from €18,242.1 million at December 31, 2002, mainly due to increased reserves and net income. See Note 2 of our Consolidated Financial Statements.

At December 31, 2003, our ratio of total capital to risk-weighted assets under Bank of Spain regulations was 10.63%, which reflected a 32.8% or €5.7 billion excess. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Capital Adequacy Requirements.”

We estimate that our Tier 1 capital ratios, calculated in accordance with Basel Committee guidelines, and our total capital ratios, which include Tier 1 and Tier 2 capital, at December 31, 2003 and 2002 were as set forth below.

	December 31,

	2003	2002

Tier 1 Capital Ratio	8.26%	8.01%
Total Capital Ratio — Tier 1 and Tier 2	12.43%	12.64%

B. Liquidity and capital resources

As a financial group, our main source of liquidity is our customer deposits which consist primarily of demand, savings and time deposits. In addition, we complement our customer deposits through the access to the interbank market (overnight and time deposits) and to the domestic and international capital markets. For this purpose, we have in place a series of domestic and international programs for the issuance of commercial paper and medium and long term debt. We also maintain a diversified portfolio of liquid assets and securitized assets throughout the year. In addition, another source of liquidity is the generation of cash flow.

We have raised significant funds in the domestic and international capital markets in order to finance our activities. Under the 2003 Issues and Securitization Plan, we obtained €26.0 billion from the capital markets, 54% of which was obtained through medium and long-term issues, including preference shares and subordinated debt. Securitization of medium and long-term assets amounted to €8.0 billion in 2003.

At December 31, 2003, we had outstanding €28.8 billion of senior debt, of which €12.2 billion were mortgage bonds and €15.6 billion promissory notes, as well as €11.2 billion in subordinated debt and €4.5 billion in preferred stock.

The following table shows the average balances during the years 2003 and 2002 of our principal sources of funds:

(In thousands of euros)	2003	2002

Due to credit institutions	61,722,091	52,462,238
Customer deposits	163,592,978	173,114,504
Marketable debt securities	36,887,726	37,235,671
Subordinated debt	11,867,348	13,199,976

Total	274,070,143	276,012,389

The average maturity of the outstanding debt as of December 31, 2003 is the following:

•	Senior debt	4.3 years
•	Mortgage debt	5.8 years
•	Subordinated debt	6.2 years

Exhibits V and VI to our consolidated financial statements included herein show a detail of our senior and subordinated long-term debt, including their maturities.

Back to Contents

The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of, and reduce our market access to debt financing. Our credit ratings are as follows:

	Long-Term	Short-Term	Financial Strength

Moody's	Aa3	P1	B
Standard & Poor's	A+	A1
Fitch	AA-	F1+	B

Our total customer funds (customer deposits, excluding assets sold under repurchase agreements, marketable debt securities and subordinated debt) totaled €188.4 billion at December 31, 2003. Including assets sold under repurchase agreements, customer funds totaled €215.0 billion at December 31, 2003. Our loans and credits (gross) totaled €177.6 billion at the same date.

We, the Santander Group, are a European and Latin American financial group. Although, at this moment, except for Argentina and Venezuela, we are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Bank (the parent company) in the form of cash dividends, loans or advances, capital repatriation and other forms, there is no assurance that in the future such restrictions will not be adopted or how they would affect our business. Nevertheless, the geographic diversification of our businesses limit the effect of any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

As of December 31, 2003 and to the present date, we did not, and presently do not, have any material commitments for capital expenditures, except as disclosed in Item 4. “Information on the Company – Recent Events”.

Other contingent liabilities and commitments

As of December 31, 2003 and 2002, we had outstanding the following contingent liabilities and commitments:

	2003	2002

	(in thousands of euros)
Contingent liabilities:
Rediscounts, endorsements and acceptances	26,720	45,087
Assets assigned to sundry obligations	81,160	185,620
Guarantees and other sureties	27,273,863	23,862,776
Other contingent liabilities	3,372,446	3,609,177

	30,754,189	27,702,660

Commitments:
Sales with repurchase option	512,698	466,644
Balances drawable by third parties:
Credit institutions	943,456	1,047,363
Public authorities	2,569,614	2,246,066
Other sectors	45,099,247	45,810,366
Other commitments	5,385,641	5,206,970

	54,510,656	54,777,409

	85,264,845	82,480,069

Relationship with unconsolidated companies

We have significant holdings in companies whose business activity is not directly related to that of the Bank. According to Spanish GAAP, these holdings are not consolidated. (See a detail of these companies in Exhibit II to our Consolidated Financial Statements).

Back to Contents

Transactions with these companies are made at market conditions and are closely monitored by our regulatory authorities. In Note 24 to our Consolidated Financial Statements there is a disclosure of the effect of these transactions on the income statement as well as on the balance sheet.

Also, we use special purpose vehicles (“fondos de titulización”) in our securitization activity. We are not required to repurchase assets or contribute additional assets to any of these special purpose vehicles. We do, however, provide in the ordinary course of business certain loans to some of these special purpose vehicles, which loans are provisioned in accordance with the risks involved. In 2003, the Group securitized €8 billion of medium and long-term assets.

We do not have transactions with un-consolidated entities other than the aforementioned ones.

C. Research and development, patents and licenses, etc.

We do not currently conduct any significant research and development activities.

D. Trend information

The European financial services sector is likely to remain competitive with an increasing number of financial service providers and alternative distribution channels. Further, consolidation in the sector (through mergers, acquisitions or alliances) is likely to occur as the other major banks look to increase their market share or combine with complementary businesses. It is foreseeable that regulatory changes will take place in the future that will diminish barriers in the markets.

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

The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on the company or that would cause the disclosed financial information not to be indicative of our future operating results or our financial condition:

•	uncertainties relating to economic growth expectations, especially in the United States, Spain, other European countries and Latin America, and the impact they may have over interest and exchange rates;

•	the effect that economic slowdown may have over Latin America and fluctuations in interest and exchange rates;

•	the chance that changes in the macroeconomic environment will further deteriorate the quality of credit;

•	a possible downturn in capital markets;

•	a drop in the value of the euro relative to the US dollar or Latin American currencies;

•	inflationary pressures, because of the effect they may have in relation to increases of interest rates and decreases of growth; and

•	although it is foreseeable that entry barriers to domestic markets in Europe will be lowered, our plans of expansion into other markets could be affected by regulatory requirements of the national authorities of these countries.

International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”)

In June 2002, the European Parliament and Council of the European Union issued a regulation that will require all European listed companies to prepare their consolidated accounts in accordance with IFRS rather than existing national GAAP. The regulation takes effect in 2005. Consequently, the accounting framework under which we report will change. We will produce our consolidated accounts in accordance with IFRS for the year ended December 31, 2005.

The rule that regulates the first application of the IAS was published in 2003. This new rule provides that the reformulation of the 2004 financial statements, which will have to be done so that the 2005 financial statements can be compared with those of 2004, will not be proforma but definitive. When the IAS goes into effect, the assets and liabilities of the initial balance sheet will be those of January 1, 2004 and thus it is likely that the goodwill maintained in the future on the Group’s balance sheet will be that at the end of 2003.

Back to Contents

E. Off-balance sheet arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations by remaining maturity at December 31, 2003.

		More than	More than
Contractual obligations		1 year but	3 years but
(in millions of euros)	Less than	less than	less than	More than
	1 year	3 years	5 years	5 years	Total

Long-Term Debt	5,697	9,436	7,549	17,378	40,060
Purchase Obligations	303	39	—	—	342
Other long-term liabilities	42	—	—	5,187	5,229

Total	6,042	9,475	7,549	22,565	45,631

The maturity of deposits from credit institutions and from customer deposits is given in Notes 14 and 15 of the consolidated financial statements, respectively.

Other than what is disclosed under “Purchase Obligations” in the table above, we do not have any capital or operating leases outstanding.

For a description of the Bank’s futures transactions, see Note 23 to our consolidated financial statements.

Back to Contents

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

We are managed by our board of directors which currently consists of 20 members. In accordance with our Bylaws (Estatutos), the board shall consist of at least 14 and not more than 30 members. Each member of the board is elected to a three-year term by our stockholders at a general meeting, with approximately one-third of the members being elected each year, but they can be reelected.

Our board of directors meets approximately eight or nine times per year. In 2003, it met 10 times. Our board of directors elects our Chairman and Vice Chairmen from among its members, as well as the Chief Executive Officer. Between board meetings, lending and other board powers reside with the Executive Committee (Comisión Ejecutiva) and with the Risk Committee (Comisión Delegada de Riesgos). Without detriment to the executive powers that in this regard belong to our Chairman, day to day supervision of our operations is carried out by the Executive Officers under the direct supervision and control of the Chief Executive Officer. Our board holds ultimate lending authority and it delegates such authority to the Risk Committee, which generally meets twice a week. Executive officers are appointed and removed by the board.

The current members of our board of directors are (1):

Name	Position with Banco Santander Central Hispano	Director Since

Emilio Botín (2)	Chairman	1960
Jaime Botín (2)	First Vice Chairman	1960
Alfredo Sáenz	Second Vice Chairman and Chief Executive Officer	1994
Matías R. Inciarte	Third Vice Chairman	1988
Manuel Soto	Fourth Vice Chairman	1999
Juan Abelló	Director	2002
Assicurazioni Generali, S.p.A.	Director	1999
Fernando de Asúa	Director	1999
Antonio Basagoiti	Director	1999
Ana P. Botín (2)	Director	1989
Emilio Botín O. (2)	Director	1989
Guillermo de la Dehesa	Director	2002
Rodrigo Echenique	Director	1988
Antonio Escámez	Director	1999
Francisco Luzón	Director	1997
Elías Masaveu	Director	1996
George Mathewson	Director	2001
Abel Matutes	Director	2002
Luis Alberto Salazar-Simpson	Director	1999
Mutua Madrileña Automovilista	Director	2004

(1)	The General Shareholders’ Meeting held on June 19, 2004 agreed to ratify the appointment of Mutua Madrileña Automovilista as a member of the Board, as approved by the Board of Directors at its meeting on April 26, 2004. In addition, with reference to the annual election of one third of the seats on the Board according to article 29 of the current corporate Bylaws, to re-elect Mr. Fernando de Asúa, Mr. Antonio Basagoiti, Mr. Antonio Escámez, Mr. Francisco Luzón, Mr. Luis Alberto Salazar-Simpson and Assicurazioni Generali S.p.A. as Directors. Therefore, with this ratification and re-election, and since the vacancy arising on the Board due to the death of Mr. Antonio de Sommer Champalimaud has not been filled, the number of members of the Board of Directors is twenty.

(2)	Emilio and Jaime Botín are brothers. Ana P. Botín and Emilio Botín O. are daughter and son, respectively, of Emilio Botín.

Back to Contents

Our current Executive Officers are:

Name	Position with Banco Santander Central Hispano

Emilio Botín	Chairman of the Board of Directors and of the Executive Committee
Alfredo Sáenz	Second Vice Chairman and Chief Executive Officer
Matías R. Inciarte(1)	Third Vice Chairman of the Board of Directors, Chairman of the Risk Committee
Ana P. Botín	Chairwoman, Banesto
Francisco Luzón	Director, Executive Vice President, Latin America
David Arce	Executive Vice President, Internal Audit
Ignacio Benjumea	Executive Vice President, Secretary General and of the Board
Teodoro Bragado	Executive Vice President, Risks
Fernando Cañas	Executive Vice President, Latin America
Juan Manuel Cendoya	Executive Vice President, Communications and Economic Studies
José María Espí	Executive Vice President, Risks
Enrique G. Candelas	Executive Vice President, Retail Banking
Francisco G. Roldán	Executive Vice President, Finance
Joan-David Grimá	Executive Vice President, Industrial Portfolio
Juan Guitard	Executive Vice President, Vice-Secretary General and of the Board
Antonio H. Osorio	Executive Vice President, Portugal
Adolfo Lagos	Executive Vice President, Global Wholesale Banking
Gonzalo de las Heras	Executive Vice President, Global Wholesale Banking
Francisco Martín	Executive Vice President, Global Wholesale Banking
Pedro Mateache	Executive Vice President, Resources and Costs
Serafín Méndez	Executive Vice President, Resources and Costs
Javier Peralta	Executive Vice President, Risks
Marcial Portela	Executive Vice President, Latin America
Juan R. Inciarte(1)	Executive Vice President, Europe, Finance Companies and Quality
José Manuel Tejón	Executive Vice President, Finance
Jesús Mª Zabalza	Executive Vice President, Latin America

(1)	Matías and Juan R. Inciarte are brothers.

Following is a summary description of the relevant business experience and principal business activities of our current directors and executive officers performed both within and outside Banco Santander Central Hispano, S.A.:

Emilio Botín (Chairman of the Board of Directors and of the Executive Committee)

Born in 1934. He joined Banco Santander in 1958 and in 1986 he was appointed Chairman of the Board. He is also Director of The Royal Bank of Scotland Group, plc.

Jaime Botín (First Vice Chairman)

Born in 1936. Former Chairman of Bankinter, S.A. He is Chairman of Línea Directa Aseguradora, S.A.

Alfredo Sáenz (Second Vice Chairman and Chief Executive Officer)

Born in 1942. Former Vice Chairman of Banco Bilbao Vizcaya and Chairman of Banca Catalana until 1993. In 1994, he was appointed Chairman of Banesto and in February 2002, Second Vice Chairman and Chief Executive Officer of Banco Santander Central Hispano. He is also Vice Chairman and Director of Cepsa.

Matías R. Inciarte (Third Vice Chairman and Chairman of the Risk Committee)

Born in 1948. He joined Banco Santander in 1984 and was appointed Executive Vice President and Chief Financial Officer in 1986. In 1988 he was appointed Director and in 1994 Second Vice Chairman. He is also Chairman of Unión de Crédito Inmobiliario, S.A., and Director of Banesto, S.A., Financiera Ponferrada, S.A., Grupo Corporativo Ono, S.A. and Cía. Operadora del Mercado Español de Electricidad, S.A.

Manuel Soto (Fourth Vice Chairman and Chairman of the Audit and Compliance Committee)

Born in 1940. He was appointed Director in April 1999. He is Vice Chairman and Director of Indra Sistemas, S.A., Director of Campofrío Alimentación, S.A., Cortefiel, S.A. and Corporación Financiera Alba, S.A.

Back to Contents

Juan Abelló

Born in 1941. He was appointed Director in June 2002. He is Chairman of Torreal, S.A., Nueva Compañía de Inversiones, S.A., Inversiones Naira SIMCAVF, S.A. and Torreal SCR, S.A. and a representative of the director Nueva Compañía de Inversiones, S.A. and of the director Austral, BV on the boards of Sacyr-Vallehermoso, S.A. and Compañía Vinícola del Norte de España, S.A., respectively.

Assicurazioni Generali, S.p.A. (“Assicurazioni”)

An Italian insurance company represented by its Chairman, Mr. Antoine Bernhein who was born in 1924. Assicurazioni is a former Director of Banco Central Hispanoamericano from 1994 to 1999. Assicurazioni was appointed Director in April 1999.

Fernando de Asúa (Chairman of the Appointments and Remuneration Committee)

Born in 1932. Former Vice Chairman of Banco Central Hispanoamericano from 1991 to 1999. He was appointed Director in April 1999. He is a Honorary Chairman of IBM España, S.A. and a Director of Cepsa, Técnicas Reunidas, S.A., Air Liquide España, S.A. and Constructora Inmobiliaria Urbanizadora Vasco-Aragonesa, S.A., and a representative of the director FAA Inversiones, S.A. on the board of Centro Asegurador, S.A.

Antonio Basagoiti

Born in 1942. Former Executive Vice President of Banco Central Hispanoamericano. He was appointed Director in July 1999. He is Chairman of Unión Fenosa, S.A., Vice Chairman of Golf La Moraleja, S.A. and of Faes Farma, S.A. and a Director of Pescanova, S.A., Cepsa and Sacyr-Vallehermoso, S.A.

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

Guillermo de la Dehesa

Born in 1941. Former Secretary of State of Economy and Secretary General of Commerce of the Spanish Government and Chief Executive Officer of Banco Pastor. He was appointed Director in June 2002. He is Chairman of AVIVA Vida y Pensiones, S.A. and a Director of Campofrío Alimentación, S.A., Unión Fenosa, S.A., Telepizza, S.A., Goldman Sachs Europe Ltd. and AVIVA plc.

Rodrigo Echenique

Born in 1946. Former Director and Chief Executive Officer of Banco Santander, S.A. from 1988 to 1994. He is Chairman of the Social Economic Council of the Carlos III University (Madrid) and a Director of NH Hoteles, S.A. and Inversiones Inmobiliarias Lar, S.A.

Antonio Escámez

     Born in 1951. Former Director and Executive Vice President of Banco Central Hispanoamericano from 1988 to 1999. He was appointed Director in April 1999. He is also Chairman of Arena Communications España, S.A. and Vice Chairman of Banque Commerciale du Maroc.

Francisco Luzón

Born in 1948. He joined Banco Santander in 1996 as Executive Vice President, Adjoint to the Chairman. Former Chairman of Banco Exterior de España (from 1988 to 1996), Caja Postal (from 1991 to 1996), Corporación Bancaria de España (from 1991 to 1996) and of Argentaria (1996). He is also a Director of Industria de Diseño Textil, S.A. and Chairman of the Social Council of the Autonomous Region of Castilla – La Mancha.

Back to Contents

Elías Masaveu

Born in 1930. He is Chairman of Grupo Masaveu, Tudela Veguín, S.A. and Propiedades Urbanas, S.A. and Director of Bankinter, S.A.

George Mathewson

Born in 1940. Former Chief Executive Officer and Executive Vice Chairman of The Royal Bank of Scotland Group, p.l.c (“RBSG”). He was appointed Chairman of RBSG in 2002. He is also Chairman of the British Banking Association.

Abel Matutes

Born in 1941. Former Foreign Minister of the Spanish Government and EU Commissioner (from 1989 to 1993). He is also a Director of FCC Construcción, S.A., San Paolo IMI, SpA. and Instituto Sectorial de Promoción y Gestión de Empresas, S.A.

Luis Alberto Salazar-Simpson

Born in 1940. He is Chairman of Auna Telecomunicaciones, S.A., Auna Operadores de Telecomunicaciones, S.A., Endesa Diversificación, S.A., Retevisión Móvil, S.A. and Constructora Inmobiliaria Urbanizadora Vasco-Aragonesa, S.A., Director of Saint Gobain Cristalería, S.A. and a representative of the director Constructora Inmobiliaria Urbanizadora Vasco Aragonesa, S.A. on the board of Centro Asegurador, S.A.

Mutua Madrileña Automovilista

Spanish car insurance company represented on our board by Mr. Luis Rodríguez who was born in 1941, Director of Mutua Madrileña Automovilista and Chairman of Mutuactivos.

David Arce

Born in 1943. He joined Banco Santander in 1964. In 1994, he was appointed Executive Vice President, Internal Audit of Banco Santander and Banesto. He is also a Director of Banesto.

Ignacio Benjumea

Born in 1952. He joined Banco Santander in 1987 as General Secretary of Banco Santander de Negocios. In 1994 he was appointed General Secretary and Secretary of the Board of Banco Santander. In 1999, he was appointed Executive Vice President, Secretary General and of the Board of Banco Santander Central Hispano. He is also a Director of Sociedad Holding de Mercados y Sistemas Financieros, S.A., Sociedad Rectora de la Bolsa de Madrid, S.A., Bolsas y Mercados Españoles and La Unión Resinera, S.A.

Teodoro Bragado

Born in 1944. He joined the Bank in 1985. He was appointed Executive Vice President, Risks in March 2003. He is also a Director of Compañía Española de Seguros de Crédito a la Exportación (“CESCE”) and COFIDES.

Fernando Cañas

Born in 1950. Former Manager of Banco Santander Chile. He was appointed Executive Vice President in 2003, responsible for the Means of Payment Project of the Latin America Division.

Juan Manuel Cendoya

Born in 1967. Former Manager of the Legal and Tax Departament of Bankinter, S.A. from 1999 to 2001. He joined the Bank on July 23, 2001 as Executive Vice President, Communications and Economic Studies.

José María Espí

Born in 1944. He joined the Bank in 1985 and, in 1988, was appointed Executive Vice President, Human Resources. In 1999 he was appointed EVP, Risks. He is also Chairman of Unión de Crédito Inmobiliario, S.A., E.F.C. and Director of Unión de Crédito Inmobiliario, S.A.

Back to Contents

Enrique G. Candelas

Born in 1953. He joined Banco Santander in 1975 and was appointed Senior Vice President in 1993. He was appointed Executive Vice President, Retail Banking in January 1999. He is also a Director of Mobipay España, S.A.

Francisco G. Roldán

Born in 1953. Former Chief Executive Officer of Grupo Argentaria, Caja Postal and Banco Hipotecario from 1996 to June 2000, and of Banesto from June 2000 until March 2002. In March 2002, he was appointed Executive Vice President, Finance of Banco Santander Central Hispano, S.A. He is also a Director of Avanza Internet Ventures, S.A.

Joan-David Grimá

Born in 1953. He joined Banco Central Hispanoamericano in 1993. He was appointed Executive Vice President Industrial Portfolio in June 2001. He is also Vice Chairman and Chief Executive Officer of AUNA, Operadores de Telecomunicaciones, S.A, and a Director of Antena 3 Televisión, Teka Industrial, and ACS Actividades de Construcción y Servicios, S.A.

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

Adolfo Lagos

Born in 1948. Former Chief Executive Officer of Grupo Financiero Serfin since 1996. He was appointed Executive Vice President, Latin America in October 2002 and Executive Vice President, Global Wholesale Banking in April 2003.

Gonzalo de las Heras

Born in 1940. He joined the Bank in 1990. He was appointed Executive Vice President in 1991 and supervises the North American business of the Group.

Francisco Martín

Born in 1955. He joined the Bank in 1985 and in 1992 was appointed Executive Vice President, Head of the International Division. In 2002, he became Executive Vice President, Head of Global Corporate Banking.

Pedro Mateache

Born in 1959. Former partner-manager of McKinsey & Co. He was appointed Executive Vice President, Resources and Costs in 2003.

Serafín Méndez

Born in 1947. He joined the Bank in 1964. He is the Manager of the Premises and Security Area and was appointed Executive Vice President, Resources and Costs in 2004.

Javier Peralta

Born in 1950. He joined the Bank in 1989 and in 1993 was appointed Executive Vice President. In 2002, he was appointed Executive Vice President, Risks.

Back to Contents

Marcial Portela

Born in 1945. He joined the Bank in 1998 as Executive Vice President in charge of operations, human resources and costs. In 1999, he was appointed Executive Vice President, Latin America. He is also Vice Chairman of Comunitel Global, S.A. and Director of Best Global, S.A. and Unión Fenosa, S.A.

Juan R. Inciarte

Born in 1952. He joined Banco Santander in 1985 as Director and Executive Vice President of Banco Santander de Negocios. In 1989 he was appointed Executive Vice President and in 1991 Director of Banco Santander. He is also a Director of Cepsa, S.A., Finanzauto, S.A., and The Royal Bank of Scotland Group, plc.

José Tejón

Born in 1951. He joined the Bank in 1989. In 2002 he was appointed Executive Vice President, Finance.

Jesús Mª Zabalza

Born in 1958. Former Executive Vice President of La Caixa (from 1996 to 2002). He joined the Bank in 2002, being appointed Executive Vice President, Latin America.

The following is a description of arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was appointed.

There are three directors that are or represent international financial institutions that have a holding in the Bank and have subscribed alliances or collaboration agreements with us: George Mathewson (Chairman of the Royal Bank of Scotland Group), Assicurazioni Generali S.p.A., (represented by Mr. Antoine Bernhein) and Mutua Madrileña Automovilista (represented by Mr. Luis Rodriguez).

B. Compensation.

Directors’ compensation

Article 37 of the Bank’s bylaws provides that the members of our board of directors shall receive an amount up to 5% of the Bank’s net income for any fiscal year, for performing their duties as directors.

The Board of Directors, making use of the powers conferred on it, allocated 0.196% of the Bank’s income for 2003 (as compared to 0.191% for 2002 and 0.254% for 2001), as compensation (in the aggregate) for itself.

Consequently, the gross amount to be received by each director as compensation in 2003 and 2002 (€65,000 in each year) is 10% lower than that set for 2001 (€72,000). Additionally, the Executive Committee members receive additional compensation, the gross amount of which was €141,000 in 2003 and 2002 (also 10% below the €157,000 received in 2001).

Finally, from 2002 onwards, the members of the Audit and Compliance Committee receive additional compensation in the amount of €32,000 per year.

Salary compensation

The detail of the salary compensation received by the Bank’s executive directors, who as of December 31, 2003 and 2002, were Mr. Emilio Botín, Mr. Alfredo Sáenz, Mr. Matías R. Inciarte, Ms. Ana P. Botín and Mr. Francisco Luzón, is as follows:

	Thousands of Euros

	2003	2002	2001

Total aggregate salary compensation	14,784	13,438	20,577
Of which: Variable compensation	8,373	7,103	12,495

Back to Contents

The detail by director of the compensation earned by the Bank’s directors in 2003 as discussed above is as follows:

	Thousands of Euros

	2003										2002

	Emoluments			Fees		Salary Compensation to Executive Directors

Directors	Bylaw- Stipulated Fees	Executive Committee	Audit Committee	Board	Other Fees	Fixed	Variable	Total	Other Compensa- tion	Total	Total

Mr. Emilio Botín	65	141	-	19	4	1,022	1,339	2,361	1	2,591	2,477
Mr. Jaime Botín	65	-	-	13	-	-	-	-	-	78	88
Mr. Alfredo Sáenz	65	141	-	19	4	2,524	2,697	5,221	306	5,756	4,848
Mr. Matías R. Inciarte	65	141	-	19	105	1,300	1,589	2,889	237	3,456	3,241
Mr. Manuel Soto	65	-	32	19	20	-	-	-	-	136	131
Mr. Juan Abelló	65	-	32	17	12	-	-	-	-	126	63
Mr. José Manuel Arburúa	65	-	-	19	88	-	-	-	9	181	176
Mr. Fernando de Asúa	65	141	32	19	121	-	-	-	-	378	693
Mr. Antonio Basagoiti	65	-	-	19	95	-	-	-	28	207	178
Ms. Ana P. Botín	65	141	-	19	2	751	1,000	1,751	2	1,980	1,646
Mr. Emilio Botín O.	65	-	-	19	1	-	-	-	-	85	102
Mr. Guillermo de la Dehesa	65	141	-	19	8	-	-	-	-	233	120
Mr. Rodrigo Echenique	65	141	32	17	79	-	-	-	658	992	1,027
Mr. Antonio Escámez	65	141	-	19	102	-	-	-	865	1,192	1,109
Mr. Francisco Luzón	65	141	-	19	1	814	1,748	2,562	414	3,202	2,873
Mr. Elías Massaveu	65	-	-	13	7	-	-	-	-	85	87
Mr. Abel Matutes	65	-	32	19	14	-	-	-	-	130	65
Sir George Mathewson	65	-	-	14	2	-	-	-	-	81	78
Mr. Luis Alberto Salazar	65	-	32	19	13	-	-	-	-	129	124
Mr. Antonio de Sommer Champalimaud	65	-	-	2	-	-	-	-	-	67	65
Assicurazioni Generali, S.p.a.	65	-	-	7	1	-	-	-	-	73	68
Other directors (1)	-	-	-	-	-	-	-	-	-	-	292

Total 2003	1,365	1,269	192	349	679	6,411	8,373	14,784	2,520	21,158	-

Total 2002	1,272	1,173	177	210	747	6,335	7,103	13,438	2,534	-	19,551

(1)	Directors who served on the board of directors for part of 2002 but who resigned prior to December 31, 2002. €289 thousand of the total amount relate to Mr.Ángel Corcóstegui.

Back to Contents

Compensation to the Board members as representatives of the Bank and to senior management

Representation on other boards

By resolution of the Executive Committee, all the compensation received by the Bank’s directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake (at the expense of those companies) relating to appointments made after March 18, 2002, will accrue to the Group. The compensation received in 2003 in connection with representation duties of this kind, relating to appointments made after March 18, 2002, was as follows:

		Thousands
	Company	of Euros

Mr. Emilio Botín	Royal Bank of Scotland	57.5
Mr. Antonio Basagoiti	Sacyr-Vallehermoso	93.4
Mr. Fernando de Asúa	Cepsa	119.9

		270.8

Senior management

Additionally, following is a detail of the aggregate compensation paid to the Bank’s Executive Officers (*) in 2003 and 2002:

		Thousands of Euros

	Number	Salary Compensation
	of				Other
Year	People	Fixed	Variable	Total	Compensation	Total

2002	19	10,215	12,437	22,652	3,945	26,597
2003	20	12,924	16,664	29,588	4,703	34,291

(*) Excluding Executive Directors’ compensation, which is detailed above.

Pension commitments, other insurance and other items

The total balance of supplementary pension obligations assumed by the Group over the years for its current and retired employees, which amounted to €13,305 million (covered mostly by in-house allowances) as of December 31, 2003, includes the obligations to those who have been directors of the Bank during the year and who discharge (or have discharged) executive functions during the year. The total pension commitments for these directors, together with the total sum insured under life insurance policies at that date and other items, amounted to €162 million as of December 31, 2003 (€256 million as of December 31, 2002, of which €108 million related to the settlement of the pension rights referred to below, and €209 million as of December 31, 2001, which did not include the extraordinary nonrecurring payment of €43.75 million paid in 2001 as a result of the retirement of the former co-chairman of the Bank, Mr. José María Amusátegui).

Back to Contents

The following table provides information on the obligations undertaken and covered by the Group relating to pension commitments to and other insurance for the Bank’s Executive Directors:

	Thousands of Euros

	2003		2002

	Total Accrued		Total Accrued	Other
	Pension Obligations	Other Insurance	Pension Obligations	Insurance

Mr. Emilio Botín	10,028	—	9,420	—
Mr. Alfredo Sáenz	52,807	7,573	55,138	3,877
Mr. Francisco Luzón	19,448	4,886	18,452	4,698
Mr. Matías R. Inciarte	27,442	3,900	25,522	3,823
Ms. Ana P. Botín	7,736	1,258	6,656	1,258

Total	117,461	17,617	115,188	13,656

Additionally, other directors benefit from life insurance policies at the Group’s expense, the related insured sum being €3 million as of December 31, 2003, 2002 and 2001.

Pension settlement

Following the decision of Mr. Ángel Corcóstegui to resign, for personal reasons, in February 2002 from his position as First Vice Chairman of the Bank and board member (which entailed his corresponding resignation as Chief Executive Officer of the Bank and as member of the various Board Committees on which he sat), and in settlement for the pension commitments to him, the Bank paid on his resignation a gross amount of €108 million for his pension rights. This amount had been fully provided for as of that date. Upon payment, a withholding of 48% was made, and the amount withheld was paid into the Spanish Treasury. Accordingly, the net amount paid to Mr. Corcóstegui in this connection was €56 million.

Stock option plan

The detail of the Bank’s stock options granted to the Board members as of December 31, 2003, is as follows:

			Exercised Options

		Average			Market		Average	Date of	Date of
	Options	Exercise		Exercise	Price	Options	Exercise	Commencement	Expiration
	at	Price		Price	Applied	at	Price	of Exercise	of Exercise
	01/01/03	(in euros)	Number	(in euros)	(in euros)	12/31/03	(in euros)	Period	Period

Mr. Emilio Botín	150,000	10.545	—-	—	—	150,000	10.545	12/30/03	12/29/05
Mr. Alfredo Sáenz	100,000	10.545	—	—	—	100,000	10.545	12/30/03	12/29/05
Mr. Matías R. Inciarte	125,000	10.545	—	—	—	125,000	10.545	12/30/03	12/29/05
Mr. Antonio Escámez	140,000	8.19	40,000	2.29	5.92	100,000	10.545	12/30/03	12/29/05
Mr. Francisco Luzón	140,000	8.19	40,000	2.29	5.67	100,000	10.545	12/30/03	12/29/05

	655,000	9.54	80,000	2.29	5.80	575,000	10.545

Description of Stock Option and Compensation Plans

In recent years, the Bank has put in place compensation systems for its managers and employees linked to the market performance of the Bank’s shares based on the achievement of certain objectives. Below is a summary of the different stock option and compensation plans in effect as from January 1, 2003:

Plan Four

Six of our officers participate in an option plan known as “Plan Four”. Each option received under this plan grants its holder the right to receive one share of Banco Santander Central Hispano ordinary common stock, par value €0.50. The exercise price of the shares subject to this plan is €7.84, and plan participants may exercise these options until December 30, 2005. Plan participants must hold the shares acquired through this plan for a period of twelve months following the

Back to Contents

date of exercise of the options. During 2003, no options were exercised and as of December 31, 2003, the balance of outstanding options under this plan was 264,000.

Managers Plan 1999

243 of our officers participate in an option plan known as the “Managers Plan 1999.” Each option received under this plan grants its holder the right to receive one share of Banco Santander Central Hispano ordinary common stock, par value €0.50. The exercise price of the shares subject to this plan is €2.29, and plan participants may exercise these options from December 31, 2001 until December 30, 2004. Plan participants must hold the shares acquired through this plan for a period of twelve months following the date of exercise of the options. During 2003, 678,325 options were exercised and as of December 31, 2003, the balance of outstanding options under this plan was 1,313,999.

Additional Managers Plan 1999

14 of our officers participate in an option plan known as the “Additional Managers Plan 1999”. Each option received under this plan grants its holder the right to receive one share of Banco Santander Central Hispano ordinary common stock, par value €0.50. The exercise price of the shares subject to this plan is €2.41, and plan participants may exercise these options from April 1, 2002 until December 30, 2004. Plan participants must hold the shares acquired through this plan for a period of nine months following the date of exercise of the options. During 2002, 24,512 options were exercised and as of December 31, 2003, the balance of outstanding options under this plan was 59,967.

Investment Banking Plan

56 of our officers from the Global Wholesale Banking Division participate in an equity incentive plan known as the “Investment Banking Plan”. The number of options received by plan participants under this plan is based on the extent to which certain business objectives are achieved, each option received under this plan grants its holder the right to receive one share of Banco Santander Central Hispano ordinary common stock, par value €0.50. The exercise price of the shares subject to this plan is €10.25, and plan participants may exercise the first 50% of the options granted from June 16, 2003, and the remaining 50% from June 16, 2004. The exercise period ends in both cases on June 15, 2005. As of December 31, 2003, the balance of outstanding options under this plan was 4,503,750.

Young Executives Plan

319 of our officers participate in an option plan known as the “Young Executives Plan”. Each option received under this plan grants its holder the right to receive one share of Banco Santander Central Hispano ordinary common stock, par value €0.50. The exercise price of the shares subject to this plan is €2.29, and plan participants may exercise the first 50% of the options granted from July 1, 2003 until June 30, 2005 and the remaining 50% from July 1, 2004 until June 30, 2005. Plan participants must hold the shares acquired through this plan for a period of twelve months following the date of exercise of the options. As of December 31, 2003, the balance of outstanding options under this plan was 926,250.

Managers Plan 2000

1,039 of our officers participate in an option plan known as the “Managers Plan 2000”. Each option received under this plan grants its holder the right to receive one share of Banco Santander Central Hispano ordinary common stock, par value €0.50. The exercise price of the shares subject to this plan is €10.55, and plan participants may exercise these options from December 30, 2003 until December 29, 2005. Plan participants must hold the shares acquired through this plan for a period of twelve months following the date of exercise of the options. As of December 31, 2003, the balance of outstanding options under this plan was 14,367,000.

European Branches Plan

29 of our officers participate in an incentive plan known as the “European Branches Plan”. Subject to the achievement of certain objectives, the beneficiaries of this plan will receive a payment in cash or in shares of Banco Santander Central Hispano. For purposes of the calculation of the number of shares to be delivered, the share price is calculated at the average quoted price of the month previous to the incorporation to the branch and plan participants may exercise 1,615,000 of the options granted from July 1, 2004 until July 15, 2004, and may exercise the remaining options granted from July 1, 2005 until July 15, 2005. As of December 31, 2003, the balance of outstanding shares to be delivered under this plan was 4,305,000.

Back to Contents

Stock Option and Compensation Plans

	Number of	Euros		Year	Eligible	No. of People	Initial	Exercise
	Options/	Exercise		Granted	Participants	Participating	Exercise	Expiration
	Shares (1)	Price					Date	Date (2)

Plans in force at January 31, 2001	42,374,493	7.63

Options exercised	(6,349,370)	1.88

Plans in force at December 31, 2001	36,025,123	8.64

Options granted	2,895,000	9.41
Of which:
European branches plan	2,895,000	9.41

Options exercised	(4,637,240)	4.15
Of which:
Plan Four	(1,558,100)	7.84
Managers Plan 1999	(3,000,700)	2.29
Additional Managers Plan 1999	(78,440)	2.41

Options canceled	(6,974,580)	—

Plans in force at December 31, 2002	27,308,303	9.32

Options granted	1,410,000	6.55
Of which:
European branches plan	1,410,000	6.55	(*)

Options exercised	(965,087)	2.29
Of which:
Managers Plan 1999	(678,325)	2.29
Young Executives Plan	(262,250)	2.29
Additional Managers Plan 1999	(24,512)	8.41

Options canceled	(2,013,250)	—

Plans in force at December 31, 2003	25,739,966	9.38

Of which:
Plan Four	264,000	7.84		1998	Managers	6	01/09/03	12/30/05
Managers Plan 1999	1,313,999	2.29		1999	Managers	243	12/31/01	12/30/04
Additional Managers Plan 1999	59,967	2.41		2000	Managers	14	04/01/02	12/30/04
Investment Banking Plan	4,503,750	10.25		2000	Managers	56	06/16/03	06/15/05
Young Executives Plan	926,250	2.29		2000	Managers	319	07/01/03	06/30/05
Managers Plan 2000	14,367,000	10.55		2000	Managers	1,039	12/30/03	12/29/05
European Branches Plan	4,305,000	8.51		2002 and	Managers	29	07/01/04 and	07/15/05
				2003			07/01/05
(1)	Each option granted under our various plans entitles its holder to receive one share of common stock, par value €0.50 each, of Banco Santander Central Hispano.
(2)	If a participant does not exercise an option by the corresponding “Exercise Expiration Date,” such option will expire and the participant will forfeit his interest in the option.
(*)	The average exercise price ranges from €5.65 to €10.56 per share.

C. Board practices.

Date of expiration of the current term of office of the directors and the period during which the directors have served in that office:

The period during which the directors have served in their office is shown in the table under Section A of this Item 6.

Back to Contents

The date of expiration of the current term of office is shown in the table below:

Name	Date of expiration

Emilio Botín	1st half 2005
Jaime Botín	1st half 2006
Alfredo Sáenz	1st half 2006
Matías R. Inciarte	1st half 2006
Manuel Soto	1st half 2005
Juan Abelló.	1st half 2005
Assicurazioni Generali, S.p.A	1st half 2007
Fernando de Asúa	1st half 2007
Antonio Basagoiti	1st half 2007
Ana P. Botín	1st half 2006
Emilio Botín O	1st half 2006
Guillermo de la Dehesa	1st half 2005
Rodrigo Echenique	1st half 2006
Antonio Escámez	1st half 2007
Francisco Luzón	1st half 2007
Elías Masaveu	1st half 2006
George Mathewson	1st half 2006
Abel Matutes	1st half 2005
Luis Alberto Salazar-Simpson	1st half 2007
Mutua Madrileña Automovilista	1st half 2007

Certain of the Bank’s directors and members of its administrative, supervisory or management bodies, who were in the past or are presently employed by the Bank, have service contracts with the Bank, in the ordinary course of business, which provide for pension and other retirement benefits. Additionally, certain of the Bank’s directors and members of its administrative, supervisory or management bodies have service contracts with the Bank which provide for benefits upon termination of employment entitling them to receive (i) an indemnity payment in an amount ranging from two times their fixed annual compensation to three times their total annual compensation (including fixed and variable compensation) (or in the case of certain members of management, up to 5 times their total fixed compensation) and forcing them to forfeit any pension or other retirement benefits to which they would have otherwise been entitled, or (ii) in some cases, to receive only their pension or other retirement benefits (without any indemnity payment).

Compliance with NYSE Listing Standards on Corporate Governance

On November 4, 2003, the SEC approved new rules proposed by the New York Stock Exchange (NYSE) intended to strengthen corporate governance standards for listed companies. In compliance therewith, the following is a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the NYSE listing standards.

Independence of the Directors on the Board of Directors

Under the NYSE corporate governance rules, a majority of the Board of Directors must be composed of independent directors, the independence of whom is determined in accordance with highly detailed rules promulgated by the NYSE. Spanish law does not contain any such requirements. The Board of Directors of Banco Santander Central Hispano has seven independent directors (out of twenty directors total), as defined in Article 5 of the Regulations of the Board of Directors. We have not determined whether or not the directors on the Banco Santander Central Hispano Board would be considered independent under the NYSE rules. Article 5 of the Regulations of the Board of Directors defines the concept of an independent director as follows:

“Independent directors shall be deemed to be those external or non-executive Directors who: (i) are not, and do not represent, shareholders who have the power to influence the control of the Company; (ii) have not held executive positions therein in the last three years; (iii) are not connected to executive Directors by a family or professional bond; or (iv) do not maintain and have not maintained any relations with the Company or the Group which may impair their independence.”

Back to Contents

Independence of the Directors on the Audit and Compliance Committee

Under the NYSE corporate governance rules, a majority of the audit committee must be composed of independent directors and by July 31, 2005, all members of the audit committee must be independent. Independence is determined in accordance with highly detailed rules promulgated by the NYSE.

The Audit and Compliance Committee of the Board of Directors of Banco Santander Central Hispano is composed of six directors, five of whom are independent in accordance with the standards set forth in the previously mentioned Article 5 of the Board’s Regulations. These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. Under Spanish law, a majority of the members and the chairman of the audit committee must be non-executive. All members of our Audit and Compliance Committee are non-executive directors and its chairman is independent in accordance with the standards set forth by the Board’s Regulations. The composition of the Audit and Compliance Committee is described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit and Compliance Committee and Appointments and Remuneration Committee”.

Independence of the Directors on the Appointments and Remuneration Committee

In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nominations committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Spanish law, these committees are not required, though there is a non-binding recommendation for listed companies in Spain to have these committees and for them to be composed of non-executive directors. Banco Santander Central Hispano satisfies this non-binding recommendation. The composition of the Appointments and Remuneration Committee is described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit and Compliance Committee and Appointments and Remuneration Committee”.

Separate Meetings for Independent Directors

In accordance with the NYSE corporate governance rules, independent directors must meet periodically outside of the presence of the executive directors. Under Spanish law, this practice is not contemplated and as such, the independent directors on the Board of Directors of Banco Santander Central Hispano do not meet outside of the presence of the other directors.

Code of Ethics

Under the NYSE corporate governance rules, all U.S. companies listed on the NYSE must adopt a Code of Business Conduct and Ethics which contains certain required topics. Banco Santander Central Hispano adopted a “General Code of Conduct”, which applies to all members of the boards of the companies of the Group, to all employees subject to the Code of Conduct in the Securities Market, including the Bank’s chief executive officer, chief financial officer and chief accounting officer, and to all those employees designated by the Human Resources Division that have been specifically informed of their subjection to this General Code of Conduct. This Code establishes the principles that guide the actions of officers and directors: ethical conduct, professional standards and confidentiality. It also establishes the limitations and defines the conflicts of interests arising from their status as senior executives or directors.

Banco Santander Central Hispano’s Code is available to the public on its website, which does not form part of this annual report on Form 20-F, at www.gruposantander.com under the heading “Corporate Governance – Internal Code of Conduct”. As of December 31, 2003, no waivers with respect to the General Code of Conduct had been applied for or granted.

Back to Contents

Audit and Compliance Committee and Appointments and Remunerations Committee

An Audit and Compliance Committee and an Appointments and Remuneration Committee operate as part of the Board of Directors. These committees consist exclusively of external directors (6 and 5, respectively, of whom 5 and 4, respectively, are independent in accordance with the principles set forth in Article 5 of the Board’s Regulations. These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE).

The Audit and Compliance Committee:

The Audit and Compliance Committee was created to provide support and specialization in the tasks of controlling and reviewing the accounts and compliance. Its mission, which has been defined and approved by the Board, is established in the by-laws and in the Regulations of the Board. Only non-executive directors can be members of this Committee with independent directors (as defined in the Board’s Regulations) having a majority representation. Its chairman must always be an independent director (as defined in the Board’s Regulations) and someone who has the necessary knowledge and experience of accounting techniques and principles. Currently, the Chairman of the Audit and Compliance Committee is Mr. Manuel Soto, the Fourth Vice-Chairman of the Board of Directors.

Functions of the Audit and Compliance Committee:

•	Have its Chairman and/or Secretary report to the General Shareholders’ Meeting with respect to matters raised therein by shareholders regarding its powers.

•	Propose the appointment of the Auditor, as well as the conditions in which such Auditor will be hired, the scope of its professional duties and, if applicable, the revocation or non-renewal of its appointment.

•	Review the accounts of the Company and the Group, monitor compliance with legal requirements and the proper application of generally accepted accounting principles, and report on the proposals for alterations to the accounting principles and standards suggested by management.

•	Supervise the internal audit services.

•	Know the process for gathering financial information and the internal control systems.

•	Serve as a channel of communication between the Board and the Auditor, assess the results of each audit and the response of the management team to its recommendations, and act as a mediator in the event of disagreement between the Board and the Auditor regarding the principles and standards to be applied in the preparation of the financial statements. Specifically, it shall endeavor to ensure that the statements ultimately drawn up by the Board are submitted to the General Shareholders’ Meeting without any qualifications or reservations in the Auditor’s report.

•	Supervise the fulfillment of the audit contract, endeavoring to ensure that the opinion on the annual financial statements and the main contents of the Auditor’s report are set forth in a clear and accurate fashion.

•	Watch over the independence of the Auditor, by taking notice of those circumstances or issues that might risk such independence and any others related to the development of the auditing procedure, as well as receive information and maintain such communication with the Auditor as is provided for in legislation regarding the auditing of financial statements and in technical auditing regulations. And, specifically, verify the percentage represented by the fees paid for any and all reasons of the total income of the audit firm, and the length of service of the partner who leads the audit team in the provision of such services to the Company. The annual report registered before the Mercantile Register shall set forth the fees paid to the audit firm, including information relating to fees paid for professional services other than audit work.

•	Review, before dissemination thereof, all periodical financial information which, in addition to the annual information, is provided to the markets and the supervising authorities thereof, and supervise that such information is prepared in accordance with the same principles and practices applicable to the annual financial statements.

Back to Contents

•	Supervise the observance of the Code of Conduct of the Group in the Securities Markets, the Manuals and procedures for the prevention of money laundering and, in general, the rules of governance and compliance in effect in the Company, and make such proposals as are deemed necessary for the improvement thereof. In particular, the Committee shall have the duty to receive information and, if applicable, issue a report on disciplinary penalties to be imposed upon members of the Senior Management.

•	Review compliance with such courses of action and measures as result from the reports issued or the inspection proceedings carried out by the administrative authorities having functions of supervision and control.

•	Know and, if applicable, respond to the initiatives, suggestions or complaints put forward or raised by the shareholders regarding the area of authority of this Committee and which are submitted to it by the Office of the General Secretary of the Company.

•	Report on any proposed amendments to the Regulations of the Board prior to the approval thereof by the Board of Directors.

The Audit and Compliance Committee made a specific valuation of its functioning throughout the year 2003. A report on the activity of the Audit and Compliance Committee in 2003 was distributed jointly with the annual report of the Group sent to the shareholders.

The following are the current members of the Audit and Compliance Committee:

Name	Position
Manuel Soto	Chairman
Juan Abelló	Member
Fernando de Asúa	Member
Rodrigo Echenique	Member
Abel Matutes	Member
Luis Alberto Salazar-Simpson	Member
Ignacio Benjumea	Secretary

The Appointments and Remuneration Committee:

The Regulations of the Board state that the members of this Committee must all be non-executive directors with independent directors (as defined in the Board’s Regulations) having a majority representation and being its chairman an independent director (as defined in the Board’s Regulations).

Functions of the Appointments and Remuneration Committee

•	Establish and review the standards to be followed in order to determine the composition of the Board and select those persons who will be proposed to serve as Directors.

•	Prepare, by following standards of objectiveness and conformance to the corporate interests, the proposals for appointment, re-election and ratification of Directors provided for in Article 19, section 2 of the Regulations of the Board, as well as the proposals for appointment of the members of each of the Committees of the Board of Directors.

•	Propose to the Board the form and amount of, and the procedures relating to, the annual compensation of the Directors – both for their performance as such and for their performance in the Company of duties other than those of a Director – and of the General Managers, and periodically review the compensation programs, assessing the appropriateness and yield thereof and endeavoring to ensure that the compensation of Directors shall conform to standards of moderation and correspondence to the earnings of the Company.

•	Watch over the transparency of such compensation and the inclusion in the annual report registered before the Mercantile Register and in the annual corporate governance report of information regarding the compensation of Directors and, for such purposes, submit to the Board any and all information that may be appropriate.

•	Watch over compliance by the Directors with the duties prescribed in Article 27 of the Regulations of the Board, prepare the reports provided for therein and receive information, and, if applicable, prepare a report on the

Back to Contents

measures to be adopted with respect to the Directors in the event of non-compliance with the above- mentioned duties or with the Code of Conduct of the Group in the Securities Markets.

The following are the members of the Appointments and Remuneration Committee:

Name	Position
Fernando de Asúa	Chairman
Guillermo de la Dehesa	Member
Rodrigo Echenique	Member
Elías Masaveu	Member
Manuel Soto	Member
Ignacio Benjumea	Secretary

D. Employees.

At December 31, 2003, we had 103,038 employees (104,178 in 2002 and 114,927 in 2001) of which 34,956 were employed in Spain (35,887 in 2002 and 40,741 in 2001) and 68,082 were employed outside Spain (68,291 in 2002 and 74,186 in 2001). The terms and conditions of employment in the private sector banks in Spain are negotiated on an industry-wide basis with the trade unions. This process has historically produced collective agreements binding upon all the private banks and their employees. The most recent such agreement was executed in February 2004 and expires in December 2004.

The table below shows our employees by geographic area:

	Number of employees

	2003	2002	2001

SPAIN	34,956	35,887	40,741

LATIN AMERICA	57,048	56,670	63,891
Argentina	5,342	4,940	6,999
Bolivia	319	333	480
Brazil	21,841	20,691	20,571
Chile	8,970	9,701	10,648
Colombia	1,808	2,049	2,686
Mexico	11,852	11,376	12,220
Paraguay	—	62	145
Peru	472	461	1,299
Puerto Rico	1,621	1,572	1,625
Uruguay	250	291	670
Venezuela	4,573	5,194	5,785

EUROPE	10,287	10,943	10,333
Czech Republic	229	—	—
Germany	2,081	2,753	1,788
Belgium	59	71	71
France	30	39	57
Ireland	7	11	10
Italy	511	480	420
Gibraltar	—	—	18
Portugal	7,035	7,340	7,682
United Kingdom	69	84	128
Switzerland	149	165	140

USA	653	535	593

ASIA	11	59	69
Philippines	—	48	53
Hong Kong	5	5	10
Japan	6	6	6

OTHERS	83	84	82
Bahamas	64	64	55
Others	19	20	27

Total	103,038	104,178	114,927

As of December 31, 2003, we had 2,172 temporary employees (1,622 at December 31, 2002).

Back to Contents

E. Share ownership.

As of June 28, 2004, the direct, indirect and represented holdings of our current directors were as follows:

Directors	Direct	Indirect	Shares	Total	% of
	stake	stake	represented	Shares	Capital Stock

Emilio Botín (1)	1,488,712	9,170,810	92,787,524	103,447,046	2.17
Jaime Botín	2,723,340	5,373,402	12,624	8,109,366	0.17
Alfredo Sáenz	336,125	1,293,267	-	1,629,392	0.03
Matías R. Inciarte	518,311	51,000	61,444	630,755	0.01
Manuel Soto	—	157,000	—	157,000	0.00
Juan Abelló	1,440	11,801,725	—	11,803,165	0.25
Assicurazioni Generali S.p.A.	12,276,056	38,738,243	—	51,014,299	1.07
Fernando de Asúa	24,039	18,000	—	42,039	0.00
Antonio Basagoiti	470,000	—	248,630	718,630	0.02
Ana P. Botín (2)	8,208,570	4,024,646	—	12,233,216	0.26
Emilio Botín O. (3)	12,153,218	12,240	—	12,165,458	0.26
Guillermo de la Dehesa	100	—	—	100	0.00
Rodrigo Echenique	651,598	7,344	—	658,942	0.01
Antonio Escámez	556,899	—	—	556,899	0.01
Francisco Luzón	1,214,883	723	—	1,215,606	0.03
Elías Masaveu	449,237	11,427,475	—	11,876,712	0.25
George Matthewson (4)	122	—	135,142,302	135,142,424	2.83
Abel Matutes	52,788	86,150	—	138,938	0.00
Luis Alberto Salazar-Simpson	26,415	4,464	—	30,879	0.00
Mutua Madrileña Automovilista	58,053,029	79,160	—	58,132,189	1.22

	99,204,882	82,245,649	228,252,524	409,703,055	8.59

(1)	Emilio Botín has the right to vote 9,700,004 shares (0.20 % of the capital), 72,759,120 shares (1.53% of the capital) belonging to the Marcelino Botín Foundation and 10,328,400 shares (0.21% of the capital) belonging to the Banco Santander Central Hispano Foundation.
(2)	The right to vote 12,148,004 shares (0.25% of the capital) belongs to Emilio Botín.
(3)	The right to vote 12,148,030 shares (0.25% of the capital) belongs to Emilio Botín.
(4)	Property of the Royal Bank of Scotland Group, 135,142,302 shares.

The options granted to the Bank's directors, managers and employees are described in the table under “Section B. Compensation” above.

Banco Santander Central Hispano’s capital is comprised of only one class of shares, all of which are ordinary and have the same rights.

As of June 28, 2004, our current executive officers (not directors) referred to above under Section A of this Item 6 as a group beneficially owned, directly or indirectly, 2,356,309 ordinary shares, or 0.05% of our issued and outstanding share capital as of that date. Together with the options granted, no individual executive officer beneficially owns, directly or indirectly, one percent or more of the outstanding share capital as of that date.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

As of December 31, 2003, to our knowledge no person beneficially owned, directly or indirectly, more than 5% of our shares.

There has not been any significant change in the percentage ownership held by any major shareholder.

At December 31, 2003 a total of 344,517,260 shares, or 7.23% of our share capital, were held by 836 registered holders with registered addresses in the United States and Puerto Rico, including JPMorgan Chase, as depositary of our American Depositary Share Program. These shares were held by 101 record holders. Since certain of such shares and

Back to Contents

ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders. Our directors and executive officers did not own any ADRs as of December 31, 2003.

To our knowledge, we are not controlled directly or indirectly, by any other corporation, government or any other natural or legal person. We do not know of any arrangements which would result in a change of our control.

B.	Related party transactions.

Loans made to members of our Board of Directors and to our Executive Officers

Our direct or indirect risk exposure to the Bank’s directors as of December 31, 2003, amounted to €10.1 million (€14.4 million and €7.8 million as of December 31, 2002 and 2001, respectively) of loans and credits to such directors and €0.4 million (€1.2 million and €0.8 million as of December 31, 2002 and 2001, respectively) of guarantees provided to them. These loans and credits and guarantees were granted at market rates in all cases.

The detail by director as of December 31, 2003, is as follows:

	Thousands of Euros

	Loans and
	Credits	Guarantees	Total

Emilio Botín	1,694	—	1,694
Jaime Botín	1,642	—	1,642
Juan Abelló	—	301	301
José Manuel Arburúa	618	6	624
Antonio Basagoiti	239	1	240
Ana P. Botín	14	—	14
Rodrigo Echenique	54	79	133
Antonio Escámez	299	—	299
Francisco Luzón	1,311	—	1,311
Abel Matutes	4,166	—	4,166
Luis Alberto Salazar	27	—	27

	10,064	387	10,451

Additionally, the total amount of loans and credits and guarantees made by us to our executive officers who are not directors, as of December 31, 2003, amounted to €8.4 million.

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

Back to Contents

and others within the scope of the ordinary course of the banking business, such as loans and other banking services to our shareholders, to employees of all levels, and the associates and the members of the families of all the above-mentioned, as well as those other businesses conducted by the companies of the Group. All these transactions are made:

•	in the ordinary course of business;

•	on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons; and

•	did not involve more than the normal risk of collectibility or present other unfavorable features.

As of December 31, 2003, an aggregate of €1,445.5 million in loans and credits to non-consolidable and associated companies was outstanding (€1,364.5 million as of December 31, 2002). These loans and credits represented 0.8% of our total net loans and credits and 7.6% of our total stockholders' equity at December 31, 2003 (0.8% and 7.5%, respectively, at December 31, 2002).

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

Financial Statements

See Item 18 for our Consolidated Financial Statements.

(a) Index to Consolidated Financial Statements of Banco Santander Central Hispano, S.A.

Legal Proceedings

Banco Santander Central Hispano

The resolutions adopted at our general shareholders’ meetings held on January 18, 2000 and on March 4, 2000, approving the capital increases agreed in connection with the exchange offer made by The Royal Bank of Scotland Group plc. with National Westminster Bank plc., and in connection with our acquisitions of the Portuguese banks Banco Totta & Açores and Crédito Predial Portugués and the resolution adopted at our general shareholders’ meeting held on March 4, 2000 approving the capital increase necessary to carry out the exchange offers for shares of Banco Rio de la Plata, have been challenged under Spanish law. One plaintiff shareholder, in the case of the resolutions adopted in the first meeting and two plaintiff shareholders, in the case of the resolutions adopted in the second meeting, have challenged these resolutions on the grounds that, among other things, they were provided with insufficient information in connection with the vote on these resolutions and that the resolutions excluding the preemptive rights of shareholders were not validly adopted. In the proceedings, the plaintiffs have requested the court to declare that the above resolutions (and other ones adopted in the same meetings) are null and void. The first claim was rejected by the court in April 2001, and the plaintiff appealed the court’s rejection of h is claim. The plaintiff's appeal was then rejected by the court on December 2, 2002. The plaintiff has appealed for redress and the Bank has asked the court not to admit such appeal. The second claim was rejected by the courts of the city of Santander on November 29, 2002 and the plaintiffs appealed. Such appeal was subsequently rejected by the court on July 5, 2004. We cannot anticipate the outcome of these claims. Under Spanish law, if the claims were to prevail, the capital increase resolutions adopted on January 18, 2000, and on March 4, 2000, could be declared null and void. The effect under Spanish law of the declaration of nullity of a listed company’s share capital increase is highly uncertain and we are unable to anticipate what would be the outcome for us and our shareholders if these claims were to prevail.

The resolutions adopted at our shareholders’ meeting held on March 10, 2001, have been challenged under Spanish law by three shareholders who filed their claim before the courts of the city of Santander. These shareholders claim that the Bank has not complied with certain provisions of Spanish corporate law with respect to the resolutions adopted in said shareholders’ meeting. The challenged resolutions include the approval of the Bank’s annual accounts, the approval of a capital increase in exchange of cash, the approval of a capital increase in exchange of shares of Banco Rio de la Plata and BRS Investments and the approval of various issuances of bonds. In their complaints, the plaintiff shareholders asked the Court to declare the resolutions null and void and that the registration of the resolutions in the Commercial Registry are also annulled. The claim was rejected by the court in March 2002. The plaintiff shareholders appealed such rejection and, although the court allowed the admission of new evidence, the claim was again rejected on April 13, 2004. One of the plaintiffs has appealed for redress.

The resolutions adopted at our shareholders’ meeting held on February 9, 2002, have been challenged under Spanish law by one shareholder who has filed his claim before the courts of the city of Santander. The challenged resolutions include the approval of the payment of an interim dividend, the reelection of Arthur Andersen y Cía, S. Com. as the external auditor of the Bank, the approval of a capital increase in exchange of shares of the German Company AKB Holding Gmbh and the approval of various issuances of bonds. Among other things, the plaintiff alleges the infringement of the shareholders’ rights of participation during the meeting and of receipt of information regarding the different issues to be voted in the meeting; and that the resolutions excluding the preemptive rights of shareholders were not validly adopted. The plaintiff shareholder asked the Court to declare the above resolutions (and others adopted in the same meeting) null and void and that the registration of the resolutions in the Commercial Registry also be annulled . On September 9, 2002 the Court rejected the claim. The plaintiff appealed the rejection but the court rejected the appeal on January 14, 2004. The plaintiff has appealed for redress and the Bank has asked the court not to admit such appeal.

Back to Contents

The resolutions adopted at our shareholders’ meeting held on June 24, 2002 have been challenged under Spanish law by one shareholder who filed his claim before the courts of the city of Santander. The challenged resolutions include the approval of the Bank’s annual accounts and the rejection by the shareholders meeting of the proposals made by the plaintiff shareholder and another shareholder to file a claim requesting the declaration of the Directors’ liability in connection with the investments made by the Bank in Argentina, as well as the proposal made by another shareholder for the dismissal of one of the Directors. The Bank responded to the claim on October 5, 2002. During the term to respond to this claim, the Bank was required to respond to another claim, filed by a different shareholder, c hallenging some of the resolutions adopted at the same meeting. The claim was admitted by the same court of the city of Santander that is in charge of the first proceeding and has been joined to this proceeding, so both proceedings will be carried out jointly. The Bank responded to this second claim on October 25, 2002. The hearing took place on April 21, 22 and 23, 2003, and the court dismissed the claim on May 29, 2003. The plaintiffs have appealed against such decision and the Bank has already answered the appeal.

Since 1992, the Madrid Central Court number 3 has had preliminary investigative court proceedings in progress against the Bank and three of its officers to determine the liabilities which might arise in connection with certain credit assignment transactions (cesiones de crédito) carried out by Banco Santander, S.A. from 1987 to 1989. The Bank and our internal and external advisers anticipate that the final result of this litigation will be in our favor and that no specific reserve is required. On July 16, 1996, the Madrid Central Court number 3 entered a partial dismissal order with respect to certain of the matters in dispute. This dismissal order was not appealed. However, the proceedings with respect to the other matters remained open. On June 27, 2002, the lower court changed the cited proceedings to an Abbreviated Procedure, thereby terminating the investigative phase of the proceedings. The Office of the Public Prosecutor and the Bank appealed this decision. On June 23, 2003, the appeals court partially reversed the lower court’s decision, substantially reducing the scope of the proceedings. Nevertheless, such proceedings against the Bank and three of its officers, although limited in scope, remain open. The indictment proceedings concluded on July 1, 2004 and during these proceedings both the Office of the Public Prosecutor (public criminal complainant) and the Attorney General (sole private criminal complainant) have reiterated their request for dismissal of the case. As a result, the legal action is supported only by a citizen complainant.

In December 1995, the Spanish tax authorities issued an ‘‘Acta’’ (writ) requiring us to pay €26.2 million in back withholding taxes, interest and penalties relating to our alleged failure to comply with a purported obligation to withhold income tax on payments to clients with respect to certain credit assignment transactions held by such clients. Although a similar case in an amount of €3.8 million was successfully appealed by the Bank in June 2003 (and then appealed in turn by the Regional tax authorities), our appeal against this writ was rejected. We filed a second appeal which was partially admitted by the court on October 30, 2003. Both the Bank and the State’s attorney have appealed such decision before the Supreme Court.

The resolutions adopted at our shareholders’ meeting held on June 21, 2003 have been challenged under Spanish law by three shareholders who filed their claims before the courts of the city of Santander. The three plaintiff shareholders challenged the resolution approving the annual accounts and the management of the Bank and of the Group for 2002. In addition, two out of the three plaintiff shareholders challenged the resolutions approving the profit allocation for 2002 and the regulation of shareholders’ meetings. On October 10, 2003, the Bank answered the claims. The preliminary hearing took place on January 21, 2004. On February 11, 2004 the Court decided to suspend the proceedings until the preliminary proceedings 352/2002 being carried out by the Madrid Central Court number 3 (referred to hereinbelow) are finalized.

Lanetro, S.A. filed a suit against Banco Santander Central Hispano S.A., carried out before the Court of 1st Instance no. 34 of Madrid, Complaint of Plenary Suit no. 558/2002, principally alleging that the Bank breached its alleged obligation to subscribe to the increase in capital stock of the plaintiff in the amount of €30,050,605.22. The court rejected the claim on December 16, 2003, but the plaintiff has appealed.

For informational purposes it is also mentioned, although this does not constitute litigation against the Bank, that one shareholder has filed a claim before the courts of the city of Madrid against the persons who were members of the Board of the Bank during 2001. The plaintiff claims that the Bank’s investments in Argentina were carried out by the defendants without due diligence, and that the losses derived from these investments have caused a direct damage to him that varies from euro 533.06 to euro 3,005.00. The plaintiff shareholder applies for the compensation of that amount against the Directors, as jointly and severally liable for his alleged damages. The claim was rejected by the court on April 9, 2003, and the plaintiff appealed the court’s decision. The appeal was opposed by the defendants. This claim is described for informational purposes only and does not constitute an implied representation that we have described all clai ms of equal or greater magnitude than this claim.

For the same informational purposes, it is also mentioned that several persons, who allegedly have funds deposited in Banco Río de la Plata, S.A., filed an application for conciliation before the courts of the city of Madrid against the Bank, the persons who were members of the Board of the Bank during 2001 and 2002 and others. According to Spanish Law, this application did not start proper judicial proceedings against the Bank. The claimants only intended that the defendants accept the reality of the facts alleged in their application, regarding the Bank and its directors’ claimed obligation to reimburse the funds deposited by the claimants in Banco Río de la Plata, S.A. The conciliation hearing was held on July 16, 2002. The Bank and the members of the Board refused to accept the facts and allegations of the application. This meant the termination of the conciliation. In January 2004, there was a preliminary hearing in connection with a similar

Back to Contents

case, in which a person who allegedly deposited funds in Banco Río de la Plata, S.A. is claiming USD 8,365.71. The Court has not determined the date for the next hearing yet.

For the same informational purposes, it is mentioned that the Madrid Central Court number 3 is carrying forward preliminary proceedings 352/2002 in connection with complaints filed by two shareholders against the chairman of the Bank, regarding the economic terms of the retirement in August 2001 of the former co-chairman, Mr. José María Amusátegui and the economic terms of the resignation in February 2002 of the former first vice-chairman and chief executive officer, Mr. Angel Corcóstegui. The prosecutor and the defendants requested the dismissal of the case, which was opposed by the plaintiff shareholders. On October 16, 2003 the Court decided to change the cited proceedings to an abbreviated procedure. The public prosecutor and the Chairman of the Bank appealed the decision. The hearing of the appeals took place on February 9, 2004, and on February 18, 2004 the Court decided not to admit such appeals without entering into the merits of the matter. The Chairman of the Bank then appealed to the Constitutional Court. The prosecutor again requested the dismissal of the case. On April 26, 2004, the Madrid Central Court number 3 decided to commence oral evidentiary proceedings. On May 10, 2004, with two dissenting votes, and in spite of the favorable report of the prosecutor, the Constitutional Court decided not to admit the appeal.

On September 25, 2003, the Bank announced that it would launch a public offering in Spain for the acquisition of up to 16% of the share capital of Compañía Española de Petróleos, S.A. (“Cepsa”), a Spanish oil and petrochemical company. On October 21, 2003, the Spanish National Securities Commission authorized the Bank to launch the offering. The acceptance term of the offering expired on November 24, 2003. The bid was accepted by shares representing 12.13% of Cepsa’s share capital.

The Bank decided to launch the bid for Cepsa once the agreements with the French group Total (“Total”), an oil and petrochemical group and major shareholder of Cepsa, to act in concert with respect to the parties’ investments in Cepsa had become ineffective after the enactment of Law 26/2003 of July 17, 2003 (“Ley de Transparencia”). These agreements included those related to the company Somaen Dos, S.L. (“Somaen Dos”), a holding company in which the Bank, Total and Unión Fenosa, S.A. (“Unión Fenosa”) have participations of approximately 60%, 25% and 15%, respectively. Somaen Dos owns shares representing 33.23% of Cepsa’s share capital, of which 19.92% belong to the Bank, 8.31% to Total and 5.00% to Unión Fenosa.

After our announcement to launch the public offering, Total filed on October 13, 2003 a request for a summary arbitral proceeding with the Netherlands Arbitration Institute seeking the adoption of certain injunctive measures. On November 25, 2003, that arbitration institute made public a ruling that, among other measures, imposed a temporary prohibition of the sale or encumbrance of the Cepsa shares owned by Somaen Dos as well as the Cepsa shares that the Bank had acquired in the bid. Furthermore, the ruling instructed both the Bank and Total to presently respect the supermajority rules contained in the agreements to act in concert in Cepsa and the rules, also established in those agreements, governing the right to appoint Directors of the boards of Cepsa and Somaen Dos.

Additionally, on October 20, 2003, the Total group filed a request for an arbitral proceeding with the Netherlands Arbitration Institute seeking a determination on the merits of its claim that, among others, the “Ley de Transparencia” did not render their agreements with the Bank ineffective. The Bank responded that it was opposed to such request. Currently, that arbitral proceeding remains open. The decision to be adopted in the proceeding on the merits of the claim will not be conditioned by the above-mentioned ruling which is temporary and which does not constitute a pre-judgment on the merits.

In May 2004, Chadia Limited, S.A. filed a suit against Banco Santander Central Hispano S.A., carried out before the Court of 1st Instance number 48 of Madrid, proceeding number 420/2004, alleging that the Bank breached an alleged agreement for the sale to the plaintiff of certain buildings and seeking damages in the amount of €133 million. The Bank has submitted its response to this claim.

Banesto

In 1995 and 1996, the former directors of Banesto, who had been replaced by decision of the Bank of Spain’s Executive Council on December 28, 1993, filed claims challenging certain corporate resolutions adopted by the shareholders’ meetings held on March 26, and August 22, 1994 and February 15, 1995 approving, among other things, Banesto’s financial reorganization plan and the 1993 and 1994 financial statements of Banesto and the Banesto Group. In 2000, Madrid Appellate Court decisions rejected all the appeals filed by the plaintiffs in connection with the claim filed challenging the legality of the corporate resolutions approving the financial restructuring plan; the plaintiffs subsequently filed a cassation appeal against these decisions and the Bank has answered such cassation appeal. On March 5, 2002 the courts decided not to admit the cassation appeal against the Madrid Appellate Court’s decision rejecting the claims of some of the plaintiffs regarding the invalidity of the constitution of the shareholders’ meeting held on March 26, 1994. On July 22, 2003, the court admitted the cassation appeal filed by the remaining plaintiffs. The Bank filed its answer on September 20, 2003. The claim filed against the resolutions adopted by the shareholders’ meeting held on August 22, 1994 approving the 1993 financial statements of Banesto was rejected by the Court of First Instance and the plaintiffs subsequently filed an

Back to Contents

appeal before the Madrid Appellate Court. The appeal was rejected in 2001 and the plaintiff has appealed in cassation. The claim filed against the approval by the shareholders’ meeting held on February 15, 1995 of the 1994 financial statements of Banesto was also rejected in 2000 by the Court of First Instance and was subsequently appealed by the plaintiffs. The appeal was dismissed by judgment of the Court of Appeals of Madrid, rendered on May 20, 2003. In September 2003, the plaintiffs’ appeal of this judgment was also dismissed. The plaintiffs have since appealed to the Supreme Court.

Banesto’s directors and legal advisers do not believe that these claims will have any effect on the financial statements of Banesto or its Group. The plaintiffs seek that the resolutions be declared null and void, not damages. It is very difficult to assess what the practical consequences of an adverse judgment would be.

Banco do Estado de Sao Paulo (Banespa)

Pursuant to the Brazilian labor regulations applicable to Banespa, this bank had recorded as of December 31, 2000, the pension allowances arising from the commitments to certain employees, which amounted to approximately 4,000 million Brazilian reais. Since 1987, the Directors of Banespa, as advised by their tax advisers, treated these expenses as deductible expenses in calculating the Brazilian corporate income tax. However, in September 1999, the ‘‘Secretaria de Receita Federal’’ issued a decision according to which these expenses, in an amount of approximately Brazilian reais 2,867 million would not be tax deductible. In October 1999, the Board of Directors of Banespa filed an appeal challenging this decision together with an ‘‘acción cautelar’’ regarding fiscal years 1999 and 2000, posted a deposit of Brazilian reais 1,297 million and recorded a provision of Brazilian reais 2,600 million for this contingency. Such provision was recorded in 1999 with a charge to income, after recording the related deferred tax asset of Brazilian reais 1,200 million.

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

Santander Brasil DTVM, Ltda. and Banco Santander Brasil, S.A.

On May 19, 2003, the Secretaria de Receita Federal issued an “Auto de Infração” requiring from our Brazilian affiliate Santander Brasil DTVM, Ltda. the payment of Brazilian reais 290 million in taxes allegedly incurred in connection with certain cash management services rendered by such company to its clients which the company had treated during 2000, 2001 and the two first months of 2002 as exempt from the Tax on Financial Transactions, following the advice of its tax advisers. The Board of Directors of Santander Brasil DTVM, Ltda. appealed this decision in June 2003. The Tax Authorities confirmed the “Auto de Infração” and the Board of Directors appealed to “Conselho de Contribuintes” (final administrative court). The Court decision is pending. On December 31, 2003, the amount involved in the action was equivalent to reais 306 million.

Also on May 29, 2003, the Secretaria de Receita Federal issued another “Auto de Infração” requiring from our Brazilian affiliate Banco Santander Brasil, S.A. the payment of Brazilian reais 290 million in taxes allegedly incurred in connection with certain clearing services rendered by such company to Santander Brasil DTVM, Ltda. pursuant to an agreement between these two companies. Following the advice of its tax advisers, Banco Santander Brasil, S.A. had treated during 2000, 2001 and the two first months of 2002 such services as exempt from the Tax on Financial Transactions. The Board of Directors of Banco Santander Brasil, S.A. appealed this decision in June 2003. The Tax Authorities confirmed the “Auto de Infrançao” and the Board of Directors appealed to “Conselho de Contribuintes” (final administrative court). The Court decision is pending. On December 31, 2003, the amount involved in the action was equivalent to reais 306 million.

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

Back to Contents

Dividend Policy

We have normally paid an annual dividend in quarterly installments. The table below sets forth the historical per share and per ADS (each of which represents the right to receive one of our shares) amounts of interim and total dividends in respect of each fiscal year indicated. The amounts below reflect the stock split made in June 1999. Amounts for 1999 have not been restated to reflect the merger of Banco Central Hispanoamericano and Banco Santander.

	Pta. per Share Interim					Dollars per ADS Interim

	First	Second	Third	Fourth	Total	First	Second	Third	Fourth	Total

1999	9.15	9.15	9.15	10.40	37.85	0.0584	0.0576	0.0531	0.0625	0.2316
		Euro per Share Interim

2000	0.0661	0.0661	0.0661	0.0752	0.2735	0.0614	0.0561	0.0608	0.0662	0.2445
2001	0.07513	0.07513	0.07513	0.06311	0.2885	0.0656	0.0673	0.0661	0.0568	0.2558
2002	0.0775	0.07513	0.07513	0.06073	0.2885	0.0754	0.0612	0.0804	0.0680	0.2850
2003	0.0775	0.0775	0.0775	0.0704	0.3029	0.08602	0.0899	0.0842	0.08801	0.36235

For a discussion of regulatory and legal restrictions on our payments of dividends, see “Item 4. Information on the Company—B.Business Overview—Supervision and Regulation—Restrictions on Dividends”.

For a discussion of Spanish taxation of dividends, see “Item 10. Additional information—E.Taxation—Spanish Taxation of Dividends”.

The dividends paid on the guaranteed non-cumulative preference stock of certain of our subsidiaries, see “Item 5. Operating and Financial Review and Prospects—A.Operating Results — Results of Operations—Capital”, are limited by our Distributable Profits in the fiscal year preceding a dividend payment. “Distributable Profits” with respect to any year means our reported net profits after tax and extraordinary items for such year as derived from the parent Bank’s non-consolidated audited profit and loss account prepared in accordance with Bank of Spain requirements and guidelines in effect at the time of such preparation. Such requirements and guidelines may be expected to reflect the bank regulatory policies applicable to us, including without limitation those relating to the maintenance of minimum levels of capital. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Capital Adequacy Requirements” and “Item 4. Information on the Company—B. Business Overview—Restrictions on Dividends”. According to our interpretation of the relevant Bank of Spain requirements and guidelines, Distributable Profits during the preceding five years were:

Year Ended December 31,

1999	2000	2001	2002	2003

(in thousands of euros)
869,061	1,241,388	1,329,931	1,376,178	1,445,033

The portion of our net income attributable to our subsidiaries has increased steadily in recent years as our subsidiaries have grown and we have acquired new subsidiaries. Such profits are available to us only in the form of dividends from our subsidiaries and we are dependent to a certain extent upon such dividends in order to have Distributable Profits sufficient to allow payment of dividends on our guaranteed preference stock of our subsidiaries as well as dividends on our shares (although the payment of dividends on the shares is limited in the event of the non-payment of preference share dividends). We generally control a sufficient proportion of our consolidated subsidiaries’ voting capital to enable us to require such subsidiaries to pay dividends to the extent permitted under the applicable law. As a result of our growth we, as the holding entity of the shares of our various companies, have added investm ents in our subsidiaries, the financial costs of which are borne by us.

B. Significant Changes.

For significant changes that have occurred since December 31, 2003, see our Form 6-K relating to our first quarter 2004 results filed with the Securities and Exchange Commission on April 30, 2004.

Back to Contents

Item 9. The Offer and Listing.

A. Offer and listing details.

Market Price and Volume Information

Banco Santander Central Hispano’s Shares

During the last year, our shares were the shares with the second highest trading volume on the Spanish stock exchanges. At December 31, 2003, our shares represented 16.24% of the IBEX 35 Stock Exchange Index, the highest percentage among Spanish banks and the second of all Spanish issuers represented in this index. Our market capitalization of €44,775.3 million at 2003 year-end was the largest of any Spanish financial entity and the second largest of any Spanish company, according to information published by the Sociedad de Bolsas.

At December 31, 2003, we had 1,075,733 registered holders of our shares and, as of such date, a total of 344,517,260 of our shares or 7.23% were held by 836 registered holders with registered addresses in the United States and Puerto Rico, including JP Morgan Chase, as depositary of our American Depositary Share program.

Our shares are traded on Spain’s automated “continuous market”, the national, centralized market which integrates by computer quotations originating in the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao) (the “Automated Quotation Systems”). Our shares also are listed on the New York (in the form of American Depositary Shares), Milan, Lisbon and Buenos Aires Stock Exchanges. In 2001, we delisted our shares from the Tokyo Stock Exchange and in 2003, we delisted our shares from the London, Paris, Frankfurt and Swiss Exchanges. At December 31, 2003, 55.0% of our shares were held of record by non-residents of Spain.

The table below sets forth the high, low and last daily sales prices in euros for our shares on the continuous market for the periods indicated.

	Euros per Share (1)

	High	Low	Last

1999 Annual	12.09	6.90	11.24

2000 Annual	12.69	9.82	11.40

2001 Annual	12.38	6.93	9.41

2002 Annual	10.47	4.99	6.54
First Quarter	9.93	8.52	9.60
Second Quarter	10.47	7.49	8.04
Third Quarter	8.62	5.10	5.17
Fourth Quarter	7.32	4.99	6.54

2003 Annual	9.44	5.01	9.39
First Quarter	7.10	5.01	5.85
Second Quarter	7.63	5.97	7.63
Third Quarter	8.17	7.15	7.28
Fourth Quarter	9.44	7.25	9.39

Last six months
2004
January	9.77	9.16	9.24
February	9.42	8.93	9.32
March	9.36	8.36	8.85
April	9.57	8.84	8.96
May	9.02	8.17	8.68
June	8.95	8.53	8.53

(1)	Adjusted to reflect the stock split made in June 1999.

On July 12, 2004, the reported last sale price of our shares on the continous market was €8.52.

Back to Contents

American Depository Shares (ADSs)

Our ADSs have been listed and traded on the New York Stock Exchange since July 30, 1987. Each ADS represents one of our shares and is evidenced by an American Depositary Receipt, or ADR. The deposit agreement, pursuant to which ADRs have been issued, is among us, JP Morgan Chase, as depositary, and the holders from time to time of ADRs. At December 31, 2003, a total of 67,745,975 of our ADSs were held by 101 registered holders. Since certain of such of our shares and our ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

The table below sets forth the reported high, low and last sale prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Dollars Per ADS (1)

	High	Low	Last

1999 Annual	12.00	8.22	11.69
2000 Annual	11.69	8.38	10.56
2001 Annual	11.94	6.40	7.54
2002
Annual	9.49	4.75	7.05
First Quarter	8.71	7.46	8.22
Second Quarter	9.49	7.39	7.79
Third Quarter	8.58	5.01	5.18
Fourth Quarter	7.16	4.75	7.05
2003
Annual	12.01	5.68	12.01
First Quarter	7.58	5.68	6.36
Second Quarter	9.50	6.53	8.82
Third Quarter	9.34	8.35	8.51
Fourth Quarter	12.01	8.56	12.01
Last six months
2004
January	12.40	11.33	11.49
February	12.13	11.22	11.63
March	11.63	10.18	10.98
April	11.49	10.51	10.62
May	10.93	9.86	10.68
June	11.00	10.37	10.50

(1)	Adjusted to reflect the stock split made in June 1999.

On July 12, 2004, the reported last sale price of our ADSs on the New York Stock Exchange was $10.65.

B. Plan of distribution.

Not Applicable

C. Markets.

General

Spanish Securities Market

The Spanish securities market for equity securities (the “Spanish Stock Exchanges”) consists of the four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia (the “local exchanges”). The majority of the transactions conducted on them are done through the Automated Quotation System (Sistema Interbancario Bursátil Español or “S.I.B.E.”). During the year ended December 31, 2003, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges. According to statistics of the CNMV (defined below under “Securities Market Legislation”), the shares of Spanish banks are among the most heavily-traded securities on the Spanish Stock Exchanges.

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

There is a pre-opening session held from 8:30 a.m. to 9:00 a.m. each trading day on which orders are placed at that time. The computerized trading hours are from 9:00 a.m. to 5:30 p.m. Each session will end with a 5 minute auction, between 5:30 and 5:35 p.m., with a random closedown of 30 seconds. The price resulting from each auction will be the closing price of the session.

From May 14, 2001, new rules came into effect regarding the maximum price fluctuations in the price of stocks. Under the new rules, each stock in the continuous market is assigned a static and a dynamic range within which the price of stocks can fluctuate. The price of a stock may rise or fall by its static range (which is published once a month and is calculated according to the stock’s average historic price volatility) above or below its opening price (which shall be the closing price of the previous session). When the stock trades outside of this range, the trading of the stock is suspended for 5 minutes, during which an auction takes place. After this auction, the price of the stock can once again rise or fall by its static range above or below its last auction price (which will be considered as the new static price before triggering another auction). Furthermore, the price of a stock cannot rise or fall by more than its dynamic price r ange (which is fixed and published once a month and is calculated according to the stock's average intra-day volatility), from the last price at which it has traded. If the price variation exceeds the stock’s dynamic range a five minutes auction is triggered.

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

Clearance and Settlement System

Until April 1, 2003, transactions carried out on the regional Spanish stock exchanges and the continuous market were cleared and settled through the Servicio de Compensación y Liquidación de Valores, S.A. (the “SCL”). Since April 1, 2003, the settlement and clearance of all trades on the Spanish stock exchanges, the Public Debt Market (Mercado de Deuda Pública), the AIAF Fixed Income Market (Mercado AIAF de Renta Fija) and Latibex - the Latin American stock -exchange denominated in euros, are made through the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores (“Iberclear”), which was formed as a result of a merger between SCL and Central de Anotaciones del Mercado de Deuda Pública (CADE), which was managed by the Bank of Spain.

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

Finally, on July 17, 2003, the Securities Market law was amended by Law 26/2003 in order to reinforce the transparency of listed companies. It introduces:

•	information and transparency obligations including detailed requirements of the contents of the corporate web and the obligation to file with the CNMV an annual corporate governance report; and

•	the obligation to implement a series of corporate governance rules including, among others, regulations regarding the boards of directors and the general shareholders’ meeting.

Trading by Banco Santander Central Hispano’s Subsidiaries in the Shares

Some of our subsidiaries, in accordance with customary practice in Spain, and as permitted under Spanish law, have regularly purchased and sold our shares both for their own account and for the accounts of customers. Our subsidiaries have intervened in the market for our shares primarily in connection with customer transactions and, occasionally, in connection with transactions by non-customers that are undertaken for commercial purposes or to supply liquidity to the market when it is reasonable to do so. Such trading activity also has provided a mechanism for accumulating shares that were used to meet conversions into our shares of bonds issued by us and other affiliated companies and to make offerings of shares. We expect that our subsidiaries may continue to purchase and sell our shares from time to time.

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

Under the Corporations Law of Spain, a company and its subsidiaries are prohibited from purchasing shares of the company in the primary market. However, purchase of the shares is permitted in the secondary market provided that: (1) the aggregate of such purchases (referred to as “treasury stock” or “autocartera”) and the shares previously held by the company and its subsidiaries does not exceed 5% of the total capital stock of the company, (2) the purchases are authorized at a meeting of the shareholders of the acquiring company and the acquiring company’s parent, if any and (3) the acquiring company and its parent, if any, create reserves equal to the book value of the treasury stock included in its assets.

The law requires that the “Comisión Nacional del Mercado de Valores” (CNMV) be notified each time the acquisitions of treasury stock made since the last notification reaches 1% of the outstanding capital stock, regardless of any other preceding sales. Prior to adoption of the Corporations Law in 1989, treasury stock shares were considered to be outstanding for all purposes under Spanish law (except for calculating capital ratios pursuant to Bank of Spain requirements). The Corporations Law establishes, in relation to the treasury stock shares (held by us and our affiliates), that the exercise of the right to vote and other non-financial rights attached to them shall be suspended. Financial rights arising from treasury stock held directly by us, with the exception of the right to allotment of new bonus shares, shall be attributed proportionately to the rest of the shares.

Back to Contents

The portion of trading volume in the shares represented by purchases by our subsidiaries has varied widely from day to day and from month to month and may be expected to do so in the future. In 2003, 15.0% of the volume traded of the shares was effected not as a principal by Santander Central Hispano-SVB and 5.4% was effected not as a principal by Banesto Bolsa, S.A., S.V.B. The portion of trading volume in the shares allocable to purchases and sales as principal by our companies was approximately 20.3% in the same period. The monthly average percentage of outstanding shares held by our consolidated subsidiaries ranged from 0.411% to 1.005% in 2003. Our consolidated subsidiaries held 2,538,237 of our shares (0.05% of our total capital stock) at December 31, 2003.

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

General

As of December 31, 2003, the Bank’s share capital was €2,384,201,471.50, represented by a single class of 4,768,402,943 book-entry Banco Santander Central Hispano shares with a nominal value of €0.50 each. Since that date, our share capital has not changed. All of our shares are fully paid and non-assessable. Spanish law requires that bank-listed equity securities be issued in book-entry form only.

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

Back to Contents

Meetings and Voting Rights

We hold our annual general shareholders meeting during the first six months of each fiscal year on a date fixed by the board of directors. Extraordinary meetings may be called from time to time by the board of directors whenever the Board considers it advisable in corporate interests, and whenever so requested by stockholders representing at least 5% of the outstanding share capital of Banco Santander Central Hispano. Notices of all meetings are published in the Official Gazette of the Mercantile Register and in one of the local newspapers having the largest circulation in the province where the registered office of Banco Santander Central Hispano, S.A. is located. Our last ordinary general meeting of shareholders was held on June 19, 2004 and our last extraordinary general meeting of shareholders was held on February 9, 2002.

Each Banco Santander Central Hispano share entitles the holder to one vote, although only registered holders of at least 100 Banco Santander Central Hispano shares are entitled to attend stockholders’ meetings. Holders of fewer than 100 Banco Santander Central Hispano shares may aggregate their Banco Santander Central Hispano shares by proxy and select a representative to attend the stockholders’ meeting. The ordinary general shareholders’ meeting held on June 19, 2004, approved modifications of our by-laws, which are pending registration on the Mercantile Register, to eliminate the restriction mentioned before so that holders of any number of shares will be entitled to attend shareholders’ meetings. Our by-laws do not contain provisions regarding cumulative voting.

Any Banco Santander Central Hispano share may be voted by proxy. Proxies may be given only to shareholders who are entitled to attend the shareholders’ meeting and are acting in their individual capacity, must be in writing and are valid only for a single meeting.

In accordance with the Regulations of the General Shareholders’ Meeting, the Group’s website includes as of the date the General Shareholders’ Meeting is called, the details regarding the manner and procedures for shareholders to follow to confer representation on any other shareholder who is eligible to attend the General Shareholders’ Meeting in his own right and to vote by proxy. The manner and procedures for electronic delegation and voting via the Internet are also indicated.

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

A quorum of 25% of the subscribed voting capital is required to vote on such actions on the second call. A two-third majority of our present or represented voting capital is required to approve all of the above listed actions when the shareholders’ meeting is held on second call and less than 50% of our subscribed voting capital is present.

Back to Contents

Changes in Capital

Any increase or reduction in share capital must be approved at the general meeting in accordance with the procedures explained above in the section entitled “Meetings and Voting Rights.”

Dividends

We normally pay a yearly dividend in advance in quarterly installments in July, October and January and a complementary dividend that is generally paid in April of the following year. We and our domestic banking subsidiaries are subject to certain restrictions on dividend payments, as prescribed by the Ministry of Economy and the Bank of Spain. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Restrictions on Dividends”.

Our by-laws establish that any available profits shall be distributed in the following order: first, the legally required amounts are placed into the compulsory reserves. Next, our board of directors will assign such amounts it considers appropriate to voluntary reserves and ”fondos de previsión” (general allowances). After separating the amount which should be carried forward, if the board deems it advisable, the remaining amount will be divided equally amongst our shareholders under the limitations imposed by Spanish law.

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

Preemptive Rights

In the event of a capital increase, each shareholder has a preferential right by operation of law to subscribe for shares in proportion to its shareholding in each new issue of Banco Santander Central Hispano shares. However, this right may be excluded under certain circumstances by specific approval at the shareholders’ meeting and this right is deemed excluded in the relevant capital increase when the shareholders’ meeting approves:

•	capital increases following conversion of convertible bonds into Banco Santander Central Hispano shares; or

•	capital increases due to the absorption of another company or of part of the spun-off assets of another company, when the new shares are issued in exchange for the new assets received.

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

Registration and Transfers

The Banco Santander Central Hispano shares are in book-entry form. We maintain a registry of shareholders. We do not recognize more than one person as the person entitled to vote each share in the shareholders meeting.

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

Back to Contents

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

Legal Restrictions on Acquisitions of Shares in Spanish Banks

Certain provisions of Spanish law require notice to the Bank of Spain prior to the acquisition by any individual or corporation of a substantial number of shares of a Spanish bank.

Any individual or corporation that wishes to acquire, directly or indirectly, a significant participation (participación significativa) in a Spanish bank must give advance notice to the Bank of Spain describing the size of such participation, its terms and conditions, and the anticipated closing date of the acquisition. “Significant participation” is defined as 5% of the outstanding share capital or voting rights of the bank or any lesser participation that gives the acquirer effective influence or control over the target bank.

In addition, advance notice must be given to the Bank of Spain of any increase, direct or indirect, in any significant participation at each of the following levels of ownership: 10%; 15%; 20%; 25%; 33%; 40%; 50%; 66% and 75%. Notice to the Bank of Spain is also required from anyone who, as a result of the contemplated acquisition, may attain sufficient power to control the credit entity.

Any acquisition mentioned in the preceding sentence to which the required notice was not given or even if given, a three month period after receipt of notice has not yet elapsed, or that is opposed by the Bank of Spain will have the following effects: (1) the acquired shares will have no voting rights, (2) the Bank of Spain may seize control of the bank or replace its board of directors, and (3) a fine may be levied on the acquirer.

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

If the Bank of Spain determines at any time that the influence of a person who owns a significant participation of a bank may adversely affect that bank’s financial situation, it may request that the Ministry of Economy: (1) suspend the voting rights of such person’s shares for a period not exceeding 3 years; (2) seize control of the bank or replace its board of directors; or (3) revoke the bank’s license.

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

Back to Contents

Tender Offers

Royal Decree 432/2003 of April 11, 2003 (“RD 432/2003”) modifies the current regulations on tender offers set forth by Royal Decree 1197/1991 of July 26, 1991 (“RD 1197/1991”) reinforcing the protection of minority shareholders and introducing certain changes intended to make the tender offer regime more flexible.

RD 432/2003 introduces additional scenarios which impose the mandatory launching of a tender offer. A person or entity must first launch a tender offer if it proposes to acquire a significant shareholding (25% or more) in the voting stock of the target company’s shares (or certain other equivalent securities that may directly or indirectly give the right to subscribe for shares) of a publicly-traded Spanish company. The tender offer must be for shares representing, at least, 10% and up to 100% of the target’s company capital, contingent on the final percentage of the capital of such target company to be acquired (basically, 25% or more or 50% or more). Also, the launching of a tender offer is mandatory for the acquisition of shares representing 6% or more of the capital of the target company during any twelve-month period when the offeror holds a stake between 25% and 50% of the target’s company capital.

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

Reporting Requirements

The acquisitions or transfers of shares of any company listed on a Spanish Stock Exchange where, following the transaction, the acquiror’s ownership participation reaches 5% or any multiple of 5% of the capital stock of such company, or the seller’s participation is reduced from one of the above mentioned levels of ownership, must be reported, within 7 business days after such acquisition or transfer. The reporting must be made to the company that issued the traded shares, to the Governing Companies (Sociedades Rectoras) of the Spanish stock exchanges on which such company is listed, and to the Comisión Nacional del Mercado de Valores. This threshold percentage will be 1%, or any multiple of 1%, whenever the acquirer, or the person who acts on his/her behalf, is a resident of a tax haven as defined in accordance with Royal Decree 1080/1991, or of a country or territory where there is no authority entrusted with the supervision of the securities markets, or when the designated authority declines to exchange information with the Comisión Nacional del Mercado de Valores. The Minister of Finance is required to specify countries and territories in such cases, as proposed by the Comisión Nacional del Mercado de Valores.

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

The directors of any company listed on a Spanish stock exchange must report to the Comisión Nacional del Mercado de Valores, to the Governing Companies (Sociedades Rectoras) of the Stock Exchanges on which the company is listed, and to the company itself, the amount of shares or option rights over the company’s shares that they hold at the time of their appointment (or, if applicable, report that they own no shares or options) directly, through companies they control or any other intemediary, regardless of the amount, and must report all acquisitions or transmissions of shares in the company, regardless of the amount that they carry out by themselves or by means of either the companies they control or an intermediary. The directors must also report the acq uisition or transfer of option rights over the company’s shares.

In addition, managers of any listed company must report to the Comisión Nacional del Mercado de Valores the acquisition of shares and option rights over shares as a result of a compensation plan related to the shares’ price. Any change of the aforesaid plans must be also reported.

Board of Directors

Our Board of Directors may be made up of a minimum of 14 and a maximum of 30 members, appointed by the general meeting of shareholders. Members of the Board of Directors are elected for an initial term of three years but can be re-elected. One third of the members of the Board are elected each year. The Board of Directors will endeavor for the external or non-executive directors to represent a majority of the members of the Board, and that a reasonable number of independent directors, as defined by the Board’s Regulations, be part of the external ones. These independence standards

Back to Contents

may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Independence of the Directors on the Board of Directors.”

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

The ordinary general shareholders’ meeting held on June 19, 2004 approved a modification of Article 31 of our bylaws. Such modification is pending registration on the Mercantile Register. Once registered, Article 31 will add omissions contrary to law or to the by-laws to the causes for which directors will be liable and will specify that directors will also be liable for any acts or omissions contrary to the duties inherent in the exercise of their office rather than, as currently stated, being liable for any acts that are carried out without observing the formalities followed by a responsible business person and a trustworthy representative.

The board of directors may pass resolutions in order to establish the amount of each payment of any capital call with respect to partially paid-in shares. The board will also establish the period within which the payments must be made and other details, all of which must be published in the “Boletín Oficial del Registro Mercantíl” (the Official Gazette of the Mercantile Register). Any delays in the payment of capital calls will bear interest starting from the day when the payment is due and without the need for any judicial or extra-judicial summons. We will also be able to take any action authorized by law to collect such sums.

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

D. Exchange controls.

Restrictions on Foreign Investments

Under present regulations, foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation on the amount other than applicable taxes. See “Taxation”. On July 4, 2003, Law 19/2003 was approved which updates Spanish exchange control and money laundering prevention provisions, by recognizing the principle of freedom of the movement of capital between Spanish residents and non residents. The law establishes procedures for the declaration of capital movements for purposes of administrative or statistical information and authorizes the Spanish Government to take measures which are justified on grounds of public policy or public security. It also provides the mechanism to take exceptional measures with regard to third countries if such measures have been approved by the European Union or by an international organization to which Spain is a party. The Spanish stock exchanges and securities markets are open to foreign investors. Royal Decree 664/1999, on Foreign Investments (April 23, 1999), established a new framework for the regulation of foreign investments in Spain which, on a general basis, will no longer require any prior consents or authorizations from authorities in Spain (without prejudice to specific regulations for several specific sectors, such as television, radio, mining, telecommunications, etc.). Royal Decree 664/1999 requires notification of all foreign investments in Spain and liquidations of such investments upon completion of such investments to the Investments Registry of the Ministry of Economy, strictly for administrative statistical and economical purposes. Only investments from “tax haven” countries (as they are defined in Royal Decree 1080/1991), shall require notice before and after performance of the investment, except that no prior notice shall be required for: (1) investments in securities or participations in funds of the investment that are registered with the CNMV, and (2) investments that do not increase

Back to Contents

the foreign ownership of the capital stock of a Spanish company to over 50%. In specific instances, the Counsel of Ministers may agree to suspend, all or part of, Royal Decree 664/1999 following a proposal of the Minister of Economy, or, in some cases, a proposal by the head of the government department with authority for such matters and a report of the Foreign Investment Body. These specific instances include a determination that the investments, due to their nature, form or condition, affect activities, or may potentially affect activities relating to the exercise of public powers, national security or public health. Royal Decree 664/1999 is currently suspended for investments relating to national defense. Whenever Royal Decree 664/1999 is suspended, the affected investor must obtain prior administrative authorization in order to carry out the investment.

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

Taxation of capital gains

Under the Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. For Spanish tax purposes, income obtained by you if you are a U.S. resident from the sale of ADSs or shares will be treated as capital gains. Spanish nonresident income tax is currently levied at a 35% tax rate on capital gains obtained by persons not residing in Spain for tax purposes who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation.

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

Back to Contents

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

The summary is based upon tax laws of the United States including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which may affect the tax consequences described herein possibly with retroactive effect. In addition, the summary is based on the Convention Between the United States and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”) and is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms. Prospective purchasers of the ADSs or shares are urged to consult their own tax advisers as to the United States, Spanish or

Back to Contents

other tax consequences of the purchase, ownership and disposition of ADSs or Shares in their particular circumstances, including the effect of any U.S. state or local tax laws.

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

In general, for United States federal income tax purposes, U.S. Holders of ADSs will be treated as the holders of the underlying shares represented by those ADRs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Spanish taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are pre-released.

Taxation of Distributions

Subject to the discussion of the passive foreign investment company rules below, to the extent paid out of our current or accumulated earnings and profits (as determined in accordance with United States federal income tax principles), distributions, including any Spanish withholding tax, made with respect to ADSs or shares (other than certain distributions of our capital stock or rights to subscribe for shares of our capital stock) will be includible in the income of a U.S. Holder as ordinary dividend income. Such dividends will not be eligible for the “dividends received deduction” generally allowed to corporations receiving dividends from domestic corporations under the Code. To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the ADSs or shares, and thereafter as capital gain. The amount of the distribution will equal the U.S. dollar value of the euros received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for U.S. Holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any euros received into U.S. dollars at that time. Any gains or losses resulting from the conversion of euros into U.S. dollars will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source. Dividends generally will constitute foreign source “passive” or “financial services” income for U.S. foreign tax credit purposes.

Subject to meeting certain conditions, dividends paid to a non-corporate U.S. holder paid before January 1, 2009 will be taxed at a maximum rate of 15%. Non-corporate holders should consult their own tax advisers to determine the implications of the rules regarding this favorable rate in their particular circumstances.

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

Back to Contents

Passive Foreign Investment Company Rules

We believe that we are not a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes for the taxable year 2003. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25 percent owned equity investments) from time to time, and based upon certain proposed Treasury Regulations that are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we will not be considered a PFIC for any taxable year.

In the event we are a PFIC, certain materially adverse tax consequences could apply to you.

Information Reporting and Backup Withholding

Information returns may be filed with the Internal Revenue Service in connection with payments of dividends on, and the proceeds from a sale or other disposition of, ADSs or Shares. A U.S. Holder may be subject to United States backup withholding tax on these payments if the United States Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

F. Dividends and paying agents.

Not Applicable

G. Statement by experts.

Not Applicable

H. Documents on display.

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. In addition, the SEC maintains a website that contains information filed electron ically with the SEC, which can be accessed over the internet at http://www.sec.gov.

I. Subsidiary information.

Not Applicable

Back to Contents

Item 11. Quantitative and Qualitative Disclosures About Market Risks

Introduction

Our risk management activities involve the integrated qualification and quantification of the different types of risk (credit risk, operational risk, environmental risk and market risk) which are assumed by our business units in their activities.

We have divided this section, according to the primary risks faced by the Group, in the following seven parts:

•	Organization of Risk Management;

•	Global Analysis of Risk. Integral Risk Framework;

•	Credit Risk;

•	Operational Risk;

•	Environmental Risk;

•	Reputational Risk; and

•	Market Risk.

Part 1. Organization of Risk Management

We regard risk management as one of our key priorities in generating value on a sustained basis. This model of management is in line with the principles of the New Basle Capital Accord.

The Risks Division reports to the third Vice-Chairman and Chairman of the Risk Committee of the Board of Directors. The Committee deals with all types of risk including credit, market, liquidity, operational and counterparty risk. This Committee:

•	sets the Group’s risk policies, in accordance with the Board’s Executive Committee;

•	sets the risk limits and the levels of authority delegated;

•	ensures that the risk levels assumed at the individual and global level meet the targets set;

•	resolves transactions beyond the powers delegated to bodies immediately below;

•	empowers other committees lower down the hierarchy to deal with risks;

•	receives information on the significant issues that it must know about and decide upon;

•	regularly reviews the exposures to main clients, economic sectors, geographic areas and risk categories;

•	supervises the fulfilment of risk objectives, the tools used to manage risk, the measures being taken to improve risk management and any other actions undertaken in this area;

•	receives, evaluates and monitors the observations and recommendations which, for varying reasons, are made by the supervisory authorities; and

•	ensures that the Group’s measures are consistent with the level of risks previously decided.

The Board’s subsidiary bodies have the necessary skills and independence to supervise development of the general strategy, as well as the decisions taken by senior management which, in turn, sets the business plans, supervises the daily decisions and ensures they are in line with the objectives and policies set by the Board.

We use a series of techniques and tools, which are mentioned in detail in different parts of this Item. Of note are:

•	Internal ratings, with valuation of the different components which, by client and operation (collaterals, maturities, etc), enable to estimate the probabilities of failure and then the loss expected based on of historical data.

Back to Contents

•	Return on Risk Adjusted Capital (RORAC), used for pricing operations (bottom up) to analysis of portfolios and units (top down).

•	Economic capital estimated by valuating various risks (credit, business, etc), both as a reference of the management by different building blocks and the return obtained, as well as in admission processes and the reference limit of the global classifications of large clients.

•	Value at risk as an element of control and for setting the limits of different portfolios.

•	Stress testing to complement the analysis of market and credit risk, in order to value the impact of alternative scenarios, including on provisions and capital.

In 2003, we changed our organizational structure in order to group together the executive functions and adapt the organizational structure of the risk units to the business areas and segments more precisely. With these objectives in mind, the credit and market risk functions are integrated into a single unit and organized by large segments of clients, covering admission, tracking, and recovery in all countries where we operate and under the following organizational framework:

•	Corporate risks and counterparty;
•	Company retail banking risks; and
•	Standardized retail banking risks.

In accordance with the requirements of independence established in the New Basle Capital Accord (BIS II), we established another autonomous management unit for integrated management and internal control of risks. This unit’s functions are to contribute a global view of the Bank’s risk policies, to measure risk, to provide analysis and methodologies for different risk exposures, as well as to exercise the control needed to guarantee the consistency and homogeneity of processes and tools.

Both management units report to the third Vice-Chairman who is responsible for the Risks Division.

Part 2. Global Analysis of Risk. Integral Risk Framework.

In 2003, we developed a tool to assign and aggregate the economic capital of the Group and of its main business units. Known as the Integral Risk Framework (IRF), the tool addresses the main risks to which the Group is exposed: credit, market, structural, operational and business, as well as the degree of correlation (diversification) between these risks and the different business units.

The model provides a reasonably precise measurement of the economic capital needed to support the risk assumed by the Group with the level of confidence associated with a rating target of AA. It also produces measurements of return adjusted to the risk of the main business units and of the Group as a whole.

A comparison of the results of the economic capital needed with the capital funds available shows that the Group is sufficiently well capitalized to support the risk of its business with a level of confidence equivalent to a rating target of AA.

The global risk map of the Group at the end of 2003, according to the IRF, and the distribution of the economic capital among the different types of risk and among the main business units is shown below.

Back to Contents

Credit risk is the Group’s main risk and accounts for 42% of the total risk in terms of economic capital. Market risk, which includes trading and the structural exchange rate position (as highlighted under “Rest of Market” in the table above) as well as the industrial portfolio and the Group’s alliances (as highlighted under “Equity Stakes” in the table above), accounts for just over one-third of total risk. The other risks represent 21%. The aggregate capital is 15% lower than the sum of the capital of the independent units because of the Group’s diversification. A multi-factor model and simulation techniques are used to estimate the aggregated economic capital and assign it by units. This enables the effect of the diversification to be quantified.

According to the results of the IRF, the Group’s risk-adjusted return is 16.6% compared to an estimated cost of capital of 10.75%, which means that there is a high capacity to generate value.

The methodology used for operational risk is that proposed by the Basle Committee (standardized model), while international benchmarks are used for the business risk model.

Part 3. Credit risk

Our management of credit risk is concerned with the identification, measurement, integration, control and evaluation of our different credit exposures, as well as the risk-adjusted return from a global perspective and within each area of activity.

The organization of the risk management function in our different banks, both in Spain and abroad, is based on the principles and basic organizational structure of the parent bank in Spain, without detriment to the need to adapt to the particular features of local markets.

At the end of 2003, 65.4% of the Group’s credit risk was in Spain, 15.9% in Latin America, 14.5% in the rest of Europe (mainly Portugal and Germany) and 4.3% in the rest of the world.

The following tables show the Group’s gross exposure (before conversion factors) to credit risk, distinguishing between credit risk with clients, fixed income and credit entities, as of December 31, 2003:

Back to Contents

Santander Group - Gross Exposure to Credit Risk

	Outstanding	Commitments		Credit
	clients	clients	Fixed income	entities	Derivatives	Total	%

SPAIN	134,062	30,596	42,971	6,990	15,169	229,778	65.4
Parent bank	81,057	18,320	36,118	2,174	12,322	149,992	42.7
Banesto	38,753	8,434	6,817	2,637	2,587	59,227	16.9
Rest of Spain	14,251	3,843	36	2,179	260	20,569	5.9
REST OF EUROPE	34,025	5,263	5,035	4,961	1,547	50,831	14.5
Germany	9,339	986	364	328	13	11,030	3.1
Portugal	20,039	2,164	4,559	2,043	1,391	30,196	8.6
Others	4,648	2,112	111	2,590	143	9,604	2.7
LATIN AMERICA	30,934	6,094	13,285	3,278	2,155	55,746	15.9
Brazil	4,998	1,171	3,946	190	395	10,701	3.0
Chile	9,536	335	1,815	240	923	12,848	3.7
Mexico	8,782	3,505	2,783	1,808	732	17,609	5.0
Puerto Rico	4,192	478	2,814	195	83	7,763	2.2
Venezuela	935	319	655	600	0	2,508	0.7
Rest of Latin America	2,490	287	1,272	246	23	4,317	1.2
REST OF WORLD	3,324	5,716	387	4,467	1,124	15,017	4.3

TOTAL GROUP	202,344	47,669	61,678	19,696	19,995	351,382	100

Data at 31/12/03. Amounts in millions of euros. Excluding doubtful loans and trading fixed-income. Credit entities do not include repos (included as derivatives). Derivatives in credit risk equivalent.

The distribution of the exposure to credit risk with clients is as follows:

Risk distribution with clients by segments

			Public		Individuals	Rest of	Rest of
		Total	sector	Companies	mortgages	individuals	segments

SPAIN		164,658	6.745	104.693	32.584	19.044	1,593
Parent bank		99,377	5,367	58.232	24.258	9.928	1,593
Banesto		47,187	833	35,979	7,524	2,851	0
Rest of Spain		18.094	546	10.481	803	6.265	0
REST OF EUROPE		39.288	485	20.164	5.914	12.725	0
Germany		10,325	0	1,708	0	8,616	0
Portugal		22.203	485	13.226	5.914	2.578	0
Rest of Europe		6,760	0	5,229	0	1,531	0
LATIN AMERICA		37.027	4.735	19.728	3.853	6.912	1.800
Brazil		6.169	12	4.367	165	1.591	33
Chile		9.870	198	5.726	1.762	2.184	0
Mexico		12.287	4.330	4.767	678	2.511	0
Puerto Rico		4.670	165	2.960	1.155	390	0
Venezuela		1.254	6	1.058	18	162	11
Rest of Latin America		2.777	23	850	75	73	1.756
REST OF WORLD		9.039	0	8.554	0	485	0

TOTAL GROUP		250.013	11,965	153.139	42.350	39.166	3.393

% of total		100,0%	4,8%	61,3%	16,9%	15,7%	1,4%

Data at 31/12/03. Amounts in millions of euros.

Back to Contents

The following charts show the distribution of the exposure (EaD or exposure at default), according to the equivalent external rating of the main groupings of credit risk and the expected loss for each tranche (the line):

The rating distribution in the portfolio of clients is typical of retail banking. Most of the ratings below BBB are the portfolios of small and medium sized companies (“SMEs”), consumer loans and part of the Group’s mortgage portfolios. They have a high degree of fragmentation, lower proportional consumption of capital and levels of expected loss comfortably covered by the spread on the operations.

Customer segmentation for credit risk management

Credit risk management is conducted according to customer segments and the features of products.

The treatment of global clients (governments, large corporate groups and multinational financial groups) is done on a centralized basis for the whole Group, with set global exposure limits. There are specific departments for analyzing country and sovereign risk, counterparty risk, etc.

In 2003, we set internal limits for large corporate groups based on the economic capital consumed by those groups.

Global clients, large companies and local institutions receive personal treatment by risk analysts, specialized by sectors or countries, who are assigned a portfolio of clients for analysis and continuous tracking. This structure of risk management is similar to the structure of business management.

We manage risk with retail clients (small firms, businesses and individuals) on a decentralized basis, following policies and guidelines that are designed centrally, with the support of automatic systems for valuation and decision-making.

	Management	Valuation	Analysis
		tool	criterion

Governments	Centralized at Group	Rating	100% view of analyst
Multinational corporations and financial groups	Centralized at Group	Rating	100% view of analyst
Local corporations and financial groups	Centralized at Units	Rating	100% view of analyst
SMEs	Decentralized	Rating/Scoring	Analyst view + automatic valuation
Micro-companies and Businesses	Decentralized	Scoring	Automatic valuation
Individuals	Decentralized	Scoring	Automatic valuation

Back to Contents

Internal rating tools

The Bank has been using internal ratings in order to assess and track risk for more than 10 years. The aim is to measure the degree of risk of a client or transaction. Each rating corresponds to a certain probability of non-fulfilment or non-payment, as a result of past experience.

The process for assigning the rating of companies depends on the segment. The weight of the view of the analyst is greater in the case of large clients, which involve more complex analysis, while the rating of clients and operations in retail segments is based more on pre-established rules of valuation where a more computerized treatment can be used. The process of assessment can differ depending on the business sector (financial entities, public institutions, industrial companies, real estate development, etc).

The graph on the left shows the distribution of the companies that comprise Santander Central Hispano Spain’s credit risk portfolio. The graph on the right shows the outstanding balances of loans by rating of those companies.

The curves shown in the following tables reflect non-performing loans relating to individual customers, granted in Spain, each year up until their maturity (vintages). The historical data provided permits a simulation of future performance.

Back to Contents

Master scale of ratings

The Group has a Master Scale (see table below), which compares, at the same rate of anticipated non-performing loans, the different ratings which are used in the various homogeneous segments of risk.

Master scale of ratings

External rating	Internal rating	Probability of default

AAA	9.3	0.01%
AA+	9.2	0.02%
AA	9.0	0.02%
AA-	8.6	0.03%
A+	8.1	0.05%
A	7.7	0.07%
A-	7.3	0.10%
BBB+	6.8	0.15%
BBB	6.3	0.25%
BBB-	5.7	0.44%
BB+	5.2	0.70%
BB	4.6	1.24%
BB-	4.0	2.19%
B+	3.4	3.87%
B	2.8	6.83%
B-	2.2	12.06%
CCC	1.5	23.42%

Concept of expected loss

As well as evaluating the client, the assessment of expected loss considers aspects such as the maturity, the type of product and the guarantees that exist, adjusting the initial rating based on that assesment. As a result, not only is the probability of default (PD) taken into account, but also the estimated exposure at the time of default (EaD) and the loss given default (LGD).

The correct calculation of expected loss is important to ensure that the price adequately reflects the resulting risk premium, and that the expected loss is reflected as one of the costs of the activity.

The following tables, reflecting data on non-performing loans in Spain, include the distribution of delinquent consumer and mortgage loans since 1995, according to the percentage of recoveries, after deducting all costs (financial and opportunity) incurred in recovery.

Back to Contents

The concept of expected loss, moreover, is the basic element of the new Spanish and international credit risk regulations. Circular 9/99 of the Bank of Spain established a quarterly obligation to allocate a statistical provision based on the intrinsic risk of each operation or expected loss. The provision can be calculated either by applying the standard coefficients set by the regulator for each homogeneous risk group or by using internal estimates that have been previously validated by the supervisor.

In the international sphere, the Basel Committee’s proposal to reform the 1988 Capital Accord is also based on the concept of expected loss, using internal ratings in order to determine the minimum levels of regulatory capital in the most advanced frameworks.

Measurements of expected loss

Our expected credit risk loss, at the end of 2003, was €1,973 million, 0.65% of the exposure, (equivalent to 0.56% of the gross exposure and 0.98% of the risk balance of clients). The distribution of the expected loss by areas is detailed in the following chart:

Test of reasonableness in expected loss of the parent bank

In order to test the calculation model for expected loss, the following table compares the specific provisions, net of recoveries, that were actually allocated for the portfolio of Banco Santander Central Hispano’s business in Spain over the last few years with the estimated expected loss.

Net loan-loss provisions and expected loss

Parent bank - Spain (% of average risk)
									Average	Average adjusted	Expected
1995	1996	1997	1998	1999	2000	2001	2002	2003	95-03	to the cycle	loss

0.90%	0.53%	0.40%	0.12%	0.07%	0.11%	0.21%	0.27%	0.19%	0.31%	0.39%	0.44%

The allocations fell substantially during 1995-99, grew again during the last period as a result of the slowdown in the economy, thereby reflecting their cyclical nature, and declined again in 2003. The average losses must be adjusted to the effect of the economic cycle (the series contains more “good” than “bad” years). The adjusted average of 0.39% compares reasonably with the expected loss of 0.44% envisaged in the model.

Back to Contents

The following table provides a detail of the expected loss of the Santander Central Hispano Bank’s business in Spain credit portfolios:

Santander Central Hispano Bank - Business in Spain: credit portfolios expected loss

	Outstanding	Expected	Expected
Portfolio	risk	loss(%)	loss

Corporate	16,232	0.15%	23.9
SEMs	27,477	0.42%	115.6
Institutional	6,694	0.19%	12.8
Microcompanies	7,660	0.89%	68.1
Individuals	33,254	0.53%	178.0
Mortgages individuals	25,597	0.21%	54.2
Other individuals	7,657	1.62%	123.8

Total	91,318	0.44%	398.3

Balances at 31/12/03. Amounts in millions of euros.

Measurements of cost of credit (observed loss)

The following charts show the cost of credit risk at the Santander Group and its main business areas during 2003 and its comparison with previous years, measured through different frameworks:

Back to Contents

Risk premium quantification

Our policy is to maintain a medium to low risk profile, both in credit and market risk.

With regard to credit risk, this qualitative objective can be expressed in terms of expected loss. Currently, our expected loss target for business in Spain must not exceed 0.40% of the outstanding balance of risk (lending plus guarantees), while for the Group as a whole it must not be more than 1%.

Concept of economic capital. RORAC methodology

Credit losses can surpass the level of expected loss for various reasons (economic cycle, concentration of exposure, and errors in the model). The volatility of losses or unexpected loss is the real credit risk. While provisions are in response to the expected losses as well as the spread, to the extent that the risk premium affects prices, entities endow themselves with capital to cover the contingency of higher than expected credit losses.

Conceptually, economic capital is the capital necessary to bear the credit losses with a level of confidence that depends on the institution’s target rating. In the case of the Santander Group, the level of confidence with which the economic capital is measured is 99.97% (losses could exceed capital three times in 10,000 years) which is equivalent to an AA target rating.

Traditionally, the concept of economic capital has been contrasted with that of regulatory capital which is the capital required by the regulation of solvency which currently is not sufficiently sensitive to risk. However, the reform of the 1988 Capital Accord is going to bring both concepts closer together.

Once the expected loss is calculated on the basis of the rating of the client and other aspects of the operation, a determination can be made on the economic capital required to respond to this risk. By aggregation, we can calculate the economic capital of the rest of the operations of the client and, bearing in mind the appropriate factors of diversification/correlation, of a portfolio of clients, a business unit or a whole bank.

Determining the economic capital enables the risk adjusted return of credit operations to be measured (RORAC methodology), setting the return – with the expected loss considered as one of the costs of the activity – against the economic capital consumed.

RORAC methodology enables the return on operations, clients, portfolios and businesses to be compared on a homogeneous basis, identifying those that obtain a risk adjusted return higher than the cost of our capital, and thus aligning risk and business management with the overall objective of creating value.

We have been using RORAC methodology in our credit risk management since 1993, with the following purposes:

•	To analyze and set prices during the decision-making process for operations (admission) and clients (tracking);
•	To estimate the capital consumption of each client, portfolio or business segment; and
•	To calculate the level of provisions that correspond to average expected losses.

The Bank regularly reviews the RORAC objective or the minimum threshold for its risk operations in order to ensure they create shareholder value. The RORAC target is currently 29%. This is roughly equivalent to a net return on economic capital of 15% after deducting the operating costs incurred.

Back to Contents

Internal risk models for calculating statistical or anti cyclical provisions (Circular 9/99 of the Bank of Spain)

On June 23, 2000, shortly before the reference regulations came into effect, we sought recognition from the Bank of Spain of our internal model for calculating provisions, based on internal ratings, for our whole lending portfolio in Spain.

We were the first Spanish large bank to fully make use of Circular 9/99 of the Bank of Spain which also anticipated the rules and disciplines of the BIS II.

Our internal model for corporate risks has been approved by the Bank of Spain, and our model for consumer lending and mortgages is currently under review (as more than a year has passed since its initial validation).

New Basel Capital Accord (BIS II)

In accordance with BIS II, we have placed greater emphasis on risk management and fostered continuous improvements for purposes of evaluation.

We have also been participating very actively in different forums on risk management, both Spanish and international, as well as maintaining contacts with the regulatory authorities of different countries and working on quantitative impact studies, contributing constructively to improve the technical aspects of the Accord.

We will apply for formal recognition of our internal risk models in accordance with the BIS II requirements, as soon as the new regulation allows us to do so.

We developed the Leadership Project which led to the approval of our internal models in Spain, as well as the Master Plan which was approved in 2002 in order to establish the internal Basle II models in the various units and geographic areas.

The development of the Master Plan gave rise to a series of actions, including:

•	Development of Master Plans adapted to the needs of countries and specific units;
•	Appointment of local risk controllers in each country/unit, whose functions are already being exercised in full coordination with local organizations;
•	Sending of monthly databases with all the information needed for their future incorporation to internal models;
•	Identification of Mexico as the pilot unit for developing and establishing the necessary methodologies for their later use in other units/countries of the Group, in such specific aspects as:
• Capturing the information needed to improve rating tools by customer segments;
• Simulation models;
• VaR capitalization model of market risks;
• Integration of credit risk and country-risk;
•	Extending it to the rest of units of the envisaged perimeter; and
•	Identification of information requirements in applications and systems.

By the end of 2003, we accomplished the following:

•	Finalized improvements to our rating tools by segments on the foreseen perimeter of countries and units. As we evaluate these tools, additional adjustments may be necessary.
•	Established the Systems Planning Committee which ensures the maintenance and availability of necessary information, and coordinates that information for the whole of the Group.

An independent unit within the Risks Division is responsible for developing the tasks necessary to satisfy the requirements of the New Accord. These tasks include:

•	Collaborating in the internal process of evaluating capital and establishing the capital objectives that meet the risk profile and the Group’s control through the necessary methodologies;
•	Providing the necessary systems for global tracking of the composition and quality of different risk portfolios;
•	Fully evaluating all the risks facing the Group in the process of estimating capital; and
•	Actively participating, in an independent way, in the development, selection, application and validation of the rating models. This includes examination of rating criteria and documentation of change. Management will verify that the definitions of the ratings are applied uniformly in the different units and geographic areas. It will also be responsible for drawing up and analyzing reports on systems, historical data, migration and trends.

Back to Contents

Control and tracking systems

Control is crucial in assuring adequate management of credit risk and maintaining a risk profile within the parameters set by the Board and senior management.

This function is carried out by various mechanisms inside and outside the Risks Division.

Within the Division, and with the independence of the business areas that characterize the Division, decision-making in the admission phase is subject to a system of controls established by the Risk Committee of the Board of Directors. The decisions in the admission phase are predominantly collective. One of the functions of the Division is to track the risks assumed, as a differentiated phase of the credit cycle, for which resources and specific people are identified.

The following occurs during the tracking phase:

•	Compliance of limits. Any excesses are detected.
•	Ratings assigned. The review is at least once a year, but it can be more often depending on the rating or if signs of weakness have been detected.
•	Special watch system. We have a system (companies under Special Watch or FEVE) which monitors companies where real or potential signs of deterioration have been detected. The system has various levels (track, reduce, secure, extinguish) which prompt specific actions (reduce the exposure, assume new guarantees, etc.). The inclusion of a company or group under Special Watch can result from the tracking, changes in the ratings assigned, reviews conducted by internal auditing or automatic warnings.

The following table sets forth the Bank’s business in Spain outstanding loan balances by category of special watch classification.

Santander Central Hispano Bank – Business in Spain Companies. Special Watch Classification

	Outstanding Balances	%

	Euro million
Not in Special Watch	44,715	87.0
Track	4,954	9.6
Reduce	1,297	2.5
Secure	63	0.1
Extinguish	380	0.7

Total	51,409	100.0

The Global Risk Management Area carries out specific functions of control and tracking of internal credit risk models such as:

•	Control of methodologies and procedures;
•	Regular control of effectiveness and the predicting ability of rating tools and scoring (backtesting);
•	Control of operational risk, taking into account the interrelation between this risk and the credit risk management;
•	Periodic global review of loan portfolios, losses registered in credit risk and of the Group’s risk positioning by analyzing the portfolio and risk profiles; and
•	Contacts with the internal auditing unit, the external auditing firm, the inspection services of the Bank of Spain and other supervisory bodies.

Back to Contents

Performance of the main magnitudes in 2003

Our non-performing loan (NPL) ratio dropped from 1.89% in 2002 to 1.55% in 2003 and provision coverage increased from 139.9% to 165.2%.

Our NPL ratio in Spain decreased to 0.87% from 0.92% in 2002. Retail banking performed well as its net NPL entries, especially in the segments of companies, were well below the levels budgeted for 2003. Coverage was 33 points higher at 223.8%.

Credit risk management in Latin America

The region’s share of the Group’s credit risk declined to 15.9% in 2003.

The credit risk balance with clients (lending and guarantees) amounted to €32,604 million at the end of 2003, 11.1% lower than in 2002. The reduction was principally due to the currency depreciation, except for the Brazilian real and the Chilean peso, against the dollar and the euro, and a very selective admission policy.

Mexico, Chile and Puerto Rico accounted for 72.4% of the exposure. They have all been rated investment grade countries by international agencies.

Our risk performance in terms of NPLs, coverage and the cost of defaults was favorable, despite a still adverse economic environment.

NPLs declined 15% and represented 3.89% of credit risk at the end of 2003, down from 4.07% in 2002. Coverage of non-performing assets was strengthened by more than 11 points to 125.2%.

	Risk		NPL ratio (%)		Coverage (%)

	Dec-03	Dec-02	Dec-03	Dec-02	Dec-03	Dec-02

	Euro million
Argentina	2,073	2,413	15.39	18.24	65.2	50.9
Bolivia	197	286	5.19	9.96	100.0	100.0
Brazil	5,145	4,612	2.68	2.86	189.6	189.2
Colombia	449	487	0.98	4.61	776.5	322.9
Chile	10,006	10,385	4.70	4.23	103.1	93.8
Mexico	9,295	12,822	1.33	1.31	284.3	265.2
Puerto Rico	4,307	4,237	2.66	2.37	95.8	106.4
Uruguay	135	252	22.04	34.61	130.1	102.1
Venezuela	995	1,184	5.72	6.10	152.6	94.6

TOTAL	32,604	36,689	3.89	4.07	125.2	113.8

Back to Contents

Specific credit loss provisions, net of recoveries of loans previously charged-off, declined in 2003 74% to €258.3 million. This was largely due to the reduced needs in Argentina, Brazil and Uruguay. The cost against the average risk was 0.75% compared to 2.1% in 2002.

Of note was Mexico, a major country in the region for the Group where 29% of total credit risk is concentrated. Its NPLs declined 26% in 2003, as a result of significant recoveries.

Net credit loss provisions, 2003
In millions of euros
	Specific	Write-offs	Net	% of
	provisions	recoveries	provisions	portfolio
Argentina	78.3	26.0	52.4	2.18
Bolivia	(8.0)	3.6	(11.5)	(4.88)
Brazil	186.8	31.4	155.4	3.07
Chile	150.0	43.6	106.4	1.08
Colombia	(11.9)	5.5	(17.4)	(3.76)
Mexico	(5.4)	40.1	(45.5)	(0.42)
Puerto Rico	13.7	9.3	4.4	0.10
Uruguay	14.5	11.6	2.9	1.48
Venezuela	21.6	10.4	11.2	1.31
Latin America	439.7	181.4	258.3	0.75

Our risk management in each Latin American bank is the same as the risk management of our parent bank in Spain, with the necessary adjustments for the local markets.

In 2003, we made a strong effort to implement the homogeneous management model GARRA. This model consists of a series of applications which conduct the tasks of requesting, analyzing, resolving, formalizing, tracking and recovering risks, in a technological environment completely linked to the rest of the corporate systems of each bank (basically the ALTAIR platform). GARRA is a computerized management system based on applications developed in accordance with the Group’s risks culture. Our aim is to complete the installation of GARRA in Brazil in 2004 and begin the project in Venezuela.

Meanwhile, and in relation to the New Capital Accord, the objective in 2004, after the map of functional gaps that has been drawn up, is to incorporate the adjustments needed in the platforms for storing and processing data on the necessary risk factors.

Concentration Risk

The Group continuously tracks the degree of concentration of its credit risk portfolios under different categories: geographic areas and countries, economic sectors, products and groups of clients.

The Risk Committee of the Board of Directors establishes the policies and reviews the exposure limits for adequate management of the degree of concentration of credit risk portfolios.

At December 31, 2003, the 20 economic-financial groups with the largest loans accounted for 9.7% of credit risk, which means a low degree of concentration.

Back to Contents

The distribution by economic sector of credit risk (expresed in percentages) is shown in the table below:

Contribution by sector to total risk

	Spain	Portugal	Latam	Rest	Total

Agriculture	1.2	0.1	0.4	0.0	1.6
Manufacturing	9.1	1.0	2.7	0.9	13.7
Energy	2.2	0.3	0.5	0.1	3.1
Construction	5.5	0.8	0.9	0.0	7.3
Wholesale commerce	2.9	0.4	0.4	0.1	3.8
Retail commerce	2.2	0.5	0.7	0.0	3.3
Hotels and restaurants	1.3	0.1	0.1	0.0	1.5
Airlines	0.1	0.0	0.0	0.0	0.2
Other transport	1.6	0.6	0.3	0.0	2.5
Telecomunications	1.6	0.5	0.2	0.0	2.3
Financial intermediaries	2.2	0.3	1.0	0.5	4.0
Insurance	0.2	0.0	0.0	0.0	0.3
Real State	7.4	0.3	0.5	0.0	8.1
Business services	2.8	0.4	1.0	0.0	4.3
Media	0.3	0.0	0.0	0.0	0.3
Personal services	1.5	0.2	0.7	0.0	2.4
Individual, public sector
and other	23.3	4.6	6.3	7.1	41.2

Total	65.5	9.9	15.7	8.9	100.0

Country-risk

Country-risk is a credit risk component in all cross-border credit operations. Its main elements are sovereign risk and transfer risk and, as a result of the recent exchange-rate crises, it may include the risk of a very strong fluctuation of local currencies which could produce a collective credit risk in economies with a high degree of foreign currency debt.

Management of country-risk, which is a part of the Risks Division, includes analysis and assignment of country ratings, control of risk positions and setting limits, in accordance with the risk policies established.

The assignment of a country rating is done through a process of qualitative and quantitative valuation, which determines a country’s capacity to meet its external obligations. The country-risk limits are established on the basis of the credit quality or rating of the country and on the business opportunities, differentiating between different products and maturities.

Despite the better economic climate in emerging markets during 2003, we maintained a low degree of exposure to cross border risk. At the end of 2003, our country-risk with third parties requiring provisions, in accordance with the Bank of Spain’s criteria, amounted to $627.9 million, 46.2% more than in 2002, of which 82% was covered by provisions. This growth was due to the application of stricter criteria in December on operations with political risk coverage by private agencies.

The principles of country-risk management continued to follow prudent criteria; country-risk is assumed very selectively in operations that are clearly profitable for the Bank and which enhance the global relationship with a customer.

Country-risk management

	2003		2002	Var. 2003/2002		2001

	Mill. euro	Mill. US$	Mill. US$	Amount	(%)	Mill. US$

Gross risk	497.1	627.9	429.4	198.5	46.23	1,071.9
Provision	406.2	513.0	353.9	159.1	44.96	284.8

Net risk	91.0	114.9	75.5	39.4	52.19	787.1

Counterparty risk

Counterparty risk includes the risk with credit entities, both on- and off-balance sheet, as well as the risk with financial and non-financial counterparties implemented through financial derivatives and other off-balance sheet treasury products.

We control counterparty risk through an integrated system which provides information on the available credit line of any counterparty, in any product and maturity and at any branch of the Group. In 2003, we replaced the system that the

Back to Contents

Group had been using since 1991 with a more technologically advanced one (including connections via Intranet) which, using the market’s best practices, continues to follow the same philosophy of control and management of credit risk.

Risk is still measured by both its current and its potential value (the value of the risk positions taking into account the future variation of the underlying market factors in contracts).

The Net Replacement Value (NRV) of the portfolios of over-the-counter (“OTC”) derivative products that the Group maintained with its counterparties at December 31, 2003 amounted to $3,279.6 million, 0.68% of the nominal value of these contracts compared with 0.65% in 2002.

The table below sets forth the notional value of derivatives by maturity in millions of dollars as of December 31, 2003.

Santander Group. Notional value of derivatives by maturity (at 31.12.2003)

	< 1 year	1-5 years	5-10 years	> 10 years	Total	Trading	Hedging	Net replacement value Total Trading Hedging

	(US$ million)
IRS	96,511	147,342	61,296	31,398	336,547	260,319	76,228	2,520	1,280	1,240
Fras	22,359	—	—	—	22,359	21,433	926	5	5	—
Interest rate options	8,588	20,470	7,945	1,451	38,454	38,252	202	258	102	156
Asset Swaps	26	1,508	—	—	1,534	756	777	—	—	—

OTC interest subtotal	127,485	169,319	69,241	32,849	398,894	320,760	78,133	2,782	1,387	1,395

Currency forwards	48,262	1,338	137	—	49,737	6,074	43,663	96	33	64
Currency swaps	4,372	5,786	774	—	10,933	4,895	6,037	(391)	152	(543)
Currency options	2,173	297	—	—	2,470	484	1,986	83	28	55

OTC foreign exchange subtotal	54,807	7,422	911	—	63,140	11,453	51,687	(212)	212	(425)

Structured fixed income	—	—	—	—	—	—	—	—	—	—
Debt options	103	723	—	—	826	826	—	1	1	—

OTC debt options subtotal	103	723	—	—	826	826	—	1	1	—

Equity derivatives	4,899	16,543	173	—	21,614	1,800	19,814	708	90	618

OTC equity derivatives subtotal	4,899	16,543	173	—	21,614	1,800	19,814	708	90	618

Total derivatives	187,294	194,007	70,325	32,849	484,474	334,839	149,634	3,280	1,691	1,589

The Equivalent Credit Risk (that is, the sum of the NRV and the maximum potential value of these contracts in the future) was 11.9% more than in 2002 at $23,819.7 million. This increase was mainly due to a higher potential risk both in interest rate derivatives (as the average life of operations increased) as well as in equity derivatives (as the volume was higher).

Santander Group
Equivalent risk and average life (at 31.12.2003)

	Equivalent risk (US$ million)			Coverage Av.Life

	Total	Trading	Hedging	(%)	(months)

IRS	11,784	6,980	4,804	3.50	63.01
Fras	8	8	—	0.04	2.30
Interest rate options	980	110	870	2.55	42.39
Asset Swaps	306	267	39	19.97	26.20

OTC interest subtotal	13,078	7,365	5,713	3.28	60.56

Forex	4,437	269	4,168	8.92	3.70
Currency swaps	1,356	427	929	12.41	24.24
Currency options	335	131	204	13.56	7.32

OTC foreign exchange derivatives subtotal	6,129	827	5,301	9.71	8.40

Structured fixed income	—	—	—	—	—
Debt options	6	6	—	0.67	11.57

OTC debt options subtotal	6	6	—	0.67	11.57

Equity derivatives	3,778	539	3,239	17.48	23.67

OTC equity derivatives subtotal	3,778	539	3,239	17.48	23.67

Credit default swap (protection purchased)	1,306	—	1,306		38.85
Credit default swap (protection sold)	957	—	957		41.74

Subtotal OTC credit derivatives	2,263	—	2,263		40.07

Guarantees for OTC operations	(1,435)	—	(1,435)

Total derivatives	23,820	8,737	15,082	4.92	40.53

Back to Contents

Derivatives transactions continue to be carried out with counterparties that enjoy excellent credit quality, such that 95.4% of counterparty risk is at a rating equal or superior to A-.

In terms of geographic distribution, the changes are marginal, apart from a small rise in Spanish risk and a reduction in North American and European Union risk. Latin American risk is mainly concentrated in the local operations of the Group’s subsidiaries in the region.

The distribution of risk in OTC derivatives by type of counterparty remained concentrated in banks in developed countries (93.3%). Only 1% relates to credit entities of emerging countries and 5.8% with corporate clients.

Part 4.– Operational risk

We define operational risk as the risk of losses from defects or failures in internal processes, employees or systems, or losses arising from unforeseen circumstances. In 2003, we continued to identify, mitigate, manage and quantify this risk by:

–	Improving our knowledge of existing operational risks and the responsibility by the managers of business lines;

–	Compiling data on losses which, among other things, enables calculation of the economic and regulatory capital; and

–	Gathering information used to improve processes and controls, as well as reduce losses and revenue volatility.

The main elements of our organizational structure for operational risk management include the Risks Division which is responsible for evaluating and controlling operational risks, and the Central Unit which supervises operational risk reports and is responsible for the global corporate program. This management structure is based on the knowledge and experience of executives and experts in the different areas and units, with particular emphasis placed on the role of coordinators who are key figures in line with the sound practices document of the Basel Committee.

This framework satisfies the qualitative criteria contained in the New Basle Capital Accord, both for standard methods and advanced measurement, as well as in “advance notice of proposed rulemaking” of the U.S. Federal Reserve, regarding the independence of the global management unit, responsibility for designing and implementing policies, procedures and strategies, information systems, etc. Internal Auditing also keeps its independence with regard to management of operational risk, without harming its ability to change the management structure in this area.

All of our units are part of the project, on the same footing and only varying in their historical depth of the respective data bases, on the basis of the date when information began to be stored.

The Group’s own data base has accumulated a total of 136,500 events since it was created, regardless of amount, or whether they have an accounting impact.

Back to Contents

     The tables below set out all the factors behind operational risk by number and amount in the main units in Portugal, Brazil and retail banking in Spain.

Distribution of events in operational risk by number

	Santander Central Hispano Retail Banking	Hispamer Group (Spain and Portugal)	Santander Group Portugal	Banespa Brazil

Processes	65%	55%	88%	0%
External fraud	30%	6%	4%	71%
Internal fraud	0%	1%	0%	1%
Systems	2%	25%	2%	0%
Clients	4%	10%	5%	21%
External labour regulations	0%	3%	0%	7%

Distribution of events in operational risk by amount

	Santander Central Hispano Retail Banking	Hispamer Group (Spain and Portugal)	Santander Group Portugal	Banespa Brazil

Processes	72%	5%	41%	4%
External fraud	15%	95%	21%	29%
Internal fraud	3%	0%	8%	5%
Systems	1%	0%	0%	0%
Clients	9%	0%	23%	18%
External labour regulations	0%	0%	2%	44%

On a general basis
•	Databases of losses classified by types are received every month, with no exclusion because of amount.
•	The main items are identified and analyzed and mitigating measures are taken (in the case of one country, losses were 40.7% lower than in 2002 and better than the target of 37%).
•	A sufficient number of coordinators are appointed for the business areas.
•	The data base figures are checked regularly with accounting.
•	Self-evaluation questionnaires are received and analyzed.

The following tables show an example of self-evaluative questionnaires for our units in Portugal and Santander Consumer Finance.

Portugal. General questionnaires of self-evaluation (example obtained in a real case of self-evaluation) February 2003/By category of event

PORTUGAL	Average all areas		Average business areas		Average support areas

Assignment of category of event	Impact OR	Coverage	Impact OR	Coverage	Impact OR	Coverage

I - Internal fraud	3	3	3	2	3	3
II - External fraud	3	2	3	2	3	2
III - Employment practices, health and security at work	3	3	2	2	3	3
IV - Practices with clients, products and business	3	2	3	2	3	3
V - Damage to physical assets	3	4	3	4	3	4
VI - Interruption of business failures in systems	3	3	3	2	3	3
VII - Execution, delivery and management of processes	3	2	3	2	3	2
VIII - Changes in the economic-legal environment	3	2	3	2	3	2
IX - Management of change, new activities and products	3	2	2	2	3	3
X - Organizational structure	3	2	2	2	3	2
XI - Adequacy of employees	3	2	3	2	3	2

Total average	3	3	3	2	3	3

Impact on operational risk: 1 - None, 2 - Low, 3 - Medium, 4 - High, 5 - Maximum
Coverage of operational risk 1 - Maximum 2 - High, 3 - Medium, 4 - Low, 5 - None

Back to Contents

In Treasury, qualitative and quantitative tools are used as well as self-evaluation questionnaires, both in Spain and in the main units abroad.

In addition, the Central Unit carries out other activities related to the management of operational risk, including:

•	Drawing up and revising regulations.
•	Revising documentation and the quality of data in credit scoring.
•	Analyzing complaints.
•	Tracking foreign operations.
•	Analyzing new products.
•	Setting up environmental risk management.
•	Participating in Committees
•	Coordinating with the Department of Costs in Latin America over management of bank insurance policies.

Part 5. Environmental risk

Analysis of the environmental risk of credit operations is part of the Strategic Plan of Corporate Social Responsibility.

In addition to the steps taken in 2003 (courses given by CESCE-Garrigues, inclusion of clauses in contractual documents, among others), we have continued addressing environmental risk by developing a specific training plan for all of the Group’s banks and geographic areas, aimed at corporate and retail managers, risk analysts and internal auditors.

In addition to this training, we implemented the Environmental Risk Valuation System (VIDA) in December 2003 which we developed in collaboration with the Spanish Export Credit Insurance Company (CESCE) and Garrigues Medioambiental. This tool evaluates, with the degree of depth determined by the Group’s policy, the environmental risk inherent in each company, whether they are current or future clients.

The project was developed in accordance with the following features:

•	Simple: easy to use with available information.
•	Automatic: rules of valuation and parameters that can be administered.
•	Objective: valuations based on legal regulations and internationally accepted standards.
•	Minimal interference: little interference in the customer relationship.
•	Scaleable: integration into the Bank’s systems and massive treatment of entire portfolios.

Back to Contents

The operational and analytical process of VIDA is as follows:

Step 1: Analyze the portfolio of customers and assign an initial level of basic risk (high, low, etc).

Step 2: Once the loan portfolio map is established, identify companies where the inherent risk/Group exposure binomial suggests the need for a more detailed analysis. For this purpose, additional information related to environmental factors is used, allowing a more accurate evaluation of the companies analyzed.

Step 3: In those cases where, because of the perceived risk level, a deeper valuation is required, an analysis is made on the basis of electronic questionnaires by sectors.

The final result is a rating scale (for example 1-9), which is increasingly relevant in a more detailed evaluation process. This rating serves as an additional reference for making decisions and is being gradually incorporated into our rating system.

Part 6. Reputational risk

For the Santander Group managing reputational risk in all of its areas is key. The main aspects of managing this type of risk are:

Global Committee of New Products

All of our new products and services have to be approved by the Global Committee of New Products. The Committee held 13 meetings in 2003 to analyze 96 products or families of products.

Each country where a Group entity operates has a Local Committee of New Products. This committee, once it has authorized a new product or service, must request approval from the Global Committee. In Spain, the figure of the Local Committee is assumed by the Global Committee.

The areas that participate in the Global Committee are: Tax Advice, Legal Advice, Customer Attention, Internal Auditing, Retail Banking, Global Corporate Banking, International Private Banking, Operational Control of Treasury, General Accounting, Operations and Services, Country and Counterparty Risk, Credit Risk, Market Risks, Operational Risk, Technology, Global Treasury and, finally, the unit proposing the new product or the Local Committee of New Products.

Prior to the launch of a new product or service, these areas, as well as, where appropriate, other independent experts needed to correctly assess the risks incurred, analyze the aspects that could affect the process and give their opinion on the product or service.

The Global Committee, will approve, reject or establish the conditions for the new product or service based on the documentation received and the risk guidelines established by the Group’s Risk Committee.

The Global Committee pays particular attention to the suitability of the new product or service for the targeted areas. Emphasis is placed on ensuring that:

•	Each product or service is sold by someone who knows how to sell it;
•	The customer knows what he is investing in and the risk entailed in the product or service and this can be shown in documents;
•	Each product or service is sold where it can be sold, not only for legal or tax reasons (i.e. it fits into each country’s legal and tax system), but also because it is in line with the prevailing financial culture; and
•	A maximum limit is set for selling a product or service in each country.

Procedures Manual for Marketing of Financial Products

Santander Central Hispano was the first bank in Spain to obtain the approval from the National Securities Market Commission (CNMV) for its Manual on the retail selling of financial products.

This approval was the culmination of a process which began in June 2003 of adhering to the Procedures Guide drawn up by the CNMV. Teams from the General Secretary, Retail Banking, Asset Management, Operations and Services, Technology, Systems, Global Wholesale Banking, Financial Division, Training and Publicity took part in this project.

Back to Contents

The purpose of the Manual is to improve the quality of information provided to investors so that they understand the features, return and risk of products.

The Manual establishes customer segmentation by three categories – Private Banking, Personal Banking and Banking for Individuals – and products are also placed in three categories (green, red and yellow) on the basis of their complexity and the guarantees offered to recover capital and obtain a certain return.

The Manual deals with savings products that are sold to individual customers, such as, for example, investments in mutual funds and shares in public offerings. The Global Committee can also include others in its Manual.

Maintainance of the Manual requires: (i) rigorous information on products and in contracts and (ii) paying attention to the relevant customer segment of the product offered.

Risk Committee

The Risk Committee of the Board of Directors, the key body for global management of risk and of all kinds of banking operations, assesses reputational risk.

Part 7.  Market risk

Generally

We are exposed to market risk mainly as a result of the following activities:

•	Trading in financial instruments, which involves interest rate, foreign exchange rate and equity price risks.

•	Engaging in retail banking activities, which involves interest rate risk since a change in interest rates affects interest income, interest expense and customer behavior. This interest rate risk arises from the gap (maturity and repricing) between assets and liabilities.

•	Investing in assets (including subsidiaries) whose returns or accounts are denominated in currencies other than the Euro, which involves foreign exchange rate risk between the Euro and such other currencies.

•	Investing in subsidiaries and other companies, which subjects us to equity price risk.

•	Liquidity risk is embedded in all activities, trading and non-trading.

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

We are exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities, and off-balance sheet items denominated in different currencies, either as a result of trading or in the normal course of business. We maintain non-trading open currency positions arising from our investments in overseas subsidiaries, affiliates and their currency funding. The principal non-trading currency exposures are the euro to the US dollar and the euro to the main Latin American currencies. Trading foreign exchange rate open risk is not material compared to non-trading foreign exchange risk.

We are exposed to equity price risk in connection with both our trading and non-trading investments in equity securities.

We are also exposed to liquidity risk. Market depth is the main liquidity driver in our trading portfolio, even though our policy is to trade the most liquid assets. Our liquidity risk also arises in non-trading activity due to the maturity gap between assets and liabilities in the retail banking business.

We use derivatives for both trading and non-trading activities. Trading derivatives are used to eliminate, to reduce or to modify risk in trading portfolios (interest rate, foreign exchange and equity), and to provide financial services to clients. Our principal counterparties for this activity are financial institutions. The principal types of derivatives used are: interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross currency swaps, equity index futures and equity options.

Back to Contents

Derivatives are also used in non-trading activity in order to manage the interest rate risk and foreign exchange risk arising from asset and liability management activity. Interest rate and foreign exchange non-optional derivatives are used in non-trading activity.

Procedures for Measuring and Managing Market Risk

Our board, through its Risk Committee, is responsible for establishing our policies, procedures and limits with respect to market risks, including which businesses to enter and maintain. The Committee also monitors our overall performance in light of the risks assumed. Together with the local and global Assets and Liabilities Committees (“ALCO”), each Market Risk Unit measures and monitors our market risks, and provides figures for ALCO to use in managing such risks, as well as liquidity risk.

Our market risk policy is to maintain a medium to low risk profile in business units. The risk activity is regulated and controlled through certain policies, documented in our Market Risk Management Policies Manual (as described below), and through a limit structure on our exposure to these market risks which includes global limits for the entire Group (total risk limit unit) to specific portfolio limits; in addition, authorized products are listed and reviewed periodically.

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

The Manual’s main objective is to describe and report all risk policies and controls that our Board of Directors has established as well as its risk predisposition.

All Group managers must ensure that each business activity is performed in accordance with the policies established in the Manual. The Manual is applied to all business units and activities, directly or indirectly, related to market risk decision-making.

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

The Global Market Risk Function defines the limit structure while the Risk Committee reviews and approves it. Business managers then administer their activities within these limits. The limit structure covers both our trading and non-

Back to Contents

trading portfolios and it includes limits on fixed income instruments, equity securities, foreign exchange and other derivative instruments.

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

Statistical Tools for Measuring and Managing Market Risk

1. Trading activity

The Trading Portfolio is defined as proprietary positions in financial instruments held for resale and/or bought to take advantage of current and/or expected differences between purchase and sale prices. These portfolios also include positions in financial instruments deriving from market-making, sale and brokering activity.

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

Interest rate risk derived from market-making is typically hedged by buying or selling very liquid cash securities such as government bonds, or futures contracts listed in organised markets like Liffe, Eurex, Meff and CBOT.

Foreign exchange rate risk is managed through spot transactions executed in the global foreign exchange interbank market, as well as through forward foreign exchange, cross currency swaps and foreign exchange options.

Equity price risk is hedged by buying or selling the underlying individual stocks in the organized equity markets in which they are traded, or futures contracts on individual stocks listed in organized markets like Meff and Liffe.

In the case of equity indexes such as S&P 500, Euro STOXX, or IBEX-35, the hedging is done through futures contracts listed in the aforementioned organized markets.

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

Back to Contents

The standard methodology used in the majority of the business units is based on historical simulation (520 days). In order to capture recent market volatility in the model, our DCaR figure is the maximum between the 1% percentile and the 1% weighted percentile of the simulated profit and loss distribution.

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

The analyses of our backtesting comply, at a minimum, with the BIS recommendations regarding the verification of the internal systems used to measure and manage market risks.

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

Our foreign exchange rate risk with respect to our non-trading activity can be either permanent or temporary. The permanent risk reflects the book value of investments net of the initial goodwill, while the temporary risk basically stems from purchase/sale operations made to hedge the exchange rate risk derived from dividend flows and expected results. The exchange rate differences generated for each position are recorded in reserves and in profit and loss account respectively.

In order to manage the exchange rate risk of the book value of permanent investments, our general policy is to finance the investment in local currency, provided there is a deep market which allows it and that the cost of doing so is justified by the expected depreciation. This is the case of investments in sterling and in some Latin American countries. Also, during 2003 we covered, using foreign exchange non-optional derivatives (swaps and forwards), almost all of the book value of our investments in Mexico, Chile and partially Brazil, analyzing the specific forecasts for each country and taking into account the interest rate differentials as well as the levels of depreciation expected.

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

Back to Contents

2.2 Interest Rate Risk

We analyze the sensitivity of net interest revenue and net worth to changes in interest rates. This sensitivity arises from gaps in maturity dates and review of interest rates in the different asset and liability accounts. Certain repricing hypotheses are used for products without explicit contractual maturities based on the economic environment (financial and commercial).

We manage investments by determining a target range for each sensitivity and providing the appropriate hedge (mainly with government debt, interest rate swaps and interest rate options) in order to maintain these sensitivities within that range.

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

The measures used to control liquidity risk are the liquidity gap, liquidity ratio, stress scenarios and contingency plans.

a) Liquidity gap

The liquidity gap provides information on contractual and expected cash inflows and outflows for a certain period of time, for each of the currencies in which we operate. The gap measures the net need or excess of funds at a particular date, and reflects the level of liquidity maintained under normal market conditions.

b) Liquidity ratios

The liquidity coefficient compares liquid assets available for sale (after applying the relevant discounts and adjustments) with total liabilities to be settled, including contingencies. This coefficient shows, for currencies that cannot be consolidated, the level of immediate response of the entity to firm commitments.

Back to Contents

c) Analysis of scenarios/Contingency Plan

Our liquidity management focuses on preventing a crisis. Liquidity crises, and their immediate causes, cannot always be predicted. Consequently, our Contingency Plan concentrates on creating models of potential crises by analyzing different scenarios, identifying crisis types, internal and external communications and individual responsibilities.

The Contingency Plan covers the activity of a local unit and of central headquarters. Each local unit must prepare a Plan of Contingency Financing, indicating the amount it would potentially require as aid or financing from headquarters during a crisis. Each unit must inform headquarters (Madrid) of its plan at least every six months so that it can be reviewed and updated. These plans, however, must be updated more frequently if market circumstances make it advisable.

Control system

The process of setting limits is the instrument we use to establish the level of equity that each activity has available. Setting the limits is conceived as a dynamic process which responds to senior management’s risk acceptance level.

Quantitative analysis

A.	Trading activity

Quantitative analysis of daily VaR in 2003

Our risk performance with regard to trading activity in financial markets during 2003, measured by daily VaR, is shown in the following graph.

As the above graph shows, we have a medium to low risk profile, which was actively managed throughout the year. This active level of management allows for changes of strategy to take advantage of opportunities in an environment of uncertainity and high volatility.

The maximum risk level was reached on March 17 ($22.59 million in VaR terms) and the minimum on June 24 ($10.51 million), due to the reduction of risk in Madrid and Mexico positions. The levels of volatility in markets moved depending on the geopolitical situation and the expectations of a slower than expected economic recovery. The average risk in 2003 was $15.8 million in terms of VaR.

Back to Contents

The risk histogram below shows the distribution of frequencies of average risk in terms of daily VaR during 2003. The maximum risk levels were reached at specific moments and never surpassed $23 million. The minimum risk levels were reached more frequently and were lower than $12 million on 36 occasions.

Risk by product

The minimum, maximum, average and year-end 2003 values in VaR terms were as follows:

VaR statistics by product	Minimum	Average	Maximum	Year-end

	(in millions of dollars)
Total trading
Total VaR	10.5	15.8	22.6	21.7
Diversification effect	0.3	(6.6)	(14.5)	(10.2)
Fixed income VaR	7.0	12.7	21.2	16.1
Equity VaR	1.2	2.2	4.7	4.7
Currency VaR	1.9	7.5	11.2	11.2
Latin America
Total VaR	8.4	12.5	19.0	17.9
Diversification effect	0.9	(5.5)	(10.4)	(9.3)
Fixed income VaR	5.3	9.4	15.1	12.9
Equity VaR	0.7	1.5	4.3	4.3
Currency VaR	1.5	7.0	10.1	10.0
U.S.
Total VaR	0.6	1.7	3.2	2.6
Diversification effect	0.6	(0.6)	(2.1)	(0.4)
Fixed income VaR	0.0	1.3	2.4	1.6
Equity VaR	0.0	0.1	0.3	0.0
Currency VaR	0.0	0.9	2.6	1.4
Europe
Total VaR	2.8	7.1	16.4	8.8
Diversification effect	1.2	(2.2)	(11.0)	(4.3)
Fixed income VaR	0.7	6.4	16.2	7.1
Equity VaR	0.7	1.5	4.6	1.8
Currency VaR	0.2	1.5	6.6	4.2

The average risk in Latin America in terms of VaR was $12.5 million, ending the year with a VaR of $17.9 million. Our risks were concentrated in fixed income and currencies (average daily VaR of $12.7 million and $7.5 million, respectively, and located in both Latin America and Europe).

Back to Contents

Distribution of risks and results

•	Geographic distribution

During 2003, the main feature of the geographic distribution of results of the Group’s trading activities was a greater concentration in Latin America, particularly Brazil and Mexico and, to a lesser extent, in Europe. Latin America’s contribution to the Group’s total VaRD was 58% and Europe’s contribution was 33%.

The geographic contribution, in percentage terms, both in risks as well as in results over the Group’s total VaRD and annual gross operating income from trading activity, is shown in the graph below.

The minimum, average, maximum and year-end risk values in daily VaR terms, by geographic area, are shown in the table.

Risk statistics in 2003
(in millions of dollars)	Minimum	Average	Maximum	Year-end

Total	10.5	15.8	22.6	21.7
Europe	2.8	7.1	16.4	8.8
US	0.6	1.7	3.2	2.6
Latin America	8.4	12.5	19.0	17.9

Back to Contents

•	Distribution by period

The table below shows the performance of risk versus monthly results for our trading activity.

Histogram of the frequency of daily marked-to-market results

The histogram below details the distribution of the frequency of daily Marked-to-Market (“MtM”) results on the basis of size. The most common yield interval was $0-$3 million, which occurred on 84 days of the year (33% of the days of the year). During 77% of the days of the year, the interval was between -$3 and $6 million.

Risk management of structured derivatives

Our structured derivatives activity (options outside of organized markets) is mainly focused on designing investment products and risk coverage for clients. These transactions include options on equities, fixed-income and currencies.

The units where this activity takes place are: Madrid, Portugal, Brazil, Chile and Mexico.

The average VaR was $2.7 million, the maximum $5.9 million and the minimum $0.9 million.

Stress Test

Different stress test scenarios were analyzed during 2003. A scenario of maximum volatility, applying six standard deviations to different market factors, which results as of December 31, 2003 are provided below.

Back to Contents

a) Maximum volatility scenario

The table below shows, at December 31, 2003, the maximum losses of value of each product (fixed-income, equities and currencies), in a scenario in which a volatility equivalent to six standard deviations in a normal distribution is applied.

Maximum volatility Stress
	Fixed income	Equities	Exchange rate	Total

	(in millions of dollars)
Total	(33.3)	(10.6)	13.4	(29.2)
Latin America	(52.1)	(9.9)	18.8	(43.3)
US	2.7	0.0	4.3	7.0
Europe	16.1	(0.7)	(9.6)	7.2

The stress test shows that we would suffer an economic loss of $ 29.2 million, if this scenario materialized in the market.

b) Stress test statistics

The following table of statistics is based on the aforementioned scenario. It shows the minimum, average, maximum and year-end loss of each scenario.

Stress Test statistics (in millions of dollars)
Scenarios	Minimun	Average	Maximun	Year-end

Maximum volatility	(18.9)	(38.9)	(61.4)	(29.2)

B. Asset and liability management in Latin America

Quantitative analysis of interest rate risk in 2003

The graph on the evolution of balance sheet management risk shows that the level of interest rate risk in Latin America, measured by the sensitivity of net worth and net interest revenue to a parallel movement of 100 basis points, moved in a narrow band in 2003, with a gradual increase compared to the end of 2002.

At the end of December of 2003, risk consumption by region, measured by the sensitivity of net worth to 100 basis points, was $266.4 million, and measured by the sensitivity of net interest revenue at one year to 100 basis points, was $49.6 million. This risk profile corresponds to a gradual taking of positions in order to guarantee margin in a scenario of constant interest rate cuts because of the weak global economy.

Back to Contents

Interest rate risk profile at December 31, 2003

The gap tables below show the distribution by maturity of the risk in Latin America at December 31, 2003.

Gaps in local currency	Total	0-6 months	6-12 months	1-3 years	> 3 years	Not sensitive

	(in millions of US$)
Assets	67,699	40,486	3,861	5,069	8,568	9,714
Liabilities	68,528	42,134	6,912	1,568	4,964	12,950
Off-balance sheet	(379)	(1,465)	(6,907)	4,156	3,837	1
Gap	(1,209)	(3,113)	(9,958)	7,657	7,440	(3,235)

Gaps in US$	Total	0-6 months	6-12 months	1-3 years	> 3 years	Not sensitive

	(in millions of US$)
Assets	23,984	12,104	2,707	4,195	3,763	1,215
Liabilities	23,155	12,397	2,374	3,275	3,446	1,662
Off-balance sheet	379	1,127	307	(1,506)	453	(2)
Gap	1,209	834	640	(586)	770	(449)

Net interest revenue sensitivity

For the whole of Latin America, the consumption at December 2003 was $49.59 million (sensitivity to 100 basis points). The geographic distribution is shown below.

Brazil, Mexico and Puerto Rico account for 80% of the net interest revenue risk. 2003 was characterized by an increase in the net interest revenue risk, mainly due to the portfolio purchases in Mexico, Puerto Rico and to a lesser extent Brazil.

The net interest revenue positioning graph below, obtained from the sensitivity of net interest revenue to a parallel movement of 100 basis points in the yield curve, shows the positioning of countries with regard to NIR sensitivity.

Back to Contents

Business units shown on the right side of the graph are exposed to losses in NIR in scenarios of local and U.S. interest rate reductions. Business units shown on the left side of the graph are exposed to losses in NIR in scenarios of local and U.S. interest rate increases. The size of the circles represents the total sensitivity of the unit.

Net worth sensitivity

Consumption for all Latin America in 2003 amounted to $266.4 million (sensitivity to 100 basis points). The geographic distribution is shown below.

The net worth sensitivity positioning graph below, obtained from the sensitivity of net worth to a parallel movement of 100 basis points in the yield curve, shows the positioning of countries with regard to MVE sensitivity. Business units shown on the right side of the graph are exposed to losses in MVE in scenarios of local and U.S. interest rate reductions. Business units shown on the left side of the graph are exposed to losses in MVE in scenarios of local and U.S. interest rate increases. The size of the circles represents the total sensitivity of the unit.

Back to Contents

Investment portfolios in Latin America

As the graph below shows, the risk of investment portfolios at December 2003, in terms of 1 year equivalent volume for Latin America countries and 10 years equivalent volume for Puerto Rico (core market), is concentrated in Mexico, Brazil and Chile. The investment portfolio mainly consists of local public debt and hedging instruments (swaps, repos, etc.).

C. Financial management

We actively manage the market risks inherent in retail banking, which is the core of our business. Management covers the structural risks of interest rates, liquidity, exchange rates and capital.

The purpose of financial management is to make net interest revenue from our commercial activities more stable and recurrent, maintaining adequate levels of liquidity and solvency.

The Financial Management Area manages structural risk on a centralized basis. This allows the use of homogenous methodologies, adapted to each local market where we operate.

In the euro-dollar area, the Financial Management Area directly manages the risks of the parent bank and coordinates management of the rest of the units that operate in convertible currencies. There are local teams in the banks in Latin America that manage balance sheet risks under the same frameworks, in coordination with the global area of Financial Management of the parent bank.

The Asset and Liability Committees (ALCOs) of each country and, where necessary, the Markets Committee of the parent bank are responsible for these risk management decisions.

Interest rate risk

The Financial Management Area analyzes structural interest rate risk derived from mismatches in maturity and revision dates for assets and liabilities in each of the currencies in which we operate. For each currency, the risk measured is the interest gap, the sensitivity of net interest revenue, the economic value and the duration of equity.

Depending on the position of the interest rates of the balance sheet and taking into account the market’s prospects, the necessary financial measures are adopted to adjust the position to that desired by the Bank. These measures include the taking of positions in markets to defining the interest rate features of products.

There are two spheres of management: convertible currencies (mainly the euro and the US dollar) and non-convertible currencies (largely Latin American). The Markets Committee, through the Financial Management Area, directly manages convertible currencies and coordinates management of the local ALCOs of the banks in Latin America.

This activity is particularly important when interest rates are historically low as have been the case with the euro and dollar, or in environments with sharp falls in interest rates such as in the main markets where the Group operates in Latin America.

In these scenarios, adequate management of structural interest rate risk protects revenues via net interest revenue without exposing assets and liabilities to purely speculative positions.

Back to Contents

In 2003, management of the ALCO portfolio of the parent bank contributed €317 million to the Group’s earnings. The sensitivity of the economic value of the parent bank to a shift of 100 basis points in the market yield curve was €129 million at the end of the year.

Maturity and repricing gap as at 31.12.03

Gap in euros

Euro million	Noy sensitive	Up to 1 year	1-3 years	3-5 years	More than 5 years	Total

Money and securities market	15,148.4	39,051.1	12,033.7	3,011.3	12,522.5	81,766.9
Loans	1,816.8	102,769.8	22,160.9	3,812.7	2,328.6	132,888.8
Other assets	13,199.4	13,174.6	131.2	107.3	185.4	26,797.9
Assets	30,164.6	154,995.5	34,325.9	6,931.3	15,036.5	241,453.7
Money and securities market	94.9	44,957.2	285.0	100.5	20.0	45,457.7
Customer deposits	97.8	34,457.0	16,125.0	6,797.7	18,972.6	76,450.1
Medium and long terms debts	90.3	43,537.4	796.8	3,024.8	4,267.0	51,716.3
Shareholders' equity and other liabilities	43,094.4	11,758.6	913.4	773.1	2,603.2	59,142.7
Liabilities	43,377.4	134,710.2	18,120.2	10,696.1	25,862.8	232,766.8
Balance sheet Gap	(13,212.9)	20,285.2	16,205.6	(3,764.9)	(10,826.3)	8,686.8
Off-balance sheet Gap	—	(9,204.6)	(3,781.3)	2,966.9	2,928.4	(7,090.6)
Total Gap	(13,212.9)	11,080.6	12,424.3	(797.9)	(7,897.9)	—
Acumulated Gap	—	11,080.6	23,504.9	22,707.0	14,809.1	—

Exchange rate risk

Structural exchange rate risk is largely derived from our currency operations, including permanent financial investments, collection of earnings and dividends from subsidiaries and purchase/sale of assets.

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

Throughout the year, our structural foreign exchange rate risk remained almost constant, with some fluctuations associated with changes in the volatilities of the main Latin American currencies. At the end of 2003, there was a full coverage of the book value of our investment in Chile, Mexico and Venezuela and partial coverage of the book value of our investment in Brazil.

Portfolio of industrial and strategic shareholdings

In the first six months of the year, the risk level of our industrial and strategic equity portfolio increased, despite volatility levels in the Equity Markets declining after the war in Iraq. This increase can be attributed to the upward trend in the equity markets and accordingly, the increase in the share values of certain large holdings (such as Royal Bank of Scotland and San Paolo IMI). These increases were partially offset by reductions in shares of Vodafone.

In the second six months of the year, the risk level of this portfolio decreased primarily because volatility levels in the Equity Markets dropped slightly and the historical simulation window used for VaR calculation did not include the high volatility levels of September 2001.

During the second six months of the year, there were also some significant changes in positions, with reductions in large holdings such as Vodafone and Royal Bank of Scotland, and increases in others such as Cepsa and San Paolo IMI.

Fluctuations in the market value of the shares in such portfolios do not affect our operational results since most of them are accounted for by the equity method and their book value is much lower than their market value.

The average daily VaR for the year 2003, was $604.6 million, with a low of $510.1 million and a high of $726.8 million.

Back to Contents

Management of structural liquidity

Management of structural liquidity enables assets to be financed in optimun conditions in terms of maturities and costs, preventing the assumption of undesired liquidity risks. We have a diversified portfolio of assets that are liquid or can be made so in the short term, adjusted to its positions. We also have an active presence in a wide and diversified series of financing markets or securitization of assets, limiting its dependence on specific markets and keeping open the capacity of recourse to markets.

Management of structural liquidity involves planning the funding needs, structuring the sources of financing (optimizing diversification by maturities, instruments and markets) and drawing up contingency plans.

In the euro-dollar area, an annual liquidity plan is drawn up based on the financing needs arising from the business budgets. On the basis of these needs and taking into account the limits of recourse to the short-term markets, an issuance and securitization plan is drawn up for the year. Financing needs are closely tracked during the year, resulting in changes to the plan when necessary.

The volume of convertible currencies captured under the Issues and Securitization Plan amounted to €26.0 billion, 54% of which were medium- and long-term issues, including preference shares and subordinated debt which are included in our eligible capital. Securitization of medium- and long-term assets amounted to €8.0 billion.

Of note was the significant reduction in our lending spreads and, consequently, of financing costs in 2003, due to our better risk perception in the financial markets. This was also backed by ratings upgrades by the three main agencies (Fitch and Moody’s in November 2003 and Standard & Poor’s in January 2004).

The banks in Latin America are autonomous in terms of liquidity, and do not resort to the lines of the parent bank for financing their activities. Each bank has its own liquidity and contingency plans without calling on the Group’s financing. The cross-border and reputational risks arising from external financing are limited and authorized by the parent bank.

Unlike what generally happens in the euro-dollar area, the business activity of the Latin American banks has a surplus of funds and does not require structural financing from the markets.

Capital management

Capital management aims to optimize its structure and cost from the regulatory and economic standpoints. In order to ensure our solvency, we use different instruments and policies: capital increases and issues eligible for equity (preferred shares and subordinated debt), retained earnings, dividend policy and securitizations.

From a regulatory standpoint (BIS criteria), we increased our eligible equity and improved its composition in 2003: €3,200 million of core capital (defined as Tier I capital excluding preference shares and hybrid capital investments) was generated and our ratio rose from 5.07% to 6.14%, while the percentage of preference shares in Tier I capital dropped from 37% to 26%.

In addition to managing the regulatory capital, we are undertaking various projects to optimize the return on the economic capital. We assign economic capital to the business units in order to measure, on a homogeneous basis, the return of each unit and thus its contribution to the Group’s value.

The return on economic capital is a basic yardstick for assessing the management of each unit, enabling the interests of the managers to be aligned to those of shareholders.

Financial Management assesses the different businesses on the basis of their creation of value and the growth rates expected, and analyzes management alternatives for the Group’s portfolio of businesses.

The main risk and thus the chief consumer of our economic capital comes from credit risk. The Financial Management Area is developing a project for active management of loan portfolios that increases the diversification, reduces the economic capital consumed and improved the return.

Back to Contents

D. Market Risk: VaR Consolidated Analysis

Our total daily VaR at December 31, 2002 and December 31, 2003, broken down by trading and structural (non-trading) portfolios, were as follows (excluding our Argentine portfolios) at the dates below:

	At December 31,
	2002	At December 31, 2003

		Low	Average	High	Period End

	(in millions of dollars)
Trading	24.2	10.5	15.8	22.6	21.7
Structural (Non-trading)	602.3	534.8	616.5	720.3	636.1
Diversification Effect	(23.7)	(10.4)	(15.6)	(22.2)	(21.1)

Total	602.8	534.9	616.7	720.7	636.7

Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk, broken down by trading and structural (non-trading) portfolios, were as follows at and for the periods ended on the dates set forth below:

Interest Rate Risk

	At December 31,
	2002	At December 31, 2003

		Low	Average	High	Period End

	(in millions of dollars)
Trading	15.9	7.0	12.7	21.2	16.8
Structural (Non-trading)	79.0	79.6	89.8	101.5	101.5
Diversification Effect	(14.4)	(6.7)	(11.8)	(19.0)	(15.4)

Total	80.6	79.9	90.7	103.7	102.9

Foreign Exchange Rate Risk

	At December 31,
	2002	At December 31, 2003

		Low	Average	High	Period End

	(in millions of dollars)
Trading	17.9	1.9	7.5	11.2	11.2
Structural (Non-trading)	84.8	57.1	77.7	90.2	83.8
Diversification Effect	(16.1)	(1.9)	(7.2)	(10.5)	(10.4)

Total	86.7	57.1	78.0	90.9	84.6

Equity Price Risk

	At December 31,
	2002	At December 31, 2003

		Low	Average	High	Period End

	(in millions of dollars)
Trading	1.4	1.2	2.2	4.7	4.7
Structural (Non-trading)	534.3	510.1	604.6	726.8	573.2
Diversification Effect	(1.4)	(1.2)	(2.2)	(4.7)	(4.7)

Total	534.3	510.1	604.6	726.8	573.2

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not Applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

E. Use of proceeds.

Not Applicable

Item 15. Controls and Procedures

(a) Evaluation of disclosure controls and procedures. Our chief executive officer and our chief financial officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), have concluded that as of December 31, 2003, our disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

(b) Changes in internal controls over financial reporting. There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

The Audit and Compliance Committee has six members, all of whom are non-executive directors and five of whom are independent (as defined by Article 5 of the Board’s Regulations). Our Regulations of the Board provide that the chairman of the Audit and Compliance Committee must be an independent director (as defined by Article 5 of the Board’s Regulations) and someone who has the necessary knowledge and experience of accounting techniques and principles. Currently, the chairman of the Audit and Compliance Committee is Mr. Manuel Soto, the Fourth Vice-Chairman of the Board of Directors. Our standards for director independence may not necessarily be consistent with, or as stringent as, the standards for director independence established by the NYSE.

Our Board of Directors has determined that Mr. Manuel Soto, the Chairman of the Audit and Compliance Committee, is an “Audit Committee Financial Expert” in accordance with SEC rules and regulations.

Item 16B. Code of Ethics

We have adopted a code of ethics (the “General Code of Conduct”) that is applicable to all members of the boards of the companies of the Group, to all employees subject to the Code of Conduct of the Securities Market, including the Bank’s chief executive officer, chief financial officer and chief accounting officer, and to all those employees designated by the Human Resources Division that have been specifically informed of their subjection to this General Code of Conduct. This Code establishes the principles that guide these officers’ and directors’ respective actions: ethical conduct, professional standards and confidentiality. It also establishes the limitations and defines the conflicts of interest arising from their status as senior executives or directors.

This Code is available on our website, which does not form part of this Annual Report on Form 20-F, at www.gruposantander.com under the heading “Corporate Governance – Internal Code of Conduct”.

Back to Contents

Item 16C. Principal Accountant Fees and Services

Amounts paid to the firms belonging to the Deloitte worldwide organization, the Group’s principal auditor, for statutory audit and other services were as follows:

	2003	2002

	(in millions of euros)
Audit Fees (1)	8.9	9.1
Audit Related Fees (2)	2.2	2.9
Tax Fees (3)	1.5	1.1
All Other Fees (4)	3.2	4.3

Total	15.8	17.4

(1)	Fees for annual company audits of the Group.
(2)	Fees for other reports required by legal regulations emanating from different national supervisory organizations in the countries in which the Group operates (i.e.: review of regulatory reports mainly in USA, Brazil, Mexico and Venezuela).
(3)	Fees for professional services rendered for tax compliance, tax advice, and tax planning in the countries in which the Group operates.
(4)	Fees for other services provided. These fees were mainly for financial advisory due diligence services and systems reviews.

The Audit and Compliance Committee proposes to the Board the fees to be paid to the external auditor and the scope of its professional mandate.

The Audit and Compliance Committee is required to pre-approve the main audit contract of the Bank or of any other company of the Group with its principal auditing firm. This main contract sets forth the scope of the audit services and audit-related services to be provided by the auditing firm, the term (typically, three years), the fees to be paid and the Group companies to which it will be applied. Once the term of the first contract expires, it can be rolled over by subsequent periods of one year upon approval by the Audit and Compliance Committee.

If a new Group company is required to engage an auditing firm for audit and audit-related services, those services have to be pre-approved by the Audit and Compliance Committee.

All non-audit services to be provided by the Group’s principal auditing firm (i.e.: tax services and all other services) have to be approved by the Audit and Compliance Committee on a case by case basis.

The Audit and Compliance Committee is regularly informed of all fees paid to the auditing firm by the Group companies.

Back to Contents

PART III

Item 17.  Financial Statements.

We have responded to Item 18 in lieu of this item.

Item 18.  Financial Statements.

Reference is made to Item 19 for a list of all financial statements filed as part of this Form 20-F.

Item 19.  Exhibits.

(a) Index to Financial Statements
Page

Report of Deloitte & Touche España, S.L.	F-1
Consolidated Balance Sheets as of December 31, 2003, 2002 and 2001	F-2
Consolidated Statements of Income for the Years Ended December 31, 2003, 2002, and 2001.	F-4
Notes to the Consolidated Financial Statements	F-5

(b) List of Exhibits.

Exhibit
Number	Description

1.1	By-laws (Estatutos) of Banco Santander Central Hispano, S.A., as amended

1.2	By-laws (Estatutos) of Banco Santander Central Hispano, S.A., as amended (English translation).

8.1	List of Subsidiaries (incorporated by reference as Exhibits I, II and III of our Financial Pages filed with this Form 20-F).

12.1	Section 302 Certification by the Chief Executive Officer

12.2	Section 302 Certification by the Chief Financial Officer

13.1	Section 906 Certification

15.1	Consent of Deloitte & Touche España, S.L.

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

BANCO SANTANDER CENTRAL HISPANO, S.A.

By: /s/ Francisco G. Roldán

Name: Francisco G. Roldán
Title: Chief Financial Officer

Date: July 15, 2004

Back to Contents

INDEX TO FINANCIAL STATEMENTS

(a)   Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Banco Santander Central Hispano, S.A.:

We have audited the accompanying consolidated balance sheets of Banco Santander Central Hispano, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group” - Notes 1 and 3), as of December 31, 2003, 2002 and 2001, and the related consolidated statements of income for the years then ended. These consolidated financial statements are the responsibility of the controlling Company’s directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

Pursuant to Rule 13 of Bank of Spain Circular 4/1991 and after authorization by the Bank of Spain, the Bank and other Group entities recorded in 2003, 2002 and 2001 - with a charge to unrestricted reserves (€336 million, €856 million and €452 million, respectively) and to the related deferred tax asset accounts (€181 million, €461 million and €244 million, respectively) - the allowances required to cover the commitments to employees who took early retirement in those years through the date of effective retirement (Notes 2-j, 17 and 21).

The consolidated financial statements referred to above are based on the Spanish financial statements of the Santander Group, prepared in accordance with accounting principles generally accepted in Spain (“Spanish GAAP”) by the controlling Company’s Directors.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander Central Hispano, S.A., and Companies composing the Santander Group as of December 31, 2003, 2002 and 2001, and of the results of its operations and of the funds obtained and applied by them for the years then ended in conformity with accounting principles generally accepted in Spain.

Accounting principles generally accepted in Spain vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the periods ended December 31, 2003, 2002 and 2001, and the determination of stockholders’ equity and financial position as of December 31, 2003 and 2002, to the extent summarized in Note 27.

/s/ DELOITTE & TOUCHE ESPAÑA, S.L.

Deloitte & Touche España, S.L.
Madrid—Spain, March 29, 2004, except for Note 27 as to which the date is June 30, 2004

Back to Contents

Banco Santander Central Hispano, SA and Companies Composing the Santander Group
Consolidated Balance Sheets as of December 31, 2003, 2002 and 2001 (Notes 1,2,3 and 4)

	(Thousands of Euros)

ASSETS	2003	2002	2001

CASH ON HAND AND ON DEPOSIT AT CENTRAL BANKS:
Cash on hand	1,639,608	1,808,417	2,472,131
Cash at Bank of Spain	3,589,618	775,206	2,109,979
Cash at other central banks	3,678,214	3,657,955	5,200,089

	8,907,440	6,241,578	9,782,199

GOVERNMENT DEBT SECURITIES (Note 5)	31,107,864	24,988,493	24,694,890

DUE FROM CREDIT INSTITUTIONS (Note 6):
Demand deposits	1,703,538	3,148,911	5,612,648
Other	35,914,299	37,107,479	37,376,642

	37,617,837	40,256,390	42,989,290

LOANS AND CREDITS (Note 7)	172,504,013	162,972,957	173,822,046

DEBENTURES AND OTHER FIXED-INCOME SECURITIES (Note 8)
Public-sector issuers	27,339,738	22,854,792	32,080,620
Other issuers	16,937,316	9,231,369	10,223,775

	44,277,054	32,086,161	42,304,395

COMMON STOCKS AND OTHER EQUITY SECURITIES (Note 9)	10,064,122	7,866,752	7,807,911

INVESTMENTS IN NON-GROUP COMPANIES (Note 10)	4,266,425	4,769,738	6,661,805

INVESTMENTS IN GROUP COMPANIES (Note 11)	1,067,771	1,129,393	1,227,351

INTANGIBLE ASSETS:
Incorporation and start-up expenses	901	7,675	12,759
Other deferred charges	473,395	635,373	861,022

	474,296	643,048	873,781

GOODWILL IN CONSOLIDATION (Note 12):
Fully consolidated companies	6,065,632	8,970,164	8,792,711
Companies accounted for by the equity method	1,319,592	984,571	1,075,986

	7,385,224	9,954,735	9,868,697

PROPERTY AND EQUIPMENT (Note 13):
Land and buildings for own use	2,723,142	3,000,385	3,758,784
Other property	286,981	280,711	518,637
Furniture, fixtures and other	1,573,846	1,659,463	2,076,509

	4,583,969	4,940,559	6,353,930

TREASURY STOCK	10,155	14,746	21,378

OTHER ASSETS (Note 22)	17,983,170	17,554,670	21,076,637

ACCRUAL ACCOUNTS	6,919,377	6,353,686	9,126,074

ACCUMULATED LOSSES AT CONSOLIDATED COMPANIES (Note 21)	4,621,815	4,435,179	1,527,129

TOTAL ASSETS	351,790,532	324,208,085	358,137,513

MEMORANDUM ACCOUNTS (Note 23)	85,264,845	82,480,069	85,606,110

The accompanying Notes 1 to 27 and Exhibits I to VI are an integral part of the consolidated balance sheets as of December 31, 2003, 2002 and 2001.

Back to Contents

Banco Santander Central Hispano, SA and Companies Composing the Santander Group
Consolidated Balance Sheets as of December 31, 2003, 2002 and 2001 (Notes 1,2,3 and 4)

	(Thousands of Euros)

LIABILITIES AND EQUITY	2003	2002	2001

DUE TO CREDIT INSTITUTIONS (Note 14)	75,580,312	50,820,719	53,929,789

CUSTOMER DEPOSITS (Note 15):
Savings deposits-
Demand	76,613,017	67,644,766	75,481,038
Time	46,973,305	52,286,346	52,759,866
Other deposits-
Demand	309,402	408,544	1,137,361
Time	35,439,848	47,476,100	52,149,027

	159,335,572	167,815,756	181,527,292

MARKETABLE DEBT SECURITIES (Note 16)
Bonds and debentures outstanding	28,838,892	20,497,329	21,229,154
Promissory notes and other securities	15,602,313	10,791,778	20,379,942

	44,441,205	31,289,107	41,609,096
OTHER LIABILITIES (Note 22)	10,429,976	10,811,902	11,254,425

ACCRUAL ACCOUNTS	7,539,896	7,029,998	9,473,748

PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 17):
Pension allowance	8,935,148	8,839,081	9,021,366
Other provisions	3,792,529	5,008,669	7,895,923

	12,727,677	13,847,750	16,917,289

GENERAL RISK ALLOWANCE	—	132,223	132,223

NEGATIVE DIFFERENCE IN CONSOLIDATION	14,040	15,459	17,333

CONSOLIDATED NET INCOME FOR THE YEAR:
Group	2,610,819	2,247,177	2,486,303
Minority interests (Note 19)	621,187	538,463	840,606

	3,232,006	2,785,640	3,326,909

SUBORDINATED DEBT (Note 18)	11,221,088	12,450,228	12,995,991

MINORITY INTERESTS (Note 19)	5,439,517	6,036,710	7,433,330

CAPITAL STOCK (Note 20)	2,384,201	2,384,201	2,329,681

ADDITIONAL PAID-IN CAPITAL (Note 21)	8,720,722	8,979,735	8,651,004

RESERVES (Note 21)	5,510,846	5,573,390	5,423,738

REVALUATION RESERVES (Note 21)	42,666	42,666	42,666

RESERVES AT CONSOLIDATED COMPANIES (NOTE 21)	5,170,808	4,192,601	3,072,999

TOTAL LIABILITIES AND EQUITY	351,790,532	324,208,085	358,137,513

The accompanying Notes 1 to 27 and Exhibits I to VI are an integral part of the consolidated balance sheets as of December 31, 2003, 2002 and 2001.

Back to Contents

Banco Santander Central Hispano, SA and Companies Composing the Santander Group
Consolidated Statements of Income for the Years Ended December 31, 2003, 2002 and 2001 (Notes 1,2,3 and 4)

	(Thousands of Euros)

	(Debit) Credit

STATEMENT OF INCOME	2003	2002	2001

INTEREST INCOME (Note 25)	17,203,740	22,711,338	28,116,759
Of which: Fixed-income securities	3,413,601	5,081,124	5,318,056
INTEREST EXPENSE (Note 25)	(9,686,896)	(13,825,855)	(18,408,400)

INCOME FROM EQUITY SECURITIES: (Note 25)
Common stocks and other equity securities	131,987	120,061	124,734
Investments in non-Group companies	279,705	311,863	408,165
Investments in Group companies	29,801	41,248	15,506

	441,493	473,172	548,405

NET INTEREST INCOME	7,958,337	9,358,655	10,256,764

FEES COLLECTED (Note 25)	5,098,879	5,147,086	5,535,183
FEES PAID (Note 25)	(928,317)	(857,802)	(913,448)
NET GAINS ON FINANCIAL TRANSACTIONS (Note 25)	998,813	356,250	685,142

GROSS OPERATING INCOME	13,127,712	14,004,189	15,563,641

OTHER OPERATING INCOME (Note 25)	75,460	128,431	118,700
GENERAL ADMINISTRATIVE EXPENSES:
Personnel expenses (Note 25)	(4,049,372)	(4,521,718)	(5,258,297)
Of which:
Wages and salaries	(2,959,515))	(3,208,776)	(3,794,237)
Employee welfare expenses	(643,144)	(739,448)	(841,104)
Of which: Pensions	(96,603)	(130,054)	(162,910)
Other administrative expenses (Note 25)	(2,428,325)	(2,800,333)	(3,142,686)

	(6,477,697)	(7,322,051)	(8,400,983)
DEPRECIATION, AMORTIZATION AND WRITEDOWNS OF PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS (Note 13)	(762,794)	(889,832)	(987,319)
OTHER OPERATING EXPENSES	(241,990)	(354,913)	(349,585)

NET OPERATING INCOME	5,720,691	5,565,824	5,944,454

NET INCOME FROM COMPANIES CARRIED BY THE EQUITY METHOD (Notes 10 and 11):
Share in income of companies accounted for by the equity method	781,243	706,214	1,102,479
Share in losses of companies accounted for by the equity method	(64,474)	(73,205)	(156,930)
Value adjustments due to collection of dividends	(309,506)	(353,111)	(423,671)

	407,263	279,898	521,878

AMORTIZATION OF CONSOLIDATION GOODWILL (Note 12)	(2,241,688)	(1,358,616)	(1,872,952)
GAINS ON GROUP TRANSACTIONS:
Gains on disposal of holdings in fully consolidated Companies (Note 3)	702,113	10,092	7,314
Gains on disposal of holdings accounted for by the equity method (Note 3)	241,341	1,859,277	1,173,987
Gains on transactions involving parent company shares and Group financial liabilities	35,841	702	4,520

	979,295	1,870,071	1,185,821

LOSSES ON GROUP TRANSACTIONS:
Losses on disposal of holdings in companies consolidated by global integration method (Notes 3 and 12)	(13,502)	(808,498)	(451)
Losses on disposal of holdings carried by the equity method	(4,255)	(35,089)	(5,884)
Losses on transactions involving controlling company shares and Group
financial liabilities	(5,975)	(17,544)	(10,037)

	(23,732)	(861,131)	(16,372)

WRITE-OFFS AND CREDIT LOSS PROVISIONS (Net) (Note 7)	(1,495,687)	(1,648,192)	(1,586,017)
RECOVERY OF LONG-TERM FINANCIAL INVESTMENTS (Net)	687	(272)	(751)
REVERSAL OF PROVISIONS TO GENERAL BANKING RISK ALLOWANCE	85,945	—	—
EXTRAORDINARY INCOME (Note 25)	1,337,064	1,270,092	3,005,644
EXTRAORDINARY LOSS (Note 25)	(668,398)	(1,608,925)	(2,944,400)

INCOME BEFORE TAXES	4,101,440	3,508,749	4,237,305

CORPORATE INCOME TAX (Note 22)	(341,007)	(314,979)	(465,664)
OTHER TAXES (Note 22)	(528,427)	(408,130)	(444,732)

CONSOLIDATED NET INCOME FOR THE YEAR	3,232,006	2,785,640	3,326,909
NET INCOME ATTRIBUTED TO MINORITY INTERESTS (Note 19)	621,187	538,463	840,606

NET INCOME ATTRIBUTED TO THE GROUP	2,610,819	2,247,177	2,486,303

The accompanying Notes 1 to 27 and Exhibits I to VI are an integral part of the consolidated statements of income for the years ended December 31, 2003, 2002 and 2001.

Back to Contents
Banco Santander Central Hispano, S.A. and Companies composing the Santander Group

Notes to Consolidated Financial Statements for the year ended December 31, 2003

1.  Description of the Bank, basis of presentation of the consolidated financial statements and other information

Description of the Bank

Banco Santander Central Hispano, S.A. (“the Bank” or “the Parent Bank”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The bylaws and other public information of the Bank can be consulted on the web page of the Group (www.gruposantander.com) and in its registered office at Paseo de Pereda 9-12, Santander.

Basis of presentation of the consolidated financial statements

The consolidated financial statements of the Bank and of the companies which, together with it, compose the Santander Group ("the Group") are presented in the formats stipulated by Bank of Spain Circular 4/1991 and subsequent amendments, and, accordingly, they give a true and fair view of the consolidated net worth, financial position and results of the Group. These consolidated financial statements, which were prepared by the Bank’s directors from the accounting records of the Bank and of each of the companies composing the Group, include the adjustments and reclassifications required to conform the accounting principles and presentation criteria followed by certain subsidiaries -mainly those abroad- with those applied by the Bank (Note 2).

In view of the business activities carried on by the Group Companies, the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated net worth, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these notes to consolidated financial statements.

The 2002 and 2001 consolidated financial statements were approved by the Shareholders’ Meetings of the Bank on June 21, 2003 and June 24, 2002, respectively.

The 2003 consolidated financial statements of the Group and the financial statements of the Bank and almost all the consolidated companies have not yet been approved by the respective Shareholders' Meetings. However, the Bank's Board of Directors considers that they will be approved without changes.

Objections to corporate resolutions

The directors of the Bank and their legal advisers consider that the objection to certain resolutions adopted by the Bank’s Shareholders’ Meetings on June 21, 2003, June 24 and February 9, 2002, March 10, 2001 and January 18 and March 4, 2000, will have no effect on the financial statements of the Bank and the Group.

On April 25, 2001, the Santander Court of First Instance number 1 rejected in full a claim contesting resolutions adopted at the Shareholders’ Meeting on January 18, 2000. The plaintiff filed an appeal against the judgment. On December 2, 2002, the Cantabria Provincial Appeal Court rejected the appeal. A cessation appeal has been filed against the judgment of the Cantabria Provincial Appeal Court.

On November 29, 2002, the Santander Court of First Instance number 2 rejected in full the claims contesting resolutions adopted at the Shareholders’ Meeting on March 4, 2000. An appeal has been filed against the judgment.

On March 12, 2002, the Santander Court of First Instance number 4 rejected in full the claims contesting resolutions adopted at the Shareholders’ Meeting on March 10, 2001. An appeal has been filed against the judgment.

On September 9, 2002, the Santander Court of First Instance number 5 rejected in full the claim contesting resolutions adopted at the Shareholders’ Meeting on February 9, 2002. On January 14, 2004, the Cantabria Provincial Appellate Court dismissed the appeal. An extraordinary appeal has been prepared and filed against the judgment on the ground of a procedural infringement, as well as an appeal in cessation.

On May 29, 2003, the Santander Court of First Instance number 6 rejected in full the claims contesting the resolutions adopted at the Shareholders’ Meeting on June 24, 2002. An appeal has been filed against the judgment.

Accounting policies

The consolidated financial statements of the Group were prepared in accordance with the accounting principles and valuation methods described in Note 2, which coincide with those established by Bank of Spain Circular 4/1991 and subsequent amendments thereto. All obligatory accounting principles and valuation methods with a material effect on the consolidated financial statements were applied in preparing them.

Back to Contents

Consolidation principles

The companies whose business activity is directly related to that of the Bank and which are directly or indirectly 50% or more owned by the Bank or, if less than 50% owned, are effectively controlled by the Bank and constitute, together with the Bank, a single decision-making unit, were fully consolidated.

All significant accounts and transactions between consolidated companies were eliminated in consolidation. The equity of third parties in the Group is presented under the "Minority Interests" caption and in the "Consolidated Net Income for the Year – Minority Interests" account in the consolidated balance sheets (Note 19).

The investments in companies controlled by the Bank and not consolidated because their business activity is not directly related to that of the Bank (Note 11) and the investments in companies which have a lasting relationship with the Group, which are intended to contribute to the Group’s business activities, in which the Group’s ownership interests are generally equal to or exceed 20% – 3% if listed –, and over which the Group exercises significant influence – as evidenced by its representation in the associated company’s governing body, significant transactions between the other Group companies and the investee, or the exchange of management personnel, among others (“associated companies” – Note 10) –, are carried at the fraction of the investees' net worth corresponding to such investments, net of the dividends collected from them and other net worth eliminations (equity method).

The income or loss generated by companies acquired in each year is consolidated by taking into account only the income or loss relating to the period between the acquisition date and the related year-end.

Determination of net worth

In evaluating the Group's net worth, the balances of the following captions in the accompanying consolidated balance sheets should be taken into consideration:

	Thousands of Euros

	2003	2002	2001

Capital stock (Note 20)	2,384,201	2,384,201	2,329,681
Reserves (Note 21):
Additional paid-in capital	8,720,722	8,979,735	8,651,004
Reserves	5,510,846	5,573,390	5,423,738
Revaluation reserves	42,666	42,666	42,666

	14,274,234	14,595,791	14,117,408

Reserves at consolidated companies	5,170,808	4,192,601	3,072,999
Accumulated losses at consolidated companies	(4,621,815)	(4,435,179)	(1,527,129)

Total reserves	14,823,227	14,353,213	15,663,278

Add- Net income attributed to the Group	2,610,819	2,247,177	2,486,303
Less-
Other assets- Interim dividend paid (Note 4)	(739,102)	(727,782)	(685,380)
Treasury stock	(10,155)	(14,746)	(21,378)

	(749,257)	(742,528)	(706,758)

Net worth per books at year-end	19,068,990	18,242,063	19,772,504
Less-
Third interim dividend (Note 4)	(369,551)	(358,231)	(350,039)
Fourth interim dividend (Note 4)	(335,734)	(289,595)	(294,043)

Net worth, after the distribution of income for the year	18,363,705	17,594,237	19,128,422

Capital Adequacy Requirements

The entry into force of Law 13/1992 and Bank of Spain Circular 5/1993 and subsequent amendments introduced new regulations governing minimum capital requirements for credit institutions at both individual and consolidated group levels.

As of December 31, 2003, 2002 and 2001, the Group’s eligible capital exceeded the minimum requirements stipulated by the aforementioned regulations by approximately €5,700 million, €5,500 million and €6,300 million, respectively.

Detail of risk provisions and coverage

In accordance with the Bank of Spain regulations, the risk provisions and coverage are presented as assigned to the related assets and/or in specific accounts. The detail of the aggregate risk provisions, coverage and guarantees, disregarding their accounting classification, are as follows:

Back to Contents
	Thousands of Euros

	2003	2002	2001

Credit loss allowance:
Due from credit institutions (Note 6)	111,735	90,522	107,107
Of which: Country-risk	26,923	8,537	67,999
Loans and credits (Note 7)	5,116,683	4,938,204	5,287,314
Of which: Country-risk	362,604	309,674	262,760
Debentures and other fixed-income securities (Note 8)	185,978	135,552	188,453
Of which: Country-risk	9,831	257	12,177

	5,414,396	5,164,278	5,582,874

Security price fluctuation allowance:
Government debt securities (Note 5)	10,659	33	10,182
Debentures and other fixed-income securities (Note 8)	51,023	198,420	298,775
Common stocks and other equity securities (Note 9)	948,761	569,715	522,640

	1,010,443	768,168	831,597

Pension allowance (*) (Note 2-j):
At Spanish companies	7,627,149	7,448,941	6,626,201
At foreign companies	3,301,418	3,001,768	4,033,609

	10,928,567	10,450,709	10,659,810

General risk allowance (**)	—	132,223	132,223

Tangible fixed asset allowance:
Foreclosed assets (Note 13)	316,165	395,406	563,455
Other assets	60,819	104,837	131,652

	376,984	500,243	695,107

Other asset allowances	154,954	207,750	243,013

Other provisions for contingencies and expenses (Note 17)	3,792,529	5,008,669	7,895,923

Total	21,677,873	22,232,040	26,040,547

(*)	The consolidated balance sheets do not include the pension commitments of foreign companies which are covered by contracts taken out with insurance companies.
(**)	In application of the regulations set by the Bank of Spain, the balance of this allowance was deemed to form part of the Group’s net worth reserves for the purposes of complying with capital adequacy requirements in 2002 and 2001. In 2003, this allowance, amounting to €86 million (net of tax), was released with a credit to the “Provision to General Banking Risk Allowance” caption in the consolidated statement of income, after obtaining authorization from the Bank of Spain to use it to write down the goodwill which arose from the acquisition of Banespa (Note 12).

Argentina

Taking into account the uncertainty prevailing in Argentina as a result of the changes in its financial system in 2001 (sharp devaluation of the peso, conversion to pesos of certain foreign-currency denominated assets and liabilities in the balance sheets of Argentine entities and rescheduling of customer deposits, among others), until final rules are issued to correct current asymmetries and in view of possible future events, the 2003, 2002 and 2001 consolidated financial statements were prepared as described below, in accordance with the Group’s traditional policy of prudence in valuation:

1.	The assets and liabilities as of December 31, 2003, of all the Group entities located in Argentina were translated to euros at a final exchange rate of ARP 3.73/€1, equivalent to ARP 2.95/US$ 1 (ARP 3.54/€1 and ARP 3.375/US$1, respectively, as of December 31, 2002). The net worth effect of this translation (from commencement of the devaluation) amounted to approximately €975 million (€982 million as of December 31, 2002 and €505 million as of December 31, 2001, after the translation of the financial statements using a final exchange rate of ARP 1.498/€1, which was a representative market exchange rate as of the date of preparation of the 2001 financial statements) and is recorded, as stipulated in Bank of Spain Circular 4/1991, under the “Accumulated Losses at Consolidated Companies” caption (Note 21).

2.	A specific allowance of €1,287 million was recorded in 2001 (€1,244 million of which was recorded with a charge to the “Extraordinary Loss” caption in the consolidated statement of income) to cover–after considering the translation differences referred to above–the net book value of the Group banks located in Argentina (€774 million) and the consolidation goodwill (including coverage of the investment relating to the purchase of Banco Río de la Plata, S.A. shares, as discussed in Note 3) arising from these entities (€513 million – Note 12) which had not been amortized as of December 31, 2001.

As of December 31, 2003, the total allowance recorded amounted to €852 million, €437 million of which was recorded in the “Provisions for Contingencies and Expenses – Other Provisions” caption (€1,623 million and €1,356 million, respectively, as of December 31, 2002), and covered in full the net book value of and the goodwill on the investments in companies located in that country, the risk arising from intercompany transactions, as well as the new regulatory requirements on provisions for country-risk with third parties as a result of the change in the classification of Argentina. Goodwill was fully written off in 2003 with a charge to the allowances recorded in prior years (Note 17).

3.	As we disclosed in our 2001 and 2002 Forms 20-F, in response to the exceptional circumstances in Argentina since the end of 2001, we set aside a specific allowance that covers all of our capital investment in the country (including goodwill), as well as all the intragroup cross-border risk and the country-risk with third parties according to Bank of Spain regulations present as a result of our investment in Argentina. In the consolidation process, we counterbalance the effect on net income of the results of our Argentine subsidiaries. No netting or presentation change is made to our income statement. The amount of the specific allowance that we establish for Argentina depends, among other things, on the net worth of our subsidiaries in that country. If our

Back to Contents
Argentine subsidiaries make a profit (or loss), their net worth increases (reduces), and consequently we increase (reduce) the specific allowance through a charge to earnings (in the “extraordinary loss”/ “extraordinary income” caption of the income statement). The amount of the profit (loss) of our subsidiaries equals the amount of the provision to (release of) the specific allowance. In our Spanish GAAP consolidated income statement, revenues and expenses of our Argentine subsidiaries are included and classified in their original captions while the provision to, or release of, the specific allowance appears as an extraordinary result.

In 2003 and 2002 no cash contributions were made from other Group entities to the subsidiaries located in Argentina.

2.	Accounting principles and valuation methods

The accounting principles and valuation methods applied in preparing the consolidated financial statements were as follows:

a)	Recognition of revenues and expenses

Revenues and expenses are generally recognized for accounting purposes on an accrual basis, the interest method being applied for transactions whose settlement periods exceed 12 months. However, in accordance with the principle of prudence and with Bank of Spain regulations, the interest earned on nonperforming, disputed or doubtful loans, including interest subject to country-risk in countries classified as experiencing temporary difficulties and as doubtful or very doubtful, is not recognized as a revenue until it is collected.

b)	Foreign currency transactions

Translation methods
Balances denominated in foreign currencies, including those of the financial statements of the consolidated companies and branches in non-EMU countries, were translated to euros at the year-end average official exchange rates in the Spanish spot foreign currency market, except for:

1.	The balances funded in euros relating to the capital amounts assigned to branches in non-EMU countries and to the reserves and undistributed earnings of companies and branches in non-EMU countries, which were translated at historical exchange rates.

2.	The revenue and expense accounts of the consolidated companies and branches in non-EMU countries, which were translated at the average exchange rates in each year.

3.	The balances arising from non-hedging forward foreign currency/foreign currency and foreign currency/euro purchase and sale transactions, which were translated to euros at the year-end exchange rates prevailing in the forward foreign currency market.

Accounting for exchange differences
The exchange differences arising from application of the above-mentioned translation methods are recorded as follows:

1.	The net debit or credit differences arising in the consolidation process are recorded under the "Accumulated Losses at Consolidated Companies" or "Reserves at Consolidated Companies" captions, respectively, in the consolidated balance sheets, net of the portion of these differences relating to minority interests (Note 21).

2.	The remaining exchange differences are recorded under the “Net Gains on Financial Transactions” caption in the consolidated statements of income (Note 25), with a balancing entry, in the case of nonhedging forward transactions, under the “Other Assets” or “Other Liabilities” caption in the consolidated balance sheets.

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

	Thousands of Euros

	2003	2002	2001

Extraordinary income:
Other revenues	13,164	36,542	15,332

Extraordinary loss:
Other expenses	(22,293)	(106,079)	(57,133)

	(9,129)	(69,537)	(41,801)

c)	Credit loss allowance
The credit loss allowances, which are recorded as a reduction of the “Due from Credit Institutions”, “Loans and Credits” and “Debentures and Other Fixed-Income Securities” captions on the asset side of the consolidated balance sheets, are intended to cover probable losses in the full recovery of all types of risk transactions, except off-balance-sheet risks, arranged by the consolidated companies in the course of their business activity.

Back to Contents
The credit loss allowances were calculated as follows:

1.	Allowance for risks in Spain and abroad, excluding country-risk:

a.	Specific allowances: on a case-by-case basis, based on the loan recovery expectations and, at a minimum, by application of the coefficients stipulated in Bank of Spain regulations. The credit loss allowance is increased by provisions from period income and is decreased by charge offs of debts deemed to be uncollectible or which have been nonperforming for more than three years (six years in the case of mortgage loans with effective coverage) and by releases, where appropriate, of the provisions recorded for debts subsequently recovered (Note 7).

b.	General-purpose allowance: additionally, in accordance with Bank of Spain regulations, an additional general-purpose allowance, equal to 1% of the loans and credits, private-sector fixed-income securities, contingent liabilities and doubtful assets for which provision is not mandatory (0.5% for certain mortgage loans) has been provided for losses not specifically identified at year-end.

2.	Country-risk allowance: on the basis of the estimated classification of the degree of debt-servicing difficulty being experienced by each country (Note 7).

3.	Allowance for the statistical coverage of credit losses: additionally, the Group is required to record an allowance for the statistical coverage of the unrealized credit losses on the various homogeneous loan portfolios, by charging each quarter to the “Write-offs and Credit Loss Provisions” caption in the consolidated statement of income for each of the consolidated companies, the positive difference resulting from subtracting the net specific provisions for credit losses recorded in the quarter from one-fourth of the statistical estimate of the overall unrealized loan losses on the various homogeneous loan portfolios (estimated either using calculation methods based on the Group’s statistical expectations, approved by the Bank of Spain, or calculating the credit risk of each portfolio multiplied by certain coefficients which range from 0% to 1.5%). If the resulting difference were negative, the amount would be credited to the consolidated statement of income with a charge to the allowance recorded in this connection (to the extent of the available balance).

The provisions recorded to cover the losses which may be incurred by the Group as a result of the off-balance-sheet risks maintained by the consolidated companies are included under the “Provisions for Contingencies and Expenses – Other Provisions” caption in the consolidated balance sheets (Note 17).

The credit loss allowances recorded by the Group comply with Bank of Spain regulations.

d)	Government debt securities, debentures and fixed-income securities

The securities composing the Group’s fixed-income securities portfolio were classified as follows:

1.	The securities assigned to the trading portfolio, which consists of securities held for the purpose of operating in the market, are stated at their year-end market price. The net differences arising from price fluctuations are recorded (ex-coupon) under the “Net Gains on Financial Transactions” caption in the consolidated statements of income.

2.	The securities assigned to the held-to-maturity portfolio, which consists of securities which the Group has decided to hold until final maturity basically because it has the financial capacity to do so or because it has related financing available, are stated at acquisition cost, adjusted by the amount resulting from accruing by the interest method the positive or negative difference between the redemption value and the acquisition cost over the residual life of the security.

3.	The securities assigned to the available-for-sale portfolio, which consists of the securities not assigned to either of the two portfolios described above, are stated at their adjusted acquisition cost, as defined in paragraph 2 above. The adjusted acquisition cost and the market value of these securities are compared. The market value of listed securities in this portfolio is deemed to be the market price on the last day of trading of each year and that of unlisted securities to be the net present value at the market interest rates prevailing on that date. A security price fluctuation allowance is recorded, if required, with a charge to asset accrual accounts or to income.

In the fixed-income securities assigned to the available-for-sale portfolio, the net difference (additional to the security price fluctuation allowance recorded with a charge to income) by which the adjusted acquisition cost exceeded their market value amounted to €2 million as of December 31, 2003 (Notes 5 and 8) (€272 million and €206 million as of December 31, 2002 and 2001, respectively). This amount is not reflected in the consolidated balance sheets since the security price fluctuation allowance recorded for this amount and the asset accrual account against which the allowance was recorded offset each other. This accrual account is taken into account in calculating the Group’s capital ratio.

In the event of disposal of these securities, the losses with respect to the adjusted acquisition cost are recorded with a charge to income. Gains (if they exceed the losses charged to income in the year) are credited to income only for the portion, if any, exceeding the security price fluctuation allowance required at year-end and charged to accrual accounts.

e)	Equity securities

Equity securities held in the trading portfolio are valued at their market price at year-end. The net differences arising from price fluctuations are recorded under the “Net Gains on Financial Transactions” caption in the consolidated statements of income.

The investments in nonconsolidated Group companies and in associated entities (see Note 1) are accounted for by the equity method.

Back to Contents

Equity securities other than those described above are recorded in the consolidated balance sheets at the lower of cost or market. The market value of these securities is determined as follows:

1.	Listed securities: lower of average market price in the last quarter of the year or market price on the last day of trading in the year.

2.	Unlisted securities: underlying book value of the investment per the latest available financial statements of the investees adjusted by the unrealized gains existing at the time of acquisition and still existing at year-end. The difference between acquisition cost and the amount calculated as indicated in the preceding sentence which may be absorbed by the annual increase in the underlying book values of the investees over a maximum period of 20 years need not be written down.

The security price fluctuation allowance recorded to recognize the unrealized losses is presented as a reduction of the balance of the related captions in the consolidated balance sheets (Note 9).

f)	Intangible assets

Capital increase expenses, new business launch expenses, expenditures for the acquisition and preparation of computer systems and programs which will be useful over several years, and similar items are generally recorded at cost, net of accumulated amortization. These expenses are amortized with a charge to income over a maximum period of five years.

€274 million, €286 million and €337 million of amortization of these expenses were charged to the consolidated statements of income in 2003, 2002 and 2001, respectively, and these amounts are recorded under the "Depreciation and Amortization and Write-down of Property and Equipment and Intangible Assets" caption.

g)	Consolidation goodwill and negative difference in consolidation

Consolidation goodwill

The positive differences between:

(i)	the cost of the investments in companies (both those fully consolidated and those accounted for by the equity method), and

(ii)	as required by the Bank of Spain, the market value of the investments in other companies contributed by third parties in capital increases carried out at the Bank in accordance with the provisions of Article 159.1.c of the revised Spanish Corporations Law (Note 20)

and the respective underlying book values adjusted at the date of first-time consolidation, are allocated as follows:

1.	If the difference is allocable to specific assets or liabilities of these companies, it is recorded by increasing the value of the assets (or reducing the value of the liabilities) whose market values were higher (lower) than the net book values per these companies’ balance sheets and whose accounting treatment is similar to that of analogous assets (liabilities) of the Group (amortization, accrual, etc.).

2.	The remainder is recorded as consolidation goodwill. These differences are being amortized from the acquisition date over a maximum period of 20 years (Note 12), which is the period in which it is considered that the investments will contribute to the obtainment of income for the Group.

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

Operating property and equipment

Property and equipment are carried at acquisition cost, revalued pursuant to the applicable enabling allowances, net of the related accumulated depreciation.

Depreciation is provided by the straight-line method at rates based on the years of estimated average useful life of the related assets.

The annual depreciation expense is calculated basically at the following rates:

Back to Contents

Rate (%)

Buildings for own use	2
Furniture	7.5 to 10
Fixtures	6 to 10
Office and automation equipment	10 to 25

Upkeep and maintenance expenses are expensed currently.

Property and equipment acquired through foreclosure

These property and equipment items are stated at the lower of the book value of the assets used to acquire them or the appraised value of the asset acquired.

If these assets are not disposed of or added to the Group’s operating property and equipment, an allowance is recorded on the basis of the time elapsed since their acquisition, the nature of the asset and/or the characteristics of the appraisal.

The allowance recorded with a charge to the “Extraordinary Loss” caption in the consolidated statements of income is presented as a reduction of the balance of the “Property and Equipment – Other Property” caption (Note 13).

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

The total Bank shares owned by consolidated companies represented 0.05% of the capital stock issued by the Bank as of December 31, 2003. At that date, the nonconsolidated subsidiaries held 0.04% of the Bank’s capital stock (0.08% and 0.02%, respectively, as of December 31, 2002).

In 2003, the Group companies (consolidated or accounted for by the equity method) acquired 1,163,127,948 Bank shares and disposed of 1,163,205,838 Bank shares.

j)	Pension commitments

Companies in Spain

Under the current collective labor agreements, certain Spanish consolidated entities have undertaken to supplement the social security benefits accruing to certain employees, or to their employees' beneficiary rightholders, for retirement, permanent disability, death of spouse or death of parent. These commitments, which amounted to €9,996 million and €9,975 million as of December 31, 2003 and 2002, respectively, were covered by in-house allowances and external funds at those dates. As of December 31, 2001, they were covered by in-house allowances.

1.	Applicable regulations.

Accrued pension commitments and contingencies must be valued and covered using objective criteria. These criteria include an assumed annual interest rate not exceeding 4% and the use of properly adjusted life expectancy, mortality and disability tables (if other than those relating to the past experience of the group of employees concerned, properly checked) relating to domestic or foreign past experience. The Bank of Spain extended to credit institutions the requirement to use the Swiss GRM/F-95 past experience tables because they meet the requirements relating to the principle of prudence.

The Group (which opted to maintain its pension allowances in-house, in accordance with the applicable regulations) recorded the difference between the recorded allowances as of December 31, 1999, and the allowances calculated by applying the new valuation methods, with a balancing entry in a debit-balance account (which is presented in the consolidated balance sheets offsetting the pension allowances) which is reduced each year with a charge to the consolidated statement of income by at least one-tenth of the beginning balance. The “Extraordinary Loss” caption in the 2003, 2002 and 2001 consolidated statements of income (Note 25) includes €125 million, €126 million and €130 million, respectively, relating to the annual charge recorded in this connection.

Pension commitments covered by insurance contracts (determined as the amount of the net level premium reserves to be recorded by the insurer) are recorded under the “Provisions for Contingencies and Expenses – Pension Allowance” caption, with a charge to the “Other Assets” caption in the consolidated balance sheet. As of December 31, 2003, the amount of the aforementioned insured commitments was €3,209 million (€3,192 million and €3,240 million as of December 31, 2002 and 2001, respectively – Note 17).

Additionally, the valuation differences arising exclusively from the fact that the investments relating to the insurance contracts are at interest rates exceeding those applied in calculating the commitments to employees (4% annually) are recorded as an in-house pension allowance, with a balancing entry in a debit-balance account (which is recorded in the consolidated balance sheets offsetting the pension allowance), which is reduced (with a charge to the “Interest Expense” caption in the consolidated statement of income – Note 25) at the appropriate rate so that, taken together with the allocable cost resulting from the increase in the recorded in-house pension allowance arising from the rate of

Back to Contents

return used to calculate it, it is equal to the increase in value of the assets added (recorded with a credit to the “Interest Income” caption in the consolidated statement of income – Note 25), thus neutralizing the effect on income. As of December 31, 2003, 2002 and 2001, the aforementioned valuation differences amounted to €1,019 million, €1,091 million and €1,234 million, respectively.

Certain labor obligations (“Other Commitments”) are recorded under the “Provisions for Contingencies and Expenses – Pension Allowance” caption (Note 17), with a charge to “Extraordinary Loss” (Note 25), over a maximum period of five years from when the obligation arose, in conformity with the applicable regulations.

In the case of commitments which must be treated as external funds, the differences which arose from the application of the new valuation methods with respect to the in-house allowance as of December 31, 1999, are recorded with a charge to income over a maximum period of 9 years if the commitment is instrumented in an insurance contract (14 years if instrumented in a pension plan). The “Extraordinary Loss” caption in the 2003 and 2002 consolidated statements of income (Note 25) includes €14 million and €15 million, respectively, relating to the annual charge recorded in this connection.

2.	In-house allowances.

The actuarial studies performed as of December 31, 2003, 2002 and 2001, to determine these commitments were made on an individual basis by independent actuaries, basically using the following assumptions:

1.	Assumed interest rate: 4% per year.
2.	Mortality tables: GRM/F-95.
3.	Annual social security pension revision rate: 1.5%.
4.	Cumulative annual CPI: 1.5%.
5.	Annual salary growth rate: 2.5%.
6.	Method used to calculate the commitments to serving employees: straight-line distribution of the estimated cost per employee based on the ratio of each employee's years of past service to his or her estimated total expected years of service (projected unit credit method).

3.	External funds.

In 2002 the Group took out insurance contracts to externalize the commitments undertaken subsequent to May 1996, and to employees hired after November 1999. The related funds are deemed to be external funds and, accordingly, they are not recorded in the consolidated balance sheets as of December 31, 2003 and 2002.

4.	Funded and accrued commitments.

Following are the main amounts disclosed in the aforementioned actuarial studies and the amounts assumed by insurance companies as external funds:

	Thousands of Euros

Discounted Present Value	2003	2002	2001

Accrued pensions of serving employees	1,159,683	1,234,819	1,536,235
Commitments arising from employees retired early	3,607,263	3,382,436	2,254,294
Vested pensions of retired employees (*)	5,186,573	5,328,055	5,035,171
Other commitments	42,096	29,897	49,206

Total accrued commitments	9,995,615	9,975,207	8,874,906

(*)	Including pensions to employees who took early retirement.

Back to Contents

These commitments were funded as follows:
	Thousands of Euros

	2003	2002	2001

Uninsured in-house allowance	4,418,205	4,257,428	3,385,964
Insured in-house allowance:
Net level premium reserves at Group insurance companies (*)	824,960	764,896	724,082
Insurance policies taken out with other insurance companies (*)	2,383,984	2,426,617	2,516,155

	3,208,944	3,191,513	3,240,237

Pension allowance (Note 1)	7,627,149	7,448,941	6,626,201

Difference pursuant to the coverage schedule stipulated by Bank of Spain Circular 5/2000 (**)	750,847	876,884	1,027,725
Differences in insurance contracts assigned to pension commitments (**)	1,018,525	1,091,367	1,233,836

In-house allowance	9,396,521	9,417,192	8,887,762

External funds	607,521	567,287	—
Of which:
Insured provisions	543,979	489,959	—
Difference pursuant to the coverage schedule stipulated by Bank of
Spain Circular 5/2000	63,542	77,328	—

Total amount	10,004,042	9,984,479	8,887,762

(*)	These amounts have been recorded under the “Provisions for Contingencies and Expenses – Pension Allowance” caption in the consolidated balance sheets with a charge to the “Other Assets” caption.
(**)	These amounts are recorded under the “Provisions for Contingencies and Expenses – Pension Allowance” caption in the consolidated balance sheets and are offset, in the same amounts, by the debit-balance accounts against which the allowance was initially recorded.

5.	Plans for early retirement.
In 2003, 2002 and 2001, the Bank, Banco Español de Crédito, S.A. (Banesto) and Santander Consumer Finance, S.A. offered certain employees the possibility of taking early retirement before the age stipulated in the current collective labor agreement. Accordingly, in those years allowances were recorded to cover the supplementary liabilities to employees taking early retirement and the salary and other commitments to these employees from the time of early retirement to the date of effective retirement.

Pursuant to Rule 13 of Bank of Spain Circular 4/1991, and after obtaining authorization from the Bank of Spain, these allowances were recorded as follows:

	Thousands of Euros

	2003	2002	2001

With a charge to unrestricted reserves (Note 21)	335,820	856,431	452,298
Of which:
Banco Santander Central Hispano, S.A.	259,014	705,845	270,732
Banesto	74,360	144,430	175,790
Santander Consumer Finance, S.A.	2,446	6,156	5,776

With a charge to income	26,215	55,071	—
Of which:
Banco Santander Central Hispano, S.A.	15,869	45,801	—
Banesto	10,346	6,300	—
Santander Consumer Finance, S.A.	—	2,970	—

With a charge to deferred tax assets (Note 22) (*)	188,427	484,101	243,547
Of which:
Banco Santander Central Hispano, S.A.	143,449	399,624	145,781
Banesto	43,661	81,162	94,659
Santander Consumer Finance, S.A.	1,317	3,315	3,107

Total allowances recorded (Note 17)	550,462	1,395,603	695,845

(*)	€180,826 thousand and €461,159 thousand of this amount arise from the charge to reserves in 2003 and 2002, respectively.

Companies abroad
Certain Group financial institutions abroad have entered into commitments with their employees which are similar to pensions.

The technical assumptions used by these entities (interest rates, mortality tables, cumulative annual CPI, etc.) are consistent with the socio-economic conditions prevailing in these countries.

As of December 31, 2003, 2002 and 2001, the total commitments accrued by these companies amounted to €3,301 million, €3,002 million and €4,034 million, respectively. Of these amounts, €1,308 million, €1,390 million and €2,395 million, respectively, were covered by in-house pension allowances recorded under the “Provisions for Contingencies and

Back to Contents

Expenses – Pension Allowance” caption in the consolidated balance sheets. The remaining amount was covered by policies taken out with insurance companies.

Accrued cost and payments
The accrued pension cost at the Group and the payments for these commitments were as follows:

	Thousands of Euros

	2003	2002	2001

Accrued cost (Note 25)	550,401	836,168	807,291
Of which are recorded under:
General administrative expenses – Personnel expenses	96,603	130,054	162,910
Extraordinary loss	120,119	350,832	195,293
Interest expense	554,012	597,211	713,930
Interest income	(220,333)	(241,929)	(264,842)
Payments	1,122,682	1,125,565	1,108,597
Of which: have been refunded by insurance entities	363,215	350,663	382,136

k)	Assets and liabilities acquired or issued at a discount

Assets and liabilities acquired or issued at a discount, except for marketable securities, are recorded at their redemption value. The difference between this value and the amounts paid or received are recorded under the liability and asset “Accrual Accounts” captions in the consolidated balance sheets.

l)	Derivative transactions

Derivative transactions are recorded in memorandum accounts based on either the future rights and commitments which might have an effect on net worth, or on the balances required to reflect the transactions, regardless of whether or not they affect the Group’s net worth. Accordingly, these instruments’ notional amount (theoretical value of the contracts) does not reflect the total credit or market risk assumed by the Group.

The premiums collected (paid) for options sold (purchased) are recorded under the “Other Liabilities” or “Other Assets” captions in the consolidated balance sheets through the maturity date, and amounted to €935 million and €757 million, respectively, as of December 31, 2003.

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

Nonhedging transactions (also called trading transactions) arranged on organized markets were valued at market price, and market price fluctuations were recorded in full in the consolidated statements of income.

The gains or losses arising from trading transactions arranged outside organized markets are not recognized in income until they are effectively settled. However, provisions were recorded with a charge to income for potential net foreign exchange losses, if any, on each type of risk disclosed by the valuations of positions at the end of each year. The types of risks considered for these purposes are interest rate, share price and foreign exchange risks.

m)	Severance costs

Under current Spanish law, Spanish consolidated companies are required to pay severance to employees terminated without justified cause. There is no staff reduction plan making it necessary to record a provision in this connection.

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

In this connection, certain timing differences which have a specific reversal period of fewer than ten years are recorded for accounting purposes; all other differences are treated for all purposes as permanent differences.

Tax relief and tax credits are treated as a reduction of the corporate income tax for the year in which they are taken (Note 22). Entitlement to these tax credits is conditional upon compliance with the requirements of current regulations.

Back to Contents

3.	Santander Group

Banco Santander Central Hispano, S.A.
The growth of the Group in the last decade has led the Bank to also act, in practice, as a holding entity of shares of the various companies in its Group, and its results are becoming progressively less representative of the performance and earnings of the Group. Therefore, each year the Bank determines the amount of dividends to be distributed to its shareholders on the basis of the consolidated net income, while maintaining the Group’s traditionally high level of capitalization and taking into account that the transactions of the Bank and of the rest of the Group are managed on a consolidated basis (notwithstanding the allocation to each company of the related net worth effect).

International Group Structure
At the international level, the various banks and other subsidiary and associated companies belonging to the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad.

The purpose of this structure, all of which is controlled by the Bank, is to optimize the international organization from the strategic, economic, financial and tax standpoints, since it makes it possible to define the most appropriate units to be entrusted with acquiring, selling or taking stakes in other international entities, the most appropriate financing method for these transactions and the most appropriate means of remitting the income obtained by the Group’s various operating units to Spain.

The Exhibits provide relevant data on the consolidable Group companies (Exhibits I and III) and on those accounted for by the equity method which are included, inter alia, in Exhibit II.

The principal equity investments acquired and sold by the Group in 2001, 2002 and 2003 and other significant corporate transactions were as follows:

Banco Español de Crédito, S.A. (Banesto)
In 2002 Banesto carried out a monetary capital increase through the issuance of 81,670,694 new shares, carrying preemptive rights, at a ratio of 2 new shares issued at par for every 15 old shares. We sold the preemptive rights we received in this transaction (arising from our 99.04% holding in the capital stock of Banesto) for €443 million, after this transaction our ownership interest in Banesto was reduced to 88.57% at the end of 2002 (Note 21).

Orígenes AFJP, S.A. (Orígenes AFJP)
In accordance with the agreements reached with Bank of Boston in 2000, in 2003 the Group acquired an additional 20% holding in the capital stock of Orígenes AFJP for €141 million. The goodwill which arose from this acquisition (Note 12) was amortized using the provisions recorded under the “Provisions for Contingencies and Expenses – Other Provisions” caption as of December 31, 2002 (Note 17).

Banco Santander Portugal, S.A. (Banco Santander Portugal)
In 2003, we acquired a 12.74% ownership interest in the capital stock of Banco Santander Portugal for €106 million, thus increasing our holding to 97.95%.

Shinsei Bank
In 2003, we increased our holding in the capital stock of the Japanese bank Shinsei Bank from 6.5% as of December 31, 2002, to 11.4% as of December 31, 2003. The total cost of the investment at that date was approximately €144 million.

Finconsumo Banca SpA (Finconsumo)
In 2003, we resolved to acquire the remaining 50% of the capital stock of Finconsumo that we did not own and acquired 20% for €60 million in 2003 (Note 12) and the remaining 30% (paid in 2004) for €80 million.

AKB Holding (AKB)
In 2001, we reached an agreement with the Werhahn Group for the acquisition of AKB (a German group specializing in consumer finance). In 2002 we issued 109,040,444 new shares of €0.5 par value each and a share premium of €9.588 each (Note 20) for an effective amount of €1,100 million, which were paid in full through the contribution of shares representing all the capital stock of AKB, in accordance with the resolutions adopted by the Bank’s Extraordinary Shareholders’ Meeting on February 9, 2002. In 2002 AKB merged with CC-Bank Ag.

Banco Santiago
Under the agreements between us and the Central Bank of Chile (as the second largest shareholder of Banco Santiago), on April 17, 2002, we acquired 35.45% of the Central Bank of Chile’s holding in the capital stock of Banco Santiago for $685 million. On August 1, 2002, Banco Santiago merged into Banco Santander Chile, with retroactive effect as of January 1, 2002, after the required resolutions of their respective Shareholders’ Meetings and approval by the Chilean regulatory authorities. The name of the post-merger entity is Banco Santander Chile.

Back to Contents

Banco Río de la Plata, S.A. (Banco Río)

As of December 31, 2003, we had a 99.1% interest in Banco Río (98.9% and 80.3% as of December 31, 2002 and 2001, respectively) following the tender offer launched in 2000 to acquire the capital stock of Banco Río owned by minority shareholders, which was accepted by 94% of the minority shareholders, the acquisition in 2002 (by virtue of the commitments assumed in prior years) of 18.54% of the capital stock (23% of the voting rights) for €395 million (Note 1) and the conversion into equity in 2003 of the subordinated debt owned by the Group as of December 31, 2002.

Banco Santander Colombia, S.A. (Banco Santander Colombia)

As a result of a capital increase and of certain agreements reached in prior years, in 2002 we increased our holding in the capital stock of Banco Santander Colombia by 34.32% and paid €303 million. As of December 31,2003, we held a 97.64% of the capital of Banco Santander Colombia.

Banco do Estado de Sao Paulo, S.A. (Banespa)

In November 2000, we acquired a 33% holding (66.5% of the voting rights) in the capital stock of Banespa for 7,284 million Brazilian reais. Additionally, on December 29, 2000, the Bank’s Board of Directors approved the launch of a tender offer for the remaining common and preferred shares owned by minority shareholders (67% of capital stock) at a price of 95 Brazilian reais for every 1,000 shares, to be paid in cash. This offer was accepted by the holders of 95% of the common shares and of 96% of the preferred shares, which enabled the Group to control 98.3% of the voting rights and 97.1% of the capital stock of Banespa. We paid 2,275 million Brazilian reais for this additional interest.

Grupo Financiero Santander Serfin, S.A. de C.V. (Grupo Financiero Santander Serfin)

In December 2002, we reached an agreement with Bank of America Corporation whereby the latter acquired 24.9% of Grupo Financiero Santander Serfin for $1,600 million (equivalent to €1,457 million), for which we recognised capital gains of €681 million. These gains were recorded under the “Gains on Disposal of Investments in Fully Consolidated Companies” caption in the consolidated statement of income for the year ended December 31, 2003. Under this agreement, Bank of America Corporation will maintain its holding in Serfin for at least three years, and after this period it may use, if it deems it appropriate, several liquidity mechanisms, including the listing of its Serfin shares on the stock exchange and the right to sell its Serfin shares to us, at one time, at its book value at the time of the sale, calculated in accordance with international accounting standards.

After this sale, our holding in the capital stock of Grupo Financiero Santander Serfin was 73.98%.

Patagon Group

In 2002, we restructured our Internet banking business, sold our holding in Patagon America, the Latin America financial portal, to the other shareholders for $9.84 million (approximately €10.7 million) and released the provisions recorded for the full amount of the investment.

Compañía de Seguros de Vida Santander, S.A. and Compañía de Reaseguros de Vida Soince-Re, S.A.

In 2001, the Group sold its holdings in these two Chilean companies for $258 million, for which we recognized capital gains of approximately $160 million.

Santander Central Hispano Previsión, S.A., de Seguros y Reaseguros

In 2003, we reached an agreement for the sale of our entire investment in the capital stock of this company for €160 million.

Other investments

Compañía Española de Petróleos, S.A. (Cepsa)

In 2003, we launched a tender offer for up to 42,811,991 Cepsa shares. The offer was accepted by 32,461,948 shares, representing an investment of €909 million (Note 12).

Total, S.A. considered that the tender offer constituted a breach of historical agreements between it and the Bank relating to (i) the exercise of voting rights in General Meetings of Cepsa and (ii) certain transfer restrictions on the Cepsa shares held by Total and the Bank (agreements which had, however, been rendered ineffective automatically by Law 26/2003) and, accordingly, filed a request for arbitration seeking injunctive measures at the Netherlands Court of Arbitration. The award rendered in this injunctive arbitration proceeding, which does not constitute a preliminary ruling on, or considers the merits of, the matters raised since they must be resolved in an arbitration on the merits already in progress, established injunctive measures that can be summarized as follows:

1.	Requirement for the Bank and Total, S.A. to act in concert with respect to the shares of Cepsa directly or indirectly held by them.
2.	Prohibition against the sale or charging of the direct or indirect holdings of the Bank in Somaen Dos, S.L., a company through which it owned its holding in Cepsa prior to the tender offer.
3.	Prohibition against the sale or charging of the shares of Cepsa acquired by Santander in the tender offer.

Back to Contents

Royal Bank of Scotland Group, plc. (RBOS)

In 2001, we sold 1.53% of the capital stock of RBOS, at a gain of approximately €400 million, thus reducing our investment to 8.03% as of December 31, 2001.

In 2002, we made a net divestment of 3% of our holding in RBOS, giving rise to gains of approximately €806 million. As of December 31, 2002, our ownership interest was 5.04%.

As of December 31, 2003, following several purchases and sales made during the year, our holding was 5.05%. The sales gave rise to gains of €217 million.

Unión Eléctrica Fenosa, S.A. (Unión Fenosa)

In 2002, we acquired several holdings in the capital stock of Unión Fenosa for a total amount of €465 million. As of December 31, 2003 and 2002, we had a 23.02% and a 23.35% holding, respectively, in the capital stock of Unión Fenosa.

Société Générale

As of December 31, 2000, we had a 5.93% holding in the capital stock of Société Générale. Following various divestments in 2001 (with realized gains of €185 million), we had a 1.5% holding in the capital stock of Societé Générale as of December 31, 2001. This holding was divested in 2002 at a gain of €94 million.

Grupo Financiero Bital

In 2002, we subscribed to a capital increase and converted bonds into Grupo Financiero Bital shares for approximately €99 million, thus increasing our holding to 25.4% of the economic rights and 29.1% of the voting rights of Grupo Financiero Bital. Subsequently, we accepted the tender offer launched by Hong Kong and Shanghai Bank Corporation (“HSBC”) for the shares of Grupo Financiero Bital, realizing capital gains of approximately €113 million.

Dragados y Construcciones, S.A.

In 2002, we divested our 23.5% holding in Dragados y Construcciones, S.A. (as of December 31, 2001, the holding was 20.19% of capital stock) at a capital gain of approximately €521 million.

Grupo Sacyr-Vallehermoso, S.A. (Sacyr-Vallehermoso)

In 2002, we divested 24.5% of our holding in Sacyr-Vallehermoso (as of December 31, 2001, the holding was 25.14% of capital stock) at a capital gain of approximately €301 million.

Metropolitan Life Insurance Company (Metlife)

In 2001, we reduced our stake in Metlife from 4.00% to 0.67% at a capital gain of approximately €300 million. Subsequently, in January 2002 we sold our remaining 0.67%.

San Paolo IMI, S.p.A. (San Paolo IMI)

In 2003, we increased our holding in San Paolo IMI, from 5.2% as of December 31, 2002, to 8.6% as of December 31, 2003, with a net investment of €525 million in 2003. As of December 31, 2003, this holding was recorded under the “Common Stocks and Other Equity Securities” caption (Note 9).

* * * * *

The cost, total assets and gross revenues of the other consolidated companies acquired and sold in 2003, 2002 and 2001 were not material with respect to the related consolidated totals.

4.	Distribution of the Bank’s income and directors’ compensation

Distribution of the Bank’s income

The Board of Directors submited for approval the Shareholders' Meeting the following proposal for distribution of the Parent Bank’s 2003 net income:

Thousands of Euros

Dividends:
Interim (Note 1)	1,444,387
Of which:
Distributed as of December 31, 2003 (*)	739,102
Third interim dividend	369,551
Fourth interim dividend	335,734
Voluntary reserves	646

Net income for the year	1,445,033

(*)	Recorded under the “Other Assets” caption.

Back to Contents

The provisional financial statements prepared by the Bank, in accordance with legal requirements, to evidence the existence of sufficient funds for the distribution of the 2003 interim dividends, were as follows:

	Thousands of Euros

	12/31/02 (*)	06/30/03	09/30/03	12/31/03	12/31/03

Income after taxes	1,376,178	722,711	1,083,947	1,445,033	1,445,033
Dividends paid	(1,086,013)	—	(369,551)	(739,102)	(1,108,653)

	290,165	722,711	714,396	705,931	336,380

Interim dividends	289,595	369,551	369,551	369,551	335,734

Accumulated interim dividends	1,375,608	369,551	739,102	1,108,653	1,444,387

Gross dividend per share (euros)	0.0607	0.0775	0.0775	0.0775	0.070408

(*)	Fourth interim dividend out of 2002 income.

Compensation and other benefits of the Bank’s directors and senior management

Directors’ compensation

Emoluments per the bylaws

Article 37 of the Bank’s bylaws provides that the Bank’s Executive Directors shall receive an amount up to 5% of the Bank net income for any fiscal year, for performing their duties as directors.

The Board of Directors, making use of the powers conferred on it, allocated 0.196% of the Bank’s income for 2003 (as compared to 0.191% for 2002 and 0.254% for 2001) as compensation (in the aggregate) for itself.

Consequently, the gross amount to be received by each director as compensation in 2003 and 2002 (€65,000 in each year) is 10% lower than that set for 2001 (€72,000). Additionally, the Executive Committee members receive additional compensation, the gross amount of which was €141,000 in 2003 and 2002 (also 10% below the €157,000 received in 2001).

Finally, from 2002 onwards, the members of the Audit and Compliance Committee receive additional compensation in the amount of of €32,000 per year.

Salary compensation

The detail of the salary compensation received by the Bank’s Board members with executive duties, who as of December 31, 2003 and 2002, were Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, and Mr. Francisco Luzón López, is as follows:

	Thousands of Euros

	2003	2002	2001

Total salary compensation	14,784	13,438	20,577
Of which: Variable compensation	8,373	7,103	12,495

Detail by director

The detail by director of the compensation earned by the Bank’s directors in 2003 as discussed above is as follows:

Back to Contents

	Thousands of Euros

	2003										2002

						Salary Compensation to
	Emoluments			Fees		Executive Directors

Directors	Bylaw-Stipulated Fees	Executive Committee	Audit Committee	Board	Other Fees	Fixed	Variable	Total	Other Compensa-tion	Total	Total

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	65	141	—	19	4	1,022	1,339	2,361	1	2,591	2,477
Mr. Jaime Botín-Sanz de Sautuola y García de los Ríos	65	—	—	13	—	—	—	—	—	78	88
Mr. Alfredo Sáenz Abad	65	141	—	19	4	2,524	2,697	5,221	306	5,756	4,848
Mr. Matías Rodríguez Inciarte	65	141	—	19	105	1,300	1,589	2,889	237	3,456	3,241
Mr. Manuel Soto Serrano	65	—	32	19	20	—	—	—	—	136	131
Mr. Juan Abelló Gallo	65	—	32	17	12	—	—	—	—	126	63
Mr. José Manuel Arburúa Aspiunza	65	—	—	19	88	—	—	—	9	181	176
Mr. Fernando de Asúa Álvarez	65	141	32	19	121	—	—	—	—	378	693
Mr. Antonio Basagoiti García-Tuñón	65	—	—	19	95	—	—	—	28	207	178
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	65	141	—	19	2	751	1,000	1,751	2	1,980	1,646
Mr. Emilio Botín-Sanz de Sautuola y O’Shea	65	—	—	19	1	—	—	—	—	85	102
Mr. Guillermo de la Dehesa Romero	65	141	—	19	8	—	—	—	—	233	120
Mr. Rodrigo Echenique Gordillo	65	141	32	17	79	—	—	—	658	992	1,027
Mr. Antonio Escámez Torres	65	141	—	19	102	—	—	—	865	1,192	1,109
Mr. Francisco Luzón López	65	141	—	19	1	814	1,748	2,562	414	3,202	2,873
Mr. Elías Massaveu Alonso del Campo	65	—	—	13	7	—	—	—	—	85	87
Mr. Abel Matutes Juan	65	—	32	19	14	—	—	—	—	130	65
Sir George Ross Mathewson	65	—	—	14	2	—	—	—	—	81	78
Mr. Luis Alberto Salazar-Simpson Bos	65	—	32	19	13	—	—	—	—	129	124
Mr. Antonio de Sommer Champalimaud	65	—	—	2	—	—	—	—	—	67	65
Assicurazioni Generali, S.p.a.	65	—	—	7	1	—	—	—	—	73	68
Other directors (1)	—	—	—	—	—	—	—	—	—	—	292

Total 2003	1,365	1,269	192	349	679	6,411	8,373	14,784	2,520	21,158	—

Total 2002	1,272	1,173	177	210	747	6,335	7,103	13,438	2,534	—	19,551

(1)	Directors who served on the Board of Directors for part of 2002, but who resigned prior to December 31, 2002. €289 thousand of the total amount relate to Mr. Ángel Corcóstegui Guraya.

Back to Contents

Compensation to the Board members as representatives of the Bank and to senior management

Representation on other boards

By resolution of the Executive Committee, all the compensation received by the Bank’s directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake (at the expense of those companies) and relating to appointments made after March 18, 2002, will accrue to the Group. The compensation received in 2003 in connection with representation duties of this kind, relating to appointments made after March 18, 2002, was as follows:

	Company	Thousands of Euros

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	Royal Bank of Scotland	57.5
Mr. Antonio Basagoiti García-Tuñón	Sacyr-Vallehermoso	93.4
Mr. Fernando de Asúa Álvarez	Cepsa	119.9

		270.8

Senior management

Additionally following is a detail of the aggregate compensation paid to the Bank’s Executive Officers (*) in 2003 and 2002:

		Thousands of Euros

	Number	Salary Compensation
	of				Other
Year	People	Fixed	Variable	Total	Compensation	Total

2002	19	10,215	12,437	22,652	3,945	26,597
2003	20	12,924	16,664	29,588	4,703	34,291

(*)	Excluding Executive Directors’ compensation, which is detailed above.

Pension commitments, other insurance and other items

The total balance of supplementary pension obligations assumed by the Group over the years for its current and retired employees, which amounted to €13,305 million (covered mostly by in-house allowances) as of December 31, 2003, includes the obligations to those who have been directors of the Bank during the year and who discharge (or have discharged) executive functions during the year. The total pensions commitments for these directors, together with the total sum insured under life insurance policies at that date and other items, amounted to €162 million as of December 31, 2003 (€256 million as of December 31, 2002, of which €108 million related to the settlement of the pension rights referred to bellow, and €209 million as of December 31, 2001, which did not include the extraordinary nonrecurring payment of €43.75 million paid in 2001 as a result of the retirement of the former co-chairman of the Bank Mr. José María Almusátegui).

The following table provides information on the obligations undertaken and covered by the Group relating to pension commitments to and other insurance for the Bank’s Executive Directors:

	Thousands of Euros

	2003		2002

	Total Accrued Pension Obligations	Other Insurance	Total Accrued Pension Obligations	Other Insurance

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	10,028	—	9,420	—
Mr. Alfredo Sáenz Abad	52,807	7,573	55,138	3,877
Mr. Francisco Luzón López	19,448	4,886	18,452	4,698
Mr. Matías Rodríguez Inciarte	27,442	3,900	25,522	3,823
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	7,736	1,258	6,656	1,258

Total	117,461	17,617	115,188	13,656

Additionally, other directors benefit from life insurance policies at the Group’s expense, the related insured sum being €3 million as of December 31, 2003, 2002 and 2001.

Pension settlement

Following the decision of Mr. Ángel Corcóstegui Guraya to resign, for personal reasons, in February 2002 from his position as First Vice-Chairman of the Bank and board member (which entailed his corresponding resignation as Chief Executive Officer of the Bank and as member of the various Board Committees on which he sat), and in settlement for the pension commitments to him, the Bank paid on his resignation a gross amount of €108 million for his pension rights. This amount had been fully provided for as of that date. Upon payment, a withholding of 48% was made, and the amount withheld was paid into the Spanish Treasury. Accordingly, the net amount paid to Mr. Corcóstegui in this connection was €56 million.

Back to Contents

Stock option plan

The detail of the Bank’s stock options granted to the Board members as of December 31, 2003, is as follows:

			Exercised Options

	Options at 01/01/03	Average Exercise Price	Number	Exercise Price	Market Price Applied	Options at 12/31/03	Average Exercise Price	Date of Commencement of Exercise Period	Date of Expiration of Exercise Period

		(in euros)		(in euros)	(in euros)		(in euros)

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	150,000	10.545	—	—	—	150,000	10.545	12/30/03	12/29/05
Mr. Alfredo Sáenz Abad	100,000	10.545	—	—	—	100,000	10.545	12/30/03	12/29/05
Mr. Matías Rodríguez Inciarte	125,000	10.545	—	—	—	125,000	10.545	12/30/03	12/29/05
Mr. Antonio Escámez Torres	140,000	8.19	40,000	2.29	5.92	100,000	10.545	12/30/03	12/29/05
Mr. Francisco Luzón López	140,000	8.19	40,000	2.29	5.67	100,000	10.545	12/30/03	12/29/05

	655,000	9.54	80,000	2.29	5.80	575,000	10.545

Back to Contents

Loans made to member of our Board of Directors and our Executive Officers

Our direct or indirect risk exposure to the Bank’s directors as of December 31, 2003, amounted to €10.1 million (€14.4 million and €7.8 million as of December 31, 2002 and 2001, respectively) of loans and credits to such directors and €0.4 million (€1.2 million and €0.8 million as of December 31, 2002 and 2001, respectively) of guarantees provided to them. These loans, credits and guarantees were granted at market rates in all cases.

The detail by director as of December 31, 2003, is as follows:

	Thousands of Euros

	Loans and Credits	Guarantees	Total

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	1,694	—	1,694
Mr. Jaime Botín-Sanz de Sautuola y García de los Ríos	1,642	—	1,642
Mr. Juan Abelló Gallo	—	301	301
Mr. José Manuel Arburúa Aspiunza	618	6	624
Mr. Antonio Basagoiti García-Tuñón	239	1	240
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	14	—	14
Mr. Rodrigo Echenique Gordillo	54	79	133
Mr. Antonio Escámez Torres	299	—	299
Mr. Francisco Luzón López	1,311	—	1,311
Mr. Abel Matutes Juan	4,166	—	4,166
Mr. Luis Alberto Salazar-Simpson Bos	27	—	27

	10,064	387	10,451

Detail of directors’ investments in companies with similar business activities and performance by directors, for their own account or for the account of others, of similar activities

In accordance with the requirements of Article 127 ter.4 of the Spanish Corporations Law, in order to enhance the transparency of listed corporations, following is a detail of the directors’ investments in the capital stock of non-Group companies engaging in: (i) banking, financing or lending; (ii) insurance; (iii) management of Collective Investment Institutions; or (iv) securities brokerage, and of the management or governing functions, if any, that the directors discharge therein:

Back to Contents
Director	Corporate Name	Line of Business	Number of Shares	Function

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	Bankinter, S.A.	Banking	847,626	Director (1)
	Royal Bank of Scotland Group	Banking	—	Director (1)
	Shinsei Bank, Limited	Banking	—	Director (1)
	Bank of America Corporation	Banking	280	—

Mr. Jaime Botín-Sanz de Sautuola y García de los Ríos	Bankinter, S.A.	Banking	6,046,888	Adviser to the Board
	Línea Directa Aseguradora, S.A.	Insurance	—	Chairman (1)

Mr. Alfredo Sáenz Abad	Banco Bilbao Vizcaya Argentaria, S.A.	Banking	25,000	—
	HSBC Holdings	Banking	8,298	—
	Lloyds TSB	Banking	218	—

Mr. Matías Rodríguez Inciarte	Banco Popular Español, S.A.	Banking	2,350	—

Mr. Manuel Soto Serrano	Lloyds TSB	Banking	55,000	—
	Royal Bank of Scotland Group	Banking	780	—

Mr. Juan Abelló Gallo	Banco Popular Español, S.A.	Banking	29,000	—
	Bankinter, S.A.	Banking	29,000	—
	Banco Bilbao Vizcaya Argentaria, S.A.	Banking	18,603	—
	Royal Bank of Scotland Group	Banking	22,000	—
	Barclays	Banking	66,000	—
	Lloyds TSB	Banking	105,700	—
	BNP	Banking	9,600	—
	AXA	Insurance	60,000	—
	Allied Irish Bank	Banking	25,000	—
	American International Group	Insurance	14,900	—
	Citigroup	Banking	20,000	—
	Wells Fargo	Banking	6,500	—
	Northern Trust	Banking	5,500	—

Mr. Fernando de Asúa Álvarez	Société Générale	Banking	480	—
	BNP Paribas	Banking	867	—
	Alliance and Leicest	Banking	2,500	—
	San Paolo IMI, S.p.A.	Banking	11,000	—
	Credit Suisse Group	Banking	1,082	—
	Royal Bank of Scotland Group	Banking	3,000	—
	Commerzbank, A.G.	Banking	2,000	—
	Lloyds TSB	Banking	4,500	—
	Banco Popular Español, S.A.	Banking	662	—
	Deutsche Bank, A.G.	Banking	500	—
	Centro Asegurador, S.A.	Insurance	200	Representative (3)
	Allianz	Insurance	381	—
	American International Group	Insurance	1,000	—

Back to Contents
Director	Corporate Name	Line of Business	Number of Shares	Function

Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A.	Banking	1	—

Mr. Guillermo de la Dehesa Romero	AVIVA Vida y Pensiones, S.A.	Insurance	—	Chairman (1)
	Goldman Sachs & Co.	Banking	8,592	—
	Goldman Sachs Europe Ltd.	Banking	—	Director (1)
	AVIVA Plc.	Insurance	144	Director (1)

Mr. Rodrigo Echenique Gordillo	Banco Comercial Portugués	Banking	8,865	—
	Banco Popular Español, S.A.	Banking	1,000	—
	Crédit Agricole	Banking	1,150	—
	Credit Suisse Group	Banking	975	—
	Deutsche Bank, A.G.	Banking	220	—
	Royal Bank of Scotland Group	Banking	590	—
	Wells Fargo	Banking	375	—
	Citigroup	Banking	340	—
	ING	Banking	830	—
	UBSGroup	Banking	395	—

Mr. Antonio Escámez Torres	Banque Commerciale du Maroc, S.A.	Banking	—	Vice-Chairman (1)
	Banco de Valencia, S.A.	Banking	343	—

Mr. Francisco Luzón López	Banco Bilbao Vizcaya	Banking	158,500	—
	Argentaria, S.A.

Mr. Elías Massaveu y Alonso del Campo	Bankinter, S.A.	Banking	4,241,617	Director (1)
	Banco Bilbao Vizcaya Argentaria, S.A.	Banking	10,000	—

Sir George Mathewson	Royal Bank of Scotland Group	Banking	247,978	Chairman
	National Westminster Bank Plc.	Banking	—	Chairman
	The Royal Bank of Scotland Plc.	Banking	—	Chairman
	The Scottish Investment Trust Plc.	Fund Manager	—	Director (1)

Mr. Abel Matutes Juan	Sao Paolo IMI, S.p.A.	Banking	142,689	Director (1)

Mr. Luis Alberto Salazar-Simpson Bos	Centro Asegurador, S.A.	Insurance	—	Representative (4)

Assicurazioni Generali (5)	Banca Nazionale del Lavoro	Banking	156,370,178	—
	Banca D’Italia	Banking	19,000	—
	Commerzbank, A.G.	Banking	10,299,742	—
(1) Non-executive.
(2) Executive.
(3) He is the representative of the non-executive director Faa e Inversiones, S.A.
(4) He is the representative of the non-executive director Constructora Inmobiliaria Urbanizadora Vasco Aragonesa, S.A.
(5) Further relevant information on the companies composing the Gruppo Generali can be found in the 2003 Santander Group’s Annual Corporate Governance Report, and in the 2003 financial statements of Assicurazioni Generali.

The Annual Corporate Governance Report contains information regarding the Bank’s directors’ holdings in Group companies and the governing bodies thereof to which they belong.

None of the Board members perform, for their own account or for the account of others, any activities similar to those included in the foregoing table. Additionally, as required by Article 114.2 of the Securities Market Law, it is hereby stated that in 2003 the Bank’s directors did not perform, either directly or indirectly, any transaction with the Bank or with other Group companies other than in the ordinary course of operations or on an arm’s-length basis.

Back to Contents
5. Government debt securities

Breakdown

The detail of the balances of this caption in the consolidated balance sheets is as follows:

	Thousands of Euros

	2003		2002		2001

	Book	Market	Book	Market	Book	Market
	Value	Value	Value	Value	Value	Value

Fixed-income securities:
Trading portfolio:
Treasury bills	1,705,321	1,705,321	—	—	—	—
Other listed debt securities traded by the book-entry system	2,709,900	2,709,900	2,025,794	2,025,794	3,784,393	3,784,393

	4,415,221	4,415,221	2,025,794	2,025,794	3,784,393	3,784,393

Available-for-sale portfolio:
Treasury bills	177,237	177,419	3,677,314	3,695,356	3,223,943	3,226,380
Other listed debt securities traded by the book-entry system	20,655,201	20,776,008	13,252,332	13,715,738	10,639,303	10,595,705

	20,832,438	20,953,427	16,929,646	17,411,094	13,863,246	13,822,085

Held-to-maturity portfolio:
Other listed debt securities traded by the book-entry system	5,870,864	6,062,924	6,033,086	6,453,700	7,057,433	7,419,615
	31,118,523	31,431,572	24,988,526	25,890,588	24,705,072	25,026,093
Less – Security price fluctuation allowance	(10,659)	—	(33)	—	(10,182)	—

	31,107,864	31,431,572	24,988,493	25,890,588	24,694,890	25,026,093

Term to maturity

The breakdown of the balances of this caption, by term to maturity, disregarding the security price fluctuation allowance, is as follows:

	Millions of Euros

Term to Maturity	2003	2002	2001

Up to 3 months	151	574	2,899
3 months to 1 year	9,341	4,228	2,535
1 to 5 years	16,843	15,986	15,427
Over 5 years	4,784	4,201	3,844

	31,119	24,989	24,705

Other information

Of the assets included in the “Government Debt Securities – Fixed-Income Securities” and “Debentures and Other Fixed-Income Securities” captions (Note 8) and of the assets acquired under resale agreement, recorded under the “Due from Credit Institutions” (Note 6) and “Loans and Credits” (Note 7) captions, as of December 31, 2003, the Group had sold under repurchase agreement €69,992 million to the Bank of Spain and to other financial intermediaries and customers (public authorities, other resident sectors and nonresidents), and these amounts are recorded under the “Due to Credit Institutions – Time or Notification Deposits” (Note 14) and “Customer Deposits” (Note 15) captions in the consolidated balance sheets (€55,466 million and €57,852 million as of December 31, 2002 and 2001, respectively).

The average annual interest rate on Treasury bills in 2003 was 2.14% (3.67% in 2002 and 4.58% in 2001).

The "Other Listed Debt Securities Traded by the Book-Entry System" account includes debentures, bonds and government debt securities with an average annual interest rate of 4.10% in 2003 (5.05% in 2002 and 5.43% in 2001).

As of December 31, 2003, the nominal amount of government debt securities pledged to certain commitments of Group companies and third parties amounted to €267 million (€600 million and €604 million as of December 31, 2002 and 2001, respectively).

Back to Contents

Security price fluctuation allowance

The variations in the balances of the "Security Price Fluctuation Allowance" account were as follows:

	Thousands of Euros

	2003	2002	2001

Balances at the beginning of the year	33	10,182	3,696

Net provision for the year:
Provision recorded	10,659	—	7,242
Allowance released	(33)	(10,143)	(192)

	10,626	(10,143)	7,050

Amount used in sales and writedowns and other variations	—	(6)	(564)

Balances at year-end	10,659	33	10,182

6.   Due from credit institutions

The breakdown of the balances of this caption in the consolidated balance sheets, by type and term to maturity, is as follows:

	Thousands of Euros

By Type and Term to Maturity	2003	2002	2001

Demand deposits:
Current accounts	103,734	105,816	215,667
Other accounts	1,599,804	3,043,095	5,396,981

	1,703,538	3,148,911	5,612,648

Other:
Deposits and other accounts at credit and
financial institutions-
Up to 3 months	10,937,055	11,019,178	16,547,662
3 months to 1 year	2,888,295	3,881,831	3,230,730
1 to 5 years	554,824	509,223	733,377
Over 5 years	255,613	454,913	480,436

	14,635,787	15,865,145	20,992,205

Assets acquired under resale agreement (Note 5)-
Up to 3 months	20,111,660	19,922,699	15,011,743
3 months to 1 year	1,278,587	1,410,157	1,479,801

	21,390,247	21,332,856	16,491,544

	36,026,034	37,198,001	37,483,749

Less- Credit loss allowance (Note 1)	(111,735)	(90,522)	(107,107)

	35,914,299	37,107,479	37,376,642

	37,617,837	40,256,390	42,989,290

Of which: Euros	25,978,021	26,552,350	22,797,189

7.   Loans and credits

Breakdown

The detail, by borrower sector, of the balances of this caption is as follows:

	Thousands of Euros

	2003	2002	2001

Public authorities	5,487,358	4,897,118	4,249,672
Other resident borrowers	103,515,597	88,876,138	84,721,701
Nonresident borrowers:
European Union (except Spain)	31,474,111	30,152,730	26,718,312
USA and Puerto Rico	4,580,092	5,133,573	7,818,915
Other OECD countries	808,212	1,645,739	958,494
Latin America	30,732,555	35,856,602	52,724,911
Other countries	1,022,771	1,349,261	1,917,355

	68,617,741	74,137,905	90,137,987

	177,620,696	167,911,161	179,109,360

Less- Credit loss allowance (Note 1)	(5,116,683)	(4,938,204)	(5,287,314)

	172,504,013	162,972,957	173,822,046

Of which: Euros	136,488,788	120,882,376	108,944,400

As of December 31, 2003 and 2002, €11,667 and €4,444 millions of mortgage loans were assigned as garantee of Mortgage backed securities issued pursuant to the Mortgage Market law (see note 16).

Back to Contents

Term to maturity, loan type and status

The detail, by term to maturity and loan type and status, of the balances of this caption, disregarding the "Credit Loss Allowance" account balance, is as follows:

	Millions of Euros

	2003	2002	2001

By term to maturity:
Up to 3 months	34,132	34,871	46,058
3 months to 1 year	29,683	28,749	22,676
1 to 5 years	45,835	43,299	46,828
Over 5 years	67,971	60,992	63,547

	177,621	167,911	179,109

By loan type and status:
Financial bills	794	1,204	855
Secured loans	66,285	56,687	56,924
Spanish commercial bills	9,691	8,186	9,382
Other term loans	80,899	81,641	91,951
Assets acquired under resale agreement	2,913	3,091	2,730
Demand and other loans	6,180	6,733	6,334
Financial leases	7,582	6,669	7,039
Doubtful assets	3,277	3,700	3,894

	177,621	167,911	179,109

Credit loss allowance

The variations in the balances of the “Credit Loss Allowance” account which, as indicated in Note 2-c, covers nonperforming and doubtful loans and country-risk of the “Due from Credit Institutions” (Note 6), “Loans and Credits” and “Debentures and Other Fixed-Income Securities” captions (Note 8), were as follows:

	Thousands of Euros

	2003	2002	2001

Balances at the beginning of the year	5,164,278	5,582,874	5,650,470
Inclusion of companies in the Group	—	9,034	108
Net provision:
Period provision	2,440,209	2,883,132	3,137,289
Allowance released	(690,874)	(973,681)	(1,110,965)

	1,749,335	1,909,451	2,026,324

Nonperforming loans charged off against
Allowance	(1,071,085)	(1,473,374)	(2,027,047)
Exchange differences and other variations	(427,935)	(1,153,128)	(65,354)
Writeoffs and transfers between allowances	(197)	289,421	(1,627)

Balances at year-end (Note 1)	5,414,396	5,164,278	5,582,874

Of which:
Allowance for specific risks	2,648,260	2,970,725	3,061,442
General-purpose allowance	1,596,603	1,417,681	1,657,791
Country-risk allowance	399,358	318,468	342,936
Allowance for statistical coverage	770,175	457,404	520,705

The €357 million of written-off assets recovered in 2003 are presented as a reduction of the balance of the "Writeoffs and Credit Loss Provisions" caption in the consolidated statement of income. This caption also includes the direct writeoffs of loans classified as bad debts, which amounted to €104 million in 2003. Written-off assets recovered in 2002 and 2001 amounted to €394 million and €494 million, respectively, and direct writeoffs of loans classified as bad debts were €132 million and €53 million, respectively.

Country-risk

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

As of December 31, 2003, the Group’s positions exposed to country-risk (disregarding intercompany balances) amounted to approximately €500 million (€400 million and €1,200 million as of December 31, 2002 and 2001, respectively).

Back to Contents

8.	Debentures and other fixed-income securities

Breakdown

The breakdown, by listing status and classification, of the balances of this caption is as follows:

	Thousands of Euros

	2003	2002	2001

By listing status:
Listed	42,375,577	28,212,876	32,070,126
Unlisted	2,138,478	4,207,257	10,721,497

	44,514,055	32,420,133	42,791,623

By classification:
Trading portfolio	9,532,252	10,915,650	11,709,813
Available-for-sale portfolio	31,065,394	16,522,447	23,981,020
Held-to-maturity portfolio	3,916,409	4,982,036	7,100,790

	44,514,055	32,420,133	42,791,623

Less-
Credit loss allowance (Note 7)	(185,978)	(135,552)	(188,453)
Security price fluctuation allowance	(51,023)	(198,420)	(298,775)

	44,277,054	32,086,161	42,304,395

Of which: Euros	22,948,058	8,234,974	8,205,540

Other information

As of December 31, 2003, 2002 and 2001, the market value of the available-for-sale and held-to-maturity portfolios did not differ materially from the acquisition cost, adjusted as indicated in Note 2-d).

The weighted average annual interest rate on the fixed-income securities portfolio as of December 31, 2003, was 6.2% (10.2% and 9.1% as of December 31, 2002 and 2001, respectively). The effect of discounting by the interest method the fixed-income securities whose interest rates are lower than the average cost of the Group’s borrowed funds is not material.

The balance as of December 31, 2003, of the "Public-Sector Issuers" account in the consolidated balance sheet includes €27,065 million relating to securities issued by nonresident public-sector entities (€22,639 million and €31,991 million as of December 31, 2002 and 2001, respectively).

The variation in the balance of this caption as of December 31, 2003, with respect to December 31, 2002, was due basically to the acquisition of securities of European public-sector issuers, financed with short-term repurchase agreements (Note 5).

€18,646 million of the Group's total fixed-income securities portfolio as of December 31, 2003, mature in 2004.

Security price fluctuation allowance

The variations in the balances of the "Security Price Fluctuation Allowance" account were as follows:

	Thousands of Euros

	2003	2002	2001

Balances at the beginning of the year	198,420	298,775	313,079
Exclusion of companies from the Group	—	(3,832)	—
Net release in the year	(15,416)	(88,061)	(40,532)
Amount used in sales, writedowns and exchange
differences and other variations	(131,981)	(8,462)	26,228

Balances at year-end	51,023	198,420	298,775

9.	Common stocks and other equity securities

This caption includes basically the shares and securities representing holdings of less than 20% (less than 3% if listed) in the capital stock of companies which have no lasting relationship with the Group and over which no significant influence is exercised (Note 2-e), and investments in mutual funds.

Breakdown

The detail, by classification and listing status, of the balances of this caption is as follows:

Back to Contents

	Thousands of Euros

	2003	2002	2001

By classification:
Trading portfolio	2,420,864	1,316,080	1,876,817
Available-for-sale portfolio	7,643,258	6,550,672	5,931,094

	10,064,122	7,866,752	7,807,911

By listing status:
Listed	6,336,825	3,403,268	4,388,404
Unlisted	4,676,058	5,033,199	3,942,147

	11,012,883	8,436,467	8,330,551

Less- Security price fluctuation allowance	(948,761)	(569,715)	(522,640)

	10,064,122	7,866,752	7,807,911

Of which: Euros	8,227,350	5,866,594	4,406,927

Variations

The variations in the balances of this caption, disregarding the security price fluctuation allowance, were as follows:

	Thousands of Euros

	2003	2002	2001

Balances at the beginning of the year	8,436,467	8,330,551	7,067,320
Net additions	461,736	846,200	1,154,094
Transfers from (to) “Investments in Non-Group Companies” (Note 10)	1,358,560	(136)	253,946
Of which:
San Paolo IMI	953,912	—	—
Commerzbank, Ag.	333,138	—	—
Transfers of goodwill from “Investments in Non-Group Companies”	518,784	—	—
(Note 12)
Of which:
San Paolo IMI	439,571	—	—
Commerzbank, Ag.	72,375	—	—
Transfers from (to) “Investments in Group Companies”) (Note 11)	—	2,630	(727)
Exchange differences and other variations	237,336	(742,778)	(144,082)

Balances at year-end	11,012,883	8,436,467	8,330,551

Following the issuance of the First-Time Application Standard of International Accounting Standards in 2003, as of December 31, 2003, after recording the annual goodwill amortization charge, the Group transferred the holdings (Note 10) of less than 20% which are not intended to be held at long term. The transfer was made at the cost previously recorded in the “Investments in Non-Group Companies” caption plus the related goodwill. The required security price fluctuation allowance is recorded if the market value after the transfer is lower than net cost.

Security price fluctuation allowance

The variations in the balances of the “Security Price Fluctuation Allowance” account were as follows:

	Thousands of Euros

	2003	2002	2001

Balances at the beginning of the year	569,715	522,640	618,406
Net inclusion of companies in the Group	(1,026)	(1,866)	—
Net provision (release) in the year	309,192	206,499	(3,233)
Amount used in sales, writedowns and transfers and
other variations	70,880	(157,558)	(92,533)

Balances at year-end	948,761	569,715	522,640

Other information

Vodafone Airtouch, plc. (Vodafone)

In 2001 the Group sold 44% of its investment in the capital stock of Vodafone, generating a gross gain of €1,713 million. In 2003, the Group sold 0.67% of its holding in Vodafone, at a gain of €369 million.

Auna Operadores de Telecomunicaciones, S.A. (Auna)

Following the various corporate transactions that took place in 2001 and 2002, as of December 31, 2003 and 2002, the Group had a 23.49% holding in the capital stock of Auna, with an investment of €1,696 million.

As of December 31, 2003, the Group had entered into certain agreements which will enable it, if they were exercised, to increase its holding by a further 2.5%. These agreements were exercised in 2004.

Back to Contents

Notifications on share acquisitions

The notifications on share acquisitions and sales by the Bank in compliance with Article 86 of the Spanish Corporations Law and Article 53 of Securities Market Law 24/1998 are listed in Exhibit IV.

10.	Investments in non-Group companies

This caption reflects the ownership rights in the capital of associated companies, i.e. companies which, although not forming part of the Group, have a lasting relationship with the Group and are intended to contribute to its activity, and over which significant influence is exercised (Exhibit II).

Breakdown

The breakdown, by company, of the balances of this caption (Note 3) in the consolidated balance sheets is as follows:

	Thousands of Euros

	2003	2002	2001

Royal Bank of Scotland	1,850,889	1,883,328	3,086,774
Cepsa	1,324,117	833,135	773,406
Unión Fenosa	772,618	692,929	463,975
Banque Commerciale du Maroc, S.A.	110,129	121,394	118,820
San Paolo IMI (*)	—	540,631	449,076
Commerzbank A.G. (*)	—	326,540	574,429
Sacyr-Vallehermoso (*)	—	58,569	264,968
Grupo Financiero Galicia, S.A.	—	30,142	74,087
Société Générale	—	—	237,310
Dragados y Construcciones, S.A.	—	—	295,470
Other companies	208,672	283,070	323,490

	4,266,425	4,769,738	6,661,805

Of which:
Euros	2,284,370	2,704,751	3,333,832
Listed	3,947,624	4,393,742	6,307,700

(*) Transferred to “Common Stocks and Other Equity Securities”, as indicated in Note 9.

Variations

The variations in the balances of this caption were as follows:

	Thousands of Euros

	2003	2002	2001

Balances at the beginning of the year	4,769,738	6,661,805	7,719,700
Purchases and capital increases (Note 3)	1,112,430	528,105	422,043
Of which:
San Paolo IMI	368,182	—	—
Cepsa	347,790	—	—
Royal Bank of Scotland	364,197	—	—
Sales and capital reductions (Note 3)	(394,051)	(2,153,580)	(1,939,412)
Transfers from /(to) “Common Stocks and Other Equity Securities” (Note 9)	(1,358,560)	136	(253,946)
Transfers from “Investments in Group Companies” (Note 11)	—	—	6,581
Effect of equity method accounting	298,629	243,625	466,363
Change of consolidation method	—	(2,104)	(18,253)
Exchange differences and other variations	(161,761)	(508,249)	258,729
Of which: Variations in reserves at associated companies (Note 21)	(1,837)	(243,289)	178,428

Balances at year-end	4,266,425	4,769,738	6,661,805

Back to Contents

11.	Investments in Group companies

Breakdown

This caption reflects the investments in Group companies which were not consolidated (Exhibit II) because their business activities are not directly related with those of the Group. The breakdown, by company, of the balances of this caption is as follows:

	Thousands of Euros

	2003	2002	2001

Inmobiliaria Urbis, S.A.	335,028	302,687	280,012
Santander Central Hispano Previsión, S.A. de Seguros y Reaseguros	159,087	143,702	4,381
Santander Central Hispano Seguros y Reaseguros, S.A.	98,933	62,460	110,833
Compañía Aseguradora Banesto Seguros, S.A.	56,580	50,729	45,388
La Unión Resinera Española, S.A.	46,477	53,963	50,431
Santander Seguros, S.A. (Brazil)	46,468	40,086	50,810
Seguros Santander Serfin, S.A. de C.V.	45,846	33,445	37,305
Totta Urbe, S.A.	—	104,577	100,531
B to B Factory Ventures, S.A.	—	40,000	80,632
Editel, S.L.	—	27,601	45,485
AOL Spain, S.A.	—	—	123,736
Other companies	279,352	270,143	297,807

	1,067,771	1,129,393	1,227,351
Of which:
Euros	921,351	993,485	1,049,163
Listed	384,179	359,218	330,443

Variations

The variations in the balances of this caption were as follows:

	Thousands of Euros

	2003	2002	2001

Balances at the beginning of the year	1,129,393	1,227,351	1,155,969
Inclusion of companies in the Group	—	12,928	—
Purchases and capital increases	117,582	137,633	249,576
Sales and capital reductions	(41,602)	(165,693)	(173,422)
Transfers to “Investments in Non-Group Companies” (Note 10)	—	—	(6,581)
Transfers (to) / from “Common Stocks and Other Equity Securities” (Note 9)	—	(2,630)	727
Effect of equity method accounting	108,634	36,273	55,515
Change of consolidation method	(132,577)	(23,939)	5,223
Exchange differences and other variations	(113,659)	(92,530)	(59,656)

Balances at year-end	1,067,771	1,129,393	1,227,351

Back to Contents

Other information

As of December 31, 2003, there were no significant capital increases in progress at any nonconsolidable subsidiary.

12.	Consolidation goodwill

Breakdown

The breakdown, by company, of the balances of the “Consolidation Goodwill” caption (Note 3) is as follows:

	Thousands of Euros

	2003	2002	2001

Fully consolidated companies:
Totta Group (Portugal)	1,560,638	1,656,487	1,752,191
Banco Santander Chile (Note 3)	973,066	1,033,638	492,343
Grupo Financiero Santander Serfin (Mexico)	840,899	1,191,867	1,260,431
AKB (Note 3)	824,483	870,286	—
Grupo Meridional (Brazil)	710,985	754,395	797,735
Banesto	366,311	400,589	461,078
Banco de Venezuela	313,316	332,052	349,765
Banespa (Brazil)	—	1,770,590	2,360,175
Banco Río (Argentina)	—	508,261	244,979
Patagon Group	—	—	627,595
Other companies	475,934	451,999	446,419

	6,065,632	8,970,164	8,792,711
Companies accounted for by the equity method:
Cepsa	650,949	92,486	99,275
Royal Bank of Scotland	395,100	173,475	269,939
Unión FENOSA	261,632	280,557	97,256
San Paolo IMI (Notes 9 and 10)	—	299,704	210,366
Commerzbank Ag. (Notes 9 and 10)	—	77,375	104,841
Grupo Financiero Galicia, S.A. (Argentina)	—	37,992	37,996
Société Générale	—	—	95,916
Other companies	11,911	22,982	160,397

	1,319,592	984,571	1,075,986

	7,385,224	9,954,735	9,868,697

As of December 31, 2002 and 2001, the Group had recorded provisions (Notes 1 and 17) to cover the potential loss of value of certain of these assets. The goodwill of the Group units located in Argentina was written off in 2003 with a charge to the provisions previously recorded.

Based on the estimates, projections and assessments available to the Bank’s directors, the forecasted revenues attributable to the Group from these companies are at least equal to the amounts of the respective goodwill balances yet to be amortized in the related periods.

Variations

The variations in the balances of the “Consolidation Goodwill” caption were as follows:

Back to Contents

	Thousands of Euros

	2003	2002	2001

Balances at the beginning of the year	9,954,735	9,868,697	11,632,782
Additions (Note 3)	1,367,919	2,420,892	557,997
Of which:
Cepsa	569,037	—	—
Royal Bank of Scotland	308,002	21,875	—
San Paolo IMI	160,715	104,630	—
Orígenes AFJP	101,819	—	—
Banco Santander Portugal	69,102	—	—
AKB	—	916,091	—
Banco Santiago (Banco Santander Chile)	—	595,806	—
Banco Río (*)	—	263,280	—
Banco Santander Colombia	—	240,114	—
Unión FENOSA	—	195,446	51,585
Banespa	—	612	345,931
Retirements due to sale	(401,231)	(976,238)	(449,130)
Of which:
Grupo Financiero Santander Serfin	(318,023)	—	—
Patagon Group	—	(617,503)	—
Royal Bank of Scotland	(69,446)	(103,876)	—
Société Générale	—	(95,126)	(285,379)
Amortization charged to specific allowances (Note 17)	(775,727)	—	—
Transfers from “Investments in Non-Group Companies” to
“Common Stocks and Other Equity Securities” (Note 9)	(518,784)	—	—
Amortization charged to income	(2,241,688)	(1,358,616)	(1,872,952)
Of which: Additional to that calculated on a straight-line basis	(1,719,164)	(702,885)	(1,230,651)
of which:
Banespa (**)	(1,703,835)	(400,571)	(1,230,651)
Banco Santander Colombia	(786)	(240,008)	—

Balances at year-end	7,385,224	9,954,735	9,868,697

(*)	Provisioned and amortized as indicated in Note 1.
(**)	Although the Bank had a public commitment to amortize the goodwill of Banespa in five years; it has finally amortized it in three years due to the decline in its valuation, following the principle of prudence.

13.	Property and equipment

Variations

The variations in the "Property and Equipment" accounts and in the related accumulated depreciation were as follows:

Back to Contents

	Thousands of Euros

	Land and		Furniture,
	Buildings for	Other	Fixtures
	Own Use	Property	and Other	Total

Revalued cost:
Balances at January 1, 2001	4,930,433	642,457	4,438,378	10,011,268
Additions due to new inclusions in the Group	38,771	6,383	2,825	47,979
Additions/Retirements (net)	(274,134)	(118,291)	238,403	(154,022)

Balances at December 31, 2001	4,695,070	530,549	4,679,606	9,905,225
Additions and retirements (net) due to change
in scope of consolidation	(73,130)	(34,739)	(4,556)	(112,425)
Additions/Retirements (net)	(228,384)	(128,834)	130,517	(226,701)
Exchange differences	(683,374)	(78,103)	(257,521)	(1,018,998)

Balances at December 31, 2002	3,710,182	288,873	4,548,046	8,547,101
Additions and retirements (net) due to change
in scope of consolidation	(13,044)	(380)	198	(13,226)
Additions/Retirements (net)	(135,026)	18,614	(192,150)	(308,562)
Transfers	—	18,785	(18,785)	—
Exchange differences	(146,074)	(13,854)	(100,476)	(260,404)

Balances at December 31, 2003	3,416,038	312,038	4,236,833	7,964,909

Accumulated depreciation:
Balances at January 1, 2001	(886,878)	(31,138)	(2,387,749)	(3,305,765)
Additions due to new inclusions in the Group	(17,099)	18	(3,347)	(20,428)
Retirements	86,517	21,107	317,756	425,380
Provisions	(118,826)	(1,899)	(529,757)	(650,482)

Balances at December 31, 2001	(936,286)	(11,912)	(2,603,097)	(3,551,295)
Additions and retirements (net) due to change
in scope of consolidation	21,161	—	8,994	30,155
Retirements	108,297	4,205	83,842	196,344
Provisions	(82,440)	(1,244)	(520,575)	(604,259)
Exchange differences	179,471	789	142,253	322,513

Balances at December 31, 2002	(709,797)	(8,162)	(2,888,583)	(3,606,542)
Additions and retirements (net) due to change
in scope of consolidation	8,750		(617)	9,344
Retirements	41,678	1,554	559,694	602,926
Transfers	—	(18,785)	18,785	—
Provisions	(66,285)	(875)	(422,122)	(489,282)
Exchange differences	32,758	—	69,856	102,614

Balances at December 31, 2003	(692,896)	(25,057)	(2,662,987)	(3,380,940)

Property and equipment, net (*):
Balances at December 31, 2001	3,758,784	518,637	2,076,509	6,353,930
Balances at December 31, 2002	3,000,385	280,711	1,659,463	4,940,559
Balances at December 31, 2003	2,723,142	286,981	1,573,846	4,583,969

(*)	Of the total balances, approximately €1,613 million, €2,602 million and €2,804 million related to property and equipment abroad as of December 31, 2003, 2002 and 2001, respectively.

Back to Contents

Other property

The “Other Property” and “Furniture, Fixtures and Other” accounts include, among other items, the assets acquired through foreclosure on nonrecovered loans. These assets are recorded at foreclosure cost which in no case exceeds the book value of the loan, net of the provisions recorded as a result of comparison with their market value. The provisions amounted to €316 million as of December 31, 2003, and represented 57% of the recorded value (€395 million and €563 million and 58% and 56% as of December 31, 2002 and 2001, respectively).

14.	Due to credit institution

Breakdown

The breakdown, by type and term to maturity, of the balances under this caption is as follows:

	Thousands of Euros

By Type and Term to Maturity	2003	2002	2001

Demand deposits:
Current accounts	12,821	28,712	120,256
Other accounts	1,747,580	3,920,819	2,705,432

	1,760,401	3,949,531	2,825,688

Time or notification deposits:
Bank of Spain credit account drawdowns-
Up to 3 months	915,473	1,000,022	1,116,524

Time deposits-
Up to 3 months	14,517,822	15,257,124	17,976,452
3 months to 1 year	6,361,743	6,689,929	7,047,786
1 to 5 years	6,612,704	3,053,691	3,171,012
Over 5 years	2,008,154	2,756,834	2,531,872

	29,500,423	27,757,578	30,727,122

Assets sold under repurchase agreement (Note 5)-
Up to 3 months	34,046,432	15,164,776	17,302,003
3 months to 1 year	8,862,729	1,770,672	1,391,103
1 to 5 years	494,854	1,178,140	170,201
Over 5 years	—	—	397,148

	43,404,015	18,113,588	19,260,455

	73,819,911	46,871,188	51,104,101

	75,580,312	50,820,719	53,929,789

Of which: Euros	57,387,612	30,530,819	25,374,334

As of December 31, 2003, the limit set by the Bank of Spain for the Bank and for the Banesto Group in the system of loans guaranteed by public-sector debt securities amounted to €1,988 million and €1,017 million, respectively (€1,209 million and €1,214 million for the Bank and for the Banesto Group, respectively, as of December 31, 2002, and €1,683 million and €1,570 million for the Bank and for the Banesto Group, respectively, as of December 31 2001).

15.	Customers deposits

Breakdown

The breakdown, by geographical area and depositor sector, of the balances of this caption is as follows:

	Thousands of Euros

	2003	2002	2001

By geographical area:
Spain	91,799,908	96,602,048	92,810,916
Other EU countries	25,040,806	23,990,299	23,756,199
USA and Puerto Rico	6,342,920	7,530,507	8,306,588
Other OECD countries	255,490	353,469	437,783
Latin America	34,618,654	37,915,080	55,181,626
Other	1,277,794	1,424,353	1,034,180

	159,335,572	167,815,756	181,527,292

By sector:
Public authorities	9,225,949	12,126,084	14,466,854
Of which: Assets sold under repurchase agreement (Note 5)	3,934,274	9,829,694	12,395,466
Other residents-
Demand deposits	25,089,234	21,743,570	21,252,167
Savings deposits	17,823,421	16,057,659	15,472,402
Time deposits	18,640,052	21,326,541	19,155,872
Assets sold under repurchase agreement (Note 5)	16,348,466	19,194,664	15,928,311
Other deposits	17,734	109,686	82,585

	77,918,907	78,432,120	71,891,337

Nonresidents	72,190,716	77,257,552	95,169,101

	159,335,572	167,815,756	181,527,292

Of which: Euros	110,265,674	114,055,256	106,687,882

Term to maturity

The detail, by term to maturity, of the balances of the “Savings Deposits – Time” and “Other Deposits – Time” captions in the consolidated balance sheets is as follows:

Back to Contents
	Millions of Euros

	2003	2002	2001

Savings deposits – Time:
Up to 3 months	23,477	27,174	35,295
3 months to 1 year	10,982	14,740	10,571
1 to 5 years	10,321	9,657	5,493
Over 5 years	2,193	715	1,401

	46,973	52,286	52,760

Other deposits – Time:
Up to 3 months	32,157	44,047	47,507
3 months to 1 year	2,362	1,681	3,214
1 to 5 years	763	1,687	1,355
Over 5 years	158	61	73

	35,440	47,476	52,149

16.   Marketable debt securities

Bonds and debentures

The breakdown, by currency and interest rate, of the balances of this caption is as follows:

	Thousands of Euros			December 31, 2003

				Outstanding
				Amount in	Annual
				Currency	Interest
Issue Currency	2003	2002	2001	(Millions)	Rate (%)

Euros:
Fixed interest	13,869,207	7,364,425	3,415,549	—	4.4
Floating interest	9,184,697	5,145,509	5,709,449	—	2.3
U.S. dollars:
Fixed interest	444,324	1,429,024	2,422,252	561	5.3
Floating interest	1,071,447	1,419,888	3,124,495	1,353	1.3
Pounds sterling:
Fixed interest	326,334	661,029	706,656	230	7.9
Floating interest	1,274,121	1,380,477	1,561,221	898	4.0
Chilean pesos:
Fixed interest	2,016,908	2,442,948	3,487,374	1,509,435	6.3
Other currencies	651,854	654,029	802,158	—	—

Balances at year-end	28,838,892	20,497,329	21,229,154

None of the securities outstanding at December 31, 2003, 2002 and 2001, are convertible into Bank’s shares or grant any privileges or rights that could make them contingently convertible into Bank’s shares. As of December 31, 2003 and 2002, €11,667 and €4,444 millions of mortgage loans were assigned as guarantee of Mortgage backed securities issued pursuant to the Mortgage Market law (see note 19).

Back to Contents

Variations

The variations in “Bonds and Debentures” accounts were as follows:

	Thousands of Euros

	2003	2002	2001

Balances at the beginning of the year	20,497,329	21,229,154	20,085,957

Net inclusion of companies in the Group	—	(319,342)	—

Issues	13,025,505	6,698,032	3,930,111
Of which:
Banco Santander Central Hispano, S.A.
Mortgage bonds March, August and December – Fixed	5,000,000	—	—
Provincial bonds June – Fixed	2,000,000	—	—
Mortgage bonds October – Fixed	—	3,000,000	—
Banesto
Mortgage bonds May – Fixed	1,500,000	—	—
Bonds October – Floating	2,000,000	—	—
Mortgage bonds March – Fixed	—	1,000,000	—
Santander Central Hispano International Ltd.
February – Floating	—	500,000	—
February – Floating	—	—	567,343
April – Floating	—	—	500,000

Redemptions	(4,227,694)	(4,620,244)	(3,104,884)
Of which:
Santander Central Hispano International Ltd.
January 2003	(476,781)	—	—
August 2003	(500,000)	—	—
June 2003	(600,000)	—	—
October 2002	—	(500,000)	—
August 2002	—	(645,943)	—
March 2002	—	(1,000,000)	—
May 2001	—	—	(1,000,000)
Banco Rio
2002 Global Program (*)	(796,366)	—	—

Exchange differences	(456,248)	(2,490,271)	317,970

Balances at year-end	28,838,892	20,497,329	21,229,154

(*)	In accordance with the long-term debt restructuring program.

Maturity

The detail, by maturity, of the balance of this caption as of December 31, 2003, is as follows:

Maturity	Millions of Euros

2004	5,216
2005	5,648
2006	1,886
2007	3,770
2008	3,052
Subsequent years	9,267

28,839

Promissory notes and other securities

The detail, by term to maturity, of the balances of the “Promissory Notes and Other Securities” caption, relating to instruments issued basically by Banco Santander Central Hispano, S.A.; Santander Central Hispano International Ltd.; Santander Central Hispano Finance (Delaware), Inc.; Santander Consumer Finance, S.A.; Banca Serfin S.A.; Banco Santander Mexicano S.A.; and Banco Totta & Açores, S.A., is as follows:

Back to Contents

	Thousands of Euros

Term to Maturity	2003	2002	2001

Up to 3 months	9,160,396	6,887,054	14,882,899
3 months to 1 year	4,626,705	1,591,281	4,271,742
1 to 5 years	1,815,212	2,313,443	1,225,301

	15,602,313	10,791,778	20,379,942

Of which: Euros	9,242,409	6,010,792	5,683,417

17.	Provisions for contingencies and expenses

The breakdown of the balances of this caption in the consolidated balance sheets is as follows:

	Thousands of Euros

	2003	2002	2001

Pension allowance	8,935,148	8,839,081	9,021,366
Other provisions	3,792,529	5,008,669	7,895,923

Provisions for contingencies and expenses	12,727,677	13,847,750	16,917,289

Variations

The detail of the variations in the balances of the "Provisions for Contingencies and Expenses" caption is as follows:

	Thousands of Euros

	2003	2002	2001

Balances at the beginning of the year	13,847,750	16,917,289	15,447,232
Net inclusion of companies in the Group	10,239	(1,129)	673
Provision charged to income	574,286	1,392,143	2,650,409
Salary commitments to employees who took early retirement at Spanish
companies in the year (Note 2-j)	524,247	1,340,532	695,845
Insured in-house pension allowances – Companies in Spain (Note 2-j)-
Premiums paid to insurance companies	58,683	63,620	90,784
Variation in net level premium reserves of insurance companies	221,476	244,904	257,317
Externalized insurance policies and other variations	(5,260)	(90,843)	—
Payments to pensioners by insurance companies	(257,469)	(266,405)	(278,461)

	17,430	(48,724)	69,640
Payments to pensioners and to employees who took early retirement
with a charge to in-house allowances (Note 2-j)	(759,492)	(774,902)	(726,461)
Insurance premiums paid (Note 2-j)	(58,683)	(63,620)	(91,770)
In-house pension allowances externalized and other variations	(29,830)	(316,243)	—
Allowance used	(1,069,332)	(1,300,820)	(335,653)
Of which: Goodwill (Note 12)	(775,727)	—	—
Transfers	(217,349)	(285,973)	(174,516)
Exchange differences and other variations	(111,589)	(3,010,803)	(618,110)

Balance at year-end	12,727,677	13,847,750	16,917,289

Other provisions

The balances of the "Provisions for Contingencies and Expenses – Other Provisions" caption included the following items:

	Thousands of Euros

	2003	2002	2001

Credit loss allowance for off-balance-sheet risks	313,657	317,009	357,085
Of which: Country-risk	5,568	17,964	14,004
Allowance for losses on financial futures transactions	498,789	520,446	399,986
Allowance for contingencies and commitments at operating units:
Recorded at Spanish companies	1,133,276	2,138,895	2,361,593
Of which: Relating to investments made in Argentina (Note 12)	436,893	1,356,278	1,287,434
Recorded at other companies	1,846,807	2,032,319	4,777,259
Of which: Banespa	722,322	944,286	3,088,842

	3,792,529	5,008,669	7,895,923

Back to Contents

Banespa

In accordance with the applicable Brazilian labor regulations, Banespa had recorded as of December 31, 2000, the pension allowances required for the commitments to certain employees, which amounted to approximately 4,000 million Brazilian reais.

Since 1987, the directors of Banespa, as advised by their tax advisers, treated these expenses as deductible expenses in calculating the Brazilian corporate income tax; however, in September 1999, the “Secretaria da Receita Federal” ruled that 2,867 million Brazilian reais of these expenses were not tax deductible. In October 1999, the Board of Directors of Banespa filed an appeal against this decision, paid the related deposit (1,450 million Brazilian reais) and recorded a provision of 2,600 million Brazilian reais for this contingency. This provision was recorded in 1999 with a charge to income, after recording the related deferred tax asset of 1,200 million Brazilian reais.

In 2002 the directors of Banespa availed themselves of “Medida Provisoria Nº 66” and paid 2,110 million Brazilian reais to terminate the proceeding. The company dissented from a further 103 million Brazilian reais relating to expenses and surcharges, and, accordingly, a judicial action for injunctive relief was initiated and a deposit was placed for this amount.

18.	Subordinated debt

The detail, by currency and interest rate, of the balances of this caption is as follows:

	Thousands of Euros			December 31, 2003

Issue Currency	2003	2002	2001	Outstanding Amounts in Currency (Millions)	Annual Interest Rate (%)

Euros:
Fixed interest	2,116,071	2,650,248	2,550,070	—	6.4
Floating interest	3,232,588	2,838,370	2,127,704	—	4.5
U.S. dollars:
Fixed interest	3,671,249	4,399,523	5,431,010	4,637	7.4
Floating interest	1,403,800	1,690,664	1,898,309	1,773	1.7
Pounds sterling:
Fixed interest	283,769	307,447	657,567	200	6.7
Floating interest	283,769	307,447	—	200	6.7
Other currencies	229,842	256,529	331,331	—	—

Balances at year-end	11,221,088	12,450,228	12,995,991

Variations

The variations in the balances of this caption were as follows:

	Thousands of Euros

	2003	2002	2001

Balances at the beginning of the year	12,450,228	12,995,991	10,729,941
Inclusion of companies in the Group	—	100,213	—
Issues	500,000	1,095,356	1,968,198
Of which:
Santander Central Hispano Issuances, Ltd.-
May 2012 – Floating	—	95,356	—
April 2012 – Floating	—	1,000,000	—
March 2011 at 6%	—	—	500,000
March 2011 – Floating	—	—	500,000
September 2011 – Floating	—	—	500,000
Banesto – September 2013 – Floating	500,000	—	—
Redemptions	(589,619)	(433,359)	(31,913)
Of which:
Santander Central Hispano Issuances, Ltd.-
December 1994	—	(215,505)	—
Santander Central Hispano Finance, B.V.	(300,378)	—	—
Exchange differences	(1,139,521)	(1,307,973)	329,765

Balances at year-end	11,221,088	12,450,228	12,995,991

Back to Contents

Other information

These issues are subordinated debt and, therefore, for credit seniority purposes they are junior to the claims of all general creditors of the issuers. The issues of Santander Central Hispano Issuances, Ltd. are guaranteed by the Bank or are secured by restricted deposits at the Bank. None of the securities outstanding at December 31, 2003, are convertible into Bank’s shares or grant any privileges or rights that could make them contingently convertible into Bank’s shares.

As of December 31, 2002 and 2001, the balance of this caption included €321,180 thousand relating to issues convertible into shares of the Bank at any time from January 1, 1999 through July 30, 2003 (Santander Central Hispano Finance B.V.) or September 23, 2003 (the Bank), at the holders’ option. The share value for conversion purposes is €16.53.

Maturity

The detail, by maturity, of the balance of this caption as of December 31, 2003, is as follows:

Maturity	Millions of Euros

2004	481
2005	992
2006	910
2007	533
2008	194
Subsequent years	8,111

11,221

The interest on subordinated debt amounted to €679 million in 2003 (€736 million in 2002 and €751 million in 2001).

19.	Minority interests

Breakdown

The detail, by Group entity, of the balances of the "Minority Interests" caption is as follows:

	Thousands of Euros

	2003	2002	2001

Preferred shares issued by:
BSCH Finance Ltd.	2,793,776	4,030,006	5,013,305
BCH Eurocapital, Ltd	554,236	667,493	794,279
Santander Central Hispano Finance, S.A.U.	445,690	—	—
Pinto Totta International Finance, Ltd.	197,950	238,400	283,660
BCH Capital, Ltd.	182,107	219,319	374,449
Banesto Preferentes, S.A.	131,145	—	—
Totta & Açores Financing Limited	118,770	143,040	170,195
Banesto Holdings, Ltd.	61,200	76,285	90,777
BCH Internacional Puerto Rico Inc. and Banco Santander Puerto Rico	—	62,220	152,333

	4,484,874	5,436,763	6,878,998

Dividends paid	(314,461)	(400,665)	(500,258)

	4,170,413	5,036,098	6,378,740

Equity of minority interests:
Grupo Financiero Santander Serfin	375,249	25,933	28,584
Somaen Dos, S.L.	300,170	275,665	248,573
Banesto Group	277,793	295,636	28,380
Banco Santander Chile	133,856	103,325	53,286
Cartera Mobiliaria, S.A., S.I.M.	63,207	27,957	27,755
Brazil Group	37,080	36,207	26,258
Banco Santander Puerto Rico	32,130	45,295	63,984
Orígenes AFJP	11,653	23,193	37,780
Banco Río	3,218	3,235	152,873
Banco Santander Portugal	2,835	35,458	32,827
Banco Santiago	—	—	217,284
Other companies	31,913	128,708	137,006

	1,269,104	1,000,612	1,054,590

	5,439,517	6,036,710	7,433,330

Back to Contents

Preferred shares

These are perpetual noncumulative nonvoting shares. They were subscribed by third parties outside the Group and are fully or partially redeemable after five years, at the issuer’s discretion. There is no obligation that requires the Group to redeem them. Prior to any redemption, the Group should receive the approval of the Bank of Spain and communicate such redemption to the local financial supervisor.

Aditional information is disclosed in Note 27.5.k and Exhibit III.

Variations

In the years 2002 and 2003 the Group redeemed 10 issuances and issued 2 new series of preference shares. The objective was to reduce the total outstanding and to change the euro / dollar balance.

The variations in the balances of this caption were as follows:

	Thousands of Euros

	2003	2002	2001

Balances at the beginning of the year	6,575,173	8,273,936	9,132,710
Net inclusion of companies in the Group	(9,025)	1,211	3,300
Preferred shares:
Issue	581,145	—	—
Of which: Santander Central Hispano Finance, S.A.U.	450,000	—	—
Redemption	(1,151,246)	(890,220)	—
Of which: BSCH Finance Ltd.	(1,096,844)	(694,680)	—
Dividends paid	(314,461)	(400,665)	(500,258)
Exchange differences and other variations	(381,849)	(552,014)	238,896

	(1,266,411)	(1,842,899)	(261,362)

Variation in percentages of ownership (Note 3)	379,934	(60,178)	(1,007,921)
Dividends paid to minority interests	(112,597)	(181,551)	(192,967)
Variations in capital	(22,717)	29,850	(32,653)
Exchange differences and other variations	(104,840)	(183,659)	(207,777)

Balances at year-end	5,439,517	6,036,710	7,433,330

Net income for the year attributed to minority interests	621,187	538,463	840,606

	6,060,704	6,575,173	8,273,936

20.	Capital stock

As of December 31, 2000, the Bank’s capital stock consisted of 4,560,236,413 fully subscribed and paid shares of €0.5 par value each.

Young Executives incentives plan

On February 28, 2001, 1,300,000 new common shares (0.03% of the Bank’s capital stock) of €0.50 par value each and additional paid-in capital of €1.79 per share (Note 21) were issued within the framework of an incentive plan targeted at young executives.

To finance early redemption of preferred stock

On December 19, 2001, the Bank issued 97,826,086 new common shares (2.14% of the Bank’s capital stock) of €0.50 par value each and additional paid-in capital of €8.70 each (see Note 21). The net proceeds (€900 million) are destined to finance the early redemption of five issues of preferred shares in US$ issued by Group companies at rates that were considerably higher than current market rates (Note 27.5.k and Note19).

As of December 31, 2001, the Bank’s capital stock consisted of 4,659,362,499 fully subscribed and paid shares of €0.5 par value each.

For acquisition of AKB shares

On May 14, 2002, the Group made one capital increase, issuing 109,040,444 new ordinary shares (2.3% of the Bank’s capital) of €0.50 nominal value each and an issue premium of €9.588 per share, which were fully subscribed and disbursed through shares representing all the capital of AKB, in accordance with the resolutions adopted by the Bank’s Extraordinary Shareholders’ Meeting on February 9, 2002. (Notes 3 and 21)

After this operation and as of December 31, 2001 and 2002, the Bank’s capital stock consisted of 4,768,402,943 fully subscribed and paid shares of €0.50 par value each.

The variations in the Bank’s capital stock were as follows:

Back to Contents
	Capital Stock

	Number of Shares	Par Value (Euros)

Number of shares and par value of the capital stock as of January 1, 2001	4,560,236,413	2,280,118,207
Capital increases:
For incentive plan	1,300,000	650,000
For placement among institutional investors	97,826,086	48,913,043

Number of shares and par value of the capital stock as of December 31, 2001	4,659,362,499	2,329,681,250
Capital increases:
For acquisition of AKB shares (Note 3)	109,040,444	54,520,222

Number of shares and par value of the capital stock as of December 31, 2002 and 2003	4,768,402,943	2,384,201,472

The Bank’s shares are listed on the computerized trading system of the Spanish stock exchanges and on the New York, Milan, Lisbon and Buenos Aires stock exchanges, and all of them have the same features and rights. As of December 31, 2003, the only shareholders with an ownership interest in the Bank’s capital stock of over 3% were Chase Nominees Limited (with a 5.25% holding).

Other considerations

As of December 31, 2003, the additional capital stock authorized by the Shareholders’ Meeting of the Bank amounted to €1,492 million. The time periods that the Bank’s directors have to carry out capital increases up to this limit expire in June 2008.

On June 21, 2003, the Shareholders’ Meeting set the maximum number of Bank shares that the Bank and/or any Group subsidiary may acquire at 5% of the capital stock outstanding at any time.

Also, the aforementioned Shareholders’ Meeting authorized the Bank’s Board of Directors to issue fixed-income securities not convertible into equity up to a maximum amount of €18,000 million over a period of five years and fixed-income securities convertible into new shares and/or exchangeable for outstanding shares for up to €4,000 million over a five-year period, and empowered the Board of Directors to increase capital by the required amount to cater for the requests for conversion.

As of December 31, 2003, the shares of the following companies were listed on official stock markets: Banco Río de la Plata, S.A.; Banco de Venezuela, S.A.; Banco Santander Colombia, S.A.; Santander BankCorp (Puerto Rico); Grupo Financiero Santander Serfin, S.A. de C.V.; Banco Santander Chile; Cartera Mobiliaria, S.A., S.I.M.; Santander Chile Holding, S.A.; Inmuebles B de V 1985 C.A.; Banco do Estado de Sao Paulo, S.A.; Banesto; Portada S.A. and Banco Totta & Açores, S.A.

As of December 31, 2003, the capital increases in progress at Group companies and the additional capital authorized by their Shareholders’ Meetings were not material at Group level.

21.	Reserves

Variations

The variations in the overall balances of reserves at the Group (see composition in Note 1) were as follows:

	Thousands of Euros

	2003	2002	2001

Balances at the beginning of the year	14,353,213	15,663,278	14,556,924
Prior year’s attributed income	2,247,177	2,486,303	2,258,141
Dividends paid on prior year’s income	(1,375,608)	(1,329,462)	(1,241,219)
Capital increases (Note 20)	—	1,045,480	864,985
Of which:
Additional paid-in capital (see capital increases in Note 19)	—	1,045,480	853,415
Voluntary reserves recorded early	—	—	11,570
Charge for early retirement of employees (Note 2-j) (*)	(327,342)	(839,923)	(449,780)
Sale of preemptive rights on Banesto shares (Note 3) (**)	—	271,805	—
Exchange differences	(8,584)	(2,666,942)	(527,310)
Variation in reserves at associated companies (Note 10)	(1,837)	(243,289)	178,428
Other variations, net	(63,792)	(34,037)	23,109

Balances at year-end (Note 1)	14,823,227	14,353,213	15,663,278

(*)	Based on the Group’s ownership interest in Banesto as of December 31, 2003, 2002 and 2001 (88.60%, 88.57% and 98.57%, respectively).
(**)	As a result of the sale of the preemptive rights on Banesto shares (Note 3), the additional paid-in capital which was applied proportionally to the amortization of the goodwill that arose subsequent to the tender offer launched by the Bank in 1998 was rerecorded under the “Reserves” caption in the consolidated balance sheet as of December 31, 2002.

Back to Contents

Additional paid-in capital, reserves and revaluation reserves

The breakdown of the balances of these captions, relating in full to the Bank, is as follows:

	Thousands of Euros

	2003	2002	2001

Restricted reserves:
Legal reserve	476,841	476,841	465,935
Reserves for treasury stock	139,271	132,462	146,701
Revaluation reserves Royal Decree-Law 7/1996	42,666	42,666	42,666
Unrestricted reserves:
Additional paid-in capital	8,720,722	8,979,735	8,651,004
Voluntary reserves and consolidation reserves attributed to the Bank	4,894,734	4,964,087	4,811,102
Of which: Voluntary reserves recorded early	2,318,175	3,284,856	3,408,113

Group reserves attributed to the Bank	14,274,234	14,595,791	14,117,408
Of which: Reserves recorded at the Bank	14,178,195	14,436,631	14,096,519

Legal reserve

Under the revised Corporations Law, 10% of Spanish companies' net income for each year must be transferred to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount.

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

If this balance were used in a manner other than as provided for in Royal Decree-Law 7/1996, it would be subject to tax.

Additional paid-in capital

The revised Corporations Law expressly permits the use of the additional paid-in capital balance to increase capital of the entities at which it is recorded and establishes no specific restrictions as to its use.

Early recording of voluntary reserves

As required by the Bank of Spain, the “Reserves” caption in the consolidated balance sheet as of December 31, 2003, includes “Voluntary Reserves Recorded Early”, of which approximately €2,314 million (€3,277 million and €3,397 million as of December 31, 2002 and 2001, respectively) relate to the difference between the amount at which certain Bank shares were issued – in accordance with Article 159.1.c of the revised Spanish Corporations Law – for the acquisition of investments in the capital stock of other entities and the market value of the shares received in exchange, net of the equivalent reduction in the goodwill arising in the acquisitions. This amount increased initially the acquisition cost of the investments acquired.

Reserves and accumulated losses at consolidated companies

The breakdown, by company, of the balances of these captions, based on each company’s contribution to the Group (after considering the effect of consolidation adjustments), is as follows:

Back to Contents

	Thousands of Euros

	2003	2002	2001

RESERVES AT CONSOLIDATED COMPANIES:
Fully consolidated companies:
Grupo Financiero Santander Serfin	937,895	712,570	221,112
Banespa	864,274	474,164	32,154
Banco Español de Crédito (Consolidated Group)	584,003	461,160	285,877
Banco Santander Chile (Consolidated Group)	344,981	539,054	151,894
Banco Santander Puerto Rico	228,591	263,573	284,005
Santander Central Hispano Investment, S.A.	219,908	217,947	180,592
Banco Totta & Açores, S.A.	183,736	120,319	37,780
Banco de Venezuela, S.A.C.A. (Consolidated Group)	95,905	127,723	75,187
Santander Central Hispano Gestión, S.A., S.G.I.I.C.	49,241	79,046	95,675
Other companies	487,802	22,294	387,927

	3,996,336	3,017,850	1,752,203

Companies accounted for by the equity method:
Royal Bank of Scotland	607,443	534,672	462,689
Cepsa	161,823	110,013	81,810
Unión Fenosa	123,895	71,150	130,516
San Paolo IMI (Notes 9 and 10)	—	106,076	22,592
Sacyr-Vallehermoso (Notes 9 and 10)	—	76,739	50,623
Société Générale	—	—	169,738
Commerzbank, A.G.	—	—	144,904
Other companies	281,311	276,101	257,924

	1,174,472	1,174,751	1,320,796

Total reserves at consolidated companies	5,170,808	4,192,601	3,072,999

Of which: Restricted reserves	354,249	307,899	479,918

Back to Contents

	Thousands of Euros

	2003	2002	2001

ACCUMULATED LOSSES AT CONSOLIDATED COMPANIES:
Fully consolidated companies:
Santander Central Hispano Investment Securities Inc.	179,864	159,671	133,431
Patagon Bank, S.A. (formerly Open Bank)	129,173	123,099	111,957
Santander Investment Bank, Ltd.	116,537	104,274	46,284
Patagon Euro, S.L.	101,904	157,135	—
Banco Santander Colombia (Consolidated Group)	98,832	68,914	69,741
Gessinest Consulting, S.A.	75,188	30,629	2,110
Santander Merchant Bank, Ltd.	69,753	41,764	71,977
Capital Riesgo Global, S.C.R.	44,874	24,898	11,582
Santander Consumer Finance, S.A.	19,284	78,995	57,565
Santander Financial Products, Ltd.	12,204	31,203	37,281
Other companies	379,038	226,009	375,836

	1,226,651	1,046,591	917,764

Companies accounted for by the equity method	140,863	142,871	30,592

Translation differences (*)	3,254,301	3,245,717	578,773
Of which:
Translation differences due to devaluation in Argentina	974,828	981,597	505,379

Total accumulated losses at consolidated companies	4,621,815	4,435,179	1,527,129

Net balance	548,993	(242,578)	1,545,870

(*)	Of which €1,563 million and €1,602 million as of December 31, 2003 and 2002, related to the fluctuation of the Brazilian real.

22.	Tax matters

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

Years open for tax audit

The years open for tax audit in the Consolidated Tax Group as of December 31, 2003, were 1999, 2000, 2001, 2002 and 2003 for the main taxes applicable to it. Also, the Consolidated Tax Group whose parent bank was the former Banco Central Hispanoamericano, S.A. has 1999 open for inspection.

The other Spanish consolidated entities generally have the last four years open for review by the tax inspection authorities with respect to the main taxes applicable to them, except in the case of those companies for which the statute of limitations has been interrupted due to tax audits.

In 2003 there were no significant developments in the matters being contested at the different instances of the tax disputes pending resolution as of December 31, 2002.

In 2001 tax assessments were received relating to the Consolidated Tax Group headed by the former Banco Central Hispanoamericano for corporate income tax from 1993 to 1995, VAT from 1992 to 1997 and withholdings for 1996 and 1997; the amounts that were contested totaled €59,572 thousand. This amount relates mainly to corporate income tax timing differences. Also, it should be noted that in practically all cases the field tax inspector considered that the taxpayer’s behavior was not a tax infringement, and, accordingly, no penalty was imposed. In 2002 tax assessments were received relating to 1996, 1997 and 1998 for a total amount of €48 million, of which €39 million were contested. In 2003 tax assessments were received relating to 1998, 1999 and 2000 for a total amount of €3.4 million, of which €3.2 million were contested.

The Bank’s directors consider that the liabilities, if any, which might arise as a result of these claims would not have a material effect on the 2003 consolidated statement of income.

Back to Contents

Because of the possible different interpretations which can be made of the tax regulations, the outcome of future reviews of the open years by the tax authorities might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Bank’s tax advisers consider it unlikely that such contingent liabilities or the contingent liabilities relating to the inspectors' assessments referred to above will become actual liabilities, and that in any event the tax charge which might arise therefrom would not materially affect the consolidated financial statements of the Group.

Since 1992 the Madrid Central Court number 3 has kept open preliminary proceedings to determine the liabilities which might arise in connection with certain credit assignment transactions carried out by Banco Santander, S.A. from 1987 through 1989. The Bank and its internal and external advisers consider that the result of this litigation will finally be in its favor and that no additional specific provision is required. The dismissal order by the aforementioned Court on July 16, 1996, represented a very considerable step towards achieving this aim, and the attorney general (representing the tax authorities) and the Public Prosecutor’s Office have also applied repeatedly to have the case against the Bank and its management dismissed and removed from the docket. On June 27, 2002 a decision was rendered turning the aforementioned preliminary proceedings into an abbreviated procedure. The decision was appealed against by the Public Prosecutor’s Office and by the Bank and its management.

On June 23, 2003, Panel Two of the Criminal Chamber of the National Appellate Court partially upheld these appeals, expressly recognizing that the marketing of the certain credit assignment transactions (“cesiones de crédito”) had been entirely lawful, and reducing the number of transactions under scrutiny in the proceeding and with respect to which the Bank’s possible involvement is still being alleged from 138 to 38 (in general, the attorney general and the Public Prosecutor’s Office also applied to have the case dismissed and removed from the docket on the ground that no offense had been committed). Based on this decision of the Criminal Chamber, and together with the prosecutions brought by citizens, the attorney general and the Public Prosecutor’s Office will have to again make a decision assessing the investigated facts and on any application for dismissal of the case. On January 16, 2004, the Public Prosecutor’s Office reiterated its application to have the case dismissed. However, the proceeding remains open.

In any event, following its traditional prudent criteria, the Group has recorded reasonable provisions to cover any contingencies which might arise from the above-mentioned situations.

Reconciliation

The reconciliation of the corporate income tax expense calculated at the standard rate to the recorded corporate income tax expense is as follows:

	Thousands of Euros

	2003	2002	2001

Corporate income tax at the standard rate of 35%	1,435,504	1,228,062	1,483,057

Permanent differences:
Amounts arising from consolidation (*)	(558,748)	(499,646)	(598,682)
Tax credits and elimination of double taxation of dividends	(34,678)	(18,830)	(18,598)
Effect of allocation of the Group’s share in income of companies accounted for by the equity method	27,356	13,523	44,619

	(566,070)	(504,953)	(572,661)

“Corporate Income Tax” and “Other Taxes”, per
consolidated statements of income	869,434	723,109	910,396

(*)	Including the net tax effect of all the consolidation adjustments treated as permanent differences by the Group, which relate mainly to writedowns, and the differences arising from the different tax rates in Spain and in other countries.

The Bank and certain of the other Spanish consolidated companies have availed themselves of the tax credits available under corporate income tax legislation. Although the 2003 corporate income tax return has not yet been filed, the provision for 2003 corporate income tax shown in the consolidated balance sheet as of December 31, 2003, and the consolidated statement of income for the year then ended is net of the related investment, dividend double taxation and international double taxation tax credits recorded in the balance of “Permanent Differences” in the foregoing reconciliation.

Other assets and other liabilities

The balance of the “Other Assets” caption in the consolidated balance sheets includes debit balances with the tax authorities relating to deferred tax assets. The balance of the “Other Liabilities” caption includes the liability for the various deferred taxes of the Group and the tax collection accounts.

Back to Contents

The detail of the two balances is as follows:

	Thousands of Euros

	2003	2002	2001

Other Assets – Deferred tax assets	3,995,055	4,418,761	4,639,242
Of which:
Banespa	1,132,264	1,200,239	1,889,384
Early retirements in 1999	213,282	258,591	304,948
Early retirements in 2000	171,720	205,676	241,613
Early retirements in 2001 (Note 2-j)	187,210	216,205	243,547
Early retirements in 2002 (Note 2-j)	427,629	484,101	—
Early retirements in 2003 (Note 2-j)	188,427	—	—
Writedowns inherent to the merger	49,594	54,112	62,776

Other Liabilities – Tax collection accounts and deferred tax liabilities	2,259,705	2,587,226	2,666,120
Of which:
Tax collection accounts	1,387,294	1,959,378	1,943,481
Deferred tax on merger surpluses	87,368	105,390	110,436

Back to Contents

23.	Memorandum accounts, futures transactions and off-balance-sheet funds under management

Memorandum accounts

The “Memorandum Accounts” caption includes the following commitments and contingent liabilities of the Group that arose in the normal course of its operations:

	Thousands of Euros

	2003	2002	2001

Contingent liabilities:
Rediscounts, endorsements and acceptances	26,720	45,087	93,505
Assets assigned to sundry obligations	81,160	185,620	258,117
Guarantees and other sureties	27,273,863	23,862,776	26,101,265
Other contingent liabilities	3,372,446	3,609,177	4,900,196

	30,754,189	27,702,660	31,353,083
Commitments:
Sales with repurchase option	512,698	466,644	18,199
Balances drawable by third parties
Credit institutions	943,456	1,047,363	1,596,114
Public authorities	2,569,614	2,246,066	2,708,750
Other sectors	45,099,247	45,810,366	45,315,994
Other commitments	5,385,641	5,206,970	4,613,970

	54,510,656	54,777,409	54,253,027

	85,264,845	82,480,069	85,606,110

Derivative transactions

The detail, by term to maturity, of the notional and/or contractual amounts of each type of derivative transactions arranged by the Group as of December 31, 2003, is as follows:

	Millions of Euros

	Up to	1 to 5	5 to 10	Over
	1 Year	Years	Years	10 Years	Total

Unmatured foreign currency purchase and sale transactions:
Purchases of foreign currencies against euros	17,440	226	381	—	18,047
Purchases of foreign currencies against foreign currencies	26,776	1,295	42	—	28,113
Sales of foreign currencies against euros	9,481	290	409	—	10,180

	53,697	1,811	832	—	56,340
Financial asset purchase and sale transactions (*):
Purchases	1,480	1,699	42	95	3,316
Sales	998	6,497	98	32	7,625

	2,478	8,196	140	127	10,941
Securities and interest rate futures (*):
Purchased	32,534	79,832	206	—	112,572
Sold	48,543	429	283	—	49,255

	81,077	80,261	489	—	161,827
Options on securities (*):
Purchased	6,010	10,514	178	—	16,702
Written	2,622	28,161	1,040	—	31,823

	8,632	38,675	1,218	—	48,525
Options on interest rates (*):
Purchased	1,032	17,220	5,120	1,036	24,408
Written	7,250	21,095	5,978	2,132	36,455

	8,282	38,315	11,098	3,168	60,863
Options on foreign currencies:
Purchased	3,617	197	—	—	3,814
Written	3,725	205	—	—	3,930

	7,342	402	—	—	7,744
Other interest rate transactions:
Forward rate agreements (FRAs)	17,609	664	—	—	18,273
Interest rate swaps (IRSs)	89,457	126,856	48,686	21,029	286,028
Other	1,076	382	430	787	2,675

	108,142	127,902	49,116	21,816	306,976

Commodity futures transactions	1	—	—	—	1

Total	269,651	295,562	62,893	25,111	653,217

(*)	Based on the term of the underlying asset.

Back to Contents

Other information

The notional and/or contractual amounts of the aforementioned transactions do not reflect the actual risk assumed by the Group, since the net position in these financial instruments is the result of offset and/or combination thereof. This net position is used by the Group basically to hedge the interest rate risk, the price of the underlying asset or the foreign exchange risk, the resulting gains or losses on which are included under the “Net Gains on Financial Transactions” caption in the consolidated statements of income and, where appropriate, as an increase in, or offset of, the results on the investments for which these hedging contracts were arranged (Note 25).

Off-balance-sheet funds under management

The detail of the off-balance-sheet funds under management by the Group is as follows:

	Millions of Euros

	2003	2002	2001

Mutual funds	80,502	68,140	68,535
Pension funds	19,495	17,513	18,842
Assets under management	8,906	7,685	7,870

	108,903	93,338	95,247

24.	Transactions with nonconsolidated Group companies and with associated companies

The detail of the Group’s main balances with nonconsolidable companies controlled by it and with associated companies as of December 31 of each year, and of the impact of the transactions with them on the statements of income, is as follows:

	Thousands of Euros

	2003	2002	2001

ASSETS:
Due from credit institutions	103,734	54,982	1,319,642
Debentures and other fixed-income securities	—	18,794	122,450
Loans and credits	1,445,472	1,364,470	1,476,669
Common stocks and other equity securities	—	—	51,062

	1,549,206	1,438,246	2,969,823
LIABILITIES:
Due to credit institutions	123,039	414,493	664,725
Customer deposits	960,830	1,266,467	899,992

	1,083,869	1,680,960	1,564,717
STATEMENT OF INCOME:
Debit-
Interest expense	26,305	45,221	61,688
Fees paid	2,211	904	24,040

	28,516	46,125	85,728
Credit-
Interest income	48,138	47,750	146,449
Gains on financial transactions	16,610	8,262	7,987
Fees collected	115,632	62,422	34,528

	180,380	118,434	188,964
MEMORANDUM ACCOUNTS:
Contingent liabilities	1,017,854	369,891	1,294,640
Commitments	551,395	454,270	449,990

See “Consolidation Principles” in Note 1 to find accounting criteria, Note 27.2.A to see the impact on net income and total assets and find a list of non-consolidable companies in Exhibit II.

Back to Contents

25.	Statement of income disclosures

Following is certain relevant information in connection with the consolidated statements of income:

a)	Geographical breakdown
The geographical breakdown of the balances of the main captions composing the Group’s revenues, by country of location of the Group companies giving rise to them, is as follows:
	Thousands of Euros

	2003	2002	2001

Interest income:
Spain	7,293,968	7,827,262	8,714,243
Other European countries	2,993,831	3,206,615	2,986,892
America	6,915,914	11,668,863	16,407,799
Other	27	8,598	7,825

	17,203,740	22,711,338	28,116,759
Gains (losses) on equity securities portfolio:
Spain	367,779	405,248	438,474
Other European countries	39,566	33,669	34,642
America	34,148	34,248	75,235
Other	—	7	54

	441,493	473,172	548,405
Fees collected:
Spain	2,596,745	2,356,885	2,267,468
Other European countries	666,170	676,782	526,979
America	1,835,435	2,112,809	2,739,948
Other	529	610	788

	5,098,879	5,147,086	5,535,183
Gains (Losses) on financial transactions:
Spain	435,145	314,166	390,429
Other European countries	85,499	61,568	71,683
America	478,147	(20,627)	220,818
Other	22	1,143	2,212

	998,813	356,250	685,142
Other operating income:
Spain	47,613	89,960	64,134
Other European countries	2,734	4,388	5,379
America	25,113	34,082	49,181
Other	—	1	6

	75,460	128,431	118,700

b)	Breakdown by type of transaction
The detail, by type of transaction, of certain captions in the consolidated statements of income is as follows:

Back to Contents

	Thousands of Euros

	2003	2002	2001

Interest income:
Bank of Spain and other central banks	296,106	335,567	262,588
Due from credit institutions	1,377,807	2,009,926	3,171,114
Fixed-income securities	3,413,601	5,081,124	5,318,056
Loans and credits	10,337,062	12,911,012	16,307,418
Revenues related to insurance contracts (Note 2-j)	220,333	241,929	264,842
Other revenues	1,558,831	2,131,780	2,792,741

	17,203,740	22,711,338	28,116,759
Interest expense:
Bank of Spain	188,026	441,151	344,650
Due to credit institutions	1,780,376	2,182,298	3,689,637
Deposits	4,315,601	6,208,584	8,112,906
Debt securities and subordinated debt	2,020,264	2,379,629	3,459,816
Cost allocable to the recorded pension allowance (Note 2-j)	554,012	597,211	713,930
Other interest	828,617	2,016,982	2,087,461

	9,686,896	13,825,855	18,408,400
Fees collected:
Contingent liabilities	226,988	212,346	219,754
Collection and payment services	1,974,861	2,100,042	2,182,263
Securities services	1,899,780	1,852,472	2,170,369
Other transactions	997,250	982,226	962,797

	5,098,879	5,147,086	5,535,183
Fees paid:
Asset and liability transactions	220,785	161,691	225,265
Fees assigned	456,258	460,540	457,659
Other fees	251,274	235,571	230,524

	928,317	857,802	913,448
Net Gains on financial transactions (*):
Fixed-income securities	392,101	(340,647)	236,192
Equity securities	432,008	(150,908)	(111,560)
Exchange differences	166,194	417,017	(225,890)
Derivatives	8,510	430,788	786,400

	998,813	356,250	685,142

(*)	The balance of these captions in the consolidated statements of income includes the net gains (losses) on trading transactions (Note 2-l). To properly interpret these amounts, it must be borne in mind that, in the case of hedging transactions, gains or losses on exchange differences and derivatives are symmetrical to those recorded under the “Net Gains on Financial Transactions – Fixed-Income Securities” and “Net Gains on Financial Transactions – Equity Securities” captions in the foregoing detail.

c)	General administrative expenses
The detail of the balances of this caption in the consolidated statements of income is as follows:
	Thousands of Euros

	2003	2002	2001

Personnel expenses	4,049,372	4,521,718	5,258,297
Other administrative expenses	2,428,325	2,800,333	3,142,686

General administrative expenses	6,477,697	7,322,051	8,400,983

Personnel expenses
The detail of the balances of this caption in the consolidated statements of income is as follows:
	Thousands of Euros

	2003	2002	2001

Wages and salaries	2,959,515	3,208,776	3,794,237

Social security costs	546,541	609,394	678,194

Period provision to in-house pension allowances (Note 2-j)	49,227	91,025	91,474
Contributions to external pension funds (Note 2-j)	47,376	39,029	71,436

	96,603	130,054	162,910

Other expenses	446,713	573,494	622,956

	4,049,372	4,521,718	5,258,297

Back to Contents

The average number of employees at the Group, by professional category, was as follows:

	Number of Employees

	2003	2002	2001

Senior management	117	123	166
Other line personnel	26,383	26,230	27,996
Clerical staff	8,379	9,433	12,219
General services	89	101	137

	34,968	35,887	40,518

Staff of banks and companies abroad	68,070	68,291	74,186
Staff of Spanish and foreign nonbanking companies	920	982	1,253

	103,958	105,160	115,957

Compensation systems based on the delivery of Bank shares
In recent years, the Bank has put in place compensation systems linked to the market performance of the Bank’s shares based on the achievement of certain objectives as shown below:

Stock option plans
	Number of Shares	Euros Exercise Price		Year Granted	Qualifying Group	Number of People	Date of Commencement of Exercise Period	Date of Expiration of Exercise Period

Plans in force at January 1, 2001	42,374,493	7.63

Options exercised	(6,349,370)	1.88

Plans in force at December 31, 2001	36,025,123	8.64

Options granted	2,895,000	9.41
Of which:
European branches plan	2,895,000	9.41

Options exercised	(4,637,240)	4.15
Of which:
Plan Four	(1,558,100)	7.84
Managers Plan 1999	(3,000,700)	2.29
Additional Managers Plan 1999	(78,440)	2.41

Options cancelled	(6,974,580)	—

Plans in force at December 31, 2002	27,308,303	9.32

Options granted	1,410,000	6.55
Of which:
European branches plan	1,410,000	6.55	(*)

Options exercised	(965,087)	2.29
Of which:
Managers Plan 99	(678,325)	2.29
Young Executives Plan	(262,250)	2.29
Additional Managers Plan 99	(24,512)	8.41

Options cancelled	(2,013,250)	—

Plans in force at December 31, 2003	25,739,966	9.38
Of which:
Plan Four	264,000	7.84		1998	Managers	6	01/09/01	12/30/05
Managers Plan 99	1,313,999	2.29		1999	Managers	243	12/31/01	12/30/04
Additional Managers Plan 99	59,967	2.41		2000	Managers	14	04/01/02	12/30/04
Investment Bank Plan	4,503,750	10.25		2000	Managers	56	06/16/03	06/15/05
Young Executives Plan	926,250	2.29		2000	Managers	319	07/01/03	06/30/05
Managers Plan 2000	14,367,000	10.55		2000	Managers	1,039	12/30/03	12/29/05
European branches plan	4,305,000	8.51		2002 and	Managers	29	07/01/04	07/15/05
				2003			and 07/01/05

(*)	The average exercise price ranges from €5.65 to €10.56 per share.

Back to Contents

The difference between the market value of the shares and the exercise price of the options is recorded as an expense under the “General Administrative Expenses – Personnel Expenses” caption in the period from the date of grant of the plans and the date of commencement of the exercise period. See Note 27.5.l.

Other administrative expenses

The detail of the balances of this caption in the consolidated statements of income is as follows:

	Thousands of Euros

	2003	2002	2001

Technology and systems	454,717	520,893	546,410
Communications	230,345	316,230	347,199
Advertising	211,446	266,002	340,071
Buildings, fixtures and office supplies	511,438	576,879	670,261
Taxes other than income tax	146,782	199,762	203,635
Experts’ reports	178,389	190,202	232,429
Per diems and travel expenses	136,573	146,080	170,339
Surveillance and cash courier services	135,440	162,001	202,078
Insurance premiums	29,786	36,908	25,520
Other expenses	393,409	385,376	404,744

	2,428,325	2,800,333	3,142,686

Included in the “Experts’ Reports” balance are the annual audit fees paid by the Group companies (see Exhibits I, II and III) to their respective auditors, which amounted to €11.9 million, €13.1 million and €13.2 million in 2003, 2002 and 2001, respectively.

The detail of the 2003 and 2002 expenses is as follows:

	Millions of Euros

	2003	2002

Annual company audits performed by firms belonging to the Deloitte worldwide organization	8.9	9.1
Other reports required by legal and tax regulations emanating from different national supervisory organizations in the countries in which the Group operates and examined by firms in the Deloitte worldwide organization	2.2	2.9
Fees for audits performed by other firms	0.8	1.1

	11.9	13.1

Also, in 2003 the various Group companies engaged other services, the detail being as follows:

1.	Services provided by firms in the Deloitte worldwide organization: €4.7 million (€5.4 million in 2002).

The services from our auditors meet the independence requirements stipulated by Law 44/2002 on Financial System Reform Measures and by the Sarbanes – Oxley Act of 2002 adopted by the Securities and Exchange Commission (“SEC”); accordingly, they do not include the provision of services which are incompatible with the audit function.

2. Services provided by other audit firms: €4.4 million (€5.7 million in 2002).

d)      Extraordinary Results

The net credit balance (of €669 million) in 2003 includes the gains or losses on disposal of property and equipment and long-term investments (net income of €696 million and net loss of €93 million); the collection of interest on doubtful and nonperforming loans earned in prior years (€92 million); monetary adjustments(€9.1 million, see Note 2-b); provisions to pension allowances (€120.1 million, see Note 2-j); and other net income of €103 million.

The net debit balance (of €339 million) in 2002, includes the gains or losses on disposal of property and equipment and long-term financial investments (net income of €443 million and net loss of €122 million); the collection of interest on doubtful and nonperforming loans earned in prior years (€76 million); losses from monetary adjustments (€69.5 million, see Note 2-b); provisions to pension allowances (€350.8 millions, see Note 2-j); and other net losses of €315 million, resulting mainly from the impact of writedowns of technological companies and other companies and businesses located outside Spain (including those indicated in Note 1 relating to Argentina).

The net income balance (of €61 million) in 2001, includes the gains and losses on disposal of property and equipment and long-term investments (extraordinary net income of €2,080 million – including €1,713.0 millions of capital gains from the divestment of Vodafone -and extraordinary net loss of €142 million); the collection of interest on doubtful and nonperforming loans earned in prior years (€56 million); monetary losses of €41.8 million (Note 2-b); provisions to pension allowances of €195.3 million (Note 2-j); and other extraordinary losses amounting to €1,696 million, including most notably the recording of the special allowance for Argentina (Note 1).

Back to Contents
26.	Statements of changes in financial position

The consolidated statements of changes in financial position are as follows:

	Thousands of Euros

	2003	2002	2001

SOURCE OF FUNDS:
From operations-
Income for the year	3,232,006	2,785,640	3,326,909
Depreciation and amortization	3,004,482	2,248,448	2,860,271
Net provisions to allowances for diminution in asset value and to other allowances	2,542,276	3,428,511	4,646,053
Income of companies accounted for by the equity method, net of dividends	(407,263)	(279,898)	(521,878)
Direct writedown of assets	103,839	132,395	53,298
Losses on the sale of treasury stock, equity investments and fixed assets	115,723	973,395	151,961
Gains on the sale of treasury stock, equity investments and fixed assets	(1,300,209)	(2,302,236)	(1,336,867)

	7,290,854	6,986,255	9,179,747

Capital increase with additional paid-in capital	—	1,100,000	902,977
Net sale of treasury stock	34,457	—	29,167
Subordinated debt securities issued	500,000	1,195,569	2,297,963
Lending less financing at Bank of Spain and credit institutions	24,084,458	2,520,369	—
Loans and credits (*)	—	9,087,650	—
Fixed-income securities (*)	—	10,022,835	2,348,046
Customer deposits	—	—	11,972,816
Bond and debenture issues	13,025,505	6,698,032	3,930,111
Promissory notes and other securities	4,354,287	—	6,617,959
Preferred share issues	581,145	—	—
Sale of investments in Group and associated companies	1,761,549	4,884,437	3,604,731
Sale of property and equipment and intangible assets	845,411	1,754,111	629,836

Total funds obtained	52,477,666	44,249,258	41,513,353

APPLICATION OF FUNDS:
Dividends	739,102	727,782	685,380
Subordinated debt securities redeemed	1,729,140	1,741,332	31,913
Lending less financing at Bank of Spain and credit institutions	—	—	22,064,658
Net purchase of treasury stock	—	10,210	—
Loans and credits	17,806,128	—	6,439,474
Fixed-income securities	11,757,298	—	—
Available for sale equity securities	748,781	262,846	1,102,544
Customer deposits (*)	8,480,184	13,711,536	—
Redemption of bonds and debentures	4,227,694	4,939,586	3,104,884
Promissory notes and other securities	—	12,078,435	—
Purchase of investments in Group and associated companies	2,219,770	3,079,360	1,238,696
Purchase of property and equipment and intangible assets	980,416	985,510	1,386,973
Other minority interests	557,078	1,285,958	1,699,380
Redemption of preferred shares	1,151,246	890,220	—
Other asset items less liability items (*)	2,080,829	4,536,483	3,759,451

Total funds applied	52,477,666	44,249,258	41,513,353

(*)	In 2002 these items were significantly affected by the net worth impact arising from the depreciation of certain Latin-American currencies.

Back to Contents

27.   Significant differences between Spanish and U.S. generally accepted accounting principles

As described in Note 1, the Consolidated Financial Statements of the Santander Group are presented in accordance with accounting principles generally accepted in Spain (“Spanish GAAP”) which vary in certain respects from those generally accepted in the United States (“U.S. GAAP”). This Note includes relevant information about valuation differences, differences in Financial Statements presentation and different disclosure requirements.

The information included is classified as follows:

•	Significant valuation and income recognition principles under Spanish and U.S. GAAP	Note 27.1
•	Net Income and Stockholders’ Equity reconciliations between Spanish and U.S. GAAP	Note 27.2
•	Significant presentation differences between Spanish and U.S. GAAP	Note 27.3
•	Consolidated financial statements	Note 27.4
•	Additional information required by U.S. GAAP, Note 27.5, which includes:

27.5.A.	Statement of Cash Flows	27.5.I.	Fair value of Financial Instruments
27.5.B.	Earnings per Share	27.5.J.	Geographic and Business Segment Disclosures
27.5.C.	Investment Securities	27.5.K.	Minority Interest
27.5.D.	Allowance for Loan Losses	27.5.L.	Stock Options Plans
27.5.E.	Investment in Affiliated Companies	27.5.M.	Guarantees
27.5.F. 27.5.G.	Short Term Borrowings Pension Liabilities	27.5.N.	Accounting for the Transfer and Servicing of Financial Assets and Extinguishment of Liabilities
27.5.H.	Derivative Financial Instruments

27.1.   Significant valuation and income recognition principles under Spanish and U.S. GAAP-

Following is a description of the most significant valuation and income recognition principles under Spanish and U.S. GAAP applicable to the financial statements of the Santander Group:

SPANISH GAAP	U.S. GAAP

Consolidation procedures (See Note 1 and Note 27.2.a)
Consolidation includes all the companies that are directly or indirectly 50% owned by the Bank or, if less than 50% owned, are effectively controlled by the Bank, whose business activities do not differ from those of the Bank, and which constitute, together with it, a single decision-making unit.	Generally, consolidation is required for, and limited to, all investments of greater than 50% of the outstanding voting rights, except when control does not rest with the majority owner.

Investments in subsidiaries whose business activity differ from those of the Parent Company are accounted for by the equity method.	Subsidiaries whose business activities differ from those of the Parent Company are indeed consolidated.

Spanish GAAP allows two different methods of consolidation: Global Integration method and Proportional Integration Method.

The Global Integration method fully consolidates the financial statements of companies controlled by the parent company after eliminating all intercompany transactions and recognizing minority interest.

U.S. GAAP considers only one method of consolidation, which fully consolidates the financial statements of companies controlled by the parent company after eliminating all intercompany transactions and recognizing minority interest.

The Proportional consolidation method is used when a company is managed jointly by two or more different business groups (joint ventures). In this method of consolidation the financial statements of a subsidiary are added to those of the rest of the Group in proportion to the participation on its capital.

Our Group does not use the Proportional Integration Method.

The Proportional consolidation method is not allowed under U.S. GAAP

The Equity valuation method is used to account for certain equity investments when the investor has significant influence over the investee (generally an investment of between 20% —3% if listed—and 50% in the outstanding voting rights) but does not control the investee. Under the equity method, an investor adjusts the carrying amount of an investment for its share of the earnings or losses of the investee subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an investee reduce the carrying amount of the investment.	The Equity valuation method is used to account for certain equity investments when the investor has significant influence over the investee (generally an investment of between 20% and 50% in the outstanding voting rights) but does not control the investee. Under the equity method, an investor adjusts the carrying amount of an investment for its share of the earnings or losses of the investee subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an investee reduce the carrying amount of the investment.

Back to Contents

SPANISH GAAP	U.S. GAAP

Foreign currency translation (See Note 2.b and Note 27.2.b)
A functional currency approach is used in identifying the consolidated impact of foreign currency transactions. The functional currency is generally the reporting currency of the operating unit. Transactions of individual reporting units in currencies other than the identified functional currency are first translated into the functional currency with resulting net gains or losses reported as a component of current period earnings.	A functional currency approach is used in identifying the consolidated impact of foreign currency transactions. The functional currency is generally the reporting currency of the operating unit. Transactions of individual reporting units in currencies other than the identified functional currency are first translated into the functional currency with resulting net gains or losses reported as a component of current period earnings.

For purpose of translating assets and liabilities, the exchange rate at the balance sheet date is used. Revenues, expenses, gains, and losses are translated using a monthly average exchange rate for the period. Gains and losses offset by qualifying hedge transactions are reported consistently with the underlying currency transaction.	For purpose of translating assets and liabilities, the exchange rate at the balance sheet date is used. Revenues, expenses, gains, and losses are translated using a weighted average exchange rate for the period. Gains and losses offset by qualifying hedge transactions are reported at market value.

For purpose of consolidation, net translation gains and losses resulting from translation of the financial statements of operating units with functional currencies different from that of the parent, are recorded as a component of reserves.

For purpose of consolidation net translation gains and losses resulting from translation of the financial statements of operating units with functional currencies different from that of the parent, are recorded as a component of accumulated other comprehensive income.

The financial statements of operating units in a highly inflationary economy are remeasured as if the functional currency of the operating unit were the same as that of the parent reporting currency. For the purposes of this requirement, a highly inflationary economy is one that has cumulative inflation of approximately 100 percent or more over a 3-year period.

Adjustments to income statement allowed under local accounting regulations in high-inflation countries are accepted under Spanish GAAP and registered as extraordinary results.	In filings to Securities and Exchange Commission, an accommodation to foreign registrants permits the inclusion of comprehensive price-level adjusted financial statements where local (Spanish) GAAP allows it.

Stock options plans (See Note 27.2.b and Note 27.5.l)
Compensation cost in stock option plans should be recognized as an expense in the periods in which an employee performs the services considered under the plan.	Compensation cost in stock option plans should be recognized as an expense in the periods in which an employee performs the services considered under the plan.

There are no standard valuation and accruing criteria defined. It depends on the strategy an entity elects to provide the stock considered under the plan: issuance of new stock purchase of it, purchase of equity swaps, etc.

There are two alternatives to evaluate this expense:

  Under the fair value based method (SFAS 123), compensation cost is measured at the grant date based on the value of the award. The fair value of a stock option granted by a public entity shall be estimated using an option-pricing model that takes into account, as of the grant date, the exercise price and expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the expected term of the option
  Under the intrinsic value based method (APB 25), compensation cost is the excess, if any, of the quoted market price of the stock at measurement date over the amount an employee must pay to acquire the stock. The measurement date is the first date on which are known both:
    The number of shares that an individual employee is entitled to receive and
    The option or purchase price, if any.

Investments in affiliated companies (See Note 1, Note 2.e and Note 27.2.d)
Investments in listed affiliated companies owned over 3% and in unlisted affiliated companies owned over 20% are generally accounted for by the equity method.	Investments in affiliated companies over 20% but less than 50% are accounted for by the equity method.

Back to Contents

SPANISH GAAP	U.S. GAAP

Business combinations and goodwill (See Note 2.g and Note 27.2.g)

There are no specific guidelines in accounting for business combinations.

It should be accounted as pooling of interest when a deep managerial and economical reorganization is implied, and when the difference in net value of both entities is not significant. Otherwise, it should be recorded as an acquisition.

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

Positive goodwill arising in business combinations was amortized to income over the period in which they were estimated to be benefited.

From July 1, 2001, as stated in SFAS 141 all business combinations must be accounted for using the purchase method. Intangible Assets must be identified and recognized as assets apart from goodwill.

According to SFAS 142 Goodwill and Intangible Assets with indefinite useful lives will no longer be amortized, instead they will be subject to an impairment test at least annually.

From July 1, 2001 to December 31, 2001, goodwill of past purchases was subject to amortization.

Treasury stock (See Note 2.i and Note Note 27.2.i)
Gains or losses on transactions with Bank shares owned by dependent companies are accounted for as extraordinary results.	The results of transactions in parent company shares (treasury stock) are accounted for in Stockholders’ equity and have no effect on the income statement.

Loans granted to shareholders, employees and other third parties for the acquisition of treasury stock are recorded in the consolidated balance sheets under Loans and Credits.	Loans granted to shareholders, employees and other third parties for the acquisition of parent company stock are recorded as a reduction of Stockholders’ Equity.

Deferred charges – Intangible assets (See Note 2.f and Note 27.2.f)
Capital increase expenses, new business launch expenses and start-up expenses are classified as intangible assets and are deferred and amortized to net income over 5 years.	Capital increase expenses are classified as a reduction of Stockholders’ Equity when incurred. Start-up activity expenses are accounted for as non-interest expenses as incurred.

Preference share issuance expenses are amortized with a charge to net income over a maximum period of five years.	Preference share issuance expenses are netted against the capital raised.

Refurbishment of rented office premises needed to start operations is classified under intangible assets and amortized with a charge to net income during the shorter of the useful life of the assets (maximum of five years) or the remaining life of the lease contract.

Expenditures for the acquisition and preparation of computer systems and programs that will be useful over several years do not include expenses incurred in changing, adapting or modifying the existing systems and programs. The capitalized expenses are amortized with a charge to net income over a period of time not exceeding 3 years.

It is forbidden to maintain other intangible assets on the balance sheet.

Refurbishment of rented office premises is considered leasehold improvement and classified in the premises and equipment caption on the balance sheet and are amortized over the shorter of the life of the improvement of the lease.

Intangible assets should be recorded at its fair value. A recognized intangible asset shall be amortized over its useful life to the reporting entity unless that life is determined to be indefinite.
Intangible asset shall be reviewed for impairment; an impairment loss shall be recognized if the carrying amount of an intangible asset is not recoverable and it exceeds its fair value. Subsequent reversal of a previously recognized impairment loss is prohibited. If it has an indefinite life the impairment test should be carried annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Back to Contents

SPANISH GAAP	U.S. GAAP

General risk allowance (See Note 27.2.k)
Only with the approval of the Bank of Spain can General Allowances for Non-specific Risks be provisioned and released.	General risk allowances for unspecified contingencies are not permitted.

Pension plan and early retirements (See Note 2.j, Note 27.2.l and Note 27.2.j)

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

U.S. Financial Accounting Standard No. 87 provides detailed guidance regarding the accounting for pension liability and cost. This guidance requires the recording of the excess of a defined actuarial valuation of the present value of post retirement benefits over the adjusted fair value of plan assets maintained in an external fund.
Actual changes in pension liability or asset values different from actuarial estimates are treated as actuarial gains and losses. Such gains and losses may be amortized, by the straight-line method over a period not exceeding the average remaining service period of active employees, or by charges to income in the period incurred.
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

Investment securities (See Note 2.d, Note 2.e and Note 27.2.e)

Debt securities are classified as trading, available-for-sale investment or held-to-maturity securities, depending on the intent of the investment.

Equity investments in listed companies owned less than 3% and non-listed companies owned less than 20% are classified as trading, available-for-sale investment or permanent investment securities, depending on the intent of the investment.

Trading securities are stated at market value, and differences between market value and book value are reported in the statement of income.

Available-for-sale investment securities are measured either at lower of:

  Cost adjusted for any premium or discount generated when the security was purchased (adjusted acquisition price) or
  Market price,
Unrealized losses are reported in an accrual account or provisioned in the statement of income if deemed to be permanent creating a specific allowance. Releases from this allowance arise when unrealized losses disappear.
Unrealized gains are not reported.

Held-to-maturity and permanent investment securities are stated at adjusted acquisition price.

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

A loss in value of an investment which is other than a temporary decline should be recognized.  Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment.  A current fair value of an investment that is less than its carrying amount may indicate a loss in value of the investment.  However, a decline in the quoted market price below the carrying amount or the existence of operating losses is not necessarily indicative of a loss in value that is other than temporary.  All are factors to be evaluated.

Held-to-maturity securities are stated at amortized cost.

Non-marketable equity investments of 20% or less are accounted for under the cost method. Carrying values of individual non-marketable equity securities are reduced through write-downs to reflect other-than-temporary impairments in value.

Back to Contents

SPANISH GAAP	U.S. GAAP

Loans and Leases: Impairment, allowances and Financial statement presentation (See Note 2.c and Note 27.2.c)

Loans are identified as impaired and placed on a non-accrual basis when any interest or principal is past due for 90 days or more or when it is determined that the payment of interest or principal is doubtfully collectible. It is doubtfully collectible when the borrower is incurring continued losses, frequent delays in payments, cannot obtain new financing, is reducing its stockholders’ equity, or other reasons based on available information.

A loan could be on non-accrual status even if it is classified in part as a performing loan.

The same loan could be partially classified as non-performing and as performing.

Primarily only the amounts past due for 90 days or more are classified as non-performing. The entire loan is classified as non-performing if one of the following conditions is met:

  Amounts classified as non-performing exceed 25% of the outstanding balance.
  Any principal is past due more than 6 months for personal loans or 1 year for other loans.
  The loan is deemed uncollectible.

Partial write-offs are not permitted. Credit losses are charged to earnings through provisions to credit allowances.

A loan is impaired when, based on available information and facts, it is probable that a creditor will be unable to collect all the amounts due according to the contractual terms of the loan agreement.

The total amount of loans identified as impaired is classified as non-performing and placed on a non-accrual basis.

Banks are required to record a specific allowance for credit losses, which is not less than the prescribed reserve ratios applied against defined stratification of the loan portfolio. Based on judgmental assessments of credit issues banks may record successive increases to this minimum allowance. Pursuant to Bank of Spain regulations, an allowance must be recorded based on the time elapsed since a loan is past due and for those loans for which collection is considered to be doubtful.

A generic allowance covering 1% of total loans, guarantees, private sector debt securities and contingent liabilities must also be made. This allowance is limited to 0.5% for fully secured mortgage loans.

Additionally, a Country-risk allowance must be recorded to cover the transfer risk arising from outstanding loans to borrowers in countries falling into certain risk categories established, including intercompany transactions.

Finally, the Bank of Spain requires an allowance for the statistical coverage of credit losses. The amount of this allowance depends on calculations made using different coefficients for each category of the loan portfolio and on the net charges to income statement related to other loan losses.

The allowance for loan losses represents a reserve that is adequate to cover reasonably estimated probable loan losses incurred as of a reporting date but which is not excessive.

The reserve estimation process is judgmental and includes consideration of identified losses as well as losses reasonably expected to exist based on judgmental assessment of historical trends, credit concentrations and other factors.

For loans identified as impaired and evaluated individually for impairment the allowance must at a minimum be such that the net carrying amount of the loan is one of the following:

  The present value of the expected future cash flows, discounted at the loan’s effective interest rate,
  The loan’s observable market price, or
  The fair value of the collateral if the loan is collateral dependent.

The allowance for loan losses of loans collectively reviewed for impairment is based on representative historical losses updated to reflect current trends and conditions.

On the balance sheet, loans are always presented net of their credit loss allowances.

The entire loan balance and its credit allowance are maintained on the balance sheet until any portion of it has been classified as non-performing for 3 years, or up to 6 years for some secured mortgage loans. After that period the loan balance and its 100% specific allowance are removed from the balance sheet and recorded in off-balance sheet accounts, with no resulting impact on net income at that time.

Only under unusual circumstances (bankruptcy, insolvency proceedings, etc.) the credit loss could be directly recognized through write-offs.

More detailed information can be found in Item 4. Information on the Company- B. Business Overview- Classified Assets.

On the balance sheet, loans are always presented net of their credit loss allowances.

Actual credit losses, which may be for all or part of a particular loan, are deducted from the allowance and the related loan balance is charged off in the period in which the loan or a portion thereof is deemed uncollectible.

Back to Contents

SPANISH GAAP	U.S. GAAP

Derivative instruments and hedging activities (See Note 2.l , Note 27.2.m and Note 27.5.h)

These instruments are registered in off-balance sheet accounts. Their gains and losses are recognized in the income statement depending on their designation as speculative or as part of a hedging relationship.

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

All derivatives are recognized either as assets or liabilities on the balance sheet and measured at their fair value.

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

A hedging derivative may be specifically designated as:

  A hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment. Its gains or losses are recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged.
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
  A hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The gain or loss of these derivatives is reported in other comprehensive income (outside earnings) as part of the cumulative translation adjustment and are recognized in earnings if and when the cumulative translation adjustment ,or part thereof, is recognized in earnings.

For balance sheet financial instruments that include stipulations that could change the value or cash flows in a similar way as a derivative, an “implicit derivative” is recorded in off-balance sheet accounts.

Embedded derivative instruments—implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument—need to be bifurcated from the host contract and accounted for as a derivative instrument.

Back to Contents

SPANISH GAAP	U.S. GAAP

Premises and equipment (See Note 2.h and Note 27.2.h)

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

Fixed assets acquired and certain of those leased from both related and third parties through 1985, following the provisions of Spanish Royal Decree-Law 2/1985, were depreciated on an accelerated useful life basis.

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

Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Income taxes (See Note 2.n and Note 27.2.o)
The tax expense for corporate income tax is calculated on the basis of book income before taxes, increased or decreased by permanent differences.
Deferred tax assets and liabilities are recorded in respect of timing differences that are expected to result in a taxation asset or liability in the foreseeable future.	Income tax expense is comprised of two components: current tax payable or refundable, and deferred tax expenses or benefits.

Income taxes currently payable for a particular year usually include the tax consequences of most events that are recognized in the financial statements for that year. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenues, expenses, gains, and losses, differences arise between:
a. The amount of taxable income and pretax financial income for a year
b. The tax bases of assets or liabilities and their reported amounts in financial statements.

With limited exceptions, deferred tax assets and liabilities must be recognized regardless of when the timing difference is likely to reverse. A valuation allowance is recorded against deferred tax assets when it is more likely than not that the future tax benefit will not be realized.

Back to Contents

SPANISH GAAP		U.S. GAAP

Guarantees, Contingent liabilities and Commitments. See Notes 23 and 27.5.m

All of the following are recorded under memorandum accounts for the maximum amount committed by the Group.

Additionally, for all guarantees representing potential risks for the Group a provision is recognized following the same provisioning criteria of fair value or potential loss as applied to other relevant risks.

In accordance with FIN 45, at the inception of a guarantee, the guarantor shall recognize in its statement of financial position a liability for the fair value of the guarantee.

When a guarantee is issued as part of a transaction with multiple elements with an unrelated party, the liability recognized at the inception of the guarantee should be an estimate of the guarantee’s fair value, amounting to the greater of:

		1.	The fair value amount, as
		a.	The premium that would be required by the guarantor to issue the same guarantee in a standalone arm’s-length transaction with an unrelated party, or
		b.	In the absence of observable transactions for identical or similar guarantees, expected present value (the sum of the probability-weighted present values in a range of estimated cash flows, all discounted using the same interest rate convention, according to FASB Concepts Statement No.7), or
		c.	For contributions to unrelated parties at fair value consistent with par. 18 of SFAS 116 criteria.

1.	Contingent liabilities:	2.	The contingent liability amount required by par.8 of SFAS 5.

a.	Rediscounts, endorsements and acceptances		When a guarantee is issued in a standalone arm’s-length transaction with an unrelated party, the liability recognized at the inception of the guarantee should be the premium received or receivable by the guarantor.

	Consist of rediscounts of bill receivables, in which the Group supports certain risk, and the full amounts of the bills are recorded, except for rediscounts of Spanish Government securities.		The loss contingency for this item refers to unasserted claims or assessment, but there has been no manifestation by the potential claimant (Bank of Spain) of an awareness of a possible claim or assessment, and it is not considered probable neither. Hence this item is out of scope of FIN 45 accounting provisions.

b.	Assets assigned to sundry obligations

Bank of Spain regulations request the pledge of certain assets, mainly debt securities, to allow banks to operate in several kind of transactions (taking deposits from the public, deal in certain markets, etc.) These assets are accounted for under “Debentures and other fixed income securities” caption of the asset side of the balance sheet, and valued as any other securities. The amount disclosed under memorandum accounts represents their net carrying value.

2.	Guarantees and other sureties

a.	Guaranties promises		Out of scope of FIN 45, but subject to disclosure

Amounts irrevocably committed to be formalized and guaranteed in the future.

b.	Commercial guarantees		Out of scope of FIN 45, but subject to disclosure

Amounts committed to guaranteed parties in connection with the completion of commitments undertaken by the usual business of a client (for example, the guarantees of completion of government contracts, or performance guarantees).

c.	Financial guarantees		See general criteria above

Commitments by which the bank undertakes a contingent obligation to make future payments if specified triggering events or conditions occur. Fair value, taken as the premium received upon issuance of the guarantee, is recorded as a liability and accrued to income over the life of the guarantee. Additionally, this balance is subject to provision (see Note 27.5.k).

d.	Doubtful guarantees		See general criteria above

Collects the amount of both commercial and financial guarantees, which the Group expects that will be exercised either due to occurrence of triggering events or other reasons. A provision is recorded accordingly.

	(continue on following page)		(continue on following page)

Back to Contents

SPANISH GAAP		U.S. GAAP
e.	Credit default swaps
	Sales of credit default swaps; the maximum committed amount is recorded under memorandum accounts. Premium received is accounted for as a liability and the swap is marked to market. Several of these swaps are matched to identical swaps acquired; the remaining are valued at the lowest of net carrying amount or fair value, recording any necessary provisions under “Allowance for losses on futures transactions”.	Out of scope of FIN 45, but subject to disclosure. Falls within SFAS 133 scope.

3.	Other contingent liabilities

a.	Documentary credits

	Commitments undertaken by which the Group stands ready to perform over the delivery of documents, including commercial letters of credit, stand-by letters of credit and financial letters of credit. The premium received is recognized as a liability, and additionally, the balance of risk bearing transactions is subject to provisioning.	Commercial letters of credit and other loan commitments (guarantees of funding) are not included in the scope of FIN 45. Financial letters of credit are subject to FIN 45 provisions.

b.	Other contingent liabilities

c.	Doubtful contingent liabilities

Analogous to item 2.d above.

4.	Commitments

a.	Sales with repurchase agreements

	The amount of the commitments to repurchase assets previously sold is recorded as a liability for the full amount the bank committed to purchase them.	Subject to disclosure requirements

Sale of financial instruments (See Note 27.5.n)
To be accounted for as a sale, any transfer of financial assets should meet the following conditions:
  It should be documented in a written contract.
  The transfer should include all the remaining life of the financial instrument.
  The transfer to the transferee should include all the rights, including management or legal defense.
  The transfer conditions should not limit the transferee right to manage, pledge or transfer the financial asset.
  The transferor cannot issue guarantees or repurchase agreements to the transferee. The transferor should not keep any credit risk responsibility over the financial asset.
  Later modifications of the conditions of the financial assets should not affect the transferor.
  Before the debtor pays the transferor should not accept the commitment of paying in advance to the transferee. That means the transferee should not be financed by the seller.
  The agreement in which the transferee puts the transferor in charge of the management and legal defense of transferred financial asset should be done under revocable contract.
(continue on following page)

A transfer of financial assets (or all or a portion of a financial asset) in which the transferor surrenders control over those financial assets shall be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange.

The transferor has surrendered control over transferred assets if and only if all of the following conditions are met:

  The transferred assets have been isolated from the transferor—put beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.
  Each transferee has the right to pledge or exchange the assets (or beneficial interests) it received, and no conditions both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.
  The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.
(continue on following page)

Back to Contents

SPANISH GAAP	U.S. GAAP
The transaction that satisfies the requirements described above should be considered as a sale if:
  All assets transferred should be derecognized.
  All assets obtained and liabilities incurred should be recognized at fair value.
  Any gain or loss should be recognized in earning.

Otherwise, such transaction would be considered secured borrowing and the gain or loss obtained would be deferred and amortized to income

Securitizations that meet the criteria described above should be accounted for as a sale and therefore:

  All financial assets sold should be derecognized.
  All financial assets obtained and liabilities incurred by the transferor should be recognized at fair value.
Spanish GAAP does not consider Qualifying Special Purpose Entities as contemplated by SFAS 140.	Upon completion of a transfer of assets that satisfies the conditions to be accounted for as a sale, the transferor shall:
  Derecognize all assets sold.
  Recognize all assets obtained and liabilities incurred in consideration as proceeds of the sale, including cash, put or call options held or written (for example, guarantee or recourse obligations), forward commitments (for example, commitments to deliver additional receivables during the revolving periods of some securitizations), swaps (for example, provisions that convert interest rates from fixed to variable), and servicing liabilities, if applicable.
   Initially measure at fair value assets obtained and liabilities incurred in a sale or, if it is not practicable to estimate the fair value of an asset or a liability, apply alternative measures.
  Recognize in earnings any gain or loss on the sale.

If a transfer of financial assets in exchange for cash or other consideration (other than beneficial interests in the transferred assets) does not meet the 3 criteria for a sale describe above, the transferor and transferee shall account for the transfer as a secured borrowing with pledge of collateral.

Securitizations that meet the three criteria described above are accounted for as a sale.

All financial assets obtained or retained and liabilities incurred by the transferor in a securitization that qualifies as a sale shall be recognized and measured as provided at fair value.

Qualifying Special Purpose Entities are not consolidated into the financial statements of the transferor or its affiliates.

Back to Contents

27.2.	Net income and Stockholders’ Equity reconciliations between Spanish and U.S. GAAP-

Following is a summary of the adjustments to consolidated net income and to consolidated Stockholders’ Equity which would be required if U.S. GAAP had been applied to the accompanying consolidated financial statements. These adjustments are explained in following Notes A – O.

After the reconciliation, the Comprehensive Income reporting required by SFAS 130 is added. More information about it can be found in Note P.

Finally, in Note Q information about U.S. GAAP recent pronouncements is included.

NET INCOME			Thousands of Euros Increase (decrease)

			2003	2002	2001

As reported in the annual report to stockholders			2,610,819	2,247,177	2,486,303

Adjustments to conform to U.S. GAAP:
•	Pension plan	(j)	(55,227)	(18,397)	(18,397)
•	Elimination of depreciation related to revaluation of premises and equipment	(h)	82,724	59,836	24,215
•	Differences in equity investments in affiliated companies	(d)	(299,360)	896	(176,373)
•	Amortization / Impairment of goodwill	(g)	(34,759)	526,715	52,186
•	Negative goodwill	(g)	(1,419)	15,459	—
•	Differences in allowances for loan losses	(c)	323,505	(126,908)	342,403
•	(Gains) and losses in parent company shares transactions	(i)	(29,866)	16,842	5,517
•	Early retirements	(l)	(327,342)	(839,761)	(452,298)
•	Valuation of investment securities	(e)	(33,871)	(38,166)	(176,553)
•	Deferred charges	(f)	30,889	41,751	88,553
•	Effect of Purchase (U.S. GAAP) vs. Pooling (Spanish GAAP) accounting in the BS-BCH merger	(g)	—	—	(94,118)
•	Valuation of derivative instruments	(m)	165,130	226,382	104,901
•	Sale of preemptive rights on Banesto shares	(n)	—	271,805	—
•	General Risk Allowance	(k)	(132,223)	—	—
•	Effect of following SFAS 109 in the accounting for income taxes for each year	(o)	4,760	4,760	4,760
•	Cumulative tax effect of adjustments	(o)	(39,428)	(101,432)	(14,388)

Total adjustments:			(346,487)	39,782	(309,592)

Net income in accordance with U.S. GAAP			2,264,332	2,286,959	2,176,711

The accompanying Notes are an integral part of the consolidated net income and stockholders’ equity reconciliation to U.S. GAAP as of December 31, 2003, 2002 and 2001.

Back to Contents

STOCKHOLDERS’ EQUITY			Thousands of Euros Increase (decrease)

			2003	2002

As reported in the annual report to stockholders			19,068,990	18,242,063

Adjustments to conform to U.S. GAAP:
•	Pension plan	(j)	—	55,227
•	Reversal of the net effect of the revaluation of premises and equipment	(h)	(142,680)	(218,218)
•	Differences in equity investments in affiliated companies	(d)	(494,600)	(133,005)
•	Amortization / impairment of goodwill	(g)	887,851	927,942
•	Negative goodwill	(g)	14,040	15,459
•	Differences in allowances for loan losses	(c)	796,599	473,094
•	Reduction for employee and other third parties loans granted to purchase parent company shares	(i)	(145,119)	(120,653)
•	Valuation of investment securities	(e)	3,682,335	2,307,361
•	Deferred charges	(f)	(70,241)	(98,910)
•	General Risk Allowance	(k)	—	132,223
•	Effect of Purchase (U.S. GAAP) vs. Pooling (Spanish GAAP) accounting in the BS-BCH merger	(g)	1,983,009	1,983,009
•	Valuation of derivative instruments	(m)	143,366	31,449
•	Effect of following SFAS 109 in the accounting for income taxes for each year	(o)	22,213	17,453
•	Cumulative tax effect of adjustments	(o)	(652,529)	(500,019)

Total adjustments:			6,024,244	4,872,412

Stockholders’ Equity in accordance with U.S. GAAP			25,093,234	23,114,475

The accompanying Notes are an integral part of the consolidated net income and stockholders’ equity reconciliation to U.S. GAAP as of December 31, 2003, 2002 and 2001.

Back to Contents

After reconciliation to U.S. GAAP, the consolidated statement of changes in stockholders’ equity would be as follows:

	Thousands of Euros

	2003	2002	2001

CAPITAL STOCK

Balance at beginning of the year	2,384,201	2,329,681	2,280,118
Capital increases:
Young Executives Incentives Plan (February 2001)	—	—	650
Placement among institutional investors (December (2001)	—	—	48,913
For acquisition of shares of AKB (May 2002, Notes 3 and 20)	—	54,520	—

Balance at year-end	2,384,201	2,384,201	2,329,681

RETAINED EARNINGS AND OTHER RESERVES

Balance at beginning of the year US GAAP	20,730,274	27,614,331	28,648,916
Net income for the year under U.S. GAAP	2,264,332	2,286,959	2,176,711
Dividends paid	(1,386,928)	(1,371,864)	(1,028,070)
Decrease/(increase) in Treasury stock	4,591	6,632	34,684
Retirement of differences in first-time consolidation	—	—	—
Paid-in surplus and early recording of voluntary reserves from capital increases	—	1,045,480	864,985
Changes in adjustments to reconcile to U.S. GAAP:
Effect of Purchase BS-BCH merger	—	—	—
(Gains) and losses in parent company shares transactions	29,866	(16,842)	(5,517)
Deferred charges reconciliation adjustment	(2,220)	(5,001)	(10,169)
Deduction for employee and other third parties loans granted to purchase parent company shares	(24,466)	4,315	18,818
Amortization / impairment of goodwill	(5,332)	(2,741,988)	1,249,690
Differences in equity investments in affiliated companies	(62,235)	368,683	(29,587)
Reversal of the effect of the revaluation of premises and equipment	(7,186)	(20,436)	(3,460)
Valuation of investment securities	1,408,845	(4,151,627)	(4,318,570)
Valuation of derivative instruments	(53,213)	(266,189)	(33,645)
Cumulative tax effect of reconciliation adjustments	(113,082)	922,251	1,079,352
Exchange differences	(8,584)	(2,666,942)	(1,233,860)
Other variations, net	(65,629)	(277,488)	204,053

Balance at year-end	22,709,033	20,730,274	27,614,331

Stockholders’ Equity balance at year-end	25,093,234	23,114,475	29,944,012

The accompanying Notes are an integral part of the consolidated net income and stockholders’ equity reconciliation to U.S. GAAP as of December 31, 2003, 2002 and 2001.

Back to Contents

Considering the adjustments included in the reconciliation, the Other Comprehensive Income information required in SFAS 130 is summarized in the table below:

CHANGES IN EQUITY FROM NON-OWNER SOURCES	Thousands of Euros Increase (decrease)

		2003	2002	2001

Accumulated Other Comprehensive Income, net of tax:
• Unrealized gains (losses) on securities		2,606,980	1,528,600	4,801,853
• Net gains (losses) on derivative instruments		(14,146)	(126,706)	(21,869)
• Foreign currency translation adjustment		(7,236,740)	(7,053,833)	(1,319,949)

Total Accumulated Other comprehensive income		(4,643,906)	(5,651,939)	3,460,035

COMPREHENSIVE INCOME

Net income in accordance with U.S. GAAP		2,264,332	2,286,959	2,176,711

Other comprehensive income, net of tax:
• Unrealized gains (losses) on securities		1,078,380	(3,273,253)	(3,782,968)
• Net gains (losses) on derivative instruments		112,560	(104,837)	(21,869)
• Foreign currency translation adjustment		(182,907)	(5,733,884)	(1,233,860)

Other comprehensive income	(p)	1,008,033	(9,111,974)	(5,038,697)

Comprehensive Income in accordance with U.S. GAAP		3,272,365	(6,825,015)	(2,861,986)

The accompanying Notes are an integral part of the consolidated net income and stockholders’ equity reconciliation to U.S. GAAP as of December 31, 2003, 2002 and 2001.

Back to Contents

NOTES TO THE NET INCOME AND TO THE STOCKHOLDERS’ RECONCILIATION

Following are some explanations of the reconciliation items. Most of them come from recurrent differences.

a) Consolidation procedures

There is a number of companies which are more than 50% owned by the Bank, whose business activities differ from those of the Bank and, following Spanish GAAP (see “Consolidation Principles” in Note 1) are accounted for by the equity method (basically insurance and real estate companies, see a list of them in Exhibit II). Under U.S. GAAP, these companies should be consolidated using the global integration method. The effect of using one method instead of the other would have no impact on the consolidated Stockholders’ Equity or on the consolidated net income. Identified differences between Spanish GAAP and U.S. GAAP in these nonconsolidated entities are included in this reconciliation. The total consolidated assets and liabilities would be increased by, approximately, €12,085, €11,948 and €9,991 million in 2003, 2002 and 2001, respectively (3%, 4% and 3% of total assets respectively). Identified differences between Spanish GAAP and U.S. GAAP in these nonconsolidated entities are included in this reconciliation.

b) Foreign Currency Translation and Stock Option Plans

There is no adjustment related to the accounting treatment of highly inflationary environments since a Securities and Exchange Commission accommodation to foreign registrants permits the inclusion of comprehensive price-level adjusted financial statements as long as local GAAP requires them and Spanish GAAP allows it.

Other differences between Spanish and U.S. GAAP with respect to translation of foreign currency financial statements would only impact reclassification in stockholders’ equity, but not the total.

The accounting differences between Spanish and U.S. GAAP on the few stock option plans issued gives rise to no significant adjustment (see Note 27.5.L).

c) Allowances for loan losses

Under Spanish GAAP, loan losses are generally recognized through provisions to allowances for loan losses, well before the removal from the balance sheet. Under certain unusual circumstances (for example bankruptcy, insolvency, etc), the loss could be directly recognized through write-offs.

Provisions to specific allowances come from the impairment process. Loans are identified as impaired and placed on a non-accrual basis when it is determined that collection of the payment of interest or principal is doubtful or when the interest or principal has been past due for 90 days or more, except when the loan is well secured and in the process of collection.

Globally managed clients, corporate, sovereign and other large balance loans are evaluated on an individual basis based on the borrower’s overall financial condition, resources, guarantees and payment record. Impairment is determined when there are doubts about collection, or when interest or principal is past due for 90 days or more.

Consumer mortgage, installment, revolving credit and other consumer loans are evaluated collectively, and their impairment is established when interest or principal is past due for 90 days or more.

Provisions to specific allowances come from the impairment process. Loans are identified as impaired and placed on a non-accrual basis when it is determined that collection of the payment of interest or principal is doubtful or when the interest or principal has been past due for 90 days or more, except when the loan is well secured and in the process of collection.

According to Bank of Spain requirements non-performing loans must be 100% provisioned when they are more than 21 months overdue (more than 6 years in secured mortgage loans).

An additional allowance for credit losses attributed to the remaining portfolio is established via a process that considers the potential loss inherent in the portfolio. Also, an allowance is recorded for those exposures where the transfer risk adds some doubts as to the collection of debts (the Country Risk Allowance). Finally, an additional Statistical Allowance is also created to recognize future losses in the current loan portfolio (the Statistical Coverage of Loan Losses).

The entire loan balance is kept on the balance sheet until any portion of it has been classified as non-performing for 3 years, or up to 6 years for some secured mortgage loans. After that period the loan balance and its 100% specific allowance are removed from the balance sheet and recorded in off-balance sheet accounts, with no resulting impact on net income at that time.

Under Spanish GAAP, partial write-offs of impaired loans are not permitted. The credit loss recognition process is independent of the process for the removal of impaired loans from the balance sheet.

When a loan is deemed partially uncollectible, the credit loss is charged against earnings through provisions to credit allowances instead of through partial write-offs of the loan. If a loan becomes entirely uncollectible, its allowance is increased until it reaches 100% of the loan balance. Generally, credit loss recognition under Spanish GAAP is similar in amounts and in time to credit loss recognition under U.S. GAAP.

Back to Contents

Under Spanish GAAP, an uncollectible loan always has a 100% allowance, but may be maintained on the balance sheet until it reaches the three or six year maximum period established in Bank of Spain regulations, depending on our management’s view as to the recoverability of the loan. Under U.S. GAAP, this loan would be removed from the balance sheet earlier.

Given that loans are presented on the balance sheet net of their credit allowances, there is no difference in the amounts disclosed on the balance sheet under Spanish or U.S. GAAP. However, our non-performing loans under Spanish GAAP include balances that would have been removed from the balance sheet under U.S. GAAP. This difference is precisely the specific allowance for credit losses, which does not exist under U.S. GAAP.

Loan loss recognition under Spanish GAAP does not differ from losses that would have been recognized under U.S. GAAP except for the valuation of transfer risk of intercompany transactions and for the compensatory effects of the Allowance for Statistical Coverage. The reconciliation adjustment includes:

Thousands of Euros	2003	2002	2001

Allowance for country risk intra-group transactions (*)
Balance at the beginning of the year (1)	15,690	79,297	48,134
Balance at Year-end (2)	26,424	15,690	79,297
Net change in the year (3)=(2)-(1)	10,734	(63,607)	31,162
Net income adjustment	10,734	(63,607)	31,162
Stockholders' Equity adjustment	26,424	15,690	79,297

Statistical Coverage Allowance
Balance at the beginning of the year (1)	457,404	520,705	209,465
Balance at Year-end (2)	770,175	457,404	520,705
Net change in the year (3)=(2)-(1)	312,771	(63,301)	311,240
Net income adjustment	312,771	(63,301)	311,240
Stockholders' Equity adjustment	770,175	457,404	520,705

Total adjustment included in reconciliation
Net income	323,505	(126,908)	342,403
Stockholder's Equity	796,599	473,094	600,002

(*) Allowances related to Argentinean risk were not removed. The reason to exclude Argentina from these amounts is to maintain the provisions recorded under Spanish GAAP to ensure the full coverage of Argentinean intercompany transactions risk described in Note 1.

d) Investments in affiliated companies

Some investments in listed affiliated companies in which the Group holds an ownership interest of more than 3% and less than 20% are accounted for by the equity method according to Spanish GAAP (see Exhibit II). Under U.S. GAAP, the Group’s investments in these companies should be accounted for as indicated by SFAS No. 115. In this adjustment we change the valuation of these holdings from the equity accounting method to lower of cost or market (available for sale securities under Spanish GAAP classification). Afterwards the final adjustment to meet SFAS 115 is done, together with all other securities, in the Investment Securities adjustment described in the following Note e). If the holdings were sold in the year, the adjustment corrects the gains or loss on sale.

During 2003 the Group reclassified some significant investments that were previously accounted for by the equity method to available for sale equity portfolio, as it was changing its investment policy to adapt to the European upcoming accounting change. This reclassification has no effect on U.S. GAAP reconciliation as these investments already were accounted for under U.S. GAAP under FAS 115 (see Notes 9 and 10).

The adjustment to net income eliminates profits and losses recorded following the equity method (gains from affiliated companies of €323,859, €1,378,285, and €455,934 thousand, and goodwill amortization of €16,969, €36,059 and €64,140 thousand) and includes the results that would have been recorded if considered available for sale portfolio (gains from investment securities of €7,530, €1,343,122 and €215,421 thousand in 2003, 2002 and 2001 respectively).

In stockholder’s equity the adjustment also includes the negative net effect on reserves (equity) of €195,240, €133,901 and €326,211 thousand in 2003, 2002 and 2001 respectively.

e) Investment securities, available for sale portfolio

After having adjusted the different criteria in equity holdings described in Note d) above, the valuation adjustment of the investment securities was made in two steps:

•	First, all the effects of the Spanish GAAP security price fluctuation allowance are reversed against net income (changes in unrealized losses from those of previous year) and reserves (unrealized losses arisen in past years), and
•	Second, unrealized gains and losses are recorded against reserves (Accumulated Other Comprehensive Income).

Back to Contents

In the calculations of the amounts to be adjusted we include the effect of investment portfolios of subsidiaries not consolidated under Spanish GAAP, but that should be consolidated under U.S. GAAP.

The net income reconciliation item reverses the net provisions made to the security price fluctuation allowance in the year, and recognizes the loss on sale of securities that were charged against net income under Spanish GAAP in previous years (amounting €35,847, €146,461 and €139,837 thousand in 2003, 2002 and 2001 respectively). Valuation differences considered to be other than-temporary impairmet losses are charged to net income. Net provisions of €1,976, €108,295 thousand were reported in 2003 and 2002, while net releases amounted €36,716 thousand in 2001.

The Stockholders’ Equity reconciliation item amounting to €3,682,335 and €2,307,361 thousand in 2003 and 2002, includes the reversion of the effect of the security price fluctuation allowance and the unrealized gains of debt and equity securities included in the available for sale portfolio and in the equity securities mentioned in the previous Note d), the related deferred tax liability is recorded under the “Other liabilities” caption.

See Note p) (other comprehensive income) for information about realized and unrealized gains on securities.

f) Deferred charges

Certain expenses concerning basically capital increases are amortized over a five-year period according to Spanish GAAP. The U.S. GAAP criterion is to reflect them as a decrease in Stockholders’ Equity. This adjustment also includes as an expense the cost of start-up activities, which under Spanish GAAP are capitalized and depreciated on a straight-line basis.

g) Goodwill, Intangibles and business combinations

In June 2001, the FASB issued Statement No. 141 (SFAS 141) “Business Combinations” and No. 142 (SFAS 142) “Goodwill and Other Intangible Assets” which require that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. Under these rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives.

In connection with business combinations accounted for as purchases after to June 30, 2003, the Bank has isolated and recognized intangible assets apart from goodwill, but these intangible assets were insignificant.

As described in Note 2.g, under Spanish GAAP the Group generally amortizes goodwill arising on investments over a maximum period of twenty years. A description of the principal equity investments acquired and sold in 2003, 2002 and 2001 is disclosed in Note 3.

As the Spanish GAAP statements continue to include an amortization expense the reconciliation adjustment will always have the positive effect of eliminating this expense. An additional effect (positive or negative) could arise from the fact that two different impairment tests are conducted (under Spanish and under U.S. GAAP) over different goodwill balances.

The 2003 and 2002 negative goodwill net income reconciliation item comes from the application of SFAS 141, which states that negative goodwill should be recognized as income in the year it is adopted (2002).

As described in Note 1 Banco Santander and Banco Central Hispano merged in 1999. The accounting of this business combination under Spanish GAAP was similar but not equal to pooling of interest accounting under U.S. GAAP. This merger was accounted under U.S. GAAP as a purchase. The adjustments made to change to purchase accounting in that year included:

•	The reversal of U.S. GAAP profit and loss of BCH Group before the acquisition date (April 17, 1999, according to U.S. GAAP) amounting €135,841 thousand of Net Income.
•	The inclusion of €2,812,262 thousand of goodwill on the purchase, of which €459,330 thousand were allocated to premises and equipment. €94,118 thousand were amortized in the year 2001.
•	Some expenses charged against Spanish GAAP net income arising from different allowances valuation detected in the BCH Group amounting €15,927 thousand were reversed and charged against the acquisition goodwill (increase of goodwill).
•	Although both Groups reconciliation of net income and stockholders’ equity were consistent with U.S. GAAP, differences of criteria in some adjustments to reconcile Stockholders’ equity to U.S. GAAP arose between BS Group and BCH Group that gives place to an increase in goodwill amounting €529,227 thousand.

Back to Contents

The net income 2003 reconciling adjustments of €34,759 thousands is detailed in the following table:

Description	Effect on Net Income		Comments

	Amortization	Others

Amortization of goodwill under Spanish GAAP (1)	2,241,688		To eliminate this expense in U.S. GAAP net income.
Amount previously adjusted in D) “Investment in affiliated companies”	(16,969)		To avoid eliminating it twice.
Other adjustment of U.S. GAAP goodwill (1)		(2,259,478)	Mainly related with impairment of Brazil (€2,179,758)

Total	2,224,719	(2,259,478)	Net effect: (34,759)

(1) As in previous years Spanish GAAP goodwill amortization includes additional charges due to impairment of goodwill from Banespa. U.S. GAAP impairment process is different and the charge to net income should be done in full only when the 2 step of FAS 142 impairment process requires it.

The components of intangible assets other than goodwill under Spanish GAAP were as follows:

Intangible Asset	Net Carrying amount 2002	Additions and other changes, net, 2003 (3)	Amortization to net income 2003	Net Carrying amount 2003

Start-up expenses (1)	7,675	4,291	(11,065)	901
Capital increase expenses (1)	95,502	1,085	(26,286)	70,301
Preference share issuance expenses	8,039	(489)	(5,046)	2,504
Computer software	321,383	196,471	(168,224)	349,630
Refurbishment in leased offices(2)	101,170	(67,506)	(33,664)	—
Others	109,279	(29,092)	(29,227)	50,960

Total amortizing	643,048	104,760	(273,512)	474,296

Indefinite-lived	—	—	—	—

Total	643,048	104,760	(273,512)	474,296

(1) These items are eliminated in the U.S. GAAP reconciliation, see previous Note f)
(2) See Note 27.3 “Significant presentation differences between Spanish and U.S. GAAP.
(3) Includes additions, reductions due to sale of entities, exchange differences, etc.

For reconciliation to U.S. GAAP purposes, additions of goodwill from business combinations are calculated using Spanish GAAP criteria to avoid expensive and laborious double bookkeeping. The effect on net income and on Stockholders’ equity is not significant since the other reconciliation adjustments correct the impact. Changes in Goodwill during 2003 were as follows:

Changes in Goodwill Thousands of Euros	Spanish GAAP Total goodwill	Spanish GAAP Equity method	Spanish GAAP Goodwill in consolidation	U.S. GAAP Goodwill in consolidation

Acquisitions (1)	1.367.919	807,593	560,326	399,088
Sales & reclassifications (2)	(1.695.742)	(408,176)	(1,287,566)	(1,129,124)
Exchange differences	—	—	—	(174,323)
Amortization to net income (3) (4)	(522.524)	(70,060)	(452,464)	—
Impairment & other charges (4)	(1.719.164)	5,664	(1,724,828)	(2,259,478)

Goodwill is presented separately for equity investments under Spanish GAAP, while it is presented as higher cost under U.S. GAAP

(1)	The main difference in acquisitions between Spanish and U.S. GAAP arises from the different criterion in equity accounting of investments in affiliated companies (see Note 12).
(2)	Under Spanish GAAP goodwill of investments previously accounted for by the equity method, amounting to €518,784, were reclassified as these holdings were accounted for as part of the available for sale portfolio.
(3)	Of this amount €16,969 are adjusted in the “Investments in affiliated companies” item of the reconciliation, see previous Note d).
(4)	In this table, normal amortization expense under Spanish GAAP is presented separately from Spanish GAAP accelerated amortization of goodwill (see Note 12).

Back to Contents

The main differences in goodwill between Spanish GAAP and U.S. GAAP in our Group are:
•	The different criterion in equity accounting of investments in affiliated companies (for example investments in Royal Bank of Scotland or Unión Fenosa). These differences between Spanish and U.S. GAAP on this goodwill are adjusted in the “Differences in equity investments in affiliated companies” adjustment (see Note D above).
•	The charge-off of goodwill against reserves under special circumstances (for example the goodwill from the acquisition of Banesto, this fact is important to understand the adjustment on the sale of preemptive rights on Banesto shares, explained in Note n).
•	The Goodwill amortized early in 1997 under Spanish GAAP (mostly from Latin-American purchases).
•	The different criteria in Business Combinations accounting (for example the merger of Banco Santander and Banco Central Hispano was accounted for as a purchase under U.S. GAAP, while under Spanish GAAP the accounting was similar but not equal to the pooling of interest method).
•	The differences arising from the amortization/impairment test under Spanish GAAP and the U.S. GAAP impairment test.

For reconciliation to U.S. GAAP purposes, the Group conducted a goodwill impairment test according to SFAS 142. The procedure followed to calculate it is:

•	First, reporting units are determined.
•	Second, goodwill is allocated to the reporting units. This criteria is different to the allocation criteria followed in the business segment information presented in Note 27.5.j, where all the goodwill is allocated to one operating segment (Financial Management and Equity Stakes). Impairment test is not possible without this goodwill allocation.
•	Third, the Group follow the two step process stated in SFAS 142 to identify and measure any impairment loss.

To determine fair values we used quoted market prices where possible. Other valuation techniques used were external appraisal and present value of future cash flows. To value our Mexican reporting unit we use the value of the agreement reached with Bank of America Corporation (see Note 3).

As a result of the impairment test and other adjustments, losses of €2,259,478 thousand euros were recognized under U.S. GAAP. Significant amounts come from:

•	Brazil: impairment losses of €2,179,758 thousand were recognized. The method used to determine its fair value was an independent appraisal.
•	Other reporting units: €79,720 thousand losses. These losses come from different adjustments made to net income, such as:
•	To correct Spanish GAAP profit on the sale of 24.9% of Serfin to Bank of America, as US GAAP goodwill was bigger than Spanish GAAP goodwill (see description of the transaction in Note 3).
•	Different impairment of goodwill from our Uruguayan investments of €9,483 thousands

Brazil impairment:

The value (as per the appraisal performed by an independent expert appraiser) of the Group Brazilian subsidiaries considers, in its lower tranche, the changes in growth expectations of the Brazilian economy during 2003. As a consequence of these expectations the operating results and cash flows forecasted for the following years were revised downwards with respect to the ones considered in the valuation of the reporting unit that was used for the year 2002 closing. Such uncertainties are managed by the business plans that the Group has adopted or will adopt in order to mitigate their impacts, in consistency with what the higher tranche of the valuation itself considers, which, notwithstanding the above, falls below the carrying amount of the Brazil reporting unit, plus the corresponding goodwill, hence triggering the need to perform the step two impairment test according to FAS 142.

As of the acquisition dates of the Brazilian subsidiaries composing the Brazil reporting unit (prior to FAS 142 effective date, so APB 16 was followed) no identification and record of intangibles was implemented as it would have been necessary if FAS 142 had been in place. Accordingly, as at December 31, 2003, when performing step two impairment test, the identification of intangibles led to the corresponding additional impairment of goodwill; hence Brazil impairment losses recognized in the reconciliation to US GAAP for the year 2003 after performing the step two impairment test described above are basically due to intangibles’ identification.

The methodology applied in the valuation is basically discounted cash-flows, but also using for comparison purposes alternative methodologies such as UEC ("Union Europeenne des Experts Contables Economiqueset Financiers"), adjusted liquid stockholder's equity, and core results. Further, quoted market prices for Banespa shares (only a portion of the Brazilian reporting unit) are consistent with the valuation range determined as per the independent appraisal.

The main hypotheses used by the independent appraiser are the following:

•	a time horizon of nine years,
•	an annual increase of cash-flows of 2,5%, and
•	a discount rate of 15,55%, consistent with Brazilian economy

Back to Contents

h) Revaluation of premises and equipment

Under special circumstances and pursuant to relevant legislation revaluation is permitted under Spanish GAAP. In addition, the premises and equipment of certain foreign companies have been restated pursuant to legislation enacted in their respective countries.

Following Spanish GAAP, the depreciation of these fixed assets is calculated on the restated value. This new valuation is also considered when calculating profits on sale of fixed assets.

The adjustment to net income reflects the reversal of the additional depreciation on the revalued premises and equipment and corrections to profits on sale. The related deferred tax asset is being recorded in income in the years in which the relevant deductions are allowed for income tax purposes. The adjustment to Stockholders’ Equity reflects the reversal of all unamortized revaluation surpluses.

i) Results on transactions with parent company shares and employee and other third party loans

Gains and losses from treasury stock have been reclassified from Net income to Other Stockholders’ Equity for U.S. GAAP purposes. Loans granted to the stockholders, employees and other third parties for the acquisition of the Bank shares have also been recorded as a reduction of Stockholders’ Equity.

j) Pension plan

In 1991, the Group recalculated its actuarial liability for past service by changing certain assumptions. Gains and losses derived from this recalculation were covered with charges to reserves under Spanish GAAP. Under U.S.GAAP the net loss arising from this change in actuarial assumptions should be amortized by the straight-line method, with charges to income, for a period not to exceed the average remaining service period of active employees or the average remaining life expectancy of retired employees.

Prior year’s adjustment to net income relate primarily to the amortization of such gains and losses and the recognition of prepaid income taxes derived from pension plan liabilities. This year’s charge finalizes the amortization as affected employees were retired early (see Note 27.2.l).

The Group (which opted to maintain its pension allowances in-house, in accordance with the applicable regulations) has no significant post-retirement benefit obligations to its employees other than the pension commitments. See Notes 2.j and 27.5.g.

Back to Contents

k) General risk allowance

In past years, the Group recorded allowances amounting to €132,223 thousand to cover non-specific banking risks. Under U.S. GAAP, such allowances are not permitted. Therefore, the allowance was reversed with an adjustment to Stockholders’ Equity.

In 2003, after Bank of Spain authorization, the allowance was released to net income. This year’s net income reconciliation adjustment reverses the release of the allowance.

l) Early retirements

In 2003, 2002 and 2001, the Bank, Banesto and Santander Consumer Finance, S.A. (formerly HBF Banco Financiero, S.A.) offered certain employees the possibility of taking early retirement before the age stipulated in the current collective labor agreement.

The specific allowance for these special termination benefits could be created with charge to reserves, in accordance with Rule 13.13 of Bank of Spain’s Circular 4/1991 and with the authorization from the Bank of Spain. The specific allowance needed is usually registered in December, after having been approved by the Bank of Spain, with charge to reserves and deferred tax assets.

Under U.S. GAAP, the costs incurred for early retirements should be recognized in net income. Also U.S. GAAP requires that the liability and the loss should be recognized when the employee accepts the offer and it can be reasonably estimated.

m) Valuation of derivative instruments

The Group uses derivative financial instruments for trading purposes and to hedge asset and liability exposures. Derivatives accounted for as hedging operations include instruments that meet specific criteria required by Bank of Spain regulations. Derivatives accounted for as trading operations include instruments held for trading purposes and those that do not meet Bank of Spain hedging requirements. A full description of the principles applied by the Group in accounting for derivative financial instruments is disclosed in the Note 2.l. to the financial statements. Spanish GAAP and U.S. GAAP differ in the accounting treatment of these transactions. See Note 27.1 for a summary of the accounting criteria.

In the Group, the use of derivatives for trading purposes is subject to limits clearly defined (at all levels: trader, entity, business segment, country, etc.) and controlled using Value at Risk (VaR) methodology. Derivatives are also used for hedging purposes when a reduction of risk is desired. However risk reduction is not enough to qualify for hedge accounting.

We have procedures in place that ensure that the requirements with respect to the designation as hedge or speculative, transaction documentation, identification of hedged items and hedging instrument, and the assessment and testing of hedge effectiveness are met.

Accordingly, the Group’s policies require to perform an effectiveness test for each hedge position at inception and on a monthly basis. Only if the hedge effectiveness percentage is between 80% - 120% the hedge is considered effective. If the calculated percentage is outside this range the hedge is not considered to be effective and hedge accounting is discontinued (the hedging instrument is accounted for as a speculative derivative).

Additionally, there are differences in designation requirements and hedge accounting between Spanish and U.S. GAAP.  Many hedge accounted transactions existing under Spanish GAAP are reversed for U.S. GAAP purposes and designated as speculative transactions, especially macro hedging transactions and hedging of equity instruments issued by the Bank. For purposes of the U.S. GAAP reconciliation, those transactions are accounted for as speculative transactions.

For all the transactions that are considered as hedging both under Spanish and U.S. GAAP, additional information is collected to adapt to the accounting treatment required. Accordingly, for U.S. GAAP reconciliation purposes, only those transactions which fully comply with SFAS 133 requirements are considered to be hedge transactions.

To calculate the reconciliation item to U.S. GAAP (of €165,130, €226,382 and €104,901 thousands for the period ended 2003, 2002 and 2001, respectively), the following adjustments were made:

•	Some transactions that qualify as hedging relationships under Spanish GAAP are adjusted to speculative accounting under U.S. GAAP. This applies especially to macro-hedge operations that are permitted under Spanish GAAP (under strict procedure requirements) and which cannot be accounted for as hedge operations under U.S.GAAP.
•	For hedging operations under Spanish GAAP that also qualify as such under U.S. GAAP, the adjustments are made accordingly to the hedge accounting to reflect cash flow, fair value or net investment in foreign operation under SFAS 133.
•	The derivative instruments designated as trading operations both under Spanish and U.S. GAAP are adjusted in its valuation to recognize in net income the net unrealized gains (Spanish GAAP doesn’t allow them to be recognized until they are effectively settled).

For more information about derivatives, see Notes 23 and 27.5.H.

n) Sale of preemptive rights on Banesto shares

In 1998 the Bank launched a tender offer to purchase shares of Banesto. To finance that purchase it made a capital increase.

The Bank, with authorization of Bank of Spain, immediately netted the goodwill arising in the purchase from the additional paid-in capital resulting from the capital increase. The authorization of Bank of Spain was conditioned to restore the reserves used if the Bank sells its stake in Banesto.

Under U.S. GAAP this goodwill wasn’t netted. Instead it was amortized with charge to net income by €127 millions a year, until SFAS No. 142 became effective (see Note g) above).

Back to Contents

In November 2002 Banesto made a capital increase which was not subscribed by the Bank. Instead the Bank sold its preemptive rights to the new shareholders, making a profit. Following the agreement with Bank of Spain, the Bank restored reserves by €271,805 thousand that were not included in Net Income.

The 2002 reconciling adjustment to U.S. GAAP recognizes the profit in Net Income.

Spanish and U.S. GAAP profit on the sale of the preemptive rights were different. See in Note g) above for the related goodwill adjustment.

o) Income taxes (SFAS No. 109)

The previous adjustments to net income and Stockholders’ Equity do not include their related effects on corporate income tax, except for the adjustment mentioned in l), which are disclosed under “Cumulative tax effect of adjustments” item on the reconciliation statements.

As described in Note 2.n, under Spanish GAAP, only the timing differences which have a specific reversal period of less than 10 years have been recorded. All other timing differences are deemed to be permanent differences for all purposes.

As a result of application of SFAS No. 109, the Group has recorded deferred tax assets of €24,583, €34,619 and €47,480 thousand in 2003, 2002 and 2001, and deferred tax liabilities of €677,112, €488,360 and €1,322,040 thousand in 2003, 2002 and 2001 arising form valuation of investment securities adjustment in Spanish to U.S. GAAP reconciliation. Additionally, as under Spanish GAAP, a valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized.

A reconciliation of the Group’s effective income tax expense to the Spanish statutory income tax expense has been disclosed in Note 22.

Following is a summary of the deferred tax assets and liabilities that should be recorded under SFAS No. 109, in addition to timing differences recorded under Spanish GAAP:

	Thousands of Euros

	2003		2002

	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities

Tax effect of Spanish to U.S. GAAP reconciliation adjustments:
Legal restatements		28,953	—	20,943
Effect of net unrealized gains on investment securities		597,980	—	456,410
Effect of net unrealized gains on derivative instruments	—	50,179	—	11,007
Other items	24,583		34,619	—

Total	24,583	677,112	34,619	488,360

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

Back to Contents

The accumulated balances of other comprehensive income for the years ended December 31, 2003, 2002 and 2001 were as follows:

Thousands of Euros	Foreign Currency Items	Net Gains (losses) on Derivative Instruments	Unrealized Gains (losses) on Securities	Other Comprehensive Income (loss)

Balance as of December 31, 2000	(86,089)	—	8,584,821	8,498,732
SFAS 133 transition adjustment	—	60,191	—	60,191
Changes in 2001	(1,233,860)	(82,060)	(3,782,968)	(5,098,888)

Balance as of December 31, 2001	(1,319,949)	(21,869)	4,801,853	3,460,035
Changes in 2002	(5,733,884)	(104,837)	(3,273,253)	(9,111,974)

Balance as of December 31, 2002	(7,053,833)	(126,706)	1,528,600	(5,651,939)
Changes in 2003	(182,907)	112,560	1,078,380	1,008,033

Balance as of December 31, 2003	(7,236,740)	(14,146)	2,606,980	(4,643,906)

The main reason for the reduction in year 2002 is the devaluation of Brazilian real and the reduction in unrealized gains on securities due to the market downturn and divestments.

Taxes allocated to each component of other comprehensive income in 2003, 2002 and 2001 were as follows:

	Thousands of Euros

	2003			2002			2001

	Before Tax amount	Tax expense or benefit	Net of tax amount	Before Tax amount	Tax expense or benefit	Net of tax amount	Before Tax amount	Tax expense or benefit	Net of tax amount

Foreign currency translation adjustments	(182,907)	—	(182,907)	(5,733,884)	—	(5,733,884)	(1,233,860)	—	(1,233,860)

Net Gains on Derivatives	173,169	(60,609)	112,560	(161,288)	56,451	(104,837)	(33,645)	11,776	(21,869)

Unrealized gains on securities:
Total holding gains arising during the period	1,799,054	(289,998)	1,509,056	(2,637,391)	288,877	(2,348,514)	(1,957,400)	230,624	(1,726,776)
Less: reclassification adjustment for gains included in net income	(662,578)	231,902	(430,676)	(1,422,676)	497,937	(924,739)	(3,163,373)	1,107,181	(2,056,192)

Net unrealized gains	1,136,476	(58,096)	1,078,380	(4,060,067)	786,814	(3,273,253)	(5,120,773)	1,337,805	(3,782,968)

Other Comprehensive Income (loss)	1,126,738	(118,705)	1,008,033	(9,955,239)	843,265	(9,111,974)	(6,388,278)	1,349,581	(5,038,697)

Foreign currency translation adjustment includes in 2002 the effect of the devaluation of the Brazilian real, and in 2001 the effect of the devaluation of the Argentinean peso. During 2002 the Group reduced significantly its exposure to currency changes throught the payment of dividends from operating entities and the hedging with derivatives products.

Net Gain on Derivatives: 2001 was the first year in which SFAS 133 Accounting for Derivative Instruments and Hedging Activities was effective.

Unrealized gains on securities:

Under U.S. GAAP, the main reason of changes in 2003 was that the Group positioned its investments to benefit from the upturn of stock markets.

In 2002 the Group made some important divestments: 3% of Royal Bank of Scotland, 25.4% of Grupo Financiero Bital, 24.5% of Vallehermoso and 1.5% of Société Générale. The reduction in unrealized gains also comes from the downturn of stock markets. The most important effect on the reduction of positive other comprehensive income comes form our holding in Vodafone which lost 41% of its market value (37% due to stock price and the rest due to the devaluation of the Pound Sterling against Euro).

In 2001, the Other Comprehensive Income was negative due to both the reductions of the unrealized gains on our holding in Vodafone and to some divestments:

•	During the year the Group sold 44% of its holding in Vodafone (Note 9), and the quotation of its shares fell 26% in the year. After this reduction the Group still had a significant unrealized gain in this investment.
•	Also in 2001, the Group made some divestments in Affiliated companies, the most important being the sale of 1.03% of Royal Bank of Scotland (for more information see Note 3).

q) Recent Pronouncements

1.	On January 1, 2003, the Group adopted Statement No. 146 (SFAS 146), "Accounting for Costs Associated with Exit or Disposal Activities", which requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred. Previously generally accepted accounting principles provided for the recognition of such costs at the date of management's commitment to an exit plan. Furthermore, SFAS No. 146 requires that the liability be measured

Back to Contents

at fair value and be adjusted for changes in estimated cash flows. SFAS No. 146 has not materially affected the financial statements.

2.	In 2002, the Group adopted FASB issued Statement No. 147 (SFAS 147) “Acquisitions of Certain Financial Institutions” that, except for transactions between mutual enterprises, requires business combinations between financial institutions be accounted for in accordance with SFAS 141 “ Business Combinations” and SFAS 142 “Goodwill and Other Intangible Assets”. SFAS No. 147 has not materially affected the 2003 and 2002 financial statements.

3.	In December 2002, FASB issued Statement No. 148 (SFAS 148) “Accounting for Stock-Based Compensation”. This Statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, it amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Group did not change its accounting method under Spanish GAAP, and did not change its reconciliation to U.S. GAAP criteria.

4.	In 2003 the Company adopted Statement No. 149 (SFAS149) “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. In summary, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, and amends certain other existing pronouncements. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. It has not materially affected the financial statements.

5.	In 2003, the Group adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. It establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Specifically, this Statement requires an issuer to classify the following instruments as liabilities (or assets in some circumstances):

•	Financial instrument issued in the form of shares that is mandatory redeemable,
•	Financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets,
•	Financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on certain specified criteria.

The implementation of the Statement required reporting the cumulative effect of a change in an accounting principle for financial instruments created before its issuance date and still existing at the beginning of the interim period of adoption. Restatement is not permitted.

FASB Staff Position 150-3 “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150”, defers the effective date of Statement 150 for certain mandatorily redeemable noncontrolling interests that would not have to be classified as liabilities by the subsidiary, under the “only upon liquidation” exception in paragraph 9 of Statement 150, but would be classified as liabilities by the parent in consolidated financial statements. The classification and measurement provisions of Statement 150 are deferred indefinitely pending further Board action.

6.	In November 2002, FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which requires that, for guarantees within the scope of FIN 45 issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. FIN 45 also requires additional disclosures in financial statements for periods ending after December 15, 2002. Provisions of FIN 45 did not have a material effect on the Company's financial position or operating results. Information to be disclosed as a result of adoption of FIN 45 can be found in Note 27.5.M.

7.	In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities – an interpretation of ARB No. 51 (FIN 46). In December 2003, the FASB revised it and issued Interpretation No 46-R Consolidation of Variable Interest Entities. FIN 46-R clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. This interpretation explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It also requires certain disclosures by the primary beneficiary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary. FIN 46 is effective immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date, and effective for the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. As stated in Note 27.1 Spanish GAAP and U.S. GAAP already differ in consolidation procedures. Spanish GAAP already include in its scope of consolidation some of the entities now being included under the U.S. GAAP consolidation scope.

Back to Contents

The mandatory effective dates of FIN 46-R for enterprises with variable interests in variable interest entities created before February 1, 2003, given certain year-end and frequency of reporting assumptions, are basically for periods beginning January 1, 2004 for SPEs and for periods ending December 31, 2004 provided that no interim financial statements reconciled to US GAAP are being filed semi-annually. However, FIN 46-R must be applied to variable interest entities created after February 1, 2003 in the consolidated Financial Statements as of December 31, 2003.

After January 31, and therefore subject to FIN 46-R, the Group created two entities that could be designated variable interest entity: Santander Central Hispano Finance, S.A. (Unipersonal) and Banesto Preferentes, S.A. These entities had issued preference shares that has been classified as long term debt in the Consolidated Financial Statements under U.S. GAAP presentation (see Note 27.4), as these entities were not consolidated under U.S. GAAP. Accordingly, its dividends were considered interest expense. Net income attributable to the Group was not affected.

The Bank is still in process of analyzing the effect, if any, of the application of FIN 46 R to those variable entities created before February 1, 2003. The Bank considers the effective date FIN 46-R for variable interest entities created before February, 1, 2003 as December 31, 2004. To date, the adoption of this pronouncement has not had a material impact on reconciliation to U.S. GAAP.

8.	In December 2003, FASB issued SFAS 132r “Employers’ Disclosures about Pensions and other Post-retirement Benefits”. This revised statement requires in addition to previous disclosures, information about plan assets composition, obligations, cash flows, net periodic benefit cost and expected future benefit payments. See required disclosures in Note 27.5.G.

9.	In December, 2003, AICPA (the American Institute of Certified Public Accountants) issued SOP No. 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer". It is effective for loans acquired in fiscal years beginning after December 15, 2004. It requires acquired loans to be recorded at fair value and prohibits carrying over valuation allowances in the initial accounting for all loans acquired in a transfer that have evidence of deterioration in credit quality since origination, when it is probable that the investor will be unable to collect all contractual cash flows. Certain loans such as mortgage loans held-for-sale, loans carried at fair value, and loans to borrowers under revolving credit agreements and in good standing could be excluded from the scope of this statement.

The yield that may be accreted is limited to the excess of the undiscounted expected cash flows over the investor's initial investment in the loan. The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan's yield over its remaining life. Decreases in expected cash flows are recognized as impairment. Management does not expect that its adoption will have a material impact.

10.	In March, 2004, SEC (the Securities and Exchange Commission) issued proposed rule 33-8397 related to First-Time Application of International Financial Reporting Standards (“IFRS”). This is a proposal to amend Form 20-F to provide a one-time accommodation relating to financial statements prepared under IFRS for foreign private issuers registered with the SEC, which has not published financial statements under IFRS previously. The accommodation would permit eligible foreign private issuers for their first year of reporting under IFRS to file two years rather than three years of statements of income, changes in shareholders' equity and cash flows prepared in accordance with IFRS, with appropriate related disclosure. The accommodation would retain current requirements regarding the reconciliation of financial statement items to U.S. GAAP, but modify the form in which the reconciliations are presented in the first filing that includes IFRS financial statements. In addition, the SEC is proposing to amend Form 20-F to require certain disclosures for all foreign registrants that change their basis of accounting to IFRS. In the future the Santander Group will present its financial information in accordance to IFRS and wiil be subject to the requirements of this proposed rule.

11.	Emerging Issue Task Force issued in July 2003 EITF 03-01 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. The issue is to determine the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under Statement 115 (including individual securities and investments in mutual funds), and investments accounted for under the cost method or the equity method. The application of EITF 03-01 did not have any material impact on the financial statements.

27.3. Significant presentation differences between Spanish and U.S. GAAP

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

Balance Sheet-

a.	Under Spanish GAAP, the investment in medium- and long-term Bank of Spain certificates (see Note 5) was presented under the caption “Goverment Debt Securities” in the balance sheet.

Under U.S. GAAP, these certificates are presented under the caption “Interest-earning deposits in other banks”.

b.	The captions “Due from credit intitutions” and “Loans and credits” (see Notes 6 and 7) include securities purchased under agreements to resell to financial institutions and other customers, respectively.

Back to Contents

Under U.S. GAAP, securities purchased under agreements to resell are presented as a separate item.

c.	Investments in debt securities issued by the Spanish Government, other public and private issuers and investments in equity securities (other than investments in affiliated companies) are presented as separate items in the balance sheet.

Under U.S. GAAP, investments in debt and equity securities (other than investments in affiliated companies) are presented under the caption “Investment securities”. Its value includes the related accrual accounts that under Spanish GAAP are presented in the “Accrual accounts” caption.

d.	Under Spanish GAAP some securities issued and purchased by the Group under regulated specific circumstances are classified as fixed-income securities, while under U.S. GAAP these securities are reported as a reduction of “Long-Term Debt” caption.

e.	Investments in affiliated companies are presented under “Investments in non-Group companies” and “Investments in Group companies” (see Notes 10 and 11).

Under U.S. GAAP, such investments are presented under “Investments in affiliated companies”, and it include the goodwill arisen in the investment.

f.	Assets acquired through foreclosure and waiting disposition, net of the related allowances, are included under “Property and Equipment” in the balance sheet (see Note 13).

Under U.S. GAAP, such assets are presented under “Other assets”.

g.	Refurbishment cost in leased offices needed to start operations is included as “Intangible assets” in Spanish GAAP balance sheet.

Under U.S. GAAP it is considered Leasehold improvements and classified in “Premises and Equipment”.

h.	Preference share issuance expenses are included in “Intangible assets” in Spanish GAAP balance sheet, while in the U.S. GAAP balance sheet they are recorded as a reduction in the amount issued in “Minority interest” or reported as debt issue costs in other assets if the preference shares are recorded as long-term debt.

i.	Treasury stock and prior years’ losses in consolidated companies are presented as separate asset items in the balance sheet. The interim dividends are presented under the "Other Assets" caption.

Under U.S. GAAP, such items are reported as reductions of “Stockholders’ Equity”.

j.	The “Total other assets” caption on the asset side of the U.S. GAAP balance sheet includes the followings Spanish GAAP captions: “Intangible assets”, “Goodwill in consolidation” (excluding goodwill from equity method accounted investments), “Other assets” and “Accrual accounts”.

k.	Deposits from credit institutions (see Note 14) and from customers (see Note 15), both including securities sold under agreements to repurchase and other short-term borrowings, are presented as separate items in the balance sheet.

Under U.S. GAAP, such funds are presented under “Deposits” classified by nature, except securities sold under agreements to repurchase and other short-term borrowings, which are presented under the caption “Short term debt”.

l.	The captions “Marketable debt securities” and “Subordinated debt” disclosed in the balance sheet under Spanish GAAP are presented under the caption “Long term debt” under U.S. GAAP, except the item “Promissory Notes” which is included under the “Short term debt” caption.

m.	The following captions in the liability side in the Spanish GAAP balance sheet are presented under the caption “Total other liabilities” in the U.S. GAAP balance sheet: “Other liabilities”, “Accrual accounts”, “Provision for contingencies and expenses” and “General risk allowance”. Net income attributed to minority interest is included in the caption “Minority interest” under U.S. GAAP.

n.	The following captions in the Spanish GAAP balance sheet are presented under the item “Retained earnings and other reserves” in the U.S. GAAP balance sheet: “Consolidated net income for the year”, “Additional paid-in surplus”, “Reserves”, “Revaluation reserves” and “Reserves at consolidated companies”.

o.	The caption “Pension allowance” in the U.S. GAAP balance sheet is reported net of the amounts of pension commitments covered by contracts taken out with insurance companies; these amounts are presented in the Spanish GAAP balance sheet under the caption “Other Assets”.

Back to Contents

Statement of Income-

a.	The breakdown of interest income and interest expense under Spanish and U.S. GAAP is determined by the classification of the assets and liabilities that generate such income and expenses. However, net interest income under Spanish GAAP includes dividends from common stocks and affiliated companies and the interest cost assigned to the pension plan, which are classified as a part of “Gains (losses) from investment securities”, “Gains (losses) from affiliated companies” and “Salaries and employee benefits” in the U.S. GAAP statement of income, respectively.

b.	Commissions and fees received and paid by the Group are presented as separate items in the statement of income for Spanish GAAP purposes.

Under U.S. GAAP, such commissions and fees are presented net and detailed by activity.

c.	“Net Gains on financial transactions” includes results from investment securities and results from foreign exchange and derivatives.

Under U.S. GAAP, such gains and losses are disclosed separately under “Gains (losses) from investment securities” and “Gains (losses) from foreign exchange and derivatives and other, net”.

d.	“Other operating income” and “Other operating expenses” items are included as amounts under “Other expenses” in the U.S. GAAP statements of income.

e.	Occupancy and maintenance expenses of premises and equipment are included under the caption “Other administrative expenses”.

Under U.S. GAAP, such expenses are included as a part of “Occupancy expenses of premises, depreciation and maintenance, net”.

f.	Amortization of intangible assets is included as a part of “Depreciation, amortization and write-down of premises and equipment and intangible assets”.

Under U.S. GAAP, such amortization is included under “Other expenses”.

g.	The following Spanish GAAP captions relating to operations with affiliated companies “Net income from companies carried by the equity method”, “Gains on Group transactions” and “Losses on Group transactions” are included under “Gains (losses) from affiliated companies’ securities” in the U.S. GAAP statement of income, except the results of transactions involving controlling company shares which are included under the “Other income” caption.

h.	U.S. GAAP description of Extraordinary Income is more restrictive than the Spanish GAAP description (non-banking results). For this reason “Extraordinary income” and “Extraordinary Loss” in the Spanish GAAP captions are presented under the “Other income” and “Other expenses” captions, respectively, for U.S. GAAP purposes.

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

In addition to the presentation differences explained above, these financial statements do not consolidate two entities that could be designated variable interest entities under FIN 46-R. As a result, two issuances of preference shares were classified as long term debt (of €581,144 thousand), and its share of net income considered as interest expense (€3,144 thousand). See Notes 27.2.q.7 and 27.5.k.

Back to Contents

CONSOLIDATED BALANCE SHEET	Thousands of Euros

	2003	2002

ASSETS
Cash and due from banks	10,507,254	9,284,682
Interest earning deposits in other banks	14,627,776	15,899,489
Securities purchased under agreements to resell	24,303,361	24,424,227
Trading portfolio	16,368,337	14,257,524
Ordinary investment portfolio	59,286,023	39,391,401
Held to maturity portfolio	9,787,273	11,015,122

Investment securities (1)	85,441,633	64,664,047
Loans and leases, net of unearned income	174,618,476	164,754,652
Less-Allowance for loan losses	(5,116,683)	(4,957,263)

Net Loans and leases	169,501,793	159,797,389
Premises and equipment, net	3,670,227	4,140,560
Investment in affiliated companies	6,653,788	6,883,702
Intangible assets	471,792	643,048
Goodwill in consolidation	6,065,632	8,970,164
Accrual accounts	6,893,037	6,328,487
Others	15,008,214	14,779,612

Total other assets	29,758,267	31,705,882

Total assets	343,144,507	315,815,407

LIABILITIES
Deposits
Non-interest deposits	3,463,179	6,383,086
Interest bearing:
Demand deposits	52,638,099	44,970,013
Savings deposits	23,987,739	22,703,465
Time deposits	80,657,921	84,299,803
Certificates of deposit	5,627,781	6,848,740

Total deposits	166,374,719	165,205,107
Short-term debt (Note 27.5.f)	85,594,313	66,263,102
Long-term debt (Detailed in Exhibits V and VI)	40,607,380	32,912,340
Taxes payable	872,411	627,848
Accounts payable	1,907,084	2,759,090
Accrual accounts	7,453,016	6,969,763
Pension allowance	6,413,511	6,351,702
Other Provisions	3,792,529	5,008,669
Others	5,583,498	4,900,550

Total other liabilities	26,022,049	26,617,622

Total liabilities	318,017,317	290,998,171

Minority interest	5,477,056	6,575,173

STOCKHOLDERS' EQUITY
Capital stock	2,384,201	2,384,201
Additional paid-in capital	8,720,722	8,979,735
Other additional capital	(749,257)	(742,528)
Retained earnings	8,121,665	7,820,567
Other reserves	591,659	(199,912)

Total stockholders' equity	19,068,990	18,242,063

Total liabilities and Stockholders' equity	343,144,507	315,815,407

(1) As of December 31, 2003 and 2002, the investment securities pledged to retain commitments amounted to €267 million and €600 million, respectively.

Back to Contents

CONSOLIDATED STATEMENTS OF INCOME

	Thousands of Euros

	2003	2002	2001

Interest income:
Interest and fees on loans and leases	10,226,616	12,811,590	16,045,214
Interest on deposits in other banks	2,231,800	2,953,679	3,677,623
Interest on securities purchased under agreements to resell	897,878	872,090	1,076,485
Interest on investment securities	4,068,606	6,305,222	7,601,000

Total interest income	17,424,900	22,942,581	28,400,322

Interest expenses:
Interest on deposits	(5,630,143)	(8,461,857)	(10,662,405)
Interest on short-term borrowings	(2,291,783)	(2,933,646)	(4,512,802)
Interest on long-term debt	(1,214,102)	(1,833,141)	(2,519,262)

Total interest expense	(9,136,028)	(13,228,644)	(17,694,469)

Net interest income	8,288,872	9,713,937	10,705,853

Provision for credit losses	(1,495,687)	(1,648,192)	(1,586,017)

Net interest income after provision for credit losses	6,793,185	8,065,745	9,119,836

Non-interest income:
Commissions and fees from fiduciary activities	1,296,987	1,282,536	1,551,747
Commissions and fees from securities activities, net	585,004	557,699	598,596
Fees and commissions from insurance activities	350,721	257,096	229,965
Other fees and commissions, net	1,937,850	2,191,953	2,241,427

Gains (losses) from:
Affiliated companies' securities	1,333,647	1,305,408	1,696,092
Investment securities	1,197,904	(499,884)	2,047,378
Foreign exchange, derivatives and other, net	174,704	847,805	560,510
Other income	761,434	1,078,905	882,257
Total non-interest income	7,638,251	7,021,518	9,807,972

Non-interest expense:
Salaries and employee benefits	(4,481,371)	(5,202,701)	(5,859,543)
Occupancy expense of premises, depreciation and maintenance, net	(939,611)	(1,102,812)	(1,231,426)
General and administrative expenses	(1,977,996)	(2,301,780)	(2,561,742)
Amortization of goodwill	(2,241,688)	(1,358,616)	(1,872,952)
Net provisions for specific allowances (1)	54,960	(451,840)	(2,192,684)
Other expenses	(747,434)	(1,160,765)	(972,156)
Total non-interest expense	(10,333,140)	(11,578,514)	(14,690,503)

Income before income taxes and minority interest	4,098,296	3,508,749	4,237,305

Income tax expense	(869,434)	(723,109)	(910,396)
Net income attributed to minority interest	618,862	538,463	840,606

NET INCOME	2,610,819	2,247,177	2,486,303

(1)	Net provisions for specific allowances include in 2001 the €1,244 million provision made to create the allowance for the Argentinean crisis (see Note 1 – Argentina).

Back to Contents

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (NOTES 1, 20 AND 21)

	Thousand of shares

NUMBER OF REGISTERED SHARES	2003	2002	2001

Balance at beginning of the year	4,768,402	4,659,362	4,560,236

Capital increases for:
Young Executives Incentives Plan (February 2001)	—	—	1,300
Placement among institutional investors (December 2001)	—	—	97,826
For acquisition of shares of AKB (May 2002, Note 3)	—	109,040	—

Balance at end of the year	4,768,402	4,768,402	4,659,362

Par value per share at year-end (Euro) :	0.50	0.50	0.50

CHANGES IN STOCKHOLDERS’ EQUITY

	Thousands of Euros

	2003	2002	2001

Capital stock

Balance at beginning of the year	2,384,201	2,329,681	2,280,118

Capital increases:
Young Executives Incentives Plan (February 2001)	—	—	650
Placement among institutional investors (December (2001)	—	—	48,913
For acquisition of shares of AKB (May 2002, Notes 3 and 20)	—	54,520	—

Balance at year-end	2,384,201	2,384,201	2,329,681

Retained earnings and other reserves

Balance at beginning of the year	15,857,862	17,442,823	15,860,474

Net income for the year	2,610,819	2,247,177	2,486,303
Net charge for early retirement of:
Bank employees	(259,014)	(705,845)	(270,732)
Banesto employees	(65,882)	(127,760)	(173,272)
Santander Consumer Finance, S.A employees	(2,446)	(6,318)	(5,776)
Dividends paid	(1,386,928)	(1,371,864)	(1,028,070)
Decrease/ (increase) in Treasury stock	4,591	6,632	34,684
Paid-in surplus and Early recording of voluntary reserves from capital increases	—	1,045,480	864,985
Sale of preemptive rights on Banesto shares (Notes 3 and 21) (**)	—	271,805	—
Other variations, net (*)	(74,213)	(2,944,268)	(325,773)

Balance at year-end	16,684,789	15,857,862	17,442,823

Stockholders’ Equity balance at year-end	19,068,990	18,242,063	19,772,504

(*) Includes negative exchange differences in 2003, 2002 and 2001 of €8,584; €2,666,942, and €527,310 respectively. Exchange differences of year 2002 are related to the devaluation on Brazilian Real and those of 2001 to the devaluation on Argentinean Peso.
(**) Under U.S. GAAP this figure is recorded as an additional income instead of additional reserves, the effect in Stockholders’ equity is nil (see reconciliation in Note 27.2).

Back to Contents

27.5. Additional disclosures required by U.S. GAAP

A)     STATEMENT OF CASH FLOWS

The following consolidated statements of cash flows are presented in accordance with SFAS No. 95:

		Thousands of Euros

		2003	2002	2001

Cash Flows from Operating Activities (a):
Net income in accordance with U.S. GAAP		2,264,332	2,286,959	2,176,710
Adjustments to reconcile net income to net cash provided by operating activities:
•	Amortization and depreciation	648,580	770,697	967,408
•	Goodwill impairment / amortization	2,259,478	795,842	1,756,626
•	Provision for credit losses	1,529,669	2,168,754	1,735,428
•	Provision to special allowances, net	1,011,808	2,285,593	3,128,930
•	Gains on sales of premises and equipment	(228,923)	(319,901)	(15,457)
•	Write downs and gains on sale of investment securities and affiliated companies’ securities	(1,468,999)	(686,016)	(2,832,147)
•	Net increase in trading and hedging instruments	(167,319)	(211,428)	(104,901)
•	Minority interests	613,775	508,928	841,868
•	Net increase (decrease) in interest receivable and payable and other accrued income and expense	(99,487)	270,877	(303,277)
•	Decrease in taxes payable	829,946	(1,381,051)	(371,885)

Net cash provided by operating activities		7,192,860	6,489,254	6,979,303

Cash Flows from Investing Activities:
•	Net decrease (increase) in deposits in other banks	1,271,713	5,135,399	(675,640)
•	Net increase in securities purchased under agreements to resell	120,866	(5,203,024)	(4,220,494)
•	Purchase of investment securities	(194,470,339)	(195,554,571)	(88,282,254)
•	Proceeds from sales of investment securities	183,178,290	196,494,135	94,475,387
•	Net increase in loans and leases	(22,111,793)	(3,491,753)	(7,839,693)
•	Purchase of premises and equipment	(871,378)	(1,501,955)	(2,109,366)
•	Proceeds from sales of premises and equipment	809,621	1,859,480	1,827,705
•	Purchase of affiliated companies’ securities	(1,230,012)	(887,847)	(671,619)
•	Proceeds from sales of affiliated companies’ securities	1,144,409	322,080	414,110
•	Purchase of Group companies, net of cash equivalents acquired	(1,453,292)	(2,475,357)	(1,481,098)
•	Proceeds from sales of Group companies’ securities	866,538	965,500	—
•	Other investing activities	(1,078,702)	5,979,894	(747,129)

Net cash used in investing activities		(33,824,079)	1,641,981	(9,310,091)

Cash Flows from Financing Activities:
•	Net increase (decrease) in non-interest deposits	(2,893,663)	(889,920)	(1,361,635)
•	Net increase (decrease) in demand deposits	8,691,583	320,886	8,757,462
•	Net increase (decrease) in saving deposits	1,756,657	978,968	(502,861)
•	Net increase (decrease) in time deposits	(3,760,614)	8,788,079	(17,005,686)
•	Net increase (decrease) in short term borrowings	19,331,211	(14,998,834)	14,654,898
•	Proceeds from issuance of long-term debt	14,108,122	7,795,723	23,548,280
•	Repayment of long term debt	(4,817,313)	(5,053,603)	(20,179,799)
•	Proceeds from issuance of common stock	—	1,100,000	902,977
•	Redemption of preference shares	(1,151,246)	(890,220)	—
•	Dividends paid	(1,386,928)	(1,371,864)	(1,329,552)
•	Other financing activities	(2,181,034)	(9,116,220)	(3,768,613)

Net cash provided by financing activities		27,696,775	(13,337,005)	3,715,471

Effect of exchange rate changes on cash and cash equivalents		(157,016)	688,746	—
Net increase in cash and cash equivalents		1,222,572	(5,894,516)	1,384,684
Cash and Cash equivalents at beginning of the Year (b)		9,284,628	15,179,198	13,794,514

Cash and Cash Equivalent at End of the Year		10,507,254	9,284,682	15,179,198

(a) Interest and income taxes paid by the Group during 2003, 2002 and 2001 were as follows (thousand Euro):

Interest paid		23,458,109	23,458,109	19,533,585
Income Taxes paid		(795,278)	1,477,723	381,513

(b) Cash and cash equivalents consist of cash and due from banks

Back to Contents

This statement of Cash Flow was made taking into consideration the deconsolidation of two entities created after January 31, 2003, that could be designated variable interest entities as per FIN 46-R (see Note 27.2.q.7)

The most important non-cash transactions made by the Group during 2003 were the transfer of loans to assets acquired through foreclosure amounting €256,979 thousand.

In 2002 the Group made one important non-cash transaction: the acquisition of the AKB Group through the issuance of 109,040,444 shares. The transaction was valued €1,100,000 thousand and is fully described in Note 3.

The assets acquired through foreclosure during the 2002 amounted to €174,720 thousand.

The most important non-cash transactions made by the Group during 2001 were the transfer of loans to assets acquired through foreclosure amounting €338,370 thousand.

B) EARNINGS PER SHARE

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

Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to the potential dilution that could occur if securities or other contract to issue common stock (including stock options) were exercised or converted into common stock and then shared in the earnings of the entity.

In August and September 1998, the Group issued 6.4 million convertible subordinated bonds (Note 18 and Exhibit VI) with a unitary face value of 50 Euro and which pay annual interest of 2.0%. These bonds were convertible into Banco Santander Central Hispano ordinary shares at a conversion rate of approximately 3.02 shares for every bond. These convertible subordinated bonds were redeemed in September 2003. The dilution effect of these bonds was considered in previous year’s EPS calculations.

At December 31, 2003, the stock options plans to employees could result in the issuance of 25,739,966 shares, as it is explained in Note 25 and 27.5.l. The effect of these stock options plans is included in EPS calculation.

This EPS calculation was made taking into consideration the deconsolidation of two entities that could be designated variable interest entities as per FIN 46-R (see Note 27.2.q.7)

Back to Contents

The computation of basic and diluted EPS for the years ended December 31 is presented in the following table.

	Thousands of Euros except per share data

	2003	2002	2001

NUMERATOR FOR BASIC AND DILUTED CALCULATION:

Spanish GAAP
Net consolidated income for the year	3,232,006	2,785,640	3,326,909
Less: preferred stock dividends	(314,461)	(400,665)	(500,258)
Less: net income attributed to minority interest	(306,726)	(137,798)	(340,348)

Net income for basic calculation	2,610,819	2,247,177	2,486,303
Plus: interest of convertible bonds	3,130	4,173	4,434

Net income for diluted calculation	2,613,949	2,251,350	2,490,737

U.S. GAAP
Net income for basic calculation	2,264,332	2,286,959	2,176,711

Plus: interest of convertible bonds	3,130	4,173	4,434

Income for diluted calculation	2,267,462	2,291,132	2,181,145

DENOMINATOR FOR BASIC AND DILUTED CALCULATION:

Basic calculation weighted-average shares	4,768,402,943	4,728,371,657	4,564,546,038
Plus: effect of convertible bonds	19,419,238	19,419,238	18,388,400
Plus effect of stock options plans	2,185,509	2,170,435	5,599,891

Weighted-average shares for diluted calculation	4,790,007,690	4,749,961,330	4,589,534,329

EARNINGS PER SHARE RATIOS:

Spanish GAAP (Euro per share)
Basic earnings per share	0.55	0.48	0.54
Diluted earnings per share	0.55	0.47	0.54

U.S. GAAP (Euro per share)
Basic earnings per share	0.47	0.48	0.48
Diluted earnings per share	0.47	0.48	0.48

Back to Contents

C) INVESTMENT SECURITIES

The following table reflects the book and fair value of the investment securities portfolio by accounting categories exclusive of the allocation of Security Price Fluctuation Allowance or the allowance for credit losses:

	Thousands of Euros

	2003		2002
Investment Securities Classified by type of portfolio
	Book	Fair	Book	Fair
	Value (2)	Value (1)	Value (2)	Value (1)

Debt securities:
Trading portfolio	13,947,473	13,947,473	12,941,444	12,941,444
Available for sale portfolio	51,642,765	52,214,605	32,840,729	33,456,476
Held to maturity portfolio	9,787,273	10,046,584	11,015,122	11,435,736

	75,377,511	76,208,662	56,797,295	57,833,656
Equity securities:
Trading portfolio	2,420,864	2,420,864	1,316,080	1,316,080
Available for sale portfolio	7,643,258	9,163,221	6,550,672	7,050,776

	10,064,122	11,584,085	7,866,752	8,366,856

	85,441,633	87,792,747	64,664,047	66,200,512

(1)	Fair values are determined based on year-end quoted market prices for listed securities and on management’s estimate for unlisted securities.
(2)	Carrying values do not match with information of Note 5 “Government Debt Securities” and Note 8 “Debentures and Other Fixed-income Securities”. The difference is explained in Note 27.3 (the inclusion of accrual accounts in the carrying value and the classification of some securities as a reduction of Long-Term Debt caption). This is a presetation difference.

The difference between the fair value and book value reflects the unrealized gains net of the Security Price Fluctuation Allowance recorded following Spanish GAAP valuation criteria. Following U.S. GAAP valuation criteria, book value of the available for sale portfolio would be marked to market. This is a valuation difference.

Back to Contents

The following table is a breakdown of the Group's Investment Securities caption of the U.S. formatted Balance Sheet presented in Note 27.4:

	Thousands of Euros

INVESTMENT SECURITIES	2003		2002 (1)

	Book Value	Fair Value	Book Value	Fair Value
Debt securities:
Debt Securities:
Spain:
Spanish Government	31,120,749	31,433,498	24,989,812	25,890,588
Other Spanish public authorities	275,146	276,513	216,012	220,808
Other domestic issuers	5,327,211	5,336,625	2,802,959	2,823,521

	36,723,106	37,046,936	28,008,783	28,934,917
United States:
US Treasury and other US Government agencies	1,140,134	1,177,436	596,589	596,586
States and political subdivisions	98,305	103,067	2,145,256	2,197,103
Other securities	696,328	691,751	781,884	788,964
Other:
Securities of other foreign Governments	26,540,609	26,786,958	19,896,934	19,641,932
Other debt securities outside Spain	10,426,689	10,402,514	5,701,854	5,674,154

	38,902,065	39,161,726	29,122,517	28,898,739

	75,625,171	76,208,662	57,131,300	57,833,656
Less-Allowance for credit losses	(185,978)	—	(135,552)	—
Less-Security price fluctuation allowance	(61,682)	—	(198,453)	—
	75,377,511	76,208,662	56,797,295	57,833,656
Equity securities:
Spain	4,443,093	5,812,536	3,576,578	3,536,192
International
United States	346,003	332,183	57,359	31,598
Other	5,275,026	5,439,366	4,232,815	4,799,066

	10,064,122	11,584,085	7,866,752	8,366,856

	85,441,633	87,792,747	64,664,047	66,200,512

(1) At December 31, 2002, gross pretax unrealized gains and losses on fixed and equity securities totaled €1,069.8 billion and €569.7 billion, respectively. See below for the equivalent 2003 data.

Back to Contents

The following table shows a disclosure of the book value, gross unrealized gains and losses, and fair value of fixed maturity securities and equity securities for 2003:

	2003

(Thousand of euros)	Book Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Fixed Maturity Securities available-for-sale Debt Securities:
United States
U.S Treasury and other US Government agencies	499,769	—	3,627	496,142
States and Political subdivisions	23,925	169	3	24,091
Mortgage-backed securities	352,741	—	6,430	346,311
Corporate debt securities	18,261	22	—	18,283
Other Securities	208,542	1,831	—	210,373
Other countries
Spanish Government	20,834,664	131,648	10,659	20,955,653
Other Spanish Public authorities	247,970	1,311	66	249,215
Securities of other foreign Governments	16,299,345	228,298	921	16,526,722

Other Corporate debt securities	2,504,114	3,117	22,971	2,484,260
Other Mortgage-backed securities	7,642,881	8,475	48	7,651,308
Other debt securities	3,258,213	10,991	16,957	3,252,247

	51,890,425	385,862	61,682	52,214,605
Less – Allowance for credit losses	(185,978)	—	(185,978)	—
Less – Security price fluctuation allowance	(61,682)	—	(61,682)	—

	51,642,765	385,862	(185,978)	52,214,605
Fixed maturity securities held to maturity Debt Securities

United States
U.S Treasury and other US Government agencies	640,365	40,942	13	681,294
States and Political subdivisions	56,301	4,596	—	60,897
Mortgage-backed securities	11,876	—	—	11,876
Corporate debt securities	—	—	—	—
Other Securities	—	—	—	—
Other countries
Spanish Government	5,870,864	192,060	—	6,062,924
Other Spanish Public authorities	13,678	122	—	13,800
Securities of other foreign Governments	2,856,839	18,972	—	2,875,811

Other Corporate debt securities	2,847	—	—	2,847
Other Mortgage-backed securities	44,869	1,992	—	46,861
Other debt securities	289,634	642	2	290,274

	9,787,723	259,326	15	10,046,584
Available for sale equity securities

Spanish Securities	2,701,235	1,693,023	323,580	4,070,678
International Securities	4,942,023	775,701	625,181	5,092,543
Of which United States	29,061	—	13,820	15,241
	7,643,258	2,468,724	948,761	9,163,221

Back to Contents

An analysis of the book value of investments, exclusive of valuation reserves, by contractual maturity and fair value of the debt securities portfolio is shown below:

	Thousands of Euros

INVESTMENT SECURITIES	2003			2002
Classification by maturity
	Yield	Book Value	Fair Value	Yield	Book Value	Fair Value

Debt securities:
Due in one year or less	4.33%	28,137,531	28,354,628	6.83%	13,165,244	13,327,094
Due after one year through five years	5.50%	26,099,919	26,301,295	7.22%	32,323,421	32,720,796
Due after five years through ten years	5.15%	11,793,574	11,884,568	5.17%	6,386,709	6,465,225
Due after ten years	5.93%	9,594,147	9,668,171	11.42%	5,255,926	5,320,541

	5.06%	75,625,171	76,208,662	7.29%	57,131,300	57,833,656

     Gross gains of € 6,033,318, €6,152,621 and €6,856,821 thousand and gross losses of €4,835,414, €6,582,568 and €4,819,288 thousand have been realized during 2003, 2002 and 2001 on:

(i)	the sales of trading and available for sale investment securities and
(ii)	the revaluation at year-end of securities included in the trading portfolio, which are included, net, under “Gains (losses) from Investment Securities” in the consolidated statement of income.

The following table includes the detail of the available for sale and held to maturity portfolios:

	Thousands of Euros

AVAILABLE FOR SALE	2003
AND HELD TO MATURITY
Classification by maturity	Yield	Book Value	Fair Value

Debt securities:
Due in one year or less	4.29%	21,768,625	21,985,722
Due after one year through five years	5.23%	20,887,249	21,088,625
Due after five years through ten years	4.92%	10,118,272	10,209,266
Due after ten years	5.94%	8,903,552	8,977,576

	4.95%	61,677,698	62,261,189

The details of the trading portfolio by type of security are set out below:

TRADING PORTFOLIO (U.S. GAAP presentation) Thousands of Euros	2003

Trading Portfolio Debt Securities:	Book Value

United States:
U.S. Treasury and other U.S. Government agencies	—
States and Political subdivisions	18,079
Mortgage-backed securities	108
Corporate debt securities	27,737
Other Securities	77,064
Other countries:
Spanish Government	4,415,221
Other Spanish Public authorities	13,498
Securities of other foreign Governments	7,384,425

Other Corporate debt securities	58,068
Other Mortgage-backed securities	36,659
Other debt securities	1,916,614

Total debt securities	13,947,473
Trading Equity Securities

Spanish Securities	1,741,858
International Securities	679,006
Of which United States	316,942

Total equity securities	2,420,864

Back to Contents

The following table includes the detail of the trading portfolios:

	Thousands of Euros

TRADING PORTFOLIO	2003
Classification by maturity
	Yield	Book Value	Fair Value

Debt securities:
Due in one year or less	4.45%	6,368,906	6,368,906
Due after one year through five years	6.59%	5,212,670	5,212,670
Due after five years through ten years	6.54%	1,675,302	1,675,302
Due after ten years	5.84%	690,595	690,595

	5.57%	13,947,473	13,947,473

D) Allowance for loan losses

The balances of the recorded investment in impaired loans and of the related valuation allowance as of December 31, 2003, 2002 and 2001 is as follows:

	Thousands of Euros

	2003	2002	2001

Impaired loans requiring no reserve	1,293,219	1,055,809	1,413,340
Impaired loans requiring valuation allowance	2,648,260	2,970,725	2,737,304

Total impaired loans	3,941,479	4,026,534	4,150,644

Valuation allowance on impaired loans	2,648,260	2,970,725	2,737,304

Spanish GAAP doesn’t require classifying the entire loan as non-performing, but only the amount unpaid. For this reason, the total allowance exceeds the amount of non-performing loans.

The roll-forward of allowances is shown in Note 7 under Spanish GAAP. The reconciliation item to U.S. GAAP is in Note 27.2.c.

Non-performing loans are carried out by the cash basis method. An estimate of the effect of non-performing loans – net of charge-off – on interest revenue is presented in the following table:

	Thousands of Euros

	2003	2002	2001

Interest revenue that would have been recorded if accrued	248,167	343,943	489,220
Net interest revenue recorded:
Related to current year	80,371	118,771	138,269
Related to prior years	92,045	75,863	55,864

Positive (negative) impact of non-performing loans on interest revenue	(75,751)	(149,309)	(295,087)

Interest that would have been recorded if accrued represents €43,909, €55,611 and €52,900 thousand from borrowers in Spain and €204,258, €288,332 and €436,320 thousand from borrowers outside Spain in 2003, 2002 and 2001, respectively.

For the twelve months ended December 31, 2003, 2002 and 2001, the average recorded investments in impaired loans were €965,031, €1,037,525 and €867,211 thousand from borrowers in Spain, and €2,553,229, €3,003,459 and €3,553,096 thousand from borrowers outside Spain, for a total recorded investment in impaired loans of €3,518,260, €4,040,984 and €3,639,807, respectively.

Back to Contents

E)	Investments in affiliated companies

A summary of significant investments in affiliated companies, together with percentage of ownership and relevant financial information is shown in Exhibit II. Aggregated summarized financial information with respect to significant affiliated companies for the year ended December 31, 2003 and as of such date is presented below:

	Thousands of Euros

Percentage of ownership:	50 % or more		Between 20% and 50%

Key information	Insurance Companies	Others	All sectors

Net revenues	139.524	83.733	7.969.650
Net income	71.655	18.801	1.131.410
Stockholders’ Equity	505.066	245.381	7.520.644
Non-current assets	9.395.115	3.046.018	18.953.016
Non-current liabilities	9.535.247	2.816.172	13.339.781
Net working capital	645.198	15.535	1.907.409

F)	Short term borrowings

Following is an analysis of the components of the “Short-term borrowings” caption for 2003 and 2002:

	2003		2002

Thousands of Euros	Amount	Average Rate	Amount	Average Rate

Securities sold under agreements to repurchase:
At December 31	69,992,000	2.85%	55,466,162	4.37%
Average during year	64,299,341	3.13%	53,758,288	4.68%
Maximum month-end balance	72,291,382		59,845,176
Other short-term borrowings:
At December 31	15,602,313	1.78%	10,796,940	2.11%
Average during year	13,758,824	2.04%	17,049,689	2.46%
Maximum month-end balance	15,745,228		28,359,117

Total short-term borrowings at year-end	85,594,313	2.66%	66,263,102	4.00%

This short-term indebtedness is denominated in different currencies, mostly Euro, US$ and Latin-American currencies. Interest rates of these currencies have not followed the same trend.

G)	Pension liabilities

Spanish GAAP pension allowance includes some liabilities that under U.S. GAAP are presented separately. This different balance sheet classification does not generate a net income or stockholders’ equity variation.

Spanish GAAP “Total Accrued Commitments” differ from its U.S. GAAP equivalent “Projected Benefit Obligation” (“PBO”) (as defined according to SFAS 87) because it includes other commitments such as those arising from employees early retired or annuity contracts. Spanish GAAP “Plan assets” also include annuity contracts which are not permitted to be included in SFAS 87 calculations. Total Accrued Commitments should be funded both under Spanish or U.S. GAAP, and the only difference is the classification as one liability under Spanish GAAP and various liabilities under U.S. GAAP.

The information herein included is presented to fulfill SFAS 132 disclosure requirements. See Note 2.j to find the total commitment obligations under Spanish GAAP classification and how they are funded.

The need for pension liabilities arises because certain personnel employed in Spain are entitled to pension benefits, in addition to the Social Security pension provided by the State. The benefits under the plans are based primarily on years of service and a final payment formula.

Back to Contents

Benefits for retired employees are subject to annual adjustments (see Note 2.j). Nonconsolidated insurance companies administer most of the plans. The funding policy of the plan is consistent with the requirements in Spain.

Under SFAS No. 87, the actuarial assumptions considered in 2003, 2002 and 2001 for U.S. GAAP disclosure purposes are the following:

	2003	2002	2001

Discount rate	4%	4%	4%
Life expectancy table	GRM/F95	GRM/F95	GRM/F95
Salary increase rate	2.5%	2.5%	2.5%
Inflation rate	1.5%	1.5%	1.5%
Rate of increase in Social Security contribution ceilings	1.5%	1.5%	1.5%
Rate of increase in overall maximum Social Security benefits	1.5%	1.5%	1.5%

Following is a disclosure of the aggregate amount of the estimated funded status for U.S. GAAP purposes of the plans of the Bank and the Banesto Group as of December 31, 2003, 2002 and 2001 as required by SFAS 132.

Thousands of Euros	2003	2002	2001

CHANGE IN BENEFIT OBLIGATION
Accumulated benefit obligation (ABO) at the beginning of the year	5,316,961	5,124,126	5,005,879
Interest cost	212,679	204,966	200,236
Service cost	35,523	37,618	38,754
Benefits paid	257,570	232,633	191,384
Curtailments	(68,284)	(108,955)	—
Actuarial (gains) losses	(73,526)	291,839	70,641

ABO at year-end (1)	5,165,783	5,316,961	5,124,126

Projected benefit obligation (PBO) at the beginning of the year	5,699,598	5,555,432	5,481,189
Interest cost	227,240	217,632	218,648
Service cost	43,842	48,757	62,383
Benefits paid	257,570	232,633	191,384
Curtailments	(198,586)	(136,391)	2,813
Actuarial (gains) losses	(13,069)	246,802	(18,217)

PBO for service rendered to date at year-end	5,501,455	5,699,599	5,555,432

CHANGE IN PLAN ASSETS
Plan assets at fair value at the beginning of the year	3,017,390	2,441,549	2,288,860
Benefits paid	213,672	168,265	150,672
Company contribution (4)	186,889	423,564	94,405
Return on Plan assets	192,569	320,542	208,956

Plan assets at fair value at year-end (2)	3,183,176	3,017,390	2,441,549

FUNDED STATUS
Benefit obligation in excess of plan assets (3)	2,318,279	2,682,208	3,113,883

(1)	Substantially all accumulated benefit obligations are vested.
(2)	This amount is recorded in nonconsolidated insurance subsidiaries (see Note 2.j) based on contracts which cannot be considered as annuity contracts.
(3)	As it’s described in Note 2.j the Group keeps an adequate funding which covers the total accrued commitments. Spanish GAAP “Total Accrued Commitments” differs from its U.S. GAAP equivalent “Projected Benefit Obligation” (“PBO”) (as defined according to SFAS 87) because the former includes other commitments such as those arising from employees early retired or annuity contracts which are not included in the “PBO” (as defined by SFAS 87); in the same manner, Spanish GAAP “Plan assets” also include annuity contracts which are not included in “Plan assets” as calculated under SFAS 87. Accordingly, total Accrued Commitments are funded both under Spanish and U.S. GAAP, and the only difference is the balance sheet classification. Hence, there’s no need of an additional liability as of December 31, 2003, 2002 and 2001.
(4)	Expected Contributions for 2004 are similar in amount to 2003 contribution of €186,889 thousands.

Back to Contents

The following table shows the differences between the Total Accrued Commitments registered by Spanish companies and the Projected Benefit Obligation (PBO) under U.S. GAAP of the plans of the Bank and the Banesto Group as of December 31, 2003, 2002 and 2001.

Thousands of Euro	2003	2002	2001

Total Accrued Commitments (Note 2.j)	9,995,615	9,975,207	8,874,906
Commitments arising from employees retired early (Note 2.j) (*)	(3,607,263)	(3,382,436)	(2,254,294)
Other commitments (Note 2.j)	(42,096)	(29,897)	(49,206)
Annuity contracts, total accrued commitments in other Spanish companies and other (**)	(844,802)	(863.275)	(1,015,974)

Projected Benefit Obligation under U.S. GAAP	5,501,454	5,699,599	5,555,432

(*) These are special termination benefits which are classified, as per Spanish GAAP, under “Provisions for Contingencies and Expenses – Pension Allowance” caption of the balance sheet.
(**) Of which annuity contracts amounted to €809,373 and 856,048 thousands as of December 31, 2003 and 2002.

In addition to Spanish entities, certain Group finance entities abroad have commitments to their employees that are similar to pensions.

The technical assumptions used by these entities (interest rates, mortality tables, cumulative annual CPI, etc.) are consistent with the economic conditions prevailing in those countries.

As of December 31, 2003, 2002 and 2001, the Total Accrued Commitments registered by these foreign companies amounted to €3,301, €3,002 and €4,034 million, respectively. Of these amounts, €1,308, €1,390 and €2,395 million respectively, were covered by in-house pension allowances recorded under the “Provisions for Contingencies and Expenses – Pension Allowance” caption in the consolidated balance sheets. The remaining amount was covered by policies taken out with insurance companies.

Banespa is among the foreign entities the one with the biggest pension allowances. Its pension plans have been funded since the inclusion of Banespa in the Group (the acquisition in November 2000 of 33% of Capital Stock representing 66.5% of voting rights). In April 2001, the Bank acquired through a tender offer 67% of its Capital Stock, obtaining 98.3% of its voting rights (Note 3). Then a previously planned voluntary redundancy program was launched and the Bank reduced its employee base by approximately a third. In the process, assets allocated to plan assets were clearly defined. Banespa has 5 different pension plans, some of them contributory plans, which are presented separately since they are different in nature. Some of the data on these plans are:

ACTUARIAL ASSUMPTIONS IN BANESPA	2003	2002

Discount rate	12%	12%
Life expectancy table	UP-84 rated 1 year for males and females	UP-84 rated 1 year for males and females
Salary increase rate	0%	0%
Inflation rate	5%	5%

Back to Contents

	Thousands of Euros

	2003	2002

CHANGE IN BENEFIT OBLIGATION

Accumulated benefit obligation (ABO) at the beginning of the year	1,473,790	2,788,444
Interest cost	182,399	181,005
Service cost	5,929	11,436
Benefits paid	197,059	177,756
Curtailments	(118,113)	(76,972)
Actuarial and exchange (gains) losses	255,451	(1,252,367)

ABO at year-end	1,602,397	1,473,790

Vested benefit obligation (VBO) at year-end	1,490,650	1,358,564

Projected benefit obligation (PBO) at the beginning of the year	1,473,790	2,788,444
Interest cost	182,399	181,005
Service cost	5,929	11,436
Benefits paid	197,059	177,756
Curtailments	(118,113)	(76,972)
Actuarial and exchange (gains) losses	255,451	(1,252,367)

PBO for service rendered to date at year-end	1,602,397	1,473,790

CHANGE IN PLAN ASSETS

Plan assets at fair value at the beginning of the year	496,707	764,872
Benefits paid	197,059	177,756
Member and company contributions (2)	174,863	168,762
Return on Plan assets	172,749	133,809
Exchange differences	6,479	(392,980)

Plan assets at fair value at year-end	653,739	496,707

FUNDED STATUS

Projected benefit obligation in excess of plan assets (1)	948,658	977,083

(1)	As it’s described in Note 2.j the Group keeps an adequate funding which covers the total accrued commitments. Spanish GAAP “Total Accrued Commitments” differs from its U.S. GAAP equivalent “Projected Benefit Obligation” (“PBO”) (as defined according to SFAS 87) because the former includes other commitments such as those arising from employees early retired or annuity contracts which are not included in the “PBO” (as defined by SFAS 87); in the same manner, Spanish GAAP “Plan assets” also include annuity contracts which are not included in “Plan assets” as calculated under SFAS 87. Accordingly, total Accrued Commitments are funded both under Spanish and U.S. GAAP, and the only difference is the balance sheet classification. As of December 31, 2003 and 2002 the in-house pension allowance balances of €1,308 and €1,390 millions include €1,110 and €1,122 millions covering Banespa’s Net Accrued Pension cost and other commitments related to employee special termination benefits.
(2)	Company expected Contributions for 2004 are comparable in amount to 2003 company contribution of €164,432 thousands.

Banco Santander Central Hispano, Banesto and Banespa jointly account for more than 90% of the pension allowances in the Consolidated statements.

Back to Contents

The following table presents the components of the combined net periodic pension costs for the Bank, the Banesto Group and Banespa:

	Thousands of Euros

NET PENSION COST
2003

2002

2001

Service cost	50,078	54,610	82,807
Interest cost	479,963	397,682	651,056
Excepted return on plan assets	(270,549)	(270,002)	(287,998)
Net amortization and deferral	26,820	32,100	39,113
Amount of curtailment (gain)/loss recognized	6,778	32,940	13,436
Participant contributions	(9,754)	(9,868)	(14,563)

Net pension cost	283,336	237,462	483,851

The Group has no significant post-retirement benefits obligations to its employees other than the pension commitments.

Investment policies and asset allocations

The benefit obligations of most of the employees from the former Banco Central Hipanoamericano and Banesto are funded through insurance policies. The Pension liabilities of employees from the former Banco Santander are covered by internal fund, since the Bank used to allocate a fixed-income portfolio for its pension commitments.

When we acquired Banespa, its pension commitments were not provisioned. The strategy the Group followed was to fully recognize this liability and to allocate assets to cover it.

The current policy carried out for the pensions which are covered by insurance companies is to demand the legal coverage required, limit the assets in which the insurance company can invest and to demand a minimum yield.

For the pension commitments which are covered by internal funds, the allocated assets are managed independently and the funds are invested in low-risk assets. With respect to these pension funds settled in Spain, they are invested in Spanish government debt securities.

The following table shows the percentages of the asset allocation by each type of investment in 2003 and 2002.

Plan assets allocation (%)		2003			2002

	Santander	Banesto	Banespa	Santander	Banesto	Banespa

Debt securities	46.45%	—	45.8%	46.77%	—	48.9%
Equity investments and Mutual Funds	—	—	50.9%	—	—	46.8%
Real State	—	—	0.6%	—	—	0.8%
Insurance	53.55%	100%	—	53.23%	100%	—
Others	—	—	2.7%	—	—	3.5%
Total	100%	100%	100%	100%	100%	100%

Estimated future benefit payments

The following table presents the projected benefits payments expected to be paid as of December 31, 2003 for the following years:

Thousands of Euros	Santander	Banesto	Banespa

2004	192,854	39,298	187,388
2005	198,720	44,051	186,888
2006	201,432	47,001	186,369
2007	205,564	50,852	186,410
2008	207,335	54,774	185,547
From 2009 to 2013	1,062,878	321,357	925,815

Back to Contents

H)	Derivative financial instruments

We use derivatives for both trading and non-trading activities.

The Group uses derivatives to eliminate, reduce or modify risk in trading portfolios (interest rate, foreign exchange and equity prices), and to provide financial services to clients. Our principal counterparties for this activity are financial institutions. The principal types of derivatives used are: interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross currency swaps, equity index futures and equity options.

Derivatives are also used in non-trading activity in order to manage the interest rate risk and foreign exchange risk arising from asset and liability management activity. Interest rate and foreign exchange non-optional derivatives are used in non-trading activity. Some of these non-trading transactions could be accounted for as accounting hedges if they meet specific criteria.

The Group has established policies, procedures and limits in relation to market risk. These limits are defined as a structure which considers different levels from business segment or legal entity levels to portfolio or trader levels. Market risk is monitored by risk committees together with Assets and liabilities committees both at the local and global levels.

More detailed information about market risks and control over them could be found in Item 11. “Quantitative and Qualitative Disclosures about Market Risks”.

Accounting principles-

The Group uses derivative financial instruments for trading purposes and to hedge asset and liability exposures. Derivatives accounted for as hedging operations include instruments that meet specific criteria required by Bank of Spain regulations. Derivatives accounted for as trading operations include instruments held for trading purposes and those that do not meet Bank of Spain requirements. A full description of the principles applied by the Group in accounting for derivative financial instruments is disclosed in Note 2.l. Spanish GAAP and U.S. GAAP differ in the accounting treatment of these transactions. See Note in 27.1 for a summary of the accounting criteria, and Note 27.2.m for the impact on the reconciliation of net income and stockholders’ equity from Spanish GAAP to U.S. GAAP.

The Bank of Spain regulations consider hedging transactions those that meet the following criteria:

a.	Transactions aimed at eliminating or significantly reducing the foreign exchange rate risk, the interest rate risk or price risk of balance sheet items or other items provided that, in each case, the hedged item and the hedging transactions are explicitly identified at inception of the hedge.

b.	Transactions aimed at reducing the global risk of correlated groups of assets, liabilities and other transactions, if they are managed through an integrated risk measurement and management control system that allow for the follow-up and explicit identification of the transactions. This system requires a favourable opinion of the external auditor to be issued and reported to the Bank of Spain on an annual basis. Such report specifically addresses the reasonableness, quality, and consistency of the integrated risk measurement and management control system (including compliance with specific documentation requirements) as well as the effectiveness of macro-hedges (80% – 120% range) through the performance of independent stress tests of all macro-hedges in place.

In the hedges that meet criteria a), gains or losses of the derivatives are accrued and/or recognized symmetrically to the revenues or expenses arising from the hedged items. This is to say that whatever impact the hedged item has on net income is offset by the impact recorded in the same line item in the statement of operations under Spanish GAAP for the hedge instrument.

In the hedges that meet criteria a) and b) (macro-hedges), all the transactions involved are either accrued or marked to market, as is determined and documented at inception of the transaction.

It is important to note that both types of hedges (a and b) are managed by the same integrated risk measurement and management control system at each operating unit.

We have procedures in place that ensure that the requirements with respect to the designation as hedge or speculative, transaction documentation, identification of hedged items and hedging instrument, and the assessment and testing of hedge effectiveness are met.

The Group enters into thousands of derivative transactions, most of which are aimed at eliminating or reducing risks, but only a limited amount of these transactions receive hedge accounting treatment under Spanish GAAP due to the strict qualifying requirements of Bank of Spain regulations. Given that US GAAP does not allow certain types of hedges, derivative transactions accounted for as hedges under U.S. GAAP are only a portion of the hedge transactions under Spanish GAAP.

Each type of derivatives accounted for as a hedge under Spanish GAAP is related to a specific type of hedge as classified under U.S. GAAP (fair value, cash flow and net investment) as follows:

Back to Contents

Spanish GAAP classification	US GAAP classification

Hedges on available-for-sale fixed rate debt securities	Fair value hedge
Hedges on held-to-maturity securities	Trading
Hedges on long term fixed rate debt issued	Fair value hedge
Hedges of the foreign currency of a net investment in a foreign subsidiary	Hedges of the foreign currency of a net investment in a foreign operation
Hedges on Available for sale equity securities (non-group investments)	Fair value hedge
Hedges on fixed rate loans	Fair Value hedge
Hedges of designated assets financed by designated liabilities	Cash Flow hedge
Macro-hedge	Trading

As there are differences in designation requirements and hedge accounting between Spanish and U.S. GAAP, many transactions accounted for as hedge under Spanish GAAP are reversed for U.S. GAAP purposes and designated as speculative transactions.

Some of the hedges admitted under Spanish GAAP that are not permitted under U.S.GAAP are macro hedging or the hedging of equity instruments issued by the Bank or hedges over held to maturity portfolios. For purposes of the U.S. GAAP reconciliation, those transactions are accounted for as speculative transactions, and the gain or loss on these derivatives is recognized through earnings.

For all the transactions that are considered as hedging both under Spanish and U.S. GAAP, additional information is collected to adapt to the accounting treatment required. The adjustments are made accordingly to the hedge designation to reflect cash flow, fair value or net investment in foreign operation under SFAS 133. Only those transactions which fully comply with SFAS 133 requirements are considered to be hedge transactions.

The vast majority of our hedges are simple hedges: the notional value of the hedging instruments is the same as the face value of the hedged item; the hedging instrument is tailored solely to the hedged risk (either benchmark rate of interest or foreign currency); the settlement methods are standard ones, with settlement periods similar to those for the item to be hedged; there are no prepayable amounts on the item to be hedged or premiums on the hedging instrument, nor are there any options in the hedged items unless such options are completely offset with an opposite option in the hedging instruments.

Among these transactions that are designated hedges under both Spanish and U.S. GAAP, the Group includes derivatives that hedge the foreign currency exposure of a net investment in a foreign subsidiary. The currency of these hedging derivatives is the same currency of the country in which the foreign subsidiary is located, and the amounts to be hedged are closely watched by our risk comitee. During 2003 we hedged, using foreign exchange non-optional derivatives, almost all of the book value of our investments in Mexico, Chile and partially Brazil.

Under Spanish GAAP, hedging exchange differences on net investments in a foreign subsidiary are recorded with a charge to reserves (in Other Comprehensive Income) to offset the differences arising in the translation of the subsidiary financial statements. These operations are qualified as a hedge of the foreign currency exposure of a net investment in a foreign subsidiary under US GAAP. Therefore, there is no reconciliation adjustment for these hedges.

Finally, the accounting of derivatives designated as trading transactions both under Spanish and U.S. GAAP is also adjusted to U.S. GAAP valuation criteria. Spanish GAAP does not allow recognizing unrealized gains until they are effectively settled (except for derivatives arranged in organized markets). The adjustment considered in the US GAAP reconciliation consists of recognizing the unrealized gains not recognized for Spanish GAAP.

Our Group´s companies enter into intercompany derivative transactions for purposes of managing their own risks.

Usually, in each country in which our Group operates, there is a subsidiary (an individual entity) that acts as the treasury services provider or center for the Group´s financial activities in that country. The remaining subsidiaries operating in that country usually hedge their own risks through transactions entered into with that treasury services provider. In addition, some of our subsidiaries could enter into intercompany derivative transactions with subsidiaries located in other countries.

For accounting purposes, these transactions are recorded as intercompany derivatives on the individual books and records of each company entering into such transactions, but are eliminated in the consolidation process.

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

Back to Contents

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

The disclosure of the notional amounts of the derivatives of the Group by its designation as trading or hedging operations under Spanish GAAP is as follows:

	Thousands of Euros

	2003	2002

Trading
Interest risk contracts:
Forward rate agreements	18,263,832	106,195,239
Interest rate swaps	231,433,404	405,490,371
Options and futures	132,424,311	100,149,515
Foreign exchange contracts:
Forward purchase/sale of foreign currency	10,842,930	26,241,998
Currency options	4,287,391	3,867,725
Currency swaps	6,931,173	1,336,413
Derivatives on securities and commodities (1)	20,611,582	20,585,862

	424,794,623	663,867,123
Hedging derivatives
Interest risk contracts:
Forward rate agreements	8,503	5,664,488
Interest rate swaps	54,593,956	23,564,898
Options and futures	92,940,689	17,179,846
Foreign exchange contracts:
Forward purchase/sale of foreign currency	34,296,030	21,455,995
Currency options	3,457,135	138,012
Currency swaps	4,270,146	20,409,877
Derivatives on securities and commodities (1)	38,855,508	35,342,878

	228,421,967	123,755,994

Total derivatives notional amount	653,216,590	787,623,117

(1) Future commodity transactions amounted to €1, €1 and €3 millions as of December 31, 2003, 2002 and 2001, respectively.

Back to Contents

The credit exposure in derivative operations is closely controlled. The Group has netting agreements with major counterparties and receives collateral as guarantee of net positions. The aggregate credit exposure of each category of derivative financial instruments held by the Group is shown below:

	Thousands of Euros

	2003	2002

OTC Interest Rate Derivatives:
Interest rate swaps	9,572,447	9,376,752
Forward rate agreements	6,334	73,996
Options	775,930	762,086

	10,354,711	10,212,834
OTC Foreign Exchange Derivatives:
Foreign currency forwards	3,513,064	3,974,635
Foreign currency swaps	1,073,634	2,131,878
Options	265,241	108,325

	4,851,939	6,214,838
Derivatives on securities and commodities	3,653,207	3,059,407
Total:	18,859,857	19,487,079

The following table shows for each type of instrument in the trading derivative portfolio the year-end notional value and the fair value for the years 2003 and 2002:

		Thousands of Euros

	2003		2002

	Notional Value	Fair Value	Notional Value	Fair Value
Trading Derivative Portfolio
Interest risk contracts:
Forward rate agreements	18,263,832	2,517	106,195,239	4,394
Interest rate swaps	231,433,404	(42,756)	405,490,371	167,860
Options and futures	132,424,311	95,046	100,149,515	(25,588)
Foreign exchange contracts:
Forward purchase/sale of foreign currency	10,842,930	(71,398)	26,241,998	(10,060)
Currency options	4,287,391	661	3,867,725	(4,418)
Currency swaps	6,931,173	8,538	1,336,413	48
Derivatives on securities and commodities	20,611,582	(46,940)	20,585,862	39,300

	424,794,623	(54,332)	663,867,123	171,536

The following is a detail of our consolidated trading and hedging transactions broken down into notional amounts and their fair value in accordance with U.S. GAAP at the dates indicated:

(In millions of euros)

		December 31, 2003		December 31, 2002		December 31, 2001

		Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value

•	Trading	437,978.1	(91.1)	683,758.6	261.8	594,160.1	95.5
•	Hedging	215,238.5	637.8	103,864.5	1,023.9	120,956.5	1,445.3
	Fair Value Hedges	211,730.0	539.3	94,966.4	715.8	118,672.8	1,433.4
	Cash Flow Hedges	1,204.4	65.2	—	—	2,283.7	11.9
	Of the foreign currency of a net investment in a foreign subsidiary	2,304.1	33.3	8,898.1	308.1	—	—

		653,216.6	546.7	787,623.1	1,285.7	715,116.6	1,540.8

For informational and comparison purposes, the following is a detail of our consolidated trading and hedging transactions broken down into notional amounts and their fair value in accordance with Spanish GAAP at the dates indicated:

Back to Contents

(In millions of euros)
		December 31, 2003		December 31, 2002		December 31, 2001
		Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value

•	Trading	424,794.6	(54.3)	663,867.1	171.5	567,281.1	106.9
•	Hedging	228,422.0	601.0	123,756.0	1,114.2	147,835.5	1,433.9

		653,216.6	546.7	787,623.1	1,285.7	715,116.6	1,540.8

The notional amounts of hedging transactions under U.S. GAAP are less than those under Spanish GAAP due to the fact that Spanish GAAP allows certain hedge accounting that is not permitted under U.S. GAAP (principally the hedging of preferred stock issued and the held-to-maturity portfolio, as well as macro-hedge accounting).

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

I) FAIR VALUE OF FINANCIAL INSTRUMENTS

As required by SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, the Group has estimated and disclosed the fair value information about financial instruments for which it is practicable to estimate that value. Fair value of a financial instrument is the amount for which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value is best determined by values quoted through active trading markets. Active trading markets are characterized by numerous transactions of similar financial instruments between willing buyers and willing sellers. Because no active trading market exists for various types of financial instruments, many of the fair values disclosed were derived using present value estimates or other valuation techniques. Therefore, the Group's ability to actually realize these derived values cannot be assured.

The estimated fair values disclosed under SFAS No. 107 may vary significantly between institutions based on the estimates and assumptions used in the various valuations methods. Additionally SFAS No. 107 disclosures exclude goodwill, non-financial assets such as real estate as well as certain financial instruments such as leases. Accordingly, the aggregate estimated fair values presented in the following tables do not represent the market value of the whole Group.

The following table presents the carrying value and fair value of the Group's financial instruments on Spanish Gaap Balance sheet as of December 31, 2003 and 2002:

	Thousands of Euros

	2003		2002

	Carrying Amount (*)	Fair Value	Carrying Amount (*)	Fair Value

Assets:
Cash and due from banks	10,507,254	10,507,254	9,284,682	9,284,682
Interest-earning deposits	14,627,776	14,690,562	15,899,489	15,997,047
Securities purchased under agreements to resell	24,303,361	24,303,361	24,424,227	24,424,227
Investment securities	85,441,633	87,792,747	64,664,047	66,200,512
Loans and leases, net of unearned income	174,618,476	174,567,222	164,754,652	166,090,585
Less- Allowance for loans losses	(5,116,683)	(5,116,683)	(4,957,263)	(4,957,263)

Net loans	169,501,793	169,450,539	159,797,389	161,133,322

Liabilities:
Deposits:
Non-interest	3,463,179	3,463,179	6,383,086	6,383,086
Demand	52,638,099	52,638,099	44,970,013	44,970,013
Savings	23,987,739	23,903,926	22,703,465	22,562,418
Time	86,285,702	85,890,681	91,148,543	90,717,038
Short-term borrowings	85,594,313	85,577,017	66,263,102	66,858,193
Long-term debt	40,607,380	41,712,307	32,912,340	42,593,324
Minority interest / Preferred securities	5,477,056	6,437,465	6,567,134	8,486,981

(*) Carrying amount is presented according to U.S. GAAP criterion but following Spanish GAAP valuation principles. Significant differences in valuation criteria come mainly from SFAS 115 ”Accounting for Certain Investments in Debt and Equity Securities” and SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”. Following US valuation criteria Assets and Liabilities hedged would be valued at market prices.

Back to Contents

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

Investment securities

Debt securities:

Listed securities: fair values are based on year-end quoted market prices.
Unlisted securities: fair values are estimated on the basis of quoted market prices of other listed debt securities of similar interest rate, credit risk and maturity. If no similar listed debt securities can be identified, the fair value is estimated by discounting future cash-flows using year-end rates based on market rates available on securities with similar credit and maturity characteristics.

Equity securities:

Listed securities with less than 3% ownership: fair values are based on year-end quoted market price.
Unlisted securities: fair values are determined based on the underlying book value of the investment considering latest investee’s financial statements (in some cases unaudited) and other information available.

Loans and leases

The fair values of the loan and lease portfolio have been estimated as follows:

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
For financial instruments maturing in over three months, the fair value is estimated by discounting the expected future cash flows using rates currently offered for deposits or short-term borrowings of similar remaining maturities.

Long-term debt

Listed debentures: Fair values are based on year-end quoted market prices.
Unlisted debentures: Fair value is estimated by discounting the future cash flows over the remaining term to maturity of such debt. Discount rates are determined based on market rates available at year-end on securities with similar credit and maturity characteristics.

Back to Contents

J) GEOGRAPHIC AND BUSINESS SEGMENT DISCLOSURES

Certain geographic disclosures required by SFAS 131 are included in Note 25. Segment disclosures are the following:

•	European Retail Banking

•	Retail Banking in Latin America

•	Asset Management and Private Banking

•	Global Wholesale Banking

•	Financial Management and Equity Stakes

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

The goodwill originated from all different investments made by the Group, as well as its amortization, is allocated to Financial Management and Equity Stakes. The decisions related to acquisitions and prices offered in these purchases are taken in a centralized way. The other business segments present its net income without any charge derived from Goodwill and its performance is evaluated by management without any goodwill allocation.

All the business segments have been assigned the minimum regulatory capital for risk assets, except for two: Corporate Banking in Europe and Retail Banking in Latin America. Experience has shown that economic risk in Corporate Banking in Europe is lower than its regulatory risk weighting and it consumes less capital than assigned, while in Latin America it is higher. Management considers that it is therefore advisable to weight the regulatory capital for Corporate Banking in Europe downward (50%) and upward (50%) in Latin America. The Group’s institutional costs have been distributed among all businesses. The rest of costs attributed to support and control services continue to be distributed in accordance with the Group’s traditional criteria.

The 2002 and 2001 figures have been adjusted to apply the same management control criteria by business area adopted in 2003. They also include changes, of little significance, to the consolidation perimeter and contain activity allocations to the business areas. These adjustments were made to facilitate year-on-year comparisons on a like-for-like basis of business area performance.

The business segment’s new definition and content are now as follows:

•	European Retail Banking: This area covers the banking activities of the different networks and specialized units in Europe, principally with individual clients and small and medium companies (“SMEs”), as well as private and public institutions. During 2003, there were five units within this area: Santander Central Hispano Retail Banking, Banesto, Consumer Finance, Portugal and On-line Banking.

•	Retail Banking in Latin America: This area covers the universal banking activities in Latin America through our subsidiary banks and finance companies. It does not include, unless there are distribution agreements, the results of investment banking or asset management channeled through specialized business units. In accordance with the principles already stated, the entities in these countries adopt Spanish accounting regulations. As stated above, amortization of goodwill, which is considered a cost unrelated to the management of business, and country-risk provisions are recorded in Financial Management and Equity Stakes.

•	Asset Management and Private Banking: Asset management includes pension and mutual funds and bancassurance. Private banking includes the activity carried out with clients via the specialized units in Spain and abroad. In both cases, the agreements for distribution of commissions with the Group’s networks throughout the world remain in force for remuneration of distribution and customer attention.

•	Global Wholesale Banking: This area covers our corporate banking in Spain, the rest of Europe and New York, the treasury activities in Madrid and New York as well as investment banking throughout the world.

•	Financial Management and Equity Stakes: This segment is responsible for the centralized activities relating to strategic or temporary equity stakes in industrial and financial companies, financial management related to the structural exchange rate position, the Group’s asset and liability portfolio and management of issues and securitization. It also controls all capital and reserves and allocations of capital and liquidity to the different business segments. Lastly, the segment also covers, on a temporary basis, businesses that are being wound down or closed. In exceptional circumstances, it is responsible for the launch of an activity of a strategic nature.

Back to Contents

Financial ratios

Financial information related to business segments includes some financial ratios widely used to check the performance of Spanish financial entities. Those ratios shouldn’t be considered “non-GAAP financial measure” as defined by the SEC.
In addition to ROE which is widely known, the following ratios are included:

•	Efficiency ratio: This is a cost to income ratio, measures the expenses incurred to generate income. It is calculated by adding personnel and general administrative expenses and dividing it by “gross operating income”.

•	NPL Ratio: “Non- Perfoming Loans” Ratio. Measures the percentage of non perfoming loans (as defined under Spanish GAAP, see Item 4. Information on the company-B. Business Overview – Selectec Statistical Information – Classified Assets- Bank of Spain Classification Requirement “) in relation to total loans.

•	NPL Coverage: Specific allowances for “Non-Perfoming Loans” (as defined under Spanish GAAP) as a percentage of “Non-Perfoming Loans”.

The following charts summarize key financial data of each business segment:

Euro million	Net Attributable Income			Variation %		ROE (%)

	2003	2002	2001	03/02	02/01	2003	2002	2001

European Retail Banking	1,761.6	1,565.7	1,392.2	12.51	12.47	19.51	19.03	18.18
Retail Banking Latin America	1,064.5	1,098.5	1,207.1	(3.10)	(8.99)	29.03	22.97	22.81
Asset Management & Private Banking	319.6	327.0	356.5	(2.26)	(8.30)	59.38	66.08	71.97
Global Wholesale Banking	225.6	176.3	373.3	27.93	(52.77)	13.32	9.34	18.37
Financial Management and Equity Stakes	(760.5)	(920.4)	(842.8)	—	(9.20)	—	—	—

Total	2,610.8	2,247.2	2,486.3	7.94	(9.62)	14.48	12.42	13.86

Euro million	Net Operating Income			Variation %		Efficiency (%)

	2003	2002	2001	03/02	02/01	2003	2002	2001

European Retail Banking	3,329.5	2,810.2	2,431.3	18.48	15.58	45.75	50.04	53.43
Retail Banking Latin America	1,653.6	2,204.5	3,096.5	(24.99)	(28.81)	54.86	54.01	52.74
Asset Management & Private Banking	416.6	476.4	510.5	(12.55)	(6.68)	43.99	41.94	44.91
Global Wholesale Banking	383.2	344.9	558.2	11.11	(38.21)	47.54	51.49	42.67
Financial Management and Equity Stakes	(62.3)	(270.2)	(652.1)	(76.96)	58.56	—	—	—

Total	5,720.7	5,565.8	5,944.5	2.78	(6.37)	49.34	52.28	53.98

Euro million	Net Interest Income			Variation %

	2003	2002	2001	03/02	02/01

European Retail Banking	4,633.1	4,474.3	4,240.7	3.55	5.51
Retail Banking Latin America	2,965.3	4,589.3	5,697.0	(35.39)	(19.44)
Asset Management & Private Banking	93.6	114.3	155.4	(18.09)	(26.45)
Global Wholesale Banking	379.0	455.1	570.1	(16.71)	(20.18)
Financial Management and Equity Stakes	(112.7)	(274.3)	(406.4)	(58.92)	32.51

Total	7,958.3	9,358.7	10,256.8	(14.96)	(8.76)

Back to Contents

The following are the reconciliation of reportable segment revenues to the Group’s consolidated totals:

Income statement, By business segment January-December 2003 Amounts in millions of Euro	European Retail Banking	Retail Banking Latin America	Asset Management and Private Banking	Global Wholesale Banking	Financial Management and Equity Stakes	Total Group

Net interest income	4,633.1	2,965.3	93.6	379.0	(112.7)	7,958.3

Net fees and commissions	2,115.4	1,036.0	677.1	330.8	11.4	4,170.6

Basic revenue	6,748.4	4,001.3	770.7	709.8	(101.3)	12,128.9

Net gains on financial transactions	175.7	501.3	28.1	76.3	217.6	998.8

Gross operating income	6,924.1	4,502.6	798.7	786.1	116.2	13,127.7

Personnel and general expenses	(3,168.0)	(2,470.0)	(351.4)	(373.7)	(114.6)	(6,477.7)
a) Direct	(2,732.3)	(2,339.1)	(333.8)	(295.0)	(108.9)	(5,809.0)
Personnel expenses	(1,992.1)	(1,270.4)	(211.7)	(197.2)	(16.8)	(3,688.3)
General expenses	(740.1)	(1,068.6)	(122.1)	(97.7)	(92.1)	(2,120.7)
b) Assigned	(435.7)	(131.0)	(17.6)	(78.7)	(5.7)	(668.7)
Depreciation	(365.7)	(280.9)	(29.4)	(27.3)	(59.4)	(762.8)
Other operating costs	(61.0)	(98.0)	(1.3)	(1.8)	(4.5)	(166.5)

Net operating income	3,329.5	1,653.6	416.6	383.2	(62.3)	5,720.7

Net income from equity – accounted holdings	87.9	(4.8)	69.5	(4.0)	258.7	407.3
Net provisions for credit – losses	(895.0)	(340.6)	(4.1)	(43.3)	(212.7)	(1,495.7)
Other income	57.3	74.3	(6.3)	(30.3)	1,615.8	1,710.9
Goodwill amortization	—	—	—	—	(2,241.7)	(2,241.7)

Income before taxes	2,579.7	1,382.5	475.6	305.7	(642.1)	4,101.5

Net consolidated income	1,862.7	1,197.4	336.8	229.0	(393.9)	3,232.0

Net attributable income	1,761.6	1,064.5	319.6	225.6	760.5	2,610.8

The total assets reconciliation from business segments to consolidated figures is presented in the table below:

Total Assets	Euro Millions

December 2003

European Retail Banking	180,741.7
Retail Banking Latin America	76,614.3
Asset Management & Private Banking	8,956.0
Global Wholesale Banking	62,087.3
Financial Management and Equity Stakes	105,102.1

Total assets for reportable segments	433,501.4

Balances between entities of different business segment	(46,727.2)
Liquidity lent between segments	(23,986.1)
Capital allocated to segments	(15,629.5)
Assets netted from liabilities in business segment balance sheet presentation (1)	4,631.9

Consolidated Total Assets	351,790.5

(1) Essentially "Treasury Stock" and "Accumulated losses at consolidated companies" items in the consolidated balance sheet.

Back to Contents

European Retail Banking

Income statement. January-December

Millions of Euros				Change %

	2003	2002	2001	03/02	02/01

Net interest income	4,633.1	4,474.3	4,240.7	3.6	5.5

Net fees and commissions	2,115.4	1,964.2	1,811.7	7.7	8.4

Basic revenue	6,748.4	6,438.5	6,052.4	4.8	6.4

Net gains on financial transactions	175.7	95.9	110.3	83.1	(13.0)

Gross operating income	6,924.1	6,534.4	6,162.7	6.0	6.0

Personnel and general expenses	(3,168.0)	(3,269.7)	(3,292.7)	(3.1)	(0.7)
a) Personnel expenses	(1,992.1)	(2,025.8)	(1,997.3)	(1.7)	(1.4)
b) General expenses	(740.1)	(769.2)	(737.6)	(3.8)	(4.1)
c) Allocated expenses	(435.7)	(474.6)	(557.8)	(8.2)	17.5
Depreciation	(365.7)	(396.4)	(374.1)	(7.7)	5.9
Other operating costs	(61.0)	(58.2)	(64.6)	4.7	(9.9)

Net operating income	3,329.5	2,810.2	2,431.3	18.5	15.6

Income from equity – acc. holdings	87.9	72.2	65.8	21.9	9.7
Other income	57.3	(44.5)	(19.8)	—	124.3
Net provisions for credit – losses	(895.0)	(640.4)	(562.8)	39.8	13.8
Goodwill amortization	—	—	—	—	—

Income before taxes	2,579.7	2,197.4	1,914.4	17.4	14.8

Net consolidated income	1,862.7	1,636.6	1,457.9	13.8	12.3

Net attributable income	1,761.6	1,565.7	1,392.2	12.5	12.5

Balance sheet. December
Loans and credits	125,137.2	109,207.8	99,890.5	14.6	9.3
Government debt securities	4,009.4	4,029.5	3,876.7	(0.5)	3.9
Due from credit institutions	31,512.5	22,203.5	21,282.8	41.9	4.3
Investment securities	9,636.3	6,911.7	7,415.9	39.4	(6.8)
Tangible and intangible assets	2,979.6	3,180.2	3,537.0	(6.3)	(10.1)
Other assets	7,466.7	7,960.4	7,232.7	(6.2)	10.1

Total Assets / Liabilities	180,741.7	153,493.0	143,235.6	17.8	7.2

Customer deposits	93,282.1	90,254.8	85,905.7	3.4	5.1
Debt securities	13,035.9	7,401.3	6,095.9	76.1	21.4
Subordinated debt	1,211.5	1,017.7	1,423.1	19.0	(28.5)
Due to credit institutions	39,501.3	32,954.0	29,238.3	19.9	12.7
Other liabilities	23,874.2	13,445.6	13,809.3	77.6	(2.6)
Capital assigned	9,836.9	8,419.5	6,763.3	16.8	24.5

Other managed funds (off – balance sheet)	61,716.8	53,224.9	53,843.3	16.0	(1.0)

Mutual funds	53,066.9	45,855.6	47,832.8	15.7	(4.1)
Pension funds	6,842.4	6,094.0	5,712.1	12.3	8.2
Managed portfolios	1,807.5	1,275.2	298.4	41.7	327.4

Customer funds	169,246.3	151,898.7	147,268.0	11.4	3.2

Total managed funds	242,458.6	206,717.9	197,078.9	17.2	4.9

Ratios (%) and other data
ROE	19.51	19.03	18.18
Efficiency Ratio	45.75	50.04	53.43
NPL Ratio	1.09	1.41	1.45
NPL coverage	209.82	161.99	147.61

Back to Contents

Santander Central Hispano
Income statement. January-December
Millions of Euros

	2003	2002	2001

Net interest income	2,064.8	2,064.8	2,106.1

Net fees and commissions	1,316.0	1,144.4	1,080.4

Basic revenue	3,380.9	3,209.1	3,186.5

Net gains on financial transactions	50.8	40.8	45.3

Gross operating income	3,431.7	3,249.9	3,231.8

Personnel and general expenses	(1,559.2)	(1,625.1)	(1,708.5)
a) Personnel expenses	(987.0)	(999.4)	(990.3)
b) General expenses	(199.3)	(200.2)	(210.4)
c) Allocated expenses	(373.0)		(507.8)
Depreciation	(178.1)	(184.7)	(188.7)
Other operating costs	(36.9)	(56.6)	(51.3)

Net operating income	1,657.5	1,383.6	1,283.3

Income from equity – acc. holdings	—	0.0	0.0
Other income	3.6	(5.0)	10.1
Net provisions for credit – losses	(371.7)	(284.8)	(263.8)
Goodwill amortization	—	—	—

Income before taxes	1,289.4	1,093.8	1,029.5

Net consolidated income	927.7	787.2	741.0

Net attributable income	926.5	786.0	739.2

Balance sheet. December
Loans and credits	60,012.4	49,646.5	48,421.5
Government debt securities	—	—	—
Due from credit institutions	21.5	29.9	278.8
Investment securities	1.1	1.3	1.5
Tangible and intangible assets	1,612.2	1,719.4	1,966.0
Other assets	866.8	994.6	1,261.0

Total Assets / Liabilities	62,513.9	52,391.7	51,928.8

Customer deposits	42,426.9	42,606.9	40,472.8
Debt securities	387.5	553.4	802.8
Subordinated debt	—	0.0	0.0
Due to credit institutions	332.6	553.2	1,110.0
Other liabilities	14,724.4	4,774.9	5,970.9
Capital assigned	4,642.5	3,903.4	3,572.3

Other managed funds (off – balance sheet)	42,654.8	37,267.4	40,004.6

Mutual funds	37,888.7	33,047.3	36,103.4
Pension funds	4,766.2	4,220.1	3,901.1
Managed portfolios	—	—	—

Customer funds	85,469.2	80,427.7	81,280.2

Total managed funds	105,168.8	89,659.1	91,933.4

Ratios (%) and other data
ROE	22.40	21.34	20.79
Efficiency Ratio	45.44	50.00	52.87
NPL Ratio	0.73	1.08	1.06
NPL coverage	262.87	170.14	154.72

Back to Contents

Banesto
Income statement. January-December
Millions of Euros

	2003	2002	2001

Net interest income	1,058.9	1,002.7	986.2

Net fees and commissions	462.4	432.1	420.4

Basic revenue	1,521.2	1,434.8	1,406.6

Net gains on financial transactions	57.1	47.0	40.6

Gross operating income	1,578.4	1,481.8	1,447.2

Personnel and general expenses	(764.8)	(762.3)	(769.4)
a) Personnel expenses	(545.2)	(543.5)	(549.3)
b) General expenses	(193.4)	(194.9)	(196.4)
c) Allocated expenses	(26.2)	(23.9)	(23.7)
Depreciation	(101.1)	(96.4)	(87.0)
Other operating costs	(19.9)	(14.0)	(25.2)

Net operating income	692.6	609.1	565.6

Income from equity – acc. holdings	74.4	56.1	63.8
Other income	27.1	15.4	31.5
Net provisions for credit – losses	(171.4)	(118.3)	(146.7)
Goodwill amortization	—	—	—

Income before taxes	622.7	562.3	514.2

Net consolidated income	436.4	434.1	426.5

Net attributable income	379.9	414.2	411.4

Balance sheet. December
Loans and credits	31,250.3	26,701.7	23,596.9
Government debt securities	4,009.4	4,029.5	3,876.6
Due from credit institutions	12,627.5	8,265.9	6,873.8
Investment securities	4,243.2	4,632.1	5,422.1
Tangible and intangible assets	785.8	890.4	957.2
Other assets	4,479.4	4,591.6	3,576.7

Total Assets / Liabilities	57,395.7	49,111.1	44,303.3

Customer deposits	28.637.0	25,501.2	24,538.5
Debt securities	5,658.3	2,601.6	1,235.4
Subordinated debt	762.1	468.1	698.2
Due to credit institutions	13,873.0	12,085.6	11,325.6
Other liabilities	5,858.1	6,216.1	5,188.2
Capital assigned	2,607.2	2,238.5	1,317.4

Other managed funds (off – balance sheet)	11,745.7	9,996.7	9,902.1

Mutual funds	10,330.5	8,743.0	8,644.8
Pension funds	1,190.4	1,046.0	1,076.0
Managed portfolios	224.8	207.7	181.3

Customer funds	46,803.1	38,567.6	36,374.1

Total managed funds	69,141.3	59,107.8	54,205.4

Ratios (%) and other data
ROE	15.57	17.28	18.32
Efficiency Ratio	48.46	51.44	53.17
NPL Ratio	0.66	0.78	0.81
NPL coverage	339.32	274.57	253.27

Back to Contents

Portugal (retail banking)
Income statement. January-December
Millions of Euros

	2003	2002	2001

Net interest income	613.2	649.1	700.7

Net fees and commissions	232.0	185.2	164.7

Basic revenue	845.2	834.3	865.4

Net gains on financial transactions	7.1	16.9	21.6

Gross operating income	852.3	851.2	887.0

Personnel and general expenses	(412.7)	(420.3)	(453.6)
a) Personnel expenses	(255.9)	(261.2)	(294.4)
b) General expenses	(142.3)	(145.2)	(145.8)
c) Allocated expenses	(14.5)	(13.8)	(13.4)
Depreciation	(56.1)	(61.1)	(64.7)
Other operating costs	(3.5)	(3.9)	(2.0)

Net operating income	380.1	366.0	366.6

Income from equity – acc. holdings	—	4.0	1.3
Other income	19.7	(47.0)	(54.3)
Net provisions for credit – losses	(107.7)	(50.6)	(56.3)
Goodwill amortization	—	—	—

Income before taxes	292.0	272.4	257.4

Net consolidated income	248.9	235.7	208.8

Net attributable income	213.2	191.2	163.0

Ratios (%) and other data
ROE	16.88	15.49	13.79
Efficiency Ratio (personnel & gen. expenses / net op. revenue)	48.42	49.38	51.14
NPL Ratio	2.30	2.27	2.64
NPL coverage	125.44	110.77	111.85

Consumer Financing in Europe
Income statement. January-December
Millions of Euros

	2003	2002	2001

Net interest income	863.8	686.7	393.9

Net fees and commissions	79.5	158.6	104.0

Basic revenue	943.3	845.3	497.9

Net gains on financial transactions	52.0	(13.5)	(0.6)

Gross operating income	995.3	831.9	497.3

Personnel and general expenses	(373.9)	(360.5)	(252.3)
a) Personnel expenses	(187.0)	(186.1)	(127.3)
b) General expenses	(174.9)	(165.5)	(116.4)
c) Allocated expenses	(12.0)	(8.8)	(8.6)
Depreciation	(27.6)	(47.3)	(29.9)
Other operating costs	0.6	17.4	15.0

Net operating income	594.4	441.4	230.1

Net provisions for credit – losses	(222.7)	(155.8)	(75.2)
Other income	27.0	18.0	(6.7)

Income before taxes	398.7	303.6	148.1

Net consolidated income	267.3	214.6	115.0

Net attributable income	259.7	209.1	110.4

Ratios (%) and other data
ROE	22.35	24.73	17.98
Efficiency Ratio	37.57	43.34	50.74
NPL Ratio	2.08	2.84	2.99
NPL coverage	150.48	143.72	119.69

Back to Contents

Retail Banking Latin America

Income statement. January-December
Millions of Euros	Retail Banking			Change %

	2003	2002	2001	03/02	02/01

Net interest income	2,965.3	4,589.3	5,697.0	(35.4)	(19.4)

Net fees and commissions	1,036.0	1,267.9	1,586.4	(18.3)	(20.1)

Basic revenue	4,001.3	5,857.2	7,283.4	(31.7)	(19.6)

Net gains on financial transactions	501.3	103.6	551.3	384.1	(81.2)

Gross operating income	4,502.6	5,960.8	7,834.7	(24.5)	(23.9)

Personnel and general expenses	(2,470.0)	(3,219.3)	(4,132.3)	(23.3)	(22.1)
a) Personnel expenses	(1,270.4)	(1,643.0)	(2,244.9)	(22.7)	(26.8)
b) General expenses	(1,068.6)	(1,439.4)	(1,756.1)	(25.8)	(18.0)
c) Allocated expenses	(131.0)	(136.9)	(131.3)	(4.3)	4.3
Depreciation	(280.9)	(336.8)	(436.8)	(16.6)	(22.9)
Other operating costs	(98.0)	(200.2)	(169.2)	(51.0)	18.3

Net operating income	1,653.6	2,204.5	3,096.5	(25.0)	(28.8)

Income from equity – acc. holdings	(4.8)	(1.6)	(15.4)	209.2	(89.9)
Other income	74.3	145.4	(549.7)	(48.9)	—
Net provisions for credit – losses	(340.6)	(1,054.2)	(979.2)	(67.7)	7.7
Goodwill amortization	—	—	—	—	—

Income before taxes	1,382.5	1,294.2	1,552.2	6.8	(16.6)

Net consolidated income	1,197.4	1,172.7	1,383.0	2.1	(15.2)

Net attributable income	1,064.5	1,098.5	1,207.1	(3.1)	(9.0)

Balance sheet: December
Millions of Euros				Change %

	2003	2002	2001	03/02	02/01

Loans and credits	28,234.7	32,567.4	49,813.3	(13.3)	(34.6)
Due from credit institutions	16,480.6	16,623.7	27,756.6	(0.9)	(40.1)
Investment securities	20,896.3	22,620.9	32,481.0	(7.6)	(30.4)
Tangible and intangible assets	1,435.7	1,590.6	2,775.9	(9.7)	(42.7)
Other assets	9,567.1	10,507.4	16,183.1	(9.0)	(35.1)

Total Assets / Liabilities	76,614.3	83,909.8	129,009.9	(8.7)	(35.0)

Customer deposits	35,851.3	39,739.7	55,982.4	(9.8)	(29.0)
Debt securities	4,397.9	5,374.4	12,195.9	(18.1)	(55.9)
Subordinated debt	531.8	604.0	732.9	(12.0)	(17.6)
Due to credit institutions	25,414.3	27,753.9	42,143.2	(8.4)	(34.1)
Other liabilities	6,785.1	6,810.1	12,833.1	(0.4)	(46.9)
Capital assigned	3,633.9	3,627.8	5,122.4	0.2	(29.2)

Other managed funds (off – balance sheet)	27,765.0	24,626.8	31,436.8	12.7	(21.7)

Mutual funds	12,258.3	10,288.7	14,728.6	19.1	(30.2)
Pension funds	11,972.5	10,858.5	12,672.9	10.3	(14.3)
Managed portfolios	3,534.2	3,479.6	4,035.4	1.6	(13.8)

Customer funds	68,545.9	70,344.9	100,348.0	(2.6)	(29.9)

Total managed funds	104,379.2	108,536.6	160,446.7	(3.8)	(32.4)

Ratios (%) and other data
ROE	29.03	22.97	22.81
Efficiency Ratio	54.86	54.01	52.74
NPL Ratio	3.90	4.08	3.33
NPL coverage	125.08	113.66	128.70

Back to Contents

2003 Key magnitudes by country
Millions of Euros	Loans and credits	Customer funds on Balance Sheet	Mutual funds	Pension funds

Brazil	4,357.5	5,586.4	6,275.3	—
Mexico	8,899.9	15,657.8	3,362.4	2,427.5
Chile	8,804.9	10,368.8	1,488.3	4,432.5
Puerto Rico	4,066.0	3,465.0	817.3	—

Subtotal	26,128.3	35,078.0	11,943.3	6,860.0

Venezuela	924.1	2,503.6	3.7	—
Other countries	2,658.0	3,199.3	311.2	5,112.4

Total	29,710.4	40,781.0	12,258.3	11,972.5

Back to Contents

Asset Management and Private Banking

Income statement. January-December	Total			Change %

Millions of Euros	2003	2002	2001	03/02	02/01

Net interest income	93.6	114.3	155.4	(18.1)	(26.5)

Net fees and commissions	677.1	721.3	864.4	(6.1)	(16.6)

Basic revenue	770.7	835.6	1,019.7	(7.8)	(18.1)

Net gains on financial transactions	28.1	34.2	12.4	(18.0)	175.7

Gross operating income	798.7	869.8	1,032.2	(8.2)	(15.7)

Personnel and general expenses	(351.4)	(364.8)	(463.6)	(3.7)	(21.3)
a) Personnel expenses	(211.7)	(209.8)	(277.9)	0.9	(24.5)
b) General expenses	(122.1)	(134.5)	(164.9)	(9.2)	(18.4)
c) Allocated expenses	(17.6)	(20.5)	(20.8)	(13.9)	(1.4)
Depreciation	(29.4)	(28.0)	(59.1)	5.2	(52.7)
Other operating costs	(1.3)	(0.6)	1.1	103.6	—

Net operating income	416.6	476.4	510.5	(12.6)	(6.7)

Income from equity – acc. holdings	69.5	48.7	63.3	42.7	(23.1)
Other income	(6.3)	(38.7)	(21.5)	(83.6)	80.1
Net provisions for credit – losses	(4.1)	(4.2)	(2.9)	(1.5)	44.1
Goodwill amortization	—	—	—	—	—

Income before taxes	475.6	482.2	549.4	(1.4)	(12.2)

Net consolidated income	336.8	331.3	388.3	1.7	(14.7)

Net attributable income	319.6	327.0	356.5	(2.3)	(8.3)

Minority income comes mainly from Orígenes AFJP, which consolidates by the global integration method. It includes 60% of Net Income of the entity.

Balance sheet. December				Change %

Millions of Euros	2003	2002	2001	03/02	02/01

Loans and credits	1,548.7	1,448.8	2,244.8	6.9	(35.5)
Due from credit institutions	4.5	11.0	12.7	(59.1)	(13.4)
Investment securities	6,036.1	6,732.2	6,249.4	(10.3)	7.7
Tangible and intangible assets	845.3	701.7	1,217.0	20.5	(42.3)
Other assets	521.5	571.9	409.7	(8.8)	39.6

Total Assets / Liabilities	8,956.0	9,465.6	10,133.6	(5.4)	(6.6)

Customer deposits	6,136.2	7,216.8	6,318.1	(15.0)	14.2
Debt securities	—	0.0	57.0	—	(100.0)
Subordinated debt	—	0.0	0.0	—	—
Due to credit institutions	1,405.6	893.7	2,387.6	57.3	(62.6)
Other liabilities	821.2	835.4	875.1	(1.7)	(4.5)
Capital assigned	593.0	519.7	495.8	14.1	4.8

Other managed funds (off – balance sheet)	18,387.1	14,583.9	9,212.7	26.1	58.3

Mutual funds	14,735.2	11,603.9	5,618.3	27.0	106.5
Pension funds	104.3	72.2	60.2	44.5	19.9
Managed portfolios	3,547.7	2,907.8	3,534.2	22.0	(17.7)

Customer funds	24.523.4	21,800.7	15,587.8	12.5	39.9

Total managed funds	27.343.2	24,049.5	19,346.3	13.7	24.3

Ratios (%) and other data
ROE	59.38	66.08	71.97
Efficiency Ratio	43.99	41.94	44.91
NPL Ratio	0.19	0.24	0.10
NPL coverage	—	n.m.	n.m.

Back to Contents

Global Wholesale Banking

Income statement. January-December
Millions of Euros	Total			Change %

	2003	2002	2001	03/02	01/00

Net interest income	379.0	455.1	570.1	(16.7)	(20.2)

Net fees and commissions	330.8	326.0	370.6	1.5	(12.0)

Basic revenue	709.8	781.0	940.7	(9.1)	(17.0)

Net gains on financial transactions	76.3	(6.0)	77.7	—	—

Gross operating income	786.1	775.1	1,018.4	1.4	(23.9)

Personnel and general expenses	(373.7)	(399.1)	(434.5)	(6.4)	(8.2)
a) Personnel expenses	(197.2)	(218.2)	(233.3)	(9.6)	(6.5)
b) General expenses	(97.7)	(96.7)	(131.0)	1.1	(26.2)
c) Allocated expenses	(78.7)	(84.2)	(70.2)	(6.5)	19.9
Depreciation	(27.3)	(29.8)	(26.0)	(8.2)	14.4
Other operating costs	(1.8)	(1.3)	0.4	38.3	—

Net operating income	383.2	344.9	558.2	11.1	(38.2)

Income from equity – acc. holdings	(4.0)	(1.7)	—	130.5	—
Other income	(30.3)	(18.9)	(17.9)	60.3	5.7
Net provisions for credit – losses	(43.3)	(65.4)	(65.8)	(33.8)	(0.7)
Goodwill amortization	—	—	—	—	—

Income before taxes	305.7	258.9	474.6	18.0	(45.4)

Net consolidated income	229.0	176.9	376.4	29.4	(53.0)

Net attributable income	225.6	176.3	373.3	27.9	(52.8)

Balance sheet. December
Millions of Euros				Change %

	2003	2002	2001	03/02	02/01

Loans and credits	16,356.9	19,350.7	20,303.4	(15.5)	(4.7)
Due from credit institutions	4,869.6	6,142.9	7,102.1	(20.7)	(13.5)
Investment securities	26,244.8	33,160.0	52,453.5	(20.9)	(36.8)
Tangible and intangible assets	6,406.4	5,615.0	5,076.4	14.1	10.6
Other assets	8,209.6	5,504.5	10,012.9	49.1	(45.0)

Total Assets / Liabilities	62,087.3	69,773.1	94,948.3	(11.0)	(26.5)

Customer deposits	20,430.2	24,542.3	27,836.1	(16.8)	(11.8)
Debt securities	508.5	1,227.5	821.2	58.6)	49.5
Subordinated debt	32.4	32.4	29.9	—	8.3
Due to credit institutions	20,477.1	22,050.2	40,465.8	(7.1)	(45.5)
Other liabilities	19,073.5	20,153.2	23,937.9	(5.4)	(15.8)
Capital assigned	1,565.7	1,767.4	1,857.4	(11.4)	(4.8)

Other managed funds (off – balance sheet)	1,034.0	902.4	753.7	14.6	8.5

Mutual funds	441.7	391.4	355.5	12.9	10.1
Pension funds	575.6	488.7	396.6	17.8	1.8
Managed portfolios	16.8	22.3	1.6	(24.6)	—

Customer funds	22,005.1	26,704.6	29,440.9	(17.6)	(9.6)

Total managed funds	63,121.3	70,675.4	95,702.0	(10.7)	(26.2)

Ratios (%) and other data
ROE	13.32	9.34	18.37
Efficiency Ratio	47.54	51.49	42.67
NPL Ratio	0.70	1.21	0.92
NPL coverage	308.38	196.37	227.85

Back to Contents

Financial Management and Equity Stakes

Income statement. January-December
Millions of Euros				Change %

	2003	2002	2001	03/02	02/01

Net interest income	(112.7)	(274.3)	(406.4)	(58.9)	32.5

Net fees and commissions	11.4	9.9	(11.4)	15.0	—

Basic revenue	(101.3)	(264.4)	(417.8)	(61.7)	36.7

Net gains on financial transactions	217.6	128.5	(66.6)	69.3	—

Gross operating income	116.2	(135.9)	(484.4)	—	71.9

Personnel and general expenses	(114.6)	(69.2)	(77.9)	65.5	(11.1)
a) Personnel expenses	(16.8)	(19.7)	(30.8)	(14.7)	36.0
b) General expenses	(92.1)	(43.4)	(41.1)	112.0	5.6
c) Allocated expenses	(5.7)	(6.1)	(6.1)	(6.7)	—
Depreciation	(59.4)	(99.0)	(91.3)	(39.9)	8.4
Other operating costs	(4.5)	33.9	1.5	—	—

Net operating income	(62.3)	(270.2)	(652.1)	(77.0)	58.6

Income from equity – acc. holdings	258.7	162.4	408.2	59.3	(60.2)
Other income	1,615.8	626.6	1,838.9	157.9	(65.9)
Net provisions for credit – losses	(212.7)	115.9	24.7	—	368.7
Goodwill amortization	(2,241.7)	(1,358.6)	(1,873.0)	65.0	(27.5)

Income before taxes	(642.2)	(724.0)	(253.3)	11.3	(185.9)

Net consolidated income	(393.9)	(531.9)	(278.6)	25.9	(91.0)

Net attributable income	(760.5)	(920.4)	(842.8)	17.4	(9.2)

Balance sheet. December
Government debt securities	22,224.4	14,805.1	13,703.5	50.1	8.0
Investment securities	21,891.1	10,002.8	11,811.1	118.9	(15.3)
Goodwill	7,379.5	9,950.1	9,863.8	(25.8)	0.9
Liquidity lent to other business segments	23,986.1	17,847.1	18,103.4	34.4	(1.4)
Capital assigned to other business segments	15,629.5	14,334.4	14,238.9	9.0	0.7
Other assets	13,991.6	12,600.1	12,901.8	11.0	(2.3)

Total Assets / Liabilities	105,102.1	79,539.6	80,622.5	32.1	(1.3)

REPOs	23,393.2	13,438.4	12,409.9	74.1	8.3
Debt securities	26,499.0	17,285.9	22,439.1	53.3	(23.0)
Subordinated debt	9,445.4	10,796.1	10,847.5	(12.5)	(0.5)
Preferred stock	3,984.4	4,916.8	5,811.8	(19.0)	(15.4)
Other liabilities	24,582.8	16,379.7	11,142.6	50.1	47.0
Group capital and reserves	17,197.3	16,722.7	17,971.6	2.8	(7.0)

Other managed funds (off – balance sheet)	—	—	—	—	—

Mutual funds	—	—	—	—	—
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—

Customer funds	39,580.2	34,144.1	38,771.5	15.9	(11.9)

Total managed funds	105,102.1	79,539.6	80,622.5	32.1	(1.3)

Back to Contents

Industrial Equity stakes
Income statement. January-December
Millions of Euros				Change %

	2003	2002	2001	03/02	02/01

Contribution to results (*)	356.9	271.4	228.0	31.5	19.0
Financing costs	(85.5)	(135.6)	(153.3)	(36.9)	(11.6)

Revenue	271.3	135.8	74.7	99.8	81.8

Operating costs	(17.9)	(17.5)	(16.0)	2.1	9.7
Realized capital gains and other	196.7	713.9	1,122.1	(72.4)	(36.4)

Income before taxes	450.2	832.1	1,180.8	(45.9)	(29.5)

Net attributable income	378.5	716.2	1,157.2	(47.1)	(38.1)

(*) Dividends and income from equity-accounted holding included.

Financial stakes in Europe
Income statement. January-December
Millions of Euros				Change %

	2003	2002	2000	03/02	02/01

Contribution to results (*)	242.3	285.8	539.6	(15.2)	(47.0)
Financing costs	(82.5)	(146.6)	(216.9)	(43.7)	(32.4)

Revenue	159.9	139.3	322.7	14.8	(56.9)

Operating costs	(2.3)	(2.3)	(2.3)	(1.6)	1.6
Realized capital gains and other	125.2	979.2	644.9	(87.2)	51.8

Income before taxes	282.7	1,116.2	965.4	(74.7)	15.6

Net attributable income	331.7	980.2	833.8	(66.2)	17.6

(*) Dividends and income from equity-accounted holding included.

Back to Contents

k)   Minority Interest

Minority interest reflected in the consolidated balance sheet as of December 31, 2003 includes non-cumulative preferred non-voting shares issued by BSCH Finance Limited, BCH Capital Limited, and BCH Eurocapital Limited, guaranteed by the Bank. It also includes non-cumulative preferred non-voting shares issued by Banesto Holdings Ltd., Pinto Totta International Finance Ltd., Totta & Açores Financing Ltd, Banesto Preferentes, S.A. and Santander Central Hispano Finance, S.A. Unipersonal.

All of these are perpetual securities and there is no obligation that requires the Group to redeem them. None of these are mandatorily redeemable as defined in SFAS No. 150. All securities have been fully subscribed by third parties outside the Group (see Note 19 and Exhibit III), and are described in the table below:

	Outstanding at December 31, 2003

Issuer/Date of issue	Currency	Amount in currency (million)	Interest rate

BSCH Finance Limited.-
Series K (may-98) (*)	US$	150	7.190%
Series L (may-98)	Deutsche marks	500	6.250%
Series M (aug-98)	Euro	250	6.150%
Series N (dec-98) (*)	Euro	600	6.200%
Series O (may-99) (*)	Euro	1,000	5.500%
Series P (may-99)(*)	Euro	331.84	5.500%
Series Q (oct-00)	US$	300	8.625%

Banesto Holdings Ltd.-
1992	US$	77.3	10.500%

Banesto Preferentes, S.A- (**)
2003	Euro	131.14	Euribor (3M) +0.2%

BCH Capital Limited.-
1995	US$	230	9.430%

BCH Eurocapital Limited.-
1996 (*)	US$	450	L+2.30%
1997 (*)	US$	250	L+1.55%

Pinto Totta International Finance, Ltd.-
1997	US$	250	Var.

Totta & Açores Financing Limited.-
1996	US$	150	Var.

Santander Central Hispano Finance, S.A., Unipersonal.- (**)
2003	EUR	450	Fixed to 3% until April 7, 2004 and from this date Euribor (3M) +0.1%

(*)	After Bank of Spain authorization, these issuances could be early redeemed in 2004.
(**)	As these entities are designated variable interest entities, its issuances were classified as Long Term Debt and interest expense in the U.S. presentation Financial Statements shown in Note 27.4. Refer to 27.2(q) for more information.

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

Back to Contents

Balance sheets

	Thousands of Euros

	2003	2002
BSCH FINANCE LIMITED

Assets:
Cash	16,451	6,083
Deposits with Parent	2,856,889	4,153,039
Accrued interest receivable from Parent	13,348	31,770

Total Assets	2,886,688	4,190,892

Liabilities and stockholders' equity:
LIABILITIES:
Other Liabilities	12	31
Dividends payable	3,994	—

Total Liabilities:	4,006	31

STOCKHOLDERS’ EQUITY:
Non-cumulative guaranteed preference shares	2,861,394	3,932,568
Common Stock – Class A, U.S.$1 par value; 2 shares authorized, issued and outstanding	1	1
Common Stock – Class B, U.S.$1 par value; 500,000,000 shares authorized, 125,411,000 and 204,537,231 issued and outstanding as of December 31, 2003 and 2002, respectively	97,168	158,474
Retained earnings	(75,881)	99,818

Total Stockholder’s Equity	2,882,682	4,190,861

Total liabilities and stockholders’ equity	2,886,688	4,190,892

Statement of income

	Thousands of Euros

BSCH FINANCE LIMITED	2003	2002

Interest income from deposits with Parent	242,347	277,660
Administrative expenses	(269)	(250)
Foreign exchange rate losses	(159,337)	(530,070)
Net income / (loss)	82,741	(252,660)

Back to Contents

Statement of changes in retained earnings

Changes in Stockholders’ Equity	Common Stocks (1)		Non-cumulative Guaranteed Preference Shares (2)	Retained Earnings	Total Stockholders' Equity

	Shares	Amount

Balance at December 31, 2001	276,620,233	214,323	4,367,505	666,833	5,248,661
Redemption of Preference Shares C, D, and E	—	—	(434,937)	(35,095)	(470,032)
Redemption of Class B common stock	(72,083,000)	(55,848)	—	—	(55,848)
Dividends declared	—	—	—	(279,260)	(279,260)
Net loss	—	—	—	(252,660)	(252,660)
Balance at December 31, 2002	204,537,233	158,475	3,932,568	99,818	4,190,861
Redemption of Class B common stock	(79,126,231)	(61,306)	—	6,911	(54,395)
Redemption of Preference Shares F, G, H, J and R			(1,071,174)	(34,856)	(1,106,030)
Dividends declared	—	—	—	(230,495)	(230,495)
Net income	—	—	—	82,741	82,741
Balance at December 31, 2003	125,411,002	97,169	2,861,394	(75,881)	2,882,682

(1)	On February 17, 2002, on June 13, 2002 and on July 9, 2002, BSCH Finance Limited redeemed 23,740,000, 25,143,000 and 23,200,000 Class B ordinary shares for a cash consideration of €55,848.
On March 31, 2003 and September 30, 2003, BSCH Finance Limited redeemed 12,204,000 and 66,922,231 Class B ordinary shares for an amount of €61,306.

(2)	BSCH Finance Limited redeemed Series C, Series D, Series E, Series F, Series G, Series H, Series J and Series R as follows:
•	Under the terms of issue of the Series C Shares (as more particularly set out in the Company’s Prospectus dated October 18, 1995 relating thereto), the Company exercised the right to redeem the Series C Shares, in whole, at a redemption price of US$25.81 per share, plus accrued and unpaid dividends for the then current quarterly dividend period.
•	Under the terms of issue of the Series D Shares (as more particularly set out in the Company’s Prospectus dated June 28, 1996 and Prospectus Supplement dated July 1, 1996 relating thereto), the Company exercised the right to redeem the Series D Shares, in whole, at a redemption price of US$26.09 per share plus accrued and unpaid dividends.
•	Under the terms of issue of the Series E Shares (as more particularly set out in the Company’s Prospectus dated August 21, 1996 relating thereto), the Company exercised the right to redeem the Series E Shares, in whole, at a redemption price of US$26.0675 per share, plus accrued and unpaid dividends for the then current quarterly dividend period.
•	Under the terms of issue of the Series F Shares (as more particularly set out in the Company’s Prospectus dated January 10, 1997, and January 30, 1997 relating thereto), the Company exercised the right to redeem the Series F Shares, in whole, at a redemption price of US$25.8125 per share, plus accrued and unpaid dividends for the then current quarterly dividend period.
•	Under the terms of issue of the Series G Shares (as more particularly set out in the Company’s Prospectus dated May 1, 1997 relating thereto), the Company exercised the right to redeem the Series G Shares, in whole, at a redemption price of US$25.8125 per share, plus accrued and unpaid dividends for the then current quarterly dividend period.
•	Under the terms of issue of the Series H Shares (as more particularly set out in the Company’s Prospectus dated June 12, 1997 relating thereto), the Company exercised the right to redeem the Series H Shares, in whole, at a redemption price of US$25.00 per share, plus accrued and unpaid dividends for the then current quarterly dividend period.
•	Under the terms of issue of the Series J Shares (as more particularly set out in the Company’s Prospectus dated December 15, 1997 relating thereto), the Company exercised the right to redeem the Series J Shares, in whole, at a redemption price of US$25.00 per share, plus accrued and unpaid dividends for the then current quarterly dividend period.
•	On February 13, 2003 the resolution of the Board of Directors approved the redemption of the Series R Shares, in whole, at a redemption price of US$25.00 per share plus accrued and unpaid dividends for the then current quarterly dividend period.
The Bank of Spain has consented to the redemption of the Shares.

Back to Contents

L)	Stock option plans

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

Stock Compensation Plans

The Company issued a few stock option plans to managers of the company. The plans in force in 2003, 2002 and 2001 are summarized in the table below.

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

Back to Contents

	Number of Shares	Exercise Price (Euro)	Year Granted	Group	Number of People	Initial Exercising Date	Expiration date

Plans in force at January 1, 2001:
- Plan Two	57,600	2.49	1997	Managers	1	6/17/98	6/15/01
- Plan Four	5,959,200	7.84	1998	Managers	737	1/1/01	12/31/02
- Managers Plan 1999	4,993,024	2.29	1999	Managers	1,055	12/31/01	12/30/04
- Additional Managers Plan 1999	162,919	2.41	2000	Managers	45	4/1/02	12/30/04
- Investment Banking Plan	6,610,000	10.25	2000	Managers	65	6/16/03	6/15/05
- Young Executives Plan 2000	1,265,500	2.29	2000	Managers	597	7/1/03	6/30/05
- Managers Plan 2000	14,739,000	10.55	2000	Managers	1,038	12/30/03	12/29/05
- Latin America Plan	3,800,000	10.14	2000	Managers	193	2/1/02	2/1/03

	37,587,243	8.60

Options exercised in 2001:
- Plan Two	(57,600)	2.49
- Plan Four	(1,504,520)	7.84

	(1,562,120)	7.64

Plans in force at December 31, 2001:	36,025,123	8.64

Options Granted in 2002:
- Plan European Branches	2,895,000	9.41
Options exercised in 2002:
- Plan Four	(1,558,100)	7.84
- Managers Plan 1999	(3,000,700)	2.29
- Additional Managers Plan 1999	(78,440)	2.41

	(4,637,240)	4.15

Options canceled in 2002:
- Plan Four	(2,632,580)	7.84
- Investment Banking Plan	(170,000)	10.25
- Managers Plan 2000	(372,000)	10.55
- Latin America Plan	(3,800,000)	10.14

	(6,974,580)	9.28

Plans in force at December 31, 2002:	27,308,303	9.32

Options granted in 2003:
- European branches plan	1,410,000	6.55

Options exercised in 2003:
- Managers Plan 1999	(678,325)	2.29
- Young Executives Plan 2000	(262,250)	2.29
- Additional Managers Plan 1999	(24,512)	8.41

	(965,087)	—

Options canceled in 2003:
- Investment Banking Plan	(1,936,250)	10.25
- Young Executives Plan 2000	(77,000)	2.29

	(2,013,250)	9.95

Plans in force at December 31, 2003:
- Plan Four	264,000	7.84	1998	Managers	6	1/9/2001	12/30/2005
- Managers Plan 1999	1,313,999	2.29	1999	Managers	243	12/31/2001	12/30/2004
- Additional Managers Plan 1999	59,967	2.41	2000	Managers	14	4/1/2002	12/30/2004
- Investment Banking Plan	4,503,750	10.25	2000	Managers	56	6/16/2003	6/15/2005
- Young Executives Plan 2000	926,250	2.29	2000	Managers	319	7/1/2003	6/30/2005
- Managers Plan 2000	14,367,000	10.55	2000	Managers	1,039	12/30/2003	12/29/2005
-European branches plan	4,305,000	8.51	2002 and 2003	Managers	29	07/01/2004 and 07/01/2005	7/15/2005

	25,739,966	9.38

Back to Contents

The weighted average fair value of options granted during the years ended December 31, 2003 and 2002 was approximately €1.52 and €1.61 per share, respectively (In 2001 no stock option plan was approved). The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2003 and 2002:

Risk-free interest rates ranging from 2.28% to 4.48%; expected lives ranging from 2 to 2.5 years; expected dividend yield of 4.14% and 3.64%; and expected volatility ranging from 27.87% to 44.08%. No forfeiture rate was considered since the Group issued stock-options plans very recently (1997), and since then few plans have reached the end of the exercise period. The past records cannot be used to estimate a forfeiture rate.

Had compensation cost for these grants been determined consistent with Statement of FAS No. 123, “Accounting for Stock-Based Compensation,” the Company’s net income would have been reduced by approximately €12,572, €11,791, and €12,685 thousand for the twelve months ended December 31, 2003, 2002 and 2001 respectively. There would have been no significant impact on earnings per share:

Euros Thousand except per share data	2003	2002	2001

U.S. GAAP reported net income	2,264,332	2,286,959	2,176,711

Add: APB 25 Expense	7,557	9,553	32,399
Substract: FAS 123 Expense	(20,129)	(21,344)	(45,084)

Adjusted net income	2,251,760	2,275,168	2,164,026

Reported basic earnings per share	0.47	0.48	0.48
Change in net income	0.00	0.00	–0.01
Adjusted basic earnings per share	0.47	0.48	0.47

Reported diluted earnings per share	0.47	0.48	0.48
Change in net income	0.00	0.00	–0.01
Adjusted diluted earnings per share	0.47	0.48	0.47

M)   GUARANTEES

The Group provides a variety of guarantees to its customers to improve their credit standing and allow them to compete. The following table summarizes at December 31, 2003 and 2002 all of the guarantees.

As required, the “maximum potential amount of future payments” represents the notional amounts that could be lost if there were a total default by the guaranteed parties, without consideration of possible recoveries from collateral held or pledged, or recoveries under recourse provisions. There is no relationship between these amounts and probable losses on these guarantees. In fact maximum potential amount of future payments significantly exceed expected losses.

Back to Contents

Guarantees disclosures	Maximum potential amount of future payments

Thousands of Euros	2003	2002

Contingent liabilities:
Rediscounts. endorsements and acceptances	26,720	45,087
Assets assigned to sundry obligations	81,160	185,620
Guarantees and other sureties	27,273,863	23,862,776
Guaranties promises	66,431	468,429
Performance guarantees	20,778,894	17,618,751
Financial standby letters of credit	5,081,249	4,667,812
Doubtful guarantees	101,203	138,157
Credit Default Swaps	803,956	744,981
Non-consolidable Group companies (*)	442,130	224,646
Other contingent liabilities	3,372,446	3,609,177
Documentary Credits	3,240,322	3,304,148
Other contingent liabilities	131,516	304,297
Doubtful contingent liabilities	608	732

Total contingent liabilities	30,754,189	27,702,660

Commitments
Sales with repurchase option	512,698	466,644
Loan commitments drawable by third parties	48,612,317	49,103,795
Other commitments	5,385,641	5,206,970
Securities placement commitments	9,077	163,982
Securities subscribed and pending payment	7,040	67,092
Compensation room delivered bills	5,369,524	4,975,896

Total Commitments	54,510,656	54,777,409

(*) These amounts represent guarantees granted to entities of the Group that are not consolidated because its activity differs from that of the Bank and Spanish GAAP does not allow consolidating them (see consolidation principles in Note 1 and Note 27.2.a). These entities are presented in Exhibit II, and for the most part are insurance companies.

Performance guarantees are issued to guarantee a customer's obligations such as to made contractually specified investments, to supply specified products, commodities, or maintenance or warranty services to a third party, to guarantee completion of projects in accordance with contract terms, etc. Financial standby letters of credit include guarantees of payment of loans, credit facilities, promissory notes and trade acceptances. The Group always requires collateral to grant this kind of financial guarantees. In Documentary Credits the Groups acts as a payment mediator between trading companies located in different countries (import-export transactions). Under a documentary credit transaction, the parties involved deal with the documents rather than the goods to which the documents may relate. Usually the traded goods are used as collateral for the transaction and the Bank may provide some credit facilities. Loan commitments drawable by third parties include mostly credit card lines and commercial commitments. Credit card lines are unconditionally cancelable by the issuer. Commercial commitments are mostly 1 year facilities subject to information requirements to be provided by our customers.

The risk criteria followed to issue all kinds of guarantees, financial standby letters of credit, documentary credits and any risks of signature are in general the same ones that those used to other products of credit risk, and therefore subject to the same admission and tracking standards. The guarantees granted on behalf of our customers are subject to the same credit quality review process as any other risk product. On a regular basis, at least once a year, the solvency of the mentioned customers is checked as well as the probability of those guarantees to be executed. In case that it arises any doubt on the customer’s solvency we create allowances with charge to net income, by the amount of the expected losses even if there is no claim to us.

As of December 31, 2003 and 2002, the Group had allowances to cover expected losses on guarantees of €313,657 and 317,009 thousands.

According to FIN 45, a guarantee that is accounted for as a derivative instrument at fair value under Statement 133 are not subject to the initial recognition and initial measurement provisions of this Interpretation but are subject to its disclosure requirements, see Note 23 and Note 27.5.H for the requiered disclosures.

Back to Contents

N)	ACCOUNTING FOR THE TRANSFER AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENT OF LIABILITIES

In September 2000, the Financial Accounting Standards Board issued Statement No. 140 (SFAS 140), Accounting for the transfers and servicing of financial assets and extinguishments of Liabilities, which replaces SFAS 125. SFAS 140 revises certain standards in the accounting for securitizations and other transfers of financial assets and collateral, and requires some disclosures relating to securitization transactions and collateral, but it carries over most of SFAS 125’s provisions. As explained in note 27.1 A the accounting of transfer of Financial Assets under Spanish GAAP does not present significant differences with respect to US GAAP.

As of December 31, 2003 and 2002, €11,667 and €4,444 millions of mortgage loans were assigned as garantee of Mortgage backed securities issued pursuant to the Mortgage Market law (see note 7).

As of December 31, 2003 and 2002, the investment securities pledged to retain commitments amounted to €267 million and €600 million, respectively.

Under Spanish GAAP securitizations are accounted for following the “transfer of financial assets” rules. During 2003 the Group transferred loans to securizitation funds.

Securitization funds (the vehicle where securitized loans are transferred) are independent entities.

These funds, which are managed by the “Sociedad Gestora” (Managing Society), are registered and regulated by the Comisión Nacional del Mercado de Valores (CNMV). “Sociedad Gestora” is responsible for the management of the transferred loans by gathering a fixed fee.

Securitizations fund may only held:

–	Financial assets transferred to it that are passive in nature (loans)
–	Passive derivative financial instruments that pertain to beneficial interests (other than another derivative financial instrument) issued or sold to parties other than the transferor, its affiliates, or its agents.
–	Financial assets (for example, guarantees or rights to collateral) that would reimburse it if others were to fail to adequately service financial assets transferred to it or to timely pay obligations due to it and that it entered into when it was established, when assets were transferred to it, or when beneficial interests (other than derivative financial instruments) were issued by the SPE. All the guarantees relating to the transferred loans are transferred to the securitization funds.
–	Servicing rights related to financial assets that it holds
–	Temporarily, nonfinancial assets obtained in connection with the collection of financial assets that it holds
–	Cash collected from assets that it holds and investments purchased with that cash pending distribution to holders of beneficial interests that are appropriate for that purpose (that is, money-market or other relatively risk-free instruments without options and with maturities no later than the expected distribution date).

No gains or losses were registered in earnings for all securitizations because the selling price was equal to the book value of transferred loans. Therefore no adjustment was made in reconciliation to US GAAP.

The outstanding balance of the transferred loans as of December 31, 2003, 2002 and 2001 amounts to €14,502,199, €10,794,186 and €5,992,747 thousands.

Back to Contents

Exhibit I

Consolidated companies composing the Santander Group (2)
		% of Ownership by the Bank			Millions of Euros

							Net Income
Company	Location	Direct	Indirect	Line of Business	Capital Stock (*)	Reserves (*)	(Loss) (*)	Cost (*)

A.G. Activos y Participaciones, S.A.	Spain	—	88.49%	Securities investment	5	152	5	83
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	Holding company	395	—	(51)	736
Administradora de Fondos de Pensiones y Cesantías Santander, S.A.	Colombia	—	100.00%	Pension fund manager	9	15	6	100
Afinidad AFAP, S.A.	Uruguay	—	100.00%	Fund manager	1	—	—	11
AFP Summa Bansander S.A.	Chile	—	99.44%	Pension fund manager	23	25	13	73
AFP Unión Vida, S.A.	Peru	—	99.94%	Pension fund manager	10	4	17	20
Agrícola Los Juncales, S.A.	Spain	—	88.60%	Real estate	1	9	3	10
AKB Marketing Services Sp. Z.o.o.	Poland	—	100.00%	Marketing	1	—	—	8
Alce Tenedora Inversiones, S.L.	Spain	—	100.00%	Holding company	—	—	—	—
Aljarafe Golf, S.A.	Spain	—	70.51%	Real estate	17	(4)	—	—
Aljardi SGPS, Lda.	Portugal	—	100.00%	Holding company	1,159	(8)	(2)	1,159
Allfunds Bank, S.A.	Spain	—	100.00%	Banking	27	(4)	2	25
Altec, S.A.	Chile	—	100.00%	IT services	12	(7)	(8)	12
América Latina Tecnología de México, S.A. De C.V.	Mexico	99.99%	—	IT services	51	—	(3)	16
Andaluza de Inversiones, S.A.	Spain	—	100.00%	Securities investment	30	(1)	(1)	27
Argenline, S.A.	Uruguay	—	100.00%	Finance	—	—	—	—
Asesora de Titulización, S.A., S.G.F.T.	Spain	70.00%	30.00%	Securitization	1	—	1	1
Asesora Santander, C.A.	Venezuela	—	76.50%	Counseling services	—	—	—	1
Aurum, S.A.	Chile	0.92%	99.08%	Holding company	53	(50)	(12)	51
Ausant Holding GMBH	Austria	—	99.83%	Holding company	11	512	—	158
Ausant Merchant Participations GMBH	Austria	—	99.41%	Holding company	—	427	1	104
B.R.S. Investment S.A.	Argentina	—	100.00%	Finance	33	(25)	(1)	245
B.S.N. Dealer – Sociedade Financeira de Corretagem, S.A.	Portugal	—	99.35%	Securities company	4	9	1	3
Banca Serfin, S.A.	Mexico	—	73.98%	Banking	485	209	219	641
Banco Alicantino de Comercio, S.A.	Spain	—	88.60%	Banking	9	—	—	9
Banco Banif, S.A.	Spain	100.00%	—	Banking	39	78	22	132
Banco Caracas, Holding N.V.	Netherlands Antilles	—	87.71%	Banking	11	7	(3)	38
Banco Caracas, N.V.	Netherlands Antilles	—	87.71%	Banking	10	(1)	(3)	8
Banco de Albacete, S.A.	Spain	100.00%	—	Banking	9	—	1	9
Banco de Asunción, S.A.	Paraguay	—	99.32%	Banking	1	5	(3)	34
Banco de Venezuela, S.A., Banco Universal (1)	Venezuela	96.78%	1.47%	Banking	20	209	129	606
Banco de Vitoria, S.A.	Spain	—	88.33%	Banking	23	94	—	77
Banco do Estado de Sao Paulo, S.A.	Brazil	—	98.01%	Banking	692	242	486	739
Banco Español de Crédito, S.A.	Spain	87.33%	1.27%	Banking	1,229	972	429	1,861
Banco Madesant – Sociedade Unipessoal, S.A.	Portugal	—	100.00%	Banking	624	549	59	1,150
Banco Río de la Plata S.A.	Argentina	20.18%	78.91%	Banking	124	338	(181)	1,396
Banco Santa Cruz, S.A.	Bolivia	96.19%	0.15%	Banking	45	12	6	65
Banco Santander (Panamá), S.A.	Panama	—	100.00%	Banking	10	18	6	71

Back to Contents

		% of Ownership by the Bank			Millions of Euros

							Net Income
Company	Location	Direct	Indirect	Line of Business	Capital Stock (*)	Reserves (*)	(Loss) (*)	Cost (*)

Banco Santander (Suisse), S.A.	Switzerland	—	99.96%	Banking	19	46	12	23
Banco Santander Bahamas International, Ltd.	Bahamas	—	100.00%	Banking	5	797	11	785
Banco Santander Brasil, S.A.	Brazil	—	95.93%	Banking	341	88	(3)	477
Banco Santander Central Hispano (Guernsey), Ltd.	Guernsey	—	99.98%	Banking	10	33	4	10
Banco Santander Chile	Chile	—	83.94%	Banking	939	144	277	1,432
Banco Santander Colombia, S.A.	Colombia	—	97.64%	Banking	57	17	3	439
Banco Santander de Negocios Portugal, S.A.	Portugal	—	99.35%	Banking	26	89	21	28
Banco Santander International	USA	94.80%	5.20%	Banking	4	85	11	8
Banco Santander Meridional, S.A.	Brazil	—	96.91%	Banking	222	25	19	546
Banco Santander Mexicano, S.A.	Mexico	—	73.98%	Banking	236	387	211	493
Banco Santander Portugal, S.A.	Portugal	12.74%	85.21%	Banking	156	125	37	327
Banco Santander Puerto Rico	Puerto Rico	—	88.63%	Banking	84	274	23	348
Banco Santander, S.A.	Brazil	—	99.89%	Banking	916	70	383	1,849
Banco Santander, S.A.	Uruguay	—	100.00%	Banking	36	(13)	(18)	48
Banco Standard Totta de Moçambique, SARL	Mozambique	—	54.97%	Banking	—	—	—	1
Banco Totta & Açores, S.A.	Portugal	73.73%	25.64%	Banking	529	1,322	87	3,198
Banco Totta de Angola, SARL	Angola	—	99.35%	Banking	8	6	8	18
Banco Totta de Cabo Verde	Cape Verde	—	99.36%	Banking	3	—	—	3
Banespa, S.A Serviços Técnicos, Administrativos e de Corretagem de Seguros	Brazil	—	98.01%	Services	4	(41)	62	25
Banespa, S.A. Corretora de Cambio e Titulos	Brazil	—	98.01%	Securities company	6	(11)	18	7
Banesto Banca Privada Gestión, S.A. S.G.I.I.C.	Spain	—	88.60%	Fund manager	2	—	—	2
Banesto Banco de Emisiones, S.A.	Spain	—	88.60%	Banking	24	53	—	77
Banesto Bolsa, S.A., Sdad. Valores y Bolsa	Spain	—	88.60%	Securities company	5	63	5	35
Banesto Delaware, Ltd.	USA	—	88.60%	Finance	—	—	—	—
Banesto e-Business, S.A.	Spain	—	88.60%	Securities investment	6	(6)	(1)	6
Banesto Factoring, S.A. Establecimiento Financiero de Crédito	Spain	—	88.60%	Factoring	5	13	—	13
Banesto Finance, Ltd.	Cayman Islands	—	88.60%	Finance	—	—	—	—
Banesto Issuances, Ltd.	Cayman Islands	—	88.60%	Finance	1	—	—	1
Banesto Renting, S.A.	Spain	—	88.60%	Finance	1	1	1	2
Banesto Servicios y Tecnología Aplicada, S.A.	Spain	—	88.60%	Services	4	—	—	4
Banif Gestión, S.A., S.G.I.I.C.	Spain	—	97.72%	Fund manager	1	5	1	2
Bansa Santander, S.A.	Chile	—	99.99%	Real estate	19	(16)	(1)	17
Bansaleasing Colombia, S.A., Compañía de Financiamiento Comercial	Colombia	—	100.00%	Leasing	4	1	—	8
Bansamex, S.A.	Spain	50.00%	—	Cards	—	1	—	1
Bansander de Financiaciones, S.A., EFC.	Spain	—	100.00%	Finance	5	24	2	4
Bansander Leasing, Corp.	Puerto Rico	—	100.00%	Leasing	—	4	—	—
Bansander, S.A.	Spain	100.00%	—	Securities investment	—	—	—	—
Bansimo Imobiliaria, Lda.	Portugal	—	99.36%	Real estate management	25	(14)	—	25
BCH Holding Gestión, S.A.	Spain	—	100.00%	Securities investment	—	1	—	—
BCH International B.V.	Netherlands	100.00%	—	Holding company	19	(3)	8	3
Biamer, S.A.	Spain	—	100.00%	Holding company	—	—	—	1
Bitalbond, B.V.	Netherlands	100.00%	—	Holding company	—	16	—	17
Bozano, Simonsen Latín América, S.A.	Argentina	—	96.91%	Finance	—	—	—	—
Briswiss, Ltd.	Virgin Islands	—	99.65%	Holding company	687	270	27	938

Back to Contents

		% of Ownership by the Bank			Millions of Euros

							Net Income
Company	Location	Direct	Indirect	Line of Business	Capital Stock (*)	Reserves (*)	(Loss) (*)	Cost (*)

BSCH Online, Inc.	Bahamas	100.00%	—	Internet	8	(2)	—	6
Buhal Leasing, Ltd.	United Kingdom	100.00%	—	Leasing	7	(5)	—	2
Cabel, S.A.	Belgium	86.99%	9.98%	Holding company	—	—	—	—
Canfy, S.L.	Spain	89.00%	11.00%	Holding company	51	17	11	77
Cántabra de Inversiones, S.A.	Spain	100.00%	—	Securities investment	187	43	548	187
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	—	Securities investment	154	17	(18)	141
Capital Riesgo Global, SCR, S.A.	Spain	100.00%	—	Venture capital company	11	166	(2)	177
Cartera Mobiliaria, S.A., SIM	Spain	54.99%	29.48%	Securities investment	31	439	42	210
Carvasa Inversiones, S.L.	Spain	—	100.00%	Holding company	7	56	(7)	101
Casa de Bolsa Santander Serfín, S.A. De C.V.	Mexico	—	73.95%	Securities company	32	5	6	32
CC – Bank Spólka Akcyjna	Poland	—	100.00%	Banking	11	6	(2)	17
CC autoboerse.de AG	Germany	—	100.00%	Internet	1	—	1	1
CC Credit Rt.	Hungary	—	100.00%	Finance	4	1	2	4
CCB Finance, s.r.o.	Czech Republic	—	100.00%	Leasing	22	(1)	1	22
CC-Bank Aktiengesellschaft	Germany	—	100.00%	Banking	30	357	178	399
CC-Debit GmbH	Germany	—	100.00%	Insurance	—	—	4	—
CC-Holding GmbH	Germany	—	100.00%	Holding company	49	242	2,056	1,247
CC-ITS GmbH	Germany	—	100.00%	Services	—	—	2	—
CC-Leasing Austria Gesellschaft m.b.h.	Austria	—	100.00%	Leasing	—	—	—	—
CC-Leasing GmbH	Germany	—	100.00%	Leasing	1	3	26	4
Centradia España, S.A.	Spain	—	100.00%	Counseling	—	—	—	—
Centro de Equipamientos Zona Oeste, S.A.	Spain	25.35%	74.65%	Real estate	52	(12)	(7)	37
Comercial Española de Valores, S.A.	Spain	69.03%	30.97%	Securities investment	8	22	—	27
Companhía Geral de Crédito Predial Português, S.A.	Portugal	—	99.36%	Banking	280	315	50	678
Consortium, S.A.	Spain	—	100.00%	Securities investment	4	44	14	72
Consultoría Tributaria, Financiera y Contable, S.A.	Spain	100.00%	—	Counseling services	—	—	—	—
Corpoban, S.A.	Spain	—	88.49%	Securities investment	36	26	2	65
Corporación Industrial y Financiera de Banesto, S.A.	Spain	—	88.49%	Holding company	134	238	5	401
Corredora de Seguros Santander, Ltda.	Chile	—	83.94%	Insurance broker	1	3	5	1
Coutts (USA) International	USA	100.00%	—	Holding company	2	19	(7)	55
Coutts Securities, Inc.	USA	100.00%	—	Holding company	—	1	—	10
Credisol, S.A.	Uruguay	—	100.00%	Cards	—	—	—	7
Crefisa, Inc.	Puerto Rico	100.00%	—	Finance	34	—	—	34
Digital Procurement Holdings, N.V.	Netherlands	89.03%	—	Electronic services	16	—	—	14
Diners Club Spain, S.A.	Spain	90.00%	—	Cards	2	5	1	7
Dudebasa, S.A.	Spain	—	88.60%	Finance	22	13	—	24
Editel, S.L.	Spain	—	100.00%	Telecommunications	21	6	—	27
Elerco, S.A.	Spain	—	88.49%	Rental	—	37	1	38
Factoring Santander Serfín, S.A. De C.V.	Mexico	—	73.04%	Factoring	52	(28)	—	6
FC Factor S.R.L.	Italy	—	70.00%	Finance	1	1	—	1
FFB – Participaçoes e Serviços, Sociedade Unipessoal, S.A.	Portugal	—	100.00%	Holding company	1,020	2,232	80	1,020
Fideicomiso GFSSLPT Banca Serfín, S.A.	Mexico	—	73.98%	Finance	28	—	—	20
Finconsumo Banca SPA	Italy	—	70.00%	Finance	22	41	18	82
Foggia, S.G.P.S., S.A.	Portugal	—	99.36%	Holding company	419	1,705	7	1,909

Back to Contents

		% of Ownership by the Bank			Millions of Euros

							Net Income
Company	Location	Direct	Indirect	Line of Business	Capital Stock (*)	Reserves (*)	(Loss) (*)	Cost (*)

Fomento Cultural Santander Mexicano, A.C.	Mexico	—	73.98%	Services	—	1	—	—
Fomento e Inversiones, S.A.	Spain	100.00%	—	Securities investment	1	14	(32)	17
Fondo Inverpro, S.A. De C.V.	Mexico	—	73.96%	Fund manager	3	(1)	—	2
Fondos Santander, S.A. Administradora de Fondos de Inversión	Uruguay	—	100.00%	Fund manager	—	—	—	1
Fonlyser, S.A. De C.V.	Mexico	—	73.97%	Finance	32	—	—	17
Formación Integral, S.A.	Spain	—	88.60%	Training	1	—	—	1
Fortensky Trading, Ltd.	Ireland	—	100.00%	Finance	—	—	—	—
Gedinver e Inmuebles, S.A.	Spain	—	88.60%	Finance	3	4	2	9
Geoban, S.A.	Spain	—	88.60%	Services	—	1	—	1
Gescoban Soluciones, S.A.	Spain	—	88.60%	Finance	—	—	—	—
Gessinest Consulting, S.A.	Spain	99.88%	0.12%	Holding company	9	(54)	(1)	—
Gestión Industrial Hispamer, S.A.	Spain	100.00%	—	Business promotion	—	—	—	—
Gestión Santander México, S.A. De C.V.	Mexico	—	73.98%	Finance	2	1	3	1
Grupo Empresarial Santander, S.L.	Spain	80.38%	19.62%	Holding company	2,843	1	2	4,005
Grupo Financiero Santander Serfín, S.A. De C.V.	Mexico	73.73%	0.25%	Holding company	1,760	(307)	434	1,747
Grupo Inmobiliario La Corporación Banesto, S.A.	Spain	—	88.49%	Securities investment	1	9	(2)	24
Grupo Santander Perú, S.A.	Peru	—	100.00%	Holding company	19	4	11	323
Hipotebansa EFC, S.A.	Spain	100.00%	—	Mortgage loan company	36	8	16	36
Hispamer Servicios Financieros EFC, S.A.	Spain	—	100.00%	Finance	83	32	39	98
Holbah II, Ltd.	Bahamas	—	100.00%	Holding company	—	959	(9)	1,232
Holbah Merchant Co., Ltd.	Bahamas	—	100.00%	Holding company	2	(33)	(3)	30
Holbah, Ltd.	Bahamas	—	100.00%	Holding company	—	(211)	50	122
Holneth Merchant, B.V.	Netherlands	—	100.00%	Holding company	—	(2)	—	—
Holneth, B.V.	Netherlands	—	100.00%	Holding company	9	42	(7)	9
Holsant, B.V.	Netherlands	—	100.00%	Holding company	—	31	(20)	—
Hualle, S.A.	Spain	—	88.60%	Securities investment	—	—	—	—
Imoholsant-Imobiliaria, S.A.	Portugal	—	99.36%	Holding company	2	23	—	25
Ingeniería de Software Bancario, S.L.	Spain	49.00%	45.19%	IT services	61	(4)	(6)	28
Inmobiliaria Central Española, S.A.	Spain	99.99%	0.01%	Holding company	3	—	—	4
Inmobiliaria Laukariz S.A.	Spain	—	88.60%	Real estate	—	14	—	10
Inmobiliaria Lerma y Amazonas, S.A. De C.V.	Mexico	—	73.94%	Real estate management	7	11	(1)	13
Inmobiliaria Santander México, S.A de C.V.	Mexico	—	99.99%	Real estate management	8	(8)	—	6
Inmuebles B de V 1985 C.A.	Venezuela	—	35.02%	Rental of premises	—	1	—	—
Integrated Securities Services, S.A.	Spain	—	60.00%	Holding company	1	—	1	—
Integritas Trust, S.A.	Switzerland	—	100.00%	Holding	—	—	—	—
Inversiones de Valores Industriales, S.A., SIM	Spain	—	99.99%	Securities investment	3	7	(2)	8
Inversiones Estratégicas, S.A. De C.V.	Mexico	—	47.60%	Finance	—	—	—	—
Inversiones Internacionales Bansander, S.A.	Chile	—	99.44%	Finance	2	—	—	2
Inversiones Santander (Bahamas), Ltd.	Bahamas	—	85.00%	Counseling services	10	2	(8)	10
Itasant Sociedade Gestora de Participaçoes Sociais Sociedade Unipessoal, Lda.	Portugal	—	100.00%	Holding company	—	348	(11)	92
Larix Limited	Isle of Man	—	88.60%	Real estate	—	2	—	2
Lion Consulting, S.A.	Argentina	—	98.01%	Counseling services	—	—	—	—
Lodares Inversiones, S.L.	Spain	100.00%	—	Holding company	12	225	19	236
Macame, S.A.	Spain	90.09%	9.91%	Holding company	1	3	36	10

Back to Contents

		% of Ownership by the Bank			Millions of Euros

							Net Income
Company	Location	Direct	Indirect	Line of Business	Capital Stock (*)	Reserves (*)	(Loss) (*)	Cost (*)

Madeisisa – SGPS Sociedade Unipessoal, Lda.	Portugal	—	99.36%	Holding company	3	(1)	6	3
Mercado de Dinero, S.A.	Spain	—	88.60%	Securities investment	—	—	—	—
Mermul Mercados Múltiplos, S.A.	Portugal	—	99.36%	Real estate management	41	—	—	41
MKTF, S.A. De C.V.	Mexico	—	100.00%	Finance	—	—	—	1
Mosiler, S.A.	Uruguay	—	100.00%	Servicios	—	—	—	—
Nave de Argo, S.L., Sociedad Unipersonal	Spain	100.00%	—	Holding company	—	—	—	—
Nordin, S.A.	Spain	—	88.60%	Real estate	—	(1)	2	—
Oil-Dor, S.A.	Spain	—	88.49%	Finance	60	70	6	122
Omega Gesellschaft für Vertriebsentwicklung mbh	Germany	—	100.00%	Holding company	—	—	—	—
Operadora de Derivados Serfin, S.A. De C.V.	Mexico	—	73.97%	Finance	—	—	—	—
Optimal Investment Services, S.A.	Switzerland	—	100.00%	Fund manager	4	—	1	5
Orígenes AFJP, S.A.	Argentina	—	59.20%	Pension fund manager	35	19	(9)	183
Pacale, S.A. De C.V.	Mexico	—	73.94%	Finance	7	12	(1)	13
Pan American Bank, Ltd.	Bahamas	—	100.00%	Banking	2	2	—	26
Parasant, S.A.	Switzerland	100.00%	—	Holding company	1,156	31	—	1,156
Patagon Bank, S.A.	Spain	—	100.00%	Banking	39	(10)	1	47
Patagon Euro, S.L.	Spain	87.83%	12.17%	Holding company	7	132	(58)	75
Peninsular, S.A.	France	100.00%	—	Holding company	—	—	—	9
Pombimo Imobiliaria, S.A.	Portugal	—	99.36%	Real estate management	8	2	—	32
Portada, S.A.	Chile	—	96.16%	Finance	4	1	—	5
Premises, B.V.	Netherlands	100.00%	—	Finance	—	—	—	—
Préstamos de Consumo, S.A.	Argentina	—	99.97%	Finance	18	(18)	—	8
Promoción de Servicios Integrales, S.A. De C.V.	Mexico	—	99.99%	Services	—	—	—	—
Promociones y Desarrollo Bansa, S.A. De C.V.	Mexico	—	99.99%	Finance	—	—	—	—
Promotora AFR de Venezuela, S.A.	Venezuela	—	98.23%	Counseling services	6	(2)	(1)	6
Riobank International (Uruguay) SAIFE	Uruguay	—	100.00%	Banking	16	5	—	18
Riyal, S.L.	Spain	60.20%	39.80%	Holding company	17	388	47	426
S C Servicios y Cobranzas S.A.	Colombia	—	97.76%	Collection and payment services	—	1	—	1
Saninv Gestao e Investimentos, Sociedade Unipessoal, S.A.	Portugal	—	100.00%	Finance	—	—	—	—
Santana Credit E.F.C., S.A.	Spain	—	50.00%	Finance	4	1	1	1
Santander – Imovest, Sociedade Gestora de Fundos de Investimentos Imobiliários, S.A.	Portugal	—	99.35%	Fund manager	1	1	2	3
Santander Asset Management, Ltda.	Brazil	—	95.93%	Securities investment	3	—	9	2
Santander Asset Management, S.L.	Spain	100.00%	—	Fund and portfolio management	29	66	36	10
Santander Banespa Administradora de Consorcios, Ltda.	Brazil	—	95.93%	Finance	—	—	—	—
Santander Banespa, Cia. de Arrendamiento Mercantil	Brazil	—	98.01%	Leasing	96	4	6	105
Santander Bank and Trust (Bahamas), Ltd.	Bahamas	—	100.00%	Banking	1	1,427	1	1,257
Santander BankCorp	Puerto Rico	—	88.63%	Holding company	92	337	20	190
Santander Benelux, S.A., N.V.	Belgium	99.99%	0.01%	Banking	40	1	1	25
Santander Brasil Arrendamento Mercantil, S.A.	Brazil	—	95.93%	Leasing	11	1	1	10
Santander Brasil Investimentos e Serviços, S.A.	Brazil	—	98.74%	Services	17	11	3	29
Santander Brasil Participaçoes e Emprendimentos, S.A.	Brazil	—	95.93%	Services	3	2	1	6
Santander Brasil Participaçoes e Serviços Técnicos, Ltda.	Brazil	—	95.90%	Services	71	—	(12)	76
Santander Brasil S.A., Corretora de Cambio e Valores Mobiliarios	Brazil	—	96.84%	Securities company	10	10	2	13

Back to Contents

		% of Ownership by the Bank			Millions of Euros

							Net Income
Company	Location	Direct	Indirect	Line of Business	Capital Stock (*)	Reserves (*)	(Loss) (*)	Cost (*)

Santander Capitalizaçao, S.A.	Brazil	—	98.98%	Fund manager	4	1	12	4
Santander Central Hispano – Gestâo de Empresas de Crédito Especializado, SGPS, S.A.	Portugal	—	99.36%	Securities investment	4	1	34	16
Santander Central Hispano Activos Inmobiliarios, S.A., S.G.I.I.C.	Spain	—	99.09%	Fund manager	1	6	10	6
Santander Central Hispano Asset Management Bahamas Inc.	Bahamas	—	100.00%	Fund manager	—	15	3	—
Santander Central Hispano Asset Management Ireland, Ltd.	Ireland	—	100.00%	Fund manager	—	13	2	—
Santander Central Hispano Asset Management Luxembourg, S.A.	Luxembourg	—	97.72%	Fund manager	—	1	—	—
Santander Central Hispano Bolsa, S.V., S.A.	Spain	—	100.00%	Securities company	25	81	22	104
Santander Central Hispano Carteras, S.A., S.G.C.	Spain	—	100.00%	Fund manager	1	4	1	1
Santander Central Hispano Desarrollo, SGECR, S.A.	Spain	100.00%	—	Venture capital company	—	—	—	—
Santander Central Hispano Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	—	Factoring	59	20	4	76
Santander Central Hispano Finance (Delaware), Inc.	USA	100.00%	—	Finance	—	1	—	—
Santander Central Hispano Finance, B.V.	Netherlands	100.00%	—	Finance	—	1	—	—
Santander Central Hispano Financial Services, Ltd.	Cayman Islands	100.00%	—	Finance	—	1	—	—
Santander Central Hispano Gestión, S.A., S.G.I.I.C.	Spain	28.30%	69.42%	Fund manager	23	30	50	33
Santander Central Hispano International Ltd.	Cayman Islands	100.00%	—	Finance	—	3	—	—
Santander Central Hispano Investment, S.A.	Spain	100.00%	—	Banking	21	120	97	14
Santander Central Hispano Investment Securities, Inc.	USA	—	100.00%	Securities company	230	(153)	(12)	295
Santander Central Hispano Issuances, Ltd.	Cayman Islands	100.00%	—	Finance	—	3	—	—
Santander Central Hispano Lease, S.A., E.F.C.	Spain	100.00%	—	Leasing	48	12	8	51
Santander Central Hispano Multileasing, S.A., E.F.C.	Spain	70.00%	30.00%	Leasing	23	3	2	23
Santander Central Hispano Pensiones E.G.F.P., S.A.	Spain	21.20%	76.52%	Pension fund manager	39	6	6	50
Santander Central Hispano Private Advisors, Ltd.	USA	100.00%	—	Holding company	—	—	—	—
Santander Central Hispano Renting, S.A.	Spain	100.00%	—	Renting	6	13	2	18
Santander Central Hispano Titulización SGFT, S.A.	Spain	81.00%	19.00%	Securitization	1	—	2	1
Santander Central Hispano Trade Services, Ltd.	Hong-Kong	—	100.00%	Counseling services	35	(34)	1	35
Santander Chile Holding, S.A.	Chile	22.11%	77.33%	Holding company	411	78	78	278
Santander Companhia Securitizadora de Créditos Financeiros	Brazil	—	95.90%	Collection management	73	1	(30)	55
Santander Consumer Finance, Germany GmbH	Germany	—	100.00%	Holding company	—	—	—	—
Santander Consumer Finance, S.A.	Spain	63.19%	36.81%	Banking	173	1,274	98	1,517
Santander Distribuidora de Títulos e Valores Mobiliarios, Ltda.	Brazil	—	95.93%	Securities company	2	1	—	3
Santander Factoring, S.A.	Chile	—	99.44%	Factoring	5	10	1	6
Santander Financial Products, Ltd.	Ireland	—	100.00%	Finance	—	139	10	162
Santander Gest, Sociedade Gestora de Patrimónios, S.A.	Portugal	—	99.35%	Fund manager	1	—	—	1
Santander Gestâo de Activos, SGPS, S.A.	Portugal	—	99.35%	Fund manager	4	16	5	7
Santander Gestión de Recaudación y Cobranzas, Ltda.	Chile	—	98.90%	Finance	1	—	—	2
Santander Global Services, S.A.	Uruguay	—	100.00%	Services	—	—	—	—
Santander Holding Gestión, S.L.	Spain	—	100.00%	Holding company	1	—	95	1
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	Holding company	23	5	476	23
Santander Insurance Agency, Inc.	Puerto Rico	—	88.63%	Securities investment	15	(8)	2	3
Santander Inversiones, S.A.	Chile	—	99.99%	Holding company	319	(18)	(8)	340
Santander Investment Bank, Ltd.	Bahamas	—	100.00%	Banking	8	99	(34)	405
Santander Investment Chile, Ltda.	Chile	—	99.99%	Finance	46	40	16	56
Santander Investment Colombia, S.A.	Colombia	—	99.86%	Finance	8	(1)	(1)	45

Back to Contents

		% of Ownership by the Bank			Millions of Euros

							Net Income
Company	Location	Direct	Indirect	Line of Business	Capital Stock (*)	Reserves (*)	(Loss) (*)	Cost (*)

Santander Investment Gerente FCI, S.A.	Argentina	—	99.09%	Fund manager	—	9	—	—
Santander Investment Inmobiliaria Colombia, Ltda.	Colombia	—	99.86%	Real estate management	6	(2)	—	1
Santander Investment Limited	Bahamas	—	100.00%	Securities company	—	13	1	8
Santander Investment, S.A.	Spain	100.00%	—	Holding company	308	(1,851)	—	327
Santander Investment Securities Singapore PTE, Ltd.	Singapore	—	100.00%	Finance	8	(7)	—	1
Santander Investment Sociedad Agente de Bolsa, S.A.	Peru	—	100.00%	Securities company	3	(1)	—	10
Santander Investment SPA	Italy	—	99.31%	Finance	3	—	—	3
Santander Investment Trust Colombia S.A., Sociedad Fiduciaria	Colombia	—	100.00%	Fund manager	2	7	—	17
Santander Investment Valores Colombia S.A., Comisionista de Bolsa Comercial	Colombia	—	97.76%	Securities company	—	1	1	1
Santander Investment, S.A., Corredores de Bolsa	Chile	—	99.99%	Securities company	12	14	3	12
Santander Management Gesellschaft für Abrechnungssyisteme mbh	Germany	—	100.00%	Finance	—	—	—	—
Santander Management Latinoamérica, B.V.	Netherlands	—	100.00%	Holding company	—	—	—	—
Santander Merchant Bank, Ltd.	Bahamas	—	100.00%	Banking	4	66	—	145
Santander Merchant, S.A.	Argentina	—	99.97%	Finance	9	(10)	—	20
Santander Mexicano, S.A., De C.V. Afore	Mexico	—	73.98%	Pension fund manager	33	4	44	4
Santander Multimedios, S.A.	Chile	—	99.99%	Internet	1	—	—	1
Santander Pensôes – Sociedade Gestora de Fundos de Pensôes, S.A.	Portugal	—	99.35%	Pension fund manager	1	1	1	1
Santander, S.A., Administradora de Fondos Inversión	Chile	—	99.98%	Fund manager	3	3	—	2
Santander S.A. Agente de Valores	Chile	—	84.09%	Securities company	41	67	19	21
Santander S.A. Sociedad Securitizadora	Chile	—	84.00%	Securitization	1	—	3	1
Santander Securities Corporation	Puerto Rico	—	88.63%	Securities company	19	2	7	17
Santander Sociedad de Bolsa, S.A.	Argentina	—	99.09%	Securities company	1	2	1	3
Santander Sociedade Gestora de Fundos de Investimento Mobiliario, S.A.	Portugal	—	99.35%	Fund manager	4	4	4	5
Santander Venezuela Sociedad Administradora de Entidades de Inversión Colectiva, C.A.	Venezuela	—	76.50%	Fund manager	—	—	—	—
Santander, S.A., Administradora General de Fondos	Chile	—	83.95%	Fund manager	12	18	11	8
Santiago Corredores de Bolsa, Ltda.	Chile	—	83.94%	Securities company	7	3	—	8
Santiago Leasing, S.A.	Chile	—	84.02%	Leasing	27	7	3	51
Santusa Holding, S.L.	Spain	60.16%	39.84%	Holding company	3,702	4,065	806	6,567
SCH Overseas Bank, Inc.	Puerto Rico	—	100.00%	Banking	88	117	7	80
Sercopyme, S.A.	Spain	—	88.60%	Services	17	2	—	20
Serfin International Bank and Trust	Cayman Islands	—	99.36%	Banking	40	(12)	6	25
Serfin VII, Ltd.	Cayman Islands	—	100.00%	Fund manager	—	1	—	8
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	100.00%	—	Security	1	—	—	1
Servicios Administrados, S.A.	Uruguay	—	100.00%	Finance	—	—	—	3
Servicios Combinados Amatista, C.A.	Venezuela	—	76.50%	Trade services	—	—	—	—
Servicios de Cobranza, Recuperación y Seguimiento, S.A. De C.V.	Mexico	—	100.00%	Services	2	—	—	4
Sinvest Inversiones y Asesorías Limitada	Chile	—	99.99%	Finance	1	29	4	2
Sistema 4B, S.A.	Spain	46.02%	11.49%	Cards	3	13	4	10
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	—	100.00%	Appraisals	1	—	1	1
Societe de Gestion de Leopard Fund, S.A.	Luxembourg	—	100.00%	Fund manager	—	—	—	—
Sodepro, S.A.	Spain	—	88.33%	Finance	3	1	—	3
Soince, S.A.	Chile	0.01%	99.80%	Holding company	—	8	(1)	8
Somaen Dos, S.L.	Spain	—	59.96%	Holding company	26	634	78	402

Back to Contents

		% of Ownership by the Bank			Millions of Euros

							Net Income
Company	Location	Direct	Indirect	Line of Business	Capital Stock (*)	Reserves (*)	(Loss) (*)	Cost (*)

Sotrón, S.L.	Spain	100.00%	—	Holding company	5	85	11	86
Surandinas Asesorias e Inversiones, Ltda.	Chile	—	100.00%	Securities company	—	—	—	1
Swesant Merchant, S.A.	Switzerland	—	100.00%	Holding company	2	—	—	383
Swesant, S.A.	Switzerland	—	100.00%	Holding company	—	164	—	—
Symbios Capital, B.V.	Netherlands	—	100.00%	Venture capital company	58	(25)	7	41
Symbios Capital, S.L.	Spain	98.00%	2.00%	Holding company	—	1	(1)	—
Tarajalte, S.A.	Spain	99.99%	0.01%	Holding company	—	—	—	—
Tarjetas Banvenez, S.A.	Venezuela	—	98.25%	Finance	—	3	1	2
Taxagest Sociedade Gestora de Participaçoes Sociais, S.A.	Portugal	—	99.35%	Holding company	42	23	14	42
Teatinos Siglo XXI, S.A.	Chile	50.00%	50.00%	Holding company	68	(82)	62	362
Teylada, S.A.	Spain	11.11%	88.89%	Securities investment	—	—	—	—
Títulos de Renta Fija, S.A.	Spain	100.00%	—	Securities investment	—	—	—	—
Tornquist Asesores de Seguros, S.A.	Argentina	—	98.99%	Counseling services	—	—	—	—
Totta & Açores Ct. Inc. – Naugatuck	USA	—	99.36%	Banking	—	—	—	—
Totta & Açores Finance Ireland, Limited	Ireland	—	97.69%	Finance	57	—	2	56
Totta & Açores Inc. Newark	USA	—	99.36%	Banking	—	—	—	—
Totta (Ireland), PLC	Ireland	—	99.36%	Finance	286	14	11	284
Totta Crédito Especializado, Instituiçao Financeira de Crédito, S.A. (IFIC)	Portugal	—	99.13%	Leasing	35	36	14	42
Totta Urbe – Empresa de Administraçâo e Construçôes, S.A.	Portugal	—	99.36%	Real estate	100	5	—	147
Universia Holding, S.A.	Spain	50.00%	50.00%	Internet	—	—	—	—
Urbiespar, S.A.	Spain	—	45.89%	Real estate	—	—	—	—
Valores Santander Casa de Bolsa, C.A.	Venezuela	—	76.50%	Securities company	2	—	3	7
Vista Capital de Expansión, S.A. SGECR	Spain	—	50.00%	Venture capital management	—	2	(1)	1
Vista Desarrollo, S.A. SCR	Spain	100.00%	—	Venture capital company	48	49	2	48
W.N.P.H. Gestao e Investimentos Sociedade Unipessoal, S.A.	Portugal	—	100.00%	Securities investment	—	30	1	—
Wallcesa, S.A.	Spain	100.00%	—	Securities investment	2	15	(3)	14
Wassens Onroerend Goed, B.V.	Netherlands	—	100.00%	Holding company	—	—	—	—
Wex Point Finance, S.L.	Spain	—	45.16%	Services	1	3	(1)	3

(*)	Amount per books of each company as of December 31, 2003. The cost per books (net of allowance) is the figure per books of each holding company multiplied by the Group’s percentage of ownership, disregarding amortization of consolidation goodwill. The data on companies abroad were translated to euros at the year-end exchange rates.

(1)	Data expressed on a comparable basis with those for calendar 2003.

(2)	The preferred share issuer companies are detailed in Exhibit III, together with other relevant information.

Back to Contents

Exhibit II

Nonconsolidable companies in which the Santander Group has holdings of more than 3% (20% if unlisted)

		% of Ownership by the Bank			Millions of Euros

Company	Location	Direct	Indirect	Line of Business	Capital Stock (*)	Reserves (*)	Net Income (Loss) (*)

ABSLine Multimedia, S.L.	Spain	—	47.50%	Internet	2	(2)	(1)
Accordfin España, E.F.C., S.A.	Spain	—	49.00%	Finance	9	—	—
Administradora de Tarjetas de Crédito	Bolivia	—	24.08%	Cards	1	—	—
Agrícola Tabaibal, S.A.	Spain	—	65.74%	Agriculture and livestock	1	—	—
Agropecuaria Tapirapé, S.A.	Brazil	—	95.37%	Agriculture and livestock	2	(1)	—
Aguas de Fuensanta, S.A.	Spain	—	39.27%	Food	3	5	—
Alcaidesa Holding, S.A.	Spain	—	44.24%	Real estate	13	33	(1)
Alcaidesa Inmobiliaria, S.A.	Spain	—	44.24%	Real estate	34	36	(1)
Alcaidesa Servicios, S.A.	Spain	—	44.24%	Services	—	—	—
Almacenadora Serfin, S.A. de C.V.	Mexico	—	72.98%	Storage	16	(15)	—
Almacenadora Somex, S.A. de C.V.	Mexico	—	71.94%	Storage	1	4	—
AltaVida Compañía de Seguros de Vida, S.A.	Chile	—	100.00%	Insurance	9	13	3
Antena 3 de Televisión, S.A. (consolidated) (**)	Spain	0.51%	9.49%	Media	167	321	(30)
Aparcamientos y Construcciones, S.A.	Spain	—	88.60%	Real estate	3	(1)	—
Arena Communications Network, S.L. (**)	Spain	20.00%	—	Advertising	—	3	—
Asajanet Servicios Agropecuarios, S.L.	Spain	30.00%	—	Internet	—	1	—
Attijari Factoring Maroc, S.A. (**)	Morocco	—	25.00%	Factoring	3	—	—
Attijari International Bank Société Anonyme (**)	Morocco	50.00%	—	Banking	2	—	—
Auna Operadores de Telecomunicaciones, S.A. (consolidated) (**)	Spain	12.35%	11.14%	Telecommunications	2,198	671	(560)
Banco Internacional da Guiné-Bissau, S.A.	Guinea Bissau	—	48.69%	Banking	1	(32)	(1)
Banesto B2C Escaparate, S.L.	Spain	—	88.60%	Technology	2	(3)	—
Banesto Ceuta y Melilla, S.A.	Spain	—	88.59%	SIMCAV	5	—	—
Banestur, S.A.	Spain	—	88.60%	Tourism	—	—	—
Banque Commerciale du Maroc Société Anonyme (**)	Morocco	—	20.39%	Banking	120	387	4
Benelux Immo-Loi, S.A. (**)	Belgium	—	24.90%	Real estate management	6	—	—
Benim – Sociedade Imobiliaria, S.A.	Portugal	—	24.84%	Real estate	1	7	—
Bozano, Simonsen Centros Comerciais, S.A.	Brazil	—	96.90%	Shopping mall management	55	31	8
BPI SGPS, S.A. (**)	Portugal	—	6.39%	Banking	760	269	140
Canela Foods, S.A.	Spain	27.70%	—	Hospitality services	—	10	(4)
Cantabria Capital, SGECR, S.A.	Spain	50.00%	—	Venture capital manager	—	—	—
Carpe Diem Salud, S.L.	Spain	100.00%	—	Health care services	—	—	—
Carpe Diem Servicios Sanitarios, S.L. (**)	Spain	61.29%	—	Marketing and distribution of healthcare products	—	—	(1)
Catmoll, S.L.	Spain	100.00%	—	Concession-holder	7	—	—
CBE Service SPRL (**)	Belgium	—	20.00%	Services	—	—	—
Centradia Group, Ltd. (**)	United Kingdom	29.03%	—	Counseling services	39	(14)	(8)
Central Virtual de Compras Corporativas, S.L.	Spain	60.25%	1.99%	e-Commerce	10	(4)	(2)
Centro de Compensación Automatizado, S.A. (**)	Chile	—	27.98%	Payment systems	—	—	—
Centro Desarrollo Invest. Apli. Nuevas Tecnologías	Spain	—	43.41%	Technology	—	—	—
Certidesa, S.L.	Spain	—	100.00%	Aircraft lease	22	(1)	(4)

Back to Contents

		% of Ownership by the Bank			Millions of Euros

Company	Location	Direct	Indirect	Line of Business	Capital Stock (*)	Reserves (*)	Net Income (Loss) (*)

Ciudad Financiera, S.A.	Spain	99.00%	1.00%	Real estate	—	—	—
Clínica Sear, S.A.	Spain	—	44.76%	Health care	1	7	—
Club Zaudin Golf, S.A.	Spain	—	67.04%	Services	—	15	—
Commerzbank, A.G. (consolidated) (**)	Germany	—	3.38%	Banking	1,378	7,376	(298)
Compañía Aseguradora Banesto Seguros, S.A.	Spain	—	88.60%	Insurance	19	32	10
Compañía Concesionaria del Túnel de Soller, S.A.	Spain	—	28.88%	Construction	17	—	—
Compañía Española de Petróleos, S.A. (consolidated) (**)	Spain	12.35%	19.92%	Oil refining	268	1,789	461
Consorcio Credicard, C.A.	Venezuela	—	32.75%	Cards	1	2	2
Consorcio Internacional de Seguros de Crédito, S.A.	Spain	20.25%	—	Credit insurance	21	1	(1)
Consorcio Mexicano de Seguros de Crédito, S.A.	Spain	40.25%	—	Credit insurance	4	—	—
Corporate Director Dos, S.L.	Spain	66.67%	—	Holding company	—	—	—
Corporación Suiche 7B, C.A.	Venezuela	—	31.70%	Cards	—	1	1
Corporate Director Uno, S.L.	Spain	33.33%	—	Holding company	—	—	—
Costa Canaria de Veneguera, S.A.	Spain	—	65.74%	Real estate	22	(5)	(1)
Crinaria, S.A.	Spain	—	88.60%	Hospitality	2	6	—
Depósitos Portuarios, S.A.	Spain	—	88.50%	Services	—	—	—
Deposoltenegolf, S.A.	Spain	—	88.60%	Sports	1	12	9
Desarrollo Informático, S.A.	Spain	—	88.60%	IT	2	—	(1)
Diseño e Integración de Soluciones, S.A.	Spain	—	88.60%	IT	1	4	(4)
Efearvi, S.A.	Spain	—	88.51%	Real estate	1	(1)	—
Empresa de Tarjetas Inteligentes, S.A. (**)	Chile	—	22.39%	Cards	2	—	(1)
Entidad Recursos Eroski, S.L.	Spain	—	49.00%	Marketing of financial products	1	—	—
Estrella Servi-Rent, S.A.	Spain	—	49.00%	Automotive industry	—	—	—
Eurobenet, S.A.	Spain	—	49.00%	Automotive industry	—	—	—
Europartners Holding, S.A. (**)	Luxembourg	50.00%	—	Holding company	—	1	1
Gestión de Actividades Turísticas, S.A.	Spain	99.98%	0.02%	Services	—	—	—
Gire, S.A. (**)	Argentina	—	57.80%	Payment instruments	—	3	1
Grupo Corporativo ONO, S.A. (**)	Spain	—	20.84%	Telecommunications	16	1,342	337
Grupo Eurociber, S.A.	Spain	—	88.60%	Services	1	—	—
Grupo Financiero Galicia, S.A. (consolidated) (**)	Argentina	—	7.57%	Banking	293	534	(392)
Grupo Golf del Sur, S.A.	Spain	—	88.60%	Real estate	—	9	—
Grupo Konecta Net, S.L.	Spain	—	35.63%	Holding company	3	2	1
Grupo Sacyr Vallehermoso, S.A. (consolidated) (**)	Spain	3.10%	0.04%	Real estate	155	697	208
Grupo Taper, S.A. (**)	Spain	27.77%	—	Distribution of medical equipment	4	17	2
Guaranty Car, S.A.	Spain	—	42.03%	Automotive industry	1	—	—
H.B.F. Aluguer e Comercio de Viaturas, S.A.	Portugal	—	100.00%	Renting	—	—	—
H.B.F. Auto-Renting, S.A.	Spain	—	100.00%	Renting	1	3	2
HLC – Centrais de Cogeraçao, S.A. (**)	Portugal	—	24.33%	Electricity	2	(1)	(1)
Hispamer Renting, S.A.	Spain	—	100.00%	Renting	—	1	1
Ibergement Assesments, S.L.	Spain	99.67%	—	Holding company	—	—	(8)
Ibérica de Compras Corporativas, S.L.	Spain	4.75%	40.19%	e-Commerce	6	(1)	(4)
Infotel, Información y Telecomunicaciones, S.A.	Spain	—	29.45%	Telecommunications	5	—	—
Inmobiliaria Urbis, S.A.	Spain	—	45.90%	Real estate	152	462	89
Instituto Serfin, A.C.	Mexico	—	73.41%	Not-for-profit institute	1	1	—

Back to Contents

		% of Ownership by the Bank			Millions of Euros

Company	Location	Direct	Indirect	Line of Business	Capital Stock (*)	Reserves (*)	Net Income (Loss) (*)

Interacciona Soluciones de CRM, S.L.	Spain	—	35.63%	Holding company	—	3	—
Intereuropa Bank, R.T. (consolidated) (**)	Hungary	—	10.00%	Banking	27	13	3
Internacional Compañía Seguros de Vida, S.A.	Argentina	—	59.20%	Insurance	1	28	(18)
Inversiones Marítimas del Mediterráneo, S.A.	Spain	100.00%	—	Holding company	—	5	(1)
Inversiones Turísticas, S.A.	Spain	—	88.60%	Hospitality	5	27	1
Jazztel, PLC (consolidated) (**)	United Kingdom	0.14%	4.65%	Telecommunications	41	503	(141)
Konecta Canarias, S.A.	Spain	—	35.63%	Marketing	—	—	—
Konecta Comercialización, S.L.	Spain	—	35.61%	Marketing	—	—	—
Konecta Field Marketing, S.A.U.	Spain	—	35.63%	Holding company	—	—	—
Konecta Net Empleo, E.T.T., S.A.	Spain	—	35.63%	Temporary employment agency	—	—	—
Konecta Net, S.A.U.	Spain	—	35.63%	Marketing	—	3	—
Konecta Portugal, Lda.	Portugal	—	35.63%	Marketing	—	—	—
La Unión Resinera Española, S.A. (consolidated)	Spain	74.87%	20.09%	Chemicals	4	45	—
Laparanza, S.A. (**)	Spain	61.59%	—	Agriculture and livestock	5	22	—
Larix Chile Inversiones Limitada	Chile	—	88.60%	Real estate	—	—	—
Layna Inversiones, S.A.	Spain	—	49.00%	Holding company	23	—	1
Linvest, S.A.	Argentina	—	99.00%	Financial services	—	—	—
Luresa Inmobiliaria, S.A.	Spain	—	93.30%	Real estate	9	9	—
Marismas de Astillero, S.A.	Spain	49.83%	9.01%	Services	—	—	—
Masías de Betera, S.L.	Spain	—	22.95%	Real estate	1	—	—
Merciver, S.L.	Spain	—	88.60%	Hotel operation	—	(2)	—
Mobipay International, S.A.	Spain	27.54%	—	Telecommunications	32	(13)	(8)
Modelo Continente SGPS, S.A. (**)	Portugal	5.17%	10.74%	Food	1,100	(832)	100
Moneda y Crédito, S.L.	Spain	50.00%	—	Advertising	—	—	—
Multimedia de Cable, S.A. (**)	Spain	37.45%	—	Holding company	12	(9)	(3)
Nisa Santander, S.A.	Spain	99.99%	0.01%	Inactive	1	—	—
Norchem Participaçoes e Consultoría, S.A.	Brazil	—	47.96%	Consulting	2	3	1
Norchem Holdings é Negocios, S.A.	Brazil	—	20.86%	Holding company	1	10	2
NW Services CO.	USA	—	89.03%	e-Commerce	4	—	—
Operadora de Activos Alfa, S.A. de C.V.	Mexico	—	49.98%	Services	12	(9)	(2)
Operadora de Activos Beta, S.A. de C.V.	Mexico	—	49.98%	Services	5	(1)	1
Orígenes Seguros de Retiro, S.A.	Argentina	—	59.20%	Insurance	1	23	5
Polígono Industrial Gerona, S.A.	Spain	—	26.54%	Real estate	2	2	1
Portal Universia Argentina, S.A.	Argentina	99.74%	0.26%	Internet	1	—	(1)
Portal Universia Portugal, Prestaçao de Serviços de Informática, S.A.	Portugal	97.93%	2.02%	Internet	2	(1)	(1)
Portal Universia, S.A.	Spain	91.55%	2.88%	Internet	24	(13)	(5)
Procura Digital Chile, S.A.	Chile	—	89.03%	e-Commerce	—	—	—
Procura Digital de Venezuela, S.A.	Venezuela	—	89.03%	e-Commerce	2	(1)	—
Procura Digital Ltda.	Brazil	—	89.03%	e-Commerce	—	(1)	—
Procura Digital SRL de C.V.	Mexico	—	89.03%	e-Commerce	1	—	—
Programa Hogar Montigalá, S.A.	Spain	—	88.49%	Real estate	—	6	—
Programa Multi Sponsor PMS, S.A. (**)	Spain	24.75%	24.75%	Advertising	3	1	1
Promotora Herlosacantos, S.A. (**)	Spain	—	50.00%	Real estate	—	—	—
Proyecto Europa, S.A.	Spain	—	88.60%	Counseling services	—	—	—

Back to Contents

		% of Ownership by the Bank			Millions of Euros

Company	Location	Direct	Indirect	Line of Business	Capital Stock (*)	Reserves (*)	Net Income (Loss) (*)

R. Benet, S.A.	Spain	—	49.00%	Automotive industry	5	5	2
Red Eléctrica de Bolivia, Ltd. (**)	Belgium	25.10%	—	Electricity	25	2	39
Redbanc, S.A. (**)	Chile	—	28.05%	Cards	4	—	1
Reintegra, S.A.	Spain	—	45.00%	Holding company	2	—	—
Río Compañía de Seguros, S.A.	Argentina	—	99.89%	Insurance	2	2	1
Royal Bank of Scotland Group, plc. (**)	United Kingdom	—	5.05%	Banking	1,029	29,581	2,797
San Paolo IMI, S.p.A. (consolidated) (**)	Italy	—	8.60%	Banking	5,144	4,396	889
Santander Banespa Seguros, S.A.	Brazil	—	98.98%	Insurance	—	—	—
Santander Central Hispano Correduría de Seguros, S.A.	Spain	—	100.00%	Counseling services	—	—	1
Santander Central Hispano Previsión, S.A., de Seguros y Reaseguros	Spain	100.00%	—	Insurance	147	5	7
Santander Central Hispano Seguros y Reaseguros, S.A.	Spain	100.00%	—	Insurance	26	59	14
Santander Seguros, S.A.	Brazil	—	98.98%	Insurance	32	13	24
Santander Seguros, S.A.	Uruguay	—	100.00%	Insurance	1	1	—
Seguros Santander Serfin, S.A. De C.V.	Mexico	—	73.98%	Insurance	33	7	5
Servicios Corporativos Seguros Serfin, S.A. de C.V.	Mexico	—	72.50%	Services	—	—	—
Servicios Corporativos Serfin, S.A. De C.V.	Mexico	—	73.97%	Financial services	—	—	—
Servicios Universia Venezuela S.U.V., S.A.	Venezuela	99.75%	0.24%	Internet	1	—	(1)
Sociedad Interbancaria de Depósitos de Valores, S.A. (**)	Chile	—	23.74%	Securities deposits	1	—	—
Sociedad Mexicana de Arrendamiento Puro, S.A. de C.V.	Mexico	—	99.98%	Renting	—	—	—
Star Capital Partners, Ltd. – Group (**)	United Kingdom	19.96%	—	Fund manager	—	2	3
Técnicas Reunidas, S.A. (consolidated) (**)	Spain	38.02%	—	Engineering	6	89	31
Tenedora de Acciones de Redesur, S.A. (**)	Spain	25.00%	—	Holding company	17	—	(2)
Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	—	99.36%	Insurance	23	8	4
Transbank, S.A. (**)	Chile	—	27.46%	Cards	5	—	1
Transolver Finance EFC, S.A.	Spain	—	50.00%	Leasing	9	13	2
Tuberías Industriales y Calderería, S.A.	Spain	—	88.49%	Mechanical assembly and maintenance	2	2	—
U.C.I., S.A.	Spain	—	50.00%	Mortgage loans	48	35	17
Unión Eléctrica Fenosa, S.A. (consolidated) (**)	Spain	8.21%	14.81%	Energy operation	914	1,869	345
Universia Brasil, S.A.	Brazil	100.00%	—	Internet	3	(1)	(1)
Universia Chile, S.A.	Chile	99.74%	0.26%	Internet	3	(2)	(1)
Universia Colombia, S.A.	Colombia	94.95%	4.65%	Internet	1	—	(1)
Universia México, S.A. De C.V.	Mexico	99.99%	0.01%	Internet	3	(1)	(1)
Universia Perú, S.A.	Peru	99.69%	0.31%	Internet	2	(1)	(1)
Universia Puerto Rico, Inc.	Puerto Rico	100.00%	—	Internet	2	(1)	(1)
Virtual Payments, S.L.	Spain	—	88.60%	Technology	1	—	—
Wex Point España, S.L.	Spain	—	66.43%	Services	6	—	(3)

(*)	Amounts per the books of each company as of December 31, 2003, except as otherwise indicated, since the related financial statements have not yet been formally prepared. The data on companies abroad were translated to euros at the year-end exchange rates.

(**)	Data as of December 31, 2002, the last year for which financial statements were prepared by their Board of Directors.

Back to Contents

Exhibit III

Consolidated Preferred Share Issuer Companies in the Santander Group

		% of Ownership			Millions of Euros

		by the Bank
				Line of Business	CapitalStock (*)	Reserves (*)	Net Income(*)	Preferred Dividend(*)	Net Income Balance (*)	Cost

Company	Location	Direct	Indirect

Banesto Holdings, Ltd.	Guernsey	—	88.60%	Finance	63	(7)	8	7	1	—
Banesto Preferentes, S.A.	Spain	—	88.60%	Finance	131	—	—	—	—	—
BCH Capital, Ltd.	Cayman Islands	100.00%	—	Finance	—	—	17	17	—	—
BCH Eurocapital, Ltd.	Cayman Islands	100.00%	—	Finance	—	1	19	19	—	—
BSCH Finance, Ltd.	Cayman Islands	100.00%	—	Finance	99	(21)	206	206	—	91
Pinto Totta International Finance, Limited	Cayman Islands	—	49.68%	Finance	—	—	15	15	—	—
Santander Central Hispano Finance, S.A. (Sole-Shareholder Company)	Spain	100.00%	—	Finance	—	—	3	3	—	—
Totta & Açores Financing, Limited	Cayman Islands	—	99.36%	Finance	—	—	11	11	—	—

(*)	Amounts per the books of each company as of December 31, 2003, translated to euros (in the case of companies abroad) at the year-end exchange rates.

Back to Contents

Exhibit IV

Notifications of Acquisitions and Sales of Investments in 2003

(Art. 86 of the revised Corporations Law and Art. 53 of Securities Market Law 24/1998)

Date of
Investee Company	Notification

Imperial de Valores, SIMCAV, S.A.	January 2
Almabar 2001, SIMCAV, S.A.	February 18 and 21
Vallehermoso, S.A.	June 6
Arzua de Inversiones, SIMCAV, S.A.	August 13 and 14 and October 20
C.J. Traditional, SIMCAV, S.A.	October 7
C.J. Profit, SIMCAV, S.A.	October 7
Banco Vitalicio de España, S.A.	October 20
Antena 3 Televisión, S.A.	October 30
Inversiones de Valores Industriales, SIM, S.A.	November 6
Bansaliber, SIM, S.A.	November 25
Cartera Mobiliaria, S.A.	November 25
Central de Inversiones en Valores, S.A.	November 25
Financiera Bansander, SIM, S.A.	November 25
Norteña de Valores, SIM, S.A.	November 25
Compañía Española de Petróleos, S.A. (Cepsa)	December 26
Parques Reunidos, S.A.	December 26

Back to Contents

Exhibit V

List of Bonds and Debentures outstandings as of December 31, 2003, 2002 and 2001.

Issuer	Euro thousand			Currency	Outstanding amount in million			Annual Interest rate	Maturity Date

	2003	2002	2001		2003	2002	2001

Banco Santander Central Hispano, S.A.-
Debentures-October 1993	117,798	117,798	120,202	Euro	—	—	—	8.75%	October 2008
Debentures- November 1993	99,686	233,818	271,363	Euro	—	—	—	8.0 and 8.25	December 2003 and December 2008
Debentures- November 1993	—	307,456	328,675	Pounds Sterling	—	200	200	7.15%	November 2010
Debentures- March 1994	161,221	161,221	260,239	Euro	—	—	—	7.63%	From September 2004 to September 2009
Territorial Bonds- July 2003	2,000,000	—	—	Euro	—	—	—	4.00%	July 2013
Territorial Bonds- December 2003	1,000,000	—	—	Euro	—	—	—	Floating	June 2005
Mortgage backed securities- October 2002	3,000,000	3,000,000	—	Euro	—	—	—	4.00%	October 2007
Mortgage backed securities- March 2003	1,500,000	—	—	Euro	—	—	—	2.75	March 2006
Mortgage backed securities- September 2003	2,000,000	—	—	Euro	—	—	—	4.00%	September 2010
Mortgage backed securities- December 2003	1,500,000	—	—	Euro	—	—	—	3.75%	December 2008
Santander Central Hispano International, Ltd.
Bonds- March 1994	326,334	353,574	377,977	Pounds Sterling	230	230	230	7.90%	March 2019

Dollars-
Issued from July 97 to August 97	—	—	836,722	U.S. dollars	—	—	737	Floating	From July 2002 to August 2002
Issued in January 1998	—	476,781	567,343	U.S. dollars	—	500	500	5.88%	January 2003
Issued June 2000	395,883	476,781	567,343	U.S. dollars	500	500	500	Floating	June 2005
Issued February 2001	395,883	476,781	567,343	U.S. dollars	500	500	500	Floating	February 2004
Issued November 2001	—	8,534	10,157	U.S. dollars	—	8.95	8.95	Indexed to S&P 500	November 2003
Issued June 2002	63,341	76,313	—	U.S. dollars	80	80	—	Floating	June 2005

Yen-
Issued in 1994	22,214	24,118	26,013	Yen	3,000	3,000	3,000	4,70%	December 2004
April 2000	333,210	361,765	390,190	Yen	45,000	45,000	45,000	1.42%	April 2005
May 2001	—	—	247,161	Yen	—	—	28,500	0.16%	December 2002
May 2002	207,479	225,259	—	Yen	28,020	28,020	—	0.16%	December 2004

Euro-
January 1998	10,325	10,325	10,325	Euro	—	—	—	Floating	January 2005
April 1998 (***)	206,508	206,508	206,508	Euro	—	—	—	Floating	April 2008
June 1998	18,072	18,072	18,072	Euro	—	—	—	Fixed to Floating	June 2013
Issued in August 1997	153,390	153,390	153,390	Euro	—	—	—	Floating	August 2007
March 1998	255,647	255,647	255,647	Euro	—	—	—	5.38%	February 2008
Bonds- June 1998 (**)	—	600,000	600,000	Euro	—	—	—	Floating	June 2003
February 1999	—	—	6,500	Euro	—	—	—	3.17%	September 2002
March 1999	—	—	300,000	Euro	—	—	—	Floating	March 2002
November 1999	—	—	—	Euro	—	—	—	Floating	May 2001

Subtotal carried forward	13,766,991	7,544,141	6,121,170

Back to Contents

Issuer	Euro thousand			Currency	Outstanding amount in million			Annual Interest rate	Maturity Date

	2003	2002	2001		2003	2002	2001

Subtotal brought forward	13,766,991	7,544,141	6,121,170

February 2000 (***)	—	—	20,000	Euro	—	—	—	Floating	February 2002
February 2000	—	25,000	25,000	Euro	—	—	—	Floating	February 2003
March 2000	—	—	1,016,685	Euro	—	—	—	Floating	March 2002
March 2000 (***)	—	—	10,000	Euro	—	—	—	Floating	March 2002
July 2000	—	14,500	14,500	Euro	—	—	—	Floating	February 2003
August 2000	—	500,000	500,000	Euro	—	—	—	Floating	August 2003
October 2000	—	—	500,000	Euro	—	—	—	Floating	October 2002
February 2001 (***)	—	—	4,000	Euro	—	—	—	Floating	February 2002
April 2001	500,000	500,000	500,000	Euro	—	—	—	Floating	April 2004
April 1998	255,647	255,647	255,647	Euro	—	—	—	5.00%	April 2005
February 1998	181,512	181,512	181,512	Euro	—	—	—	5.38%	February 2008
From October 1994 to May 1998	1,311,062	1,311,062	1,408,628	Euro	—	—	—	Fixed from 5% to 8.38% and Floating	From October 2004 to February 2009
February 2002	31,700	35,000	—	Euro	—	—	—	Floating	January 2007
February 2002	500,000	500,000	—	Euro	—	—	—	Floating	February 2005
July 2002	150,000	150,000	—	Euro	—	—	—	Floating	July 2004
February 2003	75,000	—	—	Euro	—	—	—	Floating	August 2004
April 2003	200,000	—	—	Euro	—	—	—	Floating	October 2004
Swiss Francs- issued from April 1998 to May 1998	32,094	34,426	33,718	Swiss Francs	50	50	50	3.51% y 3.54%	From April 2008 to May 2008
Swedish Krona- October 1998	—	—	16,126	Swedish Krona	—	—	150	5.08%	October 2002
Pounds Sterling
April 2000	422,898	458,109	493,016	Pounds Sterling	298	298	300	Floating	April 2004
August 2000	425,653	461,211	493,016	Pounds Sterling	300	300	300	Floating	April 2004
September 2000	—	—	246,511	Pounds Sterling	—	—	150	Floating	September 2002
January 2001	141,884	153,728	164,341	Pounds Sterling	100	100	100	Floating	January 2004
May 2001	141,884	153,728	164,341	Pounds Sterling	100	100	100	Floating	November 2004
July 2002	141,884	153,728	—	Pounds Sterling	100	100	—	Floating	July 2004
Banesto Group
USD	—	48,963	56,020	U.S. dollars	—	50	50	Floating	April 2003
Euro	—	51,128	51,128	Euro	—	—	—	Floating	April 2003
Euro	602,000	933,000	1,103,250	Euro	—	—	—	Floating	February and March 2004
Euro	25,000	25,000	25,000	Euro	—	—	—	4.48%	October 2006
Euro	412,702	424,874	—	Euro	—	—	—	Floating	From April 2004 to August 2012
Euro	118,635	118,635	—	Euro	—	—	—	From 4.55% to 5.15%	From March 2005 to August 2007
Euro	2,000,000	—	—	Euro	—	—	—	Floating	October 2005
Mortgage backed securities	1,000,000	1,000,000	—	Euro	—	—	—	5.75%	March 2017
Mortgage backed securities	1,500,000	—	—	Euro	—	—	—	4.00%	May 2010
Banco Santander Chile-(merged with B.Santiago)
Bonds	253,969	839,635	1,194,019	Chilean Pesos	207,505	634,200	686,482	From 5.5% to 6.5%	Various maturities
Bonds	1,677,749	1,500,500	—	Chilean Pesos	1,274,539	1,133,367	—	From 5,5% to 6,5%	Various maturities
Santander Factoring Chile-
Bonds	—	—	427	Chilean Pesos	—	—	245.74	6.18%	Various maturities until June 2002
Banco Santander Puerto Rico-
Debentures- January 1992	—	—	22,694	U.S. dollars	—	—	20	Floating	April 2002
Debentures- August 1994	39,588	47,678	56,736	U.S. dollars	50	50	50	6.82%	August 2004

Subtotal carried forward	25,907,770	17,421,205	14,677,485

Back to Contents

Issuer	Euro thousand			Currency	Outstanding amount in million			Annual Interest rate	Maturity Date

	2003	2002	2001		2003	2002	2001

Subtotal brought forward	25,907,770	17,421,205	14,677,485

Debentures- March 1995	—	61,947	73,648	U.S. dollars	—	65	65	6.89%	July 2003
Debentures- March 1995	—	33,356	39,715	U.S. dollars	—	35	35	Floating	July 2003
Debentures- May 1998	—	38,142	45,388	U.S. dollars	—	40	40	Floating	June 2003
Debentures- June 1998	16,643	29,572	50,479	U.S. dollars	21	31.9	44.5	6.20%	June 2018
Debentures- October 1998	—	20,597	24,509	U.S. dollars	—	21.6	21.6	Floating	October 2003
Debentures- December 1999	6,811	14,649	27,587	U.S. dollars	8.6	15.8	24.3	6.5%	December 2019
Debentures- December 2000	—	24,098	28,591	U.S. dollars	—	26	25.2	Floating	December 2020
Debentures- July 2001	—	—	113,471	U.S. dollars	—	—	100	Floating	July 2005
Debentures- August 2001	19,275	23,147	27,526	U.S. dollars	24.3	24.3	24.3	6.15%	December 2021
Debentures- August 2001	—	—	90,777	U.S. dollars	—	—	80	Floating	May 2002
Debentures- November 2001	—	—	56,736	U.S. dollars	—	—	50	Floating	February 2002
Debentures- December 2001	—	—	113,471	U.S. dollars	—	—	100	Floating	January 2002
Debentures- December 2001	—	—	96,450	U.S. dollars	—	—	85	Floating	January 2002
Debentures- December 2001	—	—	34,041	U.S. dollars	—	—	30	Floating	January 2002
Debentures- December 2001	—	—	45,388	U.S. dollars	—	—	40	Floating	January 2002
Banco Santander de Negocios Portugal-
Debentures- 1996	—	14,460	14,460	Euro	—	—	—	Floating	February 2003
Debentures- 1997	799	793	793	Euro	—	—	—	Floating	September 2005
Debentures- 1998	—	—	3,973	Euro	—	—	—	Floating	March 2002
Debentures- 1999	—	—	11,504	Euro	—	—	—	Floating	From March to September 2002
Debentures- 2000	—	2,302	2,302	Euro	—	—	—	Floating	May 2003
Debentures- 2001	1,083	7,386	7,386	Euro	—	—	—	Floating	January 2004
Banco Santander Portugal-					—	—	—
Debentures- from June 1998 to October 1998	6,818	9,705	18,457	Euro	—	—	—	4.948%	July 2008
Debentures 99	—	—	85,080	Euro	—	—	—	Various	January 2002
Debentures 99	10,882	28,224	114,379	Euro	—	—	—	Various	February 2004 to February 2009
Debentures and mortgage bonds 2000	14,024	68,802	108,927	Euro	—	—	—	Various	March 2004
Debentures and mortgage bonds 2001	50,378	85,620	89,358	Euro	—	—	—	Various	From February to December 2004
Debentures 02	142,803	144,728	—	Euro	—	—	—	Various	From April 2004 to May 2009
Debentures 03	111,096	—	—	Euro	—	—	—	Various	From February 2004 to December 2008
Banco Santander Peru- (sold)
Mortgage bonds	—	—	72	U.S. dollars	—	—	0.065	10.00%	March 2005
Debentures- 97 y 98 BS Peru	—	—	92,495	U.S. dollars	—	—	81.56	From 7.75% to 8.50%	From May 2002 to August 2003
Debentures 97 y 98 Bancosur	—	—	79,370	U.S. dollars	—	—	70	7.50%	From November 2002 to November 2003
Debentures 99 BS Peru	—	—	68,035	U.S. dollars	—	—	60	From 7.75% to 8.0%	From May to November 2002
Debentures 00 BS Peru	—	—	79,370	U.S. dollars	—	—	70	From 7.75% to 9.0%	From January 2003 to November 2010
Santander Leasing Peru-
Bonds	—	—	—	U.S. dollars	—	—	—	8%	September 2003
Banco Río de la Plata-
Debentures- December 1993	—	238,390	283,672	U.S. dollars	—	250	250	8.75%	December 2003
Global Program 2000	55,270	291	329,066	U.S. dollars	69.8	0.31	290	Floating	August 2010
Global Program 2001	—	—	493,587	U.S. dollars	—	—	435	From 2.96% to 3.70%	March 2002
Global Program 2001	29,520	47,678	56,736	U.S. dollars	37.3	50	50	Floating	August 2005
Global Program 2002	—	362,592	—	U.S. dollars	—	380.3	—	From 1.82% to 2.8%	From February to May 2003
Global Program 2002	—	168,402	—	U.S. dollars	—	176.6	—	Floating	June 2003
Debentures – January 2003	111,909	—	—	U.S. dollars	141.3	—	—	4.0%	December 2009
Subtotal carried forward	26,485,081	18,846,086	17,484,284

Back to Contents

Issuer	Euro thousand			Currency	Outstanding amount in million			Annual Interest rate	Maturity Date

	2003	2002	2001		2003	2002	2001

Subtotal brought forward	26,485,081	18,846,086	17,484,284

Debentures – June 2003	152,204	—	—	U.S. dollars	192.2	—	—	2.55%	December 2009
Debentures – June 2003	131,549	—	—	U.S. dollars	166.2	—	—	Floating	June 2004
Debentures – June 2003	1,864	—	—	Argentine Pesos	7	—	—	Floating	June 2004
Banco Santander Mexicano-
Bonds- issued from January 1997 to March 1998	—	—	3,726	Mexican Pesos	—	—	30	Floating	From January 1999 to March 2002
Banco Santiago (merged with B.S. Chile)
Bonds	—	—	2,153,042	Chilean Pesos	—	—	1,237,857	From 5.5% to 6.9%	Various Maturities
Santiago Leasing
Bonds	85,190	102,812	139,886	Chilean Pesos	63,755	77,657	80,425	From 5.5% to 5.91%	From March 2004 to January 2019
Origenes vivienda
Bonds	—	—	56,736	U.S. dollars	—	—	—	From 8.88% to 9.21%	From February 2001 to July 2001
Bonds	—	—	13,348	Argentine Peso	—	—	20	11.84%	January 2002
Bonds	—	6,613	—	U.S. dollars	—	6.96	—	6.83%	January 2003
Banco Totta & Açores
Debentures 2000	74,987	351,091	412,445	Euro	—	—	—	Various	May 2004
Debentures 2001	30,063	106,900	109,084	Euro	—	—	—	Floating	May 2004
Debentures 2001	9,796	83,557	59,800	Euro	—	—	—	From 3.0% to 4.71%	January 2004
Debentures 2002	195,362	201,805	—	Euro	—	—	—	Floating	From April 2004 to January 2006
Debentures 2003	310,800	—	—	Euro	—	—	—	Floating	From January 2006 to December 2008
Companhia Geral Crédito Predial
Bonds	24	24	24	Euro	—	—	—	Floating	June 2005
Debentures	—	2,300	2,300	Euro	—	—	—	5.72%	May 2003
Debentures 2000	23,238	113,854	146,376	Euro	—	—	—	Various	March 2004
Debentures 2001	—	29,442	30,000	Euro	—	—	—	4.25%	May 2003
Debentures 2001	12,193	49,449	50,778	Euro	—	—	—	Floating	November 2004
Debentures 2002	19,577	82,486	—	Euro	—	—	—	From 3.0% to 5.3%	From March 2004 to May 2009
Debentures 2002	77,600	79,911	—	Euro	—	—	—	Floating	From April 2004 to January 2006
Debentures 2003	193,981	—	—	Euro	—	—	—	Floating	From April 2006 to December 2008
Mc Looc – Sdade. De Locaçao Financeira
Debentures 1997 and 1998	9,977	9,977	9,977	Euro	—	—	—	Floating	From July 2004 to October 2005
Mc Rent Aluguer de Longa duraçao
Bonds	—	—	—	Euro	—	—	—	Floating	September 2001
Banco Standard Totta de Moçambique
Obrigaçoes	—	4,138	4,868	Mozambican Metical	—	100,000	100,000	Floating	October 2003
Banco de Venezuela
Bonds	—	—	7,236	Venezuelan Bolivar	—	—	4,878.6	Floating	October 2003
Banco Santander Brasil
Mortgage Bills	—	4,375	59,771	Brazilian Real	—	16.2	122.26	10.0%	February 2003
Eurobonds1999	5,903	2,681	28,246	U.S. dollars	7.46	2.81	24.88	9.73%	December 2004
Eurobonds 2000	—	—	223,370	U.S. dollars	—	—	197.16	From 9,74% to 9.83%	From February to June 2002
Eurobonds 2001	—	75,235	203,857	U.S. dollars	—	78.9	180	6.92%	June 2003
Eurobonds 2001	—	—	30,000	Euro	—	—	—	7.26%	November 2002
Banco Santander,S.A. (Brasil)
Eurobonds 1996	48,079	56,624	—	U.S. dollars	60.7	59.5	—	10.67%	May 2004
Subtotal carried forward	27,867,468	20,209,360	21,229,154

Back to Contents

Issuer	Euro thousand			Currency	Outstanding amount in million			Annual Interest rate	Maturity Date
	2003	2002	2001		2003	2002	2001

Subtotal brought forward	27,867,468	20,209,360	21,229,154

Eurobonds 1996	716	31,738	—	U.S. dollars	0.9	33.4	—	10.38%	September 2004
Eurobonds 1997	49,098	1,378	—	U.S. dollars	62.0	1.6	—	9,34%	March 2005
Eurobonds 1997	239,427	254,880	—	Euro	—	—	—	8,26%	November 2005
Finconsumo Banca S.P.A.
Debentures	300,000	—	—	Euro	—	—	—	Floating	July 2004
Debentures	172,500	—	—	Euro	—	—	—	Floating	January to July 2006
Debentures	12,000	—	—	Euro	—	—	—	From 3.0 to 10.10	April 2006 and February 2007
Santander Bancorp
Debentures	49,089	—	—	U.S. dollars	62	—	—	1.00%	June 2004

CC-Bank

Bonds	148,512	—	—	Euro	—	—	—	From 2% to 5%	From May 04 to September 06

TOTAL	28,838,892	20,497,329	21,229,154

Back to Contents

Exhibit VI

List of Subordinated Debt outstanding as of December 31, 2003, 2002 and 2001.

	Euro thousand				Outstanding Amount in Currency (Million)		Maturity Date
						Annual Interest Rate
Issuer	2003	2002	2001	Currency

Banco Santander Central Hispano, S.A.:
May 1991	298,895	298,895	298,895	Euro		Floating (1)	May 2011
December 1993	—	36,061	36,061	Euro		9%	December 2003
December 1993	—	30,051	30,051	Euro		Floating	December 2003
October 1994	74,820	74,820	74,820	Euro		Floating	October 2004
December 1994	—	—	215,505	Euro		11.50% (2)	December 2002
April 1995	51,122	51,122	51,122	Euro		Floating	April 2005
June 1995	60,101	60,101	60,101	Euro		12.70%	December 2010
December 1995	80,235	80,235	80,235	Euro		10.75%	December 2010
March 1997	60,101	60,101	60,101	Euro		7.38%	December 2012
June 1997	60,101	60,101	60,101	Euro		7.65%	December 2015
September 1998 (convertible)	—	20,800	20,800	Euro		2.00%	October 2003
Santander Central Hispano Issuances, Ltd. :
April 1990	158,353	190,712	226,934	U.S. dollars	200	Floating	Perpetual
July 1990	316,706	381,425	453,878	U.S. dollars	400	Floating	Perpetual
October 1990	72,842	87,728	104,390	U.S. dollars	92	Floating	Perpetual
April 1994	28,121	28,121	28,121	Euro		Floating	April 2009
June 1994	14,809	16,087	17,339	Japanese yen	2,000	Floating	June 2004
June 1994	178,147	214,551	255,304	U.S. dollars	225	8.25%	June 2004
February 1995	118,765	143,034	170,201	U.S. dollars	150	Floating	September 2004
April 1995	237,530	286,068	340,407	U.S. dollars	300	7.88%	April 2005
May 1995	118,765	143,034	170,201	U.S. dollars	150	7.75%	May 2005
June 1995	79,177	95,356	113,471	U.S. dollars	100	7.50%	June 2005
July 1995	158,353	190,712	226,936	U.S. dollars	200	6.80%	July 2005
August 1995	118,765	143,034	170,201	U.S. dollars	150	Floating	August 2005
November 1995	158,353	190,712	226,936	U.S. dollars	200	7.25%	November 2015
February 1996	158,353	190,712	226,936	U.S. dollars	200	6.50%	February 2006
February 1996	237,530	286,068	340,407	U.S. dollars	300	6.38%	February 2011
April 1996	197,941	238,390	283,672	U.S. dollars	250	7.00%	April 2006
May 1996	158,353	190,712	226,936	U.S. dollars	200	7.25%	May 2006
July 1996	178,147	214,551	255,304	U.S. dollars	225	7.70%	July 2006
October 1996	118,765	143,034	170,201	U.S. dollars	150	Floating	October 2006
February 1997	118,765	143,034	170,201	U.S. dollars	150	Floating	February 2007
June 1998	153,390	153,390	153,390	Euro		5.25%	June 2008
July 1999	500,000	500,000	500,000	Euro		5.13%	July 2009
November 1999	494,854	595,976	709,182	U.S. dollars	625	7.63%	November 2009
March 2000	500,000	500,000	500,000	Euro		6.38%	July 2010
June 2000	69,930	82,422	91,973	Singapore dollars	150	5.15%	June 2010
September 2000	791,766	953,503	1,134,687	U.S. dollars	1,000	7.63%	September 2010
November 2000	283,768	307,447	328,892	Pounds sterling	200	6.8%	November 2010
March 2001	500,000	500,000	500,000	Euro		6.00%	March 2011
March 2001	500,000	500,000	500,000	Euro		Floating	March 2011
September 2001	500,000	500,000	500,000	Euro		From fixed to floating (4)	September 2011
April 2002	350,000	350,000	—	Euro		Floating	April 2012
April 2002	650,000	650,000	—	Euro		From fixed to floating (5)	April 2012
May 2002	39,588	47,678	—	U.S. dollars	50	Floating	May 2012
May 2002	39,588	47,678	—	U.S. dollars	50	Floating	May 2012

Santander Central Hispano Finance B.V.:
August 1998 (convertible)	—	300,380	300,380	Euro		2.00%	August 2003
CC – Bank–AG:
Sundry issues (6)	133,445	157,989	57,739	Euro		From 4.96% to 9.5%	From March 2004 to October 2013
BS Portugal:
February 1994	10,067	10,067	10,067	Euro		Floating	February 2004
May 1994	948	948	948	Euro		Floating	May 2004
February 2001	27,627	27,641	29,672	Euro		Floating	Perpetual
BS Chile: (merged with B. Santiago)
April 1992	—	—	8,643	Chilean pesos	4,818	Floating	April 2002
October 1996	44,800	55,722	61,496	Chilean pesos	33,528	Floating	October 2016
November 1998	161,906	190,712	230,709	U.S. dollars	200	6.50%	November 2005
January 1992	9,276	12,272	—	Chilean pesos	6,942	7.50%	January 2007
December 1995	27,149	25,930	—	Chilean pesos	20,318	7.00%	December 2015
March 1996	20,646	19,469	—	Chilean pesos	15,451	6.90%	March 2016
March 1996	24,720	24,528	—	Chilean pesos	18,500	6.90%	March 2011
July 1997 (7)	243,310	275,373	—	U.S. dollars	294	7.00%	July 2007
BSN Portugal:
Sundry issues	32,382	32,382	32,382	Euro		From 8.81% to 9.84%	From February 2004 to October 2004

Subtotal	9,721,075	11,110,869	10,815,932

Back to Contents

	Thousand of Euro				Outstanding Amount in Currency (Million)	Annual Interest Rate	Maturity Date

Issuer	2003	2002	2001	Currency

Subtotal brought forward	9,721,075	11,110,869	10,815,932

Banco Santander Peru: (sold)
September 1996	—	—	—	Nuevos soles	24	Floating	September 2001
August 1997	—	—	6,239	U.S. dollars	6	8.50%	August 2007
January 1998	—	—	3,119	U.S. dollars	3	8.00%	January 2008
January 1998	—	—	15,079	Peruvian soles	46	Floating	January 2008
August 1998	—	—	7,122	Peruvian soles	22	Floating	August 2008
Banco Totta & Açores:
July 1993	—	49,878	49,878	Euro		Floating	August 2003
May 1995	41,151	41,151	41,151	Euro		Floating	May 2005
July 1996	74,820	74,820	74,820	Euro		Floating	July 2006
January 1998	29,233	29,233	29,924	Euro		Floating	Perpetual
September 1987	3,672	3,672	3,672	Euro		Floating	September 2007
April 2001	16,312	16,336	16,336	Euro		5.00%	April 2009
December 2000	13,623	13,852	13,156	Euro		Floating	Perpetual
Crédito Predial Portugués:
July 1992	—	—	74,820	Euro		Floating	July 2002
January 1998	10,641	10,697	11,011	Euro		Floating	Perpetual
December 1998	24,940	24,940	24,527	Euro		Floating	December 2008
December 1999	24,001	37,498	33,416	Euro		Floating	November 2009
February 2001	3,549	3,861	—	Euro		Floating	Perpetual
April 2001	20,000	20,000	20,000	Euro		5.00%	April 2009
May 2001	10,366	5,299	10,337	Euro		Floating	May 2006
McLeasing Sdad. Locaçao Financeira:
June 1997	4,988	4,988	4,988	Euro		Floating	June 2007
Finconsumo:
December 2000	—	16,798	16,798	Euro		Floating	December 2010
Banesto Group:
October 1990	143,310	172,597	205,366	U.S. dollars	181	Floating (3)	Perpetual
July 1992	—	—	170,201	U.S. dollars	150	8.25%	July 2002
March 1997	118,764	143,034	170,201	U.S. dollars	150	7.5%	March 2007
June 1998	—	152,447	152,447	Euro		5.25%	June 2008
September 2003	500,000	—	—	Euro		Floating	September 2013
S.C.H. Financial Services Ltd.:
February 1990	158,353	190,712	226,936	U.S. dollars	200	Floating	Perpetual
November 1994	18,512	20,099	21,672	Japanese yen	2,500	5.40%	November 2004
June 2001	283,778	307,447	328,675	Sterling Pounds	200	From fixed to Floating (8)	Perpetual
Banco Santiago: (merged with B.S. Chile)
January 1992	—	—	16,119	Chilean pesos	9,269	7.50%	January 2007
December 1995	—	—	34,071	Chilean pesos	19,585	7.00%	December 2015
March 1996	—	—	25,579	Chilean pesos	14.705	6.90%	March 2016
March 1996	—	—	32,238	Chilean pesos	18,526	6.90%	March 2011
July 1997	—	—	340,161	U.S. dollars	289	7.00%	July 2007

Balances at year-end	11,221,088	12,450,228	12,995,991

These are subordinated issues and, therefore, for debt seniority purposes they are junior to all general creditors of the issuers. The issues of Santander Central Hispano Issuances, Ltd. and BCH Financial Services, Ltd. are guaranteed by the Bank on a subordinated basis or are secured by restricted deposits at the Bank.

The 1990 issues of SCH Issuances, Ltd. and the February 1990 issue of SCH Financial Services, Ltd. are redeemable at the Bank’s option, after obtaining authorization from the Bank of Spain.

(1) Interest on the May 1991 issue of the Bank is revised annually, being tied to MIBOR less two percentage points, with a maximum of 14% per annum and a minimum of 10%. These securities are redeemable at par in 2011, but the holders can redeem them early at 6, 12 and 18 years from the issue date.

(2) The Bank’s December 1994 issue was redeemed at par on December 31, 2002, and beared initial annual interest of 8%, increasing by half a percentage point in each subsequent year to 11.5% in 2002.

In July 2003, the only convertible issue of Santander Central Hispano Finance B.V. was called to exchange 200 bonds for 605 Banco Santander Central Hispano’s shares at EUR 16.5265. As the result of this exchange, the issue amounted to EUR 300.368.000 which was redeemed on the maturity in August 2003. In October 2003, the Bank’s convertible issue was redeemed on the due date.

(3) The perpetual issuance of Banesto Group has an interest rate tied to Libor plus a spread which is 0.5% for the first year, then 0.875% until October 2000, then 1% until October 2010 and 1.4% from that date.

Back to Contents

(4) This issuance has a fixed interest rate for the first 5 years of 5.250% and from September 2006 it is Euribor (3M) plus 1.22%.

(5) This issuance has a fixed interest rate for the first 5 years of 5.750% and from April 2007 it is Euribor (3M) plus 1.24%.

(6) AKB Bank merged into CC-Bank (see Note 3).

(7) This security was early-redeemed on January 2003 in exchange of a cash payment and the issuance of a new security with maturity on 2012 , the new amount issued was USD 222 millions.

(8) This issuance has a fixed interest rate of 7.5% until December 2011, and from this date the interest is Libor (3M) plus 285 b.p.

Back to Contents

Exhibit VII

Selected Financial Information of main Banks of the Group.

Banks in Spain
Thousands of Euros	Santander Central Hispano		Banif		SCH Investment

	2003	2002	2003	2002	2003	2002

Income Statement
Net interest income	4,169,660	3,739,269	19,779	22,853	32,911	52,984
Net fees and commissions	1,301,821	1,198,253	71,704	65,863	141,901	103,042
Basic revenue	5,471,481	4,937,522	91,483	88,716	174,812	156,026
Net gains on financial transactions	(1,487,126)	(304,818)	3,907	1,868	1,559	(3,650)
Gross operating income	3,984,355	4,632,704	95,39	90,584	176,371	152,376
Personnel and general expenses	(2,133,773)	(2,149,325)	(51,379)	(52,227)	(38,088)	(43,188)
a) Personal expenses	(1,436,841)	(1,494,490)	(33,233)	(34,279)	(23,541)	(23,259)
b) General expenses	(696,932)	(654,835)	(18,146)	(17,948)	(14,547)	(19,929)
Depreciation	(253,308)	(271,527)	(6,352)	(5,812)	(1,59)	(2,141)
Other operating cost	(117,565)	(122,383)	(315)	(270)	(283)	172

Net operating income	1,479,709	2,089,469	37,344	32,275	136,410	107,219

Income from equity-accounted holdings	—	—	—	—	—	—
Other income	542,703	(274,229)	(4,687)	(7,939)	—	(3,937)
Net provisions	(575,212)	(401,270)	(3,018)	(2,907)	752	(1,527)
Goodwill amortization	—	—	2,88	—	(2,26)	—
Income before taxes	1,447,200	1,413,970	32,519	21,429	134,902	101,755
Net income	1,445,033	1,376,178	22,217	13,256	97,234	79,385
Minority interests	—	—	—	—	—	—

Net attributable income	1,445,033	1,376,178	22,217	13,256	97,234	79,385

Balance sheet, December 31
Loans and credits	81,896,844	76,422,038	618,67	492,905	1,748,337	1,408,377
Due from credit institutions	58,241,650	34,796,547	2,273,266	2,756,001	2,788,616	2,892,966
Investment securities	40,448,822	50,612,323	38,416	41,708	153,051	199,242
Tangible and intangible assets	1,500,405	1,903,392	21,327	24,543	1,73	2,980
Other assets	16,577,696	15,565,257	133,564	75,524	359,957	272,487

Total assets/liabilities	198,665,417	179,299,557	3,085,243	3,390,681	5,051,691	4,776,052

Customer deposits	82,792,758	87,831,465	2,213,021	2,895,941	2,206,014	2,479,730
Debt securities	11,932,465	4,910,788	—	—	—	—
Subordinated debt	13,280,712	15,524,988	—	—	—	—
Due to credit institutions	54,999,537	33,300,203	526,514	217,295	2,057,183	1,723,351
Other liabilities	17,652,516	19,535,102	206,32	108,780	549,727	336,438
Group capital and reserves(*)	18,007,429	18,197,011	139,388	168,665	238,767	236,533

Off-balance sheet managed funds	—	—	3,246,427	3,047,963	—	—

Mutual funds	—	—	2,032,568	1,768,645	—	—
Pension funds	—	—	—	—	—	—
Portfolios Managed	—	—	1,213,859	1,279,318	—	—
Total customer funds managed	108,005,935	108,267,241	5,459,448	5,943,904	2,206,014	2,479,730
Total managed funds	198,665,417	179,299,557	6,331,670	6,438,644	5,051,691	4,776,052
(*) Includes income for the year

Back to Contents

Banks in Spain and Europe
Thousands of Euros	Santander Consumer Finance Group (1)		Patagon Bank
	2003	2002	2003	2002

Income statement
Net interest income	866,111	652,318	16,168	31,095
Net fees and commissions	102,043	131,662	8,55	5,735
Basic revenue	968,154	783,980	24,718	36,830
Net gains on financial transactions	46,523	(13,484)	7,685	2,858
Gross operating income	1,014,677	770,496	32,403	39,688
Personnel and general expenses	(382,345)	(352,850)	(23,799)	(34,765)
a) Personal expenses	(196,013)	(188,619)	(7,121)	(13,033)
b) General expenses	(186,332)	(164,231)	(16,678)	(21,732)
Depreciation	(27,995)	(49,030)	(1,329)	(1,229)
Other operating cost	583	17,222	(1,393)	(1,138)

Net operating income	604,92	385,838	5,882	2,556

Income from equity-accounted holdings	13,757	9,084	—	—
Other income	14,046	45,917	2,059	(95)
Net provisions	(240,932)	(156,741)	(6,458)	(2,015)
Goodwill amortization	(63,886)	(327)	—	—
Income before taxes	327,905	283,771	1,483	446
Net income	202,56	200,616	1,483	446
Minority interests	7,621	5,309	—	—

Net attributable income	194,939	195,307	1,483	446

Balance sheet, December 31
Loans and credits	16,554,053	12,905,459	306,536	115,779
Due from credit institutions	1,711,654	2,091,627	2,374,982	2,059,223
Investment securities	72,065	147,449	—	198,703
Tangible and intangible assets	101,87	162,465	887	—
Other assets	980,845	1,468,309	36,46	73,434

Total assets/liabilities	19,420,487	16,775,309	2,718,865	2,447,139

Customer deposits	9,429,827	3,930,444	2,637,035	2,355,527
Debt securities	2,991,064	1,244,978	—	—
Subordinated debt	312,027	191,589	14	14,000
Due to credit institutions	4,521,848	8,262,313	5,305	2,359
Other liabilities	1,430,657	1,537,708	32,417	46,628
Group capital and reserves(*)	735,064	1,608,277	30,108	28,625

Off-balance sheet managed funds	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Portfolios Managed	—	—	—	—
Total customer funds managed	12,732,918	5,367,011	2,651,035	2,369,527
Total managed funds	19,420,487	16,775,309	2,718,865	2,447,139

(1) Pro-forma data: includes together figures of CC-Bank and AKB Group (the last one was bought in mid 2002). This pro-forma data is presented only for comparison purposes.
(*) Includes income for the year

Back to Contents

Banks in Europe
Thousands of Euros	Banco Totta & Açores		Cia. de Crédito Predial		BS Portugal

	2003	2002	2003	2002	2003	2002

Income Statement
Net interest income	204,786	217,398	199,074	216,300	106,746	108,941
Net fees and commissions	132,843	103,340	41,095	29,714	47,985	36,046
Basic revenue	337,629	320,738	240,169	246,014	154,731	144,987
Net gains on financial transactions	3,587	8,229	(5,791)	(3,809)	781	(4,211)
Gross operating income	341,216	328,967	234,378	242,205	155,512	140,776
Personnel and general expenses	(197,450)	(206,341)	(98,400)	(100,035)	(74,291)	(76,173)
a) Personal expenses	(126,760)	(132,749)	(63,855)	(65,346)	(50,493)	(51,010)
b) General expenses	(70,690)	(73,592)	(34,545)	(34,689)	(23,798)	(25,163)
Depreciation	(28,494)	(32,074)	(14,531)	(16,322)	(8,194)	(7,510)
Other operating cost	(3,777)	(2,094)	(755)	(880)	(628)	(535)

Net operating income	111,495	88,458	120,692	124,968	72,399	56,558

Income from equity-accounted holdings	—	—	—	—	—	—
Other income	11,209	(18,428)	(24,786)	(16,178)	(19,444)	(6,306)
Net provisions	(35,439)	(18,946)	(38,757)	(20,750)	(910)	(10,645)
Goodwill amortization	—	—	—	—	—	—
Income before taxes	87,265	51,084	57,149	88,040	52,045	39,607

Net income	86,637	47,431	49,549	72,839	36,745	33,107

Balance sheet, December 31
Loans and credits	6,164,465	6,244,247	6,489,693	8,418,478	3,384,141	4,142,575
Due from credit institutions	10,776,974	9,076,080	3,191,524	653,096	706,251	516,775
Investment securities	7,118,175	3,387,456	3,753,573	594,172	491,093	246,893
Tangible and intangible assets	223,318	238,538	167,537	175,145	61,309	58,673
Other assets	669,412	634,870	384,24	544,392	281,658	454,400

Total assets/liabilities	24,952,344	19,581,191	13,986,567	10,385,283	4,924,452	5,419,316

Customer deposits	7,907,779	8,628,755	2,960,865	3,305,424	1,907,572	2,072,407
Debt securities	4,212,924	2,621,580	3,457,853	425,085	1,292,102	490,651
Subordinated debt	667,975	762,350	437,607	437,606	261,869	261,869
Due to credit institutions	9,589,068	5,169,473	6,213,959	5,252,260	983,986	1,941,039
Other liabilities	636,588	439,556	271,453	368,788	161,806	372,374
Group capital and reserves(*)	1,938,010	1,959,477	644,830	596,120	317,117	280,976
(*) Includes income for the year

Back to Contents

Banks in Latin America
	Banespa		BS Brasil		Grupo Finan. Santander Serfin

	2003	2002	2003	2002	2003	2002

	Brazilian reais thousand		Brazilian reais thousand		Mexican peso million

Income statement
Net interest income	2,650,502	3,827,403	537,035	1,716,683	9,574,252	9,733,297
Net fees and commissions	882,098	887,885	449,031	324,819	4,926,038	4,279,722
Basic revenue	3,532,600	4,715,288	986,066	2,041,502	14,500,290	14,013,019
Net gains on financial transactions	30,227	(26,065)	532,697	(375,641)	940,941	1,550,861
Gross operating income	3,562,827	4,689,223	1,518,763	1,665,861	15,441,231	15,563,880
Personnel and general expenses	(1,790,833)	(1,585,021)	(824,003)	(648,518)	(7,557,738)	(7,825,750)
a) Personal expenses	(1,154,428)	(1,041,463)	(467,756)	(386,998)	(3,895,852)	(4,000,900)
b) General expenses	(636,405)	(543,558)	(356,247)	(261,520)	(3,661,886)	(3,824,850)
Depreciation	(184,43)	(129,316)	(133,524)	(104,940)	(642,179)	(586,672)
Other operating cost	(48,457)	(64,931)	(50,284)	(121,714)	314,119	(167,665)

Net operating income	1,539,107	2,909,955	510,952	790,689	7,555,433	6,983,793

Income from equity-accounted holdings	—	—	—	—	112,883	83,206
Other income	684,851	403,313	(189,656)	(263,831)	(751,592)	(868,043)
Net provisions	(251,854)	(301,772)	(160,267)	(281,157)	(126,474)	(49,005)
Goodwill amortization	—	—	—	—	—	(14,895)
Income before taxes	1,972,104	3,011,496	161,029	245,701	6,790,250	6,135,056

Net income	1,780,070	2,818,149	-12,556	3,490	6,176,471	6,004,538

Balance sheet, December 31
Loans and credits	5,667,102	5,247,107	7,741,842	6,546,198	94,579,020	79,852,211
Due from credit institutions	8,775,404	8,416,366	7,696,632	6,496,544	49,623,819	31,012,906
Investment securities	10,286,265	10,664,190	8,492,219	8,205,851	82,363,673	96,118,675
Tangible and intangible assets	1,224,363	786,189	547,223	607,341	5,115,310	5,237,035
Other assets	4,746,857	3,759,352	2,447,322	2,825,617	14,054,399	10,353,849

Total assets/liabilities	30,699,991	28,873,205	26,925,238	24,681,551	245,736,221	222,574,676

Customer deposits	11,461,014	11,074,893	6,945,705	7,081,555	69,921,493	68,151,126
Debt securities	—	—	25,736	550,174	101,202,057	80,739,014
Subordinated debt	—	—	—	—	—	2,246,178
Due to credit institutions	5,902,878	4,312,440	16,667,483	13,274,615	22,524,031	33,797,153
Other liabilities	8,131,437	9,180,218	1,726,550	3,018,762	25,332,423	15,887,076
Group capital and reserves(*)	5,204,662	4,305,654	1,559,764	756,446	26,756,217	21,754,129
(*) Includes income for the year
Exchange rate (currency per Euro)
Fixing	3.6646	3.7124	3.6646	3.7124	14.1772	10.9972
Year average exchange rate	3.4593	2.6358	3.4593	2.6358	12.1770	9.0595

Back to Contents

Banks in Latin America	BS Chile		BS Puerto Rico		Banco de Venezuela
	2003	2002	2003	2002	2003	2002
	Chilean pesos million		US$ Thousand		Venezuelan bolivares million

Income statements
Net interest income	425,632	461,597	171,121	203,793	530,146	402,341
Net fees and commissions	93,079	79,101	25,182	24,708	132,575	107,425
Basic revenue	518,711	540,698	196,303	228,501	662,721	509,766
Net gains on financial transactions	31,018	24,809	22,185	19,583	39,512	157,176
Gross operating income	549,729	565,507	218,488	248,084	702,233	666,942
Personnel and general expenses	(223,832)	(234,427)	(142,546)	(139,849)	(295,225)	(270,492)
a) Personal expenses	(121,173)	(138,208)	(69,960)	(71,771)	(127,479)	(107,863)
b) General expenses	(102,659)	(96,219)	(72,586)	(68,078)	(167,746)	(162,629)
Depreciation	(34,684)	(36,549)	(17,301)	(20,454)	(42,326)	(40,221)
Other operating cost	(3,667)	(24,667)	19,582	440	(19,263)	(24,601)

Net operating income	287,546	269,864	78,223	88,221	345,419	331,628

Income from equity-accounted holdings	—	—	—	—	—	—
Other income	22,545	(27,029)	3,717	363	(49,605)	(34,027)
Net provisions	(65,617)	(63,950)	(49,745)	(63,631)	(19,628)	(97,103)
Goodwill amortization	—	—	(2,694)	(4,314)	—	—
Income before taxes	244,474	178,885	29,501	20,639	276,186	200,498

Net income	207,043	157,308	29,501	20,639	259,513	196,483

Balance sheet, December 31
Loans and credits	6,504,270	7,095,198	3,926,481	3,806,804	1,776,037	1,581,334
Due from credit institutions	663,914	465,298	561,822	603,763	2,295,883	954,850
Investment securities	1,595,941	1,742,171	1,700,784	2,364,575	1,319,351	797,989
Tangible and intangible assets	278,554	283,180	92,208	154,059	289,323	334,227
Other assets	791,167	955,222	191,223	144,077	140,293	197,082

Total assets/liabilities	9,833,846	10,541,070	6,472,518	7,073,278	5,820,887	3,865,483

Customer deposits	5,756,630	6,354,455	3,893,312	3,737,505	4,903,229	3,042,388
Debt securities	1,581,406	1,857,140	358,87	347,455	—	—
Subordinated debt	401,651	464,145	—	—	—	—
Due to credit institutions	917,702	688,265	1,550,166	2,247,647	22,877	95,679
Other liabilities	158,997	213,864	187,81	242,125	172,168	85,406
Group capital and reserves(*)	1,017,460	963,200	482,36	498,546	722,613	642,010

(*) Includes income for the year

Exchange rate, (currency per Euro)

Fixing	748.3910	755.3269	1.2630	1.0487	2,018.2857	1,464.7722
Year average exchange rate	778.6707	646.9462	1.1293	0.9420	1,814.0590	1,026.3904

Back to Contents

Exhibit VIII
	Year end December 31,
	2003		2002		2001		2000		1999
Spanish GAAP:	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits
FIXED CHARGES:
Fixed charges	9,132,884	3,502,741	13,228,644	4,766,787	17,694,470	7,032,065	21,016,149	5,640,997	13,205,510	3,831,248
Preferred dividends	314,461	314,461	400,665	400,665	500,258	500,258	442,495	442,495	365,752	365,752

Total fixed charges + preferred dividends	9,447,345	3,817,202	13,629,309	5,167,452	18,194,728	7,532,323	21,458,644	6,083,493	13,571,262	4,197,000

EARNINGS:
Income from continuing operations before taxes, minority interest and extraordinary items	3,459,668	3,459,668	2,970,286	2,970,286	3,396,699	3,396,699	2,973,009	2,973,009	1,654,688	1,654,688
Distributed earnings from companies carried by the equity method	(407,263)	(407,263)	(279,898)	(279,898)	(521,878)	(521,878)	(754,270)	(754,270)	(322,846)	(322,846)
Fixed charges	9,132,884	3,502,741	13,228,644	4,766,787	17,694,470	7,032,065	21,016,149	5,640,997	13,205,510	3,831,248

Total earnings for ratio calculation	12,185,289	6,555,146	15,919,032	7,457,175	20,569,291	9,906,886	23,234,888	7,859,736	14,537,353	5,163,091

Ratio of earnings to fixed charges	1.33	1.87	1.20	1.56	1.16	1.41	1.11	1.39	1.10	1.35
Ratio of earnings to combined fixed charges and preferred stock dividends	1.29	1.72	1.17	1.44	1.13	1.32	1.08	1.29	1.07	1.23

	Year end December 31,
	2003		2002		2001		2000		1999
U.S. GAAP:	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits
FIXED CHARGES:
Fixed charges	9,136,028	3,505,885	13,228,644	4,766,787	17,694,470	7,032,065	21,016,149	5,640,997	13,205,510	3,831,248
Preferred dividends	311,317	311,317	400,665	400,665	500,258	500,258	442,495	442,495	365,752	365,752

Total fixed charges + preferred dividends	9,447,345	3,817,202	13,629,309	5,167,452	18,194,728	7,532,323	21,458,644	6,083,493	13,571,262	4,197,000

EARNINGS:
Income from continuing operations before taxes, minority interest and extraordinary items	3,147,849	3,147,849	3,106,740	3,106,740	3,096,733	3,096,733	2,804,256	2,804,256	1,016,354	1,016,354
Distributed earnings from associated companies	(380,922)	(380,922)	(189,020)	(189,020)	(1,240,158)	(1,240,158)	(668,121)	(668,121)	(322,846)	(322,846)
Fixed charges	9,136,028	3,505,885	13,228,644	4,766,787	17,694,470	7,032,065	21,016,149	5,640,997	13,205,510	3,831,248

Total earnings for ratio calculation	11,902,955	6,272,812	16,146,364	7,684,507	19,551,044	8,888,639	23,152,284	7,777,133	13,899,018	4,524.756

Ratio of earnings to fixed charges	1.30	1.79	1.22	1.61	1.10	1.26	1.10	1.38	1.05	1.18
Ratio of earnings to combined fixed charges and preferred stock dividends	1.26	1.64	1.18	1.49	1.07	1.18	1.08	1.28	1.02	1.08

Back to Contents

EXHIBIT INDEX
Exhibit Number	Description

1.1	By-laws (Estatutos) of Banco Santander Central Hispano, S.A., as amended

1.2	By-laws (Estatutos) of Banco Santander Central Hispano, S.A., as amended (English translation).

8.1	List of Subsidiaries (incorporated by reference as Exhibits I, II and III of our Financial Pages filed with this Form 20-F).

12.1	Section 302 Certification by the Chief Executive Officer

12.2	Section 302 Certification by the Chief Financial Officer

13.1	Section 906 Certification

15.1	Consent of Deloitte & Touche España, S.L.

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Banco Santander Central Hispano, S.A.