Form 20-F
period 2004-12-31
BANCO SANTANDER CENTRAL HISPANO SA
filed 2005-06-30
CIK 891478

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004 OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from to Commission file number 001-12518

BANCO SANTANDER CENTRAL HISPANO, S.A.

(Exact name of Registrant as specified in its charter)
Kingdom of Spain
(Jurisdiction of incorporation)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid), Spain
(address of principal executive offices)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Name of each exchange
	Title of each class	on which registered

	American Depositary Shares, each representing the right to receive one Share of Capital Stock of Banco Santander Central Hispano, S.A., par value Euro 0.50 each	New York Stock Exchange
	Shares of Capital Stock of Banco Santander Central Hispano, S.A., par value Euro 0.50 each	New York Stock Exchange
	Non-cumulative Guaranteed Preferred Stock of BSCH Finance Limited, Series Q	New York Stock Exchange
	Non-cumulative Guaranteed Preferred Stock of BCH Capital Limited, Series B	New York Stock Exchange
	Non-cumulative Guaranteed Preferred Stock of Santander Finance Preferred, S.A. Unipersonal, Series 1	New York Stock Exchange
Guarantee of Non-cumulative Preferred Stock of BCH Capital Limited
Guarantee of Non-cumulative Guaranteed Preferred Stock of Santander Finance Preferred, S.A. Unipersonal

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
(Title of Class)
The number of outstanding shares of each class of Stock of Banco Santander Central Hispano, S.A. at
December 31, 2004 was:
Shares par value Euro 0.50 each: 6,254,296,579

The number of outstanding shares of each class of stock of BSCH Finance Limited benefiting from a guarantee of Banco Santander Central Hispano, S.A., at December 31, 2004 was:

Non-cumulative Preferred Stock, Series Q	12,000,000

The number of outstanding shares of each class of stock of BCH Capital Limited benefiting from a guarantee of Banco Santander Central Hispano, S.A., at December 31, 2004 was:

Non-cumulative Preferred Stock, Series B	9,200,000

The number of outstanding shares of each class of stock of Santander Finance Preferred, S.A. Unipersonal benefiting from a guarantee of Banco Santander Central Hispano, S.A. at December 31, 2004 was:

Non-cumulative Preferred Securities, Series 1	7,600,000

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

BANCO SANTANDER CENTRAL HISPANO, S.A.

Back to Contents

Back to Contents

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

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

Accounting Principles

Except where we note otherwise, we prepared the financial information contained in this report according to Bank of Spain Circular 4/91, as amended (Spanish GAAP). As disclosed in note 28 to our consolidated financial statements, Spanish GAAP differs in some significant respects from U.S. GAAP.

We have formatted our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the U.S. Securities and Exchange Commission that contains formatting requirements for bank holding company financial statements. We have, however, included summary financial information that reflects the required reclassifications in note 28 to our consolidated financial statements.

Our auditors, Deloitte, S.L., have audited our consolidated financial statements in respect of the three years ended December 31, 2004 in accordance with Spanish GAAP and without qualification. The auditor’s report for December 31, 2004 does, however, include a reference relating to certain differences in our financial statements for the year ended December 31, 2004 as compared to the year ended December 31, 2003. These differences stem from the different accounting treatment accorded to pension commitments arising from early retirements in 2003 versus 2004. During 2003, with the express authorization of the Bank of Spain, the commitments arising from early retirements by the Bank and by other companies of the Group were charged against reserves. In 2004, the Bank of Spain did not grant such authorization to credit entities, including us, and subsequently the Bank charged such obligations against its income.

See page F-1 to our consolidated financial statements for the 2004 report prepared by our independent registered public accounting firm.

Acquisition of Abbey National plc.

In November 2004, we acquired 100% of the capital of Abbey National plc (“Abbey”). Under Spanish GAAP, our acquisition of Abbey has been reflected on our financial statements as if the acquisition had occurred on December 31, 2004. Accordingly, Abbey’s assets and liabilities were consolidated into our balance sheet as of December 31, 2004, but Abbey’s results of operations had no impact on our income statement for the year ended December 31, 2004.

Balance sheet and average balance sheet information in this Annual Report for the year ended December 31, 2004 includes the consolidation of Abbey line by line as of December 31, 2004 and renders such balances and average balances incompatible to the comparable data for the year ended December 31, 2003. In order to facilitate comparison of balances and average balances for these periods, we have provided in this report pro forma balance sheet and average balance sheet information for the year ended December 31, 2004 without consolidating Abbey. As a result, in the pro forma balance sheet, we are accounting for our investment in Abbey as if we did not have control over Abbey.

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

Back to Contents

When we refer to non-performing assets, we mean non-performing loans, securities and other assets to collect.

When we refer to the allowances for credit-losses, we mean the statistical allowance for credit losses, the specific allowances for credit losses, and unless otherwise noted, the general allowance for credit losses including any allowances for country-risk. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Classified Assets—Bank of Spain Allowance for Credit-Losses and Country-Risk Requirements”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include information regarding:

•	exposure to various types of market risks;

•	management strategy;

•	capital expenditures;

•	earnings and other targets; and

•	asset portfolios.

Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “DCaR,” “ACaR,” “RORAC,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions. We include forward-looking statements in the “Operating and Financial Review Prospects,” “Information on the Company” and “Qualitative and Quantitative Disclosures About Market Risk” sections. Forward-looking statements are not guarantees of future performance and involve risks and uncertainities, and actual results may differ materially from those in the forward-looking statements.

You should understand that adverse changes in the following important factors, in addition to those discussed in “Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this Annual Report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

	Economic and Industry Conditions	•	changes in demographics, consumer spending or saving habits; and

•	exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk and equity price risk;	•	changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

•	general economic or industry conditions in Spain, the United Kingdom, other European countries, Latin America and the other areas in which we have significant business activities or investments;		Political and Governmental Factors
		•	political stability in Spain, the United Kingdom, other European countries and Latin America; and
•	the effects of a decline in real estate prices, particularly in Spain and the UK;
		•	changes in Spanish, UK, EU or foreign laws, regulations or taxes.
•	monetary and interest rate policies of the European Central Bank and various central banks;
Transaction and Commercial Factors
•	inflation or deflation;
		•	our ability to integrate successfully our acquisitions, including Abbey, and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and
•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR/DCaR/ACaR model we use;

•	changes in competition and pricing environments;
		•	the outcome of our negotiations with business partners and governments.
•	the inability to hedge some risks economically;

•	the adequacy of loss reserves;

•	acquisitions, including our recent acquisition of Abbey, or restructurings;

Back to Contents

Operating Factors

•	technical difficulties and the development and use of new technologies by us and our competitors;

•	the impact of changes in the composition of our balance sheet on future net interest income;

•	potential losses associated with an increase in the level of substandard loans or non-performance by counterparties to other types of financial instruments; and

•	the success of our e-business strategy, including our ability to form desirable strategic partnerships and to transform to a web-based business model.

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

We prepare our consolidated financial statements according to Spanish GAAP. Spanish GAAP differs in some significant respects from U.S. GAAP. In addition, our financial information is presented in Spanish format.

In the F-pages of this Form 20-F, audited financial statements for the years 2004, 2003 and 2002 are presented. Audited financial statements for the years 2001 and 2000 are not included in this document, but they can be found in our previous annual reports on Form 20-F.

In November 2004, we acquired 100% of the capital of Abbey National plc. Under Spanish GAAP, our acquisition of Abbey has been reflected on our financial statements as if the acquisition had occurred on December 31, 2004. Accordingly, Abbey’s assets and liabilities were consolidated into our balance sheet as of December 31, 2004, but Abbey’s results of operations had no impact on our income statement for the year ended December 31, 2004.

Balance sheet information in this Annual Report for the year ended December 31, 2004 includes the consolidation of Abbey line by line as of December 31, 2004 and renders such balances incompatible to the comparable data for the year ended December 31, 2003. In order to facilitate comparison of balances for these periods, we have provided in this report pro forma balance sheet information for the year ended December 31, 2004 without consolidating Abbey. As a result, in the pro forma balance sheet, we are accounting for our investment in Abbey as if we did not have control over Abbey. Our investment in Abbey is reflected in the pro forma balance sheet information under the item “Investments in Group and non-Group companies”.

Back to Contents

	Year Ended December 31,

	2000	2001	2002	2003	2004

Consolidated Income Statement Data	(thousands of euros, except percentages and per share data)

Interest income and income from common stocks and other equity securities (1)	29,290,547	28,241,493	22,831,399	17,335,727	18,385,784
Income from equity-accounted holdings (2)	293,372	423,671	353,111	309,506	365,497
Interest expenses	(21,294,358)	(18,408,400)	(13,825,855)	(9,686,896)	(10,115,569)

Net interest income	8,289,561	10,256,764	9,358,655	7,958,337	8,635,712

Net fees and commissions	4,012,994	4,621,735	4,289,284	4,170,562	4,609,289
Gains (losses) on financial transactions	702,102	685,142	356,250	998,813	952,666

Gross operating income	13,004,657	15,563,641	14,004,189	13,127,712	14,197,667

Net other operating income (3)	(119,583)	(230,885)	(226,482)	(166,530)	(182,314)
General administrative expenses:
a) Personnel expenses	(4,450,957)	(5,258,297)	(4,521,718)	(4,049,372)	(4,135,315)
b) Other administrative expenses	(2,845,408)	(3,142,686)	(2,800,333)	(2,428,325)	(2,599,878)

Total	(7,296,365)	(8,400,983)	(7,322,051)	(6,477,697)	(6,735,193)
Depreciation, amortization and writedown of property and equipment and intangible assets	(900,148)	(987,319)	(889,832)	(762,794)	(734,967)

Net operating income	4,688,561	5,944,454	5,565,824	5,720,691	6,545,193

Net income from companies accounted for by the equity method	1,047,643	945,549	633,009	716,769	905,883
Less: value adjustments due to collection of dividends	(293,372)	(423,671)	(353,111)	(309,506)	(365,497)
Amortization of consolidation goodwill	(598,548)	(1,872,952)	(1,358,616)	(2,241,688)	(618,935)
Net gains on Group transactions	384,846	1,169,449	1,008,940	955,563	466,217
Write-offs and credit loss provisions (net) (4)	(1,048,345)	(1,586,017)	(1,648,192)	(1,495,687)	(1,647,651)
Writedowns of long-term financial
investmets (net)	(613)	(751)	(272)	687	(257)
Provisions to general banking risk allowance	—	—	—	85,945	—

Extraordinary results (5)	(406,176)	61,244	(338,833)	668,666	(850,335)

Income before taxes	3,773,996	4,237,305	3,508,749	4,101,440	4,434,618

Provision for income tax (6)	(714,868)	(910,396)	(723,109)	(869,434)	(766,761)
Consolidated net income for the year	3,059,128	3,326,909	2,785,640	3,232,006	3,667,857

Net income attributed to minority interests	800,987	840,606	538,463	621,187	532,299

Net income attributted to the Group	2,258,141	2,486,303	2,247,177	2,610,819	3,135,558

Per Share Information:
Average number of shares (thousands) (7)	4,205,787	4,564,546	4,728,372	4,768,403	4,971,394
Per average Share:
Net Attributable Income	0.54	0.54	0.48	0.55	0.63
Dividends in euros	0.30	0.29	0.29	0.30	0.37
Dividends in US$	0.28	0.26	0.30	0.38	0.50

Back to Contents

	Year Ended December 31,

						2004
						(pro forma
						without
						consolidating
	2000	2001	2002	2003	2004	Abbey)

Consolidated Balance Sheet Data:	(thousands of euros, except percentages and per share data)
Total assets	348,927,965	358,137,513	324,208,085	351,790,532	575,397,879	379,250,844
Due from credit institutions	36,764,090	42,989,290	40,256,390	37,617,837	49,569,947	36,788,564
Loans and credits (net)	169,384,197	173,822,046	162,972,957	172,504,013	335,207,727	198,510,718
Investment Securities	75,765,521	74,807,196	64,941,406	85,449,040	112,125,928	75,669,638
Investments in Group and non-Group companies	8,875,669	7,889,156	5,899,131	5,334,196	7,743,075	16,195,522

Liabilities
Due to credit institutions	68,010,963	53,929,789	50,820,719	75,580,312	84,813,805	59,040,575
Customer deposits	169,554,476	181,527,292	167,815,756	159,335,572	293,845,697	173,842,193
Marketable debt securities	34,165,910	41,609,096	31,289,107	44,441,205	84,007,189	53,432,682

Capitalization
Guaranteed Subordinated debt	7,069,038	9,188,555	9,363,994	8,212,158	9,369,939	9,369,939
Secured Subordinated debt	743,686	785,204	659,865	547,901	508,039	508,039
Other Subordinated debt	2,917,217	3,022,232	2,426,369	2,461,029	10,316,150	2,997,703

Minority interest (including net income of the period)	9,132,710	8,273,936	6,575,173	6,060,704	9,071,486	6,505,201
Stockholders' equity (8)	18,140,592	19,772,504	18,242,063	19,068,990	32,584,251	32,598,624
Total capitalization	37,660,553	40,398,349	36,619,638	36,350,782	61,849,865	51,979,506
Stockholders’ Equity per Share (8)	4.23	4.19	3.72	4.00	6.55	6.56

Other managed funds
Mutual funds	65,011,930	68,535,047	68,139,520	80,502,023	94,125,246	92,778,914
Pension funds	16,397,317	18,841,893	17,513,488	19,494,823	34,854,266	21,678,522
Managed portfolio	7,238,915	7,869,579	7,684,879	8,906,116	10,996,523	10,996,523

Total other managed funds	88,648,162	95,246,519	93,337,887	108,902,962	139,976,035	125,453,959

Consolidated Ratios
Profitability Ratios:
Net Yield (9)	2.97%	3.32%	3.11%	2.66%	2.58%	2.69%
Cost to Income (10)	56.11%	53.98%	52.28%	49.34%	47.44%	47.44%
Return on average total assets (ROA)	0.99%	0.94%	0.81%	0.95%	0.98%	1.02%
Return on average stockholders' equity (ROE)	17.59%	13.86%	12.42%	14.48%	15.98%	15.98%
Capital Ratio:
Average stockholders' equity to average total assets	4.14%	5.08%	5.24%	5.32%	5.25%	5.47%
Ratio of earnings to fixed charges (11)
Excluding interest on deposits	1.39	1.41	1.56	1.87	1.85	1.85
Including interest on deposits	1.11	1.16	1.20	1.33	1.35	1.35
Ratio of earnings to combined fixed charges and preferred stock dividends (11)(12)
Excluding interest on deposits	1.29	1.32	1.44	1.72	1.76	1.76
Including interest on deposits	1.08	1.13	1.17	1.29	1.32	1.32

Credit Quality Data (excluding country-risk)

Allowances for non-performing assets (excluding country-risk)	5,570,366	5,583,018	5,144,855	5,323,127	7,289,325	6,275,963
Allowances for non-performing assets as a percentage of total loans	3.18%	3.11%	3.06%	2.99%	2.13%	3.06%
Non-performing assets (13)	4,527,454	3,895,514	3,676,467	3,222,504	3,948,446	3,017,824
Non-performing assets as a percentage of total loans	2.59%	2.17%	2.19%	1.81%	1.15%	1.47%
Allowances for non-performing assets as a percentage of non-performing assets	123.04%	143.32%	139.94%	165.19%	184.61%	207.96%
Net loan charge-offs as a percentage of total loans	1.12%	0.88%	0.72%	0.46%	0.18%	0.30%

Back to Contents

(1)	Includes dividends on equity securities (other than dividends from companies accounted for by the equity-method) of €130.8 million, €124.7 million, €120.1 million, €132.0 million and €281.9 million for the years ended December 31, 2000, 2001, 2002, 2003 and 2004.

(2)	Equals the sum of “Income from Equity Securities: Investments in non-Group companies” and “Income from Equity Securities: Investments in Group Companies” as stated in our consolidated financial statements.

(3)	Equals the sum of “Other Operating Revenues” and “Other Operating Expenses” as stated in our consolidated financial statements.

(4)	This figure consists of gross provisions for credit-losses, provisions for country-risk, less recoveries of loans previously charged-off.

(5)	Equals the sum of “Extraordinary Income” and “Extraordinary Loss” as shown in our consolidated financial statements.

(6)	Equals the sum of “Corporate Income Tax” and “Other Taxes” as stated in our consolidated financial statements.

(7)	Average number of shares and per share data have been calculated on the basis of the weighted average number of shares outstanding in the relevant year, including treasury stock.

(8)	At the end of each year. We have deducted the book value of treasury stock from stockholders’ equity. The number of outstanding shares utilized to calculate stockholders’ equity per share for both 2004 and 2004 pro forma (without consolidating Abbey) includes those shares issued in connection with the Abbey acquisition.

(9)	Net yield is the total of net interest income (including dividends on equity securities) divided by average earning assets. See “Item 4 Information on the Company—B. Business Overview—Selected Statistical Information—Earnings Assets—Yield Spread”.

(10)	Cost to income ratio or efficiency ratio equals general administrative expenses divided by gross operating income.

(11)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before taxation, minority interests and extraordinary items (U.S. GAAP definition of extraordinary items), plus fixed charges and after deduction of the unremitted pre-tax income of companies accounted for by the equity method. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, and the proportion of rental expense deemed representative of the interest factor.

(12)	For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before taxation, minority interest and extraordinary items (U.S. GAAP definition of extraordinary items), plus fixed charges and after deduction of the unremitted pre-tax income of companies accounted for by the equity method. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, preferred stock dividend requirements (corresponding to minority interest participation and, accordingly, not eliminated in consolidation), and the proportion of rental expense deemed representative of the interest factor. Preferred stock dividends for any year represent the amount of pre-tax earnings required to pay dividends on preferred stock outstanding during such year.

(13)	Non-performing assets reflect Bank of Spain classifications. Such classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Classified Assets—Bank of Spain Classification Requirement,” and “Assets—Bank of Spain Classification Requirement—Non-performing Assets”. The amount of non-performing assets reflected in this table consists, in the case of certain non-performing assets, of the aggregate amount of past due payment of principal and interest on such loans, and not the entire unpaid principal amount of such loans unless and until such principal amount is classified as non-performing. See “Item 4. Information on the Company— B. Business Overview—Selected Statistical Information—Classified Assets—Bank of Spain Classification Requirement,” and “Assets—Bank of Spain Classification Requirement—Non-performing Assets”. We estimate that had such entire unpaid principal amount been included, the amount of non-performing assets would have been €5,228.2 million, €4,150.6 million, €4,486.0 million, €3,823.4 million and €4,804.3 million at December 31, 2000, 2001, 2002, 2003 and 2004.

Back to Contents

The following table shows net income, stockholders’ equity, total assets and certain ratios on a U.S. GAAP basis.

		Year Ended December 31,

US GAAP	2000	2001	2002	2003	2004

	(In thousands of euros, except ratios and per share data)

Net income (1)	2,009,485	2,176,711	2,286,959	2,264,332	3,940,866
Stockholders' equity (1)(2)	30,929,034	29,944,012	23,114,475	25,093,234	38,671,623
Total assets	361,871,582	367,264,418	321,804,691	350,662,064	604,084,270
Net Income per share (3)	0.48	0.48	0.48	0.47	0.80
Stockholders' equity per share (2)(3)	7.35	6.56	4.89	5.26	7.78
Ratio of earnings to fixed charges: (4)
Excluding interest on deposits	1.38	1.26	1.61	1.79	1.86
Including interest on deposits	1.10	1.10	1.22	1.30	1.36
Ratio of earnings to combined fixed charges and preferred stock dividends: (5)
Excluding interest on deposits	1.28	1.18	1.49	1.64	1.77
Including interest on deposits	1.08	1.07	1.18	1.26	1.33

(1)	For information concerning reconciliation between Spanish GAAP and U.S. GAAP and a discussion of the principal U.S. GAAP adjustments to net income and stockholders’ equity, see note 28 to our consolidated financial statements.

(2)	As of the end of each period. The book value of our treasury stock has been deducted from stockholders’ equity. See note 1 to our consolidated financial statements.

(3)	Per share data have been calculated on the basis of the weighted average number of our shares outstanding in the relevant year, including treasury stock.

(4)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before taxation, minority interests and extraordinary items, plus fixed charges and after deduction of the unremitted pre-tax income of companies accounted for by the equity method. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, and the proportion of rental expense deemed representative of the interest factor.

(5)	For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before taxation, minority interest and extraordinary items, plus fixed charges and after deduction of the unremitted pre-tax income of companies accounted for by the equity method. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, preferred stock dividend requirements (corresponding to minority interest participation and, accordingly, not eliminated in consolidation), and the proportion of rental expense deemed representative of the interest factor. Preferred stock dividends for any year represent the amount of pre-tax earnings required to pay dividends on preferred stock outstanding during such year.

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

	Rate During Period

	Period End	Average Rate(1)
Calendar Period	($)	($)

2000	0.9388	0.9207
2001	0.8901	0.8909
2002	1.0485	0.9495
2003	1.2597	1.411
2004	1.3538	1.2478

(1)	The average of the Noon Buying Rates for euros on the last day of each month during the period.

	Rate During Period

Last six months	High $	Low $

2004
December	1.3625	1.3224
2005
January	1.3476	1.2954
February	1.3274	1.2773
March	1.3465	1.2877
April	1.3093	1.2819
May	1.2936	1.2349
June (through June 24, 2005)	1.2320	1.2035

On June 24, 2005, the exchange rate for euros and dollars (expressed in dollars per euro), based on the Noon Buying Rate, was $1.2088.

For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2(b) of our Consolidated Financial Statements.

B. Capitalization and indebtedness.

Not Applicable.

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk factors.

Risks Relating to Our Operations

Since our loan portfolio is concentrated in Continental Europe, the United Kingdom and Latin America, adverse changes affecting the Continental European, the United Kingdom or certain Latin American economies could adversely affect our financial condition.

Our loan portfolio is mainly concentrated in Continental Europe (in particular, Spain), the United Kingdom and Latin America. At December 31, 2004, Continental Europe accounted for approximately 49% of our total loan portfolio, while the United Kingdom and Latin America accounted for 40% and 10%, respectively. Therefore, adverse changes affecting the economies of Continental Europe (in particular Spain), the United Kingdom or the Latin American countries where we operate would likely have a significant adverse impact on our loan portfolio and, as a result, on our financial condition, cash flows and results of operations. See “Item 4. Information on the Company—B. Business Overview.”

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

Historically, our principal source of funds has been customer deposits (savings, demand and time deposits). At December 31, 2004 (including Abbey), 20.8% of these customer deposits are time deposits in amounts greater than $100,000. Time deposits have represented 59.5% and 51.7% of total customer deposits at the end of 2002 and 2003, respectively, and 49.4% at the end of 2004 (including Abbey). Large-denomination time deposits may be a less stable source of deposits than savings and demand deposits. In addition, since we rely heavily on short-term deposits for our funding, there can be no assurance that we will be able to maintain our levels of funding without incurring higher funding costs or liquidating certain assets.

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

Risks concerning borrower credit quality and general economic conditions are inherent in our business.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses. Adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in Spanish, UK, Latin American or global economic conditions, or arising from systemic risks in the financial systems, could reduce the recoverability and value of our assets and require an increase in our level of provisions for credit losses. Deterioration in the economies in which we operate could reduce the profit margins for our banking and financial services businesses.

Increased exposure to real estate makes us more vulnerable to developments in this market.

The decrease in interest rates globally has caused an increase in the demand of mortgage loans in the last few years. This has had repercussions in housing prices, which have also risen significantly. As real estate mortgages are one of our main assets, comprising 50.9% of our loan portfolio at December 31, 2004 (including Abbey), we are currently highly exposed to developments in real estate markets. A strong increase in interest rates might have a significant negative impact in mortgage payment delinquency rates. An increase in such delinquency rates could have an adverse effect on our business, financial condition and results of operations.

The Group may generate lower revenues from brokerage and other commission- and fee-based businesses.

Market downturns are likely to lead to declines in the volume of transactions that the Group executes for its customers and, therefore, to declines in the Group’s non-interest revenues. In addition, because the fees that the Group charges for managing its clients’ portfolios are in many cases based on the value or performance of those portfolios, a market downturn that reduces the value of the Group’s clients’ portfolios or increases the amount of withdrawals would reduce the revenues the Group receives from its asset management and private banking and custody businesses.

Even the absence of a market downturn, below-market performance by the Group’s mutual funds may result in increased withdrawals and reduced inflows, which would reduce the revenue the Group receives from its asset management business.

Market risks associated with fluctuations in bond and equity prices and other market factors are inherent in the Group’s business. Protracted market declines can reduce liquidity in the markets, making it harder to sell assets and leading to material losses.

The performance of financial markets may cause changes in the value of the Group’s investment and trading portfolios. In some of the Group’s business, protracted adverse market movements, particularly asset price decline, can reduce the level of activity in the market or reduce market liquidity. These developments can lead to material losses if the Group cannot close out deteriorating positions in a timely way. This may especially be the case for assets of the Group for which there are not very liquid markets to begin with. Assets that are not traded on stock exchanges or other public trading markets, such as derivative contracts between banks, may have values that the Group calculates using models other than publicly quoted prices. Monitoring the deterioration of prices of assets like these is difficult and could lead to losses that the Group did not anticipate.

Back to Contents

Despite the Group’s risk management policies, procedures and methods, the Group may nonetheless be exposed to unidentified or unanticipated risks.

The Group has devoted significant resources to developing its risk management policies, procedures and assessment methods and intends to continue to do so in the future. Nonetheless, the Group’s risk management techniques and strategies may not be fully effective in mitigating the Group’s risk exposure in all economic market environments or against all types of risk, including risks that the Group fails to identify or anticipate. Some of the Group’s qualitative tools and metrics for managing risk are based upon the Group’s use of observed historical market behavior. The Group applies statistical and other tools to these observations to arrive at quantifications of its risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors the Group did not anticipate or correctly evaluate in its statistical models. This would limit the Group’s ability to manage its risks. The Group’s losses thus could be significantly greater than the historical measures indicate. In addition, the Group’s quantified modeling does not take all risks into account. The Group’s more qualitative approach to managing those risks could prove insufficient, exposing it to material unanticipated losses. If existing or potential customers believe the Group’s risk management is inadequate, they could take their business elsewhere. This could harm the Group’s reputation as well as its revenues and profits.

Our recent acquisition of Abbey, and any future acquisitions may not be succesful and may be disruptive to our business.

We have acquired controlling interests in various companies, and more recently, we completed the acquisition of Abbey. Although we expect to realize strategic, operational and financial benefits as a result of the Abbey acquisition, we cannot predict whether and to what extent such benefits will be achieved. In particular, the success of the Abbey acquisition will depend, in part, on our ability to realize the anticipated cost savings from assuming the control of Abbey’s business. In addition, we will face certain challenges as we work to integrate Abbey’s operations into our businesses. Moreover, the Abbey acquisition increased our total assets by 51.7% as of December 31, 2004, thereby presenting us with significant challenges as we work to manage the increases in scale resulting from the acquisition. Our failure to successfully integrate and operate Abbey, and to realize the anticipated benefits of the acquisition, could adversely affect our operating, performing and financial results. See “Item 4. Information on the Company”. History and development of the company.” Additionally, we may consider other strategic acquisitions and partnerships from time to time. There can be no assurances that we will be successful in our plans regarding the operation of past or future acquisitions and strategic partnerships.

We can give you no assurance that our acquisition and partnership activities will perform in accordance with our expectations. Despite our due diligence efforts, we must necessarily base any assessment of potential acquisitions and partnerships on inexact and incomplete information and assumptions with respect to operations, profitability and other matters that may prove to be incorrect. We can give no assurance that our expectations with regards to integration and synergies will materialize.

Increased competition in the countries where we operate may adversely affect our growth prospects and operations.

Most of the financial systems in which we operate are highly competitive. Recent financial sector reforms in the markets in which we operate have increased competition among both local and foreign financial institutions, and we believe that this trend will continue. In particular, price competition in Europe and Latin America has increased recently. Our success in the European and Latin American markets will depend on our ability to remain competitive with other financial institutions. In addition, there has been a trend towards consolidation in the banking industry, which has created larger and stronger banks with which we must now compete. There can be no assurance that this increased competition will not adversely affect our growth prospects, and therefore our operations. We also face competition from non-bank competitors, such as brokerage companies, department stores (for some credit products), leasing companies and factoring companies, mutual fund and pension fund management companies and insurance companies.

Volatility in interest rates may negatively affect our net interest income and increase our non-performing loan portfolio.

Changes in market interest rates could affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income leading to a reduction in our net interest income. Income from treasury operations is particularly vulnerable to interest rate volatility. Since the majority of our loan portfolio reprices in less than one year, rising interest rates may also bring about an increasing non-performing loan portfolio. Interest rates are highly sensitive to many factors beyond our control, including deregulation of the financial sector, monetary policies, domestic and international economic and political conditions and other factors.

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

In the ordinary course of our business, we have a percentage of our assets and liabilities denominated in currencies other than the euro. Fluctuations in the value of the euro against other currencies may adversely affect our profitability. For example, the appreciation of the euro against some Latin American currencies and the U.S. dollar will depress earnings from our Latin American operations, and the appreciation of the euro against the sterling will depress earnings from our UK operations. Additionally, while most of the governments of the countries in which we operate have not imposed prohibitions on the repatriation of dividends, capital investment or other distributions, no assurance can be given that these governments will not institute restrictive exchange control policies in the future. Moreover, fluctuations among the currencies in which our shares and ADRs trade could reduce the value of your investment.

Back to Contents

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

Operational risks are inherent in our business.

Our businesses depend on the ability to process a large number of transactions efficiently and accurately. Losses can result from inadequate personnel, inadequate or failed internal control processes and systems, or from external events that interrupt normal business operations.

Different disclosure and accounting principles between Spain and the U.S. may provide you with different or less information about us than you expect.

There may be less publicly available information about us than is regularly published about companies in the United States. While we are subject to the periodic reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), the disclosure required from foreign issuers under the Exchange Act is more limited than the disclosure required from U.S. issuers. Additionally, we present our financial statements under Spanish GAAP which differs from US GAAP. See note 28 to our consolidated financial statements.

In 2005, the Group will adopt International Financial Reporting Standards (“IFRS”), which will affect the financial results as IFRS differ in significant respects from Spanish GAAP.

Until December 31, 2004, the Group prepared its financial statements in accordance with Spanish GAAP. In June 2002, the Council of Ministers of the EU adopted new regulations requiring all listed EU companies, including Banco Santander, to apply IFRS (previously known as “International Accounting Standards” or “IAS”) in preparing their consolidated financial statements from January 1, 2005. Because IFRS emphasizes the measure of the fair value of certain assets and liabilities, applying these standards to our financial statements may have a considerable impact on a number of important areas, including, among others, goodwill and intangible assets, employee benefits and financial instruments, accounting for share-based payments, long-term assets and business combinations. Because our financial statements prepared in accordance with IFRS will differ from our financial statements prepared in accordance with Spanish GAAP, the me th ods used by the financial community to assess our financial performance and value our publicly-traded securities could be affected.

If we are not able to adequately implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and are the subject of sanctions or investigation, our results of operations and our ability to provide timely and reliable financial information may be adversely affected.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the SEC are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We will be evaluating our internal control over financial reporting to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, which we are required to comply with in our annual report which we will file in 2007 for our 2006 fiscal year. As a result, we expect to incur substantial additional expenses and diversion of management’s time. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our deadline, we cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations since there is presently no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities such as the SEC. Any such action could adversely affect our financial results or investors’ confidence in our company and could cause the price of our securities to fall. In addition, if we fail to develop and maintain effective controls and procedures, we may be unable to provide the financial information in a timely and reliable manner.

Back to Contents

Risks Relating to Latin America

Our Latin American subsidiaries’ growth, asset quality and profitability may be adversely affected by volatile macroeconomic conditions.

The economy of the 10 Latin American countries where we operate has experienced significant volatility in recent decades, characterized, in some cases, by slow or regressive growth, declining investment and hyperinflation. This volatility has resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. Latin American banking activities (including Retail Banking, Asset Management and Private Banking and Global Wholesale Banking) accounted for €1,284.8 million of our net attributable income for the year ended December 31, 2004 (a decrease of 2.6% from €1,318.5 million for the year ended December 31, 2003). (This figure does not include goodwill amortization of €342.5 million and €1,979.8 million and financing costs of €517.0 million and €542.3 million -taking into account the euro long-term interest rate, net of taxes- at December 31, 2004 and 2003, respectively). Negative and fluctuating economic conditions, such as a changing interest rate environment, impact our profitability by causing lending margins to decrease and leading to decreased demand for higher margin products and services.

Additionally, the recent economic and political crisis in Argentina which led to the conversion by the Argentine government of all the U.S. dollar-denominated debt which was subject to Argentine laws and jurisdictions into Argentine peso-denominated debt had a negative impact on the Group’s Argentine banking subsidiaries. The negative effects on the Group’s operations in Argentina included losses generated by this forced conversion of U.S. dollar-denominated debt to Argentine pesos at below market rates, lower lending and deposit-making activities, increased restrictions on the transferability of funds and a larger number of defaults by Argentine customers. Although Argentina’s economy continued to recover in 2004, and the results of operations of the Group’s Argentine banking subsidiaries have also improved, it is possible that, despite its recent economic growth, Argentina could return to a period of economic and political instability. If this were to occur, the financial condition and results of operations of the Group’s Argentine subsidiaries could be materially and adversely affected.

Significant competition in some Latin American countries could intensify price competition and limit our ability to increase our market share in those markets.

Because some of the Latin American countries in which we operate (i) only raise limited regulatory barriers to market entry, (ii) generally do not make any differentiation between locally or foreign-owned banks, (iii) have permitted consolidation of their banks, and (iv) do not restrict capital movements, we face significant competition in Latin America from both domestic and foreign commercial and investment banks.

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

Introduction

Banco Santander Central Hispano, S.A. is the parent bank of the Santander Group. It was established on March 21, 1857 and incorporated in its present form by a public deed executed in Santander, Spain, on January 14, 1875.

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

We are incorporated under, and governed by the laws of the Kingdom of Spain. We conduct business under the commercial name “Grupo Santander”. Our corporate offices are located in Ciudad Grupo Santander, Avda. de Cantabria s/n, 28660 Boadilla del Monte (Madrid), Spain. Telephone: (011) 34-91-259-6520.

Principal Capital Expenditures and Divestitures

Acquisitions, Dispositions, Reorganizations

The principal holdings acquired by us in 2002, 2003 and 2004 and other significant corporate transactions were as follows:

Abbey National plc (“Abbey”). On July 25, 2004, our board of directors and the board of directors of Abbey announced that they had reached an agreement on the terms of a recommended acquisition by us of the total ordinary shares of Abbey by means of a scheme of arrangement under the United Kingdom Companies Act.

After the approval of shareholders at the respective shareholders’ meetings of both companies, held in October 2004, and once all conditions of the transaction were met, on November 12, 2004, the acquisition was completed through the delivery of one new share of Banco Santander for every Abbey share. The capital increase amounted to €12,540.9 million, representing 1,485,893,636 new shares of €0.50 par value each and a share premium of €7.94 each.

Polskie Towarzystwo Finansowe (“PTF”). In 2004, we acquired all the shares of PTF, a Polish consumer finance company (including the credit portfolio managed by it) for €524 million, of which €460 million represented the nominal value of the credit portfolio. This transaction generated goodwill of €70 million.

ELCON Finance AS (“Elcon”). In September 2004, we acquired 100% of the capital stock of Elcon, a leading Norwegian vehicle finance company, for 3.44 billion Norwegian Kroners (approximately €400 million). Subsequently, we agreed to sell Elcon´s equipment leasing and factoring businesses for approximately €160 million. This transaction generated goodwill of €131 million.

Abfin BV (“Abfin”). In September 2004, we acquired Abfin, a Dutch vehicle finance company, for €22 million. This transaction generated goodwill of €3 million.

Finconsumo Banca SpA (“Finconsumo”). In 2003, we resolved to acquire the remaining 50% of the capital stock of Finconsumo that we did not own and acquired 20% of such capital stock for €60 million. In January 2004, we acquired the remaining 30% for €80 million, generating goodwill of €58 million.

Santander Central Hispano Previsión, S.A., de Seguros y Reaseguros (“Previsión”). In 2003, we reached an agreement for the sale of our entire investment in the capital stock of Previsión. Once all regulatory approvals were obtained, we completed the transaction in June 2004 for €162 million.

Orígenes AFJP, S.A. (“Orígenes”). In 2003, we increased our ownership interest in Orígenes from 39.2% to 59.2%, in accordance with the agreements reached with Bank of Boston in 2000, for a total price of $141 million. The goodwill generated (€102 million) was fully amortized against the provisions as of December 31, 2002.

Back to Contents

Banco Santander Portugal, S.A. (“Banco Santander Portugal”). In 2003, we acquired a 12.74% ownership interest in the capital stock of Banco Santander Portugal for €106 million, thus increasing our holding to 97.95%.

Banco Español de Crédito, S.A. (“Banesto”). In 2002, Banesto carried out a monetary capital increase through the issuance of 81,670,694 new shares, carrying preemptive rights, at a ratio of 2 new shares issued at par for every 15 old shares. We sold the preemptive rights we received in this transaction (arising from our 99.04% holding in the capital stock of Banesto) for €443 million and reduced our ownership interest in Banesto to 88.57%. As of December 31, 2004, we had an 88.65% holding in the capital stock of Banesto.

Grupo Financiero Santander Serfin (“Serfin”) and Banco Santander Mexicano, S.A. In December 2002, we reached an agreement with Bank of America Corporation whereby the latter acquired 24.9% of Serfin for $1,600 million, for which we recognized in 2003 capital gains of €681 million. Under this agreement, Bank of America Corporation must maintain its share holding in Serfin for at least three years, and after this period it may use, if it deems it appropriate, several liquidity mechanisms to reduce its share holding, including the listing of its Serfín shares on the stock exchange and the right to sell its Serfin shares to us, at one time, at its book value at the time of the sale, calculated in accordance with international accounting standards.

The sale of the 24.9% stake was completed in the first quarter of 2003. As of December 31, 2003, we had a 74.0% holding in the capital stock of Serfin.

In June 2004, the shareholders of Serfin increased its capital by €163.4 million, of which we subscribed €122.5 million.

The shareholders, at the General Shareholders’ Meetings of Banco Santander Mexicano, S.A. (a 100% owned subsidiary of Serfin), Banca Serfin, S.A. (a 100% owned subsidiary of Serfin), Factoring Santander Serfin, S.A. de C.V. (a 98.8% owned subsidiary of Serfin) and Fonlyser, S.A. de C.V. (a 99.9% owned subsidiary of Serfin), held on November 29, 2004, agreed to the merger of these entities, with Banco Santander Mexicano, S.A. being the surviving entity. For accounting purposes, the merger was effective as of December 31, 2004. Banco Santander Mexicano, S.A. subsequently changed its legal name to Banco Santander Serfin, S.A.

AKB Holding (“AKB”). In 2001, we reached an agreement with the Werhahn Group for the acquisition of AKB (a German group specializing in consumer finance). In May 2002, we issued 109,040,444 new shares of €0.5 par value each and share premium of €9.588 each for an effective amount of €1,100 million, which were paid in full through the contribution of shares representing all the capital stock of AKB, in accordance with the resolutions adopted at the Bank’s Extraordinary Shareholders’ Meeting held on February 9, 2002. In 2002, AKB merged with CC-Bank Ag., which is 100% owned by us.

Banco Santiago. Under the agreements between us and the Central Bank of Chile (as the second largest shareholder of Banco Santiago), on April 17, 2002, we acquired 35.45% of the Central Bank of Chile’s holding in the capital stock of Banco Santiago for $685 million (approximately €772 million). On August 1, 2002, Banco Santiago merged into Banco Santander Chile, with retroactive effect as of January 1, 2002, after the required resolutions were passed at their respective Shareholders’ Meetings and approval by the Chilean regulatory authorities. The name of the post-merger entity is Banco Santander Chile.

Banco Río de la Plata, S.A. (“Banco Río”). As of December 31, 2001, we had an 80.3% controlling interest in Banco Río. Additionally, we had call options and were obliged by put options of a third party on the capital stock of Banco Río which affected 18.54% of Banco Rio’s capital stock (23% of the voting rights). In January 2002, we settled the exercise of the put option by its holder through the delivery of the Bank’s ordinary shares. The estimated cost of the investment was €395.0 million. As of December 31, 2002, we had a 98.9% holding in the capital stock of Banco Río and, as of December 31, 2003, a 99.1% holding following the conversion by us in 2003 of the subordinated debt of Banco Río held by us into equity.

Banco Santander Colombia. As a result of a capital increase and of certain agreements reached in prior years, in 2002, we increased our holding in the capital stock of Banco Santander Colombia by 34.32% and paid €303 million. As of December 31, 2004, we held 97.64% of Banco Santander Colombia.

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

The Royal Bank of Scotland Group, plc. (“RBS”). In 2002 we made a net divestment of 3% of our holding in RBS, giving rise to gains of approximately €806 million. As of December 31, 2002, our ownership interest was 5.04% in RBS.

As of December 31, 2003, following several purchases and sales made during the year, our holding in RBS was 5.05%. The sales gave rise to gains of €217 million.

In May 2004, we subscribed to a capital increase for sterling 150 million, in order to prevent dilution of our holding. This transaction generated goodwill of €25 million.

In September 2004, we sold 79 million of our RBS shares, representing 2.51% of our holding, at a capital gain of approximately €472 million. As of December 31, 2004, our ownership interest in RBS was 2.54%.

In January 2005, we sold our entire holding in RBS at a capital gain of approximately €717 million.

Unión Eléctrica Fenosa, S.A. (“Unión Fenosa”). In 2002, we acquired several holdings in the capital stock of Unión Fenosa for a total amount of €465 million. In 2004, we sold 1% of our holding that as of December 31, 2004, was 22.02%.

Grupo Financiero Bital. In 2002, we subscribed to a capital increase and converted bonds into Grupo Financiero Bital shares for approximately €99 million, thus increasing our holding to 25.4% of the economic rights and 29.1% of the voting rights of Grupo Financiero Bital. Subsequently, we accepted the tender offer launched by Hong Kong and Shanghai Bank Corporation for the shares of Grupo Financiero Bital, realizing capital gains of approximately €113 million.

Dragados y Construcciones, S.A. In 2002, we divested our 23.5% holding in Dragados y Construcciones, S.A. at a capital gain of approximately €521 million.

Grupo Sacyr-Vallehermoso, S.A. (“Sacyr-Vallehermoso”). In 2002, we divested 24.5% of our holding in Sacyr-Vallehermoso at a capital gain of approximately €301 million.

In 2004, we sold our entire holding in Sacyr-Vallehermoso for €92 million at a capital gain of €47 million.

San Paolo IMI, S.p.A. (“San Paolo IMI”). In 2003, we increased our holding in San Paolo IMI, from 5.2% as of December 31, 2002, to 8.6% as of December 31, 2003 and 2004, with a net investment of €525 million in 2003.

Vodafone Airtouch plc (“Vodafone”). During 2002, we reduced our stake in Vodafone from 1.53% to 0.97%, realizing capital gains of €274 million. In 2003, we sold 0.67% of our holding, realizing capital gains of €369 million. In 2004, we sold the remainder of our holding in Vodafone, realizing capital gains of €242 million.

Auna Operadores de Telecomunicaciones, S.A. (“Auna”). In 2002, we acquired a 12.62% stake in Auna for €939 million, thus increasing to 23.49% our total holding in this company. This stake was increased by an additional 2.5% in 2004, for approximately €217 million. Furthermore, during 2004, we made purchases for an additional 1.5% stake in Auna for approximately €120 million. As of December 31, 2004, we had a 27.34% holding in the capital stock of Auna, with an investment of €2,031 million.

In January 2005, we acquired an additional 4.74% stake in Auna, thus increasing to 32.08% our total holding in this company.

Back to Contents

Shinsei Bank (“Shinsei”). In 2003, we increased our holding in the capital stock of the Japanese bank Shinsei from 6.5% as of December 31, 2002, to 11.4% as of December 31, 2003. The total cost of the investment at that date was approximately €144 million. Subsequently, in the first quarter of 2004, we sold 4.0% of our holding at a capital gain of approximately €118 million. After this transaction, we held 7.4% of the capital stock of Shinsei.

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

As of December 31, 2002, our capital had increased by 109,040,444 shares, or 2.34% of our total capital as of December 31, 2001, to 4,768,402,943 shares through the following transaction:

AKB Holding Acquisition

•	Capital increase of 109,040,444 new shares of €0.5 par value each and share premium of €9.588 each for an effective amount of €1,100 million, which were paid in full through the contribution of shares representing all the capital stock of AKB, in accordance with the resolutions adopted at our Extraordinary Shareholders’ Meeting held on February 9, 2002. These shares were issued on May 14, 2002.

As of December 31, 2002 and 2003, our capital stock consisted of 4,768,402,943 fully subscribed and paid shares of €0.5 par value each.

As of December 31, 2004, our capital had increased by 1,485,893,636 shares, or 31.16% of our total capital as of December 31, 2003, to 6,254,296,579 shares through the following transaction:

Abbey Acquisition

•	Capital increase of 1,485,893,636 new shares of €0.5 par value each and share premium of €7.94 each for an effective amount of €12,540.9 million, which were paid in full through the contribution of shares representing all the capital stock of Abbey, in accordance with the resolutions adopted at our Extraordinary Shareholders’ Meeting held on October 21, 2004. These shares were issued on November 12, 2004.

Recent Events

In May 2005, after the tender offer launched in March 2005, we acquired 100% of the capital stock of Bankia (a Norwegian bank) for a price of approximately €56 million.

In April 2005, we, together with the other strategic partners of Auna, decided to open an orderly and competitive process for the sale of our holdings in Auna, or, as the case might be, its assets, submitting this option to the governance bodies of this telecommunications group.

   B. Business overview.

We are a financial group operating principally in Spain, the United Kingdom, other European countries and Latin America, offering a wide range of financial products. At December 31, 2004, we were one of the ten largest banking groups in the world by market capitalization and the largest banking group in the euro zone with a stock market capitalization of €57.1 billion, stockholders’ equity of €32.1 billion and total assets of €575.4 billion. We had an additional €140.0 billion in mutual funds, pension funds and other assets under management at that date. We also had 33,353 employees and 4,384 branch offices in Spain and 93,135 employees and 5,589 branches outside Spain at December 31, 2004.

Our principal operations are in Spain, the United Kingdom, Portugal, Germany, Italy and Latin America. We also have significant operations in New York and Paris as well as financial investments in San Paolo-IMI and Attijariwafa Bank (formerly, Banque Commerciale du Maroc). In Latin America, we have majority shareholdings in banks in Argentina, Bolivia, Brazil, Chile, Colombia, Mexico, Puerto Rico, Uruguay and Venezuela.

Recent Reorganization of Business Areas

As a result of the entry into force of the IFRS in 2005, we have redefined our business areas for financial reporting purposes. The new areas reflect the incorporation of Abbey, following our consolidation of its balance sheet at the end of 2004.

In accordance with the criteria established by the IFRS, the structure of the operating business areas has been segmented into two levels:

Back to Contents

Principal level (or geographic). The activity of our operating units is segmented by geographical areas. This coincides with our first level of management and reflects our positioning in the world’s three main currency areas. The reported segments are:

•	Continental Europe. This covers all retail banking business (including Banif, our specialized private bank), asset management and insurance and wholesale banking conducted in Europe, with the exception of Abbey. This segment includes the following units: Santander Central Hispano Network, Banesto, Portugal and Santander Consumer.

In addition, small units outside the three geographic areas, whose relative importance to our total business is not significant and which are extensions of the main areas, are included in Continental Europe.

•	United Kingdom (Abbey). This covers only Abbey’s business, mainly focused on retail banking and insurance in the UK.

•	Latin America. This embraces all the financial activities conducted via our subsidiary banks and other subsidiaries. It also includes the specialized units in International Private Banking, as an independent globally managed unit.

Secondary level (or business). This segments the activity of our operating units by type of business. The reported segments are:

•	Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, which are managed globally throughout the world). Because of the importance of this business relative to our total activity, details are provided by both geographic area (Continental Europe, United Kingdom- Abbey and Latin America) as well as by main country.

•	Asset Management and Insurance. This includes our units that design and manage mutual and pension funds and insurance.

•	Global Wholesale Banking. This business reflects the returns from Global Corporate Banking, Investment Banking and Markets worldwide, including all treasuries with global management, as well as our equities business.

In addition to these operating units, which cover everything by geographic area and business, we continue to maintain a separate Financial Management and Equity Stakes area. This area incorporates the centralized activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitizations. As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity.

Business Areas in 2004

In 2004, our business was divided into five principal areas:

•	European Retail Banking;

•	Retail Banking Latin America;

•	Asset Management and Private Banking;

•	Global Wholesale Banking; and

•	Financial Management and Equity Stakes.

As noted above, in November 2004, we acquired 100% of the capital of Abbey National plc. Under Spanish GAAP, our acquisition of Abbey has been reflected on our financial statements as if the acquisition had occurred on December 31, 2004. Accordingly, Abbey’s assets and liabilities were consolidated into our balance sheet as of December 31, 2004, but Abbey’s results of operations had no impact on our income statement for the year ended December 31, 2004.

Abbey is a significant financial services provider in the United Kingdom, being the second largest residential mortgage lender, third largest savings brand, and operates across the full range of personal financial services serving approximately 18 million customers.

Back to Contents

Prior to the reorganization of Abbey’s structure following the completion of the acquisition, Abbey had two main business divisions: “Personal Financial Services” and the “Portfolio Business Unit”.

“Personal Financial Services” includes the following business areas:

(i) Banking and Savings: in addition to being the second largest provider of residential mortgages in the UK, Abbey also provides a wide range of retail savings accounts and offers a range of personal banking services including current accounts, unsecured loans and credit cards;

(ii) Investment and Protection: Abbey offers life and health protection, investment and pensions products primarily through its subsidiaries Abbey National Life, Scottish Mutual Assurance and Scottish Provident;

(iii) General Insurance: the range of non-life insurance products sold by Abbey includes buildings and contents insurance and payment protection insurance; and

(iv) Financial Markets: Abbey Financial Markets is responsible for the liquidity and capital management activities of the bank and it also incorporates derivatives and structured products and short term markets businesses.

The “Portfolio Business Unit” originally comprised a number of businesses, assets and portfolios that were deemed inconsistent with Abbey’s UK Personal Financial Services strategy. Accordingly, Abbey has reduced or exited these businesses and the remaining portfolio mainly corresponds to finance leases, operating leases (principally Porterbrook), Motor Financing and Litigation Funding.

Following the completion of the acquisition of Abbey, a new organizational structure has been created. Three new divisions were established by: (i) restructuring Abbey’s retail banking division, which integrates the former divisions of sales and marketing; (ii) restructuring Abbey’s insurance and asset management, which integrates both businesses and in doing so underscores the importance of these markets for Abbey and (iii) the creation of a new manufacturing division as a result of the merger of the former divisions of technology and operations with customers, which will be responsible for global management of costs and the bank’s operational efficiency.

Abbey is now organized as follows:

•	Business divisions: Sales and Marketing; Insurance and Asset Management, and Finance and Markets.

•	Support divisions: Human Resources; Manufacturing; and Risk.

The Business and Support divisions are supported by five central units – Compliance, Communications, Legal, Secretariat and Tax, and Strategy and Planning.

European Retail Banking

This area covers the banking activities of the different networks and specialized units in Europe, principally with individual clients and small and medium sized companies (“SMEs”), as well as private and public institutions. During 2004 there were four units within this area: Santander Central Hispano Retail Banking, Banesto, Santander Consumer and Portugal.

Retail Banking Latin America

This area covers the banking activities in Latin America conducted through our subsidiary banks and finance companies.

Asset Management and Private Banking

Asset management includes pension and mutual funds and bancassurance. Private banking includes the activity carried out with clients via the specialized units in Spain and abroad.

Global Wholesale Banking

This area covers our corporate banking activities in Spain, the rest of Europe and New York, treasury activities in Madrid and New York, as well as investment banking businesses throughout the world.

Back to Contents

Financial Management and Equity Stakes

This area is responsible for the centralized activities relating to strategic or temporary equity stakes in industrial and financial companies, financial management related to the structural exchange rate position, the Group’s asset and liability portfolio and management of liquidity and capital through securities issuances and securitizations. It also manages all capital and reserves and allocations of capital and liquidity to the different business areas. The area also includes, on a temporary basis, businesses that are being wound down or closed in order not to distort the rest of the businesses. In exceptional circumstances, this area sometimes manages the launch of an activity of a strategic nature.

European Retail Banking

Our European retail banking activities include deposit taking, personal loans and consumer finance, mortgage lending, bill discounting, leasing, factoring, distribution of mutual and pension funds, life and non-life insurance distribution, credit and debit card operations, remote banking services, automobile financing and money transfers.

European Retail Banking is the largest business area of the Santander Group. At the end of 2004, it accounted for 56.4% of total customer deposits excluding Abbey (33.3%, including Abbey), 72.7% of loans excluding Abbey (43.0%, including Abbey) and 55% of net attributable income of the Group’s main business areas (excluding Abbey).

The area had 5,180 branches and 40,703 employees (direct and assigned) at the end of 2004.

The area experienced a 17.7% increase in net operating income, primarily due to increased revenue from commissions, lower operating costs, improved efficiency and growth in net interest income.

The efficiency ratio improved by 3.2 percentage points in 2004 from 45.7% in 2003 to 42.5%. Net attributable income increased 20.4% to €2,120.3 million. ROE in 2004 was 19.5%, the same as in 2003.

Santander Central Hispano Retail Banking

This activity is carried out through the branch network of Banco Santander Central Hispano, with support from an increasing number of automated cash dispensers, savings books updaters, telephone banking services, electronic and internet banking.

At the end of 2004, we had 2,571 branches and a total of 19,371 employees (direct and assigned) of which 791 employees were temporary, dedicated to retail banking in Spain. Compared to 2003, there was a net increase of 23 branches and a net reduction of 1,376 employees.

In 2004, Santander Central Hispano Retail Banking experienced growth of approximately 11.4% in lending, 12.2% in net operating income and 12.4% in net attributable income, an improved efficiency ratio from 45.4% in 2003 to 43.0% in 2004 and continued high standards of quality in credit risk.

Gross operating income from Santander Central Hispano Retail Banking was €3,639.3 million in 2004, as compared to €3,431.7 million in 2003.

In 2004, net attributable income from Santander Central Hispano Retail Banking was €1,041.4 million, 12.4% higher than net attributable income in 2003, while the ROE reached 20.8% (22.4% in 2003) and the efficiency ratio improved to 43.0% (45.4% in 2003).

The 11.4% growth in lending in 2004 versus 2003 came from both mortgages (+23%, mainly for individual customers) as well as other loans and credits (+13%), leasing and renting (+30%) and commercial bills (+9%).

Customer deposits increased slightly by 0.5%, while mutual and pension funds increased by 11.2% and 10.0%, respectively.

Banesto

At the end of 2004, Banesto had 1,683 branches and 9,801 employees (direct and assigned) (compared with 9,954 employees at the end of 2003), of which 612 employees were temporary.

In 2004, Banesto experienced growth of approximately 26.5% in lending, 8.2% in customer deposits and 11.6% in off-balance sheet customer funds.

In 2004, gross operating income from Banesto was €1,719.6 million, as compared to €1,578.4 million in 2003. Net attributable income from Banesto was €470.1 million, 23.7% higher than in 2003, while the ROE reached 16.8% (15.6% in 2003) and the efficiency ratio improved to 45.6% (48.5% in 2003).

Santander Consumer

Our consumer financing activities are conducted through our subsidiary Santander Consumer. Most of the activity is in auto financing, personal loans and credit cards. These consumer financing activities are mainly focused on Spain, Portugal, Germany and Italy (through Finconsumo). We are also present in Austria, Hungary, the Czech Republic, the Netherlands, Norway, Poland and Sweden.

Back to Contents

At the end of 2004, this unit had 256 branches (compared with 183 at the end of 2003) and 5,234 employees (direct and assigned) (compared with 3,991 employees at the end of 2003), of which 177 employees were temporary.

In 2004, this unit generated gross operating income of €1,306.8 million, 27.5% higher than in 2003. Net attributable income was €359.0 million, 44.9% higher than in 2003, while the ROE reached 22.0% (21.2% in 2003) and the efficiency ratio improved to 35.5% (39.9% in 2003).

Santander Consumer´s new lending amounted to €15,300 million, 30% more than in 2003 (including the new loans, acquired through our acquisitions of PTF, Elcon and Abfin). Excluding these acquisitions, growth would have been 23%. Total managed assets amounted to €26,800 milllion. Of note was the 24% organic growth in auto financing and the 36% increase in consumer finance and credit cards. The main traditional markets registered high lending growth: Spain and Portugal, 25%; Italy, 36% and Germany, 19%.

Portugal

Our Portuguese retail operations are conducted by Banco Santander Totta, and our Portuguese investment banking operations by Banco Santander de Negocios Portugal.

At the end of 2004, Retail Banking in Portugal operated 670 branches and had 6,297 employees (direct and assigned) (compared with 6,900 employees at the end of 2003), of which 32 employees were temporary.

In 2004, gross operating income from our Retail Banking activities in Portugal was €910.0 million, as compared to €852.3 million in 2003. Net attributable income was €249.9 million, 17.2% higher than in 2003, while the ROE reached 17.4% (16.9% in 2003) and the efficiency ratio improved to 44.4% (48.4% in 2003).

In 2004, net attributable income from our Group in Portugal (including Retail Banking, Asset Management and Global Wholesale Banking) was €289.5 million, 15.3% higher than in 2003.

Retail Banking Latin America

At December 31, 2004, we had 3,874 offices and 52,107 employees (direct and assigned) in Retail Banking Latin America (compared with 3,894 offices and 52,229 employees, respectively, at December 31, 2003), of which 563 were temporary employees. Net attributable income from Retail Banking Latin America was €1,038.6 million, 2.4% lower than in 2003, while the ROE reached 26.9% (29.0% in 2003) and the efficiency ratio increased to 55.3% (54.9% in 2003). Our total Latin American activities (including Retail Banking, Asset Management and Global Wholesale Banking) accounted for €1,284.8 million of our net attributable income for the year ended December 31, 2004. Our Latin American banking business is principally conducted by the following banking subsidiaries:

	Percentage Held		Percentage Held
	at December 31, 2004		at December 31, 2004

Banco Río de la Plata (Argentina)	99.09	Banco Santander Colombia	97.64
Banco Santa Cruz, S.A. (Bolivia)	96.33	Banco Santander Mexicano	74.92
Banco Santander Brasil, S.A. (Brazil)	97.62	Banco Santander Puerto Rico	88.64
Banco Santander Meridional (Brazil)	96.91	Banco Santander, S.A. (Uruguay)	100.00
Banespa (Brazil)	98.02	Banco de Venezuela, S.A.C.A.	98.41
Banco Santander Chile	83.94

We engage in a full range of retail banking activities in Latin America, although the range of our activities varies from country to country. We seek to take advantage of whatever particular business opportunities local conditions present. We engage in a wide array of deposit taking activities throughout Latin America, and other retail banking activities in Argentina, Brazil, Chile and Mexico. Our primary lending operations are in Chile, Mexico, Brazil and Puerto Rico. Our principal mutual fund operations are in Brazil, Mexico, Chile and Puerto Rico, and our main pension fund operations are in Chile, Mexico, Argentina, Peru and Colombia.

Our significant position in Latin America is attributable to our financial strength, high degree of diversification (by countries, businesses, products, etc), and breadth and depth of our franchise.

Detailed below are the performance highlights of the main Latin American countries in which we operate:

Brazil. Santander Banespa is one of the main financial franchises in Brazil. It has more than 1,800 branches and over 7,300 cash dispensers.

Back to Contents

In 2004, Santander Banespa focused on increasing customer business volumes, particularly loans development, capitalizing on the large number of clients after customer segmentation. This focus helped to increase total lending by 37% in line with the increase in loans to individual customers (credit cards, auto financing, consumer credit, etc.). Deposits plus mutual and pension funds increased by 17%.

Total net attributable income from Brazil in 2004 was €684.9 million, 2.3% lower than in 2003 (+2.6% excluding the exchange rate impact). The efficiency ratio was 48.0%, ROE was 38.8%, the ratio of non-performing loans (“NPL”) was 2.6% at the end of 2004 and the NPL coverage was 175%.

Mexico. Santander Mexicano is one of the leading financial services companies in Mexico. It is the third largest banking group in Mexico in terms of business volume and first in terms of profitability and credit risk quality. It has a network of 1,020 branches and 2,299 cash dispensers.

Net attributable income from Mexico declined 18.4% (-5.5% after eliminating the exchange rate impact) to €331.7 million. The year-on-year comparison was affected by the €17 million impact from the sale of 24.9% of Santander Serfin to Bank of America (February 28, 2003), the release of €51 million of loan-loss provisions in the first quarter of 2003 and the rise in the tax charge between the two periods. Net operating income, not affected by any of these factors, rose 29.4% after eliminating the exchange rate impact. The efficiency ratio was 45.6%, ROE was 24.2%, the ratio of non-performing loans was 0.7% at the end of 2004 and the NPL coverage was 401%.

Chile. Santander Santiago has the largest financial franchise in the country with substantial business in loans, deposits, mutual funds and pension funds. It has 346 branches and 1,191 cash dispensers.

In 2004, lending rose 19% and the total of deposits, mutual funds and pension funds increased 19%.

Net attributable income from Chile increased 11.3% to €271.0 million (+8.5% eliminating the exchange rate impact). The efficiency ratio stood at 41.5%, ROE was 23.2%, the ratio of non-performing loans was 3.3% and the NPL coverage was 116%.

Puerto Rico. Santander Puerto Rico is one of the largest financial entities in Puerto Rico. We have 71 branches and 149 cash dispensers in Puerto Rico.

In 2004, Santander Puerto Rico focused on growth in residential mortgages and loans to medium-sized companies, which produced an increase of 8% in lending in local currency. Deposits and mutual funds rose 19% in dollars.

Net attributable income from Puerto Rico was €45.7 million, 62.4% higher than in 2003 (78.4% excluding the exchange rate impact). The efficiency ratio was 58.8%, ROE was 11.0%, the ratio of non-performing loans stood at 2.3% and the NPL coverage was 131%.

Venezuela. Banco de Venezuela is one of the country’s largest banks. It has 242 branches and 656 cash dispensers.

The main focus of management in 2004 was growth in net basic revenue and the profitability of business, with selective growth in lending, a rise in transactional deposits, a very flexible pricing policy for loans and funds and the development of businesses that generate commissions.

Net attributable income from Venezuela grew 6.7% to €115.1 million (+33.6% excluding the exchange rate impact). The efficiency ratio was 43.6%, ROE stood at 39.6%, the ratio of non-performing loans was 2.2% and the NPL coverage was 346%.

Colombia. Colombia consolidated its economic recovery in 2004. The Group´s business model in Colombia is focused on selective growth and efficient management of costs, with excellent credit quality levels (the ratio of non-performing loans was 0.4% and coverage more than 1,000%).

Net attributable income from Colombia was €39.3 million, 58.2% higher than in 2003.

Other countries

Argentina made a positive contribution to Group earnings in 2004 (net attributable income was €38.9 million, compared to zero contribution in 2003). Growth in deposits was consolidated and lending began to slowly recover. Fees and commissions also increased.

Uruguay improved notably, generating net attributable income of €17.2 million in 2004 compared to a loss of €37.1 million in 2003.

Bolivia’s net attributable income was €8.0 million in 2004 (€8.9 million in 2003). Peru, where the Group focuses on pension funds, generated net attributable income of €17.8 million in 2004 (€19.3 million in 2003).

Back to Contents

Asset Management and Private Banking

This area comprises all of our companies whose activity is the management of mutual and pension funds, private banking and bancassurance. At the end of 2004, this area had 171 branches and 6,735 employees (direct and assigned) (6,606 employees at the end of 2003), of which 16 employees were temporary.

In 2004, this area generated gross operating income of €871.0 million, as compared to €798.7 million in 2003. Net attributable income was €351.1 million, 9.9% higher than in 2003.

Asset Management: Assets managed in Spain increased 14.5% to €77,909 million. We manage €61,925 million in mutual funds (of which €2,484 million relates to real estate funds) and we manage €6,330 million in individual pension funds.

In Latin America, we managed €28,000 million of mutual and pension funds, 18% more than in 2003 (excluding the exchange rate impact). All group companies in Latin America increased their balances of mutual and pension funds in local currency. Of note was the growth of more than 30% in mutual funds in Mexico, Chile and Puerto Rico, as well as in pension funds in all countries (with an increase of approximately 15%, without the effect of exchange rates, with the exception of Argentina which had an increase of 9%).

Insurance: In Spain, Santander Seguros continued to grow strongly in its targets areas. Individual life-risk premium income increased by 70%, multi-risk home insurance grew by 29% and unemployment insurance tripled.

In Latin America, the Group continued to focus on growth in the distribution of insurance via its banking network. Brazil, Mexico and Chile had an aggregate growth of 34% in premium income, excluding the exchange rate impact.

Private Banking: Banco Banif, our specialized Private Banking subsidiary, attained 22% growth in its target customers and a 25% increase in net operating income, with €22,000 million of managed customer funds.

International Private Banking registered 20% growth in euros in net operating income and 35% in net attributable income. Average managed funds rose 25% in dollars terms.

Global Wholesale Banking

This area covers our corporate banking activities in Spain, the rest of Europe and New York, treasury activities in Madrid and New York, as well as investment banking throughout the world.

Net attributable income was €331.1 million, 46.8% more than in 2003.

At the end of 2004, we had 18 branches and 2,223 employees (direct and assigned) (2,288 employees at the end of 2003), of which 9 were temporary.

Global Corporate Banking

Our Group serves our large corporate, financial institutions and governments clients' needs from our headquarters in Spain, our banking subsidiaries in Belgium, Portugal and Latin America, and our branches in London, Frankfurt, Paris and New York and our agency in Miami. The corporate banking unit provides a full range of banking services, including among others, bill discounting, global cash management, treasury management services, risk mitigation products, trade finance and correspondent banking.

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

Global Investment Banking increased revenues in 2004 24% over 2003. Revenues from our equities business increased 22%, consolidating our leadership in brokerage in Spain, Portugal and in ordinary Latin American shares.

Back to Contents

Treasury

Our treasury operations manage money, foreign exchange and fixed-income trading in Spain and abroad (Portugal, New York and Latin America), using conventional instruments and derivatives, for our own account and for the account of customers and for participating in fixed income capital market activities.

Financial Management and Equity Stakes

This area acts as the Group’s holding company, managing all capital and reserves, and assigning capital and liquidity to the rest of the Group’s businesses. It also incorporates centrally managed businesses, which can be divided into three sub areas:

•     Equity Stakes: This area centralizes the management of equity stakes in financial and industrial companies.

•     Financial management: Manages the structural exchange rate position, the Assets and Liabilities Committee (ALCO) portfolio of the parent bank and the issues and securitizations that meet the Group’s liquidity and equity needs. It also manages the costs related to hedging capital in Latin America and manages all capital and reserves, the allocation of capital to each business unit, and the financing cost of investments. In addition, there are certain specific allocations of a centralized nature (the parent bank’s pension), country-risk and early amortization of goodwill.

•     Projects underway/wound down: Also included, on a temporary basis, are businesses in the process of being wound down or closed in order not to distort the rest of our businesses. In exceptional circumstances, this area may manage the launch of a business of a strategic nature on a temporary basis. In 2004, this area managed the development of the Partenón project.

Gross operating income from Financial Management and Equity Stakes was €157.1 million in 2004, 35.2% higher than in 2003. Net attributable loss was €705.6 million in 2004 compared with a net attributable loss of €760.5 million in 2003.

At the end of 2004, this area had 359 employees (direct and assigned) (271 employees at the end of 2003), of which 173 were temporary.

Equity Stakes

Alliances and Financial Investments

We have financial investments in a number of banking companies, principally in Europe. The following summarizes our most important financial investments:

Commerzbank. At December 31, 2004, we owned 3.4% of Commerzbank.

San Paolo-IMI. At December 31, 2004, we owned 8.5% of the capital stock of San Paolo-IMI, one of the largest banking groups in Italy in terms of assets. San Paolo-IMI controls Intereuropa Bank, a Hungarian bank in which we own a 10% stake.

Attijariwafa Bank (Morocco) (formerly, Banque Commerciale du Maroc). At December 31, 2004, we had a 14.5% interest in Attijariwafa Bank, which engages mainly in trade finance and foreign investment activities. Together with Attijariwafa Bank we have a 50% joint venture in Attijari International Bank, which specializes in trade finance in Tangier’s free trade zone.

Industrial Portfolio

The majority of our industrial holdings portfolio consists of investments in strategic sectors related to the growth of the Spanish economy. Through our investments in these areas, we aim to be present in these sectors as a long-term investor. Our investments in non-financial companies focus on areas we believe to be long-term growth sectors, such as telecommunications.

The following table summarizes our main industrial holdings at December 31, 2004:

		Percentage Held
Company	Business	At December 31, 2004

AUNA	Telecommunications	27.34
ONO-Cableuropa	Cable	18.93
Unión Fenosa, S.A.	Electric Utility	22.02
Cepsa, S.A.	Oil and Petrochemicals	32.27
Inmobiliaria Urbis, S.A.	Real Estate	45.67
Antena 3 de Televisión, S.A.	Mass Media	10.00

Back to Content

In 2004, we continued our strategy of balancing the negative contribution from companies being developed with the positive contribution of companies generating income and distributing dividends. We realize capital gains from the sale of stakes when the circumstances are optimal do to so.

As of December 31, 2004, our unrealized capital gains in industrial stakes were estimated at €2,400 million.

Total Revenues by Activity and Geographic Location

For a breakdown of our total revenues by category of activity and geographic market please see note 28 of our Consolidated Financial Statements.

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

As stated above under “Item 4. Information on the Company – A. History and development of the company –Principal Capital Expenditures and Divestitures – Acquisitions, Dispositions and Divestitures”, on November 12, 2004, we completed the acquisition of Abbey. For consolidation purposes, Abbey´s assets and liabilities were consolidated into our balance sheet as of December 31, 2004, but Abbey’s results of operations had no impact on our income statement for 2004.

Average balance sheet information set forth in the following tables for the year ended December 31, 2004 includes the consolidation of Abbey line by line as of December 31, 2004 and renders such average balances incompatible to the comparable data for the year ended December 31, 2003. In order to facilitate comparison of average balances for these periods, we have provided in this report pro forma average balance sheet information for the year ended December 31, 2004 without consolidating Abbey. However, amounts reflecting the interplay of average balances with revenues or expenses including Abbey may be distorted because such revenues and expense amounts do not reflect any contribution from Abbey during the reported period.

As noted above, in order to calculate average balance sheet information, we have utilized month-end balances. Because Abbey’s assets and liabilities were consolidated into our balance sheet as of December 31, 2004, the average balances including Abbey only reflect the impact of Abbey’s balances on one of the thirteen-month period ends used in calculating such averages. Accordingly, average balances including Abbey do not reflect the impact that Abbey’s assets will have on such balances following a full year of consolidation.

Back to Contents

Average Balance Sheet - Assets and Interest Income	Year Ended December 31,

	2002			2003

	Average		Average	Average
ASSETS	Balance	Interest	Rate	Balance	Interest	Average Rate

	(in thousands of euros, except percentages)
Cash and due from central banks
Domestic	2,411,612	52,804	2.19%	3,075,228	37,266	1.21%
International	5,889,151	282,763	4.80%	4,596,131	258,840	5.63%

	8,300,763	335,567	4.04%	7,671,359	296,106	3.86%
Due from credit institutions (1)
Domestic	10,476,057	361,949	3.46%	12,760,763	315,720	2.47%
International	30,529,359	1,647,977	5.40%	25,886,472	1,062,087	4.10%

	41,005,416	2,009,926	4.90%	38,647,235	1,377,807	3.57%
Government debt securities
Domestic	24,090,992	1,185,679	4.92%	29,809,839	1,228,723	4.12%
International	—	—	—	—	—	—

	24,090,992	1,185,679	4.92%	29,809,839	1,228,723	4.12%
Debentures and other fixed-income securities
Domestic	2,460,418	95,873	3.90%	3,404,886	100,830	2.96%
International	35,767,099	3,799,572	10.62%	32,132,708	2,084,048	6.49%

	38,227,517	3,895,445	10.19%	35,537,594	2,184,878	6.15%
Loans and credits (1)
Domestic	89,369,388	4,793,146	5.36%	100,009,531	4,551,898	4.55%
International	84,570,422	8,117,866	9.60%	72,349,184	5,785,164	8.00%

	173,939,810	12,911,012	7.42%	172,358,715	10,337,062	6.00%
Income from hedging operations (2)
Domestic		594,701			437,209
International		1,779,008			1,341,955

		2,373,709			1,779,164
Total interest-earning assets
Domestic	128,808,467	7,084,152	5.50%	149,060,247	6,671,646	4.48%
International	156,756,031	15,627,186	9.97%	134,964,495	10,532,094	7.80%

	285,564,498	22,711,338	7.95%	284,024,742	17,203,740	6.06%
Equity securities (3)
Domestic	5,991,506	278,564	4.65%	7,085,648	310,074	4.38%
International	9,260,868	194,608	2.10%	7,730,451	131,419	1.70%

	15,252,374	473,172	3.10%	14,816,099	441,493	2.98%
Total earning assets
Domestic	134,799,973	7,362,716	5.46%	156,145,895	6,981,720	4.47%
International	166,016,899	15,821,794	9.53%	142,694,946	10,663,513	7.47%

	300,816,872	23,184,510	7.71%	298,840,841	17,645,233	5.90%

Allowance for credit-losses	(5,461,576)			(5,019,135)
Premises and equipment	5,623,939			4,583,335
Other assets	44,517,050			40,596,589
Total average assets	345,496,285	23,184,510	6.71%	339,001,630	17,645,233	5.21%

(1)	Includes securites purchased under agreements to resell.
(2)	Includes income from instruments to hedge interest-rate transactions.
(3)	Includes both portfolio investments in equity securities and investments in Group and non-Group companies. Amounts shown as "interest" consist of dividends received. Includes dividends from companies accounted for by the equity method of €353,111 and €309,506 thousands for 2002 and 2003, respectively. See notes 1 and 2 to the table under "Selected Consolidated Financial information”.

Back to Contents

Average Balance Sheet - Liabilities and Interest Expense	Year Ended December 31,

	2002			2003

	Average		Average	Average		Average
LIABILITY AND STOCKHOLDERS’ EQUITY	Balance	Interest	Rate	Balance	Interest	Rate

	(in thousands of euros, except percentages)
Due to credit institutions (1)
Domestic	13,330,719	515,280	3.87%	20,123,870	451,448	2.24%
International	39,131,519	2,108,169	5.39%	41,598,221	1,516,954	3.65%

	52,462,238	2,623,449	5.00%	61,722,091	1,968,402	3.19%
Customers deposits (1)
Domestic	86,394,424	1,831,733	2.12%	90,777,806	1,522,022	1.68%
International	86,720,080	4,376,851	5.05%	72,815,172	2,793,579	3.84%

	173,114,504	6,208,584	3.59%	163,592,978	4,315,601	2.64%
Marketable debt securities
Domestic	6,377,473	359,069	5.63%	12,825,157	541,583	4.22%
International	30,858,198	1,284,196	4.16%	24,062,569	799,861	3.32%

	37,235,671	1,643,265	4.41%	36,887,726	1,341,444	3.64%
Subordinated debt
Domestic	1,565,835	69,766	4.46%	1,361,897	51,351	3.77%
International	11,634,141	666,598	5.73%	10,505,451	627,469	5.97%

	13,199,976	736,364	5.58%	11,867,348	678,820	5.72%
Expenses from hedging operations (2)
Domestic		228,471			—
International		1,206,456			663,903

		1,434,927			663,903
Total interest-bearing liabilities
Domestic	107,668,451	3,004,319	2.79%	125,088,730	2,566,404	2.05%
International	168,343,938	9,642,270	5.73%	148,981,413	6,401,766	4.30%

	276,012,389	12,646,589	4.58%	274,070,143	8,968,170	3.27%

Other liabilities (3)	42,331,983	1,179,266		38,749,780	718,726

Minority interest	7,139,799			6,602,448

Stockholders' Equity (4)	20,012,114			19,579,259

Total average Liabilities and Stockholders´ Equity	345,496,285	13,825,855	4.00%	339,001,630	9,686,896	2.86%

(1)	Includes securites sold under agreements to repurchase.
(2)	Includes expenses from instruments to hedge interest-rate transactions.
(3)	Includes interest allocated to Santander Group pension plans.
(4)	For calculation of the ROE ratio and the average stockholders' equity as a percentage of average total assets ratio, the amount of average stockholders' equity considered was €18,097,996 thousand and €18,035,039 thousand for the years 2002 and 2003, respectively. The main difference is the effect of net attributable income on average stockholders' equity.

Back to Contents

Average Balance Sheet - Assets and Interest Income
	Year Ended December 31,

	2004 pro forma (without consolidating Abbey)			2004

			Average	Average
ASSETS	Average Balance	Interest	Rate	Balance	Interest	Average Rate

	(in thousands of euros, except percentages)
Cash and due from central banks
Domestic	3,175,170	35,957	1.13%	3,175,170	35,957	1.13%
International	4,869,259	200,573	4.12%	4,921,583	200,573	4.08%

	8,044,429	236,530	2.94%	8,096,753	236,530	2.92%
Due from credit institutions (1)
Domestic	10,036,215	285,646	2.85%	10,036,215	285,646	2.85%
International	27,293,580	802,234	2.94%	28,276,763	802,234	2.84%

	37,329,795	1,087,880	2.91%	38,312,978	1,087,880	2.84%
Government debt securities
Domestic	21,431,620	802,710	3.75%	21,470,684	802,710	3.74%
International	—	—	—	—	—	—

	21,431,620	802,710	3.75%	21,470,684	802,710	3.74%
Debentures and other fixed-income securities
Domestic	6,301,330	161,282	2.56%	6,301,330	161,282	2.56%
International	39,881,802	2,692,647	6.75%	42,518,847	2,692,647	6.33%

	46,183,132	2,853,929	6.18%	48,820,177	2,853,929	5.85%
Loans and credits (1)
Domestic	118,107,245	4,693,142	3.97%	118,107,245	4,693,142	3.97%
International	73,816,529	5,951,140	8.06%	84,409,634	5,951,140	7.05%

	191,923,774	10,644,282	5.55%	202,516,879	10,644,282	5.26%
Income from hedging operations (2)
Domestic		421,085			421,085
International		2,057,419			2,057,419

		2,478,504			2,478,504
Total interest-earning assets
Domestic	159,051,580	6,399,822	4.02%	159,090,644	6,399,822	4.02%
International	145,861,170	11,704,013	8.02%	160,126,827	11,704,013	7.31%

	304,912,750	18,103,835	5.94%	319,217,471	18,103,835	5.67%
Equity securities (3)
Domestic	8,131,926	456,645	5.62%	8,131,926	456,645	5.62%
International	8,517,192	190,801	2.24%	7,995,224	190,801	2.39%

	16,649,118	647,446	3.89%	16,127,150	647,446	4.01%
Total earning assets
Domestic	167,183,506	6,856,467	4.10%	167,222,570	6,856,467	4.10%
International	154,378,362	11,894,814	7.70%	168,122,051	11,894,814	7.08%

	321,561,868	18,751,281	5.83%	335,344,621	18,751,281	5.59%
Allowance for credit-losses	(5,316,444)			(5,394,395)
Premises and equipment	4,617,844			4,884,258
Other assets	38,149,028			39,266,043

Total average assets	359,012,296	18,751,281	5.22%	374,100,527	18,751,281	5.01

(1)	Includes securites purchased under agreements to resell.
(2)	Includes income from instruments to hedge interest-rate transactions.
(3)	Includes both portfolio investments in equity securities and investments in Group and non-Group companies. Amounts shown as "interest" consist of dividends received. Includes dividends from companies accounted for by the equity method of €365,497 thousands for 2004 . See notes 1 and 2 to the table under "Selected Consolidated Financial information”.

Back to Contents

Average Balance Sheet - Liabilities and Interest Expense
	Year Ended December 31,

	2004 pro forma (without consolidating Abbey)			2004

	Average		Average	Average		Average
LIABILITY AND STOCKHOLDERS’ EQUITY	Balance	Interest	Rate	Balance	Interest	Rate

	(in thousands of euros, except percentages)
Due to credit institutions (1)
Domestic	19,573,355	446,093	2.28%	19,573,355	446,093	2.28%
International	45,385,388	1,723,629	3.80%	47,367,944	1,723,629	3.64%

	64,958,743	2,169,722	3.34%	66,941,299	2,169,722	3.24%
Customers deposits (1)
Domestic	93,505,004	1,379,671	1.48%	93,505,004	1,379,671	1.48%
International	75,340,017	2,370,827	3.15%	84,571,056	2,370,827	2.80%

	168,845,021	3,750,498	2.22%	178,076,060	3,750,498	2.11%
Marketable debt securities

Domestic	25,840,973	897,073	3.47%	25,840,973	897,073	3.47%
International	21,801,330	859,499	3.94%	24,153,215	859,499	3.56%

	47,642,303	1,756,572	3.69%	49,994,188	1,756,572	3.51%
Subordinated debt

Domestic	1,949,950	113,490	5.82%	1,949,950	113,490	5.82%
International	9,932,809	572,253	5.76%	10,495,767	572,253	5.45%

	11,882,759	685,743	5.77%	12,445,717	685,743	5.51%
Expenses from hedging operations (2)
Domestic		(407,910)			(407,910)
International		1,414,837			1,414,837

		1,006,927			1,006,927
Total interest-bearing liabilities
Domestic	140,869,282	2,428,417	1.72%	140,869,282	2,428,417	1.72%
International	152,459,544	6,941,045	4.55%	166,587,982	6,941,045	4.17%

	293,328,826	9,369,462	3.19%	307,457,264	9,369,462	3.05%

Other liabilities (3)	32,733,978	746,107		33,496,364	746,107
Minority interest	5,864,700			6,062,107
Stockholders' Equity (4)	27,084,792			27,084,792
Total average Liabilities and Stockholders´ Equity	359,012,296	10,115,569	2.82%	374,100,527	10,115,569	2.70%

(1)	Includes securites sold under agreements to repurchase.
(2)	Includes expenses from instruments to hedge interest-rate transactions.
(3)	Includes interest allocated to Santander Group pension plans.
(4)	For calculation of the ROE ratio and the average stockholders' equity as a percentage of average total assets ratio, the amount of average stockholders' equity considered was €19,627,482 thousand for the year 2004. The main difference is the effect of net attributable income on average stockholders' equity.

Back to Contents

Changes in Net Interest Income—Volume and Rate Analysis

The following tables allocate, by domicile of customer, changes in our net interest income between changes in average volume and changes in average rate for 2003 compared to 2002 and 2004 compared to 2003. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “Average Balance Sheets and Interest Rates”, and the footnotes thereto.

				2004 (pro forma without
	2003/2002			consolidating Abbey)/2003			2004/2003

	Increase (Decrease) due to changes in			Increase (Decrease) due to changes in			Increase (Decrease) due to changes in

	Volume	Rate	Net change	Volume	Rate	Net change	Volume	Rate	Net change

Interest income (1)	(in thousands of euros)

Cash and due from central banks
Domestic	8,096	(23,634)	(15,538)	1,151	(2,460)	(1,309)	1,151	(2,460)	(1,309)
International	(72,803)	48,880	(23,923)	11,135	(69,402)	(58,267)	12,973	(71,240)	(58,267)

	(64,707)	25,246	(39,461)	12,286	(71,862)	(59,576)	14,124	(73,700)	(59,576)
Due from credit institutions
Domestic	57,484	(103,713)	(46,229)	(78,565)	48,491	(30,074)	(78,565)	48,491	(30,074)
International	(189,008)	(396,882)	(585,890)	40,430	(300,283)	(259,853)	66,317	(326,170)	(259,853)

	(131,524)	(500,595)	(632,119)	(38,135)	(251,792))	(289,927)	(12,248)	(277,679)	(289,927)
Government debt securities
Domestic	235,772	(192,728)	43,044	(315,717)	(110,296)	(426,013)	(312,736)	(113,277)	(426,013)
International	—	—	—	—	—	—	—	—	—

	235,772	(192,728)	43,044	(315,717)	(110,296)	(426,013)	(312,736)	(113,277)	(426,013)
Debentures and other fixed-income securities
Domestic	28,085	(23,128)	4,957	74,072	(13,620)	60,452	74,072	(13,620)	60,452
International	(238,343)	(1,477,181)	(1,715,524)	525,054	83,545	608,599	660,011	(51,412)	608,599

	(210,258)	(1,500,309)	(1,710,567)	599,126	69,925	669,051	734,083	(65,032)	669,051
Loans and credits (1)
Domestic	482,644	(723,892)	(241,248)	721,299	(580,055)	141,244	721,299	(580,055)	141,244
International	(979,575)	(1,353,127)	(2,332,702)	122,566	43,410	165,976	853,293	(687,317)	165,976

	(496,931)	(2,077,019)	(2,573,950)	843,8	(536,645)	307,220	1,574,592	(1,267,372)	307,220
Total interest-earning assets
Domestic	812,081	(1,067,095)	(255,014)	402,240	(657,940)	(255,700)	405,221	(660,921)	(255,700)
International	(1,479,729)	(3,178,310)	(4,658,039)	699,185	(242,730)	456,455	1,592,594	(1,136,139)	456,455

	(667,648)	(4,245,405)	(4,913,053)	1,101,425	(900,670)	200,755	1,997,815	(1,797,060)	200,755
Equity securities
Domestic	47,687	(16,177)	31,510	58,709	87,862	146,571	58,709	87,862	146,571
International	(26,146)	(37,043)	(63,189)	17,638	41,744	59,382	6,042	53,340	59,382

	21,541	(53,220)	(31,679)	76,347	129,606	205,953	64,751	141,202	205,953
Total earning assets
Domestic	859,768	(1,083,272)	(223,504)	460,949	(570,078)	(109,129)	463,930	(573,059)	(109,129)
International	(1,505,875)	(3,215,353)	(4,721,228)	716,823	(200,986)	515,837	1,598,636	(1,082,799)	515,837

	(646,107)	(4,298,625)	(4,944,732)	1,177,772	(771,064)	406,708	2,062,566	(1,655,858)	406,708

(1)	Without interest income or interest expense from interest-rate hedging transactions.

Back to Contents

	2003/2002			2004 (pro forma without consolidating Abbey)/2003			2004/2003

	Increase (Decrease) due to changes in			Increase (Decrease) due to changes in			Increase (Decrease) due to changes in

	Volume	Rate	Net change	Volume	Rate	Net change	Volume	Rate	Net change

	(in thousands of euros)
Interest expenses (1)

Due to credit institutions
Domestic	153,459	(217,291)	(63,832)	(13,405)	8,050	(5,355)	(13,405)	8,050	(5,355)
International	89,673	(680,888)	(591,215)	144,278	62,397	206,675	210,835	(4,160)	206,675

	243,132	(898,179)	(655,047)	130,873	70,447	201,320	197,430	3,890	201,320
Customers deposits
Domestic	70,424	(380,135)	(309,711	39,205	(181,556)	(142,351)	39,205	(181,556)	(142,351)
International	(533,959)	(1,049,313)	(1,583,272)	79,673	(502,425)	(422,752)	334,526	(757,278)	(422,752)

	(463,535)	(1,429,448)	(1,892,983)	118,878	(683,981)	(565,103)	373,731	(938,834)	(565,103)
Marketable debt securities
Domestic	272,436	(89,922)	182,514	451,679	(96,189)	355,490	451,679	(96,189)	355,490
International	(225,126)	(259,209)	(484,335)	(89,550)	149,188	59,638	1,888	57,750	59,638

	47,310	(349,131)	(301,821)	362,129	52,999	415,128	453,567	(38,439)	415,128
Subordinated debt
Domestic	(7,611)	(10,804)	(18,415)	34,220	27,919	62,139	34,220	27,919	62,139
International	(67,051)	27,922	(39,129)	(33,155)	(22,061)	(55,216)	(588)	(54,628)	(55,216)

	(74,662)	17,118	(57,544)	1,065	5,858	6,923	33,632	(26,709)	6,923
Total interest-bearing liabilities
Domestic	488,708	(698,152)	(209,444)	511,699	(241,776)	269,923	511,699	(241,776)	269,923
International	(736,463)	(1,961,488)	(2,697,951)	101,246	(312,901)	(211,655)	546,661	(758,316)	(211,655)

	(247,755)	(2,659,640)	(2,907,395)	612,945	(554,677)	58,268	1,058,360	(1,000,092)	58,268

(1)	Without interest income or interest expense from interest-rate hedging transactions.

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

	Year Ended December 31,

			2004 pro forma
			(without
			consolidating
	2002	2003	Abbey)	2004

	(in thousands of euros except percentages)
Average earning assets
Domestic	134,799,973	156,145,895	167,183,506	167,222,570
International	166,016,899	142,694,946	154,378,362	168,122,051

	300,816,872	298,840,841	321,561,868	335,344,621
Interest and dividends on equity securities (1)
Domestic	7,362,716	6,981,720	6,856,467	6,856,467
International	15,821,794	10,663,513	11,894,814	11,894,814

	23,184,510	17,645,233	18,751,281	18,751,281
Net interest income
Domestic	4,001,233	3,985,021	4,028,794	4,028,794
International	5,357,422	3,973,316	4,606,918	4,606,918

	9,358,655	7,958,337	8,635,712	8,635,712
Gross yield (2)
Domestic	5.46%	4.47%	4.10%	4.10%
International	9.53%	7.47%	7.70%	7.08%

	7.71%	5.90%	5.83%	5.59%
Net yield (3)
Domestic	2.97%	2.55%	2.41%	2.41%
International	3.23%	2.78%	2.98%	2.74%

	3.11%	2.66%	2.69%	2.58%
Yield spread (4)
Domestic	2.67%	2.42%	2.38%	2.38%
International	3.80%	3.17%	3.15%	2.91%

	3.13%	2.63%	2.64%	2.54%
Net interest margin (3)
Domestic	2.89%	2.47%	2.25%	2.25%
International	3.29%	2.85%	3.03%	2.76%

	3.11%	2.65%	2.62%	2.50%

(1)	Dividends on equity securities include dividends from companies accounted for by the equity method. See note 1 to the table under “Selected Consolidated Financial Information”.

(2)	Gross yield is the quotient of interest and dividends on equity securities divided by average earning assets.

(3)	Net yield is the quotient of net interest income (that includes dividends on equity securities) divided by average earning assets. Net interest margin is calculated in the same way as net yield but excludes dividends from income and equity securities from average earning assets.

(4)	Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 5. Operating and Financial Review and Prospects – Net Interest Income”.

Back to Contents

Return on Equity and Assets

The following table presents our selected financial ratios (excluding the effects of the Abbey acquisition, except where indicated) for the years indicated.

	Year Ended December 31,

	2002	2003	2004

Return on average total assets	0.81%	0.95%	1.02%
Return on average stockholders’ equity (1)	12.42%	14.48%	15.98%
Dividends per average share as a percentage of net attributable income per average share (1)	61.21%	55.32%	58.59%
Average stockholders’ equity as a percentage of average total assets (1)	5.24%	5.32%	5.47%

(1)	Calculated including the capital increase made as a result of the Abbey acquisition.

Interest-Earning Assets

The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “Average Balance Sheets and Interest Rates”, and the footnotes thereto.

	Year Ended December 31,

			2004 pro forma
			(without
			consolidating
	2002	2003	Abbey)	2004

Cash and due from Central Banks
Domestic	0.83%	1.09%	1.04%	1.00%
International	2.06%	1.62%	1.60%	1.54%

	2.89%	2.71%	2.64%	2.54%
Due from credit institutions
Domestic	3.67%	4.49%	3.29%	3.14%
International	10.69%	9.11%	8.95%	8.86%

	14.36%	13.60%	12.24%	12.00%
Government debt securities
Domestic	8.44%	10.50%	7.03%	6.73%
International	—	—	—	—

	8.44%	10.50%	7.03%	6.73%
Debentures and other fixed-income securities
Domestic	0.86%	1.20%	2.07%	1.97%
International	12.53%	11.31%	13.08%	13.32%

	13.39%	12.51%	15.15%	15.29%
Loans and credits
Domestic	31.30%	35.21%	38.73%	37.00%
International	29.62%	25.47%	24.21%	26.44%

	60.92%	60.68%	62.94%	63.44%
Total interest-earning assets
Domestic	45.10%	52.49%	52.16%	49.84%
International	54.90%	47.51%	47.84%	50.16%

	100.00%	100.00%	100.00%	100.00%

Back to Contents

Due from Credit Institutions

The following table shows our short-term funds deposited with other banks at each of the dates indicated.

			At December 31,

	2000	2001	2002	2003	2004 (2)

Demand deposits-	(in thousands of euros)
Current accounts	164,292	215,667	105,816	103,734	117,752
Other accounts	5,422,830	5,396,981	3,043,095	1,599,804	1,587,547

	5,587,122	5,612,648	3,148,911	1,703,538	1,705,299

Other deposits-
Deposits in credit institutions	20,540,358	20,992,205	15,865,145	14,635,787	16,872,007

Securities purchased under agreements to resell	10,916,015	16,491,544	21,332,856	21,390,247	31,041,948

	31,456,373	37,483,749	37,198,001	36,026,034	47,913,955
Less- Allowance for credit losses (1)	(279,405)	(107,107)	(90,522)	(111,735)	(49,307)

	36,764,090	42,989,290	40,256,390	37,617,837	49,569,947

(1)	The purpose of this allowance for credit losses is to recognize the loss related to the collectibility of these balances due to transfer risk and credit risk.

This allowance is determined, in accordance with Bank of Spain requirements, based on debt servicing, on debtor credit rating, and on the outstanding settlement and transfer risks of the country in which the debtor is located.

The allowance for credit losses reduces the fair value of the balances included in Due from Credit Institutions after evaluating their collectibility. All estimated losses considered in the calculation of this allowance are related to claims due from non-OECD financial institutions.

(2)	Includes the effects of the Abbey acquisition.

Investment Securities

At December 31, 2004, the book value of our investment securities, including Abbey, was €112.1 billion (representing 19.5% of our total assets). These investment securities had a yield of 5.11% in 2004, compared with a yield of 4.81% earned during 2003. €16.1 billion, or 14.4%, of our investment securities consisted of Spanish Government and government agency securities, 18.5% of which consisted of Spanish Treasury bills that had a yield of 2.2% in 2004. For a discussion of how we value our investment securities, see note 2(d) to our consolidated financial statements.

Back to Contents

The following table shows the book values of our investment securities by type and domicile of counterparty at each of the dates indicated.

	At December 31,

	2000	2001	2002	2003	2004 (1)
Debt securities
Domestic-	(in thousands of euros)

Spanish Government	22,758,627	24,705,072	24,988,526	31,118,523	16,123,313
Other domestic issuer:
Public authorities	215,836	89,845	216,012	275,146	200,016
Other domestic issuer	2,088,577	2,297,014	2,802,959	5,327,211	7,995,374

Total domestic	25,063,040	27,091,931	28,007,497	36,720,880	24,318,703
International-
United States:
U.S. Treasury and other U.S.
Government agencies	533,530	290,878	596,589	1,140,134	1,382,532
States and political subdivisions	2,750,093	2,095,609	2,145,256	98,306	690,969
Other securities	2,233,223	2,451,210	781,884	696,328	6,159,562

Total United States	5,516,846	4,837,697	3,523,729	1,934,768	8,233,063
Other:
Governments	28,885,159	27,750,580	19,896,934	26,542,838	27,850,778
Other securities	10,367,218	7,816,487	5,980,499	10,434,092	38,818,494

Total Other	39,252,377	35,567,067	25,877,433	36,976,930	66,669,272

Total International	44,769,223	40,404,764	29,401,162	38,911,698	74,902,335
Less- Allowance for credit losses	(198,881)	(188,453)	(135,552)	(185,978)	(180,748)
Less- Security price fluctuation
allowance	(316,775)	(308,957)	(198,453)	(61,682)	(78,385)
Total Debt Securities	69,316,607	66,999,285	57,074,654	75,384,918	98,961,905

Equity securities
Domestic	2,525,795	3,057,091	3,849,006	4,766,673	6,184,081
International-
United States	299,466	299,532	57,359	346,003	282,051
Other	4,242,059	4,973,928	4,530,102	5,900,207	7,397,661

Total international	4,541,525	5,273,460	4,587,461	6,246,210	7,679,712

Less-Security price fluctuation allowance	(618,406)	(522,640)	(569,715)	(948,761)	(699,770)
Total Equity Securities	6,448,914	7,807,911	7,866,752	10,064,122	13,164,023

Total Investment Securities	75,765,521	74,807,196	64,941,406	85,449,040	112,125,928

(1)	Includes the effects of the Abbey acquisition.

The following table analyzes the aggregate book value and aggregate market value of the securities of single issuers, other than the Government of the United States, that exceeded 10% of our stockholders’ equity as of December 31, 2004 (including Abbey).

	Aggregate as of December 31, 2004

	Book value	Market value

Debt securities:	(in millions of euros)
— Spanish Government	16,123.3	16,442.2
— Mexican Government	12,830.1	12,830.1
— Brazilian Government	5,319.5	5,317.7

Back to Contents

The following table analyzes the maturities and weighted average yields of our debt investment securities (before allowances for credit losses and allowances for security price fluctuations) at December 31, 2004 (including Abbey). Yields on tax-exempt obligations have not been calculated on a tax-equivalent basis because we do not believe the effect of such a calculation would be material.

	At December 31, 2004

		Maturing	Maturing
	Maturing	Between	Between	Maturing
	Within	1 and	5 and	After
	1 Year	5 Years	10 Years	10 Years	Total

Debt securities	(in thousands of euros)
Domestic:
Spanish Government	6,634,243	5,652,517	3,458,559	377,994	16,123,313
Other domestic issuer:
Public authorities	78,406	102,545	14,170	4,895	200,016
Other domestic issuer	63,860	601,313	419,434	6,910,767	7,995,374

Total domestic	6,776,509	6,356,375	3,892,163	7,293,656	24,318,703

International:
United States:
U.S. Treasury and other U.S.	224,563	799,960	267,581	90,428	1,382,532
Government agencies States and political subdivisions	6,767	63,505	347,815	272,882	690,969
Other securities	2,940,807	2,213,724	294,882	710,149	6,159,562

Total United States	3,172,137	3,077,189	910,278	1,073,459	8,233,063

Other:
Governments	7,515,643	12,487,280	4,421,848	3,426,007	27,850,778
Other securities	20,281,942	6,150,788	3,197,005	9,188,759	38,818,494

Total Other	27,797,585	18,638,068	7,618,853	12,614,766	66,669,272

Total International	30,969,722	21,715,257	8,529,131	13,688,225	74,902,335

Total debt investment securities	37,746,231	28,071,632	12,421,294	20,981,881	99,221,038

Yield	4.32%	4.97%	5.24%	4.36%	4.63%

Loan Portfolio

At December 31, 2004, our total loans and credits, including Abbey, equaled €342.2 billion (59.5% of our total assets). Net of allowances for credit losses, loans and credits equaled €335.2 billion (58.3% of our total assets). In addition to loans, we had outstanding at December 31, 2000, 2001, 2002 and 2003 and with respect to 2004 (including Abbey), €54.3 billion, €49.6 billion, €49.1 billion, €48.6 billion and €64.3 billion, respectively, of undrawn balances available to third parties.

Back to Contents

Loans by Geographic Area and Type of Customer

The following table analyzes our customer loans and credits (including securities purchased under agreement to resell), by domicile and type of customer, at each of the dates indicated.

	At December 31,

	2000	2001	2002	2003	2004 (2)

Borrowers in Spain:	(in thousands of euros)
Spanish Government	4,148,853	4,249,672	4,897,118	5,487,358	4,206,564
Commercial, financial, agricultural and industrial	38,287,915	36,024,192	37,407,850	40,082,919	46,960,284
Real estate-construction	3,362,909	3,655,286	3,537,343	4,048,386	5,852,344
Real estate-mortgage	22,060,053	26,999,828	30,940,525	41,091,269	50,825,456
Installment loans to individuals	11,354,820	10,560,897	10,579,255	8,894,956	11,232,901
Lease financing	4,222,038	4,326,669	4,441,411	5,198,113	6,140,251
Other	2,389,834	3,154,829	1,969,754	4,199,954	2,749,687

Total	85,826,422	88,971,373	93,773,256	109,002,955	127,967,487

Borrowers outside Spain:
Governments	14,244,071	14,180,623	10,303,475	5,824,432	5,681,898
Banks and other Financial Institutions	1,798,427	2,526,301	726,373	1,398,685	16,619,241
Commercial and industrial	41,781,051	38,927,471	28,371,091	37,915,142	53,002,907
Other (1)	30,906,410	34,503,592	34,736,966	23,479,482	138,905,457

Total	88,729,959	90,137,987	74,137,905	68,617,741	214,209,503

Total loans and credits, gross	174,556,381	179,109,360	167,911,161	177,620,696	342,176,990

Allowance for credit losses	(5,172,184)	(5,287,314)	(4,938,204)	(5,116,683)	(6,969,263)

Loans and credits, net of allowances	169,384,197	173,822,046	162,972,957	172,504,013	335,207,727

(1)	Of which €16.4 billion, €16.9 billion, €14.9 billion, €11.9 billion and €123.3 billion (of which €110.9 million relate to Abbey), respectively, at December 31, 2000, 2001, 2002, 2003 and 2004, are real-estate mortgages. The remaining corresponds to other types of customers, with no “loan concentration” as defined by Item III-C of Industry Guide 3.

(2)	Includes the effects of the Abbey acquisition.

At December 31, 2004, our loans and credits to unconsolidated subsidiaries and associated companies, including Abbey, amounted to €1,579.5 million (See “Item 7 —Major Shareholders and Related Party Transactions —B. Related Party Transactions”). Excluding government-related loans and credits, the largest outstanding exposure at December 31, 2004, including Abbey, was €1.4 billion (0.4% of total loans and credits, including government-related loans), and the five next largest exposures totaled €5.2 billion (1.6% of total loans, including government-related loans).

Back to Contents

Maturity

The following table sets forth an analysis by maturity of our loans and credits by domicile and type of customer at December 31, 2004, (including Abbey).

	Maturity

	Less than		One to five		Over five
	one year		years		Years		Total

	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total

	(in thousands of euros except percentages)
Loans to borrowers in Spain:
Spanish Government	2,760,346	2.82%	557,738	0.80%	888,480	0.51%	4,206,564	1.23%
Commercial, financial, agricultural and industrial	26,673,616	27.27%	12,186,295	17.51%	8,100,373	4.64%	46,960,284	13.72%
Real estate:
Construction	199,850	0.20%	677,766	0.97%	4,974,728	2.85%	5,852,344	1.71%
Mortgage	1,823,714	1.86%	3,885,819	5.58%	45,115,923	25.82%	50,825,456	14.85%
Installment loans to individuals	4,319,092	4.42%	4,421,577	6.35%	2,492,232	1.43%	11,232,901	3.28%
Lease financing	1,990,396	2.03%	3,262,396	4.69%	887,459	0.51%	6,140,251	1.79%
Other	1,815,678	1.86%	807,212	1.16%	126,797	0.07%	2,749,687	0.80%

Total borrowers in Spain	39,582,692	40.47%	25,798,803	37.06%	62,585,992	35.81%	127,967,487	37.40%

Loans to borrowers outside Spain

Governments	724,346	0.74%	3,150,495	4.53%	1,807,057	1.03%	5,681,898	1.66%
Banks and Other Financial Institutions	16,415,319	16.78%	161,851	0.23%	42,071	0.02%	16,619,241	4.86%
Commercial and Industrial	26,387,872	26.98%	19,992,510	28.72%	6,622,525	3.79%	53,002,907	15.49%
Other	14,701,475	15.03%	20,502,187	29.45%	103,701,795	59.34%	138,905,457	40.59%

Total loans to borrowers outside Spain	58,229,012	59.53%	43,807,043	62.94%	112,173,448	64.19%	214,209,503	62.60%

Total loans and credits, gross	97,811,704	100.00%	69,605,846	100.00%	174,759,440	100.00%	342,176,990	100.00%

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans having a maturity of more than one year at December 31, 2004 (including Abbey).

	Loans having a maturity of more than one year

	Domestic	International	Total

	(in thousands of euros)
Fixed rate	13,013,550	61,394,346	74,407,896
Variable rate	75,371,245	94,586,145	169,957,390

Total	88,384,795	155,980,491	244,365,286

Back to Contents

     Cross-Border Outstandings

The following table sets forth, as of the end of the years indicated, the aggregate amount of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 0.75% of our total assets. Cross-border outstandings do not include local currency loans made by subsidiary banks in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans by Abbey or our Latin American subsidiaries.

	2002		2003		2004 (4)

	(in thousands of euros except percentages)
		% of		% of		% of
		total		total		total
		assets		assets		assets

Cross-Border Outstandings
OECD Countries: (1)
United States	10,802,705	3.33%	8,646,986	2.46%	12,021,223	2.09%
Ireland	657,024	0.20%	2,012,356	0.57%	7,989,843	1.39%
United Kingdom	9,265,837	2.86%	6,734,066	1.91%	5,411,129	0.94%
Germany	3,554,893	1.10%	8,025,373	2.28%	2,449,377	0.43%
France	2,003,996	0.62%	4,604,918	1.31%	1,982,782	0.34%
Belgium	2,952,469	0.91%	2,325,858	0.66%	1,441,845	0.25%
Italy	1,956,552	0.60%	2,769,619	0.79%	1,171,670	0.20%
Other OECD Countries (2)	4,821,475	1.49%	4,415,739	1.26%	1,838,019	0.32%

Total OECD	36,014,951	11.11%	39,534,915	11.24%	34,305,888	5.96%

Non-OECD Countries
Latin American Countries (2) (3)	5,136,842	1.58%	5,803,880	1.65%	4,310,301	0.75%
Other (2)	4,295,150	1.32%	3,815,278	1.08%	3,982,155	0.69%

Total Non-OECD	9,431,992	2.91%	9,619,158	2.73%	8,292,456	1.44%

Total	45,446,943	14.02%	49,154,073	13.97%	42,598,344	7.40%

(1)	The Organization for Economic Cooperation and Development.

(2)	Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.

(3)	With regards to these cross-border outstandings, at December 31, 2002, 2003 and 2004, we had allowances for country-risk equal to €337.5 million, €404.9 million and €265.1 million, respectively. Such allowances for country-risk exceeded the Bank of Spain’s minimum requirements at such dates.

(4)	Includes the effects of the Abbey acquisition.

Back to Contents

The following table sets forth the amounts of our cross-border outstandings as of December 31 of each year by type of borrower where outstandings in the borrower’s country exceeded 0.75% of total assets.

	Governments	Banks and other Financial Institutions	Commercial and Industrial	Total

	(in thousands of euros)
2002
United States	2,749,923	3,235,826	4,816,956	10,802,705
United Kingdom	6,409	8,922,551	336,877	9,265,837
Germany	123,401	3,197,076	234,416	3,554,893
Belgium	3,382	2,895,588	53,500	2,952,469

Total	2,883,115	18,251,041	5,441,749	26,575,904

2003
United States	349,739	4,407,801	3,889,446	8,646,986
Germany	4,820,845	2,868,810	335,718	8,025,373
United Kingdom	14,751	5,191,399	1,527,916	6,734,066
France	2,612,000	1,619,706	373,212	4,604,918
Italy	2,245,866	345,008	178,745	2,769,619

Total	10,043,201	14,432,724	6,305,037	30,780,962

2004 (including Abbey)
United States	26,902	11,481,187	513,134	12,021,223
Ireland	—	30,915	7,958,928	7,989,843
United Kingdom	12,558	4,990,900	407,671	5,411,129

Total	39,460	16,503,002	8,879,733	25,422,195

Classified Assets

In the following pages, we describe Bank of Spain requirements for classification of non-performing assets and credit loss recognition. Unlike under U.S. GAAP, Spanish GAAP establishes a credit loss recognition process that is independent of the process for balance sheet classification and removal of impaired loans from the balance sheet. In Note 28 to our consolidated financial statements, we include a summary of significant valuation and income recognition differences under Spanish and U.S. GAAP and a net income and stockholders’ equity reconciliation.

The description below sets forth the minimum requirements that are followed and applied by all of our Group’s subsidiaries. Nevertheless, if the regulatory authority of the country where a particular subsidiary is located imposes stricter or more conservative requirements, the more strict or conservative requirements are followed.

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

In relation to the aggregate risk exposure (including off-balance sheet risks) to a single obligor, if the amount of non-performing balances exceeds 25% of the total outstanding risks (excluding non-accrued interest on loans to such borrower), then the bank must classify all outstanding risks to such borrower as non-performing.

Once any portion of a loan is classified as non-performing, the entire loan is placed on a non-accrual status. Accordingly, even the portion of any such a loan which may still be identified as performing will be recorded on non-accrual status.

Back to Contents

Other Non-Performing Assets. The Bank of Spain requires Spanish banks to classify any loan, fixed-income security, guarantee and certain other extensions of credit as non-performing if it has a reasonable doubt that the extension of credit will be collected (“other non-performing assets”), even if any past due payments have been outstanding for less than 90 days or the asset is otherwise performing. When a bank classifies an asset as non-performing on this basis, it must classify the entire principal amount of the asset as non-performing. The Bank of Spain also requires Spanish banks to classify as non-performing the entire outstanding principal of and accrued interest on any extension of credit to category 5 (very doubtful) countries or residents of category 5 countries to the extent it is not otherwise classified as non-performing. See “Country -Risk Outstandings”.

Once any of such assets is classified as non-performing, it is placed on a non-accrual status.

These classification criteria differ from U.S. GAAP requirements. For an estimation of the amounts to be classified as non-performing under U.S. GAAP, see Note 13 to the Selected Consolidated Financial Information table in this report.

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

The Bank of Spain allows each bank to decide how to classify the listed countries within this classification scheme, subject to the Bank of Spain’s oversight. The classification is made based on criteria such as the risk global assessment according to the evolution of the balance of payments, the level of the outstanding debt and of the charges for debt services, the debt quotations in the international secondary markets and other indicators and factors of each country as well as all the criteria indicated by the Bank of Spain. It excludes from country-risk outstandings:

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

Back to Contents

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

The following table shows the amount of interest owed on non-accruing assets and the amount of such interest that was received when due and when past due:

	Year ended December 31,

	2004(2)	2003	2002

Interest owed on non-accruing assets	(in thousands of euros)
Domestic	34,941	43,909	55,611
International	182,452	204,258	288,332

Total	217,393	248,167	343,943
Interest received on non-accruing assets
Domestic	83,535	70,648	64,696
International	105,273	101,768	129,938

Total (1)	188,808	172,416	194,634

(1)	Includes interest received when due of €80.7, €80.3 and €118.8 million and interest received when past due of €108.1, €92.0 and €75.8 million for the years ended December 31, 2004, 2003 and 2002, respectively.

(2)	Excludes Abbey due to the fact that Abbey had no impact on the Group’s results of operations in 2004.

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

Back to Contents

The only exception to these requirements is that when a bank treats otherwise performing assets to a single borrower as non-performing because non-performing assets exceed 25% of the bank´s total exposure to the borrower as set forth in “Bank of Spain Classification Requirements—Non-Performing Past Due Assets” above, the Bank of Spain does not require the bank to carry an allowance against any asset that has no overdue principal or interest payments.

Other Non-Performing Assets. If a non-performing asset is an other non-performing asset, see “Item 4. Information on the Company—B. Business Overview—Bank of Spain Classification Requirements—Non-Performing Assets—Other Non-Performing Assets”, the amount of the required allowance will be at least 25% and up to 100% of the amounts treated as non-performing, depending on management´s opinion of the loan recovery expectations. When the treatment of such asset as a non-performing asset is due to, in management’s opinion, an inadequate financial or economical condition of the borrower, and the amount estimated as non-collectible is less than 25% of the outstanding debt, the amount of the required allowance will be at least 10% of the outstanding debt.

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

      Assets in this category include credit card balances; current account overdrafts and excesses in credit accounts (except those included in categories (a) and (b)), and doubtful assets not subject to a mandatory allowance not included in letter “a”).

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

Under the recent Bank of Spain guidelines, as a result of relatively recent international economic crises, and the increasing presence of Spanish banks in Latin America and Southeast Asia, we are subject to more stringent information requirements. Banks that have risks in countries that do not fall within category 1, or banks that have subsidiaries abroad, or banks in which risks or liabilities with non-residents in Spain equal at least €5 million, must now complete new information statements when presenting their accounts.

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

Back to Contents

     Bank of Spain Foreclosed Assets Requirements

The Bank of Spain requires Spanish banks to carry assets acquired on foreclosure at their net value (defined as the lower of (i) the face value of the loan secured (net of any related provision for non-performing asset) and (ii) the appraised market value of the foreclosed asset), reduced by allowances (expressed as a percentage of net value), as follows: if the asset is held between three and four years —25%; between four and five years —50%; more than five years —75%. In any event, net asset value can never exceed the market value of the asset. Bank of Spain regulations allow a release of allowances to the extent that the independently appraised value of the assets acquired upon foreclosure (appraised each year subsequent to the first date on which a provision would be required) exceeds the net value of such assets, but requires that a minimum allowance be maintained at all times equal to 25% of the outstanding principal of t he underlying loan at the time of foreclosure and 100% of the outstanding interest at that time. Provisions made to this allowance are set forth as extraordinary losses in our consolidated financial statements.

     Bank of Spain Charge-off Requirements

Spanish GAAP does not permit non-performing assets to be partially charged-off.

The Bank of Spain requires Spanish banks to charge-off immediately those non-performing assets that management believes will never be repaid or that were made to category 6 (“bankrupt”) countries or residents of such category 6 countries. See the above sub-section entitled “Item 4. Information on the Company—B. Business Overview—Bank of Spain Classification Requirements—Country-Risk Outstandings”. Otherwise, the Bank of Spain requires Spanish banks to charge-off non-performing assets three years after they were classified as non-performing. Spanish banks may carry fully secured past-due mortgage loans beyond this three-year deadline for up to six years if there are objective factors that indicate an improved likelihood of recovery. Accordingly, even if allowances have been established equal to 100% of a non-performing asset (in accordance with the Bank of Spain criteria discussed above), the Spanish bank ma y maintain that non-performing asset, fully provisioned, on its balance sheet for the full three or six-year period if management believes based on objective factors that there is some possibility of recoverability of that asset. (See Note 28.1 to our consolidated financial statements for differences between Spanish and U.S. GAAP).

Back to Contents

     Movements in Allowances for Credit Losses

The following table analyzes movements in our allowances for credit losses and movements, by domicile of customer, for the years indicated. See “Presentation of Information”. For further discussion of movements in the allowances for credit losses, see “Item 5. Operating and Financial Review and Prospects—A.Operating Results—Net Provisions for Credit Losses”.

	Year Ended December 31,

	2000	2001	2002	2003	2004 (3)

Allowance for credit losses at beginning of year	(in thousands of euros)
Borrowers in Spain	1,204,464	1,360,253	1,771,321	1,725,606	1,681,017
Borrowers outside Spain	2,625,035	4,290,217	3,811,553	3,438,672	3,733,379

Total	3,829,499	5,650,470	5,582,874	5,164,278	5,414,396

Inclusion of acquired companies' credit loss allowances

Borrowers in Spain	(13,450)	-	-	-	3,704
Borrowers outside Spain	2,004,393	108	9,034	-	1,076,327

Total	1,990,943	108	9,034	-	1,080,031

Loans charged-off against income (1)

Borrowers in Spain	(15,145)	(13,258)	(14,921)	(12,729)	(13,565)
Borrowers outside Spain	(39,547)	(40,040)	(117,474)	(91,110)	(47,624)

Total	(54,692)	(53,298)	(132,395)	(103,839)	(61,189)

Recoveries of loans previously charged-off (1)

Borrowers in Spain	191,278	151,845	141,850	108,722	146,743
Borrowers outside Spain	186,777	341,760	251,804	248,765	261,832

Total	378,055	493,605	393,654	357,487	408,575

Net provisions for credit losses (1)

Borrowers in Spain	182,221	499,982	318,656	681,234	884,980
Borrowers outside Spain	866,124	1,086,035	1,329,536	814,453	762,671

Total	1,048,345	1,586,017	1,648,192	1,495,687	1,647,651

Charge-offs against credit loss allowance

Borrowers in Spain	(175,375)	(205,498)	(249,757)	(259,366)	(323,687)
Borrowers outside Spain	(1,342,661)	(1,821,549)	(1,223,617)	(811,719)	(640,092)

Total	(1,518,036)	(2,027,047)	(1,473,374)	(1,071,085)	(963,779)

Other movements (2)	(23,644)	(66,981)	(863,707)	(428,132)	(326,367)

Allowance for credit losses at end of year
Borrowers in Spain	1,360,253	1,771,321	1,725,606	1,681,017	3,131,433
Borrowers outside Spain	4,290,217	3,811,553	3,438,672	3,733,379	4,067,885

Total	5,650,470	5,582,874	5,164,278	5,414,396	7,199,318

(1)	We have included separate line items for charge-offs of loans not previously provided for (loans charged-off against income) and recoveries of loans previously charged-off in order to satisfy the SEC’s requirement to show all charge-offs and recoveries in this table. We have increased provisions for credit losses for purposes of this table by the amount of charge-offs of loans not previously provided for and decreased it by the amount of recoveries of loans previously provided for to produce the line item “net provisions for credit losses” in this table. This has also allowed the figures for net provisions for credit losses in this table to match the amounts recorded under “Write-offs and credit loss provisions (net)” in our Consolidated Income Statement.

(2)	The shift in “Other Movements” from 2000 to 2001, to 2002, to 2003 and to 2004 principally reflects foreign exchange differences.

(3)	Includes the effects of the Abbey acquisition.

Back to Contents

The table below shows a breakdown of charge-offs against income, recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the years indicated.

	Year Ended December 31,

	2000	2001	2002	2003	2004 (1)

Loans charged off against income-	(in thousands of euros)
Borrowers in Spain:
Commercial, financial, agricultural, industrial.	(6,815)	(1,655)	(685)	(2,917)	(2,147)
Real estate-construction	(6)	(6)	(4)	(3)	(8)
Real estate-mortgage	(337)	(347)	(465)	(1,042)	(210)
Installment loans to individuals	(6,497)	(222)	(10,927)	(7,763)	(9,115)
Lease finance	(1,472)	(3,409)	(2,491)	(992)	(2,085)
Other	(18)	(7,619)	(349)	(12)	-

Total Borrowers in Spain	(15,145)	(13,258)	(14,921)	(12,729)	(13,565)
Borrowers outside Spain
Government and official institutions	-	-	-	-	(6)
Bank and other financial institutions	-	-	-	(2,762)	(2)
Commercial and industrial	(34,389)	(36,664)	(71,433)	(15,384)	(10,308)
Other	(5,158)	(3,376)	(46,041)	(72,964)	(37,308)

Total borrowers outside Spain	(39,547)	(40,040)	(117,474)	(91,110)	(47,624)

Total	(54,692)	(53,298)	(132,395)	(103,839)	(61,189)

Recoveries of loans previously charged off-
Domestic:
Commercial, financial, agricultural, industrial	69,501	23,662	58,131	47,069	60,589
Real estate-construction	9,941	2,163	478	425	2,508
Real estate-mortgage	27,184	36,695	24,847	15,164	24,995
Installment loans to individuals	61,970	33,387	38,117	35,389	44,691
Lease finance	4,243	3,884	3,981	1,644	4,082
Other	18,439	52,054	16,296	9,031	9,878

Total Borrowers in Spain	191,278	151,845	141,850	108,722	146,743
Borrowers outside Spain
Government and official institutions	-	-	-	1,766	1,973
Bank and other financial institutions	4,061	4,428	3,097	13,485	10,455
Commercial and industrial	103,356	137,396	121,316	109,577	142,442
Other	79,360	199,936	127,391	123,937	106,962

Borrowers outside Spain	186,777	341,760	251,804	248,765	261,832

Total	378,055	493,605	393,654	357,487	408,575

Net provisions for credit losses-
Domestic:
Commercial, financial, agricultural, industrial	96,385	99,362	119,155	318,538	337,044
Real estate- construction	8,600	(481)	1,139	759	(625)
Real estate-mortgage	39,060	4,455	17,632	18,973	46,312
Installment loans to individuals	73,702	113,771	93,545	91,799	131,000
Lease finance	12,104	28,367	19,007	36,267	25,138
Other	(47,630)	254,508	68,178	214,898	346,111

Total Borrowers in Spain	182,221	499,982	318,656	681,234	884,980
Borrowers outside Spain
Government and official institutions	1,456	(9,628)	(1,966)	(3,350)	(5,107)
Bank and other financial institutions	20,486	(42,656)	69,459	(19,983)	46,262
Commercial and industrial	422,537	454,555	892,446	434,725	483,838
Other	421,645	683,764	369,597	403,061	237,678

Borrowers outside Spain	866,124	1,086,035	1,329,536	814,453	762,671

Total	1,048,345	1,586,017	1,648,192	1,495,687	1,647,651

Charge offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial.....	(77,177)	(34,957)	(112,943)	(154,360)	(148,734)
Real estate-construction	(187)	(43)	(197)	(811)	(627)
Real estate-mortgage	(7,273)	(10,795)	(11,506)	(19,109)	(34,073)
Installment loans to individuals	(37,362)	(32,341)	(61,131)	(59,334)	(106,819)
Lease finance	(938)	(1,153)	(1,085)	(1,885)	(2,114)
Other	(52,438)	(126,209)	(62,895)	(23,867)	(31,320)

Total Borrowers in Spain	(175,375)	(205,498)	(249,757)	(259,366)	(323,687)
Borrowers outside Spain
Government and official institutions	-	-	-	(451)	(1,603)
Bank and other financial institutions	(24,972)	(6,208)	(665)	(196,662)	(80,208)
Commercial and industrial	(421,661)	(747,772)	(384,373)	(288,151)	(518,629)
Other	(896,028)	(1,067,569)	(838,579)	(326,455)	(39,652)

Borrowers outside Spain	(1,342,661)	(1,821,549)	(1,223,617)	(811,719)	(640,092)

Total	(1,518,036)	(2,027,047)	(1,473,374)	(1,071,085)	(963,779)

(1)	Excludes Abbey due to the fact that Abbey had no impact on Group’s results of operations for 2004.

Back to Contents

Allowances for Credit Losses	At December 31,
	2003	2004 (1)

	(in thousands of euros)
Borrowers in Spain:
Commercial, financial, agricultural,industrial	738,291	1,537,727
Real estate-construction.	5,673	8,158
Real estate-mortgage	187,635	212,418
Installment loans to individuals	250,750	505,884
Lease finance	57,686	108,133
Other	440,982	546,085

Total Borrowers in Spain	1,681,017	2,918,405
Borrowers outside Spain
Government and official institutions	23,688	55,523
Bank and other financial institutions	152,958	181,196
Commercial and industrial	3,131,665	3,654,409
Other	425,068	389,785

Total borrowers outside Spain	3,733,379	4,280,913

Total	5,414,396	7,199,318

(1)	Includes the effects of the Abbey acquisition.

Non-Performing Assets

The following table shows our non-performing assets, excluding country-risk. We do not keep records classifying assets as non-accrual, past due, restructured or potential problem loans, as those terms are defined by the SEC. However, we have estimated the amount of our assets that would have been so classified, to the extent possible, below.

	At December 31,

	2000	2001	2002	2003	2004 (4)

Non-performing assets	(in thousands of euros except percentages)
Past-due and other non-performing assets: (1)(2)(3)
Domestic	868,787	1,011,023	1,003,851	931,583	868,976

International	3,658,667	2,884,491	2,672,616	2,290,921	3,079,470

Total	4,527,454	3,895,514	3,676,467	3,222,504	3,948,446

Non-performing assets as a percentage of total loans	2.59%	2.17%	2.19%	1.81%	1.15%
Net loan charge-offs as a percentage of total loans	1.12%	0.88%	0.72%	0.46%	0.18%

(1)	The figures in this table do not reflect the entire principal amount of loans having payments 90 days or more past due unless the entire principal amount of the loan is classified as non-performing under Bank of Spain regulations as described above under “Bank of Spain Classification Requirements”. We estimate that the entire principal amount of such loans would have been €5,228.2 million, €4,150.6 million, €4,486.0 million, €3,823.4 million and €4,804.3 million at December 31, 2000, 2001, 2002, 2003 and 2004 (including Abbey with respect to 2004).
(2)	We estimate that at December 31, 2000, 2001, 2002, 2003 and 2004, (i) the total amount of our non-performing past-due assets was €3,110.8 million, €2,737.3 million, €2,208.8 million, €2,327.3 million and €3,352.2 million, respectively (including Abbey with respect to 2004), and (ii) the total amount of our other non-performing assets was €1,416.6 million, €1,158.2 million, €1,467.6 million, €895.2 million and €596.2 million, respectively (including Abbey with respect to 2004).
(3)	We estimate that the total amount of our non-performing assets fully provisioned under Spanish GAAP and which under U.S. GAAP would have been charged-off from the balance sheet was €341.8 million and €302.9 million at December 31, 2003 and 2004, respectively (including Abbey with respect to 2004).
(4)	Includes the effects of the Abbey acquisition.

Back to Contents

We do not believe that there is a material amount of assets not included in the foregoing table where known information about possible credit risk at December 31, 2004 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.

   Evolution of Non-Performing Assets

The following table shows the movement in our non-performing assets (excluding country-risk, see “Country-Risk Outstandings”) from December 31, 2002 until December 31, 2004.

	Year ended December 31,		Quarter ended

	Dec-02	Dec-03	Mar-04	Jun-04	Sep-04	Dec-04 (1)

	(in thousands of euros)
Opening balance	3,895,514	3,676,467	3,222,504	2,857,904	2,871,826	2,928,346

Net additions	1,356,366	720,500	65,532	262,918	293,105	1,129,353

Write-offs	(1,575,413)	(1,174,463)	(430,132)	(248,996)	(236,585)	(109,253)

Closing balance	3,676,467	3,222,504	2,857,904	2,871,826	2,928,346	3,948,446

(1)	Includes the effects of the Abbey acquisition.

   Non-Performing Asset Ratios

The following table shows the ratio of our non-performing assets to total computable credit risk and our coverage ratio at December 31, 2002, 2003 and 2004.

	Year Ended December 31,

	2002	2003	2004 (4)

	(in thousands of euros except percentages)
Computable credit risk (1)	194,917,391	207,979,474	375,932,747
Non-performing assets
Mortgage loans	361,076	510,265	1,273,911
Other	3,315,391	2,712,239	2,674,535

Total non performing assets	3,676,467	3,222,504	3,948,446

Allowances for non-performing assets (2)	5,144,855	5,323,127	7,289,325
Ratios
Non-performing assets to computable credit risk	1.89%	1.55%	1.05%
Coverage ratio (3)	139.94%	165.19%	184.61%

(1)	Computable credit risk is the sum of the face amounts of loans and credits, guarantees and documentary credits (including non-performing assets and excluding country-risk).
(2)	Including allowances for credit losses and allowances for off-balance sheet credit-risk and excluding country-risk.
(3)	Allowances for non-performing assets as a percentage of non-performing assets.
(4)	Includes the effects of the Abbey acquisition.

   Country-Risk Outstandings

The following table sets forth our country-risk outstandings with third parties for the years shown.

	Year ended December 31,

	2002	2003	2004 (1)

	(in millions of euros)
Risk (gross)	409.5	497.0	921.3
Allowances	(337.5)	(406.0)	(301.1)

Risk (net)	72.0	91.0	620.2

(1)	Includes the effects of the Abbey acquisition.

Back to Contents

     Other Non-Accruing Assets

As described above under “Item 4. Information on the Company—B. Business Overview—Bank of Spain Classification Requirements—Non-Performing Assets” and “Country-Risk Outstandings”, we do not classify our loans to borrowers in countries with transitory difficulties (category 3) and doubtful countries (category 4) as non-performing. However, as described above under “Item 4. Information on the Company — B. Business Overview —Bank of Spain Allowances for Credit Losses and Country-Risk Requirements—Allowances for Country-Risk” and “Bank of Spain Non-Accrual of Interest Requirements”, the Bank of Spain requires us to account for such loans on a cash basis (non-accruing) and to set aside certain allowances for such loans. We treat category 5 (very doubtful) country-risk outstandings as both non-accruing and non-performing. Total other non-accruing assets at December 31, 2000, 2001, 20 02, 2003 and 2004 were, €1,313.7 million, €1,172.2 million, €259.5 million, €249.7 million and €717.5 million, respectively (including Abbey, with respect to 2004).

Summary of non-accrual assets		Year ended December 31,

	2000	2001	2002	2003	2004 (1)

	(in millions of euros)
Assets classified as non-performing assets	4,527.5	3,895.5	3,676.5	3,222.5	3,948.4
Remaining balances of loans partially classified as non-performing	700.7	255.1	809.5	600.9	855.9
Other assets on non-accrual status due to country risk	1,313.7	1,172.2	259.5	249.7	717.5

Total non-accrual assets	6,541.9	5,322.8	4,745.5	4,073.1	5,521.8

(1)	Includes the effects of the Abbey acquisition.

We do not have any loans past-due 90 days or more that are accruing interest, in accordance with the Bank of Spain’s requirements.

As of December 31, 2002, 2003 and 2004, the amounts of “restructured loans”, none of which were classified as non-performing, were €61.4 million, €147.6 million and €193.2 million, respectively (including Abbey, with respect to 2004).

     Foreclosed Assets

The table below sets forth movements in our foreclosed assets for the periods shown.

Movement of foreclosed assets
	Year ended Dec 31,			Quarterly movements			Total Year

	Dec-02	Dec-03	Mar-04	Jun-04	Sep-04	Dec-04 (1)	Dec-04 (1)

	(in thousands of euros, except percentages)

Opening balance	998,876	679,543	553,266	543,208	546,707	538,498	553,266
Foreclosures	174,720	256,979	75,185	73,432	47,110	132,401	328,128
Sales and other movements	(494,053)	(383,257)	(85,243)	(69,933)	(55,319)	(125,400)	(335,895)
Gross foreclosed assets	679,543	553,265	543,208	546,707	538,498	545,499	545,499
Allowances established	395,406	316,164	318,803	318,766	316,726	293,128	293,128
Allowance as a percentage of foreclosed assets	58.19%	57.15%	58.69%	58.31%	58.82%	53.74%	53.74%
Closing balance (net)	284,137	237,101	224,405	227,941	221,772	252,371	252,371

(1)	Includes the effects of the Abbey acquisition.

Liabilities

     Deposits

The principal components of our deposits are customer demand, savings and time deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, savings and time deposits. For an analysis, by domicile of customer, of average domestic and international deposits by type for 2002, 2003 and 2004, see “Average Balance Sheets and Interest Rates—Liabilities and Interest Expense”.

Back to Contents

We compete actively with other commercial banks and with savings banks for domestic demand and savings deposits. Our share of customer deposits in the Spanish banking system (including Cajas de Ahorros) was 15.3% at December 31, 2004, according to figures published by the Spanish Banking Association (AEB) and the Confederación Española de Cajas de Ahorros (“CECA”). See “Item 4. Information on the Company—B. Business Overview—Competition”.

The following tables analyze our year-end deposits.

Deposits (Due to Credit institutions and Customer deposits) by type of deposits

		December 31,

	2002	2003	2004 (1)

Due to credit institutions-		(in thousands of euros)

Demand deposits	3,949,531	1,760,401	3,571,776
Other-
Securities sold under agreements to resell	18,113,588	43,404,015	33,788,503
Time deposits	28,757,600	30,415,896	47,453,526

Total to credit institutions	50,820,719	75,580,312	84,813,805

Customer deposits-
Saving deposits
Demand	67,644,766	76,613,017	145,000,185
Time	52,286,346	46,973,305	70,367,960
Other
Demand	408,544	309,402	3,820,858
Securities sold under agreement to repurchase	37,352,574	26,587,985	45,569,412
Other	10,123,526	8,851,863	29,087,282

Total to customers	167,815,756	159,335,572	293,845,697

Total deposits	218,636,475	234,915,884	378,659,502

(1)	Includes the effects of the Abbey acquisition.

Deposits (Due to credit institutions and Customer deposits) by location of office

		December 31,

	2002	2003	2004 (2)

Due to credit institutions		(in thousands of euros)
Offices in Spain	27,449,380	55,918,657	30,869,222
Offices outside Spain:
Other EU countries	9,018,133	7,140,474	10,190,058
United States	4,700,903	3,660,371	2,522,883
Other OECD countries (1)	8,474	14,913	25,951,637
Central and South America (1)	9,261,477	8,572,270	14,986,738
Other	382,352	273,627	293,267

Total offices outside Spain	23,371,339	19,661,655	53,944,583

Total	50,820,719	75,580,312	84,813,805

Customer deposits
Offices in Spain	96,602,048	91,799,908	99,782,623
Offices outside Spain:
Other EU countries	23,990,299	25,040,806	147,356,167
United States	7,530,507	6,342,920	6,563,982
Other OECD countries (1)	353,469	255,490	174,730
Central and South America (1)	37,915,080	34,618,654	38,733,800
Other	1,424,353	1,277,794	1,234,395

Total offices outside Spain	71,213,708	67,535,664	194,063,074

Total	167,815,756	159,335,572	293,845,697

Total deposits	218,636,475	234,915,884	378,659,502

(1)	On this table, Mexico is classified under "Central and South America".
(2)	Includes the effects of the Abbey acquisition.

Back to Contents

The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of $100,000 or more for the year ended December 31, 2004 (including Abbey). Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	December 31, 2004

	Domestic	International	Total

	(in thousands of euros)

Under 3 months	10,337,870	24,692,795	35,030,665
3 to 6 months	2,330,611	3,255,160	5,585,771
6 to 12 months	3,559,850	2,859,482	6,419,332
Over 12 months	2,051,505	12,065,708	14,117,213

Total	18,279,836	42,873,145	61,152,981

The aggregate amount of deposits held by non-resident depositors (banks and customers) in our domestic branch network was €19.7 million, €31.9 million and €17.8 million at December 31, 2002, 2003 and 2004, respectively.

Short-term Borrowings

The following table analyzes our short-term borrowings as of December 31, 2002, 2003 and 2004.

			December 31,

	2002		2003		2004 (1)

		Avg.		Avg.		Avg.
	Amount	Rate	Amount	Rate	Amount	Rate

		(in thousands of euros except percentages)
Securities sold under agreements to repurchase
(principally Spanish Treasury notes and bills):

At December 31	55,466,162	4.37%	69,992,000	2.85%	76,357,915	1.51%
Average during year	53,758,288	4.68%	64,299,341	3.13%	63,527,706	3.21%
Maximum month-end balance	59,845,176	—	72,291,382	—	76,357,915	—
Other short-term borrowings:
At December 31	10,796,940	2.11%	15,602,313	1.78%	26,067,117	2.19%
Average during year	17,049,689	2.46%	13,758,824	2.04%	15,100,092	2.24%
Maximum month-end balance	28,359,117	—	15,745,228	—	26,067,117	—

Total short term borrowings at year-end	66,263,102	4.00%	85,594,313	2.66%	102,425,032	1.68%

(1)	Includes the effects of the Abbey acquisition.

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

At the end of December 2004, these two Spanish banking groups accounted for approximately 62.1% of loans and 63.5% of deposits of all Spanish banks, which in turn represented 30.7% of loans and 28.3% of deposits of the financial system, according to figures published by the Spanish Banking Association (AEB) and the Confederación Española de Cajas de Ahorro (“CECA”). These banking groups also hold significant investments in Spanish industry.

Back to Contents

Foreign banks also have a presence in the Spanish banking system as a result of liberalization measures adopted by the Bank of Spain since 1978. At December 31, 2004, there were 61 foreign banks (of which 53 were from European Union countries) with branches in Spain. In addition, there were 23 Spanish subsidiary banks of foreign banks (of which 17 were from European Union countries).

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

When a new bank is created, the following information has to be provided to the Bank of Spain:

•	amount of the investment,

•	percentage of the share capital and of the total voting rights,

•	name of the companies through which the investment will be made,

•	draft of the by-laws,

•	program of activities,

•	list of partners with significant holdings; and

•	detailed description of the banking, tax and money laundering regulations of the State where it will be located.

The opening of branches outside Spain requires prior application to the Bank of Spain, including information about the State where the branch will be located, the address, program of activities and names of the branch's managers. The opening of representative offices requires prior notice to the Bank of Spain detailing the activities to perform.

In addition, we face strong competition outside Spain, particularly in Argentina, Brazil, Chile, Mexico, Portugal and the United Kingdom.

Back to Contents

Savings Banks

Spanish savings banks (“Cajas de Ahorros”) are mutual organizations which engage in the same activities as banks, but primarily take deposits and make loans, principally to individual customers and small to medium-sized companies. The savings banks are influenced by regional and local governments. The Spanish savings banks provide strong competition for the demand and savings deposits which form an important part of our deposit base. Spanish savings banks, which traditionally were regional institutions, are permitted to open branches and offices throughout Spain. In the last few years, mergers among savings banks increased. The Spanish savings banks’ share of domestic deposits and loans were 58.8% and 50.7%, at December 31, 2004.

Credit Co-operatives

Credit co-operatives are active principally in rural areas. They provide savings and loan services including financing of agricultural machinery and supplies.

Brokerage Services

We face competition in our brokerage activities in Spain from brokerage houses of other financial institutions.

Spanish law provides that any investment services company authorized to operate in another member state of the European Union may conduct business in Spain from an office outside Spain, once the Securities National Commission (Comisión Nacional del Mercado de Valores – “CNMV”) receives notice from the institution’s home country supervisory authority about the institution’s proposed activities in Spain.

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

Supervision and Regulation

Bank of Spain and the European Central Bank

The Bank of Spain, which operates as Spain’s autonomous central bank, supervises all Spanish financial institutions, including us. Until January 1, 1999, the Bank of Spain was also the entity responsible for implementing Spanish monetary policy. As of that date, the start of Stage III of the European Monetary Union, the European System of Central Banks and the European Central Bank became jointly responsible for Spain’s monetary policy. The European System of Central Banks consists of the national central banks of the twenty five member states belonging to the European Union, whether they have adopted the euro or not, and the European Central Bank. The “Eurosystem” is the term used to refer to the European Central Bank and the national central banks of the member states which have adopted the euro. The European Central Bank is responsible for the monetary policy of the European Union. The Bank of Spain, as a member of the Eu ro pean System of Central Banks, takes part in the development of the European System of Central Banks’ powers including the design of the European Union’s monetary policy.

The European System of Central Banks is made up of three decision-making bodies:

• the Governing Council, comprised of the members of the Executive Board of the European Central Bank and the governors of the national central banks of the 12 Member States which have adopted the euro;

• the Executive Board, comprised of the President, Vice-President and four other members; and

• the General Council of the European Central Bank, comprised of the President and Vice-President of the European Central Bank and the governors of the national central banks of the 25 European Union member states.

The Governing Council is the body in charge of formulating monetary policy for the euro area and adopting the guidelines and decisions necessary to perform the Eurosystem’s tasks. The Executive Board is the body in charge of implementing the monetary policy for the euro area laid out by the Governing Council and providing the instructions necessary to carry out monetary policy to the euro area national central banks.

Back to Contents

The European Central Bank has delegated the authority to issue the euro to the central banks of each country participating in Stage III. These central banks will also be in charge of executing the European Union’s monetary policy in their respective countries. The countries that have not adopted the euro will have a seat in the European System of Central Banks, but will not have a say in the monetary policy or instructions laid out by the governing council to the national central banks.

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

The Bank of Spain has the following supervisory powers over Spanish banks, subject to applicable laws, rules and regulations issued by the Spanish Government and the Ministry of Economy and Finance:

•	to conduct periodic inspections of Spanish banks to test compliance with current regulations concerning, among other matters, preparation of financial statements, account structure, credit policies and provisions and capital adequacy;

•	to advise a bank’s board of directors and management when its dividend policy is deemed inconsistent with the bank’s financial results;

•	to undertake extraordinary inspections of banks concerning any matters relating to their banking activities;

•	to participate with, as the case may be, other authorities in appropriate cases in the imposition of penalties to banks for infringement or violation of applicable regulations; and

•	to take control of credit entities and to replace directors of credit entities when a Spanish credit entity faces an exceptional situation that poses a risk to the financial status of the relevant entity.

Liquidity Ratio

European Central Bank regulations require credit institutions in each member state that participates in the European Monetary Union, like us, to place a specific percentage of their “Qualifying Liabilities” with their respective central banks in the form of interest bearing deposits as specified below (the “Liquidity Ratio”).

The European Central Bank requires the maintenance of a minimum liquidity ratio at all credit institutions established in the member states of the European Monetary Union. Branches located in the euro zone of institutions not registered in this area are also subject to this ratio, while the branches located outside the euro zone of institutions registered in the euro zone are not subject to this ratio.

“Qualifying Liabilities” are broadly defined as deposits and debt securities issued. The Liquidity Ratio is 2% over Qualifying Liabilities except in relation to deposits with stated maturity greater than two years, deposits redeemable at notice after two years, repos and debt securities with a stated maturity greater than two years, for which the ratio is 0%.

Liabilities of institutions subject to the Liquidity Ratio and liabilities of the European Central Bank and national central banks of a participating member state of the European Monetary Union are not included in the base of "Qualifying Liabilities".

Back to Contents

Investment Ratio

The Spanish Government has the power to require credit institutions to invest a portion of certain “Qualifying Liabilities” in certain kinds of public sector debt or public-interest financing (the “investment ratio”), and has exercised this power in the past. Although the investment ratio has been 0% since December 31, 1992, the law which authorizes it has not been abolished, and the Spanish Government could reimpose the ratio, subject to EU requirements.

Capital Adequacy Requirements

The Bank and its Spanish bank subsidiaries are subject to Spanish capital adequacy requirements that implement the European Union Capital Adequacy Directive.

The Spanish capital adequacy requirements distinguish between “basic” and “complementary” capital and require certain ratios of basic and total capital to risk-weighted assets. Basic capital generally includes ordinary shares, non-cumulative preferred securities, most reserves and generic credit allowances less holdings in other financial institutions exceeding certain thresholds, treasury stock and financing for the acquisition (by persons other than the issuer’s employees) of the issuer’s shares. Complementary capital generally includes cumulative preferred securities, revaluation and similar reserves and dated and perpetual subordinated debt.

The computation of both basic and complementary capital is subject to provisions limiting the type of stockholding and the level of control which these stockholdings grant to a banking group. The level of dated subordinated debt taken into account for the calculation of complementary capital may not exceed 50% of basic capital, the level of non-cumulative preferred securities may not exceed 30% of basic capital and the total amount of complementary capital admissible for computing total capital may not exceed the total amount of basic capital.

The consolidated total capital of a banking group calculated in the manner described above may not be less than 8% of the group’s risk-weighted assets net of specified provisions and amortizations. The calculation of total risk-weighted assets applies minimum multipliers of 0%, 10%, 20%, 50% and 100% to the group’s assets.

•	The following loans receive a 0% weighting:

	•	loans to the Spanish Government and the Bank of Spain, the Organization for Economic Cooperation and Development and European Union countries’ governments or central banks;

	•	loans to governments or central banks of countries that have entered into certain special loan agreements with the International Monetary Fund (provided such countries had not renegotiated their external debt within the five years preceding the loan);

	•	credits against the European Union;

	•	credits against Spanish autonomous governmental bodies, the Spanish social security fund and certain Spanish governmental public entities, or credits expressly guaranteed by certain entities mentioned above;

	•	certain securitized debt related to the Spanish nuclear moratorium;

	•	debt securities of Spanish autonomous communities (provided such securities have been approved by the Spanish Government); and

	•	credits given in the debtors’ local currency against, or guaranteed by governments or central banks of such other countries not mentioned above subject to certain exceptions.

•	10% weighting is requested to mortgage securities and territorial bonds issued by credit institutions and to fixed income securities issued by credit institutions authorized in the European Union to which their home country supervisory authorities apply a 10% weighting.

•	Loans to Spanish autonomous communities and local councils, to the Organization for Economic Cooperation and Development regional and local governments, to banks, savings banks and brokerage firms and to the European Investment Bank and multilateral development banks receive at least a 20% weighting.

•	Residential mortgage loans receive at least a 50% weighting.

•	All other loans are weighted at 100%; however, such weighting may be lower if the loan is guaranteed or secured. Off-balance-sheet assets are also included in the calculation of risk-weighted assets.

Back to Contents

Spanish regulations provide that, if certain requirements are met, Spanish banks may include the net credit exposure arising from certain interest rate -and foreign exchange- related derivative contracts (rather than the entire notional amount of such contracts) in their total risk-adjusted assets for purposes of calculating their capital adequacy ratios.

At December 31, 2004, our eligible capital, including Abbey, exceeded the minimum required by the Bank of Spain by approximately €11.1 billion. Our Spanish subsidiary banks were, at December 31, 2004, each in compliance with these capital adequacy requirements, and all our foreign subsidiary banks were in compliance with their local regulation.

Banks or consolidated banking groups should communicate immediately to the Bank of Spain if they fail to satisfy minimum capital requirements, and within the next month should present a plan to recover the solvency. This plan could be modified by the Bank of Spain. While the deficit persists, the payment of dividends by any of the entities of the banking group must be approved by Bank of Spain, and will be limited to a maximum of 50% of net attributable income. Payment of dividends could be forbidden if the deficit of capital is greater than 20% of the minimum capital requirements. See “Item 4. Information on the Company-B. Business Overview-Restrictions on Dividends”.

The Basel Committee on Banking Regulations and Supervisory Practices, which includes the supervisory authorities of twelve major industrial countries, has adopted an international framework (the “Basel Accord”) for capital measurement and capital standards of banking institutions. The framework provides:

•	definitions for “Tier 1” capital and “Tier 2” capital;

•	a system for weighting assets and off-balance sheet items according to credit risk; and

•	a requirement that banks engaged in international operations maintain Tier 1 capital of at least 4% of risk- weighted assets and “total” capital (Tier 1 capital plus up to an equal amount of Tier 2 capital) of at least 8% of risk-weighted assets.

As described above, the capital adequacy of Spanish banks is regulated by European Union directives applicable to the Spanish banking system as well as to the banking systems of other European Union member states. Certain European Union member states are parties to the Basel Accord. Spain joined the Accord on February 1, 2001. Each national authority which is a party to the Basel Accord has implemented the Accord in a significantly different fashion. The capital requirements imposed by the Basel Accord are in many respects similar to those imposed by European Union directives, Spanish law and the Bank of Spain. Based purely on the capital framework itself, and making assumptions that we consider appropriate (but without including in Tier 2 capital any revaluation reserves), we estimate that, at December 31, 2004, we had (1) a total capital to risk-weighted assets ratio of 13.01%, and (2) a Tier 1 capital to risk-weighted assets ratio of 7.16%.

After continuing consultation, the Basel Committee has developed a new framework to replace the 1988 Capital Accord, which the European Union has adopted and issued as Capital Adequacy Directive Three. It is currently expected that the new Capital Accord will be implemented during 2007 and 2008, although implementation in the European Union will be dependent on the adoption of a directive amending the Banking Consolidation Directive and the Capital Adequacy Directives.

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

Back to Contents

Allowances For Credit Losses And Country-Risk

For a discussion of Bank of Spain regulations relating to allowances for credit losses and country-risk, see “Item 4. Information on the Company—B.Business Overview—Selected Statistical Information—Classified Assets—Bank of Spain Classification Requirements—Non-Performing Assets” and “Country-risk Outstandings”.

Employee Pension Plans

The Bank of Spain requires Spanish banks’ pension funds to be fully funded. At December 31, 2004, our pension plans were all fully funded according to Bank of Spain requirements. See Note 2(j) to our consolidated financial statements.

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

If a banking group meets this capital requirement, it may dedicate all of its net profits to the payment of dividends, although in practice Spanish banks nomally consult with the Bank of Spain before declaring a dividend. Even if a banking group meets the capital requirement as a group, any consolidated Spanish credit entity that is a subsidiary that does not meet the capital requirement on its own will be subject to the limitations on dividends described below. If a banking group or any Spanish credit entity subsidiary of the group has capital that is 20% or less below the Bank of Spain’s minimum capital requirement, it must devote an amount of net profits (at least 50%) determined by the Bank of Spain to reserves, and dividends may be paid out of the remainder only with the prior approval of the Bank of Spain. If the capital is 20% or more below the minimum requirement, it may not pay any dividends and must allocate all profits to rese rv es. In the case of a banking group failing to meet the capital requirement, however, consolidated subsidiaries in the group may pay dividends without restriction, so long as they are at least 90% owned by group companies and, if they are credit entities, independently comply with the capital requirement.

If a bank has no net profits, its board of directors may propose at the general meeting of shareholders that a dividend be declared out of retained earnings. However, once the board of directors has proposed the dividend to be paid, it must submit the proposal to the Minister of Economy and Finance who, in consultation with the Bank of Spain, may in his discretion authorize or reject the proposal of the board.

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

The activities that credit institutions authorized in another member state of the European Union may conduct and which benefit from the mutual recognition within the European Union are detailed in article 52 of Law 26/1988 (July 29, 1988).

Back to Contents

Deposit Guarantee Fund

The Deposit Guarantee Fund on Credit Institutions (“Fondo de Garantía de Depósitos”, or the “FGD”), which operates under the guidance of the Bank of Spain, guarantees in the case of our Spanish banking subsidiaries: (i) bank deposits up to €20,000 per depositor; and (ii) securities and financial instruments which have been relied to a credit institution for its deposit, register or for such other service, up to €20,000 per investor. Pursuant to regulations affecting the FGD, the FGD may purchase non-performing loans or may acquire, recapitalize and sell banks which experience difficulties.

The FGD is funded by annual contributions from member banks. The amount of such bank’s contributions is currently 0.6 per thousand (0.4 per thousand for savings banks and 0.8 per thousand for credit cooperatives) of the year-end amount of deposits to which the guarantee extends. For that purpose, the calculation basis will take into consideration the bank deposits, plus 5% of the market quotation (or nominal value or redemption value in case the securities are not traded in any secondary market) of the guaranteed securities at the end of the financial year. Nevertheless, the Minister of Economy and Finance may reduce the member bank contributions once the capital of the FGD resources exceeds its requirements, and suspend further contributions when the FGD’s funds exceed the requirement by 1% or more of the calculation basis.

At December 31, 2004, the Bank and its domestic bank subsidiaries were members of the FGD and thus were obligated to make annual contributions to it.

Data Protection

Law 15/1999, dated December 13, 1999, establishes the requirements relating to the treatment of customers’ personal data by credit entities. This law requires credit entities to notify the Spanish Data Protection Agency prior to creating files with a customer’s personal information. Furthermore, this law requires the credit entity to identify the persons who will be responsible for the files and the measures that will be taken to preserve the security of those files. The files must then be recorded in the Data Protection General Registry, once compliance with the relevant requirements has been confirmed. Credit entities that breach this law may be subject to claims by the interested parties before the Data Protection Agency. The Agency, which has investigatory and sanctioning capabilities, is the Spanish Authority responsible for the control and supervision of the enforcement of this law.

Recent Legislation

Law 44/2002 (November 22, 2002) on reform measures of the financial system, amended, among others, the Credit Entities Discipline and Intermediation Law, the Private Insurance law and the Securities Market Law. See “Item 9. The Offer and Listing – C. Markets – Spanish Securities Market – Securities Market Legislation”.

On July 4, 2003, Law 19/2003 was approved. This law is an update to Spanish exchange control and money laundering prevention provisions. See “Item 10. Additional Information – D. Exchange Controls – Restrictions on Foreign Investments”. This law also introduces an additional rule to Law 13/1985 on requirements for the issuance of preferred securities.

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

Law 58/2003 (December 17, 2003), the General Tax Law, became effective on July 1, 2004 and superseded existing laws regulating this matter.

Royal Legislative Decree 3/2004, consolidated all the existing legislation regarding personal income tax into a single law and abolished existing law on the subject, including Law 40/1998 which was the primary source of regulation.

Royal Legislative Decree 4/2004, consolidated all the existing legislation regarding corporate income tax into a single law and abolished existing law on the subject, including Law 43/1995 which was the primary source of regulation.

Royal Legislative Decree 5/2004, consolidated all the existing legislation regarding taxation of non-resident individuals and entities into a single law and abolished existing law on the subject, including Law 41/1998 which was the primary source of regulation.

Royal Decree 1777/2004 which further developed Royal Decree Law 4/2004 relating to corporate income tax.

Back to Contents

On July 30, 2004, Royal Decree 1778/2004 was approved, introducing reporting obligations for (i) preferred participations and other debt instruments and (ii) certain income generated by individuals in the European Union.

Royal Legislative Decree 6/2004, consolidated the existing legislation regarding the regulation and supervision of private insurance.

Circular 4/2004 (December 22, 2004) of the Bank of Spain to financial institutions sets standards on public and restricted information and official forms for financial statements.

Law 3/2004 (December 29, 2004) establishes measures against non-performance of commercial transactions.

Royal Decree 54/2005 modifies the regulations on prevention of money laundering, to adapt to Law 19/2003, approved by Royal Decree 925/1995, and other standards to regulate the banking, finance and insurance systems.

Royal Decree Law 5/2005 (i) amends the Securities Market Law 24/1988 in order to implement the Directive 2003/71/EC of the European Parliament and of the Council on the prospectus to be published when securities are offered to the public or admitted to trading; and (ii) implements the Directive 2002/47/EC of the European Parliament and of the Council on financial collateral arrangements. See “Item 9. The Offer and Listing – C. Markets – Spanish Securities Market – Securities Market Legislation”.

Circular 1/2005 of the CNMV, which amends the official forms used to report periodic public information of the companies whose securities are traded on Spanish Stock Exchanges.

Law 6/2005 (April 22) on solvency and liquidation of credit entities.

Law 5/2005 (April 22) on supervision of financial conglomerates, amending other laws applicable to the financial sector.

Also, please see our above discussion of the New Basel Capital Accord under “Capital Adequacy Requirements”.

United Kingdom Regulation

General

By virtue of our acquisition of Abbey as well as the operation of our branch in the United Kingdom, we are subject to regulation by the Financial Services Authority in the United Kingdom. The Financial Services Authority is the single statutory regulator responsible for regulating deposit taking, mortgages, insurance and investment business pursuant to the Financial Services and Markets Act 2000. It is a criminal offense for any person to carry on any of the activities regulated under this Act in the United Kingdom by way of business unless that person is authorized by the Financial Services Authority or falls under an exemption.

The Financial Services Authority has authorized Abbey, as well as some of its subsidiaries, to carry on certain regulated activities. The regulated activities they are authorized to engage in depends upon permissions granted by the Financial Services Authority. The main permitted activities of Abbey and its subsidiaries are listed below.

Mortgages

Lending secured on land at least 40% of which is used as a dwelling by an individual borrower or relative has been regulated by the Financial Services Authority since October 31, 2004. Abbey is authorized to enter into, advise and arrange regulated mortgage contracts.

Banking

Deposit taking is a regulated activity that requires a firm to be authorized and supervised by the Financial Services Authority. Abbey has permission to carry on deposit taking as do several of its subsidiaries, including Abbey National Treasury Services plc, Cater Allen Limited and Cater Allen Premier Banking Limited.

Insurance

United Kingdom banking groups may provide insurance services through other group companies. Insurance business in the United Kingdom is divided between two main categories: long-term assurance (whole life, endowments, life insurance investment bonds) and general insurance (building and contents cover and motor insurance). Under the Financial Services and Markets Act, effecting or carrying out any contract of insurance, whether general or long-term, is a regulated activity requiring authorization. Life insurance mediation has been subject to regulation for many years. Brokering of long-term insurance (for example, critical illness) became regulated on October 31, 2004. General insurance mediation has been subject to regulation by the Financial Services Authority since January 14, 2005.

Back to Contents

Abbey has a number of subsidiaries which are authorized by the Financial Services Authority to effect contracts of insurance. Abbey also acts as a broker, receiving commissions for the policies arranged.

     Investment business

Investment business such as dealing in, arranging deals in, managing and giving investment advice in respect of most types of securities and other investments, including options, futures and contracts for differences (which would include interest rate and currency swaps) and long-term assurance contracts are all regulated activities under the Financial Services and Markets Act and require authorization by the Financial Services Authority.

Abbey and a number of its subsidiaries have permission to engage in a wide range of wholesale and retail investment businesses including selling certain life assurance and pension products, unit trust products and Individual Savings Accounts (tax exempt saving products) and providing certain retail equity products and services.

United States Regulation

By virtue of the operation of our branch in New York City, our agency in Miami and Banesto’s branch in New York City, as well as our ownership of a bank in Puerto Rico, we are subject to the U.S. Bank Holding Company Act of 1956, as amended, and the U.S. International Banking Act of 1978, as amended. These statutes impose limitations on the types of business conducted by us in the United States and on the location and expansion of our banking business in the United States. We are subject to supervision and regulation by the Board of Governors of the Federal Reserve System.

Monetary Policy and Exchange Controls

The decisions of the European System of Central Banks influence conditions in the money and credit markets, thereby affecting interest rates, the growth in lending, the distribution of lending among various industry sectors and the growth of deposits. Monetary policy has had a significant effect on the operations and profitability of Spanish banks in the past and this effect is expected to continue in the future. Similarly, the monetary policies of governments in other countries in which we have operations, particularly in Latin America and, following the acquisition of Abbey, in the United Kingdom, affect our operations and profitability in those countries. We cannot predict the effect which any changes in such policies may have upon our operations in the future, but we do not expect it to be material.

The European Monetary Union has had a significant effect upon foreign exchange and bond markets and has involved modification of the internal operations and systems of banks and of inter-bank payments systems. Since January 1, 1999, the start of Stage III, see “Item 4. Information on the Company—B. Business Overview —Supervision and Regulation—Bank of Spain and the European Central Bank,” Spanish monetary policy has been affected in several ways. The euro has become the national currency of the twelve participating countries and the exchange rates between the currencies of these countries were fixed to the euro. Additionally, the European System of Central Banks became the entity in charge of the European Union’s monetary policy.

C. Organizational structure.

Banco Santander Central Hispano, S.A. (“the Bank”) is the parent company of the Group which was comprised at December 31, 2004 of 582 companies that consolidate by the global integration method and 185 companies that are accounted for by the equity method.

     See Exhibits I, II and III to our consolidated financial statements included in this Form 20-F, for details on our consolidated and non-consolidated companies.

D. Property, plant and equipment.

During 2004, the Bank and its bank subsidiaries either leased or owned premises in Spain and abroad, which at December 31, 2004 included 4,384 branch offices in Spain and 5,589 abroad. See Note 13 to our consolidated financial statements.

Back to Contents

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Our primary financial statements are prepared in accordance with Spanish GAAP. Notes 1 and 2 to our Consolidated Financial Statements contain a summary of our significant accounting policies. Certain of these policies require management to make difficult, complex or subjective judgments that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Following our accounting procedures, these judgments are submitted to our Audit and Compliance Committee and/or to our regulatory authorities and are disclosed in the notes to our financial statements.

Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

Management´s ability to make subjective decisions is more limited under Spanish GAAP than under U.S. GAAP. For example, U.S. GAAP requires financial instruments to be valued at fair value, which requires some subjective decisions to be made when there is not a readily available market for such instruments, while under Spanish GAAP, such instruments are valued at cost which can be determined objectively. For a summary of significant valuation and income recognition differences under Spanish and U.S. GAAP, see Note 28.1 to our Consolidated Financial Statements.

We believe that of our significant accounting policies, the following may involve a high degree of judgment:

      Allowances for credit losses

Spanish GAAP requires the level of the allowance for credit losses (general, specific and statistical) to be determined in part on the basis of specific rules rather than the subjective judgment involved under the U.S. GAAP impairment process.

The general allowance is calculated by applying a coefficient to the outstanding sum of loans and other risks.

The specific allowance is calculated based on the minimum requirements (coefficients) established by the Bank of Spain. Additional allowances are provisioned when management estimates probable losses with respect to specific exposures.

Since July 1, 2000, the Bank of Spain has required Spanish banks to create an allowance for the statistical coverage of credit losses based on an estimation of future credit losses in the credit portfolio. This allowance is in addition to the other allowances described above.

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

As an alternative to the internal model referred to above (or as an alternative for some types of credit risk) Spanish banks may calculate the provisions to be made to create the allowance by applying a vector of coefficients (ranging from 0% to 1.5%) to each of the six categories in which the amount of computable credit risk is divided.

      Amortization of goodwill

The book value of goodwill is stated at cost less accumulated amortization. We amortize goodwill on a straight-line basis over the period in which we estimate the investment would be recovered (maximum 20 years). Nevertheless, if management estimates that the investment may not be recovered during the foreseen period, goodwill is amortized on an accelerated basis, recognizing an impairment loss in that year. In 2002 and 2003, goodwill from our investment in Banespa of €400.6 million and €1,703.8 million, respectively, was amortized on an accelerated basis. Also, in 2002, goodwill from our investment in Banco Santander Colombia of €240.0 million was partially amortized on an accelerated basis and in 2003, goodwill of €775.7 million with respect to our operations in Argentina was fully written off with a charge to the allowances recorded in prior years for this purpose. Finally, in 2004 we amortized, on an accelerated basis, goodwill of €153.8 million (mainly related to our investments in Venezuela and Colombia, which had been adjusted in prior years for U.S. GAAP reconciliation purposes). These decisions were coordinated with our regulatory authorities (see Note 12 to our Consolidated Financial Statements).

Back to Contents

Management tests goodwill impairment against market quotations for listed investments, while unlisted investments are tested for impairment based on in-house valuations, according to the FAS 142 step one test criteria. In cases where events triggering the step two test occur, management supports impairment of goodwill with independent valuations or appraisals, in accordance with FAS 142.

      Investment securities

Debt securities are classified as trading, available-for-sale investment or held-to-maturity securities, depending on the intent of the investment. Equity investments in listed companies owned less than 3% and non-listed companies owned less than 20% are classified as trading, available-for-sale investment or permanent investment securities, depending on the intent of the investment.

Trading securities are stated at market value, and differences between market value and book value are reported in the statement of income.

Held-to-maturity and permanent investment securities are stated at adjusted acquisition price.

Available-for-sale investment securities are measured either at lower of:

•	cost adjusted for any premium or discount generated when the security was purchased (adjusted acquisition price), or
•	market price.

Unrealized losses are reported in an accrual account if deemed to be temporary or provisioned in the statement of income if deemed to be permanent creating a specific allowance. Releases from this allowance arise when unrealized losses disappear. Unrealized gains are not reported.

Under Spanish GAAP there are no general rules regarding the methodologies and factors that must be used or the period of time needed to consider an unrealized loss as “temporary” or “other than temporary”. Our management considers that an unrealized loss is “temporary” under Spanish GAAP if it believes that it will collect or recover all of the unrealized loss or when due to market conditions (volatility, interest rate evolution or macroeconomic variables) or future expectations, management considers that all or part of an unrealized loss will be recovered. Our management considers that an unrealized loss is “other than temporary” if it believes that it will not collect or recover all the unrealized loss (credit risk), or when due to market conditions (volatility, interest rate evolution, macroeconomic variables) or future expectations, management considers that all or part of an unrealized loss will not be recovered (market risk). Based on the foregoing factors, our management will conclude that an unrealized loss is “other than temporary” when a demonstrable recovery in the fair value of the security is not expected in the near future (one year). Our management performs this analysis at the end of each reporting period.

As described above, if an unrealized loss is classified as “other-than-temporary” we are required by Bank of Spain regulations to take a charge to our Consolidated Statement of Income.

If management’s assumptions and estimates concerning the probability that we will recover all or part of unrealized losses prove to be inaccurate, or if such assumptions and estimates are modified in light of the evolution of the factors described above, we may be required to change the classification of certain unrealized losses from “temporary” to “other than temporary” and, accordingly, take a corresponding charge to our Consolidated Statement of Income.

Additionally, for U.S. GAAP reconciliation purposes, an additional charge to income is recorded every time a “temporary loss” for a given security has been existing for the 6 months prior to the date of the financial statements.

After preparation of the primary financial statements as of December 31, 2004, during the first half of 2005 and Following IFRS 1 (first time adoption), management decided to discontinue classification of securities Held to Maturity in its IFRS financial statements as of December 31, 2003 and 2004. Accordingly, all securities Held to Maturity have been considered as reclassified to Available for Sale as of December 31, 2004 in its U.S. GAAP reconciliation and required disclosures (see Notes 28.2.e, 28.4 and 28.5.c).

Back to Contents

       Significant equity investments

These investments are accounted for by the equity method if our holdings in the relevant entity represent more than 20% of the voting rights in such entity (3% of the voting rights if such entity is listed on a stock exchange) and if management considers that there is a lasting relationship between the Group and such entity and if such entity is intended to contribute to the Group’s business activities and over which the Group exercises significant influence. Otherwise, these investments are accounted for at the lower of cost or market. For this reason the Group always discloses its intentions with respect to each significant equity holding, designating them as “financial” or “permanent”.

As of December 31, 2003, we decided not to consider as “permanent” some of our equity holdings, among others, those of San Paolo-IMI and Commerzbank.

       Derivative financial instruments

We use derivative financial instruments for both trading and non-trading activities. The principal types of derivatives used are: interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross currency swaps, equity index futures and equity options.

      Macro hedges:

These transactions are carried out for hedging and overall management of the financial risks to which we are exposed and are aimed at eliminating or significantly reducing currency, interest rate or price risks on asset and liability positions. Similarly, we also treat as hedging transactions certain transactions which, although not specifically assigned to a specific hedged item, form part of global hedges or macro hedges used to reduce the risk to which we are exposed as a consequence of overall management of our assets, liabilities and other transactions. For this reason, the gains or losses arising from these hedging transactions are recorded symmetrically with the revenues and costs of the hedged items, and the collections or payments made in settlement of such hedging transactions are recorded with a balancing item under the “Other Liabilities” and “Other Assets” captions in the Consolidated Balance Sheets.

       Non-hedging transactions valuation:

Non-hedging transactions, which are also known as trading transactions, are valued in accordance with Bank of Spain regulations based on the market on which they are traded:

•	Transactions arranged in organized markets, such as financial futures or options, are valued at quoted market prices and the gains or losses arising as a result of market price fluctuations are recorded in full in our Consolidated Statement of Income.

•	For over the counter (OTC) derivative financial instruments (interest rate & currency swaps, forwards, options, credit derivatives, etc) theoretical closing prices are assessed at least every month and allowances are recorded with a charge to income for the potential net losses, if any, in each risk category (interest rate risk, currency risk and equity risk) and currency arising from such valuations. Potential gains are not recognized in income until they are settled. This procedure is also applied to currency options traded outside organized markets. For most of derivatives, such as forward rate agreements, interest rate swaps or currency swaps, the fair values are estimated based on the discounted future cash flows related to the interest rates to be collected or paid, using for this purpose the yield curve prevailing at each valuation period and the valuation methods approved in our Group. Others, like options or credit derivatives have specific valuation models.

Although Bank of Spain’s rules provide guidance regarding valuation of OTC derivative financial instruments, we are required to make estimates and assumptions, such as with respect to the futures quotations and its volatility, maturities and the effects of market risks.

Theoretical closings are the most reliable measure of fair value for derivative financial instruments. The determination of fair value requires us to make estimates and certain assumptions. If quoted market prices are not available, we have to calculate the fair value from commonly used pricing models that consider contractual prices for the underlying financial instruments, yield curves and other relevant factors. Our use of different estimates or assumptions in these pricing models could lead to materially different amounts being recorded in our Consolidated Financial Statements.

Back to Contents

Pension commitments

We participate directly and indirectly in defined benefit pension schemes for part of our employees. The pension cost for these schemes is assessed in accordance with the advice of a qualified external actuary. This cost is annually charged to the income statement. In determining this cost the actuarial value of the assets and liabilities of the scheme is calculated. This involves modeling their future growth and requires management and the external actuary to make assumptions as to factors such as:

•	assumed interest rates;
•	mortality tables;
•	annual social security pension revision rate;
•	price inflation;
•	annual salary growth rate, and
•	the method used to calculate vested commitments to current employees.

There is an acceptable range established by management and the external actuary in which these estimates can validly fall. If different estimates within that range had been selected the cost recognized in the income statement could be significantly altered.

Significant accounting policies with respect to our reconciliation from Spanish to U.S. GAAP

We include a reconciliation of net income and shareholders' equity between Spanish GAAP and U.S. GAAP within Note 28 to the Consolidated Financial Statements. The preparation of this reconciliation requires management to consider accounting policies under U.S. GAAP to determine whether or not a difference in GAAP exists, and to quantify the amount of that difference where appropriate. These policies may also be based on difficult or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances.

Unless indicated otherwise, all of the significant accounting policies identified above, are equally critical to preparation of the U.S. GAAP reconciliation, and involve similar judgment and assumptions by management.

Business combinations and goodwill

Goodwill and intangible assets include the cost of acquired subsidiaries in excess of the fair value of the tangible net assets recorded in connection with acquisitions. Acquired intangible assets include core deposit, customer list, brand and asset under management. Accounting for goodwill and acquired intangible assets requires management's estimate regarding: (1) the fair value of the acquired intangible assets and the initial amount of goodwill to be recorded, (2) the amortization period and (3) the recoverability of the carrying value of acquired intangible assets.

To determine the initial amount of goodwill to be recorded upon acquisition, we have to determine the consideration and the fair value of the net assets acquired. We use independent appraisers and our internal analysis, generally based on discounted cash flow techniques, to determine the fair value of the net assets acquired and non-cash components of the consideration paid. The actual fair value of net assets acquired could differ from the fair value determined, resulting in an under- or over-statement of goodwill.

We test goodwill for impairment at the reporting unit level. We determine our reporting units one level below our business segment, based on our management structure. We keep those reporting units unchanged unless business segment reorganization occurs.

The useful lives of acquired intangible assets are estimated based on the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the acquired entity.

The amortization period under U.S. GAAP is reviewed annually in light of the above factors for acquired intangible assets. In making these assumptions, we consider historical results, adjusted to reflect current and anticipated operating conditions. Because a change in these assumptions can result in a significant change in the recorded amount of acquired intangible assets, we believe the accounting for business combination is one of our critical accounting estimates.

Back to Contents

In the 2003 goodwill impairment test relating to our investment in Brazil, the valuation of this reporting unit was lower than its carrying value, triggering the need to perform the step two impairment test as required by FAS 142. As the purchase of this investment was done prior to the adoption of FAS 142, its intangible assets were not identified and recognized on acquisition. The step two impairment test led to the identification of intangibles that were in process of being valued when the 2003 form 20-F was filed. The identification of these intangibles had the effect of increasing the goodwill impairment.

The investment related to Brazil had a book value under U.S. GAAP of €4,427 million, of which €2,247 million was its net worth and €2,180 million goodwill. Management estimated intangibles in the customer portfolio between €1,000 and €1,500 million. An external appraisal valued this reporting unit in a range between €4,147 and €2,931 million, without identifying the value of any intangible asset. The methodology applied in the valuation was basically discounted cash-flows, multiple comparison, adjusted liquid stockholders’ equity and core results. For the impairment test, the Bank used the more conservative approach assuming the lower value of the valuation range of the reporting unit and that the value of non-registered intangible assets was, at minimum, €680 million. Based on these assumptions it registered a goodwill impairment charge of €2,180 million (€1,719 million in its primary financial statements plus €461 million in the reconciliation to U.S. GAAP). In order to complete the impairment test as required by FAS 142, the Bank demanded an appraisal from an external independent expert, to identify and value the intangibles not registered (see note 28.2.g). Such appraisal resulted in a report, dated November 2004, which identified intangibles that had a fair value of €1,350 million. Because such amount was above minimum management expectations as of the 2003 form 20F filing date (€680 million), once the Brazil reporting unit goodwill impairment test process was concluded, no additional impact has been recorded in the 2004 U.S. GAAP reconciliation. The valuation method used was the present value of future cash flows projected.

In 2004, we acquired Abbey. As a result of this transaction a significant amount of goodwill was registered (see Notes 12, 28.2.g and 28.5.o to our financial statements). As the business combination was performed close to the end of the year and because of the complexity of the process, the determination of goodwill for U.S. GAAP purposes as well as the identification and recognition of intangible assets is not yet concluded. Management has required independent appraisal for the intangible assets identification and valuation.

Investment Securities

In the reconciliation to U.S. GAAP, the Group adjusts its investments and trading securities at fair value if they are considered to be available-for-sale or trading securities. For a substantial majority of the Group´s investments and trading account assets and liabilities, fair values are determined based upon quoted prices or validated models. Changes in values of available-for-sale securities are recognized in a component of stockholders' equity net of taxes, unless the value is impaired and the impairment is considered to be other than temporary. Impairment losses that are not considered temporary are recognized in earnings. The Group conducts reviews to assess whether other-than-temporary impairment exists. These reviews consist (i) on the identification of the securities that maintain impairments during the last six months, and (ii) on the determination of the value of the impairment that is not expected to be easily recovered. Changing global and regional conditions and conditions related to specific issuers or industries, could adversely affect these values. Changes in the fair values of trading securities are recognized in earnings.

In 2005, the Group is adopting IFRS (International Financial Reporting Standards). Among other decisions permitted in the rules of adoption of IFRS, the Company has decided to reclassify all its held to maturity portfolio to the available for sale portfolio. Consequently, even though the decision is taken in 2005 and statements under IFRS are not yet the Company’s primary financial statements, the Company has included this accounting change in its reconciliation to U.S. GAAP with effect on December 31, 2004 (see Note 28.2.e).

Variable Interest Entities

FIN 46-R defines and identifies “Variable Interest Entity” (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties (2) equity investor that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity or (3) equity investors that have voting rights that are not proportionate to their economic interests and substantially all the activities of the entity involved, or are conducted on behalf of, an investor with a disproportionately small voting interest. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. Adopting FIN 46-R required evaluating many Special Purposed Vehicles and in some cases to made s ome judgments. Note 28.1 shows differences between Spanish GAAP and U.S. GAAP consolidation procedures, the impact of the adoption of FIN 46-R is shown in notes 28.2.a and 28.4.

Back to Contents

A. Operating results.

We have based the following discussion on our consolidated financial statements. You should read it along with these financial statements, and it is qualified in its entirety by reference to them. We prepared our financial statements according to Spanish GAAP. We have identified the significant differences between Spanish GAAP and U.S. GAAP in note 28 to our consolidated financial statements included in this report on Form 20-F. Note 28 also includes reconciliations to U.S. GAAP of net income and stockholders’ equity as reported in the consolidated financial statements. Note 28.5 (J) to our consolidated financial statements includes financial information for our main business segments.

In November 2004, we acquired 100% of the capital of Abbey National plc. Under Spanish GAAP, our acquisition of Abbey has been reflected on our financial statements as if the acquisition had occurred on December 31, 2004. Accordingly, Abbey’s assets and liabilities were consolidated into our balance sheet as of December 31, 2004, but Abbey’s results of operations had no impact on our income statement for the year ended December 31, 2004. As a result, the following discussion of our operating results does not reflect the results of Abbey.

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

General

We are a financial group whose main business focus is retail banking, complemented by asset management and global wholesale banking businesses.

Our main source of income is the interest that we earn from our lending activities, by borrowing funds from customers and money markets at a rate and lending them to other customers at different rates. We also make money from the interest and dividends that we receive from our investments in fixed/variable income and equity securities and from our trading activities with such securities and derivatives, by buying and selling them to take advantage of current and/or expected differences between purchase and sale prices.

Another source of income is the commissions that we earn from the different banking and other financial services that we provide (credit and debit cards, insurance, account management, bill discounting, guarantees and other contingent liabilities, advisory and custody services, etc.) and from our mutual and pension funds management services.

In addition, an occasional source of income comes from the capital gains we can make from the selling of our holdings in Group´s companies and from the sale of treasury stock.

2004 Overview

We believe that the following factors had a significant impact on our results of operations and financial condition as of and for the year ended December 31, 2004.

First, we conducted our business in an environment in which the global economy continued its expansion. This expansion was present in many countries throughout the world, but in the United States and Asia, in particular.

The U.S. economy experienced a 4.4% growth in GDP in 2004. The Latin American economies were more buoyant; the region, as a whole, experienced economic growth of 5.8%. In the Euro zone, GDP growth slowed significantly in the second half of 2004, due to higher oil prices and the strengthening of the euro, leading to growth of 1.7% for the region during 2004. Spain´s economy experienced greater growth than the Euro zone as a whole (2.7% vs. 1.7% ), spurred by consumption, construction and recovery in investment in equipment.

Second, the year-on-year impact of exchange rates (mainly, the dollar’s fall against the euro and the depreciation of certain Latin American currencies against the euro) caused a decrease in net income and total assets by 4.4 percentage points and 1.5 percentage points, respectively.

In this environment, our strategy has been to increase income by strengthening our business with customers, while maintaining control of costs and improvement of credit quality. The result of this strategy was a strong increase in income and volume of business and the improvement in profitability, efficiency and credit quality ratios.

Back to Contents

Results of Operations

     Summary

Net attributable income as reported in our consolidated financial statements for the year ended December 31, 2004 was €3,135.6 million, an increase of 20.1% from €2,610.8 million which was an increase of 16.2% from €2,247.2 million in 2002. The 2004 increase reflected mainly increases in net interest income, net fees and commissions and net income from companies accounted for by the equity method and decrease in goodwill amortization, all of which were partially offset by increases in net extraordinary losses, net provisions for credit losses and operating expenses, and decreased net gains on group transactions.

     Net Interest Income

Net interest income was €8,635.7 million in 2004, a 8.5% or €677.4 increase from €7,958.3 million in 2003, which was a 15.0% or €1,400.3 million decrease from €9,358.7 million in 2002. Excluding dividends from companies accounted for by the equity method, net interest income was €8,270.2 million in 2004, a 8.1% or €621.4 million increase from €7,648.8 million in 2003, which was a 15.1% or €1,356.8 decrease from €9,005.6 million in 2002.

2004 Compared to 2003

The €677.4 million increase in net interest income is mainly due to the increased business volumes both in Spain and abroad and the steps taken by our business units to defend customer spreads that offset the fall in interest rates experienced in some countries. There was also an increase in the dividends received from our holdings of equity securities.

Average total earning assets (excluding Abbey) were €321,561.9 million for the year ended December 31, 2004, a 7.6% or €22,721.1 million increase from €298,840.8 million for the same period in 2003. This increase was mainly due to an increase of €11,037.6 million in the average balances of our domestic total earning assets (mainly due to an increase of €18,097.7 million in the average balances of our domestic loans and credits portfolio, partially offset by a decrease of €8,378.2 million in the average balances of our government debt securities portfolio) and an increase of €11,683.4 million in the average balance of our international total earning assets (mainly due to an increase of €7,749.1 million in the average balances of our debentures and other fixed income securities portfolio). Our loans and credits balance grew in Spain because of increased secured loans (mainly mortgage lending) and lo ans to companies resulting in part from continued low interest rates.

Our overall yield spread increased slightly from 2.63% in 2003 to 2.64% in 2004. Domestic yield spread decreased from 2.42% in 2003 to 2.38% in 2004. This change reflected continued pressure on margins in Spain which was offset by adjustments to our domestic asset mix. The margin pressure in Spain was due to continued low domestic interest rates as well as the continued effects of competition. Expanded volumes in our domestic loans and credits portfolio, which yielded relatively higher returns, improved our domestic asset mix. International yield spreads decreased from 3.17% in 2003 to 3.15% in 2004 due primarily to decreases in interest rates in some countries (Brazil, Chile and Venezuela).

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

Back to Contents

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

     Net Fees and Commissions

Net fees and commissions were €4,609.3 million in 2004, a 10.5% or €438.7 million increase from €4,170.6 million in 2003, which was a 2.8% or €118.7 million decrease from €4,289.3 million in 2002.

2004 Compared to 2003

Net fees and commissions for 2004 and 2003 were as follows:

			Amount	%
	2004	2003	Change	Change

	(in millions of euros except percentages)
Commissions for services	2,512.6	2,288.6	224.1	9.8
Credit and debit cards	559.6	484.8	74.8	15.4
Insurance	515.0	350.7	164.3	46.8
Account management	446.3	422.6	23.7	5.6
Bill discounting	300.9	406.7	(105.9)	(26.0)
Contingent liabilities	218.5	201.9	16.6	8.2
Other operations	472.3	421.8	50.5	12.0
Mutual and pension funds	1,587.1	1,297.0	290.1	22.4
Securities services	509.6	585.0	(75.4)	(12.9)

Total net fees and commissions	4,609.3	4,170.6	438.7	10.5

The €438.7 million increase in 2004 primarily resulted from a €290.1 million or 22.4% increase in fees from mutual and pension funds due to higher volumes, a €164.3 million or 46.8% increase in fees from insurance due to increased activity and a €74.8 million or 15.4% increase in fees from credit and debit cards also due to increased activity, partially offset by a €105.9 million or 26.0% decrease in fees from bill discounting and a €75.4 million or 12.9% decrease in fees from securities services (due to lower fees from underwriting and placement).

Average balances of mutual funds under management in Spain rose 17.0% from €56.6 billion in 2003 to €66.2 billion in 2004. Average balances of mutual funds abroad (excluding Abbey) increased by 29.8% from €17.1 billion in 2003 to €22.2 billion in 2004 mainly due to increased activity in Mexico, Brazil and Chile.

Average balances of pension funds in Spain increased by 11.5% from €6.1 billion in 2003 to €6.8 billion in 2004, mainly due to increased activity in individual pension funds. Average balances of pension funds abroad (excluding Abbey) increased by 11.3% from €12.4 billion in 2003 to €13.8 billion in 2004 mainly due to increased activity in Chile, Colombia, Peru and Mexico.

Back to Contents

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

Excluding the impact of foreign exchange rates (€427.1 million), net fees and commissions in 2003 increased by 7.2%.

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

Average pension funds balances in Spain increased by 10.9% from €5.5 billion in 2002 to €6.1 billion in 2003, mainly due to increased activity in individual pension funds. Average pension funds abroad increased slightly by 0.8% from €12.3 billion in 2002 to €12.4 billion in 2003 mainly due to the increase of average mutual funds in our Latin American pension fund companies due to our marketing efforts, partially offset by the negative impact of exchange rates.

     Gains (Losses) on Financial Transactions

Net gains on financial transactions were €952.7 million in 2004, a 4.6% or €46.1 million decrease from €998.8 million in 2003, which was a 180.4% or €642.6 million increase from €356.3 million in 2002. Gains (losses) on financial transactions include gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including spot market foreign exchange transactions, and sales of investment securities and liquidation of our corresponding hedge or other derivative positions. See note 25(b) to our consolidated financial statements.

2004 Compared to 2003

The €46.1 million decrease in 2004 primarily reflects a lower contribution by our Latin American subsidiaries to our gains on financial transactions due to the negative impact of increasing interest rates on the trading portfolios of those subsidiaries, especially those in Mexico.

Net gains on financial transactions in 2004 includes net gains of €525.1 million on fixed-income securities (net gains of €392.1 million in 2003); net gains of €474.7 million on equity securities (net gains of €432.0 million in 2003); net gains of €282.9 million on exchange differences (net gains of €166.2 million in 2003) and net losses of €330.0 million in derivatives (net gains of €8.5 million in 2003). In the case of hedging transactions entered into to reduce market risk exposure, any gains and losses on exchange differences and derivatives are generally symmetrical to the gains (losses) recorded on fixed-income securities and equity securities.

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

     Net Other Operating Income

Net other operating results generated a loss of €182.3 million in 2004, a 9.5% or €15.8 million increase from €166.5 million in 2003, which was a 26.5% or €60.0 million decrease from €226.5 million in 2002. Net other operating income consists mainly of other operating income and other operating expenses generated by our consolidated financial and non-financial consolidated subsidiaries and contributions we make to the Spanish Deposit Guarantee Fund and similar deposit guarantee programs abroad.

2004 Compared to 2003

The €15.8 million increase in 2004 was mainly due to an increase in the contributions to the deposit guarantee programs (mainly in Latin America) of €6.6 million and an increase in net other operating losses generated by our consolidated subsidiaries of €9.2 million.

2003 Compared to 2002

The €60.0 million decrease in 2003 was mainly due to a decrease in the contributions to the deposit guarantee programs (mainly in Latin America) of €32.0 million and a decrease in net other operating losses generated by our consolidated subsidiaries of €27.9 million.

     General Administrative Expenses

General administrative expenses were €6,735.2 million in 2004, a 4.0% or €257.5 million increase from €6,477.7 million in 2003, which was a 11.5% or €844.4 million decrease from €7,322.1 million in 2002.

2004 Compared to 2003

General administrative expenses for 2004 and 2003 were as follows:

			Amount	%
	2004	2003	Change	Change

	(in millions of euros except percentages)
Personnel expenses	4,135.3	4,049.4	85.9	2.1
Other administrative expenses	2,599.9	2,428.3	171.6	7.1
Information technology	460.6	454.7	5.9	1.3
Communications	240.5	230.3	10.2	4.4
Advertising	289.4	211.4	78.0	36.9
Building and premises	442.4	437.4	5.0	1.1
Printed and office material	80.3	74.0	6.3	8.5
Taxes (other than income tax)	120.0	146.8	(26.8)	(18.3)
Other expenses	966.6	873.6	93.0	10.7

Total general administrative expenses	6,735.2	6,477.7	257.5	4.0

The 4.0% increase in general administrative expenses in 2004 reflected a 2.1% increase in personnel expenses and a 7.1% increase in other administrative expenses. This increase in other administrative expenses is mainly related to the re-launching of business in some countries and the development of corporate projects (Partenón, Altair, regional projects in Latin America). There was also a small increase in the amount of general administrative expenses resulting from Santander Consumer´s acquisitions of PTF, Elcon and Abfin (for more information, see “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations”).

Back to Contents

The performance of revenues and cost control improved the efficiency ratio, measured by dividing general administrative expenses by gross operating income, to 47.4%, 1.9 percentage points better than in 2003.

2003 Compared to 2002

General administrative expenses for 2003 and 2002 were as follows:

			Amount	%
	2003	2002	Change	Change

	(in millions of euros except percentages)
Personnel expenses	4,049.4	4,521.7	(472.3)	(10.5)
Other administrative expenses	2,428.3	2,800.3	(372.0)	(13.3)
Information technology	454.7	520.9	(66.2)	(12.7)
Communications	230.3	316.2	(85.9)	(27.2)
Advertising	211.4	266.0	(54.6)	(20.5)
Building and premises	437.4	483.5	(46.1)	(9.5)
Printed and office material	74.0	93.3	(19.3)	(20.7)
Taxes (other than income tax)	146.8	199.8	(53.0)	(26.5)
Other expenses	873.6	920.6	(47.0)	(5.1)

Total general administrative expenses	6,477.7	7,322.1	(844.4)	(11.5)

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

     Depreciation and Amortization

Depreciation and amortization was €735.0 million in 2004, a 3.6% or €27.8 million decrease from €762.8 million in 2003, which was a 14.3% or €127.0 million decrease from €889.8 million in 2002.

2004 Compared to 2003

The €27.8 million decrease in 2004 was largely due to the effect of exchange rate fluctuations.

2003 Compared to 2002

The €127.0 million decrease in 2003 was largely due to the effect of exchange rate fluctuations.

     Net Income from Companies Accounted for by the Equity Method

Excluding dividends from companies accounted for by the equity method which are reflected under net interest income, net income from companies accounted for by the equity method was €540.4 million in 2004, a 32.7% or €133.1 million increase from €407.3 million in 2003, which was a 45.5% or €127.4 million increase from €279.9 million in 2002. Including dividends from companies accounted for by the equity method, net income from companies accounted for by the equity method was €905.9 million in 2004, a 26.4% or €189.1 million increase from €716.8 million in 2003, which was a 13.2% or €83.8 million increase from €633.0 million in 2002.

Back to Contents

2004 Compared to 2003

The €133.1 million increase in 2004 excluding dividends from companies accounted for by the equity method and the €189.1 million including dividends, is mainly due to the higher contributions of Royal Bank of Scotland, Cepsa, Inmobiliaria Urbis, Unión Fenosa and insurance companies.

The entities providing the largest portions of the contributions in 2004 include the following:

	Percent Owned	Contributions to Net Income (1)

Investment	2004	2004

	(in millions of euros)
Royal Bank of Scotland (2)	2.5	303.2
Cepsa	32.3	275.7
Inmobiliaria Urbis	45.7	90.6
Unión Fenosa	22.0	88.1
Santander Seguros y Reaseguros	100.0	45.1

(1)	Contributions to income from companies accounted for by the equity method include dividends from investments in Group and non-Group companies.

(2)	As of December 31, 2003, our holding in RBS was 5.05%. In September 2004, we sold 2.51% of our holding.

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

     Amortization of Consolidation Goodwill

Amortization of consolidation goodwill was €618.9 million in 2004, a 72.4% or €1,622.8 million decrease from €2,241.7 million in 2003, which was a 65.0% or €883.1 million increase from €1,358.6 million in 2002.

2004 Compared to 2003

The €1,622.8 million decrease in 2004 is mainly due to less early amortization of goodwill. In 2003, early amortization of goodwill amounted to €1,719.2 million (mainly related to our investment in Banespa), while in 2004 early amortization of goodwill amounted to €153.8 million (of which €92.6 million related to our investment in Banco de Venezuela and €57.5 million related to our investments in Colombia).

Ordinary amortization of goodwill was €465.2 million in 2004, a 11.0% or €57.3 million decrease from €522.5 million in 2003.

2003 Compared to 2002

The €883.1 million increase in 2003 is mainly due to the early amortization of €1,719.2 million (€1,016.3 million more than in 2002), relating mainly to Banespa (€1,703.8 million), whose goodwill was reduced to zero.

Back to Contents

For further information on the variations in the balances of “Consolidation Goodwill” see Note 12 of the Consolidated Financial Statements.

     Gains (Losses) on Group Transactions

     Gains on Group transactions were €466.2 million in 2004, a 51.2% or €489.4 million decrease from €955.6 million in 2003, which was a 5.3% or €53.4 million decrease from €1,008.9 million in 2002.

2004 Compared to 2003

The €466.2 million gain in 2004 relates primarily to the gains generated from the sale of our 2.5% holding in Royal Bank of Scotland (€472.2 million) partially offset from losses in trading and in other purchases and sales of treasury stock (€31.9 million).

2003 Compared to 2002

The €955.6 million gain in 2003 relates primarily to the gains generated in the first quarter of 2003 (€680.6 million) from the sale of 24.9% of Santander Serfin to Bank of America, and €216.9 million in the fourth quarter of 2003 from the sale of shares in Royal Bank of Scotland.

     Net Provisions for Credit Losses

Our net provisions for credit losses were €1,647.7 million in 2004, a 10.2% or €152.0 million increase from €1,495.7 million in 2003, which was a 9.3% or €152.5 million decrease from €1,648.2 million in 2002.

2004 Compared to 2003

The €152.0 million increase in net provisions for credit losses reflected a €209.0 million increase in gross provisions for credit losses (gross provisions for credit losses were €1,929.2 million in 2004 compared to €1,720.2 million in 2003), a €6.0 million decrease in provisions for country-risk (provisions for country-risk were €127.0 million in 2004 compared to €133.0 million in 2003), and a €51.1 million increase in recoveries of loans previously charged-off (recoveries totaled €408.6 million in 2004 compared to €357.5 million in 2003).

The €209.0 million increase in gross provisions for credit losses is mainly due to increased statistical credit loss provisions (€600.9 million allocated in 2004 compared to €328.8 million allocated in 2003) while specific and generic provisions decreased by €63.1 million. (See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Classification Requirements—Allowance for the Statistical Coverage of Credit Losses”).

The €6.0 million decrease in provisions for country-risk is mainly due to non-recurrence in 2004 of the increase in 2003 of the amount of coverage required by the Bank of Spain for country-risk in Argentina. Our total country-risk exposure with third parties, net of allowances, in accordance with Bank of Spain criteria increased by €529.2 million to €620.2 million at December 31, 2004, compared to €91.0 million at December 31, 2003. This increase was largely due to the reclassification of certain trade finance transactions longer than 1 year in Brazil.

Excluding Abbey, our total allowances for credit losses increased by €771.6 million to €6,186.0 million at December 31, 2004, from €5,414.4 million at December 31, 2003. Including Abbey, our total allowances for credit losses increased by €1,784.9 million to €7,199.3 million at December 31, 2004, from €5,414.4 million at December 31, 2003.

Excluding country-risk and Abbey, non-performing assets decreased by €204.7 million to €3,017.8 million at December 31, 2004, compared to €3,222.5 million at December 31, 2003. Domestic non-performing assets decreased by €62.6 million to €869.0 million at December 31, 2004 from €931.6 million at December 31, 2003, while international non-performing assets decreased by €142.1 million to €2,148.8 million at December 31, 2004 from €2,290.9 million at December 31, 2003, due to our strong efforts to reduce our non-performing assets in Latin America. This trend may not continue and may even reverse in the future. Including Abbey (€930.6 million), non-performing assets were €3,948.4 million at December 31, 2004.

Our coverage ratio (excluding country-risk and Abbey) was 208.0% at December 31, 2004, and 165.2% at December 31, 2003. Including Abbey (excluding country-risk), our coverage ratio was 184.6% at December 31, 2004. See “Selected Statistical Information—Non-Performing Asset Ratios”.

Back to Contents

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

     Extraordinary Results

We had an extraordinary net loss of €850.3 million in 2004, compared to an extraordinary net income of €668.7 million in 2003 and an extraordinary net loss of €338.8 million in 2002.

The net debit balance of €850.3 million in 2004 includes the gains or losses on disposal of property and equipment and long-term investments (gains of €550 million –that include the €242 million and €118 million of capital gains from the divestment of our holdings in Vodafone and Shinsei Bank, respectively- and losses of €83 million); the collection of interest on doubtful and nonperforming loans earned in prior years (€108 million); monetary adjustment (net gain of €2.8 million) (see note 2-b to our consolidated financial statements); provisions to pension allowances which increased mainly due to early retirements (€979.8 million) (see note 2-j to our consolidated financial statements); and other net losses of €448 million, relating mainly to writedowns made by different Group companies that include €155 million of non-recurring expenses related to t he Abbey acquisition (principally advisory fees).

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

The net debit balance of €338.8 million in 2002 includes the gains or losses on disposal of property and equipment and long-term financial investments (gains of €443 million and losses of €122 million); the collection of interest on doubtful and nonperforming loans earned in prior years (€76 million); losses from monetary adjustments (€69.5 million) (see note 2-b to our consolidated financial statements); provisions to pension allowances of €350.8 million (see note 2-j to our consolidated financial statements) and other net losses of €315 million, resulting mainly from the impact of writedowns of technological companies and other companies and businesses located outside Spain (including, those relating to the specific allowance recorded for Argentina).

Back to Contents

     Provision for Income Taxes

The provision for corporate income and other taxes was €766.8 million in 2004, an 11.8% or €102.7 million decrease from €869.4 million in 2003, which was a 20.2% or €146.3 million increase from €723.1 million in 2002. The effective tax rate was 17.3% in 2004, 21.2% in 2003 and 20.6% in 2002. For information about factors affecting effective tax rates, see note 22 to our consolidated financial statements.

     Minority Interests

Minority interests were €532.3 million in 2004, a 14.3% or €88.9 million decrease from €621.2 million in 2003, which was a 15.4% or €82.7 million increase from €538.5 million in 2002.

2004 Compared to 2003

The €88.9 million decrease in 2004 reflected mainly a €19.2 million increase in net income attributable to minority shareholders, principally related to increased minority interests of our subsidiaries in Chile and Mexico, and a €108.1 million decrease in dividends on preference shares of subsidiaries principally as a result of the early amortizations made during 2004 of six issues of preferred shares amounting to a total of €1,931.8 million and $850 million of nominal value.

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

     Net Income Information on U.S. GAAP Basis

Our consolidated financial statements have been prepared in accordance with Spanish GAAP. Spanish GAAP differs in certain significant respects from U.S. GAAP. For a summary of the most significant adjustments required to arrive at net income on U.S. GAAP basis, see note 28 to our consolidated financial statements.

	Year ended December 31,

	2004	2003	2002

As Reported	(in thousands of euros, except per share data)
Net attributable income	3,135,558	2,610,819	2,247,177
Net attributable income per average share (1)	0.63	0.55	0.48
U.S. GAAP
Net income	3,940,866	2,264,332	2,286,959
Net income per average share (1)	0.80	0.47	0.48

(1)	Based on the average number of shares outstanding in the relevant year, including those held by our consolidated subsidiaries.

Financial Condition

     Assets and Liabilities

Excluding Abbey, our total assets were €379,250.8 million at December 31, 2004, a 7.8% or €27,460.3 million increase from total assets of €351,790.5 million at December 31, 2003, which was an 8.5% or €27,582.4 million increase from total assets of €324,208.1 million at December 31, 2002. Excluding Abbey, our gross loans and credits to corporate clients, individual clients and government and public entities which include securities purchased from such clients under agreements to resell, increased by 15.1% to €204,466.6 million at December 31, 2004 from €177,620.7 million at December 31, 2003, mainly due to increased business in Spain, Germany, Norway (as a result of the acquisition of Elcon) and Latin America (mainly in Brazil, Puerto Rico, Chile and Mexico). Excluding Abbey, customer liabilities, which are principally deposits from clients and securities sold to clients und er agreements to repurchase, increased by 9.1% from €159.335.6 million at December 31, 2003, to €173,842.2 million at December 31, 2004, mainly due to increased volumes in Spain, Germany and Latin America (mainly in Brazil and Chile). Excluding Abbey, other managed funds, including mutual funds, pension funds and other managed portfolios, increased by 15.2% from €108,903.0 million at December 31, 2003, to €125,454.0 million at December 31, 2004, mainly due to increased volumes of mutual funds, pension funds and managed portfolios both in Spain and abroad.

Back to Contents

Including Abbey, at December 31, 2004, our total assets were €575,397.9 million; our gross loans and credits were €342,177.0 million; our customer deposits were €293,845.7 million and our total managed funds were €139,994.7 million.

     Capital

Stockholders’ equity, net of treasury stock, at December 31, 2004, was €32,584.3 million, an increase of €13,515.3 million or 70.9% from €19,069.0 million at December 31, 2003, mainly due to the capital increase of €12,540.9 related to the acquisition of Abbey.

At December 31, 2004, our eligible capital, including Abbey, exceeded the minimum required by the Bank of Spain by approximately €11.1 billion. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Capital Adequacy Requirements.”

Including Abbey, we estimate that our Tier 1 capital ratios, calculated in accordance with Basel Committee guidelines, and our total capital ratios, which include Tier 1 and Tier 2 capital, at December 31, 2004 and 2003 were as set forth:

	December 31,

	2004	2003

Tier 1 Capital Ratio	7.16%	8.26%
Total Capital Ratio — Tier 1 and Tier 2	13.01%	12.43%

     B. Liquidity and capital resources

Management of liquidity

For information about our liquidity risk management process, see Item 11. “Quantitative and Qualitative Disclosures About Market Risks — Part.6 Market Risk — Statistical Tools for Measuring and Managing Market Risk — Non Trading Activity — Liquidity Risk” and “—Quantitative analysis — C. Financial management —Management of structural liquidity”.

Sources of funding

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

We have raised significant funds in the domestic and international capital markets in order to finance our activities. Under the 2004 Issues and Securitization Plan, we obtained (excluding Abbey) €35.0 billion from the capital markets, 71% of which was obtained through medium and long-term issues, including preference shares and subordinated debt. Securitization of medium and long-term assets amounted to €11.0 billion in 2004.

At December 31, 2004, including Abbey, we had outstanding €84.0 billion of senior debt, of which €17.5 billion were mortgage bonds and €26.1 billion promissory notes, as well as €20.2 billion in subordinated debt and €7.2 billion in preferred stock.

Back to Contents

The following table shows the average balances during the years 2004 (including Abbey) and 2003 of our principal sources of funds:

	2004	2003

	(In thousands of euros)
Due to credit institutions	66,941,299	61,722,091
Customer deposits	178,076,060	163,592,978
Marketable debt securities	49,994,188	36,887,726
Subordinated debt	12,445,717	11,867,348

Total	307,457,264	274,070,143

The average maturity of our outstanding debt as of December 31, 2004 is the following:

•	Senior debt	3.9 years
•	Mortgage debt	6.0 years
•	Subordinated debt	9.3 years

Exhibits V and VI to our consolidated financial statements included herein show a detail of our senior and subordinated long-term debt, including their maturities.

The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of, and reduce our market access to debt financing. Our credit ratings are as follows:

	Long-Term	Short-Term	Financial Strength

Moody´s	Aa3	P1	B
Standard & Poor´s	A+	A1
Fitch	AA-	F1+	B

Including Abbey, our total customer funds (customer deposits, excluding assets sold under repurchase agreements, marketable debt securities and subordinated debt) totaled €355.5 billion at December 31, 2004. Including Abbey and assets sold under repurchase agreements, customer funds totaled €398.0 billion at December 31, 2004. Including Abbey, loans and credits (gross) totaled €342.2 billion at the same date.

We remain well placed to access various wholesale funding sources from a wide range of counterparties and markets, and the changing mix evident between customer deposits and repos, deposits by banks and debt securities in issue primarily reflects comparative pricing, maturity considerations and investor counterparty demand rather than any material perceived trend.

We use our liquidity to funding our lending and investment securities activities, for the payment of interest expense, for dividends paid to shareholders and the repayment of debt.

We, the Santander Group, are a European and Latin American financial group. Although, at this moment, except for Argentina and Venezuela, we are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Bank (the parent company) in the form of cash dividends, loans or advances, capital repatriation and other forms, there is no assurance that in the future such restrictions will not be adopted or how they would affect our business. Nevertheless, the geographic diversification of our businesses limits the effect of any restrictions that could be adopted in any given country.

In prevailing economic conditions and with interest rates at relatively low historical levels in Spain, UK and the rest of Europe, it is anticipated that the growth in demand for further borrowing by customers may, in the medium term, continue to exceed customer deposits received, thus increasing net customer lending further and increasing gradually over time our dependence on the wholesale market for funding.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

As of December 31, 2004 and to the present date, we did not, and presently do not, have any material commitments for capital expenditures, except as disclosed in Item 4. “Information on the Company — Recent Events”.

Back to Contents

Other contingent liabilities and commitments

As of December 31, 2004 (including Abbey) and December 31, 2003, we had outstanding the following contingent liabilities and commitments:

	2004	2003

	(in thousands of euros)
Contingent liabilities:
Rediscounts, endorsements and acceptances	206,042	26,720
Assets assigned to sundry obligations	24	81,160
Guarantees and other sureties	30,915,447	27,273,863
Other contingent liabilities	3,073,870	3,372,446

	34,195,383	30,754,189

Commitments:
Sales with repurchase option	40,310	512,698
Balances drawable by third parties:
Credit institutions	1,700,214	943,456
Public authorities	2,288,834	2,569,614
Other sectors	60,315,083	45,099,247
Other commitments	6,975,543	5,385,641

	71,319,984	54,510,656

	105,515,367	85,264,845

Relationship with unconsolidated companies

We have significant holdings in companies whose business activity is not directly related to that of the Bank. According to Spanish GAAP, these holdings are not consolidated. (See a detail of these companies in Exhibit II to our Consolidated Financial Statements).

Transactions with these companies are made at market conditions and are closely monitored by our regulatory authorities. See Note 24 to our Consolidated Financial Statements for disclosure of the effect of these transactions on our income statement and balance sheet.

Also, we use special purpose vehicles (“fondos de titulización”) in our securitization activity. These vehicles are independent entities and are not consolidated in the Group´s financial statements. We are not required to repurchase assets or contribute additional assets to any of these special purpose vehicles. We do, however, provide in the ordinary course of business certain loans (amounting to €232.5 million to “fondos de titulización” in Spain) to some of these special purpose vehicles, which are provisioned in accordance with the risks involved. In 2004, the Group (excluding Abbey) securitized €11.0 billion of medium and long-term assets.

In the ordinary course of business, Abbey enters into securitization transactions using special purpose securitization companies which are consolidated and included in Abbey´s financial statements as quasi-subsidiaries. Except for some mortgage indemnity guarantees assigned to some transactions made before January 1, 2002, Abbey is under no obligation to support any losses that may be incurred by the securitization companies or the holders of the securities, and has no right or obligation to repurchase any securitized loan. Abbey has made some interest bearing subordinated loans to these securitization companies.

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

Back to Contents

The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on the Bank or that would cause the disclosed financial information not to be indicative of our future operating results or our financial condition:

•	a downturn in real estate markets, and a corresponding increase in mortgage defaults;

•	the recent interest rate hikes in the United States;

•	uncertainties relating to economic growth expectations, especially in the United States, Spain, the United Kingdom, other European countries and Latin America, and the impact they may have over interest and exchange rates;

•	the effect that economic slowdown may have over Latin America and fluctuations in interest and exchange rates;

•	the chance that changes in the macroeconomic environment will deteriorate the quality of our customers` credit;

•	a possible downturn in capital markets;

•	a drop in the value of the euro relative to the US dollar, the Sterling pound or Latin American currencies;

•	inflationary pressures, because of the effect they may have in relation to increases of interest rates and decreases of growth;

•	increased consolidation of the European financial services sector; and

•	although it is foreseeable that entry barriers to domestic markets in Europe will be lowered, our possible plans of expansion into other markets could be affected by regulatory requirements of the national authorities of these countries.

International Financial Reporting Standards (“IFRS”)

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with the International Financial Reporting Standards (“IFRSs”) which have been previously ratified by the European Union. Therefore, we are required to prepare our consolidated financial statements for the year ending December 31, 2005 in conformity with the IFRSs.

Under IFRS 1, First-Time Adoption of International Financial Reporting Standards, our consolidated financial statements for 2005 must necessarily include, for comparison purposes, a consolidated balance sheet as of December 31, 2004, and a consolidated statement of income for the year then ended prepared in accordance with the methods established by the IFRSs in force as of December 31, 2005.

In order to adapt the accounting system of Spanish credit institutions to the new standards, on December 22, 2004, the Bank of Spain issued Circular 4/2004 on Public and Restricted Financial Reporting Standards and Model Financial Statements. We are completing a plan for transition to IFRSs which includes, inter alia, an analysis of the accounting criteria differences, the selection of the accounting criteria to be applied when alternative treatments are permitted and an assessment of the changes in reporting procedures and systems.

The approval of the IFRSs introduces changes in the financial statements by modifying general accounting principles, as well as changes in reporting (income statement and balance sheet). In addition, it regulates specific aspects of the business areas, such as their definition and disclosure levels, and introduces the mandatory auditing of the same.

Back to Contents

The following tables provide a detail of our unaudited consolidated income statement and balance sheet as of December 31, 2004, restated in accordance with new IFRSs criteria:

Consolidated Income Statement
(In millions of euros)	2004

Net interest income (without dividends)	7,372.3
Dividends	389.0
Net interest income	7,761.3
Income from companies accounted for by the equity method	449.0
Net fees	4,582.8
Insurance activity	161.4
Commercial revenue	12,954.5
Gains (losses) on financial transactions	1,100.7
Gross operating income	14,055.2
Income from non-financial services	347.8
Non-financial expenses	(145.2)
Other operating income	(62.9)
Operating costs	(7,533.5)
General administrative expenses	(6,694.7)
Personnel	(4,236.0)
Other administrative expenses	(2,458.7)
Depreciation and amortization	(838.7)
Net operating income	6,661.6
Impairment loss on assets	(1,843.4)
Net loan loss provisions	(1,572.8)
Goodwill	(138.2)
Other assets	(132.4)
Other income	(236.9)
Income befote taxes (ordinary)	4,581.3
Corporate income tax	(596.8)
Net income from ordinary activities	3,984.5
Net income from discontinued operations	11.7
Net consolidated income (ordinary)	3,996.2
Minority interests	390.4
Attributable income to the Group (ordinary)	3,605.9
Net extraordinary gains and writedowns	—
Attributable income to the Group	3,605.9

Back to Contents

Balance Sheet	December 31, 2004

(In millions of euros)	Without Abbey	With Abbey

Assets
Cash on hand and deposits at central banks	8,121	8,801
Trading portfolio	31,222	83,032
Debt securities	22,380	56,736
Equities	2,803	4,470
Other	6,038	21,826
Other financial assets at fair value	96	96
Available-for-sale financial assets	54,114	75,141
Debt securities	46,380	58,397
Equities	7,734	16,744
Loans	246,044	420,886
Deposits at credit institutions	37,443	55,289
Loans and credits	201,906	358,524
Other	6,695	7,072
Investments	16,253	3,748
Intangible assets and property and equipment	5,834	10,980
Goodwill	4,827	15,090
Insurance and reinsurance assets	2,648	5,208
Other	22,627	38,129
Total assets	391,785	661,113

Liabilities and shareholders’ equity
Trading portfolio	11,983	33,795
Financial liabilities at amortized cost	307,917	509,259
Due to central banks and credit institutions	57,763	84,301
Customer deposits	176,820	290,173
Marketable debt securities	54,582	106,916
Subordinated debt	13,471	22,178
Other financial liabilities	5,281	5,691
Insurance liabilities	7,101	41,568
Provisions	13,690	15,660
Other liabilities accounts	9,750	16,708
Preferred securities	4,830	7,623
Minority interest	2,085	2,085
Equity adjustments by valuation	1,792	1,778
Capital stock	3,127	3,127
Reserves	27,215	27,215
Net income attributable to the Group	3,606	3,606
Less: dividends	(1,311)	(1,311)
Total liabilities and shareholders’ equity	391,785	661,113
Off-balance-sheet managed funds	125,454	139,995
Total managed funds	517,239	801,108

Back to Contents

     E. Off-balance sheet arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

     F. Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations by remaining maturity at December 31, 2004 (including Abbey):

		More than	More than
		1 year but	3 years but
Contractual obligations	Less than	less than	less than	More than
(in millions of euros)	1 year	3 years	5 years	5 years	Total

Marketable debt securities	33,381	29,201	5,658	15,767	84,007

Subordinated debt	1,490	1,674	1,569	15,461	20,194

Capital lease obligations	170	329	278	1,333	2,110

Purchase obligations	252	211	91	—	554

Other long-term liabilities	48	—	—	5,024	5,072

Total	35,341	31,415	7,596	37,585	111,937

The maturity of deposits from credit institutions and from customer deposits, neither of which is reflected in the above table, is given in Notes 14 and 15 of the consolidated financial statements, respectively.

For a description of our futures transactions, which are not reflected in the above table, see Note 23 to our consolidated financial statements.

Back to Contents

Item 6. Directors, Senior Management and Employees

     A. Directors and senior management.

We are managed by our board of directors which currently consists of 19 members. In accordance with our Bylaws (Estatutos), the board shall consist of at least 14 and not more than 30 members. Each member of the board is elected to a three-year term by our stockholders at a general meeting, with approximately one-third of the members being elected each year, but they can be re-elected.

Our board of directors meets approximately nine times per year. In 2004, it met 13 times. Our board of directors elects our Chairman and Vice Chairmen from among its members, as well as the Chief Executive Officer. Between board meetings, lending and other board powers reside with the Executive Committee (Comisión Ejecutiva) and with the Risk Committee (Comisión Delegada de Riesgos). The Chairman is the Bank’s most senior officer and, as a result, has delegated to him all such powers as may be delegated under Spanish Law, our By-laws and the Regulations of the Board. The Chairman leads the Bank’s management team, in accordance with the decisions made and the criteria set by our shareholders at the General Shareholders’ Meeting and by the Board.

The Chief Executive Officer by delegation and under the direction of the Board and of the Chairman (as the Bank’s most senior officer) leads the business and assumes the Bank’s highest executive functions.

Our board holds ultimate lending authority and it delegates such authority to the Risk Committee, which generally meets twice a week. Members of our senior management are appointed and removed by the board.

The current members of our board of directors are:

Name	Position with Banco Santander Central Hispano	Director Since

Emilio Botín (1)	Chairman	1960
Fernando de Asúa	First Vice Chairman	1999
Alfredo Sáenz	Second Vice Chairman and Chief Executive Officer	1994
Matías R. Inciarte	Third Vice Chairman	1988
Manuel Soto	Fourth Vice Chairman	1999
Assicurazioni Generali, S.p.A.	Director	1999
Antonio Basagoiti	Director	1999
Ana P. Botín (1)	Director	1989
Emilio Botín O. (1)	Director	1989
Javier Botín (1)	Director	2004
Lord Burns	Director	2004
Guillermo de la Dehesa	Director	2002
Rodrigo Echenique	Director	1988
Antonio Escámez	Director	1999
Francisco Luzón	Director	1997
Abel Matutes	Director	2002
Mutua Madrileña Automovilista	Director	2004
Luis Ángel Rojo	Director	2005
Luis Alberto Salazar-Simpson	Director	1999

(1)	Ana P. Botín, Emilio Botín O. and Javier Botín are daughter and sons, respectively, of Emilio Botín.

Back to Contents

Our current Executive Officers are:

Name	Position with Banco Santander Central Hispano

Emilio Botín	Chairman of the Board of Directors and of the Executive Committee
Alfredo Sáenz	Second Vice Chairman of the Board of Directors and Chief Executive Officer
Matías R. Inciarte (1)	Third Vice Chairman of the Board of Directors and Chairman of the RiskCommittee
Ana P. Botín	Chairwoman, Banesto
Francisco Luzón	Director, Executive Vice President, America
José A. Alvarez	Executive Vice President, Financial Management
David Arce	Executive Vice President, Internal Auditing
Ignacio Benjumea	Executive Vice President, General Secretariat and of the Board
Teodoro Bragado	Executive Vice President, Risk
Juan Manuel Cendoya	Executive Vice President, Communication and Research
José María Espí	Executive Vice President, Risk
Enrique G. Candelas	Executive Vice President, Retail Banking
Francisco G. Roldán	Chief Executive Officer, Abbey
Joan-David Grimà	Executive Vice President, Industrial Portfolio
Juan Guitard	Executive Vice President, General Secretariat and of the Board
Gonzalo de las Heras	Executive Vice President, Global Wholesale Banking
Antonio H. Osorio	Executive Vice President, Portugal
Adolfo Lagos	Executive Vice President, Global Wholesale Banking
Jorge Maortua	Executive Vice President, Global Wholesale Banking
Francisco Martín	Executive Vice President, Global Wholesale Banking
Pedro Mateache	Executive Vice President, Resources and Costs
Serafín Méndez	Executive Vice President, Resources and Costs
Jorge Morán	Executive Vice President, Asset Management and Insurance
Javier Peralta	Executive Vice President, Risk
Marcial Portela	Executive Vice President, America
Juan R. Inciarte (1)	Executive Vice President, Europe and Consumer Lending
José Manuel Tejón	Executive Vice President, Financial Accounting
Jesús Mª Zabalza	Executive Vice President, America

(1)	Matías and Juan R. Inciarte are brothers.

Following is a summary description of the relevant business experience and principal business activities of our current Directors and executive officers performed both within and outside Banco Santander Central Hispano, S.A.:

Emilio Botín (Chairman of the Board of Directors and of the Executive Committee)

Born in 1934. He joined Banco Santander in 1958 and in 1986 he was appointed Chairman of the Board. He is also a Director of Shinsei Bank.

Fernando de Asúa (First Vice Chairman of the Board of Directors and Chairman of the Appointments and Remuneration Committee)

Born in 1932. Former Vice Chairman of Banco Central Hispanoamericano from 1991 to 1999. He was appointed Director in April 1999 and First Vice Chairman in July 2004. He is an Honorary Chairman of IBM España, S.A. and a Director of Cepsa, Técnicas Reunidas, S.A., Air Liquide España, S.A. and Constructora Inmobiliaria Urbanizadora Vasco-Aragonesa, S.A.

Alfredo Sáenz (Second Vice Chairman of the Board of Directors and Chief Executive Officer)

Born in 1942. Former Vice Chairman of Banco Bilbao Vizcaya and Chairman of Banca Catalana until 1993. In 1994, he was appointed Chairman of Banesto and in February 2002, Second Vice Chairman and Chief Executive Officer of Banco Santander Central Hispano. He is also Vice Chairman of Cepsa and a Director of San Paolo IMI SpA and Auna Operadores de Telecomunicaciones, S.A.

Matías R. Inciarte (Third Vice Chairman of the Board of Directors and Chairman of the Risk Committee)

Born in 1948. He joined Banco Santander in 1984 and was appointed Executive Vice President and Chief Financial Officer in 1986. In 1988 he was appointed Director and in 1994 Second Vice Chairman. He is also Chairman of Unión de Crédito Inmobiliario, S.A. and Director of Banesto, S.A., Financiera Ponferrada, S.A., Grupo Corporativo Ono, S.A. and Operador del Mercado Ibérico de Energía Polo Español, S.A. He was Minister of the Presidency of the Spanish Government (1981-1982).

Manuel Soto (Fourth Vice Chairman of the Board of Directors and Chairman of the Audit and Compliance Committee)

Born in 1940. He was appointed Director in April 1999. He is Vice Chairman of Indra Sistemas, S.A. and a Director of Inversiones Inmobiliarias Lar, S.A., Cortefiel, S.A. and Corporación Financiera Alba, S.A.

Back to Contents

Assicurazioni Generali, S.p.A. (“Assicurazioni”)

An Italian insurance company represented by its Chairman, Mr. Antoine Bernheim, who was born in 1924. Assicurazioni is a former Director of Banco Central Hispanoamericano from 1994 to 1999. Assicurazioni was appointed Director in April 1999.

Antonio Basagoiti

Born in 1942. Former Executive Vice President of Banco Central Hispanoamericano. He was appointed Director in July 1999. He is Chairman of Unión Fenosa, S.A., Vice Chairman of Golf La Moraleja, S.A. and of Faes Farma, S.A. and a Director of Pescanova, S.A. and Cepsa.

Ana P. Botín

Born in 1960. Former Executive Vice President of Banco Santander, S.A. and former Chief Executive Officer of Banco Santander de Negocios from 1994 to 1999. In February 2002, she was appointed Chairwoman of Banesto. She is also a Director of Inmobiliaria Urbis, S.A., Assicurazioni Generali, SpA. and Grupo Televisa, S.A.

Emilio Botín O.

Born in 1964. Former Executive Vice President of Banco Santander, S.A. He is the sole Administrator of Puente San Miguel, S.A. and Chairman of Swissrisk.

Javier Botín

Born in 1973. He was appointed Director in July 2004. He is also an executive Director of M&B Capital Advisers, Sociedad de Valores, S.A.

Lord Burns

Born in 1944. He was appointed Director in December 2004. He is also Chairman of Abbey and Glas Cymru (Welsh Water) and a non-executive Director of Pearson Group plc and British Land plc. He has been appointed as a non-executive director and deputy chairman of Marks and Spencer Group plc, which takes effect October 1, 2005. He was formerly Permanent Secretary to the UK Treasury and chaired the UK Parliamentary Financial Services and Markets Bill Joint Committee.

Guillermo de la Dehesa

Born in 1941. Former Secretary of State of Economy and Secretary General of Commerce of the Spanish Government and Chief Executive Officer of Banco Pastor. He was appointed Director in June 2002. He is Chairman of AVIVA Vida y Pensiones, S.A. and a Director of Campofrío Alimentación, S.A., Unión Fenosa, S.A., Tele Pizza, S.A., Goldman Sachs Europe Ltd. and AVIVA plc. He is also Chairman of the Centre for Economic Policy Research (CEPR) in London, member of the Group of Thirty of Washington, and Chairman of the Board of Trustees of the Instituto de Empresa.

Rodrigo Echenique

Born in 1946. Former Director and Chief Executive Officer of Banco Santander, S.A. from 1988 to 1994. He is Chairman of the Social Economic Council of the Carlos III University (Madrid) and a Director of Inversiones Inmobiliarias Lar, S.A.

Antonio Escámez

Born in 1951. Former Director and Executive Vice President of Banco Central Hispanoamericano from 1988 to 1999. He was appointed Director in April 1999. He is also Chairman of Santander Consumer, Patagon and Arena Communications España, S.A., and Vice Chairman of Attijariwafa Bank.

Francisco Luzón

Born in 1948. He joined Banco Santander in 1996 as Executive Vice President, Adjoint to the Chairman. Former Chairman of Banco Exterior de España (from 1988 to 1996), Caja Postal (from 1991 to 1996), Corporación Bancaria de España (from 1991 to 1996) and of Argentaria (1996). He is also a Director of Industria de Diseño Textil, S.A. and Chairman of the Social Council of the University of Castilla-La Mancha.

Back to Contents

Abel Matutes

Born in 1941. Former Foreign Minister of the Spanish Government and EU Commissioner (from 1989 to 1993). He is also a Director of Assicurazione Internazionale di Providenza, FCC Construcción, S.A. and Instituto Sectorial de Promoción y Gestión de Empresas, S.A.

Mutua Madrileña Automovilista

Spanish car insurance company represented on our board by Mr. Luis Rodríguez, who was born in 1941. Mr. Rodríguez is a Director of Mutua Madrileña Automovilista and Chairman of Mutuactivos SAU SGIIC.

Luis Ángel Rojo

Born in 1934. Former Head of Economics, Statistics and Research Department, Deputy Governor and Governor of the Bank of Spain. He has been a member of the Governing Council of the European Central Bank, Vice-Chairman of the European Monetary Institute, member of United Nations’ Development Planning Committee and Treasurer of the International Association of Economy. He is Professor of Economic Theory of the Complutense University of Madrid, Member of the Group of Wise Men appointed by the ECOFIN Council for the study of integration of the European financial markets, member of the Royal Academy of Moral and Political Sciences and of the Royal Academy of the Spanish Language.

Luis Alberto Salazar-Simpson

Born in 1940. He is Chairman of Auna Operadores de Telecomunicaciones, S.A. and Constructora Inmobiliaria Urbanizadora Vasco-Aragonesa, S.A., Joint Administrador of Auna Operadores de Telecomunicaciones, S.A. and Retevisión Móvil, S.A., a Director of Mutua Madrileña Automovilista and Saint Gobain Cristalería, S.A.

José A. Alvarez

Born in 1960. He joined the Bank in 2002. In 2004, he was appointed Executive Vice President, Financial Management.

David Arce

Born in 1943. He joined Banco Santander in 1964. In 1994, he was appointed Executive Vice President, Internal Auditing of Banco Santander and Banesto. He is also a Director of Banesto.

Ignacio Benjumea

Born in 1952. He joined Banco Santander in 1987 as General Secretary of Banco Santander de Negocios. In 1994 he was appointed General Secretary and Secretary of the Board of Banco Santander. In 1999, he was appointed Executive Vice President, Secretary General and of the Board of Banco Santander Central Hispano. He is also a Director of Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A., Sociedad Rectora de la Bolsa de Madrid, S.A. and La Unión Resinera Española, S.A.

Teodoro Bragado

Born in 1944. He joined the Bank in 1985. He was appointed Executive Vice President, Risk, in March 2003. He is also a Vice Chairman of Compañía Española de Seguros de Crédito a la Exportación (“CESCE”) and a Director of Compañía Española de Financiación del Desarrollo, S.A., Consorcio Mexicano de Aseguradores de Crédito, S.A. and Consorcio Internacional de Aseguradores de Crédito, S.A.

Juan Manuel Cendoya

Born in 1967. Former Manager of the Legal and Tax Departament of Bankinter, S.A. from 1999 to 2001. He joined the Bank on July 23, 2001 as Executive Vice President, Communications and Research.

José María Espí

Born in 1944. He joined the Bank in 1985 and, in 1988, was appointed Executive Vice President, Human Resources. In 1999 he was appointed Executive Vice President, Risk. He is also Chairman of Unión de Crédito Inmobiliario, S.A., E.F.C. and Director of Unión de Crédito Inmobiliario, S.A.

Back to Contents

Enrique G. Candelas

Born in 1953. He joined Banco Santander in 1975 and was appointed Senior Vice President in 1993. He was appointed Executive Vice President, Retail Banking in January 1999. He is also a Director of Mobipay España, S.A.

Francisco G. Roldán

Born in 1953. Former Chief Executive Officer of Grupo Argentaria, Caja Postal and Banco Hipotecario from 1996 to June 2000, and of Banesto from June 2000 until March 2002. In March 2002, he was appointed Executive Vice President, Finance, of Banco Santander Central Hispano, S.A. and in October 2004, Chief Executive Officer of Abbey National plc. He is also a Director of Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. and AC Hoteles, S.A.

Joan-David Grimà

Born in 1953. He joined Banco Central Hispanoamericano in 1993. He was appointed Executive Vice President, Industrial Portfolio in June 2001. He is also Vice Chairman and Chief Executive Officer of Auna Operadores de Telecomunicaciones, S.A, and a Director of Antena 3 de Televisión, S.A., Teka Industrial, S.A. and ACS Actividades de Construcción y Servicios, S.A.

Juan Guitard

Born in 1960. Former General Secretary of the Board of Banco Santander de Negocios (from 1994 to 1999) and Manager of the Investment Banking Department of the Bank (from 1999 to 2000). He rejoined the Bank in 2002, being appointed Executive Vice President, Vice-Secretary General of the Board.

Gonzalo de las Heras

Born in 1940. He joined the Bank in 1990. He was appointed Executive Vice President in 1991 and supervises the North American business of the Group.

Antonio H. Osorio

Born in 1964. He joined Banco Santander in 1997 and was appointed Executive Vice President, Portugal, in June 2001. He is Chairman of Banco Santander Totta and Chairman of the Executive Committee of Banco Santander de Negocios Portugal.

Adolfo Lagos

Born in 1948. Former Chief Executive Officer of Grupo Financiero Serfin since 1996. He was appointed Executive Vice President, America, in October 2002 and Executive Vice President, Global Wholesale Banking, in April 2003.

Jorge Maortua

Born in 1961. Former Executive Vice President of Banesto since 2001, he joined the Bank in 2003 as Head of Global Treasury and was appointed Executive Vice President, Global Wholesale Banking, in 2004.

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

Back to Contents

Jorge Morán

Born in 1964. He joined the Bank in 2002. He was appointed Executive Vice President, Asset Management and Insurance in 2004.

Javier Peralta

Born in 1950. He joined the Bank in 1989 and in 1993 was appointed Executive Vice President. In 2002, he was appointed Executive Vice President, Risk.

Marcial Portela

Born in 1945. He joined the Bank in 1998 as Executive Vice President in charge of operations, human resources and costs. In 1999, he was appointed Executive Vice President, America. He is also Vice Chairman of Comunitel Global, S.A. and Director of Best Global, S.A. and Unión Fenosa, S.A.

Juan R. Inciarte

Born in 1952. He joined Banco Santander in 1985 as Director and Executive Vice President of Banco Santander de Negocios. In 1989 he was appointed Executive Vice President and in 1991 Director of Banco Santander. He is also a Director of Cepsa, S.A.and Finanzauto, S.A.

José Tejón

Born in 1951. He joined the Bank in 1989. In 2002 he was appointed Executive Vice President, Financial Accounting.

Jesús Mª Zabalza

Born in 1958. Former Executive Vice President of La Caixa (from 1996 to 2002). He joined the Bank in 2002, being appointed Executive Vice President, America.

The following is a description of arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was appointed.

There are two Directors that are or represent international financial institutions that have a holding in the Bank: Assicurazioni Generali S.p.A. (represented by Mr. Antoine Bernheim), and Mutua Madrileña Automovilista (represented by Mr. Luis Rodríguez).

      B. Compensation.

      Directors’ compensation

      By-law stipulated fees

Article 38 of the Bank’s by-laws provides that the members of our board of directors (together with our Executive Vice Presidents) may receive an amount up to 5% of the Bank’s net income for any fiscal year, for performing their duties as Directors.

The Board of Directors, making use of the powers conferred on it, applied 0.169% of the Bank’s income for 2004 (as compared to 0.196% for 2003 and 0.191% for 2002), as compensation for itself.

Consequently, the gross amount received by each Director as compensation in 2004 was €71,000 (€65,000 in 2003 and 2002). Additionally, the Executive Committee members received additional compensation, the gross amount of which was €155,000 in 2004 (€141,000 in 2003 and 2002).

Finally, the members of the Audit and Compliance Committee received additional compensation in 2004, the gross amount of which was €36,000 (€32,000 in 2003 and 2002).

      Salary compensation

As provided by our by-laws, the members of the Board and of the Executive Committee are entitled to be remunerated for discharging duties within the Bank other than those duties performed in their capacity as a Director.

Back to Contents

Consequently, the Bank’s executive Directors (who as of December 31, 2004, 2003 and 2002 are Mr. Emilio Botín, Mr. Alfredo Sáenz, Mr. Matías R. Inciarte, Ms. Ana P. Botín, and Mr. Francisco Luzón) received the following salary compensation:

	Thousands of Euros

	2004	2003	2002

Total aggregate salary compensation	16,179	14,784	13,438
Of which: Variable compensation	9,395	8,373	7,103

Back to Contents

The remuneration and other compensation granted to the Directors in 2004 is as follows:

	Thousands of Euros

	2004										2003	2002

	Bylaw-Stipulated Fees			Attendance Fees		Salary Compensation to Executive Directors
Directors	Board	Executive Committee	Audit Committe	Board	Other Fees	Fixed	Variable	Total	Other Compensation	Total	Total	Total

Emilio Botín	71	155	—	23	4	1,022	1,473	2,495	1	2,749	2,591	2,477
Fernando de Asúa Álvarez	71	155	36	23	122	—	—	—	—	407	378	693
Alfredo Sáenz	71	155	—	23	3	2,575	3,101	5,676	324	6,252	5,756	4,848
Matías R. Inciarte	71	155	—	23	104	1,300	1,748	3,048	144	3,545	3,456	3,241
Manuel Soto	71	—	36	21	22	—	—	—	—	150	136	131
Assicurazioni Generali, Spa.	71	—	—	5	—	—	—	—	—	76	73	68
Antonio Basagoiti	71	68	—	23	88	—	—	—	29	279	207	178
Ana Patricia Botín	71	155	—	23	2	850	1,150	2,000	1	2,252	1,980	1,646
Emilio Botín O.	71	—	—	21	2	—	—	—	—	94	85	102
Javier Botín	31	—	—	11	—	—	—	—	—	42	—	—
Lord Burns	2	—	—	2	—	—	—	—	—	4	—	—
Guillermo de la Dehesa	71	155	—	23	9	—	—	—	—	258	233	120
Rodrigo Echenique	71	155	36	23	109	—	—	—	719	1,113	992	1,027
Antonio Escámez	71	155	—	23	100	—	—	—	739	1,088	1,192	1,109
Francisco Luzón	71	155	—	23	2	1,037	1,923	2,960	327	3,538	3,202	2,873
Elías Masaveu (†)	71	—	—	6	4	—	—	—	—	81	85	87
Abel Matutes	71	—	36	23	14	—	—	—	—	144	130	65
Mutua Madrileña Automovilista	49	—	—	13	—	—	—	—	—	62	—	—
Luis Alberto Salazar-Simpson	71	—	36	21	15	—	—	—	—	143	129	124

Jaime Botín (*)	40	—	—	8	—	—	—	—	—	48	78	88
Juan Abelló (*)	68	—	34	13	6	—	—	—	—	121	126	63
José Manuel Arburúa (*)	22	—	—	6	91	—	—	—	1	120	181	176
Sir George Ross Mathewson (*)	62	—	—	7	—	—	—	—	—	69	81	78
Antonio de Sommer (*)	25	—	—	—	—	—	—	—	—	25	67	65
Other directors (1)	—	—	—	—	—	—	—	—	—	—	—	292
Total 2004	1,435	1,463	214	387	697	6,784	9,395	16,179	2,285	22,660	—	—
Total 2003	1,365	1,269	192	349	679	6,411	8,373	14,784	2,520	—	21,158	—
Total 2002	1,272	1,173	177	210	747	6,335	7,103	13,438	2,534	—	—	19,551

(*)	Directors who served on the Board of Directors for part of 2004 but who resigned prior to December 31, 2004.

(‡)	Directors who served on the Board of Directors for part of 2002 but who resigned prior to December 31, 2002. €289 thousand of the total amount relates to Mr. Ángel Corcóstegui Guraya.

(†)	Died on May 22, 2005.

Back to Contents

Compensation to the Board Members as representatives of the Bank and to Senior Management

Representation on other boards

By resolution of the Executive Committee, all the compensation received by the Bank’s Directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake (at the expense of those companies) relating to appointments made after March 18, 2002, will accrue to the Group. The compensation received in 2004 in connection with representation duties of this kind, relating to appointments made after March 18, 2002, was as follows:

		Thousands
	Company	of Euros

Emilio Botín	Royal Bank of Scotland	31.5
Emilio Botín	Shinsei Bank	77.0
Fernando de Asúa	Cepsa	140.6

		249.1

Additionally, other Directors received a total amount of €84,100 during 2004 for sitting on the boards of companies belonging to the Group.

Senior management

Additionally, below are the details of the aggregate compensation paid to the Bank’s Executive Officers (*) in 2004, 2003 and 2002:

		Thousands of Euros

	Number	Salary Compensation
	of				Other
Year	People	Fixed	Variable	Total	Compensation	Total

2002	19	10,215	12,437	22,652	3,945	26,597
2003	20	12,924	16,664	29,588	4,703	34,291
2004	23	15,156	24,399	39,555	1,727	41,282

(*)	Excluding executive Directors’ compensation, which is detailed above.

Pension commitments, other insurance and other items

The total balance of supplementary pension obligations assumed by the Group over the years for its current and retired employees, which amounted to €19,109 million (covered mostly by in-house allowances) as of December 31, 2004, includes the obligations to those who have been Directors of the Bank during the year and who discharge (or have discharged) executive functions during the year. The total pension commitments for these Directors, together with the total sum insured under life insurance policies at that date and other items, amounted to €178 million as of December 31, 2004 (€162 million as of December 31, 2003 and €256 million as of December 31, 2002, of which €108 million related to the settlement of the pension rights referred to below).

Back to Contents

The following table provides information on the obligations undertaken and covered by the Group relating to pension commitments and other insurance for the Bank’s executive Directors:

	Thousands of euros

	2004		2003		2002

	Total Accrued		Total Accrued		Total Accrued
	Pension	Other	Pension	Other	Pension	Other
	Obligations	Insurance	Obligations	Insurance	Obligations	Insurance

Emilio Botín	10,700	—	10,028	—	9,420	—
Alfredo Sáenz	46,061	7,724	52,807	7,573	55,138	3,877
Matías R. Inciarte	27,752	3,900	27,442	3,900	25,522	3,823
Ana P. Botín	9,742	1,258	7,736	1,258	6,656	1,258
Francisco Luzón	35,703	6,224	19,448	4,886	18,452	4,698

Total	129,958	19,106	117,461	17,617	115,188	13,656

Additionally, other Directors benefit from life insurance policies at the Group’s expense, the related insured sum being €3 million as of December 31, 2004, 2003 and 2002.

In addition, the total pension commitments, together with the total sum insured under life insurance policies for the Bank’s Executive Officers (excluding executive Directors), amounted to €159 million as of December 31, 2004.

Pension settlement

Following the decision of Mr. Ángel Corcóstegui to resign, for personal reasons, in February 2002 from his position as First Vice Chairman of the Bank and Director (which entailed his corresponding resignation as Chief Executive Officer of the Bank and as member of the various Board Committees on which he sat), and in settlement for the pension commitments to him, the Bank paid on his resignation a gross amount of €108 million for his pension rights. This amount had been fully provided for as of that date. Upon payment, a withholding of 48% was made, and the amount withheld was paid into the Spanish Treasury. Accordingly, the net amount paid to Mr. Corcóstegui in this connection was €56 million. For more information, see “Legal Proceedings”.

Stock option plan

Our by-laws provide that Directors may also receive compensation in the form of shares of the Bank or options over the shares, or other remuneration linked to the share value following a resolution adopted by the shareholders at the General Shareholders’ Meeting (conducted in accordance with our by-laws and applicable Spanish legislation).

The details of the Bank’s stock options granted to the Board members as of December 31, 2004, are as follows:

			Options Granted		Exercised Options

	Options at 01/01/04	Average Exercise Price	Number	Exercise Price	Number	Exercise Price	Market Price Applied	Options at December 31, 2004	Average Exercise Price	Date of Commence - ment of Exercise Period	Date of Expiration of Exercise Period

Managers Plan 2000:
Emilio Botín	150,000	10.545	—	—	—	—	—	150,000	10.545	12/30/03	12/29/05
Alfredo Sáenz	100,000	10.545	—	—	—	—	—	100,000	10.545	12/30/03	12/29/05
Matías R. Inciarte	125,000	10.545	—	—	—	—	—	125,000	10.545	12/30/03	12/29/05
Antonio Escámez	100,000	10.545	—	—	—	—	—	100,000	10.545	12/30/03	12/29/05
Francisco Luzón	100,000	10.545	—	—	—	—	—	100,000	10.545	12/30/03	12/29/05

	575,000	10.545	—	—	—	—	—	575,000	10.545

Long-term ncentive plan (I-06):
Emilio Botín	—	—	541,400	9.07	—	—	—	541,400	9.07	01/15/08	01/15/09
Alfredo Sáenz	—	—	1,209,100	9.07	—	—	—	1,209,100	9.07	01/15/08	01/15/09
Matías R. Inciarte	—	—	665,200	9.07	—	—	—	665,200	9.07	01/15/08	01/15/09
Francisco Luzón	—	—	639,400	9.07	—	—	—	639,400	9.07	01/15/08	01/15/09

	—	—	3,055,100	9.07	—	—	—	3,055,100	9.07

The rights belonging to Ana P. Botín as beneficiary of the plan I-06 will be the ones that, by proposal of the Board of Directors of Banesto, the shareholders consent to at the Shareholders’ Meeting.

Back to Contents

Description of Stock Option and Compensation Plans

In recent years, the Bank has put in place compensation systems for its managers and employees linked to the market performance of the Bank’s shares based on the achievement of certain objectives. Below is a summary of the different stock option and compensation plans in effect as of January 1, 2004:

     Plan Four

Five of our officers participate in an option plan known as “Plan Four”. Each option received under this plan grants its holder the right to receive one share of Banco Santander Central Hispano ordinary common stock, par value €0.50. The exercise price of the shares subject to this plan is €7.84, and plan participants may exercise these options until December 30, 2005. Plan participants must hold the shares acquired through this plan for a period of twelve months following the date of exercise of the options. During 2004, 36,000 options were exercised and as of December 31, 2004, the balance of outstanding options under this plan was 228,000.

     Managers Plan 1999

As of January 1, 2004, 243 of our officers participated in an option plan known as the “Managers Plan 1999”. Each option received under this plan granted its holder the right to receive one share of Banco Santander Central Hispano ordinary common stock, par value €0.50. The exercise price of the shares subject to this plan was €2.29, and plan participants could exercise these options from December 31, 2001 until December 30, 2004. Plan participants must hold the shares acquired through this plan for a period of twelve months following the date of exercise of the options. During 2004, 1,139,488 options were exercised.

     Additional Managers Plan 1999

As of January 1, 2004, 14 of our officers participated in an option plan known as the “Additional Managers Plan 1999”. Each option received under this plan granted its holder the right to receive one share of Banco Santander Central Hispano ordinary common stock, par value €0.50. The exercise price of the shares subject to this plan was €2.41, and plan participants could exercise these options from April 1, 2002 until December 30, 2004. Plan participants must hold the shares acquired through this plan for a period of nine months following the date of exercise of the options. During 2004, 55,668 options were exercised.

     Investment Banking Plan

56 of our officers from the Global Wholesale Banking Division participate in an equity incentive plan known as the “Investment Banking Plan”. The number of options received by plan participants under this plan is based on the extent to which certain business objectives are achieved. Each option received under this plan grants its holder the right to receive one share of Banco Santander Central Hispano ordinary common stock, par value €0.50. The exercise price of the shares subject to this plan is €10.25, and plan participants may exercise the first 50% of the options granted from June 16, 2003, and the remaining 50% from June 16, 2004. The exercise period ended in both cases on June 15, 2005. During 2004, no options were exercised and as of December 31, 2004, the balance of outstanding options under this plan was 4,503,750.

     Young Executives Plan

111 of our officers participate in an option plan known as the “Young Executives Plan”. Each option received under this plan grants its holder the right to receive one share of Banco Santander Central Hispano ordinary common stock, par value €0.50. The exercise price of the shares subject to this plan is €2.29, and plan participants may have exercized the first 50% of the options granted from July 1, 2003 until June 30, 2005 and the remaining 50% from July 1, 2004 until June 30, 2005. Plan participants must hold the shares acquired through this plan for a period of twelve months following the date of exercise of the options. During 2004, 562,250 options were exercised and as of December 31, 2004, the balance of outstanding options under this plan was 364,000.

Back to Contents

     Managers Plan 2000

970 of our officers participate in an option plan known as the “Managers Plan 2000”. Each option received under this plan grants its holder the right to receive one share of Banco Santander Central Hispano ordinary common stock, par value €0.50. The exercise price of the options subject to this plan is €10.55, and plan participants may exercise these options from December 30, 2003 until December 29, 2005. Plan participants must hold the shares acquired through this plan for a period of twelve months following the date of exercise of the options. As of December 31, 2004, the balance of outstanding options under this plan was 13,341,000.

     European Branches Plan

27 of our officers participate in an incentive plan known as the “European Branches Plan”. Subject to the achievement of certain objectives, the beneficiaries of this plan will receive a payment in cash or in shares of Banco Santander Central Hispano. For purposes of the calculation of the number of shares to be delivered, the share price is calculated at the average quoted price of the month previous to the incorporation to the branch and plan participants could exercise 1,615,000 of the options granted from July 1, 2004 until July 15, 2004, and may exercise the remaining options granted from July 1, 2005 until July 15, 2005. During 2004, 140,000 options were exercised and as of December 31, 2004, the balance of outstanding shares to be delivered under this plan was 2,690,000.

Back to Contents

Stock Option and Compensation Plans

	Number of Shares	Euros		Year Granted	Qualifying Group	Number of People	Date of Commencement of Exercise Period	Date of Expiration of Exercise Period

		Exercise Price

Plans in force at January 1, 2002	36,025,123	8.64

Options granted	2,895,000	9.41
Of which:
European branches plan	2,895,000	9.41

Options exercised	(4,637,240)	4.15
Of which:
Plan Four	(1,558,100)	7.84
Managers Plan 1999	(3,000,700)	2.29
Additional Managers Plan 1999	(78,440)	2.41

Options canceled or not exercised	(6,974,580)	—

Plans in force at December 31, 2002	27,308,303	9.32

Options granted	1,410,000	6.55
Of which:
European branches plan	1,410,000	6.55

Options exercised	(965,087)	2.29
Of which:
Managers Plan 99	(678,325)	2.29
Young Executives Plan	(262,250)	2.29
Additional Managers Plan 99	(24,512)	2.41

Options canceled or not exercised	(2,013,250)	—

Plans in force at December 31, 2003	25,739,966	9.38

Options exercised	(1,933,406)	(2.83)
Of which:
Plan Four	(36,000)	7.84
Managers Plan 99	(1,139,488)	2.29
Additional Managers Plan 99	(55,668)	2.41
Young Executives Plan	(562,250)	2.29
European branches plan	(140,000)	8.23

Options canceled or not exercised	(2,679,810)	—

Plans in force at December 31, 2004	21,126,750	9.94

Of which:
Plan Four	228,000	7.84		1998	Managers	5	01/09/03	12/30/05
Investment Bank Plan	4,503,750	10.25		2000	Managers	56	06/16/03	06/15/05
Young Executives Plan	364,000	2.29		2000	Managers	111	07/01/03	06/30/05
Managers Plan 2000	13,341,000	10.55		2000	Managers	970	12/30/03	12/29/05
European branches plan	2,690,000	7.60	(*)	2002 and 2003	Managers	27	07/01/05	07/15/05

(*)    The average exercise price ranges from €5.65 to €10.15 per share.

Back to Contents

The option plans on shares of the Bank originally granted by management of Abbey to its employees (on Abbey shares) are as follows:

Plans in Force at December 31, 2004	Number of Shares	Average Exercise Price		Qualifying Group	Date of Commencement of Exercise Period	Date of Expiration of Exercise Period

		Pounds	Euros (*)

Executive options	358,844	4.16	5.90	Managers	03/25/99	04/04/14
Employee options	56,550	5.90	8.37	Employees	09/09/99	09/08/06
Sharesave	17,260,173	3.56	5.05	Employees	04/01/04	10/01/11

	17,675,567	3.58	5.08

(*)    The euro/pound sterling exchange rate was €1.4183 per pound as of December 31, 2004.

Lastly, on December 20, 2004, the Board of Directors decided to implement, pursuant to the approval of shareholders at our General Shareholders’ Meeting held on June 18, 2005, a new long-term incentive plan (I-06) in the form of stock options tied to the achievement of two objectives: a revaluation of the Bank’s share price and growth in earnings per share, in both cases above a sample of comparable banks. 2,750 officers are covered by this plan with a total of up to 103,050,000 options of Bank shares already granted at an exercise price of €9.07. The exercise period is from January 15, 2008 to January 15, 2009.

C. Board practices.

Date of expiration of the current term of office of the directors and the period during which the directors have served in that office:

The period during which the Directors have served in their office is shown in the table under Section A of this Item 6.

The date of expiration of the current term of office is shown in the table below:

Name	Date of expiration

Emilio Botín	1st half 2008
Fernando de Asúa	1st half 2007
Alfredo Sáenz	1st half 2006
Matías R. Inciarte	1st half 2008
Manuel Soto	1st half 2008
Assicurazioni Generali, S.p.A	1st half 2007
Antonio Basagoiti	1st half 2007
Ana P. Botín	1st half 2006
Emilio Botín O	1st half 2006
Javier Botín	1st half 2008
Lord Burns	1st half 2006
Guillermo de la Dehesa	1st half 2008
Rodrigo Echenique	1st half 2006
Antonio Escámez	1st half 2007
Francisco Luzón	1st half 2007
Abel Matutes	1st half 2008
Mutua Madrileña Automovilista	1st half 2007
Luis Ángel Rojo	1st half 2008
Luis Alberto Salazar-Simpson	1st half 2007

The terms and conditions of the contracts which, following a report from the Appointments and Remuneration Committee and approval by the Board, have been entered into by the Bank with its executive Directors Alfredo Sáenz, Matías R. Inciarte, Ana P. Botín and Francisco Luzón, can be summarized (notwithstanding certain specific provisions for each of the Directors in question) as follows:

Back to Contents

(i) Exclusivity and non-competition

Executive Directors may not enter into other service contracts with other companies or institutions, unless prior authorization is obtained from the Board of Directors, an obligation of non-competition being established with respect to companies and activities of a nature similar to that of the Bank and its consolidated Group.

(ii) Code of Conduct

Mention is made of the obligation to strictly observe the provisions of the Grupo Santander’s General Code and Code of Conduct in Securities Markets, specifically with respect to rules of confidentiality, professional ethics and conflict of interests.

(iii) Remuneration

The remuneration for undertaking their executive responsibilities consists basically of a fixed amount, to be reviewed yearly, and a variable amount in terms of the criteria established by the Bank from time to time.

In addition, executive Directors are entitled to receive a pension supplement in the event of early retirement or retirement, which may be externalized by the Bank. The Bank may request executive Directors to take early retire, provided they have reached the age of 50 and have served more than 10 years in the Bank and/or other Group companies, although the Bank may order an extension of their professional duties for 6 months in order to arrange for another Director to take over their responsibilities. Likewise, executive Directors may to take early retirement at their own request if they are over 55 and have served the Bank and/or other Group companies for 10 years. In any event, any decision regarding retirement or early retirement should be presented with 60 days’ notice.

The right to a pension supplement is also applicable (with certain differences between some contracts and others) if the Director’s services are terminated due to the coincidence of different objective circumstances such as those affecting the functional and organic status of the executive Director.

Pension rights are also recognized in favor of the spouse (widow) and children (orphans) in cases of death and permanent disability of the executive Director.

Generally, the amount of such pension supplement consists of the amount necessary to reach an annual gross amount equivalent to 100% of the fixed salary received by the Director in question at the time when he or she actually ceased working, plus 30% of the average of the last three variable remuneration amounts received. In certain cases, if the early retirement occurs at the request of the Director, the amount resulting after applying the above criterion would be reduced by percentages ranging from 20% to 4% in terms of the Director’s age on early retirement.

Receipt of pension supplements will be incompatible with the rendering of services to competitors of the Bank or its Group, unless the Bank’s express authorization is received.

Remuneration for undertaking executive responsibilities is compatible with the receipt of amounts specified by the By-laws (participation in earnings) and an attendance fees applicable to them merely in their capacity as members of the Board of Directors, as expressly established by the By-laws and the Regulations of the Bank’s Board of Directors.

(iv) Termination

The duration of such contracts is indefinite. However, if a contract is terminated owing to breach of an executive Director’s responsibilities or of his or her own free will, he or she will not be entitled to any financial compensation.

Whenever termination is attributable to the Bank or due to objective circumstances, the Director will be entitled to receive the following items of remuneration: a) the pension supplements which in each case are recognized in his or her favor on changing to early retired or retired status; or b) in certain cases, indemnities which, for an amount up to 5 years’ fixed annual salary, are established in his or her contract depending on the date on which termination occurs.

Back to Contents

(v) Insurance

The Bank provides life and accident insurance to its executive Directors, with coverage varying in each case depending on the policy established by the Bank for its senior management, as well as health insurance consisting of reimbursement.

(vi) Confidentiality and return of documents

A strict confidentiality obligation is established throughout the duration of the Director’s relationship with the Bank and also following termination of such relationship, consisting of the obligation to return to the Bank all documents and objects in possession of the executive Director relating to his or her activity.

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

Independence of the Directors on the Board of Directors

Under the NYSE corporate governance rules, a majority of the Board of Directors must be composed of independent directors, the independence of whom is determined in accordance with highly detailed rules promulgated by the NYSE. Spanish law does not contain any such requirements. The Board of Directors of Banco Santander Central Hispano has six independent directors (out of nineteen Directors total), as defined in Article 5 of the Regulations of the Board of Directors. We have not determined whether or not the directors on the Banco Santander Central Hispano Board would be considered independent under the NYSE rules. Article 5 of the Regulations of the Board of Directors defines the concept of an independent director as follows:

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

The Audit and Compliance Committee of the Board of Directors of Banco Santander Central Hispano is composed of six Directors, five of whom are independent in accordance with the standards set forth in the previously mentioned Article 5 of the Regulations of the Board. These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. Under Spanish law, a majority of the members and the chairman of the audit committee must be non-executive. All members of our Audit and Compliance Committee are non-executive Directors and its Chairman is independent in accordance with the standards set forth by the Regulations of the Board. The composition of the Audit and Compliance Committee is described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit and Compliance Committee and Appointments and Remuneration Committee”.

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

Back to Contents

Separate Meetings for Non-Management Directors

In accordance with the NYSE corporate governance rules, non-management directors must meet periodically outside of the presence of management. Under Spanish law, this practice is not contemplated and as such, the non-management Directors on the Board of Directors of Banco Santander Central Hispano do not meet outside of the presence of the Directors who also serve in a management capacity.

Code of Ethics

Under the NYSE corporate governance rules, all U.S. companies listed on the NYSE must adopt a Code of Business Conduct and Ethics which contains certain required topics. In March 2000, Banco Santander Central Hispano adopted a “General Code of Conduct”, which applies to all members of the boards of the companies of the Group, to all employees subject to the Code of Conduct in the Securities Market, including the Bank’s Chairman, Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, and to all those employees designated by the Human Resources Division that have been specifically informed of their subjection to this General Code of Conduct. On July 28, 2003, the Board approved amendments to the General Code of Conduct to conform it to the requirements of Law 44/2002 (November 2, 2002) on reform measures of the financial system (see above ‘‘Recent Legislation’ 6; ). The new Code entered into force on August 1, 2003 and replaced the previous one. The General Code of Conduct establishes the principles that guide the actions of officers and Directors including ethical conduct, professional standards and confidentiality. It also establishes the limitations and defines the conflicts of interests arising from their status as senior executives or Directors.

As of December 31, 2004, no waivers with respect to the General Code of Conduct had been applied for or granted.

In addition, the Group abides by a Code of Conduct in the Securities Market, which was also updated on July 28, 2003. This code establishes standards and obligations in relation to securities trading, conflicts of interest and the treatment of price sensitive information.

Both Codes are available to the public on our website, which does not form part of this annual report on Form 20-F, at www.gruposantander.com under the heading “Corporate Governance – Internal Code of Conduct”.

Audit and Compliance Committee and Appointments and Remuneration Committee

An Audit and Compliance Committee and an Appointments and Remuneration Committee operate as part of the Board of Directors. The Audit and Compliance Committee consists exclusively of 6 external Directors (5 of whom are independent in accordance with the principles set forth in Article 5 of the Regulations of the Board). The Appointments and Remuneration Committee consists of 5 external Directors (4 of whom are independent in accordance with the principles set forth in Article 5 of the Regulations of the Board). These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE.

The Audit and Compliance Committee:

The Audit and Compliance Committee was created to provide support and specialization in the tasks of controlling and reviewing the accounts and compliance. Its mission, which has been defined and approved by the Board, is established in the by-laws and in the Regulations of the Board. Only non-executive Directors can be members of this Committee with independent Directors (as defined in the Regulations of the Board) having a majority representation. Its Chairman must always be an independent Director (as defined in the Regulations of the Board) and someone who has the necessary knowledge and experience of accounting techniques and principles. Currently, the Chairman of the Audit and Compliance Committee is Mr. Manuel Soto, the Fourth Vice-Chairman of the Board of Directors.

Back to Contents

Functions of the Audit and Compliance Committee:

•	Have its Chairman and/or Secretary report to the General Shareholders’ Meeting with respect to matters raised therein by shareholders regarding its powers.

•	Propose the appointment of the Auditor, as well as the conditions in which such Auditor will be hired, the scope of its professional duties and, if applicable, the revocation or non-renewal of its appointment.

•	Review the accounts of the Bank and the Group, monitor compliance with legal requirements and the proper application of generally accepted accounting principles, and report on the proposals for alterations to the accounting principles and standards suggested by management.

•	Supervise the internal audit services.

•	Know the process for gathering financial information and the internal control systems.

•	Serve as a channel of communication between the Board and the Auditor, assess the results of each audit and the response of the management team to its recommendations, and act as a mediator in the event of disagreement between the Board and the Auditor regarding the principles and standards to be applied in the preparation of the financial statements. Specifically, it shall endeavor to ensure that the statements ultimately drawn up by the Board are submitted to the General Shareholders’ Meeting without any qualifications or reservations in the Auditor’s report.

•	Supervise the fulfillment of the audit contract, endeavoring to ensure that the opinion on the annual financial statements and the main contents of the Auditor’s report are set forth in a clear and accurate fashion.

•	Watch over the independence of the Auditor, by taking notice of those circumstances or issues that might risk such independence and any others related to the development of the auditing procedure, as well as receive information and maintain such communication with the Auditor as is provided for in legislation regarding the auditing of financial statements and in technical auditing regulations. And, specifically, verify the percentage represented by the fees paid for any and all reasons of the total income of the audit firm, and the length of service of the partner who leads the audit team in the provision of such services to the Company. The annual report registered before the Mercantile Register shall set forth the fees paid to the audit firm, including information relating to fees paid for professional services other than audit work.

•	Review, before dissemination thereof, all periodical financial information which, in addition to the annual information, is provided to the markets and the supervising authorities thereof, and supervise that such information is prepared in accordance with the same principles and practices applicable to the annual financial statements.

•	Supervise the observance of the Code of Conduct of the Group in the Securities Markets, the Manuals and procedures for the prevention of money laundering and, in general, the rules of governance and compliance in effect in the Company, and make such proposals as are deemed necessary for the improvement thereof. In particular, the Committee shall have the duty to receive information and, if applicable, issue a report on disciplinary penalties to be imposed upon members of the Senior Management.

•	Review compliance with such courses of action and measures as result from the reports issued or the inspection proceedings carried out by the administrative authorities having functions of supervision and control.

•	Know and, if applicable, respond to the initiatives, suggestions or complaints put forward or raised by the shareholders regarding the area of authority of this Committee and which are submitted to it by the Office of the General Secretary of the Company.

•	Report on any proposed amendments to the Regulations of the Board prior to the approval thereof by the Board of Directors.

Back to Contents

The Audit and Compliance Committee has issued a report which was distributed together with the Group’s 2004 Annual Report and which comprised a detailed account of the following points:

•	Composition, function and procedures of the Committee.

•	Activity during 2004, grouped according to the different basic functions of the Committee:

	—	Financial Information
	—	The Auditor
	—	Internal Group control systems
	—	Internal Auditing
	—	Compliance and Prevention of Money-Laundering
	—	Corporate Governance
	—	Measures proposed by the Supervisory Authorities
	—	Information provided to the Board and to the shareholders at the General Shareholders Meeting, and evaluation of efficiency and compliance with the rules and procedures of governance of the Bank.

•	Evaluation by the Committee of the fulfilment of its duties in 2004.

The Group’s 2004 Audit and Compliance Committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.gruposantander.com under the heading “Information for Shareholders and Investors – Corporate Governance – Commitees Report”.

The following are the current members of the Audit and Compliance Committee:

Name	Position
Manuel Soto	Chairman
Fernando de Asúa	Member
Rodrigo Echenique	Member
Abel Matutes	Member
Luis Angel Rojo	Member
Luis Alberto Salazar-Simpson	Member

Ignacio Benjumea also acts as Secretary to the Audit and Compliance Committee but is classified as a non-member.

The Appointments and Remuneration Committee:

The Regulations of the Board state that the members of this Committee must all be non-executive Directors with independent Directors (as defined in the Regulations of the Board) having a majority representation and an independent Director as Chairman (as defined in the Regulations of the Board).

Currently, the Chairman of the Appointments and Remuneration Committee is Fernando de Asúa, the First Vice Chairman of the Board of Directors.

Functions of the Appointments and Remuneration Committee

•	Establish and review the standards to be followed in order to determine the composition of the Board and select those persons who will be proposed to serve as Directors.

•	Prepare, by following standards of objectiveness and conformance to the corporate interests, the proposals for appointment, re-election and ratification of Directors provided for in Article 19, section 2 of the Regulations of the Board, as well as the proposals for appointment of the members of each of the Committees of the Board of Directors.

•	Propose to the Board the form and amount of, and the procedures relating to, the annual compensation of the Directors – both for their performance as such and for their performance in the Bank of duties other than those of a Director – and of the Executive Vice Presidents, and periodically review the compensation programs, assessing the appropriateness and yield thereof and endeavoring to ensure that the compensation of Directors shall conform to standards of moderation and correspondence to the earnings of the Bank.

•	Watch over the transparency of such compensation and the inclusion in the annual report registered before the Mercantile Register and in the annual corporate governance report of information regarding the compensation of Directors and, for such purposes, submit to the Board any and all information that may be appropriate.

•	Watch over compliance by the Directors with the duties prescribed in Article 27 of the Regulations of the Board, prepare the reports provided for therein and receive information, and, if applicable, prepare a report on the measures to be adopted with respect to the Directors in the event of non-compliance with the above- mentioned duties or with the Code of Conduct of the Group in the Securities Markets.

Back to Contents

The Appointments and Remuneration Committee issued a report which was distributed together with the Group’s 2004 Annual Report and which comprised a detailed account of the following points:

•	Composition
•	Functions
•	Activity during 2004, grouped according to the different functions of the Committee

	—	Appointments and resignations of Directors
	—	Remuneration
	—	Compliance and obligations of the Directors

The Group’s 2004 Appointments and Remuneration Committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.gruposantander.com under the heading “Information for Shareholders and Investors – Corporate Governance – Commitees Report”.

The following are the members of the Appointments and Remuneration Committee:

Name	Position
Fernando de Asúa	Chairman
Manuel Soto	Member
Guillermo de la Dehesa	Member
Rodrigo Echenique	Member
Luis Angel Rojo	Member

Ignacio Benjumea also acts as Secretary to the Appointments and Remuneration Committee but is classified as a non-member.

     D. Employees.

At December 31, 2004, we had 126,488 employees (103,038 employees in 2003 and 104,178 in 2002) of which 33,353 were employed in Spain (34,956 in 2003 and 35,887 in 2002) and 93,135 were employed outside Spain (68,082 in 2003 and 68,291 in 2002), of which 24,361 were from Abbey. The terms and conditions of employment in the private sector banks in Spain are negotiated on an industry-wide basis with the trade unions. This process has historically produced collective agreements binding upon all the private banks and their employees. A new agreement was signed on May 11, 2005 and expires on December 31, 2006.

Back to Contents

The table below shows our employees by geographic area:

	Number of employees

	2004	2003	2002

SPAIN	33,353	34,956	35,887

LATIN AMERICA	57.135	57,048	56,670
Argentina	5,789	5,342	4,940
Bolivia	323	319	333
Brazil	20,903	21,841	20,691
Chile	9,085	8,970	9,701
Colombia	1,729	1,808	2,049
Mexico	12,525	11,852	11,376
Paraguay	—	—	62
Peru	521	472	461
Puerto Rico	1,622	1,621	1,572
Uruguay	250	250	291
Venezuela	4,388	4,573	5,194

EUROPE	10,914	10,287	10,943
Czech Republic	275	229	—
Germany	1,824	2,081	2,753
Belgium	58	59	71
France	28	30	39
Hungary	72	67
Ireland	8	7	11
Italy	622	511	480
Norway	496	—	—
Poland	801	50	—
Portugal	6,438	7,035	7,340
Switzerland	173	149	165
The Netherlands	57	—	—
United Kingdom (excluding Abbey, see below)	62	69	84

USA	623	653	535

ASIA	10	11	59
Philippines	—	—	48
Hong Kong	6	5	5
Japan	4	6	6

OTHERS	92	83	84
Bahamas	70	64	64
Others	22	19	20

Subtotal	102,127	103,038	104,178

Abbey National plc	24,361	—	—

Total	126,488	103,038	104,178

As of December 31, 2004, we had 2,739 temporary employees (2,172 at December 31, 2003 and 1,622 at December 31, 2002).

Back to Contents

     E. Share ownership.

As of June 15, 2005, the direct, indirect and represented holdings of our current directors were as follows:

	Direct	Indirect stake		% of
Directors	Stake	and represented	Total shares	Capital stock

Emilio Botín (1)	1,488,712	98,609,696	100,098,408	2.028
Fernando de Asúa	24,488	22,400	46,888	0.001
Alfredo Sáenz	336,125	1,290,962	1,627,087	0.026
Matías R. Inciarte	540,947	120,944	661,891	0.011
Manuel Soto	—	200,000	200,000	0.003
Assicurazioni Generali S.p.A	12,276,056	38,835,343	51,111,399	0.817
Antonio Basagoiti	512,000	—	512,000	0.008
Ana P. Botín (1)	4,977,323	4,024,646	9,001,969	0.001
Emilio Botín O. (1)	9,041,480	1,567,724	10,609,204	0.025
Javier Botín (1)	8,793,481	2,000,000	10,793,481	0.032
Lord Burns (Terence)	27,101	—	27,101	0.000
Guillermo de la Dehesa	100	—	100	0.000
Rodrigo Echenique	651,598	7,344	658,942	0.011
Antonio Escámez	556,899	—	556,899	0.009
Francisco Luzón	1,214,883	723	1,215,606	0.019
Abel Matutes	52,788	86,150	138,938	0.002
Mutua Madrileña Automovilista	65,068,029	—	65,068,029	1.040
Luis Angel Rojo	1	—	1	0.000
Luis Alberto Salazar-Simpson	32,865	4,464	37,329	0.001

	105,594,876	146,770,396	252,365,272	4.035

(1)

Emilio Botín has voting rights of 76,514,628 shares owned by Marcelino Botín Foundation (1.22% of share capital), of 8,096,742 shares the ownership of which corresponds to Jaime Botín, of 8,916,751 shares the ownership of which corresponds to Ana P. Botín, of 9,036,292 shares the ownership of which corresponds to Emilio Botín O., and of 8,793,481 shares the ownership of which corresponds to Javier Botín. Therefore, the table contains the number of shares of direct and indirect participation of each of the last three cited above who are Directors of the Board. However, under the column of percentage over the share capital, the participation of these three Directors is accounted together with the shares owned by Emilio Botín or for which he has proxy rights.

The options granted to the Bank´s Directors, managers and employees are described in the table under “Section B. Compensation” above.

Banco Santander Central Hispano’s capital is comprised of only one class of shares, all of which are ordinary and have the same rights.

As of June 15, 2005 our current Executive Officers (not Directors) referred to above under Section A of this Item 6 as a group beneficially owned, directly or indirectly, 2,523,727 ordinary shares, or 0.04% of our issued and outstanding share capital as of that date. Together with the options granted, no individual executive officer beneficially owns, directly or indirectly, one percent or more of the outstanding share capital as of that date.

Item 7. Major Shareholders and Related Party Transactions

     A. Major shareholders.

As of December 31, 2004, to our knowledge no person beneficially owned, directly or indirectly, 5% or more of our shares.

At December 31, 2004 a total of 520,145,919 shares, or 8.32% of our share capital, were held by 794 registered holders with registered addresses in the United States and Puerto Rico, including JPMorgan Chase, as depositary of our American Depositary Share Program. These shares were held by 654 record holders. Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders. Our directors and executive officers did not own any ADRs as of December 31, 2004.

Back to Contents

To our knowledge, we are not controlled directly or indirectly, by any other corporation, government or any other natural or legal person. We do not know of any arrangements which would result in a change of our control.

     B. Related party transactions.

Loans made to members of our Board of Directors and to our Executive Officers

Our direct or indirect risk exposure to the Bank’s Directors as of December 31, 2004, amounted to €10.8 million (€10.1 and €14.4 million as of December 31, 2003 and 2002, respectively) of loans and credits to such directors and €0.2 million (€0.4 and €1.2 million as of December 31, 2003 and 2002, respectively) of guarantees provided to them. These loans and credits and guarantees were granted at market rates in all cases.

The detail by director as of December 31, 2004, is as follows:

	Thousands of Euros

	Loans and
	Credits	Guarantees	Total

Emilio Botín	2,768	—	2,768
Antonio Basagoiti	211	1	212
Ana P. Botín	26	—	26
Javier Botín	336	—	336
Rodrigo Echenique	95	121	216
Antonio Escámez	273	—	273
Francisco Luzón	1,169	—	1,169
Abel Matutes	5,861	—	5,861
Mutua Madrileña Automovilista	6	47	53
Luis Alberto Salazar-Simpson	36	—	36

	10,781	169	10,950

Additionally, the total amount of loans and credits and guarantees made by us to our Executive Officers who are not Directors, as of December 31, 2004, amounted to €6.8 million.

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

Back to Contents

As of December 31, 2004, an aggregate of €1,579.5 million in loans and credits to non-consolidable and associated companies was outstanding (€1,445.5 and €1,364.5 million as of December 31, 2003 and 2002, respectively). These loans and credits represented 0.5% of our total net loans and credits and 4.9% of our total stockholders´ equity at December 31, 2004 (0.8% and 7.6%, respectively, at December 31, 2003, and 0.8% and 7.5%, respectively, at December 31, 2002).

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

Legal Proceedings

Banco Santander Central Hispano

The resolutions adopted at the Bank’s general shareholders’ meetings held on January 18, 2000 and on March 4, 2000, approving the capital increases agreed in connection with the exchange offer made by The Royal Bank of Scotland Group plc. with National Westminster Bank plc., and in connection with the Bank’s acquisitions of the Portuguese banks Banco Totta & Açores and Crédito Predial Portugués and the resolution adopted the Bank’s general shareholders’ meeting held on March 4, 2000 approving the capital increase necessary to carry out the exchange offers for shares of Banco Rio de la Plata, have been challenged under Spanish law. One plaintiff shareholder, in the case of the resolutions adopted in the first meeting and two plaintiff shareholders, in the case of the resolutions adopted in the second meeting, have challenged these resolutions on the grounds that, among other things, they were provided with insufficient information in connection with the vote on these resolutions and that the resolutions excluding the preemptive rights of shareholders were not validly adopted. In the proceedings, the plaintiffs have requested the court to declare that the above resolutions (and other ones adopted in the same meetings) are null and void. The first claim was rejected by the court in April 2001, and the plaintiff appealed the court’s rejection of his claim. The plaintiff´s appeal was then rejected by the court on December 2, 2002. The plaintiff has appealed for redress and the Bank has asked the court not to admit such appeal. The second claim was rejected by the courts of the city of Santander on November 29, 2002 and the plaintiffs appealed. Such appeal was subsequently rejected by the court on July 5, 2004. The plaintiffs responded and the court admitted the response of one of the plaintiffs and dismissed the other. The Bank has requested that the appeals not be admitted. The Bank cannot anticipate the outcome of these claims. Under Spanish law, if the claims were to prevail, the capital increase resolutions adopted on January 18, 2000, and on March 4, 2000, could be declared null and void. The effect under Spanish law of the declaration of nullity of a listed company’s share capital increase is highly uncertain and the Bank is unable to anticipate what the outcome for it and its shareholders would be if these claims were to prevail.

The resolutions adopted at the Bank’s shareholders’ meeting held on March 10, 2001, have been challenged under Spanish law by three shareholders who filed their claim before the courts of the city of Santander. These shareholders claim that the Bank did not comply with certain provisions of Spanish corporate law with respect to the resolutions adopted in said shareholders’ meeting. The challenged resolutions include the approval of the Bank’s annual accounts, the approval of a capital increase in exchange of cash, the approval of a capital increase in exchange of shares of Banco Rio de la Plata and BRS Investments and the approval of various issuances of bonds. In their complaints, the plaintiff shareholders asked the Court to declare the resolutions null and void and that the registration of the resolutions in the Commercial Registry also be annulled. The claim was rejected by the court in March 2002. The plaintiff shareholders appealed such rejection and, although the court allowed the admission of new evidence, the claim was again rejected on April 13, 2004. One of the plaintiffs has appealed for redress and the Bank has asked the court that this appeal not be admitted.

The resolutions adopted at the Bank’s shareholders’ meeting held on February 9, 2002, have been challenged under Spanish law by one shareholder who has filed his claim before the courts of the city of Santander. The challenged resolutions include the approval of the payment of an interim dividend, the re-election of Arthur Andersen y Cía, S. Com. as the external auditor of the Bank, the approval of a capital increase in exchange of shares of the German Company AKB Holding Gmbh and the approval of various issuances of bonds. Among other things, the plaintiff alleges the infringement of the shareholders’ rights of participation during the meeting and of receipt of information regarding the different issues to be voted on in the meeting; and that the resolutions excluding the preemptive rights of shareholders were not validly adopted. The plaintiff shareholder asked the Court to declare the above resolutions (and others adopted in the same meeting) null and void and that the registration of the resolutions in the Commercial Registry also be annulled. On September 9, 2002 the Court rejected the claim. The plaintiff appealed the rejection but the court rejected the appeal on January 14, 2004. The plaintiff has appealed for redress and the Bank has asked the Court not to admit such appeal.

Back to Contents

The resolutions adopted at the Bank’s shareholders’ meeting held on June 24, 2002 have been challenged under Spanish law by one shareholder who filed his claim before the courts of the city of Santander. The challenged resolutions include the approval of the Bank’s annual accounts and the rejection by the shareholders meeting of the proposals made by the plaintiff shareholder and another shareholder to file a claim requesting the declaration of the Directors’ liability in connection with the investments made by the Bank in Argentina, as well as the proposal made by another shareholder for the dismissal of one of the Directors. The Bank responded to the claim on October 5, 2002. During the term to respond to this claim, the Bank was required to respond to another claim, filed by a different shareholder, challenging some of the resolutions adopted at the same meeting. The claim was admitted by the same court of the city of Sant an der that is in charge of the first proceeding and has been joined to this proceeding, so both proceedings will be carried out jointly. The Bank responded to this second claim on October 25, 2002. The hearing took place on April 21, 22, and 24, and the court dismissed the claim on May 29, 2003. The plaintiffs have appealed such decision and the Bank has already answered the appeal. On May 23, 2005, the court decided not to admit a new piece of evidence requested by one of the plaintiffs. Such plaintiff has requested the court’s decision to be redressed.

Since fiscal year 1992, the Madrid Central Pre-Trial Investigation Court No. 3 has maintained pre-trial investigative proceedings – now Summary Proceedings – in order to determine liabilities of the Bank, its Chairman and three of its Officers with respect to certain credit assignment transactions (operaciones de cesión de crédito) carried out by Banco Santander, S.A. between fiscal years 1987 and 1989. In the opinion of the Bank and its internal and external advisors, the final result of this litigation will be favourable to the Bank, its Chairman and three of its Officers, and does not require a specific additional reserve. On July 16, 1996, the Madrid Central Pre-Trial Investigation Court No. 3, pursuant to a request made to such effect by the Attorney General after having consulted the Spanish Tax Authority, dismissed certain but not all the claims against the Bank, its Chairman and three of its Officers. Thereafter, the Attorney General – representative of the Tax Authority – and the Office of the Public Prosecutor repeatedly requested the dismissal of the remaining claims and the removal of the case from the docket. However, on June 27, 2002, the court changed the cited proceedings into a Summary Proceeding. Such decision was appealed by the Office of the Public Prosecutor, the Bank, its Chairman and three of its Officers. On June 23, 2003, the Panel Two of the Criminal Division of the National Criminal and Administrative Court (Audiencia Nacional) admitted partially such appeals, explicitly acknowledging that the marketing of the credit assignment transactions with clients had been legal, and reducing the number of transactions under scrutiny – and with respect to which the Bank’s possible involvement is still being alleged – from 138 to 38, with respect to the remaining 38 transactions under scrutiny, the Attorney General and the Office of the Public Prosecutor have generally requested the dismissal of claims and their removal from the docket on the grounds that no crime had been committed. Following the conclusion of the indictment proceedings – with repeated requests by the the Office of the Public Prosecutor and the Attorney General for the dismissal of the proceedings and their removal from the docket, – and based on the complaint filed by the citizen complainant, Asociación para la Defensa de Inversores y Clientes (Investor and Customer Defense Association), the Court, in an order dated October 6, 2004, decreed the commencement of oral evidentiary proceedings against the Chairman of the Bank and three of its Officers for one continuing crime of falsification of an official document, three continuing crimes of falsification of a commercial document, and thirty crimes against the public finance, ordering that a bond be jointly posted for €67.8 million, which amount was later reduced to €40.1 million, as a fine and for costs. The order designated Panel One of the Criminal Division of the National Criminal and Administrative Court as the competent court to hear the oral evidentiary proceedings.

In December 1995, the Spanish tax authorities issued an ‘‘Acta’’ (writ) requiring Banco Santander, S.A. to pay €26.2 million in back withholding taxes, interest and penalties relating to the Bank’s alleged failure to comply with a purported obligation to withhold income tax on payments to clients with respect to certain credit assignment transactions held by such clients. Although a similar case in an amount of €3.8 million was successfully appealed by the Bank in June 2003 (and then appealed in turn by the Regional tax authorities), the Bank’s appeal against this writ was rejected. The Bank filed a second appeal which was partially admitted by the court on October 30, 2003. Both the Bank and the Attorney General have appealed such decision before the Supreme Court and are awaiting the Court’s decision with respect to the appeals.

The resolutions adopted at the Bank’s shareholders’ meeting held on June 21, 2003 have been challenged under Spanish law by three shareholders who filed their claims before the courts of the city of Santander. The three plaintiff shareholders challenged the resolution approving the annual accounts and the management of the Bank and of the Group for 2002. In addition, two out of the three plaintiff shareholders challenged the resolutions approving the profit allocation for 2002 and the Procedural Rules of the Bank’s Shareholders’ Meetings. On October 10, 2003, the Bank answered the claims. The preliminary hearing took place on January 21, 2004. On February 11, 2004 the Court decided to suspend the proceedings until the preliminary proceedings 352/2002 being carried out by the Madrid Central Court number 3 (referred to hereinbelow) are finalized. On September 29, 2004, the Bank also responded to a separate claim filed by another shareholder challenging the resolutions adopted at the same meeting. The preliminary hearing for this claim took place on January 19, 2005. The Court decided to carry out jointly all the proceedings related to the same meeting and to apply to all such proceedings the suspension ordered by the Court on February 11, 2004.

Back to Contents

The resolutions adopted at the Bank’s shareholders’ meeting held on June 19, 2004 have been challenged under Spanish law by three shareholders who filed their claims before the courts of Santander. The challenged resolutions include the approval of the Bank’s annual accounts, the profit allocation and the approval of the Procedural Rules of the Bank’s Shareholders’ Meetings. The Bank has already responded to the three claims and requested that all such claims be joined into one single proceeding. The Court granted the Bank’s request to carry out all the three proceedings jointly. The preliminary hearing took place on February 7, 2005 and the hearing occurred on May 9 and 10, 2005. The court’s decision is awaited.

Lanetro, S.A. filed a suit against the Bank, carried out before the Court of 1st Instance no. 34 of Madrid, Complaint of Plenary Suit no. 558/2002, principally alleging that the Bank breached its alleged obligation to subscribe to the increase in capital stock of the plaintiff in the amount of €30,050,605.22. The court rejected the claim on December 16, 2003, but the plaintiff has appealed. The Bank has answered the appeal and is presently awaiting the Court’s decision with respect to the appeal.

For informational purposes, it is also mentioned that several persons, who allegedly have funds deposited in Banco Río de la Plata, S.A., filed an application for conciliation before the courts of the city of Madrid against the Bank, the persons who were members of the Board during 2001 and 2002 and others. According to Spanish Law, this application did not start proper judicial proceedings against the Bank. The claimants only intended that the defendants acknowledge the facts alleged in their application, regarding the Bank and its Directors’ claimed obligation to reimburse the funds deposited by the claimants in Banco Río de la Plata, S.A. The conciliation hearing was held on July 16, 2002. The Bank and the members of the Board refused to accept the facts and allegations of the application. This meant the termination of the conciliation. In January 2004, there was a preliminary hearing in connection with a similar case, in which a person who allegedly deposited funds in Banco Río de la Plata, S.A. is claiming $8,365.71. The Court has not determined the date for the next hearing yet.

For the same informational purposes, it is mentioned that the Madrid Central Court number 3 is carrying forward preliminary proceedings 352/2002 in connection with complaints filed by two shareholders against the Chairman of the Bank, regarding the economic terms of the retirement in August 2001 of the former co-chairman, Mr. José María Amusátegui and the economic terms of the resignation in February 2002 of the former first vice-chairman and chief executive officer, Mr. Angel Corcóstegui. The prosecutor and the defendants requested the dismissal of the case, which was opposed by the plaintiff shareholders. On October 16, 2003 the Court decided to change the cited proceedings to a summary proceeding. The Office of the Public Prosecutor and the Chairman of the Bank and the other two accused appealed the decision. The hearing of the appeals took place on February 9, 2004, and on February 18, 2004 the Court decided not to admit such appeals without entering into the merits of the matter. The Chairman of the Bank then appealed to the Constitutional Court. The Office of the Public Prosecutor again requested the dismissal of the case. On April 26, 2004, the Madrid Central Court number 3 decided to commence oral evidentiary proceedings. On May 10, 2004, with two dissenting votes, and in spite of the favourable report of the Office of the Public Prosecutor, the Constitutional Court decided not to admit the appeal. At the oral hearing, the Office of the Public Prosecutor requested the acquittal of those accused on the grounds that the facts do not amount to a criminal offense. On April 13, 2005, the Court decided to acquit those accused since the facts do not amount to a criminal offense. A cassation appeal against such decision has been filed by the plaintiffs.

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

Back to Contents

After the Bank’s announcement to launch the public offering, Total requested a summary arbitral proceeding with the Netherlands Arbitration Institute seeking the adoption of certain injunctive measures. On November 25, 2003, that arbitration institute made public a ruling that, among other measures, imposed a temporary prohibition of the sale or encumbrance of the Cepsa shares owned by Somaen Dos as well as the Cepsa shares that the Bank had acquired in the bid. Furthermore, the ruling instructed both the Bank and Total to presently respect the supermajority rules contained in the agreements to act in concert in Cepsa and the rules, also established in those agreements, governing the right to appoint Directors of the boards of Cepsa and Somaen Dos.

Additionally, on October 20, 2003, the Total group filed a request for an arbitral proceeding with the Netherlands Arbitration Institute seeking a determination on the merits of its claim. The Bank responded that it was opposed to such request.

Currently, that arbitral proceeding remains open. In such proceeding, Elf and Odival (hereinafter, “Elf”) have requested the Netherlands Arbitration Institute inter alia to instruct the Bank: to return to the market the Cepsa shares that the Bank acquired in the bid, to declare that the conditions for Elf to exercise a call option for 4.35% of Cepsa’s share capital have been fulfilled, and to pay various indemnities, some of which have to be quantified during the course of the proceeding.

On October 15, 2004, the Bank answered the claim made by Elf. The Bank requested: (i) the dismissal of all the requests made by Elf in its claim, except for those related to the admission of Elf’s right to the restoration of its economic participation in Cepsa that Elf owns through Somaen, and to the Bank’s abstention from actions that could lead to the transfer or encumbrance of such participation, as these two requests have been repeatedly accepted by the Bank; (ii) the suspension of the presently existing injunctive measures described above; (iii) the declaration of ineffectiveness of the agreements signed by the Bank and Elf to act in concert with respect to their investments in Cepsa; (iv) the express declaration that irreconcible differences between the parties (“disputa insuperable”), within the meaning of the signed agreements, has not occurred between the Bank and Elf; (v) the impositio n to Elf of the obligation to negotiate in bona fide with the Bank the most favourable way for both parties and for Unión Fenosa to separate their economic participations in Cepsa and those that are owned by Somaen; and (vi) the sentence of Elf to indemnify the Bank for damages caused to the latter by the dispute between both parties and for damages derived from the adoption of the injunctive measures.

On November 30, 2004, Total answered the Bank’s pleadings and the Bank responded on January 21, 2005. After the hearings held by the Netherlands Arbitration Institute, the proceedings continue with a simultaneous submission of two conclusion filings by each party. As of May 31, 2005, both the Bank and Total submitted the first of such filings. The second filing must be submitted before June 30, 2005. Once these second conclusion filings are submitted, the proceedings will conclude with the issuance by the Institute of its ruling.

The decision to be adopted in this proceeding will not be conditioned by the above-mentioned injunctive ruling which is temporary and which does not constitute a pre-judgment on the merits.

In May 2004, Chadia Limited, S.A. filed a suit against the Bank, carried out before the Court of 1st Instance number 48 of Madrid, proceeding number 420/2004, alleging that the Bank breached an alleged agreement for the sale to the plaintiff of certain buildings and seeking damages in the amount of €133 million. The Court rejected the claim, Chadia Limited, S.A. appealed, and the Bank has already responded that is was opposed to such appeal.

Banesto

In 1995 and 1996, the former directors of Banesto, who had been replaced by decision of the Bank of Spain’s Executive Council on December 28, 1993, filed claims challenging certain corporate resolutions adopted by the shareholders’ meetings held on March 26, and August 22, 1994 and February 15, 1995 approving, among other things, Banesto’s financial reorganization plan and the 1993 and 1994 financial statements of Banesto and the Banesto Group. In 2000, Madrid Appellate Court decisions rejected all the appeals filed by the plaintiffs in connection with the claim filed challenging the legality of the corporate resolutions approving the financial restructuring plan; the plaintiffs subsequently filed a cassation appeal against these decisions and Banesto has answered such cassation appeal. On March 5, 2002 the courts decided not to admit the cassation appeal against the Madrid Appellate Court’s decision rejecting the claims of some of the plaintiffs regarding the invalidity of the constitution of the shareholders’ meeting held on March 26, 1994. On July 22, 2003, the court admitted the cassation appeal filed by the remaining plaintiffs. Banesto filed its answer on September 20, 2003. On March 31, 2005, the parties were informed of a request made by some of the plaintiffs to bring the case to the European Court of Justice. Banesto has already opposed such request, and awaits the response of the Office of the Public Prosecutor. The claim filed against the resolutions adopted by the shareholders’ meeting held on August 22, 1994 approving the 1993 financial statements of Banesto was rejected by the Court of First Instance and the plaintiffs subsequently filed an appeal before the Madrid Appellate Court. The appeal was rejected in 2001 and the plaintiff has appealed in cassation. The claim filed against the approval by the shareholders’ meeting held on February 15, 1995 of the 1994 financial statements of Banesto was also rejected in 2000 by the Court of First Instance and was subsequently appealed by the plaintiffs. The appeal was dismissed by judgment of the Court of Appeals of Madrid, rendered on May 20, 2003. In September 2003, the plaintiffs’ appeal of this judgment was also dismissed. The plaintiffs have since appealed to the Supreme Court.

Back to Contents

Banesto’s directors and legal advisers do not believe that these claims will have any effect on the financial statements of Banesto or its Group. The plaintiffs seek that the resolutions be declared null and void, not damages. It is very difficult to assess what the practical consequences of an adverse judgment would be.

Abbey National Treasury Services plc

Abbey National Treasury Services plc has received a demand from the French Tax Authority relating to the repayment of certain tax credits and related charges. Following certain modifications to the demand its nominal amount now stands at 101 million Pounds sterling as compared with the original demand of 113 million Pounds sterling. As of December 31, 2004, additional interest in relation to the demand could amount to 16 million Pounds sterling. The amount of additional interest has been reduced from the amount disclosed by Abbey National plc as of December 31, 2003 of 36 million Pounds sterling due to certain modifications to the basis on which additional interest might be due. Abbey National Treasury Services plc has received legal advice that it has strong grounds to challenge the validity of the demand and accordingly no specific provision has been made.

Banco do Estado de Sao Paulo (Banespa)

Pursuant to the Brazilian labor regulations applicable to Banespa, this bank had recorded as of December 31, 2000, the pension allowances arising from the commitments to certain employees, which amounted to approximately 4,000 million Brazilian reais. Since 1987, the Directors of Banespa, as advised by their tax advisers, treated these expenses as deductible expenses in calculating the Brazilian corporate income tax. However, in September 1999, the ‘‘Secretaria de Receita Federal’’ issued a decision according to which these expenses, in an amount of approximately Brazilian reais 2,867 million would not be tax deductible. In October 1999, the Board of Directors of Banespa filed an appeal challenging this decision together with an ‘‘acción cautelar’’ regarding fiscal years 1999 and 2000, posted a deposit of Brazilian reais 1,297 million and recorded a provision of Brazil ia n reais 2,600 million for this contingency. Such provision was recorded in 1999 with a charge to income, after recording the related deferred tax asset of Brazilian reais 1,200 million.

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

Santander Brasil DTVM, Ltda. and Banco Santander Brasil, S.A.

On May 19, 2003, the Secretaria de Receita Federal issued an “Auto de Infração” requiring from our Brazilian affiliate Santander Brasil DTVM, Ltda. the payment of Brazilian reais 290 million in taxes allegedly incurred in connection with certain cash management services rendered by such company to its clients which the company had treated during 2000, 2001 and the two first months of 2002 as exempt from the Tax on Financial Transactions, following the advice of its tax advisers. The Board of Directors of Santander Brasil DTVM, Ltda. appealed this decision in June 2003. The Tax Authorities confirmed the “Auto de Infrançao” and the Board of Directors appealed to “Conselho de Contribuintes” (final administrative court). The Court decision is pending. On December 31, 2004, the amount involved in the action was equivalent to reais 306 million.

Also on May 29, 2003, the Secretaria de Receita Federal issued another “Auto de Infração” requiring from our Brazilian affiliate Banco Santander Brasil, S.A. the payment of Brazilian reais 290 million in taxes allegedly incurred in connection with certain clearing services rendered by such company to Santander Brasil DTVM, Ltda. pursuant to an agreement between these two companies. Following the advice of its tax advisers, Banco Santander Brasil, S.A. had treated during 2000, 2001 and the two first months of 2002 such services as exempt from the Tax on Financial Transactions. The Board of Directors of Banco Santander Brasil, S.A. appealed this decision in June 2003. The Tax Authorities confirmed the “Auto de Infrançao” and the Board of Directors appealed to “Conselho de Contribuintes” (final administrative court). The Court decision is pending. On December 31, 2004, the amount involved in the action was equivalent to reais 306 million.

Back to Contents

Casa de Bolsa Santander Serfín, S.A. de C.V. (Grupo Financiero Santander Serfín)

An individual has filed an ordinary mercantile proceeding against Casa de Bolsa, Santander Serfin, S.A. de C.V. (Grupo Financiero Santander Serfín) in the thirty first court on civil law of the Federal District of Mexico in order to determine the liabilities of Casa de Bolsa, Santander Serfin, S.A. de C.V. (Grupo Financiero Santander Serfín) with respect to the alleged existence of irregular withdrawals at such entity made by a representative of the plaintiff and which were not carried out in accordance with various security brokerage agreements subscribed to by the parties. The plaintiff claims the restoration at market value of 2,401,588 shares of the company Mexico 1, of 11,219,730 shares of the company Mexico 4, and the payment of 15,025,730 Mexican Pesos in addition to the payment of interests calculated applying the CCP rate multiplied by four.

On July 6, 1999 the judgment against Casa de Bolsa became firm, and subsequently on November 5, 2004, the court rendered an execution ruling which quantified the amount of interests at 37,646.8 million Mexican Pesos ($3,408.4 million), and condemned Casa de Bolsa to deliver the claimed shares. Casa de Bolsa appealed, and on January 20, 2005, the court decided not to admit such appeal. Against this decision Casa de Bolsa asked for reddress and the court admitted its request and suspended the November 5, 2004 ruling temporarily first and subsequently granted a final suspension of such ruling which annulled it. The decision which turned into the annulment of the November 5, 2004 ruling has been, on its turn, appealed by the plaintiff and Casa de Bolsa. We are presently awaiting the court’s decision.

Other Litigation

In addition to the above described matters, the Bank and its subsidiaries are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of our business, including in connection with the Group’s lending activities, relationships with the Group’s employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in early stages of discovery, the Bank cannot state with confidence what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. The Bank believes that it has made adequate reserves related to the co sts anticipated to be incurred in connection with these various claims and legal proceedings and believes that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on the Group’s business, financial condition, or results of operations. However, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by the Bank; as a result, the outcome of a particular matter may be material to the Bank’s operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and the level of the Bank’s income for that period.

Dividend Policy

We have normally paid an annual dividend in quarterly installments. The table below sets forth the historical per share and per ADS (each of which represents the right to receive one of our shares) amounts of interim and total dividends in respect of each fiscal year indicated.

	Euro per Share Interim					Dollars per ADS Interim

	First	Second	Third	Fourth	Total	First	Second	Third	Fourth	Total

2000	0.0661	0.0661	0.0661	0.0752	0.2735	0.0614	0.0561	0.0608	0.0662	0.2445
2001	0.07513	0.07513	0.07513	0.06311	0.2885	0.0656	0.0673	0.0661	0.0568	0.2558
2002	0.0775	0.07513	0.07513	0.06073	0.2885	0.0754	0.0612	0.0804	0.0680	0.2850
2003	0.0775	0.0775	0.0775	0.0704	0.3029	0.08602	0.0899	0.0842	0.08801	0.36235
2004	0.0830	0.0830	0.0830	0.0842	0.3332	0.08484	0.08971	0.09175	0.09191	0.35821

On August 1, 2005, we will pay the first dividend on account of the earnings for the financial year to December 31, 2005 for a gross amount of €0.09296 per share.

For a discussion of regulatory and legal restrictions on our payments of dividends, see “Item 4. Information on the Company—B.Business Overview—Supervision and Regulation—Restrictions on Dividends”.

Back to Contents

For a discussion of Spanish taxation of dividends, see “Item 10. Additional information—E.Taxation—Spanish Taxation of Dividends”.

The dividends paid on the guaranteed non-cumulative preference stock of certain of our subsidiaries are limited by our Distributable Profits in the fiscal year preceding a dividend payment. “Distributable Profits” with respect to any year means our reported net profits after tax and extraordinary items for such year as derived from the parent Bank’s non-consolidated audited profit and loss account prepared in accordance with Bank of Spain requirements and guidelines in effect at the time of such preparation. Such requirements and guidelines may be expected to reflect the Bank of Spain regulatory policies applicable to us, including without limitation those relating to the maintenance of minimum levels of capital. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Capital Adequacy Requirements” and “Item 4. Information on the Company&# 15 1;B. Business Overview—Restrictions on Dividends”. According to our interpretation of the relevant Bank of Spain requirements and guidelines, Distributable Profits during the preceding five years were:

Year Ended December 31,

2000	2001	2002	2003	2004

(in thousands of euros)
1,241,388	1,329,931	1,376,178	1,445,033	1,837,424

The portion of our net income attributable to our subsidiaries has increased steadily in recent years as our subsidiaries have grown and we have acquired new subsidiaries. Such profits are available to us only in the form of dividends from our subsidiaries and we are dependent to a certain extent upon such dividends in order to have Distributable Profits sufficient to allow payment of dividends on our guaranteed preference stock of our subsidiaries as well as dividends on our shares (although the payment of dividends on the shares is limited in the event of the non-payment of preference share dividends). We generally control a sufficient proportion of our consolidated subsidiaries’ voting capital to enable us to require such subsidiaries to pay dividends to the extent permitted under the applicable law. As a result of our growth, the Bank, as the holding entity of the shares of our various companies, has added i nvestments in our subsidiaries, the financial costs of which are borne by us.

     B. Significant Changes.

For significant changes that have occurred since December 31, 2004, see our Form 6-K relating to our first quarter 2005 results filed with the Securities and Exchange Commission on May 12, 2005.

Item 9. The Offer and Listing.

     A. Offer and listing details.

Market Price and Volume Information

Banco Santander Central Hispano’s Shares

During the last year, our shares were the shares with the second highest trading volume on the Spanish stock exchanges. At December 31, 2004, our shares represented 16.65% of the IBEX 35 Stock Exchange Index, the second highest percentage among all Spanish issuers and the first among all Spanish banks represented in this index. Our market capitalization of €57,101.7 million at 2004 year-end was the second largest of any Spanish company and the first of any Spanish bank, according to information published by the Sociedad de Bolsas.

At December 31, 2004, we had 2,685,317 registered holders of our shares and, as of such date, a total of 520,145,919 of our shares or 8.32% were held by 794 registered holders with registered addresses in the United States and Puerto Rico, including JP Morgan Chase, as depositary of our American Depositary Share program.

Our shares are traded on Spain’s automated “continuous market”, the national, centralized market which integrates by computer quotations originating in the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao) (the “Automated Quotation Systems”). Our shares also are listed on the New York (in the form of American Depositary Shares), Milan, Lisbon and Buenos Aires Stock Exchanges. In 2001, we delisted our shares from the Tokyo Stock Exchange and in 2003 we delisted our shares from the London, Paris, Frankfurt and Swiss Exchanges. At December 31, 2004, 60.5% of our shares were held of record by non-residents of Spain. Following the acquisition of Abbey, we are currently in the process of obtaining a secondary listing of our ordinary shares on the London Stock Exchange.

Back to Contents

The table below sets forth the high, low and last daily sales prices in euros for our shares on the continuous market for the periods indicated.

		Euros per Share

	High	Low	Last

2000 Annual	12.69	9.82	11.40

2001 Annual	12.38	6.93	9.41

2002 Annual	10.47	4.99	6.54

2003 Annual	9.44	5.01	9.39
First Quarter	7.10	5.01	5.85
Second Quarter	7.63	5.97	7.63
Third Quarter	8.17	7.15	7.28
Fourth Quarter	9.44	7.25	9.39

2004 Annual	9.77	7.70	9.13
First Quarter	9.77	8.36	8.85
Second Quarter	9.57	8.17	8.53
Third Quarter	8.70	7.70	7.90
Fourth Quarter	9.27	7.83	9.13

Last six months
2004
December	9.20	8.86	9.13
2005
January	9.27	8.94	9.11
February	9.83	9.04	9.36
March	9.67	9.32	9.39
April	9.50	9.01	9.04
May	9.37	9.05	9.27
June (through June 24, 2005)	9.60	9.33	9.50

On June 24, 2005, the reported last sale price of our shares on the continous market was €9.50.

     American Depository Shares (ADSs)

Our ADSs have been listed and traded on the New York Stock Exchange since July 30, 1987. Each ADS represents one of our shares and is evidenced by an American Depositary Receipt, or ADR. The deposit agreement, pursuant to which ADRs have been issued, is among us, JP Morgan Chase, as depositary, and the holders from time to time of ADRs. At December 31, 2004, a total of 111,932,873 of our ADSs were held by 654 registered holders. Since certain of such of our shares and our ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

Back to Contents

The table below sets forth the reported high, low and last sale prices for our ADSs on the New York Stock Exchange for the periods indicated.

		Dollars Per ADS

	High	Low	Last

2000 Annual	11.69	8.38	10.56

2001 Annual	11.94	6.40	7.54

2002 Annual	9.49	4.75	7.05

2003
Annual	12.01	5.68	12.01
First Quarter	7.58	5.68	6.36
Second Quarter	9.50	6.53	8.82
Third Quarter	9.34	8.35	8.51
Fourth Quarter	12.01	8.56	12.01

2004
Annual	12.47	9.43	12.37
First Quarter	12.40	10.18	10.98
Second Quarter	11.49	9.86	10.50
Third Quarter	10.65	9.43	9.78
Fourth Quarter	12.47	9.95	12.37

Last six months
2004
December	12.47	11.82	12.37
2005
January	12.35	11.68	11.83
February	12.65	11.83	12.30
March	12.80	12.16	12.16
April	12.30	11.53	11.60
May	12.11	11.42	11.47
June (through June 24, 2005)	11.74	11.37	11.44

On June 24, 2005, the reported last sale price of our ADSs on the New York Stock Exchange was $11.44.

     B. Plan of distribution.

Not Applicable

     C. Markets.

General

Spanish Securities Market

The Spanish securities market for equity securities (the “Spanish Stock Exchanges”) consists of the four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia (the “local exchanges”). The majority of the transactions conducted on them are done through the Automated Quotation System (Sistema Interbancario Bursátil Español or “S.I.B.E.”). During the year ended December 31, 2004, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges. According to statistics of the CNMV, the shares of Spanish banks are among the most heavily-traded securities on the Spanish Stock Exchanges.

     Automated Quotation System

The Automated Quotation System was introduced in 1989 and links the four local exchanges, providing those securities listed on it with a uniform continuous market that eliminates most of the differences among the local exchanges. The principal feature of the system is the computerized matching of buy and sell orders at the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be modified or canceled until executed. The activity of the market can be continuously monitored by investors and brokers. The Automated Quotation System is operated and regulated by the Sociedad de Bolsas, S.A. (the “Sociedad de Bolsas”), a corporation owned by the companies that manage the local exchanges. All trades on the Automated Quotation System must be placed through a bank, brokerage firm, an official stock broker or a dealer firm member of a Spanish stock exchange directly.

Back to Contents

There is a pre-opening session held from 8:30 a.m. to 9:00 a.m. each trading day on which orders are placed at that time. The computerized trading hours are from 9:00 a.m. to 5:30 p.m. Each session will end with a 5 minute auction, between 5:30 and 5:35 p.m., with a random closedown of 30 seconds. The price resulting from each auction will be the closing price of the session.

From May 14, 2001, new rules came into effect regarding the maximum price fluctuations in the price of stocks. Under the new rules, each stock in the continuous market is assigned a static and a dynamic range within which the price of stocks can fluctuate. The price of a stock may rise or fall by its static range (which is published once a month and is calculated according to the stock’s average historic price volatility) above or below its opening price (which shall be the closing price of the previous session). When the stock trades outside of this range, the trading of the stock is suspended for 5 minutes, during which an auction takes place. After this auction, the price of the stock can once again rise or fall by its static range above or below its last auction price (which will be considered as the new static price before triggering another auction). Furthermore, the price of a stock cannot rise or fall by more than its dynamic pri ce range (which is fixed and published once a month and is calculated according to the stock´s average intra-day volatility), from the last price at which it has traded. If the price variation exceeds the stock’s dynamic range a five minutes auction is triggered.

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

During 1998, the Block Market (“el mercado de bloques”) was implemented, allowing for block trades between buyers and sellers. Under certain conditions, this market allows cross-transactions of trades at prices different than at normal market sessions. Trading in the Block Market is subject to certain limits with regard to stocks and volumes.

     Clearance and Settlement System

Until April 1, 2003, transactions carried out on the regional Spanish stock exchanges and the continuous market were cleared and settled through the Servicio de Compensación y Liquidación de Valores, S.A. (the “SCL”). Since April 1, 2003, the settlement and clearance of all trades on the Spanish stock exchanges, the Public Debt Market (Mercado de Deuda Pública), the AIAF Fixed Income Market (“Mercado AIAF de Renta Fija”) and Latibex - the Latin American stock - exchange denominated in euros, are made through the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores (“Iberclear”), which was formed as a result of a merger between SCL and Central de Anotaciones del Mercado de Deuda Pública (CADE), which was managed by the Bank of Spain.

Back to Content

     Book-Entry System

Ownership of shares listed on any Spanish stock exchange is required to be represented by entries in a register maintained by Iberclear, and transfers or changes in ownership are effected by entries in such register. Iberclear is responsible for maintaining the register of securities, held in book-entry form, of all trades from the Spanish stock exchanges, the Public Debt Market, the AIAF Fixed Income Market and Latibex.

     Securities Market Legislation

The Spanish Securities Markets Act, which came into effect in 1989, among other things:

•	established an independent regulatory authority, the National Securities Market Commission (“Comisión Nacional del Mercado de Valores”, or “CNMV”), to supervise the securities markets;

•	established a framework for the regulation of trading practices, tender offers and insider trading;

•	required stock exchange members to be corporate entities;

•	required companies listed on a Spanish stock exchange to file annual audited financial statements and to make public quarterly financial information;

•	established a framework for integrating quotations on the four Spanish stock exchanges by computer;

•	exempted the sale of securities from transfer and value added taxes;

•	deregulated brokerage commissions as of 1992; and

•	provided for transfer of shares by book-entry or by delivery of evidence of title.

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

Other modifications under Law 37/1998 include:

•	revocation of the Sociedades and Agencias de Valores’ monopoly in keeping the book entry records for the securities not admitted for trading on official markets. The issuer is now allowed to freely appoint the entity in charge of these book entry records, from among the investment services companies and the credit entities authorized to carry out these activities. The issuer is also permitted to appoint Iberclear to serve in this capacity.

•	consideration of the secondary official markets as regulated markets, and amendments to the requirements for admission and exclusion of securities for trading on official secondary markets;

•	amendment of the rules granting access to the capital stock of Governing Companies of Stock Exchanges (“Sociedades Rectoras de las Bolsas de Valores”);

•	new regulation of several aspects of the Spanish Public Debt Market (“Mercado de Deuda Pública”);

•	redefinition of investment companies to mean those entities whose main activity consists of rendering investment services to third parties in a professional manner, and a delimitation of their functions and conditions to operate in the markets;

•	incorporation of the Investment Guarantee Funds in order to indemnify investors in cases of insolvency and bankruptcy proceedings of investment services companies that may cause the unavailability of cash or securities conferred to them by an investor;

•	increase of CNMV inspection, sanctioning and supervisory powers; and

•	several amendments to different laws such as the Stock Companies Act, the Companies Tax Act and the Collective Investment Institutions Act (“Ley de Instituciones de Inversión Colectiva”).

Back to Contents

The Securities Markets Act has been further amended by Law 44/2002 (November 22, 2002) on reform measures of the financial system, which introduced certain modifications to the laws governing financial markets and corporations, generally, including:

•	provisions regarding market transparency such as: requiring listed companies to establish an audit committee, redefining the reporting requirements for relevant events, rules relating to the treatment of confidential and insider information and related party transactions, and prevention of manipulative and fraudulent practices with respect to market prices;

•	the establishment of Iberclear; and

•	the authorization to the Minister of Economy to regulate the financial services electronic contracts.

On July 17, 2003, the Securities Market law was amended by Law 26/2003 in order to reinforce the transparency of listed companies. It introduces:

•	information and transparency obligations including detailed requirements of the contents of the corporate website of listed companies and the obligation to file with the CNMV an annual corporate governance report; and

•	the obligation to implement a series of corporate governance rules including, among others, regulations regarding the boards of directors and the general shareholders’ meeting.

On March 11, 2005 Royal Decree Law 5/2005 was approved, modifying the Securities Market Law in order to implement the Directive 2003/71/EC of the European Parliament and of the Council on the prospectus to be published when securities are offered to the public or admitted to trading. The Directive: (i) harmonizes the requirements for the process of approval of the prospectuses in order to grant to the issuer a single passport for such document, valid throughout the European Community; (ii) it incorporates the application of the country of origin principle by which the prospectus will be approved by the member states of the European Union where the issuer has its registered office but it also introduces as a new matter the possibility that in certain circumstances, such as issues with high minimum denominations (EUR 1,000 or more), the issuer may designate the relevant European Union competent authority for prospectus approval.

Finally, on April 22, 2005, the Securities Market Law was amended by Law 5/2005 on supervision of financial conglomerates in order to make the sectoral rules applicable to investment firms more consistent with other sectoral rules applicable to other groups with similar financial activities, such as credit institutions and insurance undertakings.

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

Back to Contents

Under the Companies Law of Spain, a company and its subsidiaries are prohibited from purchasing shares of the company in the primary market. However, purchase of the shares is permitted in the secondary market provided that: (1) the aggregate of such purchases (referred to as “treasury stock” or “autocartera”) and the shares previously held by the company and its subsidiaries does not exceed 5% of the total capital stock of the company, (2) the purchases are authorized at a meeting of the shareholders of the acquiring company and the acquiring company’s parent, if any and (3) the acquiring company and its parent, if any, create reserves equal to the book value of the treasury stock included in its assets.

The law requires that the “Comisión Nacional del Mercado de Valores” (CNMV) be notified each time the acquisitions of treasury stock made since the last notification reaches 1% of the outstanding capital stock, regardless of any other preceding sales. Prior to adoption of the Companies Law in 1989, treasury stock shares were considered to be outstanding for all purposes under Spanish law (except for calculating capital ratios pursuant to Bank of Spain requirements). The Companies Law establishes, in relation to the treasury stock shares (held by us and our affiliates), that the exercise of the right to vote and other non-financial rights attached to them shall be suspended. Financial rights arising from treasury stock held directly by us, with the exception of the right to allotment of new bonus shares, shall be attributed proportionately to the rest of the shares.

The portion of trading volume in the shares represented by purchases by our subsidiaries has varied widely from day to day and from month to month and may be expected to do so in the future. In 2004, 14% of the volume traded of the shares was effected not as a principal by Santander Central Hispano-SVB and 7% was effected not as a principal by Banesto Bolsa, S.A., S.V.B. The portion of trading volume in the shares allocable to purchases and sales as principal by our companies was approximately 12.8% in the same period. The monthly average percentage of outstanding shares held by our consolidated subsidiaries ranged from 0.381% to 1.395% in 2004. Our consolidated subsidiaries held 12,725,159 of our shares (0.20% of our total capital stock) at December 31, 2004.

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

General

As of December 31, 2004, the Bank’s share capital was €3,127,148,289.50, represented by a single class of 6,254,296,579 book-entry Banco Santander Central Hispano shares with a nominal value of €0.50 each. Since that date, our share capital has not changed. All of our shares are fully paid and non-assessable. Spanish law requires that bank-listed equity securities be issued in book-entry form only.

Back to Contents

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

Meetings and Voting Rights

We hold our annual general shareholders meeting during the first six months of each fiscal year on a date fixed by the board of directors. Extraordinary meetings may be called from time to time by the board of directors whenever the Board considers it advisable in corporate interests, and whenever so requested by stockholders representing at least 5% of the outstanding share capital of Banco Santander Central Hispano. Notices of all meetings are published in the Official Gazette of the Mercantile Register and in one of the local newspapers having the largest circulation in the province where the registered office of Banco Santander Central Hispano, S.A. is located. In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and the Spanish Stock Exchanges and published on the company’s website. Our last ordinary general meeting of shareholders was held on June 18, 2005 and our last extraordinary general meeting of shareholders was held on October 21, 2004.

Each Banco Santander Central Hispano share entitles the holder to one vote. Registered holders of any number of shares who are current in the payment of capital calls will be entitled to attend shareholders’ meetings. Our by-laws do not contain provisions regarding cumulative voting.

Any Banco Santander Central Hispano share may be voted by proxy. Subject to the limitations imposed by Spanish law, proxies may be given only to shareholders who are entitled to attend the shareholders’ meeting and are acting in their individual capacity, must be in writing or by remote means of communication and are valid only for a single meeting.

In accordance with the Procedural Rules of the General Shareholders’ Meeting, the Group’s website includes from the date when the call of the General Shareholders’ Meeting is published, the details regarding the manner and procedures for shareholders to follow to confer representation on any other shareholder who is eligible to attend the General Shareholders’ Meeting in his own right and to vote by proxy. The manner and procedures for electronic delegation and voting via the Internet are also indicated.

At both General Shareholders’ Meetings held in 2004 (the Annual General Meeting of June 19, 2004 and the Extraordinary General Meeting of October 21, 2004) our shareholders could exercise their voting and representation rights prior to the meetings by electronic means (via the Internet). In addition, at the Extraordinary General Shareholders’ Meeting of October 21, 2004, our shareholders could vote by mail and in the Annual General Meeting held on June 18, 2005, our shareholders, besides exercising their voting and representation rights prior to the meeting by mail or via the Internet, were able to attend (besides attending and voting in person) via the Internet and were also able to vote in real time on the Internet on the resolutions considered at the meeting.

Back to Contents

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

In general, resolutions passed by a general meeting are binding upon all shareholders. In certain circumstances, Spanish law gives dissenting or absent shareholders the right to have their Banco Santander Central Hispano shares redeemed by us at prices determined in accordance with established formulae or criteria. Banco Santander Central Hispano shares held by the Bank or its affiliates are counted for purposes of determining quorums but may not be voted by the Bank or by its affiliates.

Resolutions at general meetings are passed provided that, regarding the voting capital present or represented at the meeting, the number of votes in favor is higher than the number of votes against or in blank and abstentions.

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

For purposes of determining the quorum, those shareholders who vote by mail or through the Internet are counted as being present at the meeting, as provided by the Procedural Rules of the Bank’s General Shareholders’ Meetings.

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

Our by-laws also dictate that non-voting shares shall receive a minimum annual dividend of 5% of the capital paid out in respect of each such share in accordance with the “Ley de Sociedades Anónimas” (“Companies Law”).

Back to Contents

The amount, time and form of payment of the dividends, to be distributed amongst the shareholders in proportion to their paid-in capital will be established by resolutions adopted at the general meeting. The Board of Directors is entitled to distribute sums on account of future dividends; said distributions must be eventually approved by the general meeting.

A shareholder’s dividend entitlement lapses five (5) years after the dividend payment date.

Preemptive Rights

In the event of a capital increase, or the issuance of convertible debt, each shareholder has a preferential right by operation of law to subscribe for shares in proportion to its shareholding in each new issue of Banco Santander Central Hispano shares. However, this right may be excluded under certain circumstances by specific approval at the shareholders’ meeting and this right is deemed excluded in the relevant capital increase when the shareholders approve:

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

Registration and Transfers

The Banco Santander Central Hispano shares are in book-entry form. We maintain a registry of shareholders. We do not recognize, at any given time, more than one person as the person entitled to vote each share in the shareholders meeting.

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

Liquidation Rights

Upon a liquidation of Banco Santander Central Hispano, our shareholders would be entitled to receive pro rata any assets remaining after the payment of our debts, taxes and expenses of the liquidation. Holders of non-voting shares, if any, are entitled to receive reimbursement of the amount paid before any amount is distributed to the holders of voting shares.

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

Back to Contents

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

The Bank of Spain has three months after the receipt of notice to object to a proposed transaction. Such objection may be based on finding the acquirer unsuitable on the basis, inter alia, of its commercial or professional reputation, its solvency or the transparency of its corporate structure. If three months elapse without any word from the Bank of Spain, its authorization is deemed granted. However, absent objection by the Bank of Spain, it may extend the period for closing the proposed transaction.

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

If the Bank of Spain determines at any time that the influence of a person who owns a significant participation of a bank may adversely affect that bank’s financial situation, it may request that the Ministry of Economy and Finance: (1) suspend the voting rights of such person’s shares for a period not exceeding 3 years; (2) seize control of the bank or replace its board of directors; or (3) revoke the bank’s license.

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

Tender Offers

Royal Decree 432/2003 of April 11, 2003 (“RD 432/2003”) modified previous regulations on tender offers set forth by Royal Decree 1197/1991 of July 26, 1991 (“RD 1197/1991”) reinforcing the protection of minority shareholders and introducing certain changes intended to make the tender offer regime more flexible.

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

Back to Contents

Tender offers are mandatory also, even without reaching the stake thresholds mentioned above, if such person or entity intends to appoint more than one third but less than half plus one of the target company’s board or more than half of the directors of the target company’s board.

These new cases also require the mandatory launching of a tender offer if, within two years from the date of the acquisition, the offeror nominates and appoints more than one third but less than half plus one of the target company’s board or more than one half of the target company’s board.

Finally, RD 432/2003 modifies the exceptions to the mandatory launching of a tender offer; it allows for conditional tender offers upon certain requirements being met and it substantially modifies the regime of competing tender offers.

Reporting Requirements

The acquisitions or transfers of shares of any company listed on a Spanish Stock Exchange where, following the transaction, the acquiror’s ownership participation reaches 5% or any multiple of 5% of the capital stock of such company, or the seller’s participation is reduced from one of the above mentioned levels of ownership, must be reported, within 7 business days after such acquisition or transfer. The reporting must be made to the company that issued the traded shares, to the Governing Companies (Sociedades Rectoras) of the Spanish stock exchanges on which such company is listed, and to the CNMV. This threshold percentage will be 1%, or any multiple of 1%, whenever the acquirer, or the person who acts on his/her behalf, is a resident of a tax haven as defined in accordance with Royal Decree 1080/1991, or of a country or territory where there is no authority entrusted with the supervision of the securities markets, or when the designated authority declines to exchange information with the CNMV. The Minister of Finance is required to specify countries and territories in such cases, as proposed by the CNMV.

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

The directors of any company listed on a Spanish stock exchange must report to the CNMV to the Governing Companies (Sociedades Rectoras) of the Stock Exchanges on which the company is listed, and to the company itself, the amount of shares or option rights over the company’s shares that they hold at the time of their appointment (or, if applicable, report that they own no shares or options) directly, through companies they control or any other intemediary, regardless of the amount, and must report all acquisitions or transmissions of shares in the company, regardless of the amount that they carry out by themselves or by means of either the companies they control or an intermediary. The directors must also report the acquisition or transfer of option rights over the company’s shares.

In addition, managers of any listed company must report to the CNMV the acquisition of shares and option rights over shares as a result of a compensation plan related to the shares’ price. Any change of the aforesaid plans must be also reported.

Board of Directors

Our Board of Directors may be made up of a minimum of 14 and a maximum of 30 members, appointed by the general meeting of shareholders. Members of the Board of Directors are elected for an initial term of three years but can be re-elected. One third of the members of the Board are elected each year. Although there is no provision in Spanish law regarding the composition of a board of directors, the Regulation of the Board, following best corporate governance practices in Spain, provide that in exercising its powers to make proposals at the General Shareholders’ Meeting and to designate Directors by interim appointment to fill vacancies, the Board shall endeavour to ensure that the external or non-executive Directors represent a majority over the executive Directors and that the former include a reasonable number of independent Directors.

These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. See “Item 6. Directors, Senior Management and Employees — C. Board Practices —Independence of the Directors on the Board of Directors”. The Bank currently complies with this requirement.

Back to Contents

Certain Powers of the Board of Directors

The actions of the members of the board are limited by Spanish law and certain general provisions contained in our by-laws. For instance, Article 32 of our by-laws states that the Directors will be liable to Banco Santander Central Hispano, to our shareholders and to our corporate creditors for any damages that they may cause by acts or omissions which are contrary to law or to the by-laws or by acts or omissions contrary to the duties inherent in the exercise of their office.

A Director’s power to vote on a proposal, arrangement or contract in which such Director is materially interested is not regulated by our by-laws. Conflicts of interest are regulated by Article 27 of the Regulations of the Board. Under Article 27, a Director is obliged to inform the Board of any direct or indirect conflict of interest which may exist with the Bank. If such a conflict relates to a particular transaction, then the Director (i) may not undertake the transaction without the Board’s authorization (such authorization can only be granted following a report of the Appointments and Remuneration Committee); and (ii) the Director may not take part in the discussion or voting regarding the transaction to which the conflict relates.

Our by-laws provide that the Directors may, by resolution of the Board, direct the subscription, acquisition, purchase, exchange, pledge and sale of public securities, shares, debentures, bonds and warrants. The Board is empowered to exercise borrowing powers without restriction as to limit or otherwise on behalf of the Bank, subject only to the power to authorize the issue of bonds, which is vested in the shareholders.

The board of directors may pass resolutions in order to establish the amount of each payment of any capital call with respect to partially paid-in shares. The board will also establish the period within which the payments must be made and other details, all of which must be published in the “Boletín Oficial del Registro Mercantil” (the Official Gazette of the Mercantile Register). Any delays in the payment of capital calls will bear interest starting from the day when the payment is due and without the need for any judicial or extra-judicial summons. We will also be able to take any action authorized by law to collect such sums.

Our by-laws provide that the members of the Board, and, if applicable, the Executive Committee (Comisión Ejecutiva) and the Bank’s Executive Vice Presidents, shall receive as a joint participation in the Bank’s annual results for performing their duties an aggregate amount equal to 5% of the Bank’s annual results, provided, however, that the Board may resolve that such percentage be reduced in those years in which the Board deems it justified. In practice, the amount so distributed is lower than the 5% limit mentioned above. In addition, the Board shall distribute the resulting payment among the participants in such manner and amount as may resolved annually by the Board with respect to each of them.

In order to set the specific amount corresponding to such participation, the percentage decided by the Board shall be applied to the year’s results.

In any event, before any payments in respect of the Directors’ participation can be made, the Bank must have made all allocations that have priority to such participation pursuant to applicable legislation.

Regardless of the foregoing, the members of the Board and of the Executive Committee are entitled to receive attendance fees, as well as such remuneration as may be applicable for the performance of their duties within the Bank other than their duties as a Director. These amounts are approved by the Board of Directors with the prior proposal from the Appointments and Remuneration Committee.

Directors may also receive compensation in the form of shares of the Bank or options over the shares, or other remuneration linked to share value following a resolution adopted by the shareholders at the General Shareholders’ Meeting (conducted in accordance with our by-laws and applicable Spanish legislation).

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

Back to Contents

     C. Material contracts.

During the past two years, the Bank was not a party to any contract outside its ordinary course of business that was material to the Group as a whole.

     D. Exchange controls.

Restrictions on Foreign Investments

Under present regulations, foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation on the amount other than applicable taxes. See “Taxation”. On July 4, 2003, Law 19/2003 was approved which updates Spanish exchange control and money laundering prevention provisions, by recognizing the principle of freedom of the movement of capital between Spanish residents and non residents. The law establishes procedures for the declaration of capital movements for purposes of administrative or statistical information and authorizes the Spanish Government to take measures which are justified on grounds of public policy or public security. It also provides the mechanism to take exceptional measures with regard to third countries if such measures have been approved by the European Union or by an international organization to which Spain is a party. The Spanish stock exchanges and securities markets are open to foreign investors. Royal Decree 664/1999, on Foreign Investments (April 23, 1999), established a new framework for the regulation of foreign investments in Spain which, on a general basis, will no longer require any prior consents or authorizations from authorities in Spain (without prejudice to specific regulations for several specific sectors, such as television, radio, mining, telecommunications, etc.). Royal Decree 664/1999 requires notification of all foreign investments in Spain and liquidations of such investments upon completion of such investments to the Investments Registry of the Ministry of Economy, strictly for administrative statistical and economical purposes. Only investments from “tax haven” countries (as they are defined in Royal Decree 1080/1991), shall require notice before and after performance of the investment, except that no prior notice shall be required for: (1) investments in securities or participations in funds of the investment that are registered with the CNMV, and (2) investments that do not increase the foreign ownership of the capital stock of a Spanish company to over 50%. In specific instances, the Counsel of Ministers may agree to suspend, all or part of, Royal Decree 664/1999 following a proposal of the Minister of Economy, or, in some cases, a proposal by the head of the government department with authority for such matters and a report of the Foreign Investment Body. These specific instances include a determination that the investments, due to their nature, form or condition, affect activities, or may potentially affect activities relating to the exercise of public powers, national security or public health. Royal Decree 664/1999 is currently suspended for investments relating to national defense. Whenever Royal Decree 664/1999 is suspended, the affected investor must obtain prior administrative authorization in order to carry out the investment.

     E. Taxation.

The following is a discussion of the material Spanish and U.S. federal income tax consequences to you of the acquisition, ownership and disposition of the ADSs or shares.

The discussion of Spanish tax consequences below applies to you only if you are a non-resident of Spain and ownership of ADSs or shares is not effectively connected with a permanent establishment or fiscal base in Spain and only to U.S. residents entitled to the benefits of the Convention Between the United States and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”).

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

      Taxation of dividends

Under Spanish law, dividends paid by a Spanish resident company to a holder of ordinary shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to Spanish Non-Resident Income Tax at a 15% rate, which is also the rate to which you may be entitled to under the Treaty.

Back to Contents

We will levy the withholding tax on the gross amount of dividends at a 15% tax rate, following the procedures set forth by the Order of April 13, 2000.

      Taxation of capital gains

Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. For Spanish tax purposes, income obtained by you if you are a U.S. resident from the sale of ADSs or shares will be treated as capital gains. Spanish non-resident income tax is currently levied at a 35% tax rate on capital gains obtained by persons not residing in Spain for tax purposes who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation.

Notwithstanding the above, capital gains derived from the transfer of shares on an official Spanish secondary stock market by any holder who is a resident at a country that has entered into a treaty for the avoidance of double taxation with Spain containing an “exchange of information” clause will be exempt from taxation in Spain. In addition, under the Treaty, capital gains realized by you upon the disposition of ADSs or shares will not be taxed in Spain provided you have not held, directly or indirectly, 25% of our stock during the twelve months preceding the disposition of the stock. You are required to establish that you are entitled to this exemption by providing to the relevant Spanish tax authorities an IRS certificate of residence in the United States, together with the appropriate Spanish tax form, not later than 30 days after the capital gain was realized.

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

      Spanish inheritance and gift taxes

Transfers of shares or ADSs upon death or by gift are subject to Spanish inheritance and gift taxes (Spanish Law 29/1987) if the transferee is a resident in Spain for tax purposes, or if the shares or ADSs are located in Spain at the time of gift or death, or the rights attached thereto could be exercised or have to be fulfilled in the Spanish territory, regardless of the residence of the beneficiary. In this regard, the Spanish tax authorities may determine that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. The applicable tax rate, after applying all relevant factors, ranges between 0 and 81.6% for individuals.

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

U.S. Tax Considerations

The following summary describes the material United States federal income tax consequences of the acquisition, ownership and disposition of ADSs or shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The summary applies only to U.S. Holders (as defined below) that hold ADSs or shares as capital assets for tax purposes and does not address special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

Back to Contents

•	dealers and traders in securities or foreign currencies;

•	holders holding ADSs or shares as part of a hedge, straddle, conversion transaction or other integrated transaction;

•	holders whose “functional currency” is not the U.S. dollar;

•	holders liable for alternative minimum tax;

•	tax exempt organizations;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	holders that own 10% or more of our voting shares; or

•	persons who acquired our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation.

The summary is based upon tax laws of the United States including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which may affect the tax consequences described herein possibly with retroactive effect. In addition, the summary is based on the Treaty and is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms. Prospective purchasers of the ADSs or shares are urged to consult their own tax advisers as to the United States, Spanish or other tax consequences of the acquisition, ownership and disposition of ADSs or shares in their particular circumstances, including the effect of any U.S. state or local tax laws.

As used herein, a “U.S. Holder” is a beneficial owner of ADSs or shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

In general, for United States federal income tax purposes, U.S. Holders of ADSs will be treated as the holders of the underlying shares represented by those ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

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

Taxation of Distributions

Subject to the discussion of the passive foreign investment company rules below, to the extent paid out of our current or accumulated earnings and profits (as determined in accordance with United States federal income tax principles), distributions, including any Spanish withholding tax, made with respect to ADSs or shares (other than certain pro rata distributions of our capital stock or rights to subscribe for shares of our capital stock) will be includible in the income of a U.S. Holder as foreign source ordinary dividend income. Such dividends will not be eligible for the “dividends received deduction” generally allowed to corporations receiving dividends from domestic corporations under the Code. The amount of the distribution will equal the U.S. dollar value of the euros received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for U.S. Holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any euros received into U.S. dollars at that time. Any gains or losses resulting from the conversion of euros into U.S. dollars will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source.

Back to Contents

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to a non-corporate U.S. holder paid before January 1, 2009 will be taxed at a maximum rate of 15%. Non-corporate holders should consult their own tax advisers to determine the implications of the rules regarding this favorable rate in their particular circumstances.

Subject to certain generally applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability for Spanish withholding taxes. The limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Spanish taxes in computing taxable income, subject to generally applicable limitations under U.S. law.

A U.S. Holder must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends. The rules governing foreign tax credits are complex and, therefore, U.S. Holders are urged to consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

Sale and Other Disposition of ADSs or Shares

Subject to the discussion of the passive foreign investment company rules below, gain or loss realized by a U.S. Holder on the sale or exchange of ADSs or shares will be subject to United States federal income tax as capital gain or loss (and will be long-term capital gain or loss if the U.S. Holder held the shares or ADSs for more than one year) in an amount equal to the difference between the U.S. Holder’s tax basis in the ADSs or shares and the amount realized on the disposition. Gain or loss, if any, will be U.S. source for foreign tax credit purposes. The deductibility of capital losses is subject to limitations. Long-term capital gain of a non-corporate U.S. holder is generally taxed at a preferential rate.

Passive Foreign Investment Company Rules

We believe that we are not a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes for the taxable year 2004. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25 percent owned equity investments) from time to time, and based upon certain proposed Treasury Regulations that are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we are treated as a PFIC for any taxable year, gain recognized by a U.S. Holder on a sale or other disposition of ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to United States persons that may mitigate the adverse consequences resulting from PFIC status.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Back to Contents

     F. Dividends and paying agents.

Not Applicable

     G. Statement by experts.

Not Applicable

    H. Documents on display.

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the internet at http://www.sec.gov.

     I. Subsidiary information.

Not Applicable

Back to Contents

Item 11. Quantitative and Qualitative Disclosures About Market Risks

Introduction

Our risk management activities involve the integrated qualification and quantification of the different types of risk (credit risk, operational risk, reputational risk and market risk) which are assumed by our business units in their activities.

We have divided this section, according to the primary risks faced by the Group, in the following six parts:

•	Organization of Risk Management;

•	Global Risk Analysis Profile,

•	Credit Risk;

•	Operational Risk;

•	Reputational Risk; and

•	Market Risk

Part 1. Organization of Risk Management

Financial institutions need efficient risk management to generate value on a sustained basis. We use advanced techniques that make efficient risk management possible and, as a result, our risk management is in line with the principles of the New Basel Capital Accord (BIS II).

Our Risk Division reports directly to the third Vice-Chairman and Chairman of the Risk Committee.

This committee:

•	Sets our risk policies, in accordance with the Board's Executive Committee.

•	Ensures that the levels of risk assumed at the individual and global level meet the targets set.

•	Resolves operations beyond the powers delegated to bodies immediately below.

•	Empowers other committees lower down the hierarchy to deal with risks.

•	Receives information on the significant issues that it must know about and decide upon.

•	Regularly reviews the exposures to main clients, economic sectors, geographic areas and risk categories.

•	Supervises the fulfilment of risk objectives, the tools used to manage risk, the measures being taken to improve risk management, project performance and any other actions undertaken in this area.

•	Receives, evaluates and monitors the observations and recommendations which, for varying reasons, are made by the supervisory authorities.

•	Ensures that our measures are consistent with the level of risks previously agreed-upon.

The committee deals with all types of risk, including: credit, market, operational and reputational.

Other principles that guide our risk management are:

•	Independent function, with a shared hierarchy. While the objectives and methodologies are established by the Risk Division, the organizational structure is adapted to business needs and proximity to the customer (while maintaining risk quality criteria).

Back to Contents

•	Executive capacity supported by knowledge and closeness to the customer, in coordination with the business manager, as well as collective decisions via the corresponding Risk Committees.

•	Global scope (different types of risk) and single treatment of the customer (non-admission of risks from different units), without detriment to specialization by risk type and customer segment.

•	Collective decisions (including at the branch level) which ensure both different opinions and that results are not dependent on decisions by individuals.

•	Medium-low risk profile as a target, which requires a culture of consistency in a series of policies and procedures, among which are the following:

	–	Strong emphasis on monitoring of risks in order to have sufficient warning of possible problems.

	–	Risk diversification limiting our relative exposure to the overall risk of customers in the credit system.

	–	Avoid exposure to companies with ratings deemed to be below par, even when the risk premium available is proportionate to the level of internal rating.

The Board's members and its subsidiary bodies have the necessary skills and independence to supervise development of the general strategy, as well as the decisions taken by senior management which, in turn, sets the business plans, supervises the daily decisions and ensures they are in line with the objectives and policies set by the Board.

The bodies for risk matters are the committees that have been assigned powers for making decisions, controlling and monitoring risks. The table below describes these committees by order of importance.

Sphere	Level in the hierarchy	Name

Centralised	Executive	Executive Committee
Risks Committee of the Board

	Risk Division	Risks Management Committee
Global Committee of General
Directorate of Risks

Areas and Departments reporting to the Risks Division	Global Committee of Risks of Wholesale
Banking
(Coporate and Financial Entities)
Global Committee of risks of Company Banking
Global Committee of Standardised Risks
Global Committee of Financial Risks (Market)

Decentralised	Committee of Units	Risks Committee in Banks of the Group/Countries
Risks Committee in Branches Abroad
Risks Committee in Branches in regional areas or in business units
Other Committees

The Group has been using a series of techniques and tools for many years, which are mentioned in other parts of this section. They include:

•	Internal ratings, with valuation of the different components which, by client and facility (collaterals, maturities, etc), enable the probabilities of failure to be estimated (allowing us to calculate the expected loss on the basis of historical data).

•	Return on Risk Adjusted Capital (RORAC), used for pricing operations (bottom up) to analysis of portfolios and units (top down).

•	Economic capital estimated by valuating all types of risk (credit, business, etc.), both as a reference of the management by different building blocks and the return obtained, as well as in admission processes and reference limit of the global classifications of large clients.

•	Value at risk as an element of control and for setting the market risk limits of the different trading portfolios.

Back to Contents

•	Stress testing to complement the analysis of market and credit risk, in order to value the impact of alternative scenarios, including on provisions and capital.

The goal of the Risk Division is to establish, for the Group, a single and integrated risks function with a global mandate and multi-local execution which covers the different geographic areas where we operate. This division's mission is to provide an agile, effective and efficient service to clients, always maintaining the quality of risks.

The division is divided in two General Directorates:

•	General Directorate of Risk; and

•	General Directorate of Integrated Management and Internal Risk Control.

The General Directorate of Risk is responsible for the executive functions of credit and market risk management and it is adapted to the structure of business, by type of client:

•	Corporate Banking Risks;

•	Risks of Financial Institutions and Structured Products;

•	Company Banking Risks; and

•	Standardized Risks;

as well as by activity and geographic area (global view / local view):

•	Financial Risk Control and Consolidation;

•	Wholesale Risk Control and Consolidation; and

•	Credit Risk Control and Consolidation.

This structure strengthens the capacity to anticipate changes in the financial conditions of a client or a market, maintaining the quality and standards of the Group's risk and promoting dynamic and integrated management. In addition, under this General Directorate, there is an area that monitors use of the best practices in measurement and tools in order to be able to offer a large range of complex products, better analysis of risks and, in short, more efficient use of capital.

The General Directorate of Integral Management and Internal Control of Risk meets the requirements of organic independence established in the New Basel Capital Accord (BIS II). Its functions are to contribute a global view, measure risk, provide quality analysis and consistent methodologies for different risk exposures, as well as to provide adequate control and internal validation that ensure consistent and homogeneous processes and tools, via the following organisational structure:

•	RORAC Methodologies, Creation of Value and Economic Capital;

•	Global Analysis;

•	Operational Risk;

•	Validation of Internal Models;

•	Informational Systems; and

•	BIS II Project Coordination.

Both directorates report directly to the head of the Risk Division and third Vice-Chairman, thereby ensuring adequate co-ordination mechanisms.

Part 2. Global Risk Analysis Profile

Our risk profile at December 31, 2004 by types of risk and business units, is shown below (excluding Abbey):

Back to Contents

Distribution of economic capital
by types of risk

Credit	48%
Equity Stakes	23%
Rest of Market	9%
Business	8%
Structural Interest	7%
Operational	5%

Distribution of economic capital
by business units

Latin America	31%
Equity Investments	22%
Spain Retail	14%
Banesto	9%
Corporate Centre	8%
Global Wholesale	7%
Portugal	4%
Europe Consumer	4%
Asset Management and Priv. Bank	1%

By types of risk, credit continues to be the main source of our risk (48% of the global economic capital). The market risk of equity stakes was the second largest (23%). The balance of the risks (including structural interest or business) accounted for 29% of the capital.

The Integral Framework of Risks (MIR), developed in 2003, is the tool that we use to quantify, aggregate and assign economic capital and measure our risk adjusted return and that of our main business units. In accordance with this model, our diversification (the result of the multinational and multibusiness nature of its activity) results in a profit of 18%. In other words, our global risk, measured in terms of economic capital, is 18% less than the sum of the risk of our business units considered on their own. If Abbey were to be included in the calculations, we estimate this number would increase to 22%.

Our economic capital is calculated under the premise of supporting the risk of activity with a confidence level of 99.97%, equivalent to a rating of AA. Comparing economic capital figures with the capital funds available at December 2004, shows that the Group was sufficiently capitalised for an AA rating before and after the acquisition of Abbey.

The MIR results show a risk adjusted return for us in 2004 of 15.5%, which, with a cost of capital of 10.5%, means a high capacity to generate shareholder value.

This model was used to set, in the 2005 budget, the risk adjusted return objectives for our main business units, taking into account not only the return on the activity but also the risk incurred to achieve it and the return required by our shareholders.

We believe that this model will enable us to meet the new Basel regulatory requirements, specifically with respect to Pillar II.

Part 3. Credit Risk

Credit risk is the possibility of financial loss resulting from the failure of our clients or our counterparties to meet their obligations with us.

Back to Contents

Credit risk is our main source of risk (48% of the aggregate economic capital), and so identifying, measuring and managing such risk is vital in order to generate value on a sustained basis.

Our credit risk management not only identifies and measures the risk but also seeks the integration, control and mitigation of the different exposures and calculates the risk adjusted return.

The organization of the risks function is based on common principles and criteria shared by the different units. In order to develop it properly, we have a series of policies, procedures and management tools which, based on a common basic model, are adapted to the features of local markets and businesses.

The table below sets out our global credit risk exposure at December 31, 2004 (excluding Abbey):

Group Santander — Gross Exposure to Credit Risk
			Fixed income	Credit	Credit
	Clients	Clients	(trading	Entities	Entites
	outstanding	available	excluding	Outstanding	available	Derivatives	Total	%

Spain	155,186	35,723	23,366	6,471	730	9,472	230,949	62.5%
Parent bank	91,248	22,589	17,220	2,110	382	6,547	14,097	37.9%
Banesto	47,709	8,209	6,092	2,316	324	1,958	66,608	18.0%
Others	16,229	4,925	53	2,045	24	968	24,244	6.6%
Rest of Europe	37,477	7,611	9,096	4,343	729	1,393	60,649	16.4%
Germany	10,801	1,717	318	101	0	86	13,023	3.5%
Portugal	17,599	3,473	8,676	1,435	0	1,232	32,415	8.8%
Others	9,078	2,421	102	2,807	729	74	15,211	4.1%
Latin America	36,881	8,485	12,699	3,194	209	2,231	63,700	17.2%
Brazil	6,747	1,667	4,226	326	0	281	13,246	3.6%
Chile	10,719	241	1,151	223	209	772	13,315	3.6%
Mexico	9,920	4,819	3,556	1,807	0	817	20,920	5.7%
Puerto Rico	5,389	739	1,688	361	0	290	8,466	2.3%
Venezuela	1,497	686	1,024	289	0	0	3,496	0.9%
Others	2,608	334	1,053	189	0	71	4,256	1.2%
Rest of world	2,422	6,743	770	3,108	31	1,235	14,310	3.9%

Total Group	231,966	58,564	45,930	17,116	1,700	14,331	369,607	100%

% of Total	62.8%	15.8%	12.4%	4.6%	0.5%	3.9%	100.0%

Date at 12/31/04 Derivatives in credit risk equivalent, including Repos, excluding doubtful loans.

Regarding the geographic distribution of credit exposure, Abbey's acquisition has significantly increased Europe's relative share in the Group to 85%. Spain, with 44%, still represents the largest credit risk exposure, followed by the UK (30%). Latin America's share has dropped to 12%, while that of non-investment grade countries is only 4% of the total.

The charts below show the distribution of the exposure (EaD), according to the equivalent external rating of the main groupings of credit risk and the expected loss for each tranche:

Back to Contents

The rating distribution in the portfolio of clients is a typical profile in retail banking. Most of the ratings below BBB are the portfolios of small and medium sized companies (“SMEs”), consumer loans and part of our mortgage portfolios. They have a high degree of fragmentation, lower proportional consumption of capital and levels of expected loss comfortably covered by the spread on the operations.

The table below shows the distribution of the Group´s exposure by type of customer:

Distribution of exposure by customer
Segments at December 31, 2004
		Average
	% of exposure	expected loss (EL)

Public sector	2.6	0.49
Corporate	23.2	0.27
SMEs	33.8	0.73
Mortgages (individuals)	23.6	0.29
Rest of individuals	16.7	1.58
Rest of segments	0.1	1.87

Total	100.0	0.66

Data at 12/31/04
Exposure at default . Source MIR. Excluding Abbey

3.1. Customer segmentation for credit risk management

Credit risk management is conducted according to customer segments and the features of products.

The Corporate Banking Risk Area treats customers on a global basis (large companies and multinational financial groups). For large companies, there is a pre-classification model (setting of a maximum internal limit on risk), based on a system of measurement and monitoring of risk capital. In addition, financial institutions have a specialized treatment and the technical monitoring and follow-up of structured finance has been optimized.

The Company Risk Area has strengthened the identification of business opportunities in order to improve business issues by setting common business-risk goals. Meanwhile, the underwriting process has been made more efficient by establishing pre-classifications under a more streamlined model and aimed at those companies which meet certain requirements (high knowledge, rating, etc.).

For its part, the Standardized Risk Area deals with retail clients (small companies, businesses and individuals). These risks are managed on a decentralized basis, following policies and measures that are designed centrally, and is supported by automatic systems for valuation and decision-making that produce effective risk management which is also efficient in terms of resources.

At the end of 2004, we published the Corporate Framework of Standardized Risk Management which aims to homogenize the main principles for managing this type of risk from the perspective of planning the credit cycle, the quality of decision-making models and control of management indicators.

3.2. Rating tools

We have been using internal ratings to assess and track risk for more than 10 years. The aim is to measure the degree of risk of a client or transaction. Each rating corresponds to a certain probability of default or non-payment, based on historical data and past experience.

In the case of corporate and company risks, the process for assigning ratings varies according to the segment. The weight of the view of the analyst is greater in the case of large clients, which involve more complex analysis, while the rating of clients and operations in retail segments is based more on pre-established rules of valuation where a more automatic treatment can be used. The process of assessment can differ depending on the business sector (financial entities, public institutions, industrial companies, real estate development, etc.).

Back to Contents

The table below shows our valuation tools:

Valuation tools
	Management	Valuation tool	Analysis citration

Governments, financial Institutions and global corporates	Centralised Group	Rating	10% view of analyst
Local corporations	Centralised entity	Rating	100% view of analyst
Companies	Decentralised	Scoring	Automatic valuation
(quantitative areas)+
analyst view
Micro companies and businesses	Decentralised	Scoring	Automatic valuation
Individuals	Decentralised	Scoring	Automatic valuation

During the tracking phase the ratings are regularly reviewed, at least once a year, and new financial information and the experience in the development of the banking relation are taken into account. The regularity of the reviews increases in the case of clients who reach certain levels in the automatic warning systems and in those classified as special watch.

The system for assessing companies is used for other of our subsidiaries both in Spain and abroad, including our banks in Portugal and Latin America. The depth of historical data available enables us to determine the probability of default associated with each rating. The tools to assign ratings used by the units abroad were improved during 2004 by introducing valuation models based on statistical models created with empirical data.

The table below on the left shows the distribution of the number of companies with outstanding risk by rating for Banco Santander Central Hispano, Spain. The table below on the right shows the distribution of outstanding risk balances by rating for Banco Santander Central Hispano, Spain.

In the case of standardized risks (retail), different automatic valuation systems are applied on the basis of the segment, product and channel (for example, mortgages via branches, consumer loans via agents, loans to businesses, etc). These admission systems are complemented by performance models on the basis of the available information in the Group in monitoring processes and pre-granting of risks.

Each of the yield curves of the charts below reflects the non-performing loans of operations with individuals granted in Spain every year (“vintages”) until maturity. The age of this base enables us to simulate future performances.

Back to Contents

3.3. Master scale or ratings

We have a Master Scale (see table below), whose purpose is to make comparable, at the same rate of anticipated default, the different ratings which are used in the various homogeneous segments of risk.

This scale is based on comparing the internally estimated probabilities of default for the Bank's portfolio with the history of defaults associated with each level of external rating, according to the publications of the rating agencies.

For purposes of comparison, the definition of default used for internal measurements for the purposes of the master scale is based on legal claim situations and not on 90 days of non payment. For the purposes of BIS II or statistical provisions, the probabilities of default are based on 90 days of non payment.

Master scale or ratings

External rating	Probability of default	Standard & Poor's	Moody's

9.3	0.014%	AAA	Aaa
9.2	0.016%	AA+	Aa1
9.0	0.019%	AA	Aa2
8.5	0.03%	AA-	Aa3
8.0	0.05%	A+	A1
7.5	0.08%	A/ A-	A2/A3
7.0	0.13%	A-/BBB+	A3/Baa1
6.5	0.21%	BBB+/BBB	Baa1/Baa2
6.0	0.33%	BBB	Baa2
5.5	0.53%	BBB-	Baa3
5.0	0.85%	BB+	Ba1
4.5	1.37%	BB	Ba2
4.0	2.19%	BB-	Ba3
3.5	3.52%	B+	B1
3.0	5.65%	B+/B	B1/B2
2.5	9.08%	B	B2
2.0	14.58%	B-	B3
1.5	23.42%	CCC	Caa1
1.0	37.60%	CC	Ca

3.4. Concept of expected loss

As well as assessing the client, the analysis of transactions includes aspects such as the maturity, the type of product and the collaterals that exist, which is done through adjusting the initial rating. As a result, not only is the probability of default (PD) taken into account, but also the exposure at default (EaD) and the loss given default (LGD).

By estimating these three factors, the expected loss of each operation can be calculated. Its correct calculation is very important as it ensures that the price adequately reflects the resulting risk premium, and the expected loss is reflected as one of the costs of the activity.

The following charts, reflecting data on non-performing loans in Spain, include the distribution of defaulted consumer and mortgage loans since 1995, according to the percentage of recoveries, after deducting all costs -- including financial and opportunity-- incurred in recovery.

Back to Contents

In the international sphere, the proposal of the Basel Committee to reform the 1988 Capital Accord is also based on the concept of expected loss in order to determine the minimum levels of regulatory capital in the most advanced frameworks based on internal ratings.

3.5. Measurements of expected loss

Our expected credit risk loss (excluding Abbey), at the end of 2004, was €1,755 million (0.52% of the exposure, equivalent to 0.48% of the gross exposure and 0.76% of the risk balance of clients). The distribution of the expected loss by areas is as follows:

Group Santander
Expected loss
(% of EaD)

Santander Central Hispano
Expected loss and ecnomic capital by customer segments

	Oustanding	Expected	Expected	Economic
Portfolio	risk	loss (%)	loss	Capital (%)

Corporate	16.975	0,13	23	2,18
Business	29.905	0,33	99	4,55
Institutions	7.418	0,21	15	3,10
Micro-businesses	13.705	0,83	114	7,41
Individuals	38.735	0,41	159	2,68
Individuals Mortgage	32.742	0,23	75	1,72
Individuals other	5.993	1,41	84	7,93

Total	106.739	0,38	410	3,76

Data of 21/31/2004. Amounts in millions of euros. Including securtized balances. Economic capital excludes concentration effect.

The provisional estimate of the expected loss of the whole Group, including Abbey, is €2,014 million (0.37% of exposure). The estimated expected loss of Abbey is 0.10%.

Back to Contents

While the estimates of expected losses at the units in Spain are the bottom-up result of internal measurement models, the estimates for other units - with some exceptions – are generally the result of top--down approximations, in so far as the measurements of the internal models in these units are consolidated.

3.6. Test of reasonableness in expected loss of the parent bank

To test the calculation model for expected loss, the following table compares specific provisions, net of recoveries, that were actually allocated for the portfolio of Banco Santander Central Hispano over the last few years with the estimated expected loss.

Net loan loss provisions and expected loss Parent bank-Spain (% of a average risk)

											Average
										95-04	adjusted to	Expected
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	average	the cycle	loss

0.90	0.53	0.40	0.12	0.07	0.11	0.21	0.27	0.19	0.16	0.30	0.37	0.38

The allocations fell substantially during 1995-99, grew again in the subsequent years as a result of the slowdown in the Spanish economy, thereby reflecting their cyclical nature, and declined again in 2003 and 2004.

The average losses must be adjusted to the effect of the economic cycle. The average of 0.37% adjusted in terms of the cycle is close to the 0.38% envisaged in the model.

Back to Contents

3.7. Measurements of cost of credit (observed loss)

The following charts show the cost of credit risk at Grupo Santander (excluding Abbey) and our main business areas during 2004 and in comparison with previous years, measured through different approaches:

The cost of credit has been falling over the years, both in the Group as well as in our main units, particularly in Latin America.

3.8. Quantifying the risk premium

Our risk policy focuses on maintaining a medium-low risk profile, both in credit risk as well as market risk.

In credit risk, this qualitative objective can be quantified in terms of expected loss. The expected loss target for business in Spain must not exceed 0.40% of the outstanding balance of risk, while for the Group as a whole it should not be more than 1.00%.

Back to Contents

3.9. Concept of economic capital. RORAC methodology

Credit losses can surpass the level of expected loss for various reasons (economic cycle, concentration of exposure, errors in the model). The volatility of losses or unexpected loss is the real credit risk. While provisions are in response to the expected losses, institutions endow themselves with capital to cover the contingency of higher than expected credit losses. Just as the provisions, or the margin of operations, must be sufficient to cover the expected loss, the economic capital must be adequate to cover the unexpected losses, ensuring the continuity of business.

Conceptually, economic capital cannot cover with 100% probability all the losses that eventually could occur. The maximum loss, in credit risk, will be produced if all the assets are in default at the same time and nothing is recovered. Such an event, highly unlikely, is not fully covered by the economic capital, which nevertheless is allocated to cover very high losses (which are very unlikely but if they occur can threaten continued activity).

The Bank decides the level of losses it wants to cover with economic capital (the level of confidence with which it wants to ensure the continuation of its business). In our case, this confidence level is 99.97%, above the 99.90% assumed by the regulatory capital formulas proposed in the New Basel Capital Accord. The difference between both levels means assuming a default probability for the Group of 0.03% instead of 0.1%, three times lower than the proposal of BIS II.

In terms of external rating, a confidence level of 99.97% requires having sufficient capital to be rated AA, while 99.90% would only allow a rating of A-, given the higher probability of default associated.

Traditionally, the concept of economic capital has been contrasted with that of regulatory capital, as regulatory capital is required for the regulation of solvency and which, until its next reform, suffers from an insufficient sensitivity to risk. However, the reform of the 1988 Capital Accord is intended to bring both concepts closer together.

If one looks at each operation, the economic capital calculation is based on the same variables needed to calculate the expected loss (i.e., the client's rating, the maturity and the collaterals of the operation). By aggregation, the economic capital of the rest of the operations of this client can be calculated and, bearing in mind the appropriate factors of diversification/correlation of a portfolio of clients, of a business unit and of the bank as a whole.

For its part, the margin of operations must not only cover costs, including the expected loss or the risk cost, but also be sufficient to achieve an adequate return on the economic capital consumed.

The RORAC methodology enables an analysis of whether the return on a transaction covers the risk cost -- the expected loss -- and the cost of capital invested by an institution in the transaction.

Determining the cost of capital is closely linked to calculating the RORAC target, which means a minimum return threshold for risk operations. If an operation does not reach the RORAC target, it could be covering costs, but not making a return on the capital at the level required by us.

The Bank regularly reviews the RORAC target to ensure that the authorized operations generate shareholder value. It is calculated on the basis of two components, the return required by shareholders plus that needed to cover operating costs.

The return required by shareholders or the cost of capital (also called the hurdle rate) is calculated by adding up the free rate of long-term risk and the premium required for shareholders in order for them to invest in Santander shares. The cost of capital calculated at the end of 2004 was 10.5%.

Back to Contents

The chart below shows Banco Santander Central Hispano’s expected loss and RORAC by segments:

The target RORAC is 29%, slightly higher than the sum of the cost of capital plus operating costs and this is because we want to achieve an adequate return on our operations, higher than the minimum required by the average shareholder.

RORAC methodology enables the return on operations, clients, portfolios and businesses to be made on a homogeneous basis, identifying those that obtain a risk adjusted return higher than the cost of our capital, and so aligning risk and business management with the overall objective of creating value.

We have been using RORAC methodology in our credit risk management since 1993, with the following purposes:

•	To analyze and set prices during the decision-making process for operations (admission) and clients (monitoring).

•	To estimate the capital consumption of each client, portfolio or business segment, in order to facilitate the optimal allocation of economic capital.

•	To calculate the level of provisions that correspond to average expected losses.

3.10. Internal systems of risks

One of the main objectives of the New Basel Accord is to adopt rigorous risk management practices in line with the most advanced financial institutions.

One of our hallmarks is to be at the forefront of these practices. For example, when the Bank of Spain introduced in 1999 statistical or anti-cyclical provisions which anticipated the rules and discipline of BIS II, we were the pioneer among large Spanish banks in requesting and obtaining recognition of our internal credit models in line with the norms and disciplines included in Basel II.

The results have been positive for the following reasons:

•	The validation process by the supervisors helps to improve and perfect the initial model.

•	The internal controls required strengthen the climate of security and implementation of the model, and involve other areas.

•	It serves to contrast methodologies used and their performance, encouraging the skills to conduct the ratings in a coherent, accredited and valid way.

•	It helps to clarify the drawing up of rules and protocols with which the information has to be treated in the systems and ensure their reliability.

•	It introduces the need for recurring qualitative analysis of data or developments observed, trends and sensitivity, as well as comparisons with external sources and identification of differences that could give rise to proposals.

Back to Contents

•	It enables us to anticipate with a high degree of accuracy and security what will be the internal models of BIS II, facilitating and ensuring a transition that, in other circumstances, might be very difficult and complex.

Experience in this field has confirmed the usefulness and necessity of independent functions of integrated management and risk, as is required by the New Basel Accord and which we have put into effect with the new organizational structure of the Risk Division.

As a continuation of this policy, we have requested recognition from the Bank of Spain of its new internal model for calculating coverage as referred to in Circular 4/2004.

3.11. Revised framework of international convergence of capital measures and capital standards

We are committed to the principles behind the Revised Framework of International Convergence of Capital Measurement and Capital Standards (Basel II). For this reason, we are actively involved in different forums on the issue, both Spanish and international. We have also stepped up contacts with the regulatory and supervisory authorities in different countries, contributing constructively to improving those technical aspects that could be asymmetric, unfavorable or far from the main objectives of the Basel II agreement.

We aspire for formal recognition, when the time comes, of our internal risk models, in accordance with the requirements of BIS II.

With this in mind, we developed an internal project that enabled our own calculation methods to be approved, under Bank of Spain Circular 9/99. In 2002, with the same goal, we launched our Master Plan to develop internal Basel II models.

The development of the Master Plan gave rise to a series of actions, many of which have been implemented, including:

•	Adjustments to the Master Plan to the needs of countries and specific units.

•	Adjustments and updates focused on Basel II in admission tools, which have been used for some years.

•	Creation of teams of local risk controllers in each country and unit, in full coordination with local organizations.

•	Identification of information requirements in applications and systems, both current and future.

•	Availability of a recurring supply of necessary information.

•	Creation of teams of operational risk coordinators in each unit or country.

For some time now, the measures needed in the Group regarding the Revised Framework have been channelled and developed via a Basel II Corporate Project, whose objective is to lead, coordinate, support and supervise the activities of our different areas affected by the new requirements, in order to adapt to them in the form and time required.

On the basis of the measures taken so far, as well as the estimates made for the whole Group in the quantitative impact studies, we can conclude that the impact on capital of the new agreement will be slightly favourable in its current state, even after incorporating the new requirements for operational risk.

The unit's management (General Directorate of Integral Management and Internal Control of Risk) which, in the sphere of the Risk Division, is responsible for developing and coordinating the necessary works for Basel, provides the necessary coverage which enables the principles of the New Agreement to be met, including:

•	Collaboration in the internal process of capital evaluation and in the setting of capital objectives that are in line with our risk profile and control environment, via the necessary methodologies.

•	Coordination of the necessary systems to monitor at the global level the composition and quality of the different risk portfolios.

•	Integral evaluation with the inclusion in the capital estimation process of all the risks facing the Group.

Back to Contents

•	Active and independent participation in the development, selection, application and validation of the rating models. Also, examination of the rating criteria, analysis and documentation of the changes, and verification that the definitions of the ratings are applied coherently in the different units and in the various geographic areas. Lastly, assuming responsibility for drawing up and analyzing reports on the systems, historic data, migration and trends.

•	The internal control structure, essential for evaluating capital, guarantees the existence of a consistent and coherent process for measuring various risks, the system for relating risk to the level of capital and observation of internal policies.

•	Prior evaluation of internal models, and their internal validation prior to that by the supervisor, thereby ensuring that the models function in accordance with their design.

•	In methodologies, it can be used to demonstrate to the supervisor that all the initial and successive requirements are met, so that the systems and processes for estimating risks provide a significant evaluation, with different risk indicators and reasonably precise and coherent quantitative results, as well as ensuring these processes are consistent in their internal use.

3.12. New Bank of Spain Circular

On December 22, 2004 the Bank of Spain published Circular 4/2004 on Credit Entities, which includes on Appendix IX the Analysis and Coverage of Credit Risk.

The most noteworthy aspect of this Circular was the toughening of the criterion for doubtful loans which will mean an increase in the balance of doubtful loans. However, this more conservative criterion for the recognition of doubtful loans is in line with our internal policy of risks and does not entail a need to change the internal risk management procedures, which are always focused on active and rapid management of risk as of its entry into a past due situation, and even before, via risk monitoring procedures.

3.13. Control and monitoring systems

Control is paramount in order to ensure adequate management of credit risk and maintain a risk profile within the parameters set by the Board and by senior management.

This function is carried out by various mechanisms inside and outside the Risk Division.

Within the Division, and independent of the business areas that characterize the Division, decision-making in the admission phase is subject to a system of powers delegated for risk authorization and management by the Risk Committee of the Board of Directors. The decisions in the admission phase are predominantly collective.

The 2005 Limits Plan was implemented against this background at the end of 2004 which, in synthesis, constitutes the formalization of a document that enables the balance sheet and the inherent risks to be fully managed, establishing the acceptable level of risk of the different factors measured.

The goals of this plan are to:

•	Facilitate an integrated view and management of risk.

•	Establish a framework of coherent action for all risks assumed.

•	Determine the acceptable risk level and, in consequence, the limits available to reach the objectives.

•	Act as a framework of activity, subject to review when necessary.

The Risk Area has the specific function of monitoring risks for which resources and responsible persons are identified. This function is based on permanent attention in order to ensure there is a punctual reimbursement of operations and anticipation of circumstances that could affect normal development.

We have a system called Companies in Special Watch (FEVE) which has four levels, categorized on the basis of the degree of concern arising from negative circumstances (track, reduce, secure, extinguish). The inclusion in these levels means automatically reducing delegated powers. Clients in FEVE are reviewed at least every six months, and every quarter for the most serious cases. A company can end up in special watch as a result of monitoring, a change in the rating assigned, a review conducted by internal auditing or automatic warnings.

Back to Contents

Ratings are reviewed at least every year, but if weaknesses are detected or on the basis of the rating, a review is done more regularly.

The table below shows our ratings of risk balances according to the FEVE monitoring system:

Ratings of risk balances according to the FEVE monitoring system

December’04	Extinguish	Secure	Reduce	Track	Total Feve

Spain- parent bank	391	86	1,697	6,5636	8,710
Portugal	257	72	257	1,102	1,683
Latin America	505	22	632	2,059	3,218

The units of control, analysis and consolidation also conduct control and monitoring tasks. The main functions are to obtain a global view of risk, analyze possible future scenarios and global treatment of information for management, as well as to promote and to follow-up on the common risk policies and to analyze their impact on the Group, ensuring fulfilment of local and Spanish legislation.

The General Directorate of Integral Management and Internal Control of Risk, under the principles of organic and functional independence from management of risk admission and monitoring as required by the New Basel Accord, performs specific tasks relating to control of credit risk internal models such as:

•	Control of methodologies and procedures.

•	Regular control of effectiveness and the predicting ability of rating and scoring tools (backtesting).

•	Control of operational risk, taking into account the interrelation between this and credit risk management.

•	Periodic global review of loan portfolios, losses registered in credit risk and of our risk positioning by analyzing the portfolio and risk profiles.

•	Contacts with the internal auditing unit, the external auditing firm, the inspection services of the Bank of Spain and other supervisory bodies.

The recognition by the regulatory authorities of internal credit risk management models is a further guarantee of the degree of internal control because it is a requirement for the validation of these models.

3.14. Performance of the main magnitudes in 2004 (excluding Abbey)

Our ratio of non-performing loans (“NPLs”) was 1.27% at the end of 2004, 28 basis points lower than the 1.55% ratio at the end of 2003. NPL coverage rose by 43 points during the year to 208.0%. The specific provisions in 2004, net of recovered write off, dropped 11.2% to €693.6 million.

Back to Contents

The graphs below show our NPL ratio and coverage:

Our NPL ratio in Spain remained at a low and ended the year at 0.65%, 22 basis points lower than at the end of 2003. Coverage reached 329%, 105 points higher than in 2003.

In Portugal, where economic growth is weaker, the NPL ratio was 3.1% at the end of 2004, higher than the 2.3% recorded in December 2003. The high level of securitization activity had some bearing on this increase (taking secured balances into account, the ratio would be 2.3%.) Coverage was 111%, 14 points lower than at the end of 2003.

The NPL ratio of Santander Consumer, including Hispamer in Spain, CC Bank in Germany and Finconsumo in Italy, and the finance companies acquired in 2004 (PTF, Elcon and Abfin), rose to 2.2%, due to a rise in doubtful balances in Germany in a still unfavourable economic environment. Coverage increased to 153%, four points higher than in 2003.

Latin America's NPL ratio at the end of 2004 was 2.6%, 1.3 points lower than in 2003. Almost all countries reduced their NPL ratios. Coverage reached 162%, 37 points more than in 2003. Mexico, Chile and Puerto Rico, which are all rated investment grade countries by international agencies, account for 68% of the exposure with customers.

Back to Contents

The table below shows Latin America’s amount of risk, NPL and coverage ratios as of December 31, 2004 and 2003:

Latin America Risk, NPL Ratio and Coverage EUR millions

	Risk		NPL ratio (%)		Coverage (%)
	dec-04	dec-03	dec-04	dec-03	dec-04	dec-03

Argentina	1,889	2,073	10.47	15.39	121.7	65.2
Brazil	7,103	5,145	2.59	2.68	175.1	189.6
Colombia	877	449	0.39	0.98	1,170.2	776.5
Chile	11,477	10,006	3.32	4.70	116.0	103.1
Mexico	10,479	9,295	0.72	1.33	401.3	284.3
Puerto Rico	4,257	4,307	2.25	2.66	130.9	95.8
Veneuela	1,533	995	2.16	5.72	346.2	152.6
Other countries	823	334	4.77	11.66	122.2	122.8

Total	38,439	32,604	2.63	3.89	162.0	125.2

Specific credit-loss provisions in Latin America, net of recovered write-offs, were 39% lower than in 2003 at €156.4 million. The cost against the average risk was 0.43% (0.75% in 2003).

The table below shows Latin America’s net specific credit-loss provisions as of December 31, 2004:

Latin America Net Specific loan-loss provisions, 2004
EUR millions
	Specific	Write-offs	Net	% of
	provisions	recoveries	provisions	portfolio

Argentina	(4.9)	33.3	(38.2)	(1.97)
Bolivia	(11.1)	1.3	(12.4)	(6.24)
Brazil	176.7	37.2	139.6	2.27
Chile	111.8	63.3	48.5	0.45
Colombia	(4.1)	2.8	(6.9)	(1.26)
Mexico	63.3	31.9	31.4	0.31
Panama	0.0	0.0	0.0
Paraguay	(0.0)	0.0	(0.0)	(1.01)
Peru	0.0	0.0	0.0	0.00
Puerto Rico	31.1	10.5	20.5	0.39
Uruguay	(13.1)	12.2	(25.3)	(16.05)
Venezuela	7.5	8.3	(0.8)	(0.07)

Total	357.3	200.9	156.4	0.43

Our risk management in Latin America shares the common corporate culture. The principles that are the hallmark of the parent bank are applied in the region. The organization of the risks function in each Latin American bank is the same as the one in Spain, with the necessary adjustments made for the local markets.

Progress continued to be made in establishing the GARRA (our new common risk information system in Latin America) management models in Mexico and Chile. Furthermore, there was an increased use of the model for admission of companies in Puerto Rico. Our bank in Argentina became the first in Latin America to establish the existing risk information systems in the GARRA environment.

An initial study was also conducted in 2004 to establish GARRA in Venezuela and use the companies’ module during 2005. Of note in Brazil was the technology merger of the two networks which will enable GARRA to be fully established in Banespa.

3.15. Risk concentration

We continuously track the degree of concentration of its credit risk portfolios using various criteria: geographic areas and countries, economic sectors, products and groups of clients.

The Risk Committee of the Board of Directors establishes the policies and reviews the appropriate exposure limits for adequate management of the degree of concentration of credit risk portfolios.

The recent acquisition of Abbey has helped to diversify our risk by geographic area as it has reduced the relative share of Spain and Latin America.

Back to Contents

No sector accounts for more than 10% of the total exposure (excluding Abbey).

The table below shows the distribution by economic sector of total risk (expressed in percentages and excluding Abbey):

Contribution by sector to total risk
	Spain	Portugal	Latam	Rest	Total

Agriculture	1.2	0.0	0.0	0.0	1.3
Manufacturing	8.8	0.8	2.7	0.8	13.1
Energy	2.1	0.4	0.8	0.1	3.4
Construction	6.2	0.7	0.8	0.1	7.8
Distribution	5.4	0.7	0.4	0.1	6.6
Hotels and restaurants	1.3	0.1	0.1	0.0	1.5
Transports	1.9	0.6	0.2	0.0	2.8
Telecommunications	1.3	0.3	0.2	0.4	2.2
Financial intermediaries	2.2	0.6	0.6	0.7	4.1
Insurance	0.2	0.0	0.0	0.1	0.3
Real estate	8.8	0.3	0.4	0.0	9.5
Services	5.0	0.7	1.4	0.0	7.1
Individuals, public sector and other	21.9	2.5	8.4	7.5	40.3

Total	66.2	7.7	16.2	9.9	100.0

% of total outstanding risk (lending + guarantees)
Data at December 2004
Note: manufacturing includes 8 individual sectors

We are subject to Bank of Spain regulation on “large exposures” (those that exceed 10% of eligible shareholders’ equity). In accordance with Circular 5/93, no individual exposure, including all types of credit risks and equities, can exceed 25% of our shareholders’ equity. Also, the total of “large exposures” cannot be greater than eight times equity. At the end of 2004, the group with the largest risk was a Spanish telecom company and it accounted for 11.0% of eligible equity (well below the maximum legal limit). Only three groups were classified as “large risk” as they each slightly exceeded 10% of eligible equity.

At the end of 2004, the 20 largest economic and financial groups, excluding public entities and lending entities, represented 9.9% of the outstanding credit risk of our clients (9.7% in 2003), a low degree of risk concentration.

Within the framework of the MIR model for the measurement and aggregation of economic capital, particular importance is attached to the risk of concentration by wholesale portfolios (large companies, sovereign risks and counterparty). For this purpose we use as an additional reference the portfolio model of Moody’s-KMV, which is widely used by other banks.

Our Risk Division works closely with the Financial Division to actively manage credit portfolios. Its activities include reducing the concentration of exposures through various techniques such as using credit derivatives and securitization in order to optimize the risk-return relation of the whole portfolio.

3.16. Country-risk

Country-risk is a credit risk component in all cross-border credit operations. Its main elements are sovereign risk and transfer risk and, as a result of the last exchange-rate crises, the very strong risk of fluctuation of local currencies as it could produce a collective credit risk in economies with a high degree of foreign currency debt.

Country-risk management, part of the Risk Area, includes the analysis and assignment of country ratings, control of risk positions and the setting of limits, in accordance with the risk policies established.

A country rating is assigned on the basis of parameters of qualitative and quantitative valuation, which determine a country’s capacity to meet its external obligations. The country-risk limits are established on the basis of the credit quality or rating of the country and of the business opportunities, differentiating between different products and maturities.

Back to Contents

The degree of risk perception of emerging countries by markets continued to improve during 2004.

Our country-risk with third parties requiring provisions, in accordance with the Bank of Spain’s criteria, amounted to $1,254.9 million, 99% more than in 2003, of which 33% was covered by provisions.

The change in country-risk exposure was largely due to reclassification, following a criterion of maximum prudence in foreign trade operations of more than one year in Brazil (“pre-payments” of exports) as regulatory risk. This meant an increase of €421.5 million (67% of the overall rise).

There were also increases of €31.8 million and €25.2 million in Colombia and Venezuela, respectively, due to the larger demand produced by the area’s economic upturn and a reduction of €32.2 million in Argentina, partly due to the amortization of Argentine debt.

The reduction in provisions was due to the redistribution of the exposure towards countries of lower relative risk.

The principles of country-risk management continued to follow prudent criteria; country-risk is assumed very selectively in operations that are clearly profitable for the Bank and which enhance the global relationship with customers.

3.17. Environmental risk

Analysis of the environmental risk of credit operations is part of the Strategic Plan of Corporate Social Responsibility.

We have a standardized procedure for the validation of environmental risk. We believe that socially responsible investment is a concept that will continue to evolve and has to be taken into account both from the standpoint of the contingency of risks as well as business opportunities.

Since the beginning of 2004, we have been using an Environmental Risks Valuation System (VIDA), developed in collaboration with the Spanish Export Credit Insurance Company (CESCE) and Garrigues Medioambiental. It evaluates the environmental risk inherent in each company, whether they are current or future clients.

The operational and analysis focus of VIDA reflects the following:

1º)

Analyze the portfolio of customers and assign an initial level of basic risk (high, low, etc.). This level is established on the basis of activity data and size after examining all the necessary information.

2º)

Once the loan portfolio map is established, companies whose inherent risk/Group exposure binomial suggests the need for more detailed analysis are identified. For this purpose, additional information related to environmental factors is used, allowing a more thorough evaluation of the companies analyzed.

3º)	In those cases where, because of the risk level, a more thorough valuation is required, an analysis is made on the basis of electronic questionnaires by sectors.

The final result provides a rating scale (from 1 to 9), and the more thorough the valuation the more significant the rating.

This environmental rating will be gradually incorporated into our rating system. The rating serves, however, from the outset as an additional reference for making decisions.

3.18 Counterparty risk

Counterparty risk is a variant of credit risk. This includes all types of exposure with credit entities as well as the risk of solvency assumed in treasury operations (bonds and derivatives) with other types of clients.

Control is carried out in real time through an integrated system which provides information on the available credit line of any counterparty, in any product and maturity and at any of our branches.

Risk is measured by its current as well as potential value (the value of the risk positions taking into account the future variation of the underlying market factors in contracts).

Back to Contents

The Net Replacement Value (NRV) of the portfolios of OTC derivative products that we maintained with our counterparties at December 31, 2004 (excluding Abbey) amounted to $4,658.6 million, 0.71% of the nominal value of these contracts compared with 0.68% in 2003.

The table below sets forth our notional value of derivatives by maturity and their net replacement value:

Grupo Santander (excluding Abbey)
Notional value of derivatives by maturity (at 12/31/04)
US$ million
								Net replacement value
	< 1year	1-5 years	5-10 years	> 10 years	Total	Trading	Hedging	Total	Trading	Hedging

IRS	138,657	185,571	81,600	23,904	429,732	335,170	94,561	3,024	948	2,076
FRAs	29,062	0	0	0	29,062	29,055	7	8	8	0
Interest rate options	15,652	31,480	9,193	1,605	57,930	57,699	231	325	319	6
Asset Swaps	0	1,564	0	0	1,564	1,485	79	0	0	0
OTC interest subtotal	183,371	218,615	90,793	25,509	518,288	423,409	94,879	3,356	1,275	2,081
Currency forwards	63,476	6,397	351	0	70,223	10,519	59,705	(262)	109	(371)
Currency swaps	3,835	7,628	8,419	1,634	21,516	3,945	17,571	(80)	(16)	(64)
Currency options	6,898	557	0	0	7,455	676	6,779	171	22	149
OTC foreign exchange subtotal	74,208	14,581	8,770	1,634	99,194	15,140	84,054	(171)	115	(286)
Structured fixed income	0	0	0	0	0	0	0	0	0	0
Debt options	1,205	0	0	0	1,205	1,194	12	7	7	0
OTC debt options subtotal	1,205	0	0	0	1,205	1,194	12	7	7	0
Equity derivatives	10,502	19,511	610	0	30,623	2,247	28,376	1,466	95	1,371
OTC equity derivatives subtotal	10,502	19,511	610	0	30,623	2,247	28,376	1,466	95	1,371

Total derivatives	269,287	252,707	100,173	27,143	649,310	441,990	207,321	4,659	1,492	3,167

The Equivalent Credit Risk (that is, the sum of the NRV and the maximum potential value of these contracts in the future) was 22.2% less than in 2003 at $18,529.3 million. This reduction was mainly due to two factors: 1) the signing of new collateral agreements with the main financial institutions with risk and 2) a fine-tuning of the methodology for the valuation of credit derivatives and for calculating the potential risk in derivatives operations.

The table below sets forth our derivatives equivalent risk and average life as of December 31, 2004 (excluding Abbey).

Grupo Santander (excluding Abbey)
Equivalent risk and average life
(at 12/31/04)
	Equivalent risk				Av.
	(US$ million)			Cover	Life
	Total	Trading	Hedging	(%)	(months)

IRS	11,020	6,762	4,257	2.6	64
FRAs	15	15	0	0.1	3
Interest rate options	828	811	17	1.4	38
Asset Swaps	335	293	42	21.5	30
OTC interest subtotal	12,198	7,881	4,316	2.4	62
Forex	4,603	656	3,947	6.6	4
Currency swaps	1,477	222	1,254	6.9	63
Currency options	537	121	417	7.2	9
OTC foreign exchange derivatives subtotal	6,617	999	5,618	6.7	18
Structured fixed income	0	0	0	0.0	0
Debt options	15	15	0	1.3	1
OTC debt options subtotal	15	15	0	1.3	1
Equity derivatives	3,143	4	3,140	10.3	20
OTC equity derivatives subtotal	3,143	4	3,140	10.3	20
Credit default swap (protection purchased)	206	0	206		82
Credit default swap (protection sold)	13	0	13		59
CD Subyacente	(2,164)	0	(2,164)
Subtotal OTC credit derivatives	(1,945)	0	(1,945)		80
Guarantees for OTC operations	(1,499)	0	(1,499)

Total derivatives	18,529	8,899	9,630	2.9	51

Back to Contents

Our activity in credit derivatives continued to gain importance during 2004, both from the standpoint of trading as well as structural coverage of its credit positions.

Derivatives transactions continued to be carried out with counterparties that enjoy excellent credit quality, so that 91% of counterparty risk is at a rating equal to or superior to A-.

In terms of geographic distribution, the main changes over 2003 were the rise in Spanish risk (chiefly as a result of Santander Global Connect), a reduction in European Union risk, and a slight reduction in North American risk.

Lastly, the distribution of risk by type of counterparty shows 92.5 % in OECD banks, 6.4 % in companies and 1.1 % in non-OECD banks.

The tables below set forth our risk distribution by type of counterparty and by geographic areas (excluding Abbey):

Grupo Santander (excluding Abbey)
Distribution of risk by type of counterparty
Rating	%

AAA	3.8
AA	71.0
A	16.9
BBB	5.54
Without rating	2.74

Total	100.00

Grupo Santander (excluding Abbey)
Risk distribution by geographic areas
European Union	35%
Spain	24%
North America	28%
Europe	9%
Latin America	3%
Others	1%

Part 4.  Operational Risk

4.1 Definition and objectives

We define operational risk as “the risk of losses from defects or failures in its internal processes, employees or systems, or those arising from unforeseen circumstances”. They are purely operational events, which makes them different from market or credit risks.

The objective is to identify, mitigate, manage and quantify this risk.

Our greatest need, therefore, is to identify and eliminate sources of risk, regardless of whether they produce losses or not. Measurement also helps management as it enables priorities to be established and a hierarchy to be created for making decisions.

We use the standard method for calculating operational risk under BIS II, but we do not rule out using an internal model in the future. We use the following valuations:

1.	Priority given to mitigating operational risk in the daily management of tasks.

2.	Most of the basic foundations of an internal model are already incorporated to the standard model and to our management of operational risk.

Back to Contents

4.2. Management model

The main principles of the organizational structure are:

–	The Risk Division is responsible for evaluating and controlling this risk category.

–	The Central Unit that supervises operational risks reports to the Risk Division and is responsible for the global corporate programme.

–	The management structure of operational risk is based on the knowledge and experience of executives and experts in the different areas and units, with particular importance attached to the role of coordinators, who are the key figures.

This framework satisfies the qualitative criteria contained in the New Basel Capital Accord, both for standard methods and advanced measurement, as well as in the “Advance Notice of Proposed Rulemaking” of the U.S. Federal Reserve, regarding the independence of the global management unit, which is responsible for, among other things, designing and implementing policies, procedures and strategies, and information systems. Internal Auditing also keeps its independence with regard to management of operational risk, without detriment to its ability to review the management structure in this area.

We have adopted the following framework for representing the phases of the process for management of operational risk:

The main advantages of our management structure are:

•	Integral and effective management of operational risk (identification, evaluation, monitoring, control/mitigation and report).

•	Improved knowledge of existing operational risks and the responsibility for them by managers of the business lines.

•	Drawing up of data on losses, which enable operational risk to be quantified for calculating both the economic and the regulatory capital.

•	Operational risk information helps to improve the processes and controls, reduce losses and the volatility of revenues.

4.3. Implementing the model: global initiatives and results

The independent management and control unit of operational risk, part of the Risk Division, has been operating since 2001. Its main functions, developed activities and global initiatives include:

•	Presentations to senior management and development of the internal rules.

•	Designation of coordinators and the creation of operational risk departments.

•	Training - the coordinators receive direct training in Madrid, where in addition to discussing different focuses and methodologies they exchange experiences and reaffirm concepts.

•	Designing and putting into effect qualitative and quantitative operational risk tools.

Back to Contents

•	Reconcile data bases of losses – accounting.

•	Developing tools for the automatic capturing of events through accounting systems.

•	Spearheading mitigation plans and the communication of best practices – exchange between our banks and countries on mitigation plans, corrective measures and development projects established.

•	Development of the corporate operational risk tool on the Intranet (our internal communications network).

•	Collaboration with the Purchases Area regarding its function in managing banking insurance related to operational risk (BBB policies, damage, civil responsibility and life). Savings were achieved in 2004 in the renewal of premium income for such policies for Latin America.

•	Capital calculation using the standard method and progress in the methodology for the internal model.

The project began to be installed in our different units in 2002. Almost all of our units have been incorporated to the project with a high degree of uniformity. Nonetheless, due to different paces of installation, stages, schedules and the historical depth of the relevant data bases, the degree of implementation varies from country to country.

On a general basis:

–	Data bases of losses classified by errors and operational types are received every month. Our data base shows 476,168 events (202,042, provisional figure for 2004), without exclusions for reasons of amount, with both the accounting impact (including positive effects) as well as the non-accounting impact.

–	Operational risk indicators are available, regularly defined and updated by the main management units.

–	There are always a sufficient number of coordinators in the business and back-up areas.

–	The main events are identified and analyzed, and mitigation measures taken which, in significant cases, are disseminated to our other units as a Best Practices guide.

–	Processes to reconcile data bases with accounting.

By consolidating the total information received, our operational risk “image” is reflected in the following chart:

Self-evaluation questionnaires are received and analyzed from nearly all of our units.

Back to Contents

4.4. BIS II Project – corporate operational risk tool

Within the general framework of the BIS II Project, our Operational Risk Department is working, together with Technology, on designing and establishing a corporate operational risk tool which, in an Internet environment, integrates the different management instruments used to date, via local applications, in the different units managing operational risk.

This tool is being developed in various phases and modules, beginning, from the onset, in satisfying the basic management requirements and, then, adding other more advanced functions.

The main modules are as follows:

The basic features of each model are as follows:

Data Base of Events. This is the model whose development is the most advanced. It is already installed in some of our entities. It enables the accounting systems to automatically capture operational risk events (SGO, for entities in the Partenón environment) as well as manual capturing of such risk events. It will also enable entities with non-Partenón environment common access via the website.

Self-Assessment Questionnaire. This model includes both general and specific questionnaires, as well as different types of qualitative and quantitative questions for evaluating present and future operational risk.

Risk Indicators. This model captures, via automatic or manual feeding, activity and control indicators (all of them managed under a common format) both for the present situation as well as for future expectations.

Mitigation. Its main use is centralized and integrated management of corrective measures. Questions, indicators or events/types of event are captured on the data base which exceed a certain threshold (scores or limits).

Financial Information Management Model. This allows dynamic management of the information model by selecting information, weightings, scenarios and impact of corrective measures.

Insurance. This incorporates basic information linked to insurance contracted by each unit, linking it to the data base of events.

Part 5. Reputational Risk

We regard, in all of our areas, the reputational risk function of its activities as being of the utmost importance. The management of this risk is conducted by:

5.1. Global Committee of New Products

All new products or services that any of our entities wants to market must be submitted to this committee for approval.

Back to Contents

The committee held 11 meetings in 2004 at which 70 products or families of products were analyzed.

A Local Committee of New Products is established in each country where we are present. Once a new product or service is ready, this committee must request permission for it to be marketed from the Global Committee. In Spain, the Local Committee falls within the Global Committee.

The areas that participate in the Global Committee are: Tax Advice, Legal Advice, Customer Attention, Internal Auditing, Retail Banking, Global Corporate Banking, International Private Banking, Auditing, Financial Operations and Markets, Operations and Services, Organization, Prevention of Money-laundering, Global Wholesale Banking Risk, Credit Risk, Financial Risk, Operational Risk, Technology, Global Treasury and, lastly, the unit proposing the new product or the Local Committee of New Products.

Before a new product or service is launched, these areas, as well as, where applicable, other independent experts considered necessary in order to correctly evaluate the risks incurred, exhaustively analyze the aspects that could affect the process, stating their opinion on each product or service.

The Global Committee, in the light of the documentation received, and after checking that all the requirements for approving the new product or service have been met and bearing in mind the risk guidelines set by the Board's Risk Committee approves, rejects or sets conditions for the new product or service.

The Global Committee gives particular consideration to the suitability of the new product or service to the area or segment where it is going to be marketed. Importance is attached to ensuring that:

–	Each product or service is sold by those who know how to sell it.

–	The client knows what he is investing in and the risk of each product or service and this can be supported with documents.

–	Each product or service is sold where it can be sold, not only for legal or tax reasons (i.e., it fits into the legal and tax regime of each country), but also on the basis of the financial culture.

–	When a product or service is approved a maximum limit is set for the amount that can be sold in each country.

5.2. Manual of Procedures for the Marketing of Financial Products

This manual is used by Banco Santander Central Hispano for the retail marketing of financial products in Spain.

The objective is to improve the quality of information made available to investors and ensure they understand the features, return and risk of the products.

The manual segments customers into three categories, which initially coincide with those of Private Banking, Personal Banking and Banking for Individuals. Products are also segmented into three categories: green, yellow and red, on the basis of their complexity and the guarantees they provide for recovering capital and obtaining a certain return.

The manual covers financial products sold to retail individuals, such as participations in mutual funds and shares in public placements. The Global Committee of New Products can include others in the sphere of the manual.

In 2004, 47 products covered by the manual were presented for approval. Most of them were mutual funds, but there were other categories such as warrants, hedging products, preferred shares and public offerings and/or subscriptions to securities.

Of the 47 products, 12 were new ones submitted to the Global Committee and 35 were not new and were submitted to the Office of the Manual (which was created to ensure enforcement of the Manual and is included in the Compliance Management Area). The 47 products were categorized as follows: 27 were green (57.5%), 11 yellow (23.5%) and 9 red (19%). The office reported on all the products approved to the National Securities Market Commission.

Implementing the manual requires: (1) rigorous use of business documentation and contracts, and (ii) paying attention to the segment to which the customer belongs before offering the product.

Back to Contents

5.3 The Board's Risk Committee

The Risk Committee, the ultimate body responsible for global risk management and all kinds of banking operations, evaluates reputational risk as part of its activities.

Part 6. Market Risk

Generally

We are exposed to market risk mainly as a result of the following activities:

•	Trading in financial instruments, which involves interest rate, foreign exchange rate and equity price risks.

•	Engaging in retail banking activities, which involves interest rate risk since a change in interest rates affects interest income, interest expense and customer behavior. This interest rate risk arises from the gap (maturity and re-pricing) between assets and liabilities.

•	Investing in assets (including subsidiaries) whose returns or accounts are denominated in currencies other than the Euro, which involves foreign exchange rate risk between the Euro and such other currencies.

•	Investing in subsidiaries and other companies, which subject us to equity price risk.

•	Liquidity risk is embedded in all activities, trading and non-trading.

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

Procedures for Measuring and Managing Market Risk

Our board, through its Risk Committee, is responsible for establishing our policies, procedures and limits with respect to market risks, including which businesses to enter and maintain. The Committee also monitors our overall performance in light of the risks assumed. Together with the local and global Assets and Liabilities Committees (“ALCO”), each Market Risk Unit measures and monitors our market risks, and provides figures to ALCO to use in managing such risks, including liquidity risk.

Back to Contents

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

Back to Contents

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

Interest rate risk derived from market-making is typically hedged by buying or selling very liquid cash securities such as government bonds, or futures contracts listed in organized markets like Liffe, Eurex, Meff and CBOT.

Foreign exchange rate risk is managed through spot transactions executed in the global foreign exchange inter-bank market, as well as through forward foreign exchange, cross currency swaps and foreign exchange options.

Equity price risk is hedged by buying or selling the underlying individual stocks in the organized equity markets in which they are traded or futures contracts on individual stocks listed in organized markets like Meff and Liffe.

In the case of equity indexes such as S&P 500, Euro STOXX, or IBEX-35, the hedging is done through futures contracts listed in the aforementioned organized markets.

Volatility risk arising from market-making in options and option-related products is hedged by, either buying and selling option contracts listed in organized markets like Eurex, Meff, and CBOT, or entering risk reversal transactions in the inter-bank OTC market.

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

We use DCaR estimates to alert senior management whenever the statistically estimated losses in our portfolios exceed prudent levels. Limits on DCaR are used to control exposure on a portfolio-by-portfolio basis. DCaR is also used to calculate the RORAC for a particular activity in order to make risk-adjusted performance evaluations.

Back to Contents

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

In order to calibrate our VaR model, we use back testing processes. Back testing is a comparative analysis between Value at Risk (VaR) estimates and the daily results actually generated. The purpose of these tests is to verify and measure the precision of the models used to calculate VaR.

The analyses of our back testing comply, at a minimum, with the BIS recommendations regarding the verification of the internal systems used to measure and manage market risks.

     2. Non Trading activity

     2.1 Foreign Exchange Risk and Equity Price Risk

Due to its nature, changes in strategic positions have to be approved by local/global functions in ALCO committee. Position limits with respect to these investments are established, although they will be measured under VaR and other methods, which attempt to implement immediate action plans if a particular loss level is reached.

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

In order to manage the exchange rate risk of the book value of permanent investments, our general policy is to finance the investment in local currency, provided there is a deep market which allows it and that the cost of doing so is justified by the expected depreciation. If local markets are not deep enough, our investments in foreign currency will be financed in euros and therefore will generate an exchange-rate risk. Certain one-off hedges of permanent investments are made when it is believed that a local currency could weaken against the euro more quickly than the market is discounting. In addition, operations are carried out to hedge the currency risk of the Group’s results and dividends in Latin America.

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

     2.2 Interest Rate Risk

We analyze the sensitivity of net interest revenue and net worth to changes in interest rates. This sensitivity arises from gaps in maturity dates and review of interest rates in the different asset and liability accounts. Certain re-pricing hypotheses are used for products without explicit contractual maturities based on the economic environment (financial and commercial).

We manage investments by determining a target range for each sensitivity and providing the appropriate hedge (mainly with government debt, interest rate swaps and interest rate options) in order to maintain these sensitivities within that range.

Back to Contents

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

Back to Contents

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

Quantitative analysis

     A. Trading activity

Quantitative analysis of daily VaR in 2004

Our risk performance with regard to trading activity in financial markets during 2004 (excluding Abbey), measured by daily VaR, is shown in the following graph.

As the above graph shows, we have a medium to low risk profile, which was actively managed throughout the year. This level of management allows for changes of strategy to take advantage of opportunities in an environment of uncertainty and high volatility.

The maximum risk level was reached on August 12 ($22.5 million in VaR terms) and the minimum on March 23 ($15.6 million), due to the reduction of interest rate positions and currency risk in Brazil, Mexico and Spain. The levels of volatility in markets moved depending on the geopolitical situation and on the expectations of a slower than expected economic recovery. The average risk in 2004 was $19.2 million in terms of VaR.

Back to Contents

The risk histogram below shows the distribution of frequencies of average risk in terms of daily VaR during 2004 (excluding Abbey). The maximum risk levels were reached at specific moments and never surpassed $22.5 million.

Risk Histogram

VaR in Millions of Dollars

Risk by product

The minimum, maximum, average and year-end 2004 values (excluding Abbey) in VaR terms were as follows:

VaR statistics by product		Minimum	Average	Maximum	Year-End

			(in millions of dollars)
Total Trading
	Total VaR	15.6	19.2	22.5	20.5
	Diversification effect	(3.1)	(8.9)	(15.0)	(8.7)
	Fixed-Income VaR	8.6	15.6	20.2	16.7
	Equity VaR	1.2	2.3	5.0	2.1
	FX VaR	8.9	10.2	12.3	10.3
Latin America
	Total VaR	14.7	18.4	22.2	19.6
	Diversification effect	(2.1)	(7.7)	(14.6)	(7.8)
	Fixed-Income VaR	7.9	14.9	20.0	15.8
	Equity VaR	0.2	1.2	4.7	1.3
	FX VaR	8.7	10.0	12.2	10.2
U.S.
	Total VaR	1.1	3.0	6.3	5.3
	Diversification effect	0.0	(1.2)	(4.5)	(0.6)
	Fixed-Income VaR	1.0	2.8	5.7	4.8
	Equity VaR	0.0	0.1	0.3	0.0
	FX VaR	0.1	1.3	4.9	1.1
Europe
	Total VaR	3.0	4.3	7.9	3.3
	Diversification effect	(0.7)	(2.4)	(7.4)	(2.2)
	Fixed-Income VaR	2.5	3.4	7.2	2.8
	Equity VaR	0.9	1.8	3.4	1.7
	FX VaR	0.4	1.5	4.7	1.0

The average risk in Latin America in terms of VaR was $18.4 million, ending the year with a VaR of $19.6 million. Our risks were concentrated in fixed income and currencies (average daily VaR of $15.6 million and $10.2 million, respectively, and were located in Latin America, Europe and North America).

Back to Contents

Historic VaR by product

Distribution of risks and results

•      Geographic distribution

During 2004, excluding Abbey, Latin America’s contribution to the Group’s average total VaR was 71% and Europe’s contribution was 16.9%, meanwhile the contribution of Latin America to income (trading) was 51% and Europe’s was 40%. European treasury activities are more focused on client facilitation than other business units in the Group. The geographic contribution, in percentage terms, both in risks as well as in results over our total VaR and annual gross operating income from trading activity, is shown in the graph below.

The minimum, average, maximum and year-end risk values in daily VaR terms, by geographic area (excluding Abbey), are shown in the following table.

Back to Contents

Risk statistics in 2004
US$ million
	Minimum	Average	Maximum	Year-end

Total	15.6	19.2	22.5	20.5
Europe	3.0	4.3	7.9	3.3
US	1.1	3.0	6.3	5.3
Latin America	14.7	18.4	22.2	19.6

Distribution by period

The table below shows the performance of risk versus monthly results for our trading activity, excluding Abbey.

Histogram of the frequency of daily marked-to-market results

The histogram below details the distribution of the frequency of daily Marked-to-Market (“MtM”) results on the basis of size. The most common yield interval was $0-$2.4 million, which occurred on 73 days of the year (27% of the days of the year) (excluding Abbey). During 67% of the days of the year, the interval was between ($2.4) and $4.9 million (excluding Abbey).

Histogram of the frecuency of daily results (MtM)

Daily results in millions of dollars

Back to Contents

Risk management of structured derivatives

Our structured derivatives activity (non-organized markets) is mainly focused on designing investment products and risk hedges for clients. These transactions include options on equities, fixed-income and currencies.

The units where this activity takes place are: Madrid, Portugal, Brazil and Mexico, and to some extent Chile, where we are beginning to develop this market.

Excluding Abbey, the average VaR was $1.9 million, the maximum $3.6 million and the minimum $1.0 million.

Stress Test

Different stress test scenarios were analyzed during 2004. Scenarios of maximum volatility, applying six standard deviations to different market factors, as of December 31, 2004, are provided below (excluding Abbey).

Maximum volatility scenario

The table below shows, at December 31, 2004, the maximum losses of value of each product (fixed-income, equities and currencies), in a scenario in which volatility equivalent to six standard deviations in a normal distribution is applied (decrease in prices, increases in local and external rates, devaluations of currencies against the U.S. dollar) (excluding Abbey).

Maximum volatility Stress

	Fixed income	Equities	Exchange rate	Total

		(in millions of dollars)
Total	(41.8)	(8.9)	16.5	(31.5)
Europe	9.1	(4.5)	1.2	7.0
Latin America	(30.0)	(4.4)	16.4	(17.2)
US	(21.0)	(0.1)	(1.1)	(21.4)

The stress test shows that we would suffer an economic loss of $31.5 million, if this scenario materialized in the market.

B. Asset and liability management in Latin America

Quantitative analysis of interest rate risk in 2004

The graph on the evolution of balance sheet management risk shows that the level of interest rate risk in Latin America, measured by the sensitivity of net worth and net interest revenue to a parallel movement of 100 basis points, moved in a narrow band in 2004.

Back to Contents

At the end of December of 2004, risk consumption by region, measured by the sensitivity of net worth to 100 basis points, was $495 million, and measured by the sensitivity of net interest revenue at one year to 100 basis points, was $95 million. This risk profile corresponds to a gradual taking of positions in order to guarantee the hedging of the margin in the face of possible cuts in interest rates, particularly in Mexico during the second quarter of 2004 and Chile in the last half of 2004.

Interest rate risk profile

The gap tables below show the distribution by maturity of the risk in Latin America at December 31, 2004.

Gaps in local currency	Total	0-6 months	6-12 months	1-3 years	> 3 years	Not sensitive

			(in millions of dollars)
Assets	96,544	61,137	4,169	8,362	13,333	9,543
Liabilities	96,824	67,916	2,899	6,662	5,935	13,412
Off-balance sheet	(366)	(3,062)	(7,979)	8,252	2,419	4
Gap	(648)	(9,841)	(6,709)	9,952	9,817	(3,867)

Gaps in dollars	Total	0-6 months	6-12 months	1-3 years	> 3 years	Not sensitive

			(in millions of dollars)
Assets	29,542	17,247	2,450	3,673	4,830	1,342
Liabilities	28,582	15,968	2,155	4,336	4,290	1,835
Off-balance sheet	366	(60)	(215)	267	276	98
Gap	648	625	45	(405)	817	(434)

Net interest revenue sensitivity

For the whole of Latin America, the consumption at December 2004 was $95 million (sensitivity to 100 basis points). The geographic distribution is shown below.

Net interest revenue sensitivity by countries

Mexico	31%
Brazil	28%
Puerto Rico	11%
Chile	10%
Argentina	9%
Venezuela	8%
Others	3%

Brazil and Mexico accounted for more than 50% of the risk. The year 2004 was characterized by an increase in the net interest revenue risk, mainly due to the portfolio purchases in Mexico and Chile.

The positioning graph on the next page, obtained from the sensitivity of net interest revenue to a parallel movement of 100 basis points in the yield curve, shows the positioning of countries with regard to NIR sensitivity. Business units shown on the right side of the graph are exposed to losses in NIR in scenarios of local and U.S. interest rate reductions. Business units shown on the left side of the graph are exposed to losses in NIR in scenarios of local and U.S. interest rate increases. The size of the circles represents the total sensitivity of the unit.

Back to Contents

Net worth sensitivity

Consumption for all Latin America in 2004 amounted to $495 million (sensitivity to 100 basis points). The geographic distribution is shown below.

MVE sensitivity by countries

Mexico	30%
Chile	30%
Brazil	14%
Puerto Rico	11%
Argentina	10%
Venezuela	4%
Others	1%

Approximately 75% of net equity risk is concentrated in Mexico, Chile and Brazil. The year was characterized by an increase in the net equity risk in two of the region´s main countries, Mexico and Chile, as positions were gradually taken to cover possible future losses in net interest revenue.

The net worth sensitivity positioning graph on the next page, obtained from the sensitivity of net worth to a parallel movement of 100 basis points in the yield curve, shows the positioning of countries with regard to MVE sensitivity. Business units shown on the right side of the graph are exposed to losses in MVE in scenarios of local and U.S. interest rate reductions. Business units shown on the left side of the graph are exposed to losses in MVE in scenarios of local and U.S. interest rate increases. The size of the circles represents the total sensitivity of the unit.

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

In the euro-dollar area, the Financial Management Area directly manages the risks of the parent bank and coordinates management of the rest of the units that operate in convertible currencies. There are local teams in our banks in Latin America that manage balance sheet risks under the same frameworks, in coordination with the global area of Financial Management of the parent bank.

The Asset and Liability Committees (ALCOs) of each country and, where necessary, the Markets Committee of the parent bank are responsible for these risk management decisions.

Management of structural liquidity

The purpose of structural liquidity management is to finance the Group's recurrent business in optimum conditions in terms of maturities and costs, preventing the assumption of unwanted liquidity risks.

We have a diversified portfolio of assets that are liquid or can be made so in the short term, adjusted to its positions. It also has an active presence in a wide and diversified series of financing markets or securitization of its assets, limiting its dependence on specific markets and keeping open the capacity of recourse to markets. Management of structural liquidity involves planning the funding needs, structuring the sources of financing (optimizing diversification by maturities, instruments and markets) and drawing up contingency plans.

An annual liquidity plan is drawn up, based on the financing needs arising from the business budgets. On the basis of these needs and taking into account the limits of recourse to the short-term markets, an issuance and securitization plan is drawn up for the year. The real situation of financing needs is closely tracked during the year, resulting in changes to the plan when necessary.

The volume of convertible currencies captured under the financing plan during 2004 (excluding Abbey) amounted to €35.0 billion in the wholesale markets, 71% of which were medium- and long-term issues including preferred shares and subordinated debt which are included in the Group's eligible equity.

Back to Contents

Securitization of medium- and long-term assets amounted to €11.0 billion. Short-term recourse at the end of 2004 remained at the same levels as a year earlier.

Our banks in Latin America are autonomous in terms of liquidity, and do not resort to the lines of the parent bank for financing their activity. Each bank has its own liquidity and contingency plans without calling on the Group's financing. The cross-border and reputation risks arising from external financing are limited and authorized by the parent bank.

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

This activity is particularly important in scenarios of low interest rates as is currently the case, when commercial banking margins are pressured down.

In these scenarios, adequate management of structural interest rate risk protects revenues via net interest revenue without exposing assets and liabilities to purely speculative positions.

Exchange rate risk

Structural exchange rate risk is largely derived from our currency operations, which mainly include our permanent financial investments, the collection of earnings and dividends from these investments and the purchases and sales of other assets.

In order to manage the exchange rate risk of the book value of permanent investments, our general policy is to finance it in local currency provided there is a deep market which allows it and the cost of doing so is justified by the expected depreciation. Also, certain one-off hedges of permanent investments are made when it is believed that a local currency could weaken against the euro more quickly than the market is discounting.

At December 2004, the only material open position in Latin America was our investment in Brazil, of approximately €2,100 million.

In addition, we manage the currency risk of our results and dividends in Latin America. The local units manage the exchange rate risk between their local currencies and the US dollar, which is the currency of the budget for this area. Financial Management, at the parent bank, is responsible for the management of the exchange rate risk between the US dollar and the euro.

Portfolio of industrial and strategic shareholdings

In the first semester of 2004, we reduced the risk of our industrial and strategic equity portfolios. The main stock positions remained with no significant changes until early June 2004, when stakes in Vodafone and Endesa Italia were sold to the market.

In the second half of the year, the main factors that explain the decrease of the risk of this portfolio were the significant changes in positions, with reductions and sales of large holdings such as Sacyr-Vallehermoso, Repsol and Royal Bank of Scotland.

Back to Contents

The average daily VaR for the year 2004 (excluding Abbey), was $549.8 million, with a minimum of $414.2 million and a maximum of $666.3 million.

Capital management

Capital management aims to optimize its structure and cost from the regulatory and economic perspectives. In order to ensure our solvency, we use different instruments and policies: capital increases and issues eligible for equity (preferred shares and subordinated debt), retained earnings, dividend policy and securitizations.

From a regulatory standpoint (BIS criteria), in 2004, including Abbey, we increased our eligible equity by €18,839 million. The BIS ratio rose from 12.43% to 13.01% and the excess of stockholders` equity over the regulatory minimum requirements increased from €9,101 million to €17,084 million.

In addition to managing the regulatory capital, we manage and try to optimize return on the economic capital. We assign economic capital to the business units in order to measure, on a homogeneous basis, the return of each unit and thus its contribution to the Group’s value.

We are progressively incorporating the creation of value as a tool to (i) measure the contribution of the different units that are part of the portfolio of business and (ii) assess the management of each unit.

     D. Market Risk: VaR Consolidated Analysis

Our total daily VaR at December 31, 2003 and December 31, 2004 (excluding Abbey), broken down by trading and non-trading (structural) portfolios, were as follows at the dates below:

	At December 31,
	2003		At December 31, 2004

		Low	Average	High	Period End

		(in millions of dollars)
Trading	21.7	15.6	19.2	22.5	20.5
Non-Trading	636.1	413.9	549.5	665.9	453.4
Diversification Effect	(21.1)	(15.4)	(18.8)	(22.1)	(20.1)

Total	636.7	414.1	549.9	666.3	453.8

Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk, broken down by trading and structural (non-trading) portfolios, were as follows at the dates below (excluding Abbey):

Interest Rate Risk

	At December 31,
	2003		At December 31, 2004

		Low	Average	High	Period End

		(in millions of dollars)
Trading	16.8	11.7	15.6	20.2	16.7
Non-Trading	101.5	107.6	135.2	181.5	115.3
Diversification Effect	(15.4)	(11.1)	(14.7)	(19.1)	(15.5)

Total	102.9	108.2	136.1	182.6	116.5

Foreign Exchange Rate Risk

	At December 31,
	2003		At December 31, 2004

		Low	Average	High	Period End

		(in millions of dollars)
Trading	11.2	8.9	10.2	12.3	10.3
Non-Trading	83.8	69.2	78.8	95.3	94.0
Diversification Effect	(10.4)	(8.4)	(9.6)	(11.5)	(9.8)

Total	84.6	69.7	79.4	96.1	94.5

Back to Contents

Equity Price Risk

	At December 31,
	2003		At December 31, 2004

		Low	Average	High	Period End

		(in millions of dollars)
Trading	4.7	1.2	2.3	5.0	2.1
Non-Trading	573.2	354.9	497.7	648.3	402.8
Diversification Effect	(4.7)	(1.2)	(2.3)	(5.0)	(2.1)

Total	573.2	354.9	497.7	648.3	402.8

Our daily VaR estimates by activity were as follows at the dates below (excluding Abbey):

Trading	At December 31,
	2003		At December 31, 2004

		Low	Average	High	Period End

		(in millions of dollars)
Interest Rate	16.8	11.7	15.6	20.2	16.7
Exchange Rate	11.2	8.9	10.2	12.3	10.3
Equity	4.7	1.2	2.3	5.0	2.1
Diversification Effect	(11.0)	(6.2)	(8.9)	(15.0)	(8.6)

Total	21.7	15.6	19.2	22.5	20.5

Non-Trading	At December 31,
	2003		At December 31, 2004

		Low	Average	High	Period End

		(in millions of dollars)
Interest Rate	101.5	107.6	135.2	181.5	115.3
Exchange Rate	83.8	69.2	78.8	95.3	94.0
Equity	573.2	354.9	497.7	648.3	402.8
Diversification Effect	(122.4)	(117.8)	(162.2)	(259.2)	(158.7)

Total	636.1	413.9	549.5	665.9	453.4

Total	At December 31,
	2003		At December 31, 2004

		Low	Average	High	Period End

		(in millions of dollars)
Interest Rate	102.9	108.3	136.1	182.6	116.5
Exchange Rate	84.6	69.8	79.4	96.1	94.6
Equity	573.2	354.9	497.7	648.3	402.8
Diversification Effect	(124.0)	(118.9)	(163.3)	(260.7)	(160.1)

Total	636.7	414.1	549.9	666.3	453.8

The following tables show our daily VaR estimates of our trading portfolios (by region and by product), including Abbey, for the three months ended March 31, 2005

Trading protfolios: VaR by region First quarter				Trading portfolios: Var by product First quarter
Million euros				Million euros
	2005		2004
	Avg	Latest	Avg		Min	Avg	Max	Latest

				Total trading
				Total Var	17.4	18.4	19.5	18.0
Total	18.4	18.0	14.6	Diversification effect	(1.9)	(6.0)	(11.7)	(9.4)
Europe	10.5	11.2	4.1	Fixed income VaR	7.7	10.5	14.2	13.0
USA	2.7	2.0	2.4	Equity VaR	3.6	4.7	5.8	5.4
Latin America	14.7	14.0	13.8	Currency VaR	7.9	9.2	11.2	9.1

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not Applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

     E. Use of proceeds.

Not Applicable

Item 15. Controls and Procedures

(a)  Evaluation of disclosure controls and procedures. Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), have concluded that as of December 31, 2004, our disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

(b)   Changes in internal controls over financial reporting. There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

The Audit and Compliance Committee has six members, all of whom are non-executive and five of whom are independent Directors (as defined by Article 5 of the Regulations of the Board). Our Regulations of the Board provide that the chairman of the Audit and Compliance Committee must be an independent director (as defined by Article 5 of the Regulations of the Board) and someone who has the necessary knowledge and experience of accounting techniques and principles. Currently, the chairman of the Audit and Compliance Committee is Mr. Manuel Soto, the Fourth Vice-Chairman of the Board of Directors. Our standards for director independence may not necessarily be consistent with, or as stringent as, the standards for director independence established by the NYSE.

Our Board of Directors has determined that Mr. Manuel Soto, the Chairman of the Audit and Compliance Committee, is an “Audit Committee Financial Expert” in accordance with SEC rules and regulations.

Item 16B. Code of Ethics

We have adopted a code of ethics (the “General Code of Conduct”) that is applicable to all members of the boards of the companies of the Group, to all employees subject to the Code of Conduct of the Securities Market, including the Bank’s Chairman, Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, and to all those employees designated by the Human Resources Division that have been specifically informed of their subjection to this General Code of Conduct. This Code establishes the principles that guide these officers’ and directors’ respective actions: ethical conduct, professional standards and confidentiality. It also establishes the limitations and defines the conflicts of interest arising from their status as senior executives or Directors.

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

Back to Contents

Item 16C. Principal Accountant Fees and Services

Amounts paid to the firms belonging to the Deloitte worldwide organization, the Group’s principal auditor, for statutory audit and other services were as follows:

			2004
	2002	2003	(excluding Abbey)	2004

	(in millions of euros)
Audit Fees (1)	9.1	8.9	9.4	15.2
Audit Related Fees (2)	2.9	2.2	2.6	5.6
Tax Fees (3)	1.1	1.5	1.2	1.3
All Other Fees (4)	4.3	3.2	1.6	5.9

Total	17.4	15.8	14.8	28.0

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
(4) Fees for other services provided. These fees were mainly for financial advisory, due diligence services and systems reviews.

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

All non-audit services provided by the Group’s principal auditing firm or other auditing firms in 2004 (i.e.: tax services and all other services) were approved by the Audit and Compliance Committee, and all such non-audit services to be provided in the future will also require approval from the Audit and Compliance Committee.

The Audit and Compliance Committee is regularly informed of all fees paid to the auditing firms by the Group companies.

Item 16D. Exemption from the Listing Standards for Audit Companies

Not applicable.

Back to Contents

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table shows the repurchases of shares made by the Bank or any of its Affiliated Purchasers during 2004:

				(d) Maximum number (or
2004	(a) Total number of	(b) Average	(c) Total number of shares (or	approximate dollar value) of shares
	shares (or units)	price paid per	units) purchased as part of publicly	(or units) that may yet be purchased
	purchased	share (or unit)	announced plans or programs	under the plans or programs (2)

January	70,730,728	€9.30	—	—

February	110,026,672	€9.29	—	—

March	67,543,318	€8.77	—	—

April	151,964,832	€9.24	—	—

May	94,530,714	€10.18	—	—

June	47,118,437	€8.82	—	—

July	87,031,766	€8.20	19,755,560	172,321,984 shares (3)

August	41,942,343	€7.87	24,867,766	157,378,540 shares (4)

September	34,483,486	€8.07	31,402,158	168,017,929 shares (5)

October	38,416,617	€8.51	10,800,830	190,000,000 shares (6)

November	39,391,852	€8.86	6,382,921	183,955,181 shares (7)

December	56,450,204	€9.00	6,000,000	177,955,181 shares (8)

Total	839,630,969 (1)	€9.00	99,209,235	177,955,181 shares

(1) Of this amount, we purchased 740,421,734 shares during 2004 other than through the publicly announced program described below. The shares were purchased in open-market transactions.
(2) The figures set forth in this column reflect the number of shares that could have been purchased at the end of the relevant month. However, as described below, the repurchase program expired on March 31, 2005.

Share repurchase program

At a General Shareholders’ Meeting held on June 19, 2004, the Bank was authorized to purchase its shares substantially on the same terms as those authorized in the previous shareholders’ meetings.

Since the date when the Bank announced its offer to acquire Abbey on July 26, 2004, the Bank purchased its shares under the authorization described above through a repurchase program which was authorized by the Board aimed at reducing the Bank’s share capital by the net amount of the purchases and sales made under such program. The Repurchase Program was carried out according to the following terms:

(i)	the maximum number of shares which could be held was 190 million shares;
(ii)	the maximum acquisition price was €9.77 per share; and
(iii)	the Repurchase Program expired on March 31, 2005.

The transactions undertaken under the Repurchase Program up to March 31, 2005 are summarized in the following table:

		Weighted
		average price
	Number of Shares	(Euros)

Purchases	99,209,235	8.15
Sales	(87,164,416)	8.12
Balance as at December 31, 2004	12,044,819

Purchases	1,200,000	9.33
Sales	(13,244,819)	9.47

Balance as at March 31, 2005	0

(3)	Purchases	19,755,560	(6)	Previous Balance	21,982,071
	Sales	(2,077,544)		Purchases	10,800,830

	Balance at month-end	17,678,016		Sales	(32,782,901)
				Balance at month-end	0

(4)	Previous Balance	17,678,016	(7)	Previous Balance	0
	Purchases	24,867,766		Purchases	6,382,921
	Sales	(9,924,322)		Sales	(338,102)

	Balance at month-end	32,621,460		Balance at month-end	6,044,819

(5)	Previous Balance	32,621,460		Previous Balance	6,044,819
	Purchases	31,402,158		Purchases	6,000,000
	Sales	(42,041,547)		Sales	0

	Balance at month-end	21,982,071		Balance at month-end	12,044,819

Back to Contents

PART III

Item 17. Financial Statements.

We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements.

Reference is made to Item 19 for a list of all financial statements filed as part of this Form 20-F.

Item 19. Exhibits.

(b) List of Exhibits.

Exhibit
Number	Description

1.1	By-laws (Estatutos) of Banco Santander Central Hispano, S.A., as amended

1.2	By-laws (Estatutos) of Banco Santander Central Hispano, S.A., as amended (English translation).

8.1	List of Subsidiaries (incorporated by reference as Exhibits I, II and III of our Financial Pages filed with this Form 20-F).

12.1	Section 302 Certification by the Chief Executive Officer

12.2	Section 302 Certification by the Chief Financial Officer

13.1	Section 906 Certification

15.1	Consent of Deloitte, S.L.

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

BANCO SANTANDER CENTRAL HISPANO, S.A.

By: /s/ José Antonio Álvarez

Name: José Antonio Álvarez
Title: Chief Financial Officer

Date: June 30, 2005

Back to Contents

INDEX TO FINANCIAL STATEMENTS

(a)	Index to Financial Statements

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Banco Santander Central Hispano, S.A.:

We have audited the accompanying consolidated balance sheets of Banco Santander Central Hispano, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group” – Notes 1 and 3), as of December 31, 2004, 2003 and 2002, and the related consolidated statement of income for the years then ended. These consolidated financial statements are the responsibility of the controlling Company’s directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander Central Hispano, S.A. and Companies composing the Santander Group as of December 31, 2004, 2003 and 2002, and the results of its operations and of the funds obtained and applied by them for the years then ended in conformity with accounting principles generally accepted in Spain.

As indicated in Notes 1 and 2-j to the consolidated financial statements referred to above, in 2003 and 2002, the Bank and other Group entities entered into early retirement agreements with certain employees and recorded these commitments, after receiving the related authorizations from the Bank of Spain pursuant to Rule 13 of Bank of Spain Circular 4/1991, with a charge to Reserves and simultaneously recorded the related deferred tax asset (€336 million and €181 million, respectively, in 2003, and €856 million and €461 million, respectively, in 2002). In 2004, the Bank of Spain did not grant such authorization to credit institutions and, accordingly, also in accordance with Rule 13 of Bank of Spain Circular 4/1991, the Bank and other Group entities recorded net provisions of €527 million with a charge to the consolidated statement of income to meet their commitments to the employees who took early retirement in that year (€810 million were charged to the "Extraordinary Loss" caption in the 2004 consolidated statement of income referred to above, and simultaneously the related deferred tax asset was recorded for €283 million).

Accounting principles generally accepted in Spain vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2004, 2003 and 2002 and the determination of stockholders’ equity and financial position as of December 31, 2004, 2003 and 2002, to the extent summarized in Note 28.

/s/ Deloitte, S.L.
Deloitte, S.L.

Madrid-Spain, March 29, 2005, except for Notes 27 and 28 as to which the date is June 30, 2005

Back to Contents

Banco Santander Central Hispano, SA and Companies Composing the Santander Group
Consolidated Balance Sheets as of December 31, 2004, 2003 and 2002 (Notes 1,2,3 and 4)

	(Thousands of Euros)

ASSETS	2004	2003	2002

CASH ON HAND AND ON DEPOSIT AT CENTRAL BANKS:
Cash on hand	2,269,877	1,639,608	1,808,417
Cash at Bank of Spain	1,750,825	3,589,618	775,206
Cash at other central banks	4,765,844	3,678,214	3,657,955

	8,786,546	8,907,440	6,241,578

GOVERNMENT DEBT SECURITIES (Note 5)	16,123,313	31,107,864	24,988,493

DUE FROM CREDIT INSTITUTIONS (Note 6):
Demand deposits	1,705,299	1,703,538	3,148,911
Other	47,864,648	35,914,299	37,107,479

	49,569,947	37,617,837	40,256,390

LOANS AND CREDITS (Note 7)	335,207,727	172,504,013	162,972,957

DEBENTURES AND OTHER FIXED-INCOME SECURITIES (Note 8)
Public-sector issuers	31,873,002	27,339,738	22,854,792
Other issuers	50,965,590	16,937,316	9,231,369

	82,838,592	44,277,054	32,086,161
COMMON STOCKS AND OTHER EQUITY SECURITIES (Note 9)	13,164,023	10,064,122	7,866,752

INVESTMENTS IN NON-GROUP COMPANIES (Note 10)	2,697,128	4,266,425	4,769,738

INVESTMENTS IN GROUP COMPANIES (Note 11)	5,045,947	1,067,771	1,129,393

INTANGIBLE ASSETS:
Incorporation and start-up expenses	176	901	7,675
Other deferred charges	462,593	473,395	635,373

	462,769	474,296	643,048

GOODWILL IN CONSOLIDATION (Note 12):
Fully consolidated companies	16,099,163	6,065,632	8,970,164
Companies accounted for by the equity method	865,038	1,319,592	984,571

	16,964,201	7,385,224	9,954,735

PROPERTY AND EQUIPMENT (Note 13):
Land and buildings for own use	2,723,047	2,723,142	3,000,385
Other property	369,642	286,981	280,711
Furniture, fixtures and other	5,120,445	1,573,846	1,659,463

	8,213,134	4,583,969	4,940,559

TREASURY STOCK	104,180	10,155	14,746

OTHER ASSETS (Note 22)	23,755,320	17,983,170	17,554,670

ACCRUAL ACCOUNTS	7,758,288	6,919,377	6,353,686

ACCUMULATED LOSSES AT CONSOLIDATED COMPANIES (Note 21)	4,706,764	4,621,815	4,435,179

TOTAL ASSETS	575,397,879	351,790,532	324,208,085

MEMORANDUM ACCOUNTS (Note 23)	105,515,367	85,264,845	82,480,069

The accompanying Notes 1 to 28 and Exhibits I to VIII are an integral part of the consolidated balance sheets as of December 31, 2004, 2003 and 2002.

Back to Contents

Banco Santander Central Hispano, SA and Companies Composing the Santander Group
Consolidated Balance Sheets as of December 31, 2004, 2003 and 2002 (Notes 1,2,3 and 4)

	(Thousands of Euros)

LIABILITIES AND EQUITY	2004	2003	2002

DUE TO CREDIT INSTITUTIONS (Note 14)	84,813,805	75,580,312	50,820,719
CUSTOMER DEPOSITS (Note 15):
Savings deposits-
Demand	145,000,185	76,613,017	67,644,766
Time	70,367,960	46,973,305	52,286,346
Other deposits-
Demand	3,820,858	309,402	408,544
Time	74,656,694	35,439,848	47,476,100

	293,845,697	159,335,572	167,815,756

MARKETABLE DEBT SECURITIES (Note 16):
Bonds and debentures outstanding	57,940,072	28,838,892	20,497,329
Promissory notes and other securities	26,067,117	15,602,313	10,791,778

	84,007,189	44,441,205	31,289,107

OTHER LIABILITIES (Note 22)	18,576,809	10,429,976	10,811,902

ACCRUAL ACCOUNTS	10,826,948	7,539,896	7,029,998

PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 17):
Pension allowance	10,652,752	8,935,148	8,839,081
Other provisions	4,692,293	3,792,529	5,008,669

	15,345,045	12,727,677	13,847,750

GENERAL RISK ALLOWANCE	—	—	132,223

NEGATIVE DIFFERENCE IN CONSOLIDATION	10,916	14,040	15,459

CONSOLIDATED NET INCOME FOR THE YEAR:
Group	3,135,558	2,610,819	2,247,177
Minority interests (Note 19)	532,299	621,187	538,463

	3,667,857	3,232,006	2,785,640

SUBORDINATED DEBT (Note 18)	20,194,128	11,221,088	12,450,228

MINORITY INTERESTS (Note 19)	8,539,187	5,439,517	6,036,710

CAPITAL STOCK (Note 20)	3,127,148	2,384,201	2,384,201

ADDITIONAL PAID-IN CAPITAL (Note 21)	20,370,128	8,720,722	8,979,735

RESERVES (Note 21)	5,680,854	5,510,846	5,573,390

REVALUATION RESERVES (Note 21)	42,666	42,666	42,666

RESERVES AT CONSOLIDATED COMPANIES (NOTE 21)	6,349,502	5,170,808	4,192,601

TOTAL LIABILITIES AND EQUITY	575,397,879	351,790,532	324,208,085

The accompanying Notes 1 to 28 and Exhibits I to VIII are an integral part of the consolidated balance sheets as of December 31, 2004, 2003 and 2002.

Back to Contents

Consolidated Statements of Income for the Years Ended December 31, 2004, 2003 and 2002 (Notes 1,2,3 and 4)

	(Thousands of Euros)

	(Debit) Credit

STATEMENT OF INCOME	2004	2003	2002

INTEREST INCOME (Note 25)	18,103,835	17,203,740	22,711,338
Of which: Fixed-income securities	3,656,639	3,413,601	5,081,124
INTEREST EXPENSE (Note 25)	(10,115,569)	(9,686,896)	(13,825,855)

INCOME FROM EQUITY SECURITIES: (Note 25)
Common stocks and other equity securities	281,949	131,987	120,061
Investments in non-Group companies	294,715	279,705	311,863
Investments in Group companies	70,782	29,801	41,248

	647,446	441,493	473,172

NET INTEREST INCOME	8,635,712	7,958,337	9,358,655

FEES COLLECTED (Note 25)	5,776,639	5,098,879	5,147,086
FEES PAID (Note 25)	(1,167,350)	(928,317)	(857,802)
GAINS (LOSSES) ON FINANCIAL TRANSACTIONS (Note 25)	952,666	998,813	356,250

GROSS OPERATING INCOME	14,197,667	13,127,712	14,004,189

OTHER OPERATING INCOME	89,909	75,460	128,431
GENERAL ADMINISTRATIVE EXPENSES:
Personnel expenses (Note 25)	(4,135,315)	(4,049,372)	(4,521,718)
Of which:
Wages and salaries	(3,011,955)	(2,959,515)	(3,208,776)
Employee welfare expenses	(654,412)	(643,144)	(739,448)
Of which: Pensions	(102,861)	(96,603)	(130,054)
Other administrative expenses (Note 25)	(2,599,878)	(2,428,325)	(2,800,333)

	(6,735,193)	(6,477,697)	(7,322,051)
DEPRECIATION, AMORTIZATION AND WRITE-DOWNS OF PROPERTY
AND EQUIPMENT AND INTANGIBLE ASSETS (Note 13)	(734,967)	(762,794)	(889,832)
OTHER OPERATING EXPENSES	(272,223)	(241,990)	(354,913)

NET OPERATING INCOME	6,545,193	5,720,691	5,565,824

NET INCOME FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD (Notes 10 and 11):
Share in income of companies accounted for by the equity method	946,821	781,243	706,214
Share in losses of companies accounted for by the equity method	(40,938)	(64,474)	(73,205)
Value adjustments due to collection of dividends	(365,497)	(309,506)	(353,111)

	540,386	407,263	279,898

AMORTIZATION OF CONSOLIDATION GOODWILL (Note 12)	(618,935)	(2,241,688)	(1,358,616)
GAINS ON GROUP TRANSACTIONS:
Gains on disposal of holdings in fully consolidated Companies (Note 3)	14,165	702,113	10,092
Gains on disposal of holdings accounted for by the equity method (Note 3)	489,521	241,341	1,859,277
Gains on transactions involving parent company shares and Group financial liabilities	5,164	35,841	702

	508,850	979,295	1,870,071

LOSSES ON GROUP TRANSACTIONS:
Losses on disposal of holdings in companies consolidated by global integration method (Notes 3 and 12)	(5,528)	(13,502)	(808,498)
Losses on disposal of holdings carried by the equity method	(2,956)	(4,255)	(35,089)
Losses on transactions involving controlling company shares and Group financial liabilities	(34,149)	(5,975)	(17,544)

	(42,633)	(23,732)	(861,131)

WRITE-OFFS AND CREDIT LOSS PROVISIONS (Net) (Note 7)	(1,647,651)	(1,495,687)	(1,648,192)
WRITE-DOWN OF LONG-TERM INVESTMENTS (Net)	(257)	687	(272)
PROVISIONS TO GENERAL BANKING RISK ALLOWANCE	—	85,945	—
EXTRAORDINARY INCOME (Note 25)	1,027,150	1,337,064	1,270,092
EXTRAORDINARY LOSS (Note 25)	(1,877,485)	(668,398)	(1,608,925)

INCOME BEFORE TAXES	4,434,618	4,101,440	3,508,749

CORPORATE INCOME TAX (Note 22)	(311,244)	(341,007)	(314,979)
OTHER TAXES (Note 22)	(455,517)	(528,427)	(408,130)

CONSOLIDATED NET INCOME FOR THE YEAR	3,667,857	3,232,006	2,785,640
NET INCOME ATTRIBUTED TO MINORITY INTERESTS (Note 19)	532,299	621,187	538,463

NET INCOME ATTRIBUTED TO THE GROUP	3,135,558	2,610,819	2,247,177

The accompanying Notes 1 to 28 and Exhibits I to VIII are an integral part of the consolidated statements of income for the years ended December 31, 2004, 2003 and 2002.

Back to Contents

Banco Santander Central Hispano, S.A. and Companies composing the Santander Group

Notes to Consolidated Financial Statements for the year ended December 31, 2004

1.	Description of the Bank, basis of presentation of the consolidated financial statements and other information

Description of the Bank

Banco Santander Central Hispano, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The bylaws and other public information on the Bank can be consulted in the web page of the Bank (www.gruposantander.com) and in its registered office at Paseo de Pereda 9-12, Santander.

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

In view of the business activity carried on by the companies composing the Group, it does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated net worth, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these notes to consolidated financial statements.

The 2003 and 2002 consolidated financial statements were approved by the Shareholders’ Meetings of the Bank on June 19, 2004 and June 21, 2003, respectively.

The 2004 consolidated financial statements of the Group and the financial statements of the Bank and of almost all the consolidated companies have not yet been approved by the respective Shareholders' Meetings. However, the Bank's Board of Directors considers that they will be approved without material changes.

Abbey National plc (Abbey)

On July 25, 2004, the respective Boards of Directors of the Bank and Abbey approved the terms on which the Board of Directors of Abbey recommended to its shareholders the tender offer launched by Banco Santander for all the common capital stock of Abbey under a Scheme of Arrangement subject to the British Companies Act.

After the related Shareholders’ Meetings of Abbey and the Bank were held in October 2004, and the other conditions of the transaction were met, on November 12, 2004, the acquisition was completed through the delivery of one new Banco Santander share for every Abbey common share. The capital increase performed to cater for the purchase amounted to €12,541 million (Notes 20 and 21), equal to 1,485,893,636 new shares of €0.5 par value, with additional paid-in capital of €7.94 each.

Information on Abbey

Abbey is a major financial services group in the United Kingdom, where it is the second-largest provider of residential mortgages. It is the sixth-largest bank in the UK in terms of assets, ranking sixteenth in Europe and thirtieth worldwide. Abbey has over 24,000 employees, approximately 730 branches and 18 million customers.

Its consolidated assets and consolidated shareholders’ equity, calculated in accordance with U.K. accounting principles, amounted to £170,000 million and £4,300 million, respectively, as of December 31, 2004, the date of first-time consolidation of Abbey in the Santander Group. Accordingly, the consolidated balance sheet includes the effect of the acquisition, whereas the consolidated statement of income does not include the results obtained by Abbey from the date of completion of the acquisition, which were not material. The goodwill arising from the acquisition (Note 12) included the adjustments and valuations required for it to be presented in conformity with the accounting principles and valuation methods described in Note 2.

Back to Contents

Share repurchase program

On June 19, 2004, the Shareholders’ Meeting of Banco Santander authorized the Bank to purchase Banco Santander shares on terms substantially the same as those authorized at previous years’ Shareholders’ meetings.

Since the date on which the tender offer for Abbey shares was announced, Banco Santander acquired treasury stock under a share repurchase program authorized by the Board of Directors of Banco Santander for the purpose of reducing the Bank’s capital stock for the net amount of the purchases and sales carried out under such program, whose terms and conditions are as follows:

1.	The maximum number of Banco Santander shares which the Bank may hold will be 190,000,000 shares;

2.	The maximum acquisition price will be €9.77 per share;

3.	The program will be in force through March 31, 2005, and the Bank has announced its decision not to extend the term of the program.

The summary of the transactions performed under this program through December 31, 2004, is as follows:

Transaction	Securities	Euros

		Weighted Average Price

Purchases	99,209,235	8.15
Sales	(87,164,416)	8.12

	12,044,819

Objections to corporate resolutions

The directors of the Bank and their legal advisers consider that the objection to certain resolutions adopted by the Bank’s Shareholders’ Meetings on January 18, 2000, March 4, 2000, March 10, 2001, February 9, 2002, June 24, 2002, June 21, 2003 and June 19, 2004, will have no effect on the financial statements of the Bank and the Group.

On April 25, 2001, the Santander Court of First Instance number 1 rejected in full a claim contesting resolutions adopted at the Shareholders’ Meeting on January 18, 2000. The plaintiff filed an appeal against the judgment. On December 2, 2002, the Cantabria Provincial Appellate Court dismissed the appeal. A cassation appeal has been filed against the judgment of the Cantabria Provincial Appellate Court.

On November 29, 2002, the Santander Court of First Instance number 2 rejected in full the claims contesting resolutions adopted at the Shareholders’ Meeting on March 4, 2000. The plaintiffs filed an appeal against the judgment. On July 5, 2004, the Cantabria Provincial Appellate Court dismissed the appeal. One of the appellants has prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment.

On March 12, 2002, the Santander Court of First Instance number 4 rejected in full the claims contesting resolutions adopted at the Shareholders’ Meeting on March 10, 2001. The plaintiffs filed an appeal against the judgment. On April 13, 2004, the Cantabria Provincial Appellate Court dismissed the appeals. One of the appellants has prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment.

On September 9, 2002, the Santander Court of First Instance number 5 rejected in full the claim contesting resolutions adopted at the Shareholders’ Meeting on February 9, 2002. The plaintiff filed an appeal against the judgment. On January 14, 2004, the Cantabria Provincial Appellate Court dismissed the appeal. The appellant has prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment.

On May 29, 2003, the Santander Court of First Instance number 6 rejected in full the claim contesting the resolutions adopted at the Shareholders’ Meeting on June 24, 2002. An appeal has been filed against the judgment.

Back to Contents

Despite the amount of time elapsed, the Santander Court of First Instance number 7 has yet to hand down its judgment on the objection to the resolutions adopted at the Shareholders’ Meeting on June 21, 2003, since it was agreed that the proceedings should be stayed on grounds of the need for an interlocutory decision in the criminal jurisdiction derived from the preliminary proceedings conducted at Central Examining Court number 3, which are currently being handled by the Criminal Chamber of the National Appellate Court, in respect of the amounts paid when Mr. Amusátegui and Mr. Corcóstegui retired from the Bank. A new claim has also been filed with the Santander Court of First Instance number 7 to contest the resolutions adopted at the same Shareholders’ Meeting on June 21. This proceeding has been joined with the foregoing proceeding, which means that it is subject to the effects of the stay on grounds of the need for an interl oc utory decision in the criminal jurisdiction.

The claims contesting the resolutions adopted at the Shareholders’ Meeting on June 19, 2004, are currently being processed before the Santander Court of First Instance number 8.

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

All significant accounts and transactions between consolidated companies were eliminated in consolidation. The equity of third parties in the Group is presented under the "Minority Interests" caption and in the "Consolidated Net Income for the Year - Minority Interests" account in the consolidated balance sheets (Note 19).

The investments in companies controlled by the Bank and not consolidable because their business activity is not directly related to that of the Bank (Note 11) and the investments in companies which have a lasting relationship with the Group, which are intended to contribute to the Group’s business activities, in which the Group’s ownership interests are generally equal to or exceed 20% –3% if listed–, and over which the Group exercises significant influence –as evidenced by its representation in the associated company’s governing body, significant transactions between the other Group companies and the investee, or the exchange of management personnel, among others (“associated companies” - Note 10)–, are carried at the fraction of the investees' net worth corresponding to such investments, net of the dividends collected from them and other net worth eliminations (equity method).

The income or loss generated by companies acquired in each year is consolidated by taking into account only the income or loss relating to the period between the acquisition date and the related year-end.

Determination of net worth

In evaluating the Group's net worth, the balances of the following captions in the accompanying consolidated balance sheets should be taken into consideration:

Back to Contents

	Thousands of Euros

	2004	2003	2002

Capital stock (Note 20)	3,127,148	2,384,201	2,384,201

Reserves (Note 21):
Additional paid-in capital	20,370,128	8,720,722	8,979,735
Reserves	5,680,854	5,510,846	5,573,390
Revaluation reserves	42,666	42,666	42,666

	26,093,648	14,274,234	14,595,791

Reserves at consolidated companies	6,349,502	5,170,808	4,192,601
Accumulated losses at consolidated companies	(4,706,764)	(4,621,815)	(4,435,179)

Total reserves	27,736,386	14,823,227	14,353,213

Add- Consolidated net income for the year-Group	3,135,558	2,610,819	2,247,177

Less-
Interim dividend paid (Note 4)	(791,555)	(739,102)	(727,782)
Third interim dividend payable (Note 4)	(519,106)	—	—
Treasury stock	(104,180)	(10,155)	(14,746)

	(1,414,841)	(749,257)	(742,528)

Net worth per books at year-end	32,584,251	19,068,990	18,242,063
Less-
Third interim dividend	—	(369,551)	(358,231)
Fourth interim dividend (Note 4)	(526,612)	(335,734)	(289,595)

Net worth, after the distribution of income for the year	32,057,639	18,363,705	17,594,237

Capital adequacy requirements

The entry into force of Law 13/1992 and Bank of Spain Circular 5/1993 and subsequent amendments introduced new regulations governing minimum capital requirements for credit institutions at both individual and consolidated group levels.

As of December 31, 2004, 2003 and 2002, the Group’s eligible capital exceeded the minimum requirements stipulated by the aforementioned regulations by approximately €11,100 million, €5,700 million and €5,500 million, respectively.

Detail of risk provisions and coverage

In accordance with the Bank of Spain regulations, the risk provisions and coverage are presented as assigned to the related assets and/or in specific accounts. The detail of the aggregate risk provisions, coverage and guarantees, disregarding their accounting classification is as follows:

Back to Contents

	Thousands of Euros

	2004	2003	2002

Credit loss allowance:
Due from credit institutions (Note 6)	49,307	111,735	90,522
Of which: Country-risk	23,173	26,923	8,537
Loans and credits (Note 7)	6,969,263	5,116,683	4,938,204
Of which: Country-risk	219,246	362,604	309,674
Debentures and other fixed-income securities (Note 8)	180,748	185,978	135,552
Of which: Country-risk	14,616	9,831	257

	7,199,318	5,414,396	5,164,278

Security price fluctuation allowance:
Government debt securities (Note 5)	—	10,659	33
Debentures and other fixed-income securities (Note 8)	78,385	51,023	198,420
Common stocks and other equity securities (Note 9)	699,770	948,761	569,715

	778,155	1,010,443	768,168

Pension allowance (Note 2-j):
At Spanish companies	8,077,574	7,627,149	7,448,941
At foreign companies	2,575,178	1,307,999	1,390,140

	10,652,752	8,935,148	8,839,081

General risk allowance	—	—	132,223

Property and equipment allowance:
Foreclosed assets (Note 13)	293,128	316,165	395,406
Other assets	52,499	60,819	104,837

	345,627	376,984	500,243

Other asset allowances	126,153	154,954	207,750

Other provisions for contingencies and expenses
(Note 17)	4,692,293	3,792,529	5,008,669

Total	23,794,298	19,684,454	20,620,412

Comparative information - early retirements

As indicated in Note 2-j, in 2003 and 2002, the Bank and other Group entities entered into early retirement agreements with certain employees and recorded these commitments, after receiving the related authorizations from the Bank of Spain pursuant to Rule 13 of Bank of Spain Circular 4/1991, with a charge to unrestricted reserves and simultaneously recorded the related deferred tax asset (€336 million and €181 million, respectively, in 2003 and €856 million and €461 million, respectively, in 2002). In 2004, the Bank of Spain did not grant such authorization to credit institutions and, accordingly, also in accordance with Rule 13 of Bank of Spain Circular 4/1991, the Bank and other Group entities recorded net provisions of €527 million with a charge to the consolidated statement of income to meet their commitments to the employees who took early retirement in that year (€810 million were charged to the "Extraordinary Loss" c ap tion in the accompanying 2004 consolidated statement of income, and simultaneously the related deferred tax asset was recorded for €283 million).

Transition to International Financial Reporting Standards

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with the International Financial Reporting Standards (IFRSs) previously ratified by the European Union. Therefore, the Group is required to prepare its consolidated financial statements for the year ending December 31, 2005 in conformity with the IFRSs ratified by the European Union at that date.

Under IFRS 1, First-Time Adoption of International Financial Reporting Standards, the Group’s consolidated financial statements for 2005 must necessarily include, for comparison purposes, a consolidated balance sheet as of December 31, 2004, and a consolidated statement of income for the year then ended prepared in accordance with the methods established by the IFRSs in force as of December 31, 2005.

In order to adapt the accounting system of Spanish credit institutions to the new standards, on December 22 the Bank of Spain issued Circular 4/2004 on Public and Restricted Financial Reporting Standards and Model Financial Statements. However, although the Group is completing a plan for transition to IFRSs which includes, inter alia, an analysis of the accounting method differences, the selection of the accounting methods to be applied when alternative treatments are permitted and an assessment of the changes in reporting procedures and systems, sufficient information is not yet available to estimate with reasonable objectivity the extent to which the accompanying consolidated balance sheet and consolidated statement of income for 2004 will differ from those to be prepared in the future in accordance with the accounting methods contained in the IFRSs in force as of December 31, 2005.

Back to Contents

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

Translation methods

Balances denominated in foreign currencies, including those of the financial statements of the consolidated companies and branches in non-EMU countries, were translated to euros at the year-end average official exchange rates in the Spanish spot foreign currency market, except for:

		1.	The balances funded in euros relating to the capital amounts assigned to branches in non-EMU countries and to the reserves and undistributed earnings of companies and branches in non-EMU countries, which were translated at historical exchange rates.

		2.	The revenue and expense accounts of the consolidated companies and branches in non-EMU countries, which were translated at the average exchange rates in each year.

		3.	The balances arising from non-hedging forward foreign currency/foreign currency and foreign currency/euro purchase and sale transactions, which were translated to euros at the year-end exchange rates prevailing in the forward foreign currency market.

Accounting for exchange differences

The exchange differences arising from application of the above-mentioned translation methods are recorded as follows:

		1.	The net debit or credit differences arising in the consolidation process are recorded under the "Accumulated Losses at Consolidated Companies" or "Reserves at Consolidated Companies" captions, respectively, in the consolidated balance sheets, net of the portion of these differences relating to minority interests (Note 21).

		2.	The remaining exchange differences are recorded under the “Gains (Losses) on Financial Transactions” caption in the consolidated statements of income (Note 25), with a balancing entry, in the case of non-hedging forward transactions, under the “Other Assets” or “Other Liabilities” caption in the consolidated balance sheets.

Certain of the companies located in countries with specific accounting regulations on the recording of adjustments for inflation (basically Chile, Mexico, Uruguay, Bolivia and Peru) record debits and credits in their income statements to adjust their assets and liabilities for inflation. These debits and credits are recorded under the “Extraordinary Loss” and “Extraordinary Income” captions in the consolidated statements of income (Note 25). The detail of these items is as follows:

	Thousands of Euros

	2004	2003	2002

Extraordinary income:
Other revenues	24,874	13,164	36,542

Extraordinary loss:
Other expenses	(22,111)	(22,293)	(106,079)

	2,763	(9,129)	(69,537)

Back to Contents

c)	Credit loss allowance

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

The credit loss allowances were calculated as follows:

	1.	Allowance for risks in Spain and abroad, excluding country-risk:

		a.	Specific allowances: on a case-by-case basis, based on the loan recovery expectations and, as a minimum, by application of the coefficients stipulated in Bank of Spain regulations. The credit loss allowance is increased by provisions from period income and is decreased by charge-offs of debts deemed to be uncollectible or which have been nonperforming for more than three years (six years in the case of mortgage loans with effective coverage) and by releases, where appropriate, of the provisions recorded for debts subsequently recovered (Note 7).

		b.	General-purpose allowance: additionally, in accordance with Bank of Spain regulations, an additional general-purpose allowance, equal to 1% of the loans and credits, private-sector fixed-income securities, contingent liabilities and doubtful assets for which provision is not mandatory (0.5% for certain mortgage loans) has been recorded for losses not specifically identified at year-end.

	2.	Country-risk allowance: on the basis of the estimated classification of the degree of debt-servicing difficulty being experienced by each country (Note 7).

	3.	Allowance for the statistical coverage of credit losses: additionally, the Group is required to record an allowance for the statistical coverage of the unrealized credit losses on the various homogeneous loan portfolios, by charging each quarter to the “Write-offs and Credit Loss Provisions” caption in the consolidated statement of income for each of the consolidated companies, the positive difference resulting from subtracting the net specific provisions for credit losses recorded in the quarter from one-fourth of the statistical estimate of the overall unrealized loan losses on the various homogeneous loan portfolios (estimated either using calculation methods based on the Group’s statistical expectations, approved by the Bank of Spain, or calculating the credit risk of each portfolio multiplied by certain coefficients which range from 0% to 1.5%). If the resulting difference were negative, the amount would be credited to the consolidated statement of income with a charge to the allowance recorded in this connection (to the extent of the available balance).

The provisions recorded to cover the losses which may be incurred by the Group as a result of the off-balance-sheet risks maintained by the consolidated companies are included under the “Provisions for Contingencies and Expenses - Other Provisions” caption in the consolidated balance sheets (Note 17).

The credit loss allowances recorded by the Group comply with Bank of Spain regulations.

d)	Government debt securities, debentures and other fixed-income securities

The securities composing the Group’s fixed-income securities portfolio were classified as follows:

	1.	The securities assigned to the trading portfolio, which consists of securities held for the purpose of operating in the market, are stated at their year-end market price. The net differences arising from price fluctuations are recorded (ex-coupon) under the “Gains (Losses) on Financial Transactions” caption in the consolidated statements of income (Note 25).

	2.	The securities assigned to the held-to-maturity portfolio, which consists of securities which the Group has decided to hold until final maturity basically because it has the financial capacity to do so or because it has related financing available, are stated at acquisition cost, adjusted by the amount resulting from accruing by the interest method the positive or negative difference between the redemption value and the acquisition cost over the residual life of the security.

	3.	The securities assigned to the available-for-sale portfolio, which consists of the securities not assigned to either of the two portfolios described above, are stated at their adjusted acquisition cost, as defined in paragraph 2 above. The adjusted acquisition cost and the market value of these securities are compared. The market value of listed securities in this portfolio is deemed to be the market price on the last day of trading of each year and that of unlisted securities to be the current value at the market interest rates prevailing on that date. A security price fluctuation allowance is recorded, if required, with a charge to asset accrual accounts or to income.

Back to Contents

In the fixed-income securities assigned to the available-for-sale portfolio, the net difference (additional to the security price fluctuation allowance recorded with a charge to income) by which the adjusted acquisition cost exceeded their market value amounted to €45 million as of December 31, 2004 (Notes 5 and 8) (€2 million and €272 million as of December 31, 2003 and 2002, respectively). This amount is not reflected in the consolidated balance sheets since the security price fluctuation allowance recorded for this amount and the asset accrual account against which the allowance was recorded offset each other. This accrual account is taken into account in calculating the Group’s capital ratio.

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

The investments in non-consolidable Group companies and in associated entities (Note 1) are accounted for by the equity method.

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

€241 million, €274 million and €286 million of amortization of these expenses were charged to the consolidated statements of income in 2004, 2003 and 2002, respectively, and these amounts are recorded under the "Depreciation and Amortization and Write-down of Property and Equipment and Intangible Assets" caption.

g)		Consolidation goodwill and negative difference in consolidation

Consolidation goodwill

The positive differences between:

	(i)	the cost of the investments in consolidated companies (both those fully consolidated and those accounted for by the equity method), and

	(ii)	as required by the Bank of Spain, the market value of the investments in other companies contributed by third parties in capital increases carried out at the Bank in accordance with the provisions of Article 159.1.c of the revised Spanish Corporations Law (Note 20)

Back to Contents

and the respective underlying book values adjusted at the date of first-time consolidation are allocated as follows:

	1.	If the difference is allocable to specific assets or liabilities of these companies, it is recorded by increasing the value of the assets (or reducing the value of the liabilities) whose market values were higher (lower) than the net book values per these companies’ balance sheets and whose accounting treatment is similar to that of analogous assets (liabilities) of the Group (amortization, accrual, etc.).

	2.	The remainder is recorded as consolidation goodwill. These differences are being amortized from the acquisition date over the period in which it is considered that the investments will contribute to the obtainment of income for the Group, which will not exceed 20 years (Note 12).

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

Operating property and equipment

Property and equipment are carried at cost revalued pursuant to the applicable enabling allowances, net of the related accumulated depreciation.

Depreciation is provided by the straight-line method at rates based on the years of estimated average useful life of the related assets. The annual depreciation expense is calculated basically at the following rates:

Percentages

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

The allowance recorded with a charge to the "Extraordinary Loss" caption in the consolidated statements of income is presented as a reduction of the balance of the "Property and Equipment - Other Property" caption (Note 13).

i)	Treasury stock

The balance of the "Treasury Stock" caption relates to Bank shares acquired and held by consolidated companies. These shares are reflected at cost, net of the required provision, if any, which is determined on the basis of the lower of the Group’s underlying book value or market price. The aforementioned provision is recorded with a charge to the “Losses on Group Transactions” caption in the consolidated statements of income.

The total Bank shares owned by consolidated companies represented 0.20% of the capital stock issued by the Bank as of December 31, 2004. At that date, the non-consolidable subsidiaries held 0.04% of the Bank’s capital stock (0.05% and 0.04%, respectively, as of December 31, 2003 and 0.08% and 0.02%, respectively, as of December 31, 2002).

Back to Contents

In 2004, the Group companies (fully consolidated or accounted for by the equity method) acquired and disposed of 840 million and 829 million Bank shares, respectively, including the purchases and sales discussed in Note 1.

j)	Pension commitments

Companies in Spain

Under the current collective labor agreements, certain Spanish consolidated entities have undertaken to supplement the social security benefits accruing to certain employees, or to their beneficiary rightholders, for retirement, permanent disability, death of spouse or death of parent. These commitments, which amounted to €10,298 million, €9,996 million and €9,975 million as of December 31, 2004, 2003 and 2002, respectively, were covered by in-house allowances and external funds at those dates.

1.	Applicable regulations

In-house allowances-

Accrued pension commitments and contingencies must be valued and covered using objective criteria. These criteria include an assumed annual interest rate not exceeding 4% and the use of properly adjusted life expectancy, mortality and disability tables relating to domestic or foreign past experience (if other than those relating to the past experience of the group of employees concerned, properly checked).

The actuarial studies performed as of December 31, 2004, 2003 and 2002, to determine these commitments were conducted on an individual basis by independent actuaries, basically using the following assumptions:

	a.	Assumed annual interest rate: 4%.

	b.	Mortality tables: GRM/F-95 (PERM/F-2000P in the case of Banesto for 2004)

	c.	Annual social security pension revision rate: 1.5%.

	d.	Cumulative annual CPI: 1.5%.

	e.	Annual salary growth rate: 2.5%.

	f.	Method used to calculate the commitments to serving employees: straight-line distribution of the estimated cost per employee based on the ratio of each employee's years of past service to his or her estimated total expected years of service (projected unit credit method).

The Group recorded the difference between the recorded allowances as of December 31, 1999, and the allowances calculated by applying the new valuation methods, with a balancing entry in a debit-balance account (which is presented in the consolidated balance sheets offsetting the pension allowances) which is reduced each year with a charge to the consolidated statement of income by at least one-tenth of the beginning balance. The “Extraordinary Loss” caption in the 2004, 2003 and 2002 consolidated statements of income (Note 25) includes €125 million, €125 million and €126 million, respectively, relating to the annual charge recorded in this connection.

The pension commitments covered by insurance contracts (determined as the amount of the net level premium reserves to be recorded by the insurer) are recorded under the “Provisions for Contingencies and Expenses – Pension Allowance” caption, with a charge to the “Other Assets” caption in the consolidated balance sheet. As of December 31, 2004, the amount of the aforementioned insured commitments was €3,195 million (€3,209 million and €3,192 million as of December 31, 2003 and 2002, respectively - Note 17).

Additionally, the valuation differences arising exclusively from the fact that the investments relating to the insurance contracts are at interest rates exceeding those applied in calculating the commitments to employees (4% annually) are recorded as an in-house pension allowance, with a balancing entry in a debit-balance account (which is recorded in the consolidated balance sheets offsetting the pension allowance), which is reduced (with a charge to the “Interest Expense” caption in the consolidated statement of income – Note 25) at the appropriate rate so that, taken together with the allocable cost resulting from the increase in the recorded in-house pension allowance arising from the rate of return used to calculate it, it is equal to the increase in value of the assets added (recorded with a credit to the “Interest Income” caption in the consolidated statement of income - Note 25), thus neutralizing the effect on income. As of December 31, 2004, 2003 and 2002, the aforementioned valuation differences amounted to €941 million, €1,019 million and €1,091 million, respectively.

Back to Contents

External funds-

In the case of commitments which must be treated as external funds, the differences which arose from the application of the new valuation methods with respect to the in-house allowance as of December 31, 1999, are recorded with a charge to income over a maximum period of 9 years if the commitment is instrumented in an insurance contract (14 years if instrumented in a pension plan). The “Extraordinary Loss” caption in the 2004, 2003 and 2002 consolidated statements of income (Note 25) includes €14 million, €14 million and €15 million, respectively, relating to the annual charge recorded in this connection.

In 2002 the Group took out insurance contracts to externalize the commitments undertaken subsequent to May 1996, and to employees hired after November 1999. The related funds are deemed to be external funds and, accordingly, they are not recorded in the consolidated balance sheets.

Other funds-

Certain labor obligations (“Other Commitments”) are recorded under the “Provisions for Contingencies and Expenses – Pension Allowance” caption (Note 17), with a charge to “Extraordinary Loss” (Note 25), over a maximum period of five years from when the obligation arose, in conformity with the applicable regulations.

2.	Funded accrued commitments

Following are the main amounts disclosed in the aforementioned actuarial studies and the amounts assumed by insurance companies as external funds:

	Thousands of Euros

Discounted Present Value	2004	2003	2002

Accrued pensions of serving employees	1,161,328	1,159,683	1,234,819
Commitments arising from employees retired early	4,064,242	3,607,263	3,382,436
Vested pensions of retired employees (*)	5,024,296	5,186,573	5,328,055
Other commitments	48,244	42,096	29,897

Total accrued commitments	10,298,110	9,995,615	9,975,207

(*)	Including pensions to employees who took early retirement.

Back to Contents

These commitments were funded as follows:

	Thousands of Euros

	2004	2003	2002

Uninsured in-house allowance	4,882,201	4,418,205	4,257,428
Insured in-house allowance –
Net level premium reserves at Group insurance companies (*)	904,721	824,960	764,896
Insurance policies taken out with other insurance companies (*)	2,290,652	2,383,984	2,426,617

	3,195,373	3,208,944	3,191,513

Pension allowance (Note 1)	8,077,574	7,627,149	7,448,941

Difference pursuant to the funding schedule stipulated by Bank of Spain Circular 5/2000 (**)	625,612	750,847	876,884
Differences in insurance contracts assigned to pension commitments (**)	940,884	1,018,525	1,091,367
In-house allowance	9,644,070	9,396,521	9,417,192

External funds	658,971	607,521	567,287

Of which:
Insured provisions	609,064	543,979	489,959
Difference pursuant to the funding schedule stipulated by Bank of Spain Circular 5/2000	49,907	63,542	77,328

Total amount	10,303,041	10,004,042	9,984,479

(*)	These amounts have been recorded under the “Provisions for Contingencies and Expenses - Pension Allowance" caption in the consolidated balance sheets with a charge to the “Other Assets” caption.

(**)	These amounts are recorded under the “Provisions for Contingencies and Expenses - Pension Allowance” caption in the consolidated balance sheets and are offset, in the same amounts, by the debit-balance accounts against which the allowance was initially recorded.

3.	Plans for early retirement

In 2004, 2003 and 2002, the Bank, Banco Español de Crédito, S.A. (Banesto) and Santander Consumer Finance, S.A. offered certain employees the possibility of taking early retirement. Accordingly, in those years allowances were recorded to cover the supplementary liabilities to employees taking early retirement and the salary and other benefit commitments to these employees from the time of early retirement to the date of effective retirement.

Pursuant to Rule 13 of Bank of Spain Circular 4/1991, and after obtaining, where appropriate, authorization from the Bank of Spain, these allowances were recorded as follows:

	Thousands of Euros

	2004	2003	2002

With a charge to unrestricted reserves (Note 21)	—	335,820	856,431
Of which:
Banco Santander Central Hispano, S.A.	—	259,014	705,845
Banesto	—	74,360	144,430
Santander Consumer Finance, S.A.	—	2,446	6,156

With a charge to extraordinary income (*)	809,973	26,215	55,071
Of which:
Banco Santander Central Hispano, S.A.	693,344	15,869	45,801
Banesto	107,692	10,346	6,300
Santander Consumer Finance, S.A.	8,937	—	2,970

With a charge to deferred tax assets (Note 22) (**)	—	188,427	484,101
Of which:
Banco Santander Central Hispano, S.A.	—	143,449	399,624
Banesto	—	43,661	81,162
Santander Consumer Finance, S.A.	—	1,317	3,315

Total allowances recorded (Note 17)	809,973	550,462	1,395,603

(*)	Also, the prepaid taxes arising as a result of this charge were recorded in 2004 (Note 22).

(**)	€180,826 thousand and €461,159 thousand of this amount arose from the charge to reserves in 2003 and 2002, respectively.

Back to Contents

Abbey

Abbey’s pension commitments to its employees amounted to €5,232 million as of December 31, 2004. These commitments were calculated and recorded under U.K. regulations using U.K. financial and actuarial assumptions. The allowances covering these commitments were externalized and instrumented in various defined-benefit plans. Pursuant to U.K. regulations, there is a difference which is written down over the average lives of the beneficiaries of the plans. Additional internal allowances amounting to €1,207 million were recognized in the process of standardization of accounting and valuation methods (Note 1).

Other companies abroad

In addition to the matters discussed above, other Group financial institutions abroad have assumed commitments with their employees which are similar to pensions.

The technical assumptions used by these entities (interest rates, mortality tables, cumulative annual CPI, etc.) are consistent with the socio-economic conditions prevailing in these countries.

As of December 31, 2004, 2003 and 2002, the total commitments covered by these companies amounted to €3,579 million, €3,301 million and €3,002 million, respectively. Of these amounts, €1,368 million, €1,308 million and €1,390 million, respectively, were covered by in-house pension allowances recorded under the “Provisions for Contingencies and Expenses – Pension Allowance” caption in the consolidated balance sheets. The remaining amount was covered by policies taken out with insurance companies.

Accrued cost and payments

The accrued pension cost at the Group and the payments for these commitments were as follows:
	Thousands of Euros

	2004	2003	2002

Accrued cost (Note 25)	1,485,398	550,401	836,168
Of which are recorded under:
General administrative expenses - Personnel expenses	102,861	96,603	130,054
Extraordinary loss	979,834	120,119	350,832
Interest expense	601,015	554,012	597,211
Interest income	(198,312)	(220,333)	(241,929)
Payments	1,182,269	1,122,682	1,125,565
Of which have been refunded by insurance entities	376,235	363,215	350,663

k)	Assets and liabilities acquired or issued at a discount

Assets and liabilities acquired or issued at a discount, except for marketable securities, are recorded at their redemption value. The difference between this value and the amounts paid or received are recorded under the liability and asset “Accrual Accounts” captions in the consolidated balance sheets.

l)	Futures transactions

Futures transactions are recorded in memorandum accounts based on either the future rights and commitments which might have an effect on net worth, or on the balances required to reflect the transactions, regardless of whether or not they affect the Group’s net worth. Accordingly, these instruments’ notional amount (theoretical value of the contracts) does not reflect the total credit or market risk assumed by the Group.

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

Back to Contents

Non-hedging transactions (also called trading transactions) arranged on organized markets were valued at market price, and market price fluctuations were recorded in full under the “Gains (Losses) on Financial Transactions” caption in the consolidated statements of income.

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

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from income for tax purposes. Permanent differences are defined as those arising between the taxable income and the book income before taxes which do not reverse in subsequent periods, considering the income obtained by Group companies as a whole.

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

The Exhibits provide relevant data on the consolidated Group companies (Exhibit I and III) and on the companies accounted for by the equity method (Exhibit II).

International Group structure

At international level, the various banks and other subsidiary and associated companies belonging to the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad.

The purpose of this structure, all of which is controlled by the Bank, is to optimize the international organization from the strategic, economic, financial and tax standpoints, since it makes it possible to define the most appropriate units to be entrusted with acquiring, selling or holding stakes in other international entities, the most appropriate financing method for these transactions and the most appropriate means of remitting the income obtained by the Group’s various operating units to Spain.

Back to Contents

Purchases and sales

The principal equity investments acquired and sold by the Group in 2002, 2003 and 2004, in addition to the acquisition of the capital stock of Abbey indicated in Note 1, and other significant corporate transactions were as follows:

ELCON Finance AS (Elcon)

In September 2004 the Group acquired all the shares of Elcon (a leading Norwegian vehicle financing company) for NKr 3,440 million (approximately €400 million). Subsequently, the Group resolved to sell Elcon’s leasing and factoring businesses for approximately €160 million. The resulting goodwill amounted to €131 million (Note 12).

Polskie Towarzystwo Finansowe, S.A. (PTF)

In February 2004 Santander Consumer Finance, S.A. announced the acquisition of all the shares of the Polish consumer finance company Polskie Towarzystwo Finansowe, S.A., together with the loan portfolio managed by it, for a cash amount of €524 million, of which €460 million relate to the nominal amount of the loan portfolio acquired. The transaction as a whole gave rise to goodwill totaling €70 million (Note 12).

Finconsumo Banca SpA (Finconsumo)

In 2003 the Group resolved to acquire the 50% holding in the capital stock of Finconsumo that it did not own and acquired 20% for €60 million in that year. In January 2004 it acquired the remaining 30% for €80 million, giving rise to goodwill of €58 million (Note 12).

Santander Central Hispano Previsión S.A. de Seguros y Reaseguros

In 2003 the Group reached an agreement to divest in full its holding in this company. Once the required authorizations had been obtained, the transaction was performed in June 2004 for a price of €162 million.

Abfin BV

In September 2004 the Group acquired the Dutch company Abfin BV, which engages mainly in vehicle financing, for €22 million. The goodwill arising on this acquisition amounted to €3 million.

Orígenes AFJP, S.A. (Orígenes AFJP)

In accordance with the commitments acquired in prior years, in 2003 the Group acquired a 20% holding in the capital stock of Orígenes AFJP for €141 million. The goodwill which arose from this acquisition (Note 12) was amortized using the provisions recorded under the “Provisions for Contingencies and Expenses — Other Provisions” caption as of December 31, 2002 (Note 17).

Banco Santander Portugal, S.A. (Banco Santander Portugal)

In 2003 the Group acquired a 12.74% ownership interest in the capital stock of Banco Santander Portugal for €106 million, thus increasing its holding to 97.95%.

Shinsei Bank

In 2003, the Group increased its holding in the capital stock of the Japanese bank Shinsei Bank from 6.5% as of December 31, 2002, to 11.4% as of December 31, 2003. The total cost of the investment at that date was approximately €144 million. In February 2004, the shareholders of Shinsei Bank, which was 11.4% owned by the Group, resolved to float on the stock exchange 35% of the bank shares, which gave rise to the sale of a 4% holding by the Santander Group, at a gain of €118 million. Subsequent to the sale the Group’s holding in this bank was reduced to 7.4%.

Banco Español de Crédito, S.A. (Banesto)

In 2002 Banesto carried out a monetary capital increase through the issuance of 81,670,694 new shares, carrying preemptive rights, at a ratio of 2 new shares issued at par for every 15 old shares. The Group sold its preemptive rights (arising from its 99.04% holding in the capital stock of Banesto) for €443 million in 2002 (Note 21). As of December 31, 2004, the Group had an 88.65% holding in the capital stock of Banesto.

Back to Contents

Grupo Financiero Santander Serfin, S.A. de C.V. (Grupo Financiero Santander Serfin) and Banco Santander Mexicano, S.A.

In December 2002, the Group reached an agreement with Bank of America Corporation whereby the latter acquired 24.9% of Grupo Financiero Santander Serfin for US$ 1,600 million (€1,457 million), which gave rise to gains of €681 million. These gains were recorded under the “Gains on Disposal of Investments in Fully Consolidated Companies” caption in the consolidated statement of income for the year ended December 31, 2003. Under this agreement, Bank of America Corporation will keep its holding for at least three years, and after this period it may, if it deems it appropriate, use several liquidity mechanisms, including the listing of its holding on the stock exchange and the right to sell this holding to the Group, at one time, at its book value at the time of the sale, calculated in accordance with international accounting standards.

After this sale, the Group’s holding in the capital stock of Grupo Financiero Santander Serfin stood at 73.98%.

In June 2004, Grupo Financiero Santander Serfin increased capital by €163.4 million, of which the Group subscribed €122.5 million.

On November 29, 2004, the Shareholders’ Meetings of Banco Santander Mexicano, S.A., Banca Serfin, S.A., Factoring Santander Serfin, S.A. de C.V. and Fonlyser, S.A. de C.V. resolved to merge the last three entities into Banco Santander Mexicano, S.A.. This merger was effective for accounting purposes from December 31, 2004.

AKB Holding (AKB)

In 2001 the Group reached an agreement with the Werhahn Group for the acquisition of AKB (a German group specializing in consumer finance). In 2002 the Bank issued 109,040,444 new shares of €0.5 par value each and additional paid-in capital of €9.588 each for an effective amount of €1,100 million, which were paid in full through the contribution of shares representing all the capital stock of AKB, in accordance with the resolutions adopted by the Bank’s Special Shareholders’ Meeting on February 9, 2002. AKB merged with CC-bank Ag. in 2002 (see Note 20).

Banco Santiago

Under the agreements between the Group and the Central Bank of Chile (as the second largest shareholder of Banco Santiago), on April 17, 2002, the Group acquired 35.45% of the Central Bank of Chile’s holding in the capital stock of Banco Santiago for US$ 685 million. On August 1, 2002, the merger of Banco Santiago and Banco Santander Chile was effectively executed, with retroactive effect to January 1, 2002, after the required resolutions of their respective Shareholders’ Meetings and approval by the Chilean regulatory authorities. The name of the post-merger entity is Banco Santander Chile.

Banco Río de la Plata, S.A. (Banco Río)

As of December 31, 2004, the Group had a 99.1% interest in Banco Río (99.1% and 98.9% as of December 31, 2003 and 2002, respectively) following the tender offer launched in 2000 to acquire the capital stock of Banco Río owned by minority shareholders, which was accepted by 94% of the minority shareholders, the acquisition in 2002 (by virtue of the commitments assumed in prior years) of 18.54% of the capital stock (23% of the voting rights) for €395 million and the conversion into equity in 2003 of the subordinated debt owned by the Group as of December 31, 2002.

Banco Santander Colombia, S.A. (Banco Santander Colombia)

As a result of a capital increase and of certain agreements reached in prior years, in 2002 the Group increased its holding in the capital stock of Banco Santander Colombia by 34.32%, for which it paid €303 million. As of December 31, 2004, the Group held a 97.64% of the capital of Banco Santander Colombia.

Patagon Group

In July 2000, the Group acquired a 97.62% holding in the capital stock of the Patagon Group (a financial portal) for approximately US$ 607 million.

In 2002 the Group restructured its Internet banking business, sold its holding in the financial portal to the other shareholders and released the provisions recorded for the full amount of the investment.

Back to Contents

Other investments

Compañía Española de Petróleos, S.A. (Cepsa)

In 2003 the Bank launched a tender offer for up to 42,811,991 Cepsa shares, and the offer was accepted for 32,461,948 shares, representing an investment of €909 million (Notes 10 and 12).

Total, S.A. considered that the tender offer constituted a breach of historical side agreements between it and the Bank in relation to Cepsa (agreements which had, however, been rendered ineffective automatically by Law 26/2003) and, accordingly, filed a request for arbitration seeking injunctive measures at the Netherlands Court of Arbitration. The award rendered in this injunctive arbitration proceeding, which does not constitute a preliminary ruling on, or consider the merits of, the matters raised since they must be resolved in an arbitration on the merits already in progress, established injunctive measures that can be summarized as follows:

1.	Requirement for the Bank and Total, S.A. to act in concert with respect to the shares of Cepsa held by them directly or indirectly.
2.	Prohibition against the sale or charging of the direct or indirect holdings of the Bank in Somaen Dos, S.L. (Somaen), a company through which it owned its holding in Cepsa prior to the tender offer.
3.	Prohibition against the sale or charging of the Cepsa shares acquired by Santander in the tender offer.

The arbitration proceeding to resolve on the merits of the case is currently underway. The decision to be adopted in this proceeding will not be conditioned by the award rendered in the injunctive proceeding described above, which is provisional and does not constitute a preliminary ruling on the merits.

Royal Bank of Scotland Group, plc. (Royal Bank of Scotland)

In 2002 the Group made a net divestment of 3% of its holding in Royal Bank of Scotland, giving rise to gains of approximately €806 million. As of December 31, 2002, the ownership interest was 5.04%.

As of December 31, 2003, following several purchases and sales made during the year, the Group’s holding was 5.05%. The sales gave rise to gains of €217 million.

In May 2004 the Group subscribed to the capital increase at Royal Bank of Scotland, with a total disbursement of £150 million, in order to maintain undiluted its ownership interest in this company. The transaction gave rise to goodwill amounting to €25 million (Note 12).

In September 2004, the Group sold 79 million shares of Royal Bank of Scotland, representing 2.51% of its capital stock, giving rise to a gain of approximately €472 million. As of December 31, 2004, the Group’s holding amounted to 2.54% and was recorded under the “Common Stocks and Other Equity Securities” caption (Note 9).

In January 2005, the Group sold all the ownership interest held by it in the capital stock of Royal Bank of Scotland as of December 31, 2004, giving rise to a gain of €717 million which, in accordance with accounting principles, will be recorded in 2005.

Unión Fenosa

In 2002 several purchases of shares of Unión Fenosa were made for a total amount of €465 million. In 2004 the Group sold 1% of its holding in Unión Fenosa, leaving an ownership interest of 22.02% as of December 31, 2004.

Société Générale

As of December 31, 2001 the Group had a 1.5% holding in the capital stock of Societé Générale. This holding was divested in 2002 at a gain of €94 million.

Grupo Financiero Bital

In 2002 the Group subscribed to a capital increase and converted bonds into Grupo Financiero Bital shares for approximately €99 million, thus increasing its holding to 25.4% of the dividend rights and 29.1% of the voting rights. Subsequently, the Group accepted the tender offer launched by Hong Kong and Shanghai Bank Corporation (“HSBC”) on Grupo Financiero Bital, which gave rise to gains of approximately €113 million.

Dragados y Construcciones, S.A.

In 2002 the Group divested its holding in Dragados y Construcciones, S.A. (as of December 31, 2001, the holding was 20.19% of capital stock) at a gain of approximately €521 million (Note 9).

Back to Contents

Grupo Sacyr-Vallehermoso, S.A. (Sacyr-Vallehermoso)

In 2002 the Group sold 24.5% of its holding in Sacyr-Vallehermoso (as of December 31, 2001, the holding was 25.14% of capital stock) at a gain of approximately €301 million (Note 9).

San Paolo IMI, S.p.A. (San Paolo IMI)

In 2003 the Group increased its holding in San Paolo IMI, from 5.2% as of December 31, 2002 to 8.6% as of December 31, 2004, with a net investment of €525 million in 2003. As of December 31, 2004 and 2003, this holding was recorded under the “Common Stocks and Other Equity Securities” caption (Note 9).
* * * * *
The cost, total assets and gross revenues of the other consolidated companies acquired and sold in 2004, 2003 and 2002 were not material with respect to the related consolidated totals.

Off-shore entities

At year-end, the Group’s off-shore entities (excluding Abbey’s subsidiaries) performed the following business activities:

	–	Banking and financial activities such as treasury, financing, foreign trade, international private banking, trading, etc.
	–	Obtaining financing from third parties, including issues of preferred shares and debt.
	–	Ownership of shareholdings.

The revenues of these off-shore entities (excluding issuers) represented less than 2% of the consolidated Group’s total revenues.

Exhibits I and III provide data on the off-shore companies, other than Abbey subsidiaries, and their aggregate net income, excluding preferred security issuers (since their income relates mainly to the holders of preferred securities), is not material with respect to the Group’s consolidated net income.

Abbey’s off-shore subsidiaries perform activities similar to those detailed above and also perform insurance and service activities. Exhibit I provides information on these subsidiaries.

The Group has established the proper procedures and controls (risk management, supervision, verification and review plans and periodic reports) to prevent reputational and legal risk arising at these entities. Also, the Group continued with its policy, also implemented in recent years, to reduce the number of off-shore units. The off-shore units’ financial statements are audited by independent auditors.

4.	Distribution of the Bank’s income and directors’ compensation

Distribution of the Bank’s income

The Board of Directors will submit for approval by the Shareholders' Meeting the following proposal for distribution of the Bank’s 2004 net income:

Thousands
of Euros

Dividends:
Interim (Note 1)	1,837,273
Of which:
Distributed as of December 31, 2004 (*)	791,555
Third interim dividend (*)	519,106
Fourth interim dividend	526,612
Voluntary reserves	151

Net income for the year	1,837,424

(*)	Recorded under the “Other Assets” caption.

Back to Contents

The accounting statements formulated pursuant to legal requirements disclosing the existence of sufficient funds for the distribution of the interim dividends were as follows:

	Thousands of Euros

	12/31/03 (*)	06/30/04	09/30/04	11/30/04	12/31/04

Income after taxes	1,445,033	813,585	1,192,911	1,537,679	1,837,424
Dividends paid	(1,108,653)	—	(395,777)	(791,555)	(1,310,661)

	336,380	813,585	797,134	746,124	526,763

Interim dividends	335,734	395,777	395,778	519,106	526,612

Accumulated interim dividends	1,444,387	395,777	791,555	1,310,661	1,837,273

Gross dividend per share (euros)	0.07040	0.083	0.083	0.083	0.0842

(*)	Fourth 2003 interim dividend.

Compensation and other benefits of the Bank’s directors and senior management

Directors’ compensation

Emoluments per the bylaws

Article 38 of the Bank’s bylaws provides that the share in the Bank’s income for the year to be received by members of the Board of Directors for discharging their duties will be equal to up to 5% of such income.

The Board of Directors, making use of the powers conferred on it, set the related amount at 0.169% of the Bank’s income for 2004 (0.196% for 2003 and 0.191% for 2002).

Consequently, the gross amount to be received by each director in this connection in 2004 amounted to €71 thousand (€65 thousand in 2003, the same amount as in 2002). Additionally, there is an annual emolument in this connection for the Executive Committee members, the gross amount of which was €155 thousand in 2004 (a gross amount of €141 thousand in 2003, the same amount as in 2002).

Lastly, the members of the Audit and Compliance Committee have been assigned an annual gross emolument of €36 thousand for 2004 (€32 thousand (gross) in 2003 and 2002).

Salary compensation

The detail of the salary compensation received by the Bank’s Board members with executive duties, who as of December 31, 2004, 2003 and 2002, were Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea and Mr. Francisco Luzón López, is as follows:

	Thousands of Euros

	2004	2003	2002

Total salary compensation	16,179	14,784	13,438
Of which: Variable compensation	9,395	8,373	7,103

Back to Contents

Detail by director

The detail by director of the compensation earned by the Bank’s directors in 2004 is as follows:

	Thousands of Euros

	2004										2003	2002

	Bylaw-Stipulated Fees			Attendance Fees		Salary Compensation to Executive Directors

Directors	Board	Executive Committee	Audit Committee	Board	Other Fees	Fixed	Variable	Total	Other Compen- sation	Total	Total	Total

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	71	155	—	23	4	1,022	1,473	2,495	1	2,749	2,591	2,477
Mr. Fernando de Asúa Álvarez	71	155	36	23	122	—	—	—	—	407	378	693
Mr. Alfredo Sáenz Abad	71	155	—	23	3	2,575	3,101	5,676	324	6,252	5,756	4,848
Mr. Matías Rodríguez Inciarte	71	155	—	23	104	1,300	1,748	3,048	144	3,545	3,456	3,241
Mr. Manuel Soto Serrano	71	—	36	21	22	—	—	—	—	150	136	131
Assicurazioni Generali, Spa.	71	—	—	5	—	—	—	—	—	76	73	68
Mr. Antonio Basagoiti García-Tuñón	71	68	—	23	88	—	—	—	29	279	207	178
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	71	155	—	23	2	850	1,150	2,000	1	2,252	1,980	1,646
Ms. Emilio Botín-Sanz de Sautuola y O’Shea	71	—	—	21	2	—	—	—	—	94	85	102
Mr. Javier Botín Sanz de Sautuola y O’Shea	31	—	—	11	—	—	—	—	—	42	—	—
Lord Terence Burns	2	—	—	2	—	—	—	—	—	4	—	—
Mr. Guillermo de la Dehesa Romero	71	155	—	23	9	—	—	—	—	258	233	120
Mr. Rodrigo Echenique Gordillo	71	155	36	23	109	—	—	—	719	1,113	992	1,027
Mr. Antonio Escámez Torres	71	155	—	23	100	—	—	—	739	1,088	1,192	1,109
Mr. Francisco Luzón López	71	155	—	23	2	1,037	1,923	2,960	327	3,538	3,202	2,873
Mr. Elías Masaveu Alonso del Campo	71	—	—	6	4	—	—	—	—	81	85	87
Mr. Abel Matutes Juan	71	—	36	23	14	—	—	—	—	144	130	65
Mutua Madrileña Automovilista	49	—	—	13	—	—	—	—	—	62	—	—
Mr. Luis Alberto Salazar-Simpson Bos	71	—	36	21	15	—	—	—	—	143	129	124
Mr. Jaime Botín-Sanz de Sautuola y García de los Ríos (*)	40	—	—	8	—	—	—	—	—	48	78	88
Mr. Juan Abelló Gallo (*)	68	—	34	13	6	—	—	—	—	121	126	63
Mr. José Manuel Arburúa Aspiunza (*)	22	—	—	6	91	—	—	—	1	120	181	176
Sir George Ross Mathewson (*)	62	—	—	7	—	—	—	—	—	69	81	78
Mr. Antonio de Sommer Champalimaud (*)	25	—	—	—	—	—	—	—	—	25	67	65
Other directors (1)	—	—	—	—	—	—	—	—	—	—	—	292

Total 2004	1,435	1,463	214	387	697	6,784	9,395	16,179	2,285	22,660	—	—

Total 2003	1,365	1,269	192	349	679	6,411	8,373	14,784	2,520	—	21,158	—

Total 2002	1,272	1,173	177	210	747	6,335	7,103	13,438	2,534	—	—	19,551

(*)	Directors who, having discharged Board duties as such for some months in 2004, ceased to discharge them prior to December 31, 2004.

(1)	Directors who, having discharged Board duties as such for some months in 2002, ceased to discharge them prior to December 31, 2002. €289 thousand of the total amount relate to Mr. Ángel Corcóstegui Guraya.

Back to Contents

Compensation to the Board members as representatives of the Bank and to senior management

Representation

By resolution of the Executive Committee, all the compensation received by the Bank’s directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake (at the expense of those companies) and which relates to appointments made after March 18, 2002, will accrue to the Group. The compensation received in 2004 in connection with representation duties of this kind, relating to appointments agreed upon before March 18, 2002, was as follows:

		Thousands
	Company	of Euros

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	Royal Bank of Scotland	31.5
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	Shinsei Bank	77.0
Mr. Fernando de Asúa Álvarez	Cepsa	140.6

		249.1

Additionally, other directors of the Bank earned a total of €84.1 thousand in 2004 as members of the Boards of Directors of Group companies.

Senior management

Additionally, in accordance with the recommendation of the Special Commission to Foster Transparency and Security in the Markets and Listed Companies (“Aldama Commission”), following is a detail of the compensation paid to the Bank’s General Managers (*) in 2004, 2003 and 2002:

		Thousands of Euros

		Salary Compensation			Other Compensation	Total

Year	Number	Fixed	Variable	Total

2002	19	10,215	12,437	22,652	3,945	26,597
2003	20	12,924	16,664	29,588	4,703	34,291
2004	23	15,156	24,399	39,555	1,727	41,282

(*)	Excluding Executive Directors’ compensation, which is detailed above.

Pension commitments, other insurance and other items

The total balance of supplementary pension obligations assumed by the Group over the years for its serving and retired employees, which amounted to €19,109 million (covered mostly by in-house allowances) as of December 31, 2004, includes the obligations to those who have been directors of the Bank during the year and who discharge (or have discharged) executive functions during the year. The total pension commitments for these directors, together with the total sum insured under life insurance policies at that date and other items, amounted to €178 million as of December 31, 2004 (€162 million as of December 31, 2003 and €256 million as of December 31, 2002, of which €108 million related to the settlement of the pension rights referred to in the following section of this Note).

The following table provides information on the obligations undertaken and covered by the Group relating to pension commitments to and other insurance for the Bank’s Executive Directors:

Back to Contents

	Thousands of Euros

	2004		2003		2002

	Accrued		Accrued		Accrued
	Pension	Other	Pension	Other	Pension	Other
	Obligations	Insurance	Obligations	Insurance	Obligations	Insurance

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	10,700	—	10,028	—	9,420	—
Mr. Alfredo Sáenz Abad	46,061	7,724	52,807	7,573	55,138	3,877
Mr. Matías Rodríguez Inciarte	27,752	3,900	27,442	3,900	25,522	3,823
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	9,742	1,258	7,736	1,258	6,656	1,258
Mr. Francisco Luzón López	35,703	6,224	19,448	4,886	18,452	4,698

Total	129,958	19,106	117,461	17,617	115,188	13,656

Additionally, other directors benefit from life insurance policies at the Group’s expense, the related insured sum being €3 million as of December 31, 2004, 2003 and 2002.

Pension settlement

Following the decision of Mr. Ángel Corcóstegui Guraya to resign, for personal reasons, in February 2002 from his position as First Deputy Chairman of the Bank and Board member (which entailed his corresponding resignation as Managing Director of the Bank and as member of the various Board Committees on which he sat), and in settlement for the pension commitments to him, the Bank paid on his resignation a gross amount of €108 million for his pension rights. This amount had been fully provided for as of that date. Upon payment, a withholding of 48% was made, and the amount withheld was paid into the Spanish Treasury. Accordingly, the net amount paid to Mr. Corcóstegui in this connection was €56 million.

Back to Contents

Stock option plan

The detail of the Bank’s stock options granted to the Board members as of December 31, 2004, is as follows:

			Options Granted		Exercised Options

	Options at 01/01/04	Average Exercise Price	Number	Exercise Price	Number	Exercise Price	Market Price Applied	Options at December 31, 2004	Average Exercise Price	Date of Commence-ment of Exercise Period	Date of Expiration of Exercise Period

Managers Plan 2000:
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	150,000	10.545	—		—	—	—	150,000	10.545	12/30/03	12/29/05
Mr. Alfredo Sáenz Abad	100,000	10.545	—		—	—	—	100,000	10.545	12/30/03	12/29/05
Mr. Matías Rodríguez Inciarte	125,000	10.545	—		—	—	—	125,000	10.545	12/30/03	12/29/05
Mr. Antonio Escámez Torres	100,000	10.545	—		—	—	—	100,000	10.545	12/30/03	12/29/05
Mr. Francisco Luzón López	100,000	10.545	—		—	—	—	100,000	10.545	12/30/03	12/29/05

	575,000	10.545	—		—	—	—	575,000	10.545

Long-term incentive plan (*) (I-06) (Note 25):
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—	541,400	9.07	—	—	—	541,400	9.07	01/15/08	01/15/09
Mr. Alfredo Sáenz Abad	—	—	1,209,100	9.07	—	—	—	1,209,100	9.07	01/15/08	01/15/09
Mr. Matías Rodríguez Inciarte	—	—	665,200	9.07	—	—	—	665,200	9.07	01/15/08	01/15/09
Mr. Francisco Luzón López	—	—	639,400	9.07	—	—	—	639,400	9.07	01/15/08	01/15/09

	—	—	3,055,100	9.07	—	—	—	3,055,100	9.07

(*)	To be submitted for the approval of the next Shareholders’ Meeting.

Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea’s rights as a beneficiary of the I-06 Plan will be those proposed by the Board of Directors to its Shareholders’ Meeting and approved by it.

Back to Contents

Loans

The Group’s direct or indirect risk exposure to the Bank’s directors as of December 31, 2004, amounted to €10.8 million (€10.1 million and €14.4 million as of December 31, 2003 and 2002, respectively) of loans and credits and €0.2 million (€0.4 million and €1.2 million as of December 31, 2003 and 2002, respectively) of guarantees provided. These loans and guarantees were granted at market rates in all cases.

The detail by director as of December 31, 2004, is as follows:
	Thousands of Euros

	Loans and Credits	Guarantees	Total

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	2,768	—	2,768
Mr. Antonio Basagoiti García-Tuñón	211	1	212
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	26	—	26
Mr. Javier Botín-Sanz de Sautuola y O’Shea	336	—	336
Mr. Rodrigo Echenique Gordillo	95	121	216
Mr. Antonio Escámez Torres	273	—	273
Mr. Francisco Luzón López	1,169	—	1,169
Mr. Abel Matutes Juan	5,861	—	5,861
Mutua Madrileña Automovilista	6	47	53
Mr. Luís Alberto Salazar-Simpson Bos	36	—	36

	10,781	169	10,950

Detail of directors’ investments in companies with similar business activities and performance by directors, as independent professionals or as employees, of similar activities

In accordance with the requirements of Article 127 ter.4 of the Spanish Corporations Law, in order to enhance the transparency of listed corporations, following is a detail of the directors’ investments in the capital stock of non-Group entities engaging in: (i) banking, financing or lending; (ii) insurance; (iii) management of Collective Investment Institutions; or (iv) securities brokerage; and of the management or governing functions, if any, that the directors discharge therein:

			Number
Director	Investee	Line of Business	of Shares	Functions

Mr. Emilio Botín-Sanz de Sautuola y	Bankinter, S.A.	Banking	847,777	Director (1) (2)
García de los Ríos	Shinsei Bank, Limited	Banking	—	Director (1)
	Bank of America Corporation	Banking	280	—
	Royal Bank of Scotland Group plc	Banking	—	Director (1) (2)

Mr. Fernando de Asúa Álvarez	Société Générale	Banking	480	—
	BNP Paribas	Banking	1,507	—
	San Paolo IMI, S.p.A.	Banking	11,000	—
	Royal Bank of Scotland	Banking	4,185	—
	Commerzbank, A.G.	Banking	2,000	—
	Banco Popular Español, S.A.	Banking	1,000	—
	Deutsche Bank, A.G.	Banking	250	—
	Centro Asegurador, S.A.	Insurance	200	Representative (3)
	Allianz	Insurance	381	—
	American International Group	Insurance	1,000	—
	Banco Bilbao Vizcaya Argentaria, S.A.	Banking	6,000	—
	Bankinter, S.A.	Banking	4,000	—
	ING	Banking	3,000	—
	Merrill Lynch	Banking	625	—
	Citigroup	Banking	800	—
	AEGON	Insurance	5,000	—
	Munich Re	Insurance	400	—

Mr. Alfredo Sáenz Abad	Banco Bilbao Vizcaya Argentaria, S.A.	Banking	25,000	—
	HSBC Holdings	Banking	8,298	—
	Lloyds TSB	Banking	218	—
	San Paolo IMI SpA	Banking	—	Director (1)

Mr. Matías Rodríguez Inciarte	Banesto	Banking	18,700	Director

Mr. Manuel Soto Serrano	Lloyds TSB	Banking	91,000	—
	Banesto	Banking	55,000	—

Assicurazioni Generali S.p.A (4)	Banca Nazionale del Lavoro S.p.A.	Banking	261,889,244	—
	Banca Intesa S.p.A.	Banking	364,445,773	—
	Commerzbank, AG	Banking	54,120,386	—

Back to Contents

Director	Investee	Line of Business	Number of Shares	Functions

	Banca d’Italia	Banking	19,000	—
	San Paolo IMI SpA	Banking	29,178,049	—
	Banca Monte dei Paschi di Siena SpA	Banking	16,432,492	—
	UniCredito Italiano SpA	Banking	36,165,513	—
	Bank Leumi le-Israel B.M.	Banking	19,450,774	—
	Société Générale	Banking	1,318,875	—
	Banesto	Banking	750,000	—

Ms. Ana Patricia Botín-Sanz de	Assicurazioni Generali, SpA	Insurance	—	Director (1)
Sautuola y O’Shea	Banesto	Banking	6,048	Chairman

Mr. Emilio Botín-Sanz de Sautuola y	Banesto	Banking	532	—
O’Shea	Bankinter	Banking	1,070	—

Mr. Javier Botín–Sanz de Sautuola y	M & B Capital Advisers Holding, S.A.	Securities brokerage	1,765	—
O’Shea	M & B Capital Advisers, S.V., S.A.	Securities brokerage	—	Executive Director

Mr. Guillermo de la Dehesa Romero	AVIVA Vida y Pensiones, S.A.	Insurance	—	Chairman (1)
	Goldman Sachs & Co.	Banking	12,888	—
	Goldman Sachs Europe Ltd.	Banking	—	Director (1)
	AVIVA plc.	Insurance	144	Director (1)

Mr. Rodrigo Echenique Gordillo	Banco Comercial Portugués	Banking	8,865	—
	Banco Popular Español, S.A.	Banking	1,000	—
	Crédit Agricole	Banking	1,150	—
	Credit Suisse Group	Banking	975	—
	Deutsche Bank, A.G.	Banking	220	—
	Royal Bank of Scotland	Banking	590	—
	Wells Fargo	Banking	375	—
	Citigroup	Banking	340	—
	ING	Banking	830	—
	UBS	Banking	395	—

Mr. Antonio Escámez Torres	Attijariwafa Bank (5)	Banking	10	Deputy Chairman (1)
	Banco de Valencia, S.A.	Banking	349	—

Mr. Elías Masaveu y Alonso del Campo	Bankinter, S.A.	Banking	4,321,679	Director (1)
	Banco Bilbao Vizcaya Argentaria, S.A.	Banking	164,821	—
	Espirito Santo	Banking	368,950	—
	Banco Popular Español, S.A.	Banking	1,950	—
	Banco de Galicia, S.A.	Banking	449,500	—
	Royal Bank of Scotland	Banking	315,688	—
	Allianz	Insurance	1,210	—

Mr. Abel Matutes Juan	Assicurazione Internazionale di	Insurance	—	Executive Director
	Providenza	Banking	142,689	Director (1) (2)
	San Paolo IMI SpA

Mutua Madrileña Automovilista, s.s.p.f. (4)	Mutuactivos SAU S.V.	Securities brokerage	1,000,000	—
	Mutuactivos SAU SGIIC	Fund management	1,000,000	Chairman (6)
	Autofondo SAU EGFP	Fund management	20,000	—

Mr. Luís Alberto Salazar-Simpson Bos	Centro Asegurador, S.A.	Insurance	—	Representative (7)
	Mutua Madrileña Automovilista	Insurance	—	Director
	Bankinter, S.A.	Banking	2,000	—

Mr. Juan Abelló Gallo (8)	Banco Popular Español, S.A.	Banking	17,626	—
	Banco Bilbao Vizcaya Argentaria, S.A.	Banking	18,603	—
	Barclays	Banking	66,000	—
	Lloyds TSB	Banking	105,700	—
	BNP	Banking	20,146	—
	AXA	Insurance	55,000	—
	American International Group	Insurance	11,600	—
	Citigroup	Banking	24,400	—
	Wells Fargo	Banking	6,500	—
	Crédit Agricole	Banking	33,000	—
	Catalana Occidente	Insurance	27,808	—

Mr. Jaime Botín-Sanz de Sautuola y	Bankinter, S.A.	Banking	6,047,199	Adviser to the
García de los Ríos (8)	Línea Directa Aseguradora, S.A.	Insurance	—	Board Chairman (1)

Sir George Mathewson (8)	The Royal Bank of Scotland plc	Banking	250,816	Chairman
	National Westminster Bank plc	Banking	—	Chairman
	The Royal Bank of Scotland plc	Banking	—	Chairman
	The Scottish Investment Trust plc	Fund management	—	Director (1)

Back to Contents

(1)	Non-executive
(2)	He ceased to be non-executive director during the period.
(3)	He ceased to be the representative of the non-executive director Faa e Inversiones, S.A. on the Board of Centro Asegurador during the period.
(4)	Further relevant information on the investments of Assicurazioni Generali Sp.A and Mutua Madrileña Automovilista s.s.p.f. can be found in these companies’ financial statements or in their web pages (www.generali.it and www.mutua-mad.es, respectively).
(5)	Formerly Banque Commerciale du Maroc, S.A.
(6)	The representative of Mutua Madrileña on the Board of the Bank, Mr. Luís Rodríguez Durón, is the Chairman of Mutua SAU SGiiC.
(7)	He ceased to be representative of the non-executive director Connstructora Inmobiliaria Urbanizadora Vasco Aragonesa, S.A. on the Board of Centro Asegurador, S.A. during the period.
(8)	Directors for some months in 2004 who ceased to discharge this function before December 31, 2004.

The Annual Corporate Governance Report discloses information on the Bank’s directors ownership interests in and seats on the Board of Group companies.

None of the Board members perform, as independent professionals or as employees, any activities similar to those included in the foregoing table. Additionally, as required by Article 114.2 of the Securities Market Law, it is hereby stated that in 2004 the Bank’s directors did not perform, either directly or indirectly, any transaction with the Bank or with other Group companies other than in the ordinary course of operations or on an arm’s-length basis.

5.	Government debt securities

Breakdown

The detail of the balances of this caption is as follows:

	Thousands of Euros

	2004		2003		2002

	Book	Market	Book	Market	Book	Market
	Value	Value	Value	Value	Value	Value

Fixed-income securities:
Trading portfolio:
Treasury bills	2,977,951	2,977,951	1,705,321	1,705,321	—	—
Other listed book-entry debt securities	1,914,757	1,914,757	2,709,900	2,709,900	2,025,794	2,025,794

	4,892,708	4,892,708	4,415,221	4,415,221	2,025,794	2,025,794

Available-for-sale portfolio:
Treasury bills	1,665	1,669	177,237	177,419	3,677,314	3,695,356
Other listed book-entry debt securities	6,020,387	6,101,580	20,655,201	20,776,008	13,252,332	13,715,738
Other listed securities	166,628	166,689	—	—	—	—

	6,188,680	6,269,938	20,832,438	20,953,427	16,929,646	17,411,094

Held-to-maturity portfolio:
Other listed book-entry debt securities	5,041,925	5,279,509	5,870,864	6,062,924	6,033,086	6,453,700

	16,123,313	16,442,155	31,118,523	31,431,572	24,988,526	25,890,588

Less- Security price fluctuation allowance	—	—	(10,659)	—	(33)	—

	16,123,313	16,442,155	31,107,864	31,431,572	24,988,493	25,890,588

Term to maturity

The breakdown of the balances of this caption, by term to maturity, disregarding the security price fluctuation allowance, is as follows:

		Millions of Euros

Term to Maturity	2004	2003	2002

Up to 3 months	2,956	151	574
3 months to 1 year	3,679	9,341	4,228
1 to 5 years	5,652	16,843	15,986
Over 5 years	3,836	4,784	4,201

	16,123	31,119	24,989

Back to Contents

Other information

Of the assets included in the “Government Debt Securities – Fixed-Income Securities” and “Debentures and Other Fixed-Income Securities” captions (Note 8) and of the assets acquired under resale agreement, recorded under the “Due from Credit Institutions” (Note 6) and “Loans and Credits” (Note 7) captions, as of December 31, 2004, the Group had sold under repurchase agreement €76,358 million to the Bank of Spain, to other financial intermediaries and to customers (public authorities, other resident sectors and nonresidents), and these amounts are recorded under the “Due to Credit institutions – Time or Notification Deposits” (Note 14) and “Customer Deposits” (Note 15) captions in the consolidated balance sheets (€69,992 million and €55,466 million as of December 31, 2003 and 2002, respectively).

The average annual interest rate on Treasury bills in 2004 was 2.18% (2.14% in 2003 and 3.67% in 2002).

The "Other Listed Book-Entry Debt Securities" account includes debentures, bonds and government debt securities with an average annual interest rate of 3.80% in 2004 (4.10% in 2003 and 5.05% in 2002).

As of December 31, 2004, the nominal amount of government debt securities pledged to certain commitments of Group companies and third parties amounted to €62 million (€267 and €600 million as of December 31, 2003 and 2002, respectively).

Security price fluctuation allowance

The variations in the balances of the "Security Price Fluctuation Allowance" account were as follows:

	Thousands of Euros

	2004	2003	2002

Balances at the beginning of the year	10,659	33	10,182

Net provision for the year:
Period provision recorded	—	10,659	—
Allowance released	(10,659)	(33)	(10,143)

	(10,659)	10,626	(10,143)

Amount used in sales, write-downs and other variations	—	—	(6)

Balances at year-end	—	10,659	33

6.	Due from credit institutions

The breakdown of the balances of this caption, by type and term to maturity, is as follows:
	Thousands of Euros

By Type and Term to Maturity	2004	2003	2002

Demand deposits:
Current accounts	117,752	103,734	105,816
Other accounts	1,587,547	1,599,804	3,043,095

	1,705,299	1,703,538	3,148,911

Other:
Deposits and other accounts at credit and financial institutions-
Up to 3 months	13,529,132	10,937,055	11,019,178
3 months to 1 year	2,694,813	2,888,295	3,881,831
1 to 5 years	452,761	554,824	509,223
Over 5 years	195,301	255,613	454,913

	16,872,007	14,635,787	15,865,145

Assets acquired under resale agreement (Note 5)-
Up to 3 months	29,491,694	20,111,660	19,922,699
3 months to 1 year	1,550,254	1,278,587	1,410,157

	31,041,948	21,390,247	21,332,856

	47,913,955	36,026,034	37,198,001

Less- Credit loss allowance (Note 1)	(49,307)	(111,735)	(90,522)

	47,864,648	35,914,299	37,107,479

	49,569,947	37,617,837	40,256,390

Of which: Euros	23,934,083	25,978,021	26,552,350

Back to Contents

7.	Loans and credits

Breakdown

The detail, by borrower sector, of the balances of this caption is as follows:

	Thousand of Euros

	2004	2003	2002

Public authorities	4,206,564	5,487,358	4,897,118
Other resident borrowers	123,760,923	103,515,597	88,876,138
Nonresident borrowers:
European Union (except Spain)	160,003,799	31,474,111	30,152,730
USA and Puerto Rico	14,566,536	4,580,092	5,133,573
Other OECD countries	3,011,607	808,212	1,645,739
Latin America	34,521,766	30,732,555	35,856,602
Other countries	2,105,795	1,022,771	1,349,261

	214,209,503	68,617,741	74,137,905

	342,176,990	177,620,696	167,911,161

Less- Credit loss allowance (Note 1)	(6,969,263)	(5,116,683)	(4,938,204)

	335,207,727	172,504,013	162,972,957

Of which: Euros	157,288,042	136,488,788	120,882,376

Term to maturity, loan type and status

The detail, by term to maturity and loan type and status, of the balances of this caption, disregarding the "Credit Loss Allowance" account balance, is as follows:

	Thousands of Euros

	2004	2003	2002

By term to maturity:
Up to 3 months	59,975	34,132	34,871
3 months to 1 year	37,837	29,683	28,749
1 to 5 years	69,606	45,835	43,299
Over 5 years	174,759	67,971	60,992

	342,177	177,621	167,911

By loan type and status:
Financial bills	819	794	1,204
Secured loans	191,717	66,285	56,687
Spanish commercial bills	9,397	9,691	8,186
Other term loans	96,767	80,899	81,641
Assets acquired under resale agreement (Note 5)	20,927	2,913	3,091
Demand and other loans	7,162	6,180	6,733
Financial leases	11,342	7,582	6,669
Doubtful assets	4,046	3,277	3,700

	342,177	177,621	167,911

Credit loss allowance

The variations in the balances of the "Credit Loss Allowance" account which, as indicated in Note 2-c, covers nonperforming and doubtful loans and country-risk of the “Due from Credit institutions” (Note 6), “Loans and Credits” and “Debentures and Other Fixed-Income Securities” captions (Note 8), were as follows:

<<<<<<<

Back to Contents
	Thousands of Euros

	2004	2003	2002

Balances at the beginning of the year	5,414,396	5,164,278	5,582,874
Inclusion of companies in the Group	1,080,031	—	9,034
Net provision of the year:
Period provision recorded	2,665,148	2,440,209	2,883,132
Allowance released	(670,111)	(690,874)	(973,681)

	1,995,037	1,749,335	1,909,451

Nonperforming loans charged off against allowance	(963,779)	(1,071,085)	(1,473,374)
Exchange differences and other variations	(173,839)	(427,935)	(1,153,128)
Write-offs and transfers between allowances	(152,528)	(197)	289,421

Balances at year-end (Note 1)	7,199,318	5,414,396	5,164,278

Of which:
Allowance for specific risks	3,513,431	2,648,260	2,970,725
General-purpose allowance	2,073,566	1,596,603	1,417,681
Country-risk allowance	257,035	399,358	318,468
Allowance for statistical coverage	1,355,286	770,175	457,404

The €409 million of written-off assets recovered in 2004 are presented as a reduction of the balance of the "Write-offs and Credit Loss Provisions" caption in the consolidated statement of income. This caption also includes the direct Write-offs of loans classified as bad debts, which amounted to €61 million in 2004. Written-off assets recovered in 2003 and 2002 amounted to €357 million and €394 million, respectively, and direct Write-offs of loans classified as bad debts to €104 million and €132 million, respectively.

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

As of December 31, 2004, the Group’s positions exposed to country-risk (disregarding intercompany balances) amounted to approximately €920 million (€500 million and €400 million as of December 31, 2003 and 2002, respectively).

8.	Debentures and other fixed-income securities

Breakdown

The breakdown, by listing status and classification, of the balances of this caption is as follows:

	Thousands of Euros

	2004	2003	2002

By listing status:
Listed	80,288,268	42,375,577	28,212,876
Unlisted	2,809,457	2,138,478	4,207,257

	83,097,725	44,514,055	32,420,133

By classification:
Trading portfolio	47,589,954	9,532,252	10,915,650
Available-for-sale portfolio	30,496,680	31,065,394	16,522,447
Held-to-maturity portfolio	5,011,091	3,916,409	4,982,036

	83,097,725	44,514,055	32,420,133

Less-
Credit loss allowance (Note 7)	(180,748)	(185,978)	(135,552)
Security price fluctuation allowance (Note 1)	(78,385)	(51,023)	(198,420)

	82,838,592	44,277,054	32,086,161

Of which: Euros	30,629,376	22,948,058	8,234,974

Back to Contents
Other information

As of December 31, 2004, 2003 and 2002, the market value of the available-for-sale and held-to-maturity portfolios did not differ materially from the acquisition cost, adjusted as indicated in Note 2-d).

The weighted average annual interest rate on the fixed-income securities portfolio as of December 31, 2004, was 6.2% (6.2% and 10.2% as of December 2003 and 2002, respectively). The effect of discounting by the interest method the fixed-income securities whose interest rates are lower than the average cost of the Group’s borrowed funds is not material.

The balance as of December 31, 2004, of the "Public-Sector Issuers" account in the consolidated balance sheet includes €31,673 million relating to securities issued by nonresident public-sector entities (€27,065 million and €22,639 million as of December 2003 and 2002, respectively).

€31,112 million of the Group's total fixed-income securities portfolio as of December 31, 2004, mature in 2005.

Security price fluctuation allowance

The variations in the balances of the "Security Price Fluctuation Allowance" account were as follows:

	Thousands of Euros

	2004	2003	2002

Balances at the beginning of the year	51,023	198,420	298,775
Net inclusion of companies in the Group	44,604	—	(3,832)
Net release in the year	(12,891)	(15,416)	(88,061)
Amount used in sales, write-downs, exchange differences and other variations	(4,351)	(131,981)	(8,462)

Balances at year-end	78,385	51,023	198,420

9.	Common stocks and other equity securities

This caption includes basically the shares and securities representing holdings of less than 20% (less than 3% if listed) in the capital stock of companies which have no lasting relationship with the Group and over which no significant influence is exercised (Note 2-e), and units in mutual funds.

Breakdown

The detail, by classification and listing status, of the balances of this caption is as follows:

	Thousands of Euros

	2004	2003	2002

By classification:
Trading portfolio	5,024,322	2,420,864	1,316,080
Available-for-sale portfolio	8,139,701	7,643,258	6,550,672

	13,164,023	10,064,122	7,866,752

By listing status:
Listed	10,406,089	6,336,825	3,403,268
Unlisted	3,457,704	4,676,058	5,033,199

	13,863,793	11,012,883	8,436,467

Less- Security price fluctuation allowance (Note 1)	(699,770)	(948,761)	(569,715)

	13,164,023	10,064,122	7,866,752

Of which: Euros	9,433,560	8,227,350	5,866,594

Back to Contents
Variations

The variations in the balances of this caption, disregarding the security price fluctuation allowance, were as follows:

	Thousands of Euros

	2004	2003	2002

Balances at the beginning of the year	11,012,883	8,436,467	8,330,551
Inclusion of companies in the Group	1,666,861	—	—
Net additions (retirements)	(367,253)	461,736	846,200
Transfers from (to) “Investments in non-Group Companies” (Note 10)	1,139,678	1,358,560	(136)
Of which:
Royal Bank of Scotland (Note 3)	1,166,722	—	—
San Paolo IMI (*)	—	953,912	—
Commerzbank, Ag. (*)	—	333,138	—
Transfers of goodwill from “Investments in non-Group Companies”	204,698	518,784	—
(Note 12)
Of which:
Royal Bank of Scotland	204,698	—	—
San Paolo IMI	—	439,571	—
Commerzbank, Ag.	—	72,375	—
Transfers from (to) “Investments in Group Companies”) (Note 11)	(1,138)	—	2,630
Exchange differences and other variations	208,064	237,336	(742,778)

Balances at year-end	13,863,793	11,012,883	8,436,467

(*)	Following the issuance of the First-Time Application Standard of International Accounting Standards in 2003, as of December 31, 2003, after recording the period goodwill amortization charge, the Group transferred the holdings (Note 10) of less than 20% which are not intended to be held at long term. The transfer was made at the cost previously recorded in the “Investments in non-Group Companies” caption plus the related goodwill. The required security price fluctuation allowance was recorded if the market value after the transfer was lower than net cost.

Security price fluctuation allowance

The variations in the balances of the "Security Price Fluctuation Allowance" account were as follows:

	Thousands of Euros

	2004	2003	2002

Balances at the beginning of the year	948,761	569,715	522,640
Net inclusion of companies in the Group	100	(1,026)	(1,866)
Net provision in the year	7,007	309,192	206,499
Amount used in sales, write-downs, transfers and other variations	(256,098)	70,880	(157,558)

Balances at year-end	699,770	948,761	569,715

Back to Contents

Other information

Vodafone Airtouch, plc. (Vodafone)

In 2004 the Group sold all of its investment in the capital stock of Vodafone, giving rise to gains of €242 million.

Auna Operadores de Telecomunicaciones, S.A. (Auna)

In January 2004, the Bank exercised certain agreements in connection with this company, thereby increasing its holding by 2.5%, and subsequently made several acquisitions representing a further 1.5% holding. The holding in Auna was 27.34% as of December 31, 2004, representing an investment of €2,031 million (Note 27).

Shinsei Bank, Ltd. (Shinsei Bank)

In February 2004, the shareholders of Shinsei Bank, which was 11.4% owned by the Group, resolved to float on the stock exchange 35% of the bank shares, which gave rise to the sale of a 4% holding by the Santander Group, at a gain of €118 million. Subsequent to the sale the Group’s holding in this bank was reduced to 7.4%.

Sacyr-Vallehermoso

In 2004 the Group sold all of its holding in Sacyr-Vallehermoso for €92 million. The gain on this transaction amounted to €47 million.

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

Breakdown

The breakdown, by company, of the balances of this caption (Note 3) is as follows:
	Thousands of Euros

	2004	2003	2002

Cepsa	1,479,104	1,324,117	833,135
Unión Fenosa	757,068	772,618	692,929
Attijariwafa Bank Société Anonyme	149,437	110,129	121,394
Abbey Group	35,439	—	—
Royal Bank of Scotland	—	1,850,889	1,883,328
San Paolo IMI (*)	—	—	540,631
Commerzbank A.G. (*)	—	—	326,540
Sacyr-Vallehermoso (*)	—	—	58,569
Grupo Financiero Galicia, S.A.	—	—	30,142
Other companies	276,080	208,672	283,070

	2,697,128	4,266,425	4,769,738

Of which:
Euros	2,460,034	2,284,370	2,704,751
Listed	2,236,172	3,947,624	4,393,742

(*)	Transferred to the “Common Stocks and Other Equity Securities” caption as indicated in Note 9.

Back to Contents

Variations

The variations in the balances of this caption were as follows:

	Thousands of Euros

	2004	2003	2002

Balances at the beginning of the year	4,266,425	4,769,738	6,661,805
Inclusion of companies in the Group	35,439	—	—
Purchases and capital increases (Note 3)	259,635	1,112,430	528,105
Of which:
San Paolo IMI	—	368,182	—
Cepsa	—	347,790	—
Royal Bank of Scotland	246,746	364,197	—
Sales and capital reductions (Note 3)	(1,126,712)	(394,051)	(2,153,580)
Transfers from /(to) “Common Stocks and Other Equity Securities” (Note 9)	(1,139,678)	(1,358,560)	136
Transfers to “Investments in Group Companies” (Note 11)	(2,884)	—	—
Effect of equity method accounting	436,420	298,629	243,625
Change of consolidation method	(11,897)	—	(2,104)
Exchange differences and other variations	(19,620)	(161,761)	(508,249)
Of which: Variations in reserves at associated companies (Note 21)	(18,745)	(1,837)	(243,289)

Balances at year-end	2,697,128	4,266,425	4,769,738

11.	Investments in Group companies

Breakdown

This caption reflects the investments in Group companies which were not consolidated (Exhibit II) because their business activities are not directly related with those of the Group. The breakdown, by company, of the balances of this caption is as follows:

	Thousands of Euros

	2004	2003	2002

Abbey Group (insurance companies)	4,053,056	—	—
Inmobiliaria Urbis, S.A.	378,464	335,028	302,687
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	124,254	98,933	62,460
Compañía Aseguradora Banesto Seguros, S.A.	60,679	56,580	50,729
La Unión Resinera Española, S.A.	48,156	46,477	53,963
Santander Seguros, S.A. (Brazil)	41,425	46,468	40,086
Altavida Santander Seguros de Vida, S.A. (Chile)	35,411	23,522	13,851
Seguros Santander Serfin, S.A. de C.V.	32,156	45,846	33,445
Santander Central Hispano Previsión, S.A. de Seguros y Reaseguros	—	159,087	143,702
Totta Urbe, S.A.	—	—	104,577
B to B Factory Ventures, S.A.	—	—	40,000
Editel, S.L.	—	—	27,601
Other companies	272,346	255,830	256,292

	5,045,947	1,067,771	1,129,393

Of which:
Euros	839,439	921,351	993,485
Listed	426,620	384,179	359,218

Back to Contents

Variations

The variations in the balances of this caption were as follows:
	Thousands of Euros

	2004	2003	2002

Balances at the beginning of the year	1,067,771	1,129,393	1,227,351
Inclusion of companies in the Group	4,053,056	—	12,928
Purchases and capital increases	25,186	117,582	137,633
Sales and capital reductions (Note 3)	(168,480)	(41,602)	(165,693)
Transfers from “Investments in non-Group Companies” (Note 10)	2,884	—	—
Transfers (to) / from “Common Stocks and Other Equity Securities” (Note 9)	1,138	—	(2,630)
Effect of equity method accounting	103,966	108,634	36,273
Change of consolidation method	18,732	(132,577)	(23,939)
Exchange differences and other variations	(58,306)	(113,659)	(92,530)

Balances at year-end	5,045,947	1,067,771	1,129,393
	`
Other information

As of December 31, 2004, there were no significant capital increases in progress at any non-consolidable subsidiary.

12.	Consolidation goodwill

Breakdown

The breakdown, by company, of the balances of the “Consolidation Goodwill” caption (Note 3) is as follows:

	Thousands of Euros

	2004	2003	2002

Fully consolidated companies:
Abbey Group (U.K. - Note 1)	10,263,893	—	—
Totta Group (Portugal)	1,473,666	1,560,638	1,656,487
Banco Santander Chile (Note 3)	912,493	973,066	1,033,638
Grupo Financiero Santander Serfin (Mexico)	789,585	840,899	1,191,867
AKB (Germany - Note 3)	778,679	824,483	870,286
Meridional Group (Brazil)	667,641	710,985	754,395
Banesto Group	338,808	366,311	400,589
Banco de Venezuela	202,426	313,316	332,052
Elcon (Norway - Note 3)	128,762	—	—
Finconsumo (Italy)	102,867	50,576	5,094
PTF (Poland - Note 3)	66,450	—	—
Banespa (Brazil)	—	—	1,770,590
Banco Río (Argentina)	—	—	508,261
Other companies	373,893	425,358	446,905

	16,099,163	6,065,632	8,970,164

Companies accounted for by the equity method:
Cepsa	616,690	650,949	92,486
Unión Fenosa	235,971	261,632	280,557
Royal Bank of Scotland (Notes 9 and 10)	—	395,100	173,475
San Paolo IMI (Notes 9 and 10)	—	—	299,704
Commerzbank Ag. (Notes 9 and 10)	—	—	77,375
Grupo Financiero Galicia, S.A. (Argentina)	—	—	37,992
Other companies	12,377	11,911	22,982

	865,038	1,319,592	984,571

	16,964,201	7,385,224	9,954,735

As of December 31, 2002, the Group had recorded provisions to cover the potential loss of value of certain of these assets. The goodwill of the Group units located in Argentina was written off in 2003 with a charge to the provisions previously recorded.

Based on the estimates, projections and assessments available to the Bank’s directors, the forecasted revenues attributable to the Group from these companies are at least equal to the amounts of the respective goodwill balances yet to be amortized in the related periods.

Back to Contents

Variations

The variations in the balances of the “Consolidation Goodwill” caption were as follows:
	Thousands of Euros

	2004	2003	2002

Balances at the beginning of the year	7,385,224	9,954,735	9,868,697
Additions (Notes 1 and 3)	10,611,619	1,367,919	2,420,892
Of which:
Abbey Group	10,263,893	—	—
Elcon	131,498	—	—
PTF	69,947	—	—
Finconsumo	57,839	46,583	—
Royal Bank of Scotland	24,795	308,002	21,875
Banco Santander Portugal	2,723	69,102	—
Cepsa	—	569,037	—
San Paolo IMI	—	160,715	104,630
Orígenes AFJP	—	101,819	—
AKB	—	—	916,091
Banco Santiago (Banco Santander Chile)	—	—	595,806
Banco Río	—	—	263,280
Banco Santander Colombia	—	—	240,114
Unión Fenosa	—	—	195,446
Retirements due to sale	(209,009)	(401,231)	(976,238)
Of which:
Royal Bank of Scotland	(197,574)	(69,446)	(103,876)
Patagon Group	—	—	(617,503)
Grupo Financiero Santander Serfin	—	(318,023)	—
Société Générale	—	—	(95,126)
Amortization charged to specific allowances (Note 17)	—	(775,727)	—
Transfers from “Investments in non-Group Companies” to
“Common Stocks and Other Equity Securities” (Note 9)	(204,698)	(518,784)	—
Amortization charged to income	(618,935)	(2,241,688)	(1,358,616)
Of which: Additional to that calculated on a straight-line basis	(153,754)	(1,719,164)	(702,885)
Of which:
Banco de Venezuela	(92,612)	—	—
Administradora de Fondos de Pensiones y Cesantías
Santander, S.A. (Colombia)	(55,315)	—	—
Banespa	—	(1,703,835)	(400,571)
Banco Santander Colombia	—	(786)	(240,008)

Balances at year-end	16,964,201	7,385,224	9,954,735

Back to Contents

13 .	Property and equipment

Variations

The variations in the "Property and Equipment" accounts and in the related accumulated depreciation were as follows:

		Thousands of Euros

	Land and		Furniture,
	Buildings for	Other	Fixtures
	Own Use	Property	and Other	Total

Revalued cost:
Balances at January 1, 2002	4,695,070	530,549	4,679,606	9,905,225
Additions and retirements (net) due to change in scope of consolidation	(73,130)	(34,739)	(4,556)	(112,425)
Additions/Retirements (net)	(228,384)	(128,834)	130,517	(226,701)
Exchange differences	(683,374)	(78,103)	(257,521)	(1,018,998)

Balances at December 31, 2002	3,710,182	288,873	4,548,046	8,547,101
Additions and retirements (net) due to change in scope of consolidation	(13,044)	(380)	198	(13,226)
Additions/Retirements (net)	(135,026)	18,614	(192,150)	(308,562)
Transfers	—	18,785	(18,785)	—
Exchange differences	(146,074)	(13,854)	(100,476)	(260,404)

Balances at December 31, 2003	3,416,038	312,038	4,236,833	7,964,909
Additions and retirements (net) due to change in scope of consolidation	54,654	24,205	5,532,909	5,611,768
Additions/Retirements (net)	25,356	42,711	318,583	386,650
Transfers	2,790	15,630	(18,420)	—
Exchange differences	(49,220)	(1,054)	(30,529)	(80,803)

Balances at December 31, 2004	3,449,618	393,530	10,039,376	13,882,524

Accumulated depreciation:
Balances at January 1, 2002	(936,286)	(11,912)	(2,603,097)	(3,551,295)
Additions and retirements (net) due to change in scope of consolidation	21,161	—	8,994	30,155
Retirements	108,297	4,205	83,842	196,344
Provisions	(82,440)	(1,244)	(520,575)	(604,259)
Exchange differences	179,471	789	142,253	322,513

Balances at December 31, 2002	(709,797)	(8,162)	(2,888,583)	(3,606,542)
Additions and retirements (net) due to change in scope of consolidation	8,750	1,211	(617)	9,344
Retirements	41,678	1,554	559,694	602,926
Transfers	—	(18,785)	18,785	—
Provisions	(66,285)	(875)	(422,122)	(489,282)
Exchange differences	32,758	—	69,856	102,614

Balances at December 31, 2003	(692,896)	(25,057)	(2,662,987)	(3,380,940)
Additions due to new inclusions in the Group	(11,150)	—	(2,151,736)	(2,162,886)
Retirements	32,518	3,603	295,695	331,816
Transfers	(1,700)	(1,596)	3,296	—
Exchange differences	11,692	—	24,721	36,413
Provisions	(65,035)	(838)	(427,920)	(493,793)

Balances at December 31, 2004	(726,571)	(23,888)	(4,918,931)	(5,669,390)

Property and equipment, net (*):
Balances at December 31, 2002	3,000,385	280,711	1,659,463	4,940,559
Balances at December 31, 2003	2,723,142	286,981	1,573,846	4,583,969
Balances at December 31, 2004	2,723,047	369,642	5,120,445	8,213,134

(*)	Of the total balances, approximately €5,210 million, €1,613 million and €2,602 million related to property and equipment abroad as of December 31, 2004, 2003 and 2002, respectively.

Back to Contents

Other property

The “Other Property” and “Furniture, Fixtures and Other” accounts include, among other items, the assets acquired through foreclosure on non-recovered loans. These assets are recorded at foreclosure cost which in no case exceeds the book value of the loan, net of the allowance recorded as a result of comparison with their market value. The allowance amounted to €293 million as of December 31, 2004, and represented 54% of the recorded value (€316 million and €395 million and 57% and 58% as of December 31, 2003 and 2002, respectively).

14.	Due to credit institutions

Breakdown

The breakdown, by type and term to maturity, of the balances of this caption is as follows:

		Thousands of Euros

By Type and Term to Maturity	2004	2003	2002

Demand deposits:
Current accounts	39,162	12,821	28,712
Other accounts	3,532,614	1,747,580	3,920,819

	3,571,776	1,760,401	3,949,531

Time or notification deposits:
Bank of Spain credit account drawdowns-Up to 3 months	—	915,473	1,000,022

Time deposits-
Up to 3 months	34,535,552	14,517,822	15,257,124
3 months to 1 year	6,262,438	6,361,743	6,689,929
1 to 5 years	3,785,615	6,612,704	3,053,691
Over 5 years	2,869,921	2,008,154	2,756,834

	47,453,526	29,500,423	27,757,578

Assets sold under repurchase agreement (Note 5)-
Up to 3 months	27,435,936	34,046,432	15,164,776
3 months to 1 year	5,127,997	8,862,729	1,770,672
1 to 5 years	1,077,738	494,854	1,178,140
Over 5 years	146,832	—	—

	33,788,503	43,404,015	18,113,588

	81,242,029	73,819,911	46,871,188

	84,813,805	75,580,312	50,820,719

Of which: Euros	33,703,535	57,387,612	30,530,819

As of December 31, 2004, the limit set by the Bank of Spain for the Bank and for the Banesto Group in the system of loans guaranteed by public-sector debt securities amounted to €1,996 million and €817 million, respectively (€1,988 million and €1,017 million, and €1,209 million and €1,214 million as of December 31, 2003 and 2002 for the Bank and for the Banesto Group, respectively).

Back to Contents

15.	Customer deposits

Breakdown

The breakdown, by geographical area and depositor sector, of the balances of this caption is as follows:

	Thousands of Euros

	2004	2003	2002

By geographical area:
Spain	99,782,623	91,799,908	96,602,048
Other EU countries	147,356,167	25,040,806	23,990,299
USA and Puerto Rico	6,563,982	6,342,920	7,530,507
Other OECD countries	174,730	255,490	353,469
Latin America	38,733,800	34,618,654	37,915,080
Other	1,234,395	1,277,794	1,424,353

	293,845,697	159,335,572	167,815,756

By sector:
Public authorities	13,966,167	9,225,949	12,126,084
Of which: Assets sold under repurchase agreement (Note 5)	7,702,543	3,934,274	9,829,694
Other residents-
Demand deposits	25,700,206	25,089,234	21,743,570
Savings deposits	18,602,253	17,823,421	16,057,659
Time deposits	19,474,400	18,640,052	21,326,541
Assets sold under repurchase agreement (Note 5)	17,766,883	16,348,466	19,194,664
Other deposits	626,266	17,734	109,686

	82,170,008	77,918,907	78,432,120

Nonresidents	197,709,522	72,190,716	77,257,552

	293,845,697	159,335,572	167,815,756

Of which: Euros	121,236,400	110,265,674	114,055,256

Term to maturity

The detail, by term to maturity, of the balances of the "Savings Deposits - Time" and "Other Deposits - Time" captions in the consolidated balance sheets is as follows:

	Thousands of Euros

	2004	2003	2002

Savings deposits - Time:
Up to 3 months	51,041	23,477	27,174
3 months to 1 year	12,341	10,982	14,740
1 to 5 years	5,782	10,321	9,657
Over 5 years	1,204	2,193	715

	70,368	46,973	52,286

Other deposits - Time:
Up to 3 months	61,880	32,157	44,047
3 months to 1 year	6,410	2,362	1,681
1 to 5 years	3,726	763	1,687
Over 5 years	2,641	158	61

	74,657	35,440	47,476

Back to Contents

16 .	Marketable debt securities

Bonds and debentures outstanding

The breakdown, by currency and interest rate, of the balances of this caption is as follows:

	Thousands of Euros			December 31, 2004

				Outstanding
				Amount in	Annual
				Currency	Interest
Issue Currency	2004	2003	2002	(Millions)	Rate (%)

Euros:
Fixed interest	22,786,515	13,869,207	7,364,425	—	4.19%
Floating interest	21,413,095	9,184,697	5,145,509	—	3.13%
U.S. dollars:
Fixed interest	1,044,965	444,324	1,429,024	1,423	2.64%
Floating interest	3,455,299	1,071,447	1,419,888	4,706	3.98%
Pounds sterling:
Fixed interest	2,015,786	326,334	661,029	1,421	3.35%
Floating interest	2,871,639	1,274,121	1,380,477	2,025	4.58%
Chilean pesos:
Fixed interest	1,461,946	2,016,908	2,442,948	1,110,657	6.43%
Other currencies	2,890,827	651,854	654,029

Balances at year-end	57,940,072	28,838,892	20,497,329

None of the securities outstanding at December 31, 2004, 2003 and 2002, are convertible into Bank’s shares or grant any privileges or rights that could make them contingently convertible into Bank’s shares.

Back to Contents

Variations

The variations in “Bonds and Debentures Outstanding” accounts were as follows:
	Thousands of Euros

	2004	2003	2002

Balances at the beginning of the year	28,838,892	20,497,329	21,229,154

Net inclusion of companies in the Group	17,659,366	—	(319,342)

Issues	17,201,370	13,025,505	6,698,032
Of which:
Banco Santander Central Hispano, S.A.:
Nonconvertible bonds February and December – Floating	3,500,000	—	—
Mortgage bonds March and July – Fixed	2,000,000	—	—
Mortgage bonds March, August and December – Fixed	—	5,000,000	—
Territorial bonds June – Fixed	—	2,000,000	—
Mortgage bonds October – Fixed	—	—	3,000,000
Banesto:
Mortgage bonds February and September – Fixed	3,750,000	—	—
Bonds June and October – Floating	3,000,000	—	—
Mortgage bonds May – Fixed	—	1,500,000	—
Bonds October – Floating	—	2,000,000	—
Mortgage bonds March – Fixed	—	—	1,000,000
Santander Central Hispano International Ltd.:
February – Floating	—	—	500,000
Santander Internacional Debt, S.A.:
Bonds December – Floating	3,891,293	—	—

Redemptions	(5,489,822)	(4,227,694)	(4,620,244)
Of which:
Santander Central Hispano International Ltd.:
April 2001	(500,000)	—	—
August 2000	(425,653)	—	—
April 2000	(422,815)	—	—
February 2001	(395,883)	—	—
January 2003	—	(476,781)	—
August 2003	—	(500,000)	—
June 2003	—	(600,000)	—
October 2002	—	—	(500,000)
August 2002	—	—	(645,943)
March 2002	—	—	(1,000,000)
Banesto:
February 2001	(600,000)	—	—
February 2002	(400,000)	—	—
Finconsumo:
June 2002	(300,000)	—	—
Banco Rio:
2002 Global Program (*)	—	(796,366)	—
Exchange differences	(269,734)	(456,248)	(2,490,271)

Balances at year-end	57,940,072	28,838,892	20,497,329

(*)	In accordance with the long-term debt restructuring program.

Back to Contents

Maturity

The detail, by maturity, of the balance of this caption as of December 31, 2004, is as follows:

Millions
Maturity	of Euros

2005	9,247
2006	13,825
2007	8,858
2008	5,133
2009	5,658
Subsequent years	15,219

57,940

Promissory notes and other securities

The detail, by term to maturity, of the balances of the “Promissory Notes and Other Securities” caption, relating to instruments issued basically by Banco Santander Central Hispano, S.A.; Santander Central Hispano International Ltd.; Santander Central Hispano Finance (Delaware), Inc.; Santander Consumer Finance, S.A.; Banca Serfin S.A.; Banco Santander Mexicano S.A.; Banco Totta & Açores, S.A., Santander International Debt, Abbey and the Bank’s branch in London, is as follows:

	Thousands of Euros

Term to Maturity	2004	2003	2002

Up to 3 months	15,636,870	9,160,396	6,887,054
3 months to 1 year	8,497,129	4,626,705	1,591,281
1 to 5 years	1,384,966	1,815,212	2,313,443
Over 5 years	548,152	—	—

	26,067,117	15,602,313	10,791,778

Of which: Euros	6,599,077	9,242,409	6,010,792

17.	Provisions for contingencies and expenses

Variations

The detail of the balances of this caption is as follows:`

	Thousands of Euros

	2004	2003	2002

Pension allowance	10,652,752	8,935,148	8,839,081
Other provisions	4,692,293	3,792,529	5,008,669

Provisions for contingencies and expenses	15,345,045	12,727,677	13,847,750

Back to Contents

Variations

The detail of the variations in the balances of the "Provisions for Contingencies and Expenses" caption is as follows:

	Thousands of Euros

	2004	2003	2002

Balances at the beginning of the year	12,727,677	13,847,750	16,917,289
Net inclusion of companies in the Group	2,130,064	10,239	(1,129)
Provision charged to income	1,619,717	574,286	1,392,143
Provision charged to reserves and prepaid taxes (Note 2-j)	—	524,247	1,340,532
Insured in-house pension allowances - Companies in Spain (Note 2-j)-
Premiums paid to insurance companies	46,404	58,683	63,620
Variation in net level premium reserves of insurance companies	198,313	221,476	244,904
Externalized insurance policies and other variations	(22,927)	(5,260)	(90,843)
Payments to pensioners by insurance companies	(235,361)	(257,469)	(266,405)

	(13,571)	17,430	(48,724)

Payments to pensioners and to employees who took early retirement
with a charge to in-house allowances (Note 2-j)	(806,034)	(759,492)	(774,902)
Insurance premiums paid (Note 2-j)	(46,404)	(58,683)	(63,620)
In-house pension allowances externalized and other variations	(22,197)	(29,830)	(316,243)
Allowance used	(573,323)	(1,069,332)	(1,300,820)
Of which: Goodwill (Note 12)	—	(775,727)	—
Transfers	345,466	(217,349)	(285,973)
Exchange differences and other variations	(16,350)	(111,589)	(3,010,803)

Balances at year-end	15,345,045	12,727,677	13,847,750

Other provisions

The balances of the "Provisions for Contingencies and Expenses - Other Provisions" caption included the following items:

	Thousands of Euros

	2004	2003	2002

Credit loss allowance for off-balance-sheet risks	351,305	313,657	317,009
Of which: Country-risk	8,096	5,568	17,964
Allowance for losses on financial futures transactions	558,690	498,789	520,446
Allowance for contingencies and commitments at operating units:
Recorded at Spanish companies	1,153,122	1,133,276	2,138,895
Of which: Relating to investments made in Argentina (Note 12)	198,653	436,893	1,356,278
Recorded at other companies	2,629,176	1,846,807	2,032,319
Of which:
Banespa	713,076	722,322	944,286
Abbey	919,236	—	—

	4,692,293	3,792,529	5,008,669

18.	Subordinated debt

The detail, by currency and interest rate, of the balances of this caption is as follows:

	Thousands of Euros			December 31, 2004

				Outstanding	Annual
				Amounts	Interest
				in Currency	Rate
Issue Currency	2004	2003	2002	(Millions)	(%)

Euros:
Fixed interest	5,321,557	2,116,071	2,650,248	—	5.43%
Floating interest	4,145,205	3,232,588	2,838,370	—	4.22%
U.S. dollars:
Fixed interest	5,752,787	3,671,249	4,399,523	7,836	7.23%
Floating interest	1,283,007	1,403,800	1,690,664	1,748	3.08%
Pounds sterling:
Fixed interest	3,044,018	283,769	307,447	2,146	8.15%
Floating interest	283,665	283,769	307,447	200	7.63%
Other currencies	363,889	229,842	256,529	—	—

Balances at year-end	20,194,128	11,221,088	12,450,228

Back to Contents

Variations

The variations in the balances of this caption were as follows:

	Thousands of Euros

	2004	2003	2002

Balances at the beginning of the year	11,221,088	12,450,228	12,995,991
Inclusion of companies in the Group	7,318,447	—	100,213
Issues	2,489,381	500,000	1,095,356
Of which:
Santander Central Hispano Issuances, Ltd.-
September 2019	500,000	—	—
September 2014	500,000	—	—
May 2012 – Floating	—	—	95,356
April 2012 – Floating	—	—	1,000,000
Banesto-
September 2013 – Floating	—	500,000	—
March 2016 – Floating	500,000	—	—
Santander Perpetual, S.A. Unipersonal-
Perpetual	750,000	—	—
Redemptions	(465,323)	(589,619)	(433,359)
Of which:
Santander Central Hispano Issuances, Ltd.-
December 1994	—	—	(215,505)
June 1994 – Fixed and Floating	(192,956)	—	—
Santander Central Hispano Finance, B.V.	—	(300,378)	—
Exchange differences	(369,465)	(1,139,521)	(1,307,973)

Balances at year-end	20,194,128	11,221,088	12,450,228

Other information

These issues are subordinated debt and, therefore, for credit seniority purposes they are junior to the claims of all general creditors of the issuers. The issues of Santander Central Hispano Issuances, Ltd. and Santander Perpetual, S.A. Unipersonal are guaranteed by the Bank or are secured by restricted deposits at the Bank.

As of December 31, 2004, none of these issues was convertible into Bank shares, and they do not grant privileges or rights that might, as a result of contingency, make them convertible into shares. Abbey has a subordinated debt issue of £200 million which can be converted, at Abbey’s option, into preferred shares of Abbey at a price of £1 per share.

Maturity

The detail, by maturity, of the balance of this caption as of December 31, 2004, is as follows:

Millions
Maturity	of Euros

2005	1,490
2006	994
2007	492
2008	188
2009	1,569
Subsequent years	15,461

20,194

The interest on subordinated debt amounted to €686 million in 2004 (€679 million in 2003 and €736 million in 2002).

Back to Contents

19.	Minority interests

Breakdown

The detail, by Group company, of the balances of the "Minority Interests" caption is as follows:

	Thousands of Euros

	2004	2003	2002

Preferred shares issued by:
Abbey Group	2,566,285	—	—
Santander Finance Capital, S.A.	2,280,000	445,690	—
BSCH Finance Ltd.	725,894	2,793,776	4,030,006
Santander Finance Preferred, S.A.	639,491	—	—
Banesto	325,000	—	—
Pinto Totta International Finance, Ltd.	183,540	197,950	238,400
BCH Capital, Ltd.	168,857	182,107	219,319
Banesto Preferentes, S.A.	131,144	131,145	—
Totta & Açores Financing Limited	110,124	118,770	143,040
Banesto Holdings, Ltd.	56,748	61,200	76,285
BCH Eurocapital, Ltd	—	554,236	667,493
BCH Internacional Puerto Rico Inc. and Banco
Santander Puerto Rico	—	—	62,220

	7,187,083	4,484,874	5,436,763

Dividends paid (*)	—	(314,461)	(400,665)

	7,187,083	4,170,413	5,036,098

Equity of minority interests:
Grupo Financiero Santander Serfin, S.A. de C.V.	415,592	375,249	25,933
Somaen Dos, S.L.	351,633	300,170	275,665
Banesto Group	303,612	277,793	295,636
Banco Santander Chile	129,217	133,856	103,325
Brazil Group	31,721	37,080	36,207
Santander Bank Corp	29,372	32,130	45,295
Orígenes AFJP, S.A.	13,730	11,653	23,193
Banco Santander Portugal	496	2,835	35,458
Cartera Mobiliaria, S.A., S.I.M.	—	63,207	27,957
Other companies	76,731	35,131	131,943

	1,352,104	1,269,104	1,000,612

	8,539,187	5,439,517	6,036,710

(*)	From January 1, 2004, accrued dividends are recorded for accounting purposes under the “Other Assets” caption.

Preferred shares

These are non-cumulative non-voting shares. They were subscribed by third parties outside the Group and are fully or partially redeemable after five years, at the issuer’s discretion. Prior to any redemption, the Group should receive the approval of the Bank of Spain and communicate such redemption to the local financial supervisor. There is no obligation that requires the Group to redeem them.

Additional information is disclosed in Note 28.5.k and Exhibit III.

Back to Contents

Variations

The variations in the balances of this caption were as follows:

	Thousands of Euros

	2004	2003	2002

Balances at the beginning of the year	6,060,704	6,575,173	8,273,936
Preferred shares:
Net inclusion of companies in the Group	2,566,285	(9,025)	1,211
Issue	2,806,665	581,145	—
Of which:
Santander Finance Capital, S.A.	1,830,000	450,000	—
Santander Finance Preferred, S.A.	661,665	—	—
Banesto	325,000	—	—
Banesto Preferentes, S.A.	—	131,145	—
Redemption	(2,624,283)	(1,151,246)	(890,220)
Of which:
BSCH Finance Ltd.	(2,057,390)	(1,096,844)	(694,680)
Dividends paid		(314,461)	(400,665)
Exchange differences and other variations	(46,437)	(381,849)	(552,014)
Variation in percentages of ownership (Note 3)	(63,045)	379,934	(60,178)
Dividends paid to minority interests	(144,411)	(112,597)	(181,551)
Variations in capital	23,229	(22,717)	29,850
Exchange differences and other variations	(39,520)	(104,840)	(183,659)

Balances at year-end	8,539,187	5,439,517	6,036,710

Net income for the year attributed to minority interests	532,299	621,187	538,463

	9,071,486	6,060,704	6,575,173

20.	Capital stock

As of December 31, 2001, the Bank’s capital stock consisted of 4,659,362,499 fully subscribed and paid shares of €0.5 par value each.

Capital increase for acquisition of AKB shares

On May 14, 2002, the Group made one capital increase, issuing 109,040,444 new ordinary shares (2.3% of the Bank’s capital) of €0.50 nominal value each and an issue premium of €9.588 per share, which were fully subscribed and disbursed through shares representing all the capital of AKB, in accordance with the resolutions adopted by the Bank’s Extraordinary Shareholders’ Meeting on February 9, 2002 (Notes 3 and 21).

After this operation and as of December 31, 2002 and 2003, the Bank’s capital stock consisted of 4,768,402,943 fully subscribed and paid shares of €0.50 par value each.

Capital increase for acquisition of Abbey

To complete the acquisition of Abbey, and after being approved in the Shareholders’ Meeting held in October 2004, the Bank increased, on November 12, 2004, its capital base by the issuance of 1,485,893,636 new shares of €0.5 par value, with additional paid-in capital of €7.94 each.

As of December 31, 2004, the additional capital stock authorized by the Shareholders’ Meeting of the Bank amounted to €1,492 million.

Back to Contents

The variations in the Bank’s capital stock are summarized as follows:

	Capital Stock

	Number	Par Value
	of Shares	(Euros)

Number of shares and par value of the capital stock as of December 31, 2002 and 2003	4,768,402,943	2,384,201,472
Capital increases
Acquisition of Abbey shares (Note 1)	1,485,893,636	742,946,818

Number of shares and par value of the capital stock as of December 31, 2004	6,254,296,579	3,127,148,290

The Bank’s shares are listed on the computerized trading system of the Spanish stock exchanges and on the New York, Milan, Lisbon and Buenos Aires stock exchanges and all of them have the same features and rights. As of December 31, 2004, the only shareholders with an ownership interest in the Bank’s capital stock of over 3% were E.C. Nominees Limited (with a 7.76% holding) and Chase Nominees Limited (with a 6.23% holding).

Other considerations

As of December 31, 2004, the additional capital stock authorized by the Shareholders’ Meeting of the Bank amounted to €1,492 million.

On June 19, 2004, the Shareholders’ Meeting resolved to increase capital by €300 million, and fully empowered the Board of Directors, for a period of one year, to set and establish the terms and conditions for this capital increase in all matters not already provided for by the Shareholders’ Meeting. In exercising these powers, the Board of Directors must determine whether the capital increase is to be performed through the issuance of new shares or by increasing the par value of the shares outstanding.

On June 19, 2004, the Shareholders’ Meeting set the maximum number of Bank shares that the Bank and/or any Group subsidiary may acquire at 5% of the capital stock, fully paid, the minimum price per share being the par value and the maximum price being up to 10% more than the market price on the Spanish stock exchanges on the acquisition date.

Also, the aforementioned Shareholders’ Meeting authorized the Bank’s Board of Directors to issue fixed-income securities for up to a maximum amount of €20,000 million or the equivalent amount in another currency, by any lawful means. On June 21, 2003, the Shareholders’ Meeting authorized the Bank’s Board of Directors to issue fixed-income securities convertible into new shares and/or exchangeable for outstanding shares for up to €4,000 million over a five-year period, and empowered the Board of Directors to increase capital by the required amount to cater for the requests for conversion.

As of December 31, 2004, the shares of the following companies were listed on official stock markets: Banco Río de la Plata, S.A.; Banco de Venezuela, S.A.; Banco Santander Colombia, S.A.; Santander BankCorp (Puerto Rico); Grupo Financiero Santander Serfin, S.A. de C.V.; Banco Santander Chile; Cartera Mobiliaria, S.A., S.I.M.; Santander Chile Holding, S.A.; Inmuebles B de V 1985 C.A.; Banco do Estado de Sao Paulo, S.A.; Banesto; Portada, S.A. and Capital Variable S.I.C.A.V., S.A.

As of December 31, 2004, the capital increases in progress at Group companies and the additional capital authorized by their Shareholders’ Meetings were not material at Group level.

Back to Contents

21.	Reserves

Variations

The variations in the overall balances of reserves at the Group (see composition in Note 1) were as follows:
	Thousands of Euros

	2004	2003	2002

Balances at the beginning of the year	14,823,227	14,353,213	15,663,278
Prior year’s attributed income	2,610,819	2,247,177	2,486,303
Dividends paid on prior year’s income	(1,444,387)	(1,375,608)	(1,329,462)
Capital increases (Notes 1 and 20)	11,797,995	—	1,045,480
Charge for early retirement of employees (Note 2-j) (*)	—	(327,342)	(839,923)
Sale of preemptive rights on Banesto shares (Note 3) (**)	—	—	271,805
Exchange differences	(30,127)	(8,584)	(2,666,942)
Variation in reserves at associated companies (Note 10)	(18,745)	(1,837)	(243,289)
Other variations, net	(2,396)	(63,792)	(34,037)

Balances at year-end (Note 1)	27,736,386	14,823,227	14,353,213

(*)	Based on the Group’s ownership interest in Banesto as of December 31, 2003 and 2002 (88.60% and 88.57%, respectively).
(**)	As a result of the sale of the preemptive rights on Banesto shares (Note 3), the additional paid-in capital which was applied proportionally to the amortization of the goodwill that arose subsequent to the tender offer launched by the Bank in 1998 was rerecorded under the “Reserves” caption in the consolidated balance sheet as of December 31, 2002.

Additional paid-in capital, reserves and revaluation reserves

The breakdown of the balances of these captions, relating in full to the Bank, is as follows:

	Thousands of Euros

	2004	2003	2002

Restricted reserves:
Legal reserve	625,430	476,841	476,841
Reserves for treasury stock	229,672	139,271	132,462
Revaluation reserves Royal Decree-Law 7/1996	42,666	42,666	42,666
Unrestricted reserves:
Additional paid-in capital	20,370,128	8,720,722	8,979,735
Voluntary reserves and consolidation reserves attributed to the Bank	4,825,752	4,894,734	4,964,087
Of which: Voluntary reserves recorded early	2,126,931	2,318,175	3,284,856

Group reserves attributed to the Bank	26,093,648	14,274,234	14,595,791
Of which: Reserves recorded at the Bank	25,976,836	14,178,195	14,436,631

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

Back to Contents

If this balance were used in a manner other than as provided for in Royal Decree-Law 7/1996, it would be subject to tax.

Additional paid-in capital

The revised Corporations Law expressly permits the use of the additional paid-in capital balance to increase capital of the entities at which it is recorded and establishes no specific restrictions as to its use.

Early recording of voluntary reserves

As required by the Bank of Spain, the “Reserves” caption in the consolidated balance sheet as of December 31, 2004, includes “Voluntary Reserves Recorded Early”, of which approximately €2,125 million (€2,314 million and €3,277 million as of December 31, 2003 and 2002, respectively) relate to the difference between the amount at which certain Bank shares were issued – in accordance with Article 159.1.c of the revised Spanish Corporations Law – for the acquisition of investments in the capital stock of other entities and the market value of the shares received in exchange, net of the equivalent reduction in the goodwill arising in the acquisitions. This amount increased initially the acquisition cost of the investments acquired.

Reserves and accumulated losses at consolidated companies

The breakdown, by company, of the balances of these captions, based on each company’s contribution to the Group (after considering the effect of consolidation adjustments), is as follows:

Back to Contents

	Thousands of Euros

	2004	2003	2002

RESERVES AT CONSOLIDATED COMPANIES:
Fully consolidated companies:
Grupo Financiero Mexicano (Consolidated Group)	1,297,222	937,895	712,570
Banco Español de Crédito (Consolidated Group)	967,735	584,003	461,160
Banespa	852,824	864,274	474,164
Banco Santander Chile (Consolidated Group)	391,654	344,981	539,054
Banco Totta & Açores, S.A.	272,244	183,736	120,319
Santander Central Hispano Investment, S.A.	203,256	219,908	217,947
Banco Santander Puerto Rico	201,892	228,591	263,573
Banco de Venezuela, S.A. (Consolidated Group)	157,861	95,905	127,723
Santander Consumer Finance, S.A.	84,194	—	—
Santander Central Hispano Gestión, S.A., S.G.I.I.C.	52,940	49,241	79,046
Other companies	511,944	487,802	22,294

	4,993,766	3,996,336	3,017,850

Companies accounted for by the equity method:
Royal Bank of Scotland	658,741	607,443	534,672
Cepsa	249,378	161,823	110,013
Unión Fenosa	151,090	123,895	71,150
San Paolo IMI (Notes 9 and 10)	—	—	106,076
Sacyr-Vallehermoso (Note 10)	—	—	76,739
Other companies	296,527	281,311	276,101

	1,355,736	1,174,472	1,174,751

Total reserves at consolidated companies	6,349,502	5,170,808	4,192,601
Of which: Restricted reserves	375,828	354,249	307,899

ACCUMULATED LOSSES AT CONSOLIDATED COMPANIES:
Fully consolidated companies:
Santander Investment Securities Inc.	191,181	179,864	159,671
Santander Investment Bank, Ltd.	107,535	116,537	104,274
Patagon Bank, S.A.	125,337	129,173	123,099
Patagon Euro, S.L.	102,828	101,904	157,135
Banco Santander Colombia (Consolidated Group)	86,546	98,832	68,914
Gessinest Consulting, S.A.	85,776	75,188	30,629
Santander Merchant Bank, Ltd.	78,668	69,753	41,764
Capital Riesgo Global, S.C.R., S.A.	17,543	44,874	24,898
Santander Financial Products, Ltd.	2,237	12,204	31,203
Santander Consumer Finance, S.A.	—	19,284	78,995
Other companies	426,688	379,038	226,009

	1,224,339	1,226,651	1,046,591

Companies accounted for by the equity method	197,997	140,863	142,871

Translation differences	3,284,428	3,254,301	3,245,717
Of which:
Depreciation of the Brazilian real	1,544,123	1,563,456	1,602,789
Devaluation in Argentina	991,383	974,828	981,597

Total accumulated losses at consolidated companies	4,706,764	4,621,815	4,435,179

Net balance	1,642,738	548,993	(242,578)

Back to Contents

22 .	Tax matters

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

Years open for tax audit

The years open for tax audit in the Consolidated Tax Group as of December 31, 2004, were 2001, 2002, 2003 and 2004 for the main taxes applicable to it.

The other Spanish consolidated entities generally have the last four years open for review by the tax inspection authorities with respect to the main taxes applicable to them, except in the case of those companies for which the statute of limitations has been interrupted due to tax audits.

In 2004 there were no significant developments in the matters being contested at the different instances of the tax disputes pending resolution as of December 31, 2003.

In 2002 tax assessments were received relating to 1996, 1997 and 1998 for a total amount of €48 million, of which €39 million were contested. In 2003 and 2004 tax assessments were received relating to 1998, 1999 and 2000, and were partially contested. The amount of the resulting tax charge is not material for the Group.

The Bank’s directors consider that the liabilities, if any, which might arise as a result of these claims would not have a material effect on the 2004 consolidated statement of income.

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

Since 1992 the Madrid Central Court number 3 has kept open preliminary court proceedings, now an “abbreviated” proceeding, to determine the liabilities related to certain credit assignment transactions carried out by Banco Santander, S.A. from 1987 to 1989. The Bank and its internal and external advisers consider that the final outcome of this litigation will be favorable and that no additional specific provision is required.

The Court handed down an order on July 16, 1996, following a request to this effect from the Government Lawyer and after having consulted the State Tax Agency, to dismiss the actions against the Bank and its executives in respect of the income derived from the aforementioned transactions. Subsequently, the Government Lawyer, as the representative of the Public Treasury, and the Public Prosecutor’s Office have repeatedly applied to have the case against the Bank and its management dismissed and struck out. However, a decision was rendered on June 27, 2002 to turn the aforementioned preliminary court proceedings into an “abbreviated” proceeding. The Public Prosecutor’s Office, the Bank and its executives have appealed against this decision.

On June 23, 2003, Panel Two of the Criminal Chamber of the National Appellate Court partially upheld these appeals, and explicitly recognized that the assignments of naked credit ownership were lawfully marketed and reduced the proceedings from 138 to 38 customer transactions (it should be noted that the government lawyer and the Public Prosecutor’s Office have also requested dismissal and removal of the case on grounds that no offense had been committed) with respect to which the Bank’s possible involvement is still being alleged.

Following the submissions phase, in which the Public Prosecutor’s Office and the Government Lawyer reiterated their petition to have the proceedings dismissed and struck out, based on the class accusation filed by the Association for the Defense of Investors and Consumers, on October 6, 2004 the Court ordered commencement of a trial for cumulative offenses of misrepresentation and forgery of official documents, three cumulative offenses of misrepresentation and forgery of commercial documents and thirty offenses against the Public Treasury, against the Chairman of the Bank and three executives and ordered that they post a bond to cover fines and costs, on a joint and several basis, for €67.8 million which has been subsequently reduced to €40.1 million. Pursuant to the order, Section One of the Criminal Chamber of the National Appellate Court has been designated as the body with jurisdiction to conduct the trial.

Back to Contents

In any event, following its traditional prudent criteria, the Group has recorded reasonable provisions to cover any contingencies which might arise from the above-mentioned situations.

Reconciliation

The reconciliation of the corporate income tax expense calculated at the standard rate to the recorded corporate income tax expense is as follows:

	Thousands of Euros

	2004	2003	2002

Corporate income tax at the standard rate of 35%	1,552,116	1,435,504	1,228,062

Permanent differences:
Amounts arising from consolidation (*)	(771,215)	(558,748)	(499,646)
Tax credits and elimination of double taxation of dividends	(52,711)	(34,678)	(18,830)
Effect of allocation of the Group’s share in income of companies accounted for by the equity method	38,571	27,356	13,523

	(785,355)	(566,070)	(504,953)

“Corporate Income Tax” and “Other Taxes”, per consolidated statements of income	766,761	869,434	723,109

(*)	Including the net tax effect of all the consolidation adjustments treated as permanent differences by the Group, which relate mainly to write-downs, and the differences arising from the different tax rates in Spain and in other countries.

The Bank and certain of the other Spanish consolidated companies have availed themselves of the tax credits available under corporate income tax legislation. Although the 2004 corporate income tax return has not yet been filed, the provision for 2004 corporate income tax shown in the consolidated balance sheet as of December 31, 2004, and the consolidated statement of income for the year then ended is net of the related investment, dividend double taxation and international double taxation tax credits recorded in the balance of “Permanent Differences” in the foregoing reconciliation.

Other assets and other liabilities

The balance of the “Other Assets” caption in the consolidated balance sheets includes debit balances with the tax authorities relating to deferred tax assets. The balance of the “Other Liabilities” caption includes the liability for the various deferred taxes of the Group and the tax collection accounts.

The detail of the two balances is as follows:

	Thousands of Euros

	2004	2003	2002

Other assets – Deferred tax assets	5,891,958	3,995,055	4,418,761
Of which:
Banespa	1,228,440	1,132,264	1,200,239
Abbey	1,004,494	—	—
Early retirements in 1999	168,679	213,282	258,591
Early retirements in 2000	127,274	171,720	205,676
Early retirements in 2001	155,415	187,210	216,205
Early retirements in 2002 (Note 2-j)	367,561	427,629	484,101
Early retirements in 2003 (Note 2-j)	172,056	188,427	—
Early retirements in 2004 (Note 2-j)	283,491	—	—

Other liabilities - Tax collection accounts and deferred tax liabilities	3,374,321	2,259,705	2,587,226

Of which:
Abbey	798,232	—	—
Tax collection accounts	1,549,874	1,387,294	1,959,378

Back to Contents

23.	Memorandum accounts, futures transactions and off-balance-sheet funds under management

Memorandum accounts

The “Memorandum Accounts” caption includes the following commitments and contingent liabilities of the Group that arose in the normal course of its operations:

	Thousands of Euros

	2004	2003	2002

Contingent liabilities:
Rediscounts, endorsements and acceptances	206,042	26,720	45,087
Assets assigned to sundry obligations	24	81,160	185,620
Guarantees and other sureties	30,915,447	27,273,863	23,862,776
Other contingent liabilities	3,073,870	3,372,446	3,609,177

	34,195,383	30,754,189	27,702,660

Commitments:
Sales with repurchase option	40,310	512,698	466,644
Balances drawable by third parties
Credit institutions	1,700,214	943,456	1,047,363
Public authorities	2,288,834	2,569,614	2,246,066
Other sectors	60,315,083	45,099,247	45,810,366
Other commitments	6,975,543	5,385,641	5,206,970

	71,319,984	54,510,656	54,777,409

	105,515,367	85,264,845	82,480,069

Futures transactions

The detail, by term to maturity, of the notional and/or contractual amounts of each type of futures transactions arranged by the Group as of December 31, 2004, is as follows:

	Thousands of Euros

	Up to	1 to 5	5 to 10	Over
	1 Year	Years	Years	10 Years	Total

Unmatured foreign currency purchase and sale transactions:
Purchases of foreign currencies against euros	18,534	9,671	2,542	240	30,987
Purchases of foreign currencies against foreign currencies	32,773	9,627	21,304	5,257	68,961
Sales of foreign currencies against euros	16,711	6,766	2,501	437	26,415
Financial asset purchase and sale transactions (*):
Purchases	3,120	150	85	305	3,660
Sales	2,614	113	355	32	3,114
Securities and interest rate futures (*):
Purchased	68,936	19,523	97	—	88,556
Sold	33,250	54,855	1	—	88,106
Options on securities (*):
Purchased	11,262	9,569	87	10	20,928
Written	26,452	34,368	4,599	7,837	73,256
Options on interest rates (*):
Purchased	16,032	18,304	4,457	1,497	40,290
Written	38,751	43,950	29,355	2,967	115,023
Options on foreign currencies:
Purchased	5,692	367	—	11	6,070
Written	6,090	404	—	11	6,505
Other interest rate transactions:
Forward rate agreements (FRAs)	25,320	—	14	2	25,336
Interest rate swaps (IRSs)	230,078	423,525	200,900	105,282	959,785
Other	307	1,962	731	1,197	4,197
Commodity futures transactions	1	4	—	—	5

Total	535,923	633,158	267,028	125,085	1,561,194

(*)	Based on the term of the underlying asset.

Back to Contents

Other information

The aforementioned notional and/or contractual amounts of futures transactions do not necessarily reflect the actual risk assumed by the Group, since the net position in these financial instruments is the result of offset and/or combination thereof. This net position is used by the Group basically to hedge the interest rate risk, the price of the underlying asset or the currency risk, the resulting gains or losses on which are included under the “Gains (Losses) on Financial Transactions” caption in the consolidated statements of income and, where appropriate, as an increase in, or offset of, the results on the investments for which these hedging contracts were arranged (Note 25).

Off-balance-sheet funds under management

The detail of the off-balance-sheet funds under management by the Group is as follows:

		Thousands of Euros

		2004	2003	2002

	Mutual funds	94,125	80,502	68,140
	Pension funds	34,854	19,495	17,513
	Assets under management	10,997	8,906	7,685

		139,976	108,903	93,338

24.	Transactions with non-consolidable Group companies and with associated companies

	The detail of the Group’s main balances with non-consolidable companies controlled by it and with associated companies as of December 31 of each year, and of the impact of the transactions with them on the statements of income, is as follows:

	Thousands of Euros

	2004	2003	2002

ASSETS:
Due from credit institutions	621,376	103,734	54,982
Debentures and other fixed-income securities	—	—	18,794
Loans and credits	1,579,464	1,445,472	1,364,470

	2,200,840	1,549,206	1,438,246

LIABILITIES:
Due to credit institutions	20,391	123,039	414,493
Customer deposits	3,770,735	960,830	1,266,467
Debt securities	4,904	—	—

	3,796,030	1,083,869	1,680,960

STATEMENT OF INCOME:
Debit-
Interest expense	26,782	26,305	45,221
Fees paid	375	2,211	904

	27,157	28,516	46,125

Credit-
Interest income	40,096	48,138	47,750
Gains on financial transactions	9,745	16,610	8,262
Fees collected	197,827	115,632	62,422

	247,668	180,380	118,434

MEMORANDUM ACCOUNTS:
Contingent liabilities	342,940	1,017,854	369,891
Commitments	1,029,795	551,395	454,270

See “Consolidation Principles” in Note 1 to find accounting criteria, Note 28.2.A to see the impact on net income and total assets and find a list of non-consolidable companies in Exhibit II.

Back to Contents

25.	Statement of income disclosures

Following is certain relevant information in connection with the consolidated statements of income:

	a)	Geographical breakdown

The geographical breakdown of the balances of the main captions composing the Group’s revenues, by country of location of the Group companies giving rise to them, is as follows:

	Thousands of Euros

	2004	2003	2002

Interest income:
Spain	7,158,621	7,293,968	7,827,262
Other European countries	2,842,692	2,993,831	3,206,615
America	8,102,470	6,915,914	11,668,863
Other	52	27	8,598

	18,103,835	17,203,740	22,711,338

Income from equity securities:
Spain	548,615	367,779	405,248
Other European countries	49,851	39,566	33,669
America	48,980	34,148	34,248
Other	—	—	7

	647,446	441,493	473,172

Fees collected:
Spain	2,937,689	2,596,745	2,356,885
Other European countries	728,759	666,170	676,782
America	2,109,362	1,835,435	2,112,809
Other	829	529	610

	5,776,639	5,098,879	5,147,086

Gains (Losses) on financial transactions:
Spain	604,016	435,145	314,166
Other European countries	77,688	85,499	61,568
America	270,962	478,147	(20,627)
Other	—	22	1,143

	952,666	998,813	356,250

Other operating income:
Spain	53,800	47,613	89,960
Other European countries	11,896	2,734	4,388
America	24,212	25,113	34,082
Other	1	—	1

	89,909	75,460	128,431

Back to Contents

b)	Breakdown by type of transaction

The detail, by type of transaction, of certain captions in the consolidated statements of income is as follows:

		Thousands of Euros

		2004	2003	2002

	Interest income:
	Bank of Spain and other central banks	236,530	296,106	335,567
	Due from credit institutions	1,087,880	1,377,807	2,009,926
	Fixed-income securities	3,656,639	3,413,601	5,081,124
	Loans and credits	10,644,282	10,337,062	12,911,012
	Revenues related to insurance contracts (Note 2-j)	198,312	220,333	241,929
	Other revenues	2,280,192	1,558,831	2,131,780

		18,103,835	17,203,740	22,711,338

	Interest expense:
	Bank of Spain	246,066	188,026	441,151
	Due to credit institutions	1,923,656	1,780,376	2,182,298
	Deposits	3,750,498	4,315,601	6,208,584
	Debt securities and subordinated debt	2,442,315	2,020,264	2,379,629
	Cost allocable to the recorded pension allowance (Note 2-j)	601,015	554,012	597,211
	Other interest	1,152,019	828,617	2,016,982

		10,115,569	9,686,896	13,825,855

	Fees collected:
	Contingent liabilities	247,116	226,988	212,346
	Collection and payment services	2,024,054	1,974,861	2,100,042
	Securities services	2,136,041	1,899,780	1,852,472
	Other transactions	1,369,428	997,250	982,226

		5,776,639	5,098,879	5,147,086

	Fees paid:
	Asset and liability transactions	122,571	220,785	161,691
	Fees assigned	770,281	456,258	460,540
	Other fees	274,498	251,274	235,571

		1,167,350	928,317	857,802

	Gains (Losses) on financial transactions (*):
	Fixed-income securities	525,098	392,101	(340,647)
	Equity securities	474,685	432,008	(150,908)
	Exchange differences	282,905	166,194	417,017
	Derivatives	(330,022)	8,510	430,788

		952,666	998,813	356,250

(*)	The balance of these captions in the consolidated statements of income includes the net gains (losses) on trading transactions (Notes 2-d, 2-e and 2-l). To properly interpret these amounts, it must be borne in mind that, in the case of hedging transactions, gains or losses arising from exchange differences and derivatives are symmetrical to those recorded under the “Gains (Losses) on Financial Transactions - Fixed-Income Securities” and “Gains (Losses) on Financial Transactions - Equity Securities” captions in the foregoing detail.

Back to Contents

c)	General administrative expenses

The detail of the balances of this caption in the consolidated statements of income is as follows:

	Thousands of Euros

	2004	2003	2002

Personnel expenses	4,135,315	4,049,372	4,521,718
Other administrative expenses	2,599,878	2,428,325	2,800,333

General administrative expenses	6,735,193	6,477,697	7,322,051

Personnel expenses

The detail of the balances of this caption in the consolidated statements of income is as follows:

	Thousands of Euros

	2004	2003	2002

Wages and salaries	3,011,955	2,959,515	3,208,776
Social security costs	551,551	546,541	609,394
Period provision to in-house pension allowances (Note 2-j)	46,585	49,227	91,025
Contributions to external pension funds (Note 2-j)	56,276	47,376	39,029

	102,861	96,603	130,054

Other expenses	468,948	446,713	573,494

	4,135,315	4,049,372	4,521,718

The number of employees at the Group, by professional category, was as follows:

	Number of Employees

	2004	2003	2002

The Bank and other Spanish companies:
Top executives (*)	99	117	123
Other line personnel	25,693	26,383	26,230
Clerical staff	7,483	8,379	9,433
General services	78	89	101

	33,353	34,968	35,887

Abbey	24,361	—	—
Other banks and companies abroad	68,774	68,070	68,291
Other Spanish and foreign non-banking companies	939	920	982

	127,427	103,958	105,160

(*)	Categories of assistant deputy manager and above, including senior management.

Compensation systems based on the delivery of Bank shares

In recent years, the Bank has put in place compensation systems linked to the market performance of the Bank’s shares based on the achievement of certain objectives as shown below:

Back to Contents

Stock option plans

		Euros					Date of	Date of
							Commencement	Expiration
	Number	Exercise		Year	Qualifying	Number	of Exercise	of Exercise
	of Shares	Price		Granted	Group	of People	Period	Period

Plans in force at January 01, 2002	36,025,123	8.64

Options granted	2,895,000	9.41
Of which:
European branches plan	2,895,000	9.41
Options exercised	(4,637,240)	4.15
Of which:
Plan Four	(1,558,100)	7.84
Managers Plan 1999	(3,000,700)	2.29
Additional Managers Plan 1999	(78,440)	2.41

Options canceled or not exercised	(6,974,580)	—

Plans in force at December 31, 2002	27,308,303	9.32

Options granted	1,410,000	6.55
Of which:
European branches plan	1,410,000	6.55
Options exercised	(965,087)	2.29
Of which:
Managers Plan 99	(678,325)	2.29
Young Executives Plan	(262,250)	2.29
Additional Managers Plan 99	(24,512)	2.41

Options canceled or not exercised	(2,013,250)	—

Plans in force at December 31, 2003	25,739,966	9.38

Options exercised	(1,933,406)	(2.83)
Of which:
Plan Four	(36,000)	7.84
Managers Plan 99	(1,139,488)	2.29
Additional Managers Plan 99	(55,668)	2.41
Young Executives Plan	(562,250)	2.29
European branches plan	(140,000)	8.23
Options canceled or not exercised	(2,679,810)	—

Plans in force at December 31, 2004	21,126,750	9.94

Of which:
Plan Four	228,000	7.84		1998	Managers	5	01/09/03	12/30/05
Investment Bank Plan	4,503,750	10.25		2000	Managers	56	06/16/03	06/15/05
Young Executives Plan	364,000	2.29		2000	Managers	111	07/01/03	06/30/05
Managers Plan 2000	13,341,000	10.55		2000	Managers	970	12/30/03	12/29/05
European branches plan	2,690,000	7.60	(*)	2002 and	Managers	27	07/01/05	07/15/05
				2003
(*)	The average exercise price ranges from €5.65 to €10.15 per share.

Back to Contents

The option plans on shares of the Bank originally granted by management of Abbey to its employees (on Abbey shares) are as follows:

					Date of	Date of
		Average Exercise Price			Commencement	Expiration
Plans in Force at	Number			Qualifying	of Exercise	of Exercise
December 31, 2004	of Shares	Pounds	Euros (*)	Group	Period	Period

Executive options	358,844	4.16	5.90	Managers	03/25/99	04/04/14
Employee options	56,550	5.90	8.37	Employees	09/09/99	09/08/06
Sharesave	17,260,173	3.56	5.05	Employees	04/01/04	10/01/11

	17,675,567	3.58	5.08

(*) The euro/pound sterling exchange rate was €1.4183 per pound as of December 31, 2004.
Lastly, in 2004 a new long-term incentive plan was designed (I-06) in the form of stock options tied to the achievement of two objectives: a revaluation of the Bank’s share price and growth in earnings per share above a sample of comparable banks, in both cases. 2,750 executives are covered by this plan with a total of up to 103,050,000 options on Bank shares at an exercise price of €9.07. The exercise period is from January 15, 2008 to January 15, 2009. This plan will be submitted for the approval of the next Shareholders’ Meeting.

The difference between the market value of the shares and the exercise price of the options is recorded as an expense under the “General Administrative Expenses – Personnel Expenses” caption in the period from the grant date to the date of commencement of the exercise period.

Other administrative expenses

The detail of the balances of this caption in the consolidated statements of income is as follows:

	Thousands of Euros

	2004	2003	2002

Technology and systems	460,580	454,717	520,893
Communications	240,516	230,345	316,230
Advertising	289,406	211,446	266,002
Buildings, fixtures and office supplies	522,755	511,438	576,879
Taxes other than income tax	119,999	146,782	199,762
Experts’ reports	187,771	178,389	190,202
Per diems and travel expenses	153,858	136,573	146,080
Surveillance and cash courier services	137,944	135,440	162,001
Insurance premiums	27,053	29,786	36,908
Other expenses	459,996	393,409	385,376

	2,599,878	2,428,325	2,800,333

Included in the “Experts’ Reports” balance are the audit fees paid by the Group companies (see Exhibits I, II and III) to their respective auditors, the detail being as follows:

	Thousands of Euros

	2004	2003	2002

Annual audits performed by firms belonging to the Deloitte worldwide organization	9.4	8.9	9.1
Other reports required by legal and tax regulations emanating from different national supervisory agencies in the countries in which the Group operates and examined by firms in the Deloitte worldwide organization	2.6	2.2	2.9
Fees for audits performed by other firms	0.6	0.8	1.1

	12.6	11.9	13.1

Also, in 2004 the various Group companies engaged other services, the detail being as follows:

1.	Services provided by firms in the Deloitte worldwide organization: €2.8 million (€4.7 million and €5.4 million in 2003 and 2002, respectively).

Back to Contents

The services from our auditors meet the independence requirements stipulated by Law 44/2002 on Financial System Reform Measures and by the Sarbanes – Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC); accordingly, they do not include the provision of services which are incompatible with the audit function.

2.	Services provided by other audit firms: €5.6 million (€4.4 million and €5.7 million in 2003 and 2002, respectively).

d) Extraordinary income / Extraordinary loss

The net debit balance (€850 million) of these captions in the consolidated statement of income for the year ended December 31, 2004, includes the gains or losses on disposal of property and equipment and long-term investments (net income of €550 million and net loss of €83 million); the collection of interest on doubtful and nonperforming loans earned in prior years (€108 million); monetary adjustments (Note 2-b); provisions to pension allowances (Note 2-j); and other net extraordinary losses (€448 million) arising from write-downs at various Group subsidiaries, the most noteworthy being the expenses of €155 million incurred in the acquisition of Abbey (including €5.4 million of nonrecurring fees paid to the Deloitte worldwide organization for work required under Spanish and U.K. regulations in the acquisition of Abbey).

The net credit balance (€669 million) of these captions in the consolidated statement of income for the year ended December 31, 2003, includes the gains or losses on disposal of property and equipment and long-term investments (net income of €696 million and net loss of €93 million); the collection of interest on doubtful and nonperforming loans earned in prior years (€92 million); monetary adjustments (Note 2-b); provisions to pension allowances (Note 2-j); and other net income of €103 million.

The net debit balance (€339 million) of these captions in the consolidated statement of income for the year ended December 31, 2002, includes the gains or losses on disposal of property and equipment and long-term investments (net income of €443 million and net loss of €122 million); the collection of interest on doubtful and nonperforming loans earned in prior years (€76 million); monetary adjustments (Note 2-b); provisions to pension allowances (Note 2-j); and other net losses of €315 million, resulting mainly from the impact of write-downs of technology and other companies and of businesses located outside Spain.

Back to Contents

26. Statements of changes in financial position

The consolidated statements of changes in financial position are as follows:

	Thousands of Euros

	2004	2003	2002

SOURCE OF FUNDS:
From operations-
Income for the year	3,667,857	3,232,006	2,785,640
Depreciation and amortization expense	1,353,902	3,004,482	2,248,448
Net provisions to allowances for diminution in asset value and to other allowances	3,609,764	2,542,276	3,428,511
Income of companies accounted for by the equity method, net of dividends	(540,386)	(407,263)	(279,898)
Direct Write-down of assets	61,189	103,839	132,395
Losses on the sale of treasury stock, equity investments and fixed assets	124,677	115,723	973,395
Gains on the sale of treasury stock, equity investments and fixed assets	(698,935)	(1,300,209)	(2,302,236)

	7,578,068	7,290,854	6,986,255

Capital increase with additional paid-in capital	12,540,943	—	1,100,000
Net sale of treasury stock	—	34,457	—
Subordinated debt securities issued	9,807,828	500,000	1,195,569
Lending less financing at Bank of Spain and credit institutions	—	24,084,458	2,520,369
Loans and credits (*)	—	—	9,087,650
Fixed-income securities (*)	—	—	10,022,835
Customer deposits (**)	134,510,125	—	—
Bond and debenture	34,860,737	13,025,505	6,698,032
Promissory notes and other securities	10,195,070	4,354,287	—
Preferred share issues	5,372,950	581,145	—
Sale of investments in Group and associated companies	1,999,403	1,761,549	4,884,437
Sale of property and equipment and intangible assets	1,068,325	845,411	1,754,111
Other asset items less liability items	5,679,936	—	—

Total funds obtained	223,613,385	52,477,666	44,249,258

APPLICATION OF FUNDS:
Dividends	791,555	739,102	727,782
Subordinated debt securities redeemed	834,788	1,729,140	1,741,332
Lending less financing at Bank of Spain and credit institutions	3,303,008	—	—
Net purchase of treasury stock	123,010	—	10,210
Loans and credits (**)	170,113,012	17,806,128	—
Fixed-income securities	18,726,066	11,757,298	—
Short-term equity securities	1,729,533	748,781	262,846
Customer deposits (*)	—	8,480,184	13,711,536
Redemption of bonds and debentures	5,489,823	4,227,694	4,939,586
Promissory notes and other securities	—	—	12,078,435
Purchase of investments in Group and associated companies	14,926,892	2,219,770	3,079,360
Purchase of property and equipment and intangible assets	4,681,231	980,416	985,510
Other minority interests	270,184	557,078	1,285,958
Redemption of preferred shares	2,624,283	1,151,246	890,220
Other asset items less liability items (*)	—	2,080,829	4,536,483

Total funds applied	223,613,385	52,477,666	44,249,258

(*)	In 2002 these items were significantly affected by the net worth impact arising from the depreciation of certain Latin-American currencies.
(**)	In 2004 these items were significantly affected by the acquisition of Abbey.

Back to Contents

27. Subsequent events

Auna

In January 2005 the Group acquired an additional 4.74% holding in the capital stock of Auna. During the second quarter of 2005, the Group gave a mandate to an investment bank to open a competitive bid process to sell its stake in Auna.

Casa de Bolsa Santander Serfin, S.A. de C.V. (Casa de Bolsa)

In 1997, Casa de Bolsa Santander Serfin, S.A. de C.V. was sued for an alleged breach of various stock brokerage contracts. On July 6, 1999, Civil Court number Thirty-one of the Federal District handed down a judgment ordering Casa de Bolsa to indemnify the plaintiff for certain shares, cash and interest.

Casa de Bolsa filed a cassation appeal against the judgment. On January 20, 2005, the Court handed down a decision, upholding the judgment in all respects. Casa de Bolsa has filed an appeal for protection of constitutional rights against that decision requesting that the judgment be stayed.

Casa de Bolsa Management and their legal advisers consider that the final resolution of the judgment will not have a material impact on the company’s financial statements.

Bankia Bank ASA (Bankia)

The Santander Group has reached an agreement to launch a tender offer for all the shares of the Norwegian bank Bankia. The Board of Directors of Bankia recommended that its shareholders accept the Group’s tender offer for NOK 65.18 per share (€7.90). In May 2005, the Group acquired 100% of the capital stock of Bankia at a price of approximately €53 million.

Other matters

Subsequent to year-end, a trial was held in connection with the proceedings brought before the National Appellate Court with respect to the compensation paid to Mr. José María Amusátegui and Mr. Ángel Corcóstegui when they retired from the Bank, information on which was provided by the Group in the Management Report for 2003. On April 13, 2005, the Court decided to acquit those accused, and a cassation appeal against such decision was subsequently filed by the plaintiffs.

Back to Contents

28.	Significant differences between Spanish and U.S. generally accepted accounting principles

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

The information included is classified as follows:

	•	Significant valuation and income recognition principles under Spanish and U.S. GAAP	Note 28.1

	•	Net Income and Stockholders’ Equity reconciliations between Spanish and U.S. GAAP	Note 28.2

	•	Significant presentation differences between Spanish and U.S. GAAP	Note 28.3

	•	Consolidated financial statements	Note 28.4

	•	Additional disclosures required by U.S. GAAP, Note 28.5, which includes:

28.5.A. Statement of Cash Flows	28.5.I.	Fair value of Financial Instruments
28.5.B. Earnings per Share	28.5.J.	Geographic and Business Segment
28.5.C. Investment Securities		Disclosures
28.5.D. Allowance for Credit losses	28.5.K.	Minority Interest
28.5.E. Investment in Affiliated Companies	28.5.L.	Stock Options Plans
28.5.F. Short Term Borrowings	28.5.M.	Guarantees
28.5.G. Pension Liabilities	28.5.N.	Accounting for the Transfer and
28.5.H. Derivative Financial Instruments		Servicing of Financial Assets and
Extinguishment of Liabilities
	28.5.O.	Acquisition of Abbey

28.1.	Significant valuation and income recognition principles under Spanish and U.S. GAAP-

Following is a description of the most significant valuation and income recognition principles under Spanish and U.S. GAAP applicable to the financial statements of the Santander Group:

SPANISH GAAP	U.S. GAAP

Consolidation procedures
(See Note 1 and Note 28.2.a)
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
To determine whether certain entities should be included or not in the company’s Consolidated Financial Statements, U.S. GAAP defines in FIN 46-R “Variable Interest Entity” (VIE). A VIE is an entity which fulfills one of the following criteria:

(1) It has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties.
(2) The equity investor cannot make significant decisions about the entity’s operations, or although he could, he doesn’t absorb the expected losses or receives the expected returns of the entity.
(3) The equity investors have voting rights that are not proportionate to their economic interests and substantially all the activities of the entity involved are conducted on behalf of an investor with a disproportionately small voting interest.
Investments in subsidiaries whose business activity differ from those of the Parent Company are accounted for by the equity method.	A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both.

Spanish GAAP allows two different methods of consolidation: Global Integration method and Proportional Integration Method.	Subsidiaries whose business activities differ from those of the parent company are indeed consolidated.

The Global Integration method fully consolidates the financial statements of companies controlled by the parent company after eliminating all intercompany transactions and recognizing minority interest.	U.S. GAAP considers only one method of consolidation, which fully consolidates the financial statements of companies controlled by the parent company after eliminating all intercompany transactions and recognizing minority interest.

(continue on following page)	(continue on following page)

Back to Contents
SPANISH GAAP	U.S. GAAP

The Proportional consolidation method is used when a company is managed jointly by two or more different business groups (joint ventures). In this method of consolidation the financial statements of a subsidiary are added to those of the rest of the Group in proportion to the participation on its capital.	The Proportional consolidation method is not allowed under U.S. GAAP

The Equity valuation method is used to account for certain equity investments when the investor has significant influence over the investee (generally an investment of between 20% —3% if listed— and 50% in the outstanding voting rights) but does not control the investee. Under the equity method, an investor adjusts the carrying amount of an investment for its share of the earnings or losses of the investee subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an investee reduce the carrying amount of the investment.	The Equity valuation method is used to account for certain equity investments when the investor has significant influence over the investee (generally an investment of between 20% and 50% in the outstanding voting rights) but does not control the investee. Under the equity method, an investor adjusts the carrying amount of an investment for its share of the earnings or losses of the investee subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an investee reduce the carrying amount of the investment.

Foreign currency translation
(See Note 2.b and Note 28.2.b)
A functional currency approach is used in identifying the consolidated impact of foreign currency transactions. The functional currency is generally the reporting currency of the operating unit. Transactions of individual reporting units in currencies other than the identified functional currency are first translated into the functional currency with resulting net gains or losses reported as a component of current period earnings.	A functional currency approach is used in identifying the consolidated impact of foreign currency transactions. The functional currency is generally the reporting currency of the operating unit. Transactions of individual reporting units in currencies other than the identified functional currency are first translated into the functional currency with resulting net gains or losses reported as a component of current period earnings.

For purpose of translating assets and liabilities, the exchange rate at the balance sheet date is used. Revenues, expenses, gains, and losses are translated using a monthly average exchange rate for the period. Gains and losses offset by qualifying hedge transactions are reported consistently with the underlying currency transaction.	For purpose of translating assets and liabilities, the exchange rate at the balance sheet date is used. Revenues, expenses, gains, and losses are translated using a weighted average exchange rate for the period. Gains and losses offset by qualifying hedge transactions are reported at market value.

For purpose of consolidation, net translation gains and losses resulting from translation of the financial statements of operating units with functional currencies different from that of the parent, are recorded as a component of reserves.	For purpose of consolidation net translation gains and losses resulting from translation of the financial statements of operating units with functional currencies different from that of the parent, are recorded as a component of accumulated other comprehensive income.

The financial statements of operating units in a highly inflationary economy are remeasured as if the functional currency of the operating unit were the same as that of the parent reporting currency. For the purposes of this requirement, a highly inflationary economy is one that has cumulative inflation of approximately 100 percent or more over a 3-year period.

Adjustments to income statement allowed under local accounting regulations in high-inflation countries are accepted under Spanish GAAP and registered as extraordinary results.	In filings to Securities and Exchange Commission, an accommodation to foreign registrants permits the inclusion of comprehensive price-level adjusted financial statements where local (Spanish) GAAP allows it.

Investments in affiliated companies
(See Note 1, Note 2.e and Note 28.2.d)
Investments in listed affiliated companies owned over 3% and in unlisted affiliated companies owned over 20% are generally accounted for by the equity method.	Investments in affiliated companies over 20% but less than 50% are accounted for by the equity method.

Back to Contents
SPANISH GAAP		U.S. GAAP

Stock options plans
(See Note 28.2.b and Note 28.5.l)
Compensation cost in stock option plans should be recognized as an expense in the periods in which an employee performs the services considered under the plan.		Compensation cost in stock option plans should be recognized as an expense in the periods in which an employee performs the services considered under the plan.

There are no standard valuation and accruing criteria defined. It depends on the strategy an entity elects to provide the stock considered under the plan: issuance of new stock, purchase of it, purchase of equity swaps, etc.	There are two alternatives to evaluate this expense:
	1.	Under the fair value based method (SFAS 123), compensation cost is measured at the grant date based on the value of the award. The fair value of a stock option granted by a public entity shall be estimated using an option-pricing model that takes into account, as of the grant date, the exercise price and expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the expected term of the option
	2.	Under the intrinsic value based method (APB 25), compensation cost is the excess, if any, of the quoted market price of the stock at measurement date over the amount an employee must pay to acquire the stock. The measurement date is the first date on which are known both:
		a.	The number of shares that an individual employee is entitled to receive and
		b.	The option or purchase price, if any.
Premises and equipment
(See Note 2.h and Note 28.2.h)
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

Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.
Income taxes
(See Note 2.n and Note 28.2.o)
The tax expense for corporate income tax is calculated on thebasis of book income before taxes, increased or decreased by permanent differences.	Income tax expense is comprised of two components: current tax payable or refundable, and deferred tax expenses or benefits.

Deferred tax assets and liabilities are recorded in respect of timing differences that are expected to result in a taxation asset or liability in the foreseeable future.	Income taxes currently payable for a particular year usually include the tax consequences of most events that are recognized in the financial statements for that year. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenues, expenses, gains, and losses, differences arise between:
	a.	The amount of taxable income and pretax financial income for a year
	b.	The tax bases of assets or liabilities and their reported amounts in financial statements.

With limited exceptions, deferred tax assets and liabilities must be recognized regardless of when the timing difference is likely to reverse. A valuation allowance is recorded against deferred tax assets when it is more likely than not that the future tax benefit will not be realized.

Back to Contents

SPANISH GAAP	U.S. GAAP

Business combinations and goodwill
(See Note 2.g and Note 28.2.g)
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
(See Note 2.i and Note Note 28.2.i)
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
(See Note 2.f and Note 28.2.f)
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
(See Note 28.2.k)
Only with the approval of the Bank of Spain can General Allowances for Non-specific Risks be provisioned and released.	General risk allowances for unspecified contingencies are not permitted.

Pension plan and early retirements
(See Note 2.j, Note 28.2.l and Note 28.2.j and 28.5.g)
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
(See Note 2.d, Note 2.e and Note 28.2.e and 28.5.c)
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
Available-for-sale securities are measured at fair value and unrealized gains and losses are reported as a net amount within Accumulated Other Comprehensive Income (Note 28.2.p).
Available-for-sale investment securities are measured either at lower of:
• Cost adjusted for any premium or discount generated when the security was purchased (adjusted acquisition price) or
• Market price.	A loss in value of an investment which is other than a temporary decline should be recognized. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earning capacity which would justify the carrying amount of the investment. A current fair value of an investment that is less than its carrying amount may indicate a loss in value of the investment. However, a decline in the quoted market price below the carrying amount or the existence of operating losses is not necessarily indicative of a loss in value that is other than temporary. All are factors to be evaluated.

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
(See Note 2.c and Note 28.2.c and 28.5.d)
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

• Any principal is past due more than 6 months for personal loans or 1 year for other loans.

• The loan is deemed uncollectible.

Partial write-offs are not permitted. Credit losses are charged to earnings through provisions to credit allowances.

Banks are required to record a specific allowance for credit losses, which is not less than the prescribed reserve ratios applied against defined stratification of the loan portfolio. Based on judgmental assessments of credit issues banks may record successive increases to this minimum allowance. Pursuant to Bank of Spain regulations, an allowance must be recorded based on the time elapsed since a loan is past due and for those loans for which collection is considered to be doubtful.	The allowance for credit losses represents a reserve that is adequate to cover reasonably estimated probable loan losses incurred as of a reporting date but which is not excessive.

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
• The present value of the expected future cash flows, discounted at the loan’s effective interest rate considering accrued commissions,

• The loan’s observable market price, or
• The fair value of the collateral if the loan is collateral dependent.
Finally, the Bank of Spain requires an allowance for the statistical coverage of credit losses. The amount of this allowance depends on calculations made using different coefficients for each category of the loan portfolio and on the net charges to income statement related to other credit losses.
The allowance for credit losses of loans collectively reviewed for impairment is based on representative historical losses updated to reflect current trends and conditions.

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

Derivative instruments and hedging activities (See Note 2.l , Note 28.2.m and Note 28.5.h)

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

Transactions aimed at eliminating or significantly reducing market risks and which are performed to reduce the risk to which the Group is exposed in its management of correlated assets, liabilities and futures transactions, are designated as hedging transactions. The gains or losses arising from hedging transactions are accrued symmetrically to the revenues or expenses arising from the hedged items, with a balancing entry under “Other Assets” or “Other Liabilities” in the consolidated balance sheets.	For a derivative to be designed as a hedging instrument some explicit conditions must be met, among others the hedge should be documented, identifying the risk to hedge and how effectiveness is being assessed. Also there are some specific elements that could not be eligible to be part of an accounting hedging relationship.
For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change.

A hedging derivative may be specifically designated as:
Non-hedging transactions arranged on organized markets are 1. valued at market price, and market price fluctuations are recorded in full in the consolidated statements of income.	1.	A hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment. Its gains or losses are recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged.
The gains or losses arising from trading transactions arranged outside organized markets are not recognized in income until they are effectively settled. However, provisions are recorded with a charge to income for unrealized net losses. These provisions are calculated independently for each risk (interest rate, equity price and currency), by grouping them by currency, then netting unrealized profits and losses for each group, and then adding only the net losses of each group.	2.	A hedge of the exposure to variable cash flows of a forecasted transaction. In this case the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.
	3.	A hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The gain or loss of these derivatives is reported in other comprehensive income (outside earnings) as part of the cumulative translation adjustment and are recognized in earnings if and when the cumulative translation adjustment, or part thereof, is recognized in earnings.

For balance sheet financial instruments that include stipulations that could change the value or cash flows in a similar way as a derivative, an “implicit derivative” is recorded in off-balance sheet accounts.	Embedded derivative instruments—implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument—need to be bifurcated from the host contract and accounted for as a derivative instrument.

Back to Contents

SPANISH GAAP		U.S. GAAP

Guarantees, Contingent liabilities and Commitments. See Notes 23 and 28.5.m

All of the following are recorded under memorandum accounts for the maximum amount committed by the Group.		In accordance with FIN 45, at the inception of a guarantee, the guarantor shall recognize in its statement of financial position a liability for the fair value of the guarantee.

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
When a guarantee is issued as part of a transaction with multiple elements with an unrelated party, the liability recognized at the inception of the guarantee should be an estimate of the guarantee’s fair value, amounting to the greater of:

		1.	The fair value amount, as:
		a.	The premium that would be required by the guarantor to issue the same guarantee in a stand alone arm’s-length transaction with an unrelated party, or
b.	In the absence of observable transactions for identical or similar guarantees, expected present value (the sum of the probability-weighted present values in a range of estimated cash flows, all discounted using the same interest rate convention, according to FASB Concepts Statement No.7), or

		c.	For contributions to unrelated parties at fair value consistent with par. 18 of SFAS 116 criteria.

		2.	The contingent liability amount required by paragraph 8 of SFAS 5.

1.	Contingent liabilities:

a.	Rediscounts, endorsements and acceptances
Consist of rediscounts of bill receivables, in which the Group supports certain risk, and the full amounts of the bills are recorded, except for rediscounts of Spanish Government securities.

When a guarantee is issued in a stand alone arm’s-length transaction with an unrelated party, the liability recognized at the inception of the guarantee should be the premium received or receivable by the guarantor.
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

2.	Guarantees and other sureties
a.	Guaranties promises Amounts irrevocably committed to be formalized and guaranteed in the future.	Out of scope of FIN 45, but subject to disclosure
b.	Commercial guarantees
Amounts committed to guaranteed parties in connection with the completion of commitments undertaken by the usual business of a client (for example, the guarantees of completion of government contracts, or performance guarantees).
Out of scope of FIN 45, but subject to disclosure
c.	Financial guarantees
Commitments by which the bank undertakes a contingent obligation to make future payments if specified triggering events or conditions occur. Fair value, taken as the premium received upon issuance of the guarantee, is recorded as a liability and accrued to income over the life of the guarantee. Additionally, this balance is subject to provision (see Note 28.5.m).
See general criteria above
d.	Doubtful guarantees
	Collects the amount of both commercial and financial guarantees, which the Group expects that will be exercised either due to occurrence of triggering events or other reasons. A provision is recorded accordingly.	See general criteria above

	(continue on following page)		(continue on following page)

Back to Contents

SPANISH GAAP		U.S. GAAP

e.	Credit default swaps
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

b.	Other contingent liabilities

c.	Doubtful contingent liabilities Analogous to item 2.d above.
4.	Commitments
a.	Sales with repurchase agreements The amount of the commitments to repurchase assets previously sold is recorded as a liability for the full amount the bank committed to purchase them.	Subject to disclosure requirements

Sale of financial instruments (see Note 28.5.n)

To be accounted for as a sale, any transfer of financial assets should meet the following conditions:		A transfer of financial assets (or all or a portion of a financial asset) in which the transferor surrenders control over those financial assets shall be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange.
•	It should be documented in a written contract.
•	The transfer should include all the remaining life of the financial instrument.
•	The transfer to the transferee should include all the rights, including management or legal defense.	The transferor has surrendered control over transferred assets if and only if all of the following conditions are met:
•	The transfer conditions should not limit the transferee right to manage, pledge or transfer the financial asset.	•	The transferred assets have been isolated from the transferor—put beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.
•	The transferor cannot issue guarantees or repurchase agreements to the transferee. The transferor should not keep any credit risk responsibility over the financial asset.	•	Each transferee has the right to pledge or exchange the assets (or beneficial interests) it received, and no conditions both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.
•	Later modifications of the conditions of the financial assets should not affect the transferor.
•	Before the debtor pays the transferor should not accept the commitment of paying in advance to the transferee. That means the transferee should not be financed by the seller.	•	The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.
•	The agreement in which the transferee puts the transferor in charge of the management and legal defense of transferred financial asset should be done under revocable contract.

	(continue on following page)		(continue on following page)

Back to Contents

SPANISH GAAP		U.S. GAAP

The transaction that satisfies the requirements described above should be considered as a sale if:		Upon completion of a transfer of assets that satisfies the conditions to be accounted for as a sale, the transferor shall:
•	All assets transferred should be derecognized	• Derecognize all assets sold.
•	All assets obtained and liabilities incurred should be recognized at fair value.	• Recognize all assets obtained and liabilities incurred in consideration as proceeds of the sale, including cash, put or call options held or written (for example, guarantee or recourse obligations), forward commitments (for example, commitments to deliver additional receivables during the revolving periods of some securitizations), swaps (for example, provisions that convert interest rates from fixed to variable), and servicing liabilities, if applicable.
•	Any gain or loss should be recognized in earning.

Otherwise, such transaction would be considered secured borrowing and the gain or loss obtained would be deferred and amortized to income
• Initially measure at fair value assets obtained and liabilities incurred in a sale or, if it is not practicable to estimate the fair value of an asset or a liability, apply alternative measures.
• Recognize in earnings any gain or loss on the sale.

If a transfer of financial assets in exchange for cash or other consideration (other than beneficial interests in the transferred assets) above, the transferor and transferee shall account for the transfer as a secured borrowing with pledge of collateral.

Securitizations that meet the criteria described above should be accounted for as a sale and therefore:		Securitizations that meet the three criteria described above are accounted for as a sale.
•	All financial assets sold should be derecognized.
All financial assets obtained or retained and liabilities incurred by the transferor in a securitization that qualifies as a sale shall be recognized and measured as provided at fair value.
•	All financial assets obtained and liabilities incurred by the transferor should be recognized at fair value.

Spanish GAAP does not consider Qualifying Special Purpose Entities as contemplated by SFAS 140.		Qualifying Special Purpose Entities are not consolidated into the financial statements of the transferor or its affiliates.

Back to Contents

28.2	Net income and Stockholders’ Equity reconciliations between Spanish and U.S. GAAP-

Following is a summary of the adjustments to consolidated net income and to consolidated Stockholders’ Equity which would be required if U.S. GAAP had been applied to the accompanying consolidated financial statements. These adjustments are explained in following Notes a – o.

After the reconciliation, the Comprehensive Income reporting required by SFAS 130 is added. More information about it can be found in Note p.

Finally, in Note q information about U.S. GAAP recent pronouncements is included.

NET INCOME			Thousands of Euros

			Increase (decrease)

			2004	2003	2002

As reported in the annual report to stockholders			3,135,558	2,610,819	2,247,177

Adjustments to conform to U.S. GAAP:
•	Pension plan	(j)	—	(55,227)	(18,397)
•	Elimination of depreciation related to revaluation of premises and equipment	(h)	(151,993)	82,724	59,836
•	Differences in equity investments in affiliated companies	(d)	217,483	(299,360)	896
•	Amortization / Impairment of goodwill	(g)	618,897	(34,759)	526,715
•	Negative goodwill	(g)	(3,124)	(1,419)	15,459
•	Differences in allowances for credit losses	(c)	330,990	323,505	(126,908)
•	(Gains) and losses in parent company shares transactions	(i)	28,985	(29,866)	16,842
•	Early retirements	(l)	—	(327,342)	(839,761)
•	Valuation of investment securities	(e)	(607,524)	(33,871)	(38,166)
•	Deferred charges	(f)	39,971	30,889	41,751
•	Effect of Purchase (U.S. GAAP) vs. Pooling (Spanish GAAP) accounting in the BS-BCH merger	(g)	—	—	—
•	Valuation of derivative instruments	(m)	(486,022)	165,130	226,382
•	Sale of preemptive rights on Banesto shares	(n)	—	—	271,805
•	General Risk Allowance	(k)	—	(132,223)	—
•	Effect of following SFAS 109 in the accounting for income taxes for each year	(o)	4,760	4,760	4,760
•	Cumulative tax effect of adjustments	(o)	812,885	(39,428)	(101,432)

Total adjustments:			805,308	(346,487)	39,782

Net income in accordance with U.S. GAAP			3,940,866	2,264,332	2,286,959

The accompanying Notes are an integral part of the consolidated net income and stockholders’ equity reconciliation to U.S. GAAP as of December 31, 2004, 2003 and 2002.

Back to Contents

STOCKHOLDERS’ EQUITY			Thousands of Euros

			Increase (decrease)

			2004	2003

As reported in the annual report to stockholders			32,584,251	19,068,990

Adjustments to conform to U.S. GAAP:
•	Pension plan	(j)	—	—
•	Reversal of the net effect of the revaluation of premises and equipment	(h)	(297,687)	(142,680)
•	Differences in equity investments in affiliated companies	(d)	(290,962)	(494,600)
•	Amortization / impairment of goodwill	(g)	647,197	887,851
•	Negative goodwill	(g)	10,916	14,040
•	Differences in allowances for credit losses	(c)	1,127,589	796,599
•	Reduction for employee and other third parties loans granted to purchase parent company shares	(i)	(148,940)	(145,119)
•	Valuation of investment securities	(e)	3,253,963	3,682,335
•	Deferred charges	(f)	(30,723)	(70,241)
•	General Risk Allowance	(k)	—	—
•	Effect of Purchase (U.S. GAAP) vs. Pooling (Spanish GAAP) accounting in the BS-BCH merger	(g)	1,983,009	1,983,009
•	Valuation of derivative instruments	(m)	35,618	143,366
•	Effect of following SFAS 109 in the accounting for income taxes for each year	(o)	26,973	22,213
•	Cumulative tax effect of adjustments	(o)	(229,581)	(652,529)

Total adjustments:			6,087,372	6,024,244

Stockholders’ Equity in accordance with U.S. GAAP			38,671,623	25,093,234

The accompanying Notes are an integral part of the consolidated net income and stockholders’ equity reconciliation to U.S. GAAP as of December 31, 2004 and 2003.

Back to Contents

After reconciliation to U.S. GAAP, the consolidated statement of changes in stockholders’ equity would be as follows:

Thousand of Euros	2004	2003	2002

CAPITAL STOCK

Balance at beginning of the year	2,384,201	2,384,201	2,329,681
Capital increases:
For acquisition of shares of AKB (May 2002, Notes 3 and 20)	—	—	54,520
For acquisition of shares ABBEY National Plc
(Nov 2004, Notes 1 and 20)	742,947	—	—

Balance at year-end	3,127,148	2,384,201	2,384,201

RETAINED EARNINGS AND OTHER RESERVES

Balance at beginning of the year US GAAP	22,709,033	20,730,274	27,614,331
Net income for the year under U.S. GAAP	3,940,866	2,264,332	2,286,959
Dividends	(2,015,947)	(1,386,928)	(1,371,864)
Decrease/(increase) in Treasury stock	(94,025)	4,591	6,632
Paid-in surplus and early recording of voluntary reserves from capital increases	11,797,995	—	1,045,480
Changes in adjustments to reconcile to U.S. GAAP:

(Gains) and losses in parent company shares transactions	(28,985)	29,866	(16,842)
Deferred charges reconciliation adjustment	(453)	(2,220)	(5,001)
Deduction for employee and other third parties loans granted to purchase parent company shares	(3,821)	(24,466)	4,315
Amortization / impairment of goodwill	(859,551)	(5,332)	(2,741,988)
Differences in equity investments in affiliated companies	(13,845)	(62,235)	368,683
Reversal of the effect of the revaluation of premises and equipment	(3,014)	(7,186)	(20,436)
Valuation of investment securities	179,152	1,408,845	(4,151,627)
Valuation of derivative instruments	378,274	(53,213)	(266,189)
Cumulative tax effect of reconciliation adjustments	(389,937)	(113,082)	922,251
Exchange differences	(30,127)	(8,584)	(2,666,942)
Other variations, net	(21,140)	(65,629)	(277,488)

Balance at year-end	35,544,475	22,709,033	20,730,274

Stockholders’ Equity balance at year-end	38,671,623	25,093,234	23,114,475

The accompanying Notes are an integral part of the consolidated net income and stockholders’ equity reconciliation to U.S.
GAAP as of December 31, 2004, 2003 and 2002.

Back to Contents

Considering the adjustments included in the reconciliation, the Other Comprehensive Income information required in SFAS 130 is summarized in the table below:

		Thousands of Euros
CHANGES IN EQUITY FROM NON-OWNER SOURCES		Increase (decrease)

		2004	2003	2002

Accumulated Other Comprehensive Income, net of tax:

• Unrealized gains (losses) on securities		2,037,390	2,606,980	1,528,600
• Net gains (losses) on derivative instruments		339,066	(14,146)	(126,706)
• Foreign currency translation adjustment		(7,358,272)	(7,236,740)	(7,053,833)

Total Accumulated Other comprehensive income		(4,981,816)	(4,643,906)	(5,651,939)

COMPREHENSIVE INCOME

Net income in accordance with U.S. GAAP		3,940,866	2,264,332	2,286,959
Other comprehensive income, net of tax:
• Unrealized gains (losses) on securities		(569,590)	1,078,380	(3,273,253)
• Net gains (losses) on derivative instruments		353,212	112,560	(104,837)
• Foreign currency translation adjustment		(121,532)	(182,907)	(5,733,884)

Other comprehensive income	(p)	(337,910)	1,008,033	(9,111,974)

Comprehensive Income in accordance with U.S. GAAP		3,602,956	3,272,365	(6,825,015)

The accompanying Notes are an integral part of the consolidated net income and stockholders’ equity reconciliation to U.S.
GAAP as of December 31, 2004, 2003 and 2002.

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

Also, as stated in note 28.4, the adoption of FIN 46-R had no effect on stockholders’ equity or net income, but changed the consolidation perimeter under U.S. GAAP, requiring the consolidation of some entities that previously were not consolidated (such as some securitization vehicles) and excluding others that previously were consolidated.

Taking into consideration these two differences, the total consolidated assets and liabilities would be increased by, approximately, € 51,179, €12,085, and €11,948 million in 2004, 2003 and 2002, respectively (9%, 3% and 4% of total assets respectively). Identified differences between Spanish GAAP and U.S. GAAP in these non-consolidated entities are included in this reconciliation.

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

The accounting differences between Spanish and U.S. GAAP on the few stock option plans issued gives rise to no significant adjustment (see Note 28.5.L).

c) Allowances for credit losses

Under Spanish GAAP, credit losses are generally recognized through provisions to allowances for credit losses, well before the removal from the balance sheet. Under certain unusual circumstances (for example bankruptcy, insolvency, etc), the loss could be directly recognized through write-offs.

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

An additional allowance for credit losses attributed to the remaining portfolio is established via a process that considers the potential loss inherent in the portfolio. Also, an allowance is recorded for those exposures where the transfer risk adds some doubts as to the collection of debts (the Country-risk Allowance). Finally, an additional Statistical Allowance is also created to recognize future losses in the current loan portfolio (the Statistical Coverage of Credit losses).

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

Loan loss and commission recognition under Spanish GAAP differ from losses that would have been recognized under U.S. GAAP mainly in the valuation of transfer risk of intercompany transactions and for the compensatory effects of the Allowance for Statistical Coverage.

The reconciliation adjustment includes allowance for country-risk intra-group transactions, statistical coverage and commissions as follows:

Thousands of Euros	2004	2003	2002

Balance at the beginning of the year (1)	796,599	473,094	600,002
Balance at Year-end (2)	1,127,589	796,599	473,094
Net change in the year (3)=(2)-(1)	330,990	323,505	(126,908)
Net income adjustment	330,990	323,505	(126,908)
Stockholders' Equity adjustment	1,127,589	796,599	473,094

d)	Investments in affiliated companies

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

During 2003 and 2004 the Group reclassified some significant investments that were previously accounted for by the equity method to available for sale equity portfolio, as it was changing its investment policy to adapt to the European upcoming accounting change. This reclassification has no effect on U.S. GAAP reconciliation as these investments already were accounted for under U.S. GAAP under FAS 115 (see Notes 9 and 10).

The adjustment to net income eliminates profits and losses recorded following the equity method (gains from affiliated companies of €641,257, €323,859 and €1,378,285 thousand, and goodwill amortization of €38, €16,969 and €36,059 thousand) and includes the results that would have been recorded if considered available for sale portfolio (gains from investment securities of €858,698, €7,530 and €1,343,122 thousand in 2004, 2003 and 2002 respectively).

In stockholders’ equity the adjustment also includes the negative net effect on reserves (equity) of €508,445, €195,240 and €133,901 thousand in 2004, 2003 and 2002 respectively.

Adjustment amounts of 2004 were strongly influenced by the sale of 2.51% of the capital of our holding in Royal Bank of Scotland. This investment has been accounted for by the equity method under Spanish GAAP for many years while under U.S. GAAP it was accounted for following FAS 115. As a result, the profit on sale of this holding was adjusted by the different value, increasing the profit in €384,397 thousand.

e)	Investment securities, available for sale portfolio

After having adjusted the different criteria in equity holdings described in Note d) above, the valuation adjustment of the investment securities was made in two steps:

Back to Contents
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

The net income reconciliation item reverses the net provisions made to the security price fluctuation allowance in the year, and recognizes the loss on sale of securities that were charged against net income under Spanish GAAP in previous years (amounting €222,375, €35,847 and €146,461 thousand in 2004, 2003 and 2002 respectively). Valuation differences considered to be other than-temporary impairment losses are charged to net income. Net provisions of €385,149, €1,976 and €108,295 thousand were reported in 2004, 2003 and 2002.

The Stockholders’ Equity reconciliation item amounting to €3,253,963 and €3,682,335 thousand in 2004 and 2003, includes the reversion of the effect of the security price fluctuation allowance and the unrealized gains of debt and equity securities included in the available for sale portfolio and in the equity securities mentioned in the previous Note d), the related deferred tax liability is recorded under the “Other liabilities” caption (See Note p other comprehensive income) for information about realized and unrealized gains on securities.

Although the Bank has not changed the criteria in its primary financial statements, in the first adoption of IFRS that the Bank is performing in 2005, management has decided to reclassify its Held to Maturity debt securities to the Available for Sale portfolio. In this reconciliation to US GAAP this accounting change has been included in 2004 statements. The book value reclassified was €10,053,016 thousand. The effect of this change has increased the stockholders’ equity in €641,007 thousand (€416,655 net of taxes, included in Accumulated Other Comprehensive Income) as the book value was adjusted to the fair value according to FAS 115.

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

g)	Goodwill, Intangibles and business combinations

As described in Note 2.g, under Spanish GAAP the Group generally amortizes goodwill arising on investments over a maximum period of twenty years. A description of the principal equity investments acquired and sold in 2004, 2003 and 2002 is disclosed in Note 3.

As the Spanish GAAP statements continue to include an amortization expense the reconciliation adjustment will always have the positive effect of eliminating this expense. An additional effect (positive or negative) could arise from the fact that two different impairment tests are conducted (under Spanish and under U.S. GAAP) over different goodwill balances.

In connection with business combinations accounted for as purchases after June 30, 2003, the Bank has isolated and recognized intangible assets apart from goodwill, but these intangible assets were insignificant.

The 2004 and 2003 negative goodwill net income reconciliation item comes from the application of SFAS 141 which states that negative goodwill should be recognized as income in the year it is adopted (2002).

The net income 2004 reconciling adjustments of €618,897 thousands is detailed in the following table:

	Effect on Net Income
Description			Comments
	Amortization	Others

Amortization of goodwill under Spanish GAAP (1)	618,935	—	To eliminate this expense in U.S. GAAP net income.

Amount previously adjusted in D) “Investment in affiliated companies”	(38)	—	To avoid eliminating it twice.

Other adjustment of U.S. GAAP goodwill (1)	—	—	No impairment charge was registered under U.S. GAAP this year.

Total	618,897	—

(1)	Spanish GAAP goodwill amortization includes additional charges due to Spanish GAAP impairment of goodwill from Venezuela and Colombia. Under U.S. GAAP losses from these impaired goodwills were recognized in previous years. U.S. GAAP impairment process is different from Spanish GAAP.

Back to Contents
The net income 2003 reconciling adjustment of €34,759 thousands is detailed in the following table:

	Effect on Net Income
Description			Comments
	Amortization	Others

Amortization of goodwill under Spanish GAAP (1)	2,241,688		To eliminate this expense in U.S. GAAP net income.

Amount previously adjusted in D) “Investment in affiliated companies”	(16,969)		To avoid eliminating it twice.

Other adjustment of U.S. GAAP goodwill (1)		(2,259,478)	Mainly related with impairment of Brazil (€2,179,758)

Total	2,224,719	(2,259,478)	Net Effect: (34,759)

(1)	Spanish GAAP goodwill amortization included additional charges due to impairment of goodwill from Banespa. U.S. GAAP impairment process is different and the charge to net income should be recorded only when the 2 step of FAS 142 impairment process requires it.

The components of intangible assets other than goodwill under Spanish GAAP were as follows:

	Net Carrying	Additions and	Amortization	Net Carrying
	amount	other changes,	to net income	amount
Intangible Asset	2003	net, 2004 (3)	2004	2004

Start-up expenses (1)	901	(10,558)	(9,833)	176
Capital increase expenses (1)	70,301	38	39,366	30,973
Preference share issuance expenses(2)	2,504	14,612	2,028	15,088
Computer software	349,630	221,337	190,029	380,938
Refurbishment in leased offices(2)	—	—	—	—
Others	50,960	4,219	19,585	35,594

Total amortizing	474,296	229,648	241,175	462,769

Indefinite-lived	—	—	—	—

Total	474,296	229,648	241,175	462,769

(1)	These items are eliminated in the U.S. GAAP reconciliation, see previous Note f)
(2)	See Note 28.3 “Significant presentation differences between Spanish and U.S. GAAP.
(3)	Includes additions, reductions due to sale of entities, exchange differences, etc.

Additionally, the following Intangible Assets (most of them arising from the Abbey’s goodwill analysis, see note 28.5.o) have been considered in reconciliation to U.S. GAAP:

Thousand of
Euros

Present Value of future Profits	642,308
Trademarks & tradenames	566,000
Core deposits	1,451,000
Credit card relationship	33,000
Distribution chanels	25,692

Intangible assets in addition to Spanish GAAP:	2,718,000

For reconciliation to U.S. GAAP purposes, additions of goodwill from small business combinations are calculated using Spanish GAAP criteria to avoid expensive and laborious double bookkeeping. The effect on net income and on Stockholders’ equity is not significant since the other reconciliation adjustments correct the impact. For large business combinations a specific analysis is performed.

In the purchase of Abbey the Goodwill has been calculated following FAS 141. We have requested studies from independent experts to make some valuations. The calculations are not yet concluded and the goodwill and intangible assets identified may change its value.

As described in Note 1, Banco Santander purchased Abbey through a tender offer. The acquisition was accomplished through the exchange of shares. Goodwill arising from this acquisition under Spanish GAAP (Note 12) includes the adjustments and valuations required for it to be presented in conformity with the accounting principles and valuation methods described in Note 2. US GAAP have different valuation methods, and as a result the goodwill calculated for reconciliation to US GAAP is different. Main differences come from:
•	Different criteria to establish acquisition price in business combinations made through exchange of shares. Spanish GAAP uses the value of shares on the day before the Shareholders meeting that approve the capital increase (October) while U.S. GAAP uses the value of the shares on the days before and after the announcement of the offer (July).

Back to Contents

• Differences in the allocation process.

The acquisition of 100% of Abbey has generated goodwill under Spanish GAAP of €10,263,893 thousand. The goodwill initially calculated under U.S. GAAP was €1,437,078 thousand lower than the Spanish GAAP calculation. After this initial calculation, some intangibles assets were valued and identified reducing the Goodwill in €1,332,500 thousand. These include trademarks & trademanes, core deposits and present value of future profits on insurance business among others. The U.S. GAAP goodwill after the allocation process is €7,494,315 thousand. For further details required by FAS 141 see note 28.5.o.

Changes in Goodwill during 2004 were as follows:

		Spanish GAAP	Spanish GAAP	U.S. GAAP
Changes in Goodwill	Spanish GAAP	Equity method	Goodwill in	Goodwill in
Thousands of Euros	Total goodwill	goodwill	consolidation	consolidation

Acquisitions (1)	10,611,619	26,555	10,585,064	9,147,986
Sales & reclassifications (2)	(413,707)	(413,317)	(390)	(1,332,890)
Exchange differences	—	—	—	(91,405)
Amortization to net income (3) (4)	(465,181)	(67,792)	(397,389)	—
Impairment & other charges (4)	(153,754)	—	(153,754)	—

Goodwill is presented separately for equity investments under Spanish GAAP, while it is presented as higher cost under U.S. GAAP

(1) The main difference in acquisitions between Spanish and U.S. GAAP arises from the different criteria in accounting of Abbey purchase (made through exchange of shares).
(2) Under Spanish GAAP goodwill of investments previously accounted for by the equity method, amounting to €204,698, were reclassified as these holdings were accounted for as part of the available for sale portfolio. Under U.S. GAAP €1,332,500 thousand were allocated as intangible assets as part of the process to fix goodwill.
(3) Of this amount €38 thousand are adjusted in the “Investments in affiliated companies” item of the reconciliation, see previous Note d).
(4) In this table, normal amortization expense under Spanish GAAP is presented separately from Spanish GAAP accelerated amortization of goodwill (see Note 12).

The main differences in goodwill between Spanish GAAP and U.S. GAAP in our Group are:
•	The different criteria in equity accounting of investments in affiliated companies (for example investments in Unión Fenosa). These differences between Spanish and U.S. GAAP on this goodwill are adjusted in the “Differences in equity investments in affiliated companies” adjustment (see Note d above).
•	The charge-off of goodwill against reserves under special circumstances (for example the goodwill from the acquisition of Banesto, this fact is important to understand the adjustment on the sale of preemptive rights on Banesto shares, explained in Note n).
•	The Goodwill amortized early in 1997 under Spanish GAAP (mostly from Latin-American purchases).
•	The different criteria in Business Combinations accounting (for example the merger in 1999 of Banco Santander and Banco Central Hispano was accounted for as a purchase under U.S. GAAP, while under Spanish GAAP the accounting was similar but not equal to the pooling of interest method).
•	The different criteria to value acquisition price in business combinations that includes exchange of shares (for example Abbey acquisition).
•	The differences arising from the amortization/impairment test under Spanish GAAP and the U.S. GAAP impairment test.

For reconciliation to U.S. GAAP purposes, the Group conducted a goodwill impairment test according to SFAS 142. The procedure followed to calculate it is:
•	First, reporting units are determined.
•	Second, goodwill is allocated to the reporting units. This criteria is different from the allocation criteria followed in the business segment information presented in Note 28.5.j, where all the goodwill is allocated to the non-operating segment (Financial Management and Equity Stakes). Impairment test is not possible without this goodwill allocation.
•	Third, the Group follows the two step process stated in SFAS 142 to identify and measure any impairment loss.

To determine fair values we used quoted market prices where possible. Other valuation techniques used were external appraisal and present value of future cash flows. To value our Mexican reporting unit we use the value of the agreement reached with Bank of America Corporation (see Note 3).

As a result of the impairment test and other adjustments in 2003, losses of €2,259,478 thousand euros were recognized under U.S. GAAP. Significant amounts come from:

Back to Contents
• Brazil: impairment losses of €2,179,758 thousand were recognized. The method used to determine its fair value was an independent appraisal.
• Other reporting units: €79,720 thousand losses. These losses come from different adjustments made to net income, such as: those related to the sale of 24.9% of Serfin to Bank of America, and different impairment charges from goodwill of our Uruguayan investments.

2003 Brazil impairment:

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

In 2004, the result of the impairment test has not caused any charge in the net income.

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

The adjustment to net income reflects the reversal of the additional depreciation on the revalued premises and equipment, corrections to profits on sale and, if necessary, corrections to the value of the premises. The related deferred tax asset is being recorded in income in the years in which the relevant deductions are allowed for income tax purposes. The adjustment to Stockholders’ Equity also reflects the reversal of all unamortized revaluation surpluses.

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

Year 2003 charge finalizes the amortization as affected employees were retired early (see Note 28.2.l). Prior year’s adjustment to net income relate primarily to the amortization of such gains and losses and the recognition of prepaid income taxes derived from pension plan liabilities.

The Group (which opted to maintain the majority of its pension allowances in-house, in accordance with the applicable regulations) has no significant post-retirement benefit obligations to its employees other than the pension commitments. See Notes 2.j and 28.5.g.

Back to Contents

k) General risk allowance

In past years, the Group recorded allowances amounting to €132,223 thousand to cover non-specific banking risks. Under U.S. GAAP, such allowances are not permitted. Therefore, the allowance was reversed with an adjustment to Stockholders’ Equity.

In 2003, after Bank of Spain authorization, the allowance was released to net income and net income reconciliation adjustment reversed the release of the allowance. In 2004 there are no such allowances.

l) Early retirements

In 2004, 2003 and 2002, the Bank, Banesto and Santander Consumer Finance, S.A. (formerly HBF Banco Financiero, S.A.) offered certain employees the possibility of taking early retirement before the age stipulated in the current collective labor agreement.

In 2003 and 2002 the specific allowance for these special termination benefits was created with charge to reserves, in accordance with Rule 13.13 of Bank of Spain’s Circular 4/1991 and with the authorization from the Bank of Spain. The specific allowance needed was usually registered in December, after being approved by the Bank of Spain, with charge to reserves and deferred tax assets.

Under U.S. GAAP, these costs incurred for early retirements should have been recognized in net income. Also U.S. GAAP requires that this liability and this loss should have been recognized when the employee accepted the offer and it could be reasonably estimated. Therefore in 2003 and 2002, the Group made the corresponding adjustment in net income reconciliation. In 2004, the Group recognized this expense in net income on its primary financial statements, hence there is no need to make any adjustment.

m) Valuation of derivative instruments

The Group uses derivative financial instruments for trading purposes and to hedge asset and liability exposures. Derivatives accounted for as hedging operations include instruments that meet specific criteria required by Bank of Spain regulations. Derivatives accounted for as trading operations include instruments held for trading purposes and those that do not meet Bank of Spain hedging requirements. A full description of the principles applied by the Group in accounting for derivative financial instruments is disclosed in the Note 2.l. to the financial statements. Spanish GAAP and U.S. GAAP differ in the accounting treatment of these transactions. See Note 28.1 for a summary of the accounting criteria.

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

Accordingly, the Group’s policies require performing an effectiveness test for each hedge position at inception and on a monthly basis. Only if the hedge effectiveness percentage is between 80% - 120% the hedge is considered effective. If the calculated percentage is outside this range the hedge is not considered to be effective and hedge accounting is discontinued (the hedging instrument is accounted for as a speculative derivative).

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

To calculate the net income reconciliation item to U.S. GAAP (of €-486,022, €165,130 and €226,832 thousands for the periods ended December 31, 2004, 2003 and 2002, respectively), the following adjustments were made:

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

For more information about derivatives, see Notes 23 and 28.5.H.

Back to Contents

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

As a result of application of SFAS No. 109, the Group has recorded deferred tax assets of €532,312, €24,583 and €34,619 thousand in 2004, 2003 and 2002, and deferred tax liabilities of €1,836,231, €677,112 and €488,360 thousand in 2004, 2003 and 2002 arising from various adjustments in Spanish to U.S. GAAP reconciliation. Additionally, as under Spanish GAAP, a valuation allowance is provided when it is more likely than not, based on future profit forecasts, that some portion of the deferred tax assets will not be realized. A reconciliation of the Group’s effective income tax expense to the Spanish statutory income tax expense has been disclosed in Note 22.

Following is a summary of the deferred tax assets and liabilities that should be recorded under SFAS No. 109, in addition to timing differences recorded under Spanish GAAP:

	Thousands of Euros

	2004		2003

	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities

Tax effect of Spanish to U.S. GAAP reconciliation adjustments:
Legal restatements	44,982	11,168	—	28,953
Effect of net unrealized gains on investment securities	—	652,618	—	597,980
Effect of net unrealized gains on derivative instruments	—	12,466	—	50,179
Other items	401,689	—	24,583

Total	446,671	676,252	24,583	677,112

Additionally, €85,641 and €1,159,979 thousand have been recorded as deferred tax assets and deferred tax liabilities arising from Abbey’s acquisition with no impact on reconciliation adjustments (see Note 28.5.O).

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

Back to Contents

The accumulated balances of other comprehensive income for the years ended December 31, 2004, 2003 and 2002 were as follows:

Thousands of Euros		Net Gains	Unrealized
	Foreign	(losses) on	Gains	Other
	Currency	Derivative	(losses) on	Comprehensive
	Items	Instruments	Securities	Income (loss)

Balance as of December 31, 2001	(1,319,949)	(21,869)	4,801,853	3,460,035
Changes in 2002	(5,733,884)	(104,837)	(3,273,253)	(9,111,974)

Balance as of December 31, 2002	(7,053,833)	(126,706)	1,528,600	(5,651,939)
Changes in 2003	(182,907)	112,560	1,078,380	1,008,033

Balance as of December 31, 2003	(7,236,740)	(14,146)	2,606,980	(4,643,906)
Changes in 2004	(121,532)	353,212	(569,590)	(337,910)

Balance as of December 31, 2004	(7,358,272)	339,066	2,037,390	(4,981,816)

The main reason for the reduction in year 2002 was the devaluation of Brazilian real and the reduction in unrealized gains on securities due to the market downturn and divestments.

Taxes allocated to each component of other comprehensive income in 2004, 2003 and 2002 were as follows:

	Thousands of Euros

	2004			2003			2002

		Tax			Tax			Tax
	Before Tax	expense or	Net of tax	Before Tax	expense	Net of tax	Before Tax	expense	Net of tax
	amount	benefit	amount	amount	or benefit	amount	amount	or benefit	amount

Foreign currency translation
adjustments	(121,532)	—	(121,532)	(182,907)	—	(182,907)	(5,733,884)	—	(5,733,884)

Net Gains on Derivatives	543,403	(190,191)	353,212	173,169	(60,609)	112,560	(161,288)	56,451	(104,837)

Unrealized gains on securities:
Total holding gains arising during the
period	1,175,894	(684,630)	491,264	1,799,054	(289,998)	1,509,056	(2,637,391)	288,877	(2,348,514)
Less: reclassification adjustment for
gains included in net income	(1,632,083)	571,229	(1,060,854)	(662,578)	231,902	(430,676)	(1,422,676)	497,937	(924,739)

Net unrealized gains	(456,189)	(113,401)	(569,590)	1,136,476	(58,096)	1,078,380	(4,060,067)	786,814	(3,273,253)

Other Comprehensive Income (loss)	(34,318)	(303,592)	(337,910)	1,126,738	(118,705)	1,008,033	(9,955,239)	843,265	(9,111,974)

Foreign currency translation adjustment includes in 2002 the effect of the devaluation of the Brazilian real. Since 2002 the Group reduced significantly its exposure to currency changes through the payment of dividends from operating entities and the hedging with derivatives products.

Unrealized gains on securities:

In 2004 the Group sold 2.51% of Royal Bank of Scotland and 4% of Shinsei Bank. Also the Bank has reclassified, under U.S. GAAP, its holding in Auna Operadores de Telecomunicaciones S.A. as we have given a mandate to an investment bank to open a competitive process to sale it.

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

q) Recent Pronouncements

1.	In April, 2004, SEC (the Securities and Exchange Commission) issued final rule 33-8567 related to First-Time Application of International Financial Reporting Standards (“IFRS”). The Commission is adopting amendments to Form 20-F to provide a onetime accommodation relating to financial statements prepared under International Financial Reporting Standards (“IFRS”) for foreign private issuers registered with the SEC. This accommodation applies to foreign private issuers that adopt IFRS prior to or for the first financial year starting on or after January 1, 2007. The accommodation permits eligible foreign private issuers for their first year of reporting under IFRS to file two years rather than three years of statements of income, changes in shareholders' equity and cash flows prepared in accordance with IFRS, with appropriate related disclosure. The accommodation retains current requirements regarding the reconciliation of financial statement items to generally accepted accounting principles as used in the United States (“U.S. GAAP”). In addition, the Commission is amending Form 20-F to require certain disclosures of all foreign private issuers that change their basis of accounting to IFRS. In 2005 the Santander Group will present its financial information in accordance to IFRS and will be subject to the requirements of this proposed rule.

Back to Contents

2.	In March 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 105, “Application of Accounting Principles to Loan Commitments”. SAB 105 requires that the fair value measurement of loan commitments, which are derivatives, exclude any expected future cash flows related to the customer relationship or servicing rights. The guidance in SAB 105 must be applied to loan commitments entered into after March 31, 2004. The adoption of SAB 105 did not have a material impact on Santander’s financial statements.

3.	In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123-R), which replaces the existing SFAS 123 and supersedes APB 25 "Accounting for Stock Issued to Employees". This statement eliminates the option to apply the intrinsic value measurement provisions of APB No. 25, to stock compensation awards issued to employees. SFAS 123-R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award the requisite service period (usually the vesting period). SFAS 123-R is effective for interim and annual reporting periods beginning after June 15, 2005, however early adoption is permitted. SFAS 123-R establishes 2 methods for the accounting change: the Modified Prospective Application and the Modified Retrospective Application. The Company will adopt SFAS 123-R on January 1, 2005 by using the modified prospective approach, which requires recognizing expense for options granted prior to the adoption date equal to the fair value at the grant date of the unvested amounts over their remaining vesting period. See Note 28.5.L.

4.	In December 2004, the FASB issued SFAS No.153, "Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29", which amends Accounting Principles Board Opinion No. 29 "Accounting for Non-monetary Transactions". This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a non-commercial consideration. APB No. 29 stated that the exchange transaction of a productive asset for a similar one should be recorded at the book value of the exchanged asset. This statement will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 153 will have a material impact on its consolidated financial statements.

5.	In March 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, "Share-Based Payment" express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), "Share-Based Payment "(Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123 R and certain SEC rules and regulations, as well as provides the Staff's views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have a material impact on its consolidated financial statements.

6.	In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" which replaces Accounting Principles Board Opinions No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements–An Amendment of APB Opinion No. 28". This statement provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Bank will apply these requirements to any accounting changes after the implementation date.

28.3.	Significant presentation differences between Spanish and U.S. GAAP

In addition to the differences in valuation and income recognition principles disclosed in Note 28.1, other differences relating to the financial statements presentation exist between Spanish and U.S. GAAP presentation following the formatting guidelines in Regulation S-X of the Securities and Exchange Commission of the United States. Although these differences do not cause differences between Spanish and U.S. GAAP reported net income and/or Stockholders’ Equity, it may be useful to understand them to better interpret the Group’s financial statements presented in accordance with U.S. GAAP. Following is a summary of the significant classification differences that pertain to the basic financial statements.

BALANCE SHEET-

	a.	Under Spanish GAAP, the investment in medium- and long-term Bank of Spain certificates (see Note 5) was presented under the caption “Government Debt Securities” in the balance sheet.

Under U.S. GAAP, these certificates are presented under the caption “Interest-earning deposits in other banks”.

	b.	The captions “Due from credit institutions” and “Loans and credits” (see Notes 6 and 7) include securities purchased under agreements to resell to financial institutions and other customers, respectively.

Under U.S. GAAP, securities purchased under agreements to resell are presented as a separate item.

Back to Contents

c.	Investments in debt securities issued by the Spanish Government, other public and private issuers and investments in equity securities (other than investments in affiliated companies) are presented as separate items in the balance sheet.

Under U.S. GAAP, investments in debt and equity securities (other than investments in affiliated companies) are presented under the caption “Investment securities”. Its value includes the related accrual accounts that under Spanish GAAP are presented in the “Accrual accounts” caption.

d.	Under Spanish GAAP some securities issued and purchased by the Group under regulated specific circumstances are classified as fixed-income securities, while under U.S. GAAP these securities are reported as a reduction of “Long-Term Debt” caption.

e.	Investments in affiliated companies are presented under “Investments in non-Group companies” and “Investments in Group companies” (see Notes 10 and 11).

Under U.S. GAAP, such investments are presented under “Investments in affiliated companies”, and it includes the goodwill arisen in the investment.

f.	Assets acquired through foreclosure and awaiting disposition, net of the related allowances, are included under “Property and Equipment” in the balance sheet (see Note 13).

Under U.S. GAAP, such assets are presented under “Other assets”.

g.	Refurbishment cost in leased offices needed to start operations is included as “Intangible assets” in Spanish GAAP balance sheet.

Under U.S. GAAP it is considered Leasehold improvements and classified in “Premises and Equipment”.

h.	Preference share issuance expenses are included in “Intangible assets” in Spanish GAAP balance sheet, while in the U.S. GAAP balance sheet they are recorded as a reduction in the amount issued in “Minority interest” or reported as debt issue costs in other assets if the preference shares are recorded as long-term debt.

i.	Treasury stock and prior years’ losses in consolidated companies are presented as separate asset items in the balance sheet. The interim dividends are presented under the "Other Assets" caption.

Under U.S. GAAP, such items are reported as reductions of “Stockholders’ Equity”.

j.	The “Total other assets” caption on the asset side of the U.S. GAAP balance sheet includes the followings Spanish GAAP captions: “Intangible assets”, “Goodwill in consolidation” (excluding goodwill from equity method accounted investments), “Other assets” and “Accrual accounts”.

k.	Deposits from credit institutions (see Note 14) and from customers (see Note 15), both including securities sold under agreements to repurchase and other short-term borrowings, are presented as separate items in the balance sheet.

Under U.S. GAAP, such funds are presented under “Deposits” classified by nature, except securities sold under agreements to repurchase and other short-term borrowings, which are presented under the caption “Short term debt”.

l.	The captions “Marketable debt securities” and “Subordinated debt” disclosed in the balance sheet under Spanish GAAP (Notes 16 and 18 respectively) are presented under the caption “Long term debt” under U.S. GAAP, except the item “Promissory Notes” which is included under the “Short term debt” caption.

m.	The following captions in the liability side in the Spanish GAAP balance sheet are presented under the caption “Total other liabilities” in the U.S. GAAP balance sheet: “Other liabilities”, “Accrual accounts”, “Provision for contingencies and expenses” and “General risk allowance”. Net income attributed to minority interest is included in the caption “Minority interest” under U.S. GAAP.

n.	The following captions in the Spanish GAAP balance sheet are presented under the item “Retained earnings and other reserves” in the U.S. GAAP balance sheet: “Consolidated net income for the year”, “Additional paid-in capital”, “Reserves”, “Revaluation reserves” and “Reserves at consolidated companies”.

o.	The caption “Pension allowance” in the U.S. GAAP balance sheet is reported net of the amounts of pension commitments covered by contracts taken out with insurance companies; these amounts are presented in the Spanish GAAP balance sheet under the caption “Other Assets”.

Back to Contents

STATEMENT OF INCOME-

	a.	The breakdown of interest income and interest expense under Spanish and U.S. GAAP is determined by the classification of the assets and liabilities that generate such income and expenses. However, net interest income under Spanish GAAP includes dividends from common stocks and affiliated companies and the interest cost assigned to the pension plan, which are classified as a part of “Gains (losses) from investment securities”, “Gains (losses) from affiliated companies” and “Salaries and employee benefits” in the U.S. GAAP statement of income, respectively.

	b.	Commissions and fees received and paid by the Group are presented as separate items in the statement of income for Spanish GAAP purposes.

Under U.S. GAAP, such commissions and fees are presented net and detailed by activity.

	c.	“Gains (losses) on financial transactions” includes results from investment securities and results from foreign exchange and derivatives.

Under U.S. GAAP, such gains and losses are disclosed separately under “Gains (losses) from investment securities” and “Gains (losses) from foreign exchange and derivatives and other, net”.

	d.	“Other operating income” and “Other operating expenses” items are included as amounts under “Other expenses” in the U.S. GAAP statements of income.

	e.	Occupancy and maintenance expenses of premises and equipment are included under the caption “Other administrative expenses”.

Under U.S. GAAP, such expenses are included as a part of “Occupancy expenses of premises, depreciation and maintenance, net”.

	f.	Amortization of intangible assets is included as a part of “Depreciation, amortization and write-down of property and equipment and intangible assets”.

Under U.S. GAAP, such amortization is included under “Other expenses”.

	g.	The following Spanish GAAP captions relating to operations with affiliated companies “Net income from companies carried by the equity method”, “Gains on Group transactions” and “Losses on Group transactions” are included under “Gains (losses) from affiliated companies’ securities” in the U.S. GAAP statement of income, except the results of transactions involving controlling company shares which are included under the “Other income” caption.

	h.	U.S. GAAP description of Extraordinary Income is more restrictive than the Spanish GAAP description (non-banking results). For this reason “Extraordinary income” and “Extraordinary Loss” in the Spanish GAAP captions are presented under the “Other income” and “Other expenses” captions, respectively, for U.S. GAAP purposes.

28.4.	Consolidated financial statements

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

In addition to the presentation differences explained above, the application of FIN 46-R has resulted in some other differences.

FIN 46-R defines and identifies “Variable Interest Entity” (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties (2) equity investor that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity or (3) equity investors that have voting rights that are not proportionate to their economic interests and substantially all the activities of the entity involved, or are conducted on behalf of, an investor with a disproportionately small voting interest. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. As stated in note 28.1 Spanish GAAP and U.S. GAAP differ in consolidated procedures, the impact on the adoption of FIN 46-R in shown in notes 28.2.a) and 28.4.

The application of FIN 46-R has resulted in the deconsolidation of some special purpose entities that are used to issue securities and that are designated variable interest entities (VIEs). As a result some issuances of preferences shares were classified as long term debt (€6,055,663 thousand and €581,144 thousand in 2004 and 2003 respectively) and its share of net income considered as interest expense (€203,486 thousand and €3,144 thousand in 2004 and 2003 respectively).

The effect on 2003 financial statements considers only issues made after January 31, 2003 and therefore subject to FIN 46-R: Santander Central Hispano Finance, S.A. (Unipersonal) and Banesto Preferentes, S.A, while the effect on 2004 financial statements considers all preference shares issued though VIEs (see note 28.5.k for a detail of issues). Management considers that the 2004 criteria represent more clearly the financial situation of the Bank. Had the Bank followed the 2003 criteria (considering issues after January 31, 2003), the amount reclassified in the 2004 balance sheet would have been 3,020,114 lower, and 151,910 lower in the 2004 profit and loss statement.

Back to Contents

In the application of FIN 46-R, also, some securitization vehicles that were not consolidated previously have been included in the consolidation perimeter, and as a result some loans that were previously removed from balance sheet have been recognized through the accounting of a secured borrowing transaction instead of a loan sale (amounting € 5,403,471 thousand).

The Bank revised its consolidation scope; especially the Special Purpose Vehicles (SPV) to evaluate whether they should or not be consolidated.

The adoption of FIN 46-R has had no significant impact on 2003 and 2004 net attributable income or stockholders’ equity. The preference shares issuance vehicles activity is designed to make a profit enough to pay the preference shares fixed dividend and pay the related expenses, there is no other profit. As a result, the net income of the preference shares issuance vehicles deconsolidated is attributable to the holders of preference shares and there is no effect on stockholders’ net income. The Bank at all times appropriated the profits of the securitization vehicles that were consolidated as a result of FIN 46-R adoption, so its consolidation doesn’t change it.

Back to Contents

CONSOLIDATED BALANCE SHEET
	Thousands of Euros

	2004	2003

ASSETS
Cash and due from banks	10,374,223	10,507,254
Interest earning deposits in other banks	21,169,241	14,627,776
Securities purchased under agreements to resell	51,969,048	24,303,361
Trading portfolio	57,506,984	16,368,337
Available for sale	54,869,798	59,286,023
Held to maturity portfolio	-	9,787,273

Investment securities (1 & 2)	112,376,782	85,441,633
Loans and leases, net of unearned income	345,227,694	174,618,476
Less-Allowance for credit losses	(6,976,516)	(5,116,683)

Net Loans and leases	338,251,178	169,501,793
Premises and equipment, net	7,038,719	3,670,227
Investment in affiliated companies	8,608,113	6,653,788
Intangible assets	447,681	471,792
Goodwill in consolidation	16,099,163	6,065,632
Accrual accounts	8,213,567	6,893,037
Others	20,450,596	15,008,214

Total other assets	45,211,007	29,758,267

Total assets	594,998,311	343,144,507

LIABILITIES
Deposits
Non-interest deposits	8,918,933	3,463,179
Interest bearing:
Demand deposits	108,552,578	52,638,099
Savings deposits	36,486,769	23,987,739
Time deposits	140,544,801	80,657,921
Certificates of deposit	10,163,627	5,627,781

Total deposits	304,666,708	166,374,719
Short-term debt (Note 28.5.f)	124,423,929	85,594,313
Long-term debt (Detailed in Exhibits V and VI)	90,134,706	40,607,380
Taxes payable	2,142,783	872,411
Accounts payable	2,646,589	1,907,084
Accrual accounts	11,075,191	7,453,016
Pension allowance	8,033,084	6,413,511
Other Provisions	4,692,293	3,792,529
Others	11,598,042	5,583,498

Total other liabilities	40,187,982	26,022,049

Total liabilities	559,413,325	318,017,317
Minority interest	3,000,735	5,477,056

STOCKHOLDERS' EQUITY
Capital stock	3,127,148	2,384,201
Additional paid-in capital	20,370,128	8,720,722
Other additional capital	(895,734)	(749,257)
Retained earnings	8,816,412	8,121,665
Other reserves	1,166,297	591,659

Total stockholders' equity	32,584,251	19,068,990

Total liabilities and Stockholders' equity	594,998,311	343,144,507

(1)	As of December 31, 2004 and 2003, the investment securities pledged to retain commitments amounted to €62 million and €202 million, respectively.
(2)	In 2005 the Bank has decided to reclassify its Held to maturity portfolio to Available for Sale portfolio. The effect of this accounting change is already included in our 2004 reconciliation to U.S.GAAP. See Note 28.2.

Back to Contents

	Thousands of euros

	2004	2003	2002

Interest income:
Interest and fees on loans and leases	10,795,674	10,266,025	12,887,453
Interest on deposits in other banks	2,086,677	2,231,800	2,953,679
Interest on securities purchased under agreements to resell	760,075	897,878	872,090
Interest on investment securities	4,371,198	3,627,113	5,832,050
Dividends	647,446	441,493	473,172

Total interest income	18,661,070	17,464,309	23,018,444

Interest expenses:
Interest on deposits	(5,552,043)	(5,630,143)	(8,461,857)
Interest on short-term borrowings	(2,376,698)	(2,291,783)	(2,933,646)
Interest on long-term debt	(1,789,299)	(1,214,102)	(1,833,141)

Total interest expense	(9,718,040)	(9,136,028)	(13,228,644)
Net interest income	8,943,030	8,328,281	9,789,800
Provision for credit losses	(1,647,651)	(1,495,687)	(1,648,192)
Net interest income after provision for credit losses	7,295,379	6,832,594	8,141,608

Non-interest income:
Commissions and fees from fiduciary activities	1,587,089	1,296,987	1,282,536
Commissions and fees from securities activities, net	509,559	585,004	557,699
Fees and commissions from insurance activities	515,007	350,721	257,096
Other Fees and commissions, net	1,997,634	1,937,850	2,191,953
Gains (losses) from:
Affiliated companies' securities	1,035,331	1,333,647	1,305,408
Investment securities	1,358,645	1,197,904	(499,884)
Foreign exchange, derivatives and other, net	(47,117)	174,704	847,805
Sale of premises	108,041	228,923	319,901
Other income	177,997	318,807	514,872

Total noninterest income	7,242,186	7,424,547	6,777,386

Non interest expense:
Salaries and employee benefits	(5,400,060)	(4,481,371)	(5,202,701)
Occupancy expense of premises, depreciation and maintenance, net	(950,039)	(939,611)	(1,102,812)
General and administrative expenses	(2,293,381)	(1,977,996)	(2,301,780)
Amortization of goodwill	(618,935)	(2,241,688)	(1,358,616)
Amortization of intangible assets	(241,175)	(273,512)	(285,573)
Provisions for specific allowances	(327,685)	54,960	(451,840)
Payments to Deposit Guarantee Fund	(141,617)	(135,063)	(167,098)
Other expenses	(333,541)	(164,564)	(539,825)

Total non-interest expense	(10,306,433)	(10,158,845)	(11,410,245)
Income before income taxes	4,231,132	4,098,296	3,508,749
Income tax expense	(766,761)	(869,434)	(723,109)
Net consolidated income for the year	3,464,371	3,228,862	2,785,640
Net income attributed to minority interest	328,813	618,043	538,463

NET INCOME ATTRIBUTED TO THE GROUP	3,135,558	2,610,819	2,247,177

Back to Contents

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (NOTES 1, 20 AND 21)

	Thousand of shares

NUMBER OF REGISTERED SHARES	2004	2003	2002

Balance at beginning of the year	4,768,402	4,768,402	4,659,362

Capital increases for:
For acquisition of shares of AKB (May 2002, Note 3)		—	109,040
For acquisition of shares ABBEY National PLC (November 2004, Note 1)	1,485,894	—	—

Balance at end of the year	6,254,296	4,768,402	4,768,402
Par value per share at year-end (Euro) :	0.50	0.50	0.50

CHANGES IN STOCKHOLDERS’ EQUITY

	Thousands of Euros

	2004	2003	2002

Capital stock
Balance at beginning of the year	2,384,201	2,384,201	2,329,681

Capital increases:
For acquisition of shares of AKB (May 2002, Notes 3)	—	—	54,520

For acquisition of shares ABBEY National PLC (November 2004, Note 1)	742,947	—	—

Balance at year-end	3,127,148	2,384,201	2,384,201
Retained earnings and other reserves
Balance at beginning of the year	16,684,789	15,857,862	17,442,823

Net income for the year	3,135,558	2,610,819	2,247,177
Net charge for early retirement of:
Bank employees	—	(259,014)	(705,845)
Banesto employees	—	(65,882)	(127,760)
Santander Consumer Finance, S.A employees	—	(2,446)	(6,318)
Dividends	(2,015,947)	(1,386,928)	(1,371,864)
Decrease/ (increase) in Treasury stock	(94,025)	4,591	6,632
Paid-in capital and Earlyrecording of voluntary reserves from capital increases	11,797,995	—	1,045,480
Sale of preemptive rights on Banesto shares (Notes 3 and 21) (**)	—	—	271,805
Other variations, net (*)	(51,267)	(74,213)	(2,944,268)

Balance at year-end	29,457,103	16,684,789	15,857,862

Stockholders’ Equity balance at year-end	32,584,251	19,068,990	18,242,063

(*)	Includes negative exchange differences in 2004, 2003 and 2002 of €30,127; €8,584; €2,666,942 and respectively. Exchange differences of year 2002 are related to the devaluation on Brazilian Real.
(**)	Under U.S. GAAP this figure is recorded as an additional income instead of additional reserves, the effect in Stockholders’ equity is nil (see reconciliation in Note 28.2).

Back to Contents

28 .5.	Additional disclosures required by U.S. GAAP

	A)	STATEMENT OF CASH FLOWS

The following consolidated statements of cash flows are presented in accordance with SFAS No. 95:

		Thousands of Euros

		2004	2003	2002

Cash Flows from Operating Activities (a):
Net income in accordance with U.S. GAAP		3,940,866	2,264,332	2,286,959
Adjustments to reconcile net income to net cash provided by operating activities:
•	Amortization and depreciation	850,143	648,580	770,697
•	Goodwill impairment / amortization	—	2,259,478	795,842
•	Provision for credit losses	1,745,163	1,529,669	2,168,754
•	Provision to special allowances, net	1,631,270	1,011,808	2,285,593
•	Gains on sales of premises and equipment	(108,041)	(228,923)	(319,901)
•	Write downs and gains on sale of investment securities and
	affiliated companies’ securities	(1,480,307)	(1,468,999)	(686,016)
•	Net increase in trading and hedging instruments	488,211	(167,319)	(211,428)
•	Minority interests	306,663	613,775	508,928
•	Net increase (decrease) in interest receivable and payable
	and other accrued income and expense	2,561,681	(99,487)	270,877
•	Decrease in taxes payable	(1,353,675)	829,946	(1,381,051)

Net cash provided by operating activities		8,581,974	7,192,860	6,489,254

Cash Flows from Investing Activities:
•	Net decrease (increase) in deposits in other banks	(4,960,907)	1,271,713	5,135,399
•	Net increase in securities purchased under agreements to resell	(2,626,180)	120,866	(5,203,024)
•	Purchase of investment securities	(4,537,259)	(194,470,339)	(195,554,571)
•	Proceeds from sales of investment securities	23,688,371	183,178,290	196,494,135
•	Net increase in loans and leases	(50,511,799)	(22,111,793)	(3,491,753)
•	Purchase of premises and equipment	(997,119)	(871,378)	(1,501,955)
•	Proceeds from sales of premises and equipment	435,371	809,621	1,859,480
•	Purchase of affiliated companies’ securities	(278,037)	(1,230,012)	(887,847)
•	Proceeds from sales of affiliated companies’ securities	11,070	1,144,409	322,080
•	Purchase of Group companies, net of cash equivalents acquired	(10,292,716)	(1,453,292)	(2,475,357)
•	Proceeds from sales of Group companies’ securities	209,009	866,538	965,500
•	Other investing activities	(3,317,455)	(1,078,702)	5,979,894

Net cash used in investing activities		(53,177,651)	(33,824,079)	1,641,981

Cash Flows from Financing Activities:
•	Net increase (decrease) in non-interest deposits	(1,406,752)	(2,893,663)	(889,920)
•	Net increase (decrease) in demand deposits	2,414,503	8,691,583	320,886
•	Net increase (decrease) in saving deposits	672,118	1,756,657	978,968
•	Net increase (decrease) in time deposits	6,522,143	(3,760,614)	8,788,079
•	Net increase (decrease) in short term borrowings	5,082,688	19,331,211	(14,998,834)
•	Proceeds from issuance of long-term debt	32,222,745	14,108,122	7,795,723
•	Repayment of long term debt	(8,579,428)	(4,817,313)	(5,053,603)
•	Proceeds from issuance of common stock	12,540,943	—	1,100,000
•	Redemption of preference shares	—	(1,151,246)	(890,220)
•	Dividends paid	(1,496,840)	(1,386,928)	(1,371,864)
•	Other financing activities	(5,118,283)	(2,181,034)	(9,116,220)

Net cash provided by financing activities		42,853,837	27,696,775	(13,337,005)

Effect of exchange rate changes on cash and cash equivalents		(1,608,809)	(157,016)	688,746
Net increase in cash and cash equivalents		(133,031)	1,222,572	(5,894,516)
Cash and Cash equivalents at beginning of the Year (b)		10,507,254	9,284,628	15,179,198

Cash and Cash Equivalent at End of the Year		10,374,223	10,507,254	9,284,682

(a)	Interest and income taxes paid by the Group during 2004, 2003 and 2002 were as follows (thousand Euro):

Interest paid		14,155,608	10,123,291	11,315,914
Income Taxes paid		536,030	(795,278)	1,477,723

(b)	Cash and cash equivalents consist of cash and due from banks

Back to Contents

The most important non-cash transaction made by the Group during 2004 was the Abbey acquisition, valued at €12,540,943 thousand (see Note 28.5.o). Transfer of loans to assets acquired through foreclosure during the year amounted €303,923 thousand.

The most important non-cash transaction made by the Group during 2003 was the transfer of loans to assets acquired through foreclosure amounting €256,979 thousand.

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

In August and September 1998, the Group issued 6.4 million convertible subordinated bonds (Note 18 and Exhibit VI) with a unitary face value of 50 Euro and which pay annual interest of 2.0%. These bonds were convertible into Banco Santander Central Hispano ordinary shares at a conversion rate of approximately 3.02 shares for every bond. These convertible subordinated bonds were redeemed in September 2003. The dilution effect of these bonds was considered in previous years’ EPS calculations.

At December 31, 2004, the stock options plans to employees could result in the issuance of 21,126,750 shares, as it is explained in Note 25 and 28.5.l. The effect of these stock options plans is included in EPS calculation.

This EPS calculation was made taking into consideration the deconsolidation of some special purpose entities that are used to issue securities and that are designated variable interest entities (VIEs) (see Note 28.4).

Back to Contents

The computation of basic and diluted EPS for the years ended December 31 is presented in the following table.

	Thousands of Euros except per share data

	2004	2003	2002

NUMERATOR FOR BASIC AND DILUTED CALCULATION:
Spanish GAAP
Net consolidated income for the year	3,667,857	3,232,006	2,785,640
Less: preferred stock dividends	(206,355)	(314,461)	(400,665)
Less: net income attributed to minority interest	(325,944)	(306,726)	(137,798)

Net income for basic calculation	3,135,558	2,610,819	2,247,177
Plus: interest of convertible bonds	—	3,130	4,173

Net income for diluted calculation	3,135,558	2,613,949	2,251,350

U.S. GAAP
Net income for basic calculation	3,940,866	2,264,332	2,286,959

Plus: interest of convertible bonds	—	3,130	4,173

Income for diluted calculation	3,940,866	2,267,462	2,291,132

Basic calculation weighted-average shares	4,950,497,709	4,768,402,943	4,728,371,657
Plus: effect of convertible bonds	—	19,419,238	19,419,238
Plus: effect of stock options plans	8,602,181	2,185,509	2,170,435

Weighted-average shares for diluted calculation	4,959,099,890	4,790,007,690	4,749,961,330

EARNINGS PER SHARE RATIOS:
Spanish GAAP (Euro per share)
Basic earnings per share	0.63	0.55	0.48
Diluted earnings per share	0.63	0.55	0.47

U.S. GAAP (Euro per share)
Basic earnings per share	0.80	0.47	0.48
Diluted earnings per share	0.79	0.47	0.48

C) INVESTMENT SECURITIES

The following table reflects the book and fair value of the investment securities portfolio by accounting categories including the allocation of Security Price Fluctuation Allowance or the allowance for credit losses:

	Thousands of Euros

Investment Securities	2004		2003

Classified by type of portfolio	Book	Fair	Book	Fair
	Value (2)	Value (1)	Value (2)	Value (1)

Debt securities:
Trading portfolio	52,482,662	52,482,662	13,947,473	13,947,473
Available for sale portfolio	46,730,097	47,901,569	51,642,765	52,214,605
Held to maturity portfolio (3)	—	—	9,787,273	10,046,584

	99,212,759	100,384,231	75,377,511	76,208,662
Equity securities:
Trading portfolio	5,024,322	5,024,322	2,420,864	2,420,864
Available for sale portfolio	8,139,701	10,127,033	7,643,258	9,163,221

	13,164,023	15,151,355	10,064,122	11,584,085

	112,376,782	115,535,586	85,441,633	87,792,747

(1)	Fair values are determined based on year-end quoted market prices for listed securities and on management’s estimate for unlisted securities.
(2)	Carrying values do not match with information of Note 5 “Government Debt Securities” and Note 8 “Debentures and Other Fixed-income Securities”. The difference is explained in Note 28.3 (the inclusion of accrual accounts in the carrying value and the classification of some securities as a reduction of Long-Term Debt caption). This is a presentation difference.
(3)	As explained in note Note 28.2.e. the Bank has decided to reclassify its Held to maturity portfolio to Available for Sale portfolio. The effect of this accounting change is included in our 2004 reconciliation to U.S.GAAP.

Back to Contents

Gross gains of €5,163,240, €6,033,318 and €6,152,621 thousand and gross losses of €3,804,595, €4,835,414 and €6,582,568 thousand have been realized during 2004, 2003 and 2002 on:

(i)	the sales of trading and available for sale investment securities and
(ii)	the revaluation at year-end of securities included in the trading portfolio, which are included, net, under “Gains (losses) from Investment Securities” in the consolidated statement of income.

The following table shows a disclosure of the book value, gross unrealized gains and losses, and fair value of available for sale fixed maturity securities and equity securities for 2004 and 2003:

INVESTMENT SECURITIES
(US GAAP presentation)
	2004				2003

		Gross	Gross			Gross	Gross
	Book	unrealized	unrealized		Book	unrealized	unrealized
Thousands of euros	Value	gains	losses	Fair Value	Value	gains	losses	Fair Value

Fixed maturity securities available-for-sale
Debt securities:
United States-
US Treasury and other US Government Agencies	1,382,532	18,912	3,849	1,397,595	499,769	—	3,627	496,142
States and political subdivisions	308,530	432		308,962	23,925	169	3	24,091
Mortgage-backed securities	274,154	—	5,330	268,824	352,741	—	6,430	346,311
Corporate debt securities	125,669	1	111	125,559	18,261	22	—	18,283
Other securities	296,489	69	404	296,154	208,542	1,831	—	210,373

Spanish Government	11,541,996	318,842	—	11,860,838	20,834,664	131,648	10,659	20,955,653
Other Spanish public authorities	199,950	1,398		201,348	247,970	1,311	66	249,215
Securities of other foreign Governments	12,194,107	581,363	63,983	12,711,487	16,299,345	228,298	921	16,526,722

Other Corporate debt securities	2,863,255	9,122	3,733	2,868,644	2,504,114	3,117	22,971	2,484,260
Other Mortgage-backed securities	9,532,738	1,444	3	9,534,179	7,642,881	8,475	48	7,651,308
Other debt securities	8,269,810	59,947	1,778	8,327,979	3,258,213	10,991	16,957	3,252,247

	46,989,230	991,530	79,191	47,901,569	51,890,425	385,862	61,682	52,214,605
Less-Allowance for credit losses	(180,748)		(180,748)	—	(185,978)		(185,978)	—
Less-Security price fluctuation allowance	(78,385)		(78,385)	—	(61,682)		(61,682)	—

	46,730,097	991,530	(179,942)	47,901,569	51,642,765	385,862	(185,978)	52,214,605

Fixed maturity securities held to maturity
Debt securities:
United States-
US Treasury and other US Government Agencies	—	—	—	—	640,365	40,942	13	681,294
States and political subdivisions	—	—	—	—	56,301	4,596	—	60,897
Mortgage-backed securities	—	—	—		11,876	—	—	11,876
Corporate debt securities	—	—	—	—	—	—	—	—
Other securities	—	—	—	—	—	—	—	—

Spanish Government	—	—	—	—	5,870,864	192,060	—	6,062,924
Other Spanish public authorities	—	—	—	—	13,678	122	—	13,800
Securities of other foreign Governments	—	—	—	—	2,856,839	18,972	—	2,875,811

Other Corporate debt securities		—	—	—	2,847	—	—	2,847
Other Mortgage-backed securities	—	—	—	—	44,869	1,992	—	46,861
Other debt securities	—	—	—	—	289,634	642	2	290,274

	—	—	—	—	9,787,273	259,326	15	10,046,584
Avalilable for sale equity securities
Spanish securities	3,352,296	495,107	487,352	3,360,051	3,024,815	1,369,443	323,580	4,070,678
International securities	5,487,175	1,492,225	212,418	6,766,982	5,567,204	150,520	625,181	5,092,543
of which: United States:	26,838	9,188	—	36,026	29,061	—	13,820	15,241

	8,839,471	1,987,332	699,770	10,127,033	8,592,019	1,519,963	948,761	9,163,221
Less-Security price fluctuation allowance	(699,770)	—	(699,770)	—	(948,761)	—	(948,761)	—

	8,139,701	1,987,332	—	10,127,033	7,643,258	1,519,963	—	9,163,221

Back to Contents

The following table includes the detail of the available for sale and held to maturity portfolios excluding the allocation of security price fluctuation allowance and the allowance for credit losses:

	Thousands of Euros

AVAILABLE FOR SALE	2004

Classification by maturity		Book	Fair
	Yield	Value	Value

Debt securities:
Due in one year or less	8.11%	8,348,250	8,696,899
Due after one year through five years	4.61%	11,000,791	11,258,259
Due after five years through ten years	4.38%	8,209,541	8,323,467
Due after ten years	4.42%	19,430,648	19,622,944

	5.10%	46,989,230	47,901,569

The details of the trading portfolio by type of security are set out below:

TRADING PORTFOLIO
(U.S. GAAP presentation)
Thousands of Euros	2004	2003
Trading Portfolio Debt Securities:	Book Value	Book Value
United States:
U.S. Treasury and other U.S. Government agencies
States and Political subdivisions	382,439	18,079
Mortgage-backed securities	—	108
Corporate debt securities	—	27,737
Other Securities	5,463,250	77,064

Spanish Government	4,892,708	4,415,221
Other Spanish Public authorities	66	13,498
Securities of other foreign Governments	15,612,122	7,384,425

Other Corporate debt securities	33,091	58,068
Other Mortgage-backed securities	18,268	36,659
Other debt securities	26,080,718	1,916,614

Total debt securities	52,482,662	13,947,473
Trading Equity Securities
Spanish Securities	2,831,785	1,741,858
International Securities	2,192,537	679,006
Of which United States	255,213	316,942

Total equity securities	5,024,322	2,420,864

The following table includes the detail of the debt securities trading portfolios:

	Thousands of Euros
TRADING PORTFOLIO
	2004

Classification by maturity		Book	Fair
	Yield	Value	Value

Debt securities:
Due in one year or less	3.29%	29,664,823	29,664,823
Due after one year through five years	5.20%	17,070,841	17,070,841
Due after five years through ten years	6.92%	4,211,753	4,211,753
Due after ten years	3.62%	1,535,245	1,535,245

	5.57%	52,482,662	52,482,662

Back to Contents

D)	ALLOWANCE FOR CREDIT LOSSES

The balances of the recorded investment in impaired loans and of the related valuation allowance as of December 31, 2004, 2003 and 2002 is as follows:

	Thousands of Euros

	2004	2003	2002

Impaired loans requiring no reserve	1,469,601	1,293,219	1,055,809
Impaired loans requiring valuation allowance	3,457,128	2,648,260	2,970,725

Total impaired loans	4,926,729	3,941,479	4,026,534

Valuation allowance on impaired loans	3,513,431	2,648,260	2,970,725

Spanish GAAP doesn’t require classifying the entire loan as non-performing, but only the amount unpaid. For this reason, the total allowance exceeds the amount of non-performing loans.

The roll-forward of allowances (under Spanish GAAP) is shown in Note 7. The reconciliation item to U.S. GAAP is in Note 28.2.c.

Non-performing loans are carried out by the cash basis method. An estimate of the effect of non-performing loans – net of charge-off – on interest revenue is presented in the following table:

	Thousands of Euros

	2004	2003	2002

Interest revenue that would have been recorded if accrued	217,393	248,167	343,943
Net interest revenue recorded:
Related to current year	80,707	80,371	118,771
Related to prior years	108,101	92,045	75,863

Positive (negative) impact of non-performing loans on interest
revenue	(28,585)	(75,751)	(149,309)

Interest that would have been recorded if accruing represents thousands of €34,941, €43,909 and €55,611, from borrowers in Spain and €217,393, €204,258 and €288,332, from borrowers outside Spain in 2004, 2003 and 2002 respectively.

For the twelve months ended December 31, 2004, 2003, and 2002, the average recorded investments in non-performing loans were thousands of €880,123, €965,031 and €1,037,525 from borrowers in Spain, and €2,263,669, €2,553,229, and €3,003,459, from borrowers outside Spain.

E)	INVESTMENTS IN AFFILIATED COMPANIES

A summary of significant investments in affiliated companies, together with percentage of ownership and relevant financial information is shown in Exhibit II. Aggregated summarized financial information with respect to significant affiliated companies for the year ended December 31, 2004 and as of such date is presented below:

	Thousands of Euros

Percentage of ownership:	50 % or more		Between 20% and 50%

	Insurance
Key information	Companies	Others	All sectors

Net revenues	1,158,567	117,483	8,521,937
Net income	202,117	31,349	1,218,561
Stockholders’ Equity	5,107,315	266,097	7,642,895
Non-current assets	48,782,946	3,309,244	18,021,999
Non-current liabilities	47,399,323	3,126,781	11,324,878
Net working capital	3,723,692	83,634	945,774

Back to Contents
F)	SHORT TERM BORROWINGS

Following is an analysis of the components of the “Short-term borrowings” caption for 2004 and 2003:

	2004		2003

Thousands of Euros		Average		Average
	Amount	Rate	Amount	Rate

Securities sold under agreements to repurchase:
At December 31	76,357,915	1.51%	69,992,000	2.85%
Average during year	63,527,706	3.21%	64,299,341	3.13%
Maximum month-end balance	76,357,915		72,291,382

Other short-term borrowings:

At December 31	26,067,117	2.19%	15,602,313	1.78%
Average during year	15,100,092	2.24%	13,758,824	2.04%
Maximum month-end balance	26,067,117		15,745,228

Total short-term borrowings at year-end	102,425,032	1.68%	85,594,313	2.66%

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

The information herein included is presented to fulfill SFAS 132-R disclosure requirements. See Note 2.j to find the total commitment obligations under Spanish GAAP classification and how they are funded.

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

Under SFAS No. 87, the actuarial assumptions considered in 2004, 2003 and 2002 for U.S. GAAP disclosure purposes are the following:

	2004	2003	2002

Discount rate	4%	4%	4%
Life expectancy table (*)	GRM/F95	GRM/F95	GRM/F95
Salary increase rate	2.5%	2.5%	2.5%
Inflation rate	1.5%	1.5%	1.5%
Rate of increase in Social Security contribution ceilings	1.5%	1.5%	1.5%
Rate of increase in overall maximum Social Security benefits	1.5%	1.5%	1.5%
Expected rate of return on plan assets (**)	4.5%-10.5%	6.27%	9%

(*)	Banesto has used in 2004 the PERMF2000P life expectancy table.
(**)	Banesto considers the expected return on plan assets basing on the discount rate, which is 4% for the three years.

Back to Contents
Following is a disclosure of the aggregate amount of the estimated funded status for U.S. GAAP purposes of the plans of the Bank and the Banesto Group as of December 31, 2004, 2003 and 2002 as required by SFAS 132-R.

Thousands of Euros	2004	2003	2002

CHANGE IN BENEFIT OBLIGATION
Accumulated benefit obligation (ABO) at the beginning of the year	5,165,783	5,316,961	5,124,126
Interest cost	206,631	212,679	204,966
Service cost	32,010	35,523	37,618
Benefits paid	237,363	257,570	232,633
Curtailments	(73,414)	(68,284)	(108,955)
Actuarial (gains) losses	(9,881)	(73,526)	291,839

ABO at year-end (1)	5,083,766	5,165,783	5,316,961

Projected benefit obligation (PBO) at the beginning of the year	5,501,455	5,699,598	5,555,432
Interest cost	219,272	227,240	217,632
Service cost	49,697	43,842	48,757
Benefits paid	237,363	257,570	232,633
Curtailments	(102,834)	(198,586)	(136,391)
Actuarial (gains) losses	(23,423)	(13,069)	246,802

PBO for service rendered to date at year-end	5,406,804	5,501,455	5,699,599

CHANGE IN PLAN ASSETS
Plan assets at fair value at the beginning of the year	3,183,176	3,017,390	2,441,549
Benefits paid	178,482	213,672	168,265
Company contribution...(4)	140,763	186,889	423,564
Return on Plan assets	180,852	192,569	320,542

Plan assets at fair value at year-end (2)	3,326,309	3,183,176	3,017,390

FUNDED STATUS
Benefit obligation in excess of plan assets..(3)	2,080,495	2,318,279	2,682,208

(1)	Substantially all accumulated benefit obligations are vested.
(2)	This amount is recorded in non-consolidated insurance subsidiaries (see Note 2.j) based on contracts which cannot be considered as annuity contracts.
(3)	As it’s described in Note 2.j the Group keeps an adequate funding which covers the total accrued commitments. Spanish GAAP “Total Accrued Commitments” differs from its U.S. GAAP equivalent “Projected Benefit Obligation” (“PBO”) (as defined according to SFAS 87) because the former includes other commitments such as those arising from employees early retired or annuity contracts which are not included in the “PBO” (as defined by SFAS 87); in the same manner, Spanish GAAP “Plan assets” also include annuity contracts which are not included in “Plan assets” as calculated under SFAS 87. Accordingly, total Accrued Commitments are funded both under Spanish and U.S. GAAP, and the only difference is the balance sheet classification. Hence, there’s no need of an additional liability as of December 31, 2004, 2003 and 2002.
(4)	Expected Contributions for 2005 are similar in amount to 2004 contribution of €140,763 thousands.

The following table shows the differences between the Total Accrued Commitments registered by Spanish companies and the Projected Benefit Obligation (PBO) under U.S. GAAP of the plans of the Bank and the Banesto Group as of December 31, 2004, 2003 and 2002.

Thousands of Euro	2004	2003	2002

Total Accrued Commitments (Note 2.j)	10,298,110	9,995,615	9,975,207

Commitments arising from employees retired early (Note 2.j) (*)	(4,064,242)	(3,607,263)	(3,382,436)

Other commitments (Note 2.j)	(48,244)	(42,096)	(29,897)
Annuity contracts, total accrued commitments in other Spanish
companies and other (**)	(778,820)	(844,802)	(863.275)

Projected Benefit Obligation under U.S. GAAP	5,406,804	5,501,454	5,699,599

(*)	These are special termination benefits which are classified, as per Spanish GAAP, under “Provisions for Contingencies and Expenses – Pension Allowance” caption of the balance sheet.
(**)	Of which annuity contracts amounted to €713,820, €809,373 and 856,048 thousands as of December 31, 2004, 2003 and 2002.

Back to Contents

In addition to Spanish entities, certain Group finance entities abroad have commitments to their employees that are similar to pensions.

The technical assumptions used by these entities (interest rates, mortality tables, cumulative annual CPI, etc.) are consistent with the economic conditions prevailing in those countries.

As of December 31, 2004, 2003 and 2002, the Total Accrued Commitments registered by these foreign companies amounted to €8,811, €3,301 and €3,002 million, respectively (of the 2004 figure, €5,232 are related to Abbey). Of these amounts, €2,575, €1,308 and €1,390 million respectively, were covered by in-house pension allowances recorded under the “Provisions for Contingencies and Expenses – Pension Allowance” caption in the consolidated balance sheets (of the 2004 figure, €1,207 are related to Abbey). The remaining amount was covered by policies taken out with insurance companies.

Abbey and Banespa are among the foreign entities those with the biggest pension commitments. Their pension allowances amount €2,370 of the total €2.575 thousand allowances of foreign entities.

Banespa’s pension plans have been funded since the inclusion of Banespa in the Group (the acquisition in November 2000 of 33% of Capital Stock representing 66.5% of voting rights). In April 2001, the Bank acquired through a tender offer 67% of its Capital Stock, obtaining 98.3% of its voting rights. Then a previously planned voluntary redundancy program was launched and Banespa reduced its employee base by approximately a third. In the process, assets allocated to plan assets were clearly defined. Banespa has 5 different pension plans, some of them contributory plans, which are presented separately since they are different in nature. Some of the data on these plans are:

ACTUARIAL ASSUMPTIONS IN BANESPA	2004	2003	2002

Discount rate	10%-12%	10%-12%	10%-12%
	UP-84 rated 1 year for	UP-84 rated 1 year for	UP-84 rated 1 year for
Life expectancy table	males and females	males and females	males and females
Salary increase rate	0%	0%	0%
Inflation rate	5%	5%	5%
Expected rate of return on plan assets	12%	12%	12%

Back to Contents

Thousands of Euros	2004	2003	2002

CHANGE IN BENEFIT OBLIGATION
Accumulated benefit obligation (ABO) at the beginning of the year	1,602,397	1,473,790	2,788,444
Interest cost	259,798	182,399	181,005
Service cost	6,316	5,929	11,436
Benefits paid	206,291	197,059	177,756
Curtailments	—	(118,113)	(76,972)
Actuarial and exchange (gains) losses	44,019	255,451	(1,252,367)

ABO at year-end	1,706,239	1,602,397	1,473,790

Vested benefit obligation (VBO) at year-end	1,575,371	1,490,650	1,358,564

Projected benefit obligation (PBO) at the beginning of the year	1,602,397	1,473,790	2,788,444
Interest cost	259,798	182,399	181,005
Service cost	6,316	5,929	11,436
Benefits paid	206,291	197,059	177,756
Curtailments	—	(118,113)	(76,972)
Actuarial and exchange (gains) losses	44,019	255,451	(1,252,367)

PBO for service rendered to date at year-end	1,706,239	1,602,397	1,473,790

CHANGE IN PLAN ASSETS
Plan assets at fair value at the beginning of the year	653,739	496,707	764,872
Benefits paid	206,291	197,059	177,756
Member and company contributions....(2)	169,853	174,863	168,762
Return on Plan assets	203,651	172,749	133,809
Exchange differences	8,468	6,479	(392,980)

Plan assets at fair value at year-end	829,420	653,739	496,707

FUNDED STATUS
Projected benefit obligation in excess of plan assets (1)	876,819	948,658	977,083

(1)	As it’s described in Note 2.j the Group keeps an adequate funding which covers the total accrued commitments. Spanish GAAP “Total Accrued Commitments” differs from its U.S. GAAP equivalent “Projected Benefit Obligation” (“PBO”) (as defined according to SFAS 87) because the former includes other commitments such as those arising from employees early retired or annuity contracts which are not included in the “PBO” (as defined by SFAS 87); in the same manner, Spanish GAAP “Plan assets” also include annuity contracts which are not included in “Plan assets” as calculated under SFAS 87. Accordingly, total Accrued Commitments are funded both under Spanish and U.S. GAAP, and the only difference is the balance sheet classification. As of December 31, 2004, 2003 and 2002 the in-house pension allowance balances of €2.575, €1,308 and €1,390 millions include €1,163, €1,110 and €1,122 millions covering Banespa’s Net Accrued Pension cost and other commitments related to employee special termination benefits.
(2)	Company expected Contributions for 2005 are comparable in amount to 2004 company contribution of €161,377 thousands.

Back to Contents

For the purposes of US GAAP, Abbey adopts the provisions of SFAS 87, Employers Accounting for Pensions, as amended by SFAS 132, Employers’ Disclosures about Pensions and Other Post-retirement Benefits, in respect of its principal pension plans, The Abbey National Amalgamated Pension Fund, the Scottish Mutual Assurance plc Staff Pension Scheme, the National and Provincial Pension Fund, the Abbey National Group Pension Scheme, the Scottish Provident Institution Staff Pension Fund and the Abbey National Associated Bodies Pension Fund.

The actuarial assumptions used to calculate the projected benefit obligations for the principal pension plans and the disclosures required were as follows:

2004

Discount rate	5.4%
Life expectancy table	“92” Series
Rate of pension increase	2.8%
Salary increase rate	4.3%
Expected rate of return on plan assets	6.25%

2004

CHANGE IN BENEFIT OBLIGATION
Projected benefit obligation (PBO) at the beginning of the year (2)	4,763,103
Service cost	175,878
Interest cost	258,529
Members' contributions	19,264
Special termination benefits	33,625
Settlements and curtailments	(63,230)
Actuarial loss	228,700
Benefits Paid	(124,888)

Proyected Benefit obligation at year-end	5,290,981

CHANGE IN PLAN ASSETS
Plan assets at fair value at the beginning of the year	3,127,689
Return on plan assets	344,693
Settlements	(57,414)
Employer contributions	221,279
Employee contributions	19,264
Benefits paid	(124,888)

Plan assets at fair value at year-end	3,530,623

Projected benefit obligation in excess of plan assets (1)	1,760,358

(1)	As it’s described in Note 2.j the Group keeps an adequate funding which covers the total accrued commitments. Spanish GAAP “Total Accrued Commitments” differs from its U.S. GAAP equivalent “Projected Benefit Obligation” (“PBO”) (as defined according to SFAS 87) because the former includes other commitments such as those arising from employees early retired or annuity contracts which are not included in the “PBO” (as defined by SFAS 87); in the same manner, Spanish GAAP “Plan assets” also include annuity contracts which are not included in “Plan assets” as calculated under SFAS 87. Accordingly, total Accrued Commitments are funded both under Spanish and U.S. GAAP, and the only difference is the balance sheet classification. As of December 31, 2004 the in-house pension allowance balances of €2.575 millions for foreign entities commitments include €1.207 millions co vering Abbey’s Net Accrued Pension cost and other commitments related to employee special termination benefits.
(2)	The estimated accumulated benefit obligation at 31 December 2004 amounted to €4,383 millions (2003: €3,795 millions).

Abbey’s pension scheme did not hold any equity securities of Abbey or any of its related parties at 31 December 2004. In addition, Abbey does not hold insurance policies over the plans, nor has Abbey entered into any significant transactions with the plans. Abbey’s regular contribution to defined contribution plans in 2004 was €170 millions (2003: €136 millions). Expected Contributions for 2005 are €155 millions.

Banco Santander Central Hispano, Banesto, Abbey and Banespa jointly account for more than 95% of the pension allowances in the consolidated statements.

Back to Contents

The following table presents the components of the combined net periodic pension costs for the Bank, the Banesto Group and Banespa:

	Thousands of Euros

NET PENSION COST	2004	2003	2002

Service cost	54,520	50,078	54,610
Interest cost	429,226	479,963	397,682
Excepted return on plan assets	(294,070)	(270,549)	(270,002)
Net amortization and deferral	25,354	26,820	32,100
Amount of curtailment (gain)/loss recognized	5,722	6,778	32,940
Participant contributions	(8,776)	(9,754)	(9,868)

Net pension cost	211,976	283,336	237,462

The Group has no significant post-retirement benefits obligations to its employees other than the pension commitments.

Pension liabilities requirements under Spanish GAAP are more conservative than the minimum requirements under FAS 87. The Group keeps an adequate funding according to Spanish GAAP; therefore, there is no need for additional liabilities under US GAAP. The differences between both regulations in terms of how to present the information are reconciliated in the following table that summarizes the 2004 funded status of pension liabilities:

Thousands of Euros

Internal funds Spanish GAAP net	10,652,752
Valuation differences and transitional account	1,566,496
Registered liability under Spanish GAAP	12,219,248
Funds from employees retired early	(4,064,242)
Annuity contracts	(713,820)
Other commitments	(62,857)
External funds	658,971
Assets plegded	4,360,043
Plan Assets	(7,722,348)
Liability under US GAAP	4,674,995

			Minimum
	ABO	Plan Assets	Liability

Santander Central Hispano	3,791,794	2,407,828	1,383,966
Banesto	1,291,972	918,481	373,491
Banespa	1,706,239	829,420	876,819
Abbey	4,383,173	3,530,623	852,550
Other	260,486	35,996	224,490

TOTAL	11,433,664	7,722,348	3,711,316

Registered liability in excess over Minimum Liability as per FAS 87			963,679

Investment policies and asset allocations

The benefit obligations of most of the employees from the former Banco Central Hispanoamericano and Banesto are funded through insurance policies. The pension liabilities of employees from the former Banco Santander are covered by internal fund, since the Bank used to allocate a fixed-income portfolio for its pension commitments.

In Banesto and the Bank itself, the current policy carried out for the pensions which are covered by insurance companies is to demand the legal coverage required, limit the assets in which the insurance company can invest and to demand a minimum yield.

Back to Contents

For the pension commitments which are covered by internal funds, the allocated assets are managed independently and the funds are invested in low-risk assets. With respect to these pension funds settled in Spain, they are invested in Spanish Government debt securities.

The Bank has calculated the expected return on plan assets based on the interest rates guaranteed by the insurance polices, according to their maturity dates, which range from 4.5% to 10.5%.

In the case of Banesto, the expected return on plan assets was calculated based only on the discount rate assumption, which is 4%, because Banesto does not invest in equities and all their investments are in non-participating insurance policies, for which the investment return is guaranteed by the insurance company and was originally based on fixed-interest type investments made by the insurance company.

When we acquired Banespa, its pension commitments were not provisioned. The strategy the Group followed was to fully recognize this liability and to allocate assets to cover it.

Banespa has calculated the overall expected long-term rate of return-on-assets taking into account the own features of each portfolio. In the case of the debt securities, around 80% of the securities are long-term notes linked to the IGPM/IPCA index plus a medium premium of 10.4%. The rest of the debt securities are linked to the CDI with a projected rate of 15% (which already considers the inflation). For the equity investment’s portfolio, Banespa has estimated a return rate of 110% of the CDI, and in the case of the real state’s portfolio, the expected return rate is based on the experience.

The trustees of the Abbey National Pension schemes are required under the U.K. Pensions Act 1995 to prepare a statement of principles governing investment decisions. The principal duty of the trustees is to act in the best interest of the members of the pension schemes. Its investment policies and strategies limit the risk of the assets failing to meet the liabilities, ensure appropriate liquidity and maximize the return on the assets whilst having regard to the previous objectives.

Abbey has calculated the overall expected return on assets as a weighted average of expected returns from individual asset classes, weighted by the percentage of plan assets in each class at the accounting date.

The following table shows the percentages of the asset allocation by each type of investment in 2004 and 2003.

Plan assets allocation (%)	2004				2003

	Santander	Banesto	Banespa	Abbey	Santander	Banesto	Banespa

Debt securities	43.81%	—	76.0%	43%	46.45%	—	45.8%
Equity investments and Mutual Funds	—	—	19.8%	51%	—	—	50.9%
Real State	—	—	0.7%	—	—	—	0.6%
Insurance	56.19%	100%	—	—	53.55%	100%	—
Others	—	—	3.5%	6%	—	—	2.7%
Total	100%	100%	100%	100%	100%	100%	100%

Estimated future benefit payments

The following table presents the projected benefit payments expected to be paid as of December 31, 2004 for the following years:

Thousands of Euros	Santander	Banesto	Banespa	Abbey

2005	203,685	43,648	194,976	125,523
2006	205,776	46,660	204,894	135,168
2007	209,580	50,697	209,170	145,663
2008	210,918	54,633	218,066	157,010
2009	212,376	58,266	227,067	169,350
From 2010 to 2014	1,077,210	326,733	1,298,756	1,065,882

Back to Contents

H)	DERIVATIVE FINANCIAL INSTRUMENTS

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

Accounting principles-

The Group uses derivative financial instruments for trading purposes and to hedge asset and liability exposures. Derivatives accounted for as hedging operations include instruments that meet specific criteria required by Bank of Spain regulations. Derivatives accounted for as trading operations include instruments held for trading purposes and those that do not meet Bank of Spain requirements. A full description of the principles applied by the Group in accounting for derivative financial instruments is disclosed in Note 2.l. Spanish GAAP and U.S. GAAP differ in the accounting treatment of these transactions. See Note in 28.1 for a summary of the accounting criteria, and Note 28.2.m for the impact on the reconciliation of net income and stockholders’ equity from Spanish GAAP to U.S. GAAP.

The Bank of Spain regulations consider hedging transactions those that meet the following criteria:

	a.	Transactions aimed at eliminating or significantly reducing the foreign exchange rate risk, the interest rate risk or price risk of balance sheet items or other items provided that, in each case, the hedged item and the hedging transactions are explicitly identified at inception of the hedge.

	b.	Transactions aimed at reducing the global risk of correlated groups of assets, liabilities and other transactions, if they are managed through an integrated risk measurement and management control system that allow for the follow-up and explicit identification of the transactions. This system requires a favorable opinion of the external auditor to be issued and reported to the Bank of Spain on an annual basis. Such report specifically addresses the reasonableness, quality, and consistency of the integrated risk measurement and management control system (including compliance with specific documentation requirements) as well as the effectiveness of macro-hedges (80% - 120% range) through the performance of independent stress tests of all macro-hedges in place.

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

Back to Contents

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

Among these transactions that are designated hedges under both Spanish and U.S. GAAP, the Group includes derivatives that hedge the foreign currency exposure of a net investment in a foreign subsidiary. The currency of these hedging derivatives is the same currency of the country in which the foreign subsidiary is located, and the amounts to be hedged are closely watched by our risk committee. Since 2003 we have hedged, using foreign exchange non-optional derivatives, almost all of the book value of our investments in Mexico, Chile and partially Brazil.

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

Our Group’s companies enter into intercompany derivative transactions for purposes of managing their own risks.

Usually, in each country in which our Group operates, there is a subsidiary (an individual entity) that acts as the treasury services provider or center for the Group’s financial activities in that country. The remaining subsidiaries operating in that country usually hedge their own risks through transactions entered into with that treasury services provider. In addition, some of our subsidiaries could enter into intercompany derivative transactions with subsidiaries located in other countries.

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

Back to Contents

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

The disclosure of the notional amounts of the derivatives of the Group by its designation as trading or hedging operations under Spanish GAAP is as follows:

	Thousands of Euros

	2004	2003

Trading
Interest risk contracts:
Forward rate agreements	25,332,323	18,263,832
Interest rate swaps	849,037,095	231,433,404
Options and futures	281,660,974	132,424,311
Foreign exchange contracts:
Forward purchase/sale of foreign currency	31,005,396	10,842,930
Currency options	12,556,290	4,287,391
Currency swaps	16,017,634	6,931,173
Derivatives on securities and commodities (1)	50,584,410	20,611,582

	1,266,194,122	424,794,623
Hedging derivatives
Interest risk contracts:
Forward rate agreements	3,390	8,503
Interest rate swaps	110,748,376	54,593,956
Options and futures	50,998,525	92,940,689
Foreign exchange contracts:
Forward purchase/sale of foreign currency	30,893,505	34,296,030
Currency options	20,350	3,457,135
Currency swaps	48,445,869	4,270,146
Derivatives on securities and commodities (1)	53,890,125	38,855,508

	295,000,140	228,421,967

Total derivatives notional amount	1,561,194,262	653,216,590

(1) Future commodity transactions amounted to €5, €1 and €1 millions as of December 31, 2004, 2003 and 2002, respectively.

Back to Contents

The credit exposure in derivative operations is closely controlled. The Group has netting agreements with major counterparties and receives collateral as guarantee of net positions. The aggregate credit exposure of each category of derivative financial instruments held by the Group is shown below:

	Thousands of Euros
	2004	2003

OTC Interest Rate Derivatives:
Interest rate swaps	8,336,393	9,572,447
Forward rate agreements	11,012	6,334
Options	607,885	775,930

	8,955,290	10,354,711
OTC Foreign Exchange Derivatives:
Foreign currency forwards	3,379,341	3,513,064
Foreign currency swaps	1,084,355	1,073,634
Options	394,244	265,241

	4,857,940	4,851,939
Derivatives on securities and commodities	(209,970)	3,653,207

Total:	13,603,260	18,859,857

The following table shows for each type of instrument in the trading derivative portfolio the year-end notional value and the fair value for the years 2004 and 2003:

	Thousands of Euros

	2004		2003

	Notional		Notional
	Value	Fair Value	Value	Fair Value
Trading Derivative Portfolio
Interest risk contracts:
Forward rate agreements	25,332,323	5,095	18,263,832	2,517
Interest rate swaps	849,037,095	(520,671)	231,433,404	(42,756)
Options and futures	281,660,974	51,888	132,424,311	95,046
Foreign exchange contracts:
Forward purchase/sale of foreign currency	31,005,396	(161,140)	10,842,930	(71,398)
Currency options	12,556,290	(371,421)	4,287,391	661
Currency swaps	16,017,634	1,249	6,931,173	8,538
Derivatives on securities and commodities	50,584,410	(1,755,018)	20,611,582	(46,940)

	1,266,194,122	(2,750,018)	424,794,623	(54,332)

Back to Contents

The following is a detail of our consolidated trading and hedging transactions broken down into notional amounts and their fair value in accordance with U.S. GAAP at the dates indicated:

(In millions of euros)
		December 31,		December 31,		December 31,
		2004		2003		2002

		Notional		Notional		Notional
		Amount	Fair Value	Amount	Fair Value	Amount	Fair Value

•	Trading	1,462,950.7	(2,116.9)	437,978.1	(91.1)	683,758.6	261.8
•	Hedging	98,243.6	1,712.2	215,238.5	637.8	103,864.5	1,023.9
	Fair Value Hedges	35,806.4	1,369.2	211,730.0	539.3	94,966.4	715.8
	Cash Flow Hedges	61,502.0	59.6	1,204.4	65.2	—	—
	Hedges of the foreign currency of a net investment in a foreign subsidiary	935.2	283.4	2,304.1	33.3	8,898.1	308.1

		1,561,194.3	(404.7)	653,216.6	546.7	787,623.1	1,285.7

For informational and comparison purposes, the following is a detail of our consolidated trading and hedging transactions broken down into notional amounts and their fair value in accordance with Spanish GAAP at the dates indicated:

(In millions of euros)
		December 31,		December 31,		December 31,
		2004		2003		2002

		Notional		Notional		Notional
		Amount	Fair Value	Amount	Fair Value	Amount	Fair Value

•	Trading	1,266,194.2	(2,750.0)	424,794.6	(54.3)	663,867.1	171.5
•	Hedging	295,000.1	2,345.4	228,422.0	601.0	123,756.0	1,114.2

		1,561,194.3	(404.7)	653,216.6	546.7	787,623.1	1,285.7

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

Back to Contents

The following table presents the carrying value and fair value of the Group's financial instruments on Spanish GAAP Balance sheet as of December 31, 2004 and 2003:

		Thousands of Euros

	2004		2003

	Carrying	Fair	Carrying	Fair
	Amount (*)	Value	Amount (*)	Value

Assets:
Cash and due from banks	10,374,223	10,374,223	10,507,254	10,507,254
Interest-earning deposits	21,169,241	21,133,172	14,627,776	14,690,562
Securities purchased under agreements to resell	51,969,048	51,969,048	24,303,361	24,303,361
Investment securities	112,376,782	115,535,586	85,441,633	87,792,747
Loans and leases, net of unearned income	345,227,694	345,762,329	174,618,476	174,567,222
Less- Allowance for loans losses	(6,976,516)	(6,976,516)	(5,116,683)	(5,116,683)
Net loans	338,251,178	338,785,813	169,501,793	169,450,539

Liabilities:
Deposits:
Non-interest	8,918,933	8,918,933	3,463,179	3,463,179
Demand	108,552,578	108,552,578	52,638,099	52,638,099
Savings	36,486,769	36,307,209	23,987,739	23,903,926
Time	150,708,428	151,224,032	86,285,702	85,890,681
Short-term borrowings	124,423,929	124,378,944	85,594,313	85,577,017
Long-term debt	90,134,706	93,602,855	40,607,380	41,712,307
Minority interest / Preferred securities	3,000,735	3,532,038	5,477,056	6,437,465

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

Interest-earning deposits in other banks and securities purchased under agreement to resell-

For assets maturing within three months, the carrying amount is a reasonable estimate of fair value. The fair value of the remaining assets maturing in over three months is estimated by discounting the expected future cash flows using rates currently offered for deposits of similar remaining maturities.

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

Loans and leases

The fair values of the loan and lease portfolio have been estimated as follows:

Back to Contents

1.	The estimate of the provision for possible credit losses includes consideration of risk premiums applicable to various types of loans based on factors such as the current situation of the economic sector in which each borrower operates, the economic situation of each borrower and guarantees obtained. Accordingly, the allowance for possible loan losses is considered a reasonable estimate of the discount required to reflect the impact of credit risk.

2.	For short term fixed and floating-rate loans for which the interest rates are similar to the average rates currently offered for each type of loan (such as commercial or mortgage loans), the carrying amount, net of the related allowance for possible loan losses, is considered a reasonable estimate of fair value.

3.	The fair values of the remaining loans, which the Group determined that are at rates different to those currently offered, are estimated as the present value of future cash flows, discounted at the year-end interest rates at which similar loans are being granted to borrowers with similar credit ratings and remaining maturities.

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

J) GEOGRAPHIC AND BUSINESS SEGMENT DISCLOSURES

Certain geographic disclosures required by SFAS 131 are included in Note 25. Segment disclosures are the following:

•	European Retail Banking

•	Retail Banking Latin America

•	Asset Management and Private Banking

•	Global Wholesale Banking

•	Financial Management and Equity Stakes

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

Santander Group maintained in 2004 the presentation criteria applied in 2003 and in order to facilitate year-on-year comparison, the previous business segments have also been kept, without incorporating Abbey into the operating business segments. Abbey’s information is in a separate section.

The business segment’s definition and content are as follows:

•	European Retail Banking: This segment covers the banking activities of the different networks and specialized units in Europe, principally with individual clients and small and medium companies (“SMEs”), as well as private and public institutions. During 2004, this segment was made up of four units: Santander Central Hispano Retail Banking, Banesto, Portugal and Santander Consumer. There have been made some adjustments, of little significance in the 2002 figures of Santander Consumer, due to the change of dependency of some business units.

Back to Contents

•	Retail Banking Latin America: This segment covers the banking activities in Latin America through our subsidiary banks and finance companies. It does not include, unless there are distribution agreements, the results of investment banking or asset management channeled through specialized business units. In accordance with the principles already stated, the entities in these countries adopt Spanish accounting regulations. As stated above, amortization of goodwill, which is considered a cost unrelated to the management of business, and country-risk provisions are recorded in Financial Management and Equity Stakes.

•	Asset Management and Private Banking: Asset management includes pension and mutual funds and bancassurance. Private banking includes the activity carried out with clients via the specialized units in Spain and abroad. In both cases, the agreements for distribution with the Group’s networks throughout the world remain in force for remuneration of distribution and customer attention.

•	Global Wholesale Banking: This segment covers our corporate banking in Spain, the rest of Europe and New York, the treasury activities in Madrid and New York as well as investment banking throughout the world.

•	Financial Management and Equity Stakes: This segment is responsible for the centralized activities relating to strategic or temporary equity stakes in industrial and financial companies, financial management related to the structural exchange rate position, the Group’s asset and liability portfolio and management of issues and securitizations. It also controls all capital and reserves and allocations of capital and liquidity to the different business segments. Lastly, the segment also covers, on a temporary basis, businesses that are being wound down or closed. In exceptional circumstances, it is responsible for the launch of an activity of a strategic nature.

Financial ratios

Financial information related to business segments includes some financial ratios widely used to measure the performance of Spanish financial entities. Those ratios shouldn’t be considered “non-GAAP financial measure” as defined by the SEC.
In addition to ROE which is widely known, the following ratios are included:

•	Efficiency ratio: This is a cost to income ratio, measures the expenses incurred to generate income. It is calculated by adding personnel and general administrative expenses and dividing it by “gross operating income”.

•	NPL Ratio: “Non- Performing Loans” Ratio. Measures the percentage of non-performing loans (as defined under Spanish GAAP, see Item 4. Information on the company-B. Business Overview – Selected Statistical Information –Classified Assets- Bank of Spain Classification Requirement “) in relation to total loans.

•	NPL Coverage: Specific allowances for “Non-Performing Loans” (as defined under Spanish GAAP) as a percentage of “Non-Performing Loans”.

The following charts summarize key financial data of each business segment:

Euro million	Net Attributable Income			Variation %		ROE (%)

	2004	2003	2002	04/03	03/02	2004	2003	2002

European Retail Banking	2,120.3	1,761.6	1,565.7	20.4	12.5	19.50	19.51	19.03
Retail Banking Latin America	1,038.6	1,064.5	1,098.5	(2.4)	(3.1)	26.87	29.03	22.97
Asset Management & Private Banking	351.1	319.6	327.0	9.9	(2.3)	63.67	59.38	66.08
Global Wholesale Banking	331.1	225.6	176.3	46.8	27.9	20.87	13.32	9.34
Financial Management and Equity Stakes	(705.6)	(760.5)	(920.4)	—	—	—	—	—

Total	3,135.6	2,610.8	2,247.2	20.1	7.9	15.98	14.48	12.42

Euro million	Net Operating Income			Variation %		Efficiency (%)

	2004	2003	2002	04/03	03/02	2004	2003	2002

European Retail Banking	3,918.7	3,329.5	2,810.2	17.7	18.5	42.46	45.75	50.04
Retail Banking Latin America	1,741.2	1,653.6	2,204.5	5.3	(25)	55.26	54.86	54.01
Asset Management & Private Banking	479.1	416.6	476.4	15.0	(12.6)	42.33	43.99	41.94
Global Wholesale Banking	412.7	383.2	344.9	7.7	11.1	46.03	47.54	51.49
Financial Management and Equity Stakes	(6.5)	(62.3)	(270.2)	(89.5)	(77.0)	—	—	—

Total	6,545.2	5,720.7	5,565.8	14.4	2.8	47.44	49.34	52.28

Back to Contents

Euro million	Net Interest Income			Variation %

	2004	2003	2002	04/03	03/02

European Retail Banking	4,952.0	4,633.1	4,474.3	6.9	3.6
Retail Banking Latin America	3,369.7	2,965.3	4,589.3	13.6	(35.4)
Asset Management & Private Banking	123.1	93.6	114.3	31.5	(18.1)
Global Wholesale Banking	401.5	379.0	455.1	5.9	(16.7)
Financial Management and Equity Stakes	(210.5)	(112.7)	(274.3)	86.7	(58.9)

Total	8,635.7	7,958.3	9,358.7	8.5	(14.7)

The following are the reconciliation of reportable segment revenues to the Group’s consolidated totals:

Income statement,		Retail	Asset		Financial
By business segment	European	Banking	Management	Global	Management
January-December 2004	Retail	Latin	and Private	Wholesale	and Equity
Amounts in millions of Euro	Banking	America	Banking	Banking	Stakes	Total Group

Net interest income	4,952.0	3,369.7	123.1	401.5	(210.5)	8,635.7

Net fees and commissions	2,347.0	1,201.3	725.9	335.7	(0.6)	4,609.3

Basic revenue	7,298.9	4,571.0	849.0	737.2	(211.1)	13,245.0

Net gains on financial transactions	276.7	204.5	22.1	81.2	368.2	952.7

Gross operating income	7,575.6	4,775.5	871.0	818.3	157.1	14,197.7

Personnel and general expenses	(3,216.9)	(2,638.8)	(368.7)	(376.7)	(134.2)	(6,735.2)
a) Direct	(2,754.5)	(2,504.2)	(349.4)	(292.8)	(128.0)	(6,028.9)
Personnel expenses	(1,996.1)	(1,330.3)	(222.3)	(188.6)	(30.5)	(3,767.8)
General expenses	(758.3)	(1,173.9)	(127.1)	(104.2)	(97.5)	(2,261.0)
b) Assigned	(462.4)	(134.6)	(19.3)	(83.9)	(6.2)	(706.4)
Depreciation	(366.1)	(282.7)	(23.3)	(27.0)	(35.9)	(735.0)
Other operating costs	(74.0)	(112.8)	—	(1.9)	6.4	(182.3)

Net operating income	3,918.7	1,741.2	479.1	412.7	(6.5)	6,545.2

Net income from equity - accounted holdings	113.1	3.7	56.0	—	367.6	540.4
Net provisions for credit - losses	(1,040.0)	(286.7)	(9.2)	21.5	(333.3)	(1,647.7)
Other income	67.5	(182.6)	(9.1)	3.6	(263.6)	(384.4)
Goodwill amortization	—	—	—	—	(618.9)	(618.9)

Income before taxes	3,059.2	1,275.6	516.7	437.8	(854.7)	4,434.6

Net consolidated income	2,225.4	1,200.1	361.9	333.4	(452.9)	3,667.9

Net attributable income	2,120.3	1,038.6	351.1	331.1	(705.6)	3,135.6

Back to Contents

The total assets reconciliation from business segments to consolidated figures is presented in the table below:

Total Assets	Euro Millions

December 2004

European Retail Banking	203,128.2
Retail Banking Latin America	86,326.1
Asset Management & Private Banking	8,793.1
Global Wholesale Banking	74,190.2
Financial Management and Equity Stakes	104,440.5

Total assets for reportable segments	476,878.1

Balances between entities of different business segment	(60,196.7)
Liquidity lent between segments	(24,052.1)
Capital allocated to segments	(20,452.0)
Assets netted from liabilities in business segment balance sheet presentation (1)	4,810.9
Abbey National plc (2)	198,409.7

Consolidated Total Assets	575,397.9

(1)	Essentially "Treasury Stock" and "Accumulated losses at consolidated companies" items in the consolidated balance sheet.
(2)	Abbey was not considered in the breakdown of the business segments.

Back to Contents

European Retail Banking

Income statement. January-December
Millions of Euros				Change %

	2004	2003	2002	04/03	03/02

Net interest income	4,952.0	4,633.1	4,474.3	6.9	3.6

Net fees and commissions	2,347.0	2,115.4	1,964.2	11.0	7.7

Basic revenue	7,298.9	6,748.4	6,438.5	8.2	4.8

Net gains on financial transactions	276.7	175.7	95.9	57.5	83.1

Gross operating income	7,575.6	6,924.1	6,534.4	9.4	6.0

Personnel and general expenses	(3,216.9)	(3,168.0)	(3,269.7)	1.5	(3.1)
a) Personnel expenses	(1,996.1)	(1,992.1)	(2,025.8)	0.2	(1.7)
b) General expenses	(758.3)	(740.1)	(769.2)	2.5	(3.8)
c) Allocated expenses	(462.4)	(435.7)	(474.6)	6.1	(8.2)
Depreciation	(366.1)	(365.7)	(396.4)	0.1	(7.7)
Other operating costs	(74.0)	(61.0)	(58.2)	21.3	4.7

Net operating income	3,918.7	3,329.5	2,810.2	17.7	18.5

Income from equity - acc. holdings	113.1	87.9	72.2	28.7	21.9
Other income	67.5	57.3	(44.5)	17.8	—
Net provisions for credit - losses	(1,040.0)	(895.0)	(640.4)	16.2	39.8
Goodwill amortization	—	—	—	—	—

Income before taxes	3,059.2	2,579.7	2,197.4	18.6	17.4

Net consolidated income	2,225.4	1,862.7	1,636.6	19.5	13.8

Net attributable income	2,120.3	1,761.6	1,565.7	20.4	12.5

Balance sheet. December
Loans and credits	144,273.9	125,137.2	109,207.8	15.3	14.6
Government debt securities	4,315.7	4,009.4	4,029.5	7.6	(0.5)
Due from credit institutions	29,858.2	31,512.5	22,203.5	(5.3)	41.9
Investment securities	13,664.0	9,636.3	6,911.7	41.8	39.4
Tangible and intangible assets	3,037.1	2,979.6	3,180.2	1.9	(6.3)
Other assets	7,979.3	7,466.7	7,960.4	6.9	(6.2)

Total Assets / Liabilities	203,128.2	180,741.7	153,493.0	12.4	17.8

Customer deposits	98,011.7	93,282.1	90,254.8	5.1	3.4
Debt securities	20,398.1	13,035.9	7,401.3	56.5	76.1
Subordinated debt	1,662.0	1,211.5	1,017.7	37.2	19.0
Due to credit institutions	42,624.1	39,501.3	32,954.0	7.9	19.9
Other liabilities	28,387.8	23,874.2	13,445.6	18.9	77.6
Capital assigned	12,044.6	9,836.9	8,419.5	22.4	16.8

Other managed funds (off - balance sheet)	68,863.6	61,716.8	53,224.9	11.6	16.0

Mutual funds	58,788.6	53,066.9	45,855.6	10.8	15.7
Pension funds	7,540.4	6,842.4	6,094.0	10.2	12.3
Managed portfolios	2,534.6	1,807.5	1,275.2	40.2	41.7

Customer funds	188,935.3	169,246.3	151,898.7	11.6	11.4

Total managed funds	271,991.7	242,458.6	206,717.9	12.2	17.2

Ratios (%)
ROE	19.50	19.51	19.03
Efficiency Ratio	42.46	45.75	50.04
NPL Ratio	1.06	1.09	1.41
NPL coverage	235.33	209.82	161.99

Back to Contents

Santander Central Hispano Retail Banking
Income statement. January-December
Millions of Euros
	2004	2003	2002

Net interest income	2,005.5	2,064.8	2,064.8

Net fees and commissions	1,487.2	1,316.0	1,144.4

Basic revenue	3,492.6	3,380.9	3,209.1

Net gains on financial transactions	146.7	50.8	40.8

Gross operating income	3,639.3	3,431.7	3,249.9

Personnel and general expenses	(1,565.5)	(1,559.2)	(1,625.1)
a) Personnel expenses	(975.2)	(987.0)	(999.4)
b) General expenses	(189.7)	(199.3)	(200.2)
c) Allocated expenses	(400.6)	(373.0)	(425.5)
Depreciation	(174.3)	(178.1)	(184.7)
Other operating costs	(39.9)	(36.9)	(56.6)

Net operating income	1,859.6	1,657.5	1,383.6

Income from equity - acc. holdings	—	—	0.0
Other income	(425.7)	3.6	(5.0)
Net provisions for credit — losses	14.1	(371.7)	(284.8)
Goodwill amortization	—	—	—

Income before taxes	1,448.0	1,289.4	1,093.8

Net consolidated income	1,041.4	927.7	787.2

Net attributable income	1,041.4	926.5	786.0

Balance sheet. December
Loans and credits	66,837.3	60,012.4	49,646.5
Government debt securities	—	—	—
Due from credit institutions	91.7	21.5	29.9
Investment securities	1.0	1.1	1.3
Tangible and intangible assets	1,599.4	1,612.2	1,719.4
Other assets	784.8	866.8	994.6

Total Assets / Liabilities	69,314.1	62,513.9	52,391.7

Customer deposits	42,652.9	42,426.9	42,606.9
Debt securities	2,248.6	387.5	553.4
Subordinated debt	—	—	0.0
Due to credit institutions	14.5	332.6	553.2
Other liabilities	18,844.3	14,724.4	4,774.9
Capital assigned	5,553.8	4,642.5	3,903.4

Other managed funds (off - balance sheet)	47,384.8	42,654.8	37,267.4

Mutual funds	42,141.5	37,888.7	33,047.3
Pension funds	5,243.3	4,766.2	4,220.1
Managed portfolios	—	—	—

Customer funds	92,286.3	85,469.2	80,427.7

Total managed funds	116,698.9	105,168.8	89,659.1

Ratios (%)
ROE	20.78	22.40	21.34
Efficiency Ratio	43.02	45.44	50.00
NPL Ratio	0.55	0.73	1.08
NPL coverage	399.41	262.87	170.14

Back to Contents

Banesto
Income statement. January-December
Millions of Euros
	2004	2003	2002

Net interest income	1,142.8	1,058.9	1,002.7

Net fees and commissions	502.4	462.4	432.1

Basic revenue	1,645.1	1,521.2	1,434.8

Net gains on financial transactions	74.5	57.1	47.0

Gross operating income	1,719.6	1,578.4	1,481.8

Personnel and general expenses	(783.9)	(764.8)	(762.3)
a) Personnel expenses	(557.7)	(545.2)	(543.5)
b) General expenses	(198.0)	(193.4)	(194.9)
c) Allocated expenses	(28.2)	(26.2)	(23.9)
Depreciation	(97.7)	(101.1)	(96.4)
Other operating costs	(22.1)	(19.9)	(14.0)

Net operating income	815.9	692.6	609.1

Income from equity - acc. holdings	91.0	74.4	56.1
Other income	54.4	27.1	15.4
Net provisions for credit - losses	(199.9)	(171.4)	(118.3)
Goodwill amortization	—	—	—

Income before taxes	761.5	622.7	562.3

Net consolidated income	533.6	436.4	434.1

Net attributable income	470.1	379.9	414.2

Balance sheet. December
Loans and credits	39,540.1	31,250.3	26,701.7
Government debt securities	4,315.7	4,009.4	4,029.5
Due from credit institutions	13,364.2	12,627.5	8,265.9
Investment securities	3,869.0	4,243.2	4,632.1
Tangible and intangible assets	783.5	785.8	890.4
Other assets	4,610.5	4,479.4	4,591.6

Total Assets / Liabilities	66,483.1	57,395.7	49,111.1

Customer deposits	30,994.3	28.637.0	25,501.2
Debt securities	11,400.8	5,658.3	2,601.6
Subordinated debt	1,243.0	762.1	468.1
Due to credit institutions	13,076.8	13,873.0	12,085.6
Other liabilities	6,749.1	5,858.1	6,216.1
Capital assigned	3,019.1	2,607.2	2,238.5

Other managed funds (off - balance sheet)	13,108.2	11,745.7	9,996.7

Mutual funds	11,398.9	10,330.5	8,743.0
Pension funds	1,326.6	1,190.4	1,046.0
Managed portfolios	382.6	224.8	207.7

Customer funds	56,746.3	46,803.1	38,567.6

Total managed funds	79,591.3	69,141.3	59,107.8

Ratios (%)
ROE	16.79	15.57	17.28
Efficiency Ratio	45.59	48.46	51.44
NPL Ratio	0.55	0.66	0.78
NPL coverage	391.76	339.32	274.57

Back to Contents

Portugal (retail banking)
Income statement. January-December
Millions of Euros
	2004	2003	2002

Net interest income	640.0	613.2	649.1

Net fees and commissions	260.2	232.0	185.2

Basic revenue	900.2	845.2	834.3

Net gains on financial transactions	9.8	7.1	16.9

Gross operating income	910.0	852.3	851.2

Personnel and general expenses	(403.6)	(412.7)	(420.3)
a) Personnel expenses	(253.5)	(255.9)	(261.2)
b) General expenses	(134.5)	(142.3)	(145.2)
c) Allocated expenses	(15.6)	(14.5)	(13.8)
Depreciation	(59.4)	(56.1)	(61.1)
Other operating costs	(10.7)	(3.5)	(3.9)

Net operating income	436.4	380.1	366.0

Income from equity – acc. holdings	–	–	4.0
Other income	9.9	19.7	(47.0)
Net provisions for credit – losses	(113.8)	(107.7)	(50.6)
Goodwill amortization	–	–	–

Income before taxes	332.4	292.0	272.4

Net consolidated income	291.0	248.9	235.7

Net attributable income	249.9	213.2	191.2

Ratios (%)
ROE	17.42	16.88	15.49
Efficiency Ratio (personnel & gen. expenses / net op. revenue)	44.35	48.42	49.38
NPL Ratio	3.14	2.30	2.27
NPL coverage	111.35	125.44	110.77

Santander Consumer
Income statement. January-December
Millions of Euros

	2004	2003	2002

Net interest income	1,163.7	878.2	696.9

Net fees and commissions	97.3	86.4	164.3

Basic revenue	1,261.0	964.6	861.2

Net gains on financial transactions	45.8	60.7	(9.0)

Gross operating income	1,306.8	1,025.3	852.2

Personnel and general expenses	(463.8)	(409.0)	(396.5)
a) Personnel expenses	(209.7)	(194.2)	(199.3)
b) General expenses	(236.1)	(194.0)	(187.2)
c) Allocated expenses	(18.0)	(20.8)	(10.0)
Depreciation	(34.8)	(29.0)	(48.6)
Other operating costs	(1.3)	(0.8)	16.3

Net operating income	806.8	586.6	423.4

Income from equity - acc. holdings	22.1	13.5	12.0
Net provisions for credit - losses	(300.6)	(227.0)	(157.7)
Other income	(10.9)	9.9	5.8

Income before taxes	517.4	382.9	283.5

Net consolidated income	359.4	255.4	199.4

Net attributable income	359.0	247.8	194.0

Ratios (%)
ROE	22.02	21.19	25.91
Efficiency Ratio	35.50	39.89	46.53
NPL Ratio	2.22	2.12	2.90
NPL coverage	153.48	149.70	142.25

Back to Contents

Retail Banking Latin America

Income statement. January-December
				Change %

Millions of Euros	2004	2003	2002	04/03	03/02

Net interest income	3,369.7	2,965.3	4,589.3	13.6	(35.4)

Net fees and commissions	1,201.3	1,036.0	1,267.9	16.0	(18.3)

Basic revenue	4,571.0	4,001.3	5,857.2	14.2	(31.7)

Net gains on financial transactions	204.5	501.3	103.6	(59.2)	384.1

Gross operating income	4,775.5	4,502.6	5,960.8	6.1	(24.5)

Personnel and general expenses	(2,638.8)	(2,470.0)	(3,219.3)	6.8	(23.3)
a) Personnel expenses	(1,330.3)	(1,270.4)	(1,643.0)	4.7	(22.7)
b) General expenses	(1,173.9)	(1,068.6)	(1,439.4)	9.9	(25.8)
c) Allocated expenses	(134.6)	(131.0)	(136.9)	2.8	(4.3)
Depreciation	(282.7)	(280.9)	(336.8)	0.6	(16.6)
Other operating costs	(112.8)	(98.0)	(200.2)	15.1	(51.0)

Net operating income	1,741.2	1,653.6	2,204.5	5.3	(25.0)

Income from equity - acc. holdings	3.7	(4.8)	(1.6)	–	209.2
Other income	(182.6)	74.3	145.4	–	(48.9)
Net provisions for credit - losses	(286.7)	(340.6)	(1,054.2)	(15.8)	(67.7)
Goodwill amortization	–	–	–	–	–

Income before taxes	1,275.6	1,382.5	1,294.2	(7.7)	6.8

Net consolidated income	1,200.1	1,197.4	1,172.7	0.2	2.1

Net attributable income	1,038.6	1,064.5	1,098.5	(2.4)	(3.1)

Balance sheet: December				Change %

Millions of Euros	2004	2003	2002	04/03	03/02

Loans and credits	33,691.5	28,234.7	32,567.4	19.3	(13.3)
Due from credit institutions	15,347.7	16,480.6	16,623.7	(6.9)	(0.9)
Investment securities	25,773.3	20,896.3	22,620.9	23.3	(7.6)
Tangible and intangible assets	1,384.6	1,435.7	1,590.6	(3.6)	(9.7)
Other assets	10,129.1	9,567.1	10,507.4	5.9	(9.0)

Total Assets / Liabilities	86,326.1	76,614.3	83,909.8	12.7	(8.7)

Customer deposits	39,698.9	35,851.3	39,739.7	10.7	(9.8)
Debt securities	5,117.8	4,397.9	5,374.4	16.4	(18.1)
Subordinated debt	725.2	531.8	604.0	36.4	(12.0)
Due to credit institutions	29,764.1	25,414.3	27,753.9	17.1	(8.4)
Other liabilities	7,087.3	6,785.1	6,810.1	4.5	(0.4)
Capital assigned	3,932.9	3,633.9	3,627.8	8.2	0.2

Other managed funds (off - balance sheet)	31,736.3	27,765.0	24,626.8	14.3	12.7

Mutual funds	14,385.3	12,258.3	10,288.7	17.4	19.1
Pension funds	13,356.7	11,972.5	10,858.5	11.6	10.3
Managed portfolios	3,994.3	3,534.2	3,479.6	13.0	1.6

Customer funds	77,278.1	68,545.9	70,344.9	12.7	(2.6)

Total managed funds	118,062.4	104,379.2	108,536.6	13.1	(3.8)

Ratios (%)
ROE	26.87	29.03	22.97
Efficiency Ratio	55.26	54.86	54.01
NPL Ratio	2.58	3.90	4.08
NPL coverage	163.53	125.08	113.66

Back to Contents

2004 Key magnitudes by country
		Customer
		funds on
	Loans and	Balance	Mutual	Pension
Millions of Euros	credits	Sheet	funds	funds

Brazil	6,026.7	7,089.7	6,973.4	–
Mexico	10,055.1	16,556.4	4,071.6	2,591.0
Chile	10,325.0	11,501.7	1,920.7	5,091.0
Puerto Rico	4,105.6	3,836.4	1,006.1	–

Subtotal	30,512.4	38,984.2	13,971.8	7,682.0

Venezuela	1,408.9	3,172.7	3.3	–
Colombia	840.3	557.9	72.7	1,166.1
Other countries	2,417.3	2,827.0	337.4	4,508.6

Total	35,179.0	45,541.8	14,385.3	13,356.7

Back to Contents

Asset Management and Private Banking

Income statement. January-December				Change %

Millions of Euros	2004	2003	2002	04/03	03/02

Net interest income	123.1	93.6	114.3	31.5	(18.1)

Net fees and commissions	725.9	677.1	721.3	7.2	(6.1)

Basic revenue	849.0	770.7	835.6	10.2	(7.8)

Net gains on financial transactions	22.1	28.1	34.2	(21.4)	(18.0)

Gross operating income	871.0	798.7	869.8	9.1	(8.2)

Personnel and general expenses	(368.7)	(351.4)	(364.8)	4.9	(3.7)
a) Personnel expenses	(222.3)	(211.7)	(209.8)	5.0	0.9
b) General expenses	(127.1)	(122.1)	(134.5)	4.1	(9.2)
c) Allocated expenses	(19.3)	(17.6)	(20.5)	9.7	(13.9)
Depreciation	(23.3)	(29.4)	(28.0)	(20.8)	5.2
Other operating costs	0.0	(1.3)	(0.6)	—	103.6

Net operating income	479.1	416.6	476.4	15.0	(12.6)

Income from equity - acc. holdings	56.0	69.5	48.7	(19.4)	42.7
Other income	(9.1)	(6.3)	(38.7)	44.4	(83.6)
Net provisions for credit - losses	(9.2)	(4.1)	(4.2)	124.4	(1.5)
Goodwill amortization	—	—	—	—	—

Income before taxes	516.7	475.6	482.2	8.6	(1.4)

Net consolidated income	361.9	336.8	331.3	7.5	1.7

Net attributable income	351.1	319.6	327.0	9.9	(2.3)

Balance sheet. December				Change %

Millions of Euros	2004	2003	2002	04/03	03/02

Loans and credits	2,154.0	1,548.7	1,448.8	39.1	6.9
Government debt securities	4.4	4.5	11.0	(2.2)	(59.1)
Due from credit institutions	5,058.8	6,036.1	6,732.2	(16.2)	(10.3)
Investment securities	1,185.2	845.3	701.7	40.2	20.5
Other assets	390.7	521.5	571.9	(25.1)	(8.8)

Total Assets / Liabilities	8,793.1	8,956.0	9,465.6	(1.8)	(5.4)

Customer deposits	5,859.7	6,136.2	7,216.8	(4.5)	(15.0)
Debt securities	—	—	0.0	—	—
Subordinated debt	—	—	0.0	—	—
Due to credit institutions	1,636.5	1,405.6	893.7	16.4	57.3
Other liabilities	776.6	821.2	835.4	(5.4)	(1.7)
Capital assigned	520.3	593.0	519.7	(12.3)	14.1

Other managed funds (off - balance sheet)	23,767.8	18,387.1	14,583.9	29.3	26.1

Mutual funds	19,166.5	14,735.2	11,603.9	30.1	27.0
Pension funds	134.0	104.3	72.2	28.5	44.5
Managed portfolios	4,467.2	3,547.7	2,907.8	25.9	22.0

Customer funds	29,627.5	24.523.4	21,800.7	20.8	12.5

Total managed funds	32,560.9	27.343.2	24,049.5	19.1	13.7

Ratios (%)
ROE	63.67	59.38	66.08
Efficiency Ratio	42.33	43.99	41.94
NPL Ratio	0.71	0.19	0.24
NPL coverage	217.09	—	n.m.

Back to Contents

Global Wholesale Banking

Income statement. January-December

Millions of Euros				Change %

	2004	2003	2002	04/03	03/02

Net interest income	401.5	379.0	455.1	5.9	(16.7)

Net fees and commissions	335.7	330.8	326.0	1.5	1.5

Basic revenue	737.2	709.8	781.0	3.9	(9.1)

Net gains on financial transactions	81.2	76.3	(6.0)	6.4	—

Gross operating income	818.3	786.1	775.1	4.1	1.4

Personnel and general expenses	(376.7)	(373.7)	(399.1)	0.8	(6.4)
a) Personnel expenses	(188.6)	(197.2)	(218.2)	(4.4)	(9.6)
b) General expenses	(104.2)	(97.7)	(96.7)	6.7	1.1
c) Allocated expenses	(83.9)	(78.7)	(84.2)	6.6	(6.5)
Depreciation	(27.0)	(27.3)	(29.8)	(1.3)	(8.2)
Other operating costs	(1.9)	(1.8)	(1.3)	5.6	38.3

Net operating income	412.7	383.2	344.9	7.7	11.1

Income from equity - acc. holdings	—	(4.0)	(1.7)	(100.0)	130.5
Other income	3.6	(30.3)	(18.9)	—	60.3
Net provisions for credit - losses	21.5	(43.3)	(65.4)	—	(33.8)
Goodwill amortization	—	—	—	—	—

Income before taxes	437.8	305.7	258.9	43.2	18.0

Net consolidated income	333.4	229.0	176.9	45.6	29.4

Net attributable income	331.1	225.6	176.3	46.8	27.9

Balance sheet. December

Millions of Euros				Change %

	2004	2003	2002	04/03	03/02

Loans and credits	17,639.8	16,356.9	19,350.7	7.8	(15.5)
Government debt securities	4,335.9	4,869.6	6,142.9	(11.0)	(20.7)
Due from credit institutions	37,621.5	26,244.8	33,160.0	43.4	(20.9)
Investment securities	6,238.2	6,406.4	5,615.0	(2.6)	14.1
Other assets	8,354.6	8,209.6	5,504.5	1.8	49.1

Total Assets / Liabilities	74,190.2	62,087.3	69,773.1	19.5	(11.0)

Customer deposits	28,428.5	20,430.2	24,542.3	39.2	(16.8)
Debt securities	1,850.0	508.5	1,227.5	263.8	(58.6)
Subordinated debt	—	32.4	32.4	(100.0)	—
Due to credit institutions	25,556.4	20,477.1	22,050.2	24.8	(7.1)
Other liabilities	16,663.8	19,073.5	20,153.2	(12.6)	(5.4)
Capital assigned	1,691.5	1,565.7	1,767.4	8.0	(11.4)

Other managed funds (off - balance sheet)	1,067.7	1,034.0	902.4	3.3	14.6

Mutual funds	438.5	441.7	391.4	(0.7)	12.9
Pension funds	628.8	575.6	488.7	9.2	17.8
Managed portfolios	0.4	16.8	22.3	(97.6)	(24.6)

Customer funds	31,346.2	22,005.1	26,704.6	42.5	(17.6)

Total managed funds	75,257.9	63,121.3	70,675.4	19.2	(10.7)

Ratios (%)
ROE	20.87	13.32	9.34
Efficiency Ratio	46.03	47.54	51.49
NPL Ratio	0.39	0.70	1.21
NPL coverage	430.15	308.38	196.37

Back to Contents

Financial Management and Equity Stakes

Income statement. January-December

Millions of Euros				Change %

	2004	2003	2002	04/03	03/02

Net interest income	(210.5)	(112.7)	(274.3)	86.8	(58.9)

Net fees and commissions	(0.6)	11.4	9.9	—	15.0

Basic revenue	(211.1)	(101.3)	(264.4)	108.4	(61.7)

Net gains on financial transactions	368.2	217.6	128.5	69.3	69.3

Gross operating income	157.1	116.2	(135.9)	35.2	—

Personnel and general expenses	(134.2)	(114.6)	(69.2)	17.1	65.5
a) Personnel expenses	(30.5)	(16.8)	(19.7)	81.1	(14.7)
b) General expenses	(97.5)	(92.1)	(43.4)	5.9	112.0
c) Allocated expenses	(6.2)	(5.7)	(6.1)	9.6	(6.7)
Depreciation	(35.9)	(59.4)	(99.0)	(39.7)	(39.9)
Other operating costs	6.4	(4.5)	33.9	—	—

Net operating income	(6.5)	(62.3)	(270.2)	(89.5)	(77.0)

Income from equity - acc. holdings	367.6	258.7	162.4	42.1	59.3
Other income	(263.6)	1,615.8	626.6	—	157.9
Net provisions for credit - losses	(333.3)	(212.7)	115.9	56.7	—
Goodwill amortization	(618.9)	(2,241.7)	(1,358.6)	(72.4)	65.0

Income before taxes	(854.7)	(642.2)	(724.0)	33.1	11.3

Net consolidated income	(452.9)	(393.9)	(531.9)	15.0	25.9

Net attributable income	(705.6)	(760.5)	(920.4)	(7.2)	17.4

Balance sheet. December

Government debt securities	6,959.4	22,224.4	14,805.1	(68.7)	50.1
Investment securities	16,848.0	21,891.1	10,002.8	(23.0)	118.9
Goodwill	16,951.8	7,379.5	9,950.1	129.7	(25.8)
Liquidity lent to other business segments	24,052.1	23,986.1	17,847.1	0.3	34.4
Capital assigned to other business segments	20,452.0	15,629.5	14,334.4	30.9	9.0
Other assets	19,177.1	13,991.6	12,600.1	37.1	11.0

Total Assets / Liabilities	104,440.5	105,102.1	79,539.6	(0.6)	32.1

REPOs	698.4	23,393.2	13,438.4	(97.0)	74.1
Debt securities	26,066.9	26,499.0	17,285.9	(1.6)	53.3
Subordinated debt	10,488.5	9,445.4	10,796.1	11.0	(12.5)
Preferred stock	3,814.2	3,984.4	4,916.8	(4.3)	(19.0)
Other liabilities	32,613.2	24,582.8	16,379.7	32.7	50.1
Group capital and reserves	30,759.4	17,197.3	16,722.7	78.9	2.8

Other managed funds (off - balance sheet)	—	—	—	—	—

Mutual funds	—	—	—	—	—
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—

Customer funds	38,398.8	39,580.2	34,144.1	(3.0)	15.9

Total managed funds	104,440.5	105,102.1	79,539.6	(0.6)	32.1

Back to Contents

Industrial Equity stakes
Income statement. January-December
Millions of Euros				Change %
	2004	2003	2002	04/03	03/02

Contribution to results (*)	402.2	356.9	271.4	12.7	31.5
Financing costs	(83.6)	(85.5)	(135.6)	(2.3)	(36.9)

Revenue	318.6	271.3	135.8	17.4	99.8

Operating costs	(15.8)	(17.9)	(17.5)	(11.8)	2.1
Realized capital gains and other	248.2	196.7	713.9	26.2	(72.4)

Income before taxes	551.1	450.2	832.1	22.4	(45.9)

Net attributable income	459.9	378.5	716.2	21.5	(47.1)

(*) Dividends and income from equity-accounted holding included.

Financial stakes
Income statement. January-December
Millions of Euros				Change %
	2004	2003	2002	04/03	03/02

Contribution to results (*)	377.0	242.3	285.8	55.6	(15.2)
Financing costs	(86.4)	(82.5)	(146.6)	4.7	(43.7)

Revenue	290.6	159.9	139.3	81.8	14.8

Operating costs	(3.1)	(2.3)	(2.3)	34.8	(1.6)
Realized capital gains and other	464.4	125.2	979.2	270.9	(87.2)

Income before taxes	751.9	282.7	1,116.2	166.0	(74.7)

Net attributable income	779.0	331.7	980.2	134.9	(66.2)

(*) Dividends and income from equity-accounted holding included.

K) MINORITY INTEREST

Minority interest reflected in the consolidated balance sheet as of December 31, 2004, includes non-cumulative preferred non-voting shares issued by BSCH Finance Limited, BCH Capital Limited, Santander Finance Capital, S.A., and Santander Finance Preferred, S.A., guaranteed by the Bank. It also includes non-cumulative preferred non-voting shares issued by Banesto Holdings, Ltd., Totta & Açores Financing Limited, Pinto Totta International Finance, Ltd., Banesto Preferentes, S.A., Banco Español de Crédito, S.A., and Abbey Group.

All of these are perpetual securities and there is no obligation that requires the Group to redeem them. None of these are mandatorily redeemable as defined in SFAS No. 150. All securities have been fully subscribed by third parties outside the Group (see Note 19 and Exhibit III), and are described in the table below:

Back to Contents

		Outstanding at December 31, 2004

		Amount in
Issuer/Date of issue	Currency	currency (million)	Interest rate

BSCH Finance Limited (**)
Series L (may-98) (*)	Euro	255.65	6.250%
Series M (aug-98) (*)	Euro	250	6.150%
Series Q (oct-00) (*)	US$	300	8.625%
BCH Capital Limited (**)
1995	US$	230	9.43%
Banesto Holdings, Ltd. (**)
1992	US$	77.3	10.50%
Totta & Açores Financing Limited (**)
1996	US$	150	Var.
Pinto Totta International Finance, Ltd. (**)
1997	US$	250	Var.
Banesto Preferentes, S.A. (**)
2003	Euro	131.14	Euribor (3M) + 0.2%

Banco Español de Crédito, S.A.
2004 (october)	Euro	125	Fixed to 6% until October 29, 2005, and from this date, Eur CMS 10 + 0.125%

2004 (november)	Euro	200	5.5%

Santander Finance Capital, S.A. (**)
Serie I (oct-03)	Euro	450	Fixed to 3% until April 7, 2004, and from this date, Euribor (3M) + 0.1%

Serie II (feb-04)	Euro	400	Fixed to 3% until August 18, 2004, and from this date, Euribor (3M) + 0.1%

Serie III (july-04)	Euro	750	Fixed to 3% until January 30, 2005, and from this date, Euribor (3M) + 0.1%

Serie IV (sept-04)	Euro	680	Fixed to 3% until March 30, 2005, and from this date, Euribor (3M) + 0.1%

Santander Finance Preferred, S.A. (**)
Series 1 (march-04)	US$	190	6.41%

Series 2 (sept-04)	Euro	300	Eur CMS 10 +0.05% subject to a maximum distribution of 8% per annum

Series 3 (oct-04)	Euro	200	5.75%

Abbey Group

Abbey National Capital Trust I – 2000 (**)	US$	1,000	Fixed to 8.963% until June 30, 2030, and from this date, 2.825% + Libor USD (3M)

Abbey National plc – 1995	GBP	100	10.375%
Abbey National plc – 1996	GBP	100	10.375%
Abbey National plc – 1997	GBP	125	8.625%
Abbey National plc – 2001	US$	450	7.375%
Abbey National plc – 2001 (**)(***)	GBP	300	7.037%

Abbey National plc – 2002 (**)	GBP	175	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M)

Abbey National plc – 2002 (**)	US$	500	7.375%

(*)	On February 15, 2005, BSCH Finance Limited redeemed the SERIES L and SERIES M, in whole, at a redemption price of €25.00 per share, plus accrued and unpaid dividends for the then current quarterly dividend period.

(**)	These entities have been designated “Variable Interest Entities” (VIEs) and they are considered non-consolidated. Therefore, their issues have been excluded of the consolidated financial statements of the Group. From this moment, the Group has recognized the subordinated deposits, related to these issues, and their interests. See Note 28.4, where these issues have been classified as “Long Term Debt” and their dividends, as “Interest on Long-Term Debt”, respectively. Refer to Note 28.1 for more information.

(***)	From February 14, 2026, this issue will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on a five-year specified United Kingdom government security.

Back to Contents

BSCH FINANCE LIMITED

   BSCH Finance Limited was incorporated under the laws of the Cayman Islands on September 29, 1993.

   The common stock of the company is wholly owned by Banco Santander Central Hispano, S.A.

   Presented below are the condensed balance sheet, condensed statements of income and statements of changes in retained earnings for BSCH Finance Limited, prepared in conformity with U.S. GAAP.

   Balance sheets

	Thousands of Euros

BSCH FINANCE LIMITED	2004	2003

Assets:

Cash	25,411	16,451
Deposits with Parent	767,396	2,856,889
Accrued interest receivable from Parent	1,393	13,348

Total Assets	794,200	2,886,688
Liabilities and stockholders' equity:

LIABILITIES:
Other Liabilities	6	12
Dividends payable	—	3,994

Total Liabilities:	6	4,006
STOCKHOLDERS’ EQUITY:
Non-cumulative guaranteed preference shares	828,538	2,861,394
Common Stock – Class A, U.S.$1 par value; 2 shares authorized, issued and outstanding	1	1
Common Stock – Class B, U.S.$1 par value; 500,000,000 shares authorized, 96,411,000 and 125,411,000 issued and outstanding as of December 31, 2004 and 2003, respectively	74,698	97,168
Retained earnings	(109,043)	(75,881)

Total Stockholders’ Equity	794,194	2,882,682

Total liabilities and stockholders’ equity	794,200	2,886,688

   Statement of income

	Thousands of Euros

BSCH FINANCE LIMITED	2004	2003

Interest income from deposits with Parent	103,705	242,347
Administrative expenses	(140)	(269)
Foreign exchange rate losses	(32,501)	(159,337)
Net income / (loss)	71,064	82,741

Back to Contents

	Statement of changes in retained earnings

Thousands of Euros
	Common Stocks (1)		Non-cumulative
			Guaranteed		Total
			Preference	Retained	Stockholders'
Changes in Stockholders’ Equity	Shares	Amount	Shares (2)	Earnings	Equity

Balance at December 31, 2002	204,537,233	158,475	3,932,568	99,818	4,190,861

Redemption of Class B common stock	(79,126,231)	(61,306)	—	6,911	(54,395)
Redemption of Preference Shares
F, G, H, J and R			(1,071,174)	(34,856)	(1,106,030)
Dividends declared	—	—	—	(230,495)	(230,495)
Net income	—	—	—	82,741	82,741

Balance at December 31, 2003	125,411,002	97,169	2,861,394	(75,881)	2,882,682

Redemption of Class B common stock	(29,000,000)	(22,470)	—	—	(22,470)
Redemption of Preference Shares
K, N, O and P	—	—	(2,032,856)	—	(2,032,856)
Dividends declared	—	—	—	(104,226)	(104,226)
Net income	—	—	—	71,064	71,064

Balance at December 31, 2004	96,411,002	74,699	828,538	(109,043)	794,194

(1)	On March 31, 2003 and September 30, 2003, BSCH Finance Limited redeemed 12,204,000 and 66,922,231 Class B ordinary shares for an amount of 61,306 thousands of Euros.
On February 16, 2004, BSCH Finance Limited redeemed 29,000,000 Class B Ordinary Shares for an amount of 22,470 thousands of Euros.

(2)	BSCH Finance Limited redeemed Series F, Series G, Series H, Series J, Series K, Series N, Series O, Series P and Series R as follows:
	•	Under the terms of issue of the Series F Shares (as more particularly set out in the Company’s Prospectus dated January 10, 1997, and January 30, 1997 relating thereto), the Company exercised the right to redeem the Series F Shares, in whole, at a redemption price of US$25.8125 per share, plus accrued and unpaid dividends for the then current quarterly dividend period.
	•	Under the terms of issue of the Series G Shares (as more particularly set out in the Company’s Prospectus dated May 1, 1997 relating thereto), the Company exercised the right to redeem the Series G Shares, in whole, at a redemption price of US$25.8125 per share, plus accrued and unpaid dividends for the then current quarterly dividend period.
	•	Under the terms of issue of the Series H Shares (as more particularly set out in the Company’s Prospectus dated June 12, 1997 relating thereto), the Company exercised the right to redeem the Series H Shares, in whole, at a redemption price of US$25.00 per share, plus accrued and unpaid dividends for the then current quarterly dividend period.
	•	Under the terms of issue of the Series J Shares (as more particularly set out in the Company’s Prospectus dated December 15, 1997 relating thereto), the Company exercised the right to redeem the Series J Shares, in whole, at a redemption price of US$25.00 per share, plus accrued and unpaid dividends for the then current quarterly dividend period.
	•	On February 13, 2003 the resolution of the Board of Directors approved the redemption of the Series R Shares, in whole, at a redemption price of US$25.00 per share, plus accrued and unpaid dividends for the then current quarterly dividend period.
	•	Under the terms of issue of the Series K Shares (as more particularly set out in the Company’s Offering Circular dated May 18, 1998 relating thereto), the Company exercised the right to redeem the Series K Shares, in whole, at a redemption price of US$25.00 per share, plus accrued and unpaid dividends for the then current quarterly dividend period.
	•	Under the terms of issue of the Series N Shares (as more particularly set out in the Company’s prospectus dated November 27, 1998 relating thereto), the Company exercised the right to redeem the Series N Shares, in whole, at a redemption price of Euro 25.00 per share, plus accrued and unpaid dividends for the then current quarterly dividend period.
	•	Under the terms of issue of the Series O Shares (as more particularly set out in the Company’s Offering Circular registered with the Comision Nacional del Mercado de Valores on April 30, 1999 relating thereto), the Company exercised the right to redeem the Series O Shares, in whole, at a redemption price of Euro 25.00 per share, plus accrued and unpaid dividends for the then current quarterly dividend period.
	•	Under the terms of issue of the Series P Shares (as more particularly set out in the Company’s Offering Circular registered with the Comisión Nacional del Mercado de Valores on dated May 13, 1998 relating thereto), the Company exercised the right to redeem the Series P Shares, in whole, at a redemption price of Euro 25.00 per share, plus accrued and unpaid dividends for the then current quarterly dividend period.
The Bank of Spain has consented to the redemption of the Shares.

Back to Contents

As of December 31, 2003, BSCH Finance Limited was the main issuer of preference shares with a total exchange value of 2,794 millions of Euros. After the Company redeemed four issues of preference shares, for an amount of more than 2,000 millions of Euros, and Santander Finance Capital, S.A. launched three issues in 2004, for an amount of 1,830 millions of Euros, as of December 31, 2004, Santander Finance Capital, S.A. became the main issuer with a total amount of 2,280 millions of Euros.

   SANTANDER FINANCE CAPITAL, S.A.–

Santander Finance Capital, S.A. was established in Spain on July 8, 2003.

The common stock of the company is wholly owned by Banco Santander Central Hispano, S.A.

Presented below are the condensed balance sheet, condensed statements of income and statements of changes in the stockholders’ equity for Santander Finance Capital, S.A., prepared in conformity with Spanish GAAP.

Balance sheets

	Thousands of Euros

SANTANDER FINANCE CAPITAL, S.A.	2004	2003

Assets:
Cash	6,947	120
Deposits with Parent Bank	2,235,269	443,100
Start-up expenses	38,793	6,548
Accrual accounts	8,551	3,465

Total Assets	2,289,560	453,233
Liabilities and stockholders' equity:

LIABILITIES:
SHORT-TERM DEBT
Public entities	2,099	—
Accrual accounts	7,495	3,144
Non-commercial debts	—	15

Total Short-term Liabilities:	9,594	3,159
LONG-TERM DEBT
Debts with Group companies	5	—
Provisions for taxes	—	5
Preference shares	2,280,000	450,000

Total Long-term Liabilities	2,280,005	450,005

Total Liabilities:	2,289,599	453,164
STOCKHOLDERS’ EQUITY:
Capital stock	60	60
Retained earnings	9	—
Net income	(108)	9

Total Stockholders’ Equity	(39)	69

Total liabilities and stockholders’ equity	2,289,560	453,233

Back to Contents

Statement of income

	Thousands of Euros

SANTANDER FINANCE CAPITAL, S.A.	2004	2003

Interest income	39,726	3,465
Interest expenses	(35,001)	(3,144)
Operating expenses	(4,833)	(307)
Corporate income tax	—	(5)
Net income / (loss)	(108)	9

Statement of changes in stockholders’ equity

Thousands of Euros

					Total
			Retained		Stockholders'
	Capital stock-		Earnings	Net income	Equity

	Common
Changes in Stockholders’ Equity	Shares	Amount

Balance at January 1, 2004	602	60	—	9	69

2003 Income allocation	—	—	9	(9)	—
Net income 2004	—	—	—	(108)	(108)

Balance at December 31, 2004	602	60	9	(108)	(39)

Preference shares

		Thousands
	Issue Date	of Euros

Serie I	10/3/2003	450,000
Serie II	02/18/2004	400,000
Serie III	07/30/2004	750,000
Serie IV	09/30/2004	680,000
Total		2,280,000

On October 3, 2003, Santander Finance Capital, S.A. issued 18,000,000 of preference shares, at €25 par value.

On February 18, 2004, Santander Finance Capital, S.A. issued 16,000,000 of preference shares, at €25 par value.

On July 30, 2004, Santander Finance Capital, S.A. issued 30,000,000 of preference shares, at €25 par value.

On September 30, 2004, Santander Finance Capital, S.A issued 27,200,000 of preference shares, at €25 par value.

These issues are perpetual and can be redeemable at the option of the issuer, subject to the consent of the Bank of Spain, in whole or in part, at any time after five years of the issue date.

All the issues of Santander Finance Capital, S.A. are guaranteed by Banco Santander Central Hispano, S.A.

Back to Contents

L)	STOCK OPTION PLANS

Accounting Policy:

The Bank accounts for stock-based awards to employees using the intrinsic value method prescribed in APB 25, “Accounting for Stock Issued to Employees”. Compensation cost for stock options granted to employees is measured as the excess of the quoted market price of the Bank’s stock on the measurement date over the amount an employee must pay to acquire the stock (the “intrinsic value”), and is recognized over the vesting period. The intrinsic value of the options for which the measurement date has not been reached is measured based on the current market value of the Bank’s stock at the end of each period.

Stock Compensation Plans

The objectives of these plans include attracting and retaining personnel and promoting the success of the Bank by providing managers the opportunity to acquire common stock. These stock options gives the right to purchase the shares of Santander Central Hispano at the price disclosed as “Exercise Price”, in the period of time from the date signaled as “Initial Exercising Date” to the date presented as “Expiration date” in the tables below:

The Company issued a few stock option plans to managers of the company. The plans in force in 2004, 2003 and 2002 are summarized in the first table below.

Abbey had its own stock options plans when it was acquired on 12 November 2004. These were cancelled, executed or changed into Santander Central Hispano stock options following this exchange offer: After 12 November 2004 all share options relate to shares in Banco Santander Central Hispano, S.A. On 12 November 2004 all holders of options in ordinary shares of Abbey National plc were given the option to exercise their options, to cancel their shares in return for a cash payment or to transfer their options to options in shares of Banco Santander Central Hispano, S.A.

Stock options coming from Abbey plans are detailed in the second table below.

Back to Contents
Stock options originally granted by Banco Santander Central Hispano:

		Exercise				Initial
	Number of	Price	Year		Number of	Exercising	Expiration
	Shares	(Euro)	Granted	Group	People	Date	date

Plans in force at January 1, 2002
- Plan Four	4,454,680	7.84	1998	Managers	737	1/1/01	12/31/02
- Managers Plan 1999	4,993,024	2.29	1999	Managers	1,055	12/31/01	12/30/04
- Additional Managers Plan 1999	162,919	2.41	2000	Managers	45	4/1/02	12/30/04
- Investment Banking Plan	6,610,000	10.25	2000	Managers	65	6/16/03	6/15/05
- Young Executives Plan 2000	1,265,500	2.29	2000	Managers	597	7/1/03	6/30/05
- Managers Plan 2000	14,739,000	10.55	2000	Managers	1,038	12/30/03	12/29/05
- Latin America Plan	3,800,000	10.14	2002	Managers	193	2/1/02	2/1/03

	36,025,123	8.64

Options granted in 2002:
- European branches plan	2,895,000	9.41

Options exercised in 2002:
- Plan Four	(1,588,100)	7.84
- Managers Plan 1999	(3,000,700)	2.29
- Additional Managers Plan 1999	(78,440)	2.41

	(4,637,240)	4.15
Options canceled in 2002:
- Plan Four	(2,632,580)	7.84
- Investment Banking Plan	(170,000)	10.55
- Managers Plan 2000	(372,000)	10.25
- Latin America Plan	(3,800,000)	10.14

	(6,974,580)	9.28

Plans in force at December 31, 2002	27,308,303	9.32

Options granted in 2003:
- European branches plan	1,410,000	6.55

Options exercised in 2003:
- Managers Plan 1999	(678,325)	2.29
- Young Executives Plan 2000	(262,250)	2.29
- Additional Managers Plan 1999	(24,512)	2.41

	(965,087)	2.29
Options canceled in 2003:
- Investment Banking Plan	(1,936,250)	10.25
- Young Executives Plan 2000	(77,000)	2.29

	(2,013,250)	9.95

Plans in force at December 31, 2003	25,739,966	9.38

Options exercised in 2004
- Plan Four	(36,000)	7.84
- Managers Plan 1999	(1,139,488)	2.29
- Additional Managers Plan 1999	(55,668)	2.41
- Young Executives Plan 2000	(562,250)	2.29
- European branches plan	(140,000)	8.23

	(1,933,406)	2.83
Options canceled in 2004
- Managers Plan 1999	(174,511)	2.29
- Additional managers Plan 1999	(4,299)	2.41
- Managers Plan 2000	(1,026,000)	10.55
- European branches plan	(1,475,000)	8.51

	(2,679,810)	8.88

Plans in force at December 31, 2004
- Plan Four	228,000	7.84	1998	Managers	5	1/9/2003	12/30/2005
- Investment Banking Plan	4,503,750	10.25	2000	Managers	56	6/16/2003	6/15/2005
- Young Executives Plan 2000	364,000	2.29	2000	Managers	111	7/1/2003	6/30/2005
- Managers Plan 2000	13,341,000	10.55	2000	Managers	970	12/30/2003	12/29/2005
- European branches plan	2,690,000	7.60	2002	Managers	27	07/01/2004	7/15/2005
			and			and
			2003			07/01/2005

	21,126,750	9.94

Back to Contents
In 2004, the Bank granted no option plans. The weighted average fair value of options granted during the years ended December 31, 2003 and 2002 was approximately €1.52 and €1.61 per share, respectively. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2003 and 2002:

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

Had compensation cost for these stock options plans been determined consistent with Statement of FAS No. 123, “Accounting for Stock-Based Compensation,” the Bank’s net income would have been reduced by approximately €1,595, €12,572 and €11,791 thousand for the twelve months ended December 31, 2004, 2003 and 2002 respectively. There would have been no significant impact on earnings per share:

Euros Thousand except per share data	2004	2003	2002

U.S. GAAP reported net income	3,940,866	2,264,332	2,286,959

Add: APB 25 Expense	985	7,557	9,553
Subtract: FAS 123 Expense	(2,580)	(20,129)	(21,344)

Adjusted net income	3,939,271	2,251,760	2,275,168

Reported basic earnings per share	0.80	0.47	0.48
Change in net income	0.00	0.00	0.00
Adjusted basic earnings per share	0.80	0.47	0.48

Reported diluted earnings per share	0.79	0.47	0.48
Change in net income	0.00	0.00	0.00
Adjusted diluted earnings per share	0.79	0.47	0.48

Stock options originally granted by Abbey:

All of the shares options prior to 12 November 2004 relate to shares in Abbey National plc. As mentioned before these were cancelled, executed or changed into Santander Central Hispano stock options.

Abbey granted share options to executive officers and employees principally under the Executive Share Option scheme, Sharesave scheme and the Employee Share Option scheme. Options granted under the Executive Share Option scheme are generally exercisable between the third and tenth anniversaries of the grant date, provided that certain performance criteria are met. Under the Sharesave scheme, eligible employees could elect to exercise their options either three, five or seven years after the grant date. See note 25 to the Consolidated Financial Statements for a description of the options granted under this scheme. The number of options authorized to be granted was limited to 10% of the total number of shares issued since conversion.

The option plans on shares of the Bank originally granted by management of Abbey to its employees (on Abbey shares) are as follows:

					Date of	Date of
		Average Exercise Price			Commencement	Expiration
Plans in Force at	Number			Qualifying	of Exercise	of Exercise
December 31, 2004	of Shares	Pounds	Euros (*)	Group	Period	Period

Executive options	358.844	4.16	5.90	Managers	03-25-1999	04-04-2014
Employee options	56.550	5.90	8.37	Employees	09-09-1999	09-08-2006
Sharesave	17.260.173	3.56	5.05	Employees	01-04-2004	10-01-2011

	17.675.567	3.58	5.08

(*) The euro/pound sterling exchange rate was €1.4183 per pound as of December 31, 2004.

The weighted average fair value of options granted during the years ended December 31, 2004, 2003 and 2002 was approximately €1.39, € 0.59 and € 2.70 per share, respectively. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used:

Risk-free interest rates ranging from 3.7% to 7.9%; expected lives ranging from 3 to 7 years; expected dividend yield of 14% and expected volatility ranging from 22.7% to 42.3%.

As these plans were incorporated in the acquisition of Abbey, there is no impact on the Bank’s profit and loss.

Back to Contents

M)	GUARANTEES

The Group provides a variety of guarantees to its customers to improve their credit standing and allow them to compete. The following table summarizes at December 31, 2004 and 2003 all of the guarantees.

As required, the “maximum potential amount of future payments” represents the notional amounts that could be lost if there were a total default by the guaranteed parties, without consideration of possible recoveries from collateral held or pledged, or recoveries under recourse provisions. There is no relationship between these amounts and probable losses on these guarantees. In fact, maximum potential amount of future payments significantly exceeds expected losses.

	Maximum potential amount of future
Guarantees disclosures	payments

Thousands of Euros	2004	2003

Contingent liabilities:
Rediscounts. endorsements and acceptances	206,042	26,720
Assets assigned to sundry obligations	24	81,160
Guarantees and other sureties	30,915,447	27,273,863
Guaranties promises	84,857	66,431
Performance guarantees	21,355,886	20,778,894
Financial standby letters of credit	6,715,452	5,081,249
Doubtful guarantees	83,632	101,203
Credit Default Swaps	2,484,746	803,956
Non-consolidable Group companies (*)	190,874	442,130
Other contingent liabilities	3,073,870	3,372,446
Documentary Credits	3,021,954	3,240,322
Other contingent liabilities	51,352	131,516
Doubtful contingent liabilities	564	608

Total contingent liabilities	34,195,383	30,754,189

Commitments
Sales with repurchase option	40,310	512,698
Loan commitments drawable by third parties	64,304,131	48,612,317
Other commitments	6,975,543	5,385,641
Securities placement commitments	9,358	9,077
Securities subscribed and pending payment	122,308	7,040
Compensation room delivered bills	6,843,877	5,369,524

Total Commitments	71,319,984	54,510,656

(*) These amounts represent guarantees granted to entities of the Group that are not consolidated because their activity differs from that of the Bank and Spanish GAAP does not allow consolidating them (see consolidation principles in Note 1 and Note 28.2.a). These entities are presented in Exhibit II, and for the most part are insurance companies.

Performance guarantees are issued to guarantee customers obligations such as to make contractually specified investments, to supply specified products, commodities, or maintenance or warranty services to a third party, completion of projects in accordance with contract terms, etc. Financial standby letters of credit include guarantees of payment of loans, credit facilities, promissory notes and trade acceptances. The Group always requires collateral to grant this kind of financial guarantees. In Documentary Credits the Group acts as a payment mediator between trading companies located in different countries (import-export transactions). Under a documentary credit transaction, the parties involved deal with the documents rather than the commodities to which the documents may relate. Usually the traded commodities are used as collateral to the transaction and the Bank may provide some credit facilities. Loan commitments drawable by third parties include mostly credit card lines and commercial commitments. Credit card lines are unconditionally cancelable by the issuer. Commercial commitments are mostly 1 year facilities subject to information requirements to be provided by our customers.

Additionally it is normal in the U.K. to issue cheque guarantee cards to current account customers holding chequebooks, as retailers do not generally accept cheques without such form of guarantee. The guarantee is not automatic but depends on the retailer having sight of the cheque guarantee card at the time the purchase is made. Abbey is liable to honour these cheques even where the customer doesn't have sufficient funds in his account. Abbey’s guarantee liability is in theory the number of cheques in issue multiplied by the amount guaranteed per cheque, which can be between £50 and £250. In practice most customers will only write cheques when they have funds in their account to meet the cheque, and cheques are frequently presented without the benefit of the cheque guarantee. On this basis management have assessed the risk with respect to this guarantee as highly remote and consider the risk of loss as part of the provisioning requirement on bank accounts. The maximum potential amount of future payments is €5,646 million and there is no stated maturity.

Back to Contents

Also, Abbey, as is normal in such activity, gives representations and warranties on the sale of subsidiaries. The maximum potential amount of any claims made against these is significantly higher than actual settlements. The maximum potential amount of future payments is €3,266 million. Appropriate provision is made with respect to management's best estimate of the likely outcome, either at the time of sale, or subsequently if additional information becomes available.

The risk criteria followed to issue all kinds of guarantees, financial standby letters of credit, documentary credits and any risks of signature are in general the same as those used for other products of credit risk, and therefore subject to the same admission and tracking standards. The guarantees granted on behalf of our customers are subject to the same credit quality review process as any other risk product. On a regular basis, at least once a year, the solvency of the mentioned customers is checked as well as the probability of those guarantees to be executed. In case that any doubt on the customer’s solvency may arise we create allowances with charge to net income, by the amount of the expected losses even if there is no claim to us.

As of December 31, 2004 and 2003, the Group had allowances to cover expected losses on guarantees of €351,305 and €313,657 thousands.

According to FIN 45, a guarantee that is accounted for as a derivative instrument at fair value under Statement 133 is not subject to the initial recognition and initial measurement provisions of this Interpretation but is subject to its disclosure requirements, see Note 23 and Note 28.5.H for the required disclosures.

N)	ACCOUNTING FOR THE TRANSFER AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENT OF LIABILITIES

In September 2000, the Financial Accounting Standards Board issued Statement No. 140 (SFAS 140), Accounting for the transfers and servicing of financial assets and extinguishments of Liabilities, which replaces SFAS 125. SFAS 140 revises certain standards in the accounting for securitizations and other transfers of financial assets and collateral, and requires some disclosures relating to securitization transactions and collateral, but it carries over most of SFAS 125’s provisions. As explained in note 28.1 the accounting of transfer of Financial Assets under Spanish GAAP does not present significant differences with respect to US GAAP.

Mortgage backed securities issued pursuant to the Mortgage Market law amounts as a maximum 90% of the amount of the mortgage loans assigned as guarantee of them. As of December 31, 2004 and 2003, the minimum amount of mortgage loans allocated as guarantee of those securities was €18,056 and €11,667 millions.

As of December 31, 2004 and 2003, the investment securities pledged to retain commitments amounted to €62 million and €267 million, respectively (Note 5).

Under Spanish GAAP securitizations are accounted for following the “transfer of financial assets” rules. During 2004 the Group transferred loans to securitization funds.

Securitization funds (the vehicle where securitized loans are transferred) are independent entities.

These funds, which are managed by the “Sociedad Gestora” (Managing Society), are registered and regulated by the Comisión Nacional del Mercado de Valores (CNMV). “Sociedad Gestora” is responsible for the management of the transferred loans by gathering a fixed fee.

Securitizations fund may only hold:

–	Financial assets transferred to it that are passive in nature (loans)
–	Passive derivative financial instruments that pertain to beneficial interests (other than another derivative financial instrument) issued or sold to parties other than the transferor, its affiliates, or its agents.
–	Financial assets (for example, guarantees or rights to collateral) that would reimburse it if others were to fail to adequately service financial assets transferred to it or to timely pay obligations due to it and that it entered into when it was established, when assets were transferred to it, or when beneficial interests (other than derivative financial instruments) were issued by the SPE. All the guarantees relating to the transferred loans are transferred to the securitization funds.
–	Servicing rights related to financial assets that it holds.
–	Temporarily, non-financial assets obtained in connection with the collection of financial assets that it holds.
–	Cash collected from assets that it holds and investments purchased with that cash pending distribution to holders of beneficial interests that are appropriate for that purpose (that is, money-market or other relatively risk-free instruments without options and with maturities no later than the expected distribution date).

No gains or losses were registered in earnings for all securitizations because the selling price was equal to the book value of transferred loans. Therefore no adjustment was made in reconciliation to US GAAP.

The outstanding balance of the transferred loans of the Group in Spain as of December 31, 2004, 2003 and 2002 amounts to €20,642,934, €14,502,199 and €10,794,186 thousands.

As of December 31, 2004 the outstanding balance of the transferred loans of the Group in Italy and Germany amounts to €1,281,034 and €655,116 thousands, respectively, of which €916,889 and €440,884 were accounted for as sale.

Back to Contents

Abbey Group

Loans and advances to customers include portfolios of residential mortgage loans which are subject to non-recourse finance arrangements. These loans have been purchased by, or assigned to, special purpose securitization companies (“Securitization Companies”), and have been funded primarily through the issue of mortgage-backed securities (“Securities”). No gain or loss has been recognised as a result of these sales. These Securitization Companies are consolidated and included in the Group financial statements as quasi-subsidiaries. Abbey National plc and its subsidiaries are under no obligation to support any losses that may be incurred by the Securitization Companies or holders of the Securities except as described below, and do not intend to provide such further support. Carfax Insurance Limited, a wholly owned subsidiary of Abbey National plc, provides mortgage indemnity guarantee insurance to Abbey National plc. Abbey National plc has assigned its interest under each mortgage indemnity guarantee policy to the Securitization Companies, to the extent that it relates to loans comprised in the current portfolio. Since 1 January 2002 Abbey National plc has not taken out mortgage indemnity guarantee insurance in relation to new mortgage loans. Holders of the Securities are only entitled to obtain payment of principal and interest to the extent that the resources of the Securitization Companies are sufficient to support such payments, and the holders of the Securities have agreed in writing not to seek recourse in any other form.

Abbey National plc receives payments from the Securitization Companies in respect of fees for administering the loans, and payment of deferred consideration for the sale of the loans. In addition, Abbey National plc has made interest bearing subordinated loans to Holmes Financing (No.1) plc, Holmes Financing (No.2) plc, Holmes Financing (No.3) plc, Holmes Financing (No.4) plc, Holmes Financing (No.5) plc, Holmes Financing (No.6) plc, Holmes Financing (No.7) plc and Holmes Financing (No.8) plc. Abbey National plc does not guarantee the liabilities of the subsidiary which provides mortgage indemnity guarantee insurance. Abbey National plc is contingently liable to pay to the subsidiary any unpaid amounts in respect of share capital. At a Group level, a separate presentation of assets and liabilities is adopted to the extent of the amount of insurance cover provided by the subsidiary.

Abbey National Treasury Services plc has entered into an interest rate swap with Holmes Funding Limited. This swap in effect converts a proportion of the fixed and variable interest flows receivable from customers into LIBOR based flows to match the interest payable on the Securities.

Abbey National plc has no right or obligation to repurchase the benefit of any securitised loan, except if certain representations and warranties given by Abbey National plc at the time of transfer are breached. In April 2004 Holmes Funding Limited acquired, at book value, a beneficial interest in the trust property vested in Holmes Trustees Limited. This further beneficial interest of €5.6bn was acquired through borrowing from Holmes Financing (No.8) plc, which funded its advance to Holmes Funding Limited, principally through the issue of mortgage backed securities. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Limited belongs to Abbey National plc, and amounts to €22.4bn at 31 December 2004.

The balances of assets securitised and non-recourse finance at 31 December 2004 were as follows:

			Non-	Subordinated
	Date of	Gross assets	recourse	loans made by
Securitization company	securitization	Securitised	finance	the Group

Holmes Financing (No.1) plc	19 July 2000	* 2,156	2,180	6
Holmes Financing (No.2) plc	29 November 2000	* 929	1,214	6
Holmes Financing (No.3) plc	23 May 2001	* 756	1,875	9
Holmes Financing (No.4) plc	5 July 2001	* 2,193	2,540	4
Holmes Financing (No.5) plc	8 November 2001	* 1,278	1,407	3
Holmes Financing (No.6) plc	7 November 2002	* 3,835	4,082	3
Holmes Financing (No.7) plc	20 March 2003	* 2,184	2,604	1
Holmes Financing (No.8) plc	1 April 2004	5,346	5,512	17
Retained interest in Holmes
Trustees Limited		** 22,421	–	–

		41,098	21,414	49

*	Represents the interest in the trust property at book value held by Holmes Funding Limited related to the debt issued by these securitization companies.
**	As part of the master structure trust agreement, a certain proportion of funds is required to be retained in the trust.

O)	ABBEY ACQUISITION

•	On July 26, 2004, the boards of Banco Santander and Abbey announced that they had reached an agreement on the terms of a recommended acquisition by Banco Santander of Abbey, which was implemented by means of a scheme of arrangement under section 425 of the U.K. Companies Act.

The acquisition terms stated that Abbey’s shareholders would receive 1 new Banco Santander share for every 1 Abbey share; additionally, Abbey would pay a special dividend of 25 pence plus 6 pence for a dividend differential, totaling 31 pence in cash per Abbey share to Abbey’s shareholders.

Back to Contents

A scheme of arrangement is a U.K. legal arrangement between a company and its shareholders. It requires approval of the shareholders both at a Court Meeting and at a separate Extraordinary General Meeting (EGM). Shareholders vote on whether to approve the Scheme at the Court Meeting and then on certain resolutions required to implement it at the EGM. Once approved by shareholders, the Scheme will only become effective if sanctioned by the Court. A scheme of arrangement is a normal process for dealing with acquisitions of public companies in the UK, particularly when they involve a large number of retail shareholders (approximately 1.8 million in Abbey’s case). A scheme of arrangement only becomes effective if (a) a majority in number of the shareholders present and voting at the Court Meeting (in person or by proxy) vote in favor and (b) such majority holds 75 per cent or more in value of the shares present and voting at the Court Meeting (in person or by proxy). In determining (a) all shareholders count equally regardless of how many shares they hold. In addition it is also necessary for the resolution at the EGM to be approved by shareholders holding not less than 75 per cent of the votes cast at the meeting (whether in person or by proxy). If the resolutions are passed by the requisite majorities and the Scheme is sanctioned by the Court and the acquisition completed, the Scheme will be binding on all shareholders, including those who voted against the Scheme. If the resolutions are not passed by the requisite majorities, then the Scheme and the acquisition will not go ahead.

•	On September 15, 2004 the European Commission granted clearance, under the Merger Regulation, to the acquisition of UK bank Abbey National Plc by Banco Santander Central Hispano S.A, as the acquisition raised no competition concerns since the two banks operate mostly in different countries.
•	On October 15, 2004, the Board of Abbey announced that Abbey’s shareholders had voted to approve the Scheme to implement the recommended Acquisition of Abbey by Banco Santander at the Court Meeting and the Abbey EGM held on October 14, 2004.
•	On October 21, 2004, Banco Santander Extraordinary General Shareholders’ Meeting approved the capital increase needed to carry out the deal.
•	On November 5, 2004 The Bank of Spain and the UK's Financial Services Authority approved the acquisition.
•	On November 8, 2004 the Court sanctioned the Scheme.
•	On November 11, 2004 the Court confirmed the reduction of capital of Abbey associated with the Scheme.
•	On November 12, 2004 the Scheme was implemented and Abbey became a subsidiary of Santander. Banco Santander issued 1,485,893,636 new shares of €0.5 par value, with additional paid-in capital of €7.94 each, increasing its stockholders equity in €12,540,942 thousand (see Notes 1, 20 and 21).
•	On December 14, 2004, Abbey paid a special dividend to all shareholders who were on its share register at 4.30pm on November 12, 2004. The special dividend was 25 pence per share plus 6 pence for dividend differential, totaling 31 pence in cash for each Abbey share held.

There are no contingent payments, options, or commitments specified in the scheme of arrangement. No research and development assets were included in the Financial Statements of Abbey at acquisition.

Abbey is one of the most important financial services group in the U.K. It has over 24,000 employees and approximately, 730 branches and 18 million customers. It is one of the two-largest providers of residential mortgages in U.K., where it is the sixth-largest bank in terms of assets.

The Santander Group Board believed that a combination of Abbey with Santander would create a premier international banking franchise and would leverage Santander’s retail banking skills which had been developed in multiple geographies to improve Abbey’s banking business in the UK.

We believed that the acquisition of Abbey would create a well diversified, international retail bank with a well diversified earnings mix coming from high growth and mature, stable economies. The Board considered Abbey to be an attractive platform through which to penetrate the UK market and believed that it could grow the franchise through improved efficiency and greater leverage of Abbey’s customer relationships.

Santander believed that the transaction would create benefits for Abbey’s customers and create value for both Santander and Abbey shareholders through improvements in Abbey’s customer offering and implementation of technology-based efficiency programmes that the Group had successfully executed in other countries. The Board believed that the combination of Santander and Abbey would create substantial value through both cost reduction and revenue benefits.

Santander Group Board believed that it could deliver, through the application of Santander’s skills and technology, additional efficiency cost savings.

The cost savings that are expected to start to materialize from 2007 onwards would be based primarily on a thorough re-engineering of Abbey’s core systems and processes through the implementation of Santander’s core banking system, and would imply significant reductions in the size of middle and back office processing areas, improved productivity in branches and improved use of IT infrastructure.

In order to implement Santander’s plans for Abbey and achieve the stated run-rate cost savings, the Group envisaged a reduction in the overall number of jobs at Abbey. Santander Group would, however, make every effort to achieve the reduction in jobs through natural attrition, avoiding where possible compulsory redundancies and, hence, in practice would hope to incur lower redundancy costs. Representatives of Abbey’s recognised trade union would be consulted in relation to proposed redundancies. These reductions were part of strategic guidelines not yet materialized in specific plans.

Santander Group expected to generate substantial revenue synergies by accelerating the development of Abbey’s underleveraged franchise. Santander management believed that the volume of Abbey products per customer was well below many of its UK peers and that it could generate significant incremental revenue by increasing its branch-based sales volumes and by developing the consumer lending and small-to-medium enterprises (‘‘SME’’) from Abbey’s portfolio of mortgage customers.

Back to Contents

Santander believed it could introduce more competitive products in terms of design and value for customers. Santander Group would endeavour to develop direct marketing campaigns that focus on specific products related to Abbey’s core mortgage lending operation. Santander intended to retrain staff to permit a switch of headcount from the back to the front office where appropriate and to change the balance of staff remuneration to include a higher variable element. In addition, Santander intended to introduce superior IT systems that allow faster loan decisions and more sophisticated customer targeting, based on predictive analysis of the propensity to buy additional products.

The acquisition of 100% of Abbey generated goodwill under Spanish GAAP of €10,263,893 thousand of the Santander Group’s total goodwill at 2004 year-end of €16,964,201 thousand (Note 12). The goodwill arising from the acquisition included the adjustments and valuations required for it to be presented in conformity with the accounting principles and valuation methods described in Note 2. December 31, 2004, is the date of first-time consolidation of Abbey in the Santander Group. Accordingly, the consolidated balance sheet includes the effect of the acquisition, whereas the consolidated statement of income does not include the results obtained by Abbey from the date of completion of the acquisition, which were not material.

Goodwill initially calculated under U.S. GAAP was €1,411,386 thousand lower than the Spanish GAAP calculation. The main differences arise from:
• The acquisition price: The purchase was made through exchange of shares. To accomplish it the Bank issued 1,485,893,636 new ordinary shares. Under Spanish GAAP the value of the each of the shares issued was €8.44 (the quotation on October 20, 2004), while under U.S. GAAP the value was €8.03 (the quotation in days around the announcement of the offer, mid July), the difference amounting €609,216 thousand.
• The value of assets and liabilities: US GAAP requires valuation at fair value while Spanish GAAP uses the lower between book values and fair values.

After this initial calculation, some intangibles assets were valued and identified reducing the Goodwill in €1,358,192 thousand. These include trademarks & tradenames, core deposits and present value of future profits on insurance business among others. Total intangible assets identified and allocated are shown in the following table:

Thousand of
Euros

Trademarks & tradenames	566,000
Core deposits	1,451,000
Credit card relationship	33,000
Distribution chanels	25,692
Deferred tax liability	(717,500)

Intangible assets in addition to Spanish GAAP:	1,358,192

Deferred tax liability includes, basically, temporary differences arising from different accounting and tax values of assets allocated in the acquisition.

Present value of future profits (PVFP) refers to acquired insurance bussines. Establishing PVFP is an inherently uncertain process involving complex judgments and estimates, and currently established PVFP may not be fully realized. Amounts registered (€642,308 thousand) are under evaluation and will not be definitively established until the goodwill is settled. If the present value of future net cash flows became insufficient to recover PVFP, the difference would be charged to the statement of income as an additional PVFP write-off.

Additional €194,307 thousand have been identified and allocated to fair value of financial instruments, though the evaluation process is not finalized yet.

Trademarks and tradenames, has been estimated following the income approach method by discounting the interest spread that customers are willing to pay in its operations with a well-know entity, after been corrected by the expenses needed to support the trademark.

Core deposits are those deposits that are expected to remain with a savings institution for a relatively long period of time. Such deposits are attracted by the convenience and service offered by the institution rather than by interest rates paid. Its value has been estimated using the income approach, calculating the present value of the differential between the cost of the core deposits and the cost of alternative financing. It will be amortized in 10 years.

Credit card relationship value was calcutated using profits to be colleted in the next 14-16 years. However, the Company is evaluating the possibility of amortizing it in a shorter period.

Distribution channels were already registered in the Abbey’s books, after been impaired as required by FAS 142.

The U.S. GAAP goodwill after the allocation process is €7,300,008 thousand. To calculate goodwill the Bank required evaluations from independent experts, which have not yet finished its work. Due to this reason and to the complexity of the analysis, the goodwill and its allocation process can not be considered definitive, and may change with further work.

The allocation was made on the basis of the preliminary conclusions drawn from the related valuation performed by independent appraisers. However, once the process of allocating the acquisition price to all the assets and liabilities of the companies acquired has been completed at the end of 2005, the amounts of the goodwill recorded could be modified in the form of reclassifications to other balance sheet captions, although it is considered that such reclassifications would not be material.

The following is a Balance Sheet at the first-time consolidation date:

Back to Contents

Abbey Group Balance Sheet	Thousands of euros
Thousands of euros	2004

Assets
Cash and due from banks	2,825,359
Interest earning deposits in other banks	5,791,725
Securities purchased under agreements to resell	25,039,507
Investment securities	36,764,492
Loans and leases, net of unearned income	140,428,769
Less-Allowance for credit losses	(1,016,314)
Net Loans and leases	139,412,455
Premises and equipment, net	3,439,183
Investment in affiliated companies	4,088,495
Other assets	4,770,939

Total assets	222,132,155

Liabilities
Deposits
Non interest deposits	5,031,938
Interest bearing
Demand deposits	52,446,326
Savings deposits	11,475,781
Time deposits	57,114,682
Total deposits	126,068,727
Short-term debt	55,387,384
Long-term debt	27,353,346
Taxes Payable	1,116,568
Accounts Payable	120,867
Accrual Accounts	3,592,055
Pension Allowance	1,206,704
Other Provisions	919,236
Others	3,239,197
Other liabilities	10,194,627

Total liabilities	219,004,084
Minority interest	791,334

Stockholders' equity
Capital stock	211,317
Other reserves	2,125,420
Total stockholders' equity	2,336,737

Total liabilities and Stockholders' equity	222,132,155

The following table shows the unaudited effect on earnings per share as if the purchase had occurred on January 1, 2004.

Euros Thousand except per share data	2004

U.S. GAAP reported net income	3,940,866
Adjustment to include Abbey net income	(96,447)
Adjusted net income	3,844,419

Reported basic earnings per share	0.80
Change in net income	(0.02)
Adjusted basic earnings per share	0.78

Reported diluted earnings per share	0.79
Change in net income	(0.01)
Adjusted diluted earnings per share	0.78

Back to Contents

Exhibit I

Consolidated companies composing the Santander Group (2)

Company	Location	% of Ownership by the Bank		Line of Business (*)	Millions of Euros

					Capital Stock (a)	Reserves (a)	Net Income (Loss) (a)
		Direct	Indirect					Cost (a)

A N (123) plc	United Kingdom	—	100.00%	PORTFOLIO COMPANY	1,200	315	30	1,450
A S (Nominees) Limited	United Kingdom	—	100.00%	SECURITIES COMPANY	—	—	—	—
A.G. Activos y Participaciones, S.A.	Spain	—	88.54%	SECURITIES INVESTMENT	5	166	5	73
Abbey Business Services (India) Private Limited	India	—	100.00%	PORTFOLIO COMPANY	—	—	—	—
Abbey National (America) Holdings Inc.	United States	—	100.00%	PORTFOLIO COMPANY	—	—	—	—
Abbey National (America) Holdings Limited	United Kingdom	—	100.00%	PORTFOLIO COMPANY	33	—	—	33
Abbey National (Gibraltar) Limited	Gibraltar	—	100.00%	SECURITIES COMPANY	6	—	—	6
Abbey National (Holdings) Limited	United Kingdom	—	100.00%	PORTFOLIO COMPANY	23	4	—	23
Abbey National AESOP Trustees Limited	United Kingdom	—	100.00%	ASSET MANAGEMENT	—	—	—	—
Abbey National Alpha Investments (**)	United Kingdom	—	100.00%	FINANCE	64	—	1	64
Abbey National American Investments Limited	United Kingdom	—	100.00%	FINANCE	359	6	11	359
Abbey National Asset Managers Limited	United Kingdom	—	100.00%	FUND AND PORTFOLIO MANAGER	18	(5)	(4)	12
Abbey National Baker Street Investments	United Kingdom	—	100.00%	FINANCE	175	—	—	175
Abbey National Belfast Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
Abbey National Beta Investments Limited	United Kingdom	—	100.00%	FINANCE	120	41	5	120
Abbey National Business Asset Leasing Limited	United Kingdom	—	100.00%	LEASING	—	6	2	—
Abbey National Business Cashflow Finance Limited	United Kingdom	—	100.00%	FACTORING	6	5	2	12
Abbey National Business Commercial Lending Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
Abbey National Business Equipment Leasing Limited	United Kingdom	—	100.00%	LEASING	—	(5)	—	22
Abbey National Business Factors Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	3	—	—	3
Abbey National Business Finance Services Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
Abbey National Business Leasing (Holdings) Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	2	12	—	5
Abbey National Business Leasing Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	—	(9)	—	—
Abbey National Business Office Equipment Leasing Limited	United Kingdom	—	100.00%	LEASING	—	6	—	—
Abbey National Business Sales Aid Leasing Limited	United Kingdom	—	100.00%	LEASING	—	5	—	—
Abbey National Business Vendor Plan Leasing Limited	United Kingdom	—	100.00%	LEASING	—	6	2	—
Abbey National Capital LPI	United States	—	(b)	FINANCE	—	—	—	—
Abbey National Cahoot Limited	United Kingdom	—	100.00%	FINANCIAL SERVICES	—	—	—	—
Abbey National Cardiff and the Vales Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
Abbey National Charitable Trust Limited	United Kingdom	—	(b)	CHARITY SERVICES	—	—	—	—
Abbey National Computer Services Limited	United Kingdom	—	100.00%	LEASING	21	—	—	—
Abbey National Continental Investments	United Kingdom	—	100.00%	FINANCE	—	—	—	—
Abbey National Corporate Services Limited	United Kingdom	—	100.00%	LEASING	—	—	—	—
Abbey National Credit and Payment Services Limited	United Kingdom	—	51.00%	SERVICES	—	—	—	—
Abbey National December Leasing (1) Limited	United Kingdom	—	100.00%	LEASING	—	6	—	—
Abbey National December Leasing (4) Limited	United Kingdom	—	100.00%	LEASING	—	—	1	—
Abbey National December Leasing (7) Limited	United Kingdom	—	100.00%	LEASING	—	—	—	—
Abbey National Ealing Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
Abbey National Employees' Trustees Limited	United Kingdom	—	100.00%	ASSET MANAGEMENT	—	—	—	—
Abbey National Employment Services Inc.	United States	—	100.00%	EMPLOYMENT SERVICES	—	—	—	—

Back to Contents

					Millions of Euros

		% of Ownership					Net
		by the Bank			Capital		Income
					Stock	Reserves	(Loss)	Cost
Company	Location	Direct	Indirect	Line of Business(*)	(a)	(a)	(a)	(a)

Abbey National Financial and Investment Services (Far East) Limited	Hong Kong	—	100.00%	FUND AND PORTFOLIO MANAGER	—	—	—	—
Abbey National Financial and Investment Services (Hong Kong) Limited	Hong Kong	—	100.00%	FUND AND PORTFOLIO MANAGER	—	—	—	—
Abbey National Financial and Investment Services (Jersey) Limited	Jersey	—	100.00%	PORTFOLIO COMPANY	—	—	—	—
Abbey National Financial and Investment Services Ireland Holdings	Ireland	—	100.00%	PORTFOLIO COMPANY	2	—	—	2
Abbey National Financial and Investment Services Ireland plc	Ireland	—	100.00%	FUND AND PORTFOLIO MANAGER	2	—	—	1
Abbey National Financial and Investment Services Isle of Man Limited	Isle of Man	—	100.00%	FUND AND PORTFOLIO MANAGER	—	—	1	—
Abbey National Financial and Investment Services PLC	United Kingdom	—	100.00%	FUND AND PORTFOLIO MANAGER	7	16	6	7
Abbey National Financial Investments 3 B.V.	Netherlands	—	100.00%	FINANCE	1	—	—	1
Abbey National Financial Investments 4 B.V.	Netherlands	—	100.00%	FINANCE	355	—	—	355
Abbey National Financial Investments No.2 Limited	Jersey	—	100.00%	FINANCE	—	—	—	—
Abbey National First Capital B.V.	Netherlands	—	100.00%	FINANCE	—	4	—	—
Abbey National Funded Unapproved Retirement Benefits Scheme Trustees Limited (**)	United Kingdom	—	100.00%	ASSET MANAGEMENT	—	—	—	—
Abbey National Funding (Jersey) Limited	Jersey	—	100.00%	PORTFOLIO COMPANY	—	—	—	—
Abbey National Funding plc	United Kingdom	—	100.00%	FINANCE	—	—	—	—
Abbey National General Insurance Services Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	24	(78)	—	24
Abbey National Gibraltar (1986) Limited	United Kingdom	—	100.00%	FINANCE	7	1	—	7
Abbey National Global Investments	United Kingdom	—	100.00%	FINANCE	—	—	—	—
Abbey National GP (Jersey) Limited	Jersey	—	100.00%	FINANCE	—	—	—	—
Abbey National Graphics Services Limited	United Kingdom	—	100.00%	MARKETING	—	—	—	—
Abbey National Group Pension Schemes Trustees Limited (**)	United Kingdom	—	100.00%	ASSET MANAGEMENT	—	—	—	—
Abbey National Growth Investments	United Kingdom	—	100.00%	FINANCE	—	—	—	—
Abbey National Healthcare Limited	United Kingdom	—	100.00%	INSURANCE	15	—	1	14
Abbey National Homes Limited	United Kingdom	—	100.00%	FINANCE	—	(51)	—	—
Abbey National Independent Financial Consultants Ltd	United Kingdom	—	100.00%	FINANCE	—	—	—	1
Abbey National Independent Investments (**)	United Kingdom	—	100.00%	FINANCE	—	—	—	—
Abbey National International Limited	Jersey	—	100.00%	BANKING	212	33	20	212
Abbey National Investments	United Kingdom	—	100.00%	FINANCE	151	—	—	151
Abbey National Investments Holdings Limited	United Kingdom	—	100.00%	PORTFOLIO COMPANY	—	24	57	—
Abbey National Jersey International Limited	Jersey	—	100.00%	FINANCE	262	31	2	262
Abbey National June Leasing (4) Limited (***)	United Kingdom	—	100.00%	LEASING	—	1	—	—
Abbey National June Leasing (5) Limited (*)	United Kingdom	—	100.00%	LEASING	—	1	—	—
Abbey National March Leasing (4) Limited (**)	United Kingdom	—	100.00%	LEASING	—	1	4	—
Abbey National Mortgage Finance plc	United Kingdom	—	100.00%	MORTGAGE LOAN COMPANY	—	—	—	—
Abbey National Newcastle Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
Abbey National Nominees (Jersey) Limited	Jersey	—	100.00%	SECURITIES COMPANY	—	—	—	—
Abbey National Nominees Limited	United Kingdom	—	100.00%	SECURITIES COMPANY	—	—	—	—
Abbey National North America Corporation	United States	—	100.00%	FINANCE	—	2	—	—
Abbey National North America Holdings Limited	United Kingdom	—	100.00%	PORTFOLIO COMPANY	—	—	—	—
Abbey National North America LLC	United States	—	100.00%	FINANCE	—	—	—	—
Abbey National Offshore Holdings Limited	Jersey	—	100.00%	PORTFOLIO COMPANY	245	21	—	258
Abbey National Pension Funds (Holdings) Limited (**)	United Kingdom	—	100.00%	ASSET MANAGEMENT	—	—	—	—
Abbey National Pension Funds Trustee Company Limited (**)	United Kingdom	—	100.00%	ASSET MANAGEMENT	—	—	—	—
Abbey National PEP & ISA Managers Limited	United Kingdom	—	100.00%	FUND AND PORTFOLIO MANAGER	52	10	7	52
Abbey National Personal Finance Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—

Back to Contents

					Millions of Euros

		% of Ownership					Net
		by the Bank					Income
					Capital	Reserves	(Loss)	Cost
Company	Location	Direct	Indirect	Line of Business (*)	Stock (a)	(a)	(a)	(a)

Abbey National Personal Pensions Trustee Limited.	United Kingdom	—	100.00%	ASSET MANAGEMENT	—	—	—	—
Abbey National plc	United Kingdom	100.00%	—	BANKING	3,741	2,044	(327)	12,462
Abbey National PLP (UK) Limited	United Kingdom	—	100.00%	FINANCE	—	—	—	—
Abbey National Properties (1) Limited	United Kingdom	—	100.00%	SERVICES	—	—	—	—
Abbey National Properties (2) Limited	United Kingdom	—	100.00%	LEASING	—	(3)	—	—
Abbey National Property Developments Limited	United Kingdom	—	100.00%	REAL ESTATE	—	—	—	—
Abbey National Property Investments	United Kingdom	—	100.00%	FINANCE	196	24	9	196
Abbey National Property Services Limited	United Kingdom	—	100.00%	REAL ESTATE	—	(18)	—	—
Abbey National Second Capital B.V.	Netherlands	—	100.00%	FINANCE	—	4	—	—
Abbey National Secretariat Services (Jersey) Limited	Jersey	—	100.00%	FUND AND PORTFOLIO MANAGER	—	—	—	—
Abbey National Secretariat Services Limited	United Kingdom	—	100.00%	FUND AND PORTFOLIO MANAGER	—	—	—	—
Abbey National Securities Inc.	United States	—	100.00%	SECURITIES COMPANY	—	30	—	—
Abbey National September Leasing (3) Limited	United Kingdom	—	100.00%	LEASING	—	(7)	1	—
Abbey National September Leasing (5) Limited (*****)	United Kingdom	—	100.00%	LEASING	—	4	2	—
Abbey National September Leasing (7) Limited (*)	United Kingdom	—	100.00%	LEASING	—	—	—	—
Abbey National Share Participation Scheme Trustee Company Limited	United Kingdom	—	100.00%	ASSET MANAGEMENT	—	—	—	—
Abbey National Shelf Co. (4) Limited	United Kingdom	—	100.00%	INSURANCE	—	—	—	—
Abbey National SMA Holdings Limited	United Kingdom	—	100.00%	PORTFOLIO COMPANY	4,775	(380)	(410)	4,507
Abbey National Sterling Capital plc	United Kingdom	—	100.00%	FINANCE	—	4	—	—
Abbey National Treasury International (IOM) Limited	Isle of Man	—	100.00%	BANKING	7	3	—	9
Abbey National Treasury Investments	United Kingdom	—	100.00%	FINANCE	687	16	31	687
Abbey National Treasury Services (Australia) Holdings Limited	United Kingdom	—	100.00%	PORTFOLIO COMPANY	—	—	—	—
Abbey National Treasury Services (Property) Limited	United Kingdom	—	100.00%	FINANCE	—	—	—	—
Abbey National Treasury Services (Trains Holdings) Limited	United Kingdom	—	100.00%	PORTFOLIO COMPANY	213	(37)	(8)	213
Abbey National Treasury Services (Transport Holdings) Limited	United Kingdom	—	100.00%	PORTFOLIO COMPANY	11	(17)	3	11
Abbey National Treasury Services Investments Limited	United Kingdom	—	100.00%	FINANCE	355	5	11	355
Abbey National Treasury Services Overseas Holdings	United Kingdom	—	100.00%	PORTFOLIO COMPANY	1,302	(140)	65	1,302
Abbey National Treasury Services plc	United Kingdom	—	100.00%	BANKING	3,615	(113)	501	3,342
Abbey National UK Investments	United Kingdom	—	100.00%	FINANCE	860	282	39	860
Abbey National Unit Trust Managers Limited	United Kingdom	—	100.00%	FUND AND PORTFOLIO MANAGER	21	23	19	21
Abbey National Wrap Managers Limited	United Kingdom	—	100.00%	FUND AND PORTFOLIO MANAGER	18	(9)	(7)	18
Abbey Stockbrokers (Nominees) Limited	United Kingdom	—	100.00%	SECURITIES COMPANY	—	—	—	—
Abbey Stockbrokers Limited	United Kingdom	—	100.00%	SECURITIES COMPANY	21	(12)	—	9
Abbnat BV	Netherlands	—	100.00%	FINANCE	—	1	—	—
Abfin B.V.	Netherlands	—	100.00%	FINANCE	2	25	3	30
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	HOLDING COMPANY	395	(51)	9	688
Administradora de Fondos de Pensiones y Cesantías Santander, S.A.	Colombia	—	100.00%	PENSION FUND MANAGER	5	17	7	94
Afinidad AFAP, S.A.	Uruguay	—	100.00%	FUND MANAGER	1	—	1	10
Afisa, S.A.	Chile	—	99.98%	FUND MANAGER	3	3	—	2
AFP Summa Bansander S.A.	Chile	—	99.44%	PENSION FUND MANAGER	23	38	14	72
AFP Unión Vida, S.A.	Peru	—	99.94%	PENSION FUND MANAGER	6	6	15	15
Agecroft Properties (No.2) Limited	United Kingdom	—	100.00%	LEASING	—	2	—	—
Agrícola Los Juncales, S.A.	Spain	—	88.65%	REAL ESTATE	1	12	2	9
AKB Marketing Services Sp. Z.o.o.	Poland	—	100.00%	MARKETING	1	(1)	—	—

Back to Contents
					Millions of Euros

		% of Ownership					Net
		by the Bank			Capital		Income
					Stock	Reserves	(Loss)	Cost
Company	Location	Direct	Indirect	Line of Business (*)	(a)	(a)	(a)	(a)

Alce Tenedora Inversiones, S.L.	Spain	—	100.00%	HOLDING COMPANY	—	—	—	—
Aljarafe Golf, S.A.	Spain	—	70.55%	REAL ESTATE	17	(5)	—	—
Aljardi SGPS, Lda.	Portugal	—	100.00%	HOLDING COMPANY	1,159	(10)	—	1,159
Allfunds Bank, S.A.	Spain	—	50.00%	BANKING	27	(2)	5	14
Altec, S.A.	Chile	—	100.00%	IT SERVICES	20	(15)	(1)	19
América Latina Tecnología de México, S.A. De C.V.	Mexico	99.99%	—	IT SERVICES	52	(3)	(8)	40
Amicus UK Limited	United Kingdom	—	100.00%	FINANCE	1	(1)	—	—
AN Structured Issues Limited	Jersey	—	100.00%	FINANCE	—	—	—	—
Andaluza de Inversiones, S.A.	Spain	—	100.00%	SECURITIES INVESTMENT	30	(3)	—	27
ANDSH Limited.	United Kingdom	—	100.00%	FINANCE	3	4	—	3
ANFP (US) LLC	United States	—	100.00%	FINANCE	—	—	—	—
ANIFA Limited	United Kingdom	—	100.00%	FINANCE	—	3	—	3
ANITCO Limited	United Kingdom	—	100.00%	PORTFOLIO COMPANY	—	—	—	—
Argenline, S.A.	Uruguay	—	100.00%	FINANCE	—	—	—	—
Asesora de Titulización, S.A., S.G.F.T.	Spain	70.00%	30.00%	SECURITIZATION	1	—	1	2
Aurum, S.A.	Chile	1.00%	99.00%	HOLDING COMPANY	62	(67)	(6)	58
Ausant Holding GMBH	Austria	—	99.95%	HOLDING COMPANY	11	171	—	160
Ausant Merchant Participations GMBH	Austria	—	99.79%	HOLDING COMPANY	—	424	1	106
B.R.S. Investment S.A.	Argentina	—	100.00%	FINANCE	31	9	—	237
Baker Street Risk and Insurance (Guernsey) Limited (***)	Guernsey	—	100.00%	INSURANCE	3	9	3	3
Banca Serfin, S.A.	Mexico	—	74.92%	BANKING	201	600	249	660
Banco Alicantino de Comercio, S.A.	Spain	—	88.65%	BANKING	9	—	—	8
Banco Banif, S.A.	Spain	100.00%	—	BANKING	39	96	23	84
Banco Caracas, Holding N.V.	Netherlands Antilles	—	75.42%	BANKING	—	—	—	—
Banco Caracas, N.V.	Netherlands Antilles	—	100.00%	BANKING	9	(2)	(3)	9
Banco de Albacete, S.A.	Spain	100.00%	—	BANKING	9	2	1	9
Banco de Asunción, S.A.	Paraguay	—	99.33%	BANKING	1	2	(1)	34
Banco de Venezuela, S.A., Banco Universal (1)	Venezuela	96.78%	1.63%	BANKING	16	211	147	411
Banco do Estado de Sao Paulo, S.A.	Brazil	—	98.02%	BANKING	701	388	484	749
Banco Español de Crédito, S.A.	Spain	87.34%	1.31%	BANKING	1,028	1,439	409	1,689
Banco Madesant - Sociedade Unipessoal, S.A.	Portugal	—	100.00%	BANKING	624	606	59	1,148
Banco Río de la Plata S.A.	Argentina	20.18%	78.91%	BANKING	109	86	9	1,386
Banco Santa Cruz, S.A.	Bolivia	96.18%	0.15%	BANKING	31	7	3	13
Banco Santander (Guernsey), Ltd.	Guernsey	—	99.96%	BANKING	10	—	3	10
Banco Santander (Panamá), S.A.	Panama	—	100.00%	BANKING	3	7	—	59
Banco Santander (Suisse), S.A.	Switzerland	—	99.96%	BANKING	19	59	33	15
Banco Santander Bahamas International, Ltd.	Bahamas	—	100.00%	BANKING	5	808	1	785
Banco Santander Brasil, S.A.	Brazil	—	97.62%	BANKING	345	64	24	498
Banco Santander Chile	Chile	—	83.94%	BANKING	948	149	262	1,399
Banco Santander Colombia, S.A.	Colombia	—	97.64%	BANKING	62	24	33	441
Banco Santander de Negocios Portugal, S.A.	Portugal	—	99.79%	BANKING	26	120	26	29
Banco Santander International	United States	94.80%	5.20%	BANKING	5	102	13	64
Banco Santander Meridional, S.A.	Brazil	—	96.91%	BANKING	413	43	(11)	735
Banco Santander Mexicano, S.A.	Mexico	—	74.92%	BANKING	296	566	135	521

Back to Contents

		% of Ownership by the Bank			Millions of Euros

Company	Location	Direct	Indirect	Line of Business (*)	Capital Stock (a)	Reserves (a)	Net Income (Loss) (a)	Cost (a)

Banco Santander Puerto Rico	Puerto Rico	—	88.64%	BANKING	78	268	56	323
Banco Santander Totta, S.A.	Portugal	—	99.62%	BANKING	590	907	49	2,204
Banco Santander, S.A.	Uruguay	89.91%	10.09%	BANKING	29	4	(11)	45
Banco Santander, S.A.	Brazil	—	99.89%	BANKING	928	126	475	1,850
Banco Totta de Angola, SARL	Angola	—	99.78%	BANKING	7	9	8	19
Banespa, S.A Serviços Técnicos, Administrativos e de Corretagem de Seguros	Brazil	—	98.02%	SERVICES	4	(5)	22	26
Banespa, S.A. Corretora de Cambio e Titulos	Brazil	—	98.02%	SECURITIES COMPANY	6	(9)	15	7
Banesto Banca Privada Gestión, S.A. S.G.I.I.C.	Spain	—	88.65%	FUND MANAGER	2	—	—	2
Banesto Banco de Emisiones, S.A.	Spain	—	88.65%	BANKING	30	67	—	86
Banesto Bolsa, S.A., Sdad. Valores y Bolsa	Spain	—	88.65%	SECURITIES COMPANY	5	68	6	31
Banesto Delaware, Ltd.	United States	—	88.65%	FINANCE	—	—	—	—
Banesto e-Business, S.A.	Spain	—	88.65%	SECURITIES INVESTMENT	6	(6)	(1)	—
Banesto Factoring, S.A. Establecimiento Financiero de Crédito	Spain	—	88.65%	FACTORING	5	13	(1)	12
Banesto Finance, Ltd.	Cayman Islands	—	88.65%	FINANCE	—	—	—	—
Banesto Financial Products, Plc.	Ireland	—	88.64%	FINANCE	—	—	—	—
Banesto Issuances, Ltd.	Cayman Islands	—	88.65%	FINANCE	—	—	—	—
Banesto Renting, S.A.	Spain	—	88.65%	FINANCE	1	2	3	2
Banesto Securities, Inc.	United States	—	88.65%	SECURITIES COMPANY	—	—	—	—
Banesto Servicios y Tecnología Aplicada, S.A.	Spain	—	88.65%	SERVICES	4	—	—	4
Banif Gestión, S.A., S.G.I.I.C.	Spain	—	97.73%	FUND MANAGER	1	5	1	2
Bansa Santander, S.A.	Chile	—	99.99%	REAL ESTATE	19	(17)	(1)	17
Bansalease, S.A., E.F.C.	Spain	100.00%	—	LEASING	54	12	7	57
Bansaleasing Colombia, S.A., Compañía de Financiamiento Comercial	Colombia	—	100.00%	LEASING	5	1	1	6
Bansamex, S.A.	Spain	50.00%	—	CARDS	—	1	—	1
Bansander de Financiaciones, S.A., EFC.	Spain	—	100.00%	FINANCE	5	26	19	4
Bansander Leasing, Corp.	Puerto Rico	—	100.00%	LEASING	—	4	—	—
Bansander, S.A.	Spain	100.00%	—	SECURITIES INVESTMENT	—	—	—	—
Bee Ess Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
Birrell Smith Underwriting Agencies Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
Bitalbond, B.V.	Netherlands	100.00%	—	HOLDING COMPANY	—	17	—	—
Brettwood Limited	Jersey	—	100.00%	ADVISORY SERVICES	—	—	—	—
Bridford Financial Services Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	1	—	—	—
Bridford Life and Pensions Ltd	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
Bridford Pension Trustees Limited	United Kingdom	—	100.00%	ASSET MANAGEMENT	—	—	—	—
Briswiss, Ltd.	Virgin Islands	—	99.88%	HOLDING COMPANY	687	296	24	940
Buhal Leasing, Ltd.	United Kingdom	100.00%	—	LEASING	7	(5)	—	2
Business OutSourcing Services Limited	United Kingdom	—	100.00%	FUND AND PORTFOLIO MANAGER	—	—	—	—
CA Premier Banking Limited	United Kingdom	—	100.00%	BANKING	6	—	—	6
Cabel, S.A. (in liquidation)	Belgium	86.99%	9.99%	HOLDING COMPANY	—	—	—	—
Cambios Sol, S.A.	Spain	—	62.06%	FOREIGN CURRENCY PURCHASE AND SALE	2	2	—	13
Canfy, S.L.	Spain	89.00%	11.00%	HOLDING COMPANY	51	28	4	81
Cántabra de Inversiones, S.A.	Spain	100.00%	—	SECURITIES INVESTMENT	187	56	200	187
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	—	SECURITIES INVESTMENT	154	11	(14)	141
Capital Grupo Santander, S.A., S.G.E.C.R.	Spain	90.00%	9.98%	VENTURE CAPITAL COMPANY	2	2	—	4

<<<<<<

Back to Contents

		% of Ownership by the Bank			Millions of Euros

Company	Location	Direct	Indirect	Line of Business (*)	Capital Stock (a)	Reserves (a)	Net Income (Loss) (a)	Cost (a)

Capital Riesgo Global, SCR, S.A.	Spain	68.84%	31.16%	VENTURE CAPITAL COMPANY	29	955	—	884
Carfax Insurance Limited	Guernsey	—	100.00%	INSURANCE	29	86	110	29
Cartera Mobiliaria, S.A., SIM	Spain	—	85.00%	SECURITIES INVESTMENT	31	467	33	213
Carvasa Inversiones, S.L.	Spain	—	100.00%	HOLDING COMPANY	7	49	2	100
Casa de Bolsa Santander Serfín, S.A. De C.V.	Mexico	—	74.89%	SECURITIES COMPANY	31	3	9	30
Cater Allen (US) Limited	United Kingdom	—	100.00%	PORTFOLIO COMPANY	—	—	—	—
Cater Allen Asset Management (Jersey) Limited	Jersey	—	100.00%	ADVISORY SERVICES	—	—	—	—
Cater Allen Futures Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	2	—	—	2
Cater Allen Holdings Limited	United Kingdom	—	100.00%	PORTFOLIO COMPANY	126	9	1	122
Cater Allen International Limited	United Kingdom	—	100.00%	SECURITIES COMPANY	171	175	27	167
Cater Allen Investment Management Limited	United Kingdom	—	100.00%	LEASING	—	—	—	—
Cater Allen Limited	United Kingdom	—	100.00%	BANKING	146	64	7	162
Cater Allen Lloyd's Holdings Limited	United Kingdom	—	100.00%	PORTFOLIO COMPANY	15	(28)	—	—
Cater Allen Nominees (Jersey) Limited	Jersey	—	100.00%	SECURITIES COMPANY	—	—	—	—
Cater Allen Nominees Limited	United Kingdom	—	100.00%	SECURITIES COMPANY	—	—	—	—
Cater Allen Offshore Nominees Limited	Jersey	—	100.00%	SECURITIES COMPANY	—	—	—	—
Cater Allen Pensions Limited	United Kingdom	—	100.00%	PENSION FUND MANAGER	—	—	—	—
Cater Allen Registrars Limited	Jersey	—	100.00%	SECURITIES COMPANY	—	—	—	—
Cater Allen Syndicate Management Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	2	2	—	1
Cater Allen Trust Company ( International ) Limited	Liberia	—	100.00%	ASSET MANAGEMENT	—	—	—	—
Cater Allen Trust Company (Jersey) Limited	Jersey	—	100.00%	ASSET MANAGEMENT	—	—	—	—
Cater Tyndall Limited	United Kingdom	—	100.00%	PORTFOLIO COMPANY	14	4	—	67
CC autoboerse.de AG	Germany	—	100.00%	INTERNET	1	—	1	1
CC Credit Rt.	Hungary	—	100.00%	FINANCE	4	4	1	4
CCB Finance, a.s.	Czech Republic	—	100.00%	LEASING	35	(1)	(4)	33
CC—Bank Aktiengesellschaft	Germany	—	100.00%	BANKING	30	432	272	474
CC—Debit GmbH	Germany	—	100.00%	INSURANCE	—	—	9	—
CC—Holding GmbH	Germany	—	100.00%	HOLDING COMPANY	49	1,019	125	1,357
CC—ITS GmbH	Germany	—	100.00%	SERVICES	—	—	2	—
CC—Leasing Austria Gesellschaft m.b.h.	Austria	—	100.00%	LEASING	—	—	—	—
CC—Leasing GmbH	Germany	—	100.00%	LEASING	1	3	17	4
Centro de Equipamientos Zona Oeste, S.A.	Spain	25.35%	74.65%	REAL ESTATE	52	(19)	(25)	11
Centro Deportivo Santander, S.A.	Spain	—	100.00%	ADVISORY SERVICES	—	—	—	—
Charterfield Finance Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
Ciudad Financiera, S.A.	Spain	99.94%	0.06%	REAL ESTATE	1	—	—	1
Colchester Management Company Limited	United Kingdom	—	100.00%	REAL ESTATE	—	—	—	—
Comercial Española de Valores, S.A.	Spain	69.03%	30.97%	SECURITIES INVESTMENT	8	23	(3)	27
Compass Trust Company Limited	Jersey	—	100.00%	ASSET MANAGEMENT	—	2	—	—
Consultoría Tributaria, Financiera y Contable, S.A.	Spain	100.00%	—	ADVISORY SERVICES	—	—	—	—
Corpoban, S.A.	Spain	—	88.65%	SECURITIES INVESTMENT	36	29	3	60
Corporación Industrial y Financiera de Banesto, S.A.	Spain	—	88.55%	HOLDING COMPANY	134	244	3	355
Corredora de Seguros Santander, Ltda.	Chile	—	83.94%	INSURANCE BROKER	1	8	6	1
Cota de las Estrellas, S.A.	Spain	—	44.94%	REAL ESTATE	1	—	—	6
Covista Integrated Business Infrastructure Limited	United Kingdom	—	100.00%	REAL ESTATE	—	—	—	—

Back to Contents

		% of Ownership by the Bank			Millions of Euros

Company	Location	Direct	Indirect	Line of Business (*)	Capital Stock (a)	Reserves (a)	Net Income (Loss) (a)	Cost (a)

Credisol, S.A.	Uruguay	—	100.00%	CARDS	—	—	—	7
Crefisa, Inc.	Puerto Rico	100.00%	—	FINANCE	—	32	—	18
Crossley & Partners Ltd	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
Debt Management and Recovery Services Limited	United Kingdom	—	100.00%	COLLECTION AND PAYMENT SERVICES	—	—	—	—
Deutsche Porterbrook GmbH	Germany	—	100.00%	LEASING	—	—	—	—
DF 123 Limited	United Kingdom	—	100.00%	LEASING	—	2	1	—
Digital Procurement Holdings, N.V.	Netherlands	88.11%	—	ELECTRONIC SERVICES	15	—	—	2
Diners Club Spain, S.A.	Spain	90.00%	—	CARDS	2	5	2	7
Duchess Parade Investments Limited	United Kingdom	—	100.00%	LEASING	1	1	—	1
Dudebasa, S.A.	Spain	—	88.65%	FINANCE	1	33	7	22
Duncan Lawrie Pension Consultants Limited	United Kingdom	—	100.00%	ASSET MANAGEMENT	2	(1)	—	1
Efectividad en Medios de Pago, S.A. de C.V.	Mexico	98.59%	1.41%	FINANCE	22	—	—	11
Efla 2003, S.L.	Spain	—	88.65%	SECURITIES INVESTMENT	—	—	—	—
Elcon Finance A.S.	Norway	—	100.00%	FINANCE	145	24	18	287
Elerco, S.A.	Spain	—	88.55%	RENTAL	—	38	1	35
Factoring Santander Serfín, S.A. De C.V.	Mexico	—	73.99%	FACTORING	51	(32)	—	6
FC Factor S.R.L.	Italy	—	100.00%	FINANCE	1	1	—	1
FFB — Participaçoes e Serviços, Sociedade Unipessoal, S.A.	Portugal	—	100.00%	HOLDING COMPANY	1,020	2,312	71	1,020
Fideicomiso 100740 SLPT	Mexico	—	74.89%	FINANCE	3	—	—	2
Fideicomiso GFSSLPT Banca Serfín, S.A.	Mexico	—	74.91%	FINANCE	21	—	—	14
Finconsumo Banca SPA	Italy	—	100.00%	FINANCE	22	59	28	162
First National Litigation Funding plc	United Kingdom	—	100.00%	FINANCE	—	(50)	(29)	—
First National Motor Business Limited	United Kingdom	—	100.00%	LEASING	—	—	—	—
First National Motor Contracts Limited	United Kingdom	—	100.00%	LEASING	—	(1)	(3)	—
First National Motor Facilities Limited	United Kingdom	—	100.00%	LEASING	—	—	—	—
First National Motor Finance Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
First National Motor Leasing Limited	United Kingdom	—	100.00%	LEASING	—	—	—	1
First National Motor No. 1 plc	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
First National Motor plc	United Kingdom	—	100.00%	LEASING	—	(77)	(8)	—
Foggia, S.G.P.S., S.A.	Portugal	—	99.85%	HOLDING COMPANY	138	2,446	7	2,250
Fomento Cultural Santander Mexicano, A.C.	Mexico	—	74.92%	SERVICES	—	1	—	—
Fomento e Inversiones, S.A.	Spain	100.00%	—	SECURITIES INVESTMENT	1	3	19	17
Fondo Inverpro, S.A. De C.V.	Mexico	—	74.90%	FUND MANAGER	2	(1)	—	—
Fondos Santander, S.A. Administradora de Fondos de Inversión	Uruguay	—	100.00%	FUND MANAGER	—	—	—	1
Fonlyser, S.A. De C.V.	Mexico	—	74.91%	FINANCE	32	(5)	—	16
Formación Integral, S.A.	Spain	—	88.65%	TRAINING	1	—	—	1
Fortensky Trading, Ltd.	Ireland	—	100.00%	FINANCE	—	—	—	—
GB Trustees Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
Gedinver e Inmuebles, S.A.	Spain	—	88.65%	FINANCE	3	5	1	9
Geoban, S.A.	Spain	—	88.65%	SERVICES	—	1	(1)	—
Gescoban Soluciones, S.A.	Spain	—	88.65%	FINANCE	—	—	—	1
Gessinest Consulting, S.A.	Spain	99.88%	0.12%	HOLDING COMPANY	9	(54)	(31)	—
Gestión de Actividades Tecnológicas, S.A.	Spain	99.98%	0.02%	SERVICES	—	—	(8)	—
Gestión Industrial Hispamer, S.A.	Spain	100.00%	—	BUSINESS PROMOTION	—	—	—	—

Back to Contents

		% of Ownership by the Bank			Millions of Euros

Company	Location	Direct	Indirect	Line of Business (*)	Capital Stock (a)	Reserves (a)	Net Income (Loss) (a)	Cost (a)

Gestión Santander México, S.A. De C.V.	Mexico	—	74.92%	FINANCE	2	—	7	1
Get Motoring PLC	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
GMBC Financial Services Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
Golf Santander, S.A.	Spain	99.99%	0.01%	HOLDING COMPANY	2	—	—	2
Grupo Empresarial Santander, S.L.	Spain	99.10%	0.90%	HOLDING COMPANY	2,843	3	487	4,005
Grupo Financiero Santander Serfín, S.A. De C.V.	Mexico	74.68%	0.24%	HOLDING COMPANY	1,784	(2)	395	1,809
Grupo Inmobiliario La Corporación Banesto, S.A.	Spain	—	88.54%	SECURITIES INVESTMENT	1	7	—	22
Grupo Santander Perú, S.A.	Peru	—	100.00%	HOLDING COMPANY	19	4	12	299
Guest Barnes (Underwriting Agencies) Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
Harris & Dixon (Underwriting Agencies) Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
Harvestime Limited	Jersey	—	100.00%	BANKING	—	—	—	—
Hedge End Park No.3 Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
Hedge End Park No.4 Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
Hipotebansa EFC, S.A.	Spain	100.00%	—	MORTGAGE LOANS	36	8	12	36
Hispamer Servicios Financieros EFC, S.A.	Spain	—	100.00%	FINANCE	83	36	46	98
HMC Mortgage Notes 102 PLC	United Kingdom	—	100.00%	MORTGAGE LOAN COMPANY	—	—	—	—
Holbah II, Ltd.	Bahamas	—	100.00%	HOLDING COMPANY	—	881	4	1,142
Holbah, Ltd.	Bahamas	—	100.00%	HOLDING COMPANY	—	(150)	1	123
Holneth Merchant, B.V.	Netherlands	—	100.00%	HOLDING COMPANY	—	(2)	—	—
Holneth, B.V.	Netherlands	—	100.00%	HOLDING COMPANY	9	34	64	10
Holsant, B.V.	Netherlands	—	100.00%	HOLDING COMPANY	—	11	—	—
Homesave Company	United Kingdom	—	100.00%	LEASING	4	1	—	4
Hualle, S.A.	Spain	—	88.65%	SECURITIES INVESTMENT	5	—	—	4
Ibergement Assesments S.L.	Spain	99.67%	—	HOLDING COMPANY	—	(3)	(10)	—
IEM (Holland) Aircraft Lease B.V.	Netherlands	—	100.00%	LEASING	—	2	(1)	—
IEM 757 Leasing I B.V.	Netherlands	—	100.00%	LEASING	—	(6)	(3)	—
IEM Airfinance B.V.	Netherlands	—	100.00%	LEASING	6	(29)	(4)	29
IEM Lease Aircraft B.V.	Netherlands	—	100.00%	LEASING	3	(113)	(45)	3
Ingeniería de Software Bancario, S.L.	Spain	49.00%	45.21%	IT SERVICES	61	(10)	(6)	24
Inmobiliaria Laukariz S.A.	Spain	—	88.65%	REAL ESTATE	—	14	—	9
Inmobiliaria Lerma y Amazonas, S.A. De C.V.	Mexico	—	74.87%	REAL ESTATE MANAGEMENT	7	10	—	12
Inmobiliaria Santander México, S.A de C.V.	Mexico	—	99.99%	REAL ESTATE MANAGEMENT	7	(8)	—	6
Inmuebles B de V 1985 C.A.	Venezuela	—	35.11%	RENTAL OF PREMISES	—	1	—	—
Inscape Investments Limited	United Kingdom	—	100.00%	FINANCE	128	(101)	2	27
Integrated Securities Services, S.A.	Spain	—	60.00%	HOLDING COMPANY	1	—	—	—
Integritas (Canada) Trustee Corporation Ltd.	Canada	—	100.00%	ASSET MANAGEMENT	—	—	—	—
Integritas New Zealand Ltd.	New Zealand	—	100.00%	ASSET MANAGEMENT	—	—	—	—
Integritas Trust, S.A.	Switzerland	—	100.00%	HOLDING COMPANY	—	—	—	—
Inversiones Estratégicas, S.A. De C.V.	Mexico	—	48.20%	FINANCE	—	—	—	—
ISBAN Portugal	Portugal	—	97.00%	IT SERVICES	1	—	—	—
Isban UK., Ltd.	United Kingdom	—	94.21%	IT SERVICES	—	—	—	—
Itasant Sociedade Gestora de Participaçoes Sociais Sociedade Unipessoal, Lda.	Portugal	—	100.00%	HOLDING COMPANY	—	337	(10)	92
J.R.H. Limited	United Kingdom	—	100.00%	FINANCE	—	—	—	—
James Hay Administration Company Limited	United Kingdom	—	100.00%	FUND AND PORTFOLIO MANAGER	—	(11)	(11)	—

Back to Contents

		% of Ownership by the Bank			Millions of Euros

Company	Location	Direct	Indirect	Line of Business (*)	Capital Stock (a)	Reserves (a)	Net Income (Loss) (a)	Cost (a)

James Hay Holdings Limited	United Kingdom	—	100.00%	FUND AND PORTFOLIO MANAGER	28	(13)	1	—
James Hay Insurance Company Limited	Jersey	—	100.00%	FUND AND PORTFOLIO MANAGER	21	3	1	21
James Hay Investment Services Limited	United Kingdom	—	100.00%	FINANCE	—	1	—	1
James Hay Pension Trustees Limited	United Kingdom	—	100.00%	ASSET MANAGEMENT	1	4	(1)	21
Key Investments Limited	United Kingdom	—	100.00%	PORTFOLIO COMPANY	2	1	—	3
Kontax Pensions (Midlands) Ltd	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
Kontax Pensions Limited	United Kingdom	—	100.00%	FINANCE	—	—	—	—
Larix Limited	Isle of Man	—	88.65%	REAL ESTATE	—	1	—	1
Leasing Equipment Limited	United Kingdom	—	100.00%	LEASING	—	—	—	—
Life OnLine Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
Lion Consulting, S.A.	Argentina	—	94.93%	ADVISORY SERVICES	—	—	—	—
Lodares Inversiones, S.L.	Spain	100.00%	—	HOLDING COMPANY	12	224	20	236
LOF Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
LOL Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	7	(1)	—	7
MAC No. 1 Limited (****)	United Kingdom	—	100.00%	MORTGAGE LOAN COMPANY	—	—	—	—
Macame, S.A.	Spain	90.09%	9.91%	HOLDING COMPANY	1	39	—	10
Madeisisa — SGPS Sociedade Unipessoal, Lda.	Portugal	—	99.80%	HOLDING COMPANY	3	1	28	3
Mercado de Dinero, S.A.	Spain	—	88.65%	SECURITIES INVESTMENT	—	—	—	—
Mosiler, S.A.	Uruguay	—	100.00%	SERVICES	—	—	—	—
N&P (B.E.S.) Loans Limited	United Kingdom	—	100.00%	LEASING	154	1	—	138
N&P Syndicated Loans Limited	United Kingdom	—	100.00%	FINANCE	—	—	—	1
N&P Trustees Ltd	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
New Investment for Trains 1 PLC	United Kingdom	—	100.00%	FINANCE	—	—	—	—
Nordin, S.A.	Spain	—	88.65%	REAL ESTATE	—	1	—	—
Novachance Limited	United Kingdom	—	100.00%	REAL ESTATE	—	—	—	—
Oil—Dor, S.A.	Spain	—	88.54%	FINANCE	60	77	3	108
Omega Gesellschaft für Vertriebsentwicklung mbh	Germany	—	100.00%	HOLDING COMPANY	—	—	—	—
Operadora de Derivados Serfin, S.A. De C.V.	Mexico	—	74.91%	FINANCE	—	—	—	—
Optimal Investment Services, S.A.	Switzerland	—	100.00%	FUND MANAGER	5	2	5	5
Orígenes AFJP, S.A.	Argentina	—	59.20%	PENSION FUND MANAGER	32	13	(13)	173
Pacale, S.A. De C.V.	Mexico	—	74.88%	FINANCE	7	10	—	12
Pan American Bank, Ltd.	Bahamas	—	100.00%	BANKING	1	2	—	24
Parasant, S.A.	Switzerland	100.00%	—	HOLDING COMPANY	1,167	31	—	1,167
Patagon Bank, S.A.	Spain	—	100.00%	BANKING	39	(9)	2	47
Patagon Euro, S.L.	Spain	100.00%	—	HOLDING COMPANY	229	74	(1)	587
Peninsular, S.A.	France	100.00%	—	HOLDING COMPANY	—	—	—	9
Pereda Gestión, S.A.	Spain	99.99%	0.01%	HOLDING COMPANY	3	—	—	4
Polskie Towarzystwo Finansowe S.A.	Poland	—	100.00%	FINANCE	1	(1)	2	34
Portada, S.A.	Chile	—	96.16%	FINANCE	4	1	—	5
Porterbrook International Limited	United Kingdom	—	100.00%	PORTFOLIO COMPANY	—	—	—	—
Porterbrook Leasing Company Limited	United Kingdom	—	100.00%	LEASING	—	932	(15)	744
Porterbrook Leasing Company MEBO Limited	United Kingdom	—	100.00%	PORTFOLIO COMPANY	106	95	4	706
Porterbrook Limited	United Kingdom	—	100.00%	PORTFOLIO COMPANY	391	—	—	424
Porterbrook Maintenance Limited	United Kingdom	—	100.00%	MAINTENANCE SERVICES	—	154	7	—

Back to Contents

		% of Ownership by the Bank			Millions of Euros

Company	Location	Direct	Indirect	Line of Business (*)	Capital Stock (a)	Reserves (a)	Net Income (Loss) (a)	Cost (a)

Premises, B.V.	Netherlands	100.00%	—	FINANCE	—	—	—	—
Préstamos de Consumo, S.A.	Argentina	—	99.97%	FINANCE	17	(17)	—	8
Prolific Holdings Limited	United Kingdom	—	100.00%	PORTFOLIO COMPANY	32	30	2	32
Prolific Property Development (Kent) Limited	United Kingdom	—	100.00%	PORTFOLIO COMPANY	—	(1)	—	—
Promoción de Servicios Integrales, S.A. De C.V.	Mexico	—	99.99%	SERVICES	—	—	—	—
Promociones y Desarrollo Bansa, S.A. De C.V.	Mexico	—	99.99%	FINANCE	—	1	—	—
Promotora AFR de Venezuela, S.A.	Venezuela	—	98.40%	ADVISORY SERVICES	4	(3)	(1)	4
PTF Bank Spólka Akcyjna	Poland	—	100.00%	BANKING	12	51	1	60
R D Robertson Underwriting Agency Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
Ravensbank (Plot 2) Limited	Jersey	—	100.00%	ASSET MANAGEMENT	—	—	—	—
Rea Brothers Trustees Limited	United Kingdom	—	100.00%	ASSET MANAGEMENT	—	—	—	—
Rental Collections Limited	United Kingdom	—	100.00%	LEASING	—	—	—	—
Riobank International (Uruguay) SAIFE	Uruguay	—	100.00%	BANKING	15	5	—	17
Riyal, S.L.	Spain	60.20%	39.80%	HOLDING COMPANY	17	386	51	426
Roger Cunliffe Investments Limited	United Kingdom	—	100.00%	FINANCE	—	—	—	—
Rolling Stock Finance 1 PLC	United Kingdom	—	100.00%	FINANCE	—	—	—	—
Rolling Stock Finance 2 PLC	United Kingdom	—	100.00%	FINANCE	—	—	—	—
Ryders Discount Company Limited	United Kingdom	—	100.00%	FACTORING	—	—	—	—
S C Servicios y Cobranzas S.A.	Colombia	—	97.76%	COLLECTION AND PAYMENT SERVICES	—	1	—	1
Saninv Gestao e Investimentos, S.A.	Portugal	—	100.00%	FINANCE	100	—	(27)	75
Santana Credit E.F.C., S.A.	Spain	—	50.00%	FINANCE	4	1	1	1
Santander Activos Inmobiliarios, S.G.I.I.C., S.A.	Spain	—	99.09%	FUND MANAGER	1	12	13	6
Santander Asset Management Ireland, Ltd.	Ireland	—	100.00%	FUND MANAGER	—	15	(1)	—
Santander Asset Management, Ltda.	Brazil	—	97.62%	SECURITIES INVESTMENT	18	(2)	3	16
Santander Asset Management, S.L.	Spain	100.00%	—	FUND AND PORTFOLIO MANAGER	29	67	25	6
Santander Banespa Administradora de Consorcios, Ltda.	Brazil	—	97.62%	FINANCE	1	—	—	1
Santander Banespa, Cia. de Arrendamiento Mercantil	Brazil	—	98.02%	LEASING	97	6	13	106
Santander Bank and Trust, Ltd.	Bahamas	—	100.00%	BANKING	1	1,324	2	1,166
Santander BankCorp	Puerto Rico	—	88.64%	HOLDING COMPANY	93	383	62	186
Santander Benelux, S.A., N.V.	Belgium	100.00%	—	BANKING	40	1	1	25
Santander Brasil Arrendamento Mercantil, S.A.	Brazil	—	97.62%	LEASING	11	3	6	10
Santander Brasil Investimentos e Serviços, S.A.	Brazil	—	100.00%	SERVICES	7	13	2	22
Santander Brasil Participaçoes e Emprendimentos, S.A.	Brazil	—	97.62%	SERVICES	53	2	2	70
Santander Brasil S.A., Corretora de Cambio e Valores Mobiliarios	Brazil	—	97.62%	SECURITIES COMPANY	10	13	2	14
Santander Capital Desarrollo, SGECR, S.A.	Spain	100.00%	—	VENTURE CAPITAL COMPANY	—	—	—	—
Santander Capitalizaçao, S.A.	Brazil	—	98.98%	FUND MANAGER	4	—	9	4
Santander Carteras, S.G.C., S.A.	Spain	—	100.00%	FUND MANAGER	1	5	1	1
Santander Central Hispano Asset Management Bahamas Inc.	Bahamas	—	100.00%	FUND MANAGER	—	17	1	—
Santander Central Hispano Asset Management Luxembourg, S.A.	Luxembourg	—	97.73%	FUND MANAGER	—	—	—	—
Santander Central Hispano Bolsa, S.V., S.A.	Spain	—	100.00%	SECURITIES COMPANY	25	71	30	104
Santander Central Hispano Finance (Delaware), Inc.	United States	100.00%	—	FINANCE	—	1	—	—
Santander Central Hispano Finance, B.V.	Netherlands	100.00%	—	FINANCE	—	1	—	—
Santander Central Hispano Financial Services, Ltd.	Cayman Islands	100.00%	—	FINANCE	—	1	—	—
Santander Central Hispano International Ltd.	Cayman Islands	100.00%	—	FINANCE	—	3	—	—

Back to Contents

		% of Ownership by the Bank			Millions of Euros

Company	Location	Direct	Indirect	Line of Business (*)	Capital Stock (a)	Reserves (a)	Net Income (Loss) (a)	Cost (a)

Santander Central Hispano Issuances, Ltd.	Cayman Islands	100.00%	—	FINANCE	—	3	—	—
Santander Chile Holding, S.A.	Chile	22.11%	77.33%	HOLDING COMPANY	415	78	84	271
Santander Commercial Paper, S.A.	Spain	100.00%	—	HOLDING COMPANY	—	—	—	—
Santander Companhia Securitizadora de Créditos Financeiros	Brazil	—	97.62%	COLLECTION MANAGEMENT	74	(29)	6	56
Santander Consumer Finance, Germany GmbH	Germany	—	100.00%	HOLDING COMPANY	—	2,316	(48)	2,316
Santander Consumer Finance, S.A.	Spain	63.19%	36.81%	BANKING	173	1,372	300	1,517
Santander de Leasing, S.A., E.F.C.	Spain	70.00%	30.00%	LEASING	27	4	1	27
Santander de Titulización S.G.F.T., S.A.	Spain	81.00%	19.00%	SECURITIZATION	1	—	3	1
Santander Distribuidora de Títulos e Valores Mobiliarios, Ltda.	Brazil	—	97.62%	SECURITIES COMPANY	2	1	—	4
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	—	FACTORING	59	22	15	76
Santander Factoring, S.A.	Chile	—	99.44%	FACTORING	5	12	1	6
Santander Financial Products, Ltd.	Ireland	—	100.00%	FINANCE	—	149	19	162
Santander Gestao de Activos — Sociedade Gestora de Fundos de Investimento Mobiliario, S.A.	Portugal	—	99.79%	FUND MANAGER	5	10	8	7
Santander Gestâo de Activos, SGPS, S.A.	Portugal	—	99.79%	FUND MANAGER	4	21	—	7
Santander Gestión de Activos, S.A., S.G.I.I.C.	Spain	28.30%	69.43%	FUND MANAGER	23	37	8	33
Santander Gestión de Recaudación y Cobranzas, Ltda.	Chile	—	98.90%	FINANCE	1	—	(1)	2
Santander Global Services, S.A.	Uruguay	—	100.00%	SERVICES	—	—	—	—
Santander Holanda B.V.	Netherlands	100.00%	—	HOLDING COMPANY	12	1	(3)	—
Santander Holding Gestión, S.L.	Spain	—	100.00%	HOLDING COMPANY	1	1	(140)	—
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	HOLDING COMPANY	23	10	299	23
Santander Insurance Agency, Inc.	Puerto Rico	—	88.64%	SECURITIES INVESTMENT	14	(6)	1	3
Santander International Debt, S.A.	Spain	100.00%	—	HOLDING COMPANY	—	—	—	—
Santander Inversiones, S.A.	Chile	—	99.99%	HOLDING COMPANY	322	(24)	(3)	315
Santander Investment Bank, Ltd.	Bahamas	—	100.00%	BANKING	7	50	6	376
Santander Investment Chile, Ltda.	Chile	—	99.99%	FINANCE	46	66	14	52
Santander Investment Colombia S.A.	Colombia	—	99.86%	FINANCE	9	(2)	—	45
Santander Investment Gerente FCI, S.A.	Argentina	—	99.14%	FUND MANAGER	—	5	1	—
Santander Investment I, S.A.	Spain	100.00%	—	HOLDING COMPANY	308	(1,851)	(58)	327
Santander Investment Inmobiliaria Colombia, Ltda.	Colombia	—	99.86%	REAL ESTATE MANAGEMENT	7	(3)	—	—
Santander Investment Limited	Bahamas	—	100.00%	SECURITIES COMPANY	—	9	(5)	—
Santander Investment Securities, Inc.	United States	—	100.00%	SECURITIES COMPANY	213	(153)	(9)	295
Santander Investment Services, S.A.	Spain	100.00%	—	BANKING	21	129	107	14
Santander Investment Sociedad Agente de Bolsa, S.A.	Peru	—	100.00%	SECURITIES COMPANY	2	—	(1)	9
Santander Investment Trust Colombia S.A., Sociedad Fiduciaria	Colombia	—	100.00%	FUND MANAGER	2	7	—	16
Santander Investment Valores Colombia S.A., Comisionista de Bolsa Comercial	Colombia	—	97.76%	SECURITIES COMPANY	—	1	1	1
Santander Investment, S.A., Corredores de Bolsa	Chile	—	99.99%	SECURITIES COMPANY	12	18	3	12
Santander Issuances, S.A.	Spain	100.00%	—	HOLDING COMPANY	—	—	—	—
Santander Management Gesellschaft für Abrechnungssyisteme mbh	Germany	—	100.00%	FINANCE	—	—	—	—
Santander Management Latinoamérica, B.V.	Netherlands	—	100.00%	HOLDING COMPANY	—	—	—	—
Santander Merchant Bank, Ltd.	Bahamas	—	100.00%	BANKING	4	61	4	134
Santander Merchant, S.A.	Argentina	—	99.97%	FINANCE	9	(9)	—	18
Santander Mexicano S.A. De C.V. Afore	Mexico	—	74.92%	PENSION FUND MANAGER	30	5	39	2
Santander Multimedios, S.A.	Chile	—	99.99%	INTERNET	1	—	—	1
Santander Overseas Bank, Inc.	Puerto Rico	—	100.00%	BANKING	81	252	7	203

Back to Contents

		% of Ownership by the Bank			Millions of Euros

Company	Location	Direct	Indirect	Line of Business (*)	Capital Stock (a)	Reserves (a)	Net Income (Loss) (a)	Cost (a)

Santander Pensiones, S.A., E.G.F.P.	Spain	21.20%	76.54%	PENSION FUND MANAGER	39	12	7	50
Santander Pensôes — Sociedade Gestora de Fundos de Pensôes, S.A.	Portugal	—	99.79%	PENSION FUND MANAGER	1	2	1	1
Santander Perpetual S.A. Unipersonal	Spain	100.00%	—	HOLDING COMPANY	—	—	—	—
Santander Private Advisors, Ltd.	United States	100.00%	—	HOLDING COMPANY	—	—	—	—
Santander S.A. Agente de Valores	Chile	—	84.09%	SECURITIES COMPANY	41	88	27	21
Santander Securities Corporation	Puerto Rico	—	88.64%	SECURITIES COMPANY	18	3	7	16
Santander Sociedad de Bolsa, S.A.	Argentina	—	99.14%	SECURITIES COMPANY	3	1	1	3
Santander Totta, SGPS.	Portugal	—	99.80%	HOLDING COMPANY	1,509	—	—	2,554
Santander Trade Services, Ltd.	Hong Kong	—	100.00%	ADVISORY SERVICES	32	(31)	2	32
Santander Venezuela Sociedad Administradora de Entidades de Inversión Colectiva, C.A.	Venezuela	—	90.00%	FUND MANAGER	—	—	—	—
Santander, S.A., Administradora General de Fondos	Chile	—	83.95%	FUND MANAGER	12	30	17	8
Santander, S.A., Sociedad Securitizadora	Chile	—	84.00%	SECURITIZATION	1	—	—	1
Santiago Corredores de Bolsa, Ltda.	Chile	—	83.94%	SECURITIES COMPANY	7	3	1	8
Santiago Leasing, S.A.	Chile	—	84.02%	LEASING	27	10	(5)	51
Santusa Holding, S.L.	Spain	69.64%	30.36%	HOLDING COMPANY	4,857	5,522	74	9,179
Sarum Trustees Limited	United Kingdom	—	100.00%	ASSET MANAGEMENT	—	—	—	—
Scotprov Limited	United Kingdom	—	100.00%	PORTFOLIO COMPANY	213	(89)	(7)	124
Scottish Mutual International Fund Managers (South Africa) Limited	South Africa	—	100.00%	SERVICES	—	—	—	—
Scottish Mutual International Fund Managers Limited	Ireland	—	100.00%	FINANCE	1	—	2	1
Scottish Mutual International Holdings	Ireland	—	100.00%	PORTFOLIO COMPANY	371	(122)	(41)	249
Scottish Mutual International Investment Fund plc (******)	Ireland	—	100.00%	FUND MANAGER	—	—	—	—
Scottish Mutual Investment Managers Limited	United Kingdom	—	100.00%	FINANCE	1	4	(4)	1
Scottish Mutual Nominees Limited	United Kingdom	—	100.00%	SECURITIES COMPANY	—	—	—	—
Scottish Mutual Pension Funds Investment Limited	United Kingdom	—	100.00%	ASSET MANAGEMENT	1	1	—	1
Scottish Mutual PEP and ISA Managers Limited	United Kingdom	—	100.00%	FUND AND PORTFOLIO MANAGER	43	3	1	43
Scottish Provident (Holdings) Limited	United Kingdom	—	100.00%	PORTFOLIO COMPANY	97	(35)	2	62
Scottish Provident Institution	United Kingdom	—	100.00%	ASSET MANAGEMENT	—	—	—	—
Scottish Provident Pension Trustees Limited	United Kingdom	—	100.00%	ASSET MANAGEMENT	—	—	—	—
Scottish Provident Trustees Limited	United Kingdom	—	100.00%	ASSET MANAGEMENT	—	—	—	—
Sercopyme, S.A.	Spain	—	88.65%	SERVICES	17	2	(1)	17
Serfin International Bank and Trust	Cayman Islands	—	99.80%	BANKING	37	(11)	28	24
Serfin VII, Ltd.	Cayman Islands	—	100.00%	FUND MANAGER	—	1	—	8
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	100.00%	—	SECURITY	1	—	—	1
Servicios Administrados, S.A.	Uruguay	—	100.00%	FINANCE	—	—	—	2
Servicios de Cobranza, Recuperación y Seguimiento, S.A. De C.V.	Mexico	—	100.00%	SERVICES	1	—	—	3
Sheppards Moneybrokers Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	20	4	—	20
Sinvest Inversiones y Asesorías Limitada	Chile	—	99.99%	FINANCE	1	33	5	2
Sistema 4B, S.A.	Spain	46.02%	11.50%	CARDS	3	13	2	10
SMA (81/103 Kings Road) Limited	United Kingdom	—	100.00%	REAL ESTATE	—	—	—	—
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	—	100.00%	APPRAISAL	1	—	2	1
Societe de Gestion de Leopard Fund, S.A.	Luxembourg	—	100.00%	FUND MANAGER	—	—	—	—
Sodepro, S.A.	Spain	—	88.65%	FINANCE	3	1	—	2
Soince, S.A.	Chile	0.01%	99.80%	HOLDING COMPANY	—	8	—	8
Solarlaser Limited	United Kingdom	—	100.00%	REAL ESTATE	56	30	3	56

Back to Contents

		% of Ownership by the Bank			Millions of Euros

Company	Location	Direct	Indirect	Line of Business (*)	Capital Stock (a)	Reserves (a)	Net Income (Loss) (a)	Cost (a)

Somaen Dos, S.L.	Spain	—	59.96%	HOLDING COMPANY	26	634	84	402
Sotrón, S.L.	Spain	—	100.00%	HOLDING COMPANY	5	81	12	86
South Glasgow Retail Park Limited	United Kingdom	—	100.00%	REAL ESTATE	35	(21)	—	2
SPI Finance Plc	United Kingdom	—	100.00%	FINANCE	—	—	—	—
SPILA Marketing Services (Pty) Limited	South Africa	—	100.00%	MARKETING	—	—	—	—
SPL (Holdings 1) Limited	United Kingdom	—	100.00%	PORTFOLIO COMPANY	2,464	(556)	(455)	1,908
SPL (Holdings 2) Limited	United Kingdom	—	100.00%	PORTFOLIO COMPANY	25	(6)	(5)	19
SPL (Holdings) Limited	United Kingdom	—	100.00%	PORTFOLIO COMPANY	3,068	(1,143)	(460)	1,925
Suleyado 2003, S.L.	Spain	—	100.00%	HOLDING COMPANY	7	—	—	7
Swesant Merchant S.A.	Switzerland	—	100.00%	HOLDING COMPANY	2	—	—	383
Swesant, S.A.	Switzerland	—	100.00%	HOLDING COMPANY	—	81	336	—
Symbios Capital, B.V.	Netherlands	—	100.00%	VENTURE CAPITAL COMPANY	21	—	1	22
Symbios Capital, S.L.	Spain	98.00%	2.00%	HOLDING COMPANY	—	—	—	—
Talorcan plc	United Kingdom	—	100.00%	FINANCE	2	—	—	2
Taxagest Sociedade Gestora de Participaçoes Sociais, S.A.	Portugal	—	99.79%	HOLDING COMPANY	42	37	5	42
Teatinos Siglo XXI, S.A.	Chile	50.00%	50.00%	HOLDING COMPANY	70	(17)	43	384
Teylada, S.A.	Spain	11.11%	88.89%	SECURITIES INVESTMENT	—	—	—	—
The Compass Group Limited	Jersey	—	100.00%	PORTFOLIO COMPANY	—	—	—	—
The Inscape Investment Fund (Jersey) Limited	Jersey	—	100.00%	FINANCE	—	—	—	—
The National & Provincial Building Society Custodian Trustee Limited (**)	United Kingdom	—	(b)	ASSET MANAGEMENT	—	—	—	—
The National & Provincial Building Society Pension Fund Trustees Limited (**)	United Kingdom	—	100.00%	ASSET MANAGEMENT	—	—	—	—
The Scottish Mutual Assurance Society	United Kingdom	—	100.00%	INSURANCE	—	—	—	—
The WF Company Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	—	1	—	—
Three Quays Underwriting Management Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
Timac Properties Limited	Jersey	—	100.00%	SECURITIES COMPANY	—	—	—	—
Títulos de Renta Fija, S.A.	Spain	100.00%	—	SECURITIES INVESTMENT	—	—	—	—
Tornquist Asesores de Seguros , S.A.	Argentina	—	99.83%	ADVISORY SERVICES	—	—	—	—
Totta & Açores Ct. Inc. – Naugatuck	United States	—	99.80%	BANKING	—	—	—	—
Totta & Açores Finance Ireland, Limited	Ireland	—	99.15%	FINANCE	57	—	2	57
Totta & Açores Inc. Newark	United States	—	99.80%	BANKING	—	—	—	—
Totta (Ireland), PLC	Ireland	—	99.80%	FINANCE	286	1	11	285
Totta Crédito Especializado, Instituiçao Financeira de Crédito, S.A. (IFIC)	Portugal	—	99.71%	LEASING	35	50	14	42
Totta Urbe — Empresa de Administraçâo e Construçôes, S.A.	Portugal	—	99.80%	REAL ESTATE	100	6	—	148
Tyndall Nominees ( Isle of Man ) Limited	Isle of Man	—	100.00%	SECURITIES COMPANY	—	—	—	—
Universia Holding, S.A.	Spain	50.00%	50.00%	INTERNET	—	—	—	—
Valores Santander Casa de Bolsa, C.A.	Venezuela	—	90.00%	SECURITIES COMPANY	2	4	2	7
Vendcare Finance Limited	United Kingdom	—	100.00%	LEASING	—	—	—	—
Vista Capital de Expansión, S.A. SGECR	Spain	—	50.00%	VENTURE CAPITAL MANAGEMENT	—	—	—	—
Vista Desarrollo, S.A. SCR	Spain	100.00%	—	VENTURE CAPITAL COMPANY	48	31	2	33
W.N.P.H. Gestao e Investimentos Sociedade Unipessoal, S.A.	Portugal	—	100.00%	SECURITIES INVESTMENT	—	31	1	—
Wallcesa, S.A.	Spain	100.00%	—	SECURITIES INVESTMENT	2	12	(4)	10
Wassens Onroerend Goed, B.V.	Netherlands	—	100.00%	HOLDING COMPANY	—	—	—	—
Wex Point Finance, S.L.	Spain	—	88.65%	SERVICES	1	3	(1)	3
WF (Management) Limited	United Kingdom	—	100.00%	FUND AND PORTFOLIO MANAGER	—	—	—	—

Back to Contents

		% of Ownership by the Bank			Millions of Euros

Company	Location	Direct	Indirect	Line of Business (*)	Capital Stock (a)	Reserves (a)	Net Income (Loss) (a)	Cost (a)

WF (Trustees) Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
WF Systems Ltd	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
Whitefoord & Foden Limited	United Kingdom	—	100.00%	ADVISORY SERVICES	—	—	—	—
Whiting Pension Services Ltd	United Kingdom	—	100.00%	ASSET MANAGEMENT	—	—	—	—

(a)	Amount per books of each company as of December 31, 2004. The cost per books (net of allowance) is the figure per the books of each holding company on the basis of the Group’s percentage of ownership, disregarding amortization of consolidation goodwill. The data on companies abroad were translated to euros at the year-end exchange rates.
(b)	Companies over which effective control is held.
(*)	Data from the latest approved financial statements as of March 10, 2004.
(**)	Data from the latest approved financial statements as of March 31, 2004.
(***)	Data from the latest approved financial statements as of June 30, 2004.
(****)	Data from the latest approved financial statements as of August 31, 2004.
(*****)	Data from the latest approved financial statements as of September 30, 2004.
(******)	Data the latest approved financial statements as of October 31, 2004.
(1)	Data expressed on a comparable basis with those for calendar 2004.
(2)	The preferred share and security issuer companies are detailed in Exhibit III, together with other relevant information.

Back to Contents

Exhibit II

Non-consolidable companies in which the Santander Group has holdings of more than 3% (20% if unlisted)

		% of Ownership			Millions of Euros
		by the Bank
					Capital		Net Income
Company	Location	Direct	Indirect	Line of Business (*)	Stock (*)	Reserves (*)	(Loss) (*)

Abbey National Life plc	United Kingdom	—	100.00%	INSURANCE	211	299	37
ABSLine Multimedia, S.L.	Spain	–	47.50%	INTERNET	–	–	–
Accordfin España, E.F.C., S.A.	Spain	–	49.00%	FINANCE	11	–	2
Adherbal Global, S.L.	Spain	–	50.00%	HOLDING COMPANY	42	–	(3)
Administradora de Tarjetas de Crédito	Bolivia	–	24.08%	CARDS	1	–	–
Agrícola Tabaibal, S.A.	Spain	–	65.78%	AGRICULTURE AND LIVESTOCK	–	–	–
Agropecuaria Tapirapé, S.A.	Brazil	–	97.05%	AGRICULTURE AND LIVESTOCK	2	(1)	–
Aguas de Fuensanta, S.A.	Spain	–	39.29%	FOOD	3	5	–
Alcaidesa Holding, S.A.	Spain	–	44.26%	REAL ESTATE	13	51	9
Alcaidesa Inmobiliaria, S.A.	Spain	–	44.26%	REAL ESTATE	34	29	23
Alcaidesa Servicios, S.A.	Spain	–	44.26%	SERVICES	–	–	–
Almacenadora Serfin, S.A. De C.V.	Mexico	–	73.90%	STORAGE	15	(14)	–
Almacenadora Somex, S.A. De C.V.	Mexico	–	72.85%	STORAGE	1	4	–
Altavida Santander Seguros de Vida, S.A.	Chile	–	100.00%	INSURANCE	9	16	12
Antena 3 de Televisión, S.A. (consolidated) (**)	Spain	0.51%	9.49%	MEDIA	167	291	(207)
Aparcamientos y Construcciones, S.A.	Spain	–	88.65%	REAL ESTATE	3	(1)	–
Arena Communications Network, S.L. (**)	Spain	20.00%	–	ADVERTISING	–	3	–
Asajanet Servicios Agropecuarios, S.L.	Spain	30.00%	–	INTERNET	–	1	–
Attijari Factoring Maroc, S.A. (**)	Morocco	–	25.00%	FACTORING	3	1	–
Attijari International Bank Société Anonyme (**)	Morocco	50.00%	–	BANKING	2	1	–
Attijariwafa Bank Société Anonyme (**)	Morocco	–	14.48%	BANKING	124	387	39
Auna Operadores de Telecomunicaciones, S.A. (consolidated) (**)	Spain	12.28%	15.06%	TELECOMMUNICATIONS	2,198	110	(55)
Banco Internacional da Guiné-Bissau, S.A.	Guinea Bissau	–	48.82%	BANKING	1	(32)	(1)
Banesto B2C Escaparate, S.L.	Spain	–	88.65%	TECHNOLOGY	2	(3)	–
Banestur, S.A.	Spain	–	88.65%	TOURISM	–	–	–
Benim — Sociedade Imobiliária, S.A.	Portugal	–	24.95%	REAL ESTATE	1	7	–
Bozano, Simonsen Centros Comerciais, S.A. (**)	Brazil	–	96.90%	SHOPPING MALL MANAGEMENT	55	31	8
BPI SGPS,S.A. (**)	Portugal	–	5.29%	BANKING	760	303	164
Canela Foods, S.A.	Spain	16.08%	8.07%	HOSPITALITY SERVICES	–	11	(5)
Cantabria Capital, SGECR, S.A.	Spain	50.00%	–	VENTURE CAPITAL MANAGER	–	–	–
Capital Variable SIMCAV, S.A.	Spain	–	78.77%	S.I.M.C.A.V.	6	1	–
Carpe Diem Salud, S.L.	Spain	100.00%	–	HEALTH CARE SERVICES	–	–	–
Carpe Diem Servicios Sanitarios, S.L.	Spain	61.29%	–	MARKETING AND DISTRIBUTION OF HEALTHCARE	–	–	(1)
				PRODUCTS
Cartera del Norte, S.A.	Spain	–	31.99%	FINANCE	1	–	–
Catmoll, S.L.	Spain	100.00%	–	CONCESSION-HOLDER	7	–	–
CBE Service SPRL (**)	Belgium	–	20.00%	SERVICES	–	–	–
Centradia Group, Ltd. (**)	United Kingdom	29.03%	–	ADVISORY SERVICES	39	(22)	(2)
Centro de Compensación Automatizado, S.A.	Chile	–	27.70%	PAYMENT SYSTEMS	–	–	–
Centro Desarrollo Invest. Apli. Nuevas Tecnologías	Spain	–	43.44%	TECHNOLOGY	–	1	–
Certidesa, S.L.	Spain	–	100.00%	AIRCRAFT LEASE	22	(5)	(4)
Clínica Sear, S.A.	Spain	–	44.79%	HEALTH CARE	1	6	–
Club Zaudin Golf, S.A.	Spain	–	67.08%	SERVICES	–	15	–
Commerzbank, A.G. (consolidated) (**)	Germany	–	3.38%	BANKING	1,545	9,866	(2,320)
Compañía Aseguradora Banesto Seguros, S.A.	Spain	–	88.65%	INSURANCE	19	35	12
Compañía Concesionaria del Túnel de Soller, S.A.	Spain	–	28.99%	CONSTRUCTION	17	–	–

Back to Contents

		% of Ownership			Millions of Euros
		by the Bank
					Capital		Net Income
Company	Location	Direct	Indirect	Line of Business (*)	Stock (*)	Reserves (*)	(Loss) (*)

Compañía Española de Petróleos, S.A. (consolidated) (**)	Spain	12.35%	19.92%	OIL REFINING	268	2,019	612
Consorcio Credicard, C.A.	Venezuela	–	32.80%	CARDS	–	2	5
Consorcio Internacional de Aseguradores de Crédito, S.A.	Spain	20.25%	–	CREDIT INSURANCE	21	–	(1)
Consorcio Mexicano de Aseguradores de Crédito, S.A	Spain	40.25%	–	CREDIT INSURANCE	4	–	–
Corporación Suiche 7B, C.A.	Venezuela	–	31.75%	CARDS	–	1	1
Corporate Director Dos, S.L.	Spain	66.67%	–	HOLDING COMPANY	–	–	–
Corporate Director Uno, S.L.	Spain	33.33%	–	HOLDING COMPANY	–	–	–
Costa Canaria de Veneguera, S.A.	Spain	–	65.78%	REAL ESTATE	22	(6)	–
Crinaria, S.A.	Spain	–	88.65%	HOSPITALITY	2	5	–
Depósitos Portuarios, S.A.	Spain	–	88.56%	SERVICES	–	–	–
Deposoltenegolf, S.A.	Spain	–	88.65%	SPORTS	1	21	–
Dinsa Customer Services, S.A.	Spain	–	88.65%	IT	2	3	(4)
Diseño e Integración de Soluciones, S.A.	Spain	–	88.65%	IT	1	3	(3)
EDS Credit Services Limited (****)	United Kingdom	–	25.02%	IT SERVICES	–	(6)	(6)
Efearvi, S.A.	Spain	–	88.64%	REAL ESTATE	1	(1)	–
Empresa de Tarjetas Inteligentes, S.A.	Chile	–	22.66%	CARDS	2	(1)	(1)
Estrella Servi-Rent, S.A.	Spain	–	49.00%	AUTOMOTIVE INDUSTRY	–	–	–
Europartners Holding, S.A. (**)	Luxembourg	50.00%	–	HOLDING COMPANY	–	1	1
Gire, S.A. (**)	Argentina	–	57.80%	PAYMENT INSTRUMENTS	–	3	1
Grupo Alimentario de Exclusivas, S.A.	Spain	–	35.87%	FOOD	–	–	–
Grupo Eurociber, S.A.	Spain	–	88.65%	SERVICES	1	–	–
Grupo Financiero Galicia, S.A. (consolidated) (**)	Argentina	–	6.70%	BANKING	293	158	(58)
Grupo Golf del Sur, S.A.	Spain	–	88.65%	REAL ESTATE	–	9	–
Grupo Konecta Net, S.L.	Spain	–	35.39%	HOLDING COMPANY	3	3	3
Grupo Taper, S.A. (**)	Spain	27.77%	–	DISTRIBUTION OF MEDICAL EQUIPMENT	4	19	1
Guaranty Car, S.A.	Spain	–	100.00%	AUTOMOTIVE INDUSTRY	1	–	–
H.B.F. Aluguer e Comercio de Viaturas, S.A.	Portugal	–	100.00%	RENTING	–	–	–
H.B.F. Auto-Renting, S.A.	Spain	–	100.00%	RENTING	1	4	3
Hispamer Renting, S.A.	Spain	–	100.00%	RENTING	–	2	5
HLC – Centrais de Cogeraçao, S.A. (**)	Portugal	–	24.44%	ENERGY OPERATION	2	(4)	(2)
Ibérica de Compras Corporativas, S.L.	Spain	53.17%	2.94%	E-COMMERCE	2	3	(2)
Infotel, Información y Telecomunicaciones, S.A.	Spain	–	29.45%	TELECOMMUNICATIONS	1	1	1
Inmobiliaria Sitio de Baldeazores, S.A.	Spain	–	44.27%	REAL ESTATE	–	–	–
Inmobiliaria Urbis, S.A.	Spain	–	45.67%	REAL ESTATE	152	516	124
Inoinversora, S.A. SICAV	Spain	–	11.04%	S.I.C.A.V.	4	–	–
Instituto Serfin, A.C.	Mexico	–	74.34%	NOT-FOR-PROFIT INSTITUTE	1	1	–
Intereuropa Bank, R.T. (consolidated) (**)	Hungary	–	10.00%	BANKING	27	17	8
Internacional Compañía Seguros de Vida, S.A.	Argentina	–	59.20%	INSURANCE	1	9	5
Inversiones Marítimas del Mediterráneo, S.A.	Spain	100.00%	–	HOLDING COMPANY	–	3	3
Inversiones Turísticas, S.A.	Spain	–	88.65%	HOSPITALITY	5	27	1
Kassadesing 2005, S.L.	Spain	–	44.33%	REAL ESTATE	8	–	–
Konecta BTO Contactcenter, S.A.	Spain	–	35.39%	MARKETING	–	2	1
Konecta Canarias, S.A.	Spain	–	35.39%	MARKETING	–	1	1
Konecta Centro Especial de Empleo Madrid, S.L.	Spain	–	35.39%	TELEMARKETING	–	–	–
Konecta Centro Especial de Empleo Sevilla, S.L.	Spain	–	35.39%	TELEMARKETING	–	–	–
Konecta Centro Especial de Empleo, S.A.	Spain	–	35.39%	MARKET STUDIES	–	–	–
Konecta Comercialización, S.L.	Spain	–	35.37%	MARKETING	–	–	–
Konecta Field Marketing, S.A.U.	Spain	–	35.39%	HOLDING COMPANY	–	–	–
Konecta Net Empleo, E.T.T., S.A.	Spain	–	35.39%	TEMPORARY EMPLOYMENT AGENCY	–	–	–
Konecta Portugal, Lda.	Portugal	–	35.39%	MARKETING	–	–	–
Konecta Servicios de Empleo ETT, S.A.	Spain	–	35.39%	TEMPORARY EMPLOYMENT AGENCY	–	–	–

Back to Contents

		% of Ownership			Millions of Euros
		by the Bank
					Capital		Net Income
Company	Location	Direct	Indirect	Line of Business (*)	Stock (*)	Reserves (*)	(Loss) (*)

Konecta Servicios de Formación, S.L.	Spain	–	35.39%	TRAINING	–	–	–
Konecta The One to One Agency, S.L.	Spain	–	35.39%	HOLDING COMPANY	–	–	–
Konectanet Eventos, S.L.	Spain	–	21.24%	EVENT ORGANIZATION	–	–	–
La Unión Resinera Española, S.A. (consolidated)	Spain	74.87%	24.11%	CHEMICALS	4	46	–
Laparanza, S.A. (**)	Spain	61.59%	–	AGRICULTURE AND LIVESTOCK	4	22	–
Larix Chile Inversiones Limitada	Chile	–	88.65%	REAL ESTATE	–	–	–
Layna Auto, S.L.	Spain	–	49.00%	AUTOMOTIVE INDUSTRY	5	–	–
Layna Inversiones Galicia , S.L.	Spain	–	49.00%	HOLDING COMPANY	8	–	–
Layna Inversiones, S.A.	Spain	–	49.00%	HOLDING COMPANY	23	–	1
Layna Patrimonial, S.L.	Spain	–	49.00%	REAL ESTATE	3	3	–
Linvest, S.A.	Argentina	–	99.93%	FINANCIAL SERVICES	–	–	–
Luresa Inmobiliaria, S.A.	Spain	–	98.98%	REAL ESTATE	9	9	–
Marismas de Astillero, S.A.	Spain	49.83%	12.52%	SERVICES	–	–	–
Masías de Betera, S.L.	Spain	–	22.47%	REAL ESTATE	1	–	–
Merciver, S.L.	Spain	–	88.65%	HOTEL OPERATION	–	(2)	–
Meter Fit (North East) Limited (*****)	United Kingdom	–	50.00%	LEASING	–	(5)	(3)
Meter Fit (North West) Limited (*****)	United Kingdom	–	50.00%	LEASING	–	(5)	(4)
Meter Serve (North East) Limited (*****)	United Kingdom	–	50.00%	PORTFOLIO COMPANY	–	–	–
Meter Serve (North West) Limited (*****)	United Kingdom	–	50.00%	PORTFOLIO COMPANY	–	–	–
Modelo Continente SGPS, S.A. (**)	Portugal	5.17%	21.30%	FOOD	1,100	(843)	75
Moneda y Crédito, S.L.	Spain	50.00%	–	ADVERTISING	–	–	–
Multimedia de Cable, S.A. (**)	Spain	37.45%	–	HOLDING COMPANY	12	(12)	(1)
Naviera Mirambel, S.L.	Spain	–	100.00%	FINANCE	–	–	–
Nisa Santander, S.A.	Spain	99.99%	0.01%	INACTIVE	1	–	–
Norchem Holdings é Negocios, S.A.	Brazil	–	21.23%	HOLDING COMPANY	1	13	1
Norchem Participaçoes e Consultoría, S.A.	Brazil	–	48.81%	CONSULTING	2	5	1
Nova Bostwick (Portugal) Fabrica de Portas Metalicas, Ltd.	Portugal	–	99.62%	DOOR MANUFACTURING	–	–	–
NW Services CO.	United States	–	86.97%	E-COMMERCE	4	–	–
Operadora de Activos Alfa, S.A. De C.V.	Mexico	–	49.80%	SERVICES	12	(11)	–
Operadora de Activos Beta, S.A. de C.V.	Mexico	–	49.90%	SERVICES	5	–	–
Orígenes Seguros de Retiro, S.A.	Argentina	–	59.20%	INSURANCE	1	27	–
Polígono Industrial Gerona, S.A.	Spain	–	26.56%	REAL ESTATE	2	2	1
Portal Universia Argentina, S.A.	Argentina	99.79%	0.21%	INTERNET	2	(1)	(1)
Portal Universia Portugal, Prestaçao de Serviços de Informática, S.A.	Portugal	98.54%	1.44%	INTERNET	3	(2)	(1)
Portal Universia, S.A.	Spain	79.39%	1.11%	INTERNET	37	(18)	(6)
Procura Digital Chile, S.A.	Chile	–	86.97%	E-COMMERCE	–	1	–
Procura Digital de Venezuela, S.A.	Venezuela	–	86.97%	E-COMMERCE	2	(2)	–
Procura Digital Ltda.	Brazil	–	86.97%	E-COMMERCE	–	(1)	–
Procura Digital SRL de C.V.	Mexico	–	86.97%	E-COMMERCE	1	–	–
Programa Hogar Montigalá, S.A.	Spain	–	88.55%	REAL ESTATE	–	6	1
Programa Multi Sponsor PMS, S.A. (**)	Spain	24.75%	24.75%	ADVERTISING	3	2	1
Promotora Herlosacantos, S.A. (**)	Spain	–	50.00%	REAL ESTATE	–	–	–
Proyecto Europa, S.A.	Spain	–	88.65%	ADVISORY SERVICES	–	–	–
PSA Finance PLC	United Kingdom	–	50.00%	LEASING	57	10	9
Quisqueya 12, Inc.	Puerto Rico	–	50.00%	REAL ESTATE	–	2	–
R. Benet, S.A.	Spain	–	49.00%	AUTOMOTIVE SERVICES	2	3	2
Redbanc, S.A.	Chile	–	27.70%	CARDS	4	–	1
Reintegra, S.A.	Spain	–	45.00%	HOLDING COMPANY	2	–	1
Retiro Inmuebles, S.L.	Spain	–	22.47%	REAL ESTATE	1	–	–
Retos Cartera, S.A.	Spain	–	25.33%	SECURITIES INVESTMENT	13	–	–
Río Compañía de Seguros, S.A.	Argentina	–	99.89%	INSURANCE	4	1	1

Back to Contents

		% of Ownership			Millions of Euros
		by the Bank
					Capital		Net Income
Company	Location	Direct	Indirect	Line of Business (*)	Stock (*)	Reserves (*)	(Loss) (*)

San Paolo IMI, S.p.A. (consolidated) (**)	Italy	–	8.48%	BANKING	5,144	4,879	972
Santander Banespa Seguros, S.A.	Brazil	–	98.97%	INSURANCE	2	–	–
Santander Consumer Finance Correduría de Seguros, S.A.	Spain	–	100.00%	ADVISORY SERVICES	–	–	1
Santander de Desarrollos Inmobiliarios, S.A.	Spain	98.39%	1.61%	REAL ESTATE	–	–	–
Santander de Renting, S.A.	Spain	100.00%	–	RENTING	6	13	7
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	100.00%	–	INSURANCE	26	74	24
Santander Seguros, S.A.	Brazil	–	98.98%	INSURANCE	33	24	12
Santander Seguros, S.A.	Uruguay	–	100.00%	INSURANCE	1	2	–
Scottish Mutual Assurance plc	United States	–	100.00%	INSURANCE	2,294	(351)	107
Scottish Mutual International plc	Ireland	–	100.00%	INSURANCE	363	(195)	22
Scottish Mutual Pensions Limited	United States	–	100.00%	INSURANCE	187	(54)	15
Scottish Provident International Life Assurance Limited	Isle of Man	–	100.00%	INSURANCE	78	(57)	1
Scottish Provident Limited	United States	–	100.00%	INSURANCE	2,503	(599)	(38)
Seguros Santander Serfin, S.A. De C.V.	Mexico	–	74.92%	INSURANCE	33	(1)	–
Servicios Corporativos Seguros Serfin, S.A. De C.V.	Mexico	–	73.42%	INSURANCE	–	–	–
Servicios Corporativos Serfin, S.A. De C.V.	Mexico	–	74.91%	FINANCIAL SERVICES	–	–	–
Servicios Universia Venezuela S.U.V., S.A.	Venezuela	79.97%	0.24%	INTERNET	1	(1)	(1)
Shinsei Bank, Ltd. (consolidated) (***)	Japan	–	7.40%	BANKING	3,381	1,590	497
Sociedad Interbancaria de Depósitos de Valores, S.A.	Chile	–	24.34%	SECURITIES DEPOSIT	1	–	–
Sociedad Mexicana de Arrendamiento Puro, S.A. De C.V.	Mexico	–	99.98%	RENTING	–	–	–
Star Capital Partners, Ltd. – Group (**)	United Kingdom	19.96%	–	FUND MANAGER	–	2	6
Técnicas Reunidas, S.A. (consolidated) (**)	Spain	–	38.02%	ENGINEERING	6	79	36
Tenedora de Acciones de Redesur, S.A. (**)	Spain	25.00%	–	HOLDING COMPANY	17	(2)	(2)
Top-30, S.L.(**)	Spain	–	21.52%	CONSTRUCTION	–	–	–
Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	–	99.80%	INSURANCE	23	11	7
Transbank, S.A.	Chile	–	27.70%	CARDS	6	–	1
Transolver Finance EFC, S.A.	Spain	–	50.00%	LEASING	9	14	2
U.C.I., S.A.	Spain	–	50.00%	MORTGAGE LOANS	48	52	28
Unión Eléctrica Fenosa, S.A. (consolidated) (**)	Spain	8.21%	13.81%	ENERGY OPERATION	914	1,775	373
Universia Brasil, S.A.	Brazil	100.00%	–	INTERNET	5	(2)	(2)
Universia Chile, S.A.	Chile	99.81%	0.19%	INTERNET	4	(2)	(1)
Universia Colombia, S.A.	Colombia	94.49%	5.31%	INTERNET	3	(1)	(1)
Universia México, S.A. De C.V.	Mexico	100.00%	–	INTERNET	3	(2)	(1)
Universia Perú, S.A.	Peru	99.69%	0.31%	INTERNET	3	(2)	(1)
Universia Puerto Rico, Inc.	Puerto Rico	100.00%	–	INTERNET	3	(2)	(1)
Urbiespar, S.A.	Spain	–	22.47%	REAL ESTATE	–	–	–
Virtual Payments, S.L.	Spain	–	88.65%	TECHNOLOGY	1	–	–
Wex Point España, S.L.	Spain	–	88.65%	SERVICES	6	(1)	(3)

(*)	Amounts per the books of each company generally as of December 31, 2004, unless otherwise stated, since the financial statements have not yet been formally prepared. The data on companies abroad were translated to euros at the year-end exchange rates.
(**)	Data as of December 31, 2003, the date of the latest approved financial statements.
(***)	Data as of March 31, 2004, this company’s year end.
(****)	Data from the latest approved financial statements as of December 31, 2002.
(*****)	Data from the latest approved financial statements as of March 31, 2004.

Back to Contents

Exhibit III

Consolidated Preferred Share and Security Issuer Companies in the Santander Group

					Millions of Euros
		% of Ownership
		by the Bank						Preferred
				Line of	Capital	Reserves	Net Income	Dividend	Income
Company	Location	Direct	Indirect	Business	Stock (*)	(*)	(*)	(*)	Balance (*)	Cost

Abbey National Capital Trust I	United States	—	(a)	FINANCE	—	—	66	66	—	—
Banesto Holdings, Ltd.	Guernsey	—	88.65%	FINANCE	57	(112)	6	6	—	—
Banesto Preferentes, S.A.	Spain	—	88.65%	FINANCE	131	—	3	3	—	—
BCH Capital, Ltd. Cayman	Islands	100.00%	—	FINANCE	—	—	16	16	—	—
BCH Eurocapital, Ltd.	Cayman Islands	100.00%	—	FINANCE	—	1	4	4	—	—
BSCH Finance, Ltd.	Cayman Islands	100.00%	—	FINANCE	71	(8)	95	95	—	68
Pinto Totta International Finance, Limited	Cayman Islands	—	49.90%	FINANCE	—	—	14	14	—	—
Santander Finance Capital, S.A.	Spain	100.00%	—	FINANCE	—	—	35	35	—	—
Santander Finance Preferred, S.A.	Spain	100.00%	—	FINANCE	—	—	14	14	—	—
Totta & Açores Financing, Limited	Cayman Islands	—	99.80%	FINANCE	—	—	10	10	—	—

(*)	Amounts per the books of each company as of December 31, 2004, translated to euros (in the case companies abroad) at the year-end exchange rates.

(a)	Company over which effective control is exercised.

Back to Contents

Exhibit IV

Notifications of Acquisitions and Sales of Investments in 2004

(Art. 86 of the revised Corporations Law and Art. 53 of Securities Market Law 24/1998)

Date of
Investee	Notification

Ibermilenium, S.I.C.A.V., S.A.	04/06/04
Zubayda Gestión Diversificada, S.I.C.A.V., S.A.	04/23/04
Majadas Altas Inversiones, S.I.C.A.V., S.A.	04/29/04
Capital Riesgo Global S.C.R., S.A.	12/10/04
Cartera Mobiliaria, S.A., S.I.M.	12/29/04

Back to Contents

Exhibit V

List of Bonds and Debentures outstanding as of December 31, 2004, 2003 and 2002.

	Euro thousand				Outstanding amount in million
								Annual
Issuer	2004	2003	2002	Currency	2004	2003	2002	Interest rate	Maturity Date

Banco Santander Central Hispano, S.A.-
Debentures-October 1993	117,798	117,798	117,798	Euro	—	—	—	8.75%	October 2008
Debentures- November 1993	180,304	99,686	233,818	Euro	—	—	—	8.0 and 8.25	December 2003 and December 2008
Debentures- November 1993	—	—	307,456	Pounds Sterling	—	—	200	7.15%	November 2010
Debentures- March 1994	60,251	161,221	161,221	Euro	—	—	—	7.63%	From September 2004 to September 2009
Territorial Bonds- July 2003	2,000,000	2,000,000	—	Euro	—	—	—	4.00%	July 2013
Territorial Bonds- December 2003	1,000,000	1,000,000	—	Euro	—	—	—	Floating	June 2005
Territorial Bonds- February 2004	1,500,000	—	—	Euro	—	—	—	Floating	February 2006
Territorial Bonds- March 2004	1,000,000	—	—	Euro	—	—	—	Floating	March 2009
Territorial Bonds- April 2004	1,000,000	—	—	Euro	—	—	—	Floating	April 2007
Mortgage backed securities- October 2002	3,000,000	3,000,000	3,000,000	Euro	—	—	—	4.00%	October 2007
Mortgage backed securities- March 2003	1,500,000	1,500,000	—	Euro	—	—	—	2.75	March 2006
Mortgage backed securities- September 2003	2,000,000	2,000,000	—	Euro	—	—	—	4.00%	September 2010
Mortgage backed securities- December 2003	1,500,000	1,500,000	—	Euro	—	—	—	3.75%	December 2008
Mortgage backed securities- March 2004	500,000	—	—	Euro	—	—	—	3.25%	March 2009
Mortgage backed securities- July 2004	1,500,000	—	—	Euro	—	—	—	4.50%	July 2016

Santander Central Hispano International, Ltd.
Dollars-
Issued in January 1998	—	—	476,781	U.S. dollars	—	—	500	5.88%	January 2003
Issued June 2000	367,080	395,883	476,781	U.S. dollars	500	500	500	Floating	June 2005
Issued February 2001	—	395,883	476,781	U.S. dollars	500	500	500	Floating	February 2004
Issued November 2001	—	—	8,534	U.S. dollars	—	—	8.95	Indexed to S&P 500	November 2003
Issued June 2002	58,733	63,341	76,313	U.S. dollars	80	80	80	Floating	June 2005
Yen-
Issued in 1994	—	22,214	24,118	Yen	—	3000	3,000	4,70%	December 2004
April 2000	322,234	333,210	361,765	Yen		45,000	45,000	1.42%	April 2005

Subtotal carried forward	17,606,400	12,589,236	5,721,366

Back to Contents

	Euro thousand				Outstanding amount in million
								Annual
Issuer	2004	2003	2002	Currency	2004	2003	2002	Interest rate	Maturity Date

Subtotal brought forward	17,606,400	12,589,236	5,721,366

May 2002	—	207,479	225,259	Yen	—	28,020	28,020	0.16%	December 2004
Euro-
January 1998	10,325	10,325	10,325	Euro	—	—	—	Floating	January 2005
April 1998	206,508	206,508	206,508	Euro	—	—	—	Floating	April 2008
June 1998	18,072	18,072	18,072	Euro	—	—	—	Fixed to Floating	June 2013
Issued in August 1997	153,390	153,390	153,390	Euro	—	—	—	Floating	August 2007
March 1998	255,647	255,647	255,647	Euro	—	—	—	5.38%	February 2008
Bonds- June 1998	—	—	600,000	Euro	—	—	—	Floating	June 2003
February 2000	—	—	25,000	Euro	—	—	—	Floating	February 2003
July 2000	—	—	14,500	Euro	—	—	—	Floating	February 2003
August 2000	—	—	500,000	Euro	—	—	—	Floating	August 2003
April 2001	—	500,000	500,000	Euro	—	—	—	Floating	April 2004
April 1998	255,647	255,647	255,647	Euro	—	—	—	5.00%	April 2005
February 1998	181,512	181,512	181,512	Euro	—	—	—	5.38%	February 2008
From October 1994 to May 1998	1,006,164	1,311,062	1,311,062	Euro	—	—	—	Fixed from 5% to 8.38% and Floating	From October 2004 to February 2009
February 2002	31,700	31,700	35,000	Euro	—	—	—	Floating	January 2007
February 2002	500,000	500,000	500,000	Euro	—	—	—	Floating	February 2005
July 2002	—	150,000	150,000	Euro	—	—	—	Floating	July 2004
February 2003	—	75,000	—	Euro	—	—	—	Floating	August 2004
April 2003	—	200,000	—	Euro	—	—	—	Floating	October 2004
Swiss Francs- issued from April 1998 to May 1998	32,407	32,094	34,426	Swiss Francs	50	50	50	3.51% y 3.54%	From April 2008 to May 2008
Pounds Sterling
March 1994	326,215	326,334	353,574	Pounds Sterling	230	230	230	7,90%	March 2019
April 2000	—	422,898	458,109	Pounds Sterling	—	298	298	Floating	April 2004
August 2000	—	425,653	461,211	Pounds Sterling	—	300	300	Floating	April 2004
January 2001	—	141,884	153,728	Pounds Sterling	—	100	100	Floating	January 2004
May 2001	—	141,884	153,728	Pounds Sterling	—	100	100	Floating	November 2004
July 2002	—	141,884	153,728	Pounds Sterling	—	100	100	Floating	July 2004
Banesto Group
USD	—	—	48,963	U.S. dollars	—	—	50	Floating	April 2003
Euro	—	—	51,128	Euro	—	—	—	Floating	April 2003
Euro	—	602,000	933,000	Euro	—	—	—	Floating	February and March 2004

Subtotal carried forward	20,583,987	18,880,209	13,464,883

Back to Contents

	Euro thousand				Outstanding amount in million
								Annual
Issuer	2004	2003	2002	Currency	2004	2003	2002	Interest rate	Maturity Date

Subtotal brought forward	20,583,987	18,880,209	13,464,883

Euro	25,000	25,000	25,000	Euro	—	—	—	4.48%	October 2006
Euro	7,200	412,702	424,874	Euro	—	—	—	Floating	From April 2004 to August 2012
Euro	118,635	118,635	118,635	Euro	—	—	—	From 4.55% to 5.15%	From March 2005 to August 2007
Euro	2,000,000	2,000,000	—	Euro	—	—	—	Floating	October 2005
Mortgage backed securities	1,000,000	1,000,000	1,000,000	Euro	—	—	—	5.75%	March 2017
Mortgage backed securities	1,500,000	1,500,000	—	Euro	—	—	—	4.00%	May 2010
Euro	1,000,000	—	—	Euro	—	—	—	Floating	June 2009
Euro	2,000,000	—	—	Euro	—	—	—	Floating	October 2006
Mortgage backed securities	2,000,000	—	—	Euro	—	—	—	3.75%	February 2011
Mortgage backed securities	1,750,000	—	—	Euro	—	—	—	4%	September 2014
Banco Santander Chile-(merged with
B.Santiago)
Bonds	166,028	253,969	839,635	Chilean Pesos	197.78	207.505	634.2	From 5.5% to 6.5%	Various maturities
Bonds	1,295,918	1,677,749	1,500,500	Chilean Pesos	1,014.85	1,274.539	1,133.367	From 5,5% to 6,5%	Various maturities
Bonds December 2004	293,132	—	—	U.S. dollars	399.28	—	—	Floating	December 2009
Banco Santander Puerto Rico
Debentures- August 1994	—	39,588	47,678	U.S. dollars	—	50	50	6.82%	August 2004
Debentures- March 1995	—	—	61,947	U.S. dollars	—	—	65	6.89%	July 2003
Debentures- March 1995	—	—	33,356	U.S. dollars	—	—	35	Floating	July 2003
Debentures- May 1998	—	—	38,142	U.S. dollars	—	—	40	Floating	June 2003
Debentures- June 1998	—	16,643	29,572	U.S. dollars	—	21	31.9	6.20%	June 2018
Debentures- October 1998	—	—	20,597	U.S. dollars	—	—	21.6	Floating	October 2003
Debentures- December 1999	—	6,811	14,649	U.S. dollars	—	8.6	15.8	6.5%	December 2019
Debentures- December 2000	—	—	24,098	U.S. dollars	—	—	26	Floating	December 2020
Debentures- August 2001	—	19,275	23,147	U.S. dollars	—	24.3	24.3	6.15%	December 2021
Debentures- February 2004	22,025	—	—	U.S. dollars	30	—	—	3.43%	January 2010
Debentures- May 2004	4,722	—	—	U.S. dollars	6.4	—	—	0.25%	May 2011
Banco Santander de Negocios Portugal					—
Debentures- 1996	—	—	14,460	Euro	—	—	—	Floating	February 2003
Debentures- 1997	799	799	793	Euro	—	—	—	Floating	September 2005
Debentures- 2000	—	—	2,302	Euro	—	—	—	Floating	May 2003
Debentures- 2001	—	1,083	7,386	Euro	—	—	—	Floating	January 2004

Subtotal carried forward	33,767,446	25,952,463	17,691,654

Back to Contents

	Euro thousand				Outstanding amount in million
								Annual
Issuer	2004	2003	2002	Currency	2004	2003	2002	Interest rate	Maturity Date

Subtotal brought forward	33,767,446	25,952,463	17,691,654

Banco Santander Totta
(former Banco Santander Portugal)					—	—	—
Debentures- from June 1998 to October 1998	6,568	6,818	9,705	Euro	—	—	—	4948%	July 2008
Debentures 99	3,610	10,882	28,224	Euro	—	—	—	Floating	February 2004 to February 2009
Debentures and mortgage bonds 2000	—	14,024	68,802	Euro	—	—	—	Floating	March 2004
Debentures and mortgage bonds 2001	—	50,378	85,620	Euro	—	—	—	Floating	From February to December 2004
Debentures 02	90,647	142,803	144,728	Euro	—	—	—	Floating	From April 2004 to May 2009
Debentures 03	107,893	111,096	—	Euro	—	—	—	Floating	From February 2004 to December 2008
Debentures 04	93,186	—	—	Euro	—	—	—	Floating	From January 2009 to November 2009
Banco Río de la Plata
Debentures- December 1993	—	—	238,390	U.S. dollars	—	—	250	8.75%	December 2003
Global Program 2000	20,091	55,270	291	U.S. dollars	27.37	69.8	0.31	Floating	August 2010
Global Program 2001	15,302	29,520	47,678	U.S. dollars	20.84	37.3	50	Floating	August 2005
Global Program 2002	—	—	362,592	U.S. dollars	—	—	380.3	From 1.82% to 2.8%	From February to May 2003
Global Program 2002	—	—	168,402	U.S. dollars	—	—	176.6	Floating	June 2003
Debentures – January 2003	96,812	111,909	—	U.S. dollars	131.87	141.3	—	4.0%	December 2009
Debentures – June 2003	72,039	152,204	—	U.S. dollars	98.12	192.2	—	2.55%	December 2009
Debentures – June 2003	—	131,549	—	U.S. dollars	—	166.2	—	Floating	June 2004
Debentures – June 2003	—	1,864	—	Argentine Pesos	—	7	—	Floating	June 2004
Global Program 2004	115,911	—	—	U.S. dollars	157.88	—	—	2.26%	June 2005
Global Program 2004	7,645	—	—	U.S. dollars	10.41	—	—	2% and 4%	May 2005
Santiago Leasing
Bonds	—	85,190	102,812	Chilean Pesos	—	63,755	77,657	From 5.5% to 5.91%	From March 2004 to January 2019
Origenes AFJP S.A.
Bonds	—	—	6,613	U.S. dollars	—	—	6.96	6.83%	January 2003
Banco Santander Totta
(former Banco Totta & Açores)
Debentures 2000	—	74,987	351,091	Euro	—	—	—	Floating	May 2004
Debentures 2001	—	30,063	106,900	Euro	—	—	—	Floating	May 2004
Debentures 2001	—	9,796	83,557	Euro	—	—	—	From 3,0% to 4,71%	January 2004
Debentures 2002	165,676	195,362	201,805	Euro	—	—	—	Floating	From April 2004 to January 2006
Debentures 2003	305,682	310,800	—	Euro	—	—	—	Floating	From January 2006 to December 2008
Debentures 2004	314,855	—	—	Euro	—	—	—	Floating	From April 2006 to October 2014

Subtotal carried forward	35,183,363	27,476,978	19,698,864

Back to Contents

	Euro thousand				Outstanding amount in million
								Annual
Issuer	2004	2003	2002	Currency	2004	2003	2002	Interest rate	Maturity Date

Subtotal brought forward	35,183,363	27,476,978	19,698,864

Banco Santander Totta
(former Companhia Geral Crédito Predial)
Bonds	—	24	24	Euro	—	—	—	Floating	June 2005
Debentures	—	—	2,300	Euro	—	—	—	5.72%	May 2003
Debentures 2000	—	23,238	113,854	Euro	—	—	—	Floating	March 2004
Debentures 2001	—	—	29,442	Euro	—	—	—	4.25%	May 2003
Debentures 2001	—	12,193	49,449	Euro	—	—	—	Floating	November 2004
Debentures 2002	—	19,577	82,486	Euro	—	—	—	From 3.0% to 5.3%	From March 2004 to May 2009
Debentures 2002	58,127	77,600	79,911	Euro	—	—	—	Floating	From April 2004 to January 2006
Debentures 2003	199,741	193,981	—	Euro	—	—	—	Floating	From April 2006 to December 2008
Debentures 2004	9,854	—	—	Euro	—	—	—	5%	February 2012
Debentures 2004	79,307	—	—	Euro	—	—	—	Floating	From November 2007 to November 2009
Totta-crédito especializado instituiçâo
financeira de crédito, sa (IFIC)
Debentures 1997 and 1998	9,976	9,977	9,977	Euro	—	—	—	Floating	From July 2004 to October 2005
Banco Standard Totta de Mozambique (SOLD)
Obrigaçoes	—	—	4,138	Mozambican Metical	—	—	100	Floating	October 2003
Banco Santander Brasil
Mortgage Bills	—	—	4,375	Brazilian Real	—	—	16.2	10,00%	February 2003
Eurobonds1999	—	5,903	2,681	U.S. dollars	—	7.46	2.81	9,73%	December 2004
Eurobonds 2001	—	—	75,235	U.S. dollars	—	—	78.9	6,92%	June 2003
Banco Santander,S.A. (Brasil)
Eurobonds 1996	—	48,079	56,624	U.S. dollars	—	60.7	59.5	10.67%	May 2004,
Eurobonds 1996	—	716	31,738	U.S. dollars	—	0.9	33.4	10.38%	September 2004
Eurobonds 1997	32,910	49,098	1,378	U.S. dollars	44.83	62.0	1.6	9,34%	March 2005
Eurobonds 1997	255,690	239,427	254,880	Euro	—	—	—	8,26%	November 2005
Finconsumo Banca S.P.A.
Debentures	—	300,000	—	Euro	—	—	—	Floating	July 2004
Debentures	169,598	172,500	—	Euro	—	—	—	Floating	January to July 2006
Debentures	12,000	12,000	—	Euro	—	—	—	From 3.0 to 10.10	April 2006 and February 2007
Santander Bankcorp
Debentures	8,810	49,089	—	U.S. dollars	12	62	—	1% and 2%	June 2004 and March 2005
Debentures June 2004	46,024	—	—	U.S. dollars	62.69	—	—	Floating	July 2005

Subtotal carried forward	36,065,400	28,690,380	20,497,329

Back to Contents

	Euro thousand				Outstanding amount in million
								Annual
Issuer	2004	2003	2002	Currency	2004	2003	2002	Interest rate	Maturity Date

Subtotal brought forward	36,065,400	28,690,380	20,497,329

CC-Bank
Bonds	141,000	148,512	—	Euro	—	—	—	From 2% to 5%	From May 04 to September 06
Banespa
Eurobonds	109,520	—	—	U.S. dollars	149.18	—	—	4.50%	July 2005
Debentures 2004	73,416	—	—	U.S. dollars	102.54	—	—	From 1.5% to 4.05%	From July 2004 to July 2006
Santander International Debt
									December 2006 and
Senior Debt	3,500,000	—	—	Euro	—	—	—	Floating	December 2007
Senior Debt	36,708	—	—	U.S. dollars	50	—	—	Floating	December 2006
Senior Debt	354,585	—	—	Pounds Sterling	250	—	—	Floating	December 2007
Abbey National plc
US Dollars-
									From January 2005 to
Issued from 1995 to 2001	58,907	—	—	U.S. dollars	80.24	—	—	From 0% to 2.36%	November 2007
Issued from 1995 to 2001	172,770	—	—	U.S. dollars	235.33	—	—	Floating	From January 2005 to October 2006
Issued 2002	32,791	—	—	U.S. dollars	44.66	—	—	From 0% to 4.9%	From February 2005 to June 2007
Issued 2002	18,354	—	—	U.S. dollars	25	—	—	Floating	From February 2007 to May 2012
Issued 2003	267,833	—	—	U.S. dollars	364.82	—	—	From 0% to 3.5%	From February 2005 to September 2008
Issued 2003	308,433	—	—	U.S. dollars	420.12	—	—	Floating	From November 2005 to November 2013
Issued 2004	213,663	—	—	U.S. dollars	291.03	—	—	From 0% to 3.49%	From July 2005 to October 2007
Issued 2004	2,046,633	—	—	U.S. dollars	2,787.72	—	—	Floating	From January 2005 to December 2016
Yens-
Issued from 1995 to 2001	114,572	—	—	Yens	16.000	—	—	From 3% to 5%	From September 2005 toApril 2007
Issued from 1995 to 2001	169,710	—	—	Yens	23.700	—	—	Floating	From January 2006 to December 2031
Issued 2002	157,536	—	—	Yens	22.000	—	—	From 0% to 0.2%	From June 2005 to December 2006
Issued 2002	53,706	—	—	Yens	7.500	—	—	Floating	From September 2014 to October 2032
Issued 2003	330,827	—	—	Yens	46,200	—	—	Floating	From November 2005 to September 2033
Issued 2004	3,580	—	—	Yens	500	—	—	Floating	July 2034
Pounds sterling-
Issued from 1993 to 2001	1,441,753	—	—	Pounds Sterling	1,016.51	—	—	From 0% to 9.13%	From May 2005 to June 2038
Issued from 1993 to 2001	194,801	—	—	Pounds Sterling	137.34	—	—	Floating	From January 2005 to May 2011
Issued 2002	3,622	—	—	Pounds Sterling	2.55	—	—	From 0% to 9.13%	From April 2008 to June 2012
Issued 2002	46,763	—	—	Pounds Sterling	32.97	—	—	Floating	From November 2006 to June 2007

Subtotal carried forward	45,916,883	28,838,961	20,497,329

Back to Contents

	Euro thousand				Outstanding amount in million
								Annual
Issuer	2004	2003	2002	Currency	2004	2003	2002	Interest rate	Maturity Date

Subtotal brought forward	45,916,883	28,838,961	20,497,329

Issued 2003	115,268	—	—	Pounds Sterling	81.27	—	—	From 0% to 9.13%	From January 2005 to June 2012
Issued 2003	1,312,862	—	—	Pounds Sterling	925.63	—	—	Floating	From January 2005 toDecember 2009
Issued 2004	128,927	—	—	Pounds Sterling	90.90	—	—	From 4.13% to 9.13%	From January 2005 to June 2012
Issued 2004	962,629	—	—	Pounds Sterling	678.70	—	—	Floating	From March 2005 to November 2010
Euros-
Issued from 1996 to 2001	1,481,166	—	—	Euros	—	—	—	From 0% to 6.75%	From January 2005 to February 2038
Issued from 1996 to 2001	1,168,427	—	—	Euros	—	—	—	Floating	From January 2005 to November 2041
Issued 2002	168,420	—	—	Euros	—	—	—	From 0% to 5.45%	From March 2005 to May 2007
Issued 2002	183,670	—	—	Euros	—	—	—	Floating	From May 2007 to February 2042

Issued 2003	172,800	—	—	Euros	—	—	—	From 0% to 2.43%	From March 2005 to June 2007
Issued 2003	2,658,095	—	—	Euros	—	—	—	Floating	From January 2005 to October 2033
Issued 2004	59,880	—	—	Euros	—	—	—	From 0% to 2%	From March 2005 to June 2007
Issued 2004	1,904,714	—	—	Euros	—	—	—	Floating	From January 2005 to February 2016
Hong Kong Dollars-
Issued from 1998 to 2004	336,494	—	—	Hong Kong Dollars	3,562	—	—	From 0% to 8.4%	From January 2005 to June 2009
Issued from 1998 to 2004	110,501	—	—	Hong Kong Dollars	1,170	—	—	Floating	From May 2006 to October 2011
Swiss Francs-
Issued from 1998 to 2004	521,097	—	—	Swiss Francs	804	—	—	From 2.25% to 2.38%	From April 2005 to December 2009
Issued from 1998 to 2004	35,863	—	—	Swiss Francs	55.33	—	—	Floating	From January 2005 to February 2008
Canadian Dollar-
Issued in 2003 and 2004	35,331	—	—	Canadian dollar	58	—	—	From 3.38% to 4%	From December 2005 to January 2009
Issued in 2003 and 2004	472,100	—	—	Canadian dollar	775	—	—	Floating	From January 2006 to June 2007
Argentinean Pesos-
Issued 2004	28,614	—	—	Argentinean Pesos	50	—	—	Floating	January 2009
Norwegian Crown-
Issued 2002	121,411	—	—	Norwegian Crown	1,000	—	—	6.52%	September 2012
Singapur Dollar-
Issued 1999	44,920	—	—	Singapur Dollar	100	—	—	5,00%	October 2009

TOTAL	57,940,072	28,838,892	20,497,329

Back to Content

Exhibit VI

List of Subordinated Debt outstanding as of December 31, 2004, 2003 and 2002.

Issuer	Euro thousand			Currency	Outstanding	Annual Interest Rate	Maturity Date
					Amount in
	2004	2003	2002		Currency
					(Million)

Banco Santander Central Hispano, S.A.:
May 1991	298,895	298,895	298,895	Euro		Floating (1)	May 2011
December 1993	–	–	36,061	Euro		9%	December 2003
December 1993	–	–	30,051	Euro		Floating	December 2003
October 1994	–	74,820	74,820	Euro		Floating	October 2004
April 1995	51,122	51,122	51,122	Euro		Floating	April 2005
June 1995	60,101	60,101	60,101	Euro		12.70%	December 2010
December 1995	80,235	80,235	80,235	Euro		10.75%	December 2010
March 1997	60,101	60,101	60,101	Euro		7.38%	December 2012
June 1997	60,101	60,101	60,101	Euro		7.65%	December 2015
September 1998 (convertible)	–	–	20,800	Euro		2.00%	October 2003
Santander Central Hispano Issuances, Ltd. :
April 1990	146,832	158,353	190,712	U.S. dollars	200	Floating	Perpetual
July 1990	293,664	316,706	381,425	U.S. dollars	400	Floating	Perpetual
October 1990	67,543	72,842	87,728	U.S. dollars	92	Floating	Perpetual
April 1994	28,121	28,121	28,121	Euro		Floating	April 2009
June 1994	–	14,809	16,087	Japanese yen	2,000	Floating	June 2004
June 1994	–	178,147	214,551	U.S. dollars	225	8.25%	June 2004
February 1995	–	118,765	143,034	U.S. dollars	150	Floating	September 2004
April 1995	220,248	237,530	286,068	U.S. dollars	300	7.88%	April 2005
May 1995	110,124	118,765	143,034	U.S. dollars	150	7.75%	May 2005
June 1995	73,416	79,177	95,356	U.S. dollars	100	7.50%	June 2005
July 1995	146,832	158,353	190,712	U.S. dollars	200	6.80%	July 2005
August 1995	110,124	118,765	143,034	U.S. dollars	150	Floating	August 2005
Nov ember 1995	146,832	158,353	190,712	U.S. dollars	200	7.25%	November 2015
February 1996	146,832	158,353	190,712	U.S. dollars	200	6.50%	February 2006
February 1996	220,248	237,530	286,068	U.S. dollars	300	6.38%	February 2011
April 1996	183,540	197,941	238,390	U.S. dollars	250	7.00%	April 2006
May 1996	146,832	158,353	190,712	U.S. dollars	200	7.25%	May 2006
July 1996	165,186	178,147	214,551	U.S. dollars	225	7.70%	July 2006
October 1996	110,124	118,765	143,034	U.S. dollars	150	Floating	October 2006
February 1997	110,124	118,765	143,034	U.S. dollars	150	Floating	February 2007
June 1998	153,390	153,390	153,390	Euro		5.25%	June 2008
July 1999	500,000	500,000	500,000	Euro		5.13%	July 2009
November 1999	458,850	494,854	595,976	U.S. dollars	625	7.63%	November 2009
March 2000	500,000	500,000	500,000	Euro		6.38%	July 2010
June 2000	67,380	69,930	82,422	Singapore dollars	150	5.15%	June 2010
September 2000	734,160	791,766	953,503	U.S. dollars	1,000	7.63%	September 2010
November 2000	283,663	283,768	307,447	Pounds sterling	200	6.8%	November 2010
March 2001	500,000	500,000	500,000	Euro		6.00%	March 2011
March 2001	500,000	500,000	500,000	Euro		Floating	March 2011
September 2001	500,000	500,000	500,000	Euro		From fixed to floating (2)	September 2011
April 2002	350,000	350,000	350,000	Euro		Floating	April 2012
April 2002	650,000	650,000	650,000	Euro		From fixed to floating (3)	April 2012
May 2002	36,708	39,588	47,678	U.S. dollars	50	Floating	May 2012
May 2002	36,708	39,588	47,678	U.S. dollars	50	Floating	May 2012

Santander Central Hispano Finance B.V.:
August 1998 (convertible)	–	–	300,380	Euro		2.00%	August 2003
CC-Bank AG (merged with AKB):
Sundry issues	115,548	133,445	157,989	Euro		From 4.96% to 8.82% (4)	From January 2005 to August 2010
Banco Santander Totta
(former BS Portugal) :
February 1994	–	10,067	10,067	Euro		Floating	February 2004
May 1994	–	948	948	Euro		Floating	May 2004
February 2001	27,627	27,627	27,641	Euro		Floating	Perpetual
BS Chile: (merged with B. Santiago)
October 1996	42,153	44,800	55,722	Chilean pesos	32,024	Floating	October 2016
November 1998	147,380	161,906	190,712	U.S. dollars	200	6.50%	November 2005
January 1992	6,674	9,276	12,272	Chilean pesos	5,071	7.50%	January 2007
December 1995	25,585	27,149	25,930	Chilean pesos	19,438	7.00%	December 2015
March 1996	19,333	20,646	19,469	Chilean pesos	14,688	6.90%	March 2016
March 1996	23,608	24,720	24,528	Chilean pesos	17,935	6.90%	March 2011
July 1997	57,293	243,310	275,373	U.S. dollars	78	7.00%	July 2007
January 2003	163,777	–	–	U.S. dollars	222	8.29% (5)	July 2012
December 2004	221,070	–	–	U.S. dollars	300	5.67%	December 2014
BSN Portugal:
Sundry issues	–	32,382	32,382	Euro		From 8.81% to 9.84%	From February 2004 to October 2004

Subtotal carried forward	9,158,084	9,721,075	11,110,869

Back to Contents

Issuer	Thousand of Euro			Currency	Outstanding	Annual Interest Rate	Maturity Date
					Amount in
					Currency
	2004	2003	2002		(Million)

Subtotal brought forward	9,158,084	9,721,075	11,110,869

Banco Santander Totta
(former Banco Totta & Açores):
July 1993	–	–	49,878	Euro		Floating	August 2003
May 1995	41,151	41,151	41,151	Euro		Floating	May 2005
July 1996	74,820	74,820	74,820	Euro		Floating	July 2006
January 1998	28,290	29,233	29,233	Euro		Floating	Perpetual
September 1987	3,596	3,672	3,672	Euro		Floating	September 2007
April 2001	16,312	16,312	16,336	Euro		5.00%	April 2009
December 2000	13,797	13,623	13,852	Euro		Floating	Perpetual
Banco Santander Totta
(former Crédito Predial Portugués):
January 1998	12,721	10,641	10,697	Euro		Floating	Perpetual
December 1998	12,791	24,940	24,940	Euro		Floating	December 2008
December 1999	22,122	24,001	37,498	Euro		Floating	November 2009
February 2001	1,243	3,549	3,861	Euro		Floating	Perpetual
April 2001	19,402	20,000	20,000	Euro		5.00%	April 2009
May 2001	9,498	10,366	5,299	Euro		Floating	May 2006
December 2002	15,050	–	–	Euro		Floating	December 2008
Totta-Credito Especializado, IFIC, S.A
(formerly McLeasing Sdad. Loc.Fin).:
June 1997	4,988	4,988	4,988	Euro		Floating	June 2007
Finconsumo:
December 2000	–	–	16,798	Euro		Floating	December 2010
Banesto Group:
October 1990	132,883	143,310	172,597	U.S. dollars	181	Floating (6)	Perpetual
July 1992	–	–	–	U.S. dollars	150	8.25%	July 2002
March 1997	110,125	118,764	143,034	U.S. dollars	150	7.5%	March 2007
June 1998	–	–	152,447	Euro		5.25%	June 2008
September 2003	500,000	500,000	–	Euro		Floating	September 2013
March 2004	500,000	–	–	Euro		From Fixed to Floating (8)	March 2016
Santander Central Hispano Financial Services Ltd.:
February 1990	146,832	158,353	190,712	U.S. dollars	200	Floating	Perpetual
November 1994	–	18,512	20,099	Japanese yen	2,500	5.40%	November 2004
June 2001	283,665	283,778	307,447	Sterling Pounds	200	From fixed to Floating (7)	Perpetual

Santander Issuances, S.A. Unipersonal
September 2004	500,000	–	–	Euro		From Fixed to Floating (9)	September 2019

September 2004	500,000	–	–	Euro		Floating (10)	September 2014
Banca Serfin
November 2004	18,311	–	–	U.S. dollars	25	Floating (11)	November 2014
Santander Perpetual, S.A. Unipersonal
December 2004	750,000	–	–	Euro		From Fixed to Floating (12)	Perpetual
Abbey Group
December 1991	211,483	–	–	Sterling Pounds	150	11.5%	January 2017
June 1992	142,193	–	–	Sterling Pounds	100	10.75%	December 2006
February 1993	211,949	–	–	Sterling Pounds	150	10,125%	January 2023
September 1994	107,494	–	–	Japanese yen	15,000	5.56%	Perpetual
February 1995	35,831	–	–	Japanese yen	5,000	5.5%	Perpetual
October 1995	550,566	–	–	U.S. dollars	750	6.69%	October 2005
October 1995	283,451	–	–	Sterling Pounds	200	10.0625%(13)	Perpetual
October 1996	366,586	–	–	U.S. dollars	500	7.35%	Perpetual
December 1996	35,831	–	–	Japanese yen	5,000	From Fixed to Floating (14)	Perpetual
June 1998	365,877	–	–	U.S. dollars	500	6.7%	Perpetual
December 1998	509,986	–	–	Euro		5%	January 2009
February 1999	498,982	–	–	Euro		4.625%	February 2011
April 1999	99,440	–	–	Euro		5.75%	Perpetual
October 1999	210,854	–	–	Sterling Pounds	150	6.5%	October 2030
October 1999	726,808	–	–	U.S. dollars	1,000	7.95%	October 2029
September 2000	456,202	–	–	Sterling Pounds	325	7.5%	Perpetual
September 2000	603,402	–	–	Sterling Pounds	425	7.5%	Perpetual
September 2000	245,565	–	–	Sterling Pounds	175	7.125%	Perpetual
September 2000	395,254	–	–	Sterling Pounds	275	7.125%	Perpetual
September 2000	397,961	–	–			From Fixed to Floating (15)	Perpetual
August 2001	290,205	–	–	U.S. dollars	400	7.25%	Perpetual
May 2002	36,578	–	–	U.S. dollars	50	Floating	May 2012
May 2002	36,576	–	–	U.S. dollars	50	Floating	May 2012
June 2002	499,373	–	–			Floating	June 2012

Balances at year-end	20,194,128	11,221,088	12,450,228

Back to Contents

These are subordinated issues and, therefore, for debt seniority purposes they are junior to all general creditors of the issuers. The issues of Santander Central Hispano Issuances, Ltd. and Santander Perpetual S.A.U., Ltd. are guaranteed by the Bank on a subordinated basis or are secured by restricted deposits at the Bank.

(1)  Interest on the May 1991 issue of the Bank is revised annually, being tied to MIBOR less two percentage points, with a maximum of 14% per annum and a minimum of 10%. These securities are redeemable at par in 2011, but the holders can redeem them early at 6, 12 and 18 years from the issue date.

(2)  This issuance has a fixed interest rate for the first 5 years of 5.250% and from September 2006 it is Euribor (3M) plus 1.22%.

(3)  This issuance has a fixed interest rate for the first 5 years of 5.750% and from April 2007 it is Euribor (3M) plus 1.24%.

(4)  AKB Bank merged into CC-Bank (see Note 3).

(5)  This security was early-redeemed in January 2003 in exchange of a cash payment and the issuance of a new security with maturity on 2012, the new amount issued was USD 222 millions.

(6)  The perpetual issuance of Banesto Group has an interest rate tied to Libor plus a spread which is 0.5% for the first year, then 0.875% until October 2000, then 1% until October 2010 and 1.4% from that date.

(7)  This issuance has a fixed interest rate of 7.5% until December 2011, and from this date the interest is Libor (3M) plus 285 b.p.

(8)  This issue has a fixed interest rate of 4% for the first seven years, and from March 2011, the interest rate is Euribor (3M) plus 0.95%.

(9)  This issue has a fixed rate of 4.5% until September 2014, and from this date, the interest is Euribor (3M) plus 0.86%.

(10)  This issue has a floating rate of Euribor (3M) plus 0.25% for the first five years, and from this date, the interest is Euribor (3M) plus 0.75%.

(11)  This issue has a floating rate of Libor (6M) plus 1.1% for the first five years, and from this date, the interest is Libor (6M) plus 2.2%.

(12)  This issue has a fixed rate of 4.375% for the first ten years, and from December 2014, the interest is Euribor (3M) plus 1.6%.

(13)  This issue can be exchangeable, at the option of Abbey, for fully paid 10 ¾ per cent non-cumulative sterling preference shares of 1 sterling pound nominal value each of Abbey National at the rate of one new sterling preference share for every 1 sterling pound principal amount of the issue.

(14)  This issue has a fixed rate of 4% until December 2016, and from this date, it is Libor (3M) plus 1.5%.

(15)  This issue has a fixed rate of 7.125% until September 2010, and from this date, the interest is Euribor (3M) plus 2.3%.

.

Back to Contents

Exhibit VII

Selected Financial Information of main Banks of the Group.

Banks in Spain
Thousands of Euros					Santander Investment
	Santander Central Hispano		Banif		Services

	2004	2003	2004	2003	2004	2003

Income Statement
Net interest income	2,837,769	4,169,660	20,967	19,779	54,379	32,911
Net fees and commissions	1,547,055	1,301,821	83,596	71,704	121,280	141,901
Basic revenue	4,384,824	5,471,481	104,563	91,483	175,659	174,812
Net gains on financial transactions	690,285	(1,487,126)	4,034	3,907	3,631	1,559
Gross operating income	5,075,109	3,984,355	108,597	95,39	179,290	176,371
Personnel and general expenses	(2,178,282)	(2,133,773)	(56,814)	(51,379)	(40,980)	(38,088)
a) Personal expenses	(1,447,807)	(1,436,841)	(35,174)	(33,233)	(24,104)	(23,541)
b) General expenses	(730,475)	(696,932)	(21,640)	(18,146)	(16,876)	(14,547)
Depreciation	(230,092)	(253,308)	(6,524)	(6,352)	(1,158)	(1,59)
Other operating cost	(115,861)	(117,565)	(257)	(315)	(215)	(283)

Net operating income	2,550,874	1,479,709	45,002	37,344	136,937	136,410

Income from equity-accounted holdings	—	—	—	—	—	—
Other income	(24,136)	542,703	1,348	(4,687)	(851)	—
Net provisions	(689,294)	(575,212)	(8,158)	(3,018)	539	752
Goodwill amortization	—	—	—	2,88	—	(2,26)
Income before taxes	1,837,444	1,447,200	38,192	32,519	136,625	134,902
Net income	1,837,424	1,445,033	22,716	22,217	106,777	97,234
Minority interests	—	—	—	—	—	—

Net attributable income	1,837,424	1,445,033	22,716	22,217	106,777	97,234

Balance sheet, December 31
Loans and credits	87,487,787	81,896,844	1,106,576	618,67	1,668,121	1,748,337
Due from credit institutions	44,790,816	58,241,650	2,012,975	2,273,266	5,389,844	2,788,616
Investment securities	52,225,478	40,448,822	48,605	38,416	136,718	153,051
Tangible and intangible assets	1,337,022	1,500,405	21,124	21,327	1,264	1,73
Other assets	17,366,246	16,577,696	87,225	133,564	668,276	359,957

Total assets/liabilities	203,207,349	198,665,417	3,276,505	3,085,243	7,864,223	5,051,691

Customer deposits	82,804,580	82,792,758	2,367,662	2,213,021	2,570,238	2,206,014
Debt securities	18,668,056	11,932,465	—	—	2,499,000	—
Subordinated debt	14,142,545	13,280,712	—	—	—	—
Due to credit institutions	36,182,296	54,999,537	628,483	526,514	2,078,593	2,057,183
Other liabilities	20,468,463	17,652,516	123,038	206,32	459,148	549,727
Group capital and reserves(*)	30,941,409	18,007,429	157,322	139,388	257,244	238,767

Off-balance sheet managed funds	—	—	3,694,857	3,246,427	—	—

Mutual funds	—	—	2,300,056	2,032,568	—	—
Pension funds	—	—	—	—	—	—
Portfolios Managed	—	—	1,394,801	1,213,859	—	—
Total customer funds managed	115,615,181	108,005,935	6,062,519	5,459,448	5,069,238	2,206,014
Total managed funds	203,207,349	198,665,417	6,971,362	6,331,670	7,864,223	5,051,691
(*) Includes income for the year

Back to Contents

Banks in Spain and Europe
Thousands of Euros	Santander Consumer Group (1)		Santander Totta

	2004	2003	2004	2003

Income statement
Net interest income	1,092,585	866,111	622,582	603,914
Net fees and commissions	97,373	102,043	274,064	237,555
Basic revenue	1,189,958	968,154	896,646	841,469
Net gains on financial transactions	33,720	46,523	26,306	26,949
Gross operating income	1,223,678	1,014,677	922,952	868,418
Personnel and general expenses	(443,071)	(382,345)	(407,202)	(402,970)
a) Personal expenses	(207,649)	(196,013)	(261,862)	(261,882)
b) General expenses	(235,422)	(186,332)	(145,340)	(141,088)
Depreciation	(33,762)	(27,995)	(60,564)	(56,712)
Other operating cost	(1,392)	583	19,912	23,555

Net operating income	745,453	604,92	475,098	432,291

Income from equity-accounted holdings	22,184	13,757	7,440	4,273
Other income	(19,740)	14,046	(8,323)	(42,695)
Net provisions	(305,425)	(240,932)	(99,383)	(73,665)
Goodwill amortization	(58,153)	(63,886)	—	—
Income before taxes	384,319	327,905	374,832	320,204
Net income	230,488	202,56	314,667	269,472
Minority interests	485	7,621	25,855	28,449

Net attributable income	230,003	194,939	288,812	241,223

Balance sheet, December 31
Loans and credits	23,682,974	16,554,053	15,943,060	17,758,038
Due from credit institutions	2,019,897	1,711,654	1,562,949	3,813,232
Investment securities	319,555	72,065	9,842,499	5,508,740
Tangible and intangible assets	140,565	101,87	467,665	436,250
Other assets	767,374	980,845	1,439,858	1,307,377

Total assets/liabilities	26,930,365	19,420,487	29,256,031	28,823,637

Customer deposits	11,596,486	9,429,827	13,848,624	13,535,395
Debt securities	3,568,667	2,991,064	5,574,741	5,491,499
Subordinated debt	328,442	312,027	549,749	671,270
Due to credit institutions	8,219,470	4,521,848	6,056,787	5,933,055
Other liabilities	2,449,241	1,430,657	1,184,327	1,415,537
Group capital and reserves(*)	768,059	735,064	2,041,803	1,776,881

Off-balance sheet managed funds	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Portfolios Managed	—	—	—	—
Total customer funds managed	15,493,595	12,732,918	19,973,114	19,698,164
Total managed funds	26,930,365	19,420,487	29,256,031	28,823,637

(1) Pro-forma data: includes together figures of CC-Bank and AKB Group (the last one was bought in mid 2002).
This pro-forma data is presented only for comparison purposes.
(*) Includes income for the year

Back to Contents

Banks in Latin America
			Grupo Financiero
	Banespa		Santander Serfin

	2004	2003	2004	2003

	Brazilian reais
	thousand		Mexican peso million

Income statement
Net interest income	3,157,363	2,650,502	11,836,450	9,574,252
Net fees and commissions	1,239,531	882,098	6,012,430	4,926,038
Basic revenue	4,396,895	3,532,600	17,848,880	14,500,290
Net gains on financial transactions	205,326	30,227	368,753	940,941
Gross operating income	4,602,220	3,562,827	18,217,633	15,441,231
Personnel and general expenses	(2,227,967)	(1,790,833)	(8,055,694)	(7,557,738)
a) Personal expenses	(1,284,030)	(1,154,428)	(4,273,383)	(3,895,852)
b) General expenses	(943,937)	(636,405)	(3,782,311)	(3,661,886)
Depreciation	(268,140)	(184,43)	(738,416)	(642,179)
Other operating cost	(97,450)	(48,457)	(462,073)	314,119

Net operating income	2,008,663	1,539,107	8,961,450	7,555,433

Income from equity-accounted holdings	—	—	(1,498)	112,883
Other income	196,455	684,851	(1,669,372)	(751,592)
Net provisions	(272,255)	(251,854)	(137,222)	(126,474)
Goodwill amortization	—	—	—	—
Income before taxes	1,932,863	1,972,104	7,153,358	6,790,250

Net income	1,757,331	1,780,070	6,009,095	6,176,471

Balance sheet, December 31
Loans and credits	7,954,313	5,667,102	121,583,497	94,579,020
Due from credit institutions	9,173,722	8,775,404	58,390,191	49,623,819
Investment securities	11,385,535	10,286,265	109,097,425	82,363,673
Tangible and intangible assets	1,380,250	1,224,363	4,856,240	5,115,310
Other assets	6,061,987	4,746,857	18,695,800	14,054,399

Total assets/liabilities	35,955,807	30,699,991	312,623,153	245,736,221

Customer deposits	11,683,152	11,461,014	74,015,963	69,921,493
Debt securities	675,909	—	128,325,847	101,202,057
Subordinated debt	—	—	1,118,647	—
Due to credit institutions	8,395,565	5,902,878	50,572,882	22,524,031
Other liabilities	9,508,978	8,131,437	25,430,032	25,332,423
Group capital and reserves(*)	5,692,203	5,204,662	33,159,782	26,756,217
(*) Includes income for the year

Exchange rate (currency per Euro)
Fixing	3.6177	3.6646	15.2279	14.1772
Year average exchange rate	3.6325	3.4593	14.0120	12.1770

Back to Contents

Banks in Latin America
	Banco Santander		Banco Santander
	Chile		Puerto Rico		Banco de Venezuela

	2004	2003	2004	2003	2004	2003

					Venezuelan bolivares
	Chilean pesos million		US$ Thousand		million

Income statements
Net interest income	447,718	425,632	190,638	171,121	611,924	530,146
Net fees and commissions	95,782	93,079	29,292	25,182	200,855	132,575
Basic revenue	543,500	518,711	219,930	196,303	812,779	662,721
Net gains on financial transactions	27,942	31,018	7,709	22,185	112,031	39,512
Gross operating income	571,442	549,729	227,639	218,488	924,810	702,233
Personnel and general expenses	(250,279)	(223,832)	(143,588)	(142,546)	(383,256)	(295,225)
a) Personal expenses	(128,297)	(121,173)	(72,486)	(69,960)	(166,263)	(127,479)
b) General expenses	(121,982)	(102,659)	(71,102)	(72,586)	(216,993)	(167,746)
Depreciation	(34,333)	(34,684)	(12,392)	(17,301)	(42,289)	(42,326)
Other operating cost	(3,780)	(3,667)	32,798	19,582	(30,730)	(19,263)

Net operating income	283,050	287,546	104,457	78,223	468,535	345,419

Income from equity-accounted holdings	—	—	—	—	—	—
Other income	27,769	22,545	(8,054)	3,717	(77,415)	(49,605)
Net provisions	(74,892)	(65,617)	(26,660)	(49,745)	(30,071)	(19,628)
Goodwill amortization	—	—	(6)	(2,694)	—	—
Income before taxes	235,927	244,474	69,737	29,501	361,049	276,186

Net income	198,002	207,043	69,737	29,501	343,904	259,513

Balance sheet, December 31
Loans and credits	7,500,888	6,504,270	5,234,686	3,926,481	3,553,144	1,776,037
Due from credit institutions	682,590	663,914	646,336	561,822	2,525,496	2,295,883
Investment securities	1,674,977	1,595,941	2,067,766	1,700,784	2,713,964	1,319,351
Tangible and intangible assets	280,638	278,554	84,577	92,208	294,199	289,323
Other assets	787,820	791,167	190,138	191,223	296,081	140,293

Total assets/liabilities	10,926,913	9,833,846	8,223,503	6,472,518	9,382,884	5,820,887

Customer deposits	6,838,404	5,756,630	4,562,790	3,893,312	7,983,103	4,903,229
Debt securities	1,500,677	1,581,406	660,381	358,87	—	—
Subordinated debt	537,019	401,651	—	—	—	—
Due to credit institutions	844,584	917,702	2,251,094	1,550,166	44,918	22,877
Other liabilities	174,475	158,997	201,141	187,81	378,504	172,168
Group capital and reserves(*)	1,031,754	1,017,460	548,097	482,36	976,359	722,613

(*) Includes income for the year

Exchange rate, (currency per Euro)
Fixing	759.7110	748.3910	1.3621	1.2630	2,611.9630	2.018,2857
Year average exchange rate	756.6815	778.6707	1.2410	1.1293	2,336.1757	1.814,0590

Exhibit VIII

	Year end December 31,

	2004		2003		2002		2001		2000

Spanish GAAP:	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits

FIXED CHARGES:
Fixed charges	9,514,554	3,962,511	9,132,884	3,502,741	13,228,644	4,766,787	17,694,470	7,032,065	21,016,149	5,640,997
Preferred dividends	206,355	206,355	314,461	314,461	400,665	400,665	500,258	500,258	442,495	442,495

Total fixed charges + preferred dividends	9,720,909	4,168,866	9,447,345	3,817,202	13,629,309	5,167,452	18,194,728	7,532,323	21,458,644	6,083,493

EARNINGS:
Income from continuing operations before taxes, minority interest and extraordinary items	3,902,319	3,902,319	3,459,668	3,459,668	2,970,286	2,970,286	3,396,699	3,396,699	2,973,009	2,973,009
Distributed earnings from companies carried by the equity method	(540,386)	(540,386)	(407,263)	(407,263)	(279,898)	(279,898)	(521,878)	(521,878)	(754,270)	(754,270)
Fixed charges	9,514,554	3,962,511	9,132,884	3,502,741	13,228,644	4,766,787	17,694,470	7,032,065	21,016,149	5,640,997

Total earnings for ratio calculation	12,876,487	7,324,444	12,185,289	6,555,146	15,919,032	7,457,175	20,569,291	9,906,886	23,234,888	7,859,736

Ratio of earnings to fixed charges	1.35	1.85	1.33	1.87	1.20	1.56	1.16	1.41	1.11	1.39
Ratio of earnings to combined fixed charges and preferred stock dividends	1.32	1.76	1.29	1.72	1.17	1.44	1.13	1.32	1.08	1.29

	Year end December 31,

	2004		2003		2002		2001		2000

U.S. GAAP:	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits

FIXED CHARGES:
Fixed charges	9,514,554	3,962,511	9,136,028	3,505,885	13,228,644	4,766,787	17,694,470	7,032,065	21,016,149	5,640,997
Preferred dividends	206.355	206,355	311,317	311,317	400,665	400,665	500,258	500,258	442,495	442,495

Total fixed charges + preferred dividends	9,720,909	4,168,866	9,447,345	3,817,202	13,629,309	5,167,452	18,194,728	7,532,323	21,458,644	6,083,493

EARNINGS:
Income from continuing operations before taxes, minority interest and extraordinary items	3,940,866	3,940,866	3,140,200	3,140,200	3,106,740	3,106,740	3,096,733	3,096,733	2,804,256	2,804,256
Distributed earnings from associated companies	(540,386)	(540,386)	(380,922)	(380,922)	(189,020)	(189,020)	(1,240,158)	(1,240,158)	(668,121)	(668,121)
Fixed charges	9,514,554	3,962,511	9,136,028	3,505,885	13,228,644	4,766,787	17,694,470	7,032,065	21,016,149	5,640,997

Total earnings for ratio calculation	12,915,034	7,362,991	11,895,306	4,422,493	16,146,364	7,684,507	19,551,044	8,888,639	23,152,284	7,777,133

Ratio of earnings to fixed charges	1.36	1.86	1.30	1.79	1.22	1.61	1.10	1.26	1.10	1.38
Ratio of earnings to combined fixed charges and preferred stock dividends	1.33	1.77	1.26	1.64	1.18	1.49	1.07	1.18	1.08	1.28

Back to Contents

EXHIBIT INDEX

Exhibit Number	Description

1.1	By-laws (Estatutos) of Banco Santander Central Hispano, S.A., as amended

1.2	By-laws (Estatutos) of Banco Santander Central Hispano, S.A., as amended (English translation).

8.1	List of Subsidiaries (incorporated by reference as Exhibits I, II and III of our Financial Pages filed with this Form 20-F).

12.1	Section 302 Certification by the Chief Executive Officer

12.2	Section 302 Certification by the Chief Financial Officer

13.1	Section 906 Certification

15.1	Consent of Deloitte, S.L.

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Banco Santander Central Hispano, S.A.