Form 20-F
period 2005-12-31
BANCO SANTANDER CENTRAL HISPANO SA
filed 2006-07-03
CIK 891478

Click here for Contents

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005 OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to Commission file number 001-12518
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

December 31, 2005 was:

Shares par value Euro 0.50 each: 6,254,296,579

The number of outstanding shares of each class of stock of Santander Finance Preferred, S.A. Unipersonal benefiting from a guarantee of Banco Santander Central Hispano, S.A. at December 31, 2005 was:

Non-cumulative Preferred Securities, Series 1	7,600,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes     No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer   Accelerated filer   Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item  17     Item  18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes     No

BANCO SANTANDER CENTRAL HISPANO, S.A.

Back to Contents

Back to Contents

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Accounting Principles

Except where noted otherwise, the financial information contained in this report has been prepared according to the International Financial Reporting Standards as adopted by the European Union (“IFRS”) and the Bank of Spain Circular 4/2004. Because this is the first year that we have prepared our financial statements under IFRS, this report contains changes to our accounting principles, the presentation of our financial statements and the structure of our business areas. Our financial statements for the fiscal year ending December 31, 2004 have been restated using IFRS standards. Financial information prepared according to Bank of Spain Circular 4/91 (“previous Spanish GAAP”) is not comparable with that prepared under IFRS. A description of the significant differences between these accounting standards is included in Note 57 to our consolidated financial statements, and Note 58 to our consolidated financial statements contains a description of significant differences between IFRS and U.S. GAAP.

We have formatted our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the U.S. Securities and Exchange Commission that contains formatting requirements for bank holding company financial statements. We have, however, included summary financial information that reflects the required reclassifications in Note 58 to our consolidated financial statements.

Our auditors, Deloitte, S.L., have audited our consolidated financial statements in respect of the two years ended December 31, 2005 and 2004 in accordance with IFRS and without qualification. The IFRS data for 2004 differ from those contained in the statutory consolidated financial statements for that year, as approved at the Annual General Meeting on June 18, 2005, which were prepared in accordance with previous Spanish GAAP.

See page F-1 to our consolidated financial statements for the 2005 and 2004 reports prepared by our independent registered public accounting firm.

Acquisition of Abbey National plc

In November 2004, we acquired 100% of the capital of Abbey National plc (“Abbey”). Our acquisition of Abbey was reflected on our financial statements as if the acquisition had occurred on December 31, 2004. Accordingly, Abbey’s assets and liabilities were consolidated into our balance sheet as of December 31, 2004, but Abbey’s results of operations had no impact on our income statement for the year ended December 31, 2004. Therefore, the income statement for the year ended December 31, 2005 is the first to reflect the acquisition of Abbey.

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

When we refer to impaired assets, we mean impaired loans, securities and other assets to collect.

When we refer to the allowances for credit losses, we mean the specific allowances for credit losses, and unless otherwise noted, the general allowance for credit losses including any allowances for country-risk. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Classified Assets—Bank of Spain Allowances for Credit Losses and Country-Risk Requirements”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include information regarding:

•	exposure to various types of market risks;

Back to Contents

•	management strategy;
•	capital expenditures;
•	earnings and other targets; and
•	asset portfolios.

Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “DCaR,” “ACaR,” “RORAC,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions. We include forward-looking statements in the “Operating and Financial Review Prospects,” “Information on the Company” and “Qualitative and Quantitative Disclosures About Market Risk” sections. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

You should understand that adverse changes in the following important factors, in addition to those discussed in “Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this annual report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

Economic and Industry Conditions

•	exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk and equity price risk;
•	general economic or industry conditions in Spain, the United Kingdom, other European countries, Latin America and the other areas in which we have significant business activities or investments;
•	the effects of a decline in real estate prices, particularly in Spain and the UK;
•	monetary and interest rate policies of the European Central Bank and various central banks;
•	inflation or deflation;
•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR/DCaR/ACaR model we use;
•	changes in competition and pricing environments;
•	the inability to hedge some risks economically;
•	the adequacy of loss reserves;
•	acquisitions, including our acquisition of Abbey, or restructurings;
•	changes in demographics, consumer spending or saving habits; and
•	changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political and Governmental Factors

•	political stability in Spain, the United Kingdom, other European countries and Latin America; and
•	changes in Spanish, UK, EU or foreign laws, regulations or taxes.

Transaction and Commercial Factors

•

our ability to integrate successfully our acquisitions, including Abbey, and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and

•	the outcome of our negotiations with business partners and governments.

Operating Factors

•	technical difficulties and the development and use of new technologies by us and our competitors;
•	the impact of changes in the composition of our balance sheet on future net interest income; and
•	potential losses associated with an increase in the level of substandard loans or non-performance by counterparties to other types of financial instruments.

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

Except where noted otherwise, the financial information contained in this report has been prepared according to IFRS and the Bank of Spain Circular 4/2004. Because this is the first year that we have prepared our financial statements under IFRS, this report contains changes to our accounting principles, the presentation of our financial statements and the structure of our business areas. Our financial statements for the fiscal year ending December 31, 2004 have been restated using IFRS standards. Financial information prepared according to previous Spanish GAAP is not comparable with that prepared under IFRS. A description of the significant differences between these accounting standards is included in Note 57 to our consolidated financial statements, and Note 58 to our consolidated financial statements contains a description of significant differences between IFRS and U.S. GAAP. In addition, our financial information is presented in Spanish format.

In the F-pages of this Form 20-F, audited financial statements for the years 2005 and 2004 are presented. Audited financial statements for the years 2003, 2002 and 2001 are not included in this document, but they can be found in our previous annual reports on Form 20-F.

In November 2004, we acquired 100% of the capital of Abbey. Under IFRS, our acquisition of Abbey was reflected on our financial statements as if the acquisition had occurred on December 31, 2004. Accordingly, Abbey’s assets and liabilities were consolidated into our balance sheet as of December 31, 2004, but Abbey’s results of operations had no impact on our income statement for the year ended December 31, 2004. Therefore, the income statement for the year ended December 31, 2005 is the first to reflect the acquisition of Abbey.

Back to Contents

	(IFRS) Year Ended December 31,

	2004	2005

Consolidated Income Statement Data	(thousands of euros, except percentages and per share data)
Interest and similar income	17,461,238	32,958,556
Interest expense and similar charges	(10,274,776)	(22,800,696)
Income from equity instruments	389,038	335,610
Net interest income	7,575,500	10,493,470
Share of results of entities accounted for using the equity method	449,011	619,166
Net fees and commissions (1)	4,768,637	6,313,849
Insurance activity income	161,374	815,519
Gains (losses) on financial transactions (2)	1,100,725	1,565,281
Gross income	14,055,247	19,807,285
Net income from non-financial activities (3)	347,811	426,032
Other operating income (4)	(62,941)	(103,745)
General administrative expenses	(6,839,867)	(9,823,438)
Personnel expenses	(4,324,662)	(5,817,397)
Other general administrative expenses	(2,515,205)	(4,006,041)
Depreciation and amortization	(838,674)	(1,021,211)
Net operating income	6,661,576	9,284,923
Impairment losses (net)	(1,843,415)	(1,806,983)
Net gains on disposal of investments in associates (5)	30,891	1,299,046
Net results on other disposals, provisions and other income (6)	(267,749)	(622,517)
Profit before tax	4,581,303	8,154,469
Income tax	(596,792)	(1,391,176)
Profit from continuing operations	3,984,511	6,763,293
Profit from discontinued operations (net)	11,723	(13,523)
Consolidated profit for the year	3,996,234	6,749,770
Profit attributed to minority interests	390,364	529,666
Profit attributed to the Group	3,605,870	6,220,104

Per Share Information:
Average number of shares (thousands) (7)	4,950,498	6,240,611
Profit attributed to the Group per average share	0.7284	0.9967
Diluted earnings per share (in euros)	0.7271	0.9930
Dividends paid (in euros)	0.33	0.42
Dividends paid (in US$)	0.39	0.49

Back to Contents

Consolidated Balance Sheet Data:	(IFRS) Year Ended December 31,

	2004	2005

Consolidated Balance Sheet Data:	(thousands of euros, except percentages and per share data)
Total assets	664,486,300	809,106,914
Loans and advances to credit institutions (8)	58,379,774	59,773,022
Loans and advances to customers (net) (8)	369,350,064	435,828,795
Investment Securities (9)	138,753,764	203,938,360
Investments: Associates	3,747,564	3,031,482
Liabilities
Deposits from central banks and credit institutions (10)	83,750,339	148,622,407
Customer deposits (10)	283,211,616	305,765,280
Debt securities (10)	113,838,603	148,840,346
Capitalization
Guaranteed Subordinated debt	9,369,939	8,973,699
Secured Subordinated debt	508,039	—
Other Subordinated debt	12,300,179	13,016,989
Preferred securities (11)	5,292,016	6,772,768
Preferred shares (11)	2,124,222	1,308,847
Minority interests (including profit attributed to minority interests)	2,085,316	2,848,223
Stockholders’ equity (12)	34,414,942	39,778,476
Total capitalization	66,094,652	72,699,002
Stockholders’ Equity per Share (12)	6.95	6.37
Other managed funds
Mutual funds	97,837,724	109,480,095
Pension funds	21,678,522	28,619,183
Managed portfolio	8,998,388	14,746,329
Total other managed funds	128,514,634	152,845,607
Consolidated Ratios
Profitability Ratios
Net Yield (13)	2.20%	1.57%
Efficiency ratio (14)	52.00%	52.55%
Return on average total assets (ROA)	1.01%	0.91%
Return on average stockholders’ equity (ROE)	19.74%	19.86%
Capital Ratio:
Average stockholders’ equity to average total assets	4.62%	4.24%
Ratio of earnings to fixed charges (15)
Excluding interest on deposits	1.89%	1.82%
Including interest on deposits	1.39%	1.32%
Credit Quality Data
Allowances for impaired assets (excluding country-risk)	6,813,354	7,902,225
Allowances for impaired assets as a percentage of total loans	1.81%	1.78%
Impaired assets (16)	4,114,691	4,341,500
Impaired assets as a percentage of total loans	1.09%	0.98%
Allowances for impaired assets as a percentage of impaired assets	165.59%	182.02%
Net loan charge-offs as a percentage of total loans	0.16%	0.23%

(1)	Equals “Fee and commission income” less “Fee and commission expense” as stated in our consolidated financial statements.
(2)	Equals the sum of “Gains/losses on financial assets and liabilities (net)” and “Exchange differences (net)” as stated in our consolidated financial statements.

Back to Contents

(3)	Equals the sum of “Sales and income from the provision of non-financial services” and “Cost of sales” as stated in our consolidated financial statements.
(4)	Equals the sum of “Other operating income” and “Other operating expenses” as stated in our consolidated financial statements.
(5)	Equals the sum of “Other gains: Gains on disposal of investments in associates” and “Other losses: Losses on disposal of investments in associates” as stated in our consolidated financial statements.
(6)

Includes “Provisions (net)”, “Finance income from non-financial activities”, “Finance expense from non-financial activities”, “Other gains: Gains on disposal of tangible assets”, “Other gains: Other”, “Other losses: Losses on disposal of tangible assets” and “Other losses: Other” as stated in our consolidated financial statements.

(7)	Average number of shares have been calculated on the basis of the weighted average number of shares outstanding in the relevant year, net of treasury stock.
(8)

Equals the sum of the amounts included under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss” and “Loans and receivables” as stated in our consolidated financial statements.

(9)

Equals the amounts included as “Debt instruments” and “Other equity instruments” under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss”, “Available-for-sale financial assets” and “Loans and receivables” as stated in our consolidated financial statements.

(10)

Equals the sum of the amounts included under the headings “Financial liabilities held for trading”, “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at amortized cost” included in Notes 20, 21 and 22 to our consolidated financial statements.

(11)	In our consolidated financial statements preferred securities are included under “Subordinated liabilities” and preferred shares are stated as “Equity having the substance of a financial liability”.
(12)

Equals the sum of the amounts included at the end of each year as “Own funds” and “Valuation adjustments” as stated in our consolidated financial statements. We have deducted the book value of treasury stock from stockholders’ equity.

(13)

Net yield is the total of net interest income (including dividends on equity securities) divided by average earning assets. See “Item 4 Information on the Company—B. Business Overview—Selected Statistical Information—Earnings Assets—Yield Spread”.

(14)

Efficiency ratio equals the sum of “General administrative expenses from financial activities”, “Depreciation and amortization costs” less “Offsetting fees” (see Note 48 to our consolidated financial statements), divided by the sum of “Gross income” and “Net income from non-financial activities” less “General administrative expenses from non-financial activities”.

(15)

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxation and minority interests, plus fixed charges and after deduction of the unremitted pre-tax income of companies accounted for by the equity method. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, and the proportion of rental expense deemed representative of the interest factor. Fixed charges include dividends and interest paid on preferred shares.

(16)

Impaired assets reflect Bank of Spain classifications. Such classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Classified Assets—Bank of Spain Classification Requirements”.

Back to Contents

The following table shows net income, stockholders’ equity, total assets and certain ratios on a U.S. GAAP basis.

	Year Ended December 31,

US GAAP	2001	2002	2003	2004	2005

	(In thousands of euros, except ratios and per share data)
Net income (1)	2,176,711	2,286,959	2,264,332	3,940,866	6,318,460
Stockholders’ equity (1)(2)	29,944,012	23,114,475	25,093,234	38,671,623	43,784,335
Total assets	367,264,418	321,804,691	350,662,064	604,084,270	845,345,463
Net Income per share (3)	0.48	0.48	0.47	0.80	1.01
Stockholders’ equity per share (2)(3)	6.56	4.89	5.26	7.78	7.02
Ratio of earnings to fixed charges: (4)
Excluding interest on deposits	1.26	1.61	1.79	1.86	1.86
Including interest on deposits	1.10	1.22	1.30	1.36	1.33
Ratio of earnings to combined fixed charges and preferred stock dividends: (5)
Excluding interest on deposits	1.18	1.49	1.64	1.77	1.84
Including interest on deposits	1.07	1.18	1.26	1.33	1.32

(1)

For information concerning reconciliation between IFRS and U.S. GAAP and a discussion of the principal U.S. GAAP adjustments to net income and stockholders’ equity, see Note 58 to our consolidated financial statements.

(2)	As of the end of each period. The book value of our treasury stock has been deducted from stockholders’ equity.
(3)	Per share data have been calculated on the basis of the weighted average number of our shares outstanding in the relevant year, including treasury stock.
(4)

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxation and minority interests, plus fixed charges and after deduction of the unremitted pre-tax income of companies accounted for by the equity method. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, and the proportion of rental expense deemed representative of the interest factor.

(5)

For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income from continuing operations before taxation and minority interest, plus fixed charges and after deduction of the unremitted pre-tax income of companies accounted for by the equity method. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, preferred stock dividend requirements (corresponding to minority interest participation and, accordingly, not eliminated in consolidation), and the proportion of rental expense deemed representative of the interest factor. Preferred stock dividends for any year represent the amount of pre-tax earnings required to pay dividends on preferred stock outstanding during such year. Under IFRS all payments from preferred securities are accounted for as interest expenses and consequently this ratio is not necessary. (For details of the different accounting treatment given to preferred securities under IFRS and U.S.GAAP see Notes 58.2, 58.5 and 58.6.g to our consolidated financial statements).

Exchange Rates

Fluctuations in the exchange rate between euros and dollars have affected the dollar equivalent of the share prices on Spanish Stock Exchanges and, as a result, are likely to affect the dollar market price of our American Depositary Shares, or ADSs, in the United States. In addition, dividends paid to the depositary of the ADSs are denominated in euros and fluctuations in the exchange rate affect the dollar conversion by the depositary of cash dividends paid on the shares to the holders of the ADSs. Fluctuations in the exchange rate of euros against other currencies may also affect the euro value of our non-euro denominated assets, liabilities, earnings and expenses.

Back to Contents

The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for euros and dollars (expressed in dollars per euro), based on the Noon Buying Rate as announced by the Federal Reserve Bank of New York for the dates and periods indicated.

	Rate During Period

Calendar Period	Period End ($)	Average Rate(1) ($)

2001	0.8901	0.8909
2002	1.0485	0.9495
2003	1.2597	1.411
2004	1.3538	1.2478
2005	1.1842	1.2449

(1)	The average of the Noon Buying Rates for euros on the last day of each month during the period.

	Rate During Period

Last six months	High $	Low $

2005
December	1.2041	1.1699
2006
January	1.2287	1.1980
February	1.2100	1.1860
March	1.2197	1.1886
April	1.2624	1.2091
May	1.2888	1.2607
June (through June 23, 2006)	1.2953	1.2522

On June 23, 2006, the exchange rate for euros and dollars (expressed in dollars per euro), based on the Noon Buying Rate, was $1.2522.

For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2(a) of our consolidated financial statements.

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

Our loan portfolio is mainly concentrated in Continental Europe (in particular, Spain), the United Kingdom and Latin America. At December 31, 2005, Continental Europe accounted for approximately 49% of our total loan portfolio (Spain accounted for 36% of our total loan portfolio), while the United Kingdom and Latin America accounted for 39% and 12%, respectively. Therefore, adverse changes affecting the economies of Continental Europe (in particular Spain), the United Kingdom or the Latin American countries where we operate would likely have a significant adverse impact on our loan portfolio and, as a result, on our financial condition, cash flows and results of operations. See “Item 4. Information on the Company—B. Business Overview.”

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

Historically, our principal source of funds has been customer deposits (demand, time and notice deposits). At December 31, 2005, 17.2% of these customer deposits are time deposits in amounts greater than $100,000. Time deposits have represented 51.7% (under previous Spanish GAAP) and 46.9% of total customer deposits at the end of 2003 and 2004, respectively, and 43.5% at the end of 2005. Large-denomination time deposits may be a less stable source of deposits than other type of deposits. In addition, since we rely heavily on short-term deposits for our funding, there can be no assurance that we will be able to maintain our levels of funding without incurring higher funding costs or liquidating certain assets.

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

The decrease in interest rates globally has caused an increase in the demand of mortgage loans in the last few years. This has had repercussions in housing prices, which have also risen significantly. As real estate mortgages are one of our main assets, comprising 53% of our loan portfolio at December 31, 2005, we are currently highly exposed to developments in real estate markets. A strong increase in interest rates might have a significant negative impact in mortgage payment delinquency rates. An increase in such delinquency rates could have an adverse effect on our business, financial condition and results of operations.

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

Our acquisition of Abbey, and any future acquisitions may not be successful and may be disruptive to our business.

We have acquired controlling interests in various companies, and more recently, we completed the acquisition of Abbey. Although we expect to realize strategic, operational and financial benefits as a result of the Abbey acquisition, we cannot predict whether and to what extent such benefits will be achieved. In particular, the success of the Abbey acquisition will depend, in part, on our ability to realize the anticipated cost savings from assuming the control of Abbey’s business. In addition, we will face certain challenges as we work to integrate Abbey’s operations into our businesses. Moreover, the Abbey acquisition increased our total assets by 51.7% (under previous Spanish GAAP) as of December 31, 2004, thereby presenting us with significant challenges as we work to manage the increases in scale resulting from the acquisition. Our failure to successfully integrate and operate Abbey, and to realize the anticipated benefits of the acquisition, could adversely affect our operating, performing and financial results. See “Item 4. Information on the Company—A. History and development of the company.” Additionally, we may consider other strategic acquisitions and partnerships from time to time. There can be no assurances that we will be successful in our plans regarding the operation of past or future acquisitions and strategic partnerships.

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

Back to Contents

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

There may be less publicly available information about us than is regularly published about companies in the United States. While we are subject to the periodic reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), the disclosure required from foreign issuers under the Exchange Act is more limited than the disclosure required from U.S. issuers. Additionally, we present our financial statements under IFRS which differs from US GAAP. See Note 58 to our consolidated financial statements.

In 2005, the Group adopted IFRS, which has affected the manner in which the Group reports its financial results, as IFRS differs in significant respects from previous Spanish GAAP.

Until December 31, 2004, the Group prepared its financial statements in accordance with previous Spanish GAAP. In June 2002, the Council of Ministers of the EU adopted new regulations requiring all listed EU companies, including Santander, to apply IFRS (previously known as “International Accounting Standards” or “IAS”) in preparing their consolidated financial statements beginning January 1, 2005. Because IFRS emphasizes the measure of the fair value of certain assets and liabilities, applying these standards to our financial statements has had a considerable impact on a number of important areas, including, among others, goodwill and intangible assets, employee benefits and financial instruments, and accounting for share-based payments, long-term assets and business combinations. Because our financial statements prepared in accordance with IFRS differ from our financial statements prepared in accordance with previous Spanish GAAP, the methods used by the financial community to assess our financial performance and value our publicly-traded securities could be affected.

Back to Contents

If we are not able to adequately implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and are the subject of sanctions or investigation, our results of operations and our ability to provide timely and reliable financial information may be adversely affected.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the SEC are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We are evaluating our internal control over financial reporting to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, which we are required to comply with in our annual report which we will file in 2007 for our 2006 fiscal year. As a result, we expect to incur substantial additional expenses and diversion of management’s time. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our deadline, we cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations since there is presently no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities such as the SEC. Any such action could adversely affect our financial results or investors’ confidence in our company and could cause the price of our securities to fall. In addition, if we fail to develop and maintain effective controls and procedures, we may be unable to provide the financial information in a timely and reliable manner.

We are exposed to risk of loss from legal and regulatory proceedings.

The Group and its subsidiaries are the subject of a number of legal proceedings and regulatory actions. An adverse result in one or more of these proceedings could have a material adverse effect on our operating results for any particular period. For information relating to the legal proceedings involving our businesses, see “Item 8 — Financial Information – A. Consolidated statements and other financial information. – Legal proceedings”.

Risks Relating to Latin America

Our Latin American subsidiaries’ growth, asset quality and profitability may be adversely affected by volatile macroeconomic conditions.

The economy of the 9 Latin American countries where we operate has experienced significant volatility in recent decades, characterized, in some cases, by slow or regressive growth, declining investment and hyperinflation. This volatility has resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. Latin American banking activities (including Retail Banking, Asset Management and Private Banking and Global Wholesale Banking) accounted for €1,776 million of our net attributable income for the year ended December 31, 2005 (an increase of 21% from €1,470 million for the year ended December 31, 2004). Negative and fluctuating economic conditions, such as a changing interest rate environment, impact our profitability by causing lending margins to decrease and leading to decreased demand for higher margin products and services.

Additionally, the recent economic and political crisis in Argentina which led to the conversion by the Argentine government of all the U.S. dollar-denominated debt which was subject to Argentine laws and jurisdictions into Argentine peso-denominated debt had a negative impact on the Group’s Argentine banking subsidiaries. The negative effects on the Group’s operations in Argentina included losses generated by this forced conversion of U.S. dollar-denominated debt to Argentine pesos at below market rates, lower lending and deposit-making activities, increased restrictions on the transferability of funds and a larger number of defaults by Argentine customers. Although Argentina’s economy continued to recover in 2005, and the results of operations of the Group’s Argentine banking subsidiaries have also improved, it is possible that, despite its recent economic growth, Argentina could return to a period of economic and political instability. If this were to occur, the financial condition and results of operations of the Group’s Argentine subsidiaries could be materially and adversely affected.

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

Item 4. Information on the Company

A. History and development of the company

Introduction

Banco Santander Central Hispano, S.A. (“Santander” or “the Bank”) is the parent bank of Grupo Santander. It was established on March 21, 1857 and incorporated in its present form by a public deed executed in Santander, Spain, on January 14, 1875.

On January 15, 1999, the boards of directors of Banco Santander, S.A. and Banco Central Hispanoamericano, S.A. agreed to merge Banco Central Hispanoamericano, S.A. into Banco Santander, S.A., and to change Banco Santander’s name to Banco Santander Central Hispano, S.A. The shareholders of Banco Santander, S.A. and Banco Central Hispanoamericano, S.A. approved the merger on March 6, 1999, at their respective general meetings. The merger and the name change were registered with the Mercantile Registry of Santander, Spain, by the filing of a merger deed. Effective April 17, 1999, Banco Central Hispanoamericano, S.A. shares were extinguished by operation of law and Banco Central Hispanoamericano, S.A. shareholders received new Banco Santander shares at a ratio of three shares of Banco Santander, S.A. for every five shares of Banco Central Hispanoamericano, S.A. formerly held. On the same day, Banco Santander, S.A. changed its legal name to Banco Santander Central Hispano, S.A.

We are incorporated under, and governed by the laws of the Kingdom of Spain. We conduct business under the commercial name “Grupo Santander”. Our corporate offices are located in Ciudad Grupo Santander, Avda. de Cantabria s/n, 28660 Boadilla del Monte (Madrid), Spain. Telephone: (011) 34-91-259-6520.

Principal Capital Expenditures and Divestitures

Acquisitions, Dispositions, Reorganizations

The principal holdings acquired by us in 2004 and 2005 and other significant corporate transactions were as follows:

Sovereign Bancorp, Inc. (“Sovereign”). On May 31, 2006, Santander acquired shares of common stock of Sovereign equal to 19.8% of Sovereign’s outstanding shares after giving effect to such purchase. The purchase price was $27 per share, for an aggregate purchase price of $2.4 billion. The proceeds of the sale were used by Sovereign to finance a portion of the $3.6 billion cash purchase price that Sovereign paid to acquire Independence Community Bank Corp. (‘‘Independence’’).

Sovereign’s board of directors has elected two Santander designees to its board of directors, and Santander’s Annual General Meeting of Shareholders held on June 17, 2006 elected the chief executive officer of Sovereign to Santander’s Board of Directors. Sovereign and Independence together constitute the 18th largest bank in the United States as measured by assets and deposits with a significant presence in the Northeastern United States.

Under the Investment Agreement dated October 24, 2005 between Santander and Sovereign, as amended (the ‘‘Investment Agreement’’), Santander has the right to increase its stake to 24.99% of Sovereign’s outstanding shares at market prices. Unless otherwise approved by Sovereign’s shareholders, shares so purchased will be held in a voting trust and voted in direct proportion to the votes of Sovereign’s shareholders other than Santander and its affiliates. In addition, following the second anniversary of the closing and until the end of the fifth year after the closing, Santander will have the option to make an offer to acquire all of Sovereign, subject to certain conditions and limitations agreed between the parties. If such an offer is made by Santander and the offer is either the highest offer resulting from an auction of Sovereign or at least equal to a full and fair price for Sovereign as determined pursuant to a competitive valuation procedure agreed to by the parties, the Sovereign board must accept the offer; provided that, during the third year after the closing, any offer made by Santander must be at a price of at least $40 per share. Even if the Sovereign board accepts the offer, Santander will not be permitted to complete an acquisition of Sovereign unless a majority of the shareholders other than Santander and its affiliates who vote at the relevant Sovereign shareholder meeting approve the acquisition. In addition, for five years following the closing, Santander will have a right of first negotiation and a matching right with respect to third party offers to acquire Sovereign. Finally, with certain exceptions, Santander has agreed that, during this five year period, it will not sell or otherwise dispose of its Sovereign shares.

Back to Contents

Santander has several options with respect to its investment. Santander can hold its investment in Sovereign indefinitely, after two years seek to acquire 100% of Sovereign or, subject to the terms of the Investment Agreement, sell or otherwise dispose of its investment. Santander currently expects to seek to increase its interest in Sovereign to 24.99% through open market purchases. As of June 27, 2006, Santander held 22.1% of Sovereign’s outstanding shares.

Interbanco S.A. (“Interbanco”). On September 14, 2005 we reached an agreement with SAG (Soluções Automóvel Globlais) of Portugal to form an alliance that will conduct consumer and vehicle financing operations in Portugal, as well as operational car leasing in Spain and Portugal. In January 2006, we paid €118 million to acquire 50.001% of Interbanco’s capital stock. Upon the closing of this transaction, we will combine our consumer and vehicle finance businesses in Portugal with those of SAG through the merger of Interbanco and Hispamer Portugal. We will own 60% of the capital stock of the combined company and SAG will own the remaining 40%. We expect that the new company will be leader in the Portuguese car financing business.

Abbey National plc (“Abbey”). On July 25, 2004, our Board of Directors and the board of directors of Abbey announced that they had reached an agreement on the terms of a recommended acquisition by us of the total ordinary shares of Abbey by means of a scheme of arrangement under the United Kingdom Companies Act.

After the approval of shareholders at the respective shareholders’ meetings of both companies, held in October 2004, and once all conditions of the transaction were met, on November 12, 2004, the acquisition was completed through the delivery of one new share of Santander for every Abbey share. The capital increase amounted to €12,540.9 million, representing 1,485,893,636 new shares of €0.50 par value each and a share premium of €7.94 each.

ELCON Finans A.S. (“Elcon”) and Bankia Bank A.S.A. (“Bankia”). In September 2004, we acquired 100% of the capital stock of Elcon, a leading Norwegian vehicle finance company, for 3.44 billion Norwegian Kroners (approximately €400 million). Subsequently, we agreed to sell Elcon´s equipment leasing and factoring businesses for approximately €160 million. This transaction generated goodwill of €120 million.

In March 2005, we launched a tender offer for Bankia (a Norwegian bank). In May 2005, we acquired 100% of Bankia’s capital stock of for a total price of €54 million. This transaction generated goodwill of €45 million.

In December 2005, Elcon and Bankia were merged to form Santander Consumer Bank A.S.

Polskie Towarzystwo Finansowe, S.A. (“PTF”). In February 2004, we acquired 100% of the capital stock of PTF, a Polish consumer finance company (including its credit portfolio) for €524 million, of which €460 million represented the nominal value of the credit portfolio. This transaction generated goodwill of €59 million.

Abfin B.V. (“Abfin”). In September 2004, we acquired Abfin, a Dutch vehicle finance company, for €22 million. This transaction generated goodwill of €1.6 million.

Finconsumo Banca S.p.A. (“Finconsumo”). In 2003, we resolved to acquire the remaining 50% of the capital stock of Finconsumo that we did not own and acquired 20% of such capital stock for €60 million. In January 2004, we acquired the remaining 30% for €80 million, generating goodwill of €55 million.

In May 2006, Finconsumo changed its name to Santander Consumer Bank S.p.A.

Santander Central Hispano Previsión, S.A., de Seguros y Reaseguros (“Previsión”). In 2003, we reached an agreement for the sale of our entire investment in the capital stock of Previsión. Once all regulatory approvals were obtained, we completed the transaction in June 2004 for €162 million.

Grupo Financiero Santander Serfin, S.A. de C.V. (“Serfin”) and Banco Santander Mexicano, S.A. In December 2002, we reached an agreement with Bank of America Corporation whereby the latter acquired 24.9% of Serfin for $1,600 million, for which we recognized in 2003 capital gains of €681 million. Under this agreement, Bank of America Corporation must maintain its share holding in Serfin for at least three years, and after this period it may use, if it deems it appropriate, several liquidity mechanisms to reduce its share holding, including the listing of its Serfín shares on the stock exchange and the right to sell its Serfin shares to us, at one time, at its book value at the time of the sale, calculated in accordance with international accounting standards.

Back to Contents

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

In January 2005, we sold our entire holding in RBS for €2,007 million at a capital gain of €717 million.

Unión Eléctrica Fenosa, S.A. (“Unión Fenosa”). In 2002, we acquired several holdings in the capital stock of Unión Fenosa for a total amount of €465 million. In 2004, we sold 1% of our holding that as of December 31, 2004, was 22.02%.

In September 2005, we agreed to sell our entire stake in Unión Fenosa, equivalent to 22.07% of its capital stock, to ACS Actividades de Construcción y Servicios, S.A. (ACS) for a price of €2,219 million. As a result of this sale, we realized capital gains of €1,157 million.

Grupo Sacyr-Vallehermoso, S.A. (“Sacyr-Vallehermoso”). In 2002, we divested 24.5% of our holding in Sacyr-Vallehermoso at a capital gain of approximately €301 million.

Back to Contents

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

In January 2005, we acquired an additional 4.74% stake in Auna for €422 million, thus increasing to 32.08% our total holding in this company.

In November 2005, we sold 27.07% of our holding in Auna to France Télécom at a capital gain of €355 million. As of December 31, 2005, we had a 5.01% holding in the capital stock of Auna.

Shinsei Bank, Ltd (“Shinsei”). In 2003, we increased our holding in the capital stock of the Japanese bank Shinsei from 6.5% as of December 31, 2002, to 11.4% as of December 31, 2003. The total cost of the investment at that date was approximately €144 million. During 2004, we sold 4.0% of our holding at a capital gain of approximately €118 million. After this transaction, we held 7.4% of the capital stock of Shinsei. In the first quarter of 2005, we sold 2.7% of our holding at a capital gain of €49 million. As of December 31, 2005, we held 4.82% of the capital stock of Shinsei.

Commerzbank AG (“Commerzbank”). During 2005 we sold our 3.38% holding in Commerzbank at a capital gain of €24 million.

In addition to expanding our existing operations, we continually review possible acquisitions of, and investments in, businesses in markets in which we believe we have particular advantages.

Capital Increases

As of December 31, 2002 and 2003, our capital stock consisted of 4,768,402,943 fully subscribed and paid shares of €0.5 par value each.

Back to Contents

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

As of December 31, 2005, our capital stock consisted of 6,254,296,579 fully subscribed and paid shares of €0.5 par value each.

Recent Events

Island Finance. On January 23, 2006, our subsidiary in Puerto Rico, Santander BanCorp, and Wells Fargo & Company reached an agreement through which we would acquire the assets and business operations in Puerto Rico of Island Finance, a consumer finance company, from Wells Fargo for $742 million. The transaction was closed in the first quarter of 2006 and generated goodwill of $116 million.

Banco Santa Cruz S.A. (“Banco Santa Cruz”). On April 18, 2006 we sold our entire stake in the capital stock of our subsidiary in Bolivia, Banco Santa Cruz.

Abbey. On June, 7, 2006 we announced that Abbey has entered into an agreement with Resolution plc (“Resolution”) under which Abbey will sell its entire life insurance business to Resolution for a fixed cash consideration of €5.2 billion (£3.6 billion). This represents 97% of the embedded value of the businesses being sold as reported by Abbey as of December 31, 2005, and will not generate capital gains for Grupo Santander.

The life insurance businesses being sold are Scottish Mutual Assurance plc, Scottish Provident Limited and Abbey National Life plc, as well as the two offshore life insurance companies, Scottish Mutual International plc and Scottish Provident International Life Assurance Limited. Abbey will retain all of its branch-based investment and asset management business and James Hay, its self-invested personal pension company, and its Wrap business.

Separately, in order to provide continuity of product supply and service to its customers, Abbey has entered into two distribution agreements with Resolution under which (i) Abbey will distribute through its retail network Abbey-branded life and pensions products manufactured by Resolution; and (ii) Abbey will continue to be the exclusive distributor of Scottish Provident protection products to intermediaries.

In addition, Abbey has secured exclusive access to provide retail banking products to Resolution’s five million policyholders.

It is envisaged that some 2,000 Abbey employees will transfer to Resolution as part of the transaction. Resolution will continue to operate the life operations from the existing Abbey premises in Glasgow. Resolution will also maintain the operations in Dublin, the Isle of Man and Hong Kong.

We expect the transaction to be completed during the third quarter of 2006 and is conditional upon, among other things, approval from the U.K. Financial Services Authority and relevant overseas regulators and the approval of Resolution’s shareholders.

B. Business overview.

We are a financial group operating principally in Spain, the United Kingdom, other European countries and Latin America, offering a wide range of financial products. At December 31, 2005, we were one of the ten largest banking groups in the world by market capitalization and the largest banking group in the euro zone with a stock market capitalization of €69.7 billion, stockholders’ equity of €39.8 billion and total assets of €809.1 billion. We had an additional €152.8 billion in mutual funds, pension funds and other assets under management at that date. As of December 31, 2005, we had 45,207 employees and 5,389 branch offices in Continental Europe, 21,080 employees and 712 branches in the United Kingdom, 62,161 employees and 4,100 branches in Latin America and 748 employees in other geographic areas (For a full breakdown of employees by country, see “Item 6. Directors, Senior Management and Employees - D. Employees”).

Our principal operations are in Spain, the United Kingdom, Portugal, Germany, Italy and Latin America. We also have significant operations in New York as well as financial investments in San Paolo IMI, Attijariwafa Bank Société Anonyme (formerly, Banque Commerciale du Maroc) (“Attijariwafa Bank”). In Latin America, we have majority shareholdings in banks in Argentina, Brazil, Chile, Colombia, Mexico, Puerto Rico, Uruguay and Venezuela.

Back to Contents

Recent Reorganization of Business Areas

As a result of the entry into force of the IFRS in 2005, we have redefined our business areas for 2004 and 2005 for financial reporting purposes. These areas are defined by management and reflect, in the case of the secondary level (or business), the way business is conducted.

The new areas reflect the incorporation of Abbey, following our consolidation of its balance sheet at the end of 2004. In addition to applying the general accounting changes set out in Note 2 to our consolidated financial statements to the different business areas, some internal criteria have been changed, in accordance with IFRS principles, to better identify the risks and returns of each business. The main changes are as follows:

•

Centralized costs. Although we maintain the principle of applying to each unit the costs of central services incurred by it for support and control, corporate and institutional expenses related to the Group are excluded. These are now recorded in Financial Management and Equity Stakes. On the other hand, the non-corporate costs related to projects underway, primarily spending on IT systems, have been applied to the corresponding business.

•

Provisions and allowances for country-risk. Both country-risk, as well as its provisions, are applied to the business area responsible for its management and where the net revenues of these operations are reflected. Only those intra-group operations which maintain the provisions, where risk disappears on an accounting basis, continue to be recorded, as before, in Financial Management and Equity Stakes.

•

Pension provisions. Each business generally assumes the cost for pensions, including both the normal allocation as well as that of possible deficits. The only exception relates to amortization derived from the initial deficit that surpasses the “corridor” (see Note 2.v to our consolidated financial statements). In these cases, as the aforementioned amortization occurred because of a corporate decision by the Group, and provided it happens within five years and with the limit of the initial deficit, its cost will be assumed by Financial Management and Equity Stakes.

•

Shareholders’ equity. In line with the development in the Group of processes for calculating and managing economic capital, the adjustment for regulatory capital maintained has been eliminated. Each business maintains the shareholders’ equity it manages. Use above this level will be penalized only in those cases where this figure is higher than the economic capital. Otherwise no payment will be made to the business.

In accordance with the criteria established by the IFRS, the structure of the operating business areas has been segmented into two levels:

Principal level (or geographic). The activity of our operating units is segmented by geographical areas. This coincides with our first level of management and reflects our positioning in the world’s three main currency areas. The reported segments are:

•

Continental Europe. This covers all retail banking business (including Banco Banif, S.A. (“Banif”), our specialized private bank), asset management and insurance and wholesale banking conducted in Europe, with the exception of Abbey. This segment includes the following units: Santander Network, Banco Español de Crédito, S.A. (“Banesto”), Santander Consumer Finance and Portugal.

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

Back to Contents

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

Principal level (or geographic):

Continental Europe

This area covers the banking activities of the different networks and specialized units in Europe, principally with individual clients and small and medium sized companies (“SMEs”), as well as private and public institutions. During 2005 there were four units within this area: Santander Network, Banesto, Santander Consumer Finance and Portugal including retail banking, asset management, insurance and global wholesale banking.

Continental Europe is the largest business area of Grupo Santander. At the end of 2005, it accounted for 43% of total customer funds under management, 49% of total loans and credits and 54% of net attributable income of the Group’s main business areas.

The area had 5,389 branches and 43,867 employees (direct and assigned) at the end of 2005.

The area experienced a 19.8% increase in net operating income, primarily due to increased revenue from commissions, contained costs, improved efficiency and growth in net interest income.

In 2005, the efficiency ratio improved by 3.1% to 42.9% (from 46.8% in 2004). Net attributable income increased 38.2% to €2,984.3 million. Return on equity, “ROE”, in 2005 was 22.1%, a 3.8% increase from 2004.

Santander Network

The retail banking activity is carried out through the branch network of Santander, with support from an increasing number of automated cash dispensers, savings books updaters, telephone banking services, electronic and internet banking.

At the end of 2005, we had 2,669 branches and a total of 19,092 employees (direct and assigned), of which 827 employees were temporary, dedicated to retail banking in Spain. Compared to 2004, there was a net increase of 98 branches and a net reduction of 88 employees.

In 2005, the Santander Network grew by approximately 17.1% in lending, 17.2% in net operating income and 44.1% in net attributable income. It also improved its efficiency ratio from 48.3% in 2004 to 44.0% in 2005 and continued high standards of quality in credit risk.

Gross income from the Santander Network was €3,826 million in 2005, an 8.3% increase from 2004.

In 2005, net attributable income from the Santander Network was €1,285 million, 44.1% higher than net attributable income in 2004, while the ROE reached 22.8% (as compared to 17.8% in 2004).

The 17.1% growth in lending in 2005 versus 2004 came from mortgages (16% increase as compared to 2004, mainly for individual customers) as well as other loans and credits (19% increase as compared to 2004), leasing and renting (14% increase as compared to 2004) and commercial bills (1% increase as compared to 2004).

Back to Contents

Customer deposits increased by 2.7%, while mutual and pension funds increased by 13.8% and 5.9%, respectively.

Banesto

At the end of 2005, Banesto had 1,703 branches and 10,577 employees (direct and assigned), of which 514 employees were temporary (an increase of 20 branches and a reduction of 507 employees as compared to the end of 2004).

For purposes of our financial statements and this annual report on Form 20-F, we have calculated Banesto’s results of operations using the criteria described on page 21 of this annual report on Form 20-F. As a result, the data set forth herein may not coincide with the data published independently by Banesto.

In 2005, Banesto grew by approximately 26.7% in lending, 24.4% in customer deposits and 14.8% in off-balance sheet customer funds.

In 2005, gross income from Banesto was €1,794 million, an 8.4% increase from 2004. Net attributable income from Banesto was €498 million, a 24.0% increase from 2004, while the ROE reached 19.4% (as compared to 16.9% in 2004) and the efficiency ratio improved to 42.6% (as compared to 46.6% in 2004).

Santander Consumer Finance

Our consumer financing activities are conducted through our subsidiary Santander Consumer Finance S.A. and its group of companies. Most of the activity is in the business of auto financing, personal loans, credit cards, insurance and customer deposits. These consumer financing activities are mainly focused on Spain, Portugal, Germany and Italy (through Santander Consumer Bank S.p.A.). We also conduct this business in the UK, Austria, Hungary, the Czech Republic, the Netherlands, Norway, Poland and Sweden.

At the end of 2005, this unit had 267 branches (as compared to 256 at the end of 2004) and 5,118 employees (direct and assigned) (as compared to 5,245 employees at the end of 2004), of which 310 employees were temporary.

In 2005, this unit generated gross income of €1,604 million, a 25.9% increase from 2004. Net attributable income was €487 million, a 46.3% increase from 2004, while the ROE reached 46.1% (as compared to 47.6% in 2004) and the efficiency ratio improved to 33.9% (as compared to 37.6% in 2004).

At the end of 2005 total managed assets equaled €31,849 million. New lending increased 24% to €18,999 million (17% increase as compared to 2004, excluding the new incorporations of Bankia in Norway and Interbanco in Portugal). Of note was the 22% rise in auto finance, which outpaced the sale of cars in Europe producing a further gain in market share. The three large traditional markets, which account for 88% of total business, also registered strong growth: Spain and Portugal grew 15% as compared to 2004, Germany grew 9% as compared to 2004 and Italy grew 30% as compared to 2004.

Portugal

Our main Portuguese operations are conducted by Banco Santander Totta, S.A., and our Portuguese investment banking operations are conducted by Banco Santander de Negocios Portugal, S.A.

At the end of 2005, Portugal operated 693 branches (as compared to 670 branches at the end of 2004) and had 6,308 employees (direct and assigned) (as compared to 6,478 employees at the end of 2004), of which 170 employees were temporary.

In 2005, gross income from our activities in Portugal was €995 million, a 7.2% increase from 2004. Net attributable income was €345 million, 35.7% higher than in 2004, while the ROE reached 20.8% (16.5% in 2004) and the efficiency ratio improved to 49.4% (from 52.4% in 2004).

Others

The rest of our businesses (Banif, Asset Management, Insurance and Global Wholesale Banking) generated attributable income of €368 million, 32.1% more than in 2004.

Back to Contents

United Kingdom (Abbey)

Abbey became part of Grupo Santander on November 12, 2004 and only its balance sheet was consolidated with the Group as of December 31, 2004. Its results were consolidated with the Group’s for the first time in 2005.

Abbey is a significant financial services provider in the United Kingdom, being the second largest residential mortgage lender, third largest savings brand, and operates across the full range of personal financial services serving approximately 18 million customers.

At the end of 2005, Abbey had 712 branches and a total of 21,121 employees (direct and assigned) of which 244 employees were temporary. Compared to 2004, there was a net decrease of 18 branches and a net reduction of 4,210 employees.

For purposes of our financial statements and this annual report on Form 20-F, we have calculated Abbey’s results of operations using the criteria described on page 21 of this annual report on Form 20-F. As a result, the data set forth herein may not coincide with the data published independently by Abbey.

In 2005, Abbey contributed net operating income of €1,408 million and €811 million of attributable income (14% of the Group’s total operating areas). Loans and advances experienced growth of approximately 9.6% and customer funds under management increased by 4.3% during the same period. ROE was 35.7% and the efficiency ratio was 63.2%.

Gross income was €3,787 million for 2005.

Operating costs were €2,416 million, excluding restructuring costs of €219 million.

The 9.6% increase in loans and credits was accompanied by good credit risk quality. The non-performing loans ratio was 0.67% at the end of 2005, 0.03% less than in 2004. For mortgage loans, Abbey’s credit quality indices (0.65% in arrears of more than three months) are better than the market’s average.

Latin America

At December 31, 2005, we had 4,100 offices and 62,746 employees (direct and assigned) in Latin America (as compared to 4,011 offices and 60,503 employees, respectively, at December 31, 2004), of which 1,267 were temporary employees.

Net attributable income from Latin America was €1,776 million, a 20.8% increase from 2004, while the ROE reached 23.1% (as compared to 24.0% in 2004) and the efficiency ratio improved to 52.2% (as compared to 54.9% in 2004). Our Latin American banking business is principally conducted by the following banking subsidiaries:

	Percentage Held at December 31, 2005		Percentage Held at December 31, 2005

Banco Río de la Plata, S.A. (Argentina)	99.30	Banco Santander Colombia, S.A.	97.64
Banco Santa Cruz, S.A. (Bolivia) (*)	96.33	Banco Santander Serfin, S.A.	74.92
Banco Santander Brasil, S.A. (Brazil)	97.93	Banco Santander Puerto Rico	90.77
Banco Santander Meridional, S.A. (Brazil)	98.18	Banco Santander, S.A. (Uruguay)	100.00
Banco do Estado de Sao Paulo, S.A. (Brazil)	98.06	Banco de Venezuela, S.A. Banco Universal	98.42
Banco Santander Chile	83.94

(*) As of April 18, 2006, we sold our stake in Banco Santa Cruz, S.A. See “-A. History and development of the company - Recent events”.

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

Back to Contents

Our significant position in Latin America is attributable to our financial strength, high degree of diversification (by countries, businesses, products, etc.), and breadth and depth of our franchise.

Detailed below are the performance highlights of the main Latin American countries in which we operate:

Brazil. Santander Banespa is one of the main financial franchises in Brazil. We have 1,897 branches and 7.1 million individual customers.

Santander Banespa focused in 2005 on growing its retail businesses and on gaining market share. Lending rose 42%, in local currency, with strong growth to individual customers (credit cards, loans linked to payrolls, auto financing, etc.), SMEs and companies. Our market share in total loans reached 5.8%. Deposits (excluding REPOs) and mutual funds increased 24% (market share of deposits and mutual funds equaled approximately 4.4%). The emphasis on growth in retail savings pushed up this segment’s market share in mutual funds to 8.0%.

Net attributable income from Brazil in 2005 was €591 million (a 14% decrease in local currency). The efficiency ratio was 52.5%, ROE was 23.1%, the ratio of non-performing loans (“NPL”) was 2.9% at the end of 2005 and the NPL coverage was 138.5%.

Mexico. Banco Santander Serfin, S.A. is one of the leading financial services companies in Mexico. It heads the third largest banking group in Mexico in terms of business volume, with a market share in total loans of 15.2%, 15.8% in deposits and mutual funds and 7.8% in pensions. The Group has a network of 1,005 branches and 6.3 million banking customers in Mexico.

Net attributable income from Mexico increased 16.0% to €376 million (an increase of 12.1% in local currency). The efficiency ratio was 54.1%, ROE was 20.4%, the ratio of non-performing loans was 0.9% at the end of 2005 and the NPL coverage was 273.4%.

Chile. Banco Santander Chile heads the largest financial group in the country with substantial business in loans, deposits and mutual funds and pension funds. The Group has 401 branches and 2.2 million banking customers.

In 2005, lending increased 19% (including a 25% increase to individuals), while deposits (without REPOs) and mutual funds grew 16% (in local currency).

Net attributable income from Chile increased 45.2% to €338 million (a 33.2% increase in local currency). The efficiency ratio stood at 45.4%, ROE was 25.0%, the ratio of non-performing loans was 2.3% and the NPL coverage was 165.6%.

Puerto Rico. Banco Santander Puerto Rico is one of the largest financial institutions in Puerto Rico. The Group has 73 branches and market shares of 10.9% in total loans, 12.9% in deposits and 21.3% in mutual funds.

In 2005, Santander Puerto Rico focused on growth in consumer loans and mortgages and loans to medium-sized companies. Lending increased 9% and deposits (excluding REPOs) and mutual funds rose 13%, representing a gain of 0.5 points in market share to 15.3%.

Net attributable income from Puerto Rico was €49 million, 2.5% higher than in 2004 (a 2.7% increase in local currency). The efficiency ratio was 65.8%, ROE was 12.5%, the ratio of non-performing loans stood at 1.8% and the NPL coverage was 168%.

Venezuela. Banco de Venezuela, S.A. Banco Universal is one of the country’s largest banks with market shares of 13.6% in total loans and 11.6% in deposits. It has 252 branches and 2.2 million banking customers.

Management’s main focus in 2005 was growth in the profitability of business and increasing recurrent revenues. Lending, after eliminating the exchange rate impact, increased 46% (including a 75% increase to individual customers) and the aggregate of deposits (excluding REPOs) and mutual funds rose 27%.

Net attributable income from Venezuela grew to €133 million (a 55.4% increase in local currency). The efficiency ratio was 48.4%, ROE stood at 42.2%, the ratio of non-performing loans was 1.5% and the NPL coverage was 400%.

Colombia. The Colombian economy grew by approximately 5% in 2005. We concentrated on selective growth on business and efficient management of costs. Lending increased 11% and deposits (excluding REPOs) and mutual funds rose 22%.

Back to Contents

Net attributable income from Colombia was €40 million, 60.90% higher than in 2004 in local currency.

Others

Argentina consolidated its economic recovery during 2005 and made a positive contribution to Group earnings (net attributable income was €78 million in 2005). Lending to the private sector rose 73% and was very focused on SMEs and individuals, while deposits (excluding REPOs) and mutual funds increased 33%.

Uruguay improved notably, generating net attributable income of €29 million in 2005, 28.2% higher than 2004 in local currency.

Peru, where we focus on pension funds, generated net attributable income of €16 million in 2005 (13.9% increase in local currency).

Net attributable income from Bolivia during 2005 grew to €10 million in 2005 (159% increase as compared to 2004). On April 18, 2006 we sold our entire stake in the capital stock of our subsidiary in Bolivia, Banco Santa Cruz.

Santander Private Banking performed well with attributable income up 25% (in dollars) during 2005.

Secondary level (or business)

Retail Banking

Retail Banking generated 84% of total gross income and 78% of income before taxes of the operating areas. This segment had 117,655 employees at the end of 2005.

Retail Banking in Continental Europe continued its growth in volume and earnings. Net interest income increased 14.3%, net operating income increased 21.3% and income before taxes increased 39.1%. All units (Santander Network, Banesto Retail, Santander Consumer Finance, Portugal Retail and Banif) grew at double digit rates in net operating income and income before taxes.

There were four main drivers of these results: business growth, better price management in a more stable interest rate environment, cost control and the lower needs for loan-loss provisions.

In its first year as part of Grupo Santander, Abbey’s Retail Banking operations generated gross income of €3,232 million, net operating income of €1,228 million and income before taxes of €986 million.

The strong earnings from Retail Banking in Latin America was based on growth in customer business, the excellent results in net interest income and net fees and costs. These were reflected in a 22.9% rise in commercial revenue, 38.2% in net operating income and 36.2% in income before taxes.

Asset Management and Insurance

This segment comprises all of our companies whose activity is the management of mutual and pension funds and insurance.

In 2005, Asset Management and Insurance generated gross income of €1,367 million, 113.4% higher than in 2004. Income before taxes was €688 million, 85.6% higher than in 2004. This segment had 7,902 employees at the end of 2005.

This segment accounted for 7% of the Group’s gross income in 2005 and 9% of income before taxes which, at €688 million, was 85.6% higher than in 2004 (37.2% increase excluding Abbey).

Total revenues from mutual and pension funds and insurance activity, including those recorded by the distribution networks, amounted to €3,696 million, 62.9% more than in 2004 (20.3% increase excluding Abbey). These revenues are of high quality and recurrence and represented 20% of our commercial revenue.

Back to Contents

Managed assets in mutual and pension funds increased 16% to more than €138,000 million and the liabilities from insurance contracts totaled €45,000 million (5% increase from 2004).

Asset Management. The global business of mutual and pension funds integrated in Santander Asset Management generated total fees of €1,956 million, 23.5% higher than in 2004 (15.9% increase without Abbey). Income before taxes, after deducting the fees paid to the distribution networks and operating costs, was €349 million (29.0% increase from 2004).

In Spain, Santander Asset Management managed more than €75,000 million in funds and investment companies, making it the sector’s leader (with a market share of 25% in mutual and real estate funds, according to Inverco).

In Portugal, mutual and pension funds managed by Asset Management increased 17% and 7%, respectively, to a total of €7,000 million.

In Latin America, Santander Asset Management had €22,500 million under management in its mutual funds, 24% more than in 2004 excluding the exchange rate effect. Mexico, Brazil and Chile, which account for more than 90% of assets, registered strong growth. Knowledge of the markets and of local needs combined with exploiting the Group’s global capacities in managing and developing high value-added products resulted in higher growth than the markets. Mexico’s managed mutual funds increased 36% (excluding the exchange rate effect) to €6,700 million and increased its market share by almost 1% to 17%. Brazil, whose managed assets increased 21% (excluding the exchange rate impact) to €11,100 million, focused on the retail segment where its market share reached 8% (a 0.3% increase). Chile’s managed assets rose 11% to €2,700 million (excluding the exchange rate impact) and market share increased by close to 1%.

Insurance. Total revenues generated by our insurance companies, including fees paid to branch networks, amounted to €1,740 million (increases of 153.8% and 30.4% excluding Abbey from 2004). Income before taxes rose three fold to €340 million due to the incorporation of Abbey, which contributed €179 million, and the good performance of other insurance activity (59.2% increase in income before taxes).

In Spain, Santander Seguros y Reaseguros, Compañía Aseguradora, S.A. consolidated its bancassurance business, developing new businesses and boosting its sales capacity (two new channels, Hispamer and Unión de Crédito Inmobiliario S.A. (UCI), joined Santander Branch Network). Their total contribution to the Group, including net fees and income before taxes, was €205 million, 25% more than in 2004. Premium income increased 28%.

In Portugal, the distribution of risk insurance, largely linked to credit operations and capitalization-savings products, was expanded to include new and unlinked life-risk products. Premium income increased 49% and the total contribution to the Group rose 36%.

In the rest of Continental Europe, the various units of Santander Consumer Finance, which mainly sells products linked to consumer lending, generated €263 million of fees, 30% more than in 2004.

In the United Kingdom, Abbey’s insurance business continued to be strong. At the end of 2005, Abbey’s insurance activity balance stood at €36,500 million, and its total contribution to the Group (fees plus income before taxes) was €437 million, following a significant reduction in the area’s costs. On June 7, 2006, we announced that Abbey had entered into an agreement with Resolution under which Abbey will sell its entire life insurance business to Resolution (see “- A. History and development of the company – Recent events”).

In Latin America, the Group continued to develop its strategy of growth in the distribution of insurance via local banks. Further progress was made in selling bancassurance products through personalized offers (life, auto and household products).

Global Wholesale Banking

This area covers our corporate banking, treasury and investment banking activities throughout the world.

This segment contributed 9% of gross income and 13% of income before taxes. Income before taxes amounted to €1,069 million, a 21.9% increase from 2004. This segment had 2,177 employees at the end of 2005.

Gross operating revenue increased 9.2%. Revenue from value-added businesses (transactional banking, trade finance, custody, investment banking, equities and treasury for customers) rose 22%.

Back to Contents

Operating costs grew 11.9%, due to business expansion and new project launches in Europe, such as Santander Global Connect (SGC) and Santander Global Markets (SGM).

In 2005, we consolidated a new Global Wholesale Banking model based on a double vector (product-customer) system. In the customer vector, the Global Customer Relation Model, established in 2003 to foster global management by product and country, consists of global teams comprising an executive responsible at the global level, local executives in the markets where customers operate and product specialists. The model generated gross income of €501 million, after six straight quarters of sustained growth.

The product vector consists of three large areas:

•	Corporate products. This covers transactional banking, trade finance, custody and basic financing. Their gross income increased 8.8% from 2004.
•

Investment Banking. This embraces financing solutions and corporate finance. Gross income increased 16.0%, strongly backed by corporate finance. Project finance operations formalized in 2005 amounted to €1,074 million. In financing of acquisitions, operations amounted to €962 million. Syndicated loans amounted to €3,700 million.

•	Markets. This integrates equities and treasuries. Gross income rose 6.3%, supported by customer related revenues and a lower contribution from own-account activity.

By businesses, the gross income from equities was 28.0% higher, consolidating leadership in brokerage in Spain (13% market share including Banesto Bolsa, S.A., S.V.B.) and in Portugal (9% market share).

Global Treasury performed well in 2005 with SGC and SGM driving growth in Spain. SGM develops the distribution capacities for corporate and institutional clients in target markets and supports the production and distribution of structured products in the main Latin American countries, while obtaining synergies in products, books and organization.

In Spain, sales revenues attributed to both projects – SGC for retail clients and SGM for wholesale clients – increased 34.7%. Portugal’s growth was 33.3% following the extension of SGC and the good performance of the wholesale sector.

Treasury in New York consolidated its structure in order to help the Latin American treasuries sell structured derivatives and increase the range of value-added products on offer.

Our treasury operations manage money, foreign exchange and fixed-income trading, using conventional instruments and derivatives, for our own account and for the accounts of our customers. We also participate in fixed income capital market activities.

In Latin America, our treasury operations continued to be preeminent in the region. The increasing coordination of local treasuries with Madrid and New York is enabling more global solutions to be offered to clients and greater cross-selling of products. This is producing notable growth in revenues (+22.2%) and is enhancing our presence in the professional markets.

Financial Management and Equity Stakes

This area is responsible for a series of centralized activities and acts as our holding entity, managing all capital and reserves and assigning capital and liquidity to the other businesses. It also incorporates centrally managed business, which can be divided into the following sub areas:

•	Equity Stakes: this area centralizes the management of equity stakes in financial and industrial companies.
Net attributable income from industrial stakes was €1,739 million, up from €492 million in 2004. The much higher figure was mainly due to the larger capital gains and the greater contribution from companies accounted for by the equity method, principally Cepsa.

Back to Contents

•

Financial management: this area carries out the global functions of managing our structural exchange rate position, the structural interest rate risk of the parent Bank and the liquidity risk. The latter is conducted through securities issuances and securitizations. It also manages shareholders’ equity.

The cost of hedging the capital of our non euro-denominated investments is another activity managed by this sub-area. The hedging policy is aimed at protecting the capital invested and the year’s results through various instruments that are deemed to be the most appropriate for their management. The main units with exchange risk, except for Brazil, were hedged during 2005.

This sub-area also manages shareholders’ equity, the allocation of capital to each business unit, and the cost of financing investments.

Gross income from Financial Management and Equity Stakes was €-222 million in 2005, compared with €112 million in 2004. Net attributable income was €650 million in 2005 compared with a net attributable loss of €24 million in 2004.

At the end of 2005, this area had 1,462 employees (direct and assigned) (1,433 employees at the end of 2004), of which 404 were temporary.

Equity Stakes

Alliances and Financial Investments

We have financial investments in a number of banking companies, principally in Europe. The following summarizes our most important financial investments:

San Paolo IMI. At December 31, 2005, we owned 8.5% of the capital stock of San Paolo IMI, one of the largest banking groups in Italy in terms of assets. San Paolo IMI controls Intereuropa Bank, a Hungarian bank in which we own a 10% stake.

Attijariwafa Bank. At December 31, 2005, we had a 14.5% interest in Attijariwafa Bank, which engages mainly in trade finance and foreign investment activities. Together with Attijariwafa Bank we have a 50% joint venture in Attijari International Bank Société Anonyme, which specializes in trade finance in Tangier’s free trade zone.

Industrial Portfolio

The majority of our industrial holdings portfolio consists of investments in strategic sectors related to the growth of the Spanish economy. Through our investments in these areas, we aim to contribute to the Group’s consolidated results.

The following table summarizes our main industrial holdings at December 31, 2005:

Company	Business	Percentage Held At December 31, 2005

Antena 3 de Televisión, S.A.	Mass Media	10.01
Cepsa (*)	Oil and Petrochemicals	32.27
Grupo Corporativo ONO, S.A.	Cable	15.91
Inmobiliaria Urbis, S.A.(**)	Real Estate	45.34

(*)

12.35% is held directly and 19.92% is held indirectly by the Group through Somaen Dos, S.L. The latter figure represents the Group’s indirect economic participation in Cepsa since Santander only controls the percentage of shares of Somaen Dos, S.L. that it owns, which in turn corresponds to 19.92% of Cepsa’s capital stock.

(**)	As of December 31, 2005, Santander held 51.11% of the voting rights.

In 2005, we realized capital gains of more than €1,650 million with divestments in Unión Fenosa, S,A. (22.02%), Auna (27.07%), MRBS Capital Partners (31.03%), Técnicas Reunidas, S.A. (38.02%) and Probitas Pharma, S.A. (11.62%), among others.

As of December 31, 2005, our unrealized capital gains in listed industrial and financial stakes were approximately €2,500 million.

Back to Contents

Total Revenues by Activity and Geographic Location

For a breakdown of our total revenues by category of activity and geographic market please see Note 54 to our consolidated financial statements.

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
•

We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under IFRS (or previous Spanish GAAP under the 2003 table). If these transactions did not qualify for such treatment, we included income and expenses on these transactions elsewhere in our income statement;

•

We have stated average balance on a gross basis, before netting our allowances for credit losses, except for the total average asset figures, which reflect such netting. See Note 2 to our consolidated financial statements for a discussion of our accounting policies for hedging activities; and

•	All average data have been calculated using month-end balances, which is not significantly different than having used daily averages.

As stated above under “Item 4. Information on the Company – A. History and development of the company – Principal Capital Expenditures and Divestitures – Acquisitions, Dispositions and Divestitures”, on November 12, 2004, we completed the acquisition of Abbey. For consolidation purposes, Abbey’s assets and liabilities were consolidated into our balance sheet as of December 31, 2004, but Abbey’s results of operations had no impact on our income statement for 2004. Therefore, 2005 is the first year to reflect the full impact of the acquisition of Abbey.

As stated above under “Presentation of Financial Information”, we have prepared our financial statements for 2004 and 2005 under IFRS. Data for earlier years has been prepared under previous Spanish GAAP, which is not comparable to data prepared under IFRS.

Back to Contents

Average Balance Sheet - Assets and Interest Income

	(IFRS) Year Ended December 31,

	2004			2005

ASSETS	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

	(in thousand of Euros, except percentages)
Cash and due from central banks
Domestic	2,699,593	35,957	1.33%	3,137,115	44,121	1.41%
International	5,373,324	200,573	3.73%	8,562,044	227,184	2.65%

	8,072,917	236,530	2.93%	11,699,159	271,305	2.32%
Due from credit entities
Domestic	11,777,227	282,136	2.40%	13,676,170	340,950	2.49%
International	29,431,662	808,519	2.75%	54,178,617	2,032,721	3.75%

	41,208,889	1,090,655	2.65%	67,854,787	2,373,671	3.50%
Loans and credits
Domestic	120,245,790	4,504,867	3.75%	141,072,158	5,291,967	3.75%
International	75,723,096	5,934,723	7.84%	248,794,772	16,127,608	6.48%

	195,968,886	10,439,590	5.33%	389,866,930	21,419,575	5.49%
Debt securities
Domestic	29,007,318	933,402	3.22%	23,461,903	778,971	3.32%
International	41,231,435	2,709,512	6.57%	99,314,211	3,558,943	3.58%

	70,238,753	3,642,914	5.19%	122,776,114	4,337,914	3.53%
Income from hedging operations
Domestic		280,562			2,404,944
International		1,425,634			1,709,334

		1,706,196			4,114,278
Other interest earning assets
Domestic	10,654,166	345,353	3.24%	37,428,241	441,813	1.18%
International	—	—	—	—	—	—

	10,654,166	345,353	3.24%	37,428,241	441,813	1.18%
Total interest-earning assets
Domestic	174,384,094	6,382,277	3.66%	218,775,587	9,302,766	4.25%
International	151,759,517	11,078,961	7.30%	410,849,644	23,655,790	5.76%

	326,143,611	17,461,238	5.35%	629,625,231	32,958,556	5.23%
Investments in equity securities
Domestic	4,024,823	261,357	6.49%	5,823,044	196,263	3.37%
International	11,111,874	127,681	1.15%	28,060,383	139,347	0.50%

	15,136,697	389,038	2.57%	33,883,427	335,610	0.99%
Investments in affiliated companies
Domestic	3,168,233	—	—	3,218,629	—	—
International	389,031	—	—	391,826	—	—

	3,557,264	—	—	3,610,455	—	—
Total earning assets
Domestic	181,577,150	6,643,634	3.66%	227,817,260	9,499,029	4.17%
International	163,260,422	11,206,642	6.86%	439,301,853	23,795,137	5.42%

	344,837,572	17,850,276	5.18%	667,119,113	33,294,166	4.99%
Other assets	29,486,845			53,780,152

Total average assets	374,324,417	17,850,276	4.77%	720,899,265	33,294,166	4.62%

Back to Contents

Average Balance Sheet - Liabilities and Interest Expense

	(IFRS) Year Ended December 31,

	2004			2005

LIABILITY AND STOCKHOLDERS EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

	(in thousand of Euros, except percentages)
Due to credit entities
Domestic	19,029,151	436,035	2.29%	17,084,225	410,174	2.40%
International	44,897,644	1,703,731	3.79%	97,676,422	3,182,489	3.26%

	63,926,795	2,139,766	3.35%	114,760,647	3,592,663	3.13%
Customers deposits
Domestic	92,514,205	1,357,707	1.47%	98,217,404	1,653,302	1.68%
International	74,258,287	2,370,509	3.19%	187,638,987	7,742,070	4.13%

	166,772,492	3,728,216	2.24%	285,856,391	9,395,372	3.29%
Marketable debt securities
Domestic	30,654,245	967,251	3.16%	56,259,922	1,507,745	2.68%
International	23,338,251	873,060	3.74%	67,836,730	2,754,656	4.06%

	53,992,496	1,840,311	3.41%	124,096,652	4,262,401	3.43%
Subordinated debt
Domestic	4,377,978	168,965	3.86%	7,457,156	329,883	4.42%
International	10,126,460	571,906	5.65%	20,310,747	1,261,618	6.21%

	14,504,438	740,871	5.11%	27,767,903	1,591,501	5.73%
Equity having the substance of a financial liability
Domestic	—	—	—	—	—	—
International	2,201,122	151,952	6.90%	1,614,121	118,389	7.33%

	2,201,122	151,952	6.90%	1,614,121	118,389	7.33%
Other interest bearing liabilities
Domestic	18,116,991	802,069	4.43%	56,739,036	876,092	1.54%
International	—	—	—	—	—	—

	18,116,991	802,069	4.43%	56,739,036	876,092	1.54%
Expenses from hedging operations
Domestic		(314,413)			1,638,632
International		1,186,004			1,325,646

		871,591			2,964,278
Total interest-bearing liabilities
Domestic	164,692,570	3,417,614	2.08%	235,757,743	6,415,828	2.72%
International	154,821,764	6,857,162	4.43%	375,077,007	16,384,868	4.37%

	319,514,334	10,274,776	3.22%	610,834,750	22,800,696	3.73%

Other liabilities	29,548,078			70,851,390
Minority interest	2,028,335			2,449,118
Stockholders’ Equity	23,233,670			36,764,007

Total average Liabilities and Stockholders’ Equity	374,324,417	10,274,776	2.74%	720,899,265	22,800,696	3.16%

Back to Contents

Average Balance Sheet - Assets and Interest Income	(Previous Spanish GAAP) Year Ended December 31,

	2003

	Average Balance	Interest	Average Rate

	(in thousands of euros, except percentages)
ASSETS
Cash and due from central banks
Domestic	3,075,228	37,266	1.21%
International	4,596,131	258,840	5.63%

	7,671,359	296,106	3.86%
Due from credit institutions (1)
Domestic	12,760,763	315,720	2.47%
International	25,886,472	1,062,087	4.10%

	38,647,235	1,377,807	3.57%
Government debt securities
Domestic	29,809,839	1,228,723	4.12%
International	—	—	—

	29,809,839	1,228,723	4.12%
Debentures and other fixed-income securities
Domestic	3,404,886	100,830	2.96%
International	32,132,708	2,084,048	6.49%

	35,537,594	2,184,878	6.15%
Loans and credits (1)
Domestic	100,009,531	4,551,898	4.55%
International	72,349,184	5,785,164	8.00%

	172,358,715	10,337,062	6.00%
Income from hedging operations (2)
Domestic		437,209
International		1,341,955

		1,779,164
Total interest-earning assets
Domestic	149,060,247	6,671,646	4.48%
International	134,964,495	10,532,094	7.80%

	284,024,742	17,203,740	6.06%
Equity securities (3)
Domestic	7,085,648	310,074	4.38%
International	7,730,451	131,419	1.70%

	14,816,099	441,493	2.98%
Total earning assets
Domestic	156,145,895	6,981,720	4.47%
International	142,694,946	10,663,513	7.47%

	298,840,841	17,645,233	5.90%
Allowance for credit losses	(5,019,135)
Premises and equipment	4,583,335
Other assets	40,596,589
Total average assets	339,001,630	17,645,233	5.21%

(1)	Includes securities purchased under agreements to resell.
(2)	Includes income from instruments to hedge interest-rate transactions.
(3)

Includes both portfolio investments in equity securities and investments in Group and non-Group companies. Amounts shown as “interest” consist of dividends received. Includes dividends from companies accounted for by the equity method of €309,506 thousands for 2003.

Back to Contents

Average Balance Sheet - Liabilities and Interest Expense	(Previous Spanish GAAP) Year Ended December 31,

	2003

	Average Balance	Interest	Average Rate

	(in thousands of euros, except percentages)
LIABILITY AND STOCKHOLDERS’ EQUITY
Due to credit institutions (1)
Domestic	20,123,870	451,448	2.24%
International	41,598,221	1,516,954	3.65%

	61,722,091	1,968,402	3.19%
Customers deposits (1)
Domestic	90,777,806	1,522,022	1.68%
International	72,815,172	2,793,579	3.84%

	163,592,978	4,315,601	2.64%
Marketable debt securities
Domestic	12,825,157	541,583	4.22%
International	24,062,569	799,861	3.32%

	36,887,726	1,341,444	3.64%
Subordinated debt
Domestic	1,361,897	51,351	3.77%
International	10,505,451	627,469	5.97%

	11,867,348	678,820	5.72%
Expenses from hedging operations (2)
Domestic		—
International		663,903

		663,903
Total interest-bearing liabilities
Domestic	125,088,730	2,566,404	2.05%
International	148,981,413	6,401,766	4.30%

	274,070,143	8,968,170	3.27%
Other liabilities (3)	38,749,780	718,726
Minority interest	6,602,448
Stockholders’ Equity (4)	19,579,259
Total average Liabilities and Stockholders’ Equity	339,001,630	9,686,896	2.86%

(1)	Includes securities sold under agreements to repurchase.
(2)	Includes expenses from instruments to hedge interest-rate transactions.
(3)	Includes interest allocated to Grupo Santander pension plans.
(4)

For calculation of the ROE ratio and the average stockholders’ equity as a percentage of average total assets ratio, the amount of average stockholders’ equity considered was €18,035,039 thousand for the year 2003. The main difference is the effect of net attributable income on average stockholders’ equity.

Back to Contents

Changes in Net Interest Income—Volume and Rate Analysis

The following tables allocate, by domicile of customer, changes in our net interest income between changes in average volume and changes in average rate for 2005 compared to 2004. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “Average Balance Sheets and Interest Rates”, and the footnotes thereto.

	(IFRS) 2005/2004
Volume and rate analysis	Increase (Decrease) due to changes in

	Volume	Rate	Net change

	(in thousand of Euros)
Interest and similar revenues (1)
Cash and due from central banks
Domestic	6,004	2,160	8,164
International	84,643	(58,032)	26,611

	90,647	(55,872)	34,775
Due from credit entities
Domestic	48,214	10,600	58,814
International	929,885	294,317	1,224,202

	978,099	304,917	1,283,016
Loans and credits (1)
Domestic	787,100	—	787,100
International	11,222,719	(1,029,834)	10,192,885

	12,009,819	(1,029,834)	10,979,985
Debt securities
Domestic	(183,438)	29,007	(154,431)
International	2,082,251	(1,232,820)	849,431

	1,898,813	(1,203,813)	695,000
Other interest earning assets
Domestic	315,936	(219,476)	96,460
International	—	—	—

	315,936	(219,476)	96,460
Total interest-earning assets
Domestic	973,816	(177,709)	796,107
International	14,319,498	(2,026,369)	12,293,129

	17,701,396	(2,204,078)	15,497,318
Investments in equity securities
Domestic	60,480	(125,574)	(65,094)
International	83,893	(72,227)	11,666

	144,373	(197,801)	(53,428)
Total earning assets
Domestic	1,034,296	(303,283)	731,013
International	14,403,391	(2,098,596)	12,304,795

	15,437,687	(2,401,879)	13,035,808

(1)      Without interest income or interest expense from interest-rate hedging transactions.

Back to Contents

Volume and rate analysis	(Previous Spanish GAAP) 2004/2003

	Increase (Decrease) due to changes in

	Volume	Rate	Net change

	(in thousand of Euros)
Interest and similar revenues (1)
Cash and due from central banks
Domestic	1,151	(2,460)	(1,309)
International	12,973	(71,240)	(58,267)

	14,124	(73,700)	(59,576)
Due from credit institutions
Domestic	(78,565)	48,491	(30,074)
International	66,317	(326,170)	(259,853)

	(12,248)	(277,679)	(289,927)
Government debt securities
Domestic	(312,736)	(113,277)	(426,013)
International	—	—	—

	(312,736)	(113,277)	(426,013)
Domestic	74,072	(13,620)	60,452
International	660,011	(51,412)	608,599

	734,083	(65,032)	669,051
Loans and credits (1)
Domestic	721,299	(580,055)	141,244
International	853,293	(687,317)	165,976

	1,574,592	(1,267,372)	307,220
Total interest-earning assets
Domestic	405,221	(660,921)	(255,700)
International	1,592,594	(1,136,139)	456,455

	1,997,815	(1,797,060)	200,755
Equity securities
Domestic	58,709	87,862	146,571
International	6,042	53,340	59,382

	64,751	141,202	205,953
Total earning assets
Domestic	463,930	(573,059)	(109,129)
International	1,598,636	(1,082,799)	515,837

	2,062,566	(1,655,858)	406,708

(1)	Without interest income or interest expense from interest-rate hedging transactions.

Back to Contents

Volume and rate analysis	(IFRS) 2005/2004

	Increase (Decrease) due to changes in

	Volume	Rate	Net change

	(in thousand of Euros)
Interest and similar expenses (1)
Due to credit entities
Domestic	(46,793)	20,932	(25,861)
International	1,716,716	(237,958)	1,478,758

	1,669,923	(217,026)	1,452,897
Customers deposits
Domestic	101,315	194,280	295,595
International	4,673,533	698,028	5,371,561

	4,774,848	892,308	5,667,156
Marketable debt securities
Domestic	687,634	(147,140)	540,494
International	1,806,914	74,682	1,881,596

	2,494,548	(72,458)	2,422,090
Subordinated debt
Domestic	136,401	24,517	160,918
International	633,004	56,708	689,712

	769,405	81,225	850,630
Equity having the substance of a financial liability
Domestic	—	—	—
International	(43,028)	9,465	(33,563)

	(43,028)	9,465	(33,563)
Other interest bearing liabilities
Domestic	597,604	(523,581)	74,023
International	—	—	—

	597,604	(523,581)	74,023
Total interest-bearing liabilities
Domestic	1,476,161	(430,992)	1,045,169
International	8,787,139	600,925	9,388,064

	10,263,300	169,933	10,433,233
(1)	Without interest income or interest expense from interest-rate hedging transactions.

Back to Contents

	(Previous Spanish GAAP) 2004/2003

	Increase (Decrease) due to changes in

	Volume	Rate	Net change

	(in thousand of Euros)
Interest and similar expenses (1)
Due to credit institutions
Domestic	(13,405)	8,050	(5,355)
International	210,835	(4,160)	206,675

	197,430	3,890	201,320
Customers deposits
Domestic	39,205	(181,556)	(142,351)
International	334,526	(757,278)	(422,752)

	373,731	(938,834)	(565,103)
Marketable debt securities
Domestic	451,679	(96,189)	355,490
International	1,888	57,750	59,638

	453,567	(38,439)	415,128
Subordinated debt
Domestic	34,220	27,919	62,139
International	(588)	(54,628)	(55,216)

	33,632	(26,709)	6,923
Total interest-bearing liabilities
Domestic	511,699	(241,776)	269,923
International	546,661	(758,316)	(211,655)

	1,058,360	(1,000,092)	58,268

(1)	Without interest income or interest expense from interest-rate hedging transactions.

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

	(IFRS)
Earning Assets - Yield Spread	Year Ended December 31,

	2004	2005

	(in thousand of Euros, except percentages)
Average earning assets
Domestic	181,577,150	227,817,260
International	163,260,422	439,301,853

	344,837,572	667,119,113
Interest and dividends on equity securities (1)
Domestic	6,643,634	9,499,029
International	11,206,642	23,795,137

	17,850,276	33,294,166
Net interest income
Domestic	3,226,020	3,083,201
International	4,349,480	7,410,269

	7,575,500	10,493,470
Gross yield (2)
Domestic	3.66%	4.17%
International	6.86%	5.42%

	5.18%	4.99%
Net yield (3)
Domestic	1.78%	1.35%
International	2.66%	1.69%

	2.20%	1.57%
Yield spread (4)
Domestic	1.58%	1.45%
International	2.43%	1.05%

	1.96%	1.26%

(1)	Dividends on equity securities include dividends from companies accounted for by the equity method.
(2)	Gross yield is the quotient of interest and dividends on equity securities divided by average earning assets.
(3)	Net yield is the quotient of net interest income (that includes dividends on equity securities) divided by average earning assets.
(4)

Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 5. Operating and Financial Review and Prospects – Net Interest Income”.

Back to Contents

(Previous Spanish GAAP) Year Ended December 31,

2003

(in thousands of euros except percentages)
Average earning assets
Domestic	156,145,895
International	142,694,946

298,840,841
Interest and dividends on equity securities (1)
Domestic	6,981,720
International	10,663,513

17,645,233
Net interest income
Domestic	3,985,021
International	3,973,316

7,958,337
Gross yield (2)
Domestic	4.47%
International	7.47%

5.90%
Net yield (3)
Domestic	2.55%
International	2.78%

2.66%
Yield spread (4)
Domestic	2.42%
International	3.17%

2.63%
Net interest margin (3)
Domestic	2.47%
International	2.85%

2.65%

(1)	Dividends on equity securities include dividends from companies accounted for by the equity method.
(2)	Gross yield is the quotient of interest and dividends on equity securities divided by average earning assets.
(3)

Net yield is the quotient of net interest income (that includes dividends on equity securities) divided by average earning assets. Net interest margin is calculated in the same way as net yield but excludes dividends from income and equity securities from average earning assets.

(4)	Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities.

Back to Contents

Return on Equity and Assets

The following table presents our selected financial ratios for the years indicated.

	(Previous Spanish GAAP)	(IFRS)

	Year Ended December 31,

	2003	2004	2005

ROA: Return on average total assets	0.95%	1.01%	0.91%
ROE: Return on average stockholders’ equity	14.48%	19.74%	19.86%
PAY-OUT: Dividends per average share as a percentage of net attributable income per average share	55.32%	50.95%	41.88%
Average stockholders’ equity as a percentage of average total assets	5.32%	4.62%	4.24%

Interest-Earning Assets

The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “Average Balance Sheets and Interest Rates”, and the footnotes thereto.

Interest earning assets

	(IFRS) Year Ended December 31,

	2004	2005

Cash and due from Central Banks
Domestic	0.83%	0.51%
International	1.65%	1.36%

	2.48%	1.87%
Due from credit entities
Domestic	3.61%	2.17%
International	9.02%	8.60%

	12.63%	10.77%
Loans and credits
Domestic	36.87%	22.41%
International	23.22%	39.51%

	60.09%	61.92%
Debt securities
Domestic	8.89%	3.73%
International	12.64%	15.77%

	21.53%	19.50%
Other interest earning assets
Domestic	3.27%	5.94%
International	0.00%	0.00%

	3.27%	5.94%
Total interest-earning assets
Domestic	53.47%	34.76%
International	46.53%	65.24%

	100.00%	100.00%

Back to Contents

(Previous Spanish GAAP) Year Ended December 31, 2003

Cash and due from Central Banks
Domestic	1.09%
International	1.62%

2.71%
Due from credit institutions
Domestic	4.49%
International	9.11%

13.60%
Government debt securities
Domestic	10.50%
International	—

10.50%
Debentures and other fixed-income securities
Domestic	1.20%
International	11.31%

12.51%
Loans and credits
Domestic	35.21%
International	25.47%

60.68%
Total interest-earning assets
Domestic	52.49%
International	47.51%

100.00%

Back to Contents

Loans and Advances to Credit Institutions

The following tables show our short-term funds deposited with other banks at each of the dates indicated.

	(IFRS) At December 31,

	2004	2005

	thousand of euros
Reciprocal accounts	118,536	345,104
Time deposits	23,204,031	21,962,472
Reverse repurchase agreements	31,495,786	33,634,326
Other accounts	3,561,421	3,831,120

	58,379,774	59,773,022
Less- Impairment losses	(53,879)	(36,046)

	58,325,895	59,736,976

The table below contains information prepared under previous Spanish GAAP, which is not comparable to information prepared under IFRS. For a description of the differences between these accounting standards, see Note 57 to our consolidated financial statements.

	(Previous Spanish GAAP)
	At December 31,

	2001	2002	2003

Demand deposits-	(in thousands of euros)
Current accounts	215,667	105,816	103,734
Other accounts	5,396,981	3,043,095	1,599,804

	5,612,648	3,148,911	1,703,538
Other deposits-
Deposits in credit institutions	20,992,205	15,865,145	14,635,787
Securities purchased under agreements to resell	16,491,544	21,332,856	21,390,247

	37,483,749	37,198,001	36,026,034
Less- Allowance for credit losses (1)	(107,107)	(90,522)	(111,735)

	42,989,290	40,256,390	37,617,837

(1)

The purpose of this allowance for credit losses was to recognize the loss related to the collectibility of these balances due to transfer risk and credit risk.   This allowance was determined, in accordance with Bank of Spain requirements, based on debt servicing, on debtor credit rating, and on the outstanding settlement and transfer risks of the country in which the debtor is located.

The allowance for credit losses reduces the fair value of the balances included in Due from Credit Institutions after evaluating their collectibility. All estimated losses considered in the calculation of this allowance are related to claims due from non-OECD financial institutions.

Investment Securities

At December 31, 2005, the book value of our investment securities was €203.9 billion (representing 25.2% of our total assets). These investment securities had a yield of 2.98% in 2005, compared with a yield of 4.72% earned during 2004. €19.6 billion, or 9.6%, of our investment securities consisted of Spanish Government and government agency securities. For a discussion of how we value our investment securities, see Note 2 to our consolidated financial statements.

Back to Contents

The following tables show the book values of our investment securities by type and domicile of counterparty at each of the dates indicated.

	(IFRS)
	At December 31,

Debt securities	2004	2005

Domestic-	(in thousands of euros)
Spanish Government	17,252,328	19,595,333
Other domestic issuer:
Public authorities	217,457	121,328
Other domestic issuer	5,652,988	6,569,398

Total domestic	23,122,773	26,286,059
International-
United States:
U.S. Treasury and other U.S. Government agencies	1,397,595	874,569
States and political subdivisions	691,401	95,167
Other securities	6,153,787	5,331,903

Total United States	8,242,783	6,301,639
Other:
Governments	13,995,188	70,913,815
Other securities	67,063,965	56,244,892
Total Other	81,059,153	127,158,707

Total International	89,301,936	133,460,346

Less- Impairment losses	(219,635)	(80,000)

Total Debt Securities	112,205,074	159,666,405

Equity securities
Domestic	4,231,724	7,556,389
International-
United States	291,239	247,711
Other	22,056,652	36,485,513

Total international	22,347,891	36,733,224

Less- Impairment losses	(30,925)	(17,658)

Total Equity Securities	26,548,690	44,271,955

Total Investment Securities	138,753,764	203,938,360

Back to Contents

The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under IFRS. See main differences between both accounting standards in Note 57 to our consolidated financial statements.

	(Previous Spanish GAAP) At December 31,

	2001	2002	2003

Debt securities	(in thousands of euros)
Domestic-
Spanish Government	24,705,072	24,988,526	31,118,523
Other domestic issuer:
Public authorities	89,845	216,012	275,146
Other domestic issuer	2,297,014	2,802,959	5,327,211

Total domestic	27,091,931	28,007,497	36,720,880
International-
United States:
U.S. Treasury and other U.S. Government agencies	290,878	596,589	1,140,134
States and political subdivisions	2,095,609	2,145,256	98,306
Other securities	2,451,210	781,884	696,328

Total United Status	4,837,697	3,523,729	1,934,768
Other:
Governments	27,750,580	19,896,934	26,542,838
Other securities	7,816,487	5,980,499	10,434,092

Total Other	35,567,067	25,877,433	36,976,930

Total International	40,404,764	29,401,162	38,911,698

Less- Allowance for credit losses	(188,453)	(135,552)	(185,978)
Less- Security price fluctuation allowance	(308,957)	(198,453)	(61,682)

Total Debt Securities	66,999,285	57,074,654	75,384,918

Equity securities
Domestic	3,057,091	3,849,006	4,766,673
International-
United States	299,532	57,359	346,003
Other	4,973,928	4,530,102	5,900,207

Total international	5,273,460	4,587,461	6,246,210

Less- Security price fluctuation allowance	(522,640)	(569,715)	(948,761)

Total Equity Securities	7,807,911	7,866,752	10,064,122

Total Investment Securities	74,807,196	64,941,406	85,449,040

The following table analyzes the aggregate book value and aggregate market value of the securities of single issuers, other than the Government of the United States, that exceeded 10% of our stockholders’ equity as of December 31, 2005.

	Aggregate as of December 31, 2005

	Book value	Market value

	(in millions of euros)
Debt securities:
-Mexican Government	24,280.9	24,280.9
-Spanish Government	19,716.7	19,716.7
-French Government	14,977.3	14,977.3
-Germany Government	10,293.8	10,293.8
-Brazilian Government	9,286.9	9,286.9
-The Royal Bank of Scotland Group Plc	4,860.3	4,860.3
-HBOS plc	4,573.1	4,573.1
-Lloyds TSB Group plc	4,013.5	4,013.5

Back to Contents

The following table analyzes the maturities and weighted average yields of our debt investment securities (before impairment allowances) at December 31, 2005. Yields on tax-exempt obligations have not been calculated on a tax-equivalent basis because we do not believe the effect of such a calculation would be material.

	(IFRS) At December 31, 2005

	Maturing Within 1 Year	Maturing Between 1 and 5 Years	Maturing Between 5 and 10 Years	Maturing After 10 Years	Total

	(in thousands of euros)
Debt securities
Domestic:
Spanish Government	6,302,116	8,634,342	4,545,706	113,169	19,595,333
Other domestic issuer:
Public authorities	98,148	17,739	4,336	1,105	121,328
Other domestic issuer	435,009	1,543,709	589,995	4,000,685	6,569,398

Total domestic	6,835,273	10,195,790	5,140,037	4,114,959	26,286,059
International:
United States:
U.S. Treasury and other U.S. Government agencies	308,411	165,722	397,504	2,932	874,569
States and political subdivisions	31,648	31,436	24,894	7,189	95,167
Other securities	3,893,831	428,206	229,720	780,146	5,331,903

Total United States	4,233,890	625,364	652,118	790,267	6,301,639
Other:
Governments	8,509,624	52,882,238	5,450,045	4,071,908	70,913,815
Other securities	37,903,998	14,039,077	1,502,115	2,799,702	56,244,892

Total Other	46,413,622	66,921,315	6,952,160	6,871,610	127,158,707

Total International	50,647,512	67,546,679	7,604,278	7,661,877	133,460,346

Total debt investment securities	57,482,785	77,742,469	12,744,315	11,776,836	159,746,405

Yield	5.28%	4.78%	5.65%	5.85%	5.10%

Loan Portfolio

At December 31, 2005, our total loans and advances to customers equaled €443.4 billion (54.8% of our total assets). Net of allowances for credit losses, loans and advances to customers equaled €435.8 billion (53.8% of our total assets). In addition to loans, we had outstanding at December 31, 2001, 2002, 2003, 2004 and 2005, €49.6 billion, €49.1 billion, €48.6 billion, €63.1 billion and €77.7 billion, respectively, of undrawn balances available to third parties (2001, 2002 and 2003 calculated under previous Spanish GAAP).

Back to Contents

Loans by Geographic Area and Type of Customer

The following tables analyze our loans and advances to customers (including securities purchased under agreement to resell), by domicile and type of customer, at each of the dates indicated (as prepared under IFRS).

	(IFRS)
	At December 31,

	2004	2005

Borrowers in Spain:	(in thousands of euros)
Spanish Government	5,741,016	5,242,938
Commercial, financial, agricultural and industrial	48,110,367	54,799,113
Real estate-construction	5,417,473	7,834,447
Real estate-mortgage	53,456,477	65,940,697
Installment loans to individuals	11,295,350	14,343,281
Lease financing	6,097,620	7,276,200
Other	2,764,974	3,345,467

Total	132,883,277	158,782,143

Borrowers outside Spain:
Governments	5,713,770	6,608,103
Banks and other Financial Institutions	17,681,264	2,109,420
Commercial and industrial	55,500,956	108,145,797
Mortgage loans	144,827,500	161,147,496
Other	19,588,512	6,645,761

Total	243,312,002	284,656,577

Total loans and advances to customers, gross	376,195,279	443,438,720

Allowance for credit losses	(6,845,215)	(7,609,925)

Loans and advances to customers, net of allowances	369,350,064	435,828,795

Back to Contents

The table below contains information prepared under previous Spanish GAAP, which is not comparable to information prepared under IFRS. See main differences between both accounting standards in Note 57 to our consolidated financial statements.

	(Previous Spanish GAAP) At December 31,

	2001	2002	2003

	(in thousands of euros)
Borrowers in Spain:
Spanish Government	4,249,672	4,897,118	5,487,358
Commercial, financial,
agricultural and industrial	36,024,192	37,407,850	40,082,919
Real estate-construction	3,655,286	3,537,343	4,048,386
Real estate-mortgage	26,999,828	30,940,525	41,091,269
Installment loans to individuals	10,560,897	10,579,255	8,894,956
Lease financing	4,326,669	4,441,411	5,198,113
Other	3,154,829	1,969,754	4,199,954

Total	88,971,373	93,773,256	109,002,955

Borrowers outside Spain:
Governments	14,180,623	10,303,475	5,824,432
Banks and other Financial Institutions	2,526,301	726,373	1,398,685
Commercial and industrial	38,927,471	28,371,091	37,915,142
Other (1)	34,503,592	34,736,966	23,479,482

Total	90,137,987	74,137,905	68,617,741

Total loans and credits, gross	179,109,360	167,911,161	177,620,696

Allowance for credit losses	(5,287,314)	(4,938,204)	(5,116,683)

Loans and credits, net of allowances	173,822,046	162,972,957	172,504,013

(1)

Of which €16.9 billion, €14.9 billion and €11.9 billion, respectively, at December 31, 2001, 2002 and 2003, are real-estate mortgages. The remaining amount corresponds to other types of customers, with no “loan concentration” as defined by Item III-C of Industry Guide 3.

At December 31, 2005, our loans and advances to associated companies and jointly controlled entities amounted to €215 million (see “Item 7 —Major Shareholders and Related Party Transactions —B. Related Party Transactions”). Excluding government-related loans and advances, the largest outstanding exposure at December 31, 2005 was €2.4 billion (0.5% of total loans and advances, including government-related loans), and the five next largest exposures totaled €6.3 billion (1.4% of total loans, including government-related loans).

Back to Contents

Maturity

The following table sets forth an analysis by maturity of our loans and advances to customers by domicile and type of customer at December 31, 2005.

	(IFRS) Maturity

	Less than one year		One to five years		Over five Years		Total

	Balance % of Total		Balance % of Total		Balance % of Total		Balance % of Total

	(in thousands of euros except percentages)
Loans to borrowers in Spain:
Spanish Government	3,426,738	2.67%	483,049	0.56%	1,333,151	0.58%	5,242,938	1.18%
Commercial, financial, agricultural and industrial	29,842,042	23.25%	15,177,649	17.66%	9,779,422	4.27%	54,799,113	12.36%
Real estate:
Construction	359,957	0.28%	1,063,241	1.24%	6,411,249	2.80%	7,834,447	1.77%
Mortgage	6,270,115	4.88%	4,266,129	4.96%	55,404,453	24.18%	65,940,697	14.87%
Installment loans to individuals	4,920,137	3.83%	6,036,242	7.02%	3,386,902	1.48%	14,343,281	3.23%
Lease financing	2,423,910	1.89%	3,956,358	4.60%	895,932	0.39%	7,276,200	1.64%
Other	2,158,030	1.68%	995,387	1.16%	192,050	0.08%	3,345,467	0.75%

Total borrowers in Spain	49,400,929	38.48%	31,978,055	37.21%	77,403,159	33.78%	158,782,143	35.81%
Loans to borrowers outside Spain
Governments	1,630,454	1.27%	3,438,051	4.00%	1,539,598	0.67%	6,608,103	1.49%
Banks and Other Financial Institutions	1,632,618	1.27%	195,277	0.23%	281,525	0.12%	2,109,420	0.48%
Commercial and Industrial	64,742,709	50.44%	30,242,080	35.19%	13,161,008	5.74%	108,145,797	24.39%
Mortgage loans	7,451,445	5.80%	18,153,015	21.13%	135,543,036	59.15%	161,147,496	36.34%
Other	3,509,703	2.73%	1,923,340	2.24%	1,212,718	0.53%	6,645,761	1.50%

Total loans to borrowers outside Spain	78,966,929	61.52%	53,951,763	62.79%	151,737,885	66.22%	284,656,577	64.19%

Total loans and advances to customers, gross	128,367,858	100.00%	85,929,818	100.00%	229,141,044	100.00%	443,438,720	100.00%

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans having a maturity of more than one year at December 31, 2005.

	Loans having a maturity of more than one year

	Domestic	International	Total

	(in thousands of euros)
Fixed rate	15,585,953	77,421,828	93,007,781
Variable rate	93,795,261	128,267,820	222,063,081

Total	109,381,214	205,689,648	315,070,862

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

	(IFRS)

Cross-Border Outstandings	2004		2005

	(in thousands of euros except percentages)
		% of total assets		% of total assets

OECD Countries: (1)
France	1,982,782	0.34%	22,992,147	2.84%
Germany	2,449,377	0.43%	19,405,650	2.40%
United Kingdom	5,411,129	0.94%	15,492,849	1.91%
United States	12,021,223	2.09%	11,797,617	1.46%
Italy	1,171,670	0.20%	2,539,602	0.31%
Ireland	7,989,843	1.39%	841,519	0.10%
Other OECD Countries (2)	3,279,864	0.57%	7,610,573	0.94%

Total OECD	34,305,888	5.96%	80,679,957	9.96%

Non-OECD Countries
Latin American Countries (2) (3)	4,310,301	0.75%	8,937,626	1.10%
Other (2)	3,982,155	0.69%	4,670,386	0.58%

Total Non-OECD	8,292,456	1.44%	13,608,012	1.68%
Total	42,598,344	7.40%	94,287,969	11.64%

Cross-Border Outstandings	(Previous Spanish GAAP) 2003

	(in thousands of euros except percentages)

		% of total assets

OECD Countries: (1)
France	4,604,918	1.31%
Germany	8,025,373	2.28%
United Kingdom	6,734,066	1.91%
United States	8,646,986	2.46%
Italy	2,769,619	0.79%
Ireland	2,012,356	0.57%
Other OECD Countries (2)	6,741,597	1.92%

Total OECD	39,534,915	11.24%
Non-OECD Countries
Latin American Countries (2) (3)	5,803,880	1.65%
Other (2)	3,815,278	1.08%

Total Non-OECD	9,619,158	2.73%
Total	49,154,073	13.97%

(1)	The Organization for Economic Cooperation and Development.
(2)	Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.
(3)

With regards to these cross-border outstandings, at December 31, 2003, 2004 and 2005, we had allowances for country-risk equal to €404.9 (calculated under previous Spanish GAAP), €83.3, and €281.4 million, respectively. Such allowances for country-risk exceeded the Bank of Spain’s minimum requirements at such dates.

Back to Contents

The following table sets forth the amounts of our cross-border outstandings as of December 31 of each year by type of borrower where outstandings in the borrower’s country exceeded 0.75% of total assets.

		Banks and other	Commercial and
	Governments	Financial Institutions	Industrial	Total

	(in thousands of euros)
2003 (Previous Spanish GAAP)
United States	349,739	4,407,801	3,889,446	8,646,986
Germany	4,820,845	2,868,810	335,718	8,025,373
United Kingdom	14,751	5,191,399	1,527,916	6,734,066
France	2,612,000	1,619,706	373,212	4,604,918
Italy	2,245,866	345,008	178,745	2,769,619

Total	10,043,201	14,432,724	6,305,037	30,780,962

2004 (IFRS)
United States	26,902	11,481,187	513,134	12,021,223
Ireland	—	30,915	7,958,928	7,989,843
United Kingdom	12,558	4,990,900	407,671	5,411,129

Total	39,460	16,503,002	8,879,733	25,422,195

2005 (IFRS)
France	15,000,031	6,695,742	1,296,374	22,992,147
Germany	15,020,893	4,053,190	331,567	19,405,650
United Kingdom	144	13,113,700	2,379,005	15,492,849
United States	152,942	9,131,079	2,513,596	11,797,617

Total	30,174,010	32,993,711	6,520,542	69,688,263

Classified Assets

In the following pages, we describe Bank of Spain requirements for classification of non-performing assets and credit loss recognition. Unlike under U.S. GAAP, Bank of Spain regulations establish a credit loss recognition process that is independent of the process for balance sheet classification and removal of impaired loans from the balance sheet. In Notes 58.2 and 58.3 to our consolidated financial statements, we include a summary of significant valuation and income recognition differences under IFRS and U.S. GAAP and a net income and stockholders’ equity reconciliation.

The description below sets forth the minimum requirements that are followed and applied by all of our subsidiaries. Nevertheless, if the regulatory authority of the country where a particular subsidiary is located imposes stricter or more conservative requirements, the more strict or conservative requirements are followed.

The classification described below applies to all debt instruments not measured at fair value through profit or loss, and to contingent liabilities.

Back to Contents

Bank of Spain Classification Requirements

a) Standard Assets

Standard assets include loans, fixed-income securities, guarantees and certain other extensions of credit that are not classified in any other category. Under this category, assets that require special watch should be identified, including restructured loans and standard assets with clients that have other outstanding risks classified as Non-performing Past Due. Standard assets are subdivided as follows:

(i) Negligible risk

•	All types of credits made to, or guaranteed by, any European Union country or certain other specified public entities of the countries classified in category 1 of the country-risk categories;
•	Advance payments for pensions or payrolls for the following month, when paid by any public entity and deposited at Santander;
•	Those credits guaranteed by public entities of the countries classified in category 1 of the country-risk categories whose principal activity is to provide guarantees;
•	Credits made to banks;
•	Credits personally, jointly and unconditionally secured by banks or mutual guaranty companies payable on first demand;
•	Credits secured under the name of the “Fondo de Garantía de Depósitos” if their credit risk quality is comparable with that of the European Union; or
•

All credits collateralized by cash or by money market and treasury funds or securities issued by the central administrations or credit entities of countries listed in category 1 for country-risk purposes when the outstanding exposure is 90% or less than the redemption value of the money market and treasury funds and of the market value of the securities given as collateral.

(ii) Low risk

Assets in this category include:

•	assets qualified as a guaranty for monetary policy transactions in the European System of Central Banks, except those included in (i) above;
•	fully-secured mortgages and financial leases on finished residential properties when outstanding risk is less than 80% of the appraised value of such property;
•	ordinary mortgage backed securities;
•	assets from entities whose long term debt is rated “A” or better by a qualified rating agency; and
•

securities denominated in local currency and issued by government entities in countries other than those classified in category 1 of the country-risk categories, when such securities are registered in the books of the bank’s branch located in the issuer country.

(iii) Medium-low risk

Assets in this category include financial leases and mortgages and pledges on tangible assets that are not included in other categories, provided that the estimated value of the financial leases and the collateral totally covers the outstanding risk.

(iv) Medium risk

Assets in this category include those with Spanish residents or residents of countries classified in categories 1 or 2, provided that such assets are not included in other categories.

Back to Contents

(v) Medium-high risk

Assets in this category include loans to individuals for the acquisition of durable consumption goods, other goods or current services not for professional use, except those registered in the Registry of Sales of Movable Assets (“Registro de Ventas de Bienes Muebles”); and risks with residents of countries classified in categories 3 to 6, to the extent not covered by country-risk allowances.

(vi) High risk

Assets in this category include credit card balances; current account overdrafts and excesses in credit accounts (except those included in categories (i) and (ii)).

b) Sub-standard Assets

This category includes all types of credits and off-balance sheet risks that cannot be classified as non performing or charged-off assets but that have certain weaknesses that may result in losses for the bank higher than those described in the previous category. Credits and off-balance sheet risks with insufficient documentation must also be classified under this category.

c) Non-Performing Past-Due Assets

The Bank of Spain requires Spanish banks to classify as non-performing the entire outstanding principal amount of an accrued interest on any loan, fixed-income security, guarantee and certain other extensions of credit on which any payment of principal or interest is 90 days or more past due (“non-performing past-due assets”).

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

d) Other Non-Performing Assets

The Bank of Spain requires Spanish banks to classify any loan, fixed-income security, guarantee and certain other extensions of credit as non-performing if they have a reasonable doubt that these extensions of credit will be collected (“other non-performing assets”), even if any past due payments have been outstanding for less than 90 days or the asset is otherwise performing. When a bank classifies an asset as non-performing on this basis, it must classify the entire principal amount of the asset as non-performing.

Once any of such assets is classified as non-performing, it is placed on a non-accrual status.

e) Charged off assets

Credit losses are generally recognized through provisions to allowances for credit losses, well before the removal from the balance sheet. Under certain unusual circumstances (such as bankruptcy, insolvency, etc.), the loss could be directly recognized through write-offs.

The Bank of Spain requires Spanish banks to charge-off immediately those non-performing assets that management believes will never be repaid. Otherwise, the Bank of Spain requires Spanish banks to charge-off non-performing assets four years after they were classified as non-performing. Accordingly, even if allowances have been established equal to 100% of a non-performing asset (in accordance with the Bank of Spain criteria discussed below), the Spanish bank may maintain that non-performing asset, fully provisioned, on its balance sheet for the full four-year period if management believes based on objective factors that there is some possibility of recoverability of that asset.

These classification criteria differ from U.S. GAAP requirements, but do not generate balance sheet presentation differences, since loans are always presented net of their allowances.

Because the Bank of Spain does not permit partial write-offs of impaired loans, when a loan is deemed partially uncollectible, the credit loss is charged against earnings through provisions to credit allowances instead of through partial write-offs of the loan. If a loan becomes entirely uncollectible, its allowance is increased until it reaches 100% of the loan balance. Generally, credit loss recognition under IFRS is similar in amounts and in time to credit loss recognition under U.S. GAAP.

Back to Contents

The credit loss recognition process is independent of the process for the removal of impaired loans from the balance sheet. The entire loan balance is kept on the balance sheet until any portion of it has been classified as non-performing for 4 years, or up to 6 years for some secured mortgage loans (maximum period established in the Bank of Spain regulations), depending on our management’s view as to the recoverability of the loan. After that period the loan balance and its 100% specific allowance are removed from the balance sheet and recorded in off-balance sheet accounts, with no resulting impact on net income at that time. Under U.S. GAAP, this loan would be removed from the balance sheet earlier.

Country-Risk Outstandings

The Bank of Spain requires Spanish banks to classify as country-risk outstandings all loans, fixed-income securities and other outstandings to any countries, or residents of countries, that the Bank of Spain has identified as being subject to transfer risk or sovereign risk and the remaining risks derived from the international financial activity.

All outstandings should be assigned to the country of residence of the client except in the following cases:

•	Outstandings guaranteed by residents in other countries in a better category should be classified in the category of the guarantor.
•	Fully secured loans, when the guaranty covers sufficiently the outstanding risk and can be sold in Spain or in any other “category 1” country, should be classified as category 1.
•	Outstanding risks with foreign branches of a bank should be classified according to the residence of the headquarters of those branches.

The Bank of Spain has established six categories to classify such countries, as shown in the following table:

Country-Risk Categories	Description

1	Countries in which risks are negotiable in primary or secondary markets
2	Countries included in no other category
3	Countries with transitory difficulties
4	Countries with serious difficulties
5	Doubtful countries
6	Bankrupt countries

The Bank of Spain allows each bank to decide how to classify the listed countries within this classification scheme, subject to the Bank of Spain’s oversight. The classification is made based on criteria such as the payment record (in particular, compliance with renegotiation agreements), the level of the outstanding debt and of the charges for debt services, the debt quotations in the international secondary markets and other indicators and factors of each country as well as all the criteria indicated by the Bank of Spain. All credit extensions and off-balance sheet risks included in country-risk categories 3 to 6, except the excluded cases described below, will be classified as follows:

•	Sub-standard assets: All outstandings in categories 3 and 4 except when they should be classified as non-performing or charged-off assets due to credit risk attributable to the client.
•

Non-performing assets: All outstandings in category 5 and off-balance sheet risks classified in category 6, except when they should be classified as non-performing or charged-off assets due to credit risk attributable to the client.

•	Charged-off assets: All other outstandings in category 6 and all others that should be classified as non-performing or charged-off assets due to credit risk attributable to the client.

The Bank of Spain excludes from country-risk outstandings:

•	risks with residents in a country regardless of the currency of denomination registered in subsidiary companies or multigroup companies in the country of residence of the holder;
•	any trade credits established by letter of credit or documentary credit with a due date of one year or less after the drawdown date;

Back to Contents

•	any interbank obligations of branches of foreign banks in the European Economic Space and of the Spanish branches of foreign banks;
•	private sector risks in countries included in the monetary zone of a currency issued by a country classified in category 1; and
•

any negotiable financial assets purchased at market prices for placement with third parties within the framework of a portfolio separately managed for that purpose, held for less than six months by the company.

Non-Accrual of Interest Requirements

According to IFRS and Bank of Spain requirements, we stop accruing interest on the entire principal amount of any asset that is classified as an impaired asset and on category 3 (transitory difficulties), category 4 (serious difficulties), category 5 (doubtful) and category 6 (bankrupt) country-risk outstandings, whether or not they are classified as impaired. The banks must account for such collected interest on a cash basis, recording interest payments as interest income when collected.

The following table shows the amount of interest owed on non-accruing assets and the amount of such interest that was received:

	(IFRS) Year ended December 31,

	2004	2005

	(in thousands of euros)
Interest owed on non-accruing assets
Domestic	36,273	38,751
International	184,090	273,834

Total	220,363	312,585
Interest received on non-accruing assets
Domestic	83,535	79,183
International	105,273	77,602

Total	188,808	156,785

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

Bank of Spain Allowances for Credit Losses and Country-Risk Requirements

The Bank of Spain requires that we calculate simultaneously the allowances required due to credit risk attributable to the client and to country-risk and apply the ones that are more demanding.

The Bank of Spain requires that we develop internal models to calculate the allowances for both credit risk and country-risk based on historical experience. While these models are not yet approved by the Bank of Spain, we are required to calculate the allowances according to the instructions described below.

The global allowances will be the sum of those corresponding to losses in specific transactions (Specific Allowances) and those not specifically assigned (General Allowance) due to credit risk, plus the Allowances for Country-Risk.

Back to Contents

Specific Allowances for Credit Losses

The specific allowance is calculated based on the loan recovery expectations and, at a minimum, by application of the coefficients stipulated in the following tables.

Non-Performing Past-Due Assets. Except for fully secured past-due mortgage assets and financial leases on certain types of properties, the Bank of Spain requires Spanish banks to set aside specific allowances for non-performing past-due assets. The minimum required allowance is the product of the amount of the asset treated as non-performing (see “Bank of Spain Classification Requirements—Non-Performing Past-Due Assets” above) times the percentages set forth in the following table. The allowance must be maintained for so long as the non-performing portion of the asset is carried as an asset on the banks’ balance sheets.

	Allowance

Period Overdue	Companies	Other clients

3-6 months	5.3%	4.5%
6-12 months	27.8%	27.4%
12-18 months	65.1%	60.5%
18-24 months	95.8%	93.3%
More than 24 months	100%	100%

Fully-Secured Non-Performing Past-Due Mortgage Assets and financial leases on certain types of properties. If a non-performing asset is a fully secured non-performing past-due mortgage or a financial lease and certain conditions are met, the amount of the required allowance is the product of the amount of such asset times the percentages set forth in the following table. Such asset must satisfy three conditions: first, the asset is secured by a mortgage or a right of ownership (in case of a financial lease) on a finished residential property; second, such mortgage or right of ownership was placed on the property at the time the extension of credit was made; and third, the outstanding risk does not exceed 80% of the appraisal value of such mortgaged or leased property.

Period Overdue	Allowance

3 months-3 years	2%
3-4 years	25%
4-5 years	50%
5-6 years	75%
More than 6 years	100%

The only exception to these requirements is that when a bank treats otherwise performing assets to a single borrower as non-performing because non-performing assets exceed 25% of the bank´s total exposure to the borrower as set forth in “Bank of Spain Classification Requirements—Non-Performing Past-Due Assets” above, the Bank of Spain requires the bank to carry an allowance of 1% against any asset that has no overdue principal or interest payments.

Other Fully-Secured Non-Performing Past-Due Assets. For Non-Performing Past-Due Assets fully secured with properties other than those described in the previous paragraphs, the amount of the required allowance is the product of the amount of such asset times the percentages set forth in the following table:

	Allowance

Period Overdue	Companies	Other clients

3-6 months	4.5%	3.8%
6-12 months	23.6%	23.3%
12-18 months	55.3%	47.2%
18-24 months	81.4%	79.3%
More than 24 months	100%	100%

Other Non-Performing Assets. If a non-performing asset is an “other non-performing asset”, see “Item 4. Information on the Company—B. Business Overview—Bank of Spain Classification Requirements—Other Non-Performing Assets”, the amount of the required allowance will be the difference between the amount outstanding and the current value of the expected collectable cash flows. The minimum allowance will be 25% and up to 100% of the amounts treated as non-performing, depending on management’s opinion of the loan recovery expectations. When the treatment of such asset as a non-performing asset is due to, in management’s opinion, an inadequate financial or economical condition of the borrower, and the amount estimated as non-collectible is less than 25% of the outstanding debt, the amount of the required allowance will be at least 10% of the outstanding debt.

Back to Contents

Sub-standard Assets. The necessary allowance for assets classified in this category is determined as the difference between its outstanding balance and the current value of the expected collectable cash flows. In every case, the amount of the required allowance must be higher than the general allowance that would correspond in case of being classified as standard asset and lower than would correspond if classified as non-performing asset. When assets are classified as sub-standard due to insufficient documentation and being the outstanding balance higher than €25,000, the applicable allowance is 10%.

General Allowance

In addition to the Bank of Spain specific allowance requirements, the Bank of Spain requires Spanish banks to set aside a general allowance for the coverage of all types of credits and off-balance sheet risks classified as standard, calculated with statistical methods based on the experience of deterioration of the portfolio.

Allowances for Country-Risk

The Bank of Spain requires Spanish banks to set aside an allowance for country-risk on all country-risk outstandings. See the above sub-section entitled “Bank of Spain Classification Requirements—Country-Risk Outstandings”. The amount of the required provision is the product of the amount of the outstanding loans and credits and off-balance sheet risks times the percentages set forth in the following table.

Categories:	Minimum percentage of coverage

Category 3	10.1%
Category 4	22.8%
Category 5	83.5%
Category 6	100%

Guarantees

Allowances for non-performing guarantees will be equal to the amount that, with a prudent criterion, is considered irrecoverable.

Bank of Spain Foreclosed Assets Requirements

If a Spanish bank eventually acquires the properties (residential or not) that are securing loans or credits, the Bank of Spain requires that the credit risk allowances previously established be reversed, provided that the acquisition cost less the estimated selling costs (which shall be at least 30% of such value) exceeds the amount of the debt disregarding allowances, unless the acquisition cost is greater than the mortgage value, in which case the latter shall be taken as reference value.

Bank of Spain Charge-off Requirements

The Bank of Spain does not permit non-performing assets to be partially charged-off.

The Bank of Spain requires Spanish banks to charge-off immediately those non-performing assets that management believes will never be repaid or that were made to category 6 (“bankrupt”) countries or residents of such category 6 countries. See the above sub-section entitled “Item 4. Information on the Company—B. Business Overview—Bank of Spain Classification Requirements—Country-Risk Outstandings”. Otherwise, the Bank of Spain requires Spanish banks to charge-off non-performing assets four years after they were classified as non-performing. Spanish banks may carry fully secured past-due mortgage loans beyond this four-year deadline for up to six years if there are objective factors that indicate an improved likelihood of recovery. Accordingly, even if allowances have been established equal to 100% of a non-performing asset (in accordance with the Bank of Spain criteria discussed above), the Spanish bank may maintain that non-performing asset, fully provisioned, on its balance sheet for the full four or six-year period if management believes based on objective factors that there is some possibility of recoverability of that asset.

Back to Contents

Movements in Allowances for Credit Losses

The following table analyzes movements in our allowances for credit losses and movements, by domicile of customer, for the years indicated. See “Presentation of Information”. For further discussion of movements in the allowances for credit losses, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Net Provisions for Credit Losses”.

	(IFRS) Year Ended December 31,

	2004	2005

	(in thousands of euros)
Allowance for credit losses at beginning of year (1)
Borrowers in Spain	1,849,001	2,836,564
Borrowers outside Spain	3,172,452	4,160,864

Total	5,021,453	6,997,428

Inclusion of acquired companies’ credit loss allowances
Borrowers in Spain	1,972	—
Borrowers outside Spain	1,044,042	4,006

Total	1,046,014	4,006

Recoveries of loans previously charged-off (2)
Borrowers in Spain	145,591	105,800
Borrowers outside Spain	259,777	381,217

Total	405,368	487,017

Net provisions for credit losses (2)
Borrowers in Spain	868,520	746,519
Borrowers outside Spain	713,220	1,009,527

Total	1,581,740	1,756,046

Charge-offs against credit loss allowance (2)
Borrowers in Spain	(344,392)	(226,036)
Borrowers outside Spain	(681,036)	(1,293,458)

Total	(1,025,428)	(1,519,494)

Other movements (3)	(31,719)	31,672
Allowance for credit losses at end of year
Borrowers in Spain	2,836,564	3,664,349
Borrowers outside Spain	4,160,864	4,092,326

Total	6,997,428	7,756,675

(1)	Opening balances for 2004 include IFRS First Application adjustments and therefore are not the same as closing balances for 2003.
(2)

We have not included separate line items for charge-offs of loans not previously provided for (loans charged-off against income) and recoveries of loans previously charged-off as these are not permitted under IFRS.

(3)	The shift in “Other Movements” from 2003 to 2004, and to 2005 principally reflects foreign exchange differences.

Back to Contents

The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under IFRS.

	(Previous Spanish GAAP) Year Ended December 31,

	2001	2002	2003

	(in thousands of euros)
Allowance for credit losses at beginning of year
Borrowers in Spain	1,360,253	1,771,321	1,725,606
Borrowers outside Spain	4,290,217	3,811,553	3,438,672

Total	5,650,470	5,582,874	5,164,278

Inclusion of acquired companies’ credit loss allowances
Borrowers in Spain	—	—	—
Borrowers outside Spain	108	9,034	—

Total	108	9,034	—

Loans charged-off against income (1)
Borrowers in Spain	(13,258)	(14,921)	(12,729)
Borrowers outside Spain	(40,040)	(117,474)	(91,110)

Total	(53,298)	(132,395)	(103,839)

Recoveries of loans previously charged-off (1)
Borrowers in Spain	151,845	141,850	108,722
Borrowers outside Spain	341,760	251,804	248,765

Total	493,605	393,654	357,487

Net provisions for credit losses (1)
Borrowers in Spain	499,982	318,656	681,234
Borrowers outside Spain	1,086,035	1,329,536	814,453

Total	1,586,017	1,648,192	1,495,687

Charge-offs against credit loss allowance
Borrowers in Spain	(205,498)	(249,757)	(259,366)
Borrowers outside Spain	(1,821,549)	(1,223,617)	(811,719)

Total	(2,027,047)	(1,473,374)	(1,071,085)

Other movements (2)	(66,981)	(863,707)	(428,132)
Allowance for credit losses at end of year
Borrowers in Spain	1,771,321	1,725,606	1,681,017
Borrowers outside Spain	3,811,553	3,438,672	3,733,379

Total	5,582,874	5,164,278	5,414,396

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

(2)	The shift in “Other Movements” from 2001 to 2002, and to 2003 principally reflects foreign exchange differences.

Back to Contents

The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the years indicated.

	(IFRS) Year Ended December 31,

	2004	2005

	(in thousands of euros)
Recoveries of loans previously charged off-
Domestic:
Commercial, financial, agricultural, industrial	60,113	51,649
Real estate-construction	2,488	140
Real estate-mortgage	24,799	5,226
Installment loans to individuals	44,340	32,303
Lease finance	4,050	2,903
Other	9,800	13,579

Total Borrowers in Spain	145,591	105,800
Borrowers outside Spain
Government and official institutions	1,958	1
Bank and other financial institutions	10,373	1,691
Commercial and industrial	141,324	292,279
Mortgage loans	8,288	3,468
Other	97,834	83,778

Borrowers outside Spain	259,777	381,217

Total	405,368	487,017

Net provisions for credit losses-
Domestic:
Commercial, financial, agricultural, industrial	333,801	296,879
Real estate-construction	(621)	49,925
Real estate-mortgage	46,016	62,526
Installment loans to individuals	121,574	161,027
Lease finance	22,977	19,838
Other	344,774	156,324

Total Borrowers in Spain	868,520	746,519
Borrowers outside Spain
Government and official institutions	(5,085)	16,836
Bank and other financial institutions	46,117	1,698
Commercial and industrial	472,200	829,058
Mortgage loans	64,375	88,812
Other	135,613	73,123

Borrowers outside Spain	713,220	1,009,527

Total	1,581,740	1,756,046

Charge offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(158,248)	(113,357)
Real estate-construction	(667)	(8)
Real estate-mortgage	(36,253)	(14,674)
Installment loans to individuals	(113,652)	(67,554)
Lease finance	(2,249)	(8,007)
Other	(33,323)	(22,436)

Total Borrowers in Spain	(344,392)	(226,036)
Borrowers outside Spain
Government and official institutions	(1,706)	0
Bank and other financial institutions	(85,339)	(86)
Commercial and industrial	(551,804)	(1,120,180)
Mortgage loans	(4,923)	(30,562)
Other	(37,265)	(142,630)

Borrowers outside Spain	(681,036)	(1,293,458)

Total	(1,025,428)	(1,519,494)

Back to Contents

The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under IFRS.

	(Previous Spanish GAAP) Year Ended December 31,

	2001	2002	2003

	(in thousands of euros)
Loans charged off against income-
Borrowers in Spain:
Commercial, financial, agricultural, industrial	(1,655)	(685)	(2,917)
Real estate-construction	(6)	(4)	(3)
Real estate-mortgage	(347)	(465)	(1,042)
Installment loans to individuals	(222)	(10,927)	(7,763)
Lease finance	(3,409)	(2,491)	(992)
Other	(7,619)	(349)	(12)

Total Borrowers in Spain	(13,258)	(14,921)	(12,729)
Borrowers outside Spain
Government and official institutions	—	—	—
Bank and other financial institutions	—	—	(2,762)
Commercial and industrial	(36,664)	(71,433)	(15,384)
Other	(3,376)	(46,041)	(72,964)

Total borrowers outside Spain	(40,040)	(117,474)	(91,110)

Total	(53,298)	(132,395)	(103,839)

Recoveries of loans previously charged off-
Domestic:
Commercial, financial, agricultural, industrial	23,662	58,131	47,069
Real estate-construction	2,163	478	425
Real estate-mortgage	36,695	24,847	15,164
Installment loans to individuals	33,387	38,117	35,389
Lease finance	3,884	3,981	1,644
Other	52,054	16,296	9,031

Total Borrowers in Spain	151,845	141,850	108,722
Borrowers outside Spain
Government and official institutions	—	—	1,766
Bank and other financial institutions	4,428	3,097	13,485
Commercial and industrial	137,396	121,316	109,577
Other	199,936	127,391	123,937

Borrowers outside Spain	341,760	251,804	248,765

Total	493,605	393,654	357,487

Net provisions for credit losses-
Domestic:
Commercial, financial, agricultural, industrial	99,362	119,155	318,538
Real estate-construction	(481)	1,139	759
Real estate-mortgage	4,455	17,632	18,973
Installment loans to individuals	113,771	93,545	91,799
Lease finance	28,367	19,007	36,267
Other	254,508	68,178	214,898

Total Borrowers in Spain	499,982	318,656	681,234
Borrowers outside Spain
Government and official institutions	(9,628)	(1,966)	(3,350)
Bank and other financial institutions	(42,656)	69,459	(19,983)
Commercial and industrial	454,555	892,446	434,725
Other	683,764	369,597	403,061

Borrowers outside Spain	1,086,035	1,329,536	814,453

Total	1,586,017	1,648,192	1,495,687

Charge offs against credit loss allowance
Domestic:	(34,957)	(112,943)	(154,360)
Real estate-construction	(43)	(197)	(811)
Real estate-mortgage	(10,795)	(11,506)	(19,109)
Installment loans to individuals	(32,341)	(61,131)	(59,334)
Lease finance	(1,153)	(1,085)	(1,885)
Other	(126,209)	(62,895)	(23,867)

Total Borrowers in Spain	(205,498)	(249,757)	(259,366)
Borrowers outside Spain
Government and official institutions	—	—	(451)
Bank and other financial institutions	(6,208)	(665)	(196,662)
Commercial and industrial	(747,772)	(384,373)	(288,151)
Other	(1,067,569)	(838,579)	(326,455)

Borrowers outside Spain	(1,821,549)	(1,223,617)	(811,719)

Total	(2,027,047)	(1,473,374)	(1,071,085)

Back to Contents

Allowances for Credit Losses	(IFRS) At December 31,

	2004	Percent of loans in each category to total loans	2005	Percent of loans in each category to total loans

	(in thousands of euros except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	1,494,605	21.36%	2,056,003	26.51%
Real estate-construction	7,929	0.11%	270,369	3.49%
Real estate-mortgage	206,461	2.95%	243,335	3.14%
Installment loans to individuals	491,698	7.03%	612,564	7.90%
Lease finance	105,101	1.50%	98,830	0.13%
Other	530,771	7.59%	383,248	4.94%

Total Borrowers in Spain	2,836,564	40.54%	3,664,349	47.24%
Borrowers outside Spain
Government and official institutions	53,966	0.77%	41,302	0.53%
Bank and other financial institutions	176,115	2.52%	68,122	0.88%
Commercial and industrial	3,551,929	50.76%	3,413,736	44.01%
Mortgage loans	199,022	2.84%	363,980	0.47%
Other	179,832	2.57%	205,186	2.65%

Total borrowers outside Spain	4,160,864	59.46%	4,092,326	52.76%

Total	6,997,428	100.00%	7,756,675	100.00%

The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under IFRS.

Allowances for Credit Losses	(Previous Spanish GAAP) At December 31,

	2003	Percent of loans in each category to total loans

	(in thousands of euros except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	738,291	13.64%
Real estate-construction	5,673	0.10%
Real estate-mortgage	187,635	3.47%
Installment loans to individuals	250,750	0.46%
Lease finance	57,686	1.07%
Other	440,982	8.14%

Total Borrowers in Spain	1,681,017	31.05%
Borrowers outside Spain
Government and official institutions	23,688	0.44%
Bank and other financial institutions	152,958	2.83%
Commercial and industrial	3,131,665	57.84%
Other	425,068	7.85%

Total borrowers outside Spain	3,733,379	68.95%
Total	5,414,396	100.00%

Back to Contents

Impaired Assets

The following tables show our impaired assets, excluding country-risk. We do not keep records classifying assets as non-accrual, past due, restructured or potential problem loans, as those terms are defined by the SEC. However, we have estimated the amount of our assets that would have been so classified, to the extent possible, below.

	(IFRS) At December 31,

	2004	2005

	(in thousands of euros except percentages)
Past-due and other non-performing assets: (1) (2)
Domestic	1,018,088	1,110,784
International	3,096,603	3,230,716

Total	4,114,691	4,341,500

Impaired assets as a percentage of total loans	1.09%	0.98%
Net loan charge-offs as a percentage of total loans	0.16%	0.23%

(1)

We estimate that the total amount of our non-performing assets fully provisioned under IFRS and which under U.S. GAAP would have been charged-off from the balance sheet was €1,567.0 million and €1,302.6 million at December 31, 2004 and 2005, respectively.

(2)	Non-performing assets due to country-risk were €117.1 million and 40.3 million at December 31, 2004 and 2005, respectively.

The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under IFRS.

	(Previous Spanish GAAP) At December 31,

	2001	2002	2003

	(in thousands of euros except percentages)
Non-performing assets
Past-due and other non-performing assets: (1)(2)(3)
Domestic	1,011,023	1,003,851	931,583
International	2,884,491	2,672,616	2,290,921

Total	3,895,514	3,676,467	3,222,504

Non-performing assets as a percentage of total loans	2.17%	2.19%	1.81%
Net loan charge-offs as a percentage of total loans	0.88%	0.72%	0.46%

(1)

The figures in this table do not reflect the entire principal amount of loans having payments 90 days or more past due unless the entire principal amount of the loan is classified as non-performing under Bank of Spain regulations as described above under “Bank of Spain Classification Requirements”. We estimate that the entire principal amount of such loans would have been €4,150.6 million, €4,486.0 million and €3,823.4 million at December 31, 2001, 2002 and 2003.

(2)

We estimate that at December 31, 2001, 2002 and 2003, (i) the total amount of our non-performing past-due assets was €2,737.3 million, €2,208.8 million and €2,327.3 million, respectively, and (ii) the total amount of our other non-performing assets was €1,158.2 million, €1,467.6 million and €895.2 million, respectively.

(3)

We estimate that the total amount of our non-performing assets fully provisioned under previous Spanish GAAP and which under U.S. GAAP would have been charged-off from the balance sheet was €341.8 million at December 31, 2003.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about possible credit risk at December 31, 2005 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.

Back to Contents

Evolution of Impaired Assets

The following tables show the movement in our impaired assets (excluding country-risk, see “Country-Risk Outstandings”).

	(IFRS)

	Total year	Quarter ended

	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05

	(in thousands of euros)
Opening balance	3,512,727	4,114,691	4,427,095	4,327,792	4,375,129
Net additions	1,627,392	495,531	366,565	442,333	433,263
Write-offs	(1,025,428)	(183,127)	(465,868)	(394,996)	(466,892)
Closing balance (1)	4,114,691	4,427,095	4,327,792	4,375,129	4,341,500

(1)      Non-performing assets due to country-risk were €117.1 million and €40.3 million at December 31, 2004 and 2005, respectively.

The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under IFRS.

	(Previous Spanish GAAP) Year ended December 31,

	Dec-03	Dec-02	Dec-01

	(in thousands of euros)
Opening balance	3,676,467	3,895,514	4,527,454
Net additions	720,500	1,356,366	1,438,866
Write-offs	(1,174,463)	(1,575,413)	(2,070,806)

Closing balance	3,222,504	3,676,467	3,895,514

Impaired Asset Ratios

The following tables show the ratio of our impaired assets to total computable credit risk and our coverage ratio at December 31, 2004 and 2005.

	(IFRS) Year Ended December 31,

	2004	2005

	(in thousands of euros except percentages)
Computable credit risk (1)	411,482,598	489,662,040
Impaired assets
Mortgage loans	1,352,564	1,209,137
Other	2,762,127	3,132,363
Total impaired assets	4,114,691	4,341,500

Allowances for impaired assets (2)	6,813,354	7,902,225
Ratios
Impaired assets to computable credit risk	1.00%	0.89%
Coverage ratio (3)	165.59%	182.02%

(1)	Computable credit risk is the sum of the face amounts of loans and credits, guarantees and documentary credits (including impaired assets and excluding country-risk).
(2)	Including allowances for credit losses and allowances for off-balance sheet credit risk and excluding country-risk.
(3)	Allowances for impaired assets as a percentage of impaired assets.

Back to Contents

The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under IFRS.

	(Previous Spanish GAAP) Year Ended December 31,

	(in thousands of euros except percentages)
	2003	2002	2001

Computable credit risk (1)	207,979,474	194,917,391	209,289,435
Non-performing assets
Mortgage loans	510,265	361,076	405,671
Other	2,712,239	3,315,391	3,489,843

Total non performing assets	3,222,504	3,676,467	3,895,514

Allowances for non-performing assets (2)	5,323,127	5,144,855	5,583,018
Ratios
Non-performing assets to computable credit risk	1.55%	1.89%	1.86%
Coverage ratio (3)	165.19%	139.94%	143.32%

(1)	Computable credit risk is the sum of the face amounts of loans and credits, guarantees and documentary credits (including non-performing assets and excluding country-risk).
(2)	Including allowances for credit losses and allowances for off-balance sheet credit risk and excluding country-risk.
(3)	Allowances for non-performing assets as a percentage of non-performing assets.

Country-Risk Outstandings

The following tables set forth our country-risk outstandings with third parties for the years shown.

	(IFRS) Year ended December 31,

	2004	2005

	(in millions of euros)
Risk (gross)	1,063.7	668.1
Allowances	275.0	313.0

Risk (net)	788.8	355.1

The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under IFRS.

	Year ended December 31, (Previous Spanish GAAP)

	2003	2002	2001

	(in millions of euros)
Risk (gross)	497.0	409.5	1,216.3
Allowances	(406.0)	(337.5)	(323.2)

Risk (net)	91.0	72.0	893.1

Back to Contents

Other Non-Accruing Assets

As described above under “Item 4. Information on the Company—B. Business Overview—Bank of Spain Classification Requirements”, we do not classify our loans to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired assets. However, as described above under “Item 4. Information on the Company — B. Business Overview — Bank of Spain Allowances for Credit Losses and Country-Risk Requirements—Allowances for Country-Risk” and “Bank of Spain Non-Accrual of Interest Requirements”, the Bank of Spain requires us to account for such loans on a cash basis (non-accruing) and to set aside certain allowances for such loans. We treat category 5 (doubtful countries) country-risk outstandings as both non-accruing and impaired asset. Total other non-accruing assets at December 31, 2001, 2002, 2003, 2004 and 2005 were €1,172.2 million, €259.5 million, €249.7 million, €717.5 million and €626.5 million, respectively (2001, 2002 and 2003 calculated under previous Spanish GAAP).

	(IFRS) Year ended December 31,

	2004	2005

	(in millions of euros)
Assets classified as non-performing assets	4,114.7	4,341.5
Non-performing assets due to country-risk	117.1	40.3
Other assets on non-accrual status due to country-risk	717.5	626.5

Total non-accrual assets	4,949.3	5,008.3

The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under IFRS. As described in our 2004 Form 20-F under “Item 4. Information on the Company — B. Business Overview — Bank of Spain Classification Requirements”, under previous Spanish GAAP loans could be partially classified as performing and non-performing. As a result, this table includes an additional line for the performing portion of loans that are partially classified as non-performing.

	(Previous Spanish GAAP) Year ended December 31,

	2001	2002	2003

	(in millions of euros)
Assets classified as non-performing assets	3,895.5	3,676.5	3,222.5
Remaining balances of loans partially classified as non-performing	255.1	809.5	600.9
Other assets on non-accrual status due to country-risk	1,172.2	259.5	249.7

Total non-accrual assets	5,322.8	4,745.5	4,073.1

Both under IFRS or previous Spanish GAAP we do not have any loans past-due 90 days or more that are accruing interest, in accordance with the Bank of Spain’s requirements.

As of December 31, 2003, 2004 and 2005, the amounts of “restructured loans”, none of which were classified as non-performing, were €147.6 million, €193.2 million and 322.4 million, respectively (2003 calculated under previous Spanish GAAP).

Foreclosed Assets

The tables below set forth the movements in our foreclosed assets for the periods shown.

Movement of foreclosed assets	(IFRS)

	Total Year	Quarterly movements				Total Year

	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Dec-05

	(in thousands of euros, except percentages)
Opening balance	242,155	372,519	349,320	361,426	418,687	364,552
Foreclosures	455,024	98,326	154,659	41,488	147,985	442,458
Sales and other movements	(324,660)	(121,525)	(142,553)	15,773	(158,630)	(398,968)
Gross foreclosed assets	372,519	349,320	361,426	418,687	408,042	408,042
Allowances established	89,773	79,962	78,094	82,429	115,683	115,683
Allowance as a percentage of foreclosed assets	24.10%	22.89%	21.61%	19.69%	28.35%	28.35%
Closing balance (net)	282,746	269,358	283,332	336,258	292,359	292,359

Back to Contents

The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under IFRS.

Movement of foreclosed assets	(Previous Spanish GAAP) Year ended December 31,

2003

(in thousands of euros, except percentages)
Opening balance	679,543
Foreclosures	256,979
Sales and other movements	(383,257)
Gross foreclosed assets	553,265
Allowances established	316,164
Allowance as a percentage of foreclosed assets	57.15%
Closing balance (net)	237,101

Liabilities

Deposits

The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits. For an analysis, by domicile of customer, of average domestic and international deposits by type for 2003, 2004 and 2005, see “Average Balance Sheets and Interest Rates—Liabilities and Interest Expense”.

We compete actively with other commercial banks and with savings banks for domestic deposits. Our share of customer deposits in the Spanish banking system (including Cajas de Ahorros) was 15.6% at December 31, 2005, according to figures published by the Spanish Banking Association (AEB) and the Confederación Española de Cajas de Ahorros (“CECA”). See “Item 4. Information on the Company—B. Business Overview—Competition”.

Back to Contents

The following tables analyze our year-end deposits.

Deposits (from central banks and credit institutions and Customers) by type of deposit

	IFRS
	At December 31,

	2004	2005

Deposits from central banks and credit institutions-	(in thousands of euros)
Reciprocal accounts	39,162	190,885
Time deposits	42,459,721	47,224,471
Other demand accounts	4,191,073	7,383,695
Repurchase agreements	33,920,297	91,399,196
Central bank credit account drawdowns	3,107,895	2,369,406
Other financial liabilities associated with transferred financial assets	—	7,170
Hybrid financial liabilities	32,191	47,584

Total	83,750,339	148,622,407
Customer deposits-
Demand deposits-
Current accounts	67,714,687	80,631,188
Savings accounts	78,849,072	90,471,827
Other demand deposits	3,720,956	1,747,720
Time deposits-
Fixed-term deposits	80,052,445	77,166,817
Home-purchase savings accounts	289,779	269,706
Discount deposits	10,163,257	16,128,577
Funds received under financial asset transfers	—	1
Hybrid financial liabilities	1,873,863	4,141,071
Other financial liabilities associated with transferred financial assets	—	20,346
Other time deposits	498,961	351,620
Notice deposits	24,911	33,713
Repurchase agreements	40,023,685	34,802,694

Total	283,211,616	305,765,280

Total deposits	366,961,955	454,387,687

Back to Contents

The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under IFRS. For a description of the main differences between both accounting standards, see Note 57 to our consolidated financial statements.

(Previous Spanish GAAP) At December 31,

2003

Due to credit institutions -	(in thousands of euros)
Demand deposits	1,760,401
Other-
Securities sold under agreements to resell	43,404,015
Time deposits	30,415,896

Total	75,580,312

Customer deposits-
Saving deposits
Demand	76,613,017
Time	46,973,305
Other
Demand	309,402
Securities sold under agreement to repurchase	26,587,985
Other	8,851,863

Total	159,335,572

Total deposits	234,915,884

Deposits (from central banks and credit institutions and Customers) by location of office

	(IFRS) At December 31,

	2004	2005

Deposits from central banks and credit institutions	(in thousands of euros)
Offices in Spain	29,594,503	76,504,500
Offices outside Spain:
Other EU countries	9,559,941	9,647,389
United States	2,536,104	1,439,643
Other OECD countries (1)	26,844,609	36,905,723
Central and South America (1)	14,974,332	23,926,745
Other	240,850	198,407

Total offices outside Spain	54,155,836	72,117,907

Total	83,750,339	148,622,407

Customer deposits
Offices in Spain	102,249,913	107,117,818
Offices outside Spain:
Other EU countries	135,209,492	133,274,597
United States	6,037,483	7,578,598
Other OECD countries (1)	74,859	106,151
Central and South America (1)	38,499,807	56,395,157
Other	1,140,062	1,292,959

Total offices outside Spain	180,961,703	198,647,462

Total	283,211,616	305,765,280

Total deposits	366,961,955	454,387,687

(1)	On this table Mexico is classified under “Central and South America”.

Back to Contents

The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under IFRS. For a description of the main differences between both accounting standards, see Note 57 to our consolidated financial statements.

(Previous Spanish GAAP) At December 31,

2003

Due to credit institutions	(in thousands of euros)
Offices in Spain	55,918,657
Offices outside Spain:
Other EU countries	7,140,474
United States	3,660,371
Other OECD countries (1)	14,913
Central and South America (1)	8,572,270
Other	273,627

Total offices outside Spain	19,661,655

Total	75,580,312

Customer deposits
Offices in Spain	91,799,908
Offices outside Spain:
Other EU countries	25,040,806
United States	6,342,920
Other OECD countries (1)	255,490
Central and South America (1)	34,618,654
Other	1,277,794

Total offices outside Spain	67,535,664

Total	159,335,572

Total deposits	234,915,884

(1)	On this table Mexico is classified under “Central and South America”.

The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of $100,000 or more for the year ended December 31, 2005. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	At December 31, 2005

	Domestic	International	Total

	(in thousands of euros)
Under 3 months	6,760,049	22,632,229	29,392,278
3 to 6 months	2,509,060	3,488,589	5,997,649
6 to 12 months	4,015,927	4,561,640	8,577,567
Over 12 months	2,968,682	5,768,118	8,736,800

Total	16,253,718	36,450,576	52,704,294

The aggregate amount of deposits held by non-resident depositors (banks and customers) in our domestic branch network was €31.9 million (under previous Spanish GAAP), €18.7 million and €64.4 million at December 31, 2003, 2004 and 2005.

Back to Contents

Short-term Borrowings

	(IFRS) At December 31,

	2004		2005

	Amount	Avg. Rate	Amount	Avg. Rate

	(in thousands of euros except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury notes and bills):
At December 31	67,856,642	1.55%	126,201,890	3.55%
Average during year	62,726,813	3.24%	91,458,502	3.65%
Maximum month-end balance	69,575,864	—	129,563,533	—
Other short-term borrowings:
At December 31	18,727,698	2.66%	25,157,976	2.34%
Average during year	14,975,003	2.26%	21,249,880	4.23%
Maximum month-end balance	18,752,237	—	26,688,044	—
Total short-term borrowings at year-end	86,584,340	1.79%	151,359,866	3.35%

The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under IFRS. For a description of the main differences between both accounting standards, see Note 57 to our consolidated financial statements.

	(Previous Spanish GAAP) At December 31,

	2003

	Amount	Avg. Rate

	(in thousands of euros except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury notes and bills):
At December 31	69,992,000	2.85%
Average during year	64,299,341	3.13%
Maximum month-end balance	72,291,382	—
Other short-term borrowings:
At December 31	15,602,313	1.78%
Average during year	13,758,824	2.04%
Maximum month-end balance	15,745,228	—
Total short-term borrowings at year-end	85,594,313	2.66%

Competition

We face strong competition in all of our principal areas of operation from other banks, savings banks, credit co-operatives, brokerage houses, insurance companies and other financial services firms.

Banks

Two Spanish banking groups dominate the retail banking sector in Spain. These two groups are headed by Banco Bilbao Vizcaya Argentaria, S.A. and Santander.

At the end of December 2005, these two Spanish banking groups accounted for approximately 60.2% of loans and 64.1% of deposits of all Spanish banks, which in turn represented 29.4% of loans and 29.2% of deposits of the financial system, according to figures published by the Spanish Banking Association (AEB) and the Confederación Española de Cajas de Ahorro (“CECA”). These banking groups also hold significant investments in Spanish industry.

Back to Contents

Foreign banks also have a presence in the Spanish banking system as a result of liberalization measures adopted by the Bank of Spain since 1978. At December 31, 2005, there were 65 foreign banks (of which 57 were from European Union countries) with branches in Spain. In addition, there were 21 Spanish subsidiary banks of foreign banks (of which 16 were from European Union countries).

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
•

program of activities, setting out the types of business envisaged, the administrative and accounting organization and the internal control procedures, including those established to prevent money laundering transactions,

•	list of the persons who will be members of the first board of directors and of the senior management,
•	list of partners with significant holdings; and
•	detailed description of the banking, tax and anti-money laundering regulations of the State where it will be located.

The opening of branches outside Spain requires prior application to the Bank of Spain, including information about the State where the branch will be located, the address, program of activities and names of the branch’s managers. The opening of representative offices requires prior notice to the Bank of Spain detailing the activities to perform.

Back to Contents

In addition, we face strong competition outside Spain, particularly in Argentina, Brazil, Chile, Mexico, Portugal and the United Kingdom.

Abbey’s main competitors are established UK banks, building societies and insurance companies and other financial services providers (such as supermarket chains and large retailers). In recent years, customer access, choice and mobility have increased.

Savings Banks

Spanish savings banks (“Cajas de Ahorros”) are mutual organizations which engage in the same activities as banks, but primarily take deposits and make loans, principally to individual customers and small to medium-sized companies. The Spanish savings banks provide strong competition for the demand and savings deposits which form an important part of our deposit base. Spanish savings banks, which traditionally were regional institutions, are permitted to open branches and offices throughout Spain. In the last few years, mergers among savings banks increased. The Spanish savings banks’ share of domestic deposits and loans were 61.4% and 51.3%, at December 31, 2005.

Credit Co-operatives

Credit co-operatives are active principally in rural areas. They provide savings and loan services including financing of agricultural machinery and supplies.

Brokerage Services

We face competition in our brokerage activities in Spain from brokerage houses of other financial institutions.

Spanish law provides that any investment services company authorized to operate in another Member State of the European Union may conduct business in Spain from an office outside Spain, once the National Securities Market Commission (Comisión Nacional del Mercado de Valores – “CNMV”) receives notice from the institution’s home country supervisory authority about the institution’s proposed activities in Spain.

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

Back to Contents

•

the General Council of the European Central Bank, comprised of the President and Vice-President of the European Central Bank and the governors of the national central banks of the 25 European Union Member States.

The Governing Council is the body in charge of formulating monetary policy for the euro area and adopting the guidelines and decisions necessary to perform the Euro system’s tasks. The Executive Board is the body in charge of implementing the monetary policy for the euro area laid out by the Governing Council and providing the instructions necessary to carry out monetary policy to the euro area national central banks.

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

Since January 1, 1999, the Bank of Spain has performed the following basic functions attributed to the European System of Central Banks:

•	executing the European Union monetary policy;
•	conducting currency exchange operations consistent with the provisions of Article 109 of the Treaty on European Union, and holding and managing the States’ official currency reserves;
•	promoting the sound working of payment systems in the euro area; and
•	issuing legal tender bank notes.

Notwithstanding the European Monetary Union, the Bank of Spain continues to be responsible for:

•	maintaining, administering and managing the foreign exchange and precious metal reserves;
•	promoting the sound working and stability of the financial system and, without prejudice to the functions of the European System of Central Banks, of national payment systems;
•	placing coins in circulation and the performance, on behalf of the State, of all such other functions entrusted to it in this connection;
•	preparing and publishing statistics relating to its functions, and assisting the European Central Bank in the compilation of the necessary statistical information;
•

rendering treasury services to the Spanish Treasury and to the regional governments, although the granting of loans or overdrafts in favor of the State, the regional governments or other bodies referred to in Article 104 of the European Union Treaty, is generally prohibited;

•	rendering services related to public debt to the State and regional governments; and
•	advising the Spanish Government and preparing the appropriate reports and studies.

The Bank of Spain has the following supervisory powers over Spanish banks, subject to applicable laws, rules and regulations issued by the Spanish Government and its Ministry of Economy and Finance:

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

Back to Contents

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

Liabilities of institutions subject to the Liquidity Ratio and liabilities of the European Central Bank and national central banks of a participating Member State of the European Monetary Union are not included in the base of “Qualifying Liabilities”.

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

The Spanish capital adequacy requirements distinguish between “basic” and “complementary” capital and require certain ratios of basic and total capital to risk-weighted assets. Basic capital generally includes ordinary shares, non-cumulative preferred securities and most reserves, less interim dividends, goodwill and intangible assets, treasury stock and financing for the acquisition (by persons other than the issuer’s employees) of the issuer’s shares. Complementary capital generally includes cumulative preferred securities, revaluation and similar reserves, dated and perpetual subordinated debt, generic credit allowances and capital gains.

The Bank’s total capital is reduced by certain deductions that need to be made with respect to its investments in other financial institutions.

The computation of both basic and complementary capital is subject to provisions limiting the type of stockholding and the level of control which these stockholdings grant to a banking group. The level of dated subordinated debt taken into account for the calculation of complementary capital may not exceed 50% of basic capital, the level of non-cumulative preferred securities may not exceed 30% of basic capital, the level of hybrid securities may not exceed 15% of basic capital and the total amount of complementary capital admissible for computing total capital may not exceed the total amount of basic capital.

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

Back to Contents

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

•	certain securitized debt related to the Spanish nuclear moratorium;
•	debt securities of Spanish autonomous communities and local councils (provided such securities have been approved by the Spanish Government); and
•	credits given in the debtors’ local currency against, or guaranteed by governments or central banks of such other countries not mentioned above subject to certain exceptions.
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

Spanish regulations provide that, if certain requirements are met, Spanish banks may include the net credit exposure arising from certain interest rate -and foreign exchange-related derivative contracts (rather than the entire notional amount of such contracts) in their total risk-adjusted assets for purposes of calculating their capital adequacy ratios.

At December 31, 2005, our eligible capital exceeded the minimum required by the Bank of Spain by approximately €10.4 billion. Our Spanish subsidiary banks were, at December 31, 2005, each in compliance with these capital adequacy requirements, and all our foreign subsidiary banks were in compliance with their local regulation.

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

The Basel Committee on Banking Regulations and Supervisory Practices, which includes the supervisory authorities of thirteen major industrial countries, has adopted an international framework (the “Basel Accord”) for capital measurement and capital standards of banking institutions. The framework provides:

•	definitions for “Tier 1” capital and “Tier 2” capital;
•	a system for weighting assets and off-balance sheet items according to credit risk; and
•

a requirement that banks engaged in international operations maintain Tier 1 capital of at least 4% of risk-weighted assets and “total” capital (Tier 1 capital plus up to an equal amount of Tier 2 capital) of at least 8% of risk-weighted assets.

As described above, the capital adequacy of Spanish banks is regulated by European Union directives applicable to the Spanish banking system as well as to the banking systems of other European Union Member States. Certain European Union Member States are parties to the Basel Accord. Spain joined the Accord on February 1, 2001. Each national authority which is a party to the Basel Accord has implemented the Accord in a significantly different fashion. The capital requirements imposed by the Basel Accord are in many respects similar to those imposed by European Union directives, Spanish law and the Bank of Spain. Based purely on the capital framework itself, and making assumptions that we consider appropriate, we estimate that, at December 31, 2005, we had (1) a total capital to risk-weighted assets ratio of 12.94%, and (2) a Tier 1 capital to risk-weighted assets ratio of 7.88%.

Back to Contents

After continuing consultation, the Basel Committee has developed a new framework to replace the 1988 Capital Accord, which the European Union has adopted and issued as Capital Adequacy Directive Three. The Basel Committee on Banking Supervision on June 26, 2004 published the Basel 2 Accord which amends the Basel 1 1988 Accord. Basel 2 promotes more risk sensitive approaches to the determination of minimum regulatory capital requirements which would further strengthen the soundness and stability of the international banking system. Banks will be able to choose between three levels of sophistication to calculate regulatory capital for credit and operational risk and this will change the way that many banks evaluate, measure and report capital adequacy. To ensure that the most appropriate approaches are being used, banks are incentivized to move to the more sophisticated methods by a reduction in the regulatory capital charge. Under the current timetable, the new Accord will become fully effective at the end of 2007.

The Basel 2 Capital Accord will be implemented into European Union law through the Capital Requirements Directive which was passed through its first reading by the Council of Ministers and the European Parliament on October 27, 2005.

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

Legal Reserve and Other Reserves

Spanish banks are subject to legal and other restricted reserves requirements. In addition, we must allocate profits to certain other reserves as described under Note 33 to our consolidated financial statements.

Allowances for Credit Losses and Country-Risk

For a discussion of Bank of Spain regulations relating to allowances for credit losses and country-risk, see “Item 4. Information on the Company—B.Business Overview—Selected Statistical Information—Classified Assets—Bank of Spain Classification Requirements”.

Employee Pension Plans

At December 31, 2005, our pension plans were all funded according to Bank of Spain requirements. See Note 25 to our consolidated financial statements.

Restrictions on Dividends

We may only pay dividends (including interim dividends) if such payment is in compliance with the Bank of Spain’s minimum capital requirement (described under “Item 4. Information on the Company—B. Business Overview—Capital Adequacy Requirements”) and other requirements or, as described below, under certain circumstances when we have capital that is 20% or less below the Bank of Spain’s minimum capital requirements.

If a banking group meets this capital requirement, it may dedicate all of its net profits to the payment of dividends, although in practice Spanish banks normally consult with the Bank of Spain before declaring a dividend. Even if a banking group meets the capital requirement as a group, any consolidated Spanish credit entity that is a subsidiary that does not meet the capital requirement on its own will be subject to the limitations on dividends described below. If a banking group or any Spanish credit entity subsidiary of the group has capital that is 20% or less below the Bank of Spain’s minimum capital requirement, it must devote an amount of net profits (at least 50%) determined by the Bank of Spain to reserves, and dividends may be paid out of the remainder only with the prior approval of the Bank of Spain. If the capital is 20% or more below the minimum requirement, it may not pay any dividends and must allocate all profits to reserves. In the case of a banking group failing to meet the capital requirement, however, consolidated subsidiaries in the group may pay dividends without restriction, so long as they are at least 90% owned by group companies and, if they are credit entities, independently comply with the capital requirement.

Back to Contents

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

At December 31, 2005, the Bank and its domestic bank subsidiaries were members of the FGD and thus were obligated to make annual contributions to it.

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

Back to Contents

Recent Legislation

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

Royal Decree 1777/2004 further developed Royal Decree Law 4/2004 relating to corporate income tax.

On July 30, 2004, Royal Decree 1778/2004 was approved, introducing reporting obligations for (i) preferred participations and other debt instruments and (ii) certain income generated by individuals in the European Union.

Royal Legislative Decree 6/2004, consolidated the existing legislation regarding the regulation and supervision of private insurance.

Circular 4/2004 (December 22, 2004) of the Bank of Spain to financial institutions sets standards on public and restricted information and official forms for financial statements, in order to adapt the accounting system of Spanish credit institutions to IFRS. See “Item 3. Key Information –D. Risk factors”.

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

Circular 1/2005 of the CNMV, amends the official forms used to report periodic public information of the companies whose securities are traded on Spanish Stock Exchanges.

Law 6/2005 (April 22) relates to solvency and liquidation of credit entities.

Law 5/2005 (April 22) on supervision of financial conglomerates, amends other laws applicable to the financial sector. This law partially implements the Directive 2002/87/EC of the European Parliament and of the Council on the supplementary supervision of credit institutions, insurance undertakings and investment firms in a financial conglomerate. The two objectives of this law are (i) to establish a specific regime of prudential supervision for financial conglomerates that provide services and products in different sectors of the financial markets and (ii) to harmonize the existing sectorial rules between the different groups with homogeneous financial activities, such as credit institutions, insurance undertakings and investment firms with the rules of the financial conglomerates.

Royal Decree 1309/2005 (November 4) approves the regulations of Law 35/2003 referred for undertakings of collective investments, and adapts the tax regime of such undertakings.

Royal Decree 1310/2005 (November 4) partially develops title III and IV of the Securities Market Law, in relation to the admission to trading of securities in Spanish official secondary markets, the public offerings of securities and the prospectus required to those effects. This Royal Decree completes the implementation into Spanish law of the EU Prospectus Directive (2003/71/EC), relating to the prospectus that must be published when securities are offered to the public or admitted to trading.

Law 19/2005 (November 14), on the European public limited-liability companies domiciled in Spain, encourages the establishment of this new corporate form in the Spanish legal system. It makes the relevant amendments to the Spanish “Ley de Sociedades Anónimas” (“Companies Law”) and to the Securities Market Law, to implement the Council Regulation number 2157/2001/EC on the Statute for the European public limited-liability company.

Back to Contents

Law 25/2005 (November 24) regulates capital risk entities and their management companies and introduces a more flexible legal framework for such entities.

Royal Decree 1332/2005 (November 11) develops Law 5/2005 and amends other laws relating to supervision of financial conglomerates. This Royal Decree implements the Directive 2002/87/EC of the European Parliament and of the Council on the supplementary supervision of credit institutions, insurance undertakings and investment firms in a financial conglomerate, which was initially implemented by Law 5/2005.

Royal Decree 1333/2005 (November 11) develops the Securities Market Law and completes the implementation of the European community regulation relating to market abuse. This Royal Decree on market abuse refers to the definition and public disclosure of insider dealing and the definition of market manipulation, the notification of managers’ transactions, and the fair presentation of investment recommendations and the disclosure of conflicts of interest.

Also, please see our above discussion of the New Basel Capital Accord under “Capital Adequacy Requirements”.

United Kingdom Regulation

FSA

Since our acquisition of Abbey in 2004, Abbey has continued to be regulated by the UK Financial Services Authority. Our branch in the United Kingdom is also regulated by the Financial Services Authority. The Financial Services Authority is the single statutory regulator responsible for regulating deposit taking, mortgages, insurance and investment business pursuant to the Financial Services and Markets Act 2000. It is a criminal offense for any person to carry on any of the activities regulated under this Act in the United Kingdom by way of business unless that person is authorized by the Financial Services Authority or falls under an exemption.

The Financial Services Authority has authorized Abbey, as well as some of its subsidiaries, to carry on certain regulated activities. The regulated activities they are authorized to engage in depend upon permissions granted by the Financial Services Authority. The main permitted activities of Abbey and its subsidiaries are described below.

Mortgages

Lending secured on land at least 40% of which is used as a dwelling by an individual borrower or relative has been regulated by the Financial Services Authority since October 31, 2004. Abbey is authorized to enter into, advise and arrange regulated mortgage contracts.

Banking

Deposit taking is a regulated activity that requires a firm to be authorized and supervised by the Financial Services Authority. Abbey has permission to carry on deposit taking as do several of its subsidiaries, including Abbey National Treasury Services plc and Cater Allen Limited.

Insurance

United Kingdom banking groups may provide insurance services through other group companies. Insurance business in the United Kingdom is divided between two main categories: long-term assurance (whole life, endowments, life insurance investment bonds) and general insurance (building and contents cover and motor insurance). Under the Financial Services and Markets Act 2000, effecting or carrying out any contract of insurance, whether general or long-term, is a regulated activity requiring authorization. Life insurance mediation has been subject to regulation for many years. Brokering of long-term insurance (for example, critical illness) became regulated on October 31, 2004. General insurance mediation has been subject to regulation by the Financial Services Authority since January 14, 2005.

Abbey has a number of subsidiaries which are authorized by the Financial Services Authority to effect contracts of insurance. Abbey also acts as a broker, receiving commissions for the policies arranged.

Back to Contents

Investment business

Investment business such as dealing in, arranging deals in, managing and giving investment advice in respect of most types of securities and other investments, including options, futures and contracts for differences (which would include interest rate and currency swaps) and long-term assurance contracts are all regulated activities under the Financial Services and Markets Act 2000 and require authorization by the Financial Services Authority.

Abbey and a number of its subsidiaries have permission to engage in a wide range of wholesale and retail investment businesses including selling certain life assurance and pension products, unit trust products and Individual Savings Accounts (tax exempt saving products) and providing certain retail equity products and services.

OFT

The Office of Fair Trading in the United Kingdom (“OFT”) has a role in ensuring that business practices are fair and competitive.

The Office of Fair Trading Payments Systems Task Force was established to consider issues relating to competition, innovation and efficiency in the UK payments systems. Its initial focus is on a faster electronic payments scheme in the UK.

The OFT also has the power to investigate terms in consumer contracts which are reported as unfair.

United States Regulation

By virtue of the operation of our branch in New York City, our agency in Miami and Banesto’s branch in New York City, as well as our ownership of a bank in Puerto Rico, we are subject to the U.S. Bank Holding Company Act of 1956, as amended, and the U.S. International Banking Act of 1978, as amended. These statutes impose limitations on the types of business conducted by us in the United States and on the location and expansion of our banking business in the United States. We are subject to supervision and regulation by the Board of Governors of the Federal Reserve System. In addition, our branch and agency offices are subject to supervision and regulation by state banking departments in the states in which they operate, and Sovereign is subject to supervision and regulation as a savings-and-loan holding company by the Office of Thrift Supervision.

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

The European Monetary Union has had a significant effect upon foreign exchange and bond markets and has involved modification of the internal operations and systems of banks and of inter-bank payments systems. Since January 1, 1999, the start of Stage III, see “Item 4. Information on the Company—B. Business Overview — Supervision and Regulation—Bank of Spain and the European Central Bank,” Spanish monetary policy has been affected in several ways. The euro has become the national currency of the twelve participating countries and the exchange rates between the currencies of these countries were fixed to the euro. Additionally, the European System of Central Banks became the entity in charge of the European Union’s monetary policy.

C. Organizational structure.

Banco Santander Central Hispano, S.A. is the parent company of the Group which was comprised at December 31, 2005 of 664 companies that consolidate by the global integration method. In addition, there are 99 companies that are accounted for by the equity method.

See Exhibits I, II and III to our consolidated financial statements included in this Form 20-F, for details on our consolidated and non-consolidated companies.

Back to Contents

D. Property, plant and equipment.

During 2005, the Bank and its bank subsidiaries either leased or owned premises in Spain and abroad, which at December 31, 2005 included 4,510 branch offices in Spain and 5,691 abroad. See Note 16 to our consolidated financial statements.

Item 4A.     Unresolved Staff Comments

As of the date of filing of this annual report on Form 20-F, we have not received any written comments from the SEC regarding our periodic reports that remain unresolved.

Item 5.      Operating and Financial Review and Prospects

Critical Accounting Policies

Our primary financial statements have, for the first time, been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”), which also comply with International Financial Reporting Standards as issued by International Accounting Standards Board (“IASB”). A broader and more detailed description of the accounting policies we employ is shown in Notes 1 and 2 to our consolidated financial statements.

The date of our transition to IFRS and the date of our opening IFRS balance sheet was January 1, 2004. Additional information about the transition from previous Spanish GAAP to IFRS may be found in Note 57 to our consolidated financial statements. On initial adoption of IFRS, the main exemptions applied by us from the requirements of IFRS and from their retroactive application as permitted by IFRS 1 “First-time Adoption of International Financial Reporting Standards” (IFRS 1) were as follows:

1.

Cumulative exchange differences: previous cumulative exchange differences of all foreign operations, which amounted to €3,254 million, were definitively charged against reserves as of January 1, 2004. There was no impact on stockholders’ equity.

2.

Derecognition of financial instruments: financial assets and liabilities derecognized at December 31, 2003 under previous Spanish GAAP were not recognized in the opening balance sheet. The impact of this exemption is not significant.

3.

Non-current assets held for sale: the allowances recorded for foreclosed assets existing at January 1, 2004 and still held at the reporting date reduced the value of these assets. This change has no impact on our financial statements.

4.

Business combinations: the accounting treatment of business combinations discussed in Note 2-b to our consolidated financial statements is not applicable to business combinations performed prior to January 1, 2004. The impact of this exemption on our financial statements can not be calculated without making assumptions with significant uncertainty.

Additionally, the application of certain IFRS accounting principles requires a significant amount of judgment based upon estimates and assumptions that could involve significant uncertainty at the time they are made (see Note 1-c to our consolidated financial statements). Also changes in assumptions may have a significant impact on the financial statements in the periods where assumptions are changed. Following our accounting procedures, these judgments or changes in assumptions are submitted to our Audit and Compliance Committee and/or to our regulatory authorities and are disclosed in the notes to our consolidated financial statements.

Management bases its estimates and judgment on historical experience and on various other factors that are believed to be reasonable under these circumstances. Actual results may differ from these estimates under different assumptions and conditions.

Back to Contents

We believe that of our significant accounting policies, the following may involve a high degree of judgment:

Fair value of financial instruments

Trading assets or liabilities, financial instruments that are classified at fair value through profit or loss, available for sale securities, and all derivatives, are recorded at fair value on the balance sheet. The fair value of financial instruments is the value at which the financial instrument could be bought or sold in a current transaction between willing parties. If a quoted market price is available for an instrument, the fair value is calculated based on the market price.

If there is no market price for a given financial asset, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, on the basis of valuation techniques sufficiently used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

We use derivative financial instruments for both trading and non-trading activities. The principal types of derivatives used are interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross currency swaps, equity index futures and equity options. The fair value of standard derivatives is calculated based on market price.

The fair value of over-the-counter (“OTC”) derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models and other methods. Financial derivatives whose underlyings are equity instruments the fair value of which cannot be reliably measured and which are settled through delivery thereof are measured at cost. The determination of fair value requires us to make estimates and certain assumptions. If quoted market prices are not available, we have to calculate the fair value from commonly used pricing models that consider contractual prices for the underlying financial instruments, yield curves and other relevant factors. Our use of different estimates or assumptions in these pricing models could lead to different amounts being recorded in our consolidated financial statements.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

Following is a summary of the various valuation techniques used by us to measure the financial instruments included in “Financial Assets Held for Trading” and “Other Financial Assets at Fair Value through Profit or Loss” on the asset side of the consolidated balance sheet and in “Financial Liabilities Held for Trading”, “Financial Liabilities at Fair Value through Profit or Loss” and “Financial Liabilities at Fair Value through Equity” on the liability side of the consolidated balance sheet at December 31, 2005:

Market Value Based on:	Assets	Liabilities

Public price quotations in active markets	61.3%	35.2%
Internal valuation models with observable market data	38.5%	64.5%
Internal valuation models with non-market data	0.2%	0.3%

	100.0%	100.0%

Allowances for credit losses

Financial assets accounted for at amortized cost and contingent liabilities are assessed for objective evidence of impairment and required allowances and provisions are estimated in accordance with IAS 39. Impairment exists if the book value of a claim or a portfolio of claims exceeds the present value of the cash flows actually expected in future periods.

Impairment losses on these impaired assets and contingent liabilities are assessed as follows:

•	Individually, for all significant debt instruments and for instruments which, although not material, are not susceptible to being classified in homogeneous groups of instruments with similar risk characteristics: instrument type, debtor’s industry and geographical location, type of guarantee or collateral, and age of past-due amounts, taking into account: (i) the present value of future cash flows, discounted at an appropriate discount rate; (ii) the debtor’s financial situation; and (iii) any guarantees in place.

•	Collectively in all other cases. We classify transactions on the basis of the nature of the obligors, the conditions of the countries in which they reside, transaction status and type of collateral or guarantee, and age of past-due amounts. For each risk group, we establish the appropriate impairment losses (“identified losses”) that must be recognized.

•	Additional allowance for credit losses: Additionally, we recognize an impairment allowance for credit losses taking into account the historical loss experience and other circumstances known at the time of assessment. For these purposes, credit losses are losses incurred at the reporting date calculated using statistical methods that have not yet been allocated to specific transactions.

The Group has implemented a methodology which complies with IFRS and is consistent with by the Bank of Spain requirements related to the determination of the level of provisions required to cover inherent losses. The aforementioned methodology takes as the first step the classification of portfolios considered as normal risk (debt instruments not valued at their fair value with changes in the income statement, as with contingent risks and contingent commitments) in the following groups, according to the associated level of risk:

(i)	No appreciable risk.

(ii)	Low risk.

(iii)	Medium-low risk.

(iv)	Medium risk.

(v)	Medium-high risk.

(vi)	High risk.

Once the portfolios have been classified in the aforementioned groups, the Bank of Spain, based on its experience and the information available to it with respect to the Spanish banking sector, has determined the method and amount of the parameters that entities should apply in the calculation of the provisions for inherent losses in debt instruments and contingent risks classified as normal risk.

The methodology of the calculation establishes that the charge for inherent losses to be made in each period will be equal to: (i) the sum of multiplying the value, positive or negative, of the variation in the period of the balance of each class of risk by the constant α corresponding to that class, plus (ii) the sum of multiplying the total amount of the operations included in each class at the end of the period by the relevant β, minus (iii) the amount of the net charge for the specific provision made in the period.

The parameters α and β as determined by Bank of Spain's guidance take into account historic inherent losses and adjustments to reflect the current economic circumstances.

The provision for credit losses recorded by the Santander Group as at December 31, 2005, taking into account this methodology as outlined above, was €8,213 million.

Back to Contents

Additionally, and with the objective of ensuring that the provisions resulting from the application of the statutory criteria are reasonable, our Group estimates the provisions to be made to create these allowances using models based on our own credit loss experience and management’s estimates of future credit losses. The Group has developed internal risk models, based on historical information available for each country and type of risk (homogenous portfolios); a full disclosure of our credit risk management system is included in Item 11. Quantitative and Qualitative Disclosures about Market Risk Part 3. Credit Risk. These models produce a range of results that comprises the level of provisions that we arrive to using the model established by the Bank of Spain as explained below. These internal models may be applied in future periods but are subject to local regulatory review (the Bank of Spain). In order for each internal model to be considered valid by the local regulator, the calculation should be methodologically correct, and be supported by historical information which covers at least one complete economic cycle and stored in databases which are consistent with information that has been audited by both the Group Internal Audit function and external Auditors.

With respect to this matter, since 1993 the Group has employed its own models for assigning solvency and internal ratings, which aim to measure the degree of risk of a client or transaction. Each rating corresponds to a certain probability of default or non-payment, based on the Group’s past experience. The development of the internal model has led to the introduction of databases that can be used to accurately estimate the risk parameters required in the calculation of capital and expected loss, following best practices on the market and the guidelines of the New Capital Accord (Basel II).

Generally speaking, although there should be no substantial difference in the calculation of loan allowances between IFRS and U.S. GAAP, however, the Bank has included in the reconciliation of stockholders equity and net income a difference between IFRS and U.S. GAAP related to the determination of allowance losses not allocated to specific loans.

According to U.S. GAAP, the loan loss allowance should represent the best estimate of probable losses in possible scenarios. Under IFRS and following Bank of Spain’s regulations, the Bank has additionally applied the statistical percentages obtained from historical trends as determined by the Bank of Spain’ guidance (Circular). As a result, the loan allowances not allocated to specific loans, as determined by the Circular, are higher than those meeting the requirements of U.S. GAAP, being the amounts determined under both GAAP within the range of possible estimated losses calculated internally by the Group.

The estimates of the portfolio’s inherent risks and overall recovery vary with changes in the economy, individual industries, countries and individual borrowers’ or counterparties’ ability and willingness to repay their obligations. The degree to which any particular assumption affects the allowance for credit losses depends on the severity of the change and its relationship to the other assumptions.

Key judgments used in determining the allowance for loan losses include: (i) risk ratings for pools of commercial loans and leases, (ii) market and collateral values and discount rates for individually evaluated loans, (iii) product type classifications for consumer and commercial loans and leases, (iv) loss rates used for consumer and commercial loans and leases, (v) adjustments made to assess current events and conditions, (vi) considerations regarding domestic, global and individual countries economic uncertainty, and (vii) overall credit conditions.

CLASSIFICATION DIFFERENCES BETWEEN IFRS AND U.S. GAAP

Credit losses are generally recognized through provisions to allowances for credit losses, well before the removal from the balance sheet. Under certain unusual circumstances (for example: bankruptcy, insolvency, etc.), the loss could be directly recognized through write-offs.

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

According to Bank of Spain requirements non-performing loans must be 100% provisioned (hence all the credit loss recognized) when they are more than 24 months overdue (more than 6 years in secured mortgage loans).

When a loan is deemed partially uncollectible, the credit loss is charged against earnings through provisions to credit allowances instead of through partial write-offs of the loan, since Bank of Spain does not permit partial write-offs of impaired loans. If a loan becomes entirely uncollectible, its allowance is increased until it reaches 100% of the loan balance. Generally speaking, credit loss recognition under IFRS and U.S. GAAP are similar.

The credit loss recognition process is independent of the process for the removal of impaired loans from the balance sheet. The entire loan balance is kept on the balance sheet until any portion of it has been classified as non-performing for 4 years, or up to 6 years for some secured mortgage loans (maximum period established in the Bank of Spain regulations), depending on our management’s view as to the recoverability of the loan. After that period the loan balance and its 100% specific allowance are removed from the balance sheet and recorded in off-balance sheet accounts, with no resulting impact on net income attributable to the Group at that time. Under U.S. GAAP, this loan would be removed from the balance sheet earlier.

An additional allowance for credit losses attributed to the remaining portfolio is established via a process that considers the potential loss inherent in the portfolio. Also, an allowance is recorded for those exposures where the transfer risk adds some doubts as to the collection of debts (the Country-risk Allowance).

Given that loans are presented on the balance sheet net of their credit allowances, there are no significant differences of presentation in the amounts disclosed on the balance sheet under IFRS or U.S. GAAP. However, our non-performing loans under IFRS include balances that would have been removed from the balance sheet under U.S. GAAP. This classification difference is precisely the specific allowance for credit losses, which does not exist under U.S. GAAP.

Impairment of goodwill

Management, as explained in Notes 2 and 17 to our consolidated financial statements, have to consider at least annually (or whenever there is any indication of impairment), whether the current carrying value of goodwill is impaired (i.e. a potential reduction in its recoverable value to below its carrying amount). An impairment loss recognized for goodwill may not be reversed in a subsequent period.

The first step of the impairment review process requires the identification of the cash-generating units (a CGU is the smallest identifiable group of assets that, as a result of continuing operations, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). The goodwill is then allocated to these cash-generating units; this allocation is reviewed following business reorganization. The carrying value of the cash-generating unit, including the allocated goodwill, is compared to its fair value to determine whether any impairment exists. To calculate these fair values, management may use quoted prices, if available, appraisals made by independent external experts or internal estimations.

Assumptions about expected future cash flows require management to make estimations and judgments. For this purpose, management analyzes the following: (i) certain macroeconomic variables that might affect its investments (including population data, political situation, economic situation as well as the banking system’s penetration level); (ii) various microeconomic variables comparing our investments with the financial industry of the country in which we carry on most of our business activities (breakdown of the balance sheet, total funds under management, results, efficiency ratio, capital ratio, return on equity, among others); and (iii) the price earnings (P/E) ratio of the investments as compared with the P/E ratio of the stock market in the country in which the investments are located and that of comparable local financial institutions.

Back to Contents

The goodwill impairment testing in 2005 indicated that none of the goodwill was impaired. In 2004 we recorded goodwill impairment losses of €138.2 million under IFRS (mainly related to our investments in Venezuela and Colombia, which were adjusted in prior years for U.S. GAAP reconciliation purposes).

Retirement Benefit Obligations

We provide pension plans in most parts of the world. For defined contributions plans, the pension cost registered in the consolidated income statement represents the contribution payable to the scheme. For defined benefit plans, the pension cost is assessed in accordance with the advice of a qualified external actuary using the projected unit credit method. This cost is annually charged to the consolidated income statement.

The actuarial valuation is dependent upon a series of assumptions, the key ones being as follows:

•	assumed interest rates;
•	mortality tables;
•	annual social security pension revision rate;
•	price inflation;
•	annual salary growth rate, and
•	the method used to calculate vested commitments to current employees.

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date, adjusted for any historic unrecognized actuarial gains or losses and past service cost, is recognized as a liability in the balance sheet.

Further information on retirement benefit obligations is set out in Notes 2 and 25 to our consolidated financial statements.

Significant accounting policies with respect to our reconciliation from IFRS to U.S. GAAP

We include a reconciliation of net income and stockholders’ equity between our primary financial statements under IFRS and U.S. GAAP within Note 58 to our consolidated financial statements. The preparation of this reconciliation requires management to consider accounting policies under U.S. GAAP to determine whether or not a difference in GAAP exists, and to quantify the amount of that difference where appropriate. These policies may also be based on difficult or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances.

Unless indicated otherwise, all of the significant accounting policies identified above, are equally critical to the preparation of the U.S. GAAP reconciliation, and involve similar judgment and assumptions by management.

Business combinations and goodwill

Goodwill and intangible assets include the cost of acquired subsidiaries in excess of the fair value of the tangible net assets recorded in connection with acquisitions. Acquired intangible assets include core deposits, customer lists, brands and assets under management. Accounting for goodwill and acquired intangible assets requires management’s estimate regarding: (1) the fair value of the acquired intangible assets and the initial amount of goodwill to be recorded, (2) the amortization period (for identified intangible assets other than goodwill) and (3) the recoverability of the carrying value of acquired intangible assets.

To determine the initial amount of goodwill to be recorded upon an acquisition, we have to determine the consideration and the fair value of the net assets acquired. We use independent appraisers and our internal analysis, generally based on discounted cash flow techniques, to determine the fair value of the net assets acquired and non-cash components of the consideration paid. The actual fair value of net assets acquired could differ from the fair value determined, resulting in an under- or over-statement of goodwill.

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

Back to Contents

The amortization period under U.S. GAAP is reviewed annually in light of the above factors for acquired intangible assets. In making these assumptions, we consider historical results, adjusted to reflect current and anticipated operating conditions. Because a change in these assumptions can result in a significant change in the recorded amount of acquired intangible assets, we believe the accounting for business combinations is one of our critical accounting estimates.

In 2004, we acquired Abbey. As a result of this transaction a significant amount of goodwill was registered (see Note 17 to our consolidated financial statements). As the business combination was performed close to the end of the year and because of the complexity of the process, the determination of goodwill for U.S. GAAP purposes as well as the identification and recognition of intangible assets was not yet concluded. Management required an independent appraisal for the intangible assets identification and valuation. In 2005, as a result of these appraisals, we revised our allocation of the goodwill resulting from the Abbey acquisition. As a result, the goodwill in acquisition under U.S.GAAP was €1,437,078 thousand lower than the IFRS calculation. See details of the revision in Note 58.6.H to our consolidated financial statements.

In 2005 we have not recorded any goodwill impairment losses under U.S. GAAP.

Investment Securities

Under IFRS when there is evidence that a reduction in the fair value of a debt security is due to impairment, the unrealized loss is charged to net income but, if afterwards it recovers its value, the impairment losses are subsequently reversed. The process is similar in the case of equity securities except that any recovery in the value of the equity security is registered as a positive valuation adjustment with no profit being recognized.

Under U.S. GAAP, impairment losses cannot be reversed, and the criterion to determine if other-than-temporary impairment exists is different.

We conduct reviews to assess whether other-than-temporary impairment exists. These reviews consist (i) on the identification of the securities that maintain impairments during the last six months, and (ii) on the determination of the value of the impairment that is not expected to be easily recovered. Changing global and regional conditions and conditions related to specific issuers or industries, could adversely affect these values. Changes in the fair values of trading securities are recognized in earnings.

Variable Interest Entities

FIN 46-R defines and identifies “Variable Interest Entity” (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, (2) equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity or (3) equity investors that have voting rights that are not proportionate to their economic interests and substantially all the activities of the entity involved, or are conducted on behalf of, an investor with a disproportionately small voting interest. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. FIN 46-R requires evaluating many Special Purposed Vehicles and in some cases making some judgments.

Under IFRS, these companies are consolidated by using the global integration method or the proportional consolidation method. The use of one method instead of the other has no impact on the consolidated stockholders’ equity or on the consolidated net income attributable to shareholders. The adoption of FIN 46-R had no effect on stockholders’ equity or net income, but changed the consolidation perimeter under U.S. GAAP, requiring the consolidation of some entities that previously were not consolidated (such as some securitization vehicles) and excluding others that previously were consolidated. Most of these changes in the consolidation perimeter were the same as those arising in the first adoption of IFRS.

A. Operating results.

We have based the following discussion on our consolidated financial statements. You should read it along with these financial statements, and it is qualified in its entirety by reference to them. On January 1, 2005, the IFRS came into effect in Spain. As a result, our financial statements for the year ended December 31, 2005, have been prepared according to IFRS and the financial statements for the year ended December 31, 2004, have been restated according to the same criteria. We have identified the significant differences between IFRS and U.S. GAAP in Note 58 to our consolidated financial statements included in this annual report on Form 20-F. Note 58.3 also includes reconciliations to U.S. GAAP of net income and stockholders’ equity as reported in our consolidated financial statements. Note 54 to our consolidated financial statements includes financial information for our main business segments.

Back to Contents

In November 2004, we acquired 100% of the ordinary capital of Abbey. Our acquisition of Abbey was reflected on our financial statements as if the acquisition had occurred on December 31, 2004. Accordingly, Abbey’s assets and liabilities were consolidated into our balance sheet as of December 31, 2004, but Abbey’s results of operations had no impact on our income statement for the year ended December 31, 2004. Beginning January 1, 2005, Abbey’s results of operations were consolidated with the Group’s on our income statement.

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

General

We are a financial group whose main business focus is retail banking, complemented by asset management, insurance and global wholesale banking businesses.

Our main source of income is the interest that we earn from our lending activities, by borrowing funds from customers and money markets at certain rate and lending them to other customers at different rates. We also make money from the interest and dividends that we receive from our investments in fixed/variable income and equity securities and from our trading activities with such securities and derivatives, by buying and selling them to take advantage of current and/or expected differences between purchase and sale prices.

Another source of income is the commissions that we earn from the different banking and other financial services that we provide (credit and debit cards, insurance, account management, bill discounting, guarantees and other contingent liabilities, advisory and custody services, etc.) and from our mutual and pension funds management services.

In addition, an occasional source of income comes from the capital gains we can make from the selling of our holdings in Group companies.

2005 Overview

We believe that the following factors had a significant impact on our results of operations and financial condition as of and for the year ended December 31, 2005.

We conducted our business against a background of growth in the global economy of more than 4%. The United States and emerging markets in Asia, particularly China, were again the most dynamic regions. Latin America, which has enjoyed three straight years of robust growth, and Eastern Europe benefited from this expansion. Japan’s economy also continued to recover, and the Euro zone showed signs of improvement as well. The main risks facing this continued expansion are related to the U.S. current account deficit, historically high oil prices, an over-heated real estate market in some countries and consumer confidence.

The U.S. economy grew 3.5% in 2005. The Fed continued to increase its key interest rate, and more interest rate rises are expected given the economy’s strength.

Latin America, as a whole, grew 4% and ended the year with new signs of vitality and lower inflation in Mexico and Brazil, which produced further cuts in interest rates. The region’s currencies appreciated, backed by a positive international context and solid external accounts.

The Euro zone, as a whole, grew 1.4%. Business confidence data, the employment situation and that of companies heralded a faster pace of growth in the first months of 2006. Inflation, driven by oil prices, was 2.4%, above the European Central Bank’s 2% target. The European Central Bank is likely to further increase its repo rate after the increase made in November 2005 (to 2.25%) and in February 2006 (2.50%). The euro slid 13% against the dollar during 2005, ending the year at US$1.18/euro.

The Spanish economy grew 3.4% in 2005, 2% more than the Euro zone. The main drivers were consumption, construction and investment in capital goods, which offset the external sector’s negative contribution. The outlook points to a stabilization at this level, although inflation (4.2% year-on-year in January) and the current account deficit are still high.

Back to Contents

The UK economy consolidated the slight upturn in the summer (2.5% annualized growth in Q405), thanks to consumption and a still buoyant housing market. Inflation remains at around 2%. The Bank of England held its base rate at 4.5% after decreasing the rate by 25 basis points in August 2005.

Exchange rates had a positive impact of around 4% in 2005, both on earnings and on the balance sheet, as a result of the appreciation of most Latin American currencies.

In this environment, we expanded our business, strongly increased net operating income, made further progress in integrating Abbey, developed global projects and took steps to strengthen our position in order to face future challenges.

Results of Operations for Santander Group

The table below sets forth our results of operations in 2004 and 2005 (with and without consolidating Abbey). Our results of operations for the year ended December 31, 2005 include the consolidation of Abbey line by line and render such information incompatible to the comparable data for the year ended December 31, 2004. We have provided in the table below, and in certain other parts of this annual report, our pro forma results of operations for the year ended December 31, 2005 without consolidating Abbey. This is a non GAAP financial measure that we include in order to facilitate comparison of our results of operations for these periods.

	Year ended December 31

		2005

	2004	With Abbey	Without Abbey	Effect of Abbey in consolidation

	(in thousands of euros)
Net interest income	7,575,500	10,493,470	8,602,510	1,890,960
Gross income	14,055,247	19,807,285	16,020,255	3,787,030
Net operating income	6,661,576	9,284,923	7,877,138	1,407,785
Profit before tax	4,581,303	8,154,469	6,026,230	2,128,239
Profit from continuing operations	3,984,511	6,763,293	5,952,123	811,170
Consolidated profit for the year	3,996,234	6,749,770	5,938,600	811,170
Profit attributed to minority interests	390,364	529,666	529,666	—
Profit attributed to the Group	3,605,870	6,220,104	5,408,934	811,170

Summary

Net attributable income as reported in our consolidated financial statements for the year ended December 31, 2005 was €6,220.1 million, an increase of 72.5% from €3,605.9 million in 2004. The 2005 increase was mainly due to net capital gains, increases in net interest income, net fees and commissions, insurance activity and gains on financial transactions all of which were partially offset by increases in operating expenses, depreciation and amortization and corporate taxes.

Excluding Abbey, net attributable income for the year ended December 31, 2005 would have been €5,408.9 million, an increase of 50.0% from €3,605.9 million in 2004.

Capital gains from the sale of our stakes in RBS, Unión Fenosa and Auna amounted to €2,229 million.

Net Interest Income

Net interest income was €10,493.5 million in 2005, a 38.5% or €2,918.0 million increase from €7,575.5 million in 2004. Excluding dividends, net interest income was €10,157.9 million in 2005, a 41.3% or €2,971.4 million increase from €7,186.5 million in 2004.

The €2,918.0 million increase in net interest income is mainly due to the incorporation of Abbey (which accounts for €1,891.0 million of the increase) and, to a lesser extent, to increased business volumes both in Spain and abroad, as well as to the steps taken by our business units to defend customer spreads that offset the decrease in interest rates experienced in some countries.

Back to Contents

Average total earning assets were €667,119.1 million for the year ended December 31, 2005, a 93.5% or €322,281.5 million increase from €344,837.6 million for the same period in 2004. This increase was due to an increase of €46,240.1 million in the average balances of our domestic total earning assets (mainly due to an increase of €20,826.4 million in the average balances of our domestic loans and credits portfolio and an increase of €26,774.1 million in the average balances of other interest earning assets (mainly derivatives) partially offset by a decrease of €5,545.4 million in the average balances of our debt securities portfolio) and an increase of €276,041.4 million in the average balance of our international total earning assets (mainly due to an increase of €173,071.7 million in the average balances of our international loan and credit portfolio and an increase of €58,082.8 million in the average balances of our debt securities portfolio, increases which are mainly due to the incorporation of Abbey). Our loans and credits balance grew in Spain because of increased secured loans (mainly mortgage lending) and loans to companies resulting in part from continued low interest rates during 2005.

Our overall net yield spread decreased from 2.20% in 2004 to 1.57% in 2005. Domestic net yield spread decreased from 1.78% in 2004 to 1.35% in 2005. This change reflected continued pressure on margins in Spain which was offset by adjustments to our domestic asset mix. The margin pressure in Spain was due to continued low domestic interest rates as well as the continued effects of competition. Expanded volumes in our domestic loans and credits portfolio, which yielded relatively higher returns, improved our domestic asset mix. International net yield spreads decreased from 2.66% in 2004 to 1.69% in 2005 due primarily to the incorporation of Abbey, whose portfolios are affected by lower interest rates and lower margins than our operations in certain Latin American countries.

Share of Results of Entities Accounted for using the Equity Method

Share of results of entities accounted for using the equity method was €619.2 million in 2005, a 37.9% or €170.2 million increase from €449.0 million in 2004. Excluding dividends from companies accounted for by the equity method, share of results of entities accounted for using such method was €438.0 million in 2005, a 60.7% or €165.4 million increase from €272.6 million in 2004.

The €170.2 million increase in 2005 is mainly due to the higher contribution of Cepsa.

The entities providing the largest portions of the contributions in 2005 include the following:

	Percent Owned		Contributions to Net Income (1)

Investment	Dec. 31, 2005		2005

	(in millions of euros except percentages)
Cepsa	32.3%		476.2
Unión Fenosa	0.0	%(2)	78.6
UCI.	50.0%		19.8
Attijariwafa Bank	14.5%		16.7

(1)	Contributions to income from companies accounted for by the equity method include dividends.
(2)	During 2005, we sold our 22.07% stake in Unión Fenosa.

Net Fees and Commissions

Net fees and commissions were €6,313.8 million in 2005, a 32.4% or €1,545.2 million increase from €4,768.6 million in 2004. Excluding Abbey, net fees and commissions were €5,355.9 million in 2005, a 12.3% or €587.3 million increase from 2004’s figure.

Net fees and commissions for 2005 and 2004 were as follows:

	2005	2004	Amount Change	% Change

	(in millions of euros except percentages)
Commissions for services	3,717.8	2,675.6	1,042.2	38.9%
Credit and debit cards	621.1	559.6	61.5	11.0%
Insurance	924.5	524.3	400.2	76.3%
Account management	544.9	446.3	98.6	22.1%
Bill discounting	218.4	268.7	(50.3)	(18.7%)
Contingent liabilities	253.7	227.2	26.5	11.7%
Other operations	1,155.2	649.5	505.7	77.9%
Mutual and pension funds	1,955.9	1,583.2	372.7	23.5%
Securities services	640.1	509.8	130.3	25.6%

Total net fees and commissions	6,313.8	4,768.6	1,545.2	32.4%

Back to Contents

The €1,545.2 million increase in 2005 resulted mainly from a €400.2 million or 76.3% increase in fees from insurance due to increased activity, a €505.7 million or 77.9% increase in fees from other operations (principally checks) also due to increased activity and a €503 million or 24% increase in fees from mutual and pension funds and securities services due to higher volumes, partially offset by a €50.3 million or 18.7% decrease in fees from bill discounting.

Average balances of mutual funds under management in Spain rose 5.0% from €66.2 billion in 2004 to €69.5 billion in 2005. Average balances of mutual funds abroad increased by 48.6% from €22.2 billion in 2004 to €33.0 billion in 2005, mainly due to the incorporation of Abbey and increased activity in Mexico, Brazil and Switzerland.

Average balances of pension funds in Spain increased by 16.2% from €6.8 billion in 2004 to €7.9 billion in 2005, mainly due to increased activity in individual pension funds. Average balances of pension funds abroad increased by 82.7% from €15.0 billion in 2004 to €27.4 billion in 2005 mainly due to the incorporation of Abbey and increased activity in Chile.

Insurance activity income

Net income from the insurance business was €815.5 million in 2005, a 405.4% or €654.1 million increase from €161.4 million in 2004. This increase was due to a €1,807.0 million or 79.4% increase in insurance and reinsurance premium income, a €4,166.6 million or 841.8% increase in financial income, partially offset by a €5,308.2 million or 528.8% increase on benefits paid and other insurance-related expenses. Abbey’s contribution to this line item accounts for 90% or €589 million of the increase.

Gains (Losses) on Financial Transactions

Net gains on financial transactions were €1,565.3 million in 2005, a 42.2% or €464.6 million increase from €1,100.7 million in 2004. Gains (losses) on financial transactions include gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including spot market foreign exchange transactions, sales of investment securities and liquidation of our corresponding hedge or other derivative positions, and exchange differences. See Notes 45 and 46 to our consolidated financial statements.

Without considering exchange rate differences, Abbey’s gains on financial transactions represents 74.6%, or €346.8 million, of this increase.

Excluding exchange differences, net gains on financial transactions in 2005 includes net gains of €799.6 million on fixed-income securities (net gains of €438.8 million in 2004); net gains of €686.9 million on equity securities (net gains of €484.0 million in 2004) and net gains of €2.7 million in financial derivatives (net losses of €182.9 million in 2004). In the case of hedging transactions entered into to reduce market risk exposure, any gains and losses on exchange differences and derivatives are generally symmetrical to the gains (losses) recorded on fixed-income securities and equity securities. Net exchange differences in 2005 produced gains of €76.1 million in 2005 as compared to €360.8 million in 2004.

Net Income from Non-financial Activities

Net income from non-financial services generated gains of €426.0 million in 2005, a 22.5% or €78.2 million increase from €347.8 million in 2004. Net income from non-financial services consists mainly of sales of goods and income from services rendered by non-financial companies that consolidate in the Group. Excluding Abbey, net income from non-financial services was €373.9 million in 2005, a 7.5% or €26.1 million increase from 2004.

The amount of the sales of assets and income from the provision of services and the related costs of sales for 2005 and 2004 were as follows:

	Thousands of Euros

	2005		2004

	Sales/ Income	Cost of Sales	Sales/ Income	Cost of Sales

Property	960,923	(627,904)	744,875	(500,829)
Rail transport	285,207	(233,085)	—	—
Other	165,384	(124,493)	283,583	(179,818)
	1,411,514	(985,482)	1,028,458	(680,647)

Back to Contents

General Administrative Expenses

General administrative expenses were €9,823.4 million in 2005, a 43.6% or €2,983.5 million increase from €6,839.9 million in 2004.

General administrative expenses for 2005 and 2004 were as follows:

	2005	2004	Amount Change	% Change

	(in millions of euros except percentages)
Personnel expenses	5,817.4	4,324.7	1,492.7	34.5%
Other administrative expenses	4,006.0	2,515.2	1,490.8	59.3%
Building and premises	913.7	542.8	370.9	68.3%
Other expenses	904.8	462.8	442.0	95.5%
Information technology	480.5	326.7	153.8	47.1%
Advertising	404.4	295.9	108.5	36.7%
Communications	402.1	232.6	169.5	72.9%
Technical reports	295.8	204.8	91.0	44.4%
Per diems and travel expenses	229.5	156.8	72.7	46.4%
Taxes (other than income tax)	183.6	125.3	58.3	46.5%
Guard and cash courier services	160.3	138.5	21.7	15.7%
Insurance premiums	31.3	28.9	2.4	8.3%
Total general administrative expenses	9,823.4	6,839.9	2,983.5	43.6%

The 43.6% increase in general administrative expenses in 2005 reflected a 34.5% increase in personnel expenses and a 59.3% increase in other administrative expenses. The incorporation of Abbey explains €1,235.7 million of the increase in personnel expenses and €1,078.4 million of the increase in other administrative expenses. Excluding Abbey these increases would have been 5.9% and 16.4%, respectively.

The growth of our operating expenses can be divided into three groups. In Europe, the increases were very contained (even the Santander Network declined a little), except in Santander Consumer Finance that continued to grow during 2005.

The growth in costs in Latin America was concentrated in two countries: Mexico, because of greater activity and infrastructure, and Brazil, very affected by exchange rates as the rise in local currency terms was 4% (below the inflation rate), and on a downward trend (around 10% at the beginning of the year). The pace of growth in the other countries was moderate.

The rise in costs in Financial Management and Equity Stakes was mainly due to corporate projects (for example, technology).

In short, the rise in expenses in the most mature markets was in line with inflation or below it. The businesses whose costs rose were those whose revenues increased the most, which enabled us to improve the level of efficiency for the Group (without Abbey) and in all the main units.

The performance of revenues and cost control measured by the efficiency ratio was 52.6% in 2005 as compared to 52.0% in 2004. Excluding Abbey, this ratio would have been 50.1%, 2.0% better than in 2004.

Back to Contents

Depreciation and Amortization

Depreciation and amortization was €1,021.2 million in 2005, a 21.8% or €182.5 million increase from €838.7 million in 2004. Excluding Abbey, the increase would have been of 7.8%.

Impairment Losses (net)

Impairment losses (net) were €1,807.0 million in 2005, a 2.0% decrease or €36.4 million from €1,843.4 million in 2004. Excluding Abbey, impairment losses (net) were €1,488.6 million in 2005, a 19.3% or €354.8 million decrease from 2004.

Impairment losses (net) in 2005 includes principally net gains of €118.9 million on available-for-sale financial assets (loss of €19.4 million in 2004), net loss of €1,756.0 million on loans (loss of €1,581.7 million in 2004) and net loss of €131.0 million in other intangible assets (€0 in 2004).

Our net provisions for credit losses (including loans and advances and debt securities) were €1,615.2 million in 2005, a 2.7% or €42.4 million increase from €1,572.8 million in 2004. Excluding Abbey, our net provisions for credit losses were €1,297.0 million in 2005, a 17.5% or €276.0 million decrease from 2004.

The €42.4 million increase in net provisions for credit losses reflected a €121.0 million increase in gross provisions for credit losses (gross provisions for credit losses were €2,014.1 million in 2005 compared to €1,893.1 million in 2004), a €3.1 million increase in provisions for country-risk (provisions for country-risk were €88.1 million in 2005 compared to €85.0 million in 2004), and a €81.7 million increase in recoveries of loans previously charged-off (recoveries totaled €487.0 million in 2005 compared to €405.3 million in 2004).

The €121.0 million increase in gross provisions for credit losses is due to an increase of €519.0 million in specific provisions partially offset by a decrease of €398.0 million in general provisions (see “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Classification Requirements”).

Our total allowances for credit losses (excluding country-risk) increased by €1,088.8 million to €7,902.2 million at December 31, 2005, from €6,813.4 million at December 31, 2004. Excluding Abbey, our total allowances for credit losses increased by €1,164.0 million to €6,956.7 million at December 31, 2005, from €5,792.7 million at December 31, 2004.

Non-performing loans (excluding country-risk) increased by €226.8 million to €4,341.5 million at December 31, 2005, compared to €4,114.7 million at December 31, 2004. Our coverage ratio was 182.0% at December 31, 2005, and 165.6% at December 31, 2004. Excluding Abbey, non-performing loans increased by €127.0 million to €3,125.0 million at December 31, 2005, compared to €2,998.0 million at December 31, 2004. Without Abbey, our coverage ratio was 222.6% at December 31, 2005, and 193.2% at December 31, 2004. See “Selected Statistical Information—Non-Performing Asset Ratios”.

Net gains on disposal of investments in associates

Net gains on disposal of investments in associates were €1,299.0 million in 2005, a €1,268.1 million increase from €30.9 million in 2004. This increase is mainly due to the sale of our 22.07% stake in Unión Fenosa.

	2005	2004	Amount Change	% Change

	(in millions of euros except percentages)
On disposal of investments	1,299.0	30.9	1,268.1	4,103.9%
Of which: Unión Fenosa	1,156.6	—

Net results on other disposals, provisions and other income

Net loss on other disposals, provisions and other income was €622.5 million in 2005, a 132.5% or €354.8 million increase from a loss of €267.7 million in 2004.

Results on other disposals include gains and losses, not included in other items, obtained from non-ordinary activities. Results on other disposals were gains of €1,217.9 million in 2005, a 36.6% or €326.6 million increase from €891.3 million in 2004.

Back to Contents

Results on other disposals	2005	2004	Amount Change	% Change

	(in millions of euros except percentages)
On disposal of tangible assets	83.3	179.9	(96.6)	(53.7%)
Other	1,134.6	711.4	423.2	59.5%
Of which, obtained on the disposal of:
RBS	717.4	472.2
Auna	354.8	—
Vodafone	—	241.8
Shinsei	—	117.6

Net gains	1,217.9	891.3	326.6	36.6%

Net provisions were €1,808.5 million in 2005, a 58.4% or €666.9 million increase from €1,141.6 million in 2004. This item includes additions charged to the income statement in relation with provisions for pensions and similar obligations, provisions for contingent liabilities and commitments and other provisions (mainly provisions for restructuring costs and tax and legal litigation). See Note 25 to our consolidated financial statements.

Under other income, we include net income from non-financial activities. In 2005, we had net losses of €31.9 million as compared to net losses of €17.4 million in 2004.

Income Tax

The provision for corporate income tax was €1,391.2 million in 2005, a 133.1% or €794.4 million increase from €596.8 million in 2004. The effective tax rate was 17.1% in 2005 and 13.0% in 2004. For information about factors affecting effective tax rates, see Note 27 to our consolidated financial statements.

Profit attributed to minority interests

Profit attributed to minority interests were €529.7 million in 2005, a 35.7% or €139.3 million increase from €390.4 million in 2004.

The €139.3 million increase in 2005 in profit attributed to minority shareholders is principally the result of important increases in the net income of the consolidated companies Somaen-Dos S.L., Banesto and our subsidiaries in Mexico and Chile.

Net Income Information on U.S. GAAP Basis

Our consolidated financial statements have been prepared in accordance with IFRS. IFRS differs in certain significant respects from U.S. GAAP. For a summary of the most significant adjustments required to arrive at net income on U.S. GAAP basis, see Note 58 to our consolidated financial statements.

	Year ended December 31,

	2005	2004

	(in thousands of euros, except per share data)
As Reported
Net attributable income	6,220,104	3,605,870
Net attributable income per average share (1)	1.00	0.73
U.S. GAAP
Net income	6,318,460	3,940,866
Net income per average share (1)	1.01	0.80

(1)	Based on the average number of shares outstanding in the relevant year.

Back to Contents

Results of Operations by Business Areas

Our results of operations by business areas can be summarized as follows (see “Item 4. Information on the company– B. Business overview. Recent reorganization of business areas”):

Principal level (geographic):

	Millions of Euros

	2005					2004

	Continental Europe	United Kingdom (Abbey)	Latin America	Financial Management and Equity Stakes	Total	Continental Europe	United Kingdom (Abbey)	Latin America	Financial Management and Equity Stakes	Total

Profit attributed to the Group	2,983	811	1,776	650	6,220	2,159	—	1,470	(23)	3,606

Continental Europe

	Continental Europe		Variation

	2005	2004	Amount	%

	(millions of euros except percentages)
Net interest income	5,398	4,770	628	13.2%
Share of results of entities accounted for using the equity method	26	33	(7)	(21.2)%
Net fee and commission income	3,331	3,142	189	6.0%
Insurance activity income	116	87	29	33.3%
Gains/losses on financial assets and liabilities and Exchange differences	512	404	108	26.7%
Gross income	9,383	8,436	947	11.2%
Sales and income from the provision of non-financial services (net) and Other operating income/expense	351	313	38	12.1%
Non-financial personnel expenses	(47)	(72)	25	(34.7)%
Non-financial general expenses	(24)	(34)	10	(29.4)%
General administrative expenses:
Personnel expenses	(2,563)	(2,502)	(61)	2.4%
Other administrative expenses	(1,171)	(1,097)	(74)	6.7%
Depreciation and amortization	(499)	(514)	15	(2.9)%
Net operating income	5,430	4,530	900	19.9%
Net impairment losses	(973)	(1,265)	292	(23.1)%
Other gains/losses	(43)	(47)	4	(8.5)%
Profit before tax	4,414	3,218	1,196	37.2%
Profit from continuing operations	3,148	2,272	876	38.6%
Consolidated profit for the year	3,135	2,272	863	38.0%
Profit attributed to the Group	2,983	2,159	824	38.2%

Net interest income for the Continental Europe segment was €5,398 million in 2005, a 13.2% increase from €4,770 million in 2004. This increase was due to both increased business volumes and more stable spreads.

This performance reflected the greater activity, mainly lending, which continued to grow strongly, better efficiency ratios (-3.9 percentage points) and higher productivity.

Net fees and commissions and insurance activity income for the Continental Europe segment were in 2005 €3,331 million and €116 million, respectively, 6.0% and 33.3% higher than in 2004. Of note was the growth in Portugal and Banif, and more moderately in the Santander Branch Network and Banesto. Santander Consumer Finance’s net fees and insurance activity declined because of reduced securitization business.

Gross income was €9,383 million in 2005, an 11.2% or €947 million increase from €8,436 million in 2004.

Back to Contents

General administrative expenses and depreciation and amortization were in 2005 €3,805 million (a 2.7% increase from 2004) and €499 million (a 2.9% decrease from 2004) respectively.

Stronger gross income and costs that increased by less than 3% produced an improvement of 3.9 percentage points in the efficiency ratio to 42.9% (37.7%, without depreciation and amortization costs).

Efficiency improved in all business units in Continental Europe. Santander Network, Banesto and Santander Consumer Finance already have efficiency ratios below 40% (excluding depreciation and amortization costs) and Portugal’s stands at 43%.

Net operating income rose 19.9% to €5,430 million. This growth is consistent and diversified, as the four main retail banking units (Santander Network, Banesto, Santander Consumer Finance and Portugal), which generate 89% of total net operating income for the segment, increased their net operating income by more than 15%.

Net impairment losses in 2005 were €973 million, a €292 million or 23.1% decrease from €1,265 million in 2004. This reduction is due to the fact that the level of general allowance of provisions for credit losses reached was considered sufficient, and so, as of now, additional provisions only need to be added for any increases in lending.

Profit attributed to the Group for the year ended December 31, 2005, was €2,983 million, an increase of 38.2% from €2,159 million in 2004. There were two main drivers: first, the 19.9% rise in net operating income, as a result of an 11.2% increase in gross income and a 2.9% increase in costs in nominal terms (flat in real terms); and second, lower loan-loss provisions, given the already high coverage ratios in accordance with IFRS.

United Kingdom (Abbey)

	Abbey

	2005	2004

	(millions of euros)
Net interest income	1,891	—
Share of results of entities accounted for using the equity method	2	—
Net fee and commission income	958	—
Insurance activity income	589	—
Gains/losses on financial assets and liabilities and Exchange differences	347	—
Gross income	3,787	—
Sales and income from the provision of non financial services (net) and Other operating income/expense	52	—
Non-financial personnel expenses	(8)	—
Non-financial general expenses	(8)	—
General administrative expenses:
Personnel expenses	(1,228)	—
Other administrative expenses	(1,071)	—
Depreciation and amortization	(117)	—
Net operating income	1,407	—
Net impairment losses	(318)	—
Other gains/losses	76	—
Profit before tax	1,165	—
Profit from continuing operations	811	—
Consolidated profit for the year	811	—
Profit attributed to the Group	811	—

The income statement for the year ended December 31, 2005, is the first to reflect the acquisition of Abbey. Therefore, we do not compare Abbey’s results with those of the year ended December 31, 2004

Back to Contents

Net interest income for the United Kingdom (Abbey) segment in 2005 was €1,891 million and gross income amounted to €3,787 million for the whole year, after increasing during three straight quarters and reaching in the fourth quarter around €1,000 million (15% more than the first quarter). Both net interest income and fees were significantly higher than in the first quarter, due to the strong performance of banking business and spreads.

General administrative expenses and depreciation and amortization in 2005 were €2,315 million and €117 million, respectively. General administrative expenses do not include restructuring costs relating to the Abbey acquisition (£150 million) because the whole amount scheduled for 2005-07 (£450 million gross) was charged against the income statement of Financial Management and Equity Stakes segment.

For the full year, Abbey contributed net operating income of €1,407 million (14% of the Group’s total operating areas).

Net impairment losses were in 2005 €318 million, with a high degree of stability in specific provisions throughout 2005. The nonperforming loans ratio was 0.67% at the end of 2005 and coverage was 78%, respectively 17 basis points less and 6 percentage points more against March 2005.

Profit before tax in 2005 was €1,165 million and was generated by Abbey’s retail banking operations (€986 million) and insurance business (€179 million).

In its first full year as part of Grupo Santander, Abbey generated profit attributed to the Group in 2005 of €811 million, after achieving the three basic objectives set for the year, which were to stabilize recurrent revenues, increase sales and cut costs.

Latin America

	Latin America		Variation

	2005	2004	Amount	%

	(millions of euros except percentages)
Net interest income	3,946	3,328	618	18.6%
Share of results of entities accounted for using the equity method	7	4	3	75.0%
Net fee and commission income	2,043	1,639	404	24.6%
Insurance activity income	109	78	31	39.7%
Gains/losses on financial assets and liabilities and Exchange differences	755	458	297	64.8%
Gross income	6,860	5,507	1,353	24.6%
Sales and income from the provision of non-financial services (net) and Other operating income/expense	(91)	(44)	(47)	106.8%
Non-financial personnel expenses	—	(1)
Non-financial general expenses	—	(4)
General administrative expenses:
Personnel expenses	(1,770)	(1,541)	(229)	14.9%
Other administrative expenses	(1,545)	(1,256)	(289)	23.0%
Depreciation and amortization	(330)	(287)	(43)	15.0%
Net operating income	3,124	2,374	750	31.6%
Net impairment losses	(442)	(397)	(45)	11.3%
Other gains/losses	(214)	(112)	(102)	91.1%
Profit before tax	2,468	1,865	603	32.3%
Profit from ordinary activities	2,006	1,650	356	21.6%
Consolidated profit for the year	2,006	1,661	345	20.8%
Profit attributed to the Group	1,776	1,470	306	20.8%

Net interest income in 2005 for the Latin America segment was €3,946 million, 18.6% or €618 million higher as compared with €3,328 million in 2004.

Back to Contents

Gross income in 2005 was €6,860 million, a 24.6% or €1,353 million increase from €5,507 million in 2004 (14.1% increase excluding the exchange rate impact). A positive factor was the strong growth in business with customers. However, while the rise in short-term nominal interest rates (24% for the whole region) positively benefited the spreads on retail businesses, the spreads on financial businesses were negatively affected by the profile adopted by the interest rate curve.

The Group’s strong drive to develop banking/business services that generate fees (credit cards, cash management, foreign trade, mutual funds and insurance) produced growth of 24.6% in net fee and commission income.

General administrative expenses and depreciation and amortization in 2005 were €3,315 million (a 18.3% increase from 2004) and €330 million (a 15% increase from 2004), respectively. The increase in general administrative expenses was 7.9% excluding the exchange rate impact.

The efficiency (52.2%, including depreciation and amortization costs) and recurrence (61.6%) ratios were also better than in 2004 (54.9% and 58.6%, respectively).

Net operating income in 2005 was €3,124 million, a 31.6% or €750 million increase from €2,374 million in 2004.

Net impairment losses were €442 million, 11.3% higher than in 2004. Net impairment losses on loans were 7.8% lower (18.1% excluding the exchange rate impact), despite the growth in lending and the change of mix of portfolios that point to higher provisions in the future. This was because of the reduced need for country-risk provisions and the large volume of recoveries. The non-performing loans ratio was 1.91% at the end of 2005 (1.03 points lower than in 2004) and coverage 183% (+28 percentage points).

The impairment loss on other assets was particularly affected by the special charge of US$ 150 million for the early amortization of IT equipment and computers in Brazil.

Profit before tax in 2005 was €2,468 million, a 32.3% increase as compared to 2004. Retail Banking continued to be the engine of growth, reflecting the rise in customer business. As a result, its profit before tax rose 36.2% (+27.1% excluding the exchange rate impact).

Profit attributed to the Group in Latin America was €1,776 million, 20.8% more than in 2004 (+11.6% excluding the exchange rate impact).

Back to Contents

Financial Management and Equity Stakes

	Financial Management and Equity Stakes		Variation

	2005	2004	Amount	%

	(millions of euros except percentages)
Net interest income	(742)	(522)	(220)	42.1%
Share of results of entities accounted for using the equity method	584	412	172	41.7%
Net fee and commission income	(18)	(12)	(6)	50.0%
Insurance activity income	2	(4)	6	—
Gains/losses on financial assets and liabilities and Exchange differences	(49)	239	(288)	—
Gross income	(223)	113	(336)	—
Sales and income from the provision of non-financial services (net) and Other operating income/expense	10	16	(6)	(37.5)%
Non-financial personnel expenses	(19)	(16)	(3)	18.8%
Non-financial general expenses	(16)	(18)	2	(11.1)%
General administrative expenses:
Personnel expenses	(183)	(193)	10	(5.2)%
Other administrative expenses	(171)	(106)	(65)	61.3%
Depreciation and amortization	(74)	(38)	(36)	94.7%
Net operating income	(676)	(242)	(434)	179.3%
Net impairment losses	(74)	(181)	107	(59.1)%
Other gains/losses	857	(79)	936	—
Profit before tax	107	(502)	609	—
Profit from continuing operations	798	63	735	1,166.7%
Consolidated profit for the year	798	63	735	1,166.7%
Profit attributed to the Group	650	(23)	673	—

Financial Management and Equity Stakes, the non-operating area of the Group, generated €650 million of profit attributed to the Group (as compared to a loss of €23 million in 2004).

The higher figure was mainly due to the larger capital gains from the sale of equity stakes and the greater contribution from companies accounted for by the equity method, primarily Cepsa.

The main development in 2005 was the sale (in the first quarter) of 2.57% of RBS, which produced a capital gain of €717 million. Of note among the sale of equity stakes were those in Unión Fenosa and Auna (gross capital gains of €1,157 million and €355 million, respectively). The main sales in 2004 were 0.46% of Vodafone, 1% of Unión Fenosa and 3.1% of Sacyr-Vallehermoso.

The results of this segment were offset by extraordinary charges taken during 2005 for the amortization of Abbey’s restructuring costs (€658 million) and early retirements (€608 million).

Secondary level (business):

	Millions of Euros

	2005					2004

	Retail Banking	Asset Management and Insurance	Global Wholesale Banking	Financial Management and Equity Stakes	Total	Retail Banking	Asset Management and Insurance	Global Wholesale Banking	Financial Management and Equity Stakes	Total

Profit before tax	6,290	688	1,069	107	8,154	3,834	371	878	(502)	4,581

Back to Contents

Retail Banking

	Retail Banking		Variation

	2005	2004	Amount	%

	(millions of euros except percentages)
Net interest income	10,766	7,404	3,362	45.4%
Share of results of entities accounted for using the equity method	35	42	(7)	(16.7)%
Net fee and commission income	5,191	3,937	1,254	31.9%
Insurance activity income	—	—
Gains/losses on financial assets and liabilities and Exchange differences	927	323	604	187.0%
Gross income	16,919	11,706	5,213	44.5%
Sales and income from the provision of non-financial services (net) and Other operating income/expense	335	292	43	14.7%
Non-financial personnel expenses	(55)	(73)	18	(24.7)%
Non-financial general expenses	(32)	(38)	6	(15.8)%
General administrative expenses:
Personnel expenses	(4,914)	(3,593)	(1,321)	36.8%
Other administrative expenses	(3,228)	(2,067)	(1,161)	56.2%
Depreciation and amortization	(870)	(735)	(135)	18.4%
Net operating income	8,155	5,492	2,663	48.5%
Net impairment losses	(1,669)	(1,502)	(167)	11.1%
Other gains/losses	(196)	(156)	(40)	25.6%
Profit before tax	6,290	3,834	2,456	64.1%

Retail Banking generated 84% of gross income and 78% of income before taxes of the Group’s operating areas.

Net interest income in 2005 for the Retail Banking segment was €10,766 million, a 45.4% increase or €3,362 million from €7,404 million in 2004.

Net fees and commission income grew 31.9% to €5,191 million. The main drivers were business growth, stronger in lending but also in customer funds, and better management of prices in a more stable environment of interest rates, which is stabilizing spreads.

As a result, gross income was in 2005 €16,919 million, a 44.5% or €5,213 million higher than in 2004.

General administrative expenses in 2005 were €8,142 million, a 43.9% increase from 2004. The cost control policy implemented has been particularly successful at the Santander Network and Portugal.

Net operating income for the Retail Banking segment was €8,155 million in 2005, a 48.5% or €2,663 million increase from €5,492 million in 2004.

Net impairment losses for the Retail Banking segment, €1,669 million in 2005, grew only 11.1% due to the decreased needs for loan-loss provisions, because of the high credit risk quality and the coverage levels already reached.

Profit before tax was 64.1% higher at €6,290 million (38.3% excluding Abbey).

Retail Banking in Continental Europe continued its growth trends in volume and earnings. Net interest income rose 14.3%, net operating income increased 21.3% and income before taxes was up 39.1%. All units (Santander Network, Banesto Retail, Santander Consumer Finance, Portugal Retail and Banif) grew at double digit in net operating income and income before taxes.

In its first year as part of Grupo Santander, Abbey’s Retail Banking operations generated gross income of €3,232 million, net operating income of €1,228 million and income before taxes of €986 million.

Back to Contents

The good earnings performance of Retail Banking in Latin America was based on strong growth in customer business, strong results in net interest income and net fees and cost control. All of this was reflected in a 38.2% rise in net operating income and 36.2% in income before taxes for Latin America, all in euros.

The increasing proportion of customer activity in all countries, due to the strong development of business in the last two years, was generally reflected in rises in net operating income and profit before tax.

Asset Management and Insurance

	Asset Management and Insurance		Variation

	2005	2004	Amount	%

	(millions of euros except percentages)
Net interest income	(146)	17	(163)	—
Share of results of entities accounted for using the equity method	—	(5)
Net fee and commission income	668	452	216	47.8%
Insurance activity income	814	165	649	393.3%
Gains/losses on financial assets and liabilities and Exchange differences	32	11	21	190.9%
Gross income	1,368	640	728	113.8%
Sales and income from the provision of non- financial services (net) and Other operating income/expense	—	1
Non-financial personnel expenses	—	—
Non-financial general expenses	—	—
General administrative expenses:
Personnel expenses	(308)	(151)	(157)	104.0%
Other administrative expenses	(355)	(99)	(256)	258.6%
Depreciation and amortization	(20)	(16)	(4)	25.0%
Net operating income	685	375	310	82.7%
Net impairment losses	—	2
Other gains/losses	3	(6)	9	(150.0)%
Profit before tax	688	371	317	85.4%

The Asset Management and Insurance segment accounted for 7% of the gross income of the Group’s areas in 2005 and 9% of profit before tax.

Gross income for this segment in 2005 was 1,368 million, a 113.8% or €728 million increase from €640 million in 2004. This strong growth (47.8% in net fee and commission income and 393.3% in insurance activity income) is mainly due to the incorporation of Abbey to the Group.

Total revenues from mutual and pension funds and insurance activity, including that recorded by the distribution networks, amounted to €3,696 million, 62.9% more than in 2004 (+20.3% excluding Abbey).

Profit before tax was 85.6% higher at €688 million (+37.2% excluding Abbey).

Asset Management. The global business of mutual and pension funds integrated in Santander Asset Management generated total fees for the Group of €1,956 million, 23.5% higher than in 2004 (+15.9% without Abbey). After deducting the fees paid to the distribution networks, net fees and commission income for Asset Management were €668 million (+47.8%).

Insurance. Total revenues generated by the Group’s insurance companies, including fees paid to branch networks, amounted to €1,740 million (+153.8% and +30.4% excluding Abbey). After deducting the fees paid to the distribution networks, insurance activity income was €814 million (+393.3%). This strong increase was due to the incorporation of Abbey and the good performance of other insurance activity.

Back to Contents

Global Wholesale Banking

	Global Wholesale Banking		Variation

	2005	2004	Amount	%

	(millions of euros except percentages)
Net interest income	615	677	(62)	(9.2)%
Share of results of entities accounted for using the equity method	—	—
Net fee and commission income	473	392	81	20.7%
Insurance activity income	—	—
Gains/losses on financial assets and liabilities and Exchange differences	655	528	127	24.1%
Gross income	1,743	1,597	146	9.1%
Sales and income from the provision of non-financial services (net) and Other operating income/expense	(23)	(24)	1	(4.2)%
Non-financial personnel expenses	—	—
Non-financial general expenses	—	—
General administrative expenses:
Personnel expenses	(339)	(299)	(40)	13.4%
Other administrative expenses	(204)	(187)	(17)	9.1%
Depreciation and amortization	(56)	(50)	(6)	12.0%
Net operating income	1,121	1,037	84	8.1%
Net impairment losses	(64)	(162)	98	(60.5)%
Other gains/losses	12	3	9	300.0%
Profit before tax	1,069	878	191	21.8%

The Global Wholesale Banking segment contributed 9% of gross income and 13% of income before taxes of the Group areas.

Net interest income in 2005 was €615 million, a 9.2% decrease from €677 million in 2004.

Net fee and commission income was €473 million, a 20.7% increase from €392 million in 2004.

Gross income in 2005 was €1,743 million, a 9.1% or €146 million increase from €1,597 million in 2004. Value-added businesses (transactional banking, trade finance, custody, investment banking, equities and treasury for customers) and capital gains offset the lower contribution from basic financing and own account treasury operations.

General administrative expenses and depreciation and amortization grew 11.7% and 12.0%, respectively while net impairment losses decreased by 60.5%. Operating costs grew 11.9%, due to business expansion and the launch of projects, such as Santander Global Connect and Santander Global Markets, in Europe (+€19 million). Appropriate risk management and lower use of credit lines with a more efficient consumption of capital reduced the need for loan loss provisions.

Profit before tax amounted to €1,069 million, 21.8% more than in 2004. This was largely due to the growing contribution of value-added business with clients, the development of new projects and lower needs for loan-loss provisions.

Back to Contents

Financial Condition

Assets and Liabilities

Our total assets were €809,106.9 million at December 31, 2005, a 21.8% or €144,620.6 million increase from total assets of €664,486.3 million at December 31, 2004. Our gross loans and advances to corporate clients, individual clients and government and public entities which include the trading portfolio, other financial assets at fair value and loans, increased by 17.9% to €443,438.7 million at December 31, 2005 from €376,195.3 million at December 31, 2004, due to increased business in most areas, mainly in Spain, Portugal, Germany, United States of America and Latin America (principally Mexico, Chile and Brazil). Customer deposits, which are basically deposits from clients and securities sold to clients under agreements to repurchase, increased by 8.0% from €283,211.6 million at December 31, 2004, to €305,765.3 million at December 31, 2005, mainly due to increased volumes in Latin America (principally in Mexico and Brazil) and Spain. Other managed funds, including mutual funds, pension funds and managed portfolios, increased by 18.9% from €128,514.6 million at December 31, 2004, to €152,845.6 million at December 31, 2005, mainly due to increased volumes both in Spain and abroad.

In addition, and as part of the global financing strategy during 2005, the Group issued €14,209 million of mortgage and other covered bonds with maturities ranging between 5 and 15 years, as well as €24,364 million of senior debt and €1,617 million of subordinated debt. A total of €1,000 million of preferred shares was also issued.

During 2005 €11,047 million of senior debt and €309 million of mortgage bonds matured, and €947 million of preferred shares and €2,607 million of subordinated debt (counter value) were amortized ahead of schedule.

Goodwill, excluding Abbey, stood at €14,018 million at the end of 2005, of which €2,113 million corresponded to Latin America and €11,905 million to Europe. The reduction in goodwill during 2005 amounted to €1,072 million (mainly due to the definitive assessment of goodwill arisen from the acquisition of Abbey; see Note 17 to our consolidated financial statements).

Capital

Stockholders’ equity, net of treasury stock, at December 31, 2005, was €39,778.5 million, an increase of €5,363.6 million or 15.6% from €34,414.9 million at December 31, 2004, mainly due to the increase on reserves and on net attributable income.

At December 31, 2005, our eligible capital exceeded the minimum required by the Bank of Spain by approximately €10.4 billion. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Capital Adequacy Requirements.”

We estimate that our Tier 1 capital ratios, calculated in accordance with Basel Committee guidelines, and our total capital ratios, which include Tier 1 and Tier 2 capital, at December 31, 2005 and 2004 were as set forth:

	December 31,

	2005	2004

Tier 1 Capital Ratio	7.88%	7.16%
Total Capital Ratio — Tier 1 and Tier 2	12.94%	13.01%

B. Liquidity and capital resources

Management of liquidity

For information about our liquidity risk management process, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Part.7 Market Risk — Statistical Tools for Measuring and Managing Market Risk — Non Trading Activity — Liquidity Risk” and “—Quantitative analysis — B. Non Trading Activity — Liquidity Risk — Management of structural liquidity”.

Sources of funding

As a financial group, our main source of liquidity is our customer deposits which consist primarily of demand, time and notice deposits. In addition, we complement our customer deposits through the access to the interbank market (overnight and time deposits) and to the domestic and international capital markets. For this purpose, we have in place a series of domestic and international programs for the issuance of commercial paper and medium and long term debt. We also maintain a diversified portfolio of liquid assets and securitized assets throughout the year. In addition, another source of liquidity is the generation of cash flow.

Back to Contents

We raised €41 billion in 2005 through medium- and long-term issues in the wholesale markets and €13 billion of assets were securitized. As a result, recourse to the short-term market remained at the same levels as in 2004.

At December 31, 2005, we had outstanding €148.8 billion of senior debt, of which €51.0 billion were mortgage bonds and €25.2 billion promissory notes. Additionally, we had €28.8 billion in subordinated debt (which includes €6.8 billion preferred securities) and €1.3 billion in preferred shares.

The following table shows the average balances during the years 2005 and 2004 of our principal sources of funds:

	2005	2004

	(In thousands of euros)
Due to credit entities	114,760,647	63,926,795
Customer deposits	285,856,391	166,772,492
Marketable debt securities	124,096,652	53,992,496
Subordinated debt	27,767,903	14,504,438

Total	552,481,593	299,196,221

The average maturity of our outstanding debt as of December 31, 2005 is the following:

• Senior debt	4.3 years
• Mortgage debt	11.1 years
• Dated subordinated debt	6.8 years

Exhibits V and VI to our consolidated financial statements included herein show a detail of our senior and subordinated long-term debt, including their maturities.

The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of, and reduce our market access to debt financing. Our credit ratings are as follows:

	Long-Term	Short-Term	Financial Strength

Moody’s	Aa3	P1	B
Standard & Poor’s	AA-	A1
Fitch	AA	F1+	A/B

Our total customer deposits, excluding assets sold under repurchase agreements, totaled €271.0 billion at December 31, 2005. Loans and advances to customers (gross) totaled €443.4 billion at the same date.

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

We, Grupo Santander, are a European and Latin American financial group. Although, at this moment, except for Argentina and Venezuela, we are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Bank (the parent company) in the form of cash dividends, loans or advances, capital repatriation and other forms, there is no assurance that in the future such restrictions will not be adopted or how they would affect our business. Nevertheless, the geographic diversification of our businesses limits the effect of any restrictions that could be adopted in any given country.

In prevailing economic conditions and with interest rates starting to rise from historically low levels in Spain, UK and the rest of Europe, it is anticipated that the growth in demand for further borrowing by customers may slow down and in the medium term, our dependence on the wholesale market for funding may be reduced as a result of a probable increase of our customer deposits.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

Back to Contents

As of December 31, 2005 and to the present date, we did not, and presently do not, have any material commitments for capital expenditures, except as disclosed in Item 4. “Information on the Company — A. History and development on the company - Sovereign”.

Other contingent liabilities and commitments

As of December 31, 2005 and December 31, 2004, we had outstanding the following contingent liabilities and commitments:

	(IFRS)

	2005	2004

	(in thousands of euros)
Contingent liabilities:
Guarantees and other sureties	48,199,671	31,511,567
Bank guarantees and other indemnities provided	44,251,411	28,533,973
Credit derivatives sold	180,000	—
Irrevocable documentary credits	3,767,022	2,977,594
Other financial guarantees	1,238	—
Assets assigned to sundry obligations	24	24
Other contingent liabilities	253,880	302,291

	48,453,575	31,813,882

Commitments:
Balances drawable by third parties	77,678,333	63,110,699
Other commitments	18,584,929	11,749,833

	96,263,262	74,860,532

	144,716,837	106,674,414

Relationship with unconsolidated companies

We have holdings in companies over which we are in a position to exercise significant influence, but that we do not control or jointly control. According to IFRS, these investments in associated companies are accounted for using the equity method (see a detail of these companies in Exhibit II to our consolidated financial statements).

Transactions with these companies are made at market conditions and are closely monitored by our regulatory authorities. See Note 55 to our consolidated financial statements for further information.

Also, we use special purpose vehicles (“fondos de titulización”) in our securitization activity. According to IFRS, only those vehicles that meet certain requirements are consolidated in the Group’s financial statements. We are not required to repurchase assets or contribute additional assets to any of these special purpose vehicles. We do, however, provide in the ordinary course of business certain loans (amounting to €284.2 million to “fondos de titulización” in Spain) to some of these special purpose vehicles, which are provisioned in accordance with the risks involved. In 2005, the Group securitized €13.0 billion of medium and long-term assets.

In the ordinary course of business, Abbey enters into securitization transactions using special purpose securitization companies which are consolidated and included in Abbey’s financial statements as quasi-subsidiaries. Except for some mortgage indemnity guarantees assigned to some transactions made before January 1, 2002, Abbey is under no obligation to support any losses that may be incurred by the securitization companies or the holders of the securities, and has no right or obligation to repurchase any securitized loan. Abbey has made some interest bearing subordinated loans to these securitization companies.

We do not have transactions with un-consolidated entities other than the aforementioned ones.

C. Research and development, patents and licenses, etc.

We do not currently conduct any significant research and development activities.

Back to Contents

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
•

uncertainties relating to economic growth expectations and interest rates cycles, especially in the United States, Spain, the United Kingdom, other European countries and Latin America, and the impact they may have over the yield curve and exchange rates;

•	the effect that an economic slowdown may have over Latin America and fluctuations in local interest and exchange rates;
•	the chance that changes in the macroeconomic environment will deteriorate the quality of our customers` credit;
•	a possible downturn in capital markets;
•	a drop in the value of the euro relative to the US dollar, the Sterling pound or Latin American currencies;
•	inflationary pressures, because of the effect they may have in relation to increases of interest rates and decreases of growth;
•	increased consolidation of the European financial services sector; and
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

F. Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations by remaining maturity at December 31, 2005:

Contractual obligations (in millions of euros)	Less than 1 year	More than 1 year but less than 5 years	More than 5 years	Total

Marketable debt securities (1)	29,865	46,826	40,518	117,209
Subordinated debt (1)	1,660	4,240	22,863	28,763
Operating lease obligations	178	648	1,255	2,081
Purchase obligations	105	336	215	656
Other long-term liabilities (1)	54	—	4,942	4,996

Total	31,862	52,051	69,793	153,706

(1) Includes the outstanding principal and the accrued interests.

Back to Contents

Contractual obligations maturing in “more than 1 year but less than 3” and in “more than 3 years but less than 5” have been grouped according to the disclosure given in Note 53 to our consolidated financial statements.

The maturity of deposits from credit institutions and from customer deposits, neither of which is reflected in the above table, is given in Note 53 to our consolidated financial statements.

For a description of our trading and hedging derivatives, which are not reflected in the above table, see Note 36 to our consolidated financial statements.

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

At our last Shareholders’ Meeting, which was held on June 17, 2006, our shareholders approved a number of proposals, including the appointment of a new Director and amendments to our By-laws that, once such amendments are registered on the Mercantile Registry, would, among other changes, reduce the maximum number of Directors to 22 Directors, extend from three to five years the Board terms and reduce from one third to one fifth the portion of our Board members that are elected each year. For more information on the proposals to appoint a new Director see below “C. Board practices” and for the cited amendments to our By-laws see “Item 10. Additional Information—B. Memorandum and articles of association”.

Our Board of Directors meets approximately nine times per year. In 2005, it met 9 times. Our Board of Directors elects our Chairman and Vice Chairmen from among its members, as well as the Chief Executive Officer. Between board meetings, lending and other board powers reside with the Executive Committee (Comisión Ejecutiva) and with the Risk Committee (Comisión Delegada de Riesgos). The Chairman is the Bank’s most senior officer and, as a result, has delegated to him all such powers as may be delegated under Spanish Law, our By-laws and the Regulations of the Board. The Chairman leads the Bank’s management team, in accordance with the decisions made and the criteria set by our shareholders at the General Shareholders’ Meeting and by the Board.

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

The current members of our Board of Directors are:

Name	Position with Santander	Director Since

Emilio Botín (1)	Chairman	1960
Fernando de Asúa	First Vice Chairman	1999
Alfredo Sáenz	Second Vice Chairman and Chief Executive Officer	1994
Matías R. Inciarte	Third Vice Chairman	1988
Manuel Soto	Fourth Vice Chairman	1999
Assicurazioni Generali, S.p.A.	Director	1999
Antonio Basagoiti	Director	1999
Ana P. Botín (1)	Director	1989
Javier Botín (1)	Director	2004
Lord Burns	Director	2004
Guillermo de la Dehesa	Director	2002
Rodrigo Echenique	Director	1988
Antonio Escámez	Director	1999
Francisco Luzón	Director	1997
Abel Matutes	Director	2002
Mutua Madrileña Automovilista	Director	2004
Luis Ángel Rojo	Director	2005
Luis Alberto Salazar-Simpson	Director	1999
Jay S. Sidhu	Director	2006

(1)	Ana P. Botín and Javier Botín are daughter and son, respectively, of Emilio Botín.

Back to Contents

Our current Executive Officers are:

Name	Position with Banco Santander Central Hispano

Emilio Botín	Chairman of the Board of Directors and of the Executive Committee
Alfredo Sáenz	Second Vice Chairman of the Board of Directors and Chief Executive Officer
Matías R. Inciarte (1)	Third Vice Chairman of the Board of Directors and Chairman of the Risk Committee
Ana P. Botín	Chairwoman, Banesto
Francisco Luzón	Director, Executive Vice President, America
José A. Alvarez	Executive Vice President, Financial Management
David Arce	Executive Vice President, Internal Auditing
Ignacio Benjumea	Executive Vice President, General Secretariat and of the Board
Teodoro Bragado	Executive Vice President, Risk
Juan Manuel Cendoya	Executive Vice President, Communications and Research
José María Espí	Executive Vice President, Risk
Enrique G. Candelas	Executive Vice President, Santander Branch Network - Spain
Francisco G. Roldán	Chief Executive Officer, Abbey
Joan-David Grimà	Executive Vice President, Asset Management and Insurance
Juan Guitard	Executive Vice President, General Secretariat and of the Board
Gonzalo de las Heras	Executive Vice President, Global Wholesale Banking
Antonio H. Osorio	Executive Vice President, Santander Totta
Adolfo Lagos	Executive Vice President, Global Wholesale Banking
Jorge Maortua	Executive Vice President, Global Wholesale Banking
Pedro Mateache	Executive Vice President, Administration and Human Resources
Serafín Méndez	Executive Vice President, Administration and Human Resources
Jorge Morán	Chief Operating Officer, Abbey
Javier Peralta	Executive Vice President, Risk
Marcial Portela	Executive Vice President, America
Juan R. Inciarte (1)	Executive Vice President, Consumer Finance
José Manuel Tejón	Executive Vice President, Financial Accounting and Control
Jesús Mª Zabalza	Executive Vice President, America

(1)	Matías and Juan R. Inciarte are brothers.

Following is a summary description of the relevant business experience and principal business activities of our current Directors and Executive Officers performed both within and outside Santander:

Emilio Botín (Chairman of the Board of Directors and of the Executive Committee)

Born in 1934. He joined Banco Santander in 1958 and in 1986 he was appointed Chairman of the Board. He is also a Director of Shinsei Bank, Limited and Sovereign Bancorp, Inc.

Fernando de Asúa (First Vice Chairman of the Board of Directors and Chairman of the Appointments and Remuneration Committee)

Born in 1932. Former Vice Chairman of Banco Central Hispanoamericano from 1991 to 1999. He was appointed Director in April 1999 and First Vice Chairman in July 2004. He is a former Chairman of IBM España, S.A., and he is currently the Honorary Chairman. In addition, he is a Director of Cepsa, Técnicas Reunidas, S.A., Air Liquide España, S.A. and Constructora Inmobiliaria Urbanizadora Vasco-Aragonesa, S.A.

Alfredo Sáenz (Second Vice Chairman of the Board of Directors and Chief Executive Officer)

Born in 1942. Former Chief Executive Officer and Vice Chairman of Banco Bilbao Vizcaya and Chairman of Banca Catalana until 1993. In 1994, he was appointed Chairman of Banesto and in February 2002, Second Vice Chairman and Chief Executive Officer of Santander. He is also Vice Chairman of Cepsa and a Director of San Paolo IMI SpA and France Telecom Operadores de Telecomunicaciones, S.A. (formerly known as Auna Operadores de Telecomunicaciones, S.A.).

Matías R. Inciarte (Third Vice Chairman of the Board of Directors and Chairman of the Risk Committee)

Born in 1948. He joined Banco Santander in 1984 and was appointed Executive Vice President and Chief Financial Officer in 1986. In 1988 he was appointed Director and in 1994 Second Vice Chairman. He is also Chairman of Unión de Crédito Inmobiliario, S.A., Second Vice Chairman of Grupo Corporativo Ono, S.A. and Director of Banesto, Financiera Ponferrada, S.A. and Operador del Mercado Ibérico de Energía Polo Español, S.A. He was Minister of the Presidency of the Spanish Government (1981-1982).

Back to Contents

Manuel Soto (Fourth Vice Chairman of the Board of Directors)

Born in 1940. He was appointed Director in April 1999. He is Vice Chairman of Indra Sistemas, S.A. and a Director of Inversiones Inmobiliarias Lar, S.A. and Corporación Financiera Alba, S.A. He is also Chairman of the Advisory Board of Mercapital, S.L. and member of the Consultive Committee of Occidental Hoteles Management, S.A. In addition, he was formerly Chairman of Arthur Andersen’s Global Board and manager for EMEA (Europe Middle East and Africa) and India.

Assicurazioni Generali, S.p.A. (“Assicurazioni”)

An Italian insurance company represented on our Board by its Chairman, Antoine Bernheim. Assicurazioni is a former Director of Banco Central Hispanoamericano from 1994 to 1999. Assicurazioni was appointed Director in April 1999.

Antoine Bernheim (Representative of the Company Director Assicurazioni)

Born in 1924. He joined the board of directors of Assicurazioni Generali in 1973 becoming the company’s Vice-Chairman in 1990 and Chairman from 1995 to 1999. He was re-elected Chairman in 2002. He is a former Vice-Chairman of Mediobanca and was board member of that bank. In addition, he is a former senior partner at Lazard Frérers & Cie (1967 to 2000).

Antonio Basagoiti

Born in 1942. Former Executive Vice President of Banco Central Hispanoamericano. He was appointed Director in July 1999. He is Vice Chairman of Faes Farma, S.A. and of Golf La Moraleja, S.A. and a Director of Pescanova, S.A. He is a former Chairman of Unión Fenosa, S.A.

Ana P. Botín

Born in 1960. Former Executive Vice President of Banco Santander, S.A. and former Chief Executive Officer of Banco Santander de Negocios from 1994 to 1999. In February 2002, she was appointed Chairwoman of Banesto. She is also a Director of Inmobiliaria Urbis, S.A. and Assicurazioni Generali, SpA.

Javier Botín

Born in 1973. He was appointed Director in July 2004. He is also an executive Director of M&B Capital Advisers, Sociedad de Valores, S.A.

Lord Burns

Born in 1944. He was appointed Director in December 2004. He is also Chairman of Abbey and Glas Cymru (Welsh Water) and a non-executive Director of Pearson Group plc and a Deputy Chairman of Marks and Spencer plc. He was Permanent Secretary to the UK Treasury and chaired the UK Parliamentary Financial Services and Markets Bill Joint Committee and was a non-executive Director of British Land plc and Legal & General Group plc.

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

Rodrigo Echenique

Born in 1946. Former Director and Chief Executive Officer of Banco Santander, S.A. from 1988 to 1994. He is Chairman of the Social Economic Council of the Carlos III University (Madrid) and a Director of Recoletos Grupo de Comunicación, S.A. and Inversiones Inmobiliarias Lar, S.A.

Back to Contents

Antonio Escámez

Born in 1951. Former Director and Executive Vice President of Banco Central Hispanoamericano from 1988 to 1999. He was appointed Director in April 1999. He is also Chairman of Santander Consumer Finance, S.A., Open Bank Santander Consumer, S.A. and Arena Communications España, S.A., and Vice Chairman of Attijariwafa Bank.

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

Abel Matutes

Born in 1941. Former Foreign Minister of the Spanish Government and EU Commissioner for the portfolios of Loans and Investment, Financial Engineering and Policy for Small and Medium-sized Companies (1989); North-South Relations, Mediterranean Policy and Relations with Latin America and Asia (1989) and of the Transport and Energy and Supply Agency of Euroatom (1993). He is also a Chairman of Fiesta Hotels & Resorts, S.L. and a Director of Assicurazione Internazionale di Providenza and FCC Construcción, S.A.

Mutua Madrileña Automovilista

Spanish car insurance company represented on our Board by Luis Rodríguez. Mutua Madrileña Automovilista was appointed Director in April 2004.

Luis Rodríguez (Representative of the Company Director Mutua Madrileña Automovilista)

Born in 1941. In 2002 he joined the board of directors of Mutua Madrileña Automovilista and is currently First Vice Chairman of that board. He is also Chairman of Ibérica de Maderas y Aglomerados, S.A. and of Mutuactivos, the mutual fund institution of Mutua Madrileña and Vice Chairman of Arosa Seguros Generales.

Luis Ángel Rojo (Chairman of the Audit and Compliance Committee)

Born in 1934. Former Head of Economics, Statistics and Research Department, Deputy Governor and Governor of the Bank of Spain. He has been a member of the Governing Council of the European Central Bank, Vice-Chairman of the European Monetary Institute, member of United Nations’ Development Planning Committee and Treasurer of the International Association of Economy. He is Professor emeritus of the Complutense University of Madrid, member of the Group of Wise Men appointed by the ECOFIN Council for the study of integration of the European financial markets, member of the Royal Academy of Moral and Political Sciences and of the Royal Academy of the Spanish Language. He is also a Director of Corporation of Corporación Financiera Alba, S.A.

Luis Alberto Salazar-Simpson

Born in 1940. He is Chairman of France Telecom Operadores de Telecomunicaciones, S.A. (formerly known as Auna Operadores de Telecomunicaciones, S.A.) and Constructora Inmobiliaria Urbanizadora Vasco-Aragonesa, S.A. and Joint Admnistrator of Retevisión Móvil, S.A., a Director of Mutua Madrileña Automovilista and Saint Gobain Cristalería, S.A.

Jay S. Sidhu

Born in 1952. He became President and Chief Executive Officer of Sovereign Bancorp, Inc. in November 1989, and was named President and Chief Executive Officer of Sovereign Bank in March 1989. Previously, he served as Treasurer and Chief Financial Officer of Sovereign Bancorp, Inc. since the organization of Sovereign Bancorp, Inc. in 1987. He became a director of Sovereign Bancorp, Inc. in 1988 and of Sovereign Bank in 1987. In April 2002, he was elected Chairman of Sovereign Bancorp, Inc. He serves on Sovereign Bancorp, Inc.’s Executive and Retirement Savings Plan Committees and as Chairperson of Sovereign Bancorp, Inc.’s Mergers and Acquisition Committee. He also serves as a member of Sovereign Bank’s Executive, Asset Liability, Risk Management and CRA Committees.

Back to Contents

José A. Alvarez

Born in 1960. He joined the Bank in 2002. In 2004, he was appointed Executive Vice President, Financial Management.

David Arce

Born in 1943. He joined Banco Santander in 1964. In 1994, he was appointed Executive Vice President, Internal Auditing of Banco Santander and Banesto. He is also a Director of Banesto.

Ignacio Benjumea

Born in 1952. He joined Banco Santander in 1987 as General Secretary of Banco Santander de Negocios. In 1994 he was appointed General Secretary and Secretary of the Board of Banco Santander. In 1999, he was appointed Executive Vice President, Secretary General and of the Board of Santander. He is also a Director of Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A., Sociedad Rectora de la Bolsa de Madrid, S.A. and La Unión Resinera Española, S.A.

Teodoro Bragado

Born in 1944. He joined the Bank in 1985. He was appointed Executive Vice President, Risk, in March 2003. He is also a Vice Chairman of Compañía Española de Seguros de Crédito a la Exportación (“CESCE”) and a Director of Compañía Española de Financiación del Desarrollo, S.A., Consorcio Mexicano de Aseguradores de Crédito, S.A., Consorcio Internacional de Aseguradores de Crédito, S.A. and the Social Economic Council of the Carlos III University (Madrid).

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

Enrique G. Candelas

Born in 1953. He joined Banco Santander in 1975 and was appointed Senior Vice President in 1993. He was appointed Executive Vice President, Santander Branch Network Spain in January 1999. He is also a Director of Mobipay España, S.A.

Francisco G. Roldán

Born in 1953. Former Chief Executive Officer of Grupo Argentaria, Caja Postal and Banco Hipotecario from 1996 to June 2000, and of Banesto from June 2000 until March 2002. In March 2002, he was appointed Chief Financial Officer of Santander and in November 2004, Chief Executive Officer of Abbey. He is also a Director of Bolsas y Mercados Españoles and Sociedad Holding de Mercados y Sistemas Financieros, S.A.

Joan-David Grimà

Born in 1953. He joined Banco Central Hispanoamericano in 1993. In June 2001 he was appointed Executive Vice President, Industrial Portfolio and in December 2005 he was appointed Executive Vice President, Asset Management and Insurance. He was formerly Vice Chairman and Chief Executive Officer of Auna Operadores de Telecomunicaciones, S.A. from January 2002 to November 2005. He is also a Director of Antena 3 de Televisión, S.A., Teka Industrial, S.A. and ACS Actividades de Construcción y Servicios, S.A.

Juan Guitard

Born in 1960. Former General Secretary of the Board of Banco Santander de Negocios (from 1994 to 1999) and Manager of the Investment Banking Department of the Bank (from 1999 to 2000). He rejoined the Bank in 2002, being appointed Executive Vice President, Vice-Secretary General of the Board.

Back to Contents

Gonzalo de las Heras

Born in 1940. He joined the Bank in 1990. He was appointed Executive Vice President in 1991 and supervises the North American business of the Group.

Antonio H. Osorio

Born in 1964. He joined Banco Santander in 1993 and was appointed Executive Vice President, Portugal, in January 2000. He is Chairman of the Executive Committee of Banco Santander Totta, S.A., Chairman of the Executive Committee of Banco Santander de Negocios Portugal, S.A. and non-executive Director of Abbey.

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

Pedro Mateache

Born in 1959. Former partner-director of McKinsey & Co. He was appointed Executive Vice President, Administration and Human Resources in 2003.

Serafín Méndez

Born in 1947. He joined the Bank in 1964. He is the Manager of the Premises and Security Area and was appointed Executive Vice President, Administration and Human Resources in 2004.

Jorge Morán

Born in 1964. He joined the Bank in 2002. He was appointed Executive Vice President, Asset Management and Insurance in 2004. In December 2005, he was appointed Executive Director and Chief Operating Officer of Abbey.

Javier Peralta

Born in 1950. He joined the Bank in 1989 and in 1993 was appointed Executive Vice President. In 2002, he was appointed Executive Vice President, Risk.

Marcial Portela

Born in 1945. He joined the Bank in 1998 as Executive Vice President in charge of operations, human resources and costs. In 1999, he was appointed Executive Vice President, America. He is also a Director of Best Global, S.A.

Juan R. Inciarte

Born in 1952. He joined Banco Santander in 1985 as Director and Executive Vice President of Banco Santander de Negocios. In 1989 he was appointed Executive Vice President and from 1991 to 1999 he was a Director of Banco Santander. He is also Chief Executive Officer of Santander Consumer Finance, Deputy Chairman of Abbey National plc and a Director of Sovereign Bancorp, Inc. He is also a Director of Cepsa and NIBC Bank N.V.

José Tejón

Born in 1951. He joined the Bank in 1989. In 2002 he was appointed Executive Vice President, Financial Accounting and Control.

Jesús Mª Zabalza

Born in 1958. Former Executive Vice President of La Caixa (from 1996 to 2002). He joined the Bank in 2002, being appointed Executive Vice President, America.

Back to Contents

The following is a description of arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was appointed.

There are two Directors that are international financial institutions that have a holding in the Bank: Assicurazioni Generali S.p.A. (represented by Antoine Bernheim) and Mutua Madrileña Automovilista (represented by Luis Rodríguez).

B. Compensation.

Directors’ compensation

By-law stipulated fees

Article 38 of the Bank’s By-laws provides that the members of our Board of Directors (together with our Executive Vice Presidents) may receive an amount up to 5% of the Bank’s net income for any fiscal year, for performing their duties as Directors. At our last Shareholders’ Meeting, which was held on June 17, 2006, our shareholders approved an amendment to our By-laws such that, once it is registered on the Mercantile Registry, would reduce this limit from 5% to 1% and no longer include our Executive Vice Presidents as part of this compensation.

The Board of Directors, making use of the powers conferred on it, applied 0.152% of the Bank’s income for 2005 (as compared to 0.169% for 2004), as compensation for itself.

Consequently, the gross amount received by each Director as compensation in 2005 was €89,500 (as compared to €71,400 in 2004). Additionally, the Executive Committee members received additional compensation, the gross amount of which was €179,500 in 2005 (as compared to €155,100 in 2004).

The members of the Audit and Compliance Committee received additional compensation in 2005, the gross amount of which was €50,000 (as compared to €35,700 in 2004).

The members of the Appointments and Remuneration Committee received additional compensation in 2005, the gross amount of which was €30,000. The First Vice-Chairman and the Forth Vice-Chairman each received an additional gross amount of €36,000. No compensation was assigned to these positions in 2004.

Salary compensation

As provided by our By-laws, the members of the Board and of the Executive Committee are entitled to be remunerated for discharging duties within the Bank other than those duties performed in their capacity as a Director.

Consequently, the Bank’s executive Directors (who as of December 31, 2005, 2004 and 2003 are Emilio Botín, Alfredo Sáenz, Matías R. Inciarte, Ana P. Botín, and Francisco Luzón) received the following salary compensation:

	Thousands of Euros

	2005	2004	2003

Total aggregate salary compensation	18,494	16,179	14,784
Of which: Variable compensation	11,412	9,395	8,373

Back to Contents

The remuneration and other compensation granted to the Directors in 2005 is as follows:

	Thousands of Euros

	2005											2004

	Bylaw-Stipulated Emoluments				Attendance Fees		Salary of Executive Directors

Directors	Board	Executive Committee	Audit and Compliance Committee	Appointments and Remuneration Committee	Board	Other Fees	Fixed	Variable (a)	Total	Other Remuneration	Total	Total

Emilio Botín	90	180	—	—	18	5	1,047	1,694	2,741	1	3,035	2,749
Fernando de Asúa	126	180	50	30	16	117	—	—	—	—	519	407
Alfredo Sáenz	90	180	—	—	18	5	2,639	3,876	6,515	353	7,161	6,252
Matías R. Inciarte	90	180	—	—	18	106	1,333	2,097	3,430	146	3,970	3,545
Manuel Soto	126	—	50	30	18	22	—	—	—	—	246	150
Assicurazioni Generali, Spa.	104	—	—	—	6	—	—	—	—	—	110	76
Antonio Basagoiti	90	180	—	—	18	105	—	—	—	21	414	279
Ana P. Botín	90	180	—	—	18	2	1,000	1,438	2,438	5	2,733	2,252
Javier Botín	90	—	—	—	16	—	—	—	—	—	106	42
Lord Burns (***)	90	—	—	—	15	—	—	—	—	—	105	4
Guillermo de la Dehesa	90	180	—	30	18	8	—	—	—	—	326	258
Rodrigo Echenique	90	180	29	30	18	80	—	—	—	902	1,329	1,113
Antonio Escámez	90	180	—	—	18	116	—	—	—	933	1,337	1,088
Francisco Luzón	90	180	—	—	18	2	1,063	2,307	3,370	343	4,003	3,538
Luis Ángel Rojo (****)	49	—	27	16	12	9	—	—	—	—	113	—
Abel Matutes	90	—	50	—	18	14	—	—	—	—	172	144
Mutua Madrileña Automovilista	104	—	—	—	18	—	—	—	—	—	122	62
Luis Alberto Salazar-Simpson	90	—	50	—	18	15	—	—	—	—	173	143
Emilio Botín O. (**)	81	—	—	—	16	1	—	—	—	—	98	94
Elías Masaveu (**)	35	—	—	12	—	—	—	—	—	—	47	81
Jaime Botín (*)	—	—	—	—	—	—	—	—	—	—	—	48
Juan Abelló (*)	—	—	—	—	—	—	—	—	—	—	—	121
José Manuel Arburúa (*)	—	—	—	—	—	—	—	—	—	—	—	120
Sir George Ross Mathewson (*)	—	—	—	—	—	—	—	—	—	—	—	69
Antonio de Sommer (*)	—	—	—	—	—	—	—	—	—	—	—	25

Total 2005	1,795	1,800	256	148	315	607	7,082	11,412	18,494	2,704	26,119	—

Total 2004	1,435	1,463	214	—	387	697	6,784	9,395	16,179	2,285	—	22,660

(*)	Directors who served on the Board of Directors for part of 2004 but who resigned prior to December 31, 2004.
(**)	Directors who served on the Board of Directors for part of 2005 but who resigned prior to December 31, 2005.
(***)	Appointed as member of the Bank’s Board of Directors on December 20, 2004 and subsequently ratified by the shareholders at the Annual General Meeting on June 18, 2005.
(****)	Appointed as member of the Bank’s Board of Directors on April 25, 2005 and subsequently ratified by the shareholders at the Annual General Meeting on June 18, 2005.
(a)	Accrued in 2005.

Back to Contents

The remuneration and other compensation granted to the Directors in 2005 is as follows:

Compensation to the Board Members as representatives of the Bank and to Senior Management

Representation on other boards

By resolution of the Executive Committee, all the compensation received by the Bank’s Directors who represent the Bank on the boards of directors of listed companies in which the Bank has a stake (at the expense of those companies) relating to appointments made after March 18, 2002, will accrue to the Group. The compensation received in 2005 in connection with representation duties of this kind, relating to appointments made after March 18, 2002, was as follows:

	Company	Thousands of Euros

Emilio Botín	Shinsei	58.7
Fernando de Asúa	Cepsa	89.9
Antonio Escámez	Attijariwafa Bank	5.1

		153.7

In 2005 Emilio Botín received options to acquire 25,000 shares of Shinsei at a price of JPY601 each. Considering the market price of Shinsei at December 30, 2005 (JPY682) and the Japanese yen/euro exchange rate at that date (JPY139.48/€1), the value of the attributed options is €14,518.21.

Additionally, other Directors received a total amount of €739,000 during 2005 for sitting on the boards of companies belonging to the Group (Lord Burns received €685,000 from Abbey, Rodrigo Echenique received €30,000 from Banif and Matías R. Inciarte received €24,000 from UCI).

Senior management

Additionally, below are the details of the aggregate compensation paid to the Bank’s Executive Officers (*) in 2005, 2004 and 2003:

Year	Number of People	Thousands of Euros

		Salary Compensation

		Fixed	Variable	Total	Other Compensation	Total

2003	20	12,924	16,664	29,588	4,703	34,291
2004	23	15,156	24,399	39,555	1,727	41,282
2005	24	16,450	27,010	43,460	2,708	46,168
(*)	Excluding Executive Directors’ compensation, which is detailed above.

Pension commitments, other insurance and other items

The total balance of supplementary pension obligations assumed by the Group over the years for its current and retired employees, which amounted to €22,461 million (covered mostly by in-house allowances) as of December 31, 2005, includes the obligations to those who have been Directors of the Bank during the year and who discharge (or have discharged) executive functions. The total pension commitments for these Directors, together with the total sum insured under life insurance policies at that date and other items, amounted to €182 million as of December 31, 2005 (€178 million as of December 31, 2004 and €162 million as of December 31, 2003).

Back to Contents

The following table provides information on the obligations undertaken and covered by the Group relating to pension commitments and other insurance for the Bank’s executive Directors:

	Thousands of euros

	2005		2004		2003

	Total Accrued Pension Obligations	Other Insurance	Total Accrued Pension Obligations	Other Insurance	Total Accrued Pension Obligations	Other Insurance

Emilio Botín	11,785	—	10,700	—	10,028	—
Alfredo Sáenz	45,444	7,917	46,061	7,724	52,807	7,573
Matías R. Inciarte	28,953	3,997	27,752	3,900	27,442	3,900
Ana P. Botín	12,232	1,373	9,742	1,258	7,736	1,258
Francisco Luzón	39,188	6,380	35,703	6,224	19,448	4,886

Total	137,602	19,667	129,958	19,106	117,461	17,617

The amounts in the “Accrued Pension Obligations” column in the foregoing table relate to the present actuarial value of the accrued future annual payments to be made by us which the beneficiaries are not entitled to receive in a single payment. These amounts were obtained from actuarial calculations and cover the commitments to pay the Directors’ respective pension supplements, which were calculated as follows:

In the case of Emilio Botín, 100% of the fixed annual salary received by him at the date of effective retirement.

In all other cases, 100% of the sum of the fixed annual salary received at the date of effective retirement plus 30% of the arithmetical mean of the last three variable salary payments received. In addition, in the case of Francisco Luzón, to the amount thus calculated will be added the amounts received by him in the year before retirement or early retirement in his capacity as a member of the Board of Directors of the Bank or of other consolidable Group companies.

Pension charges recognized and reversed in 2005 amounted to €4,414 thousand and €4,449 thousand, respectively.

Additionally, other Directors benefit from life insurance policies at the Group’s expense, the related insured sum being €3 million as of December 31, 2005, 2004 and 2003.

In addition, the total pension commitments, together with the total sum insured under life insurance policies for the Bank’s Executive Officers (excluding executive Directors), amounted to €187 million as of December 31, 2005.

Stock option plan

Our By-laws provide that Directors may also receive compensation in the form of shares of the Bank or options over the shares, or other remuneration linked to the share value following a resolution adopted by the shareholders at the General Shareholders’ Meeting (conducted in accordance with our By-laws, the Rules of Procedure of the Shareholder’s Meeting and applicable Spanish legislation).

Back to Contents

The details of the Bank’s stock options granted to the Board members as of December 31, 2005, are as follows:

				Exercised Options

	Options at 01/01/05	Exercise Price (euros)	Options granted. Number	Number	Exercise Price (euros)	Market Price Applied (euros)	Options at December 31, 2005	Exercise Price (euros)	Date of Commence- ment of Exercise Period	Date of Expiration of Exercise Period

Managers Plan 2000:
Emilio Botín	150,000	10.545	—	(150,000)	10.545	11.12	—	—	12/30/03	12/29/05
Alfredo Sáenz	100,000	10.545	—	(100,000)	10.545	11.14	—	—	12/30/03	12/29/05
Matías R. Inciarte	125,000	10.545	—	(125,000)	10.545	11.14	—	—	12/30/03	12/29/05
Antonio Escámez	100,000	10.545	—	(100,000)	10.545	11.07	—	—	12/30/03	12/29/05
Francisco Luzón	100,000	10.545	—	(100,000)	10.545	11.14	—	—	12/30/03	12/29/05

	575,000	10.545	—	(575,000)	10.545	11.12	—	—

Long-term incentive plan (I-06):
Emilio Botín	541,400	9.07	—	—	—	—	541,400	9.07	01/15/08	01/15/09
Alfredo Sáenz	1,209,100	9.07	—	—	—	—	1,209,100	9.07	01/15/08	01/15/09
Matías R. Inciarte	665,200	9.07	—	—	—	—	665,200	9.07	01/15/08	01/15/09
Ana P. Botín (*)	293,692	9.07	—	—	—	—	293,692	9.07	01/15/08	01/15/09
Francisco Luzón	639,400	9.07	—	—	—	—	639,400	9.07	01/15/08	01/15/09

	3,348,792	9.07	—	—	—	—	3,348,792	9.07

(*)    Approved by Banesto’s shareholders at its General Meeting on February 28, 2006.

Description of Stock Option and Compensation Plans

In recent years, the Bank has put in place compensation systems for its managers and employees linked to the market performance of the Bank’s shares based on the achievement of certain objectives. Below is a summary of the different stock option and compensation plans in effect as of January 1, 2005:

Plan Four

Five of our officers participated in an option plan known as “Plan Four”. Each option received under this plan granted its holder the right to receive one share of Santander ordinary common stock, par value €0.50. The exercise price of the shares subject to this plan was €7.84, and plan participants could exercise these options until December 30, 2005. Plan participants must hold the shares acquired through this plan for a period of twelve months following the date of exercise of the options. During 2005, 228,000 options were exercised and the plan expired.

Investment Bank Plan

56 of our officers from the Global Wholesale Banking Division participated in an equity incentive plan known as the “Investment Bank Plan”. The number of options received by plan participants under this plan was based on the extent to which certain business objectives were achieved. Each option received under this plan granted its holder the right to receive one share of Santander ordinary common stock, par value €0.50. The exercise price of the shares subject to this plan was €10.25, and plan participants could exercise the first 50% of the options granted from June 16, 2003, and the remaining 50% from June 16, 2004. The exercise period ended in both cases on June 15, 2005. During 2005, no options were exercised and the plan expired.

Young Executives Plan

111 of our officers participated in an option plan known as the “Young Executives Plan”. Each option received under this plan granted its holder the right to receive one share of Santander ordinary common stock, par value €0.50. The exercise price of the shares subject to this plan was €2.29, and plan participants could have exercised the first 50% of the options granted from July 1, 2003 until June 30, 2005 and the remaining 50% from July 1, 2004 until June 30, 2005. Plan participants must hold the shares acquired through this plan for a period of twelve months following the date of exercise of the options. During 2005, 329,000 options were exercised and the plan expired.

Managers Plan 2000

970 of our officers participated in an option plan known as the “Managers Plan 2000”. Each option received under this plan granted its holder the right to receive one share of Santander ordinary common stock, par value €0.50. The exercise price of the options subject to this plan is €10.55, and plan participants could exercise these options from December 30, 2003 until December 29, 2005. Plan participants must hold the shares acquired through this plan for a period of twelve months following the date of exercise of the options. During 2005, 12,389,000 options were exercised and the plan expired.

Back to Contents

European Branches Plan

27 of our officers participated in an incentive plan known as the “European Branches Plan”. Subject to the achievement of certain objectives, the beneficiaries of this plan received a payment in cash or in shares of Santander. For purposes of the calculation of the number of shares to be delivered, the share price was calculated at the average quoted price of the month previous to the incorporation to the branch and plan participants could exercise 1,615,000 of the options granted from July 1, 2004 until July 15, 2004, and could exercise the remaining options granted from July 1, 2005 until July 15, 2005. During 2005, 2,660,000 options were exercised and the plan expired.

I 06 Plan

On December 20, 2004, the Board of Directors decided to implement, subject to the approval of our General Shareholders’ Meeting held on June 18, 2005, a new long-term incentive plan (I-06) in the form of stock options tied to the achievement of two objectives: a revaluation of the Bank’s share price and growth in earnings per share, in both cases above a sample of comparable banks. 2,601 officers are covered by this plan with a total of 99,900,000 options of Bank shares already granted at an exercise price of €9.07. The exercise period is from January 15, 2008 to January 15, 2009. This plan was approved by our shareholders at the Annual General Meeting on June 18, 2005.

The above table indicates the number of Santander share options held by our Directors under this plan. All the beneficiaries are executive Directors since it is the Bank’s policy not to apply remunerations based on stock options to non-executive Directors.

Additionally, the following plans were cancelled during 2004:

Managers Plan 1999

As of January 1, 2004, 243 of our officers participated in an option plan known as the “Managers Plan 1999”. Each option received under this plan granted its holder the right to receive one share of Santander ordinary common stock, par value €0.50. The exercise price of the shares subject to this plan was €2.29, and plan participants could exercise these options from December 31, 2001 until December 30, 2004. Plan participants must hold the shares acquired through this plan for a period of twelve months following the date of exercise of the options. During 2004, 1,139,488 options were exercised.

Additional Managers Plan 1999

As of January 1, 2004, 14 of our officers participated in an option plan known as the “Additional Managers Plan 1999”. Each option received under this plan granted its holder the right to receive one share of Santander ordinary common stock, par value €0.50. The exercise price of the shares subject to this plan was €2.41, and plan participants could exercise these options from April 1, 2002 until December 30, 2004. Plan participants must hold the shares acquired through this plan for a period of nine months following the date of exercise of the options. During 2004, 55,668 options were exercised.

Back to Contents

Stock Option and Compensation Plans

	Number of Shares	Euros Exercise Price		Year Granted	Qualifying Group	Number of People	Date of Commencement of Exercise Period	Date of Expiration of Exercise Period

Plans in force at January 1, 2003	27,308,303	9.32
Options granted	1,410,000	6.55
Of which:
European branches plan	1,410,000	6.55
Options exercised	(965,087)	2.29
Of which:
Managers Plan 99	(678,325)	2.29
Young Executives Plan	(262,250)	2.29
Additional Managers Plan 99	(24,512)	2.41
Options canceled or not exercised	(2,013,250)	—

Plans in force at December 31, 2003	25,739,966	9.38

Options exercised	(1,934,406)	(2.83)
Of which:
Plan Four	(36,000)	7.84
Managers Plan 99	(1,139,488)	2.29
Additional Managers Plan 99	(55,668)	2.41
Young Executives Plan	(562,250)	2.29
European branches plan	(140,000)	8.23
Options canceled or not exercised	(2,678,810)	—

Plans in force at December 31, 2004	21,126,750	9.94

Of which:
Plan Four	228,000	7.84		1998	Managers	5	01/09/03	12/30/05
Investment Bank Plan	4,503,750	10.25		2000	Managers	56	06/16/03	06/15/05
Young Executives Plan	364,000	2.29		2000	Managers	111	07/01/03	06/30/05
Managers Plan 2000	13,341,000	10.55		2000	Managers	970	12/30/03	12/29/05
European branches plan	2,690,000	7.60	(*)	2002 and 2003	Managers	27	07/01/05	07/15/05
Plans in force at January 1, 2005	21,126,750	9.94
Options granted (I-06)	99,900,000	9.07		2005	Managers	2,601	01/15/08	01/15/09
Options exercised	(15,606,000)	(9.83)
Of which:
Plan Four	(228,000)	7.84
Investment Bank Plan	—	—
Young Executives Plan	(329,000)	2.29
Managers Plan 2000	(12,389,000)	10.55
European branches plan	(2,660,000)	7.60	(*)
Options canceled or not exercised	(5,520,750)	—
Plans in force at December 31, 2005	99,900,000	9.07		2005	Managers	2,601	01/15/08	01/15/09
(*)	The average exercise price ranges from €5.65 to €10.15 per share.

Back to Contents

The option plans on shares of the Bank originally granted by management of Abbey to its employees (on Abbey shares) are as follows:

	Number of Shares	Pounds (*) Exercise Price	Year Granted	Qualifying Group	Number of People		Date of Commencement of Exercise Period	Date of Expiration of Exercise Period

Plans in force at December 31, 2004	17,675,567	3.58

Of which:
Executive Options	358,844	4.16
Employee Options	56,550	5.90
Sharesave	17,260,173	3.56
Plans in force at January 1, 2005	17,675,567	3.58
Options exercised	(1,769,216)	4.45
Of which:
Executive Options	(89,305)	4.43
Employee Options	(2,550)	5.90
Sharesave	(1,677,361)	4.45
Options canceled or not exercised	(1,783,670)	—
Plans in force at December 31, 2005	14,122,681	3.41
Of which:
Executive Options	269,539	4.07	2003-2004	Managers	20		06/26/2006	04/04/2014
Employee Options	54,000	5.90	1996	Employees	363		01/09/2001	09/08/2006
Sharesave	13,799,142	3.38	1998-2004	Employees	8,495	(**)	04/01/2005	09/01/2011
(*)	At December 31, 2005, the euro/pound sterling exchange rate was €1.4592 per pound (December 31, 2004: €1.4183 per pound).
(**)	Number of accounts / contracts. One employee can own more than one account / contract.

Additionally, in 2005 the Group designed a medium-term incentive plan (MTIP) involving the delivery of Bank shares to Abbey executives. Under the plan, which was approved by the shareholders at the last Annual General Meeting held on June 17, 2006, the granting and distribution of the shares in 2008 is tied to the achievement of business targets by Abbey (in terms of net profit and income). The plan has 185 beneficiaries and involves the delivery of up to a maximum of 3,150,000 shares of Santander, representing approximately 0.05% of the Bank’s share capital. Effective delivery of the shares is scheduled for 2008, provided the related targets are met.

C. Board practices.

Date of expiration of the current term of office of the directors and the period during which the directors have served in that office:

The period during which the Directors have served in their office is shown in the table under Section A of this Item 6.

The date of expiration of the current term of office is shown in the table below:

Name	Date of expiration

Emilio Botín	1st half 2008
Fernando de Asúa	1st half 2011
Alfredo Sáenz	1st half 2011
Matías R. Inciarte	1st half 2008
Manuel Soto	1st half 2008
Assicurazioni Generali, S.p.A.	1st half 2007
Antonio Basagoiti	1st half 2007
Ana P. Botín	1st half 2011
Javier Botín	1st half 2008
Lord Burns	1st half 2011
Guillermo de la Dehesa	1st half 2008
Rodrigo Echenique	1st half 2011
Antonio Escámez	1st half 2007
Francisco Luzón	1st half 2007
Abel Matutes	1st half 2008
Mutua Madrileña Automovilista	1st half 2007
Luis Ángel Rojo	1st half 2008
Luis Alberto Salazar-Simpson	1st half 2007
Jay S. Sidhu	1st half 2011

Back to Contents

At our last Shareholders’ Meeting, which was held on June 17, 2006, our shareholders approved the appointment of Jay S. Sidhu, the Chairman, President and Chief Executive Officer of Sovereign Bancorp, Inc., and the re-election of Fernando de Asúa, Alfredo Sáenz, Ana P. Botín, Rodrigo Echenique and Lord Burns. Each of them was elected by our shareholders at the Annual General Meeting to serve for a five year term.

In addition, at such Annual General Meeting a proposal to amend our By-laws to extend board terms from three to five years was approved but it only will be effective once the amendment is registered on the Mercantile Registry.

The date of expiration indicated on the above table for Jay S. Sidhu, Fernando de Asúa, Alfredo Sáenz, Ana P. Botín, Rodrigo Echenique and Lord Burns assumes the entry into force of the extension from three to five years of the board terms. Otherwise, their expiration dates would be the first half of 2009.

The essential terms and conditions of the contracts subscribed by the Bank with its executive Directors Alfredo Sáenz, Matías R. Inciarte, Ana P. Botín and Francisco Luzón are as follows:

(i) Exclusivity and non-competition

Executive Directors may not enter into other service contracts with other companies or institutions, unless prior authorization is obtained from the Board of Directors, an obligation of non-competition being established with respect to companies and activities of a nature similar to that of the Bank and its consolidated Group.

(ii) Code of Conduct

Mention is made of the obligation to strictly observe the provisions of Grupo Santander’s General Code of Conduct and the Code of Conduct in the Securities Market, specifically with respect to rules of confidentiality, professional ethics and conflict of interests.

(iii) Remuneration

The remuneration for undertaking their executive responsibilities consists basically of a fixed amount, to be reviewed yearly, and a variable amount in terms of the criteria established by the Bank from time to time.

In addition, executive Directors are entitled to receive a pension supplement in the event of early retirement or retirement, which may be externalized by the Bank. The Bank may request executive Directors to take early retirement, provided they have reached the age of 50 and have served more than 10 years in the Bank and/or other Group companies, although the Bank may order an extension of their professional duties for six months in order to arrange for another person to take over their responsibilities. Likewise, executive Directors may take early retirement at their own request if they are over 55 and have served the Bank and/or other Group companies for 10 years. In any event, any decision with respect to retirement or early retirement should be presented with 60 days’ notice.

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

Remuneration for undertaking executive responsibilities is compatible with the receipt of amounts specified by the By-laws (participation in earnings) and fees applicable to them merely in their capacity as members of the Board of Directors, as expressly established by the By-laws and the Regulations of the Board of Directors.

Back to Contents

(iv) Termination

The duration of these contracts is indefinite. However, if a contract is terminated owing to a breach of an executive Director’s responsibilities or of his or her own free will, he or she will not be entitled to any financial compensation.

Whenever termination is attributable to the Bank or due to objective circumstances, such as those that affect the functional and organic status of the executive Director, the Director will be entitled to receive the following items of remuneration:

1.

In the case of Matías R. Inciarte and Francisco Luzón, the pension supplements recognized upon changing to early retired status. At December 31, 2005 these were €1,801 thousand per year for Matías R. Inciarte and €1,938 thousand per year for Francisco Luzón.

2.

In the case of Ana P. Botín, the indemnity, which, for an amount up to 5 years’ fixed annual salary, is established in the contract depending on the date on which termination occurs. At December 31, 2005 the amount was €4.0 million. Receipt of this amount would exclude receipt of a pension.

3.

In the case of Alfredo Sáenz, a choice between retirement pension or receipt of a payment equivalent to 40% of his fixed annual salary multiplied by his number of years in banking, up to ten years. At December 31, 2005, the former option would entitle him to a payment of €3,421 thousand per year, while the latter would entitle him to a lump sum payment of €26.4 million. These choices are mutually exclusive; thus, if Alfredo Sáenz were to opt for the lump sum payment he would receive no pension.

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

Independence of the Directors on the Board of Directors

Under the NYSE corporate governance rules, a majority of the Board of Directors must be composed of independent directors, the independence of whom is determined in accordance with highly detailed rules promulgated by the NYSE. Spanish law does not contain any such requirements. The Board of Directors of Santander has six independent directors (out of nineteen Directors total), as defined in Article 5 of the Regulations of the Board of Directors. We have not determined whether or not the Directors on the Santander Board would be considered independent under the NYSE rules except in the case of the members of our Audit and Compliance Committee where we have determined that all of them meet the NYSE independence criteria for foreign private issuers. Article 5 of the Regulations of the Board of Directors defines the concept of an independent director as follows:

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

Back to Contents

Independence of the Directors on the Audit and Compliance Committee

Under the NYSE corporate governance rules, a majority of the audit committee must be composed of independent directors and by July 31, 2005, all members of the audit committee must be independent. Independence is determined in accordance with highly detailed rules promulgated by the NYSE. Such independence criteria are met by all members of our Audit and Compliance Committee.

The Audit and Compliance Committee of the Board of Directors of Santander is composed of five Directors. All members are non-executive independent Directors and its Chairman is independent in accordance with the standards set forth in the previously mentioned Article 5 of the Regulations of the Board. These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. Under Spanish law, a majority of the members and the chairman of the audit committee must be non-executive. The composition of the Audit and Compliance Committee is described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit and Compliance Committee and Appointments and Remuneration Committee”.

Independence of the Directors on the Appointments and Remuneration Committee

In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nominations committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Spanish law, these committees are not required, though there is a non-binding recommendation for listed companies in Spain to have these committees and for them to be composed of non-executive directors. Santander satisfies this non-binding recommendation. The composition of the Appointments and Remuneration Committee is described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit and Compliance Committee and Appointments and Remuneration Committee”.

Separate Meetings for Non-Management Directors

In accordance with the NYSE corporate governance rules, non-management directors must meet periodically outside of the presence of management. Under Spanish law, this practice is not contemplated and as such, the non-management Directors on the Board of Directors of Santander do not meet outside of the presence of the Directors who also serve in a management capacity.

Code of Ethics

Under the NYSE corporate governance rules, all U.S. companies listed on the NYSE must adopt a Code of Business Conduct and Ethics which contains certain required topics. In March 2000, Santander adopted a “General Code of Conduct”, which applies to all members of the boards of the companies of the Group, to all employees subject to the Code of Conduct in the Securities Market, including the Bank’s Chairman, Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, and to all those employees designated by the Human Resources Division that have been specifically informed of their subjection to this General Code of Conduct. On July 28, 2003, the Board approved amendments to the General Code of Conduct to conform it to the requirements of Law 44/2002 (November 2, 2002) on reform measures of the financial system. The new Code entered into force on August 1, 2003 and replaced the previous one. The General Code of Conduct establishes the principles that guide the actions of officers and Directors including ethical conduct, professional standards and confidentiality. It also establishes the limitations and defines the conflicts of interests arising from their status as senior executives or Directors.

As of December 31, 2005, no waivers with respect to the General Code of Conduct had been applied for or granted.

In addition, the Group abides by a Code of Conduct in the Securities Market, which was also updated on July 28, 2003. This code establishes standards and obligations in relation to securities trading, conflicts of interest and the treatment of price sensitive information.

Both Codes are available to the public on our website, which does not form part of this annual report on Form 20-F, at www.gruposantander.com under the heading “Information for shareholders and investors - Corporate Governance – Internal Code of Conduct”.

Back to Contents

Audit and Compliance Committee and Appointments and Remuneration Committee

An Audit and Compliance Committee and an Appointments and Remuneration Committee operate as part of the Board of Directors. The Audit and Compliance Committee consists exclusively of 5 external Directors (all of whom are independent in accordance with the principles set forth in Article 5 of the Regulations of the Board). The Appointments and Remuneration Committee consists of 5 external Directors (4 of whom are independent in accordance with the principles set forth in Article 5 of the Regulations of the Board). These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE.

The Audit and Compliance Committee:

The Audit and Compliance Committee was created to provide support and specialization in the tasks of controlling and reviewing the accounts and compliance. Its mission, which has been defined and approved by the Board, is established in the By-laws and in the Regulations of the Board. Only non-executive Directors can be members of this Committee with independent Directors (as defined in the Regulations of the Board) having a majority representation. Its Chairman must always be an independent Director (as defined in the Regulations of the Board) and someone who has the necessary knowledge and experience of accounting techniques and principles. Currently, the Chairman of the Audit and Compliance Committee is Luis Ángel Rojo.

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

•

Know and, if applicable, respond to the initiatives, suggestions or complaints put forward or raised by the shareholders regarding the area of authority of this Committee and which are submitted to it by the Office of the General Secretary of the Company. It also corresponds to the Committee: (i) to receive, deal and keep a record of the claims received by the Bank on matters related to the process for gathering financial information, auditing and internal controls; and (ii) to receive on a confidential and on an anonymous basis possible communications from Group employees who express their concern on possible questionable practices in the areas of accounting or auditing.

•	Report on any proposed amendments to the Regulations of the Board prior to the approval thereof by the Board of Directors.

The Audit and Compliance Committee has issued a report which was distributed together with the Group’s 2005 annual report and which comprised a detailed account of the following points:

•	Composition, function and procedures of the Committee.
•	Activity during 2005, grouped according to the different basic functions of the Committee:
—	Financial Information
—	The Auditor
—	Internal Group control systems
—	Internal Auditing
—	Compliance and Prevention of Money-Laundering
—	Corporate Governance
—	Measures proposed by the Supervisory Authorities
—	Information provided to the Board and to the shareholders at the General Shareholders Meeting, and evaluation of efficiency and compliance with the rules and procedures of governance of the Bank.
•	Evaluation by the Committee of the fulfillment of its duties in 2005.

The Group’s 2005 Audit and Compliance Committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.gruposantander.com under the heading “Information for Shareholders and Investors – Corporate Governance – Committees Report”.

The following are the current members of the Audit and Compliance Committee:

Name	Position

Luis Ángel Rojo	Chairman
Fernando de Asúa	Member
Manuel Soto	Member
Abel Matutes	Member
Luis Alberto Salazar-Simpson	Member

Back to Contents

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
•

Prepare, by following standards of objectiveness and conformance to the corporate interests, the proposals for appointment, re-election and ratification of Directors provided for in Article 19, section 2 of the Regulations of the Board, as well as the proposals for appointment of the members of each of the Committees of the Board of Directors. Likewise, following the same aforementioned standards, prepare the proposals for the appointment of positions on the Board of Directors and its Committees.

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

•

Watch over compliance by the Directors with the duties prescribed in Article 28 of the Regulations of the Board, prepare the reports provided for therein and receive information, and, if applicable, prepare a report on the measures to be adopted with respect to the Directors in the event of non-compliance with the above- mentioned duties or with the Code of Conduct of the Group in the Securities Markets.

The Appointments and Remuneration Committee issued a report which was distributed together with the Group’s 2005 annual report and which comprised a detailed account of the following points:

•	Composition
•	Functions
•	Activity during 2005, grouped according to the different functions of the Committee
—	Appointment and dismissal of Directors
—	Remuneration, policy and implementation
—	Board’s self-assessment

The Group’s 2005 Appointments and Remuneration Committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.gruposantander.com under the heading “Information for Shareholders and Investors – Corporate Governance – Committees Report”.

Back to Contents

The following are the members of the Appointments and Remuneration Committee:

Name	Position

Fernando de Asúa	Chairman
Manuel Soto	Member
Guillermo de la Dehesa	Member
Rodrigo Echenique	Member
Luis Ángel Rojo	Member

Ignacio Benjumea also acts as Secretary to the Appointments and Remuneration Committee but is classified as a non-member.

D. Employees.

At December 31, 2005, we had 129,196 employees (as compared to 132,001 employees in 2004 and 103,038 in 2003) of which 34,813 were employed in Spain (as compared to 35,048 in 2004 and 34,956 in 2003) and 94,383 were employed outside Spain (as compared to 96,953 in 2004 and 68,082 in 2003), of which 21,080 in the United Kingdom (as compared to 25,393 in 2004). The terms and conditions of employment in the private sector banks in Spain are negotiated on an industry-wide basis with the trade unions. This process has historically produced collective agreements binding upon all the private banks and their employees. A new agreement was signed on May 11, 2005 and expires on December 31, 2006.

Back to Contents

The table below shows our employees by geographic area:

	Number of employees

	2005	2004	2003

SPAIN	34,813	35,048	34,956

LATIN AMERICA	62,161	59,905	57,048
Argentina	5,975	5,907	5,342
Bolivia	328	323	319
Brazil	20,489	21,097	21,841
Chile	11,408	11,408	8,970
Colombia	1,730	1,737	1,808
Mexico	14,562	12,596	11,852
Peru	1,492	536	472
Puerto Rico	1,611	1,630	1,621
Uruguay	251	253	250
Venezuela	4,315	4,418	4,573

EUROPE	31,474	36,310	10,287
Czech Republic	192	275	229
Germany	1,875	1,824	2,081
Belgium	27	58	59
France	17	28	30
Hungary	76	72	67
Ireland	5	8	7
Italy	720	622	511
Norway	269	496	—
Poland	646	801	50
Portugal	6,317	6,503	7,035
Switzerland	188	173	149
The Netherlands	62	57	—
United Kingdom	21,080	25,393	69

USA	649	636	653

ASIA	11	10	11
Hong Kong	7	6	5
Japan	4	4	6

OTHERS	88	92	83
Bahamas	65	70	64
Others	23	22	19

Total	129,196	132,001	103,038

In those cases where an employee is working from one country but is technically employed by a group company located in a different country, we designate that employee as working from his/her country of residence.

Back to Contents

The table below shows our employees by type of business:

	Number of employees

	2005	2004	2003

Retail Banking	117,655	122,262	93,873
Asset Management and Insurance	7,902	6,108	6,606
Global Wholesale Banking	2,177	2,198	2,288
Financial Management and Equity Stakes	1,462	1,433	271

Total	129,196	132,001	103,038

As of December 31, 2005, we had 3,795 temporary employees (as compared to 2,832 as of December 31, 2004 and 2,172 as of December 31, 2003). In 2005, the average number of temporary employees working for the Group was 3,087 employees.

E. Share ownership.

As of June 23, 2006, the direct, indirect and represented holdings of our current Directors were as follows:

Directors	Direct Stake	Indirect stake and represented	Total shares	% of Capital stock

Emilio Botín (1)	1,638,712	114,303,860	115,942,572	2.178%
Fernando de Asúa	24,926	27,400	52,326	0.001%
Alfredo Sáenz	365,063	1,243,532	1,608,595	0.026%
Matías R. Inciarte	551,620	122,944	674,564	0.011%
Manuel Soto	—	240,000	240,000	0.004%
Assicurazioni Generali S.p.A	9,734,622	71,486,777	81,221,399	1.299%
Antonio Basagoiti	516,541	—	516,541	0.008%
Ana P. Botín (1)	4,977,323	4,224,646	9,201,969	0.000%
Javier Botín (2)	8,793,481	2,300,000	11,093,481	0.000%
Lord Burns (Terence)	100	27,001	27,101	0.000%
Guillermo de la Dehesa	100	—	100	0.000%
Rodrigo Echenique	651,598	7,344	658,942	0.011%
Antonio Escámez	559,508	0	559,508	0.009%
Francisco Luzón	1,297,821	723	1,298,544	0.021%
Abel Matutes	52,788	86,150	138,938	0.002%
Mutua Madrileña Automovilista	69,882,339	135,000	70,017,339	1.120%
Luis Ángel Rojo	1	—	1	0.000%
Luis Alberto Salazar-Simpson	87,865	4,464	92,329	0.001%
Jay S. Sidhu (3)	10,000	—	10,000	0.000%
	99,144,408	194,209,841	293,354,249	4.690%

(1)

Emilio Botín has attributed the right of vote in a General Shareholders’ Meeting of 81,075,628 shares (1.30% of the capital stock) held by the Marcelino Botín Foundation, of 8,096,742 shares held by Jaime Botín, of 96,047 shares held by Paloma O’Shea, of 9,041,480 shares held by Emilio Botín O., of 9,201,459 shares held by Ana P. Botín and of 11,093,481 shares held by Javier Botín. This table shows the direct and indirect shareholding of the two latter who are Directors, but in the column showing the percentage of the capital these shareholdings are calculated together with those that belong or are also represented by Emilio Botín.

(2)

Javier Botín is a proprietary Director as he represents in the Board of Directors a 2.178% of the Bank’s capital stock which corresponds to the holdings of the Marcelino Botín Foundation, Emilio Botín, Ana P. Botín, Emilio Botín O., Jaime Botín, Paloma O’Shea and his own.

(3)	Directly held by Jay S. Sidhu in the form of American Depositary Shares.

The options granted to the Bank´s Directors, managers and employees are described in the table under “Section B. Compensation” above.

Back to Contents

Santander’s capital is comprised of only one class of shares, all of which are ordinary and have the same rights.

As of June 23, 2006 our current Executive Officers (not Directors) referred to above under Section A of this Item 6 as a group beneficially owned, directly or indirectly, 2,534,670 ordinary shares, or 0.04% of our issued and outstanding share capital as of that date. Together with the options granted, no individual executive officer beneficially owns, directly or indirectly, one percent or more of the outstanding share capital as of that date.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

As of December 31, 2005, to our knowledge no person beneficially owned, directly or indirectly, 5% or more of our shares.

At December 31, 2005 a total of 604,262,129 shares, or 9.66% of our share capital, were held by 790 registered holders with registered addresses in the United States and Puerto Rico, including JPMorgan Chase, as depositary of our American Depositary Share Program. These shares were held by 610 record holders. Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders. Our Directors and Executive Officers did not own any ADRs as of December 31, 2005.

To our knowledge, we are not controlled directly or indirectly, by any other corporation, government or any other natural or legal person. We do not know of any arrangements which would result in a change of our control.

Shareholders’ agreements

The Bank was informed in February 2006 of an agreement among certain shareholders. The agreement was also communicated to the National Securities Market Commission (CNMV), following the filing of the relevant document both with the mentioned supervisory body and in the Mercantile Registry of Cantabria.

The agreement was entered into by Emilio Botín, Ana P. Botín, Emilio Botín O., Javier Botín, Simancas, S.A., Puente San Miguel, S.A., Puentepumar, S.L., Latimer Inversiones, S.L. and Cronje, S.L. Unipersonal and relates to the shares of the Bank held by them or those over which they have voting rights.

Under this agreement and through the establishment of restrictions on the free transferability of their shares and the regulation of the exercising of the voting rights inherent in them, these shareholders have agreed to act in a coordinated manner, in order to develop a common, lasting and stable policy and an effective and unified presence and representation in the Bank’s governing bodies.

The agreement comprises a total of 44,396,513 shares of the Bank (0.710% of its share capital). In addition, and in accordance with the first Clause of the syndication agreement, the agreement will be extended only in terms of the exercising of voting rights to other shares of the Bank that are subsequently held, directly or indirectly, by the signatories or those over which they have voting rights. As a result, as of the date of filing of this annual report on Form 20-F, another 3,126,090 shares (0.050% of the Bank’s share capital) are also included in the Syndicate.

The chairman of the Syndicate of shareholders is the person who is at any time the chairman of the Marcelino Botín Foundation, which is currently Emilio Botín.

Members of the Syndicate are obliged to group together the voting rights and other political rights inherent in the syndicated shares, so that the exercising of such rights and, in general, the conduct of the members of the Syndicate before the Bank, is done in a coordinated and unified fashion. For such purpose, the representation of such shares is attributed to the chairman of the Syndicate as the common representative of the members of the Syndicate.

Except for the transfers made in favor of other members of the syndicate or the Marcelino Botín Foundation, the prior authorization of the syndicate is required and it can freely authorize or deny the planned transfer.

Back to Contents

B. Related party transactions.

Loans made to members of our Board of Directors and to our Executive Officers

Our direct risk exposure to the Bank’s Directors as of December 31, 2005, amounted to €1.6 million (€10.8 and €10.1 million as of December 31, 2004 and 2003 respectively) of loans and credits to such Directors and €0.1 million (€0.2 and €0.4 million as of December 31, 2004 and 2003, respectively) of guarantees provided to them. These loans and credits and guarantees were granted at market rates in all cases, except for those granted to Antonio Escámez and Francisco Luzón, to whom employee conditions were applied; accordingly, they were allocated the related remuneration in kind (€4,000 and €19,000, respectively).

The detail by Director as of December 31, 2005, is as follows:

	Thousands of Euros

	Loans and Credits	Guarantees	Total

Fernando de Asúa	4	—	4
Alfredo Sáenz	16	—	16
Matías R. Inciarte	8	10	18
Manuel Soto	3	—	3
Antonio Basagoiti	145	1	146
Javier Botín	60	—	60
Rodrigo Echenique	5	—	5
Antonio Escámez	295	—	295
Francisco Luzón	1,026	—	1,026
Mutua Madrileña Automovilista	5	47	52
Emilio Botín O.	2	—	2

	1,569	58	1,627

Additionally, the total amount of loans and credits made by us to our Executive Officers who are not Directors, as of December 31, 2005, amounted to €8 million (see Note 55 to our consolidated financial statements).

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

As of December 31, 2005 our loans and credits to associated and jointly controlled entities, amounted to €215 million. Those loans and credits represented 0.05% of our total net loans and credits and 0.5% of our total stockholders’ equity as of December 31, 2005.

For more information, see Notes 3 and 55 to our consolidated financial statements.

Back to Contents

C. Interests of experts and counsel.

Not Applicable

Item 8. Financial Information

A. Consolidated statements and other financial information.

Financial Statements

See Item 18 for our consolidated financial statements.

(a)	Index to consolidated financial statements of Santander

Legal Proceedings

Banco Santander Central Hispano, S.A. (the “Bank”)

The resolutions adopted at the Bank’s general shareholders’ meetings held on January 18, 2000 and on March 4, 2000, approving the capital increases agreed in connection with the exchange offer made by The Royal Bank of Scotland Group plc. with National Westminster Bank plc., and in connection with the Bank’s acquisitions of the Portuguese banks Banco Totta & Açores and Crédito Predial Portugués and the resolution adopted the Bank’s general shareholders’ meeting held on March 4, 2000 approving the capital increase necessary to carry out the exchange offers for shares of Banco Rio de la Plata, were challenged under Spanish law. One plaintiff shareholder, in the case of the resolutions adopted in the first meeting and two plaintiff shareholders, in the case of the resolutions adopted in the second meeting, have challenged these resolutions on the grounds that, among other things, they were provided with insufficient information in connection with the vote on these resolutions and that the resolutions excluding the preemptive rights of shareholders were not validly adopted. In the proceedings, the plaintiffs have requested the court to declare that the above resolutions (and other ones adopted in the same meetings) are null and void. The first claim was rejected by the court in April 2001, and the plaintiff appealed the court’s rejection of his claim. The plaintiff´s appeal was then rejected by the court on December 2, 2002. The plaintiff has appealed for redress and the Bank has asked the court not to admit such appeal. The second claim was rejected by the courts of the city of Santander on November 29, 2002 and the plaintiffs appealed. Such appeal was subsequently rejected by the court on July 5, 2004. The plaintiffs responded and the court admitted the response of one of the plaintiffs and dismissed the other. The Bank has requested that the appeals not be admitted. The Bank cannot anticipate the outcome of these claims. Under Spanish law, if the claims were to prevail, the capital increase resolutions adopted on January 18, 2000, and on March 4, 2000, could be declared null and void. The effect under Spanish law of the declaration of nullity of a listed company’s share capital increase is highly uncertain and the Bank is unable to anticipate what the outcome for it and its shareholders would be if these claims were to prevail.

The resolutions adopted at the Bank’s shareholders’ meeting held on March 10, 2001, were challenged under Spanish law by three shareholders who filed their claim before the courts of the city of Santander. These shareholders claimed that the Bank did not comply with certain provisions of Spanish corporate law with respect to the resolutions adopted in said shareholders’ meeting. The challenged resolutions include the approval of the Bank’s annual accounts, the approval of a capital increase in exchange of cash, the approval of a capital increase in exchange of shares of Banco Río de la Plata and BRS Investments and the approval of various issuances of bonds. In their complaints, the plaintiff shareholders asked the Court to declare the resolutions null and void and that the registration of the resolutions in the Commercial Registry also be annulled. The claim was rejected by the court in March 2002. The plaintiff shareholders appealed such rejection and, although the court allowed the admission of new evidence, the claim was again rejected on April 13, 2004. One of the plaintiffs has appealed for redress before the Spanish Supreme Court and the Bank has asked the court that this appeal not be admitted.

Back to Contents

The resolutions adopted at the Bank’s shareholders’ meeting held on February 9, 2002, were challenged under Spanish law by one shareholder who filed his claim before the courts of the city of Santander. The challenged resolutions include the approval of the payment of an interim dividend, the re-election of Arthur Andersen y Cía, S. Com. as the external auditor of the Bank, the approval of a capital increase in exchange of shares of the German Company AKB Holding Gmbh and the approval of various issuances of bonds. Among other things, the plaintiff alleges the infringement of the shareholders’ rights of participation during the meeting and of receipt of information regarding the different issues to be voted on in the meeting; and that the resolutions excluding the preemptive rights of shareholders were not validly adopted. The plaintiff shareholder asked the Court to declare the above resolutions (and others adopted in the same meeting) null and void and that the registration of the resolutions in the Commercial Registry also be annulled. On September 9, 2002 the Court rejected the claim. The plaintiff appealed the rejection but the court rejected the appeal on January 14, 2004. The plaintiff has appealed for redress before the Spanish Supreme Court and the Bank has asked the Court not to admit such appeal.

The resolutions adopted at the Bank’s shareholders’ meeting held on June 24, 2002 were challenged under Spanish law by one shareholder who filed his claim before the courts of the city of Santander. The challenged resolutions include the approval of the Bank’s annual accounts and the rejection by the shareholders’ meeting of the proposals made by the plaintiff shareholder and another shareholder to file a claim requesting the declaration of the Directors’ liability in connection with the investments made by the Bank in Argentina, as well as the proposal made by another shareholder for the dismissal of one of the Directors. The Bank responded to the claim on October 5, 2002. During the term to respond to this claim, the Bank was required to respond to another claim, filed by a different shareholder, challenging some of the resolutions adopted at the same meeting. The claim was admitted by the same court of the city of Santander that was in charge of the first proceeding and was joined to this proceeding, so both proceedings were carried out jointly. The Bank responded to this second claim on October 25, 2002. The hearing took place on April 21, 22, and 24, and the court dismissed the claim on May 29, 2003. Such judgment was appealed by the plaintiffs but the appeals were rejected by the court on November 15, 2005. Subsequently, the court’s decision of rejecting the appeals has in turn been appealed by the plaintiffs.

 Since fiscal year 1992, the Madrid Central Pre-Trial Investigation Court No. 3 has maintained pre-trial investigative proceedings – now Summary Proceedings – in order to determine liabilities of the Bank, its Chairman and three of its Officers with respect to certain credit assignment transactions (operaciones de cesión de crédito) carried out by Banco Santander, S.A. between fiscal years 1987 and 1989. In the opinion of the Bank and its internal and external advisors, the final result of this litigation will be favourable to the Bank, its Chairman and three of its Officers, and does not require a specific additional reserve. On July 16, 1996, the Madrid Central Pre-Trial Investigation Court No. 3, pursuant to a request made to such effect by the Attorney General after having consulted the Spanish Tax Authority, dismissed certain but not all the claims against the Bank, its Chairman and three of its Officers. Thereafter, the Attorney General – representative of the Tax Authority – and the Office of the Public Prosecutor repeatedly requested the dismissal of the remaining claims and the removal of the case from the docket. However, on June 27, 2002, the court changed the cited proceedings into a Summary Proceeding. Such decision was appealed by the Office of the Public Prosecutor, the Bank, its Chairman and three of its Officers. On June 23, 2003, the Panel Two of the Criminal Division of the National Criminal and Administrative Court (Audiencia Nacional) admitted partially such appeals, explicitly acknowledging that the marketing of the credit assignment transactions with clients had been legal, and reducing the number of transactions under scrutiny – and with respect to which the Bank’s possible involvement is still being alleged – from 138 to 38. With respect to the remaining 38 transactions under scrutiny, the Attorney General and the Office of the Public Prosecutor have generally requested the dismissal of claims and their removal from the docket on the grounds that no crime had been committed. Following the conclusion of the indictment proceedings – with repeated requests by the the Office of the Public Prosecutor and the Attorney General for the dismissal of the proceedings and their removal from the docket, – and based on the complaint filed by the citizen complainant, Asociación para la Defensa de Inversores y Clientes (Investor and Customer Defense Association), the Court, in an order dated October 6, 2004, decreed the commencement of oral evidentiary proceedings against the Chairman of the Bank and three of its Officers for one continuing crime of falsification of an official document, three continuing crimes of falsification of a commercial document, and thirty crimes against the public finance, ordering that a bond be jointly posted for €67.8 million, which amount was later reduced to €40.1 million, as a fine and for costs. The order designated Panel One of the Criminal Division of the National Criminal and Administrative Court as the competent court to hear the oral evidentiary proceedings. Relevant documentation has already been sent to the Court.

In December 1995, the Spanish tax authorities issued an “Acta” (writ) requiring Banco Santander, S.A. to pay €26.2 million in back withholding taxes, interest and penalties relating to the Bank’s alleged failure to comply with a purported obligation to withhold income tax on payments to clients with respect to certain credit assignment transactions held by such clients. Although a similar case in an amount of €3.8 million was successfully appealed by the Bank in June 2003 (and then appealed in turn by the Regional tax authorities), the Bank’s appeal against this writ was rejected. The Bank filed a second appeal which was partially admitted by the court on October 30, 2003. Both the Bank and the Attorney General have appealed such decision before the Supreme Court and are awaiting the Court’s decision with respect to the appeals.

Back to Contents

The resolutions adopted at the Bank’s shareholders’ meeting held on June 21, 2003 were challenged under Spanish law by three shareholders who filed their claims before the courts of the city of Santander. The three plaintiff shareholders challenged the resolution approving the annual accounts and the management of the Bank and of the Group for 2002. In addition, two out of the three plaintiff shareholders challenged the resolutions approving the profit allocation for 2002 and the Procedural Rules of the Bank’s Shareholders’ Meetings. On October 10, 2003, the Bank answered the claims. The preliminary hearing took place on January 21, 2004. On February 11, 2004 the Court decided to suspend the proceedings until the preliminary proceedings 352/2002 being carried out by the Madrid Central Court number 3 (referred to hereinbelow) were finalized. On September 29, 2004, the Bank also responded to a separate claim filed by another shareholder challenging the resolutions adopted at the same meeting. The preliminary hearing for this claim took place on January 19, 2005. The Court decided to carry out jointly all the proceedings related to the same meeting and to apply to all such proceedings the suspension ordered by the Court on February 11, 2004.

The resolutions adopted at the Bank’s shareholders’ meeting held on June 19, 2004 were challenged under Spanish law by three shareholders who filed their claims before the courts of Santander. The challenged resolutions include the approval of the Bank’s annual accounts, the profit allocation and the approval of the Procedural Rules of the Bank’s Shareholders’ Meetings. The Bank has already responded to the three claims and requested that all such claims be joined into one single proceeding. The Court granted the Bank’s request to carry out all the three proceedings jointly. The preliminary hearing took place on February 7, 2005 and the trial was held on May 9 and 10, 2005. On October 28, 2005, the court decided to reject the claims. The three plaintiff shareholders appealed the judgment to the court of appeal. On January 27, 2006, the Bank has responded that it was opposed to such appeal.

The resolutions adopted at the Bank’s shareholders’ meeting held on June 18, 2005 have been challenged under Spanish law by two shareholders who filed their claims before the courts of the city of Santander. The challenged resolutions include the approval of the Bank’s annual accounts, the profit allocation, and authorization to the Board to increase under certain conditions the Bank’s share capital. The claims will be carried out jointly. The Bank already responded to both claims. The preliminary hearing took place on May 5, 2006, and the trial has been scheduled for July 17, 18 and 19, 2006.

Inversión Hogar, S.A. filed in 2001 a suit against the Bank, carried out before the Court of 1st Instance no. 11 of Madrid, seeking the termination of a transactional agreement dated December 11, 1992 between the Bank and the plaintiff. On May 19, 2006, a judgment was rendered whereby the agreement is deemed terminated and the Bank is ordered: (i) to pay €1.8 million plus legal interests accrued since February 1997; (ii) to return a property which had been assigned to the Bank pursuant to the agreement; (iii) to pay an additional amount of €72.9 million as restoration of goods which had been sold by the Bank after foreclosure; and (iv) to bear the legal costs of the proceeding. The Bank will file an appeal against such judgment before July 18, 2006.

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

 For the same informational purposes, it is mentioned that the Madrid Central Court number 3 carried forward preliminary proceedings 352/2002 in connection with complaints filed by two shareholders against the Chairman of the Bank, regarding the economic terms of the retirement in August 2001 of the former co-chairman, Mr. José María Amusátegui and the economic terms of the resignation in February 2002 of the former first vice-chairman and chief executive officer, Mr. Angel Corcóstegui. The prosecutor and the defendants requested the dismissal of the case, which was opposed by the plaintiff shareholders. On October 16, 2003 the Court decided to change the cited proceedings to a summary proceeding. The Office of the Public Prosecutor and the Chairman of the Bank and the other two accused appealed the decision. The hearing of the appeals took place on February 9, 2004, and on February 18, 2004 the Court decided not to admit such appeals without entering into the merits of the matter. The Chairman of the Bank then appealed to the Constitutional Court. The Office of the Public Prosecutor again requested the dismissal of the case. On April 26, 2004, the Madrid Central Court number 3 decided to commence oral evidentiary proceedings. On May 10, 2004, with two dissenting votes, and in spite of the favourable report of the Office of the Public Prosecutor, the Constitutional Court decided not to admit the appeal. At the oral hearing, the Office of the Public Prosecutor requested the acquittal of those accused on the grounds that the facts do not amount to a criminal offense. On April 13, 2005, the Court decided to acquit those accused since the facts do not amount to a criminal offense. A cassation appeal filed by the plaintiffs against such decision has been admitted.

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

Back to Contents

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

In such proceeding, Total requested the Netherlands Arbitration Institute inter alia to instruct the Bank to return to the market the Cepsa shares that the Bank acquired in the bid, to declare that the conditions for Total to exercise a call option for 4.35% of Cepsa’s share capital have been fulfilled, and to pay various indemnities, some of which have to be quantified during the course of the proceeding.

On October 15, 2004, the Bank answered the claim made by Total. The Bank requested: (i) the dismissal of all the requests made by Total in its claim, except for those related to the admission of Total’s right to the restoration of its economic participation in Cepsa that Total owns through Somaen, and to the Bank’s abstention from actions that could lead to the transfer or encumbrance of such participation, as these two requests have been repeatedly accepted by the Bank; (ii) the suspension of the presently existing injunctive measures described above; (iii) the declaration of ineffectiveness of the agreements signed by the Bank and Total to act in concert with respect to their investments in Cepsa; (iv) the express declaration that irreconcible differences between the parties (“disputa insuperable”), within the meaning of the signed agreements, has not occurred between the Bank and Total; (v) the imposition to Total of the obligation to negotiate in bona fide with the Bank the most favourable way for both parties and for Unión Fenosa to separate their economic participations in Cepsa and those that are owned by Somaen; and (vi) the sentence of Total to indemnify the Bank for damages caused to the latter by the dispute between both parties and for damages derived from the adoption of the injunctive measures.

On November 30, 2004, Total answered the Bank’s pleadings and the Bank responded on January 21, 2005. After the hearings held by the Netherlands Arbitration Institute, the proceedings continued with a simultaneous submission of two conclusion filings by each party. As of May 31, 2005, both the Bank and Total submitted the first of such filings. The second filing was submitted on June 30, 2005.

On April 3, 2006, the ruling of the Netherlands Arbitration Institute was notified to the parties. The Institute: (i) accepted the interpretation that the Bank has been sustaining and accordingly acknowledged that the agreements to act in concert with respect to the parties’ investments in Cepsa had become ineffective after the enactment of Law 26/2003 of July 17, 2003, and (ii) rejected the claims made by Total demanding the Bank to pay an indemnity for moral damages and to bear the tax costs resulting from the liquidation of Somaen Dos.

 In addition, the ruling requested that Somaen Dos be liquidated (the Bank will receive from Somaen Dos 19.92% of the share capital of Cepsa, and Total will receive 8.31% of the share capital of Cepsa), and acknowledged that Total has the right to exercise its call option on 4.35% of Cepsa’s share capital at the price resulting from the original agreement between Total and the Bank, which is lower than the current market price.

Back to Contents

Certain issues (possible damages derived specifically for launching the tender offer without previous consultation with Total and the expenses and costs incurred in the arbitral proceeding) will be resolved by a complementary decision. In any event, as announced by the Bank and Total on May 25, 2006, the parties were negotiating at that date a definitive agreement to settle the proceeding.

While the ruling is being executed, the injunctive measures on the Cepsa shares owned by Somaen Dos are still in force but not the measures applicable to 12.13% of Cepsa’s share capital which was acquired by the Bank through the tender offer.

In May 2004, Chadia Limited, S.A. filed a suit against the Bank, carried out before the Court of 1st Instance number 48 of Madrid, proceeding number 420/2004, alleging that the Bank breached an alleged agreement for the sale to the plaintiff of certain buildings and seeking damages in the amount of €133 million. The Court’s decision rejecting the claim has been confirmed by the court of appeal of Madrid. Chadia Limited, S.A. has filed a cassation appeal against such confirmation.

The Bank is presently subject to a claim made by the Instituto Nacional de Vías de Colombia (INVIAS) in connection with the execution of an order declaring the expiration of a concession to build and operate a toll motorway in Colombia. The Bank formed part of the consortium (COMMSA) who was awarded that concession. Apart from certain injunctive measures, INVIAS is requesting from COMMSA and its shareholders (jointly and severally) the payment of USD 137.1 million. There is an undertaking by some of the shareholders of COMMSA to indemnify the Bank in full in connection with losses it may incur as a result of the claim.

In May 2004, INVIAS and the shareholders of COMMSA reached a transactional agreement which was turned down by resolution of the State Council of Colombia of December 9, 2004. The shareholders of COMMSA filed an appeal against such resolution, but the State Council upheld its decision.

Separately, COMMSA and its shareholders filed an appeal against the unilateral termination of the concession agreement by INVIAS, but such appeal was rejected on October 28, 2005. COMMSA and its shareholders are currently assessing the possibility to challenge such rejection.

The Bank is involved in Preliminary proceedings 2973/2006 carried forward by the Madrid Pre-Trial Investigation Court No. 11 in connection with a complaint filed by one shareholder of the Bank against the Chairman of the Bank and others, and against the Bank and its affiliated companies Santusa Holding, S.L. and Santander Holding Gestión, S.L. regarding alleged misappropriation, deceitful accounting and disloyal management.

On May 23, 2006, the Court admitted the filing of the complaint, although such admission was only partial. The Bank will challenge the complaint in due course.

Banco Español de Crédito, S.A. (“Banesto”)

In 1995 and 1996, the former directors of Banesto, who had been replaced by decision of the Bank of Spain’s Executive Council on December 28, 1993, filed claims challenging certain corporate resolutions adopted by the shareholders’ meetings held on March 26, 1994 and February 15, 1995 approving, among other things, Banesto’s financial reorganization plan and the 1994 financial statements of Banesto and the Banesto Group. In 2000, Madrid Appellate Court decisions rejected all the appeals filed by the plaintiffs in connection with the claim filed challenging the legality of the corporate resolutions approving the financial restructuring plan; the plaintiffs subsequently filed a cassation appeal against these decisions and Banesto has answered such cassation appeal. On March 5, 2002 the courts decided not to admit the cassation appeal against the Madrid Appellate Court’s decision rejecting the claims of some of the plaintiffs regarding the invalidity of the constitution of the shareholders’ meeting held on March 26, 1994. On July 22, 2003, the court admitted the cassation appeal filed by the remaining plaintiffs. Banesto filed its answer on September 20, 2003. On March 31, 2005, the parties were informed of a request made by some of the plaintiffs to bring the case to the European Court of Justice. Banesto has already opposed such request. The Office of the Public Prosecutor has responded that it was opposed to bringing the case to the European Court of Justice. A separate request to bring the case to the European Court of Justice has been received. The Office of the Public Prosecutor and the parties have been informed and their respective answers are awaited. Banesto has already responded to such request. The claim filed against the approval by the shareholders’ meeting held on February 15, 1995 of the 1994 financial statements of Banesto was also rejected in 2000 by the Court of First Instance and was subsequently appealed by the plaintiffs. The appeal was dismissed by judgment of the Court of Appeals of Madrid, rendered on May 20, 2003. In September 2003, the plaintiffs’ appeal of this judgment was also dismissed. The plaintiffs have since appealed to the Supreme Court.

Banesto’s directors and legal advisers do not believe that these claims will have any effect on the financial statements of Banesto or its Group. The plaintiffs seek that the resolutions be declared null and void, not damages. It is very difficult to assess what the practical consequences of an adverse judgment would be.

Back to Content

Abbey National Treasury Services plc

Abbey National Treasury Services plc received a demand from a foreign Tax Authority relating to the repayment of certain tax credits and related charges. Following certain modifications to the demand its nominal amount now stands at 57 million Pounds sterling (101 million Pounds sterling as of December 31, 2004). As of December 31, 2005, additional interest in relation to the demand could amount to 17 million Pounds sterling. Abbey National Treasury Services plc has received legal advice that it has strong grounds to challenge the validity of the demand.

Banco do Estado de Sao Paulo, S.A. (“Banespa”)

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

In this respect, the Board of Directors of Banespa has decided to accept the Medida Provisória nº 66 of the Secretaría da Receita Federal dated August 29, 2002 and to pay Brazilian reais 2,110 million in order to settle the proceedings. The company disputes any liability with respect to an additional amount of Brazilian reais 103 million relating to costs and surcharges imposed in connection with the dispute relating to the principal amount. The company has asked for a cautionary judicial action posting a deposit which at December 31, 2005 amounts to reais 164 million.

Santander Distribuidora de Títulos e Valores Mobiliarios, Ltda. (formerly known as Santander Brasil DTVM, Ltda.) and Banco Santander Brasil, S.A.

On May 19, 2003, the Secretaria de Receita Federal issued an “Auto de Infração” requiring from our Brazilian affiliate Santander Distribuidora de Títulos e Valores Mobiliarios, Ltda. the payment of Brazilian reais 290 million in taxes allegedly incurred in connection with certain cash management services rendered by such company to its clients which the company had treated during 2000, 2001 and the two first months of 2002 as exempt from the Tax on Financial Transactions, following the advice of its tax advisers. The Board of Directors of Santander Distribuidora de Títulos e Valores Mobiliarios, Ltda. appealed this decision in June 2003. The Tax Authorities confirmed the “Auto de Infrançao” and the Board of Directors appealed to “Conselho de Contribuintes” (final administrative court). The Court decision is pending. On December 31, 2005, the amount involved in the action was equivalent to reais 352 million.

Also on May 29, 2003, the Secretaria de Receita Federal issued another “Auto de Infração” requiring from our Brazilian affiliate Banco Santander Brasil, S.A. the payment of Brazilian reais 290 million in taxes allegedly incurred in connection with certain clearing services rendered by such company to Santander Distribuidora de Títulos e Valores Mobiliarios, Ltda. pursuant to an agreement between these two companies. Following the advice of its tax advisers, Banco Santander Brasil, S.A. had treated during 2000, 2001 and the two first months of 2002 such services as exempt from the Tax on Financial Transactions. The Board of Directors of Banco Santander Brasil, S.A. appealed this decision in June 2003. The Tax Authorities confirmed the “Auto de Infrançao” and the Board of Directors appealed to “Conselho de Contribuintes” (final administrative court). The Court decision is pending. On December 31, 2005, the amount involved in the action was equivalent to reais 352 million.

Casa de Bolsa Santander Serfín, S.A. de C.V. (“Casa de Bolsa”) (Grupo Financiero Santander Serfín)

In 1997 Casa de Bolsa was sued for an alleged breach of various stock brokerage contracts. On July 6, 1999, Civil Court number thirty-one of the Federal District handed down a judgment ordering Casa de Bolsa to return to the plaintiff 2,401,588 shares of the investment vehicle México 1 and 11,219,730 shares of the investment vehicle México 4 at their market value and to pay MXP 15 million, plus interest calculated at the average percentage cost of deposit-taking (C.P.P.) multiplied by four.

After several appeals had been filed, this judgment was declared final on June 21, 2004. On November 5, 2004, a writ of execution was issued in which the interest was quantified at MXP 37,646 million and Casa de Bolsa was ordered to deliver the claimed shares.

Successive appeals were filed against this writ of execution. On February 14, 2006, Civil Chamber number two of the High Court of Justice of Mexico City handed down a decision on the latest appeal, setting aside the writ of execution since the payment of the MXP 37,646 million was deemed to be unjustified and the procedure to calculate the interest had been incorrect. An appeal for protection of constitutional rights was filed against this decision. On June 20, 2006 the Court confirmed that the decision of the Civil Chamber number two dated February 14, 2006 regarding the way in which the interest should be calculated does not violate constitutional rights. An appeal for judicial review can be filed against the decision handed down on June 20, 2006.

Other Litigation

In addition to the above described matters, the Bank and its subsidiaries are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of our business, including in connection with the Group’s lending activities, relationships with the Group’s employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in early stages of discovery, the Bank cannot state with confidence what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. The Bank believes that it has made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings and believes that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on the Group’s business, financial condition, or results of operations. However, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by the Bank; as a result, the outcome of a particular matter may be material to the Bank’s operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and the level of the Bank’s income for that period.

Dividend Policy

We have normally paid an annual dividend in quarterly installments. The table below sets forth the historical per share and per ADS (each of which represents the right to receive one of our shares) amounts of interim and total dividends in respect of each fiscal year indicated.

	Euro per Share Interim					Dollars per ADS Interim

	First	Second	Third	Fourth	Total	First	Second	Third	Fourth	Total

2001	0.07513	0.07513	0.07513	0.06311	0.2885	0.0656	0.0673	0.0661	0.0568	0.2558
2002	0.0775	0.07513	0.07513	0.06073	0.2885	0.0754	0.0612	0.0804	0.0680	0.2850
2003	0.0775	0.0775	0.0775	0.0704	0.3029	0.08602	0.0899	0.0842	0.08801	0.36235
2004	0.0830	0.0830	0.0830	0.0842	0.3332	0.08484	0.08971	0.09175	0.09191	0.35821
2005	0.09296	0.09296	0.09296	0.13762	0.4165	0.09591	0.09466	0.09523	0.139202	0.425002

Back to Contents

On August 1, 2006, we will pay the first dividend on account of the earnings for the 2006 financial year for a gross amount of €0.106904 per share.

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

Year Ended December 31,

Previous Spanish GAAP				IFRS

2001	2002	2003	2004 (*)	2004	2005

(in thousands of euros)
1,329,931	1,376,178	1,445,033	1,837,424	1,935,992	2,605,009
(*)	Statutory Distributable Profits

The portion of our net income attributable to our subsidiaries has increased steadily in recent years as our subsidiaries have grown and we have acquired new subsidiaries. Such profits are available to us only in the form of dividends from our subsidiaries and we are dependent to a certain extent upon such dividends in order to have Distributable Profits sufficient to allow payment of dividends on our guaranteed preference stock of our subsidiaries as well as dividends on our shares (although the payment of dividends on the shares is limited in the event of the non-payment of preference share dividends). We generally control a sufficient proportion of our consolidated subsidiaries’ voting capital to enable us to require such subsidiaries to pay dividends to the extent permitted under the applicable law. As a result of our growth, the Bank, as the holding entity of the shares of our various companies, has added investments in our subsidiaries, the financial costs of which are borne by us.

B. Significant Changes.

For significant changes that have occurred since December 31, 2005, see our Form 6-K relating to our first quarter 2006 results filed with the Securities and Exchange Commission on May 3, 2006.

Item 9. The Offer and Listing.

A. Offer and listing details.

Market Price and Volume Information

Santander’s Shares

During the last year, our shares were the shares with the highest trading volume on the Spanish stock exchanges. At December 31, 2005, our shares represented 16.94% of the IBEX 35 Stock Exchange Index, the highest percentage among all Spanish issuers represented in this index. Our market capitalization of €69,735.4 million at 2005 year-end was the largest of any Spanish company, according to information published by the Sociedad de Bolsas, S.A. (“Sociedad de Bolsas”).

At December 31, 2005, we had 2,443,831 registered holders of our shares and, as of such date, a total of 604,262,129 of our shares or 9.66% were held by 790 registered holders with registered addresses in the United States and Puerto Rico, including JP Morgan Chase, as depositary of our American Depositary Share program.

Back to Contents

Our shares are traded on Spain’s automated “continuous market”, the national, centralized market which integrates by computer quotations originating in the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao) (the “Automated Quotation Systems”). Our shares also are listed on the New York (in the form of American Depositary Shares), London, Milan, Lisbon, Buenos Aires and Mexico Stock Exchanges. In 2001, we delisted our shares from the Tokyo Stock Exchange and in 2003 we delisted our shares from the London, Paris, Frankfurt and Swiss Exchanges. At December 31, 2005, 57.8% of our shares were held of record by non-residents of Spain.

The table below sets forth the high, low and last daily sales prices in euros for our shares on the continuous market for the periods indicated.

	Euros per Share

	High	Low	Last

2001 Annual	12.38	6.93	9.41

2002 Annual	10.47	4.99	6.54

2003 Annual	9.44	5.01	9.39

2004 Annual	9.77	7.70	9.13
First Quarter	9.77	8.36	8.85
Second Quarter	9.57	8.17	8.53
Third Quarter	8.70	7.70	7.90
Fourth Quarter	9.27	7.83	9.13

2005 Annual	11.18	8.92	11.15
First Quarter	9.83	8.94	9.39
Second Quarter	9.65	8.92	9.59
Third Quarter	10.99	9.21	10.93
Fourth Quarter	11.18	10.25	11.15

Last six months
2005
December	11.18	10.60	11.15
2006
January	11.87	10.88	11.84
February	12.41	11.52	12.25
March	12.40	11.74	12.05
April	12.29	11.55	12.29
May	12.27	10.93	11.27
June (through June 23, 2006)	11.45	10.44	11.10

On June 23, 2006, the reported last sale price of our shares on the continuous market was €11.10.

American Depositary Shares (ADSs)

Our ADSs have been listed and traded on the New York Stock Exchange since July 30, 1987. Each ADS represents one of our shares and is evidenced by an American Depositary Receipt, or ADR. The deposit agreement, pursuant to which ADRs have been issued, is among us, JP Morgan Chase, as depositary, and the holders from time to time of ADRs. At December 31, 2005, a total of 111,467,871 of our ADSs were held by 610 registered holders. Since certain of such of our shares and our ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

Back to Contents

The table below sets forth the reported high, low and last sale prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Dollars Per ADS

	High	Low	Last

2001 Annual	11.94	6.40	7.54
2002 Annual	9.49	4.75	7.05
2003 Annual	12.01	5.68	12.01
2004
Annual	12.47	9.43	12.37
First Quarter	12.40	10.18	10.98
Second Quarter	11.49	9.86	10.50
Third Quarter	10.65	9.43	9.78
Fourth Quarter	12.47	9.95	12.37
2005
Annual	13.27	11.37	13.19
First Quarter	12.80	11.68	12.16
Second Quarter	12.30	11.37	11.58
Third Quarter	13.27	11.50	13.17
Fourth Quarter	13.20	12.41	13.19
Last six months
2005
December	13.20	12.56	13.19
2006
January	14.27	13.30	14.27
February	14.64	14.01	14.62
March	14.79	14.12	14.61
April	15.34	14.16	15.34
May	15.62	14.21	14.45
June (through June 23, 2006)	14.61	13.16	13.82

On June 23, 2006, the reported last sale price of our ADSs on the New York Stock Exchange was $13.82.

B. Plan of distribution.

Not Applicable

C. Markets.

General

Spanish Securities Market

The Spanish securities market for equity securities (the “Spanish Stock Exchanges”) consists of the four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia (the “local exchanges”). The majority of the transactions conducted on them are done through the Automated Quotation System (Sistema Interbancario Bursátil Español or “S.I.B.E.”). During the year ended December 31, 2005, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges. According to statistics of the CNMV, the shares of Spanish banks are among the most heavily-traded securities on the Spanish Stock Exchanges.

Automated Quotation System

The Automated Quotation System was introduced in 1989 and links the four local exchanges, providing those securities listed on it with a uniform continuous market that eliminates most of the differences among the local exchanges. The principal feature of the system is the computerized matching of buy and sell orders at the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be modified or canceled until executed. The activity of the market can be continuously monitored by investors and brokers. The Automated Quotation System is operated and regulated by the Sociedad de Bolsas, a corporation owned by the companies that manage the local exchanges. All trades on the Automated Quotation System must be placed through a bank, brokerage firm, an official stock broker or a dealer firm member of a Spanish stock exchange directly.

Back to Contents

There is a pre-opening session held from 8:30 a.m. to 9:00 a.m. each trading day on which orders are placed at that time. The computerized trading hours are from 9:00 a.m. to 5:30 p.m. Each session will end with a 5 minute auction, between 5:30 and 5:35 p.m., with a random closedown of 30 seconds. The price resulting from each auction will be the closing price of the session.

From May 14, 2001, new rules came into effect regarding the maximum price fluctuations in the price of stocks. Under the new rules, each stock in the continuous market is assigned a static and a dynamic range within which the price of stocks can fluctuate. The price of a stock may rise or fall by its static range (which is published once a month and is calculated according to the stock’s average historic price volatility) above or below its opening price (which shall be the closing price of the previous session). When the stock trades outside of this range, the trading of the stock is suspended for 5 minutes, during which an auction takes place. After this auction, the price of the stock can once again rise or fall by its static range above or below its last auction price (which will be considered as the new static price before triggering another auction). Furthermore, the price of a stock cannot rise or fall by more than its dynamic price range (which is fixed and published once a month and is calculated according to the stock’s average intra-day volatility), from the last price at which it has traded. If the price variation exceeds the stock’s dynamic range a five minutes auction is triggered.

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

Book-Entry System

Ownership of shares listed on any Spanish stock exchange is required to be represented by entries in a register maintained by Iberclear, and transfers or changes in ownership are effected by entries in such register. The securities register system is structured in two levels: the central registry managed by Iberclear which keeps the securities balances of the participants, and a detailed registry managed by the participants where securities are listed by holder’s name.

Back to Contents

Securities Market Legislation

The Spanish Securities Markets Act, which came into effect in 1989, among other things:

•	established an independent regulatory authority, the CNMV, to supervise the securities markets;
•	established a framework for the regulation of trading practices, tender offers and insider trading;
•	required stock exchange members to be corporate entities;
•	required companies listed on a Spanish stock exchange to file annual audited financial statements and to make public quarterly financial information;
•	established a framework for integrating quotations on the four Spanish stock exchanges by computer;
•	exempted the sale of securities from transfer and value added taxes;
•	deregulated brokerage commissions as of 1992; and
•	provided for transfer of shares by book-entry or by delivery of evidence of title.

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

On July 17, 2003, the Securities Market law was amended by Law 26/2003 in order to reinforce the transparency of listed companies. It introduced:

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

Back to Contents

On March 11, 2005 Royal Decree Law 5/2005 was approved, modifying the Securities Market Law in order to implement the Directive 2003/71/EC of the European Parliament and of the Council on the prospectus to be published when securities are offered to the public or admitted to trading. The Directive: (i) harmonizes the requirements for the process of approval of the prospectuses in order to grant to the issuer a single passport for such document, valid throughout the European Union; (ii) it incorporates the application of the country of origin principle by which the prospectus will be approved by the Member States of the European Union where the issuer has its registered office but it also introduces as a new matter the possibility that in certain circumstances, such as issues with high minimum denominations (€1,000 or more), the issuer may designate the relevant European Union competent authority for prospectus approval.

On April 22, 2005, the Securities Market Law was amended by Law 5/2005 on supervision of financial conglomerates in order to make the sectoral rules applicable to investment firms more consistent with other sectoral rules applicable to other groups with similar financial activities, such as credit institutions and insurance undertakings.

On November 14, 2005 the Securities Market Law was further amended by Law 19/2005, which refers to the European public limited-liability companies with registered offices in Spain and, on November 24, 2005, by Law 25/2005, of November 24, 2005, which regulates the capital risk entities (see “Item 4. Information on the Company—B. Business Overview— Recent legislation).

Royal Decree 1310/2005 (November 4) partially developed the Securities Market Law 24/1988, in relation to the admission to trading of securities in the official secondary markets, the sales or subscription public offers and the prospectus required to those effects (see “Item 4. Information on the Company—B. Business Overview— Recent legislation).

Royal Decree 1333/2005 (November 11), which developed the Securities Market Law 24/1988, in relation to market abuse (see “Item 4. Information on the Company—B. Business Overview— Recent legislation).

Trading by Santander’s Subsidiaries in the Shares

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

Our trading activities in our shares are limited to those set forth above. No affiliated company acts as a “market maker” as that term is understood in the United States securities markets. The continuous market is driven by orders, which are matched by the market’s computer system according to price and time entered. Santander and Banesto’s broker subsidiaries, Santander Investment Bolsa, S.V., S.A., and Banesto Bolsa, S.A., S.V.B., and the other brokers authorized to trade on the continuous market (“Member Firms”) are not required to and do not serve as market makers maintaining independently established bid and ask prices. Rather, Member Firms place orders for their customers, or for their own account, into the market’s computer system. If an adequate counterparty order is not available on the continuous market at that time, the Member Firm may solicit counterparty orders from among its own clients and/or may accommodate the client by filling the client’s order as principal.

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

The law requires that the CNMV be notified each time the acquisitions of treasury stock made since the last notification reaches 1% of the outstanding capital stock, regardless of any other preceding sales. The Companies Law establishes, in relation to the treasury stock shares (held by us and our affiliates), that the exercise of the right to vote and other non-financial rights attached to them shall be suspended. Financial rights arising from treasury stock held directly by us, with the exception of the right to allotment of new bonus shares, shall be attributed proportionately to the rest of the shares.

Back to Contents

The portion of trading volume in the shares represented by purchases by our subsidiaries has varied widely from day to day and from month to month and may be expected to do so in the future. In 2005, 10.66% of the volume traded of the shares was effected not as a principal by Santander Investment Bolsa, S.V., S.A. and 5.95% was effected not as a principal by Banesto Bolsa, S.A., S.V.B. The portion of trading volume in the shares allocable to purchases and sales as principal by our companies was approximately 6.5% in the same period. The monthly average percentage of outstanding shares held by our subsidiaries ranged from 0.057% to 0.702% in 2005. Our subsidiaries held 4,800,711 of our shares (0.077% of our total capital stock) at December 31, 2005.

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

At our last Shareholders’ Meeting, which was held on June 17, 2006, our shareholders approved a number of proposals, including amendments to articles 16, 20, 30 and 38 of our By-laws. Such amendments will enter into force once they are registered on the Mercantile Registry.

For more information on the resolutions adopted by the Shareholder’s Meeting held on June 17, 2006, see our Form 6-K filed with the Securities Exchange Commission on June 20, 2006.

General

As of December 31, 2005, the Bank’s share capital was €3,127,148,289.50, represented by a single class of 6,254,296,579 book-entry Santander shares with a nominal value of €0.50 each. Since that date, our share capital has not changed. All of our shares are fully paid and non-assessable. Spanish law requires that bank-listed equity securities be issued in book-entry form only.

Register

Santander is registered with the Commercial Registry of Santander (Finance Section). The Bank is also recorded in the Special Registry of Banks and Bankers with registration number 0049, and its fiscal identification number is A-39000013.

Corporate Object and Purpose

Article 12 of our By-laws states that the corporate objective and purpose of Santander consist of carrying-out all types of activities, operations and services specific to the banking business in general and which are permitted under current legislation and the acquisition, holding and disposal of all types of securities.

Back to Contents

Certain Provisions Regarding Shareholder Rights

As of the date of the filing of this report, Santander’s capital is comprised of only one class of shares, all of which are ordinary shares and have the same rights.

Our By-laws do not contain any provisions relating to sinking funds.

Our By-laws do not specify what actions or quorums are required to change the rights of holders of our stock. Under Spanish law, the rights of holders of stock may only be changed by an amendment to the by-laws of the company that complies with the requirements explained below under “Meetings and Voting Rights.”

Meetings and Voting Rights

We hold our annual general shareholders’ meeting during the first six months of each fiscal year on a date fixed by the Board of Directors. Extraordinary meetings may be called from time to time by the Board of Directors whenever the Board considers it advisable in corporate interests, and whenever so requested by stockholders representing at least 5% of the outstanding share capital of Santander. Notices of all meetings are published in the Official Gazette of the Mercantile Register and in one of the local newspapers having the largest circulation in the province where the registered office of Santander is located. In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and the Spanish Stock Exchanges and published on the company’s website. Our last ordinary general meeting of shareholders was held on June 17, 2006 and our last extraordinary general meeting of shareholders was held on October 21, 2004.

At our last Shareholders’ Meeting, which was held on June 17, 2006, our shareholders approved a proposal to amend article 20 of our By-laws such that, once the amendment is registered on the Mercantile Registry, would stipulate that the convening of the shareholders’ meetings will have to be done at least 30 days in advance, as it is currently required by Spanish law.

Each Santander share entitles the holder to one vote. Registered holders of any number of shares who are current in the payment of capital calls will be entitled to attend shareholders’ meetings. Our By-laws do not contain provisions regarding cumulative voting.

Any Santander share may be voted by proxy. Subject to the limitations imposed by Spanish law, proxies may be given only to shareholders who are entitled to attend the shareholders’ meeting and are acting in their individual capacity, must be in writing or by remote means of communication and are valid only for a single meeting.

In accordance with the Procedural Rules of the General Shareholders’ Meeting and in the manner established by such Rules, the Group’s website includes from the date when the call of the General Shareholders’ Meeting is published, the text of all resolutions proposed by the Board of Directors with respect the agenda items and the details regarding the manner and procedures for shareholders to follow to confer representation on any other shareholder who is eligible to attend the General Shareholders’ Meeting in his own right and to vote by proxy. The manner and procedures for electronic delegation and voting via the Internet are also indicated.

At our last Shareholders’ Meeting our shareholders approved a proposal to amend article 16 of our By-laws such that, once the amendment is registered on the Mercantile Registry, representation at a Shareholders’ Meeting can also be conferred to a person who is not a shareholder.

At both General Shareholders’ Meetings held in 2004 (the Annual General Meeting of June 19, 2004 and the Extraordinary General Meeting of October 21, 2004) our shareholders could exercise their voting and representation rights prior to the meetings by electronic means (via the Internet). In addition, at the Extraordinary General Shareholders’ Meeting of October 21, 2004, our shareholders could vote by mail and in the Annual General Meetings held on June 18, 2005 and June 17, 2006, our shareholders, besides exercising their voting and representation rights prior to the meeting by mail or via the Internet, were able to attend (besides attending and voting in person) via the Internet and were also able to vote in real time on the Internet on the resolutions considered at the meeting.

Only registered holders of Santander shares of record at least five days prior to the day on which a meeting is scheduled to be held may attend and vote at such meeting. As a registered shareholder, the depositary will be entitled to vote the Santander shares underlying the Santander ADSs. The deposit agreement requires the depositary to accept voting instructions from holders of Santander ADSs and to execute such instructions to the extent permitted by law.

Back to Contents

In general, resolutions passed by a general meeting are binding upon all shareholders. In certain circumstances, Spanish law gives dissenting or absent shareholders the right to have their Santander shares redeemed by us at prices determined in accordance with established formulae or criteria. Santander shares held by the Bank or its affiliates are counted for purposes of determining quorums but may not be voted by the Bank or by its affiliates.

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

In accordance with Spanish law, a quorum on first call for a duly constituted ordinary or extraordinary general meeting of shareholders requires the presence in person or by proxy of shareholders representing 25% of our subscribed voting capital. On second call there is no quorum requirement. Notwithstanding the above, a quorum of 50% of our subscribed voting capital is required on the first call to approve any of the following actions:

(i)	issuance of bonds;
(ii)	increase or reduction of share capital;
(iii)	transformation of Santander (change in corporate nature);
(iv)	merger, split or spin-off;
(v)	any other amendment of our By-laws; and
(vi)	dissolution.

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

Dividends

We normally pay a yearly dividend in advance in quarterly installments in August, November and February and a complementary dividend that is generally paid in May of the following year. We and our domestic banking subsidiaries are subject to certain restrictions on dividend payments, as prescribed by the Ministry of Economy and the Bank of Spain. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Restrictions on Dividends”.

Our By-laws establish that any available profits shall be distributed in the following order: first, the legally required amounts are placed into the compulsory reserves. Next, our Board of Directors will assign such amounts it considers appropriate to voluntary reserves and “fondos de previsión” (general allowances). After separating the amount which should be carried forward, if the Board deems it advisable, the remaining amount will be divided equally amongst our shareholders under the limitations imposed by Spanish law.

Our By-laws also dictate that non-voting shares shall receive a minimum annual dividend of 5% of the capital paid out in respect of each such share in accordance with the Companies Law.

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

Back to Contents

Preemptive Rights

In the event of a capital increase, or the issuance of convertible debt, each shareholder has a preferential right by operation of law to subscribe for shares in proportion to its shareholding in each new issue of Santander shares. However, this right may be excluded under certain circumstances by specific approval at the shareholders’ meeting and this right is deemed excluded in the relevant capital increase when the shareholders approve:

•	capital increases following conversion of convertible bonds into Santander shares; or
•	capital increases due to the absorption of another company or of part of the spun-off assets of another company, when the new shares are issued in exchange for the new assets received.

If capital is increased by the issuance of new shares in return for capital from certain reserves, the resulting new Santander shares will be distributed pro rata to existing shareholders.

Redemption

Our By-laws do not contain any provisions relating to redemption of shares. Nevertheless, pursuant to Spanish law, redemption rights may be created at a duly held general shareholders’ meeting. Such meeting will establish the specific terms of any redemption rights created.

Registration and Transfers

The Santander shares are in book-entry form. We maintain a registry of shareholders. We do not recognize, at any given time, more than one person as the person entitled to vote each share in the shareholders meeting.

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

Liquidation Rights

Upon a liquidation of Santander, our shareholders would be entitled to receive pro rata any assets remaining after the payment of our debts, taxes and expenses of the liquidation. Holders of non-voting shares, if any, are entitled to receive reimbursement of the amount paid before any amount is distributed to the holders of voting shares.

Change of Control

Our By-laws do not contain any provisions that would have an effect of delaying, deferring or preventing a change in control of the company and that would operate only with respect to a merger, acquisition or corporate restructuring involving Santander or any of our subsidiaries. Nonetheless, certain aspects of Spanish law described in the following section may delay, defer or prevent a change of control of the Bank or any of our subsidiaries in the event of a merger, acquisition or corporate restructuring.

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

Back to Contents

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

Credit entities must notify the Bank of Spain as soon as they become aware of any acquisition or transfer of significant shares of its stock capital that exceeds the above-mentioned percentages. In addition, credit entities are required to provide periodic reports to the Bank of Spain describing the composition of and significant alterations to the ownership of the capital stock of the credit entity. This information must also provide the level of ownership, regardless of the amount, of any other financial entities in the capital stock of the credit entity.

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

RD 432/2003 introduced additional scenarios which impose the mandatory launching of a tender offer. A person or entity must first launch a tender offer if it proposes to acquire a significant shareholding (25% or more) in the voting stock of the target company’s shares (or certain other equivalent securities that may directly or indirectly give the right to subscribe for shares) of a publicly-traded Spanish company. The tender offer must be for shares representing, at least, 10% and up to 100% of the target’s company capital, contingent on the final percentage of the capital of such target company to be acquired (basically, 25% or more or 50% or more). Also, the launching of a tender offer is mandatory for the acquisition of shares representing 6% or more of the capital of the target company during any twelve-month period when the offeror holds a stake between 25% and 50% of the target’s company capital.

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

In addition, any company listed on a Spanish stock exchange must report any acquisition by such company (or a subsidiary) of the company’s own shares if the acquisition, together with any acquisitions since the date of the last report, causes the company’s ownership of its own shares to exceed 1% of its capital stock. See “Item 9. The Offer and Listing—Santander Shares—Trading by Santander’s Subsidiaries in the Shares.”

The directors of any company listed on a Spanish stock exchange must report to the CNMV to the Governing Companies (Sociedades Rectoras) of the Stock Exchanges on which the company is listed, and to the company itself, the amount of shares or option rights over the company’s shares that they hold at the time of their appointment (or, if applicable, report that they own no shares or options) directly or through companies they control or any other intermediary, regardless of the amount, and must report all acquisitions or transmissions of shares in the company, regardless of the amount that they carry out by themselves or by means of either the companies they control or an intermediary. The directors must also report the acquisition or transfer of option rights over the company’s shares.

In addition, managers of any listed company must report to the CNMV the acquisition of shares and option rights over shares as a result of a compensation plan related to the shares’ price. Any change of the aforesaid plans must be also reported.

Board of Directors

Our Board of Directors may be made up of a minimum of 14 and a maximum of 30 members, appointed by the general meeting of shareholders. At our last Shareholders’ Meeting our shareholders approved an amendment to article 30 of our By-laws such that, once it is registered on the Mercantile Registry, will reduce the maximum number of Directors from 30 to 22, while the minimum number of Directors would remain 14.

Members of the Board of Directors are elected for an initial term of three years but can be re-elected. One third of the members of the Board are elected each year. At our last Shareholders’ Meeting our shareholders approved a proposal to amend our By-laws which would, once the amendment is registered on the Mercantile Registry, extend such terms from three to five years and reduce from one third to one fifth the portion of the Board elected each year. The term for Directors designated by co-opting and ratified by the subsequent Shareholders´ Meeting will be the same as that of the Directors they are replacing.

A Director could serve for a term shorter than the one for which he or she has been initially elected if the shareholders acting at a duly called General Meeting decide that that Director be replaced before completing his or her term.

Although there is no provision in Spanish law regarding the composition of a board of directors, the Regulation of the Board provide that in exercising its powers to make proposals at the General Shareholders’ Meeting and to designate Directors by interim appointment to fill vacancies, the Board shall endeavor to ensure that the external or non-executive Directors represent a majority over the executive Directors and that the former include a reasonable number of independent Directors.

These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Independence of the Directors on the Board of Directors”. The Bank currently complies with this requirement.

Back to Contents

Certain Powers of the Board of Directors

The actions of the members of the Board are limited by Spanish law and certain general provisions contained in our By-laws. For instance, Article 32 of our By-laws states that the Directors will be liable to Santander, to our shareholders and to our corporate creditors for any damages that they may cause by acts or omissions which are contrary to law or to the By-laws or by acts or omissions contrary to the duties inherent in the exercise of their office.

A Director’s power to vote on a proposal, arrangement or contract in which such Director is materially interested is not regulated by our By-laws. Conflicts of interest are regulated by Article 28 of the Regulations of the Board. Under Article 28, a Director is obliged to inform the Board of any direct or indirect conflict of interest which may exist with the Bank. If such a conflict relates to a particular transaction, then the Director (i) may not undertake the transaction without the Board’s authorization (such authorization can only be granted following a report of the Appointments and Remuneration Committee); and (ii) the Director may not take part in the discussion or voting regarding the transaction to which the conflict relates.

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

Article 38 of the Bank’s By-laws provides that the members of our Board of Directors (together with our Executive Vice Presidents) may receive an amount up to 5% of the Bank’s net income for any fiscal year, for performing their duties as Directors, provided, however, that the Board may resolve that such percentage be reduced in those years in which the Board deems it justified. In practice, the amount so distributed is lower than the 5% limit mentioned above. An amendment to our By-laws was approved by our shareholders at the last Shareholders’ Meeting that would reduce, once the amendment is registered on the Mercantile Registry, this limit from 5% to 1% and exclude the reference to the Bank’s Executive Vice Presidents. In addition, the Board shall distribute the resulting payment among the participants in such manner and amount as may resolved annually by the Board with respect to each of them.

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

Board of Directors Qualification

There are no mandatory retirement provisions due to age for Board members in our By-laws or in the regulations of our Board of Directors. These regulations contain provisions relating to the cessation of directorship for other reasons.

Back to Contents

Subject to legal limitations, any person will be eligible to serve as a Director of Santander without having to be a shareholder of the Bank.

C. Material contracts.

During the past two years, the Bank was not a party to any contract outside its ordinary course of business that was material to the Group as a whole, except as disclosed in “Item 4. Information on the Company — Principal Capital Expenditures and Divestitures — Acquisitions, Dispositions, Reorganizations — Sovereign”.

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

Back to Contents

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

Back to Contents

U.S. Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs or shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The summary applies only to U.S. Holders (as defined below) that hold ADSs or shares as capital assets for tax purposes and does not address special classes of holders, such as:

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

The summary is based upon tax laws of the United States including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which may affect the tax consequences described herein possibly with retroactive effect. In addition, the summary is based on the Treaty and is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms. Prospective purchasers of the ADSs or shares are urged to consult their own tax advisers as to the U.S., Spanish or other tax consequences of the acquisition, ownership and disposition of ADSs or shares in their particular circumstances.

As used herein, a “U.S. Holder” is a beneficial owner of ADSs or shares that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision thereof; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, for U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as the holders of the underlying shares represented by those ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Spanish taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are pre-released.

Taxation of Distributions

Subject to the discussion of the passive foreign investment company rules below, to the extent paid out of our current or accumulated earnings and profits (as determined in accordance with U.S. federal income tax principles), distributions, including any Spanish withholding tax, made with respect to ADSs or shares (other than certain pro rata distributions of our capital stock or rights to subscribe for shares of our capital stock) will be includible in the income of a U.S. Holder as foreign source ordinary dividend income. Such dividends will not be eligible for the “dividends received deduction” generally allowed to corporations receiving dividends from domestic corporations under the Code. The amount of the distribution will equal the U.S. dollar value of the euros received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for U.S. Holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any euros received into U.S. dollars at that time. Any gains or losses resulting from the conversion of euros into U.S. dollars will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source.

Back to Contents

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to a non-corporate U.S. holder paid in taxable years beginning before January 1, 2011 will be taxed at a maximum rate of 15%. Non-corporate holders should consult their own tax advisers to determine the implications of the rules regarding this favorable rate in their particular circumstances. The amount of dividend will include any amounts withheld by us or our paying agent in respect of Spanish taxes.

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

Sale and Other Disposition of ADSs or Shares

Subject to the discussion of the passive foreign investment company rules below, gain or loss realized by a U.S. Holder on the sale or exchange of ADSs or shares will be subject to U.S. federal income tax as capital gain or loss (and will be long-term capital gain or loss if the U.S. Holder held the shares or ADSs for more than one year) in an amount equal to the difference between the U.S. Holder’s tax basis in the ADSs or shares and the amount realized on the disposition. Gain or loss, if any, will be U.S. source for foreign tax credit purposes. The deductibility of capital losses is subject to limitations. Long-term capital gain of a non-corporate U.S. holder is generally taxed at a preferential rate.

Passive Foreign Investment Company Rules

We believe that we are not a “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes for the taxable year 2005. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25 percent owned equity investments) from time to time, and based upon certain proposed Treasury Regulations that are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we are treated as a PFIC for any taxable year, gain recognized by a U.S. Holder on a sale or other disposition of ADSs or shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.

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

I. Subsidiary information.

Not Applicable

Back to Contents

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Introduction

Our risk management activities involve the integrated qualification and quantification of the different types of risk (credit risk, operational risk, reputational risk and market risk) which are assumed by our business units in their activities.

We have divided this section in the following seven parts:

•	Organization of Risk Management;
•	Global Risk Analysis Profile;
•	Credit Risk;
•	Operational Risk;
•	Reputational Risk;
•	Risk Training Activities; and
•	Market Risk

Excellent risk management is one of the basic pillars of our business strategy, a necessity for creating value.

Throughout our history, we have combined prudence (for example, in loan-loss provisions) with use of advanced risk management techniques, which have been shown to be very efficient in the recurrent and balanced generation of earnings and the creation of shareholder value.

The importance attached to the quality of risk has traditionally been, and continues to be, one of the hallmarks of our corporate culture and management style.

For these reasons, we fully identify with the New Basle Capital Accord (BIS II), as it sets out and regulates the most advanced risk management practices of the banking industry.

The entry into force of this Accord will also enable us to reflect our strength in this sphere and our capacity to successfully apply the system of Advanced Internal Models of risk and their appropriate integration with our global management. Significant progress was made in this area during 2005. With this, not only will we continue to be one of the leaders in risk management matters, but the markets, under the framework of Pillar III of Basle II, will have at their disposal all the elements needed for an evaluation of our business.

We are making the necessary investment in human and technological resources to satisfy the New Accord’s demanding requirements in a reasonable time period, and are strongly committed to continuing to do this in order to keep up, as we are sure of beneficial results that it will continue to produce.

Our risk management is based on the following principles:

•

Independent working with shared hierarchy. The objectives and methodologies are established by the Risks Division, while the organizational structure is adapted to business needs and proximity to the customer, while maintaining risk quality criteria.

•	Executive capacity supported by knowledge and closeness to the customer, as well as collective decisions via the corresponding Risks Committees.
•	Global scope (different types of risk) and single treatment of the customer (non-admission of risks from different units), without detriment to specialization by risk type and customer segment.

Back to Contents

•	Collective decision-making (including at the branch) which ensures different opinions and does not make results dependent on individual decisions.
•	Medium-low risk profiles as a target, without detriment to their predictable nature, which entails a culture of consistency in a series of policies and procedures, among which are the following:
-	Special emphasis on monitoring of risks in order to have sufficient warning of possible problems.
-	Risk diversification limiting, in general, the Group’s relative exposure to the overall risk of customers in the credit system.
-	Avoiding exposure to companies with ratings deemed to be below par, even when this would entail a risk premium proportionate to the level of internal rating.

We have been using a series of techniques and tools for many years, which are mentioned in other parts of this report. Of note among them, given that we implemented them ahead of time and for being in line with BIS II, are:

•

Internal qualitative and quantitative ratings; with valuation of the different components which, by client and facility, enable the probabilities of failure to be estimated and then the expected loss on the basis of historical data.

•	Return on Risk Adjusted Capital (RORAC), used for pricing operations (bottom up) and for the analysis of portfolios and units (top down).
•

Economic capital estimated by valuating all kinds of risks, both as a reference of the management by different building blocks and the return obtained, as well as in admission processes and reference limit of the global classifications of large clients.

•	Value at risk as an element of control and for setting the market risk limits of the different trading portfolios.
•	Stress testing to complement the analysis of market and credit risk, in order to assess the impact of alternative scenarios, including on provisions and capital.

Part 1. Organization of Risk Management

Our governing bodies and senior management have the knowledge and experience to carry out their tasks effectively, objectively and independently in order to supervise execution of the general strategy. The senior management sets business plans, supervises daily decisions and ensures they are in line with the objectives and policies set by the Board.

The Risk Committee, delegated by the Board:

•	Sets our risk policies, in accordance with the Board’s Executive Committee.
•	Ensures that the risk levels assumed at the individual and global level meet the targets set.
•	Resolves operations beyond the powers delegated to bodies immediately below, as well as the global limits of pre-classification of economic groups or in relation to exposures by classes of risk.
•	Empowers other committees lower down the hierarchy to deal with risks.
•	Receives information on the significant issues that it must know about and decide upon.
•	Regularly reviews the exposures to main clients, economic sectors, geographic areas and risk categories.
•	Knows and supervises the fulfillment of risk objectives, the tools used to manage risk, the measures being taken to improve risk management and any other actions undertaken in this area.

Back to Contents

•	Receives, evaluates and monitors the observations and recommendations which, for varying reasons, are made by the supervisory authorities.
•	Ensures that our measures are consistent with the appetite of risks previously decided.

The Committee deals with all types of risk: credit, market, operational, liquidity, etc.

The collective bodies for risk matters are the committees that have been assigned powers for making decisions, controlling and monitoring risks. In order of seniority they are:

Sphere	Level in the hierarchy	Name

Centralised	Executive	Executive Committee Risks Committee of the Board

	Risks Division	Risks Management Committee Global Committee of General Directorate of Risks Permanent Risk Committee

	Areas and Departments reporting to the Risks Division	Risk Wholesale Banking Risk Committee (Corporate and Financial Institutions) Company Banking Global Risk Committee Standardised Global Risk Committee Financial Global Risk (Market) Committee

Decentralised	Units Committees	Risks Committee in Banks of the Group/Countries Risks Committee in Branches Abroad Risks Committee in regional areas or in business units Other Committees

Our Risks Division reports directly to the third Vice-Chairman and to the Chairman of the Board’s Risk Committee.

The risks function has a global reach and “multilocal” execution. It covers the different geographic areas where we operate. This Division’s mission is to always maintain the quality of risk while providing agile, effective and efficient service to customers.

The Division is divided in two:

•	General Directorate of Risks, and
•	General Directorate of Internal Control and Integral Valuation of Risk.

The General Directorate of Risks is responsible for the executive functions of credit and market risk management and it is adapted to the structure of the business, by type of client as well as by activity and geographic area (global view / local view).

This structure strengthens the capacity to anticipate changes in the financial conditions of a client or a market, maintaining the quality and standards of our risk profile and promoting dynamic and integrated management. In addition, under this General Directorate there is an area that monitors use of the best practices in measurement and tools in order to be able to offer a better range of complex products and better analysis of risks.

In line with this, its objectives are:

•	Collaborate with senior management in defining the risk appetite level.
•	Implement risk policies, communicate them to risk-taking areas, facilitate their understanding and oversee their fulfillment.
•	Report on risk exposures and ensure they are in line with the established objectives.

Segmentation is one of the key pillars of the risks function, as it enables risk to be classified on the basis of certain criteria in order to conduct efficient management, in accordance with the following objectives:

Back to Contents

•	Analyze risk differently on the basis of its type.
•	Better evaluate the return and risks of each institution.
•	Decision-taking based on more appropriate information.

And in accordance with the following types of segmentation:

•	Geographic
•	Sectors
•	Business
•	Products
•	Activity
•	Customer

The Directorate General of Risks distributes its functions among the following areas:

•	Planning and Projects
•	Customer Areas
-	Wholesale Banking and Company Risks
-	Standardized Risks
-	Recoveries

•	Control and Monitoring Areas
-	Lending
-	Wholesale Risks
-	Financial Risks
•	Quantitative analysis and infrastructure

The General Directorate of Internal Control and Integral Valuation of Risk has the responsibilities and functions of an independent unit which, in line with BIS II and as the expert team in such accord, is responsible for controlling and valuating risk, in all its dimensions, with the following specific responsibilities for the whole Group:

•	Quantitative validation of the internal risk models.
•

Qualitative validation of the rating systems, internal processes and treatment of data in order to evaluate their suitability and adjustment to the requirements of the internal models, in accordance with BIS II rules and the prevailing legislation.

•	Calculate the internal parameters for economic and regulatory capital (Pillar 1).
•	Provide our units with methodological support related to BIS II.
•	Measurement, control and monitoring of our operational risk.
•	Meeting the requirements of BIS II in Pillars 2 and 3 (Report, rating agencies, analysts, etc.)
•	Co-ordination and monitoring of recommendations set by regulatory bodies and auditors in risk maters.

Both Directorates report to the Risks Division and to the third Vice-Chairman of the Group, ensuring the functioning of the appropriate coordination mechanisms.

Back to Contents

Part 2. Global Risk Analysis Profile

Our risk profile at December 31, 2005 for all our activities by types of risk and by business units, measured in terms of distribution of economic capital, is shown below:

Distribution of economic capital		Distribution of economic capital
by types of risk		by business units
Credit	55.4%	Latin America	32.5%
Equity Stakes	11.4%	Financial Management and Equity Investments	17.8%
Rest of Market	7.6%	Abbey	14.2%
Structural Interest	8.4%	Santander Network in Spain	11.1%
Business	8.4%	Banesto	8.9%
Operational	6.8%	Wholesale Banking in Spain*	7.0%
Insurance (Abbey)	2.0%	Portugal	4.2%
		Santander Consumer	3.8%
		Asset Management and Insurance Spain	0 4%
		Banif Group	0.1%
		* Global Wholesale Banking represents 13.5%

By types of risk, credit continues to be the main source of our risk (55% of the global economic capital). The market risk of equity stakes (11%) was the second largest (as compared to 23% in 2004), and trading positions accounted for 8%. The rest of risks (including, for the first time, the risk of Abbey’s insurance business) accounted for 26% of our capital.

We have been using the Integral Framework of Risks (“IFR”) since 2003 as the tool to quantify, aggregate and assign economic capital and to measure our risk adjusted return and that of our main business units.

In accordance with the assumptions used in this model, our geographic diversification, the result of the multinational and multi-business nature of our activity, provides a diversification benefit of 28%. In other words, our global risk, measured in terms of economic capital, is 28% less than the sum of the risk of our business units considered on their own.

Our economic capital is calculated under the premise of supporting the risk of activity with a confidence level of 99.97%, equivalent to a rating of AA. Comparing these figures of economic capital with the capital funds available at December 2005 shows that we were sufficiently capitalized for an AA rating.

The IFR risks show a risk adjusted return for the Group of 14.7% in 2005, which, with an estimated cost of capital for 2006 of 8.6%, means a high capacity to generate shareholder value.

This model is used to set the risk adjusted return objectives for our main business units, taking into account not only the return on the activity but also the risk incurred to achieve it and the return required by our shareholders.

We believe that this model will also enable us to meet the regulatory requirements of Pillar 2 of the New Basle Accord, both with respect to having a process to permanently evaluate capital sufficiency in accordance with the risk profile, as well as the integral evaluation of all risks.

Part 3. Credit risk

Credit risk is the possibility of financial loss stemming from the failure of our clients or counterparties to meet their obligations with us.

Credit risk is our main source of risk (55% of the aggregate economic capital), and so identifying, measuring and managing it is vital in order to generate value on a sustained basis.

Our view of risk and its management is global in its conception and local in execution. The risks function is based on common principles and criteria shared by the various units. In order to develop it properly, we have a series of policies, procedures and management tools which, based on a common basic model, are adapted to each market’s specific features.

Our credit risk management is also carried out from an integral perspective, taking into account the correlation with other risks and valuating the risk adjusted return of different exposures.

Back to Contents

Another defining feature of our credit risk management is its pro-active nature during the full credit cycle (acceptance, monitoring and recovery). Customers are pre-classified during the acceptance phase in order to respond quickly to business needs. During the subsequent monitoring, exposures are constantly evaluated, portfolios are actively managed and, if there are signs of potential impairment of risks, early action is taken, offsetting the risks and reducing the exposures in order to reduce the potential loss and optimize the risk/return relation.

The table below sets out the global credit risk exposure in nominal amounts (except for derivatives and repos exposure, which are expressed in equivalent credit risk) as of December 31, 2005.

Grupo Santander - Gross Exposure to Credit Risk

	Outstanding to customers	Commitments to customers	Sovereign fixed income (excluding trading)	Private fixed income (excluding trading)	Outstanding to Credit Entities	Commitments to Credit Entities	Derivatives and Repos (ECR)	Total	%

Spain	195,806	47,254	44,740	5,161	16,894	1,112	13,996	324,962	47.8%
Parent bank	119,127	32,722	38,108	2,719	13,469	885	9,187	216,217	31.8%
Banesto	56,477	8,700	6,470	2,255	1,559	208	4,773	80,442	11.8%
Others	20,202	5,832	161	187	1,866	19	36	28,303	4.2%
Rest of Europe	205,678	10,803	766	9,003	6,947	0	10,105	243,302	35.8%
Germany	12,912	1,716	20	20	279	0	5	14,953	2.2%
Portugal	27,825	4,739	682	1,455	2,400	0	1,025	38,125	5.6%
UK (Abbey)	154,914	4,010	0	7,528	3,680	0	8,045	178,177	26.2%
Others	10,027	338	64	0	588	0	1,030	12,048	1.8%
Latin America	55,010	18,220	12,124	2,507	13,423	34	5,167	106,484	15.7%
Brazil	12,541	3,055	5,363	447	4,990	0	810	27,207	4.0%
Chile	15,914	3,254	180	939	1,681	1	2,587	24,557	3.6%
Mexico	13,882	9,272	4,670	63	4,107	33	1,465	33,492	4.9%
Puerto Rico	6,804	1,360	323	1,057	159	0	287	9,989	1.5%
Venezuela	2,269	835	1,114	0	1,675	0	0	5,892	0.9%
Others	3,600	443	475	0	810	0	18	5,347	0.8%
Rest of World	1,246	257	70	1,396	2,411	0	85	5,466	0.8%

Total Group	457,740	76,533	57,701	18,066	39,675	1,145	29,354	680,214	100%

% of Total	67.3%	11.3%	8.5%	2.7%	5.8%	0.2%	4.3%	100.0%

Data at 31.12.05. Derivatives expressed in equivalent credit risk, including repos.

Doubtful loans are excluded.

Balances with customers exclude repos (27,581 million).

Balances with credit entities (excluding repos and trading) include EUR 13,475 million of deposits in central banks.

The charts below demonstrate the distribution of the credit exposure, adjusted in terms of exposure at default (EaD) (after applying conversion factors to off-balance sheet exposures) according to the rating and expected loss of each of the main credit risk groupings.

Back to Contents

The rating distribution in our portfolio of clients is typical for commercial banks. Most of the ratings below BBB are the portfolios of SMEs, consumer loans, consumer credit cards, and a portion of our mortgage portfolios. These portfolios below BBB have a high degree of fragmentation, lower proportional consumption of capital and levels of expected loss comfortably covered by the spread on the operations.

The table below sets out the distribution by segments of the credit exposure to customers in terms of exposure at default (EaD). Approximately 81% of risk pertains to SMEs and individuals, underlining the predictability of our risk. Expected loss from customer exposure is 0.51%, or 0.39% of our total loan exposure, which can be considered a medium-to-low assumed loan risk profile.

Distribution of exposure by customer

	EaD exposure euro million	% exposure	Expected loss(%)

Public sector	6,107	1.3	0.16
Corporate	82,654	17.4	0.25
SMEs	111,652	23.6	0.62
Mortgages (individuals)	208,372	44.0	0.12
Rest of individuals	64,427	13.6	1.90
Rest of segments	513	0.1	4.06

Total	473,725	100.0	0.51

3.1. Customer segmentation for credit risk management

Credit risk management is conducted according to the Risk Management Divisions for customer segments and the features of products.

The Wholesale Banking and Companies Risks Area views customers on a global basis (governments, large corporations, multinational financial groups), as well as the segment of portfolio companies.

There is a pre-classification model for large corporations, based on a system of measurement and monitoring of economic capital, which allows us to set a maximum internal risk limit for the corporation. The treatment of financial institutions has been specialized and technical monitoring of structured finance has been optimized.

Back to Contents

The Wholesale Banking and Companies Risks Area has strengthened the identification of business opportunities in order to improve business issues by setting common business-risk goals, in line with the strategy for supporting business areas.

For its part, the more streamlined pre-classification model established for this segment, aimed at those companies which meet certain requirements (high knowledge, rating, etc.), confirmed its positive contribution to the improved efficiency of admission circuits.

The Standardized Risks Area deals with retail clients (small companies, businesses and individuals). They are managed on a decentralized basis, following policies and measures that are designed centrally, and is supported by automatic systems for valuation and decision-taking that produce effective risk management which is also efficient in terms of resources.

Valuation Tools

	Management	Valuation tool	Analysis criterion

Governments, financial institutions and global corporates	Centralised Group	Rating	100% view of analyst
Local corporations	Centralised entity	Rating	100% view of analyst
Companies	Decentralised	Scoring	Automatic valuation (quantitative areas) + analyst view (qualitative areas)
Micro companies and businesses	Decentralised	Scoring	Automatic valuation
Individuals	Decentralised	Scoring	Automatic valuation

3.2 Rating tools

Since 1993 we have been using our own models for assigning solvency and internal ratings. These models aim to measure the degree of risk of a client or transaction. Each rating corresponds to a certain probability of default or non-payment, based upon the Bank’s prior experience. We use more than 140 internal rating models for risk admission and monitoring.

In the case of corporate and company risks, the process for assigning ratings varies according to the segment. The weight of the view of the analyst is greater in the case of large clients, which involve more complex analysis, while the rating of clients and operations in retail segments is based more on pre-established rules of valuation where a more computerized treatment can be used. The process of assessment varies depending on the business sector (financial institutions, public institutions, industrial companies, real estate development, etc.).

During the tracking phase the ratings are reviewed at least once a year, and new financial information and experience gained over the course of the banking relationship are taken into account. The regularity of the reviews increases in the case of clients who reach certain levels in the automatic warning systems and in those classified as special watch.

In the case of standardized risks (retail), both for transactions with companies (micro firms, businesses) as well as individuals, different automatic systems (scoring models) are applied on the basis of the segment, product and channel (for example, mortgages via branches, consumer loans via agents, loans to businesses, etc.). We have used our own automatic scoring models for operations with individuals since 1994. These admission systems for new operations are complemented by performance assessment models which are very predictive, on the basis of the available information in the Group on the performance of clients in their banking relationship (balances maintained, movements, fulfillment of quotas, etc.).

Each of the yield curves of the charts below reflects the non-performing loans of operations with individuals granted in the parent Bank in Spain every year (“vintages”) until maturity. The age of this base enables us to simulate future performances.

Back to Contents

3.3 Master Ratings Scale

In order to make the internal ratings of the various models -corporate, sovereign, financial institutions, etc. -comparable and so as to be able to make comparisons with the ratings of external rating agencies, we have a Master Ratings Scale.

The comparisons are established via the probability of default associated with each rating. These internally estimated probabilities are compared with the rates of default associated with external ratings, which are periodically published by rating agencies.

For reasons of comparison, the definition of default used for internal measurements for the purposes of the Master Scale is not based on 90 days of non payment but on the entry into dispute, as this definition is closer to the concept of default utilized by external rating agencies. However, for the purposes of economic and regulatory capital (BIS II), the definition of default used internally is 90 days.

Master Ratings Scale

Internal Rating	Probability of default	Standard & Poor’s	Moody’s

9.3	0.017%	AAA	Aaa
9.2	0.018%	AA+	Aa1
9.0	0.022%	AA	Aa2
8.5	0.035%	AA-	Aa3
8.0	0.06%	A+	Al
7.5	0.09%	A	A2
7.0	0.14%	A-	A3
6.5	0.23%	BBB+	Baa1
6.0	0.36%	BBB	Baa2
5.5	0.57%	BBB-	Baa3
5.0	0.92%	BB+	Ba1
4.5	1.46%	BB	Ba2
4.0	2.33%	BB/BB-	Ba2/Ba3
3.5	3.71%	BB-/B+	Ba3/B1
3.0	5.92%	B+/B	B1/B2
2.5	9.44%	B	B2
2.0	15.05%	B-	B3
1.5	24.00%	CCC	Caa1
1.0	38.26%	CC/C	Caa1/Caa2

Back to Contents

3.4 Concept of expected loss

In addition to an assessment of the client, our analysis of potential transactions includes a review of factors such as the maturity, the type of product and the collateral that exists, each of which is reflected in the initial rating. As a result, not only is the probability of default (PD) taken into account, but also the exposure at default (EaD) and the loss given default (LGD).

By estimating these three factors the expected loss of each operation can be calculated. Its correct calculation is very important so that the price adequately reflects the resulting risk premium, and the expected loss is reflected as one more cost of the activity.

The charts below reflect data on non-performing loans in Spain, including the distribution of delinquent consumer and mortgage loans since 2001, according to the percentage of recoveries and after deducting all costs incurred in recovery.

In the international sphere, the new Basle Capital Accord (BIS II) uses the concept of expected loss in order to determine the minimum levels of regulatory capital based on internal ratings. Our long experience in the use of internal rating models and measurement of expected loss puts us in a prime position to take advantage of the possibilities of these new regulatory frameworks.

3.5 Measurements of expected loss and economic capital by credit risk

Our expected credit risk loss, at the end of 2005, was 0.39% of the credit exposure, measured in terms of adjusted exposure (EaD). The economic capital by credit risk, in turn, represented 3.1% of this exposure. The distribution of the expected loss by areas is shown below:

Segment	Expected loss (%)	Capital by credit risk (%)

Santander Network-Spain	0.53	3.0
Banesto	0.21	3.0
Abbey	0.14	1.2
Portugal	0.36	3.6
Consumer loans Europe	1.18	3.2
Latin America	1.02	7.2
Global Wholesale*	0.22	5.9
Santander Group	0.39	3.1

*     Transversal measurement: some clients of Global Wholesale Banking are in other segments of the portfolio.

Back to Contents

3.6	Test of reasonableness in expected loss of the parent Bank

To test the calculation model for the expected loss of the parent Bank in Spain, the following table compares the specific provisions, net of recoveries, allocated on the average portfolio of customers with the estimated expected loss.

Net loan-loss provisions and expected loss: Parent bank - Spain (% of average risk)

												Average
											95-05	adjusted	Expected
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	average	to the cicle	loss

0.90%	0.53%	0.40%	0.12%	0.07%	0.11%	0.21%	0.27%	0.19%	0.16%	0.02%	0.27%	0.39%	0.45%

Loan-loss provisions fell substantially during 1995-99, grew in the subsequent years as a result of the slowdown in the Spanish economy, reflecting their cyclical nature, and declined again in 2003. The average losses must be adjusted to the effect of the economic cycle. The average of 0.39% adjusted in terms of the cycle is close to the 0.45% envisaged in the internal model in the case of the parent Bank.

3.7	Measurements of cost of credit (observed loss)

The following charts show the cost of credit risk at Grupo Santander and its main business areas during 2005 and its comparison with previous years, measured through different approaches.

The cost of credit for the Group has been falling significantly over the years in terms of specific allocations and net write-offs. In terms of net entries, the appreciation of Latin American currencies against the euro resulted in 2005 in an increase of this magnitude both in Latin America and the Group.

Back to Contents

Back to Contents

3.8 Quantifying the risk premium

Our risk policy focuses on maintaining a medium-low and predictable risk profile, both in credit risk and market risk.

In credit risk this qualitative objective can be quantified in terms of expected loss. The expected loss (cost of credit or risk premium) target for business in Spain must not exceed 0.40% of the outstanding balance of risk, while for the Group as a whole it must not be more than 0.75% (1% before the acquisition of Abbey).

3.9 Concept of economic capital. RORAC methodology

Credit losses revolve around expected loss and can be lower or higher. While the purpose of provisions is to cover expected losses, institutions endow themselves with capital to cover the contingency of higher than expected credit losses. The provisions for expected losses should be considered as one more cost of the operations, affecting all of them - bad debts and good ones. The margin of operations must be sufficient to cover this cost (i.e. to absorb the expected loss and also obtain additional profits). For its part, the economic capital must be adequate to cover the unexpected losses, ensuring the continuity of business.

Conceptually, economic capital cannot cover with 100% probability all the losses that eventually could occur. The maximum loss, in credit risk, will be produced if all the assets are in default at the same time and nothing is recovered. Such an event, highly unlikely, is not fully covered by the economic capital, which nevertheless is allocated to cover very high losses, most unlikely but susceptible of threatening continued activity.

We must decide the level of losses we want to cover with economic capital (the level of confidence with which we want to ensure the continuation of our business). In our case, this confidence level is 99.97%, higher than the 99.90% assumed by the regulatory capital formulas proposed in the New Basle Capital Accord. The difference between both levels means assuming a default probability for the Group of 0.03% instead of 0.1%, three times lower (i.e. three times better) than the proposal of BIS II.

In terms of external rating, a confidence level of 99.97% requires having sufficient capital to be rated AA, while 99.90% would only allow a rating of A-, given the higher probability of default associated.

Traditionally, the concept of economic capital has been contrasted with that of regulatory capital.

The RORAC methodology enables an analysis of whether the return on a transaction covers the risk cost - expected loss - and the cost of the capital invested by an institution in the transaction.

In order to provide an adequate return, the minimum return on capital which a transaction must obtain is determined by the cost of capital. If an operation or portfolio obtains a positive return on capital, it is contributing to our profits, but does not enhance shareholder value if the rate of return does not cover the cost of capital.

We regularly review our cost of capital estimates, which is the minimum remuneration required by our shareholders. The cost of capital can be calculated objectively by adding to the risk-free rate of return the premium that shareholders require to invest in our Group. This premium depends essentially on the higher or lower volatility of our share price in relation to the market’s performance. The cost of capital calculated for 2006 is 8.6%.

In 2005, all our main business units registered a RORAC well above the cost of capital.

RORAC methodology enables the return on operations, clients, portfolios and businesses to be made on a homogeneous basis, identifying those that obtain a risk adjusted return higher than the cost of our capital, and so aligning risk and business management with the overall objective of maximizing the creation of value.

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

Back to Contents

3.10 Internal systems of risk

One of the main objectives of the New Basle Accord is to foster the adoption of rigorous risk management practices in the banking sector and Grupo Santander is at the forefront of these practices.

For example, in 1999, when the Bank of Spain introduced statistical or anti-cyclical provisions which anticipated the rules and discipline of BIS II, we were the pioneer among large Spanish banks in requesting and obtaining recognition of its internal credit models. These models incorporated quantitative and qualitative requirements similar to those established for the Internal Rating Based (IRB) focuses of BIS II.

This validation by the Bank of Spain of our models has been very fruitful, enabling us to anticipate with a high degree of accuracy and security what will shortly be the internal models of BIS II, facilitating and ensuring a transition that, in other circumstances, might be very difficult and complex.

Our experience in this field has also confirmed the usefulness and necessity of independent functions of control and validation, within the structure of Risks, which we have applied in line with the New Capital Accord (BIS II).

As a continuation of this policy, we requested recognition from the Bank of Spain of its new internal model for calculating coverage as referred to in Circular 4/2004.

3.11 New Capital Accord (BIS II)

We have been firmly committed to the principles behind the Revised Framework of International Convergence of Capital Measurement and Capital Standards (Basle II), and we are involved in different forums on the issue, both Spanish and international. We have also actively communicated with the regulatory and supervisory authorities in different countries, contributing constructively to improving those technical aspects that could be asymmetric, unfavorable or far from the main objectives of the Basle II agreement.

We recently completed our participation in the fifth Quantitative Impact Study (QIS 5), and have been selected for and have taken part in all such studies since 2001.

The aim of these studies was the simultaneous calculation of the regulatory capital (consolidated and by credit, market and operational risk) in accordance with the current accord (BIS I) and all the focuses of BIS II, from the simplest to the most complex.

Although our participation in these studies involved a great effort, they constituted a means to help the authorities in order to change undesired effects of BIS II and confirm others and they allowed us to evaluate the impact of the new rules by unit, classes of risk, etc.

On the basis of the estimates made for the whole Group, using data through June 2005, we can conclude that, according to the table below, the impact on minimum regulatory capital of the new Accord (Pillar 1) will be slightly favorable in its current state, even after incorporating the new requirements for operational risk and applying scenarios of greater tension to recovery data (downturn LGD), in accordance with the latest requirements.

Estimate of Regulatory Capital BIS II (QIS 5)

EUR million

Minimum regulatory Capital	BIS I	Standard BIS II	Advanced BIS II IRB(2)	IRB vs BIS I (%)

Credit risk	27,918	25,134	21,098	(24.4)
Market risk1	3,033	3,033	3,033	0.0
Operational risk	0	2,661	2,2202

Total	30,951	30,828	26,351	(14.9)

(1)    Market risk under BIS I regulatory coefficient methodology.

(2)    Operational risk under standardised BIS approach.

At the same time, we stated our desire to aspire for formal recognition of our internal risk models, in accordance with the requirements of BIS II.

Back to Contents

We launched a corporate project whose objectives include:

•	Development of Master Plans adapted to the needs of specific units.
•	Adjustments and updates adapted to Basle II in admission tools.
•	Appointment of local risk controllers in each country/unit, in full coordination with local organizations.
•	Identification of information requirements in applications and systems, both current and future, and storage of current information, ensuring maintenance and availability.
•	Teams of operational risk coordinators in each unit or country.

Additionally, we have been supplying the supervisory authorities with as many clarifications and documentation on systems, processes, projects underway, etc. as have been requested.

In accordance with the demanding process established by the Bank of Spain (July 29, 2005), Grupo Santander formally adhered to the process of recognition of its internal risk models, in line with the requirements established in BIS II (IRB focus).

This process involves a series of commitments by the Group, including:

•	Dedicating the necessary human and technological resources to ensure the process is completed.
•	Participating in parallel calculations of capital.
•	Satisfying as many requirements as are formulated by the supervisory authorities and resolve identified shortcomings.
•	Make the improvements which are identified and provide, in advance, extensive information which enables the degree of compliance with the requirements established to be diagnosed.

The drawing up, compilation and integration of all necessary information in order to comply with the requirements of the supervisor, and maintenance of this information in the IRB Notebooks. These documents are structured into nine large chapters, with the following contents:

•	Categorization of exposures.
•	Adopting the IRB focus in various classes of segments (roll-out).
•	Estimating the minimum regulatory capital requirements.
•	Techniques for mitigating risk.
•	Exposures to sovereigns, financial institutions and companies.
•	Retail exposures.
•	Equities.
•	Treatment of the collection rights acquired.
•	Treatment of the securitization processes.

The appendix of these notebooks must contain the internal and external auditing reports, which must be regularly updated.

The scope of this work requires a notebook for each institution that aspires for IRB focus, which in our case means 11 notebooks. As of December 31, 2005, four had been delivered to the Bank of Spain. The rest are gradually being prepared and should be completed by June 30, 2006.

In accordance with the roll-out presented to the supervisory bodies and based on current exposure figures, we could place in internal IRB models 76.7% of our EaD at January 1, 2008 and the rest as follows:

Accumulated EaD

2008	76.7%
2009	79.1%
2010	88.9%
2012	90.6%
2013	94.7%
2014	95.2%

The co-ordination of these calendars takes into account the requirements of local regulators.

Back to Contents

Of note among the various tasks to be carried out during this period are those relating to the function of internal validation which will affect approximately 150 models. This task, being completed by the independent unit of Internal Control and Integral Valuation, part of the Risks Division, will be carried out in accordance with the rules of the BIS II Accord, the working documents of the Committee, the European Directive and in the rules of Committee of European Banking Supervisors. In accordance with this, the scope of the validation covers the following dimensions:

•	Procedural (processes and procedures)
•	Qualitative (features of models and methodologies for estimating)
•	Quantitative (statistical tests)
•	Technological (solutions adopted)

In order to guarantee the execution and appropriate co-ordination of the different tasks undertaken in the sphere of this corporate project, a Corporate Supervision Committee was established, chaired by the third Vice-Chairman, responsible for Grupo Santander’s Risks. Its mission is to supervise the launch of the project’s sub-processes and main activities. It also controls their compliance, assigns responsibilities, approves the budgets and controls their execution, as well as assuming the Group’s institutional representation for these purposes. For its operational functioning, this structure is completed with a Corporate Technical Committee and respective Local Technical Committees (one for each country/unit) whose responsibility is to carry out the project’s plans in its respective sphere, in accordance with the indications and objectives.

Technology in the Basle II Project

Regarding the technological environment, the Basle II Corporate Project is supported by our IT platforms in each country or region. These platforms incorporate new applications for extracting and capturing data from the applications. In addition, a Basle II Platform has been designed and put into effect, consisting of a repository of local data (local data mart in a corporate definition), a global repository in the parent Bank, which groups together all the necessary information for consolidation (consolidated data mart) and an infrastructure application for estimating parameters (EaD, PD, LGD) and calculating Basle II capital (calculation motor), with the corresponding information management tool.

The design of the various local data marts is the same for the entire Group. All of them have a specific part of each institution for storing all the information requirements of each installation, as well as for meeting local regulations.

Back to Contents

3.12 Control and monitoring systems

A solid control environment is necessary to ensure appropriate management of credit risk and maintain a risk profile within the parameters set by the Board and by senior management. At the same time, from the regulatory standpoint (Sarbanes-Oxley, BIS II), financial institutions are required to have a control system that is adequate for the dimension and complexity of each organization.

During 2005, within the corporate framework established in the Group for complying with the Sarbanes-Oxley Act, the Risks Division documented all the relevant sub-processes in the parent Bank (58 in total) regarding:

•	Approving new risk products.
•	Studing and classify risk.
•	Determining the economic provisions.
•	Determining market data.
•	Approving and validate risk methodologies.
•	Generating information on risks.

This task required the incorporation of additional elements of control and discipline to already existing processes.

Within the Risks Division, and with the independence from the business areas that characterizes its system for risk management, decision-making in the admission phase is subject to a system of powers delegated by the Board’s Risk Committee. Decisions made in the admission phase are always collective.

In order to control credit quality, as well as perform the tasks conducted by the Internal Auditing Division, the Directorate General of Risks has a specific function to monitor risks, for which resources and executives are identified. This function is based on permanent attention to ensure there is a timely reimbursement of operations and anticipating circumstances that could affect its normal development.

We have a system called Companies in Special Watch (FEVE) which identifies four levels on the basis of the degree of concern arising from the negative circumstances (extinguish, secure, reduce, track). The inclusion in these levels means automatically reducing the delegated powers. Clients in FEVE are reviewed at least every six months, and every quarter for the most serious cases. A company can end up in special watch as a result of monitoring, a change in the rating assigned, a review conducted by internal auditing or automatic warnings.

Ratings are reviewed at least every year, but if weaknesses are detected or on the basis of the rating it is done more regularly.

The control and monitoring units of the General Directorate of Risks also conduct control and monitoring tasks. Their main functions are to obtain a global view of risk, analyze possible future scenarios and undertake a global treatment of information for management, as well as to promote and continue common risk policies and their impact on the Group, ensuring compliance with local and Spanish legislation.

The General Directorate of Integral Management and Internal Valuation of Risk, under the principles of organic and functional independence for management of risk admission as required by the New Basle Accord, controls and monitors the internal credit risk models.

The recognition by the regulatory authorities of internal credit risk management models is a further guarantee of the degree of internal control, as it is a requirement for the validation of these models.

Ratings of risk balances according to the FEVE monitoring system

	Extinguish	Secure	Reduce	Track	Total

Spain- parent bank	287	78	1,575	7,243	9,183
Portugal	214	85	231	1,056	1,586
Latin America	332	7	474	2,509	3,321

in millions of euros at December 2005

Back to Contents

3.13. Performance of the main magnitudes in 2005

The Group’s ratio of non-performing loans (NPLs) and that of our main business areas continued to decline in 2005. Our NPL ratio at the end of 2005 was 0.89%, down from 1.00% a year earlier. NPL coverage rose by more than 16 points to 182.0%.

The specific loan-loss provisions in 2005, net of recovered write-offs, amounted to EUR 970 million, 0.21% of the credit exposure to customers (year’s average lending plus guarantees) compared with 0.23% at the end of 2004.

Our NPL ratio in Spain declined to a record low of 0.57%, while coverage was 55 points higher at a robust 317.9%.

Portugal’s NPL ratio was 0.78%, 28 basis points lower than at the end of 2004 despite a still weak economic context. Coverage was 243.2%, 49 points higher than at the end of 2004.

Abbey’s NPL ratio, meanwhile, was 0.67% at the end of 2005. Coverage was 77.7%.

The NPL ratio of Santander Consumer Finance rose by 12 basis points to 2.40%, due to a rise in doubtful balances in Germany in a still unfavorable economic environment. The financial margin of business, however, mostly retail, continued to comfortably offset the NPLs, confirming the favorable risk adjusted return of this portfolio. Coverage was virtually unchanged at 125.2%.

Latin America’s NPL ratio fell by more than a point to 1.91%, while coverage rose 28 points to 183.4%. The decline of more than 10 points in Argentina’s NPL ratio to 1.48% was particularly significant.

Investment grade rated countries (Mexico, Chile and Puerto Rico) accounted for 63% of the region’s credit risk with customers.

Specific loan-loss provisions in Latin America, net of recovered write-offs, amounted to EUR 315.6 million, 0.62% of the portfolio compared with EUR 155.9 million and 0.41%, respectively, in 2004. This increase was largely due to the strong appreciation of Latin American currencies against the euro and the return of the cost of credit to more normal rates, although still below the average of the last few years.

Our risk management in Latin America shares the common corporate culture. The principles that are the hallmark of the parent Bank are applied in the region. The organization of the risks function in each Latin American bank is the same as in Spain, with the necessary adjustments for the local markets.

Latin America: Risk, NPL Ratio and Coverage

	Risk (million euros)		NPL ratio (%)		Coverage (%)

	Dec-05	Dec-04	Dec-05	Dec-04	Dec-05	Dec-04

Argentina	2,201	1,928	1.48	11.71	245.1	130.3
Brazil	13,570	7,109	2.88	2.85	138.5	188.2
Colombia	1,174	885	0.68	0.39	414.5	884.1
Chile	16,975	11,555	2.31	3.53	165.6	126.8
Mexico	14,052	10,518	0.89	1.28	273.4	213.5
Puerto Rico	5,399	4,282	1.75	2.39	167.6	129.2
Venezuela	2,319	1,549	1.52	2.65	399.9	271.9
Rest	2,167	1,803	1.25	2.53	304.2	107.7

Total	57,856	39,627	1.91	2.94	183.4	155.0

Back to Contents

Latin America: Cost of credit.

2005 million euros

	Net specific provisions	Write-off recoveries	Cost of credit	% of portfolio

Argentina	(9.7)	20.9	(30.6)	(1.50)
Brazil	291.1	56.8	234.3	2.12
Chile	159.8	66.4	93.4	0.64
Colombia	10.5	2.6	7.9	0.74
Mexico	45.1	38.5	6.6	0.05
Puerto Rico	11.9	4.1	7.8	0.15
Venezuela	19.3	7.3	12.0	0.63
Rest	(10.3)	5.5	(15.8)	(0.83)

Latin America	517.7	202.1	315.6	0.62

3.14. Risk concentration

Risk concentration, within the sphere of credit risk, is a fundamental element of management. We continuously track the degree of concentration of our credit risk portfolios using various criteria including geographic areas and by countries, economic sectors, products and groups of clients.

The Risk Committee of the Board of Directors establishes the policies and reviews the appropriate exposure limits for adequate management of the degree of concentration of credit risk portfolios.

Our geographic diversification, accentuated after Abbey’s incorporation in December 2004, enables a profit in the aggregate economic capital of around 28%. In other words, our global risk profile, measured in terms of economic capital, declines with geographic diversification as it is 28% lower than the sum of the different units considered on their own.

No sector accounts for more than 10% of the total exposure, as shown in the table below.

We are subject to the Bank of Spain regulation on “large risks” (those that exceed 10% of eligible shareholders’ equity). In accordance with Circular 5/93, no individual exposure, including all types of credit risks and equities, can exceed 25% of our shareholders’ equity. Also, the total of “large risks” cannot be more than eight times higher than equity (excluding exposures to OECD governments).

At the end of 2005, the 20 largest economic and financial groups, excluding public and lending entities, represented 5.1% of the outstanding credit risk of our clients (lending plus guarantees), down from 9.7% in 2004, a low degree of risk concentration.

Within the framework of the IFR model for the measurement and aggregation of economic capital, particular importance is attached to the risk of concentration risk by wholesale portfolios (large companies, counterparty and sovereign risks). For this purpose we use as an additional reference the portfolio model of Moody’s-KMV which is widely used by other banks.

Our Risks Division works closely with the Financial Management Division to actively manage credit portfolios. Its activities include reducing the concentration of exposures through various techniques such as using credit derivatives and securitization in order to optimize the risk-return relation of the whole portfolio.

Back to Contents

Contribution by sector to total risk

	Spain	Portugal	Latam	Abbey	Rest	Total

Agriculture	0.6	0.0	0.0	0.0	0.0	0.6
Manufacturing	4.6	0.4	2.7	0.0	1.4	9.1
Energy	1.2	0.2	0.3	0.0	0.1	1.8
Construction	2.9	0.4	0.7	0.0	0.1	4.1
Distribution	2.8	0.3	1.0	0.0	0.2	4.4
Hotel	0.8	0.0	0.1	0.0	0.0	0.9
Transport	1.0	0.3	0.2	0.0	0.1	1.6
Telecommunications	0.7	0.2	0.4	0.0	0.3	1.6
Financial intermediaries	1.0	0.5	0.4	0.0	1.0	2.9
Insurance	0.1	0.0	0.1	0.0	0.6	0.7
Real estate	6.1	0.2	0.2	2.2	0.0	8.7
Services	3.1	0.3	2.3	0.0	0.0	5.8
Public Administration	1.1	0.2	0.5	0.0	0.0	1.8
Physical persons without economic activity	11.9	1.7	2.1	28.0	0.0	43.7
Other/unclassified	2.6	1.0	0.4	7.0	1.3	12.3

Total	40.5	5.7	11.5	37.2	5.1	100.0%

% of total risk used (lending + guarantees)

Figures at December 2005.

Note: the manufacturing industries include eight individual sectors

3.15. Country-risk

Country-risk is a credit risk component in all cross-border credit operations. Its main elements are sovereign risk, transfer risk and the risk of sharp fluctuations of local currencies.

Our regulatory country-risk exposure to third parties in emerging countries stood at US$788.1 million at the end of 2005, down from US$1,254.9 million a year earlier. The risk net of write-offs at the end of 2005 was US$418.9 million (US$930.4 million a year earlier).

The change in country-risk exposure was largely due to optimization of cross-border limits, which implies a streamlining of operations that need hedging. This explains the reduction in the risk needing provisions. Brazil continues to account for a large share of total net risk (US$408 million).

Within the year-to-year changes, the capitalization of debt of our Argentine subsidiary and the reclassification of the instruments in the fixed-income portfolio under IFRS were noteworthy.

The principles of country-risk management continued to follow prudent criteria; country-risk is assumed very selectively in operations that are clearly profitable for the Bank and which enhance the global relation with customers.

3.16. Environmental risk

Analysis of the environmental risk of credit operations is one of the commitments of the Strategic Plan of Corporate Social Responsibility.

Back to Contents

Since the beginning of 2004, we have been using an Environmental Risks Valuation System (VIDA), developed in cooperation with the Spanish Export Credit Insurance Company (CESCE) and Garrigues Medioambiental. It evaluates the environmental risk inherent in each company, whether they are current or future clients.

This system gives us an environmental risk map of the portfolio of evaluated companies (very low, low, medium and high) which, if necessary, provides the option of new and more in depth specific reviews.

3.17 Counterparty risk

Counterparty risk is a variant of credit risk. This area includes all types of exposure with credit entities as well as the risk of solvency assumed in treasury operations (bonds and derivatives) with other types of clients.

Control is carried out in real time through an integrated system which provides information on the available credit line of any counterparty, in any product and maturity and at any of our branches.

Risk is measured by its current as well as potential value (the value of the risk positions taking into account the future variation of the underlying market factors in contracts). The Net Replacement Value (NRV) of the portfolios of OTC derivative products that we maintained with our counterparties at December 31, 2005 amounted to EUR 7,071 million (EUR 3,570 million relating to Abbey), 0.43% of the nominal value of these contracts. The Equivalent Credit Risk (that is, the sum of the NRV and the maximum potential value of these contracts in the future) was EUR 26,091 million (EUR 7,247 million relating to Abbey).

Derivatives transactions continued to be carried out with counterparties that enjoy excellent credit quality; 88.2% of counterparty risk has a rating equal to or superior to A-.

20.4% of our counterparty risk is with Spanish counterparties, 17.6% is with UK counterparties (mainly operations from Abbey), 31.2% is with counterparties in the remainder of Europe, 18.2% is with US counterparties and 11.8% is with Latin American counterparties.

Distribution of risk in OTC derivatives by geographical areas

Spain	20.4%
United Kingdom	17.6%
Rest of Europe	31.2%
Latin America	11.8%
U.S.	18.2%
Others	0.8%

Total	100.00%

Lastly, 76% of our counterparty risk is with banks, 13% is with large corporations and 11% is with SMEs.

Back to Contents

Notional derivative products by maturity at December 31, 2005

Million euros

					Notional values

	< 1 year	1-5 years	5-10 years	>10 years	Trade	Hedge	Total

CDS protection acquired	2,871	21,573	3,599	1,268	26,898	2,413	29,311
CDS protection sold	627	8,486	2,221	0	9,871	1,462	11,333
CD Swaptions	35	0	0	0	0	35	35

Total credit derivatives	3,533	30,058	5,819	1,268	36,769	3,910	40,679

Equity forwards	1,245	973	0	0	0	2,218	2,218
Equity options	5,183	15,238	5,220	7,616	18,691	14,567	33,257
Equity swaps	1,587	86	58	0	0	1,731	1,731

Total equity derivatives	8,015	16,296	5,278	7,616	18,691	18,515	37,206

Fixed-income forwards	3,125	19	(13)	1	1,746	1,386	3,131
Fixed-income swaps	530	0	0	0	530	0	530

Total fixed-income derivatives	3,654	19	(13)	1	2,275	1,386	3,661

Exchange-rate swaps	4,029	9,324	7,967	1,853	3,832	19,341	23,173
Exchange-rate forwards	65,277	2,688	346	0	4,828	63,483	68,311
Exchange-rate options	31,211	27,669	2,411	2,914	29,542	34,663	64,206

Total exchange-rate derivatives	100,518	39,681	10,724	4,767	38,203	117,487	155,689

Asset Swaps	330	412	610	859	652	1,558	2,210
Call Money Swaps	51,991	4,483	2,963	0	55,443	3,994	59,437
IRS	284,382	668,782	222,561	133,913	961,720	347,919	1,309,638
Interest-rate structures	3,813	16,375	451	99	20,739	0	20,739

Total interest-rate derivatives	340,516	690,052	226,585	134,871	1,038,554	353,471	1,392,025

Total derivatives	456,236	776,106	248,394	148,523	1,134,492	494,768	1,629,260

Distribution by net replacement value and credit risk equivalent at December 31, 2005

Million euros

	Total NRV			Total CRE

	Trade	Hedge	Total	Trade	Hedge	Total

CDS protection acquired	(4)	0	(4)	176	45	221
CDS protection sold	21	2	23	19	2	21
CD Swaptions	0	0	0	0	0	0

Total credit derivatives	17	2	19	195	47	242

Equity forwards	0	0	0	0	375	375
Equity options	103	60	163	334	823	1,157
Equity swaps	0	0	0	0	40	40

Total equity derivatives	103	60	163	334	1,239	1,573

Fixed-income forwards	(3)	1	(3)	51	16	67
Fixed-income swaps	0	0	0	0	0	0

Total fixed-income derivatives	(3)	1	(3)	51	16	67

Exchange-rate swaps	38	257	296	461	2,367	2,828
Exchange-rate forwards	27	457	484	269	3,256	3,525
Exchange-rate options	132	164	295	408	625	1,033

Total exchange-rate derivatives	197	879	1,075	1,138	6,249	7,386

Asset Swaps	60	81	141	38	81	119
Call Money Swaps	12	4	16	83	62	145
IRS	3,173	2,250	5,423	12,488	5,801	18,289
Interest-rate structures	236	0	236	767	0	767

Total interest-rate derivatives	3,482	2,335	5,817	13,375	5,944	19,319

Total derivatives	3,795	3,276	7,071	15,092	13,496	28,587

Collateral	0	(2,496)	(2,496)	0	(2,496)	(2,496)

Total	3,795	780	4,575	15,092	10,999	26,091

Back to Contents

Distribution of risk in OTC derivates by counterparty rating

Rating	%

AAA	0.6%
AA	55.9%
A	31.8%
BBB	8.6%
BB	3.0%
B	0.1%
Without rating	0.0%
Total	100.0%

Part 4. Operational risk

4.1 Definition and objectives

We define operational risk as “the risk of losses from defects or failures in its internal processes, employees or systems, or those arising from unforeseen circumstances”. These are purely operational events, which makes them different from market or credit risks. We aim to identify, valuate, mitigate and monitor this risk. Our greatest need, therefore, is to identify and eliminate risk clusters, regardless of whether they produce losses or not. Measurement also helps management as it enables priorities to be established and a hierarchy created for taking decisions.

We have opted, in principle, to use the standardized approach for calculating BIS II regulatory capital by operational risk, but we do not rule out using an internal model in the future. We use the following guidelines:

1. Priority is given to mitigating in daily management operational risk.

2. A large part of the basic foundations of an internal model are already incorporated to the standard model and to Grupo Santander’s management of operational risk.

4.2. Management model

The main principles of the organizational structure are:

-	The Risks Division is responsible for evaluating and controlling this risk category.
-	The Central Unit that supervises operational risks within the Risks Division is responsible for the global corporate program.
-

The management structure of operational risk is based on the knowledge and experience of executives and experts in the different areas and units, with particular importance attached to the role of operational risk coordinators, who are the key figures.

This framework satisfies the qualitative criteria contained in the New Basle Capital Accord (revised BIS II document June 2004), both for standard methods and advanced measurement, as well as in the CEBS document-Expert Group on Capital Requirements - June 2005). Internal Auditing also keeps its independence with regard to management of operational risk, without detriment to reviewing the management structure in this area.

Back to Contents

We have adopted the framework outlined in the graphic below for the phases of the process for management of operational risk:

The main advantages of our management structure are:

•	Integral and effective management of operational risk (identification, evaluation, monitoring, control/mitigation and report).
•	Improved knowledge of existing operational risks and the responsibility for them by managers of the business and the support lines.
•	Loss data collection enables operational risk to be quantified for calculating both the economic and the regulatory capital.
•	Operational risk information helps to improve the processes and controls, reduce losses and the volatility of revenues.

4.3 Implementing the model: global initiatives and results

The Corporate Department of Management and Control of Operational Risk, part of the Risks Division, has been operating since 2001. Since then, its main functions, activities and global initiatives have included:

•	Presentations to senior management and development of internal rules.
•	Designation of coordinators and the creation of operational risk departments.
•	Training and exchange of experiences.
•	Designing and implementation of qualitative and quantitative operational risk tools.
•	Reconciliation of data bases of losses - accounting.
•	Developments for the automatic capturing of events through accounting systems.
•	Drive in mitigation plans and communication of best practices.
•	Development of the corporate operational risk tool in a web-based environment.
•	Cooperation with the procurement area regarding its function in managing banking insurance related to operational risk (BBB policies, damage, civil responsibility and life).

Back to Contents

•	Capital calculation using the standard method and progress in the methodology for the internal model.

The project began to be installed in our different units in 2002. Almost all our units have been incorporated to the project with a high degree of uniformity. Nonetheless, due to different paces of adoption, stages, schedules and the historical depth of the relevant data bases, the degree of implementation varies from country to country.

On a general basis:

-

Data bases of losses classified by errors and operational types are received every month. Our data base shows a total of 757,809 events, without exclusions for reasons of amount, and with both the accounting impact (including positive effects) as well as the non-accounting impact.

-	Self-evaluation questionnaires filled in by almost all our units are received and analyzed.
-	Operational risk indicators are available, regularly defined and updated by the main management units.
-	There are always a sufficient number of coordinators in the business and back-up areas.
-	The main events are identified and analyzed, and mitigation measures taken which, in significant cases, are disseminated to the Group’s other units as a Best Practices guide.
-	Processes to conciliate data bases with accounting.

Our operational risk “image” is reflected in the following charts:

Back to Contents

The following is an example of the self-evaluation questionnaires used in Grupo Santander and shows the consolidated results for Banco Santander Totta, S.A.

Santander Totta: Operational Risk Self-assessment Questionnaires

General questions

	Average of		Average of		Average of
	all areas		business areas		support areas

By category of event	Impact		Impact		Impact
	OR	Coverage	OR	Coverage	OR	Coverage	Total

I- Internal fraud	3.04	2.36	3.05	2.28	3.04	2.38	7
II-External fraud	2.89	2.17	3.00	2.50	2.88	2.11	6
III- Employment practices, health and security at work	3.19	2.50	3.31	2.71	3.12	2.45	8
IV- Practices with clients, products and business	3.61	2.26	3.63	2.50	3.55	2.21	8
V- Damage to physical assets	3.20	3.35	2.63	3.00	3.33	3.42	11
VI- Interruption in business and systems failure	3.46	2.53	3.30	2.61	3.46	2.51	9
VII- Execution, delivery and management of processes	3.21	2.35	3.12	2.41	3.19	2.33	8

Total average	3.23	2.50	3.15	2.57	3.22	2.49	8

Back to Contents

The Corporate Department of Operational Risk developed during 2005 a system for Integral Management of Operational Risk Information, updated every quarter, which consolidates the information available from each country/unit in the operational risk sphere, so that there is an integral vision with the following features:

•	It provides two levels of information: one corporate and the other individualized for each country/unit.
•	It enables, via maintaining a data base of events and mitigating measures, the best practices to be disseminated among countries/Grupo Santander units.
This tool collects the following information:
•	Our management model for operational risk
•	Human resources and perimeter of action
•	Analysis of the data base of errors and events
•	Self-assessment questionnaires
•	Indicators
•	Mitigating measures/asset management
•	Contingency plans
•	Regulatory framework: BIS II
•	Insurance
•	Other activities of the Operational Risk Department
•	Next steps

This information acts as the base for meeting the reporting needs with senior management (the Board’s Risk Committee, among others), regulators, etc.

4.4 BIS II Project - corporate operational risk tool

Within the general framework of the BIS II Project developed in Grupo Santander, the Operational Risk Department is working, together with Technology, on designing and establishing a corporate operational risk tool which, in an Internet environment, integrates the different management instruments used so far, via local applications, in the different units managing operational risk.

This tool is being developed in various phases and modules, beginning, from the onset, in satisfying the basic management requirements and, then, adding other more advanced functions.

Back to Contents

The main modules are as follows:

The basic features of each model are as follows:

Database of Events. This is the model with the most advanced development. It is already installed in some of our entities and enables the accounting systems to automatically capture operational risk events (SGO, for entities in the Partenón environment) and manual capturing. It will also enable entities with non-Partenón environment common access via the web.

Self-assessment Questionnaire. This model includes both general and specific questionnaires, as well as different types of qualitative and quantitative questions for evaluating present and future operational risk.

Risk Indicators. This model captures, via automatic or manual feeding, activity and control indicators, all of them managed under a common format.

Mitigation. Its main use is centralized and integrated management of corrective measures. Questions, indicators or events/types of event are captured on the data base which exceed a certain threshold (scores or limits).

Financial Information Management Model. This allows dynamic management of the information model by selecting information, weightings, scenarios, impact of corrective measures.

Insurance. This incorporates basic information related to insurance contracted by each entity, linking it to the data base of events.

Part 5. Reputational risk

We, in all our areas, regard the reputational risk function of our activities as being of the utmost importance. The management of this risk is conducted by:

5.1 Global Committee of New Products

All new products or services that any institution of Grupo Santander wants to market must be submitted to this Committee for approval.

The Committee held 13 meetings in 2005 at which 126 products or families of products were analyzed.

A Local Committee of New Products is established in each country where we have an institution. Once a new product or service is ready, this Committee must request permission from the Global Committee for it to be marketed. In Spain, the Local Committee falls within the Global Committee.

Back to Contents

The areas that participate in the Global Committee are: Tax Advice, Legal Advice, Customer Service, Internal Auditing, Retail Banking, Global Corporate Banking, International Private Banking, Financial Accounting and Control, Financial Operations and Markets, Operations and Services, Organization, Prevention of Money-laundering, Global Wholesale Banking Risks, Credit Risk, Financial Risks, Operational Risk, Technology, Global Treasury and, lastly, the unit proposing the new product or the Local Committee of New Products.

Before a new product or service is launched, these areas, as well as, where applicable, other independent experts considered necessary in order to correctly evaluate the risks incurred, exhaustively analyze the aspects that could affect the process, stating their opinion on each product or service.

The Global New Products Committee, in the light of the documentation received, and after checking that all the requirements for approving the new product or service have been met and bearing in mind the risk guidelines set by the Board’s Risk Committee approves, rejects or sets conditions for the proposed new product or service.

The Global Committee gives particular consideration to the suitability of the new product or service to the framework where it is going to be marketed. Importance is attached to ensuring that:

-	Each product or service is sold by those who know how to sell it.
-	The client understands the risk of each product or service in which he or she is investing, and this can be accredited with documents.
-

Each product or service is sold where permissible, not only with respect to legal or tax reasons (i.e. it is in compliance the legal and tax regime of each country), but also on the basis of the financial culture.

-	When a product or service is approved, the maximum limit is set for the amount that can be sold in each country.

5.2 Manual of Procedures for the Marketing of Financial Products

This manual is used by Santander for the retail marketing of financial products in Spain.

The objective of this manual is to improve the quality of information made available to investors and ensure they understand the features, return and risk of the products.

The manual segments customers into three categories, which initially coincide with those of Private Banking, Personal Banking and Banking for Individuals. Products are also segmented into three categories, green, red and yellow, on the basis of their complexity and the guarantees they provide for recovering capital and obtaining a certain return.

The manual covers financing savings products sold to retail individuals, such as participations in mutual funds and shares in public placements. The Global Committee of New Products can include others in the sphere of the manual. In 2005, Insurance-Investment products were added to the manual.

In 2005, 75 products covered by the manual were submitted for approval. Most of them were mutual funds, but there were also other categories such as warrants, hedging products, preferred shares and public offerings and/or subscription to securities.

Of the 75 products, 25 were new ones submitted to the Global Committee and 50 were not new and were submitted to the Office of the Manual, created to ensure enforcement of the manual and part of the Compliance Management. The 75 products were categorized as follows: 30 were green (40%), 30 yellow (40%) and 15 red (20%). The office reported on all the products approved to the CNMV.

Implementing the manual requires: (i) rigorous use of business documentation and contracts, and (ii) paying attention to the segment to which the customer belongs before offering the product.

5.3 The Board’s Risk Committee

The Risk Committee, which constitutes the highest body responsible for global risk management, evaluates reputational risk as part of its activities.

Back to Contents

Part 6. Risk training activities

The aims of the Corporate School of Risks are:

-	Help to consolidate the culture and corporate policies for risks in the Group.
-	Ensure the capabilities and development of all staff in risks, with homogeneous criteria.
-	Create a pool of risks professionals.
-	Enhance leadership and talent management of executives and high potential staff working on our Risks’ Units.
-	Ensure alignment of the programmes with the requirements of the risks function and the business goals.

In 2005, 5,622 employees received 76,626 hours of training.

Back to Contents

Part 7. Market Risk

Generally

We are exposed to market risk mainly as a result of the following activities:

•	Trading in financial instruments, which involves interest rate, foreign exchange rate, equity price and volatility risks.
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

Primary Market Risks and How They Arise

The primary market risks to which we are exposed are interest rate risk, foreign exchange rate risk, equity price risk, volatility risk and liquidity risk. We are exposed to interest rate risk whenever there is a mismatch between interest rate sensitive assets and liabilities, subject to any hedging with interest rate swaps or other off-balance sheet derivative instruments. Interest rate risk arises in connection with both our trading and non-trading activities.

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

The Group also has an incipient activity in credit derivatives to diversify its global credit portfolio.

Procedures for Measuring and Managing Market Risk

Our Board, through its Risk Committee, is responsible for establishing our policies, procedures and limits with respect to market risks, including which businesses to enter and maintain. The Committee also monitors our overall performance in light of the risks assumed. Together with the local and global Assets and Liabilities Committees (“ALCO”), each Market Risk Unit measures and monitors our market risks, and provides figures to ALCO to use in managing such risks, as well as liquidity risk.

Back to Contents

Our market risk policy is to maintain a medium to low risk profile in business units. The risk activity is regulated and controlled through certain policies, documented in our Market and Liquidity Risk Management Policies Manual (as described below), and through a limit structure on our exposure to these market and liquidity risks which includes global limits for the entire Group (total risk limit unit) to specific portfolio limits; in addition, authorized products are listed and reviewed periodically.

These policies, procedures and limits on market risk are applicable to all units, businesses or portfolios susceptible to market risk.

1. Market and Liquidity Risk Management Policies Manual

The Market and Liquidity Risk Management Policies Manual is a compilation of policies that describe the control framework used by our Group to identify, measure and manage market risk exposures inherent to our activities in the financial markets. The Manual is employed for market risk management purposes at all involved levels in the Group and subsidiaries, providing a general and global action framework and establishing risk rules for all levels.

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

3. Market Risk Limit Structure

The market risk limit structure can be defined as the Board of Director’s risk “appetite” and is managed by the Global Market Risk Function that accounts for all Group business units.

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

Back to Contents

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

In the case of equity indexes such as S&P 500, Euro STOXX 50, or IBEX 35, the hedging is done through futures contracts listed in the aforementioned organized markets.

Volatility risk arising from market-making in options and option-related products is hedged by, either buying and selling option contracts listed in organized markets like Eurex, Meff, and CBOT, or entering risk reversal transactions in the inter-bank OTC market.

Correlation risk is managed through the use of credit derivatives.

We use Value at Risk (“VaR”) to measure our market risk associated with all our trading activity.

1.1 VaR Model

We use a variety of mathematical and statistical models, including VaR models, historical simulations, stress testing and evaluations of Return on Risk Adjusted Capital (“RORAC”) to measure, monitor, report and manage market risk. We call our VaR figures daily or annual “capital at risk” figures (“DCaR” or “ACaR”), depending on their time horizon, since we use them to allocate economic capital to various activities in order to evaluate the RORAC of such activities.

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

The standard methodology used is based on historical simulation (520 days). In order to capture recent market volatility in the model, our DCaR figure is the maximum between the 1% percentile and the 1% weighted percentile of the simulated profit and loss distribution.

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

In order to calibrate our VaR model, we use back testing processes. Back testing is a comparative analysis between VaR estimates and the daily clean p&l (theoretical result generated assuming the Mark-to-Market daily variation of the portfolio only considering the movement of the market variables). The purpose of these tests is to verify and measure the precision of the models used to calculate VaR.

The analyses of our back testing comply, at a minimum, with the BIS recommendations regarding the verification of the internal systems used to measure and manage market risks.

2. Non Trading activity

2.1 Foreign Exchange Risk and Equity Price Risk

Due to its nature, changes in strategic positions have to be approved by local/global functions in ALCO committee. Position limits with respect to these investments are established, although they will be measured under VaR and other methods that attempt to implement immediate action plans if a particular loss level is reached.

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

In order to manage the exchange rate risk of the book value of permanent investments, our general policy is to finance the investment in local currency, provided there is a deep market which allows it and that the cost of doing so is justified by the expected depreciation. If local markets were not deep enough, our investments in foreign currency would be financed in euros and so would generate an exchange-rate risk. Certain one-off hedges of permanent investments are made when it is believed that a local currency could weaken against the euro more quickly than the market is discounting. In addition, operations are carried out to hedge the currency risk of the Group’s results and dividends in Latin America.

Our equity price risk arises from our portfolio of investments in industrial and strategic shareholdings. However, in the last few years the Group equity price risk has decreased due to divestments in the industrial and strategic equity portfolio.

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

Back to Contents

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

Back to Contents

Quantitative analysis1

A. Trading activity

Quantitative analysis of daily VaR in 2005

Our risk performance with regard to trading activity in financial markets during 2005, measured by daily Value at Risk “VaRD”, is shown in the following graph.

Abbey’s trading portfolio was included in our profile as of the first day of the year. Although Abbey’s trading activity showed an initial risk level of €9.6 million in terms of VaRD, the total VaRD increased by a lesser amount, €4 millions, to €18.3 million, as a result of the diversification effect.

Through 2005, the reported VaRD has been conditioned by the reclassification of portfolios due to accounting changes (IFRS), although this did not imply an effective increase on our total risk. This process was intensified at the end of the year, due to the changes in Mexican (December 19) and Brazilian (December 30) portfolios. These changes involved fixed income derivatives (primarily interest rate swaps), which must be Marked-to-Market under IFRS.

Such movements increased the VaRD performance as compared to that observed over the last few years. Nevertheless, we maintain a low/medium risk profile in relative terms and when compared to other similar financial groups. Dynamic risk management allows changes in strategy to take advantage of opportunities in an environment of uncertainty.

The maximum risk level (€27 million in terms of VaRD) was reached on December 30, 2005 due to the aforementioned portfolio reclassification in Brazil. The minimum level (€17.4 million in terms of VaRD) was reached on January 25, due to the reduction of interest rate positions in Mexico. The annual average risk was €19.3 million in terms of VaRD.

The risk histogram below shows the frequency distribution of average risk in terms of daily VaRD during 2005. It demostrates that for 92.9% of the period regarded the risk levels fluctuated between €18 million and €21.5 million. The days during which VaRD was higher than €23 million are concentrated in December and correspond with the above mentioned portfolio reclassifications in Mexico and Brazil.

1

All figures in this report are measured in euros. This must be taken into account for comparison purposes (in previous Form 20-Fs, figures were measured in US dollars). The exchange rate used is the one quoted in the market on the reference date.

Back to Contents

Risk by product

The minimum, maximum, average and year-end 2005 risk values in VaRD terms were as follows:

		Minimum	Average	Maximum	Year-End

Total Trading	Total VaRD	17.4	19.3	27.0	27.0

	Diversification effect	(6.9)	(9.1)	(10.8)	(7.5)

	Fixed-Income VaRD	12.0	15.5	25.3	25.3
	Equity VaRD	2.5	4.2	6.6	2.9

	FX VarD	5.7	8.7	11.2	6.2

LATIN AMERICA	VaRD Total	13.2	16.9	25.9	25.9

	Diversification effect	(5.0)	(7.0)	(9.2)	(6.3)

	Fixed-Income VaRD	9.1	14.0	24.6	24.6
	Equity VaRD	0.2	1.4	3.3	1.8
	FX VarD	5.1	8.5	11.2	5.7

USA	VaRD Total	0.8	2.1	4.7	2.7

	Diversification effect	(0.0)	(0.5)	(1.3)	(0.6)

	Fixed-Income VaRD	0.7	1.9	4.5	2.3
	Equity VaRD	0.0	0.1	0.2	0.0
	FX VarD	0.1	0.6	2.2	1.0

EUROPE	VaRD Total	6.3	8.6	13.0	7.1

	Diversification effect	(1.5)	(2.8)	(4.9)	(2.8)

	Fixed-Income VaRD	4.0	5.9	8.6	5.4
	Equity VaRD	2.1	3.9	6.4	2.2
	FX VarD	0.5	1.6	5.0	2.2

EUR million

Back to Contents

Our activity in credit derivatives increased in 2005. However, because this business is comparatively small, the credit risk factor is included in the fixed income factor. In the future, it will be shown separately if warranted by the amount of this activity or risk level.

Our risks were concentrated in fixed income and currencies, with average VaRD levels of €15.5 million and €8.7 million respectively.

Distribution of risks and results

The VaRD performance demostrates our flexibility and agility in adapting its risk profile on the basis of changes in strategy resulting from different perceptions to market expectations.

•	Geographic distribution

Partially due to Abbey’s inclusion, Europe’s VaRD has proportionally increased with respect to our total trading VaRD. Nevertheless, Latin America is the largest geographic contributor to the Group’s average total VaRD, with an average VaRD of €16.9 million, ending the year with a VaRD of €25.9 million.

As shown in the graph below, in terms of trading activity, Latin America’s contribution to our average total VaRD in 2005 was 61%, and its contribution to income was 31%. Meanwhile Europe contributed 31% of the Group’s total VaRD while generating 66% of the Group’s total income, European treasury activities are more focused on client facilitation than other business units in the Group.

Back to Contents

The minimum, average, maximum and year-end risk values in daily VaRD terms, by geographic area, are shown in the following table.

Risks statistics in 2005

(EUR million)

	Minimum	Average	Maximum	Year-End

TOTAL	16.6	19.3	27.0	27.0

EUROPE	6.3	8.6	13.0	7.1
USA	0.8	2.1	4.7	2.7
LATIN AMERICA	13.2	16.9	25.9	25.9
•	Distribution by period

The chart below shows the performance of risk versus monthly results for our trading activity. VaRD increases at the end of 2005 correspond to the aforementioned portfolio reclassifications in Brazil and Mexico.

Histogram of the frequency of daily marked-to-market results

The histogram below details the frequency distribution of daily Marked-to-Market (“MtM”) results on the basis of size. The most common yield interval was between €-1 million and €3 million, which occurred on 121 days of the year (48% of the days of the year).

Back to Contents

Risk management of structured derivatives

Our structured derivatives activity (non-organized markets) is mainly focused on structuring investment and hedging products for clients. These transactions include options on equities, currencies and fixed-income instruments.

This business is conducted by business units primarily located in Madrid, Portugal, Brazil, Chile, Mexico and New York.

The 2005 average VaRD was €2.4 million, the maximum €6.9 million and the minimum €0.6 million.

Test and calibration measures

In accordance with the BIS recommendations for gauging and monitoring the effectiveness of internal market risk measurement and management systems, in 2005 we carried out regular analysis and contrasting measures which confirmed the reliability of the model.

Scenario Analysis

Different stress test scenarios were analyzed during 2005. A scenario of maximum volatility, which applies six standard deviations to different market factors as of December 31, 2005, generated results that are presented below.

Maximum volatility scenario

The table below shows, at December 31, 2005, the maximum losses for each product (fixed-income, equities and currencies), in a scenario in which volatility equivalent to six standard deviations in a normal distribution is applied (decrease in equity prices, increases in local and external interest rates, depreciation of local currencies against USD).

Maximum volatility Stress

EUR million	Fixed income	Equities	Exchange rate	Volatility	Total

Total Trading	(107.7)	(10.7)	1.5	3.4	(110.1)
Europe	(5.6)	(2.9)	(10.2)	2.8	(14.4)
Latin America	(94.2)	(7.7)	14.3	1.3	(85.5)
USA (New York)	(7.8)	(0.1)	(2.5)	(0.7)	(10.1)

Back to Contents

The stress test shows that we would post an economic loss of €110.1 million, if this scenario materialized in the market.

B. Non-Trading Activity

B.1. Asset and liability management

We actively manage the market risks inherent in retail banking. Management addreses the structural risks of interest rates, liquidity, exchange rates and credit.

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

In the euro-dollar area, the Financial Management Area directly manages the risks of the parent Bank and coordinates management of the rest of the units that operate in convertible currencies. There are local teams in the banks in Latin America that manage balance sheet risks under the same frameworks, in coordination with the global area of Financial Management.

The Asset and Liability Committees (Alco’s) of each country and, where necessary, the Markets Committee of the parent Bank are responsible for the risk management decisions.

B.1.1. Quantitative analysis of interest rate risk in 2005

a) Europe

As of December 31, 2005, the sensitivity of net interest revenue to a parallel movement of 100 basis points in the yield curve was a negative €615 million, mainly concentrated (70%) in Santander (our parent company). This risk position represents the concentration of a greater amount of liabilities with a time horizon of 12 months than assets that repay in the same term.

For the same accounting parameter, the sensitivity of net worth to a parallel movement of 100 basis points in the yield curve amounted at December 31, 2005, to €55.6 million (not including Abbey). This figure represents a reduced net risk, mainly due to the compensation among units, although each one of them individually does not hold risk positions either remarkable.

Back to Contents

Structural Gap. Santander Parent Company (December 31, 2005)

EUR million	Not sensitive	0-1 year	1-3 years	3-5 years	> 5 years	TOTAL

Interbank Market & Short Term Instruments	33,854	21,645	33,276	397	3,385	92,557

Loans to Customers	—	76,666	13,738	2,981	2,088	95,472

Other Assets	6,069	19,981	—	—	—	26,050

Total Assets	39,924	118,292	47,014	3,378	5,473	214,079

Interbank Market & Short Term Instruments	—	44,950	52	—	—	45,002

Customer Accounts	—	16,906	9,612	8,120	10,369	45,006

Debt Securities in Issue	—	62,976	2,353	315	949	66,593

Shareholders’ Funds and Other Liabilities	40,598	21,568	1,077	889	2,064	66,197

Total Liabilities	40,598	146,400	13,094	9,324	13,382	222,798

Gap	(675)	(28,109)	33,920	(5,946)	(7,909)	(8,719)

Structural Off-balance Gap	(1,208)	8,751	3,270	(436)	(241)	10,136

Total Structural Gap	(1,883)	(19,357)	37,190	(6,382)	(8,150)	1,417

Cumulative Gap	—	(19,357)	17,832	11,450	3,300	—

b) Latin America

The interest rate risk of Latin American balance sheets, measured in terms of net interest revenue to a parallel movement of 100 basis points in the yield curves, kept stable at low levels throughout 2005 and moved in a narrow band. In terms of net worth sensitivity, net worth increased gradually in the second half of the 2005, mainly as a result of the growing positions in public titles denominated in local currency in Mexico and Brazil, held to cover possible margin losses in the future.

For the whole of Latin America, the risk consumption in terms of net worth sensitivity (to 100 basis points) was €387 million, while risk consumption in terms of net interest revenue sensitivity (to 100 basis points) was €22 million.

Back to Contents

Interest rate risk profile at December 31, 2005

The gap tables below show the distribution of risk by maturity in Latin America as of December 31, 2005 (Figures in millions of euros).

Gaps in local currency	Total	0-6 months	6-12 months	1-3 years	> 3 years	Not sensitive

Assets	112,478	67,796	6,144	11,105	18,076	9,319
Liabilities	111,817	79,463	1,822	12,638	3,231	14,665
Off-balance sheet	(102)	1,581	2,909	(4,658)	64	2
Gap	559	(9,421)	7,355	(5,613)	13,862	(5,624)

US$ Gaps	Total	0-6 months	6-12 months	1-3 years	> 3 years	Not sensitive

Assets	25,611	15,298	1,809	2,286	4,408	1,811
Liabilities	26,271	14,158	2,447	3,272	4,242	2,152
Off-balance sheet	102	94	(121)	(202)	304	26
Gap	(559)	1,234	(760)	(1,188)	470	(315)

Net interest revenue sensitivity

For Latin America, the consumption at December 31, 2005 was €22 million (sensitivity of net interest revenue at one year to 100 basis points). 2005 has been characterized by very low levels of net revenue risk, even below those in 2004. The geographic distribution of net interest revenue is shown below.

NIR Sensitivity by countries

Others: Bolivia, Colombia, Panama and Uruguay

Net worth sensitivity

For the whole of Latin America, the consumption at December 31, 2005 was €387 million (net worth sensitivity to a parallel movement of 100 basis points in the yield curve). The geographic distribution of net worth sensitivity is shown below.

MVE Sensitivity by countries

Others: Bolivia, Colombia, Panama and Uruguay

Back to Contents

Three countries (Mexico, Chile and Brazil) account for approximately 72% of the net worth sensitivity risk.

2005 has been characterized by a risk increase in two of the main countries in the Latin American region, Mexico and Brazil, during the second half of the year. Such increase has been consequence of the portfolio purchases to hedge possible margin losses in the future, due to the expectations of decreasing official interest rates.

B.1.2. Credit risk

The recent development of both the financial instruments related to the credit and the methodologies to measure credit risk makes possible the transmission of this risk. The Financial Management Area analyzes globally the credit risk of the different portfolios that expose us to credit risk, and makes proposals to optimize its creation of value. The active management of credit risk allows us to diversify our credit portfolio and diminish the concentrations that naturally arise from the commercial banking activity. The proposals include both the sale and the purchase of assets that imply diversification for our credit portfolio as a whole.

B.1.3. Liquidity risk

The purpose of structural liquidity management is to finance our recurrent business in optimal conditions in terms of maturities and cost, preventing the assumption of undesired liquidity risks.

We have a diversified portfolio of assets that are liquid or can be made so in the short term, adjusted to our positions. We also have an active presence in a wide and diversified series of financing markets, limiting our dependence on specific markets and keeping open the capacity of recourse to markets.

Management of structural liquidity involves planning the funding needs, structuring the financing sources (optimizing the diversification by maturity, instrument and market) and drawing up contingency plans.

An annual liquidity plan is drawn up based on the financing needs arising from the business budgets. On the basis of these needs and taking into account the limits of recourse to the short-term markets, an issuance and securitization plan is established for the year. The real situation of the financing needs is closely tracked during the year, resulting in changes to the plan when necessary.

During 2005 we obtained a total of €41,000 million in medium and long-term issuances and assets securitizations amounting to €13,000 million were made. As a result financing in short term markets finished 2005 in the same levels than in 2004.

The banks in Latin America are autonomous in terms of liquidity, and do not resort to the lines of the parent Bank for financing the activity. Each bank has its own liquidity and contingency plan without calling on the Group’s financing. The cross-border and reputation risks arising from external financing are limited and authorized by the parent Bank.

Unlike what generally happens in the convertible currencies area, the business activity of the Latin American banks has a surplus of funds and does not require structural financing from the markets.

The control and analysis of liquidity risk performed in order to guarantee that we keep acceptable liquidity levels to cover its financing needs in the short and long term under normal market situations.

In addition, several scenario analyses are performed, considering potential additional financing needs as a consequence of such scenarios. The purpose is to cover a wide range of possible situations where we could be with a certain probability, and to be ready for such situations.

B.2. Exchange rate risk; Portfolio of industrial and strategic shareholdings

B.2.1. Exchange rate risk

Structural exchange rate risk is largely derived from our currency operations, mainly including permanent financial investments, and their consequent collection of earnings and dividends.

Back to Contents

Exchange risk management is dynamic, and intends to limit the impact of currency depreciation in shareholders’ equity, optimizing the hedging financial cost.

In order to manage the exchange rate risk of the book value of permanent investments, our general policy is to finance it in local currency provided there is a deep market which allows it and that the cost of doing so is justified by the expected depreciation. Additionally certain one-off hedges of permanent investments are made when it is believed that a local currency could weaken against the euro more quickly than the market is discounting.

As of December 31, 2005, there was only one significant position with uncovered exchange rate risk, for capital investment in Brazil, amounting to approximately €2,700 million.

In addition, a management of the exchange rate risk stemming from our expected earnings is carried out in those units where the base currency is different from the euro. The Latin American local units manage the exchange rate risk between their local currencies and the US dollar, which is their currency for budgeting purposes. Global Financial Management is responsible of the management of exchange rate risk between its local currency and the US dollar.

B.2.2. Portfolio of industrial and strategic shareholdings

In 2005, we reduced our exposure in industrial and strategic equity portfolios after selling our stakes in the RBS, Unión Fenosa (Spanish electricity company) and Auna (Spanish telecommunications company). The VaRD at the end of December was €286.7 million, 3.5% lower than that at the end of 2004. This risk reduction would have been greater if the equity prices had increased in a lesser extent.

The average daily VaRD for the year 2005 was €268.8 million, with a minimum of €229.7 million and a maximum of €367.5 million.

C. Capital Management

Capital management’s objective is to optimize its structure and its cost, from the regulatory and economic perspectives. Therefore, different tools and policies are utilized, such as capital increases and computable issuances (preferred and subordinated), results, dividend policy and securitizations.

In accordance with the criteria of the Bank for International Settlements (BIS), our shareholders’ equity amounted to €53,426 million, €9,066 million more than at the end of 2004 (+20.4%). The surplus over the minimum requirement was €20,407 million.

Our capital ratios significantly improved. Core capital recovered to 6.05% in a year of strong growth in risk assets. Tier I was 7.88% and the BIS ratio 12.94%. These ratios reflect the high recurrent income together with the Group’s pay-out policy, better allocation of capital and the positive impact of the valuation of Abbey’s intangibles.

We are progressively incorporating the creation of value as a tool to (i) measure the contribution of the different units that are part of the portfolio of business and (ii) assess the management of each unit.

Back to Contents

D. Market Risk: VaR Consolidated Analysis

Our total daily VaR as of December 31, 2004 and December 31, 2005, broken down by trading and structural (non-trading) portfolios, were as follows:

Figures in millions of EUR

		Dec-05

	Dec-04	Low	Average	High	Period End

TOTAL	334.8	240.1	296.4	399.1	353.3

Trading	15.1	16.6	19.3	27.0	27.0
Non-Trading	334.5	239.5	295.8	398.1	352.2
Diversification Effect	(14.8)	(16.1)	(18.6)	(26.0)	(25.9)

Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk, were as follows:

Interest Rate Risk

Figures in millions of EUR

		Dec-05

	Dec-04	Low	Average	High	Period End

Interest Rate Risk
Trading	12.3	12.0	15.5	25.3	25.3
Non-Trading	85.1	86.1	92.2	107.6	94.4
Diversification Effect	(11.5)	(11.2)	(14.2)	(22.4)	(22.0)

TOTAL	86.0	86.9	93.5	110.5	97.7

Foreign Exchange Rate Risk

Figures in millions of EUR

		Dec-05

	Dec-04	Low	Average	High	Period End

Exchange Rate Risk
Trading	7.6	5.7	8.7	11.2	6.2
Non-Trading	69.3	51.6	69.7	113.4	85.9
Diversification Effect	(7.2)	(5.4)	(8.2)	(10.7)	(6.0)

TOTAL	69.8	51.9	70.3	113.9	86.1

Equity Price Risk

Figures in millions of EUR

		Dec-05

	Dec-04	Low	Average	High	Period End

Equity Price Risk
Trading	1.6	2.5	4.2	6.6	2.9
Non-Trading	297.2	229.7	268.8	367.5	286.7
Diversification Effect	(1.6)	(2.5)	(4.2)	(6.5)	(2.9)

TOTAL	297.2	229.7	268.9	367.6	286.7

Back to Contents

Our daily VaR estimates by activity, were as follows:

Figures in millions of EUR

		Dec-05

	Dec-04	Low	Average	High	Period End

Trading
Interest Rate	12.3	12.0	15.5	25.3	25.3
Exchange Rate	7.6	5.7	8.7	11.2	6.2
Equity	1.5	2.5	4.2	6.6	2.9

TOTAL	15.1	16.6	19.3	27.0	27.0

Balance
Interest Rate	85.1	86.1	92.2	107.6	94.4

Non-Trading FX
Exchange Rate	69.4	51.6	69.7	113.4	85.9

Non-Trading Eq
Equity	297.2	229.7	268.8	367.5	286.7

TOTAL	334.8	240.1	296.4	399.1	353.3

Interest Rate	86.0	86.9	93.5	110.5	97.7
Exchange Rate	69.8	51.9	70.3	113.9	86.1
Equity	297.2	229.7	268.9	367.6	286.7

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not Applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A. Not Applicable

B. Not Applicable

C. Not Applicable

D. Not Applicable

E. Use of proceeds.

Not Applicable

Item 15. Controls and Procedures

(a) Evaluation of disclosure controls and procedures. Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), have concluded that as of December 31, 2005, our disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

(b) Not Applicable

(c) Not Applicable

(d) Changes in internal controls over financial reporting. There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

The Audit and Compliance Committee has five members, all of whom are non-executive independent Directors (as defined by Article 5 of the Regulations of the Board). All members of the Audit and Compliance Committee also meet the independence criteria set by the NYSE for foreign private issuers. Our Regulations of the Board provide that the chairman of the Audit and Compliance Committee must be an independent director (as defined by Article 5 of the Regulations of the Board) and someone who has the necessary knowledge and experience of accounting techniques and principles. Currently, the chairman of the Audit and Compliance Committee is Luis Ángel Rojo. Our standards for director independence may not necessarily be consistent with, or as stringent as, the standards for director independence established by the NYSE.

Our Board of Directors has determined that Manuel Soto is an “Audit Committee Financial Expert” in accordance with SEC rules and regulations.

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

This Code is available on our website, which does not form part of this annual report on Form 20-F, at www.gruposantander.com under the heading “Information for shareholders and investors - Corporate Governance – Internal Code of Conduct”.

Back to Contents

Item 16C. Principal Accountant Fees and Services

Amounts paid to the firms belonging to the Deloitte worldwide organization, the Group’s principal auditor, for statutory audit and other services were as follows:

	2003	2004	2005

	(in millions of euros)
Audit Fees (1)	8.9	15.9	15.8
Audit Related Fees (2)	2.2	4.1	9.3
Tax Fees (3)	1.5	1.3	1.4
All Other Fees (4)	3.2	6.1	3.7

Total	15.8	27.4	30.2

(1)	Fees for annual company audits of the Group.
(2)

Fees for professional services rendered to comply with Sarbanes-Oxley Act and for other reports required by legal regulations emanating from different national supervisory organizations in the countries in which the Group operates.

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

All non-audit services provided by the Group’s principal auditing firm or other auditing firms in 2005 (i.e.: tax services and all other services) were approved by the Audit and Compliance Committee, and all such non-audit services to be provided in the future will also require approval from the Audit and Compliance Committee.

The Audit and Compliance Committee is regularly informed of all fees paid to the auditing firms by the Group companies.

Item 16D. Exemption from the Listing Standards for Audit Companies

Not applicable.

Back to Contents

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table shows the repurchases of shares made by the Bank or any of its Affiliated Purchasers during 2005:

2005	(a) Total number of shares (or units) purchased	(b) Average price paid per share (or unit)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs (1)

January	75,478,040	€9.14	350,000	179,407,395
February	48,174,572	€9.39	850,000	186,569,686
March	17,951,014	€9.49	0	0
April	63,353,267	€9.10	—	—
May	70,502,304	€9.16	—	—
June	9,208,482	€9.38	—	—
July	39,226,812	€10.05	—	—
August	55,207,255	€9.98	—	—
September	23,002,528	€10.48	—	—
October	40,580,669	€10.55	—	—
November	30,735,780	€10.16	—	—
December	49,123,061	€10.70	—	—
Total	522,543,784	€9.71	—	—
(1)	The figures set forth in this column reflect the number of shares that could have been purchased at the end of the relevant month.

Share repurchase program

At a General Shareholders’ Meeting held on June 19, 2004, the Bank was authorized to purchase its shares substantially on the same terms as those authorized in the previous shareholders’ meetings.

Since the date when the Bank announced its offer to acquire Abbey on July 26, 2004, the Bank purchased its shares under the authorization described above through a repurchase program which was authorized by the Board aimed at reducing the Bank’s share capital by the net amount of the purchases and sales made under such program. The Repurchase Program expired on March 31,2005, and was carried out according to the following terms:

(i) the maximum number of shares which could be held in treasury was 190 million shares; and

(ii) the maximum acquisition price was €9.77 per share.

Back to Contents

PART III

Item 17. Financial Statements.

We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements.

Reference is made to Item 19 for a list of all financial statements filed as part of this Form 20-F.

Item 19. Exhibits.

(a) Index to Financial Statements

(b) List of Exhibits.

Exhibit Number	Description

1.1

By-laws (Estatutos) of Banco Santander Central Hispano, S.A., as amended (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005).

1.2

By-laws (Estatutos) of Banco Santander Central Hispano, S.A., as amended (English translation) (incorporated by reference to Exhibit 1.2 to our Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005).

4.1	Investment Agreement, dated as of October 24, 2005, between Banco Santander Central Hispano, S.A. and Sovereign Bancorp, Inc.
4.2	Amendment to Investment Agreement, dated as of November 22, 2005, between Banco Santander Central Hispano, S.A. and Sovereign Bancorp, Inc.
4.3	Second Amendment to Investment Agreement, dated as of May 31, 2006, between Banco Santander Central Hispano, S.A. and Sovereign Bancorp, Inc.
8.1	List of Subsidiaries (incorporated by reference as Exhibits I, II and III of our Financial Pages filed with this Form 20-F).
12.1	Section 302 Certification by the Chief Executive Officer
12.2	Section 302 Certification by the Chief Financial Officer
13.1	Section 906 Certification
15.1	Consent of Deloitte, S.L.

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

BANCO SANTANDER CENTRAL HISPANO, S.A.
By:	/s/ José Antonio Álvarez

Name:	José Antonio Álvarez
Title:	Chief Financial Officer

Date: June 30, 2006

INDEX TO FINANCIAL STATEMENTS

(a)	Index to Financial Statements

Back to Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Banco Santander Central Hispano, S.A.:

We have audited the accompanying consolidated balance sheets of Banco Santander Central Hispano, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”), as of December 31, 2005 and 2004, and the related consolidated income statements, consolidated cash flow statements, consolidated statements of changes in equity for the years then ended. These consolidated financial statements are the responsibility of the controlling Company’s directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander Central Hispano, S.A. and Companies composing the Santander Group as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards, as adopted by the European Union (EU-IFRS).

The consolidated financial statements referred to above are the first that the Group has prepared in accordance with the EU-IFRS, which require, in general, that financial statements present comparative information. In this regard, as required by EU-IFRS 1, First Time Adoption of International Financial Reporting Standards, for comparison purposes the Parent’s directors present, in addition to the consolidated figures for 2005 for each item in the consolidated balance sheet, consolidated cash flow statement, consolidated statement of changes in equity and notes to the consolidated financial statements, the figures for 2004, which were obtained by applying the EU-IFRS in force at December 31, 2005. Accordingly, the figures for 2004 differ from those contained in the approved consolidated financial statements for 2004, which were prepared in accordance with the accounting principles generally accepted in Spain in force in that year. The differences arising from the application of EU-IFRS to the consolidated equity at January, 1 and December, 31 2004, and to the Group’s consolidated net income for 2004 are detailed in Note 57 to the consolidated financial statements referred to above.

EU-IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 58 to the consolidated financial statements.

/s/ Deloitte, S.L.
Deloitte, S.L.

Madrid-Spain, March 27, 2006, except for Note 58 as to which the date is June 30, 2006

Back to Index

SANTANDER GROUP

CONSOLIDATED BALANCE SHEETS AT December 31, 2005 AND 2004 (NOTES 1 to 4)

(Thousands of Euros)

ASSETS	Note	2005	2004	LIABILITIES AND EQUITY	Note	2005	2004

CASH AND BALANCES WITH CENTRAL BANKS		16,086,458	8,801,412	FINANCIAL LIABILITIES HELD FOR TRADING:		112,466,429	91,526,435
				Deposits from credit institutions	20	31,962,919	25,224,743
FINANCIAL ASSETS HELD FOR TRADING:		154,207,859	111,755,936	Customer deposits	21	14,038,543	20,541,225
Loans and advances to credit institutions	6	10,278,858	12,878,171	Debt securities	22	19,821,087	11,791,579
Loans and advances to customers	10	26,479,996	17,507,585	Trading derivatives	9	29,228,080	25,243,768
Debt instruments	7	81,741,944	55,869,629	Short positions	9	17,415,800	8,725,120
Other equity instruments	8	8,077,867	4,419,338
Trading derivatives	9	27,629,194	21,081,213	OTHER FINANCIAL LIABILITIES AT FAIR
				VALUE THROUGH PROFIT OR LOSS		11,809,874	11,243,800
OTHER FINANCIAL ASSETS AT FAIR VALUE				Debt securities	22	11,809,874	11,243,800
THROUGH PROFIT OR LOSS:		48,862,267	45,759,095
Loans and advances to credit institutions	6	2,428,663	6,524,070	FINANCIAL LIABILITIES AT FAIR VALUE
Loans and advances to customers	10	6,431,197	5,291,551	THROUGH EQUITY		—	—
Debt instruments	7	9,699,237	19,632,958
Other equity instruments	8	30,303,170	14,310,516	FINANCIAL LIABILITIES AT AMORTIZED COST:		565,651,643	447,831,156
				Deposits from central banks	20	22,431,194	8,067,860
				Deposits from credit institutions	20	94,228,294	50,457,736
AVAILABLE-FOR-SALE FINANCIAL ASSETS		73,944,939	44,521,323
Debt instruments	7	68,054,021	36,702,487	Money market operations through counterparties		—	2,499,000
Other equity instruments	8	5,890,918	7,818,836	Customer deposits	21	291,726,737	262,670,391
				Debt securities	22	117,209,385	90,803,224
LOANS AND RECEIVABLES:		459,783,749	394,431,900	Subordinated liabilities	23	28,763,456	27,470,172
Loans and advances to credit institutions	6	47,065,501	38,977,533	Other financial liabilities	24	11,292,577	5,862,773

Money market operations through counterparties		—	3,907,905	CHANGES IN THE FAIR VALUE OF HEDGED
Loans and advances to customers	10	402,917,602	346,550,928	ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		—	—
Debt instruments	7	171,203	—
Other financial assets	24	9,629,443	4,995,534	HEDGING DERIVATIVES	11	2,310,729	2,895,321

HELD-TO-MATURITY INVESTMENTS		—	—	LIABILITIES ASSOCIATED WITH NON-CURRENT
				ASSETS HELD FOR SALE:		7,967	—
CHANGES IN THE FAIR VALUE OF HEDGED				Other liabilities		7,967	—
ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		—	—

HEDGING DERIVATIVES	11	4,126,104	3,824,936	LIABILITIES UNDER INSURANCE CONTRACTS	15	44,672,300	42,344,776

NON-CURRENT ASSETS HELD FOR SALE:		336,324	2,097,164	PROVISIONS:		19,822,990	18,023,924
Equity instruments	12	—	1,814,418	Provisions for pensions and similar obligations	25	14,172,961	13,441,357
Tangible assets	12	336,324	282,746	Provisions for contingent liabilities and commitments	25	487,048	360,594
				Other provisions	25	5,162,981	4,221,973
INVESTMENTS:		3,031,482	3,747,564
Associates	13	3,031,482	3,747,564	TAX LIABILITIES:		3,867,795	3,496,212
				Current		1,100,567	625,340
				Deferred	27	2,767,228	2,870,872

INSURANCE CONTRACTS LINKED TO PENSIONS	14	2,676,365	2,753,816	ACCRUED EXPENSES AND DEFERRED INCOME	18	3,048,733	4,382,034

REINSURANCE ASSETS	15	2,387,701	3,045,804	OTHER LIABILITIES:		1,512,908	4,118,162
				Other	19	1,512,908	4,118,162
TANGIBLE ASSETS:		9,993,207	10,585,193
For own use	16	5,204,931	4,925,231	EQUITY HAVING THE SUBSTANCE OF A
Investment property	16	667,449	2,115,823	FINANCIAL LIABILITY	26	1,308,847	2,124,222

Other assets leased out under an operating lease	16	4,120,827	3,544,139	TOTAL LIABILITIES		766,480,215	627,986,042

Memorandum item: Acquired under a finance lease		83,459	41,117	MINORITY INTERESTS	28	2,848,223	2,085,316

				VALUATION ADJUSTMENTS:		3,077,096	1,777,564
INTANGIBLE ASSETS:		16,229,271	15,503,274	Available-for-sale financial assets	29	1,941,690	1,936,818
Goodwill	17	14,018,245	15,090,541	Cash flow hedges	29	70,406	(1,787)
Other intangible assets	17	2,211,026	412,733
				Hedges of net investments in foreign operations	29	(384,606)	638,227
TAX ASSETS:		10,127,059	9,723,970	Exchange differences	29	1,449,606	(795,694)
Current		1,217,646	1,381,722
Deferred	27	8,909,413	8,342,248	OWN FUNDS:	30	36,701,380	32,637,378
				Issued capital	31	3,127,148	3,127,148
PREPAYMENTS AND ACCRUED INCOME	18	2,969,219	3,029,728	Share premium	32	20,370,128	20,370,128
				Reserves:		8,703,789	6,877,827
OTHER ASSETS:		4,344,910	4,905,185	Accumulated reserves	33	8,100,140	6,256,632
Inventories		2,457,842	1,582,675	Reserves of entities accounted for using the
Other	19	1,887,068	3,322,510	equity method:		603,649	621,195

TOTAL ASSETS		809,106,914	664,486,300	Associates	33	603,649	621,195

				Other equity instruments:	34	77,478	93,567
CONTINGENT LIABILITIES:		48,453,575	31,813,882	Equity component of compound financial instruments		34,977	—
Financial guarantees	35	48,199,671	31,511,567	Other		42,501	93,567
Assets earmarked for third-party obligations	35	24	24	Treasury shares	34	(53,068)	(126,500)
Other contingent liabilities	35	253,880	302,291	Profit attributed to the Group	30	6,220,104	3,605,870
				Dividends and remuneration	30	(1,744,199)	(1,310,662)

CONTINGENT COMMITMENTS:		96,263,262	74,860,532	TOTAL EQUITY		42,626,699	36,500,258

Drawable by third parties	35	77,678,333	63,110,699	TOTAL LIABILITIES AND EQUITY		809,106,914	664,486,300

Other commitments	35	18,584,929	11,749,833

The accompanying Notes 1 to 58 and Exhibits I to VII are an integral part of the Consolidated Balance Sheet at December 31, 2005 and 2004.

Back to Index

SANTANDER GROUP

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED December 31, 2005 AND 2004 (NOTES 1 to 4)

(Thousands of Euros)

		(Debit) Credit

	Note	2005	2004

INTEREST AND SIMILAR INCOME	38	32,958,556	17,461,238

INTEREST EXPENSE AND SIMILAR CHARGES:	39	(22,800,696)	(10,274,776)
Return on equity having the substance of a financial liability		(118,389)	(151,952)
Other		(22,682,307)	(10,122,824)

INCOME FROM EQUITY INSTRUMENTS	40	335,610	389,038
NET INTEREST INCOME		10,493,470	7,575,500
SHARE OF RESULTS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD:	41	619,166	449,011
Associates		619,166	449,011

FEE AND COMMISSION INCOME	42	7,481,686	5,696,129
FEE AND COMMISSION EXPENSE	43	(1,167,837)	(927,492)
INSURANCE ACTIVITY INCOME:	44	815,519	161,374
Insurance and reinsurance premium income		4,082,613	2,275,655
Reinsurance premiums paid		(100,537)	(65,389)
Benefits paid and other insurance-related expenses		(6,311,999)	(1,003,769)
Reinsurance income		88,452	14,413
Net provisions for insurance contract liabilities		(1,473,435)	(1,497,692)
Finance income		4,661,502	494,947
Finance expense		(131,077)	(56,791)

GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net):	45	1,489,223	739,932
Held for trading		1,001,065	481,238
Other financial instruments at fair value through profit or loss		26,532	8,380
Available-for-sale financial assets		533,770	364,154
Loans and receivables		70,645	49,428
Other		(142,789)	(163,268)

EXCHANGE DIFFERENCES (net)	46	76,058	360,793
GROSS INCOME		19,807,285	14,055,247
SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES	47	1,411,514	1,028,458
COST OF SALES	47	(985,482)	(680,647)
OTHER OPERATING INCOME	48	256,229	201,145
PERSONNEL EXPENSES	49	(5,817,397)	(4,324,662)
OTHER GENERAL ADMINISTRATIVE EXPENSES	50	(4,006,041)	(2,515,205)
DEPRECIATION AND AMORTIZATION:		(1,021,211)	(838,674)
Tangible assets	16	(622,359)	(490,555)
Intangible assets	17	(398,852)	(348,119)

OTHER OPERATING EXPENSES	51	(359,974)	(264,086)
NET OPERATING INCOME		9,284,923	6,661,576
IMPAIRMENT LOSSES (net):		(1,806,983)	(1,843,415)
Available-for-sale financial assets	8	118,933	(19,431)
Loans and receivables	10	(1,756,047)	(1,581,740)
Non-current assets held for sale	12	(15,372)	(90,822)
Tangible assets	16	(15,112)	(8,948)
Goodwill	17	—	(138,200)
Other intangible assets	17	(130,977)	—
Other assets		(8,408)	(4,274)

PROVISIONS (net)	25	(1,808,478)	(1,141,571)
FINANCE INCOME FROM NON-FINANCIAL ACTIVITIES		3,115	20,161
FINANCE EXPENSE FROM NON-FINANCIAL ACTIVITIES		(34,993)	(37,606)
OTHER GAINS:	52	2,775,554	1,488,166
Gains on disposal of tangible assets		160,766	265,113
Gains on disposal of investments in associates		1,306,468	35,729
Other		1,308,320	1,187,324

OTHER LOSSES:	52	(258,669)	(566,008)
Losses on disposal of tangible assets		(77,494)	(85,247)
Losses on disposal of investments in associates		(7,422)	(4,838)
Other		(173,753)	(475,923)
PROFIT BEFORE TAX		8,154,469	4,581,303
INCOME TAX	27	(1,391,176)	(596,792)
PROFIT FROM CONTINUING OPERATIONS		6,763,293	3,984,511
PROFIT FROM DISCONTINUED OPERATIONS (net)		(13,523)	11,723
CONSOLIDATED PROFIT FOR THE YEAR		6,749,770	3,996,234
PROFIT ATTRIBUTED TO MINORITY INTERESTS	28	(529,666)	(390,364)
PROFIT ATTRIBUTED TO THE GROUP		6,220,104	3,605,870

The accompanying Notes 1 to 58 and Exhibits I to VII are an integral part of the Consolidated Income Statement at December 31, 2005 and 2004.

Back to Index

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED December 31, 2005 AND 2004 (NOTES 1 to 4)

(Thousands of Euros)

	2005	2004

NET INCOME RECOGNIZED DIRECTLY IN EQUITY:	1,299,532	(265,796)
Available-for-sale financial assets-	4,872	(111,871)
Revaluation gains/losses	911,814	925,454
Amounts transferred to income statement	(883,474)	(821,555)
Income tax	(23,468)	(215,770)
Cash flow hedges-	72,193	3,542
Revaluation gains/losses	83,216	19,315
Income tax	(11,023)	(15,773)
Hedges of net investments in foreign operations-	(1,022,833)	638,227
Revaluation gains/losses	(1,022,833)	638,227
Exchange differences-	2,245,300	(795,694)
Translation gains/losses	2,411,831	(799,080)
Amounts transferred to income statement	(166,531)	3,386

CONSOLIDATED PROFIT FOR THE YEAR:	6,749,770	3,996,234
Published consolidated profit for the year	6,749,770	3,996,234

TOTAL INCOME AND EXPENSES FOR THE YEAR:	8,049,302	3,730,438
Parent	7,519,636	3,340,074
Minority interests	529,666	390,364

TOTAL	8,049,302	3,730,438

The accompanying Notes 1 to 58 and Exhibits I to VII are an integral part of the Consolidated Statement of Changes in Equity at December 31, 2005 and 2004.

Back to Index

SANTANDER GROUP

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE YEARS ENDED December 31, 2005 AND 2004 (NOTES 1 to 4)

(Thousands of Euros)

	2005	2004

1. CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated profit for the year	6,749,770	3,996,234
Adjustments to profit-	5,499,799	5,258,376
Depreciation of tangible assets	622,359	490,555
Amortization of intangible assets	398,852	348,119
Impairment losses (net)	1,806,983	1,843,415
Net provisions for insurance contract liabilities	1,473,435	1,497,692
Provisions (net)	1,808,478	1,141,571
Gains/losses on disposal of tangible assets	(83,272)	(179,866)
Gains/losses on disposal of investments in associates	(1,299,046)	(30,891)
Share of results of entities accounted for using the equity method	(619,166)	(449,011)
Taxes	1,391,176	596,792

Adjusted profit	12,249,569	9,254,610

Net increase/decrease in operating assets:	(142,040,506)	(13,882,427)
Financial assets held for trading-	(42,451,923)	(6,976,058)
Loans and advances to credit institutions	2,599,313	—
Loans and advances to customers	(8,972,411)	—
Debt instruments	(25,872,315)	(4,005,998)
Other equity instruments	(3,658,529)	(214,066)
Trading derivatives	(6,547,981)	(2,755,994)

Other financial assets at fair value through profit or loss-	(3,103,172)	(3,252,226)
Loans and advances to credit institutions	4,095,407	(110,835)
Loans and advances to customers	(1,139,646)	(1,220,842)
Debt instruments	9,933,721	(1,213,512)
Other equity instruments	(15,992,654)	(707,037)

Available-for-sale financial assets-	(28,550,639)	26,133,878
Debt instruments	(31,229,897)	23,809,729
Other equity instruments	2,679,258	2,324,149

Loans and receivables-	(67,550,354)	(31,434,661)
Loans and advances to credit institutions	(8,087,968)	3,662,338
Money market operations through counterparties	3,907,905	(3,621,813)
Loans and advances to customers	(58,565,179)	(31,417,021)
Debt instruments	(171,203)	—
Other financial assets	(4,633,909)	(58,165)
Other operating assets	(384,418)	1,646,640

Net increase/decrease in operating liabilities:	95,494,609	(7,464,190)
Financial liabilities held for trading-	14,736,090	(788,302)
Deposits from credit institutions	6,738,176	—
Customer deposits	(6,502,682)	—
Debt securities	1,825,604	(2,905,781)
Trading derivatives	3,984,312	4,410,392
Short positions	8,690,680	(2,292,913)

Other financial liabilities at fair value through profit or loss-	555,299	619,124
Debt securities	555,299	619,124

Financial liabilities at amortized cost-	82,195,979	(685,483)
Deposits from central banks	14,363,334	(2,313,955)
Deposits from credit institutions	43,770,558	(14,132,950)
Money market operations through counterparties	(2,499,000)	504,479
Customer deposits	29,056,346	12,776,724
Debt securities	(7,925,063)	1,676,830
Other financial liabilities	5,429,804	803,389

Other operating liabilities	(1,992,759)	(6,609,529)

Total net cash flows from operating activities (1)	(34,296,328)	(12,092,007)

Back to Index

SANTANDER GROUP

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE YEARS ENDED December 31, 2005 AND 2004 (NOTES 1 to 4)

(Thousands of Euros)

	2005	2004

2. CASH FLOWS FROM INVESTING ACTIVITIES
Investments-	(2,478,073)	(3,650,892)
Subsidiaries, jointly controlled entities and associates	(18,470)	(232,758)
Tangible assets	(1,990,867)	(2,666,205)
Intangible assets	(454,107)	(416,541)
Other financial assets	—	(335,388)
Other assets	(14,629)	—

Divestments-	6,616,203	2,677,725
Subsidiaries, jointly controlled entities and associates	1,750,237	85,785
Tangible assets	2,482,232	2,276,973
Other financial assets	1,814,418	—
Other assets	569,316	314,967

Total net cash flows from investing activities (2)	4,138,130	(973,167)

3. CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own equity instruments	—	(87,378)
Disposal of own equity instruments	73,432	—
Issuance/Redemption of other equity instruments	(16,089)	35,000
Redemption of equity having the substance of a financial liability	(944,968)	(2,624,283)
Issuance of subordinated liabilities	2,507,872	5,283,872
Redemption of subordinated liabilities	(2,410,288)	(465,323)
Issuance of other long-term liabilities	52,669,694	19,477,021
Redemption of other long-term liabilities	(14,269,479)	(5,893,627)
Increase/Decrease in minority interests	233,241	(266,195)
Dividends/Interest paid	(2,208,518)	(1,496,840)
Other items related to financing activities	1,500,947	(1,345,097)

Total net cash flows from financing activities (3)	37,135,844	12,617,150

4. EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS (4)	307,400	(348,269)

5. NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (1+2+3+4)	7,285,046	(796,293)

Cash and cash equivalents at beginning of year	8,801,412	8,915,883
Cash and cash equivalents at end of year	16,086,458	8,119,590

The accompanying Notes 1 to 58 and Exhibits I to VII are an integral part of the Consolidated Cash Flow Statement at December 31, 2005 and 2004.

Back to Index

Santander Group

Notes to the consolidated financial statements

for the year ended December 31, 2005

1. Introduction, basis of presentation of the consolidated financial statements and other information
a)	Introduction

Banco Santander Central Hispano, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The bylaws and other public information on the Bank can be consulted on the website of the Bank (www.gruposantander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, the Santander Group (“the Group” or “the Santander Group”). Therefore, the Bank is obliged to prepare, in addition to its own individual financial statements, the Group’s consolidated financial statements, which also include the interests in joint ventures and investments in associates.

The Group’s consolidated financial statements for 2004 were approved by the shareholders at the Annual General Meeting of the Bank on June 18, 2005. The 2005 consolidated financial statements of the Group and the 2005 financial statements of the Bank and almost all the Group entities have not yet been approved by their shareholders at the respective Annual General Meetings. However, the Bank’s Board of Directors considers that the aforementioned financial statements will be approved without any changes. See Note 58.6.m.

b)	Basis of presentation of the consolidated financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with the International Financial Reporting Standards (IFRS) previously adopted by the European Union.

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats.

The Group’s consolidated financial statements for 2005 were prepared by the Bank’s directors (at the Board meeting on March 27, 2006) in accordance with IFRS, as adopted by the European Union, and with Bank of Spain Circular 4/2004, using the basis of consolidation, accounting policies and measurement bases set forth in Note 2 and, accordingly, they present fairly the Group’s equity and financial position at December 31, 2005, and the consolidated results of its operations, the changes in consolidated equity and the consolidated cash flows in 2005. These consolidated financial statements were prepared from the individual accounting records of the Bank and of each of the companies composing the Group, and include certain adjustments and reclassifications required to unify the accounting policies and measurement bases applied by the Group.

Back to Index

The consolidated financial statements for the year ended December 31, 2005 were the first to be prepared in accordance with IFRS, as adopted by the European Union. These standards entail, with respect to the standards in force when the Group’s consolidated financial statements for 2004 were prepared (Bank of Spain Circular 4/1991):

-	Significant changes in accounting policies, measurement bases and presentation of the financial statements;
-	The inclusion in the consolidated financial statements of two new financial statements, namely the consolidated statement of changes in equity and the consolidated cash flow statement; and
-	A significant increase in the volume of disclosures in the Notes to the consolidated financial statements.

Note 57 to the consolidated financial statements contains the reconciliation of the consolidated balance sheet balances at the beginning and end of the year ended December 31, 2004 and the related results for 2004 –which, therefore, were reflected in the Group’s consolidated financial statements for that year– to the corresponding balances for 2004 determined in accordance with the new standards.

The Notes to the consolidated financial statements contain supplementary information to that presented in the consolidated balance sheet, consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement. The Notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these financial statements.

All accounting policies and measurement bases with a material effect on the consolidated financial statements were applied in their preparation.

c)	Use of estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the consolidated financial statements. The main accounting policies and rules and measurement bases are set forth in Note 2.

In the consolidated financial statements estimates were occasionally made by the senior executives of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

-	The impairment losses on certain assets (Notes 6, 7, 8, 10, 12, 13, 16 and 17);
-	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations (Note 25);
-	The useful life of the tangible and intangible assets (Notes 16 and 17);
-	The measurement of goodwill arising on consolidation (Note 17); and
-	The fair value of certain unquoted assets (Notes 8, 9 and 11).
d)	Other matters
i. Disputed corporate resolutions

The directors of the Bank and their legal advisers consider that the objection to certain resolutions adopted by the Bank’s shareholders at the General Meetings on January 18, 2000, March 4, 2000, March 10, 2001, February 9, 2002, June 24, 2002, June 21, 2003, June 19, 2004 and June 18, 2005 will have no effect on the financial statements of the Bank and the Group.

On April 25, 2002, the Santander Court of First Instance number 1 rejected in full a claim contesting resolutions adopted at the General Meeting on January 18, 2000. The plaintiff filed an appeal against the judgment. On December 2, 2002, the Cantabria Provincial Appellate Court dismissed the appeal. A cassation appeal has been filed against the judgment of the Cantabria Provincial Appellate Court.

Back to Index

On November 29, 2002, the Santander Court of First Instance number 2 rejected in full the claims contesting resolutions adopted at the General Meeting on March 4, 2000. The plaintiffs filed an appeal against the judgment. On July 5, 2004, the Cantabria Provincial Appellate Court dismissed the appeal. One of the appellants has prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment.

On March 12, 2002, the Santander Court of First Instance number 4 rejected in full the claims contesting resolutions adopted at the General Meeting on March 10, 2001. The plaintiffs filed an appeal against the judgment. On April 13, 2004, the Cantabria Provincial Appellate Court dismissed the appeals. One of the appellants has prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment.

On September 9, 2002, the Santander Court of First Instance number 5 rejected in full the claim contesting resolutions adopted at the General Meeting on February 9, 2002. The plaintiff filed an appeal against the judgment. On January 14, 2004, the Cantabria Provincial Appellate Court dismissed the appeal. The appellant has prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment.

On May 29, 2003, the Santander Court of First Instance number 6 rejected in full the claim contesting the resolutions adopted at the General Meeting on June 24, 2002. An appeal has been filed against the judgment.

Despite the amount of time elapsed, the Santander Court of First Instance number 7 has yet to hand down its judgment on the objection to the resolutions adopted by the shareholders at the General Meeting on June 21, 2003, since it was agreed that the proceedings should be stayed on grounds of the need for an interlocutory decision in the criminal jurisdiction derived from the preliminary proceedings conducted at Central Examining Court number 3 in respect of the amounts paid when Mr. Amusátegui and Mr. Corcóstegui retired from the Bank. In this matter, an acquittal was handed down on April 13, 2005, and a cassation appeal was filed against it by the private prosecution. A new claim has also been filed with the Santander Court of First Instance number 7 to contest the resolutions adopted by the shareholders at the same General Meeting on June 21, 2003. This proceeding has been joined with the foregoing proceeding, which means that it is subject to the effects of the stay on grounds of the need for an interlocutory decision in the criminal jurisdiction.

On October 28, 2005, the Santander Court of First Instance number 8 rejected in full the claims contesting the resolutions adopted at the General Meeting on June 19, 2004. An appeal has been filed against the judgment.

The claims contesting the resolutions adopted at the General Meeting on June 18, 2005, are currently being processed at the Santander Court of First Instance number 10.

ii. Credit assignment transactions

Following the investigations carried out since 1992 by the Madrid Central Examining Court number 3, “abbreviated” proceeding no. 53/92 is currently underway under Article 757 of the Spanish Criminal Procedure Law, to determine the liabilities related to certain credit assignment transactions carried out by Banco Santander, S.A. from 1987 to 1989.

The Court handed down an order on July 16, 1996, following a request to this effect from the Government Lawyer and after having consulted the State Tax Agency, to dismiss the actions against the Bank and its executives in respect of the income derived from the aforementioned transactions. Subsequently, the Government Lawyer, as the representative of the Public Treasury, and the Public Prosecutor’s Office have repeatedly applied to have the case against the Bank and its executives dismissed and struck out. However, a decision was rendered on June 27, 2002 to turn the aforementioned preliminary court proceedings into an “abbreviated” proceeding under Article 757 of the Spanish Criminal Procedure Law. The Public Prosecutor’s Office, the Bank and its executives have appealed against this decision.

Back to Index

On June 23, 2003, Panel Two of the Criminal Chamber of the National Appellate Court partially upheld these appeals, and explicitly recognized that the assignments of naked credit ownership were lawfully marketed and reduced the proceedings from 138 to 38 customer transactions (it should be noted that the Government Lawyer and the Public Prosecutor’s Office have also requested dismissal and strike-out of the case on grounds that no offence had been committed) with respect to which the Bank’s possible involvement is still being alleged.

Following the submissions phase, in which the Public Prosecutor’s Office and the Government Lawyer reiterated their petition to have the proceedings dismissed and struck out, based on the class accusation filed by the Association for the Defense of Investors and Consumers, on October 6, 2004 the Court ordered commencement of a trial for cumulative offences of misrepresentation and forgery of official documents, three cumulative offences of misrepresentation and forgery of commercial documents and thirty offences against the Public Treasury, against the Chairman of the Bank and three executives and ordered that they post a bond to cover fines and costs, on a joint and several basis, for EUR 67.8 million which has been subsequently reduced to EUR 40.1 million. Pursuant to the order, Section One of the Criminal Chamber of the National Appellate Court has been designated as the body with jurisdiction to conduct the trial.

e)	Information relating to 2004

The information relating to 2004 contained in these Notes to the consolidated financial statements is presented with the information relating to 2005 for comparison purposes only and, accordingly, it does not constitute the Group’s statutory consolidated financial statements for 2004.

f)	Capital requirements

Through the publication of Law 13/1992, of June 1, and of Bank of Spain Circular 5/1993 and subsequent amendments thereto, the regulations governing the minimum capital requirements for credit institutions –both at entity level and at consolidated group level– came into force.

At December 31, 2005, the Group’s eligible capital exceeded the minimum requirements by EUR 10,384 million.

g)	Environmental impact

In view of the business activities carried on by the Group entities, the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated equity, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these Notes to the consolidated financial statements.

h)	Subsequent events

From January 1, 2006 to the date on which these consolidated financial statements were authorized for issue there were no events significantly affecting them. See also Note 58.6.m.

Back to Index

2. Accounting policies and rules and measurement basis

The accounting policies and rules and measurement bases applied in preparing the consolidated financial statements were as follows:

a)	Foreign currency transactions
i.	Functional currency

The Group’s functional currency is the euro. Therefore, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”.

ii.	Translation of foreign currency balances

Foreign currency balances are translated to euros in two consecutive stages:

-	Translation of foreign currency to the functional currency (currency of the main economic environment in which the Group operates); and
-	Translation to euros of the balances held in the functional currencies of entities whose functional currency is not the euro.

Translation of foreign currency to the functional currency

Foreign currency transactions performed by consolidated entities (or entities accounted for using the equity method) not located in EMU countries are initially recognized in their respective currencies. Monetary items in foreign currency are subsequently translated to their functional currencies using the closing rate.

Furthermore:

-	Non-monetary items measured at historical cost are translated to the functional currency at the exchange rate at the date of acquisition.
-	Non-monetary items measured at fair value are translated at the exchange rate on the date when the fair value was determined.
-	Income and expenses are translated at the average exchange rates for the period for all the transactions performed during the year.
-

The balances arising from non-hedging forward foreign currency/foreign currency and foreign currency/euro purchase and sale transactions are translated at the closing rates prevailing in the forward foreign currency market for the related maturity.

Translation of functional currencies to euros

If the functional currency is not the euro, the balances in the financial statements of the consolidated entities (or entities accounted for using the equity method) are translated to euros as follows:

-	Assets and liabilities, at the closing rate.
-	Income and expenses, at the average exchange rates for the year.
-	Equity items, at the historical exchange rates.

Back to Index

iii.	Recognition of exchange differences

The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognized at their net amount under “Exchange Differences” in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognized in the consolidated income statement without distinguishing them from other changes in fair value, and exchange differences arising on non-monetary items measured at fair value through equity, which are recognized under “Valuation Adjustments - Exchange Differences”.

The exchange differences arising on the translation to euros of the financial statements in functional currencies other than the euro are recognized under “Valuation Adjustments - Exchange Differences” in the consolidated balance sheet until the related item is derecognized, when they are recognized in the consolidated income statement.

iv.	Entities located in hyperinflationary economies

None of the functional currencies of the consolidated subsidiaries and associates located abroad relate to hyperinflationary economies as defined by the IFRS adopted by the European Union. Accordingly, at 2005 year-end it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associates to correct for the effect of inflation.

v.	Exposure to foreign currency risk

At December 31, 2005, the Group’s highest levels of exposure on more temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the US dollar, the Chilean peso, the pound sterling and the Mexican peso. At that date, its highest levels of exposure on more permanent positions (with a potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the Mexican peso and the US dollar.

b)	Basis of consolidation
i.	Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has the capacity to exercise management control; this capacity is, in general but not exclusively, presumed to exist when the Parent owns directly or indirectly half or more of the voting power of the investee or, even if this percentage is lower or zero, when, as in the case of agreements with shareholders of the investee, the Bank is granted control. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all balances and transactions between consolidated entities are eliminated on consolidation.

On acquisition of a subsidiary, its assets, liabilities and contingent liabilities are recognized at fair value at the date of acquisition. Any positive differences between the acquisition cost and the fair values of the identifiable net assets acquired are recognized as goodwill (Note 17). Negative differences are charged to income on the date of acquisition.

The share of third parties of the Group’s equity is presented under “Minority Interests” in the consolidated balance sheet (Note 28) and their share of the profit for the year is presented under “Profit Attributed to Minority Interests” in the consolidated income statement.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries disposed of during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

Back to Index

The Exhibits contain significant information on these entities.

ii.	Interests in joint ventures (jointly controlled entities)

“Joint ventures” are deemed to be ventures that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities (“venturers”) acquire interests in entities (jointly controlled entities) or undertake operations or hold assets so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the venturers.

The financial statements of investees classified as joint ventures are proportionately consolidated with those of the Bank and, therefore, the aggregation of balances and subsequent eliminations are made only in proportion to the Group’s ownership interest in the capital of these entities.

The Exhibits contain significant information on these entities.

iii.	Associates

Associates are entities over which the Bank is in a position to exercise significant influence, but not control or joint control, usually because it holds 20% or more of the voting power of the investee.

In the consolidated financial statements, investments in associates are accounted for using the equity method, i.e. at the Group’s share of net worth of the investee, after taking into account the dividends received therefrom and other equity eliminations. In the case of transactions with an associate, the related profits or losses are eliminated to the extent of the Group’s interest in the associate.

The Exhibits contain significant information on these entities.

iv.	Other matters

The companies less than 50% owned by the Group that constituted a decision-making unit at December 31, 2005 and which, therefore, were accounted for as subsidiaries are: (i) Inmuebles B de V 1985 C.A. and (ii) Servicios Universia Venezuela S.U.V., S.A., in which the Group held ownership interests of 35.11% and 33.37%, respectively, at that date (Exhibit I).

The companies less than 20% owned by the Group over which it exercises significant influence and which, therefore, were accounted for as associates are: (i) Attijariwafa Bank Société Anonyme (Attijariwafa) and (ii) Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor, S.A., in which the Group held ownership interests of 14.55% and 15.28%, respectively, at that date (Exhibit II).

v.	Business combinations

A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities.

Business combinations performed on or after January 1, 2004 whereby the Group obtains control over an entity are recognized for accounting purposes as follows:

-	The Group measures the cost of the business combination, defined as the fair value of the assets given, the liabilities incurred and the equity instruments issued, if any, by the entity.
-

The fair values of the assets, liabilities and contingent liabilities of the acquiree, including any intangible assets which might have not been recognized by the acquiree, are estimated and recognized in the consolidated balance sheet.

Back to Index

-

Any negative difference between the net fair value of the assets, liabilities and contingent liabilities of the acquiree and the business combination cost is recognized as discussed in Note 2-m; any positive difference is recognized in “Other Gains” in the consolidated income statement.

When shares in an entity are acquired in stages, the following criteria are applied until as a result of a given purchase the Group obtains control over the investee:

-	The cost of the business combination is the aggregate cost of the individual transactions.
-

At each of the share acquisition dates, and until control over the acquiree is obtained, goodwill or negative goodwill is calculated separately for each transaction using the criteria explained above in this Note.

-

Any difference between the fair value of the items of the acquiree on each of the successive acquisition dates and their fair value on the date of acquisition of control of the acquiree is recognized as a revaluation of the related assets and liabilities.

Furthermore, purchases of minority interests subsequent to the date on which control of an entity is obtained are recognized as equity transactions; i.e. the difference between the price paid and the proportion of ownership interest acquired from minority interests at the carrying amount is recognized in consolidated equity.

vi.	Acquisitions and disposals

Note 3 provides information on the most significant acquisitions and disposals in 2005 and 2004.

c)	Definitions and classification of financial instruments
i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity and, simultaneously, to a financial liability or equity instrument of another entity.

An “equity instrument” is any agreement that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is very small compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

“Compound financial instruments” are contracts that simultaneously create for their issuer a financial liability and an own equity instrument (such as convertible bonds, which entitle their holders to convert them into equity instruments of the issuer).

The following transactions are not treated for accounting purposes as financial instruments:

-	Investments in subsidiaries, joint ventures and associates (Note 13).
-	Rights and obligations under employee benefit plans (Note 25).
-	Rights and obligations under insurance contracts (Note 15).

Back to Index

-	Contracts and obligations relating to employee remuneration based on own equity instruments (Note 33).
ii.	Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as “non-current assets held for sale” or they relate to “cash and balances with central banks”, “changes in the fair value of hedged items in portfolio hedges of interest rate risk” (asset side), “hedging derivatives” and “investments”, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

-

Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

-

Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are managed jointly with “liabilities under insurance contracts” measured at fair value or with derivative financial instruments whose purpose and effect is to significantly reduce exposure to variations in fair value, or that are managed jointly with financial liabilities and derivatives for the purpose of significantly reducing overall exposure to interest rate risk.

Financial instruments included in this category (and “Other Financial Liabilities at Fair Value through Profit or Loss”) are permanently subject to an integrated and consistent system of measuring, managing and controlling risks and returns that enables all the financial instruments involved to be monitored and identified and allows the effective reduction of risk to be checked.

-

Available-for-sale financial assets: this category includes debt instruments not classified as “held-to-maturity investments” or as “financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “financial assets held for trading” or as “other financial assets at fair value through profit or loss”.

-

Loans and receivables: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors.

The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortized cost (which includes the required adjustments to reflect estimated impairment losses).

-	Held-to-maturity investments: this category includes debt instruments with fixed maturity and with fixed or determinable payments.
iii.	Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

-	Cash and balances with central banks: cash balances and balances receivable on demand relating to deposits with the Bank of Spain and other central banks.
-	Loans and advances to credit institutions: credit of any nature in the name of credit institutions.
-	Money market operations through counterparties: amount of the money market operations conducted through central counterparties.

Back to Index

-

Loans and advances to customers: all credit granted by the Group, other than that represented by marketable securities, money market operations through central counterparties, finance lease receivables and loans and advances to credit institutions.

-	Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.
-

Other equity instruments: financial instruments issued by other entities, such as shares and non-voting equity units, which have the nature of equity instruments for the issuer, unless they are investments in subsidiaries, jointly controlled entities or associates. Mutual fund units are included in this item.

-	Trading derivatives: includes the fair value in favor of the Group of derivatives which do not form part of hedge accounting.
-

Other financial assets: other debit balances in favor of the Group in respect of transactions which do not have the nature of credit (such as checks drawn on credit institutions, the amounts receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, and fees and commissions receivable for financial guarantees).

-

Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts credited to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are efficiently hedged against interest rate risk through fair value hedging derivatives.

-	Hedging derivatives: includes the fair value in favor of the Group of derivatives designated as hedging instruments in hedge accounting.
-	Investments: includes the investments in the share capital of associates.
iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as “liabilities associated with non-current assets held for sale” or they relate to “hedging derivatives”, “changes in the fair value of hedged items in portfolio hedges of interest rate risk” (liability side) and “equity having the substance of a financial liability”, which are reported separately.

Financial liabilities are classified for measurement purposes into one of the following categories:

-

Financial liabilities held for trading (at fair value through profit or loss): this category includes the financial liabilities issued for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not considered to qualify for hedge accounting and financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed (“short positions”).

-

Other financial liabilities at fair value through profit or loss: this category includes all hybrid financial liabilities not held for trading that have to be measured entirely at fair value, including life insurance linked to mutual funds that does not expose the issuer of the contract to a significant insurance risk, when the financial assets to which they are linked are also measured at fair value through profit or loss.

-

Financial liabilities at fair value through equity: financial liabilities associated with available-for-sale financial assets arising as a result of transfers of assets in which the (consolidated entity) transferors neither transfer nor retain substantially all the risks and rewards of ownership of the assets.

-

Financial liabilities at amortized cost: financial liabilities not included in any of the above-mentioned categories which arise from the ordinary deposit-taking activities carried on by financial institutions, irrespective of their instrumentation and maturity.

Back to Index

v.	Classification of financial liabilities for presentation purposes
Financial liabilities are classified by nature into the following items in the consolidated balance sheet:
-	Deposits from credit institutions: deposits of any nature, including credit and money market operations received in the name of credit institutions.
-	Money market operations through counterparties: amount of the money market operations conducted through central counterparties.
-

Customer deposits: includes all repayable balances received in cash by the Group, other than those represented by marketable securities, money market operations through central counterparties, subordinated liabilities and deposits from central banks and credit institutions.

-

Debt securities: includes the amount of bonds and other debt represented by marketable securities, other than subordinated liabilities. This item includes the component considered to be a financial liability of issued securities that are compound financial instruments.

-	Trading derivatives: includes the fair value of the Group’s liability in respect of derivatives which do not form part of hedge accounting.
-	Deposits from central banks: deposits of any nature received from the Bank of Spain or other central banks.
-	Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed.
-	Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt.
-	Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items.
-

Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts charged to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are efficiently hedged against interest rate risk through fair value hedging derivatives.

-	Hedging derivatives: includes the fair value of the Group’s liability in respect of derivatives designated as hedging instruments in hedge accounting.
-

Equity having the substance of a financial liability: amount of the financial instruments issued by the consolidated entities that, although equity for legal purposes, do not meet the requirements for classification as equity.

Back to Index

d)	Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price, and are subsequently measured at each period-end as follows:

i.	Measurement of financial assets

Financial assets are measured at fair value, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those equity instruments as their underlying and are settled by delivery of those instruments.

The “fair value” of a financial instrument on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm’s length transaction acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (“quoted price” or “market price”).

If there is no market price for a given financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques sufficiently used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognized in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as an asset and if the fair value is negative, they are recognized as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recognized with a balancing entry in “Gains/Losses on Financial Assets and Liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure OTC derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models and other methods.

Financial derivatives whose underlyings are equity instruments the fair value of which cannot be reliably measured and which are settled through delivery thereof are measured at cost.

“Loans and Receivables” and “Held-to-Maturity Investments” are measured at amortized cost using the effective interest method. “Amortized cost” is understood to be the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (as reflected in the consolidated income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

The effective interest rate is the discount rate that exactly matches the initial amount of a financial instrument to its estimated cash flows during its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial performance. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the date on which the reference interest rate is to be revised again.

Unquoted equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

Back to Index

ii.	Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under “Financial Liabilities Held for Trading”, “Other Financial Liabilities at Fair Value through Profit or Loss” and “Financial Liabilities at Fair Value through Equity” and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii.	Valuation techniques

Following is a summary of the various valuation techniques used by the Group to measure the financial instruments included in “Financial Assets Held for Trading” and “Other Financial Assets at Fair Value through Profit or Loss” on the asset side of the consolidated balance sheet and in “Financial Liabilities Held for Trading”, “Financial Liabilities at Fair Value through Profit or Loss” and “Financial Liabilities at Fair Value through Equity” on the liability side of the consolidated balance sheet at December 31, 2005:

Market Value Based on:	Assets	Liabilities

Public price quotations in active markets	61.3%	35.2%
Internal valuation models with observable market data	38.5%	64.5%
Internal valuation models with non-market data	0.2%	0.3%

	100.0%	100.0%

iv.	Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items –which are recognized under “Interest and Similar Income” or “Interest Expense and Similar Charges”, as appropriate– and those arising for other reasons, which are recognized at their net amount under “Gains/Losses on Financial Assets and Liabilities”.

Adjustments due to changes in fair value arising from:

-

“Available-for-Sale Financial Assets” are recognized temporarily in equity under “Valuation Adjustments – Available-for-Sale Financial Assets”, unless they relate to exchange differences, in which case they are recognized in “Valuation Adjustments – Exchange Differences (exchange differences arising on monetary financial assets are recognized in “Exchange Differences” in the consolidated income statement).

-

Items charged or credited to “Valuation Adjustments – Available-for-Sale Financial Assets” and “Valuation Adjustments – Exchange Differences” remain in the Group’s consolidated equity until the related assets are derecognized, whereupon they are charged to the consolidated income statement.

-

Unrealized gains on available-for-sale financial assets classified as “Non-Current Assets Held for Sale” because they form part of a disposal group or a discontinued operation are recognized with a balancing entry in “Valuation Adjustments - Non-Current Assets Held For Sale”.

-	“Financial Liabilities at Fair Value through Equity” are recognized with a balancing entry in “Valuation Adjustments – Financial Liabilities at Fair Value through Equity”.

Back to Index

v.	Hedging transactions

The consolidated entities use financial derivatives for the purpose of trading with customers who request these instruments in order to manage their own market and credit risks and for investment purposes; for the purpose of managing the risks of the Group entities’ own positions and assets and liabilities (“hedging derivatives”); or for the purpose of obtaining gains from changes in the prices of these derivatives.

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if it meets all of the following conditions:

1.	The derivative hedges one of the following three types of exposure:
a.

Changes in the fair value of assets and liabilities due to fluctuations in, inter alia, the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);
c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).
2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:
a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).
b.	There is sufficient evidence that the hedge was fully effective during the whole life of the hedged item or position (“retrospective effectiveness”).
3.

There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this hedge was intended to be achieved and measured, provided that this is consistent with the Group’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a.

In fair value hedges, the changes arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

In fair value hedges of interest rate risk on a portfolio of financial instruments, the gains or losses that arise on measuring the hedging instruments are recognized directly in the consolidated income statement, whereas the gains or losses due to changes in the fair value of the hedged amount (attributable to the hedged risk) are recognized in the consolidated income statement with a balancing entry under “Changes in the Fair Value of Hedged Items in Portfolio Hedges of Interest Rate Risk” on the asset or liability side of the balance sheet, as appropriate.

b.

In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Valuation Adjustments - Cash Flow Hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the changes in value of the hedging derivatives is recognized directly in the consolidated income statement.

Back to Index

c.

In hedges of a net investment in a foreign operation, the gains and losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognized temporarily in equity under “Valuation Adjustments - Hedges of Net Investments in Foreign Operations” until the gains or losses on the hedged item are recognized in the consolidated income statement.

d.

The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains/Losses on Financial Assets and Liabilities” in the consolidated income statement.

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as “Other Financial Assets/Liabilities at Fair Value through Profit or Loss” or as “Financial Assets/Liabilities Held for Trading”.

e)	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.

If the Group transfers substantially all the risks and rewards to third parties –unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the repurchase date, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to new holders and other similar cases-, the transferred financial asset is derecognized and any right or obligation retained or created in the transfer is recognized simultaneously.

2.

If the Group retains substantially all the rights and rewards associated with the transferred financial asset –sale of financial assets under an agreement to repurchase them for a fixed price or the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets and other similar cases–, the transferred financial asset is not derecognized and continues to be measured by the same criteria used before the transfer. However:

a.	An associated financial liability is recognized for an amount equal to the consideration received. This liability is subsequently measured at amortized cost.
b.	The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability are recognized in the consolidated income statement.
3.

If the Group neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset –sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset and other similar cases–, the following distinction must be made:

a.	If the transferor does not retain control, the transferred financial asset is derecognized and any right or obligation retained or created in the transfer is recognized.
b.

If the transferor retains control, it continues to recognize the transferred financial asset for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability shall be the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized when the rights on the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred. Similarly, financial liabilities are only derecognized when the obligations they generate have been extinguished or when they are acquired (with the intention either to cancel them or to re-place them).

Back to Index

f)	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e. presented in the consolidated balance sheet at their net amount, only if the subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle them on a net basis or to realize the asset and pay the liability simultaneously.

g)	Impairment of financial assets

i.	Definition

A financial asset is considered to be impaired –and therefore its carrying amount is adjusted to reflect the effect of impairment– when there is objective evidence that events have occurred which:

-	In the case of debt instruments (loans and debt securities), give rise to a negative impact on the future cash flows that were estimated at the transaction date.
-	In the case of equity instruments, mean that their carrying amount cannot be fully recovered.

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes evident, and the reversal of previously recognized impairment losses, if any, is recognized in the consolidated income statement for the year in which the impairment ceases to exist or is reduced.

Balances are deemed to be impaired, and the interest accrual is suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received by the consolidated entities to secure (fully or partially) collection of the related balances. Collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, to reduce the principal amount outstanding.

When the recovery of any recognized impairment is considered unlikely, the amount of the impairment is derecognized, without prejudice to any actions that the consolidated entities may initiate to seek collection of the amount receivable until their contractual rights are extinguished by expiry of the statute-of-limitations period, forgiveness or any other cause.

ii.	Debt instruments measured at amortized cost

The amount of an impairment loss incurred on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows, and is presented as a reduction of the balance of the asset adjusted.

In estimating the future cash flows of debt instruments the following should be taken into account:

-

All the amounts that are expected to be obtained over the residual life of the instrument; including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued interest receivable.

-	The various types of risk to which each instrument is subject, and
-	The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument’s effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).

Specifically as regards impairment losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency:

Back to Index

-	When there is evidence of a deterioration of the obligor’s ability to pay, either because it is in arrears or for other reasons, and/or
-	When country-risk materializes: country-risk is considered to be the risk associated with debtors resident in a given country due to circumstances other than normal commercial risk.

Impairment losses on these assets are assessed as follows:

-

Individually, for all significant debt instruments and for instruments which, although not material, are not susceptible to being classified in homogeneous groups of instruments with similar risk characteristics: instrument type, debtor’s industry and geographical location, type of guarantee or collateral, and age of past-due amounts.

-

Collectively in all other cases. The Group classifies transactions on the basis of the nature of the obligors, the conditions of the countries in which they reside, transaction status and type of collateral or guarantee, and age of past-due amounts. For each risk group, it establishes the minimum impairment losses (“identified losses”) that must be recognized.

In addition to the recognition of identified losses, the Group recognizes an impairment allowance for losses inherent to debt instruments not measured at fair value through profit or loss and to contingent liabilities classified as standard risk taking into account the historical loss experience and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods, that have not yet been allocated to specific transactions.

The inherent impairment losses on risks accounted for by the Spanish entities (and on transactions performed in the name of residents in Spain and accounted for by the foreign consolidated entities) are quantified by application of the parameters established by the Bank of Spain based on its experience and on the information available to it on the Spanish banking industry.

The Group has in place a corporate methodology for the classification of credit risk and the criteria applied by it for the calculation of impairment losses at its foreign subsidiaries are consistent with those used for the Spanish financial institutions.

The impairment losses recognized at any given time are the sum of the losses on specific transactions and the inherent impairment losses.

iii.	Debt or equity instruments classified as available-for-sale

The amount of the impairment losses on these instruments is the positive difference between their acquisition cost (net of any principal repayment or amortization in the case of debt instruments) and their fair value less any impairment loss previously recognized in the consolidated income statement.

When there is objective evidence that the losses arising on measurement of these instruments are due to impairment, they are no longer recognized in equity under “Valuation Adjustments – Available-for-Sale Financial Assets” and are recorded, for the cumulative amount at the date of measurement, in the consolidated income statement. If all or part of the impairment losses are subsequently reversed, the reversed amount is recognized in the consolidated income statement for the year in which the reversal occurred (under “Valuation Adjustments – Available-for-Sale Financial Assets” in the case of equity instruments).

iv.	Equity instruments measured at cost

The impairment loss on equity instruments measured at cost is the difference between the carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.

Back to Index

Impairment losses are recognized in the consolidated income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses can only be reversed subsequently in the case of the sale of the related assets.

h)	Repurchase agreements and reverse repurchase agreements

Purchases (sales) of financial assets under a non-optional resale (repurchase) agreement at a fixed price (“repos”) are recognized in the consolidated balance sheet as financing granted (received) based on the nature of the debtor (creditor) under “Loans and Advances to Credit Institutions” or “Loans and Advances to Customers” (“Deposits from Credit Institutions” or “Customer Deposits”).

Differences between the purchase and sale prices are recognized as interest over the contract term.

i)	Non-current assets held for sale and Liabilities associated with non-current assets held for sale

The item “Non-Current Assets Held for Sale” includes the carrying amount of individual items or disposal groups or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year from the reporting date. Therefore, the carrying amount of these items –which can be of a financial nature or otherwise– will foreseeably be recovered through the proceeds from their disposal. Specifically, property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors’ payment obligations to them are deemed to be non-current assets held for sale, unless the consolidated entities have decided to make continuing use of these assets.

The item “Liabilities Associated with Non-Current Assets” includes obligations arising from disposal groups or discontinued operations.

Non-current assets held for sale are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated as long as they remain in this category.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under “Impairment Losses - Non-Current Assets Held for Sale” in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

j)	Reinsurance assets and Liabilities under insurance contracts

The item “Reinsurance Assets” includes the amounts that the consolidated entities are entitled to receive for reinsurance contracts with third parties and, specifically, the reinsurer’s share of the technical provisions recorded by the consolidated insurance entities.

The item “Liabilities under Insurance Contracts” includes the technical provisions recorded by the consolidated entities to cover claims arising from insurance contracts in force at year-end.

Insurers’ results are recognized under “Insurance Activity Income” in the consolidated income statement.

In accordance with standard accounting practice in the insurance sector, the consolidated insurance entities credit to the income statement the amounts of the premiums written and charge to income the cost of the claims incurred on final settlement thereof. Insurance entities are required to accrue at year-end the unearned revenues credited to their income statements and the accrued costs not charged to income.

Back to Index

At each reporting date the Group assesses whether the insurance liabilities recognized in the consolidated balance sheet are adequately measured. For this purpose, it calculates the difference between the following amounts:

-

Current estimates of future cash flows under the insurance contracts of the consolidated entities. These estimates include all contractual cash flows and any related cash flows, such as claims handling costs; and

-

The value recognized in the consolidated balance sheet for insurance liabilities (Note 15), net of any related deferred acquisition costs or intangible assets, such as the amount paid to acquire, in the event of purchase by the entity, the economic rights held by a broker deriving from policies in the entity’s portfolio.

If the calculation results in a positive amount, this amount is charged to the consolidated income statement.

k)	Tangible assets

“Tangible assets” includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Tangible assets are classified by use as follows:

i.	Tangible assets for own use

Tangible assets for own use –including tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases– are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (net carrying amount higher than recoverable amount).

For this purpose, the acquisition cost of foreclosed assets is the carrying amount of the financial assets settled through foreclosure.

Depreciation is calculated by the straight-line method on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.

The tangible asset depreciation charge is recognized in the consolidated income statement and is calculated basically using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Annual Rate

Buildings for own use	2%
Furniture	7.5% to 10%
Fixtures	6% to 10%
Office and IT equipment	10% to 25%
Remodeling of rented offices	5% to 10%

The consolidated entities assess at the reporting date whether there is any indication that an asset may be impaired (i.e. its carrying amount exceeds its recoverable amount). If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life (if the useful life has to be re-estimated).

Back to Index

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities recognize the reversal of the impairment loss recognized in prior periods and adjust the future depreciation charges accordingly. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

The estimated useful lives of tangible assets for own use are reviewed at least at the end of the reporting period with a view to detecting significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recognized in the consolidated income statement in future years on the basis of the new useful lives.

Upkeep and maintenance expenses relating to tangible assets for own use are recognized as an expense in the period in which they are incurred.

ii.	Investment property

“Investment Property” reflects the net values of the land, buildings and other structures held either to earn rentals or for capital appreciation.

The criteria used to recognize the acquisition cost of investment property, to calculate its depreciation and its estimated useful life and to recognize any impairment losses thereon are consistent with those described in relation to tangible assets for own use.

iii.	Other assets leased out under an operating lease

“Other Assets Leased out under an Operating Lease” reflects the net values of the tangible assets, other than land and buildings, leased out by the Group under an operating lease.

The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to recognize the impairment losses thereon are consistent with those described in relation to tangible assets for own use.

l)	Accounting for leases
i.	Finance leases

Finance leases are leases that transfer to the lessee substantially all the risks and rewards incidental to ownership of the leased asset.

When the consolidated entities act as lessors of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value –which is generally the exercise price of the purchase option of the lessee at the end of the lease term– is recognized as lending to third parties and is therefore included under “Loans and Receivables” in the consolidated balance sheet.

When the consolidated entities act as lessees, they present the cost of the leased assets in the consolidated balance sheet according to the nature of the asset forming the subject-matter of the contract and, simultaneously, recognize a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments to be made to the lessor plus, if appropriate, the exercise price of the purchase option). The depreciation policy for these assets is consistent with that for tangible assets for own use.

In both cases, the finance income and finance expense arising from these contracts is credited or debited, respectively, to “Interest and Similar Income” and “Interest Expense and Similar Charges” in the consolidated income statement so as to achieve a constant rate of return over the life of the lease contracts.

Back to Index

ii.	Operating leases

In operating leases ownership of the leased asset and substantially all the risks and rewards incidental to it remain with the lessor.

When the consolidated entities act as lessors, they present the acquisition cost of the leased assets under “Tangible Assets” (Note 16). The depreciation policy for these assets is consistent with that for similar tangible assets for own use and income from operating leases is recognized on a straight-line basis under “Other Operating Income” in the consolidated income statement.

When the consolidated entities act as lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to “Other General Administrative Expenses” in their consolidated income statements.

m)	Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by the consolidated entities. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

i.	Goodwill

Any excess of the cost of the investments in the consolidated entities and entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:

-

If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognized in their balance sheets of the acquirees.

-	If it is attributable to specific intangible assets, by recognizing it explicitly in the consolidated balance sheet provided that their fair value at the date of acquisition can be measured reliably.
-

The remaining amount is recognized as goodwill, which is allocated to one or more specific cash-generating units (a CGU is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). The cash-generating units represent the Group’s geographical and/or business segments.

Goodwill –which is only recognized when it has been acquired for consideration– represents a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized.

At the end of each reporting period goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and any impairment is written down with a charge to “Impairment Losses – Goodwill” in the consolidated income statement.

An impairment loss recognized for goodwill is not reversed in a subsequent period.

Back to Index

ii.	Other intangible assets

This item includes the amount of identifiable intangible assets (such as purchased customer lists and computer software).

Intangible assets can have an indefinite useful life –when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities– or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized, but rather at the end of each reporting period the consolidated entities review the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.

Intangible assets with finite useful lives are amortized over those useful lives using methods similar to those used to depreciate tangible assets.

The intangible asset amortization charge is recognized under “Depreciation and Amortization – Intangible Assets” in the consolidated income statement.

In both cases the consolidated entities recognize any impairment loss on the carrying amount of these assets with a charge to “Impairment Losses – Other Intangible Assets” in the consolidated income statement. The criteria used to recognize the impairment losses on these assets and, where applicable, the reversal of impairment losses recognized in prior years are similar to those used for tangible assets (Note 2-k).

Internally developed computer software

Internally developed computer software is recognized as an intangible asset if, among other requisites (basically the Group’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Expenditure on research activities is recognized as an expense in the year in which it is incurred and cannot be subsequently capitalized.

n)	Prepayments and accrued income and Accrued expenses and deferred income

These items include all the balances of prepayments and accrued income and of accrued expenses and deferred income, excluding accrued interest.

ñ)	Other assets and Other liabilities

“Other Assets” in the consolidated balance sheet include the amount of assets not recorded in other items, the breakdown being as follows:

-

Inventories: this item includes the amount of assets, other than financial instruments, that are held for sale in the ordinary course of business, that are in the process of production, construction or development for such purpose, or that are to be consumed in the production process or in the provision of services. “Inventories” include land and other property held for sale in the property development business.

Inventories are measured at the lower of cost and net realizable value, which is the estimated selling price of the inventories in the ordinary course of business, less the estimated costs of completion and the estimated costs required to make the sale.

Back to Index

Any write-downs of inventories –such as those due to damage, obsolescence or reduction of selling price– to net realizable value and other impairment losses are recognized as expenses for the year in which the impairment or loss occurs. Subsequent reversals are recognized in the consolidated income statement for the year in which they occur.

The carrying amount of inventories is derecognized and recognized as an expense in the period in which the revenue from their sale is recognized. This expense is included under “Cost of Sales” in the accompanying consolidated income statements (Note 47) when it relates to activities of the non-financial entities that do not form part of the consolidable group of credit institutions or under “Other Operating Expenses” in all other cases.

-

Other: this item includes the amount of the difference between pension plan obligations and the value of the plan assets with a debit balance for the entity, when the net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.

“Other Liabilities” include the payment obligations having the substance of liabilities and not included in any other category.

o)	Provisions and contingent assets and liabilities

The directors of the consolidated entities, in preparing their respective financial statements, made a distinction between:

-

Provisions: credit balances covering present obligations at the balance sheet date arising from past events which could give rise to a loss for the consolidated entities, which is considered to be likely to occur and certain as to its nature but uncertain as to its amount and/or settlement date;

-

Contingent liabilities: possible obligations that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them; and

-

Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the Notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

The Group’s consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. In accordance with IFRS, contingent liabilities must not be recognized in the consolidated financial statements, but must rather be disclosed in the Notes.

Provisions, which are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year, are used to cater for the specific obligations for which they were originally recognized. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.

Provisions are classified according to the obligations covered as follows:

-	Provisions for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including commitments to early retirees and similar obligations.
-	Provisions for taxes: includes the amount of the provisions made to cover tax contingencies.

Back to Index

-

Provisions for contingent liabilities and commitments: includes the amount of the provisions made to cover contingent liabilities –defined as those transactions in which the Group guarantees the obligations of a third party, arising as a result of financial guarantees granted or contracts of another kind– and contingent commitments –defined as irrevocable commitments that may give rise to the recognition of financial assets.

-	Other provisions: includes the amount of other provisions made by the consolidated entities. This item includes, inter alia, provisions for restructuring costs and litigation (Note 25).
p)	Litigation and/or claims in process

In addition to the disclosures made in Note 1, at the end of 2005 certain litigation and claims were in process against the consolidated entities arising from the ordinary course of their operations (Note 25).

q)	Own equity instruments

Own equity instruments are those meeting both of the following conditions:

-

The instruments do not include any contractual obligation for the issuer: (i) to deliver cash or another financial asset to a third party; or (ii) to exchange financial assets or financial liabilities with a third party under conditions that are potentially unfavorable to the issuer.

-

The instruments will or may be settled in the issuer’s own equity instruments and are: (i) a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or (ii) a derivative that will be settled by the issuer through the exchange of a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

Transactions involving own equity instruments, including their issuance and cancellation, are deducted from equity.

Changes in the value of instruments classified as own equity instruments are not recognized in the consolidated financial statements. Consideration received or paid in exchange for such instruments are directly added to or deducted from equity.

r)	Equity-instrument-based employee remuneration

Equity instruments delivered to employees in consideration for their services, if the instruments are delivered once the specific period of service has ended, are recognized as an expense for services (with the corresponding increase in equity) as the services are rendered by employees during the service period. At the grant date the services received (and the related increase in equity) are measured at the fair value of the equity instruments granted.

When the requirements stipulated in the remuneration agreement include external market conditions (such as equity instruments reaching a certain price), the amount ultimately to be recognized in equity will depend on the other conditions being met by the employees, irrespective of whether the market conditions are satisfied. If the conditions of the agreement are met but the external market conditions are not satisfied, the amounts previously recognized in equity are not reversed, even if the employees do not exercise their right to receive the equity instruments.

s)	Recognition of income and expenses

The most significant criteria used by the Group to recognize its income and expenses are summarized as follows:

Back to Index

i.	Interest income, interest expenses and similar items

As a general rule, interest income, interest expenses and similar items are recognized on the basis of their period of accrual using the effective interest method. Dividends received from other companies are recognized as income when the consolidated entities’ right to receive them arises.

However, the recognition of interest accrual in the consolidated income statement is suspended for debt instruments individually classified as impaired and for the instruments for which impairment losses have been assessed collectively because they have payments more than three months past due. This interest is recognized as income, when collected, as a reversal of the related impairment losses.

ii.	Commissions, fees and similar items

Fee and commission income and expenses are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant fee and commission items are as follows:

-	Those relating to financial assets and financial liabilities measured at fair value through profit or loss, which are recognized when paid.
-	Those arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.
-	Those relating to a service provided in a single act, which are recognized when the single act is carried out.
iii.	Non-finance income and expenses

These are recognized for accounting purposes on an accrual basis.

iv.	Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v.	Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recognized in income over the term of the loan. The related direct costs can be deducted from this amount.

t)	Financial guarantees

“Financial guarantees” are defined as contracts whereby an entity undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, insurance and credit derivatives.

Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost, as discussed in section c) above.

Back to Index

The provisions made for these transactions are recognized under “Provisions – Provisions for Contingent Liabilities and Commitments” on the liability side of the consolidated balance sheet (Note 25). These provisions are recognized and reversed with a charge or credit, respectively, to “Provisions (Net)” in the consolidated income statement.

If a provision is required for these financial guarantees, the unearned commissions recognized under “Accrued Expenses and Deferred Income” on the liability side of the consolidated balance sheet are reclassified to the appropriate provision.

u)	Assets under management and mutual and pension funds managed by the Group

Assets owned by third parties managed by the consolidated entities are not presented on the face of the consolidated balance sheet. Management fees are included in “Fee and Commission Income” in the consolidated income statement. The details on third-party assets managed by the Group at December 31, 2005 are disclosed in Note 37.

The mutual funds and pension funds managed by the consolidated entities are not presented on the face of the Group’s consolidated balance sheet since the related assets are owned by third parties. The commissions earned in the year for the services rendered by the Group entities to these funds (asset management and portfolio deposit services) are recognized under “Fee and Commission Income” in the consolidated income statement.

v)	Post-employment benefits

Under the collective labor agreements currently in force, the Spanish banks included in the Group and certain other Spanish and foreign consolidated entities have undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death, the benefits and indemnity payments payable, the contributions to employee welfare systems for early retirees and the post-employment welfare benefits.

The Group’s post-employment obligations to its employees are deemed to be “defined contribution plans” when the Group makes pre-determined contributions (recognized in “Personnel Expenses” in the consolidated income statement) to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as “defined benefit plans” (Note 25).

Defined benefit plans

The Group recognizes under “Provisions – Provisions for Pensions and Similar Obligations” on the liability side of the consolidated balance sheet (or under “Other Assets – Other” on the asset side, as appropriate) the present value of its defined benefit pension obligations, net of the fair value of the plan assets and of the net unrecognized cumulative actuarial gains or losses disclosed in the valuation of these obligations, which are deferred using a corridor approach, and net of the past service cost, which is deferred over time, as explained below.

“Plan assets” are defined as those that will be directly used to settle obligations and that meet the following conditions:

-	They are not owned by the consolidated entities, but by a legally separate third party that is not a party related to the Group.
-

They can only be used to pay or finance post-employment benefits and cannot be returned to the consolidated entities unless the assets remaining in the plan are sufficient to meet all obligations of the plan and of the entity relating to current or former employee benefits, or to reimburse employee benefits already paid by the Group.

Back to Index

If the Group can look to an insurer to pay part or all of the expenditure required to settle a defined benefit obligation, and it is practically certain that said insurer will reimburse some or all of the expenditure required to settle that obligation, but the insurance policy does not qualify as a plan asset, the Group recognizes its right to reimbursement as an asset item in the consolidated balance sheet under “Insurance Contracts Linked to Pensions”, which, in all other respects, is treated as a plan asset.

“Actuarial gains and losses” are deemed to be those arising from differences between previous actuarial assumptions and what has actually occurred in the plan and from changes in the actuarial assumptions used. The Group uses, on a plan-by-plan basis, the corridor method and recognizes in the consolidated income statement the amount resulting from dividing by five the net amount of the cumulative actuarial gains and/or losses not recognized at the beginning of each year which exceeds 10% of the present value of the obligations or 10% of the fair value of the plan assets at the beginning of the year, whichever amount is higher.

The past service cost –which arises from changes to current post-employment benefits or from the introduction of new benefits– is recognized on a straight-line basis in the consolidated income statement over the period from the time the new commitments arise to the date on which the employee has an irrevocable right to receive the new benefits.

Post-employment benefits are recognized in the consolidated income statement as follows:

-	Current service cost –defined as the increase in the present value of the obligations resulting from employee service in the current period–, under “Personnel Expenses”.
-

Interest cost –defined as the increase during the year in the present value of the obligations as a result of the passage of time–, under “Interest Expense and Similar Charges”. When obligations are presented on the liability side of the consolidated balance sheet, net of the plan assets, the cost of the liabilities recognized in the income statement relates exclusively to the obligations recognized as liabilities.

-	The expected return on plan assets and the gains or losses on the value of the plan assets, less any plan administration costs and less any applicable taxes, under “Interest and Similar Income”.
-	The actuarial gains and losses calculated using the corridor approach and the unrecognized past service cost are recognized under “Provisions (Net)” in the consolidated income statement.
w)	Other long-term employee benefits

“Other Long-Term Employee Benefits”, defined as commitments to early retirees –taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree–, long-service bonuses, commitments for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately (Note 25).

x)	Termination benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

y)	Income tax

The expense for Spanish corporation tax and other similar taxes applicable to the foreign consolidated entities is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity, in which case the tax effect is also recognized in equity.

Back to Index

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

“Tax Assets” include the amount of all tax assets, which are broken down into “current” –amounts of tax to be recovered within the next twelve months– and “deferred” –amounts of tax to be recovered in future years, including those arising from unused tax losses or tax credits.

“Tax Liabilities” include the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” –the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months– and “deferred” –the amount of income tax payable in future years.

Deferred tax liabilities are recognized in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Group is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

The deferred tax assets and liabilities recognized are reassessed at year-end in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyzes performed.

Income and expenses recognized directly in equity are accounted for as temporary differences.

z)	Residual maturity periods and average interest rates

The analysis of the maturities of the items composing the balances of certain consolidated balance sheet headings and the average interest rates at 2005 year-end is provided in Note 53.

aa)	Consolidated cash flow statements

The following terms are used in the consolidated cash flow statements with the meanings specified:

-	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.
-	Operating activities: typical banking activities and other activities that are not investing or financing activities.
-	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
-	Financing activities: activities that result in changes in the size and composition of equity and borrowings and are not operating activities.

Back to Index

3. Santander Group
a)	Banco Santander Central Hispano, S.A.

The growth of the Group in the last decade has led the Bank to also act, in practice, as a holding entity of the shares of the various companies in its Group, and its results are becoming progressively less representative of the performance and earnings of the Group. Therefore, each year the Bank determines the amount of the dividends to be distributed to its shareholders on the basis of the consolidated net profit, while maintaining the Group’s traditionally high level of capitalization and taking into account that the transactions of the Bank and of the rest of the Group are managed on a consolidated basis (notwithstanding the allocation to each company of the related net worth effect).

The Exhibits provide relevant data on the consolidated Group companies and on the companies accounted for using the equity method.

b)	International Group structure

At the international level, the various banks and other subsidiaries, jointly controlled entities and associates of the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad.

The purpose of this structure, all of which is controlled by the Bank, is to optimize the international organization from the strategic, economic, financial and tax standpoints, since it makes it possible to define the most appropriate units to be entrusted with acquiring, selling or holding stakes in other international entities, the most appropriate financing method for these transactions and the most appropriate means of remitting the profits obtained by the Group’s various operating units to Spain.

c)	Acquisitions and disposals

The principal equity investments acquired and sold by the Group in 2005 and 2004 and other significant corporate transactions were as follows:

i.	Abbey National plc (Abbey)

On July 25, 2004, the respective Boards of Directors of the Bank and Abbey approved the terms on which the Board of Directors of Abbey recommended to its shareholders the tender offer launched by Banco Santander for all the ordinary share capital of Abbey under a Scheme of Arrangement subject to the UK Companies Act.

After the related Annual General Meetings of Abbey and the Bank were held in October 2004, and the other conditions of the transaction were met, on November 12, 2004 the acquisition was completed through the delivery of one new Banco Santander share for every Abbey ordinary share. The capital increase performed to cater for the purchase amounted to EUR 12,541 million (Note 31), equal to 1,485,893,636 new shares of EUR 0.5 par value and a share premium of EUR 7.94 each.

Its consolidated assets and consolidated equity, calculated in accordance with UK accounting principles, amounted to GBP 170,000 million and GBP 4,300 million, respectively, at December 31, 2004, the date of first-time consolidation of Abbey in the Santander Group. Accordingly, the consolidated balance sheet at that date includes the effect of the acquisition, whereas the consolidated income statement for the year ended December 31, 2004 does not include the results obtained by Abbey from the date of completion of the acquisition, which were not material. The goodwill arising on the acquisition (Note 17) included the adjustments and valuations required for it to be presented in conformity with the accounting policies and measurement bases described in Note 2.

Back to Index

ii.	Interbanco, S.A. (Interbanco)

In September 2005 the Group and the Portuguese company SAG (Soluções Automóvel Globlais) reached an agreement to jointly provide consumer finance and vehicle financing services in Portugal and operate the vehicle “renting” business in Spain and Portugal. Interbanco had assets amounting to EUR 700 million at 2004 year-end.

In January 2006 the Group paid EUR 118 million for a 50.001% interest in the share capital of Interbanco.

Following this acquisition, the Group and SAG will concentrate, in a single company, their consumer finance and vehicle financing services, which will entail the merger of Interbanco and Hispamer Portugal. The Group will own 60% of the share capital of the post-merger company and SAG the remaining 40%. The new company will be the automobile financing market leader in Portugal.

iii.	Elcon Finans AS (Elcon) and Bankia Bank ASA (Bankia)

In September 2004 the Group acquired all the shares of Elcon (a leading Norwegian vehicle financing company) for NOK 3,440 million (EUR 400 million). Subsequently, the Group resolved to sell Elcon’s leasing and factoring businesses for approximately EUR 160 million. The resulting goodwill amounted to EUR 120 million.

In 2005 the Group acquired all the shares of the Norwegian bank Bankia for EUR 54 million. The goodwill arising on this investment amounted to EUR 45 million.

The merger of these two companies in 2005 gave rise to Santander Consumer Bank AS (Note 17).

iv.	Polskie Towarzystwo Finansowe S.A. (PTF)

In February 2004 Santander Consumer Finance, S.A. announced the acquisition of all the shares of the Polish consumer finance company Polskie Towarzystwo Finansowe, S.A., together with the loan portfolio managed by it, for EUR 524 million, of which EUR 460 million relate to the nominal amount of the loan portfolio acquired. The transaction as a whole gave rise to goodwill totaling EUR 59 million (Note 17).

v.	Finconsumo Banca S.p.A (Finconsumo)

In 2003 the Group resolved to acquire the 50% ownership interest in the share capital of Finconsumo that it did not own and acquired 20% for EUR 60 million in that year. In January 2004 it acquired the remaining 30% for EUR 80 million, giving rise to goodwill of EUR 55 million (Note 17).

vi.	Abfin B.V. (Abfin)

In September 2004 the Group acquired the Dutch company Abfin, which engages mainly in vehicle financing, for EUR 22 million. The goodwill arising on this acquisition amounted to EUR 1.6 million.

vii.	Grupo Financiero Santander Serfin, S.A. de C.V. (Grupo Financiero Santander Serfin) and Banco Santander Mexicano, S.A.

In December 2002 the Group reached an agreement with Bank of America Corporation whereby the latter acquired 24.9% of Grupo Financiero Santander Serfin, S.A. for USD 1,600 million (EUR 1,457 million). Under this agreement, Bank of America Corporation will keep its holding for at least three years, and after this period it may, if it deems it appropriate, use several liquidity mechanisms, including the listing of its holding on the stock exchange and the right to sell this holding to the Group, at one time, at its carrying amount at the time of the sale, calculated in accordance with international accounting standards.

Back to Index

After this sale, the Group’s ownership interest in the share capital of Grupo Financiero Santander Serfin, S.A. stood at 73.98%.

In June 2004 Grupo Financiero Santander Serfin, S.A. increased capital by EUR 163.4 million, of which the Group subscribed EUR 122.5 million.

On November 29, 2004, the Annual General Meetings of Banco Santander Mexicano, S.A., Banca Serfin, S.A., Factoring Santander Serfin, S.A. de C.V. and Fonlyser, S.A. de C.V. resolved to merge the three last-mentioned entities into Banco Santander Mexicano, S.A. This merger was effective for accounting purposes from December 31, 2004. In January 2005 the post-merger entity changed its name to Banco Santander Serfin, S.A.

viii.	Compañía Española de Petróleos, S.A. (Cepsa)

In 2003 the Bank launched a tender offer for up to 42,811,991 Cepsa shares, and the offer was accepted for 32,461,948 shares, representing an investment of EUR 909 million (Note 13).

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

The arbitration proceeding to resolve on the merits of the case is currently underway. The decision to be adopted in this proceeding will not be conditioned by the award rendered in the injunctive proceeding described above, which is provisional and does not constitute a preliminary ruling on the merits. The award has not yet been notified. See also Note 58.6.m.

ix.	Unión Fenosa, S.A. (Unión Fenosa)

In 2002 several purchases of shares of Unión Fenosa were made for a total amount of EUR 465 million. In 2004 the Group sold 1% of its holding in Unión Fenosa, leaving an ownership interest of 22.02% at December 31, 2004.

The investment in Unión Fenosa was sold in 2005 at a price of EUR 2,219 million and the gain on this disposal, which amounted to EUR 1,157 million, was recognized in “Other Gains” (Note 52).

x.	Sovereign Bancorp Inc. (Sovereign)

In 2005 the Group reached an agreement with Sovereign, a US entity based in Philadelphia, for the acquisition of a 19.8% stake in the US bank. The Group will subscribe to a USD 1,950 million capital increase at Sovereign and will purchase treasury shares from it amounting to approximately USD 450 million, in both cases at USD 27 per share. Sovereign will use the proceeds thus obtained, together with the proceeds from the sale to the Group of an issue of preferred shares and Tier I instruments, to acquire Independence Community Bank Corp. (ICBC), a regional bank based in New York.

Back to Index

Following these two transactions, the Group will have invested approximately USD 2,400 million in the acquisition of 19.8% of the new Sovereign. The goodwill arising on the acquisition will amount to approximately USD 660 million.

After the acquisition of ICBC has been completed, Sovereign will rank eighteenth in the US in terms of asset volume and deposits, which will stand at USD 78,067 million and USD 48,000 million, respectively. It will also achieve a significant presence in the North East of the US, with 788 branches in New York, New Jersey, New England and Pennsylvania and 10,200 employees.

Having an ownership interest in Sovereign will enable Banco Santander to further enhance its investment diversification strategy both from a geographical and a currency standpoint.

Banco Santander will account for the investment in the US entity using the equity method. This investment will have a positive impact on the Bank’s earnings per share from the first year.

Under the agreement between Santander and Sovereign, after the capital increase and the purchase of treasury shares, Banco Santander will be entitled to acquire Sovereign shares in order to raise its ownership interest to 24.9%; however, it will only be able to exercise the voting rights relating to a 19.99% stake. Within five years from the initial acquisition, Banco Santander will not increase its holding in Sovereign above 24.9%, unless it acquires all the shares of this company. This increase is governed by various rules which apply to each of the phases of the five-year period. Once the five years have elapsed, or at an earlier date if the Board of Directors of Sovereign rejects an offer by Banco Santander to acquire all the shares of this company (and this offer meets certain requirements), Banco Santander may opt to sell its stake, to maintain its investment or to increase it to 100% of the share capital of Sovereign.

See also Note 58.6.m.

xi.	Island Finance

The Group and Wells Fargo & Company have reached an agreement for the acquisition from the latter of the assets and operations of Island Finance in Puerto Rico. At December 31, 2005, the loans and receivables of Island Finance amounted to approximately USD 627 million.

The deal provides for the acquisition by the Group of all the operations of Island Finance (except for its debt and other liabilities), for which the Group will pay a premium of USD 137 million.

The deal is expected to be completed in the first few months of 2006, subject to the related regulatory authorizations and the absence of any material adverse changes in the business or the assets of Island Finance.

Island Finance provides consumer and mortgage lending to approximately 205,000 customers through its 70 branch offices in Puerto Rico, as well as installment sales through retail businesses. Island Finance belongs to Wells Fargo Financial, the consumer finance subsidiary of Wells Fargo & Company.

*    *  *  *  *

The cost, total assets and gross income of the other consolidated companies acquired and disposed of in 2005 and 2004 were not material with respect to the related consolidated totals.

d)	Off-shore entities

At December 31, 2005, the Group had ownership interests in the share capital of 25 subsidiaries resident in tax havens, excluding Abbey subsidiaries, which are dealt with at the end of this Note.

The individual results of these subsidiaries, calculated in accordance with local accounting principles, are shown in the Exhibits to these consolidated financial statements together with other data thereon.

Back to Index

It should be noted that the individual results include transactions performed with other Group companies, such as dividend collection, recognition and reversal of provisions and corporate restructuring results which, in accordance with accounting standards, are eliminated on consolidation in order to avoid the duplication of profit or the recognition of intra-Group results. Individual results also include the profit attributable to the holders of preferred shares. Therefore, they are not representative of the Group’s operations in these countries or of the results contributed to the Santander Group.

These banks and companies, whose activities are detailed below, contributed EUR 348 million to the Group’s consolidated profit.

These Group subsidiaries operate mainly in the Bahamas and have a total of 125 employees.

The business activities of these subsidiaries are classified into four categories, namely:

i.	Operating subsidiaries engaging in banking or financial activities

The subsidiaries engaging in banking or financial activities at 2005 year-end were as follows:

-

Santander Bank and Trust, Ltd., a bank resident in the Bahamas which engages mainly in international private banking for foreign customers. It also handles investments in bonds and equities and financing transactions.

-

Banco Santander Bahamas International, Ltd., an entity resident in the Bahamas engaging mainly in equities trading and financing transactions. Its profit was due mainly to the sound market performance during the year.

-

Santander Investment Limited, a company resident in the Bahamas which is managed from the New York branch. It performs brokerage and investment activities in the US market, mainly in Latin American fixed-income securities.

-	Santander Trade Services, Ltd. (Hong Kong), an intermediary in export documentary credits.
-	Banco Santander (Panamá), S.A., which is progressively reducing its banking activity.
-	Banco Caracas, N.V. (Dutch Antilles). This subsidiary, which engages in banking activities, is currently in the process of being sold.
ii.	Inactive or mere asset holding subsidiaries

At 2005 year-end, the following companies were inactive, mere asset holding companies or in liquidation:

-	Santander Merchant Bank, Ltd. (Bahamas), which made divestments during the year to remain inactive.
-	Santander Investment Bank, Ltd. (Bahamas). Divestments were made during the year to discontinue its banking activity.
-	Pan American Bank, Ltd., a Bahamas-resident bank which is inactive.
-	Serfin International Bank and Trust, Ltd. (Cayman Islands), which was virtually inactive in 2005.
-	Larix Limited, an Isle of Man-resident property and marketable securities holding company.
-	Serfin VII, Ltd., a company which has been dissolved and is pending liquidation.

Back to Index

iii.	Holding companies

The two holding companies (Holbah, Ltd. and Holbah II, Ltd.), which are resident in the Bahamas, are mainly holders of investments in other Group companies abroad.

These companies do not perform any kind of business activity other than equity investment management. Their assets consist mainly of permanent equity investments, cash and accounts receivable from other Group companies. They are funded through their own funds and Group loans. Therefore, a significant portion of their profits arise from transactions with other Group companies which are eliminated on consolidation.

iv.	Issuing companies

The Group has 11 issuing companies located in the following jurisdictions:

1.	Issuers of preferred securities:
-	Banesto Holdings, Ltd. (Guernsey)
-	Totta & Açores Financing, Limited (Cayman Islands)
-	Pinto Totta International Finance, Limited (Cayman Islands)
-	BCH Capital, Ltd. (Cayman Islands)
-	BCH Eurocapital, Ltd. (Cayman Islands)
-	BSCH Finance, Ltd. (Cayman Islands)

The last three companies are in liquidation.

2.	Issuers of debt:
-	Banesto Finance, Ltd. (Cayman Islands)
-	Banesto Issuances, Ltd. (Cayman Islands)
-	Santander Central Hispano Financial Services, Ltd. (Cayman Islands)
-	Santander Central Hispano International Ltd. (Cayman Islands)
-	Santander Central Hispano Issuances, Ltd. (Cayman Islands)

The preferred securities and subordinated debt issues launched by the aforementioned issuers were authorized by the Bank of Spain or the Bank of Portugal as computable for eligible capital calculation purposes.

These companies will be liquidated as the issues outstanding are redeemed, in accordance with the plan established by the Group.

Back to Index

The results contributed to the Group in 2005 by the main subsidiaries are detailed below:

Unit	Location	Millions of Euros

Santander Bank & Trust, Ltd.	Bahamas	109.09
Banco Santander Bahamas International, Ltd.	Bahamas	178.97
Santander Investment Limited	Bahamas	(12.95)
Santander Trade Services, Ltd.	Hong Kong	2.86
Banco Santander (Panamá), S.A.	Panama	2.85
Banco Caracas, N.V.	Dutch Antilles	4.68
Santander Merchant Bank, Ltd.	Bahamas	7.57
Santander Investment Bank, Ltd.	Bahamas	49.64
Holbah, Ltd.	Bahamas	20.26
Holbah II, Ltd.	Bahamas	(15.07)

Total		347.90

Additionally, the Santander Group, excluding Abbey subsidiaries, has eight branches located as follows: five in the Cayman Islands, two in the Bahamas and one in the Dutch Antilles. All of them report to, and consolidate their balance sheets and income statements with, their respective parents, which are resident mainly in Latin America.

Also, the Abbey Group had 26 subsidiaries resident in tax havens and had liquidated or sold 7 subsidiaries of this kind during the year as part of the corporate reduction plan that will be implemented over the coming years.

These companies contributed an aggregate amount of EUR 66 million to the Group’s consolidated profit. The individual results of these entities are shown in Exhibits to the consolidated financial statements. As mentioned earlier, local results reflect transactions and profits which are eliminated on consolidation and, therefore, they are not representative of Abbey’s operations in those countries.

These Abbey subsidiaries operate mainly in Jersey and the Isle of Man and have a total of 365 employees.

Their grouping by line of business is as follows:

-

Insurance, carried on by four subsidiaries: Baker Street Risk and Insurance (Guernsey) Limited, Carfax Insurance Limited (Guernsey), Scottish Provident International Life Assurance Limited (Isle of Man) and James Hay Insurance Company Limited (Jersey).

-	Issuance, carried on by three subsidiaries in Jersey: Abbey National Financial Investments No.2 Limited, Abbey National GP (Jersey) Limited and AN Structured Issues Limited.
-	Banking, performed by two subsidiaries: Abbey National Treasury International (IOM) Limited (Isle of Man) and Abbey National International Limited (Jersey).
-	Private banking, carried on by three subsidiaries: Cater Allen Trust Company (Jersey) Limited, Sandywick Limited (both in Jersey) and Cater Allen Trust Company (International) Limited (Liberia).
-	Finance, carried on by two entities in Jersey: the Inscape Investment Fund (Jersey) Limited and Abbey National Jersey International Limited.
-

Four subsidiary holding companies, three of which are located in Jersey –Whitewick Limited, Abbey National Offshore Holdings Limited, and Abbey National Financial and Investment Services (Jersey) Limited– and one of which is located in Gibraltar Abbey National (Gibraltar) Limited.

Back to Index

-

Services, mainly administrative and marketing services related to the insurance business, provided mostly to Abbey companies. These services are performed by eight subsidiaries: Abbey National Financial and Investment Services (Far East) Limited (in Hong Kong), Abbey National Financial and Investment Services (Hong Kong) Limited, Abbey National Financial and Investment Services Isle of Man Limited, Tyndall Nominees (Isle of Man) Limited, Cater Allen Nominees (Jersey) Limited, Cater Allen Registrars Limited (in Jersey), Abbey National Secretariat Services (Jersey) Limited, and Brettwood Limited (in Jersey).

Additionally, Abbey controls two issuing companies (in the Cayman Islands) and has five branches: two in Hong Kong, two in the Isle of Man and one in the Cayman Islands, which report to, and consolidate their balance sheets and income statements with, their respective parents.

*    *  *

The Group has established the proper procedures and controls (risk management, supervision, verification and review plans and periodic reports) to prevent reputational and legal risk arising at these entities. Also, the Group has continued to implement its policy, as in recent years, to reduce the number of off-shore units. The off-shore units’ financial statements are audited by member firms of the Deloitte worldwide organization.

4. Distribution of the Bank’s profit and Earnings per share
a)	Distribution of the Parent Bank’s profit

The distribution of the Parent Bank’s net profit for 2005 that the Board of Directors will propose for approval by the shareholders at the Annual General Meeting is as follows (See also Note 58.6.m):

Thousands of Euros

Interim dividends:	2,604,915
Of which:
Distributed at December 31, 2005 (*)	1,162,799
Third interim dividend (*) (Note 24)	581,400
Fourth interim dividend	860,716
Voluntary reserves	94

Net profit for the year	2,605,009

(*)	Recognized under “Own Funds – Dividends and Remuneration”.

Back to Index

The provisional accounting statements prepared by the Bank pursuant to legal requirements evidencing the existence of sufficient funds for the distribution of the interim dividends were as follows:

	Millions of Euros

	06-30-05 First	09-30-05 Second	11-30-05 Third	12-31-05 Fourth

Profit after tax	758	1,648	2,130	2,605
Dividends paid	—	(581)	(1,162)	(1,744)

	758	1,067	968	861

Interim dividends	581	581	581	861

Accumulated interim dividends	581	1,162	1,744	2,605

Gross dividend per share (euros)	0.09296	0.09296	0.09296	0.13762

Date of payment	08-01-05	11-01-05	02-01-06	05-01-06

b)	Earnings per share
i.	Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributed to the Group by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.

Accordingly:

	2005	2004

Net profit attributable to the Group for the year (thousands of euros)	6,220,104	3,605,870
Weighted average number of shares outstanding	6,240,611,051	4,950,497,709

Basic earnings per share (euros)	0.9967	0.7284

ii.	Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to ordinary shareholders and the weighted average number of shares outstanding, net of treasury shares, are adjusted to take into account all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

As in 2004, at December 31, 2005, the Group had no issues outstanding of debt instruments convertible into Bank shares or conferring privileges or rights which might, due to any contingency, make them convertible into shares. The Bank’s share option plans outstanding at December 31, 2005 have a dilutive effect on the earnings per share equal to an increase of 23,325,614 shares.

Back to Index

Accordingly, diluted earnings per share were determined as follows:

	Thousands of Euros

	2005	2004

Net profit attributable to the Group for the year	6,220,104	3,605,870
Dilutive effect of changes in profit for the year arising from potential conversion of ordinary shares	—	—

	6,220,104	3,605,870

Weighted average number of shares outstanding	6,240,611,051	4,950,497,709
Dilutive effect of:
Assumed conversion of convertible debt	—	—
Options	23,325,614	8,602,181

Adjusted average number of shares for the calculation	6,263,936,665	4,959,099,890

Diluted earnings per share (euros)	0.9930	0.7271

5. Remuneration and other benefits paid to the Bank’s directors and senior managers
a)	Remuneration of directors
i.	Bylaw-stipulated emoluments

Article 38 of the Bank’s bylaws provides that the share in the Bank’s profit for each year to be received by the members of the Board of Directors for discharging their duties as such will be up to 5% of the Bank’s net profit for the year.

The Board of Directors, making use of the powers conferred on it, set the related amount at 0.152% of the Bank’s net profit for 2005 (2004: 0.169%).

The Board of Directors, also under the powers conferred on it, resolved to allocate this amount as follows (assigning the respective proportional amounts to any directors who did not sit on the Board for the whole year): each Board member received a gross emolument of EUR 89.5 thousand (2004: EUR 71.4 thousand) and, additionally, each member of the following Board Committees received the following gross emoluments: Executive Committee, EUR 179.5 thousand (2004: 155.1 thousand); Audit and Compliance Committee, EUR 50 thousand (2004: 35.7 thousand); Appointments and Remuneration Committee, EUR 30 thousand (2004: no amount allocated). Also, the First Deputy Chairman and the Fourth Deputy Chairman received a gross amount of EUR 36 thousand each (2004: no amount allocated).

Furthermore, in 2005 the directors received the following gross fees, set by the Board on December 20, 2004, for attending Board and Committee meetings (excluding Executive Committee meetings):

-	Board meetings: EUR 2,310 for resident directors and EUR 1,870 for non-resident directors.
-	Committee meetings: EUR 1,155 for resident directors and EUR 935 for non-resident directors.
ii.	Salaries

The detail of the salaries received by the Bank’s executive directors, who at December 31, 2005 and 2004 were Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea and Mr. Francisco Luzón López, is as follows:

Back to Index

	Thousands of Euros

	2005	2004

Total salaries	18,494	16,179
Of which: variable remuneration	11,412	9,395

iii.	Detail by director

The detail, by director, of the remuneration earned by the Bank’s directors in 2005 is as follows:

Back to Index

	Thousands of Euros

	2005											2004

	Bylaw-Stipulated Emoluments				Attendance Fees		Salary of Executive Directors

Directors	Board	Executive Committee	Audit and Compliance Committee	Appoint- ments and Remunera- tion Committee	Board	Other Fees	Fixed	Variable (a)	Total	Other Remuneration	Total	Total

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	90	180	—	—	18	5	1,047	1,694	2,741	1	3,035	2,749
Mr. Fernando de Asúa Álvarez	126	180	50	30	16	117	—	—	—	—	519	407
Mr. Alfredo Sáenz Abad	90	180	—	—	18	5	2,639	3,876	6,515	353	7,161	6,252
Mr. Matías Rodríguez Inciarte	90	180	—	—	18	106	1,333	2,097	3,430	146	3,970	3,545
Mr. Manuel Soto Serrano	126	—	50	30	18	22	—	—	—	—	246	150
Assicurazioni Generali, Spa.	104	—	—	—	6	—	—	—	—	—	110	76
Mr. Antonio Basagoiti García-Tuñón	90	180	—	—	18	105	—	—	—	21	414	279
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	90	180	—	—	18	2	1,000	1,438	2,438	5	2,733	2,252
Mr. Francisco Javier Botín-Sanz de Sautuola y O’Shea	90	—	—	—	16	—	—	—	—	—	106	42
Lord Terence Burns (***)	90	—	—	—	15	—	—	—	—	—	105	4
Mr. Guillermo de la Dehesa Romero	90	180	—	30	18	8	—	—	—	—	326	258
Mr. Rodrigo Echenique Gordillo	90	180	29	30	18	80	—	—	—	902	1,329	1,113
Mr. Antonio Escámez Torres	90	180	—	—	18	116	—	—	—	933	1,337	1,088
Mr. Francisco Luzón López	90	180	—	—	18	2	1,063	2,307	3,370	343	4,003	3,538
Mr. Luís Ángel Rojo Duque (****)	49	—	27	16	12	9	—	—	—	—	113	—
Mr. Abel Matutes Juan	90	—	50	—	18	14	—	—	—	—	172	144
Mutua Madrileña Automovilista	104	—	—	—	18	—	—	—	—	—	122	62
Mr. Luís Alberto Salazar-Simpson Bos	90	—	50	—	18	15	—	—	—	—	173	143
Mr. Emilio Botín-Sanz de Sautuola y O’Shea (**)	81	—	—	—	16	1	—	—	—	—	98	94
Mr. Elías Masaveu Alonso del Campo (**)	35	—	—	12	—	—	—	—	—	—	47	81
Mr. Jaime Botín-Sanz de Sautuola y García de los Ríos (*)	—	—	—	—	—	—	—	—	—	—	—	48
Mr. Juan Abelló Gallo (*)	—	—	—	—	—	—	—	—	—	—	—	121
Mr. José Manuel Arburúa Aspiunza (*)	—	—	—	—	—	—	—	—	—	—	—	120
Sir George Ross Mathewson (*)	—	—	—	—	—	—	—	—	—	—	—	69
Mr. Antonio de Sommer Champalimaud (*)	—	—	—	—	—	—	—	—	—	—	—	25

Total 2005	1,795	1,800	256	148	315	607	7,082	11,412	18,494	2,704	26,119	—

Total 2004	1,435	1,463	214	—	387	697	6,784	9,395	16,179	2,285	—	22,660

(*)	Directors who, having discharged Board duties as such for some months in 2004, ceased to discharge them prior to December 31, 2004.
(**)	Directors who, having discharged Board duties as such for some months in 2005, ceased to discharge them prior to December 31, 2005.
(***)	Appointed as member of the Bank’s Board of Directors on December 20, 2004 and subsequently ratified by the shareholders at the Annual General Meeting on June 18, 2005.
(****)	Appointed as member of the Bank’s Board of Directors on April 25, 2005 and subsequently ratified by the shareholders at the Annual General Meeting on June 18, 2005.
(a)	Accrued in 2005.

Back to Index

iv.	Other remuneration

The amounts recorded under “Other Remuneration” in the foregoing table include, inter alia, the life and medical insurance costs borne by the Group. They also include the remuneration paid to Mr. Antonio Escámez Torres and Mr. Rodrigo Echenique Gordillo under contracts for the provision of services other than the supervisory and decision-making functions discharged by them in their capacity as Board members.

Also, subsequent to 2005 year-end, Mr. Antonio Basagoiti García-Tuñón received EUR 3 million for his performance during the time he sat on the Board of Unión Fenosa at the Bank’s proposal; this remuneration, proposed by the Appointments and Remuneration Committee, was approved by the Bank’s Board of Directors on February 6, 2006.

b)	Remuneration of the Board members as representatives of the Bank

By resolution of the Executive Committee, all the remuneration received by the Bank’s directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake (at the expense of those companies) and which relates to appointments made after March 18, 2002, will accrue to the Group. The remuneration received in 2005 in respect of representation duties of this kind, relating to appointments agreed upon before March 18, 2002, was as follows:

	Company	Thousands of Euros

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	Shinsei Bank, Ltd.	58.7
Mr. Fernando de Asúa Álvarez	Cepsa	89.9
Mr. Antonio Escámez Torres	Attijariwafa	5.1

		153.7

In 2005 Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos also received options to acquire 25,000 shares of Shinsei Bank, Ltd. (Shinsei) at a price of JPY 601 each. Considering the market price of Shinsei at December 30, 2005 (JPY 682) and the Japanese yen/euro exchange rate at that date (JPY 139.48/EUR 1), the value of the attributed options is EUR 14,518.21.

Additionally, other directors of the Bank earned a total of EUR 739 thousand in 2005 as members of the Boards of Directors of Group companies (2004: EUR 84 thousand), the detail being as follows: Lord Burns (Abbey), EUR 685 thousand; Mr. Rodrigo Echenique (Banco Banif, S.A.), EUR 30 thousand; and Mr. Matías Rodríguez Inciarte (U.C.I., S.A.), EUR 24 thousand.

c)	Post-employment and other long-term benefits

The total balance of supplementary pension obligations assumed by the Group over the years for its current and retired employees, which amounted to EUR 22,461 million (covered mostly by in-house provisions) at December 31, 2005, includes the obligations to those who have been directors of the Bank during the year and who discharge (or have discharged) executive functions. The total pension obligations for these directors, together with the total sum insured under life insurance policies and other items, amounted to EUR 182 million at December 31, 2005 (December 31, 2004: EUR 178 million).

Back to Index

The following table provides information on: (i) the obligations undertaken and covered by the Group relating to pension commitments; and (ii) other insurance, in both cases in respect of the Bank’s executive directors:

	Thousands of Euros

	2005		2004

	Accrued Pension Obligations	Other Insurance	Accrued Pension Obligations	Other Insurance

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	11,785	—	10,700	—
Mr. Alfredo Sáenz Abad	45,444	7,917	46,061	7,724
Mr. Matías Rodríguez Inciarte	28,953	3,997	27,752	3,900
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	12,232	1,373	9,742	1,258
Mr. Francisco Luzón López	39,188	6,380	35,703	6,224

	137,602	19,667	129,958	19,106

The amounts in the “Accrued Pension Obligations” column in the foregoing table relate to the present actuarial value of the accrued future annual payments to be made by the Group which the beneficiaries are not entitled to receive in a single payment. These amounts were obtained from actuarial calculations and cover the commitments to pay the directors’ respective pension supplements, which were calculated as follows:

-	In the case of Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, 100% of the fixed annual salary received by him at the date of effective retirement.
-

In all other cases, 100% of the sum of the fixed annual salary received at the date of effective retirement plus 30% of the arithmetical mean of the last three variable salary payments received. In addition, in the case of Mr. Francisco Luzón López, to the amount thus calculated will be added the amounts received by him in the year before retirement or early retirement in his capacity as a member of the Board of Directors of the Bank or of other consolidable Group companies.

Pension charges recognized and reversed in 2005 amounted to EUR 4,414 thousand and EUR 4,449 thousand.

Additionally, other directors have life insurance policies the cost of which is borne by the Group, the related insured sum being EUR 3 million at December 31, 2005 (2004: EUR 3 million).

Back to Index

d)	Share option plans granted to Board members

The detail of the Bank’s share options granted to directors is as follows:

	Options at January 1, 2004	Exercise Price (Euros)	Options Granted		Exercised Options	Options at January 1, 2005	Options Granted	Exercised Options			Options at December, 31 2005	Exercise Price (Euros)	Date of Commence- ment of Exercise Period	Date of Expiry of Exercise Period

			Number	Exercise Price	Number		Number	Number	Exercise Price (Euros)	Market Price Applied (Euros)

Managers Plan 2000:
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	150,000	10.545	—	—	—	150,000	—	(150,000)	10.545	11.12	—	—	12-30-03	12-29-05
Mr. Alfredo Sáenz Abad	100,000	10.545	—	—	—	100,000	—	(100,000)	10.545	11.14	—	—	12-30-03	12-29-05
Mr. Matías Rodríguez Inciarte	125,000	10.545	—	—	—	125,000	—	(125,000)	10.545	11.14	—	—	12-30-03	12-29-05
Mr. Antonio Escámez Torres	100,000	10.545	—	—	—	100,000	—	(100,000)	10.545	11.07	—	—	12-30-03	12-29-05
Mr. Francisco Luzón López	100,000	10.545	—	—	—	100,000	—	(100,000)	10.545	11.14	—	—	12-30-03	12-29-05

	575,000	10.545	—	—	—	575,000	—	(575,000)	10.545	11.12	—	—

Long-Term Incentive Plan (I06) (Note 49):
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—	541,400	9.07	—	541,400	—	—	—	—	541,400	9.07	01-15-08	01-15-09
Mr. Alfredo Sáenz Abad	—	—	1,209,100	9.07	—	1,209,100	—	—	—	—	1,209,100	9.07	01-15-08	01-15-09
Mr. Matías Rodríguez Inciarte	—	—	665,200	9.07	—	665,200	—	—	—	—	665,200	9.07	01-15-08	01-15-09
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	—	—	293,692	9.07	—	293,692	—	—	—	—	293,692	9.07	01-15-08	01-15-09
Mr. Francisco Luzón López	—	—	639,400	9.07	—	639,400	—	—	—	—	639,400	9.07	01-15-08	01-15-09

	—	—	3,348,792	9.07	—	3,348,792	—	—	—	—	3,348,792	9.07

(*)	Approved by Banesto’s shareholders at its Annual General Meeting on February 28, 2006.

Back to Index

e)	Loans

At December 31, 2005, the Group’s direct risk exposure to the Bank’s directors listed in Note 5 a-iii amounted to EUR 1.6 million (December 31, 2004: EUR 10.8 million) of loans and credits and EUR 0.06 million (December 31, 2004: EUR 0.2 million) of guarantees provided. The detail, by director, is as follows:

	Thousands of Euros

	Loans and Credits	Guarantees	Total

Mr. Fernando de Asúa Álvarez	4	—	4
Mr. Alfredo Sáenz Abad	16	—	16
Mr. Matías Rodríguez Inciarte	8	10	18
Mr. Manuel Soto Serrano	3	—	3
Mr. Antonio Basagoiti García-Tuñón	145	1	146
Mr. Francisco Javier Botín-Sanz de Sautuola y O’Shea	60	—	60
Mr. Rodrigo Echenique Gordillo	5	—	5
Mr. Antonio Escámez Torres	295	—	295
Mr. Francisco Luzón López	1,026	—	1,026
Mutua Madrileña Automovilista	5	47	52
Mr. Emilio Botín-Sanz de Sautuola y O’Shea	2	—	2

	1,569	58	1,627

All these loans were arranged on an arm’s-length basis, except for those granted to Mr. Antonio Escámez Torres and Mr. Francisco Luzón López, to whom employee conditions were applied; accordingly, they were allocated the related remuneration in kind (EUR 4 thousand and EUR 19 thousand, respectively).

f)	Senior managers

Following is a detail of the remuneration paid to the Bank’s General Managers (*) in 2005 and 2004:

		Thousands of Euros

	Number of Managers	Salary			Other Remunera- tion

Year		Fixed	Variable	Total		Total

2004	23	15,156	24,399	39,555	1,727	41,282
2005	24	16,450	27,010	43,460	2,708	46,168
(*)	Excluding executive directors’ remuneration, which is detailed above.

The actuarial liability recognized in respect of post-employment benefits earned by the Bank’s senior managers totaled EUR 150 million at December 31, 2005. The charge to the consolidated income statement in this connection amounted to EUR 24 million in 2005.

The 912,000 share options granted to the Bank’s General Managers (excluding executive directors) under the Managers Plan 2000 (Note 49), the exercise price of which was EUR 10.545 per share, were exercised in 2005 at an average market price of EUR 11.06 per share. Also, the Bank’s General Managers (excluding executive directors) held 7,794,800 options on the Bank’s shares under Plan I06 (Note 49).

In addition, the remuneration in kind paid to the Bank’s General Managers (excluding executive directors) in 2005, mainly in respect of life insurance, totaled EUR 777 thousand.

Back to Index

g)	Post-employment benefits to former directors and senior managers

The post-employment benefits paid in 2005 to former directors and general managers amounted to EUR 7.3 million and EUR 6.3 million, respectively.

The expense recognized in the consolidated income statement for 2005 in connection with pension and similar obligations assumed by the Group to former directors of the Bank and former senior managers amounted to EUR 2,447 thousand and EUR 9,585 thousand, respectively.

Furthermore, the item “Provisions – Provisions for Pensions and Similar Obligations” in the consolidated balance sheet at December 31, 2005 included EUR 91,537 thousand and EUR 110,266 thousand in respect of the post-employment benefit obligations to former directors of the Bank and senior managers, respectively.

h)	Termination benefits

The Bank’s directors have indefinite-term employment contracts. However, executive directors whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. If the contracts are terminated for reasons attributable to the Bank or due to objective circumstances (such as those affecting the executive directors’ functional and organic statute), the directors will be entitled, at the date of termination of their employment relationships with the Bank, to the following:

-

In the cases of Mr. Matías Rodríguez Inciarte and Mr. Francisco Luzón López, to acquire the status of early retirees and to accrue pension supplements. At December 31, 2005, these pension supplements would have amounted to EUR 1,801 thousand for Mr. Matías Rodríguez Inciarte and EUR 1,938 thousand for Mr. Francisco Luzón López.

-

In the case of Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, to receive a termination benefit amounting to up to five years’ annual fixed salary payments, as established in the related contract, based on the date on which the contract is terminated. At December 31, 2005, this benefit would have amounted to EUR 4 million. Receipt of this termination benefit is incompatible with that of a pension supplement.

-

In the case of Mr. Alfredo Sáenz Abad, to acquire the status of early retiree or, alternatively, to receive a termination benefit equal to 40% of his annual fixed salary multiplied by the number of years of service at the Bank, up to a maximum of ten times his annual fixed salary. At December 31, 2005, the amount relating to the first option would have been EUR 3,421 thousand and that relating to the second option would have been EUR 26.4 million. The two alternatives are mutually exclusive and, therefore, if Mr. Alfredo Sáenz Abad opted to receive the termination benefit, he would not receive any pension supplement.

Additionally, other members of the Group’s senior management have contracts which entitle them to receive benefits in the event of termination for reasons other than voluntary redundancy, retirement, disability or serious breach of duties. These benefits are recognized as a provision for pensions and similar obligations and as a personnel expense only when the employment relationship between the Bank and its directors is terminated before the normal retirement date.

i)	Detail of the directors’ investments in companies with similar business activities and performance by directors, as independent professionals or as employees, of similar activities

In accordance with the requirements of Article 127 ter.4 of the Spanish Corporations Law, in order to enhance the transparency of listed companies, following is a detail of the directors’ investments in the share capital of entities engaging in banking, financing or lending; and of the management or governing functions, if any, that the directors discharge thereat:

Back to Index

Director	Corporate Name	Number of Shares	Functions

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	Bankinter, S.A. Shinsei Bank, Limited Bank of America Corporation Santander Investment, S.A.	847,777 — 280 —	— Director (1) — Chairman (1)
Mr. Fernando de Asúa Álvarez	Société Générale BNP Paribas Unibanco Lloyds TSB Sumitomo Mitsubishi Bradesco Deutsche Bank AG Bankinter, S.A. ING Merrill Lynch	330 2,007 650 6,000 10 2,000 1,600 2,500 1,500 625	— — — — — — — — — —
Mr. Alfredo Sáenz Abad	Banco Bilbao Vizcaya Argentaria, S.A. HSBC Holdings Lloyds TSB San Paolo IMI, S.p.A. Banco Banif, S.A. Santander Investment, S.A.	25,000 8,298 218 — — —	— — — Director (1) Chairman (1) Deputy Chairman (1)
Mr. Matías Rodríguez Inciarte	Banesto Banco Santander Totta	18,700 —	Director (1) Deputy Chairman (1)
Mr. Manuel Soto Serrano	Banesto San Paolo IMI, S.p.A. The Royal Bank of Scotland Group plc	41,667 45,500 38,300	— — —

Back to Index

Director	Corporate Name	Number of Shares	Functions

Assicurazioni Generali S.p.A (2)

BSI SA
Commerzbank AG
Banca Nazionale del Lavoro S.p.A.
Banca Intesa S.p.A.
San Paolo IMI, S.p.A.
Mediobanca-Banca di Credito Finanziario S.p.A.
Bank Leumi le-Israel B.M.
Banca Monte dei Paschi di Siena S.p.A.
UniCredito Italiano S.p.A.
Société Générale
Banco Bilbao Vizcaya Argentaria, S.A.
Banesto

		2,900,000 56,770,386 261,889,244 451,105,451 37,640,141 15,559,446 19,711,333 20,622,692 42,685,005 1,363,350 9,296,950 750,000	— — — — — — — — — — —
	ABN Amro Holding NV Fortis SA NV BNP Paribas Dexia SA Deutsche Bank AG Bank of Ireland Allied Irish Bank plc	10,452,554 5,921,260 3,312,949 4,032,996 1,546,770 2,622,854 1,566,446	— — — — — — —
Mr. Antonio Basagoiti García Tuñón	Banco Popular Español, S.A.	500	—
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	Banesto Santander Investment, S.A. Banco Santander de Negócios Portugal, S.A.	201,824 — —	Chairwoman Director (1) Director (1)
	Bankinter, S.A.	1	—
Lord Terence Burns	Abbey National plc	—	Chairman (1)
Mr. Guillermo de la Dehesa Romero	Goldman Sachs & Co. Goldman Sachs Europe Ltd.	12,888 —	— Director (1)

Back to Index

Director	Corporate Name	Number of Shares	Functions

Mr. Rodrigo Echenique Gordillo

ABN Amro Holding NV
Banco Popular Español, S.A.
BBVA
BNP Paribas
Mitsubishi UFJ FIN
The Royal Bank of Scotland Group plc
Citigroup
UBS
Banco Banif, S.A.

Santander Investment, S.A.
Allfunds Bank, S.A.
Banco Santander International

		3,500 9,000 3,080 900 6 1,700 340 395 — — — —	— — — — — — — — 2nd Deputy Chairman (1) Director (1) Chairman (1) Director (1)
Mr. Antonio Escámez Torres	Attijariwafa Banco de Valencia, S.A. Santander Consumer Finance, S.A. Open Bank Santander Consumer, S.A.	10 349 — —	Deputy Chairman (1) — Chairman (1) Chairman (1)
Mr. Francisco Luzón López	Banco Santander Serfin, S.A. Banco Santander International	— —	Director (1) Director (1)
Mr. Abel Matutes Juan	San Paolo IMI, S.p.A.	757,517	—
Mr. Antoine Bernheim (3)	BNP Paribas UBS Crédit Suisse Banca Intesa S.p.A. Mediobanca — Banca di Credito Finanziario S.p.A. UniCredito Italiano S.p.A. ABN Amro BSI SA	1,000 20,082 35,200 398,533 60,000 126,455 37,265 —	— — — Director (1) Director (1) — — Director (1)
Mr. Emilio Botín-Sanz de Sautuola y O’Shea (4)	Banesto Bankinter	532 1,070	— —
Mr. Elías Masaveu y Alonso del Campo (4)	Bankinter, S.A.	—	Director (1)
(1)	Non-executive.
(2)

More detailed information on the ownership interests held by Assicurazioni Generali, S.p.A. can be consulted in the Notes to the financial statements of this company or on its website (www.generali.com).

(3)	Representative on the Bank’s Board of Directors of the non-executive proprietary director Assicurazioni Generali, S.p.A.
(4)	Directors who, having discharged Board duties as such for some months in 2005, ceased to discharge them prior to December 31, 2005.

Back to Index

None of the Board members perform, as independent professionals or as employees, any activities similar to those included in the foregoing table.

6. Loans and advances to credit institutions

The breakdown, by classification, type and currency, of the balances of “Loans and Advances to Credit Institutions” in the consolidated balance sheets is as follows:

	Thousands of Euros

	2005	2004

Classification:
Financial assets held for trading	10,278,858	12,878,171
Other financial assets at fair value through profit or loss	2,428,663	6,524,070
Loans and receivables	47,065,501	38,977,533
The above figures are presented net of Impairment losses of	(36,046)	(53,879)

	59,773,022	58,379,774

Type:
Reciprocal accounts	345,104	118,536
Time deposits	21,962,472	23,204,031
Reverse repurchase agreements	33,634,326	31,495,786
Other accounts	3,831,120	3,561,421
The above figures are presented net of Impairment losses of	(36,046)	(53,879)

	59,773,022	58,379,774

Currency:
Euro	33,537,338	30,077,335
Pound sterling	5,313,338	9,617,191
US dollar	16,848,462	14,544,531
Other currencies	4,109,930	4,194,596
Impairment losses	(36,046)	(53,879)

	59,773,022	58,379,774

The impairment losses on financial assets classified as loans and receivables are disclosed in Note 10.

Note 53 contains a detail of the terms to maturity of loans and receivables at 2005 year-end and of the average interest rates in 2005.

Back to Index

7. Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt Instruments” is as follows:

	Thousands of Euros

	2005	2004

Classification:
Financial assets held for trading	81,741,944	55,869,629
Other financial assets at fair value through profit or loss	9,699,237	19,632,958
Available-for-sale financial assets	68,054,021	36,702,487
Loans and receivables	171,203	—

	159,666,405	112,205,074

Type:
Spanish government debt securities-
Treasury bills	3,948,045	2,980,221
Government bonds	3,287,406	1,256,828
Other book-entry debt securities	12,481,210	13,232,736
Foreign government debt securities	48,120,701	16,084,183
Issued by financial institutions	61,080,306	50,845,648
Other fixed-income securities	30,828,737	28,025,093
Impairment losses	(80,000)	(219,635)
Of which: on available-for-sale financial assets	(80,000)	(219,635)

	159,666,405	112,205,074

Currency:
Euro	79,195,677	47,956,487
Pound sterling	32,983,211	27,570,398
US dollar	12,591,314	14,014,065
Other currencies	34,976,203	22,883,759
Impairment losses	(80,000)	(219,635)

	159,666,405	112,205,074

At December 31, 2005, the nominal amount of Spanish government debt securities assigned to certain Group or third-party commitments amounted to EUR 70 million (December 31, 2004: EUR 62 million).

The impairment losses on available-for-sale financial assets are disclosed in Note 8.

Note 53 contains a detail of the terms to maturity of available-for-sale financial assets and of loans and receivables at 2005 year-end and of the average interest rates in 2005.

Back to Index

8. Other equity instruments
a)	Breakdown

The breakdown, by classification, type and currency, of the balances of “Other Equity Instruments” is as follows:

	Thousands of Euros

	2005	2004

Classification:
Financial assets held for trading	8,077,867	4,419,338
Other financial assets at fair value through profit or loss	30,303,170	14,310,516
Available-for-sale financial assets	5,890,918	7,818,836
Of which:
Disregarding impairment losses	5,908,576	7,849,761
Impairment losses	(17,658)	(30,925)

	44,271,955	26,548,690

Type:
Shares of Spanish companies	5,707,494	4,306,586
Shares of foreign companies	8,256,086	6,352,310
Mutual fund units	18,563,343	10,597,843
Of which: Abbey	17,041,821	9,226,959
Pension fund units	133,918	92,790
Other securities	11,628,772	5,230,086
Of which: unit linked	11,628,772	5,230,086
Impairment losses	(17,658)	(30,925)

	44,271,955	26,548,690

b)	Changes

The changes in 2005 and 2004 in the balance of “Available-for-Sale Financial Assets”, disregarding impairment losses, were as follows:

	Millions of Euros

	2005	2004

Balance at beginning of year	7,850	10,234
Net additions /disposals	(2,984)	(2,981)
Of which:
The Royal Bank of Scotland Group, plc.	(2,028)	(1,587)
Commerzbank AG	(306)	—
Shinsei	(52)	(53)

Transfers	396	—
Valuation adjustments	647	597
Of which: San Paolo IMI SpA	414	41

Balance at end of year	5,909	7,850

The main acquisitions and disposals made in 2005 and 2004 were as follows:

i.	Vodafone Airtouch, plc. (Vodafone)

In 2004 the Group sold all of its investment in the share capital of Vodafone, giving rise to gains of EUR 242 million.

Back to Index

ii.	Shinsei Bank, Ltd. (Shinsei)

In February 2004 the shareholders of Shinsei, which was 11.4%-owned by the Group, resolved to float on the stock exchange 35% of the bank’s shares, which gave rise to the sale of a 4% holding by the Santander Group, at a gain of EUR 118 million. Following this sale, the Group’s holding in this bank was 7.4%. In the first quarter of 2005, the Group disposed of a further 2.7% of Shinsei Bank at a gain of EUR 49 million.

iii.	Sacyr-Vallehermoso, S.A.

In 2004 the Group sold all of its holding in Sacyr-Vallehermoso for EUR 92 million. The gain on the sale amounted to EUR 47 million.

iv.	The Royal Bank of Scotland Group Plc (RBS)

In 2004 the Group sold 79 million shares of RBS, representing 2.51% of its share capital, giving rise to a gain of approximately EUR 472 million. In 2005 the Group sold all the ownership interest held by it in RBS (2.57%) for EUR 2,007 million, giving rise to a gain of EUR 717 million, recognized in “Other Gains – Other” (Note 52).

v.	Auna Operadores de Telecomunicaciones, S.A. (Auna)

In January 2004 the Bank exercised certain agreements in connection with this company, thereby increasing its holding by 2.5%, and subsequently made several acquisitions representing a further 1.5% ownership interest. The holding in Auna was 27.3% at December 31, 2004, representing an investment of EUR 2,031 million, and was recognized under “Non-Current Assets Held for Sale” (Note 12).

In the first half of 2005, the Group increased its holding by 4.7%, at a cost of EUR 422 million, to 32.08%. In November 2005, the Group sold part of its ownership interest in Auna (27.07%) at a gain of EUR 355 million, which was recognized under “Other Gains – Other” (Note 52). The ownership interest in Auna at December 31, 2005 was 5.01%.

vi.	Commerzbank AG

In 2005 the Group progressively sold its holding in Commerzbank AG (3.38%), giving rise to a total gain of EUR 24 million.

c)	Notifications of acquisitions of holdings

The notifications made by the Bank, in compliance with Article 86 of the Spanish Corporations Law and Article 53 of Securities Market Law 24/1998, of the acquisitions and disposals of holdings in investees are listed in Exhibit IV.

Back to Index

d)	Impairment losses

Following is a summary of the changes in the impairment losses on these items and on debt instruments classified as “Available-for-Sale Financial Assets” (Note 7):

	Thousands of Euros

	2005	2004

Balance at beginning of year	250,560	226,876
Net charges (credits) for the year	(118,933)	19,431
Of which:
Impairment losses charged to income	36,156	21,226
Reversal of impairment losses credited to income	(155,089)	(1,795)

Inclusion of entities in the Group in the year	—	6
Write-off of impaired balances against recorded impairment allowance	(21,471)	(5,947)
Exchange differences and other items	5,948	(17,304)
Transfers between allowances	(18,446)	27,498

Balance at end of year	97,658	250,560

Of which:
By geographical location of risk:
Spain	31,868	163,475
Rest of Europe	2,553	46,889
Latin America	63,237	40,196
By type of asset covered:
Debt instruments – Available-for-sale financial assets (Note 7)
	80,000	219,635
Other equity instruments – Available-for-sale financial
Assets	17,658	30,925
9. Trading derivatives (assets and liabilities) and Short positions

a)	Trading derivatives

The detail, by type of inherent risk, of the fair value of the trading derivatives arranged by the Group at December 31, 2005 and 2004 is as follows:

	Thousands of Euros

	2005		2004

	Debit Balance	Credit Balance	Debit Balance	Credit Balance

Interest rate risk	23,944,965	23,733,558	17,715,596	19,567,730
Foreign currency risk	1,325,399	1,330,493	792,418	1,819,693
Price risk	1,949,054	3,695,552	2,433,774	3,630,129
Other risks	409,776	468,477	139,425	226,216

	27,629,194	29,228,080	21,081,213	25,243,768

b)	Short positions

Following is a breakdown of the short positions at December 31, 2005:

Back to Index

Thousands of Euros

Borrowed securities:
Debt instruments	7,033,121
Of which: Abbey	6,156,838

Equity instruments	6,279,410
Of which:
The Bank	1,193,790
Abbey	4,975,258

Short sales:
Debt instruments	4,051,078
Of which: the Bank	3,876,223

Equity instruments	52,191

17,415,800

10. Loans and advances to customers

a)	Composition of Balance

The detail, by classification, of the balance of “Loans and Advances to Customers” in the consolidated balance sheets is as follows:

	Thousands of Euros

	2005	2004

Financial assets held for trading	26,479,996	17,507,585
Other financial assets at fair value through profit or loss	6,431,197	5,291,551
Loans and receivables	402,917,602	346,550,928
Of which:
Disregarding impairment losses	410,527,527	353,396,143
Impairment losses	(7,609,925)	(6,845,215)

	435,828,795	369,350,064

Loans and advances to customers disregarding impairment losses	443,438,720	376,195,279

Note 53 contains a detail of the terms to maturity of loans and receivables at 2005 year-end and of the average interest rates in 2005.

At December 31, 2005 and 2004, there were no loans and advances to customers for material amounts without fixed maturity dates.

b)	Breakdown

The detail, by loan type and status, borrower sector, geographical area of residence and interest rate formula, of the loans and advances to customers, which reflect the Group’s exposure to credit risk in its core business, is as follows:

Back to Index

	Millions of Euros

	2005	2004

Loan type and status:
Commercial credit	16,931	15,772
Secured loans	255,041	221,619
Reverse repurchase agreements	27,581	17,023
Other term loans	119,179	99,125
Finance leases	11,899	11,297
Receivable on demand	8,452	7,151
Impaired assets	4,356	4,208

	443,439	376,195

Borrower sector:
Public sector – Spain	5,243	5,741
Public sector – Other countries	6,608	5,714
Households	248,615	228,690
Energy	5,583	4,614
Construction	13,694	12,592
Manufacturing	25,649	23,430
Services	63,585	58,257
Other sectors	74,462	37,157

	443,439	376,195

Geographical area:
Spain	158,782	132,883
European Union (excluding Spain)	203,111	187,938
United States and Puerto Rico	25,884	15,237
Other OECD countries	3,943	3,236
Latin America	49,227	34,569
Rest of the world	2,492	2,332

	443,439	376,195

Interest rate formula:
Fixed rate	143,316	111,195
Floating rate	300,123	265,000

	443,439	376,195

c)	Impairment losses

The changes in the impairment losses on the assets making up the balances of “Loans and Receivables – Loans and Advances to Customers”, “Loans and Receivables – Loans and Advances to Credit Institutions” (Note 6) and “Other Financial Assets” (Note 24) were as follows:

Back to Index

	Thousands of Euros

	2005	2004

Balance at beginning of year	6,997,428	5,021,453
Impairment losses charged to income for the year	2,243,063	1,987,108
Of which:
Individually assessed	1,883,162	1,571,698
Collectively assessed	638,186	1,070,563
Reversal of impairment losses credited to income	(278,285)	(655,153)

Inclusion of entities in the Group in the year	4,006	1,046,014
Write-off of impaired balances against recorded impairment allowance	(1,519,494)	(1,025,428)
Exchange differences and other items	258,213	(160,912)
Transfers between allowances	(226,541)	129,193

Balance at end of year	7,756,675	6,997,428

Of which:
By method of assessment:
Individually assessed	3,520,985	3,312,828
Of which: country-risk (Note 2-g)	281,389	83,280
Of which: on loans and advances to credit institutions (Note 6)	36,046	53,879
Of which: on other financial assets (Note 24)	110,704	98,334
Collectively assessed	4,235,690	3,684,600
By geographical location of risk:
Spain	3,664,349	3,340,017
Rest of Europe	2,153,620	2,002,049
Americas	1,938,706	1,655,362

Previously written-off assets recovered in 2005 and 2004 amounted to EUR 487,016 thousand and EUR 405,368 thousand, respectively. Taking into account these amounts and those recognized in “Impairment Losses Charged to Income for the Year” in the foregoing table, impairment losses on “Loans and Receivables” amounted to EUR 1,756,047 thousand in 2005 and EUR 1,581,740 thousand in 2004.

d)	Impaired assets

The detail of the changes in the balance of the financial assets classified as loans and receivables and considered to be impaired due to credit risk at December 31, 2005, is as follows:

	Millions of Euros

	2005	2004

Balance at beginning of year:	4,208	3,567
Additions	1,356	1,766
Written-off assets	(1,519)	(1,025)
Exchange differences and other	311	(100)

Balance at end of year	4,356	4,208

Following is a detail of the financial assets classified as loans and receivables and considered to be impaired due to credit risk at December 31, 2005, and of the assets which, although not considered to be impaired, include any past-due amount at that date, classified by geographical location of risk and by age of the oldest past-due amount:

Back to Index

	Millions of Euros

	With no Past-Due Balances or Less than 3 Months Past Due	With Balances Past Due by					Total
		3 to 6 Months	6 to 12 Months	12 to 18 Months	18 to 24 Months	More than 24 Months

Spain	87	465	212	114	106	246	1,230
European Union (excluding Spain)	4	973	419	179	103	323	2,001
United States and
Puerto Rico	—	116	9	3	2	8	138
Other OECD countries	2	51	27	5	1	49	135
Latin America	104	482	172	20	5	63	846
Rest of the world	4	2	—	—	—	—	6

	201	2,089	839	321	217	689	4,356

e)	Securitization

“Loans and Advances to Customers” includes, inter alia, the securitized loans transferred to third parties on which the Group has retained risks, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognized. The breakdown of the securitized loans, by type of financial instrument, and of the securitized loans derecognized because the stipulated requirements were met (Note 2-e), is shown below. Note 22 details the liabilities associated with these securitization transactions.

	Millions of Euros

	2005	2004

Derecognized	6,065	8,254
Of which: mortgage-backed securities	2,897	3,947

Kept on the face of the balance sheet:	46,523	36,410
Of which: mortgage-backed securities	33,085	26,246

Total	52,588	44,664

11. Hedging derivatives

The detail, by type of risk hedged, of the fair value of the derivatives qualifying for hedge accounting is as follows:

	Thousands of Euros

	2005		2004

	Assets	Liabilities	Assets	Liabilities

Fair value hedges	3,757,503	(1,710,911)	3,763,931	(2,770,069)

Cash flow hedges	368,601	(344,717)	61,005	(6,799)
Of which: Recognized in equity (Note 29)	—	(70,406)	—	1,787

Hedges of net investments in foreign operations	—	(255,101)	—	(118,453)

	4,126,104	(2,310,729)	3,824,936	(2,895,321)

12. Non-current assets held for sale

The breakdown of this item is as follows:

	Thousands of Euros

	2005	2004

Equity instruments:
Auna (Note 8)	—	1,814,418

	—	1,814,418

Tangible assets:
Foreclosed assets	271,574	274,779
Assets recovered from finance leases	20,785	7,967
Other assets	43,965	—

	336,324	2,097,164

Impairment losses of EUR 123,246 thousand and EUR 95,873 thousand were deducted from the balance of this item at December 31, 2005 and 2004, respectively. The net charges recorded in 2005 and 2004 amounted to EUR 15,372 thousand and EUR 90,822 thousand, respectively.

13. Investments – Associates

a)	Breakdown

The breakdown, by company, of the balance of “Investments – Associates” (Note 2-c) is as follows:

	Thousands of Euros

	2005	2004

Cepsa	2,619,264	2,281,827
Attijariwafa	166,225	151,386
Abbey companies	34,103	35,439
Unión Fenosa	—	1,007,328
Other companies	211,890	271,584

	3,031,482	3,747,564

Of which:
Euros	2,793,030	3,529,075
Listed	2,785,489	3,440,541
Goodwill	664,768	911,242
Of which:
Cepsa	650,949	650,949
Unión Fenosa	—	250,260

At December 31, 2005, the unrealized capital gains on investments in Group associates, based on the related market values, amounted to EUR 1,056 million.

Back to Index

b)	Changes

The changes in the balance of this item were as follows:

	Thousands of Euros

	2005	2004

Balance at beginning of year	3,747,564	3,478,612
Inclusion of companies in the Group	—	35,439
Acquisitions and capital increases (Note 3)	18,470	14,650
Disposals and capital reductions (Note 3)	(1,168,585)	(54,894)
Of which: Unión Fenosa	(1,083,305)	—

Effect of equity accounting	619,166	449,011
Dividends paid	(181,179)	(176,404)
Change in consolidation method	(39,608)	(14,054)
Exchange differences and other changes	27,824	13,336
Transfer	7,830	1,868

Balance at end of year	3,031,482	3,747,564

c)	Impairment losses

No indication of impairment of the investments in associates was detected.

14. Insurance contracts linked to pensions

The detail of the balance of this item is as follows:

	Thousands of Euros

	2005	2004

Assets relating to insurance contracts covering post-employment benefit plan obligations:
The Bank	2,320,512	2,366,797
Banesto	285,573	297,737
Other Spanish companies	35,526	38,001
Assets relating to insurance contracts covering other similar obligations:
The Bank	29,576	45,001
Other Spanish companies	5,178	6,280

	2,676,365	2,753,816

Back to Index

15. Liabilities under insurance contracts and Reinsurance assets

The breakdown of the balance of these items in the consolidated balance sheets at December 31, 2005 and 2004, is as follows:

	Thousands of Euros

	2005			2004

Technical Provisions for:	Direct Insurance and Inward Reinsurance	Outward Reinsurance	Total (Balance Payable)	Direct Insurance and Inward Reinsurance	Outward Reinsurance	Total (Balance Payable)

Unearned premiums and unexpired risks	119,114	(39,376)	79,738	68,620	(13,840)	54,780
Life insurance:
Unearned premiums and risks	113,391	(31,615)	81,766	79,477	(17,344)	62,133
Mathematical provisions	28,523,561	(2,200,524)	26,323,037	28,795,411	(2,959,745)	25,835,666
Claims	350,865	(15,798)	335,067	241,135	(15,286)	225,849
Bonuses and rebates	579,895	(5,246)	574,649	486,302	(263)	486,039
Equalization	25	—	25	25	—	25
Life insurance policies where the investment risk is borne by the policyholder	14,855,872	(94,732)	14,761,140	12,570,446	(38,947)	12,531,499
Other technical provisions	129,587	(410)	129,177	103,360	(379)	102,981

	44,672,300	(2,387,701)	42,284,599	42,344,776	(3,045,804)	39,298,972

Back to Index

16.	Tangible assets
a)	Changes

The changes in 2005 and 2004 in “Tangible Assets” in the consolidated balance sheets were as follows:

	Thousands of Euros

	For Own Use	Investment Property		Other Assets Leased out under an Operating Lease	Total

Cost-
Balances at January 1, 2004	7,538,280	633,860		918,816	9,090,956
Additions/Derecognition (net) due to change in the scope of consolidation	1,525,304	1,707,680		5,339,416	8,572,400
Additions/Disposals (net)	565,715	(192,699)		(831,531)	(458,515)
Exchange differences (net)	(87,910)	—		(27,923)	(115,833)

Balances at December 31, 2004	9,541,389	2,148,841		5,398,778	17,089,008

Additions/Disposals (net)	315,027	(1,480,536	)(*)	441,163	(724,346)
Exchange differences (net)	561,772	49,393		133,883	745,048

Balances at December 31, 2005	10,418,188	717,698		5,973,824	17,109,710

Accumulated depreciation:
Balances at January 1, 2004	(3,142,055)	(72,792)		(429,432)	(3,644,279)
Additions/Derecognition (net) due to change in the scope of consolidation	(1,096,929)	(386)		(1,750,180)	(2,847,495)
Disposals	56,451	30,819		458,615	545,885
Charge for the year	(423,794)	(648)		(66,113)	(490,555)
Exchange differences	33,859	9,989		397	44,245

Balances at December 31, 2004	(4,572,468)	(33,018)		(1,786,713)	(6,392,199)

Disposals	224,135	1,588		57,969	283,692
Charge for the year	(610,760)	(2,007)		(9,592)	(622,359)
Exchange differences	(241,011)	(5,745)		(44,714)	(291,470)

Balances at December 31, 2005	(5,200,104)	(39,182)		(1,783,050)	(7,022,336)

Impairment losses:
Balances at January 1, 2004	(35,201)	—		—	(35,201)
Impairment charge for the year	(8,948)	—		—	(8,948)
Additions/Derecognition (net) due to change in the scope of consolidation	—	—		(67,927)	(67,927)
Exchange differences	460	—		—	460
Balances at December 31, 2004	(43,689)	—		(67,927)	(111,616)
Impairment charge for the year	(12,485)	(2,564)		(63)	(15,112)
Exchange differences	43,022	(8,504)		(1,957)	32,561

Balances at December 31, 2005	(13,152)	(11,068)		(69,947)	(94,167)

Tangible assets, net:
Balances at December 31, 2004	4,925,231	2,115,823		3,544,139	10,585,193
Balances at December 31, 2005	5,204,931	667,449		4,120,827	9,993,207
(*)	Mainly Abbey.

Back to Index

b)	Tangible assets for own use

The breakdown, by type of asset, of the balances of this item in the consolidated balance sheets at December 31, 2005 and 2004, is as follows:

	Millions of Euros

	Cost	Accumulated Depreciation	Impairment Losses	Net Balance

Land and buildings	3,521	(727)	(42)	2,752
IT equipment and fixtures	2,329	(1,788)	—	541
Furniture and vehicles	3,300	(1,936)	(2)	1,362
Construction in progress and other items	391	(121)	—	270

Balances at December 31, 2004	9,541	(4,572)	(44)	4,925

Land and buildings	3,835	(851)	(13)	2,971
IT equipment and fixtures	2,619	(1,957)	—	662
Furniture and vehicles	3,786	(2,275)	—	1,511
Construction in progress and other items	178	(117)	—	61

Balances at December 31, 2005	10,418	(5,200)	(13)	5,205

The net balance at December 31, 2005 in the foregoing table includes the following gross amounts:

-	Approximately EUR 5,171 million (December 31, 2004: EUR 6,585 million) relating to property, plant and equipment owned by Group entities and branches located abroad.
-

Approximately EUR 83 million (December 31, 2004: EUR 41 million) relating to property, plant and equipment being acquired under finance leases by the consolidated entities (Note 2-c discloses additional information on these items).

c)	Investment property

The fair value of investment property at December 31, 2005, amounted to EUR 944 million euros.

Back to Index

17.	Intangible assets

a)	Goodwill

The breakdown of “Goodwill”, based on the companies giving rise thereto (Note 3-c), is as follows:

	Thousands of Euros

	2005	2004

Abbey (UK)	8,740,560	10,199,111
Totta Group (Portugal)	1,639,560	1,639,510
Banco Santander Chile	908,879	723,520
CC Holding (AKB Germany)	824,483	824,483
Grupo Financiero Santander Serfin (Mexico)	633,638	523,641
Meridional Group (Brazil)	469,372	352,785
Banesto	380,008	379,943
Santander Consumer Bank (Norway)	120,262	121,228
Finconsumo (Italy)	105,921	105,921
PTF (Poland)	22,303	69,326
Banco Santander International	47,899	41,485
Other companies	125,360	109,588

	14,018,245	15,090,541

At least once per year (or whenever there is any indication of impairment), the Group reviews goodwill for impairment (i.e. a potential reduction in its recoverable value to below its carrying amount). For this purpose, it analyzes the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation –including bankarisation – among others); (ii) various microeconomic variables comparing the investments of the Group with the financial industry of the country in which the Group carries on most of its business activities (breakdown of the balance sheet, total funds under management, results, efficiency ratio, capital ratio, return on equity, among others); and (iii) the price earnings (P/E) ratio of the investments as compared with the P/E ratio of the stock market in the country in which the investments are located and that of comparable local financial institutions.

Based on the foregoing, and in accordance with the estimates, projections and measurements available to the Bank’s directors, these assets were not impaired in 2005, and the projected income attributable to the Group is at least equal to the amount recognized as “Goodwill”.

Back to Index

i.	Changes

The changes in “Goodwill” were as follows:

	Millions of Euros

	2005	2004

Balance at beginning of year	15,090	4,788
Additions (Note 3)	62	10,559
Of which:
Santander BanCorp	11	—
Abbey	—	10,264
Santander Consumer Bank AS (by Bankia)	45	—
Santander Consumer Bank AS (by Elcon)	—	120
PTF	—	59
Finconsumo	—	55

Definitive assessment of acquisitions (transfer to other intangible assets)	(1,856)	—
Of which:
Abbey	(1,753)	—
Santander Consumer Bank, AS (by Elcon)	(28)	—
Santander Consumer Bank, AS (by Bankia)	(22)	—
PTF	(52)	—

Impairment losses	—	(138)
Of which:
Banco de Venezuela	—	(72)
Admón. Fondo Pensiones y Cesantías, S.A.	—	(61)

Derecognition due to disposals	(2)	—
Exchange differences and other items	724	(119)

Balance at end of year	14,018	15,090

b)	Other intangible assets

The breakdown of the balance of “Other Intangible Assets” is as follows:

	Estimated Useful Life	Thousands of Euros

		2005	2004

With indefinite useful life:
Brand name (Abbey)	—	459,680	—

With finite useful life:
Customer deposits (Abbey)	10 years	1,257,843	—
Credit cards (Abbey)	5 years	35,021	—
IT developments	3 years	1,207,606	815,949
Other assets	—	163,199	58,837
Accumulated amortization	—	(704,345)	(394,132)
Impairment losses	—	(207,978)	(67,921)

		2,211,026	412,733

Back to Index

i.	Changes

The changes in 2005 and 2004 in “Other Intangible Assets” were as follows:

	Millions of Euros

	2005	2004

Balance at beginning of year	413	397
Additions/disposals (net)	403	370
Exchange differences and other changes (net)	69	(6)
Impairment losses	(131)	—
Transfers from “Goodwill”	1,856	—
Amortization	(399)	(348)

Balance at end of year	2,211	413

18. Prepayments and accrued income and Accrued expenses and deferred income

The breakdown of the balances of these items is as follows:

	Thousands of Euros

	Prepayments and Accrued Income		Accrued Expenses and Deferred Income

	2005	2004	2005	2004

Prepayments (*)	1,792,886	1,625,349	—	—
Accrued expenses	—	—	(2,012,861)	(3,463,095)
Other	1,176,333	1,404,379	(1,035,872)	(918,939)

	2,969,219	3,029,728	(3,048,733)	(4,382,034)

(*)	Of the amount relating to 2005, EUR 1,160 million relate to Abbey’s insurance business.
19. Other assets - Other and Other liabilities - Other

The breakdown of the balances of these items is as follows:

	Thousands of Euros

	Other Assets - Other		Other Liabilities - Other

	2005	2004	2005	2004

Transactions in transit	122,316	38,142	(469,211)	(12,197)
Other	1,764,752	3,284,368	(1,043,697)	(4,105,965)

	1,887,068	3,322,510	(1,512,908)	(4,118,162)

Back to Index

20. Deposits from central banks and Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

	Thousands of Euros

	2005	2004

Classification:
Financial liabilities held for trading	31,962,919	25,224,743
Financial liabilities at amortized cost	116,659,488	58,525,596
Of which:
Deposits from central banks	22,431,194	8,067,860
Deposits from credit institutions	94,228,294	50,457,736

	148,622,407	83,750,339

Type:
Reciprocal accounts	190,885	39,162
Time deposits	47,224,471	42,459,721
Other demand accounts	7,383,695	4,191,073
Repurchase agreements	91,399,196	33,920,297
Central bank credit account drawdowns	2,369,406	3,107,895
Other financial liabilities associated with transferred financial assets	7,170	—
Hybrid financial liabilities	47,584	32,191

	148,622,407	83,750,339

Currency:
Euro	79,664,528	35,007,335
Pound sterling	26,488,413	18,199,276
US dollar	20,307,158	15,516,012
Other currencies	22,162,308	15,027,716

	148,622,407	83,750,339

Note 53 contains a detail of the terms to maturity of financial liabilities at amortized cost at 2005 year-end and of the average interest rates in 2005.

Back to Index

21. Customer deposits

The breakdown, by classification, geographical area and type, of the balances of “Customer Deposits” is as follows:

	Thousands of Euros

	2005	2004

Classification:
Financial liabilities held for trading	14,038,543	20,541,225
Financial liabilities at amortized cost	291,726,737	262,670,391

	305,765,280	283,211,616

Geographical area:
Spain	107,117,818	102,249,913
European Union (excluding Spain)	133,274,597	135,209,492
United States and Puerto Rico	7,578,598	6,037,483
Other OECD countries	106,151	74,859
Latin America	56,395,157	38,499,807
Rest of the world	1,292,959	1,140,062

	305,765,280	283,211,616

Type:
Demand deposits-
Current accounts	80,631,188	67,714,687
Savings accounts	90,471,827	78,849,072
Other demand deposits	1,747,720	3,720,956
Time deposits-
Fixed-term deposits	77,166,817	80,052,445
Home-purchase savings accounts	269,706	289,779
Discount deposits	16,128,577	10,163,257
Funds received under financial asset transfers	1	—
Hybrid financial liabilities	4,141,071	1,873,863
Other financial liabilities associated with transferred financial assets	20,346	—
Other time deposits	351,620	498,961
Notice deposits	33,713	24,911
Repurchase agreements	34,802,694	40,023,685

	305,765,280	283,211,616

Note 53 contains a detail of the terms to maturity of financial liabilities at amortized cost at 2005 year-end and of the average interest rates in 2005.

22.	Debt securities
a)	Breakdown

The breakdown, by classification and type, of the balances of “Debt securities” is as follows:

	Thousands of Euros

	2005	2004

Classification:
Financial liabilities held for trading	19,821,087	11,791,579
Financial liabilities at fair value through profit or loss	11,809,874	11,243,800
Financial liabilities at amortized cost	117,209,385	90,803,224

	148,840,346	113,838,603

Type:
Bonds and debentures outstanding	123,566,864	83,020,963
Notes and other securities	25,273,482	30,817,640

	148,840,346	113,838,603

At December 31, 2005 and 2004, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.

At December 31, 2005, mortgage-backed securities amounted to EUR 27,997 million, of which EUR 22,823 million were issued by Abbey, EUR 2,673 million by the Bank, EUR 814 million by Finconsumo Banca S.p.A and EUR 1,668 million by CC-Bank AG.

In 2005 the Bank and Banesto issued mortgage bonds amounting to EUR 7,000 million and EUR 4,000 million, respectively. The mortgage bonds outstanding in connection with these issues at December 31, 2005, totaled EUR 27,250 million.

Note 53 contains a detail of the terms to maturity of financial liabilities at amortized cost at 2005 year-end and of the average interest rates in 2005.

b)	Bonds and debentures outstanding

The breakdown, by issue currency, of the balance of this account is as follows:

			December 31, 2005

Issue Currency			Amount Outstanding of the Issue in Foreign Currency (Million)	Annual Interest Rate (%)

	Millions of Euros

	2005	2004

Euro	78,499	52,819	78,499	3.55%
US dollar	20,429	14,372	24,101	4.36%
Pound sterling	19,274	10,798	13,208	4.59%
Chilean peso	1,701	2,142	1,028,912	5.87%
Other currencies	3,664	2,890	—	3.44%

Balance at end of year	123,567	83,021

Back to Index

i.	Changes

The changes in “Bonds and Debentures Outstanding” were as follows:

	Millions of Euros

	2005	2004

Balance at beginning of year	83,021	30,355
Inclusion of companies in the Group (net)	—	39,658
Issues	52,670	19,477
Of which:
Banco Santander Central Hispano, S.A.:
Non-convertible debentures February and December – floating rate	—	3,500
Mortgage bonds – fixed rate	7,000	2,000
Banesto:
Mortgage bonds – fixed rate	4,000	3,750
Bonds – floating rate	1,000	3,000
Bonds – fixed rate	2,750	—
Santander International Debt, S.A., Sole-Shareholder Company:
Bonds – floating rate	10,169	3,891
Abbey:
Holmes Funding Series 9	5,540	—
Bonds in pounds sterling	3,729	—
Bonds in US dollars	2,920	—
Bonds in euros	3,170	—
Bonds in other currencies	3,066	—
Santander US Debt, S.A., Sole-Shareholder Company:
Debentures – floating rate	5,086	—
CC - Bank AG.:
Bonds	1,668	—

Redemptions	(14,269)	(5,894)
Of which:
Santander Central Hispano International, Ltd.	(1,000)	(1,744)
Banesto	(2,000)	(1,000)
Finconsumo	(102)	(300)
Abbey	(7,503)	—

Exchange differences	958	(270)
Other changes	1,187	(305)

Balance at end of year	123,567	83,021

c)	Notes and other securities

These notes were basically issued by Banco Santander Central Hispano, S.A., Santander Central Hispano International Ltd., Santander Central Hispano Finance (Delaware), Inc., Santander Consumer Finance, S.A., Banco Santander Serfin, S.A., Banco Santander Totta, S.A., Santander International Debt, S.A., Abbey, and the Bank’s London branch.

Back to Index

23.	Subordinated liabilities
a)	Breakdown

The detail, by issue currency, of the balance of “Subordinated Liabilities” is as follows:

			December 31, 2005

			Amount Outstanding of the Issue in Foreign Currency (Million)	Annual Interest Rate (%)
	Thousands of Euros

Issue Currency	2005	2004

Euro	14,706,164	13,407,374	14,706	4.31%
US dollar	7,843,846	9,145,510	9,253	7.28%
Pound sterling	5,761,408	4,509,605	3,949	7.78%
Other currencies	452,038	407,683	—	—

Balance at end of year	28,763,456	27,470,172

Note 53 contains a detail of the terms to maturity of subordinated liabilities at 2005 year-end and of the average interest rates in 2005.
b)	Changes
The changes in the balance of this item were as follows:

	Millions of Euros

	2005	2004

Balance at beginning of year	27,470	12,510
Inclusion of companies in the Group	—	10,622
Issues	2,507	5,284
Of which:
Banco do Estado de Sao Paulo, S.A. (Banespa)-Perpetual	420	—
Abbey-
April 2015	501	—
April 2015	292	—
Santander Central Hispano Issuances, Ltd.-
September 2019	—	500
September 2014	—	500
Banesto-
March 2016 – floating rate	—	500
Santander Perpetual, S.A., Sole-Shareholder Company-Perpetual	—	750
Santander Finance Capital, S.A.-
2004 preference shares	—	1,830
2005 preference shares	1,000	—
Redemptions	(2,410)	(465)
Of which:
SCH Issuances, Ltd.	(1,189)	—
Abbey	(551)	—
Santander Central Hispano Issuances, Ltd.	—	(193)
Exchange differences	659	(369)
Other changes	537	(112)

Balance at end of year	28,763	27,470

Back to Index

c)	Other information

For the purposes of payment priority, preference shares are junior to all general creditors and to subordinated deposits. The payment of dividends on these shares, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

The other issues are subordinated and, therefore, rank junior to all general creditors of the issuers. The issues launched by Santander Central Hispano Issuances, Ltd. and Santander Perpetual, S.A., Sole-Shareholder Company, are guaranteed by the Bank or by restricted deposits arranged by the Bank for this purpose.

At December 31, 2005, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares. Abbey has a GBP 200 million subordinated debt issue which is convertible, at Abbey’s option, into preference shares of Abbey, at a price of GBP 1 per share. Banco Santander Serfin, S.A. has two USD 150 million issues of unguaranteed subordinated preference debentures that are voluntarily convertible into ordinary shares of Banco Santander Serfin, S.A.

24.	Other financial assets and Other financial liabilities

The breakdown of the balances of these items is as follows:

	Thousands of Euros

	2005		2004

	Other Financial Assets	Other Financial Liabilities	Other Financial Assets	Other Financial Liabilities

Declared dividends payable (Note 4)	—	(581,400)	—	(519,107)
Trade receivables (payables)	808,401	(2,907,828)	488,978	(1,257,047)
Clearing houses	913,953	(408,700)	856,962	(221,296)
Public agency revenue collection accounts	—	(1,758,574)	—	(1,549,948)
Factoring accounts payable	—	(169,627)	—	(148,409)
Bonds	2,639,426	(15,988)	1,990,397	(18,735)
Unsettled financial transactions	3,653,275	(1,369,389)	931,941	(1,166,132)
Other financial assets (liabilities)	1,614,388	(4,081,071)	727,256	(982,099)

	9,629,443	(11,292,577)	4,995,534	(5,862,773)

At December 31, 2005 and 2004, impairment losses amounted to EUR 110,704 thousand and EUR 98,334 thousand, respectively (Note 10-c).

Note 53 contains a detail of the terms to maturity of other financial assets and liabilities at 2005 year-end.

25.	Provisions
a)	Breakdown

The breakdown of the balance of “Provisions” is as follows:

Back to Index

	Thousands of Euros

	2005	2004

Provisions for pensions and similar obligations	14,172,961	13,441,357
Provisions for contingent liabilities and commitments (Note 2):	487,048	360,594
Of which: country-risk	11,529	8,096
Other provisions	5,162,981	4,221,973

Closing balance	19,822,990	18,023,924

b)	Changes

The changes in “Provisions” were as follows:

	Millions of Euros

	2005				2004

	Pensions	Contingent Liabilities and Commitments	Other Provisions	Total	Pensions	Contingent Liabilities and Commitments	Other Provisions	Total

Balances at beginning of year	13,441	361	4,222	18,024	11,297	291	3,211	14,799
Inclusion of companies in the Group (net)	(1)	—	—	(1)	1,734	—	1,138	2,872
Additions charged to income:
Interest expense and similar charges (Note 39)	641	—	—	641	649	—	—	649
Interest and similar income (Note 38)	(107)	—	—	(107)	(109)	—	—	(109)
Personnel expenses (Note 49)	259	—	—	259	96	—	—	96
Other charges	777	20	1,012	1,809	929	4	209	1,142

	1,570	20	1,012	2,602	1,565	4	209	1,778

Insured internal provisions – companies in Spain:
Insurance premiums	(16)	—	—	(16)	(47)	—	—	(47)
Changes in mathematical provisions at insurance companies	118	—	—	118	124	—	—	124
Payments to pensioners made by insurance companies	(228)	—	—	(228)	(233)	—	—	(233)
Payments to pensioners and early retirees with a charge to internal provisions	(1,035)	—	—	(1,035)	(857)	—	—	(857)
Insurance premiums paid	(8)	—	—	(8)	(4)	—	—	(4)
Payments to external funds	(212)	—	—	(212)	(37)	—	—	(37)
Amount used	—	(9)	(560)	(569)	—	—	(570)	(570)
Transfers, exchange differences and other changes	544	115	489	1,148	(101)	66	234	199

Balances at end of year	14,173	487	5,163	19,823	13,441	361	4,222	18,024

Back to Index

c)	Provisions for pensions and similar obligations

The breakdown of the balance of this item is as follows:

	Millions of Euros

	2005	2004

Provisions for post-employment plans – Spanish entities	5,657	5,685
Provisions for post-employment plans – Abbey	1,788	1,728
Provisions for post-employment plans and other similar obligations – other foreign subsidiaries	2,459	1,929
Provisions for other similar obligations– Spanish entities	4,269	4,099
Of which: early retirements	4,215	4,051

Provisions for pensions and similar obligations	14,173	13,441

i.	Post-employment plans - Spanish entities

At December 31, 2005 and 2004, all the post-employment benefit obligations of the Spanish consolidated entities were defined benefit plans. The detail of the present value of these obligations and of the fair value of the plan assets at those dates is as follows:

	Millions of Euros

	2005	2004

Present value of the obligations:
To current employees	1,207	1,180
Vested obligations to retired employees	4,942	5,005
Other	225	248

	6,374	6,433

Fair value of plan assets	211	212
Unrecognized actuarial gains/losses	506	536
Provisions – Provisions for pensions:	5,657	5,685
Of which:
Internal provisions for pensions	3,015	2,982
Insurance contracts linked to pensions	2,642	2,703

	6,374	6,433

The amount of the post-employment benefit obligations was determined by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.
2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

Back to Index

	2005	2004

Annual discount rate	4.0%	4.0%
Mortality tables	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)
Cumulative annual CPI growth	1.5%	1.5%
Annual salary increase rate	2.50% (2.9% in the case of Banesto)	2.50% (2.9% in the case of Banesto)
Annual social security pension increase rate	1.5%	1.5%
3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	2005	2004

Expected rate of return on plan assets	4.0%	4.0%
Expected rate of return on reimbursement rights	4.0%	4.0%

The changes in 2005 and 2004 in the cumulative net unrecognized actuarial gains and/or losses were as follows:

	Millions of Euros

	2005	2004

Balance at beginning of year	536	508
Net actuarial gains and/or losses arising in the year	(18)	49
Net actuarial gains and/or losses arising in prior years	(12)	(21)

Balance at end of year	506	536

ii.	Abbey

At December 31, 2005 and 2004, Abbey had defined contribution and defined benefit post-employment benefit commitments. The expenses incurred in 2005 and 2004 in respect of contributions (to non-Group companies) for defined contribution plans amounted to EUR 6 million in each year.

Back to Index

The present value of the defined benefit obligations and the fair value of the plan assets are as follows:

	Millions of Euros

	2005	2004

Present value of the obligations	6,337	5,232

Fair value of plan assets	4,326	3,504
Unrecognized actuarial gains/losses	223	—
Provisions – Provisions for pensions	1,788	1,728

	6,337	5,232

The amount of the post-employment benefit obligations was determined by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.
2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2005	2004

Annual discount rate	4.85%	5.40%
Mortality tables	PA92MC C2005	PA92/C14/C04
Cumulative annual CPI growth	2.8%	2.8%
Annual salary increase rate	4.3%	4.3%
Annual pension increase rate	2.8%	2.8%
iii.	Other foreign subsidiaries

Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits. The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.

The total present value of the obligations of these entities at December 31, 2005 and 2004, amounted to EUR 5,481 million and EUR 4,092 million, respectively. Of these amounts, EUR 2,459 million and EUR 1,929 million, respectively, were funded by internal provisions (which are recorded under “Provisions – Provisions for Pensions and Similar Obligations” in the consolidated balance sheets), whereas the remainder were funded by insurance policies taken out with insurance companies using plan assets or unrecognized assets, pursuant to the regulations in force.

iv.	Provisions for other similar obligations – Spanish entities

In 2005 and 2004 some of the consolidated entities offered certain of their employees the possibility of taking early retirement. Therefore, in both years provisions were recorded for the obligations to employees taking early retirement -in terms of both salaries and other employee welfare costs- from the date of their pre-retirement to the date of effective retirement.

Back to Index

The present value of the obligations and the fair value of the plan assets and the reimbursement rights at December 31, 2005 and 2004, were as follows:

	Millions of Euros

	2005	2004

Present value of the obligations:
To early retirees	4,215	4,051
Long-service bonuses and other commitments	54	48

	4,269	4,099

Provisions – Provisions for pensions:
Internal provisions for early retirements and other	4,235	4,048
Insurance contracts linked to pensions	34	51

	4,269	4,099

The amount of these obligations was determined by independent qualified actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method.
2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:
	2005	2004

Annual discount rate	4.0%	4.0%
Mortality tables	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)
Cumulative annual CPI growth	1.5%	1.5%
Annual benefit increase rate	From 0% to 1.5%	From 0% to 1.5%
3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	2005	2004

Expected rate of return on plan assets	—	—
Expected rate of return on reimbursement rights	4.0%	4.0%

Back to Index

d)	Other provisions

The balance of “Provisions – Other Provisions”, which includes, inter alia, provisions for restructuring costs and tax and legal litigation, was estimated using prudent calculation procedures in keeping with the uncertainty inherent in the obligations covered. These provisions were estimated after determination of the definitive date of the outflow of resources embodying economic benefits for the Group to settle each of the obligations; in certain cases, these obligations have no fixed settlement period and, in other cases, are based on litigation in progress.

The breakdown of the balance of “Provisions – Other Provisions” is as follows:

	Millions of Euros

	2005	2004

Provisions for contingencies and commitments in operating units:
Recognized by Spanish companies	937	929
Of which:
Bank	376	483
Banesto	331	349
Recognized by other European Union companies	1,876	1,597
Of which: Abbey	1,458	1,138
Recognized by other companies	2,350	1,696
Of which:
Brazil	1,318	1,056
Mexico	233	143

	5,163	4,222

e)	Litigation
i.	Tax disputes

At December 31, 2005, the main tax disputes concerning the Group were as follows:

-

The “Mandado de Segurança” filed by Banespa claiming its right to pay Brazilian income tax at a rate of 8%. On June 15, 2005, an unfavorable judgment was handed down against Banespa at first instance, which was appealed against at the Federal Regional Court, together with the application for the preliminary effects to remain in force. A decision has not yet been handed down by the Court.

-

The “Mandado de Segurança” filed by Banespa claiming its right to consider deductible the Brazilian income tax in the calculation of the related corporation tax. This action was declared unwarranted and an appeal was filed at the Federal Regional Court, requesting to have the claimability of the tax debt stayed and obtaining permission to deposit with the courts the amounts in question. A decision has not yet been handed down by the Court.

-

A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax assets and other associated amounts. The legal advisers of Abbey National Treasury Services plc consider that the grounds to contest this claim are well-founded.

At December 31, 2005, other less significant tax litigation was in progress.

Back to Index

ii.	Legal litigation

At December 31, 2005, the main legal litigation concerning the Group was as follows:

-

Casa de Bolsa Santander Serfin, S.A. de C.V. (Casa de Bolsa): In 1997 Casa de Bolsa Santander Serfin, S.A. de C.V. was sued for an alleged breach of various stock brokerage contracts. On July 6, 1999, Civil Court number thirty-one of the Federal District handed down a judgment ordering Casa de Bolsa to return to the plaintiff 2,401,588 shares of México 1 and 11,219,730 shares of México 4 at their market value and to pay MXP 15 million, plus interest calculated at the average percentage cost of deposit-taking (C.P.P.) multiplied by four.

After several appeals had been filed, this judgment was declared final on June 21, 2004. On November 5, 2004, a writ of execution was issued in which the interest was quantified at MXP 37,646 million (EUR 2,990 million, translated at the euro/Mexican peso exchange rate at December 31, 2005) and Casa de Bolsa was ordered to deliver the claimed shares.

Successive appeals were filed against this writ of execution. On February 14, 2006, Civil Chamber number two of the High Court of Justice of Mexico City handed down a decision on the latest appeal, setting aside the writ of execution since the payment of the MXP 37,646 million was deemed to be unjustified. An appeal for protection of constitutional rights can be filed against this decision and an appeal for judicial review can be filed against the final decision handed down.

-

Misselling: in May 2005 the UK Financial Services Authority (“FSA”) imposed a fine of GBP 800,000 on Abbey for deficiencies in the management, from October 1, 2001 to September 30, 2003, of certain claims concerning certain financial products sold by Abbey to its customers. Abbey has undertaken to conduct a review of all claims rejected since January 1, 2000 and to indemnify the customers whose complaints should have been accepted.

The provisions recorded by Abbey in this connection were calculated on the basis of the estimated number of claims that would be received, the percentage of claims that would be upheld and the amounts thereof.

-

BTOB Factory Ventures S.A. (BTOB): the dispute between Consalvi International Inc. (Consalvi) and the Bank arising from the “Framework Agreement” entered into between BTOB and Consalvi International Inc. on October 2, 2000. On that same date, the Bank subscribed to this agreement in its capacity as shareholder of BTOB, and assumed certain of the commitments stipulated therein.

Consalvi requested that the Bank honour its obligation to acquire from it 16,811 shares of BTOB at a price of approximately USD 67 million. Since the negotiations held to seek a solution to this matter proved unsuccessful, a request for arbitration was filed against the Bank in New York, as provided for in the agreement.

The arbitration conducted in 2005 at the International Centre for Dispute Resolution of the American Arbitration Association culminated in an arbitral award on September 1, 2005, which ruled that the Bank had not fulfilled its contractual obligations and ordered it to pay approximately USD 68 million (approximately EUR 57 million), plus interest.

On November 4, 2005 the Bank filed a claim at the New York Supreme Court requesting that the arbitral award be declared null and void. Consalvi challenged the jurisdiction of the state courts to hear this case and requested that the federal courts should decide whether or not the arbitral award should be declared null and void. The parties submitted written pleadings on both the merits of the case and the jurisdiction of the courts. The United States District Court, Southern District of New York (the federal court) has not yet handed down a decision on the matter of jurisdiction, although this decision is expected to be announced in the near future.

At December 31, 2005, other less significant legal litigation was in progress.

*              *              *

Back to Index

At December 31, 2005 and 2004, the Group had recorded provisions that reasonably cover any contingencies that might arise from these tax and legal proceedings.

26. Equity having the substance of a financial liability

This category includes the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity.

These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties and, except for the shares of Abbey amounting to GBP 325 million, are redeemable at the discretion of the issuer, based on the conditions of each issue.

The changes in the balance of this item were as follows:

	Thousands of Euros

	2005	2004

Balance at beginning of year	2,124,222	3,908,084
Inclusion of companies in the Group	—	877,477
Redemptions	(944,968)	(2,624,283)
Of which:
BSCH Finance Ltd.	(754,774)	(2,057,390)
BCH Capital Ltd.	(190,194)	—
Exchange differences and other changes	129,593	(37,056)

Balance at end of year	1,308,847	2,124,222

The detail of the issuers and of the most significant issue conditions at December 31, 2005, is as follows:

	Millions

Issuer and Issue Currency	Equivalent Euro Value	Foreign Currency	Annual Interest Rate (%)	Redemption Option (1)

Banesto Holdings Ltd. (US dollar)	66	77	10.50%	June 30, 2012
Totta Açores Financing Limited (US dollar)	127	150	8.88%	October 11, 2006
Pinto Totta International Finance Limited (US dollar)	212	250	7.77% (2)	August 1, 2007
Abbey (US dollar)	381	450	7.38%	November 9, 2006
Abbey (pound sterling)	474	325	Between 8.63% and 10.38%	No option
Valuation adjustments	49	—	—	—

Balance at end of year	1,309

(1)	From these dates, the issuer can redeem the shares, subject to prior authorization by the national supervisor.
(2)	Return until August 1, 2007. 6-month US dollar Libor + 2.75% from this date.

Back to Index

27. Tax matters
a)	Consolidated tax group

Pursuant to current legislation, the consolidated tax group includes Banco Santander Central Hispano, S.A. (as the Parent) and the Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups (as the controlled entities).

The other Group banks and companies file income tax returns in accordance with the tax regulations applicable in each country.

b)	Years open for review by the taxation authorities

At December 31, 2005, the consolidated tax group had the years from 2001 to 2005 open for review in relation to the main taxes applicable to it.

The other consolidated entities have the corresponding years open for review, pursuant to their respective tax regulations.

In 2005 there were no significant developments in the matters being contested at the different instances of the tax disputes pending resolution at December 31, 2004.

Because of the possible different interpretations which can be made of the tax regulations, the outcome of future reviews of the open years by the taxation authorities might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Group’s tax advisers consider it unlikely that such contingent liabilities will become actual liabilities, and that in any event the tax charge which might arise therefrom would not materially affect the consolidated financial statements of the Group.

c)	Reconciliation

The reconciliation of the corporation tax expense calculated at the standard tax rate to the income tax expense recognized is as follows:

	Millions of Euros

	2005	2004

Consolidated profit before tax	8,154	4,581
Corporation tax at 35%	2,854	1,603
Decreases due to permanent differences	(986)	(671)
Of which: due to effect of different tax rates	(627)	(398)

Income tax of Group companies, per local books	1,868	932

Net increases (decreases) due to other permanent differences	(539)	(383)
Other, net	62	48

Current income tax	1,391	597

Back to Index

                    The effective tax rate is as follows:

	Millions of Euros

	2005	2004

Consolidated tax group	3,287	1,770
Other Spanish entities	389	287
Foreign entities	4,478	2,524

	8,154	4,581

Income tax	1,391	597

Effective tax rate	17.1%	13.0%
d)	Tax recognized in equity

In addition to the income tax recognized in the consolidated income statements, in 2005 and 2004 the Group recognized in consolidated equity the following amounts:

	Millions of Euros

	2005	2004

Tax charged to equity	(438)	(477)
Measurement of the available-for-sale fixed-income securities	(184)	(256)
Measurement of the available-for-sale equity securities	(230)	(221)
Measurement of cash flow hedges	(24)	—

Tax credited to equity	—	1
Measurement of cash flow hedges	—	1

Total	(438)	(476)

e)	Deferred taxes

The balance of “Tax Assets” in the consolidated balance sheets includes debit balances with the taxation authorities relating to deferred tax assets. The balance of “Tax Liabilities” includes the liability for the Group’s various deferred tax liabilities.

The detail of the two balances is as follows:

	Thousands of Euros

	2005	2004

Tax assets	8,909,413	8,342,248
Of which:
Banespa	1,201,429	805,716
Abbey	1,389,931	1,196,446
Early retirements	1,285,853	1,274,476
Other pensions	1,224,935	1,255,807

Tax liabilities	2,767,228	2,870,872
Of which:
Abbey	956,995	796,339
Valuation adjustments	559,985	499,718

Back to Index

f)	Other information

In conformity with the Listing Rules Instrument 2005 published by the UK Financial Services Authority, it is hereby stated that shareholders of the Bank resident in the United Kingdom will be entitled to a tax asset in respect of the withholdings the Bank is required to make from the dividends to be paid to them. The shareholders of the Bank resident in the United Kingdom who hold their ownership interest in the Bank through Grupo Santander Nominee Service will be informed directly of the amount thus withheld and of any other data they may require to complete their tax returns in the United Kingdom. The other shareholders of the Bank resident in the United Kingdom should contact their bank or securities broker.

28. Minority interests

“Minority Interests” include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a)	Breakdown

The detail, by Group company, of the balance of “Equity - Minority Interests” is as follows:

	Thousands of Euros

	2005	2004

Banesto	767,833	671,994
Grupo Financiero Santander Serfin, S.A. de C.V. (Note 3)	609,728	345,293
Somaen-Dos, S.L. (Note 3)	435,897	389,955
Banco Santander Chile	146,192	111,002
Brazil Group	44,275	35,406
Santander BanCorp	29,539	33,107
Other companies	285,093	108,195

	2,318,557	1,694,952

Profit for the year attributed to minority interests	529,666	390,364
Of which:
Banesto Group	149,143	100,554
Grupo Financiero Santander Serfin, S.A. de C.V.	139,885	124,922
Somaen-Dos, S.L.	138,919	86,435
Banco Santander Chile	58,153	45,097
Brazil Group	11,559	12,686
Santander BanCorp	6,680	7,036

	2,848,223	2,085,316

Back to Index

b)	Changes

The changes in 2005 and 2004 in “Minority Interests” are summarized as follows:

	Millions of Euros

	2005	2004

Balance at beginning of year	2,085	1,961
Inclusion of companies in the Group and changes in scope of consolidation	34	—
Change in proportion of ownership interest	(1)	(64)
Valuation adjustments	49	(18)
Dividends paid to minority interests	(137)	(161)
Changes in share capital	(25)	32
Exchange differences and other items	313	(55)
Profit for the year attributed to minority interests	530	390

Balance at end of year	2,848	2,085

29.    Valuation adjustments

The balances of “Valuation Adjustments” include the amounts, net of the related tax effect, of adjustments to the assets and liabilities recognized temporarily in equity through the statement of changes in equity until they are extinguished or realized, when they are recognized definitively as own funds through the consolidated income statement. The amounts arising from subsidiaries, jointly controlled entities and associates are presented, on a line by line basis, in the appropriate items according to their nature.

“Valuation Adjustments” include the following items:

a)	Available-for-sale financial assets

This item includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets.

The changes in this item in 2005 and 2004 were as follows:

	Thousands of Euros

	2005	2004

Balance at beginning of year	1,936,818	2,048,689
Revaluation gains	911,814	925,454
Income tax	(23,468)	(215,770)
Taxes transferred to income	(883,474)	(821,555)

Balance at end of year	1,941,690	1,936,818

Of which:
Fixed-income	407,084	546,464
Equities	1,534,606	1,390,354
b)	Cash flow hedges

This item includes the net amount of changes in the value of financial derivatives designated as hedging instruments in cash flow hedges, for the portion of these changes considered as effective hedges (Note 11).

Back to Index

c)	Hedges of net investments in foreign operations and Exchange differences

“Hedges of Net Investments in Foreign Operations” include the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges (Note 11).

“Exchange Differences” include the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro (Note 2-a).

The changes in 2005 and 2004 in these two items were as follows:

	Thousands of Euros

	2005	2004

Balance at beginning of year	(157,467)	—
Revaluation gains (losses)	1,388,998	(160,853)
Amounts transferred to income	(166,531)	3,386

Balance at end of year	1,065,000	(157,467)

Of which:
Due to consolidation:
Subsidiaries (Note 25):	1,061,515	(154,185)
Brazil Group	544,228	10,839
Chile Group	178,260	(10,796)
Mexico Group	87,093	(65,256)
Abbey	264,769	(79,155)
Other	(12,835)	(9,817)
Associates (Note 13)	3,485	(3,282)

30.    Own funds

“Own Funds” include the amounts of equity contributions from shareholders, accumulated profit or loss recognized through the consolidated income statement, and components of compound financial instruments having the substance of permanent equity. Amounts arising from subsidiaries and jointly controlled entities are presented in the appropriate items based on their nature.

Back to Index

 The changes in the items making up “Own Funds” were as follows:

	Thousands of Euros

	Share Capital	Share Premium	Accumulated Reserves	Reserves of Entities Accounted for Using the Equity Method	Other Equity Instrumens	Treasury Shares	Profit (Loss) Attributed to the Group	Dividends and Remu- neration	Total

Balances at January 1, 2004	2,384,201	8,720,722	7,631,559	602,807	58,567	(39,122)	—	(739,101)	18,619,633
Consolidated profit for the year	—	—	—	—	—	—	3,605,870	—	3,605,870
Dividends/Remuneration	—	—	(1,444,387)	—	—	—	—	(571,561)	(2,015,948)
Issues (retirements)	742,947	11,797,995	(1,472)	—	—	—	—	—	12,539,470
Purchase and sale of own equity instruments	—	—	(39,845)	—	—	(87,378)	—	—	(127,223)
Payments with equity instruments	—	—	—	—	—	—	—	—	—
Transfers	—	(148,589)	139,840	8,749	—	—	—	—	—
Other	—	—	(29,063)	9,639	35,000	—	—	—	15,576

Balances at December 31, 2004	3,127,148	20,370,128	6,256,632	621,195	93,567	(126,500)	3,605,870	(1,310,662)	32,637,378

Consolidated profit for the year	—	—	—	—	—	—	6,220,104	—	6,220,104
Appropriation of profit for the year	—	—	3,279,608	326,262	—	—	(3,605,870)	—	—
Dividends/Remuneration	—	—	(1,721,691)	(115,582)	—	—	—	(433,537)	(2,270,810)
Issues (retirements)	—	—	(2,531)	—	—	—	—	—	(2,531)
Purchase and sale of own equity instruments	—	—	26,421	—	—	73,432	—	—	99,853
Payments with equity instruments	—	—	—	—	19,167	—	—	—	19,167
Transfers	—	—	267,052	(243,462)	(23,590)	—	—	—	—
Other	—	—	(5,351)	15,236	(11,666)	—	—	—	(1,781)

Balances at December 31, 2005	3,127,148	20,370,128	8,100,140	603,649	77,478	(53,068)	6,220,104	(1,744,199)	36,701,380

Parent	3,127,148	20,370,128	5,624,942 (* )	—	63,049	—	2,605,009	(1,744,199)	30,046,077
Subsidiaries	—	—	2,468,476	—	14,429	(53,068)	3,116,164	—	5,546,001
Jointly controlled entities	—	—	6,722	—	—	—	19,898	—	26,620
Associates	—	—	—	603,649	—	—	479,033	—	1,082,682

(*)	See Note 33.
31.	Issued capital
a)	Changes

The changes in the Bank’s share capital were as follows:

	Share Capital

	Number of Share	Par Value (Euros

Number of shares and par value of share capital at December 31, 2003	4,768,402,943	2,384,201,472
Capital increases:
Acquisition of Abbey shares (Note 3-c)	1,485,893,636	742,946,818

Number of shares and par value of share capital at December 31, 2004 and 2005	6,254,296,579	3,127,148,290

The Bank’s shares are listed on the computerized trading system of the Spanish stock exchanges and on the New York, London, Milan, Lisbon, Buenos Aires and Mexico stock exchanges, and all of them have the same features and rights. At December 31, 2005, the only shareholders with an ownership interest in the Bank’s share capital of over 3% were Chase Nominees Ltd. (with a 7.47% holding), EC Nominees Ltd. (with a 6.36% holding) and State Street Bank & Trust (with a 5.48% holding).

Back to Index

b)	Other considerations

At December 31, 2005, the additional share capital authorized by the shareholders at the Annual General Meeting of the Bank amounted to EUR 1,939 million.

The shareholders at the Annual General Meeting on June 18, 2005, resolved to increase capital by EUR 375 million, and fully empowered the Board of Directors, for a period of one year, to set and establish the terms and conditions for this capital increase in all matters not already provided for by the Annual General Meeting. In exercising these powers, the Board of Directors must determine whether the capital increase is to be performed through the issuance of new shares or by increasing the par value of the shares outstanding.

Also, the shareholders at the aforementioned Annual General Meeting authorized the Bank’s Board of Directors to issue fixed-income securities for up to a maximum amount of EUR 25,000 million or the equivalent amount in another currency, by any lawful means. The shareholders at the Annual General Meeting on June 21, 2003, authorized the Board of Directors to issue fixed-income securities convertible into new shares and/or exchangeable for outstanding shares for up to EUR 4,000 million over a five-year period, and empowered the Bank’s Board of Directors to increase capital by the required amount to cater for the requests for conversion.

At December 31, 2005, the shares of the following companies were listed on official stock markets: Banco Río de la Plata, S.A.; Banco de Venezuela, S.A.; Banco Santander Colombia, S.A.; Santander BanCorp (Puerto Rico); Grupo Financiero Santander Serfin, S.A. de C.V.; Banco Santander Chile; Cartera Mobiliaria, S.A., S.I.C.A.V.; Ajalvir S.I.C.A.V., S.A.; Santander Chile Holding, S.A.; Inmuebles B de V 1985 C.A.; Banespa; Banesto; Portada, S.A. and Capital Variable S.I.C.A.V., S.A.

The number of Bank shares owned by third parties and managed mainly by Group portfolio, collective investment institution and pension fund managers was 42,435,424, which represented 0.68% of the Bank’s share capital. In addition, the number of Bank shares owned by third parties and received as security was 17,829,400 (equal to 0.285% of the Bank’s share capital).

At December 31, 2005, the capital increases in progress at Group companies and the additional capital authorized by their shareholders at the respective Annual General Meetings were not material at Group level.

32.	Share premium

“Share Premium” includes the amount paid up by the Bank’s shareholders in capital issues in excess of the par value.

The Consolidated Companies Law expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognized and does not establish any specific restrictions to its use.

33.	Reserves
a)	Definitions

The balance of “Own Funds – Reserves – Accumulated Reserves” includes the net amount of the accumulated profit or loss recognized in previous years through the consolidated income statement that, in the distribution of profit, was appropriated to equity, and the own equity instrument issuance expenses and the differences between the selling price of treasury shares and the cost of acquisition thereof.

The balance of “Own Funds – Reserves of Entities Accounted for Using the Equity Method” includes the net amount of the accumulated profit or loss generated in previous years by entities accounted for using the equity method, recognized through the consolidated income statement.

Back to Index

b)	Breakdown

The breakdown of the balances of these items at December 31, 2005 and 2004, is as follows:

	Thousands of Euros

	2005	2004

Accumulated reserves:
Restricted reserves-
Legal reserve	625,430	625,430
Reserve for treasury shares	173,103	229,672
Revaluation reserve Royal Decree-Law 7/1996	42,666	42,666
Voluntary reserves	3,791,677	3,646,801
Consolidation reserves attributed to the Bank	992,066	260,333
Reserves at subsidiaries and jointly controlled entities	2,475,198	1,451,730

	8,100,140	6,256,632

Reserves of entities accounted for using the equity method:
Associates	603,649	621,195
Of which:
Cepsa	469,763	342,318
Unión Fenosa	—	151,092

	8,703,789	6,877,827

i.	Legal reserve

Under the Consolidated Companies Law, Spanish entities must transfer 10% of net profit for each year to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of the share capital. The legal reserve can be used to increase share capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount.

ii.	Reserve for treasury shares

Pursuant to the Consolidated Companies Law, a restricted reserve has been recorded for an amount equal to the carrying amount of the Bank shares owned by subsidiaries. This reserve will become unrestricted when the circumstances which gave rise to its mandatory recording cease to exist. Additionally, this reserve covers the outstanding balance of loans granted by the Group secured by Bank shares.

iii.	Revaluation reserve Royal Decree-Law 7/1996, of June 7

The balance of “Revaluation Reserve Royal Decree-Law 7/1996” can be used, free of tax, to increase share capital. From January 1, 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognized.

If the balance of this reserve were used in a manner other than that provided for in Royal Decree-Law 7/1996, of June 7, it would be subject to taxation.

Back to Index

iv.	Reserves at subsidiaries and jointly controlled entities

The detail, by company, of the balance of “Reserves at Subsidiaries”, based on the subsidiaries’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

	Millions of Euros

	2005	2004

Banco Español de Crédito, S.A. (Banesto) (Consolidated Group)	1,809	1,404
Banco Santander Serfin, S.A. (Consolidated Group)	998	760
Banespa (Consolidated Group)	927	678
Banco Santander Totta, S.A. (Consolidated Group)	642	554
Grupo Santander Consumer Finance, S.A.	302	292
Banco de Venezuela, S.A.C.A. (Consolidated Group)	272	195
Cartera Mobiliaria, S.A., S.I.C.A.V.	241	230
Banco Santander Chile (Consolidated Group)	215	203
Banco Santander International (United States)	138	124
Santander Central Hispano Investment, S.A.	129	129
Banco Santander (Suisse), S.A.	90	59
Banco Santander de Negocios Portugal, S.A.	44	119
Banco Río de la Plata, S.A.	(379)	(377)
Exchange differences	(3,167)	(3,167)
Consolidation adjustments and other companies	214	249

Total	2,475	1,452

Of which: restricted	556	444

34.	Other equity instruments and Treasury shares
a)	Other equity instruments

“Other Equity Instruments” include the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognized in other Own Funds items.

b)	Treasury shares

The balance of “Own Funds – Treasury Shares” includes the amount of equity instruments held by all the Group entities.

Transactions involving own equity instruments, including their issuance and cancellation, are recognized directly in equity, and no profit or loss may be recognized on these transactions. The costs of any transaction involving own equity instruments are deducted directly from equity, net of any related tax effect.

The shareholders at the Bank’s Annual General Meeting on June 18, 2005, set the maximum number of Bank shares that the Bank and/or any Group subsidiary are authorized to acquire at 5% of the fully paid share capital amount, at a minimum share price which cannot be lower than par value and a maximum share price of up to 3% higher than the quoted price on the computerized trading system of the Spanish stock exchanges at the date of acquisition.

The Bank shares owned by the consolidated companies accounted for 0.08% of issued capital at December 31, 2005 (December 31, 2004: 0.2%).

The average purchase price of the Bank shares was EUR 9.71 per share in 2005 and the average selling price was EUR 9.77 in that year (2004: EUR 9.0 and EUR 8.8, respectively).

The effect on equity arising from transactions involving Bank shares (gains of EUR 26 million in 2005 and losses of EUR 40 million in 2004) was recognized in “Reserves”.

Back to Index

35.	Off-balance-sheet items

“Off-Balance-Sheet Items” relate to balances representing rights, obligations and other legal situations that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions entered into by the consolidated entities although they may not impinge on their net assets.

The detail of off-balance-sheet items is as follows:

	Thousands of Euros

	2005	2004

Contingent exposures:
Financial guarantees	48,199,671	31,511,567
Assets earmarked for third-party obligations	24	24
Other contingent exposures	253,880	302,291

	48,453,575	31,813,882

Contingent commitments:
Drawable by third parties	77,678,333	63,110,699
Other commitments	18,584,929	11,749,833

	96,263,262	74,860,532

a)	Contingent liabilities

“Contingent Liabilities” include all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contract. The breakdown is as follows:

i. Financial guarantees

Financial guarantees are the amounts that would be payable by the consolidated entities on behalf of third parties as a result of the commitments assumed by those entities in the course of their ordinary business, if the parties who are originally liable to pay fail to do so.

The breakdown of “Financial Guarantees” is as follows:

	Millions of Euros

	2005	2004

Bank guarantees and other indemnities provided	44,251	28,534
Credit derivatives sold	180	—
Irrevocable documentary credits	3,767	2,978
Other financial guarantees	2	—

	48,200	31,512

A significant portion of these amounts will mature without any payment obligation materializing for the consolidated entities, and therefore the aggregate balance of these commitments may not be considered as an actual future need for financing or liquidity to be provided by the Group to third parties.

Income from guarantee instruments is recognized under “Fee and Commission Income” in the consolidated income statements and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee.

Back to Index

ii.	Assets earmarked for third-party obligations

“Assets Earmarked for Third-Party Obligations” include the carrying amount of the assets owned by the consolidated entities that have been earmarked for the full performance of customer transactions.

iii.	Other contingent liabilities

This item includes the amount of any contingent liability not included in other items.

b)	Contingent commitments

“Contingent Commitments” include those irrevocable commitments that could give rise to the recognition of financial assets.

The breakdown is as follows:

	Millions of Euros

	2005	2004

Drawable by third parties	77,678	63,111
Financial asset forward purchase commitments	991	1,072
Regular way financial asset purchase contracts	9,886	3,661
Securities subscribed but not paid	196	122
Securities placement and underwriting commitments	16	9
Documents delivered to clearing houses	6,030	5,646
Other contingent commitments	1,466	1,240

	96,263	74,861

Back to Index

36. Notional amounts of trading and hedging derivatives

The breakdown, by residual maturity period, of the notional and/or contractual amounts of the trading and hedging derivatives held by the Group at December 31, 2005 is as follows:

	Millions of Euros

	Within 1 Year	1 to 5 Years	5 to 10 Years	After 10 Years	Total

Unmatured foreign currency purchases and sales:
Foreign currency/euro purchases	18,570	756	198	—	19,524
Foreign currency/foreign currency purchases	36,767	1,610	—	—	38,377
Foreign currency/euro sales	11,406	724	28	—	12,158
Currency swaps:
Foreign currency/euro purchases	5,742	13,157	3,163	413	22,475
Foreign currency/foreign currency purchases	1,958	20,768	2,646	3,347	28,719
Foreign currency/euro sales	7,612	3,111	3,564	542	14,829
Securities and interest rate futures:
Bought	21,208	3,978	232	—	25,418
Sold	119,694	65,889	106	—	185,689
Securities options:
Bought	21,787	7,669	249	1	29,706
Written	20,046	11,820	1,139	65	33,070
Interest rate options:
Bought	18,467	76,679	20,952	20,356	136,454
Written	17,813	121,831	20,586	20,682	180,912
Foreign currency options:
Bought	15,163	474	1	13	15,651
Written	21,174	2,377	1	—	23,552
Other interest rate transactions:
Forward rate agreements (FRAs)	8,976	8,078	15	—	17,069
Interest rate swaps (IRSs)	338,956	563,094	215,568	128,775	1,246,393
Other	509	1,577	339	5	2,430
Commodity futures transactions	8	—	—	—	8
Other futures transactions	1,823	18,512	4,589	209	25,133

Total	687,679	922,104	273,376	174,408	2,057,567

The notional and/or contractual amounts of the aforementioned contracts do not reflect the actual risk assumed by the Group, since the net position in these financial instruments is the result of offsetting and/or combining them. This net position is used by the Group basically to hedge the interest rate, underlying asset price or foreign currency risk; the results on these financial instruments are recognized under “Gains/Losses on Financial Assets and Liabilities (Net)” in the consolidated income statements and increase or offset, as appropriate, the gains or losses on the investments hedged (Note 11).

37. Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Group is as follows:

	Millions of Euros

	2005	2004

Mutual funds	109,480	97,838
Pension funds	28,619	21,679
Assets under management	14,746	8,998

	152,845	128,515

Back to Index

38. Interest and similar income

“Interest and Similar Income” in the consolidated income statement comprises the interest accruing in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value; and the rectifications of revenue as a consequence of hedge accounting. Interest is recognized gross, without deducting any tax withheld at source.

The breakdown of the main interest and similar income items earned in 2005 and 2004 is as follows:

	Thousands of Euros

	2005	2004

Balances with the Bank of Spain and other central banks	405,610	236,530
Loans and advances to credit institutions	2,239,366	1,094,530
Debt instruments	4,337,914	3,756,255
Loans and advances to customers	21,419,575	10,435,725
Insurance contracts linked to pensions (Note 25)	106,617	108,570
Other interest	4,449,474	1,829,628

	32,958,556	17,461,238

39.    Interest expense and similar charges

“Interest Expense and Similar Charges” in the consolidated income statement includes the interest accruing in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, irrespective of measurement at fair value; the rectifications of cost as a consequence of hedge accounting; and the interest cost attributable to pension funds.

The breakdown of the main items of interest expense and similar charges accrued in 2005 and 2004 is as follows:

	Thousands of Euros

	2005	2004

Deposits from the Bank of Spain and other central banks	485,605	246,066
Deposits from credit institutions	3,106,938	1,893,700
Customer deposits	9,395,492	3,728,216
Debt securities	4,262,401	1,840,311
Subordinated liabilities	1,591,501	740,871
Pension funds (Note 25)	640,545	649,846
Equity having the substance of a financial liability	118,389	151,952
Other interest	3,199,825	1,023,814

	22,800,696	10,274,776

Back to Index

40. Income from equity instruments

This item includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance of “Income from Equity Instruments” is as follows:

	Thousands of Euros

	2005	2004

Equity instruments classified as:
Financial assets held for trading	175,577	113,262
Available-for-sale financial assets	160,033	275,776
Of which: relating to San Paolo IMI SpA	74,281	61,627

	335,610	389,038

41. Share of results of entities accounted for using the equity method – Associates

This item comprises the amount of profit or loss attributable to the Group generated during the year by associates.

The breakdown of the balance of “Share of Results of Entities Accounted for Using the Equity Method” is as follows:

	Thousands of Euros

	2005	2004

Cepsa	476,191	296,197
Unión Fenosa	78,597	88,114
Técnicas Reunidas	11,287	15,067
Alcaidesa Holding, S.A.	—	14,695
UCI	19,850	13,754
Attijariwafa	16,707	10,533
Other companies	16,534	10,651

	619,166	449,011

42.    Fee and commission income

“Fee and Commission Income” comprises the amount of all fees and commissions accruing in favor of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Back to Index

The breakdown of the balance of this item is as follows:

	Thousands of Euros

	2005	2004

Collection and payment services:
Bills	233,503	299,761
Demand accounts	544,872	446,332
Cards	1,154,443	920,713
Checks	270,891	146,915
Orders	216,340	197,818

	2,420,049	2,011,539

Marketing of non-banking financial products:
Mutual funds	1,506,585	1,192,003
Pension funds	449,326	391,182
Insurance	924,515	524,305

	2,880,426	2,107,490

Securities services:
Securities underwriting and placement	71,562	38,189
Securities trading	258,364	205,254
Administration and custody	277,556	233,950
Asset management	58,574	71,551

	666,056	548,944

Other:
Foreign exchange	62,911	40,630
Financial guarantees	255,393	255,791
Commitment fees	58,380	53,947
Other fees and commissions	1,138,471	677,788

	1,515,155	1,028,156

	7,481,686	5,696,129

43. Fee and commission expense

“Fee and Commission Expense” shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

	Thousands of Euros

	2005	2004

Fees and commissions assigned to third parties	653,362	535,293
Of which: Cards	533,333	361,134
Brokerage fees on lending and deposit transactions	134,372	121,640
Other fees and commissions	380,103	270,559

	1,167,837	927,492

Back to Index

44. Insurance activity income

This item includes the net amount of the contribution from consolidated insurance and reinsurance companies to the Group’s gross income.

	Thousands of Euros

	2005			2004

	Life	Non-Life	Total	Life	Non-Life	Total

Net premiums collected	3,781,484	200,592	3,982,076	1,997,245	213,021	2,210,266
Claims paid and other insurance-related expenses	(6,208,916)	(103,083)	(6,311,999)	(928,635)	(75,134)	(1,003,769)
Reinsurance income	52,713	35,739	88,452	6,835	7,578	14,413
Net charges to liabilities under
insurance contracts	(1,337,120)	(136,315)	(1,473,435)	(1,351,482)	(146,210)	(1,497,692)
Finance income	4,602,043	59,459	4,661,502	462,533	32,414	494,947
Finance charges	(130,509)	(568)	(131,077)	(56,470)	(321)	(56,791)

	759,695	55,824	815,519	130,026	31,348	161,374

45. Gains/losses on financial assets and liabilities

The item “Gains/Losses on Financial Assets and Liabilities” includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

The breakdown of the balance of this item, by type of instrument, is as follows:

	Thousands of Euros

	2005	2004

Fixed-income	799,627	438,782
Equities	686,852	484,012
Of which due to the sale of:
Shinsei	49,332	—
Commerzbank AG	24,424	—
Sacyr-Vallehermoso	—	46,815
Financial derivatives and other	2,744	(182,862)

	1,489,223	739,932

46. Exchange differences

“Exchange Differences” show the gains or losses on currency dealing, the differences that arise when monetary items in foreign currencies are translated into the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

Back to Index

47.   Sales and income from the provision of non-financial services and Cost of sales

These items in the consolidated income statements show, respectively, the amount of the sales of assets and income from the provision of services that constitute the typical activity of the non-financial consolidated Group entities and the related costs of sale. The main lines of business of these entities are as follows:

	Thousands of Euros

	2005		2004

Line of Business	Sales/ Income	Cost of Sales	Sales/ Income	Cost of Sales

Property	960,923	(627,904)	744,875	(500,829)
Rail transport	285,207	(233,085)	—	—
Other	165,384	(124,493)	283,583	(179,818)

	1,411,514	(985,482)	1,028,458	(680,647)

48.   Other operating income

The breakdown of the balance of this item is as follows:

	Thousands of Euros

	2005	2004

Exploitation of investment property and operating leases	4,345	3,192
Commissions on financial instruments offsetting related direct costs	154,187	118,839
Other	97,697	79,114

	256,229	201,145

49.   Personnel expenses

a)	Breakdown

The breakdown of “Personnel Expenses” is as follows:

	Thousands of Euros

	2005	2004

Wages and salaries	4,183,625	3,060,313
Social security costs	660,066	569,132
Charges to defined benefit pension provisions (Note 25)	259,459	95,799
Contributions to defined contribution pension funds	20,668	18,526
Share-based payment costs	19,167	—
Of which:
Granted to the Bank’s directors	641	—
Granted to the Bank’s senior managers	1,494	—
Other personnel expenses	674,412	580,892

	5,817,397	4,324,662

Back to Index

b)	Headcount

The average number of employees in the Group, by professional category, was as follows:

	Average Number of Employees

	2005	2004

The Bank:
Senior executives (*)	81	88
Other line personnel	15,731	16,270
Clerical staff	4,595	5,190
General services	49	59

	20,456	21,607

Banesto	10,802	11,071
Rest of Spain	3,789	3,562
Abbey	22,498	24,881
Other companies	70,863	68,753

	128,408	129,874

(*)	Categories of Deputy Assistant General Manager and above, including senior management.

The labor relations between employees and the various Group companies are governed by the related collective labor agreements or similar regulations.

Back to Index

c)	Share-based payments

In recent years the Bank has set up remuneration systems tied to the performance of the stock market price of the shares of the Bank based on the achievement of certain targets indicated below:

	Number of Shares	Euros Exercise Price		Year Granted	Employee Group	Number of Persons	Date of Commencement of Exercise Period	Date of Expiry of Exercise Period

Plans in force at January 1, 2004	25,739,966	9.38
Options exercised	(1,934,406)	(2.83)
Of which:
Plan Four	(36,000)	7.84
Managers Plan 99	(1,139,488)	2.29
Additional Managers Plan 99	(55,668)	2.41
Young Executives Plan	(563,250)	2.29
European Branches Plan	(140,000)	8.23
Options cancelled or not exercised	(2,678,810)	—

Plans in force at December 31, 2004	21,126,750	9.94

Of which:
Plan Four	228,000	7.84		1998	Managers	5	01/09/03	12/30/05
Investment Bank Plan	4,503,750	10.25		2000	Managers	56	06/16/03	06/15/05
Young Executives Plan	364,000	2.29		2000	Managers	111	07/01/03	06/30/05
Managers Plan 2000	13,341,000	10.545		2000	Managers	970	12/30/03	12/29/05
European Branches Plan	2,690,000	7.60	(*)	2002 and 2003	Managers	27	07/01/05	07/15/05

Plans in force at January 1, 2005	21,126,750	9.94

Options granted (Plan I06) (**)	99,900,000	9.07		2005	Managers	2,601	01/15/08	01/15/09

Options exercised	(15,606,000)	(9.83)
Of which:
Plan Four	(228,000)	7.84
Investment Bank Plan	—	—
Young Executives Plan	(329,000)	2.29
Managers Plan 2000	(12,389,000)	10.545
European Branches Plan	(2,660,000)	7.60	(*)

Options cancelled or not exercised	(5,520,750)	—

Plans in force at December 31, 2005	99,900,000	9.07		2005	Managers	2,601	01/15/08	01/15/09

(*)	The average exercise price ranges from EUR 5.65 to EUR 10.15 per share.
(**)	See Note 49-a-ii.

Back to Index

i.	Abbey

The option plans on shares of the Bank originally granted by management of Abbey to its employees (on Abbey shares) are as follows:

Back to Index

	Number of Shares	Pounds Sterling (*) Exercise Price	Year Granted	Employee Group	Number of Employees		Date of Commence-ment of Exercise Period	Date of Expiry of Exercise Period

Plans in force at December 31, 2004	17,675,567	3.58

Of which:
Executive Options	358,844	4.16
Employee Options	56,550	5.90
Sharesave	17,260,173	3.56

Plans in force at January 1, 2005	17,675,567	3.58

Options exercised	(1,769,216)	4.45
Of which:
Executive Options	(89,305)	4.43
Employee Options	(2,550)	5.90
Sharesave	(1,677,361)	4.45

Options cancelled or not exercised	(1,783,670)	—

Plans in force at December 31, 2005	14,122,681	3.41
Of which:
Executive Options	269,539	4.07	2003 - 2004	Managers	20		06/26/06	04/04/14
Employee Options	54,000	5.90	1996	Employees	363		01/09/01	09/08/06
Sharesave	13,799,142	3.38	1998 - 2004	Employees	8,495	(**)	04/01/05	09/01/11

(*)	At December 31, 2005, the euro/pound sterling exchange rate was EUR 1.4592/GBP 1 (December 31, 2004: EUR 1.4183/GBP 1).
(**)	Number of accounts / contracts. A single employee may have more than one account / contract.

Additionally, in 2005 the Group designed a Medium-Term Incentive Plan (MTIP) involving the delivery of Bank shares to Abbey executives. Under the plan, which will be submitted for approval by the shareholders at the next Annual General Meeting, effective allocation of the shares in 2008 is tied to the achievement of business targets by Abbey (in terms of net profit and income). At December 31, 2005, the plan had 174 beneficiaries and a total of 2,518,495 shares at an average price of GBP 7.34 per share at the grant date. Effective delivery of the shares is scheduled for 2008, provided the related targets are met (See also Note 58.6.m).

ii.	Plan I06

In 2004 a long-term incentive plan (I06) was designed which, consisting of options on shares of the Bank, is tied to the achievement of two targets: appreciation of the Bank’s share price and growth in earnings per share, in both cases above a sample of comparable banks. 2,601 Group executives are covered by this plan, with a total of up to 99,900,000 options on Bank shares at an exercise price of EUR 9.07. The exercise period is from January 15, 2008 to January 15, 2009. This plan was approved by the shareholders at the Annual General Meeting on June 18, 2005.

The fair value of the equity instruments granted (EUR 57.5 million) is charged to income (Note 49-a), with a credit to equity, in the period in which the beneficiaries provide their services to the Group.

The executive directors are beneficiaries under this plan; the number of Bank share options held by them is indicated in Note 5-d.

Back to Index

50. Other general administrative expenses
a)	Breakdown

The breakdown of the balance of “Other General Administrative Expenses” is as follows:

	Thousands of Euros

	2005	2004

Property, fixtures and supplies	913,731	542,843
Other administrative expenses	904,780	462,797
Technology and systems	480,494	326,711
Advertising	404,389	295,886
Communications	402,096	232,584
Technical reports	295,814	204,780
Per diems and travel expenses	229,496	156,811
Taxes other than income tax	183,660	125,320
Guard and cash courier services	160,276	138,539
Insurance premiums	31,305	28,934

	4,006,041	2,515,205

b)	Other information

The balance of “Technical Reports” includes the fees paid by the various Group companies (detailed in the accompanying Exhibits) to their respective auditors, the detail being as follows:

	Millions of Euros

	2005	2004 (*)

Audit of the annual financial statements of the companies audited by member firms of the Deloitte worldwide organization	15.8	15.9
Of which:
Abbey	4.9	6.5
Audit of the Bank’s individual and consolidated financial statements	1.0	1.0

Other reports required pursuant to the tax and legal regulations issued by the national supervisory agencies in the countries in which the Group operates and reviewed by firms of the Deloitte worldwide organization	3.9	4.1
Internal control audit required by the US Sarbanes-Oxley Act, with which the Group is obliged to comply in 2006	5.4	—
Fees for audits performed by other firms	0.1	0.6

	25.2	20.6

(*)	Includes the fees incurred by the Abbey Group in 2004.

The detail of the other services provided to the various Group companies in 2005 is as follows:

1.	Services provided by firms of the Deloitte worldwide organization: EUR 5.1 million (2004: EUR 7.4 million, including those relating to Abbey).

Back to Index

The services commissioned from our auditors meet the independence requirements stipulated by Law 44/2002, of November 22, on Financial System Reform Measures and by the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC). Accordingly, they did not involve the performance of any work that is incompatible with the audit function.

2.	Services provided by other audit firms: EUR 21.4 million (2004: EUR 29.8 million).
51.	Other operating expenses

The breakdown of the balance of “Other Operating Expenses” is as follows:

	Thousands of Euros

	2005	2004

Contribution to Deposit Guarantee Fund	173,696	141,617
Other	186,278	122,469

	359,974	264,086

52.	Other gains and Other losses

“Other Gains” and “Other Losses” include the income and expenses arising from non-ordinary activities not included in other items. The breakdown of the net balance of these two items is as follows:

	Thousands of Euros

Net Balance	2005	2004

On disposal of tangible assets (Note 16)	83,272	179,866
On disposal of investments	1,299,046	30,891
Of which: relating to Unión Fenosa (Note 3-c)	1,156,648	—

Other	1,134,567	711,401
Of which: gains obtained on the disposal of (Note 8):
The Royal Bank of Scotland Group plc	717,394	472,227
Auna	354,838	—
Vodafone	—	241,771
Shinsei	—	117,559

Net gains	2,516,885	922,158

Back to Index

53.	Other disclosures
a)	Residual maturity periods and average interest rates

The breakdown, by maturity, of the balances of certain items in the consolidated balance sheet at December 31, 2005 is as follows:

	Millions of Euros

	Demand	Within 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	After 5 Years	Total	Average Interest Rate

Assets:
Cash and balances with central banks	7,232	4,701	4,152	1	—	—	16,086	2.62%
Available-for-sale financial assets- Debt instruments	77	1,769	4,239	4,553	41,930	15,486	68,054	3.58%
Loans and receivables-
Loans and advances to credit institutions	4,102	20,681	9,121	7,070	5,247	845	47,066	2.93%
Loans and advances to customers	11,131	14,728	24,026	43,508	85,929	223,596	402,918	5.84%
Debt instruments	—	—	—	17	46	108	171	2.49%
Other financial assets	4,656	2,988	29	567	393	996	9,629	N/A

	27,198	44,867	41,567	55,716	133,545	241,031	543,924	5.10%

Liabilities:
Financial liabilities at amortized cost-
Deposits from central banks	396	18,262	3,773	—	—	—	22,431	2.42%
Deposits from credit institutions	3,709	50,254	20,781	11,593	6,195	1,696	94,228	2.91%
Customer deposits	166,531	42,322	39,397	25,199	16,742	1,537	291,728	3.59%
Debt securities	—	7,128	13,613	9,124	46,826	40,518	117,209	3.91%
Subordinated liabilities	—	48	175	1,437	4,240	22,863	28,763	Note 23
Other financial liabilities	7,815	971	396	1,184	893	34	11,293	N/A

	178,451	118,985	78,135	48,537	74,896	66,648	565,652	3.54%

Difference (assets less liabilities)	(151,253)	(74,118)	(36,568)	7,179	58,649	174,383	(21,728)	—

b)	Equivalent euro value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet at December 31, 2005 and 2004, based on the nature of the related items, is as follows:

	Equivalent Value in Millions of Euros

	2005		2004

	Assets	Liabilities	Assets	Liabilities

Cash and balances with central banks	11,749	—	5,721	—
Financial assets/liabilities held for trading	128,973	95,225	96,612	80,592
Other financial instruments at fair value	45,534	11,810	42,176	11,244
Available-for-sale financial assets	16,814	—	16,754	—
Loans and receivables	221,041	—	194,005	—
Investments	238	—	218	—
Tangible assets	4,745	—	6,125	—
Intangible assets	12,910	—	12,325	—
Financial liabilities at amortized cost	—	279,575	—	231,058
Liabilities under insurance contracts	—	38,247	—	37,501
Other	11,741	18,919	13,141	16,432

	453,745	443,776	387,077	376,827

c)	Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Group are measured at fair value in the accompanying consolidated balance sheet, except for loans and receivables and held-to-maturity investments, equity instruments whose market value cannot be estimated reliably and derivatives that have these instruments as their underlyings and are settled by delivery thereof.

Similarly, the Group’s financial liabilities –except for financial liabilities held for trading, those measured at fair value and derivatives having as their underlyings equity instruments whose market value cannot be estimated reliably– are measured at amortized cost in the consolidated balance sheet.

Back to Index

i)	Financial assets measured at other than fair value

Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at year-end:

	Millions of Euros

	2005		2004

Assets	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Loans and receivables:
Loans and advances to credit institutions	47,066	46,560	38,978	38,941
Money market operations through counterparties	—	—	3,908	3,908
Loans and advances to customers	402,918	404,950	346,551	347,086
Debt instruments	171	171	—	—
Other financial assets	9,629	9,629	4,996	4,996

	459,784	461,310	394,433	394,931

ii)	Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at year-end:

	Millions of Euros

	2005		2004

Liabilities	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial liabilities at amortized cost:
Deposits from central banks	22,431	22,431	8,068	8,068
Deposits from credit institutions	94,228	94,221	50,458	50,458
Money market operations through counterparties	—	—	2,499	2,499
Customer deposits (*)	291,727	291,727	262,670	263,006
Debt securities	117,209	117,117	90,803	93,493
Subordinated liabilities	28,763	29,278	27,470	28,203
Other financial liabilities	11,293	11,293	5,863	5,863

	565,651	566,067	447,831	451,590

(*)	For these purposes, the fair value of customer demand deposits is taken to be the same as its carrying amount.
54.	Geographical and business segment reporting
a)	Geographical segments

This primary level of segmentation, which is based on the Group’s management structure, comprises four segments: three operating areas plus the Financial Management and Equity Stakes Division. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom (Abbey) and Latin America.

Back to Index

The Financial Management and Equity Stakes segment includes the centralized management business relating to financial and industrial investments, the financial management of the Parent’s structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitizations. As the Group’s holding company, this segment handles its total capital and reserves, capital allocations and liquidity with other businesses.

The financial statements of each operating segment are prepared by aggregating the figures for the Group’s various business units. The basic information used for segment reporting comprises the accounting data of the legal units composing each segment and the data available from the management information systems. All segment financial statements have been prepared on a basis consistent with the accounting policies used by the Group.

Consequently, the sum of the figures in the income statements of the various segments is equal to those in the consolidated income statement. With regard to the balance sheet, due to the required segregation of the various business units (included in a single consolidated balance sheet), the amounts lent and borrowed between the units are shown as increases the assets and liabilities of each business. These amounts, which relate to intra-Group liquidity arrangements, are classified under “Loans and Advances to Credit Institutions/Deposits from Credit Institutions” and, therefore, the sum of these items exceeds the figure for the consolidated Group.

Additionally, for segment presentation purposes the own funds of each geographical unit are those reflected in their individual financial statements. These own funds are treated as capital endowments made by the Financial Management and Equity Stakes Unit which, as explained earlier, acts as the holding company for the other businesses and, therefore, reflects the Group’s total own funds.

Back to Index

The summarized balance sheets and income statements of the various geographical segments are as follows:

(Summarized) Balance Sheet	Millions of Euros

	2005					2004

	Continental Europe	Abbey	Latin America	Financial Management and Equity Stakes	Total	Continental Europe	Abbey	Latin America	Financial Management and Equity Stakes	Total

Loans and advances to customers	212,455	171,796	50,762	816	435,829	177,772	156,790	34,593	196	369,351
Financial assets held for trading (excluding loans and advances)	26,996	64,014	25,163	1,276	117,449	14,657	51,060	14,463	1,190	81,370
Available-for-sale financial assets	13,306	18	15,607	45,014	73,945	12,008	14	13,924	18,576	44,522
Loans and advances to credit institutions	71,900	13,070	22,158	15,718	122,846	71,819	21,240	21,245	9,955	124,259
Non-current assets	4,229	5,197	1,382	1,396	12,204	3,932	5,164	1,163	738	10,997
Other asset accounts	15,770	47,420	17,132	94,343	174,665	22,105	39,903	10,078	81,795	153,881

Total assets	344,656	301,515	132,204	158,563	936,938	302,293	274,171	95,466	112,450	784,380

Customer deposits	127,975	110,776	65,087	1,927	305,765	122,635	113,353	45,718	1,505	283,211
Debt securities	27,593	62,462	5,631	53,154	148,840	21,595	52,333	5,201	34,709	113,838
Subordinated liabilities	2,241	11,428	1,130	13,965	28,764	2,120	10,622	709	14,018	27,469
Liabilities under insurance contracts	6,414	36,521	1,737	—	44,672	4,844	36,446	1,054	—	42,344
Deposits from credit institutions	94,233	40,761	38,314	38,386	211,694	78,942	27,162	27,975	15,549	149,628
Other liability accounts	71,119	37,260	12,443	18,906	139,728	59,926	31,990	9,026	16,327	117,269
Own funds	15,081	2,307	7,862	32,225	57,475	12,231	2,265	5,783	30,342	50,621
Off-balance-sheet customer funds	97,141	5,999	49,705	—	152,845	89,567	5,059	33,889	—	128,515

Total funds under management	441,797	307,514	181,909	158,563	1,089,783	391,860	279,230	129,355	112,450	912,895

Back to Index

	Millions of Euros

	2005					2004

(Summarized) Income Statement	Continental Europe	Abbey	Latin America	Financial Management and Equity Stakes	Total	Continental Europe	Abbey	Latin America	Financial Management and Equity Stakes	Total

NET INTEREST INCOME	5,398	1,891	3,946	(742)	10,493	4,770	—	3,328	(522)	7,576
Share of results of entities accounted for using the equity method	26	2	7	584	619	33	—	4	412	449
Net fee and commission income	3,331	958	2,043	(18)	6,314	3,142	—	1,639	(12)	4,769
Insurance activity income	116	589	109	2	816	87	—	78	(4)	161
Gains/losses on financial assets and liabilities and Exchange differences	512	347	755	(49)	1,565	404	—	458	239	1,101
GROSS INCOME	9,383	3,787	6,860	(223)	19,807	8,436	—	5,507	113	14,056
Sales and income from the provision of non- financial services (net) and Other operating income/expense	351	52	(91)	10	322	313	—	(44)	16	285
Non-financial personnel expenses	(47)	(8)	—	(19)	(74)	(72)	—	(1)	(16)	(89)
Non-financial general expenses	(24)	(8)	—	(16)	(48)	(34)	—	(4)	(18)	(56)
General administrative expenses:
Personnel expenses	(2,563)	(1,228)	(1,770)	(183)	(5,744)	(2,502)	—	(1,541)	(193)	(4,236)
Other administrative expenses	(1,171)	(1,071)	(1,545)	(171)	(3,958)	(1,097)	—	(1,256)	(106)	(2,459)
Depreciation and amortization	(499)	(117)	(330)	(74)	(1,020)	(514)	—	(287)	(38)	(839)
NET OPERATING INCOME	5,430	1,407	3,124	(676)	9,285	4,530	—	2,374	(242)	6,662
Net impairment losses	(973)	(318)	(442)	(74)	(1,807)	(1,265)	—	(397)	(181)	(1,843)
Other gains/losses	(43)	76	(214)	857	676	(47)	—	(112)	(79)	(238)
PROFIT BEFORE TAX	4,414	1,165	2,468	107	8,154	3,218	—	1,865	(502)	4,581
PROFIT FROM
CONTINUING OPERATIONS	3,148	811	2,006	798	6,763	2,272	—	1,650	63	3,985
CONSOLIDATED PROFIT FOR THE YEAR	3,135	811	2,006	798	6,750	2,272	—	1,661	63	3,996
Profit attributed to the Group	2,983	811	1,776	650	6,220	2,159	—	1,470	(23)	3,606
b)	Business segments

At this secondary level of segment reporting, the Group is structured into Retail Banking, Asset Management and Insurance and Global Wholesale Banking; the sum of these three segments is equal to that of the three primary operating geographical segments. Total figures for the Group are obtained by adding to the business segments the data for the Financial Management and Equity Stakes segment.

Back to Index

The Retail Banking segment encompasses the entire retail banking business (except for the Corporate Banking business managed globally using a relationship model specifically developed by the Group in recent years).

The Asset Management and Insurance segment includes the contribution to the Group of the design and management of the mutual fund, pension and insurance businesses of the various units.

The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment and Markets Banking worldwide, including all the globally managed treasury departments and the equities business.

The summarized income statements and other significant data are as follows:

	Millions of Euros

	2005					2004

(Summarized) Income Statement	Retail Banking	Asset Management and Insurance	Global Wholesale Banking	Financial Management and Equity Stakes	Total	Retail Banking	Asset Management and Insurance	Global Wholesale Banking	Financial Management and Equity Stakes	Total

NET INTEREST INCOME	10,766	(146)	615	(742)	10,493	7,404	17	677	(522)	7,576
Share of results of entities Accounted for using the equity method	35	—	—	584	619	42	(5)	—	412	449
Net fee and commission income	5,191	668	473	(18)	6,314	3,937	452	392	(12)	4,769
Insurance activity income	—	814	—	2	816	—	165	—	(4)	161
Gains/losses on financial assets and liabilities and Exchange differences	927	32	655	(49)	1,565	323	11	528	239	1,101
GROSS INCOME	16,919	1,368	1,743	(223)	19,807	11,706	640	1,597	113	14,056
Sales and income from the provision o non- financial services (net) and Other operating income/expense	335	—	(23)	10	322	292	1	(24)	16	285
Non-financial personnel expenses	(55)	—	—	(19)	(74)	(73)	—	—	(16)	(89)
Non-financial general Expenses	(32)	—	—	(16)	(48)	(38)	—	—	(18)	(56)
General administrative expenses:
Personnel expenses	(4,914)	(308)	(339)	(183)	(5,744)	(3,593)	(151)	(299)	(193)	(4,236)
Other administrative expenses	(3,228)	(355)	(204)	(171)	(3,958)	(2,067)	(99)	(187)	(106)	(2,459)
Depreciation and amortization	(870)	(20)	(56)	(74)	(1,020)	(735)	(16)	(50)	(38)	(839)
NET OPERATING INCOME	8,155	685	1,121	(676)	9,285	5,492	375	1,037	(242)	6,662
Net impairment losses	(1,669)	—	(64)	(74)	(1,807)	(1,502)	2	(162)	(181)	(1,843)
Other gains/losses	(196)	3	12	857	676	(156)	(6)	3	(79)	(238)
PROFIT BEFORE TAX	6,290	688	1,069	107	8,154	3,834	371	878	(502)	4,581
Other business aggregates:
Total assets	627,954	9,172	141,249	158,563	936,938	531,345	6,959	133,627	112,449	784,380
Loans and advances to customer	407,660	194	27,159	816	435,829	344,544	477	24,134	196	369,351
Customer deposits	269,146	21	34,671	1,927	305,765	244,397	36	37,273	1,505	283,211

Back to Index

55. Related-party transactions

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its Board of Directors and the General Managers, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties at December 31, 2005, distinguishing between associates and jointly controlled entities, members of the Bank’s Board of Directors, the Bank’s General Managers, and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm’s length transactions or were charged to the related compensation in kind.

	Millions of Euros

	Associates and Jointly Controlled Entities	Members of the Board of Directors	General Managers	Other Related Parties

Assets:
Loans and advances to credit institutions	1,864	—	—	958
Loans and advances to customers	215	2	8	100
Liabilities:
Deposits from credit institutions	(64)	—	—	(979)
Customer deposits	(25)	(98)	(7)	(68)
Income statement:
Interest and similar income	19	—	—	29
Interest expense and similar charges	(1)	(3)	—	(12)
Fee and commission income	10	1	—	1
Fee and commission expense	(1)	—	—	—
Other:
Contingent liabilities	96	—	—	45
Contingent commitments	117	—	—	477
56. Risk management

One of the cornerstones of the Santander Group’s business strategy is excellent risk management, which is an essential requisite for the creation of value.

Back to Index

The Group bases its risk management policy on the following principles:

1.

Functional independence within a shared hierarchy. While targets and methodology are defined by the Risk Division, the organizational structure is adapted to the commercial strategy and the customer proximity approach, and the Group’s risk quality criteria prevail.

2.	Executive capacity supported by knowledge of and proximity to customers and by decisions taken collectively through the related Risk Committees.
3.	Global scope (different types of risk) and single function for customer treatment (non-acceptance of risks from various units), without detriment to specialization by risk type or customer segment.
4.	Collective decisions (even at branch level) which ensure different opinions are taken into account and avoid jeopardizing results through decisions taken individually.
5.	Medium-low risk profile as a target, without overlooking the predictable nature of risk, which entails a culture of consistency with a series of policies and procedures, including most notably:
a.	Strong emphasis on risk monitoring to prevent loan impairment sufficiently in advance.
b.	Risk diversification designed to generally limit the Group’s share of lending in the credit system.
c.	Avoidance of exposure to companies with insufficient credit ratings or scorings, even when this might entail a risk premium proportionate to the internal rating.

For many years the Group has managed risk using a series of techniques and tools, the most noteworthy of which are as follows:

1.

Internal rating models based on qualitative and quantitative weighting of risk which, by assessing the various risk components by customer and transaction, make it possible to estimate, firstly, probability of default and, subsequently, expected loss, based on loss severity analyzes.

2.	Return on risk-adjusted capital (RORAC), which is used both as a transaction pricing tool (bottom-up) and in the analysis of portfolios and units (top-down).
3.

Economic capital, which, estimated by assessing all kinds of risk, serves as a yardstick for management performance and the returns obtained in the Group’s various building blocks. It is also used in the loan approval and credit limit establishment processes for the overall pre-classification of major customers.

4.	Value at Risk, which is used for controlling market risk and setting the market risk limits for the various trading portfolios.
5.	Stress testing, which, supplementing market and credit risk analyzes, permits the assessment of the impact of alternative scenarios, even on provisions and capital.
a)	Organization of the risk function

The governing bodies and senior management of the Santander Group have the skills and knowledge required to discharge their functions in the efficient, objective and independent manner required to oversee the development of the Organization’s overall strategy.

The duties delegated to the Risk Committee by the Board of Directors are as follows:

1.	To establish the Group’s risk policies.
2.	To monitor that the risk assumed remains within the limits set.
3.	To empower lower-ranking committees to manage certain risks, and to take decisions on transactions exceeding the scope of these committees.

Back to Index

4.	To conduct systematic reviews of the Group’s exposure to its main customers, economic sectors, geographical areas, types of risk and other variables.
5.	To peruse, assess and implement observations and recommendations of the supervisory authorities.
6.	To ascertain and monitor the Group’s risk targets, management tools, improvements, projects and any other actions taken in the risk area.

The Risk Division reports directly to the third Vice-Chairman and Chairman of the Risk Committee.

The Group’s Risk Division is divided into two Units:

1.

The Risk Unit is responsible for the executive functions of credit and financial risk management and is adapted, by customer type, activity and geographical area, to the structure of the business (global view/local view).

2.

The Internal Control and Integral Valuation of Risk Unit has the responsibilities and functions characteristic of an independent unit. In keeping with BIS II, it is entrusted with the qualitative and quantitative validation of the internal risk models, is responsible for operational risk, estimates risk parameters for capital calculation purposes, and other variables.

b)	Global risk profile analysis

The detail, by type of risk and business unit, of the Group’s risk profile at December 31, 2005, taking into account all its activities and measured in terms of economic capital use, is shown in the tables  below:

Credit risk	55.4%
Market risk (equities)	11.4%
Other market risks	7.6%
Structural interest risk	8.4%
Business risk	8.4%
Operational risk	6.8%
Insurance risk (Abbey)	2.0%

Latin America	32.5%
Financial Management and Equity Stakes	17.8%
Abbey	14.2%
Santander Network in Spain	11.1%
Banesto	8.9%
Wholesale Banking in Spain (*)	7.0%
Portugal	4.2%
Santander Consumer	3.8%
Asset Management and Insurance - Spain	0.4%
Banif Group	0.1%
(*)	Global Wholesale Banking represents 13.5%.

Credit exposure continues to be the main source of risk for the Group, accounting for 55% of total economic capital, followed by the market risk on equities (11% of the total, 2004: 23%) and on trading positions (8%). Other risks (which for the first time include Abbey’s insurance business risk) represent the remaining 26%.

Back to Index

c)	Credit risk

Credit risk is based on the possibility of loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Group.

The Group has a global vision of risk and of risk management which it implements at local level. The risk function is structured on the basis of common principles and organizational criteria shared by the various Group entities. In order to perform this function adequately, the Group has a series of policies, procedures and management tools which, based on a common basic model, are adapted to cater for the specific needs of each market.

Credit risk at the Group is also managed on an integrated basis, taking into consideration its correlation with other risks and assessing the return on risk-adjusted capital of the various exposures.

The Group’s credit risk management is also characterized by its proactive nature throughout the lending cycle (approval, monitoring and recovery). In the approval phase, customers are pre-classified in order to ensure a prompt response to business needs. In the subsequent monitoring phase, changes in exposure are constantly assessed, portfolios are actively managed and, if any signs of potential loan impairment are detected, early action is taken to mitigate the risks and reduce the exposure, with a view to ultimately reducing the potential loss and optimizing the risk/return ratio.

	Santander Group – Gross Credit Risk Exposure

	Customer Drawdowns	Drawable by Customers	Fixed-Income Sovereign (Excl. Trad.)	Fixed-Income Private (Excl.Trad.)	Credit Institution Drawdowns (c)	Drawable by Credit Institutions	Derivatives and Repos (REC) (d)	Total	%

Spain	195,806	47,254	44,739	5,161	16,894	1,112	13,996	324,962	47.8%

Parent bank	119,127	32,722	38,108	2,719	13,469	885	9,187	216,217	31.8%
Banesto	56,477	8,700	6,470	2,255	1,559	208	4,773	80,442	11.8%
Other	20,202	5,832	161	187	1,866	19	36	28,303	4.2%

Other European countries	205,678	10,803	766	9,003	6,947	—	10,105	243,302	35.8%

Germany	12,912	1,716	20	20	279	—	6	14,953	2.2%
Portugal	27,825	4,739	682	1,455	2,400	—	1,024	38,125	5.6%
United Kingdom (Abbey)	154,914	4,010	—	7,528	3,680	—	8,045	178,177	26.2%
Other	10,027	338	64	—	588	—	1,030	12,047	1.8%

Latin America	55,010	18,220	12,124	2,506	13,423	34	5,167	106,484	15.7%

Brazil	12,541	3,056	5,363	447	4,990	—	810	27,207	4.0%
Chile	15,914	3,254	181	939	1,681	1	2,587	24,557	3.6%
Mexico	13,882	9,272	4,670	63	4,107	33	1,465	33,492	4.9%
Puerto Rico	6,804	1,360	322	1,057	159	—	287	9,989	1.5%
Venezuela	2,269	835	1,113	—	1,675	—	—	5,892	0.9%
Other	3,600	443	475	—	811	—	18	5,347	0.8%

Rest of the world	1,246	257	70	1,396	2,411	—	86	5,466	0.8%

Total Group	457,740	76,534	57,699	18,066	39,675	1,146	29,354	680,214	100%

%/total	67.3%	11.3%	8.5%	2.7%	5.8%	0.2%	4.3%	100.0%

(a)	Data at December 31, 2005. Derivatives expressed in credit risk equivalent. Excluding doubtful assets.
(b)	Including repos.
(c)	Derivatives expressed in equivalent credit risk (including repos).
(d)	Expressed in equivalent credit risk.

Spain accounts for 47.8% of the Group’s gross credit risk exposure, followed by Other European Countries, with 35.8%, including a notable contribution from the United Kingdom due to the integration of Abbey. Taken as a whole, Europe represents 83.5% of total credit risk exposure. Latin America, in which investment-grade countries (Mexico, Chile and Puerto Rico) feature predominantly, accounts for 15.7% of total exposure, whereas countries with lower credit ratings represent only 5.7%.

Back to Index

The rating distribution in the customer portfolio is typical of a bank which focuses predominantly on Retail Banking. Most of the ratings below BBB relate to SME portfolios, consumer loans, cards and certain of the Group’s mortgage portfolios. These exposures are highly atomized, entail a lower proportional utilization of capital and have expected losses that are amply covered by the spread on transactions.

Approximately 81% of total risk exposure to customers relates to the SME and individuals financing segments, which underlines the predictable nature of the Santander Group’s credit risk.

i.	Customer segmentation for credit risk management

Credit risk management is tailored to the requirements of the various customer risk management areas and the specific features of the products.

The Wholesale and Corporate Banking Risk Area deals with the Group’s global customers (such as government agencies, large corporations and multinational financial groups) and the segment of companies classified into portfolios. For large corporate groups, a pre-classification model is used (which sets a maximum internal risk limit), based on an economic capital measurement and monitoring system. Specialized treatment is given to financial institutions and the technical monitoring of structured financing has been optimized. The Wholesale and Corporate Banking Risk Area continues to encourage the identification of business opportunities to enhance the Group’s business approach by setting common business and risk targets, in keeping with the business area support strategy.

The simplified pre-classification model implemented for this segment in the past, aimed at companies meeting certain requirements (high level of knowledge and credit rating) has once again contributed positively to the improved efficiency of the loan approval circuits.

The Standardized Risk Area deals with retail customers (small enterprises, businesses and individuals), which are managed locally using centrally-designed policies and guidelines and with the support of automatic assessment and decision systems which permit efficient and cost-effective risk treatment.

	Management	Assessment Tool	Analysis Approach

Governments, Financial Institutions and Global Corporations	Centralized - Group	Rating	100% analyst judgment
Local Corporations	Centralized - Entity	Rating	100% analyst judgment
Enterprises	Decentralized	Scoring	Automatic assessment (quantitative areas) + analyst judgment (quantitative areas)
Microenterprises and Businesses	Decentralized	Scoring	Automatic assessment
Individuals	Decentralized	Scoring	Automatic assessment

ii.	Rating tools

Since 1993 the Group has used proprietary internal rating models to measure the degree of risk inherent in a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of historical experience. More than 140 internal rating models are used in the Group’s loan approval and risk monitoring process.

Back to Index

As regards the Bank’s operations in Spain, on an internal credit rating scale from 1 to 9 (9 being the highest score), more than 73% of the balances are held with companies with a credit rating of 6 or above.

iii.	Quantification of the risk premium

The Santander Group’s risk policy focuses on maintaining a predictable medium-low risk profile for both credit and market risk.

With regard to credit risk, this qualitative objective can be quantified in terms of expected loss. Thus, the target expected loss (cost of credit or risk premium) for the business in Spain should be around 0.40% of credit risk exposure, and that for the Group as a whole should not exceed 0.75%.

iv.	Concentration risk

The Group constantly monitors the degree of concentration, by geographical area/country, economic sector, product and customer group, of its credit risk portfolios.

The Board’s Risk Committee establishes the risk policies and reviews the exposure limits required to ensure adequate management of credit risk portfolio concentration.

d)	Market risk
i	Activities subject to market risk

The measurement, control and monitoring of financial risks cover all types of operations where equity risk is assumed. The risk arises from changes in the price of risk factors –interest rate, foreign currency equities and the volatility thereof– and from the solvency and liquidity risk of the various products and markets in which the Group operates.

The activities are segmented by risk type as follows:

-	Treasury:
1.	Trading: this heading includes financial services for customers, trading operations and short-term positioning in liquid fixed-income, equity and foreign currency products.
2.	Proprietary treasury: longer-term positions in fixed-income products.
-	Structural risk: this relates to activities whose main risk arises from changes in interest rates; the positions taken are medium to long-term and, therefore, are not treated as held for trading.
1.

Balance sheet management: interest rate risk and liquidity risk arising as a result of the maturity and repricing gaps of assets and liabilities. This heading also includes the active management of the credit risk inherent in the Group’s balance sheet. The Financial Management area is responsible for managing these structural risks centrally through the application of uniform methodologies adapted to the situation of each market in which the Group operates. Decisions affecting the management of these risks are taken through the ALCO Committees in the respective countries and, ultimately, by the Parent’s Markets Committee. The aim pursued by Financial Management is to ensure the stability and recurring nature of the Group’s net interest margin and economic value, whilst maintaining adequate liquidity and solvency levels.

2.

Structural foreign currency risk/hedges of results: foreign currency risk arising from the currency in which investments in consolidable and non-consolidable companies are made (Structural Exchange Rate). This heading also includes the positions taken to hedge the foreign currency risk on future income generated in currencies other than the euro (hedges of results).

Back to Index

3.	Structural equities risk: this heading includes equity investments in non-consolidated financial and non-financial companies that give rise to equities risk.

Each of these activities is measured and analyzed using different tools in order to reflect their risk profiles as accurately as possible.

ii.	Methodologies
(a)	Trading

The standard methodology applied to trading activities by the Santander Group in 2005 was Value at Risk (VaR) based on the standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were applied that enable the most recent development that condition the level of risk assumed to be quickly and efficiently included.

Also, if the size or nature of the portfolios so require, the Group can apply other methodologies such as Monte Carlo simulation and parametric models.

VaR is not the only measure. It is used because it is easy to calculate and because of its capacity to measure the level of risk incurred by the Group, but other indicators are used simultaneously enabling the Group to exercise greater risk control in all the markets in which it operates.

One of these tools is scenario analysis, which consists of establishing alternative assumptions regarding changes in financial variables and determining their impact on results. These scenarios can replicate past events (such as crises) or situations that are unrelated to past events. A minimum of three types of scenarios are defined (plausible, severe and extreme) and, together with VaR, a much more complete spectrum of the risk profile can be obtained.

The positions are monitored on a daily basis through an exhaustive control of the changes in the portfolios in order to detect possible incidences for their immediate correction. The daily preparation of an income statement is an excellent risk indicator, insofar as it allows us to see and detect the impact of changes in financial variables or portfolios.

(b)	Balance sheet management
1.	Interest rate risk

The Group analyzes the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and repricing gaps in the different balance sheet items.

Directional portfolios, because of their very nature, are managed by Treasury, whereas the balance sheet is managed by Financial Management, based on the resolutions adopted by the ALCOs.

On the basis of the balance-sheet interest rate position, and considering the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Bank. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products. This activity acquires particular importance in low-interest scenarios (such as that prevailing today), when the margins of Retail Banking are subject to downward pressure.

The measures used by the Group to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin and market value of equity to changes in interest rates, the duration of own funds, Value at Risk (VaR), and scenario analysis.

Back to Index

(i)	Interest rate gap of assets and liabilities

The interest rate gap analysis focuses on the mismatches between the revaluation periods of on-balance-sheet assets and liabilities and of off-balance-sheet items. This analysis facilitates a basic snapshot of the balance sheet structure and enables concentrations of interest rate risk to be detected in the different maturity periods. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the entity’s net interest margin and market value of equity.

All the on- and off-balance-sheet aggregates are broken down so that they can be placed at the point of repricing or maturity. In the case of the aggregates that do not have a contractual maturity date, an internal model is used to analyze and estimate the duration and sensitivity thereof.

(ii)	Sensitivity of net interest margin (NIM)

The sensitivity of the net interest margin measures the change in the expected accruals for a specific period (12 months) given a shift in the interest rate curve.

The sensitivity of the net interest margin is calculated by simulating the margin both for a scenario of changes in the interest rate curve and for the current scenario, the sensitivity being the difference between the two margins so calculated.

(iii)	Sensitivity of market value of equity (MVE)

The sensitivity of the market value of equity is a complementary measure to the sensitivity of the net interest margin.

This sensitivity measures the interest rate risk implicit in the market value of equity based on the effect of changes in interest rates on the present values of financial assets and liabilities.

(iv)	Value at Risk (VaR)

The Value at Risk for balance sheet aggregates and investment portfolios is calculated by applying the same standard as that used for Trading: historical simulation with a confidence interval of 99% and a time horizon of one day. Statistical adjustments were made to enable the effective and rapid incorporation of the most recent events that determine the level of risk assumed.

(v)	Scenario analysis

Two interest rate performance scenarios are established: maximum volatility and sudden crisis. These scenarios are applied to the activities under analysis, thus obtaining the impact on the market value of equity and the net interest margin projections for the year.

2.	Liquidity risk

Liquidity risk is associated with the Group’s capacity to finance its commitments at reasonable market prices and to carry out its business plans with stable sources of funding. The Group permanently monitors maximum gap profiles.

The measures used to control liquidity risk in Balance Sheet Management are the liquidity gap, liquidity ratios, stress scenarios and contingency plans.

(i)	Liquidity gap

The liquidity gap provides information on contractual and expected cash inflows and outflows for a given period for each currency in which the Group operates. The gap measures cash requirements or surpluses at a given date and reflects the liquidity level maintained under normal market conditions.

The Group conducts two types of liquidity gap analyzes:

-

Contractual liquidity gap: all the on- and off-balance-sheet items are analyzed, provided that they generate cash flows, and placed at the point of contractual maturity. For assets and liabilities without contractual maturities, an internal analysis model is used based on a statistical study of the time series of the products, and the so-called stable or instable balance for liquidity purposes is determined.

Back to Index

-

Operational liquidity gap: this is a scenario in normal liquidity profile conditions, since the cash flows of the on-balance-sheet items are placed in the point of probable liquidity rather than in the point of contractual maturity. In this analysis the definition of behavior scenario (renewal of liabilities, discounts in portfolio disposals, renewal of assets, etc.) is the fundamental point.

(ii)	Liquidity ratios

The liquidity ratio compares liquid assets available-for-sale or transfer (after the relevant discounts and adjustments have been applied) with the total amount of liabilities (including contingencies). This ratio shows, by functional currency, the level of immediate response of the Group to firm commitments.

Cumulative net illiquidity is defined as the 30-day cumulative gap obtained from the modified liquidity gap. The modified contractual liquidity gap is calculated on the basis of the contractual liquidity gap and placing liquid assets in the point of settlement or transfer rather than in the point of maturity.

(iii)	Scenario analysis/Contingency Plan

The Group’s liquidity management focuses on adopting all the measures required to prevent a crisis. It is not always possible to predict the causes of a liquidity crisis and, accordingly, contingency plans focus on the modeling of potential crises by analyzing various scenarios, identifying crisis types, internal and external communications, and individual responsibilities.

The Contingency Plan covers the activity of a local unit and of the head offices. At the first sign of crisis, it specifies clear lines of communication and suggests a wide range of responses to different levels of crisis.

Since a crisis can occur locally or globally, each local unit must prepare a Contingency Funding Plan, in which it indicates the amount of aid or funding that might be required from headquarters during a crisis. Each local unit must inform headquarters (Madrid) of its Contingency Plan at least every six months so that it can be reviewed and updated. However, these plans must be updated more frequently if market conditions make this advisable.

(c)	Structural foreign currency risk / Hedges of results / Structural equities risk

These activities are monitored by measuring positions, VaR and results.

iii.	Risks and results in 2005
(a)	Trading

The average VaR profile assumed in 2005 was USD 19.3 million.

Back to Index

(b)	Balance sheet management
1.	Europe

At the end of December 2005, in the convertible currency balance sheet, the sensitivity of the net interest margin at one year to parallel increases of 100 b.p. was negative by EUR 615 million, of which approximately 70% related to the Bank. This global risk position basically represents the concentration of a greater volume of liabilities in a time horizon of 12 months vis-à-vis the assets repriced in this period.

For the same perimeter the sensitivity of the value to parallel increases of 100 b.p. in the curve amounted to EUR 55.6 million at December 31, 2005.

2.	Latin America

The interest rate risk in Balance Sheet Management portfolios in Latin America, measured in terms of sensitivity of the net interest margin at one year to a parallel increase of 100 b.p. in the interest rate curve, remained at low levels throughout 2005, fluctuating within a narrow band. Measured in terms of value sensitivity, it rose gradually in the second half of the year, due mainly to the increase in the positions taken in local-currency government securities in Mexico and Brazil in order to cover possible future margin losses.

At the end of December the risk consumption for the region, measured as the MVE sensitivity to 100 b.p., stood at EUR 387 million, while the net interest margin risk at one year, measured as the sensitivity of this margin to 100 b.p., stood at EUR 22 million.

e)	Operational risk

The Group defines operational risk as “the risk of loss resulting from deficiencies or failures of internal processes, human resources or systems or that arising due to external causes”. This risk relates to events of a purely operational nature, which differentiates it from market or credit risk. The Group’s aim in operational risk control and management is to identify, assess, mitigate and monitor this risk.

The overriding requirement for the Group, therefore, is to identify and eliminate any clusters of operational risk, irrespective of whether losses have been incurred. Measurement of this risk also facilitates its management, since it enables priorities to be established and decisions to be hierarchized.

In principle, the Group has chosen to calculate its operational risk capital using the Standard Approach; however, it does not rule out the possibility of resorting to the Internal Model in the future.

The organizational structure of operational risk at the Santander Group is based on the following principles: (i) the Risk Division discharges the function of assessing and controlling this risk; (ii) the Central Unit, within the Risk Division, that supervises operational risk is responsible for the Entity’s global corporate programme; (iii) the effective operational risk management structure is based on the knowledge and experience of the executives and professionals in the Group’s various areas and units, a major role being played by the operational risk coordinators, the key figures in this organizational framework.

This organizational framework meets the qualitative requirements of the New Basel Capital Accord (BIS II document, revised June 2004) for Standard and Advanced Measurement Approaches and the Expert Group on Capital Requirements Directive (CEBS document, June 2005). In this connection, the independence of Internal Audit vis-à-vis operational risk management is maintained, without detriment to the effective review performed by it of the operational risk management structure.

Back to Index

f)	Reputational risk

The Santander Group considers the reputational risk function to be an essential component of actions taken in all areas of its organization. The main body responsible for managing reputational risk is the Global New Products Committee (CGNP). Any new product or service that a Santander Group entity intends to market must be authorized by this Committee.

In 2005 the Committee held 13 meetings at which a total of 126 products or product families were analyzed.

A Local New Products Committee is set up in each country in which a Santander Group entity is based. Once a new product or service has undergone the required procedures, this Committee must seek the approval of the Global New Products Committee. In Spain, the functions of the Local New Products Committee are discharged by the Global New Products Committee.

The areas represented on the Global New Products Committee, which is chaired by the General Secretary, are: Tax Advisory, Legal Advisory, Customer Care, Internal Audit, Retail Banking, Global Corporate Banking, International Private Banking, Financial Accounting and Control Unit, Financial Transactions and Markets, Operations and Services, Organization, Anti-Money-Laundering, Global Wholesale Banking Risks, Credit Risk, Financial Risks, Operational Risk, Technology, Global Treasury and, lastly, the unit proposing the new product or the Local New Products Committee.

Before a new product or service is launched, the aforementioned areas, together with any independent experts required to correctly evaluate the risks incurred, conduct an exhaustive analysis of all the matters involved and express their opinion as to whether the product or service should be marketed.

On the basis of the documentation received, the Global New Products Committee, after checking that all requirements for the approval of the new product or service have been met and considering the risk guidelines established by the Santander Group’s Risk Committee, either approves, rejects or sets conditions for the proposed new product or service.

The Global New Products Committee pays particular attention to the suitability of the new product or service for the environment in which it is to be marketed.

57.	Transition to International Financial Reporting Standards

Following is a detail of how the transition from the former accounting principles (Bank of Spain Circular 4/1991) to the IFRS adopted by the European Union have affected the main accounting aggregates previously reported by the Group.

Following is a reconciliation of the balances in the consolidated balance sheet and consolidated income statement, the definitions being as follows:

-	Closing balances: the balances in the Group’s consolidated financial statements prepared in accordance with the former accounting principles and standards (Bank of Spain Circular 4/1991).
-	Reclassifications: changes arising from the new financial statement presentation format.
-	Adjustments: changes arising from the measurement bases and accounting policies modified by the new standards (Bank of Spain Circular 4/2004).
-	Opening balances: those resulting from considering the effect of the adjustments and reclassifications on the closing balances.
-	Ref.: reference to the comment explaining the nature of the most significant adjustments.

Back to Index

a)	Consolidated balance sheet: reconciliation at January 1, 2004 – Assets, liabilities and equity

	Millions of Euros

	Closing Balances	Effects of Changes		Opening Balances

		Reclassifications	Adjustments		Ref.

Cash and balances with central banks	8,907	9	—	8,916
Government debt securities	31,109	(31,109)	—	—
Financial assets held for trading	—	22,008	460	22,468	(ii)
Due from credit institutions	37,618	(37,618)	—	—
Debentures and other fixed-income securities	44,277	(44,277)	—	—
Other financial assets at fair value through profit or loss	—	2,514	—	2,514
Available-for-sale financial assets	—	67,543	3,223	70,766	(iii)
Loans and receivables	—	222,209	3,812	226,021	(i), (iv), (vii)
Loans and credits	172,504	(172,504)	—	—
Hedging derivatives	—	318	75	393
Non-current assets held for sale	—	1,722	—	1,722
Common stocks and other equity securities	10,064	(10,064)	—	—
Investments	4,266	(935)	148	3,479
Investments in Group companies	1,068	(1,068)	—	—
Insurance contracts linked to pensions	—	2,866	—	2,866
Reinsurance assets	—	51	—	51
Tangible assets	4,584	983	(156)	5,411
Intangible assets (new standards)	—	6,598	(1,413)	5,185	(vi)
Intangible assets (former standards)	474	(474)	—	—
Consolidation goodwill	7,385	(7,385)	—	—
Tax assets	—	4,643	2,588	7,231	(viii)
Prepayments and accrued income	6,919	(2,061)	(50)	4,808
Other assets	17,984	(13,156)	(185)	4,643
Treasury shares	10	(10)	—	—
Accumulated losses at consolidated companies	4,622	(4,622)	—	—

Total assets	351,791	6,181	8,502	366,474

Financial liabilities held for trading	—	9,014	1,025	10,039	(ii)
Financial liabilities at amortized cost	—	293,460	3,803	297,263	(vii)
Due to credit institutions	75,580	(75,580)	—	—
Customer deposits	159,336	(159,336)	—	—
Marketable debt securities	44,441	(44,441)	—	—
Subordinated liabilities	11,221	(11,221)	—	—
Hedging derivatives	—	534	8	542
Liabilities associated with non-current assets held for sale	—	—	—	—
Liabilities under insurance contracts	—	7,461	2	7,463
Provisions	12,728	1,182	889	14,799	(v)
Tax liabilities	—	889	1,327	2,216	(viii)
Accrued expenses and deferred income	7,540	(2,773)	(29)	4,738
Other liabilities	10,429	(7,409)	(138)	2,882
Equity having the substance of a financial liability	—	3,908	—	3,908
Minority interests	5,440	(3,501)	22	1,961
Valuation adjustments	—	—	2,043	2,043
Negative consolidation difference	14	(14)	—	—
Own funds	25,062	(5,992)	(450)	18,620

Total liabilities and equity	351,791	6,181	8,502	366,474

Back to Index

b)	Consolidated balance sheet: reconciliation at December 31, 2004 – Assets, liabilities and equity

	Millions of Euros

	Closing Balances	Effects of Changes		Opening Balances	Ref.

		Reclassifications	Adjustments

Cash and balances with central banks	8,787	14	—	8,801
Government debt securities	16,123	(16,123)	—	—
Financial assets held for trading	—	111,420	336	111,756	(ii)
Due from credit institutions	49,570	(49,570)	—	—
Debentures and other fixed-income securities	82,839	(82,839)	—	—
Other financial assets at fair value through profit or loss	—	45,759	—	45,759
Available-for-sale financial assets	—	42,100	2,421	44,521	(iii)
Loans and receivables	—	387,413	7,019	394,432	(i), (iv), (vii)
Loans and credits	335,208	(335,208)	—	—
Hedging derivatives	—	2,882	943	3,825	(ii)
Non-current assets held for sale	—	2,074	23	2,097
Common stocks and other equity securities	13,164	(13,164)	—	—
Investments	2,697	844	207	3,748
Investments in Group companies	5,046	(5,046)	—	—
Insurance contracts linked to pensions	—	2,754	—	2,754
Reinsurance assets	—	3,046	—	3,046
Tangible assets	8,213	2,617	(245)	10,585
Intangible assets (new standards)	—	16,541	(1,038)	15,503	(vi)
Intangible assets (former standards)	463	(463)	—	—
Consolidation goodwill	16,964	(16,964)	—	—
Tax assets	—	7,075	2,649	9,724	(vii)
Prepayments and accrued income	7,758	(4,749)	21	3,030
Other assets	23,755	(18,699)	(151)	4,905
Treasury shares	104	(104)	—	—
Accumulated losses at consolidated companies	4,707	(4,707)	—	—

Total assets	575,398	76,903	12,185	664,486

Financial liabilities held for trading	—	90,791	735	91,526	(ii)
Other financial liabilities at fair value through profit or loss	—	11,244	—	11,244
Financial liabilities at amortized cost	—	440,160	7,672	447,832	(vii)
Due to credit institutions	84,814	(84,814)	—	—
Customer deposits	293,845	(293,845)	—	—
Marketable debt securities	84,007	(84,007)	—	—
Subordinated liabilities	20,194	(20,194)	—	—
Hedging derivatives	—	3,133	(238)	2,895
Liabilities under insurance contracts	—	42,344	1	42,345
Provisions	15,345	1,810	869	18,024	(v)
Tax liabilities	—	2,210	1,286	3,496	(viii)
Accrued expenses and deferred income	10,827	(6,416)	(29)	4,382
Other liabilities	18,577	(14,536)	77	4,118
Equity having the substance of a financial liability	—	2,136	(12)	2,124
Minority interests	8,539	(6,448)	(6)	2,085
Valuation adjustments	—	(30)	1,808	1,778	(iii)
Negative consolidation difference	11	(11)	—	—
Consolidated profit for the year	3,668	(3,668)	—	—
Share capital	3,127	—	—	3,127
Share premium	20,370	—	—	20,370
Reserves and other equity instruments	5,681	1,716	(425)	6,972
Treasury shares	—	(104)	(23)	(127)
Profit attributed to the Group	—	3,136	470	3,606
Dividends and remuneration	—	(1,311)	—	(1,311)
Revaluation reserves	43	(43)	—	—
Reserves at consolidated companies	6,350	(6,350)	—	—

Total liabilities and equity	575,398	76,903	12,185	664,486

Back to Index

c)	Consolidated income statement for 2004

	Millions of Euros

	Closing Balances	Effects of Changes		Opening Balances	Ref.

		Reclassifications	Adjustments

Interest and similar income	18,104	(244)	(399)	17,461	(i)
Interest expense and similar charges	(10,116)	(184)	25	(10,275)
Income from equity instruments	—	400	(11)	389
Income from equity securities	647	(647)	—	—
Share of results of entities accounted for using the
equity method	—	587	(138)	449
Net profit from companies accounted for using the
equity method	540	(540)	—	—
Fee and commission income	5,777	(68)	(13)	5,696
Fee and commission expense	(1,167)	240	—	(927)
Insurance activity income	—	165	(4)	161
Gains/losses on financial assets and liabilities (net)	953	(331)	118	740
Exchange differences (net)	—	265	96	361
Sales and income from the provision of
non-financial services	—	1,058	(30)	1,028
Cost of sales	—	(681)	—	(681)
Other operating income	90	(5)	116	201
Personnel expenses	(4,135)	(192)	2	(4,325)
Other general administrative expenses	(2,600)	111	(26)	(2,515)
Depreciation and amortization	—	(906)	67	(839)
Depreciation, amortization and write-down of
tangible and intangible assets	(735)	735	—	—
Other operating expenses	(272)	8	—	(264)
Impairment losses (net)	—	(1,764)	(79)	(1,843)
Amortization of consolidation goodwill	(619)	138	481	—	(vi)
Write-offs and credit loss provisions	(1,648)	1,648	—	—
Provisions (net)	—	(1,149)	8	(1,141)
Finance income from non-financial activities	—	20	—	20
Finance expense from non-financial activities	—	(37)		(37)
Gains on Group transactions	509	(509)	—	—
Losses on Group transactions	(43)	43	—	—
Other gains	—	1,501	(13)	1,488
Extraordinary income	1,027	(1,027)	—	—
Other losses	—	(634)	68	(566)
Extraordinary loss	(1,877)	1,877	—	—

Profit before tax	4,435	(122)	268	4,581

Income tax	(311)	(493)	207	(597)
Other taxes	(456)	456	—	—

Profit from continuing operations	3,668	(159)	475	3,984

Profit from discontinued operations	—	12	—	12

Consolidated profit for the year	3,668	(147)	475	3,996

Profit attributed to minority interests	(532)	147	(5)	(390)

Profit attributable to the Group	3,136	—	470	3,606

d)	Salient adjustments
i. Financial fees and commissions

Loan origination and application fees not relating to direct expenses incurred in arranging transactions are accrued over the term of the loan as a component of its effective return. Under the previous accounting standards, these fees were credited to income in full on the loan grant date.

Back to Index

ii.	Derivatives transactions

Since the entry into force of IFRS, all derivatives must be measured at fair value determined, wherever possible, by their market value and, as a general rule, changes in the fair value must be recognized in the consolidated income statement. Formerly, only changes in the value of trading derivatives arranged in organized markets could be taken to income. Otherwise, if valuation of the derivatives disclosed potential losses, such losses were taken to income, whereas disclosed potential gains could not be recognized until they were effectively realized or offset by losses in instruments on the same currency.

iii.	Available-for-sale financial assets

This heading relates to a portfolio that is substantially similar to the former available-for-sale portfolio. The basic difference in its treatment, compared to the previous standards, lies in that positive or negative changes in the fair value of the assets classified in this portfolio must be recognized in equity (net of the related tax effect). When the related gains or losses are realized, they are recognized in the income statement. The former standards were similar, but only permitted losses to be written off.

iv.	Provisions to credit loss allowances

The Group estimated the impact of recognizing provisions to credit loss allowances using the criteria described in Note 2-g for estimating the impairment of financial instruments.

v.	Provisions for pensions

Under the new standards, the Group can apply the so-called “corridor approach” to actuarial gains and losses and recognize in income the amount resulting from dividing by five the portion of the net cumulative actuarial gains and losses not recognized at the beginning of each year exceeding 10% of the present value of the obligations or 10% of the fair value of the assets at the beginning of the year (whichever is highest). This approach is also applicable to the shortfall that arose in 2000 as a result of the application of the pension regulations issued in 1999 and which had to be amortized over ten years, provided the shortfall is inside the 10% corridor.

vi.	Goodwill

Under the former standards goodwill had to be amortized systematically over a period of up to 20 years. Under the new standards, goodwill is no longer amortized and must be tested for impairment, at least annually, to determine whether the goodwill is impaired or whether any impairment should be recognized in the consolidated income statement.

Goodwill must be denominated in local currency, although it is possible for goodwill that arose prior to January 1, 2004, to be maintained in euros. The Group recalculated the goodwill existing at January 1, 2004, in local currency at the date it arose.

vii.	Securitizations

Financial assets are only derecognized when the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred. The previous standards required Derecognition of securitized assets.

viii.	Tax assets and liabilities

These adjustments relate to the tax effect arising on the recognition of first-time application adjustments.

Back to Index

e)	Other information

For the purposes of the consolidated financial statements for 2005, the Group prepared an opening balance sheet at January 1, 2004, by applying the accounting policies and rules and the measurement bases described in Note 2, with the exceptions provided for by accounting standards and regulations, which are detailed below.

The main exceptions permitted under accounting standards and regulations are as follows:

1.	Cumulative exchange differences: cumulative exchange differences of all foreign operations were definitively charged to reserves at January 1, 2004.
2.	Derecognition of financial instruments: financial assets and liabilities derecognized at December 31, 2003 under previous Spanish GAAP were not recognized in the opening balance sheet.
3.	Non-current assets held for sale: the allowances recorded for foreclosed assets existing at January 1, 2004 and still held at the reporting date reduced the value of these assets.
4.	Business combinations: the accounting treatment of business combinations discussed in Note 2-b is not applicable to business combinations performed prior to January 1, 2004.

Back to Index

58. Significant differences between IFRS and U.S. generally accepted accounting principles

As described in Notes 1 and 57, the 2005 and 2004 Consolidated Financial Statements of the Santander Group were the first to be prepared in accordance with IFRS, as adopted by the European Union, which vary in certain respects from those generally accepted in the United States (“U.S. GAAP”). This Note includes relevant information about valuation differences, differences in Financial Statements presentation and additional disclosure requirements.

Santander Group has applied the International Financial Reporting Standards as adopted by the EU in preparing its Consolidated Financial Statements. Our consolidated financial statements as of December 31, 2005 and 2004 would not present any significant difference had the standards issued by the International Accounting Standards Board (IASB) been applied instead of those adopted by the EU.

IFRS 1 “First-time Adoption of International Financial Reporting Standards” provides first-time adopters of IFRS with a number of exemptions and exceptions from full retrospective application, some of which are applicable to Santander Group (see Note 57). Had IFRS been applied fully retrospectively, net income and shareholders’ equity under IFRS shown in the tables below would have been different and the reconciling items to U.S. GAAP shown below would also have been different.

The information included in this Note is classified as follows:

Note 58.1.	Recent Pronouncements:
Note 58.1.A.	U.S. GAAP Recent Pronouncements
Note 58.1.B.	IFRS Recent Pronouncements
Note 58.2.	Significant valuation and income recognition principles under IFRS and U.S. GAAP
Note 58.3.	Net Income and Stockholders’ Equity reconciliations between IFRS and U.S. GAAP
Note 58.4.	Significant presentation differences between IFRS and U.S. GAAP
Note 58.5.	Consolidated financial statements
Note 58.6.	Additional disclosures required by U.S. GAAP, Note 58.6, which includes:
Note 58.6.A.	Earnings per Share
Note 58.6.B.	Investment Securities
Note 58.6.C.	Allowance for Credit Losses
Note 58.6.D.	Short Term Borrowings
Note 58.6.E.	Pension Liabilities
Note 58.6.F.	Derivative Financial Instruments
Note 58.6.G.	Preference Shares and Preferred Securities
Note 58.6.H.	Acquisition of Abbey
Note 58.6.I.	Guarantees
Note 58.6.J.	Accounting for the Transfer and Servicing of Financial Assets and Extinguishment of Liabilities
Note 58.6.K.	Stock Option Plans
Note 58.6.L.	Information about fair value of equity investees
Note 58.6.M.	Additional subsequent events

Back to Index

58.1 Recent Pronouncements

58.1.A. U.S. GAAP Recent Pronouncements
1.

In April, 2004, the Securities and Exchange Commission (“SEC”) issued final rule 33-8567 related to First-Time Application of IFRS. The Commission is adopting amendments to Form 20-F to provide a one-time accommodation relating to financial statements prepared under IFRS for foreign private issuers registered with the SEC. This accommodation applies to foreign private issuers that adopt IFRS prior to or for the first financial year starting on or after January 1, 2007. The accommodation permits eligible foreign private issuers for their first year of reporting under IFRS to file two years rather than three years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS, with appropriate related disclosure. The accommodation retains current requirements regarding the reconciliation of financial statement items to generally accepted accounting principles as used in the United States (“U.S. GAAP”). In addition, the Commission is amending Form 20-F to require certain disclosures of all foreign private issuers that change their basis of accounting to IFRS. In 2005 the Santander Group presents its financial information in accordance with IFRS and is subject to the requirements of this rule.

2.

In March 2004, the SEC issued Staff Accounting Bulletin (SAB) No. 105, “Application of Accounting Principles to Loan Commitments”. SAB 105 requires that the fair value measurement of loan commitments which are derivatives exclude any expected future cash flows related to the customer relationship or servicing rights. The guidance in SAB 105 must be applied to loan commitments entered into after March 31, 2004. The adoption of SAB 105 did not have a material impact on Santander’s financial statements.

3.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123-R), which replaces the existing SFAS 123 and supersedes Accounting Principles Board Opinion (“APB”) 25 “Accounting for Stock Issued to Employees”. This statement eliminates the option to apply the intrinsic value measurement provisions of APB No. 25 to stock compensation awards issued to employees. SFAS 123-R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award the requisite service period (usually the vesting period). SFAS 123-R is effective for interim and annual reporting periods beginning after June 15, 2005, however early adoption is permitted. SFAS 123-R establishes 2 methods for the accounting change: the Modified Prospective Application and the Modified Retrospective Application. The Bank has adopted SFAS 123-R on January 1, 2005 by using the modified prospective approach, which requires recognizing expense for options granted prior to the adoption date equal to the fair value at the grant date of the unvested amounts over their remaining vesting period. See Note 58.6.K.

4.

In December 2004, the FASB issued SFAS No.153, “Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29”, which amends APB Opinion No. 29 “Accounting for Non-monetary Transactions”. This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a non-commercial consideration. APB No. 29 stated that the exchange of a productive asset for a similar one should be recorded at the book value of the exchanged asset. This statement will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The Bank does not anticipate that the adoption of SFAS No. 153 will have a material impact on its consolidated financial statements.

5.

In March 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, “Share-Based Payment” express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), “Share-Based Payment “(Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123 R and certain SEC rules and regulations, as well as providing the Staff’s views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have a material impact on its consolidated financial statements.

6.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28”. This statement provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Because of its similarities with IFRS’s IAS 8, SFAS 154 will reduce differences between U.S. GAAP and IFRS in the accounting and reporting of accounting changes and corrections of errors. The Bank adopted SFAS 154 with effect from January 1, 2006.

Back to Index

7.

In March 2006, the FASB issued SFAS 156 “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”. SFAS 156 amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 requires a company to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract principally in a transfer of the servicer’s financial assets that either meets the requirements for sale accounting, or is to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits a company to choose to subsequently measure each class of separately recognized servicing assets and servicing liabilities using either a specified amortization method or a specified fair value measurement method. At its initial adoption, SFAS 156 permits a one-time reclassification of available-for-sale securities to trading securities by companies with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under SFAS 115, provided that the available-for-sale securities are identified in some manner as offsetting the company’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. SFAS 156 is applicable to all transactions entered into in fiscal years that begin after September 15, 2006. The Santander Group is currently evaluating the requirements of SFAS 156.

8.

In September 2005, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 05-1 “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts”. SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS 97 “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments”. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Santander Group does not expect the adoption of SOP 05-1 to have a material impact on the Group’s financial position or results of operations.

9.

In June 2005, the FASB issued SFAS 133 Implementation Issue No. B38, “Embedded Derivatives: Evaluation of Net Settlement With Respect to the Settlement of a Debt Instrument Through Exercise of an Embedded Put Option or Call Option” (“DIG Issue 38”). DIG Issue 38 clarifies that in applying paragraph 12(c) of SFAS 133 to a put option or call option (including a prepayment option) embedded in a debt instrument, the potential settlement of the debtor’s obligation to the creditor that would occur upon exercise of the put option or call option does not meet the net settlement criterion in paragraph 9(a) of SFAS 133. The application of paragraph 12(c) is relevant when an embedded put option or call option is not considered to be clearly and closely related to the debt host under paragraph 12(a) and related paragraph 13 or 61(d). DIG Issue 38 is effective for fiscal years beginning after December 15, 2005. The Santander Group does not expect the adoption of DIG Issue 38 to have a material impact on the Group’s financial position or results of operations.

10.

In June 2005, the FASB issued SFAS 133 Implementation Issue No. B39, “Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor” (“DIG Issue 39”). DIG Issue 39 describes the circumstances in which an embedded call option (including a prepayment option) that can accelerate the settlement of a hybrid instrument containing a debt host contract would not be subject to the conditions in paragraph 13(b) of SFAS 133. DIG Issue B39 is effective for fiscal years beginning after December 15, 2005. The Santander Group does not expect the adoption of DIG Issue B39 to have a material impact on the company’s financial position or results of operations.

Back to Index

11.

In February 2006, the FASB issued SFAS 155 “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140”. SFAS 155 amends SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and resolves issues addressed in SFAS 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets” as follows:

•	It permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;
•	It clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;
•

It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

•	It clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and
•

It amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS 155 is effective for all financial instruments acquired or issued after the first fiscal year beginning after 15 September 2006. The Santander Group has taken the fair value option under both IFRS and U.S. GAAP for debt securities in issue that are considered hybrid financial instruments, and has elected to initially and subsequently measure those hybrid financial instruments in their entirety at fair value for purposes of U.S. GAAP in order to align the accounting under IFRS and U.S. GAAP.

58.1.B. IFRS Recent Pronouncements
1.	At the date of preparation of the consolidated financial statements, the following IFRS standards and amendments have been published but their application is not mandatory:

Effective Date

IFRS 6	Exploration for and Evaluation of Mineral Assets	January 1, 2006

IFRS 7	Financial Instruments: Disclosures	January 1, 2007

Amendment to IAS 1	Presentation of Financial Statements – Capital Disclosures	January 1, 2007

Amendment to IAS 19	Employee Benefits	January 1, 2006

Amendment to IAS 21	The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation	January 1, 2006

Amendment to IAS 39	Financial Instruments: Recognition and Measurement – Fair Value Option	January 1, 2006

Amendment to IAS 39	Financial Instruments: Recognition and Measurement Cash Flow Hedges of Forecast Intra-group Transactions	January 1, 2006

Amendment to IAS 39	Financial Instruments: Recognition and Measurement – Financial Guarantee Contracts	January 1, 2006

In accordance with the recommendation of advance application and temporary provisions, the Bank has adopted the amendment to IAS 39 Financial Instruments: Recognition and Measurement – Fair Value Option before the effective date.

Back to Index

2.	At the date of preparation of the consolidated financial statements, the following IFRIC interpretations have been published but their application is not mandatory:

Effective date

IFRIC 4	Determining Whether an Arrangement Contains a Lease	January 1, 2006

IFRIC 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	January 1, 2006

IFRIC 6	Liabilities Arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment	Years beginning after December 1, 2005

IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Information in Hyperinflationary Economies	March 1, 2006

IFRIC 8	Scope of IFRS 2 Share-based Payment	May 1, 2006

Santander believes that the first-time adoption of the aforementioned standards and interpretations will not have a significant impact on its consolidated financial statements.

Back to Index

58.2 Significant valuation and income recognition principles under IFRS and U.S. GAAP

Following is a description of the most significant valuation and income recognition principles under IFRS and U.S. GAAP applicable to the financial statements of the Santander Group:

IFRS

Business combinations and goodwill

(See Notes 2.b.v and 2.m.i)

Business combinations performed on or after January 1, 2004 whereby the Group obtains control over an entity are recognized for accounting purposes as follows:

- The Group measures the cost of the business combination, defined as the fair value of the assets given, the liabilities incurred and the equity instruments issued, if any, by the entity.

- The fair values of the assets, liabilities and contingent liabilities of the acquiree, including any intangible assets which might have not been recognized by the acquiree, are estimated and recognized in the consolidated balance sheet.

- Any positive difference between the net fair value of the assets, liabilities and contingent liabilities of the acquiree and the business combination cost is recognized in “Other Gains” in the consolidated income statement.

Any excess of the cost of the investments in the consolidated entities and entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the date of first time consolidation, is allocated to:

-	specific assets and liabilities of the companies acquired,
-	to specific intangible assets, by recognizing it explicitly in the consolidated balance sheet provided that their fair value at the date of acquisition can be measured reliably, and
-	the remaining amount is recognized as goodwill, which is allocated to one or more specific cash-generating units.

The cash generating units represent the Group’s geographical and/or business segments.

At the end of each reporting period goodwill is reviewed for impairment at a cash-generating-unit level and any impairment is written down with a charge to “Impairment Losses - Goodwill” in the consolidated income statement. An impairment loss recognized for goodwill is not reversed in a subsequent period.

In the first adoption of IFRS, we have used the goodwill existing at January 1, 2004, recalculated from euros to local currency as of the date it arose.

U.S. GAAP

As stated in SFAS 141 all business combinations must be accounted for using the purchase method.

Under this method, the valuation is based on fair values of the net assets as of the time of the acquisition. The differences between the fair value of the net assets and the consideration paid represent goodwill. Income of the acquired company is reflected only from the acquisition date onwards.

Intangible Assets must be identified and recognized as assets apart from goodwill.

According to SFAS 142 Goodwill and Intangible Assets with indefinite useful lives are subject to an impairment test at least annually, at a reporting unit level, and should be written-off to the extent that it is judged to be impaired. Impairment losses cannot be reserved.

Consolidation procedures

(See Note 2.b)

i. Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has the capacity to exercise management control; this capacity is, in general but not exclusively, presumed to exist when the Parent owns directly or indirectly half or more of the voting power of the investee or, even if this percentage is lower or zero, when, as in the case of agreements with shareholders of the investee, the Bank is granted control. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

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

(continues in following page)

(continues in following page)

Back to Index

IFRS

U.S. GAAP

2)	The equity investor cannot make significant decisions about the entity’s operations, or although he could, he doesn’t absorb the expected losses or receive the expected returns of the entity.
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

The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all balances and transactions between consolidated entities are eliminated on consolidation.

U.S. GAAP considers only one method of consolidation, which fully consolidates the financial statements of companies controlled by the parent company after eliminating all intercompany transactions and recognizing minority interest.

ii. Joint ventures are deemed to be ventures that are not subsidiaries but which are jointly controlled by two or more unrelated entities. The financial statements of investees classified as joint ventures are proportionately consolidated with those of the Bank.

The Proportional consolidation method is not allowed under U.S. GAAP. Joint ventures are accounted for by the equity valuation method.

iii. Associates

Investments in associates are accounted for using the equity method. In the case of transactions with an associate, the related profits or losses are eliminated to the extent of the Group’s interest in the associate.

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

Post-employment benefits

(See Notes 2.v and 2.w)

The Group recognizes under “Provisions – Provisions for Pensions and Similar Obligations” the present value of its defined benefit pension obligations, net of the fair value of the plan assets and of the net unrecognized cumulative actuarial gains or losses disclosed in the valuation of these obligations, which are deferred using a corridor approach, and net of the past service cost, which is deferred over time.

“Plan assets” are defined as those that will be directly used to settle obligations and that meet specific conditions.

“Actuarial gains and losses” are deemed to be those arising from differences between previous actuarial assumptions and what has actually occurred in the plan and from changes in the actuarial assumptions used.

The Group uses, on a plan-by-plan basis, the corridor method and recognizes in the consolidated income statement the amount resulting from dividing by five the net amount of the cumulative actuarial gains and/or losses not recognized at the beginning of each year which exceeds 10% of the present value of the obligations or 10% of the fair value of the plan assets at the beginning of the year, whichever amount is higher.

U.S. Financial Accounting Standard No. 87 provides detailed guidance regarding the accounting for pension liability and cost. This guidance requires the recording of the excess of a defined actuarial valuation of the present value of post retirement benefits over the adjusted fair value of plan assets maintained in an external fund.

When the value of benefits accrued based on employee service up to the balance sheet date (the accumulated benefit obligation) exceeds the value of plan assets, an additional minimum pension liability is recognized to the extent that the excess is greater than any accrual already established for unfunded pension costs.

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

(continues in following page)

(continues in following page)

Back to Index

IFRS

U.S. GAAP

The past service cost –which arises from changes to current post-employment benefits or from the introduction of new benefits– is recognized on a straight-line basis in the consolidated income statement over the period from the time the new commitments arise to the date on which the employee has an irrevocable right to receive the new benefits.

“Other Long-Term Employee Benefits”, defined as commitments to early retirees -taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree-, long-service bonuses, commitments for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately.

A liability and a loss in net income are registered for early retirement plans when the employees accept the offer and the amount can be reasonably estimated.

Financial instruments

(See Notes 2.c and 2.g)

Financial assets are included for measurement purposes in one of the following categories:

-         Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

-         Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are managed jointly with “liabilities under insurance contracts” measured at fair value or with derivative financial instruments whose purpose and effect is to significantly reduce exposure to variations in fair value, or that are managed jointly with financial liabilities and derivatives for the purpose of significantly reducing overall exposure to interest rate risk.

-         Available-for-sale financial assets: this category includes debt instruments not classified as “held-to-maturity investments” or as “financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “financial assets held for trading” or as “other financial assets at fair value through profit or loss”.

-         Loans and receivables: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors.

The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortized cost (which includes the required adjustments to reflect estimated impairment losses).

The statistical percentages obtained from historical trends as determined by the Bank of Spain' guidance (Circular) are applied, being the amounts determined within the range of possible estimated losses calculated internally.

-         Held-to-maturity investments: this category includes debt instruments with fixed maturity and with fixed or determinable payments.

Investments in equity securities with readily determinable market values and all debt securities are classified as trading securities, available-for-sale securities, or held to maturity securities in accordance with SFAS 115.

Trading assets are stated at market value, and differences between market value and book value are reported in the statement of income.

Debt and equity securities classified as available-for-sale represent securities not classified as either held to maturity or trading securities. They are initially recognized at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses on available-for-sale securities arising from changes in fair value are included as a separate component of equity until sale when the cumulative gain or loss is transferred to the income statement. Foreign exchange differences on available-for-sale securities denominated in foreign currency are also excluded from earnings and recorded as part of the same separate component of shareholders’ funds. Securities classified as available-for-sale are required to be reviewed on an individual basis to identify whether their fair values have declined to a level below amortized cost and, if so, whether the decline is other-than-temporary. Provision is reflected in earnings as a realized loss for any impairment that is considered to be other-than-temporary. If it is probable that an investor will be unable to collect all amounts due according to the contractual terms of a debt security, an other-than-temporary impairment is considered to have occurred. Recognition of other-than-temporary impairment may be required as a result of a decline in a security’s value due to deterioration in the issuer’s creditworthiness, an increase in market interest rates or a change in foreign exchange rates since acquisition. Other circumstances in which a decline in the fair value of a debt security may be other-than-temporary include situations where the security will be disposed of before it matures or the investment is not realizable.

The loan loss allowance should represent the best and most probable estimate of the possible scenarios, being the amounts determined within the range of possible estimated losses calculated internally.

(continues in following page)

(continues in following page)

Back to Index

IFRS

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes evident, and the reversal of previously recognized impairment losses, if any, is recognized in the consolidated income statement for the year in which the impairment ceases to exist or is reduced.

U.S. GAAP

If an impairment loss is recognized, the cost basis of the individual security is written down to fair value as a new cost basis. The new cost basis is not changed for subsequent recoveries in fair value.

Held-to-maturity securities are stated at amortized cost.

Under SFAS 155, financial assets and financial liabilities may be measured at fair value through the income statement where they contain substantive embedded derivatives that would otherwise require bifurcation under SFAS 133.

Preference Securities and Preference Shares

(See Notes 58.5 and 58.6.g)

Following IFRS consolidation rules, special purpose entities used to issue preference shares are consolidated.

Preference securities are classified as financial liabilities, and presented as “Subordinated Debt” or as “Equity Having The Substance of a Financial Liability” if they are shares. Preference securities and shares denominated in a foreign currency are retranslated at each balance sheet date. The dividends on preference securities and shares are recognized in the income statement as interest expense on an amortized cost basis using the effective interest method.

As a consequence of FIN 46-R special purpose entities used to issue preference shares are excluded from the consolidation. In our balance sheet its value is replaced by the subordinated deposits in the Bank that act as a guarantee of the securities.

All the other preference shares are classified in equity if they are not mandatorily redeemable and do not have redemption features that are not solely within the control of the issuer. The dividends on preference securities and shares are accounted for as an appropriation of profit.

Securitized assets

(See Note 2.e, Note 58.3.g, Note 58.5 and Note 58.6.j)

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.

If the Group transfers substantially all the risks and rewards to third parties the transferred financial asset is derecognized and any right or obligation retained or created in the transfer is recognized simultaneously.

2.

If the Group retains substantially all the rights and rewards associated with the transferred financial asset, the transferred financial asset is not derecognized and continues to be measured by the same criteria used before the transfer. However:

a.	An associated financial liability is recognized for an amount equal to the consideration received.
b.	The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability are recognized in the consolidated income statement.
3.	If the Group neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset, the following distinction must be made:
a.	If the transferor does not retain control, the transferred financial asset is derecognized and any right or obligation retained or created in the transfer is recognized.
b.

If the transferor retains control, it continues to recognize the transferred financial asset for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability shall be the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

U.S. GAAP SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, requires that after a transfer of financial assets an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The statement contains rules for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

Mortgage securitization vehicles are considered “qualifying special purpose entities” under U.S. GAAP and fall outside the scope of FIN 46R. These securitizations are treated as sales and, where appropriate, a servicing asset and an interest-only security are recognized. The servicing asset is amortized over the periods in which the benefits are expected to be received and the interest-only security is accounted for as an available-for-sale security. Evaluation for impairment is conducted in accordance with EITF 99-20.

Back to Index

IFRS

Derivative instruments and hedging activities

(See Note 2.d.v)

All derivatives are recognized either as assets or liabilities on the balance sheet and measured at their fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation as Trading or Hedging (of Cash Flow, of Fair Value or of a foreign currency investment exposure).

Specific accounting treatment is given to the following case:

U.S. GAAP

Accounting for derivatives under U.S. GAAP is similar to that of IFRS, with specific accounting treatment that could create differences:

-	Effectiveness testing: IFRS allows prospective and retrospective effectiveness testing.
-	Effectiveness testing: SFAS 133 requires retrospective effectiveness testing to be used.

Back to Index

58.3  Net Income and Stockholders’ Equity reconciliations between IFRS and U.S. GAAP

Following is a summary of the adjustments to consolidated net income and to consolidated Stockholders’ Equity which would be required if U.S. GAAP had been applied to the accompanying consolidated financial statements.

Our primary financial statements have, for the first time, been prepared in accordance with IFRS as adopted by the European Union, which also comply with IFRS as issued by International Accounting Standards Board (“IASB”). For this reason, reconciliation to U.S. GAAP starts from our IFRS financial statements. The date of transition to IFRS and the date of its opening IFRS balance sheet was January 1, 2004.

These adjustments are explained in the following Notes a – i.

After the reconciliation, the Comprehensive Income reporting required by SFAS 130 is added. More information about it can be found in Note i.

Under U.S. GAAP, shareholder’s equity and net income is made up only of the equity portion attributed to equity holders of the Parent.

However, under IFRS equity and net income includes the equity and net income corresponding to the shareholders of both the Parent and the minority interests. Therefore, an adjustment to reconcile to U.S. GAAP is recorded in order to exclude the Minority Interests portion of shareholder’s equity and net income.

NET INCOME			Thousands of Euros Increase (decrease)

			2005	2004

Net income in accordance with IFRS			6,749,770	3,996,234
Less: Net income attributable to minority interest			(529,666)	(390,364)

Net income attributable to the Group in accordance with IFRS			6,220,104	3,605,870

Adjustments to conform to U.S. GAAP:
• Allowances for credit losses	(a	)	(302,033)	509,042
• Investment securities	(b	)	82,052	(271,098)
• Goodwill	(d	)	69,675	138,200
• Intangible assets	(d	)	(50,661)	1,051
• Premises and equipment	(e	)	7,669	9,502
• Derivative instruments	(f	)	342,382	(458,790)
• Securitization	(g	)	72,961	—
• Effect of following SFAS 109 in the accounting for income taxes for each year	(h	)	4,760	4,760
• Taxes	(h	)	(128,449)	402,329

Total adjustments:			98,356	334,996
Net income attributable to the Group in accordance with U.S. GAAP			6,318,460	3,940,866

The accompanying Notes are an integral part of the consolidated net income and stockholders’ equity reconciliation to U.S. GAAP as of December 31, 2005 and 2004.

Back to Index

STOCKHOLDERS’ EQUITY			Thousands of Euros Increase (decrease)

			2005	2004

Total Equity in accordance with IFRS			42,626,699	36,500,258
Less: Minority Interest			(2,848,223)	(2,085,316)

Stockholders’ Equity in accordance with IFRS			39,778,476	34,414,942
Adjustments to conform to U.S. GAAP:
• Allowances for credit losses	(a	)	854,750	1,156,783
• Loans granted to purchase parent company shares	(c	)	(120,035)	(148,940)
• Investment securities	(b	)	—	75,248
• Goodwill	(d	)	3,521,221	3,592,624
• Intangible assets	(d	)	—	50,661
• Premises and equipment	(e	)	(262,980)	(270,649)
• Derivative instruments	(f	)	395,350	52,968
• Securitization	(g	)	(53,991)	—
• Effect of following SFAS 109 in the accounting for income taxes for each year	(h	)	31,733	26,973
• Taxes	(h	)	(360,189)	(278,987)

Total adjustments:			4,005,859	4,256,681
Stockholders’ Equity in accordance with U.S. GAAP			43,784,335	38,671,623

The accompanying Notes are an integral part of the consolidated net income and stockholders’ equity reconciliation to U.S. GAAP as of December 31, 2005 and 2004.

Back to Index

After reconciliation to U.S. GAAP, the consolidated statement of changes in stockholders’ equity would be as follows:

Thousand of Euros	2005	2004

CAPITAL STOCK

Balance at beginning of the year	3,127,148	2,384,201
Capital increase for acquisition of shares of Abbey National Plc (Nov 2004, Note 58.6.H)	—	742,947

Balance at year-end	3,127,148	3,127,148

RETAINED EARNINGS, OTHER RESERVES AND VALUATION ADJUSTMENTS

Balance at beginning of the year U.S. GAAP	35,544,475	22,709,033
Dividends paid	(2,270,810)	(2,015,948)
Decrease/(increase) in Treasury stock	99,853	(127,223)
Paid-in surplus	—	11,797,995
Net income attributable to the Group for the year U.S. GAAP	6,318,460	3,940,866
Allowances for credit losses	—	(164,422)
Goodwill	(141,078)	(714,939)
Loans granted to purchase parent company shares	28,905	(3,821)
Investment securities	(128,960)	414,339
Intangible assets	—	(12,769)
Securitization	(126,952)	—
Derivative instruments	(939,617)	1,125,349
Taxes	12,756	(622,396)
Other (*)	2,260,155	(781,589)

Balance at year-end	40,657,187	35,544,475

Stockholders’ Equity balance at year-end	43,784,335	38,671,623

(*) The caption “Other” includes among other items an effect of exchange differences of €2,411,831 and €-799,080 thousand during 2005 and 2004 respectively. The compensating effect of hedging derivatives is shown in item “Derivative instruments”.

The accompanying Notes are an integral part of the consolidated net income and stockholders’ equity reconciliation to U.S. GAAP as of December 31, 2005 and 2004.

Back to Index

Considering the adjustments included in the reconciliation, the Other Comprehensive Income information required in SFAS 130 is summarized in the table below:

CHANGES IN EQUITY FROM NON-OWNER SOURCES	Thousands of Euros Increase (decrease)

	2005	2004

Accumulated Other Comprehensive Income, net of tax:
• Unrealized gains (losses) on securities	1,954,932	2,037,390
• Net gains (losses) on derivative instruments	70,406	339,066
• Foreign currency translation adjustment	(6,245,939)	(7,358,272)

Total Accumulated Other Comprehensive Income	(4,220,601)	(4,981,816)

COMPREHENSIVE INCOME

Net income attributable to the Group in accordance with U.S. GAAP	6,318,460	3,940,866

Other Comprehensive Income, net of tax:
• Unrealized gains (losses) on securities	(82,458)	(569,590)
• Net gains (losses) on derivative instruments	(268,660)	353,212
• Foreign currency translation adjustment	1,112,333	(121,532)

Other Comprehensive Income (i)	761,215	(337,910)

Comprehensive Income in accordance with U.S. GAAP	7,070,675	3,602,956

The accompanying Notes are an integral part of the consolidated net income and stockholders’ equity reconciliation to U.S. GAAP as of December 31, 2005 and 2004.

Back to Index

NOTES TO THE NET INCOME AND TO THE STOCKHOLDERS’ RECONCILIATION

In the adoption of IFRS, among other decisions permitted in the rules of adoption of IFRS, the Bank decided to reclassify all held to maturity portfolio to the available-for-sale portfolio. Consequently, even though the decision was made in 2005, the Bank included this accounting change in its reconciliation to U.S. GAAP with effect on December 31, 2004.

Under IFRS, some companies are consolidated by using the proportional consolidation method, which is not allowed under U.S.GAAP. The use of this method instead of the global integration method has no impact on the consolidated Stockholders’ Equity or on the consolidated net income attributable to the Group. In our 2005 financial statements there were 3 entities consolidated by the proportional method which aggregately have assets of €250 million and net income of €11 million, amounts that are not significant in relation to our consolidated financial statements.

The adoption of FIN 46-R had no effect on stockholders’ equity or net income attributable to the Group, but changed the consolidation scope under U.S. GAAP, requiring the consolidation of some entities that previously were not consolidated (such as some securitization vehicles) and excluding others that previously were consolidated. Most of these changes in the consolidation scope were the same as those arising in the first adoption of IFRS.

Following are some explanations of the reconciliation items.

a) Allowances for credit losses

The provision for credit losses recorded by the Santander Group as at December 31, 2005, taking into account this methodology as outlined above, was €8,213 million.

Generally speaking, although there should be no substantial difference in the calculation of loan allowances between IFRS and U.S.GAAP, however, the Bank has included in the reconciliation of stockholders equity and net income a difference between IFRS and U.S.GAAP related to the determination of allowance losses not allocated to specific loans.

According to U.S.GAAP, the loan loss allowance should represent the best estimate of probable losses in possible scenarios. Under IFRS and following Bank of Spain’s regulations, the Bank has additionally applied the statistical percentages obtained from historical trends as determined by the Bank of Spain’ guidance (Circular). As a result, the loan allowances not allocated to specific loans, as determined by the Circular, are € 855 million higher than those meeting the requirements of U.S.GAAP, being the amounts determined under both GAAP within the range of possible estimated losses calculated internally by the Group.

Credit losses are generally recognized through provisions to allowances for credit losses, well before the removal from the balance sheet. Under certain unusual circumstances (for example: bankruptcy, insolvency, etc.), the loss could be directly recognized through write-offs.

Provisions to specific allowances come from the impairment process. Loans are identified as impaired and placed on a non-accrual basis when it is determined that collection of the payment of interest or principal is doubtful or when the interest or principal has been past due for 90 days or more, except when the loan is well secured and in the process of collection.

Back to Index

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

According to Bank of Spain requirements non-performing loans must be 100% provisioned (hence all the credit loss recognized) when they are more than 24 months overdue (more than 6 years in secured mortgage loans).

When a loan is deemed partially uncollectible, the credit loss is charged against earnings through provisions to credit allowances instead of through partial write-offs of the loan, since Bank of Spain does not permit partial write-offs of impaired loans. If a loan becomes entirely uncollectible, its allowance is increased until it reaches 100% of the loan balance. Generally speaking, credit loss recognition under IFRS and U.S.GAAP are similar.

The credit loss recognition process is independent of the process for the removal of impaired loans from the balance sheet. The entire loan balance is kept on the balance sheet until any portion of it has been classified as non-performing for 4 years, or up to 6 years for some secured mortgage loans (maximum period established in the Bank of Spain regulations), depending on our management’s view as to the recoverability of the loan. After that period the loan balance and its 100% specific allowance are removed from the balance sheet and recorded in off-balance sheet accounts, with no resulting impact on net income attributable to the Group at that time. Under U.S. GAAP, this loan would be removed from the balance sheet earlier.

An additional allowance for credit losses attributed to the remaining portfolio is established via a process that considers the potential loss inherent in the portfolio. Also, an allowance is recorded for those exposures where the transfer risk adds some doubts as to the collection of debts (the Country-risk Allowance).

Given that loans are presented on the balance sheet net of their credit allowances, there are no significant differences of presentation in the amounts disclosed on the balance sheet under IFRS or U.S. GAAP. However, our non-performing loans under IFRS include balances that would have been removed from the balance sheet under U.S. GAAP. This classification difference is precisely the specific allowance for credit losses, which does not exist under U.S. GAAP.

b) Investment securities

In this item we consider the adjustments that arise from different cost in securities, either they arise from previous Spanish GAAP or from the different accounting treatment of impairment losses under IFRS or US GAAP (i.e. IFRS permit to register as an income the recoveries in value of past impairments).

Under previous Spanish GAAP, some investments in listed affiliated companies in which the Group held an ownership interest of more than 3% and less than 20% were accounted for by the equity method. Under U.S. GAAP, the Group’s investments in these companies were accounted for as indicated by SFAS No. 115. In this adjustment we changed the valuation of these holdings from the equity accounting method to the lower of cost or market value (available-for-sale securities under previous Spanish GAAP classification). Subsequently an additional adjustment was made to meet SFAS 115 requirements. If the holdings were sold in the year, the adjustment corrects the gains or losses on sale.

Back to Index

Under IFRS, the accounting treatment of new investments in affiliated companies is identical to that under U.S. GAAP. However, historical differences in the amortized cost of past investments in affiliated companies remain (the amortized cost is higher under IFRS than it is under U.S. GAAP) and therefore, at the moment of their sale, the capital gains resulting will be lower under IFRS than under U.S. GAAP.

The 2005 reconciliation item reflects the adjustment to the profit on sale of our holdings in Royal Bank of Scotland Group plc and Commerzbank AG (2.57% and 3.38% of their capital respectively, see Note 8) and maintain differences between IFRS and U.S. GAAP on the holdings recorded under previous Spanish GAAP.

The 2004 reconciliation adjustment also adjusts the profit on sale of disposal of the total investment (2.51% stake) in Royal Bank of Scotland Group plc, due to different cost basis under IFRS and U.S. GAAP of the former investment.

Additionally, under IFRS when there is evidence that a reduction in the fair value of a debt security is due to impairment, the unrealized loss is charged to net income but, if afterwards it recovers its value the impairment losses are subsequently reversed. The process is similar in the case of equity securities except that any recovery in the value of the equity security is registered as a positive valuation adjustment with no profit being recognized.

Under U.S. GAAP impairment losses cannot be reversed and the criteria to determine if other-than-temporary impairment exists are different.

The Group conducts reviews to assess whether other-than-temporary impairment exists. These reviews consist of (i) the identification of the securities that maintain impairments during the last six months, and (ii) the determination of the value of the impairment that is not expected to be easily recovered. Changing global and regional conditions and conditions related to specific issuers or industries could adversely affect these values. Changes in the fair values of trading securities are recognized in earnings.

The 2005 and 2004 reconciliation adjustments include charges originated by our Other than Temporary analysis.

c) Loans granted to purchase parent company shares

Loans granted to the stockholders, employees and other third parties for the acquisition of the Bank shares have been recorded under U.S. GAAP as a reduction of Stockholders’ Equity.

d) Goodwill and Intangibles

Under U.S. GAAP, no goodwill related impairment losses have been accounted for in 2005 and 2004.

The 2004 net income reconciliation adjustment is due to goodwill impairments made under IFRS related to investments in Venezuela and Colombia. Under U.S. GAAP those impairments were recognized as a loss some years before.

The 2005 net income reconciliation adjustment reflects mainly the adjustment to the profit on sale of our holding in Unión Fenosa S.A. (its goodwill under U.S. GAAP was lower than under IFRS) see Note 3.

The stockholders’ equity adjustment is composed by historic differences that will remain as such until we sell the investments. The main differences in goodwill between IFRS and U.S. GAAP in our Group are:

•

The different criteria to value the acquisition price in business combinations that includes exchange of shares (for example the Abbey acquisition). The acquisition of 100% of Abbey generated goodwill valued at €8,740,560 thousand as at December 31, 2005. This goodwill calculated under U.S. GAAP is €1,469,163 thousand lower than under the IFRS calculation.

•

The different accounting criteria used in the merger in 1999 of Banco Santander and Banco Central Hispano: under U.S. GAAP it was accounted for as a purchase, while under previous Spanish GAAP the accounting was similar (but not identical) to the pooling of interest method. This difference is maintained under IFRS.

Back to Index

•

The charge-off of goodwill against reserves under previous Spanish GAAP (for example the goodwill from the acquisition of Banesto, this fact is important to understand the adjustment on the sale of preemptive rights on Banesto shares made in 2002).

•	The different criteria in equity accounting of investments in affiliated companies under previous Spanish GAAP (for example the investments in Cepsa).
•	The Goodwill amortized early in 1997 under previous Spanish GAAP (mostly from Latin-American purchases).
•	The differences arising from past impairment tests.

For the purposes of the reconciliation to U.S. GAAP, the Group conducted a goodwill impairment test according to SFAS 142. The procedure followed to calculate it is:

•	First, reporting units are determined.
•

Second, goodwill is allocated to the reporting units. This criteria is different from the allocation criteria followed in the business segment information presented in Note 54, where all the goodwill is allocated to the non-operating segment (Financial Management and Equity Stakes segment). Impairment testing is not possible without this goodwill allocation.

•	Third, the Group follows the two step process as set out in SFAS 142 to identify and measure any impairment loss.

The components of intangible assets other than goodwill under U.S. GAAP were as follows:

Thousand of Euros	Estimated Useful Life	December 31, 2004	Additions & Sales, net of exchange differences	Definitive assessment of acquisitions	Amortization & Impairments	December 31, 2005

With indefinite useful life:
Brand name (Abbey)	—	566,000	—	(106,320)		459,680

With finite useful life:
Customer deposits (Abbey)	10 years	1,451,000	—	(193,157)		1,257,843
Credit cards (Abbey)	5 years	33,000	—	2,021		35,021
Distribution channels (Abbey)	—	25,692	—	(25,692)		—
IT developments	3 years	815,949	391,657			1,207,606
Other assets	—	77,724	(19,564)	105,039		163,199
Accumulated amortization		(394,132)	88,639		(398,852)	(704,345)
Impairment losses		(67,921)	(9,080)		(130,977)	(207,978)

Subtotal		2,507,312	451,652	(218,109)	(529,829)	2,211,026

Present Value of Future Profits (Abbey)	13 years	642,308	18,511	569,520	—	1,230,339

Total		3,149,620	470,163	351,411	(529,829)	3,441,365

The acquisition of 100% of Abbey generated goodwill under U.S. GAAP lower than the IFRS calculation. Additionally, after this initial calculation, some intangibles assets were valued and identified further reducing the U.S.GAAP goodwill in €1,358,192 thousand (€1,714,245 thousand as revised in 2005 using acquisition exchange rates). These include trademarks & trade names and core deposits. Additionally, in the reconciliation to U.S. GAAP, €1,230,339 thousand of Present Value of Future Profits of Abbey’s insurance business has been considered as other Intangible Assets, with an estimated life of 13 years (see Note 58.6.H).

Back to Index

The movements of our goodwill during 2005 were as follows:

Changes in goodwill

Thousand of Euros	IFRS	U.S. GAAP	Difference

Acquisitions & sales	60,113	60,094	19
Reclassifications	(1,856,227)	218,109	(2,074,336)
Exchange differences	723,818	613,684	110,134

The main difference between IFRS and U.S. GAAP movements was due to the early assessment of Abbey’s intangibles assets made in U.S. GAAP in 2004.

e) Premises and equipment

The premises and equipment opening balance under IFRS is different from the balances carried under U.S. GAAP since some real estate properties were revalued. Hence, the depreciation of these fixed assets is calculated on the restated value under IFRS. This valuation is also considered when calculating profits on sale of fixed assets. Under U.S. GAAP these assets are valued at cost.

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

f) Derivative instruments

The Group uses derivative financial instruments for trading purposes and to hedge risk exposures. Derivatives accounted for as hedging operations include instruments that meet specific criteria required by Bank of Spain regulations which are in accordance with IFRS 39. Derivatives accounted for as trading operations include instruments held for trading purposes and those that do not meet our hedging requirements. A full description of the principles applied by the Group in accounting for derivative financial instruments is disclosed in Note 2.d.v to the financial statements. IFRS and U.S. GAAP differ in the accounting treatment of these transactions. See Note 58.2 for a summary of the accounting criteria.

In the Group, the use of derivatives for trading purposes is subject to clearly defined limits (at all levels: trader, entity, business segment, country, etc.) and controlled using Value at Risk (VaR) methodology. Derivatives are also used for hedging purposes when a reduction of risk is desired. However, risk reduction is not in itself sufficient to qualify for hedge accounting.

We have procedures in place that ensure that the requirements with respect to the designation as a hedge or speculative transaction, the documentation of the hedging relationship, the identification of hedged items and the hedging instruments, and the assessment and testing of hedge effectiveness are met.

Accordingly, the Group’s policies require that an effectiveness test is performed for each hedge position at inception and on a monthly basis. Only if the hedge effectiveness percentage is between 80% and 120% is the hedge considered effective. If the calculated percentage is outside this range the hedge is not considered to be effective and hedge accounting is discontinued (the hedging instruments are accounted for as speculative derivatives).

Additionally, there are differences in designation requirements and hedge accounting between IFRS and U.S. GAAP. Many hedge accounted transactions existing under IFRS are reversed for U.S. GAAP purposes and designated and accounted for as speculative transactions.

Back to Index

Additional information is collected to identify those hedges under IFRS that do not fully comply with FAS 133 requirements (effectiveness tests that are not suitable for U.S. GAAP requirements, etc). Accordingly, for U.S. GAAP reconciliation purposes, only those transactions which fully comply with SFAS 133 requirements are considered to be hedge transactions.

To calculate the net income reconciliation item to U.S. GAAP, the following adjustments were made:

•	Some transactions that qualify as hedging relationships under IFRS are adjusted to speculative accounting under U.S. GAAP.
•

The derivative instruments designated as trading operations both under IFRS and U.S. GAAP are adjusted in its valuation to recognize in net income the net unrealized gains (IFRS allows certain adjustments that U.S. GAAP does not admit).

For more information about derivatives, see Notes 9, 11, 36 and 58.6.F.

g) Securitizations

In accordance with SFAS 140, the assets that have been transferred to special purpose entities (securitized) and meet the criteria required under SFAS 140 for a sale are no longer retained on the balance sheet (see more detail in Note 58.6.j.) Due to the recognition of a retained interest under US GAAP, gains of €72,961 thousand have been recognized for the year ended December 31, 2005. The remuneration received for servicing is considered to be adequate and therefore no servicing assets were recognized.

As required by SFAS 140, a retained interest (interest-only strip) has been recognized which represents that part of our interest in the securitized assets which we have retained. The fair value of the interest-only strip is represented by the present value of the future income streams expected to be received. The present value of future income streams is calculated by discounting future income by market discount rates for these types of securities. In accordance with SFAS 140, the receivable is treated as an available-for-sale security that is revalued at the end of each reporting period. Increases and decreases in value are taken to the statement of comprehensive income, unless the value of the security falls below its original cost. In such circumstances, other-than-temporary losses are considered to have occurred and the impairment losses are taken to the income statement. There was no impairment loss in any of the periods presented.

Mortgage asset securitization

Thousand of Euros	2005

Value of interest-only strip at inception (1)	621,626
Increase/(decrease) in value of interest only strip (recorded in Other Comprehensive Income, see Note 58.3.i)	(126,952)

Value of interest-only strip at 31 December (1)	494,674

(1)	The valuation of the interest-only strip asset is based on a key assumption of a discount rate of 8.4%.

h) Income taxes (SFAS No. 109)

The previous adjustments to net income and Stockholders’ Equity do not include their related effects on corporate income tax, which are disclosed under “Cumulative tax effect of adjustments” item on the reconciliation statements.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Back to Index

Deferred tax liabilities are recognized in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Group is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

The deferred tax assets and liabilities recognized are reassessed at year-end in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analysis performed. Income and expenses recognized directly in equity are accounted for as temporary differences.

As a result of the application of SFAS No. 109, the Group has recorded deferred tax assets of €148,395 and €230,067 thousand in 2005 and 2004, and deferred tax liabilities of €880,014 and €1,583,392 thousand in 2005 and 2004 arising from various adjustments in the IFRS to U.S. GAAP reconciliation. Additionally, a valuation allowance is provided when it is more likely than not, based on future profit forecasts, that some portion of the deferred tax assets will not be realized.

A reconciliation of the Group’s effective income tax expense to the Spanish statutory income tax expense has been disclosed in Note 27.

Back to Index

Following is a summary of the deferred tax assets and liabilities that should be recorded under SFAS No. 109, in addition to timing differences recorded under IFRS:

	Thousands of Euros

	2005		2004

	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities

Tax effect of IFRS to U.S. GAAP reconciliation adjustments:
Legal restatements of assets (considered as deemed cost upon first time adoption of IFRS)	77,346	—	79,315	—
Effect of net unrealized gains on derivative instruments	—	138,373	—	18,539
Loan allowances	—	229,162	—	404,874
Other items	—	—	65,111	—

Total	77,346	437,535	144,426	423,413

Additionally, €71,049 and €442,479 thousand have been recorded as deferred tax assets and deferred tax liabilities arising from Abbey’s acquisition with no impact on the reconciliation adjustments in 2005 (€85,641 and 1,159,979 thousand in 2004).

i) Other Comprehensive Income (SFAS 130)

SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The objective of the statement is to report a measure of all changes in Stockholders’ Equity that result from transactions and other economic events of the period from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

The accumulated balances of other comprehensive income for the years ended December 31, 2005 and 2004 were as follows:

Thousands of Euros	Foreign Currency Items	Net Gains (Losses) on Derivative Instruments	Unrealized Gains (Losses) on Securities	Other Comprehensive Income (Loss)

Balance as of December 31, 2003	(7,236,740)	(14,146)	2,606,980	(4,643,906)
Changes in 2004	(121,532)	353,212	(569,590)	(337,910)

Balance as of December 31, 2004	(7,358,272)	339,066	2,037,390	(4,981,816)
Changes in 2005	1,112,333	(268,660)	(82,458)	761,215

Balance as of December 31, 2005	(6,245,939)	70,406	1,954,932	(4,220,601)

Back to Index

Taxes allocated to each component of Other Comprehensive Income in 2005 and 2004 were as follows:

Thousand of Euros	2005			2004

	Before Tax amount	Tax expense or benefit	Net of tax amount	Before Tax amount	Tax expense or benefit	Net of tax amount

Foreign currency translation adjustments	1,112,333	—	1,112,333	(121,532)	—	(121,532)

Net Gains on Derivatives	(427,569)	158,909	(268,660)	543,403	(190,191)	353,212

Unrealized gains on securities:
Total holding gains arising during the period	1,114,565	(68,898)	1,045,667	1,175,894	(684,630)	491,264
Less: reclassification adjustment for gains included in net income	(1,173,555)	45,430	(1,128,125)	(1,632,083)	571,229	(1,060,854)

Net unrealized gains	(58,990)	(23,468)	(82,458)	(456,189)	(113,401)	(569,590)

Other Comprehensive Income (Loss)	625,774	135,441	761,215	(34,318)	(303,592)	(337,910)

Unrealized gains on securities:

In 2005 the Group sold its remaining 2.57% of Royal Bank of Scotland Group plc, the 22.02% holding in Unión Fenosa, S.A. and its 27.07% in Auna Operadores de Telecomunicaciones, S.A. The capital gains of those three disposals amounted to €2,229 million.

In 2004 the Group sold 2.51% of Royal Bank of Scotland Group plc and 4% of Shinsei Bank, Ltd. Also the Bank reclassified, under U.S. GAAP, its holding in Auna Operadores de Telecomunicaciones, S.A. as we gave a mandate to an investment bank to open a competitive process to sell it.

58.4 Significant presentation differences between IFRS and U.S. GAAP

In addition to the differences in valuation and income recognition principles disclosed in Note 58.2, other differences relating to the financial statements presentation exist between IFRS as applied by Spanish banks and U.S. GAAP presentation following the formatting guidelines in Regulation S-X of the Securities and Exchange Commission of the United States. Although these differences do not cause differences between IFRS and U.S. GAAP reported net income and/or Stockholders’ Equity, it may be useful to understand them to better interpret the Group’s financial statements presented in accordance with U.S. GAAP. Following is a summary of the significant classification differences that pertain to the basic financial statements.

BALANCE SHEET-

a.

The captions “Loans and advances to credit institutions”, “Cash and balances with central banks” and “Loans and advances to customers” (see Notes 6 and 10) include securities purchased under agreements to resell to financial institutions and other customers, respectively. Under U.S. GAAP, securities purchased under agreements to resell are presented as a separate item.

b.

The assets classified under the main category of “Other financial assets at fair value through profit or loss”, are reclassified in the U.S. GAAP balance sheet to financial assets held for trading—Banks, Loans, Debt Securities or Equity Securities, according to their nature, as such designation doesn’t exists.

c.	The caption “Insurance contracts linked to pensions” is presented netted with pension liabilities in the “Pension Allowance” caption of the U.S. GAAP balance sheet.
d.

Preference shares are included in “Equity having the substance of a financial liability” or “Subordinated debt” in our IFRS balance sheet, while in the U.S. GAAP balance sheet they are included in “Minority interest” or “Long-term debt” depending on which entity act as issuer (operative or special purpose entity respectively). See Note 58.5 for further explanation.

Back to Index

e.

Assets acquired through foreclosure and waiting disposition, net of the related allowances, are included under “Non-current assets held for sale: Tangible assets” in the balance sheet (see Note 12). Under U.S. GAAP, such assets are presented under “Other assets”.

f.

The “Total other assets” caption on the asset side of the U.S. GAAP balance sheet includes the followings captions of the IFRS Balance Sheet: “Intangible assets”, “Other assets” and “Prepayments and accrued income”.

g.

Deposits from credit institutions (see Note 20) and from customers (see Note 21), both including securities sold under agreements to repurchase and other short-term borrowings, are presented as separate items in the balance sheet. Under U.S. GAAP, such funds are presented under “Deposits” classified by nature, except securities sold under agreements to repurchase and other short-term borrowings, which are presented under the caption “Short-term debt”.

h.

The liability captions “Debt securities” and “Subordinated debt” disclosed in the balance sheet (Notes 22 and 23 respectively) are presented under the caption “Long term debt” under U.S. GAAP, except the item “Promissory Notes” which is included under the “Short term debt” caption.

i.

The following captions on the liability side of the IFRS balance sheet are presented under the caption “Other liabilities-Others” on the U.S. GAAP balance sheet: “Other liabilities”, “Accrued expenses and Deferred Income” and “Provisions”.

j.

The caption “Pension allowance” on the U.S. GAAP balance sheet is reported net of the amounts of pension commitments covered by contracts taken out with insurance companies; these amounts are presented on the IFRS balance sheet under the caption “Insurance contracts linked to pensions”.

k.

Under IFRS stock borrowed and lent are accounted for as off-balance sheet commitments. Under U.S. GAAP these transactions are grossed up on the balance sheet and included as an asset (“Available-for-sale Investment securities” and as liabilities that represent the obligation to return the securities received (“stock borrowing liabilities” under the “Other liabilities” caption).

STATEMENT OF INCOME-

a.

The breakdown of interest income and interest expense under IFRS and U.S. GAAP is determined by the classification of the assets and liabilities that generate such income and expenses. However, net interest income in our statement of income includes the interest cost assigned to the pension plan, which are classified as a part of “Salaries and employee benefits” in the U.S. GAAP statement of income.

b.

Income and expenses of Insurance business in our statement of income is included under the “Insurance activity income” caption, while in the U.S. GAAP statements the revenue is classified under the “Interest Income” or “Non-Interest income” captions and the expenses under the “Interest expense” or “Non-interest Expense” captions.

c.

Commissions and fees received and paid by the Group are presented as separate items in our statement of income. Under U.S. GAAP, such commissions and fees are presented net and detailed by activity (together with insurance activity, see Note b) above).

d.

“Gains/losses on financial assets and liabilities (net)” includes gains and losses from investment securities and from derivatives. Under U.S. GAAP, such gains and losses are disclosed separately under “Gains (losses) from investment securities” and “Gains (losses) from foreign exchange, derivatives and other, net”.

Back to Index

e.

Occupancy and maintenance expenses of premises and equipment are included under the caption “Other general administrative expenses”. Under U.S. GAAP, such expenses are included as a part of “Occupancy expenses of premises, depreciation and maintenance, net”.

f.

Amortization of intangible assets is included as a part of “Depreciation and amortization”. Under U.S. GAAP, such amortization is included under “Non-interest expense – Amortization of intangible assets”.

58.5 Consolidated financial statements

Following are the consolidated balance sheets and consolidated statements of income of the Group under IFRS reformatted to conform to the presentation guidelines for bank holding companies set forth in Regulation S-X of the Securities and Exchange Commission of the United States of America.

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates but any differences should not be material.

In addition to the presentation differences explained above, the application of FIN 46-R has resulted in certain other differences.

FIN 46-R defines and identifies “Variable Interest Entity” (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, (2) equity investor that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity or (3) equity investors that have voting rights that are not proportionate to their economic interests and substantially all the activities of the entity involved, or are conducted on behalf of, an investor with a disproportionately small voting interest. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both.

The application of FIN 46-R has resulted in the deconsolidation of some special purpose entities that are used to issue preferred securities and that were designated VIEs. As a result most of our issuances of preference shares were classified as long term debt (€6,854,071 and €6,213,761 thousand in 2005 and 2004 respectively) and its share of net income considered as interest expense, while some issuances made from operating subsidiaries (i.e. Abbey and Banesto) were classified in Minority Interest (€1,227,544 and 1,202,477 thousand in 2005 and 2004 respectively), see Notes 58.2 and 58.6.g.

Some mortgage securitization vehicles are considered “qualifying special purpose entities” under U.S. GAAP and fall outside the scope of FIN 46-R. Consequently, under U.S.GAAP these securitizations of mortgage loans are accounted for as sales (See Note 58.3.g). However, in our IFRS financial statements those entities have been consolidated. In the preparation of the following financial statements the loans and the secured debt of these mortgage securitization vehicles that are considered “qualifying special purpose entities” under U.S.GAAP have been derecognized (21,467 and 18,685 million euros at December 31, 2005 and 2004 respectively).

The group enters into transactions under which it lends and borrows stock using other stock as collateral, and these are accounted for as Off-Balance Sheet Commitments under IFRS. Under SFAS 140, these transactions are grossed up on the following balance sheet. At December 31, 2005, the group have included record assets of €27,493 million (2004: €29,263 million) as collateral received and liabilities of €27,493 million (2004: €29,263 million) as an obligation to return collateral received.

Back to Index

CONSOLIDATED BALANCE SHEET

	Thousands of euros

	2005	2004

Assets
Cash and due from banks	12,778,288	8,262,456
Interest earning deposits in other banks	21,656,497	16,260,049
Securities purchased under agreements to resell	30,118,812	28,221,773
Trading account assets	203,070,126	157,515,031
Banks	12,707,521	19,402,241
Loans	32,911,193	22,799,136
Derivatives	27,629,194	21,081,213
Debt securities	91,441,181	75,502,587
Equity securities	38,381,037	18,729,854
Investment securities	102,824,478	73,608,624
Available-for-sale	102,824,478	73,608,624
Of which pledged	70,000	62,000
Net Loans and leases	380,047,994	326,827,400
Loans and leases, net of unearned income	387,657,920	333,672,615
Less-Allowance for loan losses	(7,609,926)	(6,845,215)
Premises and equipment, net	8,912,411	9,627,478
Investment in affiliated companies	3,031,482	3,747,564
Other assets	78,724,301	77,163,052
Intangible Assets	2,211,026	412,733
Goodwill in consolidation	14,018,245	15,090,541
Accrual Accounts	2,969,219	3,006,164
Hedge derivatives	4,126,104	3,824,936
Others	55,399,707	54,828,678

Total assets	841,164,389	701,233,427

Liabilities
Deposits	329,944,371	311,879,381
Non interest deposits	9,159,404	7,917,020
Interest bearing	320,784,967	303,962,361
Demand deposits	82,603,507	113,481,111
Savings deposits	90,471,827	78,849,072
Time deposits	147,709,633	101,439,108
Certificates of deposit	—	10,193,070
Short-term debt	151,359,866	86,584,340
Long-term debt	131,059,159	104,817,622
Other liabilities	184,946,750	160,249,349
Taxes Payable	3,867,795	3,496,212
Accounts Payable	5,202,654	2,508,725
Accrual Accounts	3,048,733	4,305,825
Pension Allowance	11,496,596	10,687,541
Derivatives	31,538,809	28,139,089
Stock borrowing liabilities	28,708,336	29,087,299
Liabilities under insurance contracts	44,672,300	42,344,776
Other Provisions	5,650,029	4,577,300
Others	50,761,498	35,102,582

Total liabilities	797,310,146	663,530,692
Minority interest	4,075,767	3,287,793
Stockholders’ equity
Capital stock	3,127,148	3,127,148
Additional paid-in-capital	20,370,128	20,370,128
Other additional capital	(1,797,267)	(1,437,162)
Current year earnings	6,220,104	3,605,870
Other reserves	11,858,363	8,748,958

Total stockholders’ equity	39,778,476	34,414,942

Total liabilities and Stockholders’ equity	841,164,389	701,233,427

Back to Index

CONSOLIDATED STATEMENTS OF INCOME

	Thousands of euros

	2005	2004

Interest income:
Interest and fees on loans and leases	26,223,462	11,000,093
Interest on deposits in other banks	5,189,789	2,066,299
Interest on securities purchased under agreements to resell	1,123,269	760,268
Interest on investment securities	5,312,531	4,315,220
Dividends	176,353	176,404

Total interest income	38,025,404	18,318,284
Interest expense:
Interest on deposits	(13,648,652)	(5,430,827)
Interest on short-term borrowings	(4,240,167)	(2,373,045)
Interest on long-term debt	(4,350,665)	(1,912,586)

Total interest expense	(22,239,484)	(9,716,458)

Net interest income	15,785,920	8,601,826
Provision for credit losses	(1,615,195)	(1,585,869)
Net interest income after provision for credit losses	14,170,725	7,015,957
Non-interest income:
Commissions and fees from fiduciary activities	1,955,911	1,583,185
Commissions and fees from securities activities, net	640,137	509,782
Fees and commissions from insurance activities	4,995,043	2,748,984
Other Fees and commissions, net	2,793,286	2,151,365
Gains (losses) from:
Affiliated companies’ securities	1,741,859	303.498
Investment securities	2,562,504	1.821.971
Foreign exchange, derivatives and other, net	114,110	128.503
Sale of premises	(83,272)	(179.866)
Other income	2,047,300	1,926,729

Total non-interest income	16.766.878	10,994,151
Non-interest expense:
Salaries and employee benefits	(7,141,212)	(5,562,425)
Occupancy expense of premises, depreciation and maintenance, net	(1,429,021)	(965,865)
General and administrative expenses	(3,199,379)	(2,039,895)
Amortization of goodwill	—	(138,200)
Amortization of intangible assets	(398,852)	(348,119)
Provisions for specific allowances	(1,022,591)	(425,801)
Payments to Deposit Guarantee Fund	(173,696)	(141,617)
Insurance claims	(7,785,434)	(2,501,461)
Other expenses	(1,572,361)	(1,290,830)

Total non-interest expense	(22.722.546)	(13,414,213)
Income before income taxes	8,215,057	4,595,895
Income tax expense	(1,391,176)	(596,792)

Net consolidated income for the year	6,823,881	3,999,103
Net income attributed to minority interest	603,777	393,233

Net income attributed to the group	6,220,104	3,605,870

Back to Index

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (NOTES 30 AND 31)

	Thousand of shares

NUMBER OF REGISTERED SHARES	2005	2004

Balance at beginning of the year	6,254,296	4,768,402

Capital increases for the acquisition of Abbey National PLC (November 2004, Note 58.6.H)	—	1,485,894

Balance at end of the year	6,254,296	6,254,296
Par value per share at year-end (Euro) :	0.50	0.50

CHANGES IN STOCKHOLDERS’ EQUITY

	Thousands of Euros

Capital stock	2005	2004

Balance at beginning of the year	3,127,148	2,384,201

Capital increases for the acquisition of Abbey National PLC (November 2004, Note 58.6.H)	—	742,947

Balance at year-end	3,127,148	3,127,148
Retained earnings and other reserves
Balance at beginning of the year	29,510,230	16,235,432

Net income attributable to the Group for the year	6,220,104	3,605,870
Dividends	(2,270,810)	(2,015,948)
Decrease/ (increase) in Treasury stock	99,853	(127,223)
Paid-in capital	—	11,797,995
Other variations, net	14,855	14,104

Balance at year-end	33,574,232	29,510,230
Valuation Adjustments
Balance at beginning of the year	1,777,564	2,043,360

Net Income Recognized Directly In Equity	1,299,532	(265,796)

Balance at year-end	3,077,096	1,777,564
Stockholders’ Equity balance at year-end	39,778,476	34,414,942

Back to Index

Following are the summarized balance sheets of Banco Santander Central Hispano, S.A. as of December 31, 2005 and 2004.

	2005	2004

	(Thousand of Euros)
CONDENSED BALANCE SHEETS (Parent company only)
Assets
Cash and due from banks	49,895,502	36,481,668
Trading account assets	24,060,091	13,494,422
Investment securities	49,942,815	19,251,480
Net Loans and leases	107,596,398	94,585,607
Investment in affiliated companies	34,682,610	34,017,195
Premises and equipment, net	1,551,633	1,608,168
Other assets	13,972,259	13,029,526

Total assets	281,701,308	212,468,066
Liabilities
Deposits	133,530,241	106,840,594
Short-term debt	54,544,358	24,702,126
Long-term debt	36,974,185	33,996,367
Other liabilities	27,631,055	18,089,348

Total liabilities	252,679,839	183,628,435
Stockholders’ equity
Capital stock	3,127,148	3,127,148
Retained earnings and other reserves	25,894,321	25,712,483

Total stockholders’ equity	29,021,469	28,839,631

Total liabilities and Stockholders’ equity	281,701,308	212,468,066

Following are the summarized statements of income of Banco Santander Central Hispano, S.A. as of December 31, 2005 and 2004.

	2005	2004

	(Thousand of Euros)
CONDENSED STATEMENTS OF INCOME (Parent company only)
Interest income
Interest from earning assets	8,181,987	5,658,361
Dividends from affiliated companies	1,900,353	1,478,910

	10,082,340	7,137,271
Interest expense	(6,852,627)	(4,397,945)

Net interest income	3,229,713	2,739,326
Provision for credit losses	(126,450)	(619,372)

Net interest income after provision for credit losses	3,103,263	2,119,954
Non-interest income:	2,552,860	2,355,913
Non interest expense:	(3,050,492)	(2,609,673)

Income before income taxes	2,605,631	1,866,194
Income tax expense	(622)	69,798

Net income	2,605,009	1,935,992

Back to Index

58.6 Additional disclosures required by U.S. GAAP

A) Earnings Per Share

Basic EPS is computed by dividing net income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator), which may include contingently issuable shares where all necessary conditions for issuance have been satisfied.

Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to the potential dilution that could occur if securities or other contract to issue common stock (including stock options) were exercised or converted into common stock and then shared in the earnings of the entity.

The Bank’s share option plans outstanding at December 31, 2005 and 2004 have a dilutive effect on the earnings per share equal to an increase of 23,325,614 and 8,602,181 shares respectively, as explained in Notes 4.b.ii and 49.c. The effect of these stock options plans is included in the EPS calculation.

The computation of basic and diluted EPS for the years ended December 31, 2005 and 2004 is presented in the following table.

	Thousands of Euros, except per share data

	2005	2004

NUMERATOR FOR BASIC AND DILUTED CALCULATION:
IFRS
Net consolidated income for the year	6,749,770	3,996,234
Less: net income attributed to minority interest	(529,666)	(390,364)

Net income for basic calculation	6,220,104	3,605,870
Plus: interest of convertible bonds	—	—

Net income for diluted calculation	6,220,104	3,605,870
U.S. GAAP
Net income for basic calculation	6,318,460	3,940,866

Plus: interest of convertible bonds	—	—

Income for diluted calculation	6,318,460	3,940,866
DENOMINATOR FOR BASIC AND DILUTED CALCULATION:
Basic calculation weighted-average shares	6,240,611,051	4,950,497,709
Plus: effect of convertible bonds	—	—
Plus: effect of stock options plans	23,325,614	8,602,181

Weighted-average shares for diluted calculation	6,263,936,665	4,959,099,890
EARNINGS PER SHARE RATIOS:
IFRS (Euro per share)
Basic earnings per share	1.00	0.73
Diluted earnings per share	0.99	0.73
U.S. GAAP (Euro per share)
Basic earnings per share	1.01	0.80
Diluted earnings per share	1.01	0.79

Back to Index

B) Investment Securities

The following table shows a disclosure of the amortized cost, gross unrealized gains and losses, and fair value of available-for-sale fixed maturity securities and equity securities for 2005 and 2004:

INVESTMENT SECURITIES

	December 31, 2005				December 31, 2004

(U.S. GAAP presentation) Thousands of euros	Amortized cost	Gross unrealized gains	Gross unrealized losses (2)	Fair Value (1)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value (1)

Available-for-sale securities
Debt securities:
United States-
US Treasury and other US Government Agencies	651,424	—	13,933	637,491	1,382,532	18,912	3,849	1,397,595
States and political subdivisions	90,881	—	390	90,491	308,530	432		308,962
Mortgage-backed securities	655,442	—	13,323	642,119	274,154	—	5,330	268,824
Corporate debt securities	—			—	125,669	1	111	125,559
Other securities	1,402,838	—	376	1,402,462	296,489	69	404	296,154
	—				—
Spanish Government	12,787,831	291,095	43,531	13,035,395	11,418,052	308,323	—	11,726,375
Other Spanish public authorities	17,615			17,615	17,768	—		17,768
Securities of other foreign Governments	43,254,927	391,236	26,469	43,619,694	7,815,031	581,363	162,185	8,234,209
	—				—
Other Corporate debt securities	1,367,372	78	856	1,366,594	1,979,628	9,122	3,733	1,985,017
Other Mortgage-backed securities	2,465,580	1,895	30,142	2,437,333	6,607,348	1,444	3	6,608,789
Other debt securities	4,939,894	36,487	351	4,976,030	5,675,066	59,947	1,778	5,733,235

	67,633,804	720,791	129,371	68,225,224	35,900,267	979,613	177,393	36,702,487
Equity securities	—
Spanish securities	1,548,863	804,337	—	2,353,200	682,022	657,558	—	1,339,580
International securities	2,576,992	960,726	—	3,537,718	5,524,865	954,391	—	6,479,256
of which: United States:	57,476	—	—	57,476	26,838	—	—	26,838

	4,125,855	1,765,063	—	5,890,918	6,206,887	1,611,949	—	7,818,836

(1)	Fair values are determined based on year-end quoted market prices for listed securities and on management’s estimate for unlisted securities.
(2)	Gross unrealized losses under IFRS are bigger than those under U.S. GAAP, due to the “Other than Temporary Adjustment” included in reconciliation to U.S.GAAP (see Note 58.2 and Note 58.3.b).

Gross gains of €14,694,950 and €5,538,049 thousand and gross losses of €12,132,446 and €3,716,078 thousand have been realized during 2005 and 2004 on the sales of trading and available-for-sale investment securities, which are included, net, under “Gains (losses) from Investment Securities” in the consolidated statement of income.

Back to Index

The following table includes the detail of the available-for-sale portfolios excluding the allocation of the allowance for credit losses:

	Thousands of Euros

	2005

AVAILABLE-FOR-SALE Classification by maturity	Yield	Amortized Value	Fair Value

Debt securities:
Due in one year or less	4.09%	10,300,274	10,512,899
Due after one year through five years	3.62%	42,288,013	42,575,979
Due after five years through ten years	5.80%	7,108,991	7,156,197
Due after ten years	6.32%	7,936,526	7,980,149

		67,633,804	68,225,224

The details of the trading portfolio by type of security are set out below:

TRADING PORTFOLIO

(U.S. GAAP presentation) Thousands of Euros	2005	2004

Trading Portfolio Debt Securities:	Fair value	Fair Value

United States:
U.S. Treasury and other U.S. Government agencies	237,079	—
States and Political subdivisions	4,676	382,439
Mortgage-backed securities	—	—
Corporate debt securities	2,425,250	—
Other Securities	862,072	5,463,250
Spanish Government	6,559,938	5,715,922
Other Spanish Public authorities	103,713	199,689
Securities of other foreign Governments	29,373,007	35,245,080
Other Corporate debt securities	14,569,752	33,091
Other Mortgage-backed securities	78,179	18,268
Other debt securities	37,227,515	28,444,848

Total debt securities	91,441,181	75,502,587
Trading Equity Securities
Spanish Securities	5,291,082	2,892,144
International Securities	33,089,955	15,837,710
Of which United States	190,235	255,213

Total equity securities	38,381,037	18,729,854

The following table includes the detail of the debt securities trading portfolios:

	Thousands of Euros

	2005

TRADING PORTFOLIO Classification by maturity	Yield	Book Value	Fair Value

Debt securities:
Due in one year or less	5.52%	46,889,886	46,889,886
Due after one year through five years	6.18%	35,166,490	35,166,490
Due after five years through ten years	5.46%	5,588,118	5,588,118
Due after ten years	4.85%	3,796,687	3,796,687

		91,441,181	91,441,181

Back to Index

C) Allowance for Credit Losses

The balances of the recorded investment in impaired loans and of the related valuation allowance as of December 31, 2005 and 2004 are as follows:

	Thousands of Euros

	2005	2004

Impaired loans requiring no reserve	974,418	613,680
Impaired loans requiring valuation allowance	3,407,355	3,618,153

Total impaired loans	4,381,773	4,231,833
Valuation allowance on impaired loans	3,130,929	2,995,621

The roll-forward of allowances (under IFRS) is shown in Note 10. The reconciliation item to U.S. GAAP is in Note 58.3.a.

Interest income on non-performing loans is recognized on a cash-received basis. An estimate of the effect of non-performing loans - net of charge-off - on interest income is presented in the following table:

	Year ended December 31,

	2005	2004

	(in thousands of euros)
Interest owed on non-accruing assets
Domestic	38,751	36,273
International	273,834	184,090

Total	312,585	220,363
Interest received on non-accruing assets
Domestic	79,183	83,535
International	77,602	105,273

Total	156,785	188,808

For the twelve months ended December 31, 2005 and 2004 the average recorded investments in non-performing loans were €976,086 and €913,670 thousand from borrowers in Spain, and €3,397,448 and €2,283,995 from borrowers outside Spain.

D) Short Term Borrowings

Following is an analysis of the components of the “Short-term borrowings” caption for 2005 and 2004:

Thousands of Euros	2005		2004

	Amount	Average Rate	Amount	Average Rate

Securities sold under agreements to repurchase:
At December 31	126,201,890	3.55%	67,856,642	1.55%
Average during year	91,458,502	3.65%	62,726,813	3.24%
Maximum month-end balance	129,563,533		69,575,864
Other short-term borrowings:
At December 31	25,157,976	2.34%	18,727,698	2.66%
Average during year	21,249,880	4.23%	14,975,003	2.26%
Maximum month-end balance	26,688,044		18,752,237

Total short-term borrowings at year-end	151,359,866	3.35%	86,584,340	1.79%

Back to Index

This short-term indebtedness is denominated in different currencies, mostly Euro, US$, GBP and Latin-American currencies. Interest rates of these currencies have not followed the same trend.

E) Pension Liabilities

IFRS pension allowance includes some liabilities that under U.S. GAAP are presented separately. This different balance sheet classification does not generate a net income or stockholders’ equity variation.

IFRS “Defined Benefit Obligations” differ from its U.S. GAAP equivalent “Projected Benefit Obligation” (“PBO”) (as defined according to SFAS 87) because it includes other commitments such as those arising from employees taking early retirement or annuity contracts. IFRS “Plan assets” also include annuity contracts which are not permitted to be included in SFAS 87 calculations. Total Accrued Commitments should be funded both under IFRS or U.S. GAAP, and the only difference is the classification as one liability under IFRS and various liabilities under U.S. GAAP.

The information herein included is presented to fulfill SFAS 132-R disclosure requirements. See Note 2.v to find the total commitment obligations under IFRS classification and details of how they are funded.

Spain:

The need for pension liabilities arises because certain personnel employed in Spain are entitled to pension benefits, in addition to the Social Security pension provided by the State. The benefits under the plans are based primarily on years of service and a final payment formula.

Benefits for retired employees are subject to annual adjustments (see Note 2.v). Insurance companies administer most of the plans. The funding policy of the plan is consistent with the requirements in Spain.

Under SFAS No. 87, the actuarial assumptions considered in 2005 and 2004 for U.S. GAAP disclosure purposes are the following ones:

	2005	2004

Discount rate	4%	4%
Life expectancy table (*)	GRM/F 95	GRM/F 95
Salary increase rate (***)	2.5%	2.5%
Inflation rate	1.5%	1.5%
Rate of increase in Social Security contribution ceilings	1.5%	1.5%
Rate of increase in overall maximum Social Security benefits	1.5%	1.5%
Expected rate of return on plan assets (**)	4.5%-10.5%	4.5%-10.5%

(*)	In 2005 and 2004 Banesto has used the PERMF2000P life expectancy table.
(**)	Banesto considers the expected return on plan assets based on the discount rate, which is 4%, for the two years.
(***)	Banesto uses the assumption of 2.9%.

Back to Index

Following is a disclosure of the aggregate amount of the estimated funded status for U.S. GAAP purposes of the plans of the Bank and the Banesto Group as of December 31, 2005 and 2004 as required by SFAS 132-R.

Thousands of Euros	2005	2004

CHANGE IN BENEFIT OBLIGATION
Accumulated benefit obligation (ABO) at the beginning of the year	5,083,766	5,165,783
Interest cost	203,351	206,631
Service cost	37,359	32,010
Benefits paid	269,283	237,363
Curtailments	(20,235)	(73,414)
Actuarial (gains) losses	37,415	(9,881)

ABO at year-end (1)	5,072,373	5,083,766
Projected benefit obligation (PBO) at the beginning of the year	5,406,804	5,501,455
Interest cost	215,399	219,272
Service cost	50,853	49,697
Benefits paid	269,283	237,363
Curtailments	26,993	(102,834)
Actuarial (gains) losses	(47,174)	(23,423)

PBO for service rendered to date at year-end	5,383,592	5,406,804
CHANGE IN PLAN ASSETS
Plan assets at fair value at the beginning of the year	3,326,309	3,183,176
Benefits paid	209,032	178,482
Company contribution (4)	304,273	140,763
Return on Plan assets	199,101	180,852

Plan assets at fair value at year-end (2)	3,620,651	3,326,309

FUNDED STATUS
Benefit obligation in excess of plan assets (3)	1,762,941	2,080,495

(1)	Substantially all accumulated benefit obligations are vested.
(2)	This amount is recorded in insurance subsidiaries based on contracts which cannot be considered as annuity contracts.
(3)

As described in Notes 2.v, 2.w, 2.x and 25.c the Group maintains adequate funding which covers the Defined Benefit Obligations. IFRS “Defined Benefit Obligation” differs from its U.S. GAAP equivalent “Projected Benefit Obligation” (“PBO”) (as defined according to SFAS 87) because the former includes other commitments such as those arising from employees taking early retirement or annuity contracts which are not included in the “PBO” (as defined by SFAS 87); in the same manner, IFRS “Plan assets” also include annuity contracts which are not included in “Plan assets” as calculated under SFAS 87. In addition to Plan Assets, the Bank has in-house pension allowances. Accordingly, Defined Benefit Obligations are funded both under IFRS and U.S. GAAP, and the only difference is the balance sheet classification. Hence, there’s no need of an additional liability as of December 31, 2005 and 2004.

(4)	Expected Contributions for 2006 are similar in amount to the 2005 contribution of €304,273 thousand.

Back to Index

The following table shows the differences between the Defined Benefit Obligations registered by Spanish companies and the Projected Benefit Obligation (PBO) under U.S. GAAP of the plans of the Bank and the Banesto Group as of December 31, 2005 and 2004.

Million of Euro	2005	2004

Defined Benefit Obligation (Note 25.c)	10,643	10,532
Commitments arising from employees retired early (Note 25.c) (*)	(4,215)	(4,051)
Other commitments (Note 25.c)	(54)	(48)
Annuity contracts, total accrued commitments in other Spanish companies and other (**)	(990)	(1,026)

Projected Benefit Obligation under U.S. GAAP	5,384	5,407

(*) These are special termination benefits which are classified under the “Provisions for pensions and similar obligations” caption of the balance sheet.

(**) Of which annuity contracts amounted to €696,721 and €713,820 thousand as of December 31, 2005 and 2004.

In addition to Spanish entities, certain Group finance entities abroad have commitments to their employees that are similar to pensions.

The technical assumptions used by these entities (interest rates, mortality tables, cumulative annual CPI, etc.) are consistent with the economic conditions prevailing in those countries.

As of December 31, 2005 and 2004, the Defined Benefit Obligations registered by these foreign companies amounted to €11,818 and €9,324 million, respectively (of the 2005 figure, €6,337 are related to Abbey). Of these amounts, €4,247 and €3,657 million respectively, were covered by in-house pension allowances recorded under the “Provisions - Provisions for Pensions and Similar Obligations” caption in the consolidated balance sheets (of the 2005 figure, €1,788 are related to Abbey). The remaining amount includes the plan assets.

Abbey and Banespa are among the foreign entities with the biggest pension commitments. Their pension allowances amount to €3,740 of the total €4,247 million allowances of foreign entities.

Banespa’s pension plans have been funded since the inclusion of Banespa in the Group (the acquisition in November 2000 of 33% of Capital Stock representing 66.5% of voting rights). In April 2001, the Bank acquired through a tender offer 67% of its Capital Stock, obtaining 98.3% of its voting rights. Then a previously planned voluntary redundancy program was launched and Banespa reduced its employee base by approximately one third. In the process, assets allocated to plan assets were clearly defined. Banespa has 6 different pension plans (including Banco Santander Meridional, S.A.’s), some of them contributory plans, which are presented separately since they are different in nature. Some of the data with respect to these plans are:

ACTUARIAL ASSUMPTIONS IN BANESPA	2005	2004

Discount rate	13.6%	12%
Life expectancy table	AT- 2000	UP-84 rated 1 year for males and females
Salary increase rate	4.8%	0%
Inflation rate	4.8%	5%
Expected rate of return on plan assets	8.4%	12%

Back to Index

Thousands of Euros	2005	2004

CHANGE IN BENEFIT OBLIGATION
Accumulated benefit obligation (ABO) at the beginning of the year	1,706,239	1,602,397
Interest cost	281,866	259,798
Service cost	6,357	6,316
Benefits paid	307,645	206,291
Actuarial losses	768,145	—
Exchange (gains) losses	542,829	44,019

ABO at year-end	2,997,791	1,706,239

Vested benefit obligation (VBO) at year-end	2,791,367	1,575,371

Projected benefit obligation (PBO) at the beginning of the year	1,706,239	1,602,397
Interest cost	281,866	259,798
Service cost	6,357	6,316
Benefits paid	307,645	206,291
Actuarial losses	768,145	—
Exchange (gains) losses	542,829	44,019

PBO for service rendered to date at year-end	2,997,791	1,706,239

CHANGE IN PLAN ASSETS
Plan assets at fair value at the beginning of the year	829,420	653,739
Benefits paid	307,645	206,291
Member and company contributions (2)	248,701	169,853
Return on Plan assets	171,662	203,651
Exchange differences	263,874	8,468

Plan assets at fair value at year-end	1,206,012	829,420

FUNDED STATUS
Projected benefit obligation in excess of plan assets (1)	1,791,779	876,819

(1)

As described in Note 2.v. the Group maintains adequate funding which covers the total accrued commitments. IFRS GAAP “Defined Benefit Obligations” differs from its U.S. GAAP equivalent “Projected Benefit Obligation” (“PBO”) (as defined according to SFAS 87) because the former includes other commitments such as those arising from employees taking early retirement or annuity contracts which are not included in the “PBO” (as defined by SFAS 87); in the same manner, IFRS GAAP “Plan assets” also include annuity contracts which are not included in “Plan assets” as calculated under SFAS 87. As of December 31, 2005 and 2004, the in-house pension allowance balances of €4,247 and €3,657 million include €1,952, and €1,163 million covering Banespa’s Net Accrued Pension cost and other commitments related to employee special termination benefits. Accordingly, total defined benefit obligations are funded both under IFRS and U.S. GAAP, and the only difference is the balance sheet classification

(2)	Company expected Contributions for 2006 are €219,186 thousand.

For the purposes of U.S. GAAP, Abbey adopts the provisions of SFAS 87, “Employers Accounting for Pensions”, as amended by SFAS 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits” and SFAS 132(R), “Employers’ Disclosure about Pension and Other Post-retirement Benefits, an amendment to FASB Statements No. 87, 88 and 106”, in respect of its defined benefits pension plans, principally the Abbey National Amalgamated Pension Fund, the Abbey National Group Pension Scheme, the Abbey National Associated Bodies Pension Fund, the Scottish Mutual Assurance Staff Pension Scheme, the Scottish Provident Institution Staff Pension Fund, and the National and Provincial Building Society Pension Fund.

Back to Index

The actuarial assumptions used to calculate the projected benefit obligations for the principal pension plans and the disclosures required were as follows:

	2005	2004

Discount rate	4,85%	5.4%
Life expectancy table	PA92MC C2005	“92” Series
Rate of pension increase	2.8%	2.8%
Salary increase rate	4.3%	4.3%
Expected rate of return on plan assets	6.47%	6.25%

	2005	2004

CHANGE IN BENEFIT OBLIGATION
Projected benefit obligation (PBO) at the beginning of the year (2)	5,290,981	4,763,103
Service cost	152,488	175,878
Interest cost	291,113	258,529
Members’ contributions	17,657	19,264
Special termination benefits	30,775	33,625
Settlements and curtailments	—	(63,230)
Actuarial loss	640,595	228,700
Benefits Paid	(150,093)	(124,888)
Exchange gains (losses)	152,485	—

Projected Benefit obligation at year-end	6,426,001	5,290,981

CHANGE IN PLAN ASSETS
Plan assets at fair value at the beginning of the year	3,530,623	3,127,689
Return on plan assets	659,565	344,693
Settlements	—	(57,414)
Employer contributions	189,797	221,279
Employee contributions	17,657	19,264
Benefits paid	(150,093)	(124,888)
Exchange gains (losses)	101,751	—

Plan assets at fair value at year-end	4,349,300	3,530,623

Projected benefit obligation in excess of plan assets (1)	2,076,701	1,760,358
(1)

As described in Note 2.v the Group maintains adequate funding which covers the defined benefit obligations. IFRS GAAP “Defined Benefit Obligations” differs from its U.S. GAAP equivalent “Projected Benefit Obligation” (“PBO”) (as defined according to SFAS 87) because the former includes other commitments such as those arising from employees taking early retirement or annuity contracts which are not included in the “PBO” (as defined by SFAS 87); in the same manner, IFRS GAAP “Plan assets” also include annuity contracts which are not included in “Plan assets” as calculated under SFAS 87. As of December 31, 2005 the in-house pension allowance balances of €4,247 million for foreign entities commitments include €1,788 million covering Abbey’s Net Accrued Pension cost and other commitments related to employee special termination benefits. Accordingly, Defined Benefit Obligations are funded both under IFRS and U.S. GAAP, and the only difference is the balance sheet classification

(2)	The estimated accumulated benefit obligation at December 31, 2005 amounted to €5,475 million (2004: €4,383 million).

Back to Index

Abbey’s pension schemes did not directly hold any equity securities of Abbey or any of its related parties at December 31, 2005. In addition, Abbey does not hold insurance policies over the plans, nor has Abbey entered into any significant transactions with the plans. Abbey’s regular contribution to defined contribution plans in 2005 was €190 million (2004: €170 million). Expected Contributions for 2006 are €1,149 million.

The Parent Bank, Banesto, Abbey and Banespa jointly account for more than 95% of the pension allowances in the consolidated statements.

The following table presents the components of the combined net periodic pension costs for the Bank, the Banesto Group and Banespa (not including Abbey):

	Thousands of Euros

NET PENSION COST	2005	2004

Service cost	59,599	54,520
Interest cost	615,952	429,226
Excepted return on plan assets	(353,410)	(294,070)
Net amortization and deferral	45,778	25,354
Amount of curtailment (gain)/loss recognized	1,760	5,722
Participant contributions	(12,061)	(8,776)

Net pension cost	357,618	211,976

The net periodic costs of Abbey group are as follows:

	Thousands of Euros

NET PENSION COST	2005	2004(*)

Service cost	153,072	175,878
Interest cost	291,547	258,529
Excepted return on plan assets	(217,763)	(198,390)
Special termination benefits	30,775	33,625
Recognized gain (loss)	89,219	74,039
Recognized prior service cost	711	1,376

Net pension cost	347,561	345,057

(*)	Abbey was purchased in December 2004, therefore the pension costs were considered in the goodwill calculation.

The Group has no significant post-retirement benefit obligations to its employees other than the pension commitments.

Back to Index

The Group maintains adequate funding according to IFRS; therefore, there is no need for additional liabilities under U.S. GAAP. The differences between both regulations in terms of how to present the information are reconciled in the following table that summarizes the 2005 funded status of pension liabilities:

Thousands of Euros

Registered liability under IFRS	14,172,961
Funds from employees taking early retirement	(4,215,788)
Annuity contracts	(696,721)
Other commitments	(329,869)
Assets pledged	5,555,312
Plan Assets	(9,216,667)
Liability under U.S. GAAP	5,269,228

	ABO	Plan Assets	Minimum Liability

The Parent Bank	3,785,806	2,693,283	1,092,523
Banesto	1,286,567	927,368	359,199
Banespa	2,997,791	1,206,012	1,791,779
Abbey	5,474,974	4,349,300	1,125,674
Other	561,520	40,704	520,816

TOTAL	14,106,658	9,216,667	4,889,991

Registered liability in excess over Minimum Liability as per FAS 87	379,237

Investment policies and asset allocations

The benefit obligations of most of the employees from the former Banco Central Hispanoamericano and form Banesto are funded through insurance policies. The pension liabilities of employees from the former Banco Santander are covered by internal funds. The Bank has allocated a fixed-income portfolio to cover its pension commitments.

In Banesto and the Bank itself, the current policy with respect to pensions covered by insurance companies is to demand the legal coverage required, limit the assets in which the insurance company can invest and to demand a minimum yield.

For the pension commitments covered by internal funds, the allocated assets are managed independently and the funds are invested in low-risk assets. With respect to these pension funds located in Spain, they are invested in Spanish Government debt securities.

The Bank has calculated the expected return on plan assets based on the interest rates guaranteed by the insurance polices, according to their maturity dates, which range from 4.5% to 10.5%.

In the case of Banesto, the expected return on plan assets was calculated based solely on the discount rate assumption, which is 4%, because Banesto does not invest in equities and all their investments are in non-participating insurance policies, for which the investment return is guaranteed by the insurance company and was originally based on fixed-interest type investments made by the insurance company.

When we acquired Banespa, its pension commitments were not provisioned. The strategy that the Group followed was to fully recognize this liability and to allocate assets to cover it.

Banespa has calculated the overall expected long-term rate of return-on-assets taking into account the specific features of each portfolio. In the case of the debt securities, around 56% of the securities are long-term notes linked to the IGPM index plus a medium premium of 9.67% with a projected rate of 14.85%, around 33% of the securities are linked to the SELIC rate with a projected rate of 15.8%, and the rest of the debt securities are linked to the IPCA index plus a medium premium of 8.84% with a projected rate of 13.8%. For the equity investments portfolio, Banespa has used the SELIC rate to estimate the expected return-on-assets. In the case of the real estate portfolio, the expected return rate is based on the actuarial rate.

Back to Index

The trustees of the Abbey National Pension schemes are required under the U.K. Pensions Act 2004 to prepare a statement of principles governing investment decisions. The principal duty of the trustees is to act in the best interests of the members of the pension schemes. Its investment policies and strategies limit the risk of the assets failing to meet the liabilities, ensure appropriate liquidity and maximize the return on the assets whilst having regard to the previous objectives.

Abbey has calculated the overall expected return on assets as a weighted average of expected returns from individual asset classes, weighted by the percentage of plan assets in each class at the accounting date.

The following table shows the percentages of the asset allocation by each type of investment in 2005 and 2004.

Plan assets allocation (%)	2005				2004

	Santander	Banesto	Banespa	Abbey	Santander	Banesto	Banespa	Abbey

Debt securities	42%	—	79%	43%	44%	—	76%	43%
Equity investments and Mutual Funds	—	—	18%	51%	—	—	20%	51%
Real Estate	—	—	1%	—	—	—	1%	—
Insurance	58%	100%	—	—	56%	100%	—	—
Others	—	—	2%	6%	—	—	3%	6%
Total	100%	100%	100%	100%	100%	100%	100%	100%

Estimated future benefit payments

The following table presents the projected benefit payments expected to be paid as of December 31, 2005 for the following years:

Thousands of Euros	Santander	Banesto	Banespa	Abbey

2006	206,526	44,358	285,808	161,973
2007	210,504	48,116	264,368	174,376
2008	211,644	51,944	254,727	187,655
2009	212,939	55,601	246,644	202,101
2010	215,006	58,759	231,355	217,569
2011 a 2015	1,080,145	322,275	1,146,133	1,365,825

F) Derivative Financial Instruments

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

Back to Index

The Group has established policies, procedures and limits in relation to market risk. These limits are defined as a structure which considers different levels from business segment or legal entity levels to portfolio or trader levels. Market risk is monitored by risk committees together with Assets and Liabilities Committees both at the local and global levels.

More detailed information about market risks and control over them can be found in Note 56 and in Item 11. “Quantitative and Qualitative Disclosures about Market Risk”.

Accounting principles-

The Group uses derivative financial instruments for trading purposes and to hedge asset and liability exposures. Derivatives accounted for as hedging operations include instruments that meet specific criteria required by IFRS and Bank of Spain regulations. Derivatives accounted for as trading operations include instruments held for trading purposes and those that do not meet hedge accounting requirements. A full description of the principles applied by the Group in accounting for derivative financial instruments is disclosed in Note 2.d.v. IFRS and U.S. GAAP differ in the accounting treatment of these transactions. See Note 58.2 for a summary of the accounting criteria, and Note 58.3.f. for the impact on the reconciliation of net income and stockholders’ equity from IFRS to U.S. GAAP.

The Bank of Spain regulations consider as hedging transactions those that meet the following criteria (summarized):

a.

The hedge relationship must be documented at inception. At that moment the objective and the hedge strategy must be assessed (all the documentation requirements are similar to those required by FAS 133).

b.

The hedge relationship should be highly effective during the entire estimated term to compensate the changes in the value or in the cash flows attributable to the identified risk, and in accordance with the hedging strategy documented at inception.

c.	Forecasted transactions may be hedged only if it is highly probable that they will occur and when they are subject to any risk that could have an effect on cash flows that could affect the net income.
d.	To qualify as highly effective, the hedge relationship should meet, both at the inception and in any moment, the following requirements:
a)

Prospectively: it should be expected that the changes in the fair value or in the cash flows of the hedged financial instruments will almost be offset by the changes in the fair value or in the cash flows of the hedging instruments.

b)	Retrospectively: The offsetting effects should be within 80% and 125% of the changes in the hedged item.
c)	All the values should be reliably calculated.
d)	Effectiveness should be tested at least each time that the financial statements are prepared.

We have procedures in place that ensure that the requirements with respect to the designation as hedge or speculative, transaction documentation, identification of hedged items and hedging instrument, and the assessment and testing of hedge effectiveness are met.

The Group enters into thousands of derivative transactions, most of which are aimed at eliminating or reducing risks, but only a limited amount of these transactions receive hedge accounting treatment under IFRS due to the strict qualifying requirements of Bank of Spain regulations. Given that U.S. GAAP does not allow certain types of hedges, derivative transactions accounted for as hedges under U.S. GAAP are only a portion of the hedge transactions under IFRS.

As there are differences in designation requirements and hedge accounting between IFRS and U.S. GAAP, many transactions accounted for as hedge under IFRS are reversed for U.S. GAAP purposes and designated as speculative transactions.

For all the transactions that are considered as hedging both under IFRS and U.S. GAAP, additional information is collected to adapt to the accounting treatment required. The adjustments are made in function of the hedge designation under SFAS 133 (i.e. cash flow, fair value or net investment in foreign operation). Only those transactions which fully comply with SFAS 133 requirements are considered to be hedge transactions.

Back to Index

The vast majority of our hedges are simple hedges: the notional value of the hedging instruments is the same as the face value of the hedged item; the hedging instrument is tailored solely to the hedged risk (either benchmark rate of interest or foreign currency); the settlement methods are standard ones, with settlement periods similar to those for the item to be hedged; there are no pre-payable amounts on the item to be hedged or premiums on the hedging instrument, nor are there any options in the hedged items unless such options are completely offset with an opposite option in the hedging instruments.

Among these transactions that are designated hedges under both IFRS and U.S. GAAP, the Group includes derivatives that hedge the foreign currency exposure of a net investment in a foreign subsidiary. The currency of these hedging derivatives is that of the country in which the foreign subsidiary is located, and the amounts to be hedged are closely watched by our risk committees.

Our Group’s companies enter into intercompany derivative transactions for the purposes of managing their own risks.

Usually, in each country in which our Group operates, there is a subsidiary (an individual entity) that acts as the treasury services provider or center for the Group’s financial activities in that country. The remaining subsidiaries operating in that country usually hedge their own risks through transactions entered into with that treasury services provider. In addition, some of our subsidiaries may enter into intercompany derivative transactions with subsidiaries located in other countries.

For accounting purposes, these transactions are recorded as intercompany derivatives on the individual books and records of each company entering into such transactions, but are eliminated in the consolidation process.

Fair value methods-

The following methods and assumptions were used by the Group in estimating its fair value disclosures for derivative financial instruments for which it is practicable to estimate such a value.

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

For options and futures traded in OTC markets (mainly currency options), the fair value is estimated based on theoretical month-end closing prices. These month-end closing prices are calculated estimating the amounts the Group would receive or pay based upon the yield curve prevailing at month-end.

As indicated above, the possible losses arising from the valuation of unhedged transactions are recognized by the Group and are recorded against income.

Back to Index

Forward rate agreements and interest rate swaps

Fair values of these contracts are estimated based on the discounted future cash flows related to the interest rates to be collected or paid, using for this purpose the yield curve prevailing at month-end.

The potential losses are recorded following the same procedure established for other OTC derivatives, which were described above.

Back to Index

The disclosure of the notional amounts of the derivatives of the Group by its designation as trading or hedging operations under IFRS is as follows:

	Thousands of Euros

	2005	2004

Trading
Interest risk contracts:
Forward rate agreements	16,331,944	25,332,323
Interest rate swaps	1,156,680,089	849,037,095
Options and futures	419,627,892	281,660,974
Foreign exchange contracts:
Forward purchase/sale of foreign currency	63,202,964	31,005,396
Currency options	39,091,498	12,556,290
Currency swaps	45,457,931	16,017,634
Derivatives on securities and commodities (1)	90,547,259	50,584,410

	1,830,939,577	1,266,194,122
Hedging derivatives
Interest risk contracts:
Forward rate agreements	736,802	3,390
Interest rate swaps	89,713,429	110,748,376
Options and futures	106,341,280	50,998,525
Foreign exchange contracts:
Forward purchase/sale of foreign currency	6,856,234	30,893,505
Currency options	109,651	20,350
Currency swaps	20,563,442	48,445,869
Derivatives on securities and commodities (1)	2,306,554	53,890,125

	226,627,392	295,000,140

Total derivatives notional amount	2,057,566,969	1,561,194,262
(1)	Future commodity transactions amounted to €8 and €5 million as of December 31, 2005 and 2004, respectively.

The credit exposure in derivative operations is closely controlled. The Group has netting agreements with major counterparties and receives collateral as guarantee of net positions. The aggregate credit exposure of each category of derivative financial instruments held by the Group at December 31, 2005 is shown below:

Distribution by net replacement value and credit risk equivalent
Millions of euros	2005

Credit derivatives	242
Equity derivatives	1,573
Fixed-income derivatives	67
Exchange-rate derivatives	7,386
Interest-rate derivatives	19,319

Total derivatives	28,587
Collateral received	(2,496)

Total	26,091

Back to Index

The following table shows for each type of instrument in the trading derivative portfolio the year-end notional value and the fair value for the years 2005 and 2004:

	Thousands of Euros

	2005		2004

Trading Derivative Portfolio	Notional Value	Fair Value	Notional Value	Fair Value

Interest risk contracts:
Forward rate agreements	16,331,944	3,230	25,332,323	5,095
Interest rate swaps	1,156,680,089	(2,018,894)	849,037,095	(1,933,208)
Options and futures	419,627,892	344,699	281,660,974	51,888
Foreign exchange contracts:
Forward purchase/sale of foreign currency	63,202,964	107,694	31,005,396	(161,140)
Currency options	39,091,498	(222,746)	12,556,290	(371,421)
Currency swaps	45,457,931	(154,330)	16,017,634	1,249
Derivatives on securities and commodities	90,547,259	341,461	50,584,410	(1,755,018)

	1,830,939,577	(1,598,886)	1,266,194,122	(4,162,555)

The following is detail of our consolidated trading and hedging transactions broken down into notional amounts and their fair value in accordance with IFRS at the dates indicated:

Millions of Euros	December 31, 2005		December 31, 2004

	Notional Amount	Fair Value	Notional Amount	Fair Value

• Trading	1,830,939.6	(1,598.9)	1,266,194.1	(4,162.5)
• Hedging	226,627.4	1,815.4	295,000.2	929.6

	2,057,567.0	216.5	1,561,194.3	(3,232.9)

In our reconciliation to U.S.GAAP we made some adjustments that change the designation of some hedge relationships. We identify those hedges under IFRS that do not fully comply with FAS 133 requirements. Under U.S. GAAP accounting those transactions are considered to be speculative transactions and such derivatives are accounted for as trading derivatives.

The following is detail of our consolidated trading and hedging transactions broken down into notional amounts and their fair value in accordance with U.S. GAAP at the dates indicated:

	December 31, 2005		December 31, 2004

Millions of Euros	Notional Amount	Fair Value	Notional Amount	Fair Value

• Trading	1,880,611.3	(1,446.7)	1,462,950.7	(3,529.4)
• Hedging	176,955.6	1,663.1	98,243.6	296.5
Fair Value Hedges	155,148.8	1,894.4	35,806.4	355.3
Cash Flow Hedges	9,777.2	23.9	61,501.9	59.6
Hedges of the foreign currency of a net investment in a foreign subsidiary	12,029.7	(255.1)	935.2	(118.5)

	2,057,567.0	216.5	1,561,194.3	(3,232.9)

Back to Index

The notional amounts of hedging transactions under U.S. GAAP are less than those under IFRS due to the fact that IFRS allows certain hedge accounting that is not permitted under U.S. GAAP.

The Group manages its exposures to market movements by modifying the asset and liability mix, either directly or through the use of derivative financial products including interest rate swaps, equity swaps, futures, forwards, purchased option positions (interest rate caps, floors, and collars) and foreign exchange contracts. See Note 56.

G) Preference Shares and Preferred Securities

The following table shows the balance of the preference shares and preferred securities as of December 31, 2005 and 2004:

	2005	2004

Preference shares	1,308,847	2,124,222
Preferred securities	6,772,768	5,292,016

Total at year-end	8,081,615	7,416,238

Preference Shares are recorded under the “Equity having the substance of a financial liability” caption in the consolidated balance sheet as of December 31, 2005 and 2004.

This category includes the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties.

This category includes non-cumulative preferred non-voting shares issued by Banesto Holdings, Ltd., Totta & Açores Financing, Limited, Pinto Totta International Finance, Limited, and Abbey National plc.

Preferred Securities are recorded under the “Financial liabilities at amortized cost – Subordinated Liabilities” caption in the consolidated balance sheet as of December 31, 2005 and 2004.

For the purposes of payment priority, preferred securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

This category includes non-cumulative preferred non-voting securities issued by Santander Finance Capital, S.A. (Unipersonal), and Santander Finance Preferred, S.A. (Unipersonal), guaranteed by the Bank. It also includes non-cumulative preferred non-voting securities issued by Banesto Preferentes, S.A, Banco Español de Crédito, S.A., and Abbey Group.

Back to Index

Both the preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. None of these are mandatorily redeemable as defined in SFAS No. 150. All securities have been fully subscribed by third parties outside the Group. In the consolidated balance sheets, these securities are shown net of any temporary operations relating to liquidity guarantees (see Notes 23, 26 and Exhibit III), and are described in the table below:

Preference Shares	Outstanding at December 31, 2005

Issuer/Date of issue	Currency	Amount in currency (million)	Interest rate

Banesto Holdings, Ltd. (1)
1992	US$	77.3	10.50%
Totta & Açores Financing, Limited (1)
1996	US$	150	8.875%
Pinto Totta International Finance, Limited (1)
1997	US$	250	Var.
Abbey National plc
Abbey National plc - 1995 (2)		£100	10.375%
Abbey National plc - 1996 (2)		£100	10.375%
Abbey National plc - 1997 (2)		£125	8.625%
Abbey National plc - 2001 (2)	US$	450	7.375%

Preference Securities	Outstanding at December 31, 2005

Issuer/Date of issue	Currency	Amount in currency (million)	Interest rate

Banesto Preferentes, S.A. (1)
2003	Euro	131.14	Euribor (3M) + 0.2%
Banco Español de Crédito, S.A. (2)
2004 (October)	Euro	125	Fixed to 6% until October 29, 2005, and from this date, Eur CMS 10 + 0.125%
2004 (November)	Euro	200	5.5%
Santander Finance Capital, S.A. (Unipersonal) (1)
Serie I (Oct-03)	Euro	450	Fixed to 3% until April 7, 2004, and from this date, Euribor (3M) + 0.1%
Serie II (Feb-04)	Euro	400	Fixed to 3% until August 18, 2004, and from this date, Euribor (3M) + 0.1%
Serie III (July-04)	Euro	750	Fixed to 3% until January 30, 2005, and from this date, Euribor (3M) + 0.1%
Serie IV (Sept-04)	Euro	680	Fixed to 3% until March 30, 2005, and from this date, Euribor (3M) + 0.1%
Serie V (April-05) (4)	Euro	1,000	Fixed to 3% until April 12, 2006, and from this date, Euribor (3M) + 0.1%
Santander Finance Preferred, S.A. (Unipersonal)(1)
Series 1 (March-04)	US$	190	6.41%
Series 2 (Sept-04)	Euro	300	Eur CMS 10 +0.05% subject to a maximum distribution of 8% per annum
Series 3 (Oct-04)	Euro	200	5.75%
Abbey Group
Abbey National Capital Trust I - 2000 (1)	US$	1,000	Fixed to 8.963% until June 30, 2030, and from this date, 2.825% + Libor USD (3M)
Abbey National plc - 2001 (1)(3)	GBP	300	7.037%
Abbey National plc - 2002 (1)	GBP	175	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M)
Abbey National plc - 2002 (1)	US$	500	7.375%

(1)

Under U.S. GAAP, these entities have been designated “Variable Interest Entities” (VIEs) and they are not consolidated. Therefore, their issues have been excluded from the consolidated financial statements of the Group. Since that time the Group recognized the subordinated deposits related to these issues and their interests. See Note 58.4, where these issues have been classified as “Long Term Debt” and their dividends, as “Interest on Long-Term Debt”, respectively. Refer to Note 58.2 for more information.

(2)

Preference shares issued by Banesto and Abbey have been classified in Minority interest in the Balance Sheet prepared in accordance with the presentation guidelines for bank holding companies set forth in Regulation S-X. See notes 58.5 and 58.2.

(3)

From February 14, 2026, this issue will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on a five-year specified United Kingdom government security.

(4)	As of December 31, 2005, €47.3 million of securities were temporarily-purchased by the Group in relation to its liquidity guarantees.

Back to Index

In accordance with Reg. S-X.T. Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, Santander Finance Capital, S.A. (Unipersonal) and Santander Finance Preferred, S.A. (Unipersonal) - issuers of registered preferred securities guaranteed by Banco Santander Central Hispano, S.A. - do not file the financial statements required for a registrant by Regulation S-X as:

-	Santander Finance Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander Central Hispano, S.A. who fully and unconditionally guarantees the preferred securities.
-	Santander Finance Capital, S.A. (Unipersonal) is not listed in United States.

Back to Index

The condensed financial statements of Santander Finance Capital, S.A. (Unipersonal) and Santander Finance Preferred, S.A. (Unipersonal) for the years ended December 31, 2005 and 2004 are the following:

SANTANDER FINANCE CAPITAL, S.A. (UNIPERSONAL)

Santander Finance Capital, S.A. (Unipersonal) was established in Spain on July 8, 2003.

The common stock of the company is wholly owned by Banco Santander Central Hispano, S.A.

Presented below are the condensed balance sheet, condensed statements of income and statements of changes in the stockholders’ equity for Santander Finance Capital, S.A. (Unipersonal), prepared in conformity with IFRS GAAP.

Balance sheets

	Thousands of Euros

SANTANDER FINANCE CAPITAL, S.A. (UNIPERSONAL)	2005	2004

Assets:
Cash	20,077	6,947
Deposits with Parent Bank	3,214,769	2,235,269
Start-up expenses	47,268	38,793
Accrual accounts	15,099	8,551

Total Assets	3,297,213	2,289,560
Liabilities and stockholders’ equity:
LIABILITIES:
SHORT-TERM DEBT
Public entities	571	2,099
Accrual accounts	13,205	7,495
Non-commercial debts	3,237	—

Total Short-term Liabilities	17,013	9,594
LONG-TERM DEBT
Debts with Group companies	5	5
Provisions for taxes	12	—
Preferred securities	3,280,000	2,280,000

Total Long-term Liabilities	3,280,017	2,280,005

Total Liabilities	3,297,030	2,289,599
STOCKHOLDERS’ EQUITY:
Capital stock	151	60
Retained earnings	(99)	9
Net income	131	(108)

Total Stockholders’ Equity	183	(39)
Total liabilities and stockholders’ equity	3,297,213	2,289,560

Back to Index

Statement of income

	Thousands of Euros

SANTANDER FINANCE CAPITAL, S.A. (UNIPERSONAL)	2005	2004

Interest income	86,299	39,726
Interest expenses	(74,425)	(35,001)
Operating expenses	(11,731)	(4,833)
Corporate income tax	(12)	—
Net income / (loss)	131	(108)

Statement of changes in stockholders’ equity

	Capital stock		Retained Earnings	Net income	Total Stockholders’ Equity

Changes in Stockholders’ Equity	Common Shares	Thousand of Euros

Balance at January 1, 2005	602	60	9	(108)	(39)
2004 Income allocation	—	—	(108)	108	—
2005 Capital increase	903	91	—	—	91
Net income 2005	—	—	—	131	131

Balance at December 31, 2005	1,505	151	(99)	131	183

In October 2005, the board of directors authorized a capital increase of 903 shares of common stock with a €100 par value. This capital increase was fully subscribed and paid by Banco Santander Central Hispano, S.A.

After this capital increase, the capital stock of Santander Finance Capital S.A. (Unipersonal), as of December 31, 2005, amounted to 1,505 shares of common stock with a €100 par value, fully subscribed and paid by Banco Santander Central Hispano, S.A. (wholly owner of this company).

Preferred Securities

	Issue Date	Thousands of Euros

Serie I	10/3/2003	450,000
Serie II	02/18/2004	400,000
Serie III	07/30/2004	750,000
Serie IV	09/30/2004	680,000
Serie V	04/12/2005	1,000,000
Total		3,280,000
-	On October 3, 2003, Santander Finance Capital, S.A. (Unipersonal) issued 18,000,000 preference securities, at €25 par value.
-	On February 18, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 16,000,000 preference securities, at €25 par value.

Back to Index

-	On July 30, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 30,000,000 preference securities, at €25 par value.
-	On September 30, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 27,200,000 preference securities, at €25 par value.
-	On April 12, 2005, Santander Finance Capital, S.A. (Unipersonal) issued 40,000,000 preference securities, at €25 par value.
-	These issues are perpetual and can be redeemable at the option of the issuer, subject to the consent of the Bank of Spain, in whole or in part, at any time after five years from the issue date.
-	All the issues of Santander Finance Capital, S.A. (Unipersonal) are guaranteed by Banco Santander Central Hispano, S.A.

Back to Index

SANTANDER FINANCE PREFERRED, S.A. (UNIPERSONAL)

Santander Finance Preferred, S.A. (Unipersonal) was established in Spain on February 27, 2004.

The common stock of the company is wholly owned by Banco Santander Central Hispano, S.A.

Presented below are the condensed balance sheet, condensed statements of income and statements of changes in the stockholders’ equity for Santander Finance Preferred, S.A. (Unipersonal), prepared in conformity with IFRS GAAP.

Balance sheets

	Thousands of Euros

SANTANDER FINANCE PREFERRED, S.A. (UNIPERSONAL)	2005	2004

Assets:
Cash	3,761	1,377
Deposits with Parent Bank	648,718	627,627
Deferred expenses	8,376	10,557
Start-up expenses	3	2
Accrual accounts	6,120	6,807

Total Assets	666,978	646,370
Liabilities and stockholders’ equity:
LIABILITIES:
SHORT-TERM DEBT
Public entities	65	188
Accrual accounts	5,646	6,333
Non-commercial debts	45	18

Total Short-term Liabilities	5,756	6,539
LONG-TERM DEBT
Deferred income	—	276
Provisions for taxes	4	2
Preferred securities	661,058	639,490

Total Long-term Liabilities	661,062	639,768

Total Liabilities	666,818	646,307
STOCKHOLDERS’ EQUITY:
Capital stock	151	60
Retained earnings	3	—
Net income	6	3

Total Stockholders’ Equity	160	63

Total liabilities and stockholders’ equity	666,978	646,370

Back to Index

Statement of income

	Thousands of Euros

SANTANDER FINANCE PREFERRED, S.A. (UNIPERSONAL)	2005	2004

Interest income	35,345	14,634
Interest expenses and similar expenses	(35,167)	(14,603)
Operating expenses	(168)	(26)
Corporate income tax	(4)	(2)
Net income / (loss)	6	3

Statement of changes in stockholders’ equity

	Capital stock		Retained Earnings	Net income	Total Stockholders’ Equity

Changes in Stockholders’ Equity	Common Shares	Thousand of Euros

Balance at January 1, 2005	602	60	—	3	63

2004 Income allocation	—	—	3	(3)	—
2005 Capital increase	903	91	—	—	91
Net income 2005	—	—	—	6	6

Balance at December 31, 2005	1,505	151	3	6	160

In October 2005, the board of directors authorized a capital increase of 903 shares of common stock with a €100 par value. This capital increase was fully subscribed and paid by Banco Santander Central Hispano, S.A.

After this capital increase, the capital stock of Santander Finance Preferred, S.A. (Unipersonal), as of December 31, 2005, amounted to 1,505 shares of common stock with a €100 par value, fully subscribed and paid by Banco Santander Central Hispano, S.A. (wholly owner of this company).

Preferred Securities

	Issue Date	Thousands of Euros

Series 1	03/11/2004	161,058
Series 2	09/30/2004	300,000
Series 3	10/08/2004	200,000
Total		661,058
-	On March 11, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 7,600,000 preferred securities, at $25 par value.

Back to Index

-	On September 30, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 300,000 preferred securities, at €1,000 par value.
-	On October 8, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 200,000 preferred securities, at €1,000 par value.
-	These issues are perpetual and can be redeemable at the option of the issuer, subject to the consent of the Bank of Spain, in whole or in part, at any time after five years from the issue date.
-	All the issues of Santander Finance Preferred, S.A. (Unipersonal) are guaranteed by Banco Santander Central Hispano, S.A.

H) Acquisition of Abbey

•

On July 26, 2004, the boards of Banco Santander and Abbey announced that they had reached an agreement on the terms of the acquisition by Banco Santander of Abbey, which was implemented by means of a scheme of arrangement under section 425 of the U.K. Companies Act.

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

•

On September 15, 2004, the European Commission granted clearance, under the Merger Regulation, to the acquisition of the UK bank Abbey National Plc by Banco Santander Central Hispano S.A, as the acquisition raised no competition concerns since the two banks operate mostly in different countries.

•

On October 15, 2004, the Board of Abbey announced that Abbey’s shareholders had voted to approve the Scheme to implement the Acquisition of Abbey by Banco Santander at the Court Meeting and the Abbey EGM held on October 14, 2004.

•	On October 21, 2004, Banco Santander Extraordinary General Shareholders’ Meeting approved the capital increase needed to carry out the deal.
•	On November 5, 2004 the Bank of Spain and the UK’s Financial Services Authority approved the acquisition.
•	On November 8, 2004 the Court sanctioned the Scheme.
•	On November 11, 2004 the Court confirmed the reduction of capital of Abbey associated with the Scheme.
•

On November 12, 2004 the Scheme was implemented and Abbey became a subsidiary of Santander. Banco Santander issued 1,485,893,636 new shares of €0.5 par value, with additional paid-in capital of €7.94 each, increasing its stockholders equity by €12,540,942 thousand (see Notes 3, 31).

•

On December 14, 2004, Abbey paid a special dividend to all shareholders who were on its share register at 4.30pm on November 12, 2004. The special dividend was 25 pence per share plus 6 pence for dividend differential, totaling 31 pence in cash for each Abbey share held.

Back to Index

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

Santander believed that the transaction would create benefits for Abbey’s customers and create value for both Santander and Abbey shareholders through improvements in Abbey’s customer offering and implementation of technology-based efficiency plans that the Group had successfully executed in other countries. The Board believed that the combination of Santander and Abbey would create substantial value through both cost reduction and revenue benefits.

Santander Group Board believed that it could deliver, through the application of Santander’s skills and technology, additional efficiency cost savings.

The cost savings that were expected to start to materialize from 2007 onwards would be based primarily on a thorough re-engineering of Abbey’s core systems and processes through the implementation of Santander’s core banking system, and would imply significant reductions in the size of middle and back office processing areas, improved productivity in branches and improved use of IT infrastructure.

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

December 31, 2004, is the date of first-time consolidation of Abbey in the Santander Group. Accordingly, the 2004 consolidated balance sheet includes the effect of the acquisition, whereas the 2004 consolidated statement of income does not include the results obtained by Abbey from the date of completion of the acquisition, which were not material. The acquisition of 100% of Abbey generated goodwill under previous Spanish GAAP of €10,263,893 thousand of the Santander Group’s total goodwill at 2004 year-end of €16,964,201 thousand (€15,090,541 thousand under IFRS) (Note 17). The goodwill arising from the acquisition included the adjustments and valuations required for it to be presented in conformity with the accounting principles and valuation methods described in Note 2.

Due to the complexity of the analysis, the Bank required evaluations from independent experts. The goodwill and its allocation process was not considered definitive at the end of 2004 and was revised in 2005 after further work.

Back to Index

Goodwill initially calculated under U.S. GAAP was €1,411,386 thousand lower than the previous Spanish GAAP calculation. After some adjustments, the final goodwill under U.S. GAAP was €1,437,078 thousand lower than the IFRS calculation. The main differences arise from:

•

The acquisition price: The purchase was made through the exchange of shares. To accomplish it the Bank issued 1,485,893,636 new ordinary shares. Under previous Spanish GAAP the value of the each of the shares issued was €8.44 (the quotation on October 20, 2004), while under U.S. GAAP the value was €8.03 (the quotation in days around the announcement of the offer, mid July), the difference amounting €609,216 thousand.

•	Differences arising from IFRS reconciliation to U.S. GAAP.

After these calculations, some intangibles assets were valued and identified reducing the Goodwill as shown in the table below. These include trademarks & trade names, core deposits and present value of future profits on insurance business among others:

(Thousand of euros)	Initial calculation (*)	Differences	Final calculation (*)	Estimated useful life

Trademarks & trade names	566,000	-116,385	449,615	Indefinite
Core deposits	1,451,000	-220,626	1,230,374	10 years
Credit card relationship	33,000	1,256	34,256	5 years
Distribution channels	25,692	-25,692	-
Deferred tax liability	(717,500)	717,500	-

Total Intangible assets:	1,358,192	356,053	1,714,245

(*) Amounts valued at acquisition exchange rate

The deferred tax liability has been excluded from the final goodwill calculation.

Present value of future profits (PVFP) refers to acquired insurance business. Establishing PVFP is an inherently uncertain process involving complex judgments and estimates, and currently established PVFP may not be fully realized. The initial amounts registered (€642,308 thousand) have been under evaluation and the final amount is €1,232,658 thousand. If the present value of future net cash flows became insufficient to recover PVFP, the difference would be charged to the statement of income as an additional PVFP write-off.

The value of trademarks and trade names, has been estimated following the income approach method by discounting the interest spread that customers are willing to pay in its operations with a well-known entity, after having been corrected for the expenses needed to support the trademark.

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

Credit card relationship value was initially calculated using profits to be collected in the next 14-16 years. However, the Company has decided to amortize it in 5 years.

The Bank finally decided not to recognize distribution channels as intangible assets, after having been impaired in Abbey’s books.

The definitive U.S. GAAP goodwill arising from the Abbey’s acquisition after the allocation process was €7,112,601 thousand (valued at acquisition exchange rate).

Back to Index

The following is a Balance Sheet at the first-time consolidation date:

Abbey Group Balance Sheet Thousands of euros	Thousands of euros 2004

Assets
Cash and due from banks	2,825,359
Interest earning deposits in other banks	5,791,725
Securities purchased under agreements to resell	25,039,507
Investment securities	36,764,492
Loans and leases, net of unearned income	140,428,769
Less-Allowance for credit losses	(1,016,314)
Net Loans and leases	139,412,455
Premises and equipment, net	3,439,183
Investment in affiliated companies	4,088,495
Other assets	4,770,939

Total assets	222,132,155

Liabilities
Deposits
Non interest deposits	5,031,938
Interest bearing
Demand deposits	52,446,326
Savings deposits	11,475,781
Time deposits	57,114,682
Total deposits	126,068,727
Short-term debt	55,387,384
Long-term debt	27,353,346
Taxes Payable	1,116,568
Accounts Payable	120,867
Accrual Accounts	3,592,055
Pension Allowance	1,206,704
Other Provisions	919,236
Others	3,239,197
Other liabilities	10,194,627

Total liabilities	219,004,084
Minority interest	791,334

Stockholders’ equity
Capital stock	211,317
Other reserves	2,125,420
Total stockholders’ equity	2,336,737

Total liabilities and Stockholders’ equity	222,132,155

Back to Index

The following table shows the unaudited effect on earnings per share as if the purchase had occurred on January 1, 2004.

Euros Thousand except per share data	2004

U.S. GAAP reported net income	3,940,866
Adjustment to include Abbey net income	(96,447)

Adjusted net income	3,844,419

Reported basic earnings per share	0.80
Change in net income	(0.02)

Adjusted basic earnings per share	0.78

Reported diluted earnings per share	0.79
Change in net income	(0.01)

Adjusted diluted earnings per share	0.78

I) Guarantees

The Group provides a variety of guarantees to its customers to improve their credit standing and allow them to compete. The following table summarizes at December 31, 2005 and 2004 all of the guarantees.

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

Guarantees disclosures	Maximum potential amount of future payments

	2005	2004

	(Thousands of euros)
Contingent liabilities:
Assets earmarked for third-party obligations	24	24
Guarantees and other sureties	44,432,649	28,533,973
Guaranties promises	100,898	84,857
Performance guarantees	25,428,337	21,360,156
Financial standby letters of credit	18,642,647	7,005,328
Doubtful guarantees	79,529	83,632
Credit Default Swaps	180,000	0
Other	1,238	0
Other contingent exposures	4,020,902	3,279,885
Documentary Credits	3,767,022	2,977,594
Other contingent liabilities	252,541	301,727
Doubtful contingent liabilities	1,339	564

Total contingent liabilities	48,453,575	31,813,882
Commitments
Loan commitments drawable by third parties	77,678,333	63,110,699
Other commitments	18,584,929	11,749,833
Securities placement commitments	16,399	9,358
Securities subscribed and pending payment	195,610	122,308
Compensation room delivered bills	18,372,920	11,618,167

Total Commitments	96,263,262	74,860,532

Back to Index

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

In the UK it is normal to issue cheque guarantee cards to current account customers holding chequebooks, as retailers do not generally accept cheques without such form of guarantee. The guarantee is not automatic but depends on the retailer having sight of the cheque guarantee card at the time the purchase is made. The bank is liable to honour these cheques even where the customer doesn’t have sufficient funds in his account. The bank’s guarantee liability is in theory the number of cheques in issue multiplied by the amount guaranteed per cheque, which can be between £50 and £100. In practice most customers will only write cheques when they have funds in their account to meet the cheque, and cheques are frequently presented without the benefit of the cheque guarantee. On this basis management have assessed the risk with respect to this guarantee as highly remote and consider the risk of loss as part of the provisioning requirement on bank accounts. The maximum potential amount of future payments is €5,952 and €5,646 million on December 31, 2005 and 2004 respectively and there is no stated maturity.

Also, Abbey, as is normal in such activity, gives representations and warranties on the sale of subsidiaries. The maximum potential amount of any claims made against these is significantly higher than actual settlements. The maximum potential amount of future payments is €4,077 and €3,266 million on December 31, 2005 and 2004 respectively. Appropriate provision is made with respect to management’s best estimate of the likely outcome, either at the time of sale, or subsequently if additional information becomes available.

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

As of December 31, 2005 and 2004, the Group had allowances to cover expected losses on guarantees of €487,048 and €360,594 thousands.

According to FIN 45, a guarantee that is accounted for as a derivative instrument at fair value under Statement 133 is not subject to the initial recognition and initial measurement provisions of this Interpretation but is subject to its disclosure requirements, see Note 9, 11 and 36.

J) Accounting for the Transfer and Servicing of Financial Assets and Extinguishment of Liabilities

In September 2000, the Financial Accounting Standards Board issued Statement No. 140 (SFAS 140), Accounting for the transfers and servicing of financial assets and extinguishments of liabilities, which replaces SFAS 125. SFAS 140 revises certain standards in the accounting for securitizations and other transfers of financial assets and collateral, and requires some disclosures relating to securitization transactions and collateral, but it carries over most of SFAS 125’s provisions. As explained in Note 58.2, the accounting of transfer of Financial Assets under IFRS does not present significant differences with respect to U.S. GAAP, and it depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties. Hence securitizations may result in continued recognition of the securitized assets; continued recognition of some assets to the extent of the Group’s continuing involvement in those assets; or derecognition of the securitized assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer. The Group has securitizations of the first and the last categories.

Back to Index

Spain

Securitization funds (the vehicle where securitized loans are transferred) are independent entities. These funds, which are managed by the “Sociedad Gestora” (Managing Society, a different legal entity which is usually controlled by the Bank), are registered and regulated by the Comisión Nacional del Mercado de Valores (CNMV). “Sociedad Gestora” is responsible for the management of the transferred assets by gathering a fixed fee. No gains or losses were registered in earnings for all securitizations because the selling price was equal to the book value of transferred loans. Therefore no adjustment was made in reconciliation to U.S. GAAP.

Securitization funds may only hold:

-	Financial assets transferred to it that are passive in nature (loans)
-

Passive derivative financial instruments that pertain to beneficial interests (other than another derivative financial instrument) issued or sold to parties other than the transferor, its affiliates, or its agents.

-

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

-	Servicing rights related to financial assets that it holds.
-	Temporarily, non-financial assets obtained in connection with the collection of financial assets that it holds.
-

Cash collected from assets that it holds and investments purchased with that cash pending distribution to holders of beneficial interests that are appropriate for that purpose (that is, money-market or other relatively risk-free instruments without options and with maturities no later than the expected distribution date).

During 2005 the Group securitized €4.14 billions of automobile loans and loans to small-to-medium enterprises (“SME”). These assets were not accounted for as a sale.

The balances of assets securitized at December 31, 2005 and December 31, 2004 were as follows:

Thousands of Euros	2005	2004

Accounted for as a sale:	6,065,484	8,254,325
Mortgage loans	2,897,250	3,946,942
Other securitized assets	3,168,234	4,307,383

Continued recognition of the assets	46,523,076	36,410,366
Mortgage loans	33,085,261	26,245,840
Of which Abbey	21,467,970	18,685,200
Other securitized assets	13,437,815	10,164,526

TOTAL	52,588,560	44,664,691

In addition to these securitizations, the Group has also issued Mortgage backed securities, called “Cédulas Hipotecarias”. These securities issued pursuant to the Mortgage Market law amount as a maximum 90% of the amount of the mortgage loans assigned as guarantee of them. As of December 31, 2005 and 2004, the minimum amount of mortgage loans allocated as guarantee of those securities was €30,278 millions and €18,056 millions.

Finally, as of December 31, 2005 and 2004, the investment debt securities assigned to certain Group or third-party commitments amounted to €70 million and €62 million, respectively (Note 7).

Back to Index

Abbey Group

Loans and advances to customers include portfolios of residential mortgage loans, which are subject to non-recourse finance arrangements. These loans have been purchased by, or assigned to, special purpose Securitization companies (‘Securitization Companies’), and have been funded primarily through the issue of mortgage-backed securities (‘Securities’). No gain or loss has been recognized as a result of these sales. These Securitization Companies are consolidated and included in the Group financial statements as subsidiaries.

Abbey National plc and its subsidiaries are under no obligation to support any losses that may be incurred by the Securitization Companies or holders of the Securities except as described below, and do not intend to provide such further support. Up to and including December 31, 2001, Abbey required Mortgage Indemnity Guarantee (‘MIG’) policies for all mortgaged properties with a Loan to Original Property Value ratio of more than 75 per cent (with the exception of some flexible loans). These MIG policies were underwritten by Carfax Insurance Limited, or (‘Carfax’), a wholly owned subsidiary of Abbey. However, on 14 October 2005, Abbey exercised its right to cancel all relevant MIG policies, as a result of which none of the mortgage loans purchased by, or assigned to Securitization Companies is covered by a MIG policy. Holders of the Securities are only entitled to obtain payment of principal and interest to the extent that the resources of the Securitization Companies are sufficient to support such payments, and the holders of the Securities have agreed in writing not to seek recourse in any other form.

Under US GAAP, Abbey’s mortgage securitization vehicles are considered “qualifying special purpose entities” and fall outside the scope of FIN 46-R (see Note 58.5). Consequently, Abbey treats its securitizations of mortgage loans as sales and, where appropriate, recognizes a servicing asset and an interest-only security (see note 58.3.g). The servicing asset is amortized over the periods in which the benefits are expected to be received and the interest-only security is accounted for as an available for sale security, and is evaluated for impairment in accordance with EITF 99-20.

Abbey National plc receives payments from the Securitization Companies in respect of fees for administering the loans, and payment of deferred consideration for the sale of the loans. Abbey National plc has no right or obligation to repurchase the benefit of any securitized loan, except if certain representations and warranties given by Abbey National plc at the time of transfer are breached.

In December 2005 Holmes Funding Limited acquired, at book value, a beneficial interest in the trust property vested in Holmes Trustees Limited. This further beneficial interest of €5.5bn was acquired through borrowing from Holmes Financing (No.9) plc, which funded its advance to Holmes Funding Limited, principally through the issue of mortgage backed securities. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Limited belongs to Abbey National plc, and amounts to €20.4bn at December 31, 2005.

The balances of assets securitized and non-recourse finance as of December 31, 2005 were as follows:

Securitization company	Closing date of Securitization	Gross assets securitized €m	Non- recourse finance €m

Holmes Financing (No. 1) plc	26 July 2000	1,319	1,319
Holmes Financing (No. 2) plc	29 November 2000	916	1,099
Holmes Financing (No. 3) plc	23 May 2001	797	797
Holmes Financing (No. 4) plc	5 July 2001	2,679	2,679
Holmes Financing (No. 5) plc	8 November 2001	1,394	1,394
Holmes Financing (No. 6) plc	7 November 2002	3,031	3,031
Holmes Financing (No. 7) plc	26 March 2003	1,574	2,746
Holmes Financing (No. 8) plc	1 April 2004	4,217	4,217
Holmes Financing (No. 9) plc	8 December 2005	5,541	5,541
Retained interest in Holmes Trustees Limited		20,398	—

		41,866	22,823

The gross assets securitized represent the interest in the trust property held by Holmes Funding Limited related to the debt issued by the Securitization companies. The retained interest in Holmes Trustees Limited represents the proportion of the funds required to be retained in the trust as part of the master structure trust agreement.

Back to Index

The Securitization vehicles have placed deposits totaling €1.3 billion representing cash, which has been accumulated to finance the redemption of a number of securities issued by the Securitization companies. The Securitization companies’ contractual interest in advances secured on residential property is therefore reduced by this amount.

Abbey National plc does not own directly, or indirectly, any of the share capital of any of the above Securitization companies or their parents.

The contribution of the above companies to the Group’s Income Statement was €-35 millions for 2005 and €32 millions for 2004. The outstanding balance of securitized assets as at December 31, 2005 was €21,950 millions (€19,321 millions as at December 31, 2004).

In addition to this, in 2005 €2.8bn was raised from two issues from Abbey’s €17.5bn covered bond programme established in 2005. The covered bonds are secured by a pool of ring-fenced residential mortgages. The covered bond issues are not included in the tables above.

K) Stock Option Plans

Up to 2004 the Bank accounted for stock-based awards to employees using the intrinsic value method prescribed in APB 25, “Accounting for Stock Issued to Employees”. Compensation cost for stock options granted to employees was measured as the excess of the quoted market price of the Bank’s stock on the measurement date over the amount an employee must pay to acquire the stock (the “intrinsic value”), and was recognized over the vesting period. The intrinsic value of the options for which the measurement date has not been reached is measured based on the current market value of the Bank’s stock at the end of each period.

In 2004, the Bank granted no option plans. Had compensation cost for these stock options plans been determined consistent with Statement of FAS No. 123, “Accounting for Stock-Based Compensation,” the Bank’s net income would have been reduced by approximately €1,595 thousand for the twelve months ended December 31, 2004. There would have been no significant impact on earnings per share:

Euros Thousand except per share data	2004

U.S. GAAP reported net income	3,940,866

Add: APB 25 Expense	985
Subtract: FAS 123 Expense	(2,580)

Adjusted proforma net income	3,939,271
Reported basic earnings per share	0.80
Change in net income	0.00
Adjusted proforma basic earnings per share	0.80
Reported diluted earnings per share	0.79
Change in net income	0.00
Adjusted proforma diluted earnings per share	0.79

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123-R), which replaces the existing SFAS 123 and supersedes APB 25 “Accounting for Stock Issued to Employees”. This statement eliminates the option to apply the intrinsic value measurement provisions of APB No. 25, to stock compensation awards issued to employees. SFAS 123-R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award the requisite service period (usually the vesting period).

The Company has adopted SFAS 123-R on January 1, 2005 by using the modified prospective approach, which requires recognizing expense for options granted prior to the adoption date equal to the fair value at the grant

Back to Index

date of the unvested amounts over their remaining vesting period. The reason for this early adoption is to reduce differences between IFRS and U.S. GAAP.

All stock options plans in force at December 31, 2004 has been cancelled or exercised during 2005. All stock options in force at December 31, 2005 has been approved during this year, and accounted for following IFRS 2 which is similar to FAS 123-R. Disclosures about them is presented in Note 49.c.

L) Information about Fair Value of Equity Investees

APB 18 “The Equity Method of Accounting for Investments in Common Stock”, requires for those investments in common stock for which a quoted market price is available the disclosure of the aggregate value of each identified investment based on the quoted market price (see also Note 13).

The following table shows the markets value of our holdings accounted for by using the equity method that has listed quotations:

Thousand of Euros	December 31,

	2005	2004

Cepsa	3,337,438	2,564,603
Attijariwafa	319,369	243,715
Unión Fenosa (1)	—	1,298,289

(1) During 2005 the Bank sold its stake in this company, see note 3. Carrying values of these investments are presented in Note 13.

M) Additional Subsequent Events:

Ordinary General Shareholders’ Meeting

On June 17, 2006, the ordinary General Shareholders’ Meeting of this Bank, approved, among others, the following resolutions (for more information see our Form 6-K filed with the Securities and Exchange Commission on June 20, 2006):

-

To approve the Annual Accounts (balance sheet, income statement, statements of changes in net assets and cash flows and notes) and the management of Banco Santander Central Hispano, S.A. and its consolidated Group for the fiscal year ended December 31, 2005. (See Note1.a.)

-	To approve the distribution of profits obtained by the Bank during Fiscal Year 2005, in the amount of 2,605,008,826.24 Euros, distributing them as follows (see Also Note 4.a):
•	Euros 94,301.10 to increase the Voluntary Reserve.
•	Euros 2,604,914,525.14 for the payment of dividends, which have already been paid out prior to the date of the Ordinary General Shareholders’ Meeting.
•	Euros 2,605,008,826.24 total.
-

To approve the incentive plan for 185 managers of Abbey National Plc linked to fulfillment of the 2005-2007 objectives, which is structured as the delivery of up to a maximum of 3,150,000 shares of Banco Santander Central Hispano, S.A., representing approximately 0.05% of the 6,254,296,579 shares currently making up its share capital. The delivery of the shares, without any consideration or restrictions, will occur, if appropriate, in 2008, upon verification of achievement of the objectives associated with the plan, pursuant to the specific rules. (See also Note 49.c.i)

Back to Index

Acquisition of 19.8% of Sovereign Bancorp, Inc. (“Sovereign”)

On May 31, 2006, Santander acquired shares of common stock of Sovereign equal to 19.8% of Sovereign’s outstanding shares after giving effect to such purchase. The purchase price was $27 per share, for an aggregate purchase price of $2.4 billion. The proceeds of the sale were used by Sovereign to finance a portion of the $3.6 billion cash purchase price that Sovereign paid to acquire Independence Community Bank Corp. (‘‘Independence’’).

Sovereign’s board of directors has elected two Santander designees to its Board of Directors, and Santander’s Annual General Meeting of Shareholders held on June 17, 2006 elected the chief executive officer of Sovereign to Santander’s Board of Directors. Sovereign and Independence together constitute the 18th largest bank in the United States as measured by assets and deposits with a significant presence in the Northeastern United States.

Under the Investment Agreement dated October 24, 2005 between Santander and Sovereign, as amended (the ‘‘Investment Agreement’’), Santander has the right to increase its stake to 24.99% of Sovereign’s outstanding shares at market prices. Unless otherwise approved by Sovereign’s shareholders, shares so purchased will be held in a voting trust and voted in direct proportion to the votes of Sovereign’s shareholders other than Santander and its affiliates. In addition, following the second anniversary of the closing and until the end of the fifth year after the closing, Santander will have the option to make an offer to acquire all of Sovereign, subject to certain conditions and limitations agreed between the parties. If such an offer is made by Santander and the offer is either the highest offer resulting from an auction of Sovereign or at least equal to a full and fair price for Sovereign as determined pursuant to a competitive valuation procedure agreed to by the parties, the Sovereign board must accept the offer; provided that, during the third year after the closing, any offer made by Santander must be at a price of at least $40 per share. Even if the Sovereign board accepts the offer, Santander will not be permitted to complete an acquisition of Sovereign unless a majority of the shareholders other than Santander and its affiliates who vote at the relevant Sovereign shareholder meeting approve the acquisition. In addition, for five years following the closing, Santander will have a right of first negotiation and a matching right with respect to third party offers to acquire Sovereign. Finally, with certain exceptions, Santander has agreed that, during this five year period, it will not sell or otherwise dispose of its Sovereign shares.

Santander has several options with respect to its investment. Santander can hold its investment in Sovereign indefinitely, after two years seek to acquire 100% of Sovereign or, subject to the terms of the Investment Agreement, sell or otherwise dispose of its investment. Santander currently expects to seek to increase its interest in Sovereign to 24.99% through open market purchases. As of June 27, 2006, Santander held 22.1% of Sovereign’s outstanding shares.

Sale of Abbey Life Insurance Business

On June, 7, 2006 we announced that Abbey has entered into an agreement with Resolution plc (“Resolution”) under which Abbey will sell its entire life insurance business to Resolution for a fixed cash consideration of €5.2 billion (£3.6 billion). This represents 97% of the embedded value of the businesses being sold as reported by Abbey as of December 31, 2005, and will not generate capital gains for Grupo Santander.

The life insurance businesses being sold are Scottish Mutual Assurance plc, Scottish Provident Limited and Abbey National Life plc, as well as the two offshore life insurance companies, Scottish Mutual International plc and Scottish Provident International Life Assurance Limited. Abbey will retain all of its branch based investment and asset management business and James Hay, its self-invested personal pension company, and its Wrap business.

Separately, in order to provide continuity of product supply and service to its customers, Abbey has entered into two distribution agreements with Resolution under which (i) Abbey will distribute through its retail network Abbey-branded life and pensions products manufactured by Resolution; and (ii) Abbey will continue to be the exclusive distributor of Scottish Provident protection products to intermediaries.

In addition, Abbey has secured exclusive access to provide retail banking products to Resolution’s five million policyholders.

Back to Index

It is envisaged that some 2,000 Abbey employees will transfer to Resolution as part of the transaction. Resolution will continue to operate the life operations from the existing Abbey premises in Glasgow. Resolution will also maintain the operations in Dublin, the Isle of Man and Hong Kong.

We expect the transaction to be completed during the third quarter of 2006 and is conditional upon, among other things, approval from the U.K. Financial Services Authority and relevant overseas regulators and the approval of Resolution’s shareholders.

Others

Compañía Española de Petróleos, S.A. (“Cepsa”). On September 25, 2003, the Bank announced that it would launch a public offering in Spain for the acquisition of up to 16% of the share capital of Compañía Española de Petróleos, S.A. (“Cepsa”), a Spanish oil and petrochemical company. On October 21, 2003, the Spanish National Securities Commission authorized the Bank to launch the offering. The acceptance term of the offering expired on November 24, 2003. The bid was accepted by shares representing 12.13% of Cepsa’s share capital.

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

In such proceeding, Total requested the Netherlands Arbitration Institute inter alia to instruct the Bank to return to the market the Cepsa shares that the Bank acquired in the bid, to declare that the conditions for Total to exercise a call option for 4.35% of Cepsa’s share capital have been fulfilled, and to pay various indemnities, some of which have to be quantified during the course of the proceeding.

On October 15, 2004, the Bank answered the claim made by Total. The Bank requested: (i) the dismissal of all the requests made by Total in its claim, except for those related to the admission of Total’s right to the restoration of its economic participation in Cepsa that Total owns through Somaen, and to the Bank’s abstention from actions that could lead to the transfer or encumbrance of such participation, as these two requests have been repeatedly accepted by the Bank; (ii) the suspension of the presently existing injunctive measures described above; (iii) the declaration of ineffectiveness of the agreements signed by the Bank and Total to act in concert with respect to their investments in Cepsa; (iv) the express declaration that irreconcible differences between the parties (“disputa insuperable”), within the meaning of the signed agreements, has not occurred between the Bank and Total; (v) the imposition to Total of the obligation to negotiate in bona fide with the Bank the most favourable way for both parties and for Unión Fenosa to separate their economic participations in Cepsa and those that are owned by Somaen; and (vi) the sentence of Total to indemnify the Bank for damages caused to the latter by the dispute between both parties and for damages derived from the adoption of the injunctive measures.

On November 30, 2004, Total answered the Bank’s pleadings and the Bank responded on January 21, 2005. After the hearings held by the Netherlands Arbitration Institute, the proceedings continued with a simultaneous submission of two conclusion filings by each party. As of May 31, 2005, both the Bank and Total submitted the first of such filings. The second filing was submitted on June 30, 2005.

On April 3, 2006, the ruling of the Netherlands Arbitration Institute was notified to the parties. The Institute: (i) accepted the interpretation that the Bank has been sustaining and accordingly acknowledged that the agreements to act in concert with respect to the parties’ investments in Cepsa had become ineffective after the enactment of Law 26/2003 of July 17, 2003, and (ii) rejected the claims made by Total demanding the Bank to pay an indemnity for moral damages and to bear the tax costs resulting from the liquidation of Somaen Dos.

In addition, the ruling requested that Somaen Dos be liquidated (the Bank will receive from Somaen Dos 19.92% of the share capital of Cepsa and Total will receive 8.31% of the share capital of Cepsa), and acknowledged that Total has the right to exercise its call option on 4.35% of Cepsa’s share capital at a certain price which is stipulated in the ruling itself and is lower than the current market price.

Certain issues (possible damages derived specifically for launching the tender offer without previous consultation with Total and the expenses and costs incurred in the arbitral proceeding) will be resolved by a complementary decision. In any event, as announced by the Bank and Total on May 25, 2006, the parties were negotiating at that date a definitive agreement to settle the proceeding.

While the ruling is being executed, the injunctive measures on the Cepsa shares owned by Somaen Dos are still in force but not the measures applicable to 12.13% of Cepsa’s share capital which was acquired by the Bank through the tender offer.

Island Finance. On January 23, 2006, our subsidiary in Puerto Rico, Santander BanCorp, and Wells Fargo & Company reached an agreement through which we would acquire the assets and business operations in Puerto Rico of Island Finance, a consumer finance company, from Wells Fargo for $742 million. The transaction was closed in the first quarter of 2006 and generated goodwill of $116 million.

Banco Santa Cruz S.A. (“Banco Santa Cruz”). On April 18, 2006 we sold our entire stake in the capital stock of our subsidiary in Bolivia, Banco Santa Cruz.

Back to Index

Exhibit I

Subsidiaries of Banco Santander Central Hispano, S.A. (1)

		% of Ownership Held by the Bank				Millions of Euros (a)

Company	Location	Direct	Indirect	% of Voting Rights (k)	Line of Business	Capital and Reserves	Profit (Loss) for the Year	Amount of Ownership Interest

A N (123) plc	United Kingdom	—	100.00%	100.00%	PORTFOLIO COMPANY	1,558	0	1,493
A S (Nominees) Limited	United Kingdom	—	100.00%	100.00%	SECURITIES COMPANY	0	0	0
Abbey Business Services (India) Private Limited (d)	India	—	100.00%	100.00%	PORTFOLIO COMPANY	0	0	0
Abbey Covered Bonds (Holdings) Limited	United Kingdom	—	(b )	—	FINANCE	0	0	0
Abbey Covered Bonds (LM) Limited	United Kingdom	—	(b )	—	FINANCE	0	0	0
Abbey Covered Bonds LLP	United Kingdom	—	(b )	—	FINANCE	0	0	0
Abbey National (America) Holdings Inc.	United States	—	100.00%	100.00%	PORTFOLIO COMPANY	38	0	66
Abbey National (America) Holdings Limited	United Kingdom	—	100.00%	100.00%	PORTFOLIO COMPANY	38	0	34
Abbey National (Gibraltar) Limited	Gibraltar	—	100.00%	100.00%	SECURITIES COMPANY	7	0	7
Abbey National (Holdings) Limited	United Kingdom	—	100.00%	100.00%	PORTFOLIO COMPANY	27	0	23
Abbey National AESOP Trustees Limited	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT	0	0	0
Abbey National Alpha Investments (d)	United Kingdom	—	100.00%	100.00%	FINANCE	66	0	66
Abbey National American Investments Limited	United Kingdom	—	100.00%	100.00%	FINANCE	375	12	369
Abbey National Asset Managers Limited	United Kingdom	—	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	13	-1	12
Abbey National Baker Street Investments	United Kingdom	—	100.00%	100.00%	FINANCE	180	0	180
Abbey National Belfast Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	0	0	0
Abbey National Beta Investments Limited	United Kingdom	—	100.00%	100.00%	FINANCE	166	6	124
Abbey National Business Asset Leasing Limited	United Kingdom	—	100.00%	100.00%	LEASING	6	0	0
Abbey National Business Cashflow Finance Limited	United Kingdom	—	100.00%	100.00%	FACTORING	10	4	9
Abbey National Business Equipment Leasing Limited	United Kingdom	—	100.00%	100.00%	LEASING	-5	19	8
Abbey National Business Factors Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	3	0	3
Abbey National Business Finance Services Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	0	0	0
Abbey National Business Leasing (Holdings) Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	14	0	2
Abbey National Business Leasing Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	-9	9	0
Abbey National Business Office Equipment Leasing Limited	United Kingdom	—	100.00%	100.00%	LEASING	7	0	0
Abbey National Business Sales Aid Leasing Limited	United Kingdom	—	100.00%	100.00%	LEASING	5	0	0
Abbey National Business Vendor Plan Leasing Limited	United Kingdom	—	100.00%	100.00%	LEASING	6	0	0
Abbey National Cahoot Limited	United Kingdom	—	100.00%	100.00%	FINANCIAL SERVICES	0	0	0
Abbey National Capital LP I	United States	—	(b )	—	FINANCE	0	0	0
Abbey National Cardiff and the Vales Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	0	0	0
Abbey National Charitable Trust Limited	United Kingdom	—	100.00%	100.00%	CHARITY SERVICES	0	0	0
Abbey National Credit and Payment Services Limited	United Kingdom	—	100.00%	100.00%	SERVICES	0	0	0
Abbey National Ealing Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	0	0	0
Abbey National Employees’ Trustees Limited	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT	0	0	0

Back to Index

		% of Ownership Held by the Bank				Millions of Euros (a)

Company	Location	Direct	Indirect	% of Voting Rights (k)	Line of Business	Capital and Reserves	Profit (Loss) for the Year	Amount of Ownership Interest

Abbey National Employment Services Inc.	United States	—	100.00%	100.00%	EMPLOYMENT SERVICES	0	0	0
Abbey National Financial and Investment Services (Far East) Limited	Hong-Kong	—	100.00%	100.00%	SERVICES	0	0	0
Abbey National Financial and Investment Services (Hong Kong) Limited	Hong-Kong	—	100.00%	100.00%	SERVICES	0	0	0
Abbey National Financial and Investment Services (Jersey) Limited	Jersey	—	100.00%	100.00%	PORTFOLIO COMPANY	0	0	0
Abbey National Financial and Investment Services Ireland Holdings	Ireland	—	100.00%	100.00%	PORTFOLIO COMPANY	1	0	2
Abbey National Financial and Investment Services Ireland plc	Ireland	—	99.99%	99.99%	FUND AND PORTFOLIO MANAGER	1	0	0
Abbey National Financial and Investment Services Isle of Man Limited	Isle of Man	—	100.00%	100.00%	SERVICES	1	0	2
Abbey National Financial and Investment Services PLC	United Kingdom	—	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	49	5	7
Abbey National Financial Investments 3 B.V.	Netherlands	—	100.00%	100.00%	FINANCE	1	1	1
Abbey National Financial Investments 4 B.V.	Netherlands	—	100.00%	100.00%	FINANCE	348	17	365
Abbey National Financial Investments No.2 Limited	Jersey	—	100.00%	100.00%	FINANCE	0	0	0
Abbey National First Capital B.V.	Netherlands	—	100.00%	100.00%	FINANCE	4	0	4
Abbey National Funded Unapproved Retirement Benefits Scheme Trustees Limited (d)	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT	0	0	0
Abbey National Funding plc	United Kingdom	—	100.00%	100.00%	FINANCE	0	0	0
Abbey National General Insurance Services Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	-55	0	0
Abbey National Gibraltar (1986) Limited	United Kingdom	—	100.00%	100.00%	FINANCE	8	0	7
Abbey National Global Investments	United Kingdom	—	100.00%	100.00%	FINANCE	0	0	0
Abbey National GP (Jersey) Limited	Jersey	—	100.00%	100.00%	FINANCE	0	0	0
Abbey National Graphics Services Limited	United Kingdom	—	100.00%	100.00%	MARKETING	0	0	0
Abbey National Group Pension Schemes Trustees Limited (d)	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT	0	0	0
Abbey National Guarantee Company	United Kingdom	—	100.00%	100.00%	LEASING	5	0	4
Abbey National Healthcare Limited	United Kingdom	—	100.00%	100.00%	INSURANCE BROKER	16	0	15
Abbey National Homes Limited	United Kingdom	—	100.00%	100.00%	FINANCE	-52	0	0
Abbey National Independent Investments Limited (d)	United Kingdom	—	100.00%	100.00%	FINANCE	0	0	0
Abbey National International Limited	Jersey	—	100.00%	100.00%	BANKING	249	7	218
Abbey National Investments	United Kingdom	—	100.00%	100.00%	FINANCE	155	11	155
Abbey National Investments Holdings Limited	United Kingdom	—	100.00%	100.00%	PORTFOLIO COMPANY	25	-9	0
Abbey National Jersey International Limited	Jersey	—	100.00%	100.00%	FINANCE	302	2	270
Abbey National June Leasing (5) Limited (h)	United Kingdom	—	100.00%	100.00%	LEASING	1	0	0
Abbey National Life plc	United Kingdom	—	100.00%	100.00%	INSURANCE	492	121	237
Abbey National March Leasing (4) Limited	United Kingdom	—	100.00%	100.00%	LEASING	-15	-9	0
Abbey National Mortgage Finance plc	United Kingdom	—	100.00%	100.00%	MORTGAGE LOAN COMPANY	0	0	0
Abbey National Newcastle Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	0	0	0
Abbey National Nominees Limited	United Kingdom	—	100.00%	100.00%	SECURITIES COMPANY	0	0	0
Abbey National North America Corporation	United States	—	100.00%	100.00%	FINANCE	2	0	0
Abbey National North America Holdings Limited	United Kingdom	—	100.00%	100.00%	PORTFOLIO COMPANY	0	0	0
Abbey National North America LLC	United States	—	100.00%	100.00%	FINANCE	0	0	0
Abbey National Offshore Holdings Limited	Jersey	—	100.00%	100.00%	PORTFOLIO COMPANY	274	0	265
Abbey National Pension Funds (Holdings) Limited (d)	United Kingdom	—	(b )	—	ASSET MANAGEMENT	0	0	0
Abbey National Pension Funds Trustee Company Limited (d)	United Kingdom	—	(b )	—	ASSET MANAGEMENT	0	0	0
Abbey National PEP & ISA Managers Limited	United Kingdom	—	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	64	13	77
Abbey National Personal Finance Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	0	0	0
Abbey National Personal Pensions Trustee Limited	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT	0	0	0
Abbey National plc	United Kingdom	100.00%	—	100.00%	BANKING	3,236	1,008	12,821
Abbey National PLP (UK) Limited	United Kingdom	—	100.00%	100.00%	FINANCE	0	0	0

Back to Index

		% of Ownership Held by the Bank				Millions of Euros (a)

Company	Location	Direct	Indirect	% of Voting Rights (k)	Line of Business	Capital and Reserves	Profit (Loss) for the Year	Amount of Ownership Interest

Abbey National Properties (2) Limited	United Kingdom	—	100.00%	100.00%	LEASING	-3	0	0
Abbey National Property Developments Limited	United Kingdom	—	100.00%	100.00%	REAL STATE	0	0	0
Abbey National Property Investments	United Kingdom	—	100.00%	100.00%	FINANCE	404	-13	202
Abbey National Property Services Limited	United Kingdom	—	100.00%	100.00%	REAL STATE	-19	0	0
Abbey National Second Capital B.V.	Netherlands	—	100.00%	100.00%	FINANCE	3	0	3
Abbey National Secretariat Services (Jersey) Limited	Jersey	—	100.00%	100.00%	SERVICES	0	0	0
Abbey National Secretariat Services Limited	United Kingdom	—	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	0	0	0
Abbey National Securities Inc.	United States	—	100.00%	100.00%	SECURITIES COMPANY	35	5	66
Abbey National September Leasing (3) Limited (f)	United Kingdom	—	100.00%	100.00%	LEASING	-7	-14	0
Abbey National September Leasing (7) Limited (f)	United Kingdom	—	100.00%	100.00%	LEASING	0	0	0
Abbey National Shelf Co. (4) Limited	United Kingdom	—	100.00%	100.00%	INSURANCE BROKER	0	0	0
Abbey National SMA Holdings Limited	United Kingdom	—	100.00%	100.00%	PORTFOLIO COMPANY	4,522	-196	4,637
Abbey National Sterling Capital plc	United Kingdom	—	100.00%	100.00%	FINANCE	4	0	0
Abbey National Treasury International (IOM) Limited	Isle of Man	—	100.00%	100.00%	BANKING	11	0	9
Abbey National Treasury Investments	United Kingdom	—	100.00%	100.00%	FINANCE	723	34	707
Abbey National Treasury Services (Australia) Holdings Limited	United Kingdom	—	100.00%	100.00%	PORTFOLIO COMPANY	0	0	0
Abbey National Treasury Services (Property) Limited	United Kingdom	—	100.00%	100.00%	FINANCE	0	0	0
Abbey National Treasury Services (Trains Holdings) Limited	United Kingdom	—	100.00%	100.00%	PORTFOLIO COMPANY	181	37	219
Abbey National Treasury Services (Transport Holdings) Limited	United Kingdom	—	100.00%	100.00%	PORTFOLIO COMPANY	-1	1	11
Abbey National Treasury Services Investments Limited	United Kingdom	—	100.00%	100.00%	FINANCE	1,100	20	1,094
Abbey National Treasury Services Overseas Holdings	United Kingdom	—	100.00%	100.00%	PORTFOLIO COMPANY	1,342	89	1,486
Abbey National Treasury Services plc	United Kingdom	—	100.00%	100.00%	BANKING	3,471	257	4,157
Abbey National UK Investments	United Kingdom	—	100.00%	100.00%	FINANCE	1,175	44	885
Abbey National Unit Trust Managers Limited	United Kingdom	—	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	45	20	50
Abbey National Wrap Managers Limited	United Kingdom	—	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	10	-4	6
Abbey Stockbrokers (Nominees) Limited	United Kingdom	—	100.00%	100.00%	SECURITIES COMPANY	0	0	0
Abbey Stockbrokers Limited	United Kingdom	—	100.00%	100.00%	SECURITIES COMPANY	9	-1	8
Abbnat BV	Netherlands	—	100.00%	100.00%	FINANCE	0	0	0
Abfin B.V.	Netherlands	—	100.00%	100.00%	FINANCE	30	2	32
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	100.00%	PORTFOLIO COMPANY	353	-61	392
Administradora de Fondos de Pensiones y Cesantías Santander, S.A.	Colombia	—	99.99%	100.00%	PENSION FUND MANAGER	26	11	93
AEH Purchasing, Ltd.	Ireland	—	(b )	—	FINANCE	0	0	0
Afinidad AFAP, S.A.	Uruguay	—	100.00%	100.00%	FUND MANAGER	2	1	12
Afisa, S.A.	Chile	—	99.98%	99.99%	FUND MANAGER	7	1	3
AFP Summa Bansander, S.A.	Chile	—	99.44%	100.00%	PENSION FUND MANAGER	81	22	90
AFP Unión Vida, S.A.	Peru	—	99.94%	99.94%	PENSION FUND MANAGER	16	18	17
Agrícola Tabaibal, S.A.	Spain	—	65.67%	100.00%	AGRICULTURE AND LIVESTOCK	0	0	0
Agropecuaria Tapirapé, S.A.	Brazil	—	97.37%	99.42%	AGRICULTURE AND LIVESTOCK	2	0	0
Ajalvir SICAV, S.A.	Spain	—	52.10%	52.10%	S.I.C.A.V.	18	0	8
AKB Marketing Services Sp. Z.o.o.	Poland	—	100.00%	100.00%	MARKETING	1	0	0
Alcaidesa Holding, S.A. (consolidated)	Spain	—	44.23%	50.01%	REAL STATE	25	29	40
Alce Tenedora, S.L.	Spain	—	100.00%	100.00%	PORTFOLIO COMPANY	0	0	0
Alfa Directo, Seguros y Reaseguros, S.A.	Spain	99.99%	0.01%	100.00%	INSURANCE	100	-2	100
Aljarafe Golf, S.A.	Spain	—	70.47%	79.58%	REAL STATE	12	0	0
Aljardi SGPS, Lda.	Portugal	—	100.00%	100.00%	PORTFOLIO COMPANY	1,160	0	1,164
Almacenadora Serfin, S.A. De C.V.	Mexico	—	73.90%	98.64%	STORAGE	0	1	2
Almacenadora Somex, S.A. De C.V.	Mexico	—	72.85%	97.24%	STORAGE	7	1	1

Back to Index

		% of Ownership Held by the Bank				Millions of Euros (a)

Company	Location	Direct	Indirect	% of Voting Rights (k)	Line of Business	Capital and Reserves	Profit (Loss) for the Year	Amount of Ownership Interest

Altamira Funding LLC.	United States	—	(b )	—	FINANCE	0	0	0
Altavida Santander Seguros de Vida, S.A.	Chile	—	100.00%	100.00%	INSURANCE	48	19	11
Altec, S.A.	Chile	—	100.00%	100.00%	IT SERVICES	5	2	24
América Latina Tecnología de México, S.A. De C.V.	Mexico	99.99%	—	99.99%	IT SERVICES	82	1	74
AN Structured Issues Limited	Jersey	—	100.00%	100.00%	FINANCE	0	0	0
Andaluza de Inversiones, S.A.	Spain	—	100.00%	100.00%	SECURITIES INVESTMENT	27	1	27
ANDSH Limited.	United Kingdom	—	100.00%	100.00%	FINANCE	7	0	3
ANFP (US) LLC	United States	—	100.00%	100.00%	FINANCE	0	0	0
ANIFA Limited	United Kingdom	—	100.00%	100.00%	FINANCE	3	0	0
ANITCO Limited	United Kingdom	—	100.00%	100.00%	PORTFOLIO COMPANY	0	0	0
Aparcamientos y Construcciones, S.A.	Spain	—	88.56%	100.00%	REAL STATE	2	0	2
Argenline, S.A.	Uruguay	—	100.00%	100.00%	FINANCE	0	0	0
Asesora de Titulización, S.A., S.G.F.T.	Spain	70.00%	30.00%	100.00%	SECURITIZATION	2	0	2
Asesorías Administrativas y Financieras, Ltda.	Chile	—	(b )	—	ADVISORY	0	0	0
Aurum, S.A.	Chile	1.00%	99.00%	100.00%	PORTFOLIO COMPANY	-13	2	72
Ausant Holding GMBH	Austria	—	99.90%	100.00%	PORTFOLIO COMPANY	11	191	160
Ausant Merchant Participations GMBH	Austria	—	99.91%	100.00%	PORTFOLIO COMPANY	314	147	106
B.R.S. Investment S.A.	Argentina	—	100.00%	100.00%	FINANCE	45	1	238
B2C Escaparate, S.L.	Spain	—	88.56%	100.00%	TECHNOLOGY	-1	0	13
Baker Street Risk and Insurance (Guernsey) Limited (e)	Guernsey	—	100.00%	100.00%	INSURANCE BROKER	13	-2	3
Banco Alicantino de Comercio, S.A.	Spain	—	88.56%	100.00%	BANKING	9	0	8
Banco Banif, S.A.	Spain	100.00%	—	100.00%	BANKING	150	26	84
Banco Caracas, N.V.	Netherlands Antilles	—	100.00%	100.00%	BANKING	-2	14	10
Banco de Albacete, S.A.	Spain	100.00%	—	100.00%	BANKING	10	1	9
Banco de Asunción, S.A.	Paraguay	—	99.33%	99.33%	BANKING	3	-1	42
Banco de Venezuela, S.A., Banco Universal (j)	Venezuela	96.78%	1.63%	98.42%	BANKING	396	141	161
Banco do Estado de Sao Paulo, S.A.	Brazil	—	98.06%	98.15%	BANKING	1,679	439	987
Banco Español de Crédito, S.A.	Spain	87.33%	1.23%	88.57%	BANKING	2,740	519	1,487
Banco Madesant - Sociedade Unipessoal, S.A.	Portugal	—	100.00%	100.00%	BANKING	1,740	58	1,146
Banco Río de la Plata S.A.	Argentina	8.23%	91.07%	99.30%	BANKING	565	-210	1,671
Banco Santa Cruz, S.A.	Bolivia	96.18%	0.15%	96.33%	BANKING	44	1	8
Banco Santander (Panamá), S.A.	Panama	—	100.00%	100.00%	BANKING	10	3	69
Banco Santander (Suisse), S.A.	Switzerland	—	99.96%	99.96%	BANKING	110	19	15
Banco Santander Bahamas International, Ltd.	Bahamas	—	100.00%	100.00%	BANKING	814	326	785
Banco Santander Brasil, S.A.	Brazil	—	97.93%	97.98%	BANKING	512	-15	510
Banco Santander Chile	Chile	—	83.94%	84.14%	BANKING	1,392	396	1,708
Banco Santander Colombia, S.A.	Colombia	—	97.64%	97.64%	BANKING	139	11	446
Banco Santander de Negocios Portugal, S.A.	Portugal	—	99.85%	100.00%	BANKING	76	19	28
Banco Santander International	United States	94.80%	5.20%	100.00%	BANKING	138	19	73
Banco Santander Meridional, S.A.	Brazil	—	98.18%	98.18%	BANKING	581	57	735
Banco Santander Puerto Rico	Puerto Rico	—	90.77%	100.00%	BANKING	442	58	382
Banco Santander Serfín, S.A.	Mexico	—	74.92%	100.00%	BANKING	2,688	535	1,436
Banco Santander Totta, S.A.	Portugal	—	99.63%	99.78%	BANKING	1,363	266	2,205
Banco Santander, S.A.	Uruguay	89.91%	10.09%	100.00%	BANKING	28	4	51
Banco Santander, S.A.	Brazil	—	99.93%	99.99%	BANKING	1,200	444	1,676
Banco Totta de Angola, SARL	Angola	—	99.61%	99.98%	BANKING	27	22	19

Back to Index

		% of Ownership Held by the Bank				Millions of Euros (a)

Company	Location	Direct	Indirect	% of Voting Rights (k)	Line of Business	Capital and Reserves	Profit (Loss) for the Year	Amount of Ownership Interest

Banespa, S.A Serviços Técnicos, Administrativos e de Corretagem de Seguros	Brazil	—	98.06%	100.00%	SERVICES	17	7	34
Banespa, S.A. Corretora de Cambio e Titulos	Brazil	—	98.06%	100.00%	SECURITIES COMPANY	16	15	9
Banesto Banca Privada Gestión, S.A. S.G.I.I.C.	Spain	—	88.56%	100.00%	FUND MANAGER	2	0	2
Banesto Banco de Emisiones, S.A.	Spain	—	88.56%	100.00%	BANKING	97	1	86
Banesto Bolsa, S.A., Sdad. Valores y Bolsa	Spain	—	88.56%	100.00%	SECURITIES COMPANY	74	5	31
Banesto Delaware, Ltd.	United States	—	88.56%	100.00%	FINANCE	0	0	0
Banesto e-Business, S.A.	Spain	—	88.56%	100.00%	SECURITIES INVESTMENT	0	0	0
Banesto Factoring, S.A. Establecimiento Financiero de Crédito	Spain	—	88.56%	100.00%	FACTORING	57	-4	45
Banesto Finance, Ltd.	Cayman Islands	—	88.56%	100.00%	FINANCE	0	0	0
Banesto Financial Products, Plc.	Ireland	—	88.55%	99.99%	FINANCE	1	0	0
Banesto Issuances, Ltd.	Cayman Islands	—	88.56%	100.00%	FINANCE	1	0	0
Banesto Renting, S.A.	Spain	—	88.56%	100.00%	FINANCE	2	3	2
Banesto Securities, Inc.	United States	—	88.56%	100.00%	FINANCE	2	0	2
Banesto Servicios y Tecnología Aplicada, S.A.	Spain	—	88.56%	100.00%	SERVICES	4	0	3
Banesto, S.A.	Spain	—	88.56%	100.00%	FINANCE	0	0	0
Banestur, S.A.	Spain	—	88.56%	100.00%	TOURISM	0	0	0
Banif Gestión, S.A., S.G.I.I.C.	Spain	—	97.71%	100.00%	FUND MANAGER	7	1	2
Banif Inmobiliario, S.A.	Spain	—	100.00%	100.00%	REAL STATE	0	0	0
Bansa Santander, S.A.	Chile	—	99.99%	100.00%	REAL STATE	3	-2	23
Bansalease, S.A., E.F.C.	Spain	100.00%	—	100.00%	LEASING	78	8	57
Bansamex, S.A.	Spain	50.00%	—	50.00%	CARDS	2	1	1
Bansander Leasing, Corp.	Puerto Rico	—	100.00%	100.00%	LEASING	0	0	0
Bansander, S.A.	Spain	100.00%	—	100.00%	SECURITIES INVESTMENT	0	0	0
Beta Cero, S.A.	Spain	—	77.93%	88.00%	FINANCE	0	0	0
Bitalbond, B.V.	Netherlands	100.00%	0.00%	100.00%	PORTFOLIO COMPANY	0	0	0
Brasil Foreign Diversified Payment Right	Brazil	—	(b )	—	FINANCE	0	0	0
Brettwood Limited	Jersey	—	100.00%	100.00%	SERVICES	0	0	0
Bridford Pension Trustees Limited	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT	0	0	0
BST International Bank, Inc.	Puerto Rico	—	99.63%	100.00%	BANKING	4	0	4
Buhal Leasing, Ltd.	United Kingdom	100.00%	—	100.00%	LEASING	2	0	2
Business OutSourcing Services Limited	United Kingdom	—	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	0	0	0
CA Premier Banking Limited	United Kingdom	—	100.00%	100.00%	BANKING	6	0	6
Cabel, S.A. en liquidation	Belgium	86.99%	9.99%	96.99%	PORTFOLIO COMPANY	0	0	0
Caetra Iberia, S.L.	Spain	—	100.00%	100.00%	PORTFOLIO COMPANY	3	0	3
Cambios Sol, S.A.	Spain	—	88.56%	100.00%	FOREIGN CURRENCY PURCHASE AND SALE	4	0	13
Canfy, S.L.	Spain	89.00%	11.00%	100.00%	PORTFOLIO COMPANY	85	2	80
Cántabra de Inversiones, S.A.	Spain	100.00%	—	100.00%	SECURITIES INVESTMENT	260	50	218
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	—	100.00%	SECURITIES INVESTMENT	151	17	140
Capital Grupo Santander, S.A., S.G.E.C.R.	Spain	90.00%	9.96%	100.00%	VENTURE CAPITAL COMPANY	4	0	4
Capital Riesgo Global, SCR, S.A.	Spain	68.84%	31.16%	100.00%	VENTURE CAPITAL COMPANY	984	280	921
Capital Variable SICAV, S.A.	Spain	—	94.36%	96.57%	S.I.C.A.V.	7	0	0
Carfax Insurance Limited	Guernsey	—	100.00%	100.00%	INSURANCE BROKER	118	214	29
Carpe Diem Salud, S.L.	Spain	100.00%	—	100.00%	SECURITIES INVESTMENT	0	0	0
Cartera Mobiliaria, S.A., SICAV	Spain	—	70.10%	87.08%	SECURITIES INVESTMENT	569	44	181
Carvasa Inversiones, S.L.	Spain	—	100.00%	100.00%	PORTFOLIO COMPANY	58	107	149

Back to Index

		% of Ownership Held by the Bank				Millions of Euros (a)

Company	Location	Direct	Indirect	% of Voting Rights (k)	Line of Business	Capital and Reserves	Profit (Loss) for the Year	Amount of Ownership Interest

Casa de Bolsa Santander Serfín, S.A. De C.V.	Mexico	—	74.89%	99.96%	SECURITIES COMPANY	53	-6	36
Cater Allen Futures Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	1	0	1
Cater Allen Holdings Limited	United Kingdom	—	100.00%	100.00%	PORTFOLIO COMPANY	139	2	125
Cater Allen International Limited	United Kingdom	—	100.00%	100.00%	SECURITIES COMPANY	356	36	172
Cater Allen Investment Management Limited	United Kingdom	—	100.00%	100.00%	LEASING	0	0	0
Cater Allen Limited	United Kingdom	—	100.00%	100.00%	BANKING	216	18	166
Cater Allen Lloyd’s Holdings Limited	United Kingdom	—	100.00%	100.00%	PORTFOLIO COMPANY	-13	-1	0
Cater Allen Nominees (Jersey) Limited	Jersey	—	100.00%	100.00%	SERVICES	0	0	0
Cater Allen Nominees Limited	United Kingdom	—	100.00%	100.00%	SECURITIES COMPANY	0	0	0
Cater Allen Pensions Limited	United Kingdom	—	100.00%	100.00%	PENSION FUND MANAGER	0	0	0
Cater Allen Registrars Limited	Jersey	—	100.00%	100.00%	SERVICES	0	0	0
Cater Allen Syndicate Management Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	2	0	0
Cater Allen Trust Company ( International ) Limited	Liberia	—	100.00%	100.00%	ASSET MANAGEMENT	0	0	0
Cater Allen Trust Company (Jersey) Limited	Jersey	—	100.00%	100.00%	ASSET MANAGEMENT	0	0	0
Cater Tyndall Limited	United Kingdom	—	100.00%	100.00%	PORTFOLIO COMPANY	18	-1	103
Catmoll, S.L.	Spain	100.00%	—	100.00%	CONCESSION-HOLDER	8	0	6
CC autoboerse.de AG	Germany	—	100.00%	100.00%	INTERNET	1	1	1
CC Credit Rt.	Hungary	—	100.00%	100.00%	FINANCE	9	1	4
CCB Finance, a.s.	Czech Republic	—	100.00%	100.00%	LEASING	32	-2	33
CC-Bank AG	Germany	—	100.00%	100.00%	BANKING	462	329	474
CC-Debit GmbH	Germany	—	100.00%	100.00%	INSURANCE	0	11	0
CC-Holding GmbH	Germany	—	100.00%	100.00%	PORTFOLIO COMPANY	1,148	165	1,517
CC-ITS GmbH	Germany	—	100.00%	100.00%	SERVICES	0	5	0
CC-Leasing Austria Gesellschaft m.b.h.	Austria	—	100.00%	100.00%	LEASING	0	0	0
CC-Leasing GmbH	Germany	—	100.00%	100.00%	LEASING	4	11	4
Central Inmobiliaria de Santiago, S.A. de C.V.	Mexico	100.00%	—	100.00%	REAL STATE MANAGEMENT	14	0	20
Centro de Equipamientos Zona Oeste, S.A.	Spain	82.92%	17.08%	100.00%	REAL STATE	39	-33	35
Centro Deportivo Santander, S.A.	Spain	—	100.00%	100.00%	REAL STATE	0	0	0
Certidesa, S.L.	Spain	—	100.00%	100.00%	AIRCRAFT LEASE	13	-4	13
Cityfourinc	United Kingdom	—	100.00%	100.00%	LEASING	0	0	0
Ciudad Financiera, S.A.	Spain	99.94%	0.06%	100.00%	SERVICES	1	0	1
Clínica Sear, S.A.	Spain	—	44.74%	50.58%	HEALTH CARE	8	-1	1
Club Zaudin Golf, S.A.	Spain	—	67.01%	95.09%	SERVICES	15	0	13
Colchester Management Company Limited	United Kingdom	—	100.00%	100.00%	REAL STATE	0	0	0
Compañía Aseguradora Banesto Seguros, S.A.	Spain	—	88.56%	100.00%	INSURANCE	43	17	60
Consultoría Tributaria, Financiera y Contable, S.A.	Spain	100.00%	—	100.00%	ADVISORY	0	0	0
Corpoban, S.A.	Spain	—	88.56%	100.00%	SECURITIES INVESTMENT	66	2	60
Corporación Industrial y Financiera de Banesto, S.A.	Spain	—	88.45%	99.88%	SECURITIES INVESTMENT	369	12	355
Costa Canaria de Veneguera, S.A.	Spain	—	65.67%	74.20%	REAL STATE	16	0	10
Covista Integrated Business Infrastructure Limited	United Kingdom	—	100.00%	100.00%	REAL STATE	0	0	0
Credisol, S.A.	Uruguay	—	100.00%	100.00%	CARDS	0	0	8
Crefisa, Inc.	Puerto Rico	100.00%	—	100.00%	FINANCE	36	-1	21
Crinaria, S.A.	Spain	—	88.50%	100.00%	HOSPITALITY	7	0	4
Darep Limited	Ireland	100.00%	—	100.00%	INSURANCE	4	0	4
Debt Management and Recovery Services Limited	United Kingdom	—	100.00%	100.00%	COLLECTION AND PAYMENT SERVICES	0	0	0
Depósitos Portuarios, S.A.	Spain	—	88.46%	100.00%	SERVICES	0	0	0
Deposoltenegolf, S.A.	Spain	—	88.56%	100.00%	REAL STATE	23	0	8

Back to Index

		% of Ownership Held by the Bank				Millions of Euros (a)

Company	Location	Direct	Indirect	% of Voting Rights (k)	Line of Business	Capital and Reserves	Profit (Loss) for the Year	Amount of Ownership Interest

DF 123 Limited	United Kingdom	—	100.00%	100.00%	LEASING	3	0	0
Digital Procurement Holdings, N.V.	Netherlands	—	80.32%	100.00%	ELECTRONIC SERVICES	17	-13	1
Diners Club Spain, S.A.	Spain	90.00%	—	90.00%	CARDS	9	2	7
Dinsa Customer Services, S.A.	Spain	—	88.56%	100.00%	IT	8	-4	0
Diseño e Integración de Soluciones, S.A.	Spain	—	88.56%	100.00%	IT	1	1	1
Duchess Parade Investments Limited	United Kingdom	—	100.00%	100.00%	LEASING	2	0	1
Dudebasa, S.A.	Spain	—	88.56%	100.00%	FINANCE	44	-3	21
Duncan Lawrie Pension Consultants Limited	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT	1	0	1
Efearvi, S.A.	Spain	—	88.47%	100.00%	REAL STATE	0	0	0
Efectividad en Medios de Pago, S.A. de C.V.	Mexico	98.59%	1.41%	100.00%	FINANCE	28	0	14
Elerco, S.A.	Spain	—	88.45%	100.00%	RENTAL	227	8	121
Fábricas Agrupadas de Muñecas de Onil, S.A. (consolidated) (l)	Spain	—	84.63%	100.00%	TOY MANUFACTURE	37	-2	60
F.T.A. FTPYME Banesto 1	Spain	—	(b )	—	SECURITIZATION	0	0	0
F.T.A. FTPYME Santander 2	Spain	—	(b )	—	SECURITIZATION	0	0	0
F.T.A. GC FTGENCAT II	Spain	—	(b )	—	SECURITIZATION	0	0	0
F.T.A. Santander 1	Spain	—	(b )	—	SECURITIZATION	0	0	0
F.T.A. Santander Empresas 1	Spain	—	(b )	—	SECURITIZATION	0	0	0
F.T.A. Santander Hipotecario 1	Spain	—	(b )	—	SECURITIZATION	0	0	0
F.T.A. Santander Público 1	Spain	—	(b )	—	SECURITIZATION	0	0	0
F.T.H. Banesto 1	Spain	—	(b )	—	SECURITIZATION	0	3	0
F.T.H. Banesto 2	Spain	—	(b )	—	SECURITIZATION	0	3	0
F.T.H. Banesto 3	Spain	—	(b )	—	SECURITIZATION	0	0	0
F.T.H. Banesto 4	Spain	—	(b )	—	SECURITIZATION	0	0	0
F.T.H. UCI 10	Spain	—	(b )	—-	SECURITIZATION	0	0	0
F.T.H. UCI 11	Spain	—	(b )	—	SECURITIZATION	0	0	0
F.T.H. UCI 12	Spain	—	(b )	—	SECURITIZATION	0	0	0
F.T.H. UCI 14	Spain	—	(b )	—	SECURITIZATION	0	0	0
FC Factor S.r.l.	Italy	—	100.00%	100.00%	FINANCE	3	0	1
FFB - Participaçoes e Serviços, Sociedade Unipessoal, S.A.	Portugal	—	100.00%	100.00%	PORTFOLIO COMPANY	3,404	78	1,020
Fideicomiso 100740 SLPT	Mexico	—	74.89%	100.00%	FINANCE	4	0	3
Fideicomiso GFSSLPT Banca Serfín, S.A.	Mexico	—	74.91%	100.00%	FINANCE	32	2	21
Finconsumo Banca S.p.A.	Italy	—	100.00%	100.00%	FINANCE	145	30	212
First National Motor Business Limited	United Kingdom	—	100.00%	100.00%	LEASING	0	0	0
First National Motor Contracts Limited	United Kingdom	—	100.00%	100.00%	LEASING	-1	0	0
First National Motor Facilities Limited	United Kingdom	—	100.00%	100.00%	LEASING	0	0	0
First National Motor Finance Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	0	0	0
First National Motor Leasing Limited	United Kingdom	—	100.00%	100.00%	LEASING	0	0	0
First National Motor plc	United Kingdom	—	100.00%	100.00%	LEASING	-81	3	0
Fomento e Inversiones, S.A.	Spain	100.00%	—	100.00%	SECURITIES INVESTMENT	16	41	17
Fondos Santander, S.A. Administradora de Fondos de Inversión	Uruguay	—	100.00%	100.00%	FUND MANAGER	0	0	1
Formación Integral, S.A.	Spain	—	88.56%	100.00%	TRAINING	1	0	1
Fortensky Trading, Ltd.	Ireland	—	100.00%	100.00%	FINANCE	0	0	0
Furnas I FDIC	Brazil	—	97.69%	97.76%	SECURITIES INVESTMENT	97	22	95
GACC Securitization AIB International Financial Service	Ireland	—	(b )	—	SECURITIZATION	0	0	0
GB Trustees Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	0	0	0
Gedinver e Inmuebles, S.A.	Spain	—	88.56%	100.00%	FINANCE	3	1	4
Geoban, S.A.	Spain	—	94.16%	100.00%	SERVICES	0	0	2

Back to Index

		% of Ownership Held by the Bank					Millions of Euros (a)

Company	Location	Direct	Indirect		% of Voting Rights (k)	Line of Business	Capital and Reserves	Profit (Loss) for the Year	Amount of Ownership Interest

Gescoban Soluciones, S.A.	Spain	—	88.56%		100.00%	FINANCE	1	0	1
Gessinest Consulting, S.A.	Spain	99.88%	0.12%		100.00%	PORTFOLIO COMPANY	-76	214	0
Gestión de Actividades Tecnológicas, S.A.	Spain	99.98%	0.02%		100.00%	SERVICES	-8	-13	0
Gestión Industrial Hispamer, S.A.	Spain	100.00%	—		100.00%	BUSINESS PROMOTION	0	-46	0
Gestión Santander México, S.A. De C.V.	Mexico	—	74.92%		100.00%	FINANCE	3	12	1
Gire, S.A. (c)	Argentina	—	57.92%		58.33%	PAYMENT INSTRUMENTS	4	1	2
GMBC Financial Services Limited	United Kingdom	—	100.00%		100.00%	ADVISORY SERVICES	0	0	0
Golden Bar (Securitization) S.r.l.	Italy	—	(b	)	—	SECURITIZATION	0	0	0
Golf Santander, S.A.	Spain	99.99%	0.01%		100.00%	REAL STATE	3	0	3
Grupo Empresarial Santander, S.L.	Spain	99.10%	0.90%		100.00%	PORTFOLIO COMPANY	2,894	721	4,005
Grupo Eurociber, S.A.	Spain	—	88.56%		100.00%	SERVICES	0	0	5
Grupo Financiero Santander Serfín, S.A. De C.V.	Mexico	74.70%	0.21%		74.92%	PORTFOLIO COMPANY	2,802	537	1,735
Grupo Golf del Sur, S.A.	Spain	—	88.56%		100.00%	REAL STATE	10	0	8
Grupo Inmobiliario La Corporación Banesto, S.A.	Spain	—	88.44%		99.87%	SECURITIES INVESTMENT	6	2	22
Grupo Santander Perú, S.A.	Peru	—	100.00%		100.00%	PORTFOLIO COMPANY	22	15	341
Guaranty Car, S.A.	Spain	—	100.00%		100.00%	AUTOMOTIVE INDUSTRY	0	1	0
H.B.F. Aluguer e Comercio de Viaturas, S.A.	Portugal	—	100.00%		100.00%	RENTING	0	0	0
H.B.F. Auto-Renting, S.A.	Spain	—	100.00%		100.00%	RENTING	6	6	2
Hedge End Park No.3 Limited	United Kingdom	—	100.00%		100.00%	ADVISORY SERVICES	0	0	0
Hedge End Park No.4 Limited	United Kingdom	—	100.00%		100.00%	ADVISORY SERVICES	0	0	0
Hipotebansa EFC, S.A.	Spain	100.00%	—		100.00%	MORTGAGE LOAN COMPANY	44	5	36
Hipototta No. 1 FTC	Portugal	—	(b	)	—	SECURITIZATION	0	0	0
Hipototta No. 1 plc	Ireland	—	(b	)	—	SECURITIZATION	0	0	0
Hipototta No. 2 FTC	Portugal	—	(b	)	—	SECURITIZATION	0	0	0
Hipototta No. 2 plc	Ireland	—	(b	)	—	SECURITIZATION	0	-1	0
Hipototta No. 3 FTC	Portugal	—	(b	)	—	SECURITIZATION	0	0	0
Hipototta No. 3 plc	Ireland	—	(b	)	—	SECURITIZATION	0	0	0
Hipototta No. 4 FTC	Portugal	—	(b	)	—	SECURITIZATION	0	0	0
Hipototta No. 4 plc	Ireland	—	(b	)	—	SECURITIZATION	0	0	0
Hispamer Renting, S.A.	Spain	—	100.00%		100.00%	RENTING	6	2	1
Holbah II, Ltd.	Bahamas	—	100.00%		100.00%	PORTFOLIO COMPANY	1,022	-135	1,158
Holbah, Ltd.	Bahamas	—	100.00%		100.00%	PORTFOLIO COMPANY	-172	204	122
Holmes Financing (N°1) plc	United Kingdom	—	(b	)	—	FINANCE	0	2	0
Holmes Financing (N°2) plc	United Kingdom	—	(b	)	—	FINANCE	0	0	0
Holmes Financing (N°3) plc	United Kingdom	—	(b	)	—	FINANCE	0	0	0
Holmes Financing (N°4) plc	United Kingdom	—	(b	)	—	FINANCE	0	0	0
Holmes Financing (N°5) plc	United Kingdom	—	(b	)	—	FINANCE	0	0	0
Holmes Financing (N°6) plc	United Kingdom	—	(b	)	—	FINANCE	0	1	0
Holmes Financing (N°7) plc	United Kingdom	—	(b	)	—	FINANCE	0	-1	0
Holmes Financing (N°8) plc	United Kingdom	—	(b	)	—	FINANCE	0	0	0
Holmes Financing (N°9) plc	United Kingdom	—	(b	)	—	FINANCE	0	-1	0
Holmes Funding Limited	United Kingdom	—	(b	)	—	FINANCE	10	-35	0
Holmes Funding N°1 plc	United Kingdom	—	(b	)	—	FINANCE	0	0	0
Holmes Funding N°2 plc	United Kingdom	—	(b	)	—	FINANCE	0	0	0
Holmes Holdings Limited	United Kingdom	—	(b	)	—	FINANCE	0	0	0
Holmes Trustees Limited	United Kingdom	—	(b	)	—	FINANCE	0	0	0
Holneth Merchant, B.V.	Netherlands	—	100.00%		100.00%	PORTFOLIO COMPANY	-2	-6	0

Back to Index

				% of Voting Rights (k)	Line of Business	Millions of Euros (a)

Company	Location	% of Ownership Held by the Bank				Capital and Reserves	Profit (Loss) for the Year	Amount of Ownership Interest

		Direct	Indirect

Holneth, B.V.	Netherlands	—	100.00%	100.00%	PORTFOLIO COMPANY	107	96	10
Holsant, B.V.	Netherlands	—	100.00%	100.00%	PORTFOLIO COMPANY	11	0	0
Hualle, S.A.	Spain	—	88.56%	100.00%	SECURITIES INVESTMENT	2	2	4
Ibérica de Compras Corporativas, S.L.	Spain	70.35%	11.81%	81.60%	E-COMMERCE	3	-1	2
IEM (Holland) Aircraft Lease B.V.	Netherlands	—	100.00%	100.00%	LEASING	0	0	0
IEM 757 Leasing I B.V.	Netherlands	—	100.00%	100.00%	LEASING	0	0	0
IEM Airfinance B.V.	Netherlands	—	100.00%	100.00%	LEASING	5	-7	0
IEM Lease Aircraft B.V.	Netherlands	—	100.00%	100.00%	LEASING	0	0	0
Ingeniería de Software Bancario, S.L.	Spain	49.00%	45.16%	100.00%	IT SERVICES	45	-5	24
Inmobiliaria Laukariz, S.A.	Spain	—	88.56%	100.00%	REAL STATE	15	0	9
Inmobiliaria Lerma y Amazonas, S.A. De C.V.	Mexico	—	74.87%	99.99%	REAL STATE MANAGEMENT	42	2	15
Inmobiliaria Urbis, S.A. (consolidated)	Spain	—	45.34%	51.11%	REAL STATE	611	148	279
Inmuebles B de V 1985 C.A.	Venezuela	—	35.11%	35.69%	RENTAL OF PREMISES	2	0	0
Inscape Investments Limited	United Kingdom	—	100.00%	100.00%	FINANCE	28	6	33
Instituto Santander Serfin, A.C.	Mexico	—	74.92%	100.00%	NOT-FOR-PROFIT INSTITUTE	2	0	0
Insurance Funding Solutions Limited	United Kingdom	—	100.00%	100.00%	FINANCE	-51	7	0
Integrated Securities Services, S.A.	Spain	—	60.00%	60.00%	PORTFOLIO COMPANY	1	0	0
Integritas (Canada) Trustee Corporation Ltd.	Canada	100.00%	—	100.00%	ASSET MANAGEMENT	0	0	0
Integritas New Zealand Ltd.	New Zeland	—	100.00%	100.00%	ASSET MANAGEMENT	0	0	0
Integritas Trust, S.A.	Switzerland	—	100.00%	100.00%	ASSET MANAGEMENT	1	0	0
Internacional Compañía Seguros de Vida, S.A.	Argentina	—	59.20%	59.20%	INSURANCE	17	4	12
Inversiones Fadiver, S.A.	Spain	—	84.63%	84.63%	PORTFOLIO COMPANY	19	6	16
Inversiones Marítimas del Mediterráneo, S.A.	Spain	100.00%	—	100.00%	PORTFOLIO COMPANY	7	-4	1
Inversiones Turísticas, S.A.	Spain	—	88.56%	100.00%	HOSPITALITY	33	0	29
Isban U.K., Ltd.	United Kingdom	—	94.16%	100.00%	IT SERVICES	0	0	0
ISBANP-Engenheria e Software Bancário, S.A.	Portugal	—	97.00%	100.00%	IT SERVICES	1	0	0
Itasant Sociedade Gestora de Participaçoes Sociais Sociedade Unipessoal, Lda.	Portugal	—	100.00%	100.00%	PORTFOLIO COMPANY	326	-11	92
James Hay Administration Company Limited	United Kingdom	—	99.99%	99.99%	FUND AND PORTFOLIO MANAGER	1	4	5
James Hay Holdings Limited	United Kingdom	—	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	16	-35	0
James Hay Insurance Company Limited	Jersey	—	100.00%	100.00%	INSURANCE BROKER	38	-24	9
James Hay Investment Services Limited	United Kingdom	—	100.00%	100.00%	FINANCE	1	0	1
James Hay Pension Trustees Limited	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT	6	0	2
Key Investments Limited	United Kingdom	—	100.00%	100.00%	PORTFOLIO COMPANY	2	-2	0
La Unión Resinera Española, S.A. (consolidated)	Spain	74.87%	21.24%	96.20%	CHEMICHALS	49	0	28
Laparanza, S.A. (c)	Spain	61.59%	—	61.59%	AGRICULTURE AND LIVESTOCK	27	0	16
Larix Chile Inversiones Limitada	Chile	—	88.56%	100.00%	REAL STATE	0	0	0
Larix Limited	Isle of Man	—	88.56%	100.00%	REAL STATE	2	0	1
Latinoenvíos, S.A.	Spain	100.00%	—	100.00%	TRANSFERS OF FUNDS BY IMMIGRANTS	1	0	1
Leasing Equipment Limited	United Kingdom	—	100.00%	100.00%	LEASING	0	0	0
Linvest, S.A.	Argentina	—	99.94%	100.00%	FINANCIAL SERVICES	0	0	0
Lion Consulting, S.A.	Argentina	—	99.90%	100.00%	ADVISORY SERVICES	0	0	0
Lodares Inversiones, S.L.	Spain	100.00%	—	100.00%	PORTFOLIO COMPANY	237	24	236
LOF Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	0	0	0
LOL Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	7	0	7
Luresa Inmobiliaria, S.A.	Spain	—	96.11%	100.00%	REAL STATE	17	1	9
MAC No. 1 Limited (i)	United Kingdom	—	(b )	—	MORTGAGE LOAN COMPANY	0	0	0

Back to Index

				% of Voting Rights (k)	Line of Business	Millions of Euros (a)

Company	Location	% of Ownership Held by the Bank				Capital and Reserves	Profit (Loss) for the Year	Amount of Ownership Interest

		Direct	Indirect

Macame, S.A.	Spain	90.09%	9.91%	100.00%	PORTFOLIO COMPANY	39	17	19
Madeisisa - SGPS Sociedade Unipessoal, Lda.	Portugal	—	99.63%	100.00%	PORTFOLIO COMPANY	5	1	3
Marismas de Astillero, S.A.	Spain	49.83%	9.09%	60.09%	SERVICES	0	0	0
Marylebone Road CBO 1 Limited	Cayman Islands	—	(b )	—	FINANCE	0	0	0
Marylebone Road CBO 2 Limited	Cayman Islands	—	(b )	—	FINANCE	0	0	0
Marylebone Road CBO 3 BV	Netherlands	—	(b )	—	FINANCE	0	0	0
Mata Alta, S.L.	Spain	—	61.59%	100.00%	REAL STATE	0	0	1
Mercado de Dinero, S.A.	Spain	—	88.56%	100.00%	SECURITIES INVESTMENT	0	0	0
Merciver, S.L.	Spain	—	88.56%	100.00%	HOTEL OPERATION	0	0	0
Moneda y Crédito, S.L.	Spain	50.00%	—	50.00%	ADVERTISING	0	0	0
Mosiler, S.A.	Uruguay	—	100.00%	100.00%	SERVICES	0	0	0
Multinegocios, S.A.	Chile	—	(b)	—	ADVISORY	0	0	0
N&P (B.E.S.) Loans Limited	United Kingdom	—	100.00%	100.00%	LEASING	159	0	142
N&P Syndicated Loans Limited	United Kingdom	—	100.00%	100.00%	FINANCE	0	0	0
Naviera Mirambel, S.L.	Spain	—	100.00%	100.00%	FINANCE	0	0	0
New Investment for Trains 1 PLC	United Kingdom	—	100.00%	100.00%	FINANCE	0	0	0
Nisa Santander, S.A.	Spain	99.99%	0.01%	100.00%	INACTIVE	0	0	0
Norbest A.S.	Norway	100.00%	—	100.00%	SECURITIES INVESTMENT	0	0	0
Nova Bostwick (Portugal) Fabrica de Portas Metalicas, Ltd.	Portugal	—	99.63%	100.00%	DOOR MANUFACTORING	0	0	0
NW Services CO.	United States	—	80.32%	100.00%	E-COMMERCE	4	0	3
Oil-Dor, S.A.	Spain	—	88.44%	99.99%	FINANCE	137	3	108
Open Bank Santander Consumer, S.A.	Spain	—	100.00%	100.00%	BANKING	33	3	47
Operadora de Derivados Serfin, S.A. De C.V.	Mexico	—	74.91%	100.00%	FINANCE	0	0	0
Optimal Investment Services, S.A.	Switzerland	—	100.00%	100.00%	FUND MANAGER	11	8	5
Orígenes AFJP, S.A.	Argentina	—	59.20%	59.20%	PENSION FUND MANAGER	36	5	193
Orígenes Seguros de Retiro, S.A.	Argentina	—	59.20%	59.20%	INSURANCE	32	4	38
Pan American Bank, Ltd.	Bahamas	—	100.00%	100.00%	BANKING	2	0	26
Parasant, S.A.	Switzerland	100.00%	—	100.00%	PORTFOLIO COMPANY	1,188	0	1,158
Patagon Euro, S.L.	Spain	100.00%	—	100.00%	PORTFOLIO COMPANY	302	844	587
PECOH Limited	United Kingdom	—	(b )	—	FINANCE	0	0	0
Peninsular, S.A.	France	100.00%	—	100.00%	PORTFOLIO COMPANY	1	0	9
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	PORTFOLIO COMPANY	12	25	4
Pingham International, S.A.	Uruguay	—	100.00%	100.00%	SERVICES	0	0	0
Plus Lease GmbH	Germany	—	100.00%	100.00%	FINANCE	0	0	0
Polskie Towarzystwo Finansowe S.A.	Poland	—	100.00%	100.00%	FINANCE	3	3	35
Portada, S.A.	Chile	—	96.16%	96.17%	FINANCE	7	0	6
Portal Universia Argentina, S.A.	Argentina	—	100.00%	100.00%	INTERNET	1	-1	0
Portal Universia Portugal, Prestaçao de Serviços de Informática, S.A.	Portugal	—	100.00%	100.00%	INTERNET	1	1	0
Portal Universia, S.A.	Spain	—	66.76%	66.76%	INTERNET	9	-5	4
Porterbrook International Limited	United Kingdom	—	100.00%	100.00%	PORTFOLIO COMPANY	0	0	0
Porterbrook Leasing Company Limited	United Kingdom	—	100.00%	100.00%	LEASING	601	6	449
Porterbrook Leasing Company MEBO Limited	United Kingdom	—	100.00%	100.00%	PORTFOLIO COMPANY	163	-3	726
Porterbrook Limited	United Kingdom	—	100.00%	100.00%	PORTFOLIO COMPANY	358	44	436
Porterbrook Maintenance Limited	United Kingdom	—	100.00%	100.00%	MAINTENANCE SERVICES	159	0	0
Premises, B.V.	Netherlands	100.00%	—	100.00%	FINANCE	0	0	0
Préstamos de Consumo, S.A.	Argentina	—	99.97%	100.00%	FINANCE	0	0	9
Procura Digital Chile, S.A.	Chile	—	80.32%	100.00%	E-COMMERCE	1	0	0

Back to Index

		% of Ownership Held by the Bank				Millions of Euros (a)

Company	Location	Direct	Indirect	% of Voting Rights (k)	Line of Business	Capital and Reserves	Profit (Loss) for the Year	Amount of Ownership Interest

Procura Digital de Venezuela, S.A.	Venezuela	—	80.32%	100.00%	E-COMMERCE	1	0	1
Procura Digital Ltda.	Brazil	—	80.32%	100.00%	E-COMMERCE	-1	-1	0
Procura Digital SRL de C.V.	Mexico	—	80.32%	100.00%	E-COMMERCE	1	0	1
Produban Servicios Informáticos Generales, S.L.	Spain	98.00%	2.00%	100.00%	PORTFOLIO COMPANY	1	0	1
Programa Hogar Montigalá, S.A.	Spain	—	88.45%	100.00%	REAL STATE	7	0	6
Prolific Holdings Limited	United Kingdom	—	100.00%	100.00%	PORTFOLIO COMPANY	64	2	66
Prolific Property Development (Kent) Limited	United Kingdom	—	100.00%	100.00%	PORTFOLIO COMPANY	-1	1	0
Promoción de Servicios Integrales, S.A. De C.V.	Mexico	—	100.00%	100.00%	SERVICES	0	0	0
Promotora AFR de Venezuela, S.A.	Venezuela	—	98.40%	99.98%	ADVISORY	1	-1	4
Promotora Herlosacantos, S.A. (c)	Spain	—	50.00%	50.00%	REAL STATE	0	0	0
Proyecto Europa, S.A.	Spain	—	88.56%	100.00%	ADVISORY	0	0	0
PTF Bank Spólka Akcyjna	Poland	—	100.00%	100.00%	BANKING	96	7	90
Rea Brothers Trustees Limited	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT	0	0	0
Rental Collections Limited	United Kingdom	—	100.00%	100.00%	LEASING	0	0	0
Río Compañía de Seguros, S.A.	Argentina	—	99.91%	100.00%	INSURANCE	7	3	5
Riobank International (Uruguay) SAIFE	Uruguay	—	100.00%	100.00%	BANKING	22	0	19
Riyal, S.L.	Spain	60.20%	39.80%	100.00%	PORTFOLIO COMPANY	405	60	426
Roger Cunliffe Investments Limited	United Kingdom	—	100.00%	100.00%	FINANCE	0	0	0
Rolling Stock Finance 1 PLC	United Kingdom	—	100.00%	100.00%	FINANCE	0	0	0
Rolling Stock Finance 2 PLC	United Kingdom	—	100.00%	100.00%	FINANCE	0	0	0
Ryders Discount Company Limited	United Kingdom	—	100.00%	100.00%	FACTORING	0	0	0
S C Servicios y Cobranzas S.A.	Colombia	—	97.76%	100.00%	COLLECTION AND PAYMENTS SERVICES	1	0	1
Sandywick Limited	Jersey	—	100.00%	100.00%	ASSET MANAGEMENT	2	0	0
Saninv Gestao e Investimentos, S.A.	Portugal	—	100.00%	100.00%	FINANCE	123	-35	91
Santana Credit E.F.C., S.A.	Spain	—	100.00%	100.00%	FINANCE	6	1	5
Santander Activos Inmobiliarios, S.G.I.I.C., S.A.	Spain	—	99.08%	100.00%	FUND MANAGER	20	18	6
Santander AM Holding, S.L.	Spain	100.00%	—	100.00%	FUND AND PORTFOLIO MANAGER	97	26	6
Santander Asset Management Ireland, Ltd.	Ireland	—	100.00%	100.00%	FUND MANAGER	14	2	0
Santander Asset Management Luxembourg, S.A.	Luxembourg	—	97.71%	100.00%	FUND MANAGER	1	1	0
Santander BanCorp	Puerto Rico	—	90.77%	91.50%	PORTFOLIO COMPANY	500	67	215
Santander Banespa Administradora de Consorcios, Ltda.	Brazil	—	97.93%	100.00%	FINANCE	1	0	1
Santander Banespa Asset Management, Ltda.	Brazil	—	97.93%	100.00%	SECURITIES INVESTMENT	25	6	21
Santander Banespa Seguros, S.A.	Brazil	—	98.98%	100.00%	INSURANCE	14	3	13
Santander Banespa, Cia. de Arrendamiento Mercantil	Brazil	—	98.06%	100.00%	LEASING	140	9	140
Santander Bank and Trust, Ltd.	Bahamas	—	100.00%	100.00%	BANKING	1,532	109	1,346
Santander Benelux, S.A., N.V.	Belgium	100.00%	—	100.00%	BANKING	40	-4	25
Santander Brasil Arrendamento Mercantil, S.A.	Brazil	—	97.93%	100.00%	LEASING	18	2	13
Santander Brasil Investimentos e Serviços, S.A.	Brazil	—	100.00%	100.00%	SERVICES	12	1	22
Santander Brasil Participaçoes e Emprendimentos, S.A.	Brazil	—	97.93%	100.00%	SERVICES	73	-29	93
Santander Brasil S.A., Corretora de Cambio e Valores Mobiliarios	Brazil	—	97.93%	100.00%	SECURITIES COMPANY	32	3	18
Santander Capital Desarrollo, SGECR, S.A.	Spain	100.00%	—	100.00%	VENTURE CAPITAL COMPANY	1	1	0
Santander Capitalizaçao, S.A.	Brazil	—	98.98%	100.00%	FUND MANAGER	8	15	6
Santander Carteras, S.G.C., S.A.	Spain	—	100.00%	100.00%	FUND MANAGER	7	1	1
Santander Central Hispano Finance (Delaware), Inc.	United States	100.00%	—	100.00%	FINANCE	1	0	0
Santander Central Hispano Finance, B.V.	Netherlands	100.00%	—	100.00%	FINANCE	1	0	0
Santander Central Hispano Financial Services, Ltd.	Cayman Islands	100.00%	—	100.00%	FINANCE	1	0	0

Back to Index

		% of Ownership Held by the Bank				Millions of Euros (a)

Company	Location	Direct	Indirect	% of Voting Rights (k)	Line of Business	Capital and Reserves	Profit (Loss) for the Year	Amount of Ownership Interest

Santander Central Hispano International Ltd.	Cayman Islands	100.00%	—	100.00%	FINANCE	3	0	0
Santander Central Hispano Issuances, Ltd.	Cayman Islands	100.00%	—	100.00%	FINANCE	4	0	0
Santander Chile Holding, S.A.	Chile	22.11%	77.33%	99.44%	PORTFOLIO COMPANY	530	134	334
Santander Commercial Paper, S.A.	Spain	100.00%	—	100.00%	PORTFOLIO COMPANY	0	0	0
Santander Companhia Securitizadora de Créditos Financeiros	Brazil	—	97.93%	100.00%	COLLETION MANAGEMENT	67	-28	74
Santander Consumer (UK) plc	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	15	-5	15
Santander Consumer Bank A.S.	Norway	—	100.00%	100.00%	FINANCE	193	27	340
Santander Consumer Finance Correduría de Seguros, S.A.	Spain	—	100.00%	100.00%	ADVISORY	1	5	0
Santander Consumer Finance, Germany GmbH	Germany	—	100.00%	100.00%	PORTFOLIO COMPANY	2,316	-1	2,316
Santander Consumer Finance, S.A.	Spain	63.19%	36.81%	100.00%	BANKING	2,199	346	2,338
Santander Consumer, EFC, S.A.	Spain	—	100.00%	100.00%	FINANCE	217	62	168
Santander de Desarrollos Inmobiliarios, S.A.	Spain	98.39%	1.61%	100.00%	REAL STATE	0	0	0
Santander de Leasing, S.A., E.F.C.	Spain	70.00%	30.00%	100.00%	LEASING	35	5	35
Santander de Renting, S.A.	Spain	100.00%	—	100.00%	RENTING	22	5	18
Santander de Titulización S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	SECURITIZATION	2	3	1
Santander Distribuidora de Títulos e Valores Mobiliarios, Ltda.	Brazil	—	97.93%	100.00%	SECURITIES COMPANY	4	0	5
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	—	100.00%	FACTORING	95	8	76
Santander Factoring, S.A.	Chile	—	99.44%	100.00%	FACTORING	23	1	7
Santander Financial Products, Ltd.	Ireland	—	100.00%	100.00%	FINANCE	168	4	162
Santander Gestâo de Activos - Sociedade Gestora de Fundos de Investimento Mobiliário, S.A.	Portugal	—	99.85%	100.00%	FUND MANAGER	23	9	7
Santander Gestâo de Activos, SGPS, S.A.	Portugal	—	99.85%	100.00%	FUND MANAGER	25	0	7
Santander Gestión de Activos, S.A., S.G.I.I.C.	Spain	28.30%	69.41%	100.00%	FUND MANAGER	68	67	33
Santander Gestión de Recaudación y Cobranzas, Ltda.	Chile	—	98.90%	99.45%	FINANCE	0	2	2
Santander Global Services, S.A.	Uruguay	—	100.00%	100.00%	SERVICES	0	0	0
Santander Holanda B.V.	Netherlands	100.00%	—	100.00%	PORTFOLIO COMPANY	10	0	0
Santander Holding Gestión, S.L.	Spain	—	100.00%	100.00%	PORTFOLIO COMPANY	-138	59	0
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	PORTFOLIO COMPANY	37	70	0
Santander Insurance Agency, Inc.	Puerto Rico	—	90.77%	100.00%	SECURITIES INVESTMENT	8	3	4
Santander International Debt, S.A.	Spain	100.00%	—	100.00%	PORTFOLIO COMPANY	0	0	0
Santander Inversiones Limitada	Chile	—	99.99%	99.99%	PORTFOLIO COMPANY	570	52	581
Santander Investment Bank, Ltd.	Bahamas	—	100.00%	100.00%	BANKING	58	263	434
Santander Investment Bolsa, S.V., S.A.	Spain	—	100.00%	100.00%	SECURITIES COMPANY	98	65	104
Santander Investment Chile, Limitada	Chile	—	99.99%	99.99%	FINANCE	160	-20	145
Santander Investment Colombia S.A.	Colombia	—	99.86%	99.86%	FINANCE	8	-5	44
Santander Investment Gerente FCI, S.A.	Argentina	—	99.34%	100.00%	FUND MANAGER	4	2	0
Santander Investment I, S.A.	Spain	100.00%	—	100.00%	PORTFOLIO COMPANY	-1,601	-1	0
Santander Investment Inmobiliaria Colombia, Ltda.	Colombia	—	99.86%	100.00%	REAL STATE MANAGEMENT	5	0	1
Santander Investment Limited	Bahamas	—	100.00%	100.00%	SECURITIES COMPANY	-2	-8	0
Santander Investment Securities Inc.	United States	—	100.00%	100.00%	SECURITIES COMPANY	59	-5	295
Santander Investment Services, S.A.	Spain	100.00%	—	100.00%	BANKING	151	131	14
Santander Investment Trust Colombia S.A., Sociedad Fiduciaria	Colombia	—	99.99%	100.00%	FUND MANAGER	8	0	9
Santander Investment Valores Colombia S.A., Comisionista de Bolsa Comercial	Colombia	—	97.76%	100.00%	SECURITIES COMPANY	2	2	1
Santander Investment, S.A., Corredores de Bolsa	Chile	—	99.99%	100.00%	SECURITIES COMPANY	43	3	15
Santander Issuances, S.A.	Spain	100.00%	—	100.00%	PORTFOLIO COMPANY	0	0	0
Santander Management Latinoamérica, B.V.	Netherlands	—	100.00%	100.00%	PORTFOLIO COMPANY	0	0	0

Back to Index

		% of Ownership Held by the Bank				Millions of Euros (a)

Company	Location	Direct	Indirect	% of Voting Rights (k)	Line of Business	Capital and Reserves	Profit (Loss) for the Year	Amount of Ownership Interest

Santander Merchant Bank, Ltd.	Bahamas	—	100.00%	100.00%	BANKING	79	8	145
Santander Merchant, S.A.	Argentina	—	99.97%	99.97%	FINANCE	1	1	21
Santander Mexicano S.A. De C.V. Afore	Mexico	—	74.92%	100.00%	PENSION FUND MANAGER	43	45	2
Santander Multimedios, S.A.	Chile	—	99.99%	100.00%	INTERNET	1	0	1
Santander Overseas Bank, Inc.	Puerto Rico	—	100.00%	100.00%	BANKING	395	11	234
Santander Pensiones, S.A., E.G.F.P.	Spain	21.20%	76.52%	100.00%	PENSION FUND MANAGER	58	9	50
Santander Pensôes - Sociedade Gestora de Fundos de Pensôes, S.A.	Portugal	—	99.85%	100.00%	PENSION FUND MANAGER	4	1	1
Santander Perpetual S.A. Unipersonal	Spain	100.00%	—	100.00%	PORTFOLIO COMPANY	0	0	0
Santander Private Advisors, Ltd.	United States	100.00%	—	100.00%	PORTFOLIO COMPANY	0	0	0
Santander S.A. Agente de Valores	Chile	—	84.09%	100.00%	SECURITIES COMPANY	203	20	27
Santander Santiago Corredora de Seguros, Ltda.	Chile	—	83.94%	100.00%	INSURANCE BROKER	20	10	1
Santander Santiago, S.A., Administradora General de Fondos	Chile	—	83.95%	100.00%	FUND MANAGER	76	21	10
Santander Santiago, S.A., Sociedad Securitizadora	Chile	—	84.00%	100.00%	SECURITIZATION	1	3	1
Santander Securities Corporation	Puerto Rico	—	90.77%	100.00%	SECURITIES COMPANY	23	7	18
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	100.00%	—	100.00%	INSURANCE	129	35	122
Santander Seguros, S.A.	Brazil	—	98.98%	98.98%	INSURANCE	66	29	58
Santander Seguros, S.A.	Uruguay	—	100.00%	100.00%	INSURANCE	3	-1	1
Santander Sociedad de Bolsa, S.A.	Argentina	—	99.34%	100.00%	SECURITIES COMPANY	4	2	3
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	—	99.85%	100.00%	INSURANCE	47	9	22
Santander Totta, SGPS.	Portugal	—	99.85%	99.85%	PORTFOLIO COMPANY	2,494	273	3,321
Santander Trade Services, Ltd.	Hong-Kong	—	100.00%	100.00%	ADVISORY	3	3	37
Santander US Debt, S.A.U.	Spain	100.00%	—	100.00%	FINANCE	0	0	0
Santander Venezuela Sociedad Administradora de Entidades de Inversión Colectiva, C.A.	Venezuela	—	90.00%	100.00%	FUND MANAGER	0	0	0
Santiago Corredores de Bolsa, Ltda.	Chile	—	83.94%	100.00%	SECURITIES COMPANY	14	1	10
Santiago Leasing, S.A.	Chile	—	84.02%	100.00%	LEASING	43	2	63
Santusa Holding, S.L.	Spain	69.64%	30.36%	100.00%	PORTFOLIO COMPANY	10,418	394	9,158
Sarum Trustees Limited	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT	0	0	0
Scotprov Limited	United Kingdom	—	100.00%	100.00%	PORTFOLIO COMPANY	128	-3	124
Scottish Mutual Assurance plc	United Kingdom	—	100.00%	100.00%	INSURANCE	1,722	121	2,934
Scottish Mutual International Fund Managers (South Africa) (Proprietary) Limited	South Africa	—	100.00%	100.00%	SERVICES	0	0	0
Scottish Mutual International Fund Managers Limited	Ireland	—	100.00%	100.00%	FINANCE	1	1	1
Scottish Mutual International Holdings	Ireland	—	100.00%	100.00%	PORTFOLIO COMPANY	256	31	281
Scottish Mutual International Investment Fund plc	Ireland	—	99.98%	99.98%	FUND MANAGER	0	0	0
Scottish Mutual International plc	Ireland	—	99.99%	99.99%	INSURANCE	172	71	286
Scottish Mutual Investment Managers Limited	United Kingdom	—	100.00%	100.00%	FINANCE	5	1	6
Scottish Mutual Nominees Limited	United Kingdom	—	100.00%	100.00%	SECURITIES COMPANY	0	0	0
Scottish Mutual Pension Funds Investment Limited	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT	2	0	2
Scottish Mutual Pensions Limited	United Kingdom	—	100.00%	100.00%	INSURANCE	39	-5	33
Scottish Mutual PEP and ISA Managers Limited	United Kingdom	—	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	47	1	48
Scottish Provident (Holdings) Limited	United Kingdom	—	100.00%	100.00%	PORTFOLIO COMPANY	64	2	66
Scottish Provident Institution	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT	0	0	0
Scottish Provident International Life Assurance Limited	Isle of Man	—	100.00%	100.00%	INSURANCE	1,504	385	124
Scottish Provident Limited	United Kingdom	—	100.00%	100.00%	INSURANCE	1,589	144	1,693
Scottish Provident Pension Trustees Limited	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT	0	0	0
Scottish Provident Trustees Limited	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT	0	0	0

Back to Index

		% of Ownership Held by the Bank				Millions of Euros (a)

Company	Location	Direct	Indirect	% of Voting Rights (k)	Line of Business	Capital and Reserves	Profit (Loss) for the Year	Amount of Ownership Interest

Seguros Santander Serfin, S.A. De C.V.	Mexico	—	74.92%	100.00%	INSURANCE	40	4	32
Sercopyme, S.A.	Spain	—	88.56%	100.00%	SERVICES	17	2	18
Serfin International Bank and Trust, Ltd.	Cayman Islands	—	99.63%	100.00%	BANKING	31	1	27
Serfin VII, Ltd. (g)	Cayman Islands	—	—	—	FUND MANAGER	0	0	11
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	100.00%	—	100.00%	SECURITY	1	0	1
Servicios Corporativos Seguros Serfin, S.A. De C.V.	Mexico	—	73.42%	98.00%	SERVICES	0	0	0
Servicios Corporativos Serfin, S.A. De C.V.	Mexico	—	74.91%	99.99%	SERVICES	0	0	0
Servicios de Cobranza, Recuperación y Seguimiento, S.A. De C.V.	Mexico	—	100.00%	100.00%	SERVICES	2	0	3
Servicios de Cobranzas Fiscalex Ltda.	Chile	—	(b )	—	SERVICES	0	0	0
Servicios Universia Venezuela S.U.V., S.A.	Venezuela	—	33.37%	33.37%	INTERNET	1	-1	0
Sheppards Moneybrokers Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	23	0	19
Sinvest Inversiones y Asesorías Limitada	Chile	—	99.99%	100.00%	FINANCE	51	4	2
Sistema 4B, S.A.	Spain	51.65%	12.93%	66.25%	CARDS	12	3	10
SMA (81/103 Kings Road) Limited	United Kingdom	—	100.00%	100.00%	REAL STATE	0	0	0
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	—	100.00%	100.00%	APPRAISAL	1	2	1
Societe de Gestion de Leopard Fund, S.A.	Luxembourg	—	100.00%	100.00%	FUND MANAGER	0	0	0
Sodepro, S.A.	Spain	—	88.56%	100.00%	FINANCE	15	0	12
Soince, S.A.	Chile	0.01%	99.80%	100.00%	PORTFOLIO COMPANY	10	0	10
Solarlaser Limited	United Kingdom	—	100.00%	100.00%	REAL STATE	89	3	58
Somaen Dos, S.L.	Spain	—	59.96%	59.96%	PORTFOLIO COMPANY	661	100	402
Sotrón, S.L.	Spain	—	100.00%	100.00%	PORTFOLIO COMPANY	86	558	86
South Glasgow Retail Park Limited	United Kingdom	—	100.00%	100.00%	REAL STATE	14	0	14
SPI Finance Plc	United Kingdom	—	100.00%	100.00%	FINANCE	0	0	0
SPILA Marketing Services (Pty) Limited	South Africa	—	100.00%	100.00%	MARKETING	0	0	0
SPL (Holdings 1) Limited	United Kingdom	—	100.00%	100.00%	PORTFOLIO COMPANY	1,628	51	1,676
SPL (Holdings 2) Limited	United Kingdom	—	100.00%	100.00%	PORTFOLIO COMPANY	17	0	17
SPL (Holdings) Limited	United Kingdom	—	100.00%	100.00%	PORTFOLIO COMPANY	1,643	51	1,693
Suleyado 2003, S.L.	Spain	—	100.00%	100.00%	PORTFOLIO COMPANY	7	0	7
Swesant Merchant S.A.	Switzerland	—	100.00%	100.00%	PORTFOLIO COMPANY	1	0	383
Swesant, S.A.	Switzerland	—	100.00%	100.00%	PORTFOLIO COMPANY	150	18	0
Symbios Capital, B.V.	Netherlands	—	100.00%	100.00%	VENTURE CAPITAL COMPANY	22	0	22
Talorcan plc	United Kingdom	—	100.00%	100.00%	FINANCE	3	0	2
Taxagest Sociedade Gestora de Participaçoes Sociais, S.A.	Portugal	—	99.85%	100.00%	PORTFOLIO COMPANY	42	5	0
Teatinos Siglo XXI, S.A.	Chile	50.00%	50.00%	100.00%	PORTFOLIO COMPANY	132	172	428
Teylada, S.A.	Spain	11.11%	88.89%	100.00%	SECURITIES INVESTMENT	0	0	0
The Inscape Investment Fund (Jersey) Limited	Jersey	—	100.00%	100.00%	FINANCE	0	0	0
The National & Provincial Building Society Custodian Trustee Limited	United Kingdom	—	(b )	—	ASSET MANAGEMENT	0	0	0
The National & Provincial Building Society Pension Fund Trustees Limited	United Kingdom	—	(b )	—	ASSET MANAGEMENT	0	0	0
The Scottish Mutual Assurance Society	United Kingdom	—	100.00%	100.00%	INSURANCE BROKER	0	0	0
The WF Company Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	1	0	0
Títulos de Renta Fija, S.A.	Spain	100.00%	0.00%	100.00%	SECURITIES INVESTMENT	0	0	0
Tornquist Asesores de Seguros , S.A.	Argentina	—	99.93%	99.99%	ADVISORY SERVICES	0	0	0
Totta & Açores Finance Ireland, Limited	Ireland	—	99.63%	100.00%	FINANCE	58	2	57
Totta & Açores Inc. Newark	United States	—	99.63%	100.00%	BANKING	1	0	1
Totta (Ireland), PLC	Ireland	—	99.63%	100.00%	FINANCE	287	60	285
Totta Crédito Especializado, Instituiçao Financeira de Crédito, S.A.	Portugal	—	99.81%	100.00%	LEASING	101	16	42

Back to Index

		% of Ownership Held by the Bank				Millions of Euros (a)

Company	Location	Direct	Indirect	% of Voting Rights (k)	Line of Business	Capital and Reserves	Profit (Loss) for the Year	Amount of Ownership Interest

(IFIC)
Totta Urbe - Empresa de Administraçâo e Construçôes, S.A.	Portugal	—	99.63%	100.00%	REAL STATE	105	0	148
Tyndall Nominees ( Isle of Man ) Limited	Isle of Man	—	100.00%	100.00%	SERVICES	0	0	0
Universia Brasil, S.A.	Brazil	—	100.00%	100.00%	INTERNET	3	-2	2
Universia Chile, S.A.	Chile	—	91.40%	91.40%	INTERNET	2	-1	2
Universia Colombia, S.A.	Colombia	—	99.80%	99.81%	INTERNET	2	-1	1
Universia Holding, S.L.	Spain	99.97%	0.03%	100.00%	INTERNET	13	-2	13
Universia México, S.A. De C.V.	Mexico	—	100.00%	100.00%	INTERNET	1	-2	0
Universia Perú, S.A.	Peru	—	100.00%	100.00%	INTERNET	2	-1	1
Universia Puerto Rico, Inc.	Puerto Rico	—	100.00%	100.00%	INTERNET	1	-1	0
Valores Santander Casa de Bolsa, C.A.	Venezuela	—	90.00%	90.00%	SECURITIES COMPANY	8	2	9
Vendcare Finance Limited	United Kingdom	—	100.00%	100.00%	LEASING	0	0	0
Vista Capital de Expansión, S.A. SGECR	Spain	—	50.00%	50.00%	VENTURE CAPITAL MANAGEMENT	0	0	0
Vista Desarrollo, S.A. SCR	Spain	100.00%	0.00%	100.00%	VENTURE CAPITAL COMPANY	81	2	33
W.N.P.H. Gestao e Investimentos Sociedade Unipessoal, S.A.	Portugal	—	100.00%	100.00%	SECURITIES INVESTMENT	32	1	0
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	SECURITIES INVESTMENT	10	0	10
Wassens Onroerend Goed, B.V.	Netherlands	—	100.00%	100.00%	PORTFOLIO COMPANY	0	0	0
Wex Point España, S.L.	Spain	—	88.56%	100.00%	SERVICES	3	0	2
WF (Trustees) Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	0	0	0
Whitefoord & Foden Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	0	0	0
Whitewick Limited	Jersey	—	100.00%	100.00%	PORTFOLIO COMPANY	0	0	0
(a)

Amount per books of each company at December 31, 2005. The amount of the ownership interest (net of allowance) is the figure per the books of each holding company on the basis of the Group’s percentage of ownership, disregarding amortization of goodwill on consolidation. The data on foreign companies were translated to euros at the year-end exchange rates.

(b)	Company over which effective control is exercised.
(c)	Data from the latest approved financial statements at December 31, 2004.
(d)	Data from the latest approved financial statements at March 31, 2005.
(e)	Data from the latest approved financial statements at June 30, 2005.
(f)	Data from the latest approved financial statements at September 30, 2005.
(g)	Company in liquidation at December 31, 2005.
(h)	Data from the latest approved financial statements at March 10, 2005.
(i)	Data from the latest approved financial statements at August 31, 2005.
(j)	Data expressed on a comparable basis with those for calendar 2005.
(k)

Pursuant to Article 3 of Royal Decree 1815/1991, of December 20, approving the rules for the preparation of consolidated financial statements, in order to determine voting rights, the voting rights relating to subsidiaries or to other parties acting in their own name but on behalf of certain Group companies were added to the voting rights directly held by the Parent. Accordingly, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control, is the number corresponding to each subsidiary holding a direct ownership interest in such companies.

(l)	Data from the latest approved financial statements at April 30, 2005.
(1)	The preference share and security issuer companies are detailed in Exhibit III, together with other relevant information.

Back to Index

Exhibit II

Listed companies in which the Santander Group has ownership interests of more than 3% (g), Associates of the Santander Group and joint ventures

Company	Location			% of Voting Rights (f)	Line of Business

						Millions of Euros (a)
		% of Ownership Held by the Bank
						Assets	Capital and Reserves	Profit (Loss) For the Year
		Direct	Indirect

ABSLine Multimedia, S.L.	Spain	—	47.50%	47.50%	INTERNET	0	0	0
Accordfin España, E.F.C., S.A.	Spain	—	49.00%	49.00%	FINANCE	252	13	3
Adherbal Global, S.L. (b)	Spain	—	50.00%	50.00%	PORTFOLIO COMPANY	336	42	-4
Administrador Financiero de Transantiago	Chile	—	16.79%	20.00%	PAYMENT INSTRUMENTS	38	10	1
Administradora de Tarjetas de Crédito	Bolivia	—	24.08%	25.00%	CARDS	3	1	0
Advent España, S.A.	Spain	—	22.11%	25.00%	FINANCE	0	0	0
AGM Contacta, S.L.	Spain	—	45.62%	45.62%	TELECOMMUNICATIONS	14	13	0
Aguas de Fuensanta, S.A.	Spain	—	37.94%	37.94%	FOOD	29	8	0
Alcaidesa Golf, S.L.	Spain	—	44.23%	44.23%	SPORTS	7	7	0
Alcaidesa Inmobiliaria, S.A.	Spain	—	44.23%	44.23%	REAL STATE	150	22	43
Alcaidesa Servicios, S.A.	Spain	—	44.23%	44.23%	SERVICES	1	1	0
Allfunds Bank, S.A.	Spain	—	50.00%	50.00%	BANKING	59	29	9
Antena 3 de Televisión, S.A. (consolidated) (b)	Spain	0.51%	9.50%	10.01%	MEDIA	1,000	249	105
Arena Communications Network, S.L. (b)	Spain	20.00%	—	20.00%	ADVERTISING	14	3	1
Asajanet Servicios Agropecuarios, S.L.	Spain	30.00%	—	30.00%	INTERNET	1	1	0
Attijari Factoring Maroc, S.A. (b)	Morocco	—	25.00%	25.00%	FACTORING	5	4	0
Attijari International Bank Société Anonymé (b)	Morocco	50.00%	—	50.00%	BANKING	4	4	0
Attijariwafa Bank Société Anonyme (b)	Morocco	—	14.55%	14.55%	BANKING	1,128	1,013	63
Auna Operadores de Telecomunicaciones, Holding Empresarial 1, S.L.	Spain	12.29%	19.53%	31.82%	PORTFOLIO COMPANY	23	23	0
Banco BPI, S.A. (consolidated) (b)	Portugal	—	5.88%	5.90%	BANKING	24,010	1,039	193
Banco Internacional da Guiné-Bissau, S.A.	Guinea Bissau	—	48.82%	49.00%	BANKING	12	-30	-1
Benim - Sociedade Imobiliária, S.A. (b)	Portugal	—	24.91%	25.00%	REAL STATE	12	8	0
Canela Foods, S.A.	Spain	16.08%	8.07%	24.15%	HOSPITALITY SERVICES	0	10	-4
Cantabria Capital, SGECR, S.A.	Spain	50.00%	—	50.00%	VENTURE CAPITAL MANAGEMENT	0	0	0
Carnes Estelles, S.A.	Spain	—	18.96%	21.41%	FOOD	30	8	1
Cartera del Norte, S.A.	Spain	—	31.96%	36.09%	FINANCE	1	1	0
Centradia Group, Ltd. (b)	United Kingdom	30.45%	—	30.45%	ADVISORY SERVICES	0	14	-6
Centro de Compensación Automatizado, S.A.	Chile	—	27.70%	33.00%	PAYMENT SYSTEMS	1	1	0
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A.	Spain	—	43.39%	49.00%	TECHNOLOGY	1	1	0
Compañía Concesionaria del Túnel de Soller, S.A.	Spain	—	28.96%	32.70%	CONSTRUCTION	65	17	0
Compañía Española de Petróleos, S.A. (consolidated) (b)	Spain	12.35%	19.92%	45.58%	OIL REFINING	4,466	2,755	650
Consorcio Credicard, C.A.	Venezuela	—	32.80%	33.33%	CARDS	32	6	10

Back to Index

Company	Location			% of Voting Rights (f)	Line of Business

						Millions of Euros (a)
		% of Ownership Held by the Bank
						Assets	Capital and Reserves	Profit (Loss) For the Year
		Direct	Indirect

Consorcio Internacional de Aseguradores de Crédito, S.A.	Spain	20.25%	—	20.25%	CREDIT INSURANCE	21	20	1
Consorcio Mexicano de Aseguradores de Crédito, S.A.	Spain	40.25%	—	40.25%	CREDIT INSURANCE	4	4	0
Consultores de Recursos de Marketing, S.L.	Spain	0.01%	23.27%	23.27%	MARKET STUDIES	8	4	0
Corporación Suiche 7B, C.A.	Venezuela	—	31.75%	32.26%	CARDS	4	3	1
Cota de las Estrellas, S.A.	Spain	—	45.34%	45.34%	REAL STATE	2	1	0
Drago Promocat, S.L.	Spain	—	44.23%	50.00%	REAL STATE	31	1	0
Empresa de Tarjetas Inteligentes, S.A. (d)	Chile	—	—	—	CARDS	0	0	0
Estrella Servi-Rent, S.A.	Spain	—	49.00%	49.00%	AUTOMOTIVE INDUSTRY	0	0	0
Grupo Alimentario de Exclusivas, S.A.	Spain	—	35.83%	40.46%	FOOD	7	0	0
Grupo Financiero Galicia, S.A. (consolidated) (b)	Argentina	—	6.68%	6.70%	BANKING	6,587	454	-31
Grupo Konecta Net, S.L.	Spain	—	45.62%	45.62%	PORTFOLIO COMPANY	13	1	2
HLC – Centrais de Cogeraçao, S.A. (c)	Portugal	—	24.45%	24.49%	ENERGY OPERATION	2	-2	-2
Infotel, Información y Telecomunicaciones, S.A.	Spain	—	29.45%	29.45%	TELECOMMUNICATIONS	11	2	1
Inmobiliaria Sitio de Baldeazores, S.A.	Spain	—	44.23%	50.00%	REAL STATE	15	2	0
Intereuropa Bank, R.T. (consolidated) (b)	Hungary	—	10.00%	10.00%	BANKING	819	49	8
Kassadesing 2005, S.L.	Spain	—	44.23%	50.00%	REAL STATE	29	8	0
Konecta Activos Inmobiliarios, S.L.	Spain	—	45.62%	45.62%	REAL STATE	1	1	0
Konecta Advertising, S.L.	Spain	—	23.26%	23.26%	ADVERTISING	0	0	0
Konecta BTO Contactcenter, S.A.	Spain	—	45.62%	45.62%	MARKETING	2	1	0
Konecta Canarias, S.A.	Spain	—	45.62%	45.62%	MARKETING	2	1	2
Konecta Centro Especial de Empleo Madrid, S.L.	Spain	—	45.62%	45.62%	TELEMARKETING	0	0	0
Konecta Centro Especial de Empleo Sevilla, S.L.	Spain	—	45.62%	45.62%	TELEMARKETING	0	0	0
Konecta Centro Especial de Empleo, S.A.	Spain	—	45.62%	45.62%	MARKET STUDIES	1	0	1
Konecta Field Marketing, S.A.U.	Spain	—	45.62%	45.62%	PORTFOLIO COMPANY	0	0	0
Konecta Gestión de Cobro, S.A.	Spain	—	45.62%	45.62%	TEMPORARY EMPLOYMENT AGENCY	0	0	0
Konecta Portugal, Lda.	Portugal	—	45.62%	45.62%	MARKETING	0	0	0
Konecta Selección, S.L.	Spain	—	45.62%	45.62%	SERVICES	0	0	0
Konecta Servicios Administrativos, S.L.	Spain	—	45.62%	45.62%	EVENT ORGANIZATION	0	0	0
Konecta Servicios de Empleo ETT, S.A.	Spain	—	45.62%	45.62%	TEMPORARY EMPLOYMENT AGENCY	0	0	0
Konecta Servicios de Formación, S.L.	Spain	—	45.62%	45.62%	TRAINING	0	0	0
Konecta Telegestión, S.L.	Spain	—	45.62%	45.62%	TELEMARKETING	1	0	1
Konecta The One to One Agency, S.L.	Spain	—	34.22%	34.22%	PORTFOLIO COMPANY	0	0	0
Konectanet Comercialización, S.L.	Spain	—	45.59%	45.59%	MARKETING	0	0	0
Konectanet Promociones Directo, S.L.	Spain	—	25.09%	25.09%	ADVERTISING	0	0	0
Layna Auto, S.L.	Spain	—	49.00%	49.00%	AUTOMOTIVE INDUSTRY	5	5	0
Layna Inversiones Galicia, S.L. (consolidated)	Spain	—	49.00%	49.00%	PORTFOLIO COMPANY	5	5	0
Layna Inversiones, S.A. (consolidated)	Spain	—	49.00%	49.00%	PORTFOLIO COMPANY	30	29	0
Layna Patrimonial, S.L.	Spain	—	49.00%	49.00%	REAL STATE	6	6	0
Masías de Betera, S.L.	Spain	—	22.67%	50.00%	REAL STATE	1	1	0
Modelo Continente SGPS, S.A. (b)	Portugal	—	17.19%	17.25%	FOOD	2,223	323	114
Norchem Holdings é Negocios, S.A.	Brazil	—	21.30%	21.75%	PORTFOLIO COMPANY	68	20	1

Back to Index

Company	Location			% of Voting Rights (f)	Line of Business

						Millions of Euros (a)
		% of Ownership Held by the Bank
						Assets	Capital and Reserves	Profit (Loss) For the Year
		Direct	Indirect

Norchem Participaçoes e Consultoría, S.A.	Brazil	—	48.97%	50.00%	CONSULTING	37	10	3
Omega Gesellschaft für Vertriebsentwicklung mbh	Germany	—	50.00%	50.00%	PORTFOLIO COMPANY	0	0	0
Operadora de Activos Alfa, S.A. De C.V.	Mexico	—	49.80%	49.80%	FINANCE	2	2	0
Operadora de Activos Beta, S.A. de C.V.	Mexico	—	49.90%	49.90%	FINANCE	7	6	1
Oportunity Center, S.L.	Spain	—	45.62%	45.62%	SERVICES	0	0	0
Polígono Industrial Gerona, S.A.	Spain	—	26.53%	30.00%	REAL STATE	6	4	1
Prodesur Mediterráneo, S.L.	Spain	—	44.23%	50.00%	REAL STATE	11	11	0
Programa Multi Sponsor PMS, S.A. (b)	Spain	24.75%	24.75%	49.51%	ADVERTISING	6	5	0
Promofon, S.A.U.	Spain	—	23.27%	23.27%	MARKET STUDIES	6	4	1
PSA Finance PLC	United Kingdom	—	50.00%	50.00%	LEASING	64	63	-3
Quisqueya 12, Inc.	Puerto Rico	—	50.00%	50.00%	REAL STATE	3	3	0
R. Benet, S.A.	Spain	—	49.00%	49.00	AUTOMOTIVE INDUSTRY	8	7	1
Redbanc, S.A.	Chile	—	27.70%	33.00%	CARDS	11	5	1
Reintegra, S.A.	Spain	—	45.00%	45.00%	PORTFOLIO COMPANY	2	2	1
Retiro Inmuebles, S.L.	Spain	—	22.67%	50.00%	REAL STATE	51	1	0
San Paolo IMI, S.p.A. (consolidated) (b)	Italy	—	8.45%	8.45%	BANKING	211,157	10,411	1,393
Servicio Pan Americano de Protección, S.A. de C.V.	Mexico	—	15.13%	20.19%	SECURITIES COMPANY	170	89	9
Shinsei Bank, Ltd. (consolidated) (e)	Japan	0.13%	4.69%	4.82%	BANKING	61,745	5,178	485
Sociedad Interbancaria de Depósitos de Valores, S.A.	Chile	—	24.34%	29.00%	SECURITIES DEPOSIT	2	2	0
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor, S.A.	Chile	—	15.28%	18.20%	SERVICES	6	4	0
Soluciones de Ventas SV Field Marketing, S.L.	Spain	—	45.62%	45.62%	SERVICES	0	0	0
Tenedora de Acciones de Redesur, S.A. (b)	Spain	25.00%	—	25.00%	PORTFOLIO COMPANY	10	13	2
Transbank, S.A.	Chile	—	27.70%	33.00%	CARDS	164	8	0
Transolver Finance EFC, S.A.	Spain	—	50.00%	50.00%	LEASING	194	25	2
U.C.I., S.A. (consolidated)	Spain	—	50.00%	50.00%	MORTGAGE LOANS	160	120	40
Urbiespar, S.A.	Spain	—	22.67%	50.00%	REAL STATE	31	29	0
(a)

Amounts per the books of each company generally at December 31, 2005, unless otherwise stated, since the financial statements have not yet been authorized for issue. The data on foreign companies were translated to euros at the year-end exchange rates.

(b)	Data from the latest approved financial statements at December 31, 2004.
(c)	Data from the latest approved financial statements at December 31, 2003.
(d)	Company in liquidation at December 31, 2005.
(e)	Data from the latest approved financial statements at March 31, 2005.
(f)

Pursuant to Article 3 of Royal Decree 1815/1991, of December 20, approving the rules for the preparation of consolidated financial statements, in order to determine voting rights, the voting rights relating to subsidiaries or to other parties acting in their own name but on behalf of certain Group companies were added to the voting rights directly held by the Parent. Accordingly, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control, is the number corresponding to each subsidiary holding a direct ownership interest in such companies.

(g)	Excluding the Group companies listed in Exhibit I.

Back to Index

Exhibit III

Preference share and security issuer subsidiaries of the Santander Group

		% of Ownership Held by the Bank			Millions of Euros (a)

Company	Location	Direct	Indirect	Line of Business	Capital	Reserves	Profit (Loss) for the Year	Preference Dividens	Other Profit (Loss)	Amount of Ownership Interest

Abbey National Capital Trust I	United States	—	(c )	FINANCE	0	0	0	0	0	0
Banesto Holdings, Ltd.	Guernsey	—	88.56%	SECURITIES INVESTMENT	66	-5	7	7	0	0
Banesto Preferentes, S.A.	Spain	—	88.56%	FINANCE	131	0	3	3	0	0
BCH Capital, Ltd. (b)	Cayman Islands	—	—	FINANCE	0	0	0	0	0	0
BCH Eurocapital, Ltd. (b)	Cayman Islands	—	—	FINANCE	0	0	0	0	0	0
BSCH Finance, Ltd. (b)	Cayman Islands	—	—	FINANCE	0	0	0	0	0	0
Pinto Totta International Finance, Limited	Cayman Islands	—	49.81%	FINANCE	0	0	16	16	0	0
Santander Finance Capital, S.A. (Unipersonal)	Spain	100.00%	—	FINANCE	0	0	74	74	0	0
Santander Finance Preferred, S.A. (Unipersonal)	Spain	100.00%	—	FINANCE	0	0	33	33	0	1
Totta & Açores Financing, Limited	Cayman Islands	—	99.63%	FINANCE	0	0	17	17	0	0
(a)	Amounts per the books of each company generally at December 31, 2005, translated to euros (in the case of foreign companies) at the year-end exchange rates.
(b)	Company in liquidation at December 31, 2005.
(c)	Company over which effective control is exercised.

Back to Index

Exhibit IV

Notifications of acquisitions and disposals of investments in 2005

(Article 86 of the Consolidated Companies Law and Article 53 of Securities Market Law 24/1998)

1.

On January 12, 2005, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which stated that it had acquired, at Group level, an ownership interest of 85.002% in the share capital of CARTERA MOBILIARIA, S.A., S.I.C.A.V.

2.	On February 16, 2005, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which stated that it had acquired, at Group level, all the share capital of AJALVIR S.I.C.A.V., S.A.
3.

On March 15, 2005, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which stated that it had acquired, at Group level, an ownership interest of 89.132% in the share capital of CAPITAL VARIABLE, S.I.C.A.V., S.A.

4.

On September 23, 2005, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which stated that it had sold all of its ownership interest in the share capital of ESCOPELDOS, S.I.C.A.V., S.A.

5.

On October 10, 2005, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which stated that it had sold, at Group level, 22.07% of the investment in the share capital of UNIÓN FENOSA, S.A.

6.

On October 19, 2005, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which stated that it had sold, at Group level, 13.93% of the investment in the share capital of FINANZAS QUERQUS, S.I.C.A.V., S.A.

Back to Index

Exhibit V

Other information on the share capital of the Group’s banks

Following is certain information on the share capital of the Group’s banks at December 31, 2005.

1.	Banespa
a)	Number of equity instruments held by the Group

The Santander Group holds 19,123,553,524 ordinary shares and 18,621,085,269 preference shares through its subsidiaries Banco Santander, S.A. (Brazil) and Banco Santander Brasil, S.A. The shares composing the share capital of Banespa have no par value.

The preference shares have no voting rights and are not convertible into ordinary shares. However, they have the following advantages:

1.- Their dividends are 10% higher than those on ordinary shares.

2.- Priority in the distribution of dividends.

3.- Participation in capital increases on the same terms as ordinary shares.

There is no unpaid capital.

b)	Capital increases in process

No approved capital increases are in process.

c)	Capital authorized by the shareholders at the Annual General Meeting

The company is authorized to increase share capital, with the approval of the Board of Directors, but without the need to change the bylaws, up to a limit of 75,000,000,000 shares (37,500,000,000 ordinary shares and 37,500,000,000 preference shares). At present the share capital is represented by 38,747,841,510 shares (19,373,920,755 ordinary shares and 19,373,920,755 preference shares).

d)	Rights on founder’s shares, “rights” bonds, convertibles debentures and similar securities or rights

There are no rights on founder’s shares, “rights” bonds, convertibles debentures and similar securities or rights.

e)	Specific circumstances that restrict the availability of reserves

The only restriction on the availability of Banespa’s reserves relates to the legal reserve (restricted reserves), which can only be used to offset losses or increase capital.

f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

Back to Index

g)	Listed equity instruments

All the shares are listed on the São Paulo Stock Exchange (Bovespa).

2.	Banesto
a)	Number of equity instruments held by the Group

The Group holds 614,898,735 fully subscribed and paid ordinary shares of EUR 1.16 par value each, all of which have the same voting and dividend rights.

b)	Capital increases in process

No approved capital increases are in process.

c)	Capital authorized by the shareholders at the Annual General Meeting

The shareholders at the 2006 Annual General Meeting resolved to reduce the par value of all the company’s shares by EUR 0.37 each.

d)	Rights on founder’s shares, “rights” bonds, convertibles debentures and similar securities or rights

At December 31, 2005, no shares with these characteristics had been issued.

e)	Specific circumstances that restrict the availability of reserves

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount (10% of any net profit companies may make each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital). Pursuant to the consolidated Corporations Law, a restricted reserve has been recorded for an amount equal to the carrying amount of the Banesto shares owned by subsidiaries.

The Revaluation Reserve recorded pursuant to Royal Decree-Law 7/1996 of June 7 can be used to increase capital.

f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g)	Listed equity instruments

All the shares are listed on the Spanish Stock Exchanges.

3.	Banco Santander Totta, S.A. (Totta)
a)	Number of equity instruments held by the Group

The Group holds 573,915,574 ordinary shares through Santander Totta, SGPS. and 14,593,315 ordinary shares through Taxagest Sociedade Gestora de Participaçoes Sociais, S.A., all of which have a par value of EUR 1 each, are fully subscribed and paid and have the same voting and dividend rights.

Back to Index

b)	Capital increases in process

No approved capital increases are in process.

c)	Capital authorized by the shareholders at the Annual General Meeting

Not applicable.

d)	Rights on founder’s shares, “rights” bonds, convertibles debentures and similar securities or rights

At December 31, 2005, no shares with these characteristics had been issued.

e)	Specific circumstances that restrict the availability of reserves

The use of the legal and merger reserves is restricted under Article 296 of the Companies’ Code which refers to the offset of losses or capital increases.

Fixed asset revaluation reserves are regulated by Decree-Law 31/1998, which refers to the offset of losses or capital increases for the amounts at which the underlying asset has been depreciated, amortized or sold.

f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g)	Listed equity instruments

Totta’s shares are not listed.

4.	Banco Santander Chile
a)	Number of equity instruments held by the Group

The Group holds 66,822,519,695 ordinary shares through Santander Chile Holding, S.A., 78,108,391,607 ordinary shares through Teatinos Siglo XXI, S.A. and 13,626,663,708 ordinary shares through Grupo Empresarial Santander, S.L., all of which have no par value, are fully subscribed and paid and have the same voting and dividend rights.

b)	Capital increases in process

No approved capital increases are in process.

c)	Capital authorized by the shareholders at the Annual General Meeting

The bylaw-stipulated share capital amounts to CLP 719,974,175,412. However every year the shareholders at the Annual General Meeting must approve the balance sheet at December 31, of the previous year and, thus approve the share capital amount.

d)	Rights on founder’s shares, “rights” bonds, convertibles debentures and similar securities or rights

At December 31, 2005, no shares with these characteristics had been issued.

Back to Index

e)	Specific circumstances that restrict the availability of reserves

Remittances to foreign investors in relation to investments made under the Decree-Law Statute of Foreign Investment of 1974, and amendments, require the prior authorization of the Foreign Investment Committee.

f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g)	Listed equity instruments

All the shares are listed on the Chilean Stock Exchange and, through American Depositary Receipts (ADRs), on the New York Stock Exchange.

5.	Banco Santander Serfín, S.A.
a)	Number of equity instruments held by the Group

The Santander Group holds 50,783,217,691 series “F” ordinary shares and 50,783,217,691 series “B” ordinary shares through Grupo Financiero Santander Serfín, S.A. De C.V. Shares of both these series have par values of MXP 0.1 each all of which are fully subscribed and paid and have the same voting and dividend rights.

b)	Capital increases in process

No approved capital increases are in process.

c)	Capital authorized by the shareholders at the Annual General Meeting

Not applicable.

d)	Rights on founder’s shares, “rights” bonds, convertibles debentures and similar securities or right

At December 31, 2005, preferred subordinated debentures of $300 million (300,000 debentures) that may be voluntarily converted into series “B” shares had been issued, of which Bank of America Corporation holds 225,030 and Grupo Financiero Santander Serfín, S.A. De C.V. holds 74,970.

e)	Specific circumstances that restrict the availability of reserves

The institution is subject to a legal requirement that at least 10% of net annual profit be transferred to a capital reserve fund until the balance of the fund reaches the paid share capital amount. The capital reserve fund can only be distributed to shareholders as dividends in the form of shares.

f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

Back to Index

g)	Listed equity instruments

The company does not have any equity instruments listed on the stock market.

6.	Abbey
a)	Number of equity instruments held by the Group

The Group holds 1,485,893,636 ordinary fully subscribed and paid shares with a par value of GBP 0.10 each all of which have the same voting and dividend rights.

b)	Capital increases in process

No approved capital increases are in process.

c)	Capital authorized by the shareholders at the Annual General Meeting

The company is authorized to increase share capital, with the approval of the Board of Directors, up to a limit of GBP 175,000,000 (1,750,000,000 ordinary shares), GBP 1,000,000,000 of sterling preference shares (1,000,000,000 shares), USD 10,080,000 of US dollar preference shares (1,008,000,000 shares) and EUR 10,000,000 of euro preference shares (1,000,000,000 shares).

d)	Rights on founder’s shares, “rights” bonds, convertibles debentures and similar securities or right

Abbey has issued GBP 200 million of debentures– 10.0625% subordinated debentures convertible into equity – exchangeable for preference shares in sterling with a par value of GBP 1 each, at Abbey’s option. The exchange can be made at any time provided the holders are given notice of between 30 and 60 days.

e)	Specific circumstances that restrict the availability of reserves

Not applicable.

f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

Back to Index

Exhibit VI

List of Bonds and Debentures outstanding as of December 31, 2005 and 2004.

	Euro thousand			Outstanding amount in million

Issuer	2005	2004	Currency	2005	2004	Annual Interest rate	Maturity Date

Banco Santander Central Hispano, S.A.-
Debentures-October 1993	117,798	117,798	Euro	—	—	8.75%	October 2008
Debentures- November 1993	180,304	180,304	Euro	—	—	8.25%	December 2008
Debentures- March 1994	60,251	60,251	Euro	—	—	7.63%	From September 2004 to September 2009
Territorial Bonds- July 2003	2,000,000	2,000,000	Euro	—	—	4.00%	July 2013
Territorial Bonds- December 2003	—	1,000,000	Euro	—	—	Floating	June 2005
Territorial Bonds- February 2004	1,500,000	1,500,000	Euro	—	—	Floating	February 2006
Territorial Bonds- March 2004	1,000,000	1,000,000	Euro	—	—	Floating	March 2009
Territorial Bonds- April 2004	1,000,000	1,000,000	Euro	—	—	Floating	April 2007
Mortgage backed securities- October 2002	3,000,000	3,000,000	Euro	—	—	4.00%	October 2007
Mortgage backed securities- March 2003	1,500,000	1,500,000	Euro	—	—	2.75%	March 2006
Mortgage backed securities- September 2003	2,000,000	2,000,000	Euro	—	—	4.00%	September 2010
Mortgage backed securities- December 2003	1,500,000	1,500,000	Euro	—	—	3.75%	December 2008
Mortgage backed securities- March 2004	500,000	500,000	Euro	—	—	3.25%	March 2009
Mortgage backed securities- July 2004	1,500,000	1,500,000	Euro	—	—	4.50%	July 2016
Mortgage backed securities – February 2005	2,000,000	—	Euro	—	—	3.25%	February 2012
Mortgage backed securities – April 2005	1,000,000	—	Euro	—	—	4.00%	April 2020
Mortgage backed securities – September 2005	1,500,000	—	Euro	—	—	2.50%	January 2011
Mortgage backed securities – September 2005	2,500,000	—	Euro	—	—	3.13%	September 2015
Securitization bonds - 2004	1,568,566	1,575,651	Euro	—	—	Floating	From 2037 to 2042
Securitization bonds - 2005	1,104,277	—	Euro	—	—	Floating	November 2038
Own securities held and paid-in surplus	-395,815	—	Euro	—	—	—	—

Santander Central Hispano International, Ltd.
Dollars-
Issued June 2000	—	367,080	U.S. dollars	—	500	Floating	June 2005
Issued June 2002	—	58,733	U.S. dollars	—	80	Floating	June 2005
Yen-
April 2000	—	322,234	Yen	—	45,000	1.42%	April 2005

Subtotal carried forward	25,135,381	19,182,051

Back to Index

	Euro thousand			Outstanding amount in million

Issuer	2005	2004	Currency	2005	2004	Annual Interest rate	Maturity Date

Subtotal brought forward	25,135,381	19,182,051

Euro-
January 1998	—	10,325	Euro	—	—	Floating	January 2005
April 1998	206,584	206,508	Euro	—	—	Floating	April 2008
June 1998	18,076	18,072	Euro	—	—	Fixed to Floating	June 2013
Issued in August 1997	153,388	153,390	Euro	—	—	Floating	August 2007
March 1998	255,646	255,647	Euro	—	—	5.38%	February 2008
April 1998	—	255,647	Euro	—	—	5.00%	April 2005
February 1998	181,512	181,512	Euro	—	—	5.38%	February 2008
From October 1994 to May 1998	701,266	1,006,164	Euro	—	—	Fixed from 5.38% to 5.63%	From October 2007 to February 2009
February 2002	31,700	31,700	Euro	—	—	Floating	January 2007
February 2002	—	500,000	Euro	—	—	Floating	February 2005
Swiss Francs
Issued from April 1998 to May 1998	32,152	32,407	Swiss Francs	50	50	3.51% and 3.54%	From April 2008 to May 2008
Pounds Sterling
March 1994	335,611	326,215	Pounds Sterling	230	230	7.90%	March 2019

Banesto Group
Euro	25,000	25,000	Euro	—	—	4.48%	October 2006
Euro	163,100	7,200	Euro	—	—	Floating	From January 2006 to November 2020
Euro	104,000	118,635	Euro	—	—	From 4.55% to 5.15%	From March 2005 to August 2007
Euro	—	2,000,000	Euro	—	—	Floating	October 2005
Mortgage backed securities 2002	1,000,000	1,000,000	Euro	—	—	5.75%	March 2017
Mortgage backed securities 2003	1,500,000	1,500,000	Euro	—	—	4.00%	May 2010
Euro	1,000,000	1,000,000	Euro	—	—	Floating	June 2009
Euro	2,000,000	2,000,000	Euro	—	—	Floating	October 2006
Euro	1,000,000	—	Euro	—	—	Floating	February 2010
Euro	1,250,000	—	Euro	—	—	2.20%	October 2007
Euro	1,500,000	—	Euro	—	—	2.25%	October 2008
Mortgage backed securities 2004	2,000,000	2,000,000	Euro	—	—	3.75%	February 2011
Mortgage backed securities 2004	1,750,000	1,750,000	Euro	—	—	4%	September 2014
Mortgage backed securities 2005	4,000,000	—	Euro	—	—	From 2.75% to 3.5%	From September 2012 to January 2015

Subtotal carried forward	44,343,416	33,560,473

Back to Index

Issuer	Euro thousand		Currency	Outstanding amount in million		Annual Interest rate	Maturity Date

	2005	2004		2005	2004

Subtotal brought forward	44,343,416	33,560,473

Banco Santander Chile-(merged with B.Santiago)
Bonds	176,228	166,028	Chilean Pesos	143,511	126,134	From 6% to 7.9%	Various maturities
Bonds	1,018,767	1,295,918	Chilean Pesos	616,423	984,523	From 5.68% to 6.35%	Various maturities
Bonds December 2004	317,758	293,132	U.S. dollars	205,684	399	Floating	December 2009
Bonds November 2005	182,803	—	Chilean Pesos	107,354	—	3.0%	March 2010

Banco Santander Puerto Rico-
Debentures- February 2004	26,096	22,025	U.S. dollars	30.8	30	3.43%	January 2010
Debentures- May 2004	5,934	4,722	U.S. dollars	7	6.4	Floating	May 2011
Debentures- May 2005	8,476	—	U.S. dollars	10	—	Floating	May 2012

Banco Santander de Negocios Portugal, S.A.-					—
Debentures- 1997	—	799	Euro	—	—	Floating	September 2005

Banco Río de la Plata, S.A.-
Global Program 2000	—	20,091	U.S. dollars	—	27.37	Floating	August 2010
Global Program 2001	—	15,302	U.S. dollars	—	20.84	Floating	August 2005
Debentures – January 2003	104,393	96,812	U.S. dollars	131.28	131.87	4.0%	December 2009
Debentures – June 2003	—	72,039	U.S. dollars	—	98.12	2.55%	December 2009
Global Program 2004	—	115,911	U.S. dollars	—	157.88	2.26%	June 2005
Global Program 2004	5,146	7,645	U.S. dollars	6.08	10.41	4%	May 2006

Banco Santander Totta, S.A.					—
Debentures- from June 1998 to October 1998	6,562	6,568	Euro		—	4.95%	July 2008
Debentures 99	3,261	3,610	Euro		—	Floating	February 2009
Debentures 2002	21,665	314,450	Euro		—	Floating	January 2006
Debentures 2003	574,880	613,316	Euro		—	Floating	From January 2006 to December 2008
Debentures 2004	477,258	487,348	Euro		—	Floating	From January 2009 to November 2009
Debentures 2004	9,649	9,854	Euro		—	5%	February 2012
Debentures 2005	735,846	—	Euro		—	Floating	From March 2007 to January 2013
Totta Crédito Especializado, Instituiçao Financeira de Crédito, S.A. (IFIC)
Debentures 1997 and 1998	—	9,976	Euro	—	—	Floating	From July 2004 to October 2005

Subtotal carried forward	48,018,138	37,116,019

Back to Index

Issuer	Euro thousand		Currency	Outstanding amount in million		Annual Interest rate

	2005	2004		2005	2004		Maturity Date

Subtotal brought forward	48,018,138	37,116,019

Banco Santander Brasil , S.A
Eurobonds 1997	—	32,910	U.S. dollars	—	44.83	9.34%	March 2005
Eurobonds 1997	—	255,690	Euro	—	—	8.26%	November 2005

Banco Santander Colombia, S.A.
Debentures 2005	42,419	—	Colombian pesos	114,422	—	Floating	February 2012

Finconsumo Banca S.P.A.
Debentures	172,500	169,598	Euro	—	—	Floating	January to July 2006
Debentures	6,000	12,000	Euro	—	—	3.0%	April 2006
Securitization Bonds (Golden Bar Program)	813,553	916,036	Euro	—	—	Floating	From October 2012 to November 2020

Santander BanCorp
Debentures	—	8,810	U.S. dollars	—	12	2%	March 2005
Debentures June 2004	63,575	46,024	U.S. dollars	75	62.69	6.3%	June 2032
Debentures October 2005	42,384	—	U.S. dollars	50	—	6.1%	June 2032

CC-Bank AG
Bonds	6,109	141,000	Euro	—	—	3%	From March to September 2006
Securitization bonds	1,667,978	—	Euro	—	—	Floating	From November 2010 to January 2011

Banespa
Eurobonds 2004	—	109,520	U.S. dollars	—	149.18	4.504%	July 2005
Debentures 2004	85,285	73,416	U.S. dollars	100.61	100.00	4.054%	July 2006
Eurobonds 2005	166,051	—	Brazilian Real	455.74	—	From 3.0% to 17.31%	From April 2008 to August 2015
Eurobonds 2005	44,817	—	U.S. dollars	52.87	—	5.21%	July 2008
Debentures 2005	57,180	—	U.S. dollars	67.25	—	1.02%	From January to February 2006

Brasil Foreign Diversified Payment Right
Medium Term Notes	341,138	—	U.S. Dollars	402.44	—	5.5%	From September 2007 to September 2011

Santander International Debt, S.A.

Subtotal carried forward	51,527,127	38,881,023

Back to Index

Issuer	Euro thousand			Outstanding amount in million
						Annual
	2005	2004	Currency	2005	2004	Interest rate	Maturity Date

Subtotal brought forward	51,527,127	38,881,023

Senior Debt 2004	3,500,000	3,500,000	Euro	—	—	Floating	December 2006 and December 2007
Senior Debt 2004	42,384	36,708	U.S. dollars	50	50	Floating	December 2006
Senior Debt 2004	364,804	354,585	Pounds Sterling	250	250	Floating	December 2007
Senior Debt 2005	8,995,000	—	Euro	—	—	Floating	From September 2006 to December 2010
Senior Debt 2005	955,786	—	Pounds Sterling	655	—	Floating	September 2010
Senior Debt 2005	218,579	—	Canadian Dollar	300	—	Floating	From September 2006 to September 2007

Santander US Debt, S.A.U.
Senior Debt	5,086,039	—	U.S. Dollar	6,000	—	Floating	September 2007 to October 2008

Abbey National plc
US Dollars-
Issued from 1995 to 2001	34,260	58,907	U.S. dollars	40.36	80.24	From 0% to 4.9%	From December 2006 to November 2007
Issued from 1995 to 2001	346,525	172,770	U.S. dollars	408.43	235.33	Floating	From March 2006 to December 2007
Issued 2002	20,927	32,791	U.S. dollars	24.43	44.66	From 0% to 2%	From May 2007 to June 2007
Issued 2002	12,372	18,354	U.S. dollars	14.42	25	Floating	From February 2007 to December 2007
Issued 2003	223,091	267,833	U.S. dollars	262.53	364.82	From 0% to 3.5%	From March 2006 to September 2008
Issued 2003	207,959	308,433	U.S. dollars	243.78	420.12	Floating	From December 2006 to November 2013
Issued 2004	224,050	213,663	U.S. dollars	262.83	291.03	From 0% to 3.29%	From January 2006 to October 2007
Issued 2004	2,442,807	2,046,633	U.S. dollars	2,859.90	2,787.72	Floating	From June 2006 to December 2014
Issued 2005	666,627	—	U.S. dollars	784.08	—	From 0% to 4.16%	From January 2006 to June 2010
Issued 2005	2,233,209	—	U.S. dollars	2,600.85	—	Floating	From January 2006 to December 2015
Yens-
Issued from 1995 to 2001	91,303	114,572	Yens	12,593	16,000	From 0% to 3.79%	From April 2007 to September 2013
Issued from 1995 to 2001	125,060	169,710	Yens	17,133	23,700	Floating	From January 2006 to December 2031
Issued 2002	140,595	157,536	Yens	19,000	22,000	0.2	December 2006
Issued 2002	30,521	53,706	Yens	4,140	7,500	Floating	From September 2015 to October 2032
Issued 2003	58,054	330,827	Yens	7,976	46,200	Floating	From March 2010 to September 2033
Issued 2004	3,621	3,580	Yens	502	500	Floating	July 2034
Issued 2005	5,768	—	Yens	800	—	0.01	April 2008
Pounds sterling-
Issued from 1993 to 2001	1,191,871	1,441,753	Pounds Sterling	816.79	1,016.51	From 0% to 9.13%	From April 2006 to June 2038
Issued from 1993 to 2001	61,970	194,801	Pounds Sterling	42.47	137.34	Floating	From March 2006 to December 2007

Subtotal carried forward	78,810,309	48,358,185

Back to Index

Issuer	Euro thousand			Outstanding amount in million
						Annual
	2005	2004	Currency	2005	2004	Interest rate	Maturity Date

Subtotal brought forward	78,810,309	48,358,185

Issued 2002	107,573	3,622	Pounds Sterling	73.72	2.55	From 0% to 4.07%	From March 2006 to June 2012
Issued 2002	48,417	46,763	Pounds Sterling	33.18	32.97	Floating	From November 2006 to June 2007
Issued 2003	1,122,027	115,268	Pounds Sterling	768.93	81.27	From 0% to 9.13%	From October 2006 to June 2012
Issued 2003	174,329	1,312,862	Pounds Sterling	119.47	925.63	Floating	From July 2006 to December 2009
Issued 2004	563,679	128,927	Pounds Sterling	386.29	90.90	From 4.62% to 9.13%	From January 2006 to June 2012
Issued 2004	240,749	962,629	Pounds Sterling	164.98	678.70	Floating	From January 2006 to November 2010
Issued 2005	4,766,767	—	Pounds Sterling	3,266.67	—	From 0% to 9.13%	From January 2006 to June 2012
Issued 2005	1,942,491	—	Pounds Sterling	1,331.19	—	Floating	From February 2006 to November 2015
Euros-
Issued from 1996 to 2001	1,624,070	1,481,166	Euros	—	—	From 0% to 6.75%	From January 2005 to February 2038
Issued from 1996 to 2001	1,203,053	1,168,427	Euros	—	—	Floating	From January 2005 to November 2041
Issued 2002	81,128	168,420	Euros	—	—	From 0% to 2.8%	From March 2006 to May 2007
Issued 2002	127,759	183,670	Euros	—	—	Floating	From May 2007 to February 2042
Issued 2003	96,198	172,800	Euros	—	—	From 0% to 2.45%	From January 2006 to March 2013
Issued 2003	1,764,313	2,658,095	Euros	—	—	Floating	June 2008
Issued 2004	29,944	59,880	Euros	—	—	From 0% to 2%	From March 2005 to June 2007
Issued 2004	1,836,746	1,904,714	Euros	—	—	Floating	From January 2005 to February 2016
Issued 2005	2,102,464	—	Euros	—	—	From 0% to 3.38%	From January 2006 to June 2015
Issued 2005	328,598	—	Euros	—	—	Floating	From January 2007 to December 2015
Hong Kong Dollars-
Issued from 1998 to 2004	263,592	336,494	Hong Kong Dollars	2,358	3,562	From 0% to 6.64%	From January 2006 to May 2012
Issued from 1998 to 2004	128,916	110,501	Hong Kong Dollars	1,170	1,170	Floating	From May 2006 to October 2011
Issued in 2005	395,881	—	Hong Kong Dollars	3.593	—	From 0% to 5.04%	From February 2007 to December 2014
Issued in 2005	94,630	—	Hong Kong Dollars	860	—	Floating	From January 2007 to May 2010
Swiss Francs-
Issued from 1998 to 2004	—	521,097	Swiss Francs	—	804	From 2.25% to 2.38%	From April 2005 to December 2009
Issued from 1998 to 2004	13,545	35,863	Swiss Francs	21	55.33	Floating	November 2007
Issued in 2005	52,068	—	Swiss Francs	80	—	1.23%	February 2007
Canadian Dollar-
Issued in 2003 and 2004	9,826	35,331	Canadian dollar	13	58	4%	January 2009
Issued in 2003 and 2004	566,866	472,100	Canadian dollar	775	775	Floating	From January 2006 to June 2007
Issued in 2005	201,163	—	Canadian dollar	275	—	Floating	August 2007

Subtotal carried forward	98,697,101	60,236,814

Back to Index

Issuer	Euro thousand		Currency	Outstanding amount in million		Annual Interest rate	Maturity Date

	2005	2004		2005	2004

Subtotal brought forward	98,697,101	60,236,814

Argentinean Pesos-
Issued 2004	31,449	28,614	Argentinean Pesos	50	50	Floating	January 2009
Norwegian Kroners-
Issued 2002	127,780	121,411	Norwegian Kroners	1,000	1,000	6.52%	September 2012
New Zealand Dollar
Issued 2005	58,123	—	New Zealand Dollar	100	—	7.68%	November 2007
Singapore Dollar-
Issued 1999	51,558	44,920	Singapore Dollar	100	100	5,00%	October 2009

Securitization Bonds (Holmes Funding)
Euros
Issued from 2000 to 2004	1,262,221	1,226,863	Euros	1,400	1,400	From 4.82% to 4.87%	From July 2008 to October 2008
Issued from 2000 to 2004	4,434,450	4,310,231	Euros	4,743	4,743	Floating	From October 2008 to July 2040
Issued in 2005	739,136	—	Euros	740	—	Floating	January 2021
Sterling Pounds
Issued from 2000 to 2004	5,533,197	5,555,493	Sterling Pounds	3,917	3,917	Floating	From July 2010 to July 2040
Issued from 2000 to 2004	364,804	354,585	Sterling Pounds	250	250	4.86%	July 2013
Issued in 2005	1,459,215	—	Sterling Pounds	1,000	—	Floating	From January 2016 to January 2021
U.S. Dollar
Issued from 2000 to 2004	4,988,580	9,872,015	U.S. Dollar	5,592	11,262	Floating	From January 2008 to July 2040
Issued in 2005	3,342,006	—	U.S. Dollar	3,915	—	Floating	From 2006 and July 2013
Swiss Francs
Issued in 2001 and 2002	699,300	679,711	Swiss Francs	1,150	1,150	From 4.92% to 4.82%	October 2009
Total Valuation adjustments	1,777,945	590,307

TOTAL	123,566,864	83,020,963

Back to Index

Exhibit VII

List of Subordinated Debt outstanding as of December 31, 2005 and 2004 (includes preferred securities).

	Euro thousand

Issuer	2005	2004	Currency	Outstanding Amount in Currency (Million)	Annual Interest Rate	Maturity Date

Banco Santander Central Hispano, S.A.:
May 1991	298,890	298,895	Euro		Floating (1)	May 2011
April 1995	—	51,122	Euro		Floating	April 2005
June 1995	60,101	60,101	Euro		12.70%	December 2010
December 1995	75,286	80,235	Euro		10.75%	December 2010
March 1997	60,101	60,101	Euro		7.38%	December 2012
June 1997	60,101	60,101	Euro		7.65%	December 2015

Santander Central Hispano Issuances, Ltd. :
April 1990 (2)	—	146,832	U.S. dollars	200	Floating	Perpetual
July 1990 (2)	—	293,664	U.S. dollars	400	Floating	Perpetual
October 1990 (2)	—	67,543	U.S. dollars	92	Floating	Perpetual
April 1994	28,121	28,121	Euro		Floating	April 2009
April 1995	—	220,248	U.S. dollars	300	7.88%	April 2005
May 1995	—	110,124	U.S. dollars	150	7.75%	May 2005
June 1995	—	73,416	U.S. dollars	100	7.50%	June 2005
July 1995	—	146,832	U.S. dollars	200	6.80%	July 2005
August 1995	—	110,124	U.S. dollars	150	Floating	August 2005
November 1995	169,535	146,832	U.S. dollars	200	7.25%	November 2015
February 1996	169,535	146,832	U.S. dollars	200	6.50%	February 2006
February 1996	254,302	220,248	U.S. dollars	300	6.38%	February 2011
April 1996	211,918	183,540	U.S. dollars	250	7.00%	April 2006
May 1996	169,535	146,832	U.S. dollars	200	7.25%	May 2006
July 1996	190,726	165,186	U.S. dollars	225	7.70%	July 2006
October 1996	127,151	110,124	U.S. dollars	150	Floating	October 2006
February 1997	127,151	110,124	U.S. dollars	150	Floating	February 2007
June 1998	153,388	153,390	Euro		5.25%	June 2008
July 1999	500,000	500,000	Euro		5.13%	July 2009
November 1999	529,796	458,850	U.S. dollars	625	7.63%	November 2009
March 2000	500,000	500,000	Euro		6.38%	July 2010
June 2000	76,421	67,380	Singapore dollars	150	5.15%	June 2010
September 2000	847,673	734,160	U.S. dollars	1,000	7.63%	September 2010
November 2000	291,836	283,663	Pounds sterling	200	6.8%	November 2010
March 2001	500,000	500,000	Euro		6.00%	March 2011
March 2001	500,000	500,000	Euro		Floating	March 2011
September 2001	500,000	500,000	Euro		From fixed to floating (3)	September 2011
April 2002	350,000	350,000	Euro		Floating	April 2012
April 2002	650,000	650,000	Euro		From fixed to floating (4)	April 2012
May 2002	42,384	36,708	U.S. dollars	50	Floating	May 2012
May 2002	42,384	36,708	U.S. dollars	50	Floating	May 2012

CC – Bank–AG:
Sundry issues	86,989	115,548	Euro		From 5.84% to 8.82%	From August 2006 to August 2010
Banco Santander Chile:
October 1996	51,706	42,153	Chilean pesos	31,271	Floating	October 2016
November 1998	—	147,380	U.S. dollars	200	6.50%	November 2005
January 1992	5,379	6,674	Chilean pesos	3,253	7.50%	January 2007
December 1995	31,073	25,585	Chilean pesos	18,792	7.00%	December 2015
March 1996	23,761	19,333	Chilean pesos	14,370	6.90%	March 2016
March 1996	29,466	23,608	Chilean pesos	17,820	6.90%	March 2011
July 1997	66,353	57,293	U.S. dollars	78	7.00%	July 2007
January 2003	189,217	163,777	U.S. dollars	222	8.29%	July 2012
December 2004	255,076	221,070	U.S. dollars	300	5.67%	December 2014

Totta Credito Especializado, IFIC, S.A (formerly McLeasing Sdad. Loc.Fin).:
June 1997	4,988	4,988	Euro		Floating	June 2007

Banespa:
September 2005	419,603	—	U.S. dollars	500	8.70%	Perpetual

Subtotal carried forward	8,649,946	9,135,445

Back to Index

	Thousand of Euro		Currency	Outstanding Amount in Currency (Million)	Annual Interest Rate	Maturity Date

Issuer	2005	2004

Subtotal brought forward	8,649,946	9,135,445

Banco Santander Totta, S.A.
February 2001	19,924	27,627	Euro		Floating	Perpetual
May 1995	—	41,151	Euro		Floating	May 2005
July 1996	74,820	74,820	Euro		Floating	July 2006
September 1987 (5)	—	3,596	Euro		Floating	September 2007
April 2001	16,337	16,312	Euro		5.00%	April 2009
December 2000	13,868	13,797	Euro		Floating	Perpetual
November 1987	28,881	28,290	Euro		Floating	Perpetual
December 1987	13,321	12,721	Euro		Floating	Perpetual
December 1998 (6)	—	12,791	Euro		Floating	December 2008
December 1999 (7)	—	22,122	Euro		Floating	November 2009
February 2001	9,961	1,243	Euro		Floating	Perpetual
April 2001	19,402	19,402	Euro		5.00%	April 2009
May 2001	9,484	9,498	Euro		Floating	May 2006
December 2002	15,025	15,050	Euro		Floating	December 2008
December 2005	300,000	—	Euro		Floating	March 2006

Banesto Group:
October 1990 (8)	—	132,883	U.S. dollars	181	Floating	Perpetual
March 1997	127,151	110,125	U.S. dollars	150	7.5%	March 2007
September 2003	500,000	500,000	Euro		Floating	September 2013
March 2004	500,000	500,000	Euro		From fixed to floating (9)	March 2016

Santander Central Hispano Financial Services Ltd.:
February 1990 (10)	—	146,832	U.S. dollars	200	Floating	Perpetual
June 2001	291,836	283,665	Sterling Pounds	200	From fixed to floating (11)	Perpetual

Santander Issuances, S.A.
September 2004	500,000	500,000	Euro		From fixed to floating (12)	September 2019
September 2004	500,000	500,000	Euro		Floating (13)	September 2014

Banco Santander Serfin
November 2004	21,199	18,311	U.S. dollars	25	Floating (15)	November 2014
February 2005	10,500	—	U.S. dollars	12.50	Floating	November 2014
March 2005	31,568	—	U.S. dollars	37.51	Floating	November 2014

Santander Perpetual, S.A. Unipersonal
December 2004	750,000	750,000	Euro		From fixed to floating (14)	Perpetual

Abbey Group
December 1991	218,882	211,483	Sterling Pounds	150	11.5%	January 2017
June 1992	145,921	142,193	Sterling Pounds	100	10.75%	December 2006
February 1993	218,882	211,949	Sterling Pounds	150	10,125%	January 2023
September 1994	108,142	107,494	Japanese yen	15,000	5.56%	Perpetual
February 1995	36,047	35,831	Japanese yen	5,000	5.5%	Perpetual
October 1995	—	550,566	U.S. dollars	750	6.69%	October 2005
October 1995	291,843	283,451	Sterling Pounds	200	10.0625% (16)	Perpetual
October 1996	423,882	366,586	U.S. dollars	500	7.35%	Perpetual
December 1996	36,047	35,831	Japanese yen	5,000	From fixed to floating (17)	Perpetual
June 1998	423,882	365,877	U.S. dollars	500	6.7%	Perpetual
December 1998	512,328	509,986	Euro		5%	January 2009
February 1999	501,014	498,982	Euro		4.625%	February 2011
April 1999 (18)	—	99,440	Euro		5.75%	Perpetual
October 1999	218,882	210,854	Sterling Pounds	150	6.5%	October 2030
October 1999	847,765	726,808	U.S. dollars	1,000	7.95%	October 2029
September 2000	474,245	456,202	Sterling Pounds	325	7.5%	Perpetual
September 2000	620,166	603,402	Sterling Pounds	425	7.5%	Perpetual
September 2000	255,363	245,565	Sterling Pounds	175	7.125%	Perpetual
September 2000	401,284	395,254	Sterling Pounds	275	7.125%	Perpetual
September 2000	400,811	397,961	Euro		From fixed to floating (19)	Perpetual
August 2001	339,106	290,205	U.S. dollars	400	7.25%	Perpetual
May 2002	42,388	36,578	U.S. dollars	50	Floating	May 2012
May 2002	42,388	36,576	U.S. dollars	50	Floating	May 2012
June 2002	501,014	499,373	Euro		Floating	June 2012
April 2005	501,014	—	U.S. dollars	500	Floating (21)	April 2015
April 2005	291,843	—	Sterling Pounds	200	From fixed to floating (22)	April 2015
July 2001 (20)	291,843	283,667	Sterling Pounds	200	7.25%	Perpetual
May 1997 (20)	182,397	177,292	Sterling Pounds	125	8.75%	Perpetual

Total Valuation adjustments	1,260,086	1,523,069

Subtotal carried forward	21,990,688	22,178,156

Back to Index

	Thousand of Euro		Currency	Outstanding Amount in Currency (Million)	Annual Interest Rate	Maturity Date

Issuer	2005	2004

Subtotal brought forward	21,990,688	22,178,156

Preferred securities
Banesto Group
Banesto Preferentes S.A. December 2003	131,144	131,144	Euro	—	Floating	Perpetual
Banesto S.A. November 2004	200,000	200,000	Euro	—	5.5%	Perpetual
Banesto S.A. October 2004	125,000	125,000	Euro	—	From fixed to floating (23)	Perpetual

Santander Finance Capital S.A.U.
October 2003	450,000	450,000	Euro	—	Floating	Perpetual
February 2004	400,000	400,000	Euro	—	Floating	Perpetual
July 2004	750,000	750,000	Euro	—	Floating	Perpetual
September 2004	680,000	680,000	Euro	—	Floating	Perpetual
April 2005	952,744	—	Euro	—	From fixed to floating (24)	Perpetual

Santander Finance Preferred S.A.U.
March 2004	161,058	139,491	U.S. dollar	190	6.41%	Perpetual
September 2004	300,000	300,000	Euro	—	Floating	Perpetual
October 2004	200,000	200,000	Euro	—	5.75%	Perpetual

Abbey Group
February 2000	847,673	734,160	U.S. dollar	1,000	8.96%	Perpetual
August 2002	423,837	367,080	U.S. dollar	500	7.38%	Perpetual
February 2001	437,764	425,502	Sterling Pounds	300	7.04%	Perpetual
August 2002	255,363	248,209	Sterling Pounds	175	6.98%	Perpetual

Total valuation adjustments	458,185	141,430	—	—	—	—

Subtotal preferred securities	6,772,768	5,292,016

Total subordinated debt	28,763,456	27,470,172

These are subordinated issues and, therefore, for debt seniority purposes they are junior to all general creditors of the issuers. The issues of Santander Central Hispano Financial Services, Ltd., Santander Issuances, S.A., Santander Perpetual S.A. Unipersonal, Santander Finance Capital S.A.U. and Santander Finance Preferred S.A.U. are guaranteed by the Bank on a subordinated basis or are secured by restricted deposits at the Bank.

(1) Interest on the May 1991 issue of the Bank is revised annually, being tied to MIBOR less two percentage points, with a maximum of 14% per annum and a minimum of 10%. These securities are redeemable at par in 2011, but the holders can redeem them early at 6, 12 and 18 years from the issue date.

(2) The 1990 issues of SCH Issuances, Ltd. have been redeemed during March and April 2005 at the Bank’s option, after obtaining authorization from the Bank of Spain.

(3) This issuance has a fixed interest rate for the first 5 years of 5.250% and from September 2006 it is Euribor 3M plus 1.22%.

(4) This issuance has a fixed interest rate for the first 5 years of 5.750% and from April 2007 it is Euribor 3M plus 1.24%.

(5) This issuance has been cancelled in June 2005.

(6) This issuance has been cancelled in October 2005.

(7) This issuance has been cancelled in June 2005.

(8) The perpetual issuance of Banesto Group has been redeemed in February 2005.

(9) This issue has a fixed interest rate of 4% for the first seven years, and from March 2011, the interest rate is Euribor 3M plus 0.95%.

(10) The February 1990 issue of SCH Financial Services, Ltd. has been redeemed in February 2005 at the Bank’s option, after obtaining authorization from the Bank of Spain.

(11) This issuance has a fixed interest rate of 7.25% until December 2011, and from this date the interest is Libor 3M plus 285 b.p.

(12) This issue has a fixed rate of 4.5% until September 2014, and from this date, the interest is Euribor 3M plus 0.86%.

(13) This issue has a floating rate of Euribor 3M plus 0.25% for the first five years, and from this date, the interest is Euribor 3M plus 0.75%.

Back to Index

(14) This issue has a fixed rate of 4.375% for the first ten years, and from December 2014, the interest is Euribor 3M plus 1.6%.

(15) This issue has a floating rate of Libor 6M plus 1.1% for the first five years, and from this date, the interest is Libor 6M plus 2.2%.

(16)  This issue can be exchangeable, at the option of Abbey, for fully paid 10¾ per cent non-cumulative sterling preference shares of 1 sterling pound nominal value each of Abbey National, at the rate of one new sterling preference share for every 1 sterling pound principal amount of the issue.

(17) This issue has a fixed rate of 4% until December 2016, and from this date, it is Libor 3M plus 1.5%.

(18) This issuance has been cancelled in April 2005.

(19) This issue has a fixed rate of 7.125% until September 2010, and from this date, the interest is Euribor 3M plus 2.3%.

(20) These issuances have been included as a consequence of the application of IFRS, since they have been issued by Abbey’s Group insurance companies.

(21) The rate of this issue is Libor 3M plus 0.25% until April 2010 (call date). From that date, it is Libor 3M plus 0.75%.

(22) This issue has a fixed rate of 5.25% until the call date (April 2010). Then it is Euribor 3M plus 0.75%.

(23) This issuance had a fixed rate of 6% until October 2005. Now it is Euribor CMS 10 plus 0.125%.

(24) This issue has a fixed rate of 3% until April 2006. From this date, the rate is Euribor 3M plus 0.10%.

Back to Index

Exhibit VIII

	Year end December 31,

	2005		2004

Spanish GAAP:	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits

FIXED CHARGES:
Fixed charges	22,147,525	8,498,873	9,624,930	4,194,103
EARNINGS:
Income from continuing operations before taxes, minority interest and extraordinary items	7,624,803	7,624,803	4,190,939	4,190,939
Distributed earnings from companies carried by the equity method	(619,166)	(619,166)	(449,011)	(449,011)
Fixed charges	22,147,525	8,498,873	9,624,930	4,194,103

Total earnings for ratio calculation	29,153,162	15,504,510	13,366,858	7,936,031
Ratio of earnings to fixed charges	1.32	1.82	1.39	1.89

	Year end December 31,

	2005		2004		2003		2002		2001

U.S. GAAP:	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits

FIXED CHARGES:
Fixed charges	22,053,414	8,404,762	9,514,554	3,962,511	9,136,028	3,505,885	13,228,644	4,766,787	17,694,470	7,032,065
Preferred dividends	94,111	94,111	206.355	206,355	311,317	311,317	400,665	400,665	500,258	500,258

Total fixed charges + preferred dividends	22,147,525	8,498,873	9,720,909	4,168,866	9,447,345	3,817,202	13,629,309	5,167,452	18,194,728	7,532,323
EARNINGS:
Income from continuing operations before taxes, minority interest and extraordinary items	7,833,575	7,833,325	3,940,866	3,940,866	3,140,200	3,140,200	3,106,740	3,106,740	3,096,733	3,096,733
Distributed earnings from associated companies	(619,166)	(619,166)	(540,386)	(540,386)	(380,922)	(380,922)	(189,020)	(189,020)	(1,240,158)	(1,240,158)
Fixed charges	22,053,414	8,404,762	9,514,554	3,962,511	9,136,028	3,505,885	13,228,644	4,766,787	17,694,470	7,032,065

Total earnings for ratio calculation	29,267,573	15,618,921	12,915,034	7,362,991	11,895,306	4,422,493	16,146,364	7,684,507	19,551,044	8,888,639
Ratio of earnings to fixed charges	1.33	1.86	1.36	1.86	1.30	1.79	1.22	1.61	1.10	1.26
Ratio of earnings to combined fixed charges and preferred stock dividends	1.32	1.84	1.33	1.77	1.26	1.64	1.18	1.49	1.07	1.18

EXHIBIT INDEX
Exhibit Number	Description

1.1	By-laws (Estatutos) of Banco Santander Central Hispano, S.A., as amended (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005).

1.2	By-laws (Estatutos) of Banco Santander Central Hispano, S.A., as amended (English translation) (incorporated by reference to Exhibit 1.2 to our Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005).

4.1	Investment Agreement, dated as of October 24, 2005, between Banco Santander Central Hispano, S.A. and Sovereign Bancorp, Inc.

4.2	Amendment to Investment Agreement, dated as of November 22, 2005, between Banco Santander Central Hispano, S.A. and Sovereign Bancorp, Inc.

4.3	Second Amendment to Investment Agreement, dated as of May 31, 2006, between Banco Santander Central Hispano, S.A. and Sovereign Bancorp, Inc.

8.1	List of Subsidiaries (incorporated by reference as Exhibits I, II and III of our Financial Pages filed with this Form 20-F).

12.1	Section 302 Certification by the Chief Executive Officer

12.2	Section 302 Certification by the Chief Financial Officer

13.1	Section 906 Certification

15.1	Consent of Deloitte, S.L.

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Banco Santander Central Hispano, S.A.