Form 20-F
period 2006-12-31
BANCO SANTANDER CENTRAL HISPANO SA
filed 2007-07-02
CIK 891478

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from to
Commission file number 001-12518
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
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
(Title of Class)
The number of outstanding shares of each class of Stock of Banco Santander Central Hispano, S.A. at December 31, 2006 was:
Shares par value Euro 0.50 each: 6,254,296,579
The number of outstanding shares of each class of stock of Santander Finance Preferred, S.A. Unipersonal benefiting from a guarantee of Banco Santander Central Hispano, S.A. at December 31, 2006 was:

Non-cumulative Preferred Securities, Series 1 7,600,000
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐       No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐       No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑       No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑       Accelerated filer ☐       Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐       Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐       No ☑

BANCO SANTANDER CENTRAL HISPANO, S.A.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Accounting Principles
Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, the Group is required to prepare its consolidated financial statements for the year ended December 31, 2006 in conformity with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
Except where noted otherwise, the financial information contained in this report has been prepared according to the International Financial Reporting Standards as adopted by the European Union required to be applied under Bank of Spain’s Circular 4/2004. Our financial statements for the fiscal year ending December 31, 2005 were the first to be prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and the financial statements for the fiscal year ending December 31, 2004 were restated using the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 standards. Financial information for fiscal years ending on or prior to December 31, 2003, was prepared according to Bank of Spain Circular 4/91 (“previous Spanish GAAP”) and is not comparable with that prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. Note 57 to our consolidated financial statements contains a description of the significant differences between these accounting standards, and Note 58 contains a description of significant differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and Generally Accepted Accounting Principles in the United States (“U.S. GAAP”).
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
The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 data for 2004 differ from those contained in the statutory consolidated financial statements for that year, as approved at the Annual General Meeting on June 18, 2005, which were prepared in accordance with previous Spanish GAAP.
Additionally, the consolidated income statement data for the years ended December 31, 2004 and 2005 differ from the consolidated income statement data for such periods included in our Annual Report on Form 20-F for the year ended December 31, 2005 due to the reclassification of amounts relating to operations that were discontinued in 2006, such as the life insurance business of Abbey and our holding in Inmobiliaria Urbis, S.L. (See “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations”). Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, revenues and expenses of discontinued businesses must be reclassified from each income statement line item to the “Profit from discontinued operations” line item. This presentation requirement came into effect in fiscal year 2006. Prior year financial statements are required to be reclassified for comparison purposes to present the same business as discontinued operations. This change in presentation does not affect “Profit attributed to the Group” (see Note 37 to our consolidated financial statements).
Our auditors, Deloitte, S.L., have audited our consolidated financial statements in respect of the three years ended December 31, 2006, 2005 and 2004 in accordance with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. See page F-1 to our consolidated financial statements for the 2006, 2005 and 2004 report prepared by our independent registered public accounting firm.
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
General Information
Our consolidated financial statements are in Euros, which are denoted “euro”, “euros”, EUR or “€” throughout this annual report. Also, throughout this annual report, when we refer to:
“dollars”, US$ or “$”, we mean United States dollars;
“pounds” or “£”, we mean United Kingdom pounds; and
“one billion”, we mean 1,000 million.
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
When we refer to the allowances for credit losses, we mean the specific allowances for credit losses, and unless otherwise noted, the general allowance for credit losses including any allowances for country-risk. See “Item 4. Information on the Company—B. Business Overview—Financial Management and Equity Stakes—Classified Assets—Bank of Spain Allowances for Credit Losses and Country-Risk Requirements”.
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
Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “DCaR,” “ACaR,” “RORAC,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions. We include forward-looking statements in the “Operating and Financial Review and Prospects,” “Information on the Company” and “Qualitative and Quantitative Disclosures About Market Risk” sections. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.
You should understand that adverse changes in the following important factors, in addition to those discussed in “Key Information—Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this annual report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:
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

•
acquisitions, including our proposed acquisition of certain assets of ABN AMRO Holding N.V. (see Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispostions, Reorganizations—Recent Events—ABN AMRO Holding N.V. (“ABN AMRO”)), or restructurings;

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
Except where noted otherwise, the financial information contained in this report has been prepared according to the International Financial Reporting Standards as adopted by the European Union (“EU-IFRS”) required to be applied under Bank of Spain’s Circular 4/2004. Our financial statements for the fiscal year ending December 31, 2005 were the first to be prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and the financial statements for the fiscal year ending December 31, 2004 were restated using the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. Financial information for fiscal years ending on or prior to December 31, 2003 was prepared according to Bank of Spain Circular 4/91 (“previous Spanish GAAP”) and is not comparable with that prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. Note 57 to our consolidated financial statements contains a description of the significant differences between these accounting standards, and Note 58 contains a description of significant differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP. In addition, our financial information is presented according to the classification format for banks used in Spain.
In the F-pages of this Form 20-F, audited financial statements for the years 2006, 2005 and 2004 are presented. Audited financial statements for the years 2003 and 2002 are not included in this document, but they can be found in our previous annual reports on Form 20-F.
In November 2004, we acquired 100% of the capital of Abbey. Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, our acquisition of Abbey was reflected on our financial statements as if the acquisition had occurred on December 31, 2004. Accordingly, Abbey’s assets and liabilities were consolidated into our balance sheet as of December 31, 2004, but Abbey’s results of operations had no impact on our income statement for the year ended December 31, 2004. Therefore, the income statement for the year ended December 31, 2005 is the first to reflect the acquisition of Abbey.

The consolidated income statement data for the years ended December 31, 2004 and 2005 differ from the consolidated income statement data for such periods included in our Annual Report on Form 20-F for the year ended December 31, 2005 due to the reclassification of amounts relating to operations that were discontinued in 2006, such as the sale of the life insurance business of Abbey and the sale of our holding in Inmobiliaria Urbis, S.L. (See “Item 4. Information on the Company—A. History and development of the company—Principle Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations”). Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, revenues and expenses of discontinued businesses must be reclassified from each income statement line item to the “Profit from discontinued operations” line item. This presentation requirement came into effect in fiscal year 2006. Prior year financial statements are required to be reclassified for comparison purposes to present the same business as discontinued operations. This change in presentation does not affect “Profit attributed to the Group” (see Note 37 to our consolidated financial statements).

Consolidated Income Statement Data	Year Ended December 31,
	2004	2005	2006
	(in thousands of euros, except percentages and per share data)

Interest and similar income	17,444,350	33,098,866	36,840,896
Interest expense and similar charges	(10,271,884)	(22,764,963)	(24,757,133)
Income from equity instruments	389,038	335,576	404,038

Net interest income	7,561,504	10,669,479	12,487,801
Share of results from entities accounted for by the equity method	449,036	619,157	426,921
Net fees and commissions (1)	4,727,232	6,256,312	7,223,264
Insurance activity income	161,374	226,677	297,851
Gains on financial transactions (2)	1,099,795	1,561,510	2,179,537

Gross income	13,998,941	19,333,135	22,615,374
Net income from non-financial activities (3)	118,308	156,178	118,913
Other operating expenses (4)	(61,974)	(89,540)	(119,352)
General administrative expenses	(6,790,485)	(9,473,116)	(10,095,417)
Personnel	(4,296,171)	(5,675,740)	(6,045,447)
Other general and administrative expenses	(2,494,314)	(3,797,376)	(4,049,970)
Depreciation and amortization	(834,112)	(1,017,335)	(1,150,770)

Net operating income	6,430,678	8,909,322	11,368,748
Impairment losses (net)	(1,847,294)	(1,801,964)	(2,550,459)
Net gains on disposal of investments in associates (5)	30,891	1,298,935	271,961
Net results on other disposals, provisions, and other income (6)	(227,002)	(606,618)	59,767

Profit before tax	4,387,273	7,799,675	9,150,017
Income tax	(525,824)	(1,274,738)	(2,293,638)

Profit from continuing operations	3,861,449	6,524,937	6,856,379
Profit from discontinued operations	134,785	224,833	1,389,374

Consolidated profit for the year	3,996,234	6,749,770	8,245,753
Profit attributed to minority interests	390,364	529,666	649,806

Profit attributed to the Group	3,605,870	6,220,104	7,595,947

Per Share Information:
Average number of shares (thousands) (7)	4,950,498	6,240,611	6,248,376
Basic earnings per share (in euros)	0.7284	0.9967	1.2157
Basic earnings per share — continued operations (in euros)	0.7122	0.9735	1.0271
Diluted earnings per share (in euros)	0.7271	0.9930	1.2091
Dividends paid (in euros)	0.33	0.42	0.52
Dividends paid (in US$)	0.39	0.49	0.65

Consolidated Balance Sheet Data:	Year Ended December 31,
	2004	2005	2006
	(in thousands of euros, except percentages and per share data)
Total assets	664,486,300	809,106,914	833,872,715
Loans and advances to credit institutions (8)	58,379,774	59,773,022	60,174,538
Loans and advances to customers (net) (8)	369,350,064	435,828,795	523,345,864
Investment Securities (9)	138,753,764	203,938,360	136,760,433
Investments: Associates	3,747,564	3,031,482	5,006,109

Liabilities
Deposits from central banks and credit institutions (10)	83,750,339	148,622,407	113,035,937
Customer deposits (10)	283,211,616	305,765,280	331,222,601
Debt securities (10)	113,838,603	148,840,346	204,069,390

Capitalization
Guaranteed Subordinated debt excluding preferred securities (11)	9,369,939	8,973,699	11,186,480
Secured Subordinated debt	508,039	–	–
Other Subordinated debt	12,300,179	13,016,989	12,399,771
Preferred securities (11)	5,292,016	6,772,768	6,836,570
Preferred shares (11)	2,124,222	1,308,847	668,328
Minority interest (including net income of the period)	2,085,316	2,848,223	2,220,743
Stockholders’ equity (12)	34,414,942	39,778,476	44,851,559
Total capitalization	66,094,652	72,699,002	78,163,451
Stockholders’ Equity per Share (12)	6.95	6.37	7.18

Other managed funds
Mutual funds	97,837,724	109,480,095	119,838,418
Pension funds	21,678,522	28,619,183	29,450,103
Managed portfolio	8,998,388	14,746,329	17,835,031
Total other managed funds	128,514,634	152,845,607	167,123,552

Consolidated Ratios
Profitability Ratios:
Net Yield (13)	2.21%	1.68%	1.67%
Efficiency ratio (14)	52.76%	52.82%	48.53%
Return on average total assets (ROA)	1.01%	0.91%	1.00%
Return on average stockholders’ equity (ROE)	19.74%	19.86%	21.39%
Capital Ratio:
Average stockholders’ equity to average total assets	4.62%	4.24%	4.36%
Ratio of earnings to fixed charges (15)
Excluding interest on deposits	1.90%	1.82%	1.77%
Including interest on deposits	1.39%	1.31%	1.35%

Credit Quality Data
Allowances for impaired assets (excluding country risk)	6,813,354	7,902,225	8,626,937
Allowances for impaired assets as a percentage of total loans	1.81%	1.78%	1.62%
Impaired assets (16)	4,114,691	4,341,500	4,607,547
Impaired assets as a percentage of total loans	1.09%	0.98%	0.87%
Allowances for impaired assets as a percentage of impaired assets	165.59%	182.02%	187.23%
Net loan charge-offs as a percentage of total loans	0.16%	0.23%	0.34%

(1)	Equals “Fee and commission income” less “Fee and commission expense” as stated in our consolidated financial statements.

(2)	Equals the sum of “Gains/losses on financial assets and liabilities (net)” and “Exchange differences (net)” as stated in our consolidated financial statements.

(3)	Equals the sum of “Sales and income from the provision of non-financial services” and “Cost of sales” as stated in our consolidated financial statements.

(4)	Equals the sum of “Other operating income” and “Other operating expenses” as stated in our consolidated financial statements.

(5)	Equals the sum of “Other gains: Gains on disposal of investments in associates” and “Other losses: Losses on disposal of investments in associates” as stated in our consolidated financial statements.

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

(13)
Net yield is the total of net interest income (including dividends on equity securities) divided by average earning assets. See “Item 4 Information on the Company—B. Business Overview—Financial Management and Equity Stakes—Assets—Earning Assets—Yield Spread”.

(14)
Efficiency ratio equals the sum of “General administrative expenses from financial activities”, “Depreciation and amortization costs” less “Offsetting fees” (see Note 48 to our consolidated financial statements), divided by the sum of “Gross income” and “Net income from non-financial activities” less “General administrative expenses from non-financial activities”.

(15)
For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxation and minority interests plus fixed charges and after deduction of the unremitted pre-tax income of companies accounted for by the equity method. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, and the proportion of rental expense deemed representative of the interest factor. Fixed charges include dividends and interest paid on preferred shares.

(16)
Impaired assets reflect Bank of Spain classifications. Such classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company—B. Business Overview—Financial Management and Equity Stakes—Classified Assets—Bank of Spain Classification Requirements”.

The following table shows net income, stockholders’ equity, total assets and certain ratios on a U.S. GAAP basis.

	Year Ended December 31,
U.S. GAAP	2002	2003	2004	2005	2006
	(in thousands of euros, except ratios and per share data)

Net income (1)	2,286,959	2,264,332	3,940,866	6,318,460	7,414,571
Of which:
Continuing operations	2,286,959	2,264,332	3,860,818	6,173,425	6,395,747
Discontinued operations	—	—	80,048	145,035	1,018,824
Stockholders’ equity (1)(2)	23,114,475	25,093,234	38,671,623	43,784,335	48,703,540
Total assets	321,804,691	350,662,064	604,084,270	845,345,463	841,939,558
Basic earnings per share (3)	0.48	0.47	0.80	1.01	1.19
Basic earnings per share — continued operations	0.48	0.47	0.78	0.99	1.02
Stockholders’ equity per share (2)(3)	4.89	5.26	7.78	7.02	7.79
Ratio of earnings to fixed charges: (4)
Excluding interest on deposits	1.61	1.79	1.92	1.85	1.78
Including interest on deposits	1.22	1.30	1.38	1.32	1.35
Ratio of earnings to combined fixed charges and preferred stock dividends: (5)
Excluding interest on deposits	1.49	1.64	1.92	1.83	1.76
Including interest on deposits	1.18	1.26	1.38	1.32	1.35

(1)
For information concerning reconciliation between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP and a discussion of the significant U.S. GAAP adjustments to net income and stockholders’ equity, see Note 58 to our consolidated financial statements.

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

(5)
For the  purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income from continuing operations before taxation and minority interest, plus fixed charges and after deduction of the unremitted pre-tax income of companies accounted for by the equity method. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, preferred stock dividend requirements (corresponding to minority interest participation and, accordingly, not eliminated in consolidation), and the proportion of rental expense deemed representative of the interest factor. Preferred stock dividends for any year represent the amount of pre-tax earnings required to pay dividends on preferred stock outstanding during such year. Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 all payments from preferred securities are accounted for as interest expenses and consequently this ratio is not necessary. (For details of the different accounting treatment given to preferred securities under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S.GAAP see Notes 58.2, 58.5 and 58.6 to our consolidated financial statements).

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

	Rate During Period
	Period End	Average Rate(1)
Calendar Period	($)	($)
2002	1.0485	0.9495
2003	1.2597	1.411
2004	1.3538	1.2478
2005	1.1842	1.2449
2006	1.3197	1.2661

(1)	The average of the Noon Buying Rates for euros on the last day of each month during the period.

	Rate During Period
Last six months	High $	Low $
2006
December	1.3327	1.3073
2007
January	1.3286	1.2904
February	1.3246	1.2933
March	1.3374	1.3094
April	1.3660	1.3363
May	1.3616	1.3419
June (through June 28, 2007)	1.3526	1.3295
On June 28, 2007, the exchange rate for euros and dollars (expressed in dollars per euro), based on the Noon Buying Rate, was $1.3466.
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
Our loan portfolio is mainly concentrated in Continental Europe (in particular, Spain), the United Kingdom and Latin America. At December 31, 2006, Continental Europe accounted for approximately 52% of our total loan portfolio (Spain accounted for 39% of our total loan portfolio), while the United Kingdom and Latin America accounted for 36% and 12%, respectively. Therefore, adverse changes affecting the economies of Continental Europe (in particular Spain), the United Kingdom or the Latin American countries where we operate would likely have a significant adverse impact on our loan portfolio and, as a result, on our financial condition, cash flows and results of operations. See “Item 4. Information on the Company—B. Business Overview.”
Some of our business is cyclical and our income may decrease when demand for certain products or services is in a down cycle.
The level of income we derive from certain of our products and services depends on the strength of the economies in the regions where we operate and certain market trends prevailing in those areas. Therefore, negative cycles may adversely affect our income in the future.

Since our principal source of funds is short term deposits, a sudden shortage of these funds could increase our cost of funding.
Historically, our principal source of funds has been customer deposits (demand, time and notice deposits). At December 31, 2006, 17.6% of these customer deposits are time deposits in amounts greater than $100,000. Time deposits have represented 46.9%, 43.5% and 44.2% of total customer deposits at the end of 2004, 2005 and 2006, respectively. Large-denomination time deposits may be a less stable source of deposits than other type of deposits. In addition, since we rely heavily on short-term deposits for our funding, there can be no assurance that we will be able to maintain our levels of funding without incurring higher funding costs or liquidating certain assets.
Risks concerning borrower credit quality and general economic conditions are inherent in our business.
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses. Adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in Spanish, United Kingdom, Latin American or global economic conditions, or arising from systemic risks in the financial systems, could reduce the recoverability and value of our assets and require an increase in our level of provisions for credit losses. Deterioration in the economies in which we operate could reduce the profit margins for our banking and financial services businesses.
Increased exposure to real estate makes us more vulnerable to developments in this market.
The decrease in interest rates globally has caused an increase in the demand of mortgage loans in the last few years. This has had repercussions in housing prices, which have also risen significantly. As real estate mortgages are one of our main assets, comprising 51% of our loan portfolio at December 31, 2006, we are currently highly exposed to developments in real estate markets. Further interest rate increases could have a significant negative impact on these payment delinquency rates. An increase in such delinquency rates could have an adverse effect on our business, financial condition and results of operations.
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
Even in the absence of a market downturn, below-market performance by the Group’s mutual funds may result in increased withdrawals and reduced inflows, which would reduce the revenue the Group receives from its asset management business.
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

Our recent and future acquisitions may not be successful and may be disruptive to our business.
We have historically acquired controlling interests in various companies, and have engaged in other strategic partnerships. Additionally, we may consider other strategic acquisitions and partnerships from time to time. There can be no assurances that we will be successful in our plans regarding the operation of future acquisitions and strategic partnerships.
We can give you no assurance that our acquisition and partnership activities will perform in accordance with our expectations. We base our assessment of potential acquisitions and partnerships on limited and potentially inexact information and on assumptions with respect to operations, profitability and other matters that may prove to be incorrect. We can give no assurance that our expectations with regards to integration and synergies will materialize.
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
Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the price of our securities on the stock exchanges in which our shares and ADRs are traded. These fluctuations will also affect the conversion to U.S. dollars of cash dividends paid in euros on our ADSs.
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
Our businesses depend on the ability to process a large number of transactions efficiently and accurately. Losses can result from inadequate personnel, inadequate or failed internal control processes and systems, or from external events that interrupt normal business operations. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented. We have suffered losses from operational risk in the past and there can be no assurance that we will not suffer material losses from operational risk in the future.
Different disclosure and accounting principles between Spain and the U.S. may provide you with different or less information about us than you expect.
There may be less publicly available information about us than is regularly published about companies in the United States. While we are subject to the periodic reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), the disclosure required from foreign private issuers under the Exchange Act is more limited than the disclosure required from U.S. issuers. Additionally, we present our financial statements under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 which differs from U.S. GAAP. See Note 58 to our consolidated financial statements.
We are exposed to risk of loss from legal and regulatory proceedings.
The Group and its subsidiaries are the subject of a number of legal proceedings and regulatory actions. An adverse result in one or more of these proceedings could have a material adverse effect on our operating results for any particular period. For information relating to the legal proceedings involving our businesses, see “Item 8. Financial Information – A. Consolidated statements and other financial information – Legal proceedings”.
Credit, market and liquidity risks, may have an adverse effect on our credit ratings and our cost of funds.
Any downgrade in our ratings could increase our borrowing costs, limit our access to capital markets and adversely affect the ability of our business to sell or market their products, engage in business transactions – particularly longer-term and derivatives transactions- and retain our customers. This, in turn, could reduce our liquidity and have an adverse effect on our operating results and financial condition.
Our Latin American subsidiaries’ growth, asset quality and profitability may be adversely affected by volatile macroeconomic conditions.
The economies of the 8 Latin American countries where we operate have experienced significant volatility in recent decades, characterized, in some cases, by slow or regressive growth, declining investment and hyperinflation. This volatility has resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. Latin American banking activities (including Retail Banking, Global Wholesale Banking, Asset Management and Private Banking) accounted for €2,287 million of our profit attributed to the Group for the year ended December 31, 2006 (an increase of 29% from €1,779 million for the year ended December 31, 2005). Negative and fluctuating economic conditions, such as a changing interest rate environment, impact our profitability by causing lending margins to decrease and leading to decreased demand for higher margin products and services.
No assurance can be given that our Latin American subsidiaries’ growth, asset quality and profitability will not be affected by volatile macroeconomic conditions in the Latin American countries in which we operate.

Our Venezuelan subsidiary is exposed to the risk of potential nationalization.
Several recent political developments in Venezuela present an increased risk that the Venezuelan government could nationalize or otherwise seek to intervene in the operations of our Venezuelan subsidiary, which could negatively affect our operations in Venezuela.
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
The General Shareholders’ Meeting held on June 23, 2007 approved the proposal to amend the first paragraph of Article 1 of our By-laws in order to change the current name of the Bank to Banco Santander, S.A.
The amendments to our By-laws approved by the June 23, 2007 General Shareholders’ Meeting are still pending registration in the office of the Mercantile Registry of Santander.
We are incorporated under, and governed by the laws of the Kingdom of Spain. We conduct business under the commercial name “Grupo Santander”. Our corporate offices are located in Ciudad Grupo Santander, Avda. de Cantabria s/n, 28660 Boadilla del Monte (Madrid), Spain. Telephone: (011) 34-91-259-6520.
Principal Capital Expenditures and Divestitures
Acquisitions, Dispositions, Reorganizations
The principal holdings acquired by us in 2004, 2005 and 2006 and other significant corporate transactions were as follows:
Drive Consumer USA Inc. (formerly, Drive Financial Services LP) (“Drive”). On September 25, 2006, we reached an agreement to acquire 90% of Drive in the U.S.A. for $637 million in cash, representing a multiple of 6.8 times the estimated earnings for 2006. The operation was closed during 2006 and generated goodwill of $544 million.

Under the agreement, the total purchase price paid by Santander could increase by a maximum of $175 million, if Drive meets certain earning targets in 2007 and 2008.
Drive is one of the leading auto financing companies in the “subprime” customer segment in the United States. Based in Dallas, Texas, it is present in 35 states, with approximately 50% of its activity concentrated in Texas, California, Florida and Georgia. Drive has around 600 employees and its products are distributed through more than 10,000 auto dealer partnerships.
Until our acquisition, 64.5% of Drive was owned by HBOS plc and 35.5% by its management team. Following the acquisition by Santander, the previous Chairman and COO of Drive was designated as Chief Executive Officer, maintaining ownership of 10% of Drive, a percentage on which the parties have signed a series of options which could enable Grupo Santander to buy this 10% between 2009 and 2013 at prices linked to the Drive’s earnings performance.
Abbey Life Insurance Business. On September 1, 2006, Abbey sold its entire life insurance business to Resolution plc (“Resolution”) for a fixed cash consideration of €5.3 billion (£3.6 billion). This represents 97% of the embedded value of the businesses sold as reported by Abbey as of December 31, 2005, and did not generate capital gains for Grupo Santander.
The life insurance businesses sold were Scottish Mutual Assurance plc, Scottish Provident Limited and Abbey National Life plc, as well as the two offshore life insurance companies, Scottish Mutual International plc and Scottish Provident International Life Assurance Limited. Abbey retained its entire branch based investment and asset management business and James Hay, its self-invested personal pension company, and its wrap business.
Separately, in order to provide continuity of product supply and service to its customers, Abbey entered into two distribution agreements with Resolution under which (i) Abbey would distribute through its retail network Abbey-branded life and pensions products created by Resolution; and (ii) Abbey would continue to be the exclusive distributor of Scottish Provident protection products to intermediaries.
In addition, Abbey secured exclusive access to provide retail banking products to Resolution’s five million policyholders.
Approximately 2,000 Abbey employees were transferred to Resolution as part of the transaction. Resolution continues to operate the life operations from the Abbey premises in Glasgow and also maintains the operations in Dublin, the Isle of Man and Hong Kong.
Sovereign Bancorp, Inc. (“Sovereign”). On May 31, 2006, Santander acquired shares of common stock of Sovereign equal to 19.8% of Sovereign’s outstanding shares after giving effect to such purchase. The purchase price was $27 per share, for an aggregate purchase price of $2.4 billion and generated goodwill of $760 million. The proceeds of the sale were used by Sovereign to finance a portion of the $3.6 billion cash purchase price that Sovereign paid to acquire Independence Community Bank Corp. (‘‘Independence’’). Sovereign and Independence together constitute the 18th largest bank in the United States as measured by assets and deposits with a significant presence in the Northeastern United States.
Sovereign’s board of directors elected three Santander designees to its Board of Directors.
Under the Investment Agreement dated October 24, 2005 between Santander and Sovereign, as amended (the ‘‘Investment Agreement’’), Santander had the right to increase its stake to 24.99% of Sovereign’s outstanding shares at market prices but, unless otherwise approved by Sovereign’s shareholders, any such shares purchased had to be placed in a voting trust and voted in proportion to the votes of Sovereign’s shareholders other than Santander and its affiliates. On May 3, 2007, Sovereign’s shareholders approved an amendment to Sovereign’s articles of incorporation that, among other effects, authorizes Santander to vote the shares currently held in the voting trust and any additional Sovereign shares that Santander might acquire in the future. As of May 16, 2007, the voting trust held 23,593,724 Sovereign shares, representing 4.9% of the Sovereign voting shares. Santander and Sovereign took all the necessary steps to terminate the voting trust and transfer the shares held by the trust to Santander and since June 6, 2007, Santander has the right to vote 24.7% of the Sovereign shares. Except with the consent of Sovereign’s board of directors or pursuant to the procedures described below, Santander may not increase its ownership stake in Sovereign to more than 24.99% until the end of the standstill period under the Investment Agreement.

Beginning on June 1, 2008 and until May 31, 2011, Santander will have the option to make an offer to acquire 100% of Sovereign, subject to certain conditions and limitations agreed between the parties. If such an offer is made by Santander and the offer is either the highest or equal to the highest offer resulting from an auction of Sovereign or at least equal to a full and fair price for Sovereign as determined pursuant to a competitive valuation procedure agreed by the parties, the Sovereign board must accept the offer, provided that, during the period from June 1, 2008 through May 31, 2009, any offer made by Santander must be at a price of greater than $38 per share (adjusted from the amount of greater than $40 per share as set forth in the Investment Agreement as a result of a dilution adjustment resulting from a stock dividend paid by Sovereign). Even if the Sovereign board accepts the offer, Santander will not be permitted to complete an acquisition of Sovereign unless a majority of the non-Santander shareholders who vote at the relevant Sovereign shareholder meeting approve the acquisition. In addition, until May 31, 2011, Santander will have a right of first negotiation and a matching right with respect to third party offers to acquire Sovereign. Finally, with certain exceptions, Santander has agreed that, until May 31, 2011, it will not sell or otherwise dispose of its Sovereign shares.
Santander has several options with respect to its investment in Sovereign. Santander can hold its investment in Sovereign indefinitely, after May 31, 2008 seek to acquire 100% of Sovereign or, subject to the terms of the Investment Agreement, sell or otherwise dispose of its investment.
As of December 31, 2006, we had acquired a 24.8% of Sovereign at a cost of $3,029 million. Subject to market conditions and other relevant factors, we expect to increase our ownership stake to 24.99% through open market purchases.
San Paolo – IMI. On December 29, 2006, Grupo Santander announced that it had sold shares representing 4.8% of the share capital of San Paolo-IMI, for a total consideration of €1,585 million. This transaction generated for Santander a capital gain of €705 million. After the transaction, and as of December 31, 2006, Santander held a 3.6% stake in San Paolo – IMI.
Banco Santander Chile. On November 27, 2006 Grupo Santander announced its intention to offer up to 7.23% of Banco Santander Chile’s common stock through a public offering registered with the Securities and Exchange Commission in the United States of America.
Banco Santander Chile is Chile’s largest bank, in terms of total loans and total deposits, and is a key element in Grupo Santander’s strategy in Latin America. Grupo Santander’s current policy is to maintain ownership of at least 75% of Banco Santander Chile’s common stock as part of its long term investment strategy in Latin America.
The public offering was completed in December 2006 and generated gross capital gains for the Group of €270 million.
Fumagalli Soldan. On November 8, 2006, Santander reached an agreement with KBL Group to acquire via its specialized subsidiary, Banif, the Italian private bank, KBL Fumagalli Soldan, a subsidiary of the KBL Group. The deal is valued at €44 million. Fumagalli Soldan has offices in Rome and Milan and has assets under management of €400 million. Santander plans to develop its new acquisition on the Banif model and offer its Italian customers a wider range of banking products and services. Santander already has a consumer credit activity in Italy via Santander Consumer.
Antena 3 de Televisión, S.A. (“Antena 3TV”). On October 25, 2006 Antena 3TV announced a transaction by which it would repurchase a 10% interest in itself held directly or indirectly by Grupo Santander. The transaction, approved at a shareholders general meeting held in November 2006 by Antena 3TV, resulted in the acquisition by Antena 3TV of shares representing 5% of its share capital and its capital reduction through amortization of another 5%, in both cases at a price of €18 per share.
The acquisition was completed before the year end and generated a capital gain of approximately €294 million for Santander.
Merger of Banco Santander Central Hispano, S.A. and Riyal, S.L.(“Riyal”), Lodares Inversiones, S.L. Sociedad Unipersonal (“Lodares”), Somaen-Dos, S.L. Sociedad Unipersonal (“Somaen”), Gessinest Consulting, S.A. Sociedad Unipersonal (“Gessinest”) and Carvasa Inversiones, S.L. Sociedad Unipersonal (“Carvasa”). On October 23, 2006, the Bank held an Extraordinary General Shareholders’ Meeting that approved the merger by absorption of Riyal, Lodares, Somaen, Gessinest and Carvasa, into Banco Santander. As a result, Banco Santander absorbed all of the other five companies mentioned above, which were wholly-owned, directly or indirectly, by Banco Santander. The absorbed companies have been terminated and all of their net corporate assets have been transferred to Banco Santander which has acquired, as universal successor, all of the rights and obligations making up the net assets of the absorbed companies.

Compañía Española de Petróleos, S.A. (“CEPSA”).
In 2003 the Bank launched a takeover bid for up to 42,811,991 Cepsa shares, and the offer was accepted for 32,461,948 shares, representing an investment of €909 million.
Total, S.A. considered that the takeover bid breached historical side agreements between it (or its subsidiary, Elf Aquitaine, S.A.- Elf) and the Bank in relation to Cepsa and, accordingly, filed a request for arbitration at the Netherlands Court of Arbitration.
On April 3, 2006, the partial award rendered by the Arbitral Tribunal which, in the framework of the Netherlands Arbitration Institute, resolved the request for arbitration filed by Total, S.A. against the Bank was notified to the parties. The Tribunal considered that the side agreements contained in the agreements relating to Cepsa between the Bank and Total, S.A. (or its subsidiary, Elf) were rendered invalid by application of Transitional Provision Three of Law 26/2003, of July 17. However, the fact that the Bank launched the aforementioned takeover bid without prior consultation with Total, S.A. caused, in the opinion of the Tribunal, an insurmountable disagreement between the two parties which, in application of the part of the agreements that was not rendered invalid, entitled Total, S.A. to repurchase from the Bank a 4.35% ownership interest in Cepsa at the price established in the agreements.
Also, the aforementioned partial award ordered the dissolution of Somaen-Dos, S.L. (Sole-Shareholder Company), the sole company object of which was the holding of ownership interests in Cepsa, with a view to each shareholder recovering direct ownership of their respective Cepsa shares, in accordance with the agreements entered into between the Bank and Total, S.A. (or its subsidiary, Elf). To this end, on August 2, 2006, Banco Santander Central Hispano, S.A. and Riyal, S.L. entered into two agreements with Elf Aquitaine, S.A. and Odival, S.A., on the one hand, and with Unión Fenosa, S.A., on the other, to enforce the partial award and separate the ownership interests that they each held through Somaen-Dos, S.L.
On October 13, 2006, Elf received notification from the European Commission communicating the authorisation of the share ownership concentration resulting from the acquisition by Elf of shares representing 4.35% of the share capital of Cepsa. Consequently, the Group sold 11,650,893 Cepsa shares to Elf for €53 million. This disposal gave rise to a loss of €158 million which was covered by a provision recognized for this purpose.
Following this transaction, Banco Santander Central Hispano, S.A.’s holding in Cepsa was 29.99% at December 31, 2006.
AFP Unión Vida. On July 25, 2006, Grupo Santander reached an agreement with Banco de Crédito Perú to sell to the latter the Peruvian pension company AFP Unión Vida for an amount, subject to adjustment, of $142 million. The transaction was completed on August 25, 2006 and generated for Santander capital gains of approximately $100 million.
Inmobiliaria Urbis, S.A (“Urbis”). In July 2006, the Group and Construcciones Reyal, S.A.U. (“Reyal”) entered into an agreement whereby Reyal undertook to launch a takeover bid for all the share capital of Urbis, at a price of €26 per share, provided that at least 50.267% of the share capital of Urbis was accepted. The Group undertook to transfer to Reyal all its ownership interest in Urbis and not to accept any competing offers. Upon completion of the terms stipulated by current legislation, on December 15, 2006, the CNMV announced that the takeover bid was valid, since it had been accepted by 96.40% of the shares of Urbis. The transaction was definitively settled on December 21, 2006 and gave rise to pre-tax gains of €1,218 million.
Both Reyal and URBIS are among the largest real estate companies in Spain.
Unifin S.p.A. (“Unifin”). In May 2006 the Group acquired 70% of the Italian consumer finance entity Unifin for €44 million, giving rise to goodwill of €37 million.
Banco Santa Cruz S.A. (“Banco Santa Cruz”). On April 18, 2006 we sold our entire stake in the capital stock of our subsidiary in Bolivia, Banco Santa Cruz.

Island Finance. On January 23, 2006, our subsidiary in Puerto Rico, Santander BanCorp, and Wells Fargo & Company reached an agreement through which we would acquire the assets and business operations in Puerto Rico of Island Finance, a consumer finance company, from Wells Fargo for $742 million. The transaction was closed in the first quarter of 2006 and generated goodwill of $114 million. Island Finance is the second largest consumer finance company in Puerto Rico and provides consumer financing and mortgages to 205,000 customers through its 70 branches.
Interbanco S.A. (“Interbanco”). On September 14, 2005 we reached an agreement with SAG (Soluções Automóvel Globlais) of Portugal to form an alliance that will conduct consumer and vehicle financing operations in Portugal, as well as operational car leasing in Spain and Portugal. In January 2006, we paid €118 million to acquire 50.001% of Interbanco’s capital stock. As of the closing of this transaction, we combined our consumer and vehicle finance businesses in Portugal with those of SAG through the merger of Interbanco and Hispamer Portugal. We own 60% of the capital stock of the combined company and SAG owns the remaining 40%.
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
ELCON Finans A.S. (“Elcon”) and Bankia Bank A.S.A. (“Bankia”). In September 2004, we acquired 100% of the capital stock of Elcon, a leading Norwegian vehicle finance company, for 3.44 billion Norwegian Kroners (approximately €400 million). Subsequently, we agreed to sell Elcon’s equipment leasing and factoring businesses for approximately €160 million. This transaction generated goodwill of €120 million.
In March 2005, we launched a tender offer for Bankia (a Norwegian bank). In May 2005, we acquired 100% of Bankia’s capital stock for a total price of €54 million. This transaction generated goodwill of €45 million.
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
Grupo Financiero Santander Serfin, S.A. de C.V. (“Serfin”) and Banco Santander Mexicano, S.A.
In December 2002 the Group reached an agreement with Bank of America Corporation whereby the latter acquired 24.9% of Grupo Financiero Santander Serfin, S.A. for $1,600 million (€1,457 million) for which we recognized in 2003 capital gains of €681 million. After this sale, the Group’s ownership interest in the share capital of Grupo Financiero Santander Serfin, S.A. stood at 73.98%.

In June 2004 Grupo Financiero Santander Serfin, S.A. increased capital by €163.4 million, of which we subscribed €122.5 million.
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
Shinsei Bank, Ltd (“Shinsei”). In 2003, we increased our holding in the capital stock of the Japanese bank Shinsei from 6.5% as of December 31, 2002, to 11.4% as of December 31, 2003. The total cost of the investment at that date was approximately €144 million. During 2004, we sold 4.0% of our holding at a capital gain of approximately €118 million. After this transaction, we held 7.4% of the capital stock of Shinsei. In the first quarter of 2005, we sold 2.7% of our holding at a capital gain of €49 million. As of December 31, 2005 and 2006, we held 4.82% of the capital stock of Shinsei.

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

As of December 31, 2005 and 2006, our capital stock consisted of 6,254,296,579 fully subscribed and paid shares of €0.5 par value each.
Recent Events
ABN AMRO Holding N.V. (“ABN AMRO”).
On May 29, 2007, Santander, together with RBS and Fortis N.V. and Fortis S.A./N.V. (collectively, the “Banks”), announced a proposed offer to purchase all of the ABN AMRO ordinary shares (including shares underlying ABN AMRO ADSs).
The Banks proposed to offer €30.40 in cash plus 0.844 new RBS shares for each ABN AMRO ordinary share, equal to a total of €38.40 per ABN AMRO ordinary share. The total consideration payable to shareholders of ABN AMRO under the proposed offer would therefore be €71.1 billion. All data in this section have been calculated using prices and exchange rates as of May 25, 2007. The total consideration payable for on the entire issued ordinary share capital of ABN AMRO by the Banks’ proposed offer is based on 1,852,448,094 ABN AMRO ordinary shares being issued and outstanding.
The Banks and RFS Holdings B.V., a company newly incorporated for the purpose of making the proposed offer, have entered into an agreement, dated as of May 28, 2007 (the “Consortium Agreement”), relating to the proposed offer. The Consortium Agreement sets forth the terms on which the proposed offer is to be made and provides for the management of ABN AMRO after completion of the proposed offer. This includes the division of the ABN AMRO businesses between the Banks and the sale of non-core assets of ABN AMRO.
The proposed offer is subject to certain pre-offer conditions and offer conditions. The pre-offer conditions and the offer conditions may, to the extent permitted, be waived by the Banks (either in whole or in part) at any time prior to the commencement of the offer and the expiration of the offer, respectively.
If the proposed offer is completed, Santander will acquire the following core businesses from ABN AMRO (together the “ABN AMRO Businesses”):
•	Business Unit Latin America (excluding wholesale clients outside Brazil) including, notably, the Banco Real franchise in Brazil;

•	Banca Antonveneta in Italy; and

•	Interbank and DMC Consumer Finance, a specialized consumer finance business in the Netherlands.
If the proposed offer is completed, and accepted by all ABN AMRO ordinary shareholders, Santander will pay approximately €19.9 billion or 27.9% of the total consideration payable under the proposed offer.
Santander intends to raise approximately €9 billion of new financing via a rights issue and mandatorily convertible instruments, amounting to approximately half of Santander’s share of the total consideration, and to finance the remainder through balance sheet optimization, including leverage, incremental securitization and asset disposals.
This information is only current as of the date of the filing of this Annual Report on Form 20-F and may not be complete subsequent to such date. Investors are urged to read the documents regarding the proposed offer if and when they become available, because they will contain important information. Investors will be able to obtain a copy of such documents through EDGAR on the SEC’s website (http://www.sec.gov) once such documents are filed by Santander with the SEC. However, none of those documents or any other information contained on the SEC website is incorporated by reference in this Annual Report on Form 20-F.

Banco BPI, S.A. (“BPI”). Grupo Santander announced in January 2007 that it had entered into a firm agreement with Banco Comercial Portugués (BCP) for the sale to this bank of 44.6 million shares of the Portuguese bank BPI, representing 5.87% of its share capital, at a price of €5.70 per share, equal to that offered by BCP in the tender offer launched by it on BPI, or at the higher price should BCP revise its public offer bid upwards. The agreement was subject to regulatory approvals.
In May 2007, the tender offer failed since it did not obtain the minimum required support by BPI’s shareholders to which the bid was conditioned. The Bank of Portugal had set out a maximum level of ownership by BCP in BPI in case that the tender offer did not succeed. Finally, Grupo Santander sold to BCP 34.5 million shares of BPI with capital gains of approximately €107 million.
SKBergé (“SKB”). Santander Consumer Finance and the Bergé Group, through its Chilean subsidiary SKBergé, a company formed by Sigdo Koppers and Bergé (SKB), reached a strategic agreement to set up a finance company in Chile. SKB will have an ownership interest of up to 49%, with the remaining 51% to be held by Santander Consumer Finance. The new company, which will operate under the name of Santander Consumer Chile, will engage in consumer finance, focussing on both car and other durable consumer goods and credit cards.
Sale of real estate assets. On June 13, 2007 we announced that, as part of the plan for the optimization of our balance sheet, we contemplated the sale of real estate assets currently used by Santander, with an estimated market value of €4 billion and a potential net capital gain of around €1.4 billion. The transaction would be implemented by means of a sale and leaseback procedure.
Financiera Alcanza S.A. de C.V. SOFOL (“Alcanza”). On June 13, 2007 Santander Consumer Finance signed an agreement with the main shareholders of Alcanza to acquire and increase the capital of the company. After the transaction, Santander Consumer will control 85% of the company. As in its other markets, Santander Consumer’s business in Mexico will focus on consumer finance and auto financing as part of its growth strategy.
Alcanza has 160 employees in 15 branches in Mexico. The total value of the acquisition together with the capital increase is an estimated US$39.5 million. The deal is pending regulatory approvals in each country.
Intesa Sanpaolo. On June 19, 2007 we announced that we had sold the final stake of 1.79% that we held in the share capital of the Italian bank Intesa Sanpaolo, for a total consideration of €1,206 million. The transaction generates for Santander a capital gain of approximately €566 million.
B. Business overview.
We are a financial group operating principally in Spain, the United Kingdom, other European countries and Latin America, offering a wide range of financial products. At December 31, 2006, we were one of the twelve largest banking groups in the world by market capitalization and the largest banking group in the euro zone with a stock market capitalization of €88.4 billion, stockholders’ equity of €44.9 billion and total assets of €833.9 billion. We had an additional €167.1 billion in mutual funds, pension funds and other assets under management at that date. As of December 31, 2006, we had 46,010 employees and 5,772 branch offices in Continental Europe, 16,942 employees and 712 branches in the United Kingdom, 65,967 employees and 4,368 branches in Latin America and 830 employees in other geographic areas (For a full breakdown of employees by country, see “Item 6. Directors, Senior Management and Employees — D. Employees”).
Our principal operations are in Spain, the United Kingdom, Portugal, Germany, Italy and Latin America. We also have significant operations in New York as well as financial investments in Sovereign and Attijariwafa Bank Société Anonyme (formerly, Banque Commerciale du Maroc) (“Attijariwafa Bank”). In Latin America, we have majority shareholdings in banks in Argentina, Brazil, Chile, Colombia, Mexico, Puerto Rico, Uruguay and Venezuela.
In accordance with the criteria established by the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, the structure of the operating business areas has been segmented into two levels:
Principal level (or geographic). The activity of our operating units is segmented by geographical areas. This coincides with our first level of management and reflects our positioning in the world’s three main currency areas. The reported segments are:
•
Continental Europe. This covers all retail banking business (including Banco Banif, S.A. (“Banif”), our specialized private bank), wholesale banking and asset management and insurance conducted in Europe, with the exception of Abbey. This segment includes the following units: Santander Network, Banco Español de Crédito, S.A. (“Banesto”), Santander Consumer Finance and Portugal.

•	United Kingdom (Abbey). This covers only Abbey’s business, mainly focused on retail banking in the UK.

•
Latin America. This embraces all the financial activities conducted via our subsidiary banks and other subsidiaries. It also includes the specialized units in International Private Banking, as an independent globally managed unit. Our business in New York is also managed in this area.

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
In 2006, Grupo Santander maintained the same primary and secondary operating segments as it had in 2005.
In addition, and in line with the criteria established in the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, the results of businesses discontinued in 2006 and which were consolidated by global integration (Abbey’s insurance, Urbis, Peru and Bolivia) were eliminated from various lines of the income statement and included in “net profit from discontinued operations.”
The figures for 2005 have been restated and include the changes, at both the Group level as well as the affected areas.
Principal level (or geographic):
Continental Europe
This area covers the banking activities of the different networks and specialized units in Europe, principally with individual clients and small and medium sized companies (“SMEs”), as well as private and public institutions. During 2006 there were four main units within this area: Santander Network, Banesto, Santander Consumer Finance and Portugal including retail banking, global wholesale banking and asset management and insurance.
Continental Europe is the largest business area of Grupo Santander. At the end of 2006, it accounted for 46.5% of total customer funds under management, 52.0% of total loans and credits and 55.7% of profit attributed to the Group of the Group’s main business areas.
The area had 5,772 branches and 44,216 employees (direct and assigned) at the end of 2006.
In 2006, the Continental Europe segment’s efficiency ratio improved by 2.7% to 40.8% (from 43.5% in 2005). Profit attributed to the Group from this segment increased 39.1% to €4,144 million. Return on equity, “ROE”, in 2006 was 20.4%, a 1.9% decrease from 2005.

Santander Network
The retail banking activity is carried out through the branch network of Santander, with support from an increasing number of automated cash dispensers, savings books updaters, telephone banking services, electronic and internet banking.
At the end of 2006, we had 2,832 branches and a total of 19,027 employees (direct and assigned), of which 745 employees were temporary, dedicated to retail banking in Spain. Compared to 2005, there was a net increase of 163 branches and a net reduction of 65 employees.
In 2006, the Santander Network grew by approximately 19.0% in lending, 15.6% in net operating income and 17.2% in profit attributed to the Group. It also improved its efficiency ratio from 44.0% in 2005 to 40.9% in 2006.
Gross income from the Santander Network was €4,182 million in 2006, a 9.3% increase from 2005.
In 2006, profit attributed to the Group from the Santander Network was €1,505 million, 17.2% higher than profit attributed to the Group in 2005, while the ROE reached 21.3% (as compared to 22.8% in 2005).
The 19.0% growth in lending in 2006 versus 2005 came from mortgages (16% increase, mainly for individual customers) as well as personal loans (17% increase), leasing and renting (20% increase) and other loans and credits (28% increase).
Customer deposits increased by 16.9%, while mutual and pension funds decreased by 0.7% and increased by 15.6%, respectively.
Banesto
At the end of 2006, Banesto had 1,844 branches and 10,545 employees (direct and assigned), of which 336 employees were temporary (an increase of 141 branches and a reduction of 32 employees as compared to the end of 2005).
For purposes of our financial statements and this annual report on Form 20-F, we have calculated Banesto’s results of operations using the criteria described on page 23 of this annual report on Form 20-F. As a result, the data set forth herein may not coincide with the data published independently by Banesto.
In 2006, Banesto grew by approximately 27.6% in lending, 27.0% in customer deposits and 3.6% in off-balance sheet customer funds.
In 2006, gross income from Banesto was €1,987 million, an 11.0% increase from 2005. Profit attributed to the Group from Banesto was €1,259 million, a 152.6% increase from 2005, while the ROE reached 20.6% (as compared to 19.4% in 2005) and the efficiency ratio improved to 45.3% (as compared to 48.2% in 2005).
Santander Consumer Finance
Our consumer financing activities are conducted through our subsidiary Santander Consumer Finance S.A. and its group of companies. Most of the activity is in the business of auto financing, personal loans, credit cards, insurance and customer deposits. These consumer financing activities are mainly focused on Spain, Portugal, Germany and Italy (through Santander Consumer Bank S.p.A.). We also conduct this business in the UK, Hungary, the Czech Republic, the Netherlands, Norway, Poland and Sweden.
At the end of 2006, this unit had 282 branches (as compared to 267 at the end of 2005) and 5,401 employees (direct and assigned) (as compared to 5,118 employees at the end of 2004), of which 221 employees were temporary.
In 2006, this unit generated gross income of €1,825 million, a 15.2% increase from 2005. Profit attributed to the Group was €565 million, a 20.9% increase from 2005, while the ROE reached 35.6% (as compared to 44.2% in 2005) and the efficiency ratio improved to 34.6% (as compared to 34.3% in 2005).
At the end of 2006, total lending for this subsidiary amounted to more than €39 billion (a 22% increase as compared to 2005) (including securitizations). Two-thirds of the lending is in auto finance, with a greater share of new vehicles (40% vs. 25% for used vehicles), and the combined share of consumer loans via dealers, cards and direct credit represent 18% of the total portfolio. Three countries account for 85% of the portfolio: Germany (42%), Spain (30%) and Italy (13%).

Portugal
Our main Portuguese operations are conducted by Banco Santander Totta, S.A., and our Portuguese investment banking operations are conducted by Banco Santander de Negocios Portugal, S.A.
At the end of 2006, Portugal operated 727 branches (as compared to 693 branches at the end of 2005) and had 6,114 employees (direct and assigned) (as compared to 6,308 employees at the end of 2005), of which 206 employees were temporary.
In 2006, gross income from our activities in Portugal was €1,103 million, a 10.8% increase from 2005. Profit attributed to the Group was €423 million, 22.4% higher than in 2005, while the ROE reached 24.1% (20.8% in 2005) and the efficiency ratio improved to 47.3% (from 49.4% in 2005).
Others
The rest of our businesses in the Continental Europe segment (Banif, Asset Management, Insurance and Global Wholesale Banking) generated profit attributed to the Group of €392 million, 2.2% more than in 2005.
United Kingdom (Abbey)
Abbey became part of Grupo Santander on November 12, 2004 and only its balance sheet was consolidated with the Group as of December 31, 2004. Its results were consolidated with the Group’s for the first time in 2005.
Abbey is a significant financial services provider in the United Kingdom, being the second largest residential mortgage lender measured by outstanding balances. Abbey also provides a wide range of retail savings accounts, and operates across the full range of personal financial services.
At the end of 2006, Abbey had 712 branches and a total of 17,146 employees (direct and assigned) of which 210 employees were temporary. Compared to 2005, there was no variation in Abbey’s number of branches and a net reduction of 1,938 employees.
For purposes of our financial statements and this annual report on Form 20-F, we have calculated Abbey’s results of operations using the criteria described on page 23 of this annual report on Form 20-F. As a result, the data set forth herein may not coincide with the data published independently by Abbey.
In 2006, Abbey contributed gross income of €3,560 million (a 5.4% increase from 2005), net operating income of €1,620 million (a 25.5% increase from 2005) and €1,003 million of profit attributed to the Group (a 23.7% increase from 2005) which represents a 13.5% of the Group’s total operating areas. Loans and advances experienced growth of approximately 10.9% and customer funds under management decreased by 9.4% during the same period. ROE was 32.8% (as compared to 35.7% in 2005) and the efficiency ratio was 55.1% (as compared to 62.2% in 2005).
Operating expenses were 6.7% lower, with cost savings of £300 million since we acquired Abbey.
The non-performing loans ratio was 0.60% at the end of 2006, 0.07% less than in 2005 and coverage rose from 78% to 86%.
Latin America
At December 31, 2006, we had 4,368 offices and 66,889 employees (direct and assigned) in Latin America (as compared to 4,100 offices and 61,209 employees, respectively, at December 31, 2005), of which 985 were temporary employees.
Profit attributed to the Group from Latin America was €2,287 million, a 28.6% increase from 2005, while the ROE reached 26.6% (as compared to 22.6% in 2005) and the efficiency ratio improved to 47.0% (as compared to 52.8% in 2005). At the end of 2006, Latin America accounted for 30.8% of total profit attributed to the Group of the Group’s operating areas.

Our Latin American banking business is principally conducted by the following banking subsidiaries:

	Percentage Held		Percentage Held
	at December 31, 2006		at December 31, 2006
Banco Río de la Plata, S.A. (Argentina)	99.30	Banco Santander, S.A. (Mexico)	74.91
Banco Santander Banespa, S.A. (Brazil)	97.97	Banco Santander Puerto Rico	90.77
Banco Santander Chile	76.73	Banco Santander, S.A. (Uruguay)	100.00
Banco Santander Colombia, S.A.	97.64	Banco de Venezuela, S.A. Banco Universal	98.42
We engage in a full range of retail banking activities in Latin America, although the range of our activities varies from country to country. We seek to take advantage of whatever particular business opportunities local conditions present.
Our significant position in Latin America is attributable to our financial strength, high degree of diversification (by countries, businesses, products, etc.), breadth and depth of our franchise.
Detailed below are the performance highlights of the main Latin American countries in which we operate:
Brazil. Santander Banespa is one of the main financial franchises in Brazil. We have 2,026 branches and 7.5 million individual customers.
The Group continued to focus during 2006 on expanding retail businesses. During the year, 665,000 individuals and 5,000 SMEs became clients.
Santander Banespa’s lending rose 34% in local currency. Particularly noteworthy was the 30% rise in lending to individual customers (62% increase via credit cards, 83% increase in loans linked to payroll deposit and 37% increase in auto finance) and the 38% growth in lending to SMEs and companies.
Bank savings increased 18% and mutual funds grew 29%.
Profit attributed to the Group from Brazil in 2006 was €751 million, a 27.2% increase as compared with 2005 (15.3% increase in local currency). At the end of 2006 the efficiency ratio was 46.4%, ROE was 28.4%, the ratio of non-performing loans (“NPL”) was 2.4% and the NPL coverage was 103%.
Mexico. Banco Santander Serfin, S.A. is one of the leading financial services companies in Mexico. It heads the third largest banking group in Mexico in terms of business volume. The Group has a network of 1,039 branches and 8.1 million banking customers in Mexico.
Profit attributed to the Group from Mexico increased 40.3% to €528 million (an increase of 41.5% after eliminating the exchange rate impact). The efficiency ratio was 44.5%, ROE was 23.1%, the ratio of non-performing loans was 0.64% at the end of 2006 and the NPL coverage was 279%.
Chile. Banco Santander Chile heads the largest financial group in the country with substantial business in loans, deposits and mutual funds and pension funds. The Group has 397 branches and 2.4 million banking customers.
In 2006, in local currency, lending increased 17% (including a 24% increase to individuals), while deposits and mutual funds grew 22%.
Profit attributed to the Group from Chile increased 44.8% to €489 million (a 38.7% increase after eliminating the exchange rate impact). The efficiency ratio stood at 41.5%, ROE was 32.2%, the ratio of non-performing loans was 1.6% and the NPL coverage was 153%.
Puerto Rico. Banco Santander Puerto Rico is one of the largest financial institutions in Puerto Rico. The Group has 140 branches and 0.3 million customers.
In 2006, Santander Puerto Rico focused on developing business with individual customers (consumer loans and mortgages) and companies, in an environment of low economic growth and, consequently, a moderate slowdown in the pace of business growth in the financial system. Lending increased 14% in local currency and deposits (excluding REPOs) and mutual funds rose 7%.
Profit attributed to the Group from Puerto Rico was €26 million, 46.2% lower than in 2005 (a 45.7% decrease in local currency). The efficiency ratio was 68.1%, ROE was 6.1%, the ratio of non-performing loans stood at 1.7% and the NPL coverage was 162%.

Venezuela. Banco de Venezuela, S.A. Banco Universal is one of the country’s largest banks with 282 branches and 2.6 million banking customers.
The main focus of management in 2006 was to maximize the profitability of business and boost recurrent revenues, through growth in lending, especially to individuals, transactional deposits and fee-generating services. Lending, after eliminating the exchange rate impact, increased 53% (including a 159% increase to individual customers) and the aggregate of deposits (excluding REPOs) and mutual funds rose 78%.
Profit attributed to the Group from Venezuela grew to €146 million (a 13.0% increase in local currency). The efficiency ratio was 43.2%, ROE stood at 37.8%, the ratio of non-performing loans was 1.0% and the NPL coverage was 436%.
Colombia. In a favourable environment of economic and financial stability, the Group focused in 2006 on developing its franchise and on selective business growth, particularly in the retail segments. Lending to individual customers and SMEs rose 65% and deposits and mutual funds increased 25%.
Profit attributed to the Group from Colombia was €24 million, 37.7% lower than in 2005 in local currency.
Argentina. This country consolidated its economic recovery during 2006 and Banco Río de la Plata made a positive contribution to Group earnings (profit attributed to the Group was €148 million in 2006, a 101.6% increase in local currency). Lending rose 33% and was very focused on SMEs and individuals, while deposits (excluding REPOs) and mutual funds increased 34%.
Others
In 2006 Uruguay generated profit attributed to the Group of €28 million, while during this year we sold our pension funds business in Peru and our subsidiary in Bolivia, Banco Santa Cruz.
Santander Private Banking performed well with profit attributed to the Group up 20.5% during 2006 to €139 million.
Secondary level (or business)
Retail Banking
The Group’s Retail Banking generated 85% of the operating areas’ total gross income in 2006 and 78% of profit before tax. In 2006, Retail Banking generated gross income of €19,375 million, 15.5% higher than in 2005. Profit before taxes was €7,180 million, 19.9% higher than in 2005. This segment had 119,346 employees at the end of 2006.
Retail Banking in Continental Europe continued the growth trends in volume and earnings seen since the beginning of 2005. Net interest income rose 13.8%, net operating income rose 15.8% and profit before tax rose 18.3%, excluding the capital gain from the sale of Urbis.
There were three main drivers: business growth (+24% in lending and +15% in deposits), good management of prices in an environment of rising interest rates and selective growth in expenses.
Profit before tax generated by Abbey’s Retail Banking was 17.1% higher, spurred by growth of 25.7% in net operating income. There were two elements behind the latter’s increase: the rise of 5.0% in gross operating income, because of the good performance of net interest income and net fees, and the 7.4% reduction in operating expenses.
The good earnings performance of Retail Banking in Latin America was based on strong growth in customer business, the good performance in net interest income and net fees, and control of expenses which was compatible with business development. Commercial revenue increased 29.0%, net operating income 51.6% and profit before tax 43.9%. The respective increases, in local currency, were 24.3%, 45.8% and 39.5%.

Global Wholesale Banking
This area covers our corporate banking, treasury and investment banking activities throughout the world.
This segment contributed 11% of total gross income and 14% of profit before tax. Profit before taxes amounted to €1,353 million, a 17.0% increase from 2005. This segment had 1,774 employees at the end of 2006.
This increase in profit before tax was largely due to the investment banking and markets areas. The growth registered was driven by the 39.7% rise in revenues from clients and a further gain in the efficiency ratio to below 30% (29.9%, 3.8% better than in 2005).
The business model is structured in a double (customer-product) vector in the countries where it operates. In the customer vector, the Global Customer Relationship Model, which manages the main corporate and institutional customers, increased its perimeter in 2006 with the addition of 66 clients, mostly from Latin America and previously managed by the retail banking area. Gross operating income generated by this model, was 39% higher at €777 million.
The product vector consists of three large areas:
1) Global transactional services: Gross income generated by corporate products increased 18%, and progress was made in implementing the single management model in the countries where the Group has a significant presence.
Cash management performed well, with 26% growth in gross income. The area covers the range of transactional products (management of payment collection, payments to suppliers, payrolls, etc), commercial financing (discounting, advances, factoring, confirming, etc.) and funds.
Trade finance, which covers foreign trade and trade finance operations, registered sustained growth in gross income (+9%) and business.
Global Securities (custody) maintained significant growth in gross income (+16%) and volumes. It had more than €500 billion of assets in deposit.
2) Investment Banking: The three areas (corporate finance, structured finance and capital structuring) were grouped together in 2006 under a single, integrated and global organization specialized by sectors. This helped to raise the profile of operations, focus on products with the greatest value-added and maximize cross-selling. All of this was important for generating new business opportunities. Gross income increased 77%.
3) Markets: This covers global treasury activities, both for customers as well as trading, and distribution of equities. Gross income was 31% higher.
Global treasury’s gross operating income increased 30%, driven by the solid recurrence of client revenues (+49%) as a result of the good performance of strategic projects (Santander Global Markets for corporate and institutional clients, and Santander Global Connect for retail clients). Proprietary trading in Latin America also yielded good results, although growth was lower in 2006 because of the sale of portfolios and stakes in 2005.
In Spain and Portugal, gross income from treasury rose 87%. Of note was the take-off of the Santander Global Markets project, both in the corporate and institutional segments, thanks to the strong rise in business, the greater share of value-added solutions and successful management of the associated flows and books.
Gross income of Latin American treasuries was 24% higher, spurred by an excellent performance in clients (+55%) and in proprietary activity which took advantage of the opportunities arising in the markets.
Lastly, treasury in New York is consolidating itself as a key element in the operations of Latin American markets. The range of products continued to increase in 2006 in order to provide clients with value-added solutions.
In equities gross income was 39% higher thanks to participation in major deals and maintaining our leadership position in brokerage activities in Spain.
Asset Management and Insurance
This segment comprises all of our companies whose activity is the management of mutual and pension funds and insurance.
In 2006, Asset Management and Insurance generated gross income of €1,066 million, 16.5% higher than in 2005. Profit before taxes was €645 million, 18.1% higher than in 2005. The efficiency ratio was 1.3% better at 39.3%.This segment had 7,132 employees at the end of 2006.
This segment accounted for 5% of our gross income and 7% of our profit before tax.
Total revenues generated for the Group by mutual and pension funds and insurance, including those recorded by the distribution networks, increased 15% to €3,511 million and accounted for around one-sixth of the operating areas’ overall total.

Asset Management. Santander Asset Management’s global business of mutual and pension funds generated €2,028 million of fees for the Group, 6.3% more than in 2005. Profit before tax amounted to €410 million (+9.0%), after deducting operating costs and fees paid to the networks. Total managed assets were close to €150 billion, making us one of the largest institutions focused on the retail segment at the international level.
Santander Asset Management’s strategy in 2006 focused on developing platforms for transnational investment and sharing successful experiences in the launch of new products. All of this helped to consolidate our leadership position in mutual funds in Spain (24% market share according to Inverco) and in Latin America among the largest international banks.
As regards private pension fund management institutions (AFPs) in Latin America, the Group restructured its presence in the region and concentrated on countries where Santander does banking business. As a result, AFP Unión Vida in Peru was sold.
The funds of Santander Asset Management Spain performed well, outperforming their benchmark indices by 0.6% on average. The average return on the funds was around 6% (25% in equity funds).
In Portugal, mutual and pension fund management focused on improving the product mix, with a greater share of equity and guaranteed funds. This produced combined growth of 9% in mutual and pension funds to €7,500 million, as well as an improvement in the average commission of 0.04%.
In the UK, 2006 was a key year for restructuring and relaunching asset management activity. A new unit, Santander Asset Management UK, was created which reorganized the activities already developed by Abbey and strengthened the investment capacities in this activity, as well as operating with systems integrated with those of two of the Spanish fund management institutions.
In Latin America, the Group’s global experience combined with a developing banking market resulted in an increase of 24% in managed funds to €28 billion (+34% in local currency). Market shares continued to increase in three of the large countries.
Insurance. Global insurance business generated total gross income (revenues plus commissions) of €1,483 million (+28.8%). Its total contribution to the Group, the sum of profit before tax (€236 million) and fees paid to the network, was €1,420 million (+29.8%).
Santander continued to focus its insurance activity on the distribution of value-added products to individuals via its networks.
Continental Europe, which accounts for 54% of the Group’s total contribution, registered strong growth in all its units. Spain contributed €370 million (+64% year-on-year), due to its expanded and improved range of products combined with intensive marketing.
The risk insurance business in Portugal linked to loans grew strongly. The total contribution to the Group was 31% higher at €77 million.
Santander Consumer Finance kept up a strong pace of growth in credit-linked insurance. Its contribution via fees increased 24% to €316 million (22% of the Group’s total).
Abbey’s total contribution was €294 million, 14% more than in 2005 excluding the life assurance business sold in 2006. The product mix was better and the greater contribution via distribution offset the similar level of revenues from general insurance and somewhat less in life protection. The distribution agreements with Resolution are enabling Abbey to begin to rebuild sales capacity for life assurance.
Latin America generated 26% of the total contribution (€363 million; +24%). The drive in marketing products via the branch networks and the development of streamlined and transparent life-risk products raised the contribution from all countries. Argentina doubled its contribution to become the region’s third largest and Brazil, our largest market, contributed 22% more than in 2005.

Financial Management and Equity Stakes
At the end of 2006, this area had 1,498 employees (direct and assigned) (1,462 employees at the end of 2005), of which 402 were temporary.
This area is responsible for a series of centralized activities and acts as our holding entity, managing all capital and reserves and assigning capital and liquidity to the other businesses. It also incorporates centrally managed business, which can be divided into the following sub areas:
Equity Stakes: this sub segment centralizes the management of equity stakes in financial and industrial companies. The main developments were: the acquisition of 24.8% of Sovereign Bancorp for US$2,921 million and the sale of 4.8% of Sanpaolo IMI for €1,585 million (gross capital gain of €705 million).
Financial Investments
We have financial investments in a number of banking companies, principally in Europe. The following summarizes our most important financial investments:
Sovereign Bancorp. As of December 31, 2006, we had a 24.8% stake in Sovereign.
Attijariwafa Bank. As of December 31, 2006, we had a 14.5% interest in Attijariwafa Bank, which engages mainly in trade finance and foreign investment activities. Together with Attijariwafa Bank we have a 50% joint venture in Attijari International Bank Société Anonyme, which specializes in trade finance in Tangier’s free trade zone.
Intesa Sanpaolo (formerly San Paolo IMI). As of December 31, 2006, we held a 3.6% stake in San Paolo – IMI, equivalent to a 1.8% in the entity resulting from the merger with Intesa. Intesa San Paolo is one of the largest banking groups in Italy in terms of assets and controls Intereuropa Bank, a Hungarian bank in which we owned a 9.99% stake until April 2007, when such stake was sold as a result of the public offer launched by San Paolo IMI Internazionale S.p.A., the controlling shareholder of Inter-Europa Bank. On June 19, 2007 we announced that we had sold our 1.8% stake in the share capital of Intesa Sanpaolo.
Industrial Portfolio
The majority of our industrial holdings portfolio consists of investments in strategic sectors related to the growth of the Spanish economy. Through our investments in these areas, we aim to contribute to the Group’s consolidated results.
The following table summarizes our main industrial holdings at December 31, 2006:

		Percentage Held
Company	Business	At December 31, 2006
France Telecom España, S.A.	Telecommunications	5.01
CEPSA	Oil and Petrochemicals	29.99
Grupo Corporativo ONO, S.A.	Telecommunications	4.47
During 2006 we realized capital gains of more than €1,500 million with divestments in Inmobiliaria Urbis, S.A., Antena 3TV, CEPSA and Grupo Corporativo ONO, among others.
At the end of 2006, the unrealized capital gains from stakes in listed financial and industrial companies maintained in the portfolio amounted to around €4 billion.
Financial Management: this area carries out the global functions of managing the structural exchange rate position, the structural interest rate risk of the parent bank and the liquidity risk. The latter is conducted through issues and securitizations. It also manages shareholders’ equity.
The cost of hedging the capital of the Group’s non-euro denominated investments is another activity of this sub segment. The current hedging policy is aimed at protecting the capital invested and the year’s results through various instruments that are deemed to be the most appropriate for their management. The main units with exchange risk, except for Brazil, continued to be hedged in 2005 and 2006.

This sub segment also manages shareholders’ equity, the allocation of capital to each business unit, and the cost of financing investments.
Gross income from Financial Management and Equity Stakes was €-296 million in 2006, €77 million lower than in 2005. This decrease was due to the negative impact of higher interest rates on the cost of financing and on the spread of portfolios, as well as lower income from CEPSA and the sale of the stake in 2005 in Unión Fenosa (both accounted for by the equity method). Profit attributed to the Group was €162 million including €340 million net from the difference between capital gains and extraordinary allowances (excluding the capital gain from the sale of Urbis and Banesto’s allocation for an early retirement fund, which were recorded in Banesto). Excluding this, the ordinary loss was €178 million.
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
You should read the following tables and the tables included under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread” in light of the following observations:
•	We have included interest received on non-accruing assets in interest income only if we received such interest during the period in which it was due;
•	We have included loan fees in interest income;
•	We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant;
•
We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. If these transactions did not qualify for such treatment, we included income and expenses on these transactions elsewhere in our income statement;

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
As stated above under “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganization”, on November 12, 2004, we completed the acquisition of Abbey. For consolidation purposes, Abbey’s assets and liabilities were consolidated into our balance sheet as of December 31, 2004, but Abbey’s results of operations had no impact on our income statement for 2004. Therefore, 2005 is the first year to reflect the full impact of the acquisition of Abbey.
As stated above under “Presentation of Financial Information”, we have prepared our financial statements for 2004, 2005 and 2006 under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. Data for earlier years has been prepared under previous Spanish GAAP, which is not comparable to data prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

Average Balance Sheet – Assets and Interest Income

	2004			2005			2006
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in thousand of euros, except percentages)
ASSETS
Cash and due from central banks
Domestic	2,699,587	35,957	1.33%	3,133,279	44,121	1.41%	1,974,832	68,969	3.49%
International	5,317,681	200,573	3.77%	8,487,908	227,184	2.68%	12,445,028	405,884	3.26%

	8,017,268	236,530	2.95%	11,621,187	271,305	2.33%	14,419,860	474,853	3.29%

Due from credit entities
Domestic	11,775,968	282,136	2.40%	13,674,911	340,950	2.49%	11,519,832	460,640	4.00%
International	28,961,103	808,519	2.79%	51,599,988	2,032,721	3.94%	48,964,815	2,044,429	4.18%

	40,737,071	1,090,655	2.68%	65,274,899	2,373,671	3.64%	60,484,647	2,505,069	4.14%

Loans and credits
Domestic	120,221,648	4,504,867	3.75%	141,048,015	5,291,967	3.75%	177,426,121	7,678,628	4.33%
International	75,559,409	5,934,723	7.85%	249,372,121	16,127,608	6.47%	297,802,148	18,822,654	6.32%

	195,781,057	10,439,590	5.33%	390,420,136	21,419,575	5.49%	475,228,269	26,501,282	5.58%

Debt securities
Domestic	29,007,098	933,402	3.22%	23,461,682	778,971	3.32%	20,025,278	762,274	3.81%
International	40,352,722	2,692,624	6.67%	91,154,696	3,699,253	4.06%	105,873,943	3,810,785	3.60%

	69,359,820	3,626,026	5.23%	114,616,378	4,478,224	3.91%	125,899,221	4,573,059	3.63%

Income from hedging operations
Domestic		280,562			2,404,944			225,696
International		1,425,634			1,709,334			2,017,358

		1,706,196			4,114,278			2,243,054

Other interest earning assets
Domestic	10,651,193	345,353	3.24%	37,424,900	441,813	1.18%	43,270,683	543,579	1.26%
International	–	–	–	–	–	–	–	–	–

	10,651,193	345,353	3.24%	37,424,900	441,813	1.18%	43,270,683	543,579	1.26%

Total interest-earning assets
Domestic	174,355,494	6,382,277	3.66%	218,742,787	9,302,766	4.25%	254,216,746	9,739,786	3.83%
International	150,190,915	11,062,073	7.37%	400,614,713	23,796,100	5.94%	465,085,934	27,101,110	5.83%

	324,546,409	17,444,350	5.37%	619,357,500	33,098,866	5.34%	719,302,680	36,840,896	5.12%

Investments in equity securities
Domestic	4,024,823	261,357	6.49%	5,823,044	196,263	3.37%	6,778,956	233,975	3.45%
International	10,418,333	127,681	1.23%	5,444,896	139,313	2.56%	16,570,221	170,063	1.03%

	14,443,156	389,038	2.69%	11,267,940	335,576	2.98%	23,349,177	404,038	1.73%

Investments in affiliated companies
Domestic	3,168,233	–	–	3,581,100	–	–	3,125,583	–	–
International	388,774	–	–	391,543	–	–	1,561,780	–	–

	3,557,007	–	–	3,972,643	–	–	4,687,363	–	–

Total earning assets
Domestic	181,548,550	6,643,634	3.66%	228,146,931	9,499,029	4.16%	264,121,285	9,973,761	3.78%
International	160,998,022	11,189,754	6.95%	406,451,152	23,935,413	5.89%	483,217,935	27,271,173	5.64%

	342,546,572	17,833,388	5.21%	634,598,083	33,434,442	5.27%	747,339,220	37,244,934	4.98%

Other assets	27,889,415	–	–	45,206,313	–	–	43,550,697	–	–

Assets from discontinued operations	3,878,431	–	–	41,094,869	–	–	23,342,540	–	–

Total average assets	374,324,418	17,833,388		720,899,265	33,434,442		814,232,457	37,244,934

Average Balance Sheet – Liabilities and Interest Expense

	Year Ended December 31,
	2004			2005			2006
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in thousands of euros, except percentages)
LIABILITIES AND STOCKHOLDERS EQUITY

Due to credit entities
Domestic	18,946,115	436,035	2.30%	15,781,853	410,174	2.60%	15,450,460	452,377	2.93%
International	44,885,403	1,703,731	3.80%	100,192,483	3,182,489	3.18%	108,302,740	3,145,329	2.90%

	63,831,518	2,139,766	3.35%	115,974,336	3,592,663	3.10%	123,753,200	3,597,706	2.91%

Customers deposits
Domestic	92,462,553	1,357,707	1.47%	98,165,752	1,653,302	1.68%	104,310,458	2,479,998	2.38%
International	74,000,626	2,370,509	3.20%	187,806,635	7,742,070	4.12%	211,168,237	8,603,441	4.07%

	166,463,179	3,728,216	2.24%	285,972,387	9,395,372	3.29%	315,478,695	11,083,439	3.51%

Marketable debt securities
Domestic	30,654,245	967,251	3.16%	56,259,922	1,507,745	2.68%	87,819,976	2,862,427	3.26%
International	23,338,251	870,168	3.73%	67,925,712	2,718,923	4.00%	86,557,319	2,966,498	3.43%

	53,992,496	1,837,419	3.40%	124,185,634	4,226,668	3.40%	174,377,295	5,828,925	3.34%

Subordinated debt
Domestic	4,377,978	168,965	3.86%	7,457,156	329,883	4.42%	10,264,689	466,520	4.54%
International	10,091,110	571,906	5.67%	19,829,925	1,261,618	6.36%	19,289,808	1,227,217	6.36%

	14,469,088	740,871	5.12%	27,287,081	1,591,501	5.83%	29,554,497	1,693,737	5.73%

Equity having the substance of a financial liability
Domestic	–	–	–	–	–	–	–	–	–
International	2,201,122	151,952	6.90%	1,614,121	118,389	7.33%	1,161,537	85,229	7.34%

	2,201,122	151,952	6.90%	1,614,121	118,389	7.33%	1,161,537	85,229	7.34%

Other interest bearing liabilities
Domestic	18,110,398	802,069	4.43%	56,732,523	876,092	1.54%	65,381,500	530,095	0.81%
International	–	–	–	–	–	–	–	530,671	–

	18,110,398	802,069	4.43%	56,732,523	876,092	1.54%	65,381,500	1,060,766	1.62%

Expenses from hedging operations
Domestic	–	(314,413)	–	–	1,638,632	–	–	(298,065)	–
International	–	1,186,004	–	–	1,325,646	–	–	1,705,396	–

	–	871,591	–	–	2,964,278	–	–	1,407,331	–

Total interest-bearing liabilities
Domestic	164,551,289	3,417,614	2.08%	234,397,206	6,415,828	2.74%	283,227,083	6,493,352	2.29%
International	154,516,512	6,854,270	4.44%	377,368,876	16,349,135	4.33%	426,479,641	18,263,781	4.28%

	319,067,801	10,271,884	3.22%	611,766,082	22,764,963	3.72%	709,706,724	24,757,133	3.49%

Other liabilities	26,589,380	–	–	34,135,939	–	–	39,386,637	–	–

Minority interest	2,027,972	–	–	2,056,087	–	–	2,264,300	–	–

Stockholders’ Equity	22,760,834	–	–	31,846,288	–	–	39,532,256	–	–

Liabilities from discontinued operations	3,878,431	–	–	41,094,869	–	–	23,342,540	–	–

Total average Liabilities and Stockholders’ Equity	374,324,418	10,271,884		720,899,265	22,764,963		814,232,457	24,757,133

Changes in Net Interest Income—Volume and Rate Analysis
The following tables allocate, by domicile of customer, changes in our net interest income between changes in average volume and changes in average rate for 2006 compared to 2005 and 2005 compared to 2004. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.
Volume and rate analysis

	EU-IFRS(*)
	2006/2005
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in thousands of euros)
Interest and similar revenues
Cash and due from central banks
Domestic	(40,324)	65,172	24,848
International	129,470	49,230	178,700

	89,146	114,402	203,548

Due from credit entities
Domestic	(86,801)	206,491	119,690
International	(112,132)	123,840	11,708

	(198,933)	330,331	131,398

Loans and credits
Domestic	1,568,583	818,078	2,386,661
International	3,069,104	(374,058)	2,695,046

	4,637,687	444,020	5,081,707

Debt securities
Domestic	(131,659)	114,962	(16,697)
International	530,844	(419,312)	111,532

	399,185	(304,350)	94,835

Other interest earning assets
Domestic	71,826	29,940	101,766
International	–	–	–

	71,826	29,940	101,766

Total interest-earning assets
Domestic	1,381,625	1,234,643	2,616,268
International	3,617,286	(620,300)	2,996,986

	4,998,911	614,343	5,613,254

Investments in equity securities
Domestic	33,054	4,658	37,712
International	114,057	(83,307)	30,750

	147,111	(78,649)	68,462

Total earning assets without hedging operations
Domestic	1,414,679	1,239,301	2,653,980
International	3,731,343	(703,607)	3,027,736

	5,146,022	535,694	5,681,716

Income from hedging operations
Domestic	(2,179,248)	–	(2,179,248)
International	308,024	–	308,024

	(1,871,224)	–	(1,871,224)

Total earning assets
Domestic	(764,569)	1,239,301	474,732
International	4,039,367	(703,607)	3,335,760

	3,274,798	535,694	3,810,492

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

Volume and rate analysis

	EU-IFRS(*)
	2005/2004
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in thousands of euros)
Interest and similar revenues
Cash and due from central banks
Domestic	6,004	2,160	8,164
International	84,574	(57,963)	26,611

	90,578	(55,803)	34,775

Due from credit entities
Domestic	48,216	10,598	58,814
International	891,149	333,053	1,224,202

	939,365	343,651	1,283,016

Loans and credits
Domestic	787,100	–	787,100
International	11,235,605	(1,042,720)	10,192,885

	12,022,705	(1,042,720)	10,979,985

Debt securities
Domestic	(183,438)	29,007	(154,431)
International	2,059,835	(1,053,206)	1,006,629

	1,876,397	(1,024,199)	852,198

Other interest earning assets
Domestic	315,875	(219,415)	96,460
International	–	–	–

	315,875	(219,415)	96,460

Total interest-earning assets
Domestic	973,757	(177,650)	796,107
International	14,271,163	(1,820,836)	12,450,327

	15,244,920	(1,998,486)	13,246,434

Investments in equity securities
Domestic	60,480	(125,574)	(65,094)
International	(126,932)	138,564	11,632

	(66,452)	12,990	(53,462)

Total earning assets without hedging operations
Domestic	1,034,237	(303,224)	731,013
International	14,144,231	(1,682,272)	12,461,959

	15,178,468	(1,985,496)	13,192,972

Income from hedging operations
Domestic	2,124,382	–	2,124,382
International	283,700	–	283,700

	2,408,082	–	2,408,082

Total earning assets
Domestic	3,158,619	(303,224)	2,855,395
International	14,427,931	(1,682,272)	12,745,659

	17,586,550	(1,985,496)	15,601,054

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

Volume and rate analysis

	EU-IFRS(*)
	2006/2005
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in thousands of euros)
Interest and similar expenses
Due to credit entities
Domestic	(9,877)	52,080	42,203
International	243,379	(280,539)	(37,160)

	233,502	(228,459)	5,043

Customers deposits
Domestic	139,536	687,160	826,696
International	955,274	(93,903)	861,371

	1,094,810	593,257	1,688,067

Marketable debt securities
Domestic	1,028,374	326,308	1,354,682
International	634,752	(387,177)	247,575

	1,663,126	(60,869)	1,602,257

Subordinated debt
Domestic	127,688	8,949	136,637
International	(34,401)	–	(34,401)

	93,287	8,949	102,236

Equity having the substance of a financial liability
Domestic	–	–	–
International	(33,321)	161	(33,160)

	(33,321)	161	(33,160)

Other interest bearing liabilities
Domestic	68,150	(414,147)	(345,997)
International	530,671	–	530,671

	598,821	(414,147)	184,674

Total interest-bearing liabilities without hedging operations
Domestic	1,353,871	660,350	2,014,221
International	2,296,354	(761,458)	1,534,896

	3,650,225	(101,108)	3,549,117

Expenses from hedging operations
Domestic	(1,936,697)	–	(1,936,697)
International	379,750	–	379,750

	(1,556,947)	–	(1,556,947)

Total interest-bearing liabilities
Domestic	(582,826)	660,350	77,524
International	2,676,104	(761,458)	1,914,646

	2,093,278	(101,108)	1,992,170

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

Volume and rate analysis

	EU-IFRS(*)
	2005/2004
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in thousands of euros)
Interest and similar expenses

Due to credit entities
Domestic	(82,699)	56,838	(25,861)
International	1,757,047	(278,289)	1,478,758

	1,674,348	(221,451)	1,452,897

Customers deposits
Domestic	101,424	194,171	295,595
International	4,690,755	680,806	5,371,561

	4,792,179	874,977	5,667,156

Marketable debt securities
Domestic	687,634	(147,140)	540,494
International	1,785,742	63,013	1,848,755

	2,473,376	(84,127)	2,389,249

Subordinated debt
Domestic	136,401	24,517	160,918
International	620,083	69,629	689,712

	756,484	94,146	850,630

Equity having the substance of a financial liability
Domestic	–	–	–
International	(43,028)	9,465	(33,563)

	(43,028)	9,465	(33,563)

Other interest bearing liabilities
Domestic	597,414	(523,391)	74,023
International	–	–	–

	597,414	(523,391)	74,023

Total interest-bearing liabilities without hedging operations
Domestic	1,440,174	(395,005)	1,045,169
International	8,810,599	544,624	9,355,223

	10,250,773	149,619	10,400,392

Expenses from hedging operations
Domestic	1,953,045	–	1,953,045
International	139,642	–	139,642

	2,092,687	–	2,092,687

Total interest-bearing liabilities
Domestic	3,393,219	(395,005)	2,998,214
International	8,950,241	544,624	9,494,865

	12,343,460	149,619	12,493,079

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

Assets
Earning Assets—Yield Spread
The following table analyzes, by domicile of customer, our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the years indicated. You should read this table and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.
Earning Assets — Yield Spread

	EU-IFRS(*)
	Year Ended December 31,
	2004	2005	2006
	(in thousands of euros, except percentages)
Average earning assets
Domestic	181,548,550	228,146,931	264,121,285
International	160,998,022	406,451,152	483,217,935

	342,546,572	634,598,083	747,339,220

Interest and dividends on equity securities (1)
Domestic	6,643,634	9,499,029	9,973,761
International	11,189,754	23,935,413	27,271,173

	17,833,388	33,434,442	37,244,934

Net interest income
Domestic	3,226,020	3,083,201	3,480,409
International	4,335,484	7,586,278	9,007,392

	7,561,504	10,669,479	12,487,801

Gross yield (2)
Domestic	3.66%	4.16%	3.78%
International	6.95%	5.89%	5.64%

	5.21%	5.27%	4.98%

Net yield (3)
Domestic	1.78%	1.35%	1.32%
International	2.69%	1.87%	1.86%

	2.21%	1.68%	1.67%

Yield spread (4)
Domestic	1.58%	1.42%	1.49%
International	2.51%	1.56%	1.36%

	1.99%	1.55%	1.49%

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

(1)	Dividends on equity securities include dividends from companies accounted for by the equity method.

(2)	Gross yield is the quotient of interest and dividends on equity securities divided by average earning assets.

(3)	Net yield is the quotient of net interest income (that includes dividends on equity securities) divided by average earning assets.

(4)
Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Results of Operations for Santander Group – Net Interest Income”.

Return on Equity and Assets
The following table presents our selected financial ratios for the years indicated.

	EU-IFRS(*)
	Year Ended December 31,
	2004	2005	2006
ROA: Return on average total assets	1.01%	0.91%	1.00%
ROE: Return on average stockholders’ equity	19.74%	19.86%	21.39%
PAY-OUT: Dividends per average share as a percentage of net attributable income per average share	50.95%	41.88%	42.87%
Average stockholders’ equity as a percentage of average total assets	4.62%	4.24%	4.36%

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
Interest-Earning Assets
The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.
Interest earning assets

	EU-IFRS(*)
	Year Ended December 31,
	2004	2005	2006
Cash and due from Central Banks
Domestic	0.84%	0.51%	0.27%
International	1.64%	1.37%	1.73%

	2.48%	1.88%	2.00%

Due from credit entities
Domestic	3.63%	2.21%	1.60%
International	8.92%	8.33%	6.81%

	12.55%	10.54%	8.41%

Loans and credits
Domestic	37.04%	22.77%	24.67%
International	23.28%	40.26%	41.40%

	60.32%	63.03%	66.07%

Debt securities
Domestic	8.94%	3.79%	2.78%
International	12.43%	14.72%	14.72%

	21.37%	18.51%	17.50%

Other interest earning assets
Domestic	3.28%	6.04%	6.02%
International	–	–	–

	3.28%	6.04%	6.02%

Total interest-earning assets
Domestic	53.73%	35.32%	35.34%
International	46.27%	64.68%	64.66%

	100.00%	100.00%	100.00%

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

Loans and Advances to Credit Institutions
The following tables show our short-term funds deposited with other banks at each of the dates indicated.

	EU-IFRS(*)
	At December 31,
	2004	2005	2006
	(in thousands of euros)
Reciprocal accounts	118,536	345,104	503,299
Time deposits	23,204,031	21,962,472	16,842,601
Reverse repurchase agreements	31,495,786	33,634,326	37,010,008
Other accounts	3,561,421	3,831,120	5,818,630

	58,379,774	59,773,022	60,174,538

Less- Impairment allowances	(53,879)	(36,046)	(12,727)

	58,325,895	59,736,976	60,161,811

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
The table below contains information prepared under previous Spanish GAAP, which is not comparable to information prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. For a description of the differences between these accounting standards, see Note 57 to our consolidated financial statements.

	Previous Spanish GAAP
	At December 31,
	2002	2003
	(in thousands of euros)
Demand deposits-
Current accounts	105,816	103,734
Clearing House	–	–
Other accounts	3,043,095	1,599,804

	3,148,911	1,703,538

Other deposits-
Deposits in credit entities	15,865,145	14,635,787
Securities purchased under agreements to resell	21,332,856	21,390,247

	37,198,001	36,026,034
Less- Allowance for credit losses(1)	(90,522)	(111,735)

	40,256,390	37,617,837
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

Investment Securities
At December 31, 2006, the book value of our investment securities was €136.8 billion (representing 16.4% of our total assets). These investment securities had a yield of 3.33% in 2006, compared with a yield of 2.98% in 2005, and a yield of 4.72% earned during 2004. €12.6 billion, or 9.2%, of our investment securities consisted of Spanish Government and government agency securities. For a discussion of how we value our investment securities, see Note 2 to our consolidated financial statements.

The following tables show the book values of our investment securities by type and domicile of counterparty at each of the dates indicated.

	EU-IFRS(*)
	At December 31,
	2004	2005	2006
	(in thousands of euros)
Debt securities
Domestic-
Spanish Government	17,252,328	19,595,333	12,596,984
Other domestic issuer:
Public authorities	217,457	121,328	179,317
Other domestic issuer	5,652,988	6,569,398	5,900,637

Total domestic	23,122,773	26,286,059	18,676,938
International-
United States:
U.S. Treasury and other U.S. Government agencies	1,397,595	874,569	1,073,246
States and political subdivisions	691,401	95,167	50,218
Other securities	6,153,787	5,331,903	5,707,115

Total United States	8,242,783	6,301,639	6,830,579
Other:
Governments	13,995,188	70,913,815	21,127,122
Other securities	67,063,965	56,244,892	68,042,118
Total Other	81,059,153	127,158,707	89,169,240

Total International	89,301,936	133,460,346	95,999,820

Less- Allowance for credit losses	(212,423)	(80,000)	(90,322)
Less- Price fluctuation allowance	(7,212)	–	–

Total Debt Securities	112,205,074	159,666,405	114,586,436

Equity securities
Domestic	4,231,724	7,556,389	7,312,113
International-
United States	291,239	247,711	604,922
Other	22,056,652	36,485,513	14,270,821

Total international	22,347,891	36,733,224	14,875,743

Less- Price fluctuation allowance	(30,925)	(17,658)	(13,859)

Total Equity Securities	26,548,690	44,271,955	22,173,997

Total Investment Securities	138,753,764	203,938,360	136,760,433

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. See main differences between both accounting standards in Note 57 to our consolidated financial statements.

	Previous Spanish GAAP
	At December 31,	At December 31,
	2002	2003
	(in thousands of euros)
Debt securities
Domestic-
Spanish Goverment	24,988,526	31,118,523
Other domestic issuer:
Public authorities	216,012	275,146
Other domestic issuer	2,802,959	5,327,211

Total domestic	28,007,497	36,720,880
International-
United States:
U.S. Treasury and other U.S. Government agencies	596,589	1,140,134
States and political subdivisions	2,145,256	98,306
Other securities	781,884	696,328

Total United States	3,523,729	1,934,768
Other:
Governments	19,896,934	26,542,838
Other securities	5,980,499	10,434,092
Total Other	25,877,433	36,976,930

Total International	29,401,162	38,911,698

Less- Allowance for credit losses	(135,552)	(185,978)
Less- Price fluctuation allowance	(198,453)	(61,682)

Total Debt Securities	57,074,654	75,384,918

Equity securities
Domestic	3,849,006	4,766,673
International-
United States	57,359	346,003
Other	4,530,102	5,900,207

Total international	4,587,461	6,246,210

Less- Price fluctuation allowance	(569,715)	(948,761)

Total Equity Securities	7,866,752	10,064,122

Total Investment Securities	64,941,406	85,449,040

The following table analyzes the aggregate book value and aggregate market value of the securities of single issuers, other than the Government of the United States, that exceeded 10% of our stockholders’ equity as of December 31, 2006 (and other debt securities with aggregate values near to 10% of our stockhoders’ equity).

	Aggregate as of December 31, 2006
	Book value	Market value
	(in thousands of euros)
Debt securities:
Exceed 10% of stockholders’ equity:
Mexican Government	16,983,417	16,983,417
Brazilian Government	13,157,126	13,157,126
Spanish Government	12,776,301	12,776,301
Near 10% of sotckholders’ equity:
Lloyds TSB Group plc	3,389,743	3,389,743
HBOS plc	3,051,027	3,051,027
The following table analyzes the maturities and weighted average yields of our debt investment securities (before impairment allowances) at December 31, 2006. Yields on tax-exempt obligations have not been calculated on a tax-equivalent basis because we do not believe the effect of such a calculation would be material.

	At December 31, 2006
		Maturing	Maturing
	Maturing	Between	Between	Maturing
	Within	1 and	5 and	After
	1 Year	5 Years	10 Years	10 Years	Total
	(in thousands of euros)
DEBT SECURITIES
Domestic:
Spanish Government	4,649,274	3,356,227	3,807,182	784,302	12,596,984
Other domestic issuer:
Public authorities	27,734	8,451	134,374	8,758	179,317
Other domestic issuer	481,848	1,495,657	1,327,062	2,596,070	5,900,637

Total domestic	5,158,856	4,860,335	5,268,618	3,389,129	18,676,938

International:
United States:
U.S. Treasury and other U.S. Government agencies	417,116	462,481	24,558	169,090	1,073,246
States and political subdivisions	1,174	13,670	19,477	15,897	50,218
Other securities	1,203,079	1,662,495	2,190,771	650,770	5,707,115

Total United States	1,621,369	2,138,646	2,234,807	835,757	6,830,579

Other:
Governments	7,933,468	6,043,845	3,523,930	3,625,880	21,127,122
Other securities	26,192,304	27,787,898	7,814,286	6,247,631	68,042,118

Total Other	34,125,772	33,831,743	11,338,216	9,873,510	89,169,240

Total International	35,747,141	35,970,389	13,573,022	10,709,268	95,999,820

Total debt investment securities	40,905,997	40,830,724	18,841,640	14,098,397	114,676,758

Loan Portfolio
At December 31, 2006, our total loans and advances to customers equaled €531.5 billion (63.7% of our total assets). Net of allowances for credit losses, loans and advances to customers equaled €523.3 billion (62.8% of our total assets). In addition to loans, we had outstanding at December 31, 2002, 2003, 2004, 2005 and 2006, €49.1 billion, €48.6 billion, €63.1 billion, €77.7 billion and €91.7 billion, respectively, of undrawn balances available to third parties (2002 and 2003 calculated under previous Spanish GAAP).

Loans by Geographic Area and Type of Customer
The following tables analyze our loans and advances to customers (including securities purchased under agreement to resell), by domicile and type of customer, at each of the dates indicated (as prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004).

	EU-IFRS(*)
	At December 31,
	2004	2005	2006
	(in thousands of euros)
Borrowers in Spain:
Spanish Government	5,741,016	5,242,938	5,328,526
Commercial, financial, agricultural and industrial	48,110,367	54,799,113	71,412,545
Real estate-construction	5,417,473	7,834,447	12,391,306
Real estate-mortgage	53,456,477	65,940,697	81,718,186
Installment loans to individuals	11,295,350	14,343,281	20,058,666
Lease financing	6,097,620	7,276,200	8,668,599
Other	2,764,974	3,345,467	5,668,234

Total	132,883,277	158,782,143	205,246,062
Borrowers outside Spain:
Governments	5,713,770	6,608,103	4,969,713
Banks and other financial institutions	17,681,264	2,109,420	767,765
Commercial and industrial	55,500,956	108,145,797	128,438,265
Mortgage loans	144,827,500	161,147,496	177,631,731
Other	19,588,512	6,645,761	14,455,772

Total	243,312,002	284,656,577	326,263,246

Total loans and leases, gross	376,195,279	443,438,720	531,509,308

Allowance for possible loan losses	(6,845,215)	(7,609,925)	(8,163,444)

Loans and leases, net of allowances	369,350,064	435,828,795	523,345,864

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

The table below contains information prepared under previous Spanish GAAP, which is not comparable to information prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. See main differences between both accounting standards in Note 57 to our consolidated financial statements.

	Previous Spanish GAAP
	At December 31,
	2002	2003
	(in thousands of euros)
Borrowers in Spain:
Spanish Government	4,897,118	5,487,358
Commercial, financial, agricultural and industrial	37,407,850	40,082,919
Real estate-construction	3,537,343	4,048,386
Real estate-mortgage	30,940,525	41,091,269
Installment loans to individuals	10,579,255	8,894,956
Lease financing	4,441,411	5,198,113
Other	1,969,754	4,199,954

Total	93,773,256	109,002,955
Borrowers outside Spain:
Governments	10,303,475	5,824,432
Banks and other financial institutions	726,373	1,398,685
Commercial and industrial	28,371,091	37,915,142
Mortgage loans	—	—
Other (1)	34,736,966	23,479,482

Total	74,137,905	68,617,741

Total loans and leases, gross	167,911,161	177,620,696

Allowance for possible loan losses	(4,938,204)	(5,116,683)

Loans and leases, net of allowances	162,972,957	172,504,013

(1)
Of which €14.9 billion and €11.9 billion, respectively, at December 31, 2002 and 2003, are real-estate mortgages. The remaining amount corresponds to other types of customers, with no “loan concentration” as defined by Item III-C of Industry Guide 3.

At December 31, 2006, our loans and advances to associated companies and jointly controlled entities amounted to €246 million (see “Item 7. Major Shareholders and Related Party Transactions —B. Related party transactions”). Excluding government-related loans and advances, the largest outstanding exposure at December 31, 2006 was €5.1 billion (1.0% of total loans and advances, including government-related loans), and the five next largest exposures totaled €9.1 billion (1.7% of total loans, including government-related loans).

Maturity
The following table sets forth an analysis by maturity of our loans and advances to customers by domicile and type of customer at December 31, 2006.

	Maturity
	Less than		One to five		Over five
	one year		years		years		Total
		% of		% of		% of		% of
	Balance	Total	Balance	Total	Balance	Total	Balance	Total
	(in thousands of euros, except percentages)
Loans to borrowers in Spain:
Spanish Government	1,971,727	1.30%	808,118	0.69%	2,548,681	0.97%	5,328,526	1.00%
Commercial, financial, agriculture and industrial	33,934,204	22.35%	20,879,651	17.91%	16,598,690	6.31%	71,412,545	13.44%
Real estate:
Construction	898,773	0.59%	2,099,890	1.80%	9,392,643	3.57%	12,391,306	2.33%
Mortgage	3,353,484	2.21%	5,761,156	4.94%	72,603,546	27.59%	81,718,186	15.37%
Installment loans to individuals	5,391,501	3.55%	8,054,818	6.91%	6,612,347	2.51%	20,058,666	3.77%
Lease financing	3,123,383	2.06%	4,438,895	3.81%	1,106,321	0.42%	8,668,599	1.63%
Other	3,471,108	2.29%	1,858,656	1.59%	338,470	0.13%	5,668,234	1.07%

Total borrowers in Spain	52,144,180	34.35%	43,901,184	37.66%	109,200,698	41.50%	205,246,062	38.62%

Loans to borrowers outside Spain:
Other Governments	2,916,081	1.92%	1,305,444	1.12%	748,188	0.28%	4,969,713	0.94%
Financial	673,488	0.44%	71,049	0.06%	23,228	0.01%	767,765	0.14%
Commercial and Industrial	77,860,212	51.29%	38,058,181	32.65%	12,519,872	4.76%	128,438,265	24.16%
Mortgage loans	10,662,373	7.02%	27,238,508	23.37%	139,730,850	53.10%	177,631,731	33.42%
Other	7,540,726	4.97%	5,997,627	5.14%	917,419	0.35%	14,455,772	2.72%

Total loans to borrowers outside Spain	99,652,880	65.65%	72,670,809	62.34%	153,939,557	58.50%	326,263,246	61.38%

Total loans and leases, gross	151,797,060	100.00%	116,571,993	100.00%	263,140,255	100.00%	531,509,308	100.00%
Fixed and Variable Rate Loans
The following table sets forth a breakdown of our fixed and variable rate loans having a maturity of more than one year at December 31, 2006.

	Fixed and variable rate loans
	having a maturity of more than one year
	Domestic	International	Total
	(in thousands of euros, except percentages)

Fixed rate	26,988,115	84,943,844	111,931,959
Variable rate	126,189,857	141,590,432	267,780,289

Total	153,177,972	226,534,276	379,712,248

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

	EU-IFRS(*)
	2004		2005		2006
		% of		% of		% of
		total		total		total
		assets		assets		assets
	(in thousands of euros, except percentages)
OECD Countries: (1)
United Kingdom	5,411,129	0.94%	15,492,849	1.91%	15,221,206	1.83%
United States	12,021,223	2.09%	11,797,617	1.46%	8,182,442	0.98%
France	1,982,782	0.34%	22,992,147	2.84%	7,614,250	0.91%
Germany	2,449,377	0.43%	19,405,650	2.40%	3,470,054	0.42%
Italy	1,171,670	0.20%	2,539,602	0.31%	1,835,052	0.22%
Ireland	7,989,843	1.39%	841,519	0.10%	587,834	0.07%
Other OECD Countries (2)	3,279,864	0.57%	7,610,573	0.94%	16,947,351	2.03%

Total OECD	34,305,888	5.96%	80,679,957	9.97%	53,858,189	6.46%

Non-OECD Countries:
Latin American Countries (2) (3)	4,310,301	0.75%	8,937,626	1.10%	7,585,080	0.91%
Other (2)	3,982,155	0.69%	4,670,386	0.58%	9,896,129	1.19%

Total Non-OECD	8,292,456	1.44%	13,608,012	1.68%	17,481,209	2.10%

Total	42,598,344	7.40%	94,287,969	11.65%	71,339,398	8.56%

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

(1)	The Organization for Economic Cooperation and Development.

(2)	Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.

(3)
With regards to these cross-border outstandings, at December 31, 2004, 2005 and 2006, we had allowances for country-risk equal to €83.3, €281.4 million, €140.6 million, respectively. Such allowances for country-risk exceeded the Bank of Spain’s minimum requirements at such dates.

The following table sets forth the amounts of our cross-border outstandings as of December 31 of each year by type of borrower where outstandings in the borrower’s country exceeded 0.75% of total assets.

		Banks and other
		Financial	Commercial and
	Government	Institutions	Industrial	Total
	(in thousands of euros)
2004
United States	26,902	11,481,187	513,134	12,021,223
Ireland	—	30,915	7,958,928	7,989,843
United Kingdom	12,558	4,990,900	407,671	5,411,129

Total	39,460	16,503,002	8,879,733	25,422,195

2005
France	15,000,031	6,695,742	1,296,374	22,992,147
Germany	15,020,893	4,053,190	331,567	19,405,650
United Kingdom	144	13,113,700	2,379,005	15,492,849
United States	152,942	9,131,079	2,513,596	11,797,617

Total	30,174,010	32,993,711	6,520,542	69,688,263

2006
United Kingdom	5,005	10,070,366	5,145,835	15,221,206
United States	397,945	4,276,080	3,508,417	8,182,442
France	149,656	5,867,658	1,596,936	7,614,250

Total	552,606	20,214,104	10,251,188	31,017,898
Classified Assets
In the following pages, we describe Bank of Spain requirements for classification of non-performing assets and credit loss recognition. Unlike under U.S. GAAP, Bank of Spain’s Circular 4/2004 establishes a credit loss recognition process that is independent of the process for balance sheet classification and removal of impaired loans from the balance sheet. In Notes 58.2 and 58.3 to our consolidated financial statements, we include a summary of significant valuation and income recognition differences under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP and a net income and stockholders’ equity reconciliation.
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
•Credits made to banks;
• Credits personally, jointly and unconditionally guaranteed by banks or mutual guaranty companies payable on first demand;
• Credits guaranteed under the name of the “Fondo de Garantía de Depósitos” if their credit risk quality is comparable with that of the European Union; or
• All credits collateralized by cash or by money market and treasury funds or securities issued by the central administrations or credit entities of countries listed in category 1 for country-risk purposes when the outstanding exposure is 90% or less than the redemption value of the money market and treasury funds and of the market value of the securities given as collateral.
(ii) Low risk	Assets in this category include:
• assets qualified as collateral for monetary policy transactions in the European System of Central Banks, except those included in (i) above;
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
(iii) Medium-low risk	Assets in this category include financial leases and mortgages and pledges on tangible assets that are not included in other categories, provided that the estimated value of the financial leases and the collateral totally covers the outstanding risk.
(iv) Medium risk	Assets in this category include those with Spanish residents or residents of countries classified in categories 1 or 2, provided that such assets are not included in other categories.

(v) Medium-high risk	Assets in this category include (unless these assets qualify as “high risk” assets) loans to individuals for the acquisition of durable consumption goods, other goods or current services not for professional use, except those registered in the Registry of Sales of Movable Assets (“Registro de Ventas de Bienes Muebles”); and risks with residents of countries classified in categories 3 to 6, to the extent not covered by country-risk allowances.
(vi) High risk	Assets in this category include credit card balances; current account overdrafts and excesses in credit accounts (except those included in categories (i) and (ii)).
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
c) Non-Performing Past-Due Assets
The Bank of Spain requires Spanish banks to classify as non-performing the entire outstanding principal amount and accrued interest on any loan, fixed-income security, guarantee and certain other extensions of credit on which any payment of principal or interest or agreed cost is 90 days or more past due (“non-performing past-due assets”).
In relation to the aggregate risk exposure (including off-balance sheet risks) to a single obligor, if the amount of non-performing balances exceeds 25% of the total outstanding risks (excluding non-accrued interest on loans to such borrower), then the bank must classify all outstanding risks to such borrower as non-performing.
Once any portion of a loan is classified as non-performing, the entire loan is placed on a non-accrual status. Accordingly, even the portion of any such loan which may still be identified as performing will be recorded on non-accrual status.
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
Because the Bank of Spain does not permit partial write-offs of impaired loans, when a loan is deemed partially uncollectible, the credit loss is charged against earnings through provisions to credit allowances instead of through partial write-offs of the loan. If a loan becomes entirely uncollectible, its allowance is increased until it reaches 100% of the loan balance. Generally, credit loss recognition under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 is similar in amounts and in time to credit loss recognition under U.S. GAAP.

The credit loss recognition process is independent of the process for the removal of impaired loans from the balance sheet. The entire loan balance is kept on the balance sheet until any portion of it has been classified as non-performing for 4 years, or up to 6 years for some secured mortgage loans (maximum period established in the Bank of Spain’s Circular 4/2004), depending on our management’s view as to the recoverability of the loan. After that period the loan balance and its 100% specific allowance are removed from the balance sheet and recorded in off-balance sheet accounts, with no resulting impact on net income at that time. Under U.S. GAAP, this loan would be removed from the balance sheet earlier.
f) Country-Risk Outstandings
The Bank of Spain requires Spanish banks to classify as country-risk outstandings all loans, fixed-income securities and other outstandings to any countries, or residents of countries, that the Bank of Spain has identified as being subject to transfer risk or sovereign risk and the remaining risks derived from the international financial activity.
All outstandings should be assigned to the country of residence of the client except in the following cases:
•	Outstandings guaranteed by residents in other countries in a better category should be classified in the category of the guarantor.

•	Fully secured loans, when the security covers sufficiently the outstanding risk and can be enforced in Spain or in any other “category 1” country, should be classified as category 1.

•	Outstanding risks with foreign branches of a bank should be classified according to the residence of the headquarters of those branches.
The Bank of Spain has established six categories to classify such countries, as shown in the following table:

Country-Risk Categories	Description

1	European Union, Norway, Switzerland, Iceland, USA, Canada, Japan, Australia and New Zealand
2	Low risk countries not included in 1
3	Countries with transitory difficulties
4	Countries with serious difficulties
5	Doubtful countries
6	Bankrupt countries
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

•	Charged-off assets: All other outstandings in category 6 except when they should be classified as charged-off assets due to credit risk attributable to the client.
Among others, the Bank of Spain excludes from country-risk outstandings:
• regardless of the currency of denomination of the asset, risks with residents in a country registered in subsidiary companies or multigroup companies in the country of residence of the holder;
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
Non-Accrual of Interest Requirements
According to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, we stop accruing interest on the entire principal amount of any asset that is classified as an impaired asset and on category 3 (transitory difficulties), category 4 (serious difficulties), category 5 (doubtful) and category 6 (bankrupt) country-risk outstandings, whether or not they are classified as impaired. The banks must account for such collected interest on a cash basis, recording interest payments as interest income when collected.
The following table shows the amount of interest owed on non-accruing assets and the amount of such interest that was received:

	EU-IFRS(*)
	At December 31,
	2004	2005	2006
	(in thousands of euros)
Interest owed on non-accruing assets
Domestic	36,273	38,751	49,537
International	184,083	273,834	218,216
Total	220,363	312,585	267,754
Interest received on non-accruing assets
Domestic	83,535	79,183	86,370
International	105,273	77,602	70,435
Total	188,808	156,785	156,805

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
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
Non-Performing Past-Due Assets. Except for fully secured past-due mortgage assets and financial leases on certain types of properties, the Bank of Spain requires Spanish banks to set aside specific allowances for non-performing past-due assets. The minimum required allowance is the product of the amount of the asset treated as non-performing (see “—Bank of Spain Classification Requirements—Non-Performing Past-Due Assets” above) times the percentages set forth in the following table. The allowance must be maintained for so long as the non-performing portion of the asset is carried as an asset on the banks’ balance sheets.

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
The only exception to these requirements is that when a bank treats otherwise performing assets to a single borrower as non-performing because non-performing assets exceed 25% of the bank’s total exposure to the borrower as set forth in “—Bank of Spain Classification Requirements—Non-Performing Past-Due Assets” above, the Bank of Spain requires the bank to carry an allowance of 1% against any asset that has no overdue principal or interest payments.
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
Other Non-Performing Assets. If a non-performing asset is an “other non-performing asset”, see “—Bank of Spain Classification Requirements—Other Non-Performing Assets”, the amount of the required allowance will be the difference between the amount outstanding and the current value of the expected collectable cash flows. The minimum allowance will be 25% and up to 100% of the amounts treated as non-performing, depending on management’s opinion of the loan recovery expectations. When the treatment of such asset as a non-performing asset is due to, in management’s opinion, an inadequate financial or economical condition of the borrower, and the amount estimated as non-collectible is less than 25% of the outstanding debt, the amount of the required allowance will be at least 10% of the outstanding debt.

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
Allowances for Country-Risk
The Bank of Spain requires Spanish banks to set aside an allowance for country-risk on all country-risk outstandings. See the above sub-section entitled “—Bank of Spain Classification Requirements—Country-Risk Outstandings”. The amount of the required provision is the product of the amount of the outstanding loans and credits and off-balance sheet risks times the percentages set forth in the following table.

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
The Bank of Spain requires Spanish banks to charge-off immediately those non-performing assets that management believes will never be repaid or that were made to category 6 (“bankrupt”) countries or residents of such category 6 countries. See the above sub-section entitled “—Bank of Spain Classification Requirements—Country-Risk Outstandings”. Otherwise, the Bank of Spain requires Spanish banks to charge-off non-performing assets four years after they were classified as non-performing. Spanish banks may carry fully secured past-due mortgage loans beyond this four-year deadline for up to six years if there are objective factors that indicate an improved likelihood of recovery. Accordingly, even if allowances have been established equal to 100% of a non-performing asset (in accordance with the Bank of Spain criteria discussed above), the Spanish bank may maintain that non-performing asset, fully provisioned, on its balance sheet for the full four or six-year period if management believes based on objective factors that there is some possibility of recoverability of that asset.

Movements in Allowances for Credit Losses
The following table analyzes movements in our allowances for credit losses and movements, by domicile of customer, for the years indicated. See “Presentation of Financial and Other Information”. For further discussion of movements in the allowances for credit losses, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Impairment Losses (net)”.

	EU-IFRS(*)
	Year Ended December 31,
	2004	2005	2006
	(in thousands of euros)
Allowance for credit losses at beginning of year
Borrowers in Spain	1,849,001	2,836,564	3,664,349
Borrowers outside Spain	3,172,452	4,160,864	4,092,326

Total	5,021,453	6,997,428	7,756,675

Inclusion of acquired companies’ credit loss allowances
Borrowers in Spain	1,972	—	—
Borrowers outside Spain	1,044,042	4,006	164,530

Total	1,046,014	4,006	164,530

Recoveries of loans previously charged off (1)
Borrowers in Spain	145,591	105,800	123,566
Borrowers outside Spain	259,777	381,217	428,040

Total	405,368	487,017	551,606

Net provisions for credit losses (1)
Borrowers in Spain	868,520	746,519	793,898
Borrowers outside Spain	713,220	1,009,527	1,689,730

Total	1,581,740	1,756,046	2,483,628

Charge offs against credit loss allowance
Borrowers in Spain	(344,392)	(226,036)	(269,559)
Borrowers outside Spain	(681,036)	(1,293,458)	(2,100,306)

Total	(1,025,428)	(1,519,494)	(2,369,865)

Other movements (2)	(31,719)	31,672	(298,446)

Allowance for credit losses at end of year
Borrowers in Spain	2,836,564	3,664,349	4,318,320
Borrowers outside Spain	4,160,864	4,092,326	3,969,808

Total	6,997,428	7,756,675	8,288,128

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

(1)
We have not included separate line items for charge-offs of loans not previously provided for (loans charged-off against income) and recoveries of loans previously charged-off as these are not permitted under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

(2)	The shift in “Other Movements” from 2004 to 2005, and to 2006 principally reflects foreign exchange differences.

The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
Movements in Allowances for Credit Losses

	Previous Spanish GAAP
	Year Ended December 31,
	2002	2003
	(in thousands of euros)
Allowance for credit losses at beginning of year
Borrowers in Spain	1,771,321	1,725,606
Borrowers outside Spain	3,811,553	3,438,672

Total	5,582,874	5,164,278

Inclusion of acquired companies’ credit loss allowances
Borrowers in Spain	—	—
Borrowers outside Spain	9,034	—

Total	9,034	—

Loans charged off against income (1)
Borrowers in Spain	(14,921)	(12,729)
Borrowers outside Spain	(117,474)	(91,110)

Total	(132,395)	(103,839)

Recoveries of loans previously charged off (1)
Borrowers in Spain	141,850	108,722
Borrowers outside Spain	251,804	248,765

Total	393,654	357,487

Net provisions for credit losses (1)
Borrowers in Spain	318,656	681,234
Borrowers outside Spain	1,329,536	814,453

Total	1,648,192	1,495,687

Charge-offs against credit loss allowance
Borrowers in Spain	(249,757)	(259,366)
Borrowers outside Spain	(1,223,617)	(811,719)

Total	(1,473,374)	(1,071,085)

Other movements (2)	(863,707)	(428,132)

Allowance for credit losses at end of year
Borrowers in Spain	1,725,606	1,681,017
Borrowers outside Spain	3,438,672	3,733,379

Total	5,164,278	5,414,396

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

(2)	The shift in “Other Movements” from 2002, to 2003 principally reflects foreign exchange differences.

The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the years indicated.

	EU-IFRS(*)
	Year Ended December 31,
	2004	2005	2006
	(in thousands of euros)
Recoveries of loans previously charged off-
Domestic:
Commercial, financial, agricultural, Industrial	60,113	51,649	37,879
Real estate-construction	2,488	140	5,646
Real estate-mortgage	24,799	5,226	11,249
Installment loans to individuals	44,340	32,303	59,726
Lease finance	4,050	2,903	5,023
Other	9,800	13,579	4,043
Total Borrowers in Spain	145,591	105,800	123,566
Borrowers outside Spain
Government and official institutions	1,958	1	1,126
Bank and other financial institutions	10,373	1,691	21
Commercial and industrial	141,324	292,279	299,302
Mortgage loans	8,288	3,468	7,751
Other	97,834	83,778	119,840
Borrowers outside Spain	259,777	381,217	428,040
Total	405,368	487,017	551,606
Net provisions for credit losses-
Domestic:
Commercial, financial, agricultural, Industrial	333,801	296,879	405,914
Real estate-construction	(621)	49,925	20,430
Real estate-mortgage	46,016	62,526	96,209
Installment loans to individuals	121,574	161,027	278,223
Lease finance	22,977	19,838	55,894
Other	344,774	156,324	(62,772)
Total Borrowers in Spain	868,520	746,519	793,898
Borrowers outside Spain
Government and official institutions	(5,085)	16,836	2,035
Bank and other financial institutions	46,117	1,698	72,479
Commercial and industrial	472,200	829,058	1,128,005
Mortgage loans	64,375	88,812	11,378
Other	135,613	73,123	475,833
Borrowers outside Spain	713,220	1,009,527	1,689,730
Total	1,581,740	1,756,046	2,483,628
Charge offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, Industrial	(158,248)	(113,357)	(55,982)
Real estate-construction	(667)	(8)	(18,911)
Real estate-mortgage	(36,253)	(14,674)	(7,284)
Installment loans to individuals	(113,652)	(67,554)	(184,218)
Lease finance	(2,249)	(8,007)	(1,775)
Other	(33,323)	(22,436)	(1,389)
Total Borrowers in Spain	(344,392)	(226,036)	(269,559)
Borrowers outside Spain
Government and official institutions	(1,706)	—	(174)
Bank and other financial institutions	(85,339)	(86)	(12,189)
Commercial and industrial	(551,804)	(1,120,180)	(1,333,617)
Mortgage loans	(4,923)	(30,562)	(46,603)
Other	(37,265)	(142,630)	(707,723)
Borrowers outside Spain	(681,036)	(1,293,458)	(2,100,306)

Total	(1,025,428)	(1,519,494)	(2,369,865)

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

	Previous Spanish GAAP
	Year Ended December 31,
	2002	2003
	(in thousands of euros)
Loans charged off against income-
Borrowers in Spain:
Commercial, financial, agricultural, Industrial	(685)	(2,917)
Real estate-construction	(4)	(3)
Real estate-mortgage	(465)	(1,042)
Installment loans to individuals	(10,927)	(7,763)
Lease finance	(2,491)	(992)
Other	(349)	(12)
Total Borrowers in Spain	(14,921)	(12,729)
Borrowers outside Spain
Government and official institutions	—	—
Bank and other financial institutions	—	(2,762)
Commercial and industrial	(71,433)	(15,384)
Other	(46,041)	(72,964)
Total borrowers outside Spain	(117,474)	(91,110)

Total	(132,395)	(103,839)
Recoveries of loans previously charged off-
Domestic:
Commercial, financial, agricultural, Industrial	58,131	47,069
Real estate-construction	478	425
Real estate-mortgage	24,847	15,164
Installment loans to individuals	38,117	35,389
Lease finance	3,981	1,644
Other	16,296	9,031
Total Borrowers in Spain	141,850	108,722
Borrowers outside Spain
Government and official institutions	—	1,766
Bank and other financial institutions	3,097	13,485
Commercial and industrial	121,316	109,577
Other	127,391	123,937
Borrowers outside Spain	251,804	248,765

Total	393,654	357,487
Provisions for credit losses-
Domestic:
Commercial, financial, agricultural, Industrial	119,155	318,538
Real estate-construction	1,139	759
Real estate-mortgage	17,632	18,973
Installment loans to individuals	93,545	91,799
Lease finance	19,007	36,267
Other	68,178	214,898
Total Borrowers in Spain	318,656	681,234
Borrowers outside Spain
Government and official institutions	(1,966)	(3,350)
Bank and other financial institutions	69,459	(19,983)
Commercial and industrial	892,446	434,725
Other	369,597	403,061
Borrowers outside Spain	1,329,536	814,453

Total	1,648,192	1,495,687
Charge offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, Industrial	(112,943)	(154,360)
Real estate-construction	(197)	(811)
Real estate-mortgage	(11,506)	(19,109)
Installment loans to individuals	(61,131)	(59,334)
Lease finance	(1,085)	(1,885)
Other	(62,895)	(23,867)
Total Borrowers in Spain	(249,757)	(259,366)
Borrowers outside Spain
Government and official institutions	—	(451)
Bank and other financial institutions	(665)	(196,662)
Commercial and industrial	(384,373)	(288,151)
Other	(838,579)	(326,455)
Borrowers outside Spain	(1,223,617)	(811,719)

Total	(1,473,374)	(1,071,085)

Allowances for Credit Losses

	EU-IFRS(*)
	December 31,
	2004	%	2005	%	2006	%
	(in thousands of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	1,494,605	21.36	2,056,003	26.51	2,302,546	27.78
Real estate-construction	7,929	0.11	270,369	3.49	267,771	3.23
Real estate-mortgage	206,461	2.95	243,335	3.14	457,132	5.52
Installment loans to individuals	491,698	7.03	612,564	7.90	889,283	10.73
Lease finance	105,101	1.50	98,830	1.27	166,542	2.01
Other	530,771	7.59	383,248	4.94	235,046	2.84

Total Borrowers in Spain	2,836,564	40.54	3,664,349	47.24	4,318,320	52.10
Borrowers outside Spain
Government and official institutions	53,966	0.77	41,302	0.53	30,054	0.36
Bank and other financial institutions	176,115	2.52	68,122	0.88	149,729	1.81
Commercial and industrial	3,551,929	50.76	3,413,736	44.01	2,670,075	32.22
Mortgage loans	199,022	2.84	363,980	4.69	831,972	10.04
Other	179,832	2.57	205,186	2.65	287,978	3.47

Total borrowers outside Spain	4,160,864	59.46	4,092,326	52.76	3,969,808	47.90

Total	6,997,428	100.00	7,756,675	100.00	8,288,128	100.00

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
Impaired Assets
The following tables show our impaired assets, excluding country-risk. We do not keep records classifying assets as non-accrual, past due, restructured or potential problem loans, as those terms are defined by the SEC. However, we have estimated the amount of our assets that would have been so classified, to the extent possible, below.

	EU-IFRS(*)
	At December 31,
Non-performing assets	2004	2005	2006
	(in thousands of euros, except percentages)
Past-due and other non-performing assets (1) (2) (3):
Domestic	1,018,088	1,110,784	1,288,857
International	3,096,603	3,230,716	3,318,690

Total	4,114,691	4,341,500	4,607,547

Non-performing loans as a percentage of total loans	1.09%	0.98%	0.87%

Net loan charge-offs as a percentage of total loans	0.16%	0.23%	0.34%

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

(1)
We estimate that the total amount of our non-performing assets fully provisioned under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and which under U.S. GAAP would have been charged-off from the balance sheet was €1,567.0 million, €1,302.6 million and €1,206.5 million at December 31, 2004, 2005 and 2006 respectively.

(2)	Non-performing assets due to country risk were €117.1 million, €40.3 and €23.7 million at December 31, 2004, 2005 and 2006, respectively.

(3)
We estimate that at December 31, 2004, 2005 and 2006, (i) the total amount of our non-performing past-due assets was €3,501.0 million, €3,367.1 million and €3,841.2 million, respectively, and (ii) the total amount of our other non-performing assets was €613.7 million, €974.4 million and €766.3 million, respectively.

The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

	Previous Spanish GAAP
	At December 31,
	2002	2003
	(in thousands of euros, except percentages)
Past-due and other non-performing assets (1) (2) (3):
Domestic	1,003,851	931,583
International	2,672,616	2,290,921

Total	3,676,467	3,222,504

Non-performing loans as a percentage of total loans	2.19%	1.81%

Net loan charge-offs as a percentage of total loans	0.72%	0.46%

(1)
The figures in this table do not reflect the entire principal amount of loans having payments 90 days or more past due unless the entire principal amount of the loan is classified as non-performing under Bank of Spain regulations as described above under “—Bank of Spain Classification Requirements”. We estimate that the entire principal amount of such loans would have been €4,486.0 million, €3,823.4 million at December 31, 2002 and 2003.

(2)
We estimate that at December 31, 2002 and 2003, (i) the total amount of our non-performing past-due assets was €2,208.8 million and €2,327.3 million, respectively, and (ii) the total amount of our other non-performing assets was €1,467.6 million and €895.2 million, respectively.

(3)
We estimate that the total amount of our non-performing assets fully provisioned under Spanish GAAP and which under U.S. GAAP would have been charged-off from the balance sheet was €341.8 million at December 31, 2003.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at December 31, 2006 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.
Evolution of Impaired Assets
The following tables show the movement in our impaired assets (excluding country-risk, see “—Country-Risk Outstandings”).

	EU-IFRS(*)
	Year ended	Year ended
	December 31,	December 31,	Quarter ended
(in thousands of euros)	2004	2005	Mar. 31, 2006	Jun. 30, 2006	Sep. 30, 2006	Dec. 31, 2006
Opening balance	3,512,727	4,114,691	4,341,500	4,369,871	4,488,817	4,646,619
Net additions	1,627,392	1,737,692	508,640	568,536	717,611	841,125
Writeoffs	(1,025,428)	(1,510,833)	(480,269)	(449,590)	(559,809)	(880,197)

Closing balance (1)	4,114,691	4,341,500	4,369,871	4,488,817	4,646,619	4,607,547

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

(1)	Non-performing assets due to country-risk were €117.1 million, €40.3 million and €23.7 million at December 31, 2004, 2005 and 2006, respectively.

The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

	Previous Spanish GAAP
	Year ended December 31,
	2002	2003
	(in thousands of euros)
Opening balance	3,895,514	3,676,467
Net additions	1,356,366	720,500
Writeoffs	(1,575,413)	(1,174,463)

Closing balance	3,676,467	3,222,504
Impaired Asset Ratios
The following tables show the ratio of our impaired assets to total computable credit risk and our coverage ratio at December 31, 2004, 2005 and 2006.

	EU-IFRS(*)
	At December 31,
	2004	2005	2006
	(in thousands of euros, except percentages)
Computable credit risk (1)	411,482,598	489,662,040	588,372,837

Non-performing assets
Mortgage loans	1,352,564	1,209,137	1,364,317
Other	2,762,127	3,132,363	3,243,230

Total non-performing assets	4,114,691	4,341,500	4,607,547

Allowances for non-performing assets	6,813,354	7,902,225	8,626,937

Ratios
Non-performing assets to computable credit risk	1.00%	0.89%	0.78%
Coverage ratio (2)	165.59%	182.02%	187.23%

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.

(2)	Allowances for non-performing assets as a percentage of non-performing assets.

The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

	Previous Spanish GAAP
	At December 31,
	2002	2003
	(in thousands of euros, except percentages)
Computable credit risk (1)	194,917,391	207,979,474

Non-performing assets
Mortgage loans	361,076	510,265
Other	3,315,391	2,712,239

Total non performing assets	3,676,467	3,222,504

Allowances for non-performing assets	5,144,855	5,323,127

Ratios
Non-performing assets to computable credit risk	1.89%	1.55%
Coverage ratio (2)	139.94%	165.19%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.

(2)	Allowances for non-performing assets as a percentage of non-performing assets.
Country-Risk Outstandings
The following tables set forth our country-risk outstandings with third parties belonging to countries classified in groups 3, 4, 5 and 6 for the years shown (See “—Bank of Spain Classification Requirements—Country-Risk Outstandings).

	EU-IFRS(*)
	Year ended December 31,
	2004	2005	2006
	(in millions of euros)
Risk (gross)	1,063.7	668.1	899.1
Provisions	275.0	313.0	233.5

Risk (net)	788.8	355.1	665.6

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

	Previous Spanish GAAP
	Year ended December 31,
	2002	2003
	(in millions of euros)
Risk (gross)	409.5	497.0
Provisions	337.5	406.0

Risk (net)	72.0	91.0

Other Non-Accruing Assets
As described above under “—Bank of Spain Classification Requirements”, we do not classify our loans to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired assets. However, as described above under “—Bank of Spain Allowances for Credit Losses and Country-Risk Requirements—Allowances for Country-Risk” and “—Non-Accrual of Interest Requirements”, the Bank of Spain requires us to account for such loans on a cash basis (non-accruing) and to set aside certain allowances for such loans. We treat category 5 (doubtful countries) country-risk outstandings as both non-accruing and impaired asset. Total other non-accruing assets at December 31, 2002, 2003, 2004, 2005 and 2006 were €259.5 million, €249.7 million, €717.5 million, €626.5 million and €874.5 million, respectively (2002 and 2003 calculated under previous Spanish GAAP).

	EU-IFRS(*)
	Year Ended December 31,
Summary of non-accrual assets	2004	2005	2006
	(in millions of euros)
Assets classified as Non Performing Assets	4,114.7	4,341.5	4,607.5
Non Performing Assets due to country risk	117.1	40.3	23.7
Other assets on non-accrual status due to country risk	717.5	626.5	874.5

Total non-accruing assets	4,949.3	5,008.3	5,505.7

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. As described in our 2004 Form 20-F under “Financial Management and Equity Stakes—Classified Assets—Bank of Spain Classification Requirements”, under previous Spanish GAAP loans could be partially classified as performing and non-performing. As a result, this table includes an additional line for the performing portion of loans that are partially classified as non-performing.

	Previous Spanish GAAP
	Year Ended December 31,
Summary of non-accrual assets	2002	2003
	(in millions of euros)
Assets classified as Non Performing Assets	3,676.5	3,222.5
Outstanding balances of loans partially classified as non-performing	809.5	600.9
Other assets on non-accrual status due to country risk	259.5	249.7

Total non-accruing assets	4,745.5	4,073.1
Both under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 or previous Spanish GAAP we do not have any loans past-due 90 days or more that are accruing interest, in accordance with the Bank of Spain’s requirements.
As of December 31, 2004, 2005 and 2006, the amounts of “restructured loans”, none of which were classified as non-performing, were €193.2 million, 322.4 million and €403.0 million.
Foreclosed Assets
The tables below set forth the movements in our foreclosed assets for the periods shown.

	EU-IFRS(*)
	Year ended	Year ended	Quarterly movements				Total Year
	December 31,	December 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Dec. 31,
	2004	2005	2006	2006	2006	2006	2006
	(in thousands of euros, except percentages)
Opening balance	242,155	372,519	408,042	409,853	378,495	380,817	408,042
Foreclosures	455,024	442,458	126,246	122,122	121,778	269,662	639,808
Sales	(324,660)	(406,935)	(124,435)	(153,480)	(119,456)	(242,029)	(639,400)
Gross foreclosed assets	372,519	408,042	409,853	378,495	380,817	408,450	408,450
Allowances established	(89,773)	(115,683)	(119,723)	(99,700)	(116,508)	(129,611)	(129,611)
Allowance as a percentage of foreclosed assets	24.10%	28.35%	29.21%	26.34%	30.59%	31.73%	31.73%
Closing balance (net)	282,746	292,359	290,130	278,795	264,309	278,839	278,839

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

Liabilities
Deposits
The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits. For an analysis, by domicile of customer, of average domestic and international deposits by type for 2004, 2005 and 2006, see “—Average Balance Sheets and Interest Rates—Liabilities and Interest Expense”.
We compete actively with other commercial banks and with savings banks for domestic deposits. Our share of customer deposits in the Spanish banking system (including Cajas de Ahorros) was 16.2% at December 31, 2006, according to figures published by the Spanish Banking Association (AEB) and the Confederación Española de Cajas de Ahorros (“CECA”). See “—Competition”.
The following tables analyze our year-end deposits.
Deposits (from central banks and credit institutions and Customers) by type of deposit

	EU-IFRS(*)
Deposits from central banks and credit	At December 31,
institutions-	2004	2005	2006
	(in thousands of euros)
Reciprocal accounts	39,162	190,885	411,314
Time deposits	42,459,721	47,224,471	63,589,635
Other demand accounts	4,191,073	7,383,695	2,225,037
Repurchase agreements	33,920,297	91,399,196	45,417,839
Central bank credit account drawdowns	3,107,895	2,369,406	1,348,815
Other financial liabilities associated with transferred financial assets	—	7,170	8,445
Hybrid financial liabilities	32,191	47,584	34,852

Total	83,750,339	148,622,407	113,035,937

Customer deposits-
Demand deposits-
Current accounts	67,714,687	80,631,188	89,151,030
Savings accounts	78,849,072	90,471,827	93,717,633
Other demand deposits	3,720,956	1,747,720	2,025,095
Time deposits-
Fixed-term deposits	80,052,445	77,166,817	86,345,788
Home-purchase savings accounts	289,779	269,706	324,262
Discount deposits	10,163,257	16,128,577	7,132,341
Funds received under financial asset transfers	—	1	—
Hybrid financial liabilities	1,873,863	4,141,071	4,994,535
Other financial liabilities associated with transferred financial assets	—	20,346	—
Other time deposits	498,961	351,620	470,140
Notice deposits	24,911	33,713	45,849
Repurchase agreements	40,023,685	34,802,694	47,015,928

Total	283,211,616	305,765,280	331,222,601

Total deposits	366,961,955	454,387,687	444,258,538

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

Deposits (from central banks and credit institutions and Customers) by location of office

	EU-IFRS(*)
Deposits from central banks and	At December 31,
credit institutions-	2004	2005	2006
	(in thousands of euros)
Due to credit institutions
Offices in Spain	29,594,503	76,504,500	45,786,284
Offices outside Spain:
Other EU countries	9,559,941	9,647,389	47,733,849
United States	2,536,104	1,439,643	300,336
Other OECD countries (1)	26,844,609	36,905,723	24,509
Central and South America (1)	14,974,332	23,926,745	19,146,367
Other	240,850	198,407	44,592
Total offices outside Spain	54,155,836	72,117,907	67,249,653

Total	83,750,339	148,622,407	113,035,937

Customer deposits
Offices in Spain	102,249,913	107,117,818	120,485,991
Offices outside Spain:
Other EU countries	135,209,492	133,274,597	136,730,342
United States	6,037,483	7,578,598	7,512,963
Other OECD countries (1)	74,859	106,151	79,117
Central and South America (1)	38,499,807	56,395,157	64,984,913
Other	1,140,062	1,292,959	1,429,275
Total offices outside Spain	180,961,703	198,647,462	210,736,610

Total	283,211,616	305,765,280	331,222,601

Total deposits	366,961,955	454,387,687	444,258,538

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

(1)	In this schedule Mexico is classified under “Central and South America.”
The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of $100,000 or more for the year ended December 31, 2006. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	December 31, 2006
	Domestic	International	Total
	(in thousands of euros)
Under 3 months	13,672,757	16,994,282	30,667,039
3 to 6 months	1,871,785	3,416,972	5,288,757
6 to 12 months	2,705,830	3,902,752	6,608,582
Over 12 months	2,907,384	12,721,918	15,629,302

Total	21,157,756	37,035,924	58,193,680
The aggregate amount of deposits held by non-resident depositors (banks and customers) in our domestic branch network was €18.7 million, €64.4 million and €37.9 million at December 31, 2004, 2005 and 2006.

Short-term Borrowings

	EU-IFRS(*)
	At December 31,
	2004		2005		2006
		Average		Average		Average
Short-Term Borrowings	Amount	Rate	Amount	Rate	Amount	Rate
	(in thousands of euros, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury notes and bills):
At December 31	67,856,642	1.55%	126,201,890	3.55%	92,433,767	4.39%
Average during year	62,726,813	3.24%	91,458,502	3.65%	101,682,243	3.74%
Maximun month-end balance	69,575,864		129,563,533		129,816,503
Other short-term borrowings:
At December 31	18,727,698	2.66%	25,157,976	2.34%	35,385,525	2.50%
Average during year	14,975,003	2.26%	21,249,880	4.23%	25,501,630	2.66%
Maximun month-end balance	18,752,237		26,688,044		35,385,525

Total short-term borrowings at year-end	86,584,340	1.79%	151,359,866	3.35%	127,819,292	3.87%

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
Competition
We face strong competition in all of our principal areas of operation from other banks, savings banks, credit co-operatives, brokerage houses, insurance companies and other financial services firms.
Banks
Two Spanish banking groups dominate the retail banking sector in Spain. These two groups are headed by Banco Bilbao Vizcaya Argentaria, S.A. and Santander.
At the end of December 2006, these two Spanish banking groups accounted for approximately 60.7% of loans and 63.5% of deposits of all Spanish banks, which in turn represented 29.1% of loans and 29.0% of deposits of the financial system, according to figures published by the Spanish Banking Association (AEB) and the Confederación Española de Cajas de Ahorro (“CECA”). These banking groups also hold significant investments in Spanish industry.
Foreign banks also have a presence in the Spanish banking system as a result of liberalization measures adopted by the Bank of Spain since 1978. At December 31, 2006, there were 69 foreign banks (of which 62 were from European Union countries) with branches in Spain. In addition, there were 19 Spanish subsidiary banks of foreign banks (of which 14 were from European Union countries).
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
The opening of a branch of any financial institution authorized in another Member State of the European Union does not need prior authorization or specific allocation of resources. The opening is subject to the reception by the Bank of Spain of a notice from the institution’s home country supervisory authority containing, at least, the following information:
•	Program of activities detailing the transactions to be made and the corporate structure of the branch.

•	Address in Spain of the branch.

•	Name and curriculum vitae of the branch’s managers.

•	Stockholders’ equity and solvency ratio of the financial institution and its consolidated group.

•	Detailed information about any deposit guarantee scheme that assures the protection of the branch’s depositors.
Once the Bank of Spain receives the notice, it notifies the financial institution, thereby permitting the branch to be registered in the Mercantile Register and, then, in the Special Register of the Bank of Spain.
Spanish law requires prior approval by the Bank of Spain for a Spanish bank to acquire a significant interest in a bank organized outside the European Union, create a new bank outside the European Union or open a branch outside the European Union. Spanish banks must provide prior notice to the Bank of Spain to conduct any other business outside of Spain.
When a new bank is created by a Spanish bank outside of Spain, the following information has to be provided to the Bank of Spain:
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

•	list of the persons who will be members of the first board of directors and of the senior management,

•	list of partners with significant holdings; and

•	detailed description of the banking, tax and anti-money laundering regulations of the country where it will be located.
The opening of branches outside Spain requires prior application to the Bank of Spain, including information about the country where the branch will be located, the address, program of activities and names and CVs of the branch’s managers. The opening of representative offices requires prior notice to the Bank of Spain detailing the activities to perform.
In addition, we face strong competition outside Spain, particularly in Argentina, Brazil, Chile, Mexico, Portugal and the United Kingdom.
Abbey’s main competitors are established UK banks, building societies and insurance companies and other financial services providers (such as supermarket chains and large retailers). In recent years, customer access, choice and mobility have increased.
Savings Banks
Spanish savings banks (“Cajas de Ahorros”) are mutual organizations which engage in the same activities as banks, but primarily take deposits and make loans, principally to individual customers and small to medium-sized companies. The Spanish savings banks provide strong competition for the demand and savings deposits which form an important part of our deposit base. Spanish savings banks, which traditionally were regional institutions, are permitted to open branches and offices throughout Spain. In the last few years, mergers among savings banks increased. The Spanish savings banks’ share of domestic deposits and loans were 61.6% and 52.0%, at December 31, 2006.
Credit Co-operatives
Credit co-operatives are active principally in rural areas. They provide savings and loan services including financing of agricultural machinery and supplies.

Brokerage Services
We face competition in our brokerage activities in Spain from brokerage houses of other financial institutions.
Spanish law provides that any investment services company authorized to operate in another Member State of the European Union may conduct business in Spain from an office outside Spain, once the National Securities Market Commission (Comisión Nacional del Mercado de Valores — “CNMV”) receives notice from the institution’s home country supervisory authority about the institution’s proposed activities in Spain.
Spanish law provides that credit entities have access, as members, to the Spanish stock exchanges, in accordance with the provisions established by the Investment Services Directive.
We also face strong competition in our mutual funds, pension funds and insurance activities from other banks, savings banks, insurance companies and other financial services firms.
SUPERVISION AND REGULATION
Bank of Spain and the European Central Bank
The Bank of Spain, which operates as Spain’s autonomous central bank, supervises all Spanish financial institutions, including us. Until January 1, 1999, the Bank of Spain was also the entity responsible for implementing Spanish monetary policy. As of that date, the start of Stage III of the European Monetary Union, the European System of Central Banks and the European Central Bank became jointly responsible for Spain’s monetary policy. The European System of Central Banks consists of the national central banks of the twenty seven Member States belonging to the European Union, whether they have adopted the euro or not, and the European Central Bank. The “Eurosystem” is the term used to refer to the European Central Bank and the national central banks of the Member States which have adopted the euro. The European Central Bank is responsible for the monetary policy of the European Union. The Bank of Spain, as a member of the European System of Central Banks, takes part in the development of the European System of Central Banks’ powers including the design of the European Union’s monetary policy.
The European System of Central Banks is made up of three decision-making bodies:
• the Governing Council, comprised of the members of the Executive Board of the European Central Bank and the governors of the national central banks of the 13 Member States which have adopted the euro;
• the Executive Board, comprised of the President, Vice-President and four other members; and
• the General Council of the European Central Bank, comprised of the President and Vice-President of the European Central Bank and the governors of the national central banks of the 27 European Union Member States.
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
The European Central Bank requires the maintenance of a minimum liquidity ratio by all credit institutions established in the Member States of the European Monetary Union. Branches located in the euro zone of institutions not registered in this area are also subject to this ratio, while the branches located outside the euro zone of institutions registered in the euro zone are not subject to this ratio.
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
Capital Adequacy Requirements
The Bank and its Spanish bank subsidiaries are subject to Bank of Spain’s Circular 5/1993 on capital adequacy requirements. Additionally, Spain forms part of the Basel Committee on Banking Regulations and Supervisory Practices since February 2001 and we calculate our capital requirements under this committee’s criteria (the Basel 1 Accord). Finally, in June 2006 the European Union adopted a new regulatory framework (Directives 2006/48/EC and 2006/49/EC) that will be implemented during 2007 or in January 2008 if advanced risk models are adopted and promotes more risk sensitive approaches to the determination of minimum regulatory capital requirements.
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
The computation of both basic and complementary capital is subject to provisions limiting the type of stockholding and the level of control which these stockholdings grant to a banking group. The level of dated subordinated debt taken into account for the calculation of complementary capital may not exceed 50% of basic capital, the level of non-cumulative preferred securities may not exceed 30% of basic capital, the level of step-up preferred securities may not exceed 15% of basic capital and the total amount of complementary capital admissible for computing total capital may not exceed the total amount of basic capital.
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
Spanish banks are permitted to include the net credit exposure arising from interest rate and foreign exchange transactions related to derivative products provided that (i) all derivative related transactions between the parties form a single agreement; (ii) the incumbent bank has submitted to the Bank of Spain legal opinions with regard to the validity of the netting provisions; and (iii) the incumbent bank has implemented the appropriate procedures to revise the treatment of netting if there is an amendment of the regulations in force.
At December 31, 2006, our eligible capital exceeded the minimum required by the Bank of Spain by approximately €11.2 billion. Our Spanish subsidiary banks were, at December 31, 2006, each in compliance with these capital adequacy requirements, and all our foreign subsidiary banks were in compliance with their local regulation.
Banks or consolidated banking groups should communicate immediately to the Bank of Spain if they fail to satisfy minimum capital requirements, and within the next month should present a plan to recover the solvency. This plan could be modified by the Bank of Spain. While the deficit persists, the payment of dividends by any of the entities of the banking group must be approved by Bank of Spain, and will be limited to a maximum of 50% of net attributable income. Payment of dividends is forbidden (other than by subsidiaries in which the entity holds at least 90% of the voting rights and capital) if the deficit of capital is greater than 20% of the minimum capital requirements. See “—Restrictions on Dividends”.

The Basel Committee on Banking Regulations and Supervisory Practices, which includes the supervisory authorities of thirteen major industrial countries, adopted on 1988 an international framework (the “Basel Accord”) for capital measurement and capital standards of banking institutions. Spain joined the Accord on February 1, 2001. The capital requirements imposed by the Basel Accord are in many respects similar to those imposed by European Union directives, Spanish law and the Bank of Spain.
Based purely on the Basel Accord capital framework itself, and making assumptions that we consider appropriate, we estimate that, at December 31, 2006, we had (1) a total capital to risk-weighted assets ratio of 12.49%, and (2) a Tier 1 capital to risk-weighted assets ratio of 7.42%.
After continuing consultation, the Basel Committee has developed a new framework to replace the 1988 Capital Accord, which the European Union has adopted and issued as Capital Adequacy Directive Three. The Basel Committee on Banking Supervision on June 26, 2004 published the Basel 2 Accord which amends the Basel 1 1988 Accord. Basel 2 promotes more risk sensitive approaches to the determination of minimum regulatory capital requirements which would further strengthen the soundness and stability of the international banking system. To ensure that the most appropriate approaches are being used, banks are encouraged to move to the more sophisticated methods by a reduction in the regulatory capital charge.
As a result of the new Basel capital accord issued by the Basel Committee, a new regulatory framework (Directives 2006/48/EC and 2006/49/EC) was adopted in June 2006 by the European Union. European Union countries intend to implement the new regulations during 2007 or in January 2008 if advanced risk models are adopted. This new framework will be applicable to all Spanish banks.
The New Accord introduces more emphasis on risk sensitivity, supervisory review and market discipline (through more extensive disclosures). Banks will have minimum capital requirements in order to support credit risk, market risk and operational risk. The impact of the new regulation is not expected to increase the capital requirements, but will increase its volatility.
Currently, the Bank of Spain is working on a new solvency regulation and the Group is working in order to obtain validation of the advanced models in accordance with the timetable established in the European Union. This timetable consists on a 3 year period of parallel calculations, starting in 2007, through 2008 and 2009, in which capital requirements calculated under Basel 2 cannot be less than 95%, 90% and 80% respectively of the capital requirements calculated under Basel 1.
Concentration of Risk
Spanish banks may not have exposure to a single person or group in excess of 25% (20% in the case of an affiliate) of the bank’s or group’s consolidated equity. Any exposure to a person or group exceeding 10% of a bank’s or group’s consolidated capital is deemed a concentration and the total amount of exposure represented by all of such concentrations must not exceed 800% of such capital (excluding exposures to OECD governments and certain other exceptions).
Legal Reserve and Other Reserves
Spanish banks are subject to legal and other restricted reserves requirements. In addition, we must allocate profits to certain other reserves as described under Note 33 to our consolidated financial statements.
Allowances for Credit Losses and Country-Risk
For a discussion of Bank of Spain’s Circular 4/2004 relating to allowances for credit losses and country-risk, see “—Selected Statistical Information—Classified Assets—Bank of Spain Classification Requirements”.
Employee Pension Plans
At December 31, 2006, our pension plans were all funded according to Bank of Spain requirements. See Note 25 to our consolidated financial statements.
Restrictions on Dividends
We may only pay dividends (including interim dividends) if such payment is in compliance with the Bank of Spain’s minimum capital requirement (described under “—Capital Adequacy Requirements”) and other requirements or, as described below, under certain circumstances when we have capital that is 20% or less below the Bank of Spain’s minimum capital requirements.

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
Deposit Guarantee Fund
The Deposit Guarantee Fund on Credit Institutions (“Fondo de Garantía de Depósitos”, or the “FGD”), which operates under the guidance of the Bank of Spain, guarantees in the case of the Bank and our Spanish banking subsidiaries: (i) bank deposits up to €20,000 per depositor; and (ii) securities and financial instruments which have been relied to a credit institution for its deposit, register or for such other service, up to €20,000 per investor. Pursuant to regulations affecting the FGD, the FGD may purchase non-performing loans or may acquire, recapitalize and sell banks which experience difficulties.
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
As of December 31, 2006, the Bank and its domestic bank subsidiaries were members of the FGD and thus were obligated to make annual contributions to it.

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
Recent Legislation
Royal Decree 54/2005 modifies the regulations on prevention of money laundering, to adapt to Law 19/2003 and other standards to regulate the banking, finance and insurance systems.
Royal Decree Law 5/2005 (i) amends the Securities Market Law 24/1988 in order to implement the Directive 2003/71/EC of the European Parliament and of the Council on the prospectus to be published when securities are offered to the public or admitted to trading; and (ii) implements the Directive 2002/47/EC of the European Parliament and of the Council on financial collateral arrangements. See “Item 9. The Offer and Listing — C. Markets — Spanish Securities Market - Securities Market Legislation”.
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

Law 12/2006 (May 16), among others, amends the Securities Market Law 24/1988 by (i) implementing Article 6(9) of Directive 2003/6/EC of the European Parliament and of the Council on insider dealing and market manipulation (market abuse) and articles 7 to 11 of the Commission Directive 2004/72/EC, by introducing a new article to the Securities Market Law requiring that any person professionally arranging transactions in financial instruments who reasonably suspects that a transaction might constitute insider dealing or market manipulation shall notify the CNMV; (ii) completing the regulation of Bolsas y Mercados Españoles, or of any other entity which in the future could be in the same position, to provide it with more flexibility in its operation; and (iii) finally, it clarifies and homogenizes the regulation of significant participations on the entities which manage the accounting records and the clearing and settlement of securities and the Spanish secondary markets.
Law 35/2006 of November 28, 2006, which approved a new personal income tax law and abolished existing law on the subject, including Royal Decree 3/2004 which was the primary source of regulation. Additionally it partially modified the corporate income tax, the non resident individuals and coporate income tax and the net worth tax.
Law 36/2006 (November 29), relating to measures to prevent tax fraud, among others, amends article 108 of the Securities Market Law.
Law 6/2007 (April 12) amending the Securities Market Law, in order to modify the rules for takeover bids and for issuers transparency (see “Item 9. The Offer and Listing – C. Markets – Spanish Securities Market – Securities Market Legislation” and “Item 10. Additional Information – B. Memorandum and Articles of Association – Tender Offers”).
Also, please see our discussion above of the New Basel Capital Accord under “Capital Adequacy Requirements”.
United Kingdom Regulation
FSA
Both Abbey and our branch in the United Kingdom are regulated by the Financial Services Authority (“FSA”). The FSA is the single statutory regulator responsible for regulating deposit taking, mortgages, insurance and investment business pursuant to the Financial Services and Markets Act 2000 (“FSMA”). It is a criminal offense for any person to carry on any of the activities regulated under this Act in the United Kingdom by way of business unless that person is authorized by the FSA or falls under an exemption.
The FSA has authorized Abbey, as well as some of its subsidiaries, to carry on certain regulated activities. The regulated activities they are authorized to engage in depend upon permissions granted by the FSA. The main permitted activities of Abbey and its subsidiaries are described below.
Mortgages
Lending secured on land at least 40% of which is used as a dwelling by an individual borrower or relative has been regulated by the FSA since October 31, 2004. Abbey is authorized to enter into, advise and arrange regulated mortgage contracts.
Banking
Deposit taking is a regulated activity that requires a firm to be authorized and supervised by the FSA. Abbey has permission to carry on deposit taking as do several of its subsidiaries, including Abbey National Treasury Services plc and Cater Allen Limited.
Insurance
United Kingdom banking groups may provide insurance services through other group companies. Insurance business in the United Kingdom is divided between two main categories: Long-term Assurance (whole of life, endowments, life insurance investment bonds) and General Insurance (building and contents cover and motor insurance). Under the FSMA, effecting or carrying out any contract of insurance, whether general or long-term, is a regulated activity requiring authorization. Life insurance mediation has been subject to regulation for many years. Brokering of long-term insurance (for example, critical illness cover) became regulated on October 31, 2004. General insurance mediation has been subject to regulation by the FSA since January 14, 2005.
Abbey is authorized by the FSA to sell both Long-term Assurance and General Insurance, and receives commissions for the policies arranged.

Investment business
Investment business such as dealing in, arranging deals in, managing and giving investment advice in respect of most types of securities and other investments, including options, futures and contracts for differences (which would include interest rate and currency swaps) and long-term assurance contracts are all regulated activities under the FSMA and require authorization by the FSA.
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
The European Monetary Union has had a significant effect upon foreign exchange and bond markets and has involved modification of the internal operations and systems of banks and of inter-bank payments systems. Since January 1, 1999, the start of Stage III, see “—Supervision and Regulation—Bank of Spain and the European Central Bank,” Spanish monetary policy has been affected in several ways. The euro has become the national currency of the twelve participating countries and the exchange rates between the currencies of these countries were fixed to the euro. Additionally, the European System of Central Banks became the entity in charge of the European Union’s monetary policy.
C. Organizational structure.
Banco Santander Central Hispano, S.A. is the parent company of the Group which was comprised at December 31, 2006 of 654 companies that consolidate by the global integration method. In addition, there are 138 companies that are accounted for by the equity method.
See Exhibits I, II and III to our consolidated financial statements included in this Form 20-F, for details on our consolidated and non-consolidated companies.
D. Property, plant and equipment.
During 2006, the Bank and its bank subsidiaries either leased or owned premises in Spain and abroad, which at December 31, 2006 included 4,848 branch offices in Spain and 6,004 abroad. See Note 16 to our consolidated financial statements.
Item 4A. Unresolved Staff Comments
Not applicable.

Item 5. Operating and Financial Review and Prospects
Critical Accounting Policies
Our primary financial statements for the years ended December 31, 2006 and 2005 were prepared in accordance with the International Financial Reporting Standards as adopted by the European Union (“EU-IFRS”) required to be applied under Bank of Spain’s Circular 4/2004. A broader and more detailed description of the accounting policies we employ is shown in Notes 1 and 2 to our consolidated financial statements.
The application of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 accounting principles requires a significant amount of judgment based upon estimates and assumptions that could involve significant uncertainty at the time they are made (see Note 1-c to our consolidated financial statements). Also changes in assumptions may have a significant impact on the financial statements in the periods where assumptions are changed. Following our accounting procedures, these judgments or changes in assumptions are submitted to our Audit and Compliance Committee and/or to our regulatory authorities and are disclosed in the notes to our consolidated financial statements.
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
In Note 2. d) iii. to our consolidated financial statements we detail the various valuation techniques used by the Group to measure the financial instruments recognized at fair value.
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

•
Collectively, in all other cases: we classify transactions on the basis of the nature of the obligors, the conditions of the countries in which they reside, transaction status and type of collateral or guarantee, and age of past-due amounts. For each risk group, we establish the appropriate impairment losses (“identified losses”) that must be recognized.

•
Additional allowance for credit losses: additionally, we recognize an impairment allowance for credit losses taking into account the historical loss experience and other circumstances known at the time of assessment. For these purposes, credit losses are losses incurred at the reporting date calculated using statistical methods that have not yet been allocated to specific transactions.

The Group has implemented a methodology which complies with EU-IFRS and is consistent with the Bank of Spain’s Circular 4/2004 requirements related to the determination of the level of provisions required to cover inherent losses. The aforementioned methodology takes as the first step the classification of portfolios considered as normal risk (debt instruments not valued at their fair value with changes in the income statement, as with contingent risks and contingent commitments) in the following groups, according to the associated level of risk:
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
The methodology of the calculation establishes that the charge for inherent losses to be made in each period will be equal to: (i) the sum of multiplying the value, positive or negative, of the variation in the period of the balance of each class of risk by the constant a corresponding to that class, plus (ii) the sum of multiplying the total amount of the operations included in each class at the end of the period by the relevant b, minus (iii) the amount of the net charge for the specific provision made in the period.
The parameters a and b as determined by Bank of Spain’s guidance take into account historic inherent losses and adjustments to reflect the current economic circumstances.
The allowance for credit losses recorded by the Santander Group as at December 31, 2006, taking into account this methodology as outlined above, was €8,865 million.
Additionally, and with the objective of ensuring that the provisions resulting from the application of the statutory criteria are reasonable, our Group estimates the provisions to be made to create these allowances using models based on our own credit loss experience and management’s estimates of future credit losses. The Group has developed internal risk models, based on historical information available for each country and type of risk (homogenous portfolios); a full disclosure of our credit risk management system is included in Item 11. Quantitative and Qualitative Disclosures about Market Risk Part 3. Credit Risk. Bank of Spain’s Circular 4/2004 requires that the internal valuation allowance methodology described above shall be tested and validated by the Bank of Spain. The Bank of Spain has not yet verified such internal models (although it is in the process of reviewing them). The Bank of Spain’s Circular 4/2004 requires that until our internal models are so validated, the ratio of the allowance for loan losses to insolvencies incurred but not specifically identified for our Spanish operations must not be lower than would result under the application of the methodology established by the Bank of Spain, which is based on historical statistical data relating to the Spanish financial sector as a whole, as opposed to our specific historical loss experience (see Note 2-g). These internal models may be applied in future periods but are subject to local regulatory review (the Bank of Spain). In order for each internal model to be considered valid by the local regulator, the calculation should be methodologically correct, and be supported by historical information which covers at least one complete economic cycle and stored in databases which are consistent with information that has been audited by both the Group Internal Audit function and external Auditors.
With respect to this matter, since 1993 the Group has employed its own models for assigning solvency and internal ratings, which aim to measure the degree of risk of a client or transaction. Each rating corresponds to a certain probability of default or non-payment, based on the Group’s past experience. The development of the internal model has led to the introduction of databases that can be used to estimate the risk parameters required in the calculation of regulatory capital and inherent loss, following best practices on the market and the guidelines of the New Capital Accord (Basel II).
Although there should be no substantial difference in the calculation of loan allowances between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP the Bank has included in the reconciliation of stockholders equity and net income a difference between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP related to the determination of allowance losses not allocated to specific loans.
According to U.S. GAAP, the loan loss allowance should represent the best estimate of probable losses in possible scenarios. Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, the Bank has additionally applied the statistical percentages obtained from historical trends as determined by the Bank of Spain’s Circular 4/2004. As a result, the loan allowances not allocated to specific loans, as determined by the Circular, are higher than those meeting the requirements of U.S. GAAP.
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

CLASSIFICATION OF DIFFERENCES BETWEEN THE EU-IFRS REQUIRED TO BE APPLIED UNDER BANK OF SPAIN’S CIRCULAR 4/2004 AND U.S. GAAP
Credit losses are generally recognized through provisions to allowances for credit losses. Under certain unusual circumstances (for example: bankruptcy, insolvency, etc.), the loss could be directly recognized through write-offs.
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
When a loan is deemed partially uncollectible, the credit loss is charged against earnings through provisions to credit allowances instead of through partial write-offs of the loan, since Bank of Spain does not permit partial write-offs of impaired loans. If a loan becomes entirely uncollectible, its allowance is increased until it reaches 100% of the loan balance. Generally speaking, credit loss recognition under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP are similar.
The credit loss recognition process is independent of the process for the removal of impaired loans from the balance sheet. The entire loan balance is kept on the balance sheet until any portion of it has been classified as non-performing for 4 years, or up to 6 years for some secured mortgage loans (maximum period established in the Bank of Spain’s Circular 4/2004), depending on our management’s view as to the recoverability of the loan. After that period the loan balance and its 100% specific allowance are removed from the balance sheet and recorded in off-balance sheet accounts, with no resulting impact on net income attributable to the Group at that time. Under U.S. GAAP, this loan would be removed from the balance sheet earlier.
An additional allowance for credit losses attributed to the remaining portfolio is established via a process that considers the potential loss inherent in the portfolio. Also, an allowance is recorded for those exposures where the transfer risk adds some doubts as to the collection of debts (the Country-risk Allowance).
Given that loans are presented on the balance sheet net of their credit allowances, there are no significant differences of presentation in the amounts disclosed on the balance sheet under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 or U.S. GAAP. However, our non-performing loans under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 include balances that would have been removed from the balance sheet under U.S. GAAP. This classification difference is precisely the specific allowance for credit losses, which does not exist under U.S. GAAP.
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

In 2006 we recorded a goodwill impairment testing of €13 million. In 2005 none of the goodwill was impaired; and in 2004 we recorded goodwill impairment losses of €138.2 million under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 (mainly related to our investments in Venezuela and Colombia, which were adjusted in prior years for U.S. GAAP reconciliation purposes).
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
Significant accounting policies with respect to our reconciliation from the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 to U.S. GAAP
We include a reconciliation of net income and stockholders’ equity between our primary financial statements under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP within Note 58 to our consolidated financial statements. The preparation of this reconciliation requires management to consider accounting policies under U.S. GAAP to determine whether or not a difference in GAAP exists, and to quantify the amount of that difference where appropriate. These policies may also be based on difficult or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances.
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
In 2004, we acquired Abbey. As a result of this transaction a significant amount of goodwill was recorded (see Note 17 to our consolidated financial statements). As the business combination was performed close to the end of the year and because of the complexity of the process, the determination of goodwill for U.S. GAAP purposes as well as the identification and recognition of intangible assets was not yet concluded. Management required an independent appraisal for the intangible assets identification and valuation. In 2005, as a result of these appraisals, we revised our allocation of the goodwill resulting from the Abbey acquisition. See details of the revision in Note 59 to our consolidated financial statements.
Investment Securities
Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 when there is evidence that a reduction in the fair value of a debt security is due to impairment, the unrealized loss is charged to net income but, if afterwards it recovers its value, the impairment losses are subsequently reversed. The process is similar in the case of equity securities except that any recovery in the value of the equity security is registered as a positive valuation adjustment with no profit being recognized.
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
Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, these companies are consolidated by using the global integration method or the proportional consolidation method. The use of one method instead of the other has no impact on the consolidated stockholders’ equity or on the consolidated net income attributable to shareholders. The adoption of FIN 46-R had no effect on stockholders’ equity or net income, but changed the consolidation perimeter under U.S. GAAP, requiring the consolidation of some entities that previously were not consolidated (such as some securitization vehicles) and excluding others that previously were consolidated. Most of these changes in the consolidation perimeter were the same as those arising in the first adoption of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

A. Operating results
We have based the following discussion on our consolidated financial statements. You should read it along with these financial statements, and it is qualified in its entirety by reference to them. On January 1, 2005, the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 came into effect in Spain. As a result, our financial statements for the years ended December 31, 2005 and 2006, have been prepared according to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and the financial statements for the year ended December 31, 2004, have been restated according to the same criteria. We have identified the significant differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP in Note 58 to our consolidated financial statements included in this annual report on Form 20-F. Note 58.3 also includes reconciliations to U.S. GAAP of net income and stockholders’ equity as reported in our consolidated financial statements. Note 54 to our consolidated financial statements includes financial information for our main business segments.
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
The consolidated income statement data for the years ended December 31, 2004 and 2005 differ from the consolidated income statement data for such periods included in our Annual Report on Form 20-F for the year ended December 31, 2005 due to the reclassification of amounts relating to operations that were discontinued in 2006, such as the sale of the life insurance business of Abbey and the sale of our holding in Inmobiliaria Urbis, S.L. (See “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations”). Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, revenues and expenses of discontinued businesses must be reclassified from each income statement line item to the “Profit from discontinued operations” line item. This presentation requirement came into effect in fiscal year 2006. Prior year financial statements are required to be reclassified for comparison purposes to present the same business as discontinued operations. This change in presentation does not affect “Profit attributed to the Group” (see Note 37 to our consolidated financial statements).
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
General
We are a financial group whose main business focus is retail banking, complemented by global wholesale banking and asset management, insurance businesses.
Our main source of income is the interest that we earn from our lending activities, by borrowing funds from customers and money markets at certain rate and lending them to other customers at different rates. We also derive income from the interest and dividends that we receive from our investments in fixed/variable income and equity securities and from our trading activities with such securities and derivatives, by buying and selling them to take advantage of current and/or expected differences between purchase and sale prices.
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
2006 Overview
We believe that the following factors had a significant impact on our results of operations and financial condition as of and for the year ended December 31, 2006.

We conducted our business against a background of growth in the global economy of more than 5%. The United States and emerging Asia, led by China, were once again the engines of growth. Latin America also expanded strongly in 2006, the fourth consecutive year of sustained growth, as well as Eastern Europe, Japan and, lastly, the Euro Zone.
The U.S. economy grew 3.4%, despite the slowdown in the housing market. The U.S. Federal Reserve continued to increase its rates in the first half of 2006 to 5.25% in June, and since then, the key rate has remained unchanged.
Latin America, as a whole, expanded 4.8% and growth was fairly evenly spread among the countries. Brazil’s growth slowed down, but the decreases in its Selic rate, sparked by lower inflation, propelled growth in the last part of the year to just under 3%. Mexico experienced a high pace of growth (+4.5%), fuelled by domestic demand and controlled inflation which produced cuts in the Bank of Mexico’s interest rates in the first half of the year. Chile’s strong expansion in 2005 softened in 2006 but was still 4.4%, although lower than expected. The country’s inflation remained within target, enabling the central bank to maintain and then lower its interest rates which had risen in the first part of 2006.
Unlike in the past, the elections held in Latin America during 2006 did not affect the region’s capital markets. Exchange rates were in line with economic fundamentals and country-risk, measured by the spread of sovereign bonds, remained at all time lows.
The strength of the euro area’s recovery was high with 2.7% growth, thanks to the external sector and the increase in domestic demand. Inflation remained at more than 2% for most of the year because of higher energy prices, but by the end of the year it had come down to 1.9%. The European Central Bank gradually raised its repo rate from 2.25% to 3.5% (up to 3.75% in March 2007), and we expect these rate increases to continue. The euro appreciated by 12% against the dollar, ending 2006 at US$1.32 per euro.
The Spanish economy grew 3.8%, due to buoyant domestic demand offsetting the external sector’s negative contribution. Inflation surpassed 4% year-on-year because of the rise in energy prices, but in the second half of the year it declined to 2.7%. The current account deficit remains high, but is being fluidly financed.
The UK economy grew 2.8% and accelerated in the fourth quarter. The improvement was due to the better performance of industry and services, driven by the external sector and consumer demand (which, in turn, benefited from stronger job creation and the better tone in the housing market). Inflation was 3%. The Bank of England raised its base rate from 4.50% to 5.0% and then to 5.25% in January 2007. Despite these increases, sterling depreciated 2% against the euro and ended 2006 at £0.67, with a more intensified trend in the second half of the year.
This evolution, together with that of the rest of the currencies with which we operate, had a slightly positive impact of 1-1.5% on our earnings. The impact on the balance sheet and customer activity was negative but to a small extent (around 1%).
In prevailing economic conditions and with interest rates starting to rise from historically low levels in Spain, UK and the rest of Europe, it is anticipated that the growth in demand for further borrowing by customers may slow down and in the medium term, our dependence on the wholesale market for funding may be reduced as a result of a probable increase of our customer deposits.
Results of Operations for Santander Group
Summary
Profit attributed to the Group as reported in our consolidated financial statements for the year ended December 31, 2006 was €7,595.9 million, a 22.1% or €1,375.8 million increase from €6,220.1 million in 2005, which was a 72.5% or €2,614.2 million from €3,605.9 million in 2004. The 2006 increase was mainly due to net capital gains, increases in net interest income, net fees and commissions and gains on financial transactions all of which were partially offset by increases in operating expenses, impairment losses, depreciation and amortization and corporate taxes.
Capital gains from the sale of our stakes in Urbis, Antena 3 TV, San Paolo IMI and Banco Santander Chile amounted to €2,487 million.

Net Interest Income
Net interest income was €12,487.8 million in 2006, a 17.0% or €1,818.3 million increase from €10,669.5 million in 2005, which was a 41.1% or €3,108.0 million increase from €7,561.5 million in 2004. Not considering dividends, this figure would have been €12,083.8 million in 2006, a 16.9% or €1,749.9 million increase from €10,333.9 million in 2005, which was a 44.1% or €3,161.4 million increase from €7,172.5 million in 2004.
2006 compared to 2005
The €1,818.3 million increase in net interest income was due both to continued expansion of business volumes (€1,181.5 million) and the improvement in customer spreads (€636.8 million). Domestic net interest income grew €397.2 million and international net interest income €1,421.1 million. Most of the international increase is due to volume increase in Latin America (mainly Brazil, Mexico and Chile). In Spain, the impact of the strategic plan “We want to be your Bank” has increased the number of new customers by 50% over 2005. Nevertheless, the net interest income increase was mainly due to improvement in customer spreads.
Average total earning assets were €747,339.2 million for the year ended December 31, 2006, a 17.8% or €112,741.1 million increase from €634,598.1 million for the same period in 2005. This increase was due to an increase of €35,974.4 million in the average balances of our domestic total earning assets (mainly due to an increase of €36,378.1 million in the average balances of our domestic loans and credits portfolio and an increase of €5,845.8 million in the average balances of other interest earning assets (mainly derivatives) partially offset by a decrease of €3,436.4 million in the average balances of our debt securities portfolio) and an increase of €76,766.8 million in the average balance of our international total earning assets (mainly due to an increase of €48,430.0 million in the average balances of our international loan and credit portfolio and an increase of €14,719.2 million in the average balances of our debt securities portfolio). Our loans and credits balance grew in Spain mainly because of increased secured loans (mainly mortgage lending), loans to companies and the impact of certain large corporate operations. Our loans and credits abroad grew in all areas, most significantly in Brazil and Mexico.
Our overall net yield spread decreased from 1.55% in 2005 to 1.49% in 2006. Domestic net yield spread increased from 1.42% in 2005 to 1.49% in 2006. This change reflects the continued pressure on margins in Spain due to the continued effects of competition which was offset by increasing interest rates. International net yield spreads decreased from 1.56% in 2005 to 1.36% in 2006 because of the pressure on margins in Abbey and the decrease in interest rates in some Latin American countries (Brazil and Mexico).
2005 compared to 2004
The €3,108.0 million increase in net interest income is due to a €5,243.1 million increase in business volumes partially offset by a €2,135.1 million decrease in customer spreads. This strong increase in volumes is mainly due to the incorporation of Abbey and, to a lesser extent, to increased business volumes in Latin America. Customer spreads experienced a significant decrease due to lower interest rates. Only in Spain the steps taken by our business units to defend customer spreads offset the decrease in interest rates.
Average total earning assets were €634,598.1 million for the year ended December 31, 2005, a 85.3% or €292,051.5 million increase from €342,546.6 million for the same period in 2004. This increase was due to an increase of €46,598.4 million in the average balances of our domestic total earning assets (mainly due to an increase of €20,826.4 million in the average balances of our domestic loans and credits portfolio and an increase of €26,773.7 million in the average balances of other interest earning assets (mainly derivatives) partially offset by a decrease of €5,545.4 million in the average balances of our debt securities portfolio) and an increase of €245,453.1 million in the average balance of our international total earning assets (mainly due to an increase of €173,812.7 million in the average balances of our international loan and credit portfolio and an increase of €50,802.0 million in the average balances of our debt securities portfolio, increases which are mainly due to the incorporation of Abbey). Our loans and credits balance grew in Spain because of increased secured loans (mainly mortgage lending) and loans to companies resulting in part from continued low interest rates during 2005.
Our overall net yield spread decreased from 1.99% in 2004 to 1.55% in 2005. Domestic net yield spread decreased from 1.58% in 2004 to 1.42% in 2005. This change reflected continued pressure on margins in Spain which was offset by adjustments to our domestic asset mix. The margin pressure in Spain was due to continued low domestic interest rates as well as the continued effects of competition. Expanded volumes in our domestic loans and credits portfolio, which yielded relatively higher returns, improved our domestic asset mix. International net yield spreads decreased from 2.51% in 2004 to 1.56% in 2005 due primarily to the incorporation of Abbey, whose portfolios are affected by lower interest rates and lower margins than our operations in certain Latin American countries.

Share of Results of Entities Accounted for using the Equity Method
Share of results of entities accounted for using the equity method was €426.9 million in 2006, a 31.0% or €192.2 million decrease from €619.2 million in 2005, which was a 37.9% or €170.2 million increase from €449.0 million in 2004.
2006 compared to 2005
The €192.2 million decrease in 2006 is mainly due to the lower contribution of CEPSA and the sale of Unión Fenosa.
The entities providing the largest portions of the contributions in 2006 include the following:

	Percent Owned	Contributions to Net Income (1)
	Dec. 31, 2006	2006
Investment	(in millions of euros, except percentages)
CEPSA	30.0%	370.2
Attijariwafa Bank Société Anonyme	14.5%	24.2
Sovereign Bancorp	24.8%	9.2

(1)	Contributions to income from companies accounted for by the equity method include dividends.
2005 compared to 2004
The €170.2 million increase in 2005 is mainly due to the higher contribution of CEPSA.
The entities providing the largest portions of the contributions in 2005 include the following:

	Percent Owned
	Dec. 31,		Contributions to Net Income (1)
	2005		2005
Investment	(in millions of euros, except percentages)
CEPSA	32.3%		476.2
Unión Fenosa	0.0	%(2)	78.6
UCI	50.0%		19.8
Attijariwafa Bank	14.5%		16.7

(1)	Contributions to income from companies accounted for by the equity method include dividends.

(2)	During 2005, we sold our 22.07% stake in Unión Fenosa.
Net Fees and Commissions
Net fees and commissions were €7,223.3 million in 2006, a 15.5% or €967.0 million increase from €6,256.3 million in 2005, which was a 32.3% or €1,529.1 million increase from €4,727.2 million in 2004.
2006 compared to 2005
Net fees and commissions for 2006 and 2005 were as follows:

			Amount	%
	2006	2005	Change	Change
	(in millions of euros, except percentages)
Commissions for services	4,417.6	3,710.9	706.7	19.0
Credit and debit cards	663.7	619.9	43.8	7.1
Insurance	1,184.7	924.1	260.6	28.2
Account management	554.9	544.6	10.3	1.9
Bill discounting	231.6	218.5	13.1	6.0
Contingent liabilities	302.0	252.9	49.2	19.4
Other operations	1,480.6	1,150.9	329.7	28.6
Mutual and pension funds	2,028.0	1,908.4	119.6	6.3
Securities services	777.7	637.0	140.7	22.1

Total net fees and commissions	7,223.3	6,256.3	967.0	15.5

The €967.0 million increase in 2006 resulted mainly from a €260.6 million or 28.2% increase in fees from insurance due to increased activity (mainly in the Santander Network and in Abbey), a €329.7 million or 28.6% increase in fees from other operations (principally checks) also due to increased activity and a €119.6 million or 6.3% increase in fees from mutual and pension funds and securities services due to higher volumes.
Average balances of mutual funds under management in Spain rose 2.3% from €69.5 billion in 2005 to €71.1 billion in 2006. Average balances of mutual funds abroad increased by 33.3% from €33.0 billion in 2005 to €44.0 billion in 2006, mainly due to increased activity in United Kingdom, Mexico, Brazil and Switzerland.
Average balances of pension funds in Spain increased by 15.2% from €7.9 billion in 2005 to €9.1 billion in 2006, mainly due to increased activity in individual pension funds. Average balances of pension funds abroad decreased by 29.6% from €27.4 billion in 2005 to €19.3 billion mainly due to the sale of the life insurance business of Abbey.
2005 compared to 2004
Net fees and commissions for 2005 and 2004 were as follows:

			Amount	%
	2005	2004	Change	Change
	(in millions of euros, except percentages)
Commissions for services	3,710.9	2,671.0	1,039.9	38.9%
Credit and debit cards	619.9	558.5	61.4	11.0%
Insurance	924.1	524.0	400.1	76.4%
Account management	544.6	446.1	98.5	22.1%
Bill discounting	218.5	268.7	-50.2	-18.7%
Contingent liabilities	252.9	226.5	26.4	11.7%
Other operations	1,150.9	647.2	503.7	77.8%
Mutual and pension funds	1,908.4	1,546.7	361.7	23.4%
Securities services	637.0	509.6	127.4	25.0%

Total net fees and commissions	6,256.3	4,727.2	1,529.1	32.3%
The €1,529.1 million increase in 2005 resulted mainly from a €400.1 million or 76.4% increase in fees from insurance due to increased activity, a €503.7 million or 77.8% increase in fees from other operations (principally checks) also due to increased activity and a €361.7 million or 23.4% increase in fees from mutual and pension funds and securities services due to higher volumes, partially offset by a €50.2 million or 18.7% decrease in fees from bill discounting.
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
Insurance activity income
Net income from the insurance business was €297.9 million in 2006, a 31.4% or €71.2 million increase from €226.7 million in 2005, which was a 40.5% or €65.3 million increase from €161.4 million in 2004.

2006 compared to 2005
The 31.4% increase in 2006 was due to a €2,430.5 million or 102.2% increase in insurance and reinsurance premium income and a €142.5 million increase in finance income, partially offset by a €1,742.8 million or 135.4% increase in net provisions for insurance contract liabilities, a €649.6 million increase on benefits paid and other insurance-related expenses and a €87.9 million increase in finance expense.
2005 compared to 2004
The 40.5% increase was due to a €299.5 million or 60.5% increase in finance income, a €210.4 million or 14.1% decrease in net provisions for insurance contract liabilities, partially offset by a €514.2 million or 51.2% increase on benefits paid and other insurance-related expenses.
Gains (Losses) on Financial Transactions
Net gains on financial transactions were €2,082.8 million in 2006, a 40.3% or €597.8 million increase from €1,485.0 million in 2005, which was a 101.1% or €746.4 million increase from €738.6 million in 2004. Gains (losses) on financial transactions include gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including spot market foreign exchange transactions, sales of investment securities and liquidation of our corresponding hedge or other derivative positions, and exchange differences. See Notes 45 and 46 to our consolidated financial statements.
2006 compared to 2005
In local currency, net gains on financial transactions in 2006 includes net gains of €81.0 million on fixed-income securities (net gains of €798.3 million in 2005); net gains of €1,929.4 million on equity securities (net gains of €683.9 million in 2005) and net gains of €72.5 million in financial derivatives (net gains of €2.8 million in 2005). These increases are largely due to the positive trend in revenues from the distribution of treasury products to customers and also to the performance of the securities market. Net exchange differences in 2006 produced gains of €96.7 million in 2006 as compared to €76.5 million in 2005.
2005 compared to 2004
In local currency, Abbey’s gains on financial transactions represents 74.6%, or €346.8 million, of the increase in 2005 versus 2004.
In local currency, net gains on financial transactions in 2005 includes net gains of €798.3 million on fixed-income securities (net gains of €437.4 million in 2004); net gains of €683.9 million on equity securities (net gains of €484.0 million in 2004) and net gains of €2.8 million in financial derivatives (net losses of €182.9 million in 2004). In the case of hedging transactions entered into to reduce market risk exposure, any gains and losses on exchange differences and derivatives are generally symmetrical to the gains (losses) recorded on fixed-income securities and equity securities. Net exchange differences in 2005 produced gains of €76.5 million in 2005 as compared to €361.2 million in 2004.
Net Income from Non-financial Activities
Net income from non-financial services generated gains of €118.9 million in 2006, a 23.9% or €37.3 million decrease from €156.2 million in 2005, which was a 32.0% or €37.9 million increase from €118.3 million in 2004. Net income from non-financial services consists mainly of sales of goods and income from services rendered by non-financial companies that consolidate in the Group.
2006 compared to 2005
The amount of the sales of assets and income from the provision of services and the related costs of sales for 2005 and 2004 were as follows:

	2006		2005
	Sales/	Cost of	Sales/	Cost of
	Income	Sales	Income	Sales
	(in thousands of euros)
Property	45,875	(17,531)	80,464	(55,789)
Rail transport (*)	240,411	(190,236)	285,207	(233,085)
Other	448,316	(407,922)	199,854	(120,473)
	734,602	(615,689)	565,525	(409,347)

(*)	Porterbrook (Group Abbey) leases rail transport stock to UK railway operators.
2005 compared to 2004
The amount of the sales of assets and income from the provision of services and the related costs of sales for 2005 and 2004 were as follows:

	2005		2004
	Sales/	Cost of	Sales/	Cost of
	Income	Sales	Income	Sales
	(in thousands of euros)
Property	80,464	(55,789)	15,184	(641)
Rail transport (*)	285,207	(233,085)	—	—
Other	199,854	(120,473)	283,583	(179,818)
	565,525	(409,347)	298,767	(180,459)

(*)	Porterbrook (Group Abbey) leases rail transport stock to UK railway operators.
General Administrative Expenses
General administrative expenses were €10,095.4 million in 2006, a 6.6% or €622.3 million increase from €9,473.1 million in 2005, which was a 28.3% or €2,682.6 million increase from €6,790.5 million in 2004.
2006 compared to 2005
General administrative expenses for 2006 and 2005 were as follows:

			Amount	%
	2006	2005	Change	Change
	(in millions of euros, except percentages)
Personnel expenses	6,045,447	5,675,740	369,707	6.5%
Other administrative expenses	4,049,970	3,797,376	252,594	6.7%
Building and premises	980,836	887,103	93,733	10.6%
Other expenses	847,117	832,787	14,330	1.7%
Information technology	421,901	422,613	(712)	(0.2%)
Advertising	482,165	397,153	85,012	21.4%
Communications	351,784	394,869	(43,085)	(10.9%)
Technical reports	263,918	275,303	(11,385)	(4.1%)
Per diems and travel expenses	243,990	216,127	27,863	12.9%
Taxes (other than income tax)	231,498	183,320	48,178	26.3%
Guard and cash courier services	190,864	159,490	31,374	19.7%
Insurance premiums	35,897	28,611	7,286	25.5%

Total general administrative expenses	10,095,417	9,473,116	622,301	6.6%
The 6.6% increase in general administrative expenses in 2006 reflected a 6.5% increase in personnel expenses and a 6.7% increase in other administrative expenses.
The growth in costs in Continental Europe’s retail networks was very contained; the savings achieved and the gains in productivity financed the opening of a large number of branches during the year. Santander Branch Network, Banesto and Portugal added 319 branches in net terms, with almost flat growth in costs in real terms. Santander Consumer Finance’s costs grew because of its investment in expansion projects.

Abbey, meanwhile, continued to cut its costs. Streamlining and discipline measures produced a 6.7% decline in costs.
The growth in Latin America’s operating costs was 11.9% and 7.8% in local currency. Brazil’s costs were flat and Mexico’s and Chile’s rose in line with their business expansion plans.
The rise in the costs of Financial Management and Equity Stakes was due to the spending on corporate projects and the higher impairment of intangibles (partly Abbey’s) and information technology investments.
The management of revenues and costs produced a further significant gain in the Group’s efficiency ratio. The ratio (with depreciation and amortizations) was 48.5%, 4.3% better than in 2005. All areas improved: 2.7% in Continental Europe; 7.1% at Abbey and 5.8% in Latin America.
2005 compared to 2004
General administrative expenses for 2005 and 2004 were as follows:

			Amount	%
	2005	2004	Change	Change
	(in millions of euros, except percentages)
Personnel expenses	5,675,740	4,296,171	1,379,569	32.1%
Other administrative expenses	3,797,376	2,494,314	1,303,062	52.2%
Building and premises	887,103	539,645	347,458	64.4%
Other expenses	832,787	456,591	376,196	82.4%
Information technology	422,613	326,362	96,251	29.5%
Advertising	397,153	292,964	104,189	35.6%
Communications	394,869	231,372	163,497	70.7%
Technical reports	275,303	200,768	74,535	37.1%
Per diems and travel expenses	216,127	155,172	60,955	39.3%
Taxes (other than income tax)	183,320	124,773	58,547	46.9%
Guard and cash courier services	159,490	138,271	21,219	15.3%
Insurance premiums	28,611	28,396	215	0.8%

Total general administrative expenses	9,473,116	6,790,485	2,682,631	39.5%
The 39.5% increase in general administrative expenses in 2005 reflected a 32.1% increase in personnel expenses and a 52.2% increase in other administrative expenses. The incorporation of Abbey explains most of the increase in general administrative expenses.
The growth of our operating expenses can be divided into three groups. In Europe, the increases were very contained (even the Santander Network declined moderately), except in Santander Consumer Finance, which continued to grow during 2005.
The growth in costs in Latin America was concentrated in two countries: Mexico, because of greater activity and infrastructure, and Brazil, which was affected by exchange rates; the rise in local currency terms was 4% (below the inflation rate), and on a downward trend (around 10% at the beginning of the year). The pace of growth in the other countries was moderate.
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
The performance of revenues and cost control measured by the efficiency ratio was 52.8% in 2005 as compared to 52% in 2004.
Depreciation and Amortization
Depreciation and amortization was €1,150.8 million in 2006, a 13.1% or €133.4 million increase from €1,017.3 million in 2005, which was a 22.0% or €183.2 million increase from €834.1 million in 2004.

Impairment Losses (net)
Impairment losses (net) were €2,550.5 million in 2006, a 41.5% or €748.5 million increase from €1,802.0 million in 2005, which was a 2.5% or €45.3 million decrease from €1,847.3 million in 2004.
2006 compared to 2005
Impairment losses (net) in 2006 includes principally a net loss of €2,483.6 million on loans (loss of €1,747.9 million in 2005).
Our net provisions for credit losses (including loans and advances, debt securities and other financial assets) were €2,483.6 million in 2006, a 42.1% or €735.7 million increase from €1,747.9 million in 2005. This increase was concentrated in the Santander Network and in Brazil.
The €735.7 million increase in net provisions for credit losses reflected a €1,063.9 million increase in gross provisions for credit losses (gross provisions for credit losses were €3,139.9 million in 2006 compared to €2,076.0 million in 2005), a €261.3 million decrease in provisions for country-risk (provisions for country-risk were €-104.6 million in 2006 compared to €156.7 million in 2005), and a €66.9 million increase in recoveries of loans previously charged-off (recoveries totaled €551.6 million in 2006 compared to €484.7 million in 2005).
The €1,063.9 million increase in gross provisions for credit losses is due to an increase of €786.3 million in specific provisions and an increase of €277.6 million in general provisions (see “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Classification Requirements”). The change of business mix into more profitable activities but with a higher risk premium was a factor behind the growth in specific provisions.
Our total allowances for credit losses (excluding country-risk) increased by €724.7 million to €8,626.9 million at December 31, 2006, from €7,902.2 million at December 31, 2005.
Non-performing loans (excluding country-risk) increased by €266.0 million to €4,607.5 million at December 31, 2006, compared to €4,341.5 million at December 31, 2005. Our coverage ratio was 187.2% at December 31, 2006, and 182.0% at December 31, 2005. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Impaired Asset Ratios”.
2005 compared to 2004
Impairment losses (net) in 2005 includes principally net gains of €111.0 million on available-for-sale financial assets (loss of €19.4 million in 2004), net loss of €1,747.9 million on loans (loss of €1,595.1 million in 2004) and net loss of €131.0 million in other intangible assets (€0 in 2004).
Our net provisions for credit losses (including loans and advances, debt securities and other financial assets) were €1,747.9 million in 2005, a 9.6% or €152.8 million increase from €1,595.1 million in 2004.
The €152.8 million increase in net provisions for credit losses reflected a €161.9 million increase in gross provisions for credit losses (gross provisions for credit losses were €2,076.0 million in 2005 compared to €1,914.1 million in 2004), a €71.6 million increase in provisions for country-risk (provisions for country-risk were €156.6 million in 2005 compared to €85.0 million in 2004), and a €80.7 million decrease in recoveries of loans previously charged-off (recoveries totaled €484.7 million in 2005 compared to €404.0 million in 2004).
The €161.9 million increase in gross provisions for credit losses is due to an increase of €511.1 million in specific provisions partially offset by a decrease of €349.2 million in general provisions (see “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Classification Requirements”).
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

Net gains on disposal of investments in associates
Net gains on disposal of investments in associates were €272.0 million in 2006, a 79.1% or €1,027.0 million decrease from €1,298.9 million in 2005, which was a 4,104.9% or €1,268.0 million increase from €30.9 million in 2004.
2006 compared to 2005

			Amount	%
	2006	2005	Change	Change
	(in millions of euros, except percentages)
On disposal of investments	272.0	1,299.0	1,027.0	(79.1%)
Of which: Unión Fenosa	–	1,156.6	–	–
ADRs (Banco Santander Chile)	269.8	–	–	–
2005 compared to 2004
This increase is mainly due to the sale of our 22.07% stake in Unión Fenosa.

			Amount	%
	2005	2004	Change	Change
	(in millions of euros, except percentages)
On disposal of investments	1,299.0	30.9	1,268.1	4,103.9%
Of which: Unión Fenosa	1,156.6	–	1,156.6	–
Net results on other disposals, provisions and other income
Net loss on other disposals, provisions and other income was €59.8 million in 2006, a €666.4 million increase from €-606.6 million in 2005, which was a €379.6 million decrease from €-227.0 million in 2004.
2006 compared to 2005
Results on other disposals include gains and losses, not included in other items, obtained from non-ordinary activities.

			Amount	%
	2006	2005	Change	Change
Results on other disposals	(in millions of euros, except percentages)
On disposal of tangible assets	89.0	80.6	8.4	10.4%

Other	1,047.7	1,135.6	(88.0)	(7.7%)
Of which, obtained on the disposal of:
Antena 3 TV	294.3	–	294.3
San Paolo IMI	704.9	–	704.9
RBS	–	717.4	(717.4)
Auna	–	354.8	(354.8)

Net gains	1,136.7	1,216.2	(79.5)	(6.5%)

Net provisions were €1,078.8 million in 2006, a 40.6% or €736.2 million decrease from €1,815.0 million in 2005. This item includes additions charged to the income statement in relation with provisions for pensions and similar obligations, provisions for contingent liabilities and commitments and other provisions (mainly provisions for restructuring costs and tax and legal litigation). See Note 25 to our consolidated financial statements.
Under other income, we include net income from non-financial activities. In 2006, we had net gains of €1.8 million as compared to net losses of €7.9 million in 2005.

2005 compared to 2004

			Amount	%
	2005	2004	Change	Change
Results on other disposals	(in millions of euros, except percentages)
On disposal of tangible assets	80.6	169.7	(89.1)	(52.5%)

Other	1,135.6	714.0	421.7	59.1%
Of which, obtained on the disposal of:
RBS	717.4	472.2	245.2
Auna	354.8	–	354.8
Vodafone	–	241.8	(241.8)
Shinsei	–	117.6	(117.6)

Net gains	1,216.2	883.7	332.5	37.6%

Net provisions were €1,815.0 million in 2005, a 63.9% or €707.9 million increase from €1,107.1 million in 2004.
Under other income, we include net income from non-financial activities. In 2005, we had net losses of €7.9 million as compared to net losses of €3.6 million in 2004.
Income Tax
The provision for corporate income tax was €2,293.6 million in 2006, a 79.9% or €1,018.9 million increase from €1,274.7 million in 2005, which was a 142.4% or €748.9 million increase from €525.8 million in 2004. The effective tax rate was 23.9% in 2006, 17.1% in 2005 and 13.0% in 2004. For information about factors affecting effective tax rates, see Note 27 to our consolidated financial statements.
Profit from discontinued operations
Profit from discontinued operations were €1,389.4 million in 2006, a 518.0% or €1,164.5 million increase from €224.8 million in 2005, which was a 66.8% or €90.0 million increase from €134.8 million in 2004.
Most of this is related to the sale of Abbey’s insurance business and of the stake in Urbis, and, to a lesser extent, the sales of Banco de Santa Cruz in Bolivia and AFP Unión Vida in Peru. See Note 37 to our consolidated financial statements.
Profit attributed to minority interests
Profit attributed to minority interests were €649.8 million in 2006, a 22.7% or €120.1 million increase from €529.7 million in 2005, which was a 35.7% or €139.3 million increase from €390.4 million in 2004.
2006 compared to 2005
The €120.1 million increase in 2006 in profit attributed to minority shareholders is principally the result of important increases in the net income of the consolidated companies Banesto and our subsidiaries in Mexico and Chile partially offset by a decrease in the net income of Somaen-Dos S.L.
2005 compared to 2004
The €139.3 million increase in 2005 in profit attributed to minority shareholders is principally the result of important increases in the net income of the consolidated companies Somaen-Dos S.L., Banesto and our subsidiaries in Mexico and Chile.
Net Income Information on U.S. GAAP Basis
Our consolidated financial statements have been prepared in accordance with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 differs in certain significant respects from U.S. GAAP. For a summary of the most significant adjustments required to arrive at net income on U.S. GAAP basis, see Note 58 to our consolidated financial statements.

	Year ended December 31,
	2006	2005	2004
	(in thousands of euros, except per share data)
As Reported
Profit attributed to the Group	7,595,947	6,220,104	3,605,870
Profit attributed to the Group per average share (1)	1.22	1.00	0.73
U.S. GAAP
Net income	7,414,571	6,318,460	3,940,866
Net income per average share (1)	1.19	1.01	0.80

(1)	Based on the average number of shares outstanding in the relevant year.
Results of Operations by Business Areas
Our results of operations by business areas can be summarized as follows (see “Item 4. Information on the Company– B. Business Overview — Acquisitions, Dispositions, Reorganizations”):
Principal level (geographic):
Continental Europe

	Continental Europe			Variations
	2006	2005	2004	06/05(%)	05/04(%)
	(in millions of euros)
Net interest income	6,206	5,366	4,770	15.65	12.49
Share of results of entities accounted for using the equity method	6	26	33	(76.92)	(21.21)
Net fee and commission income	3,653	3,291	3,143	11.00	4.71
Insurance activity income	137	115	87	19.13	32.18
Gains/losses on financial assets and liabilities and Exchange differences	708	505	404	40.20	25.00
Gross income	10,710	9,303	8,437	15.12	10.26
Sales and income from the provision of non- financial services (net) and Other operating income/expense	39	55	1	(29.09)	n/a
General administrative expenses:
Personnel expenses	(2,685)	(2,510)	(2,502)	6.97	0.32
Other administrative expenses	(1,272)	(1,154)	(1,097)	10.23	5.20
Depreciation and amortization	(522)	(490)	(512)	6.53	(4.30)
Net operating income	6,270	5,204	4,327	20.48	20.27
Net impairment losses	(1,355)	(977)	(1,265)	38.69	(22.77)
Other gains/losses	(244)	(18)	(7)	1,255.56	157.14
Profit before tax	4,671	4,209	3,055	10.98	37.77
Profit from continuing operations	3,268	3,020	2,170	8.21	39.17
Profit from discontinued operations	1,147	110	102	942.73	7.84
Consolidated profit for the year	4,416	3,130	2,272	41.09	37.76
Profit attributed to the Group	4,144	2,980	2,159	39.06	38.03
2006 compared to 2005
In 2006, Continental Europe contributed 56% of the profit attributed to the Group’s operating areas.
Net interest income was €6,206 million in 2006, a 15.7% or €840 million increase from €5,366 million in 2005. This was due to increased business volumes in all units and the improvement in the customer spreads of the Santander Branch Network and Banesto.
Net fee and commission income was €3,653 million in 2006, an 11.0% or €362 million increase from €3,291 million in 2005. Of note were the increases at Santander Consumer Finance, Portugal and Banif and, in contrast, the initial impact of the elimination in 2006 of fees and commissions linked to the strategic plan of the Santander Branch Network “We Want to be your Bank”. This plan affected commissions for services and therefore, most of the growth came from business commissions (mutual and pension funds, insurance, securities and guarantees).

Gains/losses on financial assets and liabilities were €708 million in 2006, a 40.2% or €203 million increase from €505 million in 2005. The higher gains on financial transactions reflect the stronger demand by customers for treasury products and the better performance of gains from markets.
Gross income was €10,710 million in 2006, a 15.1% or €1,407 million increase from €9,303 million in 2005.
General administrative expenses were €3,957 million in 2006, an 8% or €293 million increase from €3,664 million in 2005. This increase is partially explained by an increase in the perimeter of consolidation, projects to develop new products and the opening of 383 new branches during 2006.
As a result of the revenue and expenses performance, net operating income increased by 20.5% or €1,066 million to €6,270 million. The four larger units in this area (Santander Branch Network, Banesto, Santander Consumer Finance and Portugal) registered growth in net operating income of around 15% or more.
The efficiency ratio improved by 2.7 percentage points to 40.8%. All units improved significantly, except for Santander Consumer Finance which, although the area’s best at 34.7% was 0.4% higher because of the incorporation of less efficient businesses (consumer lending unit in the UK and Interbanco in Portugal).
Net impairment losses were €1,355 million in 2006, a 38.7% or €378 million increase from €977 million in 2005. This increase was due to generic provisions emanating from the growth in lending, as credit risk quality continued to be excellent (NPL ratio of 0.73%). After deducting tax on profit (+19.1%), discontinued operations (+29.2%) and minority interests (+21.5%), ordinary attributable profit rose 16.5%.
Profit attributed to the Group was €4,144 million, a 39.1% or €1,164 million increase from €2,980 million in 2005. These results include the capital gains from the sale of Urbis. Excluding them, profit attributed to the Group would have been €3,471 million (16.5% more than in 2005). The main drivers behind these results (excluding the capital gains) were the rise in commercial revenues, control of costs with selective growth and a diversified increase in business.
2005 compared to 2004
Net interest income for the Continental Europe segment was €5,366 million in 2005, a 12.5% increase from €4,770 million in 2004. This increase was due to both increased business volumes and more stable spreads.
This performance reflected the greater activity, mainly lending, which continued to grow strongly, better efficiency ratios and higher productivity.
Net fees and commissions and insurance activity income for the Continental Europe segment were in 2005 €3,291 million and €115 million, respectively, 4.7% and 32.2% higher than in 2004. Of note was the growth in Portugal and Banif, and more moderately in the Santander Branch Network and Banesto. Santander Consumer Finance’s net fees and insurance activity declined because of reduced securitization business.
Gross income was €9,303 million in 2005, an 10.3% or €866 million increase from €8,437 million in 2004.
General administrative expenses and depreciation and amortization were in 2005 €3,664 million (a 1.8% increase from 2004) and €490 million (a 4.3% decrease from 2004) respectively.
Stronger gross income and costs that increased by less than 3% produced an improvement in all business units in Continental Europe.
Net operating income rose 20.3% to €5,204 million. This growth is consistent and diversified, as the four main retail banking units (Santander Network, Banesto, Santander Consumer Finance and Portugal), which generate 88% of total net operating income for the segment, increased their net operating income by more than 15%.
Net impairment losses in 2005 were €977 million, a €288 million or 22.8% decrease from €1,265 million in 2004. This reduction is due to the fact that the level of general allowance of provisions for credit losses reached was considered sufficient, and so, in 2005, additional provisions only need to be added for any increases in lending.
Profit attributed to the Group for the year ended December 31, 2005, was €2,980 million, an increase of 38.0% from €2,159 million in 2004. There were two main drivers: first, the 20.3% rise in net operating income, as a result of an increase in gross income and a lower increase in costs in nominal terms (flat in real terms); and second, lower loan-loss provisions, given the already high coverage ratios in accordance with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

United Kingdom (Abbey)

	Abbey			Variation
	2006	2005	2004	06/05(%)
	(in millions of euros)
Net interest income	2,108	2,083	–	1.20
Share of results of entities accounted for using the equity method	3	2	–	50.00
Net fee and commission income	1,025	947	–	8.24
Insurance activity income	–	–	–	–
Gains/losses on financial assets and liabilities and Exchange differences	423	345	–	22.61
Gross income	3,559	3,377	–	5.39
Sales and income from the provision of non- financial services (net) and Other operating income/expense	42	36	–	16.67
General administrative expenses:
Personnel expenses	(1,062)	(1,119)	–	(5.09)
Other administrative expenses	(815)	(888)	–	(8.22)
Depreciation and amortization	(105)	(117)	–	(10.26)
Net operating income	1,619	1,289	–	25.60
Net impairment losses	(387)	(318)	–	21.70
Other gains/losses	–	76	–	n/a
Profit before tax	1,232	1,047	–	17.67
Profit from continuing operations	889	725	–	22.62
Profit from discontinued operations	114	86	–	32.56
Consolidated profit for the year	1,003	811	–	23.67
Profit attributed to the Group	1,003	811	–	23.67
2006 compared to 2005
In 2006, Abbey’s contributed 13% of the profit attributed to the Group’s total operating areas.
Net interest income was €2,108 million in 2006, a 1.2% or €25 million increase from €2,083 million in 2005. The increase relates in part to earnings on the proceeds from the sale of the life businesses in 2006. The remaining movement was largely due to higher Retail Banking income driven by growth in retail lending assets and stable retail spreads being offset by the reduction in income from asset financing operations and other businesses, which are being run-down.
Net fee and commission income and Gains/losses on financial assets and liabilities and Exchange differences were €1,025 million and €423 million respectively in 2006, a 8.2% and 22.6% growth from 2005 respectively. The increase relates primarily to the increase in revenues within Financial Markets due to the benefits of favourable market conditions and increased external business.
Gross income was €3,559 million in 2006, a 5.4% or €182 million increase from €3,377 million in 2005. This represented a change of trend after several years of declining revenues and almost flat growth in 2005. All business units made positive contributions in this item.
General administrative expenses were €1,877 million in 2006, a 6.5% or €130 million decrease from €2,007 million in 2005. The reduction largely reflects the benefits of the cost reduction program employed by Abbey with the majority of the savings relating to employment costs driven by a headcount reduction of approximately 2,000 in 2006 (excluding the reduction reflecting the impact of the sale of the life insurance businesses).
Lower costs and higher revenues produced a further gain in the efficiency ratio to 55.1% from 62.2% in 2005.
Depreciation and amortization of €105 million compared to €117 million in 2005 decreased by 10.3%.
Net operating income was €1,619 million in 2006, a 25.6% or €330 million increase from €1,289 million in 2005.

Net impairment losses were €387 million in 2006, a 21.7% or €69 million increase from €318 million in 2005. The growth was partly driven by strengthening of the coverage ratio and in part by the maturing nature of the unsecured personal loan portfolio, including portfolios that are no longer open to new business, with some deterioration in quality. The remaining increase was mainly due to mortgage-related charges increasing modestly from a very low base relative to the overall book.
The NPL ratio dropped 7 basis points to 0.60% at the end of 2006 and coverage rose from 78% to 86%.
Profit from discontinued operations of €114 million (2005: €86 million) comprises the profit of the life insurance business that were sold in the third quarter of 2006.
2005 compared to 2004
The income statement for the year ended December 31, 2005, is the first to reflect the acquisition of Abbey. Therefore, we do not compare Abbey’s results with those of the year ended December 31, 2004.
Net interest income for the United Kingdom (Abbey) segment in 2005 was €2,083 million and gross income amounted to €3,377 million for the whole year, after increasing during three straight quarters and reaching in the fourth quarter around €1,000 million (15% more than the first quarter). Both net interest income and fees were significantly higher than in the first quarter, due to the strong performance of banking business and spreads.
General administrative expenses and depreciation and amortization in 2005 were €2,007 million and €117 million, respectively. General administrative expenses do not include restructuring costs relating to the Abbey acquisition (£150 million) because the whole amount scheduled for 2005-07 (£450 million gross) was charged against the income statement of Financial Management and Equity Stakes segment.
For the full year, Abbey contributed net operating income of €1,289 million.
Net impairment losses were in 2005 €318 million, with a high degree of stability in specific provisions throughout 2005. The nonperforming loans ratio was 0.67% at the end of 2005 and coverage was 78%, respectively 17 basis points less and 6 percentage points more against March 2005.
Profit before tax in 2005 was €1,047 million and was mainly generated by Abbey’s retail banking operations.
In its first full year as part of Grupo Santander, Abbey generated profit attributed to the Group in 2005 of €811 million, after achieving the three basic objectives set for the year, which were to stabilize recurrent revenues, increase sales and cut costs.

Latin America

	Latin America			Variations
	2006	2005	2004	06/05(%)	05/04(%)
	(in millions of euros)
Net interest income	5,280	3,960	3,314	33.33	19.49
Share of results of entities accounted for using the equity method	7	7	4	0.00	75.00
Net fee and commission income	2,556	2,037	1,597	25.48	27.55
Insurance activity income	165	109	78	51.38	39.74
Gains/losses on financial assets and liabilities and Exchange differences	634	759	457	(16.47)	66.08
Gross income	8,642	6,872	5,450	25.76	26.09
Sales and income from the provision of non- financial services (net) and Other operating income/expense	(120)	(90)	(48)	33.33	87.50
General administrative expenses:
Personnel expenses	(2,052)	(1,807)	(1,526)	13.56	18.41
Other administrative expenses	(1,774)	(1,551)	(1,246)	14.38	24.48
Depreciation and amortization	(309)	(336)	(284)	(8.04)	18.31
Net operating income	4,387	3,088	2,346	42.07	31.63
Net impairment losses	(886)	(433)	(401)	104.62	7.98
Other gains/losses	(226)	(219)	(111)	3.20	97.30
Profit before tax	3,275	2,436	1,834	34.44	32.82
Profit from continuing operations	2,566	1,982	1,629	29.47	21.67
Profit from discontinued operations	9	28	32	(67.86)	(12.50)
Consolidated profit for the year	2,575	2,010	1,661	28.11	21.01
Profit attributed to the Group	2,287	1,779	1,470	28.56	21.02
2006 compared to 2005
In 2006, Latin America contributed 31% of the profit attributed to Group’s total operating areas.
Net interest income was €5,280 million in 2006, a 33.3% (28.6% in local currency) or €1,320 million increase from €3,960 million in 2005. The main positive exchange-rate impact is due to the Brazilian real (€167 million). Depending on the interest rate performance of countries, spreads remained virtually flat as a whole. In general, the decrease in short-term interest rates tended to reduce spreads in Mexico (offset by the improved mix) and, to a lesser extent, Brazil. The spreads of portfolios of securities, however, tended to improve because of the lower cost of financing.
Net fee and commission income was €2,556 million in 2006, a 25.5% increase that results from the strategy of strengthening the most recurrent revenues and, specifically, developing products and services that generate fees (credit cards, cash management, foreign trade, mutual funds and insurance). Fees from credit cards grew by 41.2%, fuelled by both the region’s sharp rise in consumption as well as the Group’s strategy of developing and defending its customer base through this anchor product.
Gains/losses on financial assets and liabilities and exchange differences were €634 million, 16.5% lower due to the impact of the capital gains in 2005 from the sale of the stake of AES Tietê in Brazil.
Gross income grew 25.8% to €8,642 million in 2006 (21.0% in local currency).
General administrative expenses were €3,826 million in 2006, a 13.9% or €468 million increase from €3,358 million in 2005. In local currency, operating expenses increased 7.8% (average inflation of 5.1%) and include the investments and costs (mainly technology and promotion) of our subsidiaries’ specific business expansion programmes.
The efficiency ratio improved by 5.8 percentage points to 47.0% and net operating income was 36.4% higher.
Net impairment losses were €886 million in 2006, a 104.6% or €453 million increase from €433 million in 2005. This increase was due to the strong rise in lending and the change of business mix (focused more on products and segments with a higher return, but also with a greater risk premium). The ratio of non-performing loans was 1.38% at the end of 2006, 44 basis points lower than in 2005, and NPL coverage was 167% (187% in 2005).

Profit attributed to the Group was €2,287 million in 2006, a 28.6% (+24.2% in local currency) or €508 million increase from 1,779 million in 2005. Retail Banking continued to be the driving force of the Group’s growth in the region, reflecting the strategic focus of increasing business and earnings from customers, particularly individuals, SMEs and companies. As a result, profit before tax from retail banking rose 43.9% (+39.5% in local currency).
The earnings performance in euros was positively affected by exchange rates, although the impact diminished as the year advanced. The dollar, the currency used to manage the area, depreciated 0.8% against the euro, on average exchange rates. In addition, all Latin American currencies strengthened against the dollar, notably the Brazilian real and the Chilean peso while the Mexican peso hardly changed. The average exchange rate of the Brazilian real appreciated from 3.01 to 2.73 per euro; the Chilean peso from 694 to 665 and the Mexican peso depreciated from 13.5 to 13.7.
2005 compared to 2004
Net interest income in 2005 for the Latin America segment was €3,960 million, 19.5% or €646 million higher as compared with €3,314 million in 2004.
Gross income in 2005 was €6,872 million, a 26.1% or €1,422 million increase from €5,450 million in 2004. A positive factor was the strong growth in business with customers. However, while the rise in short-term nominal interest rates (24% for the whole region) positively benefited the spreads on retail businesses, the spreads on financial businesses were negatively affected by the profile adopted by the interest rate curve.
The Group’s strong drive to develop banking/business services that generate fees (credit cards, cash management, foreign trade, mutual funds and insurance) produced growth of 27.6% in net fee and commission income.
General administrative expenses and depreciation and amortization in 2005 were €3,358 million (a 21.1% increase from 2004) and €336 million (a 18.3% increase from 2004), respectively.
The efficiency and recurrence ratios were also better than in 2004.
Net operating income in 2005 was €3,088 million, a 31.6% or €742 million increase from €2,346 million in 2004.
Net impairment losses were €433 million, 8.0% higher than in 2004. Net impairment losses on loans were lower, despite the growth in lending and the change of mix of portfolios that point to higher provisions in the future. This was because of the reduced need for country-risk provisions and the large volume of recoveries. The non-performing loans ratio was 1.82% at the end of 2005 (approximately 1.9% in 2004) and coverage 186.5% (approximately 183% in 2004).
The impairment loss on other assets was particularly affected by the special charge of US$ 150 million for the early amortization of IT equipment and computers in Brazil.
Profit before tax in 2005 was €2,436 million, a 32.8% increase as compared to 2004. Retail Banking continued to be the engine of growth, reflecting the rise in customer business.
Profit attributed to the Group in Latin America was €1,779 million, 21.0% more than in 2004.

Financial Management and Equity Stakes

	Financial Management and
	Equity Stakes			Variations
	2006	2005	2004	06/05(%)	05/04(%)
	(in millions of euros)
Net interest income	(1,106)	(740)	(522)	49.46	41.76
Share of results of entities accounted for using the equity method	411	584	412	(29.62)	41.75
Net fee and commission income	(11)	(19)	(13)	(42.11)	46.15
Insurance activity income	(4)	2	(4)	n/a	n/a
Gains/losses on financial assets and liabilities and Exchange differences	414	(47)	239	n/a	n/a
Gross income	(296)	(219)	112	35.16	n/a
Sales and income from the provision of non- financial services (net) and Other operating income/expense	(31)	(25)	(18)	24.00	38.89
General administrative expenses:
Personnel expenses	(205)	(183)	(193)	12.02	(5.18)
Other administrative expenses	(160)	(171)	(105)	(6.43)	62.86
Depreciation and amortization	(215)	(74)	(38)	190.54	94.74
Net operating income	(907)	(672)	(242)	34.97	177.69
Net impairment losses	78	(74)	(181)	n/a	(59.12)
Other gains/losses	801	853	(79)	(6.10)	n/a
Profit before tax	(28)	107	(502)	n/a	n/a
Profit from continuing operations	133	798	62	(83.33)	1,187.10
Profit from discontinued operations	119	–	1	n/a	n/a
Consolidated profit for the year	252	798	63	(68.42)	1,166.67
Profit attributed to the Group	162	650	(23)	(75.08)	n/a
2006 compared to 2005
Net interest income for the Financial Management and Equity Stakes segment was €-1,106 million in 2006, a 49.5% or €366 million decrease from €-740 million in 2005.
Share of results of entities accounted for using the equity method was €411 million in 2006, a 29.6% or €173 million decrease from €584 million in 2005. This decrease is explained by lower income from CEPSA and the sale of the stake in 2005 in Unión Fenosa (both accounted for by the equity method).
Gains/losses on financial assets and liabilities and exchange differences were €414 million, a €461 million increase from €-47 million in 2005. This variation reflects a rise in revenues from the positive impact of the exchange-rate position and from results obtained in capital-risk operations. The gains on financial transactions include the positive impact of the position for hedging earnings in dollars and the cleaning up in the first quarter of 2006 of the structural interest rate risk hedging portfolios. The impact of the exchange rate position in 2005 was negative.
Gross income was €-296 million, €77 million lower than in 2005. This decrease was due to the negative impact of higher interest rates on the cost of financing and on the spread of portfolios.
General administrative expenses were €365 million in 2006, a 3.1% increase from 2005 because of greater expenses incurred in corporate projects.
Depreciation and amortization costs were €215 million in 2006, a 190.5% increase from 2005 due to greater amortization of intangibles, mostly from Abbey and investments in IT development.
Net impairment losses were €78 million positive in 2006 because of the release of country-risk provisions (€52 million allocation in 2005).

Other gains/losses were positive because of the release of funds established for possible contingencies that were resolved in the Bank’s favor.
Profit attributed to the Group was €162 million, and included €340 million net from the difference between capital gains and extraordinary allowances (excluding the capital gain from the sale of Urbis and Banesto’s allocation for an early retirement fund, which were recorded in Banesto).
The main movements in equity stakes in 2006 were: the acquisition of 24.8% of Sovereign Bancorp for US$2,921 million and the sales of 4.8% of San Paolo IMI for €1,585 million (gross capital gain of €705 million) and of the 10% stake in Antena 3TV (gross capital gain of €294 million). At the end of 2006, the capital gains from stakes in listed financial and industrial companies maintained in the portfolio equaled €4,000 million approximately.
2005 compared to 2004
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
Secondary level (business):
Retail Banking

	Retail Banking			Variations
	2006	2005	2004	06/05(%)	05/04(%)
	(in millions of euros)
Net interest income	12,372	10,639	7,391	16.29	43.95
Share of results of entities accounted for using the equity method	16	35	42	(54.29)	(16.67)
Net fee and commission income	5,936	5,169	3,932	14.84	31.46
Gains/losses on financial assets and liabilities and Exchange differences	1,051	928	323	13.25	187.31
Gross income	19,375	16,771	11,688	15.53	43.49
Sales and income from the provision of non- financial services (net) and Other operating income/expense	(10)	24	(24)	n/a	n/a
General administrative expenses:
Personnel expenses	(5,145)	(4,896)	(3,587)	5.09	36.49
Other administrative expenses	(3,445)	(3,208)	(2,062)	7.39	55.58
Depreciation and amortization	(848)	(867)	(731)	(2.19)	18.60
Net operating income	9,927	7,824	5,284	26.88	48.07
Net impairment losses	(2,330)	(1,659)	(1,506)	40.45	10.16
Other gains/losses	(417)	(176)	(115)	136.93	53.04
Profit before tax	7,180	5,989	3,663	19.89	63.50
2006 compared to 2005
The Group’s Retail Banking generated 85% of the operating areas’ total gross operating income in 2006 and 78% of profit before tax. The results of Urbis, which consolidated by global integration, were eliminated from the lines of the income statement and its net profit included in the line for discontinued operations. The income statements for 2005 and 2004 were drawn up again using the same criterion.

Net interest income was €12,372 million in 2006, a 16.3% or €1,733 million increase from €10,639 million in 2005 spurred by greater business and better customer spreads.
Net fee and commission income was €5,936 million in 2006, a 14.8% or €767 million increase from €5,169 million in 2005 reflecting the Group’s strategy of boosting the most recurrent revenues.
Gains/losses on financial assets and liabilities and exchange differences were €1,051 million in 2006, a 13.3% or €123 million increase from €928 million in 2005.
Gross income was 15.5% higher at €19,375 million.
General administrative expenses were €8,590 million in 2006, a 6% or €486 million increase from €8,104 million in 2005. The 3.7% growth of operating expenses in local currency together with the faster pace in gross income enabled net operating income to rise 26.9% to €9,927 million.
The efficiency ratio for all of Retail Banking improved by 4.6% to 47.7% (52.3% in 2005).
Net impairment losses grew 40.5% due to increase in lending in more profitable segments and products, but with a greater risk premium.
Profit before tax increased 24.1% to €7,436 million, with a good performance in Continental Europe as well as in Abbey and Latin America.
In Continental Europe the three main drivers were business growth (+24% in lending and +15% in deposits), good management of prices in an environment of rising interest rates and selective growth in expenses. The efficiency ratio was only 42.0% (44.0% in 2005).
In Abbey, the two elements behind the profit before tax increase were good performance of net interest income and net fees, and the 7.4% reduction in operating expenses. The combined effect was an improvement in the efficiency ratio of 7.4% (from 62.4% in 2005 to 55.0% in 2006).
The good earnings performance of Retail Banking in Latin America was based on strong growth in customer business, the good performance in net interest income and net fees, and control of expenses which was compatible with business development. The growing proportion of customer business in all countries, due to the strong development of activity, was generally reflected in these increases. The performance of the three main countries (Brazil, Mexico and Chile) was very good. Their commercial revenue (in euros) grew 33.6%, a pace which reached 46.5% in net operating income and 40.7% in profit before tax. In local currency, the growth rates were 26.8%, 38.3% and 33.3% respectively.
2005 compared to 2004
Net interest income in 2005 for the Retail Banking segment was €10,639 million, a 43.9% increase or €3,248 million from €7,391 million in 2004.
Net fees and commission income grew 31.5% to €5,169 million. The main drivers were business growth, stronger in lending but also in customer funds, and better management of prices in a more stable environment of interest rates, which is stabilizing spreads.
As a result, gross income was in 2005 €16,771 million, a 43.5% or €5,083 million higher than in 2004.
General administrative expenses in 2005 were €8,104 million, a 43.5% increase from 2004. The cost control policy implemented has been particularly successful at the Santander Network and Portugal.
Net operating income for the Retail Banking segment was €7,824 million in 2005, a 48.1% or €2,540 million increase from €5,284 million in 2004.
Net impairment losses for the Retail Banking segment, €1,659 million in 2005, grew only 10.1% due to the decreased needs for loan-loss provisions, because of the high credit risk quality and the coverage levels already reached.
Profit before tax was 63.5% higher at €5,989 million.

The increasing proportion of customer activity in all countries, due to the strong development of business in the last two years, was generally reflected in rises in net operating income and profit before tax.
Global Wholesale Banking

	Global Wholesale Banking			Variations
	2006	2005	2004	06/05(%)	05/04(%)
	(in millions of euros)
Net interest income	1,167	724	677	61.19	6.94
Share of results of entities accounted for using the equity method	–	–	–	–	–
Net fee and commission income	618	488	392	26.64	24.49
Gains/losses on financial assets and liabilities and Exchange differences	685	654	528	4.74	23.86
Gross income	2,470	1,866	1,597	32.37	16.84
Sales and income from the provision of non- financial services (net) and Other operating income/expense	(31)	(24)	(24)	29.17	–
General administrative expenses:
Personnel expenses	(432)	(351)	(299)	23.08	17.39
Other administrative expenses	(243)	(219)	(187)	10.96	17.11
Depreciation and amortization	(65)	(58)	(50)	12.07	16.00
Net operating income	1,699	1,214	1,037	39.95	17.07
Net impairment losses	(298)	(69)	(162)	331.88	(57.41)
Other gains/losses	(49)	12	3	n/a	300.00
Profit before tax	1,353	1,157	878	16.94	31.78
2006 compared to 2005
Global Wholesale Banking generated 11% of the operating areas’ total gross income in 2006 and 15% of profit before tax.
Gross income was 32.4% higher, spurred by net interest income (+61.2%) which reflects the sharp rise in lending (+49%) and a slight improvement in spreads. Another factor was the 26.6% rise in net fees and commissions, underscoring advisory activity.
Gains on financial transactions only grew by 4.7% because of the sale of stakes and portfolios in 2005.
General administrative expenses were €675 million in 2006, a 18.4% increase from €570 million in 2005, well below the rise in revenues and in line with the development of new capacities and the year’s good performance.
Net operating income was 40.0% higher at €1,699 million.
Net impairment losses were €298 million in 2006, four times more than in 2005. All of these provisions were generic and due to the strong rise in lending which increased the area’s portfolio, including guarantees, to €66 billion (+40% year-on-year). A large part of the provisions were generated in operations that had not reached their definitive structure at the end of 2006.
Profit before tax was 16.9% higher at €1,353 million, largely due to the investment banking and markets areas. The growth registered was of quality, driven by the 39.7% rise in revenues from clients and a further gain in the efficiency ratio to below 30% (29.9%, 3.8% better than in 2005).
2005 compared to 2004
Net interest income in 2005 was €724 million, a 6.9% increase from €677 million in 2004.
Net fee and commission income was €488 million, a 24.5% increase from €392 million in 2004.

Gross income in 2005 was €1,866 million, a 16.8% or €269 million increase from €1,597 million in 2004. Value-added businesses (transactional banking, trade finance, custody, investment banking, equities and treasury for customers) and capital gains offset the lower contribution from basic financing and own account treasury operations.
General administrative expenses and depreciation and amortization grew 17.3% and 16.0%, respectively while net impairment losses decreased by 57.4%. Operating costs grew due to business expansion and the launch of projects, such as Santander Global Connect and Santander Global Markets, in Europe (+€19 million). Appropriate risk management and lower use of credit lines with a more efficient consumption of capital reduced the need for loan loss provisions.
Profit before tax amounted to €1,157 million, 31.8% more than in 2004. This was largely due to the growing contribution of value-added business with clients, the development of new projects and lower needs for loan-loss provisions.
Asset Management and Insurance

	Asset Management and Insurance			Variations
	2006	2005	2004	05/06(%)	05/04(%)
	(in millions of euros)
Net interest income	55	46	16	19.57	187.50
Share of results of entities accounted for using the equity method	—	—	(5)	—	n/a
Net fee and commission income	680	618	416	10.03	48.56
Insurance activity income	302	224	165	34.82	35.76
Gains/losses on financial assets and liabilities and Exchange differences	29	27	10	7.41	170.00
Gross income	1,066	915	602	16.50	51.99
Sales and income from the provision of non- financial services (net) and Other operating income/expense	2	—	1	n/a	n/a
General administrative expenses:
Personnel expenses	(222)	(189)	(142)	17.46	33.10
Other administrative expenses	(173)	(165)	(94)	4.85	75.53
Depreciation and amortization	(23)	(18)	(15)	27.78	20.00
Net operating income	650	543	352	19.71	54.26
Net impairment losses	—	—	2	—	n/a
Other gains/losses	(5)	3	(6)	n/a	n/a
Profit before tax	645	546	348	18.13	56.90
2006 compared to 2005
This segment accounted for 5% of gross income and 7% of profit before tax.
The growth in profit before tax was backed by a 16.5% rise in gross income, with solid contributions from all components particularly net fees and commissions income (+10.0%) and, above all, insurance activity income (+34.8%). General administrative expenses, in line with the Group’s overall trend, increased at a lower pace than gross income (+11.6%) and pushed up net operating income by 19.6%.
The efficiency ratio was 1.3% better at 39.3%.
The revenues generated for the Group by mutual and pension funds and insurance, including those recorded by the distribution networks, increased 15% to €3,511 million and accounted for around one-sixth of the operating areas’ overall total.
Asset Management
Santander Asset Management’s global business of mutual and pension funds generated €2,028 million of fees for the Group, 6.3% more than in 2005. Profit before tax amounted to €410 million (+9.0%), after deducting operating costs and fees paid to the networks. Total managed assets were close to €150 billion, making us one of the largest institutions focused on the retail segment at the international level.

Insurance
Global insurance business (Santander Insurance is the commercial name) generated total gross income of €1,483 million (+28.8%). Its total contribution to the Group, the sum of profit before tax (€236 million) and fees paid to the network, was €1,420 million (+29.8%).
2005 compared to 2004
Gross income for this segment in 2005 was 915 million, a 52.0% or €313 million increase from €602 million in 2004. This strong growth (48.6% in net fee and commission income and 35.8% in insurance activity income) is mainly due to the incorporation of Abbey to the Group.
Profit before tax was 56.9% higher at €546 million.
Asset Management. The global business of mutual and pension funds integrated in Santander Asset Management generated total fees for the Group of €1,956 million (including those reclassified to discontinued operations), 23.5% higher than in 2004 (+15.9% without Abbey). After deducting the fees paid to the distribution networks, net fees and commission income for Asset Management were €618 million (+48.6%).
Insurance. Total revenues generated by the Group’s insurance companies, including fees paid to branch networks, amounted to €1,740 million (including those reclassified to discontinued operations) (+153.8% and +30.4% excluding Abbey). After deducting the fees paid to the distribution networks, insurance activity income was €224 million (+35.8%).
Financial Condition
Assets and Liabilities
Our total assets were €833,872.7 million at December 31, 2006, a 3.1% or €24,765.8 million increase from total assets of €809,106.9 million at December 31, 2005. Our gross loans and advances to corporate clients, individual clients and government and public entities which include the trading portfolio, other financial assets at fair value and loans, increased by 19.9% to €531,509.3 million at December 31, 2006 from €443,438.7 million at December 31, 2005, due to increased business in most areas, mainly in Spain and Latin America (principally Brazil and Mexico). Customer deposits, which are basically deposits from clients and securities sold to clients under agreements to repurchase, increased by 8.3% from €305,765.3 million at December 31, 2005, to €331,222.6 million at December 31, 2006, mainly due to increased volumes in Latin America (principally in Brazil) and Spain. Other managed funds, including mutual funds, pension funds and managed portfolios, increased by 9.3% from €152,845.6 million at December 31, 2005, to €167,123.6 million at December 31, 2006, mainly due to increased volumes in Abbey and Latin America.
In addition, and as part of the global financing strategy during 2006, the Group issued €26,102 million of mortgage and other covered bonds (including securitizations), as well as €50,854 million of senior debt (including Abbey’s medium term program) and €5,501 million of subordinated debt (excluding transactions with related parties). A total of €380 million of preferred securities was also issued.
During 2006 €20,755 million of senior debt (including Abbey’s medium term program) and €9,755 million of mortgage bonds matured and €473 million of preferred shares and €2,265 million of subordinated debt were amortized.
Goodwill remained at €14,512.7 million at the end of 2006, of which €8,920 million corresponded to Abbey. The increase in goodwill during 2006 equaled to €495 million (mainly due to the acquisition of Drive; see Note 17 to our consolidated financial statements).
Capital
Stockholders’ equity, net of treasury stock, at December 31, 2006, was €44,851.6 million, an increase of €5,073.1 million or 12.8% from €39,778.5 million at December 31, 2005, mainly due to the increase on reserves and on net attributable income.

At December 31, 2006, our eligible capital exceeded the minimum required by the Bank of Spain by approximately €11.2 billion. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Capital Adequacy Requirements”.
We estimate that our Tier 1 capital ratios, calculated in accordance with Basel Committee guidelines, and our total capital ratios, which include Tier 1 and Tier 2 capital, at December 31, 2006 and 2005 were as set forth:

	December 31,
	2006	2005
Tier 1 Capital Ratio	7.42%	7.88%
Total Capital Ratio — Tier 1 and Tier 2	12.49%	12.94%
B. Liquidity and capital resources
Management of liquidity
For information about our liquidity risk management process, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Part. 7 Market Risk — Statistical Tools for Measuring and Managing Market Risk — Non Trading activity — Liquidity Risk” and “—Quantitative analysis — B. Non Trading Activity — Asset and Liability Management — Management of structural liquidity”.
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
Latin American banks are autonomous in terms of liquidity. Centrally, we raised €47 billion in 2006 through medium- and long-term issues in the wholesale markets and €25.7 billion of assets were securitized.
At December 31, 2006, we had outstanding €204.1 billion of senior debt, of which €42.4 billion were mortgage bonds and €35.4 billion promissory notes. Additionally, we had €30.4 billion in subordinated debt (which includes €6.8 billion preferred securities) and €0.7 billion in preferred shares.
The following table shows the average balances during the years 2006, 2005 and 2004 of our principal sources of funds:

	2006	2005	2004
	(in thousands of euros)
Due to credit entities	123,753,200	115,974,336	63,831,518
Customer deposits	315,478,695	285,972,387	166,463,179
Marketable debt securities	174,377,295	124,185,634	53,992,496
Subordinated debt	29,554,497	27,287,081	14,469,088

Total	643,163,687	553,419,438	298,756,281
The average maturity of our outstanding debt as of December 31, 2006 is the following:

•	Senior debt	5.3 years
•	Mortgage debt	14.1 years
•	Dated subordinated debt	8.4 years
Exhibits VI and VII to our consolidated financial statements included herein show a detail of our senior and subordinated long-term debt, including their maturities.

The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of, and reduce our market access to debt financing. Our credit ratings are as follows:

	Long-Term	Short-Term	Financial Strength
Moody’s	Aa1	P1	B
Standard & Poor’s	AA	A1+
Fitch	AA	F1+	A/B
Our total customer deposits, excluding assets sold under repurchase agreements, totaled €284.2 billion at December 31, 2006. Loans and advances to customers (gross) totaled €531.5 billion at the same date.
We remain well placed to access various wholesale funding sources from a wide range of counterparties and markets, and the changing mix between customer deposits and repos, deposits by banks and debt securities in issue primarily reflects comparative pricing, maturity considerations and investor counterparty demand rather than any material perceived trend.
We use our liquidity to funding our lending and investment securities activities, for the payment of interest expense, for dividends paid to shareholders and the repayment of debt.
In connection with the proposed offer to purchase all of the ABN AMRO ordinary shares, we intend to raise approximately €9 billion of new financing via a rights issue and mandatorily convertible instruments and an additional €10.9 billion through balance sheet optimization, including leverage, incremental securitization and asset disposals. For information about the proposed offer to purchase all of the ABN AMRO ordinary shares, see “Item 4. Information on the Company — A History and development of the Company — Principal Capital Expenditures and Divestitures — Acquisitions, Dispositions, Reorganizations — Recent Events — ABN AMRO Holdings NV (“ABN AMRO”)”.
We, Grupo Santander, are a European, Latin American and North American financial group. Although, at this moment, except for Argentina and Venezuela, we are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Bank (the parent company) in the form of cash dividends, loans or advances, capital repatriation and other forms, there is no assurance that in the future such restrictions will not be adopted or how they would affect our business. Nevertheless, the geographic diversification of our businesses limits the effect of any restrictions that could be adopted in any given country.
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
As of December 31, 2006 and to the present date, we did not, and presently do not, have any material commitments for capital expenditures, except as disclosed in Item 4. “Information on the Company — A. History and development of the company — Sovereign Bancorp, Inc. (“Sovereign”)” and in Item 4. “Information on the Company — A. History and development of the company — Principal Capital Expenditures and Divestitures — Acquisitions, Dispositions and Reorganizations — Recent events — ABN AMRO Holding N.V. (“ABN AMRO”).”
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
The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on the Bank or that would cause the disclosed financial information not to be indicative of our future operating results or our financial condition:
•	a downturn in real estate markets, and a corresponding increase in mortgage defaults;

•	the recent interest rate hikes in the United States and other countries;

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

•
although it is foreseeable that entry barriers to domestic markets in Europe will be lowered, our possible plans of expansion into other markets could be affected by regulatory requirements of the national authorities of these countries; and

•
acquisitions or restructurings of businesses, including our proposed acquisition of certain assets of ABN AMRO Holding N.V. (see Item 4. Information on the Company — A. History and development of the company — Principal Capital Expenditures and Divestitures — Acquisitions, Dispositions and Reorganizations — Recent Events — ABN AMRO Holding N.V. (“ABN AMRO”), that do not perform in accordance with our expectations.

E. Off-balance sheet arrangements
As of December 31, 2006, 2005 and 2004, we had outstanding the following contingent liabilities and commitments:

	2006	2005	2004
	(in thousands of euros)
Contingent liabilities:
Guarantees and other sureties	58,205,412	48,199,671	31,511,567
Bank guarantees and other indemnities provided	52,697,242	44,251,411	28,533,973
Credit derivatives sold	478,250	180,000	—
Irrevocable documentary credits	5,029,484	3,767,022	2,977,594
Other financial guarantees	436	1,238	—
Assets assigned to sundry obligations	4	24	24
Other contingent liabilities	563,893	253,880	302,291

	58,769,309	48,453,575	31,813,882

Commitments:
Balances drawable by third parties	91,690,396	77,678,333	63,110,699
Other commitments	11,559,034	18,584,929	11,749,833

	103,249,430	96,263,262	74,860,532

	162,018,739	144,716,837	106,674,414

For more information see Note 59.6 to our Consolidated Financial Statements.
In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance sheet funds managed by us as of December 31, 2006, 2005 and 2004:

	2006	2005	2004
	(in thousands of euros)
Contingent liabilities:
Mutual funds	119,838,418	109,480,095	97,837,724
Pension funds	29,450,103	28,619,183	21,678,522
Other managed funds	17,835,031	14,746,000	8,998,388

	167,123,552	152,845,278	128,514,634

Relationship with unconsolidated companies
We have holdings in companies over which we are in a position to exercise significant influence, but that we do not control or jointly control. According to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, these investments in associated companies are accounted for using the equity method (see a detail of these companies in Exhibit II to our consolidated financial statements).
Transactions with these companies are made at market conditions and are closely monitored by our regulatory authorities. See Note 55 to our consolidated financial statements for further information.
Also, we use special purpose vehicles (“fondos de titulización”) in our securitization activity. According to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, only those vehicles that meet certain requirements are consolidated in the Group’s financial statements. We are not required to repurchase assets from or contribute additional assets to any of these special purpose vehicles. We do, however, provide in the ordinary course of business certain loans (amounting to €259.2 million to “fondos de titulización” in Spain) to some of these special purpose vehicles, which are provisioned in accordance with the risks involved. In 2006, the Group securitized €25.7 billion of medium and long-term assets.
In the ordinary course of business, Abbey enters into securitization transactions using special purpose securitization companies which are consolidated and included in Abbey’s financial statements. Abbey is under no obligation to support any losses that may be incurred by the securitization companies or the holders of the securities, and has no right or obligation to repurchase any securitized loan. Abbey has made some interest bearing subordinated loans to these securitization companies.
We do not have transactions with un-consolidated entities other than the aforementioned ones.
We have no other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
F. Tabular disclosure of contractual obligations
The following table summarizes our contractual obligations by remaining maturity at December 31, 2006:

		More than
Contractual obligations		1 year but
	Less than	less than	More than
(in millions of euros)	1 year	5 years	5 years	Total
Deposits fron credit institutions	49,752	5,446	1,618	56,816
Customer deposits	300,112	12,594	1,671	314,377
Marketable debt securities	47,557	37,170	89,682	174,409
Subordinated debt	595	5,577	24,250	30,422
Operating lease obligations	170	579	1,105	1,854
Purchase obligations	107	310	156	573
Other long-term liabilities	—	—	14,014	14,014

Total	398,293	61,676	132,496	592,465
Contractual obligations maturing in “more than 1 year but less than 3” and in “more than 3 years but less than 5” have been grouped according to the disclosure given in Note 53 to our consolidated financial statements.
For a description of our trading and hedging derivatives, which are not reflected in the above table, see Note 36 to our consolidated financial statements.

Item 6. Directors, Senior Management and Employees
A. Directors and senior management
We are managed by our Board of Directors which currently consists of 19 members. In accordance with our By-laws (Estatutos), the Board shall consist of at least 14 and not more than 22 members. Each member of the Board is elected to a five-year term by our stockholders at a general meeting, with approximately one-fifth of the members being elected each year, but they can be re-elected.
Our Board of Directors meets approximately nine times per year. In 2006, it met 11 times. Our Board of Directors elects our Chairman and Vice Chairmen from among its members, as well as the Chief Executive Officer. Between board meetings, lending and other board powers reside with the Executive Committee (Comisión Ejecutiva) and with the Risk Committee (Comisión Delegada de Riesgos). The Chairman is the Bank’s most senior officer and, as a result, has delegated to him all such powers as may be delegated under Spanish Law, our By-laws and the Rules and Regulations of the Board of Directors. The Chairman leads the Bank’s management team, in accordance with the decisions made and the criteria set by our shareholders at the General Shareholders’ Meeting and by the Board.
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
The current members of our Board of Directors are:

		Director
Name	Position with Santander	Since
Emilio Botín (1)	Chairman	1960
Fernando de Asúa	First Vice Chairman	1999
Alfredo Sáenz	Second Vice Chairman and Chief Executive Officer	1994
Matías R. Inciarte	Third Vice Chairman	1988
Manuel Soto	Fourth Vice Chairman	1999
Assicurazioni Generali, S.p.A.	Director	1999
Antonio Basagoiti	Director	1999
Ana P. Botín (1)	Director	1989
Javier Botín (1)	Director	2004
Lord Burns	Director	2004
Guillermo de la Dehesa	Director	2002
Rodrigo Echenique	Director	1988
Antonio Escámez	Director	1999
Francisco Luzón	Director	1997
Abel Matutes	Director	2002
Mutua Madrileña Automovilista	Director	2004
Luis Ángel Rojo	Director	2005
Luis Alberto Salazar-Simpson	Director	1999
Isabel Tocino	Director	2007

(1)	Ana P. Botín and Javier Botín are daughter and son, respectively, of Emilio Botín.

Our current Executive Officers are:

Name	Position with Banco Santander Central Hispano
Emilio Botín	Chairman of the Board of Directors and of the Executive Committee
Alfredo Sáenz	Second Vice Chairman of the Board of Directors and Chief Executive Officer
Matías R. Inciarte (1)	Third Vice Chairman of the Board of Directors and Chairman of the Risk Committee
Ana P. Botín	Chairwoman, Banesto
Francisco Luzón	Director, Executive Vice President, America
José A. Alvarez	Executive Vice President, Financial Management
Nuno Amado	Executive Vice President, Santander Totta
David Arce	Executive Vice President, Internal Auditing
Ignacio Benjumea	Executive Vice President, General Secretariat
Juan Manuel Cendoya	Executive Vice President, Communications, Corporate Marketing and Research
Fermín Colomés	Executive Vice President, Operations
José María Espí	Executive Vice President, Risk
Enrique G. Candelas	Executive Vice President, Santander Branch Network - Spain
Joan-David Grimà	Executive Vice President, Asset Management
Juan Guitard	Executive Vice President, General Secretariat
Gonzalo de las Heras	Executive Vice President, Global Wholesale Banking
Antonio H. Osorio	Chief Executive Officer, Abbey
Adolfo Lagos	Executive Vice President, Global Wholesale Banking
Jorge Maortua	Executive Vice President, Global Wholesale Banking
Serafín Méndez	Executive Vice President, Premises and Security
Jorge Morán	Executive Vice President, Insurance
César Ortega	Executive Vice President, General Secretariat
Javier Peralta	Executive Vice President, Risk
Marcial Portela	Executive Vice President, America
Juan R. Inciarte (1)	Executive Vice President, Consumer Finance
José Manuel Tejón	Executive Vice President, Financial Accounting and Control
Jesús Ma Zabalza	Executive Vice President, America

(1)	Matías and Juan R. Inciarte are brothers.
In addition, José María Fuster, Executive Vice-President of Banesto, is the Group’s Chief Information Officer and responsible for the Division of Technology and Operations and José Luis G. Alciturri, Adjoint Executive Vice-President of the Bank, is the Head of the Group’s Human Resources.
Following is a summary description of the relevant business experience and principal business activities of our current Directors and Executive Officers performed both within and outside Santander:
Emilio Botín (Chairman of the Board of Directors and of the Executive Committee)
Born in 1934. He joined Banco Santander in 1958 and in 1986 he was appointed Chairman of the Board. He is also a non-executive Director of Shinsei Bank, Limited.
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
Alfredo Sáenz (Second Vice Chairman of the Board of Directors and Chief Executive Officer)
Born in 1942. Former Chief Executive Officer and Vice Chairman of Banco Bilbao Vizcaya and Chairman of Banca Catalana until 1993. In 1994, he was appointed Chairman of Banesto and in February 2002, Second Vice Chairman and Chief Executive Officer of Santander. He is also non-executive Vice Chairman of CEPSA and a non-executive Director of France Telecom España, S.A.

Matías R. Inciarte (Third Vice Chairman of the Board of Directors and Chairman of the Risk Committee)
Born in 1948. He joined Banco Santander in 1984 and was appointed Executive Vice President and Chief Financial Officer in 1986. In 1988 he was appointed Director and in 1994 Second Vice Chairman. He is also Chairman of UCI, S.A., Second Vice Chairman of Grupo Corporativo Ono, S.A. and Director of Banesto, Financiera Ponferrada, S.A. and Operador del Mercado Ibérico de Energía Polo Español, S.A. He was Minister of the Presidency of the Spanish Government (1981-1982).
Manuel Soto (Fourth Vice Chairman of the Board of Directors)
Born in 1940. He was appointed Director in April 1999. He is non-executive Vice Chairman of Indra Sistemas, S.A. and a Director of Inversiones Inmobiliarias Lar, S.A. and Corporación Financiera Alba, S.A. He is also Chairman of the Advisory Board of Mercapital, S.L. and member of the Consultive Committee of Occidental Hoteles Management, S.A. In addition, he was formerly Chairman of Arthur Andersen’s Global Board and manager for EMEA (Europe Middle East and Africa) and India.
Assicurazioni Generali, S.p.A. (“Assicurazioni”)
An Italian insurance company represented on our Board by its Chairman, Antoine Bernheim. Assicurazioni is a former Director of Banco Central Hispanoamericano from 1994 to 1999. Assicurazioni was appointed Director in April 1999.
Antoine Bernheim (Representative of the Company Director Assicurazioni)
Born in 1924. He joined the board of directors of Assicurazioni Generali in 1973 becoming the company’s Vice-Chairman in 1990 and Chairman from 1995 to 1999. He was re-elected Chairman in 2002. He is a former Vice-Chairman of Mediobanca and currently a board member of that bank. In addition, he is a former senior partner at Lazard Frérers & Cie (1967 to 2000) and at present he is Deputy Chairman of the Supervisory Board of Intesa Sanpaolo.
Antonio Basagoiti
Born in 1942. Former Executive Vice President of Banco Central Hispanoamericano. He was appointed Director in July 1999. He is non-executive Vice Chairman of Faes Farma, S.A. and a non-executive Director of Pescanova, S.A. He is a former Chairman of Unión Fenosa, S.A.
Ana P. Botín
Born in 1960. Former Executive Vice President of Banco Santander, S.A. and former Chief Executive Officer of Banco Santander de Negocios from 1994 to 1999. In February 2002, she was appointed Chairwoman of Banesto. She is also a non-executive Director of Assicurazioni Generali, S.p.A.
Javier Botín
Born in 1973. He was appointed Director in July 2004. He is also an executive Director and Partner of M&B Capital Advisers, Sociedad de Valores, S.A.
Lord Burns
Born in 1944. He was appointed Director in December 2004. He is also a non-executive Chairman of Abbey and Marks and Spencer Group plc. In addition, he is a non-executive Chairman of Glas Cymru (Welsh Water) and a non-executive Director of Pearson Group plc. He was Permanent Secretary to the UK Treasury and chaired the UK Parliamentary Financial Services and Markets Bill Joint Committee and was a non-executive Director of British Land plc and Legal & General Group plc.
Guillermo de la Dehesa
Born in 1941. Former Secretary of State of Economy and Secretary General of Commerce of the Spanish Government and Chief Executive Officer of Banco Pastor. He is a State Economist and Bank of Spain’s Office Manager (on leave). He was appointed Director in June 2002. He is an international advisor of Goldman Sachs, Chairman of AVIVA Vida y Pensiones, S.A. and a Director of Campofrío Alimentación, S.A., Goldman Sachs Europe Ltd. and AVIVA plc. He is also Chairman of the Centre for Economic Policy Research (CEPR) in London, member of the Group of Thirty of Washington, and Chairman of the Board of Trustees of the Instituto de Empresa.

Rodrigo Echenique
Born in 1946. Former Director and Chief Executive Officer of Banco Santander, S.A. from 1988 to 1994. He is Chairman of the Social Economic Council of the Carlos III University (Madrid) and a non-executive Director of Inversiones Inmobiliarias Lar, S.A.
Antonio Escámez
Born in 1951. Former Director and Executive Vice President of Banco Central Hispanoamericano from 1988 to 1999. He was appointed Director in April 1999. He is also a non-executive Chairman of Santander Consumer Finance, S.A., Open Bank Santander Consumer, S.A. and Arena Communications España, S.A., and a non-executive Vice Chairman of Attijariwafa Bank.
Francisco Luzón
Born in 1948. He joined Banco Santander in 1996 as Executive Vice President, Adjoint to the Chairman. Former Chairman of Banco Exterior de España (from 1988 to 1996), Caja Postal (from 1991 to 1996), Corporación Bancaria de España (from 1991 to 1996) and of Argentaria (1996). He is also a non-executive Director of Industria de Diseño Textil, S.A. and Chairman of the Social Council of the University of Castilla-La Mancha.
Abel Matutes
Born in 1941. Former Foreign Minister of the Spanish Government and EU Commissioner for the portfolios of Loans and Investment, Financial Engineering and Policy for Small and Medium-sized Companies (1989); North-South Relations, Mediterranean Policy and Relations with Latin America and Asia (1989) and of the Transport and Energy and Supply Agency of Euroatom (1993). He is also a Chairman of Fiesta Hotels & Resorts, S.L. and a Director of Eurizon Financial Group, FCC Construcción, S.A. and TUI AG.
Mutua Madrileña Automovilista
Spanish car insurance company represented on our Board by Luis Rodríguez. Mutua Madrileña Automovilista was appointed Director in April 2004.
Luis Rodríguez (Representative of the Company Director Mutua Madrileña Automovilista)
Born in 1941. In 2002 he joined the board of directors of Mutua Madrileña Automovilista and is currently First Vice Chairman of that board. He is also Joint Administrator of Ibérica de Maderas y Aglomerados, S.A., Chairman of Mutuactivos, the mutual fund institution of Mutua Madrileña, and Vice-Chairman of Aresa Seguros Generales, S.A.
Luis Ángel Rojo (Chairman of the Audit and Compliance Committee)
Born in 1934. Former Head of Economics, Statistics and Research Department, Deputy Governor and Governor of the Bank of Spain. He has been a member of the Governing Council of the European Central Bank, Vice-Chairman of the European Monetary Institute, member of United Nations’ Development Planning Committee and Treasurer of the International Association of Economy. He is Professor emeritus of the Complutense University of Madrid, member of the Group of Wise Men appointed by the ECOFIN Council for the study of integration of the European financial markets, member of the Royal Academy of Moral and Political Sciences and of the Royal Academy of the Spanish Language. He is also a non-executive Director of Corporación Financiera Alba, S.A.
Luis Alberto Salazar-Simpson
Born in 1940. He is Chairman of France Telecom España and Constructora Inmobiliaria Urbanizadora Vasco-Aragonesa, S.A. and a non-executive Director of Mutua Madrileña Automovilista and Saint Gobain Cristalería, S.A.
Isabel Tocino
Born in 1949. Former Minister for Environment of the Spanish Government, former Chairwoman of the European Affairs and of the Foreign Affairs Committees of Spanish Congress and former Chairwoman for Spain and Portugal and former Vice-Chairwoman for Europe of Siebel Systems. She was appointed Director by co-option by the Board at its meeting held on March 26, 2007 and ratified by the General Shareholders’ Meeting held on June 23, 2007. She is a professor of the Complutense University of Madrid, non-executive Director of Climate Change Capital, Vice-Chairwoman of the International Association of Women Lawyers and the Federal Congress of the European Movement and member of the Royal Academy of Doctors.

José A. Alvarez
Born in 1960. He joined the Bank in 2002. In 2004, he was appointed Executive Vice President, Financial Management.
Nuno Amado
Born in 1959. In 1997 he joined the Bank as a member of the Executive Committee of BCI/Banco Santander Portugal. In December 2004 he was appointed Director and Vice Chairman of Santander Totta’s Executive Committee. He was appointed Executive Vice President in July 2006. Also in 2006 he was appointed Santander Totta’s Chief Executive Officer.
David Arce
Born in 1943. He joined Banco Santander in 1964. In 1994, he was appointed Executive Vice President, Internal Auditing of Banco Santander and Banesto. He is also a Director of Banesto.
Ignacio Benjumea
Born in 1952. He joined Banco Santander in 1987 as General Secretary of Banco Santander de Negocios. In 1994 he was appointed Executive Vice President and General Secretary and Secretary of the Board of Banco Santander. He is also a Director of Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A., Sociedad Rectora de la Bolsa de Madrid, S.A. and La Unión Resinera Española, S.A.
Juan Manuel Cendoya
Born in 1967. Former Manager of the Legal and Tax Departament of Bankinter, S.A. from 1999 to 2001. He joined the Bank on July 23, 2001 as Executive Vice President, Communications, Corporate Marketing and Research.
Fermín Colomés
Born in 1949. He was appointed Senior Vice President of Banesto in 1999. In 2002, he joined the Bank and in December 2006 was appointed Executive Vice President, Operations. At present, he is a Director of Open Bank Santander Consumer, S.A. and Santander de Titulización, S.G.F.T., S.A. and Chairman of Geobán, S.A. and Sercobán, Administración de Empresas, S.L.
José María Espí
Born in 1944. He joined the Bank in 1985 and, in 1988, was appointed Executive Vice President, Human Resources. In 1999 he was appointed Executive Vice President, Risk. He is also Chairman of Unión de Crédito Inmobiliario, S.A., E.F.C. and Director of UCI, S.A.
Enrique G. Candelas
Born in 1953. He joined Banco Santander in 1975 and was appointed Senior Vice President in 1993. He was appointed Executive Vice President, Santander Branch Network Spain in January 1999.
Joan-David Grimà
Born in 1953. He joined Banco Central Hispanoamericano in 1993. In June 2001 he was appointed Executive Vice President, Industrial Portfolio and in December 2005 he was appointed Executive Vice President, Asset Management and Insurance. He was formerly Vice Chairman and Chief Executive Officer of Auna Operadores de Telecomunicaciones, S.A. from January 2002 to November 2005. He is also a Director of Teka Industrial, S.A. and ACS Actividades de Construcción y Servicios, S.A.
Juan Guitard
Born in 1960. Former General Secretary of the Board of Banco Santander de Negocios (from 1994 to 1999) and Manager of the Investment Banking Department of the Bank (from 1999 to 2000). He rejoined the Bank in 2002, being appointed Executive Vice President, Vice-Secretary General of the Board.

Gonzalo de las Heras
Born in 1940. He joined the Bank in 1990. He was appointed Executive Vice President in 1991 and supervises the North American business of the Group. He is also a Director of Sovereign Bancorp, Inc.
Antonio H. Osorio
Born in 1964. He joined Banco Santander in 1993 and was appointed Executive Vice President, Portugal, in January 2000. He was Chairman of the Executive Committee of Banco Santander Totta, S.A., Chairman of the Executive Committee of Banco Santander de Negocios Portugal, S.A. and non-executive Director of Abbey. In 2006 he was appointed Chief Executive Officer of Abbey.
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
Serafín Méndez
Born in 1947. He joined the Bank in 1964. He was appointed Executive Vice President, Premises and Security in 2004.
Jorge Morán
Born in 1964. He joined the Bank in 2002. He was appointed Executive Vice President, Asset Management and Insurance in 2004. In December 2005, he was appointed Executive Vice President and Chief Operating Officer of Abbey and in 2006 Executive Vice President in charge of the Global Insurance Division.
César Ortega
Born in 1954. He joined the Bank in 2000 and was appointed Executive Vice President in 2006.
Javier Peralta
Born in 1950. He joined the Bank in 1989 and in 1993 was appointed Executive Vice President. In 2002, he was appointed Executive Vice President, Risk.
Marcial Portela
Born in 1945. He joined the Bank in 1998 as Executive Vice President. In 1999, he was appointed Executive Vice President, America. He is also a Director of Best Global, S.A.
Juan R. Inciarte
Born in 1952. He joined Banco Santander in 1985 as Director and Executive Vice President of Banco Santander de Negocios. In 1989 he was appointed Executive Vice President and from 1991 to 1999 he was a Director of Banco Santander. He is also a non-executive Vice Chairman of Santander Consumer Finance, Deputy Chairman of Abbey National plc and a Director of Sovereign Bancorp, Inc. He is also a Director of CEPSA and NIBC Bank N.V.
José Tejón
Born in 1951. He joined the Bank in 1989. In 2002 he was appointed Executive Vice President, Financial Accounting and Control.
Jesús Ma Zabalza
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
B. Compensation
Directors’ compensation
By-law stipulated fees
Article 38 of the Bank’s By-laws provides that the share in the Bank’s profit for each year to be received by the members of the Board of Directors for discharging their duties will be up to 1% of the Bank’s net profit for the year.
The Board of Directors, making use of the powers conferred on it, set the related amount at 0.143% of the Bank’s net profit for 2006 (as compared to 0.152% in 2005 and 0.169% in 2004).
The Board of Directors, also under the powers conferred on it, resolved to allocate this amount as follows (assigning the respective proportional amounts to any Directors who did not sit on the Board for the whole year): each Board member received a gross payment of €107.4 thousand (2005: €89.5 thousand; 2004: €71.4 thousand) and, additionally, each member of the following Board Committees received the following gross payments: Executive Committee, €215.4 thousand (2005: €179.5 thousand; 2004: €155.1 thousand); Audit and Compliance Committee, €50 thousand (2005: €50 thousand; 2004: 35.7 thousand); Appointments and Remuneration Committee, €30 thousand (2005: €30 thousand; 2004: no amount allocated). Also, the First Vice Chairman and the Fourth Vice Chairman received a gross payment amount of €36 thousand each (2005: €36 thousand; 2004: no amount allocated).
Furthermore and also as provided for in article 38 of our By-laws, in 2006 the Directors received the following gross fees, set by the Board on 15 December 2004, for attending Board and Committee meetings (excluding Executive Committee meetings):
-Board meetings: €2,310 for resident Directors and €1,870 for non-resident Directors (2005: €2,310 thousand and €1,870 thousand, respectively).
-Committee meetings: €1,155 for resident Directors and €935 for non-resident Directors (2005: €1,155 thousand and €935 thousand, respectively).
Salary compensation
As provided by our By-laws, the members of the Board and of the Executive Committee are entitled to be remunerated for discharging duties within the Bank other than those duties performed in their capacity as a Director.
Consequently, the Bank’s executive Directors (who as of December 31, 2006, 2005 and 2004 are Emilio Botín, Alfredo Sáenz, Matías R. Inciarte, Ana P. Botín, and Francisco Luzón) received the following salary compensation:

	2006	2005	2004
	(in thousands of euros)
Total salaries	20,970	18,494	16,179
Of which: variable compensation	13,666	11,412	9,395

The remuneration and other compensation granted to the directors in 2006 is as follows:

	In thousands of euros
	2006
	Bylaw-Stipulated Compensation
				Appointments
			Audit and	and
		Executive	Compliance	Remuneration	Attendance Fees		Salary of Executive Directors (1)			Other		2005	2004
Directors	Board	Committee	Committee	Committee	Board	Other Fees	Fixed	Variable (a)	Total	Remuneration	Total	Total	Total
Emilio Botín	107	215	—	—	23	2	1,079	2,032	3,111	1	3,459	3,035	2,749
Fernando de Asúa	143	215	50	30	23	129	—	—	—	—	590	519	407
Alfredo Sáenz	107	215	—	—	23	2	2,718	4,652	7,370	382	8,099	7,161	6,252
Matías R. Inciarte	107	215	—	—	23	113	1,372	2,517	3,889	154	4,501	3,970	3,545
Manuel Soto Serrano	143	—	50	30	23	25	—	—	—	—	271	246	150
Assicurazioni Generali, S.p.A.	125	—	—	—	11	—	—	—	—	—	136	110	76
Antonio Basagoiti	107	215	—	—	23	111	—	—	—	3,021	3,477	414	279
Ana P. Botín	107	215	—	—	23	—	1,030	1,696	2,726	13	3,084	2,733	2,252
Javier Botín	107	—	—	—	21	—	—	—	—	—	128	106	42
Lord Terence Burns (***)	107	—	—	—	15	—	—	—	—	—	122	105	4
Guillermo de la Dehesa	107	215	—	30	21	8	—	—	—	—	381	326	258
Rodrigo Echenique	107	215	—	30	21	85	—	—	—	930	1,388	1,329	1,113
Antonio Escámez	107	215	—	—	23	110	—	—	—	874	1,329	1,337	1,088
Francisco Luzón	107	215	—	—	23	—	1,105	2,769	3,874	382	4,601	4,003	3,538
Luís Ángel Rojo (****)	107	—	50	30	23	22	—	—	—	—	232	113	—
Abel Matutes	107	—	50	—	23	9	—	—	—	—	189	172	144
Mutua Madrileña Automovilista	125	—	—	—	23	—	—	—	—	—	148	122	62
Luís Alberto Salazar-Simpson	107	—	50	—	21	14	—	—	—	—	192	173	143
Jay S. Sidhu (b)	58	—	—	—	—	—	—	—	—	—	58	—	—
Emilio Botín O. (**)	—	—	—	—	—	—	—	—	—	—	—	98	94
Elías Masaveu (**)	—	—	—	—	—	—	—	—	—	—	—	47	81
Jaime Botín (*)	—	—	—	—	—	—	—	—	—	—	—	—	48
Juan Abelló (*)	—	—	—	—	—	—	—	—	—	—	—	—	121
José Manuel Arburúa (*)	—	—	—	—	—	—	—	—	—	—	—	—	120
Sir George Ross Mathewson (*)	—	—	—	—	—	—	—	—	—	—	—	—	69
Antonio de Sommer (*)	—	—	—	—	—	—	—	—	—	—	—	—	25

Total 2006	2,092	2,150	250	150	386	630	7,304	13,666	20,970	5,757	32,385	—	—

Total 2005	1,795	1,800	256	148	315	607	7,082	11,412	18,494	2,704	—	26,119	—

Total 2004	1,435	1,463	214	—	387	697	6,784	9,395	16,179	2,285	—	—	22,660

(*)	Directors who were Board members for some months in 2004 but ceased to be directors prior to December 31, 2004.

(**)	Directors who were Board members for some months in 2005 but ceased to be directors prior to December 31, 2005.

(***)	Appointed as member of the Bank’s Board of Directors on December 20, 2004 and subsequently ratified by the shareholders at the Annual General Meeting on June 18, 2005.

(****)	Appointed as member of the Bank’s Board of Directors on April 25, 2005 and subsequently ratified by the shareholders at the Annual General Meeting on June 18, 2005.

(a)	Accrued in 2006.

(b)	Appointed by the shareholders at the Annual General Meeting on June 17, 2006 and ceased to discharge his duties on December 31, 2006.

(1)	Recognized under “Personnel expenses” in the income statement of the Bank, except for the salary of Ana P. Botín, which is recognized at Banco Español de Crédito, S.A.

The amounts recorded under “Other remuneration” in the foregoing table include, inter alia, the life and medical insurance costs borne by the Group. They also include the remuneration paid to Antonio Escámez and Rodrigo Echenique under contracts for the provision of services other than the supervisory and decision-making functions as Board members.
Also Antonio Basagoiti received €3 million for his duties during the time he sat on the Board of Unión Fenosa at the Bank’s proposal; this remuneration, proposed by the Appointments and Remuneration Committee, was approved by the Bank’s Board of Directors on February 6, 2006.
Compensation to the Board Members as representatives of the Bank and to Senior Management
Representation on other boards
By resolution of the Executive Committee, all the compensation received by the Bank’s Directors who represent the Bank on the boards of directors of listed companies in which the Bank has a stake (at the expense of those companies) relating to appointments made after March 18, 2002, will accrue to the Group. The compensation received in 2006 in connection with representation duties of this kind, relating to appointments made after March 18, 2002, was as follows:

		Thousands
	Company	of Euros
Emilio Botín	Shinsei	59.9
Fernando de Asúa	CEPSA	95.6
Antonio Escámez	Attijariwafa Bank	5.0

		160.5

In 2006 Emilio Botín also received options to acquire 25,000 shares of Shinsei at a price of JPY825 each. Previously, in 2005, Emilio Botín had received options to acquire 25,000 Shinsei shares at a price of JPY601 each. At December 29, 2006, the market price of the Shinsei share was JPY700 and, therefore, regardless of the stipulated exercise periods, the options granted in 2006 could not have been exercised, whereas the exercise of the options granted in 2005 would have given rise to a theoretical gain of €15,800.
Furthermore, other Directors of the Bank earned a total of €732 thousand in 2006 as members of the Boards of Directors of Group companies (2005: €739,000; 2004: €84,000), the detail being as follows: Lord Burns received €686,000 from Abbey, Rodrigo Echenique received €23,000 from Banco Banif, S.A. and Matías R. Inciarte received €23,000 from UCI, S.A.
Senior management
Below are the details of the aggregate compensation paid to the Bank’s Executive Officers (*) in 2006, 2005 and 2004:

	Number	In thousands of euros
	of	Salary Compensation			Other
Year	People (1)	Fixed	Variable	Total	Compensation	Total
2004	23	15,156	24,399	39,555	1,727	41,282
2005	24	16,450	27,010	43,460	2,708	46,168
2006	26	19,119	34,594	53,713	11,054	64,767

(*)	Excluding Executive Directors’ compensation, which is detailed above.

(1)	At some point in the year they occupied the position of Executive Vice President.
Pension commitments, other insurance and other items
The total balance of supplementary pension obligations assumed by the Group over the years for its current and retired employees, which amounted to €14,014 million (covered mostly by in-house allowances) as of December 31, 2006, includes the obligations to those who have been Directors of the Bank during the year and who discharge (or have discharged) executive functions during the year. The total pension commitments for these Directors, together with the total sum insured under life insurance policies at that date and other items, amounted to €234 million as of December 31, 2006 (€182 million as of December 31, 2005 and €178 million as of December 31, 2004).

The following table provides information on the obligations undertaken and covered by the Group relating to pension commitments and other insurance for the Bank’s executive Directors:

	In thousands of euros
	2006		2005
	Total Accrued		Total Accrued		2004
	Pension	Other	Pension	Other	Total Accrued	Other
	Obligations	Insurance	Obligations	Insurance	Pension Obligations	Insurance
Emilio Botín	21,068	—	11,785	—	10,700	—
Alfredo Sáenz	55,537	8,155	45,444	7,917	46,061	7,724
Matías R. Inciarte	39,390	4,117	28,953	3,997	27,752	3,900
Ana P. Botín	15,045	1,402	12,232	1,373	9,742	1,258
Francisco Luzón	39,187	6,571	39,188	6,380	35,703	6,224

Total	170,227	20,245	137,602	19,667	129,958	19,106

The amounts in the “Total Accrued Pension Obligations” column in the foregoing table relate to the present actuarial value of the accrued future annual payments to be made by us which the beneficiaries are not entitled to receive in a single payment. These amounts were obtained from actuarial calculations and cover the commitments to pay the Directors’ respective pension supplements, which were calculated as follows:
In the case of Emilio Botín, Alfredo Sáenz, Matías R. Inciarte and Ana P. Botín, these supplements were calculated as 100% of the sum of the fixed annual salary received at the date of effective retirement plus 30% of the arithmetical mean of the last three variable salary payments received.
In addition, in the case of Francisco Luzón, to the amount thus calculated will be added the amounts received by him in the year before retirement or early retirement in his capacity as a member of the Board of Directors of the Bank or of other consolidable Group companies.
Pension charges recognized and reversed in 2006 amounted to €44,819 thousand and €629 thousand.
Additionally, other Directors benefit from life insurance policies at the Group’s expense, the related insured sum being €3 million as of December 31, 2006, 2005 and 2004.
Finally, the total pension commitments, together with the total sum insured under life insurance policies for the Bank’s Executive Officers (excluding executive Directors), amounted to €238 million as of December 31, 2006.
Stock option plan
Our By-laws provide that Directors may also receive compensation in the form of shares of the Bank or options over the shares, or other remuneration linked to the share value following a resolution adopted by the shareholders at the General Shareholders’ Meeting (conducted in accordance with our By-laws and applicable Spanish legislation).
Article 28.3 of the Rules and Regulations of the Board of Directors states that only executive Directors can benefit from remuneration systems involving delivery of shares or options on them.

The detail of the Bank’s share options granted to directors is as follows (See Notes 5 and 49 to our Consolidated Financial Statements):

								Exercised Options
										Granted				Exercised Options
			Options Granted							Market						Market			Date of	Date of
	Options at	Exercise		Exercise	Exercised	Options at	Options		Exercise	Price	Options at	Exercise	Options		Exercise	Price	Options at	Exercise	Commencement	Expiration of
	January 1,	Price		Price	Options	January 1,	Granted		Price	Applied	December 31,	Price	Granted		Price	Applied	December 31,	Price	of Exercise	Exercise
	2004	(Euros)	Number	(Euros)	Number	2005	Number	Number	(Euros)	(Euros)	2005	(Euros)	Number	Number	(Euros)	(Euros)	2006	(Euros)	Period	Period
Managers Plan 2000:

Emilio Botín	150,000	10.545	—	—	—	150,000	—	(150,000)	10.545	11.12	—	—	—	—	—	—	—	—	12/30/03	12/29/05
Alfredo Sáenz	100,000	10.545	—	—	—	100,000	—	(100,000)	10.545	11.14	—	—	—	—	—	—	—	—	12/30/03	12/29/05
Matías R. Inciarte	125,000	10.545	—	—	—	125,000	—	(125,000)	10.545	11.14	—	—	—	—	—	—	—	—	12/30/03	12/29/05
Antonio Escámez	100,000	10.545	—	—	—	100,000	—	(100,000)	10.545	11.07	—	—	—	—	—	—	—	—	12/30/03	12/29/05
Francisco Luzón	100,000	10.545	—	—	—	100,000	—	(100,000)	10.545	11.14	—	—	—	—	—	—	—		12/30/03	12/29/05

	575,000	10.545	—	—	—	575,000	—	(575,000)	10.545	11.12	—	—	—	—	—	—	—	—

Long-Term Incentive Plan (I06)

Emilio Botín	—	—	541,400	9.09	—	541,400	—	—	—	—	541,400	9.09	—	—	—	—	541,400	9.09	01/15/08	01/15/09
Alfredo Sáenz	—	—	1,209,100	9.09	—	1,209,100	—	—	—	—	1,209,100	9.09	—	—	—	—	1,209,100	9.09	01/15/08	01/15/09
Matías R. Inciarte	—	—	665,200	9.09	—	665,200	—	—	—	—	665,200	9.09	—	—	—	—	665,200	9.09	01/15/08	01/15/09
Ana P. Botín (*)	—	—	293,692	9.09	—	293,692	—	—	—	—	293,692	9.09	—	—	—	—	293,692	9.09	01/15/08	01/15/09
Francisco Luzón	—	—	639,400	9.09	—	639,400	—	—	—	—	639,400	9.09	—	—	—	—	639,400	9.09	01/15/08	01/15/09

	—	—	3,348,792	9.09	—	3,348,792	—	—	—	—	3,348,792	9.09	—	—	—	—	3,348,792	9.09

(*)	Approved by Banesto’s shareholders at its Annual General Meeting on February 28, 2006.

Description of Stock Option and Compensation Plans
In recent years, the Bank has put in place compensation systems for its managers and employees linked to the market performance of the Bank’s shares based on the achievement of certain objectives.
Additionally, on June 23, 2007 the General Shareholders’ Meeting approved 100 free shares of Banco Santander Central Hispano, S.A. to each active employee of Santander Group, to celebrate the 150th Anniversary of Banco Santander.
After a report from the Appointments and Remuneration Committee, and within the framework of approval by the Bank’s Board of Directors of a long-term incentive policy and of the plans making up such policy, the following resolutions were adopted by the General Shareholders’ Meeting held on June 23, 2007 in connection with the matters requiring a decision of the shareholders acting at the General Shareholders’ Meeting:
Approval of the first and second cycle of the Performance Shares Plan.
The first and second share delivery cycle linked to the attainment of certain objectives, which are subject to the following rules, was approved:
(i) Beneficiaries: The executive Directors and other members of the Senior Management as well as such other managers of the Santander Group (excluding Banesto) as the Board of Directors or the Executive Committee, acting under powers delegated to it by the Board, may determine. The overall number of participants is expected to be approximately 5,000, although the Board of Directors or the Executive Committee, acting under powers delegated to it by the Board, may decide to include (by promotion or addition to the Group) or exclude other participants, without changing the maximum overall number of shares to be delivered that are authorized at any time.
(ii) Objectives: The objectives (the “Objectives”) whose achievement will determine the number of shares to be delivered are linked to two indicators:
a) Total Shareholder Return (“TSR”); and
b) Growth in Earnings per Share (“EPS”).
For the purposes hereof, TSR shall mean the difference (stated as a percentage ratio) between the value of an investment in common shares in each of the compared institutions at the end of the period and the value of the same investment at the beginning of the period, bearing in mind that, for purposes of the calculation of such value at the end of the period, the dividends or similar items received by the shareholders for such investment during the respective period of time will be considered as if they had been invested in additional shares of the same type on the first date on which the dividend is due to the shareholders and at the average weighted listing price on such date. The listing prices set forth in paragraph (iii) below shall be used to determine such values at the beginning and at the end of the period.
For the same purposes, EPS growth shall mean the percentage ratio between the earnings per common share as disclosed in the annual consolidated financial statements at the beginning and at the end of the comparison period, as determined in paragraph (iii) below.
At the end of the respective cycle, the TSR and EPS growth of Santander and of each of the entities of the group defined below (“Reference Group”) will be calculated and will be ranked in descending order. Each of the two indicators (TSR and EPS growth) shall separately have a 50% weight in the determination of the percentage of shares to be delivered, on the basis of the following scale and according to Santander’s relative position within the Reference Group:

	Percentage of	Santander's	Percentage of
Santander's	shares to be	position in the	shares to be
position in the	delivered	EPS growth	delivered
TSR ranking	over maximum	ranking	over maximum
1st to 6th	50%	1st to 6th	50%
7th	43%	7th	43%
8th	36%	8th	36%
9th	29%	9th	29%
10th	22%	10th	22%
11th	15%	11th	15%
12th or more	0%	12th or more	0%

The Reference Group will initially be composed of the following 21 entities:

Bank	Country

ABN AMRO Holding	The Netherlands
Banco Itau	Brazil
Bank of America	United States
Barclays	United Kingdom
BBVA	Spain
BNP Paribas	France
Citigroup	United States
Credit Agricole	France
HBOS	United Kingdom
HSBC Holdings	United Kingdom
Intesa Sanpaolo	Italy
JP Morgan Chase & Co.	United States
Lloyds TSB Group	United Kingdom
Mitsubishi	Japan
Nordea Bank	Sweden
Royal Bank of Canada	Canada
Royal Bank of Scotland Group	United Kingdom
Société Générale	France
UBS	Switzerland
Unicredito Italiano	Italy
Wells Fargo & Co.	United States
If any of the entities of the Reference Group is acquired by another company, is delisted or disappears, it will be removed from the Reference Group. In such case and in any other similar case, the comparison to the Reference Group will be made in such a way that, for each of the indicators considered (TSR and EPS growth), the maximum percentage of shares will be earned if Santander is included in the first quartile (including the twenty-fifth percentile) of the Reference Group; no shares will be earned if Santander is below the mean (fiftieth percentile) of the Reference Group; 30% of the maximum number of shares will be earned in the mean (fiftieth percentile) and, for intermediate positions between (but not including) the median and the first quartile (not including the twenty-fifth quartile), it will be calculated by linear interpolation.
(iii) Duration: The first cycle will comprise 2007 and 2008. Accordingly, for the purposes of the objective linked to TSR, the average weighted by daily volume of the daily weighted average trading prices of the fifteen trading sessions immediately preceding (but not including) April 1, 2007 will be taken into account (to calculate the value at the beginning of the period) and that of the fifteen trading sessions immediately preceding (but not including) April 1, 2009 (to calculate the value at the end of the period); and for purposes of the objective linked to EPS growth, the consolidated financial statements for the period ended December 31, 2006 and the consolidated financial statements for the period ended December 31, 2008 will be taken into account. To receive the shares, the beneficiary in question will be required to have been in active service with the Group, except in the event of death or disability, through June 30, 2009. Delivery of the shares, if appropriate, will be made not later than July 31, 2009, on the date determined by the Board of Directors or by the Executive Committee acting under powers delegated to it by the Board.
The second cycle will comprise 2007, 2008 and 2009. Accordingly, for purposes of the objective related to TSR, the average weighted by daily volume of the daily weighted average trading prices of the fifteen trading sessions immediately preceding (but not including) April 1, 2007 will be taken into account (to calculate the value at the beginning of the period) and that of the fifteen trading sessions immediately preceding (but not including) April 1, 2010 (to calculate the value at the end of the period); and, for purposes of the objective linked to EPS growth, the consolidated financial statements for the period ended December 31, 2006 and the consolidated financial statements for the period ended December 31, 2009 will be taken into account. To receive the shares, the beneficiary in question will be required to have been in active service with the Group, except in the event of death or disability, through June 30, 2010.

Delivery of the shares, if appropriate, will be made not later than July 31, 2010, on the date determined by the Board of Directors or by the Executive Committee acting under powers delegated to it by the Board.
The shares shall be delivered by the Bank or by another company of the Group, as the case may be.
(iv) Maximum number of shares to be delivered: Subject to the other limits set forth in this resolution, the maximum number of shares to be delivered to each beneficiary shall be the result of dividing a percentage of the beneficiary’s fixed annual compensation on the date of adoption of this resolution by the average weighted by daily volume of the daily weighted average trading prices of the Bank’s shares during the fifteen trading sessions immediately preceding May 7, 2007, rounded to two decimal places, which was €13.46 per share.
In the case of executive Directors, such percentage of their fixed annual compensation shall be of 47.4% for the first cycle and 71% for the second cycle, except for Ana P. Botín, for whom 70% of such percentages shall be applied for each cycle. Accordingly, the number of shares to be delivered to each executive Director shall not exceed the following:

Executive Directors	First Cycle	Second Cycle

Emilio Botín	41,785	62,589
Alfredo Sáenz	110,084	164,894
Matías R. Inciarte	53,160	79,627
Francisco Luzón	44,749	67,029
Ana P. Botín	27,929	41,835
Without prejudice to the Banesto shares that might correspond to Ana P. Botín under the plans that might be approved at Banesto’s General Shareholders’ Meeting, the maximum number of shares referred to in the preceding table corresponding to such executive Director must be submitted for approval at such meeting.
Approval of the first cycle (2008-2010) of the Matched Deferred Bonus Plan.
The first cycle of delivery of shares related to mandatory investment of variable compensation (“Matched Deferred Bonus Plan”), which is subject to the following rules, was approved:
(i) Beneficiaries: The executive Directors and other members of the Senior Management of the Bank, as well as the other principal managers of the Santander Group (excluding Banesto), as determined by the Board of Directors or by the Executive Committee, acting under powers delegated to it by the Board (36 beneficiaries). Without prejudice to the foregoing, such new participants may be added to the Plan as are appropriate as a result of promotion, joining the group or other reasons, in the opinion of the Board of Directors or of the Executive Committee, acting under powers delegated to it by the Board, without modifying the other terms and conditions thereof.
(ii) Operation: The beneficiaries shall mandatorily use 10% of their 2007 gross variable annual compensation (or bonus) to purchase Bank shares in the market (the “Mandatory Investment”). The Mandatory Investment shall be made not later than February 29, 2008. The Board of Directors or the Executive Committee, acting under powers delegated to it by the Board, may reduce such period.
The holding of the shares acquired in the Mandatory Investment and permanence of the participant at the Santander Group for a period of three years as from the date of the Mandatory Investment shall entitle the participant to receive from the Bank or from another company of the Group, as the case may be, the same number of Santander shares as that initially purchased on a mandatory basis, i.e., at the rate of one share for each share acquired in the Mandatory Investment.
In the event that the sum of 10% of the annual variable compensation (bonus) for 2007 of plan beneficiaries, when invested in Bank shares, results in the Mandatory Investment of all beneficiaries exceeding the aggregate maximum number of shares set by the Board of Directors, or by the Executive Committee, acting under powers delegated to it by the Board, with the Total Limit, as defined below, the amount to be invested by each beneficiary shall be reduced proportionately so as not to exceed such Total Limit.

(iii) Term: This first cycle comprises 2008-2010. The delivery of shares by the Bank will be made, if appropriate, between January 1, and April 1, 2011, on the specific date to be determined by the Board of Directors or by the Executive Committee, acting under powers delegated to it by the Board, within one month of the third anniversary of the date on which the Mandatory Investment was made.
The Mandatory Investment of each executive Director shall be the result of applying sub-paragraph (ii) above, with the following maximum limits:

Executive Directors	Maximum No. of shares
Emilio Botín	16,306
Alfredo Sáenz	37,324
Matías R. Inciarte	20,195
Francisco Luzón	22,214
Ana P. Botín	13,610
The maximum number of shares for Ana P. Botín will also be submitted to the shareholders at the Banesto General Shareholders’ Meeting for approval.
Approval of the maximum limit of shares of the Selective Share Delivery Plan.
The delivery of Bank shares up to a maximum of 2,189,004 (representing 0.035% of the current share capital) to be used selectively as an instrument to retain or hire managers or employees of the Bank or of other companies of the Group, with the exception of the executive Directors, was authorized. The Board of Directors or the Executive Committee, acting under powers delegated to it by the Board, shall make all decisions regarding the use of this instrument. The overall limit established in this resolution shall also be observed.
A minimum period of permanence with the Group of 3 to 4 years will be required of each participant. At the end of the minimum period established in each case, the participant will be entitled to delivery of the shares.
The authorization granted herein may be used to make commitments to deliver shares for 12 months following the date on which such authorization is granted.
Other rules.
The aggregate maximum number of shares to be delivered pursuant to this resolution shall be 28,144,334, representing 0.45% of the share capital as of the date hereof (the Total Limit).
In the event of a change in the number of shares due to decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered shall be modified so as to maintain the percentage of the total share capital represented by them and the corresponding adjustments shall be made in order for the calculation of TSR and EPS growth to be correct.
Information from the stock exchange with the largest trading volume or, in case of doubt, from the stock exchange of the place where the registered office is located shall be used to determine the listing price of each share.
If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions to which the delivery thereof is made contingent. Such adaptations may include the substitution of delivery of equivalent amounts in cash for the delivery of shares.
The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties that have signed agreements to ensure that the commitments made will be met.
For more information on the resolutions adopted by the Shareholder’s Meeting held on June 23, 2007, see our Form 6-K filed with the Securities and Exchange Commission on June 26, 2007.

Below is a summary of the different stock option and compensation plans in effect as of January 1, 2006:
I 06 Plan
On December 20, 2004, the Board of Directors decided to implement, subject to the approval of our General Shareholders’ Meeting held on June 18, 2005, a new long-term incentive plan (I-06) in the form of stock options tied to the achievement of two objectives: a revaluation of the Bank’s share price and growth in earnings per share, in both cases above a sample of comparable banks. Both objectives have already been achieved. 2,557 officers are covered by this plan with a total of 96,251,390 options of Bank shares already granted at an exercise price of €9.09. The exercise period is from January 15, 2008 to January 15, 2009. This plan was approved by our shareholders at the Annual General Meeting on June 18, 2005.
The above table indicates the number of Santander share options held by our Directors under this plan.
Additionally, the following plans were cancelled during 2005:
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

Stock Option and Compensation Plans

		Euros					Date of	Date of
	Number of	Exercise		Year	Employee	Number of	Commencement	Expiry of
	Shares	Price		Granted	Group	Persons	of Exercise Period	Exercise Period
Plans outstanding at January 1, 2004	25,739,966	9.38

Options exercised	(1,934,406)	(2.83)
Of which:
Plan Four	(36,000)	7.84
Managers Plan 99	(1,139,488)	2.29
Additional Managers Plan 99	(55,668)	2.41
Young Executives Plan	(563,250)	2.29
European Branches Plan	(140,000)	8.23

Options cancelled or not exercised	(2,678,810)	—

Plans outstanding at December 31, 2004	21,126,750	9.94

Of which:
Plan Four	228,000	7.84		1998	Managers	5	01/09/03	12/30/05
Investment Bank Plan	4,503,750	10.25		2000	Managers	56	06/16/03	06/15/05
Young Executives Plan	364,000	2.29		2000	Managers	111	07/01/03	06/30/05
Managers Plan 2000	13,341,000	10.545		2000	Managers	970	12/30/03	12/29/05
European Branches Plan	2,690,000	7.60 (*	)	2002 and 2003	Managers	27	07/01/05	07/15/05

Plans outstanding at January 1, 2005	21,126,750	9.94

Options granted (Plan I06)	99,900,000	9.09 (**	)		Managers	2,601	01/15/08	01/15/09

Options exercised	(15,606,000)	(9.83)
Of which:
Plan Four	(228,000)	7.84
Investment Bank Plan	—	—
Young Executives Plan	(329,000)	2.29
Managers Plan 2000	(12,389,000)	10.545
European Branches Plan	(2,660,000)	7.60 (*	)

Options cancelled or not exercised	(5,520,750)	—

Plans outstanding at December 31, 2005	99,900,000	9.09			Managers	2,601	01/15/08	01/15/09

Options exercised	—	—

Options cancelled, net (Plan I06)	(3,648,610)	9.09			Managers	(44)	01/15/08	01/15/09

Plans outstanding at December 31, 2006	96,251,390	9.09			Managers	2,557	01/15/08	01/15/09

(*)	The average exercise price ranges from €5.65 to €10.15 per share.

(**)
The exercise price of the options under Plan I06 is €9.09 per share, which is the weighted average of the daily average market price of the Bank shares on the continuous market in the first 15 trading days of January 2005. This was the criterion established in the resolution approving Plan I06 adopted at the Annual General Meeting held on June 18, 2005. The documentation on the aforementioned resolution stated correctly the method to be used to set the exercise price but, by mistake, an amount of €9.07 per share was mentioned rather than the correct amount of €9.09 per share.

The option plans on shares of the Bank originally granted by management of Abbey to its employees (on Abbey shares) are as follows:

		Pounds					Date of	Date of
	Number of	Sterling (*)	Year	Employee	Number of		Commencement	Expiry of
	Shares	Exercise Price	Granted	Group	Persons		of Exercise Period	Exercise Period
Plans outstanding at December 31,2004	17,675,567	3.58

Of which:
Executive Options	358,844	4.16
Employee Options	56,550	5.90
Sharesave	17,260,173	3.56

Plans outstanding at January 1, 2005	17,675,567	3.58

Options exercised	(1,769,216)	4.45
Of which:
Executive Options	(89,305)	4.43
Employee Options	(2,550)	5.90
Sharesave	(1,677,361)	4.45

Options cancelled or not exercised	(1,783,670)	—

Plans outstanding at December 31,2005	14,122,681	3.41
Of which:
Executive Options	269,539	4.07
Employee Options	54,000	5.90
Sharesave	13,799,142	3.38

Plans outstanding at January 1, 2006	14,122,681	3.41

Options granted (MTIP)	2,825,123	7.50	2005 and 2006	Managers	174		First half of 2008	First half of 2008
Options exercised	(5,214,171)	3.41
Of which:
Executive Options	(87,659)	4.07
Employee Options	(33,000)	5.90
Sharesave	(5,093,512)	3.38

Options cancelled (net) or not exercised	(1,379,401)	—

Plans outstanding at December 31,2006	10,354,232	4.32
Of which:
Executive Options	178,026	4.11	2003-2004	Managers	13		03/26/06	03/24/13
Employee Options	—	—	—	—	—		—	—
Sharesave	7,638,791	3.32	1998-2004	Employees	4,512 (**	)	04/01/06	09/01/11
MTIP	2,537,415	7.39	2005 and 2006	Managers	170		First half of 2008	First half of 2008

(*)	At December 31, 2006, 2005 and 2004 the euro/pound sterling exchange rate was €1.4892/GBP 1, €1.4592/GBP 1 and €1.4183/GBP 1, respectively.

(**)	Number of accounts/contracts. A single employee may have more than one account/contract.
In 2005 the Group designed a Medium-Term Incentive Plan (MTIP) involving the delivery of Bank shares to Abbey executives. Under the plan, effective allocation of the shares in 2008 is tied to the achievement of business targets by Abbey (in terms of net profit and income). This Plan was approved by the shareholders at the Annual General Meeting on June 17, 2006. Subsequently, it was considered necessary to amend the conditions of the Plan in order to reflect the impact of the sale of Abbey’s life insurance business to Resolution on the income targets of Abbey for 2007. The Board of Directors, after obtaining a favorable report from the Appointments and Remuneration Committee, submitted this amendment for ratification by the shareholders. The amendment was ratified at the Annual General Meeting held on June 23, 2007. The plan has 174 beneficiaries and involves the delivery of up to a maximum of 2,825,123 shares of Santander. Effective delivery of the shares is scheduled for 2008, provided the related targets are met.
C. Board practices
Date of expiration of the current term of office of the directors and the period during which the directors have served in that office:
The period during which the Directors have served in their office is shown in the table under Section A of this Item 6.

The date of expiration of the current term of office is shown in the table below:

Name	Date of expiration
Emilio Botín	1st half 2010
Fernando de Asúa	1st half 2011
Alfredo Sáenz	1st half 2011
Matías R. Inciarte	1st half 2010
Manuel Soto	1st half 2010
Assicurazioni Generali, S.p.A.	1st half 2012
Antonio Basagoiti	1st half 2012
Ana P. Botín	1st half 2011
Javier Botín	1st half 2010
Lord Burns	1st half 2011
Guillermo de la Dehesa	1st half 2010
Rodrigo Echenique	1st half 2011
Antonio Escámez	1st half 2012
Francisco Luzón	1st half 2012
Abel Matutes	1st half 2010
Mutua Madrileña Automovilista.	1st half 2009
Luis Ángel Rojo	1st half 2010
Luis Alberto Salazar-Simpson	1st half 2009
Isabel Tocino	1st half 2011
The essential terms and conditions of the contracts subscribed by the Bank with its executive Directors are as follows:
The Appointments and Remuneration Committee, at its meeting on December 13, 2006, reported favorably on the contract for providing services as executive Chairman of Emilio Botín and made the related proposal for its approval by the Board, which took place on December 18, 2006.
The essential terms and conditions of the contracts of the executive Directors are as follows:
(i) Exclusivity and non-competition
Executive Directors may not enter into other service contracts with other companies or institutions, unless prior authorization is obtained from the Board of Directors, an obligation of non-competition being established with respect to companies and activities of a nature similar to that of the Bank or its consolidated Group.
(ii) Code of Conduct
Mention is made of the obligation to strictly observe the provisions of Grupo Santander’s General Code of Conduct and the Code of Conduct in the Securities Market, specifically with respect to rules of confidentiality, professional ethics and conflict of interests.
(iii) Remuneration
The remuneration for undertaking their executive responsibilities is compatible with the joint participation in the year’s profits and attendance fees to which Directors are entitled, as it is expressly stated by the By-laws and the Rules and Regulations of the Board of Directors.
The remuneration packages for executive tasks incorporate the following basic elements:
a. Fixed remuneration
The amount should be in line with comparable amounts in the market. Also considered is the leadership position to which Santander aims to occupy. The fixed remuneration should not represent, in ordinary circumstances, more than 50% of the whole annual fixed and variable (bonus) remuneration package.
In 2004, 2005 and 2006, the respective percentages were, on average, 41.9%, 38.3% and 34.8%.

b. Annual variable remuneration (or bonus)
The annual variable remuneration (or bonus) of executive Directors is largely linked to meeting targets for profit before tax (PBT). In the case of executive Directors with general management functions within the Group, fulfilling the targets of PBT for the entire Group is the main requirement, while in the case of executive Directors with management functions more focused on a specific business division, the main requirement is meeting the division’s PBT targets. On the basis of these criteria, at the beginning of the year a range of variable remuneration is estimated for executive Directors.
c. Pension rights
In addition, executive Directors are entitled to receive a pension supplement in the event of early retirement or retirement, which may be externalized by the Bank. The Bank may request executive Directors to take early retirement, provided they have reached the age of 50 and have served more than 10 years in the Bank and/or other Group companies, although the Bank may order an extension of their professional duties for six months in order to arrange for a replacement. Likewise, executive Directors may take early retirement at their own request if they are over 55 and have served the Bank and/or other Group companies for 10 years. In any event, any decision with respect to retirement or early retirement should be presented with a 60 days’ notice.
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
Receipt of pension supplements is incompatible with rendering of services to competitors of the Bank or its Group, unless the Bank’s express authorization is received.
(iv) Termination
The contracts are of indefinite duration. However, the termination of the relationship because of an executive Director’s non-fulfilment of obligations or voluntarily stepping down will not give rise to the right to any economic compensation. If termination occurs for reasons attributable to the Bank or for objective circumstances, such as those which affect the functional and organic statute of the executive Director, the Director will have, at the termination of the relationship with the Bank, the right to:
1. In the case of Emilio Botín, retirement, with pension supplement. At December 31, 2006 this supplement would have been €1,529,000 a year.
2. In the cases of Matías R. Inciarte and Francisco Luzón, early retirement, with pension supplement. At December 31, 2006, this would be €1,916,000 a year for Matías R. Inciarte and €1,972,000 a year for Francisco Luzón (€1,801,000 and €1,938,000, respectively, in 2005).
3. In the case of Ana P. Botín, compensation of up to five times the annual fixed salary, as set in the contract on the basis of the date of termination. At December 31, 2006, the amount would be €4,120,000 (€4,000,000 at December 31, 2005). This compensation is incompatible with receiving a pension supplement.
4. In the case of Alfredo Sáenz, retirement or receive compensation equivalent to 40% of the annual fixed salary multiplied by the number of years with the Bank (maximum of 10 times the annual fixed salary). At December 31, 2006 the amount corresponding to the first option would be €3,657,000 a year and for the second option €27.2 million. Both options are mutually exclusive, so that if Alfredo Sáenz opts to receive the compensation he will not receive any pension supplement (€3,421,000 a year and €26.4 million, respectively, at December 31, 2005).

(v) Insurance
The Bank provides to its executive Directors life insurance –included in the column “Other Insurance” in the table of page 119 above– and accident insurance, whose coverage varies in each cases on the basis of the policy set by the Bank for its senior executives; and a reimbursement healthcare insurance.
(vi) Confidentiality and return of documents
There is a rigorous duty of confidentiality during the employment relationship and also after it ends. Upon such ending, all documents and objects related to Bank activity and in the hands of an executive Director must be returned to the Bank.
(vii) Other conditions

				By decision
	Date of current	By decision of		of the
	contract	the Bank		Director
Advance notice period	(month/day/year)	(months)		(months)
Emilio Botín	01/02/2007	(*	)	(*	)
Alfredo Sáenz	12/09/1997 and 02/13/2002	4		4
Matías R. Inciarte	10/07/2002	4		4
Ana P. Botín	02/13/2002	4		4
Francisco Luzón	01/12/2004	6		4

(*)	It is not contractually established.
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
Independence of the Directors on the Board of Directors
Under the NYSE corporate governance rules, a majority of the Board of Directors must be composed of independent directors, the independence of whom is determined in accordance with highly detailed rules promulgated by the NYSE. Spanish law does not contain any such requirements although there is a non-binding recommendation for listed companies in Spain that the number of independent Directors be at least one third of the total size of the Board. Article 5.1 of the Rules and Regulations of the Board of Directores establishes that the Board shall endeavor that the number of independent Directors represent at least one-third of all Directors. The Board of Directors of Santander has nine independent Directors (out of nineteen Directors total), as defined in Article 5.4 of the Rules and Regulations of the Board of Directors. We have not determined whether or not the Directors on the Santander Board would be considered independent under the NYSE rules except in the case of the members of our Audit and Compliance Committee where we have determined that all of them meet the NYSE independence criteria for foreign private issuers. Article 5.4 of the Rules and Regulations of the Board of Directors defines the concept of an independent director as follows:
“External or non-executive Directors who have been appointed based on their personal or professional status and who perform duties not conditioned by relationships with the company, or with the significant shareholders or management thereof shall be considered independent Directors.
In no event may there be a classification as independent Directors of those who:
a) Have been employees or executive directors of the Group’s companies, except after the passage of 3 or 5 years, respectively, since the cessation of such relationship.
b) Receive from the Company, or from another Group company, any amount or benefit for something other than Director compensation, unless it is immaterial.

For purposes of the provisions of this paragraph, neither dividends nor pension supplements that a Director receives by reason of the Director’s prior professional or employment relationship shall be taken into account, provided that such supplements are unconditional and therefore, the Company paying them may not suspend, modify or revoke the accrual thereof without breaching its obligations.
c) Are, or have been during the preceding 3 years, a partner of the external auditor or the party responsible for auditing the Company or any other Group company during such period.
d) Are executive directors or senior managers of another company in which an executive Director or senior manager of the Company is an external director.
e) Maintain, or have maintained during the last year, a significant business relationship with the Company or with any Group company, whether in their own name or as a significant shareholder, director or senior manager of an entity that maintains or has maintained such relationship.
Business relationships shall be considered the relationships of a provider of goods or services, including financial, advisory or consulting services.
f) Are significant shareholders, executive directors or senior managers of an entity that receives, or has received during the preceding 3 years, significant donations from the Company or the Group.
Those who are merely members of the board of a foundation that receives donations shall not be considered included in this letter.
g) Are spouses, persons connected by a similar relationship of affection, or relatives to the second degree of an executive Director or senior manager of the Company.
h) Have not been proposed, whether for appointment or for renewal, by the Appointments and Remuneration Committee.
i) Are, as regards a significant shareholder or shareholder represented on the Board, in one of the circumstances set forth in letters a), e), f) or g) of this paragraph 4. In the event of a kinship relationship set forth in letter g), the limitation shall apply not only with respect to the shareholder, but also with respect to the related proprietary Directors thereof in the affiliate company”.
Independence of the Directors on the Audit and Compliance Committee
Under the NYSE corporate governance rules, all members of the audit committee must be independent. Independence is determined in accordance with highly detailed rules promulgated by the NYSE. Such independence criteria are met by all members of our Audit and Compliance Committee.
The Audit and Compliance Committee of the Board of Directors of Santander is composed of five Directors. All members are non-executive independent Directors and its Chairman is independent in accordance with the standards set forth in the previously mentioned Article 5.4 of the Rules and Regulations of the Board of Directors. These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. Under Spanish law, a majority of the members and the chairman of the audit committee must be non-executive. The composition of the Audit and Compliance Committee is described under “— Audit and Compliance Committee and Appointments and Remuneration Committee”.
Independence of the Directors on the Appointments and Remuneration Committee
In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nominations committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Spanish law, these committees are not required, though there is a non-binding recommendation for listed companies in Spain to have these committees and for them to be composed of non-executive directors and chaired by a non-executive independent director. Santander satisfies this non-binding recommendation. The composition of the Appointments and Remuneration Committee is described under “— Audit and Compliance Committee and Appointments and Remuneration Committee”.

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
As of December 31, 2006, no waivers with respect to the General Code of Conduct had been applied for or granted.
In addition, the Group abides by a Code of Conduct in the Securities Market, which was also updated on July 28, 2003. This code establishes standards and obligations in relation to securities trading, conflicts of interest and the treatment of price sensitive information.
Both Codes are available to the public on our website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors — Corporate Governance — Internal Code of Conduct”.
Audit and Compliance Committee and Appointments and Remuneration Committee
An Audit and Compliance Committee and an Appointments and Remuneration Committee operate as part of the Board of Directors. The Audit and Compliance Committee consists exclusively of 5 external Directors (all of whom are independent in accordance with the principles set forth in Article 5.4 of the Rules and Regulations of the Board). The Appointments and Remuneration Committee consists of 5 external Directors (4 of whom are independent in accordance with the principles set forth in Article 5.4 of the Rules and Regulations of the Board). These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE.
The Audit and Compliance Committee:
The Audit and Compliance Committee was created to provide support and specialization in the tasks of controlling and reviewing the accounts and compliance. Its mission, which has been defined and approved by the Board, is established in the By-laws and in the Rules and Regulations of the Board. Only non-executive Directors can be members of this Committee with independent Directors (as defined in the Rules and Regulations of the Board) having a majority representation. Its Chairman must always be an independent Director (as defined in the Rules and Regulations of the Board) and someone who has the necessary knowledge and experience in matters of accounting, auditing or risk management. Currently, the Chairman of the Audit and Compliance Committee is Luis Ángel Rojo.
The members of the Audit and Compliance Committee are appointed by the Board of Directors, taking into account the Directors’ knowledge, aptitude and experience in the areas of accounting, auditing or risk management.
Functions of the Audit and Compliance Committee:
a) Have its Chairman and/or Secretary report to the General Shareholders’ Meeting with respect to matters raised therein by shareholders regarding its powers.

b) Propose the appointment of the Auditor, as well as the conditions in which such Auditor will be hired, the scope of its professional duties and, if applicable, the revocation or non-renewal of its appointment. The Committee shall favor the Group’s Auditor also assuming responsibility for auditing the companies making up the Group.
c) Review the accounts of the Company and the Group, monitor compliance with legal requirements and the proper application of generally accepted accounting principles, and report on the proposals for alterations to the accounting principles and standards suggested by management.
d) Supervise the internal audit services, and particularly:
(i) Proposing the selection, appointment and withdrawal of the party responsible for internal audit;
(ii) Reviewing the annual working plan for internal audit and the annual activities report;
(iii) Ensuring the independence and effectiveness of the internal audit function;
(iv) Proposing the budget for this service;
(v) Receiving periodic information regarding the activities thereof; and
(vi) Verifying that Senior Management takes into account the conclusions and recommendations of its reports.
e) Know the process for gathering financial information and the internal control systems. In particular, the Audit and Compliance Committee shall:
(i) Supervise the process of preparing and the integrity of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper demarcation of group consolidation and the correct application of accounting standards.
(ii) Periodically review the systems for the internal monitoring and management of risks, so that the principal risks are identified, managed and properly disclosed.
f) Report on, review and supervise the risk control policy established in accordance with the provisions of these Rules of Procedure.
g) Serve as a channel of communication between the Board and the Auditor, assess the results of each audit and the response of the management team to its recommendations, and act as a mediator in the event of disagreement between the Board and the Auditor regarding the principles and standards to be applied in the preparation of the financial statements. Specifically, it shall endeavor to ensure that the statements ultimately drawn up by the Board are submitted to the General Shareholders’ Meeting without any qualifications or reservations in the Auditor’s report.
h) Supervise the fulfillment of the audit contract, endeavoring to ensure that the opinion on the annual financial statements and the main contents of the Auditor’s report are set forth in a clear and accurate fashion.
i) Ensure the independence of the Auditor, by taking notice of those circumstances or issues that might risk such independence and any others related to the development of the auditing procedure, as well as receive information and maintain such communication with the Auditor as is provided for in legislation regarding the auditing of financial statements and in technical auditing regulations. And, specifically, verify the percentage represented by the fees paid for any and all reasons of the total income of the audit firm, and the length of service of the partner who leads the audit team in the provision of such services to the Company. The annual Report shall set forth the fees paid to the audit firm, including information relating to fees paid for professional services other than audit work. Furthermore, the Committee shall ensure that the Company publicly communicates a change of Auditor and accompanies such communication with a declaration regarding possible existence of disagreements with the outgoing Auditor and, if any, regarding the content thereof and, in the event of the resignation of the Auditor, the Committee shall examine the circumstances causing it.

j) Report to the Board, in advance of its adoption of the corresponding decisions, regarding:
(i) The financial information that the Company must periodically make public, ensuring that such information is prepared in accordance with the same principles and practices applicable to the annual financial statements.
(ii) The creation or acquisition of equity interests in special purpose entities or entities domiciled in countries or territories that are considered to be tax havens.
k) Supervise the observance of the Code of Conduct of the Group in the Securities Markets, the Manuals and procedures for the prevention of money laundering and, in general, the rules of governance and compliance in effect in the Company, and make such proposals as are deemed necessary for the improvement thereof. In particular, the Committee shall have the duty to receive information and, if applicable, issue a report on disciplinary penalties to be imposed upon members of the Senior Management.
l) Review compliance with such courses of action and measures as result from the reports issued or the inspection proceedings carried out by the administrative authorities having functions of supervision and control.
m) Know and, if applicable, respond to the initiatives, suggestions or complaints put forward or raised by the shareholders regarding the area of authority of this Committee and which are submitted to it by the Office of the General Secretary of the Company. The Committee shall also:
(i) receive, deal with and keep a record of the claims received by the Bank on matters related to the process for gathering financial information, auditing and internal controls.
(ii) receive on a confidential and anonymous basis possible communications from Group employees who express their concern on possible questionable practices in the areas of accounting or auditing.
n) Report on any proposed amendments to the Rules and Regulations of the Board of Directors prior to the approval thereof by the Board of Directors.
o) Evaluate, at least one a year, its operation and the quality of its work.
p) And the others specifically provided for in the Rules and Regulations of the Board of Directors.
The Audit and Compliance Committee has issued a report which was distributed together with the Group’s 2006 annual report and which comprised a detailed account of the following points:
•	The Committee’s composition, functions and operating regime.

•	Activity in 2006, grouped on the basis of the Committee’s various functions:
- Financial information
- The Auditor
- The Group’s internal control systems
- Internal Auditing
- Compliance and Anti-Money Laundering
- Corporate Governance. Report on the amendments of the Rules and Regulations of the Board of Directors
- Measures proposed by supervisors
- Information for the Board and for the Shareholders’ Meeting and evaluation of the efficiency and compliance with the Company’s governance rules and procedures
•	Evaluation by the Committee of its performance during 2006.
The Group’s 2006 Audit and Compliance Committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for Shareholders and Investors – Corporate Governance – Committees Report”.

The following are the current members of the Audit and Compliance Committee:

Name	Position
Luis Ángel Rojo	Chairman
Fernando de Asúa	Member
Manuel Soto	Member
Abel Matutes	Member
Luis Alberto Salazar-Simpson	Member
Ignacio Benjumea also acts as Secretary to the Audit and Compliance Committee but is classified as a non-member.
The Appointments and Remuneration Committee
The Rules and Regulations of the Board state that the members of this Committee must all be non-executive Directors with independent Directors (as defined in the Rules and Regulations of the Board) having a majority representation and an independent Director as Chairman (as defined in the Rules and Regulations of the Board).
Currently, the Chairman of the Appointments and Remuneration Committee is Fernando de Asúa, the First Vice Chairman of the Board of Directors.
The members of the Appointments and Remuneration Committee are appointed by the Board of Directors, taking into account the Directors’ knowledge, aptitudes and experience and the goals of the Committee.
Functions of the Appointments and Remuneration Committee
a) Establish and review the standards to be followed in order to determine the composition of the Board and select those persons who will be proposed to serve as Directors. In particular, the Appointments and Remuneration Committee:
(i) Shall evaluate the competencies, knowledge and experience required of the Director;
(ii) Shall specify the duties and the aptitudes needed of the candidates to fill each vacancy, evaluating the time and dedication needed for them to properly carry out their commitments; and
(iii) Shall receive for consideration the proposals of potential candidates to fill vacancies that might be made by the Directors.
b) Prepare, by following standards of objectiveness and conformance to the corporate interests, the proposals for appointment, re-election and ratification of Directors provided for in Article 20, section 2 of the Rules and Regulations of the Board, as well as the proposals for appointment of the members of each of the Committees of the Board of Directors. Likewise, it shall prepare, by following the same aforementioned standards, the proposals for the appointment of positions on the Board of Directors and its Committees.
c) Annually verify the classification of each director (as executive, proprietary, independent or other) for the purpose of their confirmation or review at the Annual General Meeting and in the Annual Corporate Governance Report.
d) Report on proposals for appointment or withdrawal of the Secretary of the Board, prior to submission thereof to the Board.
e) Report on appointments and withdrawals of the members of Senior Management.
f) Propose to the Board:
(i) The policy for compensation of Directors and the corresponding report, upon the terms of Article 27 of the Rules and Regulations of the Board.
(ii) The policy for compensation of the members of Senior Management.
(iii) The individual compensation of the Directors.
(iv) The individual compensation of the executive Directors and, if applicable, external Directors, for the performance of duties other than those of a mere Director, and other terms of their contracts.
(v) The basic terms of the contracts and compensation of the members of Senior Management.

g) Ensure compliance with the policy established by the Company for compensation of the Directors and the members of Senior Management.
h) Periodically review the compensation programs, assessing the appropriateness and yield thereof and endeavoring to ensure that the compensation of Directors shall conform to standards of moderation and correspondence to the earnings of the Company.
i) Ensure the transparency of such compensation and the inclusion in the Annual Report and in the annual corporate governance report of information regarding the compensation of Directors and, for such purposes, submit to the Board any and all information that may be appropriate.
j) Ensure compliance by the Directors with the duties prescribed in Article 30 of the the Rules and Regulations of the Board, prepare the reports provided for therein and receive information, and, if applicable, prepare a report on the measures to be adopted with respect to the Directors in the event of non-compliance with the above mentioned duties or with the Code of Conduct of the Group in the Securities Markets.
k) Examine the information sent by the Directors regarding their other professional obligations and assess whether such obligations might interfere with the dedication required of Directors for the effective performance of their work.
l) Evaluate, at least once a year, its operation and the quality of its work.
m) Report on the process of evaluation of the Committee and of the members thereof.
n) And others specifically provided for in the Rules and Regulations of the Board.
The Appointments and Remuneration Committee issued a report which was distributed together with the Group’s 2006 annual report and which comprised a detailed account of the following points:
•	Composition, functions and operating regime of the Committee.

•	Report on Directors’ Remuneration Policy.

•	Activity in 2006:
- Changes in the composition of the Board and of its Committee
- Annual verification of the condition of the Directors
- Participation in the Board’s self-assessment process
- Adapting to the Unified Code. Amendments to internal regulations
- Appointment, remuneration and dismissal of members of Senior Management who are not Directors
- Evaluation of the dedication required to Directors
- Training
- D&O insurance
- Related party transactions
- Institutional documentation
- Self-assessment
•	Evaluation by the Committee of its performance during 2006.

The Group’s 2006 Appointments and Remuneration Committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for Shareholders and Investors – Corporate Governance – Committees Report”.
The following are the members of the Appointments and Remuneration Committee:

Name	Position
Fernando de Asúa	Chairman
Manuel Soto	Member
Guillermo de la Dehesa	Member
Rodrigo Echenique	Member
Luis Ángel Rojo	Member
Ignacio Benjumea also acts as Secretary to the Appointments and Remuneration Committee but is classified as a non-member.
D. Employees
At December 31, 2006, we had 129,749 employees (as compared to 129,196 employees in 2005 and 132,001 in 2004) of which 35,781 were employed in Spain (as compared to 34,813 in 2005 and 35,048 in 2004) and 93,968 were employed outside Spain (as compared to 94,383 in 2005 and 96,953 in 2004), of which 16,942 in the United Kingdom (as compared to 21,080 in 2005 and 25,393 in 2004). The terms and conditions of employment in the private sector banks in Spain are negotiated on an industry-wide basis with the trade unions. This process has historically produced collective agreements binding upon all the private banks and their employees. A new agreement was signed on June 21, 2007 which will expire on December 31, 2010.

The table below shows our employees by geographic area:

	Number of employees
	2006	2005 (*)	2004 (*)
SPAIN	35,781	34,813	35,048

LATIN AMERICA	65,967	62,161	59,905
Argentina	6,566	5,975	5,907
Bolivia	–	328	323
Brazil	21,599	20,489	21,097
Chile	12,533	11,408	11,408
Colombia	1,893	1,730	1,737
Mexico	15,820	14,562	12,596
Peru	29	1,492	536
Puerto Rico	2,249	1,611	1,630
Uruguay	304	251	253
Venezuela	4,974	4,315	4,418

EUROPE	27,171	31,474	36,310
Czech Republic	179	192	275
Germany	1,845	1,875	1,824
Belgium	11	27	58
France	18	17	28
Hungary	77	76	72
Ireland	5	5	8
Italy	780	720	622
Norway	285	269	496
Poland	588	646	801
Portugal	6,190	6,317	6,503
Switzerland	194	188	173
The Netherlands	57	62	57
United Kingdom	16,942	21,080	25,393

USA	734	649	636

ASIA	11	11	10
Hong Kong	7	7	6
Japan	4	4	4

OTHERS	85	88	92
Bahamas	57	65	70
Others	28	23	22

Total	129,749	129,196	132,001

(*)
Figures for 2005 and 2004 differ from those presented in our Annual Report. In the Annual Report, for comparison purposes, we do not include employees working for the companies that were discontinued during 2006, such as the life insurance business of Abbey. In this Annual Report on Form 20-F we include the total number of employees at those dates.

In those cases where an employee is working from one country but is technically employed by a Group company located in a different country, we designate that employee as working from his/her country of residence.

The table below shows our employees by type of business:

	Number of employees
	2006	2005	2004
Retail Banking	119,346	117,655	122,262
Asset Management and Insurance	7,132	7,902	6,108
Global Wholesale Banking	1,774	2,177	2,198
Financial Management and Equity Stakes	1,498	1,462	1,433

Total	129,749	129,196	132,001

As of December 31, 2006, we had 3,159 temporary employees (as compared to 3,795 as of December 31, 2005 and 2,832 as of December 31, 2004). In 2006, the average number of temporary employees working for the Group was 5,420 employees.
E. Share ownership
As of June 28, 2007, the direct, indirect and represented holdings of our current Directors were as follows:

	Direct	Indirect stake		% of
Directors	Stake	and represented	Total shares	Capital stock
Emilio Botín (1)	1,638,712	134,992,890	136,631,602	2.506%
Fernando de Asúa	25,616	34,400	60,016	0.001%
Alfredo Sáenz	365,063	1,243,532	1,608,595	0.026%
Matías R. Inciarte	555,517	126,744	682,261	0.011%
Manuel Soto	–	240,000	240,000	0.004%
Assicurazioni Generali S.p.A	13,883,922	67,847,477	81,731,399	1.307%
Antonio Basagoiti	530,000	–	530,000	0.008%
Ana P. Botín (1)	4,977,323	4,024,306	9,001,629	0.000%
Javier Botín (2)	4,793,481	6,300,000	11,093,481	0.000%
Lord Burns (Terence)	100	27,001	27,101	0.000%
Guillermo de la Dehesa	100	–	100	0.000%
Rodrigo Echenique	651,598	7,344	658,942	0.011%
Antonio Escámez	559,508	–	559,508	0.009%
Francisco Luzón	44,095	1,298,544	1,342,639	0.021%
Abel Matutes	52,788	86,150	138,938	0.002%
Mutua Madrileña Automovilista	73,100,000	150,000	73,250,000	1.171%
Luis Ángel Rojo	1	–	1	0.000%
Luis Alberto Salazar-Simpson	108,412	4,464	112,876	0.002%
Isabel Tocino	343	–	343	0.000%

	101,286,579	216,382,852	317,669,431	5.079%

(1)
Emilio Botín has attributed the right of vote in a General Shareholders’ Meeting of 90,715,628 shares (1.45% of the capital stock) held by the Marcelino Botín Foundation, of 8,096,742 shares held by Jaime Botín, of 96,047 shares held by Paloma O’Shea, of 9,041,480 shares held by Emilio Botín O., of 9,001,459 shares held by Ana P. Botín and of 11,093,481 shares held by Javier Botín. This table shows the direct and indirect shareholding of the two latter who are Directors, but in the column showing the percentage of the capital these shareholdings are calculated together with those that belong or are also represented by Emilio Botín.

(2)
Javier Botín is a proprietary Director as he represents in the Board of Directors a 2.506% of the Bank’s capital stock which corresponds to the holdings of the Marcelino Botín Foundation, Emilio Botín, Ana P. Botín, Emilio Botín O., Jaime Botín, Paloma O’Shea and his own.

The options granted to the Bank’s Directors, managers and employees are described in the table under “— B. Compensation” above.
Santander’s capital is comprised of only one class of shares, all of which are ordinary and have the same rights.

As of May 31, 2007 our current Executive Officers (not Directors) referred to above under Section A of this Item 6 as a group beneficially owned, directly or indirectly, 2,632,430 ordinary shares, or 0.04% of our issued and outstanding share capital as of that date. Together with the options granted, no individual executive officer beneficially owns, directly or indirectly, one percent or more of the outstanding share capital as of that date.
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders
As of December 31, 2006, to our knowledge no person beneficially owned, directly or indirectly, 5% or more of our shares.
At December 31, 2006 a total of 610,140,769 shares, or 9.76% of our share capital, were held by 787 registered holders with registered addresses in the United States and Puerto Rico, including JPMorgan Chase, as depositary of our American Depositary Share Program. These shares were held by 591 record holders. Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders. Our Directors and Executive Officers did not own any ADRs as of December 31, 2006.
To our knowledge, we are not controlled directly or indirectly, by any other corporation, government or any other natural or legal person. We do not know of any arrangements which would result in a change of our control.
Shareholders’ agreements
The Bank was informed in February 2006 of an agreement among certain shareholders. The agreement was also communicated to the CNMV, following the filing of the relevant document both with the mentioned supervisory body and in the Mercantile Registry of Cantabria.
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
The agreement comprises a total of 44,396,513 shares of the Bank (0.710% of its share capital). In addition, and in accordance with the first clause of the shareholders’ agreement, the agreement will be extended only in terms of the exercising of voting rights to other shares of the Bank that are subsequently held, directly or indirectly, by the signatories or those over which they have voting rights. As a result, as of the date of filing of this annual report on Form 20-F, another 19,875,120 shares (0.318% of the Bank’s share capital) are also included in the syndicate of shareholders.
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
Except for the transfers made in favor of other members of the syndicate or the Marcelino Botín Foundation, the prior authorization of the syndicate is required and it can freely authorize or deny any proposed transfer.
B. Related party transactions
Loans made to members of our Board of Directors and to our Executive Officers
Our direct risk exposure to the Bank’s Directors as of December 31, 2006, equaled to €1.5 million (€1.6 million as of December 31, 2005) of loans and credits to such Directors and €0.1 million (€0.1 as of December 31, 2005) of guarantees provided to them.

The detail by Director as of December 31, 2006, is as follows:

	In thousands of euros
	Loans and
	Credits	Guarantees	Total
Alfredo Sáenz	21	—	21
Manuel Soto	4	—	4
Antonio Basagoiti	125	1	126
Ana P. Botín	2	—	2
Rodrigo Echenique	33	—	33
Antonio Escámez	289	—	289
Francisco Luzón	875	—	875
Mutua Madrileña Automovilista	140	63	203

	1,489	64	1,553

Additionally, the total amount of loans and credits made by us to our Executive Officers who are not Directors, as of December 31, 2006, amounted to €10 million (see Note 55 to our consolidated financial statements).
Loans extended to related parties were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than normal risk of collectibility or present other unfavorable features.
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
As of December 31, 2006 our loans and credits to associated and jointly controlled entities, amounted to €246 million. Those loans and credits represented 0.05% of our total net loans and credits and 0.5% of our total stockholders’ equity as of December 31, 2006.
For more information, see Notes 3 and 55 to our consolidated financial statements.
C. Interests of experts and counsel
Not Applicable.

Item 8. Financial Information
A. Consolidated statements and other financial information
Financial Statements
See Item 18 for our consolidated financial statements.
(a) Index to consolidated financial statements of Santander
Legal Proceedings
i. Tax disputes
At present, and during the past 12 months, the main tax disputes concerning the Group are as follows:
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
- A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. The legal advisers of Abbey National Treasury Services plc considered that the grounds to contest this claim were well-founded, proof of which is that a favourable judgment was handed down at first instance in September 2006, although the judgment was appealed against by the tax authorities in January 2007. However, in December 2006 an unfavorable judgment for another taxpayer was handed down on another proceeding which might affect this case.
ii. Legal litigation
At present, and during the past 12 months, the main legal litigation concerning the Group are as follows:
- Casa de Bolsa Santander Serfin, S.A. de C.V. (Casa de Bolsa): In 1997 Casa de Bolsa Santander Serfin, S.A. de C.V. was sued for an alleged breach of various stock brokerage contracts. On July 6, 1999, Civil Court number thirty-one of the Federal District handed down a judgment ordering Casa de Bolsa to return to the plaintiff 2,401,588 shares of México 1 and 11,219,730 shares of México 4 at their market value and to pay 15 million Mexican Pesos, plus interest calculated at the average percentage borrowing cost (C.P.P.) multiplied by four.
After numerous appeals were filed concerning the method used for calculating this interest, a final judgment was handed down ruling that the interest should not be capitalized. The estimated total indemnity payable, including the principal amount of the deposit, the uncapitalized interest and the value of the shares that must be returned, amounts to $28 million approximately.
- Misselling: claims associated with the sale by Abbey of certain financial products to its customers.
The provisions recorded by Abbey in this connection were calculated on the basis of the best estimate of the number of claims that would be received, of the percentage of claims that would be upheld and of the related amounts.
- LANETRO, S.A.: claim (ordinary lawsuit no. 558/2002) filed by LANETRO, S.A. against Banco Santander Central Hispano, S.A. at Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to €30.05 million of a capital increase at the plaintiff.
On December 16, 2003, a judgment was handed down dismissing the plaintiff’s request. The subsequent appeal filed by LANETRO was upheld by a decision of the Madrid Provincial Appellate Court on October 27, 2006.

The Bank has filed a cassation appeal against this decision.
- Galesa de Promociones, S.A.: small claims proceeding at Elche Court of First Instance no. 4 (case no. 419/1994), in connection with the claim filed by Galesa de Promociones, S.A. (Galesa) requesting the Court to annul a previous legal foreclosure proceeding brought by the Bank against the plaintiff in 1992, which culminated in the foreclosure of certain properties that were subsequently sold by auction.
The judgments handed down at first and second instance were in the Bank’s favor. The cassation appeal filed by Galesa at the Supreme Court was upheld by virtue of a decision on November 24, 2004 which ordered the reversal of the legal foreclosure proceeding to before the date on which the auctions were held. On June 8, 2006, Galesa filed a claim for the enforcement of the decision handed down by the Supreme Court, requesting that the Bank be ordered to pay €56 million, the estimated value of the properties, plus a further €33 million for loss of profit. The Bank challenged this claim on the grounds that the Supreme Court decision could not be enforced – since no order had been pronounced against the Bank, but rather a proceeding had merely been annulled – and it also argued that the damages requested would have to be ruled upon by an express court decision, which had not been pronounced.
The Elche Court of First Instance, by virtue of an order dated September 18, 2006, found in favor of the Bank, and referred the plaintiff to the appropriate ordinary proceeding for the valuation of the aforementioned damages. Galesa filed an appeal for reconsideration, which was dismissed by a resolution on November 11, 2006. Galesa has filed an appeal against this resolution at the Alicante Provincial Appellate Court, which has been contested by the Bank.
- Declaratory large claims action brought at Madrid Court of First Instance no. 19 (case no. 87/2001) in connection with a claim filed by Inversión Hogar, S.A. against the Bank. This claim sought the termination of a settlement agreement entered into between the Bank and the plaintiff on December 11, 1992. On May 19, 2006, a judgment was handed down at first instance, whereby the agreement was declared to be terminated and the Bank was ordered to pay €1.8 million, plus the related legal interest since February 1997, to return a property that was given in payment under the aforementioned agreement, to pay an additional €72.9 million relating to the replacement value of the assets foreclosed, and subsequently sold, by the Bank, and to pay all the related court costs. The Bank and Inversión Hogar, S.A. filed appeals against the judgment. Inversión Hogar, S.A. sought provisional enforcement of the judgment, which was contested by the Bank. On March 2, 2007, a decision was handed down upholding the Bank’s objection to the enforcement of the judgment. Inversión Hogar, S.A. has appealed against this decision.
- BTOB Factory Ventures S.A. (BTOB): the dispute between Consalvi International Inc. (Consalvi) and the Bank arising from the “Framework Agreement” entered into between BTOB and Consalvi International Inc. on October 2, 2000. On that same date, the Bank subscribed to this agreement in its capacity as shareholder of BTOB, and assumed certain of the commitments stipulated therein.
Consalvi requested that the Bank honour its obligation to acquire from it 16,811 shares of BTOB at a price of approximately $67 million. Since the negotiations held to seek a solution to this matter proved unsuccessful, a request for arbitration was filed against the Bank in New York, as provided for in the agreement.
The arbitration conducted in 2005 at the International Centre for Dispute Resolution of the American Arbitration Association culminated in an arbitral award on 1 September 2005, which ruled that the Bank had not fulfilled its contractual obligations and ordered it to pay $68 million (€57 million), plus interest.
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
On June 22, 2006 the parties reached an out-of-court settlement whereby the litigation was definitively finalized and the related provisions were used and released.

See the discussion of certain litigation in Note 1.d.i and ii to our consolidated financial statements.

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

	Euro per Share Interim					Dollars per ADS Interim
	First	Second	Third	Fourth	Total	First	Second	Third	Fourth	Total
2002	0.0775	0.07513	0.07513	0.06073	0.2885	0.0754	0.0612	0.0804	0.0680	0.2850
2003	0.0775	0.0775	0.0775	0.0704	0.3029	0.08602	0.0899	0.0842	0.08801	0.36235
2004	0.0830	0.0830	0.0830	0.0842	0.3332	0.08484	0.08971	0.09175	0.09191	0.35821
2005	0.09296	0.09296	0.09296	0.13762	0.4165	0.09591	0.09466	0.09523	0.147016	0.432816
2006	0.106904	0.106904	0.106904	0.199913	0.5206	0.11582	0.11593	0.11400	0.222418	0.568168
On August 1, 2007, we will pay the first dividend on account of the earnings for the 2007 financial year for a gross amount of €0.12294 per share.
For a discussion of regulatory and legal restrictions on our payments of dividends, see “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Restrictions on Dividends”.
For a discussion of Spanish taxation of dividends, see “Item 10. Additional Information—E. Taxation—Spanish tax consideration—Taxation of dividends”.
The dividends paid on the guaranteed non-cumulative preference stock of certain of our subsidiaries are limited by our Distributable Profits in the fiscal year preceding a dividend payment. “Distributable Profits” with respect to any year means our reported net profits after tax and extraordinary items for such year as derived from the parent Bank’s non-consolidated audited profit and loss account prepared in accordance with Bank of Spain requirements and guidelines in effect at the time of such preparation. Such requirements and guidelines may be expected to reflect the Bank of Spain regulatory policies applicable to us, including without limitation those relating to the maintenance of minimum levels of capital. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Capital Adequacy Requirements” and “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Restrictions on Dividends”. According to our interpretation of the relevant Bank of Spain requirements and guidelines, Distributable Profits during the preceding five years were:

Year Ended December 31,
Previous Spanish GAAP			EU-IFRS(*)
2002	2003	2004 (**)	2004	2005	2006
(in thousands of euros)
1,376,178	1,445,033	1,837,424	1,935,992	2,605,009	3,256,190

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

(**)	Statutory Distributable Profits
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
B. Significant Changes
For significant changes that have occurred since December 31, 2006, see our Form 6-K relating to our first quarter 2007 results filed with the Securities and Exchange Commission on April 27, 2007.

Item 9. The Offer and Listing.
A. Offer and listing details
Market Price and Volume Information
Santander’s Shares
During the last year, our shares were the shares with the highest trading volume on the Spanish stock exchanges. At December 31, 2006, our shares represented 17.30% of the IBEX 35 Stock Exchange Index, the highest percentage among all Spanish issuers represented in this index. Our market capitalization of €88,436 million at 2006 year-end was the largest of any Spanish company, according to information published by the Sociedad de Bolsas, S.A. (“Sociedad de Bolsas”).
At December 31, 2006, we had 2,310,846 registered holders of our shares and, as of such date, a total of 610,140,769 of our shares or 9.76% were held by 787 registered holders with registered addresses in the United States and Puerto Rico, including JP Morgan Chase, as depositary of our American Depositary Share program.
Our shares are traded on Spain’s automated “continuous market”, the national, centralized market which integrates by computer quotations originating in the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao) (the “Automated Quotation Systems”). Our shares also are listed on the New York (in the form of American Depositary Shares), London, Milan, Lisbon, Buenos Aires and Mexico Stock Exchanges. In 2001, we delisted our shares from the Tokyo Stock Exchange and in 2003 we delisted our shares from the London, Paris, Frankfurt and Swiss Exchanges. At December 31, 2006, 61.0% of our shares were held of record by non-residents of Spain.
The table below sets forth the high, low and last daily sales prices in euros for our shares on the continuous market for the periods indicated.

	Euros per Share
	High	Low	Last
2002 Annual	10.47	4.99	6.54

2003 Annual	9.44	5.01	9.39

2004 Annual	9.77	7.70	9.13

2005 Annual	11.18	8.92	11.15
First Quarter	9.83	8.94	9.39
Second Quarter	9.65	8.92	9.59
Third Quarter	10.99	9.21	10.93
Fourth Quarter	11.18	10.25	11.15

2006 Annual	14.37	10.54	14.14
First Quarter	12.40	11.00	12.05
Second Quarter	12.29	10.54	11.42
Third Quarter	12.49	11.00	12.47
Fourth Quarter	14.37	12.38	14.14

Last six months
2006
December	14.22	13.51	14.14
2007
January	14.59	14.07	14.59
February	14.65	14.01	14.01
March	13.87	12.83	13.36
April	13.92	13.19	13.19
May	14.28	13.06	14.28
June (through June 28, 2007)	14.50	13.59	13.69
On June 28, 2007, the reported last sale price of our shares on the continuous market was €13.69.

American Depositary Shares (ADSs)
Our ADSs have been listed and traded on the New York Stock Exchange since July 30, 1987. Each ADS represents one of our shares and is evidenced by an American Depositary Receipt, or ADR. The deposit agreement, pursuant to which ADRs have been issued, is among us, JP Morgan Chase, as depositary, and the holders from time to time of ADRs. At December 31, 2006, a total of 122,618,033 of our ADSs were held by 591 registered holders. Since certain of such of our shares and our ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.
The table below sets forth the reported high, low and last sale prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Dollars Per ADS
	High	Low	Last
2002 Annual	9.49	4.75	7.05
2003 Annual	12.01	5.68	12.01
2004 Annual	12.47	9.43	12.37

2005
Annual	13.27	11.37	13.19
First Quarter	12.80	11.68	12.16
Second Quarter	12.30	11.37	11.58
Third Quarter	13.27	11.50	13.17
Fourth Quarter	13.20	12.41	13.19

2006
Annual	18.73	13.16	18.66
First Quarter	14.79	13.30	14.61
Second Quarter	15.62	13.16	14.62
Third Quarter	15.88	13.81	15.79
Fourth Quarter	18.73	15.83	18.66

Last six months
2006
December	18.73	18.07	18.66
2007
January	19.10	18.22	18.87
February	19.34	18.20	18.54
March	18.30	17.29	17.83
April	18.91	17.69	17.69
May	19.20	17.67	19.20
June (through June 28, 2007)	19.46	18.14	18.42
On June 28, 2007, the reported last sale price of our ADSs on the New York Stock Exchange was $18.42.
B. Plan of distribution
Not Applicable
C. Markets
General
Spanish Securities Market
The Spanish securities market for equity securities (the “Spanish Stock Exchanges”) consists of four stock exchanges located in each of Madrid, Barcelona, Bilbao and Valencia (the “local exchanges”). The majority of the transactions conducted on them are done through the Automated Quotation System (Sistema Interbancario Bursátil Español or “S.I.B.E.”). During the year ended December 31, 2006, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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
Moreover, there is a block market (“el mercado de bloques”) allowing for block trades between buyers and sellers from 9:00 to 17:30 during the trading session. Under certain conditions, this market allows cross-transactions of trades at prices different from prevailing market prices. Trading in the block market is subject to certain limits with regard to price deviations and volumes.
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

Clearance and Settlement System
Until April 1, 2003, transactions carried out on the regional Spanish stock exchanges and the continuous market were cleared and settled through the Servicio de Compensación y Liquidación de Valores, S.A. (the “SCL”). Since April 1, 2003, the settlement and clearance of all trades on the Spanish stock exchanges, the Public Debt Market (Mercado de Deuda Pública), the AIAF Fixed Income Market (“Mercado AIAF de Renta Fija”) and Latibex — the Latin American stock — exchange denominated in euros, are made through the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (“Iberclear”), which was formed as a result of a merger between SCL and Central de Anotaciones del Mercado de Deuda Pública (CADE), which was managed by the Bank of Spain.
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
On March 11, 2005 Royal Decree Law 5/2005 was approved, modifying the Securities Market Law in order to implement the Directive 2003/71/EC of the European Parliament and of the Council on the prospectus to be published when securities are offered to the public or admitted to trading. The Directive: (i) harmonizes the requirements for the process of approval of the prospectuses in order to grant to the issuer a single passport for such document, valid throughout the European Union; (ii) it incorporates the application of the country of origin principle.
On April 22, 2005, the Securities Market Law was amended by Law 5/2005 on supervision of financial conglomerates in order to make the sectoral rules applicable to investment firms more consistent with other sectoral rules applicable to other groups with similar financial activities, such as credit institutions and insurance undertakings.
On November 14, 2005 the Securities Market Law was further amended by Law 19/2005, which refers to the European public limited-liability companies with registered offices in Spain and, on November 24, 2005, by Law 25/2005, of November 24, 2005, which regulates the capital risk entities (see “Item 4. Information on the Company—B. Business Overview—Recent Legislation).
Royal Decree 1310/2005 (November 4) partially developed the Securities Market Law 24/1988, in relation to the admission to trading of securities in the official secondary markets, the sale or subscription public offers and the prospectus required to those effects (see “Item 4. Information on the Company—B. Business Overview—Recent Legislation).
Royal Decree 1333/2005 (November 11), which developed the Securities Market Law 24/1988, in relation to market abuse (see “Item 4. Information on the Company—B. Business Overview—Recent Legislation).
Law 12/2006 (May 16) amended the Securities Market Law by (i) introducing a new article relating to notifications to the CNMV of transactions that might constitute insider dealing or market manipulation, (ii) completing the regulation of Bolsas y Mercados Españoles, and (iii) clarifying the regulation of significant participations on the entities which manage the clearing and settlement of securities and the Spanish secondary markets. (see “Item 4. Information on the Company—B. Business Overview—Recent Legislation”).
Law 36/2006 (November 30), relating to measures to prevent the tax fraude, among others, amends article 108 of the Securities Market Law.
Law 6/2007 (April 12) amends the Securities Market Law, in order to modify the rules for takeover bids and for issuers transparency. This Law will enter into effect on August 13, 2007, is intended to partially transpose into the Spanish legal system Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004 on takeover bids and Directive 2004/109/EC of the European Parliament and of the Council of 15 December 2004 on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market and amending Directive 2001/34/EC. With regard to a brief description of the provisions of Law 6/2007 as regards the rules applicable to takeover bids see “Item 10. Additional Information —B. Memorandum and Articles of Association — Tender Offers”.
Law 6/2007 (i) introduces several changes to the periodical financial information, annual, biannual, quarterly, to be published by issuers of listed securities; and (ii) introduces new developments to the system which establishes the duty to notify significant stakes, such as:

•
anyone with a right to acquire, transfer or exercise voting rights granted by the shares, regardless of the actual ownership of the shares; and anyone owing, acquiring or transferring other securities or financial instruments which grant a right to acquire shares with voting rights, will also have to notify the holding of a significant stake in accordance with the developing regulations;

•
Directors of listed companies, in addition to notifying any transaction concerning the shares or other securities or financial instruments of the issuer which are linked to these shares, will have to inform the CNMV of their stake upon appointment or resignation; and

•	Listed companies will be required to notify transactions concerning their treasury shares in certain cases, which will be established in the developing regulations.
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
Under the Companies Law of Spain, a company and its subsidiaries are prohibited from purchasing shares of the company in the primary market. However, purchase of the shares is permitted in the secondary market provided that: (1) the aggregate of such purchases (referred to as “treasury stock” or “autocartera”) and the shares previously held by the company and its subsidiaries does not exceed 5% of the total capital stock of the company, (2) the purchases are authorized at a meeting of the shareholders of the acquiring company and, if the acquisition relates to shares in the parent company, the acquiring company’s parent, and (3) the acquiring company and its parent, if any, may create reserves equal to the book value of the treasury stock included in its assets.
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
The portion of trading volume in the shares represented by purchases by our subsidiaries has varied widely from day to day and from month to month and may be expected to do so in the future. In 2006, 17.1% of the volume traded of the shares was effected not as a principal by Santander Investment Bolsa, S.V., S.A. and 3.9% was effected not as a principal by Banesto Bolsa, S.A., S.V.B. The portion of trading volume in the shares allocable to purchases and sales as principal by our companies was approximately 5.9% in the same period. The monthly average percentage of outstanding shares held by our subsidiaries ranged from 0.05% to 0.36% in 2006. Our subsidiaries held 7,478,837 of our shares (0.120% of our total capital stock) at December 31, 2006.
D. Selling shareholders
Not Applicable.
E. Dilution
Not Applicable.

F. Expense of the issue
Not Applicable.
Item 10. Additional Information
A. Share capital
Not Applicable.
B. Memorandum and articles of association
The following summary of the material terms of our By-laws is not meant to be complete and is qualified in its entirety by reference to our By-laws. Because this is a summary, it does not contain all the information that may be important to you. You should read our By-laws carefully before you decide to invest. Copies of our By-laws are incorporated by reference.
At our last Shareholders’ Meeting, which was held on June 23, 2007, our shareholders approved a number of proposals, including amendments to articles 1, 28, 36, 37 and 40 of our By-laws. As of the date of this report, such amendments are pending registration in the office of the Mercantile Registry of Santander.
For more information on the resolutions adopted by the Shareholder’s Meeting held on June 23, 2007, see our Form 6-K filed with the Securities and Exchange Commission on June 26, 2007.
General
As of December 31, 2006, the Bank’s share capital was €3,127,148,289.50, represented by a single class of 6,254,296,579 book-entry Santander shares with a nominal value of €0.50 each. Since that date, our share capital has not changed. All of our shares are fully paid and non-assessable. Spanish law requires that bank-listed equity securities be issued in book-entry form only.
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
Our By-laws do not specify what actions or quorums are required to change the rights of holders of our stock. Under Spanish law, the rights of holders of stock may only be changed by an amendment to the by-laws of the company that complies with the requirements explained below under “—Meetings and Voting Rights.”

Meetings and Voting Rights
We hold our annual general shareholders’ meeting during the first six months of each fiscal year on a date fixed by the Board of Directors. Extraordinary meetings may be called from time to time by the Board of Directors whenever the Board considers it advisable in corporate interests, and whenever so requested by stockholders representing at least 5% of the outstanding share capital of Santander. Notices of all meetings are published, at least one month prior to the date set for the meeting, in the Official Gazette of the Mercantile Register and in one of the local newspapers having the largest circulation in the province where the registered office of Santander is located. In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and the Spanish Stock Exchanges and published on the company’s website. Our last ordinary general meeting of shareholders was held on June 23, 2007 and our last extraordinary general meeting of shareholders was held on October 23, 2006. A new extraordinary general meeting of shareholders has been convened to be held on July 26 and 27, 2007, on first and second call, respectively.
Each Santander share entitles the holder to one vote. Registered holders of any number of shares who are current in the payment of capital calls will be entitled to attend shareholders’ meetings. Our By-laws do not contain provisions regarding cumulative voting.
Any Santander share may be voted by proxy. Subject to the limitations imposed by Spanish law, proxies may be given to any individual or legal person, must be in writing or by remote means of communication and are valid only for a single meeting.
In accordance with the Rules and Regulations for the General Shareholders’ Meeting and in the manner established by such Rules and Regulations, the Group’s website includes from the date when the call of the General Shareholders’ Meeting is published, the text of all resolutions proposed by the Board of Directors with respect the agenda items and the details regarding the manner and procedures for shareholders to follow to confer representation on any individual or legal entity. The manner and procedures for electronic delegation and voting via the Internet are also indicated.
At both General Shareholders’ Meetings held in 2004 (the Annual General Meeting of June 19, 2004 and the Extraordinary General Meeting of October 21, 2004) our shareholders could exercise their voting and representation rights prior to the meetings by electronic means (via the Internet). In addition, at the Extraordinary General Shareholders’ Meeting of October 21, 2004, our shareholders could vote by mail and in the Annual General Meetings held on June 18, 2005, June 17, 2006 and June  23, 2007, and in the Extraordinary General Shareholders’ Meeting of October 23, 2006 our shareholders, besides exercising their voting and representation rights prior to the meeting by mail or via the Internet, were able to attend (besides attending and voting in person) via the Internet and were also able to vote in real time on the Internet on the resolutions considered at the meeting.
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
For purposes of determining the quorum, those shareholders who vote by mail or through the Internet are counted as being present at the meeting, as provided by the Rules and Regulations of the Bank’s General Shareholders’ Meetings.
Changes in Capital
Any increase or reduction in share capital must be approved at the general meeting in accordance with the procedures explained above in the section entitled “Meetings and Voting Rights”.
Dividends
We normally pay a yearly dividend in advance in quarterly installments in August, November, February (of the following year) and generally in May (of the following year). We and our domestic banking subsidiaries are subject to certain restrictions on dividend payments, as prescribed by the Ministry of Economy and the Bank of Spain. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Restrictions on Dividends”.
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
Our By-laws also dictate that non-voting shares shall receive a minimum annual dividend of 5% of the capital paid out in respect of each such share in accordance with the Company’s law.
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
Preemptive Rights
In the event of a capital increase each shareholder has a preferential right by operation of law to subscribe for shares in proportion to its shareholding in each new issue of Santander shares. The same right is vested on shareholders upon the issuance of convertible debt. Holders of convertible debt also have preemptive rights. However, preemptive rights may be excluded under certain circumstances by specific approval at the shareholders’ meeting preemptive rights are deemed excluded by operation of law in the relevant capital increase when the shareholders approve:
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
Under Spanish law and regulations, transfers of shares quoted on a stock exchange are normally made through a “Sociedad o Agencia de Valores”, credit entities and investment services companies, that are members of the Spanish stock exchange.
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
The Bank of Spain has three months after the receipt of notice to object to a proposed transaction. Such objection may be based on finding the acquirer unsuitable on the basis, inter alia, of its commercial or professional reputation, its solvency or the transparency of its corporate structure. If three months elapse without any word from the Bank of Spain, its authorization is deemed granted. However, absent objection by the Bank of Spain, it may set forth a different maximum period for closing the proposed transaction.
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

If the Bank of Spain determines at any time that the influence of a person who owns a significant participation of a bank may adversely affect that bank’s financial situation, it may request that the Ministry of Economy and Finance: (1) suspend the voting rights of such person’s shares for a period not exceeding 3 years; (2) seize control of the bank or replace its board of directors; or (3) revoke the bank’s license. A fine may also be levied on the relevant person.
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
These additional cases also require the mandatory launching of a tender offer if, within two years from the date of the acquisition, the offeror nominates and appoints more than one third but less than half plus one of the target company’s board or more than one half of the target company’s board.
RD 432/2003 modifies the exceptions to the mandatory launching of a tender offer; it allows for conditional tender offers upon certain requirements being met and it substantially modifies the regime of competing tender offers.
Law 6/2007, of April 12, which amends the Securities Market Law, will modify the rules for takeover bids. This Law, which will enter into effect on August 13, 2007, is intended to partially transpose into the Spanish legal system Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004 on takeover bids.
The new rules replace the traditional system where launching a takeover bid was compulsory prior to acquiring a significant shareholding in the target company and partial bids were permitted for a regime where takeover bids must be made for all the share capital after obtaining the control of a listed company (i.e. 30% of the voting rights or appointment of more than one-half of the members of the company’s board of directors) whether such control is obtained by means of an acquisition of securities or an agreement with other holders of securities.
The above does not prevent parties from making voluntary bids for a number that is less than the totality of securities in a listed company.
The reduction in the threshold to make a mandatory takeover bid for all the share capital from the current 50% to the 30% set out in the Law 6/2007 gives rise to issues of transitional application, particularly, in the case of shareholders who own over 30% but under 50% of the share capital of the listed company.

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
In addition, any company listed on a Spanish stock exchange must report any acquisition by such company (or a subsidiary) of the company’s own shares if the acquisition, together with any acquisitions since the date of the last report, causes the company’s ownership of its own shares to exceed 1% of its capital stock. See “Item 9. The Offer and Listing—C. Markets—Trading by Santander’s Subsidiaries in the Shares.”
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
Law 6/2007 of April 12, which amends the Securities Markets Law will modify the above-mentioned reporting requirements. This law, which will enter into affect on August 13, 2007, is intended to partially transpose into the Spanish Legal system Directive 2004/109/CE of the European Parliament and of the Council of December 15, 2004 on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market and amending Directive 2001/34/EC.
Although most of the modifications to the reporting requirements regime described above are dependent on the approval of regulations developing Law 6/2007 (relevant reporting thresholds, etc) which are still pending, it is worth mentioning that Law 6/2007 derogates the need to notify acquisitions and disposals to the Governing Companies (Sociedades Rectoras) of the Spanish stock exchanges.
Board of Directors
Our Board of Directors may be made up of a minimum of 14 and a maximum of 22 members, appointed by the general meeting of shareholders.
Members of the Board of Directors are elected for an initial term of five years but can be re-elected. One fifth of the members of the Board are elected each year. The term for Directors designated by co-opting and ratified by the subsequent Shareholders’ Meeting will be the same as that of the Directors they are replacing.
A Director could serve for a term shorter than the one for which he or she has been initially elected if the shareholders acting at a duly called General Meeting decide that that Director be replaced before completing his or her term.
Although there is no provision in Spanish law regarding the composition of a board of directors, the Rules and Regulations of the Board provide that in exercising its powers to make proposals at the General Shareholders’ Meeting and to designate Directors by interim appointment to fill vacancies, the Board shall endeavor to ensure that the external or non-executive Directors represent a wide majority over the executive Directors an that in all events, the Board of Directors shall endeavor the number of independent Directors to represent at least one-third of all Directors.
These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. See “Item 6. Directors, Senior Management and Employees—C. Board practices—Independence of the Directors on the Board of Directors”. The Bank currently complies with this requirement.
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

A Director’s power to vote on a proposal, arrangement or contract in which such Director is materially interested is not regulated by our By-laws. Conflicts of interest are regulated by Article 30 of the Rules and Regulations of the Board. Under Article 30, a Director is obliged to inform the Board of any direct or indirect conflict of interest which may exist with the Bank. If such a conflict relates to a particular transaction, then the Director (i) may not undertake the transaction without the Board’s authorization (such authorization can only be granted following a report of the Appointments and Remuneration Committee); and (ii) the Director may not take part in the discussion or voting regarding the transaction to which the conflict relates.
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
Our By-laws provide that the members of the Board of Directors and of the Executive Committee of the Bank (Comisión Ejecutiva) shall receive as a joint participation in the Bank’s annual results for performing their duties an aggregate amount equal to 1% of the Bank’s annual results, provided, however, that the Board may resolve that such percentage be reduced in those years in which the Board deems it justified. In addition, the Board shall distribute the resulting payment among the participants in such manner and amount as may be resolved annually by the Board with respect to each of them.
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
Article 28.3 of the Rules and Regulations of the Board of Directors states that only executive Directors can benefit from remuneration systems involving delivery of shares or rights on them.
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
C. Material contracts
During the past two years, the Bank was not a party to any contract outside its ordinary course of business that was material to the Group as a whole, except as disclosed in “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations—Sovereign Bancorp, Inc. (“Sovereign”)” and in “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations—Recent Events—ABN AMRO Holding N.V. (“ABN AMRO”).”

D. Exchange controls
Restrictions on Foreign Investments
Under present regulations, foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation on the amount other than applicable taxes. See “—Taxation”. On July 4, 2003, Law 19/2003 was approved which updates Spanish exchange control and money laundering prevention provisions, by recognizing the principle of freedom of the movement of capital between Spanish residents and non residents. The law establishes procedures for the declaration of capital movements for purposes of administrative or statistical information and authorizes the Spanish Government to take measures which are justified on grounds of public policy or public security. It also provides the mechanism to take exceptional measures with regard to third countries if such measures have been approved by the European Union or by an international organization to which Spain is a party. The Spanish stock exchanges and securities markets are open to foreign investors. Royal Decree 664/1999, on Foreign Investments (April 23, 1999), established a new framework for the regulation of foreign investments in Spain which, on a general basis, will no longer require any prior consents or authorizations from authorities in Spain (without prejudice to specific regulations for several specific sectors, such as television, radio, mining, telecommunications, etc.). Royal Decree 664/1999 requires notification of all foreign investments in Spain and liquidations of such investments upon completion of such investments to the Investments Registry of the Ministry of Economy, strictly for administrative statistical and economical purposes. Only investments from “tax haven” countries (as they are defined in Royal Decree 1080/1991), shall require notice before and after performance of the investment, except that no prior notice shall be required for: (1) investments in securities or participations in collective investment schemes that are registered with the CNMV, and (2) investments that do not increase the foreign ownership of the capital stock of a Spanish company to over 50%. In specific instances, the Counsel of Ministers may agree to suspend, all or part of, Royal Decree 664/1999 following a proposal of the Minister of Economy, or, in some cases, a proposal by the head of the government department with authority for such matters and a report of the Foreign Investment Body. These specific instances include a determination that the investments, due to their nature, form or condition, affect activities, or may potentially affect activities relating to the exercise of public powers, national security or public health. Royal Decree 664/1999 is currently suspended for investments relating to national defense. Whenever Royal Decree 664/1999 is suspended, the affected investor must obtain prior administrative authorization in order to carry out the investment.
E. Taxation
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
Taxation of dividends
Under Spanish law, dividends paid by a Spanish resident company to a holder of ordinary shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to Spanish Non-Resident Income Tax at a 18% rate since January 1, 2007. Prior to this date the rate was a 15% which is also the rate to which you may be entitled to under the Treaty.
In addition, according to Spanish Non Resident Income Tax Law, if you are resident in the European Union or at a country with which there is an effective exchange of information for tax purposes as defined in Spanish Law 36/2006 and do not operate in Spain through a permanent establishment, dividends up to 1,500 euros, considering all Spanish source dividends you may obtain in the calendar year, are exempt from Spanish taxation.
We will levy an initial withholding tax on the gross amount of dividends at an 18% tax rate, following the procedures set forth by the Order of April 13, 2000. However, under the Spanish-U.S. income tax treaty and subject to the fulfillment of certain requirements, you may be entitled to a reduced rate of 15%.

To benefit from the Spanish-U.S. income tax treaty reduced rate of 15%, you must provide our depositary, JP Morgan Chase, with a certificate from the United States Internal Revenue Service (the “IRS”) stating that to the knowledge of the IRS, you are a resident of United States within the meaning of the Spanish-U.S. income tax treaty. The IRS certificate is valid for a period of one year.
According to the Order of April 13, 2000, to get a direct application of the Spanish-U.S. income tax treaty-reduced rate of 15%, the certificate referred to above must be provided to our depositary before the tenth day following the end of the month in which the dividends were distributable by us. If you fail to timely provide us with the required documentation, you may obtain a refund of the 3% in excess withholding that would result from the Spanish tax authorities in accordance with the procedures below.
Spanish refund procedure
According to Spanish Regulations on Non-Resident Income Tax, approved by Royal Decree 1776/2004, dated July 30, 2004, as amended, a refund of the amount withheld in excess of the rate provided by the Spanish-U.S. income tax treaty can be obtained from the relevant Spanish tax authorities. To pursue the refund claim, if you are a U.S. resident entitled to the benefits of the Spanish-U.S. income tax treaty, you are required to file all of the following:
•	a Spanish 210 Form;

•	the certificate referred to in the preceding section; and

•	evidence that Spanish non-resident income tax was withheld with respect to you.
The refund claim must be filed within four years of the date on which the withheld tax was collected by the Spanish tax authorities. You are urged to consult your own tax advisor regarding refund procedures and any U.S. tax implications of refund procedures.
Taxation of capital gains
Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. For Spanish tax purposes, income obtained by you if you are a U.S. resident from the sale of ADSs or shares will be treated as capital gains. As of January 1, 2007, Spanish non-resident income tax is currently levied at an 18% tax rate on capital gains obtained by persons not residing in Spain for tax purposes who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation. Prior to January 1, 2007 the rate was 35%.
Notwithstanding the above, capital gains derived from the transfer of shares on an official Spanish secondary stock market by any holder who is a resident at a country that has entered into a treaty for the avoidance of double taxation with Spain containing an “exchange of information” clause will be exempt from taxation in Spain. In addition, under the Treaty, capital gains realized by you upon the disposition of ADSs or shares will not be taxed in Spain provided you have not held, directly or indirectly, 25% or more of our stock during the twelve months preceding the disposition of the stock. You are required to establish that you are entitled to this exemption by providing to the relevant Spanish tax authorities an IRS certificate of residence in the United States, together with the appropriate Spanish tax form, not later than 30 days after the capital gain was realized.
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
Spanish inheritance and gift taxes
Transfers of shares or ADSs upon death or by gift are subject to Spanish inheritance and gift taxes (Spanish Law 29/1987) if the transferee is a resident in Spain for tax purposes, or if the shares or ADSs are located in Spain at the time of gift or death, or the rights attached thereto could be exercised or have to be fulfilled in the Spanish territory, regardless of the residence of the beneficiary. In this regard, the Spanish tax authorities may determine that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. The applicable tax rate, after applying all relevant factors, ranges between 0% and 81.6% for individuals.

Gifts granted to corporations non-resident in Spain are subject to Spanish Non-Resident Income Tax at an 18% tax rate on the fair market value of the shares as a capital gain. Prior to January 1, 2007 the rate was 35%. If the donee is a United States corporation, the exclusions available under the Treaty described in the section “—Taxation of capital gains” above will be applicable.
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
Taxation of Distributions
Subject to the discussion of the passive foreign investment company rules below, to the extent paid out of our current or accumulated earnings and profits (as determined in accordance with U.S. federal income tax principles), distributions, including any Spanish withholding tax, made with respect to ADSs or shares (other than certain pro rata distributions of our capital stock or rights to subscribe for shares of our capital stock) will be includible in the income of a U.S. Holder as foreign source ordinary dividend income. Since we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, U.S. holders will generally be required to treat distributions as taxable dividends. Such dividends will not be eligible for the “dividends received deduction” generally allowed to corporations receiving dividends from domestic corporations under the Code. The amount of the distribution will equal the U.S. dollar value of the euros received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for U.S. Holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any euros received into U.S. dollars at that time. Any gains or losses resulting from the conversion of euros into U.S. dollars will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source.
Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, dividends paid to a non-corporate U.S. holder paid in taxable years beginning before January 1, 2011 will be taxed at a maximum rate of 15%. Non-corporate holders should consult their own tax advisers to determine the implications of the rules regarding this favorable rate in their particular circumstances. The amount of dividend will include any amounts withheld by us or our paying agent in respect of Spanish taxes.
Subject to certain generally applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability for Spanish withholding taxes at the rate provided by the Treaty. The limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Spanish taxes in computing taxable income, subject to generally applicable limitations under U.S. law.
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
Passive Foreign Investment Company Rules
We believe that we are not a “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes for the taxable year 2006. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25 percent owned equity investments) from time to time, and based upon certain proposed Treasury Regulations that are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we will not be considered a PFIC for any taxable year.

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
F. Dividends and paying agents
Not Applicable.
G. Statement by experts
Not Applicable.
H. Documents on display
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
I. Subsidiary information
Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk
Introduction
Our risk management activities involve the integrated qualification and quantification of the different types of risk (credit risk, operational risk, reputational risk and market risk) which are assumed by our business units in their activities.
We have divided this section in the following seven parts:
•	Organization of Risk Management;

•	Global Risk Analysis Profile;

•	Credit Risk;

•	Operational Risk;

•	Reputational Risk;

•	Risk Training Activities; and

•	Market Risk.
Efficient risk management is vital for the creation of sustainable value by banks. This management should aim not at eliminating risk, as this is a fundamental part of the revenues of financial activity, but at efficient control, intermediation, and administration within the tolerance limits defined by the institution.
For us, quality management of risk is one of our hallmarks and a priority in our activity. Throughout its 150 years, Santander has combined prudence with use of advanced risk management techniques, which have been shown to be very efficient in the recurring and balanced generation of earnings and the creation of shareholder value.
The importance attached to the quality of risk has traditionally been, and continues to be, one of the hallmarks of our corporate culture and management style.
For these reasons, we fully identify with the New Basel Capital Accord (BIS II), as it sets out and regulates the most advanced practices of the banking industry.
The entry into force of BIS II will also enable us to reflect, once again, our strength in this sphere and our capacity to successfully apply the advanced internal risk models approach and their appropriate integration with our global management. Given the proximity of the new regulatory framework under BIS II in 2008, the year 2006 was characterized by measures focused on achieving approval of the Internal Rating Based (IRB) models. Of note were the technological developments supporting the BIS II processes and, particularly, the work on Internal Validation which, because of its novelty, required special emphasis. As a result, we will not only remain in a leadership position in risk management matters, but also the markets, under the framework of Pillar 3 of BIS II, will have at their disposal all the elements needed for best evaluating our risk management.
We are making the necessary investment in human and technological resources to satisfy the BIS II demanding requirements in a reasonable period, and are strongly committed to continuing to do this.
Our risk management is based on the following principles:
•	Autonomy in each business area. Matías R. Inciarte, the Group’s third Vice-Chairman and Chairman of the Risk Committee, reports directly to the Executive Committee and to the Board.

•
While maintaining the principle of autonomy in each business area, providing the necessary support for achieving the commercial goals, without eroding the quality of risk, by identifying business opportunities that create value. Consequently, the organizational structure is adapted to the commercial structure and business and risk managers work within such organization.

•	Executive capacity supported by knowledge and closeness to the customer, in parallel with the business manager, as well as collective decisions via the corresponding risks committees.

•	Help Senior Management define the philosophy and level of tolerance to risk on the basis of the business strategy.

•	Help Financial Management measure the risk of various activities, the risk-adjusted return and the creation of value in the Group’s businesses.

•	Global scope, without detriment to specialization by risk type and customer segment.

•	Collective decisions (including at the branch) which ensures different opinions and does not make results dependent on decisions by individuals.

•
Medium-low risk profiles as a target, emphasizing its low volatility or predictable nature, which entails a culture of consistency in a series of policies and procedures, among which are the following:

–	Special emphasis on monitoring of risks in order to have sufficient warning of possible problems.

–	Risk diversification limiting, in general, the Group’s relative exposure to the overall risk of customers in the credit system.

–	Avoid exposure to companies with ratings deemed to be below par, even when this would entail a risk premium proportionate to the level of internal rating.
We have been using a series of risk management techniques and tools for many years. Of note among them, given that we implemented them ahead of the effectiveness of BIS II, are:
•
Internal qualitative and quantitative ratings; with valuation of the different components which, by client and facility, enable the probabilities of failure to be estimated and then the inherent loss on the basis of historical data.

•	Economic capital, as the homogeneous metric of the risk assumed and the basis for measuring management.

•	Return on Risk Adjusted Capital (RORAC), for pricing operations (bottom up) and analysis of portfolios and units (top down).

•	Value at risk as an element of control and for setting the market risk limits of the different trading portfolios.

•	Stress testing to complement the analysis of market and credit risk, in order to assess the impact of alternative scenarios, including on provisions and capital.
Part 1. Organization of Risk Management
The Board and its Executive Committee and Risk Committee have the necessary knowledge and experience to carry out their tasks effectively, objectively and independently and to supervise execution of the general strategy. The senior management sets business plans, supervises daily decisions and ensures they are in line with the objectives and policies set by the Board.
The Risk Committee has the following functions:
•	Propose to the Board the risk policy for the Group, which must, in particular, identify:
–	The different types of risk (operational, technological, financial, legal and reputational, among others) facing the Bank, including contingent liabilities and other off-balance sheet risks;

–	The internal information and control systems used to control and manage these risks;

–	The level of risk considered acceptable; and

–	The measures envisaged to mitigate the impact of identified risks, in the event that they materialize.

•	Systematically review exposures with the main customers, economic sectors, geographic areas and types of risk.

•
To be familiar with and to authorize, in each case, the management tools, enhancement initiatives, progress of projects and any other relevant activity related to risk control, including the specific characteristics and behavior of the internal risk models as well as the results of the internal validation.

•	Assess and track the indications formulated by the supervisory bodies in the exercise of their functions.

•	Vouch that our actions are consistent with the previously decided risk tolerance level and delegate in other committees lower down the hierarchy or in executives powers to assume risks.

•	Resolve operations beyond the powers delegated to bodies immediately below, as well as the global limits of preclassification of economic groups or in relation to exposures by classes of risk.
The Committee deals with all types of risk: credit, market, operational, liquidity, reputational, etc.
Banesto, which is autonomously managed within Grupo Santander, manages its risks in coordination with the Group’s policies as set forth by the Executive Committee.

Sphere	Level in the hierarchy	Name
Centralised	Executive	Executive Committee
Risks Committee of the Board

	Risks Division	Risks Management Committee
Global Committee of General Directorate of Risks
Permanent Committee of Risks

	Areas and Departments	Risk Wholesale Banking Risk Committee
Company Banking Global Risk Committee
Standardised Global Risk Committee
Financial Global Risk Committee

Decentralised	Units Committee	Risks Committee in Banks of the Group/Countries
Risks Committee in Branches Abroad
Risks Committee in regional areas or in business units
Other committees
The collective bodies for risk matters are the Committees that have been assigned powers for taking decisions, controlling and monitoring risks. In order of seniority they are described in the table above.
Grupo Santander’s Risks Division reports directly to the third Vice Chairman and Chairman of the Board’s Risk Committee.
The risks function has a global reach and “multi-local” execution. It covers the different geographic areas where we operate.
This Division’s mission is always to maintain the quality of risk while providing agile, effective and efficient service to customers.
The Division is organized in two:
•	General Directorate of Risks; and

•	General Directorate of Internal Control and Integral Assessment of Risk.
The General Directorate of Risks (“GDR”) is responsible for the executive functions of credit and market risk management and it is adapted to the structure of business, by type of client as well as by activity and geographic area (global view/local view). The GDR is structured into three main functions which are replicated locally and globally:
•	Clients: study, analysis and monitoring of risks, from the standpoint of the various customer segments.

•	Control, Analysis and Consolidation: responsible for receiving, consolidating, controlling and analyzing all the information on risks from our various units.

•
Methodology, Processes and Infrastructure: responsible for defining the methodologies to be used by the Group, defining the needs, scope and implementation of the infrastructure needed to support the risks function and define and maintain policies for risk activity.

The Corporate Frameworks are the key element for replicating the global functions in each of the units. They are the core elements for communicating and transferring global practices as they reflect the criteria and policies for each of the areas and set our compliance standards for all local units.
This management model, proposed by the GDR and put into effect by the Corporate Frameworks, can be summed up as “Global policies-local execution”, i.e., global policies, procedures, criteria, methodologies and tools applied and executed locally and adapted to the features of each unit, taking maximum advantage of local experience and knowledge.
On this basis, the functions developed respectively by the GDR’s global areas and by units are the following:
On the one hand, the General Directorate of Risks:
–	Establishes, proposes and documents the risk policies and criteria, the global limits and decision-making processes and control.

–	Generates management frameworks, systems and tools.

–	Fosters and supports their implementation and ensures that they function effectively in all units.

–	Knows, assimilates and adapts the best practices inside and outside the Group.
On the other hand, the units:
–	Apply policies and decision-making systems to each market.

–	Adapt the organization and management framework to the Corporate Frameworks.

–	Contribute criticism and best practices, as well as local knowledge and proximity to customers.

–	Assume greater responsibilities in decision-making, control and risk management.

–	Define and document policies and lead projects in the local sphere.
The General Directorate of Internal Control and Integral Assessment of Risk has the responsibilities and functions of an independent unit which, in line with the New Basel Capital Accord (BIS II) and as the expert team in such accord, is responsible for controlling and evaluating risk, in all its dimensions, with the specific mission to guarantee the validation and monitoring of the internal risk models and calculate our capital, as well as comply with the requirements of Pillars 1, 2 and 3 of Basel II for the whole Group.
As the expert team in Basel II within the Group, this area gives priority to and specializes in the following basic functions:
•	Quantitative validation of the internal risk models, according to BIS II, and calculation of the internal parameters for economic-regulatory capital.

•
Qualitative reviewing of the rating systems, internal processes and treatment of data in order to evaluate their suitability and adjustment to the requirements of the internal models, in accordance with Basel II rules and the prevailing legislation.

•	Provide the Group’s units with methodological support for everything regarding Basel II.

•	Co-ordination, at Group level, of compliance with the requirements set by the regulatory bodies in risk matters. Monitoring and control of compliance to regulators’ recommendations.

•	Management of relations with Internal Auditing and the Auditor; pre-audits and monitoring compliance to recommendations of Internal Auditing in the risks areas.

•
Management of our global economic capital model, which besides serving the internal purposes of business and capital management, will act as the central plank for the Internal Capital Adequacy Assessment Process (ICAAP) within Pillar 2 of Basel II.

•
Measurement and control of our operational risk including establishing methodologies, defining and monitoring indicators and compliance with the regulations on management of this risk. Tracking and control of compliance to the regulators’ recommendations.

•
Management at the internal and external levels of global information on risks and on applying and validating internal models, including the production of indicators, scoreboards and reports for senior management, and management of external information (Pillar 3 of BIS II) for rating agencies, the Group’s Annual Report and other Spanish and international bodies and forums.

Both directorates report directly to the head of the Risks Division and the Group’s third Vice-Chairman, ensuring the functioning of the appropriate coordination mechanisms.
Part 2. Global Risk Analysis Profile
Our risk profile at December 31, 2006 for all our activities by types of risk and business units, measured in terms of economic capital, is shown below:

Credit risk’s share of total risk was slightly lower in 2006 than in 2005 but it continues to be the main source of the Group’s risk (52% of economic capital). The relative share of market risk, principally from the larger volume of equity stakes after the investment in Sovereign and the increased value of other stakes that offset the disposals, rose a little, while the rest of risks remained at around the same level in proportionate terms. The item “others” includes non-credit assets (premises and other items of the balance sheet).
The distribution of economic capital among the main business units reflects the diversification of our business. Latin America’s share (31%) was a little less than in 2005. In 2006 growth in lending in the region came particularly from retail segments, which consume less capital.
A comparison of the economic capital results with the available capital leads one to conclude that the Group is sufficiently capitalised to support the risk of its business with a level of confidence equivalent to an objective rating of AA.
Our economic capital global model, known as the Integral Framework of Risks (IFR), quantifies the consolidated risk profile by taking into account all the significant risks of activity, as well as the substantial diversification effect on a multinational and multi- business group like Santander. Our geographic diversification represents a benefit of 21% on consolidated economic capital and 19% the diversification among different types of risk.
Our risk-adjusted return (RORAC) in 2006 was 19.9% compared with an estimated cost of capital of 8.6%. All the main business units had a RORAC higher than the cost of capital.

We continue to use our economic capital model to assess the evolution of risk-adjusted return and the creation of value by our main business units.
In relation with the use of capital, the Financial Management team manages the economic capital throughout the Group, which involves analysing businesses in terms of return/risk, conducting strategic analysis of capital sufficiency, diversification models, etc.
Part 3. Credit risk
Credit risk is the possibility of financial loss stemming from the failure of our clients or counterparties to satisfy their obligations to us.
It accounts more than half (52%) of our risk. Therefore identifying, measuring and managing credit risk is vital in order to generate value on a sustained basis.
We have a series of credit risk policies for managing and controlling risk in order to maintain the tolerance level decided by the institution.
In order to better comply with these policies, various tools have been developed (information systems, rating and monitoring systems, measurement models, systems to manage recoveries, etc.) which enable risk to be treated more effectively on the basis of the type of customer.
Our credit risk management is also carried out from an integral perspective, taking into account the correlation with other risks and evaluating the risk-adjusted return of different exposures.
The table below sets out the global credit risk exposure in nominal amounts (except for derivatives and repos exposure, which is expressed in equivalent credit risk) at December 31, 2006.

Grupo Santander. Gross exposure to credit risk

			Sovereign fixed	Private fixed		Commitments	Derivatives
		Commitments	income	income	Outstanding	to	and			Change
	Outstanding	to	(excluding	(excluding	to credit	credit	Repos			over
	to customers	customers	trading)	trading)	entities	entities	(ECR)	Total	%	Dec. 05
SPAIN	257,464	57,053	10,253	5,263	12,622	948	14,907	358,510	48.1%	10.3%
Parent bank	155,136	39,368	2,228	1,681	7,742	476	9,657	216,288	29.0%	0.0%
Banesto	72,027	11,067	7,378	1,761	2,593	135	5,185	100,145	13.4%	24.5%
Others	30,302	6,618	647	1,821	2,287	337	65	42,077	5.6%	48.7%
REST OF EUROPE	231,470	11,579	772	1,093	4,170	1	13,325	262,410	35.2%	7.9%
Germany	15,547	1,668	0	41	284	0	5	17,545	2.4%	17.3%
Portugal	22,949	5,785	664	114	1,472	1	1,810	32,794	4.4%	-14.0%
UK	164,513	2,702	0	875	1,036	0	11,389	180,515	24.2%	1.3%
Others	28,462	1,425	108	62	1,378	0	121	31,556	4.2%	161.9%
LATIN AMERICA	61,542	21,027	13,890	2,128	12,555	763	5,124	117,029	15.7%	9.9%
Brazil	16,440	4,002	5,420	597	2,904	0	1,677	31,041	4.2%	14.1%
Chile	15,890	3,239	149	513	1,453	1	1,899	23,145	3.1%	-5.8%
Mexico	15,438	10,613	6,672	0	4,299	762	1,133	38,916	5.2%	16.2%
Puerto Rico	6,882	1,355	259	818	134	0	332	9,779	1.3%	-2.1%
Venezuela	3,171	1,283	794	199	2,915	0	0	8,362	1.1%	41.9%
Others	3,721	535	596	1	850	0	83	5,787	0.8%	8.2%
REST OF WORLD	3,774	319	217	1,116	2,315	0	54	7,795	1.0%	42.6%
TOTAL GROUP	554,250	89,978	25,132	9,601	31,661	1,712	33,409	745,744	100%	9.6%
% OF TOTAL	74.3%	12.1%	3.4%	1.3%	4.2%	0.2%	4.5%	100.0%
% change/dec 05	21.1%	17.6%	-56.4%	-46.9%	-20.2%	49.5%	13.8%	9.6%
Data at 31 December, 2006 in millions of euros. Derivatives and repos expressed in equivalent credit risk (ECR).
Doubtful loans are excluded.
Balances with customers exclude repos (EUR 30,388 million).
Balances with credit entities (excluding repos and trading) include EUR 11,165 million of deposits in central banks.
Spain accounts for 48% of our nominal exposure to credit risk, similar to 2005 and 10% higher in absolute terms. The strong rise in customer business in Spain (outstanding balance +31%) was offset by the fall in sovereign fixed income and in positions with credit entities.
Of note in the rest of Europe, which represents more than one third of exposure to credit risk, is the UK, via Abbey, which represents 24% of the exposure. Overall, Europe represents 83% of credit exposure. Latin America accounts for 16%, similar to 2005. The region’s investment-grade countries account for 61% and countries with lower ratings account for only 6%.
The following charts show the distribution of the credit exposure at December 31, 2006, adjusted in terms of exposure at default (EaD), after applying conversion factors to off-balance sheet exposures, according to the rating and the inherent loss of each of the main credit risk groupings: customers, fixed income (both public and private) and, lastly, the counterparty risk with credit institutions plus derivatives and repos.
The rating distribution in the portfolio of clients corresponds to a typical profile of commercial banking. Most of the ratings below BBB are the portfolios of SMEs, consumer loans, cards and part of the group’s mortgage portfolios. They have a high degree of granularity, lower proportional consumption of capital and levels of inherent loss comfortably covered by the spread on the operations.

3.1. Customer segmentation for credit risk management
The table below sets out the distribution by segments of the credit exposure to customers in terms of EaD. Approximately 82% of risk (excluding sovereign and counterparty risks) pertains to SMEs and individuals, underlining the predictability of our risk, inherent loss from customer exposure is 0.56%, or 0.48% of our total loan exposure, which can be considered a medium-to-low assumed risk profile.
Segmentation of credit risk exposure

	EaD	%	Average PD	Average LGD	EL
Sovereign	37,163	5.4%	1.10%	22.0%	0.24%
Counterparty	80,863	11.8%	0.22%	33.4%	0.07%

Public sector	4,434	0.6%	0.64%	20.6%	0.13%
Corporate	97,816	14.3%	0.76%	30.4%	0.23%
Companies	131,313	19.2%	2.33%	32.0%	0.75%
Mortgages	248,964	36.3%	0.80%	13.8%	0.11%
Consumer	72,975	10.7%	5.51%	34.9%	1.92%
Cards	10,605	1.5%	5.27%	43.0%	2.26%
Rest	982	0.1%	4.09%	61.8%	2.52%
Memo items customers	567,069	82.8%	1.84%	30.22%	0.56%

Total	685,115	100.0%	1.61%	30.0%	0.48%
Source: Integral Framework of Risks, December 2006 — millions of euros. Dobtful loans are excluded.
Note: EaD — Credit Exposure, Average PD — Average Probability of Default; Average LGD — Average Loss Given Default; EL — Expected Loss.
Our risk function is customer-focused. Customers are classified for risk management into two large groups or segments: firms under individualized management and standardized.

•
Firms under individualized management: those customers who have been assigned, explicitly or implicitly, a risk analyst (attached to a Company Analysis Unit, Corporate Banking Risks or Risks with Financial Institutions). This category includes the segments of corporate banking, financial institutions, sovereigns and part of retail banking companies.

•
Standardized: a customer who has not been assigned a risk analyst and whose actual or potential risk is less than €500,000. These customers include individuals, individual business persons and retail banking companies that are not under individualized management.

The Wholesale Banking and Companies Risks Area treats customers on a global basis (large corporates, multinational financial groups, sovereigns), as well as the segment of companies under individualized management.
There is a pre-classification model for large corporates (setting of a maximum internal risk limit), based on a system of measurement and monitoring of economic capital.
The Wholesale Banking and Companies Risks Area continues to strengthen the identification of business opportunities in order to improve business issues by setting common business-risk goals, in line with the strategy for supporting business areas.
For its part, the pre-classification model established for these segments, aimed at those companies which meet certain requirements (part of the global management model, high knowledge of the customer), confirmed its positive contribution to the improved efficiency of admission circuits and enabled customers’ needs to be met more quickly.
The Standardized Risks Area deals with retail clients (small companies, businesses and individuals). They are managed on a decentralized basis, following policies and measures that are designed centrally, and is supported by automatic systems for valuation and decision-making that produce effective risk management which is also efficient in terms of resources.
For these standardized risks, Credit Management Programmes (CMP) are used. They are a corporate standard for planning and monitoring the credit cycle (admission policies, monitoring and eventual recovery) of a business line and incorporate the expected results and specific measures to be executed for management of a line from the commercial and risks standpoint.
Valuation tools

	Management	Valuation tool	Analysis criterion
Sovereigns, Financial Institutions and Global Corporates	Centralised at Group	Rating	Automatic valuation + analyst adjustment
Local corporations	Centralised at entity	Rating	Automatic valuation + analyst adjustment
Private companies and institutions under individualised management	Decentralised	Rating	Automatic valuation + analyst adjustment
Micro companies and businesses	Decentralised	Scoring	Automatic valuation
Individuals	Decentralised	Scoring	Automatic valuation
3.2 Rating tools
Since 1993, we have been using our own models for assigning internal ratings, which aim to measure the degree of risk of a client or transaction. Each rating corresponds to a certain probability of default or non-payment, the result of the Bank’s past experience except for some low default portfolios. We have around 140 internal rating models for risk admission and monitoring.

Global rating tools are used for the segments of Sovereign risk, Financial Institutions and Global Wholesale Banking. Their management is centralized in the Group, both for determining their rating as well monitoring the risk. These tools provide a rating for each customer, which is a combination of the results of a quantitative or automatic model, a qualitative model or one of expert adjustment by an analyst, and a series of final adjustments:
•
The quantitative rating is based on the market price of credit derivatives, specifically credit default swaps, or on the financial statements for institutions that do not have a liquid price in these instruments.

•	There is then a review of the rating which has been automatically calculated by the analysts, producing a final rating.

•	Lastly, in the case of global wholesale banking the rating is adjusted when the customer belongs to a group from whom explicit support is received.
In the case of financial institutions and Global Wholesale Banking, ratings can be changed on the basis of the country where the transaction is conducted, so that there is a local rating and a cross-border rating for each customer.
With respect to companies and institutions under individualized management, our parent company has defined a single methodology for formulating a rating in each country, based on the same models as the previous ratings: quantitative or automatic (in this case, analyzing the credit performance of a selection of customers and the correlation with their financial statements), qualitative or review by the analyst, and final adjustments. Each unit contributes their own customer data, the financial statements of these customers, and examines the most statistically representative ratios. Once the specific rating for each country is created, its deployment is decentralized, and there are various groups of different analysts close to the customer.
In all cases, during the tracking phase, the ratings are regularly reviewed, at least once a year, and new financial information and the experience in the development of the banking relationship taken into account. The regularity of the reviews increases in the case of clients who reach certain levels in the automatic warning systems and in those classified as special watch. The rating tools are also reviewed so that their precision can be fine-tuned.
In the case of standardized risks, both for transactions with companies (micro firm, businesses) as well as individuals, different automatic systems (scoring models) are applied on the basis of the segment, product and channel.
These admission systems for new operations are complemented by behavior assessment models which are very predictive, on the basis of the available information in the Group on the behavior of clients in their banking relationship (balances maintained, movements, fulfilment of quotas, etc). The information from these scorings plays a key role in risk management. Of note is their use in pre-authorized commercial campaigns.

In 2006 a plan was formulated to set up three corporate centers to develop scoring tools in Madrid, London and Sao Paulo, which will serve the Group’s units and so ensure maximum implementation of homogeneous criteria.
Each of the yield curves of the following charts reflects the non-performing loans operations, as a percentage of oustanding balances, with individuals granted in Spain every year (“vintages”) until maturity. The observed patterns of evolution enables us to simulate future performances.

3.3 Master scale of ratings
In order to make the internal ratings of the various models — corporate, sovereign, financial institutions, etc. — comparable and to be able to make comparisons with the ratings of external rating agencies, the Group has a Master Ratings Scale.
The comparisons are established via the probability of default associated with each rating. These internally estimated probabilities are compared with the rates of default associated with external ratings, which are periodically published by rating agencies.
Master scale of ratings

Internal	Probability of	Standard &
Rating	default	Poor’s	Moody’s
9.3	0.017%	AAA	Aaa
9.2	0.018%	AA+	Aa1
9.0	0.022%	AA	Aa2
8.5	0.035%	AA-	Aa3
8.0	0.06%	A+	A1
7.5	0.09%	A	A2
7.0	0.14%	A-	A3
6.5	0.23%	BBB+	Baa1
6.0	0.36%	BBB	Baa2
5.5	0.57%	BBB-	Baa3
5.0	0.92%	BB+	Ba1
4.5	1.46%	BB	Ba2
4.0	2.33%	BB/BB-	Ba2/Ba3
3.5	3.71%	BB-/B+	Ba3/B1
3.0	5.92%	B+/B	B1/B2
2.5	9.44%	B	B2
2.0	15.05%	B-	B3
1.5	24.00%	CCC	Caa1
1.0	38.26%	CC/C	Caa1/Caa2

In order to be able to make accurate comparisons with the ratings of rating agencies, the definition of default used for internal measurements for the purposes of the master scale is not based on 90 days of non payment but on the entry into dispute, as this definition is closer to the concept of default used by external rating agencies. However, for the purposes of economic and regulatory capital (BIS II), the definition of default used internally is 90 days of non-payment.
3.4 Concept of inherent loss
As well as assessing the client, the analysis of transactions includes aspects such as the maturity, the type of product and the collaterals that exist, which helps to adjust the initial rating. As a result, not only is the probability of default (PD) taken into account, but also the exposure at default (EaD) and the loss given default (LGD).
By estimating these three factors, the inherent loss of each operation can be calculated. Its correct calculation is very important so that the price adequately reflects the resulting risk premium, and the inherent loss is reflected as one more cost of the activity.
The following charts, reflecting data on non-performing loans in Spain, include the distribution of delinquent consumer and mortgage loans since 2001, according to the percentage of recoveries, after deducting all costs — also financial and opportunity — incurred in recovery.

In the international sphere, the new Basel Capital Accord (BIS II) also uses the concept of inherent loss in order to determine the minimum regulatory capital requirements based on internal ratings. Our long experience in internal rating models and measurement of inherent loss put us in a superior position to take advantage of the possibilities of these new regulatory frameworks.
3.5 Measurements of inherent loss and economic capital by credit risk
Our inherent credit risk loss, at the end of 2006, was 0.48% of the credit exposure (0.39% in 2005), measured in terms of adjusted exposure (EaD). The economic capital by credit risk, in turn, represented 3.0% of this exposure (3.1% in 2005). Our retail portfolios grew particularly in 2006 and those of sovereign fixed income and interbank positions declined. This evolution, in line with the objective of strengthening the predictable nature of our risk, meant a small rise in inherent loss, which was offset by a higher financial margin and, at the same time, lower consumption of economic capital, as the degree of concentration and volatility of the credit portfolio (unexpected loss) declined. The table below shows the distribution of inherent loss and economic capital by credit risk of the main business areas.

When estimating inherent loss and the economic capital needed, our methodology, with very rigorous criterion, makes an adjustment to the economic cycle of losses observed, also taking into account the losses produced in the worst years of the cycle.
Inherent loss and economic capital by credit risk

	Inherent loss		Capital by credit risk (%)
Business unit	2006	2005	2006	2005
Santander Retail Banking Spain	0.55	0.53	3.0	3.0
Banesto	0.25	0.21	2.6	3.0
Abbey	0.16	0.14	0.9	1.2
Portugal	0.43	0.36	3.2	3.6
Consumer loans Europe	1.19	1.18	3.1	3.2
Latin America	1.13	1.02	6.5	7.2
Global Wholesale*	0.22	0.22	5.7	5.9
Grupo Santander	0.48	0.39	3.0	3.1
Source: Integral Framework of Risks, December 2006 and 2005.
* Transversal measurement: some clients of Global Wholesale Banking are in other segments of the portfolio.
3.6 Test of reasonableness in inherent loss of the parent bank
To test the calculation model for the inherent loss of the parent bank in Spain, the following table compares the specific provisions, net of recoveries, allocated on the average portfolio of customers with the estimated inherent loss.
Loan-loss specific provisions fell substantially during 1995-99, grew again in the subsequent years as a result of the slowdown in the Spanish economy, thereby reflecting their cyclical nature, and declined again as of 2003. The average losses must be adjusted to the effect of the economic cycle. The average of 0.37% adjusted in terms of the cycle is close to the 0.42% envisaged in the internal model in the case of the parent bank.

3.7 Measurements of cost of credit (observed loss)
The following charts show the cost of credit risk at Grupo Santander and its main business areas during 2006 and its comparison with previous years, measured through different approaches:
The general trend has been a reduction in the cost of our credit. In 2006, however, there was a small rise due to the stronger growth in retail portfolios which, with a higher inherent loss, are more attractive because of the more predictable nature of its risk (lower consumption of capital) and higher return. This strategy explains the rise in the cost of credit, particularly in Latin America.
3.8 Quantifying the risk appetite
Our risk policy focuses on maintaining a medium-low risk profile, both in credit risk as well as market risk.
Our rating objective (i.e. the desired level of solvency), is AA. The consumption of capital at risk is thus calculated with this level of solvency, using a confidence level of 99.97%.

In credit risk this objective can be quantified in terms of inherent loss. The inherent loss (cost of credit or risk premium) target for business in Spain must not exceed 0.40% of outstanding balance of risk by a significant margin, while for the Group as a whole it must not be more than 0.75%.
3.9 Concept of economic capital RORAC methodology
Credit losses oscillate around the inherent loss and can be lower (good moment of the cycle) or higher (recession, loss of value of assets in collateral, etc). Sometimes, they can exceed the inherent loss by a significant amount because of unforeseen circumstances. The possibility exceeding inherent losses constitutes the real credit risk. While the purpose of provisions is to cover inherent losses, many institutions endow themselves with capital to cover the contingency of higher than inherent credit losses. The provisions for inherent losses should be considered as one more cost of operations. The margin of operations must be sufficient to cover this cost (i.e. to support the inherent loss and also obtain additional profits). For its part, the economic capital must be adequate to cover the unexpected losses, ensuring the continuity of business.
Conceptually, economic capital cannot cover with 100% probability all the losses that eventually could occur. The maximum loss, in credit risk, will be produced if all the assets are in default at the same time and nothing is recovered. Such an event, although highly unlikely, would not be fully covered by the economic capital, which is allocated to cover very high losses (those losses most unlikely to occur, but capable of threatening continued activity).
The Bank must decide the level of losses it wants to cover with economic capital (the level of confidence with which it wants to ensure the continuation of its business). In our case, this confidence level is 99.97%, above the 99.90% assumed by the regulatory capital formulas proposed in the New Basel Capital Accord. The difference between both levels means assuming a default probability for the Group of 0.03% instead of 0.1%, three times lower (i.e. three times better) than the proposal of BIS II.
In terms of external rating, a confidence level of 99.97% requires having sufficient capital to be rated AA, while 99.90% would only allow a rating of A-, given the higher probability of default.
Traditionally, the concept of economic capital has been contrasted with that of regulatory capital, as this is the one required for the regulation of solvency and which, until implementation of the new Basel II capital rules, suffered from an insufficient sensitivity to risk. The new Basel II capital framework is going to bring both concepts closer together.
If one looks at each operation, the economic capital calculation is based on the same variables needed to calculate the inherent loss (i.e. the client’s rating, the maturity and the collaterals of the operation). By aggregation, the economic capital of the rest of the operations of this client can be calculated and, bearing in mind the appropriate factors of diversification/correlation, of a portfolio of clients, of a business unit and of the Bank as a whole.
The margin of operations must not only cover costs, including the inherent loss or the risk cost, but also be sufficient to achieve an adequate return on the economic capital consumed.
RORAC methodology enables an analysis of whether the return on a transaction covers the risk cost — inherent loss — and the cost of the capital invested by an institution in the transaction.
The minimum return on capital which a transaction must obtain is determined by the cost of capital. If an operation or portfolio obtains a positive return, it is contributing to our profits, but it is not really creating value for the shareholder if the return does not cover the cost of capital.
We regularly review our cost of capital estimates, which is the minimum remuneration required by our shareholders. The cost of capital can be calculated objectively by adding to the risk free return the premium that shareholders require to invest in our Group. This premium depends essentially on the higher or lower volatility of our share price in relation to the market’s performance. The cost of capital calculated for 2006 is 8.6%.
RORAC methodology enables the return on operations, clients, portfolios and businesses to compare on a uniform basis, identifying those that obtain a risk adjusted return higher than the cost of our capital, and therefore aligning risk and business management with the overall objective of maximising the creation of value. In 2006 the return of all the main business units was higher than the cost of capital, creating value for us.

We have been using RORAC methodology in our credit risk management since 1993, with the following purposes:
•	To analyze and set prices during the decision-making process for operations (admission) and clients (monitoring);

•	To estimate the capital consumption of each client, portfolio or business segment, in order to facilitate the optimal allocation of economic capital; and

•	To calculate the level of provisions that correspond to average inherent losses.
We currently use two methodologies for calculating economic capital. We used the Integral Framework of Risks (IFR) model for calculating capital at the consolidated level as well as of the main businesses (top-down approach), and another model for calculating the economic capital in the RORAC tools (bottom-up) used for pricing and assessing the historic return on individual transactions. Under Pillar 2 of the new Basel regulations, work is progressing on integrating both methodologies.
3.10 Internal models: estimation of risk factors
The revised framework of “International Convergence of Capital Measurement and Capital Standards”, issued by the Basel Committee on Banking Supervision and commonly known as Basel II, introduces as one of its main novelties the possibility of allowing institutions to use their own measurements of potential loss by credit risk. According to this focus, known as Internal Rating Based (IRB), the necessary parameters of risk for internally estimating losses become basic inputs when calculating the regulatory capital that ensures the institution’s solvency. The supervisors will authorize use of these internal measures on the basis of complying with certain requirements.
Estimation of risk factors
Within the General Directorate of Internal Control and Integral Assessment of Risk (ICIAR), the Department of Calibration and Methodology, is responsible for the constant, updated and global estimation of the necessary risk parameters for calculating regulatory capital in all the our portfolios. This involves the following tasks:
•	Calculating the risk parameters (PD, LGD and EaD) necessary for applying the new regulatory capital formulas
Calculating the risk parameters is closely linked to the existence of credit rating models - rating of customers or scoring of operations — which assess the quality of the our exposures, from the standpoint of credit risk.
We have more than 140 credit rating models, on the basis of the different portfolios and institutions. Parameters must be estimated at least once a year, thereby requiring annual calculation of the risk parameters for all models.
There are 21 models just for the parent bank. Most of them were calibrated during 2006 and the rest at the beginning of 2007.
•	Methodological supervision of the estimation of parameters in all the Group’s units
Although the calibration is global, the Department of Calibration and Methodology of the ICIAR is not responsible for directly estimating the risk parameters in all the Group’s units.
For example, Banesto and Abbey have their own departments. The ICIAR’s task in these units is twofold: on the one hand, calibrate the global models: Sovereign, Financial Institutions, Large Corporations, generally applied throughout the Group.
On the other hand, the Department must ensure that the estimation methodologies used in the Group’s different units are uniform. This does not necessarily imply using the same methodologies. Rather, the existence of local specifics makes it possible, and even advisable, to adopt different approaches in the Group’s various units. Both the Department of Calibration and Methodology and of Validation, however, must vouch for compliance with minimum acceptable methodological standards at Group level.
•	Methodological dissemination
As a result, the Department of Calibration and Methodology also makes presentations of its procedures to the Group’s units, in order to standardize, as far as possible, the approaches for estimating risk parameters.
•	Presentation of results to national supervisory bodies

The calibration of risk parameters, as regards both their methodological aspects as well as their procedures, are appropriately documented and submitted for assessment to national supervisory bodies (Bank of Spain, FSA, etc.). The Department responsible of these calibrations cooperates with the supervisory bodies in their task of validating the estimates. This collaboration occurs in specific meetings as well as when preparing formal presentations on risk models and the parameters associated with them.
•	Assistance in validation processes
The new rules on regulatory capital require internal models to undergo a very detailed process of validation which affects at least three areas: the Department of Internal Validation of the ICIAR, Internal Auditing and external auditors. A large part of the validation work involves estimating the risk parameters. The Department of Calibration and Methodology must help the different areas in all their requirements: data bases, methodology, analysis of results, etc.
•	Design of data bases and technological processes for estimating, assigning and calculating regulatory capital
Constant estimation of the risk parameters requires designing and maintaining data bases which contain, with sufficient historic depth, the information needed both for the calibration as well as the subsequent processes of assigning parameters and capital calculations.
The Department of Calibration and Methodology is not directly responsible for these data bases, but it does actively participate in designing and maintaining them, as well as preparing functional analyses for assigning parameters and calculating capital and, lastly, contrasting the results produced by these procedures.
A corporate data base was created in 2006, known as BDR, which has two objectives: gathering the necessary historic information for estimating risk parameters and acting as the base for applying the rules on calculating regulatory capital to the Group’s exposures. A corporate calculation engine will be installed in 2007 which will use the data in the BDR to automatically calculate the regulatory capital.
As well as constantly estimating the risk parameters, and in relation to it, the Department of Calibration and Methodology has other functions within the ICIAR directorate:
•
The use of risk parameters is not limited to calculating regulatory capital. Other applications, such as calculating Economic Capital or estimating RORAC, require knowing and being able to assign to each transaction its EaD, PD and LGD values

These values do not have to be exactly equal, depending on whether their use is assigning economic capital, calculating regulatory capital or determining the risk-adjusted return.
The regulators demand, however, via the use test, that the differences between the risk parameters used for some purposes and others are duly justified and documented. The data bases used for estimation are also required to be the same, so that the discrepancies cannot be attributed to the use of different sources of information, but are based on reasoned decisions. The Department of Calibration and Methodology is also responsible for supplying the necessary estimates for purposes that are not strictly regulatory, such as the case of the parameters used in the IFR model for assigning economic capital.
•
The Department also supervises the methodological solutions used in other departments of the ICIAR and specifically, as already mentioned, those that affect the economic capital calculation and the RORAC of transactions

3.11 Internal validation of internal risk models
Internal validation is an unavoidable prerequisite for authorization from the supervisory body, and consists of a specialized and sufficiently independent unit within the institution obtaining a technical opinion on whether the internal model is appropriate for the purposes used, internal and regulatory, and concluding on its usefulness and effectiveness. Moreover, it must evaluate whether the risk management and control procedures are appropriate for the institution’s strategy and risk profile. It should be pointed out that internal validation is not a one-off function to obtain the initial authorization for the model, but the very dynamics of the models of institutions make this function permanent, with continuous interaction between institutions and supervisory bodies.

Although the main destination of the internal validation tasks is the regulator, there are “internal clients” in institutions who must receive the main outputs of the validation, among whom is Senior Management. Senior Management receives such reports because it must be assured that the institution has the appropriate measurement and control procedures and systems, and that risk is being measured correctly, all aspects of which are reviewed in internal validation.
The Area of Internal Control and Integral Assessment of Risk is Grupo Santander’s independent internal risk control unit, and it is where the Department of Internal Validation of Models is located. This area is responsible for defining and managing the internal validation of all models in the Group (global wholesale banking, public sector, companies under individualized management, mortgage, revolving lines, consumer loans, etc). There are close to 140 models covering the main units in Europe (including Santander Consumer) and the Americas.
In line with the need, arising from Basel II for institutions and their regulators, to assess, consistently and significantly, the functioning of internal rating and risk estimating systems, it is very important to define a robust validation process. During 2006, Grupo Santander established its corporate framework for internal validation around a series of protocols, support tools and dedicated staff. As internal validation must express reliable information that can only be arrived at after a series of fundamental tests, the Department of Internal Validation of Models drew up a Guide of IRB Validation which gathers together this series of tests in order to facilitate a framework for internal validation. This Guide was presented to the Bank of Spain. All possible elements are included in the internal validation procedure (qualitative, quantitative, technological, procedural, corporate governance, documentation, etc.).
Internal validation includes both the aspects relating to the phase of initial development of the models (before they are implemented), as well as continuous regular tracking. The Guide is structured around three basic spheres:
The first one (definition of the model) is the only one applied in the initial validation of a model, before it is implemented. The purpose of this sphere is to review the model’s conceptual definition, establish the formal policies of use, the technological design to ensure its effective use and the internal controls, and any other procedure or rule that has to be followed. In the case of models already implemented, the three spheres are required.
The second sphere (functioning of the model) ensures that all the defined aspects (and reviewed in the first sphere) are effectively implemented, as well as verifying the performance of the rating models and assessing the sufficiency of internal controls.
Lastly, the third sphere (results and applications of the model) reviews all the model’s outputs, both obtaining them and their application (regulatory and internal).
For practical purposes, all the detailed tests are categorized in four basic dimensions of validation:
•	Quantitative validation

•	Qualitative validation

•	Technological validation

•	Internal government validation
The IRB Validation Guide also covers the special features of certain credit risk models, specifically global models of large counterparties (sovereigns, financial institutions and large companies), where the existence of few historical defaults leads to these models being known as low default portfolios.

Given the considerable scope of the internal validation of credit risk models in Grupo Santander (more than 400 tests to be carried out in each of the 140 models), the focus of execution is pragmatic (recurrent and rising).
This IRB Validation Guide is implemented via the VALIDEA IRB tool, which contains the details of the tests conducted and the results of them. It is used to manage the working papers produced by the Internal Validation teams.
Each of the tests in the Validation Guide has been rated in a scale with three values:
•	“1” indicates that the result of the test is fully satisfactory and can be applied to quantitative tests, qualitative reviews, documentary, etc.

•
“2” is for those tests where partial positive conclusions are obtained and so must be strengthened in some aspect (greater application or documentation in a process, raise the amount of information available, improve the current performance, etc.).

•	“3” is the rating given to those tests whose results are unsatisfactory and a mitigation or improvement plan should be implemented.
VALIDEA IRB interacts with the VALIMETRIC IRB module and enables reports to be produced summing up the situation, in real time, of the different ongoing validation processes.
The Bank of Spain’s inspection teams responsible for approving the models have direct access to these tools and can contrast the details and results of the various validations as they are being conducted.
Internal validation is issuing a series of recommendations with dates set for the areas responsible to resolve issues. The internal validation teams continuously track the state of the recommendations on IRB models throughout the Group, both those issued directly by them as well as those emanating from the revisions of internal and external auditing. This function is supported by the ReMO tool, which provides the necessary elements for tracking recommendations, and which was internally developed in the Area of Internal Control and Integral Assessment of Risk (like VALIDEA IRB and VALIMETRIC IRB).
The final result of internal validation is covered in the IRB Tracking Dossiers, in accordance with the minimum contents defined by the Bank of Spain, and which completes the extensive descriptive information of the functioning of each model (definition of the portfolio, rating system, risk parameters — PD, LGD, EaD -, distribution of exposures, outputs of models, internal controls, qualitative aspects, etc).
In order to execute all these areas and follow the methodology shown, it has been necessary to employ more staff so as to ensure correct coverage of all aspects of validation (capacity of quantitative analysis, technological knowledge, etc.), with full knowledge of risk management and the models existing in the Group. So far five corporate teams of validation have been formed, with four of them specializing by the type of model (one team for global low default portfolio models, another for covering the models of companies and institutions under individualised management, and two focused on validation of retail models). The fifth team backs up the other four in the technological sphere. These teams are supported by local units in the validations, as there are tests, such as the qualitative ones that have to be conducted in situ, albeit following the corporate methodology and under the management of corporate teams in order to ensure the same criteria are used throughout the Group.
3.12 Basel II corporate project
We have been firmly committed to the principles behind the Revised Framework of International Convergence of Capital Measurement and Capital Standards (Basel II). This revised framework will enable institutions to conduct internal estimates of capital to ensure solvency in the event of circumstances caused by different types of risk. In the specific case of credit risk, Basel II means recognizing, for regulatory capital purposes, the internal models that have been used for management purposes for some time, and which led in their day to their approval, by our regulator, for calculating statistical provisions (known as FONCEI) in certain segments of risk, under former Bank of Spain’s regulations.
We are very actively involved in different forums on Basel II, both Spanish and international. We are also in contact with the regulatory and supervisory authorities in different countries. Thus, we are able to contribute constructively to improving those technical aspects that could be asymmetric, unfavourable or far from the main intent of the Basel II agreement.

In line with the guidelines of its Master Plan launched in 2002, the Basel II Corporate Project finalized during 2006 all the lines of action enabling it to participate in the processes envisaged for calculating capital in parallel (BIS I vs. BIS II internal models) during 2007, and the subsequent authorization from the supervisor for its regulatory use as of 2008. These lines of action focused on the Group’s main units (which account for close to 75% of the Group’s credit exposure, in EaD terms) and consisted of improving the rating systems and methodologies for estimating internal risk parameters as well as the technological infrastructure for providing, storing and calculating information. Most of the items budgeted in the Basel II Corporate Project are technological developments for capturing and integrating the huge mass of information on customers and transactions, arising from the many repositories of the Group’s institutions, as well as their necessary consistency, traceability and accounting conciliation.
With respect to the technological aspect, all the measures taken have been related to the architecture defined in previous years, consisting of a local repository of data, a global repository of information consolidated in the parent company, an engine supporting the processes for estimating the parameters (PD, LGD and EaD) and calculating capital (at the local and corporate levels). The design of the different local data bases rests on a corporate definition, with a specific part in each institution for storing all the information requirements inherent in each installation and covering the requirements of the various local regulators. In this way, we achieved the triple objective of installing in each unit the corporate criteria established, covering the existing local requirements and attaining synergy in costs through global definitions and developments.
In addition, during 2006 we finalized the delivery to the Bank of Spain of all the “IRB Request Notebooks”, used to prepare, generate and integrate detailed information on the internal credit risk models in 11 of the Group’s units. These cover more than 95% of the total credit exposure via close to 140 internal models. Moreover, during the year the Notebooks delivered in 2005 were updated on a semi-annual basis.
Along with these Notebooks, internal and external auditing reports on these models were issued and updated, having covered almost all the recommendations made in previous years.
The Corporate Supervision Committee, chaired by our third Vice-Chairman and head of the Risks Division, supervises at the highest level the launch of initiatives in the Basel II corporate project, controlling their milestones of compliance, assigning staff and approving budgets, as well as assuming institutional representation of the Group for these purposes. The Management Committee and the Board were also informed of the progress made in the project and the implications for the Group of the New Capital Accord.
At the local level, in each of our units which will adopt the IRB models, detailed tracking continued, via the Local Technical Committees responsible for executing the project’s plans in their respective spheres, in accordance with the indications and objectives set out corporatively, but also in close contact with their respective local regulators so as to comply with national requirements.
These Committees continued to organize working groups on various issues as the individual plans of each unit evolved or relevant external events occurred (such as the issue of consultative documents by regulators of other bodies). These groups comprised representatives from the various areas involved in the Corporate Project.
3.13 Control and monitoring systems
A solid environment of control is paramount in order to ensure appropriate management of credit risk and maintain a risk profile within the parameters set by the Board and by Senior Management. At the same time, from the regulatory standpoint (Sarbanes-Oxley, BIS II), financial institutions are required to have a control system that is adequate for the dimension and complexity of each organisation.
During 2006, within the corporate framework established in the Group for complying with the Sarbanes Oxley act, a corporate tool was developed in the Group’s intranet to document, manage and certify all the sub-processes, operational risks and controls for mitigating them, of the Risks Division of the parent bank (a total of 58) regarding:
–	Approve new risk products

–	Study and classification of risk

–	Determine the economic provisions

–	Determine market data

–	Approve and validate risk methodologies
–	Generate information on risks

Ratings of risk balances according to the FEVE monitoring system

	Extinguish	Secure	Reduce	Track	Total FEVE
Spain- parent bank	259	33	1,558	5,849	7,699
Portugal	185	39	211	1,625	2,060
Latin America	259	54	416	2,509	3,239
In millions of euros at December 2006.
This corporate framework requires us to reinforce the elements of control and discipline of already existing processes.
Within the Risks Division, and with the independence from the business areas that characterizes its system for risk, decision-making in the admission phase is subject to a system of powers delegated by the Board’s Risks Committee. Decisions made in the admission phase are always collective.
In order to control credit quality, besides the tasks conducted by the Internal Auditing Division, the Directorate General of Risks has a specific function to monitor risks, for which resources and executives are identified. This function is based on permanent attention to ensure there is a timely reimbursement of operations and anticipating circumstances that could affect a smooth outcome and normal development.
We have a system called Companies in Special Watch (FEVE) which identifies four levels on the basis of the degree of concern arising from the negative circumstances (extinguish, secure, reduce, monitor). The inclusion in these levels means automatically reducing the delegated powers. Clients in FEVE are reviewed at least every six months, and every quarter for the most serious cases. A company can end up in special watch as a result of monitoring, a change in the rating assigned, a review conducted by internal auditing or the entry into functioning of the automatic warnings system.
Ratings are reviewed at least every year, but if weaknesses are detected or on the basis of the rating it is done more regularly.
3.14 Performance in 2006
Our ratio of non-performing loans (NPLs) reached an all-time low of 0.78% at the end of 2006, 11 basis points lower than in 2005. NPL coverage rose by more than 5 percentage points to 187.2%.
The specific loan-loss provisions in 2006, net of recovered write offs, amounted to €1,700 million, 0.32% of the average credit exposure to customers (lending plus the year’s average guarantees) compared with 0.22% at the end of 2005. This increase was due to growth in retail portfolios, particularly in Latin America, in order to enter segments whose cost of credit is higher but whose returns are greater and consumption of capital lower, thereby intensifying the predictable nature of risk.
Our NPL ratio in Spain continued to set new records and ended the year at 0.53%, while coverage was 10.5 points higher at 328.4%.
Portugal’s NPL ratio, despite the weak economic environment, also continued to fall sharply. It stood at 0.53% at the end of 2006, 25 basis points lower than in 2005. Coverage was 305.1%, 61.9 points higher than at the end of 2005.

Latin america. risk, npl ratio and coverage

	Risk		NPL ratio (%)		Coverage (%)
Million euros	Dec-06	Dec-05	Dec-06	Dec-05	Dec-06	Dec-05
Argentina	2,565	2,200	1.25	1.48	258.1	245.1
Brazil	17,998	13,570	2.38	2.88	102.8	138.5
Colombia	1,431	1,174	0.58	0.68	396.4	414.5
Chile	16,741	16,975	1.59	2.31	152.6	165.6
Mexico	16,598	14,052	0.64	0.89	279.2	273.4
Puerto Rico	5,467	5,399	1.67	1.75	161.7	167.6
Venezuela	3,238	2,319	0.98	1.52	435.5	399.9
Other countries	6,545	4,989	0.16	0.54	831.7	432.0
Total	70,582	60,678	1.38	1.82	167.3	186.5
Net loan-loss provisions 2006

	Net	Write	Net specific	Cost of
2006	specific	off	provisions less	credit
Million euros	provisions	recoveries	Write off recoveries	% of portfolio
Argentina	12.4	22.5	(10.1)	(0.44)
Brazil	635.1	103.6	531.5	3.49
Colombia	7.7	3.7	4.1	0.31
Chile	253.5	71.0	182.5	1.07
Mexico	229.9	48.1	181.8	1.26
Puerto Rico	60.0	13.7	46.2	0.85
Venezuela	15.9	9.6	6.2	0.24
Other countries	(2.5)	5.6	(8.1)	(0.15)
Total	1,211.9	277.8	934.1	1.47
Abbey’s NPL ratio, meanwhile, declined 7 basis points to 0.60% and coverage increased by 8.2 points to 85.9%, a high level bearing in mind the large share in total lending of secured loans.
The NPL ratio of Santander Consumer Finance rose by 17 basis points to 2.57%, mainly due to a rise in doubtful balances in Germany. The financial margin of business, however, mostly retail, continued to comfortably offset the NPLs, confirming the favourable risk adjusted return of this portfolio. Coverage dropped 11.1 points to 114.1%.
Despite the higher cost of credit, Latin America’s NPL ratio fell 44 basis points to 1.38%, while coverage was 19.2 points lower at 167.3%.
Investment grade rated countries accounted for 61% of the region’s credit risk.
The Group’s specific loan-loss provisions in Latin America, net of recovered write-offs, amounted to €934.1 million, 1.47% of the portfolio, compared with €305.9 million and 0.60%, respectively, in 2005. This increase was due to the change in the business mix, with stronger growth in retail segments which, although they have a higher expected cost of credit provide a greater net return and a more predictable risk profile.
The Group’s risk management in Latin America shares a common corporate culture. The principles that are the hallmark of the parent bank are applied in the region. The organization of the risks function in each Latin American bank is the same as in Spain, with the necessary adjustments for the local markets.
3.15 Risk concentration
Risk concentration, within the sphere of credit risk, is a fundamental element of management. The Group continuously tracks the degree of concentration of its credit risk portfolios using various criteria: geographic areas and countries, economic sectors, products and groups of clients.

The Board’s Risk Committee establishes the policies and reviews the appropriate exposure limits for adequate management of the degree of concentration of credit risk portfolios.
No sector accounts for more than 10% of the total exposure, as shown in the following table.
Contribution by sector to total risk

							Change
							Dec-05
	Spain	Portugal	Latam	Rest	Abbey	Total	(p.p.)
Agriculture	0.6	0.1	0.2	0.0	0.0	0.9	0.3
Manufacturing	4.5	0.3	1.7	0.5	0.0	7.1	-2.0
Energy	1.4	0.1	0.0	0.2	0.0	1.7	-0.1
Construction	3.7	0.4	0.5	0.2	0.0	4.8	0.7
Distribution	2.8	0.3	0.9	0.6	0.0	4.6	0.2
Hotel trade	0.7	0.0	0.0	0.0	0.2	1.0	0.1
Transport	0.9	0.1	0.2	0.1	0.4	1.7	0.1
Telecommunications	0.8	0.1	0.2	0.2	0.0	1.3	-0.2
Financial intermediaries	1.2	0.5	0.0	0.1	4.6	6.3	3.4
Insurance	0.1	0.0	0.3	0.5	0.3	1.1	0.4
Real estate	7.3	0.2	0.2	0.0	2.0	9.7	1.0
Services	3.5	0.6	1.5	0.2	0.2	6.1	0.3
Public sector	1.3	0.1	0.6	0.2	0.0	2.1	0.3
Individuals without econ. activity	11.4	2.8	2.7	4.5	22.7	44.1	0.4
Rest/unclassified	0.1	-0.1	2.2	4.4	0.8	7.4	-4.9
Total	40.2	5.6	11.3	11.7	31.2	100.0
Change over Dec 05 (p. p.)	-0.3	-0.1	-0.2	6.6	-6.0
% of total outstanding risk with customers (lending + guarantees) excluding trading positions.
Figures at December 2006.
We are subject to the Bank of Spain regulation on “large risks” (those that exceed 10% of eligible shareholders’ equity). In accordance with Circular 5/93, no individual exposure, including all types of credit risks and equities, can exceed 25% of the Group’s shareholders’ equity. Also, the total of “large risks” cannot be more than eight times higher than equity (excluding exposures to OECD governments). At December 31, 2006, the client with the largest risk (16.1% of eligible shareholders’ equity in accordance with the regulatory criteria) was a Spanish construction company with internal rating equivalent to “A-”. Most of this exposure was collateralized with liquid financial assets. Another four groups, as well as this company, reached the large risk classification. They were: a Spanish telecom company with a rating equivalent to “A”. Two Spanish construction firms with diversified activities with a rating equivalent to “A-” and “BBB+” and a Spanish power company with a rating equivalent to “A+”.
At December 31, 2006, the 20 largest economic and financial groups, excluding AAA governments and sovereign securities denominated in local currency, represented 8.6% of the outstanding credit risk of our clients (lending plus guarantees).
Within the framework of the IFR model for the measurement and aggregation of economic capital, particular importance is attached to the risk of concentration by wholesale portfolios (large companies, sovereign risks and banks). For this purpose we use as an additional reference the portfolio model of Moody’s-KMV which is widely used in the financial industry.
Our Risks Division works closely with the Financial Division to actively manage credit portfolios. Our activities include reducing the concentration of exposures through various techniques, such as using credit derivatives, in order to optimize the risk-return relation of the whole portfolio.

3.16 Country-risk
Country risk is a credit risk component of all cross-border credit operations. Its main elements are sovereign risk, transfer risk and the very strong risk of fluctuation of local currencies.
The Group’s regulatory country-risk exposure to emerging countries, including intra-group risk, stood at €970.8 million at the end of 2006, down from €710.1 million a year earlier. Provisions assigned at the end of 2006 amounted to €233.5 million ( €313 million in 2005).
3.17 Sovereign risk
Sovereign risk is a component in transactions with a central bank (including the regulatory cash reserve requirement), and with public institutions with the following features: their funds only come from institutions directly integrated into the state sector.
At the end of 2006, the risk in Latin America represented 86% of total sovereign risk (Mexico and Brazil accounted for 72% of the total). Most of the rest (11%) was in the Euro zone, with Spain accounting for 8% of the total.
The amount of sovereign risk fell by around 25% in 2006, as a result of the reduction of the positions in the Euro zone.
3.18 Environmental risk
Analysis of the environmental risk of credit operations is one of the commitments of the Strategic Plan of Corporate Social Responsibility.
Since the beginning of 2004, the Group has been using an Environmental Risks Valuation System (VIDA), developed in cooperation with the Spanish Export Credit Insurance Company (CESCE) and Garrigues Medioambiental. It evaluates the environmental risk inherent in each company, whether they are current or future clients.
This system gives us an environmental risk map of the portfolio of evaluated companies (very low, low, medium and high) which, if necessary, provides the option of new and more in-depth specific reviews.
3.19 Counterparty risk
Counterparty risk is a variant of credit risk. This area includes all types of exposure with credit entities as well as the risk of solvency assumed in treasury operations (bonds and derivatives) with other types of clients.
Control is carried out in real time through an integrated system which provides information on the available credit line of any counterparty, in any product and maturity and at any unit of the Group.

Risk is measured by its current as well as potential value (the value of the risk positions taking into account the future variation of the underlying market factors in contracts). The Net Replacement Value (NRV) of the portfolios of OTC derivative products that the Group maintained with its counterparties at December 31, 2006 amounted to €5,549 million, 0.25% of the nominal value of these contracts. The Equivalent Credit Risk (that is, the sum of the NRV and the maximum potential value of these contracts in the future) was €26,890 million.
The notional and/or contractual value of the contracts in the table below are net positions in these instruments, the result of both compensations as well as combinations among them, and by risk criteria given their use in calculating risk.
Derivatives transactions continued to be carried out with counterparties that enjoy excellent credit quality; 85.8% of counterparty risk has a rating equal to or superior to A-.
With respect to the geographic distribution of counterparty risk, 25.5% is with Spanish counterparties, 14.9% with UK ones (mainly operations from Abbey), 31.6% the rest of Europe, 14.4% the US and 12.6% Latin America.
Notional otc derivative products by maturity
Million euros, data at December 31, 2006

				Notional values
	< 1 year	1-5 years	5-10 years	Trade	Hedge	Total
CDS protection acquired	5,231	40,807	10,728	54,744	4,138	58,881
CDS protection sold	6,365	36,711	10,750	55,481	923	56,404
TOTAL CREDIT DERIVATIVES	11,596	77,518	21,478	110,225	5,061	115,286
Equity forwards	365	—	—	—	365	365
Equity options	13,176	12,407	990	2,757	23,836	26,593
Equity swaps	3,957	7,226	9,797	19,805	1,175	20,980
TOTAL EQUITY DERIVATIVES	17,498	19,633	10,787	22,563	25,375	47,938
Fixed-income forwards	2,080	16	—	617	1,479	2,096
Fixed-income options	451	—	—	232	219	451
TOTAL FIXED INCOME DERIVATIVES	2,530	16	—	848	1,698	2,546
Exchange-rate swaps	28,791	2,330	327	2,706	28,941	31,646
Maturity swaps	44,202	2,296	—	13,636	32,874	46,510
Exchange-rate options	67,300	23,269	17,574	17,950	93,106	111,056
Other exchange-rate derivatives	276	225	—	501	—	501
TOTAL EXCHANGE-RATE DERIVATIVES	140,569	28,120	17,902	34,793	154,920	189,713
Asset swaps	77	254	215	—	2,077	2,077
Call money swaps	81,178	3,501	2,586	81,907	5,358	87,266
IRS	483,498	600,380	267,450	1,090,060	396,903	1,486,963
Interest-rate forwards — FRAs	14,256	—	—	14,256	—	14,256
Other interest-rate derivatives	103,482	129,871	22,507	4,780	256,335	261,115
Structures	3,198	22,894	991	27,305	—	27,305
TOTAL INTEREST-RATE DERIVATIVES	685,690	756,900	293,749	1,218,308	660,673	1,878,981
Commodities	30	5	—	—	36	36
TOTAL COMMODITY DERIVATIVES	30	5	—	—	36	36
TOTAL OTC DERIVATIVES	857,914	882,192	343,916	1,386,737	847,763	2,234,500
The distribution of the risk by type of counterparty shows 70% with banks, 17% with large corporations and 13% with SMEs.
Activity in credit derivatives and hedge funds
International financial supervisory bodies have recently expressed their concern about the strong growth in these activities and the possibility that institutions have been assuming excessive risk without an adequate internal control structure. In our case, this business, despite its growth, is very small compared with other banks of our characteristics and moreover is subject to a solid environment of internal controls and minimization of its operational risk.
Notional credit derivatives amounted to €115,286 million, of which €110,225 was trading activity.

At the end of 2006, our exposure to hedge funds was €1,213 million, of which €195 million is registered in trading portfolios and the rest in investment portfolios. The investment position is collateralized through €3,464 million of assets in guarantee (285% of outstanding risk). The risk in this activity is examined case by case and percentages of collateralization established on the basis of each fund’s features and assets.
Otc derivatives distribution by net replacement value and equivalent credit risk
Million euros, data at December 31, 2006

	Total net NRV			Total ECR
	Trade	Hedge	Total	Trade	Hedge	Total
CDS protection acquired	-391	-20	-411	263	158	421
CDS protection sold	433	7	440	287	1	288
TOTAL CREDIT DERIVATIVES	42	-13	30	550	159	709
Equity forwards	—	—	—	—	7	7
Equity options	-110	31	-79	78	1,682	1,760
Equity swaps	181	-3	178	377	3	380
TOTAL EQUITY DERIVATIVES	71	27	99	455	1,693	2,148
Fixed-income forwards	1	—	1	5	2	6
Fixed-income options	—	—	—	2	—	2
TOTAL FIXED INCOME DERIVATIVES	1	—	1	7	2	9
Exchange-rate swaps	37	85	122	239	1,666	1,906
Maturity swaps	10	-2	8	211	331	542
Exchange-rate options	135	255	390	1,719	3,263	4,982
Other exchange-rate derivatives	9	—	9	67	—	67
TOTAL EXCHANGE RATE DERIVATIVES	191	337	528	2,238	5,260	7,498
Asset swaps	—	105	105	—	378	378
Call money swaps	28	—	29	240	42	283
IRS	4,142	621	4,762	11,597	3,577	15,174
Forwards Tipos de Interés — FRAs	2	—	2	8	—	8
Other interest-rate derivatives	-3	-390	-393	26	784	810
Structures	387	—	387	1,431	—	1,431
TOTAL INTEREST-RATE DERIVATIVES	4,555	336	4,892	13,303	4,781	18,084
Commodities	—	—	—	—	4	4
TOTAL COMMODITY DERIVATIVES	—	—	—	—	4	4
TOTAL OTC DERIVATIVES	4,861	688	5,549	16,552	11,900	28,452
COLLATERAL	-1,057	-505	-1,562	-1,057	-505	-1,562
TOTAL	3,804	183	3,987	15,495	11,395	26,890
Distribution of risk in OTC derivaties by
counterparty rating
Data at December 31, 2006

AAA	0.7%
AA	60.6%
A	24.5%
BBB	10.4%
BB	3.5%
B	0.1%
Without rating	0.2%
Total	100.0%
Distribution of risk in OTC derivaties by
geographic areas
Data at December 31, 2006

Spain	25.5%
UK	14.9%
Rest of Europe	31.6%
Latin America	12.6%
US	14.4%
Others	1.0%
Total	100.0%

Part 4. Operational risk
4.1 Definition and objectives
We define operational risk as the risk of losses from defects or failures in its internal processes, employees or systems, or those arising from unforeseen circumstances.
Therefore, we strive to identify and eliminate operational risks, regardless of whether they produce losses or not.
We use the standardized approach for calculating BIS II regulatory capital by operational risk. It uses the following elements:
1.	Priority is given to mitigating daily management operational risk.

2.	A large part of the basic foundations of an internal approach are already incorporated to the standardized approach and to our management of operational risk.
4.2 Management model
The main principles of the organizational structure are:
–	The Risks Division is responsible for evaluating and controlling this risk category.

–	The Central Unit that supervises operational risks reports to the Risks Division and is responsible for the global corporate programme.

–
The management structure of operational risk is based on the knowledge and experience of executives and experts in the different areas and units. Particular importance is attached to the role of operational risk coordinators, who are the key players.

This framework satisfies the qualitative criteria contained in the New Basel Capital Accord (revised BIS II document June 2004), both for standardized and advanced measurement approaches, as well as in the CEBS document — Expert Group on Capital Requirements — June 2005). Internal Auditing also keeps its independence with regard to management of operational risk, without detriment to reviewing the management structure in this area.
The main advantages of our management structure are:
•	Integral and effective management of operational risk (identification, prevention, evaluation, monitoring, control/mitigation and reporting).

•	Improves knowledge of existing operational risks, both current and potential, and its allocation to the business and support lines.

•	Loss data collection enables operational risk to be quantified for calculating both the economic and the regulatory capital.

•	Operational risk information helps to improve the processes and controls, reduce losses and the volatility of revenues.
4.3 Implementing the model: global initiatives and results
The Corporate Department of Management and Control of Operational Risk, part of the Risks Division, has been operating since 2001. Its main functions, developed activities and global initiatives have included:
•	Presentations to senior management and development of the internal rules.

•	Designation of coordinators and the creation of operational risk departments.

•	Training and interchange of experiences.

•	Design and putting into effect qualitative and quantitative operational risk tools.

•	Conciliation of data bases of losses — accounting.

•	Developments for the automatic capturing of events through accounting and management systems.

•	Drive in mitigation plans and communication of best practices: interchange between the Group’s institutions on mitigation plans, specific measures taken and projects underway.

•	Development of the corporate operational risk tool in a web-based environment.

•	Collaboration with the purchase area regarding its function in managing banking insurance related to operational risk (BBB policies, damage, civil responsibility and life).

•	Fostering contingency and business continuity plans.
The project began to be installed in our different units in 2002. Almost all our units have been incorporated to the project with a high degree of uniformity. Nonetheless, due to different paces of adoption, stages, schedules and the historical depth of the relevant data bases, the degree of implementation varies from country to country.
On a general basis:
- Data bases of losses classified by errors and operational types are received every month. Our data base shows a total of 1,604,136 events, without exclusions for reasons of amount, and with both the accounting impact (including positive effects) as well as the non-accounting impact.

–	Self-assessment questionnaires filled in by almost all our units are received and analyzed.

–	Operational risk indicators are available, regularly defined and updated by the main management units.

–	There are a sufficient number of coordinators in the business and back-up areas.

–	The main events are identified and analyzed, and mitigation measures taken which, in significant cases, are disseminated to the Group’s other units as a Best Practices guide.

–	Processes to reconcile data bases with accounting.

By consolidating the total information received, our operational risk “image” is reflected in the following charts:

The following is an example of the self-assessment questionnaires we use that show the consolidated results for the main management units:
Grupo santander: operational risk self-assessment questionnaires
General questionnaires

	Average of		Average of		Average of
	all areas		business areas		support areas
	Impact		Impact		Impact		Product
Event category classification	OR	Coverage	OR	Coverage	OR	Coverage	Total
1- Internal fraud	3.18	2.25	3.00	2.28	3.20	2.22	7
II- External fraud	3.07	2.13	3.19	2.17	3.02	2.10	7
III- Employment practices, health and security at work	2.74	2.01	2.89	1.96	2.72	2.05	6
IV- Practices with clients, products and business	3.08	1.89	3.15	1.91	3.09	1.93	6
V- Damage to physical assets	3.14	2.38	2.93	2.30	3.30	2.43	7
VI- Interruption in business and systems failure	3.35	2.11	3.24	2.09	3.47	2.22	7
VII- Execution, delivery and management of processes	3.08	1.96	3.18	2.04	3.06	2.01	6
Total average	3.09	2.10	3.08	2.11	3.12	2.14	7
Notes:
Impact on OR: 1- without impact; 2- small impact; 3- medium impact; 4- high impact; 5-maximum impact
Hedging of OR: 1- maximum; 2- high; 3- medium; 4- small; 5- zero.
The following chart compares the average results obtained by us in each of the areas/units that filled out the questionnaire:
Operational Risk management framework installed by countries.
In addition, as regards the standard information and management requirements demanded of the various Operational Risk Units, some of the Group’s institutions show very high levels of proactive risk management on the basis of the usefulness obtained in the mitigation process.
Active management: Main measures by countries/units.
Below are some of the active management processes in various of the main countries/units, underscoring how firmly rooted Active Management of Operational Risk is in Grupo Santander:
•	Retail Banking (Spain)
–	Rolling out of a new IT platform (Partenón), which provides automatic information on OR.

–	Verification of the effectiveness of the measures adopted in 2005 as preventative policies against fraud (anti-skimming devices, etc).

–	Extending the early warning system to 24 hours and installing neural networks for the prevention of fraud in stores.

–	Continuation of the process of migration to CHIP-EMV (hardware) technology in ATMs and point-of-sale terminals in stores.

–	As a member of the Interbanking Cooperation Committee, the Bank is part of the VISO project to fight fraud.
•	Mutual and pension fund management institutions (Spain):
–
Existence of an Internal Control Procedures Manual since 1999 (mutual fund activity has been regulated by the National Securities Market Commission since 1997) and creation of a structure which is very “sensitive to risk”.

–	Improvements in the control procedure for prices, operations, reconciliation of operations and adapting to the new Regulations for Collective Investment Institutions.
•	Santander Consumer Finance (Spain and Portugal):
–	Frequent cooperation with institutions in investigating fraud.
–
Procedures put into place to search for fraud when drawing up risk operations, as well as warnings in automatic scoring systems, which have led to not going ahead with operations when fraud is detected.

–
Tracking of events in the registration of guarantees (reservation of ownership right), changing of rules, design and verification of the operational procedure for physically inspecting vehicles financed by credit stock.

•	Abbey (United Kingdom):
–	Mitigation measures adopted, both to combat fraud as well as operational and improvements in controls. Of note are the following:
–
Branch network: improving the operational controls in branches was a priority in 2006. Steps were taken to ensure that the controls had been carried out at the end of each day. New warnings and systems to track the results of the control metrics were introduced.

–
Fraud: increased security in products and distribution channels, through greater use of data, analysis and models, as well as improvements to the already existing technical models, resulted in a fall in the losses from fraud.

–	Establishment of contingency strategies: sophisticated business continuity plans are being developed in order to respond to terrorism, flooding and pandemic disasters.
–
Technological platform for Treasury and Financial Markets: critical systems strengthened by improvements to the payment and settlement systems. Agreements were also signed with external suppliers to establish contingency plans.

•	Santander Totta (Portugal):
–	The centralization of complaints about cards, the speed of the system and the use of certain tools diminished the impact of losses from cards and made them very moderate.
–	Updating formal support of development of the Operational Risk management model, both organically with the creation of the Operational Risk Cabinet as well as procedurally.
–	Inclusion in the Operational Risk management model of a large number of activity and control indicators.
–	The Operations Committee develops a management and operational control structure for the branch network, putting the focus on mitigating Operational Risk.

•	Santander (Chile):
–
The Business Continuity Committee and the Regulations Committee were created in 2006, with the following objectives: strengthen management, ensure the implementation of the Business Continuity Plans and ensure correct application of internal and external rules.

–
Launch of two competitions for initiatives. A total of 359 were received for the Operational Risk sphere, which are being analyzed. The Operational Risk Coordinators are also preparing a best practices manual.

–
A skills and communication programme, part of the Operational Risk Master Plan, was put into effect in order to disseminate the importance, contents and scope of the Operational Risk Project, involving and motivating employees so as to ensure their active participation in the Operational Risk management and administration model.

•	Santander Banespa (Brazil):
–
Constant training of coordinators and consolidation of the Risk Prevention and Control Week (held yearly), bringing closer concepts, situation, effects and consequences arising from Operational Risk to the daily activity of the Group’s professionals.

–	The Anti-fraud Group continues to coordinate actions to prevent and reduce Operational Risk losses, especially in debit cards and electronic banking transactions.
–	Creation of a Multidiscipline Group to monitor the events that are leading to fines on the Bank from official institutions: identifying causes and obtaining commitments to implement corrective plans.
Particularly noteworthy in 2006 was the holding in April of the First Forum for the Group’s Operational Risk Staff, organized by the Corporate Department of Operational Risk. Its purpose is to consolidate the Group’s OR control and management model, furthering both homogenisation of criteria as well as corporate objectives and sharing experiences and best practices.
Sixty people from 11 countries where we operate took part in the forum.
Another example of active management of Operational Risk is the close coordination between the Corporate Department of Operational Risk and the Global Department of Purchases on the basis of management of banking insurance related to mitigation of operational risk, involving:
•	Cooperating in showing the Operational Risk control and management model to insurance and reinsurance companies.
•	Preparing maps with categories of risk and policies contracted, in order to optimize Operational Risk hedging via insurance policies.
•	Close cooperation between local Operational Risk coordinators and local insurance coordinators to strengthen Operational Risk mitigation.
Corporate reporting
During 2005, the Corporate Department of Operational Risk developed a system for Integral Management of Operational Risk Information, updated every quarter, which consolidates the information available from each country/unit in the operational risk sphere, so that there is an integral vision with the following features:
•	Two levels of information: one corporate and the other individualized for each country/unit.
•	It enables, via maintaining a data base of events and mitigating measures, the best practices to be disseminated among countries/Grupo Santander units.
This tool collects information on:
•	Grupo Santander’s management model for operational risk

•	Human resources and perimeter of action

•	Analysis of the data base of errors and events

•	Cost of Operational Risk and Reconciliation of Accounts

•	Self-assessment questionnaires

•	Indicators

•	Mitigating measures/active management

•	Contingency plans

•	Regulatory framework: BIS II

•	Insurance

•	Other activities of the Operational Risk Department

•	Next steps
This information acts as the base for meeting the reporting needs with senior management (the Board’s Risk Committee, among others), regulators, rating agencies, etc.
4.4 BIS II Project — corporate operational risk tool
Within the general framework of the BIS II Project developed in Grupo Santander, the Operational Risk Department is working, together with Technology, on designing and establishing a corporate operational risk tool which, in a web-based environment, integrates the different management instruments used so far, via local applications, in the different units managing operational risk.
This tool is being developed in various phases and modules.
The main modules are as follows:

The basic features of each model are as follows:
Data Base of Events. It enables the accounting systems to automatically capture operational risk events (SGO, for entities in the Partenón environment) and manual capturing. It will also enable entities with non-Partenón environment common access via the web.
Self-assessment Questionnaires. This model includes both general and specific questionnaires, as well as different types of qualitative and quantitative questions for evaluating present and future operational risk.
Risk Indicators. This model captures, via automatic or manual feeding, activity and control indicators, all of them managed under a common format and with common methodologies.
Mitigation. Its main use is centralised and integrated management of corrective measures. Questions, indicators or events/types of event are captured on the data base which exceed a certain threshold (scores or limits).
Financial Information Management Model. This allows dynamic management of the information model by selecting information, weightings, scenarios, impact of corrective measures.
Insurance. This incorporates basic information related to insurance contracted by each entity, linking it to the data base of events.
Part 5. Reputational risk
Grupo Santander, in all its areas, regards the reputational risk function of its activities as being of the utmost importance. The management of this risk is conducted by:

5.1 Global Committee of New Products
All new products or services that any institution of Grupo Santander wants to market must be first submitted to this committee for approval.
The committee held 11 meetings in 2006 at which 100 products or families of products were analyzed.
A Local Committee of New Products is established in each country where there is a Grupo Santander institution. Once a new product or service is ready, this Committee must request permission from the Global Committee for it to be marketed. In Spain, the Local Committee falls within the Global Committee.
The areas that participate in the Global Committee of New Products, chaired by the Secretary General of the Board, are: Tax Advice, Legal Advice, Customer Service, Internal Audit, Retail Banking, Global Corporate Banking, International Private Banking, Compliance, Financial Accounting and Control, Financial Operations and Markets, Operations and Services, Global Wholesale Banking Risks, Wholesale and Corporate Banking Risks, Credit Risks, Financial Risks, Methodology, Processes and Infrastructure Risks, Operational Risks, Technology, Global Treasury and, lastly, the unit proposing the new product or the Local Committee of New Products.
Before a new product or service is launched, these areas, as well as, where applicable, other independent experts considered necessary in order to correctly evaluate the risks incurred (for example, Prevention of Money-laundering), analyze the aspects that could affect the process, stating their opinion on each product or service.
The Global New Products Committee, in the light of the documentation received, and after checking that all the requirements for approving the new product or service have been met and bearing in mind the risk guidelines set by the Board’s Risk Committee approves, rejects or sets conditions for the new product or service.
The Global Committee gives particular consideration to the suitability of the new product or service to the framework where it is going to be marketed. Importance is attached to the following considerations:
–	Each product or service is sold by those who know how to sell it.

–	The client knows what he or she is investing in and the risk of each product or service and this can be accredited with documents.

–	Each product or service is sold where it can be, not only for legal or tax reasons (i.e. it fits into the legal and tax regime of each country), but also on the basis of the financial culture.
–	When a product or service is approved the maximum limit is set for the amount that can be sold in each country.
5.2 Manual of Procedures for the Marketing of Financial Products
This manual is used by Banco Santander for the retail marketing of financial products in Spain.
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
In 2006 83 products covered by the manual were submitted for approval. Most of them were mutual funds, but there were also other categories such as warrants, hedging products, preferred shares and public offerings and/or subscription to securities.
Of the 83 products, 24 were new ones submitted to the Global Committee and 59 were not new and were submitted to the Office of the Manual, created to ensure enforcement of the manual and part of Compliance Management. The 83 products were categorized as follows: 26 were green (31%), 35 yellow (42%) and 22 red (27%). The Office informed the National Securities Market Commission of all the products approved.
Implementing the manual requires: (i) rigorous use of business documentation and contracts, and (ii) paying attention to the segment to which the customer belongs before offering the product.
5.3 The Board’s Risk Committee
The Risks Committee, the ultimate body responsible for global risk management and all kinds of banking operations, evaluates reputational risk as part of its activities.
Part 6. Risk training activities
We have a Corporate School of Risk, whose objectives are to reinforce the corporate culture of the risk management in the Bank and assure the training and development of all risk professionals under the same criteria.
The school, which during 2006 gave a total of 27,749 hours of class to 3,493 employees, is the platform for the strengthening of the Bank’s leadership in this field, reinforcing the capabilities of executives and risk professionals. In addition, the school brings together the business goals of the Bank with the Bank’s risk management needs by providing training to professionals from other areas of the business, particularly the commercial area.

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
We are exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities, and off-balance sheet items denominated in different currencies, either as a result of trading or in the normal course of business. We maintain non-trading open currency positions arising from our investments in overseas subsidiaries, affiliates and their currency funding. The principal non-trading currency exposures are the euro to the US dollar and the euro to the currencies of the Latin American countries in which we operate. Trading foreign exchange rate open risk is not material compared to non-trading foreign exchange risk.
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
•	Its main functions are to:
•	Constrain all market risk within the business management and defined risk strategy.
•	Quantify and inform all business units of the risk levels and profiles defined by the Board of Directors in order to avoid non-desired levels or types of risk.
•	Maintain risks levels over all businesses in accordance with market and business strategy changes, and which are consistent with the Board of Directors’ positions.
•	Allow business units reasonable but sufficient risk-taking flexibility in order to meet established business objectives.
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
As calculated by us, DCaR is an estimate of the inherent maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence interval. It is the maximum one-day loss that we estimate we would suffer on a given portfolio 99% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the figure that we would expect to exceed only 1% of the time, or approximately three days per year. DCaR provides a single estimate of market risk that is comparable from one market risk to the other.
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
b) Net interest margin sensitivity (NIM)
The sensitivity of net interest margin measures the change in the short/medium term in the accruals expected over a particular period (12 months), in response to a parallel shift in the yield curve.
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
Quantitative analysis1
A. Trading activity
Quantitative analysis of daily VaR in 2006
Our risk2 performance with regard to trading activity in financial markets during 2006, measured by daily Value at Risk “VaRD”, is shown in the following graph.
The total VaRD of the Group’s trading portfolios began the year marked by portfolio reclassifications due to the changes in accounting rules (IAS), which culminated on December 30, 20053. As already commented in the 2005 Annual Report, these reclassifications did not mean an effective increase in the Group’s risk level.
VaRD during 2006 fluctuated 90% in a range between €25 million and €5 million, with two exceptions. The first one, in the last part of February coincided with the temporary entry into the portfolio of a significant exchange-rate position in Madrid’s Treasury, which was exited on March 1. The second exceptional period, between May 24 and the last days of June, was mainly determined by the volatility of Brazilian markets, especially the fixed income ones. The maximum VaRD for the year was reached on May 29, largely due to the strong rise in volatility in Brazilian interest rates in the last week of May. This rise was within the context of turbulences in global financial markets sparked by the upward revision of inflation and official interest rates expectations throughout the world, which particularly affected emerging markets. The subsequent decline in risk levels was due to the reduction in positions recorded in Brazil’s Treasury and lower volatility in Brazilian interest rates, linked to the decline in global inflation expectations.

1	All figures in this report are measured in euros. The exchange rate used is the one quoted in the market on the reference date.

2	Banesto is not included in the Group’s VaRD for trading activity.

3	In addition, as of January 1, 2006, the matrix of correlations between the VaR of the Group’s various units was changed, with an average impact on consolidated VaR of an increase of €6 million.

The average VaRD of the Group’s trading portfolio in 2006 ( €35.7 million) was higher than that in previous years, partly because of the aforementioned temporary increase in volatility. In relative terms, however, and compared with other financial groups it can be said that the Group continues to maintain a medium/low risk profile in trading. Dynamic management enables the Group to adopt changes in strategy and take advantage of opportunities in an environment of uncertainty.
The following risk histogram shows the distribution of frequencies of average risk during 2006, measured in VaRD terms. It shows the accumulation of days with levels between €25 million and €45 million (89.9%) and, more specifically, between €30 million and €37.5 million (59.7%).

Risk by factor
The minimum, maximum, average and year-end 2006 risk values in VaRD terms were as follows:

		Minimum	Average	Maximum	Last
TOTAL TRADING	Total VaRD	26.4	35.7	75.0	36.8

	Diversification effect	(4.4)	(10.0)	(16.3)	(10.2)

	Fixed-Income VaRD	22.2	32.5	69.8	29.7
	Equity VaRD	2.0	4.0	6.0	5.0
	FX VarD	4.4	9.2	17.3	14.7

LATIN AMERICA	VaRD Total	20.9	27.7	64.2	30.9

	Diversification effect	(2.3)	(8.3)	(13.9)	(13.1)

	Fixed-Income VaRD	19.7	26.0	63.8	26.2
	Equity VaRD	1.0	2.3	4.1	4.1
	FX VarD	2.0	7.6	14.0	13.7

USA	VaRD Total	0.8	2.3	4.9	1.2

	Diversification effect	0.1	(0.6)	(1.7)	(0.3)

	Fixed-Income VaRD	0.7	1.7	4.1	1.0
	Equity VaRD	0.0	0.1	0.4	0.1
	FX VarD	0.3	1.0	2.6	0.4

EUROPE	VaRD Total	7.1	12.1	23.7	9.9

	Diversification effect	(1.7)	(4.0)	(7.5)	(3.7)

	Fixed-Income VaRD	4.9	10.0	21.5	6.4
	Equity VaRD	1.5	3.1	4.9	2.9
	FX VarD	0.9	2.9	10.6	4.3
EUR million
Almost all the increase in average VaRD over 2005 was due to the increased risk in fixed income, which rose from €15.5 million to €32.5 million. The average risk in the two other main products, equity and currency ( €4 million and €9.2 million, respectively) remained at similar levels as in 2005 ( €4.2 million and €8.7 million, respectively). The rise in fixed-income risk mainly occurred in Latin America, where average VaR in this factor was €26 million ( €14 million in 2005).
Although credit derivatives activity continued to rise in 2006, due to the still relatively low exposure of the credit risk factor, it is still included in fixed-income. It will be shown separately insofar as its level of activity or risk requires it.

The performance of the VaRD during the course of the year underlines the Group’s flexibility and agility in adapting its risk profile on the basis of changes in strategy stemming from an evolving assessment of market expectations.
Distribution of risks and results
Geographic distribution
Latin America contributed 66% of the Group’s total VaRD in trading activity and 36% of total income. Meanwhile Europe contributed 29% and 59%, respectively, as most of its treasury activity was in service to professional clients.
The minimum, average, maximum and year-end risk values in daily VaRD terms, by geographic area, are shown in the following table.
Risks statistics in 2006

	Minimum	Average	Maximum	Last
TOTAL	26.4	35.7	75.0	36.8

EUROPE	7.1	12.1	23.7	9.9
USA	0.8	2.3	4.9	1.2
LATIN AMERICA	20.9	27.7	64.2	30.9
EUR Million

Monthly distribution of risks and results
The next chart shows that, on average, the risk assumption profile was relatively constant. May and June were the two months with the highest level of risk because of the general rise in volatility in financial markets. The performance of results, on the other hand, was less erratic.
Histogram of daily Marked-to-Market (MtM) results
The following histogram of frequencies shows the distribution of daily Marked-to-Market (“MtM”) results on the basis of size. The most common yield interval was between €-10 million and €15 million, which occurred on 229 working days of the year (89% of the year).

Risk management of structured derivatives
Our structured derivatives activity (non-organized markets) is mainly focused on structuring investment and hedging products for clients. These transactions include options on equities, currencies and fixed-income instruments.
This business is conducted by units primarily located in Madrid, United Kingdom, Brazil and Mexico and, to a lesser extent, New York, Chile and Portugal.
During most of 2006, risk on structured derivatives, in terms of VaRD, moved in a range between €5 and €8 million. The main exception was between the end of May and the end of June, because of the rise in risk resulting from the general increase in volatility, especially in Brazil’s markets. The maximum risk, for the aforementioned reason, was on June 6 ( €16.1 million) and the minimum on November 23 ( €4.1 million), in a context of low volatility.
Test and calibration measures
In accordance with the BIS recommendations for gauging and monitoring the effectiveness of internal market risk measurement and management systems, in 2006 we carried out regular analysis and contrasting measures which confirmed the reliability of the model.
Scenario Analysis
Different stress test scenarios were analyzed during 2006. A scenario of maximum volatility, which applies six standard deviations to different market factors as of December 29, 2006, generated results that are presented below.
Maximum volatility scenario
The table below shows, at December 29, 2006, the maximum losses for each product (fixed-income, equities and currencies), in a scenario in which volatility equivalent to six standard deviations in a normal distribution is applied (decrease in equity prices, increases in local and external interest rates, depreciation of local currencies against USD).
Maximum volatility Stress Test

€ million	Fixed income	Equities	Exchange rate	Volatility	Total
Total Trading	(114.8)	(20.2)	23.6	18.6	(89.5)
Europe	(13.4)	(4.0)	2.8	6.5	(8.1)
Latin America	(97.1)	(15.8)	22.7	12.1	(75.0)
USA (New York)	(4.3)	(0.5)	(1.9)	0.0	(6.5)
The stress test shows that the economic loss suffered by the Group in the MtM result would be, if this scenario materialized in the market, €89.5 million and would be concentrated in Latin American fixed income.
B. Non-Trading Activity
B.1. Asset and liability management
We actively manage the market risks inherent in retail banking. Management addresses the structural risks of interest rates, liquidity, exchange rates and credit.
The purpose of financial management is to make net interest revenue from our commercial activities more stable and recurrent, maintaining adequate levels of liquidity and solvency.
The Financial Management Division analyzes structural interest rate risk derived from mismatches in maturity and revision dates for assets and liabilities in each of the currencies in which we operate. For each currency, the risk measured is the interest gap, the sensitivity of net interest revenue, the economic value and the duration of equity.
The Financial Management Division manages structural risk on a centralized basis. This allows the use of homogenous methodologies, adapted to each local market where we operate.

In the euro-dollar area, the Financial Management Division directly manages the risks of the parent Bank and coordinates management of the rest of the units that operate in convertible currencies. There are local teams in the banks in Latin America that manage balance sheet risks under the same frameworks, in coordination with the global Division of Financial Management.
The Asset and Liability Committees (Alco’s) of each country and, where necessary, the Markets Committee of the parent Bank are responsible for the risk management decisions.
B.1.1. Quantitative analysis of interest rate risk in 20064
a) Convertible currencies5
At the end of 2006, in the balance of convertible currencies, the sensitivity of net interest margin (NIM) to a parallel rise of 100 basis points in the yield curve was €157.8 million negative, mainly corresponding to the parent bank. The main feature of the year was a reduction in the sensitivity over 2005.
On the same basis the sensitivity of net worth (MVE) to a parallel rise in the yield curve of 100 basis points was €490.2 million at the end of 2006, most of it concentrated in the parent bank. The increase over 2005 largely occurred in the balance sheet in euros, due to the greater positioning in the face of interest rate hikes.
Structural Gap. Santander Parent Company (December 29, 2006)

					More than 5
€ million	Not sensitive	Up to 1 year	1-3 years	3-5 years	years	TOTAL
Money and securities market	—	17,552	176	504	429	18,632
Loans	—	106,258	19,939	3,175	2,120	131,492
Permanent equity stakes	44,557	—	—	—	—	44,557
Other assets	6,324	27,201	—	—	—	33,525

Total assets	50,881	150,981	20,115	3,680	2,549	228,206

Money market	—	3,963	—	50	—	4,013
Customer deposits	—	20,194	9,040	12,199	12,605	54,038
Debt Issues and securitisations	—	87,099	2,389	1,102	210	90,800
Shareholders’ equity and other liabilities	47,895	28,005	1,119	893	1,950	79,862

Total liabilities	47,895	139,261	12,547	14,244	14,766	228,713

Balance sheet Gap	2,986	11,721	7,568	(10,565)	(12,217)	(507)

Off-balance sheet structural Gap	—	5,256	378	(242)	(546)	4,846

Total structural Gap	2,986	16,977	7,945	(10,807)	(12,763)	4,339

Accumulated Gap	—	16,977	24,922	14,115	1,353	—

b) Latin America
The interest rate risk of Latin America’s balance sheets, measured by the sensitivity of the net interest margin to a parallel movement of 100 basis points, remained during 2006 at low levels and moved within a narrow band (maximum of €65 million in March). In terms of market value of equity sensitivity, it fluctuated in a wider range of between €150 and €380 million, mainly because of changes in the portfolio in Mexico, government securities and interest rate swaps in local currency.
At the end of 2006, the risk consumption for the region, measured by the market value of equity (MVE) sensitivity to 100 basis points, was €377 million, while that of the net interest margin at one year, measured by its sensitivity to 100 basis points, was €20 million. Both levels were similar to those at the end of 2005.

4.	Includes the total balance sheet except for the trading portfolios

5.	Includes Abbey

Interest rate risk profile at December 29, 2006
The gap tables below show the distribution of risk by maturity in Latin America as of December 29, 2006 (Figures in millions of euros).

Gaps in Local Currency	TOTAL	0-6 months	6-12 months	1-3 years	> 3 years	Not sensitive
Assets	106,542	54,970	9,146	14,590	16,905	10,916
Liabilities	102,744	66,750	3,054	11,508	5,642	15,791
Off-balance Sheet	-4,276	23,098	-26,911	-6,376	5,916	-2

Gap	-478	11,856	-20,840	-2,683	16,329	-5,139

Gaps in Foreign Currency	TOTAL	0-6 months	6-12 months	1-3 years	> 3 years	Not sensitive
Assets	22,132	12,252	1,387	2,673	4,443	1,377
Liabilities	25,930	15,330	1,653	3,079	3,557	2,311
Off-balance Sheet	4,276	3,928	-34	-154	538	-3

Gap	478	850	-300	-560	1,425	-937
Net Interest Margin (NIM) sensitivity
For the whole of Latin America, the consumption at the end of 2006 was €20 million (sensitivity of net interest margin at one year to 100 basis points). The geographic distribution is shown in the graph below.
NIM Sensitivity by countries
Others: Colombia, Panama, Santander Overseas and Uruguay

Market Value of Equity (MVE) sensitivity
For the whole of Latin America, the consumption at the end of 2006 was €377 million (MVE sensitivity to a parallel movement of 100 basis points in the yield curve). The geographic distribution is shown in the graph below.
More than 90% of the risk is concentrated in five countries: Brazil, Chile, Mexico, Venezuela and Puerto Rico.
MVE Sensitivity by countries
Others: Colombia, Panama, Santander Overseas and Uruguay
Almost 90% of the risk was concentrated in four countries: Mexico, Brazil, Chile and Puerto Rico.
B.1.2. Structural management of credit risk
The recent development of credit-related financial instruments and methodologies to measure risks makes the transfer of credit risk possible. The Financial Management Division analyzes globally the credit risk of the different portfolios that expose the Group to credit risk and proposes measures to optimize their creation of value. Active management of credit risk enables the credit portfolio to be diversified and reduce concentrations which naturally occur as a result of commercial banking activity. The proposed measures cover both the sale and acquisition of assets that entail diversification for the whole of the Group’s credit portfolio.
B.1.3. Management of structural liquidity
Structural liquidity management aims to finance the Group’s recurring activity in optimum conditions of maturity and cost and avoid assuming undesired risks.
The Group has a diversified portfolio of short-term liquid assets adjusted to their positions. It also has an active presence in a broad and diversified series of financing markets, limiting dependence on specific markets and maintaining ample capacity of recourse to markets.
Structural liquidity management means planning the need for funds, structuring the sources of financing, optimizing diversification by maturities, instrument and markets and defining contingency plans.
A liquidity plan is drawn up every year, based on the financing needs resulting from the business budgets. On the basis of these needs, and bearing in mind the limits on recourse to short-term markets, the year’s issuance and securitization plan is established. During the year the evolution of financing needs is regularly monitored, giving rise to changes to the plan when necessary.

208

The Group raised centrally €47 billion in 2006 through medium and long-term issues in the wholesale markets and €25.7 billion of assets were securitized.
Latin American banks are autonomous in terms of liquidity and do not go to the parent bank for financing. Each bank has its own liquidity and contingency plan without recourse to the Group’s financing. Cross-border and reputational risks derived from external financing are limited and authorized by the parent Bank.
Unlike what happens in the area of convertible currencies, the commercial activity of the Latin American banks has more funds that it needs, and so does not require structural financing from the markets.
Liquidity risk is controlled and analyzed in order to ensure the Group has acceptable levels of liquidity to cover its short- and long- term financing needs under normal market conditions. Different analyses of scenarios are also carried out, which show the additional financing needs that could arise in different circumstances. The aim is to cover a spectrum of possible situations which, with greater or lesser probability, could arise in the Group and prepare for them.
B.2. Exchange rate risk; Portfolio of industrial and strategic shareholdings
B.2.1. Exchange rate risk
Structural exchange rate risk arises from Group operations in currencies, mainly permanent financial investments, results and the dividends of these investments.
The exchange risk management is dynamic and seeks to limit the impact on equity of currency depreciations, optimizing the financial cost of hedging.
As regards the exchange-rate risk of permanent investments, the general policy is to finance them in the currency of the investment provided the depth of the market allows it and the cost is justified by the expected depreciation. One-off hedging is also done when a local currency could weaken against the euro significantly more quickly than the market is discounting.
The only significant position at the end of 2006 open to exchange-rate risk was the equity stake in Brazil, approximately €2,842 million.
In addition, the expected exchange rate risk of the Group’s results and dividends in those units whose base currency is not the euro is managed. In Latin America, local units manage the exchange rate risk between the local currency and the US dollar, the currency used to manage the region. Financial Management at the consolidated level is responsible for its part of the risk management between the US dollar and the euro.
B.2.2. Portfolio of industrial and strategic shareholdings
In 2006 the Group’s exposure in industrial and strategic equity portfolios decreased 11.8% in MtM terms, after selling significant stakes (the whole one in some cases) in Urbis (a Spanish real state company), San Paolo IMI6 and Antena 3 (a Spanish media company). These reductions were partially offset by the acquisition of our stake in Sovereign Bank, with a market value of €2,259 million at December 30. All in all, the risk of the structural equity portfolio, measured in terms of VaRD, decreased €9.1 million compared to the end of 2005, down to €277.6 million. The increase in market volatility in May avoided a greater reduction of VaRD.
The average daily VaRD for the year 2006 was €302.8 million, with a minimum of €231.4 million and a maximum of €400.3 million, in March and May respectively.
C. Capital Management
Capital management’s objective is to optimize its structure and its cost, from the regulatory and economic perspectives. Therefore, different tools and policies are utilized, such as capital increases and computable issuances (preferred and subordinated), results, dividend policy and securitizations.

[6]	Intesa San Paolo from January 2007 onwards

In accordance with the criteria of the Bank for International Settlements (BIS), our shareholders’ equity amounted to €59,776 million, €6,350 million more than at the end of 2005 (+11.9%). The surplus over the minimum requirement was €21,478 million.
Our capital ratios remain at comfortable levels. The BIS ratio was 12.49%, Tier I 7.42% and core capital 5.91%. In the second quarter, Standard and Poor’s and Fitch Ratings improved their ratings of the Group and its main subsidiaries and Moody’s confirmed them. This makes us one of the European banks with the best long-term rating.
We are progressively incorporating the creation of value as a tool to (i) measure the contribution of the different units that are part of the portfolio of business and (ii) assess the management of each unit.
D. Market Risk: VaR Consolidated Analysis
Our total daily VaR as of December 31, 2005, and December 31, 2006, broken down by trading and structural (non-trading) portfolios, were as follows:
Figures in millions of EUR

		Dec-06
	Dec-05	Low	Average	High	Period End
TOTAL	353.3	285.5	404.4	605.5	353.3

Trading	27.0	26.4	35.7	75.0	36.8
Non-Trading	352.2	283.7	402.4	603.7	351.3
Diversification Effect	(25.9)	(24.7)	(33.7)	(73.2)	(34.9)
Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk, were as follows:
Interest Rate Risk
Figures in millions of EUR

		Dec-06
	Dec-05	Low	Average	High	Period End
Interest Rate Risk
Trading	25.3	22.2	32.5	69.8	29.7
Non-Trading	94.4	73.5	105.4	123.8	114.4
Diversification Effect	(22.0)	(18.9)	(27.6)	(51.5)	(25.9)

TOTAL	97.7	76.8	110.3	142.1	118.2
Foreign Exchange Rate Risk
Figures in millions of EUR

		Dec-06
	Dec-05	Low	Average	High	Period End
Exchange Rate Risk
Trading	6.2	4.4	9.2	17.3	14.7
Non-Trading	85.9	67.8	96.9	125.4	90.3
Diversification Effect	(6.0)	(4.3)	(8.8)	(16.1)	(13.5)

TOTAL	86.1	68.0	97.3	126.6	91.5

Equity Price Risk
Figures in millions of EUR

		Dec-06
	Dec-05	Low	Average	High	Period End
Equity Price Risk
Trading	2.9	2.0	4.0	6.0	5.0
Non-Trading	286.7	231.4	302.8	400.3	277.6
Diversification Effect	(2.9)	(2.0)	(4.0)	(5.9)	(5.0)

TOTAL	286.7	231.4	302.8	400.4	277.7
Our daily VaR estimates by activity, were as follows:
Figures in millions of EUR

		Dec-06
	Dec-05	Low	Average	High	Period End
Trading
Interest Rate	25.3	22.2	32.5	69.8	29.7
Exchange Rate	6.2	4.4	9.2	17.3	14.7
Equity	2.9	2.0	4.0	6.0	5.0

TOTAL	27.0	26.4	35.7	75.0	36.8

Balance
Interest Rate	94.4	73.5	105.4	123.8	114.4

Non-Trading FX
Exchange Rate	85.9	67.8	96.9	125.4	90.3

Non-Trading Eq
Equity	286.7	231.4	302.8	400.3	277.6

TOTAL	353.3	285.5	404.4	605.5	353.3

Interest Rate	97.7	76.8	110.3	142.1	118.2
Exchange Rate	86.1	68.0	97.3	126.6	91.5
Equity	286.7	231.4	302.8	400.4	277.7

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
As of December 31, 2006, Banco Santander Central Hispano, S.A., under the supervision and with the participation of the Bank’s management, including our Chief Financial Officer, Chief Accounting Officer and our Chief Executive Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15 (f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.
Based on such evaluation, the Bank’s Chief Financial Officer, Chief Accounting Officer and the Chief Executive Officer concluded that our disclosure controls and procedures were effective for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Exchange Act, within the time periods specified in the SEC’s rules and regulations.
(b) Management’s Report on Internal Control over Financial Reporting
The management of Banco Santander Central Hispano, S.A. is responsible for establishing and maintaining an adequate internal control over financial reporting as defined in Rule 13a-15 (f) under the Exchange Act.
Our internal control over financial reporting is a process designed by, or under the supervision of, the Bank’s principal executive and principal financial officers, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with generally accepted accounting principles. For Banco Santander Central Hispano, S.A., generally accepted accounting principles refers to the International Financial Reporting Standards as adopted by the European Union (“EU-IFRS”) required to be applied under Bank of Spain’s Circular 4/2004 as well as the accounting principles generally accepted in the United States of America (“U.S. GAAP”) relating to the reconciliation of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 to U.S. GAAP and the information presented in Notes 58 and 59 to our consolidated financial statements relating to the nature and effect of such differences.
Our internal control over financial reporting includes those policies and procedures that:
–	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

–
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

–	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
We have adapted our internal control over financial reporting to the most rigorous international standards and comply with the guidelines set by the Committee of Sponsoring Organizations of the Treadway Commission in its Enterprise Risk Management Integrated Framework. These guidelines have been extended and installed in our Group companies, applying a common methodology and standardizing the procedures for identifying processes, risks and controls, based on the Enterprise Risk Management Integrated Framework.

The documentation process in the Group’s companies has been constantly directed and monitored by a global coordination team, which set the guidelines for its development and supervised its execution at the unit level.
The general framework is consistent, as it assigns to management specific responsibilities regarding the structure and effectiveness of the processes related directly and indirectly with the production of consolidated financial statements, as well as the controls needed to mitigate the risks inherent in these processes.
Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2006, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Enterprise Risk Management — Integrated Framework. Based on that assessment, management concluded that, as of December 31, 2006, the Group’s internal control over financial reporting is effective based on those criteria.
Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Deloitte S.L., an independent registered public accounting firm under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States), as stated in their report which follows below.
(c) Attestation report of the registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Banco Santander Central Hispano, S.A.:

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that Banco Santander Central Hispano, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Group’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Group maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2006, 2005 and 2004 of the Group and the related consolidated income statements, statements of changes in equity (recognized income and expense), and cash flow statements for the years then ended, prepared in conformity with the International Financial Reporting Standards, as adopted by the European Union (“EU-IFRS”) required to be applied under Bank of Spain’s Circular 4/2004, and our report dated June 22, 2007, except for Notes 58 and 59 as to which the date is June 29, 2007, expressed an unqualified opinion on those Consolidated Financial Statements and included an explanatory paragraph stating that the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), and that the information relating to the nature and effect of such differences is presented in Notes 58 and 59 to the Consolidated Financial Statements of the Group.

/s/ Deloitte, S.L.

DELOITTE, S.L.

Madrid – Spain
June 22, 2007, except for Notes 58 and 59 as to which the date is June 29, 2007

(d) Changes in internal controls over financial reporting. There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit committee financial expert
The Audit and Compliance Committee has five members, all of whom are non-executive independent Directors (as defined by Article 5.4 of the Rules and Regulations of the Board). All members of the Audit and Compliance Committee also meet the independence criteria set by the NYSE for foreign private issuers. Our Rules and Regulations of the Board provide that the chairman of the Audit and Compliance Committee must be an independent director (as defined by Article 5.4 of the Rules and Regulations of the Board) and someone who has the necessary knowledge and experience in matters of accounting, auditing or risk management. Currently, the chairman of the Audit and Compliance Committee is Luis Ángel Rojo. Our standards for director independence may not necessarily be consistent with, or as stringent as, the standards for director independence established by the NYSE.
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
This Code is available on our website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors — Corporate Governance — Internal Code of Conduct”.

Item 16C. Principal Accountant Fees and Services
Amounts paid to the firms belonging to the Deloitte worldwide organization, the Group’s principal auditor, for statutory audit and other services were as follows:

	2004	2005	2006
	(in millions of euros)
Audit Fees (1)	15.9	15.8	15.6
Audit Related Fees (2)	4.1	9.3	10.5
Tax Fees (3)	1.3	1.4	1.9
All Other Fees (4)	6.1	3.7	6.9

Total	27.4	30.2	35.0

(1)	Fees for annual company audits of the Group.

(2)
Fees for professional services rendered to comply with Sarbanes-Oxley Act and for other reports required by legal regulations emanating from different national supervisory organizations in the countries in which the Group operates. Includes €1 million paid in 2006 in connection with the work relating to the Group’s adaptation to the new capital regulations (Basel II).

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
Item 16D. Exemption from the Listing Standards for Audit Companies
Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
The following table shows the repurchases of shares made by the Bank or any of its Affiliated Purchasers during 2006:

				(d) Maximum number (or
	(a) Total number of	(b) Average	(c) Total number of shares (or	approximate dollar value) of shares
	shares (or units)	price paid per	units) purchased as part of publicly	(or units) that may yet be purchased
2006	purchased	share (or unit)	announced plans or programs	under the plans or programs
January	103,611,996	€11.35	¯	¯
February	32,860,543	€11.86	¯	¯
March	26,570,378	€12.07	¯	¯
April	41,771,763	€12.01	¯	¯
May	80,235,108	€11.80	¯	¯
June	30,526,935	€10.89	¯	¯
July	26,861,984	€11.55	¯	¯
August	21,292,702	€11.77	¯	¯
September	19,210,849	€12.38	¯	¯
October	34,307,162	€13.31	¯	¯
November	29,693,739	€13.54	¯	¯
December	30,723,158	€13.01	¯	¯
Total	477,666,317
During 2006, all purchases and sales of equity securities were made in open-market transactions.

PART III
Item 17. Financial Statements.
We have responded to Item 18 in lieu of this item.
Item 18. Financial Statements.
Reference is made to Item 19 for a list of all financial statements filed as part of this Form 20-F.
Item 19. Exhibits.
(a) Index to Financial Statements
(b) List of Exhibits.

Exhibit
Number	Description
1.1	By-laws (Estatutos) of Banco Santander Central Hispano, S.A., as amended.

1.2	By-laws (Estatutos) of Banco Santander Central Hispano, S.A., as amended (English translation).

4.1*	Consortiom and Shareholders’ Agreement, dated May 28, 2007, among The Royal Bank of Scotland Group plc, Banco Santander Central Hispano, S.A., Fortis N.V., Fortis SA/NV and RFS Holdings B.V.

8.1	List of Subsidiaries (incorporated by reference as Exhibits I, II and III of our Financial Pages filed with this Form 20-F).

12.1	Section 302 Certification by the Chief Executive Officer

12.2	Section 302 Certification by the Chief Financial Officer

12.3	Section 302 Certification by the Chief Accounting Officer

13.1	Section 906 Certification by the Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer

15.1	Consent of Deloitte, S.L.
We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Banco Santander Central Hispano, S.A.

*
Pursuant to a request for confidential treatment filed with the Securities and Exchange Commission, the confidential portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER CENTRAL HISPANO, S.A.
By:	/s/ José Antonio Álvarez
Name:	José Antonio Álvarez
Title:	Chief Financial Officer

Date: July 2, 2007

INDEX TO FINANCIAL STATEMENTS
(a) Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Banco Santander Central Hispano, S.A.:

We have audited the accompanying consolidated balance sheets of Banco Santander Central Hispano, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”), as of December 31, 2006, 2005 and 2004, and the related consolidated income statements, statements of changes in equity (recognized income and expense), and cash flow statements for the years then ended. These consolidated financial statements are the responsibility of the controlling Bank’s directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander Central Hispano, S.A. and Companies composing the Santander Group as of December 31, 2006, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with the International Financial Reporting Standards, as adopted by the European Union (“EU-IFRS”) required to be applied under Bank of Spain’s Circular 4/2004 (Note 1.b).

The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Notes 58 and 59 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 22, 2007, except for Notes 58 and 59 as to which the date is June 29, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Group’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/ Deloitte, S.L.

DELOITTE, S.L.

Madrid-Spain
June 22, 2007, except for Notes 58 and 59 as to which the date is June 29, 2007

SANTANDER GROUP
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2006, 2005 AND 2004 (NOTES 1 to 4)

(Thousands of Euros)

	Note	2006	2005	2004
ASSETS

CASH AND BALANCES WITH CENTRAL BANKS		13,835,149	16,086,458	8,801,412

FINANCIAL ASSETS HELD FOR TRADING		170,422,722	154,207,859	111,755,936
Loans and advances to credit institutions	6	14,627,738	10,278,858	12,878,171
Loans and advances to customers	10	30,582,982	26,479,996	17,507,585
Debt instruments	7	76,736,992	81,741,944	55,869,629
Other equity instruments	8	13,490,719	8,077,867	4,419,338
Trading derivatives	9	34,984,291	27,629,194	21,081,213

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS		15,370,682	48,862,267	45,759,095
Loans and advances to credit institutions	6	185,485	2,428,663	6,524,070
Loans and advances to customers	10	7,972,544	6,431,197	5,291,551
Debt instruments	7	4,500,220	9,699,237	19,632,958
Other equity instruments	8	2,712,433	30,303,170	14,310,516

AVAILABLE-FOR-SALE FINANCIAL ASSETS		38,698,299	73,944,939	44,521,323
Debt instruments	7	32,727,454	68,054,021	36,702,487
Other equity instruments	8	5,970,845	5,890,918	7,818,836

LOANS AND RECEIVABLES:		544,048,823	459,783,749	394,431,900
Loans and advances to credit institutions	6	45,361,315	47,065,501	38,977,533
Money market operations through counterparties		200,055	—	3,907,905
Loans and advances to customers	10	484,790,338	402,917,602	346,550,928
Debt instruments	7	621,770	171,203	—
Other financial assets	24	13,075,345	9,629,443	4,995,534

HELD-TO-MATURITY INVESTMENTS		—	—	—

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		(259,254)	—	—

HEDGING DERIVATIVES	11	2,987,964	4,126,104	3,824,936

NON-CURRENT ASSETS HELD FOR SALE		327,384	336,324	2,097,164
Equity instruments	12	—	—	1,814,418
Tangible assets	12	327,384	336,324	282,746

INVESTMENTS:		5,006,109	3,031,482	3,747,564
Associates	13	5,006,109	3,031,482	3,747,564

INSURANCE CONTRACTS LINKED TO PENSIONS	14	2,604,535	2,676,365	2,753,816

REINSURANCE ASSETS	15	261,873	2,387,701	3,045,804

TANGIBLE ASSETS:		10,110,996	9,993,207	10,585,193
Property, plant and equipment for own use	16	5,284,177	5,204,931	4,925,231
Investment property	16	374,547	667,449	2,115,823
Other assets leased out under an operating lease	16	4,452,272	4,120,827	3,544,139
Memorandum item: Acquired under a finance lease		200,838	83,459	41,117

INTANGIBLE ASSETS:		16,956,841	16,229,271	15,503,274
Goodwill	17	14,512,735	14,018,245	15,090,541
Other intangible assets	17	2,444,106	2,211,026	412,733

TAX ASSETS:		9,856,053	10,127,059	9,723,970
Current		699,746	1,217,646	1,381,722
Deferred	27	9,156,307	8,909,413	8,342,248

PREPAYMENTS AND ACCRUED INCOME	18	1,581,843	2,969,219	3,029,728

OTHER ASSETS:		2,062,696	4,344,910	4,905,185
Inventories		143,354	2,457,842	1,582,675
Other	19	1,919,342	1,887,068	3,322,510

TOTAL ASSETS		833,872,715	809,106,914	664,486,300

MEMORANDUM ACCOUNTS:

CONTINGENT LIABILITIES:		58,769,309	48,453,575	31,813,882
Financial guarantees	35	58,205,412	48,199,671	31,511,567
Assets earmarked for third-party obligations	35	4	24	24
Other contingent liabilities	35	563,893	253,880	302,291

CONTINGENT COMMITMENTS:		103,249,430	96,263,262	74,860,532
Drawable by third parties	35	91,690,396	77,678,333	63,110,699
Other commitments	35	11,559,034	18,584,929	11,749,833

LIABILITIES AND EQUITY	Note	2006	2005	2004

FINANCIAL LIABILITIES HELD FOR TRADING		123,996,445	112,466,429	91,526,435
Deposits from credit institutions	20	39,690,713	31,962,919	25,224,743
Customer deposits	21	16,572,444	14,038,543	20,541,225
Marketable debt securities	22	17,522,108	19,821,087	11,791,579
Trading derivatives	9	38,738,118	29,228,080	25,243,768
Short positions	9	11,473,062	17,415,800	8,725,120

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		12,411,328	11,809,874	11,243,800
Debt certificates (including bonds)	22	12,138,249	11,809,874	11,243,800
Customer deposits	21	273,079	—	—

FINANCIAL LIABILITIES AT FAIR VALUE THROUGH EQUITY		—	—	—

FINANCIAL LIABILITIES AT AMORTISED COST		605,302,821	565,651,643	447,831,156
Deposits from central banks	20	16,529,557	22,431,194	8,067,860
Deposits from credit institutions	20	56,815,667	94,228,294	50,457,736
Money market operations through counterparties		—	—	2,499,000
Customer deposits	21	314,377,078	291,726,737	262,670,391
Marketable debt securities	22	174,409,033	117,209,385	90,803,224
Subordinated liabilities	23	30,422,821	28,763,456	27,470,172
Other financial liabilities	24	12,748,665	11,292,577	5,862,773

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		—	—	—

HEDGING DERIVATIVES	11	3,493,849	2,310,729	2,895,321

LIABILITIES ASSOCIATED WITH NON- CURRENT ASSETS HELD FOR SALE:		—	7,967	—
Other liabilities		—	7,967	—

LIABILITIES UNDER INSURANCE CONTRACTS	15	10,704,258	44,672,300	42,344,776

PROVISIONS:		19,226,513	19,822,990	18,023,924
Provisions for pensions and similar obligations	25	14,014,305	14,172,961	13,441,357
Provisions for contingent liabilities and commitments	25	598,735	487,048	360,594
Other provisions	25	4,613,473	5,162,981	4,221,973

TAX LIABILITIES:		4,539,051	3,867,795	3,496,212
Current		761,529	1,100,567	625,340
Deferred	27	3,777,522	2,767,228	2,870,872

ACCRUED EXPENSES AND DEFERRED INCOME	18	2,999,080	3,048,733	4,382,034

OTHER LIABILITIES:		3,458,740	1,512,908	4,118,162
Other	19	3,458,740	1,512,908	4,118,162

EQUITY HAVING THE SUBSTANCE OF A FINANCIAL LIABILITY	26	668,328	1,308,847	2,124,222

TOTAL LIABILITIES		786,800,413	766,480,215	627,986,042

MINORITY INTERESTS	28	2,220,743	2,848,223	2,085,316

VALUATION ADJUSTMENTS:		2,870,757	3,077,096	1,777,564
Available-for-sale financial assets	29	2,283,323	1,941,690	1,936,818
Cash flow hedges	29	49,252	70,406	(1,787)
Hedges of net investments in foreign operations	29	(173,503)	(384,606)	638,227
Exchange differences	29	711,685	1,449,606	(795,694)

OWN FUNDS:	30	41,980,802	36,701,380	32,637,378
Issued capital	31	3,127,148	3,127,148	3,127,148
Share premium	32	20,370,128	20,370,128	20,370,128
Reserves		12,289,480	8,703,789	6,877,827
Accumulated reserves	33	11,491,670	8,100,140	6,256,632
Reserves of entities accounted for using the equity method:		797,810	603,649	621,195
Associates	33	797,810	603,649	621,195
Other equity instruments:	34	62,118	77,478	93,567
Equity component of compound financial instruments		12,118	34,977	—
Other		50,000	42,501	93,567
Treasury shares	34	(126,801)	(53,068)	(126,500)
Profit attributed to the Group	30	7,595,947	6,220,104	3,605,870
Dividends and remuneration	30	(1,337,218)	(1,744,199)	(1,310,662)

TOTAL EQUITY		47,072,302	42,626,699	36,500,258

TOTAL LIABILITIES AND EQUITY		833,872,715	809,106,914	664,486,300

The accompanying Notes 1 to 59 and Exhibits are an integral part of the consolidated balance sheet at December 31, 2006.

SANTANDER GROUP
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (NOTES 1 to 4)

(Thousands of Euros)

		(Debit) Credit
	Note	2006	2005 (*)	2004 (*)
INTEREST AND SIMILAR INCOME	38	36,840,896	33,098,866	17,444,350
INTEREST EXPENSE AND SIMILAR CHARGES	39	(24,757,133)	(22,764,963)	(10,271,884)
Return on equity having the substance of a financial liability		(85,229)	(118,389)	(151,952)
Other		(24,671,904)	(22,646,574)	(10,119,932)
INCOME FROM EQUITY INSTRUMENTS	40	404,038	335,576	389,038
NET INTEREST INCOME		12,487,801	10,669,479	7,561,504
SHARE OF RESULTS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	41	426,921	619,157	449,036
Associates		426,921	619,157	449,036
FEE AND COMMISSION INCOME	42	8,535,566	7,422,094	5,652,617
FEE AND COMMISSION EXPENSE	43	(1,312,302)	(1,165,782)	(925,385)
INSURANCE ACTIVITY INCOME	44	297,851	226,677	161,374
Insurance and reinsurance premium income		4,809,298	2,378,812	2,275,655
Reinsurance premiums paid		(137,187)	(98,610)	(65,389)
Claims paid and other insurance-related expenses		(2,167,600)	(1,517,986)	(1,003,769)
Reinsurance income		105,472	88,452	14,413
Net provisions for insurance contract liabilities		(3,030,109)	(1,287,309)	(1,497,692)
Finance income		936,940	794,395	494,947
Finance expense		(218,963)	(131,077)	(56,791)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net):	45	2,082,841	1,485,012	738,596
Financial assets held for trading		1,820,009	999,769	481,238
Other financial instruments at fair value through profit or loss		(104,672)	23,538	8,380
Available-for-sale financial assets		340,748	533,769	364,154
Loans and receivables		78,519	70,645	48,092
Other		(51,763)	(142,709)	(163,268)
EXCHANGE DIFFERENCES (net)	46	96,696	76,498	361,199
GROSS INCOME		22,615,374	19,333,135	13,998,941
Sales and income from the provision of non-financial services	47	734,602	565,525	298,767
COST OF SALES	47	(615,689)	(409,347)	(180,459)
OTHER OPERATING INCOME	48	324,265	256,229	201,145
PERSONNEL EXPENSES	49	(6,045,447)	(5,675,740)	(4,296,171)
OTHER GENERAL ADMINISTRATIVE EXPENSES	50	(4,049,970)	(3,797,376)	(2,494,314)
DEPRECIATION AND AMORTIZATION:		(1,150,770)	(1,017,335)	(834,112)
Tangible assets	16	(630,817)	(619,851)	(487,904)
Intangible assets	17	(519,953)	(397,484)	(346,208)
OTHER OPERATING EXPENSES	51	(443,617)	(345,769)	(263,119)
NET OPERATING INCOME		11,368,748	8,909,322	6,430,678
IMPAIRMENT LOSSES (net)		(2,550,459)	(1,801,964)	(1,847,294)
Available-for-sale financial assets	8	2,799	110,977	(19,419)
Loans and receivables	10	(2,483,628)	(1,747,908)	(1,595,070)
Non-current assets held for sale	12	(48,796)	(10,536)	(90,822)
Investments	13	(380)	—	—
Tangible assets	16	(6,428)	(15,112)	491
Goodwill	17	(12,811)	—	(138,200)
Other intangible assets	17	—	(130,977)	—
Other assets		(1,215)	(8,408)	(4,274)
PROVISIONS (net)	25	(1,078,768)	(1,815,034)	(1,107,146)
FINANCE INCOME FROM NON-FINANCIAL ACTIVITIES		7,386	2,846	20,161
FINANCE EXPENSES OF NON-FINANCIAL ACTIVITIES		(5,553)	(10,709)	(23,736)
OTHER GAINS:	52	1,677,004	2,764,744	1,468,940
Gains on disposal of tangible assets		147,893	151,055	245,188
Gains on disposal of investments		273,656	1,306,357	35,729
Other		1,255,455	1,307,332	1,188,023
OTHER LOSSES:	52	(268,341)	(249,530)	(554,330)
Losses on disposal of tangible assets		(58,869)	(70,425)	(75,440)
Losses on disposal of investments		(1,695)	(7,422)	(4,838)
Other		(207,777)	(171,683)	(474,052)
PROFIT BEFORE TAX		9,150,017	7,799,675	4,387,273
INCOME TAX	27	(2,293,638)	(1,274,738)	(525,824)
PROFIT FROM CONTINUING OPERATIONS		6,856,379	6,524,937	3,861,449
PROFIT FROM DISCONTINUED OPERATIONS (net)	37	1,389,374	224,833	134,785
CONSOLIDATED PROFIT FOR THE YEAR		8,245,753	6,749,770	3,996,234
PROFIT ATTRIBUTED TO MINORITY INTERESTS	28	(649,806)	(529,666)	(390,364)
PROFIT ATTRIBUTED TO THE GROUP		7,595,947	6,220,104	3,605,870

EARNINGS PER SHARE
From continuing operations and discontinued operations
Basic earnings per share (euros)		1.2157	0.9967	0.7284
Diluted earnings per share (euros)		1.2091	0.9930	0.7271
From continuing operations
Basic earnings per share (euros)		1.0271	0.9735	0.7122
Diluted earnings per share (euros)		1.0216	0.9698	0.7110
(*) Included using a new presentation as discussed in Note 1-i.
The accompanying Notes 1 to 59 and Exhibits are an integral part of the consolidated income statement for 2006.

SANTANDER GROUP
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (NOTES 1 to 4)
(Thousands of Euros)

	2006	2005	2004
NET INCOME RECOGNISED DIRECTLY IN EQUITY:	(206,339)	1,299,532	(265,796)
Available-for-sale financial assets-	341,633	4,872	(111,871)
Revaluation gains/losses	1,663,713	911,814	925,454
Amounts transferred to income statement	(1,177,308)	(883,474)	(821,555)
Income tax	(144,772)	(23,468)	(215,770)

Cash flow hedges-	(21,154)	72,193	3,542
Revaluation gains/losses	9,087	83,216	19,315
Income tax	(30,241)	(11,023)	(15,773)

Hedges of net investments in foreign operations-	211,103	(1,022,833)	638,227
Revaluation gains/losses	211,103	(1,022,833)	638,227

Exchange differences-	(737,921)	2,245,300	(795,694)
Translation gains/losses	(741,085)	2,411,831	(799,080)
Amounts transferred to income statement	3,164	(166,531)	3,386

CONSOLIDATED PROFIT FOR THE YEAR:	8,245,753	6,749,770	3,996,234
Consolidated profit for the year	8,245,753	6,749,770	3,996,234

	8,039,414	8,049,302	3,730,438

TOTAL INCOME AND EXPENSE FOR THE YEAR:
Parent	7,389,608	7,519,636	3,340,074
Minority interests (*)	649,806	529,666	390,364

TOTAL (*)	8,039,414	8,049,302	3,730,438

(*)	In addition, in 2006 the net loss recognized directly in equity relating to minority interests amounted to €121 million.
The accompanying Notes 1 to 59 and Exhibits are an integral part of the consolidated statement of changes in equity (recognized income and expense) for the year ended December 31, 2006.

SANTANDER GROUP
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (NOTES 1 to 4)

(Thousands of Euros)

	2006	2005 (*)	2004 (*)
1. CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated profit for the year	8,245,753	6,749,770	3,996,234

Adjustments to profit-	8,307,782	5,499,799	5,258,376
Depreciation of tangible assets	630,817	622,359	490,555
Amortization of intangible assets	519,953	398,852	348,119
Impairment losses (net)	2,550,459	1,806,983	1,843,415
Net provisions for insurance contract liabilities	3,030,109	1,473,435	1,497,692
Provisions (net)	1,078,768	1,808,478	1,141,571
Gains/losses on disposal of tangible assets	(89,024)	(83,272)	(179,866)
Gains/losses on disposal of investments	(271,961)	(1,299,046)	(30,891)
Share of results of entities accounted for using the equity method	(426,921)	(619,166)	(449,011)
Other non-monetary items(and monetary items related to discontinuous operations)	(1,008,056)	—	—
Taxes	2,293,638	1,391,176	596,792
Of which paid	949,050	1,036,379	584,706

	16,553,535	12,249,569	9,254,610

Net increase/decrease in operating assets:	(72,431,132)	(142,040,506)	(13,882,427)
Financial assets held for trading-	(17,673,307)	(42,451,923)	(6,976,058)
Loans and advances to credit institutions	(4,346,626)	2,599,313	—
Loans and advances to customers	(4,120,763)	(8,972,411)	—
Debt instruments	5,004,952	(25,872,315)	(4,005,998)
Other equity instruments	(5,412,852)	(3,658,529)	(214,066)
Trading derivatives	(8,798,018)	(6,547,981)	(2,755,994)

Other financial assets at fair value through profit or loss-	(1,385,171)	(3,103,172)	(3,252,226)
Loans and advances to credit institutions	(662,145)	4,095,407	(110,835)
Loans and advances to customers	(1,541,615)	(1,139,646)	(1,220,842)
Debt instruments	(1,487,469)	9,933,721	(1,213,512)
Other equity instruments	2,306,058	(15,992,654)	(707,037)

Available-for-sale financial assets-	35,824,691	(28,550,639)	26,133,878
Debt instruments	35,324,013	(31,229,897)	23,809,729
Other equity instruments	500,678	2,679,258	2,324,149

Loans and receivables-	(85,625,544)	(67,550,354)	(31,434,661)
Loans and advances to credit institutions	1,063,273	(8,087,968)	3,662,338
Money market operations through counterparties	(200,055)	3,907,905	(3,621,813)
Loans and advances to customers	(82,609,964)	(58,565,179)	(31,417,021)
Debt instruments	(461,403)	(171,203)	—
Other financial assets	(3,417,395)	(4,633,909)	(58,165)

Other operating assets	(3,571,801)	(384,418)	1,646,640

Net increase/decrease in operating liabilities:	3,740,822	95,494,609	(6,782,368)
Financial liabilities held for trading-	15,327,711	14,736,090	(788,302)
Deposits from credit institutions	7,727,794	6,738,176	—
Customer deposits	2,533,901	(6,502,682)	—
Marketable debt securities	1,498,716	1,825,604	(2,905,781)
Trading derivatives	9,510,038	3,984,312	4,410,392
Short positions	(5,942,738)	8,690,680	(2,292,913)

Other financial liabilities at fair value through profit or loss-	(5,381,405)	555,299	619,124
Deposits from credit institutions	822,550	—	—
Customer deposits	282,806	—	—
Marketable debt securities	(6,486,761)	555,299	619,124

Financial liabilities at amortized cost-	(4,453,117)	82,195,979	(685,483)
Deposits from central banks	(5,901,637)	14,363,334	(2,313,955)
Deposits from credit institutions	(36,075,478)	43,770,558	(14,132,950)
Money market operations through counterparties	—	(2,499,000)	504,479
Customer deposits	22,733,508	29,056,346	12,776,724
Marketable debt securities	13,337,020	(7,925,063)	1,676,830
Other financial liabilities	1,453,470	5,429,804	803,389

Other operating liabilities	(1,752,367)	(1,992,759)	(5,927,707)

Total net cash flows from operating activities (1)	(52,136,775)	(34,296,328)	(11,410,185)

Of which:
Interest and similar income collected (Note 38)	36,412,213	31,326,727	16,783,989
Interest expense and similar charges paid (Note 39)	(23,915,708)	(18,819,373)	(9,704,114)

SANTANDER GROUP
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (NOTES 1 to 4)
(Thousands of Euros)

	2006	2005 (*)	2004 (*)
2. CASH FLOWS FROM INVESTING ACTIVITIES
Investments-	(7,551,157)	(2,478,073)	(3,650,892)
Subsidiaries, jointly controlled entities and associates	(2,693,849)	(18,470)	(232,758)
Tangible assets	(3,383,041)	(1,990,867)	(2,666,205)
Intangible assets	(1,474,267)	(454,107)	(416,541)
Other financial assets	—	—	(335,388)
Other assets	—	(14,629)	—

Divestments-	10,050,304	6,616,203	2,677,725
Subsidiaries, jointly controlled entities and associates	7,477,594	1,750,237	85,785
Tangible assets	1,957,376	2,482,232	2,276,973
Other financial assets	—	1,814,418	—
Other assets	615,334	569,316	314,967

Total net cash flows from investing activities (2)	2,499,147	4,138,130	(973,167)

3. CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own equity instruments (**)	(73,733)	—	(87,378)
Disposal of own equity instruments (**)	—	73,432	—
Issuance/Redemption of other equity instruments	(15,360)	(16,089)	35,000
Redemption of equity having the substance of a financial liability	(472,925)	(944,968)	(2,624,283)
Issuance of subordinated liabilities	5,896,301	2,507,872	5,283,872
Redemption of subordinated liabilities	(2,739,743)	(2,410,288)	(465,323)
Issuance of other long-term liabilities	78,851,479	52,669,694	19,477,021
Redemption of other long-term liabilities	(30,510,388)	(14,269,479)	(5,893,627)
Increase/Decrease in minority interests	(124,026)	233,241	(266,195)
Dividends paid	(2,779,334)	(2,208,518)	(1,496,840)
Other items related to financing activities	(767,419)	1,500,947	(1,345,097)

Total net cash flows from financing activities (3)	47,264,852	37,135,844	12,617,150

4. EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS (4)	121,467	307,400	(348,269)

5. NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (1+2+3+4)	(2,251,309)	7,285,046	(114,471)

Cash and cash equivalents at beginning of year	16,086,458	8,801,412	8,915,883

Cash and cash equivalents at end of year	13,835,149	16,086,458	8,801,412

(*) See Note 37.
(**) The acquisitions and disposals of own equity instruments are presented at their net amount. The acquisitions made in 2006, 2005 and 2004 amounted to €5,723 million, €5,073 million and €7,494 million, respectively the disposals amounted to €5,649 million in 2006, €5,146 million in 2005 and €7,407 million in 2004.
The accompanying Notes 1 to 59 and Exhibits are an integral part of the consolidated cash flow statement for the year ended December 31, 2006.

Santander Group
Notes to the consolidated financial statements for the year ended December 31, 2006
1.	Introduction, basis of presentation of the consolidated financial statements and other information
a)	Introduction
Banco Santander Central Hispano, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The bylaws and other public information on the Bank can be consulted on the website of the Bank (http://www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.
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
The Group’s consolidated financial statements for 2004 were approved by the shareholders at the Bank’s Annual General Meeting on June 18, 2005. The Group’s consolidated financial statements for 2005 were approved by the shareholders at the Bank’s Annual General Meeting on June 17, 2006. The 2006 consolidated financial statements of the Group and the 2006 financial statements of the Bank and of substantially all the Group companies have not yet been approved by their shareholders at the respective Annual General Meetings. However, the Bank’s Board of Directors anticipates that the aforementioned financial statements will be approved without any changes.
b)	Basis of presentation of the consolidated financial statements
Under Regulation (EC) no 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, the Group is required to prepare its consolidated financial statements for the year ended December 31, 2006 in conformity with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
Under EU-IFRS financial institutions that have entity specific historical loss experience should evaluate impairment in future cash flows in a group of financial assets on the basis of such historical loss experience for assets with similar credit risk characteristics. The Group has such entity-specific historical loss experience.
The Group, in recognizing the inherent losses in such financial assets, and in contingent exposures classified as standard, has developed internal models that take into account our historical experience of impairment adjusted as appropriate for other objective observable data known at the time of assessment.
We utilize the inherent loss concept to quantify the cost of our credit risk in order to be able to incorporate such risk in the calculation of our risk adjusted return of operations. Additionally, the parameters necessary to calculate such return are used in the calculation of economic capital and, in the future, in the calculation of regulatory capital under the internal models of Basel II.
The Bank of Spain’s Circular 4/2004 requires that the internal valuation allowance methodology described above shall be tested and validated by the Bank of Spain. The Bank of Spain has not yet verified such internal models (although it is in the process of reviewing them). The Bank of Spain’s Circular 4/2004 requires that until our internal models are so validated, the ratio of the allowance for loan losses to insolvencies incurred but not specifically identified for our Spanish operations must not be lower than would result under the application of the methodology established by the Bank of Spain, under Circular 4/2004, which is based on historical statistical data relating to the Spanish financial sector as a whole, as opposed to our specific historical loss experience (see Note 2-g).
The risk categories and the ranges of loan loss percentages that we must use to calculate the amounts needed to cover the impairment losses inherent in debt instruments and contingent exposures classified as standard, in each case for our Spanish operations, as of the balance sheet date are described in Note 2-g.
The Group’s consolidated financial statements for 2006 were prepared by the Bank’s directors (at the Board Meeting on March 26, 2007) in accordance with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, and applying the basis of consolidation, accounting policies and measurement bases set forth in Note 2 and, accordingly, they present fairly the Group’s equity and financial position at December 31, 2006, and the consolidated results of its operations, the changes in consolidated recognized income and expense and the consolidated cash flows in 2006. These consolidated financial statements were prepared from the individual accounting records of the Bank and of each of the companies composing the Group, and include the adjustments and reclassifications required to unify the accounting policies and measurement bases applied by the Group.
At the date of preparation of these consolidated financial statements there were various Standards and Interpretations adopted by the European Union which will come into force in 2007. The directors consider that the entry into force of these Standards and Interpretations will not have a material effect on the Group’s consolidated financial statements for 2007. These Standards and Interpretations are as follows:
–	IFRS 7 Financial Instruments: Disclosure

–	Amendments to IAS 1 on the disclosure of the objectives, policies and processes for managing capital

–	Interpretation IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies

–	Interpretation IFRIC 8 Scope of IFRS 2

–	Interpretation IFRIC 9 Reassessment of Embedded Derivatives
The Standards and Interpretations not yet adopted by the European Union and are as follows:
–	IFRS 8 Operating Segments

–	IFRIC 10 Interim Financial Reporting and Impairment

–	IFRIC 11 Group and Treasury Share Transactions
The consolidated financial statements for the year ended December 31, 2005 were the first to be prepared in accordance with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. These standards entailed, with respect to the standards in force when the Group’s consolidated financial statements for 2004 were prepared (Bank of Spain Circular 4/1991):
–	Significant changes in accounting policies, measurement bases and presentation of the financial statements;

–	The inclusion in the consolidated financial statements of two new financial statements, namely the statement of recognized income and expense and the cash flow statement; and

–	A significant increase in the volume of disclosures in the notes to the consolidated financial statements.
Note 57 to the consolidated financial statements contains the reconciliation of the consolidated balance sheet balances at the beginning and end of the year ended December 31, 2004 and the related results for 2004 –which, therefore, were reflected in the Group’s consolidated financial statements for that year – to the corresponding balances for 2004 determined in accordance with the new standards.
The notes to the consolidated financial statements contain supplementary information to that presented in the consolidated balance sheet, consolidated income statement, consolidated statement of recognized income and expense and consolidated cash flow statement. The notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these financial statements.
All accounting policies and measurement bases with a material effect on the consolidated financial statements were applied in their preparation.
c)	Use of estimates
The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement basis and estimates used by the directors of the Bank in preparing the consolidated financial statements. The main accounting policies and measurement bases are set forth in Note 2.
In the consolidated financial statements, estimates were occasionally made by the senior executives of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:
–	The impairment losses on certain assets (Notes 6, 7, 8, 10, 12, 13, 16 and 17);

–	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations (Note 25);

–	The useful life of the tangible and intangible assets (Notes 16 and 17);

–	The measurement of goodwill arising on consolidation (Note 17); and
–	The fair value of certain unquoted assets (Notes 8, 9 and 11).

d)	Other matters
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
On April 25, 2002, the Santander Court of First Instance number 1 rejected in full the claim contesting the resolutions adopted at the General Meeting on January 18, 2000. The plaintiff filed an appeal against the judgment. On December 2, 2002, the Cantabria Provincial Appellate Court dismissed the appeal. A cassation appeal has been filed against the judgment of the Cantabria Provincial Appellate Court.
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
On March 12, 2002, the Santander Court of First Instance number 4 rejected in full the claims contesting the resolutions adopted at the General Meeting on March 10, 2001. The plaintiffs filed an appeal against the judgment. On April 13, 2004, the Cantabria Provincial Appellate Court dismissed the appeals. One of the appellants has prepared and filed an extraordinary appeal on grounds of procedural infringements and has also filed a cassation appeal against the judgment.
On September 9, 2002, the Santander Court of First Instance number 5 rejected in full the claim contesting the resolutions adopted at the General Meeting on February 9, 2002. The plaintiff filed an appeal against the judgment. On January 14, 2004, the Cantabria Provincial Appellate Court dismissed the appeal. The appellant has prepared and filed an extraordinary appeal on grounds of procedural infringements and has also filed a cassation appeal against the judgment.
On May 29, 2003, the Santander Court of First Instance number 6 rejected in full the claim contesting the resolutions adopted at the General Meeting on June 24, 2002. The plaintiffs filed an appeal against the judgment. On November 15, 2005, the Cantabria Provincial Appellate Court dismissed in full the appeal. The appellants have prepared and filed an extraordinary appeal on grounds of procedural infringements and have also filed a cassation appeal against the judgment.
Despite the amount of time elapsed, the Santander Court of First Instance number 7 has yet to hand down its judgment on the objection to the resolutions adopted by the shareholders at the General Meeting on June 21, 2003, since it was agreed that the proceedings should be stayed on grounds of the need for an interlocutory decision in the criminal jurisdiction derived from the preliminary proceedings conducted at Central Examining Court number 3 in respect of the amounts paid when Mr. Amusátegui and Mr. Corcóstegui retired from the Bank. In this latter matter, an acquittal was handed down on April 13, 2005 by the National Appellate Court, which was confirmed by a final Supreme Court judgment of July 17, 2006. Consequently, pursuant to the interlocutory order of September 25, 2006, the stay on the claims to contest the corporate resolutions was lifted.
On October 28, 2005, the Santander Court of First Instance number 8 rejected in full the claims contesting the resolutions adopted at the General Meeting on June 19, 2004. An appeal was filed against the judgment.
The claims contesting the resolutions adopted at the General Meeting on June 18, 2005 are currently being processed at the Santander Court of First Instance number 10.
ii. Credit assignment transactions
Following the investigations carried out since 1992 by the Madrid Central Examining Court number 3, and despite the fact that the Government Lawyer, as the representative of the Public Treasury, and the Public Prosecutor’s Office have repeatedly applied to have the case against the Bank and its executives dismissed and struck out, a decision was rendered on June 27, 2002 to turn the preliminary court proceedings into an “abbreviated” proceeding. The Public Prosecutor’s Office, the Bank and its executives have appealed against this decision.

On June 23, 2003, Panel Two of the Criminal Chamber of the National Appellate Court partially upheld these appeals, and explicitly recognized that the assignments of naked credit ownership were lawfully marketed and reduced the proceedings from 138 to 38 customer transactions (it should be noted that the Government Lawyer and the Public Prosecutor’s Office had also requested dismissal and strike-out of the case on grounds that no offence had been committed) with respect to which the Bank’s possible involvement continued to be alleged.
Following the submissions phase, in which the Public Prosecutor’s Office and the Government Lawyer reiterated their petition to have the proceedings dismissed and struck out, based on the class accusation filed by the Association for the Defense of Investors and Consumers, on October 6, 2004 the Court ordered commencement of a trial.
Once the trial had commenced at Panel One of the Criminal Chamber of the National Appellate Court and after the debate on preliminary issues was held at the end of November 2006, without the appearance of the Government Lawyer, in which the Public Prosecutor’s Office reiterated its appeal to set aside the trial and interrupt the proceedings, on December 20, 2006, the Criminal Chamber of the National Appellate Court ordered the dismissal of the proceedings, as requested by the Public Prosecutor’s Office and the private prosecution.
The Association for the Defense of Investments and Customers and “Iniciativa per Catalunya Verdes” filed a cassation appeal against the aforementioned order.
e)	Information relating to 2005 and 2004
The information relating to 2005 and 2004 contained in these notes to the consolidated financial statements does not constitute the Group’s statutory consolidated financial statements for those years.
f)	Equity
Through the publication of Law 13/1992, of June 1, and of Bank of Spain Circular 5/1993 and subsequent amendments thereto, the regulations governing the minimum capital requirements for credit institutions –both at entity level and at consolidated group level– came into force.
At December 31, 2006, the Group’s eligible capital exceeded the minimum requirements by €11,172 million (December 31, 2005: 10,384 million).
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
h)	Events after the balance sheet date
From January 1, 2007 to the date on which these consolidated financial statements were authorized for issue there were no events significantly affecting them.
i)	Comparative information
The accompanying consolidated income statement for 2005 differs from the consolidated income statement approved by the Bank’s Annual General Meeting in that, as a result of the disposal of the Group’s investments –most notably Inmobiliaria Urbis, S.A. (Urbis) and Abbey’s insurance business (Note 3)–, the results arising from the consolidation of these companies (€238 million) were reclassified for comparison purposes, as stipulated by IFRS 5, from the headings under which they were recorded in the approved consolidated financial statements for 2005 to “Profit from discontinued operations” in the accompanying consolidated income statement for 2005 (Note 37).

Also, the results arising from the consolidation of these companies (basically Urbis) in 2004 (€123 million) were reclassified for comparison purposes, in accordance with current legislation, from the related headings in the consolidated income statement for 2004 to “Profit from discontinued Operations” in the accompanying consolidated income statement (Note 37).
The gains arising in 2006 on the disposal of the investments in Banco Santander Chile, San Paolo IMI, S.p.A. (San Paolo) and Antena 3 (€270 million, €705 million and €294 million, respectively, recognized under “Other gains” – Note 52) and on the divestment of Urbis (€1,218 million recognized under “Discontinued operations” – Note 37) were used to fund a significant portion of the retirement plans detailed in Note 25-c (€716 thousand), to re-estimate the deferred tax assets and liabilities detailed in Note 2-z as a result of the reduction in the statutory tax rate for corporation tax purposes in Spain (€491 million) and the delivery of 100 Bank shares to each Group employee, pending the required approval of the Annual General Meeting (€179 million), in June 2007. Accordingly, gains realized in 2006 (€2,487 million, before tax), after the aforementioned uses and net of tax and minority interests, contributed €1,014 million to profit attributable to the Group.
In 2005, the gains on the disposal of the investments in Unión Fenosa, S.A., Royal Bank of Scotland Group Plc and Auna Operadores de Telecomunicaciones, S.A. (€1,157 million, €717 million and €355 million, respectively, recognized under “Other gains” – Note 52) were partially used to fund early retirement plans and to amortize early restructuring costs. Therefore, the realized gains (€2,229 million before tax) contributed, after the aforementioned uses and net of tax, €1,008 million to the profit attributed to the Group for 2005.
2. Accounting policies and measurement bases
The accounting policies and measurement bases applied in preparing the consolidated financial statements were as follows:
a)      Foreign currency transactions
i. Functional currency
The Group’s functional currency is the euro. Therefore, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency.”
ii. Translation of foreign currency balances
Foreign currency balances are translated to euros in two consecutive stages:
–	Translation of foreign currency to the functional currency (currency of the main economic environment in which the Group operates); and

–	Translation to euros of the balances held in the functional currencies of entities whose functional currency is not the euro.
Translation of foreign currency to the functional currency
Foreign currency transactions performed by consolidated entities (or entities accounted for using the equity method) not located in EMU countries are initially recognized in their respective currencies. Monetary items in foreign currency are subsequently translated to their functional currencies using the closing rate.
Furthermore:
–	Non-monetary items measured at historical cost are translated to the functional currency at the exchange rate at the date of acquisition.

–	Non-monetary items measured at fair value are translated at the exchange rate at the date when the fair value was determined.

–	Income and expenses are translated at the average exchange rates for the period for all the transactions performed during the year.

–
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
–	Assets and liabilities, at the closing rates.

–	Income and expenses, at the average exchange rates for the year.

–	Equity items, at the historical exchange rates.
iii. Recognition of exchange differences
The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognized at their net amount under “Exchange differences” in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognized in the consolidated income statement without distinguishing them from other changes in fair value, and exchange differences arising on non-monetary items measured at fair value through equity, which are recognized under “Valuation adjustments – Exchange differences.”
The exchange differences arising on the translation to euros of the financial statements in functional currencies other than the euro are recognized under “Valuation adjustments — Exchange differences” in the consolidated balance sheet until the related item is derecognized, when they are recognized in the consolidated income statement.
iv. Entities located in hyperinflationary economies
None of the functional currencies of the consolidated subsidiaries and associates located abroad relate to hyperinflationary economies as defined by the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. Accordingly, at 2006 and 2005 year-end it was not necessary to adjust the financial statements of any of the consolidated entities or associates to correct for the effect of inflation.
v. Exposure to foreign currency risk
At December 31, 2006, the Group’s largest exposures on temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the US dollar, the pound sterling and the Chilean peso. At that date, its largest exposure on permanent positions (with a potential impact on equity) were concentrated, in descending order, on the pound sterling, the Brazilian real, the Mexican peso and the Chilean peso. The Group hedges a portion of these permanent positions using foreign exchange derivative financial instruments (Note 36-a).
At December 31, 2005, the Group’s largest exposures on more temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the US dollar, the Chilean peso, the pound sterling and the Mexican peso. At that date, its largest exposures on more permanent positions (with a potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the Mexican peso and the US dollar.
The following tables show the sensitivity of consolidated profit and consolidated equity at December 31, 2006 and 2005 to changes in the Group’s financial instruments due to 1% variations in the various foreign currencies in which the Group had material balances.

The estimated effect on the Group’s consolidated equity and consolidated profit at December 31, 2006 and 2005 of a 1% appreciation of the euro against the related currency is as follows:

	Millions of Euros
	Effect on		Effect on
	Consolidated Equity		Consolidated Profit
Currency	2006	2005	2006	2005
US dollar	0.1	(10.1)	30.2	18.7
Chilean peso	(9.8)	(1.0)	2.2	—
Pound sterling	(49.0)	(32.6)	23.2	13.4
Mexican peso	(20.5)	(19.5)	5.2	1.9
Brazilian real	(25.4)	(27.5)	—	—
Similarly, the estimated effect on the Group’s consolidated equity and consolidated profit at December 31, 2006 and 2005 of a 1% depreciation of the euro against the related currency is as follows:

	Millions of Euros
	Effect on		Effect on
	Consolidated Equity		Consolidated Profit
Currency	2006	2005	2006	2005
US dollar	(0.1)	10.3	(30.8)	(19.1)
Chilean peso	10.9	1.0	(6.0)	—
Pound sterling	33.1	30.3	(16.7)	(0.5)
Mexican peso	24.7	18.3	(7.3)	(1.3)
Brazilian real	26.0	28.0	—	—
The foregoing data were obtained by calculating the possible effect of a variation in the exchange rates on the various asset and liability items and on other foreign currency-denominated items, such as the Group’s derivative instruments, considering the offsetting effect of the various hedging transactions on these items. This effect was estimated using the exchange difference recognition methods set forth in Note 2-a-iii above.
The estimates used to obtain the foregoing data were performed taking into account the effects of the exchange rate fluctuations isolated from the effect of the performance of other variables, the changes in which would affect equity and profit, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate fluctuations remained unchanged with respect to their positions at December 31, 2006 and 2005.
b)      Basis of consolidation
i. Subsidiaries
“Subsidiaries” are defined as entities over which the Bank has the capacity to exercise control; this capacity is, in general but not exclusively, presumed to exist when the Parent owns directly or indirectly half or more of the voting power of the investee or, even if this percentage is lower or zero, when, as in the case of agreements with shareholders of the investee, the Bank is granted control. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

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
Additionally, the share of third parties of the Group’s equity is presented under “Minority interests” in the consolidated balance sheet (Note 28) and their share of the profit for the year is presented under “Profit attributed to minority interests” in the consolidated income statement.
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
In the consolidated financial statements, investments in associates are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with an associate are eliminated to the extent of the Group’s interest in the associate.
The Exhibits contain significant information on these entities.
iv. Other matters
The companies less than 50% owned by the Group that constituted a decision-making unit at December 31, 2006 and which, therefore, were accounted for as subsidiaries are: (i) Inmuebles B de V 1985 C.A., (ii) Luri 1, S.A. and (iii) Luri 2, S.A., in which the Group held ownership interests of 35.63% and 5.58% and 4.81% respectively, at that date (Exhibit I).
The companies less than 20% owned by the Group over which it exercises significant influence and which, therefore, were accounted for as associates at December 31, 2006 are: (i) Attijariwafa Bank Société Anonyme and (ii) Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor, S.A., in which the Group held ownership interests of 14.55% and 13.97%, respectively, at that date (Exhibit II).

v. Business combinations
A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities.
Business combinations performed on or after January 1, 2004 whereby the Group obtains control over an entity are recognized for accounting purposes as follows:
–	The Group measures the cost of the business combination, defined as the fair value of the assets given, the liabilities incurred and the equity instruments issued, if any, by the entity.

–
The fair values of the assets, liabilities and contingent liabilities of the acquiree, including any intangible assets which might have not been recognized by the acquiree, are estimated and recognized in the consolidated balance sheet.

–
Any negative difference between the net fair value of the assets, liabilities and contingent liabilities of the acquiree and the business combination cost is recognized as discussed in Note 2-m; any positive difference is recognized in “Other gains” in the consolidated income statement.

vi. Acquisitions and disposals
Note 3 provides information on the most significant acquisitions and disposals in 2006, 2005 and 2004.
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
The following transactions are not treated for accounting purposes as financial instruments:
–	Investments in subsidiaries, jointly controlled entities and associates (Note 13).

–	Rights and obligations under employee benefit plans (Note 25).

–	Rights and obligations under insurance contracts (Note 15).

–	Contracts and obligations relating to employee remuneration based on own equity instruments (Note 34).

ii. Classification of financial assets for measurement purposes
Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as “Non-current assets held for sale” or they relate to “Cash and balances with central banks,” “Changes in the fair value of hedged items in portfolio hedges of interest rate risk” (asset side), “Hedging derivatives” and “Investments,” which are reported separately.
Financial assets are included for measurement purposes in one of the following categories:
–
Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

–
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
–
Available-for-sale financial assets: this category includes debt instruments not classified as “Held-to-maturity investments” or as “Financial assets at fair value through profit or loss,” and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss.”

–
Loans and receivables: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors.

The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortized cost (which includes any reductions required to reflect the estimated losses on their recovery).
–	Held-to-maturity investments: this category includes debt instruments with fixed maturity and with fixed or determinable payments.
iii. Classification of financial assets for presentation purposes
Financial assets are classified by nature into the following items in the consolidated balance sheet:
–	Cash and balances with central banks: cash balances and balances receivable on demand relating to deposits with the Bank of Spain and other central banks.

–	Loans and advances to credit institutions: credit of any nature in the name of credit institutions.

–	Money market operations through counterparties: amount of the money market operations conducted through central counterparties.

–
Loans and advances to customers: all credit granted by the Group, other than that represented by marketable securities, money market operations through central counterparties, finance lease receivables and loans and advances to credit institutions.

–	Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

–
Other equity instruments: financial instruments issued by other entities, such as shares and non-voting equity units, which have the nature of equity instruments for the issuer, unless they are investments in subsidiaries, jointly controlled entities or associates. Investment fund units and shares are included in this item.

–	Trading derivatives: includes the fair value in favor of the Group of derivatives which do not form part of hedge accounting.

–
Other financial assets: other debit balances in favor of the Group in respect of transactions which do not have the nature of credit (such as cheques drawn on credit institutions, the amounts receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, and fees and commissions receivable for financial guarantees).

–
Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts credited to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are efficiently hedged against interest rate risk through fair value hedging derivatives.

–	Hedging derivatives: includes the fair value in favor of the Group of derivatives designated as hedging instruments in hedge accounting.

–	Investments: includes the investments in the share capital of associates.
iv. Classification of financial liabilities for measurement purposes
Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as “Liabilities associated with non-current assets held for sale” or they relate to “Hedging derivatives,” “Changes in the fair value of hedged items in portfolio hedges of interest rate risk” (liability side) and “Equity having the substance of a financial liability,” which are reported separately.
Financial liabilities are classified for measurement purposes into one of the following categories:
–
Financial liabilities held for trading (at fair value through profit or loss): this category includes the financial liabilities issued for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not considered to qualify for hedge accounting and financial liabilities arising from the outright sale of financial assets purchased under resale agreements or borrowed (“short positions”).

–
Other financial liabilities at fair value through profit or loss: this category includes all hybrid financial liabilities not held for trading that have to be measured entirely at fair value, including life insurance linked to investment funds that does not expose the issuer of the contract to a significant insurance risk, when the financial assets to which they are linked are also measured at fair value through profit or loss.

–
Financial liabilities at fair value through equity: financial liabilities associated with available-for-sale financial assets arising as a result of transfers of assets in which the consolidated entities as transferors neither transfer nor retain substantially all the risks and rewards of ownership of the assets.

–
Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary deposit-taking activities carried on by financial institutions.

v.	Classification of financial liabilities for presentation purposes
Financial liabilities are classified by nature into the following items in the consolidated balance sheet:
–	Deposits from credit institutions: deposits of any nature, including credit and money market operations received in the name of credit institutions.

–	Money market operations through counterparties: amount of the money market operations conducted through central counterparties.

–
Customer deposits: includes all repayable balances received in cash by the Group, other than those represented by marketable securities, money market operations through central counterparties, subordinated liabilities and deposits from central banks and credit institutions.

–
Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than subordinated liabilities. This item includes the component considered to be a financial liability of issued securities that are compound financial instruments.

–	Trading derivatives: includes the fair value of the Group’s liability in respect of derivatives which do not form part of hedge accounting.

–	Deposits from central banks: deposits of any nature received from the Bank of Spain or other central banks.

–	Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed.

–	Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt.

–	Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items.

–
Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts charged to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are efficiently hedged against interest rate risk through fair value hedging derivatives.

–	Hedging derivatives: includes the fair value of the Group’s liability in respect of derivatives designated as hedging instruments in hedge accounting.

–
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
The “fair value” of a financial instrument on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm’s length transaction acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an organized, transparent and deep market (“quoted price” or “market price”).
If there is no market price for a given financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognized in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as an asset and if the fair value is negative, they are recognized as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recognized in “Gains/losses on financial assets and liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure OTC derivatives.
The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models and other methods.
“Loans and receivables” and “Held-to-maturity investments” are measured at amortized cost using the effective interest method. “Amortized cost” is understood to be the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectability. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.
The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.
Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.
ii. Measurement of financial liabilities
In general, financial liabilities are measured at amortized cost, as defined above, except for those included under “Financial liabilities held for trading,” “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at fair value through equity” and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.
iii. Valuation techniques
Following is a summary of the various valuation techniques used by the Group to measure the financial instruments recognized at fair value:

	Millions of Euros
	2006			2005
	Published			Published
	Price			Price
	Quotations			Quotations
	in Active	Internal		in Active	Internal
	Markets	Models (*)	Total	Markets	Models (*)	Total
Financial assets held for trading	84,009	86,414	170,423	85,558	68,650	154,208
Other financial assets at fair value through profit or loss	4,543	10,828	15,371	39,020	9,842	48,862
Available-for-sale financial assets	32,111	6,587	38,698	72,909	1,036	73,945
Hedging derivatives (assets)	—	2,988	2,988	—	4,126	4,126
Financial liabilities held for trading	30,657	93,339	123,996	35,156	77,310	112,466
Other financial liabilities at fair value through profit or loss	259	12,152	12,411	—	11,810	11,810
Hedging derivatives (liabilities)	—	3,494	3,494	—	2,311	2,311
Liabilities under insurance contracts	5,760	4,944	10,704	13,076	31,596	44,672

(*)	In substantially all cases, observable market data are used.

The main techniques employed in the “internal models” are as follows:
–	In the valuation of financial instruments permitting static hedging (basically, forwards and swaps) the “present value” method is used.

–	In the valuation of financial instruments requiring dynamic hedging, the Black-Scholes model is mainly used.

–	In the valuation of financial instruments exposed to interest rate risk, the Heath-Jarrow-Morton model is employed to analyze the correlation by currency.

–	Credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk.
The measurements thus obtained might have been different had other methods or assumptions been used in interest rate risk, in credit risk, market risk and foreign currency risk spreads, or in their related correlations and volatilities. Nevertheless, Group management considers that the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.
The potential effect of a change in the principal assumptions (models, correlations and dividends) to less favorable reasonable assumptions would be to decrease gains by €141 million (2005: €140 million). The use of reasonable assumptions more favorable than those used by the Group would increase gains by €183 million (2005: €155 million).
The total loss recognized in the consolidated income statement for 2006 arising from the aforementioned valuation models amounted to €1,008 million (2005: total gain of €762 million).
iv. Recognition of fair value changes
As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items –which are recognized under “Interest and similar income” or “Interest expense and similar charges,” as appropriate– and those arising for other reasons, which are recognized at their net amount under “Gains/losses on financial assets and liabilities.”
Adjustments due to changes in fair value arising from:
–
“Available-for-sale financial assets” are recognized temporarily in equity under “Valuation adjustments – Available-for-sale financial assets,” unless they relate to exchange differences, in which case they are recognized in “Valuation adjustments – Exchange differences” (exchange differences arising on monetary financial assets are recognized in “Exchange differences” in the consolidated income statement).

–
Items charged or credited to “Valuation adjustments – Available-for-sale financial assets” and “Valuation adjustments – Exchange differences” remain in the Group’s consolidated equity until the related assets are derecognized, whereupon they are charged to the consolidated income statement.

–
Unrealized gains on available-for-sale financial assets classified as “Non-current assets held for sale” because they form part of a disposal group or a discontinued operation are recognized in “Valuation adjustments — Non-current assets held for sale.”

–	“Financial liabilities at fair value through equity” are recognized in “Valuation adjustments – Financial liabilities at fair value through equity.”
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
A derivative qualifies for hedge accounting if all the following conditions are met:
1.	The derivative hedges one of the following three types of exposure:
a.
Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”); and

c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).
2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:
a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b.	There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (“retrospective effectiveness”).
3.
There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Group’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:
a.
In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items attributable to the type of risk being hedged are recognized directly in the consolidated income statement.

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

b.
In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Valuation adjustments — Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c.
In hedges of a net investment in a foreign operation, the gains and losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognized temporarily in equity under “Valuation adjustments — Hedges of net investments in foreign operations” until the gains or losses on the hedged item are recognized in the consolidated income statement.

d.
The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains/losses on financial assets and liabilities” in the consolidated income statement.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.
When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under “Valuation adjustments” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.
Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as “Other financial assets/liabilities at fair value through profit or loss” or as “Financial assets/liabilities held for trading.”
e)      Derecognition of financial assets and liabilities
The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:
1.
If the Group transfers substantially all the risks and rewards to third parties –unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases– the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

2.
If the Group retains substantially all the risks and rewards associated with the transferred financial asset –sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases–, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a.	An associated financial liability, for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

b.	The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability.
3.
If the Group neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset –sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases– the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized.

b.
If the transferor retains control of the transferred financial asset, it continues to recognize it for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred to third parties asset is measured at fair value.

Accordingly, financial assets are only derecognized when the rights on the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognized when the obligations they generate have been extinguished or when they are acquired (with the intention either to cancel them or to resell them).

f)       Offsetting of financial instruments
Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
g)      Impairment of financial assets
i. Definition
A financial asset is considered to be impaired -and therefore its carrying amount is adjusted to reflect the effect of impairment- when there is objective evidence that events have occurred which:
–	In the case of debt instruments (loans and debt securities), give rise to an adverse impact on the future cash flows that were estimated at the transaction date.

–	In the case of equity instruments, mean that their carrying amount may not be fully recovered.
As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognized impairment losses is recognized in the consolidated income statement for the period in which the impairment is reversed or reduced.
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
When the recovery of any recognized amount is considered unlikely, the amount is written off, without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to the expiration of the statute-of-limitations period, forgiveness or any other cause.
ii. Debt instruments measured at amortized cost
The amount of an impairment loss incurred on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows, and is presented as a reduction of the balance of the asset adjusted.
In estimating the future cash flows of debt instruments the following factors are taken into account:
–
All the amounts that are expected to be obtained over the remaining life of the instrument; including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued interest receivable;

–	The various types of risk to which each instrument is subject; and

–	The circumstances in which collections will foreseeably be made.
These cash flows are subsequently discounted using the instrument’s effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).
Specifically as regards impairment losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency:
–	When there is evidence of a deterioration of the obligor’s ability to pay, either because it is in arrears or for other reasons; and/or
–	When country risk materializes: country risk is considered to be the risk associated with debtors resident in a given country due to circumstances other than normal commercial risk.
* * * * *

The Group has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties and from country risk.
These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments, contingent liabilities and commitments, the identification of their impairment and the calculation of the amounts necessary to cover the related credit risk.
With respect to the allowance for loss arising from credit risk, the Group makes the following distinction:
1.	Specific credit risk allowance
a.	Specific allowance
The impairment of debt instruments not measured at fair value through profit or loss that are classified as doubtful are generally recognized in accordance with the criteria set forth below:
i.	Assets classified as doubtful due to counterparty arrears:
Debt instruments, whoever the obligor and whatever the guarantee or collateral, with amounts more than three months past due are assessed individually, taking into account the age of the past-due amounts, the guarantees or collateral provided and the financial situation of the counterparty and the guarantors.
The allowance percentages applied to unsecured transactions, based on the age of the past-due amounts, are as follows:
–	Less than 6 months: between 4.5% and 5.3%.

–	More than 6 months and less than 12 months: between 27.4% and 27.8%

–	More than 12 months and less than 18 months: between 60.5% and 65.1%

–	More than 18 months and less than 24 months: between 93.3% and 95.8%

–	More than 24 months: 100%
The allowance percentages applied to loans secured by mortgage on completed homes, based on the age of the past-due amounts, are as follows:
–	Less than 3 years, provided that the outstanding loan does not exceed 80% of the appraisal value of the home: 2%

–	More than 3 years and less than 4 years: 25%

–	More than 4 years and less than 5 years: 50%

–	More than 5 years and less than 6 years: 75%

–	More than 6 years: 100%
The allowance percentages applied to loans secured by real property, when the Group has initiated procedures to foreclose such assets, based on the age of the past-due amounts, are as follows:
–	Less than 6 months: between 3.8% and 4.5%

–	More than 6 months and less than 12 months: between 23.3% and 23.6%

–	More than 12 months and less than 18 months: between 47.2% and 55.3%

–	More than 18 months and less than 24 months: between 79.3% and 81.4%

–	More than 24 months: 100%
ii.	Assets classified as doubtful for reasons other than counterparty arrears:
Debt instruments which are not classifiable as doubtful due to arrears but for which there are reasonable doubts as to their repayment under the contractual terms are assessed individually, and their allowance is the difference between the amount recognized in assets and the present value of the cash flows expected to be received.

b.	General allowance for inherent losses:
The Group covers its losses inherent in debt instruments not measured at fair value through profit or loss and in contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods, that have not yet been allocated to specific transactions.
The Group uses the inherent loss concept to quantify the cost of the credit risk and include it in the calculation of the risk-adjusted return of its transactions. The parameters necessary for this calculation are also used to calculate economic capital and, in the future, to calculate BIS II regulatory capital under the internal models.
Inherent loss is the expected cost, on average in a complete business cycle, of the credit risk of a transaction, considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.
The inherent loss is calculated by multiplying three factors: “exposure at default,” “probability of default” and “loss given default.”
–	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

–
Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction.

PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year. The definition of default used includes past-dues by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets).
–	Loss given default (LGD) is the loss arising in the event of default. It depends mainly on the guarantees associated with the transaction.
The calculation of the inherent loss also takes into account the adjustment to the cycle of the aforementioned factors, especially PD and LGD.
The approach described above is used as a general rule. However, in certain cases, as a result of its particular characteristics, this approach is not applied and alternative approaches are used:
1.	Low default portfolios

In certain portfolios (sovereign risk, credit institutions or large corporations) the number of defaults observed is very small or zero. In these cases, the Group opted to use the data contained in the credit derivative spreads to estimate the excepted loss discounted by the market and break it down into PD and LGD.

2.	Top-down units

In the cases in which the Group does not have sufficient data to construct a sufficiently robust credit risk measurement model, the inherent loss on the loan portfolios is estimated based on a top-down approximation in which the historically observed average write-off of the loan portfolios is used as the best estimate of the inherent loss. As the credit models are developed and bottom-up measurements are obtained, the top-down measurements used for these units are gradually replaced.

* * * * *

However, by express requirement of the Bank of Spain, until the Spanish regulatory authority has verified and approved these internal models (which are currently under review), the general allowance must be calculated as set forth below.
Based on its experience and on the information available to it on the Spanish banking industry, the Bank of Spain has established various risk categories, applying a range of necessary allowances to each category:
–	Negligible risk: 0%

–	Low risk: 0.20% — 0.75%

–	Medium-low risk: 0.50% — 1.88%

–	Medium risk: 0.59% — 2.25%

–	Medium-high risk: 0.66 — 2.50%

–	High risk: 0.83% — 3.13%
Our internal models produce a range of results that comprise the amount of provisions that results from applying the model established by the Bank of Spain that we are required to use until our internal models are approved as explained above.
2.	Country risk allowance:

Country risk is considered to be the risk associated with counterparties resident in a given country due to circumstances other than normal commercial risk (sovereign risk, transfer risk and risks arising from international financial activity). Based on the countries’ economic performance, political situation, regulatory and institutional framework, and payment capacity and record, the Group classifies all the transactions performed with third parties into six different groups, from group 1 (transactions with ultimate obligors resident in European Union countries, Norway, Switzerland, Iceland, the United States, Canada, Japan, Australia and New Zealand) to group 6 (transactions of which the recovery is considered remote due to circumstances attributable to the country), assigning to each group the credit loss allowance percentages resulting from the aforementioned analyses.

However, due to the size of the Group and to the proactive management of its country risk exposure, the allowances recognized in this connection are not material with respect to the credit loss allowances recognized.

iii. Debt or equity instruments classified as available for sale
The amount of the impairment losses on these instruments is the positive difference between their acquisition cost (net of any principal repayment or amortization in the case of debt instruments) and their fair value less any impairment loss previously recognized in the consolidated income statement.
When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under “Valuation adjustments – Available-for-sale financial assets” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.
If all or part of the impairment losses are subsequently reversed, the reversed amount is recognized, in the case of debt instruments, in the consolidated income statement for the year in which the reversal occurred (or in equity under “Valuation adjustments – Available-for-sale financial assets” in the case of equity instruments).
iv. Equity instruments measured at cost
The impairment loss on equity instruments measured at cost is the difference between the carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.
Impairment losses are recognized in the consolidated income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses can only be reversed subsequently if the related assets are sold.
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
i)       Non-current assets held for sale and Liabilities associated with non-current assets held for sale
“Non-current assets held for sale” includes the carrying amount of individual items or disposal groups or items forming part of a business unit earmarked for disposal (“Discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year from the reporting date. Therefore, the carrying amount of these items -which can be of a financial nature or otherwise- will foreseeably be recovered through the proceeds from their disposal. Specifically, property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors’ payment obligations to them are deemed to be non-current assets held for sale, unless the consolidated entities have decided to make continuing use of these assets.
“Liabilities associated with non-current assets” includes the credit balances arising from assets or disposal groups and from discontinued operations.
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
j)       Reinsurance assets and Liabilities under insurance contracts
Insurance contracts involve the transfer of a certain quantifiable risk in exchange for a periodic or one-off premium. The effects on the Group’s cash flow will arise from a deviation in the payments forecast and/or an insufficiency in the premium set.
The Group controls its insurance risk as follows:
–	By applying a strict methodology in the launch of products and in the assignment of the value thereto.

–	By using deterministic and stochastic models for measuring commitments.

–	By using reinsurance as a risk mitigation technique as part of the credit quality guidelines in line with the Group’s general risk policy.

–	By establishing an operating framework for credit risks.

–	By actively managing asset and liability matching.

–	By applying security measures in processes.
“Reinsurance assets” includes the amounts that the consolidated entities are entitled to receive for reinsurance contracts with third parties and, specifically, the reinsurer’s share of the technical provisions recorded by the consolidated insurance entities.
At least once a year these assets are reviewed for impairment (if there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that the Group may not receive all amounts due to it under the terms of the contract and the amount that will not be received can be reliably measured), and any impairment loss is recognized in the consolidated income statement and the assets are derecognized.
“Liabilities under insurance contracts” includes the technical provisions recorded by the consolidated entities to cover claims arising from insurance contracts in force at year-end.

Insurers’ results relating to their insurance business are recognized under “Insurance activity income” in the consolidated income statement.
In accordance with standard accounting practice in the insurance industry, the consolidated insurance entities credit to the consolidated income statement the amounts of the premiums written and charge to income the cost of the claims incurred on final settlement thereof. Insurance entities are therefore required to accrue at period-end the unearned revenues credited to their income statements and the accrued costs not charged to income.
At least at each reporting date the Group assesses whether the insurance contract liabilities recognized in the consolidated balance sheet are adequately measured. For this purpose, it calculates the difference between the following amounts:
–
Current estimates of future cash flows under the insurance contracts of the consolidated entities. These estimates include all contractual cash flows and any related cash flows, such as claims handling costs; and

–
The value recognized in the consolidated balance sheet for insurance liabilities (Note 15), net of any related deferred acquisition costs or related intangible assets, such as the amount paid to acquire, in the event of purchase by the entity, the economic rights held by a broker deriving from policies in the entity’s portfolio.

If the calculation results in a positive amount, this deficiency is charged to the consolidated income statement. When unrealized gains or losses on assets of the Group’s insurance companies affect the measurement of liabilities under insurance contracts and/or the related deferred acquisition costs and/or the related intangible assets, these gains or losses are recognized directly in equity. The corresponding adjustment in the liabilities under insurance contracts (or in the deferred acquisition costs or in intangible assets) is also recognized in equity.
k)      Tangible assets
“Tangible assets” includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Tangible assets are classified by use as follows:
i. Property, plant and equipment for own use:
Property, plant and equipment for own use –including tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases– are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (net carrying amount higher than recoverable amount).
For this purpose, the acquisition cost of foreclosed assets is the carrying amount of the financial assets settled through foreclosure.
Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.

The tangible asset depreciation charge is recognized in the consolidated income statement and is calculated basically using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Annual Rate
Buildings for own use	2
Furniture	7.5 to 10
Fixtures	6 to 10
Office and IT equipment	10 to 25
Leasehold improvements	5 to 10
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
The estimated useful lives of the items of property, plant and equipment for own use are reviewed at least at the end of the reporting period with a view to detecting significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recognized in the consolidated income statement in future years on the basis of the new useful lives.
Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred.
ii. Investment property
“Investment property” reflects the net values of the land, buildings and other structures held either to earn rentals or for capital appreciation.
The criteria used to recognize the acquisition cost of investment property, to calculate its depreciation and its estimated useful life and to recognize any impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.
iii. Other assets leased out under an operating lease
“Other assets leased out under an operating lease” reflects the net values of the tangible assets, other than land and buildings, leased out by the Group under an operating lease.
The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to recognize the impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.
l)       Accounting for leases
i. Finance leases
Finance leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.
When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value –which is generally the exercise price of the purchase option of the lessee at the end of the lease term– is recognized as lending to third parties and is therefore included under “Loans and receivables” in the consolidated balance sheet.

When the consolidated entities act as the lessees, they present the cost of the leased assets in the consolidated balance sheet, based on the nature of the leased asset, and, simultaneously, recognize a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise price of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.
In both cases, the finance income and finance expense arising from these contracts is credited or debited, respectively, to “Interest and similar income” and “Interest expense and similar charges” in the consolidated income statement so as to achieve a constant rate of return over the lease term.
ii. Operating leases
In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.
When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under “Tangible assets” (Note 16). The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use and income from operating leases is recognized on a straight-line basis under “Other operating income” in the consolidated income statement.
When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to “Other general administrative expenses” in their consolidated income statements.
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
i. Goodwill
Any excess of the cost of the investments in the consolidated entities and entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:
–
If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognized in the balance sheets of the acquirees.

–
If it is attributable to specific intangible assets, by recognizing it explicitly in the consolidated balance sheet provided that the fair value of these assets within 12 months following the date of acquisition can be measured reliably.

–
The remaining amount is recognized as goodwill, which is allocated to one or more specific cash-generating units (a cash generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). The cash-generating units represent the Group’s geographical and/or business segments.

Goodwill –which is only recognized when it has been acquired for consideration– represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized.

At the end of each reporting period (or whenever indicators of impairment are identified) goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and any impairment is written down with a charge to “Impairment losses – Goodwill” in the consolidated income statement.
An impairment loss recognized for goodwill is not reversed in a subsequent period.
ii. Other intangible assets
“Other intangible assets” includes the amount of identifiable intangible assets (such as purchased customer lists and computer software).
Other intangible assets can have an indefinite useful life –when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities– or a finite useful life, in all other cases.
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
In both cases the consolidated entities recognize any impairment loss on the carrying amount of these assets with a charge to “Impairment losses - Other intangible assets” in the consolidated income statement. The criteria used to recognize the impairment losses on these assets and, where applicable, the reversal of impairment losses recognized in prior years are similar to those used for tangible assets (Note 2-k).
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
o)	Other assets and Other liabilities
“Other assets” in the consolidated balance sheet includes the amount of assets not recorded in other items, the breakdown being as follows:
–
Inventories: this item includes the amount of assets, other than financial instruments, that are held for sale in the ordinary course of business, that are in the process of production, construction or development for such purpose, or that are to be consumed in the production process or in the provision of services. “Inventories” includes land and other property held for sale in the property development business.

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

–
Other: this item includes the amount of the difference between pension plan obligations and the value of the plan assets with a debit balance for the entity, when the net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.

“Other liabilities” includes the payment obligations having the substance of liabilities and not included in any other category.
p)	Provisions and contingent assets and liabilities
The directors of the consolidated entities, in preparing their respective financial statements, made a distinction between:
–
Provisions: credit balances covering present obligations at the balance sheet date arising from past events which could give rise to a loss for the consolidated entities, which is considered to be likely to occur and certain as to its nature but uncertain as to its amount and/or timing;

–
Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them; and

–
Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

The Group’s consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. In accordance with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, contingent liabilities must not be recognized in the consolidated financial statements, but must rather be disclosed in the notes.
Provisions, which are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year, are used to cater to the specific obligations for which they were originally recognized. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.
Provisions are classified according to the obligations covered as follows:
–	Provisions for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to early retirees and similar obligations.

–	Provisions for taxes: includes the amount of the provisions made to cover tax contingencies.

–
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

–	Other provisions: includes the amount of other provisions made by the consolidated entities. This item includes, inter alia, provisions for restructuring costs and litigation (Note 25).

q)	Litigation and/or claims in process
In addition to the disclosures made in Note 1, at the end of 2006 certain litigation and claims were in process against the consolidated entities arising from the ordinary course of their operations (Note 25).
r)	Own equity instruments
Own equity instruments are those meeting both of the following conditions:
–
The instruments do not include any contractual obligation for the issuer: (i) to deliver cash or another financial asset to a third party; or (ii) to exchange financial assets or financial liabilities with a third party under conditions that are potentially unfavorable to the issuer.

–
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
s)	Equity-instrument-based employee remuneration
Equity instruments delivered to employees in consideration for their services, if the instruments are delivered once the specific period of service has ended, are recognized as an expense for services (with the corresponding increase in equity) as the services are rendered by employees during the service period. At the grant date the services received (and the related increase in equity) are measured at the fair value of the equity instruments granted. If the equity instruments granted are vested immediately, the Group recognizes in full, at the grant date, the expense for the services received.
When the requirements stipulated in the remuneration agreement include external market conditions (such as equity instruments reaching a certain quoted price), the amount ultimately to be recognized in equity will depend on the other conditions being met by the employees, irrespective of whether the market conditions are satisfied. If the conditions of the agreement are met but the external market conditions are not satisfied, the amounts previously recognized in equity are not reversed, even if the employees do not exercise their right to receive the equity instruments.
t)	Recognition of income and expenses
The most significant criteria used by the Group to recognize its income and expenses are summarized as follows:
i. Interest income, interest expenses and similar items
Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method. Dividends received from other companies are recognized as income when the consolidated entities’ right to receive them arises.
However, the recognition of accrued interest in the consolidated income statement is suspended for debt instruments individually classified as impaired and for the instruments for which impairment losses have been assessed collectively because they have payments more than three months past due. This interest is recognized as income, when collected, as a reversal of the related impairment losses.

ii. Commissions, fees and similar items
Fee and commission income and expenses are recognized in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:
–	Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid.

–	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.

–	Those relating to services provided in a single act are recognized when the single act is carried out.
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
u)	Financial guarantees
“Financial guarantees” are defined as contracts whereby an entity undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, insurance and credit derivatives.
Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost as described in section g) above.
The provisions made for these transactions are recognized under “Provisions – Provisions for contingent liabilities and commitments” in the consolidated balance sheet (Note 25). These provisions are recognized and reversed with a charge or credit, respectively, to “Provisions (net)” in the consolidated income statement.
If a specific provision is required for financial guarantees, the related unearned commissions recognized under “Accrued expenses and deferred income” in the consolidated balance sheet are reclassified to the appropriate provision.
v)	Assets under management and investment and pension funds managed by the Group
Assets owned by third parties and managed by the consolidated entities are not presented on the face of the consolidated balance sheet. Management fees are included in “Fee and commission income” in the consolidated income statement. Note 36-b contains information on the third-party assets managed by the Group.
The investment funds and pension funds managed by the consolidated entities are not presented on the face of the Group’s consolidated balance sheet since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Group entities to these funds (asset management and custody services) are recognized under “Fee and commission income” in the consolidated income statement.

w)	Post-employment benefits
Under the collective labor agreements currently in force and other arrangements, the Spanish banks included in the Group and certain other Spanish and foreign consolidated entities have undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death, the benefits and indemnity payments payable, the contributions to employee welfare systems for early retirees and the post-employment welfare benefits.
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
Defined contribution plans
The contributions made in this connection in each year are recognized under “Personnel expenses” in the consolidated income statement. The amounts not yet contributed at each year-end are recognized, at their present value, under “Provisions – Provisions for pensions and similar obligations” on the liability side of the consolidated balance sheet.
Defined benefit plans
The Group recognizes under “Provisions – Provisions for pensions and similar obligations” on the liability side of the consolidated balance sheet (or under “Other assets – Other” on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets and of the net unrecognized cumulative actuarial gains and/or losses disclosed in the valuation of these obligations, which are deferred using a corridor approach, and net of the past service cost, which is deferred over time, as explained below.
“Plan assets” are defined as those that will be directly used to settle obligations and that meet the following conditions:
–	They are not owned by the consolidated entities, but by a legally separate third party that is not a party related to the Group.

–
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
“Actuarial gains and losses” are defined as those arising from differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions. The Group uses, on a plan-by-plan basis, the corridor method and recognizes in the consolidated income statement the amount resulting from dividing by five the net amount of the cumulative actuarial gains and/or losses not recognized at the beginning of each year which exceeds 10% of the present value of the obligations or 10% of the fair value of the plan assets at the beginning of the year, whichever amount is higher. The maximum five-year allocation period, which is required by the Bank of Spain for all Spanish financial institutions, is shorter than the average number of remaining years of active service relating to the employees participating in the plans, and is applied systematically.

The “past service cost” –which arises from changes to current post-employment benefits or from the introduction of new benefits– is recognized on a straight-line basis in the consolidated income statement over the period from the time the new commitments arise to the date on which the employee has an irrevocable right to receive the new benefits.
Post-employment benefits are recognized in the consolidated income statement as follows:
–	Current service cost –defined as the increase in the present value of the obligations resulting from employee service in the current period–, under “Personnel expenses.”

–
Interest cost –defined as the increase during the year in the present value of the obligations as a result of the passage of time– under “Interest expense and similar charges.” When obligations are presented on the liability side of the consolidated balance sheet, net of the plan assets, the cost of the liabilities recognized in the income statement relates exclusively to the obligations recognized as liabilities.

–	The expected return on plan assets and the gains or losses on the value of the plan assets, less any plan administration costs and less any applicable taxes, under “Interest and similar income.”

–	The actuarial gains and losses calculated using the corridor approach and the unrecognized past service cost, under “Provisions (net)” in the consolidated income statement.
x)	Other long-term employee benefits
“Other long-term employee benefits,” defined as obligations to early retirees –taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree–, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately (Note 25).
y)	Termination benefits
Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.
z)	Income tax
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
“Tax assets” includes the amount of all tax assets, which are broken down into “current” –amounts of tax to be recovered within the next twelve months– and “deferred” –amounts of tax to be recovered in future years, including those arising from unused tax losses or tax credits.
“Tax liabilities” includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” –the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months– and “deferred” –the amount of income tax payable in future years.

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
The deferred tax assets and liabilities recognized are reassessed at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.
Law 35/2006, of November 28, on Personal Income Tax and Partially Amending the Corporation Tax, Non-resident Income Tax and Wealth Tax Laws, establishes, inter alia, a reduction over two years in the statutory tax rate for Spanish corporation tax purposes, which until December 31, 2006 was 35%, as follows:

Tax Periods Beginning on or after	Tax Rate
January 1, 2007	32.5%
January 1, 2008	30.0%
Accordingly, in 2006 the Group re-estimated the deferred tax assets and liabilities and the tax credit and tax loss carryforwards recognized in the consolidated balance sheet taking into account the year in which the related reversal will foreseeably take place. As a result, a net charge of €491 million was recognized under “Income tax” in the consolidated income statement (Note 27).
aa)	Residual maturity periods and average interest rates
The analysis of the maturities of the balances of certain items in the consolidated balance sheets and the average interest rates at 2006 and 2005 year-end is provided in Note 53.
bb)	Consolidated cash flow statements
The following terms are used in the consolidated cash flow statements with the meanings specified:
–	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

–	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

–	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

–	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

3. Santander Group
a)	Banco Santander Central Hispano, S.A.
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
At international level, the various banks and other subsidiaries, jointly controlled entities and associates of the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad.
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
The principal equity investments acquired and sold by the Group in 2006, 2005 and 2004 and other significant corporate transactions were as follows:
i.	Abbey National plc (Abbey)
On July 25, 2004, the respective Boards of Directors of the Bank and Abbey approved the terms on which the Board of Directors of Abbey recommended to its shareholders the takeover bid launched by Banco Santander for all the ordinary share capital of Abbey under a Scheme of Arrangement subject to the UK Companies Act.
After the related Annual General Meetings of Abbey and the Bank were held in October 2004, and the other conditions of the transaction were met, on November 12, 2004 the acquisition was completed through the delivery of one new Banco Santander share for every Abbey ordinary share. The capital increase performed to consummate the purchase amounted to €12,541 million (Note 31), equal to 1,485,893,636 new shares of €0.5 par value each and a share premium of €7.94 each.
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
ii.	Abbey’s insurance business
In June 2006 Abbey entered into an agreement with Resolution plc (“Resolution”) to sell its life insurance business to the latter for €5,340 million (GBP 3,600 million). The transaction did not give rise to any gains or losses for the Group in 2006.

The main insurance companies sold were Scottish Mutual Assurance plc, Scottish Provident Limited and Abbey National Life plc, including their subsidiaries Scottish Mutual International plc (Dublin) and Scottish Provident International Life Assurance Limited (Isle of Man).
iii.	Interbanco, S.A. (Interbanco)
In September 2005 the Group and the Portuguese company SAG (Soluções Automóvel Globlais) reached an agreement to jointly provide consumer finance and vehicle financing services in Portugal and operate the vehicle “renting” business in Spain and Portugal.
In January 2006 the Group paid €118 million for a 50.001% interest in the share capital of Interbanco.
Following this acquisition, the Group and SAG combined their consumer finance and vehicle financing services. The Group owns 60% of the share capital of the post-merger company and SAG owns the remaining 40%.
iv.	Elcon Finans AS (Elcon) and Bankia Bank ASA (Bankia)
In September 2004 the Group acquired all the shares of Elcon (a leading Norwegian vehicle financing company) for NOK 3,440 million (€400 million). Subsequently, the Group agreed to sell Elcon’s leasing and factoring businesses for €160 million. The transaction generated goodwill of €120 million.
In 2005 the Group acquired all the shares of the Norwegian bank Bankia for €54 million. The goodwill arising on this investment amounted to €45 million.
The merger of these two companies in 2005 formed Santander Consumer Bank AS (Note 17).
v.	Polskie Towarzystwo Finansowe, S.A. (PTF)
In February 2004 Santander Consumer Finance, S.A. announced the acquisition of all the shares of the Polish consumer finance company Polskie Towarzystwo Finansowe, S.A., together with the loan portfolio managed by it, for €524 million, of which €460 million relate to the nominal amount of the loan portfolio acquired. The transaction as a whole generated goodwill totaling €59 million (Note 17).
vi.	Santander Consumer Bank S.p.A. (formerly Finconsumo Banca S.p.A. – Finconsumo)
In 2003 the Group agreed to acquire the 50% ownership interest in the share capital of Finconsumo that it did not own and acquired 20% for €60 million in that year. In January 2004 it acquired the remaining 30% for €80 million, giving rise to goodwill of €55 million (Note 17).
vii.	Santander Consumer Finance B.V. (formerly Abfin B.V. - Abfin)
In September 2004 the Group acquired the Dutch company Abfin, which engages mainly in vehicle financing, for €22 million. The goodwill arising on this acquisition amounted to €1.6 million.
viii.
Grupo Financiero Santander, S.A. de C.V. (formerly Grupo Financiero Santander Serfin, S.A. de C.V. - Grupo Financiero Santander Serfin) and Banco Santander, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (formerly Banco Santander Mexicano, S.A.)

In December 2002 the Group reached an agreement with Bank of America Corporation whereby the latter acquired 24.9% of Grupo Financiero Santander Serfin, S.A. for USD 1,600 million (€1,457 million). After this sale, the Group’s ownership interest in the share capital of Grupo Financiero Santander Serfin, S.A. stood at 73.98%.
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
ix.	Compañía Española de Petróleos, S.A. (Cepsa)
In 2003 the Bank launched a takeover bid for up to 42,811,991 Cepsa shares, and the offer was accepted for 32,461,948 shares, representing an investment of €909 million.
Total, S.A. considered that the takeover bid breached historical side agreements between it (or its subsidiary, Elf Aquitaine, S.A.-Elf) and the Bank in relation to Cepsa and, accordingly, filed a request for arbitration at the Netherlands Court of Arbitration.
On April 3, 2006, the partial award rendered by the Arbitral Tribunal which, in the framework of the Netherlands Arbitration Institute, resolved the request for arbitration filed by Total, S.A. against the Bank was notified to the parties. The Tribunal considered that the side agreements contained in the agreements relating to Cepsa between the Bank and Total, S.A. (or its subsidiary, Elf) were rendered invalid by application of Transitional Provision Three of Law 26/2003, of July 17. However, the fact that the Bank launched the aforementioned takeover bid without prior consultation with Total, S.A. caused, in the opinion of the Tribunal, an insurmountable disagreement between the two parties which, in application of the part of the agreements that was not rendered invalid, entitled Total, S.A. to repurchase from the Bank a 4.35% ownership interest in Cepsa at the price established in the agreements.
Also, the aforementioned partial award ordered the dissolution of Somaen-Dos, S.L. (Sole-Shareholder Company), the sole company object of which was the holding of ownership interests in Cepsa, with a view to each shareholder recovering direct ownership of their respective Cepsa shares, in accordance with the agreements entered into between the Bank and Total, S.A. (or its subsidiary, Elf). To this end, on August 2, 2006, Banco Santander Central Hispano, S.A. and Riyal, S.L. entered into two agreements with Elf Aquitaine, S.A. and Odival, S.A., on the one hand, and with Unión Fenosa, S.A., on the other, to enforce the partial award and separate the ownership interests that they each held through Somaen-Dos, S.L.
On October 13, 2006, Elf received notification from the European Commission communicating the authorization of the concentration resulting from the acquisition by Elf of shares representing 4.35% of the share capital of Cepsa. Consequently, the Group sold 11,650,893 Cepsa shares to Elf for €53 million. This disposal gave rise to a loss of €158 million which was covered by a provision recognized for this purpose.
Following this transaction, Banco Santander Central Hispano, S.A.’s holding in Cepsa was 29.99% at December 31, 2006.
x.	Unión Fenosa, S.A. (Unión Fenosa)
In 2002 several purchases of shares of Unión Fenosa were made for a total amount of €465 million. In 2004 the Group sold 1% of its holding in Unión Fenosa, leaving an ownership interest of 22.02% at December 31, 2004.
The investment in Unión Fenosa was sold in 2005 at a price of €2,219 million and the gain on this disposal, which amounted to €1,157 million, was recognized in “Other gains” (Note 52).
xi.	Sovereign Bancorp Inc. (Sovereign)
In October 2005 the Group reached an agreement with Sovereign, a US entity based in Philadelphia, for the acquisition of a 19.8% stake in the US bank.
Under this agreement the Group subscribed to a USD 1,931 million capital increase and purchased treasury shares amounting to approximately USD 464 million, in both cases at USD 27 per share, giving rise to a total investment of USD 2,395 million (approximately €1,883 million) and goodwill amounting to USD 760 million.
This agreement entitled the Group to increase its ownership interest to 24.99% through the purchase of shares in the market. Except in certain cases, until May 31, 2011, the Group will not be able to increase its holding to above this percentage or to sell the aforementioned ownership interest to third parties. From June 1, 2005 to May 31, 2011, the Group may launch a tender offer to acquire all the shares of Sovereign or to hold its ownership interest. During this period, the Group’s voting rights in Sovereign will be limited to 19.99%, unless the Group acquires all the shares or the shareholders of Sovereign decide otherwise.

At December 31, 2006 the Group’s ownership interest in Sovereign stood at 24.83%. The acquisition cost of this holding amounted to €2,300 million.
xii.	Island Finance
In January 2006 the Group’s subsidiary in Puerto Rico (Santander BanCorp) and Wells Fargo & Company entered into a definitive agreement for the acquisition from the latter of the assets and operations of Island Finance in Puerto Rico. At December 31, 2005, Island Finance’s loans in Puerto Rico amounted to approximately USD 627 million.
The deal provided for the acquisition by the Group of all the operations of Island Finance, except for its debt and the remaining liabilities.
The deal was completed in the first quarter of 2006 for USD 742 million, giving rise to goodwill of USD 114 million.
Island Finance provides consumer and mortgage lending to approximately 205,000 customers through its 70 branch offices in Puerto Rico, as well as installment sales through retail businesses. Island Finance belongs to Wells Fargo Financial, the consumer finance subsidiary of Wells Fargo & Company.
xiii.	Drive Consumer USA, Inc. (Drive)
The Group entered into an agreement to acquire 90% of Drive for USD 637 million in cash (approximately €494 million), which is 6.8 times the estimated profit for 2006.
The transaction gave rise to goodwill of USD 544 million.
The agreement establishes that the price paid by the Group could be increased by up to USD 175 million if the company meets certain profit targets for 2007 and 2008.
Drive is one of the leading vehicle financing entities in the subprime segment in the United States. Its headquarters are located in Dallas (Texas) and it is present in 35 states, with close to 50% of its business activities concentrated in the states of Texas, California, Florida and Georgia. It has approximately 600 employees and its products are distributed through more than 10,000 car dealers with which it has commercial agreements.
Until our acquisition, Drive was 64.5%-owned by HBOS and 35.5%-owned by management. Following the acquisition, the current Chairman and COO of Drive is acting as CEO and holds an ownership interest in the company of 10%, a percentage on which there are certain purchase and sale options which may lead to the Group acquiring this 10% stake between 2009 and 2013 at prices linked to the performance of the company’s earnings performance.
xiv.	Banco Santander Chile
In 2006 the Group sold 7.23% of the share capital of Banco Santander Chile through an offering registered with the US Securities and Exchange Commission, giving rise to gross gains of €270 million which are recognized under “Other gains” (Note 52).
xv.	Merger
At the Extraordinary General Meeting of Banco Santander Central Hispano, S.A. held on October 23, 2006, the shareholders approved the merger of Riyal, S.L., Lodares Inversiones, S.L., Sole-Shareholder Company, Somaen-Dos, S.L., Sole-Shareholder Company Gessinest Consulting, S.A., Sole-Shareholder Company, and Carvasa Inversiones, S.L., Sole-Shareholder Company (the absorbed entities) into Banco Santander Central Hispano, S.A. (the absorbing entity), through the dissolution without liquidation of the five last-mentioned absorbed entities and the transfer en bloc, by universal succession, of their assets and liabilities to Banco Santander Central Hispano, S.A.

xvi.	Inmobiliaria Urbis, S.A. (Urbis)
On July 27, 2006, the Group and Construcciones Reyal, S.A.U. (Reyal) entered into an agreement whereby Reyal undertook to launch a takeover bid for all the share capital of Urbis, at a price of €26 per share, provided that at least 50.267% of the share capital of Urbis was accepted. The Group undertook to transfer to Reyal all its ownership interest in Urbis and not to accept any competing offers. Upon completion of the terms stipulated by current legislation, on December 15, 2006, the Spanish National Securities Market Commission (CNMV) announced that the takeover bid was valid, since it had been accepted by 96.40% of the shares of Urbis. The transaction was definitively settled on December 21, 2006 and gave rise to pre-tax gains of €1,218 million (Note 37).
xvii.	Unifin S.p.A. (Unifin)
In May 2006 the Group acquired 70% of the Italian consumer finance entity Unifin for €44 million, giving rise to goodwill of €37 million.
*     *     *    *    *
The cost, total assets and gross income of the other consolidated companies acquired and disposed of in 2006, 2005 and 2004 were not material with respect to the related consolidated totals.
d)	Off-shore entities
At December 31, 2006, the Group had ownership interests in the share capital of 21 subsidiaries resident in tax havens, excluding Abbey subsidiaries, which are dealt with at the end of this note.
The individual results of these subsidiaries, calculated in accordance with local accounting principles, are shown in the Exhibits to these consolidated financial statements together with other data thereon.
It should be noted that the individual results include transactions performed with other Group companies, such as dividend collection, recognition and reversal of provisions and corporate restructuring results which, in accordance with accounting standards, are eliminated on consolidation in order to avoid the duplication of profit or the recognition of intra-Group results. Individual results also include the profit attributable to the holders of preference shares. Therefore, they are not representative of the Group’s operations in these countries or of the results contributed to the Santander Group.
These banks and companies, whose activities are detailed below, contributed €19 million to the Group’s consolidated profit.
These Group entities operate mainly in the Bahamas and have a total of 136 employees.
The business activities of these entities are classified into four categories, namely:
i. Operating subsidiaries engaging in banking or financial activities
The subsidiaries engaging in banking or financial activities at 2006 year-end were as follows:
–
Santander Bank and Trust, Ltd., a bank resident in the Bahamas which engages mainly in international private banking for foreign customers. It also handles investments in bonds and equities and financing transactions.

–	Banco Santander Bahamas International, Ltd., an entity resident in the Bahamas engaging mainly in equities trading and financing transactions.

–
Santander Investment Limited, a company resident in the Bahamas which is managed from the New York branch. It performs brokerage and investment activities in the US market, mainly related to Latin American fixed-income securities.

–	Santander Trade Services, Ltd. (Hong Kong), an intermediary in export documentary credits.

–	Banco Santander (Panamá), S.A. has reduced its banking activity.

–	Banco Caracas, N.V. (Netherlands Antilles). This subsidiary, which engages in banking activities, is currently in the process of being sold, and the sale is expected to be completed in 2007.
ii. Inactive or mere asset holding subsidiaries
At 2006 year-end, the following companies were either inactive, mere asset holding companies or in liquidation:
–	Santander Merchant Bank, Ltd., (Bahamas), inactive.

–	Santander Investment Bank, Ltd., (Bahamas), a mere asset holding company.

–	Pan American Bank, Ltd., a Bahamas-resident bank which is inactive.

–	Serfin International Bank and Trust, Ltd. (Cayman Islands), which continues to be virtually inactive.

–	Larix Limited, an Isle of Man-resident property and marketable securities holding company.
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
iv. Issuing companies
The Group has eight issuing companies located in the following jurisdictions:
1.	Issuers of preferred securities:
–	Banesto Holdings, Ltd. (Guernsey)

–	Totta & Açores Financing, Limited (Cayman Islands)

–	Pinto Totta International Finance, Limited (Cayman Islands)
2.	Issuers of debt:
–	Banesto Finance, Ltd. (Cayman Islands)

–	Banesto Issuances, Ltd. (Cayman Islands)

–	Santander Central Hispano Financial Services, Ltd. (Cayman Islands)

–	Santander Central Hispano International, Ltd. (Cayman Islands)

–	Santander Central Hispano Issuances, Ltd. (Cayman Islands)
The preferred securities and subordinated debt issues launched by the aforementioned issuers were authorized by the Bank of Spain or the Bank of Portugal as computable for eligible capital calculation purposes.

The results contributed to the Group in 2006 by the main subsidiaries, including those arising from their financial position, are detailed below:

Unit	Location	Millions of Euros
Banco Caracas, N.V.	Netherlands Antilles	4.58
Banco Santander (Panamá), S.A.	Panama	0.64
Banco Santander Bahamas International, Ltd.	Bahamas	(64.64)
Holbah II, Ltd.	Bahamas	(24.27)
Holbah, Ltd.	Bahamas	(81.99)
Santander Bank & Trust, Ltd.	Bahamas	196.41
Santander Investment Bank, Ltd.	Bahamas	10.41
Santander Investment Limited	Bahamas	(27.22)
Santander Merchant Bank, Ltd.	Bahamas	0.71
Santander Trade Services, Ltd.	Hong Kong	2.63
Serfin International Bank & Trust	Bahamas	1.44

Total		18.72

Additionally, the Santander Group, excluding Abbey subsidiaries, has a financial investment in the Cayman Islands (The HSH Coinvest -Cayman- Trust B), on which it has no voting rights, and five branches located as follows: one in the Bahamas, one in the Netherlands Antilles and three in the Cayman Islands, one of which will be liquidated in 2007. These branches report to, and consolidate their balance sheets and income statements with, their respective parents, which are resident mainly in Latin America.
As a result of the acquisition of the Portuguese Interbanco Group by Consumer Finance, the Group acquired a holding in two entities located in Malta which are virtually inactive and will foreseeably be liquidated.
Also, at 2006 year-end the Abbey Group had 20 subsidiaries resident in tax havens. These companies contributed an aggregate amount of €48 million to the Group’s consolidated profit. The individual results of these entities are shown in the Exhibits to the consolidated financial statements.
These Abbey entities operate mainly in Jersey and have a total of 166 employees.
Their grouping by line of business is as follows:
–
Insurance, carried on by three subsidiaries: James Hay Insurance Company Limited in Jersey and two subsidiaries in Guernsey, Baker Street Risk and Insurance (Guernsey) Limited and Carfax Insurance Limited (the business activities of the latter subsidiary are currently being significantly reduced).

–
Issuance, carried on by three subsidiaries in Jersey: Abbey National GP (Jersey) Limited, AN Structured Issues Limited and Abbey National Financial Investments Nº 2 Limited (the last-mentioned entity was inactive at 2006 year-end).

–	Banking, performed by one subsidiary in Jersey: Abbey National International Limited. Abbey National Treasury International (IOM) Limited, located in the Isle of Man, was inactive at year-end.

–
Four portfolio or asset holding companies, of which three are located in Jersey –Abbey National Offshore Holdings Limited, Abbey National Jersey International Limited and Abbey National Financial and Investment Services (Jersey) Limited– and one in Gibraltar –Abbey National (Gibraltar) Limited (which was virtually inactive at year-end).

–	Services, mainly administrative services, performed by Abbey National Secretariat Services (Jersey) Limited.

–
Also, the following seven subsidiaries located in Jersey were inactive at 2006 year-end and their eventual liquidation is being assessed: Whitewick Limited, Cater Allen Trust Company (Jersey) Limited, Sandywick Limited, The Inscape Investment Fund (Jersey) Limited, Cater Allen Nominees (Jersey) Limited, Cater Allen Registrars Limited and Brettwood Limited.

Additionally, Abbey controls one issuing company in the Cayman Islands, which is in liquidation, and another entity in Jersey, which is inactive. It also has two financial investments in Guernsey and three branches –one located in the Cayman Islands and two located in the Isle of Man– one of which has ceased its business activities and has not yet been extinguished. The balance sheet and income statements of these branches are consolidated with those of their respective parents.
*     *    *    *    *
The Group has established the proper procedures and controls (risk management, supervision, verification and review plans and periodic reports) to prevent reputational and legal risk arising at these entities. Also, the Group has continued to implement its policy, as in recent years, to reduce the number of off-shore units. The financial statements of the Group’s off-shore units are audited by member firms of the Deloitte worldwide organization.
4. Distribution of the Bank’s profit and Earnings per share
a)	Distribution of the Bank’s profit
The distribution of the Bank’s net profit for 2006 that the Board of Directors will propose for approval by the shareholders at the Annual General Meeting is as follows:

Thousands
of Euros
Interim dividends	3,256,144
Of which:
Distributed at December 31, 2006 (*)	1,337,218
Third interim dividend	668,609
Fourth interim dividend	1,250,317

Voluntary reserves	46

Net profit for the year	3,256,190

(*)	Recognized under “Shareholders’ equity – Dividends and remuneration.”
The provisional accounting statements prepared by the Bank pursuant to legal requirements evidencing the existence of sufficient funds for the distribution of the interim dividends were as follows:

	Millions of Euros
	05/31/06	09/30/06	12/31/06	12/31/06
	First	Second	Third (*)	Fourth (*)
Profit after tax	700	1,653	3,256	3,256
Dividends paid	—	(669)	(1,337)	(2,006)

	700	984	1,919	1,250

Interim dividends	668.6	668.6	668.6	1,250.3

Accumulated interim dividends	668.6	1,337.2	2,005.8	3,256.1

Gross dividend per share (euros)	0.106904	0.106904	0.106904	0.199913

Date of payment	08/01/06	11/01/06	02/01/07	05/01/07

(*)	Dividends not distributed at December 31, 2006.
b)	Earnings per share in continuing operations and discontinued operations
i.	Basic earnings per share
Basic earnings per share are calculated by dividing the net profit attributable to the Group by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.

Accordingly:

	2006	2005	2004
Net profit for the year (thousands of euros)	7,595,947	6,220,104	3,605,870
Weighted average number of shares outstanding	6,248,375,663	6,240,611,051	4,950,497,709

Basic earnings per share (euros)	1.2157	0.9967	0.7284

ii. Diluted earnings per share
In calculating diluted earnings per share, the amount of profit attributable to ordinary shareholders and the weighted average number of shares outstanding, net of treasury shares, are adjusted to take into account all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).
As in 2005 and 2004, at December 31, 2006, the Group had no issues outstanding of debt instruments convertible into Bank shares or conferring privileges or rights which might, due to any contingency, make them convertible into shares. The Bank’s share option plans outstanding at December 31, 2006 have a dilutive effect on the earnings per share equal to an increase of 34,052,536 shares (December 31, 2005: 23,325,614 shares).
Accordingly, diluted earnings per share were determined as follows:

	Thousands of Euros
	2006	2005	2004
Net profit for the year	7,595,947	6,220,104	3,605,870
Dilutive effect of changes in profit for the year arising from potential conversion of ordinary shares	—	—	—

	7,595,947	6,220,104	3,605,870

Weighted average number of shares outstanding	6,248,375,663	6,240,611,051	4,950,497,709
Dilutive effect of:
Assumed conversion of convertible debt	—	—	—
Options	34,052,536	23,325,614	8,602,181

Adjusted average number of shares for the calculation	6,282,428,199	6,263,936,665	4,959,099,890

Diluted earnings per share (euros)	1.2091	0.9930	0.7271

5. Remuneration and other benefits paid to the Bank’s directors and senior managers
a)	Remuneration of directors
i. Bylaw-stipulated directors’ emoluments and attendance fees
Article 38 of the Bank’s bylaws provides that the share in the Bank’s profit for each year to be received by the members of the Board of Directors for discharging their duties will be up to 1% of the Bank’s net profit for the year.
The Board of Directors, making use of the powers conferred on it, set the related amount at 0.143% of the Bank’s net profit for 2006 (2005: 0.152% ; 2004: 0.169%).

The Board of Directors, also under the powers conferred on it, resolved to allocate this amount as follows (assigning the respective proportional amounts to any directors who did not sit on the Board for the whole year): each Board member received a gross payment of €107.4 thousand (2005: €89.5 thousand; 2004: €71.4 thousand) and, additionally, each member of the following Board Committees received the following gross payments: Executive Committee, €215.4 thousand (2005: €179.5 thousand; 2004: €155.1 thousand); Audit and Compliance Committee, €50 thousand (2005: €50 thousand; 2004: 35.7 thousand); Appointments and Remuneration Committee, €30 thousand (2005: €30 thousand; 2004: no amount allocated). Also, the First Vice Chairman and the Fourth Vice Chairman received a gross amount of €36 thousand each (2005: €36 thousand; 2004: no amount allocated).
Furthermore, in 2006 the directors received the following gross fees, set by the Board on December 31, 2004, for attending Board and Committee meetings (excluding Executive Committee meetings):
–	Board meetings: €2,310 for resident directors and €1,870 for non-resident directors (2005: €2,310 thousand and €1,870 thousand, respectively).

–	Committee meetings: €1,155 for resident directors and €935 for non-resident directors (2005: €1,155 thousand and €935 thousand, respectively).
ii. Salaries
The detail of the salaries received by the Bank’s executive directors, who at December 31, 2006, 2005 and 2004 were Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea and Mr. Francisco Luzón López, is as follows:

	Thousands of Euros
	2006	2005	2004
Total salaries	20,970	18,494	16,179
Of which: variable remuneration	13,666	11,412	9,395

iii. Detail by director
The detail, by director, of the remuneration earned by the Bank’s directors in 2006 is as follows:

	Thousands of Euros
	2006											2005	2004
	Bylaw-Stipulated Emoluments				Attendance Fees		Salary of Executive Directors
				Appointments
			Audit and	and
		Executive	Compliance	Remuneration						Other
Directors	Board	Committee	Committee	Committee	Board	Other Fees	Fixed	Variable (a)	Total	Remuneration	Total	Total	Total
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	107	215	—	—	23	2	1,079	2,032	3,111	1	3,459	3,035	2,749
Mr. Fernando de Asúa Álvarez	143	215	50	30	23	129	—	—	—	—	590	519	407
Mr. Alfredo Sáenz Abad	107	215	—	—	23	2	2,718	4,652	7,370	382	8,099	7,161	6,252
Mr. Matías Rodríguez Inciarte	107	215	—	—	23	113	1,372	2,517	3,889	154	4,501	3,970	3,545
Mr. Manuel Soto Serrano	143	—	50	30	23	25	—	—	—	—	271	246	150
Assicurazioni Generali, S.p.A.	125	—	—	—	11	—	—	—	—	—	136	110	76
Mr. Antonio Basagoiti García-Tuñón	107	215	—	—	23	111	—	—	—	3,021	3,477	414	279
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	107	215	—	—	23	—	1,030	1,696	2,726	13	3,084	2,733	2,252
Mr. Francisco Javier Botín-Sanz de Sautuola y O’Shea	107	—	—	—	21	—	—	—	—	—	128	106	42
Lord Terence Burns (***)	107	—	—	—	15	—	—	—	—	—	122	105	4
Mr. Guillermo de la Dehesa Romero	107	215	—	30	21	8	—	—	—	—	381	326	258
Mr. Rodrigo Echenique Gordillo	107	215	—	30	21	85	—	—	—	930	1,388	1,329	1,113
Mr. Antonio Escámez Torres	107	215	—	—	23	110	—	—	—	874	1,329	1,337	1,088
Mr. Francisco Luzón López	107	215	—	—	23	—	1,105	2,769	3,874	382	4,601	4,003	3,538
Mr. Luis Ángel Rojo Duque (****)	107	—	50	30	23	22	—	—	—	—	232	113	—
Mr. Abel Matutes Juan	107	—	50	—	23	9	—	—	—	—	189	172	144
Mutua Madrileña Automovilista	125	—	—	—	23	—	—	—	—	—	148	122	62
Mr. Luis Alberto Salazar-Simpson Bos	107	—	50	—	21	14	—	—	—	—	192	173	143
Mr. Jay S. Sidhu (b)	58	—	—	—	—	—	—	—	—	—	58	—	—
Mr. Emilio Botín-Sanz de Sautuola y O’Shea (**)	—	—	—	—	—	—	—	—	—	—	—	98	94
Mr. Elías Masaveu Alonso del Campo (**)	—	—	—	—	—	—	—	—	—	—	—	47	81
Mr. Jaime Botín-Sanz de Sautuola y García de los Ríos (*)	—	—	—	—	—	—	—	—	—	—	—	—	48
Mr. Juan Abelló Gallo (*)	—	—	—	—	—	—	—	—	—	—	—	—	121
Mr. José Manuel Arburúa Aspiunza (*)	—	—	—	—	—	—	—	—	—	—	—	—	120
Sir George Ross Mathewson (*)	—	—	—	—	—	—	—	—	—	—	—	—	69
Mr. Antonio de Sommer Champalimaud (*)	—	—	—	—	—	—	—	—	—	—	—	—	25
Total 2006	2,092	2,150	250	150	386	630	7,304	13,666	20,970	5,757	32,385	—	—

Total 2005	1,795	1,800	256	148	315	607	7,082	11,412	18,494	2,704	—	26,119	—

Total 2004	1,435	1,463	214	—	387	697	6,784	9,395	16,179	2,285	—	—	22,660

(*)	Directors who were Board members for some months in 2004 but ceased to be directors prior to December 31, 2004.

(**)	Directors who were Board members for some months in 2005 but ceased to be directors prior to December 31, 2005.

(***)	Appointed as member of the Bank’s Board of Directors on December 20, 2004 and subsequently ratified by the shareholders at the Annual General Meeting on June 18, 2005.

(****)	Appointed as member of the Bank’s Board of Directors on April 25, 2005 and subsequently ratified by the shareholders at the Annual General Meeting on June 18, 2005.

(a)	Accrued in 2006.

(b)	Appointed by the shareholders at the Annual General Meeting on June 17, 2006 and ceased to discharge his duties on December 31, 2006.

(1)
Recognized under “Personnel expenses” in the income statement of the Bank, except for the salary of Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, which is recognized at Banco Español de Crédito, S.A.

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
Also, Mr. Antonio Basagoiti García-Tuñón received €3 million for the duties performed by him during the time he sat on the Board of Unión Fenosa at the Bank’s proposal; this remuneration, proposed by the Appointments and Remuneration Committee, was approved by the Bank’s Board of Directors on February 6, 2006.
b)	Remuneration of the Board members as representatives of the Bank
By resolution of the Executive Committee, all the remuneration received by the Bank’s directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake (at the expense of those companies) and which relates to appointments made after March 18, 2002, will accrue to the Group. The remuneration received in 2006 and 2005 in respect of representation duties of this kind, relating to appointments agreed upon before March 18, 2002, was as follows:

		Thousands of Euros
	Company	2006	2005
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	Shinsei Bank, Ltd.	59.9	58.7
Mr. Fernando de Asúa Álvarez	Cepsa	95.6	89.9
Mr. Antonio Escámez Torres	Attijariwafa Bank
	Société Anonyme	5.0	5.1

		160.5	153.7

In 2006 Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos also received options to acquire 25,000 shares of Shinsei Bank, Ltd. (Shinsei) at a price of JPY 825 each. Previously, in 2005, Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos had received options to acquire 25,000 Shinsei shares at a price of JPY 601 each. At December 29, 2006, the market price of the Shinsei share was JPY 700 and, therefore, regardless of the stipulated exercise periods, the options granted in 2006 could not have been exercised, whereas the exercise of the options granted in 2005 would have given rise to a theoretical gain of €15.8 thousand.
Furthermore, other directors of the Bank earned a total of €732 thousand in 2006 as members of the Boards of Directors of Group companies (2005: €739 thousand; 2004: €84 thousand), the detail being as follows: Lord Burns (Abbey), €686 thousand; Mr. Rodrigo Echenique (Banco Banif, S.A.), €23 thousand; and Mr. Matías Rodríguez Inciarte (U.C.I., S.A.), €23 thousand.
c)	Post-employment and other long-term benefits
The total balance of supplementary pension obligations assumed by the Group over the years to its current and retired employees, which amounted to €14,014 million (covered mostly by in-house provisions) at December 31, 2006, includes the obligations to those who have been directors of the Bank during the year and who discharge (or have discharged) executive functions. The total pension obligations to these directors, together with the total sum insured under life insurance policies and other items, amounted to €234 million at December 31, 2006 (December 31, 2005: €182 million; December 31, 2004: €178 million).

The following table provides information on: (i) the pension obligations assumed and covered by the Group; and (ii) other insurance –the premiums of which are paid by the Group, the related cost being included in the “Other remuneration” column in the table in Note 5-a.iii–, in both cases in respect of the Bank’s executive directors:

	Thousands of Euros
	2006		2005		2004
	Accrued		Accrued		Accrued
	Pension	Other	Pension	Other	Pension	Other
	Obligations	Insurance	Obligations	Insurance	Obligations	Insurance
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	21,068	—	11,785	—	10,700	—
Mr. Alfredo Sáenz Abad	55,537	8,155	45,444	7,917	46,061	7,724
Mr. Matías Rodríguez Inciarte	39,390	4,117	28,953	3,997	27,752	3,900
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	15,045	1,402	12,232	1,373	9,742	1,258
Mr. Francisco Luzón López	39,187	6,571	39,188	6,380	35,703	6,224

	170,227	20,245	137,602	19,667	129,958	19,106

The amounts in the “Accrued pension obligations” column in the foregoing table relate to the present actuarial value of the accrued future annual payments to be made by the Group which the beneficiaries are not entitled to receive in a single payment. These amounts were obtained using actuarial calculations and cover the obligations to pay the respective calculated pension supplements. In the case of Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte and Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, these supplements were calculated as 100% of the sum of the fixed annual salary received at the date of effective retirement plus 30% of the arithmetical mean of the last three variable salary payments received. In addition, in the case of Mr. Francisco Luzón López, to the amount thus calculated will be added the amounts received by him in the year before retirement or early retirement in his capacity as a member of the Board of Directors or the Committees of the Bank or of other consolidable Group companies.
Pension charges recognized and reversed in 2006 amounted to € 44,819 thousand and €629 thousand (2005: €4,414 thousand and €4,449 thousand, respectively).
Additionally, other directors have life insurance policies the cost of which is borne by the Group, the related insured sum being €3 million at December 31, 2006 (2005 and 2004: €3 million).

d)	Share option plans granted to directors
The detail of the Bank’s share options granted to directors (Note 49) is as follows:

					Exercised		Options						Options
			Options Granted		Options		Granted	Exercised Options					Granted	Exercised Options
										Granted
										Market						Market			Date of	Date of
	Options at	Exercise		Exercise		Options at			Exercise	Price	Options at	Exercise			Exercise	Price	Options at	Exercise	Commencement	Expiry of
	January 1,	Price		Price		January 1,			Price	Applied	December 31,	Price			Price	Applied	December 31,	Price	of Exercise	Exercise
	2004	(Euros)	Number	(Euros)	Number	2005	Number	Number	(Euros)	(Euros)	2005	(Euros)	Number	Number	(Euros)	(Euros)	2006	(Euros)	Period	Period
Managers Plan 2000:
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	150,000	10.545	—	—	—	150,000	—	(150,000)	10.545	11.12	—	—	—	—	—	—	—	—	12/30/03	12/29/05
Mr. Alfredo Sáenz Abad	100,000	10.545	—	—	—	100,000	—	(100,000)	10.545	11.14	—	—	—	—	—	—	—	—	12/30/03	12/29/05
Mr. Matías Rodríguez Inciarte	125,000	10.545	—	—	—	125,000	—	(125,000)	10.545	11.14	—	—	—	—	—	—	—	—	12/30/03	12/29/05
Mr. Antonio Escámez Torres	100,000	10.545	—	—	—	100,000	—	(100,000)	10.545	11.07	—	—	—	—	—	—	—	—	12/30/03	12/29/05
Mr. Francisco Luzón López	100,000	10.545	—	—	—	100,000	—	(100,000)	10.545	11.14	—	—	—	—	—	—	—		12/30/03	12/29/05

	575,000	10.545	—	—	—	575,000	—	(575,000)	10.545	11.12	—	—	—	—	—	—	—	—

Long-Term Incentive Plan (I06) (Note 49):
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—	541,400	9.09	—	541,400	—	—	—	—	541,400	9.09	—	—	—	—	541,400	9.09	01/15/08	01/15/09
Mr. Alfredo Sáenz Abad	—	—	1,209,100	9.09	—	1,209,100	—	—	—	—	1,209,100	9.09	—	—	—	—	1,209,100	9.09	01/15/08	01/15/09
Mr. Matías Rodríguez Inciarte	—	—	665,200	9.09	—	665,200	—	—	—	—	665,200	9.09	—	—	—	—	665,200	9.09	01/15/08	01/15/09
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	—	—	293,692	9.09	—	293,692	—	—	—	—	293,692	9.09	—	—	—	—	293,692	9.09	01/15/08	01/15/09
Mr. Francisco Luzón López	—	—	639,400	9.09	—	639,400	—	—	—	—	639,400	9.09	—	—	—	—	639,400	9.09	01/15/08	01/15/09

	—	—	3,348,792	9.09	—	3,348,792	—	—	—	—	3,348,792	9.09	—	—	—	—	3,348,792	9.09

(*)	Approved by Banesto’s shareholders at its Annual General Meeting on February 28, 2006.

e)	Loans
At December 31, 2006, the Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them were as follows:

	Thousands of Euros
	2006			2005
	Loans and			Loans and
	Credits	Guarantees	Total	Credits	Guarantees	Total
Mr. Emilio Botín-Sanz de Sautuola y O’Shea	—	—	—	2	—	2
Mr. Fernando de Asúa Álvarez	—	—	—	4	—	4
Mr. Alfredo Sáenz Abad	21	—	21	16	—	16
Mr. Matías Rodríguez Inciarte	—	—	—	8	10	18
Mr. Manuel Soto Serrano	4	—	4	3	—	3
Mr. Antonio Basagoiti García-Tuñón	125	1	126	145	1	146
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	2	—	2	—	—	—
Mr. Francisco Javier Botín-Sanz de Sautuola y O’Shea	—	—	—	60	—	60
Mr. Rodrigo Echenique Gordillo	33	—	33	5	—	5
Mr. Antonio Escámez Torres	289	—	289	295	—	295
Mr. Francisco Luzón López	875	—	875	1,026	—	1,026
Mutua Madrileña Automovilista	140	63	203	5	47	52

	1,489	64	1,553	1,569	58	1,627

f)	Senior managers
Following is a detail of the remuneration paid to the Bank’s General Managers (*) in 2006, 2005 and 2004:

		Thousands of Euros
		Salary
	Number of				Other
Year	Managers(1)	Fixed	Variable	Total	Remuneration	Total
2004	23	15,156	24,399	39,555	1,727	41,282
2005	24	16,450	27,010	43,460	2,708	46,168
2006	26	19,119	34,594	53,713	11,054	64,767

(*)	Excluding executive directors’ remuneration, which is detailed above.

(1)	At some point in the year they occupied the position of General Manager.
The actuarial liability recognized in respect of post-employment benefits earned by the Bank’s senior managers totaled €186 million at December 31, 2006 (December 31, 2005: €150 million). The charge to the consolidated income statement in this connection amounted to €46 million in 2006 (2005: €24 million). Additionally, the total sum insured under life and accident insurance policies relating to this group amounted to €52 million at December 31, 2006 (December 31, 2005: €43 million)
The 912,000 share options granted to the Bank’s General Managers (excluding executive directors) under the Managers Plan 2000 (Note 49), the exercise price of which was €10.545 per share, were exercised in 2005 at an average market price of €11.06 per share. Also, the Bank’s General Managers (excluding executive directors) held 7,268,572 options on the Bank’s shares under Plan I06 (Note 49) at December 31, 2006.
In addition, the remuneration in kind paid to the Bank’s General Managers (excluding executive directors) in 2006, mainly in respect of life insurance, totaled €909 thousand in 2006 (2005: €777 thousand).
g)	Post-employment benefits to former directors and senior managers
The post-employment benefits paid in 2006 to former directors of the Bank and general managers amounted to €7.6 million and 6.7 million, respectively (2005: €7.3 million and €6.3 million, respectively).
The expense recognized in the consolidated income statement for 2006 in connection with pension and similar obligations assumed by the Group to former directors of the Bank and former senior managers amounted to €2,838 thousand and €270 thousand, respectively (2005: €2,447 thousand and €9,585 thousand, respectively).

Furthermore, “Provisions – Provisions for pensions and similar obligations” in the consolidated balance sheet at December 31, 2006 included €91,713 thousand and €95,929 thousand in respect of the post-employment benefit obligations to former directors of the Bank and senior managers, respectively (2005: €91,537 thousand and €110,266 thousand, respectively).
h)	Termination benefits
The Bank has signed contracts with all its executive directors.
The Bank’s executive directors have indefinite-term employment contracts. However, executive directors whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. If the contracts are terminated for reasons attributable to the Bank or due to objective circumstances (such as those affecting the executive directors’ functional and organic statute), the directors will be entitled, at the date of termination of their employment relationships with the Bank, to the following:
–
In the case of Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, to acquire the status of retiree and to accrue a pension supplement. At December 31, 2006, the annual pension supplement would amount to €1,529 thousand.

–
In the cases of Mr. Matías Rodríguez Inciarte and Mr. Francisco Luzón López, to acquire the status of early retirees and to accrue pension supplements. At December 31, 2006, the annual pension supplements would amount to €1,916 thousand for Mr. Matías Rodríguez Inciarte and €1,972 thousand for Mr. Francisco Luzón López (2005: €1,801 thousand and €1,938 thousand, respectively).

–
In the case of Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, to receive a termination benefit amounting to up to five years’ annual fixed salary payments, as established in the related contract, based on the date on which the contract is terminated. At December 31, 2006, this benefit would amount to €4,120 thousand (December 31, 2005: €4,000 thousand). Receipt of this termination benefit is incompatible with that of a pension supplement.

–
In the case of Mr. Alfredo Sáenz Abad, to acquire the status of retiree or, alternatively, to receive a termination benefit equal to 40% of his annual fixed salary multiplied by the number of years of service at the Bank, up to a maximum of ten times his annual fixed salary. At December 31, 2006, the amount relating to the first option would be €3,657 thousand and that relating to the second option would be €27.2 million. The two alternatives are mutually exclusive and, therefore, if Mr. Alfredo Sáenz Abad opted to receive the termination benefit, he would not receive any pension supplement (December 31, 2005: €3,421 thousand per year and €26.4 million, respectively).

Additionally, other members of the Group’s senior management have contracts which entitle them to receive benefits in the event of termination for reasons other than voluntary redundancy, retirement, disability or serious breach of duties. These benefits are recognized as a provision for pensions and similar obligations and as a personnel expense only when the employment relationship between the Bank and its managers is terminated before the normal retirement date.

i)	Detail of the directors’ investments in companies with similar business activities and performance by directors, as independent professionals or as employees, of similar activities
In accordance with the requirements of Article 127 of the Spanish Companies Law, in order to enhance the transparency of listed companies, following is a detail of the directors’ investments in the share capital of entities engaging in banking, financing or lending; and of the management or governing functions, if any, that the directors discharge thereat:

		Number of
Director	Corporate Name	Shares	Functions
Mr. Emilio Botín-Sanz de Sautuola y	Bankinter, S.A.	847,777	—
García de los Ríos	Shinsei Bank, Limited	—	Director (1)
	Sovereign Bancorp, Inc.	—	Director (1) (2)
	Bank of America Corporation	280	—
	Santander Investment, S.A.	—	Chairman (1)

Mr. Fernando de Asúa Álvarez	Lloyds TSB	6,000	—
	Unibanco GDR	650	—
	BNP Paribas	1,007	—
	Banco Bilbao Vizcaya Argentaria, S.A.	8,650	—
	Bankinter, S.A.	2,500	—
	Banco Pastor, S.A.	4,000	—
	Société Générale	346	—
	Deutsche Bank, A.G.	800	—
	Sumitomo Mitsui	10	—
	Merrill Lynch	625	—
	ING	1,500	—

Mr. Alfredo Sáenz Abad	Banco Bilbao Vizcaya Argentaria, S.A.	25,000	—
	HSBC Holdings	8,298	—
	Lloyds TSB	218	—
	San Paolo IMI, S.p.A. (3)	—	Director (1)
	Banco Banif, S.A.	—	Chairman (1)
	Santander Investment, S.A.	—	Deputy Chairman (1)

Mr. Matías Rodríguez Inciarte	Banesto	18,700	Director (1)
	Banco Santander Totta, S.A.	—	Deputy Chairman (1)

Mr. Manuel Soto Serrano	Istituto per le Opere di Religione (IOR)	—	Member (4)

		Number of
Director	Corporate Name	Shares	Functions
Assicurazioni Generali S.p.A (5)	BSI SA	4,400,000	—
	Commerzbank, AG	57,620,026	—
	Banca Intesa S.p.A. (3)	475,422,124	—
	San Paolo IMI, S.p.A. (3)	46,251,051	—
	Capitalia S.p.A.	63,947,779	—
	Mediobanca - Banca di Credito Finanziario S.p.A.	17,505,846	—
	Bank Leumi le-Israel B.M.	19,711,333	—
	Erste Bank AG	3,397,796	—
	Banca Monte dei Paschi di Siena S.p.A.	19,401,413	—
	UniCredito Italiano S.p.A.	47,773,711	—
	ABN Amro Holding NV	8,288,079	—
	Société Générale	1,362,552	—
	Banco Bilbao Vizcaya Argentaria, S.A.	8,794,076	—
	BNP Paribas	2,658,477	—
	Deutsche Bank, A.G.	1,040,288	—
	Fortis SA NV	2,717,241	—
	Dexia SA	2,369,438	—
	Bank of Ireland	1,670,983	—
	Banco Popular Español, S.A.	1,464,930	—
	Banesto	750,000	—

Mr. Antonio Basagoiti García Tuñón	Banco Popular Español, S.A.	500	—
	Banco Pastor, S.A.	980	—
	Commerzbank AG	530	—

Ms. Ana Patricia Botín-Sanz de	Banesto	206,848	Chairwoman
Sautuola y O’Shea	Santander Investment, S.A.	—	Director (1)
	Banco Santander de Negócios Portugal, S.A.	—	Director (1)
	Bankinter, S.A.	1	—

Lord Terence Burns	Abbey National plc	—	Chairman (1)

Mr. Guillermo de la Dehesa Romero	Goldman Sachs & Co.	12,888	—
	Goldman Sachs Europe Ltd.	—	Director (1)

		Number of
Director	Corporate Name	Shares	Functions
Mr. Rodrigo Echenique Gordillo	Banco Popular Español, S.A.	6,000	—
	Banco Bilbao Vizcaya Argentaria, S.A.	4,080	—
	BNP Paribas	990	—
	Mitsubishi UFJ FIN	6	—
	Royal Bank of Scotland Group plc	1,700	—
	Mizuho Financial Group, Inc.	5	—
	UBS	1,600	—
	Banco Banif, S.A.	—	2ndDeputy Chairman (1)
	Santander Investment, S.A.	—	Director (1)
	Allfunds Bank, S.A.	—	Chairman (1)
	Banco Santander International	—	Director (1)

Mr. Antonio Escámez Torres	Attijariwafa Bank Société Anonyme	10	Deputy Chairman (1)
	Banco de Valencia, S.A.	349	—
	Santander Consumer Finance, S.A.	—	Chairman (1)
	Open Bank Santander Consumer, S.A.	—	Chairman (1)

Mr. Francisco Luzón López	Banco Santander Serfin, S.A.	—	Director (1)
	Banco Santander International	—	Director (1)
	Banco Bilbao Vizcaya Argentaria, S.A.	17,225	—

Mr. Abel Matutes Juan	San Paolo IMI S.p.A. (3)	757,517	—
	Eurizon Financial Group	—	Director (1)

Mr. Luis Alberto Salazar-Simpson Bos	Bankinter, S.A.	2,798	—

Mr. Jay S. Sidhu (6)	Sovereign Bancorp, Inc.	3,247,222	—

Mr. Antoine Bernheim (7)	BNP Paribas	1,100	—
	UBS	40,164	—
	Crédit Suisse	35,200	—
	Banca Intesa S.p.A. (3)	398,533	Director (1)
	Mediobanca - Banca di Credito Finanziario S.p.A.	60,000	Director (1)
	UniCredito Italiano S.p.A.	126,455	—
	ABN Amro	39,297	—
	BSI SA	—	Director (1)

(1)	Non-executive.

(2)	Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos resigned as a non-executive director of Sovereign Bancorp, Inc. on March 8, 2007.

(3)	Effective January 1, 2007, San Paolo IMI, S.p.A. was merged into Banca Intesa S.p.A.

(4)	Non-executive member of the Control Committee.

(5)
More detailed information on the ownership interests held by Assicurazioni Generali, S.p.A. can be consulted in the notes to the financial statements of this company or on its website (www.generali.it).

(6)	He was appointed at the Annual General Meeting on June 17, 2006 and stood down on December 31, 2006.

(7)	Representative on the Bank’s Board of Directors of the non-executive nominee director Assicurazioni Generali S.p.A.
None of the Board members perform, as independent professionals or as employees, any activities similar to those included in the foregoing table.

6.   Loans and advances to credit institutions
The breakdown, by classification, type and currency, of the balances of “Loans and advances to credit institutions” in the consolidated balance sheets is as follows:

	Thousands of Euros
	2006	2005	2004
Classification:
Financial assets held for trading	14,627,738	10,278,858	12,878,171
Other financial assets at fair value through profit or loss	185,485	2,428,663	6,524,070
Loans and receivables	45,361,315	47,065,501	38,977,533

	60,174,538	59,773,022	58,379,774

Type:
Reciprocal accounts	503,299	345,104	118,536
Time deposits	16,842,601	21,962,472	23,204,031
Reverse repurchase agreements	37,010,008	33,634,326	31,495,786
Other accounts	5,818,630	3,831,120	3,561,421

	60,174,538	59,773,022	58,379,774

Currency:
Euro	33,380,000	33,537,338	30,077,335
Pound sterling	4,364,111	5,313,338	9,617,191
US dollar	16,150,735	16,848,462	14,544,531
Other currencies	6,292,419	4,109,930	4,194,596
Impairment losses	(12,727)	(36,046)	(53,879)

	60,174,538	59,773,022	58,379,774

The impairment losses on financial assets classified as loans and receivables are disclosed in Note 10.
Note 53 contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

7.   Debt instruments
The breakdown, by classification, type and currency, of the balances of “Debt instruments” is as follows:

	Thousands of Euros
	2006	2005	2004
Classification:
Financial assets held for trading	76,736,992	81,741,944	55,869,629
Other financial assets at fair value through profit or loss	4,500,220	9,699,237	19,632,958
Available-for-sale financial assets	32,727,454	68,054,021	36,702,487
Loans and receivables	621,770	171,203	—

	114,586,436	159,666,405	112,205,074

Type:
Spanish government debt securities
Treasury bills	3,160,674	3,948,045	2,980,221
Government bonds	535,584	3,287,406	1,256,828
Other book-entry debt securities	9,080,043	12,481,210	13,232,736
Foreign government debt securities	22,250,587	48,120,701	16,084,183
Issued by financial institutions	56,063,543	61,080,306	50,845,648
Other fixed-income securities	23,586,327	30,828,737	28,025,093
Impairment losses	(90,322)	(80,000)	(219,635)
Of which: on available-for-sale financial assets	(90,322)	(80,000)	(219,635)

	114,586,436	159,666,405	112,205,074

Currency:
Euro	43,708,401	79,195,677	47,956,487
Pound sterling	22,488,577	32,983,211	27,570,398
US dollar	12,483,749	12,591,314	14,014,065
Other currencies	35,996,031	34,976,203	22,883,759
Impairment losses	(90,322)	(80,000)	(219,635)

	114,586,436	159,666,405	112,205,074
At December 31, 2006, the nominal amount of Spanish government debt securities assigned to certain Group or third-party commitments amounted to €695 million (December 31, 2005: €70 million; December 31, 2004: €62 million).
The impairment losses on available-for-sale financial assets are disclosed in Note 8.
Note 53 contains a detail of the residual maturity periods of available-for-sale financial assets and of loans and receivables and of the related average interest rates.

8.   Other equity instruments
a)	Breakdown
The breakdown, by classification and type, of the balances of “Other equity instruments” is as follows:

	Thousands of Euros
	2006	2005	2004
Classification:
Financial assets held for trading	13,490,719	8,077,867	4,419,338
Other financial assets at fair value through profit or loss	2,712,433	30,303,170	14,310,516
Available-for-sale financial assets	5,970,845	5,890,918	7,818,836
Of which:
Disregarding impairment losses	5,984,704	5,908,576	7,849,761
Impairment losses	(13,859)	(17,658)	(30,925)

	22,173,997	44,271,955	26,548,690

Type:
Shares of Spanish companies	5,185,206	5,707,494	4,306,586
Shares of foreign companies	11,138,458	8,256,086	6,352,310
Investment fund units and shares	3,410,494	18,563,343	10,597,843
Of which: Abbey	669,689	17,041,821	9,226,959

Pension fund units	144,320	133,918	92,790
Other securities	2,309,378	11,628,772	5,230,086
Of which: unit linked	2,309,378	11,628,772	5,230,086

Impairment losses	(13,859)	(17,658)	(30,925)

	22,173,997	44,271,955	26,548,690

b)	Changes
The changes in the balance of “Available-for-sale financial assets,” disregarding impairment losses, were as follows:

	Millions of Euros
	2006	2005	2004
Balance at beginning of year	5,909	7,850	10,234
Net additions /disposals	(1,232)	(2,984)	(2,981)
Of which:
Antena 3 Televisión, S.A.	(398)	—	—
San Paolo IMI, S.p.A.	(1,499)	—	—
Assicurazioni Generali, S.p.A.	399
Royal Bank of Scotland Group plc	—	(2,028)	(1,587)
Commerzbank AG	—	(306)	—
Shinsei Bank, Ltd.	—	(52)	(53)

Transfers	—	396	—
Valuation adjustments	1,308	647	597
Of which: San Paolo IMI SpA	607	414	41

Balance at end of year	5,985	5,909	7,850
The main acquisitions and disposals made in 2006, 2005 and 2004 were as follows:
i.	Vodafone Airtouch, plc. (Vodafone)
In 2004 the Group sold all of its investment in the share capital of Vodafone, giving rise to gains of €242 million.

ii.	Shinsei Bank, Ltd. (Shinsei)
In February 2004 the shareholders of Shinsei, which was 11.4%-owned by the Group, resolved to float on the stock exchange 35% of the bank’s shares, which gave rise to the sale of a 4% holding by the Santander Group, at a gain of €118 million. Following this sale, the Group’s holding in this bank was 7.4%. In the first quarter of 2005, the Group disposed of a further 2.7% of Shinsei Bank at a gain of €49 million.
iii.	Sacyr-Vallehermoso, S.A.
In 2004 the Group sold all of its holding in Sacyr-Vallehermoso for €92 million. The gain on the sale amounted to €47 million.
iv.	Royal Bank of Scotland Group plc (RBS)
In 2004 the Group sold 79 million shares of RBS, representing 2.51% of its share capital, giving rise to a gain of approximately €472 million. In 2005 the Group sold all the ownership interest held by it in RBS (2.57%) for €2,007 million, giving rise to a consolidated gain of €717 million which was recognized in “Other gains – Other” (Note 52).
v.	Auna Operadores de Telecomunicaciones, S.A. (Auna)
In January 2004 the Bank exercised certain agreements in connection with this company, thereby increasing its holding by 2.5%, and subsequently made several acquisitions representing a further 1.5% ownership interest. The holding in Auna was 27.3% at December 31, 2004, representing a cost of €1,814 million, and was recognized under “Non-current assets held for sale” (Note 12).
In the first half of 2005, the Group increased its holding by 4.7%, at a cost of €422 million, to 32.08%. In November 2005, the Group sold part of its ownership interest in Auna (27.07%) at a gain of €355 million, which was recognized under “Other gains – Other” (Note 52). The ownership interest in Auna at December 31, 2005 was 5.01%.
vi.	Commerzbank AG
In 2005 the Group progressively sold its holding in Commerzbank AG (3.38%), giving rise to a total gain of €24 million.
vii.	Antena 3 Televisión, S.A. (“Antena 3”)
On October 25, 2006, Antena 3 announced its acquisition of a 10% stake owned by the Group, giving rise to a gain of €294 million for the Group which was recognized under “Other gains – Other” (Note 52).
viii.	San Paolo IMI, S.p.A. (“San Paolo”)
In December 2006, the Group sold 89.9 million shares of San Paolo, representing 4.8% of its share capital, giving rise to a gain of €705 million which was recognized under “Other gains – Other” (Note 52). The ownership interest in San Paolo at December 31, 2006 was 3.6%.
c)	Notifications of acquisitions of investments
The notifications made by the Bank in 2006, in compliance with Article 86 of the Spanish Companies Law and Article 53 of Securities Market Law 24/1998, of the acquisitions and dispositions of holdings in investees are listed in Exhibit IV.

d)	Impairment losses
Following is a summary of the changes in the impairment losses on these items and on debt instruments classified as “Available-for-sale financial assets” (Note 7):

	Thousands of Euros
	2006	2005	2004
Balance at beginning of year	97,658	250,560	226,876
Net impairment losses for the year	(2,799)	(110,977)	19,419
Of which:
Impairment losses charged to income	6,807	36,156	21,214
Impairment losses reversed with a credit to income	(9,606)	(147,133)	(1,795)

Inclusion of entities in the Group in the year	—	—	6
Write-off of impaired balances against recorded impairment allowance	(4,009)	(21,471)	(5,947)
Exchange differences and other items	(5,018)	5,948	(17,304)
Transfers between allowances	18,349	(26,402)	27,510

Balance at end of year	104,181	97,658	250,560

Of which:
By geographical location of risk:
Spain	52,225	31,868	163,475
Rest of Europe	3,122	2,553	46,889
Latin America	48,834	63,237	40,196

By type of asset covered:
Debt instruments – Available-for-sale financial assets (Note 7)	90,322	80,000	219,635
Other equity instruments – Available-for-sale financial assets	13,859	17,658	30,925
9. Trading derivatives (assets and liabilities) and Short positions
a)	Trading derivatives
The detail, by type of inherent risk, of the fair value of the trading derivatives arranged by the Group is as follows:

	Thousands of Euros
	2006		2005		2004
	Debit	Credit	Debit	Credit	Debit	Credit
	Balance	Balance	Balance	Balance	Balance	Balance
Interest rate risk	24,522,311	24,785,804	23,944,965	23,733,558	17,715,596	19,567,730
Foreign currency risk	3,416,681	4,204,816	1,325,399	1,330,493	792,418	1,819,693
Price risk	5,121,227	7,938,554	1,949,054	3,695,552	2,433,774	3,630,129
Other risks	1,924,072	1,808,944	409,776	468,477	139,425	226,216

	34,984,291	38,738,118	27,629,194	29,228,080	21,081,213	25,243,768

b)	Short positions
Following is a breakdown of the short positions:

	Thousands of Euros
	2006	2005
Borrowed securities:
Debt instruments	5,459,927	7,033,121
Of which: Abbey	4,574,639	6,156,838

Equity instruments	4,151,317	6,279,410
Of which:
Bank	8,800	1,193,790
Abbey	3,995,291	4,975,258

Short sales:
Debt instruments	1,842,729	4,051,078
Of which: the Bank	1,721,742	3,876,223

Equity instruments	19,089	52,191

	11,473,062	17,415,800

10. Loans and advances to customers
a)	Breakdown
The breakdown, by classification, of the balances of “Loans and advances to customers” in the consolidated balance sheets is as follows:

	Thousands of Euros
	2006	2005	2004
Financial assets held for trading	30,582,982	26,479,996	17,507,585
Other financial assets at fair value through profit or loss	7,972,544	6,431,197	5,291,551
Loans and receivables	484,790,338	402,917,602	346,550,928
Of which:
Disregarding impairment losses	492,953,782	410,527,527	353,396,143
Impairment losses	(8,163,444)	(7,609,925)	(6,845,215)

	523,345,864	435,828,795	369,350,064

Loans and advances to customers disregarding impairment losses	531,509,308	443,438,720	376,195,279

Note 53 contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.
There are no loans and advances to customers for material amounts without fixed maturity dates.

b)	Detail
Following is a detail, by loan type and status, borrower sector, geographical area of residence and interest rate formula, of the loans and advances to customers, which reflect the Group’s exposure to credit risk in its core business, disregarding impairment losses:

	Millions of Euros
	2006	2005	2004
Loan type and status:
Commercial credit	21,565	16,931	15,772
Secured loans	302,361	255,041	221,619
Reverse repurchase agreements	30,502	27,581	17,023
Other term loans	148,110	119,179	99,125
Finance leases	13,991	11,899	11,297
Receivable on demand	10,367	8,452	7,151
Impaired assets	4,613	4,356	4,208

	531,509	443,439	376,195

Borrower sector:
Public sector — Spain	5,329	5,243	5,741
Public sector — Other countries	4,970	6,608	5,714
Households	302,451	248,615	228,690
Energy	4,616	5,583	4,614
Construction	19,659	13,694	12,592
Manufacturing	28,682	25,649	23,430
Services	91,592	63,585	58,257
Other sectors	74,210	74,462	37,157

	531,509	443,439	376,195

Geographical area:
Spain	205,246	158,782	132,883
European Union (excluding Spain)	231,445	203,111	187,938
United States and Puerto Rico	31,385	25,884	15,237
Other OECD countries	6,020	3,943	3,236
Latin America	54,274	49,227	34,569
Rest of the world	3,139	2,492	2,332

	531,509	443,439	376,195

Interest rate formula:
Fixed interest rate	178,423	143,316	111,195
Floating rate	353,086	300,123	265,000

	531,509	443,439	376,195

c)	Impairment losses
The changes in the impairment losses on the assets making up the balances of “Loans and receivables – Loans and advances to customers”, “Loans and receivables – Loans and advances to credit institutions” (Note 6) and “Other financial assets” (Note 24) were as follows:

	Thousands of Euros
	2006	2005	2004
Balance at beginning of year	7,756,675	6,997,428	5,021,453
Impairment losses charged to income for the year:	3,035,234	2,234,194	1,999,133
Of which:
Individually assessed	2,584,434	1,874,413	1,582,797
Collectively assessed	1,151,142	636,844	1,071,489
Impairment losses reversed with a credit to income	(700,342)	(277,063)	(655,153)

Inclusion of entities in the Group in the year	164,530	4,006	1,046,014
Write-off of impaired balances against recorded impairment allowance	(2,369,865)	(1,519,494)	(1,025,428)
Exchange differences and other changes	(260,800)	267,082	(172,937)
Transfers between allowances	(37,646)	(226,541)	129,193

Balance at end of year	8,288,128	7,756,675	6,997,428

Of which:
By method of assessment:
Individually assessed	3,190,220	3,520,985	3,312,828
Of which: country risk (Note 2-g)	159,024	281,389	83,280
Of which: on loans and advances to credit institutions (Note 6)	12,727	36,046	53,879
Of which: on other financial assets (Note 24)	111,957	110,704	98,334
Collectively assessed	5,097,908	4,235,690	3,684,600

By geographical location of risk:
Spain	4,318,320	3,664,349	3,340,017
Rest of Europe	2,358,448	2,153,620	2,002,049
Americas	1,611,360	1,938,706	1,655,362
Previously written-off assets recovered in 2006, 2005 and 2004 amounted to €551,606 thousand, €486,286 thousand and €404,063 thousand, respectively. Taking into account these amounts and those recognized in “Impairment losses charged to income for the year” in the foregoing table, impairment losses on “Loans and receivables” amounted to €2,483,628 thousand in 2006, €1,747,908 thousand in 2005 and €1,595,070 thousand in 2004.
d)	Impaired assets
The detail of the changes in the balance of the financial assets classified as loans and receivables and considered to be impaired due to credit risk is as follows:

	Millions of Euros
	2006	2005	2004
Balance at beginning of year	4,356	4,208	3,567
Net additions	2,723	1,356	1,766
Written-off assets	(2,370)	(1,519)	(1,025)
Exchange differences and other	(96)	311	(100)

Balance at end of year	4,613	4,356	4,208

Following is a detail of the financial assets classified as loans and receivables and considered to be impaired due to credit risk at December 31, 2006, and of the assets which, although not considered to be impaired, include any past-due amount at that date, classified by geographical location of risk and by age of the oldest past-due amount:

	Millions of Euros
	With no
	Past-Due
	Balances or
	Less than	With Balances Past Due by
	3 Months	3 to 6	6 to 12	12 to 18	18 to 24	More than
	Past Due	Months	Months	Months	Months	24 Months	Total
Spain	159	491	210	370	73	98	1,401
European Union (excluding Spain)	15	515	275	1,060	87	173	2,125
United States and Puerto Rico	—	118	8	41	3	15	185
Other OECD countries	4	19	21	4	2	83	133
Latin America	40	180	177	103	10	252	762
Rest of the world	5	—	—	—	—	2	7

	223	1,323	691	1,578	175	623	4,613

e)	Securitization
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

	Millions of Euros
	2006	2005	2004
Derecognized	4,901	6,065	8,254
Of which: mortgage-backed securities	2,981	2,897	3,947

Retained on the balance sheet	59,426	46,523	36,410
Of which: mortgage-backed securities	36,363	33,085	26,246

Total	64,327	52,588	44,664

11. Hedging derivatives
The detail, by type of risk hedged, of the fair value of the derivatives qualifying for hedge accounting is as follows (Note 36):

	Thousands of Euros
	2006		2005		2004
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Fair value hedges	2,866,213	(3,340,480)	3,757,503	(1,710,911)	3,763,931	(2,770,069)

Cash flow hedges	98,220	(132,658)	368,601	(344,717)	61,005	(6,799)
Of which: Recognized in equity (Note 29)	—	(49,252)	—	(70,406)	—	1,787

Hedges of net investments in foreign operations	23,531	(20,711)	—	(255,101)	—	(118,453)

	2,987,964	(3,493,849)	4,126,104	(2,310,729)	3,824,936	(2,895,321)

12. Non-current assets held for sale
The breakdown of the balance of “Non-current assets held for sale” is as follows:

	Thousands of Euros
	2006	2005	2004
Equity instruments
Auna (Note 8)	—	—	1,814,418

	—	—	1,814,418

Tangible assets:
Foreclosed assets	265,311	271,574	274,779
Assets recovered from finance leases	13,528	20,785	7,967
Other assets	48,545	43,965	—

	327,384	336,324	2,097,164

Impairment losses of €138,246 thousand, €123,246 thousand and €95,873 thousand were deducted from the balance of this item at December 31, 2006, 2005 and 2004, respectively. The net charges recorded in those years amounted to €48,796 thousand, €10,536 thousand and €90,822 thousand, respectively.
13. Investments – Associates
a)	Breakdown
The breakdown, by company, of the balance of “Investments – Associates” (Note 2-c) is as follows:

	Thousands of Euros
	2006	2005	2004
Cepsa	2,291,599	2,619,264	2,281,827
Sovereign	2,246,824	—	—
Attijariwafa Bank Société Anonyme	177,048	166,225	151,386
Vaporeón, S.L.	35,985	—	—
Abbey companies	3,531	34,103	35,439
Unión Fenosa	—	—	1,007,328
Other companies	251,122	211,890	271,584

	5,006,109	3,031,482	3,747,564

Of which:
Euros	2,544,864	2,793,030	3,529,075
Listed	4,715,471	2,785,489	3,440,541
Goodwill	1,502,441	664,768	911,242
Of which:
Cepsa	833,241	650,949	650,949
Unión Fenosa	—	—	250,260
Sovereign	653,946	—	—
At December 31, 2006, the unrealized capital gains on investments in Group associates, based on the related market values, amounted to €2,899 million (December 31, 2005: €1,056 million).

b)	Changes
The changes in the balance of this item were as follows:

	Thousands of Euros
	2006	2005	2004
Balance at beginning of year	3,031,482	3,747,564	3,478,612
Inclusion of entities in the Group	—	—	35,439
Acquisitions and capital increases (Note 3)	2,618,196	18,470	14,650
Of which: Sovereign	2,299,893	—	—

Disposals and capital reductions (Note 3)	(753,071)	(1,168,585)	(54,894)
Of which: Unión Fenosa	—	(1,083,305)	—
Cepsa	(711,393)	—	—

Effect of equity accounting	426,921	619,157	449,036
Dividends paid	(164,606)	(181,179)	(176,404)
Change in consolidation method	(84,503)	(39,608)	(14,054)
Exchange differences and other changes	(63,966)	27,833	13,311
Transfer	(4,344)	7,830	1,868

Balance at end of year	5,006,109	3,031,482	3,747,564

c)	Impairment losses
In 2005 and 2004 no indication of impairment of the investments in associates was detected. In 2006 €380 thousand were recognized in this connection.
d)	Other disclosures
Following is a summary of the financial information on the associates (obtained from the information available at the reporting date):

Millions
of Euros
2006
Total assets	91,987
Total liabilities	(78,869)
Minority interests	(203)

Net assets	12,915

Group’s share of the net assets of associates	3,504

Goodwill	1,502

Total Group share	5,006

Total income	16,195
Total profit	1,237

Group’s share of the profit of associates	427

14. Insurance contracts linked to pensions
The detail of the balance of “Insurance contracts linked to pensions“ (Note 25-c) is as follows:

	Thousands of Euros
	2006	2005	2004
Assets relating to insurance contracts covering post-employment benefit plan obligations:
Bank	2,272,786	2,320,512	2,366,797
Banesto	274,400	285,573	297,737
Other Spanish companies	34,442	35,526	38,001

Assets relating to insurance contracts covering other similar obligations:
Bank	18,713	29,576	45,001
Other Spanish companies	4,194	5,178	6,280

	2,604,535	2,676,365	2,753,816

15. Liabilities under insurance contracts and Reinsurance assets
The breakdown of the balances of “Liabilities under insurance contracts” and “Reinsurance assets” in the consolidated balance sheets (Note 2-j) is as follows:

	Thousands of Euros
	2006			2005			2004
	Direct			Direct			Direct
	Insurance			Insurance			Insurance
	and		Total	and		Total	and		Total
	Reinsurance	Reinsurance	(Balance	Reinsurance	Reinsurance	(Balance	Reinsurance	Reinsurance	(Balance
Technical Provisions for:	Assumed	Ceded	Payable)	Assumed	Ceded	Payable)	Assumed	Ceded	Payable)
Unearned premiums and unexpired risks	172,226	(78,340)	93,886	119,114	(39,376)	79,738	68,620	(13,840)	54,780
Life insurance:
Unearned premiums and unexpired risks	119,867	(11,031)	108,836	113,381	(31,615)	81,766	79,477	(17,344)	62,133
Mathematical provisions	3,049,875	(10,496)	3,039,379	28,523,561	(2,200,524)	26,323,037	28,795,411	(2,959,745)	25,835,666
Claims outstanding	162,484	(37,362)	125,122	350,865	(15,798)	335,067	241,135	(15,286)	225,849
Bonuses and rebates	11,414	(5,399)	6,015	579,895	(5,246)	574,649	486,302	(263)	486,039
Equalization	—	—	—	25	—	25	25	—	25
Life insurance policies where the investment risk is borne by the policyholders	7,175,926	(118,993)	7,056,933	14,855,872	(94,732)	14,761,140	12,570,446	(38,947)	12,531,499
Other technical provisions	12,466	(252)	12,214	129,587	(410)	129,177	103,360	(379)	102,981

	10,704,258	(261,873)	10,442,385	44,672,300	(2,387,701)	42,284,599	42,344,776	(3,045,804)	39,298,972

16. Tangible assets
a)	Changes

The changes in “Tangible assets” in the consolidated balance sheets were as follows:

	Thousands of Euros
	Property,			Other Assets
	Plant and			Leased out under
	Equipment			an Operating
	for Own Use	Investment Property		Lease	Total
Cost-
Balances at January 1, 2004	7,538,280	633,860		918,816	9,090,956
Additions/Derecognitions (net) due to change in the scope of consolidation	1,525,304	1,707,680		5,339,416	8,572,400
Additions/Disposals (net)	565,715	(192,699)		(831,531)	(458,515)
Exchange differences (net)	(87,910)	—		(27,923)	(115,833)

Balances at December 31, 2004	9,541,389	2,148,841		5,398,778	17,089,008

Additions/Disposals (net)	315,027	(1,480,536	) (*)	441,163	(724,346)
Exchange differences (net)	561,772	49,393		133,883	745,048

Balances at December 31, 2005	10,418,188	717,698		5,973,824	17,109,710

Additions/Derecognitions (net) due to change in the scope of consolidation	(3,938)	(557,549)		180,492	(380,995)
Additions/Disposals (net)	(358,066)	240,900		366,485	249,319
Transfers and other changes	(32,271)	—		—	(32,271)
Exchange differences	(182,605)	(55)		97,526	(85,134)

Balances at December 31, 2006	9,841,308	400,994		6,618,327	16,860,629

Accumulated depreciation:
Balances at January 1, 2004	(3,142,055)	(72,792)		(429,432)	(3,644,279)
Additions/Derecognitions (net) due to change in the scope of consolidation	(1,096,929)	(386)		(1,750,180)	(2,847,495)
Disposals	56,451	30,819		458,615	545,885
Charge for the year	(421,143)	(648)		(66,113)	(487,904)
Exchange differences and other items	31,208	9,989		397	41,594

Balances at December 31, 2004	(4,572,468)	(33,018)		(1,786,713)	(6,392,199)

Disposals	224,135	1,588		57,969	283,692
Charge for the year	(608,252)	(2,007)		(9,592)	(619,851)
Exchange differences and other items	(243,519)	(5,745)		(44,714)	(293,978)

Balances at December 31, 2005	(5,200,104)	(39,182)		(1,783,050)	(7,022,336)

Additions/Derecognitions (net) due to change in the scope of consolidation	8,421	24,743		(35,748)	(2,584)
Disposals	1,174,842	1,314		274,008	1,450,164
Transfers and other changes	9,904	—		(508,549)	(498,645)
Charge for the year	(620,415)	(2,876)		(7,526)	(630,817)
Exchange differences	81,301	2		(33,805)	47,498

Balances at December 31, 2006	(4,546,051)	(15,999)		(2,094,670)	(6,656,720)

Impairment losses:
Balances at January 1, 2004	(35,201)	—		—	(35,201)
Impairment charge for the year	491	—		—	491
Additions/Derecognitions (net) due to change in the scope of consolidation	—	—		(67,927)	(67,927)
Exchange differences	(8,979)	—		—	(8,979)

Balances at December 31, 2004	(43,689)	—		(67,927)	(111,616)

Impairment charge for the year	(12,485)	(2,564)		(63)	(15,112)
Exchange differences	43,022	(8,504)		(1,957)	32,561

Balances at December 31, 2005	(13,152)	(11,068)		(69,947)	(94,167)

Additions/Derecognitions (net) due to change in the scope of consolidation	755	—		—	755
Net impairment charge	(7,062)	634		—	(6,428)
Exchange differences and other changes	8,379	(14)		(1,438)	6,927

Balances at December 31, 2006	(11,080)	(10,448)		(71,385)	(92,913)

Tangible assets, net
Balances at December 31, 2004	4,925,231	2,115,823		3,544,139	10,585,193
Balances at December 31, 2005	5,204,931	667,449		4,120,827	9,993,207
Balances at December 31, 2006	5,284,177	374,547		4,452,272	10,110,996

(*)	Mainly Abbey.

b)	Property, plant and equipment for own use

The detail, by class of asset, of the balance of “Property, plant and equipment for own use” in the consolidated balance sheets is as follows:

	Millions of Euros
		Accumulated	Impairment	Net
	Cost	Depreciation	Losses	Balance
Land and buildings	3,521	(727)	(42)	2,752
IT equipment and fixtures	2,329	(1,788)	—	541
Furniture and vehicles	3,300	(1,936)	(2)	1,362
Construction in progress and other items	391	(121)	—	270

Balances at December 31, 2004	9,541	(4,572)	(44)	4,925

Land and buildings	3,835	(851)	(13)	2,971
IT equipment and fixtures	2,619	(1,957)	—	662
Furniture and vehicles	3,786	(2,275)	—	1,511
Construction in progress and other items	178	(117)	—	61

Balances at December 31, 2005	10,418	(5,200)	(13)	5,205

Land and buildings	3,704	(848)	(11)	2,845
IT equipment and fixtures	2,059	(1,495)	—	564
Furniture and vehicles	3,838	(2,114)	—	1,724
Construction in progress and other items	240	(89)	—	151

Balances at December 31, 2006	9,841	(4,546)	(11)	5,284

The net balance at December 31, 2006 in the foregoing table includes the following amounts:
–	Approximately €5,272 million (December 31, 2005: €5,171 million; December 31, 2004: €6,585 million) relating to property, plant and equipment owned by Group entities and branches located abroad.

–
Approximately €183 million (December 31, 2005: €83 million; December 31, 2004: €41 million) relating to property, plant and equipment being acquired under finance leases by the consolidated entities (Note 2-l discloses additional information on these items).

c)	Investment property
The fair value of investment property at December 31, 2006 and 2005 amounted to €425 million and €944 million respectively.
The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2006, 2005 and 2004 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.

17. Intangible assets
a)	Goodwill

The breakdown of “Goodwill,” based on the companies giving rise thereto (Note 3-c), is as follows:

	Thousands of Euros
	2006	2005	2004
Abbey (UK)	8,920,188	8,740,560	10,199,111
Totta Group (Portugal)	1,640,746	1,639,560	1,639,510
CC Holding (AKB Germany)	824,483	824,483	824,483
Banco Santander Chile	717,957	908,879	723,520
Grupo Financiero Santander Serfin (Mexico)	560,327	633,638	523,641
Meridional Group (Brazil)	458,202	469,372	352,785
Drive Group	412,986	—	—
Banesto	373,562	380,008	379,943
Santander Consumer Bank (Norway)	116,568	120,262	121,228
Finconsumo (Italy)	105,921	105,921	105,921
Interbanco, S.A.	89,743	—	—
Bansander Leasing, Corp. (Island Finance)	80,873	—	—
Banco Santander International	42,905	47,899	41,485
Unifin	37,490	—	—
PTF (Poland)	22,471	22,303	69,326
Other companies	108,313	125,360	109,588

	14,512,735	14,018,245	15,090,541

At least once per year (or whenever there is any indication of impairment), the Group reviews goodwill for impairment (i.e. a potential reduction in its recoverable value to below its carrying amount). For this purpose, it analyses the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation -including bankarization- among others); (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the Group carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital ratio, return on equity, among others); and (iii) the price earnings (P/E) ratio of the investments as compared with the P/E ratio of the stock market in the country in which the investments are located and that of comparable local financial institutions.
Based on the foregoing, and in accordance with the estimates, projections and measurements available to the Bank’s directors, with the exception of the impairment losses reflected in the following table (€13 million), these assets were not impaired in 2006, and the projected income attributable to the Group is at least equal to the amount recognized as “Goodwill.”

The changes in “Goodwill” were as follows:

	Millions of Euros
	2006	2005	2004
Balance at beginning of year	14,018	15,090	4,788
Additions (Note 3)	650	62	10,559
Of which:
Drive Group	422	—	—
Santander Financial Services Inc. (Island Finance)	96	—	—
Interbanco, S.A.	90	—	—
Unifin	37	—	—
Santander BanCorp	—	11	—
Abbey	—	—	10,264
Santander Consumer Bank AS (by Bankia)	—	45	—
Santander Consumer Bank AS (by Elcon)	—	—	120
PTF	—	—	59
Finconsumo	—	—	55

Definitive assessment of acquisitions (transfer to other intangible assets)	—	(1,856)	—
Of which:
Abbey	—	(1,753)	—
Santander Consumer Bank AS (by Elcon)	—	(28)	—
Santander Consumer Bank AS (by Bankia)	—	(22)	—
PTF	—	(52)	—

Impairment losses	(13)	—	(138)
Of which:
Cambios Sol, S.A.	(7)	—	—
Santander Financial Services Inc. (Island Finance)	(6)	—	—
Banco de Venezuela	—	—	(72)
Admón. Fondo Pensiones y Cesantías, S.A.	—	—	(61)

Disposals	(76)	(2)	—
Of which:
Banco Santander Chile	(67)	—	—

Exchange differences and other items	(66)	724	(119)

Balance at end of year	14,513	14,018	15,090

b)	Other intangible assets

The breakdown of the balance of “Other intangible assets” is as follows:

	Estimated	Thousands of Euros
	Useful Life	2006	2005	2004
With indefinite useful life:
Brand name	—	487,177	459,680	—
Of which: Abbey	—	469,099	459,680	—

With finite useful life:
Customer deposits (Abbey)	10 years	1,283,693	1,257,843	—
Credit cards (Abbey)	5 years	35,741	35,021	—
IT developments	3 years	1,309,678	1,207,606	815,949
Other assets	—	323,026	163,199	58,837
Accumulated amortization		(980,530)	(704,345)	(394,132)
Impairment losses		(14,679)	(207,978)	(67,921)

		2,444,106	2,211,026	412,733

The changes in “Other intangible assets” were as follows:

	Millions of Euros
	2006	2005	2004
Balance at beginning of year	2,211	413	397
Additions/Disposals (net)	757	403	370
Exchange differences and other changes (net)	(4)	67	(8)
Impairment losses	—	(131)	—
Transfers from “Goodwill”	—	1,856	—
Amortization	(520)	(397)	(346)

Balance at end of year	2,444	2,211	413

18. Prepayments and accrued income and Accrued expenses and deferred income
The breakdown of the balances of “Prepayments and accrued income” and “Accrued expenses and deferred income” is as follows:

	Thousands of Euros
	Assets			Liabilities
	2006	2005	2004	2006	2005	2004
Prepayments (*)	521,246	1,792,886	1,625,349	—	—	—

Accrued expenses	—	—	—	(2,197,921)	(2,012,861)	(3,463,095)
Other	1,060,597	1,176,333	1,404,379	(801,159)	(1,035,872)	(918,939)

	1,581,843	2,969,219	3,029,728	(2,999,080)	(3,048,733)	(4,382,034)

(*)	Of the amount relating to 2005, €1,160 million relate to Abbey’s insurance business.
19. Other assets — Other and Other liabilities — Other
The breakdown of the balances of these items is as follows:

	Thousands of Euros
	Assets			Liabilities
	2006	2005	2004	2006	2005	2004
Transactions in transit	163,655	122,316	38,142	(311,283)	(469,211)	(12,197)
Other	1,755,687	1,764,752	3,284,368	(3,147,457)	(1,043,697)	(4,105,965)

	1,919,342	1,887,068	3,322,510	(3,458,740)	(1,512,908)	(4,118,162)

20. Deposits from central banks and Deposits from credit institutions
The breakdown, by classification, counterparty, type and currency, of the balances of these items is as follows:

	Thousands of Euros
	2006	2005	2004
Classification:
Financial assets held for trading	39,690,713	31,962,919	25,224,743
Financial liabilities at amortized cost	73,345,224	116,659,488	58,525,596
Of which:
Deposits from central banks	16,529,557	22,431,194	8,067,860
Deposits from credit institutions	56,815,667	94,228,294	50,457,736

	113,035,937	148,622,407	83,750,339

Type:
Reciprocal accounts	411,314	190,885	39,162
Time deposits	63,589,635	47,224,471	42,459,721
Other demand accounts	2,225,037	7,383,695	4,191,073
Repurchase agreements	45,417,839	91,399,196	33,920,297
Central bank credit account drawdowns	1,348,815	2,369,406	3,107,895
Other financial liabilities associated with transferred financial assets	8,445	7,170	—
Hybrid financial liabilities	34,852	47,584	32,191

	113,035,937	148,622,407	83,750,339

Currency:
Euro	43,828,306	79,664,528	35,007,335
Pound sterling	24,543,241	26,488,413	18,199,276
US dollar	27,883,219	20,307,158	15,516,012
Other currencies	16,781,171	22,162,308	15,027,716

	113,035,937	148,622,407	83,750,339

Note 53 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

21.	Customer deposits
The breakdown, by classification, geographical area and type, of the balances of “Customer deposits” is as follows:

	Thousands of Euros
	2006	2005	2004
Classification:
Financial liabilities held for trading	16,572,444	14,038,543	20,541,225
Other financial liabilities at fair value through profit or loss	273,079	—	—
Financial liabilities at amortized cost	314,377,078	291,726,737	262,670,391

	331,222,601	305,765,280	283,211,616

Geographical area
Spain	120,485,991	107,117,818	102,249,913
European Union (excluding Spain)	136,730,342	133,274,597	135,209,492
United States and Puerto Rico	7,512,963	7,578,598	6,037,483
Other OECD countries	79,117	106,151	74,859
Latin America	64,984,913	56,395,157	38,499,807
Rest of the world	1,429,275	1,292,959	1,140,062

	331,222,601	305,765,280	283,211,616

Type:
Demand deposits
Current accounts	89,151,030	80,631,188	67,714,687
Savings accounts	93,717,633	90,471,827	78,849,072
Other demand deposits	2,025,095	1,747,720	3,720,956
Time deposits-
Fixed-term deposits	86,345,788	77,166,817	80,052,445
Home-purchase savings accounts	324,262	269,706	289,779
Discount deposits	7,132,341	16,128,577	10,163,257
Funds received under financial asset transfers	—	1	—
Hybrid financial liabilities	4,994,535	4,141,071	1,873,863
Other financial liabilities associated with transferred financial assets	—	20,346	—
Other time deposits	470,140	351,620	498,961
Notice deposits	45,849	33,713	24,911
Repurchase agreements	47,015,928	34,802,694	40,023,685

	331,222,601	305,765,280	283,211,616

Note 53 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.
22. Marketable debt securities
a)	Breakdown

The breakdown, by classification and type, of the balances of “Marketable debt securities” is as follows:

	Thousands of Euros
	2006	2005	2004
Classification:
Financial liabilities held for trading	17,522,108	19,821,087	11,791,579
Other financial liabilities at fair value through profit or loss	12,138,249	11,809,874	11,243,800
Financial liabilities at amortized cost	174,409,033	117,209,385	90,803,224

	204,069,390	148,840,346	113,838,603

Type:
Bonds and debentures outstanding	168,661,356	123,566,864	83,020,963
Notes and other securities	35,408,034	25,273,482	30,817,640

	204,069,390	148,840,346	113,838,603

At December 31, 2006, 2005 and 2004, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.
At December 31, 2006, asset-backed bonds amounted to €48,226 million (December 31, 2005: €27,997 million). In 2006 asset-backed bonds amounting to €21,380 million were issued, of which €11,004 million were issued by Abbey, €4,374 million by the Bank and €1,769 million by Santander Consumer Bank AG.
Additionally, total mortgage bonds at December 31, 2006 amounted to €42,425 million. In 2006 the Bank and Banesto issued mortgage bonds (cédulas hipotecarias) amounting to €7,500 million and €3,000 million, respectively. The mortgage bonds outstanding in connection with these issues totaled €36,224 million at December 31, 2006 (December 31, 2005: €27,250 million).
Note 53 contains a detail of the residual maturity periods of financial liabilities at amortized cost at 2006 and 2005 year-end and of the related average interest rates in those years.
b)	Bonds and debentures outstanding

The breakdown, by currency of issue, of the balance of this account is as follows:

				December 31, 2006
				Outstanding
				Issue Amount
				in Foreign	Annual
	Millions of Euros			Currency	Interest
Currency of Issue	2006	2005	2004	(Millions)	Rate (%)
Euro	112,622	78,499	52,819	112,622	3.82
US dollar	30,001	20,429	14,372	39,511	5.30
Pound sterling	21,128	19,274	10,798	14,187	5.21
Chilean peso	1,725	1,701	2,142	1,207,719	5.09
Other currencies	3,185	3,664	2,890	—	—

Balance at end of year	168,661	123,567	83,021

The changes in “Bonds and debentures outstanding” were as follows:

	Millions of Euros
	2006	2005	2004
Balance at beginning of year	123,567	83,021	30,355
Net inclusion of entities in the Group	1,895	—	39,658
Issues	76,956	52,670	19,477
Of which:
Banco Santander Central Hispano, S.A.-
Non-convertible debentures February and December — floating rate	4,374	—	3,500
Mortgage bonds — fixed rate	7,500	7,000	2,000

Banesto-
Mortgage bonds — fixed rate	3,000	4,000	3,750
Bonds	5,547	3,750	3,000
Santander International Debt, S.A., Sole-Shareholder Company:
Bonds — floating rate	11,709	10,169	3,891

Abbey-
Holmes Financing Series 10	5,851	—	—
Holmes Master Issuer Limited	5,153	—	—
Holmes Financing Series 9	—	5,540	—
Bonds in pounds sterling	6,608	3,729	—
Bonds in other currencies	7,284	9,156	—

Santander US Debt, S.A., Sole-Shareholder Company:-
Debentures — floating rate	3,785	5,086	—

CC-Bank AG-
Asset-backed bonds	1,769	1,668	—

Banco Santander Totta, S.A.-
Asset-backed bonds	3,808	736	—

FTA Santander Consumer Spain Auto 06-
Asset-backed bonds	1,350	—	—

Redemptions	(30,510)	(14,269)	(5,894)
Of which:
Banco Santander Central Hispano, S.A.	(3,038)	(1,000)	(1,744)
Banesto	(2,037)	(2,000)	(1,000)
Finconsumo	(179)	(102)	(300)
Abbey	(21,210)	(7,503)	—

Exchange differences	(1,557)	958	(270)
Other changes	(1,690)	1,187	(305)

Balance at end of year	168,661	123,567	83,021

c)	Notes and other securities

These notes were basically issued by Banco Santander Central Hispano, S.A., Abbey National North America LLC, Abbey National Treasury Services, plc, Santander Central Hispano Finance (Delaware), Inc., Banco Santander, S.A., Institución de Banca Múltiple, Grupo Financiero Santander, Santander Consumer Finance, S.A. and Banco Santander Totta, S.A.

23. Subordinated liabilities
a)	Breakdown

The detail, by currency of issue, of the balance of “Subordinated liabilities” is as follows:

				December 31, 2006
				Outstanding
				Issue Amount	Annual
	Thousands of Euros			in Foreign	Interest Rate
Currency of Issue	2006	2005	2004	Currency (Millions)	(%)
Euro	16,309,049	14,706,164	13,407,374	16,309	4.72
US dollar	6,898,455	7,843,846	9,145,510	9,085	7.18
Pound sterling	5,631,867	5,761,408	4,509,605	3,782	6.92
Other currencies	1,583,450	452,038	407,683	—

Balance at end of year	30,422,821	28,763,456	27,470,172

Note 53 contains a detail of the residual maturity periods of subordinated liabilities at 2006 and 2005 year-end and of the related average interest rates in 2006 and 2005.

b)	Changes

The changes in the balance of “Subordinated liabilities” were as follows:

	Millions of Euros
	2006	2005	2004
Balance at beginning of year	28,763	27,470	12,510
Net inclusion of entities in the Group	(459)	—	10,622
Of which:
Scottish Mutual Assurance, plc	(292)	—	—

Issues	5,881	2,507	5,284
Of which:
Santander Consumer Finance, S.A.-
September 2006	500	—	—

Banco do Estado de São Paulo, S.A. (Banespa)-
July 2016	728	—	—
September 2016	267	—	—
Perpetual	—	420	—

Abbey-
April 2015	—	501	—
April 2015	—	292	—

Santander Central Hispano Issuances, Ltd.-
March 2016	1,000	—	—
May 2018	500	—	—
June 2016	987	—	—
July 2017	997	—	—
September 2019	—	—	500
September 2014	—	—	500

Banesto-
March 2016 – floating rate	—	—	500

Santander Perpetual, S.A., Sole-Shareholder Company-
Perpetual	—	—	750

Santander Finance Capital, S.A.-
2004 preference shares	—	—	1,830
2005 preference shares	—	1,000	—

Redemptions	(2,265)	(2,410)	(465)
Of which:
Abbey	(763)	(551)	—
Santander Central Hispano Issuances, Ltd.	(1,369)	(1,189)	(193)

Exchange differences	(1,093)	659	(369)
Other changes	(404)	537	(112)

Balance at end of year	30,423	28,763	27,470

c)	Other information

For the purposes of payment priority preference shares are junior to all general creditors and to subordinated deposits. The payment of dividends on these shares, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

The other issues are subordinated and, therefore, rank junior to all general creditors of the issuers. The issues launched by Santander Central Hispano Issuances, Ltd., Santander Central Hispano Financial Services, Ltd., Santander Issuances, S.A., Santander Perpetual, S.A., Sole-Shareholder Company, Santander Finance Capital S.A.U. and Santander Finance Preferred S.A.U. are guaranteed by the Bank or by restricted deposits arranged by the Bank for this purpose.

At December 31, 2006, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares. Abbey has a GBP 200 million subordinated debt issue which is convertible, at Abbey’s option, into preference shares of Abbey, at a price of GBP 1 per share. Banco Santander, S.A. Institución de Banca Múltiple has two USD 150 million issues of unguaranteed subordinated preference debentures that are voluntarily convertible into ordinary shares of Banco Santander, S.A. Institución de Banca Múltiple, Grupo Financiero Santander.

24. Other financial assets and Other financial liabilities
The breakdown of the balances of these items is as follows:

	Thousands of Euros
	2006		2005		2004
	Other	Other	Other	Other	Other	Other
	Financial	Financial	Financial	Financial	Financial	Financial
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Declared dividends payable	—	—	—	(581,400)	—	(519,107)
Trade receivables (payables)	104,281	(3,070,870)	808,401	(2,907,828)	488,978	(1,257,047)
Clearing houses	760,839	(544,004)	913,953	(408,700)	856,962	(221,296)
Public agency revenue collection accounts	—	(2,031,137)	—	(1,758,574)	—	(1,549,948)
Factoring accounts payable	—	(284,331)	—	(169,627)	—	(148,409)
Bonds	3,478,722	(41,447)	2,639,426	(15,988)	1,990,397	(18,735)
Unsettled financial transactions	6,548,625	(1,978,120)	3,653,275	(1,369,389)	931,941	(1,166,132)
Other financial assets (liabilities)	2,182,878	(4,798,756)	1,614,388	(4,081,071)	727,256	(982,099)

	13,075,345	(12,748,665)	9,629,443	(11,292,577)	4,995,534	(5,862,773)

At December 31, 2006, 2005 and 2004, impairment losses amounted to €111,957 thousand, €110,704 thousand and €98,334 thousand, respectively (Note 10-c).
Note 53 contains a detail of the residual maturity periods of other financial assets and liabilities at 2006 and 2005 year-end.

25. Provisions
a)	Breakdown

The breakdown of the balance of “Provisions” is as follows:

	Thousands of Euros
	2006	2005	2004
Provisions for pensions and similar obligations	14,014,305	14,172,961	13,441,357
Provisions for contingent liabilities and commitments (Note 2):	598,735	487,048	360,594
Of which: country risk	57,216	11,529	8,096

Other provisions	4,613,473	5,162,981	4,221,973
Total provisions	19,226,513	19,822,990	18,023,924

b)	Changes

The changes in “Provisions” were as follows:

	Millions of Euros
	2006				2005				2004
		Contingent				Contingent				Contingent
		Liabilities and	Other			Liabilities and	Other			Liabilities and	Other
	Pensions	Commitments	Provisions	Total	Pensions	Commitments	Provisions	Total	Pensions	Commitments	Provisions	Total
Balances at beginning of year	14,173	487	5,163	19,823	13,441	361	4,222	18,024	11,297	291	3,211	14,799
Net inclusion of entities in the Group	—	—	1	1	(1)	—	—	(1)	1,734	—	1,138	2,872
Additions charged to income:
Interest expense and similar charges (Note 39)	735	—	—	735	641	—	—	641	650	—	—	650
Personnel expenses (Note 49)	223	—	—	223	246	—	—	246	96	—	—	96
Extraordinary charges	984	96	(1)	1,079	776	20	1,018	1,814	929	4	175	1,108

Other additions arising from insurance contracts linked to pensions	(6)	—	—	(6)	(10)	—	—	(10)	(46)	—	—	(46)
Payments to pensioners and early retirees with a charge to internal provisions	(1,422)	—	—	(1,422)	(1,258)	—	—	(1,258)	(1,076)	—	—	(1,076)
Insurance premiums paid	(2)	—	—	(2)	(8)	—	—	(8)	(4)	—	—	(4)
Payments to external funds	(743)	—	—	(743)	(212)	—	—	(212)	(37)	—	—	(37)
Amount used	—	—	(982)	(982)	—	(9)	(560)	(569)	—	—	(570)	(570)
Transfers, exchange differences and other changes	72	16	433	521	558	115	483	1,156	(102)	66	268	232

Balances at end of year	14,014	599	4,614	19,227	14,173	487	5,163	19,823	13,441	361	4,222	18,024

c)	Provisions for pensions and similar obligations

The breakdown of the balance of “Provisions for pensions and similar obligations” is as follows:

	Millions of Euros
	2006	2005	2004
Provisions for post-employment plans — Spanish entities	5,647	5,657	5,685
Provisions for other similar obligations — Spanish entities	4,527	4,269	4,099
Of which: early retirements	4,481	4,215	4,051

Provisions for post-employment plans — Abbey	1,642	1,788	1,728
Provisions for post-employment plans and other similar obligations — other foreign subsidiaries	2,198	2,459	1,929

Provisions for pensions and similar obligations	14,014	14,173	13,441

i. Spanish entities — Post-employment plans and other similar obligations
At December 31, 2006, 2005 and 2004, the Spanish consolidated entities had post-employment benefit obligations under defined benefit plans. On July 25, 2006, the Bank entered into an agreement with the employee representative to promote a defined contribution plan aimed at all current personnel. Also, in 2006, 2005 and 2004 some of the consolidated entities offered certain of their employees the possibility of taking early retirement and, therefore, provisions were recognized in those years for the obligations to employees taking early retirement -in terms of salaries and other employee welfare costs- from the date of early retirement to the date of effective retirement.
At December 31, 2006, 2005 and 2004, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions (to non-Group companies) to defined contribution plans amounted to €13 million in 2006, €2 million in 2005 and €8 million in 2004.
The amount of defined benefit obligations was determined by independent actuaries using the following actuarial techniques:
1.	Valuation method: projected unit credit method, which sees each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-Employment Plans			Other Similar Obligations
	2006	2005	2004	2006	2005	2004
Annual discount rate	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Mortality tables	GRM/F-95	GRM/F-95	GRM/F-95	GRM/F-95	GRM/F-95	GRM/F-95
	(PERM/F-2000	(PERM/F-2000	(PERM/F-2000	(PERM/F-2000	(PERM/F-2000	(PERM/F-2000
	in the case of	in the case of	in the case of	in the case of	in the case of	in the case of
	Banesto)	Banesto)	Banesto)	Banesto)	Banesto)	Banesto)
Cumulative annual CPI growth	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Annual salary increase rate	2.50% (2.9% in the	2.50% (2.9% in the	2.50% (2.9% in the	n/a	n/a	n/a
	case of Banesto)	case of Banesto)	case of Banesto)
Annual social security pension increase rate	1.5%	1.5%	1.5%	n/a	n/a	n/a

Annual benefit increase rate	n/a	n/a	n/a	0% to 1.5%	0% to 1.5%	0% to 1.5%
3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-Employment Plans			Other Similar Obligations
	2006	2005	2004	2006	2005	2004
Expected rate of return on plan assets	4.0%	4.0%	4.0%	—	—	—
Expected rate of return on reimbursement rights	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
The funding status of the defined benefit obligations is as follows:

	Millions of Euros
	Post-Employment Plans			Other Similar Obligations
	2006	2005	2004	2006	2005	2004
Present value of the obligations:
To current employees	1,215	1,207	1,180	—	—	—
Vested obligations to retired employees	4,958	4,942	5,005	—	—	—
To early retirees	—	—	—	4,481	4,215	4,051
Long-service bonuses and other obligations	—	—	—	46	54	48
Other	164	225	248	—	—	—

	6,337	6,374	6,433	4,527	4,269	4,099

Less:

Fair value of plan assets	203	211	212	—	—	—
Unrecognized actuarial (gains)/losses	482	506	536	—	—	—
Unrecognized past service cost	5	—	—	—	—	—

Provisions — Provisions for pensions	5,647	5,657	5,685	4,527	4,269	4,099

Of which:
Internal provisions for pensions	3,065	3,015	2,982	4,504	4,235	4,048
Insurance contracts linked to pensions (Note 14)	2,582	2,642	2,703	23	34	51

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Millions of Euros
	Post-Employment Plans			Other Similar Obligations
	2006	2005	2004	2006	2005	2004
Current service cost	55	54	47	3	6	1
Interest cost	239	255	296	156	150	138
Expected return on plan assets	(8)	(9)	(9)	—	—	—
Expected return on insurance contracts linked to pensions	(103)	(105)	(106)	(1)	(2)	(3)
Extraordinary charges-
Actuarial (gains)/losses recognized in the year	8	13	21	16	14	37
Past service cost	151	35	51	—	—	10
Early retirement cost	(24)	(13)	(111)	799	671	886
Other	(21)	(38)	(16)	(10)	(2)	(55)

Total	297	192	173	963	837	1,014

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of Euros
	Post-Employment Plans			Other Similar Obligations
	2006	2005	2004	2006	2005	2004
Present value of the obligations at beginning of year	6,374	6,433	6,529	4,269	4,099	3,671
Net inclusion of entities in the Group	—	—	—	—	—	—
Current service cost	55	54	47	3	6	1
Interest cost	239	255	296	156	150	138
Early retirement cost	(24)	(13)	(111)	799	671	886
Effect of curtailment/settlement	(21)	(38)	(16)	(10)	(2)	(55)
Benefits paid	(415)	(324)	(319)	(708)	(673)	(589)
Past service cost	156	35	51	—	—	10
Actuarial (gains)/losses	(25)	(26)	3	16	14	37
Other	(2)	(2)	(47)	2	4	—

Present value of the obligations at end of year	6,337	6,374	6,433	4,527	4,269	4,099

The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:
Plan assets

	Millions of Euros
	Post-Employment Plans
	2006	2005	2004
Fair value of plan assets at beginning of year	211	212	220
Expected return on plan assets	8	9	9
Actuarial gains/(losses)	(4)	1	(1)
Contributions	2	8	—
Benefits paid	(14)	(19)	(16)

Fair value of plan assets at end of year	203	211	212

Insurance contracts linked to pensions

	Millions of Euros
	Post-Employment Plans			Other Similar Obligations
	2006	2005	2004	2006	2005	2004
Fair value of insurance contracts linked to pensions at beginning of year	2,642	2,703	2,790	34	51	76
Expected return on insurance contracts (Note 38)	103	105	106	1	2	3
Actuarial gains/(losses)	(6)	(10)	(46)	—	—	—
Premiums paid	11	12	22	—	—	—
Benefits paid	(168)	(168)	(169)	(12)	(19)	(28)

Fair value of insurance contracts linked to pensions at beginning of year	2,582	2,642	2,703	23	34	51

In 2007 the Group expects to make contributions in Spain to fund its defined benefit pension obligations for amounts similar to those made in 2006.
The plan assets and the insurance contracts linked to pensions are instrumented through insurance policies.

The following table shows the estimated benefits payable at December 31, 2006 for the next ten years:

Millions
of Euros
2007	1,041
2008	993
2009	940
2010	883
2011	824
2012 to 2016	3,223

7,904

ii. Abbey
At December 31, 2006, 2005 and 2004, Abbey had defined contribution and defined benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to €5 million in 2006 and €6 million in 2005.
The amount of the defined benefits obligations was determined by independent actuaries using the following actuarial techniques:
1.	Valuation method: projected unit credit method, which sees each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2006	2005	2004
Annual discount rate	5.20%	4.85%	5.40%
Mortality tables	PA92MC C2006	PA92MC C2005	PA92/C14/C04
Cumulative annual CPI growth	3.0%	2.8%	2.8%
Annual salary increase rate	4.0%	4.3%	4.3%
Annual pension increase rate	3.0%	2.8%	2.8%
The funding status of the defined benefit obligations at December 31, 2006, 2005 and 2004 is as follows:

	Millions of Euros
	2006	2005	2004
Present value of the obligations	6,350	6,337	5,232
Less:
Fair value of plan assets	4,810	4,326	3,504
Unrecognized actuarial (gains)/losses	(102)	223	—
Unrecognized past service cost	—	—	—

Provisions — Provisions for pensions	1,642	1,788	1,728

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Millions of Euros
	2006	2005
Current service cost	119	131
Interest cost	309	294
Expected return on plan assets	(263)	(240)
Extraordinary charges:
Actuarial gains/losses recognized in the year	—	—
Past service cost	—	—
Early retirement cost	3	—

Total	168	185

The changes in the present value of the accrued defined benefit obligations in 2006, 2005 and 2004 were as follows:

	Millions of Euros
	2006	2005	2004
Present value of the obligations at beginning of year	6,337	5,232	—
Net inclusion of entities in the Group	—	—	5,232
Current service cost	119	131	—
Interest cost	309	294	—
Early retirement cost	3	—	—
Benefits paid	(178)	(102)	—
Actuarial (gains)/losses	(342)	570	—
Exchange differences and other items	102	212	—

Present value of the obligations at end of year	6,350	6,337	5,232

The changes in the fair value of the plan assets in 2006, 2005 and 2004 were as follows:

	Millions of Euros
	2006	2005	2004
Fair value of plan assets at beginning of year	4,326	3,504	—
Net inclusion of entities in the Group	—	—	3,504
Expected return on plan assets	263	240	—
Actuarial gains/losses	(13)	347	—
Contributions	303	238	—
Benefits paid	(178)	(102)	—
Exchange differences	109	99	—

Fair value of plan assets at end of year	4,810	4,326	3,504

Through Abbey, the Group expects to make contributions in 2007 to fund these defined benefit pension obligations for amounts similar to those made in 2006.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2006	2005	2004
Equity instruments	46%	51%	51%
Debt instruments	51%	48%	47%
Other	3%	1%	2%
The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.
The following table shows the estimated benefits payable at December 31, 2006 for the next ten years:

Millions
of Euros
2007	179
2008	192
2009	206
2010	222
2011	234
2012 to 2016	1,394

2,427

iii. Other foreign subsidiaries
Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.
At December 31, 2006, 2005 and 2004, these entities (Banespa and others) had defined contribution and defined benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to €19 million in 2006, €13 million in 2005 and €11 million in 2004.
The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located (in Brazil, AT-2000 mortality table, interest rate between 12.32% and 14.40%, and inflation and salary increase rates of 4%).
The funding status of the defined benefit obligations at December 31, 2006, 2005 and 2004 is as follows:

	Millions of Euros
	2006	2005	2004
Present value of the obligations	6,198	5,481	4,092
Less:
Fair value of plan assets	3,917	2,523	1,962
Unrecognized actuarial (gains)/losses	517	760	315
Unrecognized past service cost	—	2	—

Provisions — Provisions for pensions	1,764	2,196	1,815

Of which:
Internal provisions for pensions	2,198	2,459	1,929
Net assets for pensions	(224)	(55)	(10)
Unrecognized net assets for pensions	(210)	(208)	(104)

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Millions of Euros
	2006	2005	2004
Current service cost	46	54	48
Interest cost	574	413	380
Expected return on plan assets	(271)	(222)	(156)
Extraordinary charges:
Actuarial gains/losses recognized in the year	93	35	44
Past service cost	29	—	11
Early retirement cost	72	62	53
Other	(132)	—	(2)

Total	411	342	378

The changes in the present value of the accrued defined benefit obligations in 2006, 2005 and 2004 were as follows:

	Millions of Euros
	2006	2005	2004
Present value of the obligations at beginning of year	5,481	4,092	3,855
Current service cost	46	54	47
Interest cost	574	413	380
Early retirement cost	72	62	53
Effect of curtailment/settlement	(132)	—	(2)
Benefits paid	(513)	(423)	(306)
Past service cost	27	2	11
Actuarial (gains)/losses	72	455	28
Exchange differences and other items	571	826	26

Present value of the obligations at end of year	6,198	5,481	4,092

The changes in the fair value of the plan assets in 2006, 2005 and 2005 were as follows:

	Millions of Euros
	2006	2005	2004
Fair value of plan assets at beginning of year	2,523	1,962	1,698
Expected return on plan assets	271	222	156
Actuarial gains/(losses)	12	9	98
Contributions	461	168	151
Benefits paid	(199)	(165)	(136)
Exchange differences and other items	849	327	(5)
Fair value of plan assets at end of year	3,917	2,523	1,962
In 2007 the Group expects to make contributions to fund these defined benefit pension obligations for amounts similar to those made in 2006.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2006	2005	2004
Equity instruments	27%	28%	25%
Debt instruments	61%	64%	61%
Properties	3%	4%	6%
Other	8%	4%	7%
The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.
The following table shows the estimated benefits payable at December 31, 2006 for the next ten years:

Millions
of Euros
2007	406
2008	420
2009	434
2010	449
2011	464
2012 to 2016	2,563

4,736

d)	Other provisions

The balance of “Provisions — Other provisions,” which includes, inter alia, provisions for restructuring costs and tax and legal litigation, was estimated using prudent calculation procedures in keeping with the uncertainty inherent in the obligations covered. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation; in certain cases, these obligations have no fixed settlement period and, in other cases, are based on litigation in progress.

The breakdown of the balance of “Provisions — Other provisions” is as follows:

	Millions of Euros
	2006	2005	2004
Provisions for contingencies and commitments in operating units:
Recognized by Spanish companies	892	937	929
Of which:
Bank	400	376	483
Banesto	249	331	349

Recognized by other EU companies	1,230	1,876	1,597
Of which: Abbey	931	1,458	1,138

Recognized by other companies	2,492	2,350	1,696
Of which:
Brazil	1,795	1,318	1,056
Mexico	193	233	143

	4,614	5,163	4,222

e) Litigation
i. Tax disputes
At December 31, 2006, the main tax disputes concerning the Group were as follows:
–
The “Mandado de Segurança” filed by Banespa claiming its right to pay Brazilian income tax at a rate of 8%. On June 15, 2005, an unfavorable judgment was handed down against Banespa at first instance, which was appealed against at the Federal Regional Court, together with the application for the preliminary effects to remain in force. A decision has not yet been handed down by the Court.

–
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

–
A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. The legal advisers of Abbey National Treasury Services plc considered that the grounds to contest this claim were well-founded, proof of which is that a favorable judgment was handed down at first instance in September 2006, although the judgment was appealed against by the tax authorities in January 2007. However, in December 2006 an unfavorable judgment for another taxpayer was handed down on another proceeding which might affect this case.

At December 31, 2006, other less significant tax litigation was in progress.
ii. Legal litigation
At December 31, 2006, the main legal litigation concerning the Group was as follows:
–
Casa de Bolsa Santander Serfin, S.A. de C.V. (Casa de Bolsa): In 1997 Casa de Bolsa Santander Serfin, S.A. de C.V. was sued for an alleged breach of various stock brokerage contracts. On July 6, 1999, Civil Court number thirty-one of the Federal District handed down a judgment ordering Casa de Bolsa to return to the plaintiff 2,401,588 shares of México 1 and 11,219,730 shares of México 4 at their market value and to pay MXP 15 million, plus interest calculated at the average percentage borrowing cost (C.P.P.) multiplied by four.

After numerous appeals were filed concerning the method used for calculating this interest, a final judgment was handed down ruling that the interest should not be capitalized. The estimated total indemnity payable, including the principal amount of the deposit, the uncapitalized interest and the value of the shares that must be returned, amounts to USD 26.7 million.

–	Misselling: claims associated with the sale by Abbey of certain financial products to its customers.

The provisions recorded by Abbey in this connection were calculated on the basis of the best estimate of the number of claims that would be received, of the percentage of claims that would be upheld and of the related amounts.

–
LANETRO, S.A.: claim (ordinary lawsuit no. 558/2002) filed by LANETRO, S.A. against Banco Santander Central Hispano, S.A. at Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to €30.05 million of a capital increase at the plaintiff.

On December 16, 2003, a judgment was handed down dismissing the plaintiff’s request. The subsequent appeal filed by LANETRO was upheld by a decision of the Madrid Provincial Appellate Court on October 27, 2006.

The Bank has prepared a cassation appeal against this decision.

–
Galesa de Promociones, S.A.: small claims proceeding at Elche Court of First Instance no. 4 (case no. 419/1994), in connection with the claim filed by Galesa de Promociones, S.A. (Galesa) requesting the Court to annul a previous legal foreclosure proceeding brought by the Bank against the plaintiff in 1992, which culminated in the foreclosure of certain properties that were subsequently sold by auction.

The judgments handed down at first and second instance were in the Bank’s favor. The cassation appeal filed by Galesa at the Supreme Court was upheld by virtue of a decision on November 24, 2004 which ordered the reversal of the legal foreclosure proceeding to before the date on which the auctions were held. On June 8, 2006, Galesa filed a claim for the enforcement of the decision handed down by the Supreme Court, requesting that the Bank be ordered to pay €56 million, the estimated value of the properties, plus a further €33 million for loss of profit. The Bank challenged this claim on the grounds that the Supreme Court decision could not be enforced –since no order had been pronounced against the Bank, but rather a proceeding had merely been annulled– and it also argued that the damages requested would have to be ruled upon by an express court decision, which had not been pronounced.

The Elche Court of First Instance, by virtue of an order dated September 18, 2006, found in favor of the Bank, and referred the plaintiff to the appropriate ordinary proceeding for the valuation of the aforementioned damages. Galesa filed an appeal for reconsideration, which was dismissed by a resolution on November 11, 2006. Galesa has announced its intention to lodge an appeal against this resolution at the Alicante Provincial Appellate Court. This appeal, which has not yet been filed, will be duly contested by the Bank at the appropriate time.

–
Declaratory large claims action brought at Madrid Court of First Instance No. 19 (case No. 87/2001) in connection with a claim filed by Inversión Hogar, S.A. against the Bank. This claim sought the termination of a settlement agreement entered into between the Bank and the plaintiff on December 11, 1992. On May 19, 2006, a judgment was handed down at first instance, whereby the agreement was declared to be terminated and the Bank was ordered to pay €1.8 million, plus the related legal interest since February 1997, to return a property that was given in payment under the aforementioned agreement, to pay an additional €72.9 million relating to the replacement value of the assets foreclosed, and subsequently sold, by the Bank, and to pay all the related court costs. The Bank and Inversión Hogar, S.A. filed appeals against the judgment. Inversión Hogar, S.A. sought provisional enforcement of the judgment, which was contested by the Bank. On March 2, 2007, a decision was handed down upholding the Bank’s objection to the enforcement of the judgment.

–
BTOB Factory Ventures S.A. (BTOB): the dispute between Consalvi International Inc. (Consalvi) and the Bank arising from the “Framework Agreement” entered into between BTOB and Consalvi International Inc. on October 2, 2000. On that same date, the Bank subscribed to this agreement in its capacity as shareholder of BTOB, and assumed certain of the commitments stipulated therein.

Consalvi requested that the Bank honor its obligation to acquire from it 16,811 shares of BTOB at a price of approximately USD 67 million. Since the negotiations held to seek a solution to this matter proved unsuccessful, a request for arbitration was filed against the Bank in New York, as provided for in the agreement.

The arbitration conducted in 2005 at the International Centre for Dispute Resolution of the American Arbitration Association culminated in an arbitral award on September 1, 2005, which ruled that the Bank had not fulfilled its contractual obligations and ordered it to pay USD 68 million (€57 million), plus interest.

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

On June 22, 2006 the parties reached an out-of-court settlement whereby the litigation was definitively finalized and the related provisions were used and released.
At December 31, 2006, other less significant legal litigation was in progress.
* * * * *

At December 31, 2006, 2005 and 2004, the Group had recorded provisions that reasonably cover any contingencies that might arise from these tax and legal proceedings.
26. Equity having the substance of a financial liability
This category includes the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity.
These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties and, except for the shares of Abbey amounting to GBP 325 million, are redeemable at the discretion of the issuer, based on the terms and conditions of each issue.
The changes in the balance of “Equity having the substance of a financial liability” were as follows:

	Thousands of Euros
	2006	2005	2004
Balance at beginning of year	1,308,847	2,124,222	3,908,084
Inclusion of companies in the Group	—	—	877,477
Redemptions	(472,925)	(944,968)	(2,624,283)
Of which:
Totta & Açores Financing, Limited	(118,483)	—	—
Abbey National, plc	(354,442)	—	—
BSCH Finance, Ltd.	—	(754,774)	(2,057,390)
BCH Capital, Ltd.	—	(190,194)	—

Exchange differences and other changes	(167,594)	129,593	(37,056)

Balance at end of year	668,328	1,308,847	2,124,222

The detail of the issuers and of the most significant terms and conditions of the issues at December 31, 2006 is as follows:

	Millions
	2006		2005		Annual
	Equivalent	Foreign	Equivalent	Foreign	Interest		Redemption
Issuer and Currency of Issue	Euro Value	Currency	Euro Value	Currency	Rate (%)		Option (1)
Banesto Holdings Ltd. (US dollars)	59	77	66	77	10.50%		06/30/12
Totta Açores Financing Limited (US dollars)	—	—	127	150	8.88%		10/11/06
Pinto Totta International Finance Limited (US dollars)	95	125	212	250	7.77	%(2)	08/01/07
Abbey (US dollars)	—	—	381	450	7.38%		11/09/06

Abbey (pounds sterling)	484	325	474	325	8.63% to 10.38%		No option
Valuation adjustments	30	—	49	—	—		—

Balance at end of year	668		1,309

(1)	From these dates, the issuer can redeem the shares, subject to prior authorization by the national supervisor.

(2)	Return until August 1, 2007. 6-month US dollar Libor + 2.75% from this date.
27. Tax matters
a)	Consolidated Tax Group
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

b)	Years open for review by the tax authorities

At December 31, 2006, the consolidated tax group had the years from 2003 to 2006 open for review in relation to the main taxes applicable to it.

The other consolidated entities have the corresponding years open for review, pursuant to their respective tax regulations.

In 2006 there were no significant developments in connection with the tax disputes at the different instances, which were pending resolution at December 31, 2005.

The tax audit of 2001 and 2002 for the main taxes applicable to the consolidated tax group was completed in March 2007. Most of the tax assessments issued were signed on a contested basis.

Because of the possible different interpretations which can be made of the tax regulations, the outcome of the tax audits of the years reviewed and of the open years might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Group’s tax advisers consider that the possibility of such contingent liabilities becoming actual liabilities is remote, and that in any event the tax charge which might arise therefrom would not materially affect the consolidated financial statements of the Group.

c)	Reconciliation

The reconciliation of the corporation tax expense calculated at the statutory tax rate to the income tax expense recognized is as follows:

	Millions of Euros
	2006	2005	2004
Consolidated profit before tax
From continuing operations	9,150	7,800	4,387
From discontinued operations	1,685	341	206

	10,835	8,141	4,593

Corporation tax at 35%	3,792	2,849	1,608
Decreases due to permanent differences	(1,022)	(981)	(676)
Of which:
Due to effect of different tax rates	(1,364)	(627)	(398)
Due to effect on deferred taxes of change in Spanish tax rate	491	—	—

Income tax of Group companies, per local books	2,770	1,868	932

Net increases (decreases) due to other permanent differences	(568)	(539)	(383)
Other, net	388	62	48

Current income tax	2,590	1,391	597

Of which:
Continuing operations	2,294	1,275	526
Discontinued operations	296	116	71

Of which:
Current tax	2,003	837	409
Deferred taxes	587	554	188

Taxes paid in the year	949	1,036	585

The effective tax rate is as follows:

	Millions of Euros
	2006	2005	2004
Consolidated tax group	4,212	3,281	1,770
Other Spanish entities	1,518	389	287
Foreign entities	5,105	4,471	2,536

	10,835	8,141	4,593

Income tax	2,590	1,391	597

Effective tax rate	23.90%	17.09%	13.00%
d)	Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Group recognized the following amounts in consolidated equity:

	Millions of Euros
	2006	2005	2004
Tax charged to equity	(418)	(438)	(477)
Measurement of available-for-sale fixed-income securities	(276)	(184)	(256)
Measurement of available-for-sale equity securities	(99)	(230)	(221)
Measurement of cash flow hedges	(43)	(24)	—

Tax credited to equity	—	—	1
Measurement of cash flow hedges	—	—	1

Total	(418)	(438)	(476)

e)	Deferred taxes

The balance of “Tax assets” in the consolidated balance sheets includes debit balances with the tax authorities relating to deferred tax assets. The balance of “Tax liabilities” includes the liability for the Group’s various deferred tax liabilities.

The detail of the balances of “Deferred tax assets” and “Deferred tax liabilities” is as follows:

	Millions of Euros
	2006	2005	2004
Deferred tax assets	9,156	8,909	8,342
Of which:
Banespa	1,577	1,201	806
Abbey	1,517	1,390	1,196
Early retirements	1,482	1,286	1,274
Other pensions	966	1,225	1,256

Deferred tax liabilities	3,778	2,767	2,871
Of which:
Abbey	799	957	796
Banespa	149	33	117
Banco Santander (Mexico)	159	6	13
Santander Consumer Bank Aktiengesellschaft	104	83	59
Valuation adjustments	425	560	500

The changes in the balances of “Deferred tax assets” and “Deferred tax liabilities” were as follows:

	Millions of Euros
			Foreign
			Currency	Charge/Credit
			Balance	to Asset
	Balances at		Translation	and Liability	Acquisitions	Balances at
	December 31,	(Charge)/Credit	Differences and	Revaluation	for the Year	December 31,
	2005	to Income	Other Items	Reserve	(Net)	2006
Deferred tax assets	8,909	148	225	(22)	(104)	9,156
Deferred tax liabilities	(2,767)	(735)	(252)	112	(136)	(3,778)

Total	6,142	(587)	(27)	90	(240)	5,378

f)	Other information

In conformity with the Listing Rules Instrument 2005 published by the UK Financial Services Authority, it is hereby stated that shareholders of the Bank resident in the United Kingdom will be entitled to a tax credit in respect of the withholdings the Bank is required to make from the dividends to be paid to them. The shareholders of the Bank resident in the United Kingdom who hold their ownership interest in the Bank through Grupo Santander Nominee Service will be informed directly of the amount thus withheld and of any other data they may require to complete their tax returns in the United Kingdom. The other shareholders of the Bank resident in the United Kingdom should contact their bank or securities broker.

28. Minority interests
“Minority interests” include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.
a)	Breakdown

The detail, by Group company, of the balance of “Equity – Minority interests” is as follows:

	Thousands of Euros
	2006	2005	2004
Grupo Financiero Santander Serfin, S.A. de C.V. (Note 3)	657,013	609,728	345,293
Banesto	303,889	767,833	671,994
Banco Santander Chile	234,726	146,192	111,002
Brazil Group	45,161	44,275	35,406
Santander BanCorp	31,311	29,539	33,107
Other companies	298,837	720,990	498,150

	1,570,937	2,318,557	1,694,952

Profit for the year attributed to minority interests	649,806	529,666	390,364
Of which:
Banesto Group	260,591	149,143	100,554
Grupo Financiero Santander Serfin, S.A. de C.V.	166,103	139,885	124,922
Banco Santander Chile	84,640	58,153	45,097
Somaen-Dos, S.L.	77,177	138,919	86,435
Brazil Group	10,568	11,559	12,686
Santander BanCorp	3,053	6,680	7,036

	2,220,743	2,848,223	2,085,316

b)	Changes

The changes in the balance of “Minority interests” are summarized as follows:

	Millions of Euros
	2006	2005	2004
Balance at beginning of year	2,848	2,085	1,961
(Net) inclusion of companies in the Group and changes in scope of consolidation	(1,050)	34	—
Change in proportion of ownership interest	72	(1)	(64)
Valuation adjustments	15	49	(18)
Dividends paid to minority interests	(160)	(137)	(161)
Changes in share capital	(29)	(25)	32
Exchange differences and other items	(125)	313	(55)
Profit for the year attributed to minority interests	650	530	390

Balance at end of year	2,221	2,848	2,085

29. Valuation adjustments
The balances of “Valuation adjustments” include the amounts, net of the related tax effect, of adjustments to the assets and liabilities recognized temporarily in equity through the statement of changes in equity until they are extinguished or realized, when they are recognized definitively as shareholders’ equity through the consolidated income statement. The amounts arising from subsidiaries, jointly controlled entities and associates are presented, on a line by line basis, in the appropriate items according to their nature.
“Valuation adjustments” include the following items:
a)	Available-for-sale financial assets

This item includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets.

The changes in this item were as follows:

	Thousands of Euros
	2006	2005	2004
Balance at beginning of year	1,941,690	1,936,818	2,048,689
Revaluation gains	1,663,713	911,814	925,454
Income tax	(144,772)	(23,468)	(215,770)
Amounts transferred to income statement	(1,177,308)	(883,474)	(821,555)

Balance at end of year	2,283,323	1,941,690	1,936,818

Of which:
Fixed-income	594,719	407,084	546,464
Equities	1,688,604	1,534,606	1,390,354
b)	Cash flow hedges

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

The changes in these two items were as follows:

	Thousands of Euros
	2006	2005	2004
Balance at beginning of year	1,065,000	(157,467)	—
Revaluation gains (losses)	(529,982)	1,388,998	(160,853)
Amounts transferred to income statement	3,164	(166,531)	3,386

Balance at end of year	538,182	1,065,000	(157,467)

Of which:
Arising on consolidation:
Subsidiaries (Note 25):	549,211	1,061,515	(154,185)
Brazil Group	456,412	544,228	10,839
Chile Group	(40,677)	178,260	(10,796)
Mexico Group	(217,746)	87,093	(65,256)
Abbey	490,771	264,769	(79,155)
Other	(139,549)	(12,835)	(9,817)

Associates (Note 13)	(11,029)	3,485	(3,282)
30. Shareholders’ equity
“Shareholders’ equity” includes the amounts of equity contributions from shareholders, accumulated profit or loss recognized through the consolidated income statement, and components of compound financial instruments having the substance of permanent equity. Amounts arising from subsidiaries and jointly controlled entities are presented in the appropriate items based on their nature.

The changes in “Shareholders’ equity” were as follows:

	Thousands of Euros
				Reserves of			Profit
				Entities			(Loss)
				Accounted	Other		Attributed	Dividends
	Share	Share	Accumulated	for Using the	Equity	Treasury	to the	and
	Capital	Premium	Reserves	Equity Method	Instruments	Shares	Group	Remuneration	Total
Balances at January 1, 2004	2,384,201	8,720,722	7,631,559	602,807	58,567	(39,122)	—	(739,101)	18,619,633
Consolidated profit for the year	—	—	—	—	—	—	3,605,870	—	3,605,870
Dividends/Remuneration	—	—	(1,444,387)	—	—	—	—	(571,561)	(2,015,948)
Issues (reductions)	742,947	11,797,995	(1,472)	—	—	—	—	—	12,539,470
Purchase and sale of own equity instruments	—	—	(39,845)	—	—	(87,378)	—	—	(127,223)
Payments with equity instruments	—	—	—	—	—	—	—	—	—
Transfers	—	(148,589)	139,840	8,749	—	—	—	—	—
Other	—	—	(29,063)	9,639	35,000	—	—	—	15,576

Balances at December 31, 2004	3,127,148	20,370,128	6,256,632	621,195	93,567	(126,500)	3,605,870	(1,310,662)	32,637,378

Consolidated profit for the year	—	—	—	—	—	—	6,220,104	—	6,220,104
Appropriation of profit for the year	—	—	3,279,608	326,262	—	—	(3,605,870)	—	—
Dividends/Remuneration	—	—	(1,721,691)	(115,582)	—	—	—	(433,537)	(2,270,810)
Issues (reductions)	—	—	(2,531)	—	—	—	—	—	(2,531)
Purchase and sale of own equity instruments	—	—	26,421	—	—	73,432	—	—	99,853
Payments with equity instruments	—	—	—	—	19,167	—	—	—	19,167
Transfers	—	—	267,052	(243,462)	(23,590)	—	—	—	—
Other	—	—	(5,351)	15,236	(11,666)	—	—	—	(1,781)

Balances at December 31, 2005	3,127,148	20,370,128	8,100,140	603,649	77,478	(53,068)	6,220,104	(1,744,199)	36,701,380

Consolidated profit for the year	—	—	—	—	—	—	7,595,947	—	7,595,947
Appropriation of profit for the year	—	—	5,828,922	391,182	—	—	(6,220,104)	—	—
Dividends/Remuneration	—	—	(2,495,742)	(109,173)	—	—	—	406,981	(2,197,934)
Issues (reductions)	—	—	(4,163)	—	—	—	—	—	(4,163)
Purchase and sale of own equity instruments	—	—	9,627	—	—	(73,733)	—	—	(64,106)
Payments with equity instruments	—	—	—	—	19,167	—	—	—	19,167
Transfers	—	—	79,346	(44,369)	(34,977)	—	—	—	—
Other	—	—	(26,460)	(43,479)	450	—	—	—	(69,489)

Balances at December 31, 2006	3,127,148	20,370,128	11,491,670	797,810	62,118	(126,801)	7,595,947	(1,337,218)	41,980,802

Parent	3,127,148	20,370,128	6,600,033	—	45,973	(21,640)	3,256,190	(1,337,218)	32,040,614
Subsidiaries	—	—	4,839,892	—	16,145	(105,161)	3,836,817	—	8,587,693
Jointly controlled entities	—	—	51,745	—	—	—	76,323	—	128,068
Associates	—	—	—	797,810	—	—	426,617	—	1,224,427
31. Issued capital
a)	Changes

The changes in the Bank’s share capital were as follows:

	Share Capital
	Number of	Par Value
	Shares	(Euros)
Number of shares and par value of share capital at December 31, 2003	4,768,402,943	2,384,201,472
Capital increases:
Acquisition of Abbey shares (Note 3-c)	1,485,893,636	742,946,818

Number of shares and par value of share capital at December 31, 2004, 2005 and 2006	6,254,296,579	3,127,148,290

The Bank’s shares are listed on the computerized trading system of the Spanish stock exchanges and on the New York, London, Milan, Lisbon, Buenos Aires and Mexico stock exchanges, and all shares have the same features and rights. At December 31, 2006, the only shareholders with an ownership interest in the Bank’s share capital of over 3% were Chase Nominees Ltd. (with a 9.87% holding), State Street Bank & Trust (with a 5.35% holding) and EC Nominees Ltd. (with a 4.93% holding).

b)	Other considerations

At December 31, 2006, the additional share capital authorized by the shareholders at the Annual General Meeting of the Bank amounted to €1,939 million.

The shareholders at the Annual General Meeting on June 17, 2006 resolved to increase capital by €375 million, and fully empowered the Board of Directors, for a period of one year, to set and establish the terms and conditions for this capital increase in all matters not already provided for by the Annual General Meeting. In exercising these powers, the Board of Directors must determine whether the capital increase is to be performed through the issuance of new shares or by increasing the par value of the shares outstanding.

Also, the shareholders at the aforementioned Annual General Meeting authorized the Bank’s Board of Directors to issue fixed-income securities for up to a maximum amount of €35,000 million or the equivalent amount in another currency, by any lawful means. The shareholders at the Annual General Meeting on June 21, 2003 authorized the Board of Directors to issue fixed-income securities convertible into new shares and/or exchangeable for outstanding shares for up to €4,000 million over a five-year period, and empowered the Bank’s Board of Directors to increase capital by the required amount to cater for the requests for conversion.

At December 31, 2006, the shares of the following companies were listed on official stock markets: Banco Río de la Plata, S.A.; Banco de Venezuela, S.A.; Banco Santander Colombia, S.A.; Santander BanCorp (Puerto Rico); Grupo Financiero Santander Serfin, S.A. de C.V.; Banco Santander Chile; Cartera Mobiliaria, S.A., S.I.C.A.V.; Ajalvir S.I.C.A.V., S.A.; Santander Chile Holding, S.A.; Inmuebles B de V 1985 C.A.; Banespa; Banesto; Portada, S.A. and Capital Variable S.I.C.A.V., S.A.

The number of Bank shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) was 42,435,424, which represented 0.68% of the Bank’s share capital. In addition, the number of Bank shares owned by third parties and received as security was 17,829,400 (equal to 0.285% of the Bank’s share capital).

At December 31, 2006, the capital increases in progress at Group companies and the additional capital authorized by their shareholders at the respective Annual General Meetings were not material at Group level.

32. Share premium
“Share premium” includes the amount paid up by the Bank’s shareholders in capital issues in excess of the par value.
The Consolidated Spanish Companies Law expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognized and does not establish any specific restrictions as to its use.
33. Reserves
a)	Definitions

The balance of “Shareholders’ equity – Reserves – Accumulated reserves” includes the net amount of the accumulated profit or loss recognized in previous years through the consolidated income statement that, in the distribution of profit, was appropriated to equity, and the own equity instrument issuance expenses and the differences between the selling price of treasury shares and the cost of acquisition thereof.

The balance of “Shareholders’ equity – Reserves of entities accounted for using the equity method” includes the net amount of the accumulated profit or loss generated in previous years by entities accounted for using the equity method, recognized through the consolidated income statement.

b)	Breakdown

The breakdown of the balances of these reserve accounts is as follows:

	Thousands of Euros
	2006	2005	2004
Accumulated reserves:
Restricted reserves-
Legal reserve	625,430	625,430	625,430
Reserve for treasury shares	378,700	173,103	229,672
Revaluation reserve Royal Decree-Law 7/1996	42,666	42,666	42,666
Reserve for retired capital	10,610	—	—

Voluntary reserves (*)	3,711,534	3,791,677	3,646,801
Consolidation reserves attributed to the Bank	1,831,093	992,066	260,333
Reserves at subsidiaries	4,891,637	2,475,198	1,451,730

	11,491,670	8,100,140	6,256,632

Reserves of entities accounted for using the equity method:
Associates	797,810	603,649	621,195
Of which:
Cepsa	662,172	469,763	342,318
Unión Fenosa	—	—	151,092
Attijariwafa Bank	111,701	102,692	99,816

	12,289,480	8,703,789	6,877,827

(*)
They include the reserves stipulated by Article 81 of the Consolidated Spanish Companies Law for an amount equal to the loans granted by Group companies to third parties for the acquisition of treasury shares.

i. Legal reserve
Under the Consolidated Companies Law, Spanish entities must transfer 10% of net profit for each year to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount.
ii. Reserve for treasury shares
Pursuant to the Consolidated Companies Law, a restricted reserve has been recorded for an amount equal to the carrying amount of the Bank shares owned by subsidiaries. The balance of this reserve will become unrestricted when the circumstances which gave rise to its mandatory recording cease to exist. Additionally, this reserve covers the outstanding balance of loans granted by the Group secured by Bank shares.
iii. Revaluation reserve Royal Decree Law 7/1996, of June 7.
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

iv. Reserves at subsidiaries
The detail, by company, of the balance of “Reserves at subsidiaries”, based on the subsidiaries’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

	Millions of Euros
	2006	2005	2004
Banco Español de Crédito, S.A. (Banesto) (Consolidated Group)	2,312	1,809	1,404
Banco Santander Serfin, S.A. (Consolidated Group)	1,336	998	760
Banespa (Consolidated Group)	976	927	678
Banco Santander Totta, S.A. (Consolidated Group)	784	642	554
Abbey Group	742	—	—
Banco Santander Chile (Consolidated Group)	473	215	203
Banco de Venezuela, S.A.C.A. (Consolidated Group)	402	272	195
Grupo Santander Consumer Finance, S.A.	304	302	292
Cartera Mobiliaria, S.A., S.I.C.A.V.	281	241	230
Santander Central Hispano Investment, S.A.	167	129	129
Banco Santander International (United States)	156	138	124
Banco Santander (Suisse), S.A.	110	90	59
Banco Santander de Negocios Portugal, S.A.	63	44	119
Banco Río de la Plata, S.A.	(587)	(379)	(377)
Exchange differences	(3,167)	(3,167)	(3,167)
Consolidation adjustments and other companies	540	214	249

Total	4,892	2,475	1,452

Of which: restricted	740	556	444

34. Other equity instruments and Treasury shares
a)	Other equity instruments

“Other equity instruments” includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognized in other “Shareholders’ equity” items.

b)	Treasury shares

The balance of “Shareholders’ equity – Treasury shares” includes the amount of equity instruments held by all the Group entities.

Transactions involving own equity instruments, including their issuance and cancellation, are recognized directly in equity, and no profit or loss may be recognized on these transactions. The costs of any transaction involving own equity instruments are deducted directly from equity, net of any related tax effect.

The shareholders at the Bank’s Annual General Meeting on June 17, 2006 set the maximum number of Bank shares that the Bank and/or any Group subsidiary are authorized to acquire at 5% of the fully paid share capital amount, at a minimum share price which cannot be lower than par value and a maximum share price of up to 3% higher than the quoted price on the computerized trading system of the Spanish stock exchanges at the date of acquisition.

The Bank shares owned by the consolidated companies accounted for 0.12% of issued capital (0.15% including derivatives on own equity instruments) at December 31, 2006 (December 31, 2005: 0.08%; December 31, 2004: 0.2%).

The average purchase price of the Bank’s shares in 2006 was €11.98 per share and the average selling price was €11.90 per share (2005: €9.71 and €9.77 per share, respectively; 2004: €9.0 and €8.8 per share, respectively).

The effect on equity arising from transactions involving Bank shares (gains of €10 million in 2006, gains of €26 million in 2005 and losses of €40 million in 2004) was recognized in equity.
35. Off-balance-sheet items
“Off-balance-sheet items” relate to balances representing rights, obligations and other legal situations that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the consolidated entities although they may not impinge on their net assets.
a)	Contingent liabilities

“Contingent liabilities” includes all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contract. The breakdown is as follows:

i. Financial guarantees
Financial guarantees are the amounts that would be payable by the consolidated entities on behalf of third parties as a result of the commitments assumed by those entities in the course of their ordinary business, if the parties who are originally liable to pay failed to do so.
The breakdown of “Financial guarantees” is as follows:

	Millions of Euros
	2006	2005	2004
Bank guarantees and other indemnities provided	52,697	44,251	28,534
Credit derivatives sold	478	180	—
Irrevocable documentary credits	5,029	3,767	2,978
Other financial guarantees	1	2	—

	58,205	48,200	31,512

A significant portion of these guarantees will expire without any payment obligation materializing for the consolidated entities and, therefore, the aggregate balance of these commitments cannot be considered as an actual future need for financing or liquidity to be provided by the Group to third parties.
Income from guarantee instruments is recognized under “Fee and commission income” in the consolidated income statements and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee.
ii. Assets earmarked for third-party obligations
“Assets earmarked for third-party obligations” includes the carrying amount of the assets owned by the consolidated entities that have been earmarked for the full performance of customer transactions.
iii. Other contingent liabilities
This item includes the amount of any contingent liability not included in other items.
b)	Contingent commitments

“Contingent commitments” includes those irrevocable commitments that could give rise to the recognition of financial assets.

The breakdown of “Contingent commitments” is as follows:

	Millions of Euros
	2006	2005	2004
Drawable by third parties	91,690	77,678	63,111
Financial asset forward purchase commitments	1,449	991	1,072
Regular way financial asset purchase contracts	3,202	9,886	3,661
Securities subscribed but not paid	83	196	122
Securities placement and underwriting commitments	3	16	9
Documents delivered to clearing houses	6,013	6,030	5,646
Other contingent commitments	809	1,466	1,240

	103,249	96,263	74,861

36. Other disclosures
a)	Notional amounts of trading and hedging derivatives

The breakdown of the notional and/or contractual amounts of the trading and hedging derivatives held by the Group at December 31, 2006, 2005 and 2004 is as follows:

	Millions of Euros
	2006		2005		2004
	Notional	Market	Notional	Market	Notional	Market
	Amount	Value	Amount	Value	Amount	Value
Trading derivatives:
Interest rate risk-
Forward rate agreements	116,858	(267)	16,332	3	25,332	5
Interest rate swaps	1,466,880	761	1,156,681	(2,019)	849,037	(1,933)
Options and futures	825,795	(780)	419,628	345	281,661	52
Foreign currency risk-
Foreign currency purchases and sales	81,612	(142)	63,203	108	31,005	(161)
Foreign currency options	62,852	(464)	39,091	(223)	12,556	(371)
Currency swaps	56,096	(366)	45,458	(154)	16,018	1
Securities and commodities derivatives	138,628	(2,496)	90,547	341	50,585	(1,755)

	2,748,721	(3,754)	1,830,940	(1,599)	1,266,194	(4,162)

Hedging derivatives:
Interest rate risk-
Forward rate agreements	1	—	737	(3)	3	—
Interest rate swaps	103,564	547	89,713	1,630	110,748	1,293
Futures and options	9,793	(66)	106,341	(28)	50,999	(5)
Foreign currency risk-
Foreign currency purchases and sales	1,745	3	6,856	(25)	30,894	—
Foreign currency options	15,266	6	110	—	20	—
Currency swaps	26,371	(989)	20,563	248	48,446	(357)
Securities and commodities derivatives	622	(8)	2,307	(7)	53,890	(1)

	157,363	(506)	226,627	1,815	295,000	930

Total	2,906,084	(4,259)	2,057,567	216	1,561,194	(3,232)

The notional and/or contractual amounts of the contracts entered into do not reflect the actual risk assumed by the Group, since the net position in these financial instruments is the result of offsetting and/or combining them. This net position is used by the Group basically to hedge the interest rate, underlying asset price or foreign currency risk; the results on these financial instruments are recognized under “Gains/losses on financial assets and liabilities (net)” in the consolidated income statements and increase or offset, as appropriate, the gains or losses on the investments hedged (Note 11).

Additionally, in order to interpret correctly the results on the “Securities and Commodities Derivatives” shown in the foregoing table, it should be considered that these items relate mostly to securities options for which a premium has been received which offsets their negative market value. Also, this market value is offset by positive market values generated by symmetrical positions in the Group’s held-for-trading portfolio.
The Group manages the credit risk exposure of these contracts through netting arrangements with its main counterparties and by receiving assets as collaterals of its risk positions.
The detail of the cumulative credit risk exposure, by financial derivative, is as follows:

	Millions of Euros
	2006	2005
Credit derivatives	709	242
Securities derivatives	2,148	1,573
Fixed-income derivatives	9	67
Currency derivatives	7,498	7,386
Interest rate derivatives	18,084	19,319
Commodities derivatives	4	—
Collateral received	(1,562)	(2,496)

Total	26,890	26,091

The fair value of hedging derivatives, by type of hedge, is as follows:

	Millions of Euros
	2006	2005	2004
Fair value hedges	(474)	2,046	994
Cash flow hedges	(35)	24	54
Hedges of net investments in foreign operations	3	(255)	(118)

	(506)	1,815	930

Following is the description of the main hedges (including the results of the hedging instrument and the hedged item attributable to the hedged risk):
i. Fair value hedges
The Group hedges the interest rate risk of the issues secured by the Bank. At 2006 year-end the Group held IRS contracts with an equivalent euro nominal value of €43,026 million, of which €34,160 million are denominated in euros, €4,243 million in US dollars and €3,574 million in pounds sterling. The fair value of these transactions at that date represents a loss of €471.5 million, which was offset by the gain on the hedged items, giving rise to a net loss of €5.1 million.
ii. Foreign currency hedges
As part of its financial strategy, the Group hedges the foreign currency risk arising from the investments in non-euro-area countries. To this end, it arranges foreign currency derivatives in order to take a long position in euros vis-à-vis the local currency of the investment. At 2006 year-end, the Group held foreign exchange options in this connection with an equivalent euro nominal value of €8,900 million, of which €4,939 million are denominated in pounds sterling, €2,570 million in Mexican pesos and €1,390 million in Chilean pesos. In 2006, losses amounting to €45.9 million arising from the settlement of the options sold in the year were allocated to reserves. At 2006 year-end, the value of the options not yet exercised represented a gain of €15.2 million.

b)	Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Group is as follows:

	Millions of Euros
	2006	2005	2004
Investment funds	119,838	109,480	97,838
Pension funds	29,450	28,619	21,679
Assets under management	17,836	14,746	8,998

	167,124	152,845	128,515

37. Discontinued operations
a)	Description of divestments
i. Abbey’s insurance business (Note 3-c.ii)
In the third quarter of 2006 an agreement was entered into with Resolution plc (“Resolution”) for the sale to the latter of Abbey’s life insurance business for €5,340 million (GBP 3,600 million). The transaction did not give rise to any gains for the Group.
ii. Inmobiliaria Urbis (Note 3-c.xvi)
The agreement to sell the Group’s 53.62% ownership interest in Urbis to Construcciones Reyal for €1,776 million was implemented in December 2006. This divestment gave rise to a pre-tax gain of €1,218 million.
Additionally, the Group made other less significant disposals totaling €128 million, giving rise to a gain of €89 million.

b)	Profit and net cash flows from discontinued operations

The detail of the profit generated by discontinued operations is set forth below.

The comparative figures for 2005 and 2004 were restated in order to include the operations classified as discontinued in 2006.

	Thousands of Euros
	2006	2005	2004
Net interest income	(82,955)	(174,324)	37,256
Share of results of entities accounted for using the equity method	123	9	(25)

Net fee and commission income	21,928	59,710	43,743
Insurance activity income	333,339	588,841	—
Gains/Losses on financial assets and liabilities	18,738	4,211	1,336
Exchange differences	11	(153)	(418)

Gross income	291,184	478,294	81,892

Sales and income from the provision of non-financial services	762,041	845,989	729,691
Cost of sales	(455,817)	(576,135)	(500,188)
Other operating income (Net)	(4,193)	(13,570)	(1,110)
Personnel expenses	(95,962)	(144,206)	(31,942)
Other general administrative expenses	(83,071)	(208,665)	(29,324)
Depreciation and amortization	(3,511)	(3,876)	(5,523)

Net operating income	410,671	377,831	243,496

Other gains (Net)	(32,611)	(36,560)	(37,743)

Profit before tax	378,060	341,271	205,753

Income tax	(113,016)	(116,438)	(70,968)
Profit from divestments	1,307,033	—	—
Income tax	(182,703)	—	—

Profit from discontinued operations	1,389,374	224,833	134,785

Additionally, following is a detail of the net cash flows attributable to the operating, investing and financing activities of discontinued operations.

	Thousands of Euros
	2006	2005	2004
Cash and cash equivalents at beginning of year	78,771	76,672	58,494
Cash flows from operating activities	165,376	(2,075,981)	(63,728)
Cash flows from investing activities	(64,141)	1,630,448	16,689
Cash flows from financing activities	(112,472)	447,632	65,217

Cash and cash equivalents at end of year	67,534	78,771	76,672

c)	Consideration received

The breakdown of the assets and liabilities associated with discontinued operations is as follows:

Millions
of Euros
2006
ASSETS:
Cash and balances with central banks	68
Financial assets held for trading	1,495
Of which: Abbey Insurance	1,482

Other financial assets at fair value through profit or loss	35,837
Of which: Abbey Insurance	35,812

Available-for-sale financial assets	6
Loans and receivables	1,461
Of which: Abbey Insurance	1,105

Non-current assets held for sale	8
Investments	10
Reinsurance assets	2,361
Of which: Abbey Insurance	2,361

Tangible assets	726
Intangible assets	31
Tax assets	89
Prepayments and accrued income	1,135
Of which: Abbey	1,134

Other assets	2,910
Of which: Urbis	2,904

LIABILITIES:
Other financial liabilities at fair value through profit or loss	(845)
Financial liabilities at amortized cost	(4,355)
Of which: Urbis	(2,707)

Liabilities under insurance contracts	(34,355)
Of which: Abbey Insurance	(34,355)

Provisions	(57)
Tax liabilities	(147)
Accrued expenses and deferred income	(16)
Other liabilities	(6)

Net asset value	6,356

Goodwill	46
Minority interests	(464)

Net amount	5,938

Profit from divestments	1,307

Consideration received	7,245

Of which: in cash	7,245

d)	Earnings per share relating to discontinued operations

The earnings per share relating to discontinued operations were as follows:

	2006	2005	2004
Basic earnings per share (euros)	0.1886	0.0232	0.0162
Diluted earnings per share (euros)	0.1875	0.0232	0.0161
38. Interest and similar income
“Interest and similar income” in the consolidated income statement comprises the interest accruing in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value, and the adjustments to income as a result of hedge accounting. Interest is recognized gross, without deducting any tax withheld at source.
The breakdown of the main interest and similar income items earned in 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Balances with the Bank of Spain and other central banks	616,125	404,506	235,777
Due from credit institutions	2,363,797	2,396,805	1,092,889
Debt instruments	4,573,059	4,337,914	3,756,255
Loans and advances to customers	26,501,282	21,403,561	10,421,235
Insurance contracts linked to pensions (Note 25)	103,821	106,617	108,570
Other interest	2,682,812	4,449,463	1,829,624

Total	36,840,896	33,098,866	17,444,350

39. Interest expense and similar charges
“Interest expense and similar charges” in the consolidated income statement includes the interest accruing in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, irrespective of measurement at fair value, the adjustments to cost as a result of hedge accounting, and the interest cost attributable to pension funds.
The breakdown of the main items of interest expense and similar charges accrued in 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Deposits from the Bank of Spain and other central banks	300,374	485,725	246,066
Deposits from credit institutions	3,297,332	3,106,892	1,893,641
Customer deposits	11,083,439	9,382,865	3,725,517
Marketable debt securities	5,828,925	4,262,401	1,840,311
Subordinated liabilities (Note 23)	1,693,737	1,568,471	740,871
Pension funds (Note 25)	735,110	640,545	649,846
Equity having the substance of a financial liability	85,229	118,389	151,952
Other interest	1,732,987	3,199,675	1,023,680

Total	24,757,133	22,764,963	10,271,884

40. Income from equity instruments
“Income from equity instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.
The breakdown of the balance of “Income from equity instruments” is as follows:

	Thousands of Euros
	2006	2005	2004
Equity instruments classified as:
Financial assets held for trading	258,164	175,543	113,262
Available-for-sale financial assets	145,874	160,033	275,776
Of which: relating to San Paolo IMI S.p.A.	90,037	74,281	61,627

	404,038	335,576	389,038

41. Share of results of entities accounted for using the equity method – Associates
“Share of results of entities accounted for using the equity method – Associates” comprises the amount of profit or loss attributable to the Group generated during the year by associates.
The breakdown of the balance of this item is as follows:

	Thousands of Euros
	2006	2005	2004
Cepsa	370,169	476,191	296,197
Unión Fenosa	—	78,597	88,114
Técnicas Reunidas	—	11,287	15,067
Alcaidesa Holding, S.A.	—	—	14,695
UCI	—	19,850	13,754
Attijariwafa	24,230	16,707	10,533
Sovereign	9,199	—	—
Other companies	23,323	16,525	10,676

	426,921	619,157	449,036

42. Fee and commission income
“Fee and commission Income” comprises the amount of all fees and commissions accruing in favor of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

	Thousands of Euros
	2006	2005	2004
Collection and payment services:
Bills	247,129	233,503	299,761
Demand accounts	554,882	544,629	446,109
Cards	1,291,327	1,153,252	919,598
Cheques	455,194	270,867	146,892
Orders	213,982	214,184	195,886

	2,762,514	2,416,435	2,008,246

Marketing of non-banking financial products:
Investment funds	1,685,459	1,498,757	1,192,003
Pension funds	402,045	409,671	354,705
Insurance	1,207,905	924,121	523,961

	3,295,409	2,832,549	2,070,669

Securities services:
Securities underwriting and placement	113,712	71,562	38,189
Securities trading	350,801	258,364	205,254
Administration and custody	263,529	274,444	233,718
Asset management	76,613	58,574	71,551

	804,655	662,944	548,712

Other:
Foreign exchange	70,680	59,968	39,427
Financial guarantees	306,853	254,608	255,087
Commitment fees	106,412	58,380	53,947
Other fees and commissions	1,189,043	1,137,210	676,529

	1,672,988	1,510,166	1,024,990

	8,535,566	7,422,094	5,652,617

43. Fee and commission expense
“Fee and commission expense” shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.
The breakdown of the balance of this item is as follows:

	Thousands of Euros
	2006	2005	2004
Fees and commissions assigned to third parties	798,034	653,362	535,293
Of which: Cards	627,610	533,333	361,134

Brokerage fees on lending and deposit transactions	98,589	134,372	121,640
Other fees and commissions	415,679	378,048	268,452

	1,312,302	1,165,782	925,385

44. Insurance activity income
“Insurance activity income” includes the net amount of the contribution from consolidated insurance and reinsurance companies to the Group’s gross income.

	Thousands of Euros
	2006			2005			2004
	Life	Non-Life	Total	Life	Non-Life	Total	Life	Non-Life	Total
Net premiums collected	4,388,208	283,903	4,672,111	2,080,922	199,280	2,280,202	1,997,244	213,022	2,210,266
Claims paid and other insurance- related expenses	(2,007,093)	(160,507)	(2,167,600)	(1,418,954)	(99,032)	(1,517,986)	(928,635)	(75,134)	(1,003,769)
Reinsurance income	48,545	56,927	105,472	52,712	35,740	88,452	6,835	7,578	14,413
Net charges to liabilities under insurance contracts	(2,884,229)	(145,880)	(3,030,109)	(1,151,936)	(135,373)	(1,287,309)	(1,351,477)	(146,215)	(1,497,692)
Finance income	910,112	26,828	936,940	735,870	58,525	794,395	462,533	32,414	494,947
Finance charges	(216,671)	(2,292)	(218,963)	(130,509)	(568)	(131,077)	(56,475)	(316)	(56,791)

	238,872	58,979	297,851	168,105	58,572	226,677	130,025	31,349	161,374

45. Gains/losses on financial assets and liabilities
“Gains/losses on financial assets and liabilities” includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.
The breakdown of the balance of this item, by type of instrument, is as follows:

	Thousands of Euros
	2006	2005	2004
Fixed-income	80,967	798,301	437,446
Equities	1,929,370	683,887	484,012
Of which:
Financial assets and liabilities held for trading	1,554,709	338,030	365,175
Available-for-sale financial assets	374,661	345,857	118,837
Of which due to the sale of:
Bolsas y Mercados Españoles	106,197	—	—
Shinsei	—	49,332	—
Commerzbank	—	24,424	—
Sacyr-Vallehermoso	—	—	46,815
Financial derivatives and other	72,504	2,824	(182,862)

	2,082,841	1,485,012	738,596

46. Exchange differences
“Exchange differences” shows basically the gains or losses on currency dealing, the differences that arise when monetary items in foreign currencies are translated to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.
47. Sales and income from the provision of non-financial services and Cost of sales
These items in the consolidated income statements show, respectively, the amount of sales of goods and income from the provision of services that constitute the typical activity of the non-financial consolidated Group entities and the related cost of sales. The main lines of business of these entities are as follows:

	Thousands of Euros
	2006		2005		2004
	Sales/	Cost of	Sales/	Cost of	Sales/	Cost of
Line of Business	Income	Sales	Income	Sales	Income	Sales
Property	45,875	(17,531)	80,464	(55,789)	15,184	(641)
Rail transport	240,411	(190,236)	285,207	(233,085)	—	—
Other	448,316	(407,922)	199,854	(120,473)	283,583	(179,818)

	734,602	(615,689)	565,525	(409,347)	298,767	(180,459)

48. Other operating income
The breakdown of the balance of “Other operating income” is as follows:

	Thousands of Euros
	2006	2005	2004
Exploitation of investment property and operating leases	3,507	4,345	3,192
Commissions on financial instruments offsetting related direct costs	176,536	154,187	118,839
Other	144,222	97,697	79,114

	324,265	256,229	201,145

49. Personnel expenses
a)	Breakdown

The breakdown of “Personnel expenses” is as follows:

	Thousands of Euros
	2006	2005	2004
Wages and salaries	4,419,900	4,076,080	3,039,631
Social security costs	681,979	646,058	566,692
Charges to defined benefit pension provisions (Note 25)	222,878	245,554	95,799
Contributions to defined contribution pension funds	36,794	20,192	18,475
Share-based payment costs	19,167	19,167	—
Of which:
Granted to the Bank’s directors	641	641	—

Other personnel expenses	664,729	668,689	575,574

	6,045,447	5,675,740	4,296,171

b)	Headcount

The average number of employees in the Group, by professional category, was as follows:

	Average Number
	of Employees (**)
	2006	2005
The Bank:
Senior executives (*)	81	81
Other line personnel	15,729	15,731
Clerical staff	4,231	4,595
General services personnel	45	49

	20,086	20,456

Banesto	10,188	10,560
Rest of Spain	4,996	3,789
Abbey	17,461	19,904
Other companies	75,608	69,858

	128,339	124,567

(*) Categories of Deputy Assistant General Manager and above, including senior management.

(**) Excluding personnel assigned to discontinued operations.
The functional breakdown, by gender, at December 31, 2006 is as follows:

	Functional Breakdown by Gender
	Executives		Other Line Personnel		Clerical Staff
	Men	Women	Men	Women	Men	Women
Continental Europe	85%	15%	61%	39%	62%	38%
United Kingdom	80%	20%	44%	56%	24%	76%
Latin America	72%	28%	60%	40%	44%	56%

Total	79%	21%	59%	41%	44%	56%

The labor relations between employees and the various Group companies are governed by the related collective labor agreements or similar regulations.
c)	Share-based payments
i. The Bank
In addition to the extraordinary allocation of 100 Bank shares to each Group employee, as discussed in Note 1-i, to celebrate the Bank’s 150th Anniversary, in recent years the Bank has set up remuneration systems tied to the performance of the stock market price of the shares of the Bank based on the achievement of certain targets indicated below:

		Euros					Date of	Date of
	Number of	Exercise		Year	Employee	Number of	Commencement	Expiry of
	Shares	Price		Granted	Group	Persons	of Exercise Period	Exercise Period
Plans outstanding at January 1, 2004	25,739,966	9.	38

Options exercised	(1,934,406)	(2.	83)
Of which:
Plan Four	(36,000)	7.	84
Managers Plan 99	(1,139,488)	2.	29
Additional Managers Plan 99	(55,668)	2.	41
Young Executives Plan	(563,250)	2.	29
European Branches Plan	(140,000)	8.	23

Options cancelled or not exercised	(2,678,810)		—

Plans outstanding at December 31, 2004	21,126,750	9.	94

Of which:
Plan Four	228,000	7.	84	1998	Managers	5	01/09/03	12/30/05
Investment Bank Plan	4,503,750	10.	25	2000	Managers	56	06/16/03	06/15/05
Young Executives Plan	364,000	2.	29	2000	Managers	111	07/01/03	06/30/05
Managers Plan 2000	13,341,000	10.	545	2000	Managers	970	12/30/03	12/29/05
European Branches Plan	2,690,000	7.	60 (*)	2002 and 2003	Managers	27	07/01/05	07/15/05

Plans outstanding at January 1, 2005	21,126,750	9.	94

Options granted (Plan I06)	99,900,000	9.	09 (**)		Managers	2,601	01/15/08	01/15/09

Options exercised	(15,606,000)	(9.	83)
Of which:
Plan Four	(228,000)	7.	84
Investment Bank Plan	—		—
Young Executives Plan	(329,000)	2.	29
Managers Plan 2000	(12,389,000)	10.	545
European Branches Plan	(2,660,000)	7.	60 (*)
Options cancelled or not exercised	(5,520,750)		—

Plans outstanding at December 31, 2005	99,900,000	9.	09		Managers	2,601	01/15/08	01/15/09

Options exercised	—		—

Options cancelled, net (Plan I06)	(3,648,610)	9.	09		Managers	(44)	01/15/08	01/15/09

Plans outstanding at December 31, 2006	96,251,390	9.	09		Managers	2,557	01/15/08	01/15/09

(*)	The average exercise price ranges from €5.65 to €10.15 per share.

(**)
The exercise price of the options under Plan I06 is €9.09 per share, which is the weighted average of the daily average market price of the Bank shares on the continuous market in the first 15 trading days of January 2005. This was the criterion established in the resolution approving Plan I06 adopted at the Annual General Meeting held on June 18, 2005. The documentation on the aforementioned resolution stated correctly the method to be used to set the exercise price but, by mistake, an amount of €9.07 per share was mentioned rather than the correct amount of €9.09 per share.

Plan I06
In 2004 a long-term incentive plan (I06) was designed which, consisting of options on shares of the Bank, is tied to the achievement of two targets: appreciation of the Bank’s share price and growth in earnings per share, in both cases above a sample of comparable banks. These targets were achieved in 2006. 2,601 Group executives are covered by this plan, with a total of up to 99,900,000 options on Bank shares at an exercise price of €9.09. The exercise period is from January 15, 2008 to January 15, 2009. This plan was approved by the shareholders at the Annual General Meeting on June 18, 2005.
The fair value of the equity instruments granted (€57.5 million) is charged to income (Note 49-a), with a credit to equity, in the period in which the beneficiaries provide their services to the Group.
The executive directors are beneficiaries under this plan; the number of Bank share options held by them is indicated in Note 5-d.
ii. Abbey
The option plans on shares of the Bank originally granted by management of Abbey to its employees (on Abbey shares) are as follows:

		Pounds				Date of	Date of
	Number of	Sterling (*)	Year	Employee	Number of	Commencement	Expiry of
	Shares	Exercise Price	Granted	Group	Persons	of Exercise Period	Exercise Period
Plans outstanding at December 31, 2004	17,675,567	3.58

Of which:
Executive Options	358,844	4.16
Employee Options	56,550	5.90
Sharesave	17,260,173	3.56

Plans outstanding at January 1, 2005	17,675,567	3.58

Options exercised	(1,769,216)	4.45
Of which:
Executive Options	(89,305)	4.43
Employee Options	(2,550)	5.90
Sharesave	(1,677,361)	4.45

Options cancelled or not exercised	(1,783,670)	—

Plans outstanding at December 31, 2005	14,122,681	3.41
Of which:
Executive Options	269,539	4.07
Employee Options	54,000	5.90
Sharesave	13,799,142	3.38

Plans outstanding at January 1, 2006	14,122,681	3.41

Options granted (MTIP)	2,825,123	7.50	2005 and 2006	Managers	174	First half of 2008	First half of 2008

Options exercised	(5,214,171)	3.41
Of which:
Executive Options	(87,659)	4.07
Employee Options	(33,000)	5.90
Sharesave	(5,093,512)	3.38

Options cancelled (net) or not exercised	(1,379,401)	—

Plans outstanding at December 31, 2006	10,354,232	4.32
Of which:
Executive Options	178,026	4.11	2003-2004	Managers	13	03/26/06	03/24/13
Employee Options	—	—	—	—	—	—	—
Sharesave	7,638,791	3.32	1998-2004	Employees	4,512 (**)	04/01/06	09/01/11
MTIP	2,537,415	7.39	2005 and 2006	Managers	170	First half of 2008	First half of 2008

(*)	At December 31, 2006, 2005 and 2004 the euro/pound sterling exchange rate was €1.4892/GBP 1, €1.4592/GBP 1 and €1.4183/GBP 1, respectively.

(**)	Number of accounts/contracts. A single employee may have more than one account/contract.

In 2005 the Group designed a Medium-Term Incentive Plan (MTIP) involving the delivery of Bank shares to Abbey executives. Under the plan, effective allocation of the shares in 2008 is tied to the achievement of business targets by Abbey (in terms of net profit and income). This Plan was approved by the shareholders at the Annual General Meeting on June 17, 2006. Subsequently, it was considered necessary to amend the conditions of the Plan in order to reflect the impact of the sale of Abbey’s life insurance business to Resolution on the income targets of Abbey for 2007. The Board of Directors, after obtaining a favorable report from the Appointments and Remuneration Committee, will submit this amendment for ratification by the shareholders at the next Annual General Meeting.
iii. Fair value
The fair value of each option granted by the Group is calculated at the grant date. In order to value Plan I06 two valuation reports were performed by two multinational investment banks. These experts used the Black-Scholes equity option pricing model considering the following parameters: the expected life of the options, interest rates, volatility, exercise price, market price and dividends of the Bank shares and the shares of comparable banks. The fair value of the options granted was calculated as the average value resulting from the two valuations.
With the exception of the share option plans which include terms relating to market conditions, the transfer terms included in the vesting conditions are not taken into account to estimate fair value. The transfer terms that are not based on market conditions are taken into account by adjusting the number of shares or share options included in the measurement of the service cost of the employee so that, ultimately the amount recognized in the income statement is based on the number of shares or share options transferred. When the transfer terms are related to market conditions, the charge for the services received is recognized regardless of whether the market conditions for the transfer are met, although the non-market transfer terms must be satisfied. The share price volatility is based on the implicit volatility scale for the Bank’s shares at the exercise prices and the duration corresponding to most of the sensitivities.
The fair value of each option granted by Abbey in 2006, 2005 and 2004 was estimated at the grant date using a European/American Partial Differential Equation model with the following assumptions:

	2006	2005	2004
Risk-free interest rate	4.5% to 5%	4.5% to 4.6%	4.4% to 4.6%
Dividend increase, based solely on the average increase since 1989	10%	10%	10%
Volatility of underlying shares based on historical volatility over 5 years	17.70% to 19.85%	16.96% to 17.58%	18.0% to 21.54%
Expected life of options granted under:
Employee Sharesave Plan (*)	3.5 to 7 years	3.5 to 7 years	3.5 to 7 years
Executive Share Option Plan	10 years	10 years	10 years
Employee Share Option Plan	10 years	10 years	10 years
Medium-Term Incentive Plan	3 years	3 years	3 years
50. Other general administrative expenses
a)	Breakdown

The breakdown of the balance of “Other general administrative expenses” is as follows:

	Thousands of Euros
	2006	2005	2004
Property, fixtures and supplies	980,836	887,103	539,645
Other administrative expenses	847,117	832,787	456,591
Technology and systems	421,901	422,613	326,362
Advertising	482,165	397,153	292,964
Communications	351,784	394,869	231,372
Technical reports	263,918	275,303	200,768
Per diems and travel expenses	243,990	216,127	155,172
Taxes other than income tax	231,498	183,320	124,773
Surveillance and cash courier services	190,864	159,490	138,271
Insurance premiums	35,897	28,611	28,396

	4,049,970	3,797,376	2,494,314

b)	Other information

The balance of “Technical reports” includes the fees paid by the various Group companies (detailed in the accompanying Exhibits) to their respective auditors, the detail being as follows:

	Millions of Euros
	2006	2005	2004 (*)
Audit of the annual financial statements of the companies audited by the Deloitte worldwide organization	15.6	15.8	15.9
Of which:
Abbey	4.1	4.9	6.5
Audit of the Bank’s individual and consolidated financial statements	1.0	1.0	1.0

Fees for audits performed by other firms	0.1	0.1	0.6

	15.7	15.9	16.5

(*) Includes the fees incurred by the Abbey Group in 2004.
In recent years, in addition to the audits of financial statements, the internal control audit was performed in accordance with the requirements of the US Sarbanes-Oxley Act (for €5.6 million in 2006 and €5.4 million in 2005) and other reports were prepared in accordance with the requirements of the legal and tax regulations issued by the national supervisory authorities of the countries in which the Group operates, including most notably the six-monthly audit reports and those which comply with the US SEC requirements (other than Sarbanes-Oxley Act) totaling €3.9 million, €3.9 million and €4.1 million in 2006, 2005 and 2004, respectively. Additionally, €1.0 million were paid in 2006 in connection with the work relating to the Group’s adaptation to the new capital regulations (Basel II).
The detail of the other services provided to the various Group companies in 2006 is as follows:
1.
Due diligence review and other corporate transaction services: €3.3 million (2005: €0.6 million; 2004: €0.4 million). Additionally, the Group’s auditors provided other non-attest services to various Group companies for €5.5 million in 2006, €4.5 million in 2005 and €7.4 million in 2004.

The services commissioned from the Group’s auditors meet the independence requirements stipulated by Law 44/2002, of November 22, on Financial System Reform Measures and by the Sarbanes-Oxley Act of 2002, and they did not involve the performance of any work that is incompatible with the audit function.

2.	Services provided by audit firms other than Deloitte: €14.6 million (2005: €21.4 million; 2004: €29.8 million).

51. Other operating expenses
The breakdown of the balance of “Other operating expenses” is as follows:

	Thousands of Euros
	2006	2005	2004
Contribution to Deposit Guarantee Fund	180,217	171,991	140,650
Other	263,400	173,778	122,469

	443,617	345,769	263,119

52.	Other gains and Other losses

“Other gains” and “Other losses” include the income and expenses arising from non-ordinary activities not included in other items. The breakdown of the net balance of these two items is as follows:

	Thousands of Euros
Net Balance	2006	2005	2004
On disposal of tangible assets (Note 16)	89,024	80,630	169,748
On disposal of investments	271,961	1,298,935	30,891
Of which:
Unión Fenosa (Note 3-c)	—	1,156,648	—
Sale of ADRs (Chile) (Note 3-c)	269,768	—	—

Other	1,047,678	1,135,649	713,971
Of which: gains obtained on the disposal of (Note 8):
Antena 3	294,287	—	—
San Paolo	704,936	—	—
The Royal Bank of Scotland Group plc	—	717,394	472,227
Auna	—	354,838	—
Vodafone	—	—	241,771
Shinsei	—	—	117,559

Net gains	1,408,663	2,515,214	914,610

53. Other disclosures
a) Residual maturity periods and Average interest rates
The breakdown, by maturity, of the balances of certain items in the consolidated balance sheets at December 31, 2006 and 2005 is as follows:

	December 31, 2006
	Millions of Euros
		Within 1	1 to 3	3 to 12	1 to 5	After 5		Average Interest
	Demand	Month	Months	Months	Years	Years	Total	Rate
Assets:
Cash and balances with central banks	9,725	3,281	—	1	—	828	13,835	3.99%
Available-for-sale financial assets:
Debt instruments	26	2,260	2,501	3,771	9,599	14,570	32,727	5.96%
Loans and receivables:
Loans and advances to credit institutions	5,668	20,073	6,459	6,118	4,002	3,041	45,361	3.85%
Loans and advances to customers	10,291	19,607	30,625	56,311	112,644	255,312	484,790	5.86%
Debt instruments	565	—	—	—	—	57	622	3.02%
Other financial assets	7,330	2,356	184	693	1,411	1,101	13,075	—

	33,605	47,577	39,769	66,894	127,656	274,909	590,410	5.66%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	2	14,366	1,657	503	2	—	16,530	5.25%
Deposits from credit institutions	6,445	21,646	9,981	11,680	5,446	1,618	56,816	4.07%
Customer deposits	198,606	54,331	24,976	22,199	12,594	1,671	314,377	3.90%
Marketable debt securities	2,288	14,079	16,489	14,701	37,170	89,682	174,409	3.91%
Subordinated liabilities	253	—	234	108	5,577	24,250	30,422	5.74%
Other financial liabilities	6,797	1,653	1,161	2,378	266	494	12,749	N/A

	214,391	106,075	54,498	51,569	61,055	117,715	605,303	4.05%

Difference (assets less liabilities)	(180,786)	(58,498)	(14,729)	15,325	66,601	157,194	(14,893)

	December 31, 2005
	Millions of Euros
		Within 1	1 to 3	3 to 12	1 to 5	After 5		Average Interest
	Demand	Month	Months	Months	Years	Years	Total	Rate
Assets:
Cash and balances with central banks	7,232	4,701	4,152	1	—	—	16,086	2.62%
Available-for-sale financial assets:
Debt instruments	77	1,769	4,239	4,553	41,930	15,486	68,054	3.58%
Loans and receivables:
Loans and advances to credit institutions	4,102	20,681	9,121	7,070	5,247	845	47,066	2.93%
Loans and advances to customers	11,131	14,728	24,026	43,508	85,929	223,596	402,918	5.84%
Debt instruments	—	—	—	17	46	108	171	2.49%
Other financial assets	4,656	2,988	29	567	393	996	9,629	N/A

	27,198	44,867	41,567	55,716	133,545	241,031	543,924	5.10%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	396	18,262	3,773	—	—	—	22,431	2.42%
Deposits from credit institutions	3,709	50,254	20,781	11,593	6,195	1,696	94,228	2.91%
Customer deposits	166,531	42,322	39,397	25,199	16,742	1,537	291,728	3.59%
Marketable debt securities	—	7,128	13,613	9,124	46,826	40,518	117,209	3.91%
Subordinated liabilities	—	48	175	1,437	4,240	22,863	28,763	(Note 23)
Other financial liabilities	7,815	971	396	1,184	893	34	11,293	N/A

	178,451	118,985	78,135	48,537	74,896	66,648	565,652	3.54%

Difference (assets less liabilities)	(151,253)	(74,118)	(36,568)	7,179	58,649	174,383	(21,728)

b) Equivalent euro value of assets and liabilities
The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

	Equivalent Value in Millions of Euros
	2006		2005		2004
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Cash and balances with central banks	10,042	—	11,749	—	5,721	—
Financial assets and liabilities held for trading	139,783	106,075	128,973	95,225	96,612	80,592
Other financial instruments at fair value	10,414	12,140	45,534	11,810	42,176	11,244
Available-for-sale financial assets	18,530	—	16,814	—	16,754	—
Loans and receivables	248,977	—	221,041	—	194,005	—
Investments	2,461	—	238	—	218	—
Tangible assets	4,696	—	4,745	—	6,125	—
Intangible assets	13,626	—	12,910	—	12,325	—
Financial liabilities at amortized cost	—	309,610	—	279,575	—	231,058
Liabilities under insurance contracts	—	2,157	—	38,247	—	37,501
Other	7,793	20,598	11,741	18,919	13,141	16,432

	456,322	450,580	453,745	443,776	387,077	376,827

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

	Millions of Euros
	2006		2005		2004
	Carrying		Carrying		Carrying
Assets	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
Loans and receivables:
Loans and advances to credit institutions	45,361	45,359	47,066	46,560	38,978	38,941
Money market operations through Counterparties	200	200	—	—	3,908	3,908
Loans and advances to customers	484,790	487,533	402,918	404,950	346,551	347,086
Debt instruments	622	622	171	171	—	—
Other financial assets	13,076	13,076	9,629	9,629	4,996	4,996

	544,049	546,790	459,784	461,310	394,433	394,931

ii) Financial liabilities measured at other than fair value
Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at year-end:

	Millions of Euros
	2006		2005		2004
	Carrying		Carrying		Carrying
Liabilities	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
Financial liabilities at amortized cost:
Deposits from central banks	16,530	16,528	22,431	22,431	8,068	8,068
Deposits from credit institutions	56,816	56,826	94,228	94,221	50,458	50,458
Money market operations through counterparties	—	—	—	—	2,499	2,499
Customer deposits (*)	314,377	314,320	291,727	291,727	262,670	263,006
Marketable debt securities	174,409	174,878	117,209	117,117	90,803	93,493
Subordinated liabilities	30,423	31,822	28,763	29,278	27,470	28,203
Other financial liabilities	12,748	12,752	11,293	11,293	5,863	5,863

	605,303	607,126	565,651	566,067	447,831	451,590

(*) For these purposes, the fair value of customer demand deposits is taken to be the same as their carrying amount.
54. Geographical and business segment reporting
a) Geographical segments
This primary level of segmentation, which is based on the Group’s management structure, comprises four segments: three operating areas plus Financial Management and Equity Stakes. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom (Abbey) and Latin America, based on the location of our assets.
The Continental Europe area encompasses all the Retail Banking (including the Private Banking entity Banif), Wholesale Banking and Asset Management and Insurance business activities carried on in Europe with the exception of Abbey. Latin America includes all the financial activities carried on by the Group through its banks and subsidiaries, as well as the specialized units of Santander Private Banking, which is treated as a globally managed independent unit, and the New York business.
The Financial Management and Equity Stakes segment includes the centralized management business relating to financial and industrial investments, the financial management of the Parent’s structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitizations. As the Group’s holding unit, this segment handles the total capital and reserves, capital allocations and liquidity with other businesses.
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
Consequently, the sum of the figures in the income statements of the various segments is equal to those in the consolidated income statement. With regard to the balance sheet, due to the required segregation of the various business units (included in a single consolidated balance sheet), the amounts lent and borrowed between the units are shown as increases in the assets and liabilities of each business. These amounts relating to intra-Group liquidity are classified under “Loans and advances to credit institutions/deposits from credit institutions” and, therefore, the sum of these line items exceeds the figure for the consolidated Group.
Additionally, for segment presentation purposes the equity of each geographical unit is that reflected in the related individual financial statements and is offset by a capital endowment made by Financial Management and Equity Stakes which, as explained earlier, acts as the holding unit for the other businesses and, therefore, reflects the Group’s total equity.

There are no customers located in areas other than those in which our assets are located that generate income exceeding 10% of gross income.
The summarized balance sheets and income statements of the various geographical segments are as follows:

	Millions of Euros
	2006					2005					2004
				Financial					Financial					Financial
				Management					Management					Management
(Summarized)	Continental			and Equity		Continental			and Equity		Continental			and Equity
Balance Sheet	Europe	Abbey	Latin America	Stakes	Total	Europe	Abbey	Latin America	Stakes	Total	Europe	Abbey	Latin America	Stakes	Total
Loans and advances to customers	271,687	190,512	60,172	975	523,346	210,299	171,796	52,919	815	435,829	177,772	156,790	34,593	196	369,351
Financial assets held for trading (excluding loans and advances)	33,831	61,507	27,846	2,028	125,212	26,315	64,014	25,844	1,276	117,449	14,657	51,060	14,463	1,190	81,370
Available-for-sale financial assets	13,126	23	17,943	7,606	38,698	12,604	18	16,308	45,015	73,945	12,008	14	13,924	18,576	44,522
Loans and advances to credit institutions	67,061	18,185	20,310	22,957	128,513	69,622	13,070	24,436	15,718	122,846	71,819	21,240	21,245	9,955	124,259
Non-current assets	4,558	5,059	1,695	1,243	12,555	4,219	5,197	1,392	1,396	12,204	3,932	5,164	1,163	738	10,997
Other asset accounts	18,583	8,691	16,842	126,028	170,144	15,709	47,420	17,194	94,342	174,665	22,105	39,903	10,078	81,795	153,881

Total assets/liabilities	408,846	283,977	144,809	160,836	998,468	338,767	301,515	138,093	158,562	936,937	302,293	274,171	95,466	112,450	784,380

Customer deposits	140,231	115,194	75,301	497	331,223	127,356	110,776	65,706	1,927	305,765	122,635	113,353	45,718	1,505	283,211
Marketable debt securities	47,632	72,857	5,258	78,321	204,069	27,011	62,462	6,213	53,154	148,840	21,595	52,333	5,201	34,709	113,838
Subordinated liabilities	2,362	9,430	2,383	16,248	30,423	2,241	11,428	1,130	13,964	28,763	2,120	10,622	709	14,018	27,469
Liabilities under insurance contracts	8,547	71	2,086	—	10,704	6,414	36,521	1,737	—	44,672	4,844	36,446	1,054	—	42,344
Deposits from credit institutions	89,016	51,020	32,403	8,935	181,374	90,341	40,761	42,208	38,384	211,695	78,942	27,162	27,975	15,549	149,628
Other liability accounts	103,090	32,076	19,529	21,137	175,833	70,527	37,259	13,033	18,907	139,726	59,926	31,990	9,026	16,327	117,269
Equity	17,967	3,328	7,847	35,700	64,842	14,878	2,307	8,066	32,224	57,475	12,231	2,265	5,783	30,342	50,621

Off-balance-sheet customer funds	102,465	8,307	56,352	—	167,124	97,141	5,999	49,705	—	152,846	89,567	5,059	33,889	—	128,515

Total funds under management	511,311	292,284	201,160	160,836	1,165,592	435,908	307,514	187,799	158,562	1,089,783	391,860	279,230	129,355	112,450	912,895

	Millions of Euros
	2006					2005					2004
				Financial					Financial					Financial
				Management					Management					Management
	Continental		Latin	and Equity		Continental		Latin	and Equity		Continental		Latin	and Equity
(Summarized) Income Statement	Europe	Abbey	America	Stakes	Total	Europe	Abbey	America	Stakes	Total	Europe	Abbey	America	Stakes	Total
NET INTEREST INCOME	6,206	2,108	5,280	(1,106)	12,488	5,366	2,083	3,960	(740)	10,669	4,770	—	3,314	(522)	7,562
Share of results of entities accounted for using the equity method	6	3	7	411	427	26	2	7	584	619	33	—	4	412	449
Net fee and commission income	3,653	1,025	2,556	(11)	7,223	3,291	947	2,037	(19)	6,256	3,143	—	1,597	(13)	4,727
Insurance activity income	137	—	165	(4)	298	115	—	109	2	227	87	—	78	(4)	161
Gains/losses on financial assets and liabilities and Exchange differences	708	423	634	414	2,179	505	345	759	(47)	1,562	404	—	457	239	1,100
GROSS INCOME	10,710	3,559	8,642	(296)	22,615	9,303	3,377	6,872	(219)	19,333	8,437	—	5,450	112	13,999
Sales and income from the provision of non-financial services (net of expenses) and Other operating income/expense	39	42	(120)	(31)	(70)	55	36	(90)	(25)	(25)	1	—	(48)	(18)	(65)
General administrative expenses
Personnel expenses	(2,685)	(1,062)	(2,052)	(205)	(6,004)	(2,510)	(1,119)	(1,807)	(183)	(5,619)	(2,502)	—	(1,526)	(193)	(4,221)
Other administrative expenses	(1,272)	(815)	(1,774)	(160)	(4,021)	(1,154)	(888)	(1,551)	(171)	(3,763)	(1,097)	—	(1,246)	(105)	(2,448)
Depreciation and amortization	(522)	(105)	(309)	(215)	(1,151)	(490)	(117)	(336)	(74)	(1,017)	(512)	—	(284)	(38)	(834)
NET OPERATING INCOME	6,270	1,619	4,387	(907)	11,369	5,204	1,289	3,088	(672)	8,909	4,327	—	2,346	(242)	6,431
Net impairment losses	(1,355)	(387)	(886)	78	(2,550)	(977)	(318)	(433)	(74)	(1,802)	(1,265)	—	(401)	(181)	(1,847)
Other gains/losses	(244)	—	(226)	801	331	(18)	76	(219)	853	692	(7)	—	(111)	(79)	(197)
PROFIT/(LOSS) BEFORE TAX	4,671	1,232	3,275	(28)	9,150	4,209	1,047	2,436	107	7,799	3,055	—	1,834	(502)	4,387
PROFIT FROM ORDINARY ACTIVITIES	3,268	889	2,566	133	6,856	3,020	725	1,982	798	6,525	2,170	—	1,629	62	3,861
Profit from discontinued operations	1,147	114	9	119	1,389	110	86	28	—	225	102		32	1	135
CONSOLIDATED PROFIT FOR THE YEAR	4,416	1,003	2,575	252	8,246	3,130	811	2,010	798	6,750	2,272	—	1,661	63	3,996
PROFIT ATTRIBUTED TO THE GROUP	4,144	1,003	2,287	162	7,596	2,980	811	1,779	650	6,220	2,159	—	1,470	(23)	3,606

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
The Retail Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using a relationship model specifically developed by the Group in recent years). The Asset Management and Insurance segment includes the contribution to the Group arising from the design and management of the investment fund, pension and insurance businesses of the various units. The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all the globally managed treasury departments and the equities business.
The summarized income statements and other significant data are as follows:

	Millions of Euros
	2006					2005					2004
				Financial					Financial					Financial
		Global	Asset	Management			Global	Asset	Management			Global	Asset	Management
(Summarized) Income	Retail	Wholesale	Management	and Equity		Retail	Wholesale	Management	and Equity		Retail	Wholesale	Management	and Equity
Statement	Banking	Banking	and Insurance	Stakes	Total	Banking	Banking	and Insurance	Stakes	Total	Banking	Banking	and Insurance	Stakes	Total
NET INTEREST INCOME	12,372	1,167	55	(1,106)	12,488	10,639	724	46	(740)	10,669	7,391	677	16	(522)	7,562
Share of results of entities accounted for using the equity method	16	—	—	411	427	35	—	—	584	619	42	—	(5)	412	449
Net fee and commission income	5,936	618	680	(11)	7,223	5,169	488	618	(19)	6,256	3,932	392	416	(13)	4,727
Insurance activity income	—	—	302	(4)	298	—	—	224	2	227	—	—	165	(4)	161
Gains/losses on financial assets and liabilities and Exchange differences	1,051	685	29	414	2,179	928	654	27	(47)	1,562	323	528	10	239	1,100
GROSS INCOME	19,375	2,470	1,066	(296)	22,615	16,771	1,866	915	(219)	19,333	11,688	1,597	602	112	13,999
Sales and income from the provision of non-financial services (net of expenses) and Other operating income/expense	(10)	(31)	2	(31)	(70)	24	(24)	—	(25)	(25)	(24)	(24)	1	(18)	(65)
General administrative expenses:
Personnel expenses	(5,145)	(432)	(222)	(205)	(6,004)	(4,896)	(351)	(189)	(183)	(5,619)	(3,587)	(299)	(142)	(193)	(4,221)
Other administrative expenses	(3,445)	(243)	(173)	(160)	(4,021)	(3,208)	(219)	(165)	(171)	(3,763)	(2,062)	(187)	(94)	(105)	(2,448)
Depreciation and amortization	(848)	(65)	(23)	(215)	(1,151)	(867)	(58)	(18)	(74)	(1,017)	(731)	(50)	(15)	(38)	(834)
NET OPERATING INCOME	9,927	1,699	650	(907)	11,369	7,824	1,214	543	(672)	8,909	5,284	1,037	352	(242)	6,431
Net impairment losses	(2,330)	(298)	—	78	(2,550)	(1,659)	(69)	—	(74)	(1,802)	(1,506)	(162)	2	(181)	(1,847)
Other gains/losses	(417)	(49)	(5)	801	331	(176)	12	3	853	692	(115)	3	(6)	(79)	(197)
PROFIT/(LOSS)BEFORE TAX	7,180	1,353	645	(28)	9,150	5,989	1,157	546	107	7,799	3,663	878	348	(502)	4,387
Other aggregates:
Total assets	673,426	148,539	15,667	160,836	998,468	624,040	145,163	9,172	158,562	936,937	531,345	133,627	6,959	112,449	784,378
Loans and advances to customers	477,392	44,809	171	974	523,346	404,656	30,163	194	816	435,829	344,544	24,134	477	196	369,351
Customer deposits	296,074	34,653	—	496	331,223	268,226	35,592	21	1,927	305,765	244,397	37,273	36	1,505	283,211

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
Following is a detail of the transactions performed by the Group with its related parties at December 31, 2006 and 2005, distinguishing between associates and jointly controlled entities, members of the Bank’s Board of Directors, the Bank’s General Managers, and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or were charged to the related compensation in kind.

	Millions of Euros
	2006				2005
	Associates				Associates
	and Jointly	Members of		Other	and Jointly	Members of		Other
	Controlled	the Board of	General	Related	Controlled	the Board of	General	Related
	Entities	Directors	Managers	Parties	Entities	Directors	Managers	Parties
Assets:
Loans and advances to credit institutions	2,051	—	—	97	1,864	—	—	958
Loans and advances to customers	246	1	10	3,198	215	2	8	100
Debt instruments	103	—	—	51	—	—	—	—
Liabilities:
Deposits from credit institutions	(115)	—	—	(4)	(64)	—	—	(979)
Customer deposits	(249)	(63)	(8)	(133)	(25)	(98)	(7)	(68)
Marketable debt securities	(201)	—	—	—	—	—	—	—
Income statement:
Interest and similar income	80	—	—	35	19	—	—	29
Interest expense and similar charges	(25)	(2)	—	(3)	(1)	(3)	—	(12)
Gains/losses on financial assets and liabilities	—	—	—	22	—	—	—	—
Fee and commission income	30	1	—	36	10	1	—	1
Fee and commission expense	(12)	—	—	—	(1)	—	—	—
Other:
Contingent liabilities	40	—	2	1,333	96	—	—	45
Contingent commitments	467	—	1	2	117	—	—	477
Derivative financial instruments	6,427	—	—	245	—	—	—	—
56. Risk management
Efficient risk management is an essential requisite for the sustainable creation of value by financial institutions.
Risk management must be aimed not at eliminating risk, since this constitutes a fundamental basis of income from finance activities, but rather at efficiently controlling, intermediating and governing risk within the tolerance limits defined by the entity.
The Group bases its risk management policy on the following principles:
1.
Independence of the risk function with respect to the business. The head of the Group’s Risks Division, Mr. Matías Rodríguez Inciarte, as third vice chairman of the Group and chairman of the Risk Committee, reports directly to the Executive Committee and the Board.

2.
At the same time, while maintaining the aforementioned principle of independence, the commitment to effective and efficient service to business, providing the support required to achieve the commercial objectives without impairing the quality of risk through the identification of value creating business opportunities. Accordingly, the organizational structure is adapted to the commercial structure seeking cooperation between business and risk managers.

3.
Executive capacity of the risk function supported by knowledge of and proximity to customers, in parallel with the business manager, and by decisions taken collectively through the related Risk Committees.

4.	Support to senior management in the definition of the risk philosophy and risk tolerance level based on the business strategy.
5.	Support to financial management in the measurement of risk of the various business activities, the measurement of return on risk-adjusted capital and the creation of value in the Group’s businesses.
6.	Global scope, without detriment to specialization by risk type or customer segment.
7.	Collective decisions (even at branch level) which ensure different opinions are taken into account and avoid jeopardizing results through decisions taken individually.
8.	Medium-low risk profile as a target, emphasizing its low volatility or predictability, which entails a culture consistent with a series of policies and procedures, including most notably:
a.	Strong emphasis on risk monitoring to prevent loan impairment sufficiently in advance.
b.	Diversification of risk, limiting risk concentration on customers, groups, sectors, products or geographical locations.
c.	Avoidance of exposure to companies with insufficient credit ratings or scorings, even when this might entail a risk premium proportionate to the internal rating.
For many years the Group has managed risk using a series of techniques and tools which are detailed throughout this section. These include most notably, because of the foresight with which Santander implemented them and their compliance with BIS II, the following:
1.
Internal ratings and scorings, based on qualitative and quantitative weighting of risk, which, by assessing the various risk components by customer and transaction, make it possible to estimate, firstly, probability of default and, subsequently, inherent loss, based on LGD estimates.

2.	Economic capital, as a homogeneous measure of the risk assumed and a basis for the measurement of the management performed.
3.	Return on risk-adjusted capital (RORAC), which is used both as a transaction pricing tool (bottom-up) and in the analysis of portfolios and units (top-down).
4.	Value at Risk, which is used for controlling market risk and setting the market risk limits for the various trading portfolios.
5.	Stress testing to supplement market and credit risk analyses in order to assess the impact of alternative scenarios, even on provisions and capital.
a)	Organization of the risk function
The bodies reporting to the Board of Directors have the capabilities, diversity of knowledge and experience required to discharge their functions in the efficient, objective and independent manner required to oversee the development of the Organization’s overall strategy, and decisions taken by senior management which, in turn, establishes business plans, supervises decisions regarding the day-to-day business activities, and ensures they are in line with the objectives and policies determined by the Board.
The duties performed by the Risk Committee are as follows:
1.	To propose to the Board the risk policy for the Group, which will include in particular:
a.
The various types of risk (operational, technological, financial, legal and reputational, inter alia) facing the Group, including in the financial or economic risks, contingent liabilities and other off-balance-sheet items;

b.	The information and internal control systems to be used to control and manage the aforementioned risks;
c.	The level of risk deemed acceptable by the Group;
d.	The measures envisaged to mitigate the impact of the identified risks in the event that they materialize.
2.	To conduct systematic reviews of the Group’s exposure to its main customers, economic activity sectors, geographical areas and types of risk.
3.
To ascertain and authorize, where appropriate, the management tools, improvement initiatives, project development and any other significant risk control actions, specifically including the characteristics and behaviour of the internal risk models and the result of their internal valuation.

4.	To assess and implement the indications issued by the supervisory authorities in the performance of its functions.
5.	To ensure that the Group’s actions are consistent with the level of risk tolerance established and to empower lower-ranking Committees or executives to assume risks.
6.
To resolve transactions outside the powers delegated to lower-ranking bodies and the overall limits for pre-classified risk categories in favor of economic groups or in relation to exposure by type of risk.

The activities of the Risk Committee encompass all the types of risk: credit, market, operational, liquidity, reputational, and other risks.
Although Banesto has been granted autonomous risk management powers in the Santander Group, the Executive Committee ensures that its risk management policy is consistent with the Group’s policies.
The Risks Division reports directly to the third Vice-Chairman and the Chairman of the Risk Committee. The Group’s Risk Division is divided into two General Directorates:
–	Risks

–	Internal Control and Integral Assessment of Risk

Risk is responsible for the executive functions of credit and financial risk management and is adapted, by customer type, activity and geographical area, to the structure of the business (global view/local view).

Internal Control and Integral Assessment of Risk has the responsibilities and functions characteristic of an independent unit. In keeping with the New Basel Capital Accord (BIS II), it is entrusted with the control and assessment of risk in its various dimensions, with the explicit task of ensuring the validation and monitoring of the internal risk models and of the internal models for calculation of the Group’s capital, and it is responsible for compliance with the requirements established in Pillars 1, 2 and 3 of Basel II for the Group as a whole.

b)	Global risk profile analysis

The detail, by type of risk and business unit, of the Group’s risk profile at December 31, 2006, taking into account all its activities and measured in terms of use of economic capital, is shown in the tables below:

Credit risk	52%
Market risk on equities	13%
Other market risks	8%
Structural interest risk	8%
Business risk	8%
Operational risk	6%
Other risks	5%

Latin America	31%
Financial Management and Holdings	23%
Santander Network in Spain	12%
Abbey	8%
Wholesale Banking in Spain	7%
Banesto	6%
Santander Consumer	4%
Portugal	4%
Other	5%
The proportion of credit exposure decreased slightly with respect to December 2005, although it continues to be the main source of risk, accounting for 52% of total economic capital. The share of market risk increased slightly due mainly to the rise in equities following the investment in Sovereign and the increase in value of other investments which offset the divestments made. The share of the other risks remained substantially unchanged. “Other risks” includes the risk relating to non-lending assets (non-current assets and other balance sheet items).
c)	Credit risk
Credit risk is based on the possibility of loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Group.
The Group has a series of credit risk policies aimed at managing and controlling credit risk within the risk tolerance level determined by the entity.
In order to enhance compliance with the credit risk management policies defined by the Group, several tools have been developed (information systems, rating and monitoring systems, measurement models, recovery management systems, etc.) which enable the most effective treatment of risk based on the type of customer.
Credit risk at Santander is managed on an integrated basis in terms of both the measurement and implementation thereof, taking into consideration its correlation with other risks (market, operational, reputational) and assessing the return on risk-adjusted capital of the various exposures.

The following table shows the global map of the credit risk, expressed in nominal amounts (with the exception of exposure in derivatives and repos, which is expressed in credit risk equivalent), to which the Group was exposed at December 31, 2006:

Santander Group - Gross Credit Risk Exposure (a)
			Sovereign	Private
			Fixed-	Fixed-	Credit
	Customer		Income	Income	Institutions	Drawable	Derivatives
	Drawdowns	Drawable by	(Excl.	(Excl.	Drawdowns	by Credit	and Repos
	(b)	Customers	Trad.)	Trad.)	(c)	Institutions	(REC) (d)	Total	%
Spain	257,464	57,053	10,253	5,263	12,622	948	14,907	358,510	48.1%

Parent bank	155,136	39,368	2,228	1,681	7,742	476	9,657	216,288	29.0%
Banesto	72,027	11,067	7,378	1,761	2,593	135	5,185	100,145	13.4%
Other	30,302	6,618	647	1,821	2,287	337	65	42,077	5.6%

Other European countries	231,470	11,579	772	1,093	4,170	1	13,325	262,410	35.2%

Germany	15,547	1,668	—	41	284	—	5	17,545	2.4%
Portugal	22,949	5,785	664	114	1,472	1	1,810	32,794	4.4%
UK	164,513	2,702	—	875	1,036	—	11,389	180,515	24.2%
Other	28,462	1,425	108	62	1,378	—	121	31,556	4.2%

Latin America	61,542	21,027	13,890	2,128	12,555	763	5,124	117,029	15.7%

Brazil	16,440	4,002	5,420	597	2,904	—	1,677	31,041	4.2%
Chile	15,890	3,239	149	513	1,453	1	1,899	23,145	3.1%
Mexico	15,438	10,613	6,672	—	4,299	762	1,133	38,916	5.2%
Puerto Rico	6,882	1,355	259	818	134	—	332	9,779	1.3%
Venezuela	3,171	1,283	794	199	2,915	—	—	8,362	1.1%
Other	3,721	535	596	1	850	—	83	5,787	0.8%

Rest of the world	3,774	319	217	1,116	2,315	—	54	7,795	1.0%

Total Group	554,250	89,978	25,132	9,601	31,661	1,712	33,409	745,744	100%

%/total	74.3%	12.1%	3.4%	1.3%	4.2%	0.2%	4.5%	100.0%

(a) Data at December 31, 2006. Excluding doubtful assets. Amounts in millions of euros.
(b) Excluding repos.
(c) Excluding repos and assets held for trading.
(d) Derivatives and repos expressed in equivalent credit risk.
Spain accounts for 48% of the nominal credit risk exposure, a similar percentage to 2005, with absolute growth of 10% on December. The strong growth in the customer business in Spain (drawn-down balance up 31%) was offset by the decrease in sovereign fixed-income securities and in lending to credit institutions.
In the rest of Europe, which represents more than one third of credit risk exposure, most noteworthy is the presence in the United Kingdom through Abbey, which accounts for 24% of the exposure. Taken as a whole, Europe represents 83% of credit risk exposure. Latin America accounts for 16% of credit risk exposure, a similar weighting to 2005. Countries with higher credit ratings (investment grade) represent 61% of the exposure in the region, whereas countries with lower credit ratings represent only 6% of the Group’s exposure.
The rating distribution in the customer portfolio is typical of a bank which focuses predominantly on commercial banking. Most of the ratings below BBB relate to SME portfolios, consumer loans, cards and certain of the Group’s mortgage portfolios. These exposures are highly atomized, entail a lower proportional use of capital and have inherent losses that are amply covered by the spread on transactions.

i. Customer segmentation for credit risk management
The table below details the distribution, by segment, of the credit risk exposure to customers in terms of EAD. Approximately 82% of total risk exposure to customers (excluding sovereign and counterparty risk) relates to the SME and individuals financing segments, which underlines the predictable nature of the Santander Group’s credit risk. The inherent loss arising from customer exposure is 0.56%, as compared with 0.48% for the Group’s total credit risk exposure, and, accordingly, the credit risk assumed can be classified as medium-low.

	Segmentation of Credit Risk Exposure
			Average	Average
	EAD	%	PD	LGD	EL
Sovereign	37,163	5.4%	1.10%	22.0%	0.24%
Counterparty	80,863	11.8%	0.22%	33.4%	0.07%
Public sector	4,434	0.6%	0.64%	20.6%	0.13%
Corporate	97,816	14.3%	0.76%	30.4%	0.23%
SMEs	131,313	19.2%	2.33%	32.0%	0.75%
Mortgages	248,964	36.3%	0.80%	13.8%	0.11%
Consumer loans	72,975	10.7%	5.51%	34.9%	1.92%
Cards	10,605	1.5%	5.27%	43.0%	2.26%
Other	982	0.1%	4.09%	61.8%	2.52%
Memorandum item — customers	567,089	82.8%	1.84%	30.22%	0.56%

Total	685,115	100.0%	1.61%	30.0%	0.48%

Source: MIR December 2006 — millions of euros
The organization of the Group’s risk function is customer-centric. To this end, customers are classified for the purpose of risk management into two major groups or segments: individualized and standardized.
The Wholesale and Corporate Banking Risk Area deals with the Group’s global customers (Large Corporations, Multinational Financial Groups, Sovereigns) and the individualized company segment.
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
The pre-classification model implemented for these segments in the past, which is aimed at companies meeting certain requirements (high level of knowledge and credit rating), has once again contributed positively to the improved efficiency of the loan approval circuits, enabling these customers’ needs to be met more swiftly.
The Standardized Risk Area deals with retail customers (small enterprises, businesses and individuals), which are managed locally using centrally-designed policies and guidelines and with the support of automatic assessment and decision systems which permit efficient and cost-effective risk treatment.

		Assessment	Analysis
	Management	Tool	Approach
Sovereign, Financial Institutions and Global Corporations	Centralized — Group	Rating	Automatic assessment + analyst adjustment
Local Corporations	Centralized — Entity	Rating	Automatic assessment + analyst adjustment
Individualized Enterprises and Private Institutions	Decentralized	Rating	Automatic assessment + analyst adjustment
Microenterprises and Businesses	Decentralized	Scoring	Automatic assessment
Individuals	Decentralized	Scoring	Automatic assessment
ii. Rating tools
Since 1993 the Group has used proprietary internal rating models to measure the degree of risk inherent in a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the Entity’s historical experience, with the exception of certain portfolios classified as “low default portfolios”. More than 140 internal rating models are used in the Group’s loan approval and risk monitoring process.
With respect to the Bank’s operations in Spain, on an internal credit rating scale from 1 to 9 (9 being the highest score), more than 75% of the balances are held with companies with a credit rating of 6 or above.

iii. Quantification of risk appetite
The Santander Group’s risk policy focuses on maintaining a predictable medium-low risk profile for both credit and market risk.
The Group’s target rating, i.e. the desired level of solvency, is AA. Accordingly, the use of capital at risk is calculated with the aforementioned solvency level using a 99.97% confidence level.
With regard to credit risk, this objective can be quantified in terms of inherent loss. Thus, the target inherent loss (cost of credit or risk premium) for the business in Spain should be around 0.40% of credit risk exposure, and that for the Group as a whole should not exceed 0.75%.
iv. Concentration risk
The Group constantly monitors the degree of concentration, by geographical area/country, economic sector, product and customer group, of its credit risk portfolios.
The Risk Committee establishes the risk policies and reviews the exposure limits required to ensure adequate management of credit risk portfolio concentration.
d) Market risk
i. Activities subject to financial risks
The measurement, control and monitoring of the Financial Risks area cover all types of operations where net worth risk is assumed. This risk arises from changes in the risk factors -interest rate, foreign currency, equities and the volatility thereof- and from the solvency and liquidity risk of the various products and markets in which the Group operates.
The activities are segmented by risk type as follows:
▪	Trading: this item includes financial services for customers, trading operations and short-term positioning in fixed-income, equity and foreign currency products.
▪
Balance sheet management: interest rate risk and liquidity risk arising as a result of the maturity and repricing gaps of all assets and liabilities. This item also includes the active management of the credit risk inherent in the Group’s balance sheet.

▪	Structural risks:
o
Structural foreign currency risk/hedges of results: foreign currency risk arising from the currency in which investments in consolidable and non-consolidable companies are made (structural exchange rate). This item also includes the positions taken to hedge the foreign currency risk on future results generated in currencies other than the euro (hedges of results).

o	Structural equities risk: this item includes equity investments in non-consolidated financial and non-financial companies that give rise to equities risk.
The Treasury area is responsible for managing the positions taken in the trading activity.
The Financial Management area is responsible for managing the balance sheet management risk and structural risks centrally through the application of uniform methodologies adapted to the situation of each market in which the Group operates. Thus, in the convertible currencies area, Financial Management directly manages the Parent’s risks and coordinates the management of the other units operating in these currencies. Decisions affecting the management of these risks are taken through the ALCO Committees in the respective countries and, ultimately, by the Parent’s Markets Committee.

The aim pursued by financial management is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Group’s economic value, whilst maintaining adequate liquidity and solvency levels.
Each of these activities is measured and analyzed using different tools in order to reflect their risk profiles as accurately as possible.
ii. Methodologies
(a) Trading
The standard methodology applied to trading activities by the Santander Group in 2006 was Value at Risk (VaR) based on the standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were applied that enable the most recent developments that condition the level of risk assumed to be quickly and efficiently included.
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
On the basis of the balance-sheet interest rate position, and considering the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Bank. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products. This activity acquires particular importance in low-interest scenarios (such as that prevailing today), when the margins of commercial banking are subject to downward pressure.
The measures used by the Group to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin and market value of equity to changes in interest rates, the duration of capital, Value at Risk (VaR) and scenario analysis.
(i) Interest rate gap of assets and liabilities
The interest rate gap analysis focuses on the mismatches between the interest reset periods of on-balance-sheet assets and liabilities and of off-balance-sheet items. This analysis facilitates a basic snapshot of the balance sheet structure and enables concentrations of interest rate risk to be detected in the different maturity periods. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the entity’s net interest margin and market value of equity.

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
The Group conducts two types of liquidity gap analyses:
–
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

–
Operational liquidity gap: this is a scenario in normal liquidity profile conditions, since the cash flows of the on-balance-sheet items are placed in the point of probable liquidity rather than in the point of contractual maturity. In this analysis the definition of behaviour scenario (renewal of liabilities, discounts in portfolio disposals, renewal of assets, etc.) is the fundamental point.

(ii) Liquidity ratios
The liquidity ratio compares liquid assets available for sale or transfer (after the relevant discounts and adjustments have been applied) with the total amount of liabilities (including contingencies). This ratio shows, by functional currency, the level of immediate response of the Group to firm commitments.
Cumulative net illiquidity is defined as the 30-day cumulative gap obtained from the modified liquidity gap. The modified contractual liquidity gap is calculated on the basis of the contractual liquidity gap and placing liquid assets in the point of settlement or transfer rather than in the point of maturity.
Short-term leverage (“STL”) measures the percentage of short-term financing and is calculated as the ratio of net financing to third parties with instruments maturing within three months to total net debt.
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
iii. Risks and results in 2006
(a) Trading
The average VaR profile assumed in 2006 was USD 35.7 million.
(b) Balance sheet management
1. Convertible currency (including Abbey)
At the end of December 2006, in the convertible currency balance sheet, the sensitivity of the net interest margin at one year to parallel increases of 100 b.p. was negative by €157.8 million, the Bank being the greatest contributor. 2006 was marked by a reduction in the sensitivity of the net interest margin with respect to 2005.
For the same perimeter the sensitivity of the value to parallel increases of 100 b.p. in the curve amounted to €490.2 million at 2006 year-end and was concentrated mainly on the Bank. The increase with respect to 2005 arose basically in the euro-denominated balance sheet due to its stronger position vis-à-vis the interest rate rises.

2. Latin America
The interest rate risk in Balance Sheet Management portfolios in Latin America, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 b.p. in the interest rate curve, remained at low levels throughout 2006, fluctuating within a narrow band, with a maximum of €65 million in March. Measured in terms of value sensitivity, it fluctuated within a wider band, between €150 million and €380 million, and the principal changes were due to the portfolio restructuring in Mexico, local-currency government securities and interest rate swaps. This portfolio is intended to cover possible future margin losses.
At the end of December 2006 the risk consumption for the region, measured as the MVE sensitivity to 100 b.p., stood at €377 million, while the net interest margin risk at one year, measured as the sensitivity of this margin to 100 b.p., stood at €20 million. These two amounts are very similar to those reached in December 2005.
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
The overriding requirement for the Group, therefore, is to identify and eliminate any clusters of operational risk, irrespective of whether losses have been incurred. Measurement of this risk also facilitates its management, since it enables priorities to be established and decisions to be prioritized.
In principle, the Group has chosen to calculate its operational risk capital using the Standardized Approach; however, it does not rule out the possibility of resorting to Advanced Approaches in the future.
The organizational structure of operational risk at the Santander Group is based on the following principles: (i) the Risks Division discharges the function of assessing and controlling this risk; (ii) the Central Unit, within the Risks Division, that supervises operational risk is responsible for the Entity’s global corporate programme; (iii) the effective operational risk management structure is based on the knowledge and experience of the executives and professionals in the Group’s various areas and units, a major role being played by the operational risk coordinators, the key figures in this organizational framework.
This organizational framework meets the qualitative criteria of the New Basel Capital Accord (BIS II document, revised June 2004) for Standardized and Advanced Measurement Approaches and of the CEBS document of June 2005 issued by the Expert Group on the Capital Requirements Directive. In this connection, the independence of Internal Audit vis-à-vis operational risk management is maintained, without detriment to the effective review performed by it of the operational risk management structure.
f) Reputational risk
The Santander Group considers the reputational risk function to be an essential component of the risk management function in all areas of its organization. The main body responsible for managing reputational risk is the Global New Products Committee. Any new product or service that a Santander Group entity intends to market must be authorized by this Committee.
In 2006 the Committee held 11 meetings at which a total of 100 products or product families were analyzed.
A Local New Products Committee is set up in each country in which a Santander Group entity is based. Once a new product or service has undergone the required procedures, this Committee must seek the approval of the Global New Products Committee. In Spain, the functions of the Local New Products Committee are discharged by the Global New Products Committee.
The areas represented on the Global New Products Committee are: Tax Advice, Legal Advice, Customer Service, Internal Audit, Retail Banking, Global Corporate Banking, International Private Banking, Compliance, Financial Accounting and Control, Financial Operations and Markets, Operations and Services, Global Wholesale Banking Risks, Wholesale and Corporate Banking Risks, Credit Risks, Financial Risks, Methodology, Processes and Infrastructure Risks, Operational Risk, Technology, Global Treasury and, lastly, the unit proposing the new product or a representative of the Local New Products Committee.

Before a new product or service is launched, the aforementioned areas, together with any independent experts required to correctly evaluate the risks incurred, conduct an exhaustive analysis of all the matters involved and express their opinion as to whether the product or service should be marketed.
On the basis of the documentation received, the Global New Products Committee, after checking that all requirements for the approval of the new product or service have been met and considering the risk guidelines established by the Santander Group’s Risk Standing Committee, either approves, rejects or sets conditions for the proposed new product or service.
The Global New Products Committee pays particular attention to the suitability of the new product or service for the environment in which it is to be marketed.
57. Transition to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

Following is a detail of how the transition from the former accounting principles (Bank of Spain Circular 4/1991) to the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under Bank of Spain’s Circular 4/2004 has affected the main accounting aggregates previously reported by the Group.

Following is a reconciliation of the balances in the consolidated balance sheet and consolidated income statement, the definitions being as follows:
–	Closing balances: the balances in the Group’s consolidated financial statements prepared in accordance with the former accounting principles and standards.

–	Reclassifications: changes arising from the new presentation format of the financial statements.

–	Adjustments: changes arising from the measurement bases and accounting policies modified by the new standards.

–	Opening balances: the balances resulting from considering the effect of the adjustments and reclassifications on the closing balances.

–	Ref.: reference to the comment explaining the nature of the most significant adjustments.

a)	Consolidated balance sheet: reconciliation at January 1, 2004 — Assets, liabilities and equity

	Millions of Euros
	Closing	Effects of Changes		Opening
	Balances	Reclassific.	Adjustments	Balances	Ref.
Cash and balances with central banks	8,907	9	—	8,916
Government debt securities	31,109	(31,109)	—	—
Financial assets held for trading	—	22,008	460	22,468	(ii)
Due from credit institutions	37,618	(37,618)	—	—
Debentures and other fixed-income securities	44,277	(44,277)	—	—
Other financial assets at fair value through profit or loss	—	2,514	—	2,514
Available-for-sale financial assets	—	67,543	3,223	70,766	(iii)
Loans and receivables	—	222,209	3,812	226,021	(i), (iv), (vii)
Loans and credits	172,504	(172,504)	—	—
Hedging derivatives	—	318	75	393
Non-current assets held for sale	—	1,722	—	1,722
Common stocks and other equity securities	10,064	(10,064)	—	—
Investments	4,266	(935)	148	3,479
Investments in Group companies	1,068	(1,068)	—	—
Insurance contracts linked to pensions	—	2,866	—	2,866
Reinsurance assets	—	51	—	51
Tangible assets	4,584	983	(156)	5,411
Intangible assets	—	6,598	(1,413)	5,185	(vi)
Intangible assets (former standards)	474	(474)	—	—
Consolidation goodwill	7,385	(7,385)	—	—
Tax assets	—	4,643	2,588	7,231	(viii)
Prepayments and accrued income	6,919	(2,061)	(50)	4,808
Other assets	17,984	(13,156)	(185)	4,643
Treasury stock	10	(10)	—	—
Accumulated losses at consolidated companies	4,622	(4,622)	—	—

Total assets	351,791	6,181	8,502	366,474

Financial assets held for trading	—	9,014	1,025	10,039	(ii)
Financial liabilities at amortized cost	—	293,460	3,803	297,263	(vii)
Due from credit institutions	75,580	(75,580)	—	—
Customer deposits	159,336	(159,336)	—	—
Marketable debt securities	44,441	(44,441)	—	—
Subordinated liabilities	11,221	(11,221)	—	—
Hedging derivatives	—	534	8	542
Liabilities associated with non-current assets held for sale	—	—	—	—
Liabilities under insurance contracts	—	7,461	2	7,463
Provisions	12,728	1,182	889	14,799	(v)
Tax liabilities	—	889	1,327	2,216	(viii)
Accrued expenses and deferred income	7,540	(2,773)	(29)	4,738
Other liabilities	10,429	(7,409)	(138)	2,882
Equity having the substance of a financial liability	—	3,908	—	3,908
Minority interests	5,440	(3,501)	22	1,961
Valuation adjustments	—	—	2,043	2,043
Negative consolidation difference	14	(14)	—	—
Shareholders’ equity	25,062	(5,992)	(450)	18,620

Total liabilities and equity	351,791	6,181	8,502	366,474

b) Consolidated balance sheet: reconciliation at December 31, 2004 — Assets, liabilities and equity

	Millions of Euros
	Closing	Effects of Changes		Opening
	Balances	Reclassific.	Adjustments	Balances	Ref.
Cash and balances with central banks	8,787	14	—	8,801
Government debt securities	16,123	(16,123)	—	—
Financial assets held for trading	—	111,420	336	111,756	(ii)
Due from credit institutions	49,570	(49,570)	—	—
Debentures and other fixed-income securities	82,839	(82,839)	—	—
Other financial assets at fair value through profit or loss	—	45,759	—	45,759
Available-for-sale financial assets	—	42,100	2,421	44,521	(iii)
Loans and receivables	—	387,413	7,019	394,432	(i), (iv), (vii)
Loans and credits	335,208	(335,208)	—	—
Hedging derivatives	—	2,882	943	3,825	(ii)
Non-current assets held for sale	—	2,074	23	2,097
Common stocks and other equity securities	13,164	(13,164)	—	—
Investments	2,697	844	207	3,748
Investments in Group companies	5,046	(5,046)	—	—
Insurance contracts linked to pensions	—	2,754	—	2,754
Reinsurance assets	—	3,046	—	3,046
Tangible assets	8,213	2,617	(245)	10,585
Intangible assets	—	16,541	(1,038)	15,503	(vi)
Intangible assets (former standards)	463	(463)	—	—
Consolidation goodwill	16,964	(16,964)	—	—
Tax assets	—	7,075	2,649	9,724	(vii)
Prepayments and accrued income	7,758	(4,749)	21	3,030
Other assets	23,755	(18,699)	(151)	4,905
Treasury stock	104	(104)	—	—
Accumulated losses at consolidated companies	4,707	(4,707)	—	—

Total assets	575,398	76,903	12,185	664,486

Financial assets held for trading	—	90,791	735	91,526	(ii)
Other financial liabilities at fair value through profit or loss	—	11,244	—	11,244
Financial liabilities at amortized cost	—	440,160	7,672	447,832	(vii)
Due from credit institutions	84,814	(84,814)	—	—
Customer deposits	293,845	(293,845)	—	—
Marketable debt securities	84,007	(84,007)	—	—
Subordinated liabilities	20,194	(20,194)	—	—
Hedging derivatives	—	3,133	(238)	2,895
Liabilities under insurance contracts	—	42,344	1	42,345
Provisions	15,345	1,810	869	18,024	(v)
Tax liabilities	—	2,210	1,286	3,496	(viii)
Accrued expenses and deferred income	10,827	(6,416)	(29)	4,382
Other liabilities	18,577	(14,536)	77	4,118
Equity having the substance of a financial liability	—	2,136	(12)	2,124
Minority interests	8,539	(6,448)	(6)	2,085
Valuation adjustments	—	(30)	1,808	1,778	(iii)
Negative consolidation difference	11	(11)	—	—
Consolidated profit for the year	3,668	(3,668)	—	—
Share capital	3,127	—	—	3,127
Share premium	20,370	—	—	20,370
Reserves and other equity instruments	5,681	1,716	(425)	6,972
Treasury shares	—	(104)	(23)	(127)
Profit attributed to the Group	—	3,136	470	3,606
Dividends and remuneration	—	(1,311)	—	(1,311)
Revaluation reserves	43	(43)	—	—
Reserves at consolidated companies	6,350	(6,350)	—	—

Total liabilities and equity	575,398	76,903	12,185	664,486

c)	Consolidated income statement for 2004

	Millions of Euros
	Closing	Effects of Changes		Opening
	Balances	Reclassific.	Adjustments	Balance	Ref.
Interest and similar income	18,104	(244)	(399)	17,461	(i)
Interest expense and similar charges	(10,116)	(184)	25	(10,275)
Income from equity instruments	—	400	(11)	389
Income from equity securities	647	(647)	—	—
Share of results of entities accounted for using the equity method	—	587	(138)	449
Net profit from companies accounted for using the equity method	540	(540)	—	—
Fee and commission income	5,777	(68)	(13)	5,696
Fee and commission expense	(1,167)	240	—	(927)
Insurance activity income	—	165	(4)	161
Gains/losses on financial assets and liabilities (net)	953	(331)	118	740
Exchange differences (net)	—	265	96	361
Sales and income from the provision of non-financial services	—	1,058	(30)	1,028
Cost of sales	—	(681)	—	(681)
Other operating income	90	(5)	116	201
Personnel expenses	(4,135)	(192)	2	(4,325)
Other general administrative expenses	(2,600)	111	(26)	(2,515)
Depreciation and amortization	—	(906)	67	(839)
Depreciation, amortization and write-down of tangible and intangible assets	(735)	735	—	—
Other operating expenses	(272)	8	—	(264)
Impairment losses (net)	—	(1,764)	(79)	(1,843)
Amortization of consolidation goodwill	(619)	138	481	—	(vi)
Write-offs and credit loss provisions	(1,648)	1,648	—	—
Provisions (net)	—	(1,149)	8	(1,141)
Finance income from non-financial activities	—	20	—	20
Finance expenses of non-financial activities	—	(37)		(37)
Gains on Group transactions	509	(509)	—	—
Losses on Group transactions	(43)	43	—	—
Other gains	—	1,501	(13)	1,488
Extraordinary income	1,027	(1,027)	—	—
Other losses	—	(634)	68	(566)
Extraordinary loss	(1,877)	1,877	—	—

Profit before tax	4,435	(122)	268	4,581

Income tax	(311)	(493)	207	(597)
Other taxes	(456)	456	—	—

Profit from continuing operations	3,668	(159)	475	3,984

Profit from discontinued operations	—	12	—	12

Consolidated profit for the year	3,668	(147)	475	3,996

Profit attributed to minority interests	(532)	147	(5)	(390)

Profit attributed to the Group	3,136	—	470	3,606

d)	Salient adjustments
i.	Financial fees and commissions
Loan origination and application fees not relating to direct expenses incurred in arranging transactions are accrued over the term of the loan as a component of its effective return. Under the previous accounting standards, these fees were credited to income in full on the loan grant date.

ii. Derivatives transactions
Since the entry into force of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, all derivatives must be measured at fair value determined, wherever possible, by their market value and, as a general rule, changes in the fair value must be recognized in the consolidated income statement. Formerly, only changes in the value of trading derivatives arranged in organized markets could be reflected in income. Otherwise, if valuation of the derivatives disclosed potential losses, such losses were reflected in income, whereas disclosed potential gains could not be recognized until they were effectively realized or offset by losses in instruments on the same currency. Transactions defined as hedging transactions in accordance with Circular 4/1991 which are not defined as such under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 are not reflected in the opening balance sheet.
iii. Available-for-sale financial assets
This item relates to a portfolio that is substantially similar to the former available-for-sale portfolio. The basic difference in its treatment, compared to the previous standards, lies in that positive or negative changes in the fair value of the assets classified in this portfolio must be recognized in equity (net of the related tax effect). When the related gains or losses are realized, they are recognized in the income statement. The former standards were similar, but only permitted losses to be written off.
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
vi. Goodwill
Previously, goodwill had to be amortized systematically over a period of up to 20 years. Under the new standards, goodwill is no longer amortized and must be tested for impairment, at least annually, to determine whether the goodwill is impaired and whether any impairment should be recognized in the consolidated income statement.
In addition, goodwill must be denominated in local currency, although that arising prior to January 1, 2004 can continue to be expressed in euros. In the opening balance sheet, the Group recalculated in local currency the goodwill existing at January 1, 2004.
vii. Securitization
Financial assets are only derecognized when the rights to the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred to third parties. The previous standards required derecognition of securitized assets.
viii. Tax assets and liabilities
These adjustments relate to the tax effect arising on the recognition of first-time application adjustments.
e) Other information
For the purposes of the consolidated financial statements for 2005, the Group prepared an opening balance sheet at January 1, 2004, by applying the accounting policies and rules and the measurement bases described in Note 2, with the exceptions provided for by the accounting standards in force, which are detailed below.

The main exceptions permitted under the accounting standards in force are as follows:
1.	Cumulative exchange differences: cumulative exchange differences of all foreign operations were definitively charged to reserves at January 1, 2004.
2.	Derecognition of financial instruments: financial assets and liabilities derecognized at December 31, 2003 under previous GAAP were not recognized in the opening balance sheet.
3.	Non-current assets held for sale: the allowances recorded for foreclosed assets existing at January 1, 2004 and still held at the reporting date reduced the value of these assets.
4.	Business combinations: the accounting treatment of business combinations discussed in Note 2-b is not applicable to business combinations performed prior to January 1, 2004.

58. Significant differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. generally accepted accounting principles
As described in Note 1, the accompanying Consolidated Financial Statements of the Santander Group are presented in the formats stipulated by the Bank of Spain Circular 4/2004, of 22 December, on Public and Confidential Financial Reporting Rules and Formats, and were prepared by applying the generally accepted accounting principles for the International Financial Reporting Standards, as adopted by the European Union pursuant to Regulation (EC) Nº 1606/2002 of the European Parliament of the Council of 19, July 2002. As explained in Note 57, the 2005 and 2004 Consolidated Financial Statements were the first to be prepared in accordance with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. Such formats and accounting principles vary in certain respects from those generally accepted in the United States (“U.S. GAAP”). This Note includes relevant information about valuation differences, differences in Financial Statements presentation and additional disclosure requirements.
IFRS 1 “First-time Adoption of International Financial Reporting Standards” provides first-time adopters of the EU-IFRS with a number of exemptions and exceptions from full retrospective application, some of which were applicable to Santander Group (see Note 57). Had the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 been applied fully retrospectively, net income and shareholders’ equity under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 shown in the tables below would have been different and the reconciling items to U.S. GAAP shown below would also have been different.
The information included in this Note is classified as follows:

Note 58.1.	Recent Pronouncements:

Note 58.1.A.	U.S. GAAP Recent Pronouncements

Note 58.1.B.	IFRS Recent Pronouncements

Note 58.2.	Significant valuation and income recognition principles under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP

Note 58.3.	Net Income and Stockholders’ Equity reconciliations between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP

Note 58.4.	Significant presentation differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP

Note 58.5.	Consolidated financial statements

Note 58.6.	Preference Shares and Preferred Securities

Note 58.7.	Business combinations: Goodwill and Other assets and liabilities

Note 58.8.	Earnings per Share

58.1 Recent Pronouncements
58.1.A U.S. GAAP Recent Pronouncements
A summary of the recent pronouncements that have been adopted by the Group as of December 31, 2006, is as follows:
1.
In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123-R), which replaces the existing SFAS 123 and supersedes Accounting Principles Board Opinion (“APB”) 25 “Accounting for Stock Issued to Employees”. This statement eliminates the option to apply the intrinsic value measurement provisions of APB No. 25 to stock compensation awards issued to employees. SFAS 123-R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award the requisite service period (usually the vesting period). SFAS 123-R is effective for interim and annual reporting periods beginning after June 15, 2005, however early adoption is permitted. SFAS 123-R establishes 2 methods for the accounting change: the Modified Prospective Application and the Modified Retrospective Application. The Bank adopted SFAS 123-R on January 1, 2005 by using the modified prospective approach, which requires recognizing expense for options granted prior to the adoption date equal to the fair value at the grant date of the unvested amounts over their remaining vesting period. See Note 59.8.

2.
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28”. This statement provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. Because of its similarities with IFRS’s IAS 8, SFAS 154 will reduce differences between U.S. GAAP and the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 in the accounting and reporting of accounting changes and corrections of errors. The Group adopted SFAS 154 with effect from January 1, 2006 and did not have a material impact on the Group’s financial position or results of operations.

3.
In June 2005, the FASB issued SFAS 133 Implementation Issue No. B38, “Embedded Derivatives: Evaluation of Net Settlement With Respect to the Settlement of a Debt Instrument Through Exercise of an Embedded Put Option or Call Option” (“DIG Issue 38”). DIG Issue 38 clarifies that in applying paragraph 12(c) of SFAS 133 to a put option or call option (including a prepayment option) embedded in a debt instrument, the potential settlement of the debtor’s obligation to the creditor that would occur upon exercise of the put option or call option does not meet the net settlement criterion in paragraph 9(a) of SFAS 133. The application of paragraph 12(c) is relevant when an embedded put option or call option is not considered to be clearly and closely related to the debt host under paragraph 12(a) and related paragraph 13 or 61(d). DIG Issue 38 is effective for fiscal years beginning after December 15, 2005. The adoption of DIG Issue 38 did not have a material impact on the Group’s financial position or results of operations.

4.
In June 2005, the FASB issued SFAS 133 Implementation Issue No. B39, “Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor” (“DIG Issue 39”). DIG Issue 39 describes the circumstances in which an embedded call option (including a prepayment option) that can accelerate the settlement of a hybrid instrument containing a debt host contract would not be subject to the conditions in paragraph 13(b) of SFAS 133. DIG Issue B39 is effective for fiscal years beginning after December 15, 2005. The adoption of DIG Issue B39 did not have a material impact on the Group’s financial position or results of operations.

5.
In February 2006, the FASB issued SFAS 155 “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140”. SFAS 155 amends SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and resolves issues addressed in SFAS 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets” as follows:

➢	It permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;
➢	It clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;

➢
It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

➢	It clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and
➢
It amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS 155 is effective for all financial instruments acquired or issued after the first fiscal year beginning after September 15, 2006. With effect from January 1, 2005, the Santander Group has taken the fair value option under U.S. GAAP for certain debt securities in issue that are considered hybrid financial instruments, and has elected to initially and subsequently measure those hybrid financial instruments in their entirety at fair value for purposes of U.S. GAAP in order to align the accounting under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP.

6.
In September 2006, the FASB issued SFAS No. 158, “Employer’s Accounting for Defined Benefit Pensions and Other Postretirement Benefits” (SFAS No. 158). In accordance with SFAS No. 158, effective December 31, 2006, entities must record the funded status of each of its defined benefit pension and postretirement plans (other than a multiemployer plan) on its balance sheet with the corresponding offset, net of taxes, recorded in Accumulated Other Changes in Equity From Non-owner Sources within Stockholders’ Equity. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. SFAS 158 requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to (1) recognize the funded status of a benefit plan — measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation — in its statement of financial position. For a pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation, (2) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS 87, or SFAS 106 ‘‘Employers’ Accounting for Postretirement Benefits Other Than Pensions’’. Amounts recognized in accumulated other comprehensive income, including the gains or losses, prior service costs or credits, and the transition asset or obligation remaining from the initial application of SFAS 87 and SFAS 106, are adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of those Statements, (3) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position (with limited exceptions) and (4) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. Santander adopted SFAS 158 from December 31, 2006. The impact of adoption is disclosed in Note 58.3.

7.
In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 states that registrants should use both a balance sheet (iron curtain approach) and income statement (roll-over approach) approaches when quantifying and evaluating the materiality of a misstatement in the financial statements. SAB 108 provides transition guidance for correcting errors existing in prior years and is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on the Group’s financial position or results of operations.

8.
In June 2006, the Emerging Issues Task Force, reached a final consensus on EITF 05-1 “Conversion of an Instrument that Became Convertible upon the Issuer’s Exercise of a Call Option”. EITF 05-1 addresses whether the conversion of such a debt instrument into issuer shares should be accounted for akin to a conversion (no gain or loss recorded) or an extinguishment. The Task Force concluded that the call option and the resulting equity securities issued should be accounted for akin to a conversion provided that the debt instrument, at issuance, contains a substantive conversion feature. Additionally, the issuance of equity securities to settle an instrument that, as of its issuance date, does not contain a substantive conversion feature should be accounted for as a debt extinguishment. EITF 05-1 applies to all conversions within the scope of this Issue that result from the exercise of call options and is effective in interim or annual reporting periods beginning after June 28, 2006. The adoption of EITF 05-1 did not have a material impact on the Group’s financial position or results of operations.

Additionally, a summary of the recent pronouncements that have been issued but have not yet been adopted by the Group as of December 31, 2006, is as follows:
1.
In March 2006, the FASB issued SFAS 156 “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140”. SFAS 156 amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 requires a company to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract principally in a transfer of the servicer’s financial assets that either meets the requirements for sale accounting, or is to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits a company to choose to subsequently measure each class of separately recognized servicing assets and servicing liabilities using either a specified amortization method or a specified fair value measurement method. At its initial adoption, SFAS 156 permits a one-time reclassification of available-for-sale securities to trading securities by companies with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under SFAS 115, provided that the available-for-sale securities are identified in some manner as offsetting the company’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. SFAS 156 is applicable to all transactions entered into in fiscal years that begin after September 15, 2006. The adoption of this statement is not expected to have a material impact on the Group’s financial position or results of operations.

2.
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

3.
On July 13, 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes,” which attempts to set out a consistent framework for preparers to use to determine the appropriate level of tax reserves to maintain for “uncertain tax positions.” This interpretation of FASB Statement No. 109 uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than fifty percent likely to be realized. FIN 48 also sets out disclosure requirements to enhance transparency of an entity’s tax reserves. The Company is still evaluating the impact of the adoption of FIN 48.

4.
On July 13, 2006, the FASB issued a Staff Position, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leverage Lease Transaction” (FSP 13-2), which provides guidance regarding changes or projected changes in the timing of cash flows relating to income taxes generated by a leveraged lease transaction. Leveraged leases can provide significant tax benefits to the lessor. Since changes in the timing and/or amount of these tax benefits may have a material effect on the cash flows of a lease transaction, a lessor, in accordance with FSP 13-2, will be required to perform a recalculation of a leveraged lease when there is a change or projected change in the timing of the realization of tax benefits generated by that lease. The Group is currently assessing the potential impact of FSP 13-2.

5.
The FASB issued FASB Staff Position FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (FSP FIN 46(R)-6) in April 2006. FSP FIN 46(R)-6 addresses the application of FIN 46(R), “Consolidation of Variable Interest Entities,” in determining whether certain contracts or arrangements with a variable interest entity (VIE) are variable interests by requiring companies to base such evaluations on an analysis of the VIE’s purpose and design, rather than its legal form or accounting classification. FSP FIN 46(R)-6 is required to be applied for all reporting periods beginning after June 15, 2006. While the Company is still evaluating the impact of the FSP, the adoption of the FSP is not expected to result in material differences from Santander’s existing accounting policies regarding the consolidation of VIEs.

6.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). This Standard defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. In addition, SFAS No. 157 disallows the use of block discounts and supersedes the guidance in EITF 02-3, which prohibited the recognition of day-1 gains on certain derivative trades when determining the fair value of instruments traded in an active market. With the adoption of this Standard, these changes will be reflected as a cumulative effect adjustment to the opening balance of retained earnings. The Standard also requires reflecting its own credit standing when measuring the fair value of debt it has issued, including derivatives, prospectively from the date of adoption. SFAS No. 157 is effective for fiscal year beginning January 1, 2008, with earlier adoption permitted for the Company’s fiscal year beginning January 1, 2007. Santander is currently evaluating the potential impact of adopting this Standard.

7.
In February 2007, the FASB issued SFAS 159 ‘‘The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115’’. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. Eligible items include a financial asset and financial liability, a firm commitment involving financial instruments that would not otherwise be recognized at fair value, a written loan commitment, certain rights and obligations under an insurance contract, and certain rights and obligations under a warranty. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. In accordance with SFAS 159, the fair value option (1) can be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method, (2) is irrevocable (unless a new election date occurs), and (3) has to be applied to entire instruments and not to portions of it. SFAS 159 is effective from an entity’s first year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157,‘‘Fair Value Measurements’’. This statement reduces accounting differences between U.S.GAAP and the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. Santander is currently evaluating the potential impact of adopting this Standard.

58.1.B. IFRS Recent Pronouncements
At the date of preparation of these consolidated financial statements, as stated in Note 1.b., there were new IFRS Standards and Interpretations (IFRICs) adopted by the European Union which will come into force at January 1, 2007. Specific analysis and information is as follows:
1.
IFRS 7 “Financial instruments disclosures”: This new standard adds certain new disclosures about financial instruments to those currently required by IAS 32 Financial Instruments: Disclosure and Presentation and replaces the disclosures now required by IAS 30 Disclosures in the Financial Statements of Banks and Similar Financial Institutions. Puts all of those financial instruments disclosures together in a new standard on Financial Instruments: Disclosures. The remaining parts of IAS 32 deal only with financial instruments presentation matters.

2.
Amendment to IAS 1 “Presentation of Financial Statements — Capital disclosures”: This amendment to IAS 1 Presentation of Financial Statements requires entities to disclose information that enables readers to evaluate the entity’s objectives, policies and processes for managing capital. The disclosures are based on information provided internally to key management personnel.

3.
IFRIC 7 “Applying the Restatement approach under IAS 29 Financial Reporting in Hyperinflationary Economies”: IFRIC 7 requires entities to apply IAS 29 Financial Reporting in Hyper-inflationary Economies in the reporting period in which an entity first identifies the existence of hyperinflation in the economy of its functional currency as if the economy had always been hyperinflationary.

4.
IFRIC 8 “Scope of IFRS 2”: Clarifies that IFRS 2 Share-based Payment will apply to any arrangement when equity instruments are granted or liabilities (based on a value of an entity’s equity instrument) are incurred by an entity, when the identifiable consideration appears to be less than the fair value of the instruments given. It presumes that such cases are an indication that other consideration (i.e., unidentifiable goods or services) has been or will be received. The unidentifiable goods or services concerned are to be measured at the grant date as the difference between the fair value of the share-based payment (equity given or liability incurred) and the fair value of any identifiable goods or services received.

For cash-settled transactions, the liability is to be remeasured at each reporting date until is settled, in accordance with IFRS 2.
5.
IFRIC 9 “Reassessment of Embedded Derivatives”: IFRIC 9 concludes that an entity must assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required.

Additionally Note 1.b. discloses general analysis of the Standards and Interpretations not yet adopted by the European Union, which will come into force in subsequent years. More specific details are as follows:
1.
IFRS 8 “Operating Segments”: On November 30, 2006, the IASB issued IFRS 8 which requires segment analysis reported by an entity to be based on information used by management. The Group currently discloses this information in Note 54. IFRS 8 is effective for periods beginning on or after January 1, 2009.

2.
IFRIC 10 “Interim Financial Reporting and Impairment”: IFRIC 10 addresses an inconsistency between IAS 34 Interim Financial Reporting and the impairment requirements relating to goodwill in IAS 36 Impairment of Assets and equity instruments classified as available for sale in IAS 39 Financial instruments: Recognition and Measurement. The Interpretation states that the specific requirements of IAS 36 and IAS 39 take precedence over the general requirements of IAS 34 and, therefore, any impairment loss recognized for these assets in an interim period may not be reversed in subsequent periods. IFRIC 10 is effective for periods beginning on or after November 1, 2006.

3.
IFRIC 11 “IFRS 2 — Group and Treasury Share Transactions”: requires that treasury share transactions are treated as equity-settled, and share-based payments involving equity instruments of the parent should be treated as cash-settled. This is consistent with the Group’s current practice. IFRIC 11 is effective for periods beginning on or after March 1, 2007.

As explained in Note 1.b., the directors consider that the entry into force of these Standards and Interpretations will not have a material effect on the Group’s consolidated financial statements.

Endorsement: Our financial statements are prepared in accordance with IASB as adopted by the European Union (EU). Once a statement, amendment or interpretation is issued by IASB it should be endorsed by EU to form part of our accounting rules.

58.2 Other significant valuation and income recognition principles under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP
Following is a description of the most significant valuation and income recognition principles under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP, which differ among them, applicable to the financial statements of the Santander Group:

The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004	U.S. GAAP
Business combinations, goodwill and intangible assets (See Notes 2.b.v and 2.m)
Business combinations performed on or after January 1, 2004 whereby the Group obtains control over an entity are recognized for accounting purposes as follows:
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
At the end of each reporting period goodwill is reviewed for impairment at a cash-generating-unit level and any impairment is written down with a charge to “Impairment Losses — Goodwill” in the consolidated income statement. An impairment loss recognized for goodwill is not reversed in a subsequent period.
In the first adoption of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, we have used the goodwill existing at January 1, 2004, recalculated from euros to local currency as of the date it arose.

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
According to SFAS 142 Goodwill and Intangible Assets with indefinite useful lives are subject to an impairment test at least annually, at a reporting unit level, and should be written-off to the extent that it is judged to be impaired. Impairment losses cannot be reversed.

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
(continues in following page)

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
(2) The equity investor cannot make significant decisions about the entity’s operations, or although it could, it doesn’t absorb the expected losses or receive the expected returns of the entity.
(3) The equity investors have voting rights that are not proportionate to their economic interests and substantially all the activities of the entity involved are conducted on behalf of an investor with a disproportionately small voting interest.

The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004	U.S. GAAP
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

Post-employment benefits (See Notes 2.v and 2.w)
The Group recognizes under “Provisions — Provisions for Pensions and Similar Obligations” the present value of its defined benefit pension obligations, net of the fair value of the plan assets and of the net unrecognized cumulative actuarial gains or losses disclosed in the valuation of these obligations, which are deferred using a corridor approach, and net of the past service cost, which is deferred over time.
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
The past service cost — which arises from changes to current post-employment benefits or from the introduction of new benefits - is recognized on a straight-line basis in the consolidated income statement over the period from the time the new commitments arise to the date on which the employee has an irrevocable right to receive the new benefits.
(continues in following page)

Under U.S. GAAP, the Group applies the provisions of SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 88, “Employers’ Accounting for Settlements and Curtailment of Defined Benefit Pension Plans and for Termination Benefits,” and SFAS No. 106, “Employers Accounting for Postretirement Benefits Other Than Pensions”, as applicable. Furthermore, the Group provides the required disclosures in accordance to SFAS No. 132(R) “Employers’ Disclosures about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88, and 106”.
These Standards do not significantly differ from the provisions followed and applied in our primary financial statements under IFRS; IAS 19 “Employee Benefits”.
Additionally, on September 29, 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158), which requires the recognition of a plan’s over-funded or under-funded status as an asset or liability with an offsetting adjustment to Accumulated Other Comprehensive Income (OCI). Companies must recognize as a component of OCI, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, Employers’ Accounting for Pensions, or No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. Amounts recognized in Accumulated Other Comprehensive Income, including the gains or losses, prior service costs or credits, and the transition asset or obligation remaining from the initial application of Statements 87 and 106, are adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of those Statements. This part of the statement is effective as of December 31, 2006. See Note 58.3 for details. Additionally, SFAS 158 requires companies to measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position (with limited exceptions) and it is effective for fiscal years ending after December 31, 2008.
A liability and a loss in net income are registered for early retirement plans when the employees accept the offer and the amount can be reasonably estimated.

The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004	U.S. GAAP
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
- The statistical percentages obtained from historical trends as determined by the Bank of Spain guidance (Circular) are applied, being the amounts determined within the range of possible estimated losses calculated internally.
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
(continues in following page)

Investments in equity securities with readily determinable market values and all debt securities are classified as trading securities, available-for-sale securities, or held to maturity securities in accordance with SFAS 115.
Trading assets are stated at market value, and differences between market value and book value are reported in the statement of income.
Debt and equity securities classified as available-for-sale represent securities not classified as either held to maturity or trading securities. They are initially recognized at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Unrealized gains and losses on available-for-sale securities arising from changes in fair value are included in “Other comprehensive income” as a separate component of equity until sale when the cumulative gain or loss is transferred to the income statement. Foreign exchange differences on available-for-sale securities denominated in foreign currency are also excluded from earnings and recorded as part of the same separate component of equity.
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
- The loan loss allowance should represent the best and most probable estimate of the possible scenarios, being the amounts determined within the range of possible estimated losses calculated internally.
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
(continues in following page)

The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004	U.S. GAAP
Preference Securities and Preference Shares (See Notes 58.5 and 58.6)
Following the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 consolidation rules, special purpose entities used to issue preference shares are consolidated.
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

As a consequence of FIN 46-R special purpose entities, of which the Group is no longer the primary beneficiary, used to issue preference shares are excluded from the consolidation. In our balance sheet its value is replaced by the subordinated deposits in the Bank that act as a guarantee of the securities. All the other preference shares are classified in equity if they are not mandatorily redeemable and do not have redemption features that are not solely within the control of the issuer. The dividends on preference securities and shares are accounted for as an appropriation of profit.

Securitized assets (See Notes 2.e, 58.3.g, 58.5 and 59.1)
The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:
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

(continues in following page)	(continues in following page)

The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004	U.S. GAAP
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

Derivative instruments and hedging activities (See Notes 2.d.v and 58.3.f)
All derivatives are recognized either as assets or liabilities on the balance sheet and measured at their fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation as Trading or Hedging (of Cash Flow, of Fair Value or of a foreign currency investment exposure).
- Effectiveness testing: the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 allows prospective and retrospective effectiveness testing.
- Macro hedging is permitted
- Portfolio hedging is permitted

Accounting for derivatives under U.S. GAAP is similar to that of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. There are however differences in their detailed application.
- Effectiveness testing: retrospective testing may not be required for short cut and match terms.
- Macro hedging is not allowed
- Portfolio hedging requires that the individual items respond in a “generally proportionate manner” to the overall change in fair value of the aggregate portfolio.

58.3 Net Income and Stockholders’ Equity reconciliations between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP
Following is a summary of the adjustments to consolidated net income and to consolidated Stockholders’ Equity which would be required if U.S. GAAP had been applied to the accompanying consolidated financial statements.
Our primary financial statements have been prepared in accordance with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. For this reason, reconciliation to U.S. GAAP starts from our EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 financial statements. These adjustments are explained in the following Notes a — j.
After the reconciliation, the Comprehensive Income reporting required by SFAS 130 is disclosed. More information about it can be found in Note j.

		Thousands of Euros
		Increase (decrease)
NET INCOME		2006	2005	2004
Net income in accordance with the EU-IFRS(*)		8,245,753	6,749,770	3,996,234
Less: Net income attributable to minority interest under the EU-IFRS (*)(**)		(649,806)	(529,666)	(390,364)

Net income attributable to the Group in accordance with the EU-IFRS(*)		7,595,947	6,220,104	3,605,870
Of which:
Continuing operations		6,417,920	6,075,069	3,525,822
Discontinued operations		1,178,027	145,035	80,048

Adjustments to conform to U.S. GAAP:
• Allowances for credit losses	(a)	(226,365)	(302,033)	509,042
• Investment securities	(b)	161,268	82,052	(271,098)
• Goodwill and business combinations	(d)	(170,325)	69,675	138,200
• Intangible assets	(d)	—	(50,661)	1,051
• Premises and equipment	(e)	9,507	7,669	9,502
• Hedge accounting: derivative instruments	(f)	(550,276)	342,382	(458,790)
• Securitization	(g)	174,237	72,961	—
• Pension liabilities and other post-employment benefits	(h)	412,085	—	—
• Income taxes	(i)	8,493	(123,689)	407,089

Total adjustments:		(181,376)	98,356	334,996

Net income attributable to the Group in accordance with U.S. GAAP		7,414,571	6,318,460	3,940,866
Of which:
Continuing operations		6,395,747	6,173,425	3,860,818
Discontinued operations		1,018,824	145,035	80,048

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

(**)
Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 equity and net income includes the equity and net income corresponding to the shareholders of both the Parent and the minority interests. Under U.S. GAAP, shareholder’s equity and net income is made up only of the portion attributed to equity holders of the Parent. Therefore, an adjustment to reconcile to U.S. GAAP is recorded in order to exclude the Minority Interests portion of shareholder’s equity and net income.

The accompanying Notes are an integral part of the consolidated net income and stockholders’ equity reconciliation to U.S. GAAP as of December 31, 2006, 2005 and 2004.

		Thousands of Euros
		Increase (decrease)
STOCKHOLDERS’ EQUITY		2006	2005	2004
Total Equity in accordance with the EU-IFRS(*)		47,072,302	42,626,699	36,500,258
Less: Minority Interest under the EU-IFRS (*)(**)		(2,220,743)	(2,848,223)	(2,085,316)

Stockholders’ Equity in accordance with the EU-IFRS(*)		44,851,559	39,778,476	34,414,942

Adjustments to conform to U.S. GAAP:
• Allowances for credit losses	(a)	628,385	854,750	1,156,783
• Loans granted to purchase parent company shares	(c)	(25,875)	(120,035)	(148,940)
• Investment securities	(b)	—	—	75,248
• Goodwill and business combinations	(d)	3,113,896	2,972,556	3,067,360
• Intangible assets	(d)	—	—	50,661
• Premises and equipment	(e)	(253,473)	(262,980)	(270,649)
• Hedge accounting: derivative instruments	(f)	(155,288)	395,350	52,968
• Securitization	(g)	640,357	494,674	525,264
• Pension liabilities and other post-employment benefits	(h)	105,612	—	—
• Taxes	(i)	(201,633)	(328,456)	(252,014)

Total adjustments:		3,851,981	4,005,859	4,256,681

Stockholders’ Equity in accordance with U.S. GAAP		48,703,540	43,784,335	38,671,623

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

(**)
Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 equity and net income includes the equity and net income corresponding to the shareholders of both the Parent and the minority interests. Under U.S. GAAP, shareholder’s equity and net income is made up only of the portion attributed to equity holders of the Parent. Therefore, an adjustment to reconcile to U.S. GAAP is recorded in order to exclude the Minority Interests portion of shareholder’s equity and net income.

The accompanying Notes are an integral part of the consolidated net income and stockholders’ equity reconciliation to U.S. GAAP as of December 31, 2006, 2005 and 2004.

Considering the adjustments included in the reconciliation, the Other Comprehensive Income information required by SFAS 130 is summarized in the table below:

	Thousands of Euros
	Increase (decrease)
CHANGES IN EQUITY FROM NON-OWNER SOURCES	2006	2005	2004

Accumulated Other Comprehensive Income, net of tax:
• Unrealized gains (losses) on securities	2,163,558	1,954,932	2,037,390
• Net gains (losses) on derivative instruments	49,252	70,406	339,066
• Foreign currency translation adjustment	(6,747,605)	(6,245,939)	(7,358,272)
• Pension liabilities and other post-employment benefits	(214,531)	—	—

Total Accumulated Other Comprehensive Income	(4,749,326)	(4,220,601)	(4,981,816)

COMPREHENSIVE INCOME

Net income attributable to the Group in accordance with U.S. GAAP	7,414,571	6,318,460	3,940,866

Other Comprehensive Income, net of tax:
• Unrealized gains (losses) on securities	208,626	(82,458)	(569,590)
• Net gains (losses) on derivative instruments	(21,154)	(268,660)	353,212
• Foreign currency translation adjustment	(501,666)	1,112,333	(121,532)
• Pension liabilities and other post-employment benefits	(214,531)	—	—

Other Comprehensive Income (see Note 58.3.j)	(528,725)	761,215	(337,910)

Comprehensive Income in accordance with U.S. GAAP	6,885,846	7,070,675	3,602,956

The accompanying Notes are an integral part of the consolidated net income and stockholders’ equity reconciliation to U.S. GAAP as of December 31, 2006, 2005 and 2004.

NOTES TO THE NET INCOME AND TO THE STOCKHOLDERS’ RECONCILIATION
In the adoption of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, among other decisions permitted by the rules of adoption of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, the Bank decided to reclassify all held to maturity portfolio to the available-for-sale portfolio. Consequently, even though the decision was made in 2005, the Bank included this accounting change in its reconciliation to U.S. GAAP with effect as of December 31, 2004.
Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, some companies are consolidated by using the proportional consolidation method, which is not allowed under U.S. GAAP. The use of this method instead of the global integration method has no impact on the consolidated Stockholders’ Equity or on the consolidated net income attributable to the Group. In our 2006 financial statements there were 15 entities (3 in 2005) consolidated by the proportional method which, on an aggregated basis, have assets of €2,227 million and net income of €68 million (€250 and €11 million in 2005 respectively), amounts that are not material, in light of the amounts involved as compared to our consolidated financial statements taken as a whole.
The adoption of FIN 46-R had no effect on stockholders’ equity or net income attributable to the Group, but changed the consolidation scope under U.S. GAAP, requiring the consolidation of some entities that previously were not consolidated (such as some securitization vehicles) and excluding others that previously were consolidated. Most of these changes in the consolidation scope were the same as those arising in the first adoption of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
Following are the explanations of the reconciliation items.
a) Allowances for credit losses
Under IAS 39, as we described in Note 2.g) to the Consolidated Financial Statements, a debt instrument not measured at fair value through profit or loss and in contingent exposures classified as standard are considered to be impaired — and therefore its carrying amount is adjusted to reflect the effect of its impairment — when there is objective evidence that events have occurred which give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.
As a general rule, the carrying amount of an impaired debt instrument not measured at fair value through profit or loss and in contingent exposures classified as standard are adjusted with a charge to the consolidated income statement for the year in which the impairment becomes known, and the recoveries of previously recognized impairment losses are recognized in the consolidated income statement for the year in which the impairment is reversed or reduced by collection.
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
• Collectively in all other cases.
Additionally, we recognize an impairment allowance for credit losses when it is probable that a loss has been incurred and taking into account the historical loss experience and other circumstances known at the time of assessment. For these purposes, inherent losses are the incurred but not specifically identified losses as at the date of the financial statements, calculated using statistical procedures.
The Group, in recognizing the inherent losses in debt instruments measured at amortized cost and in contingent exposures classified as standard, takes into account its historical experience of impairment and the other circumstances known at the time of assessment and has developed internal risk models, based on historical information available for each country taking into account the influence of business cycles and type of risk (homogenous portfolios). Nonetheless, as an explicit requirement of the Bank of Spain, until the Spanish regulator and supervisory authority has not satisfactorily verified such internal models, the coverage of insolvencies incurred but not specifically identified calculated therein, must not result in a lower amount than those calculated under the criteria described in Note 2.g).

The allowance for credit losses recorded by the Santander Group as at December 31, 2006, under our internal models was €8,865 million (€8,213 million in 2005). Our internal models determine a range of provisions which comprise the amount as required by the Bank of Spain.
The Bank has included in the reconciliation of stockholders’ equity and net income a difference between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP related to the determination of allowance losses not allocated to specific loans, basically due to:
• Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 we use “peer group” information as indicated in Note 2.g), in the calculation of allowances for inherent losses incurred but not yet identified, until the Bank’s internal risk models are reviewed and approved by the Bank of Spain.
• Under U.S. GAAP, pursuant to SFAS 5, Accounting for Contingencies (SFAS 5) and paragraph 3 of Financial Accounting Standards Board (FASB) Interpretation No. 14 (FIN 14), Reasonable Estimation of the Amount of a Loss we calculate credit losses based on our internal risk models using the best estimates, after considering our experience, the information about debtors profiles and appraisal of the receivables in light of the current economic environment at the balance sheet date.
• Under U.S. GAAP the methodology in developing our internal risk models is consistent with the guidance described in AICPA Accounting Guidance for Banking Industry for identified loans that are to be evaluated for collectibility.
• Also considered are the view points included in EITF Topic D-80 Application of FASB Statement 5 and 114 to a loan portfolio which state in part:
o	Arriving at an appropriate allowance involves a high degree of management judgment and results in a range of estimated losses.

o
Institutions should maintain prudent, conservative, but not excessive, loan loss allowances that fall within an acceptable range of estimated losses. Consistent with GAAP, an institution should record its best estimate within the estimated range of credit losses, including when the best estimate is at the high end of the range.

o
When determining the level for the allowance, management should always ensure that the overall allowance appropriately reflects a margin for the imprecision inherent in most estimates of inherent credit losses (footnote omitted).

o
Simply because a portion of the allowance is designated as “unallocated,” it is not thereby inconsistent with GAAP. The important consideration is whether the allowance reflects an estimate of probable losses, determined in accordance with GAAP, and is appropriately supported.

o	Allowance estimates should be based on a comprehensive, well-documented, and consistently applied analysis of the loan portfolio.
As described in the Note above our calculation under U.S. GAAP is based on the best estimate within the estimated range of credit losses. Moreover, paragraph 23 of SFAS 5 states the following:

“Whether the amount of loss can be reasonably estimated (the condition in paragraph 8(b)) will normally depend on, among other things, the experience of the enterprise, information about the ability of individual debtors to pay, and appraisal of the receivables in light of the current economic environment. In the case of an enterprise that has no experience of its own, reference to the experience of other enterprises in the same business may be appropriate.

Hence, the use of “peer group” statistical assumptions are not appropriate, even when the amount falls within an acceptable range of estimated losses, as the amount does not correspond with the best estimate of loan losses. Consequently, for U.S. GAAP purposes we have used our own appropriately adjusted experience in determining the allowance for loan losses.
Accordingly, we have recorded an adjustment between U.S. GAAP and the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 which caused a decrease of €226,365 and €302,033 thousand to our income statement in 2006 and 2005, respectively, and an increase of €509,042 thousand in 2004. The effect in shareholders’ equity under U.S. GAAP is an increase of €628,385 thousand, €854,750 thousand and €1,156,783 thousand in 2006, 2005 and 2004, respectively.
b) Investment securities
In this item we consider the adjustments that arise from different cost in securities, either they arise from previous Spanish GAAP or from the different accounting treatment of impairment losses under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 or U.S. GAAP (i.e. the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 permit to register as an income the recoveries in value of past impairments).
Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, the criteria for presentation, valuation and recognition of debt and equity instruments are those disclosed in Note 2.c) and 2.d).

During the first-time adoption of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, the recognition, measurement and disclosure criteria included in IAS 32 and 39, were applied retrospectively to January 1, 2004 (the date of transition to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004).
1- Different cost in debt and equity securities:
Under previous Spanish GAAP, some investments in listed affiliated companies in which the Group held an ownership interest of more than 3% and less than 20% were accounted for by the equity method. Under U.S. GAAP, the Group’s investments in these companies were accounted for as indicated by SFAS No. 115. As a result of the first-time adoption of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, such investments were classified as “Available for sale financial assets” and valued in accordance to IAS 32 and 39, for which the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 accounting treatment of new and former investments in affiliated companies is identical to that under U.S. GAAP.
In previous years this adjustment reflected the changes in the valuation of these holdings from the equity accounting method to the lower of cost or market value (available-for-sale securities under previous Spanish GAAP classification). Subsequently, an additional adjustment was made to meet SFAS 115 requirements. Currently, this adjustment reflects the reversal of those impairments upon sale of the corresponding investments, recorded prior to January 1, 2004 (transition date); in determining other than temporary impairments realized in accordance to SFAS 115, for both debt and equity instruments.
In this regard, historical differences in the amortized cost of past investments in affiliated companies, debt securities and available for sale financial assets remain (the amortized cost is higher under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 than it is under U.S. GAAP) and therefore, at the time of their sale, the capital gains resulting will be lower under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 than under U.S. GAAP.
The 2006 reconciliation item reflects the adjustment to the profit on sale of the 4.8% stake on San Paolo IMI, S.p.A, and maintains the adjustment for the 3.6% holding that we keep on our books at December 31, 2006.
The 2005 reconciliation item reflects the adjustment to the profit on sale of our holdings in Royal Bank of Scotland Group plc and Commerzbank AG (2.57% and 3.38% of their capital respectively, see Note 8) and maintains differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP on the holdings recorded under previous Spanish GAAP, due to different valuation criteria used prior to January 1, 2004.
The 2004 reconciliation adjustment also adjusts the profit on sale of disposal of the total investment (2.51% stake) in Royal Bank of Scotland Group plc. due to different cost basis under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP of the former investment.
2- Different treatment of impairment losses under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 or U.S. GAAP in debt securities
The Group conducts reviews to assess whether other-than-temporary impairment exists. These reviews consist of (i) the identification of the securities that maintain impairments during the last six months, and (ii) the determination of the value of the impairment that is not expected to be recovered. Changing global and regional conditions and conditions related to specific issuers or industries could adversely affect these values. Changes in the fair values of trading securities are recognized in earnings.
Additionally, under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 when there is evidence that a reduction in the fair value of a debt security is due to impairment, the unrealized loss is charged to net income but, if afterwards it recovers its value the impairment losses are subsequently reversed to net income.
Under U.S. GAAP impairment losses cannot be reversed and the criteria to determine if other-than-temporary impairment exists are different.
c) Loans granted to purchase parent company shares
Loans granted to employees for the acquisition of the Bank shares have been recorded under U.S. GAAP as a reduction of Stockholders’ Equity.
d) Goodwill and business combinations
As disclosed in Notes 57.d.vi) and 58.2 to our financial statements, in the first adoption of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 we used the goodwill existing under our previous Spanish GAAP at January 1, 2004, recalculating its value from euros to local currency as of the date it arose.
Most of the goodwill differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP came from differences that already existed under previous Spanish GAAP. These differences only appear in net income when we sell our holding or when there is a different impairment write-off. In the meantime they are reflected as differences in our stockholders’ equity. For information about the main differences that remain unchanged in the reported periods, see Note 58.7. Business combinations: Goodwill and Other assets and liabilities.

The 2006 net income reconciliation adjustment reflects differences on the profit on sale of our business in Perú and Bolivia and on the sale of 7.23% of Banco Santander Chile. In 1997, all the goodwill relating to our investments in Perú and in Chile was written-off under our previous Spanish GAAP but not under our U.S. GAAP reconciliation. From 1998 to 2001 the goodwill of our investments in Perú, Bolivia and Chile were amortized under U.S. GAAP but were booked in different currencies (euros under previous Spanish GAAP and local currency under U.S. GAAP), producing differences in the amounts recorded. Later, when SFAS 141 became effective (in June 2001), we faced two different goodwill impairment tests (U.S. GAAP and previous Spanish GAAP), producing even more differences. Finally, when we changed from our previous Spanish GAAP to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, we recalculated our goodwill (from euros to local currency as of the date it arose) and performed impairment tests over the new values resulting in write-downs. Under U.S. GAAP no write-downs were needed.
The 2005 net income reconciliation adjustment reflects mainly the adjustment to the profit on sale of our holding in Unión Fenosa S.A. (see Note 3).
The net income differences from goodwill of our investment in Unión Fenosa S.A. also come from differences that arose years ago. Our holding in Unión Fenosa S.A. was acquired in 1999 through the purchase of Banco Central Hispano S.A. (under Previous Spanish GAAP this business combination was accounted for as a merger). Until the third quarter of 2002 our stake was lower than 20%, and it was accounted for by the equity method under previous Spanish GAAP and “as available for sale” in our reconciliation to U.S. GAAP. As a result of that different accounting treatment, net income from goodwill of our investment in Unión Fenosa S.A. was higher under previous Spanish GAAP than under U.S. GAAP. In 2002 we increased our stake above 20% and the investment was accounted for by the equity method under both GAAPs, but the goodwill was valued differently in each one. Finally, when we changed from previous Spanish GAAP to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, we maintained the value of the goodwill from our previous Spanish GAAP. In 2005 when we sold our investment in Unión Fenosa S.A. we wrote-down its goodwill to calculate the profit in sale, which was higher under U.S. GAAP (by an amount similar to the net income anticipated under previous Spanish GAAP and recognized as retained earnings under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004).
The 2004 net income reconciliation adjustment is due to goodwill impairments made under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 related to investments in Venezuela and Colombia. Under U.S. GAAP those impairments were recognized as a loss in prior years.
Net income differences from goodwill relating to our investment in Venezuela and Colombia come from differences originated in prior years. In 1997, goodwill relating to our investment in Venezuela was charged to income under our previous Spanish GAAP but not under our U.S. GAAP reconciliation. From 1998 to 2001 our investments in Colombia and Venezuela were amortized under U.S. GAAP but were booked in different currencies (euros under previous Spanish GAAP and local currency under U.S. GAAP), producing differences in the amounts spent. Later, when SFAS 141 became effective (in June 2001), we faced two different goodwill impairment tests (U.S. GAAP and previous Spanish GAAP), producing even more differences. Finally, when we changed from our previous Spanish GAAP to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, we recalculated our goodwill (from euros to local currency as of the date it arose) and performed impairment tests over the new values resulting in write-downs. Under U.S. GAAP no write-downs were needed.
For the purposes of the reconciliation to U.S. GAAP, the Group conducted a goodwill impairment test according to SFAS 142. The procedure followed to calculate it is:
• First, reporting units are determined.
• Second, goodwill is allocated to the reporting units. This criterion is different from the allocation criteria followed in the business segment information presented in Note 54, where all the goodwill is allocated to the non-operating segment (Financial Management and Equity Stakes segment). Impairment testing is not possible without this goodwill allocation.
• Third, the Group follows the two step process as set out in SFAS 142 to identify and measure any impairment loss.
e) Premises and equipment
Under IFRS 1, paragraph 16, IG8-IG9, we are allowed to use as deemed cost the revalued amount of fixed assets under previous Spanish GAAP, which is something that U.S. GAAP does not allow and thus creates the need for an adjustment.
Based on the above, the premises and equipment opening balance under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 is different from the balances carried under U.S. GAAP since some real estate properties were revalued under previous Spanish GAAP (but not U.S. GAAP), and thus their related depreciation would reverse through profit and loss and the fixed assets revaluation amount through equity. As a result, the depreciation of these fixed assets is calculated on the restated value (deemed cost) under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. This valuation is also considered when calculating profits on sale of fixed assets. Under U.S. GAAP these assets are valued at cost.

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
f) Hedge accounting: derivative instruments
The Group uses derivative financial instruments for trading purposes and to hedge risk exposures. Derivatives accounted for as hedging operations include instruments that meet specific criteria required by Bank of Spain’s Circular 4/2004 which are in accordance with IAS 39. Derivatives accounted for as trading operations include instruments held for trading purposes and those that do not meet our hedging requirements. A full description of the principles applied by the Group in accounting for derivative financial instruments is disclosed in Note 2.d.v to the financial statements.
For U.S. GAAP purposes, SFAS No. 133 establishes similar criteria to account for derivatives, including embedded derivatives, and derivative instruments used for hedging activities.
Nevertheless, the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP differ, in certain respects, in the requirements for hedge accounting for these transactions; accordingly, all hedge accounting will need to be separately considered under each GAAP to ensure that the respective rules under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP are satisfied. See Note 58.2 for a summary of the accounting criteria.
In the Group, the use of derivatives for trading purposes is subject to clearly defined limits (at all levels: trader, entity, business segment, country, etc.) and controlled using Value at Risk (VaR) methodology. Derivatives are also used for hedging purposes when a reduction of risk is desired. However, risk reduction is not in itself sufficient to qualify for hedge accounting.
We have procedures in place that ensure that the requirements with respect to the designation as a hedge or speculative transaction, the documentation of the hedging relationship, the identification of hedged items and the hedging instruments, and the assessment and testing of hedge effectiveness are met under both GAAPs (the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP).
Accordingly, the Group’s policies require that an effectiveness test is performed for each hedge position at inception and on a monthly basis. The Group has established the following effectiveness tests to ensure the effectiveness of each hedging relationship:
• Prospective test: Upon designation of a hedging relationship (as well as on ongoing basis), the Group must be able to justify an expectation that the relationship will be highly effective over future periods in achieving offsetting changes in fair value or cash flows, and;
• Retrospective test: At least quarterly, the Group must determine whether the hedging relationship has been highly effective in having achieved offsetting changes in fair value or cash flows through the date of the periodic assessment.
Only if the hedge effectiveness percentages are between 80% and 125% is the hedge considered to be highly effective. If the calculated percentages are outside this range the hedge is not considered to be effective and hedge accounting is discontinued (the hedging instruments are accounted for as speculative derivatives).
Additional information is collected to identify those hedges under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 that do not fully comply with SFAS 133 requirements (i.e. adjustments to effectiveness tests that are not suitable for U.S. GAAP requirements). Accordingly, for U.S. GAAP reconciliation purposes, only those transactions which fully comply with SFAS 133 requirements are considered to be hedge transactions.
The main differences included in the reconciliation between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP relate to the following:
• Some transactions that qualify as hedging relationships under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 are adjusted to trading accounting under U.S. GAAP: i.e. the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, in accordance to IAS 39 F.2.17 “Partial term hedging”, allows us to designate a hedging instrument as hedging only a portion of the time period to maturity and therefore adjust the effectiveness test to comply with the hedging objective. Under U.S. GAAP such hedges are possible although in practice rare because of the difficulty to meet the effectiveness criteria in fair value partial term hedge due to the fact that the adjustment effectiveness is reversed.
• From January 1, 2005, and due to the administrative burden associated with complying with the requirements of IAS 39 and SFAS 133, Abbey National ceased to claim any hedge accounting for U.S. GAAP purposes and de-designated all its hedges under U.S. GAAP. Therefore we reversed the effects of the hedge accounting claimed under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 that relates to Abbey in our U.S. GAAP reconciliation.

The change in 2006 in the profit and loss adjustment from positive to negative is due to the interest rate increases during the year. Most hedge relationships that qualify under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 but not under U.S. GAAP are fair value hedges related to long term debt. An interest rate increase has a positive impact in the income statement as a result of the valuation of the debt instrument and a negative impact from the valuation of the hedging derivative. If the hedge relationship is valid, both effects are reflected on the income statement, with a net impact that is equal to the ineffectiveness of the hedge. Under U.S GAAP, for those hedges that are not valid, the positive impact coming from the valuation of the debt instrument is not reflected on the income statement and therefore the profit under U.S. GAAP is lower.
For more information about derivatives, see Notes 9, 11, 36 and 59.4.
g) Securitizations
In accordance with SFAS 140, the assets that have been transferred to special purpose entities (securitized) and meet the criteria required under SFAS 140 for a sale are no longer retained on the balance sheet (see more detail in Note 59.1). Due to the recognition of a retained interest under U.S. GAAP, gains of €174,237 and €72,961 thousand have been recognized for the years ended December 31, 2006 and 2005 respectively. The remuneration received for servicing is considered to be adequate and therefore no servicing assets were recognized.
As required by SFAS 140, a retained interest (interest-only strip) has been recognized which represents that part of our interest in the securitized assets which we have retained. The fair value of the interest-only strip is represented by the present value of the future income streams expected to be received. The present value of future income streams is calculated by discounting future income by market discount rates for these types of securities. In accordance with SFAS 140, the receivable is treated as an available-for-sale security that is revalued at the end of each reporting period. Increases and decreases in value are taken to the statement of comprehensive income, unless the value of the security falls below its original cost. In such circumstances, other-than-temporary losses are considered to have occurred and the impairment losses are taken to the income statement. There was no impairment loss in any of the periods presented. Below is the mortgage asset securitization summary:

Mortgage assets securitization

Thousands of Euros	2006	2005	2004
Value of interest-only strip at inception (1)	798,213	621,626	—
Acquisition of Abbey	—	—	525,264
Increase/(decrease) in value of interest only strip (recorded in Other Comprehensive Income, see Note 58.3.j)	(157,856)	(126,952)	—

Value of interest-only strip at December 31 (1)	640,357	494,674	525,264

(1)
The valuation of the interest-only strip asset is based on a key assumption of a discount rate of 9.4% (8.4% in 2005). Interest-only strip assets purchased in Abbey’s business combination are valued at purchase price.

h) Pension liabilities and other post-employment benefits
Under U.S. GAAP, the Group applies the provisions of SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 88, “Employers’ Accounting for Settlements and Curtailment of Defined Benefit Pension Plans and for Termination Benefits,” and SFAS No. 106, “Employers Accounting for Postretirement Benefits Other Than Pensions”, as applicable.
These Standards do not significantly differ from the provisions followed and applied in our primary financial statements under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004; IAS 19 “Employee Benefits”.
Nevertheless, the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 pension allowance includes some liabilities that under U.S. GAAP are presented separately. This different balance sheet classification does not generate a net income or stockholders’ equity difference.
The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 “Defined Benefit Obligations” differ from its U.S. GAAP equivalent “Projected Benefit Obligation” (“PBO”) (as defined according to SFAS 87) because it includes other commitments such as those arising from employees taking early retirement or annuity contracts. The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 “Plan assets” also include annuity contracts which are not permitted to be included in SFAS 87 calculations. Total Accrued Commitments should be funded both under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 or U.S. GAAP, and the only difference is the classification as one liability under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and various liabilities under U.S. GAAP.
Difference in the date of recognizing of a “special termination benefit” under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP:
As indicated in Notes 1.i and 25.c, during 2006 the Group offered early retirement benefits (special termination benefits) to its employees, which were accounted for under IAS 19 in the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. Under IAS 19, paragraphs 133 and 134, an entity can recognize an early retirement benefit as a liability and expense as long at it has committed to the early retirement benefit plan, has offered it to its employees and there is no realistic possibility of withdrawal. Thus, the Group has recorded such liability and expense for all the employees to whom the plan was offered, whether or not they had accepted the offer. However, under U.S. GAAP, SFAS No. 88 paragraph 15, a liability and expense can only be recognized for those employees that have accepted the early retirement benefit offer and the amount can be reasonably estimated as of December 31, 2006.
Since there were some employees that had not accepted the early retirement benefits offer as of December 31, 2006, there is an EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 to U.S. GAAP adjustment, which increases Net income and Stockholders’ equity before taxes, for a total €412 millions.
Additionally, on September 29, 2006, as explained in Note 58.1.A, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158), which requires the recognition of a plan’s over-funded or under-funded status as an asset or liability with an offsetting adjustment to Accumulated Other Comprehensive Income (OCI). SFAS 158 further requires the determination of the fair values of a plan’s assets at a company’s year-end and recognition of actuarial gains and losses, prior service costs or credits, and transition assets or obligations as a component of Accumulated OCI. This statement was effective as of December 31, 2006.
As a consequence of the adoption of SFAS 158, the Group has recognized the over- or under-funded status of defined benefit pension plans and post retirement healthcare plans as an asset or a liability within its balance sheet. Actuarial losses and prior service costs (€214,531 thousands) at December 31, 2006 have been transferred to accumulated other comprehensive income.
Disclosures in Notes 2.v and 25 of our primary financial statements along with the following disclosures are substantially in accordance with the disclosure requirements established under U.S. GAAP, being the underlying assumptions used to calculate the projected benefit obligations and net period benefit costs the same under both the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP.

The following table shows the differences between the Defined Benefit Obligations registered under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and those that should be registered under U.S. GAAP:

Millions of Euros	2006	2005	2004
Defined Benefit Obligation (see Note 25)	23,412	22,461	19,856
Commitments arising from employees retired early (Note 25.c)	(4,481)	(4,215)	(4,051)
Other commitments	(264)	(330)	(63)
Annuity contracts, total accrued commitments and other	(1,973)	(2,547)	(3,077)

Projected Benefit Obligation under U.S. GAAP	16,694	15,369	12,665
The Group maintains adequate funding according to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004; therefore, there is no need for minimum additional liabilities under U.S. GAAP. The differences between both regulations in terms of how to present the information are reconciled in the following table that summarizes the 2006 funded status of pension liabilities:

Thousands of Euros
Registered liability under the EU-IFRS(*)	14,014,305
Funds from employees taking early retirement	(4,480,456)
Annuity contracts	(651,147)
Other commitments	(263,576)
Assets pledged	7,767,908
Plan Assets	(11,494,773)
Liability under U.S. GAAP (before SFAS 158 adjustment)	4,892,261

Effect of adopting SFAS 158	306,473

Liability under U.S. GAAP (after SFAS 158 adjustment)	5,198,734

			Minimum
	ABO	Plan Assets	Liability
Spanish entities	5,181,632	3,761,875	1,419,757
Abbey	5,690,246	4,810,127	880,119
Other foreign subsidiaries	4,845,977	2,922,771	1,923,206

TOTAL	15,717,855	11,494,773	4,223,082

Registered liability (before FAS 158) in excess over Minimum Liability as per SFAS 87	669,179

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
The incremental effects of adopting the provisions of SFAS 158 to the Group’s Consolidated Balance Sheet at December 31, 2006 are presented in the following table. The adoption of SFAS 158 had no effect on the Group’s Consolidated Statement of Income for the year ended December 31, 2006, or for any year presented:

	Before		After
	Application of		Application of
Thousands of Euros	Statement 158	Adjustments	Statement 158
Tax assets — Deferred	257,206	91,942	349,148
Total assets	841,847,616	91,942	841,939,558
Provisions — Provisions for pensions and similar obligations	4,892,261	306,473	5,198,734
Total liabilities	792,929,545	306,473	793,236,018
Accumulated other comprehensive income	(4,534,795)	(214,531)	(4,749,326)
Total shareholders’ equity	48,918,071	(214,531)	48,703,540
Total liabilities and shareholders’ equity	841,847,016	91,942	841,939,558
The requirement within SFAS 158, effective for the year-ended December 31, 2008, to measure plan assets and benefit obligations as of the employer’s fiscal yearend balance sheet date will not impact the Group’s financial statements, as plan assets and benefit obligations are currently measured as of the balance sheet date.
Amounts in Accumulated Other Comprehensive Income expected to be recognized as components of net periodic benefit cost in 2007:

Thousands of Euros
Prior service cost	332
Net actuarial losses	22,856

Total	23,188

The following table summarizes the adjustment included in the reconciliation to U.S. GAAP at December 31, 2006:

		Other	Effect on
	Profit and	Comprehensive	Stockholders’
Thousands of Euros	Loss	Income	Equity
Effect of adopting SFAS 158— Actuarial losses & Prior service cost	—	(306,473)	(306,473)
Total effect of adopting SFAS 158	—	(306,473)	(306,473)

Effect of special termination benefits- Reversal of early retirement plans not individually accepted	412,085	—	412,085
Total effect of special termination benefits	412,085	—	412,085

TOTAL BEFORE TAXES	412,085	(306,473)	105,612

Taxes	(123,626)	91,942	(31,684)

TOTAL AFTER TAXES	288,459	(214,531)	73,928

i) Income taxes (SFAS No. 109)
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

Following is a summary of the deferred tax assets and liabilities that should be recorded under SFAS No. 109, in addition to timing differences recorded under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004:

	Thousands of Euros
	2006		2005		2004
	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Tax effect of EU-IFRS(*) to U.S. GAAP reconciliation adjustments:

Legal restatements of assets(considered as deemed cost upon first time adoption of the EU-IFRS(*))	74,735	—	77,346	—	79,315	—
Effect of net unrealized gains on derivative instruments	66,679	—	—	138,373	—	18,539

Loan allowances	—	219,935	—	299,162	—	404,874
Pension Liabilities and other post-employment benefits	(36,964)	—	—	—	—	—

Securitization	—	55,079	—	(17,743)	—	—

Other items	—	32,467	13,990	—	92,084	—
Effect on deferred taxes of change in Spanish tax rate	(25,488)	(26,886)	—	—	—	—

Total	78,962	280,595	91,336	419,792	171,399	423,413

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
The change in the Spanish tax rate accounts for the impacts of both, the equity adjustment effect under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, and the tax effects of the cumulative applicable reconciling adjustments to U.S. GAAP.
Net deferred tax liability arising from Abbey’s acquisition with no impact on the reconciliation adjustments has been considered amounting €356,838 thousand and €371,430 thousand in 2006 and 2005, respectively.
j) Other Comprehensive Income (SFAS 130)
SFAS No. 130 establishes requirements for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The objective of the statement is to report a measure of all changes in Stockholders’ Equity that result from transactions and other economic events of the period from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.
The accumulated balances of other comprehensive income for the years ended December 31, 2006, 2005 and 2004 were as follows:

				Pension
				liabilities
		Net Gains	Unrealized	and other
	Foreign	(Losses) on	Gains	post-	Other
	Currency	Derivative	(Losses) on	employment	Comprehensive
Thousands of Euros	Items	Instruments	Securities	benefits	Income (Loss)
Balance as of December 31, 2003	(7,236,740)	(14,146)	2,606,980	—	(4,643,906)
Changes in 2004	(121,532)	353,212	(569,590)	—	(337,910)

Balance as of December 31, 2004	(7,358,272)	339,066	2,037,390	—	(4,981,816)
Changes in 2005	1,112,333	(268,660)	(82,458)	—	761,215

Balance as of December 31, 2005	(6,245,939)	70,406	1,954,932	—	(4,220,601)
Changes in 2006	(501,666)	(21,154)	208,626	(214,531)	(528,725)

Balance as of December 31, 2006	(6,747,605)	49,252	2,163,558	(214,531)	(4,749,326)

Taxes allocated to each component of Other Comprehensive Income in 2006, 2005 and 2004 were as follows:

	2006			2005			2004
	Before Tax	Tax expense or	Net of tax	Before Tax	Tax expense or	Net of tax	Before Tax	Tax expense or	Net of tax
Thousands of Euros	amount	benefit	amount	amount	benefit	amount	amount	benefit	amount
Foreign currency translation adjustments	(501,666)	—	(501,666)	1,112,333	—	1,112,333	(121,532)	—	(121,532)

Net Gains on Derivatives	9,087	(30,241)	(21,154)	(427,569)	158,909	(268,660)	543,403	(190,191)	353,212

Pension liabilities and other post-employment benefits	(306,473)	91,942	(214,531)	—	—	—	—	—	—

Unrealized gains on securities:

Total holding gains arising during the period	1,632,809	(487,179)	1,145,630	1,114,565	(68,898)	1,045,667	1,175,894	(684,630)	491,264
Less: reclassification adjustment for gains included in net income	(1,338,576)	401,572	(937,004)	(1,173,555)	45,430	(1,128,125)	(1,632,083)	571,229	(1,060,854)

Net unrealized gains(losses)	294,233	(85,607)	208,626	(58,990)	(23,468)	(82,458)	(456,189)	(113,401)	(569,590)

Other Comprehensive Income (Loss)	(504,819)	(23,906)	(528,725)	625,774	135,441	761,215	(34,318)	(303,592)	(337,910)
58.4 Significant presentation differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP
In addition to the differences in valuation and income recognition principles disclosed in Note 58.2, other differences relating to the financial statements presentation exist between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 as applied by Spanish banks and U.S. GAAP presentation following the formatting guidelines in Regulation S-X of the Securities and Exchange Commission of the United States. Although these differences do not cause differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP reported Net income and/or Stockholders’ Equity, it may be useful to understand them to better interpret the Group’s financial statements presented in accordance with U.S. GAAP. Following is a summary of the significant classification differences that pertain to the basic financial statements.
Balance Sheet-
a.
The captions “Loans and advances to credit institutions”, “Cash and balances with central banks” and “Loans and advances to customers” (see Notes 6 and 10) include securities purchased under agreements to resell to financial institutions and other customers, respectively. Under U.S. GAAP, securities purchased under agreements to resell are presented as a separate item.

b.
The assets classified under the main category of “Other financial assets at fair value through profit or loss”, are reclassified in the U.S. GAAP balance sheet to financial assets held for trading — Banks, Loans, Debt Securities or Equity Securities, according to their nature, as such designation doesn’t exist.

c.	The caption “Insurance contracts linked to pensions” is presented netted with pension liabilities in the “Pension Allowance” caption of the U.S. GAAP balance sheet.

d.
Preference shares are included in “Equity having the substance of a financial liability” or “Subordinated debt” in our EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 balance sheet, while in the U.S. GAAP balance sheet they are included in “Minority interest” or “Long-term debt” depending on which entity act as issuer (operative or special purpose entity respectively). See Note 58.5 for further explanation.

e.
Assets acquired through foreclosure and waiting disposition, net of the related allowances, are included under “Non-current assets held for sale: Tangible assets” in the balance sheet (see Note 12). Under U.S. GAAP, such assets are presented under “Other assets”.

f.
The “Total other assets” caption on the asset side of the U.S. GAAP balance sheet includes the followings captions of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 Balance Sheet: “Intangible assets”, “Other assets” and “Prepayments and accrued income”.

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

i.
The following captions on the liability side of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 balance sheet are presented under the caption “Other liabilities-Others” on the U.S. GAAP balance sheet: “Other liabilities”, “Accrued expenses and Deferred Income” and “Provisions”.

j.
The caption “Pension allowance” on the U.S. GAAP balance sheet is reported net of the amounts of pension commitments covered by contracts taken out with insurance companies; these amounts are presented on the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 balance sheet under the caption “Insurance contracts linked to pensions”.

k.
Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 stock borrowed and lent are accounted for as off-balance sheet commitments. Under U.S. GAAP these transactions are grossed up on the balance sheet and included as an asset (“Available-for-sale Investment securities”) and as liabilities that represent the obligation to return the securities received (“stock borrowing liabilities” under the “Other liabilities” caption).

Statement of Income-
a.
The breakdown of interest income and interest expense under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP is determined by the classification of the assets and liabilities that generate such income and expenses. However, net interest income in our statement of income includes the interest cost assigned to the pension plan, which are classified as a part of “Salaries and employee benefits” in the U.S. GAAP statement of income.

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

f.
Amortization of intangible assets is included as a part of “Depreciation and amortization”. Under U.S. GAAP, such amortization is included under “Non-interest expense - Amortization of intangible assets”.

g.
“Impairment losses” and “Provisions (net)” are excluded from the subtotals “Other operating expenses” and “Net operating income”, according to the formats prescribed by the Bank of Spain Circular and the CNMV Circular. Under IFRS, impairment losses and provision expenses are to be recorded as components of the subtotals “Net operating income” and “Other operating expenses”.

58.5 Consolidated financial statements
Following are the consolidated balance sheets and consolidated statements of income of the Group under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 reformatted to conform to the presentation guidelines for bank holding companies set forth in Regulation S-X of the Securities and Exchange Commission of the United States of America.
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
The application of FIN 46-R has resulted in the deconsolidation of some special purpose entities that are used to issue preferred securities and that were designated VIEs. As a result most of our issuances of preference shares were classified as long term debt (€6,665,166, €6,854,071 and €6,213,761 thousand in 2006, 2005 and 2004 respectively) and its share of net income considered as interest expense, while some issuances made from operating subsidiaries (i.e. Abbey and Banesto) were classified in Minority Interest (€839,732, €1,227,544 and €1,202,477 thousand in 2006, 2005 and 2004 respectively), see Notes 58.2 and 58.6.
Some mortgage securitization vehicles are considered “qualifying special purpose entities” under U.S. GAAP and fall outside the scope of FIN 46-R. Consequently, under U.S. GAAP these securitizations of mortgage loans are accounted for as sales (See Note 58.3.g). However, in our EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 financial statements those entities have been consolidated. In the preparation of the following financial statements the loans and the secured debt of these mortgage securitization vehicles that are considered “qualifying special purpose entities” under U.S. GAAP have been derecognized (€22,565, €21,467 and €18,685 million at December 31, 2006, 2005 and 2004 respectively).
The Group enters into transactions under which it lends and borrows stock using other stock as collateral, and these are accounted for as Off-Balance Sheet Commitments under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. Under SFAS 140, these transactions are grossed up on the following balance sheet. At December 31, 2006, the Group have included assets of €28,809 million (2005: €27,493 million; 2004: €29,263 million) as collateral received and liabilities of €28,809 million (2005: €27,493 million; 2004: €29,263 million) as an obligation to return collateral received.

CONSOLIDATED BALANCE SHEET

	Thousands of Euros
	2006	2005	2004
Assets
Cash and due from banks	12,092,021	12,778,288	8,262,456
Interest earning deposits in other banks	18,744,258	21,656,497	16,260,049
Securities purchased under agreements to resell	29,553,485	30,118,812	28,221,773
Trading account assets	185,793,404	203,070,126	157,515,031
Banks	14,813,223	12,707,521	19,402,241
Loans	38,555,526	32,911,193	22,799,136
Derivatives	34,984,291	27,629,194	21,081,213
Debt securities	81,237,212	91,441,181	75,502,587
Equity securities	16,203,152	38,381,037	18,729,854
Investment securities	39,320,069	102,824,478	73,608,624
Available-for-sale	39,320,069	102,824,478	73,608,624
Net Loans and leases	461,231,697	380,047,994	326,827,400
Loans and leases, net of unearned income	469,395,141	387,657,920	333,672,615
Less-Allowance for loan losses	(8,163,444)	(7,609,926)	(6,845,215)
Premises and equipment, net	8,941,963	8,912,411	9,627,478
Investment in affiliated companies	5,006,109	3,031,482	3,747,564
Other assets	76,828,415	78,724,301	77,163,052
Intangible Assets	2,444,106	2,211,026	412,733
Goodwill in consolidation	14,512,735	14,018,245	15,090,541
Accrual Accounts	1,581,843	2,969,219	3,006,164
Hedge derivatives	2,987,964	4,126,104	3,824,936
Others	55,301,767	55,399,707	54,828,678

Total assets	837,511,421	841,164,389	701,233,427

Liabilities
Deposits	353,855,908	329,944,371	311,879,381
Non interest deposits	4,256,369	9,159,404	7,917,020
Interest bearing	349,599,539	320,784,967	303,962,361
Demand deposits	91,633,288	82,603,507	113,481,111
Savings deposits	93,717,633	90,471,827	78,849,072
Time deposits	164,248,618	147,709,633	101,439,108
Certificates of deposit	—	—	10,193,070
Short-term debt	127,819,292	151,359,866	86,584,340
Long-term debt	176,369,886	131,059,159	104,817,622
Other liabilities	131,554,301	184,946,750	160,249,349
Taxes Payable	4,539,051	3,867,795	3,496,212
Accounts Payable	6,405,232	5,202,654	2,508,725
Accrual Accounts	2,999,080	3,048,733	4,305,825
Pension Allowance	11,409,770	11,496,596	10,687,541
Stock borrowing liabilities	28,808,637	31,538,809	28,139,089
Derivatives	42,231,967	28,708,336	29,087,299
Liabilities under insurance contracts	10,704,258	44,672,300	42,344,776
Other Provisions	5,212,208	5,650,029	4,577,300
Short securities positions	11,473,062	17,415,800	8,712,120
Others	7,771,036	33,345,698	26,390,462

Total liabilities	789,599,387	797,310,146	663,530,692

Minority interest	3,060,475	4,075,767	3,287,793

Stockholders’ equity
Capital stock	3,127,148	3,127,148	3,127,148
Additional paid-in-capital	20,370,128	20,370,128	20,370,128
Other additional capital	(1,442,379)	(1,797,267)	(1,437,162)
Current year earnings	7,595,947	6,220,104	3,605,870
Other reserves	15,200,715	11,858,363	8,748,958

Total stockholders’ equity	44,851,559	39,778,476	34,414,942

Total liabilities and Stockholders’ equity	837,511,421	841,164,389	701,233,427
The Group has issued Mortgage backed securities, called “Cédulas Hipotecarias”. These securities issued pursuant the Mortgage Market law amount as a maximum 90% of the amount of the mortgage loans assigned as guarantee of them. As of December 31, 2006, 2005 and 2004, the minimum amount of mortgage loans allocated as guarantee of those securities was €40,249 million, €30,278 millions and €18,056 millions. The detail of these Notes is in Note 22.
Additionally, as of December 31, 2006, 2005 and 2004, the investment debt securities assigned to certain Group or third-party commitments amounted to €695 million, €70 million and €62 million, respectively.

CONSOLIDATED STATEMENTS OF INCOME

	Thousands of Euros
	2006	2005	2004
Interest income:
Interest and fees on loans and leases	27,467,792	26,223,462	11,000,093
Interest on deposits in other banks	3,793,454	5,189,789	2,066,299
Interest on securities purchased under agreements to resell	1,349,838	1,123,269	760,268
Interest on investment securities	5,466,969	5,452,841	4,298,332
Dividends	164,606	176,319	176,404

Total interest income	38,242,659	38,165,680	18,301,396

Interest expenses:
Interest on deposits	(13,110,588)	(13,648,652)	(5,430,827)
Interest on short-term borrowings	(4,483,245)	(4,240,167)	(2,373,045)
Interest on long-term debt	(6,562,678)	(4,314,932)	(1,909,694)

Total interest expense	(24,156,511)	(22,203,751)	(9,713,566)

Net interest income	14,086,148	15,961,929	8,587,830
Provision for credit losses	(2,467,135)	(1,615,195)	(1,585,869)
Net interest income after provision for credit losses	11,619,013	14,346,734	7,001,961
Non-interest income:
Commissions and fees from fiduciary activities	2,087,504	1,955,911	1,583,185
Commissions and fees from securities activities, net	777,687	640,137	509,782
Fees and commissions from insurance activities	5,985,488	4,406,201	2,748,984
Other Fees and commissions, net	3,150,168	2,735,749	2,108,624
Gains (losses) from:
Affiliated companies’ securities	534,276	1,741,850	303,523
Investment securities	3,546,930	2,558,182	1,821,971
Foreign exchange, derivatives and other, net	(2,975,399)	114,550	128,909
Sale of premises	89,024	(85,914)	(189,984)
Other income	3,982,841	1,789,712	1,686,202

Total noninterest income	17,178,519	15,856,378	10,701,196
Non interest expense:
Salaries and employee benefits	(7,660,946)	(6,999,555)	(5,533,934)
Occupancy expense of premises, depreciation and maintenance, net	(1,503,766)	(1,420,126)	(965,182)
General and administrative expenses	(3,177,021)	(2,990,714)	(2,019,004)
Impairment of goodwill	—	—	(138,200)
Impairment / amortization of intangible assets	(519,953)	(398,852)	(348,119)
Provisions for specific allowances	(94,352)	(1,029,147)	(391,376)
Payments to Deposit Guarantee Fund	(180,217)	(173,696)	(141,617)
Insurance claims	(5,197,709)	(7,785,434)	(2,501,461)
Other expenses	(1,224,044)	(1,531,802)	(1,274,122)

Total non-interest expense	(19,558,008)	(22,329,326)	(13,313,015)
Income before income taxes	9,239,524	7,873,786	4,390,142
Income tax expense	(2,293,638)	(1,274,738)	(525,824)
Net consolidated income for the year	6,945,886	6,599,048	3,864,318
Net income attributed to minority interest	527,966	523,979	338,496
Income from discontinued operation, net of taxes	1,178,027	145,035	80,048
NET INCOME ATTRIBUTED TO THE GROUP	7,595,947	6,220,104	3,605,870

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (NOTES 30 AND 31)

	Thousands of shares
NUMBER OF REGISTERED SHARES	2006	2005	2004

Balance at beginning of the year	6,254,296	6,254,296	4,768,402

Capital increases for the acquisition of Abbey National PLC (November 2004, Note 59.9)	—	—	1,485,894

Balance at end of the year	6,254,296	6,254,296	6,254,296

Par value per share at year-end (Euro):	0.50	0.50	0.50
CHANGES IN STOCKHOLDERS’ EQUITY

	Thousands of Euros
	2006	2005	2004
Capital stock

Balance at beginning of the year	3,127,148	3,127,148	2,384,201

Capital increases for the acquisition of Abbey National PLC (November 2004, Note 59.9)	—	—	742,947

Balance at year-end	3,127,148	3,127,148	3,127,148

Retained earnings and other reserves

Balance at beginning of the year	33,574,232	29,510,230	16,235,432

Net income attributable to the Group for the year	7,595,947	6,220,104	3,605,870
Dividends	(2,197,934)	(2,270,810)	(2,015,948)
Decrease/ (increase) in Treasury stock	(64,106)	99,853	(127,223)
Paid-in capital	—	—	11,797,995
Other variations, net	(54,485)	14,855	14,104

Balance at year-end	38,853,654	33,574,232	29,510,230

Valuation Adjustments
Balance at beginning of the year	3,077,096	1,777,564	2,043,360

Net Income Recognized Directly In Equity	(206,339)	1,299,532	(265,796)

Balance at year-end	2,870,757	3,077,096	1,777,564

Stockholders’ Equity balance at year-end	44,851,559	39,778,476	34,414,942

Following are the summarized balance sheets of Banco Santander Central Hispano, S.A. as of December 31, 2006, 2005 and 2004.
CONDENSED BALANCE SHEETS (Parent company only)

	2006	2005	2004
	(Thousands of Euros)
Assets
Cash and due from banks	40,677,959	49,895,502	36,481,668
Trading account assets	35,657,947	24,060,091	13,494,422
Investment securities	10,149,175	49,942,815	19,251,480
Net Loans and leases	141,139,269	107,596,398	94,585,607
Investment in affiliated companies	39,339,174	34,682,610	34,017,195
Premises and equipment, net	1,503,788	1,551,633	1,608,168
Other assets	16,208,699	13,972,259	13,029,526

Total assets	284,676,011	281,701,308	212,468,066

Liabilities
Deposits	153,757,709	133,530,241	106,840,594
Short-term debt	16,823,769	54,544,358	24,702,126
Long-term debt	43,272,302	36,974,185	33,996,367
Other liabilities	40,452,656	27,631,055	18,089,348

Total liabilities	254,306,436	252,679,839	183,628,435

Stockholders’ equity
Capital stock	3,127,148	3,127,148	3,127,148
Retained earnings and other reserves	27,242,427	25,894,321	25,712,483

Total stockholders’ equity	30,369,575	29,021,469	28,839,631

Total liabilities and Stockholders’ equity	284,676,011	281,701,308	212,468,066
Following are the summarized statements of income of Banco Santander Central Hispano, S.A. as of December 31, 2006, 2005 and 2004.
CONDENSED STATEMENTS OF INCOME (Parent company only)

	2006	2005	2004
	(Thousands of Euros)
Interest income
Interest from earning assets	8,380,873	8,181,987	5,658,361
Dividends from affiliated companies	3,630,403	1,900,353	1,478,910

	12,011,276	10,082,340	7,137,271
Interest expense	(6,877,205)	(6,852,627)	(4,397,945)

Net interest income	5,134,071	3,229,713	2,739,326
Provision for credit losses	(506,281)	(126,450)	(619,372)

Net interest income after provision for credit losses	4,627,790	3,103,263	2,119,954
Non-interest income:	1,968,709	2,552,860	2,355,913
Non interest expense:	(3,337,769)	(3,050,492)	(2,609,673)

Income before income taxes	3,258,730	2,605,631	1,866,194
Income tax expense	(2,540)	(622)	69,798

Net income	3,256,190	2,605,009	1,935,992

58.6 Preference Shares and Preferred Securities
The following table shows the balance of the preference shares and preferred securities as of December 31, 2006, 2005 and 2004:

	2006	2005	2004
	(Thousands of Euros)
Preference shares	668,328	1,308,847	2,124,222
Preferred securities	6,836,570	6,772,768	5,292,016

Total at year-end	7,504,898	8,081,615	7,416,238
Preference Shares are recorded under the “Equity having the substance of a financial liability” caption in the consolidated balance sheet as of December 31, 2006, 2005 and 2004.
This category includes the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties, are redeemable at the discretion of the issuer, based on the conditions of the issuer except for the shares of Abbey amounting to GBP 325 million. None of these issues are convertible into Bank shares or granted privileges or right which, in certain circumstances, make them convertibles into shares.
This category includes non-cumulative preferred non-voting shares issued by Banesto Holdings, Ltd., Totta & Açores Financing, Limited, Pinto Totta International Finance, Limited, and Abbey National plc.
Preferred Securities are recorded under the “Financial liabilities at amortized cost — Subordinated Liabilities” caption in the consolidated balance sheet as of December 31, 2006, 2005 and 2004.
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

Except the issue of Santander PR Capital Trust I, which redeems in 2036, all preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. None of these are mandatorily redeemable as defined in SFAS No. 150. All securities have been fully subscribed by third parties outside the Group. In the consolidated balance sheets, these securities are shown net of any temporary operations relating to liquidity guarantees (see Notes 23, 26 and Exhibit III), and are described in the table below:

	Outstanding at December 31, 2006
		Amount in
Preference Shares		currency
Issuer/Date of issue	Currency	(million)	Interest rate		Redemption Option (3)
Banesto Holding, Ltd, (1) December 1992	U.S. Dollar	77.3	10.50%		June 30, 2012
Pinto Totta International Finance, Limited (1), 1997	U.S. Dollar	125	7.77	% (4)	August 1, 2007
Abbey National Plc (2), October 1995	Pounds Sterling	100	10.375%		No option
Abbey National Plc (2), February 1996	Pounds Sterling	100	10.375%		No option
Abbey National Plc (2), June 1997	Pounds Sterling	125	8.625%		No option

	Outstanding at December 31, 2006
		Amount in
Preferred Securities		currency
Issuer/Date of issue	Currency	(million)	Interest rate	Maturity date
Banesto Group
Banesto Preferentes, S.A. (1) December 2003	Euro	131.14	Euribor (3M) + 0.2%	Perpetuity
Banco Español de Crédito (2), October 2004	Euro	125	Eur CMS 10 + 0.125%	Perpetuity
Banco Español de Crédito (2), November 2004	Euro	200	5.5%	Perpetuity

Santander Finance Capital, S.A. (Unipersonal) (1)
October 2003	Euro	450	Euribor (3M) + 0.1%	Perpetuity
February 2004	Euro	400	Euribor (3M) + 0.1%	Perpetuity
July 2004	Euro	750	Euribor (3M) + 0.1%	Perpetuity
September 2004	Euro	680	Euribor (3M) + 0.1%	Perpetuity
April 2005	Euro	1,000	Euribor (3M) + 0.1%	Perpetuity

Santander Finance Preferred, S.A. (Unipersonal) (1)
March 2004	U.S. Dollar	190	6.41%	Perpetuity
September 2004	Euro	300	Eur CMS 10 +0.05% subject to a maximum distribution of 8% per annum	Perpetuity
October 2004	Euro	200	5.75%	Perpetuity
November 2006	U.S. Dollar	500	6.80%	Perpetuity

Abbey Group
Abbey National Capital Trust I (1), February 2000	U.S. Dollar	1,000	Fixed to 8.963% until June 30, 2030, and from this date, 2.825% + Libor USD (3M)	Perpetuity
Abbey National Plc (1), February 2001	Pounds Sterling	300	7.037% (5)	Perpetuity
Abbey National Plc (1), August 2002	Pounds Sterling	175	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M)	Perpetuity
Abbey National Plc (1), August 2002	U.S. Dollar	500	7.375%	Perpetuity

Santander PR Capital Trust I
February 2006	U.S. Dollar	125	6.750%	July 2036

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

(3)	From these date the issuer can redeem the shares, subject to prior authorization by the national supervisor.

(4)	Return until August 1, 2007. 6-month dollars Libor +2.75% from this date.

(5)
From February 14, 2026, this issue will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on a five-year specified United Kingdom government security.

In accordance with Reg. S-X.T. Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, Santander Finance Capital, S.A. (Unipersonal) and Santander Finance Preferred, S.A. (Unipersonal) — issuers of registered preferred securities guaranteed by Banco Santander Central Hispano, S.A. — do not file the financial statements required for a registrant by Regulation S-X as:
- Santander Finance Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander Central Hispano, S.A. that fully and unconditionally guarantees the preferred securities (Series 1 are listed in the United States). No other subsidiary of the Bank guarantees such securities.
- Santander Finance Capital, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander Central Hispano, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.
The condensed financial statements of Santander Finance Capital, S.A. (Unipersonal) and Santander Finance Preferred, S.A. (Unipersonal) for the years ended December 31, 2006, 2005 and 2004 are the following:
SANTANDER FINANCE CAPITAL, S.A. (UNIPERSONAL)
Santander Finance Capital, S.A. (Unipersonal) was established in Spain on July 8, 2003.
The common stock of the company is wholly owned by Banco Santander Central Hispano, S.A.
Presented below are the condensed balance sheet, condensed statements of income and statements of changes in the stockholders’ equity for Santander Finance Capital, S.A. (Unipersonal), prepared in conformity with EU-IFRS.
Balance sheets

SANTANDER FINANCE CAPITAL, S.A.	Thousands of Euros
(UNIPERSONAL)	2006	2005	2004
Assets:
Cash	35,066	20,077	6,947
Loans and credits	46	—	—
Deposits with Parent Bank	3,214,769	3,214,769	2,235,269
Start-up expenses	34,458	47,268	38,793
Accrual accounts	19,967	15,099	8,551

Total Assets	3,304,306	3,297,213	2,289,560
Liabilities and stockholders’ equity:

LIABILITIES:
SHORT-TERM DEBT
Public entities	21	571	2,099
Accrual accounts	23,965	13,205	7,495
Non-commercial debts	34	3,237	—

Total Short-term Liabilities	24,020	17,013	9,594
LONG-TERM DEBT
Debts with Group companies	64	5	5
Provisions for taxes	—	12	—
Preferred securities	3,280,000	3,280,000	2,280,000

Total Long-term Liabilities	3,280,064	3,280,017	2,280,005

Total Liabilities	3,304,084	3,297,030	2,289,599
STOCKHOLDERS’ EQUITY:
Capital stock	151	151	60
Retained earnings	32	(99)	9
Net income	39	131	(108)

Total Stockholders’ Equity	222	183	(39)

Total Liabilities and Stockholders’ Equity	3,304,306	3,297,213	2,289,560

Statement of income

	Thousands of Euros
SANTANDER FINANCE CAPITAL, S.A. (UNIPERSONAL)	2006	2005	2004
Interest income	113,237	86,299	39,726
Interest expenses	(100,320)	(74,425)	(35,001)
Operating expenses	(12,857)	(11,731)	(4,833)
Corporate income tax	(21)	(12)	—

Net income / (loss)	39	131	(108)

Statement of changes in stockholders’ equity

					Total
			Retained		Stockholders’
	Capital stock		Earnings	Net income	Equity
	Common
Changes in Stockholders’ Equity	Shares	Thousands of Euros
Balance at January 1, 2005	602	60	9	(108)	(39)

2004 Income allocation	—	—	(108)	108	—

2005 Capital increase	903	91	—	—	91

Net income 2005	—	—	—	131	131

Balance at December 31, 2005	1,505	151	(99)	131	183

2005 Income allocation	—	—	131	(131)	—

Net income 2006	—	—	—	39	39

Balance at December 31, 2006	1,505	151	32	39	222

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
Preferred Securities

		Thousands of
	Issue Date	Euros
Series I	10/3/2003	450,000
Series II	02/18/2004	400,000
Series III	07/30/2004	750,000
Series IV	09/30/2004	680,000
Series V	04/12/2005	1,000,000

Total		3,280,000
-	On October 3, 2003, Santander Finance Capital, S.A. (Unipersonal) issued 18,000,000 preference securities, at €25 par value.
-	On February 18, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 16,000,000 preference securities, at €25 par value.
-	On July 30, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 30,000,000 preference securities, at €25 par value.
-	On September 30, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 27,200,000 preference securities, at €25 par value.
-	On April 12, 2005, Santander Finance Capital, S.A. (Unipersonal) issued 40,000,000 preference securities, at €25 par value.
-	These issues are perpetual and can be redeemable at the option of the issuer, subject to the consent of the Bank of Spain, in whole or in part, at any time after five years from the issue date.
-	All the issues of Santander Finance Capital, S.A. (Unipersonal) are guaranteed by Banco Santander Central Hispano, S.A.

SANTANDER FINANCE PREFERRED, S.A. (UNIPERSONAL)
Santander Finance Preferred, S.A. (Unipersonal) was established in Spain on February 27, 2004.
The common stock of the company is wholly owned by Banco Santander Central Hispano, S.A.
Presented below are the condensed balance sheet, condensed statements of income and statements of changes in the stockholders’ equity for Santander Finance Preferred, S.A. (Unipersonal), prepared in conformity with EU-IFRS.
Balance sheets

	Thousands of Euros
SANTANDER FINANCE PREFERRED, S.A. (UNIPERSONAL)	2006	2005	2004
Assets:
Cash	6,399	3,761	1,377
Deposits with Parent Bank	1,003,976	648,718	627,627
Deferred expenses	13,583	8,376	10,557
Start-up expenses	3	3	2
Accrual accounts	9,678	6,120	6,807

Total Assets	1,033,639	666,978	646,370

Liabilities and stockholders’ equity:

LIABILITIES:
SHORT-TERM DEBT
Public entities	57	65	188
Accrual accounts	8,883	5,646	6,333
Non-commercial debts	30	45	18

Total Short-term Liabilities	8,970	5,756	6,539

LONG-TERM DEBT
Deferred income	580	—	276
Debts with group companies	4	—	—
Provisions for taxes	—	4	2
Preferred securities	1,023,918	661,058	639,490

Total Long-term Liabilities	1,024,502	661,062	639,768

Total Liabilities	1,033,472	666,818	646,307

STOCKHOLDERS’ EQUITY:
Capital stock	151	151	60
Retained earnings	9	3	—
Net income	7	6	3

Total Stockholders’ Equity	167	160	63

Total Liabilities and Stockholders’ Equity	1,033,639	666,978	646,370

Statement of income

	Thousands of Euros
SANTANDER FINANCE PREFERRED, S.A. (UNIPERSONAL)	2006	2005	2004
Interest income	38,335	35,345	14,634
Interest expenses and similar expenses	(38,231)	(35,167)	(14,603)
Operating expenses	(93)	(168)	(26)
Corporate income tax	(4)	(4)	(2)

Net income / (loss)	7	6	3

Statement of changes in stockholders’ equity

					Total
			Retained		Stockholders’
	Capital stock		Earnings	Net income	Equity
	Common
Changes in Stockholders’ Equity	Shares	Thousands of Euros
Balance at January 1, 2005	602	60	—	3	63

2004 Income allocation	—	—	3	(3)	—

2005 Capital increase	903	91	—	—	91

Net income 2005	—	—	—	6	6

Balance at December 31, 2005	1,505	151	3	6	160

2004 Income allocation	—	—	6	(6)	—

Net income 2005	—	—	—	7	7

Balance at December 31, 2006	1,505	151	9	7	167
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
Preferred Securities

		Thousands of
	Issue Date	Euros at 12/31/06
Series 1- $190,000	03/11/2004	144,267
Series 2- €300,000	09/30/2004	300,000
Series 3- €200,000	10/08/2004	200,000
Series 4- $500,000	11/21/2006	379,652

		1,023,918
-	On March 11, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 7,600,000 preferred securities, at $25 par value.
-	On September 30, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 300,000 preferred securities, at €1,000 par value.

-	On October 8, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 200,000 preferred securities, at €1,000 par value.
-	On November 21, 2006 Santander Finance Preferred, S.A. (Unipersonal) issued 20,000,000 preferred securities, at €25,000 par value.
-	These issues are perpetual and can be redeemable at the option of the issuer, subject to the consent of the Bank of Spain, in whole or in part, at any time after five years from the issue date.
-	All the issues of Santander Finance Preferred, S.A. (Unipersonal) are guaranteed by Banco Santander Central Hispano, S.A.
58.7 Business combinations: Goodwill and Other assets and liabilities
The main differences that explain the goodwill reconciliation item are those that arose with the acquisition of Abbey (2004), the purchase of Banco Central Hispano (1999) and the acquisition of Banesto (1994 and 1996) but there are many others that date from several years ago. The quantification of the differences is shown below:
Summary of differences arising in business combinations between U.S. GAAP and the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, as of December 31, 2006

	U.S. GAAP	EU-IFRS(*)	Difference
Purchase/merger of/with Banco Central Hispano	1,983,009	—	1,983,009
Acquisition of Banesto	2,024,831	373,562	1,651,269
Purchase of Abbey	7,927,566	8,920,188	(992,622)
Others	5,691,225	5,218,985	472,240

Total	17,626,631	14,512,735	3,113,896

Of which:

Goodwill	17,119,896	14,512,735	2,607,161
Other assets and liabilities arisen in the business combinations reconciling adjustments to U.S. GAAP	506,735	—	506,735

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
Abbey: The acquisition of Abbey is described in Note 59.9) to our consolidated financial statements. In this note we explain that the initial goodwill generated under U.S. GAAP was lower than under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. The main differences between the final Goodwill in the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP arise from the different date of quotation used to value the acquisition price of Abbey (quotation of October 20, 2004, last business-day prior to the date of approval of the capital increase under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and, quotation of days around the agreement and announcement of the offer in July 2004, under U.S. GAAP) and differences arising from the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 reconciliation adjustments to U.S. GAAP including loan origination fees, other intangibles assets and other minor adjustments.
Additionally, after the initial calculation, certain intangible assets were valued and identified further reducing the goodwill.
Banco Central Hispano: In 1999 Banco Santander and Banco Central Hispano merged. Under previous Spanish GAAP at that date no goodwill was registered. Under U.S. GAAP this business combination was accounted for using the purchase method. The reconciliation adjustments made to change to purchase accounting included €2,812,262 thousand of goodwill on the purchase, of which €459,330 thousand were allocated to premises and equipment, €118,940 thousand to deferred taxes and €250,983 thousand were amortized on a straight-line basis until SFAS 142 became effective.
Banesto: On August 1994 Banco Santander acquired 73.45% of Banesto from the Deposits Guarantee Fund for €1,884 million with the obligation to offer tranche B at €2.4 per share to other shareholders of Banesto (13.27% of its capital) and with the obligation to keep a minimum of 30% at least during 4 years. The Bank’s stake in Banesto for the years 1995, 1996 and 1997 was 53.18%, 52.6% and 49.25% respectively.
On February 19, 1998, the Board of Directors of Banco Santander resolved to launch a tender offer to acquire shares of Banesto, in order to raise its holding to 100% of the capital stock. The goodwill that arose from the tender offer to purchase shares of Banesto (€2,544 million) was amortized under previous Spanish GAAP with a charge to the additional paid-in capital resulting from the capital increase carried out for that purpose.
According to Bank of Spain’s authorization, the Bank was required to restore the reserves netted against goodwill if it sold its stake in Banesto. For U.S. GAAP purposes, this goodwill was amortized on a straight-line basis over a 20 year period, registering an expense of €127 million per year until SFAS 142 became effective.

In November 2002 Banesto made a capital increase which was not subscribed by the Bank. Instead the Bank sold its preemptive rights to the new shareholders, making a profit. Following the agreement with Bank of Spain, the Bank restored reserves by €271 million that were not included in Net Income under previous Spanish GAAP. Under U.S. GAAP both goodwill and profit on the sale of the preemptive rights were adjusted.
In summary, the difference between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP goodwill is mainly the €2,544 million which were netted against paid-in capital, less its amortization until December 2001, less the adjustment related to the sale of the preemptive rights.
Others: There are other transactions that have resulted in small differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP figures. Most of them arose many years ago, and were originated by differences between previous Spanish GAAP and U.S. GAAP.
The movements of our goodwill during 2006 and 2005 were as follows:
CHANGES IN GOODWILL

Thousands of Euros	U.S. GAAP	EU-IFRS(*)	Difference
2004 Year end balance	15,973,862	15,090,541	883,321
Acquisitions & sales	60,094	60,113	(19)
Reclassifications	218,109	(1,856,227)	2,074,336
Exchange differences	613,684	723,818	(110,134)
2005 Year end balance	16,865,749	14,018,245	2,847,504
Acquisitions & sales	392,186	574,166	(181,981)
Exchange differences	(125,228)	(66,865)	(58,363)
Impairment	(12,811)	(12,811)	—
2006 Year end balance	17,119,896	14,512,735	2,607,161

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
The main difference between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP 2005 movements was due to the early assessment of Abbey’s intangibles assets made in U.S. GAAP in 2004. The main difference between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP 2006 movements was due to the different amounts of goodwill related to sales of business.

The components of intangible assets other than goodwill were as follows:

			Additions &	Definitive
			Sales, net	assessment
	Estimated	December 31,	of exchange	of	Amortization	December 31,
Thousands of Euros	Useful Life	2004	differences	acquisitions	& Impairments	2005
With indefinite useful life:
Brand name (Abbey)		566,000	—	(106,320)	—	459,680

With finite useful life:
Customer deposits (Abbey)	10 years	1,451,000	—	(193,157)	—	1,257,843
Credit cards (Abbey)	5 years	33,000	—	2,021	—	35,021
Distribution channels (Abbey)		25,692	—	(25,692)	—	—
IT developments	3 years	815,949	391,657	—	—	1,207,606
Other assets		77,724	(19,564)	105,039	—	163,199
Accumulated amortization		(394,132)	88,639	—	(398,852)	(704,345)
Impairment losses		(67,921)	(9,080)	—	(130,977)	(207,978)

Subtotal		2,507,312	451,652	(218,109)	(529,829)	2,211,026

Present value of future profits (Abbey)		642,308	18,511	569,520	—	1,230,339

Total		3,149,620	470,163	351,411	(529,829)	3,441,365
The acquisition of 100% of Abbey generated goodwill under U.S. GAAP lower than the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 calculation. Additionally, after this initial calculation, some intangible assets were valued and identified further reducing the U.S. GAAP goodwill by €1,358,192 thousand (€1,714,245 thousand as revised in 2005 using acquisition exchange rates). These include trademarks & trade names and core deposits.

			Additions &
			Sales, net
			of	Amortization
	Estimated	December	exchange	&	Impairments	December 31,
Thousands of Euros	Useful Life	31, 2005	differences	Impairments	Applications	2006
With indefinite useful life:
Brand name (Abbey)		459,680	9,419	—	—	469,099
Other brand names		—	18,078	—	—	18,078
With finite useful life:
Customer deposits (Abbey)	10 years	1,257,843	25,850	—	—	1,283,693
Credit cards (Abbey)	5 years	35,021	720	—	—	35,741
IT developments	3 years	1,207,606	295,371	—	(193,299)	1,309,678
Other assets		163,199	159,827	—	—	323,026
Accumulated amortization		(704,345)	243,768	(519,953)	—	(980,530)
Impairment losses		(207,978)	—	—	193,299	(14,679)

Subtotal		2,211,026	753,033	(519,953)	—	2,444,106

Present value of future profits (Abbey)		1,230,339	(1,230,339)	—	—	—

Total		3,441,365	(477,306)	(519,953)	—	2,444,106
In the third quarter of 2006, Abbey completed the sale of its life insurance businesses to Resolution Plc. derecognizing its balance of present value of future profits.

58.8 Earnings per Share
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
The Bank’s share option plans outstanding at December 31, 2006, 2005 and 2004 have a dilutive effect on the earnings per share equal to an increase of 34,052,536, 23,325,614 and 8,602,181 shares respectively, as explained in Notes 4.b.ii and 49.c. The effect of these stock options plans is included in the EPS calculation.
The computation of basic and diluted EPS for the years ended December 31, 2006, 2005 and 2004 is presented in the following table.

	Millions of Euros, except per share data
	EU-IFRS(*)			U.S.GAAP
	2006	2005	2004	2006	2005	2004
NUMERATOR FOR BASIC AND DILUTED CALCULATION:

Net income from continuing operations attributable to the Group	6,418	6,075	3,526	6,396	6,173	3,861
Net income from discontinued operations attributable to the Group	1,178	145	80	1,019	145	80

Net income available to common stockholders for basic EPS	7,596	6,220	3,606	7,415	6,318	3,941
Effect of dilutive securities	—	—	—	—	—	—

Net income available to common stockholders for diluted EPS	7,596	6,220	3,606	7,415	6,318	3,941

DENOMINATOR FOR BASIC AND DILUTED CALCULATION:

Basic calculation weighted-average shares	6,248	6,241	4,950	6,248	6,241	4,950
Effect of dilutive securities:
Convertible bonds	—	—	—	—	—	—
Stock options plans	34	23	9	34	23	9

Weighted-average shares for diluted calculation	6,282	6,264	4,959	6,282	6,264	4,959

EARNINGS PER SHARE RATIOS:
Basic earnings per share
Income from continuing operations	1.027	0.973	0.712	1.024	0.989	0.780
Income from discontinued operations	0.189	0.023	0.016	0.163	0.023	0.016
Net income	1.216	0.997	0.728	1.187	1.012	0.796

Diluted earnings per share
Income from continuing operations	1.022	0.970	0.711	1.018	0.986	0.779
Income from discontinued operations	0.188	0.023	0.016	0.162	0.023	0.016
Net income	1.209	0.993	0.727	1.180	1.009	0.795

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

59. Additional information required by U.S. GAAP
The information included in this Note is classified as follows:

Note 59.1.	Securitization
Note 59.2.	Allowance for Credit Losses
Note 59.3.	Investment Securities
Note 59.4.	Derivative Financial Instruments
Note 59.5.	Short Term Borrowings
Note 59.6.	Guarantees
Note 59.7.	Additional disclosures about fair value
Note 59.8.	Stock Option Plans
Note 59.9.	Acquisition of Abbey
Note 59.10.	Acquisition of Drive Consumer U.S.A. Inc.
Note 59.11.	Additional subsequent events
59.1 Securitization
Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, as disclosed in Notes 2.e). and 58.2, the accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties. Securitizations may result in continued recognition of the securitized assets; continued recognition of the assets to the extent of the Group’s continuing involvement in those assets; or derecognition of the assets. Hence, under SIC-12 a Special Purpose Entity is consolidated by the entity that is deemed to control it. Indicators of control include the Special Purpose Entity conducting activities on behalf of the entity or the entity holding the majority of the risks and rewards of the Special Purpose Entity.
Under U.S. GAAP, as disclosed in Notes 58.2 and 58.5, the accounting treatment is similar. Nevertheless, according to SFAS 140, securitizations are derecognized in case of transfer of financial assets to a Special Purpose Entity that complies with certain stringent accounting requirements to be considered a Qualifying Special Purpose Entity and fall outside the scope of consolidation as defined by FIN 46-R.
During 2006 the Group (including Abbey) securitized €25.7 billions of mortgages and other loans. These assets were not accounted for as a sale under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
The balances of assets securitized at December 31, 2006, 2005 and 2004 under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP, were as follows:

	EU-IFRS(*)			U.S. GAAP
Thousands of Euros	2006	2005	2004	2006	2005	2004
Accounted for as a sale	4,901,712	6,065,484	8,254,325	27,467,108	27,533,454	26,939,525
Mortgage loans	2,980,911	2,897,250	3,946,942	25,546,307	24,365,220	22,632,142
Of which Abbey	—	—	—	22,565,396	21,467,970	18,685,200
Other securitized assets	1,920,801	3,168,234	4,307,383	1,920,801	3,168,234	4,307,383

Continued recognition of the assets	59,425,910	46,523,076	36,410,366	36,860,514	25,055,106	17,725,166
Mortgage loans	36,363,009	33,085,261	26,245,840	13,797,613	11,617,291	7,560,640
Of which Abbey	22,565,396	21,467,970	18,685,200	—	—	—
Other securitized assets	23,062,901	13,437,815	10,164,526	23,062,901	13,437,815	10,164,526

TOTAL	64,327,622	52,588,560	44,664,691	64,327,622	52,588,560	44,664,691

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
Under U.S. GAAP, certain mortgage securitization vehicles (Abbey’s) are considered “qualifying special purpose entities” and fall outside the scope of consolidation as defined by FIN 46-R (see Note 58.5). Consequently, Santander Group treats these securitizations as sales and, where appropriate, recognizes a servicing asset and an interest-only security (see Note 58.2). The servicing asset is amortized over the periods in which the benefits are expected to be received and the interest-only security is accounted for as an available for sale security, and is evaluated for impairment in accordance with EITF 99-20.

Abbey Group
Loans and advances to customers include portfolios of residential mortgage loans, which are subject to non-recourse finance arrangements. These loans have been purchased by, or assigned to, special purpose Securitization companies (“Securitization Companies”), and have been funded primarily through the issue of mortgage-backed securities (“Securities”). Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, no gain or loss has been recognized as a result of these sales. These Securitization Companies are consolidated and included in the Group financial statements as subsidiaries.
Abbey National plc and its subsidiaries are under no obligation to support any losses that may be incurred by the Securitization Companies or holders of the Securities except as described below, and do not intend to provide such further support. Up to and including December 31, 2001, Abbey required Mortgage Indemnity Guarantee (‘MIG’) policies for all mortgaged properties with a Loan to Original Property Value ratio of more than 75 per cent (with the exception of some flexible loans). These MIG policies were underwritten by Carfax Insurance Limited, or (‘Carfax’), a wholly owned subsidiary of Abbey. However, on October 14, 2005, Abbey exercised its right to cancel all relevant MIG policies, as a result of which none of the mortgage loans purchased by, or assigned to Securitization Companies is covered by a MIG policy. Holders of the Securities are only entitled to obtain payment of principal and interest to the extent that the resources of the Securitization Companies are sufficient to support such payments, and the holders of the Securities have agreed in writing not to seek recourse in any other form.
Abbey National plc receives payments from the Securitization Companies in respect of fees for administering the loans, and payment of deferred consideration for the sale of the loans. Abbey National plc has no right or obligation to repurchase the benefit of any securitized loan, except if certain representations and warranties given by Abbey National plc at the time of transfer are breached.
Abbey makes use of a type of securitization known as a master trust structure. In this structure, a pool of assets is assigned to a trust company by the asset originator, initially funded by the originator. A funding entity acquires beneficial interests in a share of the portfolios of assets with funds borrowed from qualifying special purpose entities, which at the same time issue asset-backed securities to third-party investors. The purpose of the special purpose entities is to obtain diverse, low cost funding through the issue of asset-backed securities. The share of the pool of assets not purchased from the trust company by the funding entity is known as the beneficial interest of the originator. Using this structure, Abbey has assigned portfolios of residential mortgages and their related security to Holmes Trustees Limited, a trust company that holds the portfolios of mortgages on trust for Abbey and Holmes Funding Limited. Holmes Funding Limited acquires beneficial interests in the portfolios of mortgages with funds borrowed from the securitization companies (Holmes Financing Nos. 1-9 and Holmes Master Issuer plc). These securitization companies are qualifying special purpose entities in accordance with FAS 140 and issued mortgage-backed securities to third party investors. Abbey consolidates Holmes Trustees Limited and Holmes Funding Limited.
In August and December 2006, Holmes Funding Limited acquired, at book value, a beneficial interest in the trust property vested in Holmes Trustees Limited. This further beneficial interest of €11.0bn was acquired through borrowing from Holmes Financing (No. 10) plc and Holmes Master Issuer plc, which funded its advance to Holmes Funding Limited, through the issue of mortgage backed securities. It is intended that any future issues will be made from Holmes Master Issuer plc. In July 2006 and October 2006 the remaining mortgage backed securities in issue in Holmes Financing (No. 3) plc, Holmes Financing (No. 4) plc and Holmes Financing (No. 5) plc were redeemed. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Limited belongs to Abbey National plc, and remains on its balance sheet. This beneficial interest amounts to €20.8bn at December 31, 2006.
In accordance with SFAS 140, the assets that have been transferred to qualifying special purpose entities (securitized) and meet the criteria required under SFAS 140 for a sale are no longer retained on the balance sheet. As a result of this sale, gains have been recognized as shown in Note 58.3 g). The remuneration received by Abbey for servicing is considered to be adequate and therefore no servicing assets were recognized.

The balances of assets securitized and non-recourse finance as of December 31, 2006 were as follows:

		Gross assets	Non-recourse
	Closing date of	securitized	finance
Securitization company	Securitization	Millions of Euros
Holmes Financing (No.1) plc	July 26, 2000	1,346	1,346
Holmes Financing (No.2) plc	November 29, 2000	497	497
Holmes Financing (No.6) plc	November 7, 2002	2,676	3,093
Holmes Financing (No.7) plc	March 26, 2003	1,270	1,510
Holmes Financing (No. 8) plc	April 1, 2004	2,983	4,304
Holmes Financing (No. 9) plc	December 8, 2005	4,138	4,138
Holmes Financing (No. 10) plc	August 8, 2006	5,093	5,851
Holmes Master Issuer plc	November 28, 2006	4,561	5,153
Retained interest in Holmes Trustees Limited		20,828	–

		43,392	25,892

The gross assets securitized represent the interest in the trust property held by Holmes Funding Limited related to the debt issued by the Securitization companies. The retained interest in Holmes Trustees Limited represents the proportion of the funds required to be retained in the trust as part of the master structure trust agreement.
The Securitization vehicles have placed deposits totaling €3.4 billion representing cash, which has been accumulated to finance the redemption of a number of securities issued by the Securitization companies. The Securitization companies’ contractual interest in advances secured on residential property is therefore reduced by this amount.
Abbey National plc does not own directly, or indirectly, any of the share capital of any of the above Securitization companies or their parents.
The contribution of the above companies to the Group’s Income Statement was €88 million for 2006 (€-35 million for 2005 and €31 million for 2004).
In addition to this, in 2006, €1.5bn (2005: €2.8bn) was raised from one issue (2005: two issues) from Abbey’s €12.0 bn covered bond program established in 2005. The covered bonds are secured by a pool of ring-fenced residential mortgages. The covered bond issues are not included in the tables above.
Spain
Securitization funds (the vehicles where securitized loans are transferred) are independent entities, managed by a “Sociedad Gestora” (Managing Society, a different legal entity usually controlled by the Bank), which are registered and regulated by the National Securities Market Commission (Comisión Nacional del Mercado de Valores – “CNMV”). The “Sociedad Gestora” is responsible of managing the transferred assets for a fixed fee. No gains or losses were registered in the income statement from the Bank’s securitizations because the selling price was equal to the book value of transferred loans. Therefore no adjustment was made in the reconciliation to U.S. GAAP.
A securitization fund may only hold:
-	Financial assets transferred to it that are passive in nature (loans).

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

US
On September 25, 2006 Santander Group reached an agreement to acquire 90% of Drive in the U.S.A. for $637 million in cash (€494 million approximately). As at December 31, 2006, Drive Financial has securitizations that amount to a total of €1,954 million. These securitizations are not accounted for as a sale.

Other countries
The balances of assets securitized by other countries (mainly Germany and Italy) are not significant and their accounting treatment results in continued recognition in the balance sheet.
59.2 Allowance for Credit Losses
The balances of the recorded investment in impaired loans and of the related valuation allowance as of December 31, 2006, 2005 and 2004 are as follows:

	Thousands of Euros
	2006	2005	2004
Impaired loans requiring no reserve	766,255	974,418	613,680
Impaired loans requiring valuation allowance	3,865,005	3,407,355	3,618,153

Total impaired loans	4,631,260	4,381,773	4,231,833

Valuation allowance on impaired loans	2,922,495	3,130,929	2,995,621

The roll-forward of allowances (under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004) is shown in Note 10. The reconciliation item to U.S. GAAP is in Note 58.3.a.
Interest income on non-performing loans is recognized on a cash-received basis. An estimate of the effect of non-performing loans — net of charge-off — on interest income is presented in the following table:

	Year ended December 31,
	2006	2005	2004
	(Thousands of Euros)
Interest owed on non-accruing assets
Domestic	49,537	38,751	36,273
International	218,216	273,834	184,090

Total	267,753	312,585	220,363

Interest received on non-accruing assets
Domestic	86,370	79,183	83,535
International	70,435	77,602	105,273

Total	156,805	156,785	188,808
For the twelve months ended December 31, 2006, 2005 and 2004 the average recorded investments in non-performing loans were €1,144,051, €976,086 and €913,670 thousand from borrowers in Spain, and €3,452,791, €3,397,448 and €2,283,995 from borrowers outside Spain, respectively.

59.3 Investment Securities
The following table shows a disclosure of the amortized cost, gross unrealized gains and losses, and fair value of available-for-sale fixed maturity securities and equity securities for 2006, 2005 and 2004:
INVESTMENT SECURITIES

	December 31, 2006				December 31, 2005				December 31, 2004
		Gross	Gross			Gross	Gross			Gross	Gross
(U.S. GAAP presentation)	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair
Thousands of Euros	cost	gains	losses (2)	Value (1)	cost	gains	losses (2)	Value (1)	cost	gains	losses	Value (1)
Available-for-sale securities
Debt securities:
United States-
US Treasury and other US Government Agencies	768,440	11	15,703	752,748	651,424	—	13,933	637,491	1,382,532	18,912	3,849	1,397,595
States and political subdivisions	41,648	—	589	41,059	90,881	—	390	90,491	308,530	432	—	308,962
Mortgage-backed securities	322,163	—	9,750	312,413	655,442	—	13,323	642,119	274,154	—	5,330	268,824
Corporate debt securities	—	—	—	—	—	—	—	—	125,669	1	111	125,559
Other securities	995,121	—	260	994,861	1,402,838	—	376	1,402,462	296,489	69	404	296,154

Spanish Government	7,745,231	123,738	2,011	7,866,958	12,787,831	291,095	43,531	13,035,395	11,418,052	308,323	—	11,726,375
Other Spanish public authorities	20,653	1,695	—	22,348	17,615	—	—	17,615	17,768	—	—	17,768
Securities of other foreign Governments	8,268,849	695,215	9,269	8,954,795	43,254,927	391,236	26,469	43,619,694	7,815,031	581,363	162,185	8,234,209

Other Corporate debt securities	490,852	1,087	527	491,412	1,367,372	78	856	1,366,594	1,979,628	9,122	3,733	1,985,017
Other Mortgage-backed securities	1,665,206	29,127	357	1,693,976	2,465,580	1,895	30,142	2,437,333	6,607,348	1,444	3	6,608,789
Other debt securities	12,159,113	62,103	2,562	12,218,654	4,939,894	36,487	351	4,976,030	5,675,066	59,947	1,778	5,733,235

	32,477,276	912,976	41,028	33,349,224	67,633,804	720,791	129,371	68,225,224	35,900,267	979,613	177,393	36,702,487

Equity securities
Spanish securities	1,877,175	208,599	—	2,085,774	1,548,863	804,337	—	2,353,200	682,022	657,558	—	1,339,580
International securities	2,398,862	1,486,209	—	3,885,071	2,576,992	960,726	—	3,537,718	5,524,865	954,391	—	6,479,256
of which: United States:	144,956	—	—	144,956	57,476	—	—	57,476	26,838	—	—	26,838

	4,276,037	1,694,808	—	5,970,845	4,125,855	1,765,063	—	5,890,918	6,206,887	1,611,949	—	7,818,836

(1)	Fair values are determined based on year-end quoted market prices for listed securities and on management’s estimate for unlisted securities.

(2)
Gross unrealized losses under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 are higher than those under U.S. GAAP, due to the “Other than Temporary Adjustment” included in reconciliation to U.S.GAAP (see Notes 58.2 and 58.3.b).

We review all the unrealized losses of our debt securities portfolio at least quarterly to evaluate if they should be considered other than temporary impaired. Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, impairment losses are recorded in the income statement when the fair value of a debt security declines below its amortized cost and there is objective evidence of a reduction of the expected cash flows. Reversal of impairment losses is permitted if the impairment ceases or is reduced; however under U.S. GAAP, the reversal of impairment losses is not permitted (see Note 58.3.b). Additionally, for the remaining unrealized losses, we have evaluated their decline in fair value to determine whether it is other than temporary and we have not recognized any other than temporary impairment for these securities for the fiscal year ended December 31, 2006 as all of the unrealized losses have substantially arisen in a period shorter than one year.

Gross gains of €40,031,628, €14,694,950 and €5,538,049 thousand and gross losses of €36,484,698, €12,132,446 and €3,716,078 thousand have been realized during 2006, 2005 and 2004 on the sales of trading and available-for-sale investment securities, which are included, net, under “Gains (losses) from Investment Securities” in the consolidated statement of income (see Note 58.5).
The following table includes the detail of the available-for-sale portfolios excluding the allocation of the allowance for credit losses for 2006:

AVAILABLE-FOR-SALE	Thousands of Euros
Classification by maturity	2006
		Fair	Amortized
	Yield	Value	Value
Debt securities:
Due in one year or less	4.13%	9,123,795	8,813,207
Due after one year through five years	6.54%	9,599,023	9,288,321
Due after five years through ten years.	5.33%	7,188,845	7,045,469
Due after ten years	7.10%	7,437,561	7,330,279

		33,349,224	32,477,276

The details of the trading portfolio by type of security are set out below:

TRADING PORTFOLIO
(U.S. GAAP presentation) Thousands of Euros	2006	2005	2004
	Fair value	Fair value	Fair Value
Trading Portfolio Debt Securities:
United States:
U.S. Treasury and other U.S. Government agencies	320,498	237,079	—
States and Political subdivisions	9,159	4,676	382,439
Mortgage-backed securities	12,594	—	—
Corporate debt securities	462,219	2,425,250	—
Other Securities	3,925,028	862,072	5,463,250

Spanish Government	4,730,026	6,559,938	5,715,922
Other Spanish Public authorities	156,969	103,713	199,689
Securities of other foreign Governments	12,082,006	29,373,007	35,245,080

Other Corporate debt securities	1,691,454	14,569,752	33,091
Other Mortgage-backed securities	557,402	78,179	18,268
Other debt securities	57,289,857	37,227,515	28,444,848

Total debt securities	81,237,212	91,441,181	75,502,587
Trading Equity Securities
Spanish Securities	5,226,339	5,291,082	2,892,144
International Securities	10,976,813	33,089,955	15,837,710
Of which United States	459,966	190,235	255,213

Total equity securities	16,203,152	38,381,037	18,729,854

The following table includes the detail of the debt securities trading portfolios for 2006:

TRADING PORTFOLIO	Thousands of Euros
Classification by maturity	2006
		Book	Fair
	Yield	Value	Value
Debt securities:
Due in one year or less	6.18%	31,691,880	31,691,880
Due after one year through five years	5.57%	31,231,701	31,231,701
Due after five years through ten years.	4.75%	11,652,795	11,652,795
Due after ten years	4.98%	6,660,836	6,660,836

		81,237,212	81,237,212

59.4 Derivative Financial Instruments
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
Accounting principles-
The Group enters into thousands of derivative transactions for trading purposes and to hedge asset and liability exposures. Only a limited amount of these hedging transactions receive hedge accounting treatment under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 due to the strict qualifying requirements. The general rule is that all derivatives are accounted for as trading operations, and only those derivatives that comply with the specific criteria required by the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 are accounted for as hedging operations. A full description of the principles applied by the Group in accounting for derivative financial instruments is disclosed in Note 2.d.v. the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP differ, in certain respects, in the accounting treatment of these transactions. See Note 58.2 for a summary of the accounting criteria, and Note 58.3.f) for the impact on the reconciliation of net income and stockholders’ equity from the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 to U.S. GAAP.
The Bank of Spain’s Circular 4/2004 consider as hedging transactions only those that meet the following criteria (summarized):
a.
The hedge relationship must be documented at inception. At that moment the objective and the hedge strategy must be assessed (all the documentation requirements are similar to those required by SFAS 133).

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

b)	Retrospectively: The offsetting effects should be within 80% and 125% of the changes in the hedged item.

c)	All the values should be reliably calculated.

d)	Effectiveness should be tested quarterly and at least, each time that the financial statements are prepared.
We have procedures in place that ensure that the requirements with respect to the designation as hedge or speculative, transaction documentation, identification of hedged items and hedging instrument, and the assessment and testing of hedge effectiveness are met.
As explained in Note 58.3 f) and in Note 58.2, the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP differ, in certain respects, in the requirements for hedge accounting of these transactions. Given that U.S. GAAP does not allow certain types of hedges, derivative transactions accounted for as hedges under U.S. GAAP are only a portion of the hedge transactions under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
Besides, there are differences in designation requirements and hedge accounting between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP, so many transactions accounted for as hedge under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 are reversed for U.S. GAAP purposes and designated as speculative transactions.
For all the transactions that are considered as hedging both under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP, additional information is collected to adapt to the accounting treatment required. The adjustments are made in function of the hedge designation under SFAS 133 (i.e. cash flow, fair value or net investment in foreign operation). Only those transactions which fully comply with SFAS 133 requirements are considered to be hedge transactions.

The vast majority of our hedges are simple hedges: the notional value of the hedging instruments is the same as the face value of the hedged item; the hedging instrument is tailored solely to the hedged risk (either benchmark rate of interest or foreign currency); the settlement methods are standard ones, with settlement periods similar to those for the item to be hedged; there are no pre-payable amounts on the item to be hedged, nor are there any options in the hedged items unless such options are completely offset with an opposite option in the hedging instruments.
Among these transactions that are designated hedges under both the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP, the Group includes derivatives that hedge the foreign currency exposure of a net investment in a foreign subsidiary. The currency of these hedging derivatives is that of the country in which the foreign subsidiary is located, and the amounts to be hedged are closely watched by our risk committees.
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

The following table shows a detail of our consolidated trading and hedging transactions broken down into notional amounts and their fair value in accordance with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 at the dates indicated:

	December 31,		December 31,		December 31,
	2006		2005		2004
	Notional		Notional		Notional
Millions of Euros	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
• Trading	2,748,721.0	(3,753.7)	1,830,939.6	(1,598.9)	1,266,194.1	(4,162.5)
• Hedging	157,363.1	(505.9)	226,627.4	1,815.4	295,000.2	929.6
Fair Value Hedges	131,214.4	(474.3)	204,820.6	2,046.6	232,563.0	993.9
Cash Flow Hedges	9,472.8	(34.4)	9,777.2	23.9	61,501.9	54.2
Hedges of the foreign currency of a net investment in a foreign subsidiary	16,675.9	2.8	12,029.7	(255.1)	935.2	(118.5)
	2,906,084.1	(4,259.6)	2,057,567.0	216.5	1,561,194.3	(3,232.9)

In our reconciliation to U.S.GAAP we made some adjustments that change the designation of some hedge relationships. We identify those hedges under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 that do not fully comply with FAS 133 requirements. Under U.S. GAAP accounting those transactions are considered to be speculative transactions and such derivatives are accounted for as trading derivatives.
The following table shows a detail of our consolidated trading and hedging transactions broken down into notional amounts and their fair value in accordance with U.S. GAAP at the dates indicated:

	December 31,		December 31,		December 31,
	2006		2005		2004
	Notional		Notional		Notional
Millions of Euros	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
• Trading	2,820,182.0	(3,525.9)	1,880,611.3	(1,446.7)	1,462,950.7	(3,529.4)
• Hedging	85,902.1	(733.7)	176,955.6	1,663.1	98,243.6	296.5
Fair Value Hedges	59,753.4	(702.1)	155,148.8	1,894.4	35,806.4	355.3
Cash Flow Hedges	9,472.8	(34.4)	9,777.2	23.9	61,501.9	59.6
Hedges of the foreign currency of a net investment in a foreign subsidiary	16,675.9	2.8	12,029.7	(255.1)	935.2	(118.5)

	2,906,084.1	(4,259.6)	2,057,567.0	216.5	1,561,194.3	(3,232.9)

The notional amounts of hedging transactions under U.S. GAAP are less than those under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 due to the fact that the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 allows certain hedge accounting that is not permitted under U.S. GAAP.
59.5 Short Term Borrowings
Following is an analysis of the components of the “Short-term borrowings” caption for 2006, 2005 and 2004:

	2006		2005		2004
		Average		Average		Average
Thousands of Euros	Amount	Rate	Amount	Rate	Amount	Rate
Securities sold under agreements to repurchase:
At December 31	92,433,767	4.39%	126,201,890	3.55%	67,856,642	1.55%
Average during year	101,682,243	3.74%	91,458,502	3.65%	62,726,813	3.24%
Maximum month-end balance	129,816,503		129,563,533		69,575,864

Other short-term borrowings:
At December 31	35,385,525	2.50%	25,157,976	2.34%	18,727,698	2.66%
Average during year	25,501,630	2.66%	21,249,880	4.23%	14,975,003	2.26%
Maximum month-end balance	35,385,525		26,688,044		18,752,237

Total short-term borrowings at year-end	127,819,292	3.87%	151,359,866	3.35%	86,584,340	1.79%

This short-term indebtedness is denominated in different currencies, mostly Euro, US$, GBP and Latin-American currencies. Interest rates of these currencies have not followed the same trend.

59.6 Guarantees
The Group provides a variety of guarantees to its customers to improve their credit standing and allow them to compete. The following table summarizes at December 31, 2006, 2005 and 2004 all of the guarantees.
As required, the “maximum potential amount of future payments” represents the notional amounts that could be lost if there were a total default by the guaranteed parties, without consideration of possible recoveries from collateral held or pledged, or recoveries under recourse provisions. There is no relationship between these amounts and probable losses on these guarantees. In fact, maximum potential amount of future payments significantly exceeds inherent losses.

	Maximum potential amount of future payments
	2006	2005	2004
Guarantees disclosures	(Thousands of Euros)
Contingent liabilities:
Assets earmarked for third-party obligations	4	24	24
Guarantees and other sureties	53,175,928	44,432,649	28,533,973
Guaranties promises	8,258,151	100,898	84,857
Performance guarantees	29,857,748	25,428,337	21,360,156
Financial standby letters of credit	14,522,186	18,642,647	7,005,328
Doubtful guarantees	59,157	79,529	83,632
Credit Default Swaps	478,250	180,000	–
Other	436	1,238	–
Other contingent exposures	5,593,377	4,020,902	3,279,885
Documentary Credits	5,029,484	3,767,022	2,977,594
Other contingent liabilities	563,731	252,541	301,727
Doubtful contingent liabilities	162	1,339	564

Total Contingent Liabilities	58,769,309	48,453,575	31,813,882

Commitments
Loan commitments drawable by third parties	91,690,396	77,678,333	63,110,699
Other commitments	11,559,034	18,584,929	11,749,833
Securities placement commitments	3,463	16,399	9,358
Securities subscribed and pending payment	83,368	195,610	122,308
Compensation room delivered bills	11,472,203	18,372,920	11,618,167

Total Commitments	103,249,430	96,263,262	74,860,532

Performance guarantees are issued to guarantee customers obligations such as to make contractually specified investments, to supply specified products, commodities, or maintenance or warranty services to a third party, completion of projects in accordance with contract terms, etc. Financial standby letters of credit include guarantees of payment of loans, credit facilities, promissory notes and trade acceptances. The Group always requires collateral to grant this kind of financial guarantees. In Documentary Credits, the Group acts as a payment mediator between trading companies located in different countries (import-export transactions). Under a documentary credit transaction, the parties involved deal with the documents rather than the commodities to which the documents may relate. Usually the traded commodities are used as collateral to the transaction and the Bank may provide some credit facilities. Loan commitments drawable by third parties include mostly credit card lines and commercial commitments. Credit card lines are unconditionally cancelable by the issuer. Commercial commitments are mostly 1 year facilities subject to information requirements to be provided by our customers.
In the UK it is normal to issue check guarantee cards to current account customers holding checkbooks, as retailers do not generally accept cheques without such form of guarantee. Accordingly, Abbey issues guaranteed cheques that represent its commitment to guarantee the cheques of some of its customers up to a certain limit, typically £50-£100. Bank account facilities to which guaranteed cheques relate are regularly assessed based on customers’ behavior, and amended where necessary. Prior notice of changes is given to customers. The maximum potential amount of future payments is €7,696 million on December 2006 (€5,952 million at 2005 and €5,646 million at 2004) and there is no stated maturity.
Also, Abbey, as is normal in such activity, gives representations and warranties on the sale of subsidiaries. The maximum potential amount of any claims made against these is significantly higher than actual settlements. The maximum potential amount of future payments is €6,849 million as at December 31, 2006 (€4,077 and €3,266 million on December 31, 2005 and 2004 respectively).
The risk criteria followed to issue all kinds of guarantees, financial standby letters of credit, documentary credits and any risks of signature are in general the same as those used for other products of credit risk, and therefore subject to the same admission and tracking standards. The guarantees granted on behalf of our customers are subject to the same credit quality review process as any other risk product. On a regular basis, at least once a year, the solvency of the mentioned customers is checked as well as the probability of those guarantees to be executed. In case that any doubt on the customer’s solvency may arise we create allowances with charge to net income, by the amount of the inherent losses even if there is no claim to us.

As of December 31, 2006, the Group had allowances to cover inherent losses on guarantees of €598,735 thousands, (2005: €487,048 and 2004: €360,594).
According to FIN 45, a guarantee that is accounted for as a derivative instrument at fair value under Statement 133 is not subject to the initial recognition and initial measurement provisions of this Interpretation but is subject to its disclosure requirements, see Note 9, 11 and 36.
59.7 Additional disclosures about fair value
Disclosures about fair value of financial instruments (SFAS 107)
SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” (“SFAS 107”) requires the disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Find the disclosures required by SFAS 107 in Note 2.d for those financial instruments recognized at fair value and Note 53.c. for those financial instruments measured at other than fair value.
Disclosures about fair value of equity investments (APB 18)
APB 18 “The Equity Method of Accounting for Investments in Common Stock”, requires for those investments in common stock for which a quoted market price is available the disclosure of the aggregate value of each identified investment based on the quoted market price (see also Note 13).
The following table shows the market value of our holdings accounted for by using the equity method that has listed quotations:

Thousands of Euros	December 31,
	2006	2005	2004
Cepsa	4,766,317	3,337,438	2,564,603
Attijariwafa	579,295	319,369	243,715
Unión Fenosa (1)	¯	¯	1,298,289
Sovereign	2,267,762	¯	¯

(1)	During 2005 the Bank sold its stake in this company, see Note 3. Carrying values of these investments are presented in Note 13.
59.8 Stock Option Plans
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
In 2004, the Bank granted no option plans. Had compensation cost for these stock options plans been determined consistent with Statement of FAS No. 123, “Accounting for Stock-Based Compensation,” the Bank’s net income would have been reduced by approximately €1,595 thousand for the twelve months ended December 31, 2004. There would have been no significant impact on earnings per share:

Thousands of Euros, except per share data	2004
U.S. GAAP reported net income	3,940,866

Add: APB 25 Expense	985
Subtract: FAS 123 Expense	(2,580)

Adjusted proforma net income	3,939,271

Reported basic earnings per share	0.80
Change in net income	0.00
Adjusted proforma basic earnings per share	0.80

Reported diluted earnings per share	0.79
Change in net income	0.00
Adjusted proforma diluted earnings per share	0.79
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

The Company has adopted SFAS 123-R on January 1, 2005 by using the modified prospective approach, which requires recognizing expense for options granted prior to the adoption date equal to the fair value at the grant date of the unvested amounts over their remaining vesting period. The reason for this early adoption is to reduce differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP.
All stock options plans in force at December 31, 2004 has been cancelled or exercised during 2005. All stock options in force at December 31, 2005 has been approved during this year, and accounted for following IFRS 2 which is similar to FAS 123-R. Disclosures about them is presented in Note 49.c.
59.9 Acquisition of Abbey
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

•
On November 12, 2004 the Scheme was implemented and Abbey became a subsidiary of Santander. Banco Santander issued 1,485,893,636 new shares of €0.5 par value, with additional paid-in capital of €7.94 each, increasing its stockholders equity by €12,540,942 thousand (see Notes 3 and 31).

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
Santander believed it could introduce more competitive products in terms of design and value for customers. Santander Group would endeavor to develop direct marketing campaigns that focus on specific products related to Abbey’s core mortgage lending operation. Santander intended to retrain staff to permit a switch of headcount from the back to the front office where appropriate and to change the balance of staff remuneration to include a higher variable element. In addition, Santander intended to introduce superior IT systems that allow faster loan decisions and more sophisticated customer targeting, based on predictive analysis of the propensity to buy additional products.
December 31, 2004, is the date of first-time consolidation of Abbey in the Santander Group. Accordingly, the 2004 consolidated balance sheet includes the effect of the acquisition, whereas the 2004 consolidated statement of income does not include the results obtained by Abbey from the date of completion of the acquisition, which were not material. The acquisition of 100% of Abbey generated goodwill under previous Spanish GAAP of €10,263,893 thousand of the Santander Group’s total goodwill at 2004 year-end of €16,964,201 thousand (€15,090,541 thousand under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004) (Note 17). The goodwill arising from the acquisition included the adjustments and valuations required for it to be presented in conformity with the accounting principles and valuation methods described in Note 2.
Due to the complexity of the analysis, the Bank required evaluations from independent experts. The goodwill and its allocation process was not considered definitive at the end of 2004 and was revised in 2005 after further work.
Goodwill initially calculated under U.S. GAAP was €1,411,386 thousand lower than the previous Spanish GAAP calculation. After some adjustments, the final goodwill under U.S. GAAP was €1,437,078 thousand lower than the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 calculation. The main differences arise from:
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

•	Differences arising from the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 reconciliation to U.S. GAAP.
In 2005, after these calculations, some intangibles assets were valued and identified reducing the Goodwill as shown in the table below. These include trademarks & trade names, core deposits and present value of future profits on insurance business among others:

	Initial		Final	Estimated
(Thousands of Euros)	calculation (*)	Differences	calculation (*)	useful life
Trademarks & trade names	566,000	(116,385)	449,615	Indefinite
Core deposits	1,451,000	(220,626)	1,230,374	10 years
Credit card relationship	33,000	1,256	34,256	5 years
Distribution channels	25,692	(25,692)	—
Deferred tax liability	(717,500)	717,500	—

Total Intangible assets:	1,358,192	356,053	1,714,245

(*)	Amounts valued at acquisition exchange rate
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
The value of trademarks and trade name, has been estimated following the income approach method by discounting the interest spread that customers are willing to pay in its operations with a well-known entity, after having been corrected for the expenses needed to support the trademark.
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
The following is a Balance Sheet at the first-time consolidation date:

Thousands of
Euros
Abbey Group Balance Sheet	2004
Assets
Cash and due from banks	2,825,359
Interest earning deposits in other banks	5,791,725
Securities purchased under agreements to resell	25,039,507
Investment securities	36,764,492
Loans and leases, net of unearned income	140,428,769
Less-Allowance for credit losses	(1,016,314)
Net Loans and leases	139,412,455
Premises and equipment, net	3,439,183
Investment in affiliated companies	4,088,495
Other assets	4,770,939

Total assets	222,132,155

Liabilities
Deposits
Non interest deposits	5,031,938
Interest bearing
Demand deposits	52,446,326
Savings deposits	11,475,781
Time deposits	57,114,682
Total deposits	126,068,727
Short-term debt	55,387,384
Long-term debt	27,353,346
Taxes Payable	1,116,568
Accounts Payable	120,867
Accrual Accounts	3,592,055
Pension Allowance	1,206,704
Other Provisions	919,236
Others	3,239,197
Other liabilities	10,194,627

Total liabilities	219,004,084
Minority interest	791,334

Stockholders’ equity
Capital stock	211,317
Other reserves	2,125,420
Total stockholders’ equity	2,336,737

Total liabilities and Stockholders’ equity	222,132,155

The following table shows the unaudited effect on earnings per share as if the purchase had occurred on January 1, 2004.

Thousands of Euros, except per share data	2004
U.S. GAAP reported net income	3,940,866
Adjustment to include Abbey net income	(96,447)

Adjusted net income	3,844,419

Reported basic earnings per share	0.80
Change in net income	(0.02)

Adjusted basic earnings per share	0.78

Reported diluted earnings per share	0.79
Change in net income	(0.01)

Adjusted diluted earnings per share	0.78

As explained in Note 3.c.ii and 37.a.i, in June 2006 Abbey entered into an agreement with Resolution plc (“Resolution”) to sell its life insurance business to the latter for €5,340 million (GBP 3,600 million). The transaction was closed on September 2006 and did not give rise to any gains for the Group.
59.10 Acquisition of Drive Consumer U.S.A. Inc.
In 2006, the Group acquired 90% of Drive in the U.S.A. for $637 million in cash (€494 million approximately). The operation generated goodwill of $544 million (€422 million, see Note 17).
Under the agreement, the price paid by Santander could increase by a maximum of $175 million, if the company achieves certain earning targets set for years 2007 and 2008.
Drive is one of the leading auto financing companies in “subprime” customer segment in the United States. Based in Dallas, Texas, it is present in 35 states, with approximately 50% of its activity concentrated in Texas, California, Florida and Georgia. Drive has around 600 employees and its products are distributed through more than 10,000 auto dealer partnerships.
Until our acquisition, 64.5% of Drive was owned by HBOS plc and 35.5% by its management team. Following the acquisition by Santander, the present Chairman and COO of Drive will act as Chief Executive Officer, maintaining ownership of 10% of the company, a percentage on which the parties have signed a series of options which could enable Grupo Santander to buy the additional 10% between 2009 and 2013 at prices linked to the company’s earnings performance.
The goodwill and its allocation process was not finalized definitive at the end of 2006 and is currently being reviewed.

The following is a Balance Sheet at the first-time consolidation date:

Thousands of
Euros
Drive Group Balance Sheet	2006
Assets
Interest earning deposits in other banks	129,736
Loans and leases, net of unearned income	2,230,256
Less-Allowance for credit losses	(110,365)
Net Loans and leases	2,119,891
Premises and equipment, net	3,093
Other assets	19,491

Total assets	2,272,211

Liabilities
Deposits
Interest bearing
Time deposits	272,188
Total deposits	272,188
Long-term debt	1,894,308
Taxes Payable	3,043
Accounts Payable	15,132
Accrual Accounts	8,631
Others	501
Other liabilities	27,307

Total liabilities	2,193,803
Minority interest
Stockholders’ equity
Capital stock	63,456
Other reserves	14,952
Total stockholders’ equity	78,408

Total liabilities and Stockholders’ equity	2,272,211

The following table shows the unaudited effect on earnings per share as if the purchase had been completed on January 1, 2006 and 2005, as comparable prior period.

Thousands of Euros, except per share data	2006	2005
U.S. GAAP reported net income from continuous operations	6,395,747	6,173,425
Adjustment to include Drive net income	110,137	74,816

Adjusted net income	6,505,884	6,248,241

Reported basic earnings per share	1.024	0.989
Change in net income	0.016	0.011

Adjusted basic earnings per share	1.040	1.000

Reported diluted earnings per share	1.018	0.986
Change in net income	0.022	0.014

Adjusted diluted earnings per share	1.040	1.000

59.11 Additional subsequent events
ABN AMRO Holding N.V. (“ABN AMRO”)
On May 29, 2007, Santander, together with RBS and Fortis N.V. and Fortis S.A./N.V. (collectively, the “Banks”), announced a proposed offer to purchase all of the ABN AMRO ordinary shares (including shares underlying ABN AMRO ADSs).
The Banks proposed to offer €30.40 in cash plus 0.844 new RBS shares for each ABN AMRO ordinary share, equal to a total of €38.40 per ABN AMRO ordinary share. The total consideration payable to shareholders of ABN AMRO under the proposed offer would therefore be €71.1 billion. All data in this section have been calculated using prices and exchange rates as of May 25, 2007. The total consideration payable for on the entire issued ordinary share capital of ABN AMRO by the Banks’ proposed offer is based on 1,852,448,094 ABN AMRO ordinary shares being issued and outstanding.
The Banks and RFS Holdings B.V., a company newly incorporated for the purpose of making the proposed offer, have entered into an agreement, dated as of May 28, 2007 (the “Consortium Agreement”), relating to the proposed offer. The Consortium Agreement sets forth the terms on which the proposed offer is to be made and provides for the management of ABN AMRO after completion of the proposed offer. This includes the division of the ABN AMRO businesses between the Banks and the sale of non-core assets of ABN AMRO.
The proposed offer is subject to certain pre-offer conditions and offer conditions. The pre-offer conditions and the offer conditions may, to the extent permitted, be waived by the Banks (either in whole or in part) at any time prior to the commencement of the offer and the expiration of the offer, respectively.
If the proposed offer is completed, Santander will acquire the following core businesses from ABN AMRO (together the “ABN AMRO Businesses”):
•	Business Unit Latin America (excluding wholesale clients outside Brazil) including, notably, the Banco Real franchise in Brazil;

•	Banca Antonveneta in Italy; and

•	Interbank and DMC Consumer Finance, a specialized consumer finance business in the Netherlands.
If the proposed offer is completed, and accepted by all ABN AMRO ordinary shareholders, Santander will pay approximately €19.9 billion or 27.9% of the total consideration payable under the proposed offer.
Santander intends to raise approximately €9 billion of new financing via a rights issue and mandatorily convertible instruments, amounting to approximately half of Santander’s share of the total consideration, and to finance the remainder through balance sheet optimization, including leverage, incremental securitization and asset disposals.
This information is only current as of the date of the filing of this Annual Report on Form 20-F and may not be complete subsequent to such date.

Sovereign Bancorp, Inc. (“Sovereign”)
On May 3, 2007, Sovereign’s shareholders approved an amendment to Sovereign’s articles of incorporation that, among other effects, authorizes Santander to vote the shares currently held in the voting trust and any additional Sovereign shares that Santander might acquire in the future. As of May 16, 2007, the voting trust held 23,593,724 Sovereign shares, representing 4.9% of the Sovereign voting shares. Santander and Sovereign took all the necessary steps to terminate the voting trust and transfer the shares held by the trust to Santander, and since June 6, 2007, Santander has the right to vote 24.7% of the Sovereign shares. Except with the consent of Sovereign’s board of directors or pursuant to the procedures described below, Santander may not increase its ownership stake in Sovereign to more than 24.99% until the end of the standstill period under the Investment Agreement.
In addition, beginning on June 1, 2008 and until May 31, 2011, Santander will have the option to make an offer to acquire 100% of Sovereign, subject to certain conditions and limitations agreed between the parties. If such an offer is made by Santander and the offer is either the highest offer resulting from an auction of Sovereign or at least equal to a full and fair price for Sovereign as determined pursuant to a competitive valuation procedure agreed by the parties, the Sovereign board must accept the offer, provided that, during the period from June 1, 2008 through May 31, 2009, any offer made by Santander must be at a price of at least $38 per share. Even if the Sovereign board accepts the offer, Santander will not be permitted to complete an acquisition of Sovereign unless a majority of the non-Santander shareholders who vote at the relevant Sovereign shareholder meeting approve the acquisition. In addition, until May 31, 2011, Santander will have a right of first negotiation and a matching right with respect to third party offers to acquire Sovereign. Finally, with certain exceptions, Santander has agreed that, until May 31, 2011, it will not sell or otherwise dispose of its Sovereign shares.
Santander has several options with respect to its investment in Sovereign. Santander can hold its investment in Sovereign indefinitely, after May 31, 2008 seek to acquire 100% of Sovereign or, subject to the terms of the Investment Agreement, sell or otherwise dispose of its investment.
Banco BPI, S.A. (“BPI”)
Grupo Santander announced in January 2007 that it had entered into a firm agreement with Banco Comercial Portugués (BCP) for the sale to this bank of 44.6 million shares of the Portuguese bank BPI, representing 5.87% of its share capital, at a price of €5.70 per share, equal to that offered by BCP in the tender offer launched by it on BPI, or at the higher price should BCP revise its public offer bid upwards. The agreement was subject to regulatory approvals.
In May 2007, the tender offer failed since it did not obtain the minimum required support by BPI’s shareholders to which the bid was conditioned. The Bank of Portugal had set out a maximum level of ownership by BCP in BPI in case that the tender offer did not succeed. Finally, Grupo Santander sold to BCP 34.5 million shares of BPI with capital gains of approximately €107 million.
SKBergé (“SKB”)
Santander Consumer Finance and the Bergé Group, through its Chilean subsidiary SKBergé, a company formed by Sigdo Koppers and Bergé (SKB), reached a strategic agreement to set up a finance company in Chile. SKB will have an ownership interest of up to 49%, with the remaining 51% to be held by Santander Consumer Finance. The new company, which will operate under the name of Santander Consumer Chile, will engage in consumer finance, focussing on both car and other durable consumer goods and credit cards.
Sale of Real Estate Assets
On June 13, 2007 we announced that, as part of the plan for the optimization of our balance sheet, we contemplated the sale of real estate assets currently used by Santander, with an estimated market value of €4 billion and a potential net capital gain of around €1.4 billion. The transaction would be implemented by means of a sale and leaseback procedure.
Financiera Alcanza S.A. de C.V. SOFOL (“Alcanza”)
On June 13, 2007 Santander Consumer Finance signed an agreement with the main shareholders of Alcanza to acquire and increase the capital of the company. After the transaction, Santander Consumer will control 85% of the company. As in its other markets, Santander Consumer’s business in Mexico will focus on consumer finance and auto financing as part of its growth strategy.
Alcanza has 160 employees in 15 branches in Mexico. The total value of the acquisition together with the capital increase is an estimated US$39.5 million. The deal is pending regulatory approvals in each country.
Intesa Sanpaolo
On June 19, 2007 we announced that we had sold the final stake of 1.79% that we held in the share capital of the Italian bank Intesa Sanpaolo, for a total consideration of €1,206 million. The transaction generates for Santander a capital gain of approximately €566 million.
Certain Legal Proceedings
Notes 1 d) and 25 e) describe the status of certain legal proceedings as of March 26, 2007. Subsequent to that date the following events have occurred:
In relation to the resolutions adopted by the Bank’s general shareholders’ meeting held on February 9, 2002 described in note 1 d) to our consolidated financial statements, the cassation appeal filed by one of the apellants against the judgment handed down by the Cantabria Provincial Appellate Court on January 14, 2004, was rejected by the Supreme Court on May 8, 2007.
In relation to the legal litigation described under “Casa de Bolsa” in note 25 e) to our consolidated financial statements, the total indemnity payable, including the principal amount of the deposit, the uncapitalized interest and the value of the shares that must be returned, is estimated at $28 million approximately (previously, $26.7 million).
In relation to the claim filed by Galesa de Promociones, S.A. described in note 25 e) to our consolidated financial statements, the Bank has contested the appeal filed by Galesa against the resolution of November 11, 2006 dismissing the appeal previously filed by Galesa asking for reconsideration of the decision made by the Elche Court of First Instance by order of September 18, 2006.
In relation to the claim filed by Inversión Hogar, S.A. described in note 25 e) to our consolidated financial statements, Inversión Hogar, S.A. has appealed against the decision handed down on March 2, 2007 upholding the Bank’s objection to the enforcement of the judgement of May 19, 2006.
Ordinary General Shareholders’ Meeting
On June 23, 2007, the ordinary General Shareholders’ Meeting of the Bank, approved, among other things, our primary financial statements (balance sheet, income statement, statements of changes in net assets and cash flows and notes) (see Note 1 a to our consolidated financial statements).

Exhibit I
Subsidiaries of Banco Santander Central Hispano, S.A. (1)

						Millions of Euros (a)
		% of Ownership Held by the						Amount of
		Bank		% of Voting		Capital and	Profit (Loss)	Ownership
Company	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	for the Year	Interest
A N (123) plc	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	1,524	15	1,260
Abbey Business Services (India) Private Limited (d)	India	—	100.00%	100.00%	HOLDING COMPANY	—	—	—
Abbey Card Services Limited	United Kingdom	100.00%	—	100.00%	FINANCIAL SERVICES	149	(5)	149
Abbey Covered Bonds (Holdings) Limited	United Kingdom	—	(b)	—	FINANCE	—	—	—
Abbey Covered Bonds (LM) Limited	United Kingdom	—	(b)	—	FINANCE	—	—	—
Abbey Covered Bonds LLP	United Kingdom	—	(b)	—	FINANCE	3	40	—
Abbey National (America) Holdings Inc.	United States	—	100.00%	100.00%	HOLDING COMPANY	34	—	34
Abbey National (America) Holdings Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	34	—	35
Abbey National (Gibraltar) Limited	Gibraltar	—	100.00%	100.00%	SECURITIES COMPANY	7	—	7
Abbey National (Holdings) Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	28	—	24
Abbey National Alpha Investments (d)	United Kingdom	—	100.00%	100.00%	FINANCE	67	—	67
Abbey National American Investments Limited	United Kingdom	—	100.00%	100.00%	FINANCE	396	13	377
Abbey National Asset Managers Limited	United Kingdom	—	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	12	2	12
Abbey National Baker Street Investments	United Kingdom	—	100.00%	100.00%	FINANCE	184	—	183
Abbey National Beta Investments Limited	United Kingdom	—	100.00%	100.00%	FINANCE	153	5	126
Abbey National Business Asset Leasing Limited	United Kingdom	—	100.00%	100.00%	LEASING	—	—	—
Abbey National Business Cashflow Finance Limited	United Kingdom	—	100.00%	100.00%	FACTORING	9	—	6
Abbey National Business Equipment Leasing Limited	United Kingdom	—	100.00%	100.00%	LEASING	—	—	8
Abbey National Business Leasing Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	—	—	—
Abbey National Business Office Equipment Leasing Limited	United Kingdom	—	100.00%	100.00%	LEASING	7	—	—
Abbey National Business Sales Aid Leasing Limited	United Kingdom	—	100.00%	100.00%	LEASING	1	—	—
Abbey National Business Vendor Plan Leasing Limited	United Kingdom	—	100.00%	100.00%	LEASING	—	—	—
Abbey National Capital LP I	United States	—	(b)	—	FINANCE	—	—	—
Abbey National Charitable Trust Limited	United Kingdom	—	100.00%	100.00%	CHARITABLE SERVICES	—	—	—
Abbey National Credit and Payment Services Limited	United Kingdom	—	100.00%	100.00%	SERVICES	—	—	—
Abbey National Employment Services Inc.	United States	—	100.00%	100.00%	EMPLOYMENT SERVICES	—	—	—
Abbey National Financial and Investment Services (Jersey) Limited	Jersey	—	100.00%	100.00%	HOLDING COMPANY	—	—	—
Abbey National Financial Investments 3 B.V.	Netherlands	—	100.00%	100.00%	FINANCE	3	—	1
Abbey National Financial Investments 4 B.V.	Netherlands	—	100.00%	100.00%	FINANCE	372	17	372
Abbey National Financial Investments No.2 Limited	Jersey	—	100.00%	100.00%	FINANCE	—	—	—
Abbey National Funded Unapproved Retirement Benefits Scheme Trustees Limited (d)	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	—	—	—
Abbey National Funding plc	United Kingdom	—	100.00%	100.00%	FINANCE	—	—	—
Abbey National General Insurance Services Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	(56)	—	—
Abbey National Gibraltar (1986) Limited	United Kingdom	—	100.00%	100.00%	FINANCE	8	—	7
Abbey National Global Investments	United Kingdom	—	100.00%	100.00%	FINANCE	—	—	—
Abbey National GP (Jersey) Limited	Jersey	—	100.00%	100.00%	FINANCE	—	—	—
Abbey National Graphics Services Limited	United Kingdom	—	100.00%	100.00%	MARKETING	—	—	—
Abbey National Group Pension Schemes Trustees Limited (d)	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	—	—	—
Abbey National Guarantee Company	United Kingdom	—	100.00%	100.00%	LEASING	5	—	4
Abbey National Homes Limited	United Kingdom	—	100.00%	100.00%	FINANCE	(53)	—	—
Abbey National Independent Investments Limited (d)	United Kingdom	—	100.00%	100.00%	FINANCE	—	—	—
Abbey National International Limited	Jersey	—	100.00%	100.00%	BANKING	267	33	222
Abbey National Investments	United Kingdom	—	100.00%	100.00%	FINANCE	170	6	158
Abbey National Investments Holdings Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	(6)	(5)	—
Abbey National Jersey International Limited	Jersey	—	100.00%	100.00%	HOLDING COMPANY	311	3	276
Abbey National June Leasing (5) Limited (h)	United Kingdom	—	100.00%	100.00%	LEASING	1	—	—
Abbey National March Leasing (4) Limited	United Kingdom	—	100.00%	100.00%	LEASING	(25)	(2)	—
Abbey National Mortgage Finance plc	United Kingdom	—	100.00%	100.00%	MORTGAGE LOAN COMPANY	—	—	—
Abbey National Nominees Limited	United Kingdom	—	100.00%	100.00%	SECURITIES COMPANY	—	—	—
Abbey National North America Corporation	United States	—	100.00%	100.00%	FINANCE	2	—	—
Abbey National North America Holdings Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	—	—	—
Abbey National North America LLC	United States	—	100.00%	100.00%	FINANCE	—	—	—
Abbey National Offshore Holdings Limited	Jersey	—	100.00%	100.00%	HOLDING COMPANY	280	—	288
Abbey National PEP & ISA Managers Limited	United Kingdom	—	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	79	14	55
Abbey National Personal Finance Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	—	—	—
Abbey National Personal Pensions Trustee Limited	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	—	—	—
Abbey National plc	United Kingdom	100.00%	—	100.00%	BANKING	4,508	(190)	12,614
Abbey National PLP (UK) Limited	United Kingdom	—	100.00%	100.00%	FINANCE	—	—	—
Abbey National Properties (2) Limited	United Kingdom	—	100.00%	100.00%	LEASING	(3)	—	—
Abbey National Property Developments Limited	United Kingdom	—	100.00%	100.00%	PROPERTY	—	—	—
Abbey National Property Investments	United Kingdom	—	100.00%	100.00%	FINANCE	399	29	206
Abbey National Property Services Limited	United Kingdom	—	100.00%	100.00%	PROPERTY	(19)	—	—
Abbey National Secretariat Services (Jersey) Limited	Jersey	—	100.00%	100.00%	SERVICES	—	—	—
Abbey National Secretariat Services Limited	United Kingdom	—	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	—	—	—
Abbey National Securities Inc.	United States	—	100.00%	100.00%	SECURITIES COMPANY	36	2	34
Abbey National September Leasing (3) Limited (f)	United Kingdom	—	100.00%	100.00%	LEASING	(34)	12	—
Abbey National September Leasing (7) Limited (h)	United Kingdom	—	100.00%	100.00%	LEASING	—	—	—
Abbey National Shelf Co. (4) Limited	United Kingdom	—	100.00%	100.00%	INACTIVE	—	—	—
Abbey National Sterling Capital plc	United Kingdom	—	100.00%	100.00%	FINANCE	4	—	—

						Millions of Euros (a)
		% of Ownership Held by the						Amount of
		Bank		% of Voting		Capital and	Profit (Loss)	Ownership
Company	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	for the Year	Interest
Abbey National Treasury International (IOM) Limited	Isle of Man	—	100.00%	100.00%	BANKING	11	1	9
Abbey National Treasury Investments	United Kingdom	—	100.00%	100.00%	FINANCE	326	35	274
Abbey National Treasury Services (Australia) Holdings Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	—	—	—
Abbey National Treasury Services (Trains Holdings) Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	222	(7)	223
Abbey National Treasury Services (Transport Holdings) Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	—	—	12
Abbey National Treasury Services Investments Limited	United Kingdom	—	100.00%	100.00%	FINANCE	1,143	40	1,117
Abbey National Treasury Services Overseas Holdings	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	1,461	160	1,516
Abbey National Treasury Services plc	United Kingdom	—	100.00%	100.00%	BANKING	3,794	95	4,243
Abbey National UK Investments	United Kingdom	—	100.00%	100.00%	FINANCE	1,095	38	903
Abbey National Unit Trust Managers Limited	United Kingdom	—	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	51	22	22
Abbey National Wrap Managers Limited	United Kingdom	—	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	9	(5)	4
Abbey Stockbrokers (Nominees) Limited	United Kingdom	—	100.00%	100.00%	SECURITIES COMPANY	—	—	—
Abbey Stockbrokers Limited	United Kingdom	—	100.00%	100.00%	SECURITIES COMPANY	8	—	8
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	100.00%	HOLDING COMPANY	291	38	401
Administradora de Fondos de Pensiones y Cesantías Santander, S.A.	Colombia	—	99.99%	100.00%	PENSION FUND MANAGER	30	11	92
AEH Purchasing, Ltd.	Ireland	—	(b)	—	FINANCE	—	—	—
Afinidad AFAP, S.A.	Uruguay	—	100.00%	100.00%	FUND MANAGEMENT COMPANY	2	2	11
Afisa, S.A.	Chile	—	99.98%	99.99%	FUND MANAGEMENT COMPANY	7	1	3
Afore Santander, S.A. de C.V.	Mexico	—	74.93%	100.00%	PENSION FUND MANAGER	44	21	2
AFP Bansander, S.A.	Chile	—	99.50%	100.00%	PENSION FUND MANAGER	90	27	78
Agrícola Tabaibal, S.A.	Spain	—	65.57%	100.00%	AGRICULTURE AND LIVESTOCK	—	(1)	—
Agropecuaria Tapirapé, S.A.	Brazil	—	97.06%	99.07%	AGRICULTURE AND LIVESTOCK	2	—	—
AKB Marketing Services Sp. Z.o.o.	Poland	—	100.00%	100.00%	MARKETING	1	3	—
Alcaidesa Holding, S.A. (consolidated)	Spain	—	44.17%	50.01%	PROPERTY	21	25	28
Alce Tenedora, S.L.	Spain	99.99%	0.01%	100.00%	HOLDING COMPANY	—	—	—
Aljarafe Golf, S.A.	Spain	—	70.37%	89.41%	PROPERTY	12	2	—
Aljardi SGPS, Lda.	Portugal	—	100.00%	100.00%	HOLDING COMPANY	1,160	500	1,148
Almacenadora Serfin, S.A. De C.V.	Mexico	—	73.90%	98.64%	WAREHOUSING	1	—	2
Almacenadora Somex, S.A. De C.V.	Mexico	—	72.84%	97.24%	WAREHOUSING	7	1	1
Altair Finance, plc	Ireland	—	(b)	—	SECURITIZATION	1	—	—
Altamira Funding LLC	United States	—	(b)	—	FINANCE	—	—	—
Altec, S.A.	Chile	—	100.00%	100.00%	IT SERVICES	6	—	21
América Latina Tecnología de México, S.A. De C.V.	Mexico	100.00%	—	100.00%	IT SERVICES	78	(2)	67
AN Structured Issues Limited	Jersey	—	100.00%	100.00%	FINANCE	—	—	—
Andaluza de Inversiones, S.A.	Spain	—	100.00%	100.00%	HOLDING COMPANY	29	1	27
Anderson Instalación Fotovoltáica, S.L.	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
ANDSH Limited	United Kingdom	—	100.00%	100.00%	FINANCE	3	—	3
ANFP (US) LLC	United States	—	100.00%	100.00%	FINANCE	—	—	—
ANIFA Limited	United Kingdom	—	100.00%	100.00%	FINANCE	—	—	—
ANITCO Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	—	—	—
Aparcamientos y Construcciones, S.A.	Spain	—	88.42%	100.00%	PROPERTY	2	—	2
Arend Instalación Fotovoltáica, S.L.	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
Argenline, S.A.	Uruguay	—	100.00%	100.00%	FINANCE	—	—	—
Asesora de Titulización, S.A., S.G.F.T.	Spain	70.00%	29.55%	100.00%	SECURITIZATION	2	—	2
Aurum, S.A.	Chile	1.00%	99.00%	100.00%	HOLDING COMPANY	(9)	—	63
Ausant Holding GMBH	Austria	—	99.92%	100.00%	HOLDING COMPANY	11	—	12
Ausant Merchant Participations GMBH	Austria	—	99.93%	100.00%	HOLDING COMPANY	345	8	—
Aviación Regional Cántabra, A.I.E.	Spain	73.58%	—	74.00%	AVIATION	30	(3)	22
B.R.S. Investment S.A.	Argentina	—	100.00%	100.00%	HOLDING COMPANY	20	2	237
B2C Escaparate, S.L.	Spain	—	88.42%	100.00%	TECHNOLOGY	(1)	—	13
Baker Street Risk and Insurance (Guernsey) Limited (e)	Guernsey	—	100.00%	100.00%	INSURANCE BROKER	11	—	3
Banco Alicantino de Comercio, S.A.	Spain	—	88.42%	100.00%	BANKING	9	—	8
Banco Banif, S.A.	Spain	100.00%	—	100.00%	BANKING	176	39	84
Banco Caracas, N.V.	Dutch Antilles	—	100.00%	100.00%	BANKING	6	(4)	3
Banco de Albacete, S.A.	Spain	100.00%	—	100.00%	BANKING	11	—	9
Banco de Asunción, S.A.	Paraguay	—	99.33%	99.33%	BANKING	2	(1)	35
Banco de Venezuela, S.A., Banco Universal (j)	Venezuela	96.78%	1.64%	98.42%	BANKING	417	160	124
Banco Español de Crédito, S.A.	Spain	87.33%	1.09%	88.43%	BANKING	2,970	1,487	1,261
Banco Madesant — Sociedade Unipessoal, S.A.	Portugal	—	100.00%	100.00%	BANKING	1,325	62	1,159
Banco Río de la Plata S.A.	Argentina	8.23%	91.07%	99.30%	BANKING	265	57	1,664
Banco Santander (Panamá), S.A.	Panama	—	100.00%	100.00%	BANKING	8	1	62
Banco Santander (Suisse), S.A.	Switzerland	—	99.96%	99.96%	BANKING	124	28	15
Banco Santander Bahamas International, Ltd.	Bahamas	—	100.00%	100.00%	BANKING	1,139	(11)	785
Banco Santander Banespa, S.A.	Brazil	—	97.97%	97.97%	BANKING	2,626	227	3,127
Banco Santander Chile	Chile	—	76.73%	76.91%	BANKING	1,370	408	1,207
Banco Santander Colombia, S.A.	Colombia	—	97.64%	97.64%	BANKING	133	1	443
Banco Santander de Negocios Portugal, S.A.	Portugal	—	99.85%	100.00%	BANKING	72	35	28
Banco Santander International	United States	95.90%	4.10%	100.00%	BANKING	147	21	74
Banco Santander Puerto Rico	Puerto Rico	—	90.77%	100.00%	BANKING	430	28	342
Banco Santander Totta, S.A.	Portugal	—	99.71%	99.86%	BANKING	1,453	336	2,342
Banco Santander, S.A.	Uruguay	90.93%	9.07%	100.00%	BANKING	31	11	50
Banco Santander, S.A., Institución de Banca Múltiple, Grupo Financiero Santander	Mexico	—	74.91%	99.99%	BANKING	2,883	646	1,265
Banco Totta de Angola, SARL	Angola	—	99.70%	99.98%	BANKING	44	12	19
Banespa, S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	Brazil	—	97.97%	100.00%	INSURANCE BROKER	16	8	34
Banespa, S.A. Corretora de Cambio e Titulos	Brazil	—	97.97%	100.00%	SECURITIES COMPANY	16	12	9
Banesto Banca Privada Gestión, S.A. S.G.I.I.C.	Spain	—	88.42%	100.00%	FUND MANAGEMENT COMPANY	2	—	2

						Millions of Euros (a)
		% of Ownership Held by the						Amount of
		Bank		% of Voting		Capital and	Profit (Loss)	Ownership
Company	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	for the Year	Interest
Banesto Banco de Emisiones, S.A.	Spain	—	88.42%	100.00%	BANKING	99	1	86
Banesto Bolsa, S.A., Sdad. Valores y Bolsa	Spain	—	88.42%	100.00%	SECURITIES COMPANY	86	11	31
Banesto Delaware, Ltd.	United States	—	88.42%	100.00%	FINANCE	—	—	—
Banesto e-Business, S.A.	Spain	—	88.42%	100.00%	SECURITIES INVESTMENT	—	—	—
Banesto Factoring, S.A. Establecimiento Financiero de Crédito	Spain	—	88.42%	100.00%	FACTORING	88	(4)	81
Banesto Finance, Ltd.	Cayman Islands	—	88.42%	100.00%	FINANCE	—	—	—
Banesto Financial Products, Plc	Ireland	—	88.41%	99.99%	FINANCE	—	—	—
Banesto Issuances, Ltd.	Cayman Islands	—	88.42%	100.00%	FINANCE	1	—	—
Banesto Renting, S.A.	Spain	—	88.42%	100.00%	FINANCE	8	2	2
Banesto Securities, Inc.	United States	—	88.42%	100.00%	FINANCE	2	—	2
Banesto Servicios y Tecnología Aplicada, S.A.	Spain	—	88.42%	100.00%	SERVICES	4	—	4
Banesto, S.A.	Spain	—	88.42%	100.00%	FINANCE	—	—	—
Banif Gestión, S.A., S.G.I.I.C.	Spain	—	97.69%	100.00%	FUND MANAGEMENT COMPANY	8	1	2
Banif Inmobiliario, S.A.	Spain	—	100.00%	100.00%	PROPERTY	—	—	—
Bansa Santander, S.A.	Chile	—	99.99%	100.00%	PROPERTY	5	(3)	24
Bansalease, S.A., E.F.C.	Spain	100.00%	—	100.00%	LEASING	82	8	57
Bansamex, S.A.	Spain	50.00%	—	50.00%	CARDS	2	—	1
Bansander, S.A.	Spain	100.00%	—	100.00%	SECURITIES INVESTMENT	—	—	—
Beta Cero, S.A.	Spain	—	77.81%	88.00%	FINANCE	—	—	—
Bitalbond, B.V. (l)	Netherlands	100.00%	—	100.00%	HOLDING COMPANY	—	—	—
Brasil Foreign Diversified Payment Rights Finance Company	Brazil	—	(b)	—	FINANCE	—	—	—
Brettwood Limited	Jersey	—	100.00%	100.00%	SERVICES	—	—	—
Brorsen Instalación Fotovoltáica, S.L.	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
BST International Bank, Inc.	Puerto Rico	—	99.71%	100.00%	BANKING	268	9	4
Buhal Leasing, Ltd.	United Kingdom	100.00%	—	100.00%	LEASING	2	—	2
CA Premier Banking Limited	United Kingdom	—	100.00%	100.00%	BANKING	6	—	6
Cabel, S.A. (in liquidation)	Belgium	86.99%	9.99%	96.99%	HOLDING COMPANY	—	—	—
Caetra Iberia, S.L.	Spain	—	100.00%	100.00%	HOLDING COMPANY	3	—	3
Cambios Sol, S.A.	Spain	—	88.42%	100.00%	CURRENCY TRADING	—	—	5
Canfy, S.L.	Spain	89.00%	11.00%	100.00%	HOLDING COMPANY	87	—	80
Cántabra de Inversiones, S.A.	Spain	100.00%	—	100.00%	HOLDING COMPANY	260	(56)	218
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	—	100.00%	HOLDING COMPANY	168	24	140
Capital Riesgo Global, SCR de Régimen Simplificado, S.A.	Spain	87.09%	12.91%	100.00%	VENTURE CAPITAL COMPANY	995	94	947
Capital Variable SICAV, S.A.	Spain	—	95.53%	97.79%	OPEN-END INVESTMENT COMPANY	7	—	7
Carfax Insurance Limited	Guernsey	—	100.00%	100.00%	INSURANCE BROKER	86	5	30
Carpe Diem Salud, S.L.	Spain	100.00%	—	100.00%	SECURITIES INVESTMENT	—	—	—
Cartera Mobiliaria, S.A., SICAV	Spain	—	72.49%	88.51%	SECURITIES INVESTMENT	575	23	192
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander	Mexico	—	74.89%	99.96%	SECURITIES COMPANY	44	13	32
Casiopea Instalación Fotovoltáica, S.L.	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
Cater Allen Holdings Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	143	76	128
Cater Allen International Limited	United Kingdom	—	100.00%	100.00%	SECURITIES COMPANY	400	43	176
Cater Allen Limited	United Kingdom	—	100.00%	100.00%	BANKING	239	23	170
Cater Allen Lloyd’s Holdings Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	(14)	—	—
Cater Allen Nominees (Jersey) Limited	Jersey	—	100.00%	100.00%	HOLDING COMPANY	—	—	—
Cater Allen Pensions Limited	United Kingdom	—	100.00%	100.00%	PENSION FUND MANAGER	—	—	—
Cater Allen Registrars Limited	Jersey	—	100.00%	100.00%	HOLDING COMPANY	—	—	—
Cater Allen Syndicate Management Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	3	—	—
Cater Allen Trust Company (Jersey) Limited	Jersey	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	—	—	—
Cater Tyndall Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	18	16	135
Catmoll, S.L.	Spain	100.00%	—	100.00%	CONCESSION HOLDER	8	1	6
Catu Instalación Fotovoltáica, S.L.	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
Caveiro Instalación Fotovoltáica, S.L.	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
Central Inmobiliaria de Santiago, S.A. de C.V.	Mexico	100.00%	—	100.00%	PROPERTY MANAGEMENT	39	(2)	43
Centro de Equipamientos Zona Oeste, S.A.	Spain	93.62%	6.38%	100.00%	PROPERTY	16	(37)	43
Certidesa, S.L.	Spain	—	100.00%	100.00%	LEASE OF AIRCRAFT	10	(3)	10
Chiron Instalación Fotovoltáica, S.L.	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
Ciudad Financiera, S.A.	Spain	99.94%	0.06%	100.00%	SERVICES	1	—	1
Clínica Sear, S.A.	Spain	—	44.67%	50.58%	HEALTH	6	—	1
Club Zaudin Golf, S.A.	Spain	—	66.91%	95.09%	SERVICES	15	—	12
Consultoría Tributaria, Financiera y Contable, S.A.	Spain	100.00%	—	100.00%	ADVISORY SERVICES	—	—	—
Corpoban, S.A.	Spain	—	88.42%	100.00%	SECURITIES INVESTMENT	70	1	60
Corporación Industrial y Financiera de Banesto, S.A.	Spain	—	88.32%	99.89%	SECURITIES INVESTMENT	396	5	354
Costa Canaria de Veneguera, S.A.	Spain	—	65.57%	74.20%	PROPERTY	15	(1)	10
Covista Integrated Business Infrastructure Limited	United Kingdom	—	100.00%	100.00%	PROPERTY	—	—	—
Credisol, S.A.	Uruguay	—	100.00%	100.00%	CARDS	—	—	7
Crefisa, Inc.	Puerto Rico	100.00%	—	100.00%	FINANCE	31	(2)	19
Crinaria, S.A.	Spain	—	88.37%	100.00%	HOSPITALITY	7	—	7
C-Sprint Limited	Jersey	—	(b)	—	FINANCE	—	—	—
Darep Limited	Ireland	100.00%	—	100.00%	REINSURANCE	4	—	4
DCAR GP LLC	United States	—	90.00%	100.00%	INACTIVE	—	—	—
DCAR Receivables LP	United States	—	90.00%	100.00%	INACTIVE	—	—	—
Debt Management and Recovery Services Limited	United Kingdom	—	100.00%	100.00%	COLLECTION AND PAYMENT SERVICES	—	—	—
Depósitos Portuarios, S.A.	Spain	—	88.33%	100.00%	SERVICES	—	—	—
Deposoltenegolf, S.A.	Spain	—	88.42%	100.00%	SPORTS OPERATIONS	23	—	8
Desarrollo Informático, S.A.	Spain	—	88.42%	100.00%	IT	6	(4)	—
DF 123 Limited	United Kingdom	—	100.00%	100.00%	LEASING	—	—	—
Digital Procurement Holdings, N.V.	Netherlands	—	83.39%	100.00%	HOLDING COMPANY	5	—	1
Diners Club Spain, S.A.	Spain	90.00%	—	90.00%	CARDS	9	3	7
Diseño e Integración de Soluciones, S.A.	Spain	—	88.42%	100.00%	IT	2	—	1
Drive ABS GP LLC	United States	—	90.00%	100.00%	INACTIVE	—	—	—

						Millions of Euros (a)
		% of Ownership Held by the						Amount of
		Bank		% of Voting		Capital and	Profit (Loss)	Ownership
Company	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	for the Year	Interest
Drive ABS LP	United States	—	90.00%	100.00%	INACTIVE	36	—	8
Drive Auto Receivables LLC	United States	—	90.00%	100.00%	AUXILIARY	—	—	—
Drive Auto Receivables Trust 2003-1	United States	—	(b)	—	SECURITIZATION	—	—	—
Drive Auto Receivables Trust 2003-2	United States	—	(b)	—	SECURITIZATION	—	—	—
Drive Auto Receivables Trust 2004-1	United States	—	(b)	—	SECURITIZATION	—	—	—
Drive Auto Receivables Trust 2005-1	United States	—	(b)	—	SECURITIZATION	—	—	—
Drive Auto Receivables Trust 2005-2	United States	—	(b)	—	SECURITIZATION	—	—	—
Drive Auto Receivables Trust 2005-3	United States	—	(b)	—	SECURITIZATION	—	—	—
Drive Auto Receivables Trust 2006-1	United States	—	(b)	—	SECURITIZATION	—	—	—
Drive Auto Receivables Trust 2006-2	United States	—	(b)	—	SECURITIZATION	—	—	—
Drive BOS GP LLC	United States	—	90.00%	100.00%	INACTIVE	—	—	—
Drive BOS LP LLC	United States	—	90.00%	100.00%	INACTIVE	35	(8)	2
Drive Consumer USA, Inc.	United States	90.00%	—	90.00%	FINANCE	37	114	492
Drive Health & Welfare Benefit Plan	United States	90.00%	—	90.00%	SERVICES	—	—	—
Drive One LLC	United States	—	90.00%	100.00%	INACTIVE	—	—	—
Drive Receivables Corp. 10	United States	—	90.00%	100.00%	SECURITIZATION	—	—	—
Drive Receivables Corp. 11	United States	—	90.00%	100.00%	SECURITIZATION	—	—	—
Drive Receivables Corp. 12	United States	—	90.00%	100.00%	SECURITIZATION	—	—	—
Drive Receivables Corp. 6	United States	—	90.00%	100.00%	SECURITIZATION	—	—	—
Drive Receivables Corp. 7	United States	—	90.00%	100.00%	SECURITIZATION	—	—	—
Drive Receivables Corp. 8	United States	—	90.00%	100.00%	SECURITIZATION	—	—	—
Drive Receivables Corp. 9	United States	—	90.00%	100.00%	SECURITIZATION	—	—	—
Drive Residual Holdings GP LLC	United States	—	90.00%	100.00%	HOLDING COMPANY	—	—	—
Drive Residual Holdings LP	United States	—	90.00%	100.00%	AUXILIARY	—	—	—
Drive Servicing LLC	United States	—	90.00%	100.00%	INACTIVE	(11)	—	—
Drive Trademark Holdings LP	United States	—	90.00%	100.00%	AUXILIARY	—	—	—
Drive VFC GP LLC	United States	—	90.00%	100.00%	INACTIVE	25	4	—
Drive VFC LP	United States	—	90.00%	100.00%	INACTIVE	—	—	—
Drive Warehouse GP LLC	United States	—	90.00%	100.00%	HOLDING COMPANY	—	—	—
Drive Warehouse LP	United States	—	90.00%	100.00%	AUXILIARY	—	—	—
Duchess Parade Investments Limited	United Kingdom	—	100.00%	100.00%	LEASING	2	—	1
Dudebasa, S.A.	Spain	—	88.42%	100.00%	FINANCE	37	3	21
Duncan Lawrie Pension Consultants Limited	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	1	—	1
Efearvi, S.A.	Spain	—	88.33%	100.00%	PROPERTY	—	—	—
Efectividad en Medios de Pago, S.A. de C.V.	Mexico	98.61%	1.39%	100.00%	FINANCE	25	—	13
Elerco, S.A.	Spain	—	88.32%	100.00%	LEASE	243	20	123
Fábricas Agrupadas de Muñecas de Onil, S.A. (consolidated) (g)	Spain	—	83.46%	100.00%	TOY MANUFACTURE	17	4	80
FC Factor S.r.l.	Italy	—	100.00%	100.00%	FINANCE	2	—	1
FFB — Participaçoes e Serviços, Sociedade Unipessoal, S.A.	Portugal	—	100.00%	100.00%	HOLDING COMPANY	3,482	104	1,020
Fideicomiso 100740 SLPT	Mexico	—	74.91%	100.00%	FINANCE	38	1	28
Fideicomiso GFSSLPT Banca Serfín, S.A.	Mexico	—	74.91%	100.00%	FINANCE	46	1	29
Fideicomiso Super Letras Hipotecarias Clase I	Argentina	—	(b)	—	SECURITIZATION	2	—	—
Fideicomiso Super Letras Hipotecarias Clase II	Argentina	—	(b)	—	SECURITIZATION	4	—	—
Finlay Instalación Fotovoltáica, S.L.	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
First National Motor Business Limited	United Kingdom	—	100.00%	100.00%	LEASING	—	—	—
First National Motor Contracts Limited	United Kingdom	—	100.00%	100.00%	LEASING	(1)	—	—
First National Motor Facilities Limited	United Kingdom	—	100.00%	100.00%	LEASING	—	—	—
First National Motor Finance Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	—	—	—
First National Motor Leasing Limited	United Kingdom	—	100.00%	100.00%	LEASING	—	—	—
First National Motor plc	United Kingdom	—	100.00%	100.00%	LEASING	(79)	25	—
Fomento e Inversiones, S.A.	Spain	100.00%	—	100.00%	SECURITIES INVESTMENT	17	33	17
Fondo de Titulización de Activos Santander 1	Spain	—	(b)	—	SECURITIZATION	—	—	—
Fondo de Titulización de Activos Santander Empresas 1	Spain	—	(b)	—	SECURITIZATION	—	—	—
Fondo de Titulización de Activos Santander Público 1	Spain	—	(b)	—	SECURITIZATION	—	—	—
Fondos Santander, S.A. Administradora de Fondos de Inversión	Uruguay	—	100.00%	100.00%	FUND MANAGEMENT COMPANY	—	—	1
Formación Integral, S.A.	Spain	—	88.42%	100.00%	TRAINING	1	—	1
Fortensky Trading, Ltd.	Ireland	—	100.00%	100.00%	FINANCE	—	—	—
Freixo Instalación Fotovoltáica, S.L.	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
Friedrichstrasse, S.L.	Spain	—	99.99%	99.99%	PROPERTY	—	—	—
FTA Santander Consumer Spain Auto 06	Spain	—	(b)	—	SECURITIZATION	—	(10)	—
FTPYME Banesto 2 Fondo de Titulización de Activos	Spain	—	(b)	—	SECURITIZATION	—	—	—
FTPYME Santander 2 Fondo de Titulización de Activos	Spain	—	(b)	—	SECURITIZATION	—	—	—
GACC SECURITIZATION AIB International Financial Service	Ireland	—	(b)	—	SECURITIZATION	—	—	—
Gale Instalación Fotovoltáica, S.L.	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
Galliano Instalación Fotovoltáica, S.L.	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
Gedinver e Inmuebles, S.A.	Spain	—	88.42%	100.00%	FINANCE	5	—	5
Geoban, S.A.	Spain	—	94.10%	100.00%	SERVICES	2	(1)	3
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%	100.00%	SERVICES	1	—	1
Gescoban Soluciones, S.A.	Spain	—	88.42%	100.00%	FINANCE	2	—	1
Gestión de Actividades Tecnológicas, S.A.	Spain	99.98%	0.02%	100.00%	SECURITIES INVESTMENT	(20)	—	—
Gestión de Instalaciones Fotovoltáicas, S.L. (Sole-shareholder company)	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
Gestión Industrial Hispamer, S.A.	Spain	100.00%	0.01%	100.00%	SECURITIES INVESTMENT	(45)	8	—
Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión, Grupo Financiero Santander	Mexico	—	74.92%	100.00%	FINANCE	3	13	1
Giclas Instalación Fotovoltáica, S.L.	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
Gire, S.A. (c)	Argentina	—	57.92%	58.33%	PAYMENT SYSTEMS	5	2	2
Golden Bar (SECURITIZATION) S.r.l.	Italy	—	(b)	—	SECURITIZATION	—	—	—
Grupo Empresarial Santander, S.L.	Spain	99.11%	0.89%	100.00%	HOLDING COMPANY	2,964	836	4,005
Grupo Eurociber, S.A.	Spain	—	88.42%	100.00%	SERVICES	—	—	5
Grupo Financiero Santander, S.A. de C.V.	Mexico	74.70%	0.21%	74.92%	HOLDING COMPANY	2,966	681	1,528
Grupo Golf del Sur, S.A.	Spain	—	88.42%	100.00%	PROPERTY	9	—	8
Grupo Inmobiliario La Corporación Banesto, S.A.	Spain	—	88.31%	100.00%	SECURITIES INVESTMENT	10	1	22

						Millions of Euros (a)
		% of Ownership Held by the						Amount of
		Bank		% of Voting		Capital and	Profit (Loss)	Ownership
Company	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	for the Year	Interest
Grupo Santander Perú, S.A.	Peru	—	100.00%	100.00%	HOLDING COMPANY	21	82	341
Guaranty Car, S.A.	Spain	—	100.00%	100.00%	AUTOMOTIVE	1	1	—
H.B.F. Aluguer e Comercio de Viaturas, S.A.	Portugal	—	100.00%	100.00%	RENTAL LEASE	—	—	—
H.B.F. Auto-Renting, S.A.	Spain	—	100.00%	100.00%	RENTAL LEASE	10	2	2
Hipotebansa EFC, S.A.	Spain	100.00%	—	100.00%	MORTGAGE LOAN COMPANY	45	5	36
Hipototta No. 1 FTC	Portugal	—	(b)	—	SECURITIZATION	(3)	—	—
Hipototta No. 1 plc	Ireland	—	(b)	—	SECURITIZATION	(3)	—	—
Hipototta No. 2 FTC	Portugal	—	(b)	—	SECURITIZATION	(2)	(1)	—
Hipototta No. 2 plc	Ireland	—	(b)	—	SECURITIZATION	(2)	(1)	—
Hipototta No. 3 FTC	Portugal	—	(b)	—	SECURITIZATION	(9)	(2)	—
Hipototta No. 3 plc	Ireland	—	(b)	—	SECURITIZATION	(9)	(2)	—
Hipototta No. 4 FTC	Portugal	—	(b)	—	SECURITIZATION	(7)	(1)	—
Hipototta No. 4 plc	Ireland	—	(b)	—	SECURITIZATION	(7)	(1)	—
Hispamer Renting, S.A.	Spain	—	100.00%	100.00%	RENTAL LEASE	7	1	1
Holbah II, Ltd.	Bahamas	—	100.00%	100.00%	HOLDING COMPANY	914	66	1,148
Holbah, Ltd.	Bahamas	—	100.00%	100.00%	HOLDING COMPANY	177	27	268
Holmes Financing (No.1) plc	United Kingdom	—	(b)	—	FINANCE	1	—	—
Holmes Financing (No.10) plc	United Kingdom	—	(b)	—	FINANCE	—	(1)	—
Holmes Financing (No.2) plc	United Kingdom	—	(b)	—	FINANCE	—	—	—
Holmes Financing (No.3) plc	United Kingdom	—	(b)	—	FINANCE	—	—	—
Holmes Financing (No.4) plc	United Kingdom	—	(b)	—	FINANCE	—	—	—
Holmes Financing (No.5) plc	United Kingdom	—	(b)	—	FINANCE	—	—	—
Holmes Financing (No.6) plc	United Kingdom	—	(b)	—	FINANCE	1	—	—
Holmes Financing (No.7) plc	United Kingdom	—	(b)	—	FINANCE	—	—	—
Holmes Financing (No.8) plc	United Kingdom	—	(b)	—	FINANCE	—	(1)	—
Holmes Financing (No.9) plc	United Kingdom	—	(b)	—	FINANCE	—	—	—
Holmes Funding Limited	United Kingdom	—	(b)	—	FINANCE	(25)	88	—
Holmes Holdings Limited	United Kingdom	—	(b)	—	HOLDING COMPANY	—	—	—
Holmes Master Issuer plc	United Kingdom	—	(b)	—	FINANCE	—	—	—
Holmes Trustees Limited	United Kingdom	—	(b)	—	FINANCE	—	—	—
Holneth Merchant, B.V. (l)	Netherlands	—	100.00%	100.00%	HOLDING COMPANY	(9)	—	—
Holneth, B.V.	Netherlands	—	100.00%	100.00%	HOLDING COMPANY	203	93	9
Holsant, B.V. (l)	Netherlands	—	100.00%	100.00%	HOLDING COMPANY	11	6	—
HSH Delaware L.P. (m)	United States	—	69.75%	—	HOLDING COMPANY	—	—	—
Hualle, S.A.	Spain	—	88.42%	100.00%	SECURITIES INVESTMENT	6	15	4
Ibérica de Compras Corporativas, S.L.	Spain	75.66%	7.73%	84.04%	e-COMMERCE	2	1	2
IEM (Holland) Aircraft Lease B.V.	Netherlands	—	100.00%	100.00%	LEASING	—	—	—
IEM 757 Leasing I B.V.	Netherlands	—	100.00%	100.00%	LEASING	—	—	—
IEM Airfinance B.V.	Netherlands	—	100.00%	100.00%	LEASING	(2)	—	—
IEM Lease Aircraft B.V.	Netherlands	—	100.00%	100.00%	LEASING	—	—	—
Ingeniería de Software Bancario, S.L.	Spain	49.00%	45.10%	100.00%	IT SERVICES	91	(9)	72
Inmobiliaria Laukariz, S.A.	Spain	—	88.42%	100.00%	PROPERTY	6	—	1
Inmobiliaria Lerma y Amazonas, S.A. De C.V.	Mexico	—	74.89%	100.00%	PROPERTY MANAGEMENT	20	(1)	13
Inmuebles B de V 1985 C.A.	Venezuela	—	35.63%	100.00%	RENTAL OF PREMISES	—	—	—
Inscape Investments Limited	United Kingdom	—	100.00%	100.00%	FINANCE	34	9	34
Instituto Santander Serfin, A.C.	Mexico	—	74.91%	100.00%	NOT-FOR-PROFIT INSTITUTE	2	—	—
Insurance Funding Solutions Limited	United Kingdom	—	100.00%	100.00%	FINANCE	(46)	8	—
Integrated Securities Services, S.A.	Spain	—	60.00%	60.00%	HOLDING COMPANY	1	—	—
Integritas (Canada) Trustee Corporation Ltd.	Canada	100.00%	—	100.00%	ASSET MANAGEMENT COMPANY	—	—	—
Integritas New Zealand Ltd.	New Zealand	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	—	—	—
Integritas Trust, S.A.	Switzerland	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	1	—	—
Interbanco, S.A.	Portugal	—	50.00%	50.00%	BANKING	68	12	125
Internacional Compañía Seguros de Vida, S.A.	Argentina	—	59.20%	59.20%	INSURANCE	19	8	10
Inversiones Fadiver, S.A. (g)	Spain	—	83.46%	83.46%	HOLDING COMPANY	12	4	18
Inversiones Marítimas del Mediterráneo, S.A.	Spain	100.00%	—	100.00%	HOLDING COMPANY	3	1	—
Inversiones Tesoreras SICAV, S.A.	Spain	—	76.32%	76.32%	OPEN-END INVESTMENT COMPANY	11	—	8
Inversiones Turísticas, S.A.	Spain	—	88.42%	100.00%	HOSPITALITY	33	1	30
Isban DE GmbH	Germany	—	100.00%	100.00%	SERVICES	—	2	—
Isban U.K., Ltd.	United Kingdom	—	94.10%	100.00%	IT SERVICES	—	2	—
ISBANP-Engenheria e Software Bancário, S.A.	Portugal	—	96.97%	100.00%	IT SERVICES	1	—	—
Island Insurance Corporation	Puerto Rico	—	90.77%	100.00%	INSURANCE	4	—	4
IT Car — Aluguer e Comércio de Automóveis, S.A.	Portugal	—	50.00%	100.00%	AUTOMOTIVE	2	1	1
Itasant Sociedade Gestora de Participaçoes Sociais Sociedade Unipessoal, Lda.	Portugal	—	100.00%	100.00%	HOLDING COMPANY	316	(14)	92
James Hay Administration Company Limited	United Kingdom	—	99.99%	99.99%	FUND AND PORTFOLIO MANAGER	5	8	13
James Hay Holdings Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	(16)	6	—
James Hay Insurance Company Limited	Jersey	—	100.00%	100.00%	INSURANCE BROKER	8	10	18
James Hay Pension Trustees Limited	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	3	1	3
J.C. Flowers II-A L.P. (m)	Canada	—	68.58%	—	HOLDING COMPANY	—	—	—
Kitila Instalación Fotovoltáica, S.L.	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
Kojima Instalación Fotovoltáica, S.L.	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
Kowal Instalación Fotovoltáica, S.L.	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
La Unión Resinera Española, S.A. (consolidated)	Spain	74.87%	21.26%	96.22%	CHEMICALS	49	—	28
Laparanza, S.A. (c)	Spain	61.59%	—	61.59%	AGRICULTURE AND LIVESTOCK	27	—	16
Larix Chile Inversiones, Ltd.	Chile	—	88.42%	100.00%	PROPERTY	—	—	—
Larix Limited	Isle of Man	—	88.42%	100.00%	PROPERTY	2	—	1
Latinoenvíos, S.A.	Spain	100.00%	—	100.00%	TRANSFER OF FUNDS FOR IMMIGRANTS	—	—	1

						Millions of Euros (a)
		% of Ownership Held by the						Amount of
		Bank		% of Voting		Capital and	Profit (Loss)	Ownership
Company	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	for the Year	Interest
Layos Instalación Fotovoltáica, S.L.	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
Linvest, S.A.	Argentina	—	99.94%	100.00%	FINANCIAL SERVICES	—	—	—
Lion Consulting, S.A.	Argentina	—	99.90%	100.00%	ADVISORY SERVICES	—	—	—
Lovas Instalación Fotovoltáica, S.L.	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
Luresa Inmobiliaria, S.A.	Spain	—	96.13%	100.00%	PROPERTY	18	1	9
Luri 1, S.A.	Spain	—	5.58%	100.00%	PROPERTY	101	2	6
Luri 2, S.A.	Spain	—	4.81%	100.00%	PROPERTY	100	1	5
MAC No. 1 Limited (i)	United Kingdom	—	(b)	—	MORTGAGE LOAN COMPANY	—	—	—
Macame, S.A.	Spain	90.09%	9.91%	100.00%	HOLDING COMPANY	56	334	—
Madeisisa — SGPS Sociedade Unipessoal, Lda.	Portugal	—	99.71%	100.00%	HOLDING COMPANY	8	—	3
Marylebone Road CBO 2 Limited	Cayman Islands	—	(b)	—	FINANCE	—	—	—
Marylebone Road CBO 3 BV	Netherlands	—	(b)	—	FINANCE	—	—	—
Mata Alta, S.L.	Spain	—	61.59%	100.00%	PROPERTY	—	—	—
Mercado de Dinero, S.A.	Spain	—	88.42%	100.00%	SECURITIES INVESTMENT	—	—	—
Merciver, S.L.	Spain	—	88.42%	100.00%	SHIPPING COMPANY	—	—	—
Moneda y Crédito, S.L.	Spain	50.00%	—	100.00%	ADVERTISING	—	—	—
Mortimer Instalación Fotovoltáica, S.L.	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
Mosiler, S.A.	Uruguay	—	100.00%	100.00%	SERVICES	—	—	—
Multifinance Corporation Limited	Malta	—	49.50%	99.00%	HOLDING COMPANY	—	—	—
Multinegocios, S.A.	Chile	—	(b)	—	ADVISORY SERVICES	—	—	—
Multi-Rent, Aluguer e Comércio de Automóveis, S.A.	Portugal	—	60.00%	100.00%	VEHICLE HIRE	—	(2)	17
Multiservicios de Negocios Limitada	Chile	—	(b)	—	FINANCIAL SERVICES	—	—	—
N&P (B.E.S.) Loans Limited	United Kingdom	—	100.00%	100.00%	LEASING	162	11	144
Naviera Mirambel, S.L.	Spain	—	100.00%	100.00%	FINANCE	—	—	—
New Investment for Trains 1 PLC	United Kingdom	—	100.00%	100.00%	FINANCE	—	—	—
NIB Special Investors IV-A LP (c)	Canada	—	99.50%	—	HOLDING COMPANY	50	—	49
NIB Special Investors IV-B LP (c)	Canada	—	95.80%	—	HOLDING COMPANY	31	—	29
Ninfea Instalación Fotovoltáica, S.L.	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
Nisa Santander, S.A.	Spain	99.99%	0.01%	100.00%	INACTIVE	—	—	—
Norbest A.S.	Norway	100.00%	—	100.00%	SECURITIES INVESTMENT	240	3	240
Nova Bostwick (Portugal) Fabrica de Portas Metalicas, Ltd. (c)	Portugal	—	99.71%	100.00%	DOOR MANUFACTURE	—	—	—
NW Services CO	United States	—	83.39%	100.00%	e-COMMERCE	—	—	—
Oil-Dor, S.A.	Spain	—	88.31%	99.99%	FINANCE	143	3	108
Open Bank Santander Consumer, S.A.	Spain	—	100.00%	100.00%	BANKING	33	8	47
Operadora de Derivados Serfin, S.A. De C.V.	Mexico	—	74.90%	100.00%	FINANCE	—	—	—
Optimal Alternative Investments, S.G.I.I.C., S.A.	Spain	—	100.00%	100.00%	FUND MANAGEMENT COMPANY	2	—	2
Optimal Investment Services, S.A.	Switzerland	—	100.00%	100.00%	FUND MANAGEMENT COMPANY	19	12	5
Orígenes AFJP, S.A.	Argentina	—	59.20%	59.20%	PENSION FUND MANAGER	46	6	177
Orígenes Seguros de Retiro, S.A.	Argentina	—	59.20%	59.20%	INSURANCE	34	7	34
Pan American Bank, Ltd.	Bahamas	—	100.00%	100.00%	BANKING	2	—	23
Pandora Instalación Fotovoltáica, S.L.	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
Parasant, S.A.	Switzerland	100.00%	—	100.00%	HOLDING COMPANY	1,150	—	1,121
Patagon Euro, S.L.	Spain	100.00%	—	100.00%	HOLDING COMPANY	685	(13)	587
PECOH Limited	United Kingdom	—	(b)	—	FINANCE	—	—	—
Peninsular, S.A.R.L.	France	100.00%	—	100.00%	HOLDING COMPANY	1	—	9
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	HOLDING COMPANY	29	3	4
Pingham International, S.A.	Uruguay	—	100.00%	100.00%	SERVICES	—	—	—
Plus Lease GmbH	Germany	—	100.00%	100.00%	FINANCE	—	—	—
Polskie Towarzystwo Finansowe S.A.	Poland	—	100.00%	100.00%	SERVICES	3	1	35
Polyfinances Holding Limited	Malta	—	50.00%	100.00%	HOLDING COMPANY	—	—	—
Polyfinances, S.A.	Luxembourg	—	50.00%	100.00%	HOLDING COMPANY	1	—	1
Portada, S.A.	Chile	—	96.16%	96.17%	FINANCE	6	—	5
Portal Universia Argentina, S.A.	Argentina	—	94.59%	94.59%	INTERNET	1	—	—
Portal Universia Portugal, Prestaçao de Serviços de Informática, S.A.	Portugal	—	100.00%	100.00%	INTERNET	1	(1)	—
Portal Universia, S.A.	Spain	—	67.77%	67.77%	INTERNET	6	(1)	4
Porterbrook Leasing Company Limited	United Kingdom	—	100.00%	100.00%	LEASING	621	118	458
Porterbrook Leasing Company MEBO Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	164	1	741
Porterbrook Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	411	(14)	445
Porterbrook Maintenance Limited	United Kingdom	—	100.00%	100.00%	MAINTENANCE SERVICES	162	5	—
Préstamos de Consumo, S.A.	Argentina	—	99.97%	100.00%	FINANCE	—	—	8
Procura Digital Chile, S.A.	Chile	—	83.39%	100.00%	e-COMMERCE	—	—	—
Procura Digital de Venezuela, S.A.	Venezuela	—	83.39%	100.00%	e-COMMERCE	1	—	2
Procura Digital Ltda.	Brazil	—	83.39%	100.00%	e-COMMERCE	(2)	3	—
Procura Digital SRL de C.V.	Mexico	—	83.39%	100.00%	e-COMMERCE	1	1	1
Produban Servicios Informáticos Generales, S.L.	Spain	98.00%	2.00%	100.00%	HOLDING COMPANY	1	(12)	1
Programa Hogar Montigalá, S.A.	Spain	—	88.32%	100.00%	PROPERTY	7	—	7
Promoción de Servicios Integrales, S.A. de C.V.	Mexico	—	100.00%	100.00%	SERVICES	—	—	—
Promociones y Servicios Santiago, S.A. de C.V.	Mexico	—	100.00%	100.00%	SERVICES	—	—	—
Promotora AFR de Venezuela, S.A.	Venezuela	—	98.40%	99.98%	ADVISORY SERVICES	—	—	4
Promotora Herlosacantos, S.A. (c)	Spain	—	50.00%	50.00%	PROPERTY	—	—	—
Proyecto Europa, S.A.	Spain	—	88.42%	100.00%	ADVISORY SERVICES	—	—	—
Río Compañía de Seguros, S.A.	Argentina	—	99.91%	100.00%	INSURANCE	8	3	5
Río Trust, S.A.	Argentina	—	99.97%	100.00%	FINANCIAL SERVICES	—	—	—
Riobank International (Uruguay) SAIFE	Uruguay	—	100.00%	100.00%	BANKING	20	—	17
Rue Villot 26, S.L.	Spain	—	99.99%	99.99%	PROPERTY	22	—	26
S C Servicios y Cobranzas S.A.	Colombia	—	97.76%	100.00%	COLLECTION AND PAYMENT SERVICES	—	—	1
SAG International Finance Company Limited	Ireland	—	60.00%	100.00%	FINANCE	2	2	1
Sánchez Ramade Santander Financiera, S.L.	Spain	—	50.00%	50.00%	FINANCIAL SERVICES	—	—	—
Sandywick Limited	Jersey	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	2	—	—

						Millions of Euros (a)
		% of Ownership Held by the						Amount of
		Bank		% of Voting		Capital and	Profit (Loss)	Ownership
Company	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	for the Year	Interest
Saninv Gestao e Investimentos, S.A.	Portugal	—	100.00%	100.00%	FINANCE	161	(47)	119
Santana Credit E.F.C., S.A.	Spain	—	100.00%	100.00%	FINANCE	7	1	5
Santander AM Holding, S.L.	Spain	100.00%	—	100.00%	HOLDING COMPANY	97	25	6
Santander Asset Management Chile S.A.	Chile	0.01%	99.82%	100.00%	HOLDING COMPANY	—	—	9
Santander Asset Management Ireland, Ltd.	Ireland	—	100.00%	100.00%	FUND MANAGEMENT COMPANY	17	—	—
Santander Asset Management Luxembourg, S.A.	Luxembourg	—	97.68%	100.00%	FUND MANAGEMENT COMPANY	1	—	—
Santander Asset Management Corporation	Puerto Rico	—	90.77%	100.00%	SECURITIES COMPANY	(3)	5	2
Santander Asset Management UK Holdings Limited (d)	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	200	—	200
Santander BanCorp	Puerto Rico	—	90.77%	91.50%	HOLDING COMPANY	505	33	206
Santander Banespa, Cia. de Arrendamiento Mercantil	Brazil	—	98.06%	100.00%	LEASING	—	—	—
Santander Banespa Administradora de Consorcios, Ltda.	Brazil	—	97.97%	100.00%	FINANCE	1	—	1
Santander Banespa Asset Management DTVM, Ltda.	Brazil	—	97.97%	100.00%	SECURITIES INVESTMENT	25	4	20
Santander Banespa Seguros, S.A.	Brazil	—	99.38%	100.00%	INSURANCE	12	6	13
Santander Bank and Trust, Ltd.	Bahamas	—	100.00%	100.00%	BANKING	1,470	204	1,205
Santander Benelux, S.A., N.V.	Belgium	100.00%	—	100.00%	BANKING	937	20	925
Santander Brasil Arrendamento Mercantil, S.A.	Brazil	—	97.97%	100.00%	LEASING	172	5	115
Santander Brasil Investimentos e Serviços, S.A.	Brazil	—	100.00%	100.00%	SERVICES	13	1	22
Santander Brasil Participaçoes e Emprendimentos, S.A.	Brazil	—	97.97%	100.00%	SERVICES	43	7	90
Santander Brasil S.A., Corretora de Cambio e Valores Mobiliarios	Brazil	—	97.97%	100.00%	SECURITIES COMPANY	35	5	18
Santander Capital Desarrollo, SGECR, S.A.	Spain	100.00%	—	100.00%	VENTURE CAPITAL COMPANY	1	—	—
Santander Capitalizaçao, S.A.	Brazil	—	99.38%	100.00%	FUND MANAGEMENT COMPANY	4	17	5
Santander Carteras, S.G.C., S.A.	Spain	—	100.00%	100.00%	FUND MANAGEMENT COMPANY	16	2	8
Santander Central Hispano Finance (Delaware), Inc.	United States	100.00%	—	100.00%	FINANCE	1	—	—
Santander Central Hispano Finance, B.V.	Netherlands	100.00%	—	100.00%	FINANCE	1	—	—
Santander Central Hispano Financial Services, Ltd.	Cayman Islands	100.00%	—	100.00%	FINANCE	1	—	—
Santander Central Hispano International Ltd.	Cayman Islands	100.00%	—	100.00%	FINANCE	3	—	—
Santander Central Hispano Issuances, Ltd.	Cayman Islands	100.00%	—	100.00%	FINANCE	3	(1)	—
Santander Chile Holding, S.A.	Chile	22.11%	77.39%	99.51%	HOLDING COMPANY	476	154	290
Santander Commercial Paper, S.A.	Spain	100.00%	—	100.00%	HOLDING COMPANY	—	—	—
Santander Companhia Securitizadora de Créditos Financeiros	Brazil	—	97.97%	100.00%	COLLECTION MANAGEMENT	38	6	73
Santander Consumer (UK) plc	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	67	(7)	71
Santander Consumer autoboerse de AG	Germany	—	100.00%	100.00%	INTERNET	1	1	1
Santander Consumer Bank A.S.	Norway	—	100.00%	100.00%	FINANCE	249	34	340
Santander Consumer Bank AG	Germany	—	100.00%	100.00%	BANKING	872	368	884
Santander Consumer Bank S.p.A.	Italy	—	100.00%	100.00%	FINANCE	181	21	240
Santander Consumer Debit GmbH	Germany	—	100.00%	100.00%	SERVICES	—	12	—
Santander Consumer Finance a.s.	Czech Republic	—	100.00%	100.00%	LEASING	32	4	33
Santander Consumer Finance B.V.	Netherlands	—	100.00%	100.00%	FINANCE	31	3	32
Santander Consumer Finance Correduría de Seguros, S.A.	Spain	—	100.00%	100.00%	INSURANCE BROKER	1	2	—
Santander Consumer Finance Media S.r.l.	Italy	—	65.00%	65.00%	FINANCE	7	—	5
Santander Consumer Finance Oy	Finland	—	100.00%	100.00%	FINANCE	3	—	3
Santander Consumer Finance Zrt.	Hungary	—	100.00%	100.00%	FINANCE	9	1	4
Santander Consumer Finance, Germany GmbH	Germany	—	100.00%	100.00%	HOLDING COMPANY	2,726	(1)	2,726
Santander Consumer Finance, S.A.	Spain	63.19%	36.81%	100.00%	BANKING	3,552	762	2,338
Santander Consumer Holding GmbH	Germany	—	100.00%	100.00%	HOLDING COMPANY	1,313	183	1,827
Santander Consumer Iber-Rent, S.L.	Spain	—	60.00%	60.00%	AUTOMOTIVE	54	2	18
Santander Consumer Leasing Austria GmbH	Austria	—	100.00%	100.00%	LEASING	—	—	—
Santander Consumer Leasing GmbH	Germany	—	100.00%	100.00%	LEASING	6	10	6
Santander Consumer Spólka Akcyjna	Poland	—	100.00%	100.00%	BANKING	137	18	121
Santander Consumer, EFC, S.A.	Spain	—	100.00%	100.00%	FINANCE	229	84	168
Santander de Desarrollos Inmobiliarios, S.A.	Spain	98.39%	1.61%	100.00%	PROPERTY	—	—	—
Santander de Leasing, S.A., E.F.C.	Spain	70.00%	30.00%	100.00%	LEASING	38	3	35
Santander de Renting, S.A.	Spain	100.00%	—	100.00%	RENTAL LEASE	21	3	18
Santander de Titulización S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	SECURITIZATION	1	4	1
Santander Distribuidora de Títulos e Valores Mobiliarios, Ltda.	Brazil	—	97.97%	100.00%	SECURITIES COMPANY	4	—	5
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	—	100.00%	FACTORING	92	20	76
Santander Factoring, S.A.	Chile	—	99.50%	100.00%	FACTORING	21	—	6
Santander Financial Products, Ltd.	Ireland	—	100.00%	100.00%	FINANCE	172	6	162
Santander Financial Services, Inc.	Puerto Rico	—	90.77%	100.00%	LEASING	104	(1)	94
Santander Gestâo de Activos — Sociedade Gestora de Fundos de Investimento Mobiliário, S.A.	Portugal	—	99.85%	100.00%	FUND MANAGEMENT COMPANY	18	8	7
Santander Gestâo de Activos, SGPS, S.A.	Portugal	—	99.85%	100.00%	HOLDING COMPANY	16	16	7
Santander Gestión de Activos, S.A., S.G.I.I.C.	Spain	28.30%	69.38%	100.00%	FUND MANAGEMENT COMPANY	81	72	33
Santander Gestión de Recaudación y Cobranzas, Ltda.	Chile	—	98.96%	99.45%	FINANCE	2	1	2
Santander Global Services, S.A.	Uruguay	—	100.00%	100.00%	SERVICES	1	—	—
Santander Global Sport, S.A.	Spain	100.00%	—	100.00%	PROPERTY	3	—	3
Santander Hipotecario 1 Fondo de Titulización de Activos	Spain	—	(b)	—	SECURITIZATION	—	—	—
Santander Holanda B.V.	Netherlands	100.00%	—	100.00%	HOLDING COMPANY	10	2	—
Santander Holding Gestión, S.L.	Spain	—	100.00%	100.00%	HOLDING COMPANY	(79)	—	—
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	HOLDING COMPANY	28	—	—
Santander Insurance Agency, Inc.	Puerto Rico	—	90.77%	100.00%	INSURANCE BROKER	2	5	3
Santander Insurance Holding, S.L.	Spain	99.99%	0.01%	100.00%	HOLDING COMPANY	198	(6)	192
Santander Insurance Services UK Limited (d)	United Kingdom	—	(b)	—	ASSET MANAGEMENT COMPANY	—	—	—
Santander International Bank	Puerto Rico	—	90.77%	100.00%	BANKING	26	—	1
Santander International Debt, S.A.	Spain	100.00%	—	100.00%	HOLDING COMPANY	—	—	—
Santander Inversiones Limitada	Chile	—	99.99%	99.99%	HOLDING COMPANY	604	38	575
Santander Investment Bank, Ltd.	Bahamas	—	100.00%	100.00%	BANKING	90	9	191
Santander Investment Bolsa, S.V., S.A.	Spain	—	100.00%	100.00%	SECURITIES COMPANY	148	63	104
Santander Investment Chile, Limitada	Chile	—	99.99%	99.99%	FINANCE	125	37	130

						Millions of Euros (a)
		% of Ownership Held by the						Amount of
		Bank		% of Voting		Capital and	Profit (Loss)	Ownership
Company	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	for the Year	Interest
Santander Investment Colombia S.A.	Colombia	—	99.86%	99.86%	HOLDING COMPANY	3	—	44
Santander Investment Gerente FCI, S.A.	Argentina	—	99.34%	100.00%	FUND MANAGEMENT COMPANY	4	2	—
Santander Investment I, S.A.	Spain	100.00%	—	100.00%	HOLDING COMPANY	(1,603)	(1)	—
Santander Investment Inmobiliaria Colombia, Ltda.	Colombia	—	99.86%	100.00%	PROPERTY MANAGEMENT	2	—	—
Santander Investment Limited	Bahamas	—	100.00%	100.00%	SECURITIES COMPANY	(11)	(20)	—
Santander Investment Securities Inc.	United States	—	100.00%	100.00%	SECURITIES COMPANY	48	15	295
Santander Investment Trust Colombia S.A., Sociedad Fiduciaria	Colombia	—	99.99%	100.00%	FUND MANAGEMENT COMPANY	7	1	6
Santander Investment Valores Colombia S.A., Comisionista de Bolsa Comercial	Colombia	—	97.76%	100.00%	SECURITIES COMPANY	2	—	1
Santander Investment, S.A.	Spain	100.00%	—	100.00%	BANKING	201	156	14
Santander Investment, S.A., Corredores de Bolsa	Chile	—	99.99%	100.00%	SECURITIES COMPANY	16	3	13
Santander IP UK Limited	United Kingdom	—	100.00%	100.00%	SECURITIES COMPANY	—	—	—
Santander Issuances, S.A.	Spain	100.00%	—	100.00%	HOLDING COMPANY	—	—	—
Santander Merchant Bank, Ltd.	Bahamas	—	100.00%	100.00%	BANKING	4	1	56
Santander Merchant, S.A.	Argentina	—	99.97%	99.97%	HOLDING COMPANY	1	1	19
Santander Mortgage Corp.	Puerto Rico	—	90.77%	100.00%	FINANCE	22	—	17
Santander Multimedios, S.A.	Chile	—	99.99%	100.00%	INTERNET	1	—	1
Santander Overseas Bank, Inc.	Puerto Rico	—	100.00%	100.00%	BANKING	364	21	210
Santander Pensiones, S.A., E.G.F.P.	Spain	21.20%	76.49%	100.00%	PENSION FUND MANAGER	66	11	50
Santander Pensôes — Sociedade Gestora de Fundos de Pensôes, S.A.	Portugal	—	99.85%	100.00%	PENSION FUND MANAGER	3	1	1
Santander Perpetual S.A. Unipersonal	Spain	100.00%	—	100.00%	HOLDING COMPANY	—	—	—
Santander PR Capital Trust I	United States	—	90.77%	100.00%	FINANCE	(3)	6	3
Santander Private Advisors, Ltd.	United States	100.00%	—	100.00%	HOLDING COMPANY	—	—	—
Santander Private Equity, S.A., S.G.E.C.R.	Spain	90.00%	9.97%	100.00%	VENTURE CAPITAL COMPANY	4	—	4
Santander Professional Services, S.A.	Spain	—	100.00%	100.00%	SPORTS OPERATIONS	—	—	—
Santander Real Estate, S.G.I.I.C., S.A.	Spain	—	99.07%	100.00%	FUND MANAGEMENT COMPANY	32	24	6
Santander S.A. Agente de Valores	Chile	—	76.95%	100.00%	SECURITIES COMPANY	179	21	21
Santander Santiago Corredora de Seguros, Ltda.	Chile	—	76.73%	100.00%	INSURANCE BROKER	26	10	1
Santander Santiago, S.A., Administradora General de Fondos	Chile	—	76.74%	100.00%	FUND MANAGEMENT COMPANY	72	19	8
Santander Santiago, S.A., Sociedad Securitizadora	Chile	—	76.81%	100.00%	SECURITIZATION	1	—	—
Santander Securities Corporation	Puerto Rico	—	90.77%	100.00%	SECURITIES COMPANY	24	6	17
Santander Seguros de Vida, S.A.	Chile	—	100.00%	100.00%	INSURANCE	59	24	10
Santander Seguros Generales S.A.	Chile	99.50%	0.50%	100.00%	INSURANCE	11	—	12
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	60.99%	34.49%	100.00%	INSURANCE	225	62	182
Santander Seguros, S.A.	Brazil	—	99.38%	99.38%	INSURANCE	83	37	100
Santander Seguros, S.A.	Uruguay	—	100.00%	100.00%	INSURANCE	2	—	1
Santander Servicios de Recaudación y Pagos Limitada	Chile	—	76.73%	100.00%	SERVICES	1	—	1
Santander Sociedad de Bolsa, S.A.	Argentina	—	99.34%	100.00%	SECURITIES COMPANY	5	2	3
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	—	99.85%	100.00%	INSURANCE	72	11	22
Santander Totta, SGPS, S.A.	Portugal	—	99.85%	99.85%	HOLDING COMPANY	2,646	214	3,321
Santander Trade Services, Ltd.	Hong Kong	—	100.00%	100.00%	ADVISORY SERVICES	6	3	33
Santander US Debt, S.A.U.	Spain	100.00%	—	100.00%	FINANCE	—	—	—
Santander Venezuela Sociedad Administradora de Entidades de Inversión Colectiva, C.A.	Venezuela	—	90.00%	100.00%	FUND MANAGEMENT COMPANY	—	—	—
Santiago Corredores de Bolsa, Ltda.	Chile	—	76.73%	100.00%	SECURITIES COMPANY	25	1	16
Santiago Leasing, S.A.	Chile	—	76.84%	100.00%	LEASING	39	2	50
Santusa Holding, S.L.	Spain	69.64%	30.36%	100.00%	HOLDING COMPANY	10,426	760	9,158
Sarum Trustees Limited	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	—	—	—
Scottish Mutual Pensions Limited	United Kingdom	—	100.00%	100.00%	INSURANCE	34	1	107
Seguros Santander, S.A., Grupo Financiero Santander	Mexico	—	74.92%	100.00%	INSURANCE	27	10	28
Sercoban, Administración de Empresas, S.L.	Spain	—	100.00%	100.00%	FINANCIAL SERVICES	—	—	—
Sercopyme, S.A.	Spain	100.00%	—	100.00%	SERVICES	20	(2)	18
Serfin International Bank and Trust, Ltd.	Cayman Islands	—	99.71%	100.00%	BANKING	28	1	24
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	99.99%	0.01%	100.00%	SECURITY	2	—	1
Servicios Administrativos y Financieros, Ltda.	Chile	—	(b)	—	ADVISORY SERVICES	—	—	—
Servicios Corporativos Seguros Serfin, S.A. De C.V.	Mexico	—	73.42%	98.00%	SERVICES	—	—	—
Servicios de Cobranza, Recuperación y Seguimiento, S.A. De C.V.	Mexico	—	100.00%	100.00%	SERVICES	1	—	2
Servicios de Cobranzas Fiscalex Ltda.	Chile	—	(b)	—	SERVICES	—	—	—
Servicios Universia Venezuela S.U.V., S.A.	Venezuela	—	61.45%	61.45%	INTERNET	1	—	—
Sheppards Moneybrokers Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	23	—	19
Sinvest Inversiones y Asesorías Limitada	Chile	—	99.99%	100.00%	FINANCE	49	5	2
Sistema 4B, S.A.	Spain	51.65%	12.91%	66.25%	CARDS	13	9	10
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	—	100.00%	100.00%	APPRAISALS	1	3	1
Societe de Gestion de Leopard Fund, S.A.	Luxembourg	—	100.00%	100.00%	FUND MANAGEMENT COMPANY	—	—	—
Sodepro, S.A.	Spain	—	88.42%	100.00%	FINANCE	15	—	12
Solarlaser Limited	United Kingdom	—	100.00%	100.00%	PROPERTY	72	2	59
Suleyado 2003, S.L.	Spain	—	100.00%	100.00%	HOLDING COMPANY	7	—	7
Suzuki Servicios Financieros, S.L.	Spain	—	51.00%	51.00%	FINANCE	—	—	—
Swesant Merchant S.A.	Switzerland	—	100.00%	100.00%	HOLDING COMPANY	1	—	383
Swesant, S.A.	Switzerland	—	100.00%	100.00%	HOLDING COMPANY	163	60	—
Symbios Capital, B.V. (l)	Netherlands	—	100.00%	100.00%	VENTURE CAPITAL COMPANY	22	—	23
Talorcan plc	United Kingdom	—	100.00%	100.00%	FINANCE	3	—	2
Taxagest Sociedade Gestora de Participaçoes Sociais, S.A.	Portugal	—	99.85%	100.00%	HOLDING COMPANY	47	4	—
Taylor Instalación Fotovoltáica, S.L.	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
Teatinos Siglo XXI, S.A.	Chile	50.00%	50.00%	100.00%	HOLDING COMPANY	291	150	404
Teylada, S.A.	Spain	11.11%	88.89%	100.00%	SECURITIES INVESTMENT	—	—	—
The HSH AIV 4 Trust (m)	United States	—	69.75%	—	HOLDING COMPANY	—	—	—
The Inscape Investment Fund (Jersey) Limited	Jersey	—	100.00%	100.00%	FINANCE	—	—	—
The National & Provincial Building Society Pension Fund Trustees Limited	United Kingdom	—	(b)	—	ASSET MANAGEMENT COMPANY	—	—	—

						Millions of Euros (a)
		% of Ownership Held by the						Amount of
		Bank		% of Voting		Capital and	Profit (Loss)	Ownership
Company	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	for the Year	Interest
The WF Company Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	1	—	—
Títulos de Renta Fija, S.A.	Spain	100.00%	—	100.00%	SECURITIES INVESTMENT	—	—	—
Tornquist Asesores de Seguros , S.A.	Argentina	—	99.93%	99.99%	ADVISORY SERVICES	—	—	—
Totta & Açores Finance Ireland, Limited	Ireland	—	99.71%	100.00%	FINANCE	1	1	1
Totta & Açores Inc. Newark	United States	—	99.71%	100.00%	BANKING	1	—	1
Totta (Ireland), PLC	Ireland	—	99.71%	100.00%	FINANCE	354	82	341
Totta Crédito Especializado, Instituiçao Financeira de Crédito, S.A. (IFIC)	Portugal	—	99.83%	100.00%	LEASING	116	17	42
Totta Urbe — Empresa de Administraçâo e Construçôes, S.A.	Portugal	—	99.71%	100.00%	PROPERTY	105	—	148
UNIFIN S.p.A.	Italy	—	70.00%	70.00%	FINANCE	13	5	44
Universia Brasil, S.A.	Brazil	—	100.00%	100.00%	INTERNET	3	(2)	1
Universia Chile, S.A.	Chile	—	92.82%	92.82%	INTERNET	2	(1)	1
Universia Colombia, S.A.	Colombia	—	99.88%	99.89%	INTERNET	1	(1)	—
Universia Holding, S.L.	Spain	99.87%	0.13%	100.00%	HOLDING COMPANY	25	(13)	13
Universia México, S.A. De C.V.	Mexico	—	100.00%	100.00%	INTERNET	1	(1)	—
Universia Perú, S.A.	Peru	—	100.00%	100.00%	INTERNET	1	(1)	1
Universia Puerto Rico, Inc.	Puerto Rico	—	100.00%	100.00%	INTERNET	1	(1)	—
Valores Santander Casa de Bolsa, C.A.	Venezuela	—	90.00%	90.00%	SECURITIES COMPANY	9	2	8
Vargas Instalación Fotovoltáica, S.L.	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
Vendcare Finance Limited	United Kingdom	—	100.00%	100.00%	LEASING	—	—	—
Vesubio Instalación Fotovoltáica, S.L.	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
Virtual Payments, S.L.	Spain	—	88.42%	100.00%	TECHNOLOGY	—	—	1
Vista Capital de Expansión, S.A. SGECR	Spain	—	50.00%	50.00%	VENTURE CAPITAL COMPANY	—	1	—
Vista Desarrollo, S.A. SCR	Spain	100.00%	—	100.00%	VENTURE CAPITAL COMPANY	182	64	133
W.N.P.H. Gestao e Investimentos Sociedade Unipessoal, S.A.	Portugal	—	100.00%	100.00%	SECURITIES INVESTMENT	32	1	—
Wallcesa, S.A.	Spain	100.00%	—	100.00%	SECURITIES INVESTMENT	11	15	11
Wex Point España, S.L.	Spain	—	88.42%	100.00%	SERVICES	8	—	2
Whitefoord & Foden Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	—	—	—
Whitewick Limited	Jersey	—	100.00%	100.00%	HOLDING COMPANY	—	—	—
WIM Servicios Corporativos, S.A. de C.V.	Mexico	—	100.00%	100.00%	TEMPORARY EMPLOYMENT AGENCY	—	—	—
Wirtanen Instalación Fotovoltáica, S.L.	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
(a) Amount per books of each company at December 31, 2006. The amount of the ownership interest (net of allowance) is the figure per the books of each holding company on the basis of the Group’s percentage of ownership, disregarding amortization of goodwill on consolidation. The data on foreign companies were translated to euros at the year-end exchange rates.
(b) Company over which effective control is exercised.
(c) Data from the latest approved financial statements at December 31, 2005.
(d) Data from the latest approved financial statements at March 31, 2006.
(e) Data from the latest approved financial statements at June 30, 2006.
(f) Data from the latest approved financial statements at September 30, 2006.
(g) Data from the latest approved financial statements at April 30, 2006.
(h) Data from the latest approved financial statements at March 10, 2006.
(i) Data from the latest approved financial statements at August 31, 2006.
(j) Data uniform with 2006 calendar year.
(k) Pursuant to Article 3 of Royal Decree 1815/1991, of December 20, approving the rules for the preparation of consolidated financial statements, in order to determine voting rights, the voting rights relating to subsidiaries or to other parties acting in their own name but on behalf of Group companies were added to the voting rights directly held by the Parent. Accordingly, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.
(l) Company in liquidation at December 31, 2006.
(m) Company newly incorporated in 2006 for which no approved financial statements were furnished.
(1) The preference share and security issuer companies are detailed in Exhibit III, together with other relevant information.

Exhibit II
Listed companies in which the Santander Group has ownership interests of more than 3% (g), Associates of the Santander Group and joint ventures

		% of Ownership Held		% of		Millions of Euros (a)
		by the Bank		Voting			Capital and	Profit (Loss)
Company	Location	Direct	Indirect	Rights (f)	Line of Business	Assets	Reserves	for the Year
ABS Line Multimedia, S.L.	Spain	—	47.50%	47.50%	INTERNET	—	—	—
AC Camerfirma, S.A.	Spain	—	19.06%	21.56%	TECHNOLOGY	1	1	—
Accordfin España, E.F.C., S.A.	Spain	—	49.00%	49.00%	FINANCE	329	16	5
Administrador Financiero de Transantiago	Chile	—	15.35%	20.00%	PAYMENT SYSTEMS	94	9	(1)
Advent España, S.A.	Spain	—	22.08%	25.00%	FINANCE	—	—	—
Affirmative Insurance Holdings Inc. (b)	United States	—	5.46%	—	INSURANCE	461	154	16
AGM Contacta, S.L.	Spain	—	44.25%	44.25%	TELECOMMUNICATIONS	13	17	2
Aguas de Fuensanta, S.A.	Spain	—	37.19%	47.34%	FOOD	31	9	—
Alcaidesa Golf, S.L.	Spain	—	44.17%	44.17%	SPORTS OPERATIONS	7	7	(1)
Alcaidesa Inmobiliaria, S.A.	Spain	—	44.17%	44.17%	PROPERTY	109	67	2
Alcaidesa Servicios, S.A.	Spain	—	44.17%	44.17%	SERVICES	1	1	—
Allfunds Bank, S.A.	Spain	—	50.00%	50.00%	BANKING	91	39	16
Anekis, S.A.	Spain	24.75%	24.75%	49.51%	ADVERTISING	2	2	—
Arena Communications Network, S.L. (b)	Spain	20.00%	—	20.00%	ADVERTISING	18	—	—
Asajanet Servicios Agropecuarios, S.L.	Spain	30.00%	—	30.00%	INTERNET	1	1	—
Attijari Factoring Maroc, S.A. (b)	Morocco	—	25.00%	25.00%	FACTORING	26	3	—
Attijari International Bank Société Anonymé (b)	Morocco	50.00%	—	50.00%	BANKING	54	4	—
Attijariwafa Bank Société Anonyme (b)	Morocco	—	14.55%	14.55%	BANKING	10,845	1,022	112
Banco BPI, S.A. (consolidated) (b)	Portugal	—	5.85%	5.87%	BANKING	30,159	1,237	251
Banco Internacional da Guiné-Bissau, S.A. (d)	Guinea-Bissau	—	48.86%	49.00%	BANKING	12	(30)	(1)
Base Central — Rede Serviços Imobiliarios, S.A.	Portugal	—	49.80%	49.80%	PROPERTY	1	2	(1)
Benim — Sociedade Imobiliária, S.A. (b)	Portugal	—	24.93%	25.00%	PROPERTY	12	8	—
Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. (consolidated) (b)	Spain	1.30%	5.57%	7.29%	FINANCIAL SERVICES	3,215	360	94
Cantabria Capital, SGECR, S.A.	Spain	50.00%	—	50.00%	VENTURE CAPITAL MANAGEMENT	—	—	—
Carnes Estelles, S.A.	Spain	—	18.93%	21.41%	FOOD	28	8	—
Cartera del Norte, S.A.	Spain	—	31.91%	36.09%	FINANCE	1	1	—
Centradia Group, Ltd. (b)	United Kingdom	30.45%	—	30.45%	ADVISORY SERVICES	—	1	—
Centro de Compensación Automatizado, S.A.	Chile	—	25.32%	33.00%	PAYMENT SYSTEMS	1	1	—
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A.	Spain	—	43.33%	49.00%	TECHNOLOGY	1	1	—
Companhia Energética de São Paulo	Brazil	—	9.04%	9.22%	ENERGY	6,926	2,582	(70)
Compañía Concesionaria del Túnel de Soller, S.A.	Spain	—	28.91%	32.70%	CONSTRUCTION	66	17	—
Compañía Española de Petróleos, S.A. (consolidated) (b)	Spain	27.92%	2.07%	29.99%	OIL REFINING	8,475	3,692	829
Comprarcasa Servicios Inmobiliarios, S.A.	Spain	—	47.50%	47.50%	PROPERTY	1	2	—
Consorcio Credicard, C.A.	Venezuela	—	32.80%	33.33%	CARDS	45	10	7
Consorcio Mexicano de Aseguradores de Crédito, S.A.	Spain	40.25%	—	40.25%	CREDIT INSURANCE	4	4	—
Consultores de Recursos de Marketing, S.L.	Spain	0.01%	22.57%	22.58%	MARKET RESEARCH	8	3	—
Corporación Suiche 7B, C.A.	Venezuela	—	31.75%	32.26%	CARDS	5	3	1
Cuzco Motor, S.A.	Spain	—	24.50%	24.50%	AUTOMOTIVE	6	5	1
Dispega, S.L.	Spain	—	33.17%	33.17%	AUTOMOTIVE	—	—	—
Ensafeca Holding Empresarial, S.L.	Spain	—	31.82%	31.82%	HOLDING COMPANY	23	23	—
Espais Promocat, S.L.	Spain	—	44.17%	50.00%	PROPERTY	28	2	—
Estrella Servi-Rent, S.A.	Spain	—	49.00%	49.00%	AUTOMOTIVE	—	—	—
FC2Egestión, S.L.	Spain	—	50.00%	50.00%	ENVIRONMENTAL MANAGEMENT	—	—	—
Fer Automoción, S.L.	Spain	—	33.17%	33.17%	AUTOMOTIVE	1	1	—
Fertota, S.A.	Spain	—	33.17%	33.17%	AUTOMOTIVE	1	1	—
Ferwagen, S.L.	Spain	—	33.17%	33.17%	AUTOMOTIVE	2	2	—
Fidelización de Consumidores, S.A.	Spain	—	39.60%	39.60%	HOLDING COMPANY	—	—	—
Fondo de Titulización de Activos UCI 11	Spain	—	(h)	—	SECURITIZATION	—	—	—
Fondo de Titulización de Activos UCI 14	Spain	—	(h)	—	SECURITIZATION	—	—	—
Fondo de Titulización de Activos UCI 15	Spain	—	(h)	—	SECURITIZATION	—	—	—
Fondo de Titulización Hipotecaria UCI 10	Spain	—	(h)	—	SECURITIZATION	—	—	—
Fondo de Titulización Hipotecaria UCI 12	Spain	—	(h)	—	SECURITIZATION	—	—	—
Fondo de Titulización Hipotecaria UCI 16	Spain	—	(h)	—	SECURITIZATION	—	—	—
Forision Zweite Vermögensverwaltung S.à.r.l (i)	Luxembourg	—	24.12%	—	HOLDING COMPANY	—	—	—
Grupo Alimentario de Exclusivas, S.A.	Spain	—	35.78%	40.46%	FOOD	4	—	—
Grupo Fernández Alvariño, S.L.	Spain	—	33.17%	33.17%	AUTOMOTIVE	6	6	—
Grupo Ferrovial, S.A. (b)	Spain	2.09%	1.02%	3.25%	CONSTRUCTION	21,412	2,637	388
Grupo Financiero Galicia, S.A. (consolidated) (b)	Argentina	—	6.67%	6.67%	BANKING	7,139	423	30
Grupo Konecta Maroc S.A.R.L. à associé unique	Morocco	—	44.25%	44.25%	TELEMARKETING	—	—	—
Grupo Conecta Net, S.L.	Spain	—	44.25%	44.25%	HOLDING COMPANY	13	3	-1
Habitat Elpi, S.L.	Spain	—	44.17%	50.00%	PROPERTY	4	4	—
Hipoteca Internet, S.L.	Spain	—	50.00%	50.00%	SERVICES	—	—	—
HLC — Centrais de Cogeraçao, S.A. (c)	Portugal	—	24.45%	24.49%	ELECTRICITY	2	-2	-2
Hyunfer Automoción, S.L.	Spain	—	33.17%	33.17%	AUTOMOTIVE	—	—	—
Iberian Peninsula Proyect, S.L.	Spain	—	24.50%	24.50%	AUTOMOTIVE	11	11	—
Imperial Holding, SCA (i)	Luxembourg	—	34.87%	34.87%	HOLDING COMPANY	—	—	—
Inmobiliaria Sitio de Baldeazores, S.A.	Spain	—	44.17%	50.00%	PROPERTY	13	2	—
Intereuropa Bank, R.T. (consolidated) (b)	Hungary	—	9.99%	9.99%	BANKING	962	53	10
Kassadesing 2005, S.L.	Spain	—	44.17%	50.00%	PROPERTY	29	8	—
Konecta Activos Inmobiliarios, S.L.	Spain	—	45.62%	45.62%	PROPERTY	—	—	—
Konecta Advertising, S.L.	Spain	—	22.57%	22.57%	ADVERTISING	—	—	—
Konecta BTO Contactcenter, S.A.	Spain	—	44.25%	44.25%	MARKETING	3	3	—

		% of Ownership Held		% of		Millions of Euros (a)
		by the Bank		Voting			Capital and	Profit (Loss)
Company	Location	Direct	Indirect	Rights (f)	Line of Business	Assets	Reserves	for the Year
Konecta Canarias, S.A.	Spain	—	44.25%	44.25%	MARKETING	5	2	3
Konecta Centro Especial de Empleo Madrid, S.L.	Spain	—	44.25%	44.25%	TELEMARKETING	—	—	—
Konecta Centro Especial de Empleo Sevilla, S.L.	Spain	—	44.25%	44.25%	TELEMARKETING	—	—	—
Konecta Centro Especial de Empleo, S.A.	Spain	—	44.25%	44.25%	MARKET RESEARCH	3	1	2
Konecta Chile, S.A.	Chile	—	44.25%	44.25%	SERVICES	—	—	—
Konecta Field Marketing, S.A.U.	Spain	—	44.25%	44.25%	HOLDING COMPANY	1	—	—
Konecta Legal and Collections, S.A.	Spain	—	44.25%	44.25%	TEMPORARY EMPLOYMENT AGENCY	—	—	—
Konecta Portugal, Lda.	Portugal	—	44.25%	44.25%	MARKETING	—	—	—
Konecta Selección, S.L.	Spain	—	44.25%	44.25%	SERVICES	—	—	—
Konecta Servicios Administrativos y Tecnológicos, S.L.	Spain	—	44.25%	44.25%	EVENT ORGANIZATION	—	—	—
Konecta Servicios de Empleo ETT, S.A.	Spain	—	44.25%	44.25%	TEMPORARY EMPLOYMENT AGENCY	1	—	—
Konecta Servicios Integrales de Marketing, S.L.	Spain	—	44.25%	44.25%	HOLDING COMPANY	—	—	—
Konecta Telegestión, S.L.	Spain	—	44.25%	44.25%	TELEMARKETING	1	1	—
Konectanet Andalucia, S.L.	Spain	—	44.25%	44.25%	SERVICES	—	—	—
Konectanet Comercialización, S.L.	Spain	—	44.22%	44.22%	MARKETING	—	—	—
Layna Auto, S.L.	Spain	—	49.00%	49.00%	AUTOMOTIVE	5	5	—
Layna Inversiones Galicia, S.L.	Spain	—	49.00%	49.00%	HOLDING COMPANY	10	8	—
Layna Inversiones, S.L.	Spain	—	49.00%	49.00%	HOLDING COMPANY	39	38	1
Layna Patrimonial, S.L.	Spain	—	49.00%	49.00%	PROPERTY	7	6	—
Maxamcorp Holding, S.L.	Spain	—	22.62%	22.62%	HOLDING COMPANY	152	133	20
Medimobiliario Ediçoes Period. e Multimedia, S.A	Portugal	—	29.38%	29.38%	PROPERTY	—	—	—
Norchem Holdings é Negocios, S.A.	Brazil	—	21.31%	21.75%	HOLDING COMPANY	78	20	6
Norchem Participaçoes e Consultoría, S.A.	Brazil	—	48.99%	50.00%	CONSULTING	19	13	2
Omega Financial Services GmbH	Germany	—	50.00%	50.00%	HOLDING COMPANY	1	—	1
Operadora de Activos Alfa, S.A. de C.V.	Mexico	—	49.80%	49.80%	FINANCE	3	2	1
Operadora de Activos Beta, S.A. de C.V.	Mexico	—	49.99%	49.99%	FINANCE	3	2	1
Oportunity Center, S.L.	Spain	—	44.25%	44.25%	SERVICES	—	—	—
Petroquímica União, S.A. (consolidated) (b)	Brazil	—	4.95%	2.02%	CHEMICALS	560	234	29
Plus Auto Rent, S.L.	Spain	—	33.17%	33.17%	AUTOMOTIVE	—	—	—
Premiun Fer, S.A.	Spain	—	33.17%	33.17%	AUTOMOTIVE	—	—	—
Prodesur Mediterráneo, S.L.	Spain	—	44.17%	50.00%	PROPERTY	27	11	—
Programa Multi Sponsor PMS, S.A. (b)	Spain	24.75%	24.75%	49.51%	ADVERTISING	4	4	—
Promofon, S.A.U.	Spain	—	22.57%	22.57%	MARKET RESEARCH	6	6	—
PSA Finance PLC	United Kingdom	—	50.00%	50.00%	LEASING	16	12	6
Puntoform, S.L.	Spain	—	44.25%	44.25%	TRAINING	—	—	—
Q’Auto, S.A.	Spain	—	24.50%	24.50%	AUTOMOTIVE	3	3	—
Quer Motor, S.A.	Spain	—	24.50%	24.50%	AUTOMOTIVE	2	2	—
Querauto, S.A.	Spain	—	24.50%	24.50%	AUTOMOTIVE	1	1	—
Querdiler, S.L.	Spain	—	24.50%	24.50%	AUTOMOTIVE	—	—	—
Quiero Televisión, S.A.	Spain	—	31.82%	31.82%	TELECOMMUNICATIONS	9	205	-198
Quisqueya 12, Inc.	Puerto Rico	—	50.00%	50.00%	PROPERTY	1	3	—
R. Benet, S.A.	Spain	—	49.00%	49.00%	AUTOMOTIVE	8	7	—
Recambios Quer, S.L.	Spain	—	24.50%	24.50%	AUTOMOTIVE	—	—	—
Redbanc, S.A.	Chile	—	25.32%	33.00%	CARDS	10	4	1
Reicomsa, S.A.	Spain	—	24.50%	24.50%	AUTOMOTIVE	2	2	—
Reintegra, S.A.	Spain	—	45.00%	45.00%	HOLDING COMPANY	2	2	—
Salvador Fernández de Automoción, S.L.	Spain	—	33.17%	33.17%	AUTOMOTIVE	2	1	—
San Paolo IMI, S.p.A. (consolidated) (b)	Italy	—	3.63%	3.63%	BANKING	211,157	11,500	1,983
Sertea, S.A.	Spain	—	33.17%	33.17%	AUTOMOTIVE	—	—	—
Servicio Pan Americano de Protección, S.A. de C.V.	Mexico	—	15.12%	20.19%	SECURITIES COMPANY	149	86	3
Servicios Financieros Enlace S.A. de C.V.	El Salvador	21.48%	—	21.48%	FINANCE	2	1	—
Shinsei Bank, Ltd. (consolidated) (e)	Japan	0.12%	4.69%	4.82%	BANKING	67,711	6,154	547
Sociedad Interbancaria de Depósitos de Valores, S.A.	Chile	—	22.25%	29.00%	SECURITIES DEPOSITORY INSTITUTION	2	1	—
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor, S.A.	Chile	—	13.97%	18.20%	SERVICES	6	4	1
Sovereign Bancorp, Inc. (consolidated) (b)	United States	24.83%	—	24.83%	BANKING	53,979	4,352	573
Técnicas de Reparación Rafer, S.L.	Spain	—	33.17%	33.17%	AUTOMOTIVE	—	—	—
The HSH Coinvest (Cayman) Trust-B (i)	Cayman Islands	—	24.20%	—	HOLDING COMPANY	—	—	—
Tramitación Externa, S.A.	Spain	—	25.00%	25.00%	FINANCE	—	1	—
Transbank, S.A.	Chile	—	25.32%	33.00%	CARDS	156	6	1
Transolver Finance EFC, S.A.	Spain	—	50.00%	50.00%	LEASING	215	27	2
Turyocio Viajes y Fidelización, S.A.	Spain	—	32.21%	32.21%	TRAVEL	1	—	—
U.C.I., S.A.	Spain	50.00%	—	50.00%	MORTGAGE LOANS	103	111	1
UCI Servicios Inmobiliarios y Profesionales, S.L.	Spain	—	50.00%	50.00%	FINANCE	—	—	—
UFI Servizi S.r.l.	Italy	—	16.22%	23.17%	SERVICES	—	—	—
Unión de Créditos Inmobiliarios, S.A., EFC	Spain	—	50.00%	50.00%	FINANCE	2,011	138	48
Via Comercial de Automóviles, S.L.	Spain	—	33.17%	33.17%	AUTOMOTIVE	—	—	—

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

Exhibit III
Preference share and security issuer subsidiaries of the Santander Group

					Millions of Euros (a)
							Profit
		% of Ownership					(Loss)		Other	Amount of
		Held by the Bank					for the	Preference	Profit	Ownership
Company	Location	Direct	Indirect	Line of Business	Capital	Reserves	Year	Dividends	(Loss)	Interest
Abbey National Capital Trust I	United States	—	(b)	FINANCE	—	—	—	—	—	—
Banesto Holdings, Ltd.	Guernsey	—	88.42%	SECURITIES INVESTMENT	—	51	6	6	—	—
Banesto Preferentes, S.A.	Spain	—	88.42%	FINANCE	—	—	4	4	—	—
Pinto Totta International Finance, Limited	Cayman Islands	—	49.86%	FINANCE	—	—	15	15	—	—
Santander Finance Capital, S.A. (Sole-shareholder company)	Spain	100.00%	—	FINANCE	—	—	90	90	—	—
Santander Finance Preferred, S.A. (Sole-shareholder company)	Spain	100.00%	—	FINANCE	—	—	32	32	—	—
Totta & Açores Financing, Limited	Cayman Islands	—	99.71%	FINANCE	—	—	20	20	—	—
(a) Amounts per the books of each company at December 31, 2006, translated to euros (in the case of foreign companies) at the year-end exchange rates.
(b) Company over which effective control is exercised.

Exhibit IV
Notifications of acquisitions and disposals of investments in 2006
(Article 86 of the Consolidated Companies Law and Article 53 of Securities Market Law 24/1998)
On January 10, 2006, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which stated that COMERCIAL ESPAÑOLA DE VALORES, S.A. had been absorbed by CANTABRA DE INVERSIONES, S.A. As a result of this transaction, the absorbed company’s equity interest in CARTERA MOBILIARIA, SICAV, S.A. (9.669%) was now owned by CANTABRA DE INVERSIONES, S.A., the absorbing company. The total indirect holding of Banco Santander Central Hispano, S.A. in CARTERA MOBILIARIA, SICAV, S.A., however, remained unchanged (30.2768%).
On July 21, 2006, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which stated that it had acquired, at Group level, an ownership interest of 8.420% of the share capital of BOLSAS Y MERCADOS ESPAÑOLES, S.A.
On August 9, 2006, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which stated that it had transferred, at Group level, 12.509% of its ownership interest in the share capital of COMPAÑÍA ESPAÑOLA DE PETRÓLEOS, S.A. (CEPSA).
On September 29, 2006, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which stated that it had acquired, at Group level, an ownership interest of 5.254% in the share capital of ENDESA, S.A.
On October 25, 2006, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which stated that it had acquired, at Group level, an ownership interest of 5.066% in the share capital of REPSOL YPF, S.A.
On October 30, 2006, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which stated that it had acquired, at Group level, an ownership interest of 10.220% in the share capital of URBAS PROYECTOS URBANISTICOS, S.A.
On October 30, 2006, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which stated that it had transferred shares representing 0.291% of the share capital of URBAS PROYECTOS URBANISTICOS, S.A., after which its ownership interest, at Group level, in the share capital of this company stood at 9.849%.
On November 3, 2006, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which stated that it had transferred shares representing 0.328% of the share capital of REPSOL YPF, S.A., after which its ownership interest, at Group level, in the share capital of this company stood at 4.766%.
On November 13, 2006, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which, in response to the CNMV’s request for Banco Santander Central Hispano, S.A. to update the information on its holding in CEPSA, S.A., stated that at October 31, 2006 its ownership interest, at Group level, in the share capital of CEPSA, S.A. was 30.554%.
On November 13, 2006, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which stated that it had transferred shares representing 5.613% of the share capital of URBAS PROYECTOS URBANISTICOS, S.A., thus reducing its ownership interest, at Group level, in the share capital of this company to 4.236%.
On November 16, 2006, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which stated that it had transferred shares representing 9.632% of the share capital social of ENDESA, S.A., thus reducing its ownership interest, at Group level, in the share capital of this company to 0.241%.
On December 12, 2006, the CNMV registered two notifications from Banco Santander Central Hispano, S.A. which stated that it had transferred 0.507% and 5.000%, respectively, of its holding in ANTENA 3 DE TV, S.A. As a result, its ownership interest, at Group level, in the share capital of ANTENA 3 DE TV, S.A. was reduced to 0.036%.
On December 26, 2006, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which stated that it had transferred shares representing 53.796% of the share capital of INMOBILIARIA URBIS, S.A., as a result of which the Bank no longer held an ownership interest in this company.
On December 28, 2006, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which stated that as a result of the merger by absorption of Riyal, S.L. and the sole-shareholder companies Lodares Inversiones, S.L., Somaen-Dos, S.L., Gessinest Consulting, S.A. and Carvasa Inversiones, S.L. (the absorbed companies) into Banco Santander Central Hispano, S.A. (the absorbing company), the Group’s indirect holding in CEPSA (20.721%) became a direct ownership interest.

Exhibit V
Other information on the share capital of the Group’s banks
Following is certain information on the share capital of the Group’s banks.
1.	Banco Santander Banespa, S.A. (Banespa)
a)	Number of equity instruments held by the Group

The Santander Group holds 65,398,684,315 ordinary shares and 55,259,160,963 preference shares through its subsidiaries Grupo Empresarial Santander, S.L. and Santander Seguros, S.A. The shares composing the share capital of Banespa have no par value.

The preference shares have no voting rights and are not convertible into ordinary shares. However, they have the following advantages:
1.	Their dividends are 10% higher than those on ordinary shares.

2.	Priority in the distribution of dividends.

3.	Participation in capital increases on the same terms as ordinary shares.

4.	Priority in the reimbursement of capital in the event of the dissolution of the company.
There is no unpaid capital.

b)	Capital increases in progress

No approved capital increases are in progress.

c)	Capital authorized by the shareholders at the Annual General Meeting

The company is authorized to increase share capital, subject to approval by the Board of Directors but without the need to amend the bylaws, up to a limit of 250,000,000,000 shares (125,000,000,000 ordinary shares and 125,000,000,000 preference shares). At present the share capital consists of 123,156,120,640 shares (65,892,964,409 ordinary shares and 57,263,156,231 preference shares).

d)	Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

There are no rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights.

e)	Specific circumstances that restrict the availability of reserves

The only restriction on the availability of Banespa’s reserves relates to the legal reserve (restricted reserves), which can only be used to offset losses or increase capital.

f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g)	Listed equity instruments

All the shares are listed on the São Paulo Stock Exchange (Bovespa).

2.	Banco Español de Crédito, S.A. (Banesto)
a)	Number of equity instruments held by the Group

The Parent and its subsidiaries hold 614,009,291 fully subscribed and paid ordinary shares of €0.79 par value each, all of which have the same voting and dividend rights.

b)	Capital increases in progress

No approved capital increases are in progress.

c)	Capital authorized by the shareholders at the Annual General Meeting

Not applicable.

d)	Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At December 31, 2006, no shares with these characteristics had been issued.

e)	Specific circumstances that restrict the availability of reserves

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount (10% of any net profit companies may make each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital). Pursuant to the Spanish Companies Law, a restricted reserve has been recorded for an amount equal to the carrying amount of the Banesto shares owned by subsidiaries.

The revaluation reserve recorded pursuant to Royal Decree-Law 7/1996, of June 7, can be used to increase capital.

f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g)	Listed equity instruments

All the shares are listed on the Spanish Stock Exchanges.
3.	Banco Santander Totta, S.A. (Totta)
a)	Number of equity instruments held by the Group

The Group holds 574,356,881 ordinary shares through Santander Totta, SGPS and 14,593,315 ordinary shares through Taxagest Sociedade Gestora de Participaçoes Sociais, S.A., all of which have a par value of €1 each, are fully subscribed and paid and have the same voting and dividend rights.

b)	Capital increases in progress

No approved capital increases are in progress.

c)	Capital authorized by the shareholders at the Annual General Meeting

Not applicable.

d)	Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At December 31, 2006, no shares with these characteristics had been issued.

e)	Specific circumstances that restrict the availability of reserves

Under Article 296 of the Companies’ Code, the legal and merger reserves can only be used to offset losses or to increase capital.

Fixed asset revaluation reserves are regulated by Decree-Law 31/1998, which provides for the offset of losses or capital increases for the amounts at which the underlying asset is depreciated, amortized or sold.

f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g)	Listed equity instruments

Totta’s shares are not listed.
4.	Banco Santander Chile
a)	Number of equity instruments held by the Group

The Group holds 66,822,519,695 ordinary shares through Santander Chile Holding, S.A., 78,108,391,607 ordinary shares through Teatinos Siglo XXI, S.A. and 16,577 ordinary shares through Santander Inversiones Limitada (Chile), all of which have no par value, are fully subscribed and paid and have the same voting and dividend rights.

b)	Capital increases in progress

No approved capital increases are in progress.

c)	Capital authorized by the shareholders at the Annual General Meeting

At December 31, 2004, the bylaw-stipulated share capital amounted to CLP 719,974,175,412, which, following the index-linked adjustment at December 31, 2006, amounted to CLP 761,853,230,061. However, each year the shareholders at the Annual General Meeting must approve the balance sheet at December 31, of the previous year and, therefore, approve the share capital amount.

d)	Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At December 31, 2006, no shares with these characteristics had been issued.

e)	Specific circumstances that restrict the availability of reserves

Remittances to foreign investors in relation to investments made under the Decree-Law 600 Statute of Foreign Investment, of 1974, and the amendments thereto, require the prior authorization of the Foreign Investment Committee.

f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g)	Listed equity instruments

All the shares are listed on the Chilean Stock Exchange and, through American Depositary Receipts (ADRs), on the New York Stock Exchange.

5.	Banco Santander, S.A., Institución de Banca Múltiple, Grupo Financiero Santander
a)	Number of equity instruments held by the Group

The Santander Group holds 50,783,217,691 series “F” ordinary shares and 9,786,609,109 series “B” ordinary shares through Grupo Financiero Santander Serfín, S.A. de C.V. The shares of these two series have identical par values, are fully subscribed and paid and have the same voting and dividend rights.

b)	Capital increases in progress

No approved capital increases are in progress.

c)	Capital authorized by the shareholders at the Annual General Meeting

Not applicable.

d)	Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At December 31, 2006, the entity had issued USD 300 million of unsecured preferred subordinated debentures (300,000 debentures), subscribed by Bank of America and the Bank, which are voluntarily convertible into series “B” shares. These debentures are not registered in the National Securities Register and, therefore, they cannot be subject to a public offering.

e)	Specific circumstances that restrict the availability of reserves

The institution is subject to a legal requirement that at least 10% of net profit for the year be transferred to a capital reserve fund until the balance of the fund reaches the paid-in share capital amount. The capital reserve fund can only be distributed to shareholders as dividends in the form of shares.

f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g)	Listed equity instruments

The company does not have any equity instruments listed on the stock market.
6.	Abbey
a)	Number of equity instruments held by the Group

The Group holds 1,485,893,636 fully subscribed and paid ordinary shares with a par value of GBP 0.10 each, all of which have the same voting and dividend rights.

b)	Capital increases in progress

No approved capital increases are in progress.

c)	Capital authorized by the shareholders at the Annual General Meeting

The company is authorized to increase share capital, subject to approval by the Board of Directors, up to a limit of GBP 175,000,000 (1,750,000,000 ordinary shares), GBP 1,000,000,000 of sterling preference shares (1,000,000,000 shares), USD 10,080,000 of US dollar preference shares (1,008,000,000 shares) and €10,000,000 of euro preference shares (1,000,000,000 shares).

d)	Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Abbey has issued GBP 200 million of debentures (10.0625% subordinated debentures convertible into equity) exchangeable for sterling preference shares with a par value of GBP 1 each, at Abbey’s discretion. The exchange can be made at any time, provided the holders are given between 30 and 60 days’ notice.

e)	Specific circumstances that restrict the availability of reserves

Not applicable.

f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

Exhibit VI
List of Bonds and Debentures outstanding as of December 31, 2006, 2005 and 2004.

					Outstanding amount in
	Euro thousand				million			Annual
Issuer	2006	2005	2004	Currency	2006	2005	2004	Interest rate	Maturity Date
Banco Santander Central Hispano, S.A.-
Debentures-October 1993	117,798	117,798	117,798	Euro	—	—	—	8.75%	October 2008
Debentures- November 1993	173,973	180,304	180,304	Euro	—	—	—	8.25%	December 2008
Debentures- March 1994	47,091	60,251	60,251	Euro	—	—	—	7.63%	September 2009
Territorial Bonds- July 2003	1,992,320	2,000,000	2,000,000	Euro	—	—	—	4.00%	July 2013
Territorial Bonds- December 2003	—	—	1,000,000	Euro	—	—	—	Floating	June 2005
Territorial Bonds- February 2004	—	1,500,000	1,500,000	Euro	—	—	—	Floating	February 2006
Territorial Bonds- March 2004	1,000,000	1,000,000	1,000,000	Euro	—	—	—	Floating	March 2009
Territorial Bonds- April 2004	999,760	1,000,000	1,000,000	Euro	—	—	—	Floating	April 2007
Mortgage backed securities- October 2002	2,964,749	3,000,000	3,000,000	Euro	—	—	—	4.00%	October 2007
Mortgage backed securities- March 2003	—	1,500,000	1,500,000	Euro	—	—	—	2.75%	March 2006
Mortgage backed securities- September 2003	1,976,300	2,000,000	2,000,000	Euro	—	—	—	4.00%	September 2010
Mortgage backed securities- December 2003	1,497,600	1,500,000	1,500,000	Euro	—	—	—	3.75%	December 2008
Mortgage backed securities- March 2004	498,140	500,000	500,000	Euro	—	—	—	3.25%	March 2009
Mortgage backed securities- July 2004	1,484,235	1,500,000	1,500,000	Euro	—	—	—	4.50%	July 2016
Mortgage backed securities — February 2005	1,978,028	2,000,000	—	Euro	—	—	—	3.25%	February 2012
Mortgage backed securities — April 2005	987,860	1,000,000	—	Euro	—	—	—	4.00%	April 2020
Mortgage backed securities — September 2005	1,480,800	1,500,000	—	Euro	—	—	—	2.50%	January 2011
Mortgage backed securities — September 2005	2,467,825	2,500,000	—	Euro	—	—	—	3.13%	September 2015
Mortgage backed securities — February 2006	2,990,940	—	—	Euro	—	—	—	3.50%	February 2014
Mortgage backed securities — February 2006	1,485,045	—	—	Euro	—	—	—	3.88%	February 2026
Mortgage backed securities — September 2006	1,492,830	—	—	Euro	—	—	—	3.750%	September 2011
Mortgage backed securities — September 2006	1,498,170	—	—	Euro	—	—	—	4.125%	January 2017
Securitisation bonds — 2004	3,260,484	1,568,566	1,575,651	Euro	—	—	—	Floating	From 2037 to 2042
Securitisation bonds — 2005	1,280,577	1,104,277	—	Euro	—	—	—	Floating	November 2038
Securitisation bonds — 2006	4,373,740	—	—	Euro	—	—	—	From 3.87% to 8.75%	From 2035 to 2050
Own securities held and paid-in surplus	(96,841)	(395,815)	—	Euro	—	—	—	—	September 2015

Santander Central Hispano International Ltd.

January 1998	—	—	10,325	Euro	—	—	—	Floating	January 2005
Issued December 1998	206,583	206,584	206,508	Euro	—	—	—	Floating	April 2008
Issued in June 1998	18,076	18,076	18,072	Euro	—	—	—	Floating	January 2013
Issued in April 1998	153,388	153,388	153,390	Euro	—	—	—	Floating	February 2008
Issued in December 1998	255,646	255,646	255,647	Euro	—	—	—	5%	August 2007
Issued in April 1998	—	—	255,647	Euro	—	—	—	5%	February 2008
Issued in February 1998	181,512	181,512	181,512	Euro	—	—	—	2%	February 2008
From December 1997 to March 1998	396,368	701,266	1,006,164	Euro	—	—	—	Floating	From October 2007 to February 2007
Issued February 1998	304,898	—	—	Euro	—	—	—	2%	February 2008
Issued in February 2002	31,700	31,700	31,700	Euro	—	—	—	Floating	January 2007
Issued in February 2002	—	—	500,000	Euro	—	—	—	Floating	February 2005
Issued from April 1998 to May 1998	31,116	32,152	32,407	Swiss Francs	50	50	50	3%	From April 2008 to May 2008

					Outstanding amount in
	Euro thousand				million			Annual
Issuer	2006	2005	2004	Currency	2006	2005	2004	Interest rate	Maturity Date
Issued June 2000	—	—	367,080	U.S. Dollar	—	—	500	Floating	June 2005
Issued June 2002	—	—	58,733	U.S. Dollar	—	—	80	Floating	June 2005
April 2000	—	—	322,234	Japanese Yens	—	—	45,000	1.42%	April 2005
March 1994	—	335,611	326,215	Pounds Sterling	—	230	230	7.9%	March 2019

Banesto Group
Euro	14,000	25,000	25,000	Euro	—	—	—	4.545%	August 2007
Euro	4,284,535	163,100	7,200	Euro	—	—	—	Floating	From February 2007 to June 2036
Euro	260,593	104,000	118,635	Euro	—	—	—	From 4% to 6%	From February 2007 to August 2011
Euro	—	—	2,000,000	Euro	—	—	—	Floating	October 2005
Euro	1,000,000	1,000,000	1,000,000	Euro	—	—	—	Floating	June 2009
Euro	—	2,000,000	2,000,000	Euro	—	—	—	Floating	October 2006
Euro	1,041,100	1,000,000	—	Euro	—	—	—	Floating	From June 2009 to February 2010
Euro	1,250,000	1,250,000	—	Euro	—	—	—	2.2%	October 2007
Euro	1,500,000	1,500,000	—	Euro	—	—	—	2.25%	October 2008
Issued 2006	39,826	—	—	Japanese Yens	6,250	—	—	Floating	From November 2008 to February 2011
Issued 2006	18,669	—	—	Swiss Francs	30	—	—	Floating	From May 2009 to September 2016
Issued 2006	74,460	—	—	Sterling Pounds	50	—	—	Floating	February 2009
Issued 2006	105,847	—	—	U.S. Dollar	139.4	—	—	Floating	From May 2010 to December 2016
Issued 2006	7,593	—	—	U.S. Dollar	10	—	—	6%	June 2011
Mortgage backed securities 2002	1,000,000	1,000,000	1,000,000	Euro	—	—	—	5.75%	March 2017
Mortgage backed securities 2003	1,500,000	1,500,000	1,500,000	Euro	—	—	—	4%	May 2010
Mortgage backed securities 2004	2,000,000	2,000,000	2,000,000	Euro	—	—	—	3.75%	February 2011
Mortgage backed securities 2004	1,750,000	1,750,000	1,750,000	Euro	—	—	—	4.25%	September 2014
Mortgage backed securities 2005	4,000,000	4,000,000	—	Euro	—	—	—	From 2.75% to 3.5%	From September 2012 to January 2015
Mortgage backed securities 2006	3,000,000	—	—	Euro	—	—	—	From 2.5% to 4.25%	From July 2013 to January 2016
Securitisation bonds	951,321	—	—	Euro	—	—	—	Floating	December 2025

Banco Santander Chile
Bonds	127,133	176,228	166,028	Chilean Pesos	89,672	143,511	126,134	From 7.46% to 7.76%	Various maturities
Bonds	—	—	1,295,918	Chilean Pesos	—	616,423	984,523	6.35%	Various maturities
Mortgage backed securities	732,207	1,018,767	—	Chilean Pesos	536,249	734,688	—	From 6% to 6.26%	Various maturities
Bonds September 2004	13,245	—	—	Chilean Pesos	9,309	—	—	From 6.34% to 6.36%	Various maturities
Bonds December 2004	305,251	317,758	—	Chilean Pesos	213,772	232,019	205,684	Floating	December 2009
Bonds November 2005	204,787	182,803	—	Chilean Pesos	146,691	107,354	—	3%	March 2010
Bonds May / August 2006	145,349	—	—	Chilean Pesos	102,317	—	—	From 3.75% to 4.57%	Various maturities
Bonds December 2004	—	—	293,132	U.S. Dollar	—	—	399	Floating	December 2009

Banco Santander Puerto Rico-
Debentures- February 2004	22,779	26,096	22,025	U.S. Dollar	30	31	30	3%	January 2010
Debentures- May 2004	—	5,934	4,722	U.S. Dollar	—	7	6.4	Floating	May 2011
Debentures- May 2005	7,594	8,476	—	U.S. Dollar	10	10	—	Floating	May 2012
Debentures- Dec 2006	5,776	—	—	U.S. Dollar	7	—	—	2.5%	January 2007

Banco Santander de Negocios Portugal S.A.
Debentures- 1997	—	—	799	Euro	—	—	—	Floating	September 2005

					Outstanding amount in
	Euro thousand				million			Annual
Issuer	2006	2005	2004	Currency	2006	2005	2004	Interest rate	Maturity Date
Banco Río de la Plata S.A.-
Global Program 2000	—	—	20,091	U.S. Dollar	—	—	27.37	Floating	August 2010
Global Program 2001	—	—	15,302	U.S. Dollar	—	—	20.84	Floating	August 2005
Debentures —2003	68,236	104,393	168,851	U.S. Dollar	142	131	230	From 4% to 6%	December 2009
Global Program 2004	—	—	115,911	U.S. Dollar	—	—	157.88	2.26%	June 2005
Global Program 2004	—	5,146	7,645	U.S. Dollar	—	6	10.41	4%	May 2006

Banco Santander Totta, S.A.
Debentures- from June 1998 to October 1998	6,584	6,562	6,568	Euro	—	—	—	3.71%	July 2008
Debentures 1999	3,219	3,261	3,610	Euro	—	—	—	Floating	February 2009
Debentures 2002	—	21,665	314,450	Euro	—	—	—	Floating	January 2006
Debentures 2003	404,694	574,880	613,316	Euro	—	—	—	Floating	From January 2007 to December 2008
Debentures 2004	389,395	477,258	487,348	Euro	—	—	—	Floating	From November 2007 to September 2012
Debentures 2004	34,054	9,649	9,854	Euro	—	—	—	0.7%	From June 2008 February 2012
Debentures 2005	727,847	735,846	—	Euro	—	—	—	Floating	From March 2007 to January 2013
Debentures 2006	2,639,051	—	—	Euro	—	—	—	Floating	From May 2008 to June 2012
Debentures 2006	29,981	—	—	Euro	—	—	—	From 0.001% to 0.5%	From January 2007 to December 2011
Debentures 2006	1,138,952	—	—	U.S. Dollar	1,500	—	—	5.35%	July 2011

Totta Crédito Especializado, Instituiçao Financeira de Crédito, S.A. (IFIC)
Debentures 1997 and 1998	—	—	9,976	Euro	—	—	—	Floating	From July 2004 to October 2005

Banco Santander Banespa S.A.
Eurobonds 1997	—	—	32,910	U.S. Dollar	—	—	45	9.34%	March 2005
Eurobonds 1997	—	—	255,690	Euro	—	—	—	8.26%	November 2005
Eurobonds 2004	—	—	109,520	U.S. Dollar	—	—	149	4.504%	July 2005
Eurobonds 2005	167,696	166,051	—	U.S. Dollar	456	456	—	From 3% to 17.309%	From April 2008 to August 2015
Eurobonds 2005	41,588	44,817	—	U.S. Dollar	55	53	—	5%	July 2008
Eurobonds 2006	8,744	—	—	U.S. Dollar	12	—	—	10%	June 2007
Eurobonds 2006	119,547	—	—	U.S. Dollar	157	—	—	Floating	From May 2009 to August 2024
Eurobonds 2006	—	—	—	Brazilian Real	—	—	—	6%	August 2024
Debentures 2004	—	85,285	73,416	U.S. Dollar	—	101	100	4.054%	July 2006
Debentures 2005	—	57,180	—	U.S. Dollar	—	67	—	1.02%	From January to February 2006
Bonds 2006	125,344	—	—	U.S. Dollar	165	—	—	Floating	Various maturities
Mortage backed securities	51,733	—	—	Brazilian Real	145	—	—	Floating	From January 2007 to May 2008

Banco Santander Colombia S.A.
Debentures 2005	38,496	42,419	—	Colombian pesos	104	114	—	Floating	February 2012

Santander Consumer Bank S.p.A.
Debentures	—	172,500	169,598	Euro	—	—	—	Floating	January to July 2006
Debentures	—	6,000	12,000	Euro	—	—	—	10.1	April 2006
Securitisation Bonds (Golden Bar Program)	1,184,114	813,553	916,036	Euro	—	—	—	Floating	From October 2020 to November 2022

Santander BanCorp
Debentures	—	—	8,810	U.S. Dollar	—	—	12	2%	March 2005
Debentures June 2004	—	63,575	46,024	U.S. Dollar	—	75	63	6.3%	June 2032
Debentures October 2005	—	42,384	—	U.S. Dollar	—	50	—	6.1%	June 2032

					Outstanding amount in
	Euro thousand				million			Annual
Issuer	2006	2005	2004	Currency	2006	2005	2004	Interest rate	Maturity Date
Santander Consumer Bank Aktiengesellschaft
Bonds	—	6,109	141,000	Euro	—	—	—	3-4%	From March to September 06
Securitisation bonds	1,002,114	1,667,978	—	Euro	—	—	—	Floating	June 2010
Issued 2006	1,768,788	—	—	Euro	—	—	—	Floating	From July 2013 to March 2014

Santander International Debt, S.A.
Senior Debt 2004	1,500,000	3,500,000	3,500,000	Euro	—	—	—	Floating	December 2007
Senior Debt 2004	—	42,384	36,708	U.S. Dollar	—	50	50	Floating	December 2006
Senior Debt 2004	372,301	364,804	354,585	Pounds Sterling	250	250	250	Floating	December 2007
Senior Debt 2005	8,052,305	8,995,000	—	Euro	—	—	—	Floating	From February 2008 to September 2035
Senior Debt 2005	893,521	955,786	—	Pounds Sterling	600	655	—	Floating	From September 2007 to June 2009
Senior Debt 2005	196,322	218,579	—	Canadian Dollar	300	300	—	Floating	September 2010
Senior Debt 2006	9,919,000	—	—	Euro	—	—	—	Floating	From April 2007 to October 2029
Senior Debt 2006	1,162,404	—	—	Pounds Sterling	750	—	—	Floating	From February 2009 to July 2011
Senior Debt 2006	68,864	—	—	Mexican Pesos	1,000	—	—	Floating	January 2007
Senior Debt 2006	121,489	—	—	U.S. Dollar	160	—	—	Floating	From October 2009 to August 2011
Senior Debt 2006	25,468	—	—	Czech Crowm	700	—	—	Floating	February 2010
Senior Debt 2006	89,212	—	—	Japanese Yens	14,000	—	—	Floating	From February 2008 to December 2016
Senior Debt 2006	60,694	—	—	Norwegian Kroners	500	—	—	Floating	July 2016
Senior Debt 2006	261,763	—	—	Canadian Dollar	400	—	—	Floating	November 2009

Brasil Foreign Diversified Payment Right Finance Company
Medium Term Notes	303,721	341,138	—	U.S. Dollar	400	402	—	5.5%	September 2011

Santander US Debt, S.A.U.
Senior Debt 2005	4,542,458	5,086,039	—	U.S. Dollar	5,500	6,000	—	Floating	From October 2007 to October 2008
Senior Debt 2006	3,785,383	—	—	U.S. Dollar	5,000	—	—	Floating	November 2009

Santander Consumer Finance, S.A.
Mortgage backed securities	1,193,952	—	—	Euro	—	—	—	2.54%	March 2016

Abbey National plc

Securitization Bonds (Holmes Funding)
Swiss Francs	—	699,300	679,711	Swiss Francs	—	1,150	1,150	From 4.92% to 4.82%	October 2009
Issued 2006	2,329,114	—	—	Pounds Sterling	1,564	—	—	Floating	July 2040
Issued 2005	1,489,203	1,459,215	—	Pounds Sterling	1,000	1,000	—	Floating	From January 2016 to January 2021
2000-2004	372,301	364,804	354,585	Pounds Sterling	250	250	250	5.41%	July 2013
2000-2004	3,392,435	5,533,197	5,555,493	Pounds Sterling	2,293	3,917	3,917	Floating	From July 2010 to July 2040
Issued 2006	6,717,724	—	—	U.S. Dollar	8,439	—	—	Floating	Various maturities
2000-2005	5,155,086	8,330,586	9,872,015	U.S. Dollar	5,922	9,412	11,262	Floating	Various maturities
Issued 2006	1,957,659	—	—	Euro	—	—	—	Floating	From July 2021 to July 2040
Issued 2005	754,326	739,136	—	Euro	—	740	—	Floating	January 2021
Issued 2000 to 2004	—	1,262,221	1,226,863	Euro	—	1,400	1,400	From 4.82% to 4.87%	From July 2008 to October 2008
Issued 2000 to 2004	3,532,849	4,434,450	4,310,231	Euro	—	4,753	4,753	Floating	From October 2008 to July 2040

Securitization Bonds (Hipototta)
Hipototta Nº1 plc	224,694	—	—	Euro	—	—	—	Floating	From January 2007 to September 2048
Hipototta Nº4 plc	2,345,112	—	—	Euro	—	—	—	Floating	From January 2007 to September 2048

					Outstanding amount in
	Euro thousand				million			Annual
Issuer	2006	2005	2004	Currency	2006	2005	2004	Interest rate	Maturity Date

Securitization Bonds (Marylebond)
Sythetic Collateralised Debt Obligation	101,875	—	—	Euro	—	—	—	Floating	November 2011

Bonds
Issued 2006	17,970	—	—	Australian Dollar	30	—	—	6.47%	December 2008
Issued 2004	29,950	—	—	Australian Dollar	50	—	—	Floating	January 2009
Issued 2006	196,218	—	—	Canadian Dollar	300	—	—	Floating	June 2008
Issued 2004-2005	376,084	768,029	472,100	Canadian Dollar	575	1,050	775	Floating	From June 2007 to August 2007
Issued 2004	8,503	9,826	35,331	Canadian Dollar	13	13	58	4%	January 2009
2000-2004	—	13,545	35,863	Swiss Francs	—	21	55	Floating	November 2007
2005	—	52,068	—	Swiss Francs	—	80	—	Floating	Febrary 2007
Issued from 1998 to 2004	—	—	521,097	Swiss Francs	—	—	804	From 2.25% to 2.38%	From April 2005 to December 2009
Issued 2006	18,915	—	—	Hong Kong Dollar	194	—	—	Floating	From June 2008 to January 2010
Issued 2006	430,177	—	—	Hong Kong Dollar	4,412	—	—	4.13% - 5.33%	From November 2007 to August 2016
Issued 2005	351,494	395,881	—	Hong Kong Dollar	3,605	860	—	0.1% - 5.042%	Various maturities
Issued 2005	56,551	94,630	—	Hong Kong Dollar	580	3,593	—	Floating	From January 2007 to May 2010
Issued 1998-2004	40,951	128,916	110,501	Hong Kong Dollar	420	1,170	1,170	Floating	From January 2008 to October 2011
Issued 1998-2004	196,661	263,592	336,494	Hong Kong Dollar	2,017	2,358	3,562	0.1% - 6.643%	Various maturities
Issued 2002	—	127,780	121,411	Norwegian Kroners	—	1,000	1,000	6.52%	September 2012
Issued 1999	49,427	51,558	44,920	Singapore Dollar	100	100	100	5.00%	October 2009
Issued 2005	53,374	58,123	—	New Zealand Dollar	100	100	—	Floating	November 2007
Issued 2004	—	31,449	28,614	Argentinean Pesos	—	50	50	Floating	January 2009
1995-2001	—	91,303	114,572	Yens	—	12,593	16,000	0% - 3.79%	From April 2007 to September 2013
1995-2001	97,210	125,060	169,710	Yens	16,250	17,133	23,700	Floating	From October 2007 to December 2031
2002	—	140,595	157,536	Yens	—	19,000	22,000	0.20%	December 2006
2002	33,148	30,521	53,706	Yens	5,200	4,140	7,500	Floating	From September 2015 to September 2032
2003	36,332	58,054	330,827	Yens	5,200	7,976	46,200	Floating	From April 2013 to September 2033
2004	3,186	3,621	3,580	Yens	—	502	500	Floating	July 2034
2005	5,100	5,768	—	Yens	800	800	—	0.010%	April 2008
2006	147,253	—	—	Yens	23,100	—	—	Floating	From January 2008 to November 2011
2006	135,779	—	—	Yens	21,300	—	—	From 0.64% to 2.15%	From November 2009 to August 2016
Issued from 1995 to 2001	—	346,525	172,770	U.S. Dollar	—	408	235	Floating	December 2007
Issued from 1995 to 2001	69,053	34,260	58,907	U.S. Dollar	91	40	80	From 0% - 4.9%	From April 2007 to November 2007
2002	11,372	12,372	18,354	U.S. Dollar	15	14	25	Floating	May 2012
2002	—	20,927	32,791	U.S. Dollar	—	24	45	From 0% - 2%	June 2007
2003	178,361	207,959	308,433	U.S. Dollar	235	244	420	Floating	From October 2007 to November 2013
2003	62,256	223,091	267,833	U.S. Dollar	82	263	365	From 0% - 3.5%	From May 2007 to September 2008
2004	705,499	2,442,807	2,046,633	U.S. Dollar	181	2,860	2,788	Floating	December 2014
2004	11,372	224,050	213,663	U.S. Dollar	15	263	291	3.250%	October 2007
2005	1,898,965	2,233,209	—	U.S. Dollar	2,505	2,601	—	Floating	May 2020
2005	122,063	666,627	—	U.S. Dollar	161	784	—	From 3.74% - 4.16%	June 2010
2006	2,610,002	—	—	U.S. Dollar	3,283	—	—	Floating	From January 2007 to January 2017
2006	483,368	—	—	U.S. Dollar	638	—	—	From 1% - 5.5%	From January 2007 to December 2014
1993-2001	1,400,611	1,191,871	1,441,753	Pounds Sterling	169	862	1,017	From 0.01% - 5.37%	From November 2007 to June 2038
1993-2001	19,360	61,970	194,801	Pounds Sterling	13	42	137	Floating	From July 2007 to December 2007

					Outstanding amount in
	Euro thousand				million			Annual
Issuer	2006	2005	2004	Currency	2006	2005	2004	Interest rate	Maturity Date
2002	192,450	107,573	3,622	Pounds Sterling	300	74	3	From 0% - 4.07%	From March 2006 to June 2012
2002	40,119	48,417	46,763	Pounds Sterling	27	33	33	Floating	From February 2007 to June 2007
2003	—	174,329	1,312,862	Pounds Sterling	—	119	926	Floating	From July 2006 to December 2009
2003	134,981	1,122,027	115,268	Pounds Sterling	91	769	81	From 0.1% - 9.13%	From April 2007 to November 2009
2004	541,626	563,679	128,927	Pounds Sterling	64	386	91	4.62% - 9.13%	From March 2007 to November 2010
2004	—	240,749	962,629	Pounds Sterling	—	165	679	Floating	From January 2006 to November 2010
2005	258,302	4,766,767	—	Pounds Sterling	173	3,267	—	From 4.41% - 4.75%	From June 2007 To November 2007
2005	1,936,550	1,942,491	—	Pounds Sterling	700	1,331	—	Floating	From January 2007 To November 2015
2006	4,986,821	—	—	Pounds Sterling	3,349	—	—	From 0.1% - 5.53%	From January 2007 to December 2012
2006	1,620,897	—	—	Pounds Sterling	688	—	—	Floating	From October 2007 to September 2011
1996-2001	817,766	1,624,070	1,481,166	Euro	—	—	—	From 0% to 6.75%	From January 2007 to February 2038
1995-2001	499,622	1,203,053	1,168,427	Euro	—	—	—	Floating	From January 2007 to November 2041
2002	166,353	127,759	183,670	Euro	—	—	—	Floating	From May 2007 to February 2042
2002	121,275	81,128	168,420	Euro	—	—	—	From 0% to 6.52%	From March 2006 to September 2012
2003	1,026,734	1,764,313	2,658,095	Euro	—	—	—	Floating	From May 2008 to March 2013
2003	—	96,198	172,800	Euro	—	—	—	From 0% to 2.45%	From January 2006 to March 2013
2004	—	29,944	59,880	Euro	—	—	—	From 0% To 2%	From March 2005 to June 2007
2004	1,012,805	1,836,746	1,904,714	Euro	—	—	—	Floating	From January 2007 to May 2009
2005	2,049,248	2,102,464	—	Euro	—	—	—	From 1.3% - 3.375%	From February 2007 to June 2015
2005	320,117	328,598	—	Euro	—	—	—	Floating	From March 2007 to December 2015
2006	1,594,806	—	—	Euro	—	—	—	From 0.10% to 4.41%	From February 2007 to April 2021
2006	1,649,242	—	—	Euro	—	—	—	Floating	From January 2008 to September 2014

AN Structured Issues Limited
Issued 2002	10,000	—	—	Euro	—	—	—	Floating	July 2007
Issued 2001-2004	12,744	—	—	Yens	2,000	—	—	Floating	From July 2031 to July 2034

Abbey National Funding plc
Issued 2002	1,816	—	—	Pounds Sterling	1	—	—	0.01%	August 2008

ANDSH Limited
Issued 1989	2,414	—	—	Pounds Sterling	2	—	—	Floating	December 2008

Securitization Bonds
F.T.H. UCI 10	168,099	—	—	Euro	—	—	—	3.71%	December 2014
F.T.H. UCI 11	234,708	—	—	Euro	—	—	—	3.00%	February 2015
F.T.H. UCI 12	292,890	—	—	Euro	—	—	—	3.67%	December 2017
F.T.H. UCI 14	553,836	—	—	Euro	—	—	—	3.70%	March 2019
F.T.H. UCI 15	584,494	—	—	Euro	—	—	—	3.68%	March 2020
F.T.H. UCI 16	863,242	—	—	Euro	—	—	—	3.700%	June 2016
F.T.A. Santander Consumer Spain Auto 06	1,350,000	—	—	Euro	—	—	—	Floating	October 2016
Altair Finance p.l.c.	13,124	—	—	Euro	—	—	—	Floating	August 2014

Grupo Drive	1,894,777	—	—	U.S. Dollar	2,495	—	—	5.05%	April 2014

Total Validation Adjustments	88,736	1,777,945	590,307
TOTAL	168,661,356	123,566,864	83,020,964

Exhibit VII
List of Subordinated Debt outstanding as of December 31, 2006, 2005 and 2004 (includes preferred securities).

					Outstanding
					Amount in
	Euro thousand				Currency
Issuer	2006	2005	2004	Currency	(Million)	Annual Interest Rate	Maturity Date
Banco Santander Central Hispano, S.A.:
May 1991	298,890	298,890	298,895	Euro	—	Floating (1)	May 2011
April 1995	—	—	51,122	Euro	—	Floating	April 2005
June 1995	60,101	60,101	60,101	Euro	—	12.70%	December 2010
December 1995	75,286	75,286	80,235	Euro	—	10.75%	December 2010
March 1997	60,101	60,101	60,101	Euro	—	7.38%	December 2012
June 1997	60,101	60,101	60,101	Euro	—	7.65%	December 2015

Santander Central Hispano Issuances, Ltd.:
April 1994	28,121	28,121	28,121	Euro	—	Floating	April 2009
June 1998	151,162	153,388	153,390	Euro	—	5.25%	June 2008
July 1999	490,510	500,000	500,000	Euro	—	5%	July 2009
March 2000	439,840	500,000	500,000	Euro	—	6%	July 2010
March 2001	500,000	500,000	500,000	Euro	—	Floating	March 2011
March 2001	453,542	500,000	500,000	Euro	—	6%	March 2011
September 2001	—	500,000	500,000	Euro	—	From fixed to floating (3) & (25)	September 2011
April 2002	350,000	350,000	350,000	Euro	—	Floating	April 2012
April 2002	643,750	650,000	650,000	Euro	—	From fixed to floating (4)	April 2012
April 1990	—	—	146,832	U.S. Dollar	—	Floating (2)	Perpetual
July 1990	—	—	293,664	U.S. Dollar	—	Floating (2)	Perpetual
October 1990	—	—	67,543	U.S. Dollar	—	Floating (2)	Perpetual
April 1995	—	—	220,248	U.S. Dollar	—	7.88%	April 2005
May 1995	—	—	110,124	U.S. Dollar	—	7.75%	May 2005
June 1995	—	—	73,416	U.S. Dollar	—	7.50%	June 2005
July 1995	—	—	146,832	U.S. Dollar	—	6.80%	July 2005
August 1995	—	—	110,124	U.S. Dollar	—	Floating	August 2005
November 1995	151,860	169,535	146,832	U.S. Dollar	200	7%	November 2015
February 1996	—	169,535	146,832	U.S. Dollar	—	6.50%	February 2006
February 1996	227,790	254,302	220,248	U.S. Dollar	300	6%	February 2011
April 1996	—	211,918	183,540	U.S. Dollar	—	7%	April 2006
May 1996	—	169,535	146,832	U.S. Dollar	—	7.25%	May 2006
July 1996	—	190,726	165,186	U.S. Dollar	—	7.70%	July 2006
October 1996	—	127,151	110,124	U.S. Dollar	—	Floating	October 2006
February 1997	113,895	127,151	110,124	U.S. Dollar	150	Floating	February 2007
November 1999	474,563	529,796	458,850	U.S. Dollar	625	8%	November 2009
September 2000	759,301	847,673	734,160	U.S. Dollar	1,000	7%	September 2010
May 2002	37,965	42,384	36,708	U.S. Dollar	50	Floating	May 2012
May 2002	37,965	42,384	36,708	U.S. Dollar	50	Floating	May 2012
June 2000	74,250	76,421	67,380	Singapore Dollar	150	5%	June 2010
November 2000	297,841	291,836	283,663	Pounds sterling	—	6%	November 2010

Santander Consumer Bank Aktiengelsellschaft:
Sundry issues	78,875	86,989	115,548	Euro	—	From 2.83% to 9.5%	From August 2006 to January 2016

Banco Santander Chile: (merged with B. Santiago)
October 1996	—	51,706	42,153	Chilean pesos	—	Floating	October 2016
January 1992 — October 1999	44,136	5,379	6,674	Chilean pesos	30,908	7.5% — 7.75%	Various maturities
May 1996	25,248	31,073	25,585	Chilean pesos	17,682	7.12%	December 2015
September 1996	19,571	23,761	19,333	Chilean pesos	13,706	6.88%	March 2016
September 1996	24,556	29,466	23,608	Chilean pesos	17,196	6.90%	March 2011
August 2006	130,979	—	—	Chilean pesos	91,726	4.4% — 4.5%	September 2026
November 1998	—	—	147,380	U.S. Dollar	—	6.50%	November 2005
July 1997	59,255	66,353	57,293	U.S. Dollar	78	8.47%	July 2007
January 2003	168,535	189,217	163,777	U.S. Dollar	222	8.64%	July 2012

					Outstanding
					Amount in
	Euro thousand				Currency
Issuer	2006	2005	2004	Currency	(Million)	Annual Interest Rate	Maturity Date
December 2004	227,790	255,076	221,070	U.S. Dollar	300	5.67%	December 2014

Totta-Credito Especializado, IFIC, S.A (formerly McLeasing Sdad. Loc.Fin).:
June 1997	4,988	4,988	4,988	Euro	—	Floating	June 2007

Banco Santander Banespa, S.A.:
September 2005	380,184	419,603	—	U.S. Dollar	500	8.70%	Perpetual
2006	994,560	—	—	Brazilian Real	2,797	Floating	From July 2016 to September 2016

Banco Santander Totta, S.A.:
February 2001	—	19,924	27,627	Euro	—	Floating (31)	Perpetual
May 1995	—	—	41,151	Euro	—	Floating	May 2005
July 1996	—	74,820	74,820	Euro	—	Floating	July 2006
September 1987	—	—	3,596	Euro	—	Floating (5)	September 2007
April 2001	—	16,337	16,312	Euro	—	5% (26)	April 2009
December 2000	—	13,868	13,797	Euro	—	Floating (31)	Perpetual
November 1997	27,764	28,881	28,290	Euro	—	Floating	Perpetual
December 1997	9,497	13,321	12,721	Euro	—	Floating	Perpetual
December 1998	—	—	12,791	Euro	—	Floating (6)	December 2008
December 1999	—	—	22,122	Euro	—	Floating (7)	November 2009
February 2001	—	9,961	1,243	Euro	—	Floating	Perpetual
April 2001	—	19,402	19,402	Euro	—	5% (26)	April 2009
May 2001	9,466	9,484	9,498	Euro	—	Floating	May 2007
December 2002	15,050	15,025	15,050	Euro	—	Floating	December 2008
December 2005	300,000	300,000	—	Euro	—	3.942%	December 2015

Banesto Group:
October 1990	—	—	132,883	U.S. Dollar	—	Floating (8)	Perpetual
March 1997	113,895	127,151	110,125	U.S. Dollar	150	7.5%	March 2007
September 2003	500,000	500,000	500,000	Euro	—	Floating	September 2013
March 2004	500,000	500,000	500,000	Euro	—	From fixed to floating (9)	March 2016

Santander Central Hispano Financial Services Ltd.:
February 1990	—	—	146,832	U.S. Dollar	—	Floating (10)	Perpetual
June 2001	297,841	291,836	283,665	Pounds Sterling	200	From fixed to floating (11)	Perpetual

Santander Issuances, S.A.:
September 2004	500,000	500,000	500,000	Euro	—	From fixed to floating (12)	September 2019
September 2004	500,000	500,000	500,000	Euro	—	Floating (13)	September 2014
March 2006 — July 2006	1,550,000	—	—	Euro	—	Floating	March 2016 — July 2017
May 2006	500,000	—	—	Euro	—	4.25% (27)	May 2018
May 2006	297,841	—	—	Pounds Sterling	200	5.375% (28)	May 2016
July 2006	446,761	—	—	Pounds Sterling	300	5.375% (29)	July 2017
June 2006	607,441	—	—	U.S. Dollar	800	5.8% — 5.9%	June 2016
June 2006	379,651	—	—	U.S. Dollar	500	Floating	June 2016

Banco Santander, S.A., Institución de Banca Múltiple, Grupo Financiero Santander:
November 2004	28,777	21,199	18,311	U.S. Dollar	—	Floating (15)	November 2014
February 2005	28,659	42,068	—	U.S. Dollar	—	Floating	March 2015

Santander Perpetual, S.A. Unipersonal:
December 2004	750,000	750,000	750,000	Euro	—	From fixed to floating (14)	Perpetual

Abbey Group:
December 1991	223,380	218,882	211,483	Pounds Sterling	150	11.5%	April 2017
June 1992	—	145,921	142,193	Pounds Sterling	—	10.75%	December 2006
February 1993	223,380	218,882	211,949	Pounds Sterling	150	10.125%	April 2023

					Outstanding
					Amount in
	Euro thousand				Currency
Issuer	2006	2005	2004	Currency	(Million)	Annual Interest Rate	Maturity Date
October 1999	223,380	218,882	210,854	Pounds Sterling	150	6.5%	October 2030
September 2000	483,991	474,245	456,202	Pounds Sterling	325	7.5%	Perpetual
September 2000	632,911	620,166	603,402	Pounds Sterling	425	7.5%	Perpetual
September 2000	260,611	255,363	245,565	Pounds Sterling	175	7.380%	Perpetual
September 2000	409,531	401,284	395,254	Pounds Sterling	275	7.13%	Perpetual
October 1995	297,841	291,843	283,451	Pounds Sterling	200	10.063%	Perpetual
April 2005	297,841	291,843	—	Pounds Sterling	200	From fixed to floating (22)	April 2015
July 2001 (20)	—	291,843	283,667	Pounds Sterling	—	7.25%	Perpetual
May 1997 (20)	—	182,397	177,292	Pounds Sterling	—	8.75%	Perpetual
September 1994	95,584	108,142	107,494	Japanese Yens	15,000	5.56%	Perpetual
February 1995	31,861	36,047	35,831	Japanese Yens	5,000	5.5%	Perpetual
December 1996	31,861	36,047	35,831	Japanese Yens	5,000	From fixed to floating (17)	Perpetual
October 1995	—	—	550,566	U.S. Dollar	—	6.69%	October 2005
October 1996	—	423,882	366,586	U.S. Dollar	—	7.35% (30)	Perpetual
June 1998	379,651	423,882	365,877	U.S. Dollar	500	6.7%	Perpetual
October 1999	759,301	847,765	726,808	U.S. Dollar	—	7.95%	October 2029
August 2001	—	339,106	290,205	U.S. Dollar	—	7.25% (30)	Perpetual
May 2002	37,965	42,388	36,578	U.S. Dollar	50	Floating	May 2012
May 2002	37,965	42,388	36,576	U.S. Dollar	50	Floating	May 2012
April 2005	500,000	501,014	—	Euro	500	Floating (21)	April 2015
December 1998	511,292	512,328	509,986	Euro	—	5%	January 2009
February 1999	500,000	501,014	498,982	Euro	—	4.63%	February 2011
April 1999 (18)	—	—	99,440	Euro	—	5.75%	Perpetual
June 2002	500,000	501,014	499,373	Euro	—	Floating	June 2012
September 2000	400,000	400,811	397,961	Euro	—	From fixed to floating (19)	Perpetual

Santander Consumer Finance, S.A.:
September 2006	499,540	—	—	Euro	—	Floating	September 2016

Santander Factoring y Confirming, S.A., E.F.C.:
June 1999 — December 2005	50,040	—	—	Euro	—	Floating (32)	Various maturities

Santander BanCorp:
October 2004 — October 2005	94,913	—	—	U.S. Dollar	254	From 5% to 6%	June 2032

Total Valuation adjustments	795,258	1,260,086	1,523,069
Subtotal subordinated debt	23,586,251	21,990,688	22,178,156

Preferred securities

Banesto Group:
Banesto Preferentes S.A. December 2003	131,144	131,144	131,144	Euro	—	Floating	Perpetual
Banesto S.A. November 2004	200,000	200,000	200,000	Euro	—	5.5%	Perpetual
Banesto S.A. October 2004	125,000	125,000	125,000	Euro	—	From fixed to floating (23)	Perpetual

Santander Finance Capital S.A.:
October 2003	450,000	450,000	450,000	Euro	—	Floating	Perpetual
February 2004	400,000	400,000	400,000	Euro	—	Floating	Perpetual
July 2004	750,000	750,000	750,000	Euro	—	Floating	Perpetual
September 2004	680,000	680,000	680,000	Euro	—	Floating	Perpetual
April 2005	1,000,000	952,744	—	Euro	—	From fixed to floating (24)	Perpetual

Santander Finance Preferred S.A. Unipersonal:
March 2004	144,267	161,058	139,491	U.S. Dollar	—	6.41%	Perpetual
November 2006	379,651	—	—	U.S. Dollar	500	6.8%	Perpetual
September 2004	300,000	300,000	300,000	Euro	—	Floating	Perpetual
October 2004	200,000	200,000	200,000	Euro	—	5.75%	Perpetual

Abbey Group

					Outstanding
					Amount in
	Euro thousand				Currency
Issuer	2006	2005	2004	Currency	(Million)	Annual Interest Rate	Maturity Date
February 2000	759,302	847,673	734,160	U.S. Dollar	1,000	9.000%	Perpetual
August 2002	379,651	423,837	367,080	U.S. Dollar	500	7.38%	Perpetual
February 2001	446,760	437,764	425,502	Pounds Sterling	300	7.04%	Perpetual
August 2002	260,038	255,363	248,209	Pounds Sterling	175	6.98%	Perpetual

Santander PR Capital Trust I:
February 2006	94,913	—	—	Euro	—	6.75%	July 2036

Total valuation adjustments	135,844	458,185	141,430	—	—	—	—
Subtotal preferred securities	6,836,570	6,772,768	5,292,016

TOTAL SUBORDINATED DEBT	30,422,821	28,763,456	27,470,172
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
(16) This issue can be exchangeable, at the option of Abbey, for fully paid 10 3/4 per cent non-cumulative sterling preference shares of 1 sterling pound nominal value each of Abbey National, at the rate of one new sterling preference share for every 1 sterling pound principal amount of the issue.
(17) This issue has a fixed rate of 4% until December 2016, and from this date, it is Libor 3M plus 1.5%.
(18) This issuance has been cancelled in April 2005.
(19) This issue has a fixed rate of 7.125% until September 2010, and from this date, the interest is Euribor 3M plus 2.3%.
(20) These issuances have been included as a consequence of the application of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, since they have been issued by Abbey’s Group insurance companies.
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

(25) This issuance has been cancelled in September 2006.
(26) This issuance has been cancelled in April 2006.
(27) This issue has a fixed rate of 4.25% until May 2013. From this date, the rate is Euribor 3M plus 0.82%.
(28) This issue has a fixed rate of 5.375% until May 2011. From this date, the rate is Euribor 3M plus 0.69%.
(29) This issue has a fixed rate of 5.375% for the first five years, and from June 2011, the interest rate is Libor 3M Euribor 3M plus 0.86%.
(30) This issuance has been cancelled in October 2006.
(31) These issuances have been purchased by Santander’s Group.
(32) In previous years, issuances between Santander Factoring & Confirming and Santander’s Group were net, so the result of them was zero.

Exhibit VIII

	Year end December 31,
	2006		2005		2004
	Including	Excluding	Including	Excluding	Including	Excluding
	interest on	interest on	interest on	interest on	interest on	interest on
EU-IFRS(*)	deposits	deposits	deposits	deposits	deposits	deposits
FIXED CHARGES:
Fixed charges	24,021,502	10,910,914	22,111,792	8,463,140	9,622,038	4,191,211

EARNINGS:
Income from continuing operations before taxes, minority interest and extraordinary items	8,711,558	8,711,558	7,349,807	7,349,807	4,051,646	4,051,646
Distributed earnings from associated companies	(262,315)	(262,315)	(437,978)	(437,978)	(272,632)	(272,632)
Fixed charges	24,021,502	10,910,914	22,111,792	8,463,140	9,622,038	4,191,211

Total earnings for ratio calculation	32,470,745	19,360,157	29,023,621	15,374,969	13,401,052	7,970,225

Ratio of earnings to fixed charges	1.35	1.77	1.31	1.82	1.39	1.90

	Year end December 31,
	2006		2005		2004		2003		2002
	Including	Excluding	Including	Excluding	Including	Excluding	Including	Excluding	Including	Excluding
	interest on	interest on	interest on	interest on	interest on	interest on	interest on	interest on	interest on	interest on
U.S. GAAP:	deposits	deposits	deposits	deposits	deposits	deposits	deposits	deposits	deposits	deposits
FIXED CHARGES:
Fixed charges	23,931,995	10,821,407	22,037,681	8,389,029	9,514,554	3,962,511	9,136,028	3,505,885	13,228,644	4,766,787
Preferred dividends	89,507	89,507	74,111	74,111	2,869	2,869	311,317	311,317	400,665	400,665

Total fixed charges + preferred dividends	24,021,502	10,910,914	22,111,792	8,463,140	9,517,423	3,965,380	9,447,345	3,817,202	13,629,309	5,167,452

EARNINGS:
Income from continuing operations before taxes, minority interest and extraordinary items	8,680,892	9,617,568	7,571,852	7,571,852	3,809,934	3,809,934	3,140,200	3,140,200	3,106,740	3,106,740
Distributed earnings from associated companies	(262,315)	(262,315)	(437,978)	(437,978)	(174,889)	(174,889)	(380,922)	(380,922)	(189,020)	(189,020)
Fixed charges	23,931,995	10,821,407	22,037,681	8,389,029	9,514,554	3,962,511	9,136,028	3,505,885	13,228,644	4,766,787

Total earnings for ratio calculation	32,350,572	19,239,984	29,171,555	15,522,903	13,149,599	7,597,556	11,895,306	6,265,163	16,146,364	7,684,507

Ratio of earnings to fixed charges	1.35	1.78	1.32	1.85	1.38	1.92	1.30	1.79	1.22	1.61
Ratio of earnings to combined fixed charges and preferred stock dividends	1.35	1.76	1.32	1.83	1.38	1.92	1.26	1.64	1.18	1.49

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

EXHIBIT INDEX

Exhibit
Number	Description

1.1	By-laws (Estatutos) of Banco Santander Central Hispano, S.A., as amended.

1.2	By-laws (Estatutos) of Banco Santander Central Hispano, S.A., as amended (English translation).

4.1*	Consortium and Shareholders’ Agreement, dated May 28, 2007 among The Royal Bank of Scotland Group plc, Banco Santander Central Hispano, S.A., Fortis N.V., Fortis SA/NV and RFS Holdings B.V.

8.1	List of Subsidiaries (incorporated by reference as Exhibits I, II and III of our Financial Pages filed with this Form 20-F).

12.1	Section 302 Certification by the Chief Executive Officer

12.2	Section 302 Certification by the Chief Financial Officer

12.3	Section 302 Certification by the Chief Accounting Officer

13.1	Section 906 Certification by the Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer

15.1	Consent of Deloitte, S.L.
We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Banco Santander Central Hispano, S.A.

*
Pursuant to a request for confidential treatment filed with the Securities and Exchange Commission, the confidential portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission.