Form 20-F
period 2007-12-31
Banco Santander, S.A.
filed 2008-06-27
CIK 891478

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from            to
Commission file number 001-12518

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
BANCO SANTANDER, S.A.
(Exact name of Registrant as specified in its charter)
Kingdom of Spain
(Jurisdiction of incorporation)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid), Spain
(address of principal executive offices)
José Antonio Álvarez
Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain
Tel: +34 91 289 32 80
Fax: +34 91 257 12 82
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Name of each exchange
Title of each class	on which registered
American Depositary Shares, each representing the right to receive one Share of Capital Stock of Banco Santander, S.A., par value Euro 0.50 each	New York Stock Exchange
Shares of Capital Stock of Banco Santander, S.A., par value Euro 0.50 each	New York Stock Exchange
Non-cumulative Guaranteed Preferred Stock of Santander Finance Preferred, S.A. Unipersonal, Series 1, 4, 5 and 6	New York Stock Exchange
Guarantee of Non-cumulative Guaranteed Preferred Stock of Santander Finance Preferred, S.A. Unipersonal, Series 1,4,5 and 6

*	Banco Santander Shares are not listed for trading, but only in connection with the registration of the American Depositary Shares, pursuant to requirements of the New York Stock Exchange.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None.
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None.
(Title of Class)
The number of outstanding shares of each class of Stock of Banco Santander, S.A. at December 31, 2007 was:
Shares par value Euro 0.50 each: 6,254,296,579
The number of outstanding shares of each class of stock of Santander Finance Preferred, S.A. Unipersonal benefiting from a guarantee of Banco Santander, S.A. at December 31, 2007 was:

Non-cumulative Preferred Securities, Series 1	7,600,000
Non-cumulative Preferred Securities, Series 4	20,000,000
Non-cumulative Preferred Securities, Series 5	24,000,000
Non-cumulative Preferred Securities, Series 6	14,000,000
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
US GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☑
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐        Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2 of the Exchange Act).
Yes ☐      No ☑

BANCO SANTANDER, S.A.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Accounting Principles
Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the year ended December 31, 2007 in conformity with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
Except where noted otherwise, the financial information contained in this report has been prepared according to the International Financial Reporting Standards as adopted by the European Union required to be applied under Bank of Spain’s Circular 4/2004. Our financial statements for the fiscal year ended December 31, 2005 were the first to be prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and the financial statements for the fiscal year ended December 31, 2004 were restated using the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 standards. Financial information for fiscal years ended on or prior to December 31, 2003, was prepared according to Bank of Spain Circular 4/91 (“previous Spanish GAAP”) and is not comparable with that prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. Note 57 to the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2006 contains a description of the significant differences between these accounting standards. Note 57 in our Annual Report on Form 20-F for the year ended December 31, 2007 contains a description of significant differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and Generally Accepted Accounting Principals in the United States (“U.S. GAAP”).
We have formatted our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the U.S. Securities and Exchange Commission that contains formatting requirements for bank holding company financial statements. We have, however, included summary financial information that reflects the required reclassifications in Note 57 to our consolidated financial statements.
The information prepared under EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 for 2004 differs from the information contained in the statutory consolidated financial statements for that year, as approved at the Annual General Meeting on June 18, 2005, which were prepared in accordance with previous Spanish GAAP.
Additionally, the information contained in the consolidated income statements for the years ended December 31, 2006, 2005 and 2004 differs from the consolidated income statement data for such periods included in our Annual Report on Form 20-F for the year ended December 31, 2006 due to the reclassification of amounts relating to operations that were discontinued in 2007, such as the sale of our Latin American pension management companies. (See “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations”). Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, revenues and expenses of discontinued businesses must be reclassified from each income statement line item to “Profit from discontinued operations”. Revenue and expenses from prior years are also required to be reclassified for comparison purposes to present the same businesses as discontinued operations. This change in presentation does not affect “Profit attributed to the Group” (see Note 37 to our consolidated financial statements).
Our auditors, Deloitte, S.L., have audited our consolidated financial statements in respect of the three years ended December 31, 2007, 2006 and 2005 in accordance with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. See page F-1 to our consolidated financial statements for the 2007, 2006 and 2005 report prepared by our independent registered public accounting firm.
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

General Information
Our consolidated financial statements are in Euros, which are denoted “euro”, “euros”, EUR or “€” throughout this annual report. Also, throughout this annual report, when we refer to:
•	“dollars”, US$ or “$”, we mean United States dollars;
•	“pounds” or “£”, we mean United Kingdom pounds; and
•	“one billion”, we mean 1,000 million.
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
Economic and Industry Conditions
•	exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk and equity price risk;
•	general economic or industry conditions in Spain, the United Kingdom, other European countries, Latin America and the other areas in which we have significant business activities or investments;
•	the effects of a decline in real estate prices, particularly in Spain and the UK;
•	monetary and interest rate policies of the European Central Bank and various central banks;
•	inflation or deflation;
•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR/DCaR/ACaR model we use;
•	changes in competition and pricing environments;
•	the inability to hedge some risks economically;
•	the adequacy of loss reserves;
•	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;
•	changes in demographics, consumer spending or saving habits; and
•	changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.
Political and Governmental Factors
•	political stability in Spain, the United Kingdom, other European countries and Latin America; and
•	changes in Spanish, UK, EU or foreign laws, regulations or taxes.
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
Except where noted otherwise, the financial information contained in this report has been prepared according to the International Financial Reporting Standards as adopted by the European Union (“EU-IFRS”) required to be applied under Bank of Spain’s Circular 4/2004. Our financial statements for the fiscal year ended December 31, 2005 were the first to be prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and the financial statements for the fiscal year ended December 31, 2004 were restated using the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. Financial information for fiscal years ended on or prior to December 31, 2003 was prepared according to Bank of Spain Circular 4/91 (“previous Spanish GAAP”) and is not comparable with that prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. Note 57 to the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2006 contains a description of the significant differences between these accounting standards. Note 57 to the 2007 consolidated financial statements contains a description of significant differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP. In addition, our financial information is presented according to the classification format for banks used in Spain.
In the F-pages of this Form 20-F, audited financial statements for the years 2007, 2006 and 2005 are presented. Audited financial statements for the year 2004 are not included in this document, but they can be found in our previous annual reports on Form 20-F.
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

The information contained in the consolidated income statements for the years ended December 31, 2006, 2005 and 2004 differs from the consolidated income statement data for such periods included in our Annual Report on Form 20-F for the year ended December 31, 2006 due to the reclassification of amounts relating to operations that were discontinued in 2007, such as the sale of our Latin American pension management companies (see “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations”). Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, revenues and expenses of discontinued businesses must be reclassified from each income statement line item to “Profit from discontinued operations”. This presentation requirement came into effect in the fiscal year ended December 31, 2006. Revenues and expenses from prior years are also required to be reclassified for comparison purposes to present the same businesses as discontinued operations. This change in presentation does not affect “Profit attributed to the Group” (see Note 37 to our consolidated financial statements).

	Year Ended December 31,
	2007	2006	2005	2004
	(in thousands of euros, except percentages and per share data)

Interest and similar income	45,803,354	36,832,823	33,088,647	17,438,432
Interest expense and similar charges	(30,921,470)	(24,757,027)	(22,764,846)	(10,271,876)
Income from equity instruments	413,242	404,000	335,576	388,876

Net interest income	15,295,126	12,479,796	10,659,377	7,555,432
Share of results from entities accounted for by the equity method	441,457	426,921	619,157	448,220
Net fees and commissions (1)	8,040,175	7,024,195	6,061,196	4,550,753
Insurance activity income	319,353	253,084	201,466	144,529
Gains on financial transactions (2)	2,972,358	2,149,174	1,534,360	1,090,343

Gross income	27,068,469	22,333,170	19,075,556	13,789,277
Net income from non-financial activities (3)	152,072	118,913	156,178	118,308
Other operating expenses (4)	(118,639)	(118,625)	(88,706)	(61,064)
General administrative expenses	(11,018,329)	(9,969,171)	(9,364,408)	(6,683,623)
Personnel	(6,551,201)	(5,967,873)	(5,611,308)	(4,232,981)
Other general and administrative expenses	(4,467,128)	(4,001,298)	(3,753,100)	(2,450,642)
Depreciation and amortization	(1,267,880)	(1,146,547)	(1,013,943)	(830,621)

Net operating income	14,815,693	11,217,740	8,764,677	6,332,277
Impairment losses (net)	(5,078,513)	(2,550,570)	(1,801,934)	(1,787,871)
Net gains on disposal of investments in associates (5)	16,388	271,961	1,298,935	30,891
Net results on other disposals, provisions, and other income (6)	1,421,673	56,255	(600,781)	(219,573)

Profit before tax	11,175,241	8,995,386	7,660,897	4,355,724
Income tax	(2,335,686)	(2,254,598)	(1,241,830)	(491,922)

Profit from continuing operations	8,839,555	6,740,788	6,419,067	3,863,802
Profit from discontinued operations	796,595	1,504,965	330,703	132,432

Consolidated profit for the year	9,636,150	8,245,753	6,749,770	3,996,234
Profit attributed to minority interests	575,892	649,806	529,666	390,364

Profit attributed to the Group	9,060,258	7,595,947	6,220,104	3,605,870

Per Share Information:
Average number of shares (thousands) (7)	6,341,771	6,248,376	6,240,611	4,950,498
Basic earnings per share (in euros)	1.4287	1.2157	0.9967	0.7284
Basic earnings per share – continued operations (in euros)	1.3170	1.0127	0.9599	0.7142
Diluted earnings per share (in euros)	1.4139	1.2091	0.9930	0.7271
Dividends paid (in euros)	0.25	0.52	0.42	0.33
Dividends paid (in US$)	0.36	0.65	0.49	0.39

	Year ended December 31,
	2007	2006	2005	2004
	(in thousands of euros, except percentages and per share data)

Total assets	912,914,971	833,872,715	809,106,914	664,486,300
Loans and advances to credit institutions (8)	50,919,499	60,174,538	59,773,022	58,379,774
Loans and advances to customers (net) (8)	565,477,011	523,345,864	435,828,795	369,350,064
Investment Securities (9)	132,035,268	136,760,433	203,938,360	138,753,764
Investments: Associates	15,689,127	5,006,109	3,031,482	3,747,564

Liabilities
Deposits from central banks and credit institutions (10)	112,896,023	113,035,937	148,622,407	83,750,339
Customer deposits (10)	355,704,302	331,222,601	305,765,280	283,211,616
Debt securities (10)	233,634,496	204,069,390	148,840,346	113,838,603

Capitalization
Guaranteed Subordinated debt excluding preferred securities (11)	16,742,134	11,186,480	8,973,699	9,369,939
Secured Subordinated debt	—	—	—	508,039
Other Subordinated debt	11,666,663	12,399,771	13,016,989	12,300,178
Preferred securities (11)	7,261,382	6,836,570	6,772,768	5,292,016
Preferred shares (11)	522,558	668,328	1,308,847	2,124,222
Minority interest (including net income of the period)	2,358,269	2,220,743	2,848,223	2,085,316
Stockholders’ equity (12)	55,199,882	44,851,559	39,778,476	34,414,942
Total capitalization	93,750,888	78,163,451	72,699,002	66,094,652
Stockholders’ Equity per Share (12)	8.70	7.18	6.37	6.95

Other managed funds
Mutual funds	119,210,503	119,838,418	109,480,095	97,837,724
Pension funds	11,952,437	29,450,103	28,619,183	21,678,522
Managed portfolio	19,814,340	17,835,031	14,746,329	8,998,388
Savings–insurance policies	9,008,968	6,384,994	15,145,607	16,843,995
Total other managed funds	159,986,248	173,508,546	167,991,214	145,358,629

Consolidated Ratios
Profitability Ratios:
Net Yield (13)	1.84%	1.67%	1.68%	2.21%
Efficiency ratio (14)	44.26%	48.53%	52.82%	53.18%
Return on average total assets (ROA)	1.10%	1.00%	0.91%	1.01%
Return on average stockholders’ equity (ROE)	21.91%	21.39%	19.86%	19.74%
Capital Ratio:
Average stockholders’ equity to average total assets	4.71%	4.36%	4.24%	4.62%
Ratio of earnings to fixed charges (15)
Excluding interest on deposits	1.66%	1.76%	1.80%	1.90%
Including interest on deposits	1.34%	1.35%	1.31%	1.39%

Credit Quality Data
Allowances for impaired assets (excluding country risk)	9,302,230	8,626,937	7,902,225	6,813,354
Allowances for impaired assets as a percentage of total loans	1.62%	1.62%	1.78%	1.81%
Impaired assets (16)	6,178,655	4,607,547	4,341,500	4,114,691
Impaired assets as a percentage of total loans	1.07%	0.87%	0.98%	1.09%
Allowances for impaired assets as a percentage of impaired assets	150.55%	187.23%	182.02%	165.59%
Net loan charge-offs as a percentage of total loans	0.47%	0.34%	0.23%	0.16%

(1)	Equals “Fee and commission income” less “Fee and commission expense” as stated in our consolidated financial statements.

(2)	Equals the sum of “Gains/losses on financial assets and liabilities (net)” and “Exchange differences (net)” as stated in our consolidated financial statements.

(3)	Equals the sum of “Sales and income from the provision of non-financial services” and “Cost of sales” as stated in our consolidated financial statements.

(4)	Equals the sum of “Other operating income” and “Other operating expenses” as stated in our consolidated financial statements.

(5)	Equals the sum of “Other gains: Gains on disposal of investments in associates” and “Other losses: Losses on disposal of investments in associates” as stated in our consolidated financial statements.

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

(13)
Net yield is the total of net interest income (including dividends on equity securities) divided by average earning assets. See “Item 4. Information on the Company—B. Business Overview—Financial Management and Equity Stakes—Assets—Earning Assets—Yield Spread”.

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

The following table shows net income, stockholders’ equity, total assets and certain ratios on a U.S. GAAP basis.
U.S. GAAP

	As of and for the year ended December 31,
	2007	2006	2005	2004	2003
	(in thousands of euros, except ratios and per share data)
Net income (1)	7,296,817	7,414,571	6,318,460	3,940,866	2,264,332
Of which:
Continuing operations	6,724,962	6,305,470	6,088,760	3,870,587	2,264,332
Discontinued operations	571,855	1,109,101	229,700	70,279	—
Stockholders’ equity (1)(2)	57,393,597	48,703,540	43,784,335	38,671,623	25,093,234
Total assets	899,911,121	841,939,558	845,345,463	604,084,270	350,662,064
Basic earnings per share (3)	1.15	1.19	1.01	0.80	0.47
Basic earnings per share – continued operations	1.06	1.01	0.98	0.78	0.47
Stockholders’ equity per share (2)(3)	9.05	7.79	7.02	7.81	5.26
Ratio of earnings to fixed charges: (4)
Excluding interest on deposits	1.47	1.66	1.81	1.94	1.79
Including interest on deposits	1.24	1.30	1.31	1.39	1.30
Ratio of earnings to combined fixed charges and preferred stock dividends: (5)
Excluding interest on deposits	1.46	1.65	1.79	1.86	1.64
Including interest on deposits	1.24	1.30	1.30	1.37	1.26

(1)
For information concerning the reconciliation between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP and a discussion of the significant U.S. GAAP adjustments to net income and stockholders’ equity, see Note 57 to our consolidated financial statements.

(2)	As of the end of each period. The book value of our treasury stock has been deducted from stockholders’ equity.

(3)	Per share data have been calculated on the basis of the weighted average number of our shares outstanding in the relevant year, deducting treasury stock.

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

(5)
For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income from continuing operations before taxation and minority interest, plus fixed charges and after deduction of the unremitted pre-tax income of companies accounted for by the equity method. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, preferred stock dividend requirements (corresponding to minority interest participation and, accordingly, not eliminated in consolidation), and the proportion of rental expense deemed representative of the interest factor. Preferred stock dividends for any year represent the amount of pre-tax earnings required to pay dividends on preferred stock outstanding during such year. Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 all payments from preferred securities are accounted for as interest expenses and consequently this ratio is not necessary. (For details of the different accounting treatment given to preferred securities under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP see Notes 57.2, 57.5 and 57.6 to our consolidated financial statements).

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

	Rate During Period
	Period End	Average Rate(1)
Calendar Period	($)	($)
2003	1.2597	1.411
2004	1.3538	1.2478
2005	1.1842	1.2449
2006	1.3197	1.2661
2007	1.4603	1.3797

(1)	The average of the Noon Buying Rates for euros on the last day of each month during the period.

	Rate During Period
Last six months	High $	Low $
2007
December	1.4759	1.4344
2008
January	1.4877	1.4574
February	1.5187	1.4495
March	1.5805	1.5195
April	1.6010	1.5568
May	1.5784	1.5370
June (through June 19, 2008)	1.5731	1.5368
On June 19, 2008, the exchange rate for euros and dollars (expressed in dollars per euro), based on the Noon Buying Rate, was $1.5502.
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
Our loan portfolio is mainly concentrated in Continental Europe (in particular, Spain), the United Kingdom and Latin America. At December 31, 2007, Continental Europe accounted for approximately 55% of our total loan portfolio (Spain accounted for 34% of our total loan portfolio), while the United Kingdom and Latin America accounted for 33% and 12%, respectively. Therefore, adverse changes affecting the economies of Continental Europe (in particular, Spain), the United Kingdom or the Latin American countries where we operate would likely have a significant adverse impact on our loan portfolio and, as a result, on our financial condition, cash flows and results of operations. See “Item 4. Information on the Company—B. Business Overview.”

Some of our business is cyclical and our income may decrease when demand for certain products or services is in a down cycle.
The level of income we derive from certain of our products and services depends on the strength of the economies in the regions where we operate and certain market trends prevailing in those areas. Therefore, negative cycles may adversely affect our income in the future.
A sudden shortage of funds could increase our cost of funding and have an adverse effect on our liquidity and funding.
Historically, our principal source of funds has been customer deposits (demand, time and notice deposits). At December 31, 2007, 17.4% of these customer deposits were time deposits in amounts greater than $100,000. Time deposits represented 48.9%, 44.2% and 43.5% of total customer deposits at the end of 2007, 2006 and 2005, respectively. Large-denomination time deposits may be a less stable source of deposits than other type of deposits. The loss of market liquidity, triggered by the deterioration of the U.S. sub-prime credit market, continues to affect the supply and cost of liquidity and funding. The effects of the downturn have spread to the global economy, in particular to issuances in wholesale markets (principally asset backed securities) and to availability of liquid resources via the interbank markets. In this context, there can be no assurance that we will not incur materially higher funding costs or be required to liquidate certain assets.
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
From 2003 to 2006, historically low interest rates in the Eurozone caused an increase in the demand for mortgage loans. This had repercussions in housing prices, which also rose significantly. During 2007 and 2008 the housing market, both supply and demand, has adjusted sharply and interest rates have increased strongly in the Eurozone. As a consequence, our impaired assets as a percentage of total loans increased from 0.87% at December 31, 2006 to 1.07% at December 31, 2007. At March 31, 2008, our impaired assets as a percentage of total loans increased further to 1.29%. As real estate mortgages are one of our main assets, comprising 50% of our loan portfolio at December 31, 2007, we are currently highly exposed to developments in real estate markets. Interest rate increases from today’s levels could have a significant negative impact on our mortgage payment delinquency rates. An increase in such delinquency rates could have a material adverse effect on our business, financial condition and results of operations.
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
The performance of financial markets may cause changes in the value of the Group’s investment and trading portfolios. In some of the Group’s business, protracted adverse market movements, particularly asset price decline, can reduce the level of activity in the market or reduce market liquidity. These developments can lead to material losses if the Group cannot close out deteriorating positions in a timely way. This may especially be the case for assets of the Group for which there are less liquid markets to begin with. Assets that are not traded on stock exchanges or other public trading markets, such as derivative contracts between banks, may have values that the Group calculates using models other than publicly quoted prices. Monitoring the deterioration of prices of assets like these is difficult and could lead to losses that the Group did not anticipate.
Despite the Group’s risk management policies, procedures and methods, the Group may nonetheless be exposed to unidentified or unanticipated risks.
The Group’s risk management techniques and strategies may not be fully effective in mitigating the Group’s risk exposure in all economic market environments or against all types of risk, including risks that the Group fails to identify or anticipate. Some of the Group’s qualitative tools and metrics for managing risk are based upon the Group’s use of observed historical market behavior. The Group applies statistical and other tools to these observations to arrive at quantifications of its risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors the Group did not anticipate or correctly evaluate in its statistical models. This would limit the Group’s ability to manage its risks. The Group’s losses thus could be significantly greater than the historical measures indicate. In addition, the Group’s quantified modeling does not take all risks into account. The Group’s more qualitative approach to managing those risks could prove insufficient, exposing it to material unanticipated losses. If existing or potential customers believe the Group’s risk management is inadequate, they could take their business elsewhere. This could harm the Group’s reputation as well as its revenues and profits.
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
We can give you no assurance that our acquisition and partnership activities will perform in accordance with our expectations. We base our assessment of potential acquisitions and partnerships on limited and potentially inexact information and on assumptions with respect to operations, profitability and other matters that may prove to be incorrect. We can give no assurances that our expectations with regards to integration and synergies will materialize.
Proposals for the restructuring of the businesses we acquired from ABN AMRO are complex and may not realize the anticipated benefits for the Group
The restructuring plan in place for the integration and separation of ABN AMRO into and among the businesses and operations of the Group is complex and involves substantial reorganization of ABN AMRO’s operations and legal structure. In addition, it contemplates activities taking place simultaneously in a number of businesses and jurisdictions. Implementation of the reorganization and the realization of the forecast benefits within the planned timetable may be challenging. Execution of the restructuring requires management resources previously devoted to the Group’s businesses and the retention of appropriately skilled ABN AMRO staff. The Group may not realize the benefits of the acquisition or the restructuring when expected or to the extent projected. See “Item 4. Information on the Company—A. History and Development of the Company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations—ABN AMRO Holding, N.V. (“ABN AMRO”)”.
Increased competition in the countries where we operate may adversely affect our growth prospects and operations.
Most of the financial systems in which we operate are highly competitive. Financial sector reforms in the markets in which we operate have increased competition among both local and foreign financial institutions, and we believe that this trend will continue. In particular, price competition in Europe and Latin America has increased recently. Our success in the European and Latin American markets will depend on our ability to remain competitive with other financial institutions. In addition, there has been a trend towards consolidation in the banking industry, which has created larger and stronger banks with which we must now compete. There can be no assurance that this increased competition will not adversely affect our growth prospects, and therefore our operations. We also face competition from non-bank competitors, such as brokerage companies, department stores (for some credit products), leasing and factoring companies, mutual fund and pension fund management companies and insurance companies.

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
As of December 31, 2007, the Group’s interest rate risk measured in daily Value at Risk (“VaRD”) terms amounted to €75.4 million.
Foreign exchange rate fluctuations may negatively affect our earnings and the value of our assets and shares.
Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the price of our securities on the stock exchanges in which our shares and ADSs are traded. These fluctuations will also affect the conversion to U.S. dollars of cash dividends paid in euros on our ADSs.
In the ordinary course of our business, we have a percentage of our assets and liabilities denominated in currencies other than the euro. Fluctuations in the value of the euro against other currencies may adversely affect our profitability. For example, the appreciation of the euro against some Latin American currencies and the U.S. dollar will depress earnings from our Latin American operations, and the appreciation of the euro against the sterling will depress earnings from our UK operations. Additionally, while most of the governments of the countries in which we operate have not imposed prohibitions on the repatriation of dividends, capital investment or other distributions, no assurance can be given that these governments will not institute restrictive exchange control policies in the future. Moreover, fluctuations among the currencies in which our shares and ADSs trade could reduce the value of your investment.
As of December 31, 2007, our largest exposures on temporary positions (with a potential impact on the income statement) were concentrated on the U.S. dollar and the pound sterling. On that day, our largest exposures on permanent positions (with a potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the Mexican peso and the Chilean peso.
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
There may be less publicly available information about us than is regularly published about companies in the United States. While we are subject to the periodic reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), the disclosure required from foreign private issuers under the Exchange Act is more limited than the disclosure required from U.S. issuers. Additionally, we present our financial statements under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 which differs from U.S. GAAP. See Note 57 to our consolidated financial statements.
We are exposed to risk of loss from legal and regulatory proceedings.
The Group faces various issues that may give rise to risk of loss from legal and regulatory proceedings. These issues include appropriately dealing with potential conflicts of interest; legal and regulatory requirements; ethical issues; money laundering laws; and conduct by companies in which we hold strategic investments or joint venture partners. Failure to address these issues appropriately could increase the number of litigation claims and the amount of damages asserted against the Group or subject the Group to regulatory enforcement actions, fines and penalties. Currently, the Bank and its subsidiaries are the subject of a number of legal proceedings and regulatory actions. An adverse result in one or more of these proceedings could have a material adverse effect on our operating results for any particular period. For information relating to the legal proceedings involving our businesses, see “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal proceedings”.
Credit, market and liquidity risks may have an adverse effect on our credit ratings and our cost of funds.
Any downgrade in our ratings could increase our borrowing costs, limit our access to capital markets and adversely affect the ability of our business to sell or market their products, engage in business transactions –particularly longer-term and derivatives transactions- and retain our customers. This, in turn, could reduce our liquidity and have an adverse effect on our operating results and financial condition.
Our Latin American subsidiaries’ growth, asset quality and profitability may be adversely affected by volatile macroeconomic and political conditions.
The economies of the eight Latin American countries where we operate have experienced significant volatility in recent decades, characterized, in some cases, by slow or regressive growth, declining investment and hyperinflation. This volatility has resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. Latin American banking activities (including Retail Banking, Global Wholesale Banking, Asset Management and Private Banking) accounted for €2,666 million of our profit attributed to the Group for the year ended December 31, 2007 (an increase of 17% from €2,287 million for the year ended December 31, 2006). Negative and fluctuating economic conditions, such as a changing interest rate environment, impact our profitability by causing lending margins to decrease and leading to decreased demand for higher margin products and services. Negative and fluctuating economic conditions in some Latin American countries could also result in government defaults on public debt. This could affect us in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is high in several Latin American countries in which we operate.
In addition, revenues from our Latin American subsidiaries are subject to risk of loss from unfavorable political and diplomatic developments, social instability, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps and tax policies.
No assurance can be given that our Latin American subsidiaries’ growth, asset quality and profitability will not be affected by volatile macroeconomic and political conditions in the Latin American countries in which we operate.
Our Venezuelan subsidiary is exposed to the risk of potential nationalization.
Several recent political developments in Venezuela present an increased risk that the Venezuelan government could nationalize or otherwise seek to intervene in the operations of our Venezuelan subsidiary, which could negatively affect our operations in Venezuela.

The profit attributed to the Group obtained from Venezuela in 2007 amounted to €179 million, which accounted for 2% of the total profit attributed to the Group during the year.
Significant competition in some Latin American countries could intensify price competition and limit our ability to increase our market share in those markets.
Because some of the Latin American countries in which we operate (i) only have limited regulatory barriers to market entry, (ii) generally do not differentiate between locally or foreign-owned banks, (iii) have permitted consolidation of their banks, and (iv) do not restrict capital movements, we face significant competition in Latin America from both domestic and foreign commercial and investment banks.
Latin American economies can be directly and negatively affected by adverse developments in other countries.
Financial and securities markets in the Latin American countries where we operate are, to varying degrees, influenced by economic and market conditions in other countries in Latin America and beyond. Negative developments in the economy or securities markets in one country, particularly in an emerging market, may have a negative impact on other emerging market economies. These developments may adversely affect the business, financial condition and operating results of our subsidiaries in Latin America.
Item 4. Information on the Company
A. History and development of the company
Introduction
Banco Santander, S.A. (“Santander” or “the Bank”) is the parent bank of Grupo Santander. It was established on March 21, 1857 and incorporated in its present form by a public deed executed in Santander, Spain, on January 14, 1875.
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
The General Shareholders’ Meeting held on June 23, 2007 approved the proposal to change the current name of the Bank to Banco Santander, S.A.
We are incorporated under, and governed by the laws of the Kingdom of Spain. We conduct business under the commercial name “Santander”. Our corporate offices are located in Ciudad Grupo Santander, Avda. de Cantabria s/n, 28660 Boadilla del Monte (Madrid), Spain. Telephone: (011) 34-91-259-6520.
Principal Capital Expenditures and Divestitures
Acquisitions, Dispositions, Reorganizations
Our principal acquisitions and dispositions in 2005, 2006 and 2007 are as follows:
ABN AMRO Holding N.V. (“ABN AMRO”).
On July 20, 2007, after having obtained the regulatory authorizations required to publish the documentation for the takeover bid for ABN AMRO, the Bank, together with the Royal Bank of Scotland Group plc, Fortis N.V. and Fortis S.A./N.V. (together, the “Bidders”) formally launched, through RFS Holdings B.V., an offer for all the ordinary shares, ADSs and previously convertible preference shares of ABN AMRO. The initial acceptance period of this offer (the “Offer”) ended on October 5, 2007.

The Bidders and RFS Holdings B.V., a company newly incorporated for the purpose of making the proposed offer, entered into an agreement relating to the Offer, dated as of May 28, 2007 (the “Consortium Agreement”). The Consortium Agreement sets forth the terms on which the Offer was made and provides for the management of ABN AMRO after completion of the Offer. This includes the allocation of the ABN AMRO businesses among the Bidders and the sale of non-core assets of ABN AMRO.
On October 10, 2007, the Bidders declared the Offer to be unconditional. As of that date, the owners of 86% of the ordinary share capital of ABN AMRO had accepted the Offer (including certain shares that the Bidders already owned and had undertaken to contribute to RFS Holdings B.V.).
On the same date, the commencement of an additional offer period was announced, during which the holders of ordinary shares and ADSs of ABN AMRO could tender them, under the same terms and conditions as those of the Offer, until October 31, 2007.
At the end of the additional offer period, the owners of 98.8% of the ordinary share capital of ABN AMRO (excluding its treasury shares) had definitively accepted the Offer.
The investment made by the Bank in ABN AMRO amounted to €20,615 million and, at December 31, 2007, consisted of the Bank’s 27.9% ownership interest in the share capital of RFS Holdings B.V., the holding entity of the shares of ABN AMRO.
Following all of these actions, the Bidders began the spin-off of the business lines of ABN AMRO in order to subsequently integrate each of the spun-off businesses into the Bidders. The following business lines correspond to Santander: the Latin American Business Unit of ABN AMRO–basically Banco ABN AMRO Real S.A. (“Banco Real”) in Brazil, the Banca Antoniana Popolare Veneta Spa Banking Group (“Antonveneta”), the cash relating to the sale of the consumer banking unit of ABN AMRO in the Netherlands – “Interbank” and DMC Consumer Finance, plus 27.9% of the assets that were not allocated to any of the Bidders of the consortium and which are intended to be disposed of. The finalization of the asset spin-off and integration process is subject to approval, among other regulators, by the Dutch Central Bank.
On November 15, 2007, ABN AMRO sold the consumer finance units located in the Netherlands for €98 million. Additionally, on November 8, 2007, the Bank entered into an agreement with Monte dei Paschi di Siena for the sale, at the earliest possible date and no later than September 2008, of Antonveneta (excluding Interbanca, the corporate banking division of Antonveneta, whose net investment value amounts to approximately €800 million) for €9 billion. The transaction was completed on May 30, 2008.
Accordingly, after the sale of Antonveneta to Monte dei Paschi di Siena, the net investment made by the Bank, basically in Banco Real and Interbanca, amounted to approximately €11,615 million (see more information about Interbanca in “Recent events – Agreement between Santander and General Electric (“GE”)”).
Banco Real
Banco Real is the fourth-largest bank in Brazil in terms of volume of loans, deposits and income. It has an extensive distribution network (1,900 branches and 8,700 ATMs), which enables it to carry on full retail and wholesale banking activities throughout Brazil, currently serving over 13 million customers. It also has entities specializing in private banking and vehicle financing.
The combination of the Group’s historical business in Brazil through Santander Brazil with Banco Real positions the combined entity with a market share and an infrastructure equal to those of the two leading private banks in Brazil, and creates the second-largest bank in Brazil in terms of deposits, the third-largest in terms of lending and network size, and the fourth-largest in terms of income.

At December 31, 2006, Banco Real had assets amounting to BRL120.83 billion (€50 billion), equity amounting to BRL9.78 billion (€4 billion) and attributed profit amounting to BRL2.48 billion (€1 billion).
Banco BPI, S.A. (“BPI”). Grupo Santander announced in January 2007 that it had entered into a firm agreement with Banco Comercial Portugués (“BCP”) for the sale to this bank of 44.6 million shares of Portuguese bank BPI, representing 5.87% of BPI’s share capital, at a price of €5.70 per share. The price is equal to that offered by BCP in the tender offer launched by it for BPI, or at a higher price should BCP revise its public offer bid upwards. The agreement was subject to regulatory approvals.
In May 2007, the tender offer failed since it did not obtain the minimum required support by BPI’s shareholders on which the bid was conditioned. The Bank of Portugal had set out a maximum level of ownership by BCP in BPI in case that the tender offer did not succeed. Grupo Santander sold to BCP 35.5 million shares of BPI, with capital gains of €107 million. As of December 31, 2007, the Group held 1.2% of BPI.
Santander Consumer Chile. Santander Consumer Finance and the Bergé Group, through its Chilean subsidiary SKBergé, a company formed by Sigdo Koppers and Bergé (“SKB”), reached a strategic agreement to set up a finance company in Chile. SKB will have an ownership interest of between 10% and 49%, with the remaining 90% to 51% to be held by Santander Consumer Finance. The new company, which will operate under the name of Santander Consumer Chile, will engage in consumer finance, focusing on both car and other durable consumer goods and credit cards. As of December 31, 2007, Santander Consumer Finance has acquired 89% of the capital stock of Santander Consumer Chile (at a cost of €13 million) and SKBergé the remaining 11%.
Financiera Alcanza S.A. de C.V. SOFOL (“Alcanza”). On June 13, 2007 Santander Consumer Finance signed an agreement with the main shareholders of Alcanza to acquire and increase the capital of Alcanza. After the transaction, Santander Consumer will control 85% of Alcanza. As in its other markets, Santander Consumer’s business in Mexico will focus on consumer finance and auto financing as part of its growth strategy.
Alcanza has 160 employees in 15 branches in Mexico. The total value of the acquisition together with the capital increase is an estimated US$39.5 million. The deal was closed in December 2007.
Bolsas y Mercados Españoles, S.A. (“BME”). On July 16, 2007, Santander Investment Bolsa, S.V., S.A. announced that it had carried out a private placement of shares in BME, for the account of Grupo Santander, among other institutional investors. A total of 2,842,929 shares of BME, representing 3.4% of the share capital of BME were placed, at a price of €42.90 per share. The transaction generated capital gains of €111 million for the Group.
Sale of Latin American pension fund management companies. On July 27, 2007 we announced that we had agreed to sell our Latin American mandatory pension fund management companies (“AFPs”) to ING Group for US$1,314 million (€906 million), generating a capital gain of €747 million. The sale includes fund management companies in Mexico (Afore Santander), Chile (AFP Bansander), Colombia (AFP and Cesantía Santander) and Uruguay (Afinidad AFAP).
On November 14, 2007 we announced that we had reached an agreement with ING Groep NV for the sale of our stake in the pension fund manager Orígenes AFJP and in the annuity provider Orígenes Seguros de Retiro, in Argentina, for a total consideration of US$166 million (€112 million), generating a capital gain of €84 million for the Group.
Sale and leaseback of real estate assets.
On November 14, 2007, we announced that we had sold ten real estate properties to two companies of Grupo Pontegadea for €458 million, obtaining a capital gain of €216 million. At the same time, we entered into a 40 year long lease contract of these properties, with an option to repurchase such properties.
On November 23, 2007, we concluded the sale of 1,152 properties to a company belonging to the Pearl Group, whose main shareholder is Sun Capital. Simultaneously, Grupo Santander entered into a lease agreement for these properties for a period of between 45 to 47 years, with an option to repurchase such properties. The transaction amounts to €2,040 million, generating an approximate net capital gain of €860 million for Grupo Santander.

CB Extrobank. (“Extrobank”). In 2007 we acquired 100% of the Russian bank Extrobank for €48 million and generated goodwill of €37 million.
Drive Consumer USA Inc. (formerly, Drive Financial Services LP) (“Drive”). On September 25, 2006, we reached an agreement to acquire 90% of Drive in the U.S. for $637 million in cash, representing a multiple of 6.8 times the estimated earnings for 2006. The transaction closed in 2006 and generated goodwill of $544 million. As of June 10, 2008, Grupo Santander has bought an additional 1% stake in Drive for $17 million.
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
Until our acquisition, 64.5% of Drive was owned by HBOS plc and 35.5% by its management team. Following the acquisition by Santander, the present Chairman and COO of Drive is acting as Chief Executive Officer, maintaining ownership of 9% of Drive, a percentage on which the parties have signed a series of options which could enable Grupo Santander to buy this 9% between 2009 and 2013 at prices linked to the Drive’s earnings performance.
Abbey National plc (“Abbey”). On July 25, 2004, our Board of Directors and the Board of Directors of Abbey announced that they had reached an agreement on the terms of a recommended acquisition by us of all the ordinary shares of Abbey by means of a scheme of arrangement under the United Kingdom Companies Act.
After the approval of shareholders at the respective shareholders’ meetings of both companies, held in October 2004, and once all conditions of the transaction were met, on November 12, 2004, the acquisition was completed through the delivery of one new share of Santander for every Abbey share. The capital increase amounted to €12,540.9 million, representing 1,485,893,636 new Santander shares of €0.50 par value each and a share premium of €7.94 each.
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
Sovereign Bancorp, Inc. (“Sovereign”). On May 31, 2006, Santander acquired shares of common stock of Sovereign equal to 19.8% of Sovereign’s outstanding shares after giving effect to such purchase. The purchase price was $27 per share ($25.65 post-stock dividend), for an aggregate purchase price of $2.4 billion and generated goodwill of $760 million. The proceeds of the sale were used by Sovereign to finance a portion of the $3.6 billion cash purchase price that Sovereign paid to acquire Independence Community Bank Corp. (‘‘Independence’’).

Sovereign’s Board of Directors elected three Santander designees to its Board of Directors, and at Santander’s Annual General Meeting of Shareholders held on June 17, 2006, the chief executive officer of Sovereign at that time was elected to Santander’s Board of Directors. Effective as of the beginning of 2007, the Sovereign Board of Directors decided to appoint a new chief executive officer and the former chief executive officer resigned from Santander’s Board of Directors. No representative of Sovereign currently serves on our Board.
Under the Investment Agreement dated October 24, 2005 between Santander and Sovereign, as amended (the ‘‘Investment Agreement’’), Santander had the right to increase its stake to 24.99% of Sovereign’s outstanding shares at market prices but, unless otherwise approved by Sovereign’s shareholders, any such shares purchased had to be placed in a voting trust and voted in proportion to the votes of Sovereign’s shareholders other than Santander and its affiliates. On May 3, 2007, Sovereign’s shareholders approved an amendment to Sovereign’s articles of incorporation that, among other effects, authorizes Santander to vote the shares then held in the voting trust and any additional Sovereign shares that Santander might acquire in the future. After shareholder approval of the amendment to Sovereign’s articles of incorporation, Santander and Sovereign took the necessary steps to terminate the voting trust and transfer the shares held by the trust to Santander. Upon completion of these steps, and since June 6, 2007, Santander has had the right to vote all of the 23,593,724 Sovereign shares previously held in the voting trust.
The Investment Agreement provides that, except with the consent of Sovereign’s Board of Directors or pursuant to the procedures described below, Santander may not increase its ownership stake in Sovereign to more than 24.99% until the end of the standstill period under the Investment Agreement. The Investment Agreement also provides that, Santander has certain rights to acquire additional Sovereign shares as necessary to allow it to maintain its 24.99% ownership interest.
From time to time, since May 31, 2006, Sovereign has issued shares in the ordinary course of business pursuant to the exercise of employee stock options, resulting in dilution of Santander’s ownership interest. From time to time, Santander has made purchases of additional shares from Sovereign or in open market transactions to offset, or partially offset, this dilution. In addition, to prevent further dilution of our holding, in May 2008, we invested $312 million to subscribe to a $1.25 billion common stock offering completed by Sovereign.
As of December 31, 2007, we had acquired 24.43% of Sovereign at a cost of €2.3 billion. During 2007, we made an appraisal of our investment in Sovereign and we reduced the value of our holding by €1,053 million as of December 31, 2007 (see Note 13 to our consolidated financial statements).
The Investment Agreement provides that, until May 31, 2011, Santander will have the option to make an offer to acquire 100% of Sovereign, subject to certain conditions and limitations agreed between the parties. If such an offer is made by Santander and the offer is the highest offer resulting from an auction of Sovereign or at least equal to a full and fair price for Sovereign as determined pursuant to a competitive valuation procedure agreed by the parties, the Sovereign board must accept the offer, provided that until May 31, 2009, any offer made by Santander must be at a price of at least $38 per share. Even if the Sovereign board accepts the offer, Santander will not be permitted to complete an acquisition of Sovereign unless a majority of the non-Santander shareholders who vote at the relevant Sovereign shareholder meeting approve the acquisition. In addition, until May 31, 2011, Santander will have a right of first negotiation and a matching right with respect to third party offers to acquire Sovereign. Finally, with certain exceptions, Santander has agreed that, until May 31, 2011, it will not sell or otherwise dispose of its Sovereign shares.
Santander has several options with respect to its investment in Sovereign. Santander can hold its investment in Sovereign indefinitely, seek to acquire 100% of Sovereign or, subject to the terms of the Investment Agreement, sell or otherwise dispose of its investment.
Intesa Sanpaolo. On December 29, 2006, we announced that we had sold shares representing 4.8% of the share capital of San Paolo-IMI, S.p.A. for a total consideration of €1,585 million. This transaction generated a capital gain of €705 million for Santander.

On June 19, 2007 we announced that we had sold our final stake of 1.79% that we held in the share capital of the Italian bank Intesa Sanpaolo (the entity resulting from the merger of San Paolo-IMI and Intesa), for a total consideration of €1,206 million. The transaction generated a capital gain of €566 million for the Group.
Banco Santander Chile. On November 27, 2006 Santander announced its intention to offer up to 7.23% of Banco Santander Chile’s common stock through a public offering registered with the Securities and Exchange Commission in the United States of America.
Banco Santander Chile is Chile’s largest bank, in terms of total loans and total deposits, and is a key element in Santander’s strategy in Latin America. Santander’s current policy is to maintain ownership of at least 75% of Banco Santander Chile’s common stock as part of its long term investment strategy in Latin America.
The public offering was completed in December 2006 and generated gross capital gains for Grupo Santander of €270 million.
Fumagalli Soldan. On November 8, 2006, Santander reached an agreement with KBL Group to acquire via its specialized subsidiary, Banif, the Italian private bank, KBL Fumagalli Soldan, a subsidiary of the KBL Group. The deal is valued at €44 million. Fumagalli Soldan has offices in Rome and Milan and has assets under management of €400 million. Santander plans to integrate Fumagalli Soldan with Banif and offer its Italian customers a wider range of banking products and services. Santander already has a consumer credit activity in Italy via Santander Consumer Finance.
Antena 3 de Televisión, S.A. (“Antena 3TV”). On October 25, 2006 Antena 3TV announced that it would repurchase a 10% interest in itself which was held directly or indirectly by Santander. The transaction, approved at the shareholders’ general meeting held in November 2006 by Antena 3TV, resulted in the acquisition by Antena 3TV of shares representing 5% of its share capital and a capital reduction through amortization of another 5%, in both cases at a price of €18 per share.
The acquisition was completed during 2006 and generated a capital gain of €294 million for Santander.
Merger of Banco Santander, S.A. and Riyal, S.L.(“Riyal”), Lodares Inversiones, S.L. Sociedad Unipersonal (“Lodares”), Somaen-Dos, S.L. Sociedad Unipersonal (“Somaen”), Gessinest Consulting, S.A. Sociedad Unipersonal (“Gessinest”) and Carvasa Inversiones, S.L. Sociedad Unipersonal (“Carvasa”). On October 23, 2006, the Bank held an Extraordinary General Shareholders’ Meeting that approved the merger by absorption of Riyal, Lodares, Somaen, Gessinest and Carvasa, into Banco Santander. As a result, Banco Santander absorbed all of the other five companies mentioned above, which were wholly-owned, directly or indirectly, by Banco Santander. The absorbed companies have been terminated and all of their net corporate assets have been transferred to Banco Santander which has acquired, as universal successor, all of the rights and obligations making up the net assets of the absorbed companies.
Compañía Española de Petróleos, S.A. (“CEPSA”).
In 2003 the Bank launched a takeover bid for up to 42,811,991 Cepsa shares, and the offer was accepted for 32,461,948 shares, representing an investment of €909 million.
Total, S.A. considered that the Bank’s takeover bid breached historical side agreements between it (or its subsidiary, Elf Aquitaine, S.A.- “Elf”) and the Bank in relation to Cepsa and, accordingly, filed a request for arbitration at the Netherlands Court of Arbitration.
On April 3, 2006, the partial award rendered by the Arbitral Tribunal which, in the framework of the Netherlands Arbitration Institute, resolved the request for arbitration filed by Total, S.A. against the Bank was notified to the parties. The Tribunal considered that the side agreements contained in the agreements relating to Cepsa between the Bank and Total, S.A. (or Elf) were rendered invalid by application of Transitional Provision Three of Law 26/2003, of July 17. However, the fact that the Bank launched the aforementioned takeover bid without prior consultation with Total, S.A. caused, in the opinion of the Tribunal, an insurmountable disagreement between the two parties which, in application of the part of the agreements that was not rendered invalid, entitled Total, S.A. to repurchase from the Bank a 4.35% ownership interest in Cepsa at the price established in the agreements.

Also, the aforementioned partial award ordered the dissolution of Somaen-Dos, S.L. (Sole-Shareholder Company), the sole purpose of which was to hold ownership interests in Cepsa, with a view to each shareholder recovering direct ownership of their respective Cepsa shares, in accordance with the agreements entered into between the Bank and Total, S.A. (or “Elf”). To this end, on August 2, 2006, the Bank and Riyal, S.L. entered into two agreements, one with Elf Aquitaine, S.A. and Odival, S.A. and the other with Unión Fenosa, S.A. to enforce the partial award and separate the ownership interests that they each held through Somaen-Dos, S.L.
On October 13, 2006, Elf received notification from the European Commission communicating the authorization of the share ownership concentration resulting from the acquisition by Elf of shares representing 4.35% of the share capital of Cepsa. Consequently, the Group sold 11,650,893 Cepsa shares to Elf for €53 million. This sale gave rise to a loss of €158 million which was covered by a provision recognized for this purpose.
Banco Santander, S.A.’s holding in Cepsa was 31.64% of Cepsa’s share capital at December 31, 2007.
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
Island Finance. On January 23, 2006, our subsidiary in Puerto Rico, Santander BanCorp, and Wells Fargo & Company reached an agreement through which we would acquire the assets and business operations in Puerto Rico of Island Finance, a consumer finance company, from Wells Fargo for $742 million. The transaction closed in the first quarter of 2006 and generated goodwill of $114 million. In 2007, we assessed our ownership interest in Island Finance and adjusted the value of the investment by €14 million. Island Finance provides consumer financing and mortgages to 205,000 customers through its 70 branches in Puerto Rico.
Interbanco S.A. (“Interbanco”). On September 14, 2005 we reached an agreement with SAG (Soluções Automóvel Globlais) of Portugal to form an alliance that will conduct consumer and vehicle financing operations in Portugal, as well as operational car leasing in Spain and Portugal. In January 2006, we paid €118 million to acquire 50.001% of Interbanco’s capital stock. At the close of this transaction, we combined our consumer and vehicle finance businesses in Portugal with those of SAG through the merger of Interbanco and Hispamer Portugal. Santander owns 60% of the capital stock of the combined company and SAG owns the remaining 40%.
In 2007 we acquired an additional 9.999% stake in Interbanco through Interbanco’s absorption of the branches in Portugal of Santander Consumer E.F.C, S.A. and Santander Consumer Finance, S.A. and consequently Interbanco changed its name to “Banco Santander Consumer Portugal”. After this transaction, and subject to the original agreements, we acquired the remaining 40% for €138 million. These transactions generated goodwill of €74 million. At December 31, 2007 we owned 100% of Banco Santander Consumer Portugal.
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
In December 2005, Elcon and Bankia were merged to form Santander Consumer Bank A.S.
The Royal Bank of Scotland Group, plc. (“RBS”). In September 2004, we sold 79 million of our RBS shares, representing 2.51% of our holding, at a capital gain of approximately €472 million. In January 2005, we sold our entire holding in RBS for €2,007 million at a capital gain of €717 million. In 2007, we acquired a 2.3% stake in the capital stock of RBS as a financial investment.
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
Shinsei Bank, Ltd (“Shinsei”). In 2003, we increased our holding in the capital stock of the Japanese bank Shinsei from 6.5% as of December 31, 2002, to 11.4% as of December 31, 2003. The total cost of the investment at that date was approximately €144 million. During 2004, we sold 4.0% of our holding at a capital gain of approximately €118 million. After this transaction, we held 7.4% of the capital stock of Shinsei. In the first quarter of 2005, we sold 2.7% of our holding at a capital gain of €49 million. As of December 31, 2007, we held 4.23% of the capital stock of Shinsei.
Commerzbank AG (“Commerzbank”). During 2005 we sold our 3.38% holding in Commerzbank at a capital gain of €24 million.
In addition to expanding our existing operations, we continually review possible acquisitions of, and investments in, businesses in markets in which we believe we have particular advantages.
Capital Increases
As of December 31, 2005, 2006 and 2007 our capital stock consisted of 6,254,296,579 fully subscribed and paid shares of €0.5 par value each.

Recent Events
Sale and leaseback of real estate assets.
On January 25, 2008, we announced that we had reached an agreement with a consortium led by the United Kingdom property investor Propinvest for the sale of Ciudad Grupo Santander (our corporate headquarters) and its simultaneous lease-back for a period of 40 years, with a right to repurchase this property at the end of such period.
The price agreed for Ciudad Grupo Santander was €1.9 billion, generating capital gains of approximately €605 million.
Including other sale and leaseback operations we have conducted of our real estate assets in Spain, we have sold properties (always with simultaneous lease-back and re-purchase option) for a total amount of €4,398 million, generating capital gains totaling approximately €1,681 million. The transaction related to Ciudad Grupo Santander was the final part of the sale of our Spanish real estate property portfolio.
Agreement between Santander and Fortis
On February 27, 2008 Santander and Fortis reached an agreement under which Santander will purchase from Fortis ABN AMRO’s asset management business in Brazil, which was acquired by Fortis as part of the purchase of ABN AMRO by a consortium of Royal Bank of Scotland (“RBS”), Fortis and Santander. For more information see “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganization—ABN AMRO Holding N.V. (“ABN AMRO”)”.
The transaction, valued at €209 million, was completed on March 12, 2008.
Agreement between Santander and General Electric (“GE”).
On March 27, 2008, Banco Santander and GE, through its GE Money and Commercial Finance business units, reached a preliminary agreement on the acquisition of certain businesses from each other valued at €1 billion.
Under the terms of the preliminary agreement, Banco Santander will acquire GE Money’s units in Germany, Finland and Austria, and its card and auto businesses in the UK, while GE Commercial Finance will acquire Interbanca, the Italian commercial bank assigned to Santander as part of the distribution of assets following the acquisition, together with RBS and Fortis, of ABN AMRO.
Banco Santander expects to integrate the GE Money units acquired, with total assets of €9 billion, into Santander Consumer Finance and Santander Cards. Interbanca would become part of GE Commercial Finance, providing GE with an enhanced capability to service midmarket banking businesses in Italy.
On June 2, 2008, we announced that we had reached a final agreement with GE and that the agreed base price for both transactions amounted to €1 billion each, subject to several adjustments.
These transactions are expected to close during the fourth quarter of 2008.
Agreement between Santander and RBS’s European consumer finance unit.
On April 4, 2008, Santander reached a preliminary agreement with RBS to acquire its continental European consumer finance business for €336 million. The package includes activities in Germany, the Netherlands, Belgium and Austria. The acquisition will be carried out by Santander Consumer Finance Germany GMBH.
The RBS European consumer finance business (“RBS ECF”) has 861 employees serving 2.3 million customers in Germany, the Netherlands, Belgium and Austria. Assets of RBS ECF in 2007 averaged €2.2 billion. RBS ECF makes installment loans both directly and via partners. It is strongly represented in the credit card business both in terms of private and corporate customers, and provides consumer finance via retail chains.
The acquisition is conditional upon a definitive agreement and the relevant approval from various national authorities.

B. Business overview.
We are a financial group operating principally in Spain, the United Kingdom, Portugal, other European countries and Latin America, offering a wide range of financial products. At December 31, 2007, we were one of the eight largest banking groups in the world by market capitalization and the largest banking group in the Eurozone with a stock market capitalization of €92.5 billion, stockholders’ equity of €55.2 billion and total assets of €912.9 billion. We had an additional €151.0 billion in mutual funds, pension funds and other assets under management at that date. As of December 31, 2007, we had 47,838 employees and 5,976 branch offices in Continental Europe, 16,827 employees and 704 branches in the United Kingdom (Abbey), 65,628 employees and 4,498 branches in Latin America and 1,526 employees in other geographic areas (For a full breakdown of employees by country, see “Item 6. Directors, Senior Management and Employees — D. Employees”).
Our principal operations are in Spain, the United Kingdom, Portugal, Germany, Italy and Latin America. We also have significant operations in New York as well as financial investments in RFS Holdings B.V., Sovereign and Attijariwafa Bank Société Anonyme (“Attijariwafa Bank”). In Latin America, we have majority shareholdings in banks in Argentina, Brazil, Chile, Colombia, Mexico, Puerto Rico, Uruguay and Venezuela.
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
Principal level (or geographic). The activity of our operating units is segmented by geographical areas. This coincides with our first level of management and reflects our positioning in the world’s three main currency areas. The reported segments are:
•
Continental Europe. This covers all retail banking business (including Banco Banif, S.A. (“Banif”), our specialized private bank), wholesale banking and asset management and insurance conducted in Europe, with the exception of Abbey. This segment includes the following units: the Santander Branch Network, Banco Español de Crédito, S.A. (“Banesto”), Santander Consumer Finance and Portugal.

•	United Kingdom (Abbey). This covers only Abbey’s business, mainly focused on retail banking in the UK.
•
Latin America. This embraces all the financial activities conducted via our subsidiary banks and other subsidiaries in Latin America. It also includes the specialized units in International Private Banking, as an independent globally managed unit. Our business in New York is also managed in this area.

Secondary level (or business). This segments the activity of our operating units by type of business. The reported segments are:
•	Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, which are managed globally throughout the world).
•
Global Wholesale Banking. This business reflects the returns from Global Corporate Banking, Investment Banking and Markets worldwide, including all treasury activities under global management, as well as our equities business.

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
In 2007, Grupo Santander maintained the same primary and secondary operating segments as it had in 2006.

In addition, and in line with the criteria established in the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, the results of businesses discontinued in 2007 (our Latin American pension management companies) and 2006 (Abbey’s insurance businesses, Urbis, Peru and Bolivia) and which were consolidated by global integration were eliminated from various lines of the income statement and included in “net profit from discontinued operations.”
The figures for 2006 and 2005 have been restated and include the changes, at both the consolidated and business segment levels .
Principal level (or geographic):
Continental Europe
This area covers the banking activities of the different networks and specialized units in Europe, principally with individual clients and small and medium sized companies (“SMEs”), as well as private and public institutions. During 2007, there were four main units within this area: the Santander Branch Network, Banesto, Santander Consumer Finance and Portugal including retail banking, global wholesale banking and asset management and insurance.
Continental Europe is the largest business area of Grupo Santander. At the end of 2007, it accounted for 48% of total customer and funds under management, 55% of total loans and credits and 53% of profit attributed to the Group of the Group’s main business areas.
The area had 5,976 branches and 47,838 employees (direct and assigned) at the end of 2007.
In 2007, the Continental Europe segment’s efficiency ratio improved by 2% to 38.8% (from 40.8% in 2006). Profit attributed to the Group from this segment increased 27.4% to €4,423 million. Return on equity, (“ROE”), in 2007 was 21.3%, a 0.9% increase from 2006.
The Santander Branch Network
Our retail banking activity in Spain is carried out through the branch network of Santander, with support from an increasing number of automated cash dispensers, savings books updaters, telephone banking services, electronic and internet banking.
At the end of 2007, we had 2,887 branches and a total of 19,392 employees (direct and assigned), of which 87 employees were temporary, dedicated to retail banking in Spain. Compared to 2006, there was a net increase of 55 branches and a net increase of 365 employees.
In 2007, the Santander Branch Network grew by approximately 10.7% in lending, 17.9% in net operating income and 19.9% in profit attributed to the Group. It also improved its efficiency ratio from 40.9% in 2006 to 38.7% in 2007.
Gross income from the Santander Branch Network was €4,747 million in 2007, a 13.5% increase from 2006.
In 2007, profit attributed to the Group from the Santander Branch Network was €1,806 million, 19.9% higher than 2006, while the ROE reached 21.3% (as compared to 22.8% in 2006).
The 10.7% growth in lending in 2007 versus 2006 came from loans to SMEs (an 18% increase) and from mortgages (a 10% increase).
Customer funds under management experienced a reduction of 5.4% during 2007, which came principally from a decrease of 14.2% in mutual funds and 2.7% in customers deposits.
Banesto
At the end of 2007, Banesto had 1,946 branches and 10,776 employees (direct and assigned), of which 161 employees were temporary, an increase of 102 branches and 231 employees as compared to the end of 2006.
For purposes of our financial statements and this annual report on Form 20-F, we have calculated Banesto’s results of operations using the criteria described on page 25 of this annual report on Form 20-F. As a result, the data set forth herein may not coincide with the data published independently by Banesto.

In 2007, Banesto grew by approximately 21.2% in lending, 17.2% in customer deposits and decreased 16.5% in off-balance sheet customer funds.
In 2007, gross income from Banesto was €2,282 million, a 14.8% increase from 2006. Profit attributed to the Group from Banesto was €668 million, a 46.9% decrease from 2006, while the ROE reached 18.3% as compared to 44.4% in 2006 (20.6% in 2006 excluding extraordinary capital gains and allowances), and the efficiency ratio improved to 41.2% (as compared to 45.3% in 2006).
Santander Consumer Finance
Our consumer financing activities are conducted through our subsidiary Santander Consumer Finance S.A. and its group of companies. Most of the activity of Santander Consumer Finance relates to auto financing, personal loans, credit cards, insurance, and customer deposits. These consumer financing activities are mainly focused on Spain, Portugal, Germany and Italy (through Santander Consumer Bank S.p.A.). We also conduct business in the UK, Hungary, the Czech Republic, the Netherlands, Norway, Poland and Sweden. Our operations in the U.S. (through Drive) are included as part of this segment.
At the end of 2007, this unit had 285 branches (as compared to 282 at the end of 2006) and 7,221 employees (direct and assigned) (as compared to 5,401 employees at the end of 2006), of which 255 employees were temporary.
In 2007, this unit generated gross income of €2,638 million, a 44.5% increase from 2006. Profit attributed to the Group was €719 million, a 27.1% increase from 2006, while the ROE reached 34.1% (as compared to 35.6% in 2006) and the efficiency ratio improved to 29.6% (as compared to 34.7% in 2006).
At the end of 2007, total lending at this subsidiary amounted to more than €45 billion (a 15.9% increase as compared to 2006), including securitizations. Two-thirds of the lending is in auto finance, with a greater share of new vehicles (38% vs. 28% for used vehicles), and the combined share of consumer loans via dealers, cards and direct credit represent 17% of the total portfolio. Three countries account for 76% of the portfolio: Germany (36%), Spain (28%) and Italy (12%). If we include the U.S. (Drive) and the Netherlands (with each one accounting for 7% of the portfolio) the total volume represented by these five countries is 90%.
The main reasons for the growth in Santander Consumer Finance have been:
•	moderate growth in its traditional European businesses;
•	successful integration of Drive, which performed better than its initial established goals. Drive has had a significant positive impact on the performance of Santander Consumer Finance; and
•	expansion of new business areas to stimulate the future growth of the Group’s consumer business.
Portugal
Our main Portuguese operations are conducted by Banco Santander Totta, S.A., and our Portuguese investment banking operations are conducted by Banco Santander de Negocios Portugal, S.A.
At the end of 2007, Portugal operated 763 branches (as compared to 727 branches at the end of 2006) and had 6,405 employees (direct and assigned) (as compared to 6,114 employees at the end of 2006), of which 427 employees were temporary.
In 2007, gross income from our activities in Portugal was €1,214 million, a 10.1% increase from 2006. Profit attributed to the Group was €527 million, 24.6% higher than in 2006, while the ROE reached 28.6% (24.1% in 2006) and the efficiency ratio improved to 44% (from 47.3% in 2006).
Others
The rest of our businesses in the Continental Europe segment (Banif, Asset Management, Insurance and Global Wholesale Banking) generated profit attributed to the Group of €719 million, 83.4% more than in 2006.

United Kingdom (Abbey)
Abbey became part of Grupo Santander on November 12, 2004 and as of December 31, 2004, only its balance sheet was consolidated. Its results of operations were consolidated with the Group’s for the first time in 2005.
Abbey is a significant financial services provider in the United Kingdom, being the third largest residential mortgage lender measured by outstanding balances. Abbey also provides a wide range of retail savings accounts, and operates across the full range of personal financial services.
At the end of 2007, Abbey had 704 branches and a total of 16,827 employees (direct and assigned) of which 193 employees were temporary. Compared to 2006, there was a net reduction of 8 branches and 319 employees.
For purposes of our financial statements and this annual report on Form 20-F, we have calculated Abbey’s results of operations using the criteria described on page 25 of this annual report on Form 20-F. As a result, the data set forth herein may not coincide with the data published independently by Abbey.
In 2007, Abbey contributed gross income of €3,780 million (a 6.2% increase from 2006), net operating income of €1,913 million (a 18.1% increase from 2006) and €1,201 million of profit attributed to the Group (a 19.8% increase from 2006) which represents 15% of the Group’s total operating areas. Loans and advances experienced a reduction of 3.4% and customer funds under management increased 5.3% during the same period. ROE was 32.26% (as compared to 32.79% in 2006) and the efficiency ratio was 50.1% (as compared to 55.1% in 2006).
Operating expenses were 3.2% lower, due to reduced personnel expense derived from the personnel reductions carried out during 2006.
The non-performing loans ratio during 2006 and 2007 was 0.60%, and the coverage ratio declined from 86% to 66%.
Latin America
At December 31, 2007, we had 4,498 offices and 65,628 employees (direct and assigned) in Latin America (as compared to 4,368 offices and 60,871 employees, respectively, at December 31, 2006), of which 353 were temporary employees.
Profit attributed to the Group from Latin America was €2,666 million, a 16.6% increase from 2006, while the ROE reached 29.1% (as compared to 26.6% in 2006) and the efficiency ratio improved to 41.8% (as compared to 47% in 2006). At the end of 2007, Latin America accounted for 32% of the Group’s total profits.
Our Latin American banking business is principally conducted by the following banking subsidiaries:

Percentage Held
at December 31, 2007
Banco Santander Río, S.A. (Argentina)	99.30
Banco Santander, S.A. (Brazil)	98.08
Banco Santander Chile	76.73
Banco Santander Colombia, S.A.	97.64
Banco Santander, S.A. (Mexico)	74.95
Banco Santander Puerto Rico	90.59
Banco Santander, S.A. (Uruguay)	100.00
Banco de Venezuela, S.A. Banco Universal	98.42
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

Detailed below are the performance highlights of the main Latin American countries in which we operate:
Brazil. Banco Santander Brazil is one of the main financial franchises in Brazil. The data set forth herein relating to Brazil does not include information relating to Banco Real which we acquired in 2007 (see —A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations—ABN AMRO Holding N.V. (“ABN AMRO”) —Banco Real). Banco Santander Brazil has 2,104 branches and 8.3 million individual customers.
The Group continues to focus on expanding retail businesses. During the year, 800,000 individuals became new clients.
Lending rose 32%, driven by (all percentages in local currency): (1) a 28% growth in lending to individual customers (55% increase from credit cards, 30% increase in loans linked to payroll deposits and 26% increase in auto finance) and (2) a 41% growth in lending to SMEs and companies.
Deposits increased 30% and mutual funds grew 36%.
Profit attributed to the Group from Brazil in 2007 was €905 million, a 20.5% increase when compared with 2006 (a 17.6% increase in local currency). At the end of 2007 the efficiency ratio was 39.6%, ROE was 28.5%, the ratio of non-performing loans (“NPL”) was 2.7% and the NPL coverage was 101%.
Mexico. Banco Santander, S.A. (Mexico), is one of the leading financial services companies in Mexico.  It leads the third largest banking group in Mexico in terms of business volume. The Group has a network of 1,088 branches and 8.5 million customers in Mexico.
Loans and credits increased in 2007 by 24%. Of note were the growth of consumer credits and lending to SMEs (30% and 64% above the market, respectively).
Profit attributed to the Group from Mexico increased 23.8% to €654 million (an increase of 35.6% in local currency). The efficiency ratio was 37.7%, ROE was 26.5%, the ratio of non-performing loans was 1.2% at the end of 2007 and the NPL coverage was 192%.
Chile. Banco Santander Chile leads the largest financial group in the country with substantial business in loans, deposits and mutual funds and pension funds. The Group has 494 branches and 2.8 million customers.
In 2007, lending to individuals and SMEs grew by 15% and 19%, respectively, while deposits increased by 18%.
Profit attributed to the Group from Chile increased 11% to €543 million (a 19.3% increase in local currency). The efficiency ratio improved to 39.2%, ROE was 43.81%, the ratio of non-performing loans was 2.1% and the NPL coverage was 118%.
Puerto Rico. Banco Santander Puerto Rico is one of the largest financial institutions in Puerto Rico. The Group has 137 branches and 0.5 million customers.
In 2007, Santander Puerto Rico continued its strategy of developing business with individual customers (consumer loans and mortgages) and companies, in an environment of economic recession that has slowed down the growth of the financial system in Puerto Rico. Lending and savings increased by 4% and 5%, respectively.
Profit attributed to the Group from Puerto Rico was €1 million, compared to the €26 million obtained in 2006 due to higher net loan-loss provisions in 2007 as well as the impairment of the investment in Island Finance (€14 million). The efficiency ratio was 64.6%, the ratio of non-performing loans stood at 3.2% and the NPL coverage was 102%.
Venezuela. Banco de Venezuela, S.A. Banco Universal is one of the country’s largest banks with 283 branches and 3 million banking customers.
The main focus of management in 2007 was to maximize the profitability of business and increase recurrent revenues, through growth in lending, especially to individuals, transactional deposits and fee-generating services. Lending and deposits, in local currency, increased 56% and 8% respectively.
Profit attributed to the Group from Venezuela grew 22.6% to €179 million (a 33.8% increase in local currency). The efficiency ratio was 40.2%, ROE stood at 44%, the ratio of non-performing loans was 1.0% and the NPL coverage was 371%.

Colombia. In a favorable environment of economic and financial stability, the Group focused in 2007 on developing its franchise and on selective business growth, particularly in the retail segments. Lending to individual customers and SMEs rose by 60% and deposits by 4%.
Profit attributed to the Group from Colombia was €15 million, 39.3% lower than in 2006 in local currency.
Argentina. Banco Santander Río S.A. is one of Argentina’s leading banks, with a market share of 9.6% in lending and 9.4% in deposits.
Argentina continued its economic recovery during 2007 and Banco Santander Río made a positive contribution to the Group’s earnings, with profit attributed to the Group of €188 million in 2007, a 41% increase in local currency.
Lending rose 32% and was especially focused on SMEs and individuals, while deposits increased by 18%.
Others
In 2007 Uruguay generated profit attributed to the Group of €23 million.
Santander Private Banking performed well, with an increase in profit attributed to the Group of 27.9% during 2007 to US$223 million. Assets under management totaled US$42 billion, representing 28% growth over 2006. This is mainly attributable to the integration of a portfolio of customers acquired from Bank of America.
Secondary level (or business):
Retail Banking
The Group’s Retail Banking business generated 86% of the operating areas’ total gross income in 2007 and 80% of profit before tax. In 2007, Retail Banking generated gross income of €23,371 million, 20.9% higher than in 2006. Profit before tax was €9,358 million, 31.3% higher than in 2006. This segment had 126,118 employees at the end of 2007.
Retail Banking in Continental Europe continued the growth trends of the last two years in volume and earnings. Net interest income rose 26.9%, net operating income increased 26.7% and profit before tax grew 27.7%. All units (the Santander Branch Network, Banesto, Santander Consumer Finance, Portugal and Banif) grew strongly. As in 2006, the drivers in 2007 continued to be business growth, with lending up 15% and deposits up 7% (due to the issue of securities mandatorily convertible into newly-issued ordinary shares of the Bank (“Valores Santander”) amounting to €7 billion). Good management of prices in an environment of rising interest rates and selective control of costs also contributed to the growth in Retail Banking. The efficiency ratio improved from 42.2% in 2006 to 39.3% in 2007.
Net operating income generated by Abbey’s Retail Banking was 18.2% higher, partly because of the 7.2% rise in gross income and a 1.7% reduction in operating expenses. The combined effect was an improvement in the efficiency ratio of 4.7 percentage points to 49.9%.
The continued strong earnings performance of Retail Banking in Latin America was due to strong growth in customer business, the good performance in net interest income and net fees, and control of costs compatible with business development. Net operating income increased 50.5% and profit before tax grew 37.2% compared to 2006. The efficiency ratio was 7.6% better at 44.7%. In local currency, net operating income increased 32%, profit before tax increased 57.3%, and the efficiency ratio increased to 45.6%. The growth strategies were based on increasing the number of individual customers and SMEs, developing loyalty products, such as payroll and credit cards, and focusing on more profitable products in all countries.
Global Wholesale Banking
This area covers our corporate banking, treasury and investment banking activities throughout the world.
This segment, managed by Santander Global Banking & Markets, contributed 11% of the operating areas’ total gross income and 16% of profit before tax. Profit before tax amounted to €1,832 million a 28.6% increase from 2006). This segment had 2,589 employees at the end of 2007.

These results were due to three factors:
• First, customer revenues grew strongly by 24%, which accounted for more than 77% of total revenues earned by this segment, as a result of the increasing contribution of greater value-added businesses (markets, investment banking and cash management).
• Second, a smaller contribution from the results of trading activity, which was affected in the second half of the year by instability in the financial markets, compared with the excellent results in the first half of the year. Revenues for the whole of 2007 were lower than in 2006.
• Third, lower generic provisions in 2007 compared with large allocations in 2006, generated by certain large transactions.
These factors were reflected in the income statement. Gross income grew by 12.6%, while gains on financial transactions were 28.9% lower because of the lower contribution from trading activities. Operating expenses (+23.1%) continued to reflect the investment made in developing markets and global transactional banking. The efficiency ratio was 32.5%.
The business model is structured as a double (customer-product) sector model in the countries where it operates. With regards to the customer sectors, the Global Customer Relationship Model, which manages the main corporate and institutional customers, continued to be used. The incorporation of 121 new clients (mostly from Latin America) in 2007, the restructuring of the coverage area and the development of specialized units, as well as stronger links with product areas, particularly global investment banking in a period of strong corporate activity, pushed up the Model’s revenues to €1,243 million, 27% more than in 2006.
The product sector’s three areas also made significant progress in line with its strategic priorities:
1. Global Transaction Banking.
In this area, which comprises various corporate products (global cash management, trade finance, basic finance and global securities – custody), the Group continued to strive to attain leadership in its markets. Gross income for Global Transaction Banking grew 16% for the whole year.
Cash management performed well. This area covers the range of transactional products (payments to and by suppliers, payroll, etc.), financing (discounting, advances, factoring, confirming) and funds. Cash management’s gross income, which accounted for more than one-third of the total, increased 20%, driven by operations in Brazil and Argentina (with increases of 38% and 46%, respectively).
2. Global Investment Banking.
This area covers corporate finance (mergers and acquisitions and equity capital markets), structured finance (project finance, acquisition finance and syndicated loans) and asset and capital structuring. Its objective is to consolidate our leadership in Spain and Portugal and in Latin America and to continue to work with our clients in other markets. Total revenues for these businesses were 66% higher in 2007 than in 2006.
In Corporate Finance, Santander participated in intermediation and advisory services for 150 operations, 53% of them outside of Spain.
In Equity Capital Markets, there was a great deal of activity in primary markets in Europe and Latin America, particularly in Brazil.
In Asset & Capital Structuring, the Group strengthened its international position with specialized units in Brazil, Mexico and Chile, where the focus was on innovation and the design of structures for financing assets and optimization of capital.
3. Markets.
This area, which covers the Group’s treasury activities and distribution of equities, made progress in its two objectives: firstly to leverage the Group’s commercial networks to distribute risk management solutions for companies and individuals; and secondly to develop additional product capacities in order to expand the franchise with corporate and institutional clients in core markets. Revenues generated by customers grew by 14% (including the equities business), which partly offset the weak performance of markets in the second half of the year. For 2007 as a whole, the revenue of the markets area was 5% lower than in 2006.

Revenues in the global treasury business with customers increased 9%. This business, which already accounts for two-thirds of the total, produced a good relative performance, as it limited the impact of instability in the financial markets and enabled us to take advantage of opportunities arising from this environment.
The two main revenue generators are Santander Global Markets and Santander Global Connect. Santander Global Markets, for corporate and institutional clients, leveraged its performance on increasing participation in operations with wholesale clients and more value-added solutions together with the synergies of crossed transactions between treasuries in Europe and Latin America. Santander Global Connect, for retail customers in cooperation with the retail banks of various countries, increased its gross revenues (including those recorded by the networks) as a result of the extension of its products to other Group treasuries and the strength of the market in Spain.
In Spain and Portugal, Santander Global Markets’ revenue from sales to clients registered high double digit growth, backed by participation in major operations with wholesale clients. Santander Global Connect’s contribution remained solid, with stronger growth in Portugal. The increased volatility in the markets in the second half of the year, however, meant a reduced performance in management of flows and books associated with customer activity.
In Latin America, customer revenues grew by 21%, due to Santander Global Connect entering new markets, and its increasing participation in wholesale operations. However, tensions in trading positions in the financial markets negatively impacted market activity.
Asset Management and Insurance
This segment comprises all of our companies whose activity is the management of mutual and pension funds and insurance. At December 31, 2007, this segment accounted for 3% of total gross income and 4% of profit before tax. Profit before tax was €535 million or 13.3% higher than in 2006. This segment had 1,585 employees at the end of 2007.
Gross income rose 13.1%, mainly driven by insurance activity which increased 24.3%. Fee income was virtually unchanged mainly because of the slowdown in the mutual funds business in Spain and the strong impact of exchange rates on Latin America’s gross income. Operating expenses, which reflect the investment in building up these global businesses, increased 12.4%, below the growth in gross income. Net operating income rose 13.5% and the efficiency ratio improved slightly to 32.0%.
The sale in 2007 of our pensions businesses in Colombia, Uruguay, Mexico, Chile and Argentina, as a result of a strategic review, generated net capital gains of €622 million (recorded in the Financial Management and Equity Stakes segment). For more information see “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganization— Sale of Latin American pension fund management companies”.
Asset Management
Santander Asset Management’s global business generated €1,891 million of fees in 2007, a 5.9% increase. Profit before tax, after deducting operating expenses and fees paid to the networks was €243 million, an 8.1% increase. Total managed assets amounted to €130 billion.
Business was conducted in the second half of the year in an environment of strong preference for on-balance sheet funds and a widespread lack of confidence in the markets, particularly in mortgage-backed structured products.
The strategy continued to focus on developing platforms for transnational investment, improving the product mix, creating innovative products and optimizing efficiency in order to improve operating margins.
We streamlined and concentrated our UK structures by creating a single fund management institution under the brand of Santander Asset Management UK, enabling it to assume direct management of UK mutual funds and improve their return. In Santander Asset Management UK’s first year, we met our commercial and business targets and are laying the foundation for significant improvements in operational efficiency.

In an environment of strong growth in Latin America and a downturn in Europe, we continued to streamline our range of products and gradually use the platform in Luxembourg to unify products that can be distributed in the two continents.
In 2007, the Group sold its pension fund management businesses in Latin America.
These results and strict management of costs enabled Santander Asset Management to absorb the investment in developing its global platform and it ended the year with the sector’s best efficiency levels at the international level: operating expenses represented only 0.13% of assets under management.
Asset Management consists of traditional management and alternative management. Their respective performances were as follows:
Traditional management of assets
This covers mutual funds and pension plans, but not alternative investment funds. At December 31, 2007, assets stood at €120 billion (92% of the total assets under management).
In Spain, assets under traditional management in mutual funds and investment companies amounted to €55 billion at December 31, 2007, consolidating our position as the sector’s leader with a market share of 22% according to Inverco.
Their development in 2007 was determined by the financial markets’ greater liquidity needs which gave rise to very aggressive offers to attract bank deposits. This tougher competition for deposits, coupled with putting them on the same tax level as mutual funds, reduced the relative attractiveness of funds for savers.
In addition, and also affecting the Santander Branch Network, the launch of “Valores Santander” reduced the attractiveness of mutual funds compared with this new product.
Growth in pension plans in Spain was lower at both the Group and market level because of tax changes to the year’s contributions. At the end of 2007, Santander Asset Management managed €10.5 billion (a 5% increase), 87% of which was individual plans.
In Portugal, management of mutual and pension funds continued the policy of improving the mix of products, which pushed up the average commission further. Managed assets amounted to €7.2 billion at December 31, 2007.
The UK benefited from the restructuring within the global model and Abbey’s drive in structured products. Managed assets amounted to more than €10 billion (a 34% increase in sterling) at December 31, 2007.
Latin America’s mutual funds under management rose 29%, in local currency, to €36 billion at December 31, 2007.
Alternative management
Santander Asset Management also strengthened its presence in various segments of alternative management, where it manages assets of more than €11 billion at December 31, 2007.
• In hedge funds, Optimal managed a volume close to €6 billion at December 31, 2007, a 16% increase (in local currency).
• In real estate funds and investment companies, Santander Asset Management administered €4.7 billion at December 31, 2007.
• In venture capital funds, we launched a new infrastructure fund. Santander Private Equity managed €317 million at December 31, 2007.

Insurance
The global business of Santander Insurance generated gross income (fees and revenues from insurance) of €1,751 million (a 21.8% increase), 6.5% of the operating areas’ total. Its total contribution to the Group’s results, the sum of profit before tax of the insurance companies and brokers (€294 million) and fees received by networks, was €1,674 million (a 21.5% increase).
Santander Insurance made further progress in installing the global business model in all the Group’s insurance units. It launched a new commercial structure which integrates the various geographic areas and distribution channels.
Its objective is to achieve global management of the business at the level of product development and linkage (lending products, structured savings) as well as developing basic capacities (marketing-CRM, retaining customers, transfers and local application of best practices in processes and distribution channels).
Spain’s contribution was 24.6% higher at €465 million, due to the broadening and improvement of the range of products and intensive marketing. Of note was the good performance of new products, particularly insurance savings products in the Santander Branch Network, and the extension of the coverage of death, incapacity and unemployment insurance to include products with features such as direct deposit of payroll cheques and direct debits. Premium income rose strongly (to around €2.9 billion).
In Portugal, insurance linked to loans and capitalization-savings products grew strongly. The total contribution to the Group was 32.8% higher at €102 million.
Santander Consumer Finance kept up a strong pace of growth in credit-linked insurance. Its contribution increased 21.0% to €381 million.
The UK’s total contribution was €286 million, virtually unchanged in sterling. This was due to the reduction in the pace of business in the last part of 2007 and the cancellation of the distribution agreement with intermediaries, in contrast with the positive impact of new life-protection products sold via Abbey’s branches.
Latin America generated 26% (€441 million) of the area’s total contribution, with the fastest growth (+40.8% without the exchange-rate impact). The drive in marketing products via banking networks and other channels such as telemarketing, together with development of streamlined and transparent life-risk products, increased the results of the region by more than 30%. Of note was Mexico, which doubled its contribution, and Brazil, which contributed almost half the region’s total. Its solid growth resulted from the sale of more products.
Financial Management and Equity Stakes
At the end of 2007, this area had 1,526 employees (direct and assigned) (1,498 employees at the end of 2006), of which 193 were temporary.
This area is responsible for a series of centralized activities and acts as the Group’s holding entity, managing all capital and reserves and assigning capital and liquidity to the other businesses. The cost of liquidity, via the transfer of funds to various businesses, is done at the short-term market rate, which was 4.06% in 2007 (2.96% in 2006).
The area made a profit of €754 million, including ABN AMRO’s net contribution of €60 million and a net figure for extraordinary capital gains and allowances of €934 million.
ABN AMRO’s incorporation in the Group’s financial statements had the following effects: revenue of €141 million (recorded in share of results from entities accounted for by the equity method) and financing costs of €121 million (recorded in net interest income) which, net of tax, was €81 million, making the total net contribution €60 million.
Excluding capital gains and ABN AMRO’s net contribution, this area, as is usual, had a loss of €239 million (€178 million in 2006).
The main positive impact was on trading gains, which increased €803 million to €1,217 million (€414 million in 2006). This increase was principally due to the positive effect of the euro/dollar and euro/sterling positions (which offset the negative impact of the depreciation of the respective currencies on the results in Latin America and the UK), and the larger contribution of the portfolios of interest rate risk hedging. Interest rate risk hedging in 2007 made a slightly positive contribution, whereas it recorded losses in 2006 due to write-downs.

The negative effects were the impact on net interest income that the rise in interest rates had on the cost of financing, the higher cost from a larger volume of securitizations and a reduction in profits from Cepsa (part of this decline was offset in minority interests).
Equity Stakes: this sub segment centralizes the management of equity stakes in financial and industrial companies.
The main events in 2006 and 2007 were the sale of 4.8% of Sanpaolo IMI at the end of 2006 and of 1.79% of Intesa Sanpaolo in the second quarter of 2007 (the latter generating a capital gain of €566 million).
Financial Investments
We have financial investments in a number of banking companies, principally in Europe. The following summarizes our most important financial investments:
RFS Holdings B.V. As of December 31, 2007, we had a 27.91% stake in RFS Holdings (the holding company of the ABN AMRO Group). (See Acquisitions, Dispositions, Reorganizations—ABN AMRO Holding N.V. (“ABN AMRO”)).
Sovereign Bancorp. As of December 31, 2007, we had a 24.43% stake in Sovereign.
Attijariwafa Bank. As of December 31, 2007, we had a 14.5% interest in Attijariwafa Bank, which engages mainly in trade finance and foreign investment activities. Together with Attijariwafa Bank we have a 50% joint venture in Attijari International Bank Société Anonyme, which specializes in trade finance in Tangier’s free trade zone.
Industrial Portfolio
The majority of our industrial holdings portfolio consists of investments in strategic sectors related to the growth of the Spanish economy. Through our investments in these areas, we aim to contribute to the Group’s consolidated results.
The following table summarizes our main industrial holdings at December 31, 2007:

		Percentage Held
Company	Business	At December 31, 2007
France Telecom España, S.A.	Telecommunications	5.01
CEPSA	Oil and Petrochemicals	31.64
Grupo Corporativo ONO, S.A.	Telecommunications	4.47
At the end of 2007, our unrealized capital gains in listed financial and industrial stakes were estimated at around €4 billion.
Financial Management: this area manages the Group’s structural exchange rate position, the structural interest rate risk of the parent bank and liquidity risk. The management of liquidity risk is conducted through debt issuance and securitization.
The cost of hedging the capital of the Group’s non-euro denominated investments is another activity. The current hedging policy is aimed at protecting the capital invested and the year’s results through various instruments that are considered appropriate for their management. The main units that have exchange rate risk continued to be hedged in 2006 and 2007.
This sub segment also manages shareholders’ equity, the allocation of capital to each business unit, and the cost of financing investments, with the result that the contribution to earnings is usually negative.
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
You should read the following tables and the tables included under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread” in conjunction with the following:
•	We have included interest received on non-accruing assets in interest income only if we received such interest during the period in which it was due;
•	We have included loan fees in interest income;
•	We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant;
•
We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. If these transactions did not qualify for such treatment, we have included income and expenses on these transactions elsewhere in our income statement. See Note 2 to our consolidated financial statements for a discussion of our accounting policies for hedging activities;

•	We have stated average balances on a gross basis, before netting our allowances for credit losses, except for the total average asset figures, which includes such netting; and
•	All average data have been calculated using month-end balances, which is not significantly different from having used daily averages.
As stated above under “—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganization”, on November 12, 2004, we completed the acquisition of Abbey. For consolidation purposes, Abbey’s assets and liabilities were consolidated into our balance sheet as of December 31, 2004, but Abbey’s results of operations had no impact on our income statement for 2004. Therefore, 2005 is the first year to reflect the full impact of the acquisition of Abbey.
As stated above under “Presentation of Financial Information”, we have prepared our financial statements for 2004, 2005, 2006 and 2007 under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. 2003 data has been prepared under previous Spanish GAAP, which is not comparable to data prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

Average Balance Sheet—Assets and Interest Income

	2007			2006			2005
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in thousand of Euros, except percentages)
ASSETS

Cash and due from central banks
Domestic	3,502,564	123,432	3.52%	1,974,832	68,969	3.49%	3,133,279	44,121	1.41%
International	15,546,087	506,675	3.26%	12,436,361	405,884	3.26%	8,487,516	227,184	2.68%

	19,048,651	630,107	3.31%	14,411,193	474,853	3.30%	11,620,795	271,305	2.33%

Due from credit entities
Domestic	8,928,024	578,484	6.48%	11,519,832	460,640	4.00%	13,674,911	340,950	2.49%
International	56,819,791	2,306,065	4.06%	48,664,439	2,044,393	4.20%	51,572,888	2,032,703	3.94%

	65,747,815	2,884,549	4.39%	60,184,271	2,505,033	4.16%	65,247,799	2,373,653	3.64%

Loans and credits
Domestic	213,315,709	11,437,122	5.36%	177,426,121	7,678,628	4.33%	141,048,015	5,291,967	3.75%
International	331,569,337	23,765,799	7.17%	297,802,187	18,819,786	6.32%	249,372,127	16,122,945	6.47%

	544,885,046	35,202,921	6.46%	475,228,308	26,498,414	5.58%	390,420,142	21,414,912	5.49%

Debt securities
Domestic	20,222,647	747,248	3.70%	20,025,278	762,274	3.81%	23,461,682	778,971	3.32%
International	92,293,671	3,302,693	3.58%	105,609,655	3,805,616	3.60%	91,140,722	3,693,715	4.05%

	112,516,318	4,049,941	3.60%	125,634,933	4,567,890	3.64%	114,602,404	4,472,686	3.90%

Income from hedging operations
Domestic		580,530			225,696			2,404,944
International		2,010,890			2,017,358			1,709,334

		2,591,420			2,243,054			4,114,278

Other interest-earning assets
Domestic	34,107,718	182,987	0.54%	23,798,216	190,253	0.80%	16,092,704	172,307	1.07%
International	21,172,214	261,428	1.23%	19,471,268	353,326	1.81%	21,332,189	269,506	1.26%

	55,279,932	444,415	0.80%	43,269,484	543,579	1.26%	37,424,893	441,813	1.18%

Total interest-earning assets
Domestic	280,076,662	13,649,803	4.87%	234,744,279	9,386,460	4.00%	197,410,591	9,033,260	4.58%
International	517,401,100	32,153,550	6.21%	483,983,910	27,446,363	5.67%	421,905,442	24,055,387	5.70%

	797,477,762	45,803,353	5.74%	718,728,189	36,832,823	5.12%	619,316,033	33,088,647	5.34%

Investments in equity securities
Domestic	8,277,045	200,880	2.43%	6,778,956	233,975	3.45%	5,823,044	196,263	3.37%
International	15,198,137	212,362	1.40%	16,308,238	170,025	1.04%	5,425,764	139,313	2.57%

	23,475,182	413,242	1.76%	23,087,194	404,000	1.75%	11,248,808	335,576	2.98%

Investments in affiliated companies
Domestic	2,547,829	—	0.00%	3,125,583	—	—	3,581,100	—	—
International	6,201,797	—	0.00%	1,561,780	—	—	391,543	—	—

	8,749,626	—	0.00%	4,687,363	—	—	3,972,643	—	—

Total earning assets
Domestic	290,901,536	13,850,683	4.76%	244,648,818	9,620,435	3.93%	206,814,735	9,229,523	4.46%
International	538,801,034	32,365,912	6.01%	501,853,928	27,616,388	5.50%	427,722,749	24,194,700	5.66%

	829,702,570	46,216,595	5.57%	746,502,746	37,236,823	4.99%	634,537,484	33,424,223	5.27%

Other assets	47,046,528			43,465,098			45,200,837

Assets from discontinued operations	933,182			24,264,613			41,160,945

Total average assets	877,682,280			814,232,457			720,899,266

Average Balance Sheet—Liabilities and Interest Expense

	Year Ended December 31,
	2007			2006			2005
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in thousands of Euros, except percentages)
LIABILITIES AND STOCKHOLDERS EQUITY

Due to credit entities
Domestic	16,252,916	713,601	4.39%	15,450,460	452,377	2.93%	15,781,853	410,174	2.60%
International	95,768,411	3,147,350	3.29%	108,302,721	3,145,329	2.90%	100,192,474	3,182,489	3.18%

	112,021,327	3,860,951	3.45%	123,753,181	3,597,706	2.91%	115,974,327	3,592,663	3.10%

Customers deposits
Domestic	111,318,636	2,974,509	2.67%	104,310,458	2,479,998	2.38%	98,165,752	1,653,302	1.68%
International	225,121,982	9,370,167	4.16%	211,167,728	8,603,441	4.07%	187,806,588	7,742,070	4.12%

	336,440,618	12,344,676	3.67%	315,478,186	11,083,439	3.51%	285,972,340	9,395,372	3.29%

Marketable debt securities
Domestic	119,308,485	5,231,367	4.38%	87,819,976	2,862,427	3.26%	56,259,922	1,507,745	2.68%
International	108,319,384	4,120,238	3.80%	86,557,319	2,966,498	3.43%	67,925,712	2,718,923	4.00%

	227,627,869	9,351,605	4.11%	174,377,295	5,828,925	3.34%	124,185,634	4,226,668	3.40%

Subordinated debt
Domestic	16,620,042	841,017	5.06%	10,264,689	466,520	4.54%	7,457,156	329,883	4.42%
International	16,282,109	1,212,360	7.45%	19,289,808	1,227,217	6.36%	19,829,925	1,261,618	6.36%

	32,902,151	2,053,377	6.24%	29,554,497	1,693,737	5.73%	27,287,081	1,591,501	5.83%

Equity having the substance of a financial liability
Domestic	—	5,932	—	—	—	—	—	—	—
International	619,048	41,357	6.68%	1,161,537	85,229	7.34%	1,614,121	118,389	7.33%

	619,048	47,289	7.64%	1,161,537	85,229	7.34%	1,614,121	118,389	7.33%

Other interest-bearing liabilities
Domestic	46,303,178	563,849	1.22%	31,366,911	530,095	1.69%	24,394,377	525,585	2.15%
International	29,728,313	207,522	0.70%	33,980,821	530,565	1.56%	32,336,733	350,390	1.08%

	76,031,491	771,371	1.01%	65,347,732	1,060,660	1.62%	56,731,110	875,975	1.54%

Expenses from hedging operations
Domestic		480,014			(298,065)			1,638,632
International		2,012,186			1,705,396			1,325,646

		2,492,200			1,407,331			2,964,278

Total interest-bearing liabilities
Domestic	309,803,257	10,810,289	3.49%	249,212,494	6,493,352	2.61%	202,059,060	6,065,321	3.00%
International	475,839,247	20,111,180	4.23%	460,459,934	18,263,675	3.97%	409,705,553	16,699,525	4.08%

	785,642,504	30,921,469	3.94%	709,672,428	24,757,027	3.49%	611,764,613	22,764,846	3.72%

Other liabilities	41,719,064			38,792,532			34,089,787

Minority interest	2,239,676			2,264,300			2,056,087

Stockholders’ Equity	47,147,854			39,308,194			31,827,833

Liabilities from discontinued operations	933,182			24,195,003			41,160,946

Total average Liabilities and Stockholders’ Equity	877,682,280	30,921,469		814,232,457			720,899,266

Changes in Net Interest Income—Volume and Rate Analysis
The following tables allocate, by domicile of customer, changes in our net interest income between changes in average volume and changes in average rate for 2007 compared to 2006 and 2006 compared to 2005. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

	EU – IFRS (*)
	2007/2006
Volume and rate analysis	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in thousands of euros)
Interest and similar revenues

Cash and due from central banks
Domestic	53,871	592	54,463
International	100,791	—	100,791

	154,662	592	155,254

Due from credit entities
Domestic	(167,848)	285,692	117,844
International	329,802	(68,130)	261,672

	161,954	217,562	379,516

Loans and credits
Domestic	1,931,005	1,827,489	3,758,494
International	2,414,694	2,531,319	4,946,013

	4,345,699	4,358,808	8,704,507

Debt securities
Domestic	7,002	(22,028)	(15,026)
International	(481,801)	(21,122)	(502,923)

	(474,799)	(43,150)	(517,949)

Other interest-earning assets
Domestic	54,609	(61,875)	(7,266)
International	21,035	(112,933)	(91,898)

	75,644	(174,808)	(99,164)

Total interest-earning assets
Domestic	1,878,639	2,029,870	3,908,509
International	2,384,521	2,329,134	4,713,655

	4,263,160	4,359,004	8,622,164

Investments in equity securities
Domestic	36,050	(69,145)	(33,095)
International	(16,373)	58,710	42,337

	19,677	(10,435)	9,242

Total earning assets without hedging operations
Domestic	1,914,689	1,960,725	3,875,414
International	2,368,148	2,387,844	4,755,992

	4,282,837	4,348,569	8,631,406

Income from hedging operations
Domestic	354,834	—	354,834
International	(6,468)	—	(6,468)

	348,366	—	348,366

Total earning assets
Domestic	2,269,523	1,960,725	4,230,248
International	2,361,680	2,387,844	4,749,524

	4,631,203	4,348,569	8,979,772

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

	EU – IFRS (*)
	2006/2005
Volume and rate analysis	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in thousands of euros)
Interest and similar revenues

Cash and due from central banks
Domestic	(40,324)	65,172	24,848
International	129,472	49,228	178,700

	89,148	114,400	203,548

Due from credit entities
Domestic	(86,801)	206,491	119,690
International	(122,400)	134,090	11,690

	(209,201)	340,581	131,380

Loans and credits
Domestic	1,568,583	818,078	2,386,661
International	3,070,899	(374,058)	2,696,841

	4,639,482	444,020	5,083,502

Debt securities
Domestic	(131,659)	114,962	(16,697)
International	522,034	(410,133)	111,901

	390,375	(295,171)	95,204

Other interest-earning assets
Domestic	61,396	(43,450)	17,946
International	(33,507)	117,327	83,820

	27,889	73,877	101,766

Total interest-earning assets
Domestic	1,371,195	1,161,253	2,532,448
International	3,566,498	(483,546)	3,082,952

	4,937,693	677,707	5,615,400

Investments in equity securities
Domestic	33,054	4,658	37,712
International	113,726	(83,014)	30,712

	146,780	(78,356)	68,424

Total earning assets without hedging operations
Domestic	1,404,249	1,165,911	2,570,160
International	3,680,224	(566,560)	3,113,664

	5,084,473	599,351	5,683,824

Income from hedging operations
Domestic	(2,179,248)	—	(2,179,248)
International	308,024	—	308,024

	(1,871,224)	—	(1,871,224)

Total earning assets
Domestic	(774,999)	1,165,911	390,912
International	3,988,248	(566,560)	3,421,688

	3,213,249	599,351	3,812,600

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

	EU – IFRS (*)
	2007/2006
Volume and rate analysis	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in thousands of euros)
Interest and similar expenses

Due to credit entities
Domestic	35,647	225,577	261,224
International	(420,360)	422,381	2,021

	(384,713)	647,958	263,245

Customers deposits
Domestic	192,011	302,500	494,511
International	576,675	190,051	766,726

	768,686	492,551	1,261,237

Marketable debt securities
Domestic	1,385,356	983,584	2,368,940
International	833,478	320,262	1,153,740

	2,218,834	1,303,846	3,522,680

Subordinated debt
Domestic	321,121	53,376	374,497
International	(225,116)	210,259	(14,857)

	96,005	263,635	359,640

Equity having the substance of a financial liability
Domestic	5,932	—	5,932
International	(36,206)	(7,666)	(43,872)

	(30,274)	(7,666)	(37,940)

Other interest-bearing liabilities
Domestic	181,178	(147,424)	33,754
International	(30,808)	(292,235)	(323,043)

	150,370	(439,659)	(289,289)

Total interest-bearing liabilities without hedging operations
Domestic	2,121,245	1,417,613	3,538,858
International	697,663	843,052	1,540,715

	2,818,908	2,260,665	5,079,573

Expenses from hedging operations
Domestic	778,079	—	778,079
International	306,790	—	306,790

	1,084,869	—	1,084,869

Total interest-bearing liabilities
Domestic	2,899,324	1,417,613	4,316,937
International	1,004,453	843,052	1,847,505

	3,903,777	2,260,665	6,164,442

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

	EU – IFRS (*)
	2006/2005
Volume and rate analysis	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in thousands of euros)
Interest and similar expenses

Due to credit entities
Domestic	(9,877)	52,080	42,203
International	243,379	(280,539)	(37,160)

	233,502	(228,459)	5,043

Customers deposits
Domestic	139,536	687,160	826,696
International	955,274	(93,903)	861,371

	1,094,810	593,257	1,688,067

Marketable debt securities
Domestic	1,028,374	326,308	1,354,682
International	634,752	(387,177)	247,575

	1,663,126	(60,869)	1,602,257

Subordinated debt
Domestic	127,688	8,949	136,637
International	(34,401)	—	(34,401)

	93,287	8,949	102,236

Equity having the substance of a financial liability
Domestic	—	—	—
International	(33,321)	161	(33,160)

	(33,321)	161	(33,160)

Other interest-bearing liabilities
Domestic	116,724	(112,214)	4,510
International	24,959	155,216	180,175

	141,683	43,002	184,685

Total interest-bearing liabilities without hedging operations
Domestic	1,402,445	962,283	2,364,728
International	1,790,642	(606,242)	1,184,400

	3,193,087	356,041)	3,549,128

Expenses from hedging operations
Domestic	(1,936,697)	—	(1,936,697)
International	379,750	—	379,750

	(1,556,947)	—	(1,556,947)

Total interest-bearing liabilities
Domestic	(534,252)	962,283	428,031
International	2,170,392	(606,242)	1,564,150

	1,636,140	356,041	1,992,181

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

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

	EU – IFRS (*)
Earning Assets — Yield Spread	Year Ended December 31,
	2007	2006	2005
	(in thousands of euros, except percentages)
Average earning assets
Domestic	290,901,536	244,648,818	206,814,735
International	538,801,034	501,853,928	427,722,749

	829,702,570	746,502,746	634,537,484

Interest and dividends on equity securities (1)
Domestic	13,850,683	9,620,435	9,229,523
International	32,365,912	27,616,388	24,194,700

	46,216,595	37,236,823	33,424,223

Net interest income
Domestic	3,040,394	3,127,083	3,164,202
International	12,254,732	9,352,713	7,495,175

	15,295,126	12,479,796	10,659,377

Gross yield (2)
Domestic	4.76%	3.93%	4.46%
International	6.01%	5.50%	5.66%

	5.57%	4.99%	5.27%
Net yield (3)
Domestic	1.05%	1.28%	1.53%
International	2.27%	1.86%	1.75%

	1.84%	1.67%	1.68%

Yield spread (4)
Domestic	1.27%	1.32%	1.46%
International	1.78%	1.53%	1.58%

	1.63%	1.50%	1.55%

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

(1)	Dividends on equity securities include dividends from companies accounted for by the equity method.

(2)	Gross yield is the quotient of interest and dividends on equity securities divided by average earning assets.

(3)	Net yield is the quotient of net interest income (that includes dividends on equity securities) divided by average earning assets.

(4)
Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Santander—Net Interest Income”.

Return on Equity and Assets
The following table presents our selected financial ratios for the years indicated.

	EU – IFRS (*)
	Year Ended December 31,
	2007	2006	2005

ROA: Return on average total assets	1.10%	1.00%	0.91%
ROE: Return on average stockholders’ equity	21.91%	21.39%	19.86%
PAY-OUT: Dividends per average share as a percentage of net attributable income per average share	44.92%	42.87%	41.88%
Average stockholders’ equity as a percentage of average total assets	4.71%	4.36%	4.24%

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
Interest-Earning Assets
The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

	EU – IFRS (*)
Interest earning assets	Year Ended December 31,
	2007	2006	2005

Cash and due from Central Banks
Domestic	0.44%	0.28%	0.50%
International	1.95%	1.73%	1.37%

	2.39%	2.01%	1.87%

Due from credit entities
Domestic	1.12%	1.60%	2.21%
International	7.12%	6.77%	8.33%

	8.24%	8.37%	10.54%

Loans and credits
Domestic	26.75%	24.69%	22.77%
International	41.58%	41.43%	40.27%

	68.33%	66.12%	63.04%

Debt securities
Domestic	2.54%	2.79%	3.79%
International	11.57%	14.69%	14.72%

	14.11%	17.48%	18.51%

Other interest earning assets
Domestic	4.28%	3.31%	2.60%
International	2.65%	2.71%	3.44%

	6.93%	6.02%	6.04%

Total interest-earning assets
Domestic	35.13%	32.67%	31.87%
International	64.87%	67.33%	68.13%

	100.00%	100.00%	100.00%

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

Loans and Advances to Credit Institutions
The following tables show our short-term funds deposited with other banks at each of the dates indicated.

	EU – IFRS (*)
	At December 31,
	2007	2006	2005	2004
	(in thousands of euros)
Reciprocal accounts	417,438	503,299	345,104	118,536
Time deposits	13,569,362	16,842,601	21,962,472	23,204,031
Reverse repurchase agreements	30,276,080	37,010,008	33,634,326	31,495,786
Other accounts	6,656,619	5,818,630	3,831,120	3,561,421

	50,919,499	60,174,538	59,773,022	58,379,774

Less- Impairment allowances	(18,487)	(12,727)	(36,046)	(53,879)

	50,901,012	60,161,811	59,736,976	58,325,895

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
The table below contains information prepared under previous Spanish GAAP, which is not comparable to information prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
For a description of the differences between these accounting standards, see Note 57 to the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2006.

Previous Spanish GAAP
At December 31,
2003
(in thousands of euros)

Demand deposits-
Current accounts	103,734
Clearing House	—
Other accounts	1,599,804

1,703,538

Other deposits-
Deposits in credit entities	14,635,787
Securities purchased under agreements to resell	21,390,247

36,026,034

Less- Allowance for credit losses(1)	(111,735)

37,617,837

(1)
The purpose of the allowance for credit losses was to recognize the loss related to the collectibility of these balances due to transfer risk and credit risk. This allowance was determined, in accordance with Bank of Spain requirements, based on debt servicing, on debtor credit rating, and on the outstanding settlement and transfer risks of the country in which the debtor is located.

The allowance for credit losses reduces the fair value of the balances included in Due from Credit Institutions after evaluating their collectibility. All estimated losses considered in the calculation of this allowance are related to claims due from non-OECD financial institutions.

Investment Securities
At December 31, 2007, the book value of our investment securities was €132.0 billion (representing 14.5% of our total assets). These investment securities had a yield of 3.28% in 2007, compared with a yield of 3.33% in 2006, and a yield of 2.98% earned during 2005. €15.1 billion, or 11.4%, of our investment securities at December 31, 2007 consisted of Spanish Government and government agency securities. For a discussion of how we value our investment securities, see Note 2 to our consolidated financial statements.
The following tables show the book values of our investment securities by type and domicile of counterparty at each of the dates indicated.

	EU – IFRS (*)
	At December 31,
	2007	2006	2005
	(in thousands of euros)
Debt securities
Domestic-
Spanish Government	14,471,176	12,596,984	19,595,333
Other domestic issuer:
Public authorities	904,382	179,317	121,328
Other domestic issuer	9,988,780	5,900,637	6,569,398

Total domestic	25,364,338	18,676,938	26,286,059
International-
United States:
U.S. Treasury and other U.S. Government agencies	1,870,152	1,073,246	874,569
States and political subdivisions	281,453	50,218	95,167
Other securities	9,717,623	5,707,115	5,331,903

Total United States	11,869,229	6,830,579	6,301,639
Other:
Governments	19,465,853	21,127,122	70,913,815
Other securities	52,650,983	68,042,118	56,244,892

Total Other	72,116,836	89,169,240	127,158,707

Total International	83,986,065	95,999,820	133,460,346
Less- Allowance for credit losses	(91,753)	(90,322)	(80,000)
Less- Price fluctuation allowance		—	—

Total Debt Securities	109,258,650	114,586,436	159,666,405

Equity securities
Domestic	8,283,198	7,312,113	7,556,389
International-
United States	1,629,755	604,922	247,711
Other	12,874,902	14,270,821	36,485,513

Total international	14,504,658	14,875,743	36,733,224
Less- Price fluctuation allowance	(11,238)	(13,859)	(17,658)

Total Equity Securities	22,776,618	22,173,997	44,271,955

Total Investment Securities	132,035,268	136,760,433	203,938,360

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

The following table analyzes the aggregate book value and aggregate market value of the securities of single issuers, other than the Government of the United States, that exceeded 10% of our stockholders’ equity as of December 31, 2007 (and other debt securities with aggregate values near to 10% of our stockholders’ equity).

	Aggregate as of December 31, 2007
	Book value	Market value
	(in thousands of euros)
Debt securities:
Exceed 10% of stockholders’ equity:
Spanish Government	15,375,559	15,375,559
RFS Holdings B.V.	12,784,749	12,784,749
Mexican Government	9,530,990	9,530,990
Brazilian Government	7,364,333	7,364,333
Near 10% of stockholders’ equity:
RBS	4,161,652	4,161,652
Barclays Bank plc	3,614,181	3,614,181
The following table analyzes the maturities and weighted average yields of our debt investment securities (before impairment allowances) at December 31, 2007. Yields on tax-exempt obligations have not been calculated on a tax-equivalent basis because we do not believe the effect of such a calculation would be material.

	At December 31, 2007
		Maturing	Maturing
	Maturing	Between	Between	Maturing
	Within	1 and	5 and	After
	1 Year	5 Years	10 Years	10 Years	Total
	(in thousands of euros)
DEBT SECURITIES
Domestic:
Spanish Government	5,796,762	3,152,995	5,250,094	271,326	14,471,176
Other domestic issuer:
Public authorities	151,035	478,898	230,066	44,382	904,382
Other domestic issuer	2,120,076	3,672,580	1,859,355	2,336,769	9,988,780

Total domestic	8,067,873	7,304,474	7,339,515	2,652,477	25,364,338

International:
United States:
U.S. Treasury and other U.S. Government agencies	1,675,438	61,250	3,958	129,506	1,870,152
States and political subdivisions	160,154	73,305	11,364	36,630	281,453

Other securities	3,024,707	2,986,962	2,686,005	1,019,949	9,717,623

Total United States	4,860,299	3,121,517	2,701,327	1,186,085	11,869,229

Other:
Governments	2,598,448	6,991,497	8,584,700	1,291,208	19,465,853
Other securities	23,162,446	15,822,795	5,059,630	8,606,113	52,650,983

Total Other	25,760,894	22,814,291	13,644,330	9,897,321	72,116,836

Total International	30,621,193	25,935,809	16,345,657	11,083,406	83,986,065

Total debt investment securities	38,689,066	33,240,283	23,685,171	13,735,883	109,350,403

Loan Portfolio
At December 31, 2007, our total loans and advances to customers equaled €574.2 billion (62.9% of our total assets). Net of allowances for credit losses, loans and advances to customers equaled €565.5 billion at December 31, 2007 (61.9% of our total assets). In addition to loans, we had outstanding at December 31, 2003, 2004, 2005, 2006 and 2007, €48.6 billion, €63.1 billion, €77.7 billion, €91.7 billion and €102.2 billion, respectively, of undrawn balances available to third parties (2003 calculated under previous Spanish GAAP).
Loans by Geographic Area and Type of Customer
The following tables analyze our loans and advances to customers (including securities purchased under agreement to resell), by domicile and type of customer, at each of the dates indicated (as prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004).

	EU – IFRS (*)
	At December 31,
	2007	2006	2005	2004
	(in thousands of euros)
Borrowers in Spain:
Spanish Government	5,633,422	5,328,526	5,242,938	5,741,016
Commercial, financial, agricultural and industrial	45,169,824	71,412,545	54,799,113	48,110,367
Real estate-construction	46,837,281	12,391,306	7,834,447	5,417,473
Real estate-mortgage	59,268,463	81,718,186	65,940,697	53,456,477
Installment loans to individuals	21,533,074	20,058,666	14,343,281	11,295,350
Lease financing	9,643,516	8,668,599	7,276,200	6,097,620
Other	46,060,262	5,668,234	3,345,467	2,764,974

Total	234,145,842	205,246,062	158,782,143	132,883,277
Borrowers outside Spain:
Governments	2,295,763	4,969,713	6,608,103	5,713,770
Banks and other financial institutions	1,951,381	767,765	2,109,420	17,681,264
Commercial and industrial	143,045,869	128,438,265	108,145,797	55,500,956
Mortgage loans	179,163,680	177,631,731	161,147,496	144,827,500
Other	13,569,679	14,455,772	6,645,761	19,588,512

Total	340,026,373	326,263,246	284,656,577	243,312,002

Total loans and leases, gross	574,172,215	531,509,308	443,438,720	376,195,279

Allowance for possible loan losses	(8,695,204)	(8,163,444)	(7,609,925)	(6,845,215)

Loans and leases, net of allowances	565,477,011	523,345,864	435,828,795	369,350,064

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

The table below contains information prepared under previous Spanish GAAP, which is not comparable to information prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. See main differences between both accounting standards in Note 57 to the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2006.

Previous Spanish GAAP
At December 31,
2003
(in thousands of euros)
Borrowers in Spain:
Spanish Government	5,487,358
Commercial, financial, agricultural and industrial	40,082,919
Real estate-construction	4,048,386
Real estate-mortgage	41,091,269
Installment loans to individuals	8,894,956
Lease financing	5,198,113
Other	4,199,954

Total	109,002,955

Borrowers outside Spain:
Governments	5,824,432
Banks and other financial institutions	1,398,685
Commercial and industrial	37,915,142
Other (1)	23,479,482

Total	68,617,741

Total loans and leases, gross	177,620,696

Allowance for possible loan losses	(5,116,683)

Loans and leases, net of allowances	172,504,013

(1)	Of which €11.9 billion are real-estate mortgages. The remaining amount corresponds to other types of customers, with no “loan concentration” as defined by Item III-C of Industry Guide 3.
At December 31, 2007, our loans and advances to associated companies and jointly controlled entities amounted to €262 million (see “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions”). Excluding government-related loans and advances, the largest outstanding exposure at December 31, 2007 was €4.2 billion (0.7% of total loans and advances, including government-related loans), and the five next largest exposures totaled €8.8 billion (1.5% of total loans, including government-related loans).

Maturity
The following table sets forth an analysis by maturity of our loans and advances to customers by domicile and type of customer at December 31, 2007.

	Maturity
	Less than		One to five		Over five
	one year		years		years		Total
		% of		% of		% of		% of
	Balance	Total	Balance	Total	Balance	Total	Balance	Total
			(in thousands of euros, except percentages)
Loans to borrowers in Spain:
Spanish Government	2,269,084	1.36%	829,170	0.71%	2,535,169	0.87%	5,633,422	0.98%
Commercial, financial, agriculture and industrial	23,343,645	13.95%	14,638,719	12.60%	7,187,461	2.47%	45,169,824	7.87%
Real estate:
Construction	1,335,290	0.80%	2,346,159	2.02%	43,155,831	14.85%	46,837,281	8.16%
Mortgage	4,040,988	2.41%	5,390,272	4.64%	49,837,203	17.15%	59,268,463	10.32%
Installment loans to individuals	5,561,216	3.32%	7,199,475	6.20%	8,772,383	3.02%	21,533,074	3.75%
Lease financing	3,586,992	2.14%	4,727,445	4.07%	1,329,079	0.46%	9,643,516	1.68%
Other	26,885,768	16.06%	13,582,450	11.69%	5,592,044	1.92%	46,060,262	8.02%

Total borrowers in Spain	67,022,983	40.04%	48,713,690	41.94%	118,409,170	40.74%	234,145,842	40.78%

Loans to borrowers outside Spain
Other Governments	858,747	0.51%	900,986	0.78%	536,030	0.18%	2,295,763	0.40%
Financial	556,527	0.33%	1,254,964	1.08%	139,890	0.05%	1,951,381	0.34%
Commercial and Industrial	77,834,291	46.50%	47,609,423	40.99%	17,602,155	6.06%	143,045,869	24.91%
Mortgage loans	14,467,328	8.64%	12,086,934	10.41%	152,609,418	52.51%	179,163,680	31.20%
Other	6,631,752	3.96%	5,591,497	4.81%	1,346,430	0.46%	13,569,679	2.36%

Total loans to borrowers outside Spain	100,348,645	59.96%	67,443,804	58.06%	172,233,924	59.26%	340,026,373	59.22%

Total loans and leases, gross	167,371,628	100.00%	116,157,494	100.00%	290,643,093	100.00%	574,172,215	100.00%
Fixed and Variable Rate Loans
The following table sets forth a breakdown of our fixed and variable rate loans having a maturity of more than one year at December 31, 2007.

	Fixed and variable rate loans
	having a maturity of more than one year
	Domestic	International	Total
	(in thousands of euros, except percentages)

Fixed rate	29,820,420	118,583,356	148,403,776
Variable rate	137,302,440	121,094,372	258,396,811

Total	167,122,860	239,677,728	406,800,588

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

	EU — IFRS (*)
	2007		2006		2005
		% of		% of		% of
		total		total		total
		assets		assets		assets
	(in thousands of euros, except percentages)
OECD Countries: (1)
United Kingdom	10,553,863	1.16%	8,504,530	1.02%	9,563,816	1.18%
United States	7,139,888	0.78%	3,643,184	0.44%	4,791,568	0.59%
Other OECD Countries (2)	5,396,045	0.59%	9,799,540	1.18%	8,028,563	0.99%

Total OECD	23,925,113	2.62%	26,094,738	3.13%	28,953,330	3.58%

Non-OECD Countries
Latin American Countries (2) (3)	8,221,028	0.90%	10,106,062	1.21%	8,059,507	1.00%
Other (2)	2,379,944	0.26%	2,028,035	0.24%	2,439,866	0.30%

Total Non-OECD	10,600,972	1.16%	12,134,097	1.46%	10,499,373	1.30%

Total	34,526,085	3.78%	38,228,835	4.58%	39,452,702	4.88%

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

(1)	The Organization for Economic Cooperation and Development.

(2)	Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.

(3)
With regards to these cross-border outstandings, at December 31, 2005, 2006 and 2007, we had allowances for country-risk equal to €161.5 million, €151.0 million and €105.0 million, respectively. Such allowances for country-risk exceeded the Bank of Spain’s minimum requirements at such dates.

The following table sets forth the amounts of our cross-border outstandings as of December 31 of each year by type of borrower where outstandings in the borrower’s country exceeded 0.75% of total assets.

		Banks and other
		Financial	Commercial and
	Government	Institutions	Industrial	Total
	(in thousands of euros)
2005
United Kingdom	89	8,095,155	1,468,572	9,563,816

Total	89	8,095,155	1,468,572	9,563,816

2006
United Kingdom	2,796	5,626,606	2,875,127	8,504,530

Total	2,796	5,626,606	2,875,127	8,504,530

2007
United Kingdom	616	3,870,351	6,682,896	10,553,863
United States	483,863	3,203,901	3,452,125	7,139,888

Total	484,479	7,074,252	10,135,020	17,693,751
Classified Assets
In the following pages, we describe Bank of Spain requirements for classification of non-performing assets and credit loss recognition. Unlike under U.S. GAAP, Bank of Spain’s Circular 4/2004 establishes a credit loss recognition process that is independent of the process for balance sheet classification and removal of impaired loans from the balance sheet. In Notes 57.2 and 57.3 to our consolidated financial statements, we include a summary of significant valuation and income recognition differences under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP and a net income and stockholders’ equity reconciliation.
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
Bank of Spain Classification Requirements
a) Standard Assets
Standard assets include loans, fixed-income securities, guarantees and certain other extensions of credit that are not classified in any other category. Under this category, assets that require special watch must be identified, including restructured loans and standard assets with clients that have other outstanding risks classified as Non-performing Past Due. Standard assets are subdivided as follows:

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
Once any such asset is classified as non-performing, it is placed on a non-accrual status.
e) Charged-off assets
Credit losses are generally recognized through provisions for allowances for credit losses, well before they are removed from the balance sheet. Under certain unusual circumstances (such as bankruptcy, insolvency, etc.), the loss is directly recognized through write-offs.
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
The credit loss recognition process is independent of the process for the removal of impaired loans from the balance sheet. The entire loan balance is kept on the balance sheet until any portion of it has been classified as non-performing for 4 years, or up to 6 years for some secured mortgage loans (maximum period established in the Bank of Spain’s Circular 4/2004 depending on our management’s view as to the recoverability of the loan). After that period the loan balance and its 100% specific allowance are removed from the balance sheet and recorded in off-balance sheet accounts, with no resulting impact on net income at that time. Under U.S. GAAP, this loan would be removed from the balance sheet earlier.
f) Country-Risk Outstandings
The Bank of Spain requires Spanish banks to classify as country-risk outstandings all loans, fixed-income securities and other outstandings to any countries, or residents of countries, that the Bank of Spain has identified as being subject to transfer risk or sovereign risk and the remaining risks derived from the international financial activity.
All outstandings must be assigned to the country of residence of the client except in the following cases:
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
• any interbank obligations of branches of foreign banks in the European Union and of the Spanish branches of foreign banks;
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
The following table shows the amount of interest owed on non-accruing assets and the amount of such interest that was received:

	EU — IFRS (*)
	At December 31,
	2007	2006	2005
	(in thousands of euros)
Interest owed on non-accruing assets
Domestic	80,133	49,537	38,751
International	291,987	218,216	273,834
Total	372,120	267,754	312,585
Interest received on non-accruing assets
Domestic	81,233	86,370	79,183
International	110,015	70,435	77,602
Total	191,248	156,805	156,785

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
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
Sub-standard Assets. The necessary allowance for assets classified in this category is determined as the difference between its outstanding balance and the current value of the expected collectable cash flows. In every case, the amount of the required allowance must be higher than the general allowance that would correspond in case of being classified as standard asset and lower than would correspond if classified as non-performing asset. When assets are classified as sub-standard due to insufficient documentation and have an outstanding balance higher than €25,000, the applicable allowance is 10%.
General Allowance
In addition to the Bank of Spain’s specific allowance requirements, the Bank of Spain requires Spanish banks to set aside a general allowance for the coverage of all types of credits and off-balance sheet risks classified as standard, calculated with statistical methods based on the experience of deterioration of the portfolio.
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

Minimum percentage of
Categories:	coverage

Category 3	10.1%
Category 4	22.8%
Category 5	83.5%
Category 6	100%
Guarantees
Allowances for non-performing guarantees will be equal to the amount that, using prudent criteria, is considered irrecoverable.
Bank of Spain Foreclosed Assets Requirements
If a Spanish bank eventually acquires the properties (residential or not) which secure loans or credits, the Bank of Spain requires that the credit risk allowances previously established be reversed, provided that the acquisition cost less the estimated selling costs (which shall be at least 30% of such value) exceeds the amount of the debt, disregarding allowances, unless the acquisition cost is greater than the mortgage value, in which case the latter shall be taken as the reference value.
Bank of Spain Charge-off Requirements
The Bank of Spain does not permit non-performing assets to be partially charged-off.
The Bank of Spain requires Spanish banks to charge-off immediately those non-performing assets that management believes will never be repaid or that were made to category 6 (“bankrupt”) countries or residents of such category 6 countries. See the above sub-section entitled “—Bank of Spain Classification Requirements—Country- Risk Outstandings”. Otherwise, the Bank of Spain requires Spanish banks to charge-off non-performing assets four years after they were classified as non-performing. Spanish banks may carry fully secured past-due mortgage loans beyond this four-year deadline for up to six years if there are objective factors that indicate an improved likelihood of recovery. Accordingly, even if allowances have been established equal to 100% of a non-performing asset (in accordance with the Bank of Spain criteria discussed above), the Spanish bank may maintain that non-performing asset, fully provisioned, on its balance sheet for the full four or six-year period if management believes based on objective factors that there is some possibility of recoverability of that asset.

Movements in Allowances for Credit Losses
The following table analyzes movements in our allowances for credit losses and movements, by domicile of customer, for the years indicated. See “Presentation of Financial and Other Information”. For further discussion of movements in the allowances for credit losses, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Santander—Impairment Losses (net)”.

	EU – IFRS (*)
	Year Ended December 31,
	2007	2006	2005	2004
	(in thousands of euros)
Allowance for credit losses at beginning of year
Borrowers in Spain	4,318,320	3,664,349	2,836,564	1,849,001
Borrowers outside Spain	3,969,808	4,092,326	4,160,864	3,172,452

Total	8,288,128	7,756,675	6,997,428	5,021,453

Inclusion of acquired companies’ credit loss allowances
Borrowers in Spain	—	—	—	1,972
Borrowers outside Spain	7,356	164,530	4,006	1,044,042

Total	7,356	164,530	4,006	1,046,014

Recoveries of loans previously charged off (1)
Borrowers in Spain	148,849	123,566	105,800	145,591
Borrowers outside Spain	475,371	428,040	381,217	259,777

Total	624,220	551,606	487,017	405,368

Net provisions for credit losses (1)
Borrowers in Spain	658,989	793,898	746,519	868,520
Borrowers outside Spain	2,837,069	1,689,964	1,001,381	713,220

Total	3,496,058	2,483,862	1,747,900	1,581,740

Charge offs against credit loss allowance
Borrowers in Spain	(573,787)	(269,559)	(226,036)	(344,392)
Borrowers outside Spain	(2,746,375)	(2,100,306)	(1,293,458)	(681,036)

Total	(3,320,162)	(2,369,865)	(1,519,494)	(1,025,428)

Other movements (2)	(299,229)	(298,680)	39,818	(31,719)

Allowance for credit losses at end of year
Borrowers in Spain	4,512,000	4,318,320	3,664,349	2,836,564
Borrowers outside Spain	4,284,371	3,969,808	4,092,326	4,160,864

Total	8,796,371	8,288,128	7,756,675	6,997,428

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
•
We have not included separate line items for charge-offs of loans not previously provided for (loans charged-off against income) and recoveries of loans previously charged-off as these are not permitted under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

•	The shift in “Other Movements” from 2004 to 2005, to 2006, and to 2007 principally reflects foreign exchange differences.

The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
Movements in Allowances for Credit Losses

Previous Spanish GAAP
Year Ended December 31,
2003
(in thousands of euros)
Allowance for credit losses at beginning of year
Borrowers in Spain	1,725,606
Borrowers outside Spain	3,438,672

Total	5,164,278

Inclusion of acquired companies’ credit loss allowances
Borrowers in Spain	—
Borrowers outside Spain	—

Total	—

Loans charged off against income (1)
Borrowers in Spain	(12,729)
Borrowers outside Spain	(91,110)

Total	(103,839)

Recoveries of loans previously charged off (1)
Borrowers in Spain	108,722
Borrowers outside Spain	248,765

Total	357,487

Net provisions for credit losses (1)
Borrowers in Spain	681,234
Borrowers outside Spain	814,453

Total	1,495,687

Charge offs against credit loss allowance
Borrowers in Spain	(259,366)
Borrowers outside Spain	(811,719)

Total	(1,071,085)

Other movements	(428,132)

Allowance for credit losses at end of year
Borrowers in Spain	1,681,017
Borrowers outside Spain	3,733,379

Total	5,414,396

(1)
We have included separate line items for charge-offs of loans not previously provided for (loans charged-off against income) and recoveries of loans previously charged-off in order to satisfy the SEC’s requirement to show all charge-offs and recoveries in this table. We have increased provisions for credit losses for the purposes of this table by the amount of charge-offs of loans not previously provided for and decreased it by the amount of recoveries of loans previously provided for to produce the line item “net provisions for credit losses”. This has also allowed the figures for net provisions for credit losses in this table to match the amounts recorded under “Write-offs and credit loss provisions (net)” in our Consolidated Income Statement.

The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the years indicated.

	EU — IFRS (*)
	Year Ended December 31,
	2007	2006	2005	2004
	(in thousands of euros)
Recoveries of loans previously charged off-
Domestic:
Commercial, financial, agricultural, industrial	32,045	37,879	51,649	60,113
Real estate-construction	10,718	5,646	140	2,488
Real estate-mortgage	17,644	11,249	5,226	24,799
Installment loans to individuals	70,082	59,726	32,303	44,340
Lease finance	4,517	5,023	2,903	4,050
Other	13,844	4,043	13,579	9,800

Total Borrowers in Spain	148,849	123,566	105,800	145,591
Borrowers outside Spain
Government and official institutions	8	1,126	1	1,958
Bank and other financial institutions	2,735	21	1,691	10,373
Commercial and industrial	397,126	299,302	292,279	141,324
Mortgage loans	30,360	7,751	3,468	8,288
Other	45,141	119,840	83,778	97,834
Borrowers outside Spain	475,371	428,040	381,217	259,777

Total	624,220	551,606	487,017	405,368
Net provisions for credit losses-
Domestic:
Commercial, financial, agricultural, industrial	(278,356)	405,914	296,879	333,801
Real estate-construction	240,462	20,430	49,925	(621)
Real estate-mortgage	298,645	96,209	62,526	46,016
Installment loans to individuals	383,582	278,223	161,027	121,574
Lease finance	16,038	55,894	19,838	22,977
Other	(1,383)	(62,772)	156,324	344,774

Total Borrowers in Spain	658,989	793,898	746,519	868,520
Borrowers outside Spain
Government and official institutions	(1,797)	2,035	16,836	(5,085)
Bank and other financial institutions	(35,598)	72,479	1,698	46,117
Commercial and industrial	2,016,115	1,128,005	820,912	472,200
Mortgage loans	237,553	11,612	88,812	64,375
Other	620,796	475,833	73,123	135,613
Borrowers outside Spain	2,837,069	1,689,964	1,001,381	713,220

Total	3,496,058	2,483,862	1,747,900	1,581,740
Charge offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(140,715)	(55,982)	(113,357)	(158,248)
Real estate-construction	(29,466)	(18,911)	(8)	(667)
Real estate-mortgage	(11,807)	(7,284)	(14,674)	(36,253)
Installment loans to individuals	(356,532)	(184,218)	(67,554)	(113,652)
Lease finance	(1,344)	(1,775)	(8,007)	(2,249)
Other	(33,924)	(1,389)	(22,436)	(33,323)

Total Borrowers in Spain	(573,787)	(269,559)	(226,036)	(344,392)
Borrowers outside Spain
Government and official institutions	—	(174)	—	(1,706)
Bank and other financial institutions	(2,432)	(12,189)	(86)	(85,339)
Commercial and industrial	(1,969,576)	(1,333,617)	(1,120,180)	(551,804)
Mortgage loans	(6,693)	(46,603)	(30,562)	(4,923)
Other	(767,674)	(707,723)	(142,630)	(37,265)
Borrowers outside Spain	(2,746,375)	(2,100,306)	(1,293,458)	(681,036)

Total	(3,320,162)	(2,369,865)	(1,519,494)	(1,025,428)

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

Previous Spanish GAAP
Year Ended December 31,
2003
(in thousands of euros)
Loans charged off against income-
Borrowers in Spain:
Commercial, financial, agricultural, industrial	(2,917)
Real estate-construction	(3)
Real estate-mortgage	(1,042)
Installment loans to individuals	(7,763)
Lease finance	(992)
Other	(12)

Total Borrowers in Spain	(12,729)
Borrowers outside Spain
Government and official institutions	—
Bank and other financial institutions	(2,762)
Commercial and industrial	(15,384)
Other	(72,964)
Total borrowers outside Spain	(91,110)

Total	(103,839)
Recoveries of loans previously charged off-
Domestic:
Commercial, financial, agricultural, industrial	47,069
Real estate-construction	425
Real estate-mortgage	15,164
Installment loans to individuals	35,389
Lease finance	1,644
Other	9,031

Total Borrowers in Spain	108,722
Borrowers outside Spain
Government and official institutions	1,766
Bank and other financial institutions	13,485
Commercial and industrial	109,577
Other	123,937
Borrowers outside Spain	248,765

Total	357,487
Provisions for credit losses-
Domestic:
Commercial, financial, agricultural, industrial	318,538
Real estate-construction	759
Real estate-mortgage	18,973
Installment loans to individuals	91,799
Lease finance	36,267
Other	214,898

Total Borrowers in Spain	681,234
Borrowers outside Spain
Government and official institutions	(3,350)
Bank and other financial institutions	(19,983)
Commercial and industrial	434,725
Other	403,061
Borrowers outside Spain	814,453

Total	1,495,687
Charge offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(154,360)
Real estate-construction	(811)
Real estate-mortgage	(19,109)
Installment loans to individuals	(59,334)
Lease finance	(1,885)
Other	(23,867)

Total Borrowers in Spain	(259,366)
Borrowers outside Spain
Government and official institutions	(451)
Bank and other financial institutions	(196,662)
Commercial and industrial	(288,151)
Other	(326,455)
Borrowers outside Spain	(811,719)

Total	(1,071,085)

Allowances for Credit Losses

	EU – IFRS (*)
	December 31,
	2007	%	2006	%	2005	%	2004	%
	(in thousands of euros, except percentages)

Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,058,128	23.40	2,302,546	27.78	2,056,003	26.51	1,494,605	21.36
Real estate-construction	475,907	5.41	267,771	3.23	270,369	3.49	7,929	0.11
Real estate-mortgage	805,437	9.16	457,132	5.52	243,335	3.14	206,461	2.95
Installment loans to individuals	926,917	10.53	889,283	10.73	612,564	7.90	491,698	7.03
Lease finance	162,405	1.85	166,542	2.01	98,830	1.27	105,101	1.50
Other	83,207	0.95	235,046	2.84	383,248	4.94	530,771	7.59

Total Borrowers in Spain	4,512,000	51.30	4,318,320	52.10	3,664,349	47.24	2,836,564	40.54
Borrowers outside Spain:
Government and official institutions	25,650	0.29	30,054	0.36	41,302	0.53	53,966	0.77
Bank and other financial institutions	101,387	1.15	149,729	1.81	68,122	0.88	176,115	2.52
Commercial and industrial	2,762,325	31.40	2,670,075	32.22	3,413,736	44.01	3,551,929	50.76
Mortgage loans	1,354,866	15.40	831,972	10.04	363,980	4.69	199,022	2.84
Other	40,142	0.46	287,978	3.47	205,186	2.65	179,832	2.57

Total Borrowers outside Spain	4,284,371	48.70	3,969,808	47.90	4,092,326	52.76	4,160,864	59.46

Total	8,796,371	100.00	8,288,128	100.00	7,756,675	100.00	6,997,428	100.00

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
Allowances for Credit Losses

	Previous Spanish GAAP
	At December 31,
(in thousands of euros, except percentages)	2003	%
Borrowers in Spain:
Commercial, financial, agricultural, industrial	738,291	13.64
Real estate-construction	5,673	0.10
Real estate-mortgage	187,635	3.47
Installment loans to individuals	250,750	4.63
Lease finance	57,686	1.07
Other	440,982	8.14

Total Borrowers in Spain	1,681,017	31.05
Borrowers outside Spain:
Government and official institutions	23,688	0.44
Bank and other financial institutions	152,958	2.83
Commercial and industrial	3,131,665	57.83
Other	425,068	7.85

Total Borrowers outside Spain	3,733,379	68.95

Total	5,414,396	100.00

Impaired Assets
The following tables show our impaired assets, excluding country-risk. We do not keep records classifying assets as non-accrual, past due, restructured or potential problem loans, as those terms are defined by the SEC. However, we have estimated the amount of our assets that would have been so classified, to the extent possible, below.

	EU – IFRS (*)
	At December 31,
Non-performing assets	2007	2006	2005	2004
	(in thousands of euros, except percentages)
Past-due and other non-performing assets (1) (2) (3):
Domestic	1,887,167	1,288,857	1,110,784	1,018,088
International	4,291,488	3,318,690	3,230,716	3,096,603

Total	6,178,655	4,607,547	4,341,500	4,114,691

Non-performing loans as a percentage of total loans	1.07%	0.87%	0.98%	1.09%

Net loan charge-offs as a percentage of total loans	0.47%	0.34%	0.23%	0.16%

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

(1)
We estimate that the total amount of our non-performing assets fully provisioned under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and which under U.S. GAAP would have been charged-off from the balance sheet was €1,567.0 million, €1,302.6 million, €1,206.5 million and €1,582.0 million at December 31, 2004, 2005, 2006 and 2007 respectively.

(2)	Non-performing assets due to country risk were €122.4 million, €121.1 million, €83.0 million and €6.7 million at December 31, 2004, 2005, 2006 and 2007, respectively.

(3)
We estimate that at December 31, 2004, 2005, 2006 and 2007, (i) the total amount of our non-performing past-due assets was €3,501.0 million, €3,367.1 million, €3,841.2 million and €4,918.2 million, respectively, and (ii) the total amount of our other non-performing assets was €613.7 million, €974.4 million, €766.3 million and €1,260.5 million, respectively.

The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

Previous Spanish GAAP
At December 31,
2003
(in thousands of euros,
except percentages)
Past-due and other non-performing assets (1) (2) (3):
Domestic	931,583
International	2,290,921

Total	3,222,504

Non-performing loans as a percentage of total loans	1.81%

Net loan charge-offs as a percentage of total loans	0.46%

(1)
The figures in this table do not reflect the entire principal amount of loans having payments 90 days or more past due unless the entire principal amount of the loan is classified as non-performing under Bank of Spain regulations as described above under “—Bank of Spain Classification Requirements”. We estimate that the entire principal amount of such loans would have been €3,823.4 million at December 31, 2003.

(2)	We estimate that at December 31, 2003, (i) the total amount of our non-performing past-due assets was €2,327.3 million and (ii) the total amount of our other non-performing assets was €895.2 million.

(3)
We estimate that the total amount of our non-performing assets fully provisioned under Spanish GAAP and which under U.S. GAAP would have been charged-off from the balance sheet was €341.8 million at December 31, 2003.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at December 31, 2007 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.
Evolution of Impaired Assets
The following tables show the movement in our impaired assets (excluding country-risk, see “—Country-Risk Outstandings”).

	EU – IFRS (*)
	Quarter ended				Year ended	Year ended	Year ended	Year ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in thousands of euros)	2007	2007	2007	2007	2007	2006	2005	2004

Opening balance	4,607,547	4,936,052	5,353,641	5,737,934	4,607,547	4,341,500	4,114,691	3,512,727
Net additions	1,058,004	1,046,786	1,255,895	1,530,586	4,891,270	2,635,912	1,737,692	1,627,392
Writeoffs	(729,499)	(629,197)	(871,602)	(1,089,865)	(3,320,162)	(2,369,865)	(1,510,833)	(1,025,428)

Closing balance (1)	4,936,052	5,353,641	5,737,934	6,178,655	6,178,655	4,607,547	4,341,500	4,114,691

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

(1)	Non-performing assets due to country-risk were €6.7 million, €83.0 million and €121.1 million at December 31, 2007, 2006 and 2005, respectively.
The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

Previous Spanish GAAP
Year ended December 31,
2003
(in thousands of euros)
Opening balance	3,676,467
Net additions	720,500
Writeoffs	(1,174,463)

Closing balance	3,222,504

Impaired Asset Ratios
The following tables show the ratio of our impaired assets to total computable credit risk and our coverage ratio at December 31, 2007, 2006, 2005 and 2004.

	EU – IFRS (*)
	At December 31,
	2007	2006	2005	2004
	(in thousands of euros, except percentages)

Computable credit risk (1)	649,342,484	588,372,837	489,662,040	411,482,598

Non-performing assets
Mortgage loans	1,843,628	1,364,317	1,209,137	1,352,564
Other	4,335,027	3,243,230	3,132,363	2,762,127

Total non performing assets	6,178,655	4,607,547	4,341,500	4,114,691

Allowances for non-performing assets	9,302,230	8,626,937	7,902,225	6,813,354

Ratios
Non-performing assets to computable credit risk	0.95%	0.78%	0.89%	1.00%
Coverage ratio (2)	150.55%	187.23%	182.02%	165.59%

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.

(2)	Allowances for non-performing assets as a percentage of non-performing assets.
The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

Previous Spanish GAAP
At December 31, 2003
(in thousands of euros,
except percentages)

Computable credit risk (1)	207,979,474

Non-performing assets
Mortgage loans	510,265
Other	2,712,239

Total non performing assets	3,222,504

Allowances for non-performing assets	5,323,127

Ratios
Non-performing assets to computable credit risk	1.55%
Coverage ratio (2)	165.19%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.

(2)	Allowances for non-performing assets as a percentage of non-performing assets.

Country-Risk Outstandings
The following tables set forth our country-risk outstandings with third parties belonging to countries classified in groups 3, 4, 5 and 6 for the years shown (See “—Bank of Spain Classification Requirements—Country-Risk Outstandings”).

	EU – IFRS (*)
	Year ended December 31,
	2007	2006	2005	2004
	(in millions of euros)
Risk (gross)	844.5	899.1	668.1	1,063.7
Provisions	124.0	233.5	313.0	275.0

Risk (net)	720.5	665.6	355.1	788.8

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
The table below contains information prepared under previous Spanish GAAP which is not comparable to information prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

Previous Spanish GAAP
Year ended December 31,
2003
(in millions of euros)
Risk (gross)	497.0
Provisions	406.0

Risk (net)	91.0

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
Other Non-Accruing Assets
As described above under “—Bank of Spain Classification Requirements”, we do not classify our loans to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired assets. However, as described above under “—Bank of Spain Allowances for Credit Losses and Country-Risk Requirements—Allowances for Country-Risk” and “—Non-Accrual of Interest Requirements”, the Bank of Spain requires us to account for such loans on a cash basis (non-accruing) and to set aside certain allowances for such loans. We treat category 5 (doubtful countries) country-risk outstandings as both a non-accruing and impaired asset. Total other non-accruing assets at December 31, 2003, 2004, 2005, 2006 and 2007 were €249.7 million, €717.5 million, €626.5 million, €874.5 million and €893.6 million, respectively (2003 calculated under previous Spanish GAAP).

	EU – IFRS (*)
Summary of non-accrual assets	Year Ended December 31,
	2007	2006	2005	2004
	(in millions of euros)
Assets classified as Non Performing Assets	6,178.7	4,607.5	4,341.5	4,114.7
Non Performing Assets due to country risk	6.7	23.7	40.3	117.1
Other assets on non-accrual status due to country risk	893.6	874.5	626.5	717.5

Total non-accruing assets	7,078.9	5,505.7	5,008.3	4,949.3

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
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

Previous Spanish GAAP
Year Ended December 31,
Summary of non-accrual assets	2003
(in millions of euros)
Assets classified as Non Performing Assets	3,222.5
Outstanding balances of loans partially classified as non-performing	600.9
Other assets on non-accrual status due to country risk	249.7

Total non-accruing assets	4,073.1
Both under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and previous Spanish GAAP we do not have any loans past-due 90 days or more that are accruing interest, in accordance with the Bank of Spain’s requirements.
As of December 31, 2005, 2006 and 2007, the amounts of “restructured loans”, none of which were classified as non-performing, were €322.4 million, €403.0 million and €465.2 million.
Foreclosed Assets
The tables below set forth the movements in our foreclosed assets for the periods shown.

	EU – IFRS (*)
					Year ended
	Quarterly movements				December 31,
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
	2007	2007	2007	2007	2007	2006	2005
	(in thousands of euros, except percentages)
Opening balance	408,450	410,830	414,016	428,805	408,450	408,042	372,519
Foreclosures	182,050	185,446	199,069	284,587	851,152	639,808	442,458
Sales	(179,670)	(182,260)	(184,280)	(218,825)	(765,035)	(639,400)	(406,935)
Gross foreclosed assets	410,830	414,016	428,805	494,567	494,567	408,450	408,042
Allowances established	129,447	117,926	116,501	111,026	111,026	(129,611)	(115,683)
Allowance as a percentage of foreclosed assets	31.51%	28.48%	27.17%	22.45%	22.45%	31.73%	28.35%
Closing balance (net)	281,383	296,090	312,304	383,541	383,541	278,839	292,359

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
Liabilities
Deposits
The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits. For an analysis, by domicile of customer, of average domestic and international deposits by type for 2005, 2006 and 2007, see “—Average Balance Sheets and Interest Rates—Liabilities and Interest Expense”.
We compete actively with other commercial banks and with savings banks for domestic deposits. Our share of customer deposits in the Spanish banking system (including Cajas de Ahorros) was 15.6% at December 31, 2007, according to figures published by the Spanish Banking Association (AEB) and the Confederación Española de Cajas de Ahorros (“CECA”). See “—Competition”.

The following tables analyze our year-end deposits.
Deposits (from central banks and credit institutions and Customers) by type of deposit

	EU – IFRS (*)
	At December 31,
Deposits from central banks and credit institutions-	2007	2006	2005
	(in thousands of euros)
Reciprocal accounts	562,619	411,314	190,885
Time deposits	71,226,437	63,589,635	47,224,471
Other demand accounts	2,466,370	2,225,037	7,383,695
Repurchase agreements	36,615,910	45,417,839	91,399,196
Central bank credit account drawdowns	2,008,927	1,348,815	2,369,406
Other financial liabilities associated with transferred financial assets	—	8,445	7,170
Hybrid financial liabilities	15,760	34,852	47,584

Total	112,896,023	113,035,937	148,622,407

Customer deposits-
Demand deposits-
Current accounts	87,136,743	89,151,030	80,631,188
Savings accounts	90,727,525	93,717,633	90,471,827
Other demand deposits	3,593,720	2,025,095	1,747,720
Time deposits-
Fixed-term deposits	92,673,147	86,345,788	77,166,817
Home-purchase savings accounts	296,768	324,262	269,706
Discount deposits	9,933,139	7,132,341	16,128,577
Funds received under financial asset transfers	—	—	1
Hybrid financial liabilities	8,494,773	4,994,535	4,141,071
Other financial liabilities associated with transferred financial assets	—	—	20,346
Other time deposits	113,562	470,140	351,620
Notice deposits	283,301	45,849	33,713
Repurchase agreements	62,451,624	47,015,928	34,802,694

Total	355,704,302	331,222,601	305,765,280

Total deposits	468,600,325	444,258,538	454,387,687

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

Deposits (from central banks and credit institutions and Customers) by location of office

	EU – IFRS (*)
	At December 31,
Deposits from central banks and credit institutions-	2007	2006	2005
	(in thousands of euros)
Due to credit institutions
Offices in Spain	66,137,878	45,786,284	76,504,500
Offices outside Spain:
Other EU countries	31,782,431	47,733,849	9,647,389
United States	421,513	300,336	1,439,643
Other OECD countries (1)	44,136	24,509	36,905,723
Central and South America (1)	14,502,083	19,146,367	23,926,745
Other	7,982	44,592	198,407
Total offices outside Spain	46,758,145	67,249,653	72,117,907

Total	112,896,023	113,035,937	148,622,407

Customer deposits
Offices in Spain	132,008,374	120,485,991	107,117,818
Offices outside Spain:
Other EU countries	134,620,750	136,730,342	133,274,597
United States	17,888,682	7,512,963	7,578,598
Other OECD countries (1)	189,548	79,117	106,151
Central and South America (1)	69,361,574	64,984,913	56,395,157
Other	1,635,374	1,429,275	1,292,959
Total offices outside Spain	223,695,928	210,736,610	198,647,462

Total	355,704,302	331,222,601	305,765,280

Total deposits	468,600,325	444,258,538	454,387,687

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

(1)	In this schedule Mexico is classified under “Central and South America”
The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of $100,000 or more for the year ended December 31, 2007. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	December 31, 2007
	Domestic	International	Total
	(in thousands of euros)

Under 3 months	12,802,297	21,430,235	34,232,532
3 to 6 months	2,581,027	4,650,391	7,231,418
6 to 12 months	2,897,014	4,798,172	7,695,187
Over 12 months	1,243,727	11,604,655	12,848,382

Total	19,524,066	42,483,453	62,007,519
The aggregate amount of deposits held by non-resident depositors (banks and customers) in our domestic branch network was €64.4 million, €37.9 million and €48.7 million at December 31, 2005, 2006 and 2007.

Short-Term Borrowings

	EU – IFRS (*)
Short-Term Borrowings	At December 31,
	2007		2006		2005
		Average		Average		Average
	Amount	Rate	Amount	Rate	Amount	Rate
	(in thousands of euros, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury notes and bills):
At December 31	99,067,534	3.66%	92,433,767	4.39%	126,201,890	3.55%
Average during year	90,977,794	3.86%	101,682,243	3.74%	91,458,502	3.65%
Maximum month-end balance	99,067,534		129,816,503		129,563,533
Other short-term borrowings:
At December 31	32,706,892	7.29%	35,385,525	2.50%	25,157,976	2.34%
Average during year	27,071,238	5.42%	25,501,630	2.66%	21,249,880	4.23%
Maximum month-end balance	44,052,354		35,385,525		26,688,044

Total short-term borrowings at year-end	131,774,426	4.56%	127,819,292	3.87%	151,359,866	3.35%

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
Competition
We face strong competition in all of our principal areas of operation from other banks, savings banks, credit co-operatives, brokerage services, on-line banks, insurance companies and other financial services firms.
Banks
Two Spanish banking groups dominate the retail banking sector in Spain. These two groups are headed by Banco Bilbao Vizcaya Argentaria, S.A. and Santander.
At the end of December 2007, these two Spanish banking groups accounted for approximately 60.9% of loans and 63.4% of deposits of all Spanish banks, which in turn represented 29.0% of loans and 28.9% of deposits of the financial system, according to figures published by the Spanish Banking Association (AEB) and the Confederación Española de Cajas de Ahorro (“CECA”). These banking groups also hold significant investments in Spanish industry.
Foreign banks also have a presence in the Spanish banking system as a result of liberalization measures adopted by the Bank of Spain in 1978. At December 31, 2007, there were 80 foreign banks (of which 72 were from European Union countries) with branches in Spain. In addition, there were 18 Spanish subsidiary banks of foreign banks (of which 13 were from European Union countries).
Spanish law provides that any financial institution organized and licensed in another Member State of the European Union may conduct business in Spain from an office outside Spain. They do not need prior authorization from the Spanish authorities to do so. Once the Bank of Spain receives notice from the institution’s home country supervisory authority about the institution’s proposed activities in Spain, the institution is automatically registered and the proposed activities are automatically authorized.
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

•	list of the persons who will be members of the first board of directors and of the senior management,

•	list of partners with significant holdings, and

•	detailed description of the banking, tax and anti-money laundering regulations of the country where it will be located.
The opening of branches outside Spain requires prior application to the Bank of Spain, including information about the country where the branch will be located, the address, program of activities and names and resumes of the branch’s managers. The opening of representative offices requires prior notice to the Bank of Spain detailing the activities to be performed.
In addition, we face strong competition outside Spain, particularly in Argentina, Brazil, Chile, Mexico, Portugal and the United Kingdom.
Abbey’s main competitors are established United Kingdom banks, building societies and insurance companies and other financial services providers (such as supermarket chains and large retailers). In recent years, customer access, choice and mobility have increased.
Savings Banks
Spanish savings banks (“Cajas de Ahorros”) are mutual organizations which engage in the same activities as banks, but primarily take deposits and make loans, principally to individual customers and small to medium-sized companies. The Spanish savings banks provide strong competition for the demand and savings deposits which form an important part of our deposit base. Spanish savings banks, which traditionally were regional institutions, are permitted to open branches and offices throughout Spain. In the last few years, mergers among savings banks increased. The Spanish savings banks’ share of domestic deposits and loans were 61.9% and 52.6%, at December 31, 2007.

Credit Co-operatives
Credit co-operatives are active principally in rural areas. They provide savings and loan services including financing of agricultural machinery and supplies. They are also a source of competition.
Brokerage Services
We face competition in our brokerage activities in Spain from brokerage houses of other financial institutions.
Spanish law provides that any investment services company authorized to operate in another Member State of the European Union may conduct business in Spain from an office outside Spain, once the National Securities Market Commission (Comisión Nacional del Mercado de Valores—“CNMV”) receives notice from the institution’s home country supervisory authority about the institution’s proposed activities in Spain.
Spanish law provides that credit entities have access, as members, to the Spanish stock exchanges, in accordance with the provisions established by the Investment Services Directive.
We also face strong competition in our mutual funds, pension funds and insurance activities from other banks, savings banks, insurance companies and other financial services firms.
On-line Banks and Insurance Companies
The entry of on-line banks into the Spanish banking system has increased competition, mainly in customer funds businesses such as deposits. Insurance companies and other financial service firms also compete for customer funds.
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
The European System of Central Banks is made up of three decision-making bodies:
• the Governing Council, comprised of the members of the Executive Board of the European Central Bank and the governors of the national central banks of the 15 Member States which have adopted the euro;
• the Executive Board, comprised of the President, Vice-President and four other members; and
• the General Council of the European Central Bank, comprised of the President and Vice-President of the European Central Bank and the governors of the national central banks of the 27 European Union Member States.
The Governing Council is the body in charge of formulating monetary policy for the euro area and adopting the guidelines and decisions necessary to perform the Euro system’s tasks. The Executive Board is the body in charge of implementing the monetary policy for the euro area laid out by the Governing Council and providing the instructions necessary to carry out monetary policy to the euro area’s national central banks.
The European Central Bank has delegated the authority to issue the euro to the central banks of each country participating in Stage III. These central banks are also in charge of executing the European Union’s monetary policy in their respective countries. The countries that have not adopted the euro will have a seat in the European System of Central Banks, but will not have a say in the monetary policy or instructions laid out by the governing council to the national central banks.

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
Liquidity Ratio
European Central Bank regulations require credit institutions in each Member State that participates in the European Monetary Union, including us, to place a specific percentage of their “Qualifying Liabilities” with their respective central banks in the form of interest bearing deposits as specified below (the “Liquidity Ratio”).

The European Central Bank requires the maintenance of a minimum liquidity ratio by all credit institutions established in the Member States of the European Monetary Union. Branches located in the Eurozone of institutions not registered in this area are also subject to this ratio, while the branches located outside the Eurozone of institutions registered in the Eurozone are not subject to this ratio.
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
Capital Adequacy Requirements
During 2007, the Bank and its Spanish bank subsidiaries were subject to Bank of Spain’s Circular 5/1993 on capital adequacy requirements. Additionally, Spain forms part of the Basel Committee on Banking Regulations and Supervisory Practices since February 2001 and we calculate our capital requirements under this committee’s criteria (the Basel I Accord). In June 2006 the European Union adopted a new regulatory framework (recast of Directives 2006/48/EC and 2006/49/EC) that promotes more risk sensitive approaches to the determination of minimum regulatory capital requirements in accordance with the New Basel Accord (“Basel II” or “BIS II”). Finally, the Royal Decree 216/2008 published on February 16, 2008, the Law 36/2007 amending Law 13/1985, and Bank of Spain’s Circular 3/2008 published on June 10, 2008, introduced these European Directives into the Spanish regulatory framework.
The Spanish capital adequacy requirements applicable until June 30, 2008 distinguish between “basic” and “complementary” capital and require certain ratios of basic and total capital to risk-weighted assets. Basic capital generally includes ordinary shares, non-cumulative preferred securities and most reserves, less interim dividends, goodwill and intangible assets, treasury stock and financing for the acquisition (by persons other than the issuer’s employees) of the issuer’s shares. Complementary capital generally includes cumulative preferred securities, revaluation and similar reserves, dated and perpetual subordinated debt, generic credit allowances and capital gains.
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
Spanish regulations provide that, if certain requirements are met, Spanish banks may include the net credit exposure arising from certain interest rate and foreign exchange related derivative contracts (rather than the entire notional amount of such contracts) in their total risk-adjusted assets for purposes of calculating their capital adequacy ratios.

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
At December 31, 2007, our eligible capital exceeded the minimum required by the Bank of Spain by approximately €14.5 billion. Our Spanish subsidiary banks were, at December 31, 2007, each in compliance with these capital adequacy requirements, and all our foreign subsidiary banks were in compliance with their local regulations.
Banks or consolidated banking groups are required to communicate immediately to the Bank of Spain if they fail to satisfy minimum capital requirements, and within the next month are required to present a plan to recover their solvency. This plan could be modified by the Bank of Spain. While the deficit persists, the payment of dividends by any of the entities of the banking group must be approved by the Bank of Spain. The payment of dividends is forbidden (other than by subsidiaries in which the entity holds at least 50% of the voting rights and capital) if the deficit of capital is greater than 20% or if the deficit in basic capital is greater than 50% of the minimum capital requirements, unless otherwise authorized by the Bank of Spain. See “—Restrictions on Dividends” below.
The Basel Committee on Banking Regulations and Supervisory Practices, which includes the supervisory authorities of thirteen major industrial countries, adopted in 1988 an international framework (the “Basel Accord”) for capital measurement and capital standards of banking institutions. The capital requirements imposed by the Basel Accord are in many respects similar to those imposed by European Union directives, Spanish law and the Bank of Spain.
Based purely on the Basel I Accord capital framework, and making assumptions that we consider appropriate, we estimate that, at December 31, 2007, we had (1) a total capital to risk-weighted assets ratio of 12.66%, and (2) a Tier 1 capital to risk-weighted assets ratio of 7.71%.
The Basel Committee on Banking Supervision on June 26, 2004 published the Basel II Accord which amends the Basel I 1988 Accord. Basel II promotes a more risk sensitive approach to the determination of minimum regulatory capital requirements which would further strengthen the soundness and stability of the international banking system. To ensure that the most appropriate approaches are being used, banks are encouraged to move to the more sophisticated methods by a reduction in the regulatory capital charge.
As a result of the new Basel capital accord issued by the Basel Committee, a new regulatory framework (Directives 2006/48/EC and 2006/49/EC) was adopted in June 2006 by the European Union. Since then, each country has been going through the process of implementing the Directives, firstly in national laws and secondly in the specific regulations of each national supervisor. This new framework will be applicable to all Spanish banks. Law 36/2007 (November 17), which amends Law 13/1985 on investment ratios, capital and reporting requirements of financial intermediaries and Royal Decree 216/2008 (February 15), transpose Directive 2006/48/EC and Directive 2006/49/EC into the Spanish Law.
Bank of Spain’s Circular 3/2008 published on June 10, 2008 mandates Spanish entities to report capital ratios using the Basel II framework from June 30, 2008.
Basel II introduces more emphasis on risk sensitivity, supervisory review and market discipline (through more extensive disclosures). Banks will have minimum capital requirements in order to support credit, market and operational risk. The impact of the new regulation is not expected to increase the capital requirements, but could increase their volatility.
The Group intends to use, from the outset, advanced internal models to calculate the capital requirements for credit risk of the units with the largest credit risk exposure (the Parent Bank and Banco Español de Crédito -Banesto- in Spain and Abbey in the UK), and plans to extend these models to its other main units in the next few years. The use of advanced internal models is subject to stringent internal validation and supervisory approval requirements. Internal validation and supervisory review and approval of the models are not confined to the quantitative model, but also encompass qualitative requirements relating to the technological environment and the integration of the models into management. In the case of the Group, this has entailed review and approval by the Bank of Spain and the FSA of 36 credit risk models applicable to the various business segments. In June 2008, Bank of Spain authorized the use of internal models to determine the regulatory capital requirements of the above mentioned Group’s main units beginning as of June 30, 2008.

The calculation of the minimum capital requirements under the new regulations, referred to as Pillar I, is supplemented by an internal capital adequacy assessment process (“ICAAP”) and supervisory review, referred to as Pillar II. In the case of the Group, the ICAAP is based on an internal model which is used to quantify the economic capital required, given the Group’s global risk profile, to maintain a target AA rating. Lastly, Basel II regulations establish, through Pillar III, strict standards of transparency in the disclosure of risk information to the market.
We believe that the new regulations will give rise to significant savings with respect to the regulatory capital requirements beginning with their effective implementation.
Concentration of Risk
Spanish banks may not have exposure to a single person or group in excess of 25% (20% in the case of an affiliate) of the bank’s equity. Any exposure to a person or group exceeding 10% of a bank’s capital is deemed a concentration and the total amount of exposure represented by all of such concentrations must not exceed 800% of such capital (excluding exposures to the Spanish government, the Bank of Spain, the European Union and certain other exceptions).
Legal Reserve and Other Reserves
Spanish banks are subject to legal and other restricted reserves requirements. In addition, we must allocate profits to certain other reserves as described in Note 33 to our consolidated financial statements.
Allowances for Credit Losses and Country-Risk
For a discussion of Bank of Spain’s Circular 4/2004 relating to allowances for credit losses and country-risk, see “—Classified Assets—Bank of Spain Classification Requirements”.
Employee Pension Plans
At December 31, 2007, our pension plans were all funded according to Bank of Spain requirements. See Note 25 to our consolidated financial statements.
Restrictions on Dividends
We may only pay dividends (including interim dividends) if such payment is in compliance with the Bank of Spain’s minimum capital requirement (described under “—Capital Adequacy Requirements”) and other requirements or, as described below, under certain circumstances when we have capital that is 20% or less below the Bank of Spain’s minimum capital requirements.
If a banking group meets this capital requirement, it may dedicate all of its net profits to the payment of dividends, although in practice Spanish banks normally consult with the Bank of Spain before declaring a dividend. Even if a banking group meets the capital requirement as a group, any consolidated Spanish credit entity that is a subsidiary that does not meet the capital requirement on its own will be subject to the limitations on dividends described below. If a banking group or any Spanish credit entity subsidiary of the group has capital that is 20% or less below the Bank of Spain’s minimum capital requirement, it must devote an amount of net profits determined by the Bank of Spain to reserves, and dividends may be paid out of the remainder only with the prior approval of the Bank of Spain. If the capital is 20% or more, or its basic capital is 50% or more, below the minimum requirement, it may not pay any dividends and must allocate all profits to reserves unless otherwise authorized by the Bank of Spain. In the case of a banking group failing to meet the capital requirement, however, the Bank of Spain can authorize that the consolidated subsidiaries in the group pay dividends without restriction, so long as they are at least 50% owned by group companies and, if they are credit entities, independently comply with the capital requirement.
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
Deposit Guarantee Fund
The Deposit Guarantee Fund on Credit Institutions (“Fondo de Garantía de Depósitos”, or the “FGD”), which operates under the guidance of the Bank of Spain, guarantees in the case of the Bank and our Spanish banking subsidiaries: (i) bank deposits up to €20,000 per depositor; and (ii) securities and financial instruments which have been assigned to a credit institution for its deposit, register or for other such services, up to €20,000 per investor. Pursuant to regulations affecting the FGD, the FGD may purchase non-performing loans or may acquire, recapitalize and sell banks which experience difficulties.
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
As of December 31, 2007, the Bank and its domestic bank subsidiaries were members of the FGD and thus were obligated to make annual contributions to it.
Data Protection
Law 15/1999, dated December 13, 1999, establishes the requirements relating to the treatment of customers’ personal data by credit entities. This law requires credit entities to notify the Spanish Data Protection Agency prior to creating files with a customer’s personal information. Furthermore, this law requires the credit entity to identify the persons who will be responsible for the files and the measures that will be taken to preserve the security of those files. The files must then be recorded in the Data Protection General Registry, once compliance with the relevant requirements has been confirmed. Credit entities that breach this law may be subject to claims by the interested parties before the Data Protection Agency. The Data Protection Agency, which has investigatory and sanctioning capabilities, is the Spanish Authority responsible for the control and supervision of the enforcement of this law.
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

Law 35/2006 (November 28), which approved a new personal income tax law and abolished existing law on the subject, including Royal Decree 3/2004 which was the primary source of regulation. Additionally it partially modified the corporate income tax, the non resident individuals and corporate income tax and the net worth tax.
Law 36/2006 (November 29), relating to measures to prevent tax fraud, among others, amends article 108 of the Securities Market Law.
Law 6/2007 (April 12) amending the Securities Market Law, in order to modify the rules for takeover bids and for issuers transparency. This law has been further developed by Royal Decree 1066/2007 (July 27) on rules applicable to takeover bids for securities and by Royal Decree 1362/2007 (October 19), on transparency requirements for issuers of listed securities (see “Item 9. The Offer and Listing—C. Markets—Spanish Securities Market—Securities Market Legislation” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Tender Offers”).
Law 16/2007 (July 4) introduces a series of amendments to the Spanish mercantile legislation, Commercial Code and Companies Law, in order to adapt it to certain international accounting standards introduced by Regulation 1606/2002/EC of the European Union and of the Council with regard to international financial reporting standards.
Law 22/2007 (July 11) completes the incorporation into the Spanish legal system of Directive 2002/65/EC concerning the distance marketing of consumer financial services.
Law 36/2007 (November 17) introduces a series of amendments to Law 13/1985 (May 25), on investment ratios, capital and reporting requirements of financial intermediaries, in order to adapt it to Directive 2006/48/EC relating to the taking up and pursuit of the business of credit institutions. The provisions of this Directive and the provisions in Directive 2006/49/EC on the minimum capital adequacy of investment firms and credit institutions, implements in the European Union the provisions of the 2004 New Basel Capital Accord (Basel II) which focuses on capital allocation as a primary means of controlling risk. Further implementation in Spain of the above mentioned Directives has been made by Royal Decree 216/2008 (February 15), on capital of financial institutions (see “Capital Adequacy Requirements” above).
Law 41/2007 (December 7) amends Law 2/1981 (March 25) on the mortgage market and regulations related to the mortgage and financial systems, by regulating reverse mortgages and long term care insurance and by setting out a specific tax rule. The purpose of this law is to provide the Spanish mortgage market with greater flexibility. A number of reforms have been introduced relating to (i) asset or financing transactions carried out by credit institutions; and (ii) liability transactions, i.e., those of moving mortgage loans and credits that credit institutions carried out as refinancing mechanisms (mortgage participations, mortgage bonds and covered bonds).
Law 47/2007 (December 19) amends the Securities Market Law in order to adapt it to (i) Directive 2004/39/EC on markets in financial instruments (MiFID), (ii) Directive 2006/73/EC implementing Directive 2004/39/EC with respect to the organizational requirements and operating conditions for investment firms and defined terms for the purpose of that Directive; and (iii) Directive 2006/49/EC on the capital adequacy of investment firms and credit institutions. Further Directive 2006/49/EC and MiFID implementation have been introduced by Royal Decrees 216/2008 and 217/2008 (both of February 15), respectively (see “Item 9. The Offer and Listing—C. Markets. —Spanish Securities Market—Securities Market Legislation”).
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

Mortgages
Lending secured on land, at least 40% of which is used as a dwelling by an individual borrower or relative, has been regulated by the FSA since October 31, 2004. Abbey is authorized to enter into, advise and arrange regulated mortgage contracts.
Banking
Deposit taking is a regulated activity that requires a firm to be authorized and supervised by the FSA. Abbey has permission to carry on deposit taking as do several of its subsidiaries, including Abbey National Treasury Services plc and Cater Allen Limited.
Insurance
United Kingdom banking groups may provide insurance services through other group companies. Insurance business in the United Kingdom is divided between two main categories: Long-term Assurance (such as whole of life, endowments, life insurance investment bonds) and General Insurance (such as buildings and contents coverage, annually renewable life, health and travel protection coverage and motor insurance).
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
Abbey and a number of its subsidiaries have permission to engage in a wide range of wholesale and retail investment businesses including selling investment-backed life assurance and pension products, unit trust products and Individual Savings Accounts (tax exempt saving products) and providing certain retail equity products and services.
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

The European Monetary Union has had a significant effect upon foreign exchange and bond markets and has involved modification of the internal operations and systems of banks and of inter-bank payments systems. Since January 1, 1999, the start of Stage III, see “—Supervision and Regulation—Bank of Spain and the European Central Bank,” Spanish monetary policy has been affected in several ways. The euro has become the national currency of the fifteen participating countries and the exchange rates between the currencies of these countries were fixed to the euro. Additionally, the European System of Central Banks became the entity in charge of the European Union’s monetary policy.
C. Organizational structure.
Banco Santander, S.A. is the parent company of the Group which was comprised at December 31, 2007 of 636 companies that consolidate by the global integration method. In addition, there are 120 companies that are accounted for by the equity method.
See Exhibits I, II and III to our consolidated financial statements included in this Form 20-F, for details of our consolidated and non-consolidated companies.
D. Property, plant and equipment.
During 2007, the Bank and its bank subsidiaries either leased or owned premises in Spain and abroad, which at December 31, 2007 included 5,014 branch offices in Spain and 6,164 abroad. See "—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations and Recent events” and Note 16 to our consolidated financial statements.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
Critical Accounting Policies
The Group’s consolidated financial statements for the years ended December 31, 2007, 2006 and 2005 were prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“EU-IFRS”) required to be applied under Bank of Spain’s Circular 4/2004. A more detailed description of our significant accounting policies is shown in Notes 1 and 2 to our consolidated financial statements.
The preparation of the Group’s consolidated financial statements requires a significant amount of judgment involving estimates and assumptions which can be inherently uncertain at the time they are made (see Note 1-c to our consolidated financial statements). Changes in assumptions may have a significant impact on the financial statements in the periods in which they are changed. Judgments or changes in assumptions are submitted to the Audit and Compliance Committee and/or to our regulatory authorities and are disclosed in the notes to our consolidated financial statements.
Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under current circumstances. Actual results may differ from these estimates if assumptions and conditions change.
We believe that of our significant accounting policies, the following may involve a high degree of judgment:
Fair value of financial instruments
Trading assets or liabilities, financial instruments that are classified at fair value through profit or loss, available for sale securities, and all derivatives are recorded at fair value on the balance sheet. The fair value of a financial instrument is the value at which it could be bought or sold in a current transaction between willing parties. If a quoted price in an active market is available for an instrument, the fair value is calculated based on that price.
If there is no market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments and, in the absence thereof, on the basis of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

We use derivative financial instruments for both trading and non-trading activities. The principal types of derivatives used are interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross currency swaps, equity index futures and equity options. The fair value of standard derivatives is calculated based on published price quotations. The fair value of over-the-counter (“OTC”) derivatives is taken to be the sum of the expected future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets as follows:
•
In the valuation of financial instruments permitting static hedging (principally forwards and swaps), and in the valuation of loans and advances, the “present value” method is used. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are generally observable market data.

•
In the valuation of financial instruments requiring dynamic hedging (principally structured options and other structured instruments), the Black-Scholes model is generally used. Certain observable market inputs are used in the Black-Scholes model to generate variables such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity, as appropriate.

•
In the valuation of financial instruments exposed to interest rate risk (such as interest rate futures, caps and floors), the present value method (futures) and Black-Scholes model (plain vanilla options) are used. For more structured instruments that require dynamic hedging, the Heath-Jarrow-Morton model is used. The main inputs used in these models are principally observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates.

•
In the case of linear instruments (such as bonds and fixed-income derivatives), credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk. In the case of non-linear instruments, if they are exposed to portfolio credit risk (such as credit derivatives), the joint probability of default is determined using the Standard Gaussian Copula model. The main inputs used in the Standard Gaussian Copula model are generally data relating to individual issuers in the portfolio and correlations thereto. The main inputs used in determining the underlying cost of credit for credit risk derivatives are quoted credit spreads, and the correlation between individual issuers’ quoted credit derivatives.

The determination of fair value requires the use of estimates and certain assumptions. If quoted market prices are not available, fair value is calculated using widely accepted pricing models that consider contractual prices of the underlying financial instruments, yield curves, contract terms, observable market data, and other relevant factors . The use of different estimates or assumptions in these pricing models could lead to a different valuation being recorded in our consolidated financial statements.
In Note 2. d) iii. to our consolidated financial statements additional information can be found regarding valuation techniques used by the Group, along with details of the principal assumptions and estimates used in these models and the sensitivity of the valuation of financial instruments to changes in the principal assumptions used.
Allowance for credit losses
Financial assets accounted for at amortized cost and contingent liabilities are assessed for objective evidence of impairment and any resulting allowances for credit losses are recognized and measured in accordance with IAS 39. Credit losses exist if the carrying amount of an asset or claim or a portfolio of assets or claims exceeds the present value of the estimated future cash flows.
Credit losses on these impaired assets and contingent liabilities are assessed as follows:
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

•
Collectively, in all other cases, we group transactions on the basis of the nature of the obligors, the conditions of the countries in which they reside, transaction status, type of collateral or guarantee, and age of past-due amounts. For each group, we establish the appropriate impairment losses (“identified losses”) that must be recognized.

Additionally, we recognize an impairment allowance for credit losses when it is probable that a loss has been incurred, taking into account the historical loss experience and other circumstances known at the time of assessment. For this type of allowance, credit losses are losses incurred at the reporting date, calculated using statistical methods, that have not yet been allocated to specific transactions.
The Group has implemented a methodology which complies with EU-IFRS and is consistent with the Bank of Spain requirements for the determination of the level of provisions required to cover inherent losses. This methodology initially classifies portfolios considered normal risk (debt instruments not classified at fair value through profit or loss, contingent risks and contingent commitments) into the following groups, according to the associated level of risk:
(i)	No appreciable risk.

(ii)	Low risk.

(iii)	Medium-low risk.

(iv)	Medium risk.

(v)	Medium-high risk.

(vi)	High risk.
Once these portfolios have been classified, the Bank of Spain, based on experience and information available to it with respect to the Spanish banking sector, has determined the methodology and parameters that entities should apply in the calculation of the provisions for inherent losses in debt instruments and contingent risks and commitments classified as normal risk.
The calculation establishes that the charge for inherent losses to be made in each period will be equal to: (i) the sum of multiplying the value, positive or negative, of the variation in the period of the balance of each class of risk by the constant a corresponding to that class, plus (ii) the sum of multiplying the total amount of the operations included in each class at the end of the period by the relevant a, minus (iii) the amount of the net charge for the specific allowance made in the period.
The parameters a and b as determined by the Bank of Spain’s guidance take into account historic inherent losses and adjustments to reflect the current economic circumstances.
The allowances for credit losses recorded by Santander as at December 31, 2007, using the methodology outlined above, was €9,302 million.
Additionally, with the objective of ensuring that the provisions resulting from the application of the criteria required by the Bank of Spain are reasonable, the Group estimates the allowances for credit losses using models based on its own credit loss experience and management’s estimate of future credit losses. The Group has developed internal risk models, based on historical information available for each country and type of risk (homogenous portfolios); a full description of our credit risk management system is included in Item 11. Quantitative and Qualitative Disclosures about Market Risk Part 2. Credit Risk. These models produce a range of results that comprise the level of provisions at which we arrive using the model established by the Bank of Spain, as explained below. These internal models may be applied in future periods but are currently subject to local regulatory review by the Bank of Spain. In order for each internal model to be considered valid by the local regulator for use, the calculation should be methodologically correct, and be supported by historical information which covers at least one complete economic cycle and is stored in databases which are consistent with information that has been audited by both the Group Internal Auditing function and external Auditors.
Since 1993, the Group has employed its own models for assigning solvency and internal ratings, which aim to measure the degree of risk associated with a client or transaction. Each rating corresponds to a certain probability of default or non-payment, based on the Group’s past experience. The development of the internal models has led to the introduction of databases that can be used to estimate the risk parameters required in the calculation of capital and expected loss, following market best practices and the guidelines of the New Capital Accord (Basel II).

Although there should be no substantial difference in the calculation of loan allowances between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP the Group has included in the reconciliation of stockholders’ equity and net income a difference between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP related to the determination of credit losses not allocated to specific loans.
Under U.S. GAAP, the loan loss allowance should represent the best estimate of probable losses using possible scenarios. Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, the Group has additionally applied the statistical percentages obtained from historical trends as determined by the Bank of Spain’s guidance (Circular 4/2004). As a result, the loan loss allowances not allocated to specific loans, as determined by the Circular, are higher than those calculated under U.S. GAAP.
The estimates of a portfolio’s inherent risks and overall recovery vary with changes in the economy, individual industries, countries and individual borrowers’ or counterparties’ ability and willingness to repay their obligations. The degree to which any particular assumption affects the allowance for credit losses depends on the severity of the change and its relationship to the other assumptions.
Key judgments used in determining the allowance for loan losses include: (i) risk ratings for pools of commercial loans and leases, (ii) market and collateral values and discount rates for individually evaluated loans, (iii) product type classifications for consumer and commercial loans and leases, (iv) loss rates used for consumer and commercial loans and leases, (v) adjustments made for current events and conditions, (vi) domestic, global and individual countries economic uncertainty, and (vii) overall credit conditions.
CLASSIFICATION DIFFERENCES BETWEEN THE EU-IFRS REQUIRED TO BE APPLIED UNDER BANK OF SPAIN’S CIRCULAR 4/2004 AND U.S. GAAP
Credit losses are generally recognized through allowances for credit losses. As a result of certain unusual circumstances (for example, bankruptcy or insolvency), the loss can be directly recognized through write-offs.
Specific allowances for credit losses come from the impairment process. Loans are identified as impaired and income no longer accrued when it is determined that collection of interest or principal is doubtful or when the interest or principal has been past due for 90 days or more, unless the loan is well secured and in the process of collection.
Globally managed clients, corporate, sovereign and other loans with significant balances are individually assessed based on the borrower’s overall financial condition, resources, guarantees and payment record. An impairment loss is recognized when there are doubts about collection, or when interest or principal is past due for 90 days or more.
Consumer mortgage, installment, revolving credit and other consumer loans are evaluated collectively, and an impairment loss is recognized when interest or principal is past due for 90 days or more.
According to Bank of Spain’s requirements, non-performing loans must be wholly provisioned (hence all the credit loss recognized) when they are more than 24 months overdue, or after more than 6 years for secured mortgage loans.
When a loan is deemed partially uncollectible, the credit loss is charged against earnings through allowances for credit losses instead of through a partial write-off of the loan, as this is not permitted by the Bank of Spain. If a loan becomes entirely uncollectible, its allowance is increased until it reaches 100% of the loan balance. Generally speaking, the requirements for credit loss recognition under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP are similar.
The credit loss recognition process is independent of the process for the removal of impaired loans from the balance sheet. The entire loan balance is kept on the balance sheet until any portion of it has been classified as non-performing for 4 years, or up to 6 years for some secured mortgage loans (the maximum period established in the Bank of Spain regulations), depending on management’s view as to the recoverability of the loan. After that period the loan balance and its specific allowance are removed from the balance sheet and recorded in off-balance sheet accounts, with no resulting impact on net income attributable to the Group. Under U.S. GAAP, this loan would be removed from the balance sheet earlier.

An additional allowance for credit losses attributed to the remaining portfolio is established via a process that considers the potential loss inherent in the portfolio. Also, an allowance is recorded for those exposures where the sovereign risk, transfer risk and risks arising from international financial activity add some doubts as to the collection of debts (the Country-risk Allowance).
Given that loans are presented on the balance sheet net of their credit allowances, there are no significant differences of presentation in the amounts disclosed on the balance sheet under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 or U.S. GAAP. However, our non-performing loans under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 include balances that would have been removed from the balance sheet under U.S. GAAP. This classification difference represents the specific allowance for credit losses, a concept which does not exist under U.S. GAAP.
Impairment
Certain assets, including goodwill, other intangible assets, equity method investments, and other assets are subject to impairment review. We record impairment charges when we believe there is objective evidence of impairment, or that the cost of the assets may not be recoverable. Assessment of what constitutes impairment is a matter of significant judgment.
Goodwill and other intangible assets are tested for impairment on an annual basis, or more frequently if events or changes in circumstances, such as an adverse change in business climate or observable market data, indicate that these assets may be impaired. An impairment loss recognized for goodwill may not be reversed in a subsequent period. The fair value determination used in the impairment assessment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, requiring management to make subjective judgments and assumptions. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions.
In relation to goodwill, the first step of the impairment review process requires the identification of cash-generating units (“CGU”). These are the smallest identifiable group of assets that, as a result of continuing operations, generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill is then allocated to these CGUs; this allocation is reviewed following a business reorganization. The carrying value of the CGU, including the allocated goodwill, is compared to its fair value to determine whether an impairment exists. To calculate these fair values, management may use quoted prices, if available, appraisals made by independent external experts or internal estimations. Assumptions about expected future cash flows require management to make estimations and judgments. For this purpose, management analyzes the following: (i) certain macroeconomic variables that might affect its investments (including population data, the political and economic environment, as well as the banking system’s penetration level); (ii) various microeconomic variables comparing our investments with the financial industry of the country in which we carry on most of our business activities (breakdown of the balance sheet, total funds under management, results, efficiency ratio, capital ratio and return on equity, among others); and (iii) the price earnings (“P/E”) ratio of the investments as compared with the P/E ratio of the stock market in the country in which the investments are located and those of comparable local financial institutions.
Equity method investments are evaluated for impairment on an annually basis, or more frequently if events or changes in circumstances indicate that these assets are impaired. An equity method investment is impaired if its fair value is deemed to be less than its cost. Accordingly, we evaluate whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment.
Our impairment reviews in 2007 resulted in impairment charges of €1,053 million related principally to our equity method investment in Sovereign. Other than the impairment recognized by Sovereign itself, €586 million of the total impairment charges related to goodwill held by the Group and €104 million to exchange differences. Additionally, we recorded goodwill impairment of €15 million and other intangible asset impairments of €563 million. In 2006, equity method investments, goodwill and other intangible assets impairment losses amounted to €380 thousand, €13 million and €15 million respectively. In 2005, impairment losses of €208 million relating to other intangible assets were recognized.

Retirement Benefit Obligations
The Group provides pension plans in most parts of the world. For defined contribution plans, the pension cost recognized in the consolidated income statement represents the contribution payable to the scheme. For defined benefit plans, the pension cost is assessed in accordance with the advice of a qualified external actuary using the projected unit credit method. This cost is annually charged to the consolidated income statement.
The actuarial valuation is dependent upon a series of assumptions; the principal ones are set forth below:
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
Significant accounting policies with respect to our reconciliation from the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 to U.S. GAAP
We include a reconciliation of net income and stockholders’ equity between our consolidated financial statements under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP in Note 57 to the consolidated financial statements. The preparation of this reconciliation requires management to consider accounting policies under U.S. GAAP to determine whether or not a difference in GAAP exists, and to quantify the amount of that difference where appropriate. A number of these policies may require difficult or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on current circumstances.
Unless indicated otherwise, all of the accounting policies identified above, are equally critical to the preparation of the U.S. GAAP reconciliation, and involve similar judgments and assumptions by management.
Business combinations and goodwill
Goodwill and intangible assets include the cost of acquired subsidiaries in excess of the fair value of the tangible net assets recorded in connection with acquisitions as well as acquired intangible assets which include core deposits, customer lists, brands and assets under management. Accounting for goodwill and acquired intangible assets requires management’s estimates regarding: (1) the fair value of the acquired intangible assets and the initial amount of goodwill to be recorded, (2) the amortization period (for identified intangible assets other than goodwill) and (3) the recoverability of the carrying value of acquired intangible assets.
To determine the initial amount of goodwill to be recognized on an acquisition, we have to determine the fair value of the consideration and the fair value of the net assets acquired. We use independent appraisers and our internal analysis, generally based on discounted cash flow techniques, to determine the fair value of the net assets acquired and non-cash components of the consideration paid. The actual fair value of net assets acquired could differ from the fair value determined, resulting in an under- or over-statement of goodwill.
We test goodwill for impairment at the reporting unit level. We identify our reporting units as one level below our business segments, based on our management structure. We keep those reporting units unchanged unless business segment reorganization occurs.
The useful lives of acquired intangible assets are estimated based on the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the acquired entity.

For acquired intangible assets, the amortization period under U.S. GAAP is reviewed annually. In making these assumptions, we consider historical results, adjusted to reflect current and anticipated operating conditions. Because a change in these assumptions can result in a significant change in the recorded amount of acquired intangible assets, we believe the accounting for business combinations is one of our critical accounting estimates.
In 2004, we acquired Abbey. As a result of this transaction a significant amount of goodwill was recorded (see Note 17 to the consolidated financial statements). As the business combination was performed close to the end of the year and because of the complexity of the process, the determination of goodwill for U.S. GAAP purposes as well as the identification and recognition of intangible assets was not concluded at that time. Management required an independent appraisal for the intangible assets identification and valuation. In 2005, as a result of these appraisals, we revised our allocation of the goodwill resulting from the Abbey acquisition. Details of the revision can be found in Note 58 to the consolidated financial statements.
Investment Securities
Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 when there is evidence that a reduction in the fair value of a debt security classified as available for sale or loans and receivables is due to impairment, the unrealized loss is charged to net income but, if it subsequently recovers its value, the impairment losses are reversed. The process is similar in the case of equity securities except that any recovery in the value of the equity security is registered as a positive valuation adjustment in equity.
Under U.S. GAAP, impairment losses recognized cannot be reversed. Investment securities classified as available for sale under U.S. GAAP (those securities that have not been classified as trading or held to maturity) have to be assessed to determine whether their fair value has declined below amortized cost and therefore if there has been an other-than-temporary impairment.
We conduct reviews to assess whether an other-than-temporary impairment exists. These reviews consist of (i) the identification of securities that have been impaired during the last six months, and (ii) the calculation of the value of the impairment that is not expected to be recovered. Changing global and regional conditions and conditions related to specific issuers or industries, could adversely affect these values. Changes in the fair values of trading securities are recognized in earnings.
Variable Interest Entities
FIN 46-R defines a “Variable Interest Entity” (“VIE”) as an entity that has (1) insufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, (2) equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity or (3) equity investors that have voting rights that are not proportionate to their economic interests and substantially all the activities of the entity involved, or are conducted on behalf of, an investor with a disproportionately small voting interest. A VIE is consolidated by its primary beneficiary, which is the interest holder that bears the majority of its expected losses or receives the majority of the expected residual returns or both. FIN 46-R requires the evaluation of many potential VIEs and judgment, at times, to determine whether a VIE should be consolidated.
Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, these companies are consolidated by using the global integration method or the proportional consolidation method. The use of one method instead of the other has no impact on the consolidated stockholders’ equity or on the consolidated net income attributable to shareholders. The adoption of FIN 46-R had no effect on stockholders’ equity or net income, but changed the consolidation perimeter under U.S. GAAP, requiring the consolidation of some entities that previously were not consolidated (such as some securitization vehicles) and excluding others that were previously consolidated. The majority of these changes in the consolidation perimeter were the same as those arising upon transition to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
A. Operating results
We have based the following discussion on our consolidated financial statements. You should read it along with these financial statements, and it is qualified in its entirety by reference to them.

The amounts included in the consolidated income statement for the years ended December 31, 2005 and 2006 in this Annual Report differ from the amounts included in the consolidated income statement for these periods which were included in our Annual Report on Form 20-F for the year ended December 31, 2006 due to the reclassification of amounts relating to operations that were discontinued in 2007, such as the sale of our Latin American pension management companies (see “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations”). Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, revenue and expenses of discontinued businesses must be reclassified from each income statement line item to “Profit from discontinued operations”. This presentation requirement came into effect in the fiscal year ended December 31, 2006. Revenues and expenses from prior years are also required to be reclassified for comparison purposes to present the same business as discontinued operations. This change in presentation does not affect “Profit attributed to the Group” (see Note 37 to our consolidated financial statements).
In a number of places in this report, in order to analyze changes in our business from period to period, we have isolated the effects of foreign exchange rates on our results of operations and financial position. In particular, we have isolated the effects of depreciation of local currencies against the euro because we believe that doing so is useful in understanding the development of our business. For these purposes, we calculate the effect of movements in the exchange rates by multiplying the previous period balances in local currencies by the difference between the exchange rate to the euro of the current and the previous period.
General
We are a financial group whose main business focus is retail banking, complemented by global wholesale banking, asset management and insurance businesses.
Our main source of income is the interest that we earn from our lending activities, by borrowing funds from customers and money markets at certain rates and lending them to other customers at different rates. We also derive income from the interest and dividends that we receive from our investments in fixed/variable income and equity securities and from our trading activities in such securities and derivatives, by buying and selling them to take advantage of current and/or expected differences between purchase and sale prices.
Another source of income are the commissions that we earn from the different banking and other financial services that we provide (credit and debit cards, insurance, account management, bill discounting, guarantees and other contingent liabilities, advisory and custody services, etc.) and from our mutual and pension funds management services.
In addition, from time to time, we derive income from the capital gains we make from the sale of our holdings in Group companies.
2007 Overview
We believe that the following factors had a significant impact on our results of operations and financial condition as of and for the year ended December 31, 2007.
We conducted our business against a background of strong growth in the global economy (+5.2%), but the year ended with greater uncertainty. The instability of financial markets, coupled with higher oil prices and the downturn in the U.S. economy, reduced the pace of world growth in the fourth quarter of 2007. However, the buoyancy of emerging economies enabled their growth to be more than 4% and offset the weakening of the more developed economies, particularly the U.S.
The U.S. economy slowed down considerably at the end of 2007 (with annualized growth of 0.6% in the fourth quarter). The U.S. economy remains affected by the crisis in the real estate sector which has led to an increase in the U.S. of non-performing loans, particularly sub-prime mortgages, thereby further intensifying financial instability. Forecasts pointing to recession in the first half of 2008 led the Federal Reserve to cut its effective funds rate during the first quarter from 4.25% to 2.25% despite core inflation levels of slightly above 2%. This reduction, coupled with injections of liquidity and the U.S. Government’s fiscal package, could stimulate activity in the second half of 2008.
Latin America largely escaped the crisis in the markets thanks to its solid financial position, high prices for its raw materials, links with Asian economies and strong domestic demand. Its GDP growth remained slightly above 5% in 2007. The rise in inflation, which reduces the margin for maneuver in monetary policies, and the slowdown in developed economies could affect the region’s growth in 2008, but the Latin American economy is expected to continue to grow by more than 4% in 2008.

Latin America’s three main economies (Brazil, Mexico and Chile) continued to grow strongly in 2007. Only Mexico’s growth eased (to 3%) because of the U.S. influence, but its domestic demand is solid and rising. The faster pace of growth in Brazil and Chile (more than 5%) intensified inflationary pressures, particularly in Chile, and led its central bank to raise its key rate to 6%. Exchange rates, however, remained strong.
The Eurozone grew 2.7% and decelerated in the fourth quarter (+2.3%). The private sector’s more solid financial position made the Eurozone more resistant to the financial turbulence in the U.S. Inflation rose to 3.1%, above the 2% target, limiting the leeway of the European Central Bank, which has held its rate at 4% since the middle of 2007. In this context, the euro remained strong (at $1.47).
Spain’s economy continued to grow strongly (+3.8%) with a lower last quarter (+3.5%). The main driver remained domestic demand although this is slowing down, principally in investment in construction, although growth in the external sector did not decline as much. Inflation increased in the last part of 2007 and ended the year at more than 4%.
The UK economy grew 3.1%, above its expected growth rate, despite easing in the fourth quarter (+2.9%). The reduction in the Bank of England’s base rate in December 2007 and January 2008 (to 5.25%) sought to counter this fall. However, inflation is above the 2% target however, and could limit room to maneuver in monetary policy.
In this environment, sterling weakened and fell 8% against the euro (to £0.73). Movements in the dollar, sterling and the other currencies in which we operate had a slight negative impact on our revenues and expenses of around 2-3 percentage points. The impact on the balance sheet was also negative (around 5 percentage points).
Results of Operations for Santander
Summary
Profit attributed to the Group as reported in our consolidated financial statements for the year ended December 31, 2007 was €9,060.3 million, a 19.28% or €1,464.3 million increase from €7,595.9 million in 2006, which was a 22.1% or €1,375.8 million increase from €6,220.1 million in 2005. The 2007 increase was mainly due to increases in net interest income, net fees and commissions, exchange differences and gains on disposal of tangible assets, all of which were partially offset by increases in operating expenses, general administrative expenses and impairment losses.
Capital gains from the sale of real estate assets amounted to €1,620 million.
Net Interest Income
Net interest income was €15,295.1 million in 2007, a 22.6% or €2,815.3 million increase from €12,479.8 million in 2006, which was a 17.1% or €1,820.4 million increase from €10,659.4 million in 2005. Excluding dividends, this figure would have been €14,881.9 million in 2007, a 23.2% or €2,806.1 million increase from €12,075.8 million in 2006, which was a 17.0% or €1,752.0 million increase from €10,323.8 million in 2005.
2007 compared to 2006
The €2,815.3 million increase in net interest income was due to continued expansion of business volumes (€727.4 million) and the improvement of customer spreads (€2,087.9 million). International net interest income grew more significantly than domestic net interest income. Net interest income grew most significantly in Brazil, Mexico and Chile and to a lesser extent in the Santander Branch Network and Banesto, due to larger business volumes, as well as the improvement in customer spreads in some of our main units.
Average total earning assets were €829,702.6 million for the year ended December 31, 2007, a 11.1% or €83,199.8 million increase from €746,502.7 million for the same period in 2006. This was due to an increase of €46,252.7 million in the average balances of our domestic total earning assets (mainly due to an increase of €35,889.6 million in the average balances of our domestic loans and credits portfolio and an increase of €10,309.5 million in the average balances of other interest earning assets (mainly derivatives), partially offset by a decrease of €2,591.8 million in the average balances due from credit entities) and an increase of €36,947.1 million in the average balance of our international total earning assets (mainly due to an increase of €33,767.1 million in the average balances of our international loan and credit portfolio, partially offset by a decrease of €13,316.0 million in the average balances of our debt securities portfolio). The growth rates of loans and credits in Spain slowed during the year (mainly mortgages) despite the increase in loans to SMEs and companies. Our loans and credits overseas grew in Latin America, most significantly in Brazil and Chile, grew less in Portugal because of the fall in the balances of wholesale banking which was offset by an increase in loans to individuals of 9% and to SMEs of 21%, and decreased in Abbey due to the high impact of exchange rates.

Our overall net yield spread increased from 1.50% in 2006 to 1.63% in 2007. Domestic net yield spread decreased from 1.32% in 2006 to 1.27% in 2007. This change reflects the increasing pressure on spreads in Spain from higher interest rates and tougher competition. International net yield spreads increased from 1.53% in 2006 to 1.78% in 2007 due to the focus on profitability rather than on volume in Abbey and the decrease in interest rates in Latin America.
2006 compared to 2005
The €1,820.4 million increase in net interest income was due both to continued expansion of business volumes (€1,577.1 million) and the improvement in customer spreads (€243.3 million). Domestic net interest income decreased €397.1 million and international net interest income grew €1,423.3 million. Most of the international increase is due to increased volume in Latin America (mainly Brazil, Mexico and Chile). In Spain, the impact of the strategic plan “We want to be your Bank” has increased the number of new customers by 50% compared to 2005. Nevertheless, the net interest income increase was mainly due to improvement in customer spreads.
Average total earning assets were €746,502.7 million for the year ended December 31, 2006, a 17.6% or €111,965.2 million increase from €634,537.5 million for the same period in 2005. This was due to an increase of €37,834.1 million in the average balances of our domestic total earning assets (mainly due to an increase of €36,378.1 million in the average balances of our domestic loans and credits portfolio and an increase of €7,705.5 million in the average balances of other interest earning assets (mainly derivatives) partially offset by a decrease of €3,436.4 million in the average balances of our debt securities portfolio) and an increase of €74,131.2 million in the average balances of our international total earning assets (mainly due to an increase of €48,430.1 million in the average balances of our international loan and credit portfolio and an increase of €14,468.9 million in the average balances of our debt securities portfolio). Our loans and credits balance grew in Spain principally because of increased secured loans (mainly mortgage lending), loans to companies and the impact of certain large corporate operations. Our loans and credits abroad grew in all areas, most significantly in Brazil and Mexico.
Our overall net yield spread decreased from 1.55% in 2005 to 1.50% in 2006. Domestic net yield spread decreased from 1.46% in 2005 to 1.32% in 2006. This change reflects a better mix of more profitable products in Spain, offset by continued pressure on margins due to the continued effects of competition and increasing interest rates. International net yield spreads decreased from 1.58% in 2005 to 1.53% in 2006 because of the pressure on margins and the decrease in interest rates in some Latin American countries (Brazil and Mexico).
Share of Results of Entities Accounted for using the Equity Method
Share of results of entities accounted for using the equity method increased 3.4% or €14.5 million during 2007, to €441.5 million. During 2006 these entities contributed €426.9 million to our net income, which was a decrease of 31.0% or €192.2 million less than the €619.2 million earned in 2005.
2007 compared to 2006
The increase in 2007 is mainly attributable to our new stake in RFS Holdings (see “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations—ABN AMRO Holding N.V. (“ABN AMRO”)”) and a greater contribution to net income from Sovereign Bancorp compared to the previous year. Together these entities contributed €184.7 million, which mitigated a reduction of €163.5 million in the share of results from our holding in CEPSA.

The entities which provided the main contributions in 2007 included the following:

	Percent Owned	Contributions to Net Income (1)
Investment	Dec. 31, 2007	2007
	(in millions of euros, except percentages)
CEPSA	31.6%	206.7
RFS Holdings	27.9%	141.3
Sovereign Bancorp	24.4%	43.4
Attijariwafa Bank Société Anonyme	14.5%	25.7

(1)	Contributions to income from companies accounted for by the equity method include dividends.
2006 compared to 2005
The €192.2 million decrease in 2006 is mainly due to the lower contribution of CEPSA and the sale of Unión Fenosa.
The entities which provided the main contributions in 2006 included the following:

	Percent Owned	Contributions to Net Income (1)
Investment	Dec. 31, 2006	2006
	(in millions of euros, except percentages)
CEPSA	30.0%	370.2
Attijariwafa Bank Société Anonyme	14.5%	24.2
Sovereign Bancorp	24.8%	9.2

(1)	Contributions to income from companies accounted for by the equity method include dividends.
Net Fees and Commissions
Net fees and commissions were €8,040.2 million in 2007, representing 14.5% growth compared to €7,024.2 million in 2006. During 2006, net fees and commissions increased by 15.9% over the €6,061.2 million obtained in 2005.
2007 compared to 2006
Net fees and commissions for 2007 and 2006 were as follows:

			Amount	%
	2007	2006	Change	Change
	(in thousands of euros, except percentages)
Commissions for services	5,168,366	4,461,041	707,325	15.86
Credit and debit cards	853,084	663,717	189,367	28.53
Insurance	1,431,876	1,184,723	247,153	20.86
Account management	571,394	554,882	16,512	2.98
Bill discounting	225,134	231,585	(6,451)	(2.79)
Contingent liabilities	349,878	302,033	47,845	15.84
Other operations	1,737,000	1,524,101	212,899	13.97
Mutual and pension funds	1,891,417	1,785,467	96,012	5.87
Securities services	980,392	777,687	202,705	26.07

Total net fees and commissions	8,040,175	7,024,195	1,015,980	14.46

Net fees rose 14.5% to €8,040.2 million in 2007 compared to 2006. Particularly noteworthy was the 21.6% rise in Latin America, due to the focus on strengthening the most recurrent revenues and, specifically, developing fee-generating products and services (credit cards, cash management, foreign trade, mutual funds and insurance). Net fees increased modestly by 13.3% in Continental Europe, which was strongly affected by the impact on fees from the Santander Branch Network as a result of new initiatives in the “We Want to be your Bank” campaign and the launch in Portugal of the “Comissões Zero” strategy to increase customer capturing and linkage. An increased growth in fees was reported by Santander Consumer Finance, Global Wholesale Banking, and Banif. Meanwhile, Abbey’s fee income dropped by 1.8% because of reduced revenue from commissions related to current accounts (due to the influence of regulatory aspects currently affecting the UK financial system). Nevertheless, this decrease in fees was almost fully offset by a increased range of products and improvements in cross-selling.
Fees from cards, securities and insurance increased significantly (with increases of 28.5%, 26.1% and 20.9%, respectively). Additionally there was growth in fees from guarantees and other contingent liabilities.
Average balances of mutual funds under management in Spain decreased -2.7% from €71.1 billion in 2006 to €69.2 billion in 2007. This decrease was due to customer preference for time deposits during 2007 and by the issue of “Valores Santander”. Average balances of mutual funds abroad increased by 32.9% from €44.0 billion in 2006 to €58.5 billion in 2007, mainly due to increased activity in Brazil, the United Kingdom, Mexico, Switzerland, and Chile.
Average balances of pension funds in Spain increased by 10.5% from €9.1 billion in 2006 to €10.1 billion in 2007, mainly due to increased activity in individual pension funds. Since we sold our pension funds businesses in Latin America, our remaining business abroad is in Portugal. Average balances of pension funds in Portugal grew 19.1% from €1.2 billion in 2006 to €1.5 billion in 2007.
2006 compared to 2005
Net fees and commissions for 2006 and 2005 were as follows:

			Amount	%
	2006	2005	Change	Change
	(in thousands of euros, except percentages)
Commissions for services	4,461,041	3,779,188	681,853	18.04
Credit and debit cards	663,717	619,919	43,798	7.07
Insurance	1,184,723	924,121	260,602	28.20
Account management	554,882	544,629	10,253	1.88
Bill discounting	231,585	218,464	13,121	6.01
Contingent liabilities	302,033	253,868	49,165	19.44
Other operations	1,524,101	1,219,187	304,914	25.01
Mutual and pension funds	1,785,467	1,644,983	140,484	8.54
Securities services	777,687	637,025	140,662	22.08

Total net fees and commissions	7,024,195	6,061,196	962,999	15.89
The €963 million increase in 2006 resulted mainly from: a €260.6 million or 28.2% increase in fees from insurance due to increased activity (mainly in the Santander Branch Network and Abbey), a €304.9 million or 25% increase in fees from other operations (principally checks) also due to increased activity, and a €140.5 million or 8.5% increase in fees from mutual and pension funds and securities services due to higher volumes.
Average balances of mutual funds under management in Spain rose 2.3% from €69.5 billion in 2005 to €71.1 billion in 2006. Average balances of mutual funds abroad increased by 33.3% from €33.0 billion in 2005 to €44.0 billion in 2006, mainly due to increased activity in the United Kingdom, Mexico, Brazil and Switzerland.
Average balances of pension funds in Spain increased by 15.2% from €7.9 billion in 2005 to €9.1 billion in 2006, mainly due to increased activity in individual pension funds. Average balances of pension funds abroad increased by 24.9% from €1 billion in 2005 to €1.2 billion.
Insurance activity income
Net income from the insurance business was €319.4 million in 2007, a 26.2% or €66.3 million increase from €253.1 million in 2006, which was a 25.6% or €51.6 million increase from €201.5 million in 2005.

2007 compared to 2006
The 26.2% increase in 2007 was due to a €713.1 million or 15.3% increase in insurance and reinsurance premium income, a €209.8 million or 95.8% and €209.4 million or 7.1% reduction in finance expense and provision for insurance contract liabilities, respectively. This was partially offset by a €813.2 million, or 39.7% increase in claims paid and other insurance related expenses, and a €243.3 million or 28.9% decrease in finance income. Of note was Latin America, with 42.6% growth.
2006 compared to 2005
The 25.6% increase in 2006 was due to a €2,450.5 million or 110.7% increase in insurance and reinsurance premium income and a €105.0 million growth in finance income. Partially offsetting this was a €1,749.0 million or 145.9% increase in net provisions for insurance contract liabilities, a €64.3 million increase in benefits paid and other insurance-related expenses and a €87.9 million increase in finance expense.
Gains (Losses) on Financial Transactions
Net gains on financial transactions in 2007 stood at €2,972.4 million with a 38.3% growth from €2,149.2 million in 2006. During 2006, net gains on financial transactions increased by 40.1% over the €1,534.4 million earned in 2005. Gains (losses) on financial transactions include gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including spot market foreign exchange transactions, sales of investment securities and liquidation of our corresponding hedge or other derivative positions, and exchange differences. For further details, see Notes 45 and 46 to our consolidated financial statements.
2007 compared to 2006
Net gains on financial transactions rose 38.3% to €2,972.4 million, principally, due to the €554.1 million or 573.4% increase in net currency exchange differences, which benefited from euro/dollar and euro/sterling positions. Further boosting the net gains on financial transactions in 2007 was the improvement of the performance of the available for sale financial assets compared to the negative impact in 2006 of the write-down of portfolios of structural interest rate risk hedging.
2006 compared to 2005
In local currency, net gains on financial transactions in 2006 include net gains of €77.7 million on fixed-income securities (net gains of €793.5 million in 2005); net gains of €1,974.8 million on equity securities, financial derivatives, and others (net gains of €664.3 million in 2005). These increases are largely due to the positive trend in revenues from the distribution of treasury products to customers and to the performance of the securities market. Net exchange differences in 2006 produced gains of €96.6 million in 2006 as compared to €76.5 million in 2005.
Net Income from Non-financial Activities
Net income from non-financial services generated gains of €152.1 million in 2007, a 27.9% or €33.2 million increase from €118.3 million in 2006. During 2006, there was a decrease of 23.9% or €37.3 million from €156.2 million in 2005. Net income from non-financial services consists mainly of sales of goods and income from services rendered by non-financial companies that are consolidated by the Group.
2007 compared to 2006
Revenue from sales of assets and income from the provision of services and the related costs of sales for 2007 and 2006 were as follows:

	2007		2006
	Sales/	Cost of	Sales/	Cost of
	Income	Sales	Income	Sales
	(in thousands of euros)
Property	40,368	(12,232)	45,875	(17,531)
Rail transport (*)	251,545	(188,514)	240,411	(190,236)
Other	479,114	(418,209)	448,316	(407,922)

	771,027	(618,955)	734,602	(615,689)

(*)	Porterbrook (part of the Abbey Group) leases rail transport stock to UK railway operators.

2006 compared to 2005
Revenue from sales of assets and income from the provision of services and the related costs of sales for 2006 and 2005 were as follows:

	2006		2005
	Sales/	Cost of	Sales/	Cost of
	Income	Sales	Income	Sales
	(in thousands of euros)
Property	45,875	(17,531)	80,464	(55,789)
Rail transport (*)	240,411	(190,236)	285,207	(233,085)
Other	448,316	(407,922)	199,854	(120,473)

	734,602	(615,689)	565,525	(409,347)

(*)	Porterbrook (part of the Abbey Group) leases rail transport stock to UK railway operators.
General Administrative Expenses
General administrative expenses were €11,018.3 million in 2007, a 10.5% or €1,049.2 million increase from €9,969.2 million in 2006, which was a 6.5% or €604.8 million increase from €9,364.4 million in 2005.
2007 compared to 2006
General administrative expenses for 2007 and 2006 were as follows:

			Amount	%
	2007	2006	Change	Change
	(in thousands of euros, except percentages)
Personnel expenses	6,551,201	5,967,873	583,328	9.77
Other administrative expenses	4,467,128	4,001,298	465,830	11.51
Building and premises	989,663	972,933	16,730	1.72
Other expenses	912,621	835,554	77,067	9.22
Information technology	488,741	417,977	70,764	16.93
Advertising	563,986	474,290	89,696	18.91
Communications	417,587	346,854	70,733	20.39
Technical reports	298,175	258,349	39,826	15.42
Per diems and travel expenses	279,298	242,444	36,854	15.20
Taxes (other than income tax)	279,093	227,835	51,258	22.50
Guard and cash courier services	201,532	189,474	12,058	6.36
Insurance premiums	36,432	35,588	844	2.37

Total general administrative expenses	11,018,329	9,969,171	1,049,158	10.52
The 10.5% increase in general administrative expenses in 2007 reflected a 9.8% increase in personnel expenses and an 11.5% increase in other administrative expenses.
In Continental Europe, expenses increased by 13.6%, with the commercial networks recording moderate growth while absorbing the expansion of the business. The Santander Branch Network, Banesto and Portugal opened 193 branches in net terms, with limited or zero real growth in expenses. The rise in Santander Consumer Finance’s costs was largely due to the consolidation of Drive in 2007 (although its impact on the Group’s increase in expenses was less than 1 percentage point but represents an increase of 12 percentage points for Santander Consumer Finance) and the launch of expansion projects, particularly in France, Denmark and Russia. Abbey continued to streamline its expenses (-3.2% in euros).
Finally, Latin America’s expenses rose 10.8% (+15.0% in local currency) and, as in Europe, growth was due to expansion plans and the launch of new products. At the end of 2007 we had 292 additional branches and 1,618 additional ATMs than in 2006.

The rise in expenses incurred in the Financial Management and Equity Stakes segment was due to spending on corporate projects, investment in technology and our single brand, as well as expenses related to the Bank’s 150th anniversary celebration.
Appropriate management of revenues and expenses improved the Group’s efficiency ratio to 44.2%, 4.4 percentage points better than in 2006 (a year in which it improved by more than 4 percentage points). All geographic areas improved their efficiency ratios: Continental Europe by 2.0 percentage points, Abbey by 5.0 percentage points and Latin America by 5.2 percentage points.
2006 compared to 2005
General administrative expenses for 2006 and 2005 were as follows:

			Amount	%
	2006	2005	Change	Change
	(in thousands of euros, except percentages)
Personnel expenses	5,967,873	5,611,308	356,565	6.35
Other administrative expenses	4,001,298	3,753,100	248,198	6.61
Building and premises	972,933	880,117	92,816	10.55
Other expenses	835,554	821,405	14,149	1.72
Information technology	417,977	419,116	(1,139)	(0.27)
Advertising	474,290	390,202	84,088	21.55
Communications	346,854	390,668	(43,814)	(11.22)
Technical reports	258,349	270,282	(11,933)	(4.42)
Per diems and travel expenses	242,444	214,553	27,891	13.00
Taxes (other than income tax)	227,835	179,889	47,946	26.65
Guard and cash courier services	189,474	158,566	30,908	19.49
Insurance premiums	35,588	28,302	7,286	25.74

Total general administrative expenses	9,969,171	9,364,408	604,763	6.46
The 6.5% increase in general administrative expenses in 2006 reflected a 6.3% increase in personnel expenses and a 6.6% increase in other administrative expenses.
The growth in costs in Continental Europe’s retail networks was very contained; the savings achieved and the gains in productivity financed the opening of a large number of branches during the year. The Santander Branch Network, Banesto and Portugal added 319 branches in net terms, with almost flat growth in costs in real terms. Santander Consumer Finance’s costs grew because of its investment in expansion projects.
Abbey, meanwhile, continued to cut its costs. Streamlining and cost discipline measures resulted in a 6.7% decline in costs.
The growth in Latin America’s operating costs was 11.9% and 7.8% in local currency. Brazil’s costs were flat and Mexico’s and Chile’s grew in line with their business expansion plans.
The rise in costs in the Financial Management and Equity Stakes segment was due to the spending on corporate projects and the higher impairment of intangibles (partly Abbey’s) and investment in information technology.
The management of revenues and costs produced a further significant gain in the Group’s efficiency ratio. The ratio (including depreciation and amortization) was 48.5%, 4.3% better than in 2005. All areas improved: 2.7% in Continental Europe, 7.1% at Abbey and 5.8% in Latin America.
Depreciation and Amortization
Depreciation and amortization was €1,267.9 million in 2007, a 10.6% or €121.3 million increase from €1,146.5 million in 2006, which was a 13.0% or €132.6 million increase from €1,013.9 million in 2005.

Impairment Losses (net)
Impairment losses (net) were €5,078.5 million in 2007, a 99.1% or €2,527.9 million increase from €2,550.6 million in 2006, which was a 41.5% or €748.6 million increase from €1,801.9 million in 2005.
2007 compared to 2006
Impairment losses (net) include the following items:

			Amount
	2007	2006	Change
	(in thousands of euros)
Loans and receivables	(3,496,058)	(2,483,862)	(1,012,196)
Investments	(363,637)	(380)	(363,257)
Goodwill	(599,982)	(12,811)	(587,178)
Other intangible assets	(562,883)	—	(562,883)
Other	(55,953)	(53,517)	(2,429)

Total impairment losses (net)	(5,078,513)	(2,550,570)	(2,527,943)
Impairment losses in investments and goodwill reflect the loss in our investment in Sovereign.
The €1,012.2 million increase in net impairment losses for loans and receivables reflected a €1,511.6 million increase in specific allowances (€3,759.6 million in 2007 compared to €2,248.0 million in 2006), a €425.6 million decrease in general allowances (€446.4 million in 2007 compared to €872.1 million in 2006), a €13.1 million decrease in releases of allowances for country-risk ((€91.5) million in 2007 compared to (€104.6) million in 2006), a €72.9 million increase in recoveries of loans previously charged-off (€624.2 million in 2007 compared to €551.3 million in 2006) and a €14 million decrease in impairment losses of other assets. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Classification Requirements”.
This increase was largely due to the net difference between increased provisions for Latin America (+€760 million), the impact of the consolidation of Drive (+€407 million) and a reduced volume of generic provisions compared to 2006, mostly relating to Global Wholesale Banking.
Our total allowances for credit losses (excluding country-risk) increased by €675.3 million to €9,302.2 million at December 31, 2007, from €8,626.9 million at December 31, 2006.
Non-performing loans (excluding country-risk) increased by €1,571.2 million to €6,178.7 million at December 31, 2007, compared to €4,607.5 million at December 31, 2006. Our coverage ratio was 150.5% at December 31, 2007, and 187.2% at December 31, 2006. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Impaired Asset Ratios”.
2006 compared to 2005
Impairment losses (net) in 2006 include principally a net loss of €2,483.9 million on loans (€1,747.9 million loss in 2005).
Our net provisions for credit losses (including loans and advances, debt securities and other financial assets) were €2,483.6 million in 2006, a 42.1% or €735.7 million increase from €1,747.9 million in 2005. This increase was concentrated in the Santander Branch Network and in Brazil.
The €735.7 million increase in net provisions for credit losses reflected a €1,063.9 million increase in gross provisions for credit losses (€3,139.9 million in 2006 compared to €2,076.0 million in 2005), a €261.3 million decrease in provisions for country-risk (€-104.6 million in 2006 compared to €156.7 million in 2005), and a €66.9 million increase in recoveries of loans previously charged-off (€551.6 million in 2006 compared to €484.7 million in 2005).
The €1,063.9 million increase in gross provisions for credit losses was due to an increase of €786.3 million in specific provisions and an increase of €277.6 million in general provisions (see “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Classification Requirements”). The change of business mix into activities that are more profitable but with a higher risk premium was a factor behind the growth in specific provisions.

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
Net gains on disposal of investments in associates
Net gains on disposal of investments in associates were €16.4 million in 2007, a €255.6 million decrease from €272.0 million in 2006, which was a €1,027.0 million increase from €1,298.9 million in 2005.
2007 compared to 2006

			Amount	%
	2007	2006	Change	Change
	(in millions of euros, except percentages)
On disposal of investments	16.4	272.0	(255.6)	(93.97)
Of which: ADRs (Banco Santander Chile)	—	269.8	(269.8)	—
2006 compared to 2005

			Amount	%
	2006	2005	Change	Change
	(in millions of euros, except percentages)
On disposal of investments	272.0	1,298.9	(1,027.0)	(79.06)
Of which: Unión Fenosa	—	1,156.6	(1,156.6)	—
Net results on other disposals, provisions and other income
Net results on other disposals, provisions and other income was €1,421.7 million in 2007, a €1,365.4 million increase from €56.3 million in 2006, which was a €657.0 million increase from (€600.8) million in 2005.
2007 compared to 2006
Results on other disposals include gains and losses, not included in other items, obtained from non-ordinary activities.

			Amount	%
Results on other disposals	2007	2006	Change	Change
	(in millions of euros, except percentages)
On disposal of tangible assets	1,804.1	88.9	1,715.2	1,929.5%

Other	322.8	1,044.9	(722.1)	(69.1)%
Of which, obtained on the disposal of:
Antena 3 TV	—	294.3	(294.3)
Intesa Sanpaolo(*)	566.1	704.9	(138.8)

Net gains	2,126.9	1,133.8	993.1	87.6%

(*)	Entity resulting from the merger of San Paolo-IMI and Intesa

Gains on the disposal of tangible assets were €1,804.1 million in 2007, an increase of €1,715.2 from €88.9 in 2006. The majority of this gain was due to the sale of real estate which is subsequently being leased back to the Group. See Note 16 to our consolidated financial statements.
Net provisions were €706.6 million in 2007, a 34.5% or €372.7 million decrease from €1,079.3 million in 2006. This item includes additions charged to the income statement in relation to provisions for pensions and similar obligations, provisions for contingent liabilities and commitments and other provisions (mainly provisions for restructuring costs and tax and legal litigation). See Note 25 to our consolidated financial statements.
In other income, we include net income from non-financial activities. In 2007, we had net gains of €1.4 million as compared to net losses of €1.8 million in 2006.
2006 compared to 2005

			Amount	%
Results on other disposals	2006	2005	Change	Change
	(in millions of euros, except percentages)
On disposal of tangible assets	88.9	80.6	8.3	10.3%

Other	1,044.9	1,133.8	(89.0)	(7.8%)
Of which, obtained on the disposal of:
Antena 3 TV	294.3	—	294.3
San Paolo IMI	704.9	—	704.9
RBS	—	717.4	(717.4)
Auna	—	354.8	(354.8)

Net gains	1,133.8	1,214.4	(80.6)	(6.6%)

Net provisions were €1,079.3 million in 2006, a 40.3% or €728.0 million decrease from €1,807.4 million in 2005.
In other income, we include net income from non-financial activities. In 2006, we had net gains of €1.8 million as compared to net losses of €7.9 million in 2005.
Income Tax
The provision for corporate income tax was €2,335.7 million in 2007, a 3.6% or €81.1 million increase from €2,254.6 million in 2006, which was a 81.5% or €1,012.8 million increase from €1,241.8 million in 2005. The effective tax rate was 20.7% in 2007, 23.9% in 2006 and 17.1% in 2005. For information about factors affecting effective tax rates, see Note 27 to our consolidated financial statements.
Profit from discontinued operations
Profit from discontinued operations was €796.6 million in 2007, a 47.1% or €708.4 million decrease from €1,505.0 million in 2006. In 2006, profits from discontinued operations increased 355.1% or €1,174.3 million from the €330.7 million earned in 2005.
The 2007 divestment relates to the sale of our pension fund management businesses in Latin America to ING Groep NV (see “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations—Sale of Latin American pension fund management companies”).
The majority of the results in 2006 related to the sale of Abbey’s insurance businesses and the investment in Urbis, and, to a lesser extent, the sales of Banco de Santa Cruz in Bolivia and AFP Unión Vida in Peru. For further details, see Note 37 to our consolidated financial statements.
Profit attributed to minority interests
Profit attributed to minority interests was €575.9 million in 2007, an 11.4% or €73.9 million decrease from €649.8 million in 2006. The 2006 result was a 22.7% or €120.1 million increase from €529.7 million in 2005. For further details, see Note 28 to our consolidated financial statements.

2007 compared to 2006
The €73.9 million decrease in profit attributed to minority shareholders in 2007 is principally the result of the reduced net income of two consolidated companies: Banesto and Somaen-Dos S.L, which was partially offset by increased income from Grupo Financiero Santander, S.A. de C.V.
2006 compared to 2005
The €120.1 million increase in profit attributed to minority shareholders in 2006 is principally the result of increases in the net income of the consolidated companies Banesto and our subsidiaries in Mexico and Chile partially offset by a decrease in the net income of Somaen-Dos S.L.
Net Income Information on U.S. GAAP Basis
Our consolidated financial statements have been prepared in accordance with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 differs in certain significant respects from U.S. GAAP. For a summary of the most significant adjustments required to arrive at net income on U.S. GAAP basis, see Note 57 to our consolidated financial statements.

	Year ended December 31,
	2007	2006	2005
As Reported	(in thousands of euros, except per share data)
Profit attributed to the Group	9,060,258	7,595,947	6,220,104
Profit attributed to the Group per average share (1)	1.43	1.22	1.00
U.S. GAAP
Net income	7,296,817	7,414,571	6,318,460
Net income per average share (1)	1.15	1.19	1.01

(1)	Based on the average number of shares outstanding in the relevant year.

Results of Operations by Business Areas
Our results of operations by business areas can be summarized as follows (see “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations”):
Principal level (geographic):
Continental Europe

	Continental Europe			Variations
	2007	2006	2005	07/06 (%)	06/05 (%)
	(in millions of euros, except percentages)
Net interest income	7,894	6,206	5,366	27.20	15.65
Share of results of entities accounted for using the equity method	9	6	26	50.00	(76.92)
Net fee and commission income	4,137	3,653	3,291	13.25	11.01
Insurance activity income	148	137	115	8.03	19.13
Gains/losses on financial assets and liabilities and Exchange differences	732	708	505	3.40	40.20
Gross income	12,921	10,710	9,302	20.63	15.12
Sales and income from the provision of non-financial services (net) and Other operating income/expense	30	39	55	(23.08)	(29.09)
General administrative expenses:	(4,529)	(3,957)	(3,663)	14.44	8.01
Personnel expenses	(3,014)	(2,684)	(2,510)	12.30	6.93
Other administrative expenses	(1,513)	(1,272)	(1,154)	18.95	10.23
Depreciation and amortization	(559)	(523)	(489)	6.88	6.95
Net operating income	7,864	6,270	5,205	25.41	20.46

Net impairment losses	(1,580)	(1,355)	(977)	16.61	38.69
Other gains/losses	39	(245)	(18)	(115.92)	1,261.11
Profit before tax	6,323	4,670	4,210	35.40	10.93
Profit from continuing operations	4,546	3,269	3,020	39.06	8.25
Profit from discontinued operations	—	1,147	111	(100.00)	933.33
Consolidated profit for the year	4,546	4,416	3,131	2.94	41.04
Profit attributed to the Group	4,439	4,144	2,980	7.12	39.06
2007 compared to 2006
In 2007, Continental Europe contributed 49.0% of the profit attributed to the Group’s operating areas. The main drivers of growth in Continental Europe were the rise in net interest income and net fee and commission income, together with the selective control of costs.
Net interest income was €7,894 million in 2007, which is a 27.2% or €1,688 million increase from the €6,206 million obtained in 2006 (after rising for 11 consecutive quarters). This was due to the integration of Drive, increased business volumes, and the improvement in the customer spreads of the Santander Branch Network and Banesto. The Santander Branch Network’s net interest income increased by 21.7%, while Banesto’s rose 17.9% in the year as a whole. Portugal, a more difficult environment, rose 8.8% in 2007 and Santander Consumer Finance rose 51.2%, now strongly supported by Drive. As mentioned on page 27, although a U.S. company, Drive is consolidated into Santander Consumer Finance due to its consumer financing activity.
Net fee and commission income increased €484 million or 13.25% during 2007 to €4,137 million when compared to €3,653 million in the previous year. The main drivers of growth were: (i) a 37.0% rise at Santander Consumer Finance, because of greater focus on cross-selling; (ii) 22.2% growth at Banif; (iii) a 9.2% increase at Asset Management and Insurance; and (iv) a 59.1% rise at Global Wholesale Banking due to greater activity with clients. The performance of the Santander Branch Network was almost flat because of the inclusion of other initiatives in the “We Want to be your Bank” campaign and the launch of the “Comissões Zero” strategy in Portugal.

Gains/losses on financial assets and liabilities were €732 million in 2007, a 3.4% or €24 million decrease from €708 million in 2006. The reduction in gains on financial transactions was largely due to reduced revenue from proprietary trading, which in 2006 benefited from a more positive environment than in 2007.
Gross income increased €2,211 million or 20.63% in 2007 to €12,921 million from gross income of €10,710 million in 2006.
General administrative expenses were €4,529 million in 2007, a €572 million or 14.4% increase from €3,957 million in 2006. The increase was due to increases in spending on development projects by global areas, expenses related to the opening of 204 branches and those linked to the launch of start-ups in consumer business.
Net operating income increased by 25.41% or €1,594 million to €7,864 million as a result of the revenue and expenses performance. The four larger units in this area (the Santander Branch Network, Banesto, Santander Consumer Finance -including Drive- and Portugal) registered growth in net operating income of around 18% or more.
Net impairment losses were €1,580 million in 2007, a 16.6% or €225 million increase from €1,355 million in 2006. The increase is principally due to the consolidation of Drive (which was not consolidated in 2006) which resulted in additional provisions of €407 million in 2007. However, offsetting this was a €288 million reduction in 2007 in the generic provision expense in the Global Wholesale Banking business. Excluding these effects, the provision expense has increased by less than 10%. Credit quality is still strong, with a NPL ratio of 0.90% and a coverage ratio of 188%.
Profit attributed to the Group was €4,439 million, a 7.1% or €295 million increase from €4,144 million in 2006. Excluding the €1,147 million profits from discontinued operations in 2006 (mainly gains from the sale of Urbis), the increase was 39%. Excluding Drive (which was consolidated with the results of Santander Consumer Finance in 2007), the rise was 24.3%. This growth was due to the rise in commercial revenues and selective control of costs.
The efficiency ratio improved by 2 percentage points to 38.8%. The four larger units in this area (the Santander Branch Network, Banesto, Santander Consumer Finance -including Drive- and Portugal) improved their efficiency ratios between 2.3 and 5.1 percentage points.
2006 compared to 2005
In 2006, Continental Europe contributed 54.6% of the profit attributed to the Group’s operating areas.
Net interest income was €6,206 million in 2006, a 15.7% or €840 million increase from €5,366 million in 2005. This was due to increased business volumes in all units and the improvement in the customer spreads of the Santander Branch Network and Banesto.
Net fee and commission income was €3,653 million in 2006, an 11.0% or €362 million increase from €3,291 million in 2005. Of note were the increases at Santander Consumer Finance, Portugal and Banif and, in contrast, the initial impact of the elimination in 2006 of fees and commissions linked to the strategic plan of the Santander Branch Network, “We Want to be your Bank”. This plan affected commissions for services and therefore, most of the growth came from business commissions (mutual and pension funds, insurance, securities and guarantees).
Gains/losses on financial assets and liabilities were €708 million in 2006, a 40.2% or €203 million increase from €505 million in 2005. The higher gains on financial transactions reflect the stronger demand by customers for treasury products and the better performance of gains from markets.
Gross income was €10,710 million in 2006, a 15.1% or €1,407 million increase from €9,303 million in 2005.

General administrative expenses were €3,956 million in 2006, an 8% or €293 million increase from €3,664 million in 2005. This increase is partially explained by an increase in the perimeter of consolidation, projects to develop new products and the opening of 383 new branches during 2006.
Net operating income increased by 20.5% or €1,065 million to €6,270 million because of the revenue and expenses performance. The four larger units in this area (the Santander Branch Network, Banesto, Santander Consumer Finance and Portugal) registered growth in net operating income of around 15% or more.
The efficiency ratio improved by 2.7 percentage points to 40.8%. All units improved significantly, except for Santander Consumer Finance, which was reduced because of the inclusion of less efficient businesses (the consumer lending unit in the United Kingdom and Interbanco in Portugal) although the area’s result at 34.7% was 0.4% higher.
Net impairment losses were €1,355 million in 2006, a 38.7% or €378 million increase from €977 million in 2005. This increase was due to generic provisions reflecting the growth in lending, as credit quality continued to be excellent (NPL ratio of 0.73%). After excluding tax on profit (+19.1%), discontinued operations (+29.2%) and minority interests (+21.5%), ordinary attributable profit rose 16.5%.
Profit attributed to the Group was €4,144 million, a 39.1% or €1,164 million increase from €2,980 million in 2005. These results include the capital gains from the sale of Urbis. Excluding them, profit attributed to the Group would have been €3,471 million (16.5% more than in 2005). The main drivers behind these results (excluding the capital gains) were the rise in commercial revenues, control of costs with selective growth and a diverse increase in business.

United Kingdom (Abbey)	Abbey			Variation
	2007	2006	2005	07/06 (%)	06/05 (%)
	(in millions of euros, except percentages)
Net interest income	2,335	2,108	2,083	10.77	1.20
Share of results of entities accounted for using the equity method	2	3	2	(33.33)	50.00
Net fee and commission income	1,007	1,025	947	(1.76)	8.24
Insurance activity income	—	—	—	—	—
Gains/losses on financial assets and liabilities and Exchange differences	436	424	345	2.83	22.90
Gross income	3,780	3,560	3,377	6.18	5.42
Sales and income from the provision of non-financial services (net) and Other operating income/expense	51	42	36	21.43	16.67
General administrative expenses:	(1,816)	(1,877)	(2,007)	(3.25)	(6.47)
Personnel expenses	(1,037)	(1,062)	(1,119)	(2.35)	(5.09)
Other administrative expenses	(780)	(815)	(888)	(4.29)	(8.22)
Depreciation and amortization	(102)	(105)	(117)	(2.86)	(10.26)
Net operating income	1,912	1,620	1,289	18.02	25.68
Net impairment losses	(312)	(387)	(318)	(19.38)	21.70
Other gains/losses	22	—	76	—	(100.58)
Profit before tax	1,622	1,233	1,047	31.55	17.77
Profit from continuing operations	1,201	889	725	35.10	22.62
Profit from discontinued operations	—	114	86	(100.00)	32.56
Consolidated profit for the year	1,201	1,003	811	19.74	23.67
Profit attributed to the Group	1,201	1,003	811	19.74	23.67

2007 compared to 2006
In 2007, Abbey contributed 13.3% of the profit attributed to the Group’s total operating areas. Of particular note in the 19.7% increase in Abbey’s profits was the growth in gross operating income in a worse than envisaged economic environment.
Net interest income was €2,335 million in 2007, a 10.77% or €227 million increase from €2,108 million in 2006. This reflected the increase in business volumes and, above all, very active management of spreads, the main focus in 2007. This management was applied to loans, where the decrease in spreads on mortgages was limited and in personal loans they rose strongly, as well as customer deposits and investment products.
Net fee and commission income and Gains/losses on financial assets and liabilities and Exchange differences were €1,007 million. Net fees and commissions showed a positive trend in the sale of investment and protection products and in new business from cards. Offsetting this was the reduced revenue from fees related to current accounts and mortgages, which resulted in an overall decrease of 1.8%.
Gains/losses on financial assets and liabilities and Exchange differences grew by 2.8% to €436 million. Less favorable conditions in financial markets in the second half of 2007 affected these items.
Gross income was €3,780 million in 2007, a 6.2% or €220 million increase from €3,560 million in 2005.
General administrative expenses continued their downward trend to €1,816 million. For the third consecutive year, the synergies contemplated at the time of acquisition were exceeded. Costs were 3.6% lower in 2007, largely due to the savings resulting from the reduction of headcount in 2006.
Lower costs and higher revenues produced a significant improvement in the efficiency ratio from 55.1% in 2006 to 50.1% in 2007. This ratio is 20 percentage points better than when Santander acquired Abbey (70%).
Depreciation and amortization of €102 million decreased by 2.86%, compared to €105 million in 2005.
Net operating income was €1,912 million in 2007, an 18% or €292 million increase from €1,620 million in 2006.
Net impairment losses were 19.4% lower than in 2006. This reflected the continued good quality of mortgages and lower exposure to unsecured personal loans (“UPLs”), especially those generated via the Internet.
The NPL ratio remained virtually unchanged at 0.60%, while coverage dropped from 86% to 66%. This reduction was mainly due to the change of mix in NPLs, as the strategy of lower activity in UPLs (which have higher coverage) produced a decline in their relative share of total lending, while the share of mortgage loans increased (lower coverage as mortgages have greater security).
2006 compared to 2005
In 2006, Abbey contributed 13.2% of the profit attributed to the Group’s total operating areas.
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
Net fee and commission income and Gains/losses on financial assets and liabilities and Exchange differences were €1,025 million and €424 million respectively in 2006, an 8.2% and 22.9% growth from 2005 respectively. The increase relates primarily to the increase in revenues within the financial markets area due to the benefits of favorable market conditions and increased external business.
Gross income was €3,560 million in 2006, a 5.4% or €183 million increase from €3,377 million in 2005. This represented a change of trend after several years of declining revenues and almost flat growth in 2005. All business units made positive contributions to gross income.
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

Lower costs and higher revenues produced a further improvement in the efficiency ratio to 55.1% from 62.2% in 2005.
Depreciation and amortization of €105 million decreased by 10.3%, compared to €117 million in 2005.
Net operating income was €1,620 million in 2006, a 25.7% or €331 million increase from €1,289 million in 2005.
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
Profit from discontinued operations of €114 million (2005: €86 million) comprises the profit of the life insurance businesses that were sold in the third quarter of 2006.

Latin America	Latin America			Variations
	2007	2006	2005	07/06 (%)	06/05 (%)
	(in millions of euros, except percentages)
Net interest income	6,654	5,272	3,950	26.19	33.48
Share of results of entities accounted for using the equity method	4	7	7	(45.69)	6.81
Net fee and commission income	2,866	2,357	1,842	21.59	27.98
Insurance activity income	171	120	734	42.62	(17.75)
Gains/losses on financial assets and liabilities and Exchange differences	691	604	84	14.52	42.69
Gross income	10,386	8,360	6,616	24.23	26.36
Sales and income from the provision of non-financial services (net) and Other operating income/expense	(141)	(118)	(89)	19.49	32.58
General administrative expenses:	(4,089)	(3,701)	(3,249)	10.50	13.85
Personnel expenses	(2,222)	(1,975)	(1,743)	12.51	13.38
Other administrative expenses	(1,867)	(1,726)	(1,507)	8.17	14.53
Depreciation and amortization	(348)	(305)	(335)	14.10	(8.68)
Net operating income	5,808	4,236	2,943	37.11	43.89
Net impairment losses	(1,660)	(886)	(433)	87.36	104.62
Other gains/losses	(368)	(230)	(213)	60.00	7.98
Profit before tax	3,780	3,120	2,297	21.15	35.77
Profit from continuing operations	2,958	2,451	1,876	20.69	30.65
Profit from discontinued operations	112	124	134	(9.68)	(7.09)
Consolidated profit for the year	3,070	2,575	2,010	19.22	28.11
Profit attributed to the Group	2,666	2,287	1,779	16.57	28.56
2007 compared to 2006
In 2007, Latin America contributed 29.4% of the profit attributed to the Group’s total operating areas. The 16.6% growth in profits attributed to Latin America was affected by the sale of pension fund management companies AFP Unión Vida in Peru and Banco Santa Cruz in Bolivia, and a 7.23% interest in Banco Santander Chile. Furthermore, in 2007 we sold our pension fund management companies in Chile, Argentina, Colombia, Mexico and Uruguay (see “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations -Sale of Latin American pension fund management companies”). Excluding this, net profit from ordinary activities increased 20.7% (+26.7% without the exchange rate effect). Retail Banking continued to be the engine of the Group’s growth in the region with a rise in profit before tax of 37.2% (+45.6% excluding the exchange rate effect). This performance reflected the strategic focus on developing banking with individuals, SMEs and companies.

Net interest income experienced a 26.2% growth, backed by the strong expansion of retail business, particularly loans to individuals and SMEs. Spreads behaved differently among individual countries, but ended the year slightly higher as a whole, both in loans and savings (spreads in deposits plus commissions in mutual funds). In those countries where sharp falls in interest rates compressed spreads (for example, Brazil), the impact was offset by the reduction in the cost of financing portfolios of securities.
Net fee and commission income increased from 21.6% to €2,866 million as we focused on strengthening the most recurrent revenues. Specifically, we developed fee-generating products like credit cards, cash management, foreign trade, mutual funds and insurance. The growth in fees from credit cards (+39.6%) and insurance (+34.6%) and the rise in fees from investment banking (+36.8%) was also noteworthy.
Gains/losses on financial assets and liabilities and exchange differences increased 14.5% because of customer activity and capital gains in portfolios, improved by an increase in value due to a fall in interest rates, particularly in Brazil.
Gross income grew 24.2% to €10,386 million in 2007 (29.2% in local currency).
General administrative expenses grew 10.5% (with an average inflation of 5%) to €4,089 million, due to investment and spending incurred in specific business expansion programs (increasing capacity, technology expenditure, installing Santander’s single brand, and promotions).
The efficiency ratio improved by 5.2 percentage points to 41.8%.
Net impairment losses grew 87.4%, because of the growth in lending and the greater focus on more profitable business which also attracted a higher risk premium. The NPL ratio was 1.87% at the end of 2007 (1.38% in 2006), while coverage was 134% (167% in 2006).
Profit attributed to the Group in euros was negatively affected by exchange rates. The negative impact of exchange rates becomes evident when comparing the 16.6% growth in profits in euros to 22.1% growth excluding the exchange rate impact. Latin American currencies, overall, appreciated against the dollar (the Brazilian real significantly and the Chilean peso less so, while the Mexican peso remained stable overall). Meanwhile, the U.S. dollar, which is the currency used to manage the businesses in Latin America, depreciated 9% against the euro in 2007. The average exchange rate of the Brazilian real strengthened against the euro from 2.73 to 2.66, while the Chilean peso depreciated from 665 to 715 and the Mexican peso from 13.7 to 15.0.
2006 compared to 2005
In 2006, Latin America contributed 30.1% of the profit attributed to Group’s total operating areas.
Net interest income was €5,272 million in 2006, a 33.5% (28.6% in local currency) or €1,322 million increase from €3,960 million in 2005. The main positive exchange-rate impact was due to the Brazilian real (€167 million). Depending on the interest rate performance of these countries, spreads remained virtually flat as a whole. In general, the decrease in short-term interest rates tended to reduce spreads in Mexico (offset by the improved mix) and, to a lesser extent, Brazil. The spreads of portfolios of securities, however, tended to improve because of the lower cost of financing.
Net fee and commission income was €2,357 million in 2006, a 28% increase that resulted from the strategy of strengthening the most recurrent revenues and, specifically, developing products and services that generate fees (credit cards, cash management, foreign trade, mutual funds and insurance). Fees from credit cards grew by 41.2%, fuelled by both the region’s sharp rise in consumption as well as the Group’s strategy of developing and defending its customer base through this loyalty product.
Gains/losses on financial assets and liabilities and exchange differences were €604 million, 17.6% lower due to the impact of the capital gains in 2005 from the sale of the stake of AES Tietê in Brazil.
Gross income grew 26.4% to €8,360 million in 2006 (21.0% in local currency).
General administrative expenses were €3,701 million in 2006, a 13.9% or €452 million increase from €3,249 million in 2005. In local currency, operating expenses increased 7.8% (average inflation of 5.1%). This increase included investments and costs, primarily technology and promotion, which related to our subsidiaries’ specific business expansion programs.

The efficiency ratio improved by 5.8 percentage points to 47.0% and net operating income was 36.4% higher.
Net impairment losses were €886 million in 2006, a 104.6% or €453 million increase from €433 million in 2005. This increase was due to the strong rise in lending and the change of business mix (with the focus more on products and segments with a higher return, but which also attract a greater risk premium). The ratio of non-performing loans was 1.38% at the end of 2006, 44 basis points lower than in 2005, and NPL coverage was 167% (187% in 2005).
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
The exchange rate positively affected the earnings performance in euros. However, the impact diminished as the year advanced. The dollar, the currency used to manage the area, depreciated 0.8% against the euro, based on average exchange rates. In addition, all Latin American currencies strengthened against the dollar, notably the Brazilian real and the Chilean peso while the Mexican peso remained stable. The average exchange rate of the Brazilian real appreciated from 3.01 to 2.73 per euro; the Chilean peso from 694 to 665 and the Mexican peso depreciated from 13.5 to 13.7.
Financial Management and Equity Stakes

	Financial Management and
	Equity Stakes			Variations
	2007	2006	2005	07/06 (%)	06/05 (%)
	(in millions of euros)
Net interest income	(1,588)	(1,106)	(740)	43.58	49.46
Share of results of entities accounted for using the equity method	427	411	584	3.89	(29.62)
Net fee and commission income	30	(11)	(19)	(372.73)	(42.11)
Insurance activity income	—	(4)	3	(100.00)	(233.33)
Gains/losses on financial assets and liabilities and Exchange differences	1,113	413	(48)	169.49	(960.42)
Gross income	18	(297)	(220)	(93.94)	35.00
Sales and income from the provision of non-financial services (net) and Other operating income/expense	15	(33)	(26)	(145.45)	26.92
General administrative expenses:	(506)	(364)	(353)	38.95	3.25
Personnel expenses	(236)	(204)	(183)	15.69	11.48
Other administrative expenses	(270)	(160)	(170)	68.75	(5.88)
Depreciation and amortization	(259)	(214)	(74)	21.03	189.18
Net operating income	(768)	(908)	(673)	(15.42)	34.92
Net impairment losses	(1,527)	77	(74)	(2,083.12)	(204.05)
Other gains/losses	1,745	803	853	117.31	(5.86)
Profit before tax	(550)	(28)	106	1,864.29	(126.42)
Profit from continuing operations	134	132	798	1.52	(83.33)
Profit from discontinued operations	685	120	—	470.83	n/a
Consolidated profit for the year	819	252	798	225.00	(68.42)
Profit attributed to the Group	754	162	650	365.43	(75.08)
2007 compared to 2006
The Financial Management and Equity Stakes segment contributed 8.3% of the profit attributed to the Group’s primary segment. The main contributors to the growth in profit from this area were the sale of properties, 1.79% of Intesa Sanpaolo, our pensions businesses in Latin America, and the positive effect of the euro/dollar and euro/sterling position (which offsets the negative impact of the depreciation of the respective currencies on the results in Latin America and the United Kingdom).

Net interest income declined €482 million to a €1,588 million loss. This negative performance was mainly due to the impact that the rise in interest rates had on the cost of financing, with increased costs from the increased volume of securitizations.
Share of results of entities accounted for using the equity method increased 3.8%, principally as a result of the €141 million additional revenue from RFS Holding’s (ABN AMRO) inclusion in the Group’s financial statements. A reduction in profits from CEPSA partially offset this increase.
Gains/losses on financial assets and liabilities and exchange differences increased by €700 million or 169.5%. This growth was principally due to the positive effect of the euro/dollar and euro/sterling position (which offsets the negative impact of the depreciation of the respective currencies on the results in Latin America and the United Kingdom), and the larger contribution from the portfolios of interest rate risk hedging. Due to write-downs, interest rate risk hedging recorded losses in 2006, whereas in 2007 made a slightly positive contribution.
General administrative expenses increased due to the increased expenses incurred in the development of the single brand and costs associated with sponsorship and Santander’s 150th anniversary.
Depreciation and amortization costs increased by €45 million due to increased amortization of intangible assets.
Net impairment losses increased to €1,604 million due to a valuation adjustment made to the investment in Sovereign of €737 million, a write-down of €351 million on intangible assets (customer lists in Brazil), and a €242 million increase in special allowances for retirement plans.
Other gains/losses experienced a growth of 117.3% to €1,748 million. This is mainly due to capital gains from the sale of property (€1,076 million) and 1.79% of Intesa Sanpaolo (€566 million).
Profits from discontinued operations included gains of €622 million, principally related to the sale of our pensions business in Latin America.
2006 compared to 2005
Net interest income for the Financial Management and Equity Stakes segment was a €1,106 million loss in 2006, a 49.5% or €366 million decrease from €740 million in 2005.
Share of results of entities accounted for using the equity method was €411 million in 2006, a 29.6% or €173 million decrease from €584 million in 2005. This decrease is explained by lower income from CEPSA and the sale of the stake in 2005 in Unión Fenosa (both accounted for by the equity method).
Gains/losses on financial assets and liabilities and exchange differences were €413 million, a €461 million increase from a €48 million loss in 2005. This variation reflects a rise in revenues from the positive impact of the exchange-rate position and from results obtained in capital-risk operations. The gains on financial transactions include the positive impact of the position for earnings from hedging in dollars and the cleaning up in the first quarter of 2006 of the structural interest rate risk hedging portfolios. The impact of the exchange rate position in 2005 was negative.
Gross income was €297 million, which is €77 million lower than in 2005. This decrease was due to the negative impact of higher interest rates on the cost of financing and on the spread of portfolios.
General administrative expenses were €364 million in 2006, a 3.1% increase from 2005 because of greater expenses incurred in corporate projects.
Depreciation and amortization costs were €214 million in 2006, a 189.2% increase from 2005 due to greater amortization of intangibles, mostly from Abbey, and investments in IT development.
Net impairment losses were positive (€77 million) in 2006 because of the release of country-risk provisions (€52 million allocation in 2005).

Other gains/losses were positive because of the release of funds established for possible contingencies that were resolved in the Bank’s favor.
Profit attributed to the Group was €162 million, and included €340 million net from the difference between capital gains and extraordinary allowances (excluding the capital gain from the sale of Urbis and Banesto’s allocation for an early retirement fund, which was recorded in Banesto).
The main movements in equity stakes in 2006 were: the acquisition of 24.8% of Sovereign Bancorp for US$2,921 million, the sales of 4.8% of San Paolo IMI for €1,585 million (gross capital gain of €705 million) and the 10% stake in Antena 3TV (gross capital gain of €294 million). At the end of 2006, the capital gains from stakes in listed financial and industrial companies maintained in the portfolio equaled approximately €4 billion.
Secondary level (business):
Retail Banking

	Retail Banking			Variations
	2007	2006	2005	07/06 (%)	06/05 (%)
	(in millions of euros)
Net interest income	15,339	12,310	10,640	24.61	15.70
Share of results of entities accounted for using the equity method	15	16	35	(6.25)	(54.29)
Net fee and commission income	6,668	5,966	5,196	11.77	14.82
Gains/losses on financial assets and liabilities and Exchange differences	1,349	1,042	927	29.46	12.41
Gross income	23,371	19,334	16,798	20.88	15.10
Sales and income from the provision of non-financial services (net) and Other operating income/expense	(30)	(4)	25	650.00	(116.00)
General administrative expenses:	(9,340)	(8,620)	(8,126)	8.33	6.10
Personnel expenses	(5,603)	(5,165)	(4,907)	8.48	5.26
Other administrative expenses	(3,737)	(3,455)	(3,219)	8.16	7.33
Depreciation and amortization	(899)	(848)	(868)	6.01	(2.30)
Net operating income	13,102	9,862	7,829	32.85	25.97
Net impairment losses	(3,488)	(2,324)	(1,659)	50.09	40.08
Other gains/losses	(256)	(412)	(176)	37.86	134.09
Profit before tax	9,358	7,126	5,994	31.32	18.89
2007 compared to 2006
The Group’s Retail Banking segment generated 86% of the operating areas’ total gross operating income in 2007 and 84% of profit before tax. This increase was principally due to the growth in net interest income combined with a moderate increase in costs.
Net interest income increased 24.6% to €15,339 million, due to the impact of increased business and better customer spreads.
Net fee and commission income was €6,668 million in 2007, an 11.8% or €702 million increase from €5,966 million in 2006, reflecting the Group’s strategy of targeting the most recurrent revenues.
Gains/losses on financial assets and liabilities and exchange differences were €1,349 million in 2007, a 29.5% or €307 million increase from €1,042 million in 2006.
General administrative expenses grew 8.3%, well below the rise in gross operating income of 20.9%. As a result, the efficiency ratio for the whole of Retail Banking improved by 4.9 percentage points to 43.0%.
Net impairment losses were 50.1% higher than in 2006 because of the greater volume of lending and the entry into more profitable segments and products, which attract a greater risk premium, as well as the incorporation of the results of Drive which, given its business structure, has a proportionally greater impact on this item than on others.

Profit before tax increased 31.3% to €9,358 million, with good performance in Continental Europe as well as at Abbey and in Latin America.
The drivers of growth in Retail Banking in Continental Europe continued to be: business expansion, with lending up 15% and deposits 7% (affected by the issue of “Valores Santander”), good management of prices in an environment of rising interest rates and selective control of costs. The efficiency ratio improved from 42.2% in 2006 to 39.3% in 2007.
Net operating income generated by Abbey’s Retail Banking was 18.2% higher, partly due to the 7.2% rise in gross operating income and control of operating expenses (-1.7%). The combined effect was an improvement in the efficiency ratio of 4.7 percentage points to 49.9%. As a result of a reduction in net loan-loss provisions (-19.9%), profit before tax was 31.6% higher (+32.1% in sterling).
Retail Banking in Latin America experienced an increase in net operating income of 50.5% and profit before tax of 37.2% in euro terms. The efficiency ratio was 7.6 percentage points better at 44.7%. The respective increases, excluding the exchange rate impact, were 57.3% and 45.6%. We based our growth strategy on increasing the number of individual customers and SMEs, developing loyalty products such as payroll and credit cards, and focusing on the more profitable products in all countries.
The performance of the three main countries (Brazil, Mexico and Chile) was very good. Net operating income (in euros) grew 54.3%, growth that reached 45.3% in profit before tax. Excluding the exchange rate impact, the growth rates were 59.6% and 52.9% respectively.
2006 compared to 2005
The Group’s Retail Banking generated 86.6% of the operating areas’ total gross operating income in 2006 and 79% of profit before tax. The previously consolidated results of Urbis were excluded from the lines of the income statement and its net profit included as a discontinued operation. The income statements for 2006 and 2005 were drawn up, again using the same criterion.
Net interest income was €12,310 million in 2006, a 15.7% or €1,670 million increase from €10,640 million in 2005 driven by an increase in business and better customer spreads.
Net fee and commission income was €5,966 million in 2006, a 14.8% or €770 million increase from €5,196 million in 2005 reflecting the Group’s strategy of boosting the most recurrent revenues.
Gains/losses on financial assets and liabilities and exchange differences were €1,042 million in 2006, a 12.4% or €115 million increase from €927 million in 2005.
Gross income was 15.1% higher at €19,334 million.
General administrative expenses were €8,620 million in 2006, a 6% or €494 million increase from €8,126 million in 2005. The 3.7% growth of operating expenses in local currency together with the faster growth of gross income enabled net operating income to rise 26.0% to €9,862 million.
The efficiency ratio for the entire Retail Banking segment improved by 4.6 percentage points to 47.7%, compared to 52.3% in 2005.
Net impairment losses grew 40.1% due to increase in lending in more profitable segments and products, but which attract a greater risk premium.
Profit before tax increased 18.9% to €7,126 million, with a good performance in Continental Europe as well as in Abbey and Latin America.
In Continental Europe the three main drivers were business growth (+24% in lending and +15% in deposits), good management of prices in an environment of rising interest rates and selective growth in expenses. The efficiency ratio was only 42.0% (44.0% in 2005).

In Abbey, the two elements behind the increase in profit before tax were a good performance in net interest income and net fees, and the 7.4% reduction in operating expenses. The combined effect was an improvement in the efficiency ratio of 7.4 percentage points (from 62.4% in 2005 to 55.0% in 2006).
The earnings performance of Retail Banking in Latin America was based on strong growth in customer business, the good performance in net interest income and net fees, and the control of expenses, which was compatible with business development. These increases generally reflected the growing proportion of customer business in all countries, due to strong development. The performance of the three main countries (Brazil, Mexico and Chile) was very good. Their commercial revenue (in euros) grew 33.6%, growth that reached 46.5% in net operating income and 40.7% in profit before tax. In local currency, the growth rates were 26.8%, 38.3% and 33.3% respectively.

Global Wholesale Banking	Global Wholesale Banking			Variations
	2007	2006	2005	07/06 (%)	06/05 (%)
	(in millions of euros)
Net interest income	1,492	1,241	724	20.23	71.41
Share of results of entities accounted for using the equity method	—	—	—	—	—
Net fee and commission income	919	646	488	42.26	32.38
Gains/losses on financial assets and liabilities and Exchange differences	491	690	654	(28.84)	5.47
Gross income	2,902	2,577	1,866	12.61	38.10
Sales and income from the provision of non-financial services (net) and Other operating income/expense	(29)	(33)	(24)	(12.12)	37.50
General administrative expenses:	(852)	(699)	(569)	22.17	22.68
Personnel expenses	(542)	(447)	(351)	21.25	27.71
Other administrative expenses	(310)	(252)	(219)	23.02	15.07
Depreciation and amortization	(91)	(68)	(59)	32.82	15.25
Net operating income	1,930	1,777	1,214	8.61	46.38
Net impairment losses	(63)	(304)	(69)	(79.28)	340.58
Other gains/losses	(35)	(48)	12	(27.08)	(500.00)
Profit before tax	1,832	1,425	1,157	28.56	23.16
2007 compared to 2006
Global Wholesale Banking generated 10.7% of the operating areas’ total gross income in 2007 and 16.4% of their profit before tax. This growth was due to higher customer revenue and lower generic provisions.
Gross income was 12.6% higher, due to strong growth in customer revenues (+24%), which accounted for more than 77% of total revenues, and because of the increased contribution of value-added businesses (markets, investment banking and cash management). Net fee and commission income rose 42.3%, driven by corporate finance activities, structured financing and the trading of securities.
The increased revenues were the result of the investments made to strengthen the global management capacities of the product and business areas, applied to markets very active in corporate operations particularly in the first half of the year, as well as the extension of Santander Global Connect.
Gains on financial transactions decreased by 28.8% due to the reduction in contribution from trading activity in the second half of the year, which was affected by instability in markets, compared to excellent results in the first half of the year.
General administrative expenses increased by 22.2%, which continued to reflect the investment made in developing markets and global transactional banking. The efficiency ratio was 32.5%.
Net impairment losses were 79.3% lower compared with substantial allocations in 2006, generated by certain large operations.

2006 compared to 2005
Global Wholesale Banking generated 11.5% of the operating areas’ total gross income in 2006 and 15.8% of profit before tax.
Gross income was 38.1% higher, driven by an increase in net interest income (+71.4%) which reflected the sharp rise in lending (+49%) and a slight improvement in spreads. Another factor was the 32.4% rise in net fee and commission income, underscoring increased advisory activity.
Gains on financial transactions only grew by 45.5% because of the sale of stakes and portfolios in 2005.
General administrative expenses were €699 million in 2006, a 22.7% increase from €569 million in 2005, well below the rise in revenues and in line with the development of new capacities and the year’s good performance.
Net operating income was 46.4% higher at €1,777 million.
Net impairment losses were €304 million in 2006, three times more than in 2005. All of these provisions were generic and due to the strong rise in lending which increased the area’s portfolio, including guarantees, to €66 billion (+40% year-on-year). Operations that had not reached their definitive structure at the end of 2006 generated a large proportion of the provisions.
Profit before tax was 23.2% higher at €1,425 million, largely due to the investment banking and markets areas. The growth registered was of quality, driven by the 39.7% rise in revenues from clients and a further improvement in the efficiency ratio to below 30% (29.9%, 3.8% better than in 2005).

Asset Management and Insurance	Asset Management and Insurance			Variations
	2007	2006	2005	07/06 (%)	06/05 (%)
	(in millions of euros)
Net interest income	52	35	35	49.57	—
Share of results of entities accounted for using the equity method	—	—	—	—	—
Net fee and commission income	423	423	396	—	6.82
Insurance activity income	319	257	199	24.12	29.15
Gains/losses on financial assets and liabilities and Exchange differences	19	4	2	375.00	100.00
Gross income	813	719	632	13.07	13.77
Sales and income from the provision of non-financial services (net) and Other operating income/expense	(1)	—	1	—	(100.00)
General administrative expenses:	(241)	(215)	(225)	12.27	(4.89)
Personnel expenses	(128)	(109)	(114)	17.43	(4.39)
Other administrative expenses	(113)	(106)	(111)	6.60	(4.50)
Depreciation and amortization	(19)	(17)	(13)	11.76	30.77
Net operating income	552	487	395	13.35	23.29
Net impairment losses	(1)	—	—	—	—
Other gains/losses	(16)	(15)	9	6.67	(266.67)
Profit before tax	535	472	404	13.35	16.83
2007 compared to 2006
This segment accounted for 3% of gross income and 4.8% of profit before tax. These figures, like the others in this section, do not include the contribution of our pensions businesses in Latin America, which were sold in 2007. The sale of these businesses in Colombia, Uruguay, Mexico, Chile and Argentina was the result of a strategic review and generated net capital gains of €622 million (recorded in the Financial Management and Equity Stakes segment).
Gross operating income rose 13.8%, mainly driven by insurance activity (+24.3%). Net fee and commission income was virtually unchanged because of the slowdown in the mutual funds business in Spain and the strong impact of exchange rates on Latin America’s gross operating income (in Chile and Mexico growth was between 8 and 12 percentage points lower when converted into euros).

General administrative expenses, which reflect the investment in building up these global businesses, increased 12.4%, below the growth in gross operating income.
The efficiency ratio improved slightly to 32.0%.
Asset Management
Santander Asset Management’s global business generated €1,891 million in fees in 2007 (+5.9%). Profit before tax, after deducting operating expenses and fees paid to the networks, was 8.1% higher at €243 million. Excluding the assets of the pension units that we sold, total managed assets amounted to €130 billion.
Insurance
The global business of Santander Insurance generated gross operating income (fees and revenues from insurance) of €1,751 million (+21.8%), 6.5% of the operating areas’ total. Its total contribution to the Group’s results, the sum of profit before tax of the insurance companies and brokers (€294 million) and fees received by networks, was €1,674 million (+21.5%).
2006 compared to 2005
This segment accounted for 3.2% of gross income and 5.3% of profit before tax.
The growth in profit before tax was backed by a 16.8% rise in gross income, with solid contributions from all components, particularly Net fee and commission income (+6.8%) and, above all, Insurance activity income (+29.2%). General administrative expenses decreased 4.9% further increasing net operating income by 23.3%.
The efficiency ratio was 32.3%.
Asset Management
Santander Asset Management’s global business generated €1,786 million of fees in 2006. Profit before tax, after deducting operating expenses and fees paid to the networks, was €225 million.
Insurance
The global business of Santander Insurance generated gross operating income (fees and revenues from insurance) of €1,438 million. Its total contribution to the Group’s results, the sum of profit before tax of the insurance companies and brokers and fees received by networks, was €1,378 million.
Financial Condition
Assets and Liabilities
Our total assets were €912,915.0 million at December 31, 2007, a 9.5% or €79,042.3 million increase from total assets of €833,872.7 million at December 31, 2006. Our gross loans and advances to corporate clients, individual clients and government and public entities, including the trading portfolio, other financial assets at fair value and loans, increased by 8.0% to €574,172.2 million at December 31, 2007 from €531,509.3 million at December 31, 2006. This was due to increased business in most areas, mainly in Spain and Latin America (principally Brazil, Mexico, and Chile). In Spain, the Santander Branch Network’s loans grew by 11% and Banesto’s by 21%, with lower growth in mortgages and the good performance of loans to SMEs and shops. In Latin America the growth was particularly high in loans to individual customers, mainly consumer credit and credit cards, and to SMEs.
Customer deposits, which comprise deposits from clients and securities sold to clients under agreements to repurchase, increased by 7.4% from €331,222.6 million at December 31, 2006, to €355,704.3 million at December 31, 2007. Other managed funds, including mutual funds, pension funds, managed portfolios and savings-insurance policies, decreased by 7.8% from €173,508.5 million at December 31, 2006, to €159,986.2 million at December 31, 2007. These percentages were affected by both the exchange-rate impact and, by the sale of pension fund management businesses in Latin America and, in addition, by the placement of a €7 billion issue of “Valores Santander”, which came from customer funds and are incorporated as shareholders’ equity.

In addition, and as part of the global financing strategy, during 2007 the Group issued €6,800 million of mortgage and other covered bonds (including securitizations), as well as €23,067 million of senior debt (including Abbey’s medium term program) and €7,357 million of subordinated debt (excluding transactions with related parties). A total of €1,100 million of preferred securities were also issued.
During 2007, €14,557 million of senior debt, €3,865 million of mortgage bonds and €1,950 million of subordinated debt matured. The Group exercised the option of early redemption of preferred shares totaling €444 million.
Goodwill was €13,831 million at the end of 2007, of which €1,773 million corresponded to Latin America and €11,594 million to Europe. During 2007, goodwill decreased by €682 million, mainly due to exchange rate differences relating to Abbey’s goodwill.
Capital
Stockholders’ equity, net of treasury stock, at December 31, 2007, was €55,199.9 million, an increase of €10,348.3 million or 23.1% from €44,851.6 million at December 31, 2006, mainly due to the increase of reserves and net attributable income.
At December 31, 2007, our eligible capital exceeded the minimum required by the Bank of Spain by approximately €14.5 billion. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Capital Adequacy Requirements”.
We estimate that our Tier 1 capital ratios, calculated in accordance with Basel Committee guidelines, and our total capital ratios, which include Tier 1 and Tier 2 capital, at December 31, 2007 and 2006 were as follows:

	December 31,
	2007	2006
Tier 1 Capital Ratio	7.71%	7.42%
Total Capital Ratio—Tier 1 and Tier 2	12.66%	12.49%
B. Liquidity and capital resources
Management of liquidity
For information about our liquidity risk management process, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Part. 8 Market Risk—Statistical Tools for Measuring and Managing Market Risk—Non Trading activity—Liquidity Risk” and “—Quantitative analysis—B. Non Trading Activity—Asset and liability management— Management of structural liquidity”.
Sources of funding
As a financial group, our main source of liquidity is our customer deposits, which consist primarily of demand, time and notice deposits. In addition, we complement the liquidity generated by our customer deposits through access to the domestic and international capital markets and to the interbank market (overnight and time deposits). For this purpose, we have in place a series of domestic and international programs for the issuance of commercial paper and medium and long term debt. We also maintain a diversified portfolio of liquid assets and securitized assets throughout the year. In addition, another source of liquidity is the generation of cash flow.
At December 31, 2007, we had €233.6 billion of senior debt outstanding, of which €91.3 billion were mortgage bonds and €32.7 billion promissory notes. Additionally, we had €35.7 billion in subordinated debt (which includes €7.3 billion preferred securities) and €0.5 billion in preferred shares.

The following table shows the average balances during the years 2007, 2006 and 2005 of our principal sources of funds:

	2007	2006	2005
	(in thousands of euros)
Due to credit entities	112,021,327	123,753,200	115,974,336
Customer deposits	336,440,618	315,478,695	285,972,387
Marketable debt securities	227,627,869	174,377,295	124,185,634
Subordinated debt	32,902,151	29,554,497	27,287,081

Total	708,991,965	643,163,687	553,419,438
The average maturity of our outstanding debt as of December 31, 2007 is as follows:

(1) Senior debt	4.4 years
(2) Mortgage debt	15.5 years
(3) Dated subordinated debt	8.2 years
Exhibits VI and VII to our consolidated financial statements included herein show details of our senior and subordinated long-term debt, including their maturity dates.
The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of, and reduce our market access to debt financing. Our credit ratings are as follows:

	Long-Term	Short-Term	Financial Strength
Moody’s	Aa1	P1	B
Standard & Poor’s	AA	A1+
Fitch	AA	F1+	A/B
Our total customer deposits, excluding assets sold under repurchase agreements, totaled €293.3 billion at December 31, 2007. Loans and advances to customers (gross) totaled €574.2 billion at the same date.
We remain well placed to access various wholesale funding sources from a wide range of counterparties and markets, and the changing mix between customer deposits and repos, deposits by banks and debt securities in issue primarily reflects comparative pricing, maturity considerations and investor counterparty demand rather than any material perceived trend.
We use our liquidity to fund our lending and investment securities activities, for the payment of interest expense, for dividends paid to shareholders and the repayment of debt.
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
In prevailing economic conditions and with interest rates rising from historically low levels in Spain, the United Kingdom and the rest of Europe, it is anticipated that the growth in demand for further borrowing by customers may slow down and in the medium term, our dependence on the wholesale market for funding may be reduced as a result of an anticipated increase in our customer deposits.
We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.
As of December 31, 2007, and to the present date, we did not, and presently do not, have any material commitments for capital expenditures.

C. Research and development, patents and licenses, etc.
We do not currently conduct any significant research and development activities.
D. Trend information
The European financial services sector is likely to remain competitive with an increasing number of financial service providers and alternative distribution channels. Additionally, consolidation in the sector (through mergers, acquisitions or alliances) is likely to occur as the other major banks look to increase their market share or combine with complementary businesses. It is foreseeable that regulatory changes will take place in the future that will diminish barriers in the markets.
The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on the Bank or that would cause the disclosed financial information not to be indicative of our future operating results or our financial condition:

•	a continued downturn in the Spanish and the U.K. real estate markets, and a corresponding increase in mortgage defaults;

•	uncertainty regarding interest rates in the United States and other countries;

•
uncertainties relating to economic growth expectations and interest rates cycles, especially in the United States, Spain, the United Kingdom, other European countries and Latin America, and the impact they may have over the yield curve and exchange rates;

•	the effect that an economic slowdown may have over Latin America and fluctuations in local interest and exchange rates;

•	the chance that changes in the macroeconomic environment will deteriorate the quality of our customers’ credit;

•	increases in our cost of funding could adversely affect our net interest margin as a consequence of timing differences in the repricing of our assets and liabilities;

•	a continued downturn in capital markets;

•	a drop in the value of the euro relative to the US dollar, the Sterling pound or Latin American currencies;

•	inflationary pressures, because of the effect they may have in relation to increases of interest rates and decreases of growth;

•	increased consolidation of the European financial services sector, which could further reduce our spreads;

•
although it is foreseeable that entry barriers to domestic markets in Europe will be lowered, our possible plans of expansion into other markets could be affected by regulatory requirements of the national authorities of these countries;

•	acquisitions or restructurings of businesses that do not perform in accordance with our expectations; and

•
the risk of further reductions in liquidity and increases of credit spreads as a consequence of the crisis in the financial markets arising from the U.S. sub-prime mortgage market, which could affect not only our cost of funding but also the value of our proprietary portfolios and our assets under management.

E. Off-balance sheet arrangements
As of December 31, 2007, 2006 and 2005, we had outstanding the following contingent liabilities and commitments:

	2007	2006	2005
	(in thousands of euros)
Contingent liabilities:
Guarantees and other sureties	76,316,446	58,205,412	48,199,671
Bank guarantees and other indemnities provided	69,804,708	52,697,242	44,251,411
Credit derivatives sold	708,250	478,250	180,000
Irrevocable documentary credits	5,803,088	5,029,484	3,767,022
Other financial guarantees	400	436	1,238
Assets assigned to sundry obligations	3	4	24
Other contingent liabilities	608,386	563,893	253,880

	76,924,835	58,769,309	48,453,575

Commitments:
Balances drawable by third parties	102,215,927	91,690,396	77,678,333
Other commitments	12,460,636	11,559,034	18,584,929

	114,676,563	103,249,430	96,263,262

	191,601,398	162,018,739	144,716,837

For more information see Note 58.6 to our Consolidated Financial Statements.
In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance sheet funds managed by us as of December 31, 2007, 2006 and 2005:

	2007	2006	2005
	(in thousands of euros)
Contingent liabilities:
Mutual funds	119,210,503	119,838,418	109,480,095
Pension funds	11,952,437	29,450,103	28,619,183
Other managed funds	19,814,340	17,835,031	14,746,000

	150,977,280	167,123,552	152,845,278
Relationship with unconsolidated companies
We have holdings in companies over which we are in a position to exercise significant influence, but that we do not control or jointly control. According to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, these investments in associated companies are accounted for using the equity method (see further details of these companies in Exhibit II to our consolidated financial statements).
Transactions with these companies are made under market conditions and are closely monitored by our regulatory authorities. See Note 55 to our consolidated financial statements for further information.
Also, we use special purpose vehicles (“fondos de titulización”) in our securitization activity. According to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, only those vehicles that meet certain requirements are consolidated in the Group’s financial statements. We are not required to repurchase assets from or contribute additional assets to any of these special purpose vehicles. We do, however, provide in the ordinary course of business certain loans (amounting to €237.9 million to “fondos de titulización” in Spain) to some of these special purpose vehicles, which are provided for in accordance with the risks involved. In 2007, the Group securitized €44.5 billion of medium and long-term assets.
In the ordinary course of business, Abbey enters into securitization transactions using special purpose securitization companies which are consolidated and included in Abbey’s financial statements. Abbey is under no obligation to support any losses that may be incurred by the securitization companies or the holders of the securities, and has no right or obligation to repurchase any securitized loan. Abbey has made some interest-bearing subordinated loans to these securitization companies.

We do not have any further transactions with unconsolidated entities other than those mentioned above.
We have no other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
F. Tabular disclosure of contractual obligations
The following table summarizes our contractual obligations by remaining maturity at December 31, 2007:

Contractual obligations		More than	More than
		1 year but	3 years but
	Less than	less than 3	less than 5	More than
(in millions of euros)	1 year	years	years	5 years	Total
Deposits from credit institutions	40,817	3,002	3,111	1,756	48,686
Customer deposits	290,717	13,141	11,145	2,040	317,043
Marketable debt securities	55,976	35,294	26,745	88,250	206,265
Subordinated debt	726	4,065	2,357	28,522	35,670
Operating lease obligations	260	499	484	2,127	3,370
Purchase obligations	156	6	1	—	163
Other long-term liabilities (1)	—	—	—	11,820	11,820

Total	388,652	56,007	43,843	134,515	623,017

(1)	Other long-term liabilities relate to pensions and similar obligations.
For a description of our trading and hedging derivatives, which are not reflected in the above table, see Note 36 to our consolidated financial statements.

Item 6. Directors, Senior Management and Employees
A. Directors and senior management
We are managed by our Board of Directors, which currently consists of 19 members. In accordance with our By-laws (Estatutos), the Board shall consist of at least 14 and not more than 22 members. Each member of the Board is elected to a five-year term by our stockholders at a general meeting, with approximately one-fifth of the members being elected each year, and may be re-elected.
Our Board of Directors meets approximately nine times per year. In 2007, it met 13 times. Our Board of Directors elects our Chairman and Vice Chairmen from among its members, as well as the Chief Executive Officer. Between board meetings, lending and other board powers reside with the Executive Committee (Comisión Ejecutiva) and with the Risk Committee (Comisión Delegada de Riesgos). The Chairman is the Bank’s most senior officer and, as a result, has delegated to him all such powers as may be delegated under Spanish Law, our By-laws and the Rules and Regulations of the Board of Directors. The Chairman leads the Bank’s management team, in accordance with the decisions made and the criteria set by our shareholders at the General Shareholders’ Meeting and by the Board.
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
The current members of our Board of Directors are:

		Director
Name	Position with Santander	Since
Emilio Botín (1)	Chairman	1960
Fernando de Asúa	First Vice Chairman	1999
Alfredo Sáenz	Second Vice Chairman and Chief Executive Officer	1994
Matías R. Inciarte (2)	Third Vice Chairman	1988
Manuel Soto	Fourth Vice Chairman	1999
Assicurazioni Generali, S.p.A.	Director	1999
Antonio Basagoiti	Director	1999
Ana P. Botín (1)	Director	1989
Javier Botín (1)	Director	2004
Lord Burns	Director	2004
Guillermo de la Dehesa	Director	2002
Rodrigo Echenique	Director	1988
Antonio Escámez	Director	1999
Francisco Luzón	Director	1997
Abel Matutes	Director	2002
Juan R. Inciarte (2)	Director	2008
Luis Ángel Rojo	Director	2005
Luis Alberto Salazar-Simpson	Director	1999
Isabel Tocino	Director	2007

(1)	Ana P. Botín and Javier Botín are daughter and son, respectively, of Emilio Botín.

(2)	Matías R. Inciarte and Juan R. Inciarte are brothers.

Our current Executive Officers are:

Name	Position with Banco Santander
Emilio Botín	Chairman of the Board of Directors and of the Executive Committee
Alfredo Sáenz	Second Vice Chairman of the Board of Directors and Chief Executive Officer
Matías R. Inciarte	Third Vice Chairman of the Board of Directors and Chairman of the Risk Committee
Ana P. Botín	Chairwoman, Banesto
Francisco Luzón	Director, Executive Vice President, America
Juan R. Inciarte	Director, Executive Vice President, Strategy
José A. Alvarez	Executive Vice President, Financial Management and Investor Relations
Nuno Amado	Executive Vice President, Santander Totta
David Arce	Executive Vice President, Internal Auditing
Ignacio Benjumea	Executive Vice President, General Secretariat
Juan Manuel Cendoya	Executive Vice President, Communications, Corporate Marketing and Research
Fermín Colomés	Executive Vice President, Technology and Operations
José María Espí	Executive Vice President, Risk
José María Fuster	Executive Vice President, Technology and Operations
José Luis G. Alciturri	Executive Vice President, Human Resources
Enrique G. Candelas	Executive Vice President, Santander Branch Network - Spain
Joan-David Grimà	Executive Vice President, Asset Management
Juan Guitard	Executive Vice President, General Secretariat
Gonzalo de las Heras	Executive Vice President, Global Wholesale Banking
Antonio H. Osorio	Chief Executive Officer, Abbey
Adolfo Lagos	Executive Vice President, Global Wholesale Banking
Jorge Maortua	Executive Vice President, Global Wholesale Banking
Javier Marín	Executive Vice President, Global Private Banking
Jorge Morán	Executive Vice President, Insurance
César Ortega	Executive Vice President, General Secretariat
Javier Peralta	Executive Vice President, Risk
Marcial Portela	Executive Vice President, America
Magda Salarich	Executive Vice President, Santander Consumer Finance
José Manuel Tejón	Executive Vice President, Financial Accounting and Control
Jesús Ma Zabalza	Executive Vice President, America

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
Matías R. Inciarte (Third Vice Chairman of the Board of Directors and Chairman of the Risk Committee)
Born in 1948. He joined Banco Santander in 1984 and was appointed Executive Vice President and Chief Financial Officer in 1986. In 1988 he was appointed Director and in 1994 Second Vice Chairman. He is also Chairman of UCI, S.A., Second Vice Chairman of Grupo Corporativo Ono, S.A. and Director of Banesto, Financiera Ponferrada, S.A. and Operador del Mercado Ibérico de Energía Polo Español, S.A., and since 2008 President of the Fundación Príncipe de Asturias. During the period 1981-1982, he was Minister of the Presidency of the Spanish Government (1981-1982).
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
Antoine Bernheim (Representative of the Company Director Assicurazioni)
Born in 1924. He joined the board of directors of Assicurazioni Generali in 1973 becoming the company’s Vice-Chairman in 1990 and Chairman from 1995 to 1999. He was re-elected Chairman in 2002. He is Vice-Chairman of the Supervisory Board of Intesa Sanpaolo S.p.A., Vice-Chairman of the Assicurazioni group’s subsidiary Alleanza Assicurazioni S.p.A., member of the Board of Mediobanca, Vice-Chairman of LVMH Moët Hennessy-Louis Vuitton and of Bolloré Investissement. Antoine Bernheim is also a Director of Generali France, AMB Generali Holding AG, Generali España Holding Entidades de Seguros S.A., BSI, Generali Holding Vienna and Christian Dior S.A. Finally, he is a member of the Supervisory Board of Eurazeo.
Antonio Basagoiti
Born in 1942. Former Executive Vice President of Banco Central Hispanoamericano. He was appointed Director in July 1999. He is non-executive Vice Chairman of Faes Farma, S.A., a non-executive Director of Pescanova, S.A. and member of the External Advisory Committee of A.T. Kearney. He is a former Chairman of Unión Fenosa, S.A.

Ana P. Botín
Born in 1960. Former Executive Vice President of Banco Santander, S.A. and former Chief Executive Officer of Banco Santander de Negocios from 1994 to 1999. In February 2002, she was appointed Chairwoman of Banesto. She is also a non-executive Director of Assicurazioni Generali, S.p.A. She is also a member of the International Advisory Board of the New York Stock Exchange, INSEAD, and Georgetown University.
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
Abel Matutes
Born in 1941. Former Foreign Minister of the Spanish Government and EU Commissioner for the portfolios of Loans and Investment, Financial Engineering and Policy for Small and Medium-sized Companies (1989); North-South Relations, Mediterranean Policy and Relations with Latin America and Asia (1989) and of the Transport and Energy and Supply Agency of Euroatom (1993). He is also a Chairman of Grupo de Empresas Matutes and a Director of Eurizon Financial Group, FCC Construcción, S.A. and TUI AG.

Juan R. Inciarte
Born in 1952. He joined Banco Santander in 1985 as Director and Executive Vice President of Banco Santander de Negocios. In 1989 he was appointed Executive Vice President and from 1991 to 1999 he was a Director of Banco Santander. He is also a non-executive Vice Chairman of Abbey National plc. and a Director of Santander Consumer Finance and of Sovereign Bancorp, Inc. He is also a Director of CEPSA and RFS Holdings. Juan R. Inciarte was appointed Director by co-option by the Board at its meeting held on January 28, 2008, and ratified by the shareholders acting at the General Shareholders’ Meeting held on June 21, 2008.
Luis Ángel Rojo (Chairman of the Audit and Compliance Committee)
Born in 1934. Former Head of Economics, Statistics and Research Department, Deputy Governor and Governor of the Bank of Spain. He has been a member of the Governing Council of the European Central Bank, Vice-Chairman of the European Monetary Institute, member of United Nations’ Development Planning Committee and Treasurer of the International Association of Economy. He is a member of the Group of Wise Men appointed by the ECOFIN Council for the study of integration of the European financial markets, member of the Royal Academy of Moral and Political Sciences and of the Royal Academy of the Spanish Language.
Luis Alberto Salazar-Simpson
Born in 1940. He is Chairman of France Telecom España and Constructora Inmobiliaria Urbanizadora Vasco-Aragonesa, S.A. and a non-executive Director of Mutua Madrileña Automovilista and Saint Gobain Cristalería, S.A.
Isabel Tocino
Born in 1949. Former Minister for Environment of the Spanish Government, former Chairwoman of the European Affairs and of the Foreign Affairs Committees of Spanish Congress and former Chairwoman for Spain and Portugal and former Vice-Chairwoman for Europe of Siebel Systems. She is currently an elected member of the Spanish State Council, a professor of the Complutense University of Madrid, non-executive Director of Climate Change Capital, Vice-Chairwoman of the International Association of Women Lawyers and the Federal Congress of the European Movement and member of the Royal Academy of Doctors.
José A. Alvarez
Born in 1960. He joined the Bank in 2002. In 2004, he was appointed Executive Vice President, Financial Management and Investor Relations.
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

Fermín Colomés
Born in 1949. He was appointed Senior Vice President of Banesto in 1999. In 2002, he joined the Bank and in December 2006 was appointed Executive Vice President, Technology and Operations. At present, he is a Director of Open Bank Santander Consumer, S.A. and Santander de Titulización, S.G.F.T., S.A. and Chairman of Geobán, S.A. and Sercobán, Administración de Empresas, S.L.
José María Espí
Born in 1944. He joined the Bank in 1985 and, in 1988, was appointed Executive Vice President, Human Resources. In 1999 he was appointed Executive Vice President, Risk. He is also Chairman of Unión de Crédito Inmobiliario, S.A., E.F.C. and Director of UCI, S.A.
José María Fuster
Born in 1958. He joined the Group in 1988. In 2004 he was appointed Chief Information Officer of Grupo Santander. In the same year he was also named member of the board of Abbey National plc and of the Board of Advisors of IBM Corporation. In 2006 he was appointed Executive Director of Banesto and in 2007 Executive Vice President of Technology and Operations at Banco Santander. At present, José María Fuster is also a Director of Ingeniería de Software Bancario, S.A. (ISBAN).
José Luis G. Alciturri
Born in 1949. He joined the Bank in 1996. Since November 2003 he has been responsible for the Group’s Human Resources. In 2007, he was appointed Executive Vice President.
Enrique G. Candelas
Born in 1953. He joined Banco Santander in 1975 and was appointed Senior Vice President in 1993. He was appointed Executive Vice President, Santander Branch Network Spain in January 1999.
Joan-David Grimà
Born in 1953. He joined Banco Central Hispanoamericano in 1993. In June 2001 he was appointed Executive Vice President, Industrial Portfolio and in December 2005 he was appointed Executive Vice President, Asset Management. He was formerly Vice Chairman and Chief Executive Officer of Auna Operadores de Telecomunicaciones, S.A. from January 2002 to November 2005. He is also a Director of Teka Industrial, S.A. and ACS Actividades de Construcción y Servicios, S.A.
Juan Guitard
Born in 1960. Former General Secretary of the Board of Banco Santander de Negocios (from 1994 to 1999) and Manager of the Investment Banking Department of the Bank (from 1999 to 2000). He rejoined the Bank in 2002, being appointed Executive Vice President, Vice-Secretary General of the Board.
Gonzalo de las Heras
Born in 1940. He joined the Bank in 1990. He was appointed Executive Vice President in 1991 and supervises the North American business of the Group. He is also a non-executive Director of Sovereign Bancorp, Inc.
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
Javier Marín
Born in 1966. He joined the Bank in 1991. After serving in various positions within the Group, he was appointed Executive Vice President of the Global Private Banking Division in 2007.
Jorge Morán
Born in 1964. He joined the Bank in 2002. He was appointed Executive Vice President, Asset Management and Insurance, in 2004. In December 2005, he was appointed Executive Vice President and Chief Operating Officer of Abbey and in 2006 Executive Vice President in charge of the Global Insurance Division.
César Ortega
Born in 1954. He joined the Bank in 2000 and was appointed Executive Vice President, General Secretariat, in 2006. He is also a non-executive Director of Fomento de Construcciones y Contratas, S.A.
Javier Peralta
Born in 1950. He joined the Bank in 1989 and in 1993 was appointed Executive Vice President. In 2002, he was appointed Executive Vice President, Risk.
Marcial Portela
Born in 1945. He joined the Bank in 1998 as Executive Vice President. In 1999, he was appointed Executive Vice President, America. He is also a Director of Best Global, S.A.
Magda Salarich
Born in 1956. She joined the Bank in 2008 as Executive Vice President responsible for Santander’s Consumer Finance Division. Previously, she has held several positions in the automobile industry, including the position of Director and General Manager of Citroën España and Head of Commerce and Marketing for Europe of Citroën Automobiles.
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
There is one Director that is an international financial institution that has a holding in the Bank: Assicurazioni Generali S.p.A. (represented by Antoine Bernheim).
See also “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders – Shareholders’ agreements”.

B. Compensation
Directors’ compensation
By-law stipulated fees
Article 38 of the Bank’s By-laws provides that the share in the Bank’s profit for each year to be received by the members of the Board of Directors for discharging their duties and for attending Board and committee meetings will be up to 1% of the Bank’s net profit for the year.
Our shareholders acting at the General Shareholders’ Meeting held on June 21, 2008 approved, under item six of the agenda, new By-laws for Banco Santander, S.A., and abrogated the existing ones. The new By-laws will become effective upon the granting of the necessary authorization by the Spanish Minister of Economy and Finance. The new By-laws will subsequently be filed with the office of the Mercantile Registry. We expect this authorization and filing to occur during the third quarter of 2008. See more information under “Item 10. Additional information — B. Memorandum and articles of association”.
Articles 58 and 59 of the new By-laws are intended to govern the compensation for directors in accordance with the Bank’s current practices as set forth in the existing By-laws and in the Rules and Regulations of the Board of Directors.
Our By-laws provide that the members of the Board of Directors are entitled to receive compensation for performing the duties entrusted to them by reason of their appointment, to be paid as a share in profits and By-law mandated compensation. This compensation has two components: an annual amount and attendance fees.
According to Article 58 of the new By-laws, the aggregate amount of the compensation is equal to one percent of the profit of Santander for the fiscal year, provided, however, that the Board may resolve that such percentage be reduced in those years in which the Board deems it justified.
The new By-laws are included in Exhibit 1.2.
The Board of Directors, making use of the powers conferred on it, set the related amount at 0.126% of the Bank’s net profit for 2007 (2006: 0.143%; 2005: 0.152%).
The Board of Directors, also under the powers conferred on it, resolved to allocate this amount as follows (assigning the respective proportional amounts to any directors who did not sit on the Board for the whole year): each Board member received a gross payment of €118,100 (2006: €107,400; 2005: €89,500) and, additionally, each member of the following Board Committees received the following gross payments: Executive Committee, €236,900 (2006: €215,400; 2005: €179,500); Audit and Compliance Committee, €55,000 (2006 and 2005: €50,000); Appointments and Remuneration Committee, €33,000 (2006 and 2005: €30,000). Also, the First Deputy Chairman and the Fourth Deputy Chairman received a gross amount of €39,600 each (2006 and 2005: €36,000).
Furthermore, in 2007 the Directors received fees for attending Board and Committee meetings (excluding Executive Committee meetings).
The gross amounts for attending Board meetings in 2007, are as follows: Board meetings: €2,310 for resident directors and €1,870 for non-resident directors (€2,310 and €1,870, respectively, in both 2006 and 2005).
At the meeting held on December 18, 2006, the Board of Directors approved the proposal of the Appointments and Remuneration Committee made at its meeting on December 13, 2006, to modify the amount of fees received for attending the meetings of the Risk Committee and the Audit and Compliance Committee, which it set at €1,500 effective from January 1, 2007, without changing the amounts received in connection by members of the Board of Directors and the other Committees including the Appointments and Remuneration Committee, the International Committee and the Technology, Productivity and Quality Committee, but excluding the Executive Committee, since no attendance fees are received for this Committee. The agreed-upon gross amounts are as follows:
• Risk Committee and Audit and Compliance Committee: €1,500 for resident directors and €1,212 for non-resident directors in each case per meeting.
• Other Committees: €1,155 for resident directors and €935 for non-resident directors in each case per meeting.

The amounts received by directors for attending Board Committee meetings amounted to €1,155 for resident directors and €935 for non-resident directors in each case per meeting, in both 2006 and 2005.
Salary compensation
As provided by our By-laws (and the new By-laws), the members of the Board and of the Executive Committee are entitled to be remunerated for discharging duties within the Bank other than those duties performed in their capacity as a Director.
Consequently, the Bank’s executive Directors (who as of December 31, 2007, 2006 and 2005 are Emilio Botín, Alfredo Sáenz, Matías R. Inciarte, Ana P. Botín, and Francisco Luzón) received the following salary compensation:

	2007	2006	2005
	(in thousands of euros)
Total salaries	24,315	20,970	18,494
Of which: variable compensation	16,088	13,666	11,412

The remuneration and other compensation granted to the directors in 2007 is as follows:

	In Thousands of Euros
	2007											2006		2005
	By-law Stipulated Compensation				Attendance Fees		Salary of executive Directors (1)
				Appointments
			Audit and	and
		Executive	Compliance	Remuneration				Variable		Other
Directors	Board	Committee	Committee	Committee	Board	Other Fees	Fixed	(2)	Total	Remuneration	Total	Total		Total

Emilio Botín	118	237	—	—	25	5	1,187	2,337	3,524	1	3,910	3,459		3,035
Fernando de Asúa	158	237	55	33	25	169	—	—	—	—	677	590		519
Alfredo Sáenz	118	237	—	—	25	5	3,126	5,582	8,708	511	9,604	8,099		7,161
Matías R. Inciarte	118	237	—	—	25	141	1,510	2,945	4,455	178	5,154	4,501		3,970
Manuel Soto	158	—	55	33	25	35	—	—	—	—	306	271		246
Assicurazioni Generali, Spa.	137	—	—	—	6	—	—	—	—	—	143	136		110
Antonio Basagoiti	118	237	—	—	25	133	—	—	—	10	523	3,477	(6)	414
Ana P. Botín	118	237	—	—	25	2	1,133	1,985	3,118	17	3,517	3,084		2,733
Javier Botín (3)	118	—	—	—	25	—	—	—	—	—	143	128		106
Lord Terence Burns (***)	118	—	—	—	17	—	—	—	—	—	135	122		105
Guillermo de la Dehesa	118	237	—	33	25	14	—	—	—	—	427	381		326
Rodrigo Echenique	118	237	—	33	25	119	—	—	—	30	562	1,388		1,329
Antonio Escámez	118	237	—	—	25	128	—	—	—	42	550	1,329		1,337
Francisco Luzón	118	237	—	—	25	2	1,271	3,239	4,510	728	5,620	4,601		4,003
Luís Ángel Rojo (****)	118	—	55	33	14	29	—	—	—	—	249	232		113
Abel Matutes	118	—	55	—	25	15	—	—	—	—	213	189		172
Mutua Madrileña Automovilista (4)	137	—	—	—	16	—	—	—	—	—	153	148		122
Luis Alberto Salazar-Simpson	118	—	55	—	25	16	—	—	—	—	214	192		173
Jay S. Sidhu (5)		—	—	—	—	—	—	—	—	—	—	58		—
Emilio Botín (**)	—	—	—	—	—	—	—	—	—	—	—	—		98
Elías Masaveu (**)	—	—	—	—	—	—	—	—	—	—	—	—		47
Isabel Tocino (*)	82	—	—	—	21	—	—	—	—	—	103	—		—

Total 2007	2,324	2,370	275	165	424	813	8,227	16,088	24,315	1,517	32,203	—		—

Total 2006	2,092	2,150	250	150	386	630	7,304	13,666	20,970	5,757	—	32,385		—

Total 2005	1,795	1,800	256	148	315	607	7,082	11,412	18,494	2,704	—	—		26,119

(*)
Appointed by co-optation by the Board of Directors at its meeting on March 26, 2007. Isabel Tocino took office at the meeting held on April 23, 2007. Her appointment was ratified by the shareholders at the Annual General Meeting held on June 23, 2007.

(**)	Directors who were Board members for some months in 2005 but ceased to be directors prior to December 31, 2005.

(***)	Appointed as member of the Bank’s Board of Directors on December 20, 2004 and subsequently ratified by the shareholders at the Annual General Meeting on June 18, 2005.

(****)	Appointed as member of the Bank’s Board of Directors on April 25, 2005 and subsequently ratified by the shareholders at the Annual General Meeting on June 18, 2005.

(1)	Recognized under “Personnel expenses” in the income statement of the Bank, except for the salary of Ana P. Botín, which is recognized at Banco Español de Crédito, S.A.

(2)	Accrued in 2007.

(3)	Amounts contributed to Fundación Marcelino Botín.

(4)	Ceased to be a Director on December 19, 2007.

(5)	Appointed by the shareholders at the Annual General Meeting on June 17, 2006 and ceased to discharge his duties on December 31, 2006.

(6)
Includes €3 million for duties discharged on the Board of Directors of Unión Fenosa during the period in which he belonged to this Board at the proposal of the Bank. At the proposal of the Appointments and Remuneration Committee, this remuneration was approved by the Bank’s Board of Directors at its meeting on February 6, 2006.

The amounts recorded under “Other remuneration” in the foregoing table include, inter alia, the life and medical insurance costs borne by the Group.
Compensation to the Board Members as representatives of the Bank and to Senior Management
Representation on other boards
By resolution of the Executive Committee, all the remuneration received by the Bank’s directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake (at the expense of those companies) and which relates to appointments made after March 18, 2002, will accrue to the Group. The compensation received with respect to representation duties of this kind, relating to appointments agreed upon before March 18, 2002, was as follows:

		Thousands of euros
	Company	2007	2006	2005
Emilio Botín	Shinsei	50.1	59.9	58.7
Fernando de Asúa	CEPSA	97.2	95.6	89.9
Antonio Escámez	Attijariwafa Bank	9.9	5.0	5.1

		157.2	160.5	153.7
In 2007 Emilio Botín also received options to acquire 10,000 shares of Shinsei Bank, Ltd. (“Shinsei”) at a price of JPY555 each. Previously, in 2006 and 2005, Emilio Botín had received options to acquire 25,000 Shinsei shares in each year at a price of JPY825 each for those received in 2006 and JPY601 each for those received in 2005. At December 31, 2007, the market price of the Shinsei share was JPY408 and, therefore, regardless of the stipulated exercise periods, the options granted in 2007, 2006 and 2005 would not have given rise to any gains had they been exercised.
Furthermore, other directors of the Bank earned a total of €750,000 in 2007 as members of the Boards of Directors of Group companies (2006: €732,000; 2005: €739,000), the detail being as follows: Lord Burns (Abbey), €682,000; Rodrigo Echenique (Banco Banif, S.A.), €36,000; and Matías R. Inciarte (U.C.I., S.A.), €32,000.
Senior management
Below are the details of the aggregate compensation paid to the Bank’s Executive Officers (*) in 2007, 2006 and 2005:

	Number	In thousands of euros
	of	Salary Compensation			Other
Year	People (1)	Fixed	Variable	Total	Compensation	Total
2005	24	16,450	27,010	43,460	2,708	46,168
2006	26	19,119	34,594	53,713	11,054	64,767
2007	26	19,504	42,768	62,272	10,092	72,394

(*)	Excluding executive Directors’ compensation, which is detailed above.

(1)	The amounts reflect the annual compensation regardless of the number of months in which the position of Executive Vice President was occupied.

Pension commitments, other insurance and other items
The total balance of supplementary pension obligations assumed by the Group over the years to its current and retired employees, which amounted to €11,820 million (covered mostly by in-house provisions) at December 31, 2007, includes the obligations to those who have been directors of the Bank during the year and who discharge (or have discharged) executive functions. The total pension obligations to these directors, together with the total sum insured under life insurance policies and other items, amounted to €264 million at December 31, 2007 (December 31, 2006: €234 million; December 31, 2005: €182 million).
The following table provides information on the obligations undertaken and covered by the Group relating to pension commitments and other insurance for the Bank’s executive Directors:

	In thousands of euros
	2007		2006		2005
	Total Accrued		Total Accrued		Total Accrued
	Pension	Other	Pension	Other	Pension	Other
	Obligations	Insurance	Obligations	Insurance	Obligations	Insurance
Emilio Botín	22,926	—	21,068	—	11,785	—
Alfredo Sáenz	68,070	9,378	55,537	8,155	45,444	7,917
Matías R. Inciarte	44,226	4,529	39,390	4,117	28,953	3,997
Ana P. Botín	17,975	1,403	15,045	1,402	12,232	1,373
Francisco Luzón	45,468	7,624	39,187	6,571	39,188	6,380

Total	198,665	22,934	170,227	20,245	137,602	19,667

The amounts in the “Total Accrued Pension Obligations” column in the foregoing table relate to the present actuarial value of the accrued future annual payments to be made by the Group. These amounts were obtained using actuarial calculations and cover the obligations to pay the respective calculated pension supplements. In the case of Emilio Botín, Alfredo Sáenz, Matías R. Inciarte and Ana P. Botín, these supplements were calculated as 100% of the sum of the fixed annual salary received at the date of effective retirement plus 30% of the arithmetic mean of the last three variable salary payments received. In addition, in the case of Francisco Luzón, to the amount thus calculated will be added the amounts received by him in the year before retirement or early retirement in his capacity as a member of the Board of Directors or the Committees of the Bank or of other consolidated Group companies.
On December 17, 2007 and March 24, 2008, the Board of Directors of the Bank resolved to authorize a change in the contracts of the executive directors and the other members of the Bank’s senior management -the “Senior Executives”- granting them the right, on the date of retirement -or pre-retirement, as appropriate- to opt to receive accrued pensions -or amounts similar thereto- in the form of income or capital -i.e. in one single payment- in full but not in part. In order to maintain the financial neutrality for the Group, the amount to be received in the form of capital by the commitment beneficiary at the date of the retirement must be the aliquot part of the market value of the assets assigned to cover the mathematical provisions to cater of the policy instrumenting these commitments to senior executives. The Senior Executives who are still in service on reaching the age of retirement –or who at the date of the contract entered into have passed the age of retirement- must state whether they wish to opt for this form of benefit. Should the Senior Executive subsequently die whilst still in service and prior to retirement, the capital of the pension will correspond to his/her heirs.
Pension charges recognized and reversed in 2007 amounted to €21,615,000 and €580,000, respectively (2006: €44,819,000 and €629,000, respectively; 2005: €4,414,000 and €4,449,000, respectively).
Additionally, other directors have life insurance policies at the Group’s expense, the related insured sum being €3 million at December 31, 2007 (2006 and 2005: €3 million). Also, the payments made in 2007 to the members of the Board entitled to post-employment benefits amounted to €2.6 million.

Share-based payments
Our By-laws (and the new By-laws) provide that directors may also receive compensation in the form of shares of the Bank or options over the shares, or other remuneration linked to the share value following a resolution adopted by the shareholders at the General Shareholders’ Meeting (conducted in accordance with our By-laws and applicable Spanish legislation).
Article 28.3 of the Rules and Regulations of the Board of Directors states that only executive directors can benefit from remuneration systems involving delivery of shares or options on them.

The detail of the Bank’s share options granted to directors is as follows (See Note 49 to our consolidated financial statements):

		Options						Options	Exercised
		Granted	Exercised Options					Granted	Options			Concessions Granted		Exercised Options
					Market											Market		Date of	Date of
	Options at			Exercise	Price	Options at	Exercise			Options at	Exercise		Exercise		Exercise	Price	Options at	Commencement	Expiry of
	January 1,			Price	Applied	December	Price			December	Price		Price		Price	Applied	December	of Exercise	Exercise
	2005	Number	Number	(Euros)	(Euros)	31, 2005	(Euros)	Number	Number	31, 2006	(Euros)	Number	(Euros)	Number	(Euros)	(Euros)	31, 2007	Period	Period

Managers Plan 2000:
Emilio Botín	150,000	—	(150,000)	10.545	11.12	—	—	—	—	—	—	—	—	—	—	—	—	12/30/03	12/29/05
Alfredo Sáenz	100,000	—	(100,000)	10.545	11.14	—	—	—	—	—	—	—	—	—	—	—	—	12/30/03	12/29/05
Matías R. Inciarte	125,000	—	(125,000)	10.545	11.14	—	—	—	—	—	—	—	—	—	—	—	—	12/30/03	12/29/05
Antonio Escámez	100,000	—	(100,000)	10.545	11.07	—	—	—	—	—	—	—	—	—	—	—	—	12/30/03	12/29/05
Francisco Luzón	100,000	—	(100,000)	10.545	11.14	—	—	—	—	—								12/30/03	12/29/05

	575,000	—	(575,000)	10.545	11.12	—	—	—	—	—	—	—	—	—	—	—	—

Long-Term Incentive Plan (I06):
Emilio Botín	541,400	—	—	—	—	541,400	9.09	—	—	541,400	9.09	—	—	—	—	—	541,400	01/15/08	01/15/09
Alfredo Sáenz	1,209,100	—	—	—	—	1,209,100	9.09	—	—	1,209,100	9.09	—	—	—	—	—	1,209,100	01/15/08	01/15/09
Matías R. Inciarte	665,200	—	—	—	—	665,200	9.09	—	—	665,200	9.09	—	—	—	—	—	665,200	01/15/08	01/15/09
Ana P. Botín (*)	293,692	—	—	—	—	293,692	9.09	—	—	293,692	9.09	—	—	—	—	—	293,692	01/15/08	01/15/09
Francisco Luzón	639,400	—	—	—	—	639,400	9.09	—	—	639,400	9.09	—	—	—	—	—	639,400	01/15/08	01/15/09

	3,348,792	—	—	—	—	3,348,792	9.09	—	—	3,348,792	9.09	—	—	—	—	—	3,348,792

Long-Term Incentive Plan (I09):
Emilio Botín	—	—	—	—	—	—	—	—	—	—	—	41,785	—	—	—	—	41,785	06/23/07	07/31/09
Alfredo Sáenz	—	—	—	—	—	—	—	—	—	—	—	110,084	—	—	—	—	110,084	06/23/07	07/31/09
Matías R. Inciarte	—	—	—	—	—	—	—	—	—	—	—	53,160	—	—	—	—	53,160	06/23/07	07/31/09
Ana P. Botín (**)	—	—	—	—	—	—	—	—	—	—	—	27,929	—	—	—	—	27,929	06/23/07	07/31/09
Francisco Luzón	—	—	—	—	—	—	—	—	—	—	—	44,749	—	—	—	—	44,749	06/23/07	07/31/09

	—	—	—	—	—	—	—	—	—	—	—	277,707	—	—	—	—	277,707

Long-Term Incentive Plan (I10)
Emilio Botín	—	—	—	—	—	—	—	—	—	—	—	62,589	—	—	—	—	62,589	06/23/07	07/31/10
Alfredo Sáenz	—	—	—	—	—	—	—	—	—	—	—	164,894	—	—	—	—	164,894	06/23/07	07/31/10
Matías R. Inciarte	—	—	—	—	—	—	—	—	—	—	—	79,627	—	—	—	—	79,627	06/23/07	07/31/10
Ana P. Botín (**)	—	—	—	—	—	—	—	—	—	—	—	41,835	—	—	—	—	41,835	06/23/07	07/31/10
Francisco Luzón	—	—	—	—	—	—	—	—	—	—	—	67,029	—	—	—	—	67,029	06/23/07	07/31/10

	—	—	—	—	—	—	—	—	—	—	—	415,974	—	—	—	—	415,974

(*)	Approved by Banesto’s shareholders at its Annual General Meeting on February 28, 2006.

(**)
Without prejudice to the Banesto shares relating to Ana P. Botín by virtue of the Banesto Share-Based Payment Incentive Plan approved by the shareholders at the Annual General Meeting of Banesto held on June 27, 2007, the maximum number of shares shown in the foregoing table relates to the aforementioned executive director, based on the resolution adopted at the aforementioned Annual General Meeting.

Additionally, the maximum limits to the Matched Deferred Bonus Plan (or Mandatory Investment Shares Plan) of each executive Director is as follows (See Note 49 to our consolidated financial statements):

Executive Directors	Maximum Number of Shares

Emilio Botín	16,306
Alfredo Sáenz	37,324
Matías R. Inciarte	20,195
Ana P. Botín (*)	13,610
Francisco Luzón	22,214
Juan R. Inciarte	14,617

124,266

(*)
The number of shares acquired by Ana P. Botín as beneficiary of this plan is consistent with the resolutions agreed to by the shareholders acting at the General Shareholders’ Meeting of Banco Santander and Banesto held on June 23, 2007 and June 27, 2007, respectively.

Description of Stock Option Plans and Other Share-based Compensation Plans
In recent years, the Bank has put in place compensation systems for its managers and employees linked to the market performance of the Bank’s shares based on the achievement of certain objectives.
Additionally, on June 23, 2007, the General Shareholders’ Meeting approved 100 free shares of Banco Santander, S.A. to each active employee of Santander, to celebrate the 150th Anniversary of Banco Santander.
After a report from the Appointments and Remuneration Committee, and within the framework of approval by the Bank’s Board of Directors of a long-term incentive policy and of the plans making up such policy, the General Shareholders’ Meeting held on June 23, 2007 approved the first and second cycles of the Performance Shares Plan, the first cycle of the Matched Deferred Bonus Plan and the Restricted Shares Plan. The main characteristics of these plans are set forth below.
1. First and second cycle (2007-2009) of the Performance Shares Plan — I09 and I10 Plans
The first and second cycles of this plan are subject to the following rules:
(i) Beneficiaries: The executive directors, the remaining members of Senior Management, and such other executives of Santander (excluding Banesto) as are determined by the Board of Directors, or the Executive Committee by delegation thereof. As of December 31, 2007, the number of participants under the first cycle was 5,476 and under the second cycle 5,506, although the Board of Directors, or the Executive Committee by delegation thereof, may include (by promotion or admission to the Group) or exclude other persons, without changing the total number of shares authorized for distribution at any time.
(ii) Objectives: The objectives used to determine the number of shares for distribution (the “Objectives”) are based on two parameters:
a) Total Shareholder Return (“TSR”); and
b) Growth in Earnings per Share (“EPS”).
TSR is deemed to be the difference (expressed as a percentage) between the final value of an investment in ordinary shares in each of the institutions compared and the initial value of the same investment, bearing in mind that any calculation of the final value must take into account dividends or similar items received by the shareholder for this investment during the corresponding period of time as if an investment was made in more shares of the same kind on the first date on which the dividend was payable to shareholders and the average weighted share price on that date. In order to determine the aforementioned initial and final value, the share prices established in item (iii) below will be adopted.

Growth in EPS is deemed to be the percentage difference between earnings per ordinary share reported in the annual and consolidated financial statements at the beginning and the end of the comparison period, as established in item (iii) below.
At the end of the respective cycle, the TSR and the growth in EPS for Santander and each of the group institutions identified below (the “Reference Group”) will be calculated and listed in decreasing order. Each of these parameters (TSR and EPS growth) will have a 50% weighting in determining the percentage of shares to distribute, based on the following scale and Santander’s relative position within the Reference Group.

Santander’s position in	Percentage of shares to be	Santander’s position in	Percentage of shares to be
the TSR ranking	delivered over maximum	the EPS growth ranking	delivered over maximum
1st to 6th	50%	1st to 6th	50%
7th	43%	7th	43%
8th	36%	8th	36%
9th	29%	9th	29%
10th	22%	10th	22%
11th	15%	11th	15%
12th or more	0%	12th or more	0%
The Reference Group will initially be composed of the following 21 entities:

Bank	Country

ABN AMRO Holding	The Netherlands
Banco Itau	Brazil
Bank of America	United States
Barclays	United Kingdom
BBVA	Spain
BNP Paribas	France
Citigroup	United States
Credit Agricole	France
HBOS	United Kingdom
HSBC Holdings	United Kingdom
Intesa Sanpaolo	Italy
JP Morgan Chase & Co.	United States
Lloyds TSB Group	United Kingdom
Mitsubishi	Japan
Nordea Bank	Sweden
Royal Bank of Canada	Canada
Royal Bank of Scotland Group	United Kingdom
Société Générale	France
UBS	Switzerland
Unicredito Italiano	Italy
Wells Fargo & Co.	United States
If any of the Reference Group institutions are acquired by another company, cease to list their shares or are liquidated, they will be excluded from the Reference Group. In this case and any similar cases, comparison with the Reference Group will be conducted in a manner which, for each of the parameters studied (TSR and EPS growth), the maximum percentage of the shares will be earned if Santander falls within the first quartile (including the 25th percentile) of the Reference Group; no shares will be earned if Santander falls below the Reference Group median (50th percentile); a maximum of 30% of the shares will be earned at the median (50th percentile) and, at positions between (but not including) the median and the first quartile (25th percentile), the shares earned will be calculated by linear interpolation.

(iii) Duration: The first cycle will cover the years 2007 and 2008. Therefore, the objectives linked to TSR will use the daily average weighted volume of the average weighted listing prices for the 15 trading sessions immediately preceding but not including April 1, 2007 to calculate the initial value and the 15 trading sessions immediately preceding but not including April 1, 2009 to calculate the final value; the objectives linked to EPS growth will use the consolidated financial statements for the year ended December 31, 2006 and the consolidated financial statements for the year ended December 31, 2008. To receive shares, those qualified must continue to be actively employed by the Group, except in the event of death or disability, through June 30, 2009. Any distribution of shares will be made no later than July 31, 2009, on the date established by the Board of Directors, or the Executive Committee by delegation thereof.
The second cycle will cover the years 2007, 2008 and 2009. Therefore, the objectives linked to TSR will use the daily average weighted volume of the average weighted listing prices for the 15 trading sessions prior to April 1, 2007 to calculate the initial value and the 15 trading sessions immediately preceding but not including April 1, 2010 to calculate the final value; the objectives linked to EPS growth will use the consolidated financial statements for the year ended December 31, 2006 and the consolidated financial statements for the year ended December 31, 2009. To receive shares, those qualified must continue to be actively employed by the Group, except in the event of death or disability, through June 30, 2010. Any distribution of shares will be made no later than July 31, 2010, on the date established by the Board of Directors, or the Executive Committee by delegation thereof.
The shares will be distributed by the Bank or another Group company, as applicable.
(iv) Maximum number of shares to be distributed:
The maximum number of shares to be distributed to each of the beneficiaries will, subject to other limitations, be the product of dividing a percentage of the beneficiary’s fixed annual remuneration on the date of adoption of this resolution, by the daily average weighted volume of the average weighted listing prices of the Bank’s shares during the 15 trading sessions immediately preceding May 7, 2007, rounded up to the second decimal point, which was €13.46 per share.
For executive Directors, the annual fixed compensation percentage will be 47.4% for the first cycle and 71% for the second cycle, except for Ana P. Botín, to whom 70% of these percentages shall apply.
Therefore, the maximum number of shares distributed to each of the executive Directors will be the following:

Executive Directors	First Cycle	Second Cycle

Emilio Botín	41,785	62,589
Alfredo Sáenz	110,084	164,894
Matías R. Inciarte	53,160	79,627
Francisco Luzón	44,749	67,029
Ana P. Botín	27,929	41,835
Without prejudice to the Banesto shares which correspond to Ana P. Botín pursuant to the “Banesto share distribution Incentive Plan” approved by the shareholders at a General Shareholders’ Meeting of Banesto on June 27, 2007, the maximum number of shares attributable to this executive Director is the number stated in the preceding table, pursuant to the resolution adopted at the General Shareholder Meeting mentioned in this paragraph.

Following approval of the first and second cycles of the Performance Share Plan (2007 — 2009) at the General Shareholders’ Meeting of Santander held on June 23, 2007, the Board of Directors, at its meeting of January 28, 2008, approved the interim appointment of the Executive Vice President Juan R. Inciarte to the position of Director at its meeting on January 28, 2008.
The maximum number of shares distributable to Juan R. Inciarte was approved by the Executive Committee at its meeting on December 3, 2007, after a report issued by the Appointments and Remuneration Committee on November 26, 2007, and with the approval of the Board of Directors at its meeting on December 17, 2007, in the following amounts:

	First Cycle	Second Cycle

Juan R. Inciarte	43,322	64,983
Shares distributed to the remaining members of Senior Management are limited to a maximum of 845,787 shares (representing 0.014% of the Bank’s capital) in the first cycle and 1,268,482 shares in the second cycle, equivalent to 0.020% of the Bank’s capital.
Finally, at the aforementioned meeting on November 26, 2007, the Committee reported favorably on the Regulations for the First and Second Cycles of the Performance Shares Plan, which was approved by the Executive Committee on December 3, 2007.
2. First Cycle (2008-2010) of the Matched Deferred Bonus Plan
The first cycle of the plan is subject to the following rules:
(i) Beneficiaries: The Executive Committee, on its meeting of January 28, 2008, determined, by delegation of the Board of Directors, the 32 persons who are currently the beneficiaries. This group is comprised of the executive Directors and other members of the Bank’s Senior Management as well as other main executives of Grupo Santander (excluding Banesto).
Without prejudice to the foregoing, new participants may be included in the plan following promotion, admission into the Group or for other reasons, without modifying its terms and conditions, at the discretion of the Board of Directors, or the Executive Committee acting under powers delegated to it by the board.
(ii) Operation: Beneficiaries must set aside 10% of their 2007 gross annual variable compensation (or bonus) to acquire Bank shares on the market (the “Mandatory Investment”). Pursuant to the resolution of the shareholders, the Mandatory Investment was made prior to February 29, 2008.
Retention of shares acquired by Mandatory Investment and participants’ continued service within Santander for a period of three years following the Mandatory Investment will entitle the participant to receive from the Bank or, as applicable, another Group company, a number of Santander shares equal to those initially acquired, i.e., based on a ratio of one share for each share acquired through the Mandatory Investment.
(iii) Duration: This first cycle corresponds to 2008-2010. The Bank will distribute shares, as applicable, between January 1 and April 1, 2011, on the date specified by the Board, or the Executive Committee acting under powers delegated to it by the board, within a period of one month from the third anniversary of the Mandatory Investment.
The Mandatory Investment of each executive Director is as follows:

Executive Directors	Maximum No. of shares
Emilio Botín	16,306
Alfredo Sáenz	37,324
Matías R. Inciarte	20,195
Francisco Luzón	22,214
Ana P. Botín	13,610
The number of shares acquired by Ana P. Botín as beneficiary of this plan is consistent with the resolutions agreed to by the shareholders acting at the General Shareholders’ Meeting of Banco Santander and Banesto held on June 23, 2007 and June 27, 2007, respectively.
The number of shares purchased by Juan R. Inciarte is 14,617.

In order to set the number of shares acquired by the executive Directors in execution of this Mandatory Investment Plan, it has been taken into account the maximum number of shares agreed to by the shareholders acting at the General Shareholders’ Meeting held on June 23, 2007 under resolution twelve.
3. Restricted Shares Plan
For a period of 12 months from implementation thereof, commitments may be undertaken to deliver up to a maximum of 2,189,004 shares of the Bank (representing 0.035% of the Bank’s current capital) to be used selectively as a tool for retaining or hiring executives or employees of the Bank or other Group companies, other than executive Directors. The Board of Directors, or the Executive Committee acting under powers delegated to it by the Board, will decide when to use this tool. Furthermore, the plan must comply with the Total Limit as defined below.
Each participant in the Restricted Shares Plan will be required to remain with the Group for a minimum period of 3 to 4 years. After meeting the minimum period established in each case, the participant will be entitled to distribution of the shares.
Within the framework of the long-term incentives policy described in the section above, the shareholders at the General Shareholders’ Meeting of June 23, 2007 authorized the deployment of the first two cycles of the Performance Shares Plan (2007-2009 period), the first cycle (2008-2010 period) of the Matched Deferred Bonus Plan, and the selective grant of up to 2,189,004 shares (representing 0.035% of the Bank’s capital), establishing a maximum total limit of 28,144,334 shares for distribution in these programs, equivalent to 0.45% of the Bank’s capital (the “Total Limit”).
As of December 31, 2007, the Bank was not obliged to distribute any shares as set forth under this heading “3. Restricted Shares Plan”.
Below is a summary of the I06 Plan, which was the only plan in effect during 2007:
I06 Plan
On December 20, 2004, the Board of Directors decided to implement, subject to the approval of our General Shareholders’ Meeting held on June 18, 2005, a long-term incentive plan (“I06”) in the form of stock options tied to the achievement of two objectives: a revaluation of the Bank’s share price and growth in earnings per share, in both cases above a sample of comparable banks. Both objectives have already been achieved. 2,512 officers are covered by this plan with a total of 95,056,019 options of Bank shares already granted at an exercise price of €9.09. The exercise period is from January 15, 2008 to January 15, 2009. This plan was approved by our shareholders at the General Shareholders’ Meeting on June 18, 2005.
The table on page 131 above indicates the number of Santander share options held by our Directors under this plan.
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

Stock Option Plans and Other Share-based Compensation Plans

		Euros					Date of	Date of
	Number of	Exercise		Year	Employee	Number	Commencement	Expiry of
	Shares	Price		Granted	Group	of Persons	of Exercise Period	Exercise Period

Plans outstanding at January 1, 2005	21,126,750	9.94

Options granted (Plan I06)	99,900,000	9.09	(**)		Managers	2,601	01/15/2008	01/15/2009

Options exercised	(15,606,000)	(9.83)
Of which:
Plan Four	(228,000)	7.84
Young Executives Plan	(329,000)	2.29
Managers Plan 2000	(12,389,000)	10.545
European Branches Plan	(2,660,000)	7.60	(*)

Options cancelled or not exercised	(5,520,750)	—

Plans outstanding at December 31, 2005	99,900,000	9.09

Options exercised	—	—

Options cancelled, net (Plan I06)	(3,648,610)	9.09			Managers	(44)	01/15/2008	01/15/2009

Plans outstanding at December 31, 2006	96,251,390	9.09

Options granted (Plan I09)	10,448,480	—			Managers	5,476	06/23/2007	07/31/2009

Options granted (Plan I10)	15,690,283	—			Managers	5,506	06/23/2007	07/31/2010

Options cancelled, net (Plan I06)	(1,195,371)	9.09			Managers	(45)	01/15/2008	01/15/2009

Plans outstanding at December 31, 2007	121,194,782	—

Of which:
Plan I06	95,056,019	9.09
Plan I09	10,448,480	—
Plan I10	15,690,283	—

(*)	The average exercise price ranges from €5.65 to €10.15 per share.

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

The option plans on shares of the Bank originally granted by management of Abbey to its employees (on Abbey shares) are as follows:

		Pounds
		Sterling (*)					Date of	Date of
	Number of	Exercise	Year	Employee	Number		Commencement	Expiry of
	Shares	Price (*)	Granted	Group	of Persons		of Exercise Period	Exercise Period
Plans outstanding at December 31, 2005	17,675,567	3.58

Options exercised	(1,769,216)	4.45
Of which:
Executive Options	(89,305)	4.43
Employee Options	(2,550)	5.90
Sharesave	(1,677,361)	4.45

Options cancelled or not exercised	(1,783,670)	—

Plans outstanding at December 31, 2005	14,122,681	3.41
Of which:
Executive Options	269,539	4.07
Employee Options	54,000	5.90
Sharesave	13,799,142	3.38

Plans outstanding at December 31, 2005	14,122,681	3.41

Options granted (MTIP)	2,825,123	7.50	2005 and 2006	Managers	174		First half of 2008	First half of 2008

Options exercised	(5,214,171)	3.41
Of which:
Executive Options	(87,659)	4.07
Employee Options	(33,000)	5.90
Sharesave	(5,093,512)	3.38

Options cancelled or not exercised	(1,379,401)	—

Plans outstanding at December 31, 2006	10,354,232	4.32

Of which:
Executive Options	178,026	4.11	2003-2004	Managers	13		03/26/06	03/24/13
Employee Options	—	—	—	—	—		—	—
Sharesave	7,638,791	3.32	1998-2004	Employees	4.512	(**)	04/01/06	09/01/11
MTIP	2,537,415	9.39	2005 and 2006	Managers	170		First half of 2008	First half of 2008

Options granted (MTIP)	—	—
Options exercised	(1,535,325)	3.81
Of which:
Executive Options	(33,904)	3.96
Sharesave	(1,501,421)	3.81
Options cancelled (net) or not exercised	(770,595)	—

Plans outstanding at December 31, 2007	8,048,312	5.32

Of which:
Executive Options	144,122	4.15	2003-2004	Managers	4		03/26/06	03/24/13
Sharesave	5,684,340	3.18	1998-2004	Employees	2.239	(**)	04/01/06	09/01/11
MTIP	2,219,850	10.88	2005 and 2006	Managers	157		First half of 2008	First half of 2008

(*)	At December 31, 2007, 2006 and 2005, the euro/pound sterling exchange rate was €1.36360/GBP1; €1.4892/GBP1 and €1.4592/GBP1, respectively.

(**)	Number of accounts/contracts. A single employee may have more than one account/contract.
In 2005 the Group designed a Medium-Term Incentive Plan (“MTIP”) involving the delivery of Bank shares to Abbey executives. Under the plan, effective allocation of the shares in 2008 is tied to the achievement of business targets by Abbey (in terms of net profit and income). This Plan was approved by the shareholders at the General Shareholders’ Meeting on June 17, 2006. Subsequently, it was considered necessary to amend the conditions of the Plan in order to reflect the impact of the sale of Abbey’s life insurance business to Resolution on the income targets of Abbey for 2007. The Board of Directors, after obtaining a favorable report from the Appointments and Remuneration Committee, submitted this amendment for ratification by the shareholders. The amendment was ratified at the General Shareholders’ Meeting held on June 23, 2007. At December 31, 2007, the plan had 157 beneficiaries and involved the delivery of up to a maximum of 2,219,850 shares of Santander. Effective delivery of the shares is scheduled for 2008, provided the related targets are met.

After a report from the Appointments and Remuneration Committee, and within the framework of approval by the Bank’s Board of Directors of a long-term incentive policy and of the plans making up such policy, the following resolutions were adopted at the General Shareholders’ Meeting held on June 21, 2008, in connection with the matters requiring a decision of the shareholders acting at the General Shareholders’ Meeting:
A) Third cycle of the Performance Shares Plan, second cycle (2009-2011) of the Shares Related to Mandatory Investment Plan and maximum limit of shares of the Selective Share Delivery Plan.
a) Third cycle of the Performance Shares Plan
The third share delivery cycle linked to the attainment of objectives is subject to the following rules:
(i) Beneficiaries: The executive directors and other members of the Senior Management, as well as such other managers of Santander (excluding Banesto) as the Board of Directors or the Executive Committee, acting under powers delegated to it by the Board of Directors, may determine the beneficiaries. The overall number of participants is expected to be approximately 6,000, although the Board of Directors, or the Executive Committee by delegation thereof, may decide to include (by promotion or addition to the Group) or exclude other participants, without changing the maximum overall number of shares to be delivered that are authorized at any time.
(ii) Objectives: The objectives, which will determine the number of shares to be delivered (the “Objectives”), are linked to two indicators:
(1) Total Shareholder Return (“TSR”); and
(2) Growth in Earnings per Share (“EPS”).
For these purposes, TSR means the difference (stated as a percentage ratio) between the value of an investment in common shares in each of the Reference Group (as defined below) institutions at the end of the period and the value of the same investment at the beginning of the period. For the purpose of the calculation of the value at the end of the period, dividends or similar items received by the shareholders for such investment during the respective period of time will be considered as if they had been invested in additional shares of the same type on the first date on which the dividend is due to the shareholders and at the average weighted listing price on such date. The listing prices set forth in paragraph (iii) below shall be used to determine such values at the beginning and at the end of the period.
For the same purposes, EPS growth means the percentage ratio between the earnings per common share as disclosed in the consolidated annual financial statements at the beginning and at the end of the comparison period, as determined in paragraph (iii) below.

At the end of the respective cycle, the TSR and EPS growth of Santander and of each of the entities of the group defined below (the “Reference Group”) will be calculated and will be ranked in descending order. Each of the two indicators (TSR and EPS growth) will separately be given a 50% weighting in the determination of the percentage of shares to be delivered, on the basis of the following scale and according to Santander’s relative position within the Reference Group:

Santander’s position in the	Percentage of shares	Santander’s position in	Percentage of shares
TSR ranking	earned over maximum	the EPS growth ranking	earned over maximum
1st to 6th	50%	1st to 6th	50%
7th	43%	7th	43%
8th	36%	8th	36%
9th	29%	9th	29%
10th	22%	10th	22%
11th	15%	11th	15%
12th onwards	0%	12th onwards	0%
The Reference Group will initially be composed of the following 21 entities:

Bank	Country
Banco Itaú	Brazil
Bank of America	United States
Barclays	United Kingdom
BBVA	Spain
BNP Paribas	France
Citigroup	United States
Crédit Agricole	France
Deutsche Bank	Germany
HBOS	United Kingdom
HSBC Holdings	United Kingdom
Intesa Sanpaolo	Italy
JP Morgan Chase & Co.	United States
Lloyds TSB Group	United Kingdom
Mitsubishi	Japan
Nordea Bank	Sweden
Royal Bank of Canada	Canada
Royal Bank of Scotland Group	United Kingdom
Société Générale	France
UBS	Switzerland
Unicredito Italiano	Italy
Wells Fargo & Co.	United States
If any of the entities of the Reference Group is acquired by another company, is delisted or disappears, it will be removed from the Reference Group. In such case, and in any other similar case, the comparison to the Reference Group will be made in such a way that, for each of the indicators considered (TSR and EPS growth), the maximum percentage of shares will be earned if Santander is included in the first quartile (including the 25th percentile) of the Reference Group; no shares will be earned if Santander is below the mean (50th percentile) of the Reference Group; 30% of the maximum number of shares will be earned in the mean (50th percentile) and, for intermediate positions between (but not including) the mean and the first quartile (not including the 25th percentile), the number of shares earned will be calculated by linear interpolation.

(iii) Term: This third cycle will be comprised of 2008, 2009 and 2010. Accordingly, for purposes of the objective related to TSR, the daily average weighted volume of the average weighted listing prices of the fifteen trading sessions immediately preceding (but not including) April 1, 2008 will be taken into account to calculate the value at the beginning of the period and that of the fifteen trading sessions immediately preceding (but not including) April 1, 2011 will be used to calculate the value at the end of the period. For purposes of the objective linked to EPS growth, taking into account the distorting effect that the extraordinary circumstances affecting the financial markets have had on the results of some of the entities within the Reference Group in 2007, the consolidated financial statements for the period ended December 31, 2006 and the consolidated financial statements for the period ended December 31, 2010 will be taken into account. To receive the shares, a beneficiary will be required to have been in active service with the Group, except in the event of death or disability, through June 30, 2011. Delivery of the shares, will be made no later than July 31, 2011, on the date determined by the Board of Directors, or by the Executive Committee by delegation thereof.
The shares will be delivered by the Bank or by another company of the Group.
(iv) Maximum number of shares to be delivered:
Subject to the Total Limit defined under “Other rules” below, the maximum number of shares to be delivered to each beneficiary will be the result of dividing a percentage of the beneficiary’s fixed annual compensation on the date of adoption of this resolution by 13.46 euros per share, which is the same amount provided for such purposes for the two cycles approved in 2007.
For the executive Directors, such percentage of their fixed annual compensation will be 71%, except for Ana P. Botín, for whom 70% of such percentage will be applied.
Accordingly, the number of shares to be delivered to each executive Director will not exceed the following:

Executive Directors	Third Cycle
Emilio Botín	68,848
Alfredo Sáenz	189,628
Matías R. Inciarte	87,590
Francisco Luzón	77,083
Ana P. Botín	46,855
Juan R. Inciarte	50,555
Without affecting the number of Banesto shares that might be earned by Ana P. Botín under the plans that may be approved at Banesto’s General Shareholders’ Meeting, the maximum number of shares referred to in the preceding table corresponding to Ana P. Botín must be submitted for approval at such Meeting.
b) Second cycle (2009-2011) of the Shares Related to Mandatory Investment Plan.
The second cycle of delivery of shares related to mandatory investment of variable compensation is subject to the following rules:
(i) Beneficiaries: The executive Directors and other members of the Senior Management of the Bank, as well as the other principal managers of Santander (excluding Banesto), as determined by the Board of Directors, or the Executive Committee by delegation (a total of approximately 36 beneficiaries). However, such new participants may be added to the Plan as a result of promotion, joining the Group or other reasons, in the opinion of the Board of Directors or of the Executive Committee by delegation, without modifying the other terms and conditions.

(ii) Operation: The beneficiaries will mandatorily use 10% of their 2008 gross variable annual compensation (or bonus) to purchase Bank shares in the market (the “Mandatory Investment”). The Mandatory Investment must be made not later than February 28, 2009. The Board of Directors, or the Executive Committee by delegation, may reduce this period.
Maintaining ownership of the shares acquired in the Mandatory Investment and continued employment of the participant at Santander for a period of three years from the date of the Mandatory Investment shall entitle the participant to receive from Santander or from another company of the Group, the same number of Santander shares as that initially purchased on a mandatory basis (i.e., at the rate of one share for each share acquired in the Mandatory Investment).
In the event that the sum of 10% of the annual variable compensation (bonus) for 2008 of plan beneficiaries, when invested in Santander shares, results in the Mandatory Investment of all beneficiaries exceeding the aggregate maximum number of shares set by the Board of Directors, or the Executive Committee by delegation, within the Total Limit, as defined below, the amount to be invested by each beneficiary shall be reduced proportionately so as not to exceed the Total Limit.
(iii) Term: This second cycle comprises 2009-2011. The delivery of shares by Santander will be made, if appropriate, between January 1 and April 1, 2012, on a specific date to be determined by the Board of Directors, or the Executive Committee by delegation, within one month of the third anniversary of the date on which the Mandatory Investment was made.
The Mandatory Investment of each executive Director will be the result of applying sub-paragraph (ii) above, with the following maximum limits:

Executive Directors	Maximum no. of shares
Emilio Botín	19,968
Alfredo Sáenz	47,692
Matías R. Inciarte	25,159
Francisco Luzón	27,675
Ana P. Botín	16,956
Juan R. Inciarte	14,738
The maximum number of shares for Ana P. Botín will also be submitted to the shareholders at the Banesto General Shareholders’ Meeting for approval.
c) Maximum limit of shares of the Selective Share Delivery Plan.
The delivery of Santander shares up to a maximum of 1,900,000 shares (representing 0.03% of the current share capital) can be used selectively as an instrument to retain or hire managers or employees of Santander or of other companies of the Group, with the exception of the executive directors. The Board of Directors, or the Executive Committee by delegation, will make all decisions regarding the use of the Selective Share Delivery Plan subject to the overall limit (see “Total Limit” below).
A minimum period of employment with the Group of 3 to 4 years will be required of each participant. At the end of the minimum period established in each case, the participant will be entitled to delivery of the shares.
The authorization granted may be used to make commitments to deliver shares for 12 months following the date on which such authorization is granted.
Other rules.
The aggregate maximum number of shares to be delivered will be 19,960,000, representing 0.32% of the share capital as of June 21, 2008 (the “Total Limit”).

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them and the corresponding adjustments will be made in order for the calculation of TSR and EPS growth to be correct.
Information from the stock exchange with the largest trading volume or, in case of doubt, from the stock exchange of the place where the registered office is located will be used to determine the listing price of each share.
If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms described above may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions to which the delivery is made. Such adaptations may include the substitution of delivery of equivalent amounts in cash for the delivery of shares.
The shares to be delivered may be owned by Santander or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties that have signed agreements to ensure that the commitments made will be met.
B) Savings plan for employees of Abbey and other companies of the Group in the United Kingdom.
The shareholders acting at the General Shareholders’ Meeting held on June 21, 2008 also approved a voluntary savings plan, by decision of Abbey, applicable to employees of Abbey, companies within the Abbey subgroup, companies belonging to Santander in which Abbey has an interest of at least 25% and employees of Santander Cards Limited as of April 21, 2008. The characteristics of this plan are as follows:
Between 5 and 250 pounds Sterling may be deducted each month from the employee’s net salary, as chosen by the employee, who may, at the end of a chosen period (3, 5 or 7 years) choose among collecting the amount contributed, without interest, or exercising options for shares of Banco Santander, S.A. in the amount saved, without interest, at a fixed price. In both cases, a participating employee will receive a tax-exempt bonus from the British Inland Revenue (currently 4%~5% annually), the amount of which may be applied by the employee to the exercise of the options that have been granted. In case of voluntary resignation, the employee will recover the amount contributed to that time, without interest, and will receive a slightly reduced bonus, but will forfeit the right to exercise the options.
The exercise price in pounds Sterling will be the result of reducing by up to 20% the average of the purchase and sale prices at the close of trading in London for the 3 trading days prior to the reference date. In the event that these listing prices are unavailable for any reason, this reduction will be applied to the average price, weighted by average traded volumes on the Spanish Continuous Market for the 15 trading days prior to the reference date. This amount shall be converted into pounds Sterling for each day of listing at the average exchange rate for that day as published in the Financial Times, London edition, on the following day. The reference day shall be set in the final approval by the British Inland Revenue (the “invitation date”) and shall occur between 21 and 41 days following the date of publication of the consolidated results of Banco Santander, S.A. for the first half of 2008.
The employees must decide upon their participation in the plan within the period between 42 and 63 days following the publication of the consolidated results of Banco Santander, S.A. for the first half of 2008.
The maximum monthly savings for all contracts signed by each employee (whether for the plan referred to in this resolution or other future plans) is 250 pounds Sterling.
The maximum number of shares of Banco Santander, S.A. to deliver in this plan that are approved for 2008 is 8,200,000, equal to 0.13% of the share capital as of this date.
The plan is subject to the approval of the British Inland Revenue.
For more information on the resolutions adopted by the Shareholders’ Meeting held on June 21, 2008, see our Form 6-K filed with the Securities and Exchange Commission on June 23, 2008.

C. Board practices
Date of expiration of the current term of office of the directors and the period during which the directors have served in that office:
The period during which the directors have served in their office is shown in the table under Section A of this Item 6.
The date of expiration of the current term of office is shown in the table below:

Name	Date of expiration (1)
Emilio Botín	1st half 2013
Fernando de Asúa	1st half 2011
Alfredo Sáenz	1st half 2011
Matías R. Inciarte	1st half 2010
Manuel Soto	1st half 2010
Assicurazioni Generali, S.p.A.	1st half 2012
Antonio Basagoiti	1st half 2012
Ana P. Botín	1st half 2011
Javier Botín	1st half 2010
Lord Burns	1st half 2011
Guillermo de la Dehesa	1st half 2010
Rodrigo Echenique	1st half 2011
Antonio Escámez	1st half 2012
Francisco Luzón	1st half 2012
Abel Matutes	1st half 2010
Juan R. Inciarte (2)	1st half 2013
Luis Ángel Rojo	1st half 2013
Luis Alberto Salazar-Simpson	1st half 2013
Isabel Tocino	1st half 2011

(1)	Pursuant to the provisions of our By-laws, one-fifth of the Board will be renewed every year, based on length of service and according to the date and order of their respective appointments.

(2)
The Board of Directors of the Bank, at its meeting of January 28, 2008, agreed to designate Juan R. Inciarte as Director of the Bank. This appointment has been ratified by the shareholders acting at the General Shareholders’ Meeting held on June 21, 2008. At the same meeting the shareholders resolved to re-elect Juan R. Inciarte for a period of 5 years.

The principal terms and conditions of the contracts subscribed by the Bank with its executive Directors are as follows:
(i) Exclusivity and non-competition
Executive Directors may not enter into other service contracts with other companies or institutions, unless prior authorization is obtained from the Board of Directors. In addition, the contracts contain non-compete provisions, prohibiting executive Directors from providing services to companies engaged in activities of a nature similar to that of the Bank or the consolidated Group.
(ii) Code of Conduct
Executive Directors are required to observe the provisions of Grupo Santander’s General Code of Conduct and the Code of Conduct in the Securities Market, specifically with respect to rules of confidentiality, professional ethics and conflict of interests.

(iii) Remuneration
The remuneration for undertaking their executive responsibilities is compatible with the joint participation in the year’s profits and attendance fees to which directors are entitled, as it is expressly stated by the By-laws and the Rules and Regulations of the Board of Directors.
a. Fixed remuneration
The amount of fixed remuneration should be in line with the markets. Under ordinary circumstances, fixed remuneration should represent no more than 50% of combined annual fixed and variable (or bonus) remuneration.
In 2005, 2006 and 2007, the respective percentages were, on average, 38.3%, 34.8% and 33.8%.
b. Annual variable remuneration (or bonus)
The bonus for executive directors is principally linked to achieving a target profit before tax (“PBT”), taking into account market references when the target amount is set. Variable remuneration for executive directors with general management duties within the Group is principally calculated using PBT objectives for the Group as a whole, while remuneration for executive directors with management duties more closely focused on a specific business division will be influenced to a greater extent by the PBT goals for that division. Based on these objectives, the total range of variable remuneration for executive directors is estimated at the beginning of the fiscal year.
c. Pension rights
Similarly, executive directors are entitled to receive a pension supplement upon retirement or early retirement, which may be contracted out by the Bank.
The Bank may request executive directors who reach 50 years of age and who have spent more than 10 years with the Bank and/or other Group companies to take early retirement. Executive directors may also take early retirement upon reaching 55 years of age and who have spent 10 years at the Bank and/or other Group companies. Any decision regarding retirement or early retirement shall, in all cases, be preceded by a 60-day notice period.
Pension rights are also recognized in case of disability and in favor of the spouse (widow) and children (orphans) in case of death of an executive director.
Generally, the amount of the pension supplement consists of the amount necessary to reach an annual gross amount equivalent to 100% of the fixed salary received by the director in question prior to ceasing work, plus 30% of the average of the last three variable remuneration amounts received. In certain cases, if early retirement occurs at the request of the director, the amount resulting after applying the above standard would be reduced by percentages ranging from 20% to 4% based on the age of the director at the time of early retirement.
On December 17, 2007 and March 24, 2008, the Board of Directors of the Bank resolved to authorize a change in the contracts of the executive directors and the other members of the Bank’s senior management -the “Senior Executives"- granting them the right, on the date of retirement -or pre-retirement, as appropriate- to opt to receive accrued pensions -or amounts similar thereto- in the form of income or capital -i.e. in one single payment- in full but not in part. In order to maintain the financial neutrality for the Group, the amount to be received in the form of capital by the commitment beneficiary at the date of the retirement must be the aliquot part of the market value of the assets assigned to cover the mathematical provisions to cater of the policy instrumenting these commitments to Senior Executives. The Senior Executives who are still in service on reaching the age of retirement —or who at the date of the contract entered into have passed the age of retirement- must state whether they wish to opt for this form of benefit. Should the Senior Executive subsequently die whilst still in service and prior to retirement, the capital of the pension will correspond to his/her heirs.
The receipt of pension complements will be incompatible with the rendering of services to institutions which are competitors of the Bank or its Group, unless express authorization is given by the Bank.

d. Remuneration linked to the Company’s shares
Lastly, there are also remuneration plans involving the grant of shares, stock options or amounts linked to the performance of the trading price of Santander shares.
Pursuant to law and the Bylaws, the shareholders acting at a General Meeting are empowered to grant remuneration linked to the Bank’s shares, subject to a proposal submitted by the Board of Directors and prior report from the Appointments and Remuneration Committee. Article 28.3 of the Rules and Regulations of the Board provides that only executive Directors may be beneficiaries of remuneration plans involving the grant of shares or rights thereto.
(iv) Termination
The contracts are of indefinite duration. The termination of the relationship because of an executive director’s non-fulfillment of obligations or voluntarily stepping down will not give rise to the right to any economic compensation. If termination occurs for reasons attributable to the Bank or for objective circumstances, such as those which affect the functional and organic statute of the executive director, the director will have, at the termination of the relationship with the Bank, the right to:
1.	In the case of Emilio Botín, to acquire the status of retiree and to accrue a pension supplement. At December 31, 2007, the annual pension supplement would amount to €1,706,000 (2006: €1,529,000).

2.
In the cases of Matías R. Inciarte and Francisco Luzón, to acquire the status of early retirees and to accrue pension supplements. At December 31, 2007, the annual pension supplements would amount to €2,146,000 for Matías R. Inciarte and €2,293,000 for Francisco Luzón (2006: €1,916,000 and €1,972,000, respectively; 2005: €1,801,000 and €1,938,000, respectively).

3.
In the case of Ana P. Botín, to receive a termination benefit amounting to up to five years’ annual fixed salary payments, as established in the related contract, based on the date on which the contract is terminated. At December 31, 2007, this benefit would amount to €3,399,000 (2006: €4,120,000; 2005: €4,000,000). Receipt of this termination benefit would preclude Ms. Botín from receiving a pension supplement.

4.
In the case of Alfredo Sáenz, to acquire the status of retiree or, alternatively, to receive a termination benefit equal to 40% of his annual fixed salary multiplied by the number of years of service at the Bank, up to a maximum of ten times his annual fixed salary. At December 31, 2007, the amount relating to the first option would be €4,257,000 per year and that relating to the second option would be €31.3 million. The two alternatives are mutually exclusive and, therefore, if Alfredo Sáenz opted to receive the termination benefit, he would not receive any pension supplement (2006: €3,657,000 per year and €27.2 million, respectively; 2005: €3,421,000 per year and €26.4 million, respectively).

5.
In the case of. Juan R. Inciarte, to acquire the status of special early retiree, early retiree or retiree and to accrue a pension supplement. At December 31, 2007 the annual pension supplement would amount to €930,000.

(v) Insurance
The Bank provides to its executive directors life insurance, included in the column “Other Insurance” in the table of page 129 above, accident insurance, whose coverage varies in each cases on the basis of the policy set by the Bank for its senior executives, and a reimbursement healthcare insurance.
(vi) Confidentiality and return of documents
There is a rigorous duty of confidentiality during the employment relationship and also after it ends. Upon such ending, all documents and objects related to Bank activity and in the hands of an executive Director must be returned to the Bank.

(vii) Other conditions

			By decision of
	Date of current contract	By decision of the	the Director
Advance notice period	(month/day/year)	Bank (months)	(months)
Emilio Botín	01/02/2007	(*)	(*)
Alfredo Sáenz	12/09/1997 and 02/13/2002	4	4
Matías R. Inciarte	10/07/2002	4	4
Ana P. Botín	02/13/2002	4	4
Francisco Luzón	01/12/2004	6	4
Juan R. Inciarte	11/14/2002	4	4

(*)	It is not contractually established.
Compliance with NYSE Listing Standards on Corporate Governance
The following is a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the New York Stock Exchange (“NYSE”) listing standards.
Independence of the Directors on the Board of Directors
Under the NYSE corporate governance rules, a majority of the Board of Directors must be composed of independent directors, the independence of whom is determined in accordance with highly detailed rules promulgated by the NYSE. Spanish law does not contain any such requirements although there is a non-binding recommendation for listed companies in Spain that the number of independent directors be at least one third of the total size of the Board. Article 42.1 of the newly approved By-laws establishes that the shareholders at the general shareholders’ meeting must ensure that independent directors represent at least one-third of the total number of directors. Article 5.1 of the Rules and Regulations of the Board of Directors establishes likewise that the Board shall endeavor that the number of independent directors represent at least one-third of all directors. The Board of Directors of Santander has nine independent directors (out of nineteen directors total), as defined in Article 5.4 of the Rules and Regulations of the Board of Directors. We have not determined whether or not the directors on the Santander Board would be considered independent under the NYSE rules except in the case of the members of our Audit and Compliance Committee where we have determined that all of them meet the NYSE independence criteria for foreign private issuers. Article 5.4 of the Rules and Regulations of the Board of Directors defines the concept of an independent director as follows:
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
The above independence criteria are the same as those set forth by the Unified Code of Good Governance, which is a non-binding code approved by the Spanish CNMV in 2006.
Independence of the Directors on the Audit and Compliance Committee
Under the NYSE corporate governance rules, all members of the audit committee must be independent. Independence is determined in accordance with highly detailed rules promulgated by the NYSE. Such independence criteria are met by all members of our Audit and Compliance Committee.
The Audit and Compliance Committee of the Board of Directors of Santander is composed of five directors. All members are non-executive independent directors and its Chairman is independent in accordance with the standards set forth in the previously mentioned Article 5.4 of the Rules and Regulations of the Board of Directors. These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. Under Spanish law, a majority of the members and the chairman of the audit committee must be non-executive. The composition of the Audit and Compliance Committee is described under “—Audit and Compliance Committee and Appointments and Remuneration Committee”.
Independence of the Directors on the Appointments and Remuneration Committee
In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nominations committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Spanish law, these committees are not required, though there is a non-binding recommendation for listed companies in Spain to have these committees and for them to be composed of non-executive directors and chaired by a non-executive independent director. Santander satisfies this non-binding recommendation. The composition of the Appointments and Remuneration Committee is described under "—Audit and Compliance Committee and Appointments and Remuneration Committee”.
During the fiscal year 2007, none of the members of the Appointments and Remuneration Committee was an executive Director, member of Senior Management or a Bank employee, and no executive Director or member of Senior Management has held a position on the board (or its remuneration committee) of companies that employ members of the Appointments and Remuneration Committee.

Separate Meetings for Non-Management Directors
In accordance with the NYSE corporate governance rules, non-management directors must meet periodically outside of the presence of management. Under Spanish law, this practice is not required and as such, the non-management directors on the Board of Directors of Santander do not meet outside of the presence of the directors who also serve in a management capacity.
Code of Ethics
Under the NYSE corporate governance rules, all U.S. companies listed on the NYSE must adopt a Code of Business Conduct and Ethics which contains certain required topics. In March 2000, Santander adopted a “General Code of Conduct”, which applies to all members of the boards of the companies of the Group, to all employees subject to the Code of Conduct in the Securities Market, including the Bank’s Chairman, Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, and to all those employees designated by the Human Resources Division that have been specifically informed of their subjection to this General Code of Conduct. On July 28, 2003, the Board approved amendments to the General Code of Conduct to conform it to the requirements of Law 44/2002 (November 2, 2002) on reform measures of the financial system. The new Code came into force on August 1, 2003 and replaced the previous one. The General Code of Conduct establishes the principles that guide the actions of officers and directors including ethical conduct, professional standards and confidentiality.
The obligations of directors and the regulations concerning their conflict of interests are governed by the Rules and Regulations of the Board.
As of December 31, 2007, no waivers with respect to the General Code of Conduct had been applied for or granted.
In addition, the Group abides by a Code of Conduct in the Securities Market, which was also updated on July 28, 2003. This code establishes standards and obligations in relation to securities trading, conflicts of interest and the treatment of price sensitive information.
Both Codes are available to the public on our website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate Governance—Internal Code of Conduct”.
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
The Audit and Compliance Committee:
The Audit and Compliance Committee was created to provide support and specialization for the tasks of controlling and reviewing the accounts and compliance. Its mission, which has been defined and approved by the Board, is established in the By-laws and in the Rules and Regulations of the Board. Only non-executive Directors can be members of this Committee with independent directors (as defined in the Rules and Regulations of the Board) having a majority representation. Its Chairman must always be an independent Director (as defined in the Rules and Regulations of the Board) and someone who has the necessary knowledge and experience in matters of accounting, auditing or risk management. Currently, the Chairman of the Audit and Compliance Committee is Luis Ángel Rojo.
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
b) Propose the appointment of the Auditor, as well as the conditions in which such Auditor will be hired, the scope of its professional duties and, if applicable, the revocation or non-renewal of its appointment. The Committee shall favor the Group’s Auditor also assuming responsibility for auditing the companies which comprise the Group.
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
i) Ensure the independence of the Auditor, by taking notice of those circumstances or issues that might risk such independence and any others related to the development of the auditing procedure, as well as receive information and maintain such communication with the Auditor as is provided for in legislation regarding the auditing of financial statements and in technical auditing regulations. And, specifically, verify the percentage represented by the fees paid for any and all reasons of the total income of the audit firm, and the length of service of the partner who leads the audit team in the provision of such services to the Company. The annual Report shall set forth the fees paid to the audit firm, including information relating to fees paid for professional services other than audit work. Furthermore, the Committee shall ensure that the Company publicly communicates a change of Auditor and accompanies such communication with a declaration regarding the possible existence of disagreements with the outgoing Auditor and, if any, regarding the content thereof and, in the event of the resignation of the Auditor, the Committee shall examine the circumstances causing it.

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
(ii) receive on a confidential and anonymous basis communications from Group employees who express their concern on possible questionable practices in the areas of accounting or auditing.
n) Report on any proposed amendments to the Rules and Regulations of the Board of Directors prior to the approval thereof by the Board of Directors.
o) Evaluate, at least one a year, its operation and the quality of its work.
p) And the others specifically provided for in the Rules and Regulations of the Board of Directors.
The Audit and Compliance Committee has issued a report which was distributed together with the Group’s 2007 annual report and which comprised a detailed account of the following points:
•	The Committee’s regulation, duties, composition and attendance at its meetings in 2007 and operation.

•	Activity in 2007, grouped on the basis of the Committee’s various functions:
• Financial information
• The Auditor
• The Group’s internal control systems
• Internal Audit
• Compliance
• Corporate Governance
• Provision of information to the Board and to the Shareholders at the General Shareholders’ Meeting and evaluation of the effectiveness of and compliance with the Company’s governance rules and procedures
•	Conclusion

The Group’s 2007 Audit and Compliance Committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for Shareholders and Investors—Corporate Governance—Committees Report”.
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
h) Periodically review the compensation programs, assessing the appropriateness and yield thereof and endeavoring to ensure that the compensation of directors shall conform to standards of moderation and correspond to the earnings of the Company.
i) Ensure the transparency of such compensation and the inclusion in the Annual Report and in the annual corporate governance report of information regarding the compensation of directors and, for such purposes, submit to the Board any and all information that may be appropriate.
j) Ensure compliance by the directors with the duties prescribed in Article 30 of the Rules and Regulations of the Board, prepare the reports provided for therein and receive information, and, if applicable, prepare a report on the measures to be adopted with respect to the directors in the event of non-compliance with the above mentioned duties or with the Code of Conduct of the Group in the Securities Markets.
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
The Appointments and Remuneration Committee issued a report which was distributed together with the Group’s 2007 annual report and which comprised a detailed account of the following points:
•	The Committee’s regulation, duties, composition and attendance at its meetings in 2007 and operation.

•	Report on the remuneration policy for directors.

•	Report on the activities of the Appointment and Remuneration Committee.
•	Changes in the composition of the Board and its Committees.

•	Annual verification of the status of the directors.

•	Participation in the Board’s self-assessment process.

•	Adjustment to the Unified Code. Amendments to internal rules and regulations.

•	Appointment and remuneration of the members of Senior Management who are not directors.

•	New benefit policy for Bank’s Executives.

•	Training.

•	Civil liability insurance.

•	Related-party transactions.

•	Institutional documentation.

•	Self-assessment.
•	Conclusion.
The Group’s 2007 Appointments and Remuneration Committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for Shareholders and Investors—Corporate Governance—Committees Report”.
The following are the members of the Appointments and Remuneration Committee:

Name	Position

Fernando de Asúa	Chairman
Manuel Soto	Member
Guillermo de la Dehesa	Member
Rodrigo Echenique	Member
Luis Ángel Rojo	Member
Ignacio Benjumea also acts as Secretary to the Appointments and Remuneration Committee but is classified as a non-member.
Finally, one of the most important amendments made by the newly approved By-laws is the inclusion of the Article 54 regarding the functioning and responsibilities of the already existing Appointments Remuneration Committee, which was formerly regulated only by Article 16 of the Rules and Regulations of the Board of Directors.
The new By-laws are included in Exhibit 1.2.
D. Employees
At December 31, 2007, we had 131,819 employees (as compared to 129,749 employees in 2006 and 129,196 in 2005) of which 36,558 were employed in Spain (as compared to 35,781 in 2006 and 34,813 in 2005) and 95,261 were employed outside Spain (as compared to 93,968 in 2006 and 94,383 in 2005), of which 17,043 in the United Kingdom (as compared to 16,942 in 2006 and 21,080 in 2005). The terms and conditions of employment in the private sector banks in Spain are negotiated on an industry-wide basis with the trade unions. This process has historically produced collective agreements binding upon all the private banks and their employees. A new agreement was signed on June 21, 2007 which will expire on December 31, 2010.

The table below shows our employees by geographic area:

	Number of employees
	2007	2006 (*)	2005 (*)
SPAIN	36,558	35,781	34,813

LATIN AMERICA	64,899	65,967	62,161
Argentina	6,621	6,566	5,975
Bolivia	—	—	328
Brazil	21,876	21,599	20,489
Chile	13,025	12,533	11,408
Colombia	1,312	1,893	1,730
Mexico	14,053	15,820	14,562
Peru	43	29	1,492
Puerto Rico	2,227	2,249	1,611
Uruguay	302	304	251
Venezuela	5,439	4,974	4,315

EUROPE	28,060	27,171	31,474
Czech Republic	195	179	192
Germany	1,846	1,845	1,875
Belgium	12	11	27
Finland	29	—	—
France	32	18	17
Greece	20	—	—
Hungary	90	77	76
Ireland	4	5	5
Italy	798	780	720
Norway	330	285	269
Poland	638	588	646
Portugal	6,759	6,190	6,317
Slovakia	10	—	—
Switzerland	203	194	188
The Netherlands	51	57	62
United Kingdom	17,043	16,942	21,080

USA	1,978	734	649

ASIA	17	11	11
Hong Kong	13	7	7
Japan	4	4	4

OTHERS	307	85	88
Bahamas	56	57	65
Others	251	28	23

Total	131,819	129,749	129,196

(*)
Figures for 2006 and 2005 differ from those presented in our Annual Report. In the Annual Report, for comparison purposes, we do not include employees working for the companies that were discontinued during 2007 and 2006, such as our Latin American pension management companies or Abbey’s life insurance business. In this Annual Report on Form 20-F we include the total number of employees at those dates.

In those cases where an employee is working from one country but is technically employed by a Group company located in a different country, we designate that employee as working from his/her country of residence.

The table below shows our employees by type of business:

	Number of employees
	2007	2006	2005
Retail Banking	126,119	119,346	117,655
Asset Management and Insurance	1,585	7,132	7,902
Global Wholesale Banking	2,589	1,774	2,177
Financial Management and Equity Stakes	1,526	1,498	1,462

Total	131,819	129,749	129,196

As of December 31, 2007, we had 1,754 temporary employees (as compared to 3,159 as of December 31, 2006 and 3,795 as of December 31, 2005). In 2007, the average number of temporary employees working for the Group was 2,690 employees.
E. Share ownership
As of June 25, 2008, the direct, indirect and represented holdings of our current Directors were as follows:

	Direct	Indirect stake		% of
Directors	Stake	and represented	Total shares	Capital stock
Emilio Botín (1)	2,196,518	134,992,890	137,189,408	2.500%
Fernando de Asúa	26,806	44,500	71,306	0.001%
Alfredo Sáenz	402,487	1,243,532	1,646,019	0.026%
Matías R. Inciarte (3)	643,713	126,744	770,457	0.012%
Manuel Soto	45,000	235,000	280,000	0.004%
Assicurazioni Generali S.p.A	9,805,471	62,828,343	72,633,814	1.161%
Antonio Basagoiti	640,000	—	640,000	0.010%
Ana P. Botín (1)	4,991,033	4,024,306	9,015,339	0.000%
Javier Botín (1) (2)	4,793,481	5,350,000	10,143,481	0.000%
Lord Burns (Terence)	100	27,001	27,101	0.000%
Guillermo de la Dehesa	100	—	100	0.000%
Rodrigo Echenique	651,598	7,344	658,942	0.011%
Antonio Escámez	559,508	—	559,508	0.009%
Francisco Luzón	144,685	1,298,544	1,443,229	0.023%
Abel Matutes	99,809	2,080,150	2,179,959	0.035%
Juan R. Inciarte	1,011,357	—	1,011,357	0.016%
Luis Ángel Rojo	1	—	1	0.000%
Luis Alberto Salazar-Simpson	131,312	4,464	135,776	0.002%
Isabel Tocino	6,495	—	6,495	0.000%

	26,149,474	212,262,818	238,412,292	3.812%

(1)
Emilio Botín has attributed the right of vote in a General Shareholders’ Meeting of 90,715,628 shares (1.45% of the capital stock) held by the Marcelino Botín Foundation, of 8,096,742 shares held by Jaime Botín, of 96,047 shares held by Paloma O’Shea, of 9,041,480 shares held by Emilio Botín O., of 9,001,559 shares held by Ana P. Botín and of 11,093,481 shares held by Javier Botín. This table shows the direct and indirect shareholding of the two latter who are Directors, but in the column showing the percentage of the capital these shareholdings are calculated together with those that belong or are also represented by Emilio Botín.

(2)
Javier Botín is a proprietary Director as he represents in the Board of Directors a 2.506% of the Bank’s capital stock which corresponds to the holdings of the Marcelino Botín Foundation, Emilio Botín, Ana P. Botín, Emilio Botín O., Jaime Botín, Paloma O’Shea and his own.

(3)	Matías R. Inciarte has the right to vote 61,444 shares owned by two of his children.
The options granted to the Bank’s Directors, managers and employees are described in the table under “—B. Compensation” above.
Santander’s capital is comprised of only one class of shares, all of which are ordinary and have the same rights.

As of June 23, 2008 our current Executive Officers (not directors) referred to above under Section A of this Item 6 as a group beneficially owned, directly or indirectly, 3,875,987 ordinary shares, or 0.06% of our issued and outstanding share capital as of that date. Together with the options granted, no individual executive officer beneficially owns, directly or indirectly, one percent or more of the outstanding share capital as of that date.
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders
As of December 31, 2007, to our knowledge no person beneficially owned, directly or indirectly, 5% or more of our shares.
At December 31, 2007 a total of 898,777,790 shares, or 14.37% of our share capital, were held by 796 registered holders with registered addresses in the United States and Puerto Rico, including JPMorgan Chase, as depositary of our American Depositary Share Program. These shares were held by 2,206 record holders. Since certain of such shares and ADSs are held by nominees, the foregoing figures are not representative of the number of beneficial holders. Our Directors and Executive Officers did not own any ADSs as of December 31, 2007.
To our knowledge, we are not controlled directly or indirectly, by any other corporation, government or any other natural or legal person. We do not know of any arrangements which would result in a change in our control.
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
The agreement comprises a total of 44,396,513 shares of the Bank (0.710% of its share capital). In addition, and in accordance with the first clause of the shareholders’ agreement, the agreement will be extended only in terms of the exercising of voting rights to other shares of the Bank that are subsequently held, directly or indirectly, by the signatories or those over which they have voting rights. As a result, as of December 31, 2007, another 19,875,320 shares (0.318% of the Bank’s share capital) are also included in the syndicate of shareholders.
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

B. Related party transactions
Loans made to members of our Board of Directors and to our Executive Officers
Our direct risk exposure to the Bank’s Directors as of December 31, 2007, equaled €1.2 million (€1.5 million as of December 31, 2006) of loans and credits to such Directors and €0.01 million (€0.1 as of December 31, 2006) of guarantees provided to them.
The detail by Director as of December 31, 2007, is as follows:

	In thousands of euros
	Loans and
	Credits	Guarantees	Total
Alfredo Sáenz	6	—	6
Matías R. Inciarte	18	10	28
Manuel Soto	4	—	4
Antonio Basagoiti	94	1	95
Rodrigo Echenique	7	—	7
Antonio Escámez	309	—	309
Francisco Luzón	722	—	722

	1,160	11	1,171

Additionally, the total amount of loans and credits made by us to our Executive Officers who are not directors, as of December 31, 2007, amounted to €14 million (see Note 55 to our consolidated financial statements).
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
•	in the ordinary course of business;
•	on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons; and
•	did not involve more than the normal risk of collectibility or other unfavorable features.
As of December 31, 2007 our loans and credits to associated and jointly controlled entities, amounted to €262 million. Those loans and credits represented 0.05% of our total net loans and credits and 0.5% of our total stockholders’ equity as of December 31, 2007.
For more information, see Notes 3 and 55 to our consolidated financial statements.
C. Interests of experts and counsel
Not Applicable.

Item 8. Financial Information
A. Consolidated statements and other financial information
Financial Statements
See Item 18 for our consolidated financial statements.
(a) Index to consolidated financial statements of Santander
Legal Proceedings
i. Tax disputes
As of the date hereof, the main tax disputes concerning the Group are as follows:
• The “Mandado de Segurança” filed by Banco Santander Banespa, S.A. claiming its right to pay the Brazilian social contribution tax on net income at a rate of 8%. On January 14, 2008, an unfavorable judgment was handed down against Banespa by the Federal Regional Court, against which the directors of Banco Santander S.A. (Brazil) filed, on June 9, 2008, an appeal at a higher court.
• The “Mandado de Segurança” filed by Banco Santander Banespa, S.A. claiming its right to consider the social contribution tax on net income as deductible in the calculation of Brazilian corporation tax. This action was declared unwarranted and an appeal was filed at the Federal Regional Court, requesting to have the claimability of the tax credit stayed and obtaining permission to deposit with the courts the disputed amounts. On October 1, 2007, an unfavorable judgment was handed down by the Federal Regional Court, which was appealed by Banco Santander S.A. (Brazil) through the presentation of “Embargos de Declaraçao” on October 8, 2007.On March 6, 2008, the Federal Regional Court dismissed the “Embargos de Declaraçao”, and rejected an appeal filed subsequently. The directors of Banco Santander S.A. (Brazil) intend to file an appeal at a higher court.
• The “Mandado de Segurança” filed by Banco Santander, S.A. and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. The “Mandado de Segurança” was declared unwarranted and an appeal was filed at the Federal Regional Court. On 13 September 2007, this Court handed down a favorable judgment. Unión Federal has filed an appeal against this judgment at a higher court.
• A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. The legal advisers of Abbey National Treasury Services plc considered that the grounds to contest this claim were well-founded, proof of which is that a favorable judgment was handed down at first instance in September 2006, although the judgment was appealed against by the tax authorities in January 2007. However, in December 2006 an unfavorable judgment for another taxpayer was handed down on another proceeding which might affect this case.
ii. Legal litigation
As of the date hereof, the principal legal litigation proceeding concerning the Group is as follows:
• In 1997 Casa de Bolsa Santander, S.A. de C.V. Grupo Financiero Santander (“Casa de Bolsa”) was sued for an alleged breach of various stock brokerage contracts. On July 6, 1999, Civil Court number thirty-one of the Federal District handed down a judgment ordering Casa de Bolsa to return to the plaintiff 2,401,588 shares of México 1 and 11,219,730 shares of México 4 at their market value and to pay MXP 15 million, plus interest calculated at the average percentage borrowing cost (C.P.P.) multiplied by four.

After numerous appeals were filed concerning the method used for calculating this interest, a final judgment was handed down ruling that the interest should not be capitalized.
Following this judgment, the amount owed was paid in full and there are currently no claims outstanding in this connection.
• Misselling: claims associated with the sale by Abbey of certain financial products to its customers.
The provisions recorded by Abbey in this respect were calculated on the basis of the best estimate of the number of claims that will be received, of the percentage of claims that will be upheld and of the related amounts.
• LANETRO, S.A.: claim (ordinary lawsuit no. 558/2002) filed by LANETRO, S.A. against Banco Santander, S.A. at Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to EUR 30.05 million of a capital increase of the plaintiff.
On December 16, 2003, a judgment was handed down dismissing the plaintiff’s request. The subsequent appeal filed by LANETRO was upheld by a decision of the Madrid Provincial Appellate Court on October 27, 2006.
The Bank has filed extraordinary appeals on grounds of procedural infringements and an extraordinary cassation appeal against this decision.
• Galesa de Promociones, S.A.: small claims proceeding at Elche Court of First Instance no. 4 (case no. 419/1994), in connection with the claim filed by Galesa de Promociones, S.A. (Galesa) requesting the Court to annul a previous legal foreclosure proceeding brought by the Bank against the plaintiff in 1992, which culminated in the foreclosure of certain properties that were subsequently sold by auction.
The judgments handed down at first and second instance were in the Bank’s favor. The cassation appeal filed by Galesa at the Supreme Court was upheld by virtue of a decision on 24 November 2004 which ordered the reversal of the legal foreclosure proceeding to before the date on which the auctions were held. On June 8, 2006, Galesa filed a claim for the enforcement of the decision handed down by the Supreme Court, requesting that the Bank be ordered to pay EUR 56 million, the estimated value of the properties, plus a further EUR 33 million for loss of profit. The Bank challenged this claim on the grounds that the Supreme Court decision could not be enforced -since no order had been pronounced against the Bank, but rather a proceeding had merely been annulled- and it also argued that the damages requested would have to be ruled upon by an express court decision, which had not been pronounced.
The Elche Court of First Instance, by virtue of an order dated September 18, 2006, found in favor of the Bank, and referred the plaintiff to the appropriate ordinary proceeding for the valuation of the aforementioned damages.
Galesa filed an appeal for reconsideration, which was dismissed by a resolution on November 11, 2006. Galesa filed an appeal against this resolution at the Alicante Provincial Appellate Court. This appeal was in turn contested by the Bank and a favorable judgment was handed down.
• Declaratory large claims action brought at Madrid Court of First Instance no. 19 (case no. 87/2001) in connection with a claim filed by Inversión Hogar, S.A. against the Bank. This claim sought the termination of a settlement agreement entered into between the Bank and the plaintiff on December 11, 1992.
On May 19, 2006, a judgment was handed down at first instance, whereby the agreement was declared to be terminated and the Bank was ordered to pay EUR 1.8 million, plus the related legal interest since February 1997, to return a property that was given in payment under the aforementioned agreement, to pay an additional EUR 72.9 million relating to the replacement value of the assets foreclosed, and subsequently sold, by the Bank, and to pay all the related court costs. The Bank and Inversión Hogar, S.A. filed appeals against the judgment.
On July 30, 2007, the Madrid Provincial Appellate Court handed down a decision upholding in full the appeal filed by the Bank, revoking the ruling issued at first instance and dismissing the appeal filed by Inversión Hogar, S.A. Inversión Hogar, S.A. has announced that, on completion of the clarification procedure, it has filed a cassation appeal and an extraordinary appeal on grounds of procedural infringements against the aforementioned decision at the Civil Chamber of the Supreme Court.

• Complaint in an ordinary proceeding filed by Inés Arias Domínguez and a 17 other persons against Santander Investment, S.A. at Madrid Court of First Instance no. 13 (case no. 928/2007), seeking damages of approximately EUR 43 million, plus interest and costs. The plaintiffs, who are former shareholders of Yesocentro S.A. (Yesos y Prefabricados del Centro, S.A.) allege that Santander Investment, S.A. breached the advisory services agreement entered into on October 19, 1989 between the former Banco Santander de Negocios, S.A. and the plaintiffs, the purpose of which was the sale of shares owned by the plaintiffs to another company called Invercámara, S.A.
This complaint was duly contested by Santander Investment, S.A. on November 5, 2007. The hearing to be held prior to the court proceeding will not take place until it is decided upon an appeal filed by the Bank.
• On February 6, 2008, Banco Santander, S.A. filed with the Spanish Arbitral Court (Secretaria de la Corte Española de Arbitraje) a request for arbirtal proceedings seeking a payment of €66,418,077.27 from GAESCO BOLSA, SOCIEDAD DE VALORES, S.A. (“GAESCO”), a Spanish brokerage firm. GAESCO owes such amount to Banco Santander, S.A. as a result of the early termination of a framework agreement for financial transactions entered by GAESCO and the Bank and of the financial transactions undertaken under such agreement. The arbitral ruling is pending.
See the discussion of certain litigation in Note 1.d.i and ii to our consolidated financial statements.
Other Litigation
In addition to the matters described above, the Bank and its subsidiaries are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of our business, including in connection with the Group’s lending activities, relationships with the Group’s employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in early stages of discovery, the Bank cannot state with confidence what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. The Bank believes that it has made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings and believes that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on the Group’s business, financial condition, or results of operations. However, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by the Bank; as a result, the outcome of a particular matter may be material to the Bank’s operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and the level of the Bank’s income for that period.
Dividend Policy
We have normally paid an annual dividend in quarterly installments. The table below sets forth the historical per share and per ADS (each of which represents the right to receive one of our shares) amounts of interim and total dividends in respect of each fiscal year indicated.

	Euro per Share Interim					Dollars per ADS Interim
	First	Second	Third	Fourth	Total	First	Second	Third	Fourth	Total
2002	0.0775	0.07513	0.07513	0.06073	0.2885	0.0754	0.0612	0.0804	0.0680	0.2850
2003	0.0775	0.0775	0.0775	0.0704	0.3029	0.08602	0.0899	0.0842	0.08801	0.36235
2004	0.0830	0.0830	0.0830	0.0842	0.3332	0.08484	0.08971	0.09175	0.09191	0.35821
2005	0.09296	0.09296	0.09296	0.13762	0.4165	0.09591	0.09466	0.09523	0.147016	0.432816
2006	0.106904	0.106904	0.106904	0.199913	0.5206	0.11582	0.11593	0.11400	0.222418	0.568168
2007	0.122940	0.122940	0.122940	0.281961	0.650781	0.137526	0.145308	0.149199	0.355829	0.787862
On August 1, 2008, we will pay the first dividend on account of the earnings for the 2008 financial year for a gross amount of €0.135234 per share.
For a discussion of regulatory and legal restrictions on our payments of dividends, see “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Restrictions on Dividends”.
For a discussion of Spanish taxation of dividends, see “Item 10. Additional Information—E. Taxation—Spanish tax considerations—Taxation of dividends”.

The dividends paid on the guaranteed non-cumulative preference stock of certain of our subsidiaries are limited by our Distributable Profits in the fiscal year preceding a dividend payment. “Distributable Profits” with respect to any year means our reported net profits after tax and extraordinary items for such year as derived from the parent Bank’s non-consolidated audited profit and loss account prepared in accordance with Bank of Spain requirements and guidelines in effect at the time of such preparation. Such requirements and guidelines may be expected to reflect the Bank of Spain regulatory policies applicable to us, including without limitation those relating to the maintenance of minimum levels of capital. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Capital Adequacy Requirements” and “—Restrictions on Dividends”. According to our interpretation of the relevant Bank of Spain requirements and guidelines, Distributable Profits during the preceding five years were:

Year Ended December 31,
Previous Spanish GAAP		EU-IFRS (*)
2003	2004 (**)	2004	2005	2006	2007
(in thousands of euros)

1,445,033	1,837,424	1,935,992	2,605,009	3,256,190	4,070,247

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

(**)	Statutory Distributable Profits
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
B. Significant Changes
For significant changes that have occurred since December 31, 2007, see our Form 6-K relating to our first quarter 2008 results filed with the Securities and Exchange Commission on April 30, 2008.
Item 9. The Offer and Listing.
A. Offer and listing details
Market Price and Volume Information
Santander’s Shares
During 2007, our shares were the shares with the highest trading volume on the Spanish stock exchanges. At December 31, 2007, our shares represented 17.53% of the IBEX 35 Stock Exchange Index, the second highest percentage among all Spanish issuers represented in this index. Our market capitalization of €92,501 million at 2007 year-end was the second largest of any Spanish company, according to information published by the Sociedad de Bolsas, S.A. (“Sociedad de Bolsas”).
At December 31, 2007, we had 2,278,321 registered holders of our shares and, as of such date, a total of 898,777,790 of our shares or 14.37% were held by 796 registered holders with registered addresses in the United States and Puerto Rico, including JP Morgan Chase, as depositary of our American Depositary Share program.
Our shares are traded on Spain’s automated “continuous market”, the national, centralized market which integrates by computer quotations originating in the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao) (the “Automated Quotation Systems”). Our shares are also listed on the New York (in the form of American Depositary Shares), London, Milan, Lisbon, Buenos Aires and Mexico Stock Exchanges. In 2001, we delisted our shares from the Tokyo Stock Exchange and in 2003 we delisted our shares from the London, Paris, Frankfurt and Swiss Exchanges. At December 31, 2007, 62.4% of our shares were held of record by non-residents of Spain.

The table below sets forth the high, low and last daily sales prices in euros for our shares on the continuous market for the periods indicated.

	Euros per Share
	High	Low	Last
2003 Annual	9.44	5.01	9.39

2004 Annual	9.77	7.70	9.13

2005 Annual	11.18	8.92	11.15

2006 Annual	14.37	10.54	14.14
First Quarter	12.40	11.00	12.05
Second Quarter	12.29	10.54	11.42
Third Quarter	12.49	11.00	12.47
Fourth Quarter	14.37	12.38	14.14

2007 Annual	15.00	12.56	14.79
First Quarter	14.65	12.83	13.36
Second Quarter	14.50	13.06	13.69
Third Quarter	14.34	12.56	13.63
Fourth Quarter	15.00	13.64	14.79

Last six months
2007
December	15.00	14.35	14.79
2008
January	14.59	11.27	11.83
February	12.32	11.35	11.93
March	12.76	11.17	12.62
April	13.85	12.73	13.85
May	14.22	13.08	13.39
June (through June 19, 2008)	13.08	12.02	12.02
On June 19, 2008, the reported last sale price of our shares on the continuous market was €12.02.
American Depositary Shares (ADSs)
Our ADSs have been listed and traded on the New York Stock Exchange since July 30, 1987. Each ADS represents one of our shares and is evidenced by an American Depositary Receipt, or ADR. The deposit agreement, pursuant to which ADRs have been issued, is among us, JP Morgan Chase, as depositary, and the holders from time to time of ADRs. At December 31, 2007, a total of 155,335,794 of our ADSs were held by 2,206 registered holders. Since certain of such of our shares and our ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.
The table below sets forth the reported high, low and last sale prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Dollars Per ADS
	High	Low	Last
2003 Annual	12.01	5.68	12.01
2004 Annual	12.47	9.43	12.37
2005 Annual	13.27	11.37	13.19

2006
Annual	18.73	13.16	18.66
First Quarter	14.79	13.30	14.61
Second Quarter	15.62	13.16	14.62
Third Quarter	15.88	13.81	15.79
Fourth Quarter	18.73	15.83	18.66

	Dollars Per ADS
	High	Low	Last

2007
Annual	22.14	17.29	21.54
First Quarter	19.34	17.29	17.83
Second Quarter	19.46	17.67	18.38
Third Quarter	19.79	17.38	19.31
Fourth Quarter	22.14	19.24	21.54

Last six months
2007
December	22.14	20.51	21.54
2008
January	21.35	17.21	17.52
February	18.63	16.52	17.78
March	19.94	17.19	19.94
April	21.73	20.15	21.09
May	22.22	20.66	20.90
June (through June 19, 2008)	20.39	18.70	18.84
On June 19, 2008, the reported last sale price of our ADSs on the New York Stock Exchange was $18.84.
B. Plan of distribution
Not Applicable
C. Markets
General
Spanish Securities Market
The Spanish securities market for equity securities (the “Spanish Stock Exchanges”) consists of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia (the “local exchanges”). The majority of the transactions conducted on them are done through the Automated Quotation System (Sistema Interbancario Bursátil Español or “S.I.B.E.”). During the year ended December 31, 2007, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.
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

From May 14, 2001, new rules came into effect regarding the maximum price fluctuations in the price of stocks. Under the new rules, each stock in the continuous market is assigned a static and a dynamic range within which the price of stocks can fluctuate. The price of a stock may rise or fall by its static range (which is published once a month and is calculated according to the stock’s average historic price volatility) above or below its opening price (which shall be the closing price of the previous session). When the stock trades outside of this range, the trading of the stock is suspended for 5 minutes, during which an auction takes place. After this auction, the price of the stock can once again rise or fall by its static range above or below its last auction price (which will be considered as the new static price before triggering another auction). Furthermore, the price of a stock cannot rise or fall by more than its dynamic price range (which is fixed and published once a month and is calculated according to the stock’s average intra-day volatility), from the last price at which it has traded. If the price variation exceeds the stock’s dynamic range a five minute auction is triggered.
Moreover, there is a block market (“el mercado de bloques”) allowing for block trades between buyers and sellers from 9:00 a.m. to 5:30 p.m. during the trading session. Under certain conditions, this market allows cross-transactions of trades at prices different from prevailing market prices. Trading in the block market is subject to certain limits with regard to price deviations and volumes.
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
Clearance and Settlement System
Until April 1, 2003, transactions carried out on the regional Spanish stock exchanges and the continuous market were cleared and settled through the Servicio de Compensación y Liquidación de Valores, S.A. (the “SCL”). Since April 1, 2003, the settlement and clearance of all trades on the Spanish stock exchanges, the Public Debt Market (Mercado de Deuda Pública), the AIAF Fixed Income Market (“Mercado AIAF de Renta Fija”) and Latibex — the Latin American stock exchange denominated in euros, are made through the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (“Iberclear”), which was formed as a result of a merger between SCL and Central de Anotaciones del Mercado de Deuda Pública (CADE), which was managed by the Bank of Spain.
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
The Securities Markets Act was amended by Law 37/1998, which implemented two European Union directives into Spanish law. The first is Directive 93/22/CE, relating to investment services within securities, later amended by Directive 95/26/CE of the European Parliament and Council. The second is Directive 97/9/CE of the European Parliament and Council, relating to indemnity systems.
Law 37/1998 introduced some innovations to the Securities Markets Act. The first was the recognition that both Spanish and other European Union Member State companies authorized to provide investment services have full access to the official secondary markets, with full capacity to operate, thereby enabling the direct admission of banking entities into the stock exchange area. The second innovation was that the scope of the Securities Markets Act was enlarged to include a list of financial instruments, such as financial exchange contracts, or installment financial contracts, which expanded the categories of securities included.
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

•	the establishment of Iberclear; and
•	the authorization of the Minister of Economy to regulate financial services electronic contracts.
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

On March 11, 2005 Royal Decree Law 5/2005 was approved, modifying the Securities Market Law in order to implement the Directive 2003/71/EC of the European Parliament and of the Council on the prospectus to be published when securities are offered to the public or admitted to trading. The Directive: (i) harmonizes the requirements for the process of approval of prospectuses, which enables a prospectus to be valid throughout the European Union; and (ii) incorporates the application of the country of origin principle.
On April 22, 2005, the Securities Market Law was amended by Law 5/2005 on supervision of financial conglomerates in order to make the sectoral rules applicable to investment firms more consistent with other sectoral rules applicable to other groups with similar financial activities, such as credit institutions and insurance undertakings.
On November 14, 2005 the Securities Market Law was further amended by Law 19/2005, which refers to the European public limited-liability companies with registered offices in Spain and, on November 24, 2005, by Law 25/2005, of November 24, 2005, which regulates the capital risk entities.
Royal Decree 1310/2005 (November 4) partially developed the Securities Market Law 24/1988, in relation to the admission to trading of securities in the official secondary markets, the sale or subscription public offers and the prospectus required to those effects.
Royal Decree 1333/2005 (November 11), which developed the Securities Market Law 24/1988, in relation to market abuse.
Law 12/2006 (May 16) amended the Securities Market Law by (i) introducing a new article relating to notifications to the CNMV of transactions that might constitute insider dealing or market manipulation, (ii) completing the regulation of Bolsas y Mercados Españoles, and (iii) clarifying the regulation of significant participations on the entities which manage the clearing and settlement of securities and the Spanish secondary markets (see “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Recent Legislation”).
Law 36/2006 (November 30), relating to measures to prevent the tax fraud, among others, amends article 108 of the Securities Market Law.
Law 6/2007 (April 12) amends the Securities Market Law, in order to modify the rules for takeover bids and for issuers transparency. This Law came into effect on August 13, 2007, and partially integrates into the Spanish legal system Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004 on takeover bids and Directive 2004/109/EC of the European Parliament and of the Council of 15 December 2004 on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market and amending Directive 2001/34/EC. This Law has been further developed by Royal Decree 1066/2007 (July 27) on rules applicable to takeover bids for securities and by Royal Decree 1362/2007 (October 19) on transparency requirements for issuers of listed securities. For a brief description of the provisions of Law 6/2007 as regards the rules applicable to takeover bids see “Item 10. Additional Information—B. Memorandum and Articles of Association—Tender Offers”.
Law 6/2007 (i) introduces several changes to the periodical financial information, annual, biannual and quarterly, to be published by issuers of listed securities; and (ii) introduces new developments to the system which establishes the duty to notify significant stakes in an enterprise, such as:
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

Law 47/2007 (December 19) amends the Securities Market Law in order to adapt it to Directive 2004/39/EC on markets in financial instruments (MiFID), Directive 2006/73/EC implementing Directive 2004/39/EC with respect to the organizational requirements and operating conditions for investment firms and defining terms for the purpose of that Directive, and Directive 2006/49/EC on the capital adequacy of investment firms and credit institutions. The amendments introduced by Law 47/2007 represent important reforms of the Securities Market Law and serve to (i) increase the number of investment services that can be performed by the entities; (ii) reinforce the measures for the protection of investors; (iii) establish new organizational procedures for investment firms; and (iv) reinforce the supervisory powers of the CNMV, establishing cooperation mechanisms among supervisory authorities. Directive 2006/49/EC and MiFID implementation have been introduced by Royal Decrees 216/2008 and 217/2008 (both of February 15), respectively.
Trading by Santander’s Subsidiaries in the Shares
Some of our subsidiaries, in accordance with customary practice in Spain, and as permitted under Spanish law, have regularly purchased and sold our shares both for their own account and for the accounts of customers. Our subsidiaries have intervened in the market for our shares primarily in connection with customer transactions and, occasionally, in connection with transactions by non-customers that are undertaken for commercial purposes or to supply liquidity to the market when it is reasonable to do so. Such trading activity also has provided a mechanism for accumulating shares that were used to meet conversions into our shares, of bonds issued by us and other affiliated companies and to make offerings of shares. We expect that our subsidiaries may continue to purchase and sell our shares from time to time.
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
Under the Companies Law of Spain, a company and its subsidiaries are prohibited from purchasing shares of the company in the primary market. However, purchase of the shares is permitted in the secondary market provided that: (1) the aggregate of such purchases (referred to as “treasury stock” or “autocartera”) and the shares previously held by the company and its subsidiaries does not exceed 5% of the total capital stock of the company, (2) the purchases are authorized at a meeting of the shareholders of the acquiring company and, if the acquisition relates to shares in the parent company, the acquiring company’s parent, and (3) the acquiring company and its parent may create reserves equal to the book value of the parent company’s stock included in its assets.
The law requires that the CNMV be notified each time the acquisition of treasury stock made since the last notification reaches 1% of the voting rights of the company, regardless of any other preceding sales. The Companies Law establishes, in relation to the treasury stock shares (held by us and our affiliates), that the exercise of the right to vote and other non-financial rights attached to them shall be suspended. Financial rights arising from treasury stock held directly by us, with the exception of the right to allotment of new bonus shares, shall be attributed proportionately to the rest of the shares.
The portion of trading volume in the shares represented by purchases by our subsidiaries has varied widely from day to day and from month to month and may be expected to do so in the future. In 2007, 11.25% of the volume traded of the shares was effected not as principal by Santander Investment Bolsa, S.V., S.A. and 2.75% was effected not as principal by Banesto Bolsa, S.A., S.V.B. The portion of trading volume in shares allocable to purchases and sales as principal by our companies was approximately 5.7% in the same period. The monthly average percentage of outstanding shares held by our subsidiaries ranged from 0.06% to 0.39% in 2007. Our subsidiaries held 212,822 of our shares (0.003% of our total capital stock) at December 31, 2007.

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
Our shareholders acting at the General Shareholders’ Meeting held on June 21, 2008 approved, under item six of the agenda, new By-laws for Banco Santander, S.A., and abrogated the existing ones. The description set forth below reflects the new By-laws, which will become effective upon the granting of the necessary authorization from the Spanish Minister of Economy and Finance. The new By-laws will subsequently be filed with the office of the Mercantile Registry. We expect this filing to occur during the third quarter of 2008.
The amendment of the By-laws has three basic purposes: (i) to set out in the By-laws the basic principles that incorporate the most recent corporate governance recommendations for listed companies and, particularly, those of the Unified Good Governance Code approved by resolution of the Board of the Spanish National Securities Market Commission (Consejo de la Comisión Nacional del Mercado de Valores) on May 22, 2006, many of which were already included in the Rules and Regulations of the Board of Directors and in the Rules and Regulations for the General Shareholders’ Meeting; (ii) to include in the By-laws certain mechanisms which are necessary to give the Bank more flexible organization and management procedures, with a view to facilitating operations of potential interest and to incorporate technological developments; and (iii) to update and improve the text of the current By-laws, by supplementing and clarifying regulations on some matters.
Exhibit 15.2 to this Annual Report on Form 20-F contains the report submitted by the Board of Directors to the General Shareholders’ Meeting for purposes of compliance with the provisions of Section 144.1 a) of the Business Corporations Law (Ley de Sociedades Anónimas), in order to provide the rationale for the proposal of amendment of the By-laws of Banco Santander, S.A.
The new By-laws are included in Exhibit 1.2 and are still pending authorization from the Spanish Minister of Economy and Finance and subsequent registration in the office of the Mercantile Registry of Santander.
For more information on the resolutions adopted by the Shareholders’ Meeting held on June 21, 2008, see our Form 6-K filed with the Securities and Exchange Commission on June 23, 2008.
General
As of December 31, 2007, the Bank’s share capital was €3,127,148,289.50, represented by a single class of 6,254,296,579 book-entry Santander shares with a nominal value of €0.50 each. Since that date, our share capital has not changed. All of our shares are fully paid and non-assessable. Spanish law requires that bank-listed equity securities be issued in book-entry form only.

Register
Santander is registered with the Commercial Registry of Santander (Finance Section). The Bank is also recorded in the Special Registry of Banks and Bankers with registration number 0049, and its fiscal identification number is A-39000013.
Corporate Object and Purpose
Article 2 of our By-laws states that the corporate objective and purpose of Santander consists of carrying-out all types of activities, operations and services specific to the banking business in general and which are permitted under current legislation and the acquisition, holding and disposal of all types of securities.
Certain Provisions Regarding Shareholder Rights
As of the date of the filing of this report, Santander’s capital is comprised of only one class of shares, all of which are ordinary shares and have the same rights. Santander may issue non-voting shares for a nominal amount of not more than one-half of the paid-up share capital, and redeemable shares for a nominal amount of not more than one-fourth of its share capital.
Our By-laws do not contain any provisions relating to sinking funds.
Our By-laws do not specify what actions or quorums are required to change the rights of holders of our stock. Under Spanish law, the rights of holders of stock may only be changed by an amendment to the By-laws of the company that complies with the requirements explained below under "—Meetings and Voting Rights.”
Meetings and Voting Rights
We hold our annual general shareholders’ meeting during the first six months of each fiscal year on a date fixed by the Board of Directors. Extraordinary meetings may be called from time to time by the Board of Directors whenever the Board considers it advisable for corporate interests, and whenever so requested by stockholders representing at least 5% of the outstanding share capital of Santander. Notices of all meetings are published, at least one month prior to the date set for the meeting, in the Official Gazette of the Mercantile Register and in one of the local newspapers having the largest circulation in the province where the registered office of Santander is located. In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and the Spanish Stock Exchanges and published on the company’s website. Our last ordinary general meeting of shareholders was held on June 21, 2008 and our last extraordinary general meeting of shareholders was held on July 27, 2007.
Each Santander share entitles the holder to one vote. Registered holders of any number of shares who are current in the payment of capital calls will be entitled to attend shareholders’ meetings. Our By-laws do not contain provisions regarding cumulative voting.
Any Santander share may be voted by proxy. Subject to the limitations imposed by Spanish law, proxies may be given to any individual or legal person, must be in writing or by remote means of communication and are valid only for a single meeting except where the representative is the spouse or an ascendant or descendant of the shareholder giving the proxy, or where the proxy-holder holds a general power of attorney executed as a public instrument with powers to manage the assets of the represented party in the Spanish territory. According to Spanish law, if a director or another person solicits a proxy for a director thus obtaining more than three proxies and the director is subject to a conflict of interest, the director holding the proxies may not exercise the voting rights attaching to the represented shares in connection with decisions relating to:
•	his appointment or ratification, removal, dismissal or withdrawal as director;

•	the institution of a derivative action against him; or

•	the approval or ratification of transactions between Santander and the director in question, companies controlled or represented by him, or persons acting for his account.

In accordance with the Rules and Regulations for the General Shareholders’ Meeting and in the manner established by such Rules and Regulations, the Group’s website includes from the date when the call of the General Shareholders’ Meeting is published, the text of all resolutions proposed by the Board of Directors with respect to the agenda items and the details regarding the manner and procedures for shareholders to follow to confer representation on any individual or legal entity. The manner and procedures for electronic delegation and voting via the Internet are also indicated.
At both General Shareholders’ Meetings held in 2004 (the Annual General Meeting of June 19, 2004 and the Extraordinary General Meeting of October 21, 2004) our shareholders could exercise their voting and representation rights prior to the meetings by electronic means (via the Internet). In addition, at the Extraordinary General Shareholders’ Meeting of October 21, 2004, our shareholders could vote by mail and in the Annual General Meetings held on June 18, 2005, June 17, 2006, June 23, 2007 and June 21, 2008, and in the Extraordinary General Shareholders’ Meeting of October 23, 2006 and July 27, 2007 our shareholders, besides exercising their voting and representation rights prior to the meeting by mail or via the Internet, were able to attend (besides attending and voting in person) via the Internet and were also able to vote in real time on the Internet on the resolutions considered at the meeting.
Only registered holders of Santander shares of record at least five days prior to the day on which a meeting is scheduled to be held may attend and vote at shareholders’ meetings. As a registered shareholder, the depositary will be entitled to vote the Santander shares underlying the Santander ADSs. The deposit agreement requires the depositary to accept voting instructions from holders of Santander ADSs and to execute such instructions to the extent permitted by law.
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
Resolutions at general meetings are passed provided that, regarding the voting capital present or represented at the meeting, the number of votes in favor is higher than the number of votes against or blank and abstentions.
In accordance with Spanish law, a quorum on first call for a duly constituted ordinary or extraordinary general meeting of shareholders requires the presence in person or by proxy of shareholders representing 25% of our subscribed voting capital. On second call there is no quorum requirement. Notwithstanding the above, a quorum of 50% of our subscribed voting capital is required on the first call to approve any of the following actions:
•	issuance of bonds;

•	increase or reduction of share capital;

•	transformation of Santander (change in corporate nature);

•	merger, split or spin-off;

•	any other amendment of our By-laws; and

•	dissolution.
A quorum of 25% of the subscribed voting capital is required to vote on such actions on the second call. A two-third majority of the present or represented voting capital is required to approve all of the above listed actions when the shareholders’ meeting is held on second call and less than 50% of the subscribed voting capital is present.
For purposes of determining the quorum, those shareholders who vote by mail or through the Internet are counted as being present at the meeting, as provided by the Rules and Regulations of the Bank’s General Shareholders’ Meetings.

Changes in Capital
Any increase or reduction in share capital must be approved at the general meeting in accordance with the procedures explained above in the section entitled “Meetings and Voting Rights”. However, the shareholders acting at the general shareholders’ meeting may delegate to the board of directors the power to increase share capital.
The capital increase may be effected by issuing new shares or by increasing the par value of existing shares. Capital reduction may be effected by reducing the par value of existing shares, by repurchasing them, or dividing them into groups for exchange.
Unpaid subscription amounts on partially paid-up shares must be paid by the shareholders at the time determined by the Board of Directors, within five years of the date of the resolution providing for the capital increase.
Dividends
We normally pay an annual dividend in advance in quarterly installments in August and November of the current year and February and generally in May, of the following year. We and our domestic banking subsidiaries are subject to certain restrictions on dividend payments, as prescribed by the Ministry of Economy and the Bank of Spain. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Restrictions on Dividends”.
Once the annual accounts have been approved, the shareholders at the General Shareholders’ Meeting will resolve on the allocation of the results for the fiscal year. Dividends may only be distributed out of the earnings for the fiscal year or with a charge to unappropriate reserves, after the payments required by the law and the By-laws have been made, provided that the shareholders’ equity disclosed in the accounts is not reduced , to less than the share capital as a result of the distribution. If there are any losses from prior fiscal years that reduce the Bank’s shareholders’ equity below the amount of the share capital, the earnings must be used to offset such losses.
The amount, time and form of payment of the dividends, to be distributed among the shareholders in proportion to their paid-in capital will be established by resolutions adopted at the general meeting. The Board of Directors is entitled to distribute sums for future dividends; these distributions must be eventually approved by the general meeting.
A shareholder’s dividend entitlement lapses five (5) years after the dividend payment date.
The shareholders at the general shareholders’ meeting may resolve that dividends in kind can be paid, provided that:
•	the property or securities to be distributed are of the same nature;

•
the property or securities have been admitted to listing on an official market as of the effective date of the resolution, or liquidity is guaranteed by Santander within a maximum period of one year; and

•	the property or securities are not distributed for a value that is lower than the value at which they are recorded on Santander’s balance sheet.
Preemptive Rights
In the event of a capital increase each shareholder has a preferential right by operation of law to subscribe for shares in proportion to its shareholding in each new issue of Santander shares. The same right is vested on shareholders upon the issuance of convertible debt. Holders of convertible debt also have preemptive rights. However, preemptive rights of shareholders and holders of convertible debt may be excluded under certain circumstances by specific approval at the shareholders’ meeting (or upon its delegation by the Board of Directors) and preemptive rights are deemed excluded by operation of law in the relevant capital increase when the shareholders approve:
•	capital increases following conversion of convertible bonds into Santander shares;
•	capital increases due to the absorption of another company or of part of the spun-off assets of another company, when the new shares are issued in exchange for the new assets received; or
•	capital increases due to Santander’s tender offer for securities using Santander’s shares as all or part of the consideration.
If capital is increased by the issuance of new shares in return for capital from certain reserves, the resulting new Santander shares will be distributed pro rata to existing shareholders.

Redemption
Our By-laws do not contain any provisions relating to redemption of shares except as set forth in connection with capital reductions. Nevertheless, pursuant to Spanish law, redemption rights may be created at a duly held general shareholders’ meeting. Such meeting will establish the specific terms of any redemption rights created.
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
New shares may not be transferred until the capital increase is registered with the Commercial Registry.
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
If the Bank of Spain determines at any time that the influence of a person who owns a significant participation of a bank may adversely affect that bank’s financial situation, it may request that the Ministry of Economy and Finance: (1) suspend the voting rights of such person’s shares for a period not exceeding 3 years; (2) seize control of the bank or replace its board of directors; or (3) revoke the bank’s license in exceptional circumstances. A fine may also be levied on the relevant person.
The Bank of Spain also requires each bank to notify the Bank of Spain of a list, dated on the last day of each quarter and during April, July, October and January of all its shareholders that are financial institutions and all other shareholders that own at least 0.25% of the bank’s total equity. Furthermore, banks are required to inform the Bank of Spain as soon as they become aware, and in any case not later than in 15 days after, of each acquisition by a person or a group of at least 1% of such a bank’s total equity.
Tender Offers
Law 6/2007, of April 12, which amends the Securities Market Law, has modified the rules for takeover bids. This Law, which came into effect on August 13, 2007, partially transposes into the Spanish legal system Directive 2004/25/EC of the European Parliament and of the Council of April 21, 2004 on takeover bids.
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
Law 6/2007 also regulates, among other things, (i) new obligations for the board of directors of the offeree company in terms of preventing the takeover bid (passivity rule); and (ii) the squeeze-out and sell-out rights when the offeror is a holder of securites representing at least 90% of the voting capital of the offeree company and the prior takeover bid has been accepted by holders of securities representing at least 90% of the voting rights covered by the bid.

Royal Decree 1066/2007 on rules applicable to takeover bids for securities further developed the regulations on takeover bids established by Law 6/2007, completing the amendments introduced by Law 6/2007, in order to ensure that takeover bids are carried out within a comprehensive legal framework and with absolute legal certainty. The Royal Decree contains provisions regarding: (i) the scope and application to all takeover bids, whether voluntary or mandatory, for a listed company; (ii) the rules applicable to mandatory takeover bids when control of a company is obtained; (iii) other cases of takeover bids, such as bids for de-listing of securities and bids that must be made when a company wishes to reduce capital through the acquisition of its own shares for subsequent redemption thereof; (iv) the consideration and guarantees offered in a bid; (v) stages of the procedure that must be followed in a takeover bid; (vi) the mandatory duty of passivity of the offeree company’s board of directors and the optional regime of neutralization of other preventive measures against bids; (vii) changes to, withdrawal of, and cessation of effects of the bid; (viii) the acceptance period, the calculation of the acceptances received and the settlement of the bid; (ix) the procedures applicable to competing offers; (x) the rules for squeeze-outs and sell-outs; and (xi) certain rules on supervision, inspection and sanctions applicable with respect to the regulations on takeover bids.
Reporting Requirements
Royal Decree 1362/2007 requires that any entity which acquires or transfers shares and as a consequence the number of voting rights held exceeds, reaches or is below the threshold of three percent or any multiple of five percent, of the capital stock of a company, for which Spain is the member state of origin, listed on a Spanish stock exchange or on any other regulated market in the European Union, must, within 4 days after that acquisition or transfer, report it to such company, and to the CNMV. This duty to report the holding of a significant stake is applicable not only to the acquisitions and transfers in the terms described above, but also to those cases in which in the absence of an acquisition or transfer of shares, the ratio of an individual’s voting rights exceeds, reaches or is below the thresholds that trigger the duty to report, as a consequence of an alteration in the total number of voting rights of an issuer. The above mentioned threshold percentage will be 1% whenever the person who has the duty to notify is a resident of a tax haven or of a country or territory where there is no taxation or where there is no obligation to exchange tax information.
In addition, any Spanish company listed on a stock exchange must report any acquisition by such company (or a subsidiary) of the company’s own shares if the acquisition, together with any acquisitions since the date of the last report, causes the company’s ownership of its own shares to exceed 1% of its voting rights. See “Item 9. The Offer and Listing—C. Markets—Trading by Santander’s Subsidiaries in the Shares.”
Members of the board of directors of listed companies, in addition to notifying the CNMV of any transaction concerning the shares or other securities or financial instruments of the issuer which are linked to these shares, are required to inform the CNMV of their ratio of voting rights upon appointment or resignation.
In addition, top managers of any listed company must report to the CNMV the acquisition or disposal of shares or other securities or financial instruments of the issuer which are linked to these shares.
Board of Directors
Our Board of Directors may be made up of a minimum of 14 and a maximum of 22 members, appointed at the time of the general meeting of shareholders.
Members of the Board of Directors are elected for an initial term of five years but can be re-elected. One fifth of the members of the Board are elected each year.
A Director could serve for a term shorter than the one for which he or she has been initially elected if the shareholders acting at a duly called General Meeting decide that that Director be replaced before completing his or her term.
Although there is no provision in Spanish law regarding the composition of a board of directors, the Rules and Regulations of the Board provide that in exercising its powers to make proposals at the General Shareholders’ Meeting and to designate directors by interim appointment to fill vacancies, the Board shall endeavor to ensure that the external or non-executive Directors represent a wide majority over the executive Directors and that in all events, the Board of Directors shall endeavor the number of independent directors to represent at least one-third of all directors.

Article 42.1 of our By-laws also provides that the shareholders at the general shareholders’ meeting shall endeavor to ensure that external or non-executive directors represent a large majority of the Board of Directors, and that a reasonable number of the Board of Directors are independent directors. In addition, the shareholders at the general shareholders’ meeting shall likewise endeavor to ensure that independent directors represent at least one-third of the total number of directors.
These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. See “Item 6. Directors, Senior Management and Employees—C. Board practices—Compliance with NYSE Listing Standards on Corporate Governance—Independence of the Directors on the Board of Directors”. The Bank currently complies with this requirement.
Certain Powers of the Board of Directors
The actions of the members of the Board are limited by Spanish law and certain general provisions contained in our By-laws. For instance, Article 57 of our new By-laws states that the directors will be liable to Santander, to our shareholders and to our corporate creditors for any damages that they may cause by acts or omissions which are contrary to law or to the By-laws or by acts or omissions contrary to the duties inherent in the exercise of their office.
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
Our new By-laws provide that the members of the Board of Directors are entitled to receive compensation for performing the duties entrusted to them by reason of their appointment, to be paid as a share in profits and By-law mandated compensation. This compensation has two components: an annual amount and attendance fees. Attendance fees must be paid in advance on account of the profits for the fiscal year. The specific amount payable to each of the directors will be determined by the board of directors, taking into consideration the positions held by each director on the board and their membership in and attendance at the meetings of the various committees. The aggregate amount of the compensation for performing the duties entrusted to the directors by reason of their appointment is equal to one percent of Santander’s profit for the fiscal year, provided, however, that the Board may resolve that such percentage be reduced in those years in which the Board deems it justified.
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
Regardless of the limit set above, the directors are entitled to receive compensation (salaries, incentives, bonuses, pension, insurance and severance payments) that the Board of Directors consider appropriate, for the performance of duties in Santander other than the duties of supervision and collective decision-making that the directors perform as members of the board.
The Board of Directors must, on an annual basis, prepare a report, which sets forth the standards and basis used to determine the compensation of the directors and the compensation received by each director.

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
C. Material contracts
During the past two years, the Bank was not a party to any contract outside its ordinary course of business that was material to the Group as a whole, except as disclosed in “Item 4. Information on the Company—A History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations—ABN AMRO Holding N.V. (“ABN AMRO”).”
D. Exchange controls
Restrictions on Foreign Investments
Under present regulations, foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation on the amount other than applicable taxes. See "—Taxation”. On July 4, 2003, Law 19/2003 was approved which updates Spanish exchange control and money laundering prevention provisions, by recognizing the principle of freedom of the movement of capital between Spanish residents and non residents. The law establishes procedures for the declaration of capital movements for purposes of administrative or statistical information and authorizes the Spanish Government to take measures which are justified on grounds of public policy or public security. It also provides the mechanism to take exceptional measures with regard to third countries if such measures have been approved by the European Union or by an international organization to which Spain is a party. The Spanish stock exchanges and securities markets are open to foreign investors. Royal Decree 664/1999, on Foreign Investments (April 23, 1999), established a new framework for the regulation of foreign investments in Spain which, on a general basis, will no longer require any prior consents or authorizations from authorities in Spain (without prejudice to specific regulations for several specific sectors, such as television, radio, mining, telecommunications, etc.). Royal Decree 664/1999 requires notification of all foreign investments in Spain and liquidations of such investments upon completion of such investments to the Investments Registry of the Ministry of Economy, strictly for administrative statistical and economical purposes. Only investments from “tax haven” countries (as they are defined in Royal Decree 1080/1991), shall require notice before and after performance of the investment, except that no prior notice shall be required for: (1) investments in securities or participations in collective investment schemes that are registered with the CNMV, and (2) investments that do not increase the foreign ownership of the capital stock of a Spanish company to over 50%. In specific instances, the Counsel of Ministers may agree to suspend, all or part of, Royal Decree 664/1999 following a proposal of the Minister of Economy, or, in some cases, a proposal by the head of the government department with authority for such matters and a report of the Foreign Investment Body. These specific instances include a determination that the investments, due to their nature, form or condition, affect activities, or may potentially affect activities relating to the exercise of public powers, national security or public health. Royal Decree 664/1999 is currently suspended for investments relating to national defense. Whenever Royal Decree 664/1999 is suspended, the affected investor must obtain prior administrative authorization in order to carry out the investment.
E. Taxation
The following is a discussion of the material Spanish and U.S. federal income tax consequences to you of the ownership and disposition of the ADSs or shares.
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
Taxation of dividends
Under Spanish law, dividends paid by a Spanish resident company to a holder of ordinary shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to Spanish Non-Resident Income Tax at an 18% rate since January 1, 2007. Prior to this date the rate was 15% which is also the rate to which you may be entitled to under the Treaty.
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
To benefit from the Spanish-U.S. income tax treaty reduced rate of 15%, you must provide our depositary, JP Morgan Chase, with a certificate from the United States Internal Revenue Service (the “IRS”) stating that to the knowledge of the IRS, you are a resident of United States within the meaning of the Treaty. The IRS certificate is valid for a period of one year.
According to the Order of April 13, 2000, to get a direct application of the Treaty-reduced rate of 15%, the certificate referred to above must be provided to our depositary before the tenth day following the end of the month in which the dividends were distributable by us. If you fail to timely provide us with the required documentation, you may obtain a refund of the 3% in excess withholding that would result from the Spanish tax authorities in accordance with the procedures below.
Spanish refund procedure
According to Spanish Regulations on Non-Resident Income Tax, approved by Royal Decree 1776/2004, dated July 30, 2004, as amended, a refund of the amount withheld in excess of the rate provided by the Treaty can be obtained from the relevant Spanish tax authorities. To pursue the refund claim, if you are a U.S. resident entitled to the benefits of the Treaty, you are required to file all of the following:
•	a Spanish 210 Form,

•	the certificate referred to in the preceding section, and

•	evidence that Spanish non-resident income tax was withheld with respect to you.
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
U.S. Tax Considerations
The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of ADSs or shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The summary applies only to U.S. Holders (as defined below) that hold ADSs or shares as capital assets for tax purposes and does not address special classes of holders, such as:
•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	holders holding ADSs or shares as part of a hedge, “straddle”, conversion transaction or integrated transaction;

•	holders whose “functional currency” is not the U.S. dollar;

•	holders liable for alternative minimum tax;

•	tax exempt organizations;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	holders that own 10% or more of our voting shares; or

•	persons who acquired our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation.
If an entity that is classified as a partnership for U.S. federal income tax purposes holds shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the shares or ADSs.
The summary is based upon tax laws of the United States including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which may affect the tax consequences described herein possibly with retroactive effect. In addition, the summary is based on the Treaty and is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms. U.S. Holders are urged to consult their own tax advisers as to the U.S., Spanish or other tax consequences of the acquisition, ownership and disposition of ADSs or shares in their particular circumstances.
As used herein, a “U.S. Holder” is a beneficial owner of ADSs or shares that is, for U.S. federal income tax purposes:
(i)	a citizen or resident of the United States;

(ii)	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision thereof; or

(iii)	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
In general, for U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as the holders of the underlying shares represented by those ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.
The U.S. Treasury has expressed concerns that parties to whom American Depositary Receipts are released before delivery of shares to the depositary (“pre-release”), or intermediaries in the chain of ownership between U.S. holders and the issuer of the security underlying the American Depositary Receipts may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of American Depositary Receipts. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Spanish taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by these parties or intermediaries.
Taxation of Distributions
Subject to the discussion of the passive foreign investment company rules below, to the extent paid out of our current or accumulated earnings and profits (as determined in accordance with U.S. federal income tax principles), distributions, including any Spanish withholding tax, made with respect to ADSs or shares (other than certain pro rata distributions of our capital stock or rights to subscribe for shares of our capital stock) will be includible in the income of a U.S. Holder as foreign source ordinary dividend income. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. These dividends will not be eligible for the “dividends received deduction” generally allowed to corporations receiving dividends from domestic corporations under the Code. The amount of the distribution will equal the U.S. dollar value of the euros received, calculated by reference to the exchange rate in effect on the date that distribution is received (which, for U.S. Holders of ADSs, will be the date that distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any euros received into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Any gains or losses resulting from the conversion of euros into U.S. dollars will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, dividends paid to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011 will be taxed at a maximum rate of 15%. Non-corporate holders should consult their own tax advisers to determine the implications of the rules regarding this favorable rate in their particular circumstances. The amount of dividend will include any amounts withheld by us or our paying agent in respect of Spanish taxes.
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
Sale and Other Disposition of ADSs or Shares
Subject to the discussion of the passive foreign investment company rules below, gain or loss realized by a U.S. Holder on the sale or exchange of ADSs or shares will be subject to U.S. federal income tax as capital gain or loss (and will be long-term capital gain or loss if the U.S. Holder held the shares or ADSs for more than one year) in an amount equal to the difference between the U.S. Holder’s tax basis in the ADSs or shares and the amount realized on the disposition in each case as determined in U.S. dollars. Gain or loss, if any, will be U.S. source for foreign tax credit purposes. The deductibility of capital losses is subject to limitations. Long-term capital gain of a non-corporate U.S. holder is generally taxed at a preferential rate.
Passive Foreign Investment Company Rules
We believe that we were not a “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes for the taxable year 2007. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25 percent owned equity investments) from time to time, and upon certain proposed Treasury Regulations that are not yet in effect but are proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we will not be considered a PFIC for any taxable year.
If we are treated as a PFIC for any taxable year, any gain recognized by a U.S. Holder on a sale or other disposition of ADSs or shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to all other taxable years would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable years. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.
In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

Information Reporting and Backup Withholding
Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.
F. Dividends and paying agents
Not Applicable.
G. Statement by experts
Not Applicable.
H. Documents on display
We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the internet at http://www.sec.gov.
I. Subsidiary information
Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk
Introduction
Our risk management activities involve the integrated qualification and quantification of the different types of risk (credit risk, operational risk, reputational risk and market risk) which are assumed by our business units in their activities.
We have divided this section in the following eight parts:
•	Organization of Risk Management;

•	Credit Risk;

•	Operational Risk;

•	Basel II Corporate project;

•	Economic Capital;

•	Reputational Risk;

•	Risk Training Activities; and

•	Market Risk.
For us, quality management of risk is one of our hallmarks and thus a priority in our activity. Throughout its 150 years, Santander has combined prudence in risk management with use of advanced risk management techniques, which have been proven to be decisive in generating recurrent and balanced earnings and, in short, the creation of shareholder value.
The importance attached to the quality of risk is a hallmark of our corporate culture and management style.
The turmoil affecting financial markets since July 2007 has put the effectiveness of Santander’s risk management policies to the test. Applying these policies has resulted in a very limited exposure to the instruments and operations that are most affected by the ongoing financial crisis. Grupo Santander has zero risk in the subprime segment of mortgages and little activity in structured products. Its exposure to hedge funds, asset-backed securities, monolines, conduits, and so forth is also very limited. In conclusion, Santander’s risk management policy has meant there has been no negative impact on the Group’s results related to these types of risks.
In this complicated environment, the Group’s management of structural liquidity has been conducted with the utmost care. In the same way, the turmoil and the increasing complexity of financial instruments make it necessary to continuously strengthen the efforts regarding analysis and monitoring control of operations in the financial markets, thereby enhancing the demanding principles of risk which the Group has been regularly applying.
Our risk management is based on the following principles:
•	Autonomy in each business area. Matías R. Inciarte, the Group’s third Vice-Chairman and Chairman of the Board’s Risk Committee, reports directly to the Executive Committee and to the Board.
•
Support for business, without eroding the principle of independence, in achieving commercial goals by maintaining the quality of risk. Consequently, the organizational structure is adapted to the commercial structure and business and risk managers cooperate.

•	Collective decisions (including at the branch) which ensures different opinions and does not make results dependent on decisions by individuals.
•
Longstanding tradition of using tools for internal rating and scoring, such as return on risk adjusted capital (“RORAC”), Value at Risk (“VaR”), economic capital, analysis of extreme scenarios, and so forth.

•	Global focus, through integral treatment of all risk factors in all business units and using economic capital as the homogeneous metric of the risk assumed and the basis for measuring management.

•	Desire to maintain medium-low risk profiles as a target, accentuating their low volatility and predictable nature through:
•	the search for a high degree of diversification of risk, limiting concentrations in customers, groups, sectors, products and geographic areas;

•	maintaining a low degree of complexity in market activity;

•	continuous tracking of risks to prevent sufficiently far ahead possible deterioration of portfolios.
Our risk management and control is structured around the following phases:

•	Risk policies are set that reflect Santander’s risk management principles.

•	Risks are identified by continually reviewing and monitoring exposures, assessing new products and analyzing particular operations.

•	Risks are measured using methodologies and models that have been widely tested and proven.

•	The Group’s appetite for risk is quantified by setting global and specific limits for different types of risks, products, customers, groups, sectors and geographic areas.

•	A complete series of reports is drawn up and distributed, which are reviewed on a daily basis by those responsible for the management of Santander at all levels.

•	A system of risk control is executed, which verifies every day the extent to which Santander’s risk profile is in line with the approved risk policies and established limits.
We have been using a series of techniques and tools for many years. The techniques and tools that Santander implemented ahead of time and in line with BIS II are:
•
Internal qualitative and quantitative ratings and scorings, with valuation of the different components which, by client and facility, enable the probability of failure to be estimated and then the expected loss on the basis of historical data.

•	Economic capital, as the homogeneous metric of the risk assumed and the basis for measuring management.

•	Return on Risk Adjusted Capital (RORAC), for pricing operations (bottom up) and analysis of portfolios and units (top down).

•	Value at Risk (VaR) as an element of control and for setting the market risk limits of the different trading portfolios.

•	Stress testing to complement the analysis of market and credit risk, in order to assess the impact of alternative scenarios, including on provisions and capital.
For these reasons, Santander fully identifies with BIS II, as it recognizes from the regulatory sphere the banking industry’s most advanced practices, which Santander has been anticipating. The entry into effect of the Capital Accord will enable Santander to reflect its strength in this field and enable the Advanced Internal Ratings Based (AIRB) approaches in global management of the Group to be quickly applied.
As the entry into force of the new BIS II regulatory framework was on the horizon, 2007 was characterized by reviews conducted by the Bank of Spain and the Financial Services Authority (FSA) of the AIRB models of Santander, Banesto and Abbey, whose portfolios account for around 70% of the Group’s total exposure. The publication on June 10, 2008 of Bank of Spain’s Circular 3/2008 makes it possible to use these internal models for determining regulatory capital. Given the medium-low risk profile of our businesses, very focused on retail banking (SMEs and individual customers), Bank of Spain authorization is expected to generate significant capital savings in Pillar I, which establishes the capital requirements for covering credit, market and operational risks. The global savings which will materialize for Santander from implementing Basel II will depend on the result of the Capital Self-assessment Proposal (which develops Pillar II), in which the impact of the risks considered in Pillar II is taken into account as well as the benefits related to diversification by risks, businesses and geographic areas.

We will continue to make the necessary efforts in human and technological resources to be able to satisfy the demanding requirements of the new capital agreement in a reasonable period, with a clear commitment to continue dedicating the necessary resources for its continuation in the security of the beneficial results it will bring.
Part 1. Organization of Risk Management
The main responsibilities of the Board’s Risk Committee are to:
•	Propose to the Board the risk policy for the Group, which must, in particular, identify:
•	The different types of risk (operational, technological, financial, legal and reputational, among others) facing the Bank;

•	The internal information and control systems used to control and manage these risks;

•	Set the level of risk considered acceptable; and

•	The measures envisaged to mitigate the impact of identified risks, in the event that they materialize.
•	Systematically review exposures with the main customers, economic sectors, geographic areas and types of risk.

•	Authorize the management tools and risk models as well as be familiar with the results of the internal validation.

•	Ensure that our actions are consistent with the previously decided risk tolerance level.

•	Resolve operations beyond the powers delegated to bodies immediately below, as well as the global limits of pre-classification of economic groups or in relation to exposures by classes of risk.
The Board’s Risk Committee delegates some of its powers in Risk Committees which are structured by geographic area, business and types of risk. Banesto, which is autonomously managed within Grupo Santander, manages its risks in coordination with the Group’s policies as defined in the Executive Committee.
The Board’s Risk Committee is headed by Grupo Santander’s third Vice-Chairman and has a minimum of four and a maximum of six members of the Board. It usually meets twice a week.
The principal types of risk facing the Group are credit, market, operational and reputational.
Part 2. Credit Risk
Credit risk is the possibility of financial losses stemming from the failure of our clients or counterparties to meet their financial obligations to us.
The table below sets out the global credit risk exposure in nominal amounts (except for derivatives and repos exposure which is expressed in equivalent credit) at December 31, 2007.
Spain accounts for 50% of the nominal credit risk exposure, similar to the figure in 2006 (+16% in absolute terms). The sharp rise in customer business in Spain (+12% in the balance sheet) was accompanied by a decrease in the portfolio of sovereign fixed income. Of particular note in the rest of Europe, which represents more than one-third of the Group’s credit exposure, was the presence in the UK, via Abbey (22% of the exposure). Overall, Europe represents 84% of our credit exposure.
Latin America contributed 15% of our credit exposure, also similar to 2006. Investment-grade countries accounted for more than half of the exposure in the region, while countries with a lower rating only accounted for 5% of the Group’s exposure.

GRUPO SANTANDER. GROSS EXPOSURE TO CREDIT RISK

			Sovereign	Private
			fixed	fixed	Out-
	Outstanding	Commitments	income	income	standing	Commitments	Derivatives
	to	to	(excluding	(excluding	to credit	to credit	and			Var. vs.
	customers	customers	trading)	trading)	entities	entities	Repos	Total	%	Dec-06
SPAIN	298,281	56,290	14,460	8,334	24,092	1,008	13,135	415,600	49.6%	15.9%
Parent bank	179,476	38,604	10,895	3,613	18,142	670	9,545	260,945	31.1%	20.6%
Banesto	83,648	11,100	3,002	2,302	2,903	136	3,422	106,514	12.7%	6.4%
Others	35,157	6,586	563	2,419	3,047	201	168	48,141	5.7%	14.4%
Rest of Europe	246,283	20,342	1,021	3,870	3,723	1	10,142	285,382	34.0%	8.8%
Germany	17,195	2,181	100	60	388	0	5	19,931	2.4%	13.6%
Portugal	23,017	6,431	794	290	1,046	1	1,845	33,423	4.0%	1.9%
UK	165,158	6,961	0	3,227	975	0	8,199	185,521	22.0%	2.2%
Others	40,913	4,769	127	293	1,313	0	93	47,508	5.5%	50.6%
Latin America	70,858	22,130	8,330	1,841	16,704	2,001	5,710	127,574	15.2%	9.0%
Brazil	22,653	7,537	2,334	418	9,036	0	2,031	44,010	5.2%	41.8%
Chile	18,291	3,448	704	550	936	1	2,027	25,959	3.1%	12.2%
Mexico	14,134	7,384	4,165	0	3,123	2,000	1,440	32,444	3.8%	-17.1%
Others	15,780	3,761	1,126	872	3,609	0	212	25,361	3.0%	6.0%
Rest of world*	4,967	444	327	1,412	2,954	0	46	10,151	1.2%	30.2%
TOTAL GROUP	620,389	99,206	24,138	15,458	47,473	3,009	23,093	838,708	100%	12.5%
% of Total	74.0%	11.8%	2.9%	1.8%	5.7%	0.4%	3.5%	100.0%
%Change, vs. Dec-06	11.9%	10.3%	-4.0%	61.0%	49.9%	75.8%	-13.1%	12.5%

Data at December 31, 2007 based on the jurisdiction of incorporation of the Group company that has the exposure to the specified credit risk on its books

Derivatives and repos expressed in equivalent credit risk (ECR),

Balances with customers exclude repos (EUR 28,960 million),

Balances with credit entities (excluding repos and trading) include EUR 27,770 million of deposits in central banks,

*	It includes Drive’s assets (Santander Consumer Finance), among others.

GRUPO SANTANDER: RISK, NPLS, COVERAGE, PROVISIONS AND COST OF CREDIT

	Credit risk						Spec, prov net of
	with customers*		NPL ratio		Coverage		recovered write-offs		Credit cost
	(million euros)		(%)		(%)		(million euros)		(% of risk)
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Continental Europe	358,933	319,861	0.90	0.73	188.1	244.9	1,042	388	0.30	0.13
Santander Branch Network	131,676	120,161	0.65	0.57	248.1	295.8	116	58	0.09	0.05
Banesto	86,601	72,714	0.47	0.42	332.9	396.1	72	3	0.09	0.00
Santander Consumer Finance	32,178	30,417	2.84	2.57	95.7	114.1	837	312	1.88	0.87
Portugal	47,556	40,742	1.25	0.53	117.4	305.1	(12)	16	0.04	0.06
UK (Abbey)	203,225	203,554	0.60	0.60	65.8	85.9	474	379	0.23	0.20
Latin America	84,073	70,582	1.87	1.38	134.4	167.3	1,527	934	1.99	1.47
Brazil	26,414	17,998	2.74	2.38	101.5	102.8	787	532	3.78	3.49
Mexico	15,012	16,598	1.20	0.64	192.3	279.2	452	182	2.91	1.26
Chile	19,198	16,741	2.11	1.59	118.5	152.6	121	182	0.67	1.07
Puerto Rico	5,067	5,467	3.17	1.67	101.7	161.7	111	46	2.08	0.85
Venezuela	4,452	3,238	0.98	0.98	371.3	435.5	21	6	0.53	0.24
Colombia	1,464	1,431	1.21	0.58	217.1	396.4	12	4	0.80	0.31
Argentina	2,898	2,565	1.24	1.25	235.9	258.2	20	(10)	0.68	(0.44)
Rest	3,110	(5,625)					90	(1)
Total Group	649,342	588,372	0.95	0.78	150.6	187.2	3,132	1,700	0.50	0.32
Memo item:
Spain	276,313	249,072	0.63	0.53	264.5	328.4	335	149	0.12	0.07

*	Includes gross loans to customers, guarantees and documentary credits.
Data segmented based on the location of the Group company that manages the portfolio of the specified customers with credit risk
Evolution in 2007
Our ratio of non-performing loans stood at 0.95% at the end of 2007, 17 basis points higher than a year earlier. Coverage was 150.6%, down from 187.2% at the end of 2006.
Specific provisions for loan losses, net of recoveries, amounted to €3,132 million, 0.50% of the average credit exposure with customers (the year’s average lending plus financial guarantees), up from 0.32% in 2006.
Lending
The Group’s risk function organization is customer-focused. Customers are classified for the purposes of risk management into two large groups or segments: firms under individualized management and standardized firms.
•
Firms under individualized management are those customers who have been assigned, explicitly or implicitly, a risk analyst (attached to a Company Analysis Unit, Corporate Banking Risks or Risks with Financial Institutions). This category includes the segments of corporate banking, financial institutions, sovereigns and part of retail banking companies.

•
Standardized firms are the customers who have not been assigned a specific risk analyst and whose actual or potential risk is less than a pre-determined amount. These customers include individuals, individual businessmen and retail banking companies that are not segmented.

The Wholesale Banking and Companies Risks Area treats customers on a global basis (large corporates and multinational financial groups).
There is a pre-classification model for large corporates (setting of a maximum internal risk limit), based on a system of measurement and monitoring of economic capital.

The charts below show the high level of guarantees and the high degree of diversification of our loans, both geographically as well as by customer segment where activity is concentrated.
Monitoring of risks
In order to control credit quality, as well as the tasks conducted by the Internal Auditing Division, the Directorate General of Risks has a specific function to monitor risks, for which resources and executives are identified. This function is based on permanent attention to ensure there is a timely reimbursement of operations and anticipating circumstances that could affect a smooth outcome and normal development.
We have a system called Companies in Special Watch (“FEVE”) which identifies four levels on the basis of the degree of concern arising from the negative circumstances (extinguish, secure, reduce and monitor). The inclusion in one of these levels means the automatic reduction of the delegated powers. Clients in FEVE are reviewed at least every six months, and every quarter for the most serious cases. A company can end up in special watch as a result of being monitored, a change in the rating assigned, a review conducted by internal auditing or the entry into functioning of the automatic warning system.

RATINGS OF RISK BALANCES ACCORDING TO THE FIVE MONITORING SYSTEM
Million euros at December 2007.

	Extinguish	Secure	Reduce	Monitor	Total FEVE
Spain-parent bank	635	263	2,716	7,570	11,184
Portugal	154	54	203	1,337	1,748
Latin America	287	48	496	2,472	3,303
Ratings are reviewed at least every year, but if weaknesses are detected, or in the case of certain particular ratings, they are reviewed more regularly.
The following charts show the NPLs, expressed as a percentage of balances, of operations to individuals granted in Spain each year (vintages) until maturity. The pattern of evolution enables future performances to be simulated.
Analysis of the Group’s main mortgage portfolios
Mortgages account for 35% of total credit risk in Spain, with a Loan to Value (“LTV”) lower than 80% for 90% of the portfolio of mortgages for homes.
At Abbey, the mortgage portfolio is focused on first residence mortgages, with a high quality of risk in Loan to Value terms (average value of 46.3%).
MORTGAGE PORTFOLIO SPAIN
Million euros. December 2007

		% of
	Portfolio	loans
Mortgages for homes	66,737	27.9%
First residence	63,818	95.6%
Second residence	2,920	4.4%
Real estate development loans	16,569	6.9%
Total	83,306	34.9%

MORTGAGE PORTFOLIO UNITED KINGDOM
Million euros. December 2007

		% of
	Portfolio	loans
Mortgages for homes	143,004	86.3%
First Home Buyers	141,085	98.7%
Others	1,919	1.3%
Social Housing	7,861	4.7%
Total	150,865	91.1%
In order to monitor and control the portfolio, regular stress testing of the portfolio is conducted. Analyzing crisis scenarios is an additional and fundamental tool for risk measurement, the purpose of which is to measure the changes in the value of a portfolio. The integrity of the management models is strengthened when least probable, but potentially more damaging situations, are examined.
2.1 Rating tools
Since 1993, the Group has been using its own models for assigning solvency and internal ratings, which measure the degree of risk of a client or transaction. Each rating corresponds to a certain probability of default or non-payment, the result of the Group’s past experience, except for some termed low default portfolios. The Group has around 200 internal rating models for risk admission and monitoring.

Global rating tools are used for the segments of Sovereign risk, Financial Institutions and Global Wholesale Banking. Their management is centralized in the Group, both for determining their rating as well as monitoring the risk. These tools provide a rating for each customer, which is a combination of the results of a quantitative or automatic model, a qualitative model or one of expert adjustment by an analyst, and a series of final adjustments:
•
The quantitative rating is calibrated with the market price of credit derivatives, specifically credit default swaps, and with balance sheet information, giving rise to a statistical model based on the financial statements, which can also be used for institutions that do not have a liquid price in these instruments.

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
With respect to Private Companies and Institutions under Individualized Management, the parent Bank of Grupo Santander has defined a single methodology for formulating a rating in each country, based on the same models as the previous ratings: quantitative or automatic (in this case analyzing the credit performance of a selection of customers and the correlation with their financial statements), qualitative or review by the analyst, and final adjustments. Each unit contributes their own customer data, the financial statements of these customers, and examines the most statistically representative ratios. Once the specific rating for each country is created, its application is decentralized in each country, and there are various groups of analysts distributed to ensure their proximity to the customer.
In all cases, during the monitoring phase, the ratings are regularly reviewed, at least once a year, and new financial information and the experience in the development of the banking relationship taken into account. The regularity of the reviews increases in the case of clients who reach certain levels in the automatic warning systems and in those classified as special watch. The rating tools are also reviewed so that their accuracy can be fine-tuned.
In the case of Standardized Risks, both for transactions with companies (micro firm, businesses) as well as individuals, there are different scoring systems which automatically assess the proposals on the basis of the segment, product and channel.
These admission systems for new transactions are complemented by performance assessment models which are predictive, on the basis of the available information in the Group on the performance of clients in their banking relationship (balances maintained, movements, fulfillment of quotas, etc.). The information from these scorings plays a key role in risk management. Of note is their use in pre-authorized commercial campaigns.
The following charts show the distribution of exposure at December 31, 2007, once adjusted in terms of Exposure at Default (“EaD”), (i.e. which is after applying conversion factors to the off-balance sheet exposures), according to the rating and expected loss for each of the main groupings of credit risk: customers, counterparty (including positions with financial institutions and fixed-income positions, derivatives and repos with all types of counterparties), and sovereigns.
The rating distribution in the portfolio of clients corresponds to a typical profile of commercial banking. Most of the ratings below BBB are the portfolios of SMEs, consumer loans, cards and part of the Group’s mortgage portfolios. They have a high degree of granularity, lower proportional consumption of capital and levels of expected loss comfortably covered by the spread on the transactions.

Concepts of expected loss
As well as assessing the client, the analysis of transactions includes aspects such as the maturity, the type of product and the collaterals that exist, which helps to adjust the initial rating. As a result, not only is the Probability of Default (“PD”) taken into account, but also the EaD and the Loss Given Default (“LGD”).
By estimating these three factors, the expected loss of each transaction can be calculated. Its correct calculation is very important so that the price adequately reflects the resulting risk premium, and the expected loss is reflected as one more cost of the activity.
The following charts, reflecting data on non-performing loans in Spain, include the distribution of delinquent consumer and mortgage loans since 2001, according to the percentage of recoveries, after deducting all costs – including financial and opportunity – incurred in the process of recovery.

In the international sphere, the new Basel Capital Accord (BIS II) also uses the expected loss concept. Regulatory capital is determined by the difference between the unexpected and the expected loss. Meanwhile, the expected loss is compared with the loan-loss provisions that have actually been made, and if the result is higher than these then the difference must be removed from eligible shareholders’ funds. On the other hand, if the provisions are higher than the expected loss, then the difference can, with certain limits, be included as shareholders’ funds.
Master scale of ratings
In order to make the internal ratings of the various models – corporate, sovereign, financial institutions, etc. – comparable and make comparisons with the ratings of external rating agencies, the Group has a Master Ratings Scale.
The comparisons are established via the probability of default associated with each rating. These internally estimated probabilities are compared with the rates of default associated with external ratings, which are regularly published by rating agencies.
MASTER SCALE OF RATINGS

		Equivalence with:
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
The following table shows Santander Spain’s portfolio of companies by rating:

2.2. Customer segmentation for credit risk management
The table below sets out the distribution by segments of the credit exposure to customers in terms of EaD. Approximately 83% of total risk with clients (excluding sovereign and counterparty risks) pertains to SMEs and loans to individuals, underlining the commercial focus of our business and of our risks. The expected loss from customer exposure is 0.81%, or 0.68% of our total loan exposure, which can be considered as a medium-to-low risk profile.
SEGMENTATION OF CREDIT RISK EXPOSURE

BY SEGMENTS. Million euros

	EAD	%	PD Average	LGD Average	EL
Sovereign	56,827	7.6%	0.03%	25.3%	0.01%
Counterparty	69,887	9.4%	0.19%	41.2%	0.08%
Public sector	1,635	0.2%	0.65%	21.3%	0.14%
Corporate	101,383	13.6%	0.67%	40.4%	0.27%
Companies	154,076	20.6%	2.27%	29.3%	0.67%
Mortgages	257,001	34.4%	2.72%	7.1%	0.19%
Consumer	89,072	11.9%	6.10%	45.1%	2.75%
Cards	13,553	1.8%	8.30%	62.1%	5.15%
Rest	3,302	0.4%	2.40%	57.0%	1.37%
Memo item customers	620,022	83.0%	2.88%	28.0%	0.81%
Total Group	746,737	100.0%	2.41%	28.1%	0.68%
SEGMENTATION OF THE CREDIT RISK EXPOSURE

BY BUSINESS UNIT. Million euros

	EAD	%	PD Average	LGD Average	EL
Santander Branch Network Spain	146,117	19.6%	2.25%	18.2%	0.41%
Banesto	80,489	10.8%	1.23%	22.3%	0.28%
Abbey	213,275	28.6%	2.61%	14.0%	0.37%
Portugal	38,390	5.1%	1.71%	26.9%	0.46%
SCF	48,596	6.5%	4.58%	40.1%	1.83%
Latin America	130,663	17.5%	3.63%	47.1%	1.71%
Others (vertical)	89,205	11.9%	0.56%	29.9%	0.17%
Global Wholesale*	94,352	12.6%	0.51%	42.4%	0.22%
Total Group	746,737	100.0%	2.41%	28.1%	0.68%

*	Transversal measurment: some clients of Global Wholesale Banking are in other segments of the portfolio.
Measurements of expected loss by credit risk
Our expected credit risk loss (average of the economic cycle) at the end of 2007 was 0.68% of the credit exposure (0.63% in 2006 with figures adjusted by methodological changes to make them comparable with those of 2007), measured in terms of adjusted exposure (EaD). Our retail portfolios grew particularly strongly in 2007, in line with the objective of strengthening the predictable nature of our risk. This meant a small rise in expected loss, which, however, was offset by a higher financial margin and produced a higher risk adjusted return (RORAC).
When estimating expected loss and the economic capital needed, our methodology makes an adjustment to the economic cycle of losses observed, with very a rigorous criterion, taking into account the losses produced in the worst years of the cycle.
2.3 Test of reasonableness in expected loss of the parent bank
To test the calculation model for the expected loss of the parent Bank in Spain, the following table compares the specific provisions, net of recoveries, allocated on the average portfolio of customers with the estimated expected loss.
Loan-loss provisions fell substantially during 1995-99, grew again in the following years as a result of the slowdown in the Spanish economy, thereby reflecting their cyclical nature, and declined again as of 2003. The average losses must be adjusted to the effect of the economic cycle; the corrected average for the cycle of 0.35% is close to the 0.39% envisaged in the internal model in the case of the parent Bank.

2.4 Quantifying the cost of credit (observed loss)
Grupo Santander’s cost of credit is measured by various means: change in net entries (final doubtful loans, less initial doubtful loans, plus write offs, and less recovered write-offs), net loan-loss provisions (net specific provisions, less recovered write-offs) and net write-offs (write-offs, less recovered write-offs). The three approaches measure the same concept and are close to one another in the long term.
The three indicators represent successive moments in measuring the cost of credit: entry in NPLs, coverage of NPLs and becoming write-offs. However, in the long term, although the three converge, they show differences at times because the various moments which the losses are calculated are determined by accounting rules. For example, mortgages have a calendar of coverage and become write-offs more “slowly” than consumer loans. In addition, the analysis can be complicated by changes in the policy of coverage and entry into write-offs, composition of the portfolio, doubtful loans of entities acquired, changes in accounting rules, sale of portfolios and so forth.

The following charts reflect the cost of Grupo Santander’s credit and in its main areas of activity in 2007 and prior years, measured in various ways:
The general trend over the past few years has been to maintain the cost of Santander’s credit at historically very low levels — ones difficult to repeat in the future. In 2007, there was a rise in the cost of credit due to stronger growth in retail portfolios which, with a higher expected loss, have higher levels of direct return (financial margin less cost of provisions) and indirect return (induced business) and are more attractive because of the more predictable nature of this type of risk. This strategy explains the rise in the cost of credit, particularly in Latin America.
2.5 Monitoring and control systems
A solid environment of control is paramount in order to ensure appropriate management of credit risk and maintain the Entity’s risk profile within the parameters set by the Board and senior management. At the same time, from the regulatory standpoint, financial institutions are required to have a control system that is adequate for the dimension and complexity of each organization.
During 2006, within the corporate framework established in the Group for complying with the Sarbanes-Oxley Act, a corporate tool was developed on the Group’s intranet to document, manage and certify all the sub-processes, operational risks and controls for mitigating them. The Risks Division, as part of the Group, assessed the efficiency of the internal control of activities.

As a result, these assessments represent a constant strengthening of the elements of control and discipline of already existing processes.
2.6 Risk concentration
Risk concentration, within the sphere of credit risk, is a fundamental element of management. We continuously track the degree of concentration of its credit risk portfolios using various criteria: geographic areas and countries, economic sectors, products and groups of clients.
The Board’s Risk Committee establishes the policies and reviews the appropriate exposure limits for appropriate management of the degree of concentration of credit risk portfolios.
The Group is subject to the Bank of Spain regulation on “large risks” (those that exceed 10% of eligible shareholders’ equity). In accordance with Circular 5/93, no individual exposure, including all types of credit risks and equities, can exceed 25% of the Group’s shareholders’ equity. Also, the total of “large risks” cannot be more than eight times higher than equity (excluding exposures to OECD governments). At December 31, 2007, the client with the largest risk, 17.4% of eligible shareholders’ equity in accordance with the regulatory criteria, was a Spanish company with an internal rating equivalent to “A-”. Another four groups, as well as this company, reached the large risk classification. Within this group were two Spanish companies with a rating equivalent to “A-” and two European banks with a rating equivalent to “AA”.
At December 31, 2007, the 20 largest economic and financial groups, excluding AAA government and sovereign securities denominated in local currency, represented 5.0% of the outstanding credit risk of the Group’s clients (lending plus guarantees).
The Group’s Risks Division works closely with the Financial Division to actively manage credit portfolios. Its activities include reducing the concentration of exposures through various techniques such as using credit derivatives and securitizations in order to optimize the risk-return relation of the whole portfolio.
2.7 Counterparty risk
Counterparty risk is a variant of credit risk. This area includes all types of exposure with credit entities as well as the risk of solvency in treasury operations (bonds and derivatives) with other types of clients.
Control is carried out in real time through an integrated system which provides information on the available credit line of any counterparty, in any product and maturity and at any branch of the Group.
Risk is measured by both the current as well as potential market value (value of risk positions taking into account the future variation of the underlying market factors in contracts). The Equivalent Credit Risk (“ERC”) is the sum of the Net Replacement Value plus the Maximum Potential Value of these contracts in the future. In 2007, it amounted to €20,269 million.
Derivatives transactions continued to be carried out with counterparties that enjoy excellent credit quality: 75.8% of counterparty risk has a rating equal to or superior to A-.
With regard to the geographic distribution of counterparty risk, 27.0% is with Spanish counterparties, 23.9% with UK counterparties (mainly transactions by Abbey), 16.6% within the rest of Europe, 12.7% within the US and 19.0% within Latin America.
The distribution of the risk by type of counterparty shows 54% in banks, 30% in large corporations and 16% in SMEs.
The notional and/or contractual value of the contracts in the table below are net positions in these instruments, the result of both compensations as well as combinations among them, according to risk criteria.

NOTIONAL OTC DERIVATIVE PRODUCTS BY MATURITY*

Million euros at Decembers 31, 2007

					Notional values
	< 1 year	1-5 years	5-10 years	>10 years	Trade	Hedge	Total
CDS protection acquired	5,706	85,472	12,555	5	100,199	3,539	103,738
CDS protection sold	4,601	73,564	11,471	0	85,259	4,377	89,636
CDS options	0	0	0	0	0	0	0
TOTAL CREDIT DERIVATIVES	10,307	159,036	24,026	5	185,458	7,916	193,374
Equity forwards	2,256	97	0	0	323	2,030	2,353
Equity options	11,379	11,380	3,413	11	21,611	4,574	26,184
Equity swaps	2,721	7,784	4,268	0	12,767	2,006	14,773
TOTAL EQUITY DERIVATIVES	16,356	19,261	7,681	11	34,700	8,610	43,310
Fixed-income forwards	809	65	0	0	565	310	874
Fixed-income options	973	0	0	0	68	905	973
Fixed-income spot	1,236	0	0	0	294	942	1,236
TOTAL FIXED INCOME DERIVATIVES	3,018	65	0	0	927	2,157	3,083
Asset swaps	31,973	4,362	277	189	488	36,312	36,801
Exchange-rate options	41,609	4,296	633	11	25,312	21,237	46,548
Exchange-rate swaps	61,950	27,534	22,300	5,139	22,286	94,637	116,923
Other exchange-rate derivatives	171	82	0	0	211	41	253
TOTAL EXCHANGE RATES	135,703	36,274	23,209	5,339	48,297	152,227	200,525
Asset swaps	131	551	230	1,740	0	2,652	2,652
Call money swaps	40,821	4,472	2,686	0	45,240	2,740	47,980
IRS	474,211	678,418	302,562	125,459	1,053,906	526,745	1,580,651
Forward interest rates	324,302	250	281	0	324,833	0	324,833
Other interest-rate derivatives	80,629	114,309	35,170	53,692	68,824	214,976	283,800
Interest rate structures	1,551	16,664	417	346	18,763	215	18,977
TOTAL INTEREST-RATE DERIVATIVES	921,646	814,664	341,347	181,237	1,511,565	747,328	2,258,893
Commodities	245	602	638	0	654	832	1,486
TOTAL COMMODITY DERIVATIVES	245	602	638	0	654	832	1,486
TOTAL OTC DERIVATIVES	1,087,275	1,029,903	396,901	186,592	1,781,601	919,070	2,700,671
* Banesto not included
Activity in credit derivatives
Grupo Santander mainly uses credit derivatives to cover lending transactions and, to a limited extent, as part of trading.
The risk of these activities is controlled via a broad series of limits such as VaR, nominal by rating, sensitivity to the spread by rating and name, sensitivity to the rate of recovery and sensitivity to correlation. Jump-to-default limits are also set by geographic area, sector and liquidity.
At December 31, 2007, for the Group’s trading activity, the sensitivity of net positions of credit derivatives to increases in the spread of one basis point was only €710,000 euros and the average VaR in the year in these instruments was €9.5 million.
DISTRIBUTION OF RISK IN OTC DERIVATIVES BY TYPE OF COUNTERPARTY

%
Banks	53.7
Corporates	30.0
SMEs	15.6
Public bodies	0.7

OTC DERIVATIVES DISTRIBUTION BY NET REPLACEMENT VALUE AND EQUIVALENT CREDIT RISK*

Million euros, December 31, 2007

	TOTAL NET NRV			TOTAL ECR
	Trade	Hedge	Total	Trade	Hedge	Total
CDS protection acquired	742	6	748	793	-19	774
CDS protection sold	127	9	136	-697	33	-663
CDS options	0	0	0	0	0	0
TOTAL CREDIT DERIVATIVES	868	15	883	97	14	111
Equity forwards	0	27	27	0	-33	-33
Equity options	947	1,258	2,205	-104	276	173
Equity swaps	0	252	252	0	60	60
TOTAL EQUITY DERIVATIVES	947	1,537	2,485	-104	303	200
Fixed-income forwards	4	0	4	0	1	1
Fixed- income options	2	0	2	0	0	0
Fixed- income spot	0	0	0	0	0	0
TOTAL FIXED INCOME DERIVATIVES	6	0	6	1	1	2
Asset swaps	33	1,789	1,823	5	127	131
Exchange-rate options	209	232	441	32	293	325
Exchange-rate swaps	1,739	3,037	4,776	274	-1,654	-1,380
Other exchange-rate derivatives	44	1	45	25	0	26
TOTAL EXCHANGE RATES	2,025	5,060	7,085	336	-1,234	-898
Asset swaps	0	304	304	0	-9	-9
Call money swaps	62	25	87	-38	0	-38
IRS	6,609	2,382	8,990	-723	-298	-1,022
Forward interest rates	117	0	117	114	0	114
Other interest-rate derivatives	1,576	738	2,313	880	-721	159
Interest rate structures	989	5	994	332	1	333
TOTAL INTEREST-RATE DERIVATIVES	9,353	3,454	12,807	565	-1,028	-463
Commodities	6	17	23	0	7	7
TOTAL COMMODITY DERIVATIVES	6	17	23	0	7	7
TOTAL OTC DERIVATIVES	13,206	10,083	23,288	895	-1,937	-1,041
CASH COLLATERAL	-1,853	-1,136	-2,989
BOND COLLATERAL	0	-30	-30
EQUITY COLLATERAL	0	0	0
COLLATERALS	-1,853	-1,166	-3,019
TOTAL	11,353	8,916	20,269

*	Banesto not included
DISTRIBUTION OF RISK IN OTC DERIVATIVES BY COUNTERPARTY RATING

Data at December 31, 2007

%
AAA	0.9
AA	46.8
A	28.1
BBB	16.8
BB	3.9
B	0.2
Without rating	3.4
DISTRIBUTION OF RISK IN OTC DERIVATIVES BY GEOGRAPHIC AREAS

%
Spain	27.0%
UK	23.9%
Rest of Europe	16.6%
Latin America	19.0%
US	12.7%
Others	0.8%

2.8 Country-risk
Country-risk is a credit risk component in all cross-border credit transactions. Its main elements are sovereign risk, transfer risk and the risk of sharp fluctuation of local currencies.
Our regulatory country-risk exposure stood at €916 million at the end of 2007, €55 million lower than in 2006. Allowances assigned at the end of 2007 amounted to €124 million (€233.5 million in 2006). This decline was mainly due to the change of composition in the country-risk position.
The principles of country-risk management continued to follow prudent criteria; country-risk is assumed very selectively.
2.9 Sovereign risk
As a general criterion, sovereign risk is contracted in transactions with a central bank (including the regulatory cash reserve requirement), the issuer risk of the Treasury (portfolio of state debt) and that the risk arising from transactions with public institutions with the following features: their funds only come from institutions directly integrated into the State Sector; and their activities are of a non-commercial nature.
At December 31, 2007, Latin America accounted for 56% of total risk (Brazil and Mexico represented 45% of the total). The rest was mainly in the Eurozone (43% of the total), mostly in Spain (30% of the total). The increase over the end of 2006 was around 24%, as a result of the rise in positions in the Eurozone.
Latin America’s exposure to sovereign risk mainly comes from the obligations to which our subsidiary banks are subject to, for constituting certain deposits in the corresponding central banks, as well as from fixed-income portfolios maintained within the structural interest rate risk management strategy. These exposures are in local currency and are financed by locally captured customer deposits, also denominated in local currency. The exposures to sovereign risk of Latin American issuers denominated in currencies other than the official one of the country of issue amounted to €3,110 million (less than 10% of total sovereign risk with issuers).
2.10 Environmental risk
Analysis of the environmental risk of credit transactions is one of the commitments of the Strategic Plan of Corporate Social Responsibility.
Since the beginning of 2004, we have been using an Environmental Risks Valuation System (“VIDA”), developed in cooperation with the Spanish Export Credit Insurance Company (“CESCE”) and Garrigues Medioambiental. It evaluates the environmental risk inherent in each company, whether they are current or future clients.
This system gives us an environmental risk map of the portfolio of evaluated companies (very low, low, medium and high) which, if necessary, provides the option of new and more in-depth specific reviews.

Part 3. Operational Risk
Definition and objectives
We define operational risk (“OR”) as the risk of losses from defects or failures in our internal processes, employees or systems, or those arising from unforeseen circumstances. They are purely operational events, which makes them different from market or credit risks. The objective is to identify, valuate, mitigate and monitor this risk.
Our greatest need, therefore, is to identify and eliminate operational risk focuses, regardless of whether they produce losses or not. Measurement also helps management to establish priorities and to create a decision-making hierarchy.
We opted, in principle, to use the standardized method for calculating regulatory capital by operational risk, envisaged in the BIS II rules. We are weighing the best moment to adopt the focus of Advanced Models (“AM”), bearing in mind that (i) the short-term priority centres on its mitigation; and (ii) most of the regulatory requirements established to adopt the AM must be incorporated into the Standard Model and this has already been done in the case of Grupo Santander’s operational risk management model.
Management model
The Central Unit, which supervises operational risks and is responsible for the Group’s global corporate program, assesses and controls this type of risk.
The management structure of operational risk is based on the knowledge and experience of executives and experts in the different areas and units. Particular importance is attached to the role of operational risk coordinators, who are the key figures in the organizational framework.
We have adopted the following framework for the phases of the process for managing operational risk:
The main advantages of our management structure are:
•	Integral and effective management of operational risk (identification, evaluation, monitoring, control/mitigation and reporting).

•	Providing better knowledge of existing and potential operational risks and the allocation of responsibility for them by managers of the business and support lines.

•	Drawing up of data on losses, enabling operational risk to be quantified for calculating both the economic and the regulatory capital.

•	Operational risk information helps to improve the processes and controls, reduce losses and the volatility of revenues.

Implementing the model: global initiatives and results
The Corporate Department of Management and Control of Operational Risk, part of the Risk Division, has been operating since 2001. Its main functions, activities developed and global initiatives can be summarised as follows:
•	Fostering mitigation plans: controlling implementation of corrective measures as well as projects underway.

•	Presentations to senior management and development of internal rules.

•	Designation of coordinators and the creation of operational risk departments.

•	Training and exchange of experiences to communicate the best practices within the Group.

•	Design and putting into effect qualitative and quantitative operational risk tools.

•	Conciliation of databases of losses — accounting.

•	Developments for the automatic capturing of events through accounting systems.

•	Development of the corporate operational risk tool in a web-based environment.

•	Collaboration with the procurement area regarding its function in managing banking insurance related to operational risk (BBB policies, damage, civil responsibility and life).

•	Fostering contingency and business continuity plans.
The project began to be installed in the Group’s different entities in 2002. Almost all the Group’s units are already incorporated to the project with a high degree of uniformity.
Nonetheless, due to different paces of adoption, stages, schedules and the historical depth of the relevant data bases, the degree of implementation varies from country to country.
On a general basis:
•
Databases of losses classified by errors and operational types are received every month. The Group’s data base shows events (i.e. without exclusions for reasons of amount and with both the accounting impact -including positive effects as well as the non-accounting impact).

•	Self-assessment questionnaires filled in by almost all of our units are received and analyzed.

•	Operational risk indicators are available, regularly defined and updated by the main management units.

•	There are always a sufficient number of coordinators in the business and back-up areas.

•	The main events are identified and analyzed, and mitigation measures taken which, in significant cases, are disseminated to the Group’s other units as a Best Practices guide.

•	Processes are conducted to conciliate data bases with accounting.
Analysis and monitoring of controls in market operations
The turbulence in financial markets during 2007 and the increase in operational risk derived from the increasing complexity of financial instruments make it necessary to continuously strengthen the operating control efforts of activity in financial markets in the Group, enhancing the very demanding and conservative risk and operating principles that Grupo Santander already regularly applied.

Over and above regular tracking of all aspects regarding operating control, all of our units paid more attention to the following areas, and the following areas, among others, are reviewed every month by the Management Committee of each unit:
•	Review of the valuation models and in general the valuation of portfolios

•	Capturing processes and independent validation of prices

•	Appropriate confirmation of operations with counterparties

•	Reviewing cancellations and modifications of operations

•	Reviewing and monitoring the effectiveness of guarantees, collateral and risk mitigation.
Corporate Reporting
During 2005, the Corporate Department of Operational Risk developed a system for Integral Management of Operational Risk Information, updated every quarter, which consolidates the information available from each country/unit in the operational risk sphere, so that there is an integral vision with the following features:
•	Two levels of information: one corporate and the other individualized for each country/unit.

•	It enables, via maintaining a data base of events and mitigating measures, the best practices to be disseminated among countries/Grupo Santander units.
This tool collects information on:
•	Our management model for operational risk.

•	Human resources and perimeter of action

•	Analysis of the data base of errors and events

•	Operational Risk Cost and Accounting Reconciliation

•	Self-assessment questionnaires

•	Indicators

•	Mitigating measures/asset management

•	Contingency plans

•	Regulatory framework: BIS II

•	Insurance
This information acts as the base for meeting the reporting needs to the Board’s Risk Committee, senior management, regulators, rating agencies, etc.
Insurance in the management of operational risk
Grupo Santander has been a pioneer in using insurance as a key element in management of operational risk. The area responsible for operational risk has been closely cooperating with the Group’s insurance area since 2004 in all activities that entail improvements in both areas. For example:
•	Cooperation in presenting our operational risk control and management model to insurance and reinsurance companies.

•
Analysis and monitoring of recommendations and suggestions to improve operational risks made by insurance companies, via prior audits conducted by specialized companies, and the subsequent implementation of these recommendations and suggestions.

•	Exchange of information generated in both areas in order to strengthen the quality of databases of errors and the perimeter of coverage of insurance policies on different operational risks.

•	Close cooperation between local coordinators of operational risk and local coordinators of insurance, in order to enhance mitigation of operational risk.

•	Regular meetings on specific activities, status updates and projects in both areas.

•	Active participation of both areas in the unit for Global Sourcing of Insurance, our highest technical body for setting coverage strategies and contracting insurance.
As a result of this cooperation, we have insurance policies catalogued by type of operational risk according to internal and BIS II classification. At the end of 2007, 90% of banking business was catalogued.
GRUPO SANTANDER: TYPES OF COVERAGE

Object of protection	Type of coverage / BIS II category covered	Policy
Protection of the activity	Financial / I Internal fraud and II external fraud	Integral Banking Policy (BBB)
Cash and securities
Safes
	Assets/ V Material damages	Material damages
Cars
	Civil responsibility /	Civil responsibility
	IV Practices with clients, products and business and	Professional indemnity
	V Damage to physical assets	Directors & Officers
Protection of employees	Employees / III Employment practices, health	Life and personal accident
	and safety at work	Health
Product support	Products/I Internal fraud and II external fraud	Cards
Current accounts

The BBB policy protects us, for example, from disasters such as internal fraud, theft, electronic crime, forgery and fraudulent mortgages,
Part 4. Basel II Corporate Project
Santander has been firmly committed right from the start to the principles behind the Revised Framework of International Convergence of Capital Measures and Rules (“Basel II”). This framework will enable institutions to conduct internal estimates of capital to ensure solvency in the event of circumstances caused by different types of risk. As a result of this commitment, Grupo Santander has assigned all of the resources needed to ensure Basel II is successfully implemented. Several years ago, a Basel II team was formed from the Group’s different areas (Risk, Technology, Financial Control, Operations, Finance and Business. Internal Auditing verifies the whole process, as the last element of control of the entity, and Business deals with everything relating to advanced integration of internal models in management. Furthermore, specific teams have been put together to tackle various specific events so that the project’s most complex aspects are appropriately managed.
As well as this Basel II operational team, senior management has been very involved from the outset. The Corporate Supervision Committee, chaired by the Group’s third Vice-Chairman and head of the Risk Division, supervises at the highest level the launch of initiatives in the Basel II corporate project, controlling their milestones of compliance, assigning staff and approving budgets, as well as assuming institutional representation of the Group for these purposes. The Management Committee and the Board were also informed of the progress made in the project and the implications for the Group of the New Capital Accord.
In the specific case of credit risk, Basel II means recognizing, for regulatory capital purposes, the internal models that have been used for management purposes for some time, and which led, in their day, to their approval, by our regulator, for calculating statistical provisions (“FONCEI”) in certain segments of risk.
Santander has proposed adhering to the Advanced Internal Ratings Based (“AIRB”) models of Basel II for exposures which represent close to 95% of the Group’s total. The institutions which plan to install this new system for calculating regulatory capital as of January 2008 (the first year allowed by the Bank of Spain) are Santander (parent Bank), Banesto and Abbey whose portfolios account for around 70% of exposure. The rest of the most significant units will gradually adopt the AIRB focus in accordance with the schedule sent to the Bank of Spain and to the various local regulators.

During 2007, supervisory validation was conducted by both the Bank of Spain as well as the Financial Services Authority (FSA). At the end of 2007 the FSA authorized local use of Abbey’s models for the requested segments (portfolios of financial institutions, social housing, retail, including mortgages). In the case of Santander (parent Bank) and Banesto, the decision is pending for the entry into force of the relevant regulation which will empower the Spanish supervisor to grant this kind of authorization.
Given the medium-low risk profile characteristic of Santander’s businesses, with a focus on retail banking (SMEs and individual customers), Bank of Spain authorization is expected to generate significant capital savings in Pillar I, which establishes the capital requirements for covering credit, market and operational risks. The global savings that will materialize for Santander from implementing Basel II will depend on the result of the Proposal of Self-Assessment of Capital (which develops Pillar II), which takes into account the impact of the risks not considered in Pillar I as well as the benefits related to diversification by risks, businesses and geographic areas.
Aside from the supervisory validation process, Santander also completed in 2007 the necessary internal technological developments which contemplate for all business units, a common structure of data bases and calculation engine supporting the processes for estimating the parameters (PD, LGD and EaD) and calculating capital at the local and corporate levels. This focus achieved the three objectives of installing in each unit the corporate criteria established, covering the existing local requirements and attaining synergies in costs through global definitions and developments.
In addition, although the internal models of risk have been actively deployed for some time in many of the Group’s processes (setting limits, admission, tracking, pricing and/or calculating risk adjusted returns, according to portfolios), work continued on various initiatives identified for advancing in integrating these models into active management of the Group in order to extend this practice to all portfolios and further their effects.
With regards to the rest of risks explicitly contemplated in Pillar I of Basel II, in Market Risk we continued the lines of work defined some time ago in the Group for authorization of the internal model — based on calculating VaR — for regulatory purposes (note that Basel I includes recognition of the internal model of Market Risk). In Operational Risk, the Group decided to adopt the standard focus for calculating regulatory capital insofar as the objective of mitigation of this risk is appropriately articulated through all the requirements of this focus. Taking this objective into consideration, work continued on identifying and mitigating this risk throughout the Group, progress was made in developing corporate tools for self-assessment, setting and tracking of indicators, capturing events and so forth.
Pillar II is another important line of work of the Basel II Corporate Project. As well as reviewing the methodology of the Economic Capital model (supported by the Integral Framework of Risks tool), a technological approach to the platform supporting Pillar I is being made, so that all the information related to Credit Risk comes from the same source. The Group’s Economic Capital model has already been presented to the European regulators in the countries where Santander conducts activity (Supervisory College). The model will be thoroughly reviewed by regulators during 2008.
Internal validation of internal risk model
Internal validation is an unavoidable prerequisite for authorization from the supervisory body, and consists of a specialized and sufficiently independent unit within the institution to obtain a technical opinion on whether the internal model is appropriate for the purposes used (internal and regulatory) and concluding on its usefulness and effectiveness. Moreover, it must evaluate whether the risk management and control procedures are appropriate for the entity’s strategy and risk profile.
Internal validation also constitutes a fundamental support for the Board’s Risk Committee and Local Committees of Risk in their responsibilities of authorizing the use (management and regulatory) of models and their periodic review, as senior management must ensure the Group has the appropriate procedures and systems for monitoring and controlling credit risk.

The model covers systems and strategies for classifying clients and operations, estimating the parameters of risk (PD, LGD and EaD), technological systems that make implementation effective and, in general, all relevant aspects for the advanced management of risk (controls, reporting, uses, involvement of senior management, etc.). The purpose of internal validation is thus to review quantitative, qualitative and technological aspects and those related to corporate governance.
The function of Internal Validation is located, at the corporate level, within the Area of Integral Control and Internal Validation of Risk which reports directly to the Group’s third Vice-Chairman and Chairman of the Board’s Risk Committee. This global function in the Group requires the internal validation of around 160 internal models of Credit Risk, in 13 different units and with nine local regulators. This makes it necessary to apply a common methodology for internal validation, ensuring coherence and consistency in the use of IRB models for calculating capital, both from the internal standpoint as well as the Bank of Spain’s. The common methodology is applied independent of the degree of decentralization of its execution, to meet the requirements of local regulators or because of the very nature of the tests.
This corporate methodology is supported by a series of tools developed internally in Santander, which provide a robust framework for its application in all the Group’s units and automates some verifications so that the revisions are done effectively and efficiently.
Our corporate framework of internal validation is fully aligned with the criteria for internal validation of advanced models recently issued by the Bank of Spain. The criterion for separation of functions is maintained between Internal Validation and Internal Auditing which, as the last element of control in the Group, is responsible for reviewing the methodology, tools and work done by Internal Validation and to give its opinion on its degree of effective independence.
All the models of Spain-parent Bank, Banesto and Abbey UK (36 in all) were internally validated during 2007 so that they could be authorized for regulatory use during 2008.
Part 5. Economic Capital
Traditionally, the concept of economic capital has been contrasted with that of regulatory capital, as economic capital is the one required for the regulation of solvency which, until formal adoption of the new Basel II capital regulations, has been suffering from an insufficient sensitivity to risk. The new Basel II capital framework is undoubtedly going to bring both concepts closer together.
When calculating economic capital, the Bank must decide the level of losses it wants to cover with economic capital (i.e. the level of confidence with which it wants to ensure the continuation of its business). In our case, the desired confidence level to be attained with economic capital is 99.97%, above the 99.90% assumed by the regulatory capital formulas proposed in the New Basel Capital Accord. The difference between the two levels means assuming a default probability for the Group of 0.03% instead of 0.1%, three times lower than the default probability proposed by BIS II.
In terms of external rating, given the higher probability of default associated, a confidence level of 99.97% requires having sufficient capital to attain a solvency level equivalent to an AA rating, while 99.90% would only allow a rating of A-.
The Group’s model of economic capital quantifies the consolidated risk profile, taking into account all the significant risks of activity, as well as the substantial diversification effect on a multinational and multi-business group such as Santander. This economic capital model serves as the Group’s base for preparing its Proposal of Self-assessment of Capital in accordance with the Bank of Spain’s regulations under the Basel II Pillar II framework.
Within the framework of the model for the measurement and aggregation of economic capital, the risk of concentration for wholesale portfolios (large companies, banks and sovereigns) is particularly considered.

Global risk analysis profile
The Group’s risk profile at December 31, 2007, measured in terms of economic capital, is distributed by types of risk and the main business units, and is reflected below.
Credit activity, which required 48% of the Group’s economic capital, continued to be the main source of risk. This was followed by the market risk of the equity portfolio which increased significantly at the end of 2007 because of the inclusion of our stake in RFS Holdings (Banco Real).
The distribution of economic capital among the main business units reflects the diversification of the Group’s business. Latin America’s share (25.5%) was lower than in 2006.
The Group’s geographic diversification represents a profit of 23% on the consolidated economic capital and 18% for the diversification between different types of risk.
The Group’s risk-adjusted return in 2007 was 28.9%. Some methodological aspects of the internal model of economic capital were reviewed during 2007. Taking into consideration these changes, the net variation over 2006 in the global RORAC was an increase of 4.6 percentage points.
The Group periodically assesses the level and evolution of the creation of value (“CV”) and the RORAC of its main business units. The CV is the profit generated above the cost of capital employed, and is calculated using the following formula:
Creation of value = Economic profit — (average EC x cost of capital)
The economic profit is obtained by making the necessary adjustments to attributable profit, so as to extract just the recurring profit that each unit generates in the year of its activity. The cost of capital, which is the minimum remuneration required by shareholders, can be calculated objectively by adding to the risk-free return the premium that shareholders require to invest in our Group. This premium will essentially depend on the degree of volatility in the price of our shares in relation to the market’s performance. The cost of capital calculated is 9.7% for 2007.
In 2007, all of the main business units obtained a RORAC higher than the cost of capital. The relative share of each business unit in the total value created (as previously defined, the value created represents the economic profit that exceeds the cost of capital) by the Group at December 31, 2007 is shown below.
We also conduct capital planning with the main objective of obtaining future projections of economic and regulatory capital, to assess sufficiency of capital. Results forecasts for the Group are incorporated into the various scenarios in a coherent way, including their strategic objectives (organic growth, M&A, pay-out ratio, etc.), and the economic picture in the face of stress situations. Possible capital management strategies are identified to enable the Bank’s solvency and return on capital to be optimized.
Our capital planning framework gives a global vision of the capital sufficiency situation for various time periods and stress scenarios, which, in turn, complement some aspects in the PAC guide, compiled by the Bank of Spain in compliance with the objectives set in Pillar II of Basel II.

Comparing the economic capital results with available capital, it can be concluded that the Group is sufficiently capitalized to support the risk of its activity with a confidence level equivalent to an objective rating of AA.
Return on risk adjusted capital methodology (“RORAC”)
We have been using RORAC methodology in its credit risk management since 1993, with the following purposes:
•	to analyze and set prices during the decision-taking process for operations (admission) and clients (monitoring);

•	to estimate the capital consumption of each client, portfolio or business segment, in order to facilitate the optimal allocation of economic capital; and

•	to calculate the level of provisions that correspond to average expected losses.
With regards to each transaction, the economic capital calculation is based on the same variables needed to calculate the expected loss (i.e. the client’s rating, the maturity and the guarantees of the transaction). By aggregation, the economic capital of the rest of the transactions with this client can be calculated. In addition, taking into consideration the appropriate factors of diversification and correlation, the economic capital of a portfolio of clients, a business unit and the Bank as a whole can be calculated.
The spread on these transactions must not only cover costs, including the expected loss or the cost of risk, but also be sufficient for an adequate return on the economic capital consumed by these operations.
As a result, RORAC methodology enables assessment of whether the return on a transaction covers costs of the risk, the expected loss, and the cost of the capital invested in the transaction.
The minimum return on capital which a transaction must obtain is determined by the cost of capital. If an transaction or portfolio obtains a positive return, it is contributing to the Group’s profits, but it is not really creating value for the shareholder if the return does not cover the cost of capital.
RORAC methodology enables the return on transactions, clients, portfolios and businesses to be made on a homogeneous basis, identifying those that obtain a risk adjusted return higher than the cost of the Group’s capital, thus aligning risk and business management with the overall objective to maximize the creation of value.

Part 6. Reputational risk
The General Secretariat Division is responsible for managing reputational risks and compliance in Banco Santander.
As part of the General Secretariat Division, Compliance Management is entrusted with managing compliance and reputational risks. Compliance risk is understood as the possibility of failing to comply with legal regulations, rules, standards of conduct adopted by the institution, or codes of conduct applicable to Santander’s activities which could give rise to sanctions (regulatory risk). Reputational risk emanates from the perception that stakeholders, both internal and external, have of the Bank in the development of its activity. It includes legal, economic, financial, ethical, social and environmental aspects, among others. Both risks may produce a material adverse impact on results, capital or the expectations of development of Santander’s businesses.
We have established a Compliance Policy, which sets out the organization, mechanisms and existing procedures to: (i) minimize the probability of irregularities; (ii) identify, report and quickly resolve the irregularities that might occur; and (iii) justify, when necessary, that the Bank has the appropriate organization, procedures and resources to comply with the aforementioned purposes.
The specific areas where Compliance activity is particularly concentrated are:
•	Own account transactions

•	Related party transactions

•	Conflicts of interest

•	Treatment of sensitive information (confidential, reserved or privileged)

•	Prevention of money-laundering

•	Approval and marketing of financial products

•	Preparation and dissemination of information and documents for markets (material facts, periodic public information, prospectus, etc.)

•	Protection of personal data

•	Institutional relations with regulatory bodies

•	Handling of customers’ complaints

•	Verifying specific aspects related to the Markets in Financial Instruments Directive (“MiFID”)
The Compliance function is developed with various levels of responsibility and different tasks by the Board of Directors, which approves the general policy and receives information on how it is implemented by the Audit and Compliance Committee. The Audit and Compliance Committee supervises compliance with both the Code of Conduct in the Securities Markets and the manuals and procedures to prevent money-laundering. The Audit and Compliance Committee also reviews the compliance of actions and measures that are the result of reports or measures of supervisors, and of Senior Management, which fosters compliance with the policy in its respective areas of responsibility.
Compliance Management carries out the policy of compliance together with other areas or units which, for operational or specialization reasons, do not organically form part of Compliance Management, but help Compliance Management to execute the policy. In addition to ensuring that the policy is appropriately executed, Compliance Management must: (i) advise on how to resolve doubts regarding the policy; (ii) keep the General Secretary, the Audit and Compliance Committee and the Board informed of the state of execution of the policy; and (iii) promote the creation of a corporate culture of compliance.

Compliance Management reports on an ongoing basis to the Board via the Audit and Compliance Committee. The Chief Compliance Officer took part in 10 of the 13 meetings held during 2007. The Compliance Committee, which monitors the Compliance Policy, held four meetings in 2007.
Adapting to MiFID and marketing of financial products
During 2007, Compliance Management participated in the process of adapting to MiFID (2004/39) (see “Item 4. Information on the Company— B. Business Review-Recent Legislation”), mainly regarding the marketing of financial products. The new requirements introduced by MiFID demand greater information from customers and from new categories of customers and types of products and made it necessary to reform the former Procedures Manual for selling financial products to retail clients. The former Procedures Manual had been used since 2004 and was replaced by the current Manual of Procedures for Marketing Financial Products, approved by the Executive Committee on October 29, 2007.
We also made a great effort to prepare employees affected by the new Directive by implementing a training plan structured in three levels: an introduction course (basic concepts) in which 20,448 employees participated; a basic level (specific actions in certain units) attended by 18,546 employees and; an advanced level (modules differentiated by subject matter) attended by 2,275 people.
Our Compliance area, via the Global Committee of New Products, develops all the processes related to approving new products and services offered to customers. This committee held 14 meetings in 2007 at which 186 products or families of products were reviewed.
Relations with supervisory authorities and dissemination of information in the markets
Compliance Management is responsible for responding to the information requirements of the regulatory and supervisory bodies in Spain and in other countries where the Group operates. In addition, it monitors the implementation of measures resulting from reports or inspection activities of these supervisory bodies. Finally, Compliance Management supervises the way in which the Group disseminates institutional information in the markets, ensuring it is done transparently and in accordance with the requirements of regulators.
Compliance Management received and replied to a total of 103 information requirements during 2007 and informed the Audit and Compliance Committee of the most significant ones.
The Bank made public 119 relevant facts, both in Spain and in the rest of the markets where its shares are traded.
Off-shore centers
In accordance with the recommendations of the Bank of Spain in the 2003 Report of Banking Supervision in Spain regarding subsidiaries and branches in tax havens, Compliance Management reports every year on these establishments. The report for 2007 concluded that control of them from the standpoint of money-laundering was adequate and that the phase of implementing the policy for consolidated risk management of knowledge of customers was being satisfactorily concluded.
Anti-money laundering
Santander is aware of the importance to advanced societies of fighting money-laundering and the financing of terrorism and is keeping its commitment to cooperate with governments and authorities in all countries where it operates. Santander is strengthening its policies and procedures at the global level and applying them in all its units and subsidiaries, in line with the strictest guidelines and mandates of the Financial Action Task Force (“FATF”), the Basle Banking Supervision Committee, the EU Directive on Money-Laundering and the US Patriot Act. The prevention of money-laundering is a very important part of our culture.
The organization for prevention is a pyramid-shaped structure involving the whole Group. At the top is the Analysis and Resolution Committee, which defines the policies and general objectives. The Central Department for the Prevention of Money-laundering is responsible for implementing, coordinating and globally supervising the system. Below it is staff responsible for prevention systems in their respective areas (business areas, units, branches and accounts). This central organization is replicated in all countries. The prevention system at Santander throughout the world is subject to the policies, control and direct supervision of the parent Bank in Spain.

The prevention organization covers 232 units in 40 countries. In 2007, 413 Group employees were involved in fighting money-laundering and the financing of terrorism, two-thirds of which were full time.
Our policies are set forth in Corporate Manuals, approved by the Board of Directors of Banco Santander (universal, private and correspondent banking). These internal regulations were last updated in December 2007. They regulate all aspects related to the prevention of money-laundering and the financing of terrorism and are implemented in all the Group’s units.
Our website, www.santander.com, contains the Group’s policies and procedures for the prevention of money-laundering. The information on our website is not incorpored by reference into this Annual Report.
Our model is based on “Customer Acceptance Policies”, which establish rigorous filters, such as a ban on operating with certain people or risk sectors and, in other cases a strict regime of authorization. The business areas with the highest risk have specific and much more demanding regulations. Forms must be filled out regarding identification, activities, origin of the capital, references, and so forth.
In order to control and analyze risk transactions, we have installed a mixed model in all units, which covers all transactions and involves everyone in the Group. The model, unique in banks of our size, combines decentralized software in business areas with centralized applications in money-laundering prevention departments. BlanCa II, the corporate tool of centralized control, enables us to increase the scope of reviews by incorporating the profiles of each customer, whose breaches are analyzed on a centralized basis. This complements the decentralized analysis by each business unit and allows an operation susceptible of being linked to money-laundering or the financing of terrorism to be analyzed, identified and monitored.
These tools cover not only the transactions of the branch network, but also those in the securities markets, correspondent and direct banking.
One of the obligations in the regulations of all countries is to train employees in techniques that enable them to detect and prevent potential money-laundering transactions. The staff in all units receive training by experts. Specialized training has also been developed for certain areas, such as private and correspondent banking.
In 2007, 79,948 employees received training in all the different levels of prevention of money-laundering, including awareness, strengthening and updating and specialization (8,019 in Spain and 71,839 in other countries).
Our prevention system is under constant review. The Central Department for the Prevention of Money-laundering, whose main function is to implement policies and procedures globally, also directly supervises activities. During 2007 it reviewed 147 units, 26 of them in Spain and the rest abroad, and issued reports on the steps to be taken to improve or strengthen systems.
In addition, the Internal Auditing Division has regular review programs in branches and throughout the organization responsible for money-laundering prevention. It conducted thorough review during 2007.
Lastly, many units undergo regular reviews by external auditors. In 2007, Deloitte conducted a full review of the parent Bank’s global system for the prevention of money-laundering and in the rest of the units in Spain. Deloitte stated in its report that the review showed no deficiency in the prevention model.
All units have procedures for communicating suspicious transactions to authorities, ensuring the strictest confidentiality. The Group opened and investigated 26,694 cases in 2007 on customers and transactions which showed signs of links to criminal activities, of which 6,923 were reported to authorities of the respective countries.
Santander is a founding member of the Wolfsberg Group (www.wolfsberg-principles.com) along with 11 other large international banks. The Group’s objective is to establish international standards that increase the effectiveness of programmes to fight money-laundering and the financing of terrorism. Various initiatives have been developed on the prevention of money-laundering in private and correspondent banking and the financing of terrorism, among others. All regulators in the world and experts in this area believe that the principles and guidelines set by this Group are a major reference in the fight against money-laundering, corruption, terrorism and other serious dangers. At the beginning of 2007, the Group, together with Transparency International and the Basel Institute on Governance, published a Declaration Against Corruption.

MAIN INDICATORS OF ACTIVITY

			Transactions
	Subsidiaries	Number of files	communicated to the	Number of employees
Year 2007	reviewed	investigated	authorities	trained

Spain	26	2,462	241	8,109

Abroad	121	24,232	6,682	71,839

Total	147	26,694	6,923	79,948
Part 7. Risk training activities
Santander has a Corporate School of Risks, which helps to consolidate the risk management culture in the Bank and ensures the training and development of all risk professionals with the same criteria.
The school, which gave 32,872 hours of classes to 3,032 employees during 2007, is the base for strengthening the Bank’s leadership in this sphere by continuously enhancing the skills of all those who work in the Risk area.
The school also trains employees in other business segments, particularly the commercial area, aligning the demands of risk management with business objectives.

Part 8. Market Risk
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
We are exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities, and off-balance sheet items denominated in different currencies, either as a result of trading or in the normal course of business. We maintain non-trading open currency positions arising from our investments in overseas subsidiaries, affiliates and their currency funding. The principal non-trading currency exposures are the euro to the US dollar and the British pound and the euro to the main Latin American currencies. Trading foreign exchange rate open risk is not material compared to non-trading foreign exchange risk.
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
The Group also has an incipient activity in credit derivatives. These derivatives are used to hedge credit risk in fixed income portfolios and to provide financial services to clients. To a lesser extent, they are used in proprietary trading and to diversify the global credit portfolio. Most of the activity is made in credit default swaps on individual names or indices.

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
Its main functions are to:
•	Identify and define the main types of risk incurred efficiently and comprehensively to be consistent with the management and strategy of the business.

•	Quantify and inform the business areas of the risk levels and profile that senior management believes can be assumed, in order to avoid undesired risks.

•
Give flexibility to the business areas to build risk positions efficiently and on a timely basis according to changes in the market and in the business strategies, and always within the risk levels regarded as acceptable by the Group.

•	Allow the generators of business to take prudent risks which are sufficient to attain budgeted results.

•	Establish investment alternatives by limiting equity consumption.

•
Define the range of products and underlying assets with which each unit of Treasury can operate, taking into consideration features such as the model and valuation systems, the liquidity of the tools used, etc. This will help to constrain all market risk within the business management and defined risk strategy.

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
Credit risk is managed through the use of credit derivatives.
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
The standard methodology used is based on historical simulation (520 days). In order to capture recent market volatility in the model, our DCaR figure is the maximum between the 1% percentile and the 1% weighted percentile of the simulated profit and loss distribution. This loss distribution is calculated by applying an exponential decline factor, which accords less weight to the observations furthest away in time.
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

Our equity price risk arises from our portfolio of investments in industrial and strategic shareholdings. However, in the last few years the Group’s equity price risk has decreased due to divestments in the industrial and strategic equity portfolio.
2.2 Interest Rate Risk
The Group analyzes the sensitivity of net interest margin and market value of equity to changes in interest rates. This sensitivity arises from gaps in maturity dates and review of interest rates in the different asset and liability accounts. Certain re-pricing hypotheses are used for products without explicit contractual maturities based on the economic environment (financial and commercial).
On the basis of the positioning of balance sheet interest rates, as well as the market situation and outlook, the financial measures are agreed to adjust the positioning to levels desired by the Group. These measures range from taking positions in markets to defining the interest rate features of commercial products. We manage investments by determining a target range for each sensitivity and providing the appropriate hedge (mainly with government debt, interest rate swaps and interest rate options) in order to maintain these sensitivities within that range.
The measures used to control interest rate risk are the interest rate gap and the sensitivity of net interest margin and market value to changes in interest rates, VaR and analysis of scenarios.
a) Interest rate gap of assets and liabilities
Interest rate gap analysis focuses on lags or mismatches between changes in the value of asset, liability and off-balance sheet items. Gap analysis provides a basic representation of the balance sheet structure and allows for the detection of interest rate risk by concentration of maturities. It is also a useful tool for estimating the impact of eventual interest rate movements on net interest margin or equity.
All on- and off-balance sheet items must be broken down by their flows and analyzed at in terms of repricing and maturity. In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates are made of their duration and sensitivity.
b) Net interest margin sensitivity (NIM)
The sensitivity of net interest margin measures the change in the short/medium term in the accruals expected over a particular period (12 months), in response to a shift in the yield curve.
It is calculated by simulating the net interest margin, both for a scenario of a shift in the yield curve as well as for the current scenario. The sensitivity is the difference between the two margins calculated.
c) Market value of equity sensitivity (MVE)
Net worth sensitivity measures in the long term (the whole life of the operation) the interest risk implicit in net worth (equity) on the basis of the effect that a change in interest rates has on the current values of financial assets and liabilities. This is an additional measure to the sensitivity of the net interest margin.
d) Value at Risk (VaR)
The Value at Risk for balance sheet activity and investment portfolios is calculated with the same standard as for trading, historical simulation with a confidence level of 99% and a time frame of one day. Statistical adjustments are made which effectively and quickly incorporates the latest developments that condition the risk levels assumed.

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
Net accumulated illiquidity is defined as the 30-day accumulated gap obtained from the modified liquidity gap. The modified contractual liquidity gap is calculated on the basis of the contractual liquidity gap and by placing liquid assets or repos at the point of settlement and not at their point of maturity.
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

Quantitative analysis1
A. Trading activity2
Quantitative analysis of daily VaR in 2007
Our risk performance with regard to trading activity in financial markets during 2007, measured by daily Value at Risk “VaR”, is shown in the following graph.
VaR during 2007 fluctuated 90% of the time in a range between €20 million and €35 million, with two exceptions. The first, at the end of July, was due to the greater volatility in Brazilian markets. The subsequent decline in VaR was because of reduced positions, particularly fixed income and currency in Brazil. The temporary rise at the end of August was due to the increased volatility in all financial markets, which particularly affected Brazil. The minimum VaR for the year of €19.6 million was reached on November 19, as a result of the reduced positions in the treasuries of Madrid and Mexico.
As the VaR calculation is affected by market volatility, which increased significantly during the second half of 2007, the average assumption of risk (i.e., the taking of net open positions) was considerably lower in that period than in the first half of the year.
The average VaR of the Group’s trading portfolio in 2007 (€28.9 million) was lower than in 2006, despite higher volatility. Compared to other financial groups, the Group has a medium/low trading risk profile. The dynamic management of VaR enables the Group to adopt changes of strategy in order to exploit opportunities in an environment of uncertainty.

1	All figures in this report are measured in euros. The exchange rate used is the one quoted in the market on the reference date.

2	Banesto is not included in the Group’s VaR for trading activity.

The following risk histogram shows the distribution of average risk in terms of VaR during 2007. It was between €24.5 million and €34.5 million on 88.4% of days and between €27 million and €32 million on 62% of days.
Risk by factor
The minimum, maximum, average and year-end 2007 risk values in VaR terms were as follows:

		Minimum	Average	Maximum	Last
TOTAL TRADING	Total VaR	19.6	28.9	56.1	27.7
	Diversification effect	(3.1)	(11.1)	(17.3)	(10.5)
	Fixed-Income VaR	15.4	24.3	44.1	26.0
	Equity VaR	3.7	5.8	12.1	4.6
	FX VaR	5.4	9.8	17.4	7.6

LATIN AMERICA	VaR Total	12.9	22.3	48.4	15.2
	Diversification effect	(0.1)	(8.6)	(15.1)	(10.0)
	Fixed-Income VaR	11.2	20.1	38.9	16.9
	Equity VaR	2.0	4.0	11.3	3.5
	FX VaR	3.4	6.8	13.7	4.7

USA	VaR Total	0.6	1.7	3.3	0.9
	Diversification effect	0.0	(0.6)	(2.6)	(0.8)
	Fixed-Income VaR	0.5	1.5	3.3	0.8
	Equity VaR	0.0	0.2	1.6	0.3
	FX VaR	0.1	0.5	2.5	0.5

EUROPE	VaR Total	6.3	12.0	23.2	18.3
	Diversification effect	(3.1)	(6.0)	(13.1)	(4.6)
	Fixed-Income VaR	4.7	9.3	18.0	15.6
	Equity VaR	2.7	4.1	7.2	3.0
	FX VaR	1.0	4.7	14.9	4.2
EUR million

The average VaR was €6.8 million lower than in 2006, due to the decline in fixed-income risk which dropped from €32.5 million to €24.3 million. The average risk of the two other main factors - equities and exchange rates (€5.8 million and €9.8 million, respectively) increased slightly in 2007 (€4.0 million and €9.2 million, respectively). The reduction of fixed-income risk mainly took place in Latin America, where its average VaR was €20.1 million in 2007, down from €26.0 million in 2006.
Although credit derivatives activity continued to rise in 2007, due to the still relatively low exposure of the credit risk factor, it is still included in fixed-income. It will be shown separately in the future insofar as its level of activity or risk requires it.
The performance of the VaRD during 2007 underlines the Group’s flexibility and agility in adapting its risk profile on the basis of changes in strategy stemming from an evolving assessment of market expectations.
Distribution of risks and results
•	Geographic distribution
Latin America contributed 77% of the Group’s total VaR in trading activity and 38% in economic results. Europe, contributed 59% of results and 22% of global risk, as most of its treasury activity focused on professional clients. New York contributed 3.6% of results and 0.4% of global risk.

The minimum, average, maximum and year-end risk values in daily VaR terms, by geographic area, are shown in the following table.
Risks statistics in 2007
(€ million)

	Minimum	Average	Maximum	Last
TOTAL	19.6	28.9	56.1	27.7

EUROPE	6.3	12.0	23.2	18.3
USA	0.6	1.7	3.3	0.9
LATIN AMERICA	12.9	22.3	48.4	15.2
EUR Million
Monthly distribution of risks and results
The following chart shows that the risk assumption profile, in terms of VaR, was relatively constant in 2007. The profile of monthly economic P&L, on the other hand, was much more erratic. The months with the highest profits were those in the first half of 2007, before the subprime crisis in August, after which activity in many financial markets, particularly primary ones, was substantially reduced. The two months with the worst results, August and December, coincided with periods of global turbulence in the financial markets. On average, the risk assumption profile was relatively constant. May and June were the two months with the highest level of risk because of the general rise in volatility in financial markets. The performance of results, on the other hand, was less erratic.

Histogram of daily Marked-to-Market (“MtM”) results
The following histogram of frequencies shows the distribution of daily MtM results on the basis of size. The daily yield was between €-7 and €+7 million on 258 days (69% of the days of the market).
Risk management of structured derivatives
Our structured derivatives activity (non-organized markets) is mainly focused on structuring investment and hedging products for clients. These transactions include options on equities, currencies and fixed-income instruments.
The units where this activity mainly takes place are: Madrid, London, Brazil and Mexico and, to a lesser extent, Chile and Portugal.
Most of the time, risk moved in a range between €5 and €11 million. The main exception was between the end of July and the end of September, because of the rise in risk resulting from the general increase in volatility in global financial markets. The maximum risk, for these reasons, was reached on August 20 (€20.5 million) and the minimum on February 12 (€4.1 million), in a context of low volatility.
Test and calibration measures
In accordance with the BIS recommendations for gauging and monitoring the effectiveness of internal market risk measurement and management systems, in 2007 we carried out regular analysis and contrasting measures which confirmed the reliability of the model.
Scenario Analysis
Different stress test scenarios were analyzed during 2007. A scenario of maximum volatility, which applies six standard deviations to different market factors as of December 31, 2007, generated results that are presented below.

Maximum volatility scenario
The table below shows, at December 31, 2007, the maximum losses for each product (fixed-income, equities and currencies), in a scenario in which volatility equivalent to six standard deviations in a normal distribution is applied (interest rate rises, falls in stock markets, the dollar’s slide and the rise in volatility).
Maximum volatility Stress Test

€ million	Fixed income	Equities	Exchange rate	Volatility	Total
Total Trading	-19.2	-5.7	-35.4	7.4	-52.9
Europe	14.9	0.4	-2.6	7.3	20.0
Latin America	-36.2	-5.5	-34.1	0.1	-75.7
USA (New York)	2.0	-0.5	1.4	0.0	2.9
The stress test shows that the economic loss suffered by the Group in the MtM result would be, if this scenario materialized in the market, €52.9 million, and would be concentrated in Latin American fixed income.
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
In the euro-dollar area, the Financial Management Area directly manages the risks of the parent Bank and coordinates management of the rest of the units that operate in convertible currencies. There are local teams in the banks in Latin America that manage balance sheet risks under the same frameworks, in coordination with the global Financial Management Area.
The Asset and Liability Committees (ALCO’s) of each country and, where necessary, the Markets Committee of the parent Bank are responsible for the risk management decisions.
B.1.1. Quantitative analysis of interest rate risk in 2007
a) Convertible currencies
At the end of 2007, the sensitivity of net interest margin at one year, to a parallel rise of 100 basis points in the euro yield curve, was negative €362 million, almost all corresponding to the parent Bank. The sensitivity of the net interest margin of other convertible currencies was insignificant.
In addition, at the end of 2007, the sensitivity of net worth to parallel rises of 100 basis points in the most relevant yield curves was concentrated in the euro curve (-€161 million) and in the sterling curve (-£197 million).
Generally speaking, during the second half of 2007, balances were positioned to protect them from a scenario of interest rate cuts.

3.	Includes the total balance sheet except for trading portfolios

Structural Gap. Santander Parent Company (December 31, 2007)

	Not	Up to 1			More than 5
€million	sensitive	year	1-3 years	3-5 years	years	TOTAL
Money and securities market	—	28,444	111	2,723	8,824	40,102
Loans	—	114,366	24,309	3,048	2,380	144,103
Permanent equity stakes	71,956	—	—	—	—	71,956
Other assets	6,120	33,105	—	—	—	39,225
Total assets	78,076	175,915	24,420	5,771	11,204	295,386
Money market	—	28,253	10	2	—	28,266
Customer deposits	—	16,601	10,139	12,562	13,121	52,423
Debt Issues and securitizations	—	120,565	113	1,107	245	122,231
Shareholders’ equity and other liabilities	59,931	38,527	1,089	831	1,695	102,074
Total liabilities	59,931	203,946	11,552	14,502	15,062	304,994
Balance sheet Gap	18,144	(28,032)	12,869	(8,732)	(3,858)	(9,608)
Off-balance sheet structural Gap	—	10,172	2,465	731	(494)	12,873
Total structural Gap	18,144	(17,859)	15,333	(8,001)	(4,352)	3,265
Accumulated Gap	—	(17,859)	(2,526)	(10,527)	(14,879)	—
b) Latin America
The interest rate risk of Latin America’s balance sheet management portfolios, measured by the sensitivity of market value of the net interest margin (NIM) to a parallel movement of 100 basis points, remained at low levels during 2007 and moved within a narrow band (maximum of €54 million in October). In terms of equity sensitivity, it fluctuated in a wider range of between €300 million and €400 million, with a downward path in the second half of the year mainly because of reduced positions of the portfolio in Mexico. The aim of this portfolio of government securities in local currencies and interest rate swaps is to cover possible losses in net interest margin.
At the end of 2007, the risk consumption for the region, measured by the market value of equity sensitivity to 100 basis points, was €326 million (€377 million in 2006), while that of the net interest margin at one year, measured by its sensitivity to 100 basis points, was €21 million (€20 million in 2006).

Interest rate risk profile at December 31, 2007
The gap tables below show the distribution of risk by maturity in Latin America as of December 31, 2007 (Figures in millions of euros).

Gaps in Local Currency	TOTAL	0-6 months	6-12 months	1-3 years	> 3 years	Not sensitive
Assets	104,788	57,014	3,957	14,557	14,937	14,208
Liabilities	105,690	66,334	4,285	12,320	2,841	19,910
Off-balance Sheet	77	(806)	6,047	(7,125)	1,435	526
Gap	(825)	(10,232)	7,096	(5,381)	12,967	(5,274)

Gaps in Foreign Currency	TOTAL	0-6 months	6-12 months	1-3 years	> 3 years	Not sensitive
Assets	23,636	13,984	2,165	1,985	3,504	1,998
Liabilities	22,734	14,041	3,497	1,807	2,680	708
Off-balance Sheet	(77)	(1,330)	(11)	221	1,262	(219)
Gap	825	(1,387)	(1,343)	399	2,086	1,071
Net Interest Margin (NIM) sensitivity
For the whole of Latin America, the risk consumption at the end of 2007 was €21 million (sensitivity of net interest margin at one year to 100 basis points). The geographic distribution is shown in the graph below.
More than 90% of the risk is concentrated in four countries: Puerto Rico, Brazil, Chile and Venezuela.
NIM Sensitivity by countries
Others: Colombia, Panama, Santander Overseas and Uruguay

Market Value of Equity (MVE) sensitivity
For the whole of Latin America, the risk consumption at the end of 2007 was €326 million (MVE sensitivity to a parallel movement of 100 basis points in the yield curve). The geographic distribution is shown in the graph below.
More than 90% of the risk is concentrated in four countries: Chile, Brazil, Puerto Rico and Mexico.
MVE Sensitivity by countries
Others: Colombia, Panama, Santander Overseas and Uruguay
B.1.2. Structural management of credit risk
Structural management of credit risk aims to reduce the concentrations which naturally occur as a result of commercial activity through the sale of assets. These operations are financed by the acquisition of other assets, which enables the diversification of the lending portfolio as a whole. The Financial Management Area analyzes these strategies and makes management proposals to the Assets and Liabilities Committee in order to optimize exposure to credit risk and to create value.
During 2007:
•
€44,500 million of loans were securitized, of which €30,250 million were placed in the market. In the secondary market €1,000 million of securitization bonds (AAA and AA), €96.5 million (BBB) and €14.6 million (BB) were sold;

•	hedging of securitization bonds took place (€2,400 million); and

•	in the second half of 2007, due to the deterioration in the credit market, €2,500 million of AAA securitization bonds were re-purchased, as the high spreads did not justify their underlying risk.
B.1.3. Management of structural liquidity
Structural liquidity management aims to finance the Group’s recurring activity in optimum conditions of maturity and cost and avoid assuming undesired risks.

Santander manages its liquidity on the basis of a comfortable structural liquidity position because of its retail banking nature. Its management principles are based on prudence and anticipation as follows:
•
Comfortable structural liquidity position. Santander is fundamentally a retail bank, therefore customer deposits are the main source in its financing structure of liquidity. These deposits added to capital and the rest of similar instruments enable us to cover most of the Group’s liquidity needs, making financing from the wholesale markets small.

•
In Latin America, deposits are larger in volume than loans which means that financing in the wholesale markets is in practice residual, and principally for reasons of presence and diversification. For the rest of the Group (denominated as “area of convertible currencies”), the deposits added to the permanent funds in the balance sheet (capital and similar liabilities) cover around three-quarters of loans net of securitizations. In convertible currencies, only one-quarter of unsecuritized loans are financed via the wholesale markets with medium- and long-term debt with an adequate structure.

•
Ample access to the wholesale liquidity markets on the basis of high short-term and long-term ratings. In the last two years, all of the rating agencies have upgraded Santander’s long-term rating, bringing it to AA or higher (Moody’s rating is Aa1, equivalent to AA+; the other three put it at AA) at the end of 2007 and each with stable outlook.

•
Diversification of markets and instruments to obtain liquidity. The Group has an active presence in a broad and diversified series of financing markets, limiting dependence on specific markets and maintaining available a comfortable capacity of recourse to the markets. This enables us to have an adequate structure of medium-term and long-term issues, with reduced recourse to short-term wholesale financing. At the end of 2007, commercial paper and notes only accounted for 7% of total wholesale financing. This structure is based on securitizations (around one-third of the total) and a portfolio of medium-term and long-term issues (around 60% of the total), well diversified by products and with an average maturity of 4.4 years.

•
High capacity to obtain liquidity on the balance sheet. The Group maintains on its balance sheet a diversified portfolio of liquid assets, or those that can become so in the short term appropriate to their positions. In addition, the Group has a large amount of assets available in the European Central Bank that can be discounted (around €30 billion on average in the first quarter of 2008).

•
Independence of the subsidiaries in financing within a centralized management. The most important subsidiaries, except for Santander Consumer Finance, must obtain their financing in wholesale markets in accordance with their needs, establishing their own liquidity plans and contingencies, without recourse to lines from the parent Bank to finance their activity.

The Group, as a holding company, carries out the functions of control and management, which means planning the funding needs, structuring the financing sources, optimizing their diversification by maturities, instruments and markets, as well as defining the contingency plans.
In practice, the Group’s liquidity management consists of the following:
•
A liquidity plan is drawn up every year, based on the financing needs resulting from the business budgets. On the basis of these needs, and bearing in mind the limits on recourse to short-term markets, the annual issuance and securitization plan is established.

•	During the year the evolution of financing needs is regularly monitored, giving rise to changes to the plan.

•
Control and analysis of liquidity risk is also very important. Its first objective is to ensure that the Group maintains acceptable levels of liquidity to cover its financing needs in the short and long-term under normal market situations. Various measures are used to control the balance sheet such as the liquidity gap and liquidity ratios.

Various scenarios, such as stress scenarios, are also analyzed, in which additional needs are considered because of different rare but possible events. By doing this, all eventualities that could affect the Group, with a greater or lesser probability are covered, which enable it to prepare the corresponding contingency plans.

The analysis conducted in the last four months of 2007 showed that the Group, even in a scenario of minimal demand for medium-term and long-term issues, maintained a comfortable liquidity situation.
In 2007, the Group’s units in convertible currency areas captured €44,000 million in medium-term and long-term issues in the wholesale markets, and securitized assets of another €44,500 million.
The Group was particularly active in the first half of 2007 in capturing medium- and long-term funds in the capital markets, at a time when these markets reflected a very positive situation in terms of liquidity and costs. This enabled us to face the deterioration in the markets in the second half of the year in a very comfortable position.
As of the summer of 2007, the Group completed some one-off operations, mainly to finance the acquisition of ABN AMRO, through transactions which were placed at a very reasonable cost taking into consideration the general situation of the markets.
We also took advantage of the second half of 2007 to develop short-term financing markets such as commercial paper and CDs. Due to our conservative liquidity management policies, the Group maintained a very small recourse to short-term institutional financing, enabling us to go to these sources when there are tensions in the longer maturity markets.
Our structural liquidity situation (with 75% of its needs covered via deposits and permanent funds of the balance sheet in the area of convertible currencies and more than 100% in the Latin American banks) and the quantity and quality of our liquid assets have and continue to enable us to maintain normal lending activity.
B.2. Exchange rate risk; Portfolio of industrial and strategic shareholdings
B.2.1. Exchange rate risk
Structural exchange rate risk arises from Group operations in currencies, mainly permanent financial investments, results and the dividends of these investments.
This exchange rate risk management is dynamic and seeks to limit the impact on equity of currency devaluations and to optimize the financial cost of hedging.
As regards the exchange-rate risk of permanent investments, the general policy is to finance them in the currency of the investment provided the depth of the market allows it and the cost is justified by the expected depreciation. One-off hedging is also done when a local currency could weaken against the euro significantly more quickly than the market is discounting.
At the end of 2007, the Group had hedged, through options structures, all of its significant stakes in its foreign subsidiaries (including Banco Real). This protected the Group from the impact of a certain level of currency depreciation on its capital.
In addition, we manage the expected exchange rate risk of the Group’s results and dividends in those units whose base currency is not the euro. In Latin America, local units manage the exchange rate risk between the local currency and the dollar, the currency used to manage the region. Financial Management at the consolidated level is responsible for its part of the risk management between the euro and the rest of convertible currencies.
B.2.2. Portfolio of industrial and strategic shareholdings
In 2007 the Group’s exposure in industrial and strategic equity portfolios increased 30% in MtM terms, partly due to the positive revaluation of the market prices (for instance, Cepsa, the greatest position in the portfolio, rose 18% in the year) and partly due to the entrance of new positions. All in all, the risk of the structural equity portfolio, measured in terms of VaR, increased €133.7 million compared to the end of 2006, up to €411.3 million, partly due to the increase in market volatility.
The average daily VaR for the year 2007 was €396.7 million, with a minimum of €297.8 million and a maximum of €469.8 million, in January and August 2007, respectively.

C. Exposures related to assets or special businesses
Grupo Santander’s exposure to instruments and complex structured vehicles is very limited with: no exposure to subprime mortgages, no material exposure subject to Mark-to-Model, and limited exposure to hedge funds, asset backed securities, monolines, conduits, etc.
This policy meant that this type of activity had no negative impact on our 2007 results.
Santander’s policy regarding the approval of new transactions has traditionally been very prudent and conservative, as it is subject to strict supervision by the Group’s senior management. Before giving the green light to a new transaction, product or underlying asset, the Risk Division verifies the following:
•	The existence of an appropriate valuation model to monitor the value of each exposure: Mark-to-Market, Mark-to-Model or Mark-to-Liquidity;

•	The availability in the market of the necessary inputs to apply this valuation model;

•	The availability of duly adapted and appropriate systems to calculate and monitor each day the results, positions and risks of the new operations raised; and

•	The degree of liquidity of the product or underlying assets, in order to make their coverage possible when deemed necessary.
Note that the first two points must always be met.
Without detriment to the Group’s limited exposure to businesses or special vehicles, the Group’s exposure to the various instruments are as follows:
•	CDOs and other complex credit instruments: the Group’s total exposure to these instruments is small (less than €25 million).

•
Hedge funds: the main exposure is via the financing to these funds (counterparty risk). This exposure, however, is not significant (€1,906 million at the end of the year, of which €101 million was in trading portfolios and the rest in investment portfolios) and with low levels of Loan-to-Value of around 45% (collateral of €4,227 million at the end of the year).The risk with this type of counterparty is analyzed case-by-case, establishing the percentages of collateral on the basis of the features and assets of each fund.

•	Investments in structured investment vehicles, SIV-Lites and other investment vehicles with high leverage: no exposure.

•	Conduits: at the end of 2007, the Group had two conduits promoted in the past, which have always been in the Group’s perimeter of consolidation:
• Altamira: at the end of 2007 it had total assets of €276 million, none of them related to mortgage operations. At that date, it was in the process of being wound down and integrated into the Group’s standard structure.
• Cantabric: at the end of 2007 total assets amounted to €183 million. The underlying asset is short-term commercial paper generated by retail banking activity in Spain, with a high degree of diversification and small nominal amounts.
•
Monolines: Santander’s exposure to these bond insurance companies at the end of 2007 was less than €350 million, mainly concentrated in the indirect exposure (€342 million), by virtue of the guarantee provided for this type of entity to various financing operations or traditional securitization. The exposure in this case is double default; the primary underlying assets are of high credit quality (mostly AA). The small remainder is direct exposure, for example, via purchase of protection against the risk of non-payment by some of these insurers via a credit default swap.

D. Structured financing transactions
In this area, Grupo Santander has a low exposure and its activities are diversified by products, sector and number of transactions. The exposure at the end of 2007 for 351 transactions was €16,926 million, broken down as follows: €10,060 million (103 transactions) in acquisition finance; €5,524 million (213 transactions) in project finance; and the rest in leveraged buy-outs (LBOs) and other modalities. Writedowns were not necessary in the investment portfolio. There has been no significant LBO since July 2007.
E. Capital Management
Capital management’s objective is to optimize its structure and its cost, from the regulatory and economic perspectives. Therefore, different tools and policies are utilized, such as capital increases and computable issuances (preferred and subordinated), results, dividend policy and securitizations.
In accordance with the criteria of the Bank for International Settlements (“BIS”), our shareholders’ equity amounted to €65,225 million, €5,448 million more than at the end of 2006 (+9.1%). The surplus over the minimum requirement was €24,021 million.
Our capital ratios remain at comfortable levels. The BIS ratio was 12.66%, Tier I 7.71% and core capital 6.25% (an increase of 34 basis points over 2006). During 2007, Standard and Poor’s improved the ratings of the Group and its main subsidiaries to AA and Moody’s confirmed them. This makes us one of the European banks with the best long-term rating.
We are progressively incorporating the creation of value as a tool to (i) measure the contribution of the different units that are part of the portfolio of business and (ii) assess the management of each unit.
F. Market Risk: VaR Consolidated Analysis
Our total daily VaR as of December 31, 2006, and December 31, 2007, broken down by trading and structural (non-trading) portfolios, were as set forth below. The Trading VaR data do not include the trading activities of Banesto, whose VaR trading amount is immaterial to the Group.
Figures in millions of EUR

		Dec-07
	Dec-06	Low	Average	High	Period End
TOTAL	353.3	397.1	484.0	586.5	586.5

Trading	36.8	23.9	30.7	36.4	25.2
Non-Trading	351.3	395.8	483.1	585.8	585.8
Diversification Effect	(34.9)	(22.6)	(29.8)	(35.7)	(24.5)
Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk, were as set forth below. The Trading VaR data do not reflect the trading activities of Banesto, whose VaR trading amount is immaterial to the Group.
Interest Rate Risk
Figures in millions of EUR

		Dec-07
	Dec-06	Low	Average	High	Period End
Interest Rate Risk
Trading	29.7	20.0	25.9	30.7	22.2
Non-Trading	114.4	68.3	81.4	96.7	72.1
Diversification Effect	(25.9)	(17.1)	(21.9)	(26.0)	(18.8)

TOTAL	118.2	71.2	85.5	101.5	75.4

Foreign Exchange Rate Risk
Figures in millions of EUR

		Dec-07
	Dec-06	Low	Average	High	Period End
Exchange Rate Risk
Trading	14.7	5.4	10.3	14.8	10.6
Non-Trading	90.3	89.2	102.7	157.8	157.8
Diversification Effect	(13.5)	(5.3)	(9.7)	(14.1)	(10.3)

TOTAL	91.5	89.3	103.2	158.5	158.1
Equity Price Risk
Figures in millions of EUR

		Dec-07
	Dec-06	Low	Average	High	Period End
Equity Price Risk
Trading	5.0	3.7	5.8	12.4	5.1
Non-Trading	277.6	297.8	394.3	469.7	411.3
Diversification Effect	(5.0)	(3.7)	(5.8)	(12.2)	(5.0)

TOTAL	277.7	297.8	394.4	469.9	411.3
Our daily VaR estimates by activity, were as set forth below. The Trading VaR data do not reflect the trading activities of Banesto, whose VaR trading amount is immaterial to the Group.

		Dec-07
	Dec-06	Low	Average	High	Period End
Trading
Interest Rate	29.7	20.0	25.9	30.7	22.2
Exchange Rate	14.7	5.4	10.3	14.8	10.6
Equity	5.0	3.7	5.8	12.4	5.1

TOTAL	36.8	23.9	30.7	36.4	25.2

Non-Trading Interest Rate
Interest Rate	114.4	68.3	81.4	96.7	72.1

Non-Trading Foreign Exchange
Exchange Rate	90.3	89.2	102.7	157.8	157.8

Non-Trading Equity
Equity	277.6	297.8	394.3	469.7	411.3

TOTAL	353.3	397.1	484.0	586.5	586.5

Interest Rate	118.2	71.2	85.5	101.5	75.4
Exchange Rate	91.5	89.3	103.2	158.5	158.1
Equity	277.7	297.8	394.4	469.9	411.3

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
Not Applicable
Item 15. Controls and Procedures
(a) Evaluation of Disclosure Controls and Procedures.
As of December 31, 2007, Banco Santander, S.A., under the supervision and with the participation of the Bank’s management, including its Disclosure Committee, our Chief Executive Officer, our Chief Financial Officer, and our Chief Accounting Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15 (f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.
Based on such evaluation, the Bank’s Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer concluded that our disclosure controls and procedures were effective in ensuring that information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and regulations, and (2) gathered and communicated to the Bank’s management, including its Disclosure Committee, Chief Executive Officer, Chief Financial Officer and the Chief Accounting Officer, as appropriate to allow timely decisions regarding required disclosures.
(b) Management’s Report on Internal Control over Financial Reporting
The management of Banco Santander, S.A. is responsible for establishing and maintaining an adequate internal control over financial reporting as defined in Rule 13a-15 (f) under the Exchange Act.
Our internal control over financial reporting is a process designed by, or under the supervision of, the Bank’s principal executive and principal financial officers and effected by the Bank’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with generally accepted accounting principles. For Banco Santander, S.A., generally accepted accounting principles refers to the International Financial Reporting Standards as adopted by the European Union (“EU-IFRS”) required to be applied under Bank of Spain’s Circular 4/2004 as well as the accounting principles generally accepted in the United States of America (“U.S. GAAP”) relating to the reconciliation of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 to U.S. GAAP and the information presented in Notes 57 and 58 to our consolidated financial statements relating to the nature and effect of such differences.

Our internal control over financial reporting includes those policies and procedures that:
•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
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
Under the supervision and with the participation of the management of the Group, including our Chief Executive Officer, our Chief Financial Officer and our Chief Accounting Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Enterprise Risk Management — Integrated Framework. Based on this assessment, management believes that, as of December 31, 2007, its internal control over financial reporting was effective based on those criteria.

Our independent auditors have issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2007. This report follows below.
(c) Attestation report of the registered public accounting firm.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Banco Santander, S.A.:
We have audited the internal control over financial reporting of Banco Santander, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”) as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Group and our report dated June 27, 2008 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph stating that the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), and that the information relating to the nature and effect of such differences is presented in Notes 57 and 58 to the Consolidated Financial Statements of the Group.
/s/ DELOITTE, S.L.
Deloitte, S.L.
Madrid — Spain
June 27, 2008
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
This Code is available on our website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for Shareholders and Investors—Corporate Governance— Internal Code of Conduct”.
Item 16C. Principal Accountant Fees and Services
Amounts paid to the firms belonging to the Deloitte worldwide organization, the Group’s principal auditor, for statutory audit and other services were as follows:

	2007	2006	2005
	(in millions of euros)

Audit Fees (1)	15.9	15.6	15.8
Audit Related Fees (2)	11.1	11.9	8.5
Tax Fees (3)	2.5	1.9	1.4
All Other Fees (4)	5.3	5.5	4.5

	34.8	34.9	30.2

(1)	Fees for annual company audits of the Group.

(2)
In recent years, in addition to the audits of financial statements, the internal control audit was performed in accordance with the requirements of the US Sarbanes-Oxley Act (for €4.8 million in 2007, €5.6 million in 2006 and €5.4 million in 2005) and other reports were prepared in accordance with the requirements of the legal and tax regulations issued by the national supervisory authorities of the countries in which the Group operates, including most notably the six-monthly audit reports and those which comply with the US SEC requirements (other than Sarbanes-Oxley Act) totaling €3.7 million, €3.9 million and €3.9 million in 2007, 2006 and 2005, respectively. Additionally, in 2007 €1.4 million were paid in connection with the work relating to the Group’s adaptation to the new capital regulations (Basel — 2006: €1.0 million); while due diligence review and other corporate transaction services totaled €3.7 million (2006: €3.3 million; 2005: €0.6 million).

(3)	Fees for professional services rendered for tax compliance, tax advice, and tax planning in the countries in which the Group operates.

(4)	Other non-attest services provided by the Group’s auditors to various Group companies for €5.3 million in 2007, €5.5 million in 2006 and €4.5 million in 2005.

The services commissioned from the Group’s auditors meet the independence requirements stipulated by Law 44/2002, of November, 22 on Financial System Reform Measures and by the Sarbanes-Oxley Act of 2002, and they did not involve the performance of any work that is incompatible with the audit function.
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
All non-audit services provided by the Group’s principal auditing firm or other auditing firms in 2007 were approved by the Audit and Compliance Committee, and all such non-audit services to be provided in the future will also require approval from the Audit and Compliance Committee.
The Audit and Compliance Committee is regularly informed of all fees paid to the auditing firms by the Group companies.
Item 16D. Exemption from the Listing Standards for Audit Companies
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
The following table shows the repurchases of shares made by the Bank or any of its Affiliated Purchasers during 2006:

				(d) Maximum number (or
		(b) Average	(c) Total number of shares (or	approximate dollar value) of
	(a) Total number of	price paid per	units) purchased as part of	shares (or units) that may yet
	shares (or units)	share (or	publicly announced plans or	be purchased under the plans
2007	purchased	unit)	programs	or programs
January	57,718,813	€14.37	—	—
February	39,452,454	€14.37	—	—
March	30,707,371	€13.23	—	—
April	59,184,061	€13.41	—	—
May	51,948,497	€13.27	—	—
June	48,706,259	€13.83	—	—
July	73,672,787	€13.73	—	—
August	50,672,621	€13.49	—	—
September	43,275,561	€13.18	—	—
October	50,234,083	€14.12	—	—
November	57,722,035	€14.58	—	—
December	47,844,360	€14.59	—	—
Total	611,138,902
During 2007, all purchases and sales of equity securities were made in open-market transactions.

PART III
Item 17. Financial Statements.
We have responded to Item 18 in lieu of this item.
Item 18. Financial Statements.
Reference is made to Item 19 for a list of all financial statements filed as part of this Form 20-F.
Item 19. Exhibits.
(a) Index to Financial Statements
(b) List of Exhibits.

Exhibit
Number	Description
1.1	By-laws (Estatutos) of Banco Santander, S.A., as amended.

1.2 *	By-laws (Estatutos) of Banco Santander, S.A., as amended.

1.3	By-laws (Estatutos) of Banco Santander, S.A., as amended (English translation of By-laws set forth in Exhibit 1.1 hereto).

1.4	By-laws (Estatutos) of Banco Santander, S.A., as amended (English translation of the By-laws set forth in Exhibit 1.2 hereto).

4.1 **
Consortium and Shareholders’ Agreement dated May 28, 2007, among the Royal Bank of Scotland Group plc, Banco Santander Central Hispano, S.A., Fortis SA/N.V. and RFS Holdings B.V. (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the Securities and Exchange Commission on July 2, 2007).

8.1	List of Subsidiaries (incorporated by reference as Exhibits I, II and III of our Financial Statements filed with this Form 20-F).

12.1	Section 302 Certification by the Chief Executive Officer

12.2	Section 302 Certification by the Chief Financial Officer

12.3	Section 302 Certification by the Chief Accounting Officer

13.1	Section 906 Certification by the Chief Executive Officer, the Chief Financial Officer and the Chief Acounting Officer

15.1	Consent of Deloitte, S.L.

15.2	Report submitted by the Board of Directors to the General Shareholders’ Meeting describing the By-laws amendments
We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Banco Santander, S.A.

*
These By-laws will go into effect (and replace the By-laws set forth in Exhibit 1.1) upon the granting of the necessary authorization by the Spanish Minister of Economy and Finance and their subsequent filing with the office of the Mercantile Registry in Santander.

**
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

BANCO SANTANDER, S.A.
By:	/s/ José Antonio Álvarez
	Name:	José Antonio Álvarez
	Title:	Chief Financial Officer
Date: June 27, 2008

INDEX TO FINANCIAL STATEMENTS
(a) Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Banco Santander, S.A.:

We have audited the accompanying consolidated balance sheets of Banco Santander, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”), as of December 31, 2007, 2006 and 2005, and the related consolidated income statements, statements of changes in equity (recognized income and expense), and cash flow statements for the years then ended. These consolidated financial statements are the responsibility of the Bank’s directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander, S.A. and Companies composing the Santander Group as of December 31, 2007, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards, as adopted by the European Union (“EU-IFRS”) required to be applied under Bank of Spain’s Circular 4/2004 (Note 1.b).

The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Notes 57 and 58 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 27, 2008 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ DELOITTE, S.L.

Deloitte, S.L.
Madrid-Spain
June 27, 2008

SANTANDER GROUP
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2007, 2006 AND 2005 (NOTES 1 to 4)
(Thousands of Euros)

	Note	2007	2006	2005

ASSETS

CASH AND BALANCES WITH CENTRAL BANKS		31,062,775	13,835,149	16,086,458

FINANCIAL ASSETS HELD FOR TRADING:		158,800,435	170,422,722	154,207,859
Loans and advances to credit institutions	6	12,294,559	14,627,738	10,278,858
Loans and advances to customers	10	23,704,481	30,582,982	26,479,996
Debt instruments	7	66,330,811	76,736,992	81,741,944
Other equity instruments	8	9,744,466	13,490,719	8,077,867
Trading derivatives	9	46,726,118	34,984,291	27,629,194

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:		24,829,441	15,370,682	48,862,267
Loans and advances to credit institutions	6	6,865,073	185,485	2,428,663
Loans and advances to customers	10	8,021,623	7,972,544	6,431,197
Debt instruments	7	7,072,423	4,500,220	9,699,237
Other equity instruments	8	2,870,322	2,712,433	30,303,170

AVAILABLE-FOR-SALE FINANCIAL ASSETS:		44,348,907	38,698,299	73,944,939
Debt instruments	7	34,187,077	32,727,454	68,054,021
Other equity instruments	8	10,161,830	5,970,845	5,890,918

LOANS AND RECEIVABLES:		579,530,145	544,048,823	459,783,749
Loans and advances to credit institutions	6	31,759,867	45,361,315	47,065,501
Money market operations through counterparties		—	200,055	—
Loans and advances to customers	10	533,750,907	484,790,338	402,917,602
Debt instruments	7	1,668,339	621,770	171,203
Other financial assets	24	12,351,032	13,075,345	9,629,443

HELD-TO-MATURITY INVESTMENTS		—	—	—

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	297,131	(259,254)	—

HEDGING DERIVATIVES	11	3,063,169	2,987,964	4,126,104

NON-CURRENT ASSETS HELD FOR SALE:		10,156,429	327,384	336,324
Loans and advances to credit institutions		5,596	—	—
Loans and advances to customers		14,499	—	—
Debt instruments		20,321	—	—
Equity instruments	12	9,025,936	—	—
Tangible assets	12	1,061,743	327,384	336,324
Other assets		28,334	—	—

INVESTMENTS:		15,689,127	5,006,109	3,031,482
Associates	13	15,689,127	5,006,109	3,031,482

INSURANCE CONTRACTS LINKED TO PENSIONS	14	2,525,550	2,604,535	2,676,365

REINSURANCE ASSETS	15	309,774	261,873	2,387,701

TANGIBLE ASSETS:		9,459,033	10,110,996	9,993,207
Property, plant and equipment for own use	16	4,287,612	5,284,177	5,204,931
Investment property	16	460,725	374,547	667,449
Other assets leased out under an operating lease	16	4,710,696	4,452,272	4,120,827
Memorandum item: Acquired under a finance lease		394,187	200,838	83,459

INTANGIBLE ASSETS:		16,033,042	16,956,841	16,229,271
Goodwill	17	13,830,708	14,512,735	14,018,245
Other intangible assets	17	2,202,334	2,444,106	2,211,026

TAX ASSETS:		12,698,072	9,856,053	10,127,059
Current		1,845,310	699,746	1,217,646
Deferred	27	10,852,762	9,156,307	8,909,413

PREPAYMENTS AND ACCRUED INCOME	18	1,749,193	1,581,843	2,969,219

OTHER ASSETS:		2,362,748	2,062,696	4,344,910
Inventories		231,734	143,354	2,457,842
Other	19	2,131,014	1,919,342	1,887,068

TOTAL ASSETS		912,914,971	833,872,715	809,106,914

MEMORANDUM ACCOUNTS:

CONTINGENT LIABILITIES:		76,924,835	58,769,309	48,453,575
Financial guarantees	35	76,316,446	58,205,412	48,199,671
Assets earmarked for third-party obligations	35	3	4	24
Other contingent liabilities	35	608,386	563,893	253,880

CONTINGENT COMMITMENTS:		114,676,563	103,249,430	96,263,262
Drawable by third parties	35	102,215,927	91,690,396	77,678,333
Other commitments	35	12,460,636	11,559,034	18,584,929

LIABILITIES AND EQUITY

FINANCIAL LIABILITIES HELD FOR TRADING		122,753,987	123,996,445	112,466,429
Deposits from credit institutions	20	23,254,111	39,690,713	31,962,919
Customer deposits	21	27,992,480	16,572,444	14,038,543
Marketable debt securities	22	17,090,935	17,522,108	19,821,087
Trading derivatives	9	48,803,227	38,738,118	29,228,080
Short positions	9	5,613,234	11,473,062	17,415,800

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		33,155,674	12,411,328	11,809,874
Deposits from credit institutions	20	12,207,579	—	—
Marketable debt securities	22	10,279,037	12,138,249	11,809,874
Customer deposits	21	10,669,058	273,079	—

FINANCIAL LIABILITIES AT FAIR VALUE THROUGH EQUITY		—	—	—

FINANCIAL LIABILITIES AT AMORTISED COST:		652,952,005	605,302,821	565,651,643
Deposits from central banks	20	28,748,079	16,529,557	22,431,194
Deposits from credit institutions	20	48,686,254	56,815,667	94,228,294
Money market operations through counterparties		—	—	—
Customer deposits	21	317,042,764	314,377,078	291,726,737
Marketable debt securities	22	206,264,524	174,409,033	117,209,385
Subordinated liabilities	23	35,670,179	30,422,821	28,763,456
Other financial liabilities	24	16,540,205	12,748,665	11,292,577

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	(516,725)	—	—

HEDGING DERIVATIVES	11	4,134,571	3,493,849	2,310,729

LIABILITIES ASSOCIATED WITH NON- CURRENT ASSETS HELD FOR SALE:		63,420	—	7,967
Other liabilities		63,420	—	7,967

LIABILITIES UNDER INSURANCE CONTRACTS	15	13,033,617	10,704,258	44,672,300

PROVISIONS:		16,570,899	19,226,513	19,822,990
Provisions for pensions and similar obligations	25	11,819,748	14,014,305	14,172,961
Provisions for contingent liabilities and commitments	25	636,316	598,735	487,048
Other provisions	25	4,114,835	4,613,473	5,162,981

TAX LIABILITIES:		6,156,365	4,539,051	3,867,795
Current		2,412,133	761,529	1,100,567
Deferred	27	3,744,232	3,777,522	2,767,228

ACCRUED EXPENSES AND DEFERRED INCOME	18	4,050,992	2,999,080	3,048,733

OTHER LIABILITIES:		2,479,457	3,458,740	1,512,908
Other	19	2,479,457	3,458,740	1,512,908

EQUITY HAVING THE SUBSTANCE OF A FINANCIAL LIABILITY	26	522,558	668,328	1,308,847

TOTAL LIABILITIES		855,356,820	786,800,413	766,480,215

MINORITY INTERESTS	28	2,358,269	2,220,743	2,848,223

VALUATION ADJUSTMENTS:		722,036	2,870,757	3,077,096
Available-for-sale financial assets	29	1,418,966	2,283,323	1,941,690
Cash flow hedges	29	(58,655)	49,252	70,406
Hedges of net investments in foreign operations	29	638,474	(173,503)	(384,606)
Exchange differences	29	(1,276,749)	711,685	1,449,606

SHAREHOLDERS’ EQUITY:	30	54,477,846	41,980,802	36,701,380
Issued capital	31	3,127,148	3,127,148	3,127,148
Share premium	32	20,370,128	20,370,128	20,370,128
Reserves		16,371,430	12,289,480	8,703,789
Accumulated reserves	33	15,475,993	11,491,670	8,100,140
Reserves of entities accounted for using the equity method:		895,437	797,810	603,649
Associates	33	895,437	797,810	603,649
Other equity instruments:	34	7,086,881	62,118	77,478
Equity component of compound financial instruments		—	12,118	34,977
Other		7,086,881	50,000	42,501
Treasury shares	34	(192)	(126,801)	(53,068)
Profit attributed to the Group	30	9,060,258	7,595,947	6,220,104
Dividends and remuneration	30	(1,537,807)	(1,337,218)	(1,744,199)

TOTAL EQUITY		57,558,151	47,072,302	42,626,699

TOTAL LIABILITIES AND EQUITY		912,914,971	833,872,715	809,106,914

The accompanying Notes 1 to 58 and Exhibits are an integral part of the consolidated balance sheet at December 31, 2007.

SANTANDER GROUP
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 (NOTES 1 to 4)
(Thousands of Euros)

		(Debit) Credit
	Note	2007	2006 (*)	2005 (*)

INTEREST AND SIMILAR INCOME	38	45,803,354	36,832,823	33,088,647
INTEREST EXPENSE AND SIMILAR CHARGES:	39	(30,921,470)	(24,757,027)	(22,764,846)
Return on equity having the substance of a financial liability		(47,290)	(85,229)	(118,389)
Other		(30,874,180)	(24,671,798)	(22,646,457)
INCOME FROM EQUITY INSTRUMENTS	40	413,242	404,000	335,576
NET INTEREST INCOME		15,295,126	12,479,796	10,659,377
SHARE OF RESULTS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD:	41	441,457	426,921	619,157
Associates		441,457	426,921	619,157

FEE AND COMMISSION INCOME	42	9,479,986	8,288,580	7,153,947
FEE AND COMMISSION EXPENSE	43	(1,439,811)	(1,264,385)	(1,092,751)
INSURANCE ACTIVITY INCOME	44	319,353	253,084	201,466
Insurance and reinsurance premium income		5,377,949	4,664,812	2,214,344
Reinsurance premiums paid		(197,490)	(137,129)	(98,610)
Claims paid and other insurance-related expenses		(2,862,786)	(2,049,620)	(1,408,361)
Reinsurance income		152,038	101,229	88,452
Net provisions for insurance contract liabilities		(2,738,701)	(2,948,083)	(1,199,112)
Finance income		597,503	840,838	735,830
Finance expense		(9,160)	(218,963)	(131,077)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (Net):	45	2,321,624	2,052,539	1,457,847
Held for trading		1,396,349	1,807,380	990,722
Other financial instruments at fair value through profit or loss		115,702	(119,860)	6,879
Available-for-sale financial assets		1,051,914	338,263	532,310
Loans and receivables		(141,995)	78,519	70,645
Other		(100,346)	(51,763)	(142,709)
EXCHANGE DIFFERENCES (net)	46	650,734	96,635	76,513
GROSS INCOME		27,068,469	22,333,170	19,075,556
SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES	47	771,027	734,602	565,525
COST OF SALES	47	(618,955)	(615,689)	(409,347)
OTHER OPERATING INCOME	48	351,097	323,900	256,123
PERSONNEL EXPENSES	49	(6,551,201)	(5,967,873)	(5,611,308)
OTHER GENERAL ADMINISTRATIVE EXPENSES	50	(4,467,128)	(4,001,298)	(3,753,100)
DEPRECIATION AND AMORTISATION:		(1,267,880)	(1,146,547)	(1,013,943)
Tangible assets	16	(621,271)	(628,537)	(618,109)
Intangible assets	17	(646,609)	(518,010)	(395,834)
OTHER OPERATING EXPENSES	51	(469,736)	(442,525)	(344,829)
NET OPERATING INCOME		14,815,693	11,217,740	8,764,677
IMPAIRMENT LOSSES (net):		(5,078,513)	(2,550,570)	(1,801,934)
Available-for-sale financial assets	8	(6,546)	2,869	110,977
Loans and receivables	10	(3,496,058)	(2,483,862)	(1,747,900)
Non-current assets held for sale	12	(27,299)	(48,796)	(10,536)
Investments	13	(363,637)	(380)	—
Tangible assets	16	(1,444)	(6,457)	(15,090)
Goodwill	13 and 17	(599,989)	(12,811)	—
Other intangible assets	17	(562,883)	—	(130,977)
Other assets		(20,657)	(1,133)	(8,408)
PROVISIONS (net)	25	(706,621)	(1,079,337)	(1,807,381)
FINANCE INCOME FROM NON-FINANCIAL ACTIVITIES		4,617	7,386	2,846
FINANCE EXPENSES OF NON-FINANCIAL ACTIVITIES		(3,184)	(5,553)	(10,709)
OTHER GAINS:	52	2,631,570	1,672,944	2,760,566
Gains on disposal of tangible assets		1,859,383	147,763	151,043
Gains on disposal of investments		17,408	273,656	1,306,357
Other		754,779	1,251,525	1,303,166
OTHER LOSSES:	52	(488,321)	(267,224)	(247,168)
Losses on disposal of tangible assets		(55,275)	(58,869)	(70,424)
Losses on disposal of investments		(1,020)	(1,695)	(7,422)
Other		(432,026)	(206,660)	(169,322)
PROFIT BEFORE TAX		11,175,241	8,995,386	7,660,897
INCOME TAX	27	(2,335,686)	(2,254,598)	(1,241,830)
PROFIT FROM CONTINUING OPERATIONS		8,839,555	6,740,788	6,419,067
PROFIT FROM DISCONTINUED OPERATIONS (Net)	37	796,595	1,504,965	330,703
CONSOLIDATED PROFIT FOR THE YEAR		9,636,150	8,245,753	6,749,770
PROFIT ATTRIBUTED TO MINORITY INTERESTS	28	(575,892)	(649,806)	(529,666)
PROFIT ATTRIBUTED TO THE GROUP		9,060,258	7,595,947	6,220,104

EARNINGS PER SHARE:
From continuing operations and discontinued operations
Basic earnings per share (euros)		1.4287	1.2157	0.9967
Diluted earnings per share (euros)		1.4139	1.2091	0.9930
From continuing operations
Basic earnings per share (euros)		1.3170	1.0127	0.9599
Diluted earnings per share (euros)		1.3033	1.0072	0.9563

(*)	Reclassified in order to reflect the operations classified as discontinued in 2007 (see Note 37).
The accompanying Notes 1 to 58 and Exhibits are an integral part of the consolidated income statement for the year ended December 31, 2007.

SANTANDER GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 (NOTES 1 to 4)
(Thousands of Euros)

	2007	2006	2005

NET INCOME RECOGNISED DIRECTLY IN EQUITY:	(2,148,721)	(206,339)	1,299,532
Available-for-sale financial assets-	(864,357)	341,633	4,872
Revaluation gains/losses	825,812	1,663,713	911,814
Amounts transferred to income statement	(1,583,126)	(1,177,308)	(883,474)
Income tax	(107,043)	(144,772)	(23,468)

Cash flow hedges-	(107,907)	(21,154)	72,193
Revaluation gains/losses	(156,313)	9,087	83,216
Amounts transferred to income statement	(14,227)	—	—
Income tax	62,633	(30,241)	(11,023)

Hedges of net investments in foreign operations-	811,977	211,103	(1,022,833)
Revaluation gains/losses	811,977	211,103	(1,022,833)

Exchange differences-	(1,988,434)	(737,921)	2,245,300
Translation gains/losses	(2,048,430)	(741,085)	2,411,831
Amounts transferred to income statement	59,996	3,164	(166,531)

CONSOLIDATED PROFIT FOR THE YEAR:	9,636,150	8,245,753	6,749,770
Published consolidated profit for the year	9,636,150	8,245,753	6,749,770

	7,487,429	8,039,414	8,049,302

TOTAL INCOME AND EXPENSE FOR THE YEAR:
Parent	6,911,537	7,389,608	7,519,636
Minority interests (*)	575,892	649,806	529,666

TOTAL (*)	7,487,429	8,039,414	8,049,302

(*)	In addition, in 2007 and 2006 the net revenue recognized directly in equity relating to minority interests amounted to (€175) million and (€121) million, respectively.
The accompanying Notes 1 to 58 and Exhibits are an integral part of the consolidated statement of changes in equity
(consolidated statement of recognized income and expense) for the year ended December 31, 2007.

SANTANDER GROUP
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 (NOTES 1 to 4)
(Thousands of Euros)

	2007	2006 (*)	2005 (*)

1. CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated profit for the year	9,636,150	8,245,753	6,749,770
Adjustments to profit-	9,952,115	8,183,303	5,065,489
Depreciation of tangible assets	621,271	628,537	618,109
Amortization of intangible assets	646,609	518,010	395,834
Impairment losses (net)	5,702,733	2,550,570	1,801,934
Net provisions for insurance contract liabilities	2,738,701	2,948,083	1,199,112
Provisions (net)	706,621	1,079,337	1,807,381
Gains/losses on disposal of tangible assets	(1,804,108)	(88,894)	(80,619)
Gains/losses on disposal of investments	(16,388)	(271,961)	(1,298,935)
Share of results of entities accounted for using the equity method	(294,809)	(426,921)	(619,157)
Other non-monetary items(and monetary items related to discontinuous operations)	(684,201)	(1,008,056)	—
Taxes	2,335,686	2,254,598	1,241,830
Of which paid	3,181,098	949,050	1,036,379

	19,588,265	16,429,056	11,815,259

Net increase/decrease in operating assets:	(48,589,631)	(72,431,214)	(142,040,315)
Financial assets held for trading-	11,289,111	(17,673,307)	(42,451,923)
Loans and advances to credit institutions	2,333,179	(4,346,626)	2,599,313
Loans and advances to customers	6,878,501	(4,120,763)	(8,972,411)
Debt instruments	10,180,799	5,004,952	(25,872,315)
Other equity instruments	3,640,211	(5,412,852)	(3,658,529)
Trading derivatives	(11,743,579)	(8,798,018)	(6,547,981)
Other financial assets at fair value through profit or loss-	3,578,501	(1,385,171)	(3,103,172)
Loans and advances to credit institutions	6,471,028	(662,145)	4,095,407
Loans and advances to customers	(49,079)	(1,541,615)	(1,139,646)
Debt instruments	(2,572,203)	(1,487,469)	9,933,721
Other equity instruments	(271,245)	2,306,058	(15,992,654)
Available-for-sale financial assets-	(6,424,418)	35,824,761	(28,558,595)
Debt instruments	(1,507,435)	35,324,083	(31,237,853)
Other equity instruments	(4,916,983)	500,678	2,679,258
Loans and receivables-	(53,673,405)	(85,625,778)	(67,542,207)
Loans and advances to credit institutions	357,129	1,063,273	(8,087,968)
Money market operations through counterparties	200,055	(200,055)	3,907,905
Loans and advances to customers	(53,908,199)	(82,610,198)	(58,557,032)
Debt instruments	(1,046,569)	(461,403)	(171,203)
Other financial assets	724,179	(3,417,395)	(4,633,909)
Other operating assets	(3,359,420)	(3,571,719)	(384,418)
Net increase/decrease in operating liabilities:	23,791,209	3,861,319	95,919,375
Financial liabilities held for trading-	(9,059,282)	15,327,711	14,736,090
Deposits from credit institutions	(16,436,602)	7,727,794	6,738,176
Customer deposits	11,420,036	2,533,901	(6,502,682)
Marketable debt securities	(8,247,997)	1,498,716	1,825,604
Trading derivatives	10,065,109	9,510,038	3,984,312
Short positions	(5,859,828)	(5,942,738)	8,690,680
Other financial liabilities at fair value through profit or loss-	(3,021,055)	(5,381,405)	555,299
Deposits from credit institutions	(6,071,507)	822,550	—
Customer deposits	3,050,452	282,806	—
Marketable debt securities	—	(6,486,761)	555,299
Financial liabilities at amortized cost-	41,805,727	(4,453,117)	82,195,979
Deposits from central banks	12,218,526	(5,901,637)	14,363,334
Deposits from credit institutions	10,149,673	(36,075,478)	43,770,558
Money market operations through counterparties	—	—	(2,499,000)
Customer deposits	10,011,213	22,733,508	29,056,346
Marketable debt securities	5,619,970	13,337,020	(7,925,063)
Other financial liabilities	3,806,345	1,453,470	5,429,804
Other operating liabilities	(5,934,181)	(1,631,870)	(1,567,993)

Total net cash flows from operating activities (1)	(5,210,157)	(52,140,839)	(34,305,681)

Of which:
Interest and similar income collected (Note 38)	45,237,669	36,412,213	31,326,727
Interest expense and similar charges paid (Note 39)	(29,436,256)	(23,915,708)	(18,819,373)

SANTANDER GROUP
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 (NOTES 1 to 4)
(Thousands of Euros)

	2007	2006 (*)	2005 (*)

2. CASH FLOWS FROM INVESTING ACTIVITIES
Investments-	(26,303,306)	(7,546,963)	(2,465,956)
Subsidiaries, jointly controlled entities and associates (Note 13)	(12,285,132)	(2,693,849)	(18,479)
Tangible assets (Note 16)	(2,797,760)	(3,380,790)	(1,986,595)
Intangible assets (Note 17)	(1,862,422)	(1,472,324)	(451,089)
Other financial assets (Note 12)	(9,066,352)	—	—
Other assets	(291,640)	—	(9,793)

Divestments-	5,159,250	10,050,174	6,613,439
Subsidiaries, jointly controlled entities and associates (Note 13)	978,584	7,477,594	1,750,126
Tangible assets (Note 16)	3,496,430	1,957,246	2,479,579
Other financial assets	—	—	1,814,418
Other assets	684,236	615,334	569,316

Total net cash flows from investing activities (2)	(21,144,056)	2,503,211	4,147,483

3. CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own equity instruments (**)	(8,473,038)	(73,733)	—
Disposal of own equity instruments (**)	8,599,647	—	73,432
Issuance/Redemption of other equity instruments (Note 34)	7,024,763	(15,360)	(16,089)
Redemption of equity having the substance of a financial liability	(94,912)	(472,925)	(944,968)
Issuance of subordinated liabilities (Note 23)	8,329,817	5,896,301	2,507,872
Redemption of subordinated liabilities (Note 23)	(2,339,981)	(2,739,743)	(2,410,288)
Issuance of other long-term liabilities (Note 22)	122,530,232	78,851,479	52,669,694
Redemption of other long-term liabilities (Note 22)	(85,674,400)	(30,510,388)	(14,269,479)
Increase/Decrease in minority interests	(438,366)	(124,026)	233,241
Dividends paid (Note 30)	(3,456,732)	(2,779,334)	(2,208,518)
Other items related to financing activities	(2,253,661)	(767,419)	1,500,947

Total net cash flows from financing activities (3)	43,753,369	47,264,852	37,135,844

4. EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS (4)	(171,530)	121,467	307,400

5. NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (1+2+3+4)	17,227,626	(2,251,309)	7,285,046

Cash and cash equivalents at beginning of year	13,835,149	16,086,458	8,801,412

Cash and cash equivalents at end of year	31,062,775	13,835,149	16,086,458

(*)	Restated in order to include the operations classified as discontinued in 2007 (see Note 37).

(**)
The acquisitions and disposals of own equity instruments were presented at their net amount in 2006 and 2005. The acquisitions made in 2006 and 2005 amounted to €5,723 million and €5,073 million, respectively, and the disposals amounted to €5,649 million and €5,146 million, respectively.

The accompanying Notes 1 to 58 and Exhibits are an integral part of the consolidated cash flow statement for the year ended December 31, 2007.

Santander Group
Notes to the consolidated financial statements
for the years ended December 31, 2007, 2006 and 2005
1.	Introduction, basis of presentation of the consolidated financial statements and other information
a)	Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The bylaws and other public information on the Bank can be consulted on the website of the Bank (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

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

The Group’s consolidated financial statements for 2005 were approved by the shareholders at the Bank’s Annual General Meeting on June 17, 2006. The Group’s consolidated financial statements for 2006 were approved by the shareholders at the Bank’s Annual General Meeting on June 23, 2007. The 2007 consolidated financial statements of the Group and the 2007 financial statements of the Bank and of substantially all the Group companies have not yet been approved by their shareholders at the respective Annual General Meetings. However, the Bank’s Board of Directors considers that the aforementioned financial statements will be approved without any changes.

b)	Basis of presentation of the consolidated financial statements

Under Regulation (EC) no 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, the Group is required to prepare its consolidated financial statements for the year ended December 31, 2007 in conformity with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, which profit and loss account mandatory presentation excludes certain operating expenses, including various impairment and provision charges from “Net Operating Income”, and reduces “Gross Income” by certain expenses.

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

The Group’s consolidated financial statements for 2007 were prepared by the Bank’s directors (at the Board Meeting on March 24, 2008) in accordance with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, and applying the basis of consolidation, accounting policies and measurement bases set forth in Note 2 and, accordingly, they present fairly the Group’s equity and financial position at December 31, 2007, and the consolidated results of its operations, the changes in consolidated recognized income and expense and the consolidated cash flows in 2007. These consolidated financial statements were prepared from the individual accounting records of the Bank and of each of the companies composing the Group, and include the adjustments and reclassifications required to unify the accounting policies and measurement bases applied by the Group.

The notes to the consolidated financial statements contain supplementary information to that presented in the consolidated balance sheet, consolidated income statement, consolidated statement of recognized income and expense and consolidated cash flow statement, and provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these financial statements.

All accounting policies and measurement bases with a material effect on the consolidated financial statements were applied in their preparation.
i.	Adoption of new standards and interpretations
Standards and interpretations in force in 2007

In 2007 the Group adopted IFRS 7 Financial Instruments: Disclosure, which entered into force on January 1, 2007 for years beginning on or after that date, and the amendments to IAS 1 Presentation of Financial Statements in relation to capital disclosures.

Additionally, four IFRIC Interpretations became effective for the first time this year: IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies; IFRIC 8 Scope of IFRS 2; IFRIC 9 Reassessment of Embedded Derivatives; and IFRIC 10 Interim Financial Reporting and Impairment. The adoption of these interpretations did not have an impact on the consolidated financial statements.

Standards and interpretations issued but not in force

At the date of preparation of these consolidated financial statements, the following standards and interpretations had been published by the IASB but had not yet entered into force, either because their effective date is subsequent to the date of the consolidated financial statements or because they had not yet been adopted by the European Union. The entry into force of these standards and interpretations will not have a material effect on the consolidated financial statements.

Obligatory Application in
the Years Beginning on
Standards		or after:

IFRS 8	Operating Segments	January 1, 2009
Revision of IAS 23 (*)	Borrowing Costs	January 1, 2009
Revision of IAS 1 (*)	Presentation of Financial Statements	January 1, 2009
Revision of IFRS 3 (*)	Business Combinations	July 1, 2009
Amendment to IAS 27 (*)	Consolidated and Separate Financial Statements	July 1, 2009
Amendment to IFRS 2 (*)	Share-based Payments	January 1, 2009
IFRIC 11	IFRS 2 — Group and Treasure Share Transactions	March 1, 2007
IFRIC 12 (*)	Service Concession Arrangements	January 1, 2008
IFRIC 13 (*)	Customer Loyalty Programmes	July 1, 2009
IFRIC 14 (*)	IAS 19 — Defined Benefit Asset	January 1, 2008

(*)	Standards and interpretations not adopted by the European Union at the date of preparation of these consolidated financial statements.
IFRS 8 Operating Segments

This standard replaces IAS 14. It requires an entity to disclose information on the financial performance of its business segments on the basis of the information used internally by management to assess the profit or loss of these segments.

Revision of IAS 23 Borrowing Costs

The option of the immediate recognition as an expense of the borrowing costs relating to assets that take a substantial period of time to get ready for use or sale is eliminated.

Review of IAS 1 Presentation of Financial Statements

This review affects mainly the presentation and disclosure requirements.

Revision of IFRS 3 Business Combinations and Amendment to IAS 27 Consolidated and Separate Financial Statements

The revised IFRS 3 and the amendments to IAS 27 give rise to significant changes in several matters relating to the accounting for business combinations, which generally place more emphasis on the use of fair value. Since the changes are significant, set forth below are certain of these changes, merely for illustration purposes: acquisition costs, which will be expensed rather than be considered as an increase in the cost of the business combination as per the current accounting treatment; step acquisitions, in which the acquirer revalues the investment at fair value on the date on which control is obtained; or the option to measure at fair value the minority interests of the acquiree rather than measure them as the proportional part of the fair value of the net assets acquired as per the current accounting treatment. Since the standard will be applied prospectively, the business combinations already effected will not have any impact.

Amendment to IFRS 2 Share-based Payment

The objective of the amendment is to clarify the concepts of vesting conditions and cancellations in share-based payments.

IFRIC 11 IFRS 2 Group and Treasure Share Transactions

Treasury or group share-based payment transactions will be accounted for as equity-settled, regardless of how the equity instruments needed are obtained.

IFRIC 12 Service Concession Arrangements and IFRIC 13 Customer Loyalty Programmes

Given the nature of these interpretations, their entry into force will not have any impact on the consolidated financial statements.

IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

IFRIC 14 provides general guidance on how to assess the limit in IAS 19 Employee Benefits on the amount of the surplus that can be recognized as an asset. It also explains how pension assets or liabilities can be affected when there is a statutory or contractual minimum funding requirement and establishes that the entity needs to recognize an additional liability if it has a contractual obligation to make additional contributions to the plan and its capacity to recover them is restricted. The interpretation will standardize the practice and ensure that the entities recognize an asset in relation to a surplus on a consistent basis.

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

In the consolidated financial statements estimates were occasionally made by the senior executives of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

•	The impairment losses on certain assets (Notes 6, 7, 8, 10, 12, 13, 16 and 17);

•	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations (Note 25);

•	The useful life of the tangible and intangible assets (Notes 16 and 17);

•	The measurement of goodwill arising on consolidation (Note 17); and

•	The fair value of certain unquoted assets (Notes 8, 9 and 11).
d)	Other matters
i.	Disputed corporate resolutions

The directors of the Bank and their legal advisers consider that the objection to certain resolutions adopted by the Bank’s shareholders at the General Meetings on January 18, 2000, March 4, 2000, March 10, 2001, February 9, 2002, June 24, 2002, June 21, 2003, June 19, 2004 and June 18, 2005 will have no effect on the financial statements of the Bank and the Group.

On April 25, 2002, the Santander Court of First Instance number 1 dismissed in full the claim contesting the resolutions adopted by the shareholders at the General Meeting on January 18, 2000. The plaintiff filed an appeal against the judgment. On December 2, 2002, the Cantabria Provincial Appellate Court dismissed the appeal. A cassation appeal has been filed against the judgment of the Cantabria Provincial Appellate Court.

On November 29, 2002, the Santander Court of First Instance number 2 dismissed in full the claims contesting the resolutions adopted at the General Meeting on March 4, 2000. The plaintiffs filed an appeal against the judgment. On July 5, 2004, the Cantabria Provincial Appellate Court dismissed the appeal. One of the appellants prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment, which were not given leave to proceed by order of the Supreme Court of July 31, 2007.

On March 12, 2002, the Santander Court of First Instance number 4 dismissed in full the claims contesting the resolutions adopted at the General Meeting on March 10, 2001. The plaintiffs filed an appeal against the judgment. On April 13, 2004, the Cantabria Provincial Appellate Court dismissed the appeals. One of the appellants prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment, which were not given leave to proceed by order of the Supreme Court of November 6, 2007.

On September 9, 2002, the Santander Court of First Instance number 5 dismissed in full the claim contesting the resolutions adopted at the General Meeting on February 9, 2002. The plaintiff filed an appeal against the judgment. On January 14, 2004, the Cantabria Provincial Appellate Court dismissed the appeal. The appellant prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment, which were not given leave to proceed by order of the Supreme Court of May 8, 2007.

On May 29, 2003, the Santander Court of First Instance number 6 dismissed in full the claim contesting the resolutions adopted at the General Meeting on June 24, 2002. The plaintiffs filed an appeal against the judgment. On November 15, 2005, the Cantabria Provincial Appellate Court dismissed the appeal in full. The appellants have prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment.

On November 23, 2007, the Santander Court of First Instance number 7 dismissed in full the claims contesting the resolutions adopted at the General Meeting on June 21, 2003. An appeal has been filed against the judgment. The Court has been notified of the recent death of one of the appellants and the appeals are currently being held in abeyance until his heirs have been identified.

On October 28, 2005, the Santander Court of First Instance number 8 dismissed in full the claims contesting the resolutions adopted at the General Meeting on June 19, 2004. The plaintiffs filed an appeal against the judgment, but the appeal was dismissed in full by the Cantabria Provincial Appellate Court. Against this judgment the plaintiffs have prepared and filed a cassation appeal and an extraordinary appeal on the grounds of procedural infringements. The cassation and extraordinary appeals for procedural infringement filed by one of the appellants were not given leave to proceed due to the death of the appellant and then non-appearance of his heirs. However, this decision has been appealed against by the legal representative of the late appellant.

On July 13, 2007, the Santander Court of First Instance number 10 dismissed in full the claims contesting the resolutions adopted at the General Meeting on June 18, 2005. An appeal has been filed against the judgment.

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

Following the submissions phase, in which the Public Prosecutor’s Office and the Government Lawyer reiterated their petition to have the proceedings dismissed and struck out, based on the class accusation filed by the Association for the Defence of Investors and Customers, on October 6, 2004 the Court ordered commencement of a trial against the Chairman of the Bank and three executives.

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

A cassation appeal was filed against the aforementioned order by the Association for the Defence of Investors and Customers and “Iniciativa per Catalunya Verds” and, following the opposition by the Public Prosecutor’s Office, the Government Lawyer and the remaining appearing parties, it was dismissed by a Supreme Court Decision handed down on December 17, 2007.

A decision has not yet been handed down by the Supreme Court on the ancillary suit for nullity of proceedings filed by the Association for the Defence of Investors and Customers.
e)	Information relating to 2006 and 2005

The information relating to 2006 and 2005 contained in these notes to the consolidated financial statements does not constitute the Group’s statutory consolidated financial statements for those years.

f)	Capital management

The Group’s capital management is performed at regulatory and economic levels.

Regulatory capital management is based on the analysis of the capital base and the capital ratios (core capital, TIER 1, etc.) using Basel (“BIS”) and Bank of Spain criteria. The aim is to achieve a capital structure that is as efficient as possible in terms of both cost and compliance with the requirements of regulators, ratings agencies and investors. Active capital management includes securitizations, sales of assets, and preference and subordinated issues of equity securities and hybrid instruments.

From an economic standpoint, capital management seeks to optimize value creation at the Group and at its different business units. To this end, the economic capital, return on risk adjusted capital (RORAC) and value creation data for each business unit are generated, analyzed and reported to the Management Committee on a quarterly basis.

In order to adequately manage the Group’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on reference to the budgetary information (balance sheet, income statement, etc.) and on macroeconomic scenarios defined by the Economic Research Service. These estimates are used by the Group as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets.

In addition, certain stress scenarios are simulated in order to assess the availability of capital in adverse situations. These scenarios are based on sharp fluctuations in macroeconomic variables, GDP, interest rates, stock market indexes, etc. that mirror historical crises that could happen again.

It should be noted that the regulations governing compliance with minimum capital requirements for credit institutions, both as individual entities and as consolidated groups, came into force through the publication of Law 13/1992, of June 1, and of Bank of Spain Circular 5/1993 and subsequent amendments thereto.

At December 31, 2007, the Group’s eligible capital exceeded the minimum requirements by €14,517 million (December 31, 2006: €11,172 million; December 31, 2005: €10,384 million).

Royal Decree 216/2008, of February 15, on the capital of financial institutions was published on February 16, 2008. Also, a series of amendments were introduced to Law 13/1985, of May 25, on investment ratios, capital and reporting requirements of financial intermediaries. The main purpose of these new regulations is to transpose into Spanish law Directive 2006/48/EC and Directive 2006/49/EC which, in turn, transpose into Community law the New Basel Capital Accord (“Basel II”- BIS II).

Accordingly, in 2008 the Bank and its Group must calculate their capital requirements in accordance with the aforementioned regulations, which change the way entities must calculate their minimum capital, including new risks that require the use of capital, such as operational risk, and introduce new calculation methodologies and models to be applied by the entities, and new requirements in terms of validation mechanisms and public information to be disclosed to the market.

The new regulations permit the use of internal parameters for the calculation of minimum capital requirements, which will become effective from June 30, 2008.

The Group intends to use, from the outset, advanced internal models to calculate the capital requirements for credit risk of the units with the largest credit risk exposure (the Parent Bank and Banco Español de Crédito -Banesto- in Spain and Abbey in the UK), and plans to extend these models to its other main units in the next few years. The use of advanced internal models is subject to stringent internal validation and supervisory approval requirements. Internal validation and supervisory review and approval of the models are not confined to the quantitative model, but also encompass qualitative requirements relating to the technological environment and the integration of the models into management. In the case of the Group, this has entailed the review and approval by the Bank of Spain and the Financial Services Authority (FSA) of 36 credit risk models applicable to the various business segments.

The calculation of the minimum capital requirements under the new regulations, the so-called Pillar 1, is supplemented by an internal capital adequacy assessment process (ICAAP) and supervisory review, also referred to as Pillar 2. In the case of the Group, this ICAAP is based on an internal model which is used to quantify the economic capital required, given the Group’s global risk profile, to maintain a target AA rating. Lastly, BIS II regulations establish, through the so-called Pillar 3, strict standards of transparency in the disclosure of risk information to the market.

We consider that the new regulations will give rise to significant savings with respect to the regulatory capital requirements as from their effective implementation on June 30, 2008.

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

It should be noted that from January 1, 2008 to the date on which these financial statements were authorized for issue, the following significant events occurred in the Santander Group:
•
Banco Santander entered into an agreement with the consortium led by Propinvest for the sale of the Santander business campus and the subsequent leaseback thereof for a period of 40 years, whereby the Bank also reserves a purchase option at the end of this period.

This transaction is performed within the framework of the restricted private bid organized by Banco Santander for the sale and subsequent leaseback of a portfolio of properties owned by it in Spain, of which it is the last part. The price agreed upon for the Santander business campus is €1,900 million (Note 12).

•
Santander and Fortis entered into an agreement whereby Santander will acquire from Fortis the asset management activities of ABN AMRO in Brazil, which Fortis purchased as part of the ABN AMRO acquisition performed by the Consortium (RBS, Fortis and Santander).

This transaction, which is valued at €209 million, is expected to be closed in the second quarter of 2008 and will be subject to the normal closing conditions and to the relevant regulatory approvals.
i)	Comparative information

The accompanying consolidated income statement for 2006 differs from the consolidated income statement approved by the Bank’s Annual General Meeting in that, as a result of the Group’s divestment of the pensions business in Latin America, the results arising from the consolidation of these companies (€116 million) were reclassified for comparison purposes, as stipulated by the accounting standards, from the headings under which they were recorded in the approved consolidated financial statements for 2005 to “Profit from discontinued operations” in the accompanying consolidated income statement for 2006 (Note 37).

Also, the results arising from the consolidation of the divested companies in the pensions business in Latin America (€106 million) and the results relating to the investments disposed of in 2006 –most notably Inmobiliaria Urbis, S.A. (Urbis) and Abbey’s insurance business (€238 million)- were reclassified in 2005 from the related headings in the consolidated income statement to “Profit from discontinued operations” in the accompanying consolidated income statement (Note 37).

The gains arising in 2007 on the disposal of the investment in Intesa Sanpaolo and of the properties in Spain (€566 million and €1,620 million, respectively, recognized under “Other gains” — Note 52), the proceeds from the divestment of the pensions business in Latin America (€831 million, recognized under “Discontinued operations” — Note 37) and the gains on the disposal of the investment in Banco Portugués do Investimento (€107 million, recognized under “Gains/losses on financial assets and liabilities” — Note 45) were used to write down the investment in Sovereign (€1,053 million — Note 13-c), to write down intangible assets (€542 million — Note 17), to recognize special provisions for retirement and pension plans (€317 million — Note 52) and to recognize other provisions and write-downs (€117 million). Therefore, the gross gains realized in 2007 (€3,124 million) contributed €950 million, after the aforementioned uses and net of tax and minority interests, to “Profit attributed to the Group”.

The gains arising in 2006 on the disposal of the investments in Banco Santander Chile, San Paolo ImI, S.p.A. (San Paolo) and Antena 3 (€270 million, €705 million and €294 million, respectively, recognized under “Other gains” — Note 52) and on the divestment of Urbis (€1,218 million recognized under “Discontinued operations” — Note 37) were used to fund a significant portion of the retirement plans detailed in Note 25-c (€716 million), to re-estimate the deferred tax assets and liabilities detailed in Note 2-y as a result of the reduction in the statutory tax rate for income tax purposes in Spain (€491 million) and to recognize the expense relating to the delivery of 100 Bank shares to each Group employee (€179 million). Accordingly, the gains realized in 2006 (€2,487 million, before tax) contributed €1,014 million, after the aforementioned uses and net of tax and minority interests, to the profit attributable to the Group.

In 2005, the gains on the disposal of the investments in Unión Fenosa, S.A., Royal Bank of Scotland Group Plc and Auna Operadores de Telecomunicaciones, S.A. (€1,157 million, €717 million and €355 million, respectively, recognized under “Other gains” — Note 52) were partially used to fund early retirement plans and to amortize early restructuring costs. Therefore, the realized gains (€2,229 million before tax) contributed €1,008 million, after the aforementioned uses and net of tax, to the profit attributed to the Group for 2005.

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
ii.	Translation of foreign currency balances
Foreign currency balances are translated to euros in two consecutive stages:
•	Translation of foreign currency to the functional currency (currency of the main economic environment in which the Group operates), and

•	Translation to euros of the balances held in the functional currencies of entities whose functional currency is not the euro.

Translation of foreign currency to the functional currency

Foreign currency transactions performed by consolidated entities (or entities accounted for using the equity method) not located in EMU countries are initially recognized in their respective currencies. Monetary items in foreign currency are subsequently translated to their functional currencies using the closing rate.

Furthermore:
•	Non-monetary items measured at historical cost are translated to the functional currency at the exchange rate at the date of acquisition.

•	Non-monetary items measured at fair value are translated at the exchange rate at the date when the fair value was determined.

•	Income and expenses are translated at the average exchange rates for the period for all the transactions performed during the year.

•
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

Translation of functional currencies to euros

If the functional currency is not the euro, the balances in the financial statements of the consolidated entities (or entities accounted for using the equity method) are translated to euros as follows:

•	Assets and liabilities, at the closing rates.

•	Income and expenses, at the average exchange rates for the year.

•	Equity items, at the historical exchange rates.

iii.	Recognition of exchange differences

The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognized at their net amount under “Exchange differences” in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognized in the consolidated income statement without distinguishing them from other changes in fair value, and for exchange differences arising on non-monetary items measured at fair value through equity, which are recognized under “Valuation adjustments — Exchange differences”.

The exchange differences arising on the translation to euros of the financial statements in functional currencies other than the euro are recognized under “Valuation adjustments — Exchange differences” in the consolidated balance sheet until the related item is derecognized, when they are recognized in the consolidated income statement.

iv.	Entities located in hyperinflationary economies

None of the functional currencies of the consolidated entities and associates located abroad relate to hyperinflationary economies as defined by the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 as adopted by the European Union. Accordingly, at 2007, 2006 and 2005 year-end it was not necessary to adjust the financial statements of any of the consolidated entities or associates to correct for the effect of inflation.

v.	Exposure to foreign currency risk

At December 31, 2007, the Group’s largest exposures on temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the US dollar and the pound sterling. At that date, its largest exposures on permanent positions (with a potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the Mexican peso and the Chilean peso. The Group hedges a portion of these permanent positions using foreign exchange derivative financial instruments (Note 36-a).

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

The following tables show the sensitivity of consolidated profit and consolidated equity to changes in the Group’s financial instruments due to 1% variations in the various foreign currencies in which the Group had material balances.

The estimated effect on the Group’s consolidated equity and consolidated profit of a 1% appreciation of the euro against the related currency is as follows:

	Millions of Euros
	Effect on Consolidated Equity			Effect on Consolidated Profit
Currency	2007	2006	2005	2007	2006	2005

US dollar	—	0.1	(10.1)	20.1	30.2	18.7
Chilean peso	(13.7)	(9.8)	(1.0)	—	2.2	—
Pound sterling	(4.3)	(49.0)	(32.6)	12.2	23.2	13.4
Mexican peso	(16.3)	(20.5)	(19.5)	—	5.2	1.9
Brazilian real	(68.5)	(25.4)	(27.5)	—	—	—

Similarly, the estimated effect on the Group’s consolidated equity and consolidated profit of a 1% depreciation of the euro against the related currency is as follows:

	Millions of Euros
	Effect on Consolidated Equity			Effect on Consolidated Profit
Currency	2007	2006	2005	2007	2006	2005

US dollar	—	(0.1)	10.3	(20.5)	(30.8)	(19.1)
Chilean peso	14.5	10.9	1.0	—	(6.0)	—
Pound sterling	8.5	33.1	30.3	(12.5)	(16.7)	(0.5)
Mexican peso	16.5	24.7	18.3	—	(7.3)	(1.3)
Brazilian real	69.4	26.0	28.0	—	—	—

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

The estimates used to obtain the foregoing data were performed taking into account the effects of the exchange rate fluctuations isolated from the effect of the performance of other variables, the changes in which would affect equity and profit, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate fluctuations remained unchanged with respect to their positions at December 31, 2007, 2006 and 2005.

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

The companies less than 50% owned by the Group that constituted a decision-making unit at December 31, 2007 and which, therefore, were accounted for as subsidiaries are: (i) Inmuebles B de V 1985 C.A., (ii) Luri 1, S.A. and (iii) Luri 2, S.A. and (iv) Luri Land, S.A., in which the Group held ownership interests of 35.63%, 5.58%, 4.81% and 5.15%, respectively, at that date (Exhibit I).

The companies less than 20% owned by the Group over which it exercises significant influence and which, therefore, were accounted for as associates at December 31, 2007 are: (i) Attijariwafa Bank Société Anonyme and (ii) Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor, S.A., in which the Group held ownership interests of 14.55% and 13.94%, respectively, at that date (Exhibit II).

v.	Business combinations
A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities.

Business combinations performed on or after January 1, 2004 whereby the Group obtains control over an entity are recognized for accounting purposes as follows:
•
The Group measures the cost of the business combination, defined as the fair value of the assets given, the liabilities incurred and the equity instruments issued, if any, by the entity, plus any cost directly attributable to the business combinations, including the fees paid to the auditors, legal advisers, investment banks and other consultants. The amount recognized as an increase in the cost of the business combinations effected in 2007 (see the transaction described in Note 3-b), which required auditor’s reports to be issued by our auditors, amounted to €5.8 million.

•
The fair values of the assets, liabilities and contingent liabilities of the acquiree, including any intangible assets which might have not been recognized by the acquiree, are estimated and recognized in the consolidated balance sheet.

•
Any negative difference between the net fair value of the assets, liabilities and contingent liabilities of the acquiree and the business combination cost is recognized as discussed in Note 2-m; any positive difference is recognized in “Other gains” in the consolidated income statement.

vi.	Acquisitions and disposals
Note 3 provides information on the most significant acquisitions and disposals in 2007, 2006 and 2005.

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

The following transactions are not treated for accounting purposes as financial instruments:
•	Investments in subsidiaries, jointly controlled entities and associates (Note 13).

•	Rights and obligations under employee benefit plans (Note 25).

•	Rights and obligations under insurance contracts (Note 15).

•	Contracts and obligations relating to employee remuneration based on own equity instruments (Note 34).
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
•
Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

•
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

•
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

•
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

•	Held-to-maturity investments: this category includes debt instruments with fixed maturity and with fixed or determinable payments.
iii.	Classification of financial assets for presentation purposes
Financial assets are classified by nature into the following items in the consolidated balance sheet:
•	Cash and balances with central banks: cash balances and balances receivable on demand relating to deposits with the Bank of Spain and other central banks.

•	Loans and advances to credit institutions: credit of any nature in the name of credit institutions.

•	Money market operations through counterparties: amount of the money market operations conducted through central counterparties.

•
Loans and advances to customers: all credit granted by the Group, other than that represented by marketable securities, money market operations through central counterparties, finance lease receivables and loans and advances to credit institutions.

•	Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

•
Other equity instruments: financial instruments issued by other entities, such as shares and non-voting equity units, which have the nature of equity instruments for the issuer, unless they are investments in subsidiaries, jointly controlled entities or associates. Investment fund units and shares are included in this item.

•	Trading derivatives: includes the fair value in favor of the Group of derivatives which do not form part of hedge accounting.

•
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

•
Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts credited to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are efficiently hedged against interest rate risk through fair value hedging derivatives.

•	Hedging derivatives: includes the fair value in favor of the Group of derivatives designated as hedging instruments in hedge accounting.

•	Investments: includes the investments in the share capital of associates
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
•
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

•
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

•
Financial liabilities at fair value through equity: financial liabilities associated with available-for-sale financial assets arising as a result of transfers of assets in which the consolidated entities as transferors neither transfer nor retain substantially all the risks and rewards of ownership of the assets.

•
Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the funding-taking activities carried on by financial institutions.

v.	Classification of financial liabilities for presentation purposes
Financial liabilities are classified by nature into the following items in the consolidated balance sheet:
•	Deposits from credit institutions: deposits of any nature, including credit and money market operations received in the name of credit institutions.

•	Money market operations through counterparties: amount of the money market operations conducted through central counterparties.

•
Customer deposits: includes all repayable balances received in cash by the Group, other than those represented by marketable securities, money market operations through central counterparties, subordinated liabilities and deposits from central banks and credit institutions.

•
Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than subordinated liabilities. This item includes the component considered to be a financial liability of issued securities that are compound financial instruments.

•	Trading derivatives: includes the fair value of the Group’s liability in respect of derivatives which do not form part of hedge accounting.

•	Deposits from central banks: deposits of any nature received from the Bank of Spain or other central banks.

•	Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed.

•	Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt.

•	Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items.

•
Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts charged to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are efficiently hedged against interest rate risk through fair value hedging derivatives.

•	Hedging derivatives: includes the fair value of the Group’s liability in respect of derivatives designated as hedging instruments in hedge accounting.

•
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

The amounts at which the financial assets are recognized represent, in all material respects, the Group’s maximum exposure to credit risk at each reporting date. Also, the Group has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under leasing and renting agreements, assets acquired under repurchase agreements, securities loans and derivatives.

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

The following table summarizes the recorded fair values at each of the dates set forth for the asset and liability classes below, broken down by valuation methodology used by the Group to determine their fair value:

	December 31,
	2007			2006			2005
	(in millions of euros)
	Published			Published			Published
	Price			Price			Price
	Quotations in			Quotations in			Quotations in
	Active	Internal		Active	Internal		Active	Internal
	Markets	Models (*)	Total	Markets	Models (*)	Total	Markets	Models (*)	Total

Financial assets held for trading	76,310	82,490	158,800	84,009	86,414	170,423	85,558	68,650	154,208
Other financial assets at fair value through profit or loss	6,945	17,884	24,829	4,543	10,828	15,371	39,020	9,842	48,862
Available-for-sale financial assets	37,908	6,441	44,349	32,111	6,587	38,698	72,909	1,036	73,945
Hedging derivatives (assets)	—	3,063	3,063	—	2,988	2,988	—	4,126	4,126
Financial liabilities held for trading	24,447	98,307	122,754	30,657	93,339	123,996	35,156	77,310	112,466
Other financial liabilities at fair value through profit or loss	117	33,039	33,156	259	12,152	12,411	—	11,810	11,810
Hedging derivatives (liabilities)	110	4,024	4,135	—	3,494	3,494	—	2,311	2,311
Liabilities under insurance contracts	5,678	7,356	13,034	5,760	4,944	10,704	13,076	31,596	44,672

(*)	In substantially all cases, the principal variables that are input into these models are derived from observable market data.

Financial instruments carried at fair value and determined on the basis of published price quotations in active markets include government debt securities, private-sector debt securities, asset-backed securities, equity securities, short securities positions and fixed-income securities issued.

In the absence of published price quotations for a particular financial instrument, management uses internal models to make its best estimate of the price that the market would set for that financial instrument. In order to make these estimates, various techniques are employed, including extrapolation from observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the value of the instrument can be evidenced by comparison with other observable market transactions involving the same or similar instruments or measured by using a valuation technique where variables include only observable market data, mainly interest rates. Under EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, any difference between the transaction price and the fair value based on valuation techniques is not initially recognized in the income statement.

Set forth below are the main valuation techniques employed in our internal models to measure the fair value of the financial instruments disclosed above at December 31, 2007:
•
In the valuation of financial instruments permitting static hedging (basically, forwards and swaps), and in the valuation of loans and advances, the “present value” method is used. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are generally observable market data.

•
In the valuation of financial instruments requiring dynamic hedging (principally structured options and other structured instruments), the Black-Scholes model is generally used. Certain observable market inputs are used in the Black-Scholes model to generate variables such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity, as appropriate.

•
In the valuation of financial instruments exposed to interest rate risk (such as interest rate futures, caps and floors), the present value method (futures) and Black-Scholes model (plain vanilla options) are used. For more structured instruments that require dynamic hedging, the Heath-Jarrow-Morton model is employed. The main inputs used in these models are principally observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates.

•
In the case of linear instruments (for example, bonds and fixed-income derivatives), credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk. In the case of non-linear instruments, if they are exposed to portfolio credit risk (for example, credit derivatives), the joint probability of default is determined using the Standard Gaussian Copula model. The main inputs used in the Standard Gaussian Copula model are generally data relating to individual issuers in the portfolio and correlations thereto. The main inputs used in determining the underlying cost of credit for credit risk derivatives are quoted credit spreads, and the correlation between individual issuers’ quoted credit derivatives.

The estimates thus obtained could vary if other methods or assumptions were used for interest rate risk, credit risk, market risk and foreign currency risk spreads, or for their related correlations and volatilities. Nevertheless, management considers that the financial assets and liabilities recognized at fair value in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

The fair values of the financial instruments arising from the aforementioned internal models take into account, among other things, contract terms and observable market data, which include interest rates, credit risk, exchange rates, the quoted market price of raw materials and equity securities, volatility and prepayments. The valuation models are not significantly subjective, because they can be tested and, if necessary, recalibrated by the internal calculation of and subsequent comparison to market prices of actively traded securities. Set forth below are the financial instruments at fair value where measurement is based on internal models at December 31, 2007, and the potential effect on fair value as of such date to changes to other reasonably likely assumptions that are not based on observable market data:

	In Millions of Euros
	Fair Value
	Calculated			Other reasonably likely
	Using			assumptions
	Internal			More	Less
	Models	Valuation Techniques	Main Assumptions (*)	Favorable	Favorable

ASSETS:
Financial assets held for trading	82,490			103	(88)
Loans and advances to credit institutions (Note 6)	12,295	Present Value Method	Observable market data	—	—
Loans and advances to customers (**) (Note 10)	23,704	Present Value Method	Observable market data	—	—
Debt and equity interests	2,087	Present Value Method	Observable market data	—	—
Trading derivatives	44,404			103	(88)
Swaps (***)	28,312	Present Value Method	Observable market data, Liquidity	61	(46)
Exchange rate options	375	Black-Scholes Model	Observable market	1	(1)
			data, Liquidity
Interest rate options	8,683	Black-Scholes Model	Observable market	24	(16)
		HJM Model	data, Liquidity,
			Correlation
Interest rate futures	1,039	Present Value Method	Observable market data	—	—
Index and securities options	3,799	Black-Scholes Model	Observable market	17	(25)
			data, Dividend,
			Correlation,
			Liquidity
Investment futures	28	Present Value Method	Observable market data	—	—
Other	2,168	N/A	N/A	—	—
Hedging derivatives	3,063			—	—
Swaps	2,614	Present Value Method	Observable market data	—	—
Exchange rate options	359	Black-Scholes Model	Observable market data	—	—
Interest rate options	86	Black-Scholes Model	Observable market data	—	—
Other	4	N/A		—	—
Other financial assets at fair value Through profit or loss	17,884
Loans and advances to credit institutions (Note 6)	6,865	Present Value Method	Observable market data	—	—
Loans and advances to customers (****) (Note 10)	8,022	Present Value Method	Observable market data	—	—
Debt and equity interests	2,997	Present Value Method	Observable market data	—	—
Available-for-sale financial assets	6,441
Debt and equity interests	6,441	Present Value Method	Observable market data	—	—
LIABILITIES:
Financial liabilities held for trading	98,307			108	(90)
Deposits from credit institutions	23,254	Present Value Method	Observable market data	—	—
Customer deposits	27,992	Present Value Method	Observable market data	—	—
Trading derivatives	47,061			108	(90)
Swaps (***)	39,204	Present Value Method	Observable market	90	(69)
			data, Liquidity
Exchange rate options	907	Black-Scholes Model	Observable market	2	(2)
			data, Liquidity
Interest rate options	1,325	Black-Scholes Model	Observable market	4	(2)
		HJM Model	data, Liquidity,
			Correlation
Index and securities options	2,527	Black-Scholes Model	Observable market	12	(17)
			data, Dividend,
			Correlation,
			Liquidity
Forward purchase and sale contracts	1,411	N/A	N/A	—	—
Interest rate and investment futures	1,100	Present Value Method	Observable market data	—	—
Other	587	N/A	N/A	—	—
Hedging derivatives	4,024			—	—
Swaps	3,924	Present Value Method	Observable market data	—	—
Exchange rate options	27	Black-Scholes Model	Observable market data	—	—
Interest rate options	73	Black-Scholes Model	Observable market data	—	—
Other financial liabilities at fair value Through profit or loss	33,039	Present Value Method	Observable market data	—	—
Liabilities under insurance contracts	7,356	Note 15		—	—

TOTAL	252,604			211	(178)

(*)
The use of observable market data assumes that the markets in which the Group operates are operationally efficient and, hence that such data is meaningful. The following are the principal assumptions used in the valuation of the financial instruments listed in the table above that are measured by means of internal models in which non-observable market data is utilized:

•
Correlation: assumptions regarding the correlation between the value of market-traded assets and those non-traded assets are based on the historical correlation between the impact of adverse movements in market data and the corresponding valuation of the associated non-traded assets. The valuation will vary depending on whether a more or less conservative degree of correlation scenario is selected.

•
Dividend: estimates of the dividends used as inputs in internal models are based on the expected dividend distributions from the issuer companies. Since the expected dividend may change or differ depending on the source of the dividend data (generally either historic data or market consensus for option pricing), and the dividend policy of companies may vary, the measurement is adapted to arrive at the best estimate of a reasonable level of expected dividend within more or less conservative scenarios.

•
Liquidity: assumptions include estimates in response to market liquidity. For example to take into account market liquidity or where the financial instrument is part of a new or developing market where, due to lack of market prices that reflect a reasonable price for those products, the standard calculation methodology and estimates available may result in a less accurate valuation of the instrument at that time.

(**)	Principally includes short-term loans and repurchase agreements with corporate non-bank customers (mainly brokerage and investment firms).

(***)
Includes credit risk derivatives with a fair value of €2.5 million (for assets) and €3.3 million (for liabilities) recognized on the consolidated balance sheet. These are measured by means of the Standard Gaussian Copula model, discussed above.

(****)
Includes loans to Housing Associations in the United Kingdom (which are regulated and part Government-funded) secured by UK residential property. The fair values of the loans are modelled using observable market inputs, including current market transactions for UK Housing Associations of similar size and security structure. Due to the Government involvement with these entities, credit spreads have remained stable and are homogeneous across the industry. Model output values are benchmarked against current market transaction prices.

As detailed in the table above, the potential effect on the valuation of financial instruments of a change in the principal assumptions (models, correlations and dividends) to other reasonably likely assumptions that are less favorable in the lower end of the reasonably likely range would be to decrease gains, or increase losses, by €178 million (2006: €141 million; 2005: €140 million). The effect of the use of reasonable assumptions that are more favorable than those used by the Group, in the top end of the reasonably likely range, would increase gains, or decrease losses, by €211 million (2006: €183 million; 2005: €155 million).

The total loss recognized in the consolidated income statement for 2007 arising from the aforementioned valuation models amounted to €479 million (2006: total loss of €1,005 million; 2005: total gain of €762 million).

iv.	Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate- and those arising for other reasons, which are recognized at their net amount under “Gains/losses on financial assets and liabilities”.

Adjustments due to changes in fair value arising from:
•
“Available-for-sale financial assets” are recognized temporarily in equity under “Valuation adjustments — Available-for-sale financial assets”, unless they relate to exchange differences, in which case they are recognized in “Valuation adjustments - Exchange differences” (exchange differences arising on monetary financial assets are recognized in “Exchange differences” in the consolidated income statement).

•
Items charged or credited to “Valuation adjustments — Available-for-sale financial assets” and “Valuation adjustments — Exchange differences” remain in the Group’s consolidated equity until the related assets are derecognized, whereupon they are charged to the consolidated income statement.

•
Unrealized gains on available-for-sale financial assets classified as “Non-current assets held for sale” because they form part of a disposal group or a discontinued operation are recognized in “Valuation adjustments — Non-current assets held for sale”.

•	“Financial liabilities at fair value through equity” are recognized in “Valuation adjustments — Financial liabilities at fair value through equity”.

v.	Hedging transactions

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

e)	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:
1.
If the Group transfers substantially all the risks and rewards to third parties -unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

2.
If the Group retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases-, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a.	An associated financial liability, for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

b.	The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability.
3.
If the Group neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases-, the following distinction is made:

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

Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the subsidiaries currently have a legally enforceable right to set off the recognized amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

g)	Impairment of financial assets
i.	Definition
A financial asset is considered to be impaired -and therefore its carrying amount is adjusted to reflect the effect of impairment- when there is objective evidence that events have occurred which:
•	In the case of debt instruments (loans and debt securities), give rise to an adverse impact on the future cash flows that were estimated at the transaction date.

•	In the case of equity instruments, mean that their carrying amount may not be fully recovered.

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognized impairment losses is recognized in the consolidated income statement for the period in which the impairment is reversed or reduced.

Balances are deemed to be impaired, and the interest accrual is suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received by the consolidated entities to secure (fully or partially) collection of the related balances. Collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, to reduce the principal amount outstanding. The amount of the financial assets that would be deemed to be impaired had the conditions thereof not been renegotiated is not material with respect to the Group’s financial statements taken as a whole.

When the recovery of any recognized amount is considered unlikely, the amount is written off, without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to expiry of the statute-of-limitations period, forgiveness or any other cause.

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
•
All the amounts that are expected to be obtained over the remaining life of the instrument; including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued interest receivable.

•	The various types of risk to which each instrument is subject, and

•	The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument’s effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).

Specifically as regards impairment losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency:
•	When there is evidence of a deterioration of the obligor’s ability to pay, either because it is in arrears or for other reasons, and/or

•	When country risk materializes: country risk is considered to be the risk associated with debtors resident in a given country due to circumstances other than normal commercial risk.
* * * * *
The Group has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties and from country risk.

These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments, and contingent liabilities and commitments, the identification of their impairment and the calculation of the amounts necessary to cover the related credit risk.

With respect to the allowance for loss arising from credit risk, the Group makes the following distinction:
1.	Specific credit risk allowance:
a.	Specific allowance:

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

The allowance percentages applied to unsecured transactions, based on the age of the past-due amounts, are as follows:
•	Less than 6 months: between 4.5% and 5.3%

•	More than 6 months and less than 12 months: between 27.4% and 27.8%

•	More than 12 months and less than 18 months: between 60.5% and 65.1%

•	More than 18 months and less than 24 months: between 93.3% and 95.8%

•	More than 24 months: 100%
The allowance percentages applied to loans secured by mortgage on completed homes, based on the age of the past-due amounts, are as follows:
•	Less than 3 years, provided that the outstanding loan does not exceed 80% of the appraisal value of the home: 2%

•	More than 3 years and less than 4 years: 25%

•	More than 4 years and less than 5 years: 50%

•	More than 5 years and less than 6 years: 75%

•	More than 6 years: 100%
The allowance percentages applied to loans secured by real property, when the Group has initiated procedures to foreclose such assets, based on the age of the past-due amounts, are as follows:
•	Less than 6 months: between 3.8% and 4.5%

•	More than 6 months and less than 12 months: between 23.3% and 23.6%

•	More than 12 months and less than 18 months: between 47.2% and 55.3%

•	More than 18 months and less than 24 months: between 79.3% and 81.4%

•	More than 24 months: 100%
ii.	Assets classified as doubtful for reasons other than counterparty arrears:

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

The Group uses the expected loss concept to quantify the cost of the credit risk and include it in the calculation of the risk-adjusted return of its transactions. The parameters necessary for this calculation are also used to calculate economic capital and, in the future, to calculate BIS II regulatory capital under internal models (Note 1-f).

Expected loss is the expected cost, on average in a complete business cycle, of the credit risk of a transaction, considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.

The expected loss is calculated by multiplying three factors: “exposure at default”, “probability of default” and “loss given default”.

•	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

•
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

•	Loss given default (LGD) is the loss arising in the event of default. It depends mainly on the guarantees associated with the transaction.
The calculation of the expected loss also takes into account the adjustment to the cycle of the aforementioned factors, especially PD and LGD.
The approach described above is used as a general rule. However, in certain cases, as a result of its particular characteristics, this approach is not applied and alternative approaches are used:
1.	Low default portfolios

In certain portfolios (sovereign risk, credit institutions or large corporations) the number of defaults observed is very small or zero. In these cases, the Group opted to use the data contained in the credit derivative spreads to estimate the expected loss discounted by the market and break it down into PD and LGD.

2.	Top-down units

In the cases in which the Group does not have sufficient data to construct a sufficiently robust credit risk measurement model, the expected loss on the loan portfolios is estimated based on a top-down approximation in which the historically observed average cost of the loan portfolios is used as the best estimate of the expected loss. As the credit models are developed and bottom-up measurements are obtained, the top-down measurements used for these units are gradually replaced.

* * * * *
However, by express requirement of the Bank of Spain, until the Spanish regulatory authority has verified and approved these internal models (which are currently under review), the general allowance must be calculated as set forth below.
Based on its experience and on the information available to it on the Spanish banking industry, the Bank of Spain has established various categories of debt instruments and contingent liabilities, classified as standard risk, which are recognized at Spanish entities or relate to transactions performed on behalf of residents in Spain which are recognized in the accounting records of foreign subsidiaries, and has applied a range of required allowances to each category.
•	Negligible risk: 0%

•	Low risk: 0.20% — 0.75%

•	Medium-low risk: 0.50% — 1.88%

•	Medium risk: 0.59% — 2.25%

•	Medium-high risk: 0.66 — 2.50%

•	High risk: 0.83% — 3.13%
Our internal models produce a range of allowances that include the allowances required by the Bank of Spain.
2.	Country risk allowance:

Country risk is considered to be the risk associated with counterparties resident in a given country due to circumstances other than normal commercial risk (sovereign risk, transfer risk and risks arising from international financial activity). Based on the countries’ economic performance, political situation, regulatory and institutional framework, and payment capacity and record, the Group classifies all the transactions performed with third parties into six different groups, from group 1 (transactions with ultimate obligors resident in European Union countries, Norway, Switzerland, Iceland, the United States, Canada, Japan, Australia and New Zealand) to group 6 (transactions the recovery of which is considered remote due to circumstances attributable to the country), assigning to each group the credit loss allowance percentages resulting from the aforementioned analyses.

However, due to the size of the Group and to the proactive management of its country risk exposure, the allowances recognized in this connection are not material with respect to the credit loss allowances recognized.

iii.	Debt or equity instruments classified as available for sale
The amount of the impairment losses on these instruments is the positive difference between their acquisition cost (net of any principal repayment or amortization in the case of debt instruments) and their fair value, less any impairment loss previously recognized in the consolidated income statement.
When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under “Valuation adjustments — Available-for-sale financial assets” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.
If all or part of the impairment losses are subsequently reversed, the reversed amount is recognized, in the case of debt instruments, in the consolidated income statement for the year in which the reversal occurred (or in equity under “Valuation adjustments — Available-for-sale financial assets” in the case of equity instruments).
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

h)	Repurchase agreements and reverse repurchase agreements

Purchases (sales) of financial assets under a non-optional resale (repurchase) agreement at a fixed price (“repos”) are recognized in the consolidated balance sheet as financing granted (received), based on the nature of the debtor (creditor), under “Loans and advances to credit institutions” or “Loans and advances to customers” (“Deposits from credit institutions” or “Customer deposits”).

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

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under “Impairment losses — Non-current assets held for sale” in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

j)	Reinsurance assets and Liabilities under insurance contracts

Insurance contracts involve the transfer of a certain quantifiable risk in exchange for a periodic or one-off premium. The effects on the Group’s cash flow will arise from a deviation in the payments forecast and/or an insufficiency in the premium set.

The Group controls its insurance risk as follows:
•	By applying of a strict methodology in the launch of products and in the assignment of value thereto.

•	By using deterministic and stochastic models for measuring commitments.

•	By using reinsurance as a risk mitigation technique as part of the credit quality guidelines in line with the Group’s general risk policy.

•	By establishing an operating framework for credit risks.

•	By actively managing asset and liability matching.

•	By applying security measures in processes.
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
•
Current estimates of future cash flows under the insurance contracts of the consolidated entities. These estimates include all contractual cash flows and any related cash flows, such as claims handling costs; and

•
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

“Tangible assets” includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Tangible assets are classified by use as follows:

i.	Property, plant and equipment for own use
Property, plant and equipment for own use -including tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases- are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (net carrying amount higher than recoverable amount).
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
The tangible asset depreciation charge is recognized in the consolidated income statement and is calculated basically using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Annual
Rate

Buildings for own use	2
Furniture	7.5 – 10
Fixtures	6 – 10
Office and IT equipment	10 – 25
Leasehold improvements	5 – 10
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
When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value -which is generally the exercise price of the purchase option of the lessee at the end of the lease term- is recognized as lending to third parties and is therefore included under “Loans and receivables” in the consolidated balance sheet.
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
In both cases, the finance income and finance expense arising from these contracts is credited and debited, respectively, to “Interest and similar income” and “Interest expense and similar charges” in the consolidated income statement so as to achieve a constant rate of return over the lease term.
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
iii.	Sale and leaseback transactions
In the case of sale at fair value and operating leasebacks, the profit or loss generated is recognized at the time of sale. In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.
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
•
If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognized in the balance sheets of the acquirees.

•
If it is attributable to specific intangible assets, by recognizing it explicitly in the consolidated balance sheet provided that the fair value of these assets within 12 months following the date of acquisition can be measured reliably.

•
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

Goodwill -which is only recognized when it has been acquired for consideration- represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized.
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
Other intangible assets can have an indefinite useful life -when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities- or a finite useful life, in all other cases.
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
The intangible asset amortization charge is recognized under “Depreciation and amortization - Intangible assets” in the consolidated income statement.
In both cases the consolidated entities recognize any impairment loss on the carrying amount of these assets with a charge to “Impairment losses — Other intangible assets” in the consolidated income statement. The criteria used to recognize the impairment losses on these assets and, where applicable, the reversal of impairment losses recognized in prior years are similar to those used for tangible assets (Note 2-k).
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
•
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

Any write-downs of inventories -such as those due to damage, obsolescence or reduction of selling price- to net realizable value and other impairment losses are recognized as expenses for the year in which the impairment or loss occurs. Subsequent reversals are recognized in the consolidated income statement for the year in which they occur.

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

•
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
o)	Provisions and contingent assets and liabilities

The directors of the consolidated entities, in preparing their respective financial statements, made a distinction between:
•
Provisions: credit balances covering present obligations at the balance sheet date arising from past events which could give rise to a loss for the consolidated entities, which is considered to be likely to occur and certain as to its nature but uncertain as to its amount and/or timing; and

•
Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them.

•
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

The Group’s consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. In accordance with accounting standards, contingent liabilities must not be recognized in the consolidated financial statements, but must rather be disclosed in the notes. In this respect, the financial statements of Abbey disclose the contingent liability arising from the claims made by the customers of the main UK financial institutions in relation to certain fees and commissions charged by them.

Provisions, which are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year, are used to cater for the specific obligations for which they were originally recognized. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.
Provisions are classified according to the obligations covered as follows:
•	Provisions for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to early retirees and similar obligations.

•	Provisions for taxes: includes the amount of the provisions made to cover tax contingencies.

•
Provisions for contingent liabilities and commitments: includes the amount of the provisions made to cover contingent liabilities -defined as those transactions in which the Group guarantees the obligations of a third party, arising as a result of financial guarantees granted or contracts of another kind- and contingent commitments -defined as irrevocable commitments that may give rise to the recognition of financial assets.

•	Other provisions: includes the amount of other provisions made by the consolidated entities. This item includes, inter alia, provisions for restructuring costs and litigation (Note 25).
p)	Litigation and/or claims in process

In addition to the disclosures made in Note 1, at the end of 2007 certain litigation and claims were in process against the consolidated entities arising from the ordinary course of their operations (Note 25).

q)	Own equity instruments

Own equity instruments are those meeting both of the following conditions:
•
The instruments do not include any contractual obligation for the issuer: (i) to deliver cash or another financial asset to a third party; or (ii) to exchange financial assets or financial liabilities with a third party under conditions that are potentially unfavorable to the issuer.

•
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
Fee and commission income and expenses are recognized in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:
•	Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid.

•	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.

•	Those relating to services provided in a single act are recognized when the single act is carried out.
iii.	Non-finance income and expenses
These are recognized for accounting purposes on an accrual basis.
iv.	Deferred collections and payments
These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.
v.	Loan arrangement fees
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

The Group initially recognizes the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and similar interest receivable from these contracts over the term thereof, and simultaneously the Group recognizes, on the asset side of the consolidated balance sheet, the amount of the fees, commissions and interest received at the start of the transactions and the amounts receivable at the present value of the fees, commissions and interest receivable.

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

The provisions made for these transactions are recognized under “Provisions — Provisions for contingent liabilities and commitments” in the consolidated balance sheet (Note 25). These provisions are recognized and reversed with a charge or credit, respectively, to “Provisions (net)” in the consolidated income statement.

If a specific provision is required for financial guarantees, the related unearned commissions recognized under “Accrued expenses and deferred income” in the consolidated balance sheet are reclassified to the appropriate provision.

u)	Assets under management and investment and pension funds managed by the Group

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

Defined contribution plans

The contributions made in this connection in each year are recognized under “Personnel expenses” in the consolidated income statement. The amounts not yet contributed at each year-end are recognized, at their present value, under “Provisions — Provisions for pensions and similar obligations” on the liability side of the consolidated balance sheet.

Defined benefit plans

The Group recognizes under “Provisions — Provisions for pensions and similar obligations” on the liability side of the consolidated balance sheet (or under “Other assets — Other” on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets and of the net unrecognized cumulative actuarial gains and/or losses disclosed in the valuation of these obligations, which are deferred using a corridor approach, and net of the past service cost, which is deferred over time, as explained below.

“Plan assets” are defined as those that will be directly used to settle obligations and that meet the following conditions:
•	They are not owned by the consolidated entities, but by a legally separate third party that is not a party related to the Group.

•
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
The “past service cost” -which arises from changes to current post-employment benefits or from the introduction of new benefits- is recognized on a straight-line basis in the consolidated income statement over the period from the time the new commitments arise to the date on which the employee has an irrevocable right to receive the new benefits.
Post-employment benefits are recognized in the consolidated income statement as follows:
•	Current service cost -defined as the increase in the present value of the obligations resulting from employee service in the current period-, under “Personnel expenses”.

•
Interest cost -defined as the increase during the year in the present value of the obligations as a result of the passage of time-, under “Interest expense and similar charges”. When obligations are presented on the liability side of the consolidated balance sheet, net of the plan assets, the cost of the liabilities recognized in the income statement relates exclusively to the obligations recognized as liabilities.

•	The expected return on plan assets and the gains or losses on the value of the plan assets, less any plan administration costs and less any applicable taxes, under “Interest and similar income”.

•	The actuarial gains and losses calculated using the corridor approach and the unrecognized past service cost, under “Provisions (net)” in the consolidated income statement.
w)	Other long-term employee benefits

“Other long-term employee benefits”, defined as obligations to early retirees -taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree-, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately (Note 25).

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

“Tax assets” includes the amount of all tax assets, which are broken down into “current” -amounts of tax to be recovered within the next twelve months- and “deferred” -amounts of tax to be recovered in future years, including those arising from unused tax losses or tax credits.

“Tax liabilities” includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” -the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months- and “deferred” -the amount of income tax payable in future years.

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

Law 35/2006, of 28 November, on personal income tax and partially amending the Spanish Corporation Tax, Non-resident Income Tax and Wealth Tax Laws, establishes, inter alia, a reduction over two years of the standard tax rate for Spanish corporation tax purposes, which until December 31, 2006 was 35%, as follows:

Tax Periods
Beginning on or after	Tax Rate

January 1, 2007	32.5%
January 1, 2008	30.0%
Accordingly, in 2006 the Group estimated the deferred tax assets and liabilities and the tax credit and tax loss carryforwards recognized in the consolidated balance sheet, taking into account the year in which the related reversal will foreseeably take place. As a result, a net charge of €491 million relating to 2006 was recognized under “Income tax” in the consolidated income statement (Note 27).
z)	Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheets and the average interest rates at 2007, 2006 and 2005 year-end is provided in Note 53.

aa)	Consolidated cash flow statements

The following terms are used in the consolidated cash flow statements with the meanings specified:
•	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

•	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

In preparing the consolidated cash flow statement, short-term highly liquid investments that are subject to an insignificant risk of changes in value were classified as “Cash and cash equivalents”. Accordingly, the Group classifies as cash and cash equivalents the balances recognized under “Cash and balances with central banks” in the consolidated balance sheet.
3.	Santander Group
a)	Banco Santander, S.A. and international Group structure

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

The Exhibits provide relevant data on the consolidated Group companies and on the companies accounted for using the equity method.

b)	ABN AMRO Holding N.V. (“ABN AMRO”)

On July 20, 2007, having obtained the regulatory authorizations required to publish the documentation on the takeover bid for ABN AMRO, the Bank, together with the Royal Bank of Scotland Group plc, Fortis N.V. and Fortis S.A./N.V. (together, “the Banks”) formally launched, through RFS Holdings B.V., the offer for all the ordinary shares, ADSs and previously convertible preference shares of ABN AMRO. The initial acceptance period of this offer (“the Offer”) ended on October 5, 2007.

On October 10, 2007 the Banks declared the Offer to be unconditional. At that date, the owners of 86% of the ordinary share capital of ABN AMRO had accepted the Offer (including certain shares that the Banks already owned and had undertaken to contribute to RFS Holdings B.V.).

On this same date the commencement of an additional offer period was announced, during which the holders of ordinary shares and ADSs of ABN AMRO could sell them, under the same terms and conditions as those of the Offer, until October 31, 2007.

Once the aforementioned additional offer period had ended, the owners of 98.8% of the ordinary share capital of ABN AMRO (excluding its treasury shares) had definitively accepted the Offer.

The investment made by the Bank amounts to €20,615 million and, at December 31, 2007, consisted of the Bank’s 27.9% ownership interest in the share capital of RFS Holdings B.V., the holding entity of the shares of ABN AMRO.

Following all these actions, the spin-off of the business lines of ABN AMRO commenced with a view to their subsequent integration into each of the Banks. The following correspond to Banco Santander: the Latin American Business Unit of ABN AMRO -basically Banco ABN AMRO Real S.A. (“Banco Real”) in Brazil-, the Banca Antoniana Popolare Veneta Spa Banking Group (“Antonveneta”), the cash relating to the sale of the consumer banking unit of ABN AMRO in the Netherlands -Interbank and DMC Consumer Finance-, plus 27.9% of the assets that were not allocated to any of the Banks of the consortium and which are intended to be disposed of. The finalization of the asset spin-off and integration process is subject to approval, among other regulators, by the Dutch Central Bank, which is expected to be obtained in 2008.

On November 15, 2007, ABN AMRO sold the aforementioned consumer finance units located in the Netherlands for €98 million. Additionally, on November 8, 2007, the Bank entered into an agreement with Monte dei Paschi di Siena for the sale, at the earliest possible date and no later than September 2008, of Antonveneta (excluding Interbanca, the corporate banking division of Antonveneta, whose net investment value amounts to approximately €800 million) for €9,000 million. The transaction is subject to the approval of the competent authorities (Note 12).

Accordingly, once the sale of Antonveneta to Monte dei Paschi di Siena has been authorized, the net investment made by the Bank, basically in Banco Real and Interbanca, will amount to approximately €11,615 million (Note 13).

Banco Real

Banco Real is the fourth-largest bank in Brazil in terms of volume of loans, deposits and income. It has an extensive distribution network (1,900 branches and 8,700 ATMs), which enables it to carry on in full the retail and wholesale banking activities throughout Brazil, catering for over 13 million customers. It also has entities specializing in private banking and vehicle financing, the last-mentioned business activity being related to more than 15,000 car dealers.

Owing to the potential and the geographical and business complementarity of Santander Brazil and Banco Real, their combination grants them a banking leadership in all of Brazil, with a market share and an infrastructure equal to those of the two leading private banks, and gives rise to the second-largest bank in terms of deposits, the third-largest in terms of lending and network size, and the fourth-largest in terms of income.

At December 31, 2006, Banco Real had assets amounting to BRL 120,830 million (€50,000 million), equity amounting to BRL 9,779 million (€4,000 million) and attributed profit amounting to BRL 2,480 million (€1,000 million).

c)	Acquisitions and disposals

The other main equity investments acquired and sold by the Group in 2007, 2006 and 2005 and other significant corporate transactions were as follows:
i.	Abbey National plc (Abbey)
On July 25, 2004, the respective Boards of Directors of the Bank and Abbey approved the terms on which the Board of Directors of Abbey recommended to its shareholders the takeover bid launched by Banco Santander for all the ordinary share capital of Abbey under a Scheme of Arrangement subject to the UK Companies Act. After the related Annual General Meetings of Abbey and the Bank were held in October 2004, and the other conditions of the transaction were met, on November 12, 2004 the acquisition was completed through the delivery of one new Banco Santander share for every Abbey ordinary share. The capital increase performed to cater for the purchase amounted to €12,541 million, equal to 1,485,893,636 new shares of €0.5 par value each and a share premium of €7.94 each.
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

At the beginning of 2007 the Group acquired an additional 9.999% of Interbanco through the integration in the latter of the branches of Santander Consumer E.F.C., S.A. and Santander Consumer Finance, S.A. located in Portugal. As a result of this acquisition Interbanco changed its name to Banco Santander Consumer Portugal. Following this transaction, by virtue of the initial purchase agreements, the Group acquired the remaining 40% of this entity for €138 million. These transactions gave rise to goodwill of €74 million. At December 31, 2007, the Group owned all the shares of Banco Santander Consumer Portugal.
iv.	Elcon Finans AS (Elcon) and Bankia Bank ASA (Bankia)
In September 2004 the Group acquired all the shares of Elcon (a leading Norwegian vehicle financing company) for NOK 3,440 million (€400 million). Subsequently, the Group resolved to sell Elcon’s leasing and factoring businesses for €160 million. The resulting goodwill amounted to €120 million.
In 2005 the Group acquired all the shares of the Norwegian bank Bankia for €54 million. The goodwill arising on this investment amounted to €45 million.
The merger of these two companies in 2005 gave rise to Santander Consumer Bank AS (Note 17).
v.	Compañía Española de Petróleos, S.A. (Cepsa)
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
Also, the aforementioned partial award ordered the dissolution of Somaen-Dos, S.L. (Sole-Shareholder Company), the sole company object of which was the holding of ownership interests in Cepsa, with a view to each shareholder recovering direct ownership of their respective Cepsa shares, in accordance with the agreements entered into between the Bank and Total, S.A. (or its subsidiary, Elf). To this end, on August 2, 2006, Banco Santander, S.A. and Riyal, S.L. entered into two agreements with Elf Aquitaine, S.A. and Odival, S.A., on the one hand, and with Unión Fenosa, S.A., on the other, to enforce the partial award and separate the ownership interests that they each held in Cepsa through Somaen-Dos, S.L.
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
At December 31, 2007, Banco Santander’s holding in Cepsa was 31.64%.
vi.	Unión Eléctrica Fenosa, S.A. (Unión Fenosa)
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

vii.	Sovereign Bancorp Inc. (Sovereign)
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
This agreement entitled the Group to increase its ownership interest to 24.99% through the purchase of shares in the market, but, unless expressly authorized otherwise by the shareholders of Sovereign at an Annual General Meeting, the shares purchased for the purpose of this increase had to be deposited in a voting trust and its votes exercised in the same proportion as the votes of the shareholders of Sovereign other than Santander and its shareholders. On May 3, 2007, Sovereign’s shareholders approved an amendment to the entity’s bylaws which, inter alia, authorizes Santander to exercise the vote relating to the shares held in the voting trust and any other Sovereign shares that Santander might acquire in the future. On May 16, 2007, the voting trust held 4.9% of the voting shares of Sovereign. Santander and Sovereign have taken the appropriate steps to terminate the voting trust and to transfer the shares held therein to Santander. As from June 6, 2007, Santander can exercise the voting right on 24.7% of Sovereign shares. Except with the consent of the Board of Directors of Sovereign or through the procedures described below, Santander cannot increase its percentage of ownership to over 24.99% until the end of the period established by the Investment Agreement (June 1, 2010, unless a takeover bid is launched by the Group or by a third party before that date).
Additionally, from June 1, 2008 to May 31, 2011 Santander will have the option of launching an offer for all the shares of Sovereign, subject to compliance with certain conditions and limitations agreed upon by both parties. If such an offer is made by Santander, the Board of Directors of Sovereign could resist it by means of a bidding process or competitive valuation procedure. If these procedures determine that there is no higher offer, the Board of Directors of Sovereign must accept this offer, taking into account the fact that, from June 1, 2008 to May 31, 2009 any offer made by Santander must involve a price of, at least, USD 38 per share (the amount resulting from the application of adjustments to the figure of USD 40 per share established under the Investment Agreement to take account of the dilutive effect of a dividend paid by Sovereign in the form of shares). Even if the Board of Directors of Sovereign accepts the offer, Santander will not be permitted to complete the acquisition of Sovereign unless the majority of the shareholders, other than Santander itself, by means of a vote at Sovereign’s Annual General Meeting, approve the acquisition. Additionally, until May 31, 2011, Santander will have the pre-emptive right in any negotiation and may match any offer by third parties to acquire Sovereign. Lastly, with certain exceptions, Santander has agreed that, until May 31, 2011, it will not sell or dispose of in any manner the shares of Sovereign.
At December 31, 2007, the Group’s ownership interest in Sovereign stood at 24.43%. The acquisition cost of this holding amounted to €2,300 million. In 2007, the Group assessed its ownership interest in Sovereign and adjusted the value of the investment by €1,053 million (Note 13).
viii.	Island Finance
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
The deal was completed in the first quarter of 2006 for USD 742 million, giving rise to goodwill of USD 114 million (Note 17-a). In 2007, the Group assessed its ownership interest in Island Finance and adjusted the value of the investment by €14 million (Note 17).
Island Finance provides consumer and mortgage lending to approximately 205,000 customers through its 70 branch offices in Puerto Rico, as well as installment sales through retail businesses. Island Finance belongs to Wells Fargo Financial, the consumer finance subsidiary of Wells Fargo & Company.
ix.	Drive Consumer USA, Inc. (Drive)
In 2006 the Group entered into an agreement to acquire 90% of Drive for USD 637 million in cash (approximately €494 million), which is 6.8 times the estimated profit for 2006.

The transaction gave rise to goodwill of USD 544 million.
The agreement established that the price paid by the Group could be increased by up to USD 175 million if the company meets certain profit targets for 2007 and 2008. In July 2007, an agreement was entered into to advance this payment in exchange for a reduction from USD 175 million to USD 135 million (€97 million), giving rise to additional goodwill for the amount disbursed (Note 17-q).
Drive is one of the leading vehicle financing entities in the subprime segment in the United States. Its headquarters are located in Dallas (Texas), it is present in 35 states and close to 50% of its business activities are concentrated in the states of Texas, California, Florida and Georgia. It has approximately 600 employees and its products are distributed through more than 10,000 car dealers with which it has commercial agreements.
Drive was 64.5%-owned by HBOS and 35.5%-owned by management. Following the acquisition, the current Chairman and COO of Drive will perform the functions of CEO and hold an ownership interest in the company of 10%, a percentage on which there are certain purchase and sale options which might lead to the Group acquiring a further 10% stake between 2009 and 2013 at prices linked to the performance of the company’s profit.
x.	Banco Santander Chile
In 2006 the Group placed 7.23% of the share capital of Banco Santander Chile through a takeover bid registered with the US Securities and Exchange Commission, giving rise to gross gains of €270 million (Note 52) which are recognized under “Other gains”.
xi.	Merger
At the Extraordinary General Meeting of Banco Santander, S.A. held on October 23, 2006, the shareholders approved the merger of Riyal, S.L., Lodares Inversiones, S.L., Sole-Shareholder Company, Somaen-Dos, S.L., Sole-Shareholder Company, Gessinest Consulting, S.A., Sole-Shareholder Company, and Carvasa Inversiones, S.L., Sole-Shareholder Company (the absorbed entities) into Banco Santander, S.A. (the absorbing entity), through the dissolution without liquidation of the five absorbed entities and the transfer en bloc, by universal succession, of their assets and liabilities to Banco Santander, S.A.
xii.	Inmobiliaria Urbis, S.A. (Urbis)
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
xiii.	Unifin S.p.A. (Unifin)
In May 2006 the Group acquired 70% of the Italian consumer finance entity Unifin for €44 million, giving rise to goodwill of €37 million.
xiv.	Banco Portugués de Investimento (BPI)
The Santander Group announced in January 2007 that it had entered into a definitive agreement with Banco Comercial Portugués (BCP) for the sale to this bank of 44.6 million shares of the Portuguese bank BPI, representing 5.87% of its share capital, at €5.70 per share, equal to that offered by BCP in the takeover bid launched by it on BPI, or at the higher price resulting from any upward revision of the offer price. The transaction was conditional upon the relevant regulatory authorizations being obtained.
The takeover bid was closed in May 2007 and was unsuccessful since the minimum acceptance level upon which it was conditional was not reached. The Bank of Portugal had established certain limits on BCP’s ownership interest in BPI in the event that the takeover bid failed. Ultimately, 35.5 million shares of BPI were sold to BCP, giving rise to gains of €107 million for the Group.

xv.	Santander Consumer Chile
Santander Consumer Finance and the Bergé Group, through its Chilean subsidiary SKBergé, a company formed by Sigdo Koppers and Bergé (SKB), reached a strategic agreement to set up a finance company in Chile, whereby Santander Consumer Finance will subscribe to between 90% and 51% of the share capital and SKBergé will subscribe to between 10% and 49% of the share capital. The new company, which will operate under the name of Santander Consumer Chile, will engage in consumer finance, focussing both on the automotive and other durable consumer goods industry and on the credit cards business. At December 31, 2007, Santander Consumer Finance had subscribed to 89% of the share capital of Santander Consumer Chile (with a disbursement of €13 million), the remaining 11% corresponding to SKBergé.
xvi.	Orígenes AFJP and Orígenes Seguros de Retiro
In 2007 the Group entered into an agreement with ING Groep NV for the sale to the latter of the Group’s ownership interest in the pension fund manager Orígenes AFJP and in Orígenes Seguros de Retiro, in Argentina, for USD 166 million (€112 million), giving rise to gross gains of €84 million for the Group (Note 37-b).
xvii.	Pension fund managers
In 2007 the Group completed the sale of its obligatory pension fund managers in Latin America to ING Groep NV for USD 1,314 million (€906 million), giving rise to a gross gain of €747 million (Note 37-b). This transaction includes the pension fund managers in Mexico (Afore Santander), Chile (AFP Bansander), Colombia (AFP Cesantías Santander) and Uruguay (Afinidad AFAP).
xviii.	CB Extrobank
In 2007, the Group acquired all the shares of the Russian bank CB Extrobank for €48 million, giving rise to goodwill of €37 million.
* * * * *
The cost, total assets and gross income of the other consolidated companies acquired and disposed of in the last three years were not material with respect to the related consolidated totals.
d)	Off-shore entities

At December 31, 2007, the Group had ownership interests in the share capital of 19 subsidiaries resident in tax havens, excluding Abbey subsidiaries, which are dealt with at the end of this note.

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

These banks and companies, whose activities are detailed below, contributed €146 million to the Group’s consolidated profit.

These Group entities operate mainly in the Bahamas and have a total of 137 employees.

The business activities of these entities are classified into four categories, namely:

i.	Operating subsidiaries engaging in banking or financial activities
The subsidiaries engaging in banking or financial activities at 2007 year-end were as follows:
•
Santander Bank and Trust, Ltd., a bank resident in the Bahamas which engages mainly in international private banking for foreign customers. It also handles investments in bonds and equities and financing transactions.

•	Banco Santander Bahamas International, Ltd., an entity resident in the Bahamas which engages mainly in financing transactions and equities trading.

•
Santander Investment Limited, a company resident in the Bahamas which is managed from the New York branch. It performs brokerage and investment activities in the US market, mainly related to Latin American fixed-income securities.

•	Santander Trade Services, Ltd. (Hong Kong), an intermediary in export documentary credits

•	Banco Santander (Panamá), S.A. performs a limited banking activity.

ii.	Inactive or mere asset holding subsidiaries
At 2007 year-end, the following companies were inactive, mere asset holding companies or in liquidation:
•	Santander Merchant Bank, Ltd., (Bahamas), inactive.

•	Santander Investment Bank, Ltd., (Bahamas), a mere asset holding company.

•	Pan American Bank, Ltd., a Bahamas-resident bank which is inactive.

•	Serfin International Bank and Trust, Ltd. (Cayman Islands), a bank which is virtually inactive.

•	Larix Limited, an Isle of Man-resident property and marketable securities holding company.

iii.	Holding companies
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

iv.	Issuing companies
The Group has seven issuing companies located in the following jurisdictions:
1.	Issuers of preferred securities:
•	Banesto Holdings, Ltd. (Guernsey)

•	Totta & Açores Financing, Limited (Cayman Islands)

•	Pinto Totta International Finance, Limited (Cayman Islands): its last issue expired in August 2007 and, accordingly, it is expected to be liquidated in 2008.
2.	Issuers of debt:
•	Banesto Issuances, Ltd. (Cayman Islands)

•	Santander Central Hispano Financial Services, Ltd. (Cayman Islands)

•	Santander Central Hispano International, Ltd. (Cayman Islands)

•	Santander Central Hispano Issuances, Ltd. (Cayman Islands)
The preferred securities and subordinated debt issues launched by the aforementioned issuers were authorized by the Bank of Spain or the Bank of Portugal as computable for eligible capital calculation purposes.
The results contributed to the Group in 2007 by the main subsidiaries described above, including those arising from their financial position, are detailed below:

		Millions
Unit	Location	of Euros

Santander Bank & Trust, Ltd.	Bahamas	219
Santander Investment Limited	Bahamas	(30)
Banco Santander Bahamas International, Ltd.	Bahamas	45
Santander Trade Services, Ltd.	Hong Kong	7
Holbah, Ltd.	Bahamas	(87)
Holbah II, Ltd.	Bahamas	(13)
Additionally, the Santander Group, excluding Abbey subsidiaries, has three financial investments in which it has no voting rights: The HSH Coinvest in the Cayman Islands, Asiabridge Fund I LLC in Mauritius and Olivant Limited in Guernsey. It also has an ownership interest in Algebris Global Financials Fund and control over a securitization vehicle, both in the Cayman Islands.
The Group also has three branches, one located in the Bahamas, one in the Netherlands Antilles and one in the Cayman Islands. In 2007 the Bank of Spain and the local supervisors approved the opening of a branch in Hong Kong, which will commence operations in 2008. These branches report to, and consolidate their balance sheets and income statements with, their respective parents.
As a result of the acquisition of the Portuguese Interbanco Group by Consumer Finance, in 2006 the Group acquired a holding in two entities located in Malta which are currently in liquidation.
Also, at 2007 year-end Abbey had 19 subsidiaries resident in tax havens. These companies contributed an aggregate amount of €53 million to the Group’s consolidated profit. The individual results of these entities are shown in the Exhibits to these consolidated financial statements.
These Abbey entities operate mainly in Jersey and have a total of 141 employees.

Their grouping by line of business is as follows:
•	Insurance, carried on by two subsidiaries: James Hay Insurance Company Limited in Jersey and Baker Street Risk and Insurance (Guernsey) Limited in Guernsey.

•	Issuance, carried on by two subsidiaries in Jersey: Abbey National GP (Jersey) Limited and AN Structured Issues Limited.

•	Banking, performed by one subsidiary in Jersey: Abbey National International Limited.

•
Four portfolio or asset holding companies, of which three are located in Jersey –Abbey National Offshore Holdings Limited, Abbey National Jersey International Limited and Brettwood Limited– and one in Gibraltar –Abbey National (Gibraltar) Limited (which was virtually inactive at year-end).

•	US equities trading, performed by Abbey National Financial and Investment Services (Jersey) Limited.

•	Services, mainly administrative services, performed by Abbey National Secretariat Services (Jersey) Limited.

•
Also, eight subsidiaries continued to be inactive at 2007 year-end and their possible liquidation is being assessed. Six are located in Jersey –Whitewick Limited, Cater Allen Trust Company (Jersey) Limited, Sandywick Limited, Cater Allen Nominees (Jersey) Limited, Cater Allen Registrars Limited and Abbey National Financial Investments No. 2 Limited–, one in the Isle of Man –Abbey National Treasury International (IOM) Limited–, and one in Guernsey –Carfax (Guernsey) Limited.

Additionally, Abbey has two financial investments in Guernsey (Guaranteed Investment Product 1 PCC, Ltd and FTSE Commercial Property Index Fund) and three branches –one located in the Cayman Islands and two in the Isle of Man–, one of which ceased operations in 2006 but has not yet been deregistered. The balance sheets and income statements of these branches are consolidated with those of their respective parents.
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

The distribution of the Bank’s net profit for 2007 that the Board of Directors will propose for approval by the shareholders at the Annual General Meeting is as follows:

Thousands
of Euros

Interim dividends	4,070,179
Of which:
Distributed at December 31, 2007 (*)	1,537,807
Third interim dividend	768,903
Fourth interim dividend	1,763,469
Voluntary reserves	68

Net profit for the year	4,070,247

(*)	Recognized under “Shareholders’ equity — Dividends and remuneration”.

The provisional accounting statements prepared by the Bank pursuant to legal requirements evidencing the existence of sufficient funds for the distribution of the interim dividends were as follows:

	Millions of Euros
	31/05/07	30/09/07	31/12/07	31/12/07
	First	Second	Third (*)	Fourth (*)

Profit after tax	1,252	2,600	4,070	4,070
Dividends paid	—	(769)	(1,538)	(2,307)

	1,252	1,831	2,532	1,763

Interim dividends	769	769	769	1,763

Accumulated interim dividends	769	1,538	2,307	4,070
Gross dividend per share (euros)	0.12294	0.12294	0.12294	0.28196
Date of payment	01/08/07	01/11/07	01/02/08	01/05/08

(*)	Dividends not distributed at December 31, 2007.
b)	Earnings per share in continuing operations and discontinued operations
i.	Basic earnings per share
Basic earnings per share are calculated by dividing the net profit attributable to the Group by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.
Accordingly:

	2007	2006	2005

Profit attributable to the Group (thousands of euros)	9,060,258	7,595,947	6,220,104

Weighted average number of shares outstanding	6,241,049,030	6,248,375,663	6,240,611,051
Assumed conversion of convertible debt	100,721,755	—	—

Adjusted number of shares	6,341,770,785	6,248,375,663	6,240,611,051

Basic earnings per share (euros)	1.4287	1.2157	0.9967

ii.	Diluted earnings per share
In calculating diluted earnings per share, the amount of profit attributable to ordinary shareholders and the weighted average number of shares outstanding, net of treasury shares, are adjusted to take into account all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	Thousands of Euros
	2007	2006	2005

Profit attributable to the Group	9,060,258	7,595,947	6,220,104
Dilutive effect of changes in profit for the year arising from potential conversion of ordinary shares	—	—	—

	9,060,258	7,595,947	6,220,104

Weighted average number of shares outstanding	6,241,049,030	6,248,375,663	6,240,611,051
Dilutive effect of:
Assumed conversion of convertible debt (Note 34)	100,721,755	—	—
Options	66,362,931	34,052,536	23,325,614

Adjusted number of shares	6,408,133,716	6,282,428,199	6,263,936,665

Diluted earnings per share (euros)	1.4139	1.2091	0.9930

5.	Remuneration and other benefits paid to the Bank’s directors and senior managers
a)	Remuneration of directors
i.	Bylaw-stipulated directors’ emoluments and attendance fees
Article 38 of the Bank’s bylaws provides that the share in the Bank’s profit for each year to be received by the members of the Board of Directors for discharging their duties will be up to 1% of the Bank’s net profit for the year.
The Board of Directors, making use of the powers conferred on it, set the related amount at 0.126% of the Bank’s net profit for 2007 (2006: 0.143%; 2005: 0.152%).
The Board of Directors, also under the powers conferred on it, resolved to allocate this amount as follows (assigning the respective proportional amounts to any directors who did not sit on the Board for the whole year): each Board member received a gross emolument of €118.1 thousand (2006: €107.4 thousand; 2005: €89.5 thousand) and, additionally, each member of the following Board Committees received the following gross emoluments: Executive Committee, €236.9 thousand (2006: €215.4 thousand; 2005: €179.5 thousand); Audit and Compliance Committee, €55 thousand (2006 and 2005: €50 thousand); Appointments and Remuneration Committee, €33 thousand (2006 and 2005: €30 thousand). Also, the First Deputy Chairman and the Fourth Deputy Chairman received a gross amount of €39.6 thousand each (2006 and 2005: €36 thousand).
Furthermore, in 2007 the directors received fees for attending Board and Committee meetings (excluding Executive Committee meetings).
The gross amounts for attending Board meetings, which were agreed upon by the directors at the Board meeting held on December 15, 2004, are as follows: Board meetings: €2,310 for resident directors and €1,870 for non-resident directors (€2,310 thousand and €1,870 thousand, respectively, in both 2006 and 2005).
At the meeting held on December 18, 2006, the Board of Directors approved the proposal of the Appointments and Remuneration Committee made at its meeting on December 31, 2006 to modify the amount of fees received for attending the meetings of the Risk Committee and the Audit and Compliance Committee, which it set at €1,500 effective from January 1, 2007, without changing the amounts received in this connection by members of the Board of Directors and the other Committees –the Appointments and Remuneration Committee, the International Committee and the Technology, Productivity and Quality Committee-, excluding the Executive Committee, since no attendance fees are received for this Committee. The agreed-upon gross amounts are as follows:
•	Risk Committee and Audit and Compliance Committee: €1,500 for resident directors and €1,212 for non-resident directors.

•	Other Committees: €1,155 for resident directors and €935 for non-resident directors.

The amounts received by directors for attending Board Committee meetings amounted to €1,155 for resident directors and €935 for non-resident directors in both 2006 and 2005.
ii.	Salaries
The detail of the salaries received by the Bank’s executive directors, who at December 31, 2007, 2006 and 2005 were Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea and Mr. Francisco Luzón López, is as follows:

	Thousands of Euros
	2007	2006	2005

Total salaries	24,315	20,970	18,494
Of which: variable remuneration	16,088	13,666	11,412

iii.	Detail by director
The detail, by director, of the remuneration earned by the Bank’s directors in 2007 is as follows:

	Thousands of Euros
	2007											2006		2005
	Bylaw-Stipulated Emoluments				Attendance Fees		Salary of Executive Directors (1)
				Appointments
			Audit and	and
		Executive	Compliance	Remuneration		Other		Variable		Other
	Board	Committee	Committee	Committee	Board	Fees	Fixed	(a)	Total	Remuneration	Total	Total		Total

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	118	237	—	—	25	5	1,187	2,337	3,524	1	3,910	3,459		3,035
Mr. Fernando de Asúa Álvarez	158	237	55	33	25	169	—	—	—	—	677	590		519
Mr. Alfredo Sáenz Abad	118	237	—	—	25	5	3,126	5,582	8,708	511	9,604	8,099		7,161
Mr. Matías Rodríguez Inciarte	118	237	—	—	25	141	1,510	2,945	4,455	178	5,154	4,501		3,970
Mr. Manuel Soto Serrano	158	—	55	33	25	35	—	—	—	—	306	271		246
Assicurazioni Generali, Spa.	137	—	—	—	6	—	—	—	—	—	143	136		110
Mr. Antonio Basagoiti García Tuñón	118	237	—	—	25	133	—	—	—	10	523	3,477	(4)	414
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	118	237	—	—	25	2	1,133	1,985	3,118	17	3,517	3,084		2,733
Mr. Francisco Javier Botín-Sanz de Sautuola y O’Shea (2)	118	—	—	—	25	—	—	—	—	—	143	128		106
Lord Terence Burns (***)	118	—	—	—	17	—	—	—	—	—	135	122		105
Mr. Guillermo de la Dehesa Romero	118	237	—	33	25	14	—	—	—	—	427	381		326
Mr. Rodrigo Echenique Gordillo	118	237	—	33	25	119	—	—	—	30	562	1,388		1,329
Mr. Antonio Escámez Torres	118	237	—	—	25	128	—	—	—	42	550	1,329		1,337
Mr. Francisco Luzón López	118	237	—	—	25	2	1,271	3,239	4,510	728	5,620	4,601		4,003
Mr. Luís Ángel Rojo Duque (****)	118	—	55	33	14	29	—	—	—	—	249	232		113
Mr. Abel Matutes Juan	118	—	55	—	25	15	—	—	—	—	213	189		172
Mutua Madrileña Automovilista (3)	137	—	—	—	16	—	—	—	—	—	153	148		122
Mr. Luis Alberto Salazar-Simpson Bos	118	—	55	—	25	16	—	—	—	—	214	192		173
Mr. Jay S. Sidhu (b)	—	—	—	—	—		—	—	—	—	—	58		—
Mr. Emilio Botín-Sanz de Sautuola y O’Shea (**)	—	—	—	—	—	—	—	—	—	—	—	—		98
Mr. Elías Masaveu Alonso del Campo (**)	—	—	—	—	—	—	—	—	—	—	—	—		47
Ms. Isabel Tocino Biscarolasaga (*)	82	—	—	—	21	—	—	—	—	—	103	—		—

Total 2007	2,324	2,370	275	165	424	813	8,227	16,088	24,315	1,517	32,203	—		—

Total 2006	2,092	2,150	250	150	386	630	7,304	13,666	20,970	5,757	—	32,385		—

Total 2005	1,795	1,800	256	148	315	607	7,082	11,412	18,494	2,704	—	—		26,119

(*)
Appointed by co-optation by the Board of Directors at its meeting on March 26, 2007, Ms. Isabel Tocino Biscarolasaga took office at the meeting held on April 23, 2007. Her appointment was ratified by the shareholders at the Annual General Meeting held on June 23, 2007.

(**)	Directors who were Board members for some months in 2005 but ceased to be directors prior to December 31, 2005.

(***)	Appointed as member of the Bank’s Board of Directors on December 20, 2004 and subsequently ratified by the shareholders at the Annual General Meeting on June 18, 2005.

(****)	Appointed as member of the Bank’s Board of Directors on April 25, 2005 and subsequently ratified by the shareholders at the Annual General Meeting on June 18, 2005.

(a)	Accrued in 2007.

(b)	Appointed by the shareholders at the Annual General Meeting on June 17, 2006 and ceased to discharge his duties on December 31, 2006.

(1)
Recognized under “Personnel expenses” in the income statement of the Bank, except for the salary of Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, which is recognized at Banco Español de Crédito, S.A.

(2)	Amounts contributed to Fundación Marcelino Botín.

(3)	Ceased to be a director on December 19, 2007.

(4)
Includes €3 million for duties discharged on the Board of Directors of Unión Fenosa during the period in which he belonged to this Board at the proposal of the Bank. At the proposal of the Appointments and Remuneration Committee, this remuneration was approved by the Bank’s Board of Directors at its meeting on February 6, 2006.

iv.	Other remuneration
The amounts recorded under “Other remuneration” in the foregoing table include, inter alia, the life and medical insurance costs borne by the Group.
b)	Remuneration of the Board members as representatives of the Bank

By resolution of the Executive Committee, all the remuneration received by the Bank’s directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake (at the expense of those companies) and which relates to appointments made after March 18, 2002, will accrue to the Group. The remuneration received in respect of representation duties of this kind, relating to appointments agreed upon before March 18, 2002, was as follows:

		Thousands of Euros
	Company	2007	2006	2005

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	Shinsei Bank, Ltd.	50.1	59.9	58.7
Mr. Fernando de Asúa Álvarez	Cepsa	97.2	95.6	89.9
Mr. Antonio Escámez Torres	Attijariwafa Bank Société Anonyme	9.9	5.0	5.1
		157.2	160.5	153.7
In 2007 Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos also received options to acquire 10,000 shares of Shinsei Bank, Ltd. (Shinsei) at a price of JPY 555 each. Previously, in 2006 and 2005, Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos had received options to acquire 25,000 Shinsei shares in each year at a price of JPY 825 each for those received in 2006 and JPY 601 each for those received in 2005. At December 31, 2007, the market price of the Shinsei share was JPY 408 and, therefore, regardless of the stipulated exercise periods, the options granted in 2007, 2006 and 2005 would not have given rise to any gains had they been exercised.
Furthermore, other directors of the Bank earned a total of €750 thousand in 2007 as members of the Boards of Directors of Group companies (2006: €732 thousand; 2005: €739 thousand), the detail being as follows: Lord Burns (Abbey), €682 thousand; Mr. Rodrigo Echenique (Banco Banif, S.A.), €36 thousand; and Mr. Matías Rodríguez Inciarte (U.C.I., S.A.), €32 thousand.
c)	Post-employment and other long-term benefits

The total balance of supplementary pension obligations assumed by the Group over the years to its current and retired employees, which amounted to €11,820 million (covered mostly by in-house provisions) at December 31, 2007, includes the obligations to those who have been directors of the Bank during the year and who discharge (or have discharged) executive functions. The total pension obligations to these directors, together with the total sum insured under life insurance policies and other items, amounted to €264 million at December 31, 2007 (December 31, 2006: €234 million; December 31, 2005: €182 million).

The following table provides information on: (i) the pension obligations assumed and covered by the Group; and (ii) other insurance -the premiums of which are paid by the Group, the related cost being included in the “Other remuneration” column in the table in Note 5-a.iii-, in both cases in respect of the Bank’s executive directors:

	Thousands of Euros
	2007		2006		2005
	Accrued		Accrued		Accrued
	Pension	Other	Pension	Other	Pension	Other
	Obligations	Insurance	Obligations	Insurance	Obligations	Insurance

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	22,926	—	21,068	—	11,785	—
Mr. Alfredo Sáenz Abad	68,070	9,378	55,537	8,155	45,444	7,917
Mr. Matías Rodríguez Inciarte	44,226	4,529	39,390	4,117	28,953	3,997
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	17,975	1,403	15,045	1,402	12,232	1,373
Mr. Francisco Luzón López	45,468	7,624	39,187	6,571	39,188	6,380
	198,665	22,934	170,227	20,245	137,602	19,667

The amounts in the “Accrued pension obligations” column in the foregoing table relate to the present actuarial value of the accrued future annual payments to be made by the Group. These amounts were obtained using actuarial calculations and cover the obligations to pay the respective calculated pension supplements. In the case of Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte and Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, these supplements were calculated as 100% of the sum of the fixed annual salary received at the date of effective retirement plus 30% of the arithmetical mean of the last three variable salary payments received. In addition, in the case of Mr. Francisco Luzón López, to the amount thus calculated will be added the amounts received by him in the year before retirement or early retirement in his capacity as a member of the Board of Directors or the Committees of the Bank or of other consolidable Group companies.
On December 17, 2007 and March 24, 2008, the Board of Directors of the Bank resolved to authorize a change in the contracts of the executive directors and the other members of the Bank’s senior management -the “Senior Executives”- granting them the right, on the date of retirement -or pre-retirement, as appropriate- to opt to receive accrued pensions -or amounts similar thereto- in the form of income or capital -i.e. in one single payment- in full but not in part. In order to maintain the financial neutrality for the Group, the amount to be received in the form of capital by the commitment beneficiary at the date of the retirement must be the aliquot part of the market value of the assets assigned to cover the mathematical provisions to cater of the policy instrumenting these commitments to senior executives. The Senior Executives who are still in service on reaching the age of retirement –or who at the date of the contract entered into have passed the age of retirement- must state whether they wish to opt for this form of benefit. Should the Senior Executive subsequently die whilst still in service and prior to retirement, the capital of the pension will correspond to his/her heirs.
Pension charges recognized and reversed in 2007 amounted to €21,615 thousand and €580 thousand, respectively (2006: €44,819 thousand and €629 thousand, respectively; 2005: €4,414 thousand and €4,449 thousand, respectively).
Additionally, other directors have life insurance policies the cost of which is borne by the Group, the related insured sum being €3 million at December 31, 2007 (2006 and 2005: €3 million). Also, the payments made in 2007 to the members of the Board entitled to post-employment benefits amounted to €2.6 million.

d)	Share option plans granted to directors
The detail of the Bank’s share options granted to directors (Note 49) is as follows:

		Options						Options	Exercised
		Granted	Exercised Options					Granted	Options			Concessions Granted		Exercised Options				Date of	Date of
	Options at			Exercise	Market	Options at	Exercise			Options at	Exercise		Exercise		Exercise	Market	Options at	Commencement	Expiry of
	1 January			Price	Price	December	Price			December	Price		Price		Price	Price	December 31,	of Exercise	Exercise
	2005	Number	Number	(Euros)	Applied (Euros)	31, 2005	(Euros)	Number	Number	31, 2006	(Euros)	Number	(Euros)	Number	(Euros)	Applied (Euros)	2007	Period	Period
Managers Plan 2000:
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	150,000	—	(150,000)	10.545	11.12	—	—	—	—	—	—	—	—	—	—	—	—	30/12/03	29/12/05
Mr. Alfredo Sáenz Abad	100,000	—	(100,000)	10.545	11.14	—	—	—	—	—	—	—	—	—	—	—	—	30/12/03	29/12/05
Mr. Matías Rodríguez Inciarte	125,000	—	(125,000)	10.545	11.14	—	—	—	—	—	—	—	—	—	—	—	—	30/12/03	29/12/05
Mr. Antonio Escámez Torres	100,000	—	(100,000)	10.545	11.07	—	—	—	—	—	—	—	—	—	—	—	—	30/12/03	29/12/05
Mr. Francisco Luzón López	100,000	—	(100,000)	10.545	11.14	—	—	—	—	—								30/12/03	29/12/05

	575,000	—	(575,000)	10.545	11.12	—	—	—	—	—	—	—	—	—	—	—	—

Long-Term Incentive Plan (I06) (Note 49):
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	541,400	—	—	—	—	541,400	9.09	—	—	541,400	9.09	—	—	—	—	—	541,400	15/01/08	15/01/09
Mr. Alfredo Sáenz Abad	1,209,100	—	—	—	—	1,209,100	9.09	—	—	1,209,100	9.09	—	—	—	—	—	1,209,100	15/01/08	15/01/09
Mr. Matías Rodríguez Inciarte	665,200	—	—	—	—	665,200	9.09	—	—	665,200	9.09	—	—	—	—	—	665,200	15/01/08	15/01/09
Ms. Ana Patricia Botín-Sanz de
Sautuola y O’Shea (*)	293,692	—	—	—	—	293,692	9.09	—	—	293,692	9.09	—	—	—	—	—	293,692	15/01/08	15/01/09
Mr. Francisco Luzón López	639,400	—	—	—	—	639,400	9.09	—	—	639,400	9.09	—	—	—	—	—	639,400	15/01/08	15/01/09

	3,348,792	—	—	—	—	3,348,792	9.09	—	—	3,348,792	9.09	—	—	—	—	—	3,348,792

Long-Term Incentive Plan (I09) (Note 49):
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—	—	—	—	—	—	—	—	—	—	41,785	—	—	—	—	41,785	23/06707	31/07/09
Mr. Alfredo Sáenz Abad	—	—	—	—	—	—	—	—	—	—	—	110,084	—	—	—	—	110,084	23/06/07	31/07/09
Mr. Matías Rodríguez Inciarte	—	—	—	—	—	—	—	—	—	—	—	53,160	—	—	—	—	53,160	23/06/07	31/07/09
Ms. Ana Patricia Botín-Sanz
de Sautuola y O’Shea (**)	—	—	—	—	—	—	—	—	—	—	—	27,929	—	—	—	—	27,929	23/06/07	31/07/09
Mr. Francisco Luzón López	—	—	—	—	—	—	—	—	—	—	—	44,749	—	—	—	—	44,749	23/06/07	31/07/09

	—	—	—	—	—	—	—	—	—	—	—	277,707	—	—	—	—	277,707

Long-Term Incentive Plan (I10) (Note 49):
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—	—	—	—	—	—	—	—	—	—	62,589	—	—	—	—	62,589	23/06/07	31/07/10
Mr. Alfredo Sáenz Abad	—	—	—	—	—	—	—	—	—	—	—	164,894	—	—	—	—	164,894	23/06/07	31/07/10
Mr. Matías Rodríguez Inciarte	—	—	—	—	—	—	—	—	—	—	—	79,627	—	—	—	—	79,627	23/06/07	31/07/10
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (**)	—	—	—	—	—	—	—	—	—	—	—	41,835	—	—	—	—	41,835	23/06/07	31/07/10
Mr. Francisco Luzón López	—	—	—	—	—	—	—	—	—	—	—	67,029	—	—	—	—	67,029	23/06/07	31/07/10

	—	—	—	—	—	—	—	—	—	—	—	415,974	—	—	—	—	415,974

(*)	Approved by Banesto’s shareholders at its Annual General Meeting on February 28, 2006.

(**)
Without prejudice to the Banesto shares relating to Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea by virtue of the Banesto Share-Based Payment Incentive Plan approved by the shareholders at the Annual General Meeting of Banesto held on June 27, 2007, the maximum number of shares shown in the foregoing table relate to the aforementioned executive director, based on the resolution adopted at the aforementioned Annual General Meeting.

Additionally, the maximum limits to the Matched Deferred Bonus Plan (Note 49) are as follows:

Maximum
Number of
Executive Directors	Shares

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	16,306
Mr. Alfredo Sáenz Abad	37,324
Mr. Matías Rodríguez Inciarte	20,195
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	13,610
Mr. Francisco Luzón López	22,214

109,649

(*)
In accordance with the resolution adopted by the shareholders at the Annual General Meeting of Banco Santander held on June 23, 2007, the maximum number of shares relating to Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea is that shown in the foregoing table, in accordance with the resolution adopted by the shareholders at the Annual General Meeting of Banesto held on June 27, 2007.

e)	Loans

The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below. These transactions were made on an arm’s-length basis or the related compensation in kind was charged:

	Thousands of Euros
	2007			2006			2005
	Loans and			Loans and			Loans and
	Credits	Guarantees	Total	Credits	Guarantees	Total	Credits	Guarantees	Total

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—	—	—	—	—	2	—	2
Mr. Fernando de Asúa Álvarez	—	—	—	—	—	—	4	—	4
Mr. Alfredo Sáenz Abad	6	—	6	21	—	21	16	—	16
Mr. Matías Rodríguez Inciarte	18	10	28	—	—	—	8	10	18
Mr. Manuel Soto Serrano	4	—	4	4	—	4	3	—	3
Mr. Antonio Basagoiti García Tuñón	94	1	95	125	1	126	145	1	146
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	—	—	—	2	—	2	—	—	—
Mr. Francisco Javier Botín-Sanz de Sautuola y O’Shea	—	—	—	—	—	—	60	—	60
Mr. Rodrigo Echenique Gordillo	7	—	7	33	—	33	5	—	5
Mr. Antonio Escámez Torres	309	—	309	289	—	289	295	—	295
Mr. Francisco Luzón López	722	—	722	875	—	875	1,026	—	1,026

	1,160	11	1,171	1,489	64	1,553	1,569	58	1,627

f)	Senior managers

Following is a detail of the remuneration paid to the Bank’s General Managers (*) in 2007, 2006 and 2005:

	Number of	Thousands of Euros
	Managers	Salary			Other
Year	(1)	Fixed	Variable	Total	Remuneration	Total

2005	24	16,450	27,010	43,460	2,708	46,168
2006	26	19,119	34,594	53,713	11,054	64,767
2007	26	19,504	42,768	62,272	10,092	72,364

(*)	Excluding executive directors’ remuneration, which is detailed above.

(1)
At some point in the year they occupied the position of General Manager. The amounts reflect the annual remuneration regardless of the number of months in which the position of General Manager was occupied.

The actuarial liability recognized in respect of post-employment benefits earned by the Bank’s senior managers totaled €202 million at December 31, 2007 €December 31, 2006: €186 thousand; December 31, 2005: €150 million). The charge to the consolidated income statement in this connection amounted to €24 million in 2007 €2006: €46 million; 2005: €24 million). Additionally, the total sum insured under life and accident insurance policies relating to this group amounted to €56 million at December 31, 2007 €December 31, 2006: €52 million; December 31, 2005: €43 million).
The 912,000 share options granted to the Bank’s General Managers €excluding executive directors) under the Managers Plan 2000 €Note 49), the exercise price of which was €10.545 per share, were exercised in 2005 at an average market price of €11.06 per share. Also, the Bank’s General Managers €excluding executive directors) held 7,235,988 options on the Bank’s shares under Plan I06 at December 31, 2007 €December 31, 2006: 7,268,572 options — Note 49). The Bank’s General Managers €excluding executive directors) had the right to receive a maximum number of 889,109 and 1,333,465 shares under Plan I09 and Plan I010, respectively €Note 49). Additionally, with respect to the Matched Deferred Bonus Plan, the maximum amount relating to the general managers is €3.7 million.
The remuneration in kind paid to the Bank’s General Managers €excluding executive directors), mainly in respect of life insurance, totaled €1,094 thousand in 2007 €2006: €909 thousand; 2005: €777 thousand).
g)	Post-employment benefits to former directors and former general managers

The post-employment benefits paid in 2007 to former directors of the Bank and former general managers amounted to €7.9 million and €8.7 million, respectively €2006: €7.6 million and €6.7 million, respectively; 2005: €7.3 million and €6.3 million, respectively).

The expense recognized in the consolidated income statement for 2007 in connection with pension and similar obligations assumed by the Group to former directors of the Bank and former general managers amounted to €308 thousand and €99 thousand, respectively €2006: €2.8 million and €0.3 million, respectively; 2005: €2.4 million and 9.6 million, respectively.

Furthermore, “Provisions — Provisions for pensions and similar obligations” in the consolidated balance sheet at December 31, 2007 included €89.2 million and €142.9 million in respect of the post-employment benefit obligations to former directors of the Bank and former general managers, respectively €2006: €91.7 million and €95.9 million, respectively; 2005: €91.5 million and €110.3 million, respectively).

h)	Termination benefits

The Bank has signed contracts with all its executive directors.

The Bank’s executive directors have indefinite-term employment contracts. However, executive directors whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. If the contracts are terminated for reasons attributable to the Bank or due to objective circumstances €such as those affecting the executive directors’ functional and organic statute), the directors will be entitled, at the date of termination of their employment relationships with the Bank, to the following:

•
In the case of Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, to acquire the status of retiree and to accrue a pension supplement. At December 31, 2007, the annual pension supplement would amount to €1,706 thousand €December 31, 2006: €1,529 thousand).

•
In the cases of Mr. Matías Rodríguez Inciarte and Mr. Francisco Luzón López, to acquire the status of early retirees and to accrue pension supplements. At December 31, 2007, the annual pension supplements would amount to €2,146 thousand for Mr. Matías Rodríguez Inciarte and €2,293 thousand for Mr. Francisco Luzón López €2006: €1,916 thousand and €1,972 thousand, respectively; 2005: €1,801 thousand and €1,938 thousand, respectively).

•
In the case of Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, to receive a termination benefit amounting to up to five years’ annual fixed salary payments, as established in the related contract, based on the date on which the contract is terminated. At December 31, 2007, this benefit would amount to €3,399 thousand €December 31, 2006: €4,120 thousand; December 31, 2005: €4,000 thousand). Receipt of this termination benefit is incompatible with that of a pension supplement.

•
In the case of Mr. Alfredo Sáenz Abad, to acquire the status of retiree or, alternatively, to receive a termination benefit equal to 40% of his annual fixed salary multiplied by the number of years of service at the Bank, up to a maximum of ten times his annual fixed salary. At December 31, 2007, the amount relating to the first option would be €4,257 thousand per year and that relating to the second option would be €31.3 million. The two alternatives are mutually exclusive and, therefore, if Mr. Alfredo Sáenz Abad opted to receive the termination benefit, he would not receive any pension supplement €December 31, 2006: €3,657 thousand per year and €27.2 million, respectively; December 31, 2005: €3,421 thousand per year and €26.4 million, respectively).

•
In the case of Mr. Juan Rodríguez Inciarte, to acquire the status of special early retiree, early retiree or retiree and to accrue a pension supplement. At December 31, 2007 the annual pension supplement would amount to €930 thousand.

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

In accordance with the requirements of Article 127 ter.4 of the Spanish Companies Law, in order to enhance the transparency of listed companies, following is a detail of the directors’ investments in the share capital of entities engaging in banking, financing or lending; and of the management or governing functions, if any, that the directors discharge thereat:

		Number of
Director	Corporate Name	Shares	Functions

Mr. Emilio Botín-Sanz de Sautuola	Bankinter, S.A.	3,300,395	—
y García de los Ríos	Royal Bank of Scotland Group plc	8,230,000	—
	Shinsei Bank, Limited	—	Director (1)
	Bank of America Corporation	560	—
	Santander Investment, S.A.	—	Chairman (1)

Mr. Fernando de Asúa Álvarez	Banco Bilbao Vizcaya Argentaria, S.A.	16,905	—
	Commerzbank, AG	5,000	—
	UBS	950	—
	Unibanco	630	—

Mr. Alfredo Sáenz Abad	Banco Bilbao Vizcaya Argentaria, S.A.	25,000	—
	HSBC Holdings	8,298	—
	Lloyds TSB	218	—
	Banco Banif, S.A.	—	Chairman (1)
	Santander Investment, S.A.	—	Deputy Chairman (1)

Mr. Matías Rodríguez Inciarte	Banesto	27,575	Director (1)
	Banco Santander Totta, S.A.	—	Deputy Chairman (1)

Mr. Manuel Soto Serrano	Banco Bilbao Vizcaya Argentaria, S.A.	72,000	—
	BNP Paribas	13,000	—
	Istituto per le Opere di Religione (IOR)	—	Director (2)
	UniCredito Italiano S.p.A.	294,000	—

		Number of
Director	Corporate Name	Shares	Functions

Assicurazioni Generali S.p.A. (3)	BSI SA	4,400,000	—
	Commerzbank, AG	57,480,386	—
	Intesa Sanpaolo	623,154,355	—
	Mediobanca - Banca di Credito Finanziario S.p.A.	16,381,963	—
	Bank Leumi le-Israel B.M.	19,711,333	—
	Erste Bank AG	3,248,964	—
	Banca Monte dei Paschi di Siena S.p.A.	22,062,700	—
	UniCredito Italiano S.p.A.	105,996,338	—
	Société Générale	1,841,117	—
	Deustche Bank, A.G.	920,619	—
	Banesto	760,000	—

Mr. Antonio Basagoiti García-Tuñón	Banco Popular Español, S.A.	800	—
	Banco Bilbao Vizcaya Argentaria, S.A.	850	—

Ms. Ana Patricia Botín-Sanz	Banesto	356,848	Chairman
de Sautuola y O’Shea	Santander Investment, S.A.	—	Director (1)
	BSN-Banco Santander de Negocios Portugal, S.A.	—	Director (1)
	Bankinter, S.A.	5	—

Lord Burns (Terence)	Abbey National plc	—	Chairman (1)

Mr. Guillermo de la Dehesa Romero	Goldman Sachs & Co.	12,888	—
	Goldman Sachs Europe Ltd.	—	Director (1)
	Banco Pastor, S.A.	11,088	—

Mr. Rodrigo Echenique Gordillo	Banco Popular Español, S.A.	12,600	—
	Banco Bilbao Vizcaya Argentaria, S.A.	13,580	—
	Mitsubishi UFJ FIN	6,000	—
	Royal Bank of Scotland Group plc	5,975	—
	Mizuho Financial Group, Inc.	5	—
	Banco Banif, S.A.	—	Second Deputy
			Chairman (1)
	Santander Investment, S.A.	—	Director (1)
	Allfunds Bank, S.A.	—	Chairman (1)
	Banco Santander International	—	Director(1)

Mr. Antonio Escámez Torres	Attijariwafa Bank	10	Deputy Chairman (1)
	Banco de Valencia, S.A.	349	—
	Santander Consumer Finance, S.A.	—	Chairman (1)
	Open Bank Santander Consumer, S.A.	—	Chairman (1)

Mr. Francisco Luzón López	Banco Santander, S.A. (4)	—	Director (1)
	Banco Santander International	—	Director (1)

		Number of
Director	Corporate Name	Shares	Functions

Mr. Abel Matutes Juan	Intesa Sanpaolo	2,359,665	—
	Eurizon Financial Group	—	Director (1)
	Banco Bilbao Vizcaya Argentaria, S.A.	554,366	—
	Banesto	11,980	—

Mr. Luis Alberto Salazar-Simpson Bos	Bankinter, S.A.	2,798	—

Ms. Isabel Tocino Biscarolasaga	Banco Banif, S.A.	—	Director (5)

Mr. Antoine Bernheim (6)	BNP Paribas	14,400	—
	UBS	40,164	—
	Crédit Suisse	35,200	—
	Intesa Sanpaolo	398,533	Deputy Chairman (7)
	Mediobanca - Banca di Credito Finanziario S.p.A.	60,000	Director (1)
	UniCredito Italiano S.p.A.	126,455	—
	Royal Bank of Scotland Group plc	11,998	—
	Bank of New York Mellon	10,000	—
	BSI SA	—	Director (1)

(1)	Non-executive.

(2)	Non-executive member of the Control Committee.

(3)
More detailed information on the ownership interests held by Assicurazioni Generali, S.p.A. can be consulted in the notes to the financial statements of this company or on its website (www.generali.it).

(4)	Formerly Banco Santander Serfin, S.A.

(5)	Ceased to be non-executive director of Banco Banif, S.A., since he was appointed as director of Banco Banif, S.A.

(6)	Representative on the Bank’s Board of Directors of the non-executive nominee director Assicurazioni Generali S.p.A.

(7)	(Non-executive) Deputy Chairman of the Supervisory Board.
None of the members of the Board of Directors perform, as independent professionals or as employees, activities of the nature detailed in the foregoing table.
6.	Loans and advances to credit institutions

The breakdown, by classification, type and currency, of the balances of “Loans and advances to credit institutions” in the consolidated balance sheets is as follows:

	Thousands of Euros
	2007	2006	2005

Classification:
Financial assets held for trading (Note 2.d.iii)	12,294,559	14,627,738	10,278,858
Other financial assets at fair value through profit or loss (Note 2.d.iii)	6,865,073	185,485	2,428,663
Loans and receivables	31,759,867	45,361,315	47,065,501

	50,919,499	60,174,538	59,773,022

Type:
Reciprocal accounts	417,438	503,299	345,104
Time deposits	13,569,362	16,842,601	21,962,472
Reverse repurchase agreements	30,276,080	37,010,008	33,634,326
Other accounts	6,656,619	5,818,630	3,831,120

	50,919,499	60,174,538	59,773,022

Currency:
Euro	28,547,895	33,380,000	33,537,338
Pound sterling	6,139,274	4,364,111	5,313,338
US dollar	11,486,584	16,150,735	16,848,462
Other currencies	4,764,233	6,292,419	4,109,930
Impairment losses	(18,487)	(12,727)	(36,046)

	50,919,499	60,174,538	59,773,022

The impairment losses on financial assets classified as loans and receivables are disclosed in Note 10.
Note 53 contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.
7.	Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt instruments” is as follows:

	Thousands of Euros
	2007	2006	2005

Classification:
Financial assets held for trading	66,330,811	76,736,992	81,741,944
Other financial assets at fair value through profit or loss	7,072,423	4,500,220	9,699,237
Available-for-sale financial assets	34,187,077	32,727,454	68,054,021
Loans and receivables	1,668,339	621,770	171,203

	109,258,650	114,586,436	159,666,405

Type:
Spanish government debt securities- Treasury bills	5,558,420	3,160,674	3,948,045
Government bonds	376,393	535,584	3,287,406
Other book-entry debt securities	9,440,746	9,080,043	12,481,210
Foreign government debt securities	21,617,457	22,250,587	48,120,701
Issued by financial institutions	43,443,566	56,063,543	61,080,306
Other fixed-income securities	28,913,821	23,586,327	30,828,737
Impairment losses	(91,753)	(90,322)	(80,000)
Of which: on available-for-sale financial assets	(91,753)	(90,322)	(80,000)

	109,258,650	114,586,436	159,666,405

Currency:
Euro	55,013,063	43,708,401	79,195,677
Pound sterling	16,164,296	22,488,577	32,983,211
US dollar	13,341,949	12,483,749	12,591,314
Other currencies	24,831,095	35,996,031	34,976,203
Impairment losses	(91,753)	(90,322)	(80,000)

	109,258,650	114,586,436	159,666,405

At December 31, 2007, the nominal amount of Spanish government debt securities assigned to certain Group or third-party commitments amounted to €695 million (December 31, 2006: €695 million; December 31, 2005: €70 million).
Additionally, at December 31, 2007, other debt securities totaling €16,171 million had been assigned to own obligations.
The impairment losses on available-for-sale financial assets are disclosed in Note 8.
Note 53 contains a detail of the residual maturity periods of available-for-sale financial assets and of loans and receivables and of the related average interest rates.
8.	Other equity instruments
a)	Breakdown

The breakdown, by classification and type, of the balances of “Other equity instruments” is as follows:

	Thousands of Euros
	2007	2006	2005

Classification:
Financial assets held for trading	9,744,466	13,490,719	8,077,867
Other financial assets at fair value through profit or loss	2,870,322	2,712,433	30,303,170
Available-for-sale financial assets	10,161,830	5,970,845	5,890,918
Of which:
Disregarding impairment losses	10,173,068	5,984,704	5,908,576
Impairment losses	(11,238)	(13,859)	(17,658)

	22,776,618	22,173,997	44,271,955

Type:
Shares of Spanish companies	6,375,891	5,185,206	5,707,494
Shares of foreign companies	9,787,139	11,138,458	8,256,086
Investment fund units and shares	4,068,215	3,410,494	18,563,343
Of which: Abbey	602,067	669,689	17,041,821

Pension fund units	—	144,320	133,918
Other securities	2,556,611	2,309,378	11,628,772
Of which: unit linked	2,556,611	2,309,378	11,628,772

Impairment losses	(11,238)	(13,859)	(17,658)

	22,776,618	22,173,997	44,271,955

b)	Changes

The changes in the balance of “Available-for-sale financial assets”, disregarding impairment losses, were as follows:

	Millions of Euros
	2007	2006	2005

Balance at beginning of year	5,985	5,909	7,850
Net additions /disposals	3,096	(1,232)	(2,984)
Of which:
Antena 3 Televisión, S.A.	—	(398)	—
San Paolo IMI, S.p.A.	—	(1,499)	—
Assicurazioni Generali, S.p.A.	—	399	—
Royal Bank of Scotland Group, plc	1,368	—	(2,028)
Commerzbank AG	—	—	(306)
Shinsei Bank, Ltd.	—	—	(52)
Fortis SA/NV	892	—	—
Iberdrola, S.A.	1,503	—	—
BPI	(229)	—	—
Intesa Sanpaolo	(1,206)	—	—
Transfers	—	—	396
Valuation adjustments	1,092	1,308	647
Of which:
San Paolo IMI, S.p.A.	—	607	414
Companhía Energética de Sao Paulo	331	—	—
Bovespa Holding, S.A.	330	—	—

Balance at end of year	10,173	5,985	5,909

The main acquisitions and disposals made in 2007, 2006 and 2005 were as follows:
i.	Shinsei Bank, Ltd. (Shinsei)
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
At December 31, 2007, the Group had a 4.23% ownership interest in the share capital of Shinsei.
ii.	Royal Bank of Scotland Group Plc (RBS)
In 2004 the Group sold 79 million shares of RBS, representing 2.51% of its share capital, giving rise to a gain of approximately €472 million. In 2005 the Group sold all the ownership interest held by it in RBS (2.57%) for €2,007 million, giving rise to a consolidated gain of €717 million which was recognized in “Other gains — Other” (Note 52). In 2007 the Group acquired a 2.3% stake in the share capital of RBS.
iii.	Auna Operadores de Telecomunicaciones, S.A. (Auna)
In January 2004 the Bank exercised certain agreements in connection with this company, thereby increasing its holding by 2.5%, and subsequently made several acquisitions representing a further 1.5% ownership interest. The holding in Auna was 27.3% at December 31, 2004, representing a cost of €1,814 million.
In the first half of 2005, the Group increased its holding by 4.7%, at a cost of €422 million, to 32.08%. In November 2005, the Group sold part of its ownership interest in Auna (27.07%) at a gain of €355 million, which was recognized under “Other gains — Other” (Note 52).
iv.	Commerzbank AG
In 2005 the Group progressively sold its holding in Commerzbank AG (3.38%), giving rise to a total gain of €24 million.
v.	Antena 3 Televisión, S.A. (“Antena 3”)
On October 25, 2006, Antena 3 announced its acquisition of a 10% stake owned by the Group, giving rise to a gain of €294 million for the Group which was recognized under “Other gains - Other” (Note 52).
vi.	San Paolo IMI, S.p.A. (“San Paolo”)
In December 2006, the Group sold 89.9 million shares of San Paolo, representing 4.8% of its share capital, giving rise to a gain of €705 million which was recognized under “Other gains — Other” (Note 52).
vii.	Intesa Sanpaolo
In 2007 the Group sold its 1.79% ownership interest in the share capital of the Italian entity Intesa Sanpaolo, for a total amount of €1,206 million, which gave rise to a gain of €566 million.
viii.	Banco BPI, S.A. (“BPI”)
In 2007 the Group sold 35.5 million shares of BPI, for a total amount of €228 million, giving rise to a gain of €107 million. The ownership interest in BPI at December 31, 2007 was 1.2%.
ix.	Other holdings
In 2007 the Group acquired ownership interests in Iberdrola, S.A. and Fortis, N.V. At December 31, 2007, it had stakes of 3.3% and 2.1%, respectively, in the share capital of these companies.

c)	Notifications of acquisitions of investments

The notifications made by the Bank in 2007, in compliance with Article 86 of the Spanish Companies Law and Article 53 of Securities Market Law 24/1998, of the acquisitions and disposals of holdings in investees are listed in Exhibit IV.

d)	Impairment losses

Following is a summary of the changes in the impairment losses on these items and on debt instruments classified as “Available-for-sale financial assets” (Note 7):

	Thousands of Euros
	2007	2006	2005

Balance at beginning of year	104,181	97,658	250,560
Net impairment losses for the year	6,546	(2,869)	(110,977)
Of which:
Impairment losses charged to income	34,341	6,737	36,156
Impairment losses reversed with a credit to income	(27,795)	(9,606)	(147,133)

Net changes in the scope of consolidation	(6,737)	—	—
Write-off of impaired balances against recorded impairment allowance	(97)	(4,009)	(21,471)
Transfers between allowances	(3,928)	18,349	(26,402)
Exchange differences and other items	3,026	(4,948)	5,948

Balance at end of year	102,991	104,181	97,658

Of which:
By geographical location of risk:
Spain	57,931	52,225	31,868
Rest of Europe	6,964	3,122	2,553
Latin America	38,096	48,834	63,237

By type of asset covered:
Debt instruments — Available-for-sale financial assets (Note 7)	91,753	90,322	80,000
Other equity instruments — Available-for-sale financial assets	11,238	13,859	17,658
9.	Trading derivatives (assets and liabilities) and Short positions
a)	Trading derivatives

The detail, by type of inherent risk, of the fair value of the trading derivatives arranged by the Group is as follows (Note 36):

	Thousands of Euros
	2007		2006		2005
	Debit	Credit	Debit	Credit	Debit	Credit
	Balance	Balance	Balance	Balance	Balance	Balance

Interest rate risk	33,298,794	35,195,843	24,522,311	24,785,804	23,944,965	23,733,558
Foreign currency risk	4,369,032	6,809,887	3,416,681	4,204,816	1,325,399	1,330,493
Price risk	6,365,243	6,068,122	5,121,227	7,938,554	1,949,054	3,695,552
Other risks	2,693,049	729,375	1,924,072	1,808,944	409,776	468,477

	46,726,118	48,803,227	34,984,291	38,738,118	27,629,194	29,228,080

b)	Short positions

Following is a breakdown of the short positions:

	Thousands of Euros
	2007	2006	2005

Borrowed securities:
Debt instruments	2,424,447	5,459,927	7,033,121
Of which: Abbey	1,783,832	4,574,639	6,156,838
Equity instruments	1,596,775	4,151,317	6,279,410
Of which:
Bank	277,595	8,800	1,193,790
Abbey	1,285,989	3,995,291	4,975,258
Short sales:
Debt instruments	1,582,052	1,842,729	4,051,078
Of which: the Bank	1,485,173	1,721,742	3,876,223
Equity instruments	9,960	19,089	52,191

	5,613,234	11,473,062	17,415,800

10.	Loans and advances to customers
a)	Breakdown

The breakdown, by classification, of the balances of “Loans and advances to customers” in the consolidated balance sheets is as follows:

	Thousands of Euros
	2007	2006	2005

Financial assets held for trading (*) (Note 2.d.iii)	23,704,481	30,582,982	26,479,996
Other financial assets at fair value through profit or loss (*) (Note 2.d.iii)	8,021,623	7,972,544	6,431,197
Loans and receivables (**) (Note 53)	533,750,907	484,790,338	402,917,602
Of which:
Disregarding impairment losses	542,446,111	492,953,782	410,527,527
Impairment losses	(8,695,204)	(8,163,444)	(7,609,925)

	565,477,011	523,345,864	435,828,795

Loans and advances to customers disregarding impairment losses	574,172,215	531,509,308	443,438,720

(*)	Relate to loans originated under wholesale banking operations.

(**)	Relate to the commercial banking loan portfolio.
Note 53 contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.
There are no loans and advances to customers for material amounts without fixed maturity dates.

b)	Detail

Following is a detail, by loan type and status, borrower sector, geographical area of residence and interest rate formula, of the loans and advances to customers, which reflect the Group’s exposure to credit risk in its core business, disregarding impairment losses:

	Millions of Euros
	2007	2006	2005

Loan type and status:
Commercial credit	22,364	21,565	16,931
Secured loans	322,269	302,361	255,041
Reverse repurchase agreements	29,089	30,502	27,581
Other term loans	171,931	148,110	119,179
Finance leases	15,727	13,991	11,899
Receivable on demand	6,722	10,367	8,452
Impaired assets	6,070	4,613	4,356

	574,172	531,509	443,439

Borrower sector:
Public sector — Spain	5,633	5,329	5,243
Public sector — Other countries	2,296	4,970	6,608
Households	316,129	302,451	248,615
Energy	7,820	4,616	5,583
Construction	21,137	19,659	13,694
Manufacturing	31,839	28,682	25,649
Services	98,548	91,592	63,585
Other sectors	90,770	74,210	74,462

	574,172	531,509	443,439

Geographical area:
Spain	234,146	205,246	158,782
European Union (excluding Spain)	235,849	231,445	203,111
United States and Puerto Rico	32,070	31,385	25,884
Other OECD countries	6,633	6,020	3,943
Latin America	60,753	54,274	49,227
Rest of the world	4,721	3,139	2,492

	574,172	531,509	443,439

Interest rate formula:
Fixed interest rate	228,434	178,423	143,316
Floating rate	345,738	353,086	300,123

	574,172	531,509	443,439

c)	Impairment losses

The changes in the impairment losses on the assets making up the balances of “Loans and receivables — Loans and advances to customers”, “Loans and receivables — Loans and advances to credit institutions” (Note 6) and “Other financial assets” (Note 24) were as follows:

	Thousands of Euros
	2007	2006	2005

Balance at beginning of year	8,288,128	7,756,675	6,997,428
Impairment losses charged to income for the year:	4,120,278	3,035,468	2,234,186
Of which:
Individually assessed	4,223,069	2,584,434	1,874,413
Collectively assessed	1,077,785	1,151,376	636,836
Impairment losses reversed with a credit to income	(1,180,576)	(700,342)	(277,063)
Inclusion of entities in the Group in the year	7,356	164,530	4,006
Write-off of impaired balances against recorded impairment allowance	(3,320,162)	(2,369,865)	(1,519,494)
Exchange differences and other changes	(316,169)	(261,034)	267,090
Transfers between allowances	16,940	(37,646)	(226,541)

Balance at end of year	8,796,371	8,288,128	7,756,675

Of which:
By method of assessment:
Individually assessed	3,356,264	3,190,220	3,520,985
Of which: country risk (Note 2-g)	51,522	159,024	281,389
Of which: on loans and advances to credit institutions (Note 6)	18,487	12,727	36,046
Of which: on other financial assets (Note 24)	82,680	111,957	110,704
Collectively assessed	5,440,107	5,097,908	4,235,690
By geographical location of risk:
Spain	4,512,000	4,318,320	3,664,349
Rest of Europe	2,250,127	2,358,448	2,153,620
Americas	2,034,244	1,611,360	1,938,706
Previously written-off assets recovered in 2007, 2006 and 2005 amounted to €624,220 thousand, €551,606 thousand and €486,286 thousand, respectively. Taking into account these amounts and those recognized in “Impairment losses charged to income for the year” in the foregoing table, impairment losses on “Loans and receivables” amounted to €3,496,058 thousand in 2007, €2,483,862 thousand in 2006 and €1,747,900 thousand in 2005.
d)	Impaired assets

The detail of the changes in the balance of the financial assets classified as loans and receivables and considered to be impaired due to credit risk is as follows:

	Millions of Euros
	2007	2006	2005

Balance at beginning of year	4,613	4,356	4,208
Net additions	4,898	2,723	1,356
Written-off assets	(3,320)	(2,370)	(1,519)
Exchange differences and other	(120)	(96)	311

Balance at end of year	6,070	4,613	4,356

This amount, after deducting the related allowances, represents the Group’s best estimate of the fair value of the impaired assets.

Following is a detail of the financial assets classified as loans and receivables and considered to be impaired due to credit risk at December 31, 2007, and of the assets which, although not considered to be impaired, include any past-due amount at that date, classified by geographical location of risk and by age of the oldest past-due amount:

	Millions of Euros
	With no
	Past-Due
	Balances or
	Less than	With Balances Past Due by
	3 Months	3 to 6	6 to 12	12 to 18	18 to 24	More than
	Past Due	Months	Months	Months	Months	24 Months	Total

Spain	209	708	524	206	71	64	1782
European Union (excluding Spain)	121	1,422	530	172	115	244	2,604
United States and Puerto Rico	32	168	22	15	8	35	279
Other OECD countries	15	146	14	2	1	1	178
Latin America	53	350	348	42	17	409	1,219
Rest of the world	—	6	1	—	—	—	7

	429	2,799	1,440	436	212	754	6,070

The detail at December 31, 2006 is as follows:

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

“Loans and advances to customers” includes, inter alia, the securitized loans transferred to third parties on which the Group has retained risks, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognized. The breakdown of the securitized loans, by type of financial instrument, and of the securitized loans derecognized because the stipulated requirements were met (Note 2-e) is shown below. Note 22 details the liabilities associated with these securitization transactions.

	Millions of Euros
	2007	2006	2005

Derecognized	3,742	4,901	6,065
Of which: mortgage-backed securities	2,479	2,981	2,897
Retained on the balance sheet	92,023	59,426	46,523
Of which: mortgage-backed securities	60,056	36,363	33,085

Total	95,765	64,327	52,588

The growth in securitization in 2007 was the result of its use as a tool for the management of regulatory capital and as a means of diversifying the Group’s liquidity sources.

f)	Guarantees

At December 31, 2007, financial assets securing liabilities or contingent liabilities amounted to €109,019 million (Note 22), the detail being as follows:

Millions
of Euros

Commercial paper (promissory notes)	183
Asset-backed securities	63,172
Other mortgage securities	45,664
Of which: mortgage bonds (cédulas hipotecarias)	32,264

Total	109,019

The mortgage-backed securities (€46,164 million) and other mortgage securities are secured by mortgage loans with average maturities of more than ten years. The main terms and conditions of these loans are as follows:
•	First mortgage on principal residence.

•	Loans current in payment, with minimum experience of payments being honored.

•	Appraisal conducted by specialist valuer.

•	The amount of the loan must not exceed 80% of the appraised value.

•	Arrangement of insurance contract for an amount not less than the appraised value.
The other securitizations are secured by SME and consumer loan portfolios with average maturities of seven and five years, respectively.
The fair value of the guarantees received by the Group (financial and non-financial assets) which the Group is authorized to sell or pledge even if the owner of the guarantee has not defaulted is scantly material taking into account the Group’s financial statements as a whole.
11.	Hedging derivatives

The detail, by type of risk hedged, of the fair value of the derivatives qualifying for hedge accounting is as follows (Note 36):

	Thousands of Euros
	2007		2006		2005
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Fair value hedges	2,662,762	(3,862,500)	2,866,213	(3,340,480)	3,757,503	(1,710,911)
Of which: Portfolio hedges	398,143	826,178	—	—	—	—
Cash flow hedges	101,629	(238,277)	98,220	(132,658)	368,601	(344,717)
Of which: Recognized in equity (Note 29)	—	58,655	—	(49,252)	—	(70,406)
Hedges of net investments in foreign operations	298,778	(33,794)	23,531	(20,711)	—	(255,101)

	3,063,169	(4,134,571)	2,987,964	(3,493,849)	4,126,104	(2,310,729)

In 2007 the Group implemented a fair value hedge of the interest rate risk of a portfolio of financial instruments. The aim of this hedge is to maintain the economic value of the hedged items, consisting of fixed-rate marketable debt securities originally maturing at long term which have been hedged with IRSs.

12.	Non-current assets held for sale

The breakdown of “Non-current assets held for sale” is as follows:

	Thousands of Euros
	2007	2006	2005

Equity instruments:
Antonveneta (Note 3-b)	9,000,000	—	—
Other instruments	25,936	—	—

	9,025,936	—	—

Tangible assets:
Foreclosed assets	364,345	265,311	271,574
Assets recovered from finance leases	19,196	13,528	20,785
Other assets	678,202	48,545	43,965
Of which: Ciudad Financiera business campus	625,124	—	—

	1,061,743	327,384	336,324

In 2007 the Group organized a restricted, private competition for the sale and subsequent leaseback of a property portfolio owned by it in Spain. Certain of these properties were sold in the year (Note 16-d) and at 2007 year-end the sale of the “Ciudad Financiera” business campus in which the Bank’s head offices are located had not yet been completed (Note 1-h). The foregoing table shows the carrying amount of these properties in the Group’s balance sheet at December 31, 2007.
Impairment losses of €112,030 thousand, €138,246 thousand and €123,246 thousand were deducted from the balance of this item at December 31, 2007, 2006 and 2005, respectively. The net charges recorded in those years amounted to €27,299 thousand, €48,796 thousand and €10,536 thousand, respectively.
13.	Investments — Associates
a)	Breakdown

The breakdown, by company, of the balance of “Investments — Associates” (Note 2-c) is as follows:

	Thousands of Euros
	2007	2006	2005

RFS Holdings B.V. (Note 3-b)	11,778,624	—	—
Cepsa	2,548,035	2,291,599	2,619,264
Sovereign	1,026,826	2,246,824	—
Attijariwafa Bank Société Anonyme	188,149	177,048	166,225
Vaporeón, S.L.	41,050	35,985	—
Abbey companies	5,104	3,531	34,103
Other companies	101,339	251,122	211,890

	15,689,127	5,006,109	3,031,482

Of which:
Euros	14,431,945	2,544,864	2,793,030
Listed	3,763,010	4,715,471	2,785,489
Goodwill	8,942,799	1,502,441	664,768
Of which:
RFS Holdings B.V. (Note 3-b)	7,993,875	—	—
Cepsa	940,199	833,241	650,949
Sovereign	—	653,946	—
At December 31, 2007, the unrealized capital gains on investments in Group associates, based on the related market values, amounted to €3,771 million (December 31, 2006: €2,899 million; December 31, 2005: €1,056 million).

b)	Changes

The changes in the balance of this item were as follows:

	Thousands of Euros
	2007	2006	2005

Balance at beginning of year	5,006,109	3,031,482	3,747,564
Acquisitions and capital increases (Note 3)	11,773,567	2,618,196	18,470
Of which:
Sovereign	—	2,299,893	—
RFS Holdings B.V.	11,614,871	—	—
Disposals and capital reductions (Note 3)	(27,421)	(753,071)	(1,168,585)
Of which:
Unión Fenosa	—	—	(1,083,305)
Cepsa	—	(711,393)	—
Effect of equity accounting	441,457	426,921	619,157
Impairment losses	(1,052,673)	(380)	—
Dividends paid	(147,820)	(164,606)	(181,179)
Change in consolidation method	(13,389)	(84,503)	(39,608)
Exchange differences and other changes	(290,703)	(67,930)	35,663

Balance at end of year	15,689,127	5,006,109	3,031,482

c)	Impairment losses

No impairment was detected with respect to investments in associates in 2005. In 2006 impairment losses amounting to €380 thousand were recognized and in 2007 an impairment of €1,053 million was recognized on the investment in Sovereign. Of this amount, €586 million relate to goodwill inherent in Sovereign and €104 million to exchange differences.

d)	Other disclosures

Following is a summary of the financial information on the associates (obtained from the information available at the reporting date):

	Millions of Euros
	2007	2006

Total assets	168,320	91,987
Total liabilities	(151,891)	(78,869)
Minority interests	(355)	(203)
Net assets	16,074	12,915

Group’s share of the net assets of associates	6,746	3,504

Goodwill	8,943	1,502

Total Group share	15,689	5,006

Total income	16,058	16,195
Total profit	1,211	1,237

Group’s share of the profit of associates	441	427

14.	Insurance contracts linked to pensions

The detail of the balance of “Insurance contracts linked to pensions” (Note 25-c) is as follows:

	Thousands of Euros
	2007	2006	2005

Assets relating to insurance contracts covering post-employment benefit plan obligations:
Bank	2,220,638	2,272,786	2,320,512
Banesto	257,633	274,400	285,573
Other Spanish companies	33,286	34,442	35,526
Assets relating to insurance contracts covering other similar obligations:
Bank	10,663	18,713	29,576
Other Spanish companies	3,330	4,194	5,178

	2,525,550	2,604,535	2,676,365

15.	Liabilities under insurance contracts and Reinsurance assets

The breakdown of the balances of “Liabilities under insurance contracts” and “Reinsurance assets” in the consolidated balance sheets (Note 2-j) is as follows:

	Thousands of Euros
	2007			2006			2005
	Direct			Direct			Direct
	Insurance			Insurance			Insurance
	and		Total	and		Total	and		Total
	Reinsurance	Reinsurance	(Balance	Reinsurance	Reinsurance	(Balance	Reinsurance	Reinsurance	(Balance
Technical Provisions for:	Assumed	Ceded	Payable)	Assumed	Ceded	Payable)	Assumed	Ceded	Payable)

Unearned premiums and unexpired risks	351,799	(128,663)	223,136	172,226	(78,340)	93,886	119,114	(39,376)	79,738
Life insurance:
Unearned premiums and unexpired risks	120,747	(23,580)	97,167	119,867	(11,031)	108,836	113,381	(31,615)	81,766
Mathematical provisions	2,885,581	(17,727)	2,867,854	3,049,875	(10,496)	3,039,379	28,523,561	(2,200,524)	26,323,037
Claims outstanding	364,878	(29,213)	335,665	162,484	(37,362)	125,122	350,865	(15,798)	335,067
Bonuses and rebates	15,957	(13,359)	2,598	11,414	(5,399)	6,015	579,895	(5,246)	574,649
Equalization	—	—	—	—	—	—	25	—	25
Life insurance policies where the investment risk is borne by the Policyholders	9,097,620	(90,395)	9,007,225	7,175,926	(118,993)	7,056,933	14,855,872	(94,732)	14,761,140
Other technical provisions	197,035	(6,837)	190,198	12,466	(252)	12,214	129,587	(410)	129,177

	13,033,617	(309,774)	12,723,843	10,704,258	(261,873)	10,442,385	44,672,300	(2,387,701)	42,284,599

16.	Tangible assets
a)	Changes

The changes in “Tangible assets” in the consolidated balance sheets were as follows:

	Thousands of Euros
	Property,		Other Assets
	Plant and		Leased out
	Equipment	Investment	under an
	for Own Use	Property	Operating Lease	Total

Cost:
Balances at January 1, 2005	9,541,389	2,148,841	5,398,778	17,089,008
Additions/Disposals (net)	315,027	(1,480,536) (*)	441,162	(724,346)
Exchange differences (net)	561,772	49,393	133,883	745,048

Balances at December 31, 2005	10,418,188	717,698	5,973,823	17,109,710
Additions/Derecognitions (net) due to change in the scope of consolidation	(3,938)	(557,549)	180,492	(380,995)
Additions/Disposals (net)	(358,066)	240,900	366,485	249,319
Transfers and other changes	(32,271)	—	—	(32,271)
Exchange differences	(182,605)	(55)	97,526	(85,134)

Balances at December 31, 2006	9,841,308	400,994	6,618,326	16,860,629
Additions/Derecognitions (net) due to change in the scope of consolidation	(43,055)	—	—	(43,055)
Additions/Disposals (net)	(1,156,036)	77,285	545,769	(532,982)
Transfers and other changes	(713,511)	9,680	86,768	(617,063)
Exchange differences (net)	(97,641)	(511)	(411,297)	(509,449)

Balances at December 31, 2007	7,831,065	487,448	6,839,566	15,158,079

Accumulated depreciation:
Balances at January 1, 2005	(4,572,468)	(33,018)	(1,786,713)	(6,392,199)
Disposals	224,135	1,588	57,969	283,692
Charge for the year	(606,510)	(2,007)	(9,592)	(618,109)
Exchange differences and other items	(245,261)	(5,745)	(44,714)	(295,720)

Balances at December 31, 2005	(5,200,104)	(39,182)	(1,783,050)	(7,022,336)
Additions/Derecognitions (net) due to change in the scope of consolidation	8,421	24,743	(35,748)	(2,584)
Disposals	1,174,842	1,314	274,008	1,450,164
Transfers and other changes	7,624	—	(508,549)	(500,925)
Charge for the year	(618,135)	(2,876)	(7,526)	(628,537)
Exchange differences	81,301	2	(33,805)	47,498

Balances at December 31, 2006	(4,546,051)	(15,999)	(2,094,670)	(6,656,720)
Additions/Derecognitions (net) due to change in the scope of consolidation	21,681	—	—	21,681
Disposals	1,440,435	14,363	202,503	1,657,301
Transfers and other changes	110,941	(12,629)	(304,805)	(206,493)
Charge for the year	(600,454)	(3,561)	(17,256)	(621,271)
Exchange differences and other items	40,848	1,451	156,020	198,319

Balances at December 31, 2007	(3,532,600)	(16,375)	(2,058,208)	(5,607,183)

Impairment losses:
Balances at January 1, 2005	(43,689)	—	(67,927)	(111,616)
Impairment charge for the year	(12,463)	(2,564)	(63)	(15,090)
Exchange differences	43,000	(8,504)	(1,957)	32,539

Balances at December 31, 2005	(13,152)	(11,068)	(69,947)	(94,167)
Additions/Derecognitions (net) due to change in the scope of consolidation	755	—	—	755
Net impairment charge	(7,091)	634	—	(6,457)
Exchange differences and other changes	8,408	(14)	(1,438)	6,956

Balances at December 31, 2006	(11,080)	(10,448)	(71,385)	(92,913)
Impairment charge for the year	(1,452)	8	—	(1,444)
Additions/Derecognitions (net) due to change in the scope of consolidation	549	—	—	549
Exchange differences	1,130	92	723	1,945

Balances at December 31, 2007	(10,853)	(10,348)	(70,662)	(91,863)

Tangible assets, net
Balances at December 31, 2005	5,204,931	667,449	4,120,827	9,993,207
Balances at December 31, 2006	5,284,177	374,547	4,452,272	10,110,996

Balances at December 31, 2007	4,287,612	460,725	4,710,696	9,459,033

(*)	Mainly Abbey.

b)	Property, plant and equipment for own use

The detail, by class of asset, of the balance of “Property, plant and equipment for own use” in the consolidated balance sheets is as follows:

	Millions of Euros
		Accumulated	Impairment	Net
	Cost	Depreciation	Losses	Balance

Land and buildings	3,835	(851)	(13)	2,971
IT equipment and fixtures	2,619	(1,957)	—	662
Furniture and vehicles	3,786	(2,275)	—	1,511
Construction in progress and other items	178	(117)	—	61

Balances at December 31, 2005	10,418	(5,200)	(13)	5,205

Land and buildings	3,704	(848)	(11)	2,845
IT equipment and fixtures	2,059	(1,495)	—	564
Furniture and vehicles	3,838	(2,114)	—	1,724
Construction in progress and other items	240	(89)	—	151

Balances at December 31, 2006	9,841	(4,546)	(11)	5,284

Land and buildings	2,632	(682)	(11)	1,939
IT equipment and fixtures	1,903	(1,303)	—	600
Furniture and vehicles	3,019	(1,460)	—	1,559
Construction in progress and other items	277	(88)	—	189

Balances at December 31, 2007	7,831	(3,533)	(11)	4,287

The net balance at December 31, 2007 in the foregoing table includes the following amounts:
•	Approximately €5,335 million relating to property, plant and equipment owned by Group entities and branches located abroad (December 31, 2006: €5,272 million; December 31, 2005: €5,171 million).

•
Approximately €394 million relating to property, plant and equipment being acquired under finance leases by the consolidated entities (Note 2-l discloses additional information on these items — December 31, 2006: €183 million; December 31, 2005: €83 million).

c)	Investment property

The fair value of investment property at December 31, 2007, 2006 and 2005 amounted to €588 million, €425 million and €944 million, respectively.

The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2007, 2006 and 2005 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.

d)	Sale of properties

On November 14, 2007, the Group sold ten singular properties to two companies in the Pontegadea Group for €458 million and recognized a net gain of €216 million. At the same time, an operating lease agreement for the aforementioned properties (with maintenance, insurance and taxes payable by the Group) was entered into with these companies, with compulsory terms of between 12 and 15 years, during which the rent (currently set at €1,722 thousand per month) will be reviewed annually on the date of completion of each year of the lease term, based on the percentage variation in the Spanish Consumer Price Index (CPI) in the preceding twelve months, except in the fifth year (effective from the sixth year), in which the rent for nine of the ten properties will be reviewed on the basis of the CPI plus three percentage points. In nine of the ten lease agreements, the agreement is renewable for five additional five-year periods and a last three-year renewal period, up to a total of 40 years. In one of the ten lease agreements, the agreement is renewable for five additional five-year periods up to a total of 40 years. Nine of the ten lease agreements provide for adjustment of the rent to market in each renewal period. One of the ten lease agreements provides for adjustment of the rent to market in 2017, with subsequent adjustments to market taking place every five years from 2017 onwards. Also, the lease agreements include a purchase option exercisable by the Group on final expiry of the agreements (2047), with the exception of one of the leases, which envisages the possibility of exercising the purchase option in March 2023, March 2028, March 2033, March 2038, March 2043 and March 2047. In all the lease agreements, the value of the properties in the event that the purchase option is exercised shall be the market value of the properties on the related dates; this market value will be determined, if appropriate, by independent appraisers.

Also, on November 23, 2007 the Group sold 1,152 of its branch offices to the Pearl Group for €2,040 million and recognized a net gain of €860 million. Simultaneously, an operating lease agreement for the aforementioned branch offices (with maintenance, insurance and taxes payable by the Group) was entered into with the Pearl Group, with compulsory terms of 24, 25 or 26 years (depending on the property), during which the rent (currently set at €8,417 thousand per month, payable quarterly) will be reviewed annually on the date of completion of each year of the lease term: (i) during the first ten years of the agreement, based on the percentage variation in the Spanish CPI in the preceding twelve months, plus 215 basis points; and (ii) from the eleventh year onwards, based on variations in the CPI. The agreement is renewable for a maximum of three additional seven-year periods, up to a total of 45, 46 or 47 years (depending on the property), the rent being adjusted to market at the end of the compulsory term and of each renewal period, and includes an option, exercisable by the Group on final expiry of the lease (45, 46 or 47 years, depending on the property) to purchase the properties at their market value on the expiry date; this market value will be determined, if appropriate, by independent appraisers.

The most noteworthy feature of the other agreed terms and conditions, all of which are customary market conditions for operating lease agreements, is that none of the aforementioned lease agreements provides for the transfer of ownership of the properties to the Group on expiry thereof, and the Group is entitled not to renew the rentals beyond the minimum compulsory term. Furthermore, the Group has not granted any guarantee to the buyers for any losses that might arise from the early termination of the agreements or for possible fluctuations in the residual value of the aforementioned properties.

The Group was advised in the above-mentioned transactions by independent advisors, who estimated the economic lives of the transferred properties at the transaction date, which in all cases were more than 60 years. These advisors also analyzed both the selling prices of the properties and the agreed subsequent rental payments, and concluded that they had been set at fair market values at that date.

The rental expense recognized by the Group in 2007 in connection with these agreements amounted to €10 million, which related in full to the minimum contractual payments. The present value of the minimum future payments that the Group will incur during the compulsory term (since it is considered that the agreements will not be renewed and the existing purchase options will not be exercised) amounts to €122 million payable within one year, €443 million payable at between one and five years -€117 million in 2009, €113 million in 2010, €109 million in 2011 and €105 million in 2012-, and €1,253 million payable at more than five years.

17.	Intangible assets
a)	Goodwill

The breakdown of “Goodwill”, based on the companies giving rise thereto (Note 3-c), is as follows:

	Thousands of Euros
	2007	2006	2005

Abbey (UK)	8,167,868	8,920,188	8,740,560
Totta Group (Portugal)	1,640,746	1,640,746	1,639,560
CC Holding (AKB Germany)	824,483	824,483	824,483
Banco Santander Chile	680,937	717,957	908,879
Grupo Financiero Santander Serfin (Mexico)	498,074	560,327	633,638
Meridional Group (Brazil)	501,192	458,202	469,372
Drive Group	419,481	412,986	—
Banesto	372,655	373,562	380,008
Santander Consumer Bank AS (Norway)	133,742	116,568	120,262
Finconsumo (Italy)	105,921	105,921	105,921
Banco Santander Consumer Portugal, S.A.	163,438	89,743	—
Bansander Leasing, Corp. (Island Finance)	58,888	80,873	—
Banco Santander Internacional	38,384	42,905	47,899
CB Extrobank	36,767	—	—
Unifin	36,437	37,490	—
PTF (Poland)	23,956	22,471	22,303
Other entities	127,739	108,313	125,360

	13,830,708	14,512,735	14,018,245

At least once per year (or whenever there is any indication of impairment), the Group reviews goodwill for impairment (i.e. a potential reduction in its recoverable value to below its carrying amount). For this purpose, it analyses the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation -including bankarization-, among others); (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the Group carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital ratio, return on equity, among others); and (iii) the price earnings (P/E) ratio of the investments as compared with the P/E ratio of the stock market in the country in which the investments are located and that of comparable local financial institutions.
Based on the foregoing, and in accordance with the estimates, projections and measurements available to the Bank’s directors, except for the impairment losses reflected in the following table, these assets were not impaired in the last three years, and the projected income attributable to the Group is at least equal to the amount recognized as goodwill.
The changes in “Goodwill” were as follows:

	Millions of Euros
	2007	2006	2005

Balance at beginning of year	14,513	14,018	15,090
Additions (Note 3)	252	650	62
Of which:
Drive Group	97	422	—
Santander Central Hispano Inc. (Island Finance)	—	96	—
Banco Santander Consumer Portugal, S.A.	74	90	—
Unifin	—	37	—
Santander BanCorp	—	—	11
CB Extrobank	38	—	—
Santander Consumer Bank AS (by Bankia)		—	45

Definitive assessment of acquisitions	(50)	—	(1,856)
Of which (transfer to other intangible assets):	—
Abbey	—	—	(1,753)
Santander Consumer Bank AS (by Elcon)	—	—	(28)
Santander Consumer Bank AS (by Bankia)	—	—	(22)
PTF	—	—	(52)
Of which other:	—
Drive Group	(49)	—	—

Impairment losses	(15)	(13)	—
Of which:
Cambios Sol, S.A.	—	(7)	—
Santander Financial Services Inc. (Island Finance)	(14)	(6)	—

Disposals	(6)	(76)	(2)
Of which:
Banco Santander Chile	—	(67)	—

Exchange differences and other items	(863)	(66)	724

Balance at end of year	13,831	14,513	14,018

b)	Other intangible assets

The breakdown of the balance of “Other intangible assets” is as follows:

	Estimated	Thousands of Euros
	Useful Life	2007	2006	2005

With indefinite useful life:
Brand name	—	446,175	487,177	459,680
Of which: Abbey	—	429,536	469,099	459,680
With finite useful life:
Customer deposits (Abbey)	10 years	1,175,428	1,283,693	1,257,843
Credit cards (Abbey)	5 years	32,727	35,741	35,021
IT developments	3 years	1,574,969	1,309,678	1,207,606
Other assets	—	233,352	323,026	163,199
Accumulated amortization		(1,234,838)	(980,530)	(704,345)
Impairment losses		(25,479)	(14,679)	(207,978)

		2,202,334	2,444,106	2,211,026

The changes in “Other intangible assets” were as follows:

	Millions of Euros
	2007	2006	2005

Balance at beginning of year	2,444	2,211	413
Additions/Disposals (net)	1,074	757	403
Exchange differences and other changes (net)	(107)	(6)	66
Impairment losses	(563)	—	(131)
Transfers from “Goodwill”	1	—	1,856
Amortization	(647)	(518)	(396)

Balance at end of year	2,202	2,444	2,211

At 2007 year-end, the useful lives of certain intangible assets acquired during the year were revised, and the carrying amounts of these assets were adjusted on the basis of the estimated economic benefits that are expected to be obtained therefrom following the purchases described in Note 3.

18.	Prepayments and accrued income and Accrued expenses and deferred income

The breakdown of the balances of “Prepayments and accrued income” and “Accrued expenses and deferred income” is as follows:

	Thousands of Euros
	Assets			Liabilities
	2007	2006	2005	2007	2006	2005

Prepayments (*)	594,506	521,246	1,792,886	—	—	—
Accrued expenses	—	—	—	(2,444,509)	(2,197,921)	(2,012,861)
Other	1,154,687	1,060,597	1,176,333	(1,606,483)	(801,159)	(1,035,872)

	1,749,193	1,581,843	2,969,219	(4,050,992)	(2,999,080)	(3,048,733)

(*)	Of the amount for 2005, €1,160 million relate to Abbey’s insurance business.

19.	Other assets — Other and Other liabilities — Other

The breakdown of the balances of these items is as follows:

	Thousands of Euros
	Assets			Liabilities
	2007	2006	2005	2007	2006	2005

Transactions in transit	147,392	163,655	122,316	(150,609)	(311,283)	(469,211)
Net pension plan assets (Note 25)	239,392	223,851	54,693	—	—	—
Other	1,744,230	1,531,836	1,710,059	(2,328,848)	(3,147,457)	(1,043,697)

	2,131,014	1,919,342	1,887,068	(2,479,457)	(3,458,740)	(1,512,908)

20.	Deposits from central banks and Deposits from credit institutions

The breakdown, by classification, counterparty, type and currency, of the balances of these items is as follows:

	Thousands of Euros
	2007	2006	2005

Classification:
Financial liabilities held for trading	23,254,111	39,690,713	31,962,919
Other financial liabilities at fair value through profit or loss	12,207,579	—	—
Financial liabilities at amortized cost	77,434,333	73,345,224	116,659,488
Of which:
Deposits from central banks	28,748,079	16,529,557	22,431,194
Deposits from credit institutions	48,686,254	56,815,667	94,228,294

	112,896,023	113,035,937	148,622,407

Type:
Reciprocal accounts	562,619	411,314	190,885
Time deposits	71,226,437	63,589,635	47,224,471
Other demand accounts	2,466,370	2,225,037	7,383,695
Repurchase agreements	36,615,910	45,417,839	91,399,196
Central bank credit account drawdowns	2,008,927	1,348,815	2,369,406
Other financial liabilities associated with transferred financial assets	—	8,445	7,170
Hybrid financial liabilities	15,760	34,852	47,584

	112,896,023	113,035,937	148,622,407

Currency:
Euro	58,327,694	43,828,306	79,664,528
Pound sterling	14,947,746	24,543,241	26,488,413
US dollar	28,930,017	27,883,219	20,307,158
Other currencies	10,690,566	16,781,171	22,162,308

	112,896,023	113,035,937	148,622,407

Note 53 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

21.	Customer deposits
The breakdown, by classification, geographical area and type, of the balances of “Customer deposits” is as follows:

	Thousands of Euros
	2007	2006	2005

Classification:
Financial liabilities held for trading	27,992,480	16,572,444	14,038,543
Other financial liabilities at fair value through profit or loss	10,669,058	273,079	—
Financial liabilities at amortized cost	317,042,764	314,377,078	291,726,737

	355,704,302	331,222,601	305,765,280

Geographical area:
Spain	132,008,374	120,485,991	107,117,818
European Union (excluding Spain)	134,620,750	136,730,342	133,274,597
United States and Puerto Rico	17,888,682	7,512,963	7,578,598
Other OECD countries	189,548	79,117	106,151
Latin America	69,361,574	64,984,913	56,395,157
Rest of the world	1,635,374	1,429,275	1,292,959

	355,704,302	331,222,601	305,765,280

Type:
Demand deposits-
Current accounts	87,136,743	89,151,030	80,631,188
Savings accounts	90,727,525	93,717,633	90,471,827
Other demand deposits	3,593,720	2,025,095	1,747,720
Time deposits-
Fixed-term deposits	92,673,147	86,345,788	77,166,817
Home-purchase savings accounts	296,768	324,262	269,706
Discount deposits	9,933,139	7,132,341	16,128,577
Funds received under financial asset transfers	—	—	1
Hybrid financial liabilities	8,494,773	4,994,535	4,141,071
Other financial liabilities associated with transferred financial assets	—	—	20,346
Other time deposits	113,562	470,140	351,620
Notice deposits	283,301	45,849	33,713
Repurchase agreements	62,451,624	47,015,928	34,802,694

	355,704,302	331,222,601	305,765,280

Note 53 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

22.	Marketable debt securities
a)	Breakdown

The breakdown, by classification and type, of the balances of “Marketable debt securities” is as follows:

	Thousands of Euros
	2007	2006	2005

Classification:
Financial liabilities held for trading	17,090,935	17,522,108	19,821,087
Other financial liabilities at fair value through profit or loss	10,279,037	12,138,249	11,809,874
Financial liabilities at amortized cost	206,264,524	174,409,033	117,209,385

	233,634,496	204,069,390	148,840,346

Type:
Bonds and debentures outstanding	200,905,082	168,661,356	123,566,864
Notes and other securities	32,729,414	35,408,034	25,273,482

	233,634,496	204,069,390	148,840,346

At December 31, 2007, 2006 and 2005, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares (except for the Santander Securities (“Valores Santander”), which are described in Note 34-a).

At December 31, 2007, asset-backed securities amounted to €63,172 million. In 2007 asset-backed securities amounting to €28,520 million were issued, of which €15,924 million were issued by Abbey, €2,666 million by Fondo de Titulización de Activos Santander Empresas 3, €2,585 million by Santander Consumer Bank AG, €1,733 million by Hipototta No. 5 plc. and €1,659 million by Fondo de Titulización de Activos Santander Consumer Spain Auto 07 – 1.

Additionally, total mortgage bonds at December 31, 2007 amounted to €45,664 million. In 2007 the Bank and Banesto issued mortgage bonds (cédulas hipotecarias) amounting to €4,500 million and €1,750 million, respectively. The mortgage bonds outstanding in connection with these issues totaled €39,264 million at December 31, 2007.

At December 31, 2006, asset-backed securities amounted to €48,226 million (December 31, 2005: €27,997 million). In 2006 asset-backed securities amounting to €21,380 million were issued, of which €11,004 million were issued by Abbey, €4,374 million by the Bank and €1,769 million by Santander Consumer Bank AG.

Additionally, total mortgage bonds at December 31, 2006 amounted to €42,425 million. In 2006 the Bank and Banesto issued mortgage bonds (cédulas hipotecarias) amounting to €7,500 million and €3,000 million, respectively. The mortgage bonds outstanding in connection with these issues totaled €36,224 million at December 31, 2006 (December 31, 2005: €27,250 million).

Note 53 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates in each year.
b)	Bonds and debentures outstanding

The breakdown, by currency of issue, of the balance of this account is as follows:

				December 31, 2007
				Outstanding
				Issue Amount
				in Foreign	Annual
	Millions of Euros			Currency	Interest
Currency of Issue	2007	2006	2005	(Millions)	Rate (%)

Euro	132,031	112,622	78,499	132,032	4.39
US dollar	38,864	30,001	20,429	57,212	5.54
Pound sterling	23,154	21,128	19,274	16,980	6.24
Chilean peso	2,239	1,725	1,701	1,640,995	4.54
Other currencies	4,617	3,185	3,664	—	—

Balance at end of year	200,905	168,661	123,567

The changes in “Bonds and debentures outstanding” were as follows:

	Millions of Euros
	2007	2006	2005

Balance at beginning of year	168,661	123,567	83,021
Net inclusion of entities in the Group	36	1,895	—
Issues	122,530	76,956	52,670
Of which:
Banco Santander, S.A.-
Non-convertible debentures February and December — floating rate	—	4,374	—
Mortgage bonds — fixed rate	4,500	7,500	7,000
Banesto-
Mortgage bonds — fixed rate	1,708	3,000	4,000
Bonds	5,006	5,547	3,750
Santander International Debt, S.A., Sole-Shareholder Company-
Bonds — floating rate	10,059	11,709	10,169
Abbey-
Holmes Financing Series 10	—	5,581	—
Holmes Master Issuer plc	15,924	5,153	—
Holmes Financing Series 9	—	—	5,540
Bonds in pounds sterling	26,613	6,608	3,729
Bonds in other currencies	41,122	7,284	9,156
Santander US Debt, S.A., Sole-Shareholder Company-
Debentures — floating rate	2,038	3,785	5,086
Santander Consumer Bank AG-
Asset-backed securities	2,585	1,769	1,668
Banco Santander Totta, S.A.-
Asset-backed securities	890	3,808	736
FTA Santander Consumer Spain Auto 06-
Asset-backed securities	—	1,350	—
Redemptions	(85,674)	(30,510)	(14,269)
Of which:
Banco Santander, S.A.	(3,987)	(3,038)	(1,000)
Banesto	(2,358)	(2,037)	(2,000)
Santander Consumer Bank S.p.A.	(26)	(179)	(102)
Abbey	(70,535)	(21,210)	(7,503)
Exchange differences	(2,864)	(1,557)	958
Other changes	(1,748)	(1,690)	1,187

Balance at end of year	200,905	168,661	123,567

c)	Notes and other securities

These notes were basically issued by Banco Santander, S.A.; Abbey National North America LLC; Abbey National Treasury Services, plc; Abbey National, plc; Santander Central Hispano Finance (Delaware) Inc.; Banco Santander, S.A.; Institución de Banca Múltiple, Grupo Financiero Santander; Santander Consumer Finance, S.A.; Banco Santander Puerto Rico; Banesto and CB Extrobank.

23.	Subordinated liabilities
a)	Breakdown

The detail, by currency of issue, of the balance of “Subordinated liabilities” is as follows:

	Thousands of Euros			December 31, 2007
				Outstanding
				Issue
				Amount
				in Foreign	Annual
				Currency	Interest Rate
Currency of Issue	2007	2006	2005	(Millions)	(%)

Euro	19,224,529	16,309,049	14,706,164	19,224	5.15
US dollar	7,358,576	6,898,455	7,843,846	10,832	7.11
Pound sterling	6,918,511	5,631,867	5,761,408	5,073	7.10
Other currencies	2,168,563	1,583,450	452,038	—	—

Balance at end of year	35,670,179	30,422,821	28,763,456

Note 53 contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

b)	Changes

The changes in the balance of “Subordinated liabilities” were as follows:

	Millions of Euros
	2007	2006	2005

Balance at beginning of year	30,423	28,763	27,470
Net inclusion of entities in the Group	—	(459)	—
Of which:
Scottish Pensions Limited	—	(292)	—
Issues	8,330	5,881	2,507
Of which:
Santander Consumer Finance, S.A.
Banco do Estado de Sao Paulo, S.A. (Banespa)	—	995	420
Abbey	—	—	793
Santander Central Hispano Issuances, Limited	5,908	3,484	—
Santander Finance Capital, S.A., Sole-Shareholder Company	—	—	1,000
Santander Perpetual, S.A., Sole-Shareholder Company	1,019	—	—
Santander Finance Preferred, S.A., Sole-Shareholder Company	1,072	—	—
Redemptions	(2,340)	(2,265)	(2,410)
Of which:
Abbey	(944)	(763)	(551)
Santander Central Hispano Issuances, Limited	(1,188)	(1,369)	(1,189)
Exchange differences	(1,353)	(1,093)	659
Other changes	610	(404)	537

Balance at end of year	35,670	30,423	28,763

c)	Other information

For the purposes of payment priority preference shares are junior to all general creditors and to subordinated deposits. The payment of dividends on these shares, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

The other issues are subordinated and, therefore, rank junior to all general creditors of the issuers. The issues launched by Santander Central Hispano Issuances, Limited, Santander Central Hispano Financial Services, Limited, Santander Issuances, S.A., Sole-Shareholder Company, Santander Perpetual, S.A., Sole-Shareholder Company, Santander Finance Capital, S.A., Sole-Shareholder Company, and Santander Finance Preferred S.A., Sole-Shareholder Company, are guaranteed by the Bank or by restricted deposits arranged by the Bank for this purpose.

Except for those described in Note 34-a), at December 31, 2007 none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares. Abbey has a GBP 200 million subordinated debt issue which is convertible, at Abbey’s option, into preference shares of Abbey, at a price of GBP 1 per share. Banco Santander, S.A. Institución de Banca Múltiple, Grupo Financiero Santander has two USD 150 million issues of unguaranteed subordinated preference debentures that are voluntarily convertible into ordinary shares of Banco Santander, S.A. Institución de Banca Múltiple, Grupo Financiero Santander.

24.	Other financial assets and Other financial liabilities

The breakdown of the balances of these items is as follows:

	Thousands of Euros
	2007		2006		2005
	Other	Other	Other	Other	Other	Other
	Financial	Financial	Financial	Financial	Financial	Financial
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Declared dividends payable	—	—	—	—	—	(581,400)
Trade receivables (payables)	105,255	(3,350,422)	104,281	(3,070,870)	808,401	(2,907,828)
Clearing houses	1,872,444	(1,106,714)	760,839	(544,004)	913,953	(408,700)
Public agency revenue collection accounts	—	(2,040,547)	—	(2,031,137)	—	(1,758,574)
Factoring accounts payable	—	(326,107)	—	(284,331)	—	(169,627)
Bonds	5,582,063	(994,572)	3,478,722	(41,447)	2,639,426	(15,988)
Unsettled financial transactions	2,455,085	(2,994,299)	6,548,625	(1,978,120)	3,653,275	(1,369,389)
Other financial assets (liabilities)	2,336,185	(5,727,544)	2,182,878	(4,798,756)	1,614,388	(4,081,071)

	12,351,032	(16,540,205)	13,075,345	(12,748,665)	9,629,443	(11,292,577)

At December 31, 2007, 2006 and 2005, impairment losses amounted to €82,680 thousand, €111,957 thousand and €110,704 thousand, respectively (Note 10-c).
Note 53 contains a detail of the residual maturity periods of other financial assets and liabilities at each year-end.
25.	Provisions
a)	Breakdown

The breakdown of the balance of “Provisions” is as follows:

	Thousands of Euros
	2007	2006	2005

Provisions for pensions and similar obligations	11,819,748	14,014,305	14,172,961
Provisions for contingent liabilities and commitments (Note 2)	636,316	598,735	487,048
Of which: country risk	48,831	57,216	11,529
Other provisions	4,114,835	4,613,473	5,162,981

Total provisions	16,570,899	19,226,513	19,822,990

b)	Changes

The changes in “Provisions” were as follows:

	Millions of Euros
	2007				2006				2005
		Contingent				Contingent				Contingent
		Liabilities and	Other			Liabilities and	Other			Liabilities and	Other
	Pensions	Commitments	Provisions	Total	Pensions	Commitments	Provisions	Total	Pensions	Commitments	Provisions	Total

Balances at beginning of year	14,014	599	4,614	19,227	14,173	487	5,163	19,823	13,441	361	4,222	18,024
Net inclusion of entities in the Group	(2)	—	(35)	(37)	—	—	1	1	(1)	—	—	(1)
Additions charged to income:
Interest expense and similar charges (Note 39)	488	—	—	488	735	—	—	735	641	—	—	641
Personnel expenses (Note 49)	209	—	—	209	223	—	—	223	246	—	—	246
Additions to provisions	114	96	497	707	984	96	(1)	1,079	776	20	1,011	1,807
Other additions (Note 52)	317	—	—	317	—	—	—	—	—	—	—	—
Other additions arising from insurance contracts linked to pensions	(17)	—	—	(17)	(6)	—	—	(6)	(10)	—	—	(10)
Payments to pensioners and early retirees with a charge to internal provisions	(1,109)	—	—	(1,109)	(1,422)	—	—	(1,422)	(1,258)	—	—	(1,258)
Insurance premiums paid	(6)	—	—	(6)	(2)	—	—	(2)	(8)	—	—	(8)
Payments to external funds	(2,168)	—	—	(2,168)	(743)	—	—	(743)	(212)	—	—	(212)
Amount used	—	—	(921)	(921)	—	—	(982)	(982)	—	(9)	(560)	(569)
Transfers, exchange differences and other changes	(20)	(59)	(40)	(119)	72	16	433	521	558	115	491	1,164

Balances at end of year	11,820	636	4,115	16,571	14,014	599	4,614	19,227	14,173	487	5,164	19,823

c)	Provisions for pensions and similar obligations

The breakdown of the balance of “Provisions for pensions and similar obligations” is as follows:

	Millions of Euros
	2007	2006	2005

Provisions for post-employment plans — Spanish entities	5,723	5,647	5,657
Of which, defined benefit	5,626	5,647	5,657
Provisions for other similar obligations — Spanish entities	4,001	4,527	4,269
Of which: early retirements	3,950	4,481	4,215
Provisions for post-employment plans — Abbey	1,275	1,642	1,788
Provisions for post-employment plans and other similar obligations
— Other foreign subsidiaries	821	2,198	2,459

Provisions for pensions and similar obligations	11,820	14,014	14,173

i.	Spanish entities — Post-employment plans and other similar obligations

At each year-end, the Spanish consolidated entities had post-employment benefit obligations under defined benefit plans. At its meeting on December 17, 2007, the Bank’s Board of Directors approved the implementation of a defined contribution retirement plan for executives of the Bank. This plan recognizes an extraordinary contribution totaling €97 million for services rendered, and subsequent current contributions. On July 25, 2006, the Bank entered into an agreement with the employee representatives to promote a defined contribution plan aimed at all current personnel. Also, in 2007, 2006 and 2005 some of the consolidated entities offered certain of their employees the possibility of taking early retirement and, therefore, provisions were recognized in those years for the obligations to employees taking early retirement —in terms of salaries and other employee welfare costs— from the date of early retirement to the date of effective retirement.

At each year-end, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to €14 million in 2007, €13 million in 2006 and €2 million in 2005.

The amount of defined benefit obligations was determined by independent actuaries using the following actuarial techniques:
1.	Valuation method: projected unit credit method, which sees each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-Employment Plans			Other Similar Obligations
	2007	2006	2005	2007	2006	2005

Annual discount rate	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Mortality tables	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)
Cumulative annual CPI growth	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Annual salary increase rate	2.50% (2.9% in the case of Banesto)	2.50% (2.9% in the case of Banesto)	2.50% (2.9% in the case of Banesto)
Annual social security pension increase rate	1.5%	1.5%	1.5%	n/a	n/a	n/a
Annual benefit increase rate	n/a	n/a	n/a	0% to 1.5%	0% to 1.5%	0% to 1.5%

3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-Employment Plans			Other Similar Obligations
	2007	2006	2005	2007	2006	2005

Expected rate of return on plan assets	4.0%	4.0%	4.0%	—	—	—
Expected rate of return on reimbursement rights	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
The funding status of the defined benefit obligations is as follows:

	Millions of Euros
	Post-Employment Plans			Other Similar Obligations
	2007	2006	2005	2007	2006	2005

Present value of the obligations:
To current employees	1,259	1,215	1,207	—	—	—
Vested obligations to retired employees	4,876	4,958	4,942	—	—	—
To early retirees	—	—	—	3,950	4,481	4,215
Long-service bonuses and other obligations	—	—	—	50	46	54
Other	174	164	225	1	—	—

	6,309	6,337	6,374	4,001	4,527	4,269

Less:
Fair value of plan assets	192	203	211	—	—	—
Unrecognized actuarial (gains)/losses	487	482	506	—	—	—
Unrecognized past service cost	4	5	—	—	—	—

Provisions — Provisions for pensions	5,626	5,647	5,657	4,001	4,527	4,269

Of which:
Internal provisions for pensions	3,114	3,065	3,015	3,987	4,504	4,235
Insurance contracts linked to pensions (Note 14)	2,512	2,582	2,642	14	23	34
The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Millions of Euros
	Post-Employment Plans			Other Similar Obligations
	2007	2006	2005	2007	2006	2005

Current service cost	56	55	54	5	3	6
Interest cost	242	239	255	166	156	150
Expected return on plan assets	(8)	(8)	(9)	—	—	—
Expected return on insurance contracts linked to pensions	(102)	(103)	(105)	(1)	(1)	(2)
Extraordinary charges:
Actuarial (gains)/losses recognized in the year	6	8	13	13	16	14
Past service cost	58	151	35	—	—	—
Early retirement cost	2	(24)	(13)	39	799	671
Other	(16)	(21)	(38)	(22)	(10)	(2)

Total	238	297	192	201	963	837

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of Euros
	Post-Employment Plans			Other Similar Obligations
	2007	2006	2005	2007	2006	2005

Present value of the obligations at beginning of year	6,337	6,374	6,433	4,527	4,269	4,099
Net inclusion of entities in the Group	—	—	—	—	—	—
Current service cost	56	55	54	5	3	6
Interest cost	242	239	255	166	156	150
Early retirement cost	2	(24)	(13)	39	799	671
Effect of curtailment/settlement	(16)	(21)	(38)	(22)	(10)	(2)
Benefits paid	(350)	(415)	(324)	(729)	(708)	(673)
Past service cost	58	156	35	1	—	—
Actuarial (gains)/losses	(19)	(25)	(26)	13	16	14
Other	(1)	(2)	(2)	1	2	4

Present value of the obligations at end of year	6,309	6,337	6,374	4,001	4,527	4,269

The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:

Plan assets

	Millions of Euros
	Post-Employment Plans
	2007	2006	2005

Fair value of plan assets at beginning of year	203	211	212
Expected return on plan assets	8	8	9
Actuarial gains/(losses)	(12)	(4)	1
Contributions	6	2	8
Benefits paid	(13)	(14)	(19)

Fair value of plan assets at end of year	192	203	211

Insurance contracts linked to pensions

	Millions of Euros
	Post-Employment Plans			Other Similar Obligations
	2007	2006	2005	2007	2006	2005

Fair value of insurance contracts linked to pensions at beginning of year	2,582	2,642	2,703	23	34	51
Expected return on insurance contracts (Note 38)	102	103	105	1	1	2
Actuarial gains/(losses)	(17)	(6)	(10)	—	—	—
Premiums paid	12	11	12	—	—	—
Benefits paid	(165)	(168)	(168)	(10)	(12)	(19)
Exchange differences	(2)	—	—	—	—	—

Fair value of insurance contracts linked to pensions at beginning of year	2,512	2,582	2,642	14	23	34

In 2008 the Group expects to make contributions in Spain to fund its defined benefit pension obligations for amounts similar to those made in 2007.

The plan assets and the insurance contracts linked to pensions are instrumented through insurance policies.

The following table shows the estimated benefits payable at December 31, 2007 for the next ten years:

Millions
of Euros

2008	1,026
2009	969
2010	908
2011	844
2012	788
2013 to 2017	2,941

7,476

ii.	Abbey

At the end of each of the last three years, Abbey had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to €10 million in 2007, €5 million in 2006 and €6 million in 2005.

The amount of the defined benefit obligations was determined by independent actuaries using the following actuarial techniques:
1.	Valuation method: projected unit credit method, which sees each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2007	2006	2005

Annual discount rate	5.30%	5.20%	4.85%
Mortality tables	PA92MC C2006	PA92MC C2006	PA92MC C2005
Cumulative annual CPI growth	3.0%	3.0%	2.8%
Annual salary increase rate	4.0%	4.0%	4.3%
Annual pension increase rate	3.0%	3.0%	2.8%
The funding status of the defined benefit obligations is as follows:

	Millions of Euros
	2007	2006	2005

Present value of the obligations	6,248	6,350	6,337

Less:
Fair value of plan assets	4,913	4,810	4,326
Unrecognized actuarial (gains)/losses	60	(102)	223
Unrecognized past service cost	—	—	—

Provisions — Provisions for pensions	1,275	1,642	1,788

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Millions of Euros
	2007	2006	2005

Current service cost	97	119	131
Interest cost	322	309	294
Expected return on plan assets	(284)	(263)	(240)
Extraordinary charges:
Actuarial gains/losses recognized in the year	(1)	—	—
Past service cost	—	—	—
Early retirement cost	—	3	—

Total	134	168	185

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of Euros
	2007	2006	2005

Present value of the obligations at beginning of year	6,350	6,337	5,232
Net inclusion of entities in the Group	—	—	—
Current service cost	97	119	131
Interest cost	322	309	294
Early retirement cost	—	3	—
Benefits paid	(175)	(178)	(102)
Actuarial (gains)/losses	200	(342)	570
Exchange differences and other items	(546)	102	212

Present value of the obligations at end of year	6,248	6,350	6,337

The changes in the fair value of the plan assets were as follows:

	Millions of Euros
	2007	2006	2005

Fair value of plan assets at beginning of year	4,810	4,326	3,504
Net inclusion of entities in the Group	—	—	—
Expected return on plan assets	284	263	240
Actuarial gains/losses	45	(13)	347
Contributions	387	303	238
Benefits paid	(175)	(178)	(102)
Exchange differences	(438)	109	99

Fair value of plan assets at end of year	4,913	4,810	4,326

Through Abbey, the Group expects to make contributions in 2008 to fund these defined benefit pension obligations for amounts similar to those made in 2007.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2007	2006	2005

Equity instruments	46%	46%	51%
Debt instruments	52%	51%	48%
Other	1%	3%	1%
The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.

The following table shows the estimated benefits payable at December 31, 2007 for the next ten years:

Millions
of Euros

2008	174
2009	187
2010	202
2011	217
2012	233
2013 to 2017	1,466

2,479

iii.	Other foreign subsidiaries
Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.

At December 31, 2007, 2006 and 2005, these entities had defined contribution and defined benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to €23 million in 2007, €19 million in 2006 and €13 million in 2005.

The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.

The funding status of the obligations similar to post-employment benefits is as follows:

	Millions of Euros
	2007	2006	2005

Present value of the obligations	7,264	6,198	5,481

Less:
Fair value of plan assets	6,725	3,917	2,523
Unrecognized actuarial (gains)/losses	134	517	760
Unrecognized past service cost	—	—	2

21. Provisions — Provisions for pensions	405	1,764	2,196

Of which:
Internal provisions for pensions	821	2,198	2,459
Net assets for pensions	(239)	(224)	(55)
Unrecognized net assets for pensions	(177)	(210)	(208)

In January 2007 Banco do Estado de Sao Paulo, S.A.- Banespa (which merged with Banco Santander Banespa, S.A. on August 31, 2006) externalized a portion of the pension obligations to employees for which it still recognized an internal provision and for this purpose arranged an external plan or fund managed by Banesprev. As a result of this externalization, the related assets and liabilities were transferred to Banesprev, and “Provisions — Provisions for Pensions and Similar Obligations” at December 31, 2007 included the present value of the aforementioned obligations, net of the fair value of the related plan assets and the net unrecognized cumulative actuarial gains and/or losses.

The amounts recognized in the consolidated income statement in relation to these obligations are as follows:

	Millions of Euros
	2007	2006	2005

Current service cost	51	46	54
Interest cost	608	574	413
Expected return on plan assets	(559)	(271)	(222)
Extraordinary charges:
Actuarial gains/losses recognized in the year	22	93	35
Past service cost	—	29	—
Early retirement cost	16	72	62
Other	216	(132)	—

Total	354	411	342

The changes in the present value of the accrued obligations were as follows:

	Millions of Euros
	2007	2006	2005

Present value of the obligations at beginning of year	6,198	5,481	4,092
Current service cost	51	46	54
Interest cost	608	574	413
Early retirement cost	16	72	62
Effect of curtailment/settlement	(4)	(132)	—
Benefits paid	(492)	(513)	(423)
Past service cost	—	27	2
Actuarial (gains)/losses	707	72	455
Exchange differences and other items	180	571	826

Present value of the obligations at end of year	7,264	6,198	5,481

The changes in the fair value of the plan assets were as follows:

	Millions of Euros
	2007	2006	2005

Fair value of plan assets at beginning of year	3,917	2,523	1,962
Expected return on plan assets	559	271	222
Actuarial gains/(losses)	586	12	9
Contributions	1,863	461	168
Benefits paid	(452)	(199)	(165)
Exchange differences and other items	252	849	327

Fair value of plan assets at end of year	6,725	3,917	2,523

In 2008 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2007.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2007	2006	2005

Equity instruments	27%	27%	28%
Debt instruments	66%	61%	64%
Properties	2%	3%	4%
Other	5%	8%	4%
The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.

The following table shows the estimated benefits payable at December 31, 2007 for the next ten years:

Millions
of Euros

2008	441
2009	455
2010	471
2011	488
2012	507
2013 to 2017	2,799

5,159

d)	Other provisions

The balance of “Provisions — Other provisions”, which includes, inter alia, provisions for restructuring costs and tax and legal litigation, was estimated using prudent calculation procedures in keeping with the uncertainty inherent in the obligations covered. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation; in certain cases, these obligations have no fixed settlement period and, in other cases, are based on litigation in progress.

The breakdown of the balance of “Provisions — Other provisions” is as follows:

	Millions of Euros
	2007	2006	2005

Provisions for contingencies and commitments in operating units:
Recognized by Spanish companies	814	892	937
Of which:
Bank	326	400	376
Banesto	197	249	331
Recognized by other EU companies	886	1,230	1,876
Of which: Abbey	584	931	1,458
Recognized by other companies	2,415	2,492	2,350
Of which:
Brazil	1,989	1,795	1,318
Mexico	159	193	233

	4,115	4,614	5,163

e)	Litigation
i.	Tax litigation
At December 31, 2007, the main tax litigation concerning the Group was as follows:
•
The “Mandado de Segurança” filed by Banco Santander Banespa, S.A. claiming its right to pay the Brazilian social contribution tax on net income at a rate of 8%. On January 14, 2008, an unfavorable judgment was handed down by the Federal Regional Court, against which the directors of Banco Santander S.A. (Brazil) intend to file an appeal at a higher court.

•
The “Mandado de Segurança” filed by Banco Santander Banespa, S.A. claiming its right to consider the social contribution tax on net income as deductible in the calculation of Brazilian corporation tax. This action was declared unwarranted and an appeal was filed at the Federal Regional Court, requesting to have the claimability of the tax credit stayed and obtaining permission to deposit with the courts the disputed amounts. On October 1, 2007, an unfavorable judgment was handed down by the Federal Regional Court, which was appealed against by Banco Santander S.A. (Brazil) through the presentation of “Embargos de Declaraçao” on October 8, 2007. A decision has not yet been handed down by the Court.

•
The “Mandado de Segurança” filed by Banco Santander, S.A. and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. The “Mandado de Segurança” was declared unwarranted and an appeal was filed at the Federal Regional Court. On September 13, 2007, this Court handed down a favorable judgment. Unión Federal has filed an appeal against this judgment at a higher court.

•
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

At December 31, 2007, other less significant tax litigation was in progress.

ii.	Legal litigation
At December 31, 2007, the main legal litigation concerning the Group was as follows:
•	Misselling: claims associated with the sale by Abbey of certain financial products to its customers.

The provisions recorded by Abbey in this connection were calculated on the basis of the best estimate of the number of claims that will be received, of the percentage of claims that will be upheld and of the related amounts.

•
LANETRO, S.A.: claim (ordinary lawsuit no. 558/2002) filed by LANETRO, S.A. against Banco Santander, S.A. at Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to €30.05 million of a capital increase at the plaintiff.

On December 16, 2003, a judgment was handed down dismissing the plaintiff’s request. The subsequent appeal filed by LANETRO was upheld by a decision of the Madrid Provincial Appellate Court on October 27, 2006.

The Bank has filed extraordinary appeals on grounds of procedural infringements and an extraordinary cassation appeal against the aforementioned decision.

•
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

The judgments handed down at first and second instance were in the Bank’s favor. The cassation appeal filed by Galesa at the Supreme Court was upheld by virtue of a decision on November 24, 2004 which ordered the reversal of the legal foreclosure proceeding to before the date on which the auctions were held. On June 8, 2006, Galesa filed a claim for the enforcement of the decision handed down by the Supreme Court, requesting that the Bank be ordered to pay €56 million, the estimated value of the properties, plus a further €33 million for loss of profit. The Bank challenged this claim on the grounds that the Supreme Court decision could not be enforced —since no order had been pronounced against the Bank, but rather a proceeding had merely been annulled— and it also argued that the damages requested would have to be ruled upon by an express court decision, which had not been pronounced.

The Elche Court of First Instance, by virtue of an order dated September 18, 2006, found in favor of the Bank, and referred the plaintiff to the appropriate ordinary proceeding for the valuation of the aforementioned damages.

Galesa filed an appeal for reconsideration, which was dismissed by a resolution on 11 November 2006. Galesa lodged an appeal against this resolution at the Alicante Provincial Appellate Court. This appeal was in turn contested by the Bank and a favorable judgment was handed down.

•
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

On July 30, 2007, the Madrid Provincial Appellate Court handed down a decision upholding in full the appeal filed by the Bank, revoking the ruling issued at first instance and dismissing the appeal lodged by Inversión Hogar, S.A. Inversión Hogar, S.A. has announced that, on completion of the clarification procedure, it will file a cassation appeal against the aforementioned decision at the Civil Chamber of the Supreme Court.

•
Complaint in an ordinary proceeding filed by Inés Arias Domínguez and a further 17 persons against Santander Investment, S.A. at Madrid Court of First Instance no. 13 (case no. 928/2007), seeking damages of approximately €43 million, plus interest and costs. The plaintiffs, who are former shareholders of Yesocentro S.A. (Yesos y Prefabricados del Centro, S.A.) allege that Santander Investment, S.A. breached the advisory services agreement entered into on October 19, 1989 between the former Banco Santander de Negocios, S.A. and the plaintiffs, the purpose of which was the sale of shares owned by the plaintiffs to another company called Invercámara, S.A.

This complaint was duly contested by Santander Investment, S.A. on November 5, 2007. The parties are currently awaiting notification of the hearing to be held prior to the court proceeding.
At December 31, 2007, other less significant legal litigation was in progress.
* * * * *

At the end of each of the last three years, the Group had recorded provisions that reasonably cover any contingencies that might arise from the aforementioned tax and legal litigation.

Following is a description of the developmemts in 2007 in the litigation against Casa de Bolsa Santander, S.A. de C.V. Grupo Financiero Santander (Casa de Bolsa):
•
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

Following this judgment, the amount owed was paid in full and there are currently no claims outstanding in this connection.
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

The changes in the balance of “Equity having the substance of a financial liability” were as follows:

	Thousands of Euros
	2007	2006	2005

Balance at beginning of year	668,328	1,308,847	2,124,222
Redemptions	(94,912)	(472,925)	(944,968)
Of which:
Totta & Açores Financing, Limited	—	(118,483)	—
Abbey National, plc	—	(354,442)	—
BSCH Finance, Ltd.	—	—	(754,774)
BCH Capital, Ltd.	—	—	(190,194)
Pinto Totta Internacional Finance, Limited	(94,912)	—	—
Exchange differences and other changes	(50,858)	(167,594)	129,593

Balance at end of year	522,558	668,328	1,308,847

The detail of the issuers and of the most significant terms and conditions of the issues is as follows:

	Millions of Euros
	2007		2006		2005		Annual
	Equivalent	Foreign	Equivalent	Foreign	Equivalent	Foreign	Interest	Redemption
Issuer and Currency of Issue	Euro Value	Currency	Euro Value	Currency	Euro Value	Currency	Rate (%)	Option (1)

Banesto Holdings Ltd. (US dollar)	53	77	59	77	66	77	10.50%	30/06/12
Totta & Açores Financing, Limited (US dollar)	—	—	—	—	127	150	—	—
Pinto Totta International Finance, Limited (US dollar)	—	—	95	125	212	250	—	—
Abbey (US dollar)	—	—	—	—	381	450	—	—
Abbey (Pound sterling)	443	325	484	325	474	325	8.63% to 10.38%	No option
Valuation adjustments	27	—	30	—	49	—	—	—

Balance at end of year	523		668		1,309

(1)	From these dates, the issuer can redeem the shares, subject to prior authorization by the national supervisor.

27.	Tax matters
a)	Consolidated Tax Group

Pursuant to current legislation, the consolidated tax group includes Banco Santander , S.A. (as the Parent) and the Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups (as the controlled entities).

The other Group banks and companies file income tax returns in accordance with the tax regulations applicable in each country.

b)	Years open for review by the tax authorities

At December 31, 2007, the consolidated tax group had, in addition to the two years mentioned below, 2003, 2004, 2005, 2006 and 2007 open for review in relation to the main taxes applicable to it.

The other consolidated entities have the corresponding years open for review, pursuant to their respective tax regulations.

The tax audit of 2001 and 2002 for the main taxes applicable to the consolidated tax group was completed in March 2007. Most of the tax assessments issued were signed on a contested basis.

In 2007 there were no significant developments in connection with the tax disputes at the different instances, which were pending resolution at December 31, 2006.

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

c)	Reconciliation

The reconciliation of the corporation tax expense calculated at the standard tax rate to the income tax expense recognized is as follows:

	Millions of Euros
	2007	2006	2005

Consolidated profit before tax:
From continuing operations	11,175	8,995	7,661
From discontinued operations	973	1,840	480

	12,148	10,835	8,141

Corporation tax at 32.5% (*)	3,948	3,792	2,849
Decreases due to permanent differences	(1,062)	(1,022)	(981)
Of which:
Due to effect of different tax rates	(851)	(1,364)	(627)
Due to effect on deferred taxes of change in Spanish tax rate	—	491	-

Income tax of Group companies, per local books	2,886	2,770	1,868

Net increases (decreases) due to other permanent differences	(577)	(568)	(539)
Other, net	204	388	62

Current income tax	2,513	2,590	1,391

Of which:
Ordinary activities	2,336	2,255	1,242
Discontinued operations	177	335	149
Of which:
Current tax	2,805	2,003	837
Deferred taxes	(292)	587	554
Taxes paid in the year	3,181	949	1,036

(*)	35% for 2006 and 2005.

The effective tax rate is as follows:

	Millions of Euros
	2007	2006	2005

Consolidated tax group	5,043	4,212	3,281
Other Spanish entities	50	1,518	389
Foreign entities	7,055	5,105	4,471

	12,148	10,835	8,141

Income tax	2,513	2,590	1,391

Effective tax rate	20.69%	23.90%	17.09%

d)	Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Group recognized the following amounts in consolidated equity:

	Millions of Euros
	2007	2006	2005

Tax charged to equity	(497)	(418)	(438)
Measurement of available-for-sale fixed-income securities	(104)	(276)	(184)
Measurement of available-for-sale equity securities	(393)	(99)	(230)
Measurement of cash flow hedges	—	(43)	(24)

Tax credited to equity	20	—	—
Measurement of cash flow hedges	20	—	—

Total	(477)	(418)	(438)

e)	Deferred taxes

The balance of “Tax assets” in the consolidated balance sheets includes debit balances with the tax authorities relating to deferred tax assets. The balance of “Tax liabilities” includes the liability for the Group’s various deferred tax liabilities.

The detail of the balances of “Deferred tax assets” and “Deferred tax liabilities” is as follows:

	Millions of Euros
	2007	2006	2005

Deferred tax assets	10,853	9,156	8,909
Of which:
Banespa	1,905	1,577	1,201
Abbey	1,257	1,517	1,390
Early retirements	1,167	1,482	1,286
Other pensions	1,167	966	1,225
Prepaid taxes- Investments	965	—	—
Deferred tax liabilities	3,744	3,778	2,767
Of which:
Abbey	741	799	957
Banespa	253	149	33
Banco Santander, S.A. Institución de Banca Múltiple Grupo Financiero Santander	101	159	6
Santander Consumer Bank Aktiengesellschaft	104	104	83
Valuation adjustments	534	425	560

The changes in the balances of “Deferred tax assets” and “Deferred tax liabilities” were as follows:

	Millions of Euros
			Foreign
			Currency	Charge/Credit
			Balance	to Asset
	Balances at		Translation	and Liability	Acquisitions	Balances at
	December 31,	(Charge)/Credit	Differences and	Revaluation	for the Year	December 31,
	2005	to Income	Other Items	Reserve	(Net)	2006

Deferred tax assets	8,909	148	225	(22)	(104)	9,156
Deferred tax liabilities	(2,767)	(735)	(252)	112	(136)	(3,778)

Total	6,142	(587)	(27)	90	(240)	5,378

	Millions of Euros
			Foreign
			Currency	Charge/Credit
			Balance	to Asset
	Balances at		Translation	and Liability		Acquisitions	Balances at
	December 31,	(Charge)/Credit	Differences and	Revaluation	Prepaid	for the Year	December 31,
	2006	to Income	Other Items	Reserve	Taxes	(Net)	2007

Deferred tax assets	9,156	419	230	110	965	(27)	10,853
Deferred tax liabilities	(3,778)	(127)	252	(128)	—	37	(3,744)

Total	5,378	292	482	(18)	965	10	7,109

f)	Other information

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

a)	Breakdown

The detail, by Group company, of the balance of “Equity — Minority interests” is as follows:

	Thousands of Euros
	2007	2006	2005

Grupo Financiero Santander, S.A. de C.V.	649,291	657,013	609,728
Banesto	476,152	303,889	767,833
Banco Santander Chile	241,726	234,726	146,192
Brazil Group	56,062	45,161	44,275
Santander BanCorp	30,701	31,311	29,539
Other companies	328,445	298,837	720,990

	1,782,377	1,570,937	2,318,557

Profit for the year attributed to minority interests	575,892	649,806	529,666

Of which:
Banesto Group	81,467	260,591	149,143
Grupo Financiero Santander, S.A. de C.V.	281,186	166,103	139,885
Banco Santander Chile	138,781	84,640	58,153
Somaen-Dos, S.L.	—	77,177	138,919
Brazil Group	7,005	10,568	11,559
Santander BanCorp	1,626	3,053	6,680

	2,358,269	2,220,743	2,848,223

b)	Changes

The changes in the balance of “Minority interests” are summarized as follows:

	Millions of Euros
	2007	2006	2005

Balance at beginning of year	2,221	2,848	2,085
(Net) inclusion of companies in the Group and changes in scope of consolidation	(9)	(1,050)	34
Change in proportion of ownership interest	(117)	72	(1)
Valuation adjustments	(57)	15	49
Dividends paid to minority interests	(360)	(160)	(137)
Changes in share capital	220	(29)	(25)
Exchange differences and other items	(116)	(125)	313
Profit for the year attributed to minority interests	576	650	530

Balance at end of year	2,358	2,221	2,848

29.	Valuation adjustments

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

“Valuation adjustments” include the following items:
a)	Available-for-sale financial assets
This item includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets.
The changes in this item were as follows:

	Thousands of Euros
	2007	2006	2005

Balance at beginning of year	2,283,323	1,941,690	1,936,818
Revaluation gains	825,812	1,663,713	911,814
Income tax	(107,043)	(144,772)	(23,468)
Amounts transferred to income	(1,583,126)	(1,177,308)	(883,474)

Balance at end of year	1,418,966	2,283,323	1,941,690

Of which:
Fixed-income	157,698	594,719	407,084
Equities	1,261,268	1,688,604	1,534,606
b)	Cash flow hedges

This item includes the net amount of changes in the value of financial derivatives designated as hedging instruments in cash flow hedges, for the portion of these changes considered as effective hedges (Note 11).

The changes in this item were as follows:

	Thousands of Euros
	2007	2006	2005

Balance at beginning of year	49,252	70,406	(1,787)
Valuation gains/(losses)	(156,313)	9,087	83,216
Income tax	62,633	(30,241)	(11,023)
Amounts transferred to income	(14,227)	—	—

Balance at end of year	(58,655)	49,252	70,406

Of which:
Spain	(53,294)	(54,498)	43,709
Mexico	16,863	83,608	17,439
Italy	20,393	17,825	—
United States	(36,987)	—	—
Other countries	(5,630)	2,317	9,258

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

The changes in these two items were as follows:

	Thousands of Euros
	2007	2006	2005

Balance at beginning of year	538,182	1,065,000	(157,467)
Revaluation gains (losses)	(1,236,453)	(529,982)	1,388,998
Amounts transferred to income	59,996	3,164	(166,531)

Balance at end of year	(638,275)	538,182	1,065,000

Of which:
Arising on consolidation:
Subsidiaries:	(663,779)	549,211	1,061,515
Brazil Group	696,462	456,412	544,228
Chile Group	(130,186)	(40,677)	178,260
Mexico Group	(508,264)	(217,746)	87,093
Abbey Group	(562,990)	490,771	264,769
Other	(158,801)	(139,549)	(12,835)
Associates (Note 13)	25,504	(11,029)	3,485

30.	Shareholders’ equity

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

The changes in “Shareholders’ equity” were as follows:

	Thousands of Euros
				Reserves of
				Entities
				Accounted			Profit
				for Using	Other		Attributed
	Share	Share	Accumulated	the Equity	Equity	Treasury	to the	Dividends and
	Capital	Premium	Reserves	Method	Instruments	Shares	Group	Remuneration	Total

Balances at January 1, 2005	3,127,148	20,370,128	6,256,632	621,195	93,567	(126,500)	3,605,870	(1,310,662)	32,637,378
Profit attributable to the Group for the year	—	—	—	—	—	—	6,220,104	—	6,220,104
Appropriation of profit for the year	—	—	3,279,608	326,262	—	—	(3,605,870)	—	—
Dividends/Remuneration	—	—	(1,721,691)	(115,582)	—	—	—	(433,537)	(2,270,810)
Issues (reductions)	—	—	(2,531)	—	—	—	—	—	(2,531)
Purchase and sale of own equity instruments	—	—	26,421	—	—	73,432	—	—	99,853
Payments with equity instruments	—	—	—	—	19,167	—	—	—	19,167
Transfers	—	—	267,052	(243,462)	(23,590)	—	—	—	—
Other	—	—	(5,351)	15,236	(11,666)	—	—	—	(1,781)

Balances at December 31, 2005	3,127,148	20,370,128	8,100,140	603,649	77,478	(53,068)	6,220,104	(1,744,199)	36,701,380

Profit attributable to the Group for the year	—	—	—	—	—	—	7,595,947	—	7,595,947
Appropriation of profit for the year	—	—	5,828,922	391,182	—	—	(6,220,104)	—	—
Dividends/Remuneration	—	—	(2,495,742)	(109,173)	—	—	—	406,981	(2,197,934)
Issues (reductions)	—	—	(4,163)	—	—	—	—	—	(4,163)
Purchase and sale of own equity instruments	—	—	9,627	—	—	(73,733)	—	—	(64,106)
Payments with equity instruments	—	—	—	—	19,167	—	—	—	19,167
Transfers	—	—	79,346	(44,369)	(34,977)	—	—	—	—
Other	—	—	(26,460)	(43,479)	450	—	—	—	(69,489)

Balances at December 31, 2006	3,127,148	20,370,128	11,491,670	797,810	62,118	(126,801)	7,595,947	(1,337,218)	41,980,802

Profit attributable to the Group for the year	—	—	—	—	—	—	9,060,258	—	9,060,258
Appropriation of profit for the year	—	—	7,169,330	426,617	—	—	(7,595,947)	—	—
Dividends/Remuneration	—	—	(3,117,057)	(139,086)	—	—	—	(200,589)	(3,456,732)
Issues (reductions)	—	—	(1,704)	—	7,000,000	—	—	—	6,998,296
Purchase and sale of own equity instruments	—	—	4,575	—	—	126,609	—	—	131,184
Payments with equity instruments	—	—	—	—	48,548	—	—	—	48,548
Transfers	—	—	207,364	(195,246)	(12,118)	—	—	—	—
Other	—	—	(278,185)	5,342	(11,667)	—	—	—	(284,510)

Balances at December 31, 2007	3,127,148	20,370,128	15,475,993	895,437	7,086,881	(192)	9,060,258	(1,537,807)	54,477,846

Parent	3,127,148	20,370,128	7,696,864	—	7,078,622	—	4,070,247	(1,537,807)	40,805,202
Subsidiaries	—	—	7,687,422	—	8,259	(192)	4,501,609	—	12,197,098
Jointly controlled entities	—	—	91,707	—	—	—	46,945	—	138,652
Associates	—	—	—	895,437	—	—	441,457	—	1,336,894
31.	Issued capital
a)	Changes

At the end of each of the last three years, the share capital consisted of 6,254,296,579 shares and amounted to €3,127,148,290.

The Bank’s shares are listed on the computerized trading system of the Spanish stock exchanges and on the New York, London, Milan, Lisbon, Buenos Aires and Mexico stock exchanges, and all of them have the same features and rights. At December 31, 2007, the only shareholders with an ownership interest in the Bank’s share capital of over 3% were Chase Nominees Ltd. (with a 10.80% holding), State Street Bank & Trust (with an 8.13% holding) and EC Nominees Ltd. (with a 5.85% holding).

b)	Other considerations

At December 31, 2006, the additional share capital authorized by the shareholders at the Annual General Meeting of the Bank amounted to €1,564 million.

The shareholders at the Annual General Meeting on June 23, 2007 resolved to increase capital by €375 million, and fully empowered the Board of Directors to set and establish, within a period of one year, the terms and conditions for this capital increase in all matters not already provided for by the Annual General Meeting. In exercising these powers, the Board of Directors must determine whether the capital increase is to be performed through the issuance of new shares or by increasing the par value of the shares outstanding.

Also, the aforementioned Annual General Meeting authorized the Bank’s Board of Directors to issue fixed-income securities for up to a maximum amount of €35,000 million (or the equivalent amount in another currency) by any lawful means. The shareholders at the Annual General Meeting on June 21, 2003 authorized the Board to issue fixed-income securities, convertible into new shares or exchangeable for outstanding shares, for up to €4,000 million over a five-year period, and empowered the Bank’s Board of Directors to increase capital by the required amount to cater for the requests for conversion. Of the aforementioned amount, €2,000 million are still available for issue.

At December 31, 2007, the shares of the following companies were listed on official stock markets: Banco Río, S.A.; Banco de Venezuela, S.A.; Banco Universal; Banco Santander Colombia, S.A.; Santander BanCorp (Puerto Rico); Grupo Financiero Santander, S.A. de C.V.; Banco Santander Chile; Cartera Mobiliaria, S.A., S.I.C.A.V.; Inversiones Tesoreras, S.I.C.A.V., S.A.; Santander Chile Holding, S.A.; Inmuebles B de V 1985 C.A.; Banco Santander, S.A. (Brazil); Banco Español de Crédito, S.A.; Portada, S.A. and Capital Variable S.I.C.A.V., S.A.

At December 31, 2007, the number of Bank shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) was 31,899,321, which represented 0.51% of the Bank’s share capital. In addition, the number of Bank shares owned by third parties and received as security was 14,767,478 (equal to 0.236% of the Bank’s share capital).

At December 31, 2007, the capital increases in progress at Group companies and the additional capital authorized by their shareholders at the respective Annual General Meetings were not material at Group level.

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

b)	Breakdown

The breakdown of the balances of these reserve accounts is as follows:

	Thousands of Euros
	2007	2006	2005

Accumulated reserves:
Restricted reserves-
Legal reserve	625,430	625,430	625,430
Reserve for treasury shares	218,603	378,700	173,103
Revaluation reserve Royal Decree-Law 7/1996	42,666	42,666	42,666
Reserve for retired capital	10,610	10,610	—
Voluntary reserves (*)	3,668,316	3,711,534	3,791,677
Consolidation reserves attributed to the Bank	3,131,239	1,831,093	992,066
Reserves at subsidiaries	7,779,129	4,891,637	2,475,198

	15,475,993	11,491,670	8,100,140

Reserves of entities accounted for using the equity method:
Associates	895,437	797,810	603,649

Of which:
Cepsa	734,719	662,172	469,763
Attijariwafa Bank	126,626	111,701	102,692

	16,371,430	12,289,480	8,703,789

(*)
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
iii.	Revaluation reserve Royal Decree Law 7/1996, of 7 June
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

iv.	Reserves at subsidiaries and jointly controlled entities
The detail, by company, of the balance of “Reserves at subsidiaries”, based on the subsidiaries’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

	Millions of Euros
	2007	2006	2005

Banco Español de Crédito, S.A. (Banesto) (Consolidated Group)	3,319	2,312	1,809
Banco Santander, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (Consolidated Group)	1,819	1,336	998
Abbey Group	1,419	742	—
Banespa (Consolidated Group)	1,036	976	927
Banco Santander Totta, S.A. (Consolidated Group)	939	784	642
Banco Santander Chile (Consolidated Group)	589	473	215
Banco de Venezuela, S.A., Banco Universal (Consolidated Group)	502	402	272
Grupo Santander Consumer Finance, S.A.	323	304	302
Cartera Mobiliaria, S.A., S.I.C.A.V.	298	281	241
Santander Investment, S.A.	181	167	129
Banco Santander International (United States)	178	156	138
Banco Santander (Suisse), S.A.	139	110	90
BSN — Banco Santander de Negocios Portugal, S.A.	78	63	44
Banco Santander Río, S.A.	(525)	(587)	(379)
Exchange differences	(3,167)	(3,167)	(3,167)
Consolidation adjustments and other companies	652	540	214

Total	7,779	4,892	2,475

Of which: restricted	925	740	556

34.	Other equity instruments and Treasury shares
a)	Other equity instruments

“Other equity instruments” includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognized in other “Shareholders’ equity” items.

Valores Santander

In 2007, in order to partially finance the takeover bid launched on ABN AMRO (Note 3), Santander Emisora 150, S.A.U. issued securities mandatorily convertible into newly-issued ordinary shares of the Bank (“Valores Santander") amounting to €7,000 million. These securities can be voluntarily exchanged for Bank shares on 4 October 2008, 2009, 2010 and 2011, and must be mandatorily exchanged on October 4, 2012.

The reference price of the Bank’s share for conversion purposes was set at €16.04 per share, and the conversion ratio of the bonds –i.e. the number of Bank shares corresponding to each Valor Santander for conversion purposes– is 311.76 shares for each Valor Santander. The nominal interest rate on these securities is 7.30% until October 4, 2008 and Euribor plus 2.75% thereafter until the securities are exchanged for shares.

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

The shareholders at the Bank’s Annual General Meeting on June 23, 2007 set the maximum number of Bank shares that the Bank and/or any Group subsidiary are authorized to acquire at 5% of the fully paid share capital amount, at a minimum share price which cannot be lower than par value and a maximum share price of up to 3% higher than the quoted price on the computerized trading system of the Spanish stock exchanges at the date of acquisition.

The Bank shares owned by the consolidated companies accounted for less than 0.01% of issued capital (also less than 0.01% including derivatives on own equity instruments) at December 31, 2007 (December 31, 2006: 0.15%; December 31, 2005: 0.08%).

The average purchase price of the Bank’s shares in 2007 was €13.86 per share and the average selling price was €13.86 per share.

The effect on equity arising from transactions involving Bank shares (gains of €5 million in 2007, gains of €10 million in 2006 and gains of €26 million in 2005) was recognized in equity.
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
The breakdown of “Financial guarantees” is as follows:

	Millions of Euros
	2007	2006	2005

Bank guarantees and other indemnities provided	69,805	52,697	44,251
Credit derivatives sold	708	478	180
Irrevocable documentary credits	5,803	5,029	3,767
Other financial guarantees	—	1	2

	76,316	58,205	48,200

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
iii.	Other contingent liabilities
This item includes the amount of any contingent liability not included in other items.

b)	Contingent commitments

“Contingent commitments” includes those irrevocable commitments that could give rise to the recognition of financial assets.
The breakdown of “Contingent commitments” is as follows:

	Millions of Euros
	2007	2006	2005

Drawable by third parties	102,216	91,690	77,678
Financial asset forward purchase commitments	1,440	1,449	991
Regular way financial asset purchase contracts	4,181	3,202	9,886
Securities subscribed but not paid	107	83	196
Securities placement and underwriting commitments	33	3	16
Documents delivered to clearing houses	5,988	6,013	6,030
Other contingent commitments	711	809	1,466

	114,676	103,249	96,263

36.	Other disclosures
a)	Notional amounts and market values of trading and hedging derivatives

The breakdown of the notional and/or contractual amounts and the market values of the trading and hedging derivatives held by the Group is as follows:

	Millions of Euros
	2007		2006		2005
	Notional	Market	Notional	Market	Notional	Market
	Amount	Value	Amount	Value	Amount	Value

Trading derivatives:
Interest rate risk-
Forward rate agreements	330,315	(878)	116,858	(267)	16,332	3
Interest rate swaps	1,923,372	(455)	1,466,880	761	1,156,681	(2,019)
Options and futures	953,315	(463)	825,795	(780)	419,628	345
Foreign currency risk-
Foreign currency purchases and sales	117,868	(505)	81,612	(142)	63,203	108
Foreign currency options	62,723	(566)	62,852	(464)	39,091	(223)
Currency swaps	75,090	(1,020)	56,096	(366)	45,458	(154)
Securities and commodities derivatives	157,807	1,809	138,628	(2,496)	90,547	341

	3,620,490	(2,078)	2,748,721	(3,754)	1,830,940	(1,599)

Hedging derivatives:
Interest rate risk-
Forward rate agreements	—	—	1	—	737	(3)
Interest rate swaps	120,822	(1,159)	103,564	547	89,713	1,630
Futures and options	10,660	(112)	9,793	(66)	106,341	(28)
Foreign currency risk-
Foreign currency purchases and sales	28	6	1,745	3	6,856	(25)
Foreign currency options	16,630	292	15,266	6	110	—
Currency swaps	16,372	(99)	26,372	(989)	20,563	248
Securities and commodities derivatives	155	1	622	(7)	2,307	(7)

	164,667	(1,071)	157,363	(506)	226,627	1,815

Total	3,785,157	(3,149)	2,906,084	(4,259)	2,057,567	216

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

The Group manages the credit risk exposure of these contracts through netting arrangements with its main counterparties and by receiving assets as collateral for its risk positions.
The detail of the cumulative credit risk exposure, by financial derivative, is as follows.

	Millions of Euros
	2007	2006	2005

Credit derivatives	1,008	709	242
Securities derivatives	3,227	2,148	1,573
Fixed-income derivatives	405	9	67
Currency derivatives	7,990	7,498	7,386
Interest rate derivatives	17,507	18,084	19,319
Commodities derivatives	23	4	—
Collateral received	(3,084)	(1,562)	(2,496)

Total	27,076	26,890	26,091

The fair value of hedging derivatives, by type of hedge, is as follows:

	Millions of Euros
	2007	2006	2005

Fair value hedges	(1,199)	(474)	2,046
Cash flow hedges	(137)	(35)	24
Hedges of net investments in foreign operations	265	3	(255)

	(1,071)	(506)	1,815

Following is the description of the main hedges (including the results of the hedging instrument and the hedged item attributable to the hedged risk):
i.	Fair value hedges
The Group hedges the interest rate risk of the issues secured by the Bank. At 2007 year-end the Group held IRS contracts with an equivalent euro nominal value of €49,593 million, of which €37,125 million were denominated in euros, €5,655 million in US dollars and €5,557 million in pounds sterling. The fair value of these transactions at that date represented a loss of €964.7 million, which was offset by the gain on the hedged items, giving rise to a net loss of €17.1 million. In addition, there was an unrealized gain of €18.9 million relating to a cash flow hedge on a floating rate issue.
In the case of fair value hedges of interest rate risk on financial instrument portfolios, the gain or loss on the hedged items is recognized in assets or liabilities under “Changes in the fair value of hedged items in portfolio hedges of interest rate risk”. At December 31, 2007, the gains associated with assets and liabilities thus hedged amounted to €297 million and €517 million, respectively.
An expense of €1,274.9 million and a revenue of €1,196.4 million were recognized in profit or loss (Note 45) in 2007 on the hedging instruments and on the hedged items attributable to the hedged risk, respectively.
At 2006 year-end, the Group held IRS contracts with an equivalent euro nominal value of €43,026 million, of which €34,160 million were denominated in euros, €4,243 million in US dollars and €3,574 million in pounds sterling. The fair value of these transactions at that date represented a loss of €471.5 million, which was offset by the gain on the hedged items, giving rise to a net loss of €5.1 million.
ii.	Foreign currency hedges (net investments in foreign operations)
As part of its financial strategy, the Group hedges the foreign currency risk arising from its investments in non-euro-area countries. To this end, it arranges foreign currency derivatives in order to take a long position in euros vis-à-vis the local currency of the investment. At 2007 year-end, the Group held foreign currency options in this connection with an equivalent euro nominal value of €12,878 million, of which €5,046 million were denominated in pounds sterling, €3,592 million in Brazilian reais, €2,560 million in Mexican pesos and €1,320 million in Chilean pesos. In 2007 gains amounting to €37.6 million arising from the settlement of options that matured in the year were taken to reserves. At 2007 year-end, the unrealized gain on the options not yet exercised amounted to €256 million.

At 2006 year-end, the Group held foreign currency options in this connection with an equivalent euro nominal value of €8,900 million, of which €4,939 million were denominated in pounds sterling, €2,570 million in Mexican pesos and €1,390 million in Chilean pesos. In 2006 losses amounting to €45.9 million arising from the settlement of options that matured in the year were allocated to reserves. At 2006 year-end the unrealized gains on the options not yet exercised amounted to €15.2 million.
b)	Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Group is as follows:

	Millions of Euros
	2007	2006	2005

Investment funds	119,211	119,838	109,480
Pension funds	11,952	29,450	28,619
Assets under management	19,814	17,836	14,746

	150,977	167,124	152,845

37.	Discontinued operations
a)	Description of divestments
i.	Abbey’s insurance business (Note 3-c.ii)
In the third quarter of 2006 an agreement was entered into with Resolution plc (“Resolution”) for the sale to the latter of Abbey’s life insurance business for €5,340 million (GBP 3,600 million). The transaction did not give rise to any gains for the Group.
ii.	Inmobiliaria Urbis (Note 3-c.xvi)
The agreement to sell the Group’s 53.62% ownership interest in Urbis to Construcciones Reyal for €1,776 million was executed in December 2006. This divestment gave rise to a pre-tax gain of €1,218 million.
Additionally, the Group made other less significant disposals totaling €128 million, giving rise to a gain of €89 million.
iii.	Pension fund managers (AFPs)
The agreement to sell the obligatory pension fund managers in Latin America (AFPs) to ING Groep NV for €906 million was executed in December 2007. The agreement covered the AFPs in Chile (AFP Bansander), Colombia (AFP Cesantías Santander), Mexico (Afore Santander) and Uruguay (Afinidad AFAP). These disposals gave rise to gross gains totaling €747 million.
Also, an agreement was entered into for the sale of the Argentine companies Orígenes AFJP and Orígenes Seguro de Retiro to ING Groep NV. The agreement was executed in December 2007 for €112 million, giving rise to a pre-tax gain of €84 million.

b)	Profit and net cash flows from discontinued operations

The detail of the profit from discontinued operations is set forth below.
The comparative figures for 2006 and 2005 were restated in order to reflect the operations classified as discontinued in 2007.

	Thousands of Euros
	2007	2006	2005

Net interest income	5,476	(74,950)	(164,223)
Share of results of entities accounted for using the equity method	—	123	9

Net fee and commission income	177,892	220,997	254,826
Insurance activity income	74,179	378,106	614,053
Gains/Losses on financial assets and liabilities	17,741	49,040	31,376
Exchange differences	(94)	72	(168)

Gross income	275,194	573,388	735,873

Sales and income from the provision of non-financial services	—	762,041	845,989
Cost of sales	—	(455,817)	(576,135)
Other operating income (Net)	(1,780)	(4,920)	(14,404)
Personnel expenses	(73,552)	(173,536)	(208,638)
Other general administrative expenses	(45,375)	(131,743)	(252,941)
Depreciation and amortization	(4,530)	(7,734)	(7,268)

Net operating income	149,957	561,679	522,476

Other gains (Net)	(7,703)	(28,988)	(42,427)

Profit before tax	142,254	532,691	480,049

Income tax	(29,860)	(152,056)	(149,346)

Profit from divestments	830,928	1,307,033	—
Income tax on profit from divestments	(146,727)	(182,703)	—

Profit from discontinued operations	796,595	1,504,965	330,703

Additionally, following is a detail of the net cash flows attributable to the operating, investing and financing activities of discontinued operations.

	Thousands of Euros
	2007	2006	2005

Cash and cash equivalents at beginning of year	59	78,701	76,625
Cash flows from operating activities	(28,849)	180,407	(2,065,721)
Cash flows from investing activities	65	(64,253)	1,639,319
Cash flows from financing activities	28,780	(127,380)	428,478

Cash and cash equivalents at end of year	55	67,475	78,701

c)	Consideration received

The breakdown of the assets and liabilities associated with discontinued operations is as follows:

	Millions of Euros
	2007	2006
ASSETS:
Cash and balances with central banks	—	68
Financial assets held for trading	426	1,495
Of which: Abbey Insurance	—	1,482
Orígenes Seguros de Retiro	348	—

Other financial assets at fair value through profit or loss	110	35,837
Of which: Abbey Insurance	—	35,812
Orígenes Seguros de Retiro

Available-for-sale financial assets	43	6
Loans and receivables	422	1,461
Of which: Abbey Insurance	—	1,105
Orígenes Seguros de Retiro	410	—

Non-current assets held for sale	—	8
Investments	—	10
Reinsurance assets	—	2,361
Of which: Abbey Insurance	—	2,361

Tangible assets	18	726
Intangible assets	—	31
Tax assets	—	89
Prepayments and accrued income	—	1,135
Of which: Abbey	—	1,134

Other assets	62	2,910
Of which: Urbis	—	2,904

LIABILITIES:
Other financial liabilities at fair value through profit or loss	—	(845)
Financial liabilities at amortized cost	(68)	(4,355)
Of which: Urbis	—	(2,707)

Liabilities under insurance contracts	(640)	(34,355)
Of which: Abbey Insurance	—	(34,355)
Orígenes Seguro de Retiro	(640)

Provisions	(55)	(57)
Tax liabilities	—	(147)
Accrued expenses and deferred income	—	(16)
Other liabilities	(117)	(6)

Net asset value	201	6,356
Goodwill	5	46
Minority interests	(19)	(464)

Net amount	187	5,938
Profit from divestments	831	1,307

Consideration received	1,018	7,245

Of which: in cash	1,018	7,245

d)	Earnings per share relating to discontinued operations

The earnings per share relating to discontinued operations were as follows:

	2007	2006	2005

Basic earnings per share (euros)	0.1117	0.2030	0.0368
Diluted earnings per share (euros)	0.1105	0.2019	0.0367

38.	Interest and similar income

“Interest and similar income” in the consolidated income statement comprises the interest accruing in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value; and the rectifications of income as a result of hedge accounting. Interest is recognized gross, without deducting any tax withheld at source.

The breakdown of the main interest and similar income items earned in 2007, 2006 and 2005 is as follows:

	Thousands of Euros
	2007	2006	2005

Balances with the Bank of Spain and other central banks	633,417	616,125	404,506
Due from credit institutions	2,881,240	2,363,762	2,396,787
Debt instruments	4,049,941	4,567,889	4,332,376
Loans and advances to customers	35,202,921	26,498,414	21,398,898
Insurance contracts linked to pensions (Note 25)	102,604	103,821	106,617
Other interest	2,933,231	2,682,812	4,449,463

Total	45,803,354	36,832,823	33,088,647

39.	Interest expense and similar charges

“Interest expense and similar charges” in the consolidated income statement includes the interest accruing in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, irrespective of measurement at fair value; the rectifications of cost as a result of hedge accounting; and the interest cost attributable to pension funds.

The breakdown of the main items of interest expense and similar charges accrued in 2007, 2006 and 2005 is as follows:

	Thousands of Euros
	2007	2006	2005

Deposits from the Bank of Spain and other central banks	279,624	300,374	485,725
Deposits from credit institutions	3,581,327	3,297,332	3,106,892
Customer deposits	12,408,001	11,083,439	9,382,865
Marketable debt securities	9,351,606	5,828,925	4,262,401
Subordinated liabilities (Note 23)	2,053,389	1,693,737	1,568,471
Pension funds (Note 25)	487,911	735,004	640,545
Equity having the substance of a financial liability	47,290	85,229	118,389
Other interest	2,712,322	1,732,987	3,199,558

Total	30,921,470	24,757,027	22,764,846

40.	Income from equity instruments

“Income from equity instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance of “Income from equity instruments” is as follows:

	Thousands of Euros
	2007	2006	2005

Equity instruments classified as:
Financial assets held for trading	201,186	258,126	175,543
Available-for-sale financial assets	212,056	145,874	160,033
Of which: relating to San Paolo IMI S.p.A.	80,500	90,037	74,281

	413,242	404,000	335,576

41.	Share of results of entities accounted for using the equity method - Associates

“Share of results of entities accounted for using the equity method – Associates” comprises the amount of profit or loss attributable to the Group generated during the year by associates.

The breakdown of the balance of this item is as follows:

	Thousands of Euros
	2007	2006	2005

Cepsa	206,706	370,169	476,191
Attijariwafa	25,700	24,230	16,707
Sovereign	43,355	9,199	—
RFS Holdings B.V.	141,348	—	—
Unión Fenosa	—	—	78,597
Técnicas Reunidas, S.A.	—	—	11,287
U.C.I., S.A.	—	—	19,850
Other companies	24,348	23,323	16,525

	441,457	426,921	619,157

42.	Fee and commission income

“Fee and commission income” comprises the amount of all fees and commissions accruing in favor of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

	Thousands of Euros
	2007	2006	2005

Collection and payment services:
Bills	240,976	247,129	233,503
Demand accounts	571,394	554,882	544,629
Cards	1,524,161	1,291,327	1,153,252
Cheques	411,256	455,194	270,867
Orders	252,052	213,982	214,184

	2,999,839	2,762,514	2,416,435

Marketing of non-banking financial products:
Investment funds	1,812,975	1,685,459	1,498,757
Pension funds	171,935	155,059	141,524
Insurance	1,476,202	1,207,905	924,121

	3,461,112	3,048,423	2,564,402

Securities services:
Securities underwriting and placement	262,645	113,712	71,562
Securities trading	434,182	350,801	258,364
Administration and custody	266,598	263,529	274,444
Asset management	94,594	76,613	58,574

	1,058,019	804,655	662,944

Other:
Foreign exchange	65,502	70,680	59,968
Financial guarantees	360,893	306,853	254,608
Commitment fees	166,374	106,412	58,380
Other fees and commissions	1,368,247	1,189,043	1,137,210

	1,961,016	1,672,988	1,510,166

	9,479,986	8,288,580	7,153,947

43.	Fee and commission expense

“Fee and commission expense” shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

	Thousands of Euros
	2007	2006	2005

Fees and commissions assigned to third parties	924,801	798,034	653,362
Of which: Cards	671,077	627,610	533,333

Brokerage fees on lending and deposit transactions	21,882	55,105	66,047
Other fees and commissions	493,128	411,246	373,342

	1,439,811	1,264,385	1,092,751

44.	Insurance activity income

“Insurance activity income” includes the net amount of the contribution from consolidated insurance and reinsurance companies to the Group’s gross income.

	Thousands of Euros
	2007			2006			2005
	Life	Non-Life	Total	Life	Non-Life	Total	Life	Non-Life	Total

Net premiums collected	4,861,011	319,448	5,180,459	4,313,315	214,369	4,527,683	2,000,625	115,109	2,115,734
Claims paid and other insurance-related expenses	(2,601,011)	(261,775)	(2,862,786)	(1,919,737)	(129,884)	(2,049,620)	(1,336,851)	(71,510)	(1,408,361)
Reinsurance income	58,853	93,185	152,038	44,302	56,927	101,229	52,712	35,740	88,452
Net charges to liabilities under insurance contracts	(2,632,133)	(106,568)	(2,738,701)	(2,884,231)	(63,852)	(2,948,083)	(1,149,586)	(49,526)	(1,199,112)
Finance income	563,121	34,382	597,503	887,643	(46,805)	840,838	724,697	11,133	735,830
Finance charges	(7,178)	(1,982)	(9,160)	(216,671)	(2,292)	(218,963)	(130,509)	(568)	(131,077)

	242,663	76,690	319,353	224,621	28,463	253,084	161,088	40,378	201,466

45.	Gains/losses on financial assets and liabilities

“Gains/losses on financial assets and liabilities” includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

a)	Breakdown

The breakdown of the balance of this item, by type of instrument, is as follows:

	Thousands of Euros
	2007	2006	2005

Fixed-income	(402,884)	77,724	793,527
Equities, financial derivatives and other	2,724,508	1,974,815	664,320
Of which:
Financial assets and liabilities held for trading and derivatives	2,019,787	1,549,486	317,608
Available-for-sale financial assets	704,721	374,150	345,561
Of which due to the sale of:
Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros	110,587	106,197	—
BPI	107,000	—	—
Telefónica, S.A.	138,410	—	—
Shinsei	—	—	49,332
Commerzbank	—	—	24,424

	2,321,624	2,052,539	1,457,847

Of which:
Financial assets and liabilities classified as at fair value through profit or loss on initial recognition	1,411,705	1,635,757	854,892
b)	Financial assets and liabilities at fair value through profit or loss

The detail of the amount of the asset balances is as follows:

	Million of Euros
	2007	2006	2005

Loans and advances to credit institutions	19,160	14,813	12,708
Loans and advances to customers	31,726	38,556	32,911
Debt instruments	73,403	81,237	91,441
Other equity instruments	12,615	16,203	38,381
Derivatives	46,726	34,985	27,629

	183,630	185,794	203,070

The foregoing table shows the maximum credit risk exposure of these assets. The Group mitigates and reduces this exposure as explained below.
With respect to derivatives, the Group has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment. For derivatives arranged with customers, the Group applies a risk premium accrual policy. At December 31, 2007, the actual credit risk exposure of the derivatives was €27,076 million (Note 36).
“Loans and advances to credit institutions” and “Loans and advances to customers” included repos amounting to €38,809 million at December 31, 2007. Also, mortgage-backed assets totaled €7,773 million.
Debt instruments include €18,155 million of Spanish and foreign government securities.
At December 31, 2007, the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material.

The detail of the amount of the liability balances is as follows:

	Millions of Euros
	2007	2006	2005

Derivatives	(48,803)	(38,738)	(29,228)
Other liabilities	(107,107)	(97,670)	(95,048)

	(155,910)	(136,408)	(124,276)

The difference between the amount recognized as liabilities at fair value and the amount which the Group would contractually be required to pay to the holders of the related obligations at maturity, in other than derivative transactions, was €839 million at December 31, 2007.
46.	Exchange differences

“Exchange differences” shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

47.	Sales and income from the provision of non-financial services and cost of sales

These items in the consolidated income statements show, respectively, the amount of sales of goods and income from the provision of services that constitute the typical activity of the non-financial consolidated Group entities and the related cost of sales. The main lines of business of these entities are as follows:

	Thousands of Euros
	2007		2006		2005
	Sales/	Cost of	Sales/	Cost of	Sales/	Cost of
Line of Business	Income	Sales	Income	Sales	Income	Sales

Property	40,368	(12,232)	45,875	(17,531)	80,464	(55,789)
Rail transport	251,545	(188,514)	240,411	(190,236)	285,207	(233,085)
Other	479,114	(418,209)	448,316	(407,922)	199,854	(120,473)

	771,027	(618,955)	734,602	(615,689)	565,525	(409,347)

48.	Other operating income

The breakdown of the balance of “Other operating income” is as follows:

	Thousands of Euros
	2007	2006	2005

Exploitation of investment property and operating leases	2,758	3,976	4,306
Commissions on financial instruments offsetting related direct costs	195,272	176,536	154,187
Other	153,067	143,388	97,630

	351,097	323,900	256,123

49.	Personnel expenses
a)	Breakdown

The breakdown of “Personnel expenses” is as follows:

	Thousands of Euros
	2007	2006	2005

Wages and salaries	4,819,751	4,364,858	4,032,728
Social security costs	729,496	673,338	638,674
Charges to defined benefit pension provisions (Note 25)	209,193	222,257	245,112
Contributions to defined contribution pension funds	47,485	36,653	20,126
Share-based payment costs	48,546	19,167	19,167
Of which:
Granted to the Bank’s directors	1,424	641	641

Other personnel expenses	696,730	651,600	655,501

	6,551,201	5,967,873	5,611,308

b)	Headcount

The average number of employees in the Group, by professional category, was as follows:

	Average Number of Employees (**)
	2007	2006	2005

The Bank:
Senior executives (*)	93	81	81
Other line personnel	16,153	15,729	15,731
Clerical staff	4,147	4,231	4,595
General services personnel	42	45	49

	20,435	20,086	20,456
Banesto	10,524	10,188	10,560
Rest of Spain	5,582	4,996	3,789
Abbey	15,771	17,461	19,904
Other companies	76,820	70,477	65,372

	129,132	123,208	120,081

(*)	Categories of Deputy Assistant General Manager and above, including senior management.

(**)	Excluding personnel assigned to discontinued operations.
The functional breakdown, by gender, at December 31, 2007 is as follows:

	Functional Breakdown by Gender
	Executives		Other Line Personnel		Clerical Staff
	Men	Women	Men	Women	Men	Women

Continental Europe	85%	15%	60%	40%	58%	42%
United Kingdom	79%	21%	47%	53%	31%	69%
Latin America	64%	35%	56%	43%	43%	57%

Total	76%	24%	58%	42%	44%	56%

The breakdown at December 31, 2006 is as follows:

	Functional Breakdown by Gender
	Executives		Other Line Personnel		Clerical Staff
	Men	Women	Men	Women	Men	Women

Continental Europe	85%	15%	61%	39%	62%	38%
United Kingdom	80%	20%	44%	56%	24%	76%
Latin America	72%	28%	60%	40%	44%	56%

Total	79%	21%	59%	41%	44%	56%

The labor relations between employees and the various Group companies are governed by the related collective labor agreements or similar regulations.

c)	Share-based payments
i.	The Bank
In addition to the extraordinary allocation of 100 Bank shares to each Group employee, as discussed in Note 1-i, to celebrate the Bank’s 150th Anniversary, in recent years the Bank has set up remuneration systems tied to the performance of the stock market price of the shares of the Bank based on the achievement of certain targets indicated below:

		Euros					Date of	Date of
	Number of	Exercise		Year	Employee	Number	Commencement	Expiry of
	Shares	Price		Granted	Group	of Persons	of Exercise Period	Exercise Period

Plans outstanding at 1 January 2005	21,126,750	9.94

Options granted (Plan I06)	99,900,000	9.09	(**)		Managers	2,601	15/01/2008	15/01/2009
Options exercised	(15,606,000)	(9.83)
Of which:
Plan Four	(228,000)	7.84
Young Executives Plan	(329,000)	2.29
Managers Plan 2000	(12,389,000)	10.545
European Branches Plan	(2,660,000)	7.60	(*)

Options cancelled or not exercised	(5,520,750)	—

Plans outstanding at December 31, 2005	99,900,000	9.09

Options exercised	—	—
Options cancelled, net (Plan I06)	(3,648,610)	9.09			Managers	(44)	15/01/2008	15/01/2009

Plans outstanding at December 31, 2006	96,251,390	9.09

Options granted (Plan I09)	10,448,480	—			Managers	5,476	23/06/2007	31/07/2009
Options granted (Plan I10)	15,690,283	—			Managers	5,506	23/06/2007	31/07/2010
Options cancelled, net (Plan I06)	(1,195,371)	9.09			Managers	(45)	15/01/2008	15/01/2009

Plans outstanding at December 31, 2007	121,194,782	—

Of which:
Plan I06	95,056,019	9.09
Plan I09	10,448,480	—
Plan I10	15,690,283	—

(*)	The average exercise price ranges from €5.65 to €10.15 per share.

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

Plan I06
In 2004 a long-term incentive plan (I06) was designed which, consisting of options on shares of the Bank, is tied to the achievement of two targets: appreciation of the Bank’s share price and growth in earnings per share, in both cases above a sample of comparable banks. These targets were achieved. At December 31, 2007, 2,512 Group executives were included in Plan I06 and 95,056,019 options on Bank shares at a price of €9.09 correspond to them. The exercise period is from January 15, 2008 to January 15, 2009. This plan was approved by the shareholders at the Annual General Meeting on June 18, 2005.
The fair value of the equity instruments granted (€57.5 million) is charged to income (Note 49-a), with a credit to equity, in the specific period in which the beneficiaries provide their services to the Group.
The executive directors are beneficiaries under this plan; the number of Bank share options held by them is indicated in Note 5-d.
Long-term incentive policy
At its meeting on March 26, 2007, following the report of the Appointments and Remuneration Committee, the Bank’s Board of Directors approved a long-term incentive policy aimed at the Bank’s executive directors and certain executive personnel of the Bank and of other Santander Group companies (excluding Banesto). Implementation of this policy, which includes Bank share-based payments, requires, in conformity with the Law and the Bank’s bylaws, specific resolutions to be adopted by the Annual General Meeting.
Were it necessary or advisable for legal, regulatory or other similar reasons, the delivery mechanisms described below may be adapted in specific cases without altering the maximum number of shares linked to the plan or the essential conditions to which the delivery thereof is subject. These adaptations may involve replacing the delivery of shares with the delivery of cash amounts of an equal value.
The plans shaping the aforementioned incentive policy are as follows: (i) Performance Share Plan; (ii) Matched Deferred Bonus Plan; (iii) Restricted Shares Plan; and (iv) Minimum Investment Programme. The characteristics of the plans are set forth below:
(i)	Performance Share Plan
This multiannual incentive plan is payable in shares of the Bank. The beneficiaries of the plan are the executive directors and other members of senior management, together with any other Group executives determined by the Board of Directors or, when delegated by it, the Executive Committee.
This plan will involve successive three-year cycles of share deliveries to the beneficiaries, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end. The aim is to establish an adequate sequence between the end of the incentive programme linked to the previous Plan I06 and the successive cycles of this plan. Thus, the first two cycles will commence in July 2007, the first cycle having a duration of two years (PI09) and the second cycle having a standard three-year term (PI10).
For each cycle a maximum number of shares is established for each beneficiary who remains in the Group’s employ for the duration of the plan. The targets, which, if met, will determine the number of shares to be delivered, are defined by comparing the Group’s performance with that of a benchmark group of financial institutions and are linked to two parameters, namely Total Shareholder Return (TSR) and growth in Earnings per Share (EPS). These parameters each have a 50% weighting in determining the percentage of shares to be delivered.
The ultimate number of shares to be delivered will be determined in each of the cycles by the degree of achievement of the targets on the third anniversary of commencement of each cycle (with the exception of the first cycle, for which the second anniversary will be considered), and the shares will be delivered within a maximum period of seven months from the end of the cycle. This number will range from the maximum percentage of shares, if Santander, for each of the measures considered (TSR and EPS growth), ranks within the third quartile of the Benchmark Group, including the 75th percentile, to 30% of the maximum number of shares if it is placed at the median (50th percentile). If Santander ranks below the median, all assignments of shares will be rendered null and void.
At December 31, 2007, the maximum number of shares to be delivered was 10,448,480 (for a total of 5,476 participants) for the first cycle (PI09) and 15,690,283 (5,506 participants) for the second cycle (PI10). The fair value of the equity instruments granted under these plans was €149 million, and this amount is charged to “Personnel expenses”, with a credit to equity, in the specific period in which the beneficiaries provide their services to the Group.

The fair value was calculated as follows:
•	It was assumed that the beneficiaries will not leave the Group’s employ during the term of each plan.

•
The fair value of the 50% relating to the Bank’s relative TSR position was determined on the basis of the report of an independent expert whose assessment was based, inter alia, on the following variables:

•
Expected volatility: determined on the basis of the historical volatility over a two-year period for PI09 and a three-year period for PI10. In the case of the Bank, the average volatility used was 16.25% for PI09 and 15.67% for PI10.

•	Annual dividend yield: based on the data for the last two/three years before July 1, 2007. In the case of the Bank, this yield stood at 3.23% for PI09 and 3.24% for PI10.

•	Risk-free interest rate: return on Treasury Bonds (zero coupon) offered on July 1, 2007 for a period of two years for PI09 (4.473%) and three years for PI10 (4.497%)

•
Monte Carlo valuation model: performance of 10,000 simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the aforementioned variables. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate. Application of the simulation model results in percentage values of 42.7% for PI09 and 42.3% for PI10 (second cycle), which are applied to 50% of the value of the shares granted, in order to determine the cost per books of the TSR-based portion of the incentive. Since this valuation refers to a market condition, it cannot be adjusted after the grant date.

•
In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that, in a high percentage of cases, the TSR value is also valid for EPS. Therefore, it was determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the shares granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it shall be reviewed and adjusted on a yearly basis.

(ii)	Matched Deferred Bonus Plan
This multiannual incentive plan is payable in shares of the Bank and is conditional upon compliance with certain investment and continued service requirements.
The beneficiaries of the plan, which currently total 32, are the executive directors and other members of the Bank’s senior management, together with other senior executives of the Santander Group (see Note 5).
This plan is structured in three-year cycles which start each year. The beneficiaries of the plan must use 10% of their gross annual variable remuneration (or bonus) to acquire shares of the Bank in the market (the “Obligatory Investment”).
Participants who hold the shares acquired through the Obligatory Investment and remain in the Group’s employ for three years from the date on which the Obligatory Investment is made will be entitled to receive the same number of Bank shares as that composing their initial Obligatory Investment.
The shares will be delivered within a maximum period of one month from the third anniversary of the date on which the Obligatory Investment was made.
(iii)	Restricted Shares Plan
This plan envisages the selective delivery of shares in special circumstances relating to the hiring or retention of employees. All employees and executives, except for the Bank’s executive directors, are eligible for this plan, provided that they have completed a minimum of three to four years of service at the Group. Each participant will be entitled to receive the shares upon completion of the minimum period of service.
(iv)	Minimum Investment Programme
This programme consists of the obligation of the Group’s top 32 executives (including executive directors) to hold Bank shares equal to one year’s fixed remuneration. This amount must be reached within a maximum period of five years.

ii.	Abbey
The option plans on shares of the Bank originally granted by management of Abbey to its employees (on Abbey shares) are as follows:

		Pounds
		Sterling (*)					Date of	Date of
	Number of	Exercise	Year	Employee	Number		Commencement	Expiry of
	Shares	Price (*)	Granted	Group	of Persons		of Exercise Period	Exercise Period

Plans outstanding at January 1, 2005	17,675,567	3.58

Options exercised	(1,769,216)	4.45
Of which:
Executive Options	(89,305)	4.43
Employee Options	(2,550)	5.90
Sharesave	(1,677,361)	4.45
Options cancelled or not exercised	(1,783,670)	—
Plans outstanding at December 31, 2005	14,122,681	3.41
Of which:
Executive Options	269,539	4.07
Employee Options	54,000	5.90
Sharesave	13,799,142	3.38

Plans outstanding at December 31, 2005	14,122,681	3.41

Options granted (MTIP)	2,825,123	7.50	2005 and 2006	Managers	174		First half of 2008	First half of 2008
Options exercised	(5,214,171)	3.41
Of which:
Executive Options	(87,659)	4.07
Employee Options	(33,000)	5.90
Sharesave	(5,093,512)	3.38
Options cancelled or not exercised	(1,379,401)	—

Plans outstanding at December 31, 2006	10,354,232	4.32

Of which:
Executive Options	178,026	4.11	2003-2004	Managers	13		26/03/06	24/03/13
Employee Options	—	—	—	—	—		—	—
Sharesave	7,638,791	3.32	1998-2004	Employees	4,512	(**)	01/04/06	01/09/11
MTIP	2,537,415	9.39	2005 and 2006	Managers	170		First half of 2008	First half of 2008
Options granted (MTIP)	—	—
Options exercised	(1,535,325)	3.81
Of which:
Executive Options	(33,904)	3.96
Sharesave	(1,501,421)	3.81
Options cancelled (net) or not exercised	(770,595)	—

Plans outstanding at December 31, 2007	8,048,312	5.32

Of which:
Executive Options	144,122	4.15	2003-2004	Managers	4		26/03/06	24/03/13
Sharesave	5,684,340	3.18	1998-2004	Employees	2,239	(**)	01/04/06	01/09/11
MTIP	2,219,850	10.88	2005 and 2006	Managers	157		First half of 2008	First half of 2008

(*)	At December 31, 2007, 2006 and 2005, the euro/pound sterling exchange rate was €1.36360/GBP 1; €1.4892/GBP 1 and €1.4592/GBP 1, respectively.

(**)	Number of accounts/contracts. A single employee may have more than one account/contract.

In 2005 the Group designed a Medium-Term Incentive Plan (MTIP) involving the delivery of Bank shares to Abbey executives. Under the plan, effective allocation of the shares in 2008 is tied to the achievement of business targets by Abbey (in terms of net profit and income). This Plan was approved by the shareholders at the Annual General Meeting on June 17, 2006. Subsequently, it was considered necessary to amend the conditions of the Plan in order to reflect the impact of the sale of Abbey’s life insurance business to Resolution on the income targets of Abbey for 2007. The Board of Directors, after obtaining a favorable report from the Appointments and Remuneration Committee, submitted this amendment for ratification by the shareholders at the Annual General Meeting held on June 23, 2007. The amendment was approved thereat.
iii.	Fair value
The fair value of each option granted by the Group is calculated at the grant date. In order to value Plan I06 two valuation reports were performed by two multinational investment banks. These investment banks used the Black-Scholes equity option pricing model considering the following parameters: the expected life of the options, interest rates, volatility, exercise price, market price and dividends of the Bank shares and the shares of comparable banks. The fair value of the options granted was calculated as the average value resulting from the two valuations.
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
The fair value of each option granted by Abbey was estimated at the grant date using a European/American Partial Differential Equation model with the following assumptions:

	2007	2006	2005

Risk-free interest rate	5.0%-5.8%	4.5% to 5%	4.5% to 4.6%
Dividend increase, based solely on the average increase since 1989	10%	10%	10%
Volatility of underlying shares based on historical volatility over 5 years	19.80%-26.90%	17.70% to 19.85%	16.96% to 17.58%
Expected life of options granted under:
Employee Sharesave Plan (*)	3, 5 and 7 years	3, 5 and 7 years	3, 5 and 7 years
Executive Share Option Plan	10 years	10 years	10 years
Employee Share Option Plan	10 years	10 years	10 years
Medium-Term Incentive Plan	3 years	3 years	3 years

50.	Other general administrative expenses
a)	Breakdown
The breakdown of the balance of “Other general administrative expenses” is as follows

	Thousands of Euros
	2007	2006	2005

Property, fixtures and supplies	989,663	972,933	880,117
Other administrative expenses	912,621	835,554	821,405
Technology and systems	488,741	417,977	419,116
Advertising	563,986	474,290	390,202
Communications	417,587	346,854	390,668
Technical reports	298,175	258,349	270,282
Per diems and travel expenses	279,298	242,444	214,553
Taxes other than income tax	279,093	227,835	179,889
Surveillance and cash courier services	201,532	189,474	158,566
Insurance premiums	36,432	35,588	28,302

	4,467,128	4,001,298	3,753,100

b)	Other information
The balance of “Technical reports” includes the fees paid by the various Group companies (detailed in the accompanying Exhibits) to their respective auditors, the detail being as follows:

	Millions of Euros
	2007	2006	2005

Audit of the annual financial statements of the companies audited by the Deloitte worldwide organization	15.9	15.6	15.8
Of which:
Abbey	4.1	4.1	4.9
Audit of the Bank’s individual and consolidated financial statements	1.0	1.0	1.0
In recent years, in addition to the audits of financial statements, the internal control audit was performed in accordance with the requirements of the US Sarbanes-Oxley Act (for €4.8 million in 2007, €5.6 million in 2006 and €5.4 million in 2005) and other reports were prepared in accordance with the requirements of the legal and tax regulations issued by the national supervisory authorities of the countries in which the Group operates, including most notably the six-monthly audit reports and those which comply with the US SEC requirements (other than Sarbanes-Oxley Act) totaling €3.7 million, €3.9 million and €3.9 million in 2007, 2006 and 2005, respectively. Additionally, in 2007 €1.4 million were paid in connection with the work relating to the Group’s adaptation to the new capital regulations (Basel — 2006: €1.0 million).
The detail of the other services provided to the various Group companies in 2007 is as follows:
1.
Due diligence review and other corporate transaction services (see Notes 2-b and 3): €3.7 million (2006: €3.3 million; 2005: €0.6 million). Additionally, the Group’s auditors provided other non-attest services to various Group companies for €5.3 million in 2007, €5.5 million in 2006 and €4.5 million in 2005.

The services commissioned from the Group’s auditors meet the independence requirements stipulated by Law 44/2002, of 22 November, on Financial System Reform Measures and by the Sarbanes-Oxley Act of 2002, and they did not involve the performance of any work that is incompatible with the audit function.

2.	Services provided by audit firms other than Deloitte: €12.5 million (2006: €14.6 million; 2005: €21.4 million).

51.	Other operating expenses
The breakdown of the balance of “Other operating expenses” is as follows:

	Thousands of Euros
	2007	2006	2005

Contribution to Deposit Guarantee Fund	168,617	179,209	171,153
Other	301,119	263,316	173,676

	469,736	442,525	344,829

52.	Other gains and Other losses
“Other gains” and “Other losses” include the income and expenses arising from non-ordinary activities not included in other items. The breakdown of the net balance of these two items is as follows:

	Thousands of Euros
Net Balance	2007	2006	2005

On disposal of tangible assets	1,804,108	88,894	80,619
Of which, on sale of properties (Note 16-d)	1,620,119	—	—

On disposal of investments	16,388	271,961	1,298,935
Of which:
Unión Fenosa (Note 3-c)	—	—	1,156,648
Sale of ADRs (Chile) (Note 3-c)	—	269,768	—

Other	322,753	1,044,865	1,133,844
Of which: gains obtained on the disposal of:
Antena 3	—	294,287	—
San Paolo	566,086	704,936	—
Royal Bank of Scotland Group, plc	—	—	717,394
Auna	—	—	354,838
Of which, extraordinary retirement plans (Note 25)	(316,942)	—	—

Net gains	2,143,249	1,405,720	2,513,398

53.	Other disclosures
a)	Residual maturity periods and Average interest rates
The breakdown, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

	December 31, 2007
	Millions of Euros								Average
		Within 1	1 to 3	3 to 12	1 to 3	3 to 5	After 5		Interest
	Demand	Month	Months	Months	Years	Years	Years	Total	Rate

Assets:
Cash and balances with central banks	14,102	10,278	5	10	1,265	4,295	1,108	31,063	5.93%
Available-for-sale financial assets-
Debt instruments	31	953	1,070	2,060	5,837	6,450	17,786	34,187	5.11%
Loans and receivables-
Loans and advances to credit institutions	4,865	9,785	6,333	4,113	884	759	5,021	31,760	4.53%
Loans and advances to customers	9,848	29,446	28,607	65,696	58,124	62,048	279,982	533,751	6.75%
Debt instruments	1	4	—	5	634	65	959	1,668	4.55%
Other financial assets	7,165	2,393	99	282	372	766	1,274	12,351	—

	36,012	52,859	36,114	72,166	67,116	74,383	306,130	644,780	6.51%

Liabilities:
Financial liabilities at amortized cost-
Deposits from central banks	3,534	21,322	3,691	201	—	—	—	28,748	4.45%
Deposits from credit institutions	5,704	22,412	6,504	6,197	3,002	3,111	1,756	48,686	4.55%
Customer deposits	178,538	55,381	27,839	28,959	13,141	11,145	2,040	317,043	4.12%
Marketable debt securities	868	13,310	17,600	24,198	35,294	26,745	88,250	206,265	4.61%
Subordinated liabilities	88	8	61	569	4,065	2,357	28,522	35,670	5.69%
Other financial liabilities	11,251	931	1,343	1,034	79	1,780	123	16,540	—

	199,983	113,364	57,038	61,158	55,581	45,138	120,691	652,952	4.41%

Difference (assets less liabilities)	(163,970)	(60,505)	(20,924)	11,008	11,535	29,245	185,439	(8,172)

	December 31, 2006
	Millions of Euros							Average
		Within 1	1 to 3	3 to 12	1 to 5	After 5		Interest
	Demand	Month	Months	Months	Years	Years	Total	Rate

Assets:
Cash and balances with central banks	9,725	3,281	—	1	—	828	13,835	3.99%
Available-for-sale financial assets-
Debt instruments	26	2,260	2,501	3,771	9,599	14,570	32,727	5.96%
Loans and receivables-
Loans and advances to credit institutions	5,668	20,073	6,459	6,118	4,002	3,041	45,361	3.85%
Loans and advances to customers	10,291	19,607	30,625	56,311	112,644	255,312	484,790	5.86%
Debt instruments	565	—	—	—	—	57	622	3.02%
Other financial assets	7,330	2,356	184	693	1,411	1,101	13,075	—

	33,605	47,577	39,769	66,894	127,656	274,909	590,410	5.66%

Liabilities:
Financial liabilities at amortized cost-
Deposits from central banks	2	14,366	1,657	503	2	—	16,530	5.25%
Deposits from credit institutions	6,445	21,646	9,981	11,680	5,446	1,618	56,816	4.07%
Customer deposits	198,606	54,331	24,976	22,199	12,594	1,671	314,377	3.90%
Marketable debt securities	2,288	14,079	16,489	14,701	37,170	89,682	174,409	3.91%
Subordinated liabilities	253	—	234	108	5,577	24,250	30,422	5.74%
Other financial liabilities	6,797	1,653	1,161	2,378	266	494	12,749	—

	214,391	106,075	54,498	51,569	61,055	117,715	605,303	4.05%

Difference (assets less liabilities)	(180,786)	(58,498)	(14,729)	15,325	66,601	157,194	(14,893)

	December 31, 2005
	Millions of Euros							Average
		Within 1	1 to 3	3 to 12	1 to 5	After 5		Interest
	Demand	Month	Months	Months	Years	Years	Total	Rate

Assets:
Cash and balances with central banks	7,232	4,701	4,152	1	—	—	16,086	2.62%
Available-for-sale financial assets-
Debt instruments	77	1,769	4,239	4,553	41,930	15,486	68,054	3.58%
Loans and receivables-
Loans and advances to credit institutions	4,102	20,681	9,121	7,070	5,247	845	47,066	2.93%
Loans and advances to customers	11,131	14,728	24,026	43,508	85,929	223,596	402,918	5.84%
Debt instruments	—	—	—	17	46	108	171	2.49%
Other financial assets	4,656	2,988	29	567	393	996	9,629	—

	27,198	44,867	41,567	55,716	133,545	241,031	543,924	5.10%

Liabilities:
Financial liabilities at amortized cost-
Deposits from central banks	396	18,262	3,773	—	—	—	22,431	2.42%
Deposits from credit institutions	3,709	50,254	20,781	11,593	6,195	1,696	94,228	2.91%
Customer deposits	166,531	42,322	39,397	25,199	16,742	1,537	291,728	3.59%
Marketable debt securities	—	7,128	13,613	9,124	46,826	40,518	117,209	3.91%
Subordinated liabilities	—	48	175	1,437	4,240	22,863	28,763	Note 23
Other financial liabilities	7,815	971	396	1,184	893	34	11,293	—

	178,451	118,985	78,135	48,537	74,896	66,648	565,652	3.54%

Difference (assets less liabilities)	(151,253)	(74,118)	(36,568)	7,179	58,649	174,383	(21,728)

b)	Equivalent euro value of assets and liabilities
The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

	Equivalent Value in Millions of Euros
	2007		2006		2005
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash and balances with central banks	16,155	—	10,042	—	11,749	—
Financial assets and liabilities held for trading	124,409	100,719	139,783	106,075	128,973	95,225
Other financial instruments at fair value	15,815	28,553	10,414	12,140	45,534	11,810
Available-for-sale financial assets	15,395	—	18,530	—	16,814	—
Loans and receivables	260,435	—	248,977	—	221,041	—
Investments	13,036	—	2,461	—	238	—
Tangible assets	4,665	—	4,696	—	4,745	—
Intangible assets	12,557	—	13,626	—	12,910	—
Financial liabilities at amortized cost	—	308,166	—	309,610	—	279,575
Liabilities under insurance contracts	—	2,139	—	2,157	—	38,247
Other	8,388	19,120	7,793	20,598	11,741	18,919

	470,855	458,697	456,322	450,580	453,745	443,776

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
Similarly, the Group’s financial liabilities —except for financial liabilities held for trading, those measured at fair value and derivatives other than those having as their underlyings equity instruments whose market value cannot be estimated reliably— are measured at amortized cost in the consolidated balance sheet.

i)	Financial assets measured at other than fair value
Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at year-end:

	Millions of Euros
	2007		2006		2005
	Carrying		Carrying		Carrying
Assets	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value

Loans and receivables:
Loans and advances to credit institutions	31,760	31,765	45,361	45,359	47,066	46,560
Money market operations through counterparties	—	—	200	200	—	—
Loans and advances to customers (Note 10)	533,751	535,513	484,790	487,533	402,918	404,950
Debt instruments	1,668	1,668	622	622	171	171
Other financial assets	12,351	12,340	13,076	13,076	9,629	9,629

	579,530	581,286	544,049	546,790	459,784	461,310

ii)	Financial liabilities measured at other than fair value
Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at year-end:

	Millions of Euros
	2007		2006		2005
	Carrying		Carrying		Carrying
Liabilities	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value

Financial liabilities at amortized cost:
Deposits from central banks	28,748	28,748	16,530	16,528	22,431	22,431
Deposits from credit institutions	48,686	48,727	56,816	56,826	94,228	94,221
Money market operations through counterparties	—	—	—	—	—	—
Customer deposits (*)	317,043	317,184	314,377	314,320	291,727	291,727
Marketable debt securities	206,265	206,480	174,409	174,878	117,209	117,117
Subordinated liabilities	35,670	36,286	30,423	31,822	28,763	29,278
Other financial liabilities	16,540	16,538	12,748	12,752	11,293	11,293

	652,952	653,963	605,303	607,126	565,651	566,067

(*)	For these purposes, the fair value of customer demand deposits is taken to be the same as their carrying amount.
54.	Geographical and business segment reporting
a)	Geographical segments
This primary level of segmentation, which is based on the Group’s management structure, comprises four segments: three operating areas plus the Financial Management and Equity Stakes Unit. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom (Abbey) and Latin America, based on the location of our assets.
The Continental Europe area encompasses all the Commercial Banking (including the Private Banking entity Banif), Wholesale Banking and Asset Management and Insurance business activities carried on in Europe with the exception of Abbey. Latin America includes all the financial activities carried on by the Group through its banks and subsidiaries, as well as the specialized units of Santander Private Banking, which is treated as a globally managed independent unit, and the New York business.

The Financial Management and Equity Stakes segment includes the centralized management business relating to financial and industrial investments, the financial management of the Parent’s structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitizations. As the Group’s holding unit, this segment handles the total capital and reserves, capital allocations and liquidity with the other businesses.
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
Additionally, for segment presentation purposes, the equity of each geographical unit is that reflected in the related individual financial statements and is offset by a capital endowment made by the Financial Management and Equity Stakes Unit which, as explained earlier, acts as the holding unit for the other businesses and, therefore, reflects the Group’s total equity.
There are no customers located in areas other than those in which our assets are located that generate income exceeding 10% of gross income.

The summarized balance sheets and income statements of the various geographical segments are as follows:

	Millions of Euros
	2007					2006					2005
				Financial					Financial					Financial
				Management					Management					Management
	Continental		Latin	and Equity		Continental		Latin	and Equity		Continental		Latin	and Equity
(Summarized) Balance Sheet	Europe	Abbey	America	Stakes	Total	Europe	Abbey	America	Stakes	Total	Europe	Abbey	America	Stakes	Total

Loans and advances to customers	310,618	184,086	68,854	1,919	565,477	271,687	190,512	60,172	975	523,346	210,299	171,796	52,919	815	435,829
Financial assets held for trading (excluding loans and advances)	44,846	53,782	22,845	1,328	122,801	33,831	61,507	27,846	2,028	125,212	26,315	64,014	25,844	1,276	117,449
Available-for-sale financial assets	10,149	44	12,628	21,528	44,349	13,126	23	17,943	7,606	38,698	12,604	18	16,308	45,015	73,945
Loans and advances to credit institutions	53,205	19,810	11,146	25,429	109,590	67,061	18,185	20,311	22,956	128,513	69,621	13,070	24,436	15,718	122,845
Non-current assets	5,373	4,685	1,805	(202)	11,661	4,558	5,059	1,695	1,243	12,555	4,219	5,197	1,392	1,396	12,204
Other asset accounts	25,876	9,458	24,707	170,154	230,195	18,583	8,691	16,842	126,028	170,144	15,709	47,420	17,194	94,342	174,665

Total assets/liabilities	450,067	271,865	141,985	220,156	1,084,073	408,846	283,977	144,809	160,836	998,468	338,767	301,515	138,093	158,562	936,937

Customer deposits	149,167	122,514	82,054	1,969	355,704	140,231	115,194	75,301	497	331,223	127,355	110,776	65,707	1,927	305,765
Marketable debt securities	70,344	76,055	5,039	82,196	233,634	47,633	72,858	5,258	78,320	204,069	27,011	62,462	6,213	53,154	148,840
Subordinated liabilities	2,379	7,876	2,540	22,875	35,670	2,362	9,430	2,383	16,248	30,423	2,241	11,428	1,130	13,964	28,763
Liabilities under insurance contracts	10,907	6	2,121	—	13,034	8,547	71	2,086	—	10,704	6,414	36,521	1,737	—	44,672
Deposits from credit institutions	66,027	38,688	19,017	47,834	171,566	89,016	51,020	32,403	8,935	181,374	90,341	40,761	42,208	38,385	211,695
Other liability accounts	130,970	23,549	22,626	18,326	195,471	103,090	32,076	19,530	21,137	175,833	70,527	37,259	13,033	18,907	139,726
Equity	20,274	3,177	8,588	46,955	78,994	17,967	3,328	7,847	35,700	64,842	14,878	2,307	8,066	32,225	57,476
Off-balance-sheet customer funds	92,761	10,225	47,991	—	150,977	102,465	8,307	56,352	—	167,124	97,141	6,000	49,705	—	152,846

Total funds under management	542,829	282,090	189,976	220,155	1,235,050	511,311	292,284	201,160	160,837	1,165,592	435,908	307,514	187,799	158,562	1,089,783

	Millions of Euros
	2007					2006					2005
				Financial					Financial					Financial
				Management					Management					Management
	Continental		Latin	and Equity		Continental		Latin	and Equity		Continental		Latin	and Equity
(Summarized) Income Statement	Europe	Abbey	America	Stakes	Total	Europe	Abbey	America	Stakes	Total	Europe	Abbey	America	Stakes	Total

NET INTEREST INCOME	7,894	2,335	6,654	(1,588)	15,295	6,206	2,108	5,272	(1,106)	12,480	5,366	2,083	3,950	(740)	10,659
Share of results of entities accounted for using the equity method	9	2	4	427	442	6	3	7	411	427	26	2	7	584	619
Net fee and commission income	4,137	1,007	2,866	30	8,040	3,653	1,025	2,357	(11)	7,024	3,291	947	1,842	(19)	6,061
Insurance activity income	148	—	171	—	319	137	—	120	(4)	253	115	—	84	3	202
Gains/losses on financial assets and liabilities and Exchange differences	732	436	691	1,113	2,972	708	424	604	413	2,149	505	345	733	(48)	1,535

GROSS INCOME	12,920	3,780	10,386	(18)	27,068	10,710	3,560	8,360	(297)	22,333	9,303	3,377	6,616	(220)	19,076

Sales and income from the provision of non-financial services (net of expenses) and Other operating income/expense	30	51	(141)	15	(45)	39	42	(118)	(33)	(70)	55	36	(89)	(26)	(24)
General administrative expenses:
Personnel expenses	(3,014)	(1,037)	(2,222)	(236)	(6,509)	(2,684)	(1,062)	(1,975)	(204)	(5,925)	(2,510)	(1,119)	(1,742)	(183)	(5,554)
Other administrative expenses	(1,513)	(780)	(1,867)	(270)	(4,430)	(1,272)	(815)	(1,726)	(160)	(3,973)	(1,154)	(888)	(1,507)	(170)	(3,719)
Depreciation and amortization	(559)	(102)	(348)	(259)	(1,268)	(523)	(105)	(305)	(214)	(1,147)	(489)	(117)	(334)	(74)	(1,014)

NET OPERATING INCOME	7,864	1,912	5,808	(768)	14,816	6,270	1,620	4,236	(908)	11,218	5,205	1,289	2,944	(673)	8,765
Net impairment losses	(1,580)	(312)	(1,660)	(1,527)	(5,079)	(1,355)	(387)	(886)	77	(2,551)	(977)	(318)	(433)	(74)	(1,802)
Other gains/losses	39	22	(368)	1,745	1,438	(245)	—	(230)	803	328	(18)	76	(213)	853	698

PROFIT/(LOSS) BEFORE TAX	6,323	1,622	3,780	(550)	11,175	4,670	1,233	3,120	(28)	8,995	4,210	1,047	2,298	106	7,661

PROFIT FROM CONTINUING OPERATIONS	4,546	1,201	2,958	134	8,839	3,269	889	2,451	132	6,741	3,020	725	1,876	798	6,419
Profit from discontinued operations	—	—	112	685	797	1,147	114	124	120	1,505	111	86	134	—	331

CONSOLIDATED PROFIT FOR THE YEAR	4,546	1,201	3,070	819	9,636	4,416	1,003	2,575	252	8,246	3,131	811	2,010	798	6,750

PROFIT ATTRIBUTED TO THE GROUP	4,439	1,201	2,666	754	9,060	4,144	1,003	2,287	162	7,596	2,980	811	1,779	650	6,220

b)	Business segments
At this secondary level of segment reporting, the Group is structured into Commercial Banking, Asset Management and Insurance and Global Wholesale Banking; the sum of these three segments is equal to that of the three primary operating geographical segments. Total figures for the Group are obtained by adding to the business segments the data for the Financial Management and Equity Stakes segment.
The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Asset Management and Insurance segment includes the contribution to the Group arising from the design and management of the investment fund, pension and insurance businesses of the various units. The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all the globally managed treasury departments and the equities business.

The summarized income statements and other significant data are as follows:

	Millions of Euros
	2007					2006					2005
			Asset	Financial				Asset	Financial				Asset	Financial
		Global	Management	Management			Global	Management	Management			Global	Management	Management
	Commercial	Wholesale	and	and Equity		Commercial	Wholesale	and	and Equity		Commercial	Wholesale	and	and Equity
(Summarized) Income Statement	Banking	Banking	Insurance	Stakes	Total	Banking	Banking	Insurance	Stakes	Total	Banking	Banking	Insurance	Stakes	Total

NET INTEREST INCOME	15,339	1,492	52	(1,588)	15,295	12,310	1,241	35	(1,106)	12,480	10,640	724	35	(740)	10,659
Share of results of entities accounted for using the equity method	15	—	—	427	442	16	—	—	411	427	35	—	—	584	619
Net fee and commission income	6,668	919	423	30	8,040	5,966	646	423	(11)	7,024	5,196	488	396	(19)	6,061
Insurance activity income	—	—	319	—	319	—	—	257	(4)	253	—	—	199	3	202
Gains/losses on financial assets and liabilities and exchange differences	1,349	491	19	1,113	2,972	1,042	690	4	413	2,149	927	654	2	(48)	1,535

GROSS INCOME	23,371	2,902	813	(18)	27,068	19,334	2,577	719	(297)	22,333	16,798	1,866	632	(220)	19,076

Sales and income from the provision of non-financial services (net of expenses) and Other operating income/expense	(30)	(29)	(1)	15	(45)	(4)	(33)	—	(33)	(70)	25	(24)	1	(26)	(24)
General administrative expenses:
Personnel expenses	(5,603)	(542)	(128)	(236)	(6,509)	(5,165)	(447)	(109)	(204)	(5,925)	(4,907)	(350)	(114)	(183)	(5,554)
Other administrative expenses	(3,737)	(310)	(113)	(270)	(4,430)	(3,455)	(252)	(106)	(160)	(3,973)	(3,219)	(219)	(111)	(170)	(3,719)
Depreciation and amortization	(899)	(91)	(19)	(259)	(1,268)	(848)	(68)	(17)	(214)	(1,147)	(868)	(59)	(13)	(74)	(1,014)

NET OPERATING INCOME	13,102	1,930	552	(768)	14,816	9,862	1,777	487	(908)	11,218	7,829	1,214	395	(673)	8,765
Net impairment losses	(3,488)	(63)	(1)	(1,527)	(5,079)	(2,324)	(304)	—	77	(2,551)	(1,659)	(69)	—	(74)	(1,802)
Other gains/losses	(256)	(35)	(16)	1,745	1,438	(412)	(48)	(15)	803	328	(176)	12	9	853	698

PROFIT/(LOSS) BEFORE TAX	9,358	1,832	535	(550)	11,175	7,126	1,425	472	(28)	8,995	5,994	1,157	404	106	7,661

Other aggregates:
Total assets	678,867	166,979	18,071	220,156	1,084,073	668,960	153,005	15,667	160,836	998,468	624,040	145,163	9,172	158,562	936,937
Loans and advances to customers	510,561	52,975	22	1,919	565,477	474,253	47,948	171	974	523,346	404,656	30,163	194	816	435,829
Customer deposits	308,652	45,082	1	1,969	355,704	288,533	42,194	—	496	331,223	268,225	35,592	21	1,927	305,765

55.	Related-party transactions
The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its Board of Directors and the General Managers, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.
Following is a detail of the transactions performed by the Group with its related parties, distinguishing between associates and jointly controlled entities, members of the Bank’s Board of Directors, the Bank’s General Managers, and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or were charged to the related compensation in kind.

	Millions of Euros
	2007				2006				2005
	Associates	Members			Associates	Members			Associates	Members
	and Jointly	of the		Other	and Jointly	of the		Other	and Jointly	of the		Other
	Controlled	Board of	General	Related	Controlled	Board of	General	Related	Controlled	Board of	General	Related
	Entities	Directors	Managers	Parties	Entities	Directors	Managers	Parties	Entities	Directors	Managers	Parties

Assets:
Loans and advances to credit institutions	3,169	—	—	136	2,051	—	—	97	1,864	—	—	958
Loans and advances to customers	262	1	14	2,040	246	1	10	3,198	215	2	8	100
Debt instruments	—	—	—	293	103	—	—	51	—	—	—	—

Liabilities:
Deposits from credit institutions	(284)	—	—	—	(115)	—	—	(4)	(64)	—	—	(979)
Customer deposits	(4)	(7)	(18)	(265)	(249)	(63)	(8)	(133)	(25)	(98)	(7)	(68)
Marketable debt securities	—	—	—	—	(98)	—	—	—	—	—	—	—

Income statement:
Interest and similar income	110	—	—	117	80	—	—	35	19	—	—	29
Interest expense and similar charges	(11)	—	—	(6)	(25)	(2)	—	(3)	(1)	(3)	—	(12)
Gains/losses on financial assets and liabilities	6	—	—	21	—	—	—	22	—	—	—	—
Fee and commission income	48	—	—	15	30	1	—	36	10	1	—	1
Fee and commission expense	(16)	—	—	—	(12)	—	—	—	(1)	—	—	—

Others:
Contingent liabilities	365	—	2	968	40	—	2	1,333	96	—	—	45
Contingent commitments	358	1	1	280	467	—	1	2	117	—	—	477
Derivative financial instruments	7,823	—	4	831	6,121	—	—	245	—	—	—	—

56.	Risk management
Risk management at the Santander Group is based on the following principles:
•
Independence of the risk function with respect to the business. The head of the Group’s Risk Division, Mr. Matías Rodríguez Inciarte, as third deputy chairman and in his capacity as chairman of the Board’s Risk Committee, reports directly to the Executive Committee and the Board.

•
Commitment to supporting the business by contributing, without undermining the preceding principle, to the achievement of commercial objectives whilst maintaining risk quality. To this end, the organizational structure is adapted to the commercial structure so as to encourage cooperation between business and risk managers.

•	Collective decisions (even at branch level), which ensure that different opinions are taken into account and avoid situations in which decisions are taken individually.

•	Well-established tradition of using internal rating and scoring tools, return on risk-adjusted capital (RORAC), value-at-risk (VaR), economic capital, extreme scenario analyses, etc.

•
Global approach, achieved by addressing in full all the risk factors in all the business units and using the concept of economic capital as a consistent measure of the risk assumed and as the basis for assessing the management performed.

•	Desire to continue to target a medium-low risk profile, emphasizing its low volatility and its predictability, by:
•	seeking to achieve a high degree of risk diversification, thus limiting risk concentration on particular customers, groups, sectors, products or geographical locations.

•	maintaining a low level of complexity in Markets operations.

•	paying ongoing attention to risk monitoring in order to prevent potential portfolio impairment sufficiently in advance.
At Santander, the risk management and control process is structured into the following phases:
•	Establishment of risk policies that reflect Santander’s risk management principles;

•	Identification of risks, through the constant review and monitoring of exposures, the assessment of new products and businesses and the specific analysis of singular transactions;

•	Measurement of risks using extensively tested methods and models;

•	Definition of the Group’s risk appetite by setting overall and specific limits for the various types of risks, products, customers, groups, sectors and geographical locations;

•	Preparation and distribution of a complete set of reports that are reviewed daily by the heads at all levels of Santander management;

•	Implementation of a risk control system which checks, on a daily basis, the degree to which Santander’s risk profile matches the risk policies approved and the risk limits set.
For many years the Santander Group has managed risk using a number of techniques and tools which are described in detail in this section. The most noteworthy of these techniques and tools, due to the foresight with which Santander implemented them at the time and their current significance in light of the New Basel Capital Accord (BIS II), are as follows:
•
Internal ratings and scorings, based on qualitative and quantitative weighting of risk, which, by assessing the various risk components by customer and transaction, make it possible to estimate, firstly, probability of default and, subsequently, expected loss, based on LGD estimates.

•	Economic capital, as a homogeneous measure of the risk assumed and a basis for the measurement of the management performed.

•	RORAC, which is used both as a transaction pricing tool (bottom-up approach) and in the analysis of portfolios and units (top-down approach).

•	VaR, which is used for controlling market risk and setting the market risk limits for the various trading portfolios.

•	Extreme scenario analysis, used to supplement market and credit risk analyses in order to assess the impact of alternative scenarios, even on provisions and capital.
Consequently, Santander fully identifies with BIS II, insofar as it recognizes, from a regulatory standpoint, the leading-edge industry practices that the Group has implemented in advance. The entry into force of the aforementioned Capital Accord will enable Santander to once again demonstrate its strength in this field, which will entail the swift application of the advanced internal risk-based (AIRB) approach to the Group’s global management.
Due to the imminent implementation of the new regulatory framework (BIS II), 2007 was marked by the review conducted by the Bank of Spain and the Financial Services Authority (FSA) of the AIRB models of the Parent, Banesto and Abbey, whose portfolios represent approximately 70% of the Group’s total exposure. Once the Bank of Spain has issued the necessary rules, which are expected to be published in the near future, the Group will be able to use these internal models to calculate its regulatory capital.
A.	CORPORATE GOVERNANCE OF THE RISK FUNCTION
The responsibilities assigned to the Board’s Risk Committee are essentially as follows:
•	To propose to the Board the Group’s risk policy, which will identify, in particular:
•	The various types of risk (financial, operational, technological, legal and reputational, inter alia) facing the Group;

•	The information and internal control systems to be used to control and manage these risks;

•	The level of risk deemed acceptable;

•	The measures envisaged to mitigate the impact of the identified risks in the event that they materialize.
•	To conduct systematic reviews of the Group’s exposure to its main customers, economic activity sectors, geographical areas and types of risk.

•	To authorize the management tools and risk models and ascertain the result of their internal validation.

•	To ensure that the Group’s actions are consistent with the level of risk tolerance previously defined.

•
To resolve transactions outside the powers delegated to lower-ranking bodies and the overall limits for pre-classified risk categories in favor of economic groups or in relation to exposure by type of risk.

The Board’s Risk Committee has delegated certain of its powers to Risk Committees which are structured by geographical area, business line and type of risk. Although Banesto has been granted autonomous risk management powers within the Santander Group, the Executive Committee ensures that its risk management policy is consistent with the Group’s policies.
The Board’s Risk Committee, which is chaired by the third deputy chairman of the Santander Group and comprises a minimum of four and a maximum of six Group directors, normally meets twice a week.

B.	CREDIT RISK
Credit risk is the possibility of loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Group.
The following table shows the global map of credit risk, expressed in nominal amounts (with the exception of exposure in derivatives and repos, which is expressed in credit risk equivalent), to which the Group was exposed at December 31, 2007.

Santander Group — Gross Credit Risk Exposure
	Customer	Drawable	Sovereign	Private	Credit	Drawable	Derivatives
	Draw	by	Fixed-Income	Fixed-Income	Institutions	by Credit	and			Change/
	-downs	Customers	(Excl. Trad.)	(Excl. Trad.)	Drawdowns	Institutions	Repos (REC)	Total	%	Dec-06

Spain	298,281	56,290	14,460	8,334	24,092	1,008	13,135	415,600	49.6%	15.9%
Parent bank	179,476	38,604	10,895	3,613	18,142	670	9,545	260,945	31.1%	20.6%
Banesto	83,648	11,100	3,002	2,302	2,903	137	3,422	106,514	12.7%	6.4%
Other	35,157	6,586	563	2,419	3,047	201	168	48,141	5.8%	14.4%
Other European countries (*)	246,283	20,342	1,021	3,870	3,723	1	10,142	285,382	34.0%	8.8%
Germany	17,196	2,181	100	60	388	—	5	19,931	2.4%	13.6%
Portugal	23,016	6,431	794	290	1,046	1	1,845	33,423	4.0%	1.9%
UK	165,159	6,961	—	3,227	975	—	8,199	184,521	22.0%	2.2%
Other	40,911	4,769	127	293	1,314	—	93	47,507	5.6%	50.6%
Latin America	70,858	22,130	8,330	1,842	16,704	2,000	5,710	127,574	15.2%	9.0%
Brazil	22,654	7,537	2,334	418	9,036	—	2,031	44,010	5.3%	41.8%
Chile	18,291	3,448	704	550	936	1	2,027	25,959	3.1%	12.2%
Mexico	14,133	7,384	4,165	—	3,123	1,999	1,440	32,244	3.8%	(17.1%)
Other	15,778	3,761	1,127	874	3,609	—	212	25,361	3.0%	6.0%
Rest of the world	4,967	445	327	1,412	2,954	—	46	10,151	1.2%	30.2%

Total Group	620,389	99,207	24,138	15,458	47,473	3,009	29,033	838,707	100%	12.5%

%/Total	74.0%	11.8%	2.9%	1.8%	5.7%	0.3%	3.5%	100.0%

% Change/Dec-06	11.9%	10.3%	(4.0%)	61.0%	49.9%	75.8%	(13.1%)	12.5%

Data at 31/12/07, prepared on the basis of legal-entity criteria.

Derivatives, including repos, expressed in credit risk equivalent.

Balances drawn down by customers exclude repos (€28,980 million).

Balances with credit institutions (excluding repos and trading portfolio) include €27,770 million of deposits at central banks.

(*)	Includes the assets of Santander Consumer Finance, including Drive.
Spain accounts for 50% of the nominal credit risk exposure, a similar percentage to 2006, with absolute growth of 16% on December. The strong growth in the customer business in Spain (drawn-down balance up 12%) was accompanied by a decrease in sovereign fixed-income securities. Other European countries represent more than one third of credit risk exposure. Particularly noteworthy in this respect is the presence in the United Kingdom through Abbey, which accounts for 22% of the exposure. Taken as a whole, Europe represents 84% of credit risk exposure.
Latin America accounts for 15% of credit risk exposure, a similar proportion to 2006. Countries with higher credit ratings (investment grade) represent more than half of the exposure in the region, whereas countries with lower credit ratings represent only 5% of the Group’s exposure.
The organization of the Group’s risk function is customer-centric. To this end, customers are classified for risk management purposes into two major groups or segments: individualized and standardized.
•
Individualized risks: individualized customers are defined as those to which, either explicitly or implicitly, the Group has assigned a Risk Analyst (belonging to a Business Analysis Unit or to Corporate Banking Risks or Exposure to Financial Institutions). This category includes the following segments: Corporate Banking, Financial Institutions, Sovereigns and certain enterprises belonging to Commercial Banking.

•
Standardized risks: standardized customers are those which have not been assigned a specific Risk Analyst and with respect to which the Group’s current or potential exposure does not exceed a pre-established amount. This category includes Individuals, Individual Entrepreneurs, and Commercial Banking enterprises not classified as individualized customers.

The Wholesale and Corporate Banking Risk Area deals with the Group’s global customers (Large Corporations and Multinational Financial Groups).
For large corporate groups, a pre-classification model is used (which sets a maximum internal risk limit), based on an economic capital measurement and monitoring system.

B.1	Rating tools
Since 1993 the Group has used proprietary internal rating models to measure the degree of risk inherent in a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the Entity’s historical experience, with the exception of certain portfolios classified as “low default portfolios”. More than 200 internal rating models are used in the Group’s loan approval and risk monitoring process.
Global rating tools are applied to the Sovereign Risk, Financial Institutions and Global Wholesale Banking segments. Management of these segments is centralized at Group level, for both rating calculation and risk monitoring purposes. These tools furnish a rating for each customer, which combines the results provided by a quantitative or automatic module, a qualitative or expert analyst adjustment module, and a set of final adjustments.
B.2.	Customer segmentation for credit risk management
The table below details the distribution, by segment, of the credit risk exposure to customers in terms of EAD. Approximately 83% of total risk exposure to customers (excluding sovereign and counterparty risk) relates to the SME and individuals financing segments, which reflects the commercial orientation of the Santander Group’s business and risks. The expected loss arising from customer exposure is 0.81%, as compared with 0.68% for the Group’s total credit risk exposure, and, accordingly, the profile of the credit risk assumed can be classified as medium-low.

	Segmentation of Credit Risk Exposure
			Average	Average
	EAD	%	PD	LGD	EL

Sovereign	56,827	7.6%	0.03%	25.3%	0.01%
Counterparty	69,887	9.4%	0.19%	41.2%	0.08%
Public sector	1,635	0.2%	0.65%	21.3%	0.14%
Corporate	101,383	13.6%	0.67%	40.4%	0.27%
Businesses	154,076	20.6%	2.27%	29.3%	0.67%
Mortgages	257,001	34.4%	2.72%	7.1%	0.19%
Consumer loans	89,072	11.9%	6.10%	45.1%	2.75%
Cards	13,553	1.8%	8.30%	62.1%	5.15%
Other	3,302	0.4%	2.40%	57.0%	1.37%
Memorandum item — customers	620,022	83.0%	2.88%	28.0%	0.81%

Total	746,737	100.0%	2.41%	28.1%	0.68%

Source: Economic Capital Model — December 2007 (millions of euros).
B.3	Control and monitoring systems
A robust control environment is of vital importance in ensuring the adequate management of credit risk and in keeping the Entity’s risk profile in line with the parameters defined by the Board of Director and senior management. Also, from the regulatory standpoint (Sarbanes-Oxley, BIS II), financial institutions are required to have a control system that is commensurate with the size and complexity of each organization.
In 2006, within the corporate framework established in the Group for compliance with the Sarbanes-Oxley Act, a corporate tool was made available on the Group’s intranet for the documentation and certification of all the subprocesses, operational risks and related mitigating controls. The Risk Division, as a part of the Group, assessed the efficiency of the internal control of its activities in 2006, and is currently conducting the same assessment for 2007, in which no material shortcomings have been detected.
Prior to conducting these assessments at the Parent bank, the subprocesses were documented in keeping with established internal policies and procedures, and for each control a person was designated as responsible for performing the related assessment, in terms of design and operation, which was later ratified by the head of the corresponding subprocess, process and activity. This assessment was performed in accordance with the procedure, scope and documentation requirements established in the Group’s internal control model which, in turn, was based on the framework proposed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Consequently, these assessment exercises serve to steadily strengthen the components of process control and discipline with respect to those previously in place.

B.4	Concentration risk
Concentration risk is an essential factor in the area of credit risk management. The Group constantly monitors the degree of concentration of its credit risk portfolios, by geographical area/country, economic sector, product and customer group.
The Board’s Risk Committee establishes the risk policies and reviews the exposure limits required to ensure adequate management of credit risk portfolio concentration.
C.	MARKET RISK
C.1	ACTIVITIES SUBJECT TO MARKET RISK
The Financial Risks area measures, controls and monitors all operations in which net worth risk is assumed. This risk arises from changes in the risk factors —interest rate, exchange rate, equities and the volatility thereof— and from the solvency and liquidity risk of the various products and markets in which the Group operates.
The activities are segmented by risk type as follows:
a)	Trading: this item includes financial services for customers, trading operations and positioning in fixed-income, equity and foreign currency products.

b)
Balance sheet management: interest rate risk and liquidity risk arising as a result of the maturity and repricing gaps of all assets and liabilities. This item also includes the active management of the credit risk inherent in the Group’s balance sheet.

c)	Structural risks:
•
Structural foreign currency risk/hedges of results: foreign currency risk arising from the currency in which investments in consolidable and non-consolidable companies are made (structural exchange rate). This item also includes the positions taken to hedge the foreign currency risk on future results generated in currencies other than the euro (hedges of results).

•	Structural equities risk: this item includes equity investments in non-consolidated financial and non-financial companies that give rise to equities risk.
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
Each of these activities is measured and analyzed using different tools in order to reflect their risk profiles as accurately as possible.
C.2	METHODOLOGIES
(C.2.1) Trading
The standard methodology applied to trading activities by the Santander Group in 2007 was Value at Risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed. Specifically, the Group uses a time window of two years or at least 520 daily data obtained retrospectively from the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported is the higher of these two figures.

VaR is not the only measure. It is used because it is easy to calculate and because it provides a good reference of the level of risk incurred by the Group. However, other measures are simultaneously being implemented to enable the Group to exercise greater risk control in all the markets in which it operates.
One of these measures is scenario analysis, which consists of defining behavior scenarios for various financial variables and determining the impact on results of applying them to the Group’s activities. These scenarios can replicate past events (such as crises) or, conversely, determine plausible scenarios that are unrelated to past events. A minimum of three types of scenarios are defined (plausible, severe and extreme) which, together with VaR, make it possible to obtain a much more complete spectrum of the risk profile.
The positions are monitored daily through an exhaustive control of changes in the portfolios, the aim being to detect possible incidents and correct them immediately. The daily preparation of an income statement is an excellent risk indicator, insofar as it allows us to observe and detect the impact of changes in financial variables on the portfolios.
Lastly, due to their atypical nature, derivatives and credit management activities are controlled by assessing specific measures on a daily basis. In the case of derivatives, these measures are sensitivities to fluctuations in the price of the underlying (delta and gamma), in volatility (vega) and in time (theta). For credit management activities, the measures controlled include sensitivity to spread, jump-to-default and position concentrations by rating level.
(C.2.2) Balance-sheet management
1.	Interest rate risk
The Group analyses the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate repricing gaps in the various balance sheet items.
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
a)	Interest rate gap of assets and liabilities
The interest rate gap analysis focuses on the mismatches between the interest reset periods of on-balance-sheet assets and liabilities and of off-balance-sheet items. This analysis facilitates a basic snapshot of the balance sheet structure and enables concentrations of interest rate risk to be detected in the various maturities. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the Entity’s net interest margin and market value of equity.
The flows of all the on- and off-balance-sheet aggregates must be broken down and placed at the point of repricing or maturity. The duration and sensitivity of aggregates that do not have a contractual maturity date are analyzed and estimated using an internal model.
b)	Net interest margin (NIM) sensitivity
Net interest margin sensitivity measures the change in the expected accruals for a given period (12 months) in the event of a shift in the interest rate curve.
Net interest margin sensitivity is calculated by simulating the margin both for a scenario of changes in the interest rate curve and for the current scenario, the sensitivity being the difference between the two margins so calculated.

c)	Market value of equity (MVE) sensitivity
Market value of equity sensitivity is a supplementary measure to net interest margin sensitivity.
This sensitivity measures the interest rate risk implicit in the market value of equity based on the effect of changes in interest rates on the present values of financial assets and liabilities.
d)	Value at Risk (VaR)
The Value at Risk for balance sheet aggregates and investment portfolios is calculated by applying the same standard as that used for Trading: historical simulation with a confidence interval of 99% and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed.
e)	Scenario analysis
Two interest rate behavior scenarios are established: maximum volatility and severe crisis. These scenarios are applied to the activities under analysis, thus obtaining the impact on the market value of equity and the net interest margin projections for the year.
2.	Liquidity risk
Liquidity risk is associated with the Group’s ability to finance its commitments at reasonable market prices and to carry out its business plans with stable sources of funding. The Group permanently monitors maximum gap profiles.
The measures used to control liquidity risk in Balance Sheet Management are the liquidity gap, liquidity ratios, stress scenarios and contingency plans.
a)	Liquidity gap
The liquidity gap provides information on contractual and expected cash inflows and outflows for a given period for each currency in which the Group operates. The gap measures net cash requirements or surpluses at a given date and reflects the liquidity level maintained under normal market conditions.
The Group conducts two types of liquidity gap analyses, depending on the balance sheet item in question:
1.
Contractual liquidity gap: all cash-flow generating on- and off-balance-sheet items are analyzed and placed at the point of contractual maturity. For assets and liabilities without contractual maturities, an internal analysis model is used based on a statistical study of the time series of the products, and the so-called stable or instable balance for liquidity purposes is determined.

2.
Operational liquidity gap: this is a scenario for normal liquidity profile conditions, since the cash flows of the on-balance-sheet items are placed at the point of probable liquidity rather than at the point of contractual maturity. In this analysis, the definition of the behavior scenario (renewal of liabilities, discounts in portfolio disposals, renewal of assets, etc.) is the fundamental point.

b)	Liquidity ratios
The liquidity ratio compares the liquid assets available for sale or transfer (after the relevant discounts and adjustments have been applied) with the total amount of liabilities (including contingencies). This ratio shows, by non-consolidable currency, the Entity’s capacity to immediately respond to its commitments.
Cumulative net illiquidity is defined as the 30-day cumulative gap obtained from the modified liquidity gap. The modified contractual liquidity gap is calculated on the basis of the contractual liquidity gap, and places liquid assets at the point of settlement or transfer rather than at the point of maturity.
c)	Scenario analysis/Contingency Plan
The Santander Group’s liquidity management focuses on adopting all the measures required to prevent a crisis. It is not always possible to predict the causes of a liquidity crisis and, therefore, contingency plans focus on the modeling of potential crises by analyzing various scenarios, the identification of crisis types, internal and external communications, and individual responsibilities.

The Contingency Plan spans management activity from local unit to head office level. At the first sign of a crisis, it specifies clear lines of communication and suggests a wide range of responses to different levels of crisis.
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
(C.2.3) Structural foreign currency risk / Hedges of results / Structural equities risk
These activities are monitored by measuring positions, VaR and results.
C.3	RISKS AND RESULTS IN 2007
(C.3.1) Trading
The average VaR of the Group’s trading portfolio in 2007, €28.9 million, was lower than that for 2006.
(C.3.2) Balance sheet management
1.	Interest rate risk

a)	Convertible currencies
At the end of December 2007, the sensitivity of the net interest margin at one year to parallel increases of 100 b.p. in the euro interest rate curve was negative by €362 million, substantially all the risk being concentrated on the Parent bank. The sensitivity of the margin for other convertible currencies is scantly material.
Also at 2007 year-end, the sensitivity of value to parallel increases of 100 b.p. in the main interest rate curves was concentrated on the euro and pound sterling curves, whose sensitivities were negative by €161 million and GBP 197 million, respectively.
b)	Latin America
The interest rate risk in Balance Sheet Management portfolios in Latin America, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 b.p. in the interest rate curve, remained at low levels throughout 2007, fluctuating within a narrow band and reaching a high of €54 million in October. Measured in terms of value sensitivity, it fluctuated between €300 million and €400 million, showing a downward trend in the second half of the year, due mainly to the reduction of the portfolio positions in Mexico. This portfolio, consisting of local-currency government securities and interest rate swaps, is intended to cover possible future margin losses.
At the end of December 2007, the risk consumption for the region, measured in terms of 100 b.p. sensitivity of the MVE, stood at €326 million (December 2006: €377 million), while the net interest margin risk at one year, measured in terms of 100 b.p sensitivity of this margin, was €21 million (December 2006: €20 million).
2.	Structural credit risk management
The aim of structural credit risk management is to reduce, through the sale of assets, the concentrations that arise naturally as a result of commercial activity. These transactions are financed with the acquisition of other assets which permit diversification of the loan portfolio as a whole. The Financial Management area analyses these strategies and submits management proposals to the ALCO with a view to optimizing credit risk exposure and contributing to the creation of value.

3.	Structural liquidity management
Structural liquidity management seeks to finance the Group’s recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.
The Group manages its liquidity on the basis of the ample structural liquidity resulting from its commercial banking activities and of the following management principles founded on prudence and anticipation:
•
Ample structural liquidity position. Since Santander is basically a commercial bank, customer deposits constitute the main source of liquidity in its financing structure. These deposits, combined with capital and other similar instruments, enable the Group to cover most of its liquidity requirements and, as a result, reduce the need to seek financing in the wholesale markets.

•
Thus, in Latin America the excess of deposits over loans means that in practice the raising of financing in wholesale markets is residual, corresponding basically to the need to maintain a presence and to achieve diversification. As regards the rest of the Group (referred to as the “convertible currencies area”), deposits plus long-term on-balance-sheet funds (capital and similar liabilities) cover approximately three quarters of loans (excluding securitizations).

•	Broad access to wholesale liquidity markets based on high short- and long-term ratings.

•
Obtainment of liquidity through diversification in markets and instruments. The Group is actively present in a wide, diverse range of financing markets, thus limiting its dependence on specific markets and ensuring the availability of ample market funding.

•
This enables the Group to have an adequate structure of medium- and long-term issues, with reduced short-term wholesale financing (at 2007 year-end, commercial paper and notes represented only 7% of total wholesale financing). This structure is based on securitizations (accounting for around one third of the total) and a medium- and long-term issue portfolio (around 60% of the total) featuring high product diversification and an average maturity of 4.4 years.

•
High capacity to obtain on-balance-sheet liquidity. The Group has on its balance sheet, aligned with its positions, a diversified portfolio of liquid assets and assets convertible into cash in the short term.

•
Independent financing of subsidiaries within a centralized management structure. The main legal entities, with the exception of Santander Consumer Finance, must obtain financing in the wholesale markets based on their needs and establish their own liquidity and contingency plans, without resorting to credit facilities from the Parent to fund their activities.

•
The Group, as a holding, performs control and management functions, which involves planning its funding requirements, structuring the sources of financing to achieve optimum diversification in terms of maturities, instruments and markets, and defining contingency plans.

In practice, the liquidity management performed by the Group consists of the following:
•
Each year, a liquidity plan is prepared on the basis of the financing needs arising from the budgets of each business. Based on these liquidity requirements and taking into account certain prudential limits on the obtainment of short-term market financing, the Group establishes an issue and securitization plan for the year.

•	Throughout the year the Group periodically monitors the actual changes in financing requirements and updates this plan accordingly.

•
Another task of fundamental importance is the control and analysis of liquidity risk. The primary objective is to guarantee that the Group has sufficient liquidity to meet its short- and long-term financing requirements in normal market situations. To this end, the Group employs certain balance-sheet control measures, such as the liquidity gap and liquidity ratios.

Simultaneously, various scenario (or stress-scenario) analyses are conducted which consider the additional requirements that could arise if certain extreme but plausible events occur. The aim pursued is to cover a broad spectrum of situations that are more or less likely to affect the Group, thus enabling it to prepare the related contingency plans.

The scenario analyses conducted in the last four months of 2007 evidenced how the Group, even in a scenario of scant demand for medium- and long-term issues, maintained ample liquidity conditions.

Set forth below are certain highlights of structural liquidity management in 2007:
•
Throughout the year, the Group’s units in the convertible currencies area obtained a total of €45,000 million through medium- and long-term issues in the wholesale markets, and securitized assets for a further €44,500 million.

•
The Group’s structural liquidity position (long-term on-balance-sheet deposits and funds cater for 75% of its needs in the convertible currencies area and for more than 100% in the Latin American banks) and the quantity and quality of its liquid assets continue to enable Santander to conduct its lending business as usual.

(C.3.3) Structural foreign currency risk/hedges of results
Structural foreign currency risk arises from the Group’s operations in foreign currencies, and relates mainly to long-term investments, and the results and hedges of those investments.
Foreign currency risk is managed dynamically in order to limit the impact on capital of currency depreciations and optimize the financial cost of hedges.
The Group’s general policy for managing the foreign currency risk on long-term investments is to finance these investments in the currency in which they are denominated, provided that the market is sufficiently deep and the cost is justified by the expected currency depreciation. Also, hedges are arranged on an as-needed basis when it is considered that a local currency may weaken against the euro at a significantly quicker pace than that at which it is being discounted in the market.
At 2007 year-end, the Group had hedged all its significant investments in foreign subsidiaries (including the foreign currency risk arising from the direct investment in Banco Real) through option structures. These hedges protect the Group’s capital against the impact of currency depreciation (exceeding a given level).
(C.3.4) Exposures relating to special assets and businesses
The Santander Group’s exposure to complex structured instruments and vehicles is highly limited:
•	No exposure to sub-prime mortgages;

•	Non-material exposure subject to mark-to-model;

•	Limited exposure to hedge funds, asset-backed securities, monoliners, conduits, etc.;
The Santander Group’s policy with respect to the approval of new transactions has traditionally been very prudent and conservative, subject to strict supervision by senior Group management. Before approval is given for a new transaction, product or underlying, the Risk Division checks:
•	whether there is an adequate valuation model to monitor the value of each exposure: mark-to-market, mark-to-model or mark-to-liquidity;

•	whether the inputs enabling application of the valuation model are available in the market.
Provided the two aforementioned conditions are met, the Division ascertains:
•	the availability of adequate systems duly adapted for the calculation and daily monitoring of the results, positions and risks of the new transactions envisaged.

•	the degree of liquidity of the product or underlying, with a view to arranging the related hedge on a timely basis.

(C.3.5) Structured financing operations
The Santander Group’s structured financing operations are subject to low exposure and are diversified in terms of product type, sector and number of transactions.
D.	OPERATIONAL RISK
The Santander Group defines operational risk as “the risk of loss resulting from deficiencies or failures of internal processes, human resources or systems or that arising due to external causes”. This risk relates to events of a purely operational nature, which differentiates it from market or credit risk.
The Group’s aim in operational risk control and management is to identify, prevent, measure, mitigate and monitor this risk.
The overriding requirement for the Group, therefore, is to identify and eliminate any clusters of operational risk, irrespective of whether losses have been incurred. Measurement of this risk also facilitates its management, since it enables priorities to be established and decisions to be hierarchized.
Analysis and monitoring of controls in market operations
The turmoil in the financial markets in 2007 and the increased operational risk arising from the growing complexity of financial instruments prompted the Group to steadily strengthen the operational control of its financial market activities, thus bolstering the highly stringent and conservative risk and operational principles already applied on a regular basis by the Santander Group.
In addition to specifically monitoring all operational control-related matters, in all its units the Group placed greater emphasis on the following aspects, the reviews conducted being validated on a monthly basis by the management Committee of each unit. The most noteworthy of these aspects are as follows:
•	Review of the valuation models and, in general, of the values of the portfolios.

•	Processes for the capture and independent validation of prices.

•	Adequate confirmation of transactions with counterparties.

•	Review of transaction cancellations/modifications.

•	Review and monitoring of the effectiveness of guarantees, collateral and risk mitigators.
Role of insurance in operational risk management
The Santander Group was a pioneer in considering insurance as a key factor in operational risk management. Since 2004 the Operational Risk area has worked closely with the Insurance area in the Santander Group in all activities leading to improvements in the two areas.
As a result of this cooperation, the Santander Group has classified its insurance policies by type of operational risk, based on internal and BIS classifications. At December 31, 2007, 90% of its banking business had been catalogued in this way.
The BBB policy provides protection against, for instance, the losses resulting from internal fraud, robbery, raids, electronic crime, forgery and fraudulent mortgages.

E.	ECONOMIC CAPITAL
In calculating economic capital, a bank must decide what level of losses it wishes to cover, i.e. with what confidence level it wishes to ensure the continuity of its business. The target confidence level that the Santander Group intends to achieve using economic capital is 99.97%, higher than the 99.90% assumed by the regulatory capital formulas proposed in the New Basel Capital Accord. The difference between the two levels means that the probability of failure assumed by the Group is 0.03%, instead of 0.1%, i.e. 3 times lower (3 times better) than the BIS proposal.
In external rating terms, a 99.97% confidence level requires the Group to have sufficient capital to achieve a degree of solvency equivalent to an AA rating, whereas the maximum rating attainable with a 99.90% confidence level would be A-, given the higher associated probability of failure.
The Group’s economic capital model enables it to quantify the consolidated risk profile taking into account all the significant risks of the business and the diversification effect inherent in a multinational, multibusiness group like Santander. The Group is using this model as a basis for its proposal in the Internal Capital Adequacy Assessment Process in accordance with Bank of Spain rules within the framework of Pillar 2 of Basel II.
The economic capital measurement and aggregation model pays particular attention to the concentration risk for wholesale portfolios (large corporations, banks and sovereigns).
Analysis of global risk profile
At December 31, 2007, the distribution, by type of risk and main business units, of the Group’s global risk profile measured in terms of economic capital, was as follows:

By business unit:

Latin America	25.5%
Financial Management and Investments	31.6%
Abbey	5.3%
Santander Network Spain	8.1%
Banesto	6.2%
Wholesale Banking Spain	8.7%
Portugal	3.3%
Santander Consumer	5.7%
Other	5.7%

By type of risk:

Credit risk	48.2%
Equities market risk	21.4%
Other market risks	9.1%
Structural interest rate risk	5.9%
Business risk	3.9%
Operational risk	6.6%
Other risks	5.0%
The lending business, which accounts for 48.2% of the Group’s economic capital, continues to be the main source of risk. It is followed in importance by equities market risk, which was heightened at 2007 year-end due to the treatment under the capital model of the investment in RFS Holding (Banco Real).
The distribution of the economic capital among the main units reflects the diversification of the Group’s business. Latin America, with 25.5%, accounts for a slightly lower proportion than in 2006.

F.	REPUTATIONAL RISK
The Santander Group considers the reputational risk function to be an essential feature of its activities in all areas of the Organization. Management of this risk is performed mainly through:
Global New Products Committee (CGNP)
Any new product or service that a Santander Group entity intends to market must be authorized by this Committee.
In 2007 the Committee held 14 meetings (two of which were conducted in writing without convening a formal meeting), at which a total of 186 products or product families were analyzed.
A Local New Products Committee is set up in each country in which a Santander Group entity is based. Once a new product or service has undergone the required procedures, this Committee must seek the approval of the Global New Products Committee. In Spain, the functions of the Local New Products Committee are discharged by the Global New Products Committee.
The areas represented on the Global New Products Committee, which is chaired by the General Secretary, are: Tax Advisory, Legal Advisory, Customer Care, Internal Audit, Commercial Banking, Global Corporate Banking, Santander Private Banking, Compliance, the Controller’s Unit, Financial Transactions and Markets, Operations and Services, Global Wholesale Banking Risks, Corporate Banking Risks and IFIs, Credit Risk, Financial Risks, Methodology, Processes and Infrastructure Risks, Operational Risk, Technology, Global Treasury, Universities and, lastly, the unit proposing the new product or a representative of the Local New Products Committee.
Before a new product or service is launched, the aforementioned areas, together with any independent experts required to correctly evaluate the risks incurred (such as, for example, Money Laundering Prevention), conduct an exhaustive analysis of all the matters involved and express their opinion as to whether the product or service should be marketed.
On the basis of the documentation received, the Global New Products Committee, after checking that all requirements for the approval of the new product or service have been met and considering the risk guidelines established by the Santander Group’s Risk Standing Committee, either approves, rejects or sets conditions for the proposed new product or service.
The Global New Products Committee pays particular attention to the suitability of the new product or service for the environment in which it is to be marketed. To this end, it places particular emphasis on ensuring that:
•	Each product or service is sold by people who know how to sell it.

•	Customers know what they are investing in and are aware of the risk involved in the particular product or service, and this can be evidenced by supporting documentation.

•	The product or service fits the customer’s risk profile.

•
Each product or service is sold where its sale is possible, not only from a legal or tax standpoint (i.e. it complies with the legal or tax regime of the country in question), but also with regard to the local financial culture.

•	When a given product or service is approved, maximum placement limits are set for the amount that can be sold in each country.
Procedures Manual for the Marketing of Financial Products
This Manual, which has been used at Banco Santander since 2004 in the retail sale of financial products in Spain, was fully updated in 2007 as a result of the entry into force on 1 November of Directive 2004/39 on Markets in Financial Instruments (“MiFID”), which establishes new requirements governing the sale of financial products.
The objective of this Manual is to guarantee: (i) the appropriate valuation of financial products prior to their commercial use; (ii) the proper conduct of commercial activities, based on the characteristics of the service, the product and the customer; and (iii) compliance with the regulations applicable to the marketing of financial products, including MiFID.
Investment services for financial products, including: fixed-income or equity securities or other financial instruments, money market instruments, shares or units in collective investment undertakings, savings and investment insurance, traded derivatives, OTC derivatives and atypical financial contracts, will be subject to this Manual. Nevertheless, the Global New Products Committee may opt to include other financial products within the scope of the Procedures Manual.
The Manual starts out with a segmentation of customers and products and establishes various categories of commercial treatment, which basically depend on the type of service to be provided. The combination of these elements (customer category, product type and commercial treatment) produces a matrix that determines the mechanism to be applied (advisability test, suitability test) in order to assess a customer’s suitability for a given product, and to establish the warnings that should be given to the customer.

The customer and product segmentation is the result of uniting the internal classification used by Santander prior to MiFID with that established by the Directive, giving rise to a level of protection that surpasses the minimum required under MiFID.
The various types of commercial treatment, arranged on a scale of descending involvement of the Bank, are as follows: (i) advised sale, which includes, in turn, portfolio advice and management; and (ii) non-advised sale, which encompasses marketing and mere performance of the sale.
In 2007, 120 products subject to this Manual were submitted for approval. Although the vast majority of these products are investment funds, authorization was also granted for the marketing of other kinds of products, such as warrants, hedging products, preference shares and IPOs and secondary offerings.
Of these 120 products, 68 were new products submitted to the Global New Products Committee and 52 were existing products submitted to the Office of the Manual (this specific body created to oversee implementation of the Manual forms part of the Compliance Department). These 120 products were categorized as follows: 36 green products (30%), 49 yellow products (41%) and 32 red products (27%). Three products were not assigned any color: two of them because they are generic products to which a color will be assigned for each particular issue that it is intended to market, and the third because its approval is conditional upon a final review. The red, yellow and green colors are assigned, not only on the basis of the risk of loss involved, but also taking into account the difficulty experienced by the public in understanding the features of the related products.
Of the 28 products approved on or after 1 November, 19 were classified under MiFID as complex products and 9 as non-complex products.
Board’s Risk Committee
The Board’s Risk Committee, in its capacity as the body ultimately responsible for global risk management and for all banking operations, assesses, with the support of the General Secretary’s Division, the reputational risk within its scope of competence in areas for which it has decision-making powers.
Audit and Compliance Committee
The Audit and Compliance Committee is also responsible for the Group’s reputational risk. Amongst other functions, it supervises compliance with the Group’s Code of Conduct in Securities Markets, the manuals and procedures for the prevention of money laundering and, in general, the Bank’s governance and compliance rules, and makes any required proposals for improvement.

57.	Significant differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. generally accepted accounting principles
As described in Note 1, the accompanying Consolidated Financial Statements of the Santander Group are presented in the formats stipulated by the Bank of Spain Circular 4/2004, of 22 December, on Public and Confidential Financial Reporting Rules and Formats, and were prepared by applying the generally accepted accounting principles for the International Financial Reporting Standards, as adopted by the European Union pursuant to Regulation (EC) Nº 1606/2002 of the European Parliament of the Council of July 19, 2002. Such formats and accounting principles vary in certain respects from those generally accepted in the United States (“U.S. GAAP”). This Note includes relevant information about valuation differences, differences in Financial Statements presentation and additional disclosure requirements.
IFRS 1 “First-time Adoption of International Financial Reporting Standards” provides first-time adopters of the EU-IFRS with a number of exemptions and exceptions from full retrospective application, some of which were applicable to Santander Group. Had the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 been applied fully retrospectively, net income and shareholders’ equity under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 shown in the tables below would have been different and the reconciling items to U.S. GAAP shown below would also have been different.
The information included in this Note is classified as follows:

Note 57.1.	U.S. GAAP Recent Pronouncements

Note 57.2.	Significant valuation and income recognition principles under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP

Note 57.3.	Net Income and Stockholders’ Equity reconciliations between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP

Note 57.4.	Significant presentation differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP

Note 57.5.	Consolidated financial statements

Note 57.6.	Preference Shares and Preferred Securities

Note 57.7.	Business combinations: Goodwill and Other assets and liabilities

Note 57.8.	Earnings per Share

57.1 U.S. GAAP Recent Pronouncements
A summary of the recent pronouncements that have been adopted by the Group as of December 31, 2007, is as follows:
1.
In September 2005, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 05-1 “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts”. SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS 97 “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments”. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The adoption of SOP 05-1 did not have a material impact on the Group’s financial position or results of operations.

2.
In March 2006, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 156 “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”. SFAS 156 amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 requires a company to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract principally in a transfer of the servicer’s financial assets that either meets the requirements for sale accounting, or is to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits a company to choose to subsequently measure each class of separately recognized servicing assets and servicing liabilities using either a specified amortization method or a specified fair value measurement method. At its initial adoption, SFAS 156 permits a one-time reclassification of available-for-sale securities to trading securities by companies with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under SFAS 115, provided that the available-for-sale securities are identified in some manner as offsetting the company’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. SFAS 156 is applicable to all transactions entered into in fiscal years that begin after September 15, 2006. The adoption of this statement did not have a material impact on the Group’s financial position, results of operations or cash-flows.

3.
In April 2006, the FASB issued FASB Interpretation (“FIN”) 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (FSP FIN 46(R)-6). FSP FIN 46(R)-6 addresses the application of FIN 46(R), “Consolidation of Variable Interest Entities,” in determining whether certain contracts or arrangements with a variable interest entity (VIE) are variable interests by requiring companies to base such evaluations on an analysis of the VIE’s purpose and design, rather than its legal form or accounting classification. FSP FIN 46(R)-6 is required to be applied for all reporting periods beginning after June 15, 2006. The adoption of FSP FIN 46(R)-6 did not have a material impact on the Group’s financial position, results of operations or cash-flows.

4.
In July 2006, the FASB issued a Staff Position, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leverage Lease Transaction” (FSP 13-2), which provides guidance regarding changes or projected changes in the timing of cash flows relating to income taxes generated by a leveraged lease transaction. Leveraged leases can provide significant tax benefits to the lessor. Since changes in the timing and/or amount of these tax benefits may have a material effect on the cash flows of a lease transaction, a lessor, in accordance with FSP 13-2, will be required to perform a recalculation of a leveraged lease when there is a change or projected change in the timing of the realization of tax benefits generated by that lease. FSP 13-2 is effective for fiscal years beginning after December 15, 2006 with early application permitted. The adoption of FSP 13-2 did not have a material impact on the Group’s financial position or results of operations.

5.
On July 13, 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (FIN 48). This statement was issued to provide additional guidance and clarification on accounting for uncertainty in income tax positions. The interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions, as well as increased disclosure requirements with regards to uncertain tax positions. This interpretation of FASB Statement No. 109 uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than fifty percent likely to be realized. FIN 48 also sets out disclosure requirements to enhance transparency of an entity’s tax reserves. The adoption by the Group of FIN 48 had no material effect on the retained earnings as of January 1, 2007.

6.
In May 2007, the FASB issued a Staff Position “Definition of Settlement in FASB Interpretation No. 48” (FSP FIN 48-1). FSP FIN 48-1 clarifies that a tax position can be considered “effectively settled” upon completion of an examination by a taxing authority without being legally extinguished. Where tax positions are considered effectively settled, an entity recognizes the full amount of tax benefit, even if (1) the position is not considered more likely than not to be sustained solely on the basis of its technical merits and (2) the statute of limitations remains open. FSP FIN 48-1 is effective on adoption of FIN 48. The adoption of FSP FIN 48-1 did not have a material effect on the Group’s financial position or results of operations.

Additionally, a summary of the recent pronouncements that have been issued but have not yet been adopted by the Group as of December 31, 2007, is as follows:
1.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). This Standard defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. In addition, SFAS No. 157 disallows the use of block discounts and supersedes the guidance in EITF 02-3, which prohibited the recognition of day-1 gains on certain derivative trades when determining the fair value of instruments traded in an active market. With the adoption of this Standard, these changes will be reflected as a cumulative effect adjustment to the opening balance of retained earnings. The Standard also requires reflecting its own credit standing when measuring the fair value of debt it has issued, including derivatives, prospectively from the date of adoption. SFAS No. 157 is effective for fiscal years beginning after January 1, 2008, with earlier adoption permitted. The Group continues to evaluate the potential impact of adopting this Statement.

2.
In February 2008, the FASB issued a Staff Position “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement Under Statement 13” (FSP FAS 157-1) which amends SFAS 157 “Fair value measurements”, where leases that fall under the scope of SFAS 13 “Accounting for leases” are excluded from the scope of SFAS 157. FSP FAS 157-1 is effective on the adoption of SFAS 157. The Group continues to evaluate the potencial impact of the adoption of FSP FAS 157-1.

3.
In February 2008, the FASB issued a Staff Position “Effective Date of FASB Statement No. 157” (FSP FAS 157-2) which delays the effective date of SFAS 157 for non-recurring fair value measurements of non financial assets and liabilities until fiscal years beginning after November 15, 2008. Entities are encouraged to adopt SFAS 157 in its entirety. FSP FAS 157-2 is effective upon issuance. The Group continues to evaluate the potencial impact of the adoption of FSP FAS 157-2.

4.
In February 2007, the FASB issued SFAS No. 159 ‘‘The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115’’. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. Eligible items include a financial asset and financial liability, a firm commitment involving financial instruments that would not otherwise be recognized at fair value, a written loan commitment, certain rights and obligations under an insurance contract, and certain rights and obligations under a warranty. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. In accordance with SFAS 159, the fair value option (1) can be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method, (2) is irrevocable (unless a new election date occurs), and (3) cannot be applied to portions of instruments. SFAS 159 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted provided the entity also elects to apply the provisions of SFAS 157,‘‘Fair Value Measurements’’. The Group continues to evaluate the potential impact of adopting this Standard.

5.
In April 2007, the FASB issued a Staff Position “Amendment of FASB Interpretation No. 39 “(FSP FIN 39-1). FSP FIN 39-1 specifies the conditions that have to be met to enable an entity to offset amounts recognized in the balance sheet and clarifies when it is appropriate to offset amounts recognized for forwards, interest rate swaps, currency swaps, options and other conditional or exchange contracts. Offsetting of derivative contract fair values is permitted when executed with the same counterparty under a master netting agreement. FSP FIN 39-1 should be applied retrospectively for fiscal years beginning after November 15, 2007 with early adoption permitted. The adoption of FSP FIN 39-1 is not expected to have a material effect on the Group’s financial position, results of operations or cash-flows.

6.
In July 2007, the AICPA issued Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide for Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (SOP 07-1). SOP 07-1 clarifies which entities are in the scope of the AICPA Audit and Accounting Guide “Investment Companies”. In addition, SOP 07-1 establishes new criteria for a parent company or equity method investor to retain investment company accounting in their consolidated financial statements. Investment companies record all their investments at fair value with changes in value reflected in earnings. SOP 07-1 was effective for fiscal years beginning on or after December 15, 2007, however in February 2008 the FASB issued a Staff Position “Effective date of AICPA Statement of Position 07-1” (FSP SOP 07-1-1) which, in the majority of circumstances, indefinitely defers the adoption of SOP 07-1 for companies that had not adopted the statement by December 15, 2007.

7.
In November 2007, the SEC issued Staff Accounting Bulletin No. 109 (SAB 109), “Written Loan Commitments Recorded at Fair Value Through Earnings” which requires that the fair value of a written loan commitment that is marked to market through earnings should include the future cash flows related to the loan’s servicing rights. However, the fair value measurement of a written loan commitment still must exclude the expected net cash flows related to internally-developed intangible assets (such as customer relationship intangible assets). SAB 109 applies to two types of loan commitments: (1) written mortgage loan commitments for loans that will be held-for-sale when funded that are marked to market as derivatives under FAS 133 (derivative loan commitments); and (2) other written loan commitments that are accounted for at fair value through earnings under Statement 159’s fair-value election. SAB 109 supersedes SAB 105, which applied only to derivative loan commitments and allowed the expected future cash flows related to the associated servicing of the loan to be recognized only after the servicing asset had been contractually separated from the underlying loan by sale or securitization of the loan with servicing retained. The staff expects registrants to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Group is evaluating the impact, if any, that the adoption of SAB 109 may have on its consolidated financial statements and disclosures.

8.
In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” which is a revision of SFAS 141. SFAS 141(R) defines the acquirer in a business combination as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. The scope of SFAS 141 has also been extended to include all business combinations and not just those where control is obtained by transferring consideration. Assets acquired, liabilities assumed and any noncontrolling interest at the acquisition date must be recognized at their fair value, with limited exceptions, and contingencies are also recognized at fair value if it is more likely than not that they meet the definition of an asset or a liability. Contingent consideration should be measured initially and at each subsequent accounting period at fair value and all acquisition related costs should be expensed in the period in which the costs were incurred or the services received. SFAS 141(R) applies prospectively to business combinations where the acquisition date is on or after December 15, 2008. As SFAS 141(R) will be prospectively applied, its adoption will have no effect on the business combinations already recognized in the financial statements at the adoption date.

9.
In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements” an amendment of ARB No. 51 “Consolidated Financial Statements”. The Statement requires that minority interests are presented in equity and on the face of the income statement separately from equity and income attributable to the parent. Changes in ownership interests without a change in control are accounted for as equity transactions and no gain or loss recognized in the income statement. When a subsidiary is deconsolidated any remaining minority interest should be initially measured at fair value and any gain or loss based on that value. SFAS 160 should be applied prospectively for fiscal years and interim periods beginning on or after December 15, 2008 except for the presentation and disclosure requirements which should be applied retrospectively for all periods presented. As SFAS 160 will be prospectively applied, its adoption will have no effect on changes in ownership interests that have already been recognized in the financial statements at the adoption date.

10.
In February 2008, the FASB released a Staff Position “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (FSP FAS 140-3). FSP FAS 140-3 clarifies the accounting where a security is sold and is subsequently subject to a repurchase agreement which is linked to the initial sale. Where the sale and the repurchase agreement are linked, the transaction is either accounted for as a forward rate agreement or, if the transfer meets the SFAS 140 criteria, as a sale unless certain conditions are met. The FSP is effective for repurchase financing in which the initial transfer is entered into in fiscal years beginning after November 15, 2008. Early adoption or retrospective application is prohibited. The adoption of FSP FAS 140-3 is not expected to have a material impact on the Group’s financial position or results of operations.

11.
In March 2008, the FASB released SFAS No. 161 “Disclosures About Derivative Instruments and Hedging Activities” (SFAS 161), an amendment of SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). SFAS 161 applies to all entities with derivative instruments subject to SFAS 133 as well as hedged items, bifurcated derivatives and non-derivative instruments that are designated and qualify as hedging instruments. The statement requires an entity to make certain qualitative disclosures about the derivative instruments it holds including, how and why they are used and the volume of activity, distinguishing between instruments used for risk management and those used for other purposes. There is also a requirement to disclose quantitative information regarding derivative instruments, in a tabular format, in order to highlight the effect that the use of these instruments has on the income statement, the balance sheet and the entity’s cashflows. An entity can elect not to disclose gains and losses on derivatives classified as trading, though alternative disclosures must be made. The effect of credit-risk-contingent features is also required to be disclosed. The adoption of SFAS 161 is not expected to have a material impact on the Group’s financial position, results of operations or cash-flows.

12.
In April 2008, the FASB issued FSP FAS 142-3 “Determination of the Useful Life of Intangible Assets”. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142 “Goodwill and Other Intangible Assets”. The objective of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No.142 and the period of expected cash flows to measure the fair value of an asset under SFAS No. 141R “Business Combinations”, and other U.S. generally accepted accounting principle. The FSP FAS 142-3 is effective on January 1, 2009 and early adoption is prohibited. The Group is currently evaluating the impact of adopting FSP FAS 142-3 on its consolidated financial condition, operating results and cash flows.

13.
In May 2008, the FASB issued FASB Staff position No. APB 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. This FASB Staff Position (FSP) clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14,“Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP nullifies EITF Issues No. 90-19 “Convertible Bonds with Issuer Option to Settle for Cash upon Conversion”, and No. 03-7 “Accounting for the Settlement of the Equity-Settled Portion of a Convertible Debt Instrument That Permits or Requires the Conversion Spread to Be Settled in Stock” (Instrument C of Issue No. 90-19). This FSP amends EITF Issues No. 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, No. 99-1 “Accounting for Debt Convertible into the Stock of a Consolidated Subsidiary”, No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”, No. 04-8 “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”, No. 05- 1 “Accounting for the Conversion of an Instrument That Becomes Convertible upon the Issuer’s Exercise of a Call Option”, and No. 06-7 “Issuer’s Accounting for a Previously Bifurcated Conversion Option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Bifurcation Criteria in FASB Statement No. 133”. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of FSP APB 14-1 is not expected to have a material effect on the Group’s financial position, results of operations or cash-flows.

14.
In May 2008, the FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles”. This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This Statement applies to financial statements of nongovernmental entities that are presented in conformity with GAAP. This Statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411 “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Group will adopt this Statement, upon its effective date, for the preparation of its financial statements in future fiscal years.

57.2	Significant valuation and income recognition principles under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP
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

Business combinations performed on or after January 1, 2004 whereby the Group obtains control over an entity are recognized for accounting purposes as follows:

•   The Group measures the cost of the business combination, defined as the fair value of the assets given, the liabilities incurred and the equity instruments issued, if any, by the entity.

•   The fair values of the assets, liabilities and contingent liabilities of the acquiree, including any intangible assets which might have not been recognized by the acquiree, are estimated and recognized in the consolidated balance sheet.

•    Any positive difference between the net fair value of the assets, liabilities and contingent liabilities of the acquiree and the business combination cost is recognized in “Other Gains” in the consolidated income statement.

Any excess of the cost of the investments in the consolidated entities and entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the date of first time consolidation, is allocated to:

•    specific assets and liabilities of the companies acquired,

•    to specific intangible assets, by recognizing it explicitly in the consolidated balance sheet provided that their fair value at the date of acquisition can be measured reliably, and

•    the remaining amount is recognized as goodwill, which is allocated to one or more specific cash-generating units.

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

SFAS 141 requires that all business combinations are accounted for using the purchase method. Business combinations are recognized as follows:

•    The Group measures the cost of the business combination as the fair value of the net assets at the time of acquisition.

•    Any excess of the acquisition cost over the value of the net assets is recognized as goodwill.

•    Any excess of the value of the net assets acquired over the acquisition cost is initially allocated to certain non-financial assets with any remaining amount being recognized in the income statement.

•    Income earned from the acquired company is recognized from the acquisition date.

Intangible assets acquired in a business combination must be identified and recognized separately from goodwill.

SFAS 142, requires that goodwill and intangible assets with indefinite useful lives are subject to an impairment test at a reporting unit level at least annually. These assets should be written-off to the extent that their carrying amount is not recoverable. An impairment loss recognized cannot be reversed in a subsequent period.

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

iii. Associates

“Associates” are entities over which the Bank is in a position to exercise significant influence, but not control or jointly control, usually because it holds 20% or more of the voting power of the investee.

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

To determine whether certain entities should be consolidated, FIN 46-R introduces the concept of a “Variable Interest Entity” (VIE). A VIE is an entity which fulfills one of the following criteria:

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

US GAAP requires full consolidation of companies controlled by the parent company, whether as a result of voting rights or another mechanism after eliminating all intercompany transactions and recognizing minority interest.

Proportional consolidation for Joint Ventures is not permitted. Joint ventures are accounted for using the equity method.

The equity method is used to account for certain equity investments when the investor has significant influence over the investee (generally an investment of between 20% and 50% in the outstanding voting rights) but does not control the investee. Using the equity method, an investor adjusts the carrying amount of an investment for its share of the earnings or losses of the investee subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an investee reduce the carrying amount of the investment.

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

The past service cost -which arises from changes to current post-employment benefits or from the introduction of new benefits- is recognized on a straight-line basis in the consolidated income statement over the period from the time the new commitments arise to the date on which the employee has an irrevocable right to receive the new benefits.

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

Under U.S. GAAP, the Group applies the provisions of SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 88, “Employers’ Accounting for Settlements and Curtailment of Defined Benefit Pension Plans and for Termination Benefits”, SFAS No. 106, “Employers Accounting for Postretirement Benefits Other Than Pensions” and SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)”, as applicable. Furthermore, the Group provides the required disclosures in accordance to SFAS No. 132(R) “Employers’ Disclosures about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88 and 106”.

These Standards do no significantly differ from the provisions followed and applied in our primary financial statements under IFRS, IAS 19 “Employee Benefits”.

A liability and a loss in net income are recognized for early retirement plans when the employees accept the offer and the amount can be reasonably estimated.

Financial instruments
(See Notes 2.c and 2.g)

Financial assets are included for measurement purposes in one of the following categories:

• Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

• Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are managed jointly with “liabilities under insurance contracts” measured at fair value or with derivative financial instruments whose purpose and effect is to significantly reduce exposure to variations in fair value, or that are managed jointly with financial liabilities and derivatives for the purpose of significantly reducing overall exposure to interest rate risk.

• Available-for-sale financial assets: this category includes debt instruments not classified as “held-to-maturity investments” or as “financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “financial assets held for trading” or as “other financial assets at fair value through profit or loss”.

Investments in equity securities with readily determinable market values and all debt securities are classified as trading securities, available-for-sale securities, or held to maturity securities in accordance with SFAS 115.

Trading assets are debt and equity securities that are held principally for the purpose of sale in the near term. They are initially and subsequently recognized at fair value, with movements reported in the statement of income.

Debt and equity securities classified as available-for-sale represent securities not classified as either held to maturity or trading securities. They are initially recognized at fair value including direct and incremental transaction costs and are subsequently measured at fair value. Unrealized gains and losses on available-for-sale securities arising from changes in fair value are included in “Other comprehensive income” as a separate component of equity until sale when the cumulative gain or loss is transferred to the income statement. Foreign exchange differences on available-for-sale securities denominated in foreign currency are also excluded from earnings and recorded as part of the same separate component of equity.

The EU-IFRS required to be applied under Bank of Spain’s
Circular 4/2004	U.S. GAAP
• Loans and receivables: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors.

     The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortized cost (which includes the required adjustments to reflect estimated impairment losses).

• The statistical percentages obtained from historical trends as determined by the Bank of Spain guidance (Circular) are applied, being the amounts determined within the range of possible estimated losses calculated internally.

• Held-to-maturity investments: this category includes debt instruments with fixed maturity and with fixed or determinable payments.

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes evident, and the reversal of previously recognized impairment losses, if any, is recognized in the consolidated income statement for the year in which the impairment ceases to exist or is reduced.

Securities classified as available-for-sale are required to be reviewed on an individual basis to identify whether their fair value has declined to a level below amortized cost and, if so, whether the decline is other-than-temporary. If it is probable that an investor will be unable to collect all amounts due according to the contractual terms of a debt security, an other-than-temporary impairment is considered to have occurred. An other-than-temporary impairment may be required as a result of a decline in a security’s value due to deterioration in the issuer’s creditworthiness, an increase in market interest rates or a change in foreign exchange rates since acquisition. Other circumstances in which a decline in the fair value of a debt security may be other-than-temporary include situations where the security will be disposed of before it matures or the investment is not realizable. Provision is reflected in earnings as a realized loss for any impairment that is considered to be other-than-temporary.

The loan loss allowance should represent the best and most probable estimate of all possible scenarios, being the internally calculated amount determined within the range of possible estimated losses.

If an other-than-temporary impairment is recognized, the cost basis of the individual security is written down to fair value as a new cost basis. The new cost basis is not increased for subsequent recoveries in fair value.

Debt securities classified as held-to-maturity are securities that the group has the positive intent and ability to hold to maturity. These securities are stated at amortized cost.

Under SFAS 155, financial assets and financial liabilities may be measured at fair value through the income statement where they contain substantive embedded derivatives that would otherwise require bifurcation under SFAS 133.

The EU-IFRS required to be applied under Bank of Spain’s
Circular 4/2004	U.S. GAAP
Preference Securities and Preference Shares
(See Notes 57.5 and 57.6)

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

As a consequence of FIN 46-R certain special purpose entities which are used to issue preference shares are excluded from consolidation as the Group is no longer the primary beneficiary. These preference shares are recognized as subordinated deposits held by the Bank that act as a guarantee of the securities.

All other preference shares are classified in equity if they are not mandatorily redeemable and do not have redemption features that are not solely within the control of the issuer. The dividends on preference securities and shares are accounted for as an appropriation of profit.

Securitized assets
(See Notes 2.e, 57.3.g and 58.1)

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

U.S. GAAP SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, requires that after a transfer of financial assets an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The statement contains rules for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140” requires that a servicing asset or liability is recognized each time an entity undertakes an obligation to service a financial asset by entering into a servicing contract principally in a transfer of the servicer’s financial assets that either meets the requirements for sale accounting or is to a qualifying special-purpose entity in a guaranteed mortgage securitization.

Certain mortgage securitization vehicles held by the Group were considered “qualifying special purpose entities” under U.S. GAAP and therefore were outside the scope of FIN 46(R). These securitizations were treated as sales and, where appropriate, a servicing asset and an interest-only security were recognized. Servicing assets are amortized over the periods in which the benefits are expected to be received and the interest-only security was accounted for as an available-for-sale security. Evaluation for impairment was conducted in accordance with EITF 99-20.

If previously derecognized assets no longer meet the requirements of SFAS 140, the assets are deemed to have been repurchased by the transferor at fair value. The recognized assets are classified as loans and subsequently measured at amortized cost. On rerecognition of the transferred assets, any difference between fair value on transfer and the book value of the asset will be recognized in the income statement as part of the effective interest calculation in accordance with SFAS 91.

Once an entity no longer meets the requirements for a qualifying special purpose entity it is no longer outside the scope of FIN 46(R) and will be subject to its provisions as described in the consolidation section above.

See notes 57.3 g) and 58.1 for details.

The EU-IFRS required to be applied under Bank of Spain’s
Circular 4/2004	U.S. GAAP
Derivative instruments and hedging activities
(See Notes 2.d.v and 57.3.f)

All derivatives are recognized either as assets or liabilities on the balance sheet and measured at their fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation as Trading or Hedging (of Cash Flow, of Fair Value or of a foreign currency investment exposure).

•    Effectiveness testing: the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 allows prospective and retrospective effectiveness testing.

•    Macro hedging is permitted.

•    Dynamic portfolio hedging is permitted.

Accounting for derivatives under U.S. GAAP is similar to that of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. There are however differences in their detailed application.

•    Effectiveness testing: retrospective testing may not be required if the short cut and matched terms methods can be used

•    Macro hedging is not permitted

•   Non-dynamic portfolio hedging requires that the individual items respond in a “generally proportionate manner” to the overall change in fair value of the aggregate portfolio; and that all cash flows of the hedged items be included in the hedge relationship.

Sale — Leaseback transactions involving real estate
(See Notes 2.l and 57.3.e)

According to IAS 17 a lease is classified as a finance lease if it transfers substantially all risks and rewards incidental to ownership of the leased asset to the lessee;otherwise it is classified as an operating lease.

Under IAS 17, if a sale-leaseback transaction that involves real estate includes a genuine repurchase option (that is, an option whose exercise is not almost certain), that transaction should be accounted for as a sale and lease-back transaction. Any gain would be recognized based on the classification of the leaseback, as either operating (at the time of the sale-leaseback) or finance leases (over the lease term).

According to SFAS No. 13 leased properties are also classified as either operating or capital leases based on certain criteria, and any sale-leaseback properties involving real estate are dealt with in SFAS No. 66 and SFAS No. 98.

A sale- leaseback transaction that does not qualify for sale-leaseback accounting because of any form of continuing involvement (e.g. repurchase option at fair value under SFAS No. 98) by the seller-lessee other than a normal leaseback shall be accounted for by the deposit or financing method, whichever is appropriate under SFAS No. 98.

If a sale-leaseback transaction has to be reported as a financing method, the seller-lessee reports the sales proceeds as a liability, continues to report the real estate or the real estate and equipment as an asset, and continues to depreciate the property. Lease payments are considered interest payments, are accounted in the income statement and do not reduce the liability (sales proceeds).

Fair value option
(See Note 2.c)

The Fair value option is permitted in accordance with IAS 39.	The Fair value option is not permitted as of December 31, 2007 unless SFAS 159 is early adopted. The Group has not early adopted SFAS No. 159.

57.3	Net Income and Stockholders’ Equity reconciliations between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP

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

After the reconciliation, the Comprehensive Income reporting required by SFAS 130 is disclosed. More information about it can be found in Note j.

			Thousands of Euros
			Increase (decrease)
			2007	2006	2005
NET INCOME
Net income in accordance with the EU-IFRS (*)			9,636,150	8,245,753	6,749,770
Less: Net income attributable to minority interest under the EU-IFRS (*) (**)			(575,892)	(649,806)	(529,666)

Net income attributable to the Group in accordance with the EU-IFRS (*)			9,060,258	7,595,947	6,220,104
Of which:
Continuing operations			8,351,941	6,327,643	5,990,404
Discontinued operations			708,317	1,268,304	229,700

Adjustments to conform to U.S. GAAP:
• Allowances for credit losses	(a	)	(347,155)	(226,365)	(302,033)
• Investment securities	(b	)	15,215	161,268	82,052
• Goodwill and business combinations	(d	)	(83,249)	(170,325)	69,675
• Intangible assets	(d	)	—	—	(50,661)
• Premises and equipment	(e	)	(1,636,780)	9,507	7,669
• Hedge accounting: derivative instruments	(f	)	(711,599)	(550,276)	342,382
• Securitization	(g	)	293,869	174,237	72,961
• Pension liabilities and other post-employment benefits	(h	)	(97,206)	412,085	—
• Income taxes	(i	)	803,464	8,493	(123,689)

Total adjustments:			(1,763,441)	(181,376)	98,356

Net income attributable to the Group in accordance with U.S. GAAP			7,296,817	7,414,571	6,318,460
Of which:
Continuing operations			6,724,962	6,305,470	6,088,760
Discontinued operations			571,855	1,109,101	229,700

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

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

The accompanying Notes are an integral part of reconciliation of consolidated net income and stockholders’ equity to U.S. GAAP as of December 31, 2007, 2006 and 2005 and for the years then ended.

			Thousands of Euros
			Increase (decrease)
			2007	2006	2005
STOCKHOLDERS’ EQUITY
Total Equity in accordance with the EU-IFRS (*)			57,558,151	47,072,302	42,626,699
Less: Minority Interest under the EU-IFRS (*) (**)			(2,358,269)	(2,220,743)	(2,848,223)

Stockholders’ Equity in accordance with the EU-IFRS (*)			55,199,882	44,851,559	39,778,476

Adjustments to conform to U.S. GAAP:
• Allowances for credit losses	(a	)	281,230	628,385	854,750
• Loans granted to purchase parent company shares	(c	)	(19,133)	(25,875)	(120,035)
• Investment securities	(b	)	—	—	—
• Goodwill and business combinations	(d	)	3,115,032	3,113,896	2,972,556
• Intangible assets	(d	)	—	—	—
• Premises and equipment	(e	)	(1,890,253)	(253,473)	(262,980)
• Hedge accounting: derivative instruments	(f	)	(899,347)	(155,288)	395,350
• Securitization	(g	)	906,462	640,357	494,674
• Pension liabilities and other post-employment benefits	(h	)	117,816	105,612	—
• Taxes	(i	)	581,908	(201,633)	(328,456)

Total adjustments:			2,193,715	3,851,981	4,005,859

Stockholders’ Equity in accordance with U.S. GAAP			57,393,597	48,703,540	43,784,335

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

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

The accompanying Notes are an integral part of reconciliation of consolidated net income and stockholders’ equity to U.S. GAAP as of December 31, 2007, 2006 and 2005 and for the year then ended.

Considering the adjustments included in the reconciliation, the Other Comprehensive Income information required by SFAS 130 is summarized in the table below:

	Thousands of Euros
	Increase (decrease)
	2007	2006	2005
CHANGES IN EQUITY FROM NON-OWNER SOURCES

Accumulated Other Comprehensive Income, net of tax:
• Unrealized gains (losses) on securities	1,275,349	2,163,558	1,954,932
• Net gains (losses) on derivative instruments	(58,655)	49,252	70,406
• Foreign currency translation adjustment	(7,884,100)	(6,747,605)	(6,245,939)
• Pension liabilities and other post-employment benefits	(137,944)	(214,531)	—

Total Accumulated Other Comprehensive Income	(6,805,350)	(4,749,326)	(4,220,601)

COMPREHENSIVE INCOME

Net income attributable to the Group in accordance with U.S. GAAP	7,296,817	7,414,571	6,318,460

Other Comprehensive Income, net of tax:
• Unrealized gains (losses) on securities	(888,209)	208,626	(82,458)
• Net gains (losses) on derivative instruments	(107,907)	(21,154)	(268,660)
• Foreign currency translation adjustment	(1,136,495)	(501,666)	1,112,333
• Pension liabilities and other post-employment benefits	76,587	(214,531)	—

Other Comprehensive Income (see Note 57.3.j)	(2,056,024)	(528,725)	761,215

Comprehensive Income in accordance with U.S. GAAP	5,240,793	6,885,846	7,070,675
The accompanying Notes are an integral part of reconciliation of consolidated net income and stockholders’ equity to U.S. GAAP as of December 31, 2007, 2006 and 2005 and for the years then ended.

NOTES TO THE NET INCOME AND TO THE STOCKHOLDERS’ RECONCILIATION
Upon the adoption of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, among other decisions permitted by the rules of adoption of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, the Bank decided to reclassify all held to maturity portfolio to the available-for-sale portfolio. Consequently, even though the decision was made in 2005, the Bank included the effect of this accounting change in its reconciliation to U.S. GAAP as of December 31, 2004.
Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, some companies are consolidated by using the proportional consolidation method, which is not allowed under U.S. GAAP. The use of this method instead of the global integration method has no impact on the consolidated Stockholders’ Equity or on the consolidated net income attributable to the Group. In our 2007 financial statements there were 14 entities (15 in 2006) consolidated by the proportional method which, on an aggregated basis, have assets of €3,092 million and net income of €99 million (€2,227 and €68 million in 2006, respectively), amounts that are not material, in light of the amounts involved as compared to our consolidated financial statements taken as a whole.
The adoption of FIN 46-R had no effect on stockholders’ equity or net income attributable to the Group, but changed the consolidation scope under U.S. GAAP, requiring the consolidation of some entities that previously were not consolidated (such as some securitization vehicles) and excluding others that previously were consolidated. As a result, most of our issuances of preference shares were classified as long term debt (€6,988,882 thousand, €6,665,166 thousand and €6,854,071 thousand at December 31, 2007, 2006 and 2005, respectively) and its share of net income considered as interest expense, while some issuances made from operating subsidiaries (i.e. Abbey and Banesto) were classified in Minority Interest (€795,058 thousand, €839,732 thousand and €1,227,544 thousand at December 31, 2007, 2006 and 2005, respectively), see Notes 57.2 and 57.6. Most of these changes in the consolidation scope were the same as those arising in the first adoption of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
The Group enters into transactions under which it lends and borrows stock using other stock as collateral, and these are accounted for as Off-Balance Sheet Commitments under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. Under SFAS 140, these transactions are grossed up on the balance sheet. At December 31, 2007, the Group has included assets of €24,058 million (December 31, 2006: €28,809 million and December 31, 2005: €27,493 million) as collateral received and liabilities of €24,058 million (December 31, 2006: €28,809 million and Decemeber 31, 2005: €27,493 million) as an obligation to return collateral received.
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
The allowance for credit losses recorded by the Santander Group as at December 31, 2007, under our internal models was €9,426 million (€8,865 million in 2006). Our internal models determine a range of provisions which comprise the amount as required by the Bank of Spain.
The Bank has included in the reconciliation of stockholders’ equity and net income a difference between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP related to the determination of allowance losses not allocated to specific loans, basically due to:

• Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 we use “peer group” information as indicated in Note 2.g) in the calculation of allowances for inherent losses incurred but not yet identified, until the Bank’s internal risk models are reviewed and approved by the Bank of Spain.

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

• Also considered are the view points included in EITF Topic D-80 Application of FASB Statement 5 and 114 to a loan portfolio which state in part:
•	Arriving at an appropriate allowance involves a high degree of management judgment and results in a range of estimated losses.

•
Institutions should maintain prudent, conservative, but not excessive, loan loss allowances that fall within an acceptable range of estimated losses. Consistent with GAAP, an institution should record its best estimate within the estimated range of credit losses, including when the best estimate is at the high end of the range.

•
When determining the level for the allowance, management should always ensure that the overall allowance appropriately reflects a margin for the imprecision inherent in most estimates of inherent credit losses (footnote omitted).

•
Simply because a portion of the allowance is designated as “unallocated,” it is not thereby inconsistent with GAAP. The important consideration is whether the allowance reflects an estimate of probable losses, determined in accordance with GAAP, and is appropriately supported.

•	Allowance estimates should be based on a comprehensive, well-documented, and consistently applied analysis of the loan portfolio.
As described in the Note above our calculation under U.S. GAAP is based on the best estimate within the estimated range of credit losses. Moreover, paragraph 23 of SFAS 5 states the following:
“Whether the amount of loss can be reasonably estimated (the condition in paragraph 8(b)) will normally depend on, among other things, the experience of the enterprise, information about the ability of individual debtors to pay, and appraisal of the receivables in light of the current economic environment. In the case of an enterprise that has no experience of its own, reference to the experience of other enterprises in the same business may be appropriate.”

Hence, the use of “peer group” statistical assumptions are not appropriate, even when the amount falls within an acceptable range of estimated losses, as the amount does not correspond with the best estimate of loan losses. Consequently, for U.S. GAAP purposes we have used our own appropriately adjusted experience in determining the allowance for loan losses.

Accordingly, we have recorded an adjustment between U.S. GAAP and the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 which caused a decrease of €347,155, €226,365 and €302,033 thousand to our income statement in 2007, 2006 and 2005, respectively. The effect in shareholders’ equity under U.S. GAAP is an increase of €281,230 thousand, €628,385 thousand, €854,750 thousand as of December 31, 2007, 2006 and 2005, respectively.

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
The 2007 reconciliation item reflects the adjustment to the profit on sale of the final stake of 1.79% that we held in Intesa Sanpaolo, S.p.A. (equivalent to the 3.6% stake in San Paolo, IMI before the merger with Intesa).
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
2- Different treatment of reversal of impairment in debt securities under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 or U.S. GAAP
The Group conducts reviews to assess whether other-than-temporary impairment exists. These reviews consist of (i) the identification of the securities that maintain impairments during the last six months, and (ii) the determination of the value of the impairment that is not expected to be recovered. Changing global and regional conditions and conditions related to specific issuers or industries could adversely affect these values. Changes in the fair values of trading securities are recognized in earnings.
Additionally, under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 when there is evidence that a reduction in the fair value of a debt security is due to impairment, the unrealized loss is charged to net income but, if afterwards it recovers its value the impairment losses are subsequently reversed to net income.
Under U.S. GAAP impairment losses cannot be reversed and the criteria to determine if other-than-temporary impairment exists are different (see Note 58.3).
c) Loans granted to purchase parent company shares
Loans granted to employees for the acquisition of the Bank shares have been recorded under U.S. GAAP as a reduction of Stockholders’ Equity.

d) Goodwill and business combinations
As disclosed in Note 57.2 to our financial statements, in the first adoption of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 we used the goodwill existing under our previous Spanish GAAP at January 1, 2004, recalculating its value from euros to local currency as of the date it arose.
Most of the goodwill differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP came from differences that already existed under previous Spanish GAAP. These differences only appear in net income when we sell our holding or when there is a different impairment write-off. In the meantime they are reflected as differences in our stockholders’ equity. For information about the main differences that remain unchanged in the reported periods, see Note 57.7. Business combinations: Goodwill and Other assets and liabilities.
The 2007 net income reconciliation adjustment reflects, mainly, the differences on the gains on sale of the pension fund managers in Latin America (see Note 3-c) due to the different cost basis for such subsidiaries under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP.
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
The 2005 net income reconciliation adjustment reflects mainly the adjustment to the profit on sale of our holding in Unión Fenosa S.A. (see Note 3-c).
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
For the purposes of the reconciliation to U.S. GAAP, the Group conducted a goodwill impairment test according to SFAS 142. The procedures followed to calculate are:
• First, cash-generating units (“CGU”) are determined.
• Second, goodwill is allocated to these CGUs. This criterion is different from the allocation criteria followed in the business segment information presented in Note 54, where all the goodwill is allocated to the non-operating segment (Financial Management and Equity Stakes segment). Impairment testing is not possible without this goodwill allocation. The carrying value of the CGU, including the allocated goodwill, is compared to its fair value in order to determine whether impairment exists.
• Finally, as the fair value of the CGUs was greater than their carrying amount, the Group did not proceed to perform step 2 under SFAS 142 for the goodwill impairment test under U.S. GAAP. As a result, there is no more impairment other than that recognized under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
e) Premises and equipment
In November 2007, the Group sold ten singular properties and 1,152 of its branch offices and, at the same time, entered into operating lease agreements with the buyers which include an option to repurchase the properties at fair values, exercisable by the Group on the agreed dates (mostly the final expiry date of each lease agreement).
Under US GAAP (SFAS 98 par 11) the transaction does not qualify as a sale and lease-back because the existence of a repurchase option of the properties at fair values implies a continuing involvement of the seller-lessee and, consequently, the transaction cannot be considered as a sale.

From an EU-IFRS (IAS 17) perspective, there is nothing that leads to such an automatic assumption. The repurchase option needs to be assessed to determine whether there is reasonable certainty at the beginning of the operating lease term that it will be exercised, and to whom the gains and losses in fluctuations of fair value of the residual value flow. After completing such assessment of the transaction, we concluded that there is no reasonable certainty that the repurchase option will be exercised, because it is at fair value, and there are no other indicators that we expect would economically force us to exercise the repurchase option; thus we concluded to use sale and lease-back accounting under EU-IFRS.
In addition, we completed an analysis of the other main factors of the transaction and concluded that the lease agreements had the characteristics of operating leases, the sale price and lease payments were at fair value so, in effect, there had been a normal sale transaction and the gain on the sale of the properties was recognized immediately in the statement of income in 2007.
Accordingly, in order to account for the transaction in conformity with the financing method under SFAS 98, we have made an adjustment to: (1) undo the sale, place the properties back in the accounting books (€755 million) and continue to depreciate them for the entire year (€6 million); (2) eliminate the profit on sale (€1,620 million) and create a liability for the total amount of the cash received and (3) record the operating leases rental payments incurred by the Group during November and December as interest expense (€10 million).
In addition, under IFRS 1, paragraph 16, IG8-IG9, we are allowed to use as deemed cost the revalued amount of fixed assets under previous Spanish GAAP, which is something that U.S. GAAP does not allow and thus creates the need for an adjustment.
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
Nevertheless, the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP differ, in certain respects, in the requirements for hedge accounting for these transactions; accordingly, all hedge accounting will need to be separately considered under each GAAP to ensure that the respective rules under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP are satisfied. See Note 57.2 for a summary of the accounting criteria.
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
• The hedge relationship files of certain dynamic portfolio hedges that relate to Abbey do not fulfill all the documentation requirements under SFAS 133. Therefore we reversed the effects of the hedge accounting claimed under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 in our U.S. GAAP reconciliation.
The variations registered in 2007 and 2006 in the net income adjustment are due to the interest rate increases during these periods. Most hedge relationships that qualify under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 but not under U.S. GAAP are fair value hedges related to long term debt. An interest rate increase has a positive impact in the income statement as a result of the valuation of the debt instrument and a negative impact from the valuation of the hedging derivative. If the hedge relationship is valid, both effects are reflected on the income statement, with a net impact that is equal to the ineffectiveness of the hedge. Under U.S GAAP, for those hedges that are not valid, the positive impact coming from the valuation of the debt instrument is not reflected on the income statement and therefore the profit under U.S. GAAP is lower.
For more information about derivatives, see Notes 9, 11, 36 and 58.4.
g) Securitizations
In accordance with SFAS 140, the assets that have been transferred to special purpose entities (securitized) and meet the criteria required under SFAS 140 for a sale are no longer retained on the balance sheet. In the years ended December 31, 2005 and 2006 certain securitized assets met these criteria and were derecognized. From the date of the issuance in December 2007 these transferred assets no longer met the SFAS 140 criteria for a sale (for further details see Note 58.1).
Due to the recognition of a retained interest under U.S. GAAP, gains of €290,945, €174,237 and €72,961 thousand have been recognized for the years ended December 31, 2007, 2006 and 2005, respectively. The remuneration received for servicing is considered to be adequate and therefore no servicing assets were recognized.
Under SFAS 140, a retained interest (interest-only strip) is recognized which represents the retained interest in the securitized assets. The fair value of the interest-only strip is calculated as the present value of the future income streams expected to be received discounted at market rates for these types of securities. In accordance with SFAS 140, the receivable is treated as an available-for-sale security that is revalued at the end of each reporting period. Increases and decreases in value of the retained interest are taken to the statement of comprehensive income, unless the value of the security falls below its original cost. In such circumstances, other-than-temporary losses are considered to have occurred and the impairment losses are taken to the income statement.
If previously derecognized assets no longer meet the requirements of SFAS 140, the assets are deemed to have been repurchased by the transferor at fair value. The recognized assets are classified as loans and subsequently measured at amortized cost. On rerecognition of the transferred assets, any difference between fair value on transfer and the book value of the asset (the interest only strip), will be recognized in the income statement as part of the effective interest calculation, in accordance with SFAS 91.

An impairment loss of €51m was recognized in 2007. There was no impairment loss in any other period presented. Below is the mortgage asset securitization summary:
Mortgage assets securitization

Thousands of Euros	2007	2006	2005
Value of interest-only strip at inception (1)	903,538	798,213	621,626
Increase/(decrease) in value of interest only strip (recorded in Other Comprehensive Income, see Note 57.3.j)	—	(157,856)	(126,952)
Impairment	(51,171)
Reclassify as net loans and leases	(852,367)	—	—

Value of interest-only strip at December 31(1)	—	640,357	494,674

(1)
The valuation of the interest-only strip asset is based on a key assumption of a discount rate of 8.2% (9.4% in 2006 and 8.4% in 2005). Interest-only strip assets purchased in Abbey’s business combination are valued at purchase price.

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
Difference in the date of recognizing of a “special termination benefit” under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP:
As indicated in Notes 1.i and 25.c, during 2006 and 2007 the Group offered early retirement benefits (special termination benefits) to its employees, which were accounted for under IAS 19 in the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. Under IAS 19, paragraphs 133 and 134, an entity can recognize an early retirement benefit as a liability and expense as long at it has committed to the early retirement benefit plan, has offered it to its employees and there is no realistic possibility of withdrawal. Thus, the Group has recorded such liability and expense for all the employees to whom the plan was offered, whether or not they had accepted the offer. However, under U.S. GAAP, SFAS No. 88 paragraph 15, a liability and expense can only be recognized for those employees that have accepted the early retirement benefit offer and the amount can be reasonably estimated as of December 31, 2007.
The 2007 net income reconciliation adjustment of €-97 million reflects the net amount of the early retirement benefits not accepted by some employees in 2007 and the reversal of the early retirement benefits fund as of December 31, 2007.
The stockholder’ equity adjustment of €118 million reflects principally the impact of SFAS 158 (explained below) and of undoing the early retirement benefits fund at December 31, 2007.
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

As a consequence of the adoption of SFAS 158, the Group has recognized the over — or under-funded status of defined benefit pension plans and post retirement healthcare plans as an asset or a liability within its balance sheet. Actuarial losses and prior service costs (€137,944 thousands) at December 31, 2007 have been transferred to accumulated other comprehensive income.
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
The following table shows the differences between the Defined Benefit Obligations registered under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and those that should be registered under U.S. GAAP:
Millions of Euros

	2007	2006	2005

Defined Benefit Obligation (see Note 25)	23,822	23,412	22,461
Commitments arising from employees retired early (Note 25.c)	(3,949)	(4,481)	(4,215)
Other commitments	(312)	(264)	(330)
Annuity contracts, total accrued commitments and other	(1,884)	(1,973)	(2,547)

Projected Benefit Obligation under U.S. GAAP	17,677	16,694	15,369

The Group maintains adequate funding according to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004; therefore, there is no need for minimum additional liabilities under U.S. GAAP. The differences between both regulations in terms of how to present the information are reconciled in the following table that summarizes the 2007 funded status of pension liabilities:

Thousands of Euros
Liability under the EU-IFRS (*)	11,819,748
Funds from employees taking early retirement	(3,949,388)
Annuity contracts	(606,859)
Other commitments	(312,091)
Assets pledged	10,528,195
Plan Assets	(14,310,443)
Liability under U.S. GAAP (before SFAS 158 adjustment)	3,169,162

SFAS 158 effect	197,063

Liability under U.S. GAAP (after SFAS 158 adjustment)	3,366,225

			Minimum
	ABO	Plan Assets	Liability
Spanish entities	5,155,288	3,815,248	1,340,040
Abbey	5,772,142	4,911,707	860,435
Other foreign subsidiaries	5,957,020	5,583,488	373,532

TOTAL	16,884,450	14,310,443	2,574,007

Liability (before FAS 158) in excess over Minimum Liability as per SFAS 87			595,155

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
The requirement within SFAS 158, effective for the year-ended December 31, 2008, to measure plan assets and benefit obligations as of the employer’s fiscal year end balance sheet date will not impact the Group’s financial statements, as plan assets and benefit obligations are currently measured as of the balance sheet date.
Amounts in Accumulated Other Comprehensive Income expected to be recognized as components of net periodic benefit cost in 2008 amount to €27.8 million.

The following table summarizes the adjustment included in the reconciliation to U.S. GAAP at December 31, 2007:

			Other	Effect on
	Profit and		Comprehensive	Stockholders’
Thousands of Euros	Loss	Reserves	Income	Equity

Effect of adopting SFAS 158-
Actuarial losses & Prior service cost	—	—	(197,063)	(197,063)
Total effect of adopting SFAS 158	—	—	(197,063)	(197,063)

Effect of special termination benefits-
Reversal of early retirement plans not individually accepted	(97,206)	412,085	—	314,879
Total effect of special termination benefits	(97,206)	412,085	—	314,879

TOTAL BEFORE TAXES	(97,206)	412,085	(197,063)	117,816

Taxes	29,162	(123,626)	59,119	(35,345)

TOTAL AFTER TAXES	(68,044)	288,460	(137,944)	82,471

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

Following is a summary of the deferred tax assets and liabilities that should be recorded under SFAS No. 109, in addition to timing differences recorded under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004:

	Thousands of Euros
	2007		2006		2005
	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Tax effect of EU-IFRS (*) to U.S. GAAP reconciliation adjustments:

Premises and equipment	616,265	—	74,735	—	77,346	—
Effect of net unrealized gains on derivative instruments	269,803	—	66,679	—	—	138,373
Loan allowances	—	84,369	—	219,935	—	299,162
Pension Liabilities and other post-employment benefits	(35,345)	—	(36,964)	—	—	—
Securitization	—	114,360	—	55,079	—	(17,743)
Other items	—	71,604	—	32,467	13,990	—
Effect on deferred taxes of change in tax rates	(12,985)	(14,503)	(25,488)	(26,886)	—	—

Total	837,738	255,830	78,962	280,595	91,336	419,792

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
The change in the Spanish tax rate accounts for the impacts in 2006 of both the equity adjustment effect under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, and the tax effects of the cumulative applicable reconciling adjustments to U.S. GAAP. Additionally, from April 2008 the UK corporation tax rate will change from 30% to 28%. Therefore, in 2007 the deferred tax effect adjustments to U.S. GAAP reflect the deferred tax to be recognized on Abbey’s effective tax rate.
Net deferred tax liability arising from Abbey’s acquisition with no impact on the reconciliation adjustments has been considered amounting €340,901 thousand, €356,838 thousand and €371,430 thousand in 2007, 2006 and 2005, respectively.
FIN 48 disclosures:
At December 31, 2007 and January 1, 2007, the Group’s unrecognized tax benefits, including related interest expense and penalties was €1,445 million and €1,326 million, respectively, of which €1,010 million, if recognized, would reduce the annual effective tax rate. As the Group is presently under audit by a number of tax authorities, it is reasonably possible that unrecognized tax benefits could change over the next 12 months. The Group does not expect that any such changes would have a material impact on its annual effective tax rate.
Due to the inherent complexities arising from the nature of the Group’s businesses, and from conducting businesses that are taxed in a substantial number of jurisdictions, significant judgements and estimates are required to be made. Agreement of tax liabilities between the Group and the many tax jurisdictions in which Group files tax returns may not be finalized for several years. Thus, the Group’s final tax-related assets and liabilities may ultimately be different from those currently reported.
The following is a roll-forward of the Company’s FIN 48 unrecognized tax benefits from January 1, 2007 to December 31, 2007:

Millions of euros
Total unrecognized tax benefits at January 1, 2007	1,326
Net amount of increases for current year’s tax positions	32
Gross amount of increases for prior years’ tax positions	78
Gross amount of decreases for prior years’ tax positions	(6)
Foreign exchange and acquisitions	15

Total unrecognized tax benefits at December 31, 2007	1,445

The Group classifies interest as interest expense but penalties are classified as tax expense. During the year ended December 31, 2007, the Group recognized approximately €37 million in interest and penalties. The Group had approximately €424 million for the payment of interest and penalties accrued at December 31, 2007.
The following are the major tax jurisdictions in which the Bank and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
Spain	2001-2007
United Kingdom	2003-2007
Brazil	2003-2007
Mexico	2002-2007
Chile	2004-2007

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
The accumulated balances of other comprehensive income for the years ended December 31, 2007, 2006 and 2005 were as follows:

				Pension
				liabilities
		Net Gains	Unrealized	and other
	Foreign	(Losses) on	Gains	post-	Other
	Currency	Derivative	(Losses) on	employment	Comprehensive
Thousands of Euros	Items	Instruments	Securities	benefits	Income (Loss)
Balance as of December 31, 2004	(7,358,272)	339,066	2,037,390	—	(4,981,816)
Changes in 2005	1,112,333	(268,660)	(82,458)	—	761,215

Balance as of December 31, 2005	(6,245,939)	70,406	1,954,932	—	(4,220,601)
Changes in 2006	(501,666)	(21,154)	208,626	(214,531)	(528,725)

Balance as of December 31, 2006	(6,747,605)	49,252	2,163,558	(214,531)	(4,749,326)
Changes in 2007	(1,136,495)	(107,907)	(888,209)	76,587	(2,056,024)

Balance as of December 31, 2007	(7,884,100)	(58,655)	1,275,349	(137,944)	(6,805,350)
Taxes allocated to each component of Other Comprehensive Income in 2007, 2006 and 2005 were as follows:

	2007			2006			2005
		Tax			Tax			Tax
	Before Tax	expense or	Net of tax	Before Tax	expense or	Net of tax	Before Tax	expense or	Net of tax
Thousands of Euros	amount	benefit	amount	amount	benefit	amount	amount	benefit	amount

Foreign currency translation adjustments	(1,136,495)	—	(1,136,495)	(501,666)	—	(501,666)	1,112,333	—	1,112,333

Net Gains on Derivatives	(170,539)	62,632	(107,907)	9,087	(30,241)	(21,154)	(427,569)	158,909	(268,660)

Pension liabilities and other post-employment benefits	109,410	(32,823)	76,587	(306,473)	91,942	(214,531)	—	—	—

Unrealized gains on securities:

Total holding gains arising during the period	823,396	(262,847)	560,549	1,632,809	(487,179)	1,145,630	1,114,565	(68,898)	1,045,667
Less: reclassification adjustment for gains included in net income	(1,609,127)	160,369	(1,448,758)	(1,338,576)	401,572	(937,004)	(1,173,555)	45,430	(1,128,125)

Net unrealized gains(losses)	(785,731)	(102,478)	(888,209)	294,233	(85,607)	208,626	(58,990)	(23,468)	(82,458)

Other Comprehensive Income (Loss)	(1,983,355)	(72,669)	(2,056,024)	(504,819)	(23,906)	(528,725)	625,774	135,441	761,215

57.4	Significant presentation differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP

In addition to the differences in valuation and income recognition principles disclosed in Note 57.2, other differences relating to the financial statements presentation exist between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 as applied by Spanish banks and U.S. GAAP presentation following the formatting guidelines in Regulation S-X of the Securities and Exchange Commission of the United States. Although these differences do not cause differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP reported Net income and/or Stockholders’ Equity, it may be useful to understand them to better interpret the Group’s financial statements presented in accordance with U.S. GAAP. Following is a summary of the significant classification differences that pertain to the basic financial statements.

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

e.
The “Total other assets” caption on the asset side of the U.S. GAAP balance sheet includes the followings captions of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 Balance Sheet: “Intangible assets”, “Other assets” and “Prepayments and accrued income”.

f.
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

g.
The liability captions “Debt securities” and “Subordinated debt” disclosed in the balance sheet (Notes 22 and 23 respectively) are presented under the caption “Long term debt” under U.S. GAAP, except the item “Promissory Notes” which is included under the “Short term debt” caption.

h.
The following captions on the liability side of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 balance sheet are presented under the caption “Other liabilities-Others” on the U.S. GAAP balance sheet: “Other liabilities”, “Accrued expenses and Deferred Income” and “Provisions”.

i.
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

f.
Amortization of intangible assets is included as a part of “Depreciation and amortization”. Under U.S. GAAP, such amortization is included under “Non-interest expense — Amortization of intangible assets”.

g.
“Impairment losses” and “Provisions (net)” are excluded from the subtotals “Other operating expenses” and “Net operating income”, according to the formats prescribed by the Bank of Spain Circular and the CNMV Circular. Under IFRS and U.S. GAAP, impairment losses and provision expenses are to be recorded as components of the subtotals “Net operating income” and “Other operating expenses”.

57.5	Consolidated financial statements

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

CONSOLIDATED BALANCE SHEET

	Thousands of Euros
	2007	2006	2005
Assets
Cash and due from banks	25,341,083	12,092,021	12,778,288
Interest earning deposits in other banks	16,766,716	18,744,258	21,656,497
Securities purchased under agreements to resell	26,147,541	29,553,485	30,118,812
Trading account assets	183,629,876	185,793,404	203,070,126
Banks	19,159,632	14,813,223	12,707,521
Loans	31,726,104	38,555,526	32,911,193
Derivatives	46,726,118	34,984,291	27,629,194
Debt securities	73,403,234	81,237,212	91,441,181
Equity securities	12,614,788	16,203,152	38,381,037
Investment securities	46,017,246	39,320,069	74,116,142
Available-for-sale	46,017,246	39,320,069	74,116,142
Net Loans and leases	528,318,209	483,797,093	401,515,964
Loans and leases, net of unearned income	537,013,413	491,960,537	409,125,890
Less-Allowance for loan losses	(8,695,204)	(8,163,444)	(7,609,926)
Premises and equipment, net	9,272,962	8,941,963	8,912,411
Investment in affiliated companies	15,689,127	5,006,109	3,031,482
Other assets	59,206,661	48,019,778	51,230,827
Intangible Assets	2,202,334	2,444,106	2,211,026
Goodwill in consolidation	13,830,708	14,512,735	14,018,245
Accrual Accounts	1,749,193	1,581,843	2,969,219
Hedge derivatives	3,063,169	2,987,964	4,126,104
Others	38,361,257	26,493,130	27,906,233

Total assets	910,389,421	831,268,180	806,430,549

Liabilities
Deposits	371,573,338	353,855,908	329,944,371
Non interest deposits	4,507,057	4,256,369	9,159,404
Interest bearing	367,066,281	349,599,539	320,784,967
Demand deposits	91,576,243	91,633,288	82,603,507
Savings deposits	90,727,525	93,717,633	90,471,827
Time deposits	184,762,513	164,248,618	147,709,633
Certificates of deposit	—	—	—
Short-term debt	131,774,426	127,819,292	151,359,866
Long-term debt	237,120,341	199,775,014	153,754,673
Other liabilities	112,363,165	102,745,664	128,744,940
Taxes Payable	6,156,365	4,539,051	3,867,795
Accounts Payable	7,656,262	6,405,232	5,202,654
Accrual Accounts	4,050,992	2,999,080	3,048,733
Pension Allowance	9,294,198	11,409,770	11,496,596
Stock borrowing liabilities	—	—	—
Derivatives	52,937,798	42,231,967	31,538,809
Liabilities under insurance contracts	13,033,617	10,704,258	44,672,300
Other Provisions	4,751,151	5,212,208	5,650,029
Short securities positions	5,613,234	11,473,062	17,415,800
Others	8,869,548	7,771,036	5,852,224

Total liabilities	852,831,270	784,195,878	763,803,850

Minority interest	2,358,269	2,220,743	2,848,223

Stockholders’ equity
Capital stock	3,127,148	3,127,148	3,127,148
Additional paid-in-capital	20,370,128	20,370,128	20,370,128
Other additional capital	(1,537,999)	(1,442,379)	(1,797,267)
Current year earnings	9,060,258	7,595,947	6,220,104
Other reserves	24,180,347	15,200,715	11,858,363

Total stockholders’ equity	55,199,882	44,851,559	39,778,476

Total liabilities and Stockholders’ equity	910,389,421	831,268,180	806,430,549

The Group has issued Mortgage backed securities, called “Cédulas Hipotecarias”. These securities issued pursuant the Mortgage Market law amount as a maximum 90% of the amount of the mortgage loans assigned as guarantee of them. As of December 31, 2007, 2006 and 2005, the minimum amount of mortgage loans allocated as guarantee of those securities was €48,017 million, €41,837 million and €30,152 million, respectively.
Additionally, as of December 31, 2007, 2006 and 2005, the investment debt securities assigned to certain Group or third-party commitments amounted to €16,866 million, €695 million and €70 million, respectively.

CONSOLIDATED STATEMENTS OF INCOME

	Thousands of Euros
	2007	2006	2005
Interest income:
Interest and fees on loans and leases	36,236,456	27,368,822	26,160,234
Interest on deposits in other banks	3,347,664	3,793,418	5,189,771
Interest on securities purchased under agreements to resell	2,077,343	1,349,838	1,123,269
Interest on investment securities	5,050,032	5,461,868	5,447,303
Dividends	146,648	164,606	176,319

Total interest income	46,858,143	38,138,552	38,096,896

Interest expenses:
Interest on deposits	(14,589,567)	(13,110,588)	(13,648,652)
Interest on short-term borrowings	(4,979,889)	(4,483,245)	(4,240,167)
Interest on long-term debt	(10,864,835)	(6,652,185)	(4,389,043)

Total interest expense	(30,434,291)	(24,246,018)	(22,277,862)

Net interest income	16,423,852	13,892,534	15,819,034
Provision for credit losses	(3,499,080)	(2,467,297)	(1,615,187)

Net interest income after provision for credit losses	12,924,772	11,425,237	14,203,847

Non-interest income:
Commissions and fees from fiduciary activities	1,984,910	1,879,163	1,687,764
Commissions and fees from securities activities, net	980,392	777,687	640,137
Fees and commissions from insurance activities	6,808,699	5,836,817	4,241,733
Other Fees and commissions, net	3,598,671	3,159,440	2,808,780
Gains (losses) from:
Affiliated companies’ securities	311,197	534,276	1,741,850
Investment securities	818,288	3,518,449	2,531,017
Foreign exchange, derivatives and other, net	1,170,408	(2,977,281)	114,565
Sale of premises	1,804,108	88,894	(85,914)
Other income	2,547,144	3,978,476	1,785,422

Total noninterest income	20,023,817	16,795,921	15,465,354

Non interest expense:
Salaries and employee benefits	(7,379,582)	(7,583,372)	(6,934,961)
Occupancy expense of premises, depreciation and maintenance, net	(1,490,461)	(1,494,886)	(1,413,183)
General and administrative expenses	(3,597,938)	(3,135,511)	(2,950,999)
Impairment of goodwill	(599,989)	200,006	197,822
Impairment / amortization of intangible assets	(646,609)	(519,950)	(391,244)
Provisions for specific allowances	(586,437)	(94,352)	(1,029,147)
Payments to Deposit Guarantee Fund	(168,617)	(178,274)	(173,696)
Insurance claims	(5,601,487)	(5,196,701)	(7,785,434)
Other expenses	(1,702,228)	(1,222,732)	(1,527,462)

Total non-interest expense	(21,773,348)	(19,225,772)	(22,008,304)
Income before income taxes	11,175,241	8,995,386	7,660,897
Income tax expense	(2,335,686)	(2,254,598)	(1,241,830)
Net consolidated income for the year	8,839,555	6,740,788	6,419,067
Net income attributed to minority interest	(487,614)	(413,145)	(428,663)
Income from discontinued operation, net of taxes	708,317	1,268,304	229,700
NET INCOME ATTRIBUTED TO THE GROUP	9,060,258	7,595,947	6,220,104

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (NOTES 30 AND 31)
The number of registered shares at December 31, 2007, 2006 and 2005 was 6,254,296 thousands par value 0.50 euros per share.
CHANGES IN STOCKHOLDERS’ EQUITY

	Thousands of Euros
	2007	2006	2005
Capital stock

Balance at beginning of the year and year-end	3,127,148	3,127,148	3,127,148

Retained earnings and other reserves

Balance at beginning of the year	38,853,654	33,574,232	29,510,230

Net income attributable to the Group for the year	9,060,258	7,595,947	6,220,104
Dividends	(3,456,732)	(2,197,934)	(2,270,810)
Decrease/ (increase) in Treasury stock	131,184	(64,106)	99,853
Paid-in capital	—	—	—
Other variations, net (*)	6,762,334	(54,485)	14,855

Balance at year-end	51,350,698	38,853,654	33,574,232

Valuation Adjustments

Balance at beginning of the year	2,870,757	3,077,096	1,777,564

Net Income Recognized Directly In Equity	(2,148,721)	(206,339)	1,299,532

Balance at year-end	722,036	2,870,757	3,077,096

Stockholders’ Equity balance at year-end	55,199,882	44,851,559	39,778,476

(*)
In 2007, in order to partially finance the takeover bid launched on ABN AMRO, Santander Emisora 150, S.A.U. issued securities mandatorily convertible into newly-issued ordinary shares of the Bank (“Valores Santander") amounting to €7 billion. (See Note 34).

Following are the summarized balance sheets of Banco Santander, S.A. as of December 31, 2007, 2006 and 2005.
CONDENSED BALANCE SHEETS (Parent company only)

	2007	2006	2005
	(Thousands of Euros)
Assets
Cash and due from banks	52,548,200	40,677,959	49,895,502
Trading account assets	51,349,204	35,657,947	24,060,091
Investment securities	17,074,175	10,149,175	49,942,815
Net Loans and leases	163,903,007	141,139,269	107,596,398
Investment in affiliated companies	59,256,377	39,339,174	34,682,610
Premises and equipment, net	714,212	1,503,788	1,551,160
Other assets	18,543,369	16,208,699	13,972,732

Total assets	363,388,544	284,676,011	281,701,308

Liabilities
Deposits	173,660,916	153,757,709	128,071,996
Short-term debt	35,077,018	16,823,769	54,544,358
Long-term debt	57,005,977	43,272,302	36,974,185
Other liabilities	59,762,058	40,452,656	33,089,300

Total liabilities	325,505,969	254,306,436	252,679,839

Stockholders’ equity
Capital stock	3,127,148	3,127,148	3,127,148
Retained earnings and other reserves	34,755,427	27,242,427	25,894,321

Total stockholders’ equity	37,882,575	30,369,575	29,021,469

Total liabilities and Stockholders’ equity	363,388,544	284,676,011	281,701,308
Following are the summarized statements of income of Banco Santander, S.A. for the years ended December 31, 2007, 2006 and 2005.
CONDENSED STATEMENTS OF INCOME (Parent company only)

	2007	2006	2005
	(Thousands of Euros)
Interest income
Interest from earning assets	11,766,647	8,380,873	8,181,987
Dividends from affiliated companies	2,863,829	3,630,403	1,900,353

	14,630,476	12,011,276	10,082,340
Interest expense	(10,028,500)	(6,877,205)	(6,852,627)

Net interest income	4,601,976	5,134,071	3,229,713
Provision for credit losses	(288,386)	(506,281)	(126,450)

Net interest income after provision for credit losses	4,313,590	4,627,790	3,103,263
Non-interest income:	2,996,666	1,968,709	2,552,860
Non interest expense:	(3,231,707)	(3,337,769)	(3,050,492)

Income before income taxes	4,078,549	3,258,730	2,605,631
Income tax expense	(8,302)	(2,540)	(622)

Net income	4,070,247	3,256,190	2,605,009

Following are the summarized cash flow statements of Banco Santander, S.A. for the years ended December 31, 2007, 2006 and 2005.
CONDENSED CASH FLOW STATEMENTS (Parent company only)

	2007	2006	2005
	(Thousands of Euros)
1. Cash flows from operating activities
Consolidated profit	4,070,247	3,256,190	2,605,009
Adjustments to profit	173,216	1,355,483	329,776
Net increase/decrease in operating assets	49,949,432	79,815	67,998,773
Net increase/decrease in operating liabilities	56,657,110	(4,701,176)	63,697,055
Total net cash flows from operating activities (1)	10,951,141	(169,318)	(1,366,933)

2. Cash flows from investing activities
Investments (-)	(22,068,312)	(5,334,303)	(1,517,614)
Divestments (+)	3,438,201	743,157	1,595,409
Total net cash flows from investment activities (2)	(18,630,111)	(4,591,146)	77,795

3. Cash flows from financing activities
Disposal of own equity instruments	21,640	—	—
Acquisition of own equity instruments	—	(21,640)	—
Issuance of debt securities	18,813,221	11,613,661	7,838,230
Redemption of debt securities	(5,180,727)	(4,357,781)	(3,230,710)
Dividends paid	(3,456,731)	(2,779,334)	(2,208,517)
Issuance/Redemption of equity instruments	7,060,549	19,085	(301,034)
Total net cash flows from financing activities (3)	17,257,952	4,473,991	2,097,969

4. Effect of exchange rate changes on cash and cash equivalents (4)	445,695	(88,802)	75,827

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	10,024,677	(375,277)	884,658
Cash and cash equivalents at beginning of period	2,281,877	2,657,154	1,772,496
Cash and cash equivalents at end of period	12,306,554	2,281,877	2,657,154

57.6	Preference Shares and Preferred Securities
The following table shows the balance of the preference shares and preferred securities as of December 31, 2007, 2006 and 2005:

	2007	2006	2005
	(Thousands of Euros)
Preference shares	522,558	668,328	1,308,847
Preferred securities	7,261,382	6,836,570	6,772,768

Total at year-end	7,783,940	7,504,898	8,081,615
Preference Shares are recorded under the “Equity having the substance of a financial liability” caption in the consolidated balance sheet as of December 31, 2007, 2006 and 2005.
This category includes the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties except for the shares of Abbey amounting to GBP 325 million, are redeemable at the discretion of the issuer, based on the conditions of he issuer. None of these issues are convertible into Bank shares or granted privileges or right which, in certain circumstances, make them convertibles into shares.
This category includes non-cumulative preferred non-voting shares issued by Banesto Holdings and Abbey National plc.
Preferred Securities are recorded under the “Financial liabilities at amortized cost – Subordinated Liabilities” caption in the consolidated balance sheet as of December 31, 2007, 2006 and 2005.
For the purposes of payment priority, preferred securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.
This category includes non-cumulative preferred non-voting securities issued by Santander Finance Capital, S.A. (Unipersonal), and Santander Finance Preferred, S.A. (Unipersonal), guaranteed by the Bank. It also includes non-cumulative preferred non-voting securities issued by Banesto Preferentes, S.A, Banco Español de Crédito, S.A., Santander PR Capital Trust and Abbey Group.
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

	Outstanding at December 31, 2007
		Amount in
Preference Shares		currency
Issuer/Date of issue	Currency	(million)	Interest rate	Redemption Option (3)

Banesto Holding, Ltd, (1) December 1992	US Dollar	77.3	10.50%	June 30, 2012
Abbey National Plc (2), October 1995	Pounds Sterling	100	10,375%	No option
Abbey National Plc (2), February 1996	Pounds Sterling	100	10,375%	No option
Abbey National Plc (2), June 1997	Pounds Sterling	125	8,625%	No option

	Outstanding at December 31, 2007
		Amount in
Preferred Securities		currency
Issuer/Date of issue	Currency	(million)	Interest rate	Maturity date
Banesto Group
Banesto Preferentes, S.A. (1) December 2003	Euro	131.14	Euribor (3M) + 0.2%	Perpetuity
Banco Español de Credito (2), October 2004	Euro	125	€CMS 10 + 0.125%	Perpetuity
Banco Español de Crédito (2), November 2004	Euro	200	5.5%	Perpetuity

Santander Finance Capital, S.A. (Unipersonal) (1)
October 2003	Euro	450	Euribor (3M) + 0.1%	Perpetuity
February 2004	Euro	400	Euribor (3M) + 0.1%	Perpetuity
July 2004	Euro	750	Euribor (3M) + 0.1%	Perpetuity
September 2004	Euro	680	Euribor (3M) + 0.1%	Perpetuity
April 2005	Euro	1,000	Euribor (3M) + 0.1%	Perpetuity

Santander Finance Preferred, S.A. (Unipersonal) (1)
March 2004	US Dollar	190	6.41%	Perpetuity
September 2004	Euro	300	€CMS 10 +0.05%	Perpetuity
			subject to a
			maximum
			distribution of 8%
			per annum
October 2004	Euro	200	5.75%	Perpetuity
November 2006	Euro	500	6.80%	Perpetuity
January 2007	US Dollar	600	6.50%	Perpetuity
March 2007	US Dollar	350	US3M + 0.52%	Perpetuity
July 2007	Pounds Sterling	250	7.01%	Perpetuity

Abbey Group
Abbey National Capital Trust I (1), February 2000	US Dollar	1,000	Fixed to 8.963%	Perpetuity
			until June 30,
			2030, and from this
			date, 2.825% +
			Libor USD (3M)
Abbey National Plc (1), February 2001(4)	Pounds Sterling	300	7.037%	Perpetuity
Abbey National Plc (1), August 2002	Pounds Sterling	175	Fixed to 6.984%	Perpetuity
			until February 9,
			2018, and
			thereafter, at a
			rate reset
			semi-annually of
			1.86% per annum +
			Libor GBP (6M)

Santander PR Capital Trust I
February 2006	US Dollar	125	6.750%	July 2036

(1)
Under U.S. GAAP, these entities have been designated “Variable Interest Entities” (VIEs) and they are not consolidated. Therefore, their issues have been excluded from the consolidated financial statements of the Group. Since that time the Group recognized the subordinated deposits related to these issues and their interests. Refer to Note 57.2 and 57.3 for more information.

(2)	See notes 57.2 and 57.3 for more information.

(3)	From these date the issuer can redeem the shares, subject to prior authorization by the national supervisor.

(4)
From February 14, 2026, this issue will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on a five-year specified United Kingdom government security.

In accordance with Reg. S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, Santander Finance Capital, S.A. (Unipersonal) and Santander Finance Preferred, S.A. (Unipersonal) — issuers of registered preferred securities guaranteed by Banco Santander, S.A. — do not file the financial statements required for a registrant by Regulation S-X as:
•
Santander Finance Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. who fully and unconditionally guarantees the preferred securities (Series 1, 4, 5 and 6 are listed in the United States). No other subsidiary of the Bank guarantees such securities.

•
Santander Finance Capital, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.

The condensed financial statements of Santander Finance Capital, S.A. (Unipersonal) and Santander Finance Preferred, S.A. (Unipersonal) for the years ended December 31, 2007, 2006 and 2005 are the following:
SANTANDER FINANCE CAPITAL, S.A. (UNIPERSONAL)
Santander Finance Capital, S.A. (Unipersonal) was established in Spain on July 8, 2003.
The common stock of the company is wholly owned by Banco Santander, S.A.
Presented below are the condensed balance sheet, condensed statements of income and statements of changes in the stockholders’ equity for Santander Finance Capital, S.A. (Unipersonal), prepared in conformity with EU-IFRS.
Balance sheets
SANTANDER FINANCE CAPITAL, S.A. (UNIPERSONAL)

	Thousands of Euros
	2007	2006	2005
Assets:
Cash	43,480	35,066	20,077
Loans, credits and other assets	21,664	34,504	47,268
Deposits with Parent Bank	3,214,769	3,214,769	3,214,769
Accrual accounts	25,901	19,967	15,099

Total Assets	3,305,814	3,304,306	3,297,213
Liabilities and stockholders’ equity:

LIABILITIES:
Public entities	1,436	21	571
Accrual accounts	24,037	23,965	13,205
Non-commercial debts	—	34	3,237
Commercial debts	37	—	—
Debts with Group companies	30	64	5
Provisions for taxes	—	—	12
Preferred securities	3,280,000	3,280,000	3,280,000

Total Liabilities	3,305,540	3,304,084	3,297,030
STOCKHOLDERS’ EQUITY:
Capital stock	151	151	151
Retained earnings	71	32	(99)
Net income	52	39	131

Total Stockholders’ Equity	274	222	183

Total Liabilities and Stockholders’ Equity	3,305,814	3,304,306	3,297,213

Statement of income
SANTANDER FINANCE CAPITAL, S.A. (UNIPERSONAL)

	Thousands of Euros
	2007	2006	2005

Interest income	151,399	113,237	86,299
Interest expenses	(138,448)	(100,320)	(74,425)
Operating expenses	(12,874)	(12,857)	(11,731)
Corporate income tax	(25)	(21)	(12)

Net income / (loss)	52	39	131

Statement of changes in stockholders’ equity

					Total
	Capital stock		Retained		Stockholders’
Changes in Stockholders’	Common		Earnings	Net income	Equity
Equity	Shares	Thousands of Euros
Balance at January 1, 2006	1,505	151	(99)	131	183

2005 Income allocation	—	—	131	(131)	—

Net income 2006	—	—	—	39	39
Balance at December 31, 2006	1,505	151	32	39	222

2006 Income allocation	—	—	39	(39)	—
Net income 2007	—	—		52	52
Balance at December 31, 2007	1,505	151	71	52	274
In October 2005, the board of directors authorized a capital increase of 903 shares of common stock with a €100 par value. This capital increase was fully subscribed and paid by Banco Santander, S.A.
After this capital increase, the capital stock of Santander Finance Capital S.A. (Unipersonal), as of December 31, 2005, amounted to 1,505 shares of common stock with a €100 par value, fully subscribed and paid by Banco Santander, S.A. (wholly owner of this company).
Preferred Securities

		Thousands of
	Issue Date	Euros
Serie I	10/3/2003	450,000
Serie II	02/18/2004	400,000
Serie III	07/30/2004	750,000
Serie IV	09/30/2004	680,000
Serie V	04/12/2005	1,000,000

Total		3,280,000
•	On October 3, 2003, Santander Finance Capital, S.A. (Unipersonal) issued 18,000,000 preference securities, at €25 par value.

•	On February 18, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 16,000,000 preference securities, at €25 par value.

•	On July 30, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 30,000,000 preference securities, at €25 par value.

•	On September 30, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 27,200,000 preference securities, at €25 par value.

•	On April 12, 2005, Santander Finance Capital, S.A. (Unipersonal) issued 40,000,000 preference securities, at €25 par value.

•	These issues are perpetual and can be redeemable at the option of the issuer, subject to the consent of the Bank of Spain, in whole or in part, at any time after five years from the issue date.

•	All the issues of Santander Finance Capital, S.A. (Unipersonal) are guaranteed by Banco Santander, S.A.

SANTANDER FINANCE PREFERRED, S.A. (UNIPERSONAL)
Santander Finance Preferred, S.A. (Unipersonal) was established in Spain on February 27, 2004.
The common stock of the company is wholly owned by Banco Santander, S.A.
Presented below are the condensed balance sheet, condensed statements of income and statements of changes in the stockholders’ equity for Santander Finance Preferred, S.A. (Unipersonal), prepared in conformity with EU-IFRS.
Balance sheets
SANTANDER FINANCE PREFERRED, S.A. (UNIPERSONAL)

	Thousands of Euros
	2007	2006	2005
Assets:
Cash	11,416	6,399	3,761
Deposits with Parent Bank	1,927,344	1,003,976	648,718
Other assets	17,826	13,583	8,376
Accrual accounts	27,865	9,681	6,123

Total Assets	1,984,451	1,033,639	666,978
Liabilities and stockholders’ equity:

LIABILITIES:
Public entities	186	57	65
Accrual accounts	26,097	8,883	5,646
Commercial debts	8	—	—
Non-commercial debts	101	30	45
Deferred income	2,877	580	—
Debts with group companies	4	4	—
Provisions for taxes	—	—	4
Preferred securities	1,954,956	1,023,918	661,058

Total Liabilities	1,984,229	1,033,472	666,818
STOCKHOLDERS’ EQUITY:
Capital stock	151	151	151
Retained earnings	16	9	3
Net income	55	7	6

Total Stockholders’ Equity	222	167	160

Total Liabilities and Stockholders’ Equity	1,984,451	1,033,639	666,978
Statement of income
SANTANDER FINANCE PREFERRED, S.A. (UNIPERSONAL)

	Thousands of Euros
	2007	2006	2005

Interest income	116,498	38,335	35,345
Interest expenses and similar expenses	(115,856)	(38,231)	(35,167)
Operating expenses	(561)	(93)	(168)
Corporate income tax	(26)	(4)	(4)

Net income / (loss)	55	7	6

Statement of changes in stockholders’ equity

					Total
	Capital stock		Retained		Stockholders’
Changes in Stockholders’	Common		Earnings	Net income	Equity
Equity	Shares	Thousands of Euros
Balance at January 1, 2006	1,505	151	3	6	160

2005 Income allocation	—	—	6	(6)	—

Net income 2006	—	—	—	7	7

Balance at December 31, 2006	1,505	151	9	7	167

2006 Income allocation	—	—	7	(7)	—
Net income 2007	—	—	—	55	55

Balance at December 31, 2007	1,505	151	16	55	222

In October 2005, the board of directors authorized a capital increase of 903 shares of common stock with a €100 par value. This capital increase was fully subscribed and paid by Banco Santander, S.A.
After this capital increase, the capital stock of Santander Finance Preferred, S.A. (Unipersonal), as of December 31, 2005, amounted to 1,505 shares of common stock with a €100 par value, fully subscribed and paid by Banco Santander, S.A. (wholly owner of this company).
Preferred Securities

		Thousands of
	Issue Date	Euros at 12/31/07

Series 1- $190,000	03/11/2004	129,067
Series 2- €300,000	09/30/2004	300,000
Series 3- €200,000	10/08/2004	200,000
Series 4- $500,000	11/21/2006	339,651
Series 5- $600,000	31/01/2007	407,581
Series 6- $350,000	05/03/2007	237,756
Series 7- £250,000	10/07/2007	340,901

		1,954,956
•	On March 11, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 7,600,000 preferred securities, at $25 par value.

•	On September 30, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 300,000 preferred securities, at €1,000 par value.

•	On October 8, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 200,000 preferred securities, at €1,000 par value.

•	On November 21, 2006 Santander Finance Preferred, S.A. (Unipersonal) issued 20,000,000 preferred securities, at €25,000 par value.

•	On January 31, 2007 Santander Finance Preferred, S.A. (Unipersonal) issued 24,000,000 preferred securities, at $25,000 par value.

•	On March 5, 2007 Santander Finance Preferred, S.A. (Unipersonal) issued 14,000,000 preferred securities, at $25,000 par value.

•	On July 10, 2007 Santander Finance Preferred, S.A. (Unipersonal) issued 5,000,000 preferred securities, at £50,000 par value.

•	These issues are perpetual and can be redeemable at the option of the issuer, subject to the consent of the Bank of Spain, in whole or in part, at any time after five years from the issue date.

•	All the issues of Santander Finance Preferred, S.A. (Unipersonal) are guaranteed by Banco Santander, S.A.

57.7	Business combinations: Goodwill and Other assets and liabilities
The main differences that explain the goodwill reconciliation item are those that arose with the acquisition of Abbey (2004), the purchase of Banco Central Hispano (1999) and the acquisition of Banesto (1994 and 1996) but there are many others that date from several years ago. The quantification of the differences is shown below:
Summary of differences arising in business combinations between U.S. GAAP and the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, as of December 31, 2007

	U.S. GAAP	EU-IFRS (*)	Difference

Purchase/merger of/with Banco Central Hispano	1,983,009	—	1,983,009

Acquisition of Banesto	2,023,924	372,655	1,651,269

Purchase of Abbey	7,311,949	8,167,868	(855,919)

Others	5,626,858	5,290,185	336,673

Total	16,945,740	13,830,708	3,115,032

Of which:

Goodwill	16,428,757	13,830,708	2,598,049
Other assets and liabilities arisen in the business combinations reconciling adjustments to U.S. GAAP	516,983	—	516,983

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
Abbey: The initial goodwill generated by the acquisition of Abbey under U.S. GAAP was lower than that under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. The main differences between the final Goodwill in the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP arise from the different date of quotation used to value the acquisition price of Abbey (quotation of October 20, 2004, last business-day prior to the date of approval of the capital increase under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and, quotation of days around the agreement and announcement of the offer in July 2004, under U.S. GAAP) and differences arising from the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 reconciliation adjustments to U.S. GAAP including loan origination fees, other intangibles assets and other minor adjustments.
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
Banesto: In August 1994 Banco Santander acquired 73.45% of Banesto from the Deposits Guarantee Fund for €1,884 million with the obligation to offer tranche B at €2.4 per share to other shareholders of Banesto (13.27% of its capital) and with the obligation to keep a minimum of 30% at least during 4 years. The Bank’s stake in Banesto for the years 1995, 1996 and 1997 was 53.18%, 52.6% and 49.25% respectively.
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

The movements of our goodwill during 2007, 2006 and 2005 were as follows:
Changes in goodwill

Thousands of Euros	U.S. GAAP	EU-IFRS (*)	Difference

2004 Year end balance	15,973,862	15,090,541	883,321

Acquisitions & sales	60,094	60,113	(19)

Reclassifications	218,109	(1,856,227)	2,074,336

Exchange differences	613,684	723,818	(110,134)

2005 Year end balance	16,865,749	14,018,245	2,847,504

Acquisitions & sales	392,186	574,166	(181,981)

Exchange differences	(125,228)	(66,865)	(58,363)

Impairment	(12,811)	(12,811)	—

2006 Year end balance	17,119,896	14,512,735	2,607,161

Acquisitions & sales	133,779	195,857	(62,078)

Exchange differences	(810,434)	(863,400)	52,966

Impairment	(14,484)	(14,484)	—

2007 Year end balance	16,428,757	13,830,708	2,598,049

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
The main difference between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP 2005 movements was due to the early assessment of Abbey’s intangibles assets made in U.S. GAAP in 2004. The main difference between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP 2006 and 2007 movements was due to the different amounts of goodwill related to sales of business.
The components of intangible assets other than goodwill were as follows:

			Additions &	Definitive
			Sales, net	assessment
	Estimated	December 31,	of exchange	of	Amortization	December 31,
Thousands of Euros	Useful Life	2004	differences	acquisitions	& Impairments	2005

With indefinite useful life:
Brand name (Abbey)		566,000	—	(106,320)	—	459,680

With finite useful life:
Customer deposits (Abbey)	10 years	1,451,000	—	(193,157)	—	1,257,843
Credit cards (Abbey)	5 years	33,000	—	2,021	—	35,021
Distribution channels (Abbey)		25,692	—	(25,692)	—	—
IT developments	3 years	815,949	391,657	—	—	1,207,606
Other assets		77,724	(19,564)	105,039	—	163,199
Accumulated amortization		(394,132)	88,639	—	(398,852)	(704,345)
Impairment losses		(67,921)	(9,080)	—	(130,977)	(207,978)

Subtotal		2,507,312	451,652	(218,109)	(529,829)	2,211,026

Present value of future profits (Abbey)		642,308	18,511	569,520	—	1,230,339

Total		3,149,620	470,163	351,411	(529,829)	3,441,365

			Additions &
			Sales, net of
	Estimated	December 31,	exchange	Amortization &	Impairments	December 31,
Thousands of Euros	Useful Life	2005	differences	Impairments	Applications	2006

With indefinite useful life:
Brand name (Abbey)		459,680	9,419	—	—	469,099
Other brand names		—	18,078	—	—	18,078
With finite useful life:
Customer deposits (Abbey)	10 years	1,257,843	25,850	—	—	1,283,693
Credit cards (Abbey)	5 years	35,021	720	—	—	35,741
IT developments	3 years	1,207,606	295,371	—	(193,299)	1,309,678
Other assets		163,199	159,827	—	—	323,026
Accumulated amortization		(704,345)	243,768	(519,953)	—	(980,530)
Impairment losses		(207,978)	—	—	193,299	(14,679)

Subtotal		2,211,026	753,033	(519,953)	—	2,444,106

Present value of future profits (Abbey)		1,230,339	(1,230,339)	—	—	—

Total		3,441,365	(477,306)	(519,953)	—	2,444,106

			Additions &
			Sales, net of		Impairments &
	Estimated	December 31,	exchange	Amortization &	Amortization	December 31,
Thousands of Euros	Useful Life	2006	differences	Impairments	Applications	2007

With indefinite useful life:
Brand name (Abbey)		469,099	(39,563)	—	—	429,536
Other brand names		18,078	(1,439)	—	—	16,639
With finite useful life:
Customer deposits (Abbey)	10 years	1,283,693	(108,265)	—	—	1,175,428
Credit cards (Abbey)	5 years	35,741	(3,014)	—	—	32,727
IT developments	3 years	1,309,678	657,592	—	(392,301)	1,574,969
Other assets		323,026	465,913	—	(555,587)	233,352
Accumulated amortization		(980,530)	—	(646,609)	392,301	(1,234,838)
Impairment losses		(14,679)	(3,504)	(562,883)	555,587	(25,479)

Total		2,444,106	967,720	(1,209,492)	—	2,202,334
Abbey was consolidated in Grupo Santander for the first time on December 31, 2004. Accordingly, the 2004 consolidated balance sheet includes the effect of the acquisition, whereas the 2004 consolidated statement of income does not include the results obtained by Abbey from the date of completion of the acquisition, which were not material. The acquisition of 100% of Abbey generated goodwill under previous Spanish GAAP of €10,263,893 thousand of the Santander Group’s total goodwill at 2004 year-end of €16,964,201 thousand (€15,090,541 thousand under IFRS) (Note 17). The goodwill arising from the acquisition included the adjustments and valuations required for it to be presented in conformity with the accounting principles and valuation methods described in Note 2.
Due to the complexity of the analysis, the Bank required evaluations from independent advisors. The goodwill and its allocation process was not considered definitive at the end of 2004 and was revised in 2005 after further work.
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

•	Differences arising from EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 reconciliation to U.S. GAAP.

In 2005, after these calculations, some intangibles assets were valued and identified reducing the goodwill as shown in the table below. These include trademarks & trade names and core deposits among others:

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
As explained in Note 3.c.ii and 37.a.i, in June 2006 Abbey entered into an agreement with Resolution plc (“Resolution”) to sell its life insurance business to the latter for €5,340 million (GBP 3,600 million). The transaction was completed in the third quarter of 2006 and did not give rise to any gains for the Group.

57.8	Earnings per Share
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
The Bank’s share option plans outstanding at December 31, 2007, 2006 and 2005 have a dilutive effect on the earnings per share equal to an increase of 66,362,931, 34,052,536, and 23,325,614 shares respectively, as explained in Notes 4.b.ii and 49.c. The effect of these stock options plans is included in the EPS calculation.
The computation of basic and diluted EPS for the years ended December 31, 2007, 2006 and 2005 is presented in the following table.

	Millions of Euros, except per share data
	EU-IFRS (*)			U.S.GAAP
	2007	2006	2005	2007	2006	2005
NUMERATOR FOR BASIC AND DILUTED CALCULATION:

Net income from continuing operations attributable to the Group	8,352	6,328	5,990	6,725	6,305	6,089
Net income from discontinued operations attributable to the Group	708	1,268	230	572	1,109	230

Net income available to common stockholders for basic EPS	9,060	7,596	6,220	7,297	7,415	6,318
Effect of dilutive securities	—	—	—	—	—	—

Net income available to common stockholders for diluted EPS	9,060	7,596	6,220	7,297	7,415	6,318

DENOMINATOR FOR BASIC AND DILUTED CALCULATION:

Basic calculation weighted-average shares (**)	6,342	6,248	6,241	6,342	6,248	6,241
Effect of dilutive securities:
Stock options plans	66	34	23	66	34	23

Weighted-average shares for diluted calculation	6,408	6,282	6,264	6,408	6,282	6,264

EARNINGS PER SHARE RATIOS:

Basic earnings per share
Income from continuing operations	1.317	1.013	0.960	1.060	1.009	0.976
Income from discontinued operations	0.112	0.203	0.037	0.090	0.178	0.037
Net income	1.429	1.216	0.997	1.151	1.187	1.012

Diluted earnings per share
Income from continuing operations	1.303	1.007	0.956	1.049	1.004	0.972
Income from discontinued operations	0.111	0.202	0.037	0.089	0.177	0.037
Net income	1.414	1.209	0.993	1.139	1.180	1.009

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

(**)	Assumed conversion of convertible debt “Valores Santander” (see Note 34).

58.	Additional information required by U.S. GAAP
The information included in this Note is classified as follows:
Note 58.1. Securitization
Note 58.2. Allowance for Credit Losses
Note 58.3. Investment Securities
Note 58.4. Derivative Financial Instruments
Note 58.5. Short Term Borrowings
Note 58.6. Guarantees
Note 58.7. Additional disclosures about fair value
Note 58.8. Stock Option Plans
Note 58.9. Acquisition of Drive Consumer U.S.A. Inc.
Note 58.10. Significant Equity method investee: Sovereign Bancorp, Inc. (“Sovereign”).
Note 58.11. Additional relevant events
58.1	Securitization
Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, as disclosed in Notes 2.e). and 57.2, the accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties. Securitizations may result in continued recognition of the securitized assets; continued recognition of the assets to the extent of the Group’s continuing involvement in those assets; or derecognition of the assets. Under SIC-12 a Special Purpose Entity (“SPE”) is consolidated by the entity that is deemed to control it. Indicators of control include when the SPE conducts activities on behalf of another entity or where an entity is entitled to the majority of the benefits or exposed to the majority of the risks of the SPE.
Under U.S. GAAP, as disclosed in Notes 57.2 and 57.3, the accounting treatment is similar. Nevertheless, according to SFAS 140, assets securitized are derecognized when financial assets are transferred to a Qualifying Special Purpose Entity (satisfying the conditions to be accounted for as a sale) and are not required to be consolidated by FIN 46-R.
The Group securitized mortgages and other loans during 2007, the total amount of which was not accounted for as a sale under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
The balances of assets securitized at December 31, 2007, 2006 and 2005 under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP, were as follows:

	EU-IFRS (*)			U.S. GAAP
Thousands of Euros	2007	2006	2005	2007	2006	2005

Accounted for as a sale	3,742,020	4,901,712	6,065,484	3,742,020	27,467,108	27,533,454
Mortgage loans	2,478,869	2,980,911	2,897,250	2,478,869	25,546,307	24,365,220
Of which Abbey	—	—	—	—	22,565,396	21,467,970
Other securitized assets	1,263,151	1,920,801	3,168,234	1,263,151	1,920,801	3,168,234

Continued recognition of the assets	92,022,693	59,425,910	46,523,076	92,022,693	36,860,514	25,055,106
Mortgage loans	60,055,842	36,363,009	33,085,261	60,055,842	13,797,613	11,617,291
Of which Abbey	40,216,503	22,565,396	21,467,970	40,216,503	—	—
Other securitized assets	31,966,851	23,062,901	13,437,815	31,966,851	23,062,901	13,437,815

TOTAL	95,764,713	64,327,622	52,588,560	95,764,713	64,327,622	52,588,560

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
Effective from December 2007, under U.S. GAAP, certain mortgage securitization vehicles (Abbey’s) were considered “qualifying special purpose entities” and fell outside the scope of consolidation as defined by FIN 46-R (see Note 57.3). Consequently, the Group treated these securitizations as sales and, where appropriate, recognized a servicing asset and an interest-only security (see Note 57.2). The interest-only security was accounted for as an available for sale security, and was evaluated for impairment in accordance with EITF 99-20. From December 2007 these mortgage securitization vehicles no longer meet the requirements to be considered qualifying special purpose entities and consequently the assets and liabilities of the vehicles are re-purchased.

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
Abbey National plc and its subsidiaries are under no obligation to support any losses that may be incurred by the Securitization Companies or holders of the Securities except as described below, and do not intend to provide such further support. Mortgage indemnity guarantee (“MIG”) insurance is an agreement between a lender and an insurance company to underwrite the amount of every mortgage advance that exceeds a certain loan-to-value ratio. Until and including December 31, 2001, Abbey required MIG policies for all mortgages that exceeded a loan-to-value ratio of 75%. Cover on all such policies was commuted effective from October 14, 2005. Holders of the Securities are only entitled to obtain payment of principal and interest to the extent that the resources of the Securitization Companies are sufficient to support such payments, and the holders of the Securities have agreed in writing not to seek recourse in any other form.
Abbey National plc receives payments from the Securitization Companies in respect of fees for administering the loans, and payment of deferred consideration for the sale of the loans. Abbey National plc has no right or obligation to repurchase the benefit of any securitized loan, except if certain representations and warranties given by Abbey National plc at the time of transfer are breached.
Abbey makes use of a type of securitization known as a master trust structure. In this structure, a pool of assets is assigned to a trust company by the asset originator, initially funded by the originator. A funding entity acquires beneficial interests in a share of the portfolios of assets with funds borrowed from qualifying special purpose entities, which at the same time issue asset-backed securities to third-party investors or Abbey. The purpose of the special purpose entities is to obtain diverse, low cost funding through the issue of asset-backed securities. The share of the pool of assets not purchased from the trust company by the funding entity is known as the beneficial interest of the originator. Using this structure, Abbey has assigned portfolios of residential mortgages and their related security to Holmes Trustees Limited, a trust company that holds the portfolios of mortgages on trust for Abbey and Holmes Funding Limited. Holmes Funding Limited acquires beneficial interests in the portfolios of mortgages with funds borrowed from the securitization companies, Holmes Financing No. s 1, 6-10plc and Holmes Master Issuer plc.
In March, June and December 2007, Holmes Funding Limited acquired, at book value, a beneficial interest in the trust property vested in Holmes Trustees Limited. This further beneficial interest of €25.6bn was acquired through borrowing from Holmes Master Issuer plc, which funded its advance to Holmes Funding Limited, through the issue of mortgage backed securities. The €9.9bn of mortgage backed securities issued in December were acquired by Abbey National plc. It is intended that any future issues will be made from Holmes Master Issuer plc. In October 2007 the remaining mortgage backed securities in issue in Holmes Financing (No. 2) plc were redeemed. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Limited belongs to Abbey National plc, and remains on its balance sheet. This beneficial interest amounts to €10.8bn at December 31, 2007.
Prior to the issuance in December 2007 by Holmes Master Issuer (Holmes Master Issuer — 2007/3), the Securitization Companies met the criteria to be classified as qualifying special purpose entities in accordance with SFAS 140. The assets that had been transferred to qualifying special purpose entities (securitized) met the criteria required under SFAS 140 for a sale and were no longer retained on the balance sheet. The gain or loss on sale was allocated between the assets sold and the interests that continued to be held based on their relative fair value at the date of transfer. As a result of this sale, gains have been recognized (as shown in Note 57.3 g) for the years 2005, 2006 and 2007. Additionally, an impairment loss of €51m has been recognized in 2007. There were no impairment losses in 2006 or 2005.
From the issuance in December 2007 on, the Securitization Companies no longer met the criteria to be classified as qualifying special purpose entities due to the acquisition of the notes issued by Holmes Master Issuer plc — 2007/3 by Abbey, the transferor of the assets. As the transfers no longer meet the criteria for sale accounting under US GAAP, Abbey is deemed to have reacquired the assets transferred to the securitization companies. The retained interest (formerly known as the interest-only strip) was reclassified and combined with the reacquired mortgage assets. As the Securitization Companies are no longer qualifying special purpose vehicles the fall into the scope of FIN-46R, and therefore the Group is now required to consolidate these vehicles.
The remuneration received by Abbey for servicing is considered to be adequate and therefore no servicing assets were recognized in any of the years presented.

The balances of assets securitized and non-recourse finance as of December 31, 2007 were as follows:

	Closing date of	Gross assets	Non- recourse
Securitization company	Securitization	securitized	finance
		Millions of Euros
Holmes Financing (No.1) plc	July 26, 2000	375	375
Holmes Financing (No.6) plc	November 7, 2002	745	840
Holmes Financing (No.7) plc	March 26, 2003	897	897
Holmes Financing (No. 8) plc	April 1, 2004	2,731	2,731
Holmes Financing (No. 9) plc	December 8, 2005	3,789	3,789
Holmes Financing (No. 10) plc	August 8, 2006	4,364	4,364
Holmes Master Issuer plc - 2006/1	November 28, 2006	3,570	3,570
Holmes Master Issuer plc - 2007/1	March 28, 2007	5,865	7,734
Holmes Master Issuer plc - 2007/2	June 20, 2007	7,984	7,984
Holmes Master Issuer plc - 2007/3	December 21, 2007	9,898	9,898
Beneficial interest in Holmes Trustees Limited		10,846	—

		51,064	42,182

The gross assets securitized represent the interest in the trust property held by Holmes Funding Limited related to the debt issued by the Securitization companies. The retained interest in Holmes Trustees Limited represents the proportion of the funds required to be retained in the trust as part of the master structure trust agreement.
The Securitization vehicles have placed deposits totaling €1.9bn representing cash, which has been accumulated to finance the redemption of a number of securities issued by the Securitization companies. The Securitization companies’ contractual interest in advances secured on residential property is therefore reduced by this amount.
Abbey National plc does not own directly, or indirectly, any of the share capital of any of the above Securitization companies or their parents.
The contribution of the above companies to the Group’s Income Statement was €60m gain in 2007 (€88m gain in 2006 and €35m loss in 2005).
In 2007 no new issuances were made from Abbey’s €12.0 bn covered bond programme established in 2005, (2006: one issue of €1.5bn). The covered bonds are secured by a pool of ring-fenced residential mortgages and are not included in the tables above.
Spain
Securitization funds (the vehicles where securitized loans are transferred) are independent entities, managed by a “Sociedad Gestora” (Managing Society, a different legal entity usually controlled by the Bank), which are registered and regulated by the National Securities Market Commission (Comisión Nacional del Mercado de Valores — “CNMV”). The “Sociedad Gestora” is responsible of managing the transferred assets for a fixed fee. No gains or losses were registered in the income statement from the Bank’s securitizations because the selling price was equal to the book value of transferred loans. Therefore no adjustment was made in the reconciliation to U.S. GAAP.
A securitization fund may only hold:
•	Financial assets transferred to it that are passive in nature (loans)

•
Passive derivative financial instruments that pertain to beneficial interests (other than another derivative financial instrument) issued or sold to parties other than the transferor, its affiliates, or its agents.

•
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

•	Servicing rights related to financial assets that it holds.

•	Temporarily, non-financial assets obtained in connection with the collection of financial assets that it holds.

•
Cash collected from assets that it holds and investments purchased with that cash pending distribution to holders of beneficial interests that are appropriate for that purpose (that is, money-market or other relatively risk-free instruments without options and with maturities no later than the expected distribution date).

Portugal
As of December 31, 2007, Banco Santander Totta, S.A. has mortgage securitizations amounting to €10,541 million that are accounted for in the balance sheet.
US
On September 25, 2006 Santander Group reached an agreement to acquire 90% of Drive in the U.S.A. for $637 million in cash (€494 million approximately). As at December 31, 2007, Drive Financial has securitizations that amount to a total of €2,416 millions. These securitizations are not accounted for as a sale.

Other countries
The balances of assets securitized by other countries (mainly Germany and Italy) are not significant and their accounting treatment results in continued recognition in the balance sheet.
58.2	Allowance For Credit Losses
The balances of the recorded investment in impaired loans and of the related valuation allowance as of December 31, 2007, 2006 and 2005 are as follows:

	Thousands of Euros
	2007	2006	2005
Impaired loans requiring no reserve	1,260,497	766,255	974,418
Impaired loans requiring valuation allowance	4,850,557	3,865,005	3,407,355

Total impaired loans	6,111,054	4,631,260	4,381,773

Valuation allowance on impaired loans	3,240,398	2,922,495	3,130,929
The roll-forward of allowances (under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004) is shown in Note 10. The reconciliation item to U.S. GAAP is in Note 57.3.a.
Interest income on non-performing loans is recognized on a cash-received basis. An estimate of the effect of non-performing loans — net of charge-off — on interest income is presented in the following table:

	Year ended December 31,
	2007	2006	2005
	(Thousands of Euros)
Interest owed on non-accruing assets
Domestic	80,133	49,537	38,751
International	291,987	218,216	273,834

Total	372,120	267,753	312,585
Interest received on non-accruing assets
Domestic	81,233	86,370	79,183
International	110,015	70,435	77,602

Total	191,248	156,805	156,785

For the twelve months ended December 31, 2007, 2006 and 2005 the average recorded investments in non-performing loans were €1,495,023, €1,144,051 and €976,086 thousand from borrowers in Spain, and €4,072,346, €3,452,791 and €3,397,448 from borrowers outside Spain, respectively.

58.3	Investment Securities

The following table shows a disclosure of the amortized cost, gross unrealized gains and losses, and fair value of available-for-sale fixed maturity securities and equity securities for 2007, 2006 and 2005:

INVESTMENT SECURITIES

	December 31, 2007				December 31, 2006				December 31, 2005
		Gross	Gross			Gross	Gross			Gross	Gross
(U.S. GAAP presentation)	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair
Thousands of Euros	cost	gains	losses (2)	Value (1)	cost	gains	losses (2)	Value (1)	cost	gains	losses (2)	Value (1)
Available-for-sale securities
Debt securities:
United States-
US Treasury and other US Government Agencies	233,660	3,345	1,349	235,656	768,440	11	15,703	752,748	651,424	—	13,933	637,491
States and political subdivisions	246,175	2,309	445	248,039	41,648	—	589	41,059	90,881	—	390	90,491
Mortgage-backed securities	207,617	—	2,744	204,873	322,163	—	9,750	312,413	655,442	—	13,323	642,119
Corporate debt securities	12,462	—	215	12,247	—	—	—	—	—	—	—	—
Other securities	2,291,440	694	5,052	2,287,082	995,121	—	260	994,861	1,402,838	—	376	1,402,462

Spanish Government	8,107,355	92,669	350	8,199,674	7,745,231	123,738	2,011	7,866,958	12,787,831	291,095	43,531	13,035,395
Other Spanish public authorities	17,258	736	—	17,994	20,653	1,695	—	22,348	17,615	—	—	17,615
Securities of other foreign Governments	9,890,336	343,936	97,846	10,136,426	8,268,849	695,215	9,269	8,954,795	43,254,927	391,236	26,469	43,619,694

Other Corporate debt securities	1,311,054	115	10,543	1,300,626	490,852	1,087	527	491,412	1,367,372	78	856	1,366,594
Other Mortgage-backed securities	1,653,775	5,434	7,105	1,652,104	1,665,206	29,127	357	1,693,976	2,465,580	1,895	30,142	2,437,333
Other debt securities	11,654,363	52,913	146,582	11,560,694	12,159,113	62,103	2,562	12,218,654	4,939,894	36,487	351	4,976,030

	35,625,496	502,151	272,231	35,855,416	32,477,276	912,976	41,028	33,349,224	67,633,804	720,791	129,371	68,225,224

Equity securities:
Spanish securities	3,941,669	369.877	—	4,311,546	1,877,175	208,599	—	2,085,774	1,548,863	804,337	—	2,353,200
International securities	4,548,119	1.302.166	—	5,850,285	2,398,862	1,486,209	—	3,885,071	2,576,992	960,726	—	3,537,718
of which: United States:	196,416	46.467	—	242,883	144,956	—	—	144,956	57,476	—	—	57,476

	8,489,787	1.672.043	—	10,161,830	4,276,037	1,694,808	—	5,970,845	4,125,855	1,765,063	—	5,890,918

(1)	Fair values are determined based on year-end quoted market prices for listed securities and on management’s estimate for unlisted securities.

(2)
Gross unrealized losses under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 are higher than those under U.S. GAAP, due to the “Other than Temporary Adjustment” included in reconciliation to U.S.GAAP (see Notes 57.2 and 57.3.b). Additionally, the gross unrealized losses have mainly arisen in a period shorter than one year.

We review all the unrealized losses of our debt securities portfolio at least quarterly to evaluate if they should be considered other than temporary impaired. Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, impairment losses are recorded in the income statement when the fair value of a debt security declines below its amortized cost and there is objective evidence of a reduction of the expected cash flows. Reversal of impairment losses is permitted if the impairment ceases or is reduced; however under U.S. GAAP, the reversal of impairment losses is not permitted (see Note 57.3.b). Additionally, for the remaining unrealized losses, we have evaluated their decline in fair value to determine whether it is other than temporary and we have not recognized any other than temporary impairment for these securities for the fiscal year ended December 31, 2007 as all of the unrealized losses have substantially arisen in a period shorter than one year.

Gross gains of €18,689,786, €40,031,628 and €14,694,950 thousand and gross losses of €17,871,498, €36,484,698 and €12,132,446 thousand have been realized during 2007, 2006 and 2005 on the sales of trading and available-for-sale investment securities, which are included, net, under “Gains (losses) from Investment Securities” in the consolidated statement of income (see Note 57.5).

The following table includes the detail of the available-for-sale portfolios excluding the allocation of the allowance for credit losses for 2007:

AVAILABLE-FOR-SALE Classification by maturity

	Thousands of Euros
	2007
		Fair	Amortized
	Yield	Value	Value
Debt securities:
Due in one year or less	6.63%	4,509,093	4,427,677
Due after one year through five years	5.95%	12,244,459	12,174,509
Due after five years through ten years	4.45%	14,635,854	14,586,205
Due after ten years	4.87%	4,466,010	4,437,105

		35,855,416	35,625,496
The details of the trading portfolio by type of security are set out below:

TRADING PORTFOLIO

(U.S. GAAP presentation)	2007	2006	2005
Thousands of Euros	Fair value	Fair value	Fair value
Trading Portfolio Debt Securities:
United States:
U.S. Treasury and other U.S. Government agencies	1,634,497	320,498	237,079
States and Political subdivisions	33,414	9,159	4,676
Mortgage-backed securities	7	12,594	—
Corporate debt securities	416,284	462,219	2,425,250
Other Securities	6,705,377	3,925,028	862,072

Spanish Government	6,271,502	4,730,026	6,559,938
Other Spanish Public authorities	1,635,194	156,969	103,713
Securities of other foreign Governments	9,329,427	12,082,006	29,373,007

Other Corporate debt securities	1,490,988	1,691,454	14,569,752
Other Mortgage-backed securities	100,008	557,402	78,179
Other debt securities	45,786,536	57,289,857	37,227,515

Total debt securities	73,403,234	81,237,212	91,441,181

Trading Equity Securities
Spanish Securities	3,971,653	5,226,339	5,291,082
International Securities	8,643,135	10,976,813	33,089,955
Of which United States	1,386,872	459,966	190,235

Total equity securities	12,614,788	16,203,152	38,381,037
The following table includes the detail of the debt securities trading portfolios for 2007:

TRADING PORTFOLIO Classification by maturity

	Thousands of Euros
	2007
		Book	Fair
	Yield	Value	Value
Debt securities:
Due in one year or less	5.54%	34,179,973	34,179,973
Due after one year through five years	5.93%	20,995,824	20,995,824
Due after five years through ten years	4.99%	8,957,564	8,957,564
Due after ten years	5.01%	9,269,873	9,269,873

		73,403,234	73,403,234

58.4	Derivative Financial Instruments

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

More detailed information about market risks and control over them can be found in Note 56.

Accounting principles-

The Group enters into thousands of derivative transactions for trading purposes and to hedge asset and liability exposures. Only a limited amount of these hedging transactions receive hedge accounting treatment under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 due to the strict qualifying requirements. The general rule is that all derivatives are accounted for as trading operations, and only those derivatives that comply with the specific criteria required by the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 are accounted for as hedging operations. A full description of the principles applied by the Group in accounting for derivative financial instruments is disclosed in Note 2.d.v. The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP differ, in certain respects, in the accounting treatment of these transactions. See Note 57.2 for a summary of the accounting criteria, and Note 57.3.f) for the impact on the reconciliation of net income and stockholders’ equity from the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 to U.S. GAAP.

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

As explained in Note 57.3 f) and in Note 57.2, the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP differ, in certain respects, in the requirements for hedge accounting of these transactions. Given that U.S. GAAP does not allow certain types of hedges, derivative transactions accounted for as hedges under U.S. GAAP are only a portion of the hedge transactions under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

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

Fair value methods-

The methods and assumptions used by the Group in estimating its fair value disclosures for derivative financial instruments are disclosed in Note 2.d.

The following table shows a detail of our consolidated trading and hedging transactions broken down into notional amounts and their fair value in accordance with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 at the dates indicated:

	December 31,		December 31,		December 31,
	2007		2006		2005
	Notional		Notional		Notional
Millions of Euros	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
• Trading	3,620,490.1	(2,077.6)	2,748,721.0	(3,753.7)	1,830,939.6	(1,598.9)
• Hedging	164,666.9	(1,071.4)	157,363.1	(505.9)	226,627.4	1,815.4
Fair Value Hedges	126,388.3	(1,199.7)	131,214.4	(474.3)	204,820.6	2,046.6
Cash Flow Hedges	10,695.5	(136.7)	9,472.8	(34.4)	9,777.2	23.9
Hedges of the foreign currency of a net investment in a foreign subsidiary	27,583.1	265.0	16,675.9	2.8	12,029.7	(255.1)

	3,785,157.0	(3,149.0)	2,906,084.1	(4,259.6)	2,057,567.0	216.5

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

The following table shows a detail of our consolidated trading and hedging transactions broken down into notional amounts and their fair value in accordance with U.S. GAAP at the dates indicated:

	December 31,		December 31,		December 31,
	2007		2006		2005
	Notional		Notional		Notional
Millions of Euros	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
• Trading	3,685,557.8	(1,482.7)	2,820,182.0	(3,525.9)	1,880,611.3	(1,446.7)
• Hedging	99,599.2	(1,665.8)	85,902.1	(733.7)	176,955.6	1,663.1
Fair Value Hedges	61,320.6	(1,794.1)	59,753.4	(702.1)	155,148.8	1,894.4
Cash Flow Hedges	10,695.5	(136.7)	9,472.8	(34.4)	9,777.2	23.9
Hedges of the foreign currency of a net investment in a foreign subsidiary	27,583.1	265	16,675.9	2.8	12,029.7	(255.1)

	3,785,157.0	(3,148.5)	2,906,084.1	(4,259.6)	2,057,567.0	216.5

The notional amounts of hedging transactions under U.S. GAAP are less than those under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 due to the fact that the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 allows certain hedge accounting that is not permitted under U.S. GAAP.

58.5	Short Term Borrowings

Following is an analysis of the components of the “Short-term borrowings” caption for 2007, 2006 and 2005:

	2007		2006		2005
		Average		Average		Average
Thousands of Euros	Amount	Rate	Amount	Rate	Amount	Rate

Securities sold under agreements to repurchase:
At December 31	99,067,534	3.66%	92,433,767	4.39%	126,201,890	3.55%
Average during year	90,977,794	3.86%	101,682,243	3.74%	91,458,502	3.65%
Maximum month-end balance	99,067,534		129,816,503		129,563,533

Other short-term borrowings:
At December 31	32,706,892	7.29%	35,385,525	2.50%	25,157,976	2.34%
Average during year	27,071,238	5.42%	25,501,630	2.66%	21,249,880	4.23%
Maximum month-end balance	44,052,354		35,385,525		26,688,044

Total short-term borrowings at year-end	131,774,426	4.56%	127,819,292	3.87%	151,359,866	3.35%

This short-term indebtedness is denominated in different currencies, mostly Euro, US$, GBP and Latin-American currencies. Interest rates of these currencies have not followed the same trend.

58.6	Guarantees

The Group provides a variety of guarantees to its customers to improve their credit standing and allow them to compete. The following table summarizes at December 31, 2007, 2006 and 2005 all of the guarantees.

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

Guarantees disclosures

	Maximum potential amount of future payments
	2007	2006	2005
	(Thousands of Euros)
Contingent liabilities:
Assets earmarked for third-party obligations	3	4	24
Guarantees and other sureties	70,513,358	53,175,928	44,432,649
Guaranties promises	13,332,972	8,258,151	100,898
Performance guarantees	34,657,158	29,857,748	25,428,337
Financial standby letters of credit	21,740,424	14,522,186	18,642,647
Doubtful guarantees	74,154	59,157	79,529
Credit Default Swaps	708,250	478,250	180,000
Other	400	436	1,238
Other contingent exposures	6,411,474	5,593,377	4,020,902
Documentary Credits	5,803,088	5,029,484	3,767,022
Other contingent liabilities	608,274	563,731	252,541
Doubtful contingent liabilities	112	162	1,339

Total Contingent Liabilities	76,924,835	58,769,309	48,453,575
Commitments
Loan commitments drawable by third parties	102,215,927	91,690,396	77,678,333
Other commitments	12,460,636	11,559,034	18,584,929
Securities placement commitments	33,032	3,463	16,399
Securities subscribed and pending payment	107,244	83,368	195,610
Compensation room delivered bills	12,320,360	11,472,203	18,372,920

Total Commitments	114,676,563	103,249,430	96,263,262

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

In the UK it is normal to issue check guarantee cards to current account customers holding checkbooks, as retailers do not generally accept cheques without such form of guarantee. Accordingly, Abbey issues guaranteed cheques that represent its commitment to guarantee the cheques of some of its customers up to a certain limit, typically £50-£100. Bank account facilities to which guaranteed cheques relate are regularly assessed based on customers’ behavior, and amended where necessary. Prior notice of changes is given to customers. The maximum potential amount of future payments is €7,955 million on December 2007 (€7,696 million in 2006 and €5,952 in 2005) and there is no stated maturity.

Also, Abbey, as is normal in such activity, gives representations and warranties on the sale of subsidiaries. The maximum potential amount of any claims made against these is significantly higher than actual settlements. The maximum potential amount of future payments is €5,354 million on December 31, 2007 (€6,849 million in 2006 and €4,077 in 2005).

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

As of December 31, 2007, the Group had allowances to cover inherent losses on guarantees of €636,316 thousands, (2006: €598,735 and 2005: €487,048).

According to FIN 45, a guarantee that is accounted for as a derivative instrument at fair value under Statement 133 is not subject to the initial recognition and initial measurement provisions of this Interpretation but is subject to its disclosure requirements, see Notes 9, 11 and 36.

58.7	Additional disclosures about fair value

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

The following table shows the market value of our holdings accounted for by using the equity method that has listed quotations:

	December 31,
Thousands of Euros	2007	2006	2005
RFS	11,778,624	—	—
Cepsa	5,896,826	4,766,317	3,337,438
Attijariwafa	761,893	579,295	319,369
Sovereign	875,406	2,267,762	—
58.8	Stock Option Plans

SFAS No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123-R) eliminated the option to apply the intrinsic value measurement provisions of APB No. 25 “Accounting for Stock Issued to Employees”, to stock compensation awards issued to employees. SFAS 123-R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award the requisite service period (usually the vesting period).

The Company adopted SFAS 123-R on January 1, 2005 by using the modified prospective approach, which requires recognizing expense for options granted prior to the adoption date equal to the fair value at the grant date of the unvested amounts over their remaining vesting period. The reason for this early adoption is to reduce differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP.

Currently, all the Group’s stock options are accounted for following IFRS 2 which is similar to FAS 123-R. Disclosures are included in Note 49.c.

58.9	Acquisition of Drive Consumer U.S.A. Inc.

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

The goodwill and its allocation process was finalized during 2007, which reduced the initial goodwill of Drive by €49 million at year end.

The following is a Balance Sheet at the first-time consolidation date:

Drive Group Balance Sheet

Thousands of
Euros
2006
Assets
Interest earning deposits in other banks	129,736
Loans and leases, net of unearned income	2,230,256
Less-Allowance for credit losses	(110,365)
Net Loans and leases	2,119,891
Premises and equipment, net	3,093
Other assets	19,491

Total assets	2,272,211

Liabilities
Deposits
Interest bearing
Time deposits	272,188
Total deposits	272,188
Long-term debt	1,894,308
Taxes Payable	3,043
Accounts Payable	15,132
Accrual Accounts	8,631
Others	501
Other liabilities	27,307

Total liabilities	2,193,803
Minority interest
Stockholders’ equity
Capital stock	63,456
Other reserves	14,952
Total stockholders’ equity	78,408

Total liabilities and Stockholders’ equity	2,272,211
58.10	Significant Equity method investee: Sovereign Bancorp, Inc (“Sovereign”).

As of December 31, 2007, due to the market evolution and, in particular, the decline in Sovereign shares quoted market price, the Group analyzed whether an other-than-temporary impairment existed in its investment in Sovereign.

The analysis was performed by comparing the determined fair value of Sovereign with its cost as of December 31, 2007. As the fair value was less than its cost over a relevant period of time, we concluded that an other-than-temporary impairment existed and recorded an impairment loss in the income statement for the difference between the fair value and its cost as of December 31, 2007, totaling €1.053 million.

Additionally, under SEC Regulation S-X, Rule 4-08 (g), Sovereign, equity method investee, was significant to the Group in 2007 and thus we present below its summarized balance sheets as of December 31, 2007 and 2006 and income statements for the fiscal years ended December 31, 2007, 2006 and 2005.

CONSOLIDATED BALANCE SHEET — SOVEREIGN BANCORP, INC.

	2007	2006	2005
	(Thousands of euros)
Assets
Cash and amounts due from depository institutions	2,126,737	1,369,869	959,512
Investment securities available for sale	9,470,720	10,535,025	6,152,752
Investment securities held to maturity	—	—	3,939,669
Other investments	815,532	761,588	552,089
Net loans held for investment	38,395,880	41,386,215	36,511,545
Loans held for sale	372,094	5,779,743	264,116
Premises and equipment	381,993	459,914	349,256
Accrued interest receivable	238,118	321,109	242,689
Goodwill	2,327,455	3,800,444	2,302,980
Core deposits and other intangibles	252,779	378,451	181,381
Bank owned life insurance	1,218,734	1,309,964	863,037
Other assets	1,968,326	1,962,863	1,659,719
Total assets	57,568,369	68,065,185	53,978,745

Liabilities
Deposits and other customer accounts	33,907,958	39,775,667	32,192,681
Borrowings and other debt obligations	17,747,491	20,387,029	15,869,202
Advance payments by borrowers for taxes and insurance	56,444	74,443	41,801
Other liabilities	1,007,108	1,145,598	775,156
Total liabilities	52,719,001	61,382.737	48,878,840

Minority interest-preferred securities of subsidiaries	99,470	118,743	174,332

Stockholders’ Equity
Preferred stock	132,766	148,402	—
Common stock	4,276,593	4,694,974	3,100,401
Warrants and employee stock options issued	236,645	260,737	285,959
Unallocated common stock held by Employee Stock Ownership Plan	—	(14,441)	(18,137)
Treasury stock	(13,486)	(37,227)	(405,810)
Accumulated other comprehensive loss	(221,543)	(18,790)	(144,781)
Retained earnings	338,923	1,530,049	2,107,941
Total Stockholders’ Equity	4,749,898	6,563,705	4,925,573
Total Liabilities and Stockholders’ Equity	57,568,369	68,065,185	53,978,745
CONSOLIDATED INCOME STATEMENT — SOVEREIGN BANCORP, INC.

	2007	2006	2005
	(Thousands of euros)

Interest income	3,402,988	3,451,424	2,382,391
Interest expense	(2,040,682)	1,998,269	1,069,932
Provision for credit losses	(297,958)	(386,483)	(72,374)
Net interest income after provision for credit losses	1,064,347	1,066,672	1,240,085
Fees and other income	387,895	476,689	475,219
Net (loss)/gain on investment securities	(128,888)	(248,870)	(9,419)
Non-interest income	259,008	227,819	484,638
General and administrative expenses	(983,595)	(1,029,099)	(875,893)
Other expenses	(1,370,037)	(250,130)	(131,423)
Income before income taxes	(1,030,277)	15,262	717,406
Income tax benefit/(provision)	44,179	93,960	(173,666)
Net income	(986,098)	109,222	543,740

58.11	Additional relevant events

Sale and leaseback of real estate assets

On January 25, 2008, we announced that we had reached an agreement with a consortium led by the United Kingdom property investor Propinvest for the sale of Ciudad Grupo Santander (our corporate headquarters) and its simultaneous lease-back for a period of 40 years, with a right to repurchase this property at the end of such period.

The price agreed for Ciudad Grupo Santander was €1.9 billion. The capital gains of approximately €605 million will be reversed under U.S. GAAP in the same way as described in Note 57.3.e) for a similar transaction.

Agreement between Santander and General Electric (“GE”)

On March 27, 2008, Banco Santander and GE, through its GE Money and Commercial Finance business units, reached a preliminary agreement on the acquisition of certain businesses from each other valued at €1 billion.

Under the terms of the preliminary agreement, Banco Santander will acquire GE Money’s units in Germany, Finland and Austria, and its card and auto businesses in the UK, while GE Commercial Finance will acquire Interbanca, the Italian commercial bank assigned to Santander as part of the distribution of assets following the acquisition, together with RBS and Fortis, of ABN Amro.

Banco Santander expects to integrate the GE Money units acquired, with total assets of €9 billion, into Santander Consumer Finance and Santander Cards. Interbanca would become part of GE Commercial Finance, providing GE with an enhanced capability to service midmarket banking businesses in Italy.

On June 2, 2008, we announced that we had reached a final agreement with GE and that the agreed base price for both transactions amounted to €1 billion each, subject to different adjustments.

These operations are expected to close during the fourth quarter of 2008.

Agreement between Santander and RBS’s European consumer finance unit

On April 4, 2008, Santander reached a preliminary agreement with RBS to acquire its continental European consumer finance business for €336 million. The package includes activities in Germany, the Netherlands, Belgium and Austria. The acquisition will be carried out by Santander Consumer Finance Germany GMBH.

The RBS European consumer finance business (RBS ECF) has 861 employees serving 2.3 million customers in Germany, the Netherlands, Belgium and Austria. Assets in 2007 averaged €2.2 billion. RBS ECF makes installment loans both directly and via partners. It is strongly represented in the credit card business both in terms of private and corporate customers, and provides consumer finance via retail chains.

The acquisition is conditional upon a definitive agreement and the relevant approval from various national authorities.

Acquisition of additional shares of Sovereign

In May 2008, Santander, to prevent dilution of its holding in Sovereign, invested $312 million to subscribe to a $1.25 billion common stock offering completed by the U.S. bank.

Completion of the sale of Antonveneta to Banca Monte dei Paschi di Siena

On May 30, 2008, Banca Monte dei Paschi di Siena and Banco Santander completed the sale of Antonveneta for €9 billion, executing the agreement announced on November 8, 2007.

Under U.S. GAAP, the Group’s Investment in Antonveneta is classified as an Equity method investee as of December 31, 2007. In addition, according to SFAS No. 144. Accounting for the Impairment or Disposal of Long-lived Assets, an Equity method investee cannot be classified as held for sale or discontinued operations. This classification difference with EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 does not create an effect in the U.S. GAAP reconciliation for Net Income and Stockholder’s Equity, while the cash flows presentation difference for reclassifying Antonveneta from Other financial assets to Subsidiaries, jointly controlled entities and associates within the cash flows from investing activities is immaterial for U.S. GAAP purposes.

Drive Cosumer USA Inc.

In June 2008, Grupo Santander has bought an additional 1% stake in the company for $17 million.

Grupo Santander could buy the 9% stake still owned by the Chief Executive Officer of Drive between 2009 and 2013 at prices linked to the company’s earnings performance.

Santander internal models

In June 2008, Bank of Spain authorized the use of internal models to determine the regulatory capital requirements of the Group’s main units covering over 70% of the Group credit risk exposure beginning as of June 30, 2008 (the other units’ internal models will be presented for approval during the roll out period agreed with Bank of Spain). As of such date, the Group’s eligible capital exceeds the minimum requirements established by the Bank of Spain’s Circular 3/2008, which introduces in the Spanish regulatory framework the EU Directives 2006/48/EC and 2006/49/EC in accordance with the New Basel Accord (“Basel II” or “BIS II”).

Exhibit I
Subsidiaries of Banco Santander, S.A. (1)

						Millions of Euros (a)
		% of Ownership Held		% of			Net Profit	Amount of
		by the Bank		Voting		Capital and	(Loss) for	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest

A N (123) plc	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	1,153	11	1,161
Abbey Business Services (India) Private Limited (d)	India	—	100.00%	100.00%	HOLDING COMPANY	—	—	—
Abbey Covered Bonds (Holdings) Limited	United Kingdom	—	(b)	—	FINANCE	—	—	—
Abbey Covered Bonds (LM) Limited	United Kingdom	—	(b)	—	FINANCE	—	—	—
Abbey Covered Bonds LLP	United Kingdom	—	(b)	—	FINANCE	39	99	—
Abbey National (America) Holdings Inc.	United States	—	100.00%	100.00%	HOLDING COMPANY	31	—	31
Abbey National (America) Holdings Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	31	—	32
Abbey National (Gibraltar) Limited	Gibraltar	—	100.00%	100.00%	BROKER-DEALER	7	—	6
Abbey National (Holdings) Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	26	—	22
Abbey National Alpha Investments (d)	United Kingdom	—	100.00%	100.00%	FINANCE	62	—	62
Abbey National American Investments Limited	United Kingdom	—	100.00%	100.00%	FINANCE	374	15	345
Abbey National Baker Street Investments	United Kingdom	—	100.00%	100.00%	FINANCE	168	—	168
Abbey National Beta Investments Limited	United Kingdom	—	100.00%	100.00%	FINANCE	145	6	116
Abbey National Business Asset Leasing Limited	United Kingdom	—	100.00%	100.00%	LEASING	—	—	—
Abbey National Business Cashflow Finance Limited	United Kingdom	—	100.00%	100.00%	FACTORING	5	—	5
Abbey National Business Equipment Leasing Limited	United Kingdom	—	100.00%	100.00%	LEASING	—	—	7
Abbey National Business Office Equipment Leasing Limited	United Kingdom	—	100.00%	100.00%	LEASING	6	—	—
Abbey National Business Sales Aid Leasing Limited	United Kingdom	—	100.00%	100.00%	LEASING	1	—	—
Abbey National Business Vendor Plan Leasing Limited	United Kingdom	—	100.00%	100.00%	LEASING	—	—	—
Abbey National Capital LP I	United States	—	(b)	—	FINANCE	—	—	—
Abbey National Capital LP II	United States	—	(b)	—	FINANCE	—	—	—
Abbey National Charitable Trust Limited	United Kingdom	—	100.00%	100.00%	CHARITABLE SERVICES	—	—	—
Abbey National Employment Services Inc.	United States	—	100.00%	100.00%	EMPLOYMENT SERVICES	—	—	—
Abbey National Financial and Investment Services (Jersey) Limited	Jersey	—	100.00%	100.00%	HOLDING COMPANY	3	—	3
Abbey National Financial Investments 3 B.V.	Netherlands	—	100.00%	100.00%	FINANCE	3	1	1
Abbey National Financial Investments 4 B.V.	Netherlands	—	100.00%	100.00%	FINANCE	341	16	341
Abbey National Financial Investments No.2 Limited	Jersey	—	100.00%	100.00%	FINANCE	—	—	—
Abbey National Funded Unapproved Retirement Benefits Scheme Trustees Limited (d)	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	—	—	—
Abbey National Funding plc	United Kingdom	—	100.00%	100.00%	FINANCE	—	—	—
Abbey National General Insurance Services Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	(52)	—	—
Abbey National Gibraltar (1986) Limited	United Kingdom	—	100.00%	100.00%	FINANCE	8	—	7
Abbey National Global Investments	United Kingdom	—	100.00%	100.00%	FINANCE	—	—	—
Abbey National GP (Jersey) Limited	Jersey	—	100.00%	100.00%	FINANCE	—	—	—
Abbey National Group Pension Schemes Trustees Limited (d)	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	—	—	—
Abbey National Guarantee Company	United Kingdom	—	100.00%	100.00%	LEASING	5	—	4
Abbey National Homes Limited	United Kingdom	—	100.00%	100.00%	FINANCE	(49)	—	—
Abbey National International Limited	Jersey	—	100.00%	100.00%	BANKING	277	42	204
Abbey National Investments	United Kingdom	—	100.00%	100.00%	FINANCE	161	7	145
Abbey National Investments Holdings Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	(10)	(6)	—
Abbey National Jersey International Limited	Jersey	—	100.00%	100.00%	HOLDING COMPANY	287	3	252
Abbey National June Leasing (5) Limited	United Kingdom	100.00%	—	100.00%	LEASING	276	—	273
Abbey National March Leasing (4) Limited	United Kingdom	—	100.00%	100.00%	LEASING	(24)	2	—
Abbey National Mortgage Finance plc	United Kingdom	—	100.00%	100.00%	MORTGAGE LOAN COMPANY	—	—	—
Abbey National Nominees Limited	United Kingdom	—	100.00%	100.00%	BROKER-DEALER	—	—	—
Abbey National North America Corporation	United States	—	100.00%	100.00%	FINANCE	1	—	—
Abbey National North America Holdings Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	—	—	—
Abbey National North America LLC	United States	—	100.00%	100.00%	FINANCE	—	—	—
Abbey National Offshore Holdings Limited	Jersey	—	100.00%	100.00%	HOLDING COMPANY	253	—	264
Abbey National PEP & ISA Managers Limited	United Kingdom	—	100.00%	100.00%	FUND AND PORTFOLIO MANAGEMENT	53	(1)	50
Abbey National Personal Pensions Trustee Limited	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	—	—	—
Abbey National plc	United Kingdom	100.00%	—	100.00%	BANKING	3,559	478	12,429
Abbey National PLP (UK) Limited	United Kingdom	—	100.00%	100.00%	FINANCE	—	—	—
Abbey National Properties (2) Limited	United Kingdom	—	100.00%	100.00%	LEASING	(3)	—	—
Abbey National Property Investments	United Kingdom	—	100.00%	100.00%	FINANCE	392	24	189
Abbey National Property Services Limited	United Kingdom	—	100.00%	100.00%	PROPERTY	(18)	—	—
Abbey National Secretariat Services (Jersey) Limited	Jersey	—	100.00%	100.00%	SERVICES	—	—	—

		% of Ownership Held
		by the Bank				Millions of Euros (a)
				% of			Net Profit	Amount of
				Voting		Capital and	(Loss) for	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest

Abbey National Secretariat Services Limited	United Kingdom	—	100.00%	100.00%	FUND AND PORTFOLIO MANAGEMENT	—	—	—
Abbey National Securities Inc.	United States	—	100.00%	100.00%	BROKER-DEALER	35	7	31
Abbey National September Leasing (3) Limited (f)	United Kingdom	—	100.00%	100.00%	LEASING	(10)	—	—
Abbey National Shelf Co. (4) Limited	United Kingdom	—	100.00%	100.00%	INACTIVE	—	—	—
Abbey National Sterling Capital plc	United Kingdom	—	100.00%	100.00%	FINANCE	4	—	—
Abbey National Treasury International (IOM) Limited	Isle of Man	—	100.00%	100.00%	BANKING	11	1	8
Abbey National Treasury Investments	United Kingdom	—	100.00%	100.00%	FINANCE	331	22	251
Abbey National Treasury Services (Trains Holdings) Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	197	(7)	205
Abbey National Treasury Services (Transport Holdings) Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	—	—	—
Abbey National Treasury Services Investments Limited	United Kingdom	—	100.00%	100.00%	FINANCE	1,083	39	1,023
Abbey National Treasury Services Overseas Holdings	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	1,418	73	1,389
Abbey National Treasury Services plc	United Kingdom	—	100.00%	100.00%	BANKING	3,561	145	3,885
Abbey National UK Investments	United Kingdom	—	100.00%	100.00%	FINANCE	1,038	45	827
Abbey Stockbrokers (Nominees) Limited	United Kingdom	—	100.00%	100.00%	BROKER-DEALER	—	—	—
Abbey Stockbrokers Limited	United Kingdom	—	100.00%	100.00%	BROKER-DEALER	7	—	9
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	100.00%	HOLDING COMPANY	329	194	156
AEH Purchasing, Ltd.	Ireland	—	(b)	—	SECURITISATION	—	—	—
Afisa S.A.	Chile	—	99.99%	99.99%	FUND MANAGEMENT COMPANY	7	—	3
Agencia de Seguros Santander, Ltda.	Colombia	—	100.00%	100.00%	INSURANCE	—	—	—
Agrícola Tabaibal, S.A.	Spain	—	66.16%	100.00%	AGRICULTURE AND LIVESTOCK	1	(1)	—
Agropecuaria Tapirapé S.A.	Brazil	—	97.16%	99.07%	AGRICULTURE AND LIVESTOCK	2	—	1
AKB Marketing Services Sp. Z.o.o.	Poland	—	100.00%	100.00%	MARKETING	4	3	—
Alcaidesa Holding, S.A. (consolidated)	Spain	—	44.60%	50.01%	PROPERTY	77	—	28
Alce Tenedora, S.L.	Spain	99.99%	0.01%	100.00%	SECURITIES INVESTMENT	—	(9)	—
Alhambra 2000, S.L.	Spain	—	89.19%	100.00%	VEHICLE CLEANING	3	—	3
Aljarafe Golf, S.A.	Spain	—	79.75%	89.41%	PROPERTY	14	—	1
Aljardi SGPS, Lda.	Portugal	—	100.00%	100.00%	HOLDING COMPANY	1,660	1	1,148
Almacenadora Serfin, S.A. De C.V.	Mexico	—	73.89%	98.58%	WAREHOUSING	1	—	1
Almacenadora Somex, S.A. De C.V.	Mexico	—	72.88%	97.24%	WAREHOUSING	7	—	1
Altair Finance, plc.	Ireland	—	(b)	—	SECURITISATION	1	(1)	—
Altamira Funding LLC.	United States	—	(b)	—	SECURITISATION	—	—	—
Altec Brasil S.A.	Brazil	—	100.00%	100.00%	SERVICES	14	1	22
Altec S.A.	Chile	—	100.00%	100.00%	IT SERVICES	6	3	20
América Latina Tecnología de México, S.A. De C.V.	Mexico	100.00%	—	100.00%	IT SERVICES	72	(8)	47
América Latina Tecnología S.A.	Argentina	87.42%	12.58%	100.00%	HOLDING COMPANY	2	—	2
AN Structured Issues Limited	Jersey	—	100.00%	100.00%	FINANCE	—	—	—
Andaluza de Inversiones, S.A.	Spain	—	100.00%	100.00%	HOLDING COMPANY	28	13	27
ANDSH Limited.	United Kingdom	—	100.00%	100.00%	FINANCE	3	—	3
ANFP (US) LLC	United States	—	100.00%	100.00%	FINANCE	—	—	—
ANITCO Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	—	—	—
Aquanima Brasil Ltda.	Brazil	—	88.40%	100.00%	e-COMMERCE	—	1	—
Aquanima Chile S.A.	Chile	—	88.40%	100.00%	e-COMMERCE	1	—	—
Argenline, S.A.	Uruguay	—	100.00%	100.00%	FINANCE	—	—	—
Asesora de Titulización, S.A., S.G.F.T.	Spain	70.00%	29.58%	100.00%	ADVISORY SERVICES	2	—	2
Asesoría Estratega, S.C.	Mexico	—	85.00%	100.00%	SERVICES	—	—	—
Aurum, S.A.	Chile	0.80%	99.20%	100.00%	HOLDING COMPANY	(1)	3	68
Ausant Holding Gesellschaft m.b.H.	Austria	—	100.00%	100.00%	HOLDING COMPANY	9	—	9
Ausant Merchant Participations GMBH	Austria	—	100.00%	100.00%	HOLDING COMPANY	—	8	—
Aviación Regional Cántabra, A.I.E.	Spain	73.58%	—	73.58%	LEASING	27	5	22
Bajondillo, S.A.	Spain	—	89.19%	100.00%	PROPERTY	—	—	—
Baker Street Risk and Insurance (Guernsey) Limited (e)	Guernsey	—	100.00%	100.00%	INSURANCE BROKERAGE	11	4	3
Banco Alicantino de Comercio, S.A.	Spain	—	89.19%	100.00%	BANKING	9	—	8
Banco Banif, S.A.	Spain	100.00%	—	100.00%	BANKING	215	56	84
Banco de Albacete, S.A.	Spain	100.00%	—	100.00%	BANKING	12	—	9
Banco de Asunción, S.A.	Paraguay	—	99.33%	99.33%	BANKING	1	—	34
Banco de Venezuela, S.A., Banco Universal (j)	Venezuela	96.78%	1.64%	98.42%	BANKING	385	221	119
Banco Español de Crédito, S.A.	Spain	88.12%	1.07%	89.19%	BANKING	4,145	660	1,340
Banco Madesant — Sociedade Unipessoal, S.A.	Portugal	—	100.00%	100.00%	BANKING	1,383	63	1,159

		% of Ownership Held
		by the Bank				Millions of Euros (a)
				% of			Net Profit	Amount of
				Voting		Capital and	(Loss) for	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest

Banco Santander (Panamá), S.A.	Panama	—	100.00%	100.00%	BANKING	7	1	55
Banco Santander (Suisse) SA	Switzerland	—	100.00%	100.00%	BANKING	148	36	15
Banco Santander Bahamas International Limited	Bahamas	—	100.00%	100.00%	BANKING	1,125	30	785
Banco Santander Chile	Chile	—	76.73%	76.91%	BANKING	1,541	421	1,156
Banco Santander Colombia, S.A.	Colombia	—	97.64%	97.64%	BANKING	139	6	444
Banco Santander Consumer Portugal S.A.	Portugal	—	100.00%	100.00%	BANKING	106	16	277
Banco Santander International	United States	95.89%	4.11%	100.00%	BANKING	163	24	73
Banco Santander Perú S.A.	Peru	99.00%	1.00%	100.00%	BANKING	22	(1)	22
Banco Santander Puerto Rico	Puerto Rico	—	90.59%	100.00%	BANKING	402	16	306
Banco Santander Río S.A.	Argentina	8.23%	91.07%	99.30%	BANKING	280	71	1,647
Banco Santander S.A.	Brazil	—	98.08%	98.08%	BANKING	3,078	505	3,771
Banco Santander Totta, S.A.	Portugal	—	99.72%	99.86%	BANKING	1,416	343	2,343
Banco Santander, S.A.	Uruguay	90.93%	9.07%	100.00%	BANKING	43	12	48
Banco Santander, S.A., Institución de Banca Múltiple, Grupo Financiero Santander	Mexico	—	74.95%	99.99%	BANKING	3,150	683	1,647
Banco Totta de Angola, SARL	Angola	—	99.70%	99.99%	BANKING	54	14	19
Banesto B2B, S.L.	Spain	—	100.00%	100.00%	IT	2	—	1
Banesto Banca Privada Gestión, S.A. S.G.I.I.C.	Spain	—	89.19%	100.00%	FUND MANAGEMENT COMPANY	2	—	2
Banesto Banca Privada Global, SICAV, S.A.	Spain	—	81.07%	90.89%	OPEN-END INVESTMENT COMPANY	15	—	2
Banesto Banco de Emisiones, S.A.	Spain	—	89.19%	100.00%	BANKING	99	1	87
Banesto Bolsa, S.A., Sdad. Valores y Bolsa	Spain	—	89.19%	100.00%	BROKER-DEALER	93	9	31
Banesto Delaware Inc.	United States	—	89.19%	100.00%	FINANCE	—	—	—
Banesto Factoring, S.A. Establecimiento Financiero de Crédito	Spain	—	89.19%	100.00%	FACTORING	111	5	105
Banesto Financial Products, Plc.	Ireland	—	89.19%	100.00%	FINANCE	—	—	—
Banesto Issuances, Ltd.	Cayman Islands	—	89.19%	100.00%	FINANCE	1	—	—
Banesto Renting, S.A.	Spain	—	89.19%	100.00%	FINANCE	10	2	2
Banesto Securities, Inc.	United States	—	89.19%	100.00%	FINANCE	1	1	2
Banesto Servicios y Tecnología Aplicada, S.A.	Spain	—	100.00%	100.00%	SERVICES	4	—	4
Banesto, S.A.	Spain	—	89.19%	100.00%	FINANCE	—	—	—
Banif Gestión, S.A., S.G.I.I.C.	Spain	—	97.84%	100.00%	FUND MANAGEMENT COMPANY	23	2	15
Banif Inmobiliario, S.A., Sole-Shareholder Company	Spain	—	100.00%	100.00%	PROPERTY	1	2	—
Bansa Santander S. A.	Chile	—	99.99%	99.99%	PROPERTY	2	—	23
Bansalease, S.A., E.F.C.	Spain	100.00%	—	100.00%	LEASING	84	4	57
Bansamex, S.A.	Spain	50.00%	—	50.00%	CARDS	3	1	1
Bansander, S.A., Sole-Shareholder Company	Spain	100.00%	—	100.00%	SECURITIES INVESTMENT	—	—	—
Bel Canto SICAV Erodiade	Luxembourg	—	100.00%	100.00%	OPEN-END INVESTMENT COMPANY	1	—	1
Beta Cero, S.A.	Spain	—	78.49%	88.00%	FINANCE	—	—	—
Brazil Foreign Diversified Payment Rights Finance Company	Cayman Islands	—	(b)	—	SECURITISATION	—	—	—
Brettwood Limited	Jersey	—	100.00%	100.00%	SERVICES	—	—	—
BRS Investment, S.A.	Argentina	—	100.00%	100.00%	HOLDING COMPANY	19	1	237
BSN — Banco Santander de Negocios Portugal, S.A.	Portugal	—	99.86%	100.00%	BANKING	78	38	28
BST International Bank, Inc.	Puerto Rico	—	99.72%	100.00%	BANKING	232	17	3
Buhal Leasing, Ltd.	United Kingdom	100.00%	—	100.00%	LEASING	2	—	2
CA Premier Banking Limited	United Kingdom	—	100.00%	100.00%	BANKING	5	—	5
Caetra Iberia, S.L., Sole-Shareholder Company	Spain	—	100.00%	100.00%	HOLDING COMPANY	4	—	3
Caja de Emisiones con Garantía de Anualidades Debidas por el Estado, S.A.	Spain	—	56.08%	62.87%	FINANCE	—	—	—
Cambios Sol, S.A.	Spain	—	89.19%	100.00%	CURRENCY TRADING	—	—	4
Cántabra de Inversiones, S.A.	Spain	100.00%	—	100.00%	HOLDING COMPANY	204	(78)	218
Cantabric Financing, Plc.	Ireland	—	(b)	—	SECURITISATION	—	—	—
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	—	100.00%	HOLDING COMPANY	169	15	140
Capital Riesgo Global, SCR de Régimen Simplificado, S.A.	Spain	87.09%	12.91%	100.00%	VENTURE CAPITAL COMPANY	366	34	321
Capital Variable SICAV, S.A.	Spain	—	95.83%	97.95%	OPEN-END INVESTMENT COMPANY	7	—	7
Carfax (Guernsey) Limited	Guernsey	—	100.00%	100.00%	INSURANCE BROKERAGE	81	5	27
Carpe Diem Salud, S.L.	Spain	100.00%	—	100.00%	SECURITIES INVESTMENT	—	—	—
Cartera Mobiliaria, S.A., SICAV	Spain	—	74.49%	89.63%	SECURITIES INVESTMENT	598	15	201
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander	Mexico	—	74.93%	99.97%	BROKER-DEALER	24	15	28
Cater Allen Holdings Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	142	—	117

		% of Ownership Held
		by the Bank				Millions of Euros (a)
				% of			Net Profit	Amount of
				Voting		Capital and	(Loss) for	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest

Cater Allen International Limited	United Kingdom	—	100.00%	100.00%	BROKER-DEALER	337	50	161
Cater Allen Limited	United Kingdom	—	100.00%	100.00%	BANKING	240	25	303
Cater Allen Lloyd’s Holdings Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	(12)	—	—
Cater Allen Nominees (Jersey) Limited	Jersey	—	100.00%	100.00%	HOLDING COMPANY	—	—	—
Cater Allen Pensions Limited	United Kingdom	—	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY	—	—	—
Cater Allen Registrars Limited	Jersey	—	100.00%	100.00%	HOLDING COMPANY	—	—	—
Cater Allen Syndicate Management Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	2	—	—
Cater Allen Trust Company (Jersey) Limited	Jersey	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	—	—	—
Cater Tyndall Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	31	(5)	162
Catmoll, S.L.	Spain	100.00%	—	100.00%	CONCESSION HOLDER	8	—	6
CB Extrobank	Russia	—	100.00%	100.00%	BANKING	37	(3)	44
Central Inmobiliaria de Santiago, S.A. de C.V.	Mexico	100.00%	—	100.00%	PROPERTY MANAGEMENT	68	(1)	73
Centro de Equipamientos Zona Oeste, S.A.	Spain	93.62%	6.38%	100.00%	PROPERTY	(21)	(42)	43
Certidesa, S.L.	Spain	—	100.00%	100.00%	LEASE OF AIRCRAFT	6	(13)	—
Clínica Sear, S.A.	Spain	—	45.11%	50.58%	HEALTHCARE	6	(1)	1
Club Zaudin Golf, S.A.	Spain	—	75.84%	95.11%	SERVICES	15	—	13
Comercializadora Al-fin, S.A. de C.V.	Mexico	—	85.00%	100.00%	RETAIL TRADE	—	—	—
Corpoban, S.A.	Spain	—	89.19%	100.00%	SECURITIES INVESTMENT	71	2	61
Costa Canaria de Veneguera, S.A.	Spain	—	66.16%	74.18%	PROPERTY	14	(1)	9
Crawfall S.A.	Uruguay	100.00%	—	100.00%	SERVICES	19	(21)	—
Credisol, S.A.	Uruguay	—	100.00%	100.00%	CARDS	—	—	6
Crefisa, Inc.	Puerto Rico	100.00%	—	100.00%	FINANCE	24	(2)	17
Darep Limited	Ireland	—	100.00%	100.00%	REINSURANCE	4	—	4
Debt Management and Recovery Services Limited	United Kingdom	—	100.00%	100.00%	DEBT COLLECTION AND PAYMENT SERVICES	—	—	—
Depósitos Portuarios, S.A.	Spain	—	89.19%	100.00%	SERVICES	—	—	—
Desarrollo Informático, S.A.	Spain	—	89.19%	100.00%	IT	2	—	2
Digital Procurement Holdings N.V.	Netherlands	—	88.40%	100.00%	HOLDING COMPANY	3	2	1
Diners Club Spain, S.A.	Spain	90.00%	—	90.00%	CARDS	9	3	7
Dirección Estratega, S.C.	Mexico	—	85.00%	100.00%	SERVICES	—	—	—
Diseño e Integración de Soluciones, S.A.	Spain	—	89.19%	100.00%	IT	2	—	1
Drive ABS GP LLC	United States	—	90.00%	100.00%	INACTIVE	—	—	—
Drive ABS LP	United States	—	90.00%	100.00%	INACTIVE	32	—	7
Drive Auto Receivables Trust 2004-1	United States	—	(b)	—	SECURITISATION	—	—	—
Drive Auto Receivables Trust 2005-1	United States	—	(b)	—	SECURITISATION	—	—	—
Drive Auto Receivables Trust 2005-2	United States	—	(b)	—	SECURITISATION	—	—	—
Drive Auto Receivables Trust 2005-3	United States	—	(b)	—	SECURITISATION	—	—	—
Drive Auto Receivables Trust 2006-1	United States	—	(b)	—	SECURITISATION	—	—	—
Drive Auto Receivables Trust 2006-2	United States	—	(b)	—	SECURITISATION	—	—	—
Drive Consumer GP LLC	United States	—	90.00%	100.00%	INACTIVE	—	—	—
Drive Consumer LP	United States	—	90.00%	100.00%	INACTIVE	24	—	2
Drive Health & Welfare Benefit Plan	United States	—	90.00%	100.00%	SERVICES	—	1	—
Drive One LLC	United States	—	90.00%	100.00%	INACTIVE	—	—	—
Drive Receivables Corp. 10	United States	—	90.00%	100.00%	SECURITISATION	—	—	—
Drive Receivables Corp. 11	United States	—	90.00%	100.00%	SECURITISATION	—	—	—
Drive Receivables Corp. 12	United States	—	90.00%	100.00%	SECURITISATION	—	—	—
Drive Receivables Corp. 7	United States	—	90.00%	100.00%	SECURITISATION	—	—	—
Drive Receivables Corp. 8	United States	—	90.00%	100.00%	SECURITISATION	—	—	—
Drive Receivables Corp. 9	United States	—	90.00%	100.00%	SECURITISATION	—	—	—
Drive Residual Holdings GP LLC	United States	—	90.00%	100.00%	HOLDING COMPANY	—	—	—
Drive Residual Holdings LP	United States	—	90.00%	100.00%	AUXILIARY	—	—	—
Drive Trademark Holdings LP	United States	—	90.00%	100.00%	AUXILIARY	—	—	—
Drive VFC GP LLC	United States	—	90.00%	100.00%	INACTIVE	26	(78)	—
Drive VFC LP	United States	—	90.00%	100.00%	INACTIVE	—	—	—
Drive Warehouse GP LLC	United States	—	90.00%	100.00%	HOLDING COMPANY	—	—	—
Drive Warehouse LP	United States	—	90.00%	100.00%	AUXILIARY	—	—	—
Duchess Parade Investments Limited	United Kingdom	—	100.00%	100.00%	LEASING	2	—	1
Dudebasa, S.A.	Spain	—	89.19%	100.00%	FINANCE	44	1	22

		% of Ownership Held
		by the Bank				Millions of Euros (a)
				% of			Net Profit	Amount of
				Voting		Capital and	(Loss) for	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest

Efearvi, S.A.	Spain	—	89.19%	100.00%	PROPERTY	—	—	—
Efectividad en Medios de Pago, S.A. de C.V.	Mexico	98.61%	1.39%	100.00%	BROKER-DEALER	23	1	10
Elerco, S.A.	Spain	—	89.19%	100.00%	LEASING	270	13	124
Fábricas Agrupadas de Muñecas de Onil, S.A. (consolidated) (g)	Spain	—	74.86%	74.86%	HOLDING COMPANY	18	(6)	16
FC Factor S.r.l.	Italy	—	100.00%	100.00%	FACTORING	2	(1)	1
FFB — Participaçoes e Serviços, Sociedade Unipessoal, S.A.	Portugal	—	100.00%	100.00%	HOLDING COMPANY	3,586	147	1,020
Fideicomiso 100740 SLPT	Mexico	—	74.95%	100.00%	FINANCE	41	3	28
Fideicomiso Financiero Río Personales I	Argentina	—	(b)	—	SECURITIES	4	2	—
Fideicomiso GFSSLPT Banca Serfín, S.A.	Mexico	—	74.95%	100.00%	FINANCE	41	1	25
Fideicomiso Super Letras Hipotecarias Clase I	Argentina	—	(b)	—	SECURITIES	1	—	—
Fideicomiso Super Letras Hipotecarias Clase II	Argentina	—	(b)	—	SECURITIES	3	—	—
Financiación Banesto 1, F.T.A.	Spain	—	(b)	—	SECURITISATION	—	—	—
FINANCE Alcanza, S.A. de C.V., Sociedad FINANCE de Objeto Múltiple, Entidad Regulada	Mexico	—	85.00%	100.00%	FINANCE	6	(2)	3
First National Motor Business Limited	United Kingdom	—	100.00%	100.00%	LEASING	—	—	—
First National Motor Contracts Limited	United Kingdom	—	100.00%	100.00%	LEASING	(1)	—	—
First National Motor Facilities Limited	United Kingdom	—	100.00%	100.00%	LEASING	—	—	—
First National Motor Finance Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	—	—	—
First National Motor Leasing Limited	United Kingdom	—	100.00%	100.00%	LEASING	—	—	—
First National Motor plc	United Kingdom	—	100.00%	100.00%	LEASING	(49)	32	—
Fomento e Inversiones, S.A.	Spain	100.00%	—	100.00%	HOLDING COMPANY	18	24	17
Fondo de Titulización de Activos Santander 1	Spain	—	(b)	—	SECURITISATION	—	—	—
Fondo de Titulización de Activos Santander Empresas 1	Spain	—	(b)	—	SECURITISATION	—	—	—
Fondo de Titulización de Activos Santander Empresas 2	Spain	—	(b)	—	SECURITISATION	—	—	—
Fondo de Titulización de Activos Santander Empresas 3	Spain	—	(b)	—	SECURITISATION	—	—	—
Fondo de Titulización de Activos Santander Empresas 4	Spain	—	(b)	—	SECURITISATION	—	—	—
Fondo de Titulización de Activos Santander Público 1	Spain	—	(b)	—	SECURITISATION	—	—	—
Fondo de Titulización Santander Financiación 1	Spain	—	(b)	—	SECURITISATION	—	—	—
Fondo de Titulización Santander Financiación 2	Spain	—	(b)	—	SECURITISATION	—	—	—
Fondos Santander, S.A. Administradora de Fondos de Inversión	Uruguay	—	100.00%	100.00%	FUND MANAGEMENT COMPANY	—	—	1
Formación Integral, S.A.	Spain	—	89.19%	100.00%	TRAINING	1	—	1
Fortensky Trading, Ltd.	Ireland	—	100.00%	100.00%	FINANCE	—	—	—
FTA Santander Consumer Spain Auto 06	Spain	—	(b)	—	SECURITISATION	4	(3)	—
FTPYME Banesto 2 Fondo de Titulización de Activos	Spain	—	(b)	—	SECURITISATION	—	—	—
FTPYME Santander 2 Fondo de Titulización de Activos	Spain	—	(b)	—	SECURITISATION	—	—	—
Gamo Tenedora, S.L.	Spain	—	100.00%	100.00%	SERVICES	—	—	—
Gedinver e Inmuebles, S.A.	Spain	—	89.19%	100.00%	FINANCE	5	1	6
Geoban UK Limited	United Kingdom	—	100.00%	100.00%	SERVICES	—	—	—
Geoban, S.A.	Spain	99.99%	0.01%	100.00%	SERVICES	9	(2)	12
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%	100.00%	SERVICES	1	—	1
Gescoban Soluciones, S.A.	Spain	—	89.19%	100.00%	FINANCE	2	1	1
Gestión de Actividades Tecnológicas, S.A.	Spain	99.98%	0.02%	100.00%	SECURITIES INVESTMENT	(20)	1	—
Gestión de Instalaciones Fotovoltáicas, S.L., Sole-Shareholder Company	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
Gestión Industrial Hispamer, S.A.	Spain	100.00%	0.01%	100.00%	SECURITIES INVESTMENT	(37)	—	—
Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión, Grupo Financiero Santander	Mexico	—	74.96%	100.00%	FINANCE	14	9	1
Gire, S.A.	Argentina	—	57.92%	58.33%	COLLECTION AND PAYMENT SERVICES	5	3	1
Golden Bar (Securitisation) S.r.l.	Italy	—	(b)	—	SECURITISATION	—	—	—
Grupo Alcanza, S.A. de C.V.	Mexico	—	85.00%	85.00%	HOLDING COMPANY	25	(2)	29
Grupo Empresarial Santander, S.L.	Spain	99.11%	0.89%	100.00%	HOLDING COMPANY	3,066	921	4,005
Grupo Eurociber, S.A.	Spain	—	100.00%	100.00%	SERVICES	—	—	—
Grupo Financiero Santander, S.A. de C.V.	Mexico	74.75%	0.21%	74.96%	HOLDING COMPANY	3,264	720	1,883
Grupo Inmobiliario La Corporación Banesto, S.A.	Spain	—	89.19%	100.00%	SECURITIES INVESTMENT	11	1	22
Grupo Santander Perú, S.A.	Peru	—	100.00%	100.00%	HOLDING COMPANY	7	(3)	328
Guaranty Car, S.A., Sole-Shareholder Company	Spain	—	100.00%	100.00%	AUTOMOTIVE	2	1	—
H.B.F. Aluguer e Comercio de Viaturas, S.A.	Portugal	—	100.00%	100.00%	FULL-SERVICE LEASE	—	—	—
H.B.F. Auto-Renting, S.A., Sole-Shareholder Company	Spain	—	100.00%	100.00%	HOLDING COMPANY	10	1	2
Hipotebansa EFC, S.A.	Spain	100.00%	—	100.00%	MORTGAGE LOAN COMPANY	46	4	36

		% of Ownership Held
		by the Bank				Millions of Euros (a)
				% of			Net Profit	Amount of
				Voting		Capital and	(Loss) for	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest

Hipototta No. 1 FTC	Portugal	—	(b)	—	SECURITISATION	3	(1)	—
Hipototta No. 1 plc	Ireland	—	(b)	—	SECURITISATION	(3)	—	—
Hipototta No. 2 FTC	Portugal	—	(b)	—	SECURITISATION	1	(1)	—
Hipototta No. 2 plc	Ireland	—	(b)	—	SECURITISATION	(9)	—	—
Hipototta No. 3 FTC	Portugal	—	(b)	—	SECURITISATION	9	(2)	—
Hipototta No. 3 plc	Ireland	—	(b)	—	SECURITISATION	(14)	—	—
Hipototta No. 4 FTC	Portugal	—	(b)	—	SECURITISATION	7	(3)	—
Hipototta No. 4 plc	Ireland	—	(b)	—	SECURITISATION	(12)	(2)	—
Hipototta No. 5 FTC	Portugal	—	(b)	—	SECURITISATION	—	—	—
Hipototta No. 5 plc	Ireland	—	(b)	—	SECURITISATION	—	—	—
Hipototta No. 6 FTC	Portugal	—	(b)	—	SECURITISATION	—	—	—
Hipototta No. 6 plc	Ireland	—	(b)	—	SECURITISATION	—	—	—
Hispamer Renting, S.A.	Spain	—	100.00%	100.00%	FULL-SERVICE LEASE	9	6	1
Holbah II Limited	Bahamas	—	100.00%	100.00%	HOLDING COMPANY	980	(8)	1,115
Holbah Limited	Bahamas	—	100.00%	100.00%	HOLDING COMPANY	204	195	261
Holmes Financing (Nº1) plc	United Kingdom	—	(b)	—	FINANCE	1	—	—
Holmes Financing (Nº10) plc	United Kingdom	—	(b)	—	FINANCE	(1)	(23)	—
Holmes Financing (Nº2) plc	United Kingdom	—	(b)	—	FINANCE	—	—	—
Holmes Financing (Nº3) plc	United Kingdom	—	(b)	—	FINANCE	—	—	—
Holmes Financing (Nº4) plc	United Kingdom	—	(b)	—	FINANCE	—	—	—
Holmes Financing (Nº5) plc	United Kingdom	—	(b)	—	FINANCE	—	—	—
Holmes Financing (Nº6) plc	United Kingdom	—	(b)	—	FINANCE	—	—	—
Holmes Financing (Nº7) plc	United Kingdom	—	(b)	—	FINANCE	—	—	—
Holmes Financing (Nº8) plc	United Kingdom	—	(b)	—	FINANCE	(1)	2	—
Holmes Financing (Nº9) plc	United Kingdom	—	(b)	—	FINANCE	—	—	—
Holmes Funding Limited	United Kingdom	—	(b)	—	FINANCE	58	97	—
Holmes Holdings Limited	United Kingdom	—	(b)	—	HOLDING COMPANY	—	—	—
Holmes Master Issuer plc	United Kingdom	—	(b)	—	FINANCE	—	(15)	—
Holmes Trustees Limited	United Kingdom	—	(b)	—	FINANCE	—	—	—
Holneth B.V.	Netherlands	—	100.00%	100.00%	HOLDING COMPANY	196	147	9
HSH Delaware L.P. (c)	United States	—	69.25%	—	HOLDING COMPANY	42	—	36
Hualle, S.A.	Spain	—	89.19%	100.00%	SECURITIES INVESTMENT	1	41	5
Ibérica de Compras Corporativas, S.L.	Spain	80.63%	7.77%	89.00%	e-COMMERCE	3	2	4
IEM (Holland) Aircraft Lease B.V.	Netherlands	—	100.00%	100.00%	LEASING	—	—	—
IEM 757 Leasing I B.V.	Netherlands	—	100.00%	100.00%	LEASING	—	—	—
IEM Airfinance B.V.	Netherlands	—	100.00%	100.00%	LEASING	(1)	—	—
IEM Lease Aircraft B.V.	Netherlands	—	100.00%	100.00%	LEASING	—	—	—
Infraestructuras Americanas, S.L.	Spain	—	100.00%	100.00%	HOLDING COMPANY	—	—	—
Ingeniería de Software Bancario, S.L.	Spain	100.00%	—	100.00%	IT SERVICES	83	(21)	76
Inmobiliaria Lerma y Amazonas, S.A. De C.V.	Mexico	—	74.93%	100.00%	PROPERTY MANAGEMENT	18	1	11
Inmo Francia 2, S.A.	Spain	—	100.00%	100.00%	PROPERTY	8	—	8
Inmuebles B de V 1985 C.A.	Venezuela	—	35.63%	100.00%	PROPERTY MANAGEMENT	—	—	—
Instituto Santander Serfin, A.C.	Mexico	—	74.95%	100.00%	NOT-FOR-PROFIT INSTITUTE	2	—	—
Insurance Funding Solutions Limited	United Kingdom	—	100.00%	100.00%	FINANCE	(35)	19	—
Integrated Securities Services, S.A.	Spain	—	100.00%	100.00%	SERVICES	1	—	1
Integritas (Canada) Trustee Corporation Ltd.	Canada	100.00%	—	100.00%	ASSET MANAGEMENT COMPANY	—	—	—
Integritas New Zealand Ltd.	New Zealand	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	—	—	—
Integritas Trust SA	Switzerland	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	1	—	—
Internacional Compañía Seguros de Vida, S.A.	Argentina	—	59.20%	59.20%	INSURANCE	18	19	10
Inversiones Marítimas del Mediterráneo, S.A.	Spain	100.00%	—	100.00%	HOLDING COMPANY	2	1	1
Inversiones Tesoreras SICAV, S.A.	Spain	—	76.32%	76.32%	OPEN-END INVESTMENT COMPANY	13	—	8
Inversiones Turísticas, S.A.	Spain	—	89.19%	100.00%	HOSPITALITY	34	1	32
Isban DE GmbH	Germany	—	100.00%	100.00%	IT SERVICES	—	9	—
Isban U.K., Ltd.	United Kingdom	—	100.00%	100.00%	IT SERVICES	2	2	—
ISBAN PT — Engenheria e Software Bancário, S.A.	Portugal	—	99.93%	100.00%	IT SERVICES	1	—	—
Island Insurance Corporation	Puerto Rico	—	90.59%	100.00%	INSURANCE	4	—	3
IT Car — Aluguer e Comércio de Automóveis, S.A.	Portugal	—	100.00%	100.00%	LEASING	3	—	2

		% of Ownership Held
		by the Bank				Millions of Euros (a)
				% of			Net Profit	Amount of
				Voting		Capital and	(Loss) for	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest

Itasant Sociedade Gestora de Participaçoes Sociais Sociedade Unipessoal, Lda.	Portugal	—	100.00%	100.00%	HOLDING COMPANY	302	(20)	92
J.C. Flowers II-A L.P. (c)	Canada	—	69.40%	—	HOLDING COMPANY	16	(2)	39
James Hay Administration Company Limited	United Kingdom	—	100.00%	100.00%	FUND AND PORTFOLIO MANAGEMENT	12	5	12
James Hay Holdings Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	(9)	1	252
James Hay Insurance Company Limited	Jersey	—	100.00%	100.00%	INSURANCE BROKERAGE	17	1	16
James Hay Pension Trustees Limited	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	3	—	3
James Hay Wrap Managers Limited	United Kingdom	—	100.00%	100.00%	FUND AND PORTFOLIO MANAGEMENT	4	—	4
JCF II-A Special AIV K L.P. (m)	Canada	—	69.53%	—	HOLDING COMPANY	—	—	—
La Unión Resinera Española, S.A. (consolidated)	Spain	74.87%	21.28%	96.23%	CHEMICALS	50	—	28
Laboratorios Indas, S.A. (e)	Spain	—	73.41%	100.00%	PHARMACEUTICALS	147	10	27
Laparanza, S.A. (c)	Spain	61.59%	—	61.59%	AGRICULTURE AND LIVESTOCK	28	1	16
Larix Chile Inversiones, Ltda.	Chile	—	89.19%	100.00%	PROPERTY	—	—	—
Larix Limited	Isle of Man	—	89.19%	100.00%	PROPERTY	2	—	1
Latinoenvíos, S.A.	Spain	100.00%	—	100.00%	IMMIGRANT REMITTANCES	1	—	1
LLC Amstoun	Russia	—	100.00%	100.00%	INACTIVE	1	—	8
LLC Finance Analize	Russia	—	100.00%	100.00%	INACTIVE	6	—	8
LLC Fincommerts	Russia	—	100.00%	100.00%	INACTIVE	1	—	8
LLC Firm Knommunlnz Stroi	Russia	—	100.00%	100.00%	INACTIVE	3	—	16
LLC Mark Strit	Russia	—	100.00%	100.00%	INACTIVE	1	—	8
Luresa Inmobiliaria, S.A.	Spain	—	96.14%	100.00%	PROPERTY	19	1	9
Luri 1, S.A.	Spain	—	5.58%	100.00%	PROPERTY	101	2	6
Luri 2, S.A.	Spain	—	4.81%	100.00%	PROPERTY	101	1	5
Luri Land, S.A.	Belgium	—	5.15%	100.00%	PROPERTY	6	—	—
MAC No. 1 Limited (i)	United Kingdom	—	(b)	—	MORTGAGE LOAN COMPANY	—	—	—
Madeisisa — SGPS Sociedade Unipessoal, Lda.	Portugal	—	99.72%	100.00%	HOLDING COMPANY	9	—	3
Marylebone Road CBO 3 BV	Netherlands	—	(b)	—	FINANCE	—	—	—
Mata Alta, S.L.	Spain	—	61.59%	100.00%	PROPERTY	—	—	—
Mercado de Dinero, S.A.	Spain	—	89.19%	100.00%	SECURITIES INVESTMENT	—	—	—
Merciver, S.L.	Spain	—	89.19%	100.00%	SHIPPING COMPANY	—	—	—
Moneda y Crédito, S.L.	Spain	50.00%	—	100.00%	ADVERTISING	—	—	—
Multifinance Corporation Limited (1)	Malta	—	99.00%	99.00%	HOLDING COMPANY	—	—	—
Multinegocios S.A.	Chile	—	(b)	—	ADVISORY SERVICES	—	—	—
MultiRent — Aluguer e Comércio de Automóveis, S.A.	Portugal	—	60.00%	100.00%	FULL-SERVICE LEASE	(4)	—	17
Multiservicios de Negocios Limitada	Chile	—	(b)	—	FINANCIAL SERVICES	—	—	—
N&P (B.E.S.) Loans Limited	United Kingdom	—	100.00%	100.00%	LEASING	148	6	132
Naviera Mirambel, S.L.	Spain	—	100.00%	100.00%	FINANCE	—	—	—
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	SHIPPING COMPANY	35	6	35
NIB Special Investors IV-A LP (c)	Canada	—	99.51%	—	HOLDING COMPANY	43	12	49
NIB Special Investors IV-B LP (c)	Canada	—	96.00%	—	HOLDING COMPANY	34	4	29
Norbest A.S.	Norway	7.94%	92.06%	100.00%	SECURITIES INVESTMENT	506	(133)	473
Nova Bostwick (Portugal) Fabrica de Portas Metalicas, Ltd. (c)	Portugal	—	99.72%	100.00%	DOOR MANUFACTURE	—	—	—
NW Services CO.	United States	—	88.40%	100.00%	e-COMMERCE	1	—	1
Oil-Dor, S.A.	Spain	—	89.19%	100.00%	FINANCE	147	2	109
Open Bank Santander Consumer, S.A.	Spain	—	100.00%	100.00%	BANKING	44	23	47
Operadora de Derivados Serfin, S.A. De C.V.	Mexico	—	74.95%	100.00%	FINANCE	—	—	—
OPQR s.r.o.	Slovakia	—	100.00%	100.00%	FINANCE	—	—	—
Optimal Alternative Investments, S.G.I.I.C., S.A.	Spain	—	100.00%	100.00%	FUND MANAGEMENT COMPANY	2	(1)	2
Optimal Investment Services SA	Switzerland	—	99.99%	99.99%	FUND MANAGEMENT COMPANY	30	16	5
Pan American Bank Limited	Bahamas	—	100.00%	100.00%	BANKING	2	—	21
Parasant SA	Switzerland	100.00%	—	100.00%	HOLDING COMPANY	1,116	(1)	1,089
Patagon Euro, S.L.	Spain	100.00%	—	100.00%	HOLDING COMPANY	672	26	587
PECOH Limited	United Kingdom	—	(b)	—	FINANCE	—	—	—
Peninsular, S.A.R.L.	France	99.99%	—	99.99%	PROPERTY	1	—	9
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	HOLDING COMPANY	(23)	61	4
Pingham International, S.A.	Uruguay	—	100.00%	100.00%	SERVICES	—	—	—
Polskie Towarzystwo Finansowe S.A.	Poland	—	100.00%	100.00%	SERVICES	3	—	35
Polyfinances Holding Limited (1)	Malta	—	100.00%	100.00%	HOLDING COMPANY	—	—	—

		% of Ownership Held
		by the Bank				Millions of Euros (a)
				% of			Net Profit	Amount of
				Voting		Capital and	(Loss) for	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest

Polyfinances, S.A.	Luxembourg	—	100.00%	100.00%	HOLDING COMPANY	—	—	—
Portada, S.A.	Chile	—	96.17%	96.17%	FINANCE	6	—	5
Portal Universia Argentina, S.A.	Argentina	—	94.50%	94.50%	INTERNET	1	(1)	—
Portal Universia Portugal, Prestaçao de Serviços de Informática, S.A.	Portugal	—	100.00%	100.00%	INTERNET	1	—	—
Portal Universia, S.A.	Spain	—	67.77%	67.77%	INTERNET	5	(1)	4
Porterbrook Leasing Company Limited	United Kingdom	—	100.00%	100.00%	LEASING	625	93	420
Porterbrook Leasing Company MEBO Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	151	(4)	678
Porterbrook Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	363	(14)	407
Porterbrook Maintenance Limited	United Kingdom	—	100.00%	100.00%	MAINTENANCE SERVICES	153	7	—
Préstamos de Consumo, S.A.	Argentina	—	100.00%	100.00%	FINANCE	—	—	7
Procura Digital de Venezuela, S.A.	Venezuela	—	88.40%	100.00%	e-COMMERCE	1	—	2
Procuradigital S. de R.L. de C.V.	Mexico	—	88.40%	100.00%	e-COMMERCE	1	—	1
Produban Servicios Informáticos Generales, S.L.	Spain	98.00%	2.00%	100.00%	SERVICES	(11)	(2)	—
Produban Serviços de Informática S.A.	Brazil	—	98.08%	100.00%	BROKER-DEALER	4	—	5
Programa Hogar Montigalá, S.A.	Spain	—	89.19%	100.00%	PROPERTY	7	—	7
Promoción de Servicios Integrales, S.A. De C.V.	Mexico	—	100.00%	100.00%	SERVICES	—	—	—
Promociones y Servicios Santiago, S.A. de C.V.	Mexico	—	100.00%	100.00%	SERVICES	—	—	—
Promotora AFR de Venezuela, S.A.	Venezuela	—	98.40%	99.98%	ADVISORY SERVICES	—	—	4
Promotora Herlosacantos, S.A. (c)	Spain	—	50.00%	50.00%	PROPERTY	—	—	—
Proyecto Europa, S.A.	Spain	—	89.19%	100.00%	ADVISORY SERVICES	—	—	—
Renting de Instalaciones Fotovoltáicas, S.A.	Spain	—	89.19%	100.00%	ELECTRICITY	—	—	—
Riobank International (Uruguay) SAIFE	Uruguay	—	100.00%	100.00%	BANKING	18	—	15
Rue Villot 26, S.L.	Spain	—	80.00%	80.00%	PROPERTY	26	—	24
S C Servicios y Cobranzas S.A.	Colombia	—	97.76%	100.00%	COLLECTION AND PAYMENT SERVICES	—	—	—
SAG International Finance Company Limited	Ireland	—	60.00%	100.00%	SECURITISATION	3	(1)	1
Sánchez Ramade Santander FINANCE, S.L.	Spain	—	50.00%	50.00%	FINANCIAL SERVICES	—	—	—
Sandywick Limited	Jersey	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	2	—	—
Saninv Gestao e Investimentos, S.A.	Portugal	—	100.00%	100.00%	HOLDING COMPANY	114	(63)	57
Santana Credit E.F.C., S.A.	Spain	—	100.00%	100.00%	FINANCE	8	—	5
Santander Administradora de Consórcios Ltda.	Brazil	—	98.08%	100.00%	FINANCE	1	—	1
Santander Airplus Corporate Payment Solutions, S.A.	Spain	75.00%	—	75.00%	PAYMENT SYSTEMS	—	—	—
Santander AM Holding, S.L.	Spain	100.00%	—	100.00%	HOLDING COMPANY	100	13	6
Santander Asset Management — Sociedade Gestora de Fundos de Investimento Mobiliário, S.A.	Portugal	—	99.86%	100.00%	FUND MANAGEMENT COMPANY	27	9	7
Santander Asset Management Chile S.A.	Chile	0.01%	99.83%	100.00%	SECURITIES INVESTMENT	—	—	9
Santander Asset Management Corporation	Puerto Rico	—	90.59%	100.00%	ASSET MANAGEMENT	(3)	6	2
Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda.	Brazil	—	98.08%	100.00%	ASSET MANAGEMENT	22	6	22
Santander Asset Management Ireland, Ltd.	Ireland	—	100.00%	100.00%	FUND MANAGEMENT COMPANY	16	1	—
Santander Asset Management Luxembourg, S.A.	Luxembourg	—	97.84%	100.00%	FUND MANAGEMENT COMPANY	1	2	—
Santander Asset Management S.A. Administradora General de Fondos	Chile	—	76.74%	100.00%	FUND MANAGEMENT COMPANY	75	27	8
Santander Asset Management UK Holdings Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	183	—	183
Santander Asset Management UK Limited	United Kingdom	—	100.00%	100.00%	FUND AND PORTFOLIO MANAGEMENT	13	1	11
Santander Asset Management, S.A., S.G.I.I.C.	Spain	28.30%	69.54%	100.00%	FUND MANAGEMENT COMPANY	93	70	33
Santander BanCorp	Puerto Rico	—	90.59%	91.34%	HOLDING COMPANY	476	(20)	198
Santander Bank & Trust Ltd.	Bahamas	—	100.00%	100.00%	BANKING	1,498	211	1,078
Santander Benelux, S.A./N.V.	Belgium	100.00%	—	100.00%	BANKING	940	43	925
Santander Brasil Arrendamento Mercantil S.A.	Brazil	—	98.08%	100.00%	LEASING	179	6	125
Santander Brasil S.A. Corretora de Títulos e Valores Mobiliários	Brazil	—	98.08%	100.00%	BROKER-DEALER	26	41	19
Santander Brasil Seguros S.A.	Brazil	—	99.38%	100.00%	INSURANCE	4	16	14
Santander Capital Desarrollo, SGECR, S.A.	Spain	100.00%	—	100.00%	VENTURE CAPITAL COMPANY	1	1	—
Santander Capitalizaçao S.A.	Brazil	—	99.38%	100.00%	FINANCE	2	21	6
Santander Cards Limited	United Kingdom	100.00%	—	100.00%	FINANCIAL SERVICES	132	(50)	149
Santander Carteras, S.G.C., S.A.	Spain	—	100.00%	100.00%	FUND MANAGEMENT COMPANY	18	3	8
Santander Central Hispano Finance (Delaware) Inc.	United States	100.00%	—	100.00%	FINANCE	2	—	—
Santander Central Hispano Finance B.V. (1)	Netherlands	100.00%	—	100.00%	FINANCE	1	—	—
Santander Central Hispano Financial Services Limited	Cayman Islands	100.00%	—	100.00%	FINANCE	1	1	—
Santander Central Hispano International Limited	Cayman Islands	100.00%	—	100.00%	FINANCE	3	—	—

		% of Ownership Held
		by the Bank				Millions of Euros (a)
				% of			Net Profit	Amount of
				Voting		Capital and	(Loss) for	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest

Santander Central Hispano Issuances Limited	Cayman Islands	100.00%	—	100.00%	FINANCE	2	—	—
Santander Chile Holding, S.A.	Chile	22.11%	77.40%	99.51%	HOLDING COMPANY	562	155	279
Santander Commercial Paper, S.A., Sole-Shareholder Company	Spain	100.00%	—	100.00%	FINANCE	—	—	—
Santander Consumer (UK) plc	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	75	(7)	89
Santander Consumer autoboerse.de AG	Germany	—	100.00%	100.00%	INTERNET	1	1	1
Santander Consumer Bank AS	Norway	—	100.00%	100.00%	FINANCE	257	39	370
Santander Consumer Bank AG	Germany	—	100.00%	100.00%	BANKING	872	385	884
Santander Consumer Bank S.p.A.	Italy	—	100.00%	100.00%	FINANCE	205	21	262
Santander Consumer Chile S.A.	Chile	—	89.00%	89.00%	FINANCE	15	—	14
Santander Consumer Debit GmbH	Germany	—	100.00%	100.00%	SERVICES	—	14	—
Santander Consumer Finance a.s.	Czech Republic	—	100.00%	100.00%	LEASING	38	3	33
Santander Consumer Finance B.V.	Netherlands	—	100.00%	100.00%	FINANCE	34	3	32
Santander Consumer Finance Correduría de Seguros, S.A.	Spain	—	100.00%	100.00%	INSURANCE BROKERAGE	1	3	—
Santander Consumer Finance Media S.r.l.	Italy	—	65.00%	65.00%	FINANCE	7	—	5
Santander Consumer Finance Oy	Finland	—	100.00%	100.00%	FINANCE	6	(2)	6
Santander Consumer Finance Zrt.	Hungary	—	100.00%	100.00%	FINANCE	10	(4)	4
Santander Consumer Finance, Germany GmbH	Germany	—	100.00%	100.00%	HOLDING COMPANY	2,726	—	2,726
Santander Consumer Finance, S.A.	Spain	63.19%	36.81%	100.00%	BANKING	3,919	693	2,538
Santander Consumer France	France	—	70.00%	70.00%	FINANCE	20	(2)	14
Santander Consumer Holding GmbH	Germany	—	100.00%	100.00%	HOLDING COMPANY	1,096	196	1,891
Santander Consumer Iber-Rent, S.L.	Spain	—	60.00%	60.00%	FULL-SERVICE LEASE	56	5	18
Santander Consumer Leasing Austria GmbH	Austria	—	100.00%	100.00%	LEASING	—	—	—
Santander Consumer Leasing GmbH	Germany	—	100.00%	100.00%	LEASING	6	11	6
Santander Consumer Multirent Spółka z ograniczoną odpowiedzialnością	Poland	—	60.00%	60.00%	LEASING	8	—	5
Santander Consumer Spain Auto 07-1	Spain	—	(b)	—	SECURITISATION	20	(41)	—
Santander Consumer Spain Auto 07-2	Spain	—	(b)	—	SECURITISATION	(9)	(20)	—
Santander Consumer Spólka Akcyjna	Poland	—	100.00%	100.00%	BANKING	138	29	121
Santander Consumer USA Inc.	United States	90.00%	—	90.00%	FINANCE	33	187	583
Santander Consumer, EFC, S.A.	Spain	—	100.00%	100.00%	FINANCE	242	139	168
Santander Corredora de Seguros Limitada	Chile	—	76.73%	100.00%	INSURANCE BROKERAGE	34	10	1
Santander de Desarrollos Inmobiliarios, S.A.	Spain	98.39%	1.61%	100.00%	PROPERTY	—	—	—
Santander de Leasing, S.A., E.F.C.	Spain	70.00%	30.00%	100.00%	LEASING	41	7	35
Santander de Renting, S.A.	Spain	99.99%	0.01%	100.00%	FULL-SERVICE LEASE	22	(1)	18
Santander de Titulización S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	FUND MANAGEMENT COMPANY	1	4	1
Santander Drive Auto Receivables LLC	United States	—	90.00%	100.00%	AUXILIARY	—	—	—
Santander Drive Auto Receivables Trust 2007-1	United States	—	(b)	—	SECURITISATION	—	—	—
Santander Drive Auto Receivables Trust 2007-2	United States	—	(b)	—	SECURITISATION	—	—	—
Santander Drive Auto Receivables Trust 2007-3	United States	—	(b)	—	SECURITISATION	—	—	—
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	—	100.00%	FACTORING	99	23	76
Santander Factoring, S.A.	Chile	—	99.51%	100.00%	FACTORING	22	2	6
Santander Financial Products, Ltd.	Ireland	—	100.00%	100.00%	FINANCE	178	6	162
Santander Financial Services, Inc.	Puerto Rico	—	90.59%	100.00%	LENDING COMPANY	94	(40)	84
Santander Gestâo de Activos, SGPS, S.A.	Portugal	—	99.86%	100.00%	HOLDING COMPANY	15	—	7
Santander Gestión de Recaudación y Cobranzas, Ltda.	Chile	—	98.97%	99.45%	FINANCIAL SERVICES	3	(3)	2
Santander Gestión Inmobiliaria, S.A.	Spain	0.01%	99.99%	100.00%	PROPERTY	—	1	—
Santander Global Facility, S.A.	Spain	99.94%	0.06%	100.00%	SERVICES	1	1	1
Santander Global Property, S.L.	Spain	94.44%	5.56%	100.00%	SECURITIES INVESTMENT	138	—	128
Santander Global Services, S.A.	Uruguay	—	100.00%	100.00%	SERVICES	1	—	—
Santander Global Sport, S.A.	Spain	100.00%	—	100.00%	SPORTS OPERATIONS	3	4	3
Santander Hipotecario 1 Fondo de Titulización de Activos	Spain	—	(b)	—	SECURITISATION	—	—	—
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	—	(b)	—	SECURITISATION	—	—	—
Santander Hipotecario 3 Fondo de Titulización de Activos	Spain	—	(b)	—	SECURITISATION	—	—	—
Santander Hipotecario 4 Fondo de Titulización de Activos	Spain	—	(b)	—	SECURITISATION	—	—	—
Santander Holanda B.V.	Netherlands	100.00%	—	100.00%	HOLDING COMPANY	11	—	—
Santander Holding Gestión, S.L.	Spain	—	100.00%	100.00%	HOLDING COMPANY	(79)	—	—
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	HOLDING COMPANY	28	—	—
Santander Infrastructure Capital Limited	United Kingdom	—	100.00%	100.00%	LEASING	—	—	—
Santander Infrastructure Capital Management Limited	United Kingdom	—	100.00%	100.00%	LEASING	—	—	—

		% of Ownership Held
		by the Bank				Millions of Euros (a)
				% of			Net Profit	Amount of
				Voting		Capital and	(Loss) for	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest

Santander Insurance Agency, Inc.	Puerto Rico	—	90.59%	100.00%	INSURANCE BROKERAGE	2	4	3
Santander Insurance Holding, S.L.	Spain	99.99%	0.01%	100.00%	HOLDING COMPANY	382	1	357
Santander Insurance s.r.o.	Slovakia	—	100.00%	100.00%	PROPERTY	—	—	—
Santander Insurance Services UK Limited	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	20	(5)	21
Santander International Bank of Puerto Rico, Inc.	Puerto Rico	—	90.59%	100.00%	BANKING	97	2	63
Santander International Debt, S.A., Sole-Shareholder Company	Spain	100.00%	—	100.00%	FINANCE	—	—	—
Santander Inversiones Limitada	Chile	—	100.00%	100.00%	HOLDING COMPANY	688	47	599
Santander Investimentos em Participações S.A.	Brazil	—	98.08%	100.00%	COLLECTION AND PAYMENT SERVICES	56	60	100
Santander Investment Bank Limited	Bahamas	—	100.00%	100.00%	BANKING	88	1	171
Santander Investment Bolsa, S.V., S.A.	Spain	—	100.00%	100.00%	BROKER-DEALER	119	87	104
Santander Investment Chile, Limitada	Chile	—	100.00%	100.00%	FINANCE	170	8	126
Santander Investment Colombia S.A.	Colombia	—	100.00%	100.00%	HOLDING COMPANY	4	2	44
Santander Investment I, S.A.	Spain	100.00%	—	100.00%	HOLDING COMPANY	(1,603)	100	—
Santander Investment Limited	Bahamas	—	100.00%	100.00%	BROKER-DEALER	(35)	(17)	—
Santander Investment Securities Inc.	United States	—	100.00%	100.00%	BROKER-DEALER	57	(1)	295
Santander Investment Trust Colombia S.A., Sociedad Fiduciaria	Colombia	—	100.00%	100.00%	FUND MANAGEMENT COMPANY	8	1	8
Santander Investment Valores Colombia S.A., Comisionista de Bolsa Comercial	Colombia	—	97.76%	100.00%	BROKER-DEALER	5	1	1
Santander Investment, S.A.	Spain	100.00%	—	100.00%	BANKING	203	310	14
Santander Investment, S.A., Corredores de Bolsa	Chile	—	88.13%	100.00%	BROKER-DEALER	46	5	28
Santander IP UK Limited	United Kingdom	—	100.00%	100.00%	BROKER-DEALER	—	—	—
Santander Issuances, S.A., Sole-Shareholder Company	Spain	100.00%	—	100.00%	FINANCE	—	—	—
Santander Leasing S.A.	Chile	—	76.85%	100.00%	LEASING	42	1	48
Santander Mediación Operador de Banca-Seguros Vinculado, S.A.	Spain	20.00%	76.41%	100.00%	ADVISORY SERVICES	1	—	1
Santander Merchant Bank Limited	Bahamas	—	100.00%	100.00%	BANKING	4	—	50
Santander Merchant, S.A.	Argentina	—	100.00%	100.00%	HOLDING COMPANY	2	—	19
Santander Mortgage Corp.	Puerto Rico	—	90.59%	100.00%	MORTGAGE LOAN COMPANY	19	—	15
Santander Multimedios, S.A.	Chile	—	100.00%	100.00%	INTERNET	1	—	1
Santander Overseas Bank, Inc. (h)	Puerto Rico	—	100.00%	100.00%	BANKING	343	25	187
Santander PB UK (Holdings) Limited	United Kingdom	100.00%	—	100.00%	FINANCE	277	—	282
Santander Pensiones, S.A., E.G.F.P.	Spain	21.20%	76.64%	100.00%	PENSION FUND MANAGEMENT COMPANY	77	13	50
Santander Pensôes — Sociedade Gestora de Fundos de Pensôes, S.A.	Portugal	—	99.86%	100.00%	PENSION FUND MANAGEMENT COMPANY	5	2	1
Santander Perpetual, S.A., Sole-Shareholder Company	Spain	100.00%	—	100.00%	FINANCE	—	—	—
Santander Portfolio Management UK Limited	United Kingdom	—	100.00%	100.00%	FINANCE	40	—	31
Santander PR Capital Trust I	Puerto Rico	—	90.59%	100.00%	FINANCE	(3)	6	2
Santander Private Advisors, Ltd.	United States	100.00%	—	100.00%	HOLDING COMPANY	—	—	—
Santander Private Banking s.p.a.	Italy	—	100.00%	100.00%	BANKING	29	(7)	43
Santander Private Banking UK Limited	United Kingdom	—	100.00%	100.00%	PROPERTY	565	—	565
Santander Private Equity, S.A., S.G.E.C.R.	Spain	90.00%	9.97%	100.00%	VENTURE CAPITAL MANAGEMENT	4	—	4
Santander Professional Services, S.A.	Spain	—	100.00%	100.00%	SPORTS OPERATIONS	—	—	—
Santander Real Estate, S.G.I.I.C., S.A.	Spain	—	99.14%	100.00%	FUND MANAGEMENT COMPANY	49	28	6
Santander Río Asset Management Gerente de Fondos Comunes de Inversión S.A.	Argentina	—	100.00%	100.00%	FUND MANAGEMENT COMPANY	4	2	1
Santander Río Seguros S.A.	Argentina	—	100.00%	100.00%	INSURANCE	6	5	6
Santander Río Servicios S.A.	Argentina	—	99.97%	100.00%	ADVISORY SERVICES	—	—	—
Santander Río Sociedad de Bolsa S.A.	Argentina	—	99.34%	100.00%	BROKER-DEALER	4	1	3
Santander Río Trust S.A.	Argentina	—	99.97%	100.00%	FINANCIAL SERVICES	—	—	—
Santander S.A. — Corretora de Câmbio e Títulos	Brazil	—	98.08%	100.00%	BROKER-DEALER	15	37	10
Santander S.A. — Serviços Técnicos, Administrativos e de Corretagem de Seguros	Brazil	—	98.08%	100.00%	INSURANCE BROKERAGE	5	13	36
Santander S.A. Agente de Valores	Chile	—	76.95%	100.00%	BROKER-DEALER	183	10	20
Santander S.A. Sociedad Securitizadora	Chile	—	76.82%	100.00%	FUND MANAGEMENT COMPANY	2	—	—
Santander Securities Corporation	Puerto Rico	—	90.59%	100.00%	BROKER-DEALER	24	7	15
Santander Seguros de Vida, S.A.	Chile	—	100.00%	100.00%	INSURANCE	63	34	9
Santander Seguros Generales S.A.	Chile	99.50%	0.50%	100.00%	INSURANCE	12	1	12
Santander Seguros S.A.	Brazil	—	99.38%	99.38%	INSURANCE	125	48	100
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	—	95.78%	100.00%	INSURANCE	287	81	215
Santander Seguros, S.A.	Uruguay	—	100.00%	100.00%	INSURANCE	2	(1)	1

		% of Ownership Held
		by the Bank				Millions of Euros (a)
				% of			Net Profit	Amount of
				Voting		Capital and	(Loss) for	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest

Santander Service GmbH	Germany	—	100.00%	100.00%	LEASING	—	—	—
Santander Servicios de Recaudación y Pagos Limitada	Chile	—	76.73%	100.00%	SERVICES	5	—	4
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	—	99.86%	100.00%	INSURANCE	45	46	22
Santander Totta, SGPS, S.A.	Portugal	—	99.86%	99.86%	HOLDING COMPANY	2,597	269	3,321
Santander Trade Services, Ltd.	Hong-Kong	—	100.00%	100.00%	SERVICES	12	2	30
Santander Unit Trust Managers UK Limited	United Kingdom	—	100.00%	100.00%	FUND AND PORTFOLIO MANAGEMENT	22	2	20
Santander US Debt, S.A., Sole-Shareholder Company	Spain	100.00%	—	100.00%	FINANCE	—	—	—
Santander Venezuela Sociedad Administradora de Entidades de Inversión Colectiva, C.A.	Venezuela	—	90.00%	100.00%	FUND MANAGEMENT COMPANY	—	—	—
Santusa Holding, S.L.	Spain	69.64%	30.36%	100.00%	HOLDING COMPANY	10,518	790	9,158
Sarum Trustees Limited	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	—	—	—
Saturn Japan V C.V. (m)	Netherlands	—	100.00%	—	HOLDING COMPANY	—	—	—
Scottish Mutual Pensions Limited	United Kingdom	—	100.00%	100.00%	INSURANCE	6	—	98
Seguros Santander, S.A., Grupo Financiero Santander	Mexico	—	74.96%	100.00%	INSURANCE	34	19	25
Sercoban, Administración de Empresas, S.L.	Spain	—	100.00%	100.00%	FINANCIAL SERVICES	—	—	—
Sercoban, Gestión Administrativa de Empresas, S.A.	Spain	100.00%	—	100.00%	SERVICES	18	(1)	16
Serfin International Bank and Trust, Limited	Cayman Islands	—	99.72%	100.00%	BANKING	27	1	22
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	99.99%	0.01%	100.00%	SECURITY	1	—	1
Servicios Administrativos y Financieros, Ltda.	Chile	—	(b)	—	SERVICES	—	—	—
Servicios Corporativos Seguros Serfin, S.A. De C.V.	Mexico	—	75.46%	100.00%	SERVICES	—	—	—
Servicios de Cobranza, Recuperación y Seguimiento, S.A. De C.V.	Mexico	—	100.00%	100.00%	SERVICES	8	1	8
Servicios de Cobranzas Fiscalex Ltda.	Chile	—	(b)	—	SERVICES	—	—	—
Servicios Universia Venezuela S.U.V., S.A.	Venezuela	—	75.00%	75.00%	INTERNET	1	—	1
Sheppards Moneybrokers Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	21	—	18
Sinvest Inversiones y Asesorías Limitada	Chile	—	100.00%	100.00%	FINANCE	58	2	2
Sistema 4B, S.A.	Spain	52.17%	13.11%	66.87%	CARDS	13	7	10
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	—	100.00%	100.00%	APPRAISALS	1	1	1
Sodepro, S.A.	Spain	—	89.19%	100.00%	FINANCE	15	—	12
Solarlaser Limited	United Kingdom	—	100.00%	100.00%	PROPERTY	60	3	54
Suleyado 2003, S.L.	Spain	—	100.00%	100.00%	SECURITIES INVESTMENT	7	—	7
Suzuki Servicios Financieros, S.L.	Spain	—	51.00%	51.00%	INTERMEDIATION	—	—	—
Swesant Merchant SA, en liquidation (l)	Switzerland	—	100.00%	100.00%	HOLDING COMPANY	1	364	2
Swesant SA	Switzerland	—	100.00%	100.00%	HOLDING COMPANY	216	100	—
Task Moraza, S.L. (e)	Spain	—	73.41%	73.41%	HOLDING COMPANY	37	(1)	27
Taxagest Sociedade Gestora de Participaçoes Sociais, S.A.	Portugal	—	99.86%	100.00%	HOLDING COMPANY	50	8	—
Teatinos Siglo XXI Inversiones Limitada	Chile	50.00%	50.00%	100.00%	HOLDING COMPANY	446	170	397
Teylada, S.A.	Spain	11.11%	88.89%	100.00%	SECURITIES INVESTMENT	—	—	—
The HSH AIV 4 Trust (c)	United States	—	69.25%	—	HOLDING COMPANY	42	—	36
The National & Provincial Building Society Pension Fund Trustees Limited	United Kingdom	—	(b)	—	ASSET MANAGEMENT COMPANY	—	—	—
The WF Company Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	1	—	—
Títulos de Renta Fija, S.A.	Spain	100.00%	—	100.00%	SECURITIES INVESTMENT	—	—	—
Tornquist Asesores de Seguros, S.A. (1)	Argentina	—	99.99%	99.99%	ADVISORY SERVICES	—	—	—
Totta & Açores Inc. Newark	United States	—	99.72%	100.00%	BANKING	1	—	—
Totta (Ireland), PLC (h)	Ireland	—	99.72%	100.00%	FINANCE	342	89	341
Totta Crédito Especializado, Instituiçao Financeira de Crédito, S.A. (IFIC)	Portugal	—	99.83%	100.00%	LEASING	102	23	42
Totta Urbe — Empresa de Administraçâo e Construçôes, S.A.	Portugal	—	99.72%	100.00%	PROPERTY	104	4	148
UNIFIN S.p.A.	Italy	—	70.00%	70.00%	FINANCE	14	5	44
Universia Brasil S.A.	Brazil	—	100.00%	100.00%	INTERNET	2	(2)	—
Universia Chile S.A.	Chile	—	93.74%	93.74%	INTERNET	2	(2)	—
Universia Colombia, S.A.	Colombia	—	99.89%	99.89%	INTERNET	1	(1)	—
Universia Holding, S.L.	Spain	99.91%	0.09%	100.00%	HOLDING COMPANY	24	(17)	11
Universia México, S.A. De C.V.	Mexico	—	100.00%	100.00%	INTERNET	1	(1)	—
Universia Perú, S.A.	Peru	—	97.00%	97.00%	INTERNET	1	(1)	—
Universia Puerto Rico, Inc.	Puerto Rico	—	100.00%	100.00%	INTERNET	1	—	—
Valores Santander Casa de Bolsa, C.A.	Venezuela	—	90.00%	90.00%	BROKER-DEALER	10	6	7
Virtual Payments, S.L.	Spain	—	100.00%	100.00%	TECHNOLOGY	—	—	—

		% of Ownership Held
		by the Bank				Millions of Euros (a)
				% of			Net Profit	Amount of
				Voting		Capital and	(Loss) for	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest

Vista Capital de Expansión, S.A. SGECR	Spain	—	50.00%	50.00%	VENTURE CAPITAL MANAGEMENT	1	1	—
Vista Desarrollo, S.A. SCR	Spain	100.00%	—	100.00%	VENTURE CAPITAL COMPANY	246	15	133
W.N.P.H. Gestao e Investimentos Sociedade Unipessoal, S.A.	Portugal	—	100.00%	100.00%	SECURITIES INVESTMENT	33	1	—
Wallcesa, S.A.	Spain	100.00%	—	100.00%	SECURITIES INVESTMENT	25	(47)	—
Wex Point España, S.L.	Spain	—	89.19%	100.00%	SERVICES	2	—	1
Whitewick Limited	Jersey	—	100.00%	100.00%	HOLDING COMPANY	—	—	—
WIM Servicios Corporativos, S.A. de C.V.	Mexico	—	100.00%	100.00%	ADVISORY SERVICES	—	—	—

(a)
Amount per books of each company at December 31, 2007, disregarding, where appropriate, any interim dividends paid in the year. The amount of the ownership interest (net of allowances) is the figure per the books of each holding company multiplied by the Group’s percentage of ownership, disregarding impairment of goodwill on consolidation. The data on foreign companies were translated to euros at the year-end exchange rates.

(b)	Companies over which effective control is exercised.

(c)	Data from the latest approved financial statements at December 31, 2006.

(d)	Data from the latest approved financial statements at March 31, 2007.

(e)	Data from the latest approved financial statements at June 30, 2007.

(f)	Data from the latest approved financial statements at September 30, 2007.

(g)	Data from the latest approved financial statements at April 30, 2007.

(h)	Data from the latest approved financial statements at November 30, 2007.

(i)	Data from the latest approved financial statements at August 31, 2007.

(j)	Data uniform with 2007 calendar year.

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

(l)	Company in liquidation at December 31, 2007.

(m)	Company newly incorporated in 2007 for which no approved financial statements are available.

(1)	The preference share and security issuer companies are detailed in Exhibit III, together with other relevant information.

Exhibit II
Listed companies in which the Santander Group has ownership interests of more than 3% (g), Associates of the Santander Group and Jointly Controlled Entities

		% of Ownership Held
		by the Bank				Millions of Euros (a)
				% of				Net Profit
				Voting			Capital and	(Loss) for
Entity	Location	Direct	Indirect	Rights (f)	Line of Business	Assets	Reserves	the Year

ABSLine Multimedia, S.L.	Spain	—	47.50%	47.50%	MARKETING	1	1	—
Accordfin España, E.F.C., S.A.	Spain	—	49.00%	49.00%	FINANCE	437	21	5
Administrador Financiero de Transantiago S.A.	Chile	—	15.35%	20.00%	COLLECTION AND PAYMENT SERVICES	235	23	(17)
Affirmative Insurance Holdings Inc. (b)	United States	—	5.61%	—	INSURANCE	379	134	7
Agres, Agrupación Restauradores, S.L.	Spain	—	38.36%	43.01%	RESTAURANTS	4	2	—
Aguas de Fuensanta, S.A.	Spain	—	37.65%	42.21%	FOOD	29	9	—
Alcaidesa Golf, S.L.	Spain	—	44.60%	44.60%	SPORTS OPERATIONS	7	6	(1)
Alcaidesa Inmobiliaria, S.A.	Spain	—	44.60%	44.60%	PROPERTY	106	68	(1)
Alcaidesa Servicios, S.A.	Spain	—	44.60%	44.60%	SERVICES	1	1	—
Allfunds Bank, S.A.	Spain	—	50.00%	50.00%	BANKING	134	55	23
Allfunds International S.A.	Luxembourg	—	50.00%	50.00%	FINANCIAL SERVICES	—	—	—
Americredit Corp. (consolidated) (k)	United States	—	4.38%	4.38%	FINANCE	12,099	1,165	245
Anekis, S.A.	Spain	24.75%	24.75%	49.50%	ADVERTISING	4	2	—
Arena Communications Network, S.L. (b)	Spain	20.00%	—	20.00%	ADVERTISING	26	1	—
Asajanet Servicios Agropecuarios, S.L. (b)	Spain	30.00%	—	30.00%	MARKETING	1	1	—
Asia Bridge Fund I LLC (i)	Mauricio Island	—	25.00%	25.00%	HOLDING COMPANY	—	—	—
Attijari Factoring Maroc, S.A. (b)	Morocco	—	25.00%	25.00%	FACTORING	33	5	1
Attijari International Bank Société Anonymé (b)	Morocco	50.00%	—	50.00%	BANKING	315	4	1
Attijariwafa Bank Société Anonyme (consolidated) (b)	Morocco	—	14.55%	14.55%	BANKING	12,574	1,019	170
Autopistas del Sol, S.A. (b)	Argentina	—	14.17%	14.17%	MOTORWAY CONCESSIONS	332	77	(6)
Banco Internacional da Guiné-Bissau, S.A. (d)	Guinea Bissau	—	48.86%	49.00%	BANKING	12	(30)	(1)
Base Central — Rede Serviços Imobiliarios, S.A.	Portugal	—	49.80%	49.80%	PROPERTY SERVICES	1	2	(1)
Benim — Sociedade Imobiliária, S.A. (b)	Portugal	—	24.93%	25.00%	PROPERTY	12	8	—
Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. (consolidated) (b)	Spain	1.22%	6.69%	8.07%	FINANCIAL SERVICES	4,385	347	131
Bovespa Holding S.A.	Brazil	—	3.82%	3.89%	HOLDING COMPANY	626	528	66
Cantabria Capital, SGECR, S.A.	Spain	50.00%	—	50.00%	VENTURE CAPITAL MANAGEMENT COMPANY	—	—	—
Carnes Estellés, S.A.	Spain	—	19.10%	21.41%	FOOD	37	9	—
Cartera del Norte, S.A.	Spain	—	32.20%	36.10%	FINANCE	1	1	—
Centradia Group, Ltd. (b)	United Kingdom	30.45%	—	30.45%	ADVISORY SERVICES	1	1	—
Centro de Compensación Automatizado, S.A.	Chile	—	25.58%	33.33%	COLLECTION AND PAYMENT SERVICES	2	1	—
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A.	Spain	—	43.70%	49.00%	TECHNOLOGY	1	1	—
Companhia Energética de São Paulo	Brazil	—	7.42%	7.57%	ENERGY	7,567	3,908	69
Compañía Concesionaria del Túnel de Soller, S.A.	Spain	—	29.17%	32.70%	CONSTRUCTION	67	17	1
Compañía Española de Petróleos, S.A. (consolidated) (b)	Spain	28.71%	2.93%	31.64%	OIL REFINING	8,724	4,159	826
Compañía Española de Seguros de Crédito a la Exportación, S.A., Compañía de Seguros y Reaseguros (b)	Spain	13.95%	6.41%	21.08%	CREDIT INSURANCE	999	165	15
Comprarcasa Servicios Inmobiliarios, S.A.	Spain	—	47.50%	47.50%	PROPERTY SERVICES	1	1	—
Consorcio Credicard, C.A.	Venezuela	—	32.80%	33.33%	CARDS	84	11	10
Corporación Suiche 7B, C.A.	Venezuela	—	31.75%	32.26%	SERVICES	5	4	1
Ensafeca Holding Empresarial, S.L.	Spain	—	31.82%	31.82%	SECURITIES INVESTMENT	24	23	1
Espais Promocat, S.L.	Spain	—	44.60%	50.00%	PROPERTY	28	2	—
FC2Egestión, S.L.	Spain	—	50.00%	50.00%	ENVIROMENTAL MANAGEMENT	1	—	1
Fidelización de Consumidores, S.A.	Spain	—	39.60%	39.60%	HOLDING COMPANY	—	—	—
Fondo de Titulización de Activos UCI 11	Spain	—	(h)	—	SECURITISATION	—	—	—
Fondo de Titulización de Activos UCI 14	Spain	—	(h)	—	SECURITISATION	—	—	—
Fondo de Titulización de Activos UCI 15	Spain	—	(h)	—	SECURITISATION	—	—	—
Fondo de Titulización Hipotecaria UCI 10	Spain	—	(h)	—	SECURITISATION	—	—	—
Fondo de Titulización Hipotecaria UCI 12	Spain	—	(h)	—	SECURITISATION	—	—	—
Fondo de Titulización Hipotecaria UCI 16	Spain	—	(h)	—	SECURITISATION	—	—	—
Fondo de Titulización Hipotecaria UCI 17	Spain	—	(h)	—	SECURITISATION	—	—	—
Friedrichstrasse, S.L.	Spain	—	45.00%	45.00%	PROPERTY	44	44	—

		% of Ownership Held
		by the Bank				Millions of Euros (a)
				% of				Net Profit
				Voting			Capital and	(Loss) for
Entity	Location	Direct	Indirect	Rights (f)	Line of Business	Assets	Reserves	the Year

Granoller’s Broker, S.L.	Spain	—	12.50%	25.00%	FINANCE	3	2	—
Grupo Alimentario de Exclusivas, S.A.	Spain	—	36.09%	40.46%	FOOD	6	—	—
Grupo Financiero Galicia, S.A. (consolidated) (b)	Argentina	—	6.67%	3.50%	BANKING	5,063	349	(4)
Grupo Konecta Maroc S.A.R.L. à associé unique	Morocco	—	44.25%	44.25%	TELEMARKETING	—	—	—
Grupo Konecta Net, S.L.	Spain	—	44.25%	44.25%	HOLDING COMPANY	16	2	3
Habitat Elpi, S.L.	Spain	—	44.60%	50.00%	PROPERTY	31	4	—
Hipoteca Internet, S.L.	Spain	—	50.00%	50.00%	SERVICES	—	—	—
HLC — Centrais de Cogeraçao, S.A. (c)	Portugal	—	24.45%	24.49%	ELECTRICITY	2	(2)	(2)
HSH Coinvest Luxembourg S.à.r.l. (b)	Luxembourg	—	24.20%	—	HOLDING COMPANY	79	79	(2)
Iberdrola, S.A. (consolidated) (b)	Spain	0.70%	2.58%	3.29%	ELECTRICITY	33,061	8,907	1,660
Imperial Holding S.C.A. (j)	Luxembourg	—	36.67%	36.67%	SECURITIES INVESTMENT	184	38	—
Inmobiliaria Sitio de Baldeazores, S.A.	Spain	—	44.60%	50.00%	PROPERTY	13	2	—
Kapitalia Credit House Global, S.L.	Spain	—	22.13%	22.13%	SERVICES	—	—	—
Kassadesign 2005, S.L.	Spain	—	44.60%	50.00%	PROPERTY	41	12	1
Kepler Weber S.A. (b)	Brazil	—	5.57%	5.68%	STORAGE SYSTEMS	59	28	(96)
Konecta Activos Inmobiliarios, S.L.	Spain	—	45.62%	45.62%	PROPERTY	—	—	—
Konecta Broker, S.L.	Spain	—	44.25%	44.25%	SERVICES	—	—	—
Konecta Bto, S.L.	Spain	—	44.25%	44.25%	TELECOMMUNICATIONS	20	19	1
Konecta Canarias, S.A.	Spain	—	44.25%	44.25%	MARKETING	8	5	3
Konecta Centro Especial de Empleo Madrid, S.L.	Spain	—	44.25%	44.25%	TELEMARKETING	—	—	—
Konecta Centro Especial de Empleo, S.A.	Spain	—	44.25%	44.25%	TELEMARKETING	5	3	2
Konecta Colombia Grupo Konecta Colombia Ltda	Colombia	—	44.25%	44.25%	TELEMARKETING	—	—	—
Konecta Chile, S.A.	Chile	—	32.75%	32.75%	SERVICES	1	—	1
Konecta Field Marketing, S.A.	Spain	—	44.25%	44.25%	MARKETING	—	—	—
Konecta Portugal, Lda.	Portugal	—	44.25%	44.25%	MARKETING	1	—	—
Konecta Servicios Administrativos y Tecnológicos, S.L.	Spain	—	44.25%	44.25%	SERVICES	1	—	—
Konecta Servicios de Empleo ETT, S.A.	Spain	—	35.40%	35.40%	TEMPORARY EMPLOYMENT AGENCY	1	(1)	1
Konecta Servicios Integrales de Consultoría, S.L.	Spain	—	33.62%	33.62%	ADVERTISING	—	—	—
Konecta Servicios Integrales de Marketing, S.L.	Spain	—	44.25%	44.25%	SERVICES	—	—	—
Konectanet Andalucía, S.L.	Spain	—	44.25%	44.25%	SERVICES	—	—	—
Konectanet Comercialización, S.L.	Spain	—	44.22%	44.22%	MARKETING	1	—	1
Kontacta Comunicaciones, S.A.	Spain	—	33.19%	33.19%	SERVICES	1	—	1
Kontacta Top Ten, S.L.	Spain	—	33.18%	33.18%	TELEMARKETING	—	—	—
Maxamcorp Holding, S.L. (e)	Spain	—	22.62%	22.62%	HOLDING COMPANY	171	131	19
Medimobiliario Ediçoes Period. e Multimedia, S.A	Portugal	—	29.38%	29.38%	PROPERTY SERVICES	—	—	—
Norchem Holdings e Negocios S.A.	Brazil	—	21.33%	21.75%	HOLDING COMPANY	85	29	5
Norchem Participaçoes e Consultoria S.A.	Brazil	—	49.04%	50.00%	BROKER-DEALER	23	16	3
Omega Financial Services GmbH	Germany	—	50.00%	50.00%	SERVICES	1	—	2
Operadora de Activos Alfa, S.A. De C.V.	Mexico	—	49.98%	49.98%	FINANCE	2	2	—
Operadora de Activos Beta, S.A. de C.V.	Mexico	—	49.99%	49.99%	FINANCE	2	3	—
Oportunity Center, S.L.	Spain	—	44.25%	44.25%	SERVICES	1	—	1
Petroquímica União S.A. (consolidated) (b)	Brazil	—	9.89%	10.08%	CHEMICALS	680	248	57
Prodesur Mediterráneo, S.L.	Spain	—	44.60%	50.00%	PROPERTY	78	22	(2)
Programa Multi Sponsor PMS, S.A. (b)	Spain	24.75%	24.75%	49.50%	ADVERTISING	23	4	—
Proinsur Mediterráneo, S.L.	Spain	—	44.60%	50.00%	PROPERTY	82	28	(1)
PSA Finance PLC	United Kingdom	—	50.00%	50.00%	LEASING	11	6	4
Puntoform, S.L.	Spain	—	44.22%	44.22%	TRAINING	—	—	—
Quiero Televisión, S.A., Sole-Shareholder Company	Spain	—	31.82%	31.82%	TELECOMMUNICATIONS	7	6	—
Real Estate Investment Society España, S.A.	Spain	31.80%	—	31.80%	PROPERTY	100	100	—
Redbanc, S.A.	Chile	—	25.65%	33.43%	SERVICES	11	5	1
Reintegra, S.A.	Spain	—	45.00%	45.00%	COLLECTION AND PAYMENT SERVICES	4	3	1
RFS Holdings B.V.	Netherlands	27.91%	—	27.91%	HOLDING COMPANY	69,826	69,814	5
Servicio Pan Americano de Protección, S.A. de C.V.	Mexico	—	15.78%	21.05%	SECURITY	145	84	(5)
Servicios Financieros Enlace S.A. de C.V. (b)	El Salvador	21.48%	—	21.48%	NOT-FOR-PROFIT COMPANY	2	1	—
Shinsei Bank, Ltd. (consolidated) (e)	Japan	—	4.23%	4.23%	BANKING	65,711	6,028	(369)
Sociedad Interbancaria de Depósitos de Valores, S.A.	Chile	—	22.48%	29.29%	SECURITIES DEPOSITORY INSTITUTION	2	1	—

		% of Ownership Held
		by the Bank				Millions of Euros (a)
				% of				Net Profit
				Voting			Capital and	(Loss) for
Entity	Location	Direct	Indirect	Rights (f)	Line of Business	Assets	Reserves	the Year

Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor, S.A.	Chile	—	13.94%	18.16%	SERVICES	5	4	1
Sos Cuétara, S.A. (consolidated) (b)	Spain	2.18%	2.61%	5.09%	PASTRY MANUFACTURER	1,744	590	13
Sovereign Bancorp, Inc. (consolidated) (b)	United States	24.43%	—	24.43%	BANKING	60,894	5,779	93
The HSH Coinvest (Cayman) Trust-B (b)	Cayman Islands	—	24.20%	—	HOLDING COMPANY	79	79	(2)
Tramitación Externa, S.A.	Spain	—	25.00%	25.00%	SERVICES	—	1	—
Transbank, S.A.	Chile	—	25.10%	32.71%	CARDS	180	7	1
Transolver Finance EFC, S.A.	Spain	—	50.00%	50.00%	LEASING	224	29	1
Turyocio Viajes y Fidelización, S.A.	Spain	—	32.21%	32.21%	TRAVEL	1	—	—
U.C.I., S.A.	Spain	50.00%	—	50.00%	HOLDING COMPANY	116	112	27
UCI Servicios Inmobiliarios y Profesionales, S.L.	Spain	—	50.00%	50.00%	SERVICES	—	—	—
UFI Servizi S.r.l. (b)	Italy	—	16.22%	23.17%	SERVICES	—	—	—
Unión de Créditos Inmobiliarios, S.A., EFC	Spain	—	50.00%	50.00%	MORTGAGE LOAN COMPANY	3,020	161	48
Vector Software Factory, S.L.	Spain	—	21.60%	21.60%	IT	7	1	—
Viking Consortium Holdings Limited (consolidated)	United Kingdom	—	24.99%	24.99%	HOLDING COMPANY	873	354	(37)

(a)
Amounts per the books of each company generally at December 31, 2007, unless otherwise stated, because the financial statements have not yet been authorized for issue. The data on foreign companies were translated to euros at the year-end exchange rates.

(b)	Data from the latest approved financial statements at December 31, 2006.

(c)	Data from the latest approved financial statements at December 31, 2003.

(d)	Data from the latest approved financial statements at April 30, 2002.

(e)	Data at March 31, 2007, the closing date of this entity.

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

(g)	Excluding the Group companies listed in Exhibit I.

(h)	Companies over which effective control is exercised.

(i)	Company newly incorporated in 2007 for which no approved financial statements are available.

(j)	Data from the latest approved financial statements at July 31, 2007.

(k)	Data from the latest approved financial statements at June 30, 2007.

Exhibit III
Preference Share and Security Issuer Subsidiaries

		% of Ownership
		Held by the Bank			Millions of Euros (a)
							Net Profit
							(Loss)
							for the	Preference
Entity	Location	Direct	Indirect	Line of Business	Capital	Reserves	Year	Dividends
Abbey National Capital Trust I	United States	—	(b )	FINANCE	—	—	—	—
Abbey National Capital Trust II	United States	—	(b )	FINANCE	—	—	—	—
Banesto Holdings, Ltd.	Guernsey	—	89.19%	SECURITIES INVESTMENT	—	45	6	6
Banesto Preferentes, S.A.	Spain	—	88.98%	FINANCE	—	—	6	6
Pinto Totta International Finance, Limited	Cayman Islands	—	49.86%	FINANCE	—	—	13	13
Santander Emisora 150, S.A., Sole-Shareholder Company	Spain	100.00%	—	FINANCE	—	—	—	—
Santander Finance Capital, S.A., Sole-Shareholder Company	Spain	100.00%	—	FINANCE	—	—	138	138
Santander Finance Preferred, S.A., Sole-Shareholder Company	Spain	100.00%	—	FINANCE	—	—	109	109
Totta & Açores Financing, Limited	Cayman Islands	—	99.72%	FINANCE	—	—	12	12

(a)	Amounts per the books of each company at December 31, 2007, translated to euros (in the case of foreign companies) at the year-end exchange rates.

(b)	Companies over which effective control is exercised.

Exhibit IV
Notifications of acquisitions and disposals of investments in 2007
(Article 86 of the Consolidated Companies Law and Article 53 of Securities Market Law 24/1998)
On September 13, 2007, the CNMV registered two notifications from Banco Santander, S.A. which stated the variations in the ownership interest held in the share capital of AMPER, S.A. (one change in which the holding exceeded 5% and another in which it was reduced to below 5%).

Exhibit V
Other information on the share capital of the Group’s banks
Following is certain information on the share capital of the Group’s banks.
1.	Banco Santander S.A. (formerly Banco Santander Banespa S.A.)
a)	Number of equity instruments held by the Group

The Santander Group holds 70,532,121,965 ordinary shares and 59,683,197,827 preference shares through its subsidiaries Grupo Empresarial Santander, S.L. and Santander Seguros, S.A. The shares composing the share capital of Banespa have no par value.

The preference shares have no voting rights and are not convertible into ordinary shares. However, they have the following advantages:
1.	Their dividends are 10% higher than those on ordinary shares.

2.	Priority in the distribution of dividends.

3.
Participation, on the same terms as ordinary shares, in capital increases resulting from the capitalization of reserves and profits and in the distribution of bonus shares arising from the capitalization of retained earnings, reserves or any other funds.

4.	Priority in the reimbursement of capital in the event of the dissolution of the company.
There is no unpaid capital.

b)	Capital increases in progress

No approved capital increases are in progress.

c)	Capital authorized by the shareholders at the Annual General Meeting

The company is authorized to increase share capital, subject to approval by the Board of Directors but without the need to amend the bylaws, up to a limit of 250,000,000,000 shares (125,000,000,000 ordinary shares and 125,000,000,000 preference shares). At present the share capital consists of 132,768,478,951 shares (71,035,922,637 ordinary shares and 61,732,556,314 preference shares).

d)	Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

There are no rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights.

e)	Specific circumstances that restrict the availability of reserves

The only restriction on the availability of Banco Santander, S.A.’s reserves relates to the legal reserve (restricted reserves), which can only be used to offset losses or to increase capital.

f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.
g)	Listed equity instruments

All the shares are listed on the São Paulo Stock Exchange (Bovespa).

2.	Banco Español de Crédito, S.A. (Banesto)
a)	Number of equity instruments held by the Group

At December 31, 2007, the Parent and its subsidiaries held 613,696,098 fully subscribed and paid ordinary shares of €0.79 par value each, all of which carry the same voting and dividend rights.

The Annual General Meeting of Banco Español de Crédito S.A. held at first call on February 26, 2008 resolved to reduce the entity’s share capital by €5,485,207 through the retirement of 6,943,300 treasury shares, previously acquired under authorization of the Annual General Meeting, within the limits envisaged in Articles 75 et seq.

b)	Capital increases in progress

No approved capital increases are in progress.

c)	Capital authorized by the shareholders at the Annual General Meeting

The Annual General Meeting of Banco Español de Crédito S.A. held at first call on February 26, 2008 authorized the Board of Directors to increase capital at one or several times, within five years from the date of the Annual General Meeting, by an amount (par value) of up to half the share capital of the Bank at the date of the Meeting, through the issuance of new shares, with or without share premium and with or without voting rights; the consideration for the new shares to be issued will be monetary contributions, and the Board may set the terms and conditions of the capital increase. Also, the Board was empowered to disapply preemptive subscription rights, fully or partially, in accordance with Article 159.2 of the Spanish Companies Law.

d)	Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At December 31, 2007, no shares with these characteristics had been issued.

e)	Specific circumstances that restrict the availability of reserves

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount (10% of any net profit reported each year must be transferred to the legal reserve until the balance of this reserve reaches 20% of the share capital). Pursuant to the Spanish Companies Law, a restricted reserve has been recorded for an amount equal to the carrying amount of the Banesto shares owned by subsidiaries.

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
a)	Number of equity instruments held by the Group

The Group holds 574,356,881 ordinary shares through Santander Totta, SGPS and 14,593,315 ordinary shares through Taxagest Sociedade Gestora de Participaçoes Sociais, S.A., all of which have a par value of €1 each, are fully subscribed and paid and carry the same voting and dividend rights.

b)	Capital increases in progress

No approved capital increases are in progress.

c)	Capital authorized by the shareholders at the Annual General Meeting

Not applicable.

d)	Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At December 31, 2007, no shares with these characteristics had been issued.

e)	Specific circumstances that restrict the availability of reserves

Under Article 296 of the Companies’ Code, the legal and merger reserves can only be used to offset losses or to increase capital.

Non-current asset revaluation reserves are regulated by Decree-Law 31/1998, under which losses can be offset or capital increased by the amounts for which the underlying asset is depreciated, amortized or sold.

f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g)	Listed equity instruments

Totta’s shares are not listed.
4.	Banco Santander Chile
a)	Number of equity instruments held by the Group

The Group holds 66,822,519,695 ordinary shares through Santander Chile Holding, S.A., 78,108,391,607 ordinary shares through Teatinos Siglo XXI Inversiones Limitada and 16,577 ordinary shares through Santander Inversiones Limitada (Chile), all of which have no par value, are fully subscribed and paid and carry the same voting and dividend rights.

b)	Capital increases in progress

No approved capital increases are in progress.

c)	Capital authorized by the shareholders at the Annual General Meeting

Due to the effect of the monetary adjustment, share capital amounted to CLP 818,535,110,378 at December 31, 2007. However, each year the Annual General Meeting must approve the balance sheet at December 31, of the previous year and, therefore, approve the share capital amount.

d)	Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At December 31, 2007, no shares with these characteristics had been issued.

e)	Specific circumstances that restrict the availability of reserves

Remittances to foreign investors in relation to investments made under the Statute of Foreign Investment (Decree-Law 600/1974) and the amendments thereto require the prior authorization of the Foreign Investment Committee.

f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g)	Listed equity instruments

All the shares are listed on the Chilean Stock Exchanges and, through American Depositary Receipts (ADRs), on the New York Stock Exchange.
5.	Banco Santander, S.A., Institución de Banca Múltiple, Grupo Financiero Santander.
a)	Number of equity instruments held by the Group

The Santander Group holds 62,308,710,973 ordinary shares of Grupo Financiero Santander, S.A. de C.V.

b)	Capital increases in progress

No approved capital increases are in progress.

c)	Capital authorized by the shareholders at the Annual General Meeting

The shareholders at the Extraordinary and Annual General Meeting held on 3 December 2007 resolved to set the authorized share capital of Banco Santander, S.A., Institución de Banca Múltiple, Grupo Financiero Santander at MXN 14,619,490,617, represented by a total of 146,194,906,170 shares. Of this share capital, MXN 7,309,748,223 have been fully subscribed and paid, represented by a total of 73,097,482,230 shares.

d)	Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At December 31, 2007, the entity had issued MXN 300 million of unsecured preferred subordinated debentures, subscribed by Bank of America and the Bank. These debentures have not been registered in the National Securities Register and, therefore, they cannot be included in a public offering.

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

The company does not have any equity instruments listed on a stock exchange.

6.	Abbey
a)	Number of equity instruments held by the Group

The Group holds 1,485,893,636 fully subscribed and paid ordinary shares of GBP 0.10 par value each, all of which carry the same voting and dividend rights.
b)	Capital increases in progress

No approved capital increases are in progress.

c)	Capital authorized by the shareholders at the Annual General Meeting

The company is authorized to increase share capital, subject to approval by the Board of Directors, by up to GBP 175,000,000 (1,750,000,000 ordinary shares), GBP 1,000,000,000 of sterling preference shares (1,000,000,000 shares), USD 10,080,000 of US dollar preference shares (1,008,000,000 shares) and €10,000,000 of euro preference shares (1,000,000,000 shares).

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

f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

Exhibit VI
List of Bonds and Debentures outstanding as of December 31, 2007, 2006 and 2005.

	Euro thousand				Outstanding amount in million			Annual
Issuer	2007	2006	2005	Currency	2007	2006	2005	Interest rate	Maturity Date
Banco Santander, S.A.-
Debentures — October 1993	117.798	117,798	117,798	Euro	—	—	—	8.75%	October 2008
Debentures — November 1993	173.973	173,973	180,304	Euro	—	—	—	8.25%	December 2008
Debentures — March 1994	47.091	47,091	60,251	Euro	—	—	—	7.63%	September 2009
Territorial Bonds — July 2003	1.992.320	1,992,320	2,000,000	Euro	—	—	—	4.00%	July 2013
Territorial Bonds — February 2004	—	—	1,500,000	Euro	—	—	—	Floating	February 2006
Territorial Bonds — March 2004	1.000.000	1,000,000	1,000,000	Euro	—	—	—	Floating	March 2009
Territorial Bonds — April 2004	—	999,760	1,000,000	Euro	—	—	—	Floating	April 2007
Mortgage backed securities — October 2002	—	2,964,750	3,000,000	Euro	—	—	—	4.00%	October 2007
Mortgage backed securities — March 2003	—	—	1,500,000	Euro	—	—	—	2.75%	March 2006
Mortgage backed securities — September 2003	1.976.300	1,976,300	2,000,000	Euro	—	—	—	4.00%	September 2010
Mortgage backed securities — December 2003	1.497.600	1,497,600	1,500,000	Euro	—	—	—	4.00%	December 2008
Mortgage backed securities — March 2004	498.140	498,140	500,000	Euro	—	—	—	3.00%	March 2009
Mortgage backed securities — July 2004	1.484.235	1,484,235	1,500,000	Euro	—	—	—	5.00%	July 2016
Mortgage backed securities — February 2005	1,978,018	1,978,028	2,000,000	Euro	—	—	—	3.00%	February 2012
Mortgage backed securities — April 2005	987.860	987,860	1,000,000	Euro	—	—	—	4.00%	May 2020
Mortgage backed securities — September 2005	1.480.800	1,480,800	1,500,000	Euro	—	—	—	3.00%	January 2011
Mortgage backed securities — September 2005	2.467.825	2,467,825	2,500,000	Euro	—	—	—	3.00%	September 2015
Mortgage backed securities — February 2006	2.990.940	2,990,940	—	Euro	—	—	—	4.00%	February 2014
Mortgage backed securities — February 2006	1.485.045	1,485,045	—	Euro	—	—	—	4.00%	February 2026
Mortgage backed securities — September 2006	1.492.830	1,492,830	—	Euro	—	—	—	4.00%	September 2011
Mortgage backed securities — September 2006	1.492.453	1,498,170	—	Euro	—	—	—	4.00%	January 2017
Mortgage backed securities -2007	4.473.687	—	—	Euro	—	—	—	From 4.00% to 5.00%	From May 2012 to May 2027
Securitization bonds — 2004	2.165.744	3,260,484	1,568,566	Euro	—	—	—	Floating	From 2037 to 2042
Securitization bonds — 2005	1.185.072	1,280,577	1,104,277	Euro	—	—	—	Floating	November 2038
Securitization bonds — 2006	4.581.640	4,373,740	—	Euro	—	—	—	From 3.87% to 8.75%	From 2035 to 2050
Securitization bonds — 2007	771.332	—	—	Euro	—	—	—	From 4.90% to 4.95%	From January to October 2050
Securitization bonds — 2007	4.316.403	—	—	Euro	—	—	—	Floating	From December 2014 to October 2050
Own securities held and paid — in surplus	(6.277)	(96,841)	(395,815)	Euro	—	—	—	—	September 2015

Santander Central Hispano International, Ltd.

Issued December 1998	206.582	206,583	206,584	Euro	—	—	—	Floating	April 2008
Issued in June 1998	18.076	18,076	18,076	Euro	—	—	—	Floating	March 2013
Issued in April 1998	—	153,388	153,388	Euro	—	—	—	Floating	February 2007
Issued in December 1998	255.646	255,646	255,646	Euro	—	—	—	5.40%	February 2008
Issued in February 1998	181.512	181,512	181,512	Euro	—	—	—	5.38%	February 2008
From December 1997 to March 1998	45.735	396,368	701,266	Euro	—	—	—	Floating	February 2009
Issued February 1998	304.898	304,898	—	Euro	—	—	—	5.38%	February 2008
Issued in February 2002	—	31,700	31,700	Euro	—	—	—	Floating	January 2007

	Euro thousand				Outstanding amount in million			Annual
Issuer	2007	2006	2005	Currency	2007	2006	2005	Interest rate	Maturity Date
Issued from April 1998 to May 1998	30.218	31,116	32,152	Swiss Francs		50	50	From 3.51% to 3.54%	From April 2008 to May 2008
March 1994	—	—	335,611	Pounds Sterling		—	230	7.90%	March 2019

Banesto Group
Euro	—	14,000	25,000	Euro	—	—	—	4.55%	August 2007
Euro	3.308.814	4,284,535	163,100	Euro	—	—	—	Floating	From January 2008 to June 2036
Euro	—	260,593	104,000	Euro	—	—	—	From 4.00% to 6.00%	From February 2007 to August 2011
Euro	—	—	—	Euro	—	—	—	Floating	October 2005
Euro	1.000.000	1,000,000	1,000,000	Euro	—	—	—	Floating	June 2010
Euro	—	—	2,000,000	Euro	—	—	—	Floating	October 2006
Euro	1.000.000	1,041,100	1,000,000	Euro	—	—	—	Floating	June 2009
Euro	—	1,250,000	1,250,000	Euro	—	—	—	2.20%	October 2007
Euro	1.500.000	1,500,000	1,500,000	Euro	—	—	—	2.25%	October 2008
Euro issued 2007	1.533.558	—	—	Euro	—	—	—	Floating	From February 2008 to November 2037
Issued 2007	49.442	—	—	Yens	8,100	—	—	Floating	From April 2012 to December 2017
Issued 2006	35.070	39,826	—	Yens		6,250	—	Floating	November 2008
Issued 2006	17.674	18,669	—	Swiss Francs	25	30	—	Floating	From May 2009 to September 2016
Issued 2007	6.030	—	—	Swiss Francs	10	—	—	Floating	July 2014
Issued 2006	72.971	74,460	—	Sterling Pounds	50	50	—	Floating	February 2009
Issued 2007	96.770	—	—	Sterling Pounds	76.8	—	—	Floating	From March 2010 to December 2013
Issued 2006	27.660	105,847	—	U.S. Dollar	35.4	139.4	—	Floating	From May 2010 to December 2016
Issued 2006	—	7,593	—	U.S. Dollar		10	—	6.00%	June 2011
Issued 2007	2.286.204	—	—	U.S. Dollar	3,364.7	—	—	Floating	From March 2010 to December 2022
Issued 2007	23.174	—	—	Czech Crown	660	—	—	Floating	June 2017
Mortgage backed securities 2002	1,000,000	1,000,000	1,000,000	Euro	—	—	—	5.75%	March 2017
Mortgage backed securities 2003	1,500,000	1,500,000	1,500,000	Euro	—	—	—	4.00%	May 2010
Mortgage backed securities 2004	2,000,000	2,000,000	2,000,000	Euro	—	—	—	3.75%	February 2011
Mortgage backed securities 2004	1,750,000	1,750,000	1,750,000	Euro	—	—	—	4.25%	September 2014
Mortgage backed securities 2005	4,000,000	4,000,000	4,000,000	Euro	—	—	—	From 2.75% to 3.50%	From September 2012 to January 2015
Mortgage backed securities 2006	3,000,000	3,000,000	—	Euro	—	—	—	From 2.50% to 4.25%	From July 2013 to January 2016
Mortgage backed securities 2007	1.807.326	—	—	Euro	—	—	—	4.25%	February 2014
Securitisation bonds 2006	1.298.597	951,321	—	Euro	—	—	—	Floating	December 2025
Securitization bonds 2007	367.057	—	—	Euro	—	—	—	3.80%	December 2031

Banco Santander Chile
Bonds	108.306	127,134	176,228	Chilean Pesos		89,672	143,511	From 7.52% to 7.92%	From October 2019 to July 2021
Bonds	—	—	—	Chilean Pesos		—	616,423	6.35%	Various maturities
Mortgage backed securities	572.475	732,207	1,018,767	Chilean Pesos		536,249	734,688	From 6.02 to 6.26%	From May 2013 to July 2016
Bonds September 2004	—	13,245	—	Chilean Pesos	—	9,309	—	From 6.34% to 6.36%	Various maturities
Bonds December 2004	270.953	305,251	317,758	Chilean Pesos		213,772	232,019	Floating	December 2009
Bonds November 2005	208.214	204,787	182,803	Chilean Pesos		146,691	107,354	3.00%	March 2010
Bonds May / August 2006	164.508	145,349	—	Chilean Pesos		102,317	—	From 3.75% to 4.57%	From March 2016 to June 2012
Bonds 2007	898.775	—	—	Chilean Pesos		—	—	From 2.97% to 4.15%	From February 2011 to February 2037

Banco Santander Puerto Rico-
Debentures- February 2004	3.271	22,779	26,096	U.S. Dollar	4.8	30	31	3%	January 2010
Debentures- May 2004	4.755	—	5,934	U.S. Dollar	7	—	7	2.5%	May 2011
Debentures- May 2005	7.012	7,594	8,476	U.S. Dollar	10	10	10	From 4.00% to 4.20%	From January 2008 to May 2012

	Euro thousand				Outstanding amount in million			Annual
Issuer	2007	2006	2005	Currency	2007	2006	2005	Interest rate	Maturity Date
Debentures- Dec 2006	—	5,776	—	U.S. Dollar	—	7	—	2.5%	January 2007

Banco Río de la Plata S.A.-
Debentures -2003	39.654	68,236	104,393	U.S. Dollar	131.8	142	131	From 4.00% to 6.00%	December 2009
Pesos 2007	86.707	—	—	Argentinean Pesos	450	—	—	11.38%	May 2010
Banco Rio Float
Fideicomiso Super Letras Hipotecarias clase I	6.003	—	—	Argentinean Pesos	70.8	—	—	Floating	August 2010
Fideicomiso Super Letras Hipotecarias clase I	127	—	—	Argentinean Pesos	6	—	—	11.77%	August 2012
Fideicomiso Super Letras Hipotecarias clase II	15.077	—	—	Argentinean Pesos	93.5	—	—	Floating	December 2013
Fideicomiso Financiero Río Personales I	14.885	—	—	Argentinean Pesos	16,477	—	—	Floating	September 2009
Banco Santander Totta, S.A.
Debentures- from June 1998 to October 1998	6.584	6,584	6,562	Euro	—	—	—	4.22%	July 2008
Debentures 1999	3.171	3,219	3,261	Euro	—	—	—	Floating	February 2009
Debentures 2002	—	—	21,665	Euro	—	—	—	Floating	January 2006
Debentures 2003	254.043	404,698	574,880	Euro	—	—	—	Floating	From November 2008 to December 2008
Debentures 2004	216.440	389,395	477,258	Euro	—	—	—	Floating	From June 2008 to September 2012
Debentures 2004	19.893	34,054	9,649	Euro	—	—	—	0.70%	June 2008
Debentures 2005	534.920	727,847	735,846	Euro	—	—	—	Floating	From June 2010 to January 2013
Debentures 2006	1.599.499	2,639,051	—	Euro	—	—	—	Floating	From January 2009 to June 2012
Debentures 2006	20.768	29,981	—	Euro	—	—	—	2.50%	December 2011
Debentures 2006	—	1,138,952	—	U.S. Dollar	—	1,500	—	5.35%	July 2011
Debentures 2007	2.615.444	—	—	Euro	—	—	—	Floating	From November 2008 to May 2012

Totta Crédito Especializado, Instituiçao Financeira de Crédito, S.A. (IFIC)
Bonds 2007	1.188.778	—	—	U.S. Dollar	—	—	—	Floating	March 2012

Totta Crédito Especializado, Instituiçao Financeira de Crédito, S.A. (IFIC)
Debentures 1997 and 1998	—	—	—	Euro	—	—	—	Floating	From July 2004 to October 2005

Banco Santander Banespa, S.A.
Eurobonds 2005	166.094	167,696	166,051	U.S. Dollar	410	456	456	Floating	From April 2008 to May 2009
Eurobonds 2005	42.891	41,588	44,817	U.S. Dollar	75	55	53	5.00%	July 2008
Eurobonds 2006	—	8,744	—	U.S. Dollar	—	12	—	10.00%	June 2007
Eurobonds 2006	—	119,547	—	U.S. Dollar	—	157	—	Floating	From May 2009 to August 2024
Eurobonds 2007	30.877	—	—	U.S. Dollar	5	—	—	6.00%	February 2008
Debentures 2004	—	—	85,285	U.S. Dollar	—	—	101	4.05%	July 2006
Debentures 2005	—	—	57,780	U.S. Dollar	—	—	67	1.02%	From January to February 2006
Bonds 2006	143.355	125,344	—	U.S. Dollar	349	165	—	Floating	From May 2009 to August 2024
Bonds 2007	11.946	—	—	U.S. Dollar	30	—	—	Floating	May 2017
Mortgage backed securities 2006	9.193	51,733	—	Brazilian Real	24	145	—	Floating	From March to May 2008
Mortgage backed securities 2007	149.437	—	—	Brazilian Real	388	—	—	Floating	From January to December 2008
Bonds 2007	230.256	—	—	Brazilian Real	1,224	—	—	Floating	From January 2008 to February 2009
Bonds 2007	44.796	—	—	Brazilian Real	116	—	—	From 10.00% to 11.00%	From April 2008 to January 2014

Banco Santander Colombia S.A.
Debentures 2005	38.290	38,496	42,419	Colombian Pesos	104	104	114	Floating	February 2012

	Euro thousand				Outstanding amount in million			Annual
Issuer	2007	2006	2005	Currency	2007	2006	2005	Interest rate	Maturity Date
Santander Consumer Bank S.p.A.
Debentures	—	—	172,500	Euro	—	—	—	Floating	January to July 2006
Debentures	—	—	6,000	Euro	—	—	—	10.10%	April 2006
Securitisation Bonds (Golden Bar Program)	1.815.853	1,184,114	813,553	Euro	—	—	—	Floating	From October 2020 to November 2022

Santander BanCorp
Debentures June 2004	—	—	63,575	U.S. Dollar	—	75	63	6.30%	June 2032
Debentures October 2005	—	—	42,384	U.S. Dollar	—	50	—	6.10%	June 2032

Santander Consumer Bank Aktiengesellschaft
Bonds	—	—	6,109	Euro	—	—	—	From 3.00% to 4.00%	From March to September 2006
Securitization bonds	736.894	1,002,114	1,667,978	Euro	—	—	—	Floating	From June 2010 to July 2013
Issued 2006	1.632.362	1,768,788	—	Euro	—	—	—	Floating	From July 2013 to March 2014
Issued 2007	2.505.798	—	—	Euro	—	—	—	Floating	From February to March 2012

Santander International Debt, S.A.
Senior Debt 2004	—	1,500,000	3,500,000	Euro	—	—	—	Floating	December 2007
Senior Debt 2004	—	—	42,384	U.S. Dollar		—	50	Floating	December 2006
Senior Debt 2004	—	372,301	364,804	Pounds Sterling		250	250	Floating	December 2007
Senior Debt 2005	8.096.113	8,052,305	8,995,000	Euro		—	—	Floating	From February 2008 to September 2035
Senior Debt 2005	819.385	893,521	955,786	Pounds Sterling		600	655	Floating	From April 2008 to October 2010
Senior Debt 2005	—	196,322	218,579	Canadian Dollar		300	300	Floating	September 2010
Senior Debt 2006	9.019.000	9,919,000	—	Euro		—	—	Floating	From July 2008 to October 2029
Senior Debt 2006	1.022.704	1,162,404	—	Pounds Sterling		750	—	Floating	From February 2009 to July 2011
Senior Debt 2006	—	68,864	—	Mexican Pesos		1,000	—	Floating	January 2007
Senior Debt 2006	108.689	121,489	—	U.S. Dollar		160	—	Floating	From October 2009 to August 2011
Senior Debt 2006	26.288	25,468	—	Czech Crown		700	—	Floating	February 2010
Senior Debt 2006	84.885	89,212	—	Yens		14,000	—	Floating	From February 2008 to December 2016
Senior Debt 2006	61.609	60,694	—	Norwegian Kroners		500	—	Floating	July 2016
Senior Debt 2006	276.836	261,763	—	Canadian Dollar		400	—	Floating	November 2009
Senior Debt 2007	68.433	—	—	Mexican Pesos	1,100	—	—	Floating	July 2022
Senior Debt 2007	67.930	—	—	U.S. Dollar	100	—	—	5.28%	February 2008
Senior Debt 2007	810.000	—	—	Euro	1,100	—	—	From 4.13% to 4.74%	From December 2008 to April 2011
Senior Debt 2007	8.304.998	—	—	Euro	—	—	—	Floating	From September 2008 to May 2022
Senior Debt 2007	346.045	—	—	Canadian Dollar	500	—	—	Floating	February 2010
Senior Debt 2007	443.172	—	—	Pounds Sterling	325	—	—	Floating	From July 2009 to March 2012
Senior Debt 2007	18.190	—	—	Yens	3,000	—	—	Floating	December 2016

Brasil Foreign Diversified Payment Right Finance Company
Medium Term Notes	244.700	303,721	341,138	U.S. Dollar	400	400	402	6.00%	September 2011

Santander US Debt, S.A.U.				º
Senior Debt 2005	2.139.800	4,542,458	5,086,039	U.S. Dollar	3,150	5,500	6,000	Floating	From September to October 2008
Senior Debt 2006	4.137.229	3,785,383	—	U.S. Dollar	6,100	5,000	—	Floating	November 2009
Senior Debt 2007	2.037.905	—	—	U.S. Dollar	3,000	—	—	Floating	July 2010

	Euro thousand				Outstanding amount in million			Annual
Issuer	2007	2006	2005	Currency	2007	2006	2005	Interest rate	Maturity Date
Santander Consumer Finance, S.A.
Mortgage backed securities	1.189.985	1,193,952	—	Euro	—	—	—	2.54%	March 2016

Abbey National plc

Securitization Bonds (Holmes Funding)
Swiss Francs	—	—	699,300	Swiss Francs	—	—	1,150	From 4.92% to 4.82%	October 2009
Issued 2007	2.886.271	—	—	Pounds Sterling	2,117		—	Floating	From July 2020 to July 2040
Issued 2006	2.132.680	2,329,114	—	Pounds Sterling	1,564	1,564	—	Floating	July 2040
Issued 2005	1.363.606	1,489,203	1,459,215	Pounds Sterling	1,000	1,000	1,000	Floating	From January 2016 to January 2021
2000-2004	340.901	372,301	364,804	Pounds Sterling	250	250	250	5.41%	July 2013
2000-2004	2.493.899	3,392,435	5,533,197	Pounds Sterling	1,804	2,293	3,917	Floating	From July 2010 to July 2040
Issued 2007	8.130.208	—	—	U.S. Dollar	11,952	—	—	Floating	From March 2008 to July 2040
Issued 2006	3.738.002	6,717,724	—	U.S. Dollar	3,305	8,439	—	Floating	From January 2021 to July 2040
2000-2005	1.893.831	5,155,086	8,330,586	U.S. Dollar	5,774	5,922	9,412	Floating	From July 2013 to July 2040
Issued 2007	416.202	—	—	Canadian Dollar	600	—	—	Floating	July 2020
Issued 2007	4.491.476	—	—	Euro	—	—	—	Floating	From July 2021 to July 2040
Issued 2006	1.930.568	1,957,659	—	Euro	—	—	—	Floating	From July 2021 to July 2040
Issued 2005	740.986	754,326	739,136	Euro	—	—	740	Floating	January 2021
Issued 2000 to 2004	—	—	1,262,221	Euro	—	—	1,400	From 4.82% to 4.87%	From July 2008 to October 2008
Issued 2000 to 2004	1.680.737	3,532,849	4,434,450	Euro	—	—	4,753	Floating	From October 2008 to July 2040

Securitization Bonds (Hipototta)
Hipototta Nº1 plc	141.078	224,694	—	Euro	—	—	—	Floating	From November 2034 to September 2048
Hipototta Nº4 plc	1.634.991	2,345,112	—	Euro	—	—	—	Floating	September 2048
Hipototta Nº5 plc	1.734.441	—	—	Euro	—	—	—	Floating	February 2060

Securitization Bonds (Marylebond)
Sythetic Collateralised Debt Obligation	86.046	101,875	—	Euro	—	—	—	4.69%	November 2011

Bonds
Issued 2006	17.926	17,970	—	Australian Dollar	30	—	—	7.29%	December 2008
Issued 2004	29.876	29,950	—	Australian Dollar		50	—	Floating	January 2009
Issued 2007	34.683	—	—	Canadian Dollar	50,120	—	—	4.767%	June 2010
Issued 2006	208.101	196,218	—	Canadian Dollar		300	—	Floating	January 2008
Issued 2004-2005	—	376,084	768,029	Canadian Dollar		575	1,050	Floating	From June 2007 to August 2007
Issued 2004	9.018	8,503	9,826	Canadian Dollar		13	13	4.00%	January 2009
2000-2004	—	—	13,545	Swiss Francs		—	21	Floating	November 2007
2005	—	—	52,068	Swiss Francs		—	80	Floating	February 2007
Issued 2007	225.032	—	—	Hong Kong Dollar	2,583	—	—	From 3.73% to 4.75%	From March 2008 to January 20017
Issued 2007	17.444	—	—	Hong Kong Dollar	200	—	—	Floating	July 2009
Issued 2006	4.710	18,915	—	Hong Kong Dollar		194	—	Floating	October 2008
Issued 2006	374.676	430,177	—	Hong Kong Dollar		4,412	—	From 4.13% to 5.33%	From April 2008 to August 2016
Issued 2005	193.459	351,494	395,881	Hong Kong Dollar		3,605	860	From 0.10% to 5.04%	From August 2008 to December 2014
Issued 2005	47.099	56,551	94,630	Hong Kong Dollar		580	3,593	Floating	From March 2008 to May 2010
Issued 1998-2004	—	40,951	128,916	Hong Kong Dollar		420	1,170	Floating	From January 2008 to October 2011

	Euro thousand				Outstanding amount in million			Annual
Issuer	2007	2006	2005	Currency	2007	2006	2005	Interest rate	Maturity Date
Issued 1998-2004	116.617	196,661	263,592	Hong Kong Dollar		2,017	2,358	From 0.10% to 6.64%	From January 2008 to May 2012
Issued 2002	125.678	121.275	127,780	Norwegian Kroners	1,000	1,000	1,000	6.52%	September 2012
Issued 1999	47.345	49,427	51,558	Singapore Dollar	100	100	100	5.00%	October 2009
Issued 2007	94.691	—	—	Singapore Dollar	1,087	—	—	2.56%	January 2009
Issued 2005	—	53,374	58,123	New Zealand Dollar		100	100	Floating	November 2007
Issued 2004	—	—	31,449	Argentinean Pesos		—	50	Floating	January 2009
2007	4.057	—	—	Mexican Pesos	46	—	—	8.00%	July 2008
2007	166.287	—	—	Chilean Pesos	122,270	—	—	5.86%	July 2010
1995-2001	—	—	91,303	Yens		—	12,593	From 0.01% to 3.79%	From April 2007 to September 2013
1995-2001	63.480	97,210	125,060	Yens		16,250	17,133	Floating	From July 2008 to December 2031
2002	—	—	140,595	Yens		—	19,000	0.20%	December 2006
2002	24.296	33,148	30,521	Yens		5,200	4,140	Floating	From September 2015 to September 2032
2003	31.586	36,332	58,054	Yens		5,200	7,976	Floating	From April 2013 to September 2033
2004	—	3,186	3,621	Yens		—	502	Floating	July 2034
2005	4.860	5,100	5,768	Yens		800	800	0.01%	April 2008
2006	124.533	147,253	—	Yens		23,100	—	Floating	From January to May 2008
2006	129.392	135,779	—	Yens		21,300	—	From 0.64% to 2.15%	From November 2009 to August 2016
2007	547.158	—	—	Yens	90,290	—	—	From 1.00% to 6.36%	From October 2008 to May 2013
Issued from 1995 to 2001	—	—	346,525	U.S. Dollar		—	408	Floating	December 2007
Issued from 1995 to 2001	16.006	69,053	34,260	U.S. Dollar		91	40	4.97%	March 2011
2002	—	11,372	12,372	U.S. Dollar		15	14	Floating	May 2012
2002	—	—	20,927	U.S. Dollar		—	24	From 0.00% to 2.00%	June 2007
2003	59.050	178,361	207,959	U.S. Dollar		235	244	Floating	From March 2008 to November 2013
2003	20.671	62,256	223,091	U.S. Dollar		82	263	From 2.57% to 5.34%	From June to September 2008
2004	73.012	705,499	2,442,807	U.S. Dollar		181	2,860	Floating	From July 2008 to November 2014
2004	—	11,372	224,050	U.S. Dollar		15	263	3.250%	October 2007
2005	200.487	1,898,965	2,233,209	U.S. Dollar		2,505	2,601	Floating	From January 2008 to June 2015
2005	50.204	122,063	666,627	U.S. Dollar		161	784	From 4.16% to 4.96%	From April 2008 to February 2015
2006	795.217	2,610,002	—	U.S. Dollar		3,283	—	Floating	From February 2008 to December 2016
2006	—	483,368	—	U.S. Dollar		638	—	From 1.00 % to 5.5%	From February 2008 to August 2017
2007	7.697.258	—	—	U.S. Dollar		—	—	Floating	From January 2008 to November 2017
2007	15.646	—	—	U.S. Dollar		—	—	4.96%	From August 2012 to August 2017
1993-2001	742.682	1,400,611	1,191,871	Pounds Sterling		169	862	From 5.37% to 6.36%	From April 2008 to June 2038
1993-2001	—	19,360	61,970	Pounds Sterling		13	42	Floating	From July 2007 to December 2007
2002	34.090	192,450	107,573	Pounds Sterling		300	74	From 5.10% to 5.67%	June 2012
2002	—	40,119	48,417	Pounds Sterling		27	33	Floating	From February 2007 to June 2007
2003	—	—	174,329	Pounds Sterling		—	119	Floating	From July 2006 to December 2009
2003	100.768	134,981	1,122,027	Pounds Sterling		91	769	From 5.72% to 6.36%	From May 2008 to December 2009
2004	84.942	541,626	563,679	Pounds Sterling		64	386	From 5.65% to 6.36%	From July 2009 to November 2010
2004	—	—	240,749	Pounds Sterling		—	165	Floating	From January 2006 to November 2010
2005	—	258,302	4,766,767	Pounds Sterling		173	3,267	From 4.41% to 4.75%	From June 2007 to November 2007
2005	1.289.144	1,936,550	1,942,491	Pounds Sterling		700	1,331	Floating	From September 2010 to November 2015
2006	861.064	4,986,821	—	Pounds Sterling		3,349	—	From 0.10% to 5.53%	From February 2008 to April 2011
2006	1.456.919	1,620,897	—	Pounds Sterling		688	—	Floating	From January 2008 to September 2011
2007	7.120.744	—	—	Pounds Sterling	5,222,013	—	—	From 4.25% to 6.61%	From January 2008 to June 2010

	Euro thousand				Outstanding amount in million			Annual
Issuer	2007	2006	2005	Currency	2007	2006	2005	Interest rate	Maturity Date
1996-2001	703.514	817,766	1,624,070	Euro	—	—	—	From 0.81% to 9.88%	From February 2008 to November 2041
1995-2001	457.956	499,622	1,203,053	Euro	—	—	—	Floating	From February 2009 to March 2009
2002	55.846	166,353	127,759	Euro	—	—	—	Floating	June 2012
2002	—	121,275	81,128	Euro	—	—	—	From 0.01% to 6.52%	From March 2006 to September 2012
2003	1.028.368	1,026,734	1,764,313	Euro	—	—	—	Floating	From May 2008 to March 2013
2003	—	—	96,198	Euro	—	—	—	From 0.01% to 2.45%	From January 2006 to March 2013
2004	—	—	29,944	Euro	—	—	—	From 0.01% to 2.00%	From March 2005 to June 2007
2004	1.001.332	1,012,805	1,836,746	Euro	—	—	—	Floating	May 2009
2005	2.009.875	2,049,248	2,102,464	Euro	—	—	—	From 2.15% to 5.40%	From February 2012 to June 2015
2005	11.575	320,117	328,598	Euro	—	—	—	Floating	From April 2012 to June 2015
2006	1.695.756	1,594,806	—	Euro	—	—	—	From 3.74% to 3.89%	From February 2008 to April 2021
2006	1.386.845	1,649,242	—	Euro	—	—	—	Floating	From January 2008 to September 2014
2007	23.631	—	—	Euro	—	—	—	Floating	August 2010
2007	2.072.013	—	—	Euro	—	—	—	From 3.75% to 4.78%	From January 2008 to April 2016

AN Structured Issues Limited
Issued 2002	—	10,000	—	Euro	—	—	—	Floating	July 2007
Issued 2001-2004	9.111	12,744	—	Yens	1,500	2,000	—	Floating	From July 2031 to July 2034

Abbey National Funding plc
Issued 2002	1.663	1,816	—	Pounds Sterling	1	1	—	5.115%	August 2008

ANDSH Limited
Issued 1989	2.014	2,414	—	Pounds Sterling	2	2	—	Floating	December 2008

Securitization Bonds

F.T.H. UCI 10	131.636	168,099	—	Euro	—	—	—	Floating	December 2014
F.T.H. UCI 11	186.006	234,708	—	Euro	—	—	—	3.00%	February 2015
F.T.H. UCI 12	229.549	292,890	—	Euro	—	—	—	Floating	December 2017
F.T.H. UCI 14	364.097	553,836	—	Euro	—	—	—	3.70%	March 2019
F.T.H. UCI 15	494.740	584,494	—	Euro	—	—	—	3.68%	March 2020
F.T.H. UCI 16	731.599	863,242	—	Euro	—	—	—	3.70%	June 2016
F.T.H. UCI 17	269.730	—	—	Euro	—	—	—	Floating	October 2019
F.T.A. Santander Consumer Spain Auto 06	1.276.029	1,350,000	—	Euro	—	—	—	Floating	October 2016
Altair Finance p.l.c.		13,124	—	Euro	—	—	—	Floating	August 2014

Grupo Drive
2005/2006	998.121	1,894,777	—	U.S. Dollar	3,000	2,495	—	From 4.01% to 5.52%	From January 2012 to April 2014
2007	1.328.185	—	—	U.S. Dollar	2,300	—	—	From 5.00% to 5.59%	From August 2014 to October 2014

Total Valuation Adjustments	224.016	88,739	1,777,945
TOTAL	200,905,082	168,661,356	123,566,864

Exhibit VII
List of Subordinated Debt outstanding as of December 31, 2007, 2006 and 2005 (includes preferred securities).

					Outstanding
					Amount in
	Euro thousand				Currency
Issuer	2007	2006	2005	Currency	(Million)	Annual Interest Rate	Maturity Date
Banco Santander, S.A.:

May 1991	288,440	298,890	298,890	Euro	—	Floating (1)	May 2011
April 1995	—	—	—	Euro	—	Floating	April 2005
June 1995	60,101	60,101	60,101	Euro	—	12.70%	December 2010
December 1995	73,516	75,286	75,286	Euro	—	10.75%	December 2010
March 1997	60,101	60,101	60,101	Euro	—	7.38%	December 2012
June 1997	59,295	60,101	60,101	Euro	—	7.65%	December 2015

Santander Central Hispano Issuances, Ltd. :
April 1994	28,121	28,121	28,121	Euro	—	Floating	April 2009
June 1998	151,162	151,162	153,388	Euro	—	5.00%	June 2008
July 1999	490,510	490,510	500,000	Euro	—	5.00%	July 2009
March 2000	434,840	439,840	500,000	Euro	—	6.00%	July 2010
March 2001	500,000	500,000	500,000	Euro	—	Floating	March 2011
March 2001	453,542	453,542	500,000	Euro	—	6.00%	March 2011
September 2001						From fixed to floating
	—	—	500,000	Euro	—	(3) & (25)	September 2011
April 2002	—	350,000	350,000	Euro	—	Floating (33)	April 2012
April 2002	—	643,750	650,000	Euro	—	From fixed to floating (4) & (33)	April 2012
April 1990	—	—	—	U.S. Dollars	—	Floating (2)	Perpetual
July 1990	—	—	—	U.S. Dollars	—	Floating (2)	Perpetual
October 1990	—	—	—	U.S. Dollars	—	Floating (2)	Perpetual
April 1995	—	—	—	U.S. Dollars	—	7.088%	April 2005
May 1995	—	—	—	U.S. Dollars	—	7.75%	May 2005
June 1995	—	—	—	U.S. Dollars	—	7.50%	June 2005
July 1995	—	—	—	U.S. Dollars	—	6.80%	July 2005
August 1995	—	—	—	U.S. Dollars	—	Floating	August 2005
November 1995	135,860	151,860	169,535	U.S. Dollars	200	7.00%	November 2015
February 1996	—	—	169,535	U.S. Dollars	—	6.50%	February 2006
February 1996	203,791	227,790	254,302	U.S. Dollars	300	6.00%	February 2011
April 1996	—	—	211,918	U.S. Dollars	—	7.00%	April 2006
May 1996	—	—	169,535	U.S. Dollars	—	7,25%	May 2006
July 1996	—	—	190,726	U.S. Dollars	—	7,70%	July 2006
October 1996	—	—	127,151	U.S. Dollars	—	Floating	October 2006
February 1997	—	113,895	127,151	U.S. Dollars	—	Floating	February 2007
November 1999	424,564	474,563	529,796	U.S. Dollars	625	8.00%	March 2009
September 2000	679,302	759,301	847,673	U.S. Dollars	1,000	7.00%	September 2010
May 2002	—	37,965	42,384	U.S. Dollars	—	Floating (34)	May 2012
May 2002	—	37,965	42,384	U.S. Dollars	—	Floating (34)	May 2012
June 2000	70,883	74,250	76,421	Singapore Dollars	150	5.00%	June 2010
November 2000	272,721	297,841	291,836	Pounds Sterling	200	6.00%	November 2010

Santander Consumer Bank Aktiengelsellschaft
Sundry issues	54,577	78,875	86,989	Euro	—	From 5.84% to 8.25%	From August 2006 to January 2016

Banco Santander Chile: (merged with Banco Santiago)
October 1996	—	—	51,706	Chilean Pesos	—	Floating	October 2016
January 1992 - October 1999	40,162	44,136	5,379	Chilean Pesos	30,908	7.63% - 7.75%	October 2016
May 1996	23,520	25,248	31,073	Chilean Pesos	17,682	7.12%	December 2015
September 1996	18,536	19,571	23,761	Chilean Pesos	13,706	6.88%	March 2016
September 1996	23,358	24,556	29,466	Chilean Pesos	17,196	6.93%	March 2011
August 2006	133,846	130,979	—	Chilean Pesos	91,726	4.40%-4.50%	September 2026
November 1998	—	—	—	U.S. Dollars	—	6.50%	November 2005
July 1997	—	59,255	66,353	U.S. Dollars	—	8.47%	July 2007

					Outstanding
					Amount in
	Euro thousand				Currency
Issuer	2007	2006	2005	Currency	(Million)	Annual Interest Rate	Maturity Date
January 2003	150,727	168,535	189,217	U.S. Dollars	222	8.64%	July 2012
December 2004	203,721	227,790	255,076	U.S. Dollars	300	5.67%	December 2014
November 2007	53,802	—	—	Chilean Pesos	2,000	4.40%	November 2032
December 2007	19,669	—	—	Chilean Pesos	2,000	4.40%	December 2032

Totta-Credito Especializado, IFIC, S.A. (formerly McLeasing Sdad. Loc.Fin):
June 1997	—	4,988	4,988	Euro	—	Floating	June 2007

Banco Santander Banespa, S.A.:
September 2005	341,114	380,184	419,603	U.S. Dollars	500	9.00%	Perpetual
2006	1,077,092	994,560	—	Brazilian Real	2,797	Floating	From July 2016 to September 2016

Banco Santander Totta, S.A.:
February 2001	—	—	19,924	Euro	—	Floating (31)	Perpetual
May 1995	—	—	—	Euro	—	Floating	May 2005
July 1996	—	—	74,820	Euro	—	Floating	July 2006
September 1987	—	—	—	Euro	—	Floating (5)	September 2007
April 2001	—	—	16,337	Euro	—	5.00% (26)	April 2009
December 2000	—	—	13,868	Euro	—	Floating (31)	Perpetual
November 1997	27,353	27,764	28,881	Euro	—	Floating	Perpetual
December 1997	8,886	9,497	13,321	Euro	—	Floating	Perpetual
December 1998	—	—	—	Euro	—	Floating (6)	December 2008
December 1999	—	—	—	Euro	—	Floating (7)	November 2009
February 2001	—	—	9,961	Euro	—	Floating	Perpetual
April 2001	—	—	19,402	Euro	—	5.00% (26)	April 2009
May 2001	—	9,466	9,484	Euro	—	Floating	May 2007
December 2002	15,050	15,050	15,025	Euro	—	Floating	December 2008
December 2005	300,000	300,000	300,000	Euro	—	5.20%	December 2015

Banesto Group:
October 1990	—	—	—	U.S. Dollars	—	Floating (8)	Perpetual
March 1997	—	113,895	127,151	U.S. Dollars	—	7.50%	March 2007
September 2003	500,000	500,000	500,000	Euro	—	Floating	September 2013
March 2004	500,000	500,000	500,000	Euro	—	From fixed to floating (9)	March 2016

Santander Central Hispano Financial Services, Ltd.:
February 1990	—	—	—	U.S. Dollars	—	Floating (10)	Perpetual
June 2001	272,721	297,841	291,836	Pounds Sterling	200	From fixed to floating (11)	Perpetual

Santander Issuances, S.A.
September 2004	500,000	500,000	500,000	Euro	—	From fixed to floating (12)	September 2019
September 2004	500,000	500,000	500,000	Euro	—	Floating (13)	September 2014
March 2006 - July 2006	1,550,000	1,550,000	—	Euro	—	Floating	March 2016 - July 2017
May 2006	500,000	500,000	—	Euro	—	4.25% (27)	May 2018
May 2006	272,721	297,841	—	Pounds Sterling	200	5.38% (28)	May 2016
July 2006	409,082	446,761	—	Pounds Sterling	300	5.38% (29)	July 2017
June 2006	543,442	607,441	—	U.S. Dollars	800	5.80% - 5..90%	June 2016
June 2006	339,651	379,651	—	U.S. Dollars	500	Floating	June 2016
January 2007	409,082	—	—	Pounds Sterling	300	Floating	January 2018
February 2007	200,000	—	—	Euro	—	Floating	February 2019
March 2007	235,000	—	—	Euro	—	Floating	February 2019
March 2007	1,500,000	—	—	Euro	—	Floating	February 2017
May 2007	650,000	—	—	Euro	—	Floating	From February 2019 to May 2019
July 2007	139,000	—	—	Euro	—	Floating	July 2022
July 2007	102,000	—	—	Euro	—	Floating	July 2028
October 2007	1,489,708	—	—	Euro	—	Floating	October 2017
October 2007	1,090,884	—	—	Pounds Sterling	800	Floating	October 2017
October 2007	290,967	—	—	New Mexican Pesos	4,677	Floating	October 2017

					Outstanding
					Amount in
	Euro thousand				Currency
Issuer	2007	2006	2005	Currency	(Million)	Annual Interest Rate	Maturity Date
Banco Santander, S.A., Institución de Banca Múltiple, Grupo Financiero Santander
November 2004	25,443	28,777	21,199	U.S. Dollars	150	Floating (15)	From January 2014 to November 2018
February 2005	25,399	28,659	42,068	U.S. Dollars	150	Floating	March 2015

Santander Perpetual, S.A. Unipersonal
December 2004	750,000	750,000	750,000	Euro	—	From fixed to floating (14)	Perpetual
October 2007	1,018,953	—	—	U.S. Dollars	1,500	6.67%	Perpetual

Abbey Group
December 1991	202,308	223,380	218,882	Pounds Sterling	150	11.50%	April 2017
June 1992	—	—	145,921	Pounds Sterling	—	10.75%	December 2006
February 1993	204,541	223,380	218,882	Pounds Sterling	150	10.13%	April 2023
October 1999	204,541	223,380	218,882	Pounds Sterling	150	6.50%	October 2030
September 2000	443,172	483,991	474,245	Pounds Sterling	325	7.50%	Perpetual
September 2000	579,532	632,911	620,166	Pounds Sterling	425	7.50%	Perpetual
September 2000	238,631	260,611	255,363	Pounds Sterling	175	7.38%	Perpetual
September 2000	374,991	409,531	401,284	Pounds Sterling	275	7.13%	Perpetual
October 1995	272,721	297,841	291,843	Pounds Sterling	200	10.06%	Perpetual
April 2005	272,721	297,841	291,843	Pounds Sterling	200	From fixed to floating (22)	April 2015
July 2001 (20)	—	—	291,843	Pounds Sterling	—	7.25%	Perpetual
May 1997 (20)	—	—	182,397	Pounds Sterling	—	8.75%	Perpetual
September 1994	91,122	95,584	108,142	Yens	15,000	5.56%	Perpetual
February 1995	30,374	31,861	36,047	Yens	5,000	5.50%	Perpetual
December 1996	30,374	31,861	36,047	Yens	5,000	From fixed to floating (17)	Perpetual
October 1995	—	—	—	U.S. Dollars	—	6.69%	October 2005
October 1996	—	—	423,882	U.S. Dollars	—	7.35% (30)	Perpetual
June 1998	340,128	379,651	423,882	U.S. Dollars	500	6.70%	Perpetual
October 1999	680,255	759,301	847,765	U.S. Dollars	1,000	7.95%	October 2029
August 2001	—	—	339,106	U.S. Dollars	—	7.25% (30)	Perpetual
May 2002	—	37,965	42,388	U.S. Dollars	—	Floating (34)	May 2012
May 2002	—	37,965	42,388	U.S. Dollars	—	Floating (34)	May 2012
April 2005	458,501	500,000	501,014	Euro	—	Floating (21)	April 2015
December 1998	511,973	511,292	512,328	Euro	—	5.00%	January 2009
February 1999	500,666	500,000	501,014	Euro	—	4.63%	February 2011
April 1999 (18)	—	—	—	Euro	—	5.75%	Perpetual
June 2002	—	500,000	501,014	Euro	—	Floating (35)	June 2012
September 2000	400,533	400,000	400,811	Euro	—	From fixed to floating (19)	Perpetual

Santander Consumer Finance, S.A.
September 2006	499,540	499,540	—	Euro	—	Floating	September 2016

Santander Factoring y Confirming, S.A., E.F.C.
June 1999 - December 2005	50,040	50,040	—	Euro	—	Floating (32)	From June 2011 to December 2015

Santander BanCorp
October 2004 - October 2005	84,913	94,913	—	U.S. Dollars	254	From 5.00% to 6.00%	June 2032

BS Venezuela
January 2007	15,963	—	—	Bolivar	700	Floating	February 2008

Total Valuation adjustments	1,229,042	795,258	1,260,086
Subtotal subordinated debt	28,408,797	23,586,251	21,990,688

					Outstanding
					Amount in
	Euro thousand				Currency
Issuer	2007	2006	2005	Currency	(Million)	Annual Interest Rate	Maturity Date
PREFERRED SECURITIES

Banesto Group
Banesto Preferentes S,A, December 2003	131,144	131,144	131,144	Euro	—	Floating	Perpetual
Banesto S,A, November 2004	200,000	200,000	200,000	Euro	—	5.50%	Perpetual
Banesto S,A, October 2004	125,000	125,000	125,000	Euro	—	From fixed to floating (23)	Perpetual

Santander Finance Capital, S.A.
October 2003	450,000	450,000	450,000	Euro	—	Floating	Perpetual
February 2004	400,000	400,000	400,000	Euro	—	Floating	Perpetual
July 2004	750,000	750,000	750,000	Euro	—	Floating	Perpetual
September 2004	680,000	680,000	680,000	Euro	—	Floating	Perpetual
April 2005	1,000,000	1,000,000	952,744	Euro	—	From fixed to floating (24)	Perpetual

Santander Finance Preferred, S.A. Unipersonal
March 2004	129,067	144,267	161,058	U.S. Dollars	—	6.40%	Perpetual
November 2006	339,651	379,651	—	U.S. Dollars	500	6.80%	Perpetual
September 2004	300,000	300,000	300,000	Euro	—	Floating	Perpetual
October 2004	200,000	200,000	200,000	Euro	—	5.70%	Perpetual
January 2007	407,581	—	—	U.S. Dollars	600	6.70%	Perpetual
March 2007	237,756	—	—	U.S. Dollars	350	5.60%	Perpetual
July 2007	340,901	—	—	Pounds Sterling	250	7.00%	Perpetual

Abbey Group
February 2000	679,302	759,302	847,673	U.S. Dollars	1,000	9.00%	Perpetual
August 2002	—	379,651	423,837	U.S. Dollars	500	7.38% (36)	Perpetual
February 2001	409,082	446,760	437,764	Pounds Sterling	300	7.04%	Perpetual
August 2002	238,631	260,038	255,363	Pounds Sterling	175	6.98%	Perpetual

Santander PR Capital Trust I
February 2006	84,913	94,913	—	Euro	—	6.75%	July 2036

Total valuation adjustments	158,354	135,844	458,185	—	—	—	—
Subtotal preferred securities	7,261,382	6,836,570	6,772,768

TOTAL SUBORDINATED DEBT	35,670,179	30,422,821	28,763,456
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

(2)	The 1990 issues of SCH Issuances, Ltd, have been redeemed during March and April 2005 at the Bank’s option, after obtaining authorization from the Bank of Spain.

(3)	This issuance has a fixed interest rate for the first 5 years of 5.250% and from September 2006 it is Euribor 3M plus 1.22%.

(4)	This issuance has a fixed interest rate for the first 5 years of 5.750% and from April 2007 it is Euribor 3M plus 1.24%.

(5)	This issuance has been cancelled in June 2005.

(6)	This issuance has been cancelled in October 2005.

(7)	This issuance has been cancelled in June 2005.

(8)	The perpetual issuance of Banesto Group has been redeemed in February 2005.

(9)	This issue has a fixed interest rate of 4% for the first seven years, and from March 2011, the interest rate is Euribor 3M plus 0.95%.

(10)	The February 1990 issue of SCH Financial Services, Ltd, has been redeemed in February 2005 at the Bank’s option, after obtaining authorization from the Bank of Spain.

(11)	This issuance has a fixed interest rate of 7.25% until December 2011, and from this date the interest is Libor 3M plus 285 b.p.

(12)	This issue has a fixed rate of 4.5% until September 2014, and from this date, the interest is Euribor 3M plus 0.86%.

(13)	This issue has a floating rate of Euribor 3M plus 0.25% for the first five years, and from this date, the interest is Euribor 3M plus 0.75%.

(14)	This issue has a fixed rate of 4.375% for the first ten years, and from December 2014, the interest is Euribor 3M plus 1.6%.

(15)	This issue has a floating rate of Libor 6M plus 1.1% for the first five years, and from this date, the interest is Libor 6M plus 2.2%.

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

(21)	The rate of this issue is Libor 3M plus 0.25% until April 2010 (call date). From that date, it is Libor 3M plus 0.75%.

(22)	This issue has a fixed rate of 5.25% until the call date (April 2010). Then it is Euribor 3M plus 0.75%.

(23)	This issuance had a fixed rate of 6% until October 2005. Now it is Euribor CMS 10 plus 0.125%.

(24)	This issue has a fixed rate of 3% until April 2006. From this date, the rate is Euribor 3M plus 0.10%.

(25)	This issuance has been cancelled in September 2006.

(26)	This issuance has been cancelled in April 2006.

(27)	This issue has a fixed rate of 4.25% until May 2013. From this date, the rate is Euribor 3M plus 0,82%.

(28)	This issue has a fixed rate of 5.375% until May 2011. From this date, the rate is Euribor 3M plus 0,69%.

(29)	This issue has a fixed rate of 5.375% for the first five years, and from June 2011, the interest rate is Libor 3M Euribor 3M plus 0,86%.

(30)	This issuance has been cancelled in October 2006.

(31)	These issuances have been purchased by Santander’s Group.

(32)	In previous years, issuances between Santander Factoring & Confirming and Santander’s Group were net, so the result of them was zero.

(33)	These issuances have been cancelled in April 2007.

(34)	These issuances have been cancelled in May 2007.

(35)	This issuance has been cancelled in June 2007.

(36)	This issuance has been cancelled in September 2007.

Exhibit VIII
EU-IFRS (*):

	Year end December 31,
	2007		2006		2005
	Including	Excluding	Including	Excluding	Including	Excluding
	interest on	interest on	interest on	interest on	interest on	interest on
	deposits	deposits	deposits	deposits	deposits	deposits
FIXED CHARGES:
Fixed charges	30,421,947	15,832,380	24,021,396	10,910,808	22,111,675	8,463,023

EARNINGS:
Income from continuing operations before taxes, minority interest and extraordinary items	10,687,627	10,687,627	8,582,241	8,582,241	7,232,234	7,232,234
Distributed earnings from associated companies	(294,809)	(294,809)	(262,315)	(262,315)	(437,978)	(437,978)
Fixed charges	30,421,947	15,832,380	24,021,396	10,910,808	22,111,675	8,463,023

Total earnings for ratio calculation	40,814,765	26,225,198	32,341,322	19,230,734	28,905,931	15,257,279

Ratio of earnings to fixed charges	1.34	1.66	1.35	1.76	1.31	1.80
U.S. GAAP:

	Year end December 31,
	2007		2006		2005		2004		2003
	Including	Excluding	Including	Excluding	Including	Excluding	Including	Excluding	Including	Excluding
	interest on	interest on	interest on	interest on	interest on	interest on	interest on	interest on	interest on	interest on
	deposits	deposits	deposits	deposits	deposits	deposits	deposits	deposits	deposits	deposits
FIXED CHARGES:
Fixed charges	30,362,088	15,772,521	23,931,889	10,821,301	22,037,564	8,388,912	9,472,947	3,920,904	9,136,028	3,505,885
Preferred dividends	59,859	59,859	89,507	89,507	74,111	74,111	151,952	151,952	311,317	311,317

Total fixed charges + preferred dividends	30,421,947	15,832,380	24,021,396	10,910,808	22,111,675	8,463,023	9,624,899	4,072,856	9,447,345	3,817,202

EARNINGS:
Income from continuing operations before taxes, minority interest and extraordinary items	7,681,764	7,681,764	7,442,474	7,442,474	7,224,611	7,224,611	3,944,897	3,944,897	3,140,200	3,140,200
Distributed earnings from associated companies	(294,809)	(294,809)	(262,315)	(262,315)	(437,978)	(437,978)	(271,816)	(271,816)	(380,922)	(380,922)
Fixed charges	30,362,088	15,772,521	23,931,889	10,821,301	22,037,564	8,388,912	9,472,947	3,920,904	9,136,028	3,505,885

Total earnings for ratio calculation	37,749,043	23,159,476	31,112,048	18,001,460	28,824,197	15,175,545	13,146,028	7,593,985	11,895,306	6,265,163

Ratio of earnings to fixed charges	1.24	1.47	1.30	1.66	1.31	1.81	1.39	1.94	1.30	1.79
Ratio of earnings to combined fixed charges and preferred stock dividends	1.24	1.46	1.30	1.65	1.30	1.79	1.37	1.86	1.26	1.64

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

EXHIBIT INDEX

Exhibit
Number	Description
1.1	By-laws (Estatutos) of Banco Santander, S.A., as amended.

1.2 *	By-laws (Estatutos) of Banco Santander, S.A., as amended.

1.3	By-laws (Estatutos) of Banco Santander, S.A., as amended (English translation of By-laws set forth in Exhibit 1.1 hereto).

1.4	By-laws (Estatutos) of Banco Santander, S.A., as amended (English translation of the By-laws set forth in Exhibit 1.2 hereto).

4.1 **
Consortium and Shareholders’ Agreement dated May 28, 2007, among the Royal Bank of Scotland Group plc, Banco Santander Central Hispano, S.A., Fortis SA/N.V. and RFS Holdings B.V. (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the Securities and Exchange Commission on July 2, 2007).

8.1	List of Subsidiaries (incorporated by reference as Exhibits I, II and III of our Financial Statements filed with this Form 20-F).

12.1	Section 302 Certification by the Chief Executive Officer

12.2	Section 302 Certification by the Chief Financial Officer

12.3	Section 302 Certification by the Chief Accounting Officer

13.1	Section 906 Certification by the Chief Executive Officer, the Chief Financial Officer and the Chief Acounting Officer

15.1	Consent of Deloitte, S.L.

15.2	Report submitted by the Board of Directors to the General Shareholders’ Meeting describing the By-laws amendments
We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Banco Santander, S.A.

*
These By-laws will go into effect (and replace the By-laws set forth in Exhibit 1.1) upon the granting of the necessary authorization by the Spanish Minister of Economy and Finance and their subsequent filing with the office of the Mercantile Registry in Santander.

**
Pursuant to a request for confidential treatment filed with the Securities and Exchange Commission, the confidential portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission.