Form 20-F
period 2008-12-31
Banco Santander, S.A.
filed 2009-06-30
CIK 891478

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from                      to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number 001-12518
BANCO SANTANDER, S.A.
(Exact name of Registrant as specified in its charter)
Kingdom of Spain
(Jurisdiction of incorporation)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid), Spain
(address of principal executive offices)
José Antonio Álvarez
Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain
Tel: +34 91 289 32 80
Fax: +34 91 257 12 82
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Name of each exchange
Title of each class	on which registered
American Depositary Shares, each representing the right to receive one Share of Capital Stock of Banco Santander, S.A., par value Euro 0.50 each	New York Stock Exchange
Shares of Capital Stock of Banco Santander, S.A., par value Euro 0.50 each	New York Stock Exchange *
Guarantee of Non-cumulative Guaranteed Preferred Stock of Santander Finance Preferred, S.A. Unipersonal, Series 1,4,5 and 6	New York Stock Exchange **

*	Banco Santander Shares are not listed for trading, but are only listed in connection with the registration of the American Depositary Shares, pursuant to requirements of the New York Stock Exchange.

**
The guarantee is not listed for trading, but is listed only in connection with the registration of the corresponding Non-cumulative Guaranteed Preferred Stock of Santander Finance Preferred, S.A. Unipersonal (a wholly owned subsidiary of Banco Santander, S.A.)

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None.
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None.
(Title of Class)
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
Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.
7,994,059,403 shares

BANCO SANTANDER, S.A.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Accounting Principles
Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the year ended December 31, 2008 in conformity with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. As described in the following paragraph, differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and International Financial Reporting Standards as issued by the International Accounting Standard Board (“IFRS-IASB”) are not material for the periods subsequent to 2005.
Except where noted otherwise, the financial information contained in this report has been prepared according to the IFRS-IASB. In our 2007 Form 20-F, we presented financial statements and selected financial data using EU-IFRS as required to be applied under the Bank of Spain’s Circular 4/2004. This information was not consistent with IFRS-IASB and for periods 2005 and earlier the differences were material. We have concluded that the differences are not material for the periods subsequent to 2005 and therefore, have asserted that the financial statements for the periods 2006 to 2008 comply with IFRS-IASB. To present all periods on a basis consistent with IFRS-IASB for comparative purposes, we have restated the information presented for 2004 and 2005 (see “Item 3, Key Information – A. Selected Financial Data” for details of the significant differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and IFRS-IASB, and reconciliation to amounts previously reported). As the periods subsequent to 2005 have not been restated, the ending shareholders’ equity balance as of December 31, 2005 does not equal the opening shareholders’ equity balance as of January 1, 2006. The difference is €555,588 thousand, which we concluded was not material.
We have formatted our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the US Securities and Exchange Commission that contains formatting requirements for bank holding company financial statements.
In addition, the information contained in the consolidated income statement for the year ended December 31, 2006 differs from the consolidated income statement data for such periods included in our Annual Report on Form 20-F for the year ended December 31, 2006 due to the reclassification of amounts relating to operations that were discontinued in 2007, such as the sale of our Latin American pension management companies. (See “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations”). Under IFRS-IASB, revenues and expenses of discontinued businesses must be reclassified from each income statement line item to “Profit from discontinued operations”. Revenue and expenses from prior years are also required to be reclassified for comparison purposes to present the same businesses as discontinued operations. This change in presentation does not affect “Profit attributed to the Group” (see Note 37 to our consolidated financial statements).
Our auditors, Deloitte, S.L., an independent registered public accounting firm, have audited our consolidated financial statements in respect of the three years ended December 31, 2008, 2007 and 2006 in accordance with IFRS-IASB. See page F-1 to our consolidated financial statements for the 2008, 2007 and 2006 report prepared by Deloitte, S.L.
Acquisition of Abbey National plc
In November 2004, we acquired 100% of the capital of Abbey National plc (“Abbey”). Our acquisition of Abbey was reflected in our consolidated financial statements as if the acquisition had occurred on December 31, 2004. Accordingly, Abbey’s assets and liabilities were consolidated into our balance sheet as of December 31, 2004, but Abbey’s results of operations had no impact on our income statement for the year ended December 31, 2004. Therefore, the income statement for the year ended December 31, 2005 is the first to reflect the acquisition of Abbey.

General Information
Our consolidated financial statements are in Euros, which are denoted “euro”, “euros”, “EUR” or “€” throughout this annual report. Also, throughout this annual report, when we refer to:
•	“dollars”, “US$” or “$”, we mean United States dollars;
•	“pounds” or “£”, we mean United Kingdom pounds; and
•	“one billion”, we mean 1,000 million.
When we refer to “average balances” for a particular period, we mean the average of the month-end balances for that period, unless otherwise noted. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show. In calculating our interest income, we include any interest payments we received on non-accruing loans if they were received in the period when due. We have not reflected consolidation adjustments in any financial information about our subsidiaries or other business units.
When we refer to “loans”, we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted.
When we refer to “impaired assets”, we mean impaired loans, securities and other assets to collect.
When we refer to “allowances for credit losses”, we mean the specific allowances for credit losses, and unless otherwise noted, the general allowance for credit losses including any allowances for country-risk. See “Item 4. Information on the Company—B. Business Overview—Financial Management and Equity Stakes—Classified Assets—Bank of Spain Allowances for Credit Losses and Country-Risk Requirements”.
Where a transalation of foreign exchange is given for any financial data, we use the exchange rates of the relevant period (as of the end of such period for balance sheet data and the average exchange rate of such period for income statement data) as published by the European Central Bank, unless otherwise noted.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains statements that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, information regarding:
•	exposure to various types of market risks;
•	management strategy;
•	capital expenditures;
•	earnings and other targets; and
•	asset portfolios.
Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “DCaR,” “ACaR,” “RORAC,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions. We include forward-looking statements in the “Operating and Financial Review and Prospects,” “Information on the Company,” and “Quantitative and Qualitative Disclosures About Market Risk” sections. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.
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
•
general economic or industry conditions in Spain, the United Kingdom, the United States, other European countries, Latin America and the other areas in which we have significant business activities or investments;

•	continued deterioration in the global economy, and continued volatility in the capital markets;
•	the effects of a continued decline in real estate prices, particularly in Spain, the UK and the US;
•	monetary and interest rate policies of the European Central Bank and various central banks;
•	inflation or deflation;
•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR/DCaR/ACaR model we use;
•	changes in competition and pricing environments;
•	the inability to hedge some risks economically;
•	the adequacy of loss reserves;
•	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;
•	changes in demographics, consumer spending, investment or saving habits; and
•	changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.
Political and Governmental Factors
•	political stability in Spain, the United Kingdom, other European countries, Latin America and the US;
•	changes in Spanish, UK, EU, US or foreign laws, regulations or taxes, and
•	increased regulation in light of the global financial crisis
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

PART I
Item 1. Identity of Directors, Senior Management and Advisers
A. Directors and Senior Management
Not applicable.
B. Advisers
Not applicable.
C. Auditors
Not applicable.
Item 2. Offer Statistics and Expected Timetable
A. Offer Statistics
Not applicable.
B. Method and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected financial data
Selected Consolidated Financial Information
We have selected the following financial information from our consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements.
Except where noted otherwise, the financial information contained in this report has been prepared according to the International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB). In our 2007 Form 20-F, we presented financial statements and selected financial data using EU-IFRS as required to be applied under the Bank of Spain’s Circular 4/2004. This information was not consistent with IFRS as issued by the International Accounting Standards Board (IFRS-IASB) and for periods 2005 and earlier the differences were material. We have concluded that the differences are not material for the periods subsequent to 2005 and therefore, have asserted that the financial statements for the periods 2006 to 2008 comply with IFRS-IASB. To present all periods on a basis consistent with IFRS-IASB for comparability purposes, we have restated the information presented for 2004 and 2005 (see the end of this section for details of the significant differences between EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and IFRS-IASB, and reconciliation to amounts previously reported). As the periods subsequent to 2005 have not been restated, the ending shareholders’ equity balance as of December 31, 2005 does not equal the opening shareholders’ equity balance as of January 1, 2006. The difference is €555,588 thousand, which we concluded was not material.
In the F-pages of this Form 20-F, the audited financial statements for the years 2008, 2007 and 2006 are presented. The audited financial statements for 2005 and 2004 are not included in this document, but they can be found in our previous annual reports on Form 20-F. However, in the previous annual reports on Form 20-F, the financial statements for 2005 and 2004 were prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, and thus are not comparable to the financial data presented for those years in this Form 20-F.
In November 2004, we acquired 100% of the capital of Abbey. Under IFRS-IASB, our acquisition of Abbey was reflected on our financial statements as if the acquisition had occurred on December 31, 2004. Accordingly, Abbey’s assets and liabilities were consolidated into our balance sheet as of December 31, 2004, but Abbey’s results of operations had no impact on our income statement for the year ended December 31, 2004. Therefore, the income statement for the year ended December 31, 2005 is the first to reflect the acquisition of Abbey.

Under IFRS-IASB, revenues and expenses of discontinued businesses must be reclassified from each income statement line item to “Profit from discontinued operations”. Revenues and expenses from prior years are also required to be reclassified for comparison purposes to present the same businesses as discontinued operations. This change in presentation does not affect “Consolidated profit for the year” (see Note 37 to our consolidated financial statements).

	Year Ended December 31,
	2008	2007	2006	2005 (*)	2004 (*)
	(in thousands of euros, except percentages and per share data)
Interest and similar income	56,207,656	46,312,706	37,239,602	33,827,323	17,915,307
Interest expense and similar charges	(38,035,863)	(31,359,417)	(25,118,665)	(23,477,278)	(10,741,775)
Interest income / (charges)	18,171,793	14,953,289	12,120,937	10,350,045	7,173,532
Income from equity instruments	552,809	422,618	412,714	335,576	388,876
Income from companies accounting for by the equity method	797,300	441,457	426,921	619,157	448,220
Fee and commission income	9,942,097	9,479,986	8,288,580	7,153,947	5,417,676
Fee and commission expense	(1,491,491)	(1,439,811)	(1,264,385)	(1,092,751)	(866,923)
Gains/losses on financial assets and liabilities (net)	2,963,672	2,331,696	2,062,471	1,457,847	728,878
Exchange differences (net)	579,827	650,734	96,635	76,513	361,465
Other operating income	9,440,461	6,741,246	6,076,845	3,355,378	2,968,389
Other operating expenses	(9,232,417)	(6,503,829)	(5,839,785)	(3,058,935)	(2,891,193)
Total income	31,724,051	27,077,386	22,380,933	19,196,777	13,728,920
Administrative expenses	(11,979,348)	(11,018,329)	(9,969,171)	(9,364,408)	(6,683,623)
Personnel expenses	(6,963,855)	(6,551,201)	(5,967,873)	(5,611,308)	(4,232,981)
Other general expenses	(5,015,493)	(4,467,128)	(4,001,298)	(3,753,100)	(2,450,642)
Depreciation and amortization	(1,269,527)	(1,267,880)	(1,146,547)	(1,013,943)	(830,621)
Provisions (net)	(1,699,114)	(1,023,563)	(1,079,337)	(1,807,381)	(1,103,287)
Impairment losses on financial assets (net)	(6,345,433)	(3,502,604)	(2,480,993)	(1,938,956)	(1,106,605)
Impairment losses on other assets (net)	(1,049,704)	(1,548,610)	(20,781)	(154,475)	(81,402)
Gains/(loss) on disposal of assets not classified as non-current assets held for sale	118,046	1,815,867	352,120	1,379,554	200,649
Gains/(loss) on non-current assets held for sale not classified as discontinued operations	1,730,781	642,974	959,162	1,061,696	740,735
Operating profit/(loss) before tax	11,229,752	11,175,241	8,995,386	7,358,864	4,864,766
Income tax	(1,884,223)	(2,335,686)	(2,254,598)	(1,136,118)	(670,087)
Profit from continuing operations	9,345,529	8,839,555	6,740,788	6,222,746	4,194,679
Profit from discontinued operations (net)	(13,115)	796,595	1,504,965	330,703	132,432
Consolidated profit for the year	9,332,414	9,636,150	8,245,753	6,553,449	4,327,111
Profit attributable to the parent	8,876,414	9,060,258	7,595,947	6,023,783	3,936,747
Profit attributable to minority interests	456,000	575,892	649,806	529,666	390,364

Per share information:
Average number of shares (thousands) (1)	7,271,470	6,801,899	6,701,728	6,693,400	5,309,682
Basic earnings per share (in euros)	1.2207	1.3320	1.1334	0.9000	0.7414
Basic earnings per share continuing operation (in euros)	1.2229	1.2279	0.9442	0.8656	0.7282
Diluted earnings per share (in euros)	1.2133	1.3191	1.1277	0.8968	0.7402
Diluted earnings per share continuing operation (in euros)	1.2155	1.2160	0.9394	0.8626	0.7270
Dividends paid (in euros) (2)	0.63	0.61	0.49	0.39	0.31
Dividends paid (in US$)	0.88	0.89	0.64	0.46	0.42

(*)	Restated using IFRS-IASB.

	Year Ended December 31,
	2008	2007	2006	2005 (*)	2004(*)
	(in thousands of euros, except percentages and per share data)

Total assets	1,049,631,550	912,914,971	833,872,715	809,961,664	665,643,083
Loans and advances to credit insititutions (net) (3)	78,792,277	57,642,604	69,757,056	66,127,043	60,895,933
Loans and advances to customers (net) (3)	626,888,435	571,098,513	527,035,514	439,964,442	376,894,127
Investment Securities (net) (4)	124,673,342	132,035,268	136,760,433	203,938,360	138,753,764
Investments: Associates	1,323,453	15,689,127	5,006,109	3,031,482	3,747,564

Contingent liabilities (net)	65,323,194	76,216,585	58,769,309	48,453,575	31,813,882

Liabilities
Deposits from central banks and credit institutions (5)	129,877,370	112,897,308	113,038,061	148,624,811	83,750,339
Customer deposits (5)	420,229,450	355,406,519	330,947,770	305,631,794	285,710,616
Debt securities (5)	236,403,290	233,286,688	203,742,817	148,829,300	113,838,603

Capitalization
Guaranteed Subordinated debt excluding preferred securities and preferred shares (6)	15,747,915	16,742,134	11,186,480	8,973,699	9,369,939
Secured Subordinated debt	—	—	—	—	508,039
Other Subordinated debt	14,452,488	11,666,663	12,399,771	13,016,989	12,300,178
Preferred securities (6)	7,621,575	7,261,382	6,836,570	6,772,768	5,292,016
Preferred shares (6)	1,051,272	522,558	668,328	1,308,847	2,124,222
Minority interest (including net income of the period)	2,414,606	2,358,269	2,220,743	2,848,223	2,085,316
Stockholders’ equity (7)	57,586,886	55,199,882	44,851,559	40,334,064	35,166,851
Total capitalization	98,874,742	93,750,888	78,163,451	73,254,590	66,846,561
Stockholders’ Equity per Share (7)	7.92	8.12	6.69	6.03	6.62

Other managed funds
Mutual funds	90,305,714	119,210,503	119,838,418	109,480,095	97,837,724
Pension funds	11,127,918	11,952,437	29,450,103	28,619,183	21,678,522
Managed portfolio	17,289,448	19,814,340	17,835,031	14,746,329	8,998,388
Savings -insurance policies	12,338,405	9,008,968	6,384,994	15,145,607	16,843,995
Total other managed funds	131,061,485	159,986,248	173,508,546	167,991,214	145,358,629

Consolidated Ratios
Profitability Ratios:
Net Yield (8)	2.10%	1.92%	1.76%	1.63%	2.21%
Return on average total assets (ROA)	1.00%	1.10%	1.01%	0.89%	1.09%
Return on average stockholders’ equity (ROE)	17.07%	21.91%	21.39%	18.84%	20.70%
Capital Ratio:
Average stockholders’ equity to average total assets	5.55%	4.71%	4.36%	4.32%	4.80%
Ratio of earnings to fixed charges (9) Excluding interest on deposits	1.55%	1.64%	1.74%	1.71%	1.91%
Including interest on deposits	1.27%	1.34%	1.34%	1.28%	1.42%

Credit Quality Data (excluding country risk)
Allowances for impaired balances (**) (excluding country risk)	12,862,981	9,302,230	8,626,937	7,047,475	5,656,571
Allowances for impaired balances (**) as a percentage of total loans and contingent liabilities	1.83%	1.42%	1.45%	1.43%	1.37%
Impaired balances (**) (10)	14,190,813	6,178,655	4,607,547	4,341,500	4,114,691
Impaired balances (**) as a percentage of total loansand contingent liabilities	2.02%	0.94%	0.78%	0.88%	0.99%
Allowances for impaired balances (**) as a percentage of impaired balances (**)	90.64%	150.55%	187.23%	162.33%	137.47%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	0.55%	0.41%	0.31%	0.21%	0.15%

Set forth below is a table showing our allowances for impaired balances broken down by various categories as disclosed and discussed throughout this annual report on Form 20F:

	IFRS-IASB
	Year Ended December 31,
Allowances refers to:	2008	2007	2006	2005 (*)	2004 (*)
	(in thousands of euros)

Allowances for impaired balances (**) (excluding country risk)	12,862,981	9,302,230	8,626,937	7,047,475	5,656,571
Allowances for contingent liabilities (excluding country risk)	(603,372)	(571,957)	(541,519)	(475,519)	(43,482)

Allowances for Balances of Loans:	12,259,609	8,730,273	8,085,418	6,571,956	5,613,089
Allowances referred to country risk	641,192	157,851	293,032	409,969	447,191

Allowances for impaired balances (excluding contingent liabilities)	12,900,801	8,888,124	8,378,450	6,981,925	6,060,280

Of which:
Allowances for customers and Credit institutions and other financial assets:	12,719,623	8,796,371	8,288,128	6,901,925	5,840,645
Allowances for Customers	12,466,056	8,695,204	8,163,444	6,755,175	5,688,432
Allowances for Credit institutions and other financial assets	253,567	101,167	124,684	146,750	152,213
Allowances for investment securities	181,178	91,753	90,322	80,000	219,635

(*)	Restated using IFRS-IASB.

(**)	Balances of loans and contingent liabilities.

(1)	Average number of shares has been calculated on the basis of the weighted average number of shares outstanding in the relevant year, net of treasury stock.

(2)
The shareholders at the annual general meeting held on June 19, 2009 approved a dividend of €0.6508 per share to be paid out of our profits for 2008. In accordance with IAS 33, for comparative purposes, dividends per share paid, as disclosed in the table above, take into account the adjustment arising from the capital increase with pre-emptive subscription rights carried out in December 2008. As a result of this adjustment, the dividend per share for 2008 amounts to €0.6325.

(3)
Equals the sum of the amounts included under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss” and “Loans and receivables” as stated in our consolidated financial statements.

(4)
Equals the amounts included as “Debt instruments” and “Other equity instruments” under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss”, “Available-for-sale financial assets” and “Loans and receivables” as stated in our consolidated financial statements.

(5)
Equals the sum of the amounts included under the headings “Financial liabilities held for trading”, “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at amortized cost” included in Notes 20, 21 and 22 to our consolidated financial statements.

(6)	In our consolidated financial statements, preferred securities and preferred shares are included under “Subordinated liabilities”.

(7)
Equals the sum of the amounts included at the end of each year as “Own funds” and “Valuation adjustments” as stated in our consolidated financial statements. We have deducted the book value of treasury stock from stockholders’ equity.

(8)
Net yield is the total of net interest income (including dividends on equity securities) divided by average earning assets. See “Item 4. Information on the Company—B. Business Overview—Financial Management and Equity Stakes—Assets—Earning Assets—Yield Spread”.

(9)
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

(10)
Impaired loans reflect Bank of Spain classifications. Such classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company—B. Business Overview—Financial Management and Equity Stakes—Classified Assets—Bank of Spain Classification Requirements”.

As explained in Note 1 b) to our consolidated financial statements, the formats of the consolidated balance sheet, consolidated income statement, consolidated statement of recognized income and expense and consolidated cash flow statement presented in this Form 20-F differ from the presentation criteria of certain items and types of income from those presented in the Group’s consolidated financial statements included in the Form 20-F for the year ended December 31, 2007, because the former were prepared in accordance with models contained in the Bank of Spain Circular 4/2004 (as amended in 2008). Pursuant to IAS 1, the comparative figures were recast accordingly.
The differences between the format of the financial statements as presented in the Forms 20-F for the years ended December 31, 2008 and 2007, which mainly apply to the income statement, are as follows:

	(in thousands of euros)
	Year Ended December 31,
Previous format:	2007	2006	2005	2004
Net interest income	15,295,126	12,479,796	10,659,377	7,555,432
Gross income	27,068,469	22,333,170	19,075,556	13,789,277
Net operating income	14,815,693	11,217,740	8,764,677	6,332,277
Profit before tax	11,175,241	8,995,386	7,358,864	4,864,766
Profit from continuing operation	8,839,555	6,740,788	6,222,746	4,194,679
Consolidated profit for the year	9,636,150	8,245,753	6,553,449	4,327,111
Profit attributed to the Group	9,060,258	7,595,947	6,023,783	3,936,747
Profit attributed to minority interest	575,892	649,806	529,666	390,364

	(in thousands of euros)
	Year Ended December 31,
New format:	2007	2006	2005	2004
Interest income/ (charges)	14,953,289	12,120,937	10,350,045	7,173,532
Total Income	27,077,386	22,380,933	19,196,777	13,728,920
Operating Profit/(Loss) before tax	11,175,241	8,995,386	7,358,864	4,864,766
Profit from continuing operations	8,839,555	6,740,788	6,222,746	4,194,679
Consolidated profit for the year	9,636,150	8,245,753	6,553,449	4,327,111
a) Profit attributable to the parent	9,060,258	7,595,947	6,023,783	3,936,747
b) Profit attributable to minority interests	575,892	649,806	529,666	390,364
Specifically, the following table shows the Income Statement Reconciliation for the year ended December 31, 2007, in order to facilitate the understanding of the format changes produced in December 31, 2007, 2006, 2005 and 2004 respectively.

(Thousands of euros)	Previous format	Adjustments		New format
Interest and similar income	45,803,354	509,351	a)	46,312,706	Interest and similar income
Interest expenses and similar charges	(30,921,470)	(437,947)	a)	(31,359,417)	Interest expense and similar charges
				14,953,289	INTEREST INCOME/(CHARGES)
Income from equity instruments	413,242	9,376	a)	422,618	Income from equity instruments
NET INTEREST INCOME	15,295,126
Shared of results of entities accounted for using the equity method	441,457			441,457	Income from companies accounted for by the equity method
Fee and commission income (net)	8,040,175			8,040,175	Fee and commission income (net)
Insurance activity income	319,353	(319,353)	a)
Gains/losses on financial assets and liabilities (net)	2,321,624	10,072		2,331,696	Gains/ Losses on financial assets and liabilities (net)
Exchange differences (net)	650,734			650,734	Exchange differences (net)
GROSS INCOME	27,068,469
Net income from non-financial activities	152,072	(152,072)	a)
Other operating income (net)	(118,639)	356,056	a)	237,417	Other operating income (net)
				27,077,386	TOTAL INCOME
				(11,018,329)	Administrative expenses
Personnel expenses	(6,551,201)			(6,551,201)	a) Personnel expenses
Other general administrative expenses	(4,467,128)			(4,467,128)	b) Other general expenses
Depreciation and amortisation	(1,267,880)			(1,267,880)	Depreciation and amortization
NET OPERATING INCOME	14,815,693
		(1,023,563)	b)	(1,023,563)	Provisions (net)
		(3,502,604)	c)	(3,502,604)	Impairment losses on financial assets (net)
Impairment losses (net)	(5,078,513)	3,529,903	c)	(1,548,610)	Impairment losses on other assets (net)
		1,815,867		1,815,867	Gains/ (Losses) on disposal of assets not classified as non-current assets held for sale
Net results on other disposals, provisions, and other income	1,438,061	(1,438,061)	b)
		642,974		642,974	Gains/ (Losses) on non-current assets held for sale not classified as discontinued operations
PROFIT/ (LOSS) BEFORE TAX	11,175,241			11,175,241	OPERATING PROFIT/ (LOSS) BEFORE TAX
Income tax	(2,335,686)			(2,335,686)	Income tax
PROFIT FROM CONTINUING OPERATIONS	8,839,555			8,839,555	PROFIT FROM CONTINUING OPERATIONS
Profit from discontinued operations (net)	796,595			796,595	Profit from discontinued operations (net)

CONSOLIDATED PROFIT FOR THE YEAR	9,636,150			9,636,150	CONSOLIDATED PROFIT FOR THE YEAR
Profit attributed to minority interests	575,892			575,892	a) Profit attributable to minority interests
PROFIT ATTRIBUTED TO THE GROUP	9,060,258			9,060,258	b) Profit attributable to the parent

a)
Interest income (expense) from insurance and non-financial activities is classified as net interest income consistent with other financial activity. All other results are included within operating profit/loss.

b)	Provisions (net) is classified within operating profit/loss.

c)	Impairment losses on financial assets (net) is classified within operating profit/loss.

As noted above, the Group’s financial information included in our 2007 annual report on Form 20F is presented according to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. This information for periods 2005 and earlier was not consistent with IFRS as issued by the International Accounting Standards Board (IFRS-IASB) and the differences were material for such periods. We have concluded that the differences are not material for the periods subsequent to 2005 and therefore, have asserted that the financial statements for the periods 2006 to 2008 comply with IFRS-IASB. To present all periods on a basis consistent with IFRS-IASB for comparability purposes, we have restated the information presented for 2004 and 2005. As the periods subsequent to 2005 have not been restated, the ending shareholders’ equity balance as of December 31, 2005 does not equal the opening shareholders’ equity balances as of January 1, 2006. The difference is €555,588 thousand, which we concluded was not material. Set forth below is a table of the differences related to the amount of loan loss provisions between financial information for 2005 and 2004 as prepared under IFRS-IASB, compared with the financial information for those years prepared under the EU-IFRS required to be applied by the Bank of Spain. Under IFRS-IASB, the loan loss provision is calculated based on our internal risk models using our best estimates, taking into consideration our experience, the information about debtors profiles and the appraisal of the receivables in light of the current economic environment at the balance sheet date. Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, we used “peer group” information in the calculation of allowances for inherent losses incurred but not yet identified.

	Year Ended December 31,
	2005			2004
In thousands of Euros
CONSOLIDATED PROFIT/(LOSS) DATA	EU-IFRS (**)	IFRS-IASB	Differences	EU-IFRS (**)	IFRS-IASB	Differences

Impairment losses on financial assets (net)	(1,636,923)	(1,938,956)	(302,033)	(1,615,647)	(1,106,605)	509,042
Operating profit/loss before tax	7,660,897	7,358,864	(302,033)	4,355,724	4,864,766	509,042
Income tax	(1,241,830)	(1,136,118)	105,712	(491,922)	(670,087)	(178,165)
Profit from continuing operations	6,419,067	6,222,746	(196,321)	3,863,802	4,194,679	330,877
Consolidated profit for the year	6,749,770	6,553,449	(196,321)	3,996,234	4,327,111	330,877
Profit attributable to the parent	6,220,104	6,023,783	(196,321)	3,605,870	3,936,747	330,877

BALANCE SHEET DATA	EU-IFRS (**)	IFRS-IASB	Differences	EU-IFRS (**)	IFRS-IASB	Differences

Loans and advances to customers (net)	439,109,692	439,964,442	854,750	375,737,344	376,894,127	1,156,783
Allowances for impaired balances (*) (excluding country risk)	7,902,225	7,047,475	(854,750)	6,813,354	5,656,571	(1,156,783)
Stockholders’ equity	39,778,476	40,334,064	555,588	34,414,942	35,166,851	751,909

CREDIT RATIOS (excluding country risk)	EU-IFRS (**)	IFRS-IASB	Differences	EU-IFRS (**)	IFRS-IASB	Differences

Allowances for impaired balances (*) as a percentage of total loans and contingent liabilities	1.60%	1.43%	(0.17%)	1.64%	1.37%	(0.27%)
Impaired balances (*) as a percentage of total loans and contingent liabilities	0.88%	0.88%	—	0.99%	0.99%	—
Allowances for impaired balances (*) as a percentage of impaired balances (*)	182.02%	162.33%	(19.69%)	165.59%	137.47%	(28.12%)
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	0.21%	0.21%	—	0.15%	0.15%	—

OTHER RATIOS (excluding country risk)	EU-IFRS (**)	IFRS-IASB	Differences	EU-IFRS (**)	IFRS-IASB	Differences

	0.9293	0.9000	(0.0293)	0.6791	0.7414	0.0623
Basic earnings per share continuing operation (in euros)	0.8950	0.8656	(0.0294)	0.6659	0.7282	0.0623
Diluted earnings per share (in euros)	0.9261	0.8968	(0.0293)	0.6780	0.7402	0.0622
Diluted earnings per share continuing operation (in euros)	0.8919	0.8626	(0.0293)	0.6648	0.7270	0.0622
Stockholders’ Equity per Share	5.94	6.03	0.09	6.48	6.62	0.1400
Net Yield	1.63%	1.63%	—	2.21%	2.21%	0.0000
Return on average total assets (ROA)	0.91%	0.89%	(0.02%)	1.01%	1.09%	0.08%
Return on average stockholders’ equity (ROE)	19.86%	18.84%	(1.02%)	19.74%	20.70%	0.96%
Average stockholders’ equity to average total assets	4.24%	4.32%	0.08%	4.62%	4.80%	0.18%
Ratio of earnings to fixed charges:
Excluding interest on deposits	1.74%	1.71%	(0.03%)	1.81%	1.91%	0.10%
Including interest on deposits	1.30%	1.28%	(0.02%)	1.37%	1.42%	0.05%

(*)	Balances of loans and contingent liabilities.

(**)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

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
The New York Federal Reserve Bank announced its decision to discontinue the publication of foreign exchange rates on December 31, 2008. From that date, the exchange rates shown are those published by the European Central Bank (“ECB”), and are based on the daily consultation procedures between central banks within and outside the European System of Central Banks, which normally takes place at 14:15 p.m. ECB time.

	Rate During Period
	Period End	Average Rate(1)
Calendar Period	($)	($)
2004	1.3538	1.2478
2005	1.1842	1.2449
2006	1.3197	1.2661
2007	1.4603	1.3797
2008	1.3919	1.4695

(1)	The average of the Noon Buying Rates for euros on the last day of each month during the period.

	Rate During Period
Last six months	High $	Low $
2008
December	1.4358	1.2634
2009
January	1.3866	1.2795
February	1.3008	1.2591
March	1.3671	1.2555
April	1.3496	1.2932
May	1.4098	1.3223
June (through June 24, 2009)	1.4238	1.3840
On June 24, 2009, the exchange rate for euros and dollars (expressed in dollars per euro), as published by the ECB, was $1.4029.
For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2 (a) of our consolidated financial statements.
B. Capitalization and indebtedness
Not Applicable.
C. Reasons for the offer and use of proceeds
Not Applicable.

D. Risk factors
Risks Relating to Our Operations
Since our loan portfolio is concentrated in Continental Europe, the United Kingdom and Latin America, adverse changes affecting the Continental European, the United Kingdom or certain Latin American economies could adversely affect our financial condition.
Our loan portfolio is concentrated in Continental Europe (in particular, Spain), the United Kingdom and Latin America. At December 31, 2008, Continental Europe accounted for approximately 52% of our total loan portfolio (Spain accounted for 38% of our total loan portfolio), while the United Kingdom and Latin America accounted for 32% and 15%, respectively. Therefore, adverse changes affecting the economies of Continental Europe (in particular, Spain), the United Kingdom or the Latin American countries where we operate would likely have a significant adverse impact on our loan portfolio and, as a result, on our financial condition, cash flows and results of operations. See “Item 4. Information on the Company—B. Business Overview.”
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
Historically, our principal source of funds has been customer deposits (demand, time and notice deposits). At December 31, 2008, 20.6% of these customer deposits were time deposits in amounts greater than $100,000. Time deposits represented 48.8%, 48.9% and 44.2% of total customer deposits at the end of 2008, 2007 and 2006, respectively. Large-denomination time deposits may be a less stable source of deposits than other type of deposits. The loss of market liquidity, triggered by the deterioration of the US sub-prime credit market, continues to affect the supply and cost of liquidity and funding. The effects of the downturn have spread to the global economy, in particular to issuances in wholesale markets (principally asset-backed securities) and to availability of liquid resources via the interbank markets. In this context, there can be no assurance that we will not incur materially higher funding costs or be required to liquidate certain assets.
We are vulnerable to the current disruptions and volatility in the global financial markets as well as to government action intended to alleviate the effects of the current financial crisis.
Since August 2007, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on interbank lending rates. In September 2008, global financial markets deteriorated sharply following the bankruptcy filing by Lehman Brothers Holdings Inc. In the days that followed, it became apparent that a number of other major financial institutions, including some of the largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, were experiencing significant difficulties.
Following the bankruptcy filing by Lehman Brothers Holdings Inc., there were runs on deposits at several financial institutions and numerous institutions sought additional capital. Central banks around the world have coordinated efforts to increase liquidity in the financial markets by taking measures such as increasing the amounts they lend directly to financial institutions, lowering interest rates and significantly increasing temporary reciprocal currency arrangements (or “swap lines”).

In an attempt to prevent the failure of the financial system, the United States and European governments have intervened on an unprecedented scale. In the United States, the federal government has taken equity stakes in several financial institutions, has implemented a program to guarantee the short-term and certain medium-term debt of financial institutions, has increased consumer deposit guarantees, and has brokered the acquisitions of certain struggling financial institutions, among other measures. In the United Kingdom, the government has effectively nationalized some of the country’s largest banks, has provided a preferred equity program open to all financial institutions and a program to guarantee short-term and certain medium-term debt of financial institutions, among other measures. In Spain, the government has increased consumer deposit guarantees, has made available a program to guarantee the debt of certain financial institutions, has created a fund to purchase assets from financial institutions and the Spanish Ministry of Economy and Finance has been authorized, on an exceptional basis and until December 31, 2009, to acquire, at the request of credit institutions resident in Spain, shares and other capital instruments (including preferred shares) issued by such institutions. There is no assurance that these measures will successfully alleviate the current financial crisis. In addition, some of these measures could lead to increased government ownership and control over financial institutions and further consolidation in the financial industry, all of which could adversely affect our business, financial condition and results of operations.
Despite the extent of the aforementioned intervention, global investor confidence remains low and credit remains relatively scarce. In addition, the world’s largest developed economies, including the United States and United Kingdom, are in the midst of economic recessions. Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to it, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers. Any such increase in capital markets funding costs or deposit rates would entail a repricing of loans, which would result in a reduction of volumes, and may also have an adverse effect on our interest margins. A further economic downturn, especially in Spain, the United Kingdom, the United States and certain Latin American countries, could also result in a further reduction in business activity and a consequent loss of income for Santander.
Risks concerning borrower credit quality and general economic conditions are inherent in our business.
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses. Adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in Spanish, United Kingdom, Latin American, United States or global economic conditions, or arising from systemic risks in the financial systems, could reduce the recoverability and value of our assets and require an increase in our level of allowances for credit losses. Deterioration in the economies in which we operate could reduce the profit margins for our banking and financial services businesses.
The financial problems faced by our customers could adversely affect us.
Market turmoil and economic recession, especially in Spain, the United Kingdom, the United States and certain Latin American countries, could materially and adversely affect the liquidity, businesses and/or financial conditions of our borrowers, which could in turn further increase our non-performing loan ratios, impair our loan and other financial assets and result in decreased demand for borrowings in general. In the context of continued market turmoil, economic recession and increasing unemployment coupled with declining consumer spending, the value of assets collateralizing our secured loans, including homes and other real estate, could decline significantly, which could result in the impairment of the value of our loan assets. Moreover, in 2008 we experienced an increase in our non-performing ratios, a deterioration in asset quality and a slowdown in business volumes, as compared to 2007. In addition, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income. Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.
We are exposed to risks faced by other financial institutions.
We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. These liquidity concerns have had, and may continue to have, a chilling effect on inter-institutional financial transactions in general. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties. A default by a significant financial counterparty, or liquidity problems in the financial services industry in general, could have a material adverse effect on our business, financial condition and results of operations.

Our exposure to Spanish, UK and US real estate markets makes us more vulnerable to adverse developments in these markets.
As mortgage loans are one of our principal assets, comprising 49% of our loan portfolio as of December 31, 2008, we are currently highly exposed to developments in real estate markets, especially in Spain, the United Kingdom and the US. In addition, we currently have exposure to certain real estate developers in Spain. From 2002 to 2007, demand for housing and mortgage financing in Spain increased significantly driven by, among other things, economic growth, declining unemployment rates, demographic and social trends, the desirability of Spain as a vacation destination and historically low interest rates in the Eurozone. The United Kingdom experienced a similar increase in housing and mortgage demand, driven by, among other things, economic growth, declining unemployment rates, demographic trends and the increasing prominence of London as an international financial center. During late 2007, the housing market began to adjust in Spain and the United Kingdom as a result of excess supply (particularly in Spain) and higher interest rates. In 2008, as economic growth came to a halt in Spain and the economy began to contract in the United Kingdom, retail interest rates continued to increase, housing oversupply persisted, unemployment continued to increase and demand continued to decrease in both countries, home prices declined while mortgage delinquencies increased. As a result, our non-performing loan ratio increased from 0.78% at December 31, 2006 to 0.94% at December 31, 2007 to 2.02% at December 31, 2008. These trends, especially higher interest and unemployment rates coupled with declining real estate prices, could have a material adverse impact on our mortgage payment delinquency rates, which in turn could have a material adverse effect on our business, financial condition and results of operations.
We may generate lower revenues from brokerage and other commission- and fee-based businesses.
Market downturns are likely to lead to declines in the volume of transactions that we execute for our customers and, therefore, to declines in our non-interest revenues. In addition, because the fees that we charge for managing our clients’ portfolios are in many cases based on the value or performance of those portfolios, a market downturn that reduces the value of the our clients’ portfolios or increases the amount of withdrawals would reduce the revenues we receive from our asset management and private banking and custody businesses.
Even in the absence of a market downturn, below-market performance by our mutual funds may result in increased withdrawals and reduced inflows, which would reduce the revenue we receive from our asset management business.
Market risks associated with fluctuations in bond and equity prices and other market factors are inherent in our business. Protracted market declines can reduce liquidity in the markets, making it harder to sell assets and leading to material losses.
The performance of financial markets may cause changes in the value of our investment and trading portfolios. In some of our business, protracted adverse market movements, particularly asset price decline, can reduce the level of activity in the market or reduce market liquidity. These developments can lead to material losses if we cannot close out deteriorating positions in a timely way. This may especially be the case for assets of the Group for which there are less liquid markets to begin with. Assets that are not traded on stock exchanges or other public trading markets, such as derivative contracts between banks, may have values that we calculate using models other than publicly quoted prices. Monitoring the deterioration of prices of assets like these is difficult and could lead to losses that we did not anticipate.
The increasing volatility of world equity markets due to the current credit crisis is having a particular impact on the financial sector. This may affect the value of our investments in entities in this sector and, depending on their fair value and future recovery expectations, could become a permanent impairment which would be subject to write-offs against our results.

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
As of December 31, 2008, our interest rate risk measured in daily Value at Risk (“VaRD”) terms amounted to €157.7 million.
Foreign exchange rate fluctuations may negatively affect our earnings and the value of our assets and shares.
Fluctuations in the exchange rate between the euro and the US dollar will affect the US dollar equivalent of the price of our securities on the stock exchanges in which our shares and ADSs are traded. These fluctuations will also affect the conversion to US dollars of cash dividends paid in euros on our ADSs.
In the ordinary course of our business, we have a percentage of our assets and liabilities denominated in currencies other than the euro. Fluctuations in the value of the euro against other currencies may adversely affect our profitability. For example, the appreciation of the euro against some Latin American currencies and the US dollar will depress earnings from our Latin American and US operations, and the appreciation of the euro against the sterling will depress earnings from our UK operations. Additionally, while most of the governments of the countries in which we operate have not imposed prohibitions on the repatriation of dividends, capital investment or other distributions, no assurance can be given that these governments will not institute restrictive exchange control policies in the future. Moreover, fluctuations among the currencies in which our shares and ADSs trade could reduce the value of your investment.
As of December 31, 2008, our largest exposures on temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the pound sterling and the Brazilian real. On that day, our largest exposures on permanent positions (with a potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the Mexican peso and the Chilean peso.
Despite our risk management policies, procedures and methods, we may nonetheless be exposed to unidentified or unanticipated risks.
Our risk management techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modeling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. If existing or potential customers believe our risk management is inadequate, they could take their business elsewhere. This could harm our reputation as well as our revenues and profits.
Our recent and future acquisitions may not be successful and may be disruptive to our business.
We have recently acquired certain financial institutions, including Sovereign Bancorp and Alliance & Leicester plc. We have also recently acquired the retail deposits, branch network and related employees of Bradford & Bingley plc. Our assessment of these acquisitions, especially Alliance and Leicester plc and Bradford & Bingley plc, is based on limited and potentially inexact information and on assumptions with respect to operations, profitability, asset quality and other matters that may prove to be incorrect. The aforementioned financial institutions have been adversely affected by the current financial crisis and in some cases, principally Alliance & Leicester plc, have material portfolios of securities that have suffered losses and could decline meaningfully in value. There can be no assurances that these institutions will not incur substantial further losses or that we will not be exposed to currently unknown liabilities resulting from these acquisitions. Any such losses or liabilities could have a material adverse effect on our business, financial condition and results of operations.

We can give no assurance that our recent and any future acquisition and partnership activities will perform in accordance with our expectations. We base our assessment of potential acquisitions and partnerships on limited and potentially inexact information and on assumptions with respect to operations, profitability and other matters that may prove to be incorrect. We can give no assurances that our expectations with regards to integration and synergies will materialize.
We may fail to realize the anticipated benefits of our recent acquisitions.
The success of our recent acquisitions will depend, in part, on our ability to realize the anticipated benefits from combining our business with the businesses of Sovereign Bancorp, Alliance & Leicester plc and Bradford & Bingley plc. It is possible that the integration process could take longer or be more costly than anticipated or could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of each company to maintain relationships with clients, customers or employees. Our efforts to integrate these companies are also likely to divert management attention and resources. If we take longer than anticipated or are not able to integrate the aforementioned businesses, the anticipated benefits of our recent acquisitions may not be realized fully or at all, or may take longer to realize than expected.
Proposals for the restructuring of the businesses we acquired from ABN AMRO are complex and may not realize the anticipated benefits for the Group.
The restructuring plan in place for the separation and integration of ABN AMRO into and among the businesses and operations of the Group is complex and involves substantial reorganization of ABN AMRO’s operations and legal structure. In addition, it contemplates activities taking place simultaneously in a number of businesses and jurisdictions. Implementation of the reorganization and the realization of the forecast benefits within the planned timetable may be challenging. Execution of the restructuring requires management resources previously devoted to the Group’s businesses and the retention of appropriately skilled ABN AMRO staff. We may not realize the benefits of the acquisition or the restructuring when expected or to the extent projected. See Item 4 of Part I, “Information on the Company—A. History and Development of the Company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations—ABN AMRO Holding, N.V. (“ABN AMRO”)”.
Increased competition in the countries where we operate may adversely affect our growth prospects and operations.
Most of the financial systems in which we operate are highly competitive. Financial sector reforms in the markets in which we operate have increased competition among both local and foreign financial institutions, and we believe that this trend will continue. In particular, price competition in Europe, Latin America and the US has increased recently. Our success in the European, Latin American and US markets will depend on our ability to remain competitive with other financial institutions. In addition, there has been a trend towards consolidation in the banking industry, which has created larger and stronger banks with which we must now compete. There can be no assurance that this increased competition will not adversely affect our growth prospects, and therefore our operations. We also face competition from non-bank competitors, such as brokerage companies, department stores (for some credit products), leasing and factoring companies, mutual fund and pension fund management companies and insurance companies.
Changes in the regulatory framework in the jurisdictions where we operate could adversely affect our business.
As a result of the current financial crisis and ensuing government intervention, it is widely anticipated that there will be a substantial increase in government regulation of the financial services industry, including the imposition of higher capital requirements, heightened disclosure standards and restrictions on certain types of transaction structures. In addition, novel proposals for new regulatory initiatives, abound in the current environment. If enacted, new regulations could require us to inject further capital into our business as well as in businesses we acquire, restrict the type or volume of transactions we enter into, or set limits on or require the modification of rates or fees that we charge on certain loan or other products, any of which could lower the return on our investments, assets and equity. We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities. Changes in regulations, which are beyond our control, may have a material effect on our business and operations. As some of the banking laws and regulations have been recently adopted, the manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, no assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have material adverse affect on our business.

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
Different disclosure and accounting principles between Spain and the US may provide you with different or less information about us than you expect.
There may be less publicly available information about us than is regularly published about companies in the United States. While we are subject to the periodic reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), the disclosure required from foreign private issuers under the Exchange Act is more limited than the disclosure required from US issuers. Additionally, we present our financial statements under IFRS-IASB which differs from U.S. GAAP.
We are exposed to risk of loss from legal and regulatory proceedings.
We face various issues that may give rise to risk of loss from legal and regulatory proceedings. These issues include appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, and conduct by companies in which we hold strategic investments or joint venture partners, could increase the number of litigation claims and the amount of damages asserted against the Group or subject the Group to regulatory enforcement actions, fines and penalties. Currently, the Bank and its subsidiaries are the subject of a number of legal proceedings and regulatory actions. An adverse result in one or more of these proceedings could have a material adverse effect on our operating results for any particular period. For information relating to the legal proceedings involving our businesses, see “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal proceedings”.
Credit, market and liquidity risks may have an adverse effect on our credit ratings and our cost of funds. Any reduction in our credit rating could increase our cost of funding and adversely affect our interest margins.
Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us and their ratings of our long-term debt are based on a number of factors, including our financial strength as well as conditions affecting the financial services industry generally.
Any downgrade in our ratings could increase our borrowing costs, limit our access to capital markets and adversely affect the ability of our business to sell or market their products, engage in business transactions—particularly longer-term and derivatives transactions—and retain our customers. This, in turn, could reduce our liquidity and have an adverse effect on our operating results and financial condition.
While the Group’s long-term debt is currently rated investment grade by the major rating agencies (Aa1 by Moody’s Investors Service España, S.A. and AA by each of Standard & Poor’s Ratings Services and Fitch Ratings Ltd., respectively), following the Group’s announcement of its proposed acquisition of Sovereign, Fitch Ratings Ltd. lowered the Group’s outlook to negative until all the necessary approvals relating to this acquisition have been received and they can better assess the scope of the risks of integration. In March 2009, Standard & Poor’s Ratings Services revised the outlook of the Group to negative based on lower expectation for economic growth in the countries in which the Group operates. In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the rating agencies will maintain their current ratings or outlooks, or with regard to those rating agencies who have a negative outlook on the Group, there can be no assurances that such agencies will revise such outlooks upward. The Group’s failure to maintain favorable ratings and outlooks could increase the cost of its funding and adversely affect the Group’s interest margins.

Our Latin American subsidiaries’ growth, asset quality and profitability may be adversely affected by volatile macroeconomic and political conditions.
The economies of the nine Latin American countries where we operate have experienced significant volatility in recent decades, characterized, in some cases, by slow or regressive growth, declining investment and hyperinflation. This volatility has resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. Latin American banking activities (including Retail Banking, Global Wholesale Banking, Asset Management and Private Banking) accounted for €2,945 million of our profit attributed to the Group for the year ended December 31, 2008 (an increase of 10% from €2,666 million for the year ended December 31, 2007). Negative and fluctuating economic conditions, such as a changing interest rate environment, impact our profitability by causing lending margins to decrease and leading to decreased demand for higher margin products and services. Negative and fluctuating economic conditions in some Latin American countries could also result in government defaults on public debt. This could affect us in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is high in several Latin American countries in which we operate.
In addition, revenues from our Latin American subsidiaries are subject to risk of loss from unfavorable political and diplomatic developments, social instability, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps and tax policies.
No assurance can be given that our growth, asset quality and profitability will not be affected by volatile macroeconomic and political conditions in the Latin American countries in which we operate.
Recent events concerning our Venezuelan subsidiary.
In August 2008 we announced that we were considering the sale of Banco de Venezuela to a Venezuelan private investor group, with whom certain undertakings were entered into; however, no agreement was reached and the sale did not occur.
We have subsequently become aware of the interest of the Government of Venezuela in Banco de Venezuela. On May 22, 2009, we announced that we had reached a preliminary agreement for the sale of our stake in this bank to the Republic of Venezuela for $1,050 million.
The parties aim at entering into a definitive agreement and closing the transaction in early July 2009. No assurances can be given, however, that this sale will occur.
The profit attributed to the Group obtained from Banco de Venezuela in 2008 amounted to €352 million, which accounted for 3.97% of our results in that fiscal year.
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
Banco Santander, S.A. (“Santander”, the “Bank” or “Parent”) is the Parent bank of Grupo Santander. It was established on March 21, 1857 and incorporated in its present form by a public deed executed in Santander, Spain, on January 14, 1875.
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
The general shareholders’ meeting held on June 23, 2007 approved the proposal to change the name of the Bank to Banco Santander, S.A.
We are incorporated under, and governed by the laws of the Kingdom of Spain. We conduct business under the commercial name “Santander”. Our corporate offices are located in Ciudad Grupo Santander, Avda. de Cantabria s/n, 28660 Boadilla del Monte (Madrid), Spain. Telephone: (011) 34-91-259-6520.
Principal Capital Expenditures and Divestitures
Acquisitions, Dispositions, Reorganizations
Our principal acquisitions and dispositions in 2008, 2007 and 2006 are as follows:
Acquisition of Sovereign
On May 31, 2006, Santander acquired shares of common stock of Sovereign Bancorp, Inc. (“Sovereign”) equal to 19.8% of Sovereign’s outstanding shares after giving effect to such purchase. The purchase price was $27 per share ($25.65 post-stock dividend), for an aggregate purchase price of $2.4 billion and generated goodwill of $760 million. The proceeds of the sale were used by Sovereign to finance a portion of the $3.6 billion cash purchase price that Sovereign paid to acquire Independence Community Bank Corp.
Under the Investment Agreement dated October 24, 2005 between Santander and Sovereign, as amended (the “Investment Agreement”), Santander had the right to increase its stake to 24.99% of Sovereign’s outstanding shares.
From time to time, since May 31, 2006, Sovereign issued shares in the ordinary course of business pursuant to the exercise of employee stock options, resulting in dilution of Santander’s ownership interest. From time to time, Santander made purchases of additional shares from Sovereign or in open market transactions to offset, or partially offset, this dilution. In addition, to prevent further dilution of our holding, in May 2008, we invested $312 million to subscribe to a $1.25 billion common stock offering completed by Sovereign.
In June 2008, we acquired additional shares of Sovereign thereby increasing our stake in the company as of June 30, 2008 to 24.39%.
On October 13, 2008, we and Sovereign announced that we would acquire Sovereign through a share exchange. At the date of the announcement, we held 24.35% of the outstanding ordinary shares of Sovereign. The capital and finance committee of Sovereign, composed of independent directors, requested that Santander consider acquiring the 75.65% of the company that it did not own. The committee assessed the transaction and recommended it to the company’s board of directors.

Under the terms of the definitive transaction agreement, which was unanimously approved by the non-Santander directors of Sovereign and by the Executive Committee of Santander, Sovereign shareholders received 0.2924 Banco Santander American Depository Shares (ADSs) for every 1 ordinary Sovereign share they owned (or 1 Banco Santander ADS for every 3.42 Sovereign shares).
On January 26, 2009, Banco Santander held an extraordinary general meeting at which the shareholders approved the capital increase for the acquisition of 75.65% of Sovereign Bancorp Inc.
On January 28, 2009, the shareholders at the general meeting of Sovereign approved the acquisition.
On January 30, 2009, the acquisition of Sovereign was completed and Sovereign became a wholly-owned subsidiary of the Santander Group. The transaction involved the issuance of 0.3206 ordinary shares of Banco Santander for each ordinary share of Sovereign (equivalent to the approved exchange of 0.2924 ADSs adjusted for the dilution arising from the capital increase carried out in December 2008). To this end, 161,546,320 ordinary shares were issued by Santander for a cash amount (par value plus share premium) of €1.3 billion.
Acquisition of Alliance & Leicester plc
On July 14, 2008, Banco Santander, S.A. and Alliance & Leicester plc reached an agreement in relation to the terms of a recommended acquisition by Banco Santander, S.A. of the entire share capital of Alliance & Leicester plc.
As part of the transaction, the shareholders of Alliance & Leicester plc received a Banco Santander share for each three shares of Alliance & Leicester plc. Prior to the share exchange date, Alliance & Leicester plc approved (and paid) an interim dividend in cash amounting to 18 pence per share. The shareholders of the Bank, acting at the general shareholders’ meeting held on September 22, 2008, agreed to increase the Bank’s capital up to a nominal amount of €71,688,495 through the issuance of a maximum of 143,376,990 shares par value €0.50 each in order to consummate the acquisition of Alliance & Leicester.
The acquisition, which was completed by means of a scheme of arrangement, was approved by the shareholders of Banco Santander, S.A. (in relation to the capital increase) and of Alliance & Leicester plc. In addition, the scheme of arrangement was approved by the UK courts and was granted the relevant permits by the UK and Spanish regulatory bodies and the relevant anti-trust authorities.
The acquisition was completed on October 10, 2008. As of that date we issued 140,950,944 new shares of Banco Santander par value €0.50 each, with a share premium of €10.73 per share. The consideration for such shares was 422,852,832 shares of Alliance & Leicester plc, par value £0.50 each, representing all of its issued ordinary capital. The new shares represent 2.2% of the total share capital of the Bank after the capital increase.
Alliance & Leicester plc is one of the UK’s major financial services group, offering a broad range of financial services and products to personal and commercial customers. At December 31, 2007, Alliance & Leicester plc Group had ordinary stockholders’ equity of £1,716 million and total assets of £79 billion. For the financial year ended December 31, 2007, the Alliance & Leicester plc Group reported profit attributable to ordinary shareholders of £257 million. At the end of 2007, Alliance & Leicester plc employed 7,293 people on a full time equivalent basis, had approximately 254 branches and some 5.5 million customers.
Acquisition of Bradford & Bingley’s branch network and retail deposits
In September 2008, following the announcement by the UK’s HM Treasury (on September 29, 2008) to take Bradford & Bingley plc into public ownership, the retail deposits and branch network were transferred, under the provisions of the Banking (Special Provisions) Act 2008, to Abbey.
As outlined in the HM Treasury statement, all of Bradford & Bingley’s customer loans and treasury assets, which included the £41 billion of mortgage assets, were placed under public ownership and were not transferred to Santander.

The transfer to Abbey consisted of £20 billion retail deposit base with 2.7 million customers and Bradford & Bingley’s branch network, including 197 retail branches, 141 agencies (distribution outlets in third party premises) and related employees.
The acquisition price was £612 million, including the transfer of £208 million worth of capital relating to off-shore companies. The transaction was financed with the cash generated by the Group’s ordinary operations. Goodwill generated by this acquisition was £160 million (equivalent to €202 million at the exchange rate of the date of the transaction).
The acquisition of Bradford & Bingley’s customer base and its retail deposits further strengthens Abbey’s retail customer deposit base and franchise. It also allows Santander to increase its presence in the UK through greater distribution scale.
ABN AMRO Holding N.V. (“ABN AMRO”)
On July 20, 2007, having obtained the regulatory authorizations required to publish the documentation on the takeover bid for ABN AMRO, the Bank, together with the Royal Bank of Scotland Group plc, Fortis N.V. and Fortis S.A./N.V. (together, the “Banks”) formally launched, through RFS Holdings B.V., the offer for all the ordinary shares, ADSs and previously convertible preference shares of ABN AMRO. The initial acceptance period of this offer (the “Offer”) ended on October 5, 2007.
On October 10, 2007, the Banks declared the Offer to be unconditional. On that date, the owners of 86% of the ordinary share capital of ABN AMRO had accepted the Offer (including certain shares that the Banks already owned and had undertaken to contribute to RFS Holdings B.V.).
On the same date, the commencement of an additional offer period was announced, during which the holders of ordinary shares and ADSs of ABN AMRO could tender them, under the same terms and conditions as those of the Offer, until October 31, 2007.
Once the aforementioned additional offer period ended, the owners of 98.8% of the ordinary share capital of ABN AMRO (excluding its treasury shares) definitively accepted the Offer.
At December 31, 2007, the investment made by the Bank in ABN AMRO amounted to €20.6 billion and consisted of the Bank’s 27.9% ownership interest in the share capital of RFS Holdings B.V., the holding entity of the shares of ABN AMRO.
Following all of these actions, the business lines were spun off from ABN AMRO with a view to subsequently integrate them into each of the Banks. The following business lines corresponded to Banco Santander: the Latin American Business Unit of ABN AMRO, which primarily consists of Banco ABN AMRO Real S.A. (“Banco Real”) in Brazil and the Banca Antoniana Popolare Veneta Spa Banking Group (“Antonveneta”), the cash relating to the sale of the consumer banking unit of ABN AMRO in the Netherlands, Interbank and DMC Consumer Finance, plus 27.9% of the assets that were not allocated to any of the Banks of the consortium and which we intend to dispose of. The spin-off process continued in 2008.
Accordingly, on March 4, 2008, the Dutch Central Bank expressed its acceptance of the overall spin-off plan, and in July 2008, it approved the individual spin-off plan for Banco Real and the business activities in Brazil. Subsequently, the Central Bank of Brazil approved the acquisition of Banco Real by Banco Santander, whereby it became effective.
The Group’s assets in Brazil also comprise those corresponding to the asset management business of ABN AMRO in Brazil, which were initially allocated to Fortis in the process of spinning off and integrating the assets of ABN AMRO, and which were acquired therefrom by the Bank in the first half of 2008 for €209 million.

As part of the assets that were spun off, in December 2008, Banco Santander Uruguay acquired the assets and liabilities of the Montevideo branch of ABN AMRO, and subsequently proceeded to merge the businesses.
Also, on May 30, 2008, Banco Santander and Banca Monte dei Paschi di Siena announced the completion of the purchase and sale of Antonveneta (excluding Interbank, its corporate banking subsidiary) for €9 billion and executed the agreement announced on November 8, 2007, which was only subject to approval by the competent authorities.
On June 2, 2008, Banco Santander entered into a definitive agreement with General Electric whereby a General Electric Group company would acquire Interbanca, and various Santander Group entities would acquire the GE Money units in Germany, Finland and Austria, GE’s card units in the UK and Ireland and its car finance unit in the UK. The base price agreed for the two transactions is €1 billion each, subject to various adjustments. These transactions were completed with the acquisition of GE Germany in the fourth quarter of 2008, and the acquisition of the remaining General Electric units and the sale of Interbanca in the first quarter of 2009.
In the third quarter of 2008, the Group sold 45% of ABN Amro Asset Management Italy SGR S.p.A. to Banca Monte di Paschi di Siena for €35 million as Banca Monte di Paschi di Siena had already acquired the remaining 55% through the acquisition of Antonveneta.
The businesses shared by the members of the consortium included subordinated liabilities issued by ABN AMRO. The portion of these liabilities relating to Santander was transferred to RBS and Fortis at market prices, giving rise to gains for Santander amounting to €741 million, which were recognized under “Gains/losses on financial assets and liabilities (net)” in the income statement for 2008.
On September 22, 2008, RFS Holdings B.V. completed the squeeze-out of the minority shareholders of ABN AMRO through the payment of €712 million to these shareholders. From that date onwards, RFS Holdings B.V. has been the sole shareholder of ABN AMRO. Banco Santander had to pay €200 million to complete this process, on the basis of its ownership interest in RFS.
Banco Real was fully consolidated in the Group’s financial statements in the fourth quarter of 2008. Previously, it had been accounted for by the equity method through the ownership interest in RFS Holding. Accordingly, the Group’s income statement includes all the results contributed to the Group by this entity since January 1, 2008. The volume of assets that Banco Real contributed to the Group amounted to approximately €44 billion, based on the exchange rate at year-end. The amount of the assets, liabilities and contingent liabilities contributed to the Group by this entity are detailed in the related notes to our consolidated financial statements.
The goodwill at the date of acquisition assigned to Banco Real following all the aforementioned transactions amounted to €8 billion (which was equivalent to €6,446 million at the exchange rate prevailing at the end of 2008).
In April 2009, ABN AMRO sold its branch in Asunción (Paraguay), after its conversion into a subsidiary, to Banco Regional (40% owned by the Rabobank group) for €42.2 million. This sale gave rise to a net gain of approximately €5 million.
Agreement between Santander and RBS’s European consumer finance unit
On April 4, 2008, Santander reached a preliminary agreement with RBS to acquire its continental European consumer finance business. The package includes activities in Germany, the Netherlands, Belgium and Austria. The acquisition was carried out by Santander Consumer Finance Germany GmbH.
The RBS European consumer finance business (RBS ECF) has 861 employees serving 2.3 million customers in Germany, the Netherlands, Belgium and Austria. Assets in 2007 averaged €2.2 billion. RBS ECF makes installment loans both directly and via partners. It has a strong presence in the credit card business both in terms of private and corporate customers, and provides consumer finance via retail chains.
The acquisition closed on July 1, 2008 for €306 million and gave rise to goodwill of €85 million.

Banco de Venezuela S.A., Banco Universal
Banco Santander announced on August 1, 2008 that it considered selling Banco de Venezuela to a Venezuelan private investor group, with whom certain undertakings were entered into. The sale however was not consummated.
Banco Santander thereafter became aware of the interest of the Government of Venezuela in Banco de Venezuela.
On May 22, 2009, we announced that we had reached a preliminary agreement for the sale of our stake in Banco de Venezuela to the Republic of Venezuela for $1,050 million.
The parties aim at entering into a definitive agreement and closing the transaction in early July 2009.
Sale and leaseback of real estate assets
On November 14, 2007, we announced that we had sold ten real estate properties to two companies of Grupo Pontegadea for €458 million, obtaining a capital gain of €216 million. At the same time, we entered into a 40-year long lease contract in connection with these properties, with an option to repurchase those properties.
On November 23, 2007, we concluded the sale of 1,152 properties to a company belonging to the Pearl Group, whose main shareholder is Sun Capital. Simultaneously, Grupo Santander entered into a lease agreement for these properties for a period between 45 to 47 years, with an option to repurchase those properties. The transaction amounted to €2,040 million, generating an approximate net capital gain of €860 million for Grupo Santander.
On September 12, 2008, we announced that we had completed a transaction with the consortium led by the United Kingdom property investor Propinvest for the sale of Ciudad Grupo Santander (our principal executive offices in Madrid, Spain) and its simultaneous lease-back for a period of 40 years, with a right to repurchase this property at the end of such period.
The amount of the sale transaction is €1.9 billion, as initially contemplated. The capital gains obtained by Santander from this sale are close to €600 million.
With this transaction, Banco Santander concluded the process involving the sale of its own buildings in Spain which commenced in 2007 within the framework of the ABN AMRO acquisition. The amount of assets sold was €4.4 billion, with capital gains of approximately €1.7 billion.
Sale of Porterbrook Leasing Company
In October 2008, Abbey reached an agreement to sell 100% of Porterbrook Leasing Company to a consortium of investors including Antin Infrastructure Partners (the BNP Paribas sponsored infrastructure fund), Deutsche Bank and Lloyds TSB, which was completed on December 8, 2008. Abbey received approximately £1.6 billion in cash. This sale gave rise to a gain of €50 million (£40 million) recognized under “Gains on disposal of assets not classified as non-current assets held for sale” in our consolidated income statement.
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
In May 2007, the tender offer failed since it did not obtain the minimum required support by BPI’s shareholders on which the bid was conditioned. The Bank of Portugal had set out a maximum level of ownership by BCP in BPI in the event that the tender offer did not succeed. Grupo Santander sold to BCP 35.5 million shares of BPI, with capital gains of €107 million. As of December 31, 2007, the Group held 1.2% of BPI.

Santander Consumer Chile, S.A. Santander Consumer Finance and the Bergé Group, through its Chilean subsidiary SKBergé, a company formed by Sigdo Koppers and Bergé (“SKB”), reached a strategic agreement to set up a finance company in Chile. SKB will have an ownership interest of between 10% and 49%, with the remaining 90% to 51% to be held by Santander Consumer Finance. The new company, which will operate under the name of Santander Consumer Chile, will engage in consumer finance, focusing on both car and other durable consumer goods and credit cards. As of December 31, 2007, Santander Consumer Finance had acquired 89% of the capital stock of Santander Consumer Chile (at a cost of €13 million) and SKBergé the remaining 11%. As of December 31, 2008, the 89% holding remained unchanged.
Financiera Alcanza S.A. de C.V. SOFOL (“Alcanza”). On June 13, 2007, Santander Consumer Finance signed an agreement with the main shareholders of Alcanza to acquire and increase the capital base of Alcanza. At December 31, 2008, Santander Consumer controlled 70% of Alcanza. As in its other markets, Santander Consumer’s business in Mexico focuses on consumer finance and auto financing as part of its growth strategy.
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
Sale of Latin American pension fund management companies. In 2007, we sold our Latin American mandatory pension fund management companies (“AFPs”) to ING Group for US$1,314 million (€906 million), generating a capital gain of €747 million. The sale included fund management companies in Mexico (Afore Santander), Chile (AFP Bansander), Colombia (AFP and Cesantía Santander) and Uruguay (Afinidad AFAP).
During the fourth quarter 2007, we sold to ING Groep NV our stake in the pension fund manager Orígenes AFJP and in the annuity provider Orígenes Seguros de Retiro, in Argentina, for a total consideration of US$166 million (€112 million), generating a capital gain of €84 million for the Group.
CB Extrobank. (“Extrobank”). In 2007, we acquired 100% of the Russian bank Extrobank for €48 million and generated goodwill of €37 million.
Drive Consumer USA Inc. (“Drive”). On September 25, 2006, we reached an agreement to acquire 90% of Drive in the US for $637 million in cash. The transaction closed in 2006 and generated goodwill of $544 million. As of June 10, 2008, Grupo Santander has bought an additional 1% stake in Drive for $17 million.
Under the agreement, the total purchase price paid by Santander could increase by a maximum of $175 million, if Drive meets certain earning targets in 2007 and 2008. In July 2007, an agreement was reached for this payment to be made early in exchange for a reduction in its amount from $175 million to $135 million (€97 million), giving rise to additional goodwill for the amount disbursed.
Drive is one of the leading auto financing companies in the automotive subprime customer segment in the United States. Based in Dallas, Texas, it is present in 35 states, with approximately 50% of its activity concentrated in Texas, California, Florida and Georgia. Drive has around 600 employees and its products are distributed through more than 10,000 auto dealer partnerships.
Until our acquisition, 64.5% of Drive was owned by HBOS plc and 35.5% by Drive’s management team. Following the acquisition by Santander, the then chairman and COO of Drive has been acting as chief executive officer, maintaining ownership of 9% of Drive, a percentage on which the parties have signed a series of options which could enable Grupo Santander to buy this 9% between 2009 and 2013 at prices linked to Drive’s earnings performance.
Sale of Abbey’s life insurance business. On September 1, 2006, Abbey sold its entire life insurance business to Resolution plc (“Resolution”) for a fixed cash consideration of €5.3 billion (£3.6 billion). This represents 97% of the embedded value of the businesses sold as reported by Abbey as of December 31, 2005, and did not generate capital gains for Grupo Santander.

The life insurance businesses sold were Scottish Mutual Assurance plc, Scottish Provident Limited and Abbey National Life plc, as well as two offshore life insurance companies, Scottish Mutual International plc and Scottish Provident International Life Assurance Limited. Abbey retained its entire branch based investment and asset management business and James Hay, its self-invested personal pension company.
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
On June 19, 2007, we announced that we had sold our final stake of 1.79% that we held in the share capital of the Italian bank Intesa Sanpaolo (the entity resulting from the merger of San Paolo-IMI and Intesa), for a total consideration of €1,206 million. The transaction generated a capital gain of €566 million for the Group.
Banco Santander Chile. On November 27, 2006 Santander announced its intention to offer up to 7.23% of Banco Santander Chile’s common stock through a public offering registered with the US Securities and Exchange Commission.
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
Fumagalli Soldan. On November 8, 2006, Santander reached an agreement with KBL Group to acquire via its specialized subsidiary, Banif, the Italian private bank, KBL Fumagalli Soldan, a subsidiary of the KBL Group. The deal was valued at €44 million. Fumagalli Soldan has offices in Rome and Milan and has assets under management of €400 million. Santander plans to integrate Fumagalli Soldan with Banif and offer its Italian customers a wider range of banking products and services. Santander already has a consumer credit activity in Italy via Santander Consumer Finance.
Antena 3 de Televisión, S.A. (“Antena 3TV”). On October 25, 2006, Antena 3TV announced that it would repurchase a 10% interest in itself which was held directly or indirectly by Santander. The transaction, approved at Antena 3TV shareholders’ general meeting held in November 2006, resulted in the acquisition by Antena 3TV of shares representing 5% of its share capital and a capital reduction through amortization of another 5%, in both cases at a price of €18 per share.
The acquisition was completed during 2006 and generated a capital gain of €294 million for Santander.
Merger of Banco Santander, S.A. and Riyal, S.L.(“Riyal”), Lodares Inversiones, S.L. Sociedad Unipersonal (“Lodares”), Somaen-Dos, S.L. Sociedad Unipersonal (“Somaen”), Gessinest Consulting, S.A. Sociedad Unipersonal (“Gessinest”) and Carvasa Inversiones, S.L. Sociedad Unipersonal (“Carvasa”). On October 23, 2006, the Bank held an extraordinary shareholders general meeting that approved the merger by absorption of Riyal, Lodares, Somaen, Gessinest and Carvasa, into Banco Santander. As a result, Banco Santander absorbed all of the other five companies mentioned above, which were wholly-owned, directly or indirectly, by Banco Santander. The absorbed companies have been terminated and all of their net corporate assets have been transferred to Banco Santander which has acquired, as universal successor, all of the rights and obligations making up the net assets of the absorbed companies.

Compañía Española de Petróleos, S.A. (“CEPSA”). In 2003 the Bank launched a takeover bid for up to 42,811,991 CEPSA shares, and the offer was accepted for 32,461,948 shares, representing an investment of €909 million.
Total, S.A. argued that the Bank’s takeover bid breached historical shareholders’ agreements between it (or its subsidiary, Elf Aquitaine, S.A. (“Elf”)) and the Bank in relation to CEPSA and, accordingly, filed a request for arbitration at the Netherlands Court of Arbitration.
On April 3, 2006, the partial award rendered by the Arbitral Tribunal which, in the framework of the Netherlands Arbitration Institute, resolved the request for arbitration filed by Total, S.A. against the Bank was notified to the parties. The Tribunal held that the side agreements contained in the agreements relating to CEPSA between the Bank and Total, S.A. (or Elf) were rendered invalid by application of Transitional Provision Three of Law 26/2003, of July 17. However, the fact that the Bank launched the aforementioned takeover bid without prior consultation with Total, S.A. caused, in the opinion of the Tribunal, an insurmountable disagreement between the two parties which, in application of the part of the agreements that was not rendered invalid, entitled Total, S.A. to repurchase from the Bank a 4.35% ownership interest in CEPSA at the price established in the agreements.
Also, the aforementioned partial award ordered the dissolution of Somaen-Dos, S.L. (sole-shareholder company), the sole purpose of which was to hold ownership interests in CEPSA, with a view to each shareholder recovering direct ownership of their respective CEPSA shares, in accordance with the agreements entered into between the Bank and Total, S.A. (or Elf). To this end, on August 2, 2006, the Bank and Riyal, S.L. entered into two agreements, one with Elf and Odival, S.A. and the other with Unión Fenosa, S.A. to enforce the partial award and separate the ownership interests that they each held through Somaen-Dos, S.L.
On October 13, 2006, Elf received notification from the European Commission communicating the authorization of the share ownership concentration resulting from the acquisition by Elf of shares representing 4.35% of the share capital of CEPSA. Consequently, we sold 11,650,893 CEPSA shares to Elf for €53 million. This sale gave rise to a loss of €158 million which was covered by a provision recognized for this purpose.
Banco Santander, S.A.’s holding in CEPSA was 32.5% of CEPSA’s share capital at December 31, 2008.
In the fourth quarter of 2008, the directors of the Bank classified the 32.5% ownership interest held in CEPSA as a non-current asset held for sale, since it intended to recover the value of the investment through the sale thereof in the short term.
On March 31, 2009, we announced that we reached an agreement with the International Petroleum Investment Company of the Emirate of Abu Dhabi for the sale of our 32.5% stake in CEPSA to the latter, at a price of €33 per share, which would be reduced by the amount of any dividends paid, prior to the closing of the transaction, charged to the 2009 fiscal year. With this transaction, our historical annual return derived from our investment in CEPSA has been 13%. The sale has no impact on Grupo Santander’s earnings.
The transaction is subject to certain conditions, which include the obtaining of the appropriate regulatory authorizations and the closing of the financing.
AFP Unión Vida. On July 25, 2006, Grupo Santander reached an agreement with Banco de Crédito Perú to sell to the latter the Peruvian pension company AFP Unión Vida for an amount, subject to adjustment, of $142 million. The transaction was completed on August 25, 2006 and generated for Santander capital gains of approximately $100 million.

Inmobiliaria Urbis, S.A (“Urbis”). In July 2006, the Group and Construcciones Reyal, S.A.U. (“Reyal”) entered into an agreement whereby Reyal undertook to launch a takeover bid for all the share capital of Urbis, at a price of €26 per share, provided that at least 50.267% of the share capital of Urbis was accepted. The Group undertook to transfer to Reyal all its ownership interest in Urbis and not to accept any competing offers. Upon completion of the terms stipulated by current legislation, on December 15, 2006, the National Securities Market Commission (Comisión Nacional del Mercado de Valores—“CNMV”) announced that the takeover bid was valid, since it had been accepted by 96.40% of the shares of Urbis. The transaction was definitively settled on December 21, 2006 and gave rise to pre-tax gains of €1,218 million.
Both Reyal and URBIS are among the largest real estate companies in Spain.
Unifin S.p.A. (“Unifin”). In May 2006, the Group acquired 70% of the Italian consumer finance entity Unifin for €44 million, giving rise to goodwill of €37 million.
Banco Santa Cruz S.A. (“Banco Santa Cruz”). On April 18, 2006, we sold our entire stake in the capital stock of our subsidiary in Bolivia, Banco Santa Cruz.
Island Finance. On January 23, 2006, our subsidiary in Puerto Rico, Santander BanCorp, and Wells Fargo & Company reached an agreement through which we would acquire the assets and business operations in Puerto Rico of Island Finance, a consumer finance company, from Wells Fargo for $742 million. The transaction was closed in the first quarter of 2006 and generated goodwill of $114 million. In 2007, we assessed our ownership interest in Island Finance and adjusted the value of the investment by $14 million. Island Finance provides consumer financing and mortgages to 205,000 customers through its 70 branches in Puerto Rico.
Interbanco S.A. (“Interbanco”). On September 14, 2005 we reached an agreement with Soluções Automóvel Globlais (“SAG”) of Portugal to form an alliance that will conduct consumer and vehicle financing operations in Portugal, as well as operational car leasing in Spain and Portugal. In January 2006, we paid €118 million to acquire 50.001% of Interbanco’s capital stock. At the close of this transaction, we combined our consumer and vehicle finance businesses in Portugal with those of SAG through the merger of Interbanco and Hispamer Portugal. Santander owns 60% of the capital stock of the combined company and SAG owns the remaining 40%.
In 2007, we acquired an additional 9.999% stake in Interbanco through Interbanco’s absorption of the branches in Portugal of Santander Consumer E.F.C, S.A. and Santander Consumer Finance, S.A. and consequently Interbanco changed its name to “Banco Santander Consumer Portugal, S.A.”. After this transaction, and subject to the original agreements, we acquired the remaining 40% for €138 million. These transactions generated goodwill of €74 million. At December 31, 2007 and December 31, 2008 we owned 100% of Banco Santander Consumer Portugal.
Capital Increases
As of December 31, 2006 and 2007, our capital stock consisted of 6,254,296,579 fully subscribed and paid shares of €0.50 par value each.
As of December 31, 2008, our capital had increased by 1,739,762,824 shares, or 27.82% of our total capital as of December 31, 2007, to 7,994,059,403 shares as a result of the following transactions:
Alliance & Leicester plc acquisition
There was a capital increase of 140,950,944 new shares of €0.50 par value each in accordance with the resolutions adopted by the Bank’s extraordinary shareholder general meeting held on September 22, 2008. One new Santander share was issued for every three Alliance & Leicester plc shares. These shares were issued on October 10, 2008.
Banco Santander rights offering
There was a capital increase of 1,598,811,880 new shares of €0.50 par value each at an issue price of €4.50 per share, which was fully paid on December 3, 2008, in connection with a right offering conducted by Banco Santander. The total amount of the issue was €7,194,653,460.

Sovereign acquisition
The acquisition of Sovereign involved the issuance, on January 30, 2009, of 0.3206 ordinary shares of Banco Santander for each ordinary share of Sovereign. To this end, 161,546,320 ordinary shares were issued by Santander for a cash amount (par value plus share premium) of €1.3 billion. At the date of filing of this report, our capital consisted of 8,155,605,723 fully subscribed and paid shares of €0.50 par value each.
Recent Events
Lehman Brothers, Inc. (“Lehman”)
On September 15, 2008, the Lehman bankruptcy was made public. Various customers of the Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying security.
On November 12, 2008, the Group announced the implementation of a solution (which was of a strictly commercial, exceptional nature and did not imply any admission of mis-selling) for holders of one of the products sold, Seguro Banif Estructurado, issued by the insurance company Axa Aurora Vida, which had as its underlying security a bond issued and guaranteed by Lehman. The solution involved replacing the Lehman issuer risk with the issuer risk of Santander Group subsidiaries. The exchange period ended on December 23, 2008. As a result of the exchange, at 2008 year-end a loss was recognized under “Gains/losses on financial assets and liabilities (net)” in the consolidated income statement for the difference of €46 million (which was equivalent to €33 million after tax) between the fair value of the bonds received and the bonds delivered in the exchange.
In February 2009, the Group offered a similar solution to other customers affected by the Lehman bankruptcy. The cost of this transaction, before tax, was €143 million (equivalent to €100 million after tax), which was recognized under “Gains/losses on financial assets and liabilities (net)” in the consolidated income statement for 2008.
At the date of this report on Form 20-F, it was known that certain claims had been filed against a Group company in relation to the marketing of the bonds referred to above. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability in relation to the insolvency of Lehman. Accordingly, it was not necessary to recognize any liability in this connection in the consolidated financial statements.
Madoff
The investigation by the US Securities and Exchange Commission (“SEC”) into the alleged fraud of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) took place in December 2008. The exposure of customers of the Group through the subfund Optimal Strategic US Equity (Optimal Strategic) was €2,330 million, of which €2,010 million related to institutional investors and international private banking customers, and the remaining €320 million were in the investment portfolios of the Group’s private banking customers in Spain.
On January 27, 2009, the Group announced its decision to offer a solution to those of its private banking customers who had invested in Optimal Strategic and had been affected by the alleged fraud. This solution, which was applied to the principal amount invested, net of redemptions, totalled €1,380 million. It consisted of a replacement of assets whereby the private banking customers could exchange their investments in Optimal Strategic US for preferred participating securities to be issued by the Group for the aforementioned amount, with an annual coupon of 2% and a call option that can be exercised by the issuer in year ten. The pre-tax cost of this transaction for the Group was €500 million, and this amount was recognized under “Gains/losses on financial assets and liabilities (net)” in the consolidated income statement for 2008.
The Group believes it has at all times exercised diligence in the management of its customers’ investments in the Optimal Strategic fund. These products have always been sold in a transparent way pursuant to applicable legislation and established Group procedures and, accordingly, the decision to offer a solution was taken in view of the exceptional circumstances of this case and based solely on commercial reasons, due to the interest the Group has in maintaining its business relationship with these customers.
At the time of the intervention, Madoff Securities was a broker-dealer authorized, registered and supervised by the SEC and was also authorized as an investment advisor by the US Financial Industry Regulatory Authority (FINRA).
As of the date of this report on Form 20-F, it was known that certain claims had been filed in relation to this matter. The Santander Group is currently assessing the advisability of taking the appropriate legal action.
On March 18, 2009, the Group issued the preferred participating securities earmarked for the replacement of assets offered to the private banking customers affected by the fraud perpetrated by Madoff Securities and the bankruptcy of Lehman who were not able to participate in the exchange made on December 23, 2008 referred to earlier in this section. The preferred participating securities have been listed on the London Stock Exchange since March 23, 2009. The level of acceptance of the exchange proposal was 94%.

On May 26, 2009, two funds managed by Optimal Investment Services, a wholly owned indirect subsidiary of Banco Santander, S.A., announced that they had entered into an agreement with Irving H. Picard, the trustee for the liquidation of Madoff Securities. Under the agreement, in exchange for the funds’ payment of the reduced demands, the trustee will allow the funds’ claims in the liquidation proceeding and reduce his clawback demands on the funds. The funds are Optimal Strategic US Equity Limited and Optimal Arbitrage Limited. These are the only Optimal Funds that had customer accounts at Madoff Securities.
The agreement provides that the funds’ claims against Madoff Securities estate would be allowed in their full amounts, calculated on a cash-in, cash-out basis, of $1,540,141,278 and $9,807,768, respectively, and the funds would be entitled to Securities Investor Protection Corporation advances of $500,000 each. The funds will pay 85% of the clawback claims that the trustee has asserted so far against the funds. The payments will total $129,057,095 for Strategic US Equity and $106,323,953 for Arbitrage.
Optimal and Santander would agree not to file any other claims against Madoff Securities estate. The agreement also contains an “equal treatment” provision, so that if the trustee settles similar clawback claims for less than 85%, the funds will receive a rebate of a portion of their payments to equalize the percentages applied to the funds.
The agreement followed the trustee’s investigation of Optimal’s conduct in dealing with Madoff Securities, including a review of Optimal’s documents relating to due diligence conducted by Optimal, in which the Trustee concluded that their conduct does not provide grounds to assert any claim against the Optimal companies or any other entity of the Santander group (other than the clawback claims described above). The funds’ potential clawback liability did not imply any wrongdoing by the funds.
The agreement contains releases of all clawback and other claims the trustee may have against the funds for any matters arising out of the funds’ investments with Madoff Securities. The trustee’s release would apply to all potential claims against other Optimal companies, Santander companies and their investors, directors, officers and employees who agree to release the trustee and the Madoff Securities estate, to the extent the claims arose out of the funds’ dealings with Madoff Securities. It also releases both funds from potential clawback liability for any other withdrawals made by them.
Madoff Securities is currently undergoing liquidation under the Securities Investor Protection Act of 1970 in the United States Bankruptcy Court in New York. Madoff Securities’ principal, Bernard L. Madoff, has pled guilty to conducting probably the largest Ponzi scheme in history. The agreement was approved by the United States Bankruptcy court in New York on June 16, 2009.
Metrovacesa, S.A. (“Metrovacesa”)
On February 20, 2009, certain credit institutions, including Banco Santander, S.A. and Banco Español de Crédito, S.A., entered into an agreement for the restructuring of the debt of the Sanahuja Group, whereby they will receive shares representing 54.75% of the share capital of Metrovacesa in consideration for payment of the Sanahuja Group’s debt.
The aforementioned agreement also envisages the acquisition by the creditor entities of an additional 10.77% of the share capital of Metrovacesa (shares for which the Sanahuja family was granted a call option for four years), which gave rise to an additional disbursement of €214 million for the Group, and other conditions concerning the administration of this company.
Following the execution of the agreement, the Santander Group had an ownership interest of 23.63% in Metrovacesa, S.A., and 5.38% of the share capital was subject to the aforementioned option.
Acquisition of Real Tokio Marine Vida e Previdencia
In March 2009 the Santander Brazil Group acquired the 50% of the insurance company Real Tokio Marine Vida e Previdencia that it did not already own from Tokio Marine for BRL 678 million (€225 million).

CEPSA
On March 31, 2009, we announced that we reached an agreement with the International Petroleum Investment Company of the Emirate of Abu Dhabi for the sale of our 32.5% stake in CEPSA to the latter, at a price of €33 per share, which would be reduced by the amount of any dividends paid, prior to the closing of the transaction, charged to the 2009 fiscal year. With this transaction, our historical annual return derived from our investment in CEPSA has been 13%. The sale has no impact on Grupo Santander’s earnings.
The transaction is subject to certain conditions, which include the obtaining of appropriate regulatory authorizations and the closing of the related financing.
France Telecom España, S.A. (“France Telecom”)
On April 29, 2009, we announced that we had reached an agreement with the company Atlas Services Nederland BV (a 100%-owned affiliate of France Telecom) on the sale of the 5.01% share package held by Grupo Santander in France Telecom España, S.A. for an amount of €377.6 million.
B. Business overview
At December 31, 2008 we had a market capitalization of €54.0 billion, stockholders’ equity of €57.6 billion and total assets of €1,049.6 billion. We had an additional €118.7 billion in mutual funds, pension funds and other assets under management at that date. As of December 31, 2008, we had 48,467 employees and 5,998 branch offices in Continental Europe, 24,379 employees and 1,303 branches in the United Kingdom, 96,405 employees and 6,089 branches in Latin America and 1,710 employees in other geographic regions (for a full breakdown of employees by country, see Item 6 of Part I, “Directors, Senior Management and Employees—D. Employees”).
We are a financial group operating principally in Spain, the United Kingdom, Portugal, other European countries, Latin America and the United States, offering a wide range of financial products.
In Latin America, we have majority shareholdings in banks in Argentina, Brazil, Chile, Colombia, Mexico, Puerto Rico, Uruguay and Venezuela.
In accordance with the criteria established by the IFRS-IASB, the structure of the operating business areas has been segmented into two levels:
Principal (or geographic) level. The activity of our operating units is segmented by geographical areas. This coincides with our first level of management and reflects our positioning in the world’s three main currency areas. The reported segments are:
•
Continental Europe. This covers all retail banking business (including Banco Banif, S.A. (“Banif”), our specialized private bank), wholesale banking and asset management and insurance conducted in Europe, with the exception of the United Kingdom. This segment includes the following units: the Santander Branch Network, Banco Español de Crédito, S.A. (“Banesto”), Santander Consumer Finance (including Drive) and Portugal.

•	United Kingdom. This includes retail and whosesale banking, asset management and insurance conducted by the various units and branches of the Group in the UK.
•
Latin America. This embraces all the financial activities conducted via our subsidiary banks and other subsidiaries in Latin America. It also includes the specialized units in International Private Banking, as an independent globally managed unit. Our business in New York is also managed in this area.

In future filings, the information about Sovereign will be disclosed under a new segment.

Secondary (or business) level. This segments the activity of our operating units by type of business. The reported segments are:
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
In addition to these operating units, which cover everything by geographic area and business, we continue to maintain a separate Financial Management and Equity Stakes area. This area incorporates the centralized activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the Parent Bank’s structural interest rate risk, as well as management of liquidity and of stockholders’ equity through issues and securitizations. As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity.
In 2008, Grupo Santander maintained the same primary and secondary operating segments as it had in 2007.
In addition, and in line with the criteria established in the IFRS-IASB, the results of businesses discontinued in 2007 (our Latin American pension management companies) and 2006 (Abbey’s insurance businesses, Urbis, Peru and Bolivia) and which were consolidated by global integration were eliminated from various lines of the income statement and included in “net profit from discontinued operations.”
Our financial statements for 2006, 2005 and 2004 have been restated and include the changes, at both the consolidated and business segment levels.
Principal level (or geographic):
Continental Europe
This area covers the banking activities of the different networks and specialized units in Europe, principally with individual clients and SMEs, as well as private and public institutions. During 2008, there were four main units within this area: the Santander Branch Network, Banesto, Santander Consumer Finance and Portugal including retail banking, global wholesale banking and asset management and insurance.
Continental Europe is the largest business area of Grupo Santander. At the end of 2008, it accounted for 43% of total customer and funds under management, 52% of total loans and credits and 54% of profit attributed to the Group of the Group’s main business areas.
The area had 5,998 branches and 48,467 employees (direct and assigned) at the end of 2008.
In 2008, the Continental Europe segment’s profit attributable to the Parent increased 11% to €4,908 million. Return on equity (“ROE”), in 2008 was 21.2%, a 0.1% decrease from 2007.
The Santander Branch Network
Our retail banking activity in Spain is carried out mainly through the branch network of Santander, with support from an increasing number of automated cash dispensers, savings books updaters, telephone banking services, electronic and internet banking.
At the end of 2008, we had 2,933 branches and a total of 19,447 employees (direct and assigned), of which one employee was hired on a temporary basis, dedicated to retail banking in Spain. Compared to 2007, there was a net increase of 46 branches and a net increase of 55 employees.
In 2008, the Santander Branch Network grew by approximately 4.0% in lending and 16.2% in profit attributable to the Parent.
In 2008, profit attributable to the Parent from the Santander Branch Network was €2,098 million, 16.2% higher than 2007, while the ROE reached 25.3% (as compared to 22.7% in 2007).

The 4% growth in lending in 2008 versus 2007 reflects a 5% decrease in mortgage activity offset by a 9% increase in other types of credits. Impaired loans grew to 2.6% from 0.6% in 2007.
Customer funds under management experienced a reduction of 4.1% during 2008, which came principally from a decrease of 37.0% in mutual funds.
Banesto
At the end of 2008, Banesto had 1,915 branches and 10,440 employees (direct and assigned), of which 39 employees were temporary, a decrease of 31 branches and 336 employees as compared to the end of 2007.
For purposes of our financial statements and this annual report on Form 20-F, we have calculated Banesto’s results of operations using the criteria described before in this annual report on Form 20-F. As a result, the data set forth herein may not coincide with the data published independently by Banesto.
In 2008, profit attributable to the Parent from Banesto was €754 million, a 12.8% increase from 2007, while the ROE reached 18.8% as compared to 18.3% in 2007.
In 2008, Banesto grew by approximately 3.0% in lending, 6.9% in customer deposits and decreased 30.5% in off-balance sheet customer funds due to the fall in mutual funds and, to a lesser extent, pension funds, as the balance of savings-insurance policies was 28% higher. Impaired loans grew to 1.6% in 2008 from 0.5% a year earlier.
Santander Consumer Finance
Our consumer financing activities are conducted through our subsidiary Santander Consumer Finance S.A. and its group of companies. Most of the activity of Santander Consumer Finance relates to auto financing, personal loans, credit cards, insurance, and customer deposits. These consumer financing activities are mainly focused on Spain, Portugal, Germany, Italy and the US. We also conduct business in the UK, Hungary, the Czech Republic, Austria, the Netherlands, Norway, Poland, Finland and Sweden.
At the end of 2008, this unit had 290 branches (as compared to 285 at the end of 2007) and 8,052 employees (direct and assigned) (as compared to 7,221 employees at the end of 2007), of which 429 employees were temporary.
In 2008, this unit generated €696 million in profit attributable to the Parent, a 3.1% decrease from 2007, while the ROE reached 17.0% (as compared to 34.1% in 2007). Three countries account for 74% of the profit attributable to the Parent: Germany (55%), Spain (14%) and Italy (5%). Of note are the increases in profit in Germany by 19.3% and Nordic countries by 29.6%; together, these increases offset the reduction in profit in Spain (which fell by 54.3%) due to the strong increase in provisions.
At the end of 2008, total lending at this subsidiary amounted to €54 billion (a 17.8% increase as compared to 2007). Two-thirds of the lending is in auto finance, with a greater share of new vehicles (34% as compared to 28% for used vehicles), and the combined share of consumer loans via dealers, cards and direct credit represent 22% of the total portfolio.
The most notable factors affecting Santander Consumer Finance’s business in 2008 have been:
•
The contraction of the European consumer market and particularly the car segment. The contraction, particularly in Spain, was however mitigated by the strength of the German market and the strong growth in Italy and the Nordic countries.

•
Business diversification in Europe enabled us to offset the weak macroeconomic situation in some markets. Because of their strong revenues and low expenses, our operations in Germany and the Nordic countries were able to offset the much lower contribution to the Parent from Spain, which was affected by larger provisions.

•	Profit attributable to the US unit rose by 5.6% in dollars and credit quality ratios remained sound for the standards of the business (NPL ratio of 4.9% and coverage of 88%).

Portugal
Our main Portuguese operations are conducted by Banco Santander Totta, S.A., and our Portuguese investment banking operations are conducted by Banco Santander de Negocios Portugal, S.A.
At the end of 2008, Portugal operated 770 branches (as compared to 763 branches at the end of 2007) and had 6,584 employees (direct and assigned) (as compared to 6,405 employees at the end of 2007), of which 248 employees were temporary.
In 2008, profit attributable to the Parent was €531 million, a 0.8% increase from 2007, while ROE was 27.0%, as compared to 28.6% in 2007.
Others
The rest of our businesses in the Continental Europe segment (Banif, Asset Management, Insurance and Global Wholesale Banking) generated profit attributable to the Parent of €829 million, 15.3% more than in 2007.
United Kingdom
As of December 31, 2008, United Kingdom accounted for 28% of the Group’s total customer and funds under management, 33% of total loans and credits and 14% of profit attributed to the Group of the Group’s main business areas.
Abbey is a significant financial services provider in the United Kingdom, being the country’s second largest residential mortgage lender and the third largest savings brand measured by outstanding balances, following the acquisitions in 2008 of Alliance & Leicester plc and Bradford and Bingley plc’s retail deposits and branch network. Abbey also provides a wide range of retail savings accounts, and operates across the full range of personal financial services.
At the end of 2008, the Group had 1,303 branches and a total of 24,379 employees (direct and assigned) of which 325 employees were temporary, in the United Kingdom. Compared to 2007, there was a net increase of 599 branches and 7,552 employees due mainly to the acquisitions described above.
For purposes of our financial statements and this annual report on Form 20-F, we have calculated Abbey’s results of operations using the criteria described before in this annual report on Form 20-F. As a result, the data set forth herein may not coincide with the data published independently by Abbey.
The figures shown below do not include any impact on the results of Alliance & Leicester whose balance sheet was consolidated into Grupo Santander at the end of 2008. Bradford and Bingley’s fourth quarter results are included in these financial statements (such results contributed to a £10 million loss attributable to the Parent).
In 2008, Abbey contributed €1,247 million profit attributable to the Parent (a 3.8% increase from 2007) which represents 14% of the Group’s total operating areas. Loans and advances increased by 9.9% and customer funds under management increased 4.9% during the same period. ROE was 28.6% (as compared to 32.3% in 2007).
In 2008 personnel expenses and general administrative expenses decreased by 5.6% and 12.2% respectively, due to continuing cost reduction activity.
Impaired loans at the end of 2008 increased to 1.0% from 0.6% at the end of 2007, while the coverage ratio increased from 66% to 69%. The increase in impaired loans was due both to the acquisition of Alliance & Leicester and to the market decline.
In May 2009, Banco Santander, S.A. announced that Abbey, Alliance & Leicester and Bradford & Bingley will be changing their names to Santander in 2010. This means any Santander customer in the UK will be able to use any of the Bank’s 1,300 branches by the end of 2010.

Latin America
At December 31, 2008, we had 6,089 offices and 96,405 employees (direct and assigned) in Latin America (as compared to 4,498 offices and 65,628 employees, respectively, at December 31, 2007), of which 257 were temporary employees. On that date, Latin America accounted for 21% of the total customer and funds under management, 15% of total loans and credits and 32% of profit attributed to the Group of the Group’s main business areas.
Profit attributable to the Parent from Latin America was €2,945 million in 2008, a 10.4% increase from 2007, while the ROE reached 26.1% (as compared to 29.1% in 2007). At the end of 2008, Latin America accounted for 32% of the operating areas’ profit attributable to the Parent after the consolidation of Banco Real in Santander Brazil and the assets and liabilities of ABN-Amro Uruguay in Santander Uruguay.
Our Latin American banking business is principally conducted by the following banking subsidiaries:

Percentage Held
at December 31, 2008
Banco Santander Río, S.A. (Argentina)	99.30
Banco Santander, S.A. (Brazil)	97.93
Banco Santander Chile	76.73
Banco Santander Colombia, S.A.	97.85
Banco Santander (Mexico), S.A., Institución de Banca Múltiple	74.95
Banco Santander Puerto Rico	90.59
Banco Santander, S.A. (Uruguay)	100.00
Banco de Venezuela, S.A. Banco Universal	98.42
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
Detailed below are the performance highlights of the main Latin American countries in which we operate:
Brazil. Santander Brazil Group, made up by Banco Santander in Brazil and Banco Real, is the third largest private financial institution in this country as of December 31, 2008. Santander Brazil Group had 3,603 branches and 21.9 million individual customers.
Lending in Brazil rose 165% in local currency in 2008 as compared to 2007, mainly due to the consolidation of Banco Real. Excluding Banco Real, lending to individual customers in Brazil grew 14% in 2008 as compared to 2007 and lending to SMEs and companies grew 45% in 2008 as compared to 2007 (all percentages are based on values in local currency).
Deposits and mutual funds in Brazil increased by 126% in 2008 as compared to 2007 in local currency.
Profit attributable to the Parent from Brazil in 2008 was €1,105 million, a 22.0% increase when compared with 2007 (a 21.9% increase in local currency). At the end of 2008 ROE was 25.5%, the ratio of non-performing loans (“NPL”) was 3.6% and the NPL coverage was 102%.
Mexico. Banco Santander (Mexico), S.A., Institución de Banca Múltiple, is one of the leading financial services companies in Mexico. It leads the third largest banking group in Mexico in terms of business volume. As of December 31, 2008, the Group had a network of 1,129 branches and 8.8 million customers in Mexico.
Loans and credits in Mexico increased in 2008 by 8% as compared to 2007. Of note were the 4% decrease in consumer credits and the increase in mortgage lending by 23% and of commercial lending by 17%.
Profit attributable to the Parent from Mexico in 2008 decreased 8.2% to €600 million (a decrease of 0.2% in local currency as compared to 2007). ROE was 20.8%, the ratio of non-performing loans was 2.4% at the end of 2008 and the NPL coverage was 132.0%.

Chile. Banco Santander Chile leads the largest financial group in the country with substantial business in loans, deposits and mutual funds and pension funds. As of December 31, 2008 the Group had 507 branches and 3.1 million customers.
Lending in Chile grew by 20% in 2008 as compared to 2007 (with 17% attributed to individuals and 16% to companies) while deposits in Chile increased by 19%.
Profit attributable to the Parent from Chile increased 0.3% in 2008 to €545 million (a 6.3% increase as compared to 2007, in local currency). ROE was 37.3%, the ratio of non-performing loans was 2.6% and the NPL coverage was 102%.
Puerto Rico. Banco Santander Puerto Rico is one of the largest financial institutions in Puerto Rico. As of December 31, 2008, the Group has 133 branches and 0.5 million customers.
Loss attributable to the Parent from Puerto Rico in 2008 was €19 million, compared to the €1 million profit obtained in 2007 due to higher net loan-loss provisions in 2008. The ratio of non-performing loans stood at 6.9% and the NPL coverage was 61%.
Venezuela. Banco de Venezuela, S.A. Banco Universal is one of the country’s largest banks with 285 branches and 3.2 million banking customers as of December 31, 2008.
The Group focused in 2008 on maximizing the return on the balance sheet, keeping comfortable levels of liquidity and boosting recurring revenues through greater customer linkage (through growth in deposits and fee-generating services) and strict control of risks. Lending and deposits rose 14% and 9%, respectively in 2008 as compared to 2007.
Profit attributable to the Parent from Venezuela grew to €317 million in 2008 from €179 million a year earlier (a 89.4% increase, in local currency). ROE stood at 58.9%, the ratio of non-performing loans was 1.9% and the NPL coverage was 126% as of December 31, 2008.
Colombia. As of December 31, 2008, Banco Santander Colombia, S.A. had 76 branches and 0.5 million banking customers.
We are focusing on developing its franchise and selective growth in business, while maintaining appropriate levels of liquidity. Lending and deposits plus mutual funds increased 2% and 34%, respectively in 2008 as compared to 2007.
Profit attributable to the Parent from Colombia was €27 million in 2008, 73.8% higher than in 2007 in local currency. The ratio of non-performing loans was 1.79% and the NPL coverage was 204% as of December 31, 2008.
Argentina. Banco Santander Río S.A. is one of Argentina’s leading banks, with 292 branches and 2.1 million banking customers as of December 31, 2008.
We focused our strategy on linking customers rather than increasing their number. On the other hand, a more selective criterion in lending was applied with greater emphasis on capturing deposits and maintaining comfortable levels of liquidity. Lending and deposits increased by 18% and 12% respectively in 2008 as compared to 2007.
Banco Santander Río made a positive contribution to the Group’s earnings, with profit attributable to the Parent of €216 million in 2008, a 24.1% increase in local currency as compared to 2007.
Uruguay. In 2008, our operations in Uruguay generated profit attributable to the Parent of €9 million with no impact from the consolidation of ABN-Amro which took place at the end of December 2008.

Secondary or business level:
Retail Banking
The Group’s Retail Banking business generated 85% of the operating areas’ total income in 2008 and 75% of profit attributable to the Parent. In 2008, Retail Banking generated total income of €26,775 million, 16.9% higher than in 2007. Profit attributable to the Parent by Retail Banking was €6,875 million, 8.8% higher than in 2007. This segment had 165,244 employees at the end of 2008.
This segment growth was affected by two principal factors. Firstly, the performance in euro terms in UK and Latin America reflected the negative impact of exchange rates, with the growth of profits based in local currencies not being fully valued when converted to euros. Secondly, incorporating the operations of one quarter of Banco Real resulted in a 3% increase in our profits.
Retail Banking in Continental Europe continued the good growth trends in volumes and earnings of the last two years. Net interest income rose 20.5% and profit before tax rose 9.2%. The main units of growth were the Santander Branch Network and Banesto Retail. The main drivers were the good evolution of business compared to the market, although quarter-on-quarter growth eased; management of prices in a changing interest rates environment and selective control of expenses.
Retail Banking in the UK in euro terms was very conditioned by the negative impact of the sterling depreciation. The 12.7% growth in revenues and 5.9% rise in expenses in 2008 (as compared to 2007), both in sterling, resulted in a further improvement in efficiency. Net loan-loss provisions increased 44.3% in 2008 (as compared to 2007) and profit before tax was 12.1% in 2008 (as compared to 2007) higher (but turned into a loss of 3.5% when converted to euros).
The results of Retail Banking in Latin America were attributable to the growth in customer business, the good performance of net interest income and net fees, and control of costs compatible with ongoing business development. In addition to the entry of Banco Real, the factors behind this segment growth were the rise in the number of individual customers and SMEs, greater linkage and development of loyalty products.
Profit before tax for Retail Banking in 2008 was lower than 2007 because there was a large increase in net loan-loss provisions partly due to the deterioration of the global economy and partly due to the unification of provisioning criteria in Brazil after the integration of Banco Real. Excluding the exchange-rate effect, profit before tax, was comparable to that in 2007.
The Global Private Banking division, created in the second half of 2007, includes institutions that specialize in financial advice and asset management for high income clients: Banif and Allfunds in Spain; Cater Allen, James Hay, Abbey Sharedealing and Abbey International in the UK and Santander Private Banking in Latin America and Italy. As well as the units of domestic private banking in Portugal and Latin America, jointly managed with local retail banks.
Profit before tax for 2008 was 4.9% lower than 2007, at €429 million. This was due to two factors. First, the evolution of exchange rates, which reduced the profit growth by 6.6%. Second, the allowances made by Banif in the last part of the year, after Lehman’s collapse.
Global Wholesale Banking
This area covers our corporate banking, treasury and investment banking activities throughout the world.
This segment, managed by Santander Global Banking & Markets, contributed 13% of the operating areas’ total income and 20% of profit attributable to the Parent in 2008. Profit attributable to the Parent in 2008 by Global Wholesale Banking amounted to €1,854 million, a 20.5% increase from 2007. This segment had 2,572 employees as of December 31, 2008.

In the case of Santander Global Banking & Markets, the improvement was due to a customer-focused business model, the area’s global capacities and connection with local units, and the strength of the Group’s capital and liquidity which made it possible to increase profit. Four factors were at play:
• First, the significant increase in customer revenues by 35% in 2008 as compared to 2007, which accounted for more than 85% of the area’s total revenues. All zones registered double digit growth after absorbing the large negative impact of exchange rates. Customer revenues in the UK and Latin America rose 51% and 37% in 2008 as compared to 2007, respectively, in euros, while Spain’s grew by 26% in 2008 as compared to 2007. Among the large markets for Global Wholesale Banking, only Portugal fell by 11% in 2008 because of the large operations in 2007.
• Second, the 29% decrease in 2008 as compared to 2007 in the results of trading activity, affected by instability in markets.
• Third, strict adjustment in 2008 of expenses and structures to the new economic environment, as a result of which total operating expenses were 0.2% lower in 2008 than in 2007.
• Lastly, a large increase in provisions because of large operations in the second half of 2008, particularly in the fourth quarter. These provisions were more than four times higher than those recorded in 2007.
These factors were reflected in our consolidated income statement with operating profit before tax increasing 23% in 2008.
Santander is present in global transaction banking (which includes cash management, trade finance and basic financing), in corporate finance (comprising mergers and acquisitions and asset and capital structuring), in credit markets (which include origination activities, risk management, distribution of structured products and debt), in rates (comprised of structuring and trading activities in financial markets of interest rate and exchange rate instruments) and in global equities (activities relating to the equity markets).
Asset Management and Insurance
This segment comprises all of our companies whose activity is the management of mutual and pension funds and insurance. At December 31, 2008, this segment accounted for 2.7% of total income and 4.1% of profit attributable to the Parent. Profit attributable to the Parent by Asset Management and Insurance was €371 million in 2008 or 17.2% lower than in 2007. This segment had 1,435 employees at the end of 2008.
Total income for this segment fell 2.8%, as the higher revenues from insurance did not offset the fall in fee income. The latter was hit by the decline in the volume of mutual funds in the main countries where the Group operates, particularly in Spain. Profit before tax for this segment was 1.3% lower in 2008 as compared to 2007. The pension fund business in Latin America played no part in the results as it was sold and discontinued in 2007. Total revenues contributed to the Group by asset management and insurance, including those recorded by the distribution networks, amounted to €3,689 million reflecting an increase of 1.3% as compared to 2007.
Asset Management
Santander Asset Management’s global business generated €1,542 million of fees in 2008 (compared to a reduction in 18.4% in 2007). Profit before tax for this segment, after deducting operating expenses (3.4% lower than in 2007) and fees paid to the networks, was 9.0% lower at €221 million. Total managed pension and mutual funds amounted to €100 billion.
Activity in developed countries was determined by the strong preference for liquidity and on-balance sheet funds. These trends, which in the fourth quarter spread to the other markets where we operate, influenced the volumes managed by Santander Asset Management.
As a result, most of our business, principally traditional management, was affected by the global fall in share prices in what was the worst year for stock markets in three decades.

Insurance
The global business of Santander Insurance generated income (fees and revenues from insurance activity) of €2,147 million in 2008 (reflecting an increase of 22.6% as compared to 2007), 6.9% of the operating areas’ total. Its total contribution to the Group’s results, the sum of profit before tax of the insurance companies and brokers (€316 million) and fees received by networks, was €2,020 million in 2008(reflecting an increase of 23.6% as compared to 2007).
The volume of premium income distributed in 2008 was more than €9.6 billion (reflecting an increase of 34% as compared to 2007). Life-savings products contributed 72% of the total, life-risk 15% and non-life 13%.
Of the total premium income, 84% was distributed by Group companies in 2008.
Santander Insurance made further progress in its global business model, developing new products and distribution channels. Of note was the launch of the “affinities channel”, which leverages relations with corporate clients to distribute insurance to their clients. Ten distribution agreements were signed. This supplements the strength of our branches (the main distribution channel) and of our direct channels.
Financial Management and Equity Stakes
At the end of 2008, this area had 1,710 employees (direct and assigned) (as compared to 1,526 employees at the end of 2007), of which 456 were temporary.
This area is responsible for a series of centralized activities and acts as the Group’s holding entity, managing all capital and reserves and assigning capital and liquidity to the other businesses. The cost of liquidity, via the transfer of funds to various businesses, is done at the short-term market rate, which was 4.26% in 2008 (as compared to 4.06% in 2007).
The area had a loss of €223 million in 2008 due to the following occurrences:
•
First, all the €3,572 million of capital gains generated in 2008, net of taxes, which equaled the amount of the extraordinary write-downs. The €586 million net extraordinary capital gains generated from the sale of Grupo Santander City, €741 million from the sale of ABN AMRO’s liabilities and the €2,245 million from the sale of the businesses in Italy acquired from ABN AMRO were assigned as follows: €1,430 million to writing down the stakes in Fortis and Royal Bank of Scotland; €904 million to amortizing the intangibles of Abbey; €386 million to a fund for restructuring costs; €382 million to an early retirement fund; €295 million to amortizing the goodwill of Santander Consumer Finance and writedowns in portfolios and €175 million to other funds. All figures are net of taxes.

In 2007, capital gains were higher than the allowances by €934 million net of taxes.
•
Second, the share of results of entities accounted for using the equity method was €780 million in 2008 compared to €427 million in 2007. This difference was due, on the one hand, to a greater contribution from RFS Holdings, B.V., which in 2008 consolidated nine months of profit after tax (in the fourth quarter it was consolidated by global integration), while in 2007 it was only accounted for by the equity method since October, the date of the acquisition, until the end of the year. CEPSA’s contribution, on the other hand, was lower because as of October 1, 2008, its profits ceased to be recorded by the equity method as the stake was transferred to non-current assets held for sale.

•
Third, gains on financial assets and liabilities were affected in 2008 by the creation of a €643 million fund (€450 million net of tax) for the victims of the Lehman collapse and the fraud by Bernard L. Madoff.

Equity Stakes: this sub-segment centralizes the management of equity stakes in financial and industrial companies.
The main events in 2007 and 2008 were the sale of 1.79% of Intesa Sanpaolo in the second quarter of 2007 (generating a capital gain of €566 million) and the consolidation of the assets acquired from ABN AMRO and the transfer of our investment in CEPSA to available for sale financial assets in 2008. On March 31, 2009, we announced that we had reached an agreement to sell our holding in CEPSA subject to certain conditions (see Item 4 of Part I, “A. History and development of the company—Principal Capital Expenditures and Divestitures—Recent events—CEPSA).
Financial Investments
Our most important financial investment as of December 31, 2008 was in Sovereign Bancorp where we had at that date a 24.99% stake. On October 13, 2008, Banco Santander, S.A. and Sovereign Bancorp Inc, the parent of Sovereign Bank, announced that Banco Santander would acquire Sovereign through a share exchange. This acquisition was completed in January 2009 (see Item 4 of Part I, “A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations—Sovereign Bancorp, Inc. (“Sovereign”)).

Industrial Portfolio
The majority of our industrial holdings portfolio consists of investments in strategic sectors related to the growth of the Spanish economy. Through our investments in these areas, we aim to contribute to the Group’s consolidated results.
The following table summarizes our main industrial holdings at December 31, 2008:

		Percentage Held
Company	Business	At December 31, 2008
France Telecom España, S.A.	Telecommunications	5.01
CEPSA	Oil and Petrochemicals	32.48
Cableuropa — Grupo ONO	Telecommunications	4.47
Financial Management: this area manages the Group’s structural exchange rate position, the structural interest rate risk of the Parent and liquidity risk. The management of liquidity risk is conducted through debt issuance and securitization.
The cost of hedging the capital of the Group’s non-euro denominated investments is another activity. The current hedging policy is aimed at protecting the capital invested and the year’s results through various instruments that are considered appropriate for their management. The main units that have exchange rate risk continued to be hedged in 2007 and 2008.
This sub-segment also manages stockholders’ equity, the allocation of capital to each business unit, and the cost of financing investments, with the result that the contribution to earnings is usually negative.
Total Revenues by Activity and Geographic Location
For a breakdown of our total revenues by category of activity and geographic market, please see Note 52 to our consolidated financial statements.
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

•
We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under IFRS. If these transactions did not qualify for such treatment, we have included income and expenses on these transactions elsewhere in our income statement. See Note 2 to our consolidated financial statements for a discussion of our accounting policies for hedging activities;

•	We have stated average balances on a gross basis, before netting our allowances for credit losses, except for the total average asset figures, which includes such netting; and
•	All average data have been calculated using month-end balances, which is not significantly different from having used daily averages.
As stated above under Item 1 of Part I, “A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganization”, on November 12, 2004, we completed the acquisition of Abbey. For consolidation purposes, Abbey’s assets and liabilities were consolidated into our balance sheet as of December 31, 2004, but Abbey’s results of operations had no impact on our income statement for 2004. Therefore, 2005 is the first year to reflect the full impact of the acquisition of Abbey.
As stated above under “Presentation of Financial Information”, we have prepared or restated our financial statements for 2004, 2005, 2006, 2007 and 2008 under IFRS.

Average Balance Sheet—Assets and Interest Income

	2008			2007			2006
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in thousand of Euros, except percentages)
ASSETS

Cash and due from central banks
Domestic	7,629,805	242,954	3.18%	3,502,564	123,432	3.52%	1,974,832	68,969	3.49%
International	23,485,926	585,195	2.49%	15,546,087	506,675	3.26%	12,436,361	405,884	3.26%

	31,115,731	828,149	2.66%	19,048,651	630,107	3.31%	14,411,193	474,853	3.30%
Due from credit entities
Domestic	10,975,976	726,670	6.62%	8,928,024	578,484	6.48%	11,519,832	460,640	4.00%
International	56,052,449	3,139,768	5.60%	56,819,791	2,306,065	4.06%	48,664,439	2,044,393	4.20%

	67,028,425	3,866,438	5.77%	65,747,815	2,884,549	4.39%	60,184,271	2,505,033	4.16%
Loans and credits
Domestic	231,139,236	13,968,547	6.04%	213,315,709	11,437,122	5.36%	177,426,121	7,678,628	4.33%
International	342,824,498	28,394,097	8.28%	331,569,337	23,765,799	7.17%	297,802,187	18,819,786	6.32%

	573,963,734	42,362,644	7.38%	544,885,046	35,202,921	6.46%	475,228,308	26,498,414	5.58%
Debt securities
Domestic	24,948,203	951,353	3.81%	20,222,647	747,248	3.70%	20,025,278	762,274	3.81%
International	74,285,312	3,607,600	4.86%	92,293,671	3,302,693	3.58%	105,609,655	3,805,616	3.60%

	99,233,515	4,558,953	4.59%	112,516,318	4,049,941	3.60%	125,634,933	4,567,890	3.64%
Income from hedging operations
Domestic		695,086			580,530			225,696
International		2,548,537			2,010,890			2,017,358

		3,243,623			2,591,420			2,243,054
Other interest-earning assets
Domestic	48,863,457	618,246	1.27%	34,107,718	692,339	2.03%	23,798,216	597,032	2.51%
International	31,527,678	729,603	2.31%	21,172,214	261,428	1.23%	19,471,268	353,326	1.81%

	80,391,135	1,347,849	1.68%	55,279,932	953,767	1.73%	43,269,484	950,358	2.20%
Total interest-earning assets
Domestic	323,556,677	17,202,856	5.32%	280,076,662	14,159,155	5.06%	234,744,279	9,793,239	4.17%
International	528,175,863	39,004,800	7.38%	517,401,100	32,153,550	6.21%	483,983,910	27,446,363	5.67%

	851,732,540	56,207,656	6.60%	797,477,762	46,312,705	5.81%	718,728,189	37,239,602	5.18%
Investments in affiliated companies
Domestic	2,576,136	—	0.00%	2,547,829	—	0.00%	3,125,583	—	—
International	10,061,096	—	0.00%	6,201,797	—	0.00%	1,561,780	—	—

	12,637,232	—	0.00%	8,749,626	—	0.00%	4,687,363	—	—
Total earning assets
Domestic	326,132,813	17,202,856	5.27%	282,624,491	14,159,155	5.01%	237,869,862	9,793,239	4.12%
International	538,236,959	39,004,800	7.25%	523,602,897	32,153,550	6.14%	485,545,690	27,446,363	5.65%

	864,369,772	56,207,656	6.50%	806,227,388	46,312,705	5.74%	723,415,552	37,239,602	5.15%

Other assets	76,735,959			70,521,710			66,552,292

Assets from discontinued operations	—			933,182			24,264,613

Total average assets	941,105,731			877,682,280			814,232,457

Average Balance Sheet—Liabilities and Interest Expense

	Year Ended December 31,
	2008			2007			2006
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in thousands of Euros, except percentages)
LIABILITIES AND STOCKHOLDERS EQUITY

Due to credit entities
Domestic	19,926,769	830,324	4.17%	16,252,916	713,601	4.39%	15,450,460	452,377	2.93%
International	94,507,378	2,863,942	3.03%	95,768,411	3,147,350	3.29%	108,302,721	3,145,329	2.90%

	114,434,147	3,694,266	3.23%	112,021,327	3,860,951	3.45%	123,753,181	3,597,706	2.91%
Customers deposits
Domestic	119,431,124	3,830,610	3.21%	111,318,636	2,974,509	2.67%	104,310,458	2,479,998	2.38%
International	241,755,987	11,682,573	4.83%	225,121,982	9,370,167	4.16%	211,167,728	8,603,441	4.07%

	361,187,111	15,513,183	4.30%	336,440,618	12,344,676	3.67%	315,478,186	11,083,439	3.51%
Marketable debt securities
Domestic	144,927,279	6,487,367	4.48%	119,308,485	5,231,367	4.38%	87,819,976	2,862,427	3.26%
International	93,000,703	4,330,281	4.66%	108,319,384	4,120,238	3.80%	86,557,319	2,966,498	3.43%

	237,927,982	10,817,648	4.55%	227,627,869	9,351,605	4.11%	174,377,295	5,828,925	3.34%
Subordinated debt
Domestic	20,505,215	1,111,241	5.42%	16,620,042	846,949	5.06%	10,264,689	466,520	4.54%
International	15,718,505	1,303,930	8.30%	16,901,157	1,253,717	7.45%	20,451,345	1,312,446	6.36%

	36,223,720	2,415,171	6.67%	33,521,199	2,100,666	6.24%	30,716,034	1,778,966	5.73%
Other interest-bearing liabilities
Domestic	55,511,051	876,041	1.58%	46,303,178	1,001,797	2.16%	31,366,911	891,733	2.84%
International	33,907,070	585,957	1.73%	29,728,313	207,522	0.70%	33,980,821	530,565	1.56%

	89,418,121	1,461,998	1.64%	76,031,491	1,209,319	1.59%	65,347,732	1,422,298	2.18%
Expenses from hedging operations
Domestic		1,402,069			480,014			(298,065)
International		2,731,528			2,012,186			1,705,396

		4,133,597			2,492,200			1,407,331
Total interest-bearing liabilities
Domestic	360,301,438	14,537,652	4.04%	309,803,257	11,248,237	3.63%	249,212,494	6,854,990	2.75%
International	478,901,624	23,498,211	4.91%	475,839,247	20,111,180	4.23%	460,459,933	18,263,675	3.97%

	839,203,062	38,035,863	4.53%	785,642,504	31,359,417	3.99%	709,672,427	25,118,665	3.54%

Other liabilities	45,332,522			41,719,064			38,792,532

Minority interest	2,432,563			2,239,676			2,264,300

Stockholders’ Equity	54,149,565			47,147,854			39,308,194

Liabilities from discontinued operations	—			933,182			24,195,003

Total average Liabilities and Stockholders’ Equity	941,105,731	38,035,863		877,682,280	31,359,417		814,232,457	25,118,665

Changes in Net Interest Income—Volume and Rate Analysis
The following tables allocate, by domicile of customer, changes in our net interest income between changes in average volume and changes in average rate for 2008 compared to 2007 and 2007 compared to 2006. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.
Volume and rate analysis

	IFRS-IASB
	2008/2007
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in thousands of euros)
Interest and similar revenues
Cash and due from central banks
Domestic	131,431	(11,909)	119,522
International	198,225	(119,705)	78,520

	329,656	(131,614)	198,042
Due from credit entities
Domestic	135,687	12,499	148,186
International	(41,322)	875,025	833,703

	94,365	887,524	981,889
Loans and credits
Domestic	1,080,878	1,450,547	2,531,425
International	947,878	3,680,420	4,628,298

	2,028,756	5,130,967	7,159,723
Debt securities
Domestic	181,860	22,245	204,105
International	(876,452)	1,181,359	304,907

	(694,592)	1,203,604	509,012
Other interest-earning assets
Domestic	185,126	(259,219)	(74,093)
International	239,515	228,660	468,175

	424,641	(30,559)	394,082
Total interest-earning assets without hedging operations
Domestic	1,714,982	1,214,163	2,929,145
International	467,844	5,845,759	6,313,603

	2,182,826	7,059,922	9,242,748
Income from hedging operations
Domestic	114,556	—	114,556
International	537,647	—	537,647

	652,203	—	652,203
Total earning assets
Domestic	1,829,538	1,214,163	3,043,701
International	1,005,491	5,845,759	6,851,250

	2,835,029	7,059,922	9,894,951

Volume and rate analysis

	IFRS-IASB
	2007/2006
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in thousands of euros)
Interest and similar revenues
Cash and due from central banks
Domestic	53,871	592	54,463
International	100,791	—	100,791

	154,662	592	155,254
Due from credit entities
Domestic	(167,848)	285,692	117,844
International	329,802	(68,130)	261,672

	161,954	217,562	379,516
Loans and credits
Domestic	1,931,005	1,827,489	3,758,494
International	2,414,694	2,531,319	4,946,013

	4,345,699	4,358,808	8,704,507
Debt securities
Domestic	7,002	(22,028)	(15,026)
International	(481,801)	(21,122)	(502,923)

	(474,799)	(43,150)	(517,949)
Other interest-earning assets
Domestic	209,538	(114,231)	95,307
International	21,035	(112,933)	(91,898)

	230,573	(227,164)	3,409
Total interest-earning assets
Domestic	2,033,568	1,977,514	4,011,082
International	2,384,521	2,329,134	4,713,655

	4,418,089	4,306,648	8,724,737
Total earning assets without hedging operations
Domestic	2,033,568	1,977,514	4,011,082
International	2,384,521	2,329,134	4,713,655

	4,418,089	4,306,648	8,724,737
Income from hedging operations
Domestic	354,834	—	354,834
International	(6,468)	—	(6,468)

	348,366	—	348,366
Total earning assets
Domestic	2,388,402	1,977,514	4,365,916
International	2,378,053	2,329,134	4,707,187

	4,766,455	4,306,648	9,073,103

Volume and rate analysis

	IFRS-IASB
	2008/2007
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in thousands of euros)
Interest and similar expenses
Due to credit entities
Domestic	152,479	(35,756)	116,723
International	(34,410)	(248,998)	(283,408)

	118,069	(284,754)	(166,685)
Customers deposits
Domestic	254,980	601,121	856,101
International	804,089	1,508,317	2,312,406

	1,059,069	2,109,438	3,168,507
Marketable debt securities
Domestic	1,136,692	119,308	1,256,000
International	(721,504)	931,547	210,043

	415,188	1,050,855	1,466,043
Subordinated debt
Domestic	211,108	53,184	264,292
International	(98,517)	148,730	50,213

	112,591	201,914	314,505
Other interest-bearing liabilities
Domestic	142,802	(268,558)	(125,756)
International	72,233	306,202	378,435

	215,035	37,644	252,679
Total interest-bearing liabilities without hedging operations
Domestic	1,898,061	469,299	2,367,360
International	21,891	2,645,798	2,667,689

	1,919,952	3,115,097	5,035,049
Expenses from hedging operations
Domestic	922,055	—	922,055
International	719,342	—	719,342

	1,641,397	—	1,641,397
Total interest-bearing liabilities
Domestic	2,820,116	469,299	3,289,415
International	741,233	2,645,798	3,387,031

	3,561,349	3,115,097	6,676,446

Volume and rate analysis

	IFRS-IASB
	2007/2006
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in thousands of euros)
Interest and similar expenses
Due to credit entities
Domestic	35,647	225,577	261,224
International	(420,360)	422,381	2,021

	(384,713)	647,958	263,245
Customers deposits
Domestic	192,011	302,500	494,511
International	576,675	190,051	766,726

	768,686	492,551	1,261,237
Marketable debt securities
Domestic	1,385,356	983,584	2,368,940
International	833,478	320,262	1,153,740

	2,218,834	1,303,846	3,522,680
Subordinated debt
Domestic	322,947	57,482	380,429
International	(263,242)	204,513	(58,729)

	59,705	261,995	321,700
Other interest-bearing liabilities
Domestic	323,359	(213,295)	110,064
International	(30,808)	(292,235)	(323,043)

	292,551	(505,530)	(212,979)
Total interest-bearing liabilities without hedging operations
Domestic	2,259,320	1,355,848	3,615,168
International	695,743	844,972	1,540,715

	2,955,063	2,200,820	5,155,883
Expenses from hedging operations
Domestic	778,079	—	778,079
International	306,790	—	306,790

	1,084,869	—	1,084,869
Total interest-bearing liabilities
Domestic	3,037,399	1,355,848	4,393,247
International	1,002,533	844,972	1,847,505

	4,039,932	2,200,820	6,240,752

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
Earning Assets — Yield Spread

	IFRS-IASB
	Year Ended December 31,
	2008	2007	2006
	(in thousands of euros, except percentages)
Average earning assets
Domestic	326,132,813	282,624,491	237,869,862
International	538,236,959	523,602,897	485,545,690

	864,369,772	806,227,388	723,415,552
Interest
Domestic	17,202,856	14,159,155	9,793,239
International	39,004,800	32,153,550	27,446,363

	56,207,656	46,312,705	37,239,602
Net interest income
Domestic	2,665,204	2,910,919	2,938,249
International	15,506,589	12,042,370	9,182,688

	18,171,793	14,953,289	12,120,937
Gross yield (1)
Domestic	5.27%	5.01%	4.12%
International	7.25%	6.14%	5.65%

	6.50%	5.74%	5.15%
Net yield (2)
Domestic	0.82%	1.03%	1.24%
International	2.88%	2.30%	1.89%

	2.10%	1.85%	1.68%
Yield spread (3)
Domestic	1.23%	1.38%	1.37%
International	2.34%	1.91%	1.68%

	1.97%	1.75%	1.61%

(1)	Gross yield is the quotient of interest on equity securities divided by average earning assets.

(2)	Net yield is the quotient of net interest income divided by average earning assets.

(3)
Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Santander—Net Interest Income”.

Return on Equity and Assets
The following table presents our selected financial ratios for the years indicated.

	Year Ended December 31,
	2008	2007	2006

ROA: Return on average total assets	1.00%	1.10%	1.01%
ROE: Return on average stockholders’ equity	17.07%	21.91%	21.39%
PAY-OUT: Dividends per average share as a percentage of net attributable income per average share	54.21%	44.92%	42.87%
Average stockholders’ equity as a percentage of average total assets	5.55%	4.71%	4.36%
Interest-Earning Assets
The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.
Interest earning assets

	IFRS-IASB
	Year Ended December 31,
	2008	2007	2006

Cash and due from Central Banks
Domestic	0.89%	0.44%	0.28%
International	2.76%	1.95%	1.73%

	3.65%	2.39%	2.01%
Due from credit entities
Domestic	1.29%	1.12%	1.60%
International	6.58%	7.12%	6.77%

	7.87%	8.24%	8.37%
Loans and credits
Domestic	27.14%	26.75%	24.69%
International	40.25%	41.58%	41.43%

	67.39%	68.33%	66.12%
Debt securities
Domestic	2.93%	2.54%	2.79%
International	8.72%	11.57%	14.69%

	11.65%	14.11%	17.48%
Other interest earning assets
Domestic	5.74%	4.28%	3.31%
International	3.70%	2.65%	2.71%

	9.44%	6.93%	6.02%
Total interest-earning assets
Domestic	37.99%	35.13%	32.67%
International	62.01%	64.87%	67.33%

	100.00%	100.00%	100.00%

Loans and Advances to Credit Institutions
The Group’s financial information included in this annual report on Form 20-F in prior years was prepared according to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. In this annual report, our financial information is prepared under IFRS-IASB. Our financial information disclosed in this section of our annual report under IFRS-IASB, only differs from the financial information previously presented under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 for the years 2004 and 2005, since the effects of the differences are not material for the years 2006 and 2007. See “Item 3. Selected Financial Data” for additional information.
The following tables show our short-term funds deposited with other banks at each of the dates indicated.

	IFRS-IASB
	At December 31,
	2008	2007	2006	2005	2004
	(in thousands of euros)
Reciprocal accounts	663,230	417,438	503,299	345,104	118,536
Time deposits	25,455,903	13,569,362	16,842,601	21,962,477	23,204,031
Reverse repurchase agreements	18,568,747	30,276,080	37,010,008	33,634,326	31,495,786
Other accounts	34,104,397	13,379,724	15,401,148	10,185,136	6,077,580

	78,792,277	57,642,604	69,757,056	66,127,043	60,895,933
Of which Impairment allowances	(253,567)	(18,487)	(12,727)	(36,046)	(53,879)
Investment Securities
At December 31, 2008, the book value of our investment securities was €124.7 billion (representing 11.9% of our total assets). These investment securities had a yield of 4.31% in 2008, compared with a yield of 3.29% in 2007, and a yield of 3.35% earned during 2006. Approximately €20.3 billion, or 16.3%, of our investment securities at December 31, 2008 consisted of Spanish Government and government agency securities. For a discussion of how we value our investment securities, see Note 2 to our consolidated financial statements.

The following tables show the book values of our investment securities by type and domicile of counterparty at each of the dates indicated.

	IFRS-IASB
	At December 31,
	2008	2007	2006
	(in thousands of euros)
Debt securities
Domestic-
Spanish Government	20,267,964	14,471,176	12,596,984
Other domestic issuer:
Public authorities	231,529	904,382	179,317
Other domestic issuer	9,076,563	9,988,779	5,900,637

Total domestic	29,576,057	25,364,338	18,676,938
International-
United States:
U.S. Treasury and other U.S. Government agencies	881,579	1,870,152	1,073,246
States and political subdivisions	1,260,494	281,453	50,218
Other securities	6,155,610	9,717,623	5,707,115

Total United States	8,297,682	11,869,229	6,830,579
Other:
Governments	20,990,003	19,465,853	21,127,122
Other securities	50,567,953	52,650,983	68,042,118

Total Other	71,557,956	72,116,836	89,169,240

Total International	79,855,638	83,986,065	95,999,820

Less- Allowance for credit losses	(181,178)	(91,753)	(90,322)
Less- Price fluctuation allowance	—	—	—

Total Debt Securities	109,250,517	109,258,650	114,586,436

Equity securities
Domestic	4,447,197	8,283,198	7,312,113
International-
United States	938,266	1,629,755	604,922
Other	10,046,522	12,874,902	14,270,821

Total international	10,984,788	14,504,658	14,875,743

Less- Price fluctuation allowance	(9,159)	(11,238)	(13,859)

Total Equity Securities	15,422,825	22,776,618	22,173,997

Total Investment Securities	124,673,342	132,035,268	136,760,433

The following table analyzes the aggregate book value and aggregate market value of the securities of single issuers, other than the Government of the United States, which exceeded 10% of our stockholders’ equity as of December 31, 2008 (and other debt securities with aggregate values near to 10% of our stockholders’ equity).

	Aggregate as of December 31, 2008
	Book value	Market value
	(in thousands of euros)
Debt securities:
Exceed 10% of stockholders’ equity:
Spanish Government	20,499,493	20,499,493
Near 10% of stockholders’ equity:
Banca Monte dei Paschi di Siena	5,393,737	5,393,737
Telefónica	5,304,409	5,304,409
ACS	5,167,568	5,167,568
The following table analyzes the maturities and weighted average yields of our debt investment securities (before impairment allowances) at December 31, 2008. Yields on tax-exempt obligations have not been calculated on a tax-equivalent basis because we do not believe the effect of such a calculation would be material.

	At December 31, 2008
		Maturing	Maturing
	Maturing	Between	Between	Maturing
	Within	1 and	5 and	After
	1 Year	5 Years	10 Years	10 Years	Total
	(in thousands of euros)
DEBT SECURITIES
Domestic:
Spanish Government	5,845,975	4,621,751	8,980,045	820,193	20,267,964
Other domestic issuer:
Public authorities	83,419	87,748	54,004	6,358	231,529
Other domestic issuer	1,906,066	2,844,639	1,176,759	3,149,099	9,076,563
Total domestic	7,835,460	7,554,138	10,210,809	3,975,650	29,576,057
International:
United States:
U.S. Treasury and other U.S. Government agencies	693,198	64,283	13,536	110,562	881,579
States and political subdivisions	13,381	1,236,181	7,177	3,755	1,260,494
Other securities	564,114	1,872,588	1,820,247	1,898,661	6,155,610
Total United States	1,270,693	3,173,052	1,840,959	2,012,978	8,297,682
Other:
Governments	4,502,484	10,410,753	1,508,962	4,567,804	20,990,003
Other securities	15,425,869	18,978,872	5,560,950	10,602,262	50,567,953
Total Other	19,928,353	29,389,625	7,069,911	15,170,066	71,557,956
Total International	21,199,047	32,562,677	8,910,871	17,183,044	79,855,638

Total debt investment securities	29,034,507	40,116,815	19,121,679	21,158,693	109,431,695

Loan Portfolio
At December 31, 2008, our total loans and advances to customers equaled €639.4 billion (60.9% of our total assets). Net of allowances for credit losses, loans and advances to customers equaled €626.9 billion at December 31, 2008 (59.9% of our total assets). In addition to loans, we had outstanding at December 31, 2004, 2005, 2006, 2007 and 2008 €63.1 billion, €77.7 billion, €91.7 billion, €102.2 billion and €123.3 billion, respectively, of undrawn balances available to third parties.
Loans by Geographic Area and Type of Customer
The following tables analyze our loans and advances to customers (including securities purchased under agreement to resell), by domicile and type of customer, at each of the dates indicated.

	IFRS-IASB
	At December 31,
	2008	2007	2006	2005 (*)	2004 (*)
	(in thousands of euros)
Borrowers in Spain:
Spanish Government	7,668,408	5,633,422	5,328,526	5,242,938	5,741,016
Commercial, financial, agricultural and industrial	56,289,775	45,169,824	71,412,545	54,799,113	48,110,367
Real estate-construction	48,098,886	46,837,281	12,391,306	7,834,447	5,417,473
Real estate-mortgage	59,784,116	59,268,463	81,718,186	65,940,697	53,456,477
Installment loans to individuals	21,505,725	21,533,074	20,058,666	14,343,281	11,295,350
Lease financing	9,252,949	9,643,516	8,668,599	7,276,200	6,097,620
Other	37,647,241	49,995,313	9,357,884	5,388,149	9,152,254

Total	240,247,100	238,080,893	208,935,712	160,824,825	139,270,557
Borrowers outside Spain:
Governments	3,029,373	2,295,763	4,969,713	6,608,103	5,713,770
Banks and other financial institutions	26,305,493	1,951,381	767,765	2,109,420	17,681,264
Commercial and industrial	127,838,494	143,045,869	128,438,265	108,145,797	55,500,956
Mortgage loans	201,112,142	179,163,680	177,631,731	161,147,496	144,827,500
Other	40,821,889	15,256,130	14,455,772	7,883,976	19,588,512

Total	399,107,390	341,712,824	326,263,246	285,894,792	243,312,002

Total loans and leases, gross	639,354,490	579,793,717	535,198,958	446,719,617	382,582,559

Allowance for possible loan losses (**)	(12,466,055)	(8,695,204)	(8,163,444)	(6,755,175)	(5,688,432)

Loans and leases, net of allowances	626,888,435	571,098,513	527,035,514	439,964,442	376,894,127

(*)
Certain figures have changed from the figures reported in the Bank’s prior annual reports on Form 20-F as a result of the restatement of information presented for 2004 and 2005 to comply with IFRS-IASB (see “Item 3A. Selected Financial Data” for a discussion of the differences and a reconciliation of the amounts previously reported).

(**)	Refers to loan losses of “Loans and Advances to customers”, excluding balances to credit institutions. See “Item 3A. Selected Financial Data”.
At December 31, 2008, our loans and advances to associated companies and jointly controlled entities amounted to €221 million (see “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions”). Excluding government-related loans and advances, the largest outstanding exposure at December 31, 2008 was €4.8 billion (0.8% of total loans and advances, including government-related loans), and the five next largest exposures totaled €11.1 billion (1.7% of total loans, including government-related loans).

Maturity
The following table sets forth an analysis by maturity of our loans and advances to customers by domicile and type of customer at December 31, 2008.

	Maturity
	Less than		One to five		Over five
	one year		years		years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in thousands of euros, except percentages)
Loans to borrowers in Spain:
Spanish Government	3,334,739	1.89%	1,433,878	0.82%	2,899,791	1.01%	7,668,408	1.20%
Commercial, financial, agriculture and industrial	27,879,053	15.78%	14,777,063	8.47%	13,633,659	4.73%	56,289,775	8.80%
Real estate:
Construction	1,358,204	0.77%	2,822,653	1.62%	43,918,029	15.24%	48,098,886	7.52%
Mortgage	4,546,051	2.57%	5,792,173	3.32%	49,445,892	17.16%	59,784,116	9.35%
Installment loans to individuals	5,626,054	3.19%	7,305,662	4.19%	8,574,009	2.98%	21,505,725	3.36%
Lease financing	3,611,121	2.04%	3,957,149	2.27%	1,684,679	0.58%	9,252,949	1.45%
Other	17,997,681	10.19%	13,577,276	7.78%	6,072,284	2.11%	37,647,241	5.89%

Total borrowers in Spain	64,352,902	36.44%	49,665,855	28.45%	126,228,342	43.80%	240,247,100	37.58%

Loans to borrowers outside Spain
Other Governments	1,382,424	0.78%	935,676	0.54%	711,274	0.25%	3,029,373	0.47%
Financial	20,755,262	11.75%	1,907,146	1.09%	3,643,085	1.26%	26,305,493	4.11%
Commercial and Industrial	61,954,099	35.08%	51,553,609	29.53%	14,330,786	4.97%	127,838,494	19.99%
Mortgage loans	7,652,630	4.33%	55,992,108	32.08%	137,467,405	47.70%	201,112,142	31.46%
Other	20,525,590	11.62%	14,504,454	8.31%	5,791,844	2.01%	40,821,889	6.38%

Total loans to borrowers outside Spain	112,270,004	63.56%	124,892,993	71.55%	161,944,394	56.20%	399,107,390	62.42%

Total loans and leases, gross	176,622,906	100.00%	174,558,848	100.00%	288,172,736	100.00%	639,354,490	100.00%
Fixed and Variable Rate Loans
The following table sets forth a breakdown of our fixed and variable rate loans having a maturity of more than one year at December 31, 2008.

	Fixed and variable rate loans
	having a maturity of more than one year
	Domestic	International	Total
	(in thousands of euros, except percentages)

Fixed rate	32,340,831	144,815,848	177,156,679
Variable rate	143,553,366	142,021,539	285,574,905

Total	175,894,197	286,837,387	462,731,584

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

	IFRS-IASB
	2008		2007		2006
		% of		% of		% of
		total		total		total
		assets		assets		assets
	(in thousands of euros, except percentages)
OECD (1) Countries:
United Kingdom.	3,546,946	0.34%	10,553,863	1.16%	8,504,530	1.02%
Other OECD Countries (2)	9,384,789	0.89%	13,371,250	1.46%	17,590,208	2.11%

Total OECD	12,931,735	1.23%	23,925,113	2.62%	26,094,738	3.13%

Non-OECD Countries
Brazil	10,169,495	0.97%	3,732,687	0.41%	3,566,010	0.43%
Other Latin American Countries (2) (3)	7,728,016	0.74%	4,488,341	0.49%	6,540,052	0.78%
Other (2)	5,847,895	0.56%	2,379,944	0.26%	2,028,035	0.24%

Total Non-OECD	23,745,407	2.27%	10,600,972	1.16%	12,134,097	1.46%

Total	36,677,142	3.50%	34,526,085	3.78%	38,228,835	4.58%

(1)	The Organization for Economic Cooperation and Development.

(2)	Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.

(3)
With regards to these cross-border outstandings, at December 31, 2006, 2007 and 2008, we had allowances for country-risk equal to €151.0 million, €105.0 million and €555.5 million, respectively. Such allowances for country-risk exceeded the Bank of Spain’s minimum requirements at such dates.

The following table sets forth the amounts of our cross-border outstandings as of December 31 of each year by type of borrower where outstandings in the borrower’s country exceeded 0.75% of total assets.

		Banks and other
		Financial	Commercial and
	Government	Institutions	Industrial	Total
	(in thousands of euros)

2006
United Kingdom	2,796	5,626,606	2,875,127	8,504,530

Total	2,796	5,626,606	2,875,127	8,504,530

2007
United Kingdom	616	3,870,351	6,682,896	10,553,863

Total	616	3,870,351	6,682,896	10,553,863

2008
Brazil	193,734	3,939,252	6,036,509	10,169,495

Total	193,734	3,939,252	6,036,509	10,169,495
Classified Assets
In the following pages, we describe Bank of Spain requirements for classification of non-performing assets. The Group establishes a credit loss recognition process that is independent of the process for balance sheet classification and removal of impaired loans from the balance sheet.
The description below sets forth the minimum requirements that are followed and applied by all of our subsidiaries. Nevertheless, if the regulatory authority of the country where a particular subsidiary is located imposes stricter or more conservative requirements for classification of the non performing balances, the more strict or conservative requirements are followed for classification purposes.
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
The Bank of Spain requires Spanish banks to charge-off immediately those non-performing assets that management believes will never be repaid. Otherwise, the Bank of Spain requires Spanish banks to charge-off non-performing assets four years after they were classified as non-performing. Accordingly, even if allowances have been established equal to 100% of a non-performing asset , the Spanish bank may maintain that non-performing asset, fully provisioned, on its balance sheet for the full four-year period if management believes based on objective factors that there is some possibility of recoverability of that asset.

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

Non-Accrual of Interest Requirements
The Group stops accruing interest on the principal amount of any asset that is classified as an impaired asset and on category 3 (transitory difficulties), category 4 (serious difficulties), category 5 (doubtful) and category 6 (bankrupt) country-risk outstandings, whether or not they are classified as impaired. The bank accounts for such collected interest on a cash basis, recording interest payments as interest income when collected.
The following table shows the amount of interest owed on non-accruing assets and the amount of such interest that was received:

	IFRS-IASB
	At December 31,
	2008	2007	2006
	(in thousands of euros)
Interest owed on non-accruing assets
Domestic	231,486	80,133	49,537
International	489,241	291,987	218,216
Total	720,727	372,120	267,754
Interest received on non-accruing assets
Domestic	95,428	81,233	86,370
International	137,550	110,015	70,435
Total	232,978	191,248	156,805
The balances of the recorded investment in impaired loans as of December 31, 2008, 2007 and 2006 are as follows:

	Thousands of Euros
	2008	2007	2006

Impaired loans less than ninety days past due	2,417,529	1,260,497	766,255
Impaired loans more than ninety days past due	11,773,284	4,918,158	3,841,292

Total impaired loans	14,190,813	6,178,655	4,607,547
The roll-forward of allowances (under IFRS-IASB) is shown in Note 10.
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

Allowances for Credit Losses and Country-Risk Requirements
We calculate simultaneously the allowances required due to credit risk attributable to the client and to country-risk and apply the ones that are more demanding.

The Bank of Spain requires that we develop internal models to calculate the allowances for both credit risk and country-risk based on historical experience. As of July 2008, the Bank of Spain had approved for regulatory capital calculation purposes the Group’s internal models affecting the vast majority of the Group’s credit risk net exposure. Bank of Spain will continue to review the models for the purpose of calculating allowances for loan losses. The calculation obtained based on the output parameters of internal models is consistent with the best estimate of the Group as to the probable losses using possible scenarios which rely on the approved internally developed models, and which constitute an appropriate basis for determining loan loss allowances. While these models are not yet approved by the Bank of Spain for loan loss allowance calculation, we are required to calculate the allowances according to the instructions described below. The difference between loan loss provisions calculated using internal models and those calculated under Bank of Spain Guidance, was not material for each one of the three years ending December 31, 2008.
The global allowances will be the sum of those corresponding to losses in specific transactions (Specific Allowances) and those not specifically assigned (General Allowance) due to credit risk, plus the Allowances for Country-Risk.
Specific and General Allowances for Credit Losses
The Group methodology for calculation of loan credit loss allowances is summarized as follows:
•
Assets classified as doubtful due to counterparty arrears: debt instruments, whoever the obligor and whatever the guarantee or collateral, with amounts more than three months past due are assessed individually, taking into account the age of the past-due amounts, the guarantees or collateral provided and the financial situation of the counterparty and the guarantors. The allowance percentages applied, based on the age of the past-due amounts, are described in Note 2.g) to our Consolidated Financial Statements.

•
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

•
General allowance for inherent losses: The Group covers its losses inherent in debt instruments not measured at fair value through profit or loss and in contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

•
Our methodology for determining the loans general allowance for incurred loan losses, intends to identify the amount of incurred losses as of the balance sheet date of loans that have not yet been identified as impaired, but that we estimate based on our past history and specific facts that will manifest within a one year lead time period from the balance sheet date. The above demonstrates those loans were having problems as of the balance sheet date. That is what we call inherent losses in the context of our internal models in which loan loss allowances are calculated.

The Group has been using since 1993 its internal models for assigning solvency and internal ratings, which measure the degree of risk of a client or transaction. Each rating corresponds to a certain probability of default or non-payment, the result of the Group’s past experience, except for some designated low default portfolios. The Group has approximately 200 internal rating models for risk admission and monitoring (models for corporate, sovereign, financial institutions; medium and small companies, retail, etc).
The ratings accorded to customers are regularly reviewed, incorporating new financial information and the experience in the development of the banking relationship with the customer. The regularity of the reviews increases in the case of clients who reach certain levels in the automatic warning systems and for those classified as special watch. The rating tools are also reviewed so that Group’s accuracy can be fine-tuned.

In order to make the internal ratings of the various models comparable and to be able to make comparisons with the ratings of external rating agencies, the Group has a master ratings scale. The comparisons are established via the probability of default associated with each rating.
The process; credit rating and parameter estimation
The credit risk associated to each transaction is quantified by means of its incurred loss. Risk measurement quantification requires following two steps; the first one is the estimation, and the second one is the assignment of the parameters that define the credit risk: Probability of Default, Loss Given Default and Exposure a Default.
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
The Group uses the concept of incurred loss to quantify the cost of the credit risk and include it in the calculation of the risk-adjusted return of its transactions. The parameters necessary for its calculation are also used to calculate economic capital and to calculate BIS II regulatory capital under internal models.
Incurred loss is the cost of the credit risk of a transaction that will manifest itself within a one year lead time from the balance sheet date considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.
The loss is calculated using statistical models that consider the following three factors: “exposure at default”, “probability of default” and “loss given default”.
•	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

•
Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction.

•
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
Estimation is based on the Group’s own internal experience, i.e. the historical records of default for each rating as well as the recoveries experience regarding non performing loans:
•
In portfolios where the internal experience of defaults is scant, such as banks, sovereigns or global wholesale banking, estimates of the parameters come from alternative sources: market prices or studies of outside agencies which draw on the shared experience of a sufficient number of institutions. These portfolios are called low default portfolios.

•	For the rest of portfolios, estimates are based on the institution’s internal experience.
The LGD calculation is based on the analysis of recoveries of past due transactions, considering not only revenues and costs associated with the collection process, but also the moment when these revenues and costs take place and all indirect costs linked to the collecting activity.
The estimation of the EaD comes from comparing the use of the lines committed at the moment of default and a normal situation, in order to identify the real consumption of the lines at the time of default.

Once estimated, the credit risk parameters are assigned to assets that are not past due and play an essential role in the risk management and decision taking processes. These parameters are used by several management tools such as (1) pre-classifications, (2) economic capital, (3) return on risk adjusted capital (RORAC) or (4) stress scenarios.
Control of the process
Internal validation is a prerequisite for supervisory validation and consists of a specialized and sufficiently independent unit obtaining a technical opinion on whether the internal model is appropriate for the purposes used (internal and regulatory) and concluding on its usefulness and effectiveness. Moreover, it must evaluate whether the risk management and control procedures are appropriate for the entity’s strategy and risk profile.
Grupo Santander’s corporate framework of internal validation is fully aligned with the criteria for internal validation of advanced models issued by the Bank of Spain. The criterion of separation of functions is maintained between Internal Validation and Internal Auditing which, as the last element of control in the Group, is responsible for reviewing the methodology, tools and work done by Internal Validation and to give its opinion on its degree of effective independence.
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
Allowances for Country-Risk
Country risk is considered to be the risk associated with counterparties resident in a given country due to circumstances other than normal commercial risk (sovereign risk, transfer risk and risks arising from international financial activity). Based on the countries’ economic performance, political situation, regulatory and institutional framework, and payment capacity and record, the Group classifies all the transactions performed with third parties into six different groups assigning to each group the credit loss allowance percentages.
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

			IFRS-IASB
	Year Ended December 31,
	2008	2007	2006	2005 (*)	2004 (*)
		(in thousands of euros)
Allowance for credit losses at beginning of year
Borrowers in Spain	4,512,000	4,318,320	2,809,599	1,679,781	1,201,260
Borrowers outside Spain	4,284,371	3,969,808	4,092,326	4,160,864	3,172,452

Total	8,796,371	8,288,128	6,901,925	5,840,645	4,373,712

Inclusion of acquired companies’ credit loss allowances
Borrowers in Spain	—	—	—	—	1.972
Borrowers outside Spain	2,310,095	7,356	164,530	4,006	1,044,042

Total	2,310,095	7,356	164,530	4,006	1,046,014

Recoveries of loans previously charged off (1)
Borrowers in Spain	129,660	148,849	123,566	105,800	145,591
Borrowers outside Spain	584,857	475,371	428,040	381,217	259,777

Total	714,517	624,220	551,606	487,017	405,368

Net provisions for credit losses (1)
Borrowers in Spain	928,236	658,989	793,898	1,048,552	359,478
Borrowers outside Spain	5,036,169	2,837,069	1,689,964	1,001,381	713,220

Total	5,964,405	3,496,058	2,483,862	2,049,933	1,072,698

Charge offs against credit loss allowance
Borrowers in Spain	(731,588)	(573,787)	(269,559)	(226,036)	(344,392)
Borrowers outside Spain	(3,820,805)	(2,746,375)	(2,100,306)	(1,293,458)	(681,036)

Total	(4,552,393)	(3,320,162)	(2,369,865)	(1,519,494)	(1,025,428)

Other movements (2)	(513,372)	(299,229)	556,070	39,818	(31,719)

Allowance for credit losses at end of year (**)
Borrowers in Spain	5,948,950	4,512,000	4,318,320	2,809,599	1,679,781
Borrowers outside Spain	6,770,673	4,284,371	3,969,808	4,092,326	4,160,864

Total	12,719,623	8,796,371	8,288,128	6,901,925	5,840,645

(*)
Certain figures have changed from the figures reported in the Bank’s prior annual reports on Form 20-F as a result of the restatement of information presented for 2004 and 2005 to comply with IFRS-IASB (see “Item 3A. Selected Financial Data” for a discussion of the differences and a reconciliation of the amounts previously reported).

(**)
Allowances for the impairment losses on the assets making up the balances of “Loans and receivables — Loans and advances to customers” and “Loans and receivables — Loans and advances to credit institutions”. See “Item 3A. Selected Financial Data”.

(1)   We have not included separate line items for charge-offs of loans not previously provided for (loans charged-off against income) and recoveries of loans previously charged-off as these are not permitted under Spanish regulation.
(2)   The changes in “Other Movements” from 2004 to 2005, to 2006, to 2007 and to 2008 principally reflects foreign exchange differences.
      The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the years indicated.

	Year Ended December 31,
	2008	2007	2006	2005 (*)	2004 (*)
	(in thousands of euros)
Recoveries of loans previously charged off-
Domestic:
Commercial, financial, agricultural, industrial	30,136	32,045	37,879	51,649	60,113
Real estate-construction	4,860	10,718	5,646	140	2,488
Real estate-mortgage	11,480	17,644	11,249	5,226	24,799
Installment loans to individuals	74,973	70,082	59,726	32,303	44,340
Lease finance	6,198	4,517	5,023	2,903	4,050
Other	2,011	13,844	4,043	13,579	9,800

Total Borrowers in Spain	129,660	148,849	123,566	105,800	145,591
Borrowers outside Spain
Government and official institutions	—	8	1,126	1	1,958
Bank and other financial institutions	18,606	2,735	21	1,691	10,373
Commercial and industrial	483,589	397,126	299,302	292,279	141,324
Mortgage loans	28,494	30,360	7,751	3,468	8,288
Other	54,169	45,141	119,840	83,778	97,834

Borrowers outside Spain	584,857	475,371	428,040	381,217	259,777

Total	714,517	624,220	551,606	487,017	405,368
Net provisions for credit losses-
Domestic:
Commercial, financial, agricultural, industrial	265,121	(278,356)	405,914	416,993	138,159
Real estate-construction	(76,668)	240,462	20,430	70,124	(257)
Real estate-mortgage	276,578	298,645	96,209	87,823	19,046
Installment loans to individuals	399,651	383,582	278,223	226,177	50,319
Lease finance	26,619	16,038	55,894	27,864	9,510
Other	36,936	(1,383)	(62,772)	269,571	142,701

Total Borrowers in Spain	928,236	658,989	793,898	1,048,552	359,478
Borrowers outside Spain
Government and official institutions	(8,344)	(1,797)	2,035	16,836	(5,085)
Bank and other financial institutions	94,376	(35,598)	72,479	1,698	46,117
Commercial and industrial	2,709,732	2,016,115	1,128,005	820,912	472,200
Mortgage loans	242,965	237,553	11,612	88,812	64,375
Other	1,997,441	620,796	475,833	73,123	135,613

Borrowers outside Spain	5,036,169	2,837,069	1,689,964	1,001,381	713,220

Total	5,964,405	3,496,058	2,483,862	2,049,933	1,072,698

(*)
Certain figures have changed from the figures reported in the Bank’s prior annual reports on Form 20-F as a result of the restatement of information presented for 2004 and 2005 to comply with IFRS-IASB (see “Item 3A. Selected Financial Data” for a discussion of the differences and a reconciliation of the amounts previously reported).

	Year Ended December 31,
	2008	2007	2006	2005 (*)	2004 (*)
Charge offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(121,751)	(140,715)	(55,982)	(113,357)	(158,248)
Real estate-construction	(34,429)	(29,466)	(18,911)	(8)	(667)
Real estate-mortgage	(61,618)	(11,807)	(7,284)	(14,674)	(36,253)
Installment loans to individuals	(503,166)	(356,532)	(184,218)	(67,554)	(113,652)
Lease finance	(2,693)	(1,344)	(1,775)	(8,007)	(2,249)
Other	(7,931)	(33,924)	(1,389)	(22,436)	(33,323)

Total Borrowers in Spain	(731,588)	(573,787)	(269,559)	(226,036)	(344,392)
Borrowers outside Spain
Government and official institutions	—	—	(174)	—	(1,706)
Bank and other financial institutions	(25)	(2,432)	(12,189)	(86)	(85,339)
Commercial and industrial	(2,807,232)	(1,969,576)	(1,333,617)	(1,120,180)	(551,804)
Mortgage loans	(1,736)	(6,693)	(46,603)	(30,562)	(4,923)
Other	(1,011,811)	(767,674)	(707,723)	(142,630)	(37,265)

Borrowers outside Spain	(3,820,805)	(2,746,375)	(2,100,306)	(1,293,458)	(681,036)

Total	(4,552,393)	(3,320,162)	(2,369,865)	(1,519,494)	(1,025,428)

	IFRS-IASB
	December 31,
	2008	%	2007	%	2006	%	2005 (*)%		2004 (*)%
	(in thousands of euros, except percentages)
Allowances for Credit Losses
Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,853,171	22.43	2,058,128	23.40	2,302,546	27.78	1,576,418	22.84	885,088	15.15
Real estate-construction	327,138	2.57	475,907	5.41	267,771	3.23	207,302	3.00	4,696	0.08
Real estate-mortgage	1,271,684	10.00	805,437	9.16	457,132	5.52	186,574	2.70	122,264	2.09
Installment loans to individuals	1,182,274	9.29	926,917	10.53	889,283	10.73	469,677	6.81	291,178	4.99
Lease finance	112,874	0.89	162,405	1.85	166,542	2.01	75,777	1.10	62,239	1.07
Other	201,809	1.59	83,207	0.95	235,046	2.84	293,851	4.26	314,317	5.38

Total Borrowers in Spain	5,948,950	46.77	4,512,000	51.30	4,318,320	52.10	2,809,599	40.71	1,679,781	28.76
Borrowers outside Spain:
Government and official institutions	13,653	0.11	25,650	0.29	30,054	0.36	41,302	0.60	53,966	0.92
Bank and other financial institutions	313,040	2.46	101,387	1.15	149,729	1.81	68,122	0.99	176,115	3.02
Commercial and industrial	4,517,625	35.52	2,762,325	31.40	2,670,075	32.22	3,413,736	49.46	3,551,929	60.81
Mortgage loans	1,615,112	12.70	1,354,866	15.40	831,972	10.04	363,980	5.27	199,022	3.41
Other	311,242	2.45	40,142	0.46	287,978	3.47	205,186	2.97	179,832	3.08

Total Borrowers outside Spain	6,770,673	53.23	4,284,371	48.70	3,969,808	47.90	4,092,326	59.29	4,160,864	71.24

Total	12,719,623	100.00	8,796,371	100.00	8,288,128	100.00	6,901,925	100.00	5,840,645	100.00

(*)
Certain figures have changed from the figures reported in the Bank’s prior annual reports on Form 20-F as a result of the restatement of information presented for 2004 and 2005 to comply with IFRS-IASB (see “Item 3A. Selected Financial Data” for a discussion of the differences and a reconciliation of the amounts previously reported).

Impaired Assets
The following tables show our impaired assets, excluding country-risk. We do not keep records classifying assets as non-accrual, past due, restructured or potential problem loans, as those terms are defined by the SEC. However, we have estimated the amount of our assets that would have been so classified, to the extent possible, below.

	IFRS
	At December 31,
	2008	2007	2006	2005	2004
	(in thousands of euros, except percentages)
Non-performing assets
Past-due and other non-performing assets (1) (2) (3):
Domestic	6,405,803	1,887,167	1,288,857	1,110,784	1,018,088
International	7,785,010	4,291,488	3,318,690	3,230,716	3,096,603

Total	14,190,813	6,178,655	4,607,547	4,341,500	4,114,691

Non-performing loans as a percentage of total loans	2.02%	0.94%	0.78%	0.88%	0.96%

Net loan charge-offs as a percentage of total loans	0.55%	0.41%	0.31%	0.21%	0.14%

(1)
We estimate that the total amount of our non-performing assets fully provisioned under IFRS and which under US banking practices would have been charged-off from the balance sheet was €1,567.0 million, €1,302.6 million, €1,206.5 million, €1,582.0 million and €2,877.6 million at December 31, 2004, 2005, 2006, 2007 and 2008 respectively.

(2)	Non-performing assets due to country risk were €122.4 million, €121.1, million €83.0 million, €6.7 million and €2.6 million at December 31, 2004, 2005, 2006, 2007 and 2008 respectively.

(3)
We estimate that at December 31, 2004, 2005, 2006, 2007 and 2008 (i) the total amount of our non-performing past-due assets was €3,501.0 million, €3,367.1 million, €3,841.2 million, 4,918.2 million and €11,773.3 million respectively, and (ii) the total amount of our other non-performing assets was €613.7 million, €974.4 million, €766.3 million, €1,260.5 million and €2,417.5 million respectively.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at December 31, 2008 (unrelated to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.
Evolution of Impaired Assets
The following tables show the movement in our impaired assets (excluding country-risk, see “—Country-Risk Outstandings”).

	IFRS
	Quarter ended				Year ended	Year ended	Year ended	Year ended	Year ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in thousands of euros)	2008	2008	2008	2008	2008	2007	2006	2005	2004

Opening balance	6,178,655	7,148,069	8,603,616	10,583,570	6,178,655	4,607,547	4,341,500	4,114,691	3,512,727
Net additions	1,853,853	2,451,266	3,097,305	5,604,341	13,006,765	4,891,270	2,635,912	1,737,692	1,627,392
Writeoffs	(884,439)	(995,719)	(1,117,351)	(1,997,097)	(4,994,606)	(3,320,162)	(2,369,865)	(1,510,883)	(1,025,428)

Closing balance (1)	7,148,069	8,603,616	10,583,570	14,190,814	14,190,814	6,178,655	4,607,547	4,341,500	4,114,691

(1)	Non-performing assets due to country-risk were €2.6 million, €6.7 million, €83.0 million, €121.1 million and €122.4 million at December 31, 2008, 2007, 2006, 2005 and 2004 respectively.

Impaired Asset Ratios
The following tables show the ratio of our impaired assets to total computable credit risk and our coverage ratio at December 31, 2008, 2007, 2006, 2005 and 2004.

	IFRS
	At December 31,
	2008	2007	2006	2005 (*)	2004 (*)
		(in thousands of euros, except percentages)

Computable credit risk (1)	697,199,713	649,342,484	588,372,837	489,662,040	411,482,598

Non-performing assets
Mortgage loans	3,564,812	1,843,628	1,364,317	1,209,137	1,352,564
Other	10,626,001	4,335,027	3,243,230	3,132,363	2,762,127

Total non performing assets	14,190,813	6,178,655	4,607,547	4,341,500	4,114,691

Allowances for non-performing assets	12,862,981	9,302,230	8,626,937	7,047,475	5,656,571

Ratios
Non-performing assets to computable credit risk	2.04%	0.95%	0.78%	0.89%	1.00%
Coverage ratio (2)	90.64%	150.55%	187.23%	162.33%	137.47%

(*)	Certain figures have changed from the figures reported in the Bank’s prior annual reports on Form 20-F as a result of the differences described under “Item 3A. Selected Financial Data”.

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.

(2)	Allowances for non-performing assets as a percentage of non-performing assets.
Other Non-Accruing Assets
As described above under “—Bank of Spain Classification Requirements”, we do not classify our loans to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired assets. However, as described above under “—Allowances for Credit Losses and Country-Risk Requirements—Allowances for Country-Risk” and “—Non-Accrual of Interest Requirements”, we account for such loans on a cash basis (non-accruing) and set aside certain allowances for such loans. We treat category 5 (doubtful countries) country-risk outstandings as both a non-accruing and impaired asset. Total non-accruing assets other than country risk at December 31, 2004, 2005, 2006, 2007 and 2008 were €717.5 million, €626.5 million, €874.5 million, €893.6 million and €5,413.2 million, respectively.

	IFRS-IASB
	Year Ended December 31,
	2008	2007	2006	2005	2004
		(in millions of euros)
Summary of non-accrual assets
Assets classified as Non Performing Assets	14,190.8	6,178.7	4,607.5	4,341.5	4,114.7
Non Performing Assets due to country risk	2.6	6.7	83.0	121.1	122.4
Other assets on non-accrual status due to country risk	5,413.2	893.6	874.5	626.5	717.5

Total non-accruing assets	19,606.6	7,078.9	5,565.1	5,089.1	4,954.5
As of December 31, 2006, 2007 and 2008, the amounts of “restructured loans”, none of which were classified as non-performing, were €403.0 million, €465.2 million and €648.7 million, respectively.

Foreclosed Assets
The tables below set forth the movements in our foreclosed assets for the periods shown.

	IFRS-IASB
	Quarterly movements				Year Ended December 31,
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
	2008	2008	2008	2008	2008	2007	2006
			(in thousands of euros, except percentages)
Opening balance	494,567	591,682	685,642	938,046	494,567	408,450	408,042
Foreclosures	293,339	282,504	497,317	639,661	1,712,821	851,152	639,808
Sales	(196,224)	(188,544)	(244,913)	(267,718)	(897,399)	(765,035)	(639,400)
Gross foreclosed assets	591,682	685,642	938,046	1,309,989	1,309,989	494,567	408,450
Allowances established	(117,299)	(131,458)	(144,316)	(169,030)	(169,030)	(111,026)	(129,611)
Allowance as a percentage of foreclosed assets	19.82%	19.17%	15.38%	12.90%	12.90%	22.45%	31.73%

Closing balance (net)	474,383	554,184	793,730	1,140,959	1,140,959	383,541	278,839
Liabilities
Deposits
The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits. For an analysis, by domicile of customer, of average domestic and international deposits by type for 2005, 2006, 2007 and 2008, see “—Average Balance Sheets and Interest Rates—Liabilities and Interest Expense”.
We compete actively with other commercial banks and with savings banks for domestic deposits. Our share of customer deposits in the Spanish banking system (including Cajas de Ahorros) was 16.5% at December 31, 2008, according to figures published by the Spanish Banking Association (AEB) and the Confederación Española de Cajas de Ahorros (“CECA”). See “—Competition”.
The following tables analyze our year-end deposits.

Deposits (from central banks and credit institutions and Customers) by type of deposit

	IFRS-IASB
	At December 31,
	2008	2007	2006
	(in thousands of euros)
Deposits from central banks and credit institutions-
Reciprocal accounts	509,282	562,619	411,314
Time deposits	82,559,946	71,227,723	63,600,204
Other demand accounts	2,527,834	2,466,369	2,225,037
Repurchase agreements	41,651,446	36,615,910	45,417,839
Central bank credit account drawdowns	2,626,262	2,008,927	1,348,815
Other financial liabilities associated with transferred financial assets	—	—	—
Hybrid financial liabilities	2,600	15,760	34,852

Total	129,877,370	112,897,308	113,038,061

Customer deposits-
Demand deposits-
Current accounts	94,773,159	87,136,743	89,151,030
Savings accounts	115,673,794	90,727,525	93,717,633
Other demand deposits	3,035,757	3,593,720	2,025,095
Time deposits-
Fixed-term deposits	143,130,514	92,375,364	86,070,957
Home-purchase savings accounts	295,458	296,768	324,262
Discount deposits	11,625,840	9,933,139	7,132,341
Funds received under financial asset transfers	2	0	0
Hybrid financial liabilities	8,159,893	8,494,773	4,994,535
Other financial liabilities associated with transferred financial assets	—	—	—
Other time deposits	290,053	113,562	470,140
Notice deposits	1,764,954	283,301	45,849
Repurchase agreements	41,480,026	62,451,624	47,015,928

Total	420,229,450	355,406,519	330,947,770

Total deposits	550,106,820	468,303,827	443,985,831

Deposits (from central banks and credit institutions and Customers) by location of office

		IFRS-IASB
	At December 31,
	2008	2007	2006
	(in thousands of euros)
Deposits from central banks and credit institutions-
Due to credit institutions
Offices in Spain	61,175,697	66,139,163	45,788,408
Offices outside Spain:
Other EU countries	55,594,532	31,782,431	47,733,849
United States	722,833	421,513	300,336
Other OECD countries (1)	38,067	44,136	24,509
Central and South America (1)	12,291,897	14,502,083	19,146,367
Other	54,344	7,982	44,592
Total offices outside Spain	68,701,673	46,758,145	67,249,653

Total	129,877,370	112,897,308	113,038,061

Customer deposits
Offices in Spain	142,376,596	131,833,844	120,234,884
Offices outside Spain:
Other EU countries	170,778,310	134,505,644	136,706,618
United States	8,440,893	17,881,211	7,512,963
Other OECD countries (1)	470,721	189,548	79,117
Central and South America (1)	96,103,045	69,360,898	64,984,913
Other	2,059,885	1,635,374	1,429,275
Total offices outside Spain	277,852,854	223,572,675	210,712,886

Total	420,229,450	355,406,519	330,947,770

Total deposits	550,106,820	468,303,827	443,985,831

(1)	In this schedule Mexico is classified under “Central and South America”.
The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of $100,000 or more for the year ended December 31, 2008. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	December 31, 2008
	Domestic	International	Total
	(in thousands of euros)

Under 3 months	17,421,199	21,444,265	38,865,464
3 to 6 months	4,752,135	6,871,811	11,623,946
6 to 12 months	9,469,904	9,906,166	19,376,070
Over 12 months	1,920,600	14,879,650	16,800,250

Total	33,563,838	53,101,892	86,665,730

The aggregate amount of deposits held by non-resident depositors (banks and customers) in our domestic branch network was €37.9 million, €48.7 million and €52.8 million at December 31, 2006, 2007 and 2008, respectively.
Short-Term Borrowings

			IFRS-IASB
	At December 31,
	2008		2007		2006
		Average		Average		Average
	Amount	Rate	Amount	Rate	Amount	Rate
		(in thousands of euros, except percentages)
Short-Term Borrowings
Securities sold under agreements to repurchase (principally Spanish Treasury notes and bills):
At December 31	83,531,515	4.12%	99,067,534	3.66%	92,433,767	4.39%
Average during year	84,194,507	3.78%	90,977,794	3.86%	101,682,243	3.74%
Maximum month-end balance	99,067,534		99,067,534		129,816,503
Other short-term borrowings:
At December 31	41,759,661	4.89%	32,706,892	7.29%	35,385,525	2.50%
Average during year	45,106,644	5.13%	27,071,238	5.42%	25,501,630	2.66%
Maximum month-end balance	49,522,970		44,052,354		35,385,525

Total short-term borrowings at year-end	125,291,176	4.37%	131,774,426	4.56%	127,819,292	3.87%
Competition
We face strong competition in all of our principal areas of operation from other banks, savings banks, credit co-operatives, brokerage services, on-line banks, insurance companies and other financial services firms.
Banks
Two Spanish banking groups dominate the retail banking sector in Spain. These two groups are headed by Banco Bilbao Vizcaya Argentaria, S.A. and Santander.
At the end of December 2008, these two Spanish banking groups accounted for approximately 61.0% of loans and 64.2% of deposits of all Spanish banks, which in turn represented 29.2% of loans and 29.5% of deposits of the financial system, according to figures published by the Spanish Banking Association (AEB) and the Confederación Española de Cajas de Ahorro (“CECA”). These banking groups also hold significant investments in Spanish industry.
Foreign banks also have a presence in the Spanish banking system as a result of liberalization measures adopted by the Bank of Spain in 1978. At December 31, 2008, there were 89 foreign banks (of which 81 were from European Union countries) with branches in Spain. In addition, there were 18 Spanish subsidiary banks of foreign banks (of which 13 were from European Union countries).
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

The opening of a branch of any financial institution authorized in another Member State of the European Union does not need prior authorization or specific allocation of resources. The opening is subject to the reception by the Bank of Spain of a notice from the institution’s home country supervisory authority containing, at least, the following information:
•	Program of activities detailing the transactions to be made and the corporate structure of the branch;

•	Address in Spain of the branch;

•	Name and curriculum vitae of the branch’s managers;

•	Stockholders’ equity and solvency ratio of the financial institution and its consolidated group; and

•	Detailed information about any deposit guarantee scheme that assures the protection of the branch’s depositors.
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
When a new bank is created by a Spanish bank outside of Spain, the following information has to be provided to the Bank of Spain:
•	amount of the investment;

•	percentage of the share capital and of the total voting rights;

•	name of the companies through which the investment will be made;

•	draft of the By-laws;

•
program of activities, setting out the types of business envisaged, the administrative and accounting organization and the internal control procedures, including those established to prevent money laundering transactions;

•	list of the persons who will be members of the first board of directors and of the senior management;

•	list of partners with significant holdings, and

•	detailed description of the banking, tax and anti-money laundering regulations of the country where it will be located.
The opening of branches outside Spain requires prior application to the Bank of Spain, including information about the country where the branch will be located, the address, program of activities and names and resumes of the branch’s managers. The opening of representative offices requires prior notice to the Bank of Spain detailing the activities to be performed.
In addition, we face strong competition outside Spain, particularly in Argentina, Brazil, Chile, Mexico, Portugal, the United Kingdom, Germany and the United States. In these corporate and institutional banking markets, we compete with the large domestic banks active in these markets and with the major international banks.
The global banking crisis has reduced the capacity of many institutions to lend and has resulted in the withdrawal or disappearance of a number of market participants and significant consolidation of competitors, particularly in the US and UK. Competition for retail deposits has intensified significantly reflecting the difficulties in the wholesale money markets.

In a number of these markets there are regulatory barriers to entry or expansion, and the state ownership of banks. Competition is generally intensifying as more players enter markets that are perceived to be de-regulating and offer significant growth potential.
Competition for corporate and institutional customers in the UK is from UK banks and from large foreign financial institutions who are also active and offer combined investment and commercial banking capabilities. Abbey’s main competitors are established UK banks, building societies and insurance companies and other financial services providers (such as supermarket chains and large retailers).
In the UK credit card market large retailers and specialist card issuers, including major US operators, are active in addition to the UK banks. In addition to physical distribution channels, providers compete through direct marketing activity and the internet.
In the United States, Sovereign competes in the Northwestern, New England and New York retail and mid-corporate banking markets with local and regional banks and other financial institutions. Sovereign also competes in the US in large corporate lending and specialized finance markets, and in fixed-income trading and sales. Competition is principally with the large US commercial and investment banks and international banks active in the US.
Savings Banks
Spanish savings banks (“Cajas de Ahorros”) are mutual organizations which engage in the same activities as banks, but primarily take deposits and make loans, principally to individual customers and small to medium-sized companies. The Spanish savings banks provide strong competition for the demand and savings deposits which form an important part of our deposit base. Spanish savings banks, which traditionally were regional institutions, are permitted to open branches and offices throughout Spain. In the last few years, mergers among savings banks increased. The Spanish savings banks’ share of domestic deposits and loans were 60.9% and 52.9%, at December 31, 2008.
Credit Co-operatives
Credit co-operatives are active principally in rural areas. They provide savings and loan services including financing of agricultural machinery and supplies. They are also a source of competition.
Brokerage Services
We face competition in our brokerage activities in Spain from brokerage houses of other financial institutions.
Spanish law provides that any investment services company authorized to operate in another Member State of the European Union may conduct business in Spain from an office outside Spain, once the National Securities Market Commission (Comisión Nacional del Mercado de Valores—”CNMV”) receives notice from the institution’s home country supervisory authority about the institution’s proposed activities in Spain.
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

Capital Adequacy Requirements
During 2007, the Bank and its Spanish bank subsidiaries were subject to Bank of Spain Circular 5/1993 on capital adequacy requirements. Additionally, Spain forms part of the Basel Committee on Banking Regulations and Supervisory Practices since February 2001 and we calculate our capital requirements under this committee’s criteria (the Basel I Accord). In June 2006 the European Union adopted a new regulatory framework (recast of Directives 2006/48/EC and 2006/49/EC) that promotes more risk sensitive approaches to the determination of minimum regulatory capital requirements in accordance with the New Basel Accord (“Basel II” or “BIS II”). Finally, the Royal Decree 216/2008 published on February 16, 2008, the Law 36/2007 amending Law 13/1985, and Bank of Spain Circular 3/2008 published on June 10, 2008, introduced these European Directives into the Spanish regulatory framework, and BIS II was incorporated into the Spanish regulations, following its adoption by the European Union.
The Spanish capital adequacy requirements applicable until June 30, 2008 distinguished between “basic” and “complementary” capital and require certain ratios of basic and total capital to risk-weighted assets. Basic capital generally includes ordinary shares, non-cumulative preferred securities and most reserves, less interim dividends, goodwill and intangible assets, treasury stock and financing for the acquisition (by persons other than the issuer’s employees) of the issuer’s shares. Complementary capital generally includes cumulative preferred securities, revaluation and similar reserves, dated and perpetual subordinated debt, generic credit allowances and capital gains. The Bank’s total capital was reduced by certain deductions that need to be made with respect to its investments in other financial institutions.
The computation of both basic and complementary capital was subject to provisions limiting the type of stockholding and the level of control which these stockholdings grant to a banking group. The level of dated subordinated debt taken into account for the calculation of complementary capital may not exceed 50% of basic capital, the level of non-cumulative preferred securities may not exceed 30% of basic capital, the level of step-up preferred securities may not exceed 15% of basic capital and the total amount of complementary capital admissible for computing total capital may not exceed the total amount of basic capital.
The consolidated total capital of a banking group calculated in the manner described above may not be less than 8% of the group’s risk-weighted assets net of specified provisions and amortizations. The calculation of total risk-weighted assets applies minimum multipliers of 0%, 10%, 20%, 50% and 100% to the group’s assets.
Spanish regulations provided that, if certain requirements are met, Spanish banks may include the net credit exposure arising from certain interest rate and foreign exchange related derivative contracts (rather than the entire notional amount of such contracts) in their total risk-adjusted assets for purposes of calculating their capital adequacy ratios.
Spanish banks were permitted to include the net credit exposure arising from interest rate and foreign exchange transactions related to derivative products provided that (i) all derivative related transactions between the parties form a single agreement; (ii) the incumbent bank has submitted to the Bank of Spain legal opinions with regard to the validity of the netting provisions; and (iii) the incumbent bank has implemented the appropriate procedures to revise the treatment of netting if there is an amendment of the regulations in force.
As a result of the new Basel capital accord issued by the Basel Committee (Basel II), a new regulatory framework (Directives 2006/48/EC and 2006/49/EC) was adopted in June 2006 by the European Union. Since then, each country has been going through the process of implementing the Directives, firstly in national laws and secondly in the specific regulations of each national supervisor. This new framework is applicable to all Spanish banks. Law 36/2007 (November 17), which amends Law 13/1985 on investment ratios, capital and reporting requirements of financial intermediaries and Royal Decree 216/2008 (February 15), transposes Directive 2006/48/EC and Directive 2006/49/EC into the Spanish Law.
Bank of Spain Circular 3/2008 published on June 10, 2008 mandated Spanish entities to report capital ratios using the Basel II framework from June 30, 2008.
Basel II introduces more emphasis on risk sensitivity, supervisory review and market discipline (through more extensive disclosures). Banks have minimum capital requirements in order to support credit, market and operational risk.

The capital requirements can be calculated through standard or advanced internal models. The standardized model uses an approach to risk weighted assets calculation based on the quality of the assets and the available external agency ratings. Depending on the ratings, different risk weights are applied (20%, 35%, 50%, 75%, 100% and 150%).
The Group has been using, from the outset, advanced internal models to calculate the capital requirements for credit risk of the units with the largest credit risk exposure (the Parent Bank and Banesto in Spain and Abbey and Alliance & Leicester in the United Kingdom), and plans to extend these models to its other main units in the next few years. The use of advanced internal models is subject to stringent internal validation and supervisory approval requirements. Internal validation and supervisory review and approval of the models are not confined to the quantitative model, but also encompass qualitative requirements relating to the technological environment and the integration of the models into management. In the case of the Group, this has entailed review and approval by the Bank of Spain and the FSA of several credit risk models applicable to the various business segments. In June 2008, Bank of Spain authorized the use of internal models to determine the regulatory capital requirements of the above mentioned Group’s main units beginning as of June 30, 2008.
The new regulatory standards positively affect the Group’s capital ratios, as the use of internal models reduces the risk weighted exposure and, consequently, the Group’s capital needs are lower. This improvement is partly offset by the higher penalization from including operational risk and, second, by the limitation of the inclusion of generic provisions among second tier funds to 60%.
At December 31, 2008, our eligible capital exceeded the minimum required by the Bank of Spain by over €21 billion. Our Spanish subsidiary banks were, at December 31, 2008, each in compliance with these capital adequacy requirements, and all our foreign subsidiary banks were in compliance with their local regulations.
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
Allowances for Credit Losses and Country-Risk
For a discussion relating to allowances for credit losses and country-risk, see “—Classified Assets—Bank of Spain Classification Requirements”.
Employee Pension Plans
At December 31, 2008, our pension plans were all funded according to the criteria disclosed in Note 25 to our consolidated financial statements.
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
Deposit Guarantee Fund
The Deposit Guarantee Fund on Credit Institutions (“Fondo de Garantía de Depósitos”, or the “FGD”), which operates under the guidance of the Bank of Spain, guarantees in the case of the Bank and our Spanish banking subsidiaries: (i) bank deposits up to €100,000 per depositor; and (ii) securities and financial instruments which have been assigned to a credit institution for its deposit, register or for other such services, up to €100,000 per investor. Pursuant to regulations affecting the FGD, the FGD may purchase non-performing loans or may acquire, recapitalize and sell banks which experience difficulties.
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

As of December 31, 2008, the Bank and its domestic bank subsidiaries were members of the FGD and thus were obligated to make annual contributions to it.
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
Recent Legislation
Law 6/2007 (April 12) amending the Securities Market Law, in order to modify the rules for takeover bids and for issuers transparency. This law has been further developed by Royal Decree 1066/2007 (July 27) on rules applicable to takeover bids for securities and by Royal Decree 1362/2007 (October 19), on transparency requirements for issuers of listed securities (see Item 9 of Part I, “The Offer and Listing—C. Markets—Spanish Securities Market—Securities Market Legislation” and Item 10 of Part I, “Additional Information—B. Memorandum and Articles of Association—Tender Offers”).
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
Law 36/2007 (November 17) introduces a series of amendments to Law 13/1985 (May 25), on investment ratios, capital and reporting requirements of financial intermediaries, in order to adapt it to Directive 2006/48/EC relating to the taking up and pursuit of the business of credit institutions. The provisions of this Directive and the provisions in Directive 2006/49/EC on the minimum capital adequacy of investment firms and credit institutions, implements in the European Union the provisions of the 2004 New Basel Capital Accord (Basel II) which focuses on capital allocation as a primary means of controlling risk. Further implementation in Spain of the above mentioned Directives has been made by Royal Decree 216/2008 (February 15), on capital of financial institutions and by Bank of Spain Circular 3/2008, published on June 10, 2008 (see “Capital Adequacy Requirements” above).
Law 41/2007 (December 7) amends Law 2/1981 (March 25) on the mortgage market and regulations related to the mortgage and financial systems, by regulating reverse mortgages and long term care insurance and by setting out a specific tax rule. The purpose of this law is to provide the Spanish mortgage market with greater flexibility. A number of reforms have been introduced relating to (i) asset or financing transactions carried out by credit institutions; and (ii) liability transactions, i.e., those of moving mortgage loans and credits that credit institutions carried out as refinancing mechanisms (mortgage participations, mortgage bonds and covered bonds). A new Royal Decree 716/2009 of April 24, 2009 has been enacted implementing some of the reforms introduced by Law 41/2007 on the mortgage market.
Law 47/2007 (December 19) amends the Securities Market Law in order to adapt it to (i) Directive 2004/39/EC on markets in financial instruments (MiFID), (ii) Directive 2006/73/EC implementing Directive 2004/39/EC with respect to the organizational requirements and operating conditions for investment firms and defined terms for the purpose of that Directive; and (iii) Directive 2006/49/EC on the capital adequacy of investment firms and credit institutions. Further Directive 2006/49/EC and MiFID implementation have been introduced by Royal Decrees 216/2008 and 217/2008 (both of February 15), respectively (see Item 9 of Part I, “The Offer and Listing—C. Markets. —Spanish Securities Market—Securities Market Legislation”).

Law 4/2008 (December 23, 2008) abolishes wealth tax, brings into general use the monthly refund system for value added tax, and introduces other amendments to tax legislation.
Law 3/2009, of April 3, on structural modifications of commercial companies (“Ley sobre modificaciones estructurales de las sociedades mercantiles”), entails a profound reform of our legal system in various areas of corporate Law:
(i) cross-border mergers and international transfers of a corporation’s registered office are regulated;
(ii) rules applicable to corporate restructuring transactions of the different types of commercial companies are unified;
(iii) the quantitative limitations for the acquisition of treasury stock by public limited companies are extended (10% for listed companies and 20% for unlisted companies).
(iv) preemptive rights are abolished in the case of non-monetary contributions, preemptive rights of the holders of convertible debentures are eliminated, and the ability to exclude preemptive rights of the shareholders for the issuance of convertible debentures is expressly provided.
This law will enter into force within three months of the publication thereof in the Spanish Official Gazette, except for the provisions relating to intra-European Union cross-border mergers, which entered into force on the day following publication thereof.
* * * * * *
In an attempt to deal with the international financial crisis, due to the exceptional circumstances notably beginning in the second half of 2008, the following laws were approved in Spain:
• Royal Decree 1642/2008, of December 10, increased consumer deposit and investment guarantees up to €100,000 for each depositor or investor and Spanish entity.
• Royal Decree 6/2008, of October 10, creates the Spanish Financial Asset Acquisition Fund, and Order EHA/3118/2008, dated October 31, enacts this Royal Decree. The purpose of the fund, which is managed by Spain’s Ministry of Economy and Finance and has an initial endowment of €30 billion that can be increased to €50 billion, is to acquire, with public financing and based on market criteria via auctions, financial instruments issued by credit institutions and securitization funds (which are backed by loans granted to individuals, companies and non-financial entities) as a measure to increase liquidity.
• Royal Decree-Law 7/2008, of October 13, on Emergency Economic Measures in connection with the Concerted Euro Area Action Plan (“RD 7/2008”), and Order EHA/3364/2008, dated November 21, as amended by Order EHA/3748/2008 of December 23, enacting article 1 of the aforementioned Royal Decree, include the following measures:
• Article 1 of RD 7/2008, authorizes the granting of state guarantees for certain new financing transactions carried out by credit entities resident in Spain up to a maximum amount of €100 billion. The purpose of Order EHA/3364/2008, as amended by Order EHA/3748/2008 is to implement the provisions of RD 7/2008 and to specify certain essential aspects of the system for granting guarantees to credit entities, such as: (i) the characteristics of the guarantees to be granted; (ii) the requirements that the beneficiary entities and the transactions must fulfil; and (iii) the process to be followed in order to grant the guarantees. Debt issued under this state guarantee must form part of individual operations or issuance programs; not be subordinated or secured by any other class of guarantee; be traded on official Spanish secondary markets; mature within three months and three years (although this maturity can be extended to five years subject to prior notification to the Bank of Spain); be fixed or floating rate (subject to special conditions for floating-rate debt); be repaid in a single installment at maturity; not have any options or other derivatives attached to it; and, not be less than €10 million per issue. The deadline for issuing debt eligible for state guarantees is December 31, 2009 and the total amount of guarantees is €100 billion.

• Authorization, on an exceptional basis, until December 31, 2009, for the Spanish Ministry of Economy and Finance to acquire regulatory capital (including preferred securities and quotas) issued by credit entities resident in Spain that need to reinforce their capital and request such action. These acquisitions will require a report from the Bank of Spain.
• Royal Decree-law 3/2009, of March 27, on urgent measures for tax, financial and insolvency matters, amends the Spanish Insolvency Law (in force since 2004), and aims: (i) to facilitate restructuring outside insolvency proceedings for companies undergoing financial difficulties; (ii) to expedite insolvency proceedings for companies which either decide or are bound to restructure in an insolvency situation; and (iii) to settle certain discrepancies concerning credit subordinations. Additionally, it authorizes the “Consorcio de Compensación de Seguros” to participate in the reassurance of credit insurance transactions.
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
The FSA has authorized Abbey, as well as some of its subsidiaries, to carry on certain regulated activities. The regulated activities they are authorized to engage in depend upon permissions granted by the FSA. The main permitted activities of Abbey and its authorized subsidiaries are described below.
Mortgages
Lending secured on land, at least 40% of which is used as a dwelling by an individual borrower or relative, has been regulated by the FSA since October 31, 2004. Abbey is authorized to enter into, advise and arrange regulated mortgage contracts.
Banking
Deposit taking is a regulated activity that requires a firm to be authorized and supervised by the FSA. Abbey has permission to carry on deposit taking as do several of its subsidiaries, including Alliance & Leicester plc, Abbey National Treasury Services plc and Cater Allen Limited.
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
United States Supervision and Regulation
Our operations are subject to extensive federal and state banking and securities regulation and supervision in the United States. We engage in U.S. banking activities directly through our New York branch and indirectly through Banesto’s branch in New York, Abbey’s branch in Connecticut, our subsidiary Edge Act corporation, Banco Santander International, in Miami, Banco Santander Puerto Rico (“Santander Puerto Rico”) in Puerto Rico and Sovereign Bank, a federally-chartered savings bank that is headquartered in Pennsylvania and has branches in various states.
Regulatory Authorities
We are a bank holding company under the U.S. Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”), by virtue of our ownership of Santander Puerto Rico. As a result, we and our U.S. operations are subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”).
Santander Puerto Rico is a Puerto Rico-chartered bank, and its deposits are insured by the Federal Deposit Insurance Corporation (the “FDIC”). As such, Santander Puerto Rico is subject to regulation, supervision and examination by the Puerto Rico Bureau of Financial Institutions and the FDIC. Sovereign Bank is a federally-chartered savings bank, the deposits of which are also insured by the FDIC. Sovereign Bank is subject to regulation, supervision and examination by the Office of Thrift Supervision and the FDIC. Our New York branch is supervised by the Federal Reserve Board and the New York State Banking Department, but its deposits are not insured (or eligible to be insured) by the FDIC. Banesto’s branch in New York is supervised by the Federal Reserve Board and the New York State Banking Department. Abbey’s branch in Connecticut is supervised by the Federal Reserve Board and the Connecticut Department of Banking. Banco Santander International is supervised by the Federal Reserve Board.
Restrictions on Activities
As described below, federal and state banking laws and regulations restrict our ability to engage, directly or indirectly through subsidiaries, in activities in the United States.
We are required to obtain the prior approval of the Federal Reserve Board before directly or indirectly acquiring the ownership or control of more than 5% of any class of voting shares of U.S. banks, certain other depository institutions, and bank or depository institution holding companies. Under the Bank Holding Company Act, Federal Reserve Board regulations and the Home Owner’s Loan Act, our U.S. banking operations (including our New York branch and Santander Puerto Rico) are also restricted from engaging in certain “tying” arrangements involving products and services.
Santander Puerto Rico and Sovereign Bank are subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be made and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of these subsidiaries.
The Gramm-Leach Bliley Act of 1999 (the “GLB Act”) and Federal Reserve Board regulations contain provisions that could affect our operations and the operations of all financial institutions. One of these provisions requires our depository institution subsidiaries to disclose our privacy policy to consumers and to offer them the ability to opt out of having their non-public information disclosed to third parties. In addition, individual states are permitted to adopt more extensive privacy protections through legislation or regulation. In addition, the so-called “push-out” provisions of the GLB Act narrow the exclusion of banks (including U.S. branches of foreign banks, such as our New York branch) from the definitions of “broker” and “dealer” under the Securities Exchange Act of 1934.

In addition, under U.S. federal banking laws, state-chartered banks (such as Santander Puerto Rico) and state-licensed branches and agencies of foreign banks (such as our New York branch) may not, as a general matter, engage as a principal in any type of activity not permissible for their federally chartered or licensed counterparts, unless (i) in the case of state-chartered banks (such as Santander Puerto Rico), the FDIC determines that the additional activity would pose no significant risk to the FDIC’s Deposit Insurance Fund and is consistent with sound banking practices, and (ii) in the case of state licensed branches and agencies (such as our New York branch), the Federal Reserve Board determines that the additional activity is consistent with sound banking practices. United States federal banking laws also subject state branches and agencies to the same single-borrower lending limits that apply to federal branches or agencies, which are substantially similar to the lending limits applicable to national banks. These single-borrower lending limits are based on the worldwide capital of the entire foreign bank (i.e., Banco Santander, S.A. in the case of our New York branch).
Under the International Banking Act of 1978, as amended, the Federal Reserve Board may terminate the activities of any U.S. office of a foreign bank if it determines that the foreign bank is not subject to comprehensive supervision on a consolidated basis in its home country (unless the home country is making demonstrable progress toward establishing such supervision), or that there is reasonable cause to believe that such foreign bank or its affiliate has violated the law or engaged in an unsafe or unsound banking practice in the United States and, as a result of such violation or practice, the continued operation of the U.S. office would be inconsistent with the public interest or with the purposes of federal banking laws.
There are various legal restrictions on the extent to which we and our nonbank subsidiaries can borrow or otherwise obtain credit from our U.S. banking subsidiaries or engage in certain other transactions involving those subsidiaries. In general, these transactions must be on terms that would ordinarily be offered to unaffiliated entities and must be secured by designated amounts of specified collateral. In addition, certain transactions, such as certain extensions of credit by a U.S. bank subsidiary to, or purchases of assets by such a subsidiary from, us or our nonbank subsidiaries are subject to volume limitations. These restrictions also apply to certain transactions of our New York Branch with certain of our U.S. affiliates.
Our New York Branch
Our New York branch is licensed by the New York Superintendent of Banks to conduct a commercial banking business. Under the New York State Banking Law and regulations, our New York branch is required to maintain eligible high-quality assets with banks in the State of New York, as security for the protection of depositors and certain other creditors.
The New York State Banking Law also empowers the Superintendent of Banks to establish asset maintenance requirements for branches of foreign banks, expressed as a percentage of each branch’s liabilities. The presently designated percentage is 0%, although the Superintendent may impose additional asset maintenance requirements upon individual branches on a case-by-case basis. No such requirement has been imposed upon our New York branch.
The New York State Banking Law authorizes the Superintendent of Banks to take possession of the business and property of a New York branch of a foreign bank under circumstances involving violation of law, conduct of business in an unsafe manner, impairment of capital, suspension of payment of obligations, or initiation of liquidation proceedings against the foreign bank at its domicile or elsewhere. In liquidating or dealing with a branch’s business after taking possession of a branch, only the claims of creditors which arose out of transactions with a branch are to be accepted by the Superintendent of Banks for payment out of the business and property of the foreign bank in the State of New York, without prejudice to the rights of the holders of such claims to be satisfied out of other assets of the foreign bank. After such claims are paid, the Superintendent of Banks will turn over the remaining assets, if any, to the foreign bank or its duly appointed liquidator or receiver.
Under the New York State Banking Law, our New York branch is generally subject to the same limits on lending to a single borrower, expressed as a ratio of capital, that apply to a New York state-chartered bank, except that for our New York branch such limits are based on our worldwide capital.

Our U.S. Depository Institution Subsidiaries
The Federal Deposit Insurance Corporation Improvement Act of 1991 (the “FDICIA”) provides for extensive regulation of depository institutions (such as Santander Puerto Rico and Sovereign Bank), including requiring federal banking regulators to take “prompt corrective action” with respect to FDIC-insured depository institutions that do not meet minimum capital requirements. For this purpose, FDICIA establishes five tiers of institutions: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” As an insured depository institution’s capital level declines and the depository institution falls into lower categories (or if it is placed in a lower category by the discretionary action of its supervisor), greater limits are placed on its activities and federal banking regulators are authorized (and, in many cases, required) to take increasingly more stringent supervisory actions, which could ultimately include the appointment of a conservator or receiver for the depository institution (even if it is solvent). In addition, FDICIA generally prohibits an FDIC-insured bank from making any capital distribution (including payment of a dividend) or payment of a management fee to its holding company if the bank would thereafter be undercapitalized. If an insured depository institution becomes “undercapitalized,” it is required to submit to federal regulators a capital restoration plan guaranteed by the depository institution’s holding company. The guarantee is limited to 5% of the depository institution’s assets at the time it becomes undercapitalized or, should the undercapitalized depository institution fail to comply with the plan, the amount of the capital deficiency at the time of failure, whichever is less. If an undercapitalized depository institution fails to submit an acceptable plan, it is treated as if it were “significantly undercapitalized.” Significantly undercapitalized depository institutions may be subject to a number of restrictions, including requirements to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and restrictions on accepting deposits from correspondent banks. “Critically undercapitalized” depository institutions are subject to appointment of a receiver or conservator.
Monetary Policy and Exchange Controls
The decisions of the European System of Central Banks influence conditions in the money and credit markets, thereby affecting interest rates, the growth in lending, the distribution of lending among various industry sectors and the growth of deposits. Monetary policy has had a significant effect on the operations and profitability of Spanish banks in the past and this effect is expected to continue in the future. Similarly, the monetary policies of governments in other countries in which we have operations, particularly in Latin America, the United States and the United Kingdom, affect our operations and profitability in those countries. We cannot predict the effect which any changes in such policies may have upon our operations in the future, but we do not expect it to be material.
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
C. Organizational structure
Banco Santander, S.A. is the Parent company of the Group which was comprised at December 31, 2008 of 831 companies that consolidate by the global integration method. In addition, there are 149 companies that are accounted for by the equity method.
See Exhibits I, II and III to our consolidated financial statements included in this Form 20-F for details of our consolidated and non-consolidated companies.
D. Property, plant and equipment
During 2008, the Bank and its bank subsidiaries either leased or owned premises in Spain and abroad, which at December 31, 2008 included 5,022 branch offices in Spain and 8,368 abroad. These figures include traditional branches and banking services points but do not include electronic service points. See Item 1 of Part I, “Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations and Recent events” and Note 16 to our consolidated financial statements.

Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
Critical Accounting Policies
The preparation of the Group’s consolidated financial statements requires a significant amount of judgment involving estimates and assumptions which can be inherently uncertain at the time they are made (see Note 1-c to our consolidated financial statements). Changes in assumptions may have a significant impact on the financial statements in the periods in which they are changed. Judgments or changes in assumptions are submitted to the audit and compliance committee of the board of directors and/or to our regulatory authorities and are disclosed in the notes to our consolidated financial statements.
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
We use derivative financial instruments for both trading and non-trading activities. The principal types of derivatives used are interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross currency swaps, equity index futures and equity options. The fair value of standard derivatives is calculated based on published price quotations. The fair value of over-the-counter (“OTC”) derivatives is taken to be the sum of the expected future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets as follows:
•
In the valuation of financial instruments permitting static hedging (principally, forwards and swaps), and in the valuation of loans and advances, the “present value” method is used. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are generally observable market data.

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

The determination of fair value requires the use of estimates and certain assumptions. If quoted market prices are not available, fair value is calculated using widely accepted pricing models that consider contractual prices of the underlying financial instruments, yield curves, contract terms, observable market data, and other relevant factors. The use of different estimates or assumptions in these pricing models could lead to a different valuation being recorded in our consolidated financial statements.
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

We have implemented a methodology which complies with IFRS-IASB and is consistent with the Bank of Spain requirements for the determination of the level of provisions required to cover inherent losses. This methodology initially classifies portfolios considered normal risk (debt instruments not classified at fair value through profit or loss, contingent risks and contingent commitments) into the following groups, according to the associated level of risk:
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
The calculation establishes that the charge for inherent losses to be made in each period will be equal to: (i) the sum of multiplying the value, positive or negative, of the variation in the period of the balance of each class of risk by the constant a corresponding to that class, plus (ii) the sum of multiplying the total amount of the operations included in each class at the end of the period by the relevant b, minus (iii) the amount of the net charge for the specific allowance made in the period.
The parameters a and b as determined by the Bank of Spain’s guidance take into account historic inherent losses and adjustments to reflect the current economic circumstances.
The allowances for credit losses recorded by Grupo Santander as at December 31, 2008, using the methodology outlined above, was €12,863 million.
Additionally, with the objective of ensuring that the provisions resulting from the application of the criteria required by the Bank of Spain are reasonable, the Group estimates the allowances for credit losses using models based on its own credit loss experience and management’s estimate of future credit losses. The Group has developed internal risk models, based on historical information available for each country and type of risk (homogenous portfolios); a full description of our credit risk management system is included in Item 11. Quantitative and Qualitative Disclosures about Market Risk Part 3. Credit Risk. These models produce a result that substantially the same as the level of provisions at which we arrive using the model established by the Bank of Spain, as explained below. These internal models may be applied in future periods, though approved for regulatory capital calculations, are currently subject to local regulatory approval by the Bank of Spain for purposes of loan loss provisions. In order for each internal model to be considered valid by the local regulator for use, the calculation should be methodologically correct, and be supported by historical information which covers at least one complete economic cycle and is stored in databases which are consistent with information that has been audited by both the group internal auditing function and external auditors.
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
There is no substantial difference in the calculation of loan allowances between the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and IFRS-IASB.
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
Impairment
Certain assets, including goodwill, other intangible assets, equity method investments, financial assets not carried at fair value through profit or loss and other assets are subject to impairment review. We record impairment charges when we believe there is objective evidence of impairment, or that the cost of the assets may not be recoverable. Assessment of what constitutes impairment is a matter of significant judgment.
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
All debt and equity securities (other than those carried at fair value through profit or loss) are subject to impairment testing every reporting period. The carrying value is reviewed in order to determine whether an impairment loss has been incurred. Evaluation for impairment includes both quantitative and qualitative considerations. For debt securities, such considerations include actual and estimated incurred credit losses indicated by payment default, market data on (estimated) incurred losses and other current evidence that the issuer may not pay amounts when due. Equity securities are impaired when management believes that, based on (the combination of) a significant or prolonged decline of fair value below the acquisition price, there is sufficient reason to believe that the acquisition cost may not be recovered. ‘Significant’ and ‘prolonged’ are interpreted on a case-by-case basis for specific equity securities; generally 40% and 18 months are used as triggers.
Upon impairment, the full difference between amortized cost and fair value is removed from equity and recognized in net profit or loss. Impairments on debt securities may be reversed if there is a decrease in the amount of the impairment which can be objectively related to an observable event. Impairments on equity securities may not be reversed.
In 2008, our impairment reviews resulted in impairment charges of €2,042 million related to the write-down of the ownership interests in Fortis and The Royal Bank of Scotland and €911 million related to goodwill and other intangible assets, mainly, due to the write-down of the intangible assets arising from the acquisition of Abbey in 2004. Our impairment reviews in 2007 resulted in impairment charges of €1,053 million related principally to our equity method investment in Sovereign. Other than the impairment recognized by Sovereign itself, €586 million of the total impairment charges related to goodwill held by the Group and €104 million to exchange differences. Additionally, we recorded goodwill impairment of €15 million and other intangible asset impairments of €563 million. In 2006, equity method investments, goodwill and other intangible assets impairment losses amounted to €380 thousand, €13 million and €15 million, respectively.
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
For acquired intangible assets, the amortization period is reviewed annually. In making these assumptions, we consider historical results, adjusted to reflect current and anticipated operating conditions. Because a change in these assumptions can result in a significant change in the recorded amount of acquired intangible assets, we believe the accounting for business combinations is one of our critical accounting estimates.
As a result of the first consolidation of the acquired subsidiaries Abbey (2004), Drive (2006) and Banco Real (2008), a significant amount of goodwill was recorded (see Note 17 to the consolidated financial statements). Management made this determination, based in part, upon independent appraisals of intangible assets, which is initially estimated and subsequently revised within the one year time period allowed by IFRS-IASB. Details can be found in Note 55.3 to the consolidated financial statements.
Investment Securities
Under IFRS-IASB when there is evidence that a reduction in the fair value of a debt security classified as available for sale or loans and receivables is due to impairment, the unrealized loss is charged to net income but, if it subsequently recovers its value, the impairment losses are reversed. The process is similar in the case of equity securities except that any recovery in the value of the equity security is registered as a positive valuation adjustment in equity.

We conduct reviews to assess whether an other-than-temporary impairment exists. These reviews consist of: (i) the identification of securities that have been impaired during the last six months, and (ii) the calculation of the value of the impairment that is not expected to be recovered. Changing global and regional conditions and conditions related to specific issuers or industries could adversely affect these values. Changes in the fair values of trading securities are recognized in earnings.
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
2008 Overview
We believe that the following factors had a significant impact on our results of operations and financial condition as of and for the year ended December 31, 2008.
Global economic growth slowed to 3.3% in 2008 from 4.8% in 2007. The downturn was particularly intense in the last part of the year when many developed economies went into recession and growth in emerging ones decelerated sharply.
While the first half of the year was affected by the rise in commodity prices, particularly oil, which increased inflation and curbed growth, the second half was hit by a deepening of the international financial crisis and the collapse of Lehman, in September, which exacerbated the downturn of the economic environment. Governments around the world adopted exceptional measures, though monetary policies (cutting interest rates, in some cases to 0%, and printing more money) and very expansive fiscal policies, which were combined with measures to inject liquidity and capital into financial institutions and bolster their balance sheets.

US economic growth was negative in the third and fourth quarters of 2008 and growth for the whole year was 1.3%. The decrease in oil prices reduced inflation to almost zero in December 2008, generating fears of deflation. The Federal Reserve cut its key rate to 0% and made strong injections of liquidity. Measures were also taken to recapitalize banks and in early 2009, President Barack Obama prepared a major stimulus package.
In the last part of 2008, the growth pace in Latin America also slowed down, as also happened in other emerging economies. The recession in numerous developed economies, the financial tensions and lower commodity prices in the second part of the year affected the region. However, the improvement in the region’s macroeconomic fundamentals meant that the economy and assets, in general, were more solid than those of many more developed countries. Latin America grew by more than 4%, although growth was on a downward trend for 2009. Brazil (which grew by 5.1% in 2008) and Chile (which grew by 3.5%) grew more briskly than Mexico (which grew by 1.4%) as the latter was affected by its strong ties to the US economy. Interest rates rose sharply in 2008 due to inflationary pressures from higher food prices in still buoyant economies. The euro zone, despite its solid fundamentals, also ended 2008 in recession. GDP growth was barely 1%, following three straight quarters of shrinkage. Inflation, which rose above 3% in the summer, delayed the European Central Bank’s response, but once economic growth and inflation (which was 1.5% in December) dropped, the European Central Bank cut its rates to 1.5% in March 2009. The euro reached a high in the middle of the year and remained relatively strong (€ 1/$1.30) throughout 2008.
Spain’s gradual economic downturn, which started in 2007, intensified in 2008 because of the global economic situation and, like the euro zone as a whole, the country ended 2008 in recession. Growth for the whole year, however, rose by 1.2%. Inflation, after spiking at around 5%, ended the year at 1.4%.
The profile of the UK economy was similar to that of other developed economies; there was a marked downturn in the last part of 2008 and an easing of inflation. The Bank of England cut its base rate to 1% in February 2009 and to 0.5% in March and the sterling depreciated from around € 1/£0.7 to € 1/£0.9. The UK authorities adopted many measures to support the financial system, but GDP growth in 2008 was only 0.7%.
Results of Operations for Santander
Summary
Profit attributable to the Parent as reported in our consolidated financial statements for the year ended December 31, 2008 was €8,876.4 million, a 2.0% or €183.8 million decrease from €9,060.3 million in 2007, which was a 19.28% or €1,464.3 million increase from €7,595.9 million in 2006. The 2008 decrease was mainly due to strong increases in provisions and impairment losses and a decrease of gains on disposal of assets, all of which were partially offset by increases in total income.
Interest Income / (Charges)
Interest income was €18,171.8 million in 2008, a 21.5% or €3,218.5 million increase from €14,953.3 million in 2007, which was a 23.4% or €2,832.4 million increase from €12,120.9 million in 2006.
2008 compared to 2007
The €3,218.5 million increase in interest income in 2008 was due to an improvement of customer spreads (which rose by €3,944.8 million) partially offset by a reduction of €726.3 million in business volumes, mainly in Spain. International net interest income grew more significantly than domestic net interest income. Of note was the growth of the Santander Branch Network, Santander Consumer Finance, United Kingdom and the businesses in Brazil and Chile. This was due to moderate growth in business volumes in most units (except Spain), which was higher in Latin America, as well as better customer spreads in the main units. Net interest income benefited from the consolidation of Banco Real in the fourth quarter.
Average total earning assets were €864,369.8 million for the year ended December 31, 2008, a 7.2% or €58,142.4 million increase from €806,227.4 million for the same period in 2007. This was due to an increase of €43,508.3 million in the average balances of our domestic total earning assets (mainly due to an increase of €17,823.5 million in the average balances of our domestic loans and credits portfolio and an increase of €14,755.7 million in the average balances of other interest earning assets (mainly derivatives) and an increase of €14,634.1 million in the average balance of our international total earning assets (mainly due to an increase of €11,255.2 million in the average balances of our international loan and credit portfolio and an increase of €10,355.5 million in the average balances of other interest earning assets (mainly derivatives), partially offset by a decrease of €18,008.4 million in the average balances of our debt securities portfolio).

The Group’s gross lending amounted to €639,354 million, 10.3% higher than in 2007. Lending to resident sectors increased by €5,306 million (reflecting an increase of 2.3%), with that to the public sector up 36.1%, secured loans 0.2% and other credits 7.5% (reflecting the better performance of balances with SMEs). Credit to the nonresident sector rose 15.9%, affected by perimeter changes and exchange rates.
Continental Europe’s total lending increased 4%. In Spain, the Santander Branch Network’s and Banesto’s lending increased 4%, with lower growth in mortgages and a better performance in SMEs.
Santander Consumer Finance increased its lending 18%, partly because of the integration of the assets acquired from Royal Bank of Scotland, while Portugal’s was 8% higher, with lending to individuals up 4% and those to SMEs 16%.
Abbey’s balances, excluding repos, were 13% lower in euros, hit by sterling’s slide of 23%. In sterling, mortgages rose 10% and personal loans, with a small relative share in total lending in line with the Group’s strategy, dropped 17%. Including Alliance & Leicester, lending in the UK in sterling at the end of 2008 was 43% higher than a year earlier.
Lastly, excluding Banco Real, Latin America’s lending was flat in euros, also hit by the depreciation of currencies. Growth in local currency was 15% on average (as Brazil’s growth in reais was 19%, Mexico’s growth in Mexican pesos was 8% and Chile’s growth in Chilean pesos was 20%). Including Banco Real and in local currency, total lending increased 51% (in Brazil it was 2.4 times higher than at the end of 2007).
Our overall net yield spread increased from 1.75% in 2007 to 1.97% in 2008. Domestic net yield spread decreased from 1.38% in 2007 to 1.23% in 2008. International net yield spreads increased from 1.91% in 2007 to 2.34% in 2008. In general, spreads improved during the period in most areas due to the focus on profitability rather than volume.
2007 compared to 2006
The €2,832.4 million increase in net interest income was due to continued expansion of business volumes (€726.5 million) and the improvement of customer spreads (€2,105.8 million). International net interest income grew more significantly than domestic net interest income. Net interest income grew most significantly in Brazil, Mexico and Chile and to a lesser extent in the Santander Branch Network and Banesto, due to larger business volumes, as well as the improvement in customer spreads in some of our main units.
Average total earning assets were €806,227.4 million for the year ended December 31, 2007, a 11.4% or €82,811.8 million increase from €723,415.6 million for the same period in 2006. This was due to an increase of €44,754.6 million in the average balances of our domestic total earning assets (mainly due to an increase of €35,889.6 million in the average balances of our domestic loans and credits portfolio and an increase of €10,309.5 million in the average balances of other interest earning assets (mainly derivatives), partially offset by a decrease of €2,591.8 million in the average balances due from credit entities) and an increase of €38,057.2 million in the average balance of our international total earning assets (mainly due to an increase of €33,767.1 million in the average balances of our international loan and credit portfolio, partially offset by a decrease of €13,316.0 million in the average balances of our debt securities portfolio). The growth rates of loans and credits in Spain slowed during the year (mainly mortgages) despite the increase in loans to SMEs and companies. Our loans and credits overseas grew in Latin America, most significantly in Brazil and Chile, grew less in Portugal because of the fall in the balances of wholesale banking which was offset by an increase in loans to individuals of 9% and to SMEs of 21%, and decreased in Abbey due to the high impact of exchange rates.
Our overall net yield spread increased from 1.61% in 2006 to 1.75% in 2007. Domestic net yield spread increased from 1.37% in 2006 to 1.38% in 2007. International net yield spreads increased from 1.68% in 2006 to 1.91% in 2007 due to the focus on profitability rather than on volume in Abbey and the decrease in interest rates in Latin America.

Income from Equity Instruments
Income from equity instruments was €552.8 million in 2008, a 30.8% or €130.2 million increase from €422.6 million in 2007, which was a 2.4% or €9.9 million increase from €412.7 million in 2006.
While in 2007 income from equity instruments remained flat as compared to 2006, in 2008 it increased by 30.8% due to an increase of dividends from available for sale financial assets, in particular from RBS and Fortis.
Income from companies accounted for by the Equity Method
Income from companies accounted for by the equity method increased 80.6% or €355.8 million during 2008, to €797.3 million. During 2007 these entities contributed €441.5 million to our net income, which was an increase of 3.4% or €14.6 million from the €426.9 million earned in 2006.
2008 compared to 2007
The increase in 2008 is mainly attributable to the contribution of Banco Real despite the negative results from Sovereign and the reduction in the share of results from our holding in CEPSA.
The entities which provided the main contributions in 2008 included the following:

	Percent Owned	Contributions to Net Income (1)
Investment	Dec. 31, 2008	2008
	(in millions of euros, except percentages)
RFS Holdings	27.9%	711.1
CEPSA	32.5%	130.9
Attijariwafa Bank Société Anonyme	14.5%	27.6
Sovereign Bancorp	25.0%	(110.3)

(1)	Contributions to income from companies accounted for by the equity method include dividends.
At December 31, 2008, the Bank classified the ownership interest held in CEPSA as a “non-current asset held for sale”, since it intended to recover the value of the investment through the sale thereof in the short term. On March 31, 2009, we reached an agreement to sell our stake in CEPSA subject to certain conditions (see Item 4 of Part I, “Information on the Company —A History and development of the company—Principal Capital Expenditures and Divestitures—Recent events—CEPSA”). Additionally, during the third quarter of 2008, we transferred our holding in Attijariwafa Bank from “investments — associates” to “other equity instruments” and we fully consolidated Banco Real.
2007 compared to 2006
The increase in income from companies accounted for by the equity method in 2007 is mainly attributable to our stake in RFS Holdings and a greater contribution to net income from Sovereign Bancorp compared to the previous year. Together these entities contributed €184.7 million, which mitigated a reduction of €163.5 million in the share of results from our holding in CEPSA.
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

Fee and Commission income
Fee and commission income was €8,450.6 million in 2008, representing 5.1% growth compared to €8,040.2 million in 2007. During 2007, fee and commission income increased by 14.5% over the €7,024.2 million obtained in 2006.
2008 compared to 2007
Fee and commission income for 2008 and 2007 was as follows:

			Amount	%
	2008	2007	Change	Change
	(in thousands of euros, except percentages)
Commissions for services	6,196,311	5,168,366	1,027,945	19.89
Credit and debit cards	940,377	853,084	87,293	10.23
Insurance	1,780,468	1,431,876	348,592	24.35
Account management	580,095	571,394	8,701	1.52
Bill discounting	303,520	225,134	78,386	34.82
Contingent liabilities	393,430	349,878	43,552	12.45
Other operations	2,198,421	1,737,000	461,421	26.56
Mutual and pension funds	1,542,470	1,891,417	(348,947)	(18.45)
Securities services	711,825	980,392	(268,567)	(27.39)

Total fee and commission income	8,450,606	8,040,175	410,431	5.10
Fee and commission income rose 5.1% to €8,450.6 million in 2008 compared to 2007 due to the net difference between higher revenues from fee income from services and lower revenues from mutual and pension funds and from securities.
Fee and commission income grew by 18% in Latin America. Continental Europe was in line with 2007 as it was more affected by the decrease in fee income from managed funds, the lower revenues in some wholesale banking businesses and the impact of regulatory changes in Portugal.
Average balances of mutual funds under management in Spain decreased 28.4% from €69.2 billion in 2007 to €49.5 billion in 2008. This decrease was due to customer preference for time deposits and the deterioration in market conditions during 2008. Average balances of mutual funds abroad decreased by 2.4% from €58.5 billion in 2007 to €57.1 billion in 2008, mainly due to decreased activity in Portugal, the United Kingdom and Switzerland, partially offset by the increase in Brazil due to the consolidation of Banco Real.
Average balances of pension funds in Spain decreased by 1.0% from €10.1 billion in 2007 to €10.0 billion in 2008. Since we sold our pension funds businesses in Latin America, our remaining business abroad is in Portugal. Average balances of pension funds in Portugal decreased 4.4% from €1.5 billion in 2007 to €1.4 billion in 2008.
2007 compared to 2006
Fee and commission income for 2007 and 2006 was as follows:

			Amount	%
	2007	2006	Change	Change
	(in thousands of euros, except percentages)
Commissions for services	5,168,366	4,461,041	707,325	15.86
Credit and debit cards	853,084	663,717	189,367	28.53
Insurance	1,431,876	1,184,723	247,153	20.86
Account management	571,394	554,882	16,512	2.98
Bill discounting	225,134	231,585	(6,451)	(2.79)
Contingent liabilities	349,878	302,033	47,845	15.84
Other operations	1,737,000	1,524,101	212,899	13.97
Mutual and pension funds	1,891,417	1,785,467	96,012	5.87
Securities services	980,392	777,687	202,705	26.07

Total fee and commission income	8,040,175	7,024,195	1,015,980	14.46

Fee and commission income rose 14.5% to €8,040.2 million in 2007 compared to 2006. Particularly noteworthy was the 21.6% rise in Latin America, due to the focus on strengthening the most recurrent revenues and, specifically, developing fee-generating products and services (credit cards, cash management, foreign trade, mutual funds and insurance). Fee and commission income increased modestly by 13.3% in Continental Europe, which was strongly affected by the impact on fees from the Santander Branch Network as a result of new initiatives in the “We Want to be your Bank” campaign and the launch in Portugal of the “Comissões Zero” strategy to increase customer capturing and linkage. An increased growth in fees was reported by Santander Consumer Finance, Global Wholesale Banking, and Banif. Meanwhile, Abbey’s fee income dropped by 1.8% because of reduced revenue from commissions related to current accounts (due to the influence of regulatory aspects currently affecting the UK financial system). Nevertheless, this decrease in fees was almost fully offset by an increased range of products and improvements in cross-selling.
Fees from cards, securities and insurance increased significantly (with increases of 28.5%, 26.1% and 20.9%, respectively). Additionally there was growth in fees from guarantees and other contingent liabilities.
Average balances of mutual funds under management in Spain decreased 2.7% from €71.1 billion in 2006 to €69.2 billion in 2007. This decrease was due to customer preference for time deposits during 2007 and by the issue of “Valores Santander”. Average balances of mutual funds abroad increased by 32.9% from €44.0 billion in 2006 to €58.5 billion in 2007, mainly due to increased activity in Brazil, the United Kingdom, Mexico, Switzerland, and Chile.
Average balances of pension funds in Spain increased by 10.5% from €9.1 billion in 2006 to €10.1 billion in 2007, mainly due to increased activity in individual pension funds. Since we sold our pension funds businesses in Latin America, our remaining business abroad is in Portugal. Average balances of pension funds in Portugal grew 19.1% from €1.2 billion in 2006 to €1.5 billion in 2007.
Gains (Losses) on Financial Assets and Liabilities (net)
Net gains on financial assets and liabilities in 2008 were €2,963.7 million with a 27.1% growth from €2,331.7 million in 2007. During 2007, net gains on financial assets and liabilities increased by 13.1% over the €2,062.5 million earned in 2006. Gains (losses) on financial assets and liabilities include gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including spot market foreign exchange transactions, sales of investment securities and liquidation of our corresponding hedge or other derivative positions. For further details, see Note 44 to our consolidated financial statements.
2008 compared to 2007
Net gains on financial assets and liabilities rose 27.1% to €2,963.7 million. Principally due to the gains of €741 million obtained from the sale of subordinated liabilities from ABN AMRO, which were partially offset by the €643 million losses from the fund created for the Santander group customers, who suffered losses due to the collapse of Lehman and the Bernard L. Madoff fraud.
2007 compared to 2006
Net gains on financial assets and liabilities rose 13.1% to €2,331.7 million, principally due to the improvement of the performance of the available for sale financial assets compared to the negative impact in 2006 of the write-down of portfolios of structural interest rate risk hedging.

Other operating income / expenses
Net other operating income in 2008 was €208.0 million with a 12.4% decrease from €237.4 million in 2007. During 2007, net other operating income increased by 0.2% over the €237.1 million earned in 2006. Under this line item we include income and expenses from insurance activity, from non-financial services, other commissions and charges to the Fondo de Garantía de Depósitos.
In 2008, the 9.4% increase in insurance activity was offset by lower income from non-financial services and higher charges to the Fondo de Garantía de Depósitos.
In 2007, the 20.3% increase in insurance activity and the 27.9% increase in income from non-financial services were offset by a 10.6% increase in other commissions. As a result other operating income/expenses remained flat.
Administrative Expenses
Administrative expenses were €11,979.3 million in 2008, a 8.7% or €961.0 million increase from €11,018.3 million in 2007, which was a 10.5% or €1,049.2 million increase from €9,969.2 million in 2006.
2008 compared to 2007
Administrative expenses for 2008 and 2007 were as follows:

			Amount	%
	2008	2007	Change	Change
	(in thousands of euros, except percentages)
Personnel expenses	6,963,855	6,551,201	412,654	6.3
Other general expenses	5,015,493	4,467,128	548,365	12.28
Building and premises	1,235,634	989,663	245,971	24.85
Other expenses	1,070,834	912,621	158,213	17.34
Information technology	530,021	488,741	41,280	8.45
Advertising	545,854	563,986	(18,132)	(3.21)
Communications	469,197	417,587	51,610	12.36
Technical reports	303,463	298,175	5,288	1.77
Per diems and travel expenses	264,632	279,298	(14,666)	(5.25)
Taxes (other than income tax)	302,381	279,093	23,288	8.34
Guard and cash courier services	256,704	201,532	55,172	27.38
Insurance premiums	36,773	36,432	341	0.94

Total administrative expenses	11,979,348	11,018,329	961,019	8.72
The 8.7% increase in administrative expenses in 2008 reflected a 6.3% increase in personnel expenses and a 12.3% increase in other general expenses.
If Banco Real had been accounted for by the equity method in the fourth quarter of 2008, expenses would have increased at a notably slower pace than the equivalent rates in previous quarters. The current environment of lower revenue growth requires even stricter management of costs. All geographic as well as global units registered growth in administrative expenses that was in accord with the Group’s cost control and with ongoing business development plans. The Group’s targets of efficiency were met in 2008.

2007 compared to 2006
Administrative expenses for 2007 and 2006 were as follows:

			Amount	%
	2007	2006	Change	Change
	(in thousands of euros, except percentages)
Personnel expenses	6,551,201	5,967,873	583,328	9.77
Other general expenses	4,467,128	4,001,298	465,830	11.51
Building and premises	989,663	972,933	16,730	1.72
Other expenses	912,621	835,554	77,067	9.22
Information technology	488,741	417,977	70,764	16.93
Advertising	563,986	474,290	89,696	18.91
Communications	417,587	346,854	70,733	20.39
Technical reports	298,175	258,349	39,826	15.42
Per diems and travel expenses	279,298	242,444	36,854	15.20
Taxes (other than income tax)	279,093	227,835	51,258	22.50
Guard and cash courier services	201,532	189,474	12,058	6.36
Insurance premiums	36,432	35,588	844	2.37

Total administrative expenses	11,018,329	9,969,171	1,049,158	10.52
The 10.5% increase in administrative expenses in 2007 reflected a 9.8% increase in personnel expenses and an 11.5% increase in other general expenses.
In Continental Europe, expenses increased by 13.6% in 2007 as compared to 2006, with the commercial networks recording moderate growth while absorbing the expansion of the business. The Santander Branch Network, Banesto and Portugal opened 193 branches in net terms in 2007, with limited or zero real growth in expenses. The rise in Santander Consumer Finance’s costs was largely due to the consolidation of Drive in 2007 (although its impact on the Group’s increase in expenses was less than 1 percentage point but represents an increase of 12 percentage points for Santander Consumer Finance) and the launch of expansion projects, particularly in France, Denmark and Russia. Abbey continued to streamline its expenses in 2007 (which amounted to a reduction of 3.2% in euros).
Finally, Latin America’s expenses rose 10.8% in 2007 (reflecting an increase of 15.0% in local currency) and, as in Europe, growth was due to expansion plans and the launch of new products. At the end of 2007 we had 292 additional branches and 1,618 additional ATMs than in 2006.
The rise in expenses incurred in the Financial Management and Equity Stakes segment was due to spending on corporate projects, investment in technology and our single brand, as well as expenses related to the Bank’s 150th anniversary celebration.
Depreciation and Amortization
Depreciation and amortization was €1,269.5 million in 2008, a 0.1% or €1.6 million increase from €1,267.9 million in 2007, which was a 10.6% or €121.3 million increase from €1,146.5 million in 2006.
Provisions (net)
Net provisions were €1,699.1 million in 2008, a 66.0% or €675.6 million increase from €1,023.6 million in 2007, which was a 5.2% or €55.7 million decrease from €1,079.3 million in 2006. This item includes additions charged to the income statement in relation to provisions for pensions and similar obligations, provisions for contingent liabilities and commitments and other provisions (mainly provisions for restructuring costs and tax and legal litigation). See Note 25 to our consolidated financial statements.

Impairment Losses (net)
Impairment losses (net) were €7,395.1 million in 2008, a 46.41% or €2,343.9 million increase from €5,051.2 million in 2007, which was a 101.9% or €2,549.4 million increase from €2,501.8 million in 2006.
Impairment losses are divided in the income statement as follows:

	2008	2007	2006
	(in thousands of euros)
Impairment losses on financial assets:	6,345,433	3,502,604	2,480,993
Loans and receivables	5,964,405	3,496,058	2,483,862
Other financial assets not measured at fair value through profit and loss	381,028	6,546	2,869
Impairment losses on other assets:	1,049,704	1,548,610	20,781
Goodwill and other intangible assets	983,929	1,162,872	12,811
Other assets	65,775	385,738	7,970

Total impairment losses (net)	7,395,137	5,051,214	2,501,774
2008 compared to 2007
The €2,468.3 million increase in net impairment losses for loans and receivables in 2008 compared to 2007 (which amounted to an increase of 70.6%) reflected a €2,552.5 million net increase in allowances (€6,669.3 million in 2008 compared to €4,116.8 million in 2007), a €89.4 million increase in recoveries of loans previously charged-off (€713.6 million in 2008 compared to €624.2 million in 2007) and a €5.2 million increase in impairment losses of other assets.
Impairment losses increased in 2008 compared to 2007 in most business units for various reasons: firstly, and most importantly, the faster than expected deterioration in the macroeconomic environment; secondly, the growth in lending, which in some units was still 20%; thirdly, the change in the portfolio mix in previous years and lastly the integration in the fourth quarter of Banco Real.
Our total allowances for credit losses (excluding country-risk) increased by €3,560.8 million to €12,863.0 million at December 31, 2008, from €9,302.2 million at December 31, 2007.
Non-performing loans (excluding country-risk) increased by €8,012.2 million to €14,190.8 million at December 31, 2008, compared to €6,178.7 million at December 31, 2007. Our coverage ratio was 90.6% at December 31, 2008, and 150.5% at December 31, 2007. See Item 4 of Part I, “Information on the Company—B. Business Overview—Selected Statistical Information—Impaired Asset Ratios”.
2007 compared to 2006
Impairment losses in goodwill in 2007 reflect the loss in our investment in Sovereign.
The €1,012.2 million increase in net impairment losses for loans and receivables in 2007 compared to 2006 reflected a €1,100.4 million net increase in allowances (€4,116.8 million in 2007 compared to €3,016.4 million in 2006), a €72.6 million increase in recoveries of loans previously charged-off (€624.2 million in 2007 compared to €551.6 million in 2006) and a €15.6 million decrease in impairment losses of other assets. See Item 4 of Part I, “Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Classification Requirements”.

This increase was largely due to the net difference between increased provisions for Latin America (which grew by €760 million), the impact of the consolidation of Drive (which grew by €407 million) and a reduced volume of generic provisions compared to 2006, mostly relating to Global Wholesale Banking.
Our total allowances for credit losses (excluding country-risk) increased by €675.3 million to €9,302.2 million at December 31, 2007, from €8,626.9 million at December 31, 2006.
Non-performing loans (excluding country-risk) increased by €1,571.2 million to €6,178.7 million at December 31, 2007, compared to €4,607.5 million at December 31, 2006. Our coverage ratio was 150.5% at December 31, 2007, and 187.2% at December 31, 2006. See Item 4 of Part I, “Information on the Company—B. Business Overview—Selected Statistical Information—Impaired Asset Ratios”.
Net gains / (losses) on other assets
Net gains on other assets were €1,848.8 million in 2008, a 24.8% or €610.0 million decrease from €2,458.8 million in 2007, which was a 87.5% or €1,147.5 million increase from €1,311.3 million in 2006.
2008 compared to 2007

			Amount	%
	2008	2007	Change	Change
	(in millions of euros, except percentages)
Gains / (losses) on disposal of assets not classified as non-current assets held for sale	118.0	1,815.9	(1,697.9)	(93.5%)
Of which:
Sale of real state assets	—	1,620.1	(1,620.1)	—
Gains / (losses) on non-current assets held for sale not classified as discontinued operations	1,730.8	643.0	1,087.8	169.2%
Of which:
Sale of Grupo Santander City	836.7	—	836.7	—
Antonveneta	3,045.6		3,045.6	—
Intesa San Paolo	—	566.1	(566.1)	—
Impairment and sale of RBS and Fortis (*)	(2,042.7)	—	(2,042.7)	—

(*)	Write-down recognized in the income statement of ownership interests in RBS and Fortis. See note 50 to our consolidated financial statements.
2007 compared to 2006

			Amount	%
	2007	2006	Change	Change
	(in millions of euros, except percentages)
Gains / (losses) on disposal of assets not classified as non-current assets held for sale	1,815.9	352.1	1,463.8	415.7%
Of which:
Sale of real state assets	1,620.1	—	1,620.1	—
Sale of ADRs Chile	—	269.8	(269.8)	—
Gains / (losses) on non-current assets held for sale not classified as discontinued operations	643.0	959.2	(316.2)	(33.0%)
Of which:
Intesa San Paolo	566.1	704.9	(138.8)	(19.7%)
Antena 3	—	294.3	(294.3)	—

Income Tax
The provision for corporate income tax was €1,884.2 million in 2008, a 19.3% or €451.5 million decrease from €2,335.7 million in 2007, which was a 3.6% or €81.1 million increase from €2,254.6 million in 2006. The effective tax rate was 16.8% in 2008, 20.7% in 2007 and 23.9% in 2006. For information about factors affecting effective tax rates, see Note 27 to our consolidated financial statements.
Profit / (losses) from discontinued operations
Losses from discontinued operations were €13.1 million in 2008, a 101.6% or €809.7 million decrease from profits of €796.6 million in 2007. In 2007, profits from discontinued operations decreased 47.1% or €708.4 million from the €1,505.0 million earned in 2006.
During 2008, the Group did not discontinue any significant operation.
The 2007 divestment relates to the sale of our pension fund management businesses in Latin America to ING Groep NV (see Item 4 of Part I, “Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations—Sale of Latin American pension fund management companies”).
Profit attributable to minority interests
Profit attributable to minority interests was €456.0 million in 2008, a 20.8% or €119.9 million decrease from €575.9 million in 2007, an 11.4% or €73.9 million decrease from €649.8 million in 2006. For further details, see Note 28 to our consolidated financial statements.
2008 compared to 2007
The €119.9 million decrease in profit attributable to minority shareholders in 2008 is principally due to the reduced net income of the consolidated company Grupo Financiero Santander, S.A. de C.V.
2007 compared to 2006
The €73.9 million decrease in profit attributable to minority shareholders in 2007 is principally the result of the reduced net income of two consolidated companies: Banesto and Somaen-Dos S.L, which was partially offset by increased income from Grupo Financiero Santander, S.A. de C.V.

Results of Operations by Business Areas
Our results of operations by business areas can be summarized as follows (see Item 4 of Part I, “Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations”):
Principal level (geographic):
Continental Europe

				Variations
	2008	2007	2006	2008/2007	2007/2006
	(in millions of euros, except percentages)
INTEREST INCOME / CHARGES	9,413	7,742	6,008	21.6%	28.9%
Income from equity instruments	266	201	226	32.3%	(11.1%)
Income from companies accounted for by the equity method	(4)	9	6	(144.4%)	50.0%
Net fees and commissions	4,086	4,137	3,653	(1.2%)	13.2%
Gains/losses on financial assets and liabilities	771	732	710	5.3%	3.1%
Other operating income/expenses	148	133	185	11.3%	(28.1%)
TOTAL INCOME	14,681	12,955	10,787	13.3%	20.1%
Administrative expenses	(4,756)	(4,564)	(3,990)	(4.0%)	14.4%
Personnel expenses	(3,126)	(3,037)	(2,708)	2.9%	12.1%
Other general expenses	(1,620)	(1,527)	(1,282)	6.1%	19.1%
Depreciation and amortization	(580)	(559)	(522)	3.8%	7.1%
Impairment losses on financial assets	(2,477)	(1,557)	(1,317)	59.1%	18.2%
Net provisions	(37)	30	(292)	(223.3%)	(110.3%)
Impairment losses on other assets	(16)	(8)	(14)	100.0%	(42.9%)
Gains/losses on other assets	(30)	26	19	(215.4%)	36.8%
OPERATING PROFIT/LOSS BEFORE TAX	6,794	6,323	4,671	7.4%	35.4%
Income tax	(1,756)	(1,777)	(1,403)	(1.2%)	26.7%
PROFIT FROM CONTINUING OPERATIONS	5,039	4,546	3,268	10.8%	39.1%
Profit from discontinued operations	(21)	—	1,147	—	(100.0%)
CONSOLIDATED PROFIT FOR THE YEAR	5,018	4,546	4,416	10.4%	2.9%
Profit attributable to minority interest	110	107	271	2.8%	(60.5%)
Profit attributable to the Parent	4,908	4,439	4,144	10.6%	7.1%
2008 compared to 2007
In 2008, Continental Europe contributed 53.9% of the profit attributable to the Group’s operating areas. The main drivers of growth in Continental Europe were the rise in interest income together with the selective control of costs.
Interest income was €9,413 million in 2008, which is a 21.6% or €1,671 million increase from the €7,742 million obtained in 2007 due in part, to the active management of spreads which partly offset the slowdown in volumes.
Net fees and commission income was €4,086 million in 2008, a 1.2% decrease from €4,137 million in 2007 because of the decrease in such income from Global Wholesale Banking while the retail units increased around 4%. Among the retail units there was a significant increase in Santander Consumer Finance (reflecting an increase of 35.1%) due to the improved conditions in the marketing of products while the other main units decreased slightly.

Gains/(losses) on financial assets and liabilities were €771 million in 2008, a 5.3% increase from €732 million in 2007 with a moderate or negative performance by the retail units reflecting the volatility of the markets on the selling of customer products and a higher growth from Global Wholesale Banking.
Administrative expenses were €4,746 million in 2008, a 4.0% increase from €4,564 million in 2007. Santander Branch Network and Portugal increased around 2% and Banesto increased 3.5% reflecting the strict control on expenses. Administrative expenses for Santander Consumer Finance increased by 12.7% after consolidating the new units of Netherlands and Germany. Excluding them, expenses in Santander Consumer Finance grew by 3%.
Impairment losses on financial assets were €2,477 million in 2008, a 59.1% increase from €1,557 million in 2007. Impairment losses grew significantly in all units due to the increase in non-performing loans as a result of the intensified economic downturn. NPL ratio increased from 0.9% in 2007 to 2.31% in 2008 while NPL coverage decreased from 188% in 2007 to 90% a year later.
Profit attributable to the Parent was €4,908 million in 2008, a 10.6% increase from €4,439 million in 2007. This increase was largely due to the units in Spain (reflecting an increase of 15.3%). By contrast, Portugal’s profit increased by only 0.7% and Santander Consumer Finance’s were slightly lower.
2007 compared to 2006
In 2007, Continental Europe contributed 53.4% of the profit attributed to the Group’s operating areas. The main drivers of growth in Continental Europe were the rise in net interest income and net fee and commission income, together with the selective control of costs.
Interest income was €7,742 million in 2007, which is a 28.9% or €1,734 million increase from the €6,008 million obtained in 2006 (after increasing for 11 consecutive quarters). This was due to the integration of Drive, increased business volumes, and the improvement in the customer spreads of the Santander Branch Network and Banesto. Although a US company, Drive is consolidated into Santander Consumer Finance due to its consumer financing activity.
Net fee and commission income increased €484 million or 13.25% during 2007 to €4,137 million when compared to €3,653 million in the previous year. The main drivers of growth were: (i) a 37.0% increase at Santander Consumer Finance, because of greater focus on cross-selling; (ii) 22.2% growth at Banif; (iii) a 9.2% increase at Asset Management and Insurance; and (iv) a 59.1% rise at Global Wholesale Banking due to greater activity with clients. The performance of the Santander Branch Network was almost flat because of the inclusion of other initiatives in the “We want to be your Bank” campaign and the launch of the “Comissões Zero” strategy in Portugal.
Gains/losses on financial assets and liabilities were €732 million in 2007, a 3.1% or €22 million increase from €710 million in 2006. This was largely due to revenue from proprietary trading, which benefited from a more positive environment in 2007.
Total income increased €2,168 million or 20.1% in 2007 to €12,955 million from gross income of €10,787 million in 2006.
Administrative expenses were €4,564 million in 2007, a 14.4% increase from €3,990 million in 2006. The increase was due to increases in spending on development projects by global areas, expenses related to the opening of 204 branches and those linked to the launch of start-ups in consumer business.
Impairment losses on financial assets were €1,557 million in 2007, a 18.2% increase from €1,317 million in 2006. The increase is principally due to the consolidation of Drive (which was not consolidated in 2006) which resulted in additional provisions of €407 million in 2007. However, offsetting this was a €288 million reduction in 2007 in the generic provision expense in the Global Wholesale Banking business. Excluding these effects, the provision expense has increased by less than 10%. Continenral Europe had an NPL ratio of 0.90% and a coverage ratio of 188% at the end of 2007.

Profit attributable to the Parent was €4,439 million in 2007, a 7.1% or €295 million increase from €4,144 million in 2006. This growth was due to the rise in commercial revenues and selective control of costs.
United Kingdom

				Variations
	2008	2007	2006	2008/2007	2007/2006
	(in millions of euros, except percentages)
INTEREST INCOME / CHARGES	2,411	2,334	2,107	3.3%	10.8%
Income from equity instruments	—	1	1	—	—
Income from companies accounted for by the equity method	—	2	3	—	(33.3%)
Net fees and commissions	926	1,007	1,026	(8.0%)	(1.9%)
Gains/ losses on financial assets and liabilities	500	436	423	14.7%	3.1%
Other operating income/expenses	49	65	54	(24.6%)	20.4%
TOTAL INCOME	3,887	3,845	3,614	1.1%	6.4%
Administrative expenses	(1,604)	(1,829)	(1,889)	(12.3%)	(3.2%)
Personnel expenses	(986)	(1,045)	(1,069)	(5.6%)	(2.2%)
Other general expenses	(618)	(784)	(820)	(21.2%)	(4.4%)
Depreciation and amortization	(157)	(102)	(105)	53.9%	(2.9%)
Impairment losses on financial assets	(456)	(312)	(387)	46.2%	(19.4%)
Net provisions	(29)	5	(2)	(680.0%)	(350.0%)
Impairment losses on other assets	—	—	—	—	—
Gains/losses on other assets	31	15	2	106.7%	650.0%
OPERATING PROFIT/LOSS BEFORE TAX	1,673	1,622	1,232	3.1%	31.7%
Income tax	(426)	(421)	(343)	1.2%	22.7%
PROFIT FROM CONTINUING OPERATIONS	1,247	1,201	889	3.8%	35.1%
Profit from discontinued operations	—	—	114	—	(100.0%)
CONSOLIDATED PROFIT FOR THE YEAR	1,247	1,201	1,003	3.8%	19.7%
Profit attributable to minority interest	—	—	—	—	—
Profit attributable to the Parent	1,247	1,201	1,003	3.8%	19.7%
2008 compared to 2007
In 2008, United Kingdom contributed 13.7% of the profit attributable to the Parent’s total operating areas. The 2008 results were affected by the challenging financial environment and by the sterling’s depreciation in the fourth quarter.
Interest income was €2,411 million in 2008, a 3.3% or €77 million increase from €2,334 million in 2007. In local currency, the increase was 20% reflecting the solid increase in assets and liabilities, as well as active management of spreads on capturing and retaining funds.
Net fees and commissions were €926 million in 2008, a 8.0% or €81 million decrease from €1,007 million in 2007. In local currency, net fees and commissions increased 6.7% due to greater activity. Despite difficult market conditions, Retail Banking continued in the UK to broaden its cross-selling activity, with increased commission from credit cards and investments. Growth in these areas was offset by lower mortgage redemption volumes, lower unsecured lending and continued pressure on current account charges.

Gains / losses on financial assets and liabilities were €500 million in 2008, a 14.7% or €64 million increase from €436 million in 2007. In local currency, gains on financial transactions rose 33.2% backed by the good developments in markets’ business in the second half of the year.
Administrative expenses were €1,604 million in 2008, a 12.3% or €225 million decrease from €1,829 million in 2007. In local currency, administrative expenses increased by 1.9% due to continuing cost reduction activity partially offset by costs relating to the Bradford & Bingley savings business and branch network.
Impairment losses on financial assets were €456 million in 2008, a 46.2% or €144 million increase from €312 million in 2007. In local currency, the increase was 69.5%, largely because of the release of generic provisions in 2007 as specific provisions only increased by 8.5%. The increase in specific provisions was low as compared with other units because, despite the deterioration in economic conditions, credit quality remained strong due to a continued reduction in the size of the unsecured personal lending book. The NPL ratio for the UK segment rose from 0.60% to 1.04% at the end of 2008, while coverage increased from 66% to 69%.
Profit attributable to the Parent was €1,247 million in 2008, a 3.8% or €46 million increase from €1,201 million in 2007. The comparison with 2007 is affected by the sterling’s depreciation; in local currency profit attributable to the Parent was 20.5%.
2007 compared to 2006
In 2007, the UK (through Abbey) contributed 14.5% of the profit attributed to the Group’s total operating areas. Of particular note in the 19.7% increase in Abbey’s profits was the growth in gross operating income in a worse than envisaged economic environment.
Interest income was €2,334 million in 2007, a 10.8% or €227 million increase from €2,107 million in 2006. This reflected the increase in business volumes and, above all, very active management of spreads, the main focus in 2007. This management was applied to loans, where the decrease in spreads on mortgages was limited and in personal loans they rose strongly, as well as customer deposits and investment products.
Net fee and commission income was €1,007 million. Net fees and commissions showed a positive trend in the sale of investment and protection products and in new business from cards. Offsetting this was the reduced revenue from fees related to current accounts and mortgages, which resulted in an overall decrease of 1.8%.
Gains/losses on financial assets and liabilities grew by 3.1% to €436 million. Less favorable conditions in financial markets in the second half of 2007 affected these items.
Total income was €3,845 million in 2007, a 6.4% or €231 million increase from €3,614 million in 2006.
Administrative expenses continued their downward trend to €1,829 million. For the third consecutive year, the synergies contemplated at the time of acquisition were exceeded. Administrative expenses were 3.2% lower in 2007, largely due to the savings resulting from the reduction of headcount in 2006.
Impairment losses on financial assets were 19.4% lower than in 2006. This reflected the continued good quality of mortgages and lower exposure to unsecured personal loans (“UPLs”), especially those generated via the Internet. The NPL ratio for the UK segment remained virtually unchanged at 0.60%, while coverage dropped from 86% to 66%. This reduction was mainly due to the change of mix in NPLs, as the strategy of lower activity in UPLs (which have higher coverage) produced a decline in their relative share of total lending, while the share of mortgage loans increased (lower coverage as mortgages have greater security).
Profit attributable to the Parent was €1,201 million in 2007, a 19.7% or €198 million increase from €1,003 million in 2006.

Latin America

				Variations
	2008	2007	2006	2008/2007	2007/2008
	(in millions of euros, except percentages)
INTEREST INCOME / CHARGES	8,659	6,654	5,280	30.1%	26.0%
Income from equity instruments	58	37	23	56.8%	60.9%
Income from companies accounted for by the equity method	21	4	7	425.0%	(42.9%)
Net fees and commissions	3,393	2,866	2,357	18.4%	21.6%
Gains/ losses on financial assets and liabilities	926	702	612	31.9%	14.7%
Other operating income/expenses	(54)	(5)	57	980.0%	(108.8%)
TOTAL INCOME	13,002	10,258	8,337	26.7%	23.0%
Administrative expenses	(4,959)	(4,089)	(3,700)	21.3%	10.5%
Personnel expenses	(2,655)	(2,222)	(1,975)	19.5%	12.5%
Other general expenses	(2,304)	(1,867)	(1,725)	23.4%	8.2%
Depreciation and amortization	(437)	(348)	(305)	25.6%	14.1%
Impairment losses on financial assets	(3,082)	(1,619)	(861)	90.4%	88.0%
Net provisions	(565)	(553)	(349)	2.2%	58.5%
Impairment losses on other assets	(7)	(30)	(6)	(76.7%)	400.0%
Gains/looses on other assets	42	161	4	(73.9%)	3,925.0%
OPERATING PROFIT/LOSS BEFORE TAX	3,994	3,781	3,120	5.6%	21.2%
Income tax	(711)	(822)	(669)	(13.5%)	22.9%
PROFIT FROM CONTINUING OPERATIONS	3,283	2,958	2,451	11.0%	20.7%
Profit from discontinued operations	7	112	124	(93.8%)	(9.7%)
CONSOLIDATED PROFIT FOR THE YEAR	3,290	3,071	2,575	7.1%	19.3%
Profit attributable to minority interest	346	404	289	(14.4%)	39.8%
Profit attributable to the Parent	2,945	2,666	2,287	10.5%	16.6%
2008 compared to 2007
In 2008, Latin America contributed 32.4% of the profit attributable to the Parent’s total operating areas after consolidating the fourth quarter results of Banco Real in Brazil. (Previously, Banco Real was accounted for by the equity method.) Economic growth in the main countries slowed down significantly in the second half of 2008, especially in the fourth quarter, reflecting the adverse impact of the global financial crisis and the downturn or recession in developed economies, particularly the US. The most visible and immediate impact of the financial crisis on Latin America is the sharp depreciation of currencies against the dollar (around 20% for some) as of the middle of September in 2008. Particularly, the Brazilian real and the Chilean peso appreciated against the dollar until the third quarter of 2008 and then slid sharply in the fourth quarter. The dollar, the currency used to manage business in Latin America, depreciated 7% against the euro in 2008 (annual average). The Chilean peso depreciated against the euro from 715 to 757, the Mexican peso from 15.0 to 16.3 and the Brazilian real remained virtually unchanged.
Interest income was €8,659 million in 2008, a 30.1% or €2,005 million increase from €6,654 million in 2007. Spreads on loans (varying from country to country) dropped 22 basis points in the fourth quarter (due to lower growth in consumer credit and cards). Spreads on deposits rose 30 basis points between the third and fourth quarters.

Net fees and commissions were €3,393 million in 2008, an 18.4% or €527 million increase from €2,866 million in 2007 due to the focus on recurring revenues and, specifically, on developing fee-generating products and services. Of note were the fees from insurance, which increased by 62% in local currency and credit cards, which increased by 27% in local currency. In light of the global economic downturn, the Group is placing less emphasis on market share in retail lending and, in wholesale businesses, focusing on the provision of services and the generation of fee income.
Gains / losses on financial assets and liabilities were €926 million in 2008, a 31.9% or €224 million increase from €702 million in 2007 due to customer activity and capital gains in portfolios.
Administrative expenses were €4,959 million in 2008, a 21.3% or €870 million increase from €4,089 million in 2007, affected by the consolidation of Banco Real in the fourth quarter.
Impairment losses on financial assets were €3,082 million in 2008, a 90.4% or €1,463 million increase from €1,619 million in 2007 because of the growth in lending and the greater focus, until recently, on the more profitable segments, but also with a higher risk premium, and the consolidation of Banco Real. The NPL ratio for Latin America was 2.95% at the end of 2008 (1.87% in 2007), while coverage was 108% (134% in 2007).
Profit attributable to the Parent was €2,945 million in 2008, a 10.5% (15.4% in local currency) or €279 million increase from €2,666 million in 2007.
2007 compared to 2006
In 2007, Latin America contributed 32.1% of the profit attributed to the Group’s total operating areas. The 16.6% growth in profits attributed to Latin America was affected by the sale of pension fund management companies AFP Unión Vida in Peru and Banco Santa Cruz in Bolivia, and a 7.23% interest in Banco Santander Chile. Furthermore, in 2007 we sold our pension fund management companies in Chile, Argentina, Colombia, Mexico and Uruguay (see Item 4 of Part I, “Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations — Sale of Latin American pension fund management companies”). Excluding this, net profit from ordinary activities increased 20.7% (reflecting an increase of 26.7% without the exchange rate effect). Retail Banking continued to be the engine of the Group’s growth in the region with a rise in profit before tax of 37.2% (reflecting an increase of 45.6% excluding the exchange rate effect). This performance reflected the strategic focus on developing banking with individuals, SMEs and companies.
Interest income experienced a 26.0% growth, backed by the strong expansion of retail business, particularly loans to individuals and SMEs. Spreads behaved differently among individual countries, but ended the year slightly higher as a whole, both in loans and savings (spreads in deposits plus commissions in mutual funds). In those countries where sharp falls in interest rates compressed spreads (for example, Brazil), the impact was offset by the reduction in the cost of financing portfolios of securities.
Net fee and commission income increased by 21.6% to €2,866 million as we focused on strengthening the most recurrent revenues. Specifically, we developed fee-generating products like credit cards, cash management, foreign trade, mutual funds and insurance. The growth in fees from credit cards (reflecting an increase of 39.6%) and insurance (reflecting an increase of 34.6%) and the rise in fees from investment banking (reflecting an increase of 36.8%) was also noteworthy.
Gains/losses on financial assets and liabilities increased 14.7% because of customer activity and capital gains in portfolios, improved by an increase in value due to a fall in interest rates, particularly in Brazil.
Total income grew 23.0% to €10,258 million in 2007.
Administrative expenses grew 10.5% (with an average inflation of 5%) to €4,089 million, due to investment and spending incurred in specific business expansion programs (increasing capacity, technology expenditure, installing Santander’s single brand, and promotions).

Impairment losses on financial assets grew 88.0%, because of the growth in lending and the greater focus on more profitable business, which also attracted a higher risk premium. The NPL ratio was 1.87% at the end of 2007 (compared to 1.38% in 2006), while coverage was 134% (compared to 167% in 2006).
Profit attributable to the Parent in euros was negatively affected by exchange rates. The negative impact of exchange rates becomes evident when comparing the 16.6% growth in profits in euros to 22.1% growth excluding the exchange rate impact. Latin American currencies, overall, appreciated against the dollar (the Brazilian real significantly and the Chilean peso less so, while the Mexican peso remained stable overall). Meanwhile, the US dollar, which is the currency used to manage the businesses in Latin America, depreciated 9% against the euro in 2007. The average exchange rate of the Brazilian real strengthened against the euro from 2.73 to 2.66, while the Chilean peso depreciated from 665 to 715 and the Mexican peso from 13.7 to 15.0.

Financial Management and Equity Stakes

				Variations
	2008	2007	2006	2008/2007	2007/2006
	(in millions of euros, except percentages)
INTEREST INCOME / CHARGES	(2,312)	(1,777)	(1,274)	30.1%	39.5%
Income from equity instruments	229	183	162	25.1%	13.0%
Income from companies accounted for by the equity method	780	427	411	82.7%	3.9%
Net fees and commissions	46	30	(11)	53.3%	(372.7%)
Gains/ losses on financial assets and liabilities	1,346	1,113	414	20.9%	168.8%
Other operating income/expenses	64	43	(59)	48.8%	(172.9%)
TOTAL INCOME	154	19	(357)	710.5%	(105.3%)
Administrative expenses	(671)	(537)	(390)	24.95%	37.69%
Personnel expenses	(197)	(248)	(215)	(20.6%)	15.3%
Other general expenses	(474)	(289)	(175)	64.0%	65.1%
Depreciation and amortization	(96)	(259)	(214)	(62.9%)	21.0%
Impairment losses on financial assets	(331)	(13)	84	2,446.2%	(115.5%)
Net provisions	(1,068)	(506)	(436)	111.1%	16.1%
Impairment losses on other assets	(1,026)	(1,511)	(1)	(32.1%)	—
Gains/losses on other assets	1,806	2,257	1,286	(20.0%)	75.5%
OPERATING PROFIT/LOSS BEFORE TAX	(1,231)	(550)	(28)	123.8%	1,864.3%
Income tax	1,009	685	160	47.3%	328.1%
PROFIT FROM CONTINUING OPERATIONS	(222)	135	132	(264.4%)	2.3%
Profit from discontinued operations	—	684	120	(100.0%)	470.0%
CONSOLIDATED PROFIT FOR THE YEAR	(222)	819	251	(127.1%)	226.3%
Profit attributable to minority interest	1	65	90	(98.5%)	(27.8%)
Profit attributable to the Parent	(223)	754	162	(129.6%)	365.4%
2008 compared to 2007
Interest income decreased by €2,312 million in 2008, a 30.1% decrease as compared to 2007, largely due to the higher cost of financing the assets of ABN AMRO.
Income from equity instruments was €229 million in 2008, a 25.1% increase from 2007. This figure is the net result of the increase in the dividends from Royal Bank of Scotland and Fortis and the lower dividends from Intesa Sanpaolo (sold in 2007).
Income from companies accounted for by the equity method was €780 million in 2008 compared to €427 million in 2007. This difference was due, on the one hand, to a greater contribution from RFS Holdings, B.V. (basically Banco Real) which in 2008 consolidated nine months of profit after tax, while in 2007 it was only consolidated from October, the date of the acquisition, until the end of the year. CEPSA’s contribution, on the other hand, was lower because as of October 1, its profits ceased to be recorded by the equity method as the stake was transferred to non-current assets held for sale.
Gains / losses on financial assets and liabilities were €1,346 million in 2008, a 20.9% increase from €1,113 million in 2008. A major factor here was the creation of a €643 million fund (€450 million net of tax) for Santander Group customers who suffered losses due to the collapse of Lehman Brothers and the of Bernard L. Madoff fraud which was offset by the €741 million capital gains from the sale of ABN’s liabilities.
Administrative expenses were €671 million in 2008, a 25% increase as compared to 2007.

In 2008, net provisions were €1,068 million, impairment losses on other assets were €1,026 and gains / losses on other assets were €1,806 million. These line items include the capital gains generated from the sale of Grupo Santander City (€586 million) and from the sale of the businesses in Italy acquired from ABN (€2,245 million) partially offset by €386 million from a fund for restructuring costs, €382 million from an early retirement fund, and €175 million from other funds. Additionally, €1,430 million to write down the stakes in Fortis and Royal Bank of Scotland, €904 million to amortize the intangibles of Abbey and €295 million to amortize the goodwill of Santander Consumer Finance and writedowns in other portfolios (all figures net of taxes).
Loss attributable to the Parent was amounted to €223 million in 2008 as a result of the increase in impairments and provisions registered during the period.
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
Interest income declined €503 million resulting in a €1,777 million loss. This negative performance was mainly due to the impact that the rise in interest rates had on the cost of financing, with increased costs from the increased volume of securitizations.
Income from companies accounted for by the equity method increased 3.9%, principally as a result of the €141 million additional revenue from RFS Holding’s (ABN AMRO) inclusion in the Group’s financial statements. A reduction in profits from CEPSA partially offset this increase.
Gains/losses on financial assets and liabilities increased by €699 million or 169%. This growth was principally due to the positive effect of the euro/dollar and euro/sterling position (which offsets the negative impact of the depreciation of the respective currencies on the results in Latin America and the United Kingdom), and the larger contribution from the portfolios of interest rate risk hedging. Due to write-downs, interest rate risk hedging recorded losses in 2006, whereas in 2007 made a slightly positive contribution.
Administrative expenses increased due to the increased expenses incurred in the development of the single brand and costs associated with sponsorship and Santander’s 150th anniversary.
Impairment losses on other assets increased to €1,511 million due to a valuation adjustment made to the investment in Sovereign of €737 million, a write-down of €351 million on intangible assets (customer lists in Brazil), and a €242 million increase in special allowances for retirement plans.
Gains / losses on other assets experienced a growth of 75.5% to €2,257 million. This is mainly due to capital gains from the sale of property (€1,076 million) and 1.79% of Intesa Sanpaolo (€566 million).
Profits from discontinued operations included gains of €622 million, principally related to the sale of our pensions business in Latin America.

Secondary level (business):
Retail Banking

				Variations
	2008	2007	2006	2008/2007	2007/2006
	(in millions of euros, except percentages)
INTEREST INCOME / CHARGES	18,362	15,235	12,252	20.5%	24.3%
Income from equity instruments	149	80	60	86.3%	33.3%
Income from companies accounted for by the equity method	16	13	16	23.1%	—
Net fees and commissions	7,137	6,618	5,966	7.8%	10.9%
Gains/losses on financial assets and liabilities	1,144	962	689	18.9%	39.6%
Other operating income/expenses	(33)	(5)	140	560.0%	(103.6%)
TOTAL INCOME	26,775	22,901	19,123	16.9%	19.8%
Administrative expenses	(10,002)	(9,172)	(8,517)	9.1%	7.7%
Personnel expenses	(5,987)	(5,539)	(5,097)	8.1%	8.7%
Other general expenses	(4,015)	(3,633)	(3,420)	10.5%	6.2%
Depreciation and amortization	(1,067)	(898)	(846)	18.8%	6.1%
Impairment losses on financial assets	(5,740)	(3,426)	(2,258)	67.5%	51.7%
Net provisions	(603)	(459)	(579)	31.4%	(20.7%)
Impairment losses on other assets	(25)	(37)	(23)	(32.4%)	60.9%
Gains/losses on other assets	38	202	25	(81.2%)	—
OPERATING PROFIT/LOSS BEFORE TAX	9,376	9,110	6,926	2.9%	31.5%
Income tax	(2,066)	(2,334)	(1,833)	(11.5%)	27.3%
PROFIT FROM CONTINUING OPERATIONS	7,311	6,776	5,093	7.9%	33.0%
Profit from discontinued operations	(13)	—	1,155	—	(100.0%)
CONSOLIDATED PROFIT FOR THE YEAR	7,297	6,776	6,248	7.7%	8.5%
Profit attributable to minority interest	422	457	499	(7.7%)	(8.4%)
Profit attributable to the Parent	6,875	6,319	5,749	8.8%	9.9%
2008 compared to 2007
The Group’s Retail Banking segment generated 75.5% of the operating areas’ total profit attributable to the Parent. This result is conditioned by two factors: on the one hand, the performance in euro terms in the UK and Latin America reflects the negative impact of exchange rates, which absorbed the growth in local currencies. On the other, the consolidation of one quarter of Banco Real has a positive impact of 3 percentage points on profits.
Interest income increased 20.5% to €18,362 million, due to the impact of increased business (including the entry of Banco Real) and better customer spreads.
Net fees and commissions were €7,137 million in 2008, a 7.8% increase from €6,618 million in 2007.
Gains / losses on financial assets and liabilities were €1,144 million in 2008, a 18.9% increase from €962 million in 2007.
Administrative expenses were €10,002 million in 2008, a 9.0% increase from €9,172 million in 2007. This increase is well below that of total income (16.9%) and is also affected by the entry of Banco Real in the fourth quarter.
Impairment losses on financial assets were €5,740 million in 2008, a 67.5% or €2,314 million increase from €3,426 million in 2007. This increase was due to the deterioration of the market together with the greater volume of lending and the greater risk premium caused by the entry into more profitable segments and products, as well as the consolidation of Banco Real.

Profit attributable to the Parent was €6,875 million in 2008, an 8.8% increase from €6,319 million in 2007.
Retail Banking in Continental Europe continued the growth trends in volumes and earnings of the last two years. The main units of growth were the Santander Branch Network and Banesto Retail and the main drivers were (1) the good evolution of business, that performed better than the market, although quarter-on-quarter growth eased; (2) the careful management of prices in a changing environment of interest rates and (3) selective control of expenses.
Retail Banking in the UK in euro terms was strongly affected by the negative impact of exchange rates. Profit before tax in 2008 in sterling was 12.1% higher than in 2007 but it was 3.5% lower in 2007 in euros.
The results of Retail Banking in Latin America came from growth in customer business, the good performance of interest income and net fees, and control of costs compatible with ongoing business development. The factors behind this growth were the rise in the number of individual customers and SMEs, and development of loyalty products.
As a result of the large rise in net loan-loss provisions (partly due to the deterioration of the economic environment and partly due to regulatory changes in Mexico and the unification of criteria in Brazil after the integration of Banco Real), together with a decrease of gains/losses on other assets because of the release in 2007 of a fund established in Brazil that was not needed, profit before tax was lower than in 2007.
2007 compared to 2006
The Group’s Retail Banking segment generated 76.1% of profit before tax in 2007. The increase in profits as compared to 2006 was principally due to the growth in interest income combined with a moderate increase in costs.
Interest income increased 24.3% to €15,235 million, due to the impact of increased business and better customer spreads.
Net fee and commission income was €6,618 million in 2007, an 11% or €652 million increase from €5,966 million in 2006, reflecting the Group’s strategy of targeting the most recurrent revenues.
Gains/losses on financial assets and liabilities were €962 million in 2007, a 39.6% or €273 million increase from €689 million in 2006.
Administrative expenses grew 7.7% in 2007, well below the rise in total income of 19.8%.
Impairment losses on financial assets were 51.7% higher than in 2006 because of the greater volume of lending and the entry into more profitable segments and products, which attract a greater risk premium, as well as the incorporation of the results of Drive which, given its business structure, has a proportionally greater impact on this item than on others.
Profit attributable to the Parent increased 9.9% to €6,319 million, with good performance in Continental Europe as well as at Abbey and in Latin America.
The drivers of growth in Retail Banking in Continental Europe continued to be: business expansion, with lending up by 15% and deposits increasing by 7% (affected by the issuance of “Valores Santander”), good management of prices in an environment of rising interest rates and selective control of costs.
Profit before tax in Abbey’s Retail Banking was 31.6% higher due to the combined effect of 7.2% rise in total income, a 1.7% reduction in operating expenses and 19.9% reduction in net loan-loss provisions.
Retail Banking in Latin America experienced an increase in profit before tax of 37.2% in euro terms. The increase in local currency was 45.6%. We based our growth strategy on increasing the number of individual customers and SMEs, developing loyalty products such as payroll and credit cards, and focusing on the more profitable products in all countries.

The performance of the three main countries of Latin America (Brazil, Mexico and Chile) was very good. Profit before tax (in euros) grew by 45.3%.
Global Wholesale Banking

				Variations
	2008	2007	2006	2008/2007	2007/2006
	(in millions of euros, except percentages)
INTEREST INCOME / CHARGES	1,934	1,364	1,061	41.8%	28.6%
Income from equity instruments	162	148	180	9.5%	(17.8%)
Income from companies accounted for by the equity method	2	2	—	—	—
Net fees and commissions	861	922	646	(6.6%)	42.7%
Gains/losses on financial assets and liabilities	1,027	878	1,042	17.0%	(15.7%)
Other operating income/expenses	(39)	(30)	(31)	30.0%	(3.2%)
TOTAL INCOME	3,947	3,285	2,898	20.2%	13.4%
Administrative expenses	(1,027)	(1,024)	(848)	0.4%	20.8%
Personnel expenses	(647)	(632)	(547)	2.4%	15.5%
Other general expenses	(380)	(392)	(301)	(3.1%)	30.2%
Depreciation and amortization	(88)	(91)	(70)	(3.3%)	30.0%
Impairment losses on financial assets	(275)	(63)	(307)	336.5%	(79.5%)
Net provisions	(13)	(35)	(50)	(62.9%)	(30.0%)
Impairment losses on other assets	—	—	3	—	(100.0%)
Gains/losses on other assets	5	—	—	—	—
OPERATING PROFIT/LOSS BEFORE TAX	2,548	2,072	1,626	23.0%	27.4%
Income tax	(684)	(523)	(426)	30.8%	22.8%
PROFIT FROM CONTINUING OPERATIONS	1,865	1,548	1,201	20.5%	28.9%
Profit from discontinued operations	—	—	2	—	(100.0%)
CONSOLIDATED PROFIT FOR THE YEAR	1,865	1,548	1,203	20.5%	28.7%
Profit attributable to minority interest	11	9	21	22.2%	(57.1%)
Profit attributable to the Parent	1,854	1,539	1,182	20.5%	30.2%
2008 compared to 2007
Global Wholesale Banking generated 20.4% of the operating areas’ profit attributable to the Parent in 2008. The area’s growth was due to a customer-focused business model, the area’s global capacities and connection with local units, and the strength of the Group’s capital and liquidity which made it possible to increase profit.
Interest income was €1,934 million in 2008, a 41.8% or €570 million increase from €1,364 million in 2007. The strong growth in customer revenues accounted for more than 85% of the area’s total revenues. Almost all segments of business and countries grew throughout the year especially in the fourth quarter, partly due to the improved spreads and the acceleration of revenues in hedging the positions of our clients.
Net fees and commissions were €861 million in 2008, a 6.6% decrease from €922 million in 2007, affected by the 29% decrease in the results of trading activity due to the instability of the markets.
Total income was €3,947 million in 2008, a 20.2% increase from €3,285 million in 2007.

Administrative expenses were €1,027 million in 2008, a 0.3% increase from €1,024 million in 2007 due to a strict adjustment of expenses and structures to the new environment.
Impairment losses on financial assets were €275 million in 2008, a €212 million increase from €63 million in 2007. The main reason is the increase in generic provisions because of large operations in the second half of the year, particularly in the fourth quarter.
2007 compared to 2006
Global Wholesale Banking generated 16.4% of the operating areas’ profit before tax in 2007. This growth was due to higher customer revenue and lower generic provisions.
Total income was €3,285 million, 13.4% higher, due to strong growth in customer revenues, which accounted for more than 77% of total revenues, and because of the increased contribution of value-added businesses (markets, investment banking and cash management). Fee and commission income rose 42.7%, driven by corporate finance activities, structured financing and the trading of securities.
The increased revenues were the result of the investments made to strengthen the global management capacities of the product and business areas, applied to markets very active in corporate operations particularly in the first half of the year, as well as the extension of Santander Global Connect.
Gains on financial assets and liabilities decreased by 15.7% due to the reduction in contribution from trading activity in the second half of the year, which was affected by instability in markets, compared to excellent results in the first half of the year.
Administrative expenses increased by 20.8%, which continued to reflect the investment made in developing markets and global transactional banking.
Impairment losses on financial assets were 79.5% lower compared with substantial allocations in 2006, generated by certain large operations.

Asset Management and Insurance

				Variations
	2008	2007	2006	2008/2007	2007/2006
	(in millions of euros, except percentages)
INTEREST INCOME / CHARGES	188	131	82	43.5%	59.8%
Income from equity instruments	13	12	10	8.3%	20.0%
Income from companies accounted for by the equity method	—	—	—	—	—
Net fees and comisions	407	470	423	(13.4%)	11.1%
Gains/ losses on financial assets and liabilities	26	29	14	(10.3%)	107.1%
Other operating income/expenses	215	229	187	(6.1%)	22.5%
TOTAL INCOME	848	872	716	(2.8%)	21.8%
Administrative expenses	(279)	(285)	(215)	(2.11%)	32.56%
Personnel expenses	(132)	(132)	(109)	—	21.1%
Other general expenses	(147)	(153)	(106)	(3.9%)	44.3%
Depreciation and amortization	(19)	(19)	(17)	—	11.8%
Impairment losses on financial assets	1	—	—	—	—
Net provisions	(16)	(23)	(15)	(30.4%)	53.3%
Impairment losses on other assets	2	—	—	—	—
Gains/looses on other assets	—	—	—	—	—
OPERATING PROFIT/LOSS BEFORE TAX	537	544	471	(1.3%)	15.5%
Income tax	(144)	(163)	(156)	(11.7%)	4.5%
PROFIT FROM CONTINUING OPERATIONS	393	381	315	3.1%	21.0%
Profit from discontinued operations	—	112	228	(100.0%)	(50.9%)
CONSOLIDATED PROFIT FOR THE YEAR	393	493	543	(20.3%)	(9.2%)
Profit attributable to minority interest	22	45	40	(51.1%)	12.5%
Profit attributable to the Parent	371	448	503	(17.2%)	(10.9%)
2008 compared to 2007
This segment accounted for 4.1% of profit attributable to the Parent in 2008.
Total income was €848 million in 2008, a 2.8% or €24 million from €872 million in 2007 as the higher revenues from insurance did not offset the fall in fee income. The latter was hit by the decline in the volume of mutual funds in the main countries where the Group operates, particularly Spain. In this market, customer demand and the focus of retail networks shifted to traditional and/or structured deposits.
Administrative expenses were €279 million in 2008, a 2.1% or €6 million decrease from €285 million in 2007 reflecting the area’s efforts to adapt its structures to the new environment of revenues, while absorbing the investments made to generate global businesses.
Asset Management. Santander Asset Management’s global business generated €1,542 million of fees in 2008 reflecting a drop of 18.4% as compared to 2007. Profit before tax, after deducting operating expenses (which was 3.4% lower than in 2007), and fees paid to the networks, was 9.0% lower at €221 million. Total managed pension and mutual funds amounted to €100 billion.

Insurance. The global business of Santander Insurance generated total income (fees and revenues from insurance activity) of €2,147 million (reflecting an increase of 22.6%), comprising 6.9% of the total income of the operating areas. Its total contribution to the Group’s results, comprising the sum of profit before tax of the insurance companies and brokers (€316 million) and fees received by networks, was €2,020 million (reflecting an increase of 23.6%).
The volume of premium income distributed in the year was more than €9.6 billion (reflecting an increase of 34%). Life-savings products contributed 72% of the total, life-risk by 15% and non-life by 13%. Of the total premium income, 84% was subscribed by Group companies.
2007 compared to 2006
This segment accounted for 4.8% of profit before tax. These figures, like the others in this section, do not include the contribution of our pensions businesses in Latin America, which were sold in 2007. The sale of these businesses in Colombia, Uruguay, Mexico, Chile and Argentina was the result of a strategic review and generated net capital gains of €622 million (recorded in the Financial Management and Equity Stakes segment).
Total income rose 21.8%, mainly driven by insurance activity. Net fee and commission income was virtually unchanged because of the slowdown in the mutual funds business in Spain and the strong impact of exchange rates on Latin America’s total income (in Chile and Mexico growth was between 8 and 12 percentage points lower when converted into euros).
Administrative expenses, which reflect the investment in building up these global businesses, increased 32.6%.
Asset Management. Santander Asset Management’s global business generated €1,891 million in fees in 2007 (reflecting an increase of 5.9%). Profit before tax, after deducting operating expenses and fees paid to the networks, was 8.1% higher at €243 million. Excluding the assets of the pension units that we sold, total managed assets amounted to €130 billion.
Insurance. The global business of Santander Insurance generated total income (comprising fees and revenues from insurance) of €1,751 million (reflecting an increase of 21.8%), which amounted to 6.5% of the operating areas’ total. Its total contribution to the Group’s results, the sum of profit before tax of the insurance companies and brokers (comprising €294 million) and fees received by networks, was €1,674 million (reflecting an increase of 21.5%).
Financial Condition
Assets and Liabilities
Our total assets were €1,049,631.6 million at December 31, 2008, a 15.0% or €136,716.6 million increase from total assets of €912,915.0 million at December 31, 2007. Our gross loans and advances to corporate clients, individual clients and government and public entities, including the trading portfolio, other financial assets at fair value and loans, increased by 10.3% to €639,354.5 million at December 31, 2008 from €579,793.7 million at December 31, 2007. This increase was caused by, first, a positive effect due to the consolidation of Banco Real, Alliance & Leicester and the consumer business units acquired from RBS and, second, by a negative exchange-rate impact from the depreciation, on the basis of year-end euro exchange rates, of 23% for the sterling and more than 15% for the main Latin American currencies.
Customer deposits, which comprise deposits from clients and securities sold to clients under agreements to repurchase, increased by 18.2% from €355,406.5 million at December 31, 2007, to €420,229.4 million at December 31, 2008. This percentage of increase was also affected by both the exchange-rate impact and the consolidation effect described above. Other managed funds, including mutual funds, pension funds, managed portfolios and savings-insurance policies, decreased by 18.1% from €159,986.2 million at December 31, 2007, to €131,061.5 million at December 31, 2008.

In addition, and as part of the global financing strategy, during 2008 the Group issued €76,786 million of senior debt (including through Abbey’s medium term program), of which €2,165 million are mortgage bonds (cédulas hipotecarias).
During 2008, €93,872 million of senior debt, €1,500 million of mortgage bonds and €1,315 million of subordinated debt matured.
Goodwill was €18,836 million at the end of 2008, of which €7,926 million corresponded to Latin America and €10,379 million to Europe. During 2008, goodwill increased by €5,005 million, mainly due to the acquisition of Banco Real which generated goodwill of €6,446 million. Excluding the effect of the change in the consolidation perimeter, goodwill decreased due to exchange rate differences relating to Abbey’s goodwill.
Capital
Stockholders’ equity, net of treasury stock, at December 31, 2008, was €57,586.9 million, an increase of €2,387.0 million or 4.3% from €55,199.9 million at December 31, 2007, mainly due to the increase of capital and reserves.
Our eligible stockholders’ equity was €62,277 million at December 31, 2008. The surplus over the minimum required by the Bank of Spain was €21,299 million. In accordance with the Basel II Accord criteria (which provide the framework under which Spanish entities must report capital ratios as of June 30, 2008), the BIS II ratio was 13.3%, Tier I Capital was 9.1% and core capital was 7.5%. See Item 4 of Part I, “Information on the Company—B. Business Overview—Supervision and Regulation—Capital Adequacy Requirements”.
B. Liquidity and capital resources
Management of liquidity
For information about our liquidity risk management process, see Item 11 of Part I, “Quantitative and Qualitative Disclosures About Market Risk—Part. 10 Market Risk—Statistical Tools for Measuring and Managing Market Risk—Non Trading activity—Liquidity Risk” and “—Quantitative analysis—B. Non Trading Activity—Asset and liability management— Management of structural liquidity”.
Sources of funding
As a financial group, a principal source of our liquidity is our customer deposits which consist primarily of demand, time and notice deposits. In addition, we complement the liquidity generated by our customer deposits through access to the domestic and international capital markets and to the interbank market (overnight and time deposits). For this purpose, we have in place a series of domestic and international programs for the issuance of commercial paper and medium and long- term debt. We also maintain a diversified portfolio of liquid and securitized assets throughout the year. In addition, another source of liquidity is the generation of cash flow.
At December 31, 2008, we had outstanding €236.4 billion of senior debt, of which €84.1 billion were mortgage bonds and €42.1 billion were promissory notes. Additionally, we had €38.9 billion in outstanding subordinated debt (which includes €7.6 billion preferred securities and €1.1 billion in preferred shares).
The following table shows the average balances during the years 2008, 2007 and 2006 of our principal sources of funds:

	2008	2007	2006
	(in thousands of euros)
Due to credit entities	114,434,146	112,021,327	123,753,200
Customer deposits	361,187,111	336,440,618	315,478,695
Marketable debt securities	237,927,982	227,627,869	174,377,295
Subordinated debt	36,223,720	32,902,151	29,554,497

Total	749,772,959	708,991,965	643,163,687

The average maturity of our outstanding debt as of December 31, 2008 is as follows:

(1) Senior debt	3.9 years
(2) Mortgage debt	15.2 years
(3) Dated subordinated debt	8.9 years
For more information see Notes 22.b, 23.a and 51.a to our consolidated financial statements.
The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of, and reduce our market access to debt financing. Our credit ratings are as follows:

	Long-Term	Short-Term	Financial Strength
Standard & Poor’s	AA	A1+

Fitch	AA	F1+	A/B

Moody’s	Aa1	P1	B

DBRS	AA	R1 (high)
Our total customer deposits, excluding assets sold under repurchase agreements, totaled €378.7 billion at December 31, 2008. Loans and advances to customers (gross) totaled €639.4 billion at the same date.
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
We, Grupo Santander, are a European, Latin American and North American financial group. Although, at this moment, except for Venezuela, we are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Bank (the Parent company) in the form of cash dividends, loans or advances, capital repatriation and other forms, or to have access to foreign currency at the official exchange rate, there is no assurance that in the future such restrictions will not be adopted or how they would affect our business. Nevertheless, the geographic diversification of our businesses limits the effect of any restrictions that could be adopted in any given country.
We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.
As of December 31, 2008, and to the present date, we did not, and presently do not, have any material commitments for capital expenditures.

C. Research and development, patents and licenses, etc.
We do not currently conduct any significant research and development activities.
D. Trend information
The global financial services sector is likely to remain competitive with a large number of financial service providers and alternative distribution channels. Additionally, consolidation in the sector (through mergers, acquisitions or alliances) is likely to occur as the other major banks look to increase their market share, combine with complementary businesses or strengthen their balance sheets. In addition, regulatory changes will take place in the future that we expect will increase the overall level of regulation in the markets.
The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on the Bank or that would cause the disclosed financial information not to be indicative of our future operating results or our financial condition:
•	a continued downturn in the Spanish, the United Kingdom and the United States real estate markets, and a corresponding increase in mortgage defaults;
•	uncertainty regarding interest rates in the United States and other countries;
•
uncertainties relating to economic growth expectations and interest rates cycles, especially in the United States, Spain, the United Kingdom, other European countries and Latin America, and the impact they may have over the yield curve and exchange rates;

•	the effect that the current global economic slowdown will have over Europe, the US and Latin America and fluctuations in local interest and exchange rates;
•	continued changes in the macroeconomic environment could further deteriorate the quality of our customers’ credit;
•	increases in our cost of funding could adversely affect our net interest margin as a consequence of timing differences in the repricing of our assets and liabilities;
•	continued instability and volatility in the financial markets;
•	a drop in the value of the euro relative to the US dollar, the Sterling pound or Latin American currencies;
•	inflationary pressures, because of the effect they may have in relation to increases of interest rates and decreases of growth;
•	increased consolidation of the global financial services sector, which could further reduce our spreads;
•
although it is foreseeable that entry barriers to domestic markets in Europe will eventually be lowered, our possible plans of expansion into other markets could be affected by regulatory requirements of the national authorities of these countries;

•	acquisitions or restructurings of businesses that do not perform in accordance with our expectations or that subject us to previously unknown risks;
•	increased regulation and government intervention prompted by the recent turmoil in global financial markets;
•
the risk of further reductions in liquidity and increases of credit spreads as a consequence of the crisis in the financial markets, which could affect not only our cost of funding but also the value of our proprietary portfolios and our assets under management; and

•	future regulatory changes that may increase the overall level of regulation in the markets.

E. Off-balance sheet arrangements
As of December 31, 2008, 2007 and 2006, we had outstanding the following contingent liabilities and commitments:

	2008	2007	2006
	(in thousands of euros)

Contingent liabilities:
Financial guarantees and other sureties	15,614,342	17,172,990	11,356,789
Financial guarantees	14,710,988	16,464,340	10,878,103
Credit derivatives sold	903,067	708,250	478,250
Other financial guarantees	287	400	436

Irrevocable documentary credits	3,590,454	5,803,088	5,029,484
Other guarantees	45,613,498	52,632,118	41,819,139
Other contingent liabilities	504,900	608,389	563,897

	65,323,194	76,216,585	58,769,309

Commitments:
Balances drawable by third parties	123,329,168	102,215,927	91,690,396
Other commitments	8,395,838	12,460,636	11,559,034

	131,725,006	114,676,563	103,249,430

	197,048,200	190,893,148	162,018,739
For more information see Note 55.7 to our Consolidated Financial Statements.
In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance sheet funds managed by us as of December 31, 2008, 2007 and 2006:

	2008	2007	2006
	(in thousands of euros)

Off-balance sheet funds:
Mutual funds	90,305,714	119,210,503	119,838,418
Pension funds	11,127,918	11,952,437	29,450,103
Other managed funds	17,289,448	19,814,340	17,835,031

	118,723,080	150,977,280	167,123,552

Relationship with unconsolidated companies
We have holdings in companies over which we are in a position to exercise significant influence, but that we do not control or jointly control. According to IFRS-IASB, these investments in associated companies are accounted for using the equity method (see further details of these companies in Exhibit II to our consolidated financial statements).
Transactions with these companies are made under market conditions and are closely monitored by our regulatory authorities. See Note 53 to our consolidated financial statements for further information.
Also, we use special purpose vehicles (“fondos de titulización”) in our securitization activity. According to the IFRS, only those vehicles that meet certain requirements are consolidated in the Group’s financial statements. We are not required to repurchase assets from or contribute additional assets to any of these special purpose vehicles. We do, however, provide in the ordinary course of business certain loans (amounting to €200.6 million to “fondos de titulización” in Spain as of December 31, 2008) to some of these special purpose vehicles, which are provided for in accordance with the risks involved. In 2008, the Group securitized €64 billion of medium and long-term assets. For liquidity management purposes, considering a securitization performed by Abbey at the end of December 2007, this figure amounts to €74 billion.
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
F. Tabular disclosure of contractual obligations
The following table summarizes our contractual obligations by remaining maturity at December 31, 2008:

		More than	More than
		1 year but	3 years but
Contractual obligations	Less than	less than 3	less than 5	More than
(in millions of euros)	1 year	years	years	5 years	Total

Deposits from credit institutions	61,404	4,006	3,740	1,432	70,582
Customer deposits	367,050	20,349	9,602	9,014	406,015
Marketable debt securities	80,784	42,132	23,508	81,218	227,642
Subordinated debt	1,905	3,506	1,283	32,179	38,873
Operating lease obligations	332	728	436	2,001	3,497
Purchase obligations	3	4	1	—	8
Other long-term liabilities (1)	—	—	—	11,198	11,198
Total	511,478	70,725	38,570	137,042	757,815

(1)	Other long-term liabilities relate to pensions and similar obligations.
For a description of our trading and hedging derivatives, which are not reflected in the above table, see Note 36 to our consolidated financial statements.
For more information on our marketable debt securities and subordinated debt, see Notes 22 and 23 to our consolidated financial statements.

Item 6. Directors, senior management and employees
A. Directors and senior management
We are managed by our board of directors, which currently consists of 19 members. In accordance with our By-laws (Estatutos), the board shall consist of at least 14 and not more than 22 members. Each member of the board is elected to a five-year term by our shareholders at a general meeting, with approximately one-fifth of the members being elected each year, and they may be re-elected.
Our board of directors meets approximately nine times per year. In 2008, it met 11 times. Our board of directors elects our chairman and vice chairmen from among its members, as well as the chief executive officer. Between board meetings, lending and other board powers reside with the executive committee (comisión ejecutiva) and with the risk committee (comisión delegada de riesgos). The chairman is the Bank’s most senior officer and, as a result, has delegated to him all such powers as may be delegated under Spanish law, our By-laws and the Rules and Regulations of the board of directors1. The chairman leads the bank’s management team, in accordance with the decisions made and the criteria set by our shareholders at the general shareholders’ meeting and by the board.
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

[1]
The board of directors, at its meeting on March 23, 2009, resolved to approve new Rules and Regulations of the Board in order to bring some aspects of its internal regulations into line with the By-laws approved by the shareholders at the general shareholders’ meeting held on June 21, 2008. All references to the Rules and Regulations of the Board in this annual report on Form 20-F are references to the new Rules and Regulations approved by the board of directors.

The Rules and Regulations of the Board are available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate governance—Board of directors—Rules and Regulations of the Board of Directors”.

The current members of our board of directors are:

		Director
Name	Position with Santander	Since
Emilio Botín (1)	Chairman	1960
Fernando de Asúa	First vice chairman	1999
Alfredo Sáenz	Second vice chairman and chief executive officer	1994
Matías R. Inciarte (2)	Third vice chairman	1988
Manuel Soto	Fourth vice chairman	1999
Assicurazioni Generali, S.p.A.	Director	1999
Antonio Basagoiti	Director	1999
Ana P. Botín (1)	Director	1989
Javier Botín (1)	Director	2004
Lord Burns	Director	2004
Guillermo de la Dehesa	Director	2002
Rodrigo Echenique	Director	1988
Antonio Escámez	Director	1999
Francisco Luzón	Director	1997
Abel Matutes	Director	2002
Juan R. Inciarte (2)	Director	2008
Luis Ángel Rojo	Director	2005
Luis Alberto Salazar-Simpson	Director	1999
Isabel Tocino	Director	2007

(1)	Ana P. Botín and Javier Botín are daughter and son, respectively, of Emilio Botín.

(2)	Matías R. Inciarte and Juan R. Inciarte are brothers.

Our current executive officers are:

Name	Position with Banco Santander
Emilio Botín	Chairman of the board of directors and of the executive committee
Alfredo Sáenz	Second vice chairman of the board of directors and chief executive officer
Matías R. Inciarte	Third vice chairman of the board of directors and chairman of the risk committee
Ana P. Botín	Chairwoman, Banesto
Francisco Luzón	Director, executive vice president, America
Juan R. Inciarte	Director, executive vice president, strategy
José A. Alvarez	Executive vice president, financial management and investor relations
Nuno Amado	Executive vice president, Santander Totta
Ignacio Benjumea	Executive vice president, general secretariat
Juan Manuel Cendoya	Executive vice president, communications, corporate marketing and research
José María Espí	Executive vice president, risk
José María Fuster	Executive vice president, technology and operations
José Luis G. Alciturri	Executive vice president, human resources
Enrique G. Candelas	Executive vice president, Santander branch network — Spain
Joan-David Grimà	Executive vice president, asset management
Juan Guitard	Executive vice president, internal auditing
Gonzalo de las Heras	Executive vice president, global wholesale banking
Antonio H. Osorio	Chief executive officer, Abbey
Adolfo Lagos	Executive vice president, global wholesale banking
Jorge Maortua	Executive vice president, global wholesale banking
Javier Marín	Executive vice president, global private banking
Jorge Morán	Executive vice president, insurance
César Ortega	Executive vice president, general secretariat
Javier Peralta	Executive vice president, risk
Jaime P. Renovales	Executive vice president, general secretariat
Marcial Portela	Executive vice president, America
Magda Salarich	Executive vice president, Santander Consumer Finance
José Tejón	Executive vice president, financial accounting and control
Jesús Ma Zabalza	Executive vice president, America

Following is a summary description of the relevant business experience and principal business activities of our current directors and executive officers:
Emilio Botín (chairman of the board of directors and of the executive committee)
Born in 1934. He joined the board of directors of Banco Santander in 1960, and in 1986 he was appointed chairman of the board. He is also a non-executive director of Shinsei Bank, Limited.
Fernando de Asúa (first vice chairman of the board of directors and chairman of the appointments and remuneration committee)
Born in 1932. Former vice chairman of Banco Central Hispanoamericano from 1991 to 1999. He was appointed director in April 1999 and first vice chairman in July 2004. He is a former chairman of IBM España, S.A., and he is currently the honorary chairman. In addition, he is non-executive director of CEPSA and a non-executive vice chairman of Técnicas Reunidas, S.A.
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
Matías R. Inciarte (third vice chairman of the board of directors and chairman of the risk committee)
Born in 1948. He joined Banco Santander in 1984 and was appointed executive vice president and chief financial officer in 1986. In 1988 he was appointed director and in 1994 second vice chairman. He is a non-executive director of Banesto, and since 2008, president of the Fundación Príncipe de Asturias. He was minister of the presidency of the Spanish Government from 1981 to 1982.
Manuel Soto (fourth vice chairman of the board of directors)
Born in 1940. He was appointed director in April 1999. He is non-executive vice chairman of Indra Sistemas, S.A. and a non-executive director of Corporación Financiera Alba, S.A and Cartera Industrial REA, S.A. In addition, he was formerly chairman of Arthur Andersen’s Global Board and manager for EMEA (Europe Middle East and Africa) and India.
Assicurazioni Generali, S.p.A. (“Assicurazioni”)
An Italian insurance company represented on our board by its chairman, Antoine Bernheim. Assicurazioni is a former director of Banco Central Hispanoamericano from 1994 to 1999. Assicurazioni was appointed director in April 1999.
Antoine Bernheim (Representative of the company director Assicurazioni)
Born in 1924. He joined the board of directors of Assicurazioni Generali in 1973, becoming the company’s vice chairman in 1990 and chairman from 1995 to 1999. He was re-elected chairman in 2002. He is vice chairman of the supervisory board of Intesa Sanpaolo S.p.A., vice chairman of the Assicurazioni group’s subsidiary Alleanza Assicurazioni S.p.A., member of the board of Mediobanca, vice chairman of LVMH Moët Hennessy-Louis Vuitton and of Bolloré Investissement. Antoine Bernheim is also a director of Generali France, Generali Deutchland Holding AG, Generali España Holding Entidades de Seguros S.A., BSI, Generali Holding Vienna and Christian Dior S.A. Finally, he is a member of the supervisory board of Eurazeo.

Antonio Basagoiti
Born in 1942. Former executive vice president of Banco Central Hispanoamericano. He was appointed director in July 1999. He is non-executive proprietary vice chairman of Faes Farma, S.A., a non-executive director of Pescanova, S.A. and member of the external advisory committee of A.T. Kearney. He is a former chairman of Unión Fenosa, S.A., where he is currently the honorary chairman.
Ana P. Botín
Born in 1960. Former executive vice president of Banco Santander, S.A. and former chief executive officer of Banco Santander de Negocios from 1994 to 1999. In February 2002, she was appointed executive chairwoman of Banesto. She is also a non-executive director of Assicurazioni Generali, S.p.A. She is also a member of the International Advisory Board of the New York Stock Exchange, INSEAD, and Georgetown University.
Javier Botín
Born in 1973. He was appointed director in July 2004. He is chairman and chief executive officer of M&B Capital Markets, Sociedad de Valores, S.A.
Lord Burns
Born in 1944. He was appointed director in December 2004. He is also a non-executive chairman of Abbey National plc and Alliance & Leicester plc. In addition, he is a non-executive chairman of Glas Cymru (Welsh Water) and a non-executive director of Pearson Group plc. He was Permanent Secretary to the UK Treasury and chaired the UK Parliamentary Financial Services and Markets Bill Joint Committee and was a non-executive chairman of Marks & Spencer Group plc and a non-executive director of British Land plc and Legal & General Group plc.
Guillermo de la Dehesa
Born in 1941. Former secretary of state of economy and secretary general of commerce of the Spanish Government and chief executive officer of Banco Pastor. He is a state economist and Bank of Spain’s office manager (on leave). He was appointed director in June 2002. He is an international advisor of Goldman Sachs, and a non-executive director of Campofrío Food Group. He is also chairman of the Centre for Economic Policy Research (CEPR) in London, member of the Group of Thirty of Washington, and chairman of the board of trustees of the Instituto de Empresa.
Rodrigo Echenique
Born in 1946. Former director and chief executive officer of Banco Santander, S.A. from 1988 to 1994.
Antonio Escámez
Born in 1951. Former director and executive vice president of Banco Central Hispanoamericano from 1988 to 1999. He was appointed director in April 1999. He is also a non-executive chairman of Santander Consumer Finance, S.A., Open Bank Santander Consumer, S.A. and Arena Media Communications, and a non-executive vice chairman of Attijariwafa Bank.
Francisco Luzón
Born in 1948. He joined Banco Santander in 1996 as executive vice president, adjunct to the chairman. Former chairman of Banco Exterior de España (from 1988 to 1996), Caja Postal (from 1991 to 1996), Corporación Bancaria de España (from 1991 to 1996) and of Argentaria (1996). He is also a non-executive director of Industria de Diseño Textil, S.A. and world vice chairman of Universia.
Abel Matutes
Born in 1941. He joined Banco Santander in 2002 as member of the board. Former foreign minister of the Spanish Government and EU commissioner for the portfolios of Loans and Investment, Financial Engineering and Policy for Small and Medium-sized Companies (1989); North-South Relations, Mediterranean Policy and Relations with Latin America and Asia (1989) and of the Transport and Energy and Supply Agency of Euroatom (1993). He is also a chairman of Grupo de Empresas Matutes.

Juan R. Inciarte
Born in 1952. He joined Banco Santander in 1985 as director and executive vice president of Banco Santander de Negocios. In 1989 he was appointed executive vice president and from 1991 to 1999 he was a director of Banco Santander. He is also a non-executive vice chairman of Abbey and a director of Santander Consumer Finance, Inc. He is also a director of CEPSA, Alliance & Leicester plc and RFS Holdings. Juan R. Inciarte was appointed director in January 2008.
Luis Ángel Rojo (chairman of the audit and compliance committee)
Born in 1934. He joined Banco Santander in 2005 as a member of the board. Former head of economics, Statistics and Research Department, deputy governor and governor of the Bank of Spain. He has been a member of the Governing Council of the European Central Bank, vice chairman of the European Monetary Institute, member of United Nations’ Development Planning Committee and treasurer of the International Association of Economy. He is a member of the Group of Wise Men appointed by the ECOFIN Council for the study of integration of the European financial markets, member of the Royal Academy of Moral and Political Sciences and of the Royal Academy of the Spanish Language.
Luis Alberto Salazar-Simpson
Born in 1940. He joined Banco Santander in 1999 as a member of the board. He is chairman of France Telecom España and a non-executive director of Mutua Madrileña Automovilista.
Isabel Tocino
Born in 1949. She joined Banco Santander in 2007 as a member of the board. Former minister for environment of the Spanish Government, former chairwoman of the European Affairs and of the Foreign Affairs Committees of Spanish Congress and former chairwoman for Spain and Portugal and former vice chairwoman for Europe of Siebel Systems. She is currently an elected member of the Spanish State Council, a professor of the Complutense University of Madrid, non-executive director of Climate Change Capital and member of the Royal Academy of Doctors.
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
Juan Manuel Cendoya
Born in 1967. Former manager of the Legal and Tax Department of Bankinter, S.A. from 1999 to 2001. He joined the Bank on July 23, 2001 as executive vice president, communications, corporate marketing and research.

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
Juan Guitard
Born in 1960. Former general secretary of the board of Banco Santander de Negocios (from 1994 to 1999) and manager of the investment banking department of the Bank (from 1999 to 2000). He rejoined the Bank in 2002, being appointed executive vice president, vice-secretary general of the board. On March 15, 2009 he was appointed head of the internal audit division and was replaced as head of the legal service by Jaime P. Renovales.
Gonzalo de las Heras
Born in 1940. He joined the Bank in 1990. He was appointed executive vice president in 1991 and supervises the North American business of the Group. He is also a non-executive director of Sovereign Bancorp, Inc.
Antonio H. Osorio
Born in 1964. He joined Banco Santander in 1993 and was appointed executive vice president, Portugal, in January 2000 having previously been CEO of Banco Santander in Brazil. He was chairman of the executive committee of Banco Santander Totta, S.A., chairman of the executive committee of Banco Santander de Negocios Portugal, S.A. and non-executive director of Abbey. In 2006 he was appointed chief executive officer of Abbey and in 2008 he was appointed chief executive officer of Alliance & Leicester. In 2009, he was appointed non-executive director to the Court of the Bank of England.
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
Jaime P. Renovales
Born in 1968. He joined the Group in 2003 as secretary of the board of Banco Español de Crédito (Banesto). In March 2009, he was appointed executive vice president of Banco Santander, vice-secretary general and vice-secretary of the board.
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
* * * * * *

In addition, Ramón Tellaeche, an adjunct to executive vice president of the Bank, is the head of the payment means division, and José A. Villasante, an adjunct to executive vice president of the Bank, is the head of the Santander Universidades division.
The following is a description of arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was appointed.
There is one director that is an international financial institution that holds shares in the Bank: Assicurazioni Generali S.p.A. (represented by Antoine Bernheim).
See also Item 7 of Part I, “Major Shareholders and Related Party Transactions — A. Major Shareholders — Shareholders’ agreements”.
B. Compensation
Directors’ compensation
By-law stipulated fees
Article 58 of the Bank’s new By-laws approved by the shareholders at the general meeting held on June 21, 2008 provides that directors will be entitled to receive up to 1% of the Bank’s net profit for serving as members of the board of directors including annual retainer and meeting attendance fees. However, the board of directors may resolve to reduce this percentage. In the previous By-laws this percentage represented the limit only with respect to the annual retainer and did not include attendance fees.
The amount set by the board of directors for 2008, calculated pursuant to Article 58 of the new By-laws, was 0.124% of the Bank’s profit for 2008. In 2007, it was 0.157%.
At the board meeting held on December 22, 2008, the directors resolved to reduce by 10% the annual retainer for the directors in 2008, and established the following compensation (the respective proportional amounts were allocated to any directors who did not sit on the board for the whole year): each board member received a gross retainer of €106,300 (2007: €118,100; 2006: €107,400) and, additionally, each member of the following board committees received the following gross retainers: executive committee, €213,200 (2007: €236,900; 2006: €215,400); audit and compliance committee, €50,000 (2007: €55,000; 2006: €50,000); appointments and remuneration committee, €30,000 (2007: €33,000; 2006: €30,000). In addition, the first vice chairman and the fourth vice chairman received a gross amount of €36,000 each (2007: €40,000; 2006: €36,000).
Furthermore, the directors receive the following fees for attending board and committee meetings, excluding executive committee meetings, since no attendance fees are received for this committee.
At the proposal of the appointments and remuneration committee, the directors at the board meeting held on December 7, 2007, approved the amounts of fees applicable from January 1, 2008, for attending the board and committee meetings, excluding the executive committee. The agreed-upon gross amounts are as follows:
•	Board of directors: €2,540 for resident directors and €2,057 for non-resident directors.

•	Risk committee and audit and compliance committee: €1,650 for resident directors and €1,335 for non-resident directors.

•	Other committees: €1,270 for resident directors and €1,028 for non-resident directors.
At the meeting held on December 17, 2008, the appointments and remuneration committee proposed to maintain unchanged the amount of fees for attending the meetings of the board of directors and the board committees (excluding the executive committee) as from January 1, 2009. This proposal was approved by the directors at the board meeting held on December 22, 2008.

Salary compensation
As provided by our By-laws, the members of the board and of the executive committee are entitled to be remunerated for discharging duties within the Bank other than those duties performed in their capacity as a director.
The table below shows the aggregate salaries received by the Bank’s executive directors, who at December 31, 2007 and 2006 were Emilio Botín, Alfredo Sáenz, Matías R. Inciarte, Ana P. Botín and Francisco Luzón (Juan R. Inciarte became an executive director in 2008, having become a member of the board of directors on March 24, 2008).
The table below includes, with respect to 2008, the total salary received by Juan R. Inciarte in 2008. The numbers for 2007 and 2006 in this table, however, do not include Juan R. Inciarte’s remuneration, therefore, are not comparable.

	2008	2007	2006
	(in thousands of euros)
Aggregate salaries	25,489	24,315	20,970
Of which: variable compensation	15,240	16,088	13,666
The amount of fixed remuneration received by the executive directors in 2008 were approved by the directors at the board meeting held on December 17, 2007, based on the appointments and remuneration committee’s proposal.
Also, at the board meetings of December 22, 2008 and January 26, 2009, based on the appointments and remuneration committee’s proposal, the directors resolved to reduce by 15% with respect to 2007 the variable remuneration (or bonus) to be received by the executive directors for 2008 (10% in the case of Ana P. Botín).

The remuneration and other compensation granted to the directors in 2008 is as follows:

	Thousands of Euros
	2008												2007	2006
	Bylaw-Stipulated Compensation						Salary of Executive			Other
	Annual Compensation				Attendance Fees		Directors (1)			Remuneration
				Appointments
			Audit and	and
		Executive	Compliance	Remuneration		Other		Variable		Three-Year
Directors	Board	Committee	Committee	Committee	Board	Fees	Fixed	(a)	Total	Share Plan	Other	Total	Total	Total

Emilio Botín	106	213	—	—	23	5	1,305	1,987	3,292	1,780	1	5,420	3,910	3,459
Fernando de Asúa	142	213	50	30	23	185	—	—	—	—	—	642	677	590
Alfredo Sáenz	106	213	—	—	23	5	3,595	4,745	8,340	—	608	9,295	9,604	8,099
Matías R. Inciarte	106	213	—	—	23	168	1,661	2,503	4,164	1,661	206	6,541	5,154	4,501
Manuel Soto	142	—	50	30	23	30	—	—	—	—	—	274	306	271
Assicurazioni Generali, Spa.	123	—	—	—	16	—	—	—	—	—	—	140	143	136
Antonio Basagoiti	106	213	—	—	23	168	—	—	—	—	7	517	523	3,477	(4)
Ana P. Botín	106	213	—	—	23	4	1,269	1,786	3,055	608	12	4,021	3,517	3,084
Javier Botín (2)	106	—	—	—	23	—	—	—	—	—	—	129	143	128
Lord Terence Burns	106	—	—	—	16	—	—	—	—	—	—	123	135	122
Guillermo de la Dehesa	106	213	—	30	23	11	—	—	—	—	—	384	427	381
Rodrigo Echenique (**)	106	213	—	30	20	42	—	—	—	—	32	443	562	1,388
Antonio Escámez	106	213	—	—	23	157	—	—	—	—	36	535	550	1,329
Francisco Luzón	106	213	—	—	23	3	1,461	2,753	4,215	1,473	818	6,851	5,620	4,601
Abel Matutes	106	—	50	—	23	16	—	—	—	—	—	194	213	189
Juan R. Inciarte (*)	82	—	—	—	20	106	958	1,466	2,425	1,090	107	3,830	—	—
Luis Ángel Rojo	106	—	50	30	18	25	—	—	—	—	—	229	249	232
Luis Alberto Salazar-Simpson	106	—	50	—	23	19	—	—	—	—	—	198	214	192
Isabel Tocino (***)	106	—	—	—	23	—	—	—	—	—	—	129	103	—
Mutua Madrileña Automovilista (3)	—	—	—	—	—	—	—	—	—	—	—	—	153	148
Jay S. Sidhu (b)	—	—	—	—	—	—	—	—	—	—	—	—	—	58

Total 2008	2,084	2,132	248	149	411	942	10,249	15,240	25,489	6,612	1,827	39,894	—	—

Total 2007	2,324	2,370	275	165	424	813	8,227	16,088	24,315	—	1,517	—	32,203

Total 2006	2,092	2,150	250	150	386	630	7,304	13,666	20,970	—	5,757	—	—	32,385

(*)	Appointed as a member of the board of directors on January 28, 2008. He took office on March 24, 2008, and on that same day he was designated as member of the risk committee.

(**)	Ceased to be a member of the risk committee on March 24, 2008.

(***)
Appointed by co-optation by the board of directors at its meeting on March 26, 2007. Isabel Tocino took office at the meeting held on April 23, 2007. Her appointment was ratified by the shareholders at the annual general meeting held on June 23, 2007.

(a)	Accrued in 2008.

(b)	Appointed by the shareholders at the annual general meeting on June 17, 2006 and ceased to be a director on December 31, 2006.

(1)	Accounted for as personnel expenses in the income statement of the Bank, except for the salary of Ana P. Botín, which is recognized at Banco Español de Crédito, S.A.

(2)	Amount contributed to the Marcelino Botín foundation.

(3)	Ceased to be a director on December 19, 2007.

(4)
Includes €3 million received for duties discharged on the board of directors of Unión Fenosa during the period in which he belonged to this board at the proposal of the Bank. At the proposal of the Appointments and Remuneration Committee, the Bank’s board of directors at its meeting on February 6, 2006 approved this remuneration.

The amount recorded under “Other remuneration — Three-year share plan” at December 31, 2008 in the foregoing table is €6.6 million in total. It relates to the remuneration in kind received in 2008 by the Bank’s directors due to the exercise of Banco Santander, S.A. share options granted under the I06 three-year incentive plan (Plan I06) approved by the shareholders at the annual general meeting of Banco Santander, S.A. held on June 18, 2005 and, in the case of Ana P. Botín, to that issued by Banco Español de Crédito, S.A. under a three-year incentive plan for executives of this entity approved by the shareholders at its annual general meeting held on February 28, 2006.
The amounts recorded under “Other remuneration — Other” include, among others, the life and medical insurance costs borne by the Group relating to the Bank’s directors
Compensation to the board members as representatives of the Bank and to Senior Management
Representation on other boards
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

		Thousands of euros
	Company	2008	2007	2006

Emilio Botín	Shinsei Bank, Ltd.	53.0	50.1	59.9
Fernando de Asúa	CEPSA	97.2	97.2	95.6
Antonio Escámez	Attijariwafa Bank	14.8	9.9	5.0

		165.0	157.2	160.5
In 2008, Emilio Botín received options to acquire 10,000 shares of Shinsei Bank, Ltd. (Shinsei) at a price of JPY 416 each. Previously, in 2007, 2006 and 2005, Emilio Botín had received, in each year, options to acquire 10,000 Shinsei shares at a price of JPY 555 each for those received in 2007, and options to acquire 25,000 Shinsei shares at a price of JPY 825 each for those received in 2006 and JPY 601 each for those received in 2005. At December 31, 2008, the market price of the Shinsei share was JPY 139 and, therefore, regardless of the stipulated exercise periods, the options granted in those years would not have given rise to any gains had they been exercised.
Furthermore, other directors of the Bank earned a total of €729,000 in 2008 as members of the boards of directors of Group companies (2007: €750,000; 2006: €732,000), the detail being as follows: Lord Burns (Abbey), €651,000; Rodrigo Echenique (Banco Banif, S.A.), €36,000; and Matías R. Inciarte (U.C.I., S.A.), €42,000.
Senior management
Below are the details of the aggregate compensation paid to the Bank’s executive officers (*) in 2008, 2007 and 2006:

	Number	In thousands of euros
	of	Salary Compensation			Other
Year	People (1)	Fixed	Variable	Total	Compensation	Total
2006	26	19,119	34,594	53,713	11,054	64,767
2007	26	19,504	42,768	62,272	10,092	72,364
2008	24	21,219	34,674	55,893	27,598	83,491

(*)	Excluding executive directors’ compensation, which is detailed above.

(1)	The amounts reflect the annual compensation regardless of the number of months in which the position of executive vice president was occupied.

Pension commitments, other insurance and other items
The total balance of supplementary pension obligations assumed by the Group relating to its current and retired employees, which amounted to €11,198 million (covered mostly by in-house provisions) at December 31, 2008, includes the obligations to those who have been directors of the Bank during the year and who discharge (or have discharged) executive functions. The total pension obligations to these directors, together with the total sum insured under life insurance policies and other items, amounted to €311 million at December 31, 2008 (December 31, 2007: €264 million; December 31, 2006: €234 million).
The following table provides information on the obligations undertaken and covered by the Group relating to pension commitments and other insurance for the Bank’s executive directors:

	In thousands of euros
	2008		2007		2006
	Total Accrued		Total Accrued		Total Accrued
	Pension	Other	Pension	Other	Pension	Other
	Obligations	Insurance	Obligations	Insurance	Obligations	Insurance
Emilio Botín	25,579	—	22,926	—	21,068	—
Alfredo Sáenz	80,049	10,785	68,070	9,378	55,537	8,155
Matías R. Inciarte	50,894	4,982	44,226	4,529	39,390	4,117
Ana P. Botín	21,737	1,403	17,975	1,403	15,045	1,402
Francisco Luzón	53,083	7,624	45,468	7,624	39,187	6,571
Juan R. Inciarte	9,918	2,875	—	—	—	—

Total	241,260	27,669	198,665	22,934	170,227	20,245
The amounts in the “Accrued pension obligations” column in the foregoing table relate to the accrued present actuarial value of the future annual payments to be made by the Group. These amounts were obtained using actuarial calculations and cover the obligations to pay the respective calculated pension supplements. In the case of Emilio Botín, Alfredo Sáenz, Matías R. Inciarte and Ana P. Botín, these supplements were calculated as 100% of the sum of the fixed annual salary received at the date of effective retirement plus 30% of the arithmetical mean of the last three variable salary payments received. In addition, in the case of Francisco Luzón, to the amount thus calculated will be added the amounts received by him in the year before retirement or early retirement in his capacity as a member of the board of directors or the committees of the Bank or of other Group companies and, in the case of Juan R. Inciarte, 100% of the gross fixed annual salary received at the date of his effective retirement.
On December 17, 2007 and March 24, 2008, the board of directors of the Bank resolved to authorize a change in the contracts of the executive directors and the other members of the Bank’s senior management -the senior executives- granting them the right, on the date of retirement -or pre-retirement, as appropriate- to opt to receive accrued pensions -or amounts similar thereto- in the form of income or capital, i.e. in one single payment, in full but not in part. In order to maintain the financial neutrality for the Group, the amount to be received in the form of capital by the beneficiary at the date of retirement must be the aliquot part of the market value of the assets assigned to cover the mathematical provisions of the policy instrumenting these commitments to senior executives. The senior executives who are still in service on reaching the age of retirement -or who at the date of the contract entered into have passed the age of retirement- must state whether they wish to opt for this form of benefit. Should the senior executive subsequently die while still in service and prior to retirement, the capital of the pension will correspond to his/her heirs.

At the board meetings held on July 21, 2008 and April 28, 2009, the directors approved the new terms and conditions of the Bank’s contractual relationship with the executive directors and the senior executives who are not executive directors, in order to comply with the new By-laws (Articles 49.2 and 58.4) and the new pensions regime. These terms and conditions include, among others, those implementing and executing the aforementioned resolutions of December 17, 2007 and the March 24, 2008 resolutions granting the executive directors and other senior executives the option to receive pensions or similar amounts in one single payment.
Pension provisions recognized and reversed in 2008 amounted to €27.0 million and €11,000, respectively, whereas they were €21.6 million and €580,000, respectively, in 2007; and €44.8 million and €629,000, respectively, in 2006.
Additionally, other directors have life insurance policies, the cost of which is borne by the Group. For the amount insured being €3 million at December 31, 2008, 2007 and 2006. Also, the payments made in 2008 to the members of the board entitled to post-employment benefits amounted to €2.6 million.
Share-based payments
Pursuant to Spanish law and our By-laws, the decision to grant compensation linked to the Bank’s commom shares must be made by the shareholders acting at a general shareholders’ meeting, at the proposal of the board of directors, following receipt of a report from the appointments and remuneration committee. Our policy provides that only executive directors may be beneficiaries of compensation systems consisting of the delivery of shares or rights thereto.

The detail of these plans granted to directors (see Note 47 to our financial statements) is as follows:
i) Plan I06
In 2004, a long-term incentive plan (I06) was designed which, consisting of options on shares of the Bank, is tied to the achievement of two targets which were achieved. The exercise period is from 15 January 2008 to 15 January 2009. At the date of these consolidated financial statements, Plan I06 had expired. The executive directors are beneficiaries of this plan; the number of Bank share options held by them is indicated below:

	Options					Options Exercised
	at		Options	Options			Number of		Market	Remuneration	Options		Date of	Date of
	December 31,	Exercise	Granted or	at	Options	Number of	Shares	Exercise	Price	Allocated	at	Exercise	Commencement	Expiration of
	2005 and	Price	Exercised	December 31,	Granted	Options	Acquired	Price	Applied	(Thousands	December 31,	Price	of Exercise	Exercise
	2006	(Euros)	Number	2007	Number	Exercised	(***)	(Euros)	(Euros)	of Euros)	2008	(Euros)	Period	Period

Plan I06
Emilio Botín	541,400	9.09	—	541,400	—	(541,400)	541,400	9.09	12.40	1,780	—	—	—	—
Alfredo Sáenz	1,209,100	9.09	—	1,209,100	—	—		—	—	—	1,209,100	9.09	01/15/08	01/15/09
Matías R. Inciarte	665,200	9.09	—	665,200	—	(332,600)	67,901	9.09	14.12	1,661	332,600	9.09	01/15/08	01/15/09
Ana P.Botín (*)	293,692	9.09	—	293,692	—	—		—	—	—	293,692	9.09	01/15/08	01/15/09
Francisco Luzón	639,400	9.09	—	639,400	—	(300,000)	60,656	9.09	14.04	1,473	339,400	9.09	01/15/08	01/15/09
Juan R. Inciarte (**)	419,000	9.09	—	419,000	—	(419,000)	419,000	9.09	11.72	1,090	—	—	—	—

	3,767,792	9.09	—	3,767,792	—	(1,593,000)		—	—	6,004	2,174,792	9.09

(*)	Approved by Banesto’s shareholders at its annual general meeting on February 28, 2006.

(**)
Mr. Juan Rodríguez Inciarte was appointed as member of the board of directors in 2008. The data on his options for prior dates relate to the options granted to him as executive prior to his appointment as director.

(***)
Under the three-year I06 incentive plan (see Note 47 to our consolidated financial statements), each purchase option granted entitles the beneficiary to acquire one Bank share at a price of €9.09, and the number of shares acquired on the exercise of the options is determined on the basis of the settlement method used, which can be cash for stock or cashless for cash. In the case of cash-for-stock settlements, the number of shares granted as consideration for the payment in cash of the exercise price is equal to the number of options exercised.

As detailed in the foregoing table, the remuneration allocated to executive directors due to the exercise of Banco Santander, S.A. share options arising from the I06 three-year incentive plan (see Note 47 to our consolidated financial statements) amounted to €6,004 thousand in 2008. Additionally, the remuneration allocated to Ana P. Botín due to the delivery of Banesto shares under the incentive plan for executives approved by the shareholders at the annual general meeting of Banesto amounted to €608 thousand. The share options under Plan I06 that had not been exercised at December 31, 2008 expired on 15 January 2009.

ii) Performance share plan
This multiannual incentive plan is payable in shares of the Bank. The beneficiaries of the plan include the executive directors. This plan will involve successive three-year cycles of share deliveries to the beneficiaries, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end.

	Options		Options
	At	Options	At		Share
	December 31,	Granted	December 31,	Grant	Delivery
	2007	(Number)	2008	Date	Deadline
Plan I09:

Emilio Botín	41,785	—	41,785	06/23/07	07/31/09
Alfredo Sáenz	110,084	—	110,084	06/23/07	07/31/09
Matías R. Inciarte	53,160	—	53,160	06/23/07	07/31/09
Ana P.Botín (*)	27,929	—	27,929	06/23/07	07/31/09
Francisco Luzón	44,749	—	44,749	06/23/07	07/31/09
Juan R. Inciarte (**)	43,322	—	43,322	06/23/07	07/31/09

	321,029	—	321,029

Plan I10:

Emilio Botín	62,589	—	62,589	06/23/07	07/31/10
Alfredo Sáenz	164,894	—	164,894	06/23/07	07/31/10
Matías R. Inciarte	79,627	—	79,627	06/23/07	07/31/10
Ana P.Botín (*)	41,835	—	41,835	06/23/07	07/31/10
Francisco Luzón	67,029	—	67,029	06/23/07	07/31/10
Juan R. Inciarte (**)	64,983	—	64,983	06/23/07	07/31/10

	480,957	—	480,957

Plan I11:

Emilio Botín	—	68,848	68,848	06/21/08	07/31/11
Alfredo Sáenz	—	189,628	189,628	06/21/08	07/31/11
Matías R. Inciarte	—	87,590	87,590	06/21/08	07/31/11
Ana P.Botín (***)	—	46,855	46,855	06/21/08	07/31/11
Francisco Luzón	—	77,083	77,083	06/21/08	07/31/11
Juan R. Inciarte (**)	—	50,555	50,555	06/21/08	07/31/11

	—	520,559	520,559

(*)
Without prejudice to the Banesto shares relating to Ana P. Botín by virtue of the Banesto Share-Based Payment Incentive Plan approved by the shareholders at the annual general meeting of Banesto held on June 27, 2007, the maximum number of shares shown in the foregoing table relates to Ana P. Botin based on the resolution adopted at the Banesto annual general meeting.

(**)
Juan R. Inciarte was appointed as member of the board of directors in 2008. The data on his options for prior dates relate to the options granted to him as an executive prior to his appointment as director.

(***)
Without prejudice to the Banesto shares that might correspond to Ana P. Botín by virtue of any plans that might be approved by the shareholders at the annual general meeting of Banesto, the number of shares shown in the foregoing table relating to the aforementioned executive director must be submitted for approval by the Banesto annual general meeting.

iii) Matched deferred bonus plan
Additionally, pursuant to the Obligatory Investment Share Plan (see Note 47 to our financial statements), the current executive directors acquired, prior to February 29, 2008 and February 28, 2009, the number of Bank shares shown in the table below, which involved an investment of €1.5 million in 2008 and €0.8 million in 2009. Executive directors who hold the shares acquired through the Obligatory Investment and remain in the Group’s employ for three years from the date on which the Obligatory Investment is made will be entitled to receive the same number of Bank shares as that composing their initial Obligatory Investment.

	2008-2011	2009-2012
Executive Directors	Cycle	Cycle

Emilio Botín	16,306	19,968
Alfredo Sáenz	37,324	47,692
Matías R. Inciarte	20,195	25,159
Ana P.Botín (*)	13,610	16,956
Francisco Luzón	22,214	27,675
Juan R. Inciarte	14,617	14,738
	124,266	152,188

(*)
In accordance with the resolution adopted by the shareholders at the annual general meeting of Banco Santander held on June 23, 2007, the maximum number of shares relating to Ana P. Botín for the 2008-2011 cycle is that shown in the foregoing table, as approved by the annual general meeting of Banesto held on June 27, 2007. The number of shares relating to Ana P. Botín for the 2009-2012 cycle as beneficiary of this plan is in line with the resolution adopted by the shareholders at the annual general meeting of Banco Santander held on June 21, 2008 and will also be submitted for approval by the annual general meeting of Banesto.

Description of stock option plans and other share-based compensation plans
The Bank has a defined, clear and stable long-term incentive policy for its managers, which also applies to executive directors and other members of senior management, in order to align the interests of the management team with those of the shareholders.
This policy is currently reflected in the four following plans:
1.	Performance shares plan Plan de acciones vinculado a objetivos;

2.	Matched deferred bonus plan Plan de acciones vinculado a inversión obligatoria;

3.	Restricted shares plan Plan de entrega selectiva de acciones; and

4.	Minimum investment program Programa de inversión mínima.
In addition, the Bank had a long-term incentive plan (I-06 plan) that expired on January 15, 2009.
Under Spanish law and our By-laws, the implementation of the first three plans, as well as the I-06 share option plan, requires specific resolutions of the shareholders adopted at the general shareholders’ meeting, which, to date, have been the following:
•	The shareholders acting at the general shareholders meeting of June 18, 2005 authorized a share option plan of the Bank (I-06 plan) linked to certain targets.
•
The shareholders, acting at the general shareholders’ meeting of June 23, 2007, authorized, the first two cycles of the performance share plan (the I-09 and I-10 plans), the first cycle of the matched deferred bonus plan and the restricted shares plan, in the latter case for a 12-month period and up to a maximum of 2,189,004 shares. The maximum limit of all shares to be delivered by application of these programs was fixed at 28,144,334 shares (the “2007 Total Limit”).

•
The shareholders acting at the general shareholders’ meeting of June 21, 2008 authorized the third cycle of the performance share plan (the I-11 plan), the second cycle of the matched deferred bonus plan and the restricted shares plan, in the latter case for a 12-month period and up to a maximum of 1,900,000, shares. The maximum limit of all shares to be delivered by application of these programs was fixed at 19,960,000 shares (the “2008 Total Limit”).

•
The shareholders acting at the general shareholders’ meeting held on June 19, 2009 authorized the fourth cycle of the performance shares plan (the I-12 plan), the third cycle of the matched deferred bonus plan and the restricted shares plan, in the latter case for a 12-month period and up to a maximum of 2,478,000 shares. The aggregate maximum number of shares to be delivered pursuant to these programs was fixed at 26,027,580 shares (the “2009 Total Limit”).

I-06 Plan
During 2004, a long-term incentive plan (the I-06 plan) consisting of options on shares of the Bank and tied to the achievement of two targets (increase in the trading price of the Bank’s shares and growth in earnings per share — in both cases above a sampling of comparable banks) was approved at the general shareholders’ meeting of June 18, 2005. The appointments and remuneration committee and the board of directors, at their meetings on March 26, 2007, took note of compliance with the conditions to which the plan was subject, which gave participants therein the right to exercise options to purchase shares of the Bank during the period between January 15, 2008 and January 15, 2009.
As of the date of this annual report on Form 20-F, the plan was cancelled at the end of the exercise period.
Options not exercised as of January 15, 2009 expired without value.
At December 31, 2008, there were 957 Group executives who had not exercised all of their rights under the I-06 plan (2,512 at December 31, 2007), and who were entitled to 29,072,617 options to purchase shares of the Bank (95,056,019 options at December 31, 2007), at an exercise price of € 9.09.
The executive directors are beneficiaries under this plan; the number of Bank share options held by them is indicated previously in this section.
1. Performance shares plan “Plan de acciones vinculado a objetivos”
The performance shares plan aims to be the main instrument for providing medium/long-term incentives and aligning the interests of managers with those of the shareholders. It consists of a multi-year bonus plan payable in shares, in which the executives of the Group, including the executive directors of the Bank, may participate.
A certain number of shares will be promised to each participant every year. The number of shares offered will vary depending on the degree of responsibility of each participant, and the contribution and performance thereof, and the number of shares received will depend on the extent to which participants meet the targets and comply with the conditions set each year.
The plan is structured in three-year cycles, with one ending each year.
As of December 31, 2008, there were three cycles in effect, called I-09, I-10 and I-11. The table below describes the changes therein with respect to the number of participants and the maximum number of shares to be delivered.

Stock Option Plans and Other Share-based Compensation Plans

						Date of	Date of
		Euros				Commencement	Expiration of
	Number of	Exercise	Year	Employee	Number of	of Exercise	Exercise
	Shares	Price	Granted	Group	Persons	Period	Period

Plans outstanding at January 1, 2006	99,900,000	9.09		Managers	2,601	01/15/08	01/15/09

Options exercised	—	—
Options cancelled, net (Plan I-06)	(3,648,610)	9.09		Managers	(44)	01/15/08	01/15/09

Plans outstanding at December 31, 2006	96,251,390

Options granted (Plan I-09)	10,448,480	—	2007	Managers	5,476	06/23/07	07/31/09
Options granted (Plan I-10)	15,690,283	—	2007	Managers	5,506	06/23/07	07/31/10
Options cancelled, net (Plan I-06)	(1,195,371)	9.09		Managers	(45)	01/15/08	01/15/09

Plans outstanding at December 31, 2007	121,194,782

Options exercised (Plan I-06)	(65,983,402)	9.09	—	Managers	(1,555)
Options granted (Plan I-10)	46,560	—	2008	Managers	1
Options granted (Plan I-11)	17,122,650	—	2008	Managers	5,771

Plans outstanding at December 31, 2008	72,380,590

Of which:
Plan I-06	29,072,617	9.09	2006	Managers	957	01/15/08	01/15/09
Plan I-09	10,448,480	—	2007	Managers	5,476	06/23/07	07/31/09
Plan I-10	15,736,843	—	2007	Managers	5,507	06/23/07	07/31/10
Plan I-11	17,122,650	—	2008	Managers	5,771	06/21/08	07/31/11
The above table includes the maximum number of shares to be delivered to executive directors under each of the current cycles of this plan, which are the following:

Executive directors	First Cycle (I-09)	Second Cycle (I-10)	Third Cycle (I-11)
Emilio Botín	41,785	62,589	68,848
Alfredo Sáenz	110,084	164,894	189,628
Matías R. Inciarte	53,160	79,627	87,590
Ana P. Botín	27,929	41,835	46,855
Francisco Luzón	44,749	67,029	77,083
Juan R. Inciarte	43,322	64,983	50,555
1.1. First and second cycle (2007-2009) of the performance shares — I-09 and I-10 plans.
The I-09 and I-10 plans are subject to the following rules:
(i) Beneficiaries: The executive directors, the remaining members of senior management, and such other executives of Santander (excluding Banesto) as are determined by the board of directors, or the executive committee by delegation thereof. As of December 31, 2008, the number of participants under the I-09 plan was 5,476 and under the I-10 plan 5,507, although the board of directors, or the executive committee by delegation thereof, may include (by promotion or admission to the Group) or exclude other persons, without changing the total number of shares authorized for distribution at any time.
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

	Percentage of	Santander’s	Percentage of
	shares to be	position in the	shares to be
	delivered over	EPS growth	delivered over
Santander’s position in the TSR ranking	maximum	ranking	maximum
1st to 6th	50%	1st to 6th	50%
7th	43%	7th	43%
8th	36%	8th	36%
9th	29%	9th	29%
10th	22%	10th	22%
11th	15%	11th	15%
12th or more	0%	12th or more	0%
The Reference Group is composed of the following 21 entities:

Bank	Country
ABN AMRO Holding	The Netherlands
Banco Itau	Brazil
Bank of America	United States
Barclays	United Kingdom
BBVA	Spain
BNP Paribas	France
Citigroup	United States
Credit Agricole	France
HBOS	United Kingdom
HSBC Holdings	United Kingdom
Intesa Sanpaolo	Italy
JP Morgan Chase & Co.	United States
Lloyds TSB Group	United Kingdom
Mitsubishi	Japan
Nordea Bank	Sweden
Royal Bank of Canada	Canada
Royal Bank of Scotland Group	United Kingdom
Société Générale	France
UBS	Switzerland
Unicredito Italiano	Italy
Wells Fargo & Co.	United States

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
(iii) Duration: The I-09 plan covers the years 2007 and 2008. Therefore, the objectives linked to TSR will use the daily average weighted volume of the average weighted listing prices for the 15 trading sessions immediately preceding but not including April 1, 2007 to calculate the initial value and the 15 trading sessions immediately preceding but not including April 1, 2009 to calculate the final value; the objectives linked to EPS growth will use the consolidated financial statements for the year ended December 31, 2006 and the consolidated financial statements for the year ended December 31, 2008. To receive shares, those qualified must continue to be actively employed by the Group, except in the event of death or disability, through June 30, 2009. Any distribution of shares will be made no later than July 31, 2009, on the date established by the board of directors, or the executive committee by delegation thereof.
The I-10 plan covers the years 2007, 2008 and 2009. Therefore, the objectives linked to TSR will use the daily average weighted volume of the average weighted listing prices for the 15 trading sessions prior to April 1, 2007 to calculate the initial value and the 15 trading sessions immediately preceding but not including April 1, 2010 to calculate the final value; the objectives linked to EPS growth will use the consolidated financial statements for the year ended December 31, 2006 and the consolidated financial statements for the year ended December 31, 2009. To receive shares, those qualified must continue to be actively employed by the Group, except in the event of death or disability, through June 30, 2010. Any distribution of shares will be made no later than July 31, 2010, on the date established by the board of directors, or the executive committee by delegation thereof.
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
For executive directors, the annual fixed compensation percentage will be 47.4% for the I-09 plan and 71% for the I-10 plan, except for Ana P. Botín, to whom 70% of these percentages shall apply.
Therefore, the maximum number of shares distributed to each of the executive directors will be the following:

Executive directors	First Cycle (Plan I-10)	Second Cycle (Plan I-11)
Emilio Botín	41,785	62,589
Alfredo Sáenz	110,084	164,894
Matías R. Inciarte	53,160	79,627
Ana P. Botín	27,929	41,835
Francisco Luzón	44,749	67,029

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
Following approval of the I-09 and I-10 plans at the general shareholders’ meeting of Santander held on June 23, 2007, the board of directors, at its meeting of January 28, 2008, approved the interim appointment of the executive vice president Juan R. Inciarte to the position of director at its meeting on January 28, 2008. Such appointment was ratified by the shareholders acting at the general shareholders’ meeting held on June 21, 2008.
The maximum number of shares distributable to Juan R. Inciarte was approved by the executive committee at its meeting on December 3, 2007, after a report issued by the appointments and remuneration committee on November 26, 2007, and with the approval of the board of directors at its meeting on December 17, 2007, in the following amounts:

	First Cycle (Plan I-10)	Second Cycle (Plan I-11)
Juan R. Inciarte	43,322	64,983
Shares distributed to the remaining members of senior management are limited to a maximum of 845,787 shares in the I-09 plan and 1,268,482 shares in the I-10 plan.
Finally, at the aforementioned meeting on November 26, 2007, the committee reported favorably on the regulations for the I-09 and I-10 plans, which was approved by the executive committee on December 3, 2007.
1.2. Third cycle (2009-2011) of the performance shares — I-11 plan.
The I-11 plan is subject to the following rules:
(i) Beneficiaries: The board of directors or the executive committee may determine the beneficiaries comprising the executive directors and other members of the senior management as well as such other managers of the Santander Group (excluding Banesto). As of December 31, 2008, there were a total of 5,771 participants, although the board of directors, or the executive committee, may decide to include (by promotion or admission to the Group) or exclude others, without changing the total maximum number of shares authorized for distribution at any time.
(ii) Objectives: The objectives will determine the number of shares to be delivered (the “Objectives”). They are linked to two indicators:
a)	Total Shareholder Return (“TSR”); and

b)	Growth in Earnings per Share (“EPS”).
TSR shall mean here the difference (stated as a percentage ratio) between the value of an investment in common shares in each of the compared institutions at the end of the period and the value of the same investment at the beginning of the period. To calculate such value at the end of the period, the dividends or similar items received by the shareholders for such investment during the respective period of time will be considered as if they had been invested in additional shares of the same type on the first date on which the dividend is due to the shareholders and at the average weighted listing price on such date. The listing prices set forth in paragraph (iii) below shall be used to determine such values at the beginning and at the end of the period.

EPS growth shall here mean the percentage ratio between the earnings per common share as disclosed in the consolidated annual financial statements at the beginning and at the end of the comparison period, as determined in paragraph (iii) below.
At the end of the cycle, the TSR and EPS growth of Santander and of each of the entities of the group defined below (“Reference Group”) will be calculated and will be ranked in descending order. Each of the two indicators (TSR and EPS growth) shall separately have a 50% weight in the determination of the percentage of shares to be delivered, on the basis of the following scale and according to Santander’s relative position within the Reference Group:

		Santander’s
	Percentage of	position in the	Percentage of
	shares earned over	EPS growth	shares earned over
Santander’s position in the TSR ranking	maximum	ranking	maximum
1st to 6th	50%	1st to 6th	50%
7th	43%	7th	43%
8th	36%	8th	36%
9th	29%	9th	29%
10th	22%	10th	22%
11th	15%	11th	15%
12th onwards	0%	12th onwards	0%
The Reference Group is composed of the following 21 entities:

Bank	Country
Itaú Unibanco	Brazil
Bank of America	United States
Barclays	United Kingdom
BBVA	Spain
BNP Paribas	France
Citigroup	United States
Credit Agricole	France
Deutsche Bank	Germany
HBOS	United Kingdom
HSBC Holdings	United Kingdom
Intesa Sanpaolo	Italy
JP Morgan Chase & Co.	United States
Lloyds TSB Group	United Kingdom
Mitsubishi	Japan
Nordea Bank	Sweden
Royal Bank of Canada	Canada
Royal Bank of Scotland Group	United Kingdom
Société Générale	France
UBS	Switzerland
Unicredito Italiano	Italy
Wells Fargo & Co.	United States

If any of the entities of the Reference Group is acquired by another company, is delisted or otherwise no longer continues in existence, it will be removed from the Reference Group. In such case and in any other similar case, the comparison to the Reference Group will be made in such a way that, for each of the indicators considered (TSR and EPS growth), the maximum percentage of shares will be earned if Santander is included in the first quartile (including the 25%ile) of the Reference Group; no share will be earned if Santander is below the mean (50%ile) of the Reference Group; 30% of the maximum number of shares will be earned in the mean (50%ile) and, for intermediate positions between (but not including) the mean and the first quartile (not including the 25%ile), it will be calculated by linear interpolation.
(iii) Term: The I-11 plan will comprise 2008, 2009 and 2010. Accordingly, based on the objective of TSR, the daily average weighted volume of the average weighted listing prices of the fifteen trading sessions immediately preceding (but not including) April 1, 2008 will be taken into account (to calculate the value at the beginning of the period) and that of the fifteen trading sessions immediately preceding (but not including) April 1, 2011 (to calculate the value at the end of the period). Based on the objective of EPS growth, taking into account the distorting effect that the extraordinary circumstances affecting the financial markets have had on the results of some of the entities within the Reference Group in 2007, the consolidated financial statements for the period ended December 31, 2006, and the consolidated financial statements for the period ended December 31, 2010, will be taken into account. To receive the shares, the beneficiary in question will be required to have been in active service with the Group, except in the event of death or disability, through June 30, 2011. Delivery of the shares, if appropriate, will be made not later than July 31, 2011, on the date determined by the board of directors, or by the executive committee by delegation thereof.
The shares shall be delivered by the Bank or by another company of the Group, as the case may be.
(iv) Maximum number of shares to be delivered:
Subject to the other limits set forth in this resolution, the maximum number of shares to be delivered to each beneficiary shall be the result of dividing a percentage of the beneficiary’s fixed annual compensation on the date of adoption of this resolution by €13.46 per share, which is the same amount provided for such purposes for the I-09 and I-10 plans approved in 2007.
In the case of executive directors, such percentage of their fixed annual compensation shall be 71%, except for Ana P. Botín, for whom 70% of such percentage shall be applied.
Accordingly, the number of shares to be delivered to each executive director shall not exceed the following:

Executive directors	Third cycle (Plan I-11)
Emilio Botín	68,848
Alfredo Sáenz	189,628
Matías R. Inciarte	87,590
Ana P. Botín	46,855
Francisco Luzón	77,083
Juan R. Inciarte	50,555
The maximum number of shares referred to in the preceding table corresponding to Ana P. Botín must be submitted for approval at such meeting.
At its meeting of December 17, 2008, the appointments and remuneration committee reported favorably on the regulations for the third cycle of the performance shares plan, which was approved by the executive committee of the Bank on December 22, 2008.

1.3. Fourth cycle (2010-2012) of the performance shares — I-12 plan.
The I-12 plan is subject to the following rules:
(i) Beneficiaries: The executive directors, other members of senior management and other managers of the Santander Group (excluding Banesto). The overall number of participants is expected to be approximately 6,500, although the board of directors, or the executive committee, may decide to include (by promotion or addition to the Group) or exclude other participants, without changing the maximum overall number of shares to be delivered that is authorized at any time.
(ii) Objectives: The criteria used to determine the number of shares for distribution (the “Objectives”) are linked to Total Shareholder Return (“TSR”). TSR shall mean here the difference (expressed as a percentage) between the final value of an investment in common shares in each of the compared institutions at the end of the period and the value of the same investment at the beginning of the period, taking into account that dividends or other similar items received by the shareholders for such investment during the corresponding period of time will be considered for the calculation of such final value as if they had been invested in more shares of the same kind on the first date on which the dividend or similar item was due to the shareholders and at the average weighted listing price on such date. The determination of such initial and final values will be based on the listing prices indicated in sub-section (iii) below.
At the end of the cycle, the TSR for Santander and each of the entities of the group identified below (the “Reference Group”) will be calculated and will be listed in descending order. The application of the TSR indicator will determine the percentage of shares to be distributed, based on the following scale and on the relative position of Santander within the Reference Group:

Percentage of
shares earned over
Santander’s position in the TSR ranking	maximum
1st to 5th	100.0%
6th	82.5%
7th	65.0%
8th	47.5%
9th	30.0%
10th onwards	0%
The Reference Group is made up of the following 16 entities:

Bank	Country
Itaú Unibanco Banco Múltiplo	Brazil
BBVA	Spain
BNP Paribas	France
Credit Suisse	Switzerland
HSBC Holdings	United Kingdom
ING Group	The Netherlands
Intesa Sanpaolo	Italy
JP Morgan Chase & Co.	United States of America
Mitsubishi UFJ Financial Group	Japan
Nordea Bank	Sweden
Royal Bank of Canada	Canada
Société Générale	France
Standard Chartered	United Kingdom
UBS	Switzerland
UniCredit	Italy
Wells Fargo & Co.	United States of America

The board, or the executive committee, will, after a report from the appointments and remuneration committee, have the power to change, if appropriate, the composition of the Reference Group in the event of unforeseen circumstances that may affect the entities initially comprised in such Group. In such cases, no shares will be earned if Santander ranks below the mean (50%ile) of the Reference Group; the maximum percentage of shares will be earned if Santander is included in the first quartile (including the 25%ile) of the Reference Group; 30% of the maximum number of shares will be earned at the mean (50%ile); and, for intermediate positions between (but excluding) the mean and the first quartile (excluding the 25%ile), it will be calculated by linear interpolation.
(iii) Duration: The I-12 plan will comprise 2009, 2010 and 2011. For purposes of the criteria related to TSR, the average weighted by daily volume of the average weighted listing prices of the fifteen trading sessions immediately preceding (but not including) April 1, 2009 will be taken into account (to calculate the value at the beginning of the period) and that of the fifteen trading sessions immediately preceding (but not including) April 1, 2012 (to calculate the value at the end of the period). To receive the shares, the beneficiary in question will be required to have been in active service with the Group, except in the event of death or disability, through June 30, 2012. Delivery of the shares, if appropriate, will be made not later than July 31, 2012, on the date determined by the board of directors, or by the executive committee.
The shares will be delivered by the Bank or by another company of the Group, as the case may be.
(iv) Maximum number of shares to be delivered:
The number of shares to be delivered to each executive director shall not exceed the following:

Executive directors	Fourth cycle (Plan I-12)
Emilio Botín	82,941
Alfredo Sáenz	228,445
Matías R. Inciarte	105,520
Ana P. Botín	56,447
Francisco Luzón	92,862
Juan R. Inciarte	60,904
The maximum number of shares referred to in the preceding table corresponding to Ana P. Botín must be submitted for approval at Banesto’s general shareholders’ meeting.
2. Obligatory investment plan with matched deferred bonus in shares or matched deferred bonus plan “Plan de acciones vinculado a inversión obligatoria”
Executive directors and other members of the Bank’s senior management, as well as other officers of the Group participate in this multi-year incentive plan payable in Santander shares, under which they were required to dedicate 10% of gross annual variable remuneration (or bonus) of 2007, 2008 and 2009 to acquire shares of the Bank, within the limits approved by the shareholders.
The holding of such shares and continuity of the participant with the Group for a period of three years shall entitle the participant to receive the same number of shares as that initially purchased on a mandatory basis (one share for each share purchased).

As of the date of this annual report on Form 20-F, the mandatory investment of each executive director, for each of the first two cycles of this plan, has been as follows:

Executive directors	First Cycle	Second Cycle
Emilio Botín	16,306	19,968
Alfredo Sáenz	37,324	47,692
Matías R. Inciarte	20,195	25,159
Francisco Luzón	22,214	27,675
Ana P. Botín	13,610	16,956
Juan R. Inciarte	14,617	14,738
The 10% investment has not been reached due to the limitation on the number of shares approved by the shareholders.
2.1. First Cycle (2008-2010) of the matched deferred bonus plan.
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
The Mandatory Investment of each executive director has been as follows:

Executive directors	No. of shares
Emilio Botín	16,306
Alfredo Sáenz	37,324
Matías R. Inciarte	20,195
Ana P. Botín	13,610
Francisco Luzón	22,214
The number of shares acquired by Ana P. Botín as beneficiary of this plan is consistent with the resolutions agreed to by the shareholders acting at the General Shareholders’ Meeting of Banco Santander and Banesto held on June 23, 2007 and June 27, 2007, respectively.
The number of shares purchased by Juan R. Inciarte is 14,617.

In order to set the number of shares acquired by the executive directors in execution of this Mandatory Investment Plan, it has been taken into account the maximum number of shares agreed to by the shareholders acting at the general shareholders’ meeting held on June 23, 2007 (the 2007 Total Limit, as defined above).
2.2. Second Cycle (2009-2011) of the matched deferred bonus plan.
The second cycle of the plan is subject to the following rules:
(i) Beneficiaries: The executive committee, at its meeting of January 26, 2009 determined, by delegation of the board of directors, the 32 persons (currently 31) who are the beneficiaries of this plan and who include executive directors and other members of the Bank’s senior management, as well as other officers of the Santander Group (excluding Banesto). Without prejudice to the foregoing, new participants may be included in the plan as it may be advisable to include, at the discretion of the board of directors, or the executive committee by delegation thereof, as a result of promotion, admission to the Group or other reasons, without amending the other terms and conditions thereof.
(ii) Operation: Beneficiaries shall use 10% of their gross variable annual remuneration (or bonus) for 2008 to purchase shares of the Bank on the market (the “Mandatory Investment”). The Mandatory Investment has been made, pursuant to the resolution of the shareholders adopted at the general shareholders’ meeting, prior to February 28, 2009.
The holding of the shares acquired in the Mandatory Investment and the continuity of the participant with the Santander Group for a period of three years following the date of the Mandatory Investment, shall entitle the participant to receive from the Bank or another company of the Group, as the case may be, the same number of Santander shares as that initially purchased on a mandatory basis, i.e., at the rate of one share for each share purchased in the Mandatory Investment.
(iii) Term: This second cycle covers the 2009-2011 period. The Bank will deliver the shares, if applicable, between January 1 and April 1, 2012, on the specific date that may be determined by the board, or the executive committee by delegation thereof, within one month of the third anniversary of the Mandatory Investment.
The maximum number of shares that Ana P. Botín is entitled to receive will likewise be submitted for approval to the shareholders of Banesto at a general shareholders’ meeting.
The Mandatory Investment of each executive director has been as follows:

Executive directors	No. of shares
Emilio Botín	19,968
Alfredo Sáenz	47,692
Matías R. Inciarte	25,159
Ana P. Botín	16,956
Francisco Luzón	27,675
Juan R. Inciarte	14,738
The 2008 Total Limit mentioned above has been taken into account to determine the shares acquired by executive directors in the implementation of the second cycle of this matched deferred bonus plan.
2.3 Third cycle (2010-2012) of the matched deferred bonus plan.
The third cycle of the plan is subject to the following rules:
(i) Beneficiaries: The board of directors, or the executive committee, will determine the beneficiaries (currently expected to be 32 of them) comprising the executive directors, the other members of the senior management of the Bank, and the other executives of the Santander Group (excluding Banesto). New participants, however, may be added to the Plan as are appropriate as a result of promotion, admission to the group or other reasons, in the opinion of the board of directors or of the executive committee, without modifying the other terms and conditions thereof.

(ii) Operation: Beneficiaries shall mandatorily use 10% of their 2009 gross variable annual compensation (or bonus) to purchase Bank shares on the market (the “Mandatory Investment”). The Mandatory Investment shall be made not later than February 28, 2010. The board of directors, or the executive committee by delegation therefrom, may reduce such period.
The beneficiaries of the plan shall be entitled to receive from the Bank or from another company of the Group, as the case may be, the same number of Santander shares as that initially purchased on a mandatory basis, i.e., at the rate of one share for each share acquired in the Mandatory Investment, so long as the following conditions are fulfilled during a period of three years from the Mandatory Investment:
a)	that the shares acquired in the Mandatory Investment are maintained;

b)	that the participant remains with the Santander Group; and

c)	that none of the following circumstances is present:
•	deficient financial performance of the Group;

•	non-compliance by the beneficiary of the codes of conduct and other internal regulations, including in particular the internal regulations on risks, which may be applicable to the manager; or

•	a material restatement of the entity’s financial statements, except when it is appropriate in accordance with a change in the accounting laws and regulations.
The board of directors, after a report from the appointments and remuneration committee, will determine (i) the existence of the aforementioned circumstances and, in such case, (ii) their effects on the number of shares corresponding to each beneficiary, with the power to modulate them depending on the existing circumstances.
In addition, in the event that the sum of 10% of the annual variable compensation (bonus) for 2009 of plan beneficiaries, when invested in Bank shares, results in the Mandatory Investment of all beneficiaries exceeding the aggregate maximum number of shares set by the board of directors, or the executive committee by delegation therefrom, within the 2009 Total Limit, as defined above, the amount to be invested by each beneficiary shall be reduced proportionately so as not to exceed such Total Limit.
(iii) Term: This third cycle comprises 2010-2012. The delivery of shares by the Bank will be made, if appropriate, between January 1 and April 1, 2013, on the specific date to be determined by the board of directors, or the executive committee, within one month of the third anniversary of the date on which the Mandatory Investment was made.
The Mandatory Investment of each executive director shall be the result of applying sub-section (ii) above, with the following maximum limits:

Executive directors	Maximum no. of shares
Emilio Botín	44,359
Alfredo Sáenz	105,950
Matías R. Inciarte	55,893
Ana P. Botín	39,885
Francisco Luzón	61,482
Juan R. Inciarte	32,742
The maximum number of shares for Ana P. Botín will also be submitted to the shareholders at the Banesto general shareholders’ meeting for approval.

3. Restricted shares plan “Plan de entrega selectiva de acciones”
This plan consists of the delivery of shares free of charge subject to mandatory continuity with the Group for a period of three to four years. After completion of the required minimum established in each case, the participant will have the right to delivery of the shares.
The Bank plans the use thereof selectively as an instrument to retain or hire managers or employees at the Bank and other companies of the Group, with the exception of executive directors, and the board of directors, or the executive committee by delegation thereof, shall decide on the use of this instrument. It must also respect the total limits approved by the shareholders acting at the respective general shareholders’ meeting.
The limit authorized by the shareholders at the general shareholders’ meeting of June 23, 2007 and June 21, 2008 expired without any share delivery commitments having been assumed.
As of the date of this annual report on Form 20-F, the current limit is the one authorized by the shareholders at the ordinary general shareholders’ meeting of June 19, 2009, which is a maximum of 2,478,000 shares and in respect of which no delivery commitments had been assumed as of such date.
•	Maximum limit of shares of the Restricted Shares Plan.
The shareholders acting at the general shareholders’ meeting held on June 19, 2009, approved the delivery of Bank shares up to a maximum of 2,478,000 shares to be used selectively as an instrument to retain or hire managers or employees of the Bank or of other companies of the Group, with the exception of the executive directors. The board of directors, or the executive committee by delegation therefrom, shall make all decisions regarding the use of this instrument. The 2009 Total Limit as defined earlier in this section shall also be observed.
A minimum period of permanence with the Group of 3 to 4 years will be required of each participant. At the end of the minimum period established in each case, the participant will be entitled to delivery of the shares.
The authorization granted may be used to make commitments to deliver shares for 12 months following the date on which such authorization is granted.
4. Minimum investment program “Programa de inversión mínima”
Senior executives of the Group, including executive directors, must own a specific number of Santander shares on a permanent basis while serving at the Bank.
This obligation currently affects the Group’s 32 highest-ranking executives, including the Bank’s executive directors, and requires that they have invested in a number of Santander shares equivalent to one year’s fixed remuneration, and that they comply with this obligation within a maximum period of 5 years as from March 26, 2007.

The option plans on shares of the Bank originally granted by management of Abbey to its employees (on Abbey shares) are as follows:

		Pounds					Date of
		Sterling (*)					Commencement	Date of Expiry
	Number of	Exercise	Year	Employee	Number of		of Exercise	of Exercise
	Shares	Price	Granted	Group	Persons		Period	Period
Plans outstanding at January 1, 2006	14,122,681	3.41

Options granted (MTIP)	2,825,123	7.50	2005 and 2006	Managers	174		First half of 2008	First half of 2008

Options exercised	(5,214,171)	3.41
Of which:
Executive Options	(87,659)	4.07
Employee Options	(33,000)	5.90
Sharesave	(5,093,512)	3.38

Options cancelled (net) or not exercised	(1,379,401)	—

Plans outstanding at December 31, 2006	10,354,232	4.32

Of which:
Executive Options	178,026	4.11	2003/2004	Managers	13		03/26/06	03/24/13
Sharesave	7,638,791	3.32	1998/2004	Employees	4,512	(**)	04/01/06	09/01/11
MTIP	2,537,415	9.39	2005 and 2006	Managers	170		First half of 2008	First half of 2008

Options granted (MTIP)	—	—
Options exercised	(1,535,325)	3.81
Of which:
Executive Options	(33,904)	3.96
Sharesave	(1,501,421)	3.81
Options cancelled (net) or not exercised	(770,595)	—

Plans outstanding at December 31, 2007	8,048,312	5.34

Of which:
Executive Options	144,122	4.15	2003/2004	Managers	4		03/26/06	03/24/13
Sharesave	5,684,340	3.18	1998/2004	Employees	2,239	(**)	04/01/06	09/01/11
MTIP	2,219,850	10.88	2005 and 2006	Managers	157		First half of 2008	First half of 2008

Options granted (Sharesave)	5,196,807	7.69	2008	Employees	6,556	(**)	11/01/11	11/01/11

							11/01/12	11/01/12
Options exercised	(6,829,255)	4.91
Of which:
Executive Options	(132,107)	4.11
Sharesave	(4,506,307)	3.07
MTIP	(2,190,841)	8.73
Options cancelled (net) or not exercised	(262,868)	4.87
Of which:
Sharesave	(233,859)	4.13
MTIP	(29,009)	10.88

Plans outstanding at December 31, 2008	6,152,996	7.00

Of which:
Executive Options	12,015	4.54	2003/2004	Managers	2		03/26/06	03/24/13
Sharesave	6,140,981	7.00	1998/2004/2008	Employees	7,092	(**)	04/01/06	05/01/14

(*)	At December 31, 2008, the euro/pound sterling exchange rate was EUR 1.04987 / GBP 1 (December 31, 2007: EUR 1.36360 / GBP 1).

(**)
Number of accounts/contracts. A single employee may have more than one account/contract. On September 30, 2008, 4,493 contracts were delivered with an execution date three years thereafter and 2,063 contracts with an execution date five years thereafter. The date of commencement of all these contracts is November 1, 2008.

In 2005 the Group designed a Medium-Term Incentive Plan (MTIP) involving the delivery of Bank shares to Abbey executives. Under the plan, the effective allocation of the shares in 2008 is tied to the achievement of business targets by Abbey (in terms of net profit and income). This Plan was approved by the shareholders at the annual general meeting on June 17, 2006. Subsequently, it was considered necessary to amend the conditions of the Plan in order to reflect the impact of the sale of Abbey’s life insurance business to Resolution on the income targets of Abbey for 2007. The board of directors, after obtaining a favorable report from the appointments and remuneration committee, submitted this amendment for ratification by the shareholders at the annual general meeting held on June 23, 2007. The amendment was approved. In the first half of 2008, all options under this plan were exercised, and the plan was cancelled on June 30, 2008.
In 2008 the Group launched a voluntary savings scheme for Abbey employees (“Sharesave Scheme”) whereby employees who join the scheme will have between GBP 5 and GBP 250 deducted from their net monthly pay over a period of three or five years. When this period has ended, the employees may use the amount saved to exercise options on shares of the Bank at an exercise price calculated by reducing by up to 20% the average purchase and sale prices of the Bank shares in the first three trading days of September 2008. This scheme was approved by the shareholders at the annual general meeting held on June 31, 2008 and is authorized by the UK tax authorities (HMRC).
The shareholders acting at the general shareholders’ meeting held on June 19, 2009 has approved a new voluntary savings plan applicable to the employees of Abbey National plc., of companies within the subgroup thereof and of the other companies of the Santander Group registered in the United Kingdom (and in which the Group directly or indirectly holds at least 90% of the capital), including employees at United Kingdom branches of Banco Santander, S.A. or of companies within its Group (in which the Group directly or indirectly holds at least 90% of the capital). Each of the subgroups and companies will finally decide whether or not to apply this plan to its employees. The characteristics of this plan (“sharesave scheme”) are as follows:
A plan in which between 5 and 250 pounds sterling is deducted from the employee’s net salary every month, as chosen by the employee, who may, at the end of the chosen period (3 or 5 years), choose between collecting the amount contributed, the interest accrued and a bonus (tax-exempt in the United Kingdom), or exercising options on shares of Banco Santander, S.A. in an amount equal to the sum of such three amounts at a fixed price. In case of voluntary resignation, the employee will recover the amount contributed to that time, without interest, and will receive a slightly reduced bonus, but will forfeit the right to exercise the options.
The exercise price in pounds sterling shall be the result of reducing by up to a maximum of 20% the average of the purchase and sale prices at the close of trading in London for the 3 trading days prior to the reference date. In the event that these listing prices are unavailable for any reason, such reduction shall be applied to the average price weighted by average traded volumes on the Spanish Continuous Market for the 15 trading days prior to the reference date. This amount shall be converted into pounds sterling for each day of listing at the average exchange rate for that day as published in the Financial Times, London edition, on the following day. The reference day shall be set as the day of final approval of the plan by the British Tax Authority (“invitation date”) and shall occur between 21 and 41 days following the date of publication of the consolidated results of Banco Santander, S.A. for the first half of 2009.
The employees must decide upon their participation in the plan within the period between 42 and 63 days following the publication of the consolidated results of Banco Santander, S.A. for the first half of 2009.
The maximum monthly amount that each employee may assign to all voluntary savings plans subscribed by him/her (whether for the plan referred to in this resolution or other past or future “sharesave” plans) is 250 pounds Sterling.
The maximum number of shares of Banco Santander, S.A. to deliver under this plan, approved for 2009 is 10,692,804, equal to 0.13% of the share capital as of the date hereof.

The plan is subject to the approval of the Tax Authority of the United Kingdom.
C. Board practices
Date of expiration of the current term of office of the directors and the period during which the directors have served in that office:
The period during which the directors have served in their office is shown in the table under Section A of this Item 6.
The date of expiration of the current term of office is shown in the table below:

Date of
Name	expiration (1)
Emilio Botín	1st half 2013
Fernando de Asúa	1st half 2011
Alfredo Sáenz	1st half 2011
Matías R. Inciarte	1st half 2014
Manuel Soto	1st half 2014
Assicurazioni Generali, S.p.A.	1st half 2012
Antonio Basagoiti	1st half 2012
Ana P. Botín	1st half 2011
Javier Botín	1st half 2010
Lord Burns	1st half 2011
Guillermo de la Dehesa	1st half 2014
Rodrigo Echenique	1st half 2011
Antonio Escámez	1st half 2012
Francisco Luzón	1st half 2012
Abel Matutes	1st half 2014
Juan R. Inciarte	1st half 2013
Luis Ángel Rojo	1st half 2013
Luis Alberto Salazar-Simpson	1st half 2013
Isabel Tocino	1st half 2011

(1)	Pursuant to the provisions of our By-laws, one-fifth of the board will be renewed every year, based on length of service and according to the date and order of their respective appointments.
The principal terms and conditions of the contracts entered into by the Bank with its executive directors are as follows:
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
(ii) Code of conduct
Executive directors are required to observe the provisions contained in the Rules and Regulations of the Board. They also must observe the provisions of Grupo Santander’s General Code of Conduct and the Code of Conduct in the Securities Market, specifically with respect to rules of confidentiality, professional ethics and conflict of interests.

(iii) Remuneration
The remuneration for undertaking their executive responsibilities is compatible with the joint participation in the year’s profits (annual retainer and attendance fees) to which directors are entitled, as it is expressly stated by the By-laws and the Rules and Regulations of the Board.
a. Fixed remuneration
The amount of fixed remuneration is established on the basis of market standards. In fiscal years 2006, 2007 and 2008, fixed remuneration represented on average, 34.8%, 33.8%, and 40.2%, respectively (with bonuses representing 65.2%, 66.2% and 59.8%, respectively).
b. Annual variable remuneration (or bonus)
The bonus for executive directors is set in accordance with market standards and is linked to meeting targets for profit before tax (PBT) and the quality of the results obtained. The quality of the results is assessed based on their recurrence (eliminating special or extraordinary transactions), the appropriate management of risk, and the efficient consumption of capital. In addition, the performance of results is contrasted with those of comparable entities. In the case of executive directors with general management duties within the Group, the variable remuneration (or bonus) will be determined primarily by the achievement of PBT targets by the Group as a whole with relevant adjustments, while remuneration for executive directors with management duties focusing more on a specific business division, the attainment of the PBT targets of such division, with relevant adjustments, will have greater weight. Based on such standards, a range of variable remuneration (or bonus) for executive directors is estimated at the beginning of the fiscal year.
c. Pension rights
Executive directors are entitled to receive a pension supplement upon retirement or early retirement, which the Bank may cause to be externally funded.
The Bank may request the early retirement of executive directors, provided they are over 50 years of age and have more than 10 years’ service with the Bank and/or other companies of the Group. Executive directors may also request early retirement themselves if they are over 55 years of age and have 10 years’ service with the Bank and/or other companies of the Group. Notice of the decision to retire or to take early retirement must in any event be given 60 days in advance.
Pension rights are also recognized in the event of incapacity, and in case of death of the executive director, in favor of the spouse (widow benefits) and children (orphan benefits).
Generally, the amount of the pension supplement consists of the amount necessary to reach an annual gross amount equal to 100% of the fixed salary received by the director at the time the director actually ceased working, plus 30% of the average of the last three variable remuneration amounts received. In certain cases, if early retirement occurs at the request of the director, the amount resulting from the application of the method described above would be reduced by percentages ranging from 20% to 4%, depending on the age of the director at the time of early retirement.
The board of directors of the Bank, by resolutions of December 17, 2007 and March 24, 2008, authorized the amendment of the contracts of executive directors and other members of the Bank’s senior management (the executives) such that they provide for the right of the senior executives, on the date of retirement (or early retirement, if applicable) to elect to receive the pension accrued (or the amounts similar thereto) in the form of income or of capital (i.e., in a single payment) in full but not in part. To maintain financial neutrality for the Group, the amount to be received by the beneficiary of the commitment in the form of capital upon retirement must be proportionate to the market value of the assets allocated to cover the mathematical provisions of the policy implementing such commitments to the executives.
Executives who are still in service on reaching retirement age (or who, on the date of the contract being signed, have passed the age of retirement) must state whether they wish to opt for this form of benefit. Should the executive subsequently die while still in service and prior to retirement, the capital of the pension will correspond to his/her heirs.

The board, at its meetings of July 21, 2008 and April 28, 2009, approved the new terms and conditions for the contractual relationship with the Bank of executive directors and executives other than executive directors, in order to bring them into line with the current By-laws (Articles 49.2 and 58.4) and with the new pension system. Such terms and conditions include, among other things, the granting to executive directors and other executives of the option to collect pensions or similar amounts in a single payment. Unless expressly authorized by the Bank, executives will not be permitted to receive pension supplements if they commence to work for competitors of the Bank or the Group.
d. Remuneration linked to the Bank shares
Lastly, there are also remuneration plans involving the grant of shares, stock options or amounts linked to the performance of the trading price of Santander shares.
Under the law and the By-laws, the decision to grant remuneration linked to the Bank’s shares must be made by the shareholders acting at a general shareholders’ meeting, at the proposal of the board of directors, following receipt of a report from the appointments and remuneration committee. The Group’s policy provides that only executive directors may be beneficiaries of remuneration systems consisting of the delivery of shares or rights thereto.
(iv) Termination
The Bank’s executive directors have indefinite-term employment contracts. However, executive directors whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. If the contracts are terminated for reasons attributable to the Bank or due to certain objective circumstances (such as those affecting the executive directors’ functional and organic statute), the directors will be entitled, at the date of termination of their employment relationships with the Bank, to the following:
•	In the case of Emilio Botín, to retire and to accrue a pension supplement. At December 31, 2008, the annual pension supplement would amount to €1,878,000.

•
In the case of Alfredo Sáenz, to retire or, alternatively, to receive a termination benefit equal to 40% of his annual fixed salary multiplied by the number of years of service at the Bank, up to a maximum of ten times his annual fixed salary. At December 31, 2008, the amount of the pension supplement relating to the first option would be €4,973,000 per year and the amount relating to the second option would be €35.9 million. The two alternatives are mutually exclusive and, therefore, if Alfredo Sáenz were to opt to receive the termination benefit he would not receive any pension supplement.

•
In the cases of Matías R. Inciarte and Francisco Luzón, to take early retirement and to accrue pension supplements. At December 31, 2008, the annual pension supplements would amount to €2,416,000 for Matías R. Inciarte and €2,648,000 for Francisco Luzón.

•
In the case of Ana P. Botín, to receive a termination benefit amounting to five years’ annual fixed salary at the date of termination. At December 31, 2008, this benefit would amount to €6,345,000. In the event of termination due to withdrawal at the will of the Bank, Ana P. Botín may opt to take early retirement and accrue an annual retainer. At December 31, 2008, this retainer would amount to €1,781,000 per year. The two alternatives are mutually exclusive and, therefore, if Ana P. Botín were to opt to receive the termination benefit she would not receive any retainer.

•
In the case of Juan R. Inciarte, to receive a termination benefit amounting to five years’ annual fixed salary at the date of termination. At December 31, 2008, this benefit would amount to €4,792,000. In the event of termination due to withdrawal at the will of the Bank, Juan R. Inciarte may opt to take early retirement and accrue an annual retainer. At December 31, 2008, this annual retainer would amount to €958 thousand. The two alternatives are mutually exclusive and, therefore, if Juan R. Inciarte were to opt to receive the termination benefit he would not receive any retainer.

If the directors retire or take early retirement, they have the right to opt to receive the pensions accrued -or similar amounts, in the form of income or capital, i.e. in a single payment, in full but not in part (see Note 5-c to our consolidated financial statements).
(v) Insurance
The Bank provides to its executive directors life insurance, included in the column “Other insurance” in the table of page 139 above, accident insurance, whose coverage varies in each cases on the basis of the policy set by the Bank for its senior executives, and a reimbursement healthcare insurance.
(vi) Confidentiality and return of documents
The contracts provide for confidentiality during and after the termination of the employment relationship.
(vii) Other conditions
The contracts provide for the following advance notice periods for termination of the executive officers’ position by the Bank or resignation by the executive officer.

	Date of current contract	By decision of the		By decision of the
Advance notice period	(month/day/year)	Bank (months)		director (months)
Emilio Botín	01/02/2007	(*	)	(*	)
Alfredo Sáenz	12/09/1997 and 02/13/2002	4		4
Matías R. Inciarte	10/07/2002	4		4
Ana P. Botín	02/13/2002	4		4
Francisco Luzón	01/12/2004	6		4
Juan R. Inciarte	11/14/2002	4		4

(*)	It is not contractually established.
Audit and compliance committee and appointments and remuneration committee
An audit and compliance committee and an appointments and remuneration committee operate as part of the board of directors. The audit and compliance committee consists exclusively of 5 external directors (all of whom are independent in accordance with the principles set forth in Article 6.2. c) of the Rules and Regulations of the Board). The appointments and remuneration committee consists of 5 external directors (4 of whom are independent in accordance with the principles set forth in Article 6.2. c) of the Rules and Regulations of the Board). These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE.
The audit and compliance committee:
The audit and compliance committee was created to provide support and specialization for the tasks of controlling and reviewing the Bank’s accounts and compliance function. Its mission, which has been defined and approved by the board, is established in the By-laws and in the Rules and Regulations of the Board.
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
d) Supervise the Bank’s internal audit services, and particularly:
(i) Propose the selection, appointment and withdrawal of the party responsible for internal audit;
(ii) Reviewe the annual working plan for internal audit and the annual activities report;
(iii) Ensure the independence and effectiveness of the internal audit function;
(iv) Propose the budget for this service;
(v) Receive periodic information regarding the activities thereof; and
(vi) Verify that senior management takes into account the conclusions and recommendations of its reports.
e) Know the process for gathering financial information and the internal control systems. In particular, the audit and compliance committee shall:
(i) Supervise the process of preparing, and the integrity, of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper demarcation of group consolidation and the correct application of accounting standards; and
(ii) Periodically review the systems for the internal monitoring and management of risks, so that the principal risks are identified, managed and properly disclosed.
f) Report on, review and supervise the risk control policy established in accordance with the provisions of the Rules and Regulations of the Board.
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
m) Know and, if applicable, respond to the initiatives, suggestions or complaints put forward or raised by the shareholders regarding the area of authority of this committee and which are submitted to it by the office of the general secretary of the Company. The committee shall also:
(i) Receive, deal with and keep a record of the complaints received by the Bank on matters related to the process for gathering financial information, auditing and internal controls.
(ii) Receive on a confidential and anonymous basis communications from Group employees who express their concern on possible questionable practices in the areas of accounting or auditing.
n) Report on any proposed amendments to the Rules and Regulations of the Board prior to the approval thereof by the board of directors.
o) Evaluate, at least once a year, the committee’s operation and the quality of its work.
p) And the others specifically provided for in the Rules and Regulations of the Board.
The Group’s 2008 audit and compliance committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate governance—Committees report”.

The following are the current members of the audit and compliance committee:

Name	Position
Luis Ángel Rojo	Chairman
Fernando de Asúa	Member
Manuel Soto	Member
Abel Matutes	Member
Luis Alberto Salazar-Simpson	Member
Ignacio Benjumea also acts as secretary to the audit and compliance committee but is classified as a non-member.
The appointments and remuneration committee:
The shareholders acting at the ordinary general shareholders’ meeting held on June 21, 2008 approved new By-laws for Banco Santander, S.A., which include basic rules and regulations for the appointments and remuneration committee.
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
Functions of the appointments and remuneration committee:
a) Establish and review the standards to be followed in order to determine the composition of the board and select those persons who will be proposed for election to serve as directors. In particular, the appointments and remuneration committee:
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
b) Prepare the proposals for appointment, re-election and ratification of directors provided for the Rules and Regulations of the Board, as well as the proposals for appointment of the members of each of the committees of the board of directors. Likewise, it shall prepare, the proposals for the appointment of positions on the board of directors and its committees.
c) Annually verify the classification of each director (as executive, proprietary, independent or other) for the purpose of their confirmation or review at the ordinary general meeting and in the annual corporate governance report.
d) Report on proposals for appointment or withdrawal of the secretary of the board, prior to submission thereof to the board.
e) Report on appointments and withdrawals of the members of senior management.
f) Propose to the board:

(i) The policy for compensation of directors and the corresponding report.
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
j) Ensure compliance by the directors with the duties prescribed the Rules and Regulations of the Board, prepare the reports provided for therein and receive information, and, if applicable, prepare a report on the measures to be adopted with respect to the directors in the event of non-compliance with the above mentioned duties or with the Code of Conduct of the Group in the Securities Markets.
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
The Group’s 2008 Appointments and Remuneration Committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate governance—Committees report”.
The following are the members of the appointments and remuneration committee:

Name	Position
Fernando de Asúa	Chairman
Manuel Soto	Member
Guillermo de la Dehesa	Member
Rodrigo Echenique	Member
Luis Ángel Rojo	Member
Ignacio Benjumea also acts as secretary to the appointments and remuneration committee but is classified as a non-member.

D. Employees
At December 31, 2008, we had 170,961 employees (as compared to 131,819 employees in 2007 and 129,749 in 2006) of which 36,376 were employed in Spain (as compared to 36,558 in 2007 and 35,781 in 2006) and 134,585 were employed outside Spain (as compared to 95,261 in 2007 and 93,968 in 2006), of which 24,518 in the United Kingdom (as compared to 17,043 in 2007 and 16,942 in 2006). The increase in the number of employees in 2008 is due to the incorporation of new companies into the Group. The terms and conditions of employment in the private sector banks in Spain are negotiated on an industry-wide basis with the trade unions. This process has historically produced collective agreements binding upon all the private banks and their employees. A new agreement was signed on June 21, 2007 which will expire on December 31, 2010. The terms and conditions of employment in many of our subsidiaries outside Spain (including in Argentina, Portugal, Italy, Uruguay, Puerto Rico, Colombia, Chile, Mexico, Germany, the UK, Brazil and Poland) are negotiated either directly or indirectly (on an industry-wide basis) with the trade unions.

The table below shows our employees by geographic area:

	Number of employees
	2008	2007	2006(*)
SPAIN	36,376	36,558	35,781

LATIN AMERICA	95,375	64,899	65,967
Argentina	6,313	6,621	6,566
Brazil	53,198	21,876	21,599
Chile	12,081	13,025	12,533
Colombia	1,415	1,312	1,893
Mexico	13,924	14,053	15,820
Peru	52	43	29
Puerto Rico	1,885	2,227	2,249
Uruguay	847	302	304
Venezuela	5,659	5,439	4,974

EUROPE	36,778	28,060	27,171
Czech Republic	205	195	179
Germany	2,431	1,846	1,845
Belgium	12	12	11
Finland	28	29	—
France	51	32	18
Greece	21	20	—
Hungary	84	90	77
Ireland	7	4	5
Italy	879	798	780
Luxembourg	3	—	—
Norway	361	330	285
Poland	852	638	588
Portugal	6,839	6,759	6,190
Slovakia	—	10	—
Switzerland	198	203	194
The Netherlands	289	51	57
United Kingdom	24,518	17,043	16,942

USA	2,051	1,978	734

ASIA	82	17	11
Hong Kong	75	13	7
Japan	5	4	4
Others	2	—	—

OTHERS	299	307	85
Bahamas	55	56	57
Others	244	251	28

Total	170,961	131,819	129,749

(*)
Figures for 2006 differ from those presented in our Annual Report. In the Annual Report, for comparison purposes, we do not include employees working for the companies that were discontinued during 2007 and 2006, such as our Latin American pension management companies or Abbey’s life insurance business. In this Annual Report on Form 20-F we include the total number of employees at those dates.

In those cases where an employee is working from one country but is technically employed by a Group company located in a different country, we designate that employee as working from his/her country of residence.

The table below shows our employees by type of business:

	Number of employees
	2008	2007	2006
Retail Banking	165,244	126,119	119,346
Asset Management and Insurance	1,435	1,585	7,132
Global Wholesale Banking	2,572	2,589	1,774
Financial Management and Equity Stakes	1,710	1,526	1,498

Total	170,961	131,819	129,749

As of December 31, 2008, we had 1,814 temporary employees (as compared to 1,754 as of December 31, 2007 and 3,159 as of December 31, 2006). In 2008, the average number of temporary employees working for the Group was 1,760 employees.
E. Share ownership
As of June 24, 2009, the direct, indirect and represented holdings of our current directors were as follows:

	Direct	Indirect stake and		% of
Directors	Stake	represented	Total shares	Capital stock
Emilio Botín (1)	8,011,386	152,767,027	160,778,413	2.207%
Fernando de Asúa	36,122	68,625	104,747	0.001%
Alfredo Sáenz	705,802	1,243,532	1,949,334	0.024%
Matías R. Inciarte (3)	829,799	158,431	988,230	0.012%
Manuel Soto	60,000	510,000	570,000	0.007%
Assicurazioni Generali S.p.A	12,243,277	78,673,780	90,917,057	1.115%
Antonio Basagoiti	700,000	—	700,000	0.009%
Ana P. Botín (1)	5,011,417	4,024,136	9,035,553	0.000%
Javier Botín (1)(2)	4,793,481	5,350,000	10,143,481	0.000%
Lord Burns (Terence)	30,100	27,001	57,101	0.001%
Guillermo de la Dehesa	100	—	100	0.000%
Rodrigo Echenique	651,598	9,180	660,778	0.008%
Antonio Escámez	749,359	—	749,359	0.009%
Francisco Luzón	1,236,321	97,470	1,333,791	0.016%
Abel Matutes	122,048	2,588,937	2,710,985	0.033%
Juan R. Inciarte	1,278,935	—	1,278,935	0.016%
Luis Ángel Rojo	1	—	1	0.000%
Luis Alberto Salazar-Simpson	183,750	5,580	189,330	0.002%
Isabel Tocino	36,000	—	36,000	0.000%

	36,679,496	245,523,699	282,203,195	3.460%

(1)
Emilio Botín has attributed the right of vote in a general shareholders’ meeting of 94,691,035 shares (1.16% of the capital stock) held by the Marcelino Botín Foundation, of 8,096,742 shares held by Jaime Botín, of 384,190 shares held by Paloma O’Shea, of 9,042,777 shares held by Emilio Botín O., of 9,035,553 shares held by Ana P. Botín and of 10,143,481 shares held by Javier Botín. This table shows the direct and indirect shareholding of the two latter who are directors, but in the column showing the percentage of capital stock, these shareholdings are presented together with those that belong or are also represented by Emilio Botín.

(2)
Javier Botín is a proprietary director as he represents in the board of directors a 2.207% of the Bank’s capital stock which corresponds to the holdings of the Marcelino Botín Foundation, Emilio Botín, Ana P. Botín, Emilio Botín O., Jaime Botín, Paloma O’Shea and his own.

(3)	Matías R. Inciarte has the right to vote 76,806 shares owned by two of his children.

The options granted to the Bank’s directors, managers and employees are described in the table under “—B. Compensation” above.
Santander’s capital comprised only one class of shares, all of which are ordinary and have the same rights.
As of June 24, 2009 our current executive officers (not directors) referred to above under Section A of this Item 6 as a group beneficially owned, directly or indirectly, 9,690,497 ordinary shares, or 0.06% of our issued and outstanding share capital as of that date. Together with the options granted, no individual executive officer beneficially owns, directly or indirectly, one percent or more of the outstanding share capital as of that date.
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders
As of December 31, 2008, to our knowledge no person beneficially owned, directly or indirectly, 5% or more of our shares.
At December 31, 2008 a total of 1,036,481,773 shares, or 12.71% of our share capital, were held by 901 registered holders with registered addresses in the United States and Puerto Rico, including JPMorgan Chase, as depositary of our American Depositary Share Program. These ADS’s were held by 1,917 record holders. Since certain of such shares and ADSs are held by nominees, the foregoing figures are not representative of the number of beneficial holders. Our directors and executive officers did not own any ADSs as of December 31, 2008.
To our knowledge, we are not controlled directly or indirectly, by any other corporation, government or any other natural or legal person. We do not know of any arrangements which would result in a change in our control.
Shareholders’ agreements
The Bank was informed in February 2006 of an agreement among certain shareholders. The agreement was also communicated to the CNMV, following the filing of the agreement both with the CNMV and in the Mercantile Registry of Cantabria.
The agreement was entered into by Emilio Botín, Ana P. Botín, Emilio Botín O., Javier Botín, Simancas, S.A., Puente San Miguel, S.A., Puentepumar, S.L., Latimer Inversiones, S.L. and Cronje, S.L. Unipersonal and relates to the shares of the Bank held by them or those over which they have voting rights.
Under this agreement and through the establishment of restrictions on the free transferability of their shares and the regulation of the exercise of the voting rights inherent in them, these shareholders have agreed to act in a coordinated manner, in order to develop a common, lasting and stable policy and an effective and unified presence and representation in the Bank’s governing bodies.
The agreement comprises a total of 44,396,513 shares of the Bank (0.555% of its share capital at the end of the year 2008). In addition, and in accordance with the first clause of the shareholders’ agreement, the agreement will be extended only in terms of the exercising of voting rights to other shares of the Bank that are subsequently held, directly or indirectly, by the signatories or those over which they have voting rights. As a result, as of December 31, 2008, another 32,352,043 shares (0.405% of the Bank’s share capital at the end of the year 2008) are also included in the syndicate of shareholders.
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
Except for the transfers made to of other members of the syndicate or the Marcelino Botín Foundation, the prior authorization of the syndicate is required and it can freely authorize or deny any proposed transfer.

B. Related party transactions
Loans made to members of our board of directors and to our executive officers
Our direct risk exposure to the Bank’s directors as of December 31, 2008, equaled €4.2 million (€1.2 million as of December 31, 2007) of loans and credits to such directors and €0.01 million (€0.01 million as of December 31, 2007) of guarantees provided to them.
The detail by director as of December 31, 2008, is as follows:

	In thousands of euros
	Loans and
	Credits	Guarantees	Total

Alfredo Sáenz	25	—	25
Matías R. Inciarte	20	10	30
Manuel Soto	5	—	5
Antonio Basagoiti	66	1	67
Ana P. Botín	5	—	5
Rodrigo Echenique	12	—	12
Antonio Escámez	1,473	—	1,473
Francisco Luzón	1,649	—	1,649
Luis Alberto Salazar-Simpson	461	—	461
Isabel Tocino	49	—	49
Juan R. Inciarte	465	—	465

	4,231	11	4,242

Additionally, the total amount of loans and credits made by us to our executive officers who are not directors, as of December 31, 2008, amounted to €21 million (see Note 53 to our consolidated financial statements).
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

and others within the scope of the ordinary course of the banking business, such as loans and other banking services to our shareholders, to employees of all levels, and the associates and the members of the families of all these persons, as well as those other businesses conducted by the companies of the Group. All these transactions are made:
•	in the ordinary course of business;

•	on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons; and

•	did not involve more than the normal risk of collectibility or other unfavorable features.
As of December 31, 2008 our loans and credits to associated and jointly controlled entities, amounted to €221 million. Those loans and credits represented 0.04% of our total net loans and credits and 0.4% of our total stockholders’ equity as of December 31, 2008.
For more information, see Notes 3 and 53 to our consolidated financial statements.
C. Interests of experts and counsel
Not Applicable.
Item 8. Financial Information
A. Consolidated statements and other financial information
Financial Statements
See Item 18 for our consolidated financial statements.
(a)	Index to consolidated financial statements of Santander
Legal Proceedings
i. Tax disputes
As of the date hereof, the main tax disputes concerning the Group are as follows:
• The “Mandados de Segurança” filed by Banco Santander, S.A. and other Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8%. In the case of Banco Santander, S.A., on June 9, 2008 a special and extraordinary appeal was filed at the Federal Supreme Court against the unfavorable judgment of the Federal Regional Court of January 14, 2008. A decision has yet to be handed down on this appeal. In the case of Banco ABN AMRO Real S.A., two “Mandados de Segurança” were filed; for the first of these, an appeal was filed at the Supreme Court of Justice and the Federal Supreme Court and, for the second, an appeal was filed on February 12, 2008 at the Federal Regional Court further to the unfavorable judgment handed down on January 29, 2008.
• The “Mandados de Segurança” filed by Banco Santander, S.A. and other Group companies in Brazil claiming its right to consider the social contribution tax on net income (CSLL) as deductible in the calculation of Brazilian legal entities income tax (IRPJ). In the case of Banco Santander, S.A., this action was declared unwarranted and an appeal was filed at the Federal Regional Court, requesting, as a precautionary measure, to have the ability to claim the tax credit stayed and obtaining permission to deposit the disputed amounts with the courts. On October 1, 2007, an unfavorable judgment was handed down by the Federal Regional Court, which was appealed against by Banco Santander S.A. (Brazil) through the presentation of “Embargos de Declaraçao” on October 8, 2007. On March 6, 2008, the Federal Regional Court dismissed the “Embargos de Declaraçao”, and dismissed the subsequent appeal. On July 1, 2008, the related special and extraordinary appeal was filed.

• The “Mandados de Segurança” filed by Banco Santander, S.A. and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the “Mandados de Segurança” was declared unwarranted and an appeal was filed at the Federal Regional Court. On September 13, 2007, this Court handed down a favorable judgment. Unión Federal has filed an appeal against this judgment at a higher court. In the case of Banco ABN AMRO Real S.A., on March 9, 2007, a favorable judgment was handed down against which Unión Federal has filed an appeal at a higher court.
• Legal proceeding filed on August 24, 2000, by ABN AMRO Arrendamiento Mercantil S.A. requesting the deductibility for income tax purposes of the depreciation and amortization expense in the same period as that in which the lease income is recognized. The entity received a favorable judgment on April 16, 2008 which was appealed against by the Brazilian tax authorities. A decision has yet to be handed down by the Federal Regional Court.
• Real Leasing S.A. Arrendamiento Mercantil and Banco ABN AMRO Real S.A. have filed various administrative and legal claims in connection with the deductibility of the provision for doubtful debts for 1995.
• Banco Santander S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the service tax on certain items of income from transactions not classified as provisions of services.
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
• LANETRO, S.A.: claim (ordinary lawsuit no. 558/2002) filed by LANETRO, S.A. against Banco Santander, S.A. at Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to €30.05 million of a capital increase of the plaintiff.
On December 16, 2003, a judgment was handed down dismissing the plaintiff’s request. The subsequent appeal filed by LANETRO was upheld by a decision of the Madrid Provincial Appellate Court on October 27, 2006. The Bank has filed extraordinary appeals on grounds of procedural infringements and an extraordinary appeal against the aforementioned decision.
• Ordinary proceeding filed by Galesa de Promociones, S.A., against the Bank, at Elche Court of First Instance no. 5, Alicante (proceeding no. 1946/2008). The claim requests damages amounting to €51,396,971.43 as a result of the judgment handed down by the Supreme Court on November 24, 2004 setting aside a summary mortgage proceeding filed by the Bank against the complainant company, which concluded in the foreclosure by the Bank of the mortgaged properties and their subsequent sale by the Bank to third-party buyers. The Supreme Court judgment ordered the reversal of the court foreclosure proceeding to prior to the date on which the auctions were held, a requirement impossible to comply with due to the sale by the Bank of the properties to the aforementioned third parties, which prevented the reincorporation of the properties into the debtor company’s assets and their re-auction.

The damages claimed are broken down as follows: (i) €18,428,076.43 relating to the value of the property auctioned; (ii) €32,608,895 relating to the loss of profit on the properties lost by the plaintiff, which prevented the plaintiff company from continuing its business activity as a property developer; and (iii) €360,000 relating to the loss of rental income.
On October 31, 2008, the summons to respond to and oppose the claim was served on the Bank, which responded to and opposed the complainant’s requests on a timely basis and, at the same time, filed a counterclaim against Galesa de Promociones S.A. for the amount owed to the Bank, basing the calculation thereof on the difference between the value of the properties and the amount of the loan.
Galesa de Promociones S.A. responded to the counterclaim on January 12, 2009. The parties’ pre-trial hearing was held on April 7, 2009. The hearing has been scheduled to take place on September 30, 2009.
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
On July 30, 2007, the Madrid Provincial Appellate Court handed down a decision upholding in full the appeal filed by the Bank, revoking the ruling issued at first instance and dismissing the appeal filed by Inversión Hogar, S.A. On completion of the clarification procedure, as it had announced previously, Inversión Hogar, S.A. filed an appeal against the aforementioned decision at the Civil Chamber of the Supreme Court, which has been granted leave to proceed by the Madrid Provincial Appellate Court at the preliminary admission for consideration stage.
Complaint in an ordinary proceeding filed by Inés Arias Domínguez and an additional 17 persons against Santander Investment, S.A. at Madrid Court of First Instance no. 13 (case no. 928/2007), seeking damages of approximately €43 million, plus interest and costs. The plaintiffs, who are former shareholders of Yesocentro S.A. (Yesos y Prefabricados del Centro, S.A.) allege that Santander Investment, S.A. breached the advisory services agreement entered into on October 19, 1989 between the former Banco Santander de Negocios, S.A. and the plaintiffs, the purpose of which was the sale of shares owned by the plaintiffs to another company called Invercámara, S.A.
This complaint was duly contested by Santander Investment, S.A. on November 5, 2007. The preliminary hearing was set for April 28, 2008, although it was subsequently postponed until a related claim is resolved.
In a decision issued by the Madrid Court of First Instance no. 13 on September 11, 2008, the proceeding in connection with the civil preliminary ruling was stayed. The plaintiffs have appealed the decision and the Bank responded to and opposed the plaintiff’s appeal on December 16, 2008.
On February 6, 2008, Banco Santander, S.A. filed a request for arbitration with the Secretary of the Spanish Arbitral Court (Secretaría de la Corte Española de Arbitraje) against the business entity GAESCO BOLSA, SOCIEDAD DE VALORES, S.A. (“GAESCO”), a Spanish brokerage firm, in respect of a claim for €66,418,077.27 that the latter owes Banco Santander, S.A. as a result of the early termination of the financial transaction framework agreement entered into by GAESCO and the Bank and of the financial transactions undertaken under such agreement. On May 12, 2009, an arbitral ruling was handed down admitting Banco Santander, S.A.’s request and dismissing the counterclaim filed by GAESCO.

• Former Banespa employees: claim filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s by-laws in the event that the entity obtained a profit and that the distribution of this profit, in the form of bonus, was approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit; partial payments were made from 1996 to 2000 in variable percentages as agreed by the board of directors, and the aforementioned clause was eliminated from the by-laws in 2001. After the Regional Labor Court ordered Banco Santander Banespa, S.A. to pay the half-yearly bonus in September 2005, Banco Santander Banespa, S.A. filed an appeal at the High Labour Court which handed down a decision on June 25, 2008, ordering the Bank to pay the half-yearly bonus from 1994 onwards for a maximum amount equivalent to that of the share in profits. The related appeals against this decision will be filed at the High Labor Court and at the Federal Supreme Court, as applicable.
• Absorption of Banco Noroeste by Banco Santander Brasil: Three claims filed by minority shareholders of the former Banco Noroeste requesting, in addition to compensation for damage and losses, the annulment of the shareholders’ meeting that approved the merger between Banco Noroeste and Banco Santander Brasil, arguing that when the merger took place they should have been provided with a market value that would have enabled them to decide whether or not to sell their shares at that value.
In the three cases, judgments were handed down at first instance, one of which found in favor of the Bank and the other two against it. In the latter two cases the shareholders’ meeting was not declared null and void but rather the Bank was ordered to pay compensation. Appeals were filed against these judgments.
The Sao Paulo Court of Justice has recently handed down joint judgments on the three appeals at second instance, considering that Santander should have duly prepared a valuation report using the disposal value method thereby establishing that the minority shareholders be indemnified.
In the case of the shareholders that sold their shares, the Court indicated that they should receive the difference between the value at which they sold their shares (equity value) and market value (calculated as the disposal value) at that time, plus interest. In the case of the shareholders that did not sell, the Court considered that they should receive the market value at that time plus interest, less the present value of their shares. Unlike the judgments handed down at first instance, lost profits and damages were excluded and the amount of lawyers’ fees was reduced. Appeals against this judgment will be filed at higher courts.
On September 15, 2008, the Lehman bankruptcy was made public. Various customers of the Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying security.
On November 12, 2008, the Group announced the implementation of a solution (which was of a strictly commercial, exceptional nature and did not imply any admission of mis-selling) for holders of one of the products sold, Seguro Banif Estructurado, issued by the insurance company Axa Aurora Vida, which had as its underlying security a bond issued and guaranteed by Lehman. The solution involved replacing the Lehman issuer risk with the issuer risk of Santander Group subsidiaries. The exchange period ended on December 23, 2008. As a result of the exchange, at 2008 year-end a loss was recognized under “Gains/losses on financial assets and liabilities (net)” in the consolidated income statement for the difference of €46 million (which was equivalent to €33 million after tax) between the fair value of the bonds received and the bonds delivered in the exchange.
In February 2009, the Group offered a similar solution to other customers affected by the Lehman bankruptcy. The cost of this transaction, before tax, was €143 million (equivalent to €100 million after tax), which was recognized under “Gains/losses on financial assets and liabilities (net)” in the consolidated income statement for 2008.
At the date of this report on Form 20-F, it was known that certain claims had been filed against a Group company in relation to the marketing of the bonds referred to above. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability in relation to the insolvency of Lehman. Accordingly, it was not necessary to recognize any liability in this connection in the consolidated financial statements.

The investigation by the US Securities and Exchange Commission (“SEC”) into the alleged fraud of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) took place in December 2008. The exposure of customers of the Group through the subfund Optimal Strategic US Equity (Optimal Strategic) was €2,330 million, of which €2,010 million related to institutional investors and international private banking customers, and the remaining €320 million were in the investment portfolios of the Group’s private banking customers in Spain.
On January 27, 2009, the Group announced its decision to offer a solution to those of its private banking customers who had invested in Optimal Strategic and had been affected by the alleged fraud. This solution, which was applied to the principal amount invested, net of redemptions, totalled €1,380 million. It consisted of a replacement of assets whereby the private banking customers could exchange their investments in Optimal Strategic US for preferred participating securities to be issued by the Group for the aforementioned amount, with an annual coupon of 2% and a call option that can be exercised by the issuer in year ten. The pre-tax cost of this transaction for the Group was €500 million, and this amount was recognized under “Gains/losses on financial assets and liabilities (net)” in the consolidated income statement for 2008.
The Group believes it has at all times exercised diligence in the management of its customers’ investments in the Optimal Strategic fund. These products have always been sold in a transparent way pursuant to applicable legislation and established Group procedures and, accordingly, the decision to offer a solution was taken in view of the exceptional circumstances of this case and based solely on commercial reasons, due to the interest the Group has in maintaining its business relationship with these customers.
At the time of the intervention, Madoff Securities was a broker-dealer authorized, registered and supervised by the SEC and was also authorized as an investment advisor by the US Financial Industry Regulatory Authority (FINRA).
As of the date of this report on Form 20-F, it was known that certain claims had been filed in relation to this matter. The Santander Group is currently assessing the advisability of taking the appropriate legal action.
On March 18, 2009, the Group issued the preferred participating securities earmarked for the replacement of assets offered to the private banking customers affected by the fraud perpetrated by Madoff Securities and the bankruptcy of Lehman who were not able to participate in the exchange made on December 23, 2008 referred to earlier in this section. The preferred participating securities have been listed on the London Stock Exchange since March 23, 2009. The level of acceptance of the exchange proposal was 94%.

On May 26, 2009, two funds managed by Optimal Investment Services, a wholly owned indirect subsidiary of Banco Santander, S.A., announced that they had entered into an agreement with Irving H. Picard, the trustee for the liquidation of Madoff Securities. Under the agreement, in exchange for the funds’ payment of the reduced demands, the trustee will allow the funds’ claims in the liquidation proceeding and reduce his clawback demands on the funds. The funds are Optimal Strategic US Equity Limited and Optimal Arbitrage Limited. These are the only Optimal Funds that had customer accounts at Madoff Securities.
The agreement provides that the funds’ claims against Madoff Securities estate would be allowed in their full amounts, calculated on a cash-in, cash-out basis, of $1,540,141,278 and $9,807,768, respectively, and the funds would be entitled to Securities Investor Protection Corporation advances of $500,000 each. The funds will pay 85% of the clawback claims that the trustee has asserted so far against the funds. The payments will total $129,057,095 for Strategic US Equity and $106,323,953 for Arbitrage.
Optimal and Santander would agree not to file any other claims against Madoff Securities estate. The agreement also contains an “equal treatment” provision, so that if the trustee settles similar clawback claims for less than 85%, the funds will receive a rebate of a portion of their payments to equalize the percentages applied to the funds.
The agreement followed the trustee’s investigation of Optimal’s conduct in dealing with Madoff Securities, including a review of Optimal’s documents relating to due diligence conducted by Optimal, in which the Trustee concluded that their conduct does not provide grounds to assert any claim against the Optimal companies or any other entity of the Santander group (other than the clawback claims described above). The funds’ potential clawback liability did not imply any wrongdoing by the funds.
The agreement contains releases of all clawback and other claims the trustee may have against the funds for any matters arising out of the funds’ investments with Madoff Securities. The trustee’s release would apply to all potential claims against other Optimal companies, Santander companies and their investors, directors, officers and employees who agree to release the trustee and the Madoff Securities estate, to the extent the claims arose out of the funds’ dealings with Madoff Securities. It also releases both funds from potential clawback liability for any other withdrawals made by them.
Madoff Securities is currently undergoing liquidation under the Securities Investor Protection Act of 1970 in the United States Bankruptcy Court in New York. Madoff Securities’ principal, Bernard L. Madoff, has pled guilty to conducting probably the largest Ponzi scheme in history. The agreement was approved by the United States Bankruptcy Court in New York on June 16, 2009.

Disposition of previously reported litigation
Following is a description of the developments in 2008 in relation to the small claims proceeding at Elche Court of First Instance no. 4 (case no. 419/1994) in connection with a claim filed by Galesa de Promociones, S.A. (“Galesa”):
• Galesa requested the Court to annul a previous legal foreclosure proceeding brought by the Bank against the plaintiff in 1992, which culminated in the foreclosure of certain properties that were subsequently sold by auction.
The judgments handed down at first and second instance were in the Bank’s favor. The appeal filed by Galesa at the Supreme Court was upheld by virtue of a decision on November 24, 2004, which ordered the reversal of the legal foreclosure proceeding to before the date on which the auctions were held. On June 8, 2006, Galesa filed a claim for the enforcement of the decision handed down by the Supreme Court, requesting that the Bank be ordered to pay €56 million, the estimated value of the properties, plus a further € 33 million for loss of profit. The Bank challenged this claim on the grounds that the Supreme Court decision could not be enforced —since no order had been pronounced against the Bank, but rather a proceeding had merely been annulled—and it also argued that the damages requested would have to be ruled upon by an express court decision, which had not been pronounced.
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

	Euro per Share Interim					Dollars per ADS Interim
	First	Second	Third	Fourth	Total	First	Second	Third	Fourth	Total
2003	0.0775	0.0775	0.0775	0.0704	0.3029	0.08602	0.0899	0.0842	0.08801	0.36235
2004	0.0830	0.0830	0.0830	0.0842	0.3332	0.08484	0.08971	0.09175	0.09191	0.35821
2005	0.09296	0.09296	0.09296	0.13762	0.4165	0.09591	0.09466	0.09523	0.147016	0.432816
2006	0.106904	0.106904	0.106904	0.199913	0.5206	0.11582	0.11593	0.11400	0.222418	0.568168
2007	0.122940	0.122940	0.122940	0.281961	0.650781	0.137526	0.145308	0.149199	0.355829	0.787862
2008	0.135234	0.135234	0.122940	0.257373	0.650781	0.172148	0.137700	0.126043	0.266604	0.702495

On August 1, 2009, we will pay the first dividend on account of the earnings for the 2009 financial year for a gross amount of €0.135234 per share.
The shareholders acting at the general shareholders’ meeting held on June 16, 2009, approved at the proposal of the board of directors, a €1 billion capital increase to enable shareholders to choose between receiving cash or shares equivalent to the amount of part of the annual dividend charged to the results of operations for 2009. With this initiative, the Bank has confirmed its policy of paying cash dividends, offering shareholders the option to receive part of them in shares with certain advantages.
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

Year Ended December 31,
Previous
Spanish
GAAP	IFRS-IASB
2004 (*)	2004	2005	2006	2007	2008
(in thousands of euros)

1,837,424	1,935,992	2,605,009	3,256,190	4,070,247	4,826,218

(*)	Statutory Distributable Profits.
The portion of our net income attributable to our subsidiaries has increased steadily in recent years as our subsidiaries have grown and we have acquired new subsidiaries. Such profits are available to us only in the form of dividends from our subsidiaries and we are dependent to a certain extent upon such dividends in order to have Distributable Profits sufficient to allow payment of dividends on our guaranteed preferred stock of our subsidiaries as well as dividends on our shares (although the payment of dividends on the shares is limited in the event of the non-payment of preference share dividends). We generally control a sufficient proportion of our consolidated subsidiaries’ voting capital to enable us to require such subsidiaries to pay dividends to the extent permitted under the applicable law. As a result of our growth, the Bank, as the holding entity of the shares of our various companies, has added investments in our subsidiaries, the financial costs of which are borne by us.
B. Significant Changes
For significant changes that have occurred since December 31, 2008, see our Form 6-K relating to our first quarter 2009 results filed with the Securities and Exchange Commission on May 1, 2009.

Item 9. The Offer and Listing
A. Offer and listing details
Market Price and Volume Information
Santander’s Shares
During 2008, our shares were the shares with the highest trading volume on the Spanish stock exchanges. At December 31, 2008, our shares represented 16.72% of the IBEX 35 Stock Exchange Index, the second highest percentage among all Spanish issuers represented in this index. Our market capitalization of €53,960 million at 2008 year-end was the second largest of any Spanish company, according to information published by the Sociedad de Bolsas, S.A. (“Sociedad de Bolsas”).
At December 31, 2008, we had 3,034,816 registered holders of our shares and, as of such date, a total of 1,036,481,773 of our shares or 12.71% were held by 901 registered holders with registered addresses in the United States and Puerto Rico, including JP Morgan Chase, as depositary of our American Depositary Share program.
Our shares are traded on Spain’s automated “continuous market”, the national, centralized market which integrates by computer quotations originating in the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao) (the “Automated Quotation Systems”). Our shares are also listed on the New York (in the form of American Depositary Shares), London, Milan, Lisbon, Buenos Aires and Mexico Stock Exchanges. At December 31, 2008, 59.95% of our shares were held of record by non-residents of Spain.
The table below sets forth the high, low and last daily sales prices in euros for our shares on the continuous market for the periods indicated.

	Euros per Share
	High	Low	Last

2004 Annual	9.77	7.70	9.13

2005 Annual	11.18	8.92	11.15

2006 Annual	14.37	10.54	14.14

2007 Annual	15.00	12.56	14.79
First Quarter	14.65	12.83	13.36
Second Quarter	14.50	13.06	13.69
Third Quarter	14.34	12.56	13.63
Fourth Quarter	15.00	13.64	14.79

2008 Annual	14.59	5.11	6.75
First Quarter	14.59	11.17	12.62
Second Quarter	14.22	11.67	11.67
Third Quarter	12.48	9.95	10.50
Fourth Quarter	11.69	5.11	6.75

Last six months
2008
December	6.85	6.00	6.75
2009
January	7.24	5.35	6.32
February	6.15	4.70	4.90
March	5.52	4.00	5.19
April	7.27	5.39	7.27
May	7.57	6.81	7.49
June (through June 24, 2009)	8.41	7.53	8.24

On June 24, 2009, the reported last sale price of our shares on the continuous market was €8.24.
American Depositary Shares (ADSs)
Our ADSs have been listed and traded on the New York Stock Exchange since July 30, 1987. Each ADS represents one of our shares and is evidenced by an American Depositary Receipt, or ADR. The deposit agreement, pursuant to which ADRs have been issued, is among us, JP Morgan Chase, as depositary, and the holders from time to time of ADRs. At December 31, 2008, a total of 160,756,274 of our ADSs were held by 1,917 registered holders. Since certain of such of our shares and our ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

The table below sets forth the reported high, low and last sale prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Dollars Per ADS
	High	Low	Last

2004 Annual	12.47	9.43	12.37
2005 Annual	13.27	11.37	13.19
2006 Annual	18.73	13.16	18.66

2007
Annual	22.14	17.29	21.54
First Quarter	19.34	17.29	17.83
Second Quarter	19.46	17.67	18.38
Third Quarter	19.79	17.38	19.31
Fourth Quarter	22.14	19.24	21.54

2008
Annual	22.24	6.06	9.49
First Quarter	21.35	16.52	19.94
Second Quarter	22.24	18.19	18.19
Third Quarter	19.25	13.91	15.02
Fourth Quarter	16.44	6.06	9.49

Last six months
2008
December	9.73	7.48	9.49
2009
January	9.86	6.72	7.84
February	7.85	5.92	6.02
March	7.59	4.90	6.90
April	9.15	7.15	9.15
May	10.74	9.16	10.74
June (through June 24, 2009)	11.70	10.72	11.46
On June 24, 2009, the reported last sale price of our ADSs on the New York Stock Exchange was $11.46.
B. Plan of distribution
Not Applicable.
C. Markets
General
Spanish Securities Market
The Spanish securities market for equity securities (the “Spanish Stock Exchanges”) consists of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia (the “local exchanges”). The majority of the transactions conducted on them are done through the Automated Quotation System (Sistema Interbancario Bursátil Español or “S.I.B.E.”). During the year ended December 31, 2008, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

•	the establishment of Iberclear; and

•	the authorization of the Minister of Economy and Finance to regulate financial services electronic contracts.
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

Law 6/2007 (April 12) amends the Securities Market Law, in order to modify the rules for takeover bids and for issuers transparency. This Law came into effect on August 13, 2007, and partially integrates into the Spanish legal system Directive 2004/25/EC of the European Parliament and of the Council of April 21, 2004 on takeover bids and Directive 2004/109/EC of the European Parliament and of the Council of December 15, 2004 on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market and amending Directive 2001/34/EC. This Law has been further developed by Royal Decree 1066/2007 (July 27) on rules applicable to takeover bids for securities and by Royal Decree 1362/2007 (October 19) on transparency requirements for issuers of listed securities. For a brief description of the provisions of Law 6/2007 as regards the rules applicable to takeover bids see “Item 10. Additional Information—B. Memorandum and Articles of Association—Tender Offers”.
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
The portion of trading volume in the shares represented by purchases by our subsidiaries has varied widely from day to day and from month to month and may be expected to do so in the future. In 2008, 10.73% of the volume traded of the shares was effected not as principal by Santander Investment Bolsa, S.V., S.A. and 2.295% was effected not as principal by Banesto Bolsa, S.A., S.V.B. The portion of trading volume in shares allocable to purchases and sales as principal by our companies was approximately 5.7% in the same period. The monthly average percentage of outstanding shares held by our subsidiaries ranged from 0.075% to 0.784% in 2008. At December 31, 2008, the Parent Bank and our subsidiaries held 64,489,873 of our shares (0.807% of our total capital stock as of that date).
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
The current By-laws for Banco Santander, S.A., except for subsections 1 and 2 of Article 5 regarding the Bank’s share capital, were approved by our shareholders acting at the general shareholders’ meeting held on June 21, 2008.

Since June 21, 2008, subsections 1 and 2 of Article 5 have been amended several times to reflect the recent capital increases carried out by the Bank. The current text for those subsections became effective on January 30, 2009, and updates the share capital of Banco Santander, S.A. and the number of shares representing such capital to accommodate the capital increase performed in conection with the Sovereign Bancorp acquisition. See “Item 4. Information on the Company—A History and development of the company Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations—Sovereign Bancorp, Inc. (“Sovereign”)”.
The current By-laws are included in Exhibit 1.1. The By-laws are also available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors General information By-laws”.
In connection with the amendment of our By-laws, the board of directors, at its meeting of March 23, 2009, resolved to approve new Rules and Regulations of the Board in order to bring some aspects of its internal regulations into line with the By-laws approved by the shareholders at the general shareholders’ meeting held on June 21, 2008. All references to the Rules and Regulations of the Board in this annual report on Form 20-F are references to the new text.
The Rules and Regulations of the Board are available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate governance—Board of directors—Rules and Regulations of the Board of Directors”.
General
As of December 31, 2008, the Bank’s share capital was €3,997,029,701.50, represented by a single class of 7,994,059,403 book-entry Santander shares with a nominal value of €0.50 each.
On January 26, 2009, the Bank issued 161,546,320 new shares to acquire the 75.65% of Sovereign that the Group did not own. Since that date, our share capital is €4,077,802,861.50, represented by a single class of 8,155,605,723 book-entry Santander shares with a nominal value of €0.50 each. All of our shares are fully paid and non-assessable. Spanish law requires that bank-listed equity securities be issued in book-entry form only.
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
Meetings and Voting Rights
We hold our annual general shareholders’ meeting during the first six months of each fiscal year on a date fixed by the board of directors. Extraordinary meetings may be called from time to time by the board of directors whenever the board considers it advisable for corporate interests, and whenever so requested by shareholders representing at least 5% of the outstanding share capital of Santander. Notices of all meetings are published, at least one month prior to the date set for the meeting, in the Official Gazette of the Mercantile Register and in one of the local newspapers having the largest circulation in the province where the registered office of Santander is located. In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and the Spanish Stock Exchanges and published on the company’s website. Our last ordinary general meeting of shareholders was held on June 19, 2009 and our last extraordinary general meeting of shareholders was held on January 26, 2009.
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
At both general shareholders’ meetings held in 2004 (the Annual General Meeting of June 19, 2004 and the extraordinary general meeting of October 21, 2004) our shareholders could exercise their voting and representation rights prior to the meetings by electronic means (via the Internet). In addition, at the extraordinary general shareholders’ meeting of October 21, 2004, our shareholders could vote by mail and in the Annual General Meetings held on June 18, 2005, June 17, 2006, June 23, 2007, June 21, 2008 and June 19, 2009, and in the extraordinary general shareholders’ meeting of October 23, 2006, July 27, 2007 and January 26, 2009 our shareholders, besides exercising their voting and representation rights prior to the meeting by mail or via the Internet, were able to attend (besides attending and voting in person) via the Internet and were also able to vote in real time on the Internet on the resolutions considered at the meeting.
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
At the Bank’s annual meeting of shareholders held on June 19, 2009, the shareholders passed resolutions which, among other things, grant the Bank the authority to increase the Bank’s capital by up to €2,038,901,430.5 and also permit the Bank to issue bonds convertible or exchangeable into the Bank’s common stock in an amount up to €7 billion aggregate principal amount.
Dividends
We normally pay an annual dividend in advance in quarterly installments in August and November of the current year and February and generally in May, of the following year. We and our domestic banking subsidiaries are subject to certain restrictions on dividend payments, as prescribed by the Ministry of Economy and Finance and the Bank of Spain. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Restrictions on Dividends”.

Once the annual accounts have been approved, the shareholders at the general shareholders’ meeting will resolve on the allocation of the results for the fiscal year. Dividends may only be distributed out of the earnings for the fiscal year or with a charge to unappropriated reserves, after the payments required by the law and the By-laws have been made, provided that the stockholders’ equity disclosed in the accounts is not reduced , to less than the share capital as a result of the distribution. If there are any losses from prior fiscal years that reduce the Bank’s stockholders’ equity below the amount of the share capital, the earnings must be used to offset such losses.
The amount, time and form of payment of the dividends, to be distributed among the shareholders in proportion to their paid-in capital will be established by resolutions adopted at the general meeting. The shareholders at the general shareholders’ meeting and the board of directors may make resolutions as to the distribution of interim dividends, subject to limitations and in compliance with the requirements established by the law.
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

Registration and Transfers
The Santander shares are in book-entry form in the Iberclear system. We maintain a registry of shareholders. We do not recognize, at any given time, more than one person as the person entitled to vote each share in the shareholders meeting.
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
Credit entities must notify the Bank of Spain as soon as they become aware of any acquisition or transfer of significant shares of its capital stock that exceeds the above-mentioned percentages. Furthermore, banks are required to inform the Bank of Spain as soon as they become aware, and in any case not later than 15 days after, any acquisition by a person or a group of at least 1% of such a bank’s total equity. The Bank of Spain also requires each bank to notify the Bank of Spain of a list, dated on the last day of each quarter and during April, July, October and January of all its shareholders that are financial institutions and all other shareholders that own at least 0.25% of the bank’s total equity.
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

Reporting Requirements
Royal Decree 1362/2007 requires that any entity which acquires or transfers shares and as a consequence the number of voting rights held exceeds, reaches or is below the threshold of 3%, 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80% or 90%, of the voting rights of a company, for which Spain is the member state of origin, listed on a Spanish stock exchange or on any other regulated market in the European Union, must, within 4 days after that acquisition or transfer, report it to such company, and to the CNMV. This duty to report the holding of a significant stake is applicable not only to the acquisitions and transfers in the terms described above, but also to those cases in which in the absence of an acquisition or transfer of shares, the percentage of an individual’s voting rights exceeds, reaches or is below the thresholds that trigger the duty to report, as a consequence of an alteration in the total number of voting rights of an issuer. Similar disclosure obligations apply, among others, in the event of: (i) the acquisition or disposal of any financial instruments entitling the holder to acquire the company’s shares (such as options, futures, swaps, etc.); (ii) certain voting, deposit, temporary transfer or other agreements regarding the relevant shares; or (iii) custodians or proxy-holders who can exercise with discretion the voting rights attached to the relevant shares. The above mentioned threshold percentage will be 1% or any multiple of 1% whenever the person who has the duty to notify is a resident of a tax haven or of a country or territory where there is no taxation or where there is no obligation to exchange tax information (in accordance with Spanish law).
In addition, any Spanish company listed on the Spanish stock exchanges must report any acquisition by such company (or a subsidiary) of the company’s own shares if the acquisition, together with any acquisitions since the date of the last report and without deducting sales of its own shares by the company or by its subsidiaries, causes the company’s ownership of its own shares to exceed 1% of its voting rights. See “Item 9. The Offer and Listing—C. Markets—Trading by Santander’s Subsidiaries in the Shares.”
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
Although there is no provision in Spanish law regarding the composition of a board of directors, the Rules and Regulations of the Board provide that in exercising its powers to make proposals at the general shareholders’ meeting and to designate directors by interim appointment to fill vacancies, the board shall endeavor to ensure that the external or non-executive directors represent a wide majority over the executive directors and that the former include a reasonable number of independent directors. In addition, in all events, the board of directors shall endeavor such that the number of independent directors represent at least one-third of all directors.
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

These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. See Item 16G of Part II, “Corporate Governance—Independence of the directors on the board of directors”. The Bank currently complies with this requirement.
Certain powers of the board of directors
The actions of the members of the board are limited by Spanish law and certain general provisions contained in our By-laws. For instance, Article 57 of our By-laws states that the directors will be liable to Santander, to our shareholders and to our corporate creditors for any damages that they may cause by acts or omissions which are contrary to law or to the By-laws or by acts or omissions contrary to the duties inherent in the exercise of their office.
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
According to our By-laws, unpaid subscription amounts on partially paid-up shares shall be paid up by the shareholders at the time determined by the board of directors, within five years of the date of the resolution providing for the capital increase. The manner and other details of such payment shall be determined by the resolution providing for the capital increase. Without prejudice to the effects of default as set forth by law, any late payment of unpaid subscription amounts shall bear, for the benefit of the Bank, such interest as is provided by law in respect of late payments, starting from the day when payment is due and without any judicial or extra-judicial demand being required. In addition, the Bank shall be entitled to bring such legal actions as may be permitted by law in these cases.
Our current By-laws provide that the members of the board of directors are entitled to receive compensation for performing the duties entrusted to them by reason of their appointment, to be paid as a share in profits and by-law mandated compensation. This compensation has two components: an annual retainer and attendance fees. Attendance fees must be paid in advance on account of the profits for the fiscal year. The specific amount payable to each of the directors will be determined by the board of directors, taking into consideration the positions held by each director on the board and their membership in and attendance at the meetings of the various committees. The aggregate amount of the compensation for performing the duties entrusted to the directors by reason of their appointment is equal to one percent of Santander’s profit for the fiscal year, provided, however, that the board may resolve that such percentage be reduced in those years in which the board deems it justified.
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

C. Material contracts
During the past two years, the Bank was not a party to any contract outside its ordinary course of business that was material to the Group as a whole, except as disclosed in Item 4 of Part I, “Information on the Company—A History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations—ABN AMRO Holding N.V. (“ABN AMRO”)” and Item 4 of Part I, “Information on the Company—A History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations—Sovereign Bancorp, Inc. (“Sovereign”)”.
D. Exchange controls
Restrictions on Foreign Investments
Under present regulations, foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation on the amount other than applicable taxes. See “—Taxation”. On July 4, 2003, Law 19/2003 was approved which updates Spanish exchange control and money laundering prevention provisions, by recognizing the principle of freedom of the movement of capital between Spanish residents and non residents. The law establishes procedures for the declaration of capital movements for purposes of administrative or statistical information and authorizes the Spanish Government to take measures which are justified on grounds of public policy or public security. It also provides the mechanism to take exceptional measures with regard to third countries if such measures have been approved by the European Union or by an international organization to which Spain is a party. The Spanish stock exchanges and securities markets are open to foreign investors. Royal Decree 664/1999, on Foreign Investments (April 23, 1999), established a new framework for the regulation of foreign investments in Spain which, on a general basis, will no longer require any prior consents or authorizations from authorities in Spain (without prejudice to specific regulations for several specific sectors, such as television, radio, mining, telecommunications, etc.). Royal Decree 664/1999 requires notification of all foreign investments in Spain and liquidations of such investments upon completion of such investments to the Investments Registry of the Ministry of Economy and Finance, strictly for administrative statistical and economical purposes. Only investments from “tax haven” countries (as they are defined in Royal Decree 1080/1991), shall require notice before and after performance of the investment, except that no prior notice shall be required for: (1) investments in securities or participations in collective investment schemes that are registered with the CNMV, and (2) investments that do not increase the foreign ownership of the capital stock of a Spanish company to over 50%. In specific instances, the Counsel of Ministers may agree to suspend, all or part of, Royal Decree 664/1999 following a proposal of the Minister of Economy and Finance, or, in some cases, a proposal by the head of the government department with authority for such matters and a report of the Foreign Investment Body. These specific instances include a determination that the investments, due to their nature, form or condition, affect activities, or may potentially affect activities relating to the exercise of public powers, national security or public health. Royal Decree 664/1999 is currently suspended for investments relating to national defense. Whenever Royal Decree 664/1999 is suspended, the affected investor must obtain prior administrative authorization in order to carry out the investment.
E. Taxation
The following is a discussion of the material Spanish and US federal income tax consequences to you of the ownership and disposition of the ADSs or shares.
The discussion of Spanish tax consequences below applies to you only if you are a non-resident of Spain and your ownership of ADSs or shares is not effectively connected with a permanent establishment or fiscal base in Spain and only if you are a US resident entitled to the benefits of the Convention Between the United States and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”).
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
Taxation of dividends
Under Spanish law, dividends paid by a Spanish resident company to a holder of ordinary shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to Spanish Non-Resident Income Tax at an 18% rate.
In addition, according to Spanish Non Resident Income Tax Law, if you are resident in the European Union or at a country with which there is an effective exchange of information for tax purposes as defined in Spanish Law 36/2006 and you do not operate in Spain through a permanent establishment, dividends up to 1,500 euros, considering all Spanish source dividends you may obtain in the calendar year, are exempt from Spanish taxation. However, Spanish withholding tax will nevertheless be required to be deducted from the gross amount of the dividends, and you will have to seek a refund of such withholding taxes from the Spanish tax authorities, following the standard refund procedure described below.
We will levy an initial withholding tax on the gross amount of dividends at an 18% tax rate, following the procedures set forth by the Order of April 13, 2000. However, under the Treaty and subject to the fulfillment of certain requirements, you may be entitled to a reduced rate of 15%.
To benefit from the Treaty’s reduced rate of 15%, you must provide our depositary, JPMorgan Chase, with a certificate from the United States Internal Revenue Service (the “IRS”) stating that to the knowledge of the IRS, you are a resident of the United States within the meaning of the Treaty. The IRS certificate is valid for a period of one year.
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
Spanish refund procedure
According to Spanish Regulations on Non-Resident Income Tax, approved by Royal Decree 1776/2004, dated July 30, 2004, as amended, a refund of the amount withheld in excess of the rate provided by the Treaty can be obtained from the relevant Spanish tax authorities. To pursue the refund claim, if you are a US resident entitled to the benefits of the Treaty, you are required to file all of the following:
•	a Spanish 210 Form,

•	the certificate referred to in the preceding section, and

•	evidence that Spanish non-resident income tax was withheld with respect to you.
The refund claim must be filed within four years of the date on which the withheld tax was collected by the Spanish tax authorities. You are urged to consult your own tax advisor regarding refund procedures and any US tax implications of refund procedures.

Taxation of capital gains
Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. For Spanish tax purposes, income obtained by you if you are a US resident from the sale of ADSs or shares will be treated as capital gains. As of January 1, 2007, Spanish non-resident income tax is currently levied at an 18% tax rate on capital gains obtained by persons not residing in Spain for tax purposes who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation.
Notwithstanding the above, capital gains derived from the transfer of shares on an official Spanish secondary stock market by any holder who is a resident of a country that has entered into a treaty for the avoidance of double taxation with Spain containing an “exchange of information” clause will be exempt from taxation in Spain. In addition, under the Treaty, capital gains realized by you upon the disposition of ADSs or shares will not be taxed in Spain provided you have not held, directly or indirectly, 25% or more of our stock during the twelve months preceding the disposition of the stock. You are required to establish that you are entitled to this exemption by providing to the relevant Spanish tax authorities an IRS certificate of residence in the United States, together with the appropriate Spanish tax form, not later than 30 days after the capital gain was realized.
Spanish wealth tax
Individuals not residing in Spain who hold shares or ADSs located in Spain are subject to the Spanish wealth tax (Spanish Law 19/1991), which imposes a tax on property located in Spain on the last day of any year. The Spanish tax authorities may take the view that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. However, Law 4/2008, dated December 23, 2008, has amended the Spanish wealth tax law, introducing a 100% tax rebate and eliminating the obligation to file any form. Consequently, no obligation for this tax arises for non resident individuals holding shares or ADSs on December 31, 2008.
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
US Tax Considerations
The following summary describes the material US federal income tax consequences of the ownership and disposition of ADSs or shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The summary applies only to US Holders (as defined below) that hold ADSs or shares as capital assets for tax purposes and does not address special classes of holders, such as:
•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities that use a mark-to-market method of tax accounting;

•	holders holding ADSs or shares as part of a hedge, “straddle”, conversion transaction or integrated transaction;

•	holders whose “functional currency” is not the US dollar;

•	holders liable for the alternative minimum tax;

•	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	holders that own or are deemed to own 10% or more of our voting shares;

•	persons who acquired our ADSs or shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons holding ADSs or shares in connection with a trade or business outside the United States.
If an entity that is classified as a partnership for US federal income tax purposes holds shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular US federal income tax consequences of holding and disposing of the shares or ADSs.
The summary is based upon tax laws of the United States including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein possibly with retroactive effect. In addition, the summary is based on the Treaty and is based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement or any other related document will be performed in accordance with its terms. US Holders are urged to consult their own tax advisers as to the US, Spanish or other tax consequences of the acquisition, ownership and disposition of ADSs or shares in their particular circumstances.
As used herein, a “US Holder” is, for US federal income tax purposes, a beneficial owner of ADSs or shares that is:
(i)	a citizen or resident of the United States;

(ii)	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision thereof; or

(iii)	an estate or trust the income of which is subject to US federal income taxation regardless of its source.
In general, for US federal income tax purposes, US Holders of ADSs will be treated as the owners of the underlying shares represented by those ADSs. Accordingly, no gain or loss will be recognized if a US Holder exchanges ADSs for the underlying shares represented by those ADSs.
The US Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary (“pre-release”), or intermediaries in the chain of ownership between US holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by US holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Spanish taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by these parties or intermediaries.

Taxation of Distributions
Subject to the discussion of the passive foreign investment company rules below, to the extent paid out of our current or accumulated earnings and profits (as determined in accordance with US federal income tax principles), distributions, including the amount of any Spanish withholding tax, made with respect to ADSs or shares (other than certain pro rata distributions of our capital stock or rights to subscribe for shares of our capital stock) will be includible in the income of a US Holder as foreign-source ordinary dividend income. Because we do not maintain calculations of our earnings and profits under US federal income tax principles, it is expected that distributions generally will be reported to US Holders as dividends. These dividends will be included in a US Holder’s income on the date of the US Holder’s (or in the case of ADSs, the depositary’s) receipt of the dividend, and will not be eligible for the “dividends received deduction” generally allowed to corporations receiving dividends from domestic corporations under the Code. The amount of the distribution will equal the US dollar value of the euros received, calculated by reference to the exchange rate in effect on the date that distribution is received (which, for US Holders of ADSs, will be the date that distribution is received by the depositary), whether or not the depositary or US Holder in fact converts any euros received into US dollars at that time. If the dividend is converted into US dollars on the date of receipt, a US Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. A US Holder may have foreign currency gain or loss if the dividend is converted into US dollars after the date of receipt. Any gains or losses resulting from the conversion of euros into US dollars will be treated as ordinary income or loss, as the case may be, of the US Holder and will be US-source.
Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, under current law, dividends paid to certain non-corporate US holders in taxable years beginning before January 1, 2011 will be taxed at favorable rates, up to a maximum rate of 15%. Non-corporate holders should consult their own tax advisers to determine the implications of the rules regarding this favorable rate in their particular circumstances.
Subject to certain generally applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the US Treasury, a US Holder will be entitled to a credit against its US federal income tax liability for Spanish withholding taxes at the rate provided by the Treaty. Spanish income taxes withheld in excess of the rate applicable under the Treaty will not be elegible for credit against a U.S Holder’s federal income tax liability. See “Spanish tax considerations — Spanish refund procedures —” for a discussion of how to obtain amounts withheld in excess of the applicable Treaty rate. The limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Instead of claiming a credit, a US Holder may, at its election, deduct such otherwise creditable Spanish taxes in computing taxable income, subject to generally applicable limitations under US law.
A US Holder must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends. The rules governing foreign tax credits are complex and, therefore, US Holders are urged to consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.
Sale and Other Disposition of ADSs or Shares
Subject to the discussion of the passive foreign investment company rules below, gain or loss realized by a US Holder on the sale or exchange of ADSs or shares will be subject to US federal income tax as capital gain or loss (and will be long-term capital gain or loss if the US Holder held the ADSs or shares for more than one year) in an amount equal to the difference between the US Holder’s tax basis in the ADSs or shares and the amount realized on the disposition, in each case as determined in US dollars. Gain or loss, if any, will be US-source for foreign tax credit purposes. The deductibility of capital losses is subject to limitations. Long-term capital gain of a non-corporate US holder is generally taxed at a preferential rate.
Passive Foreign Investment Company Rules
We believe that we were not a “passive foreign investment company” (“PFIC”) for US federal income tax purposes for the taxable year 2008. However, since our PFIC status depends upon the composition of our income and assets and the fair market value of our assets (including, among others, less than 25 percent owned equity investments) from time to time, and upon certain proposed Treasury Regulations that are not yet in effect but are proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year, any gain recognized by a US Holder on a sale or other disposition of ADSs or shares would be allocated ratably over the US Holder’s holding period for the ADSs or shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to all other taxable years would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to those taxable years. Further, any distribution in respect of ADSs or shares in excess of 125 percent of the average of the annual distributions on ADSs or shares received by the US Holder during the preceding three years or the US Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or shares.
In addition, if we are a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.
Information Reporting and Backup Withholding
Payment of dividends and sales proceeds that are made within the United States or through certain US-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the US Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the US Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder’s US federal income tax liability and may entitle the US Holder to a refund, provided that the required information is timely furnished to the IRS.
F. Dividends and paying agents
Not Applicable.
G. Statement by experts
Not Applicable.
H. Documents on display
We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the internet at http://www.sec.gov. The information contained on this website does not form part of the present paper.
I. Subsidiary information
Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk
Introduction
Our risk management activities involve the integrated qualification and quantification of the different types of risk (credit risk, operational risk, reputational risk and market risk) which are assumed by our business units in their activities.
We have divided this section into the following eight parts:
•	Corporate principles of risk management;

•	Corporate governance of the risk function;

•	Credit risk;

•	Operational risk;

•	Reputational risk;

•	Integral control of risk;

•	Adjustment to the new regulatory framework;

•	Economic capital;

•	Risk training activities; and

•	Market risk.
Part 1. Corporate principles of risk management
The vital importance for banks to have appropriate risk management was highlighted in 2008.
Quality management of risk is one of our hallmarks and thus a top priority in our business. For 150 years, we believe we have combined prudence in risk management with use of advanced risk management techniques, which we believe to have proven to be decisive in generating recurrent and balanced earnings, as well as creating shareholder value.
Our risk management is based on the following principles:
• Independence from the business areas. Matías R. Inciarte, the Group’s third vice-chairman and chairman of the board’s risk committee, reports directly to the executive committee and to the board.
• Support for business in achieving commercial goals by maintaining independence and the quality of risk. The organizational structure that manages risk is adapted to the commercial structure and ensures business and risk managers cooperate.
• Collective decision-making (including at the branch level). This ensures a variety of opinions are heard and results are not based on decisions made solely by individuals.
• Longstanding tradition of using tools for internal rating and scoring, such as risk adjusted return (RORAC), Value at Risk (VaR), economic capital, analysis of extreme scenarios, etc.
• Global focus through an integral treatment of all risk factors in all business units, and the utilization of economic capital as a homogeneous metric for the risk exposure and the basis for measuring management.

• Set and achieve medium-low risk profiles as a target, and maintain their low volatility and predictable nature through:
•	A high degree of risk diversification by limiting concentrations in customers, groups, sectors, products and geographic areas;

•	Maintaining a low degree of complexity in market activity; and

•	Continuous tracking of risks to prevent possible deterioration of portfolios by providing sufficient warning.
Risk management and control at Santander is structured around the following phases:
• Risk policies are formulated to reflect our risk management principles.
We have risk policies and procedures that constitute the regulatory framework. They are set forth in circulars, frameworks (previously Manuals of Risk Management Policies), and operating rules, through which risk activities and processes are regulated.
Under this regulatory framework, approved by senior risk management executives, the Corporate Risk Management Framework regulates the principles and standards for the general functioning of risk activities in Grupo Santander, based on organizational and management models.
The organizational model reflects the management structure and the function and governance of risks, as well as the regulatory framework, whereas the management model provides for (a) the basic pillars for risk management, (b) the channels for planning and setting objectives, (c) the process for drawing up budgets and risk limits, (d) the control of activities, (e) the information framework for managing risks for senior management and (e) the technological model.
One of the main features of this Corporate Risk Management Framework is that it paves the way for regulating, through a series of more specific frameworks, the functions emanating from the Directorate General of Risks.
• Risks are identified by reviewing and monitoring exposures, assessing new products and analyzing particular operations.
• Risks are measured using methodologies and models that have been widely tested and proven.
• The Group’s appetite for risks is quantified by setting global and specific limits for different types of risks, products, customers, groups, sectors and geographic areas.
• A complete series of reports are drawn up and distributed and reviewed on a daily basis by those responsible for the management of Santander at all levels.
• A system of risks control is executed to verify daily the extent to which our risk profile is in accord with the risk policies and limits established.
The Group has been using a series of techniques and tools for many years. Notable techniques and tools that were implemented ahead of time and in line with BIS II include:
• Internal rating and scoring models which, by assessing the various qualitative and quantitative components by client and operation, enable the probability of failure to be estimated first and, on the basis of estimates of severity, the expected loss.
• Economic capital, as the homogeneous metric of the risk assumed and the basis for measuring management.
• Return on Risk Adjusted Capital (RORAC), for pricing operations (bottom up) and analysis of portfolios and units (top down).

• Value at Risk (VaR) as an element of control and for setting the market risk limits of different trading portfolios.
• Analysis of scenarios and stress testing to complement the analysis of market and credit risk to assess the impact of alternative scenarios, including the impact on provisions and capital.
For these reasons, we are in accord with BIS II, which recognizes and supports the banking industry’s most advanced practices and has been anticipating these changes.
Publication of Bank of Spain’s Circular 3/2008 on determining and controlling the minimum equity of credit institutions made it possible for us to use these internal models to determine our regulatory capital. Given the medium-low risk profile of our businesses, which are very focused on retail banking with companies, SMEs and individuals, the Bank of Spain’s authorization to use internal models in the units of the parent bank, Banesto and Abbey, granted in the second quarter of 2008, enabled regulatory capital savings in Pillar I (which establishes the capital requirements for covering credit, market and operational risks) to be generated.
Over the next few years we will extend to the rest of our business units the use of internal models for calculating regulatory capital in accordance with a schedule agreed upon with our supervisor, and we will dedicate the necessary human and technological resources to it, so as to satisfy the demanding requirements of the Bank of Spain, which is responsible for validating these internal models.
Part 2. Corporate governance of the risks function
The risk committee is responsible for proposing to the board of directors the Group’s risk policy. The board is responsible for approving the policy under its powers of administration and supervision. Furthermore, the committee ensures that the Group’s activities are consistent with its risk tolerance level and it sets global limits for the main risk exposures, reviews them systematically and resolves operations that exceed the powers delegated to lower bodies.
The committee, which has executive functions and makes decisions based on the powers delegated by the board, is chaired by the third vice-chairman of the board and also has four other members of the Bank’s board.
The committee met 102 times during 2008, underscoring the importance that we give to risk management.
The main responsibilities of the board’s risk committee are to:
• Propose to the board the risk policy for the Group, which must, in particular, identify:
•	The different types of risk (operational, technological, financial, legal and reputational, among others) facing it;

•	The internal information and control systems used to control and manage these risks;

•	The level of risk that is considered acceptable; and

•	The measures envisaged to mitigate the impact of identified risks, in the event that they materialize.
• Systematically review exposures with the main customers, economic sectors, geographic areas and types of risk.
• Authorize the management tools and risk models, as well as be familiar with the results of the internal validation.
• Ensure that the Group’s actions are consistent with the previously decided risk tolerance level.

• Know, assess and monitor the observations and recommendations periodically formulated by the supervisory authorities.
• Resolve operations that are beyond the powers delegated to bodies immediately below, as well as the global limits of preclassification of economic groups or in relation to exposures by classes of risk.
The board’s risk committee delegates some of its powers to other risk committees, which are structured by geographic area, business and types of risk. Banesto, which is autonomously managed within our Group, administers its risks in coordination with the group’s policies, as defined by the executive committee.
Our risks function is conducted via two supervising bodies for risks, which are independent of the business areas, both from a hierarchical and functional standpoint. Both of them are directly linked to the board via the risk committee and the third vice-chairman (the most senior executive responsible for the Group’s risk management).
Our risk policy is focused on maintaining a medium-low and predictable risk profile, both in credit and market risk. Following is a description of the bank’s principal types of risk: credit, market, operational and reputational.

Part 3. Credit risk
3.1 Introduction to the treatment of credit risk
Credit risk is the possibility of losses stemming from the failure of our clients or counterparties to meet their financial obligations with us.
Our risks function is organized on the basis of the type of customer to distinguish between companies under individualized management and standardized customers.
• Those under individualized management are assigned, mainly because of the risk assumed, a risk analyst. This category includes companies of wholesale banking, financial institutions and companies of retail banking. Risk management is conducted through expert analysis backed up by tools to support decision-making based on internal models of risk assessment.
• Standardized customers refer to those who have not been specifically assigned a risk analyst. This category includes individuals, individual businessmen and retail banking companies that are not segmented. Management of these risks is based on internal models of assessment and automatic decisions.
3.2 Main magnitudes and evolution
Our credit risk profile is characterized by diversified geographic distribution and predominantly retail banking activity.
A. Global map of credit risk in 2008
The table below sets out the global credit risk exposure in nominal amounts (except for derivatives and repos exposure which is expressed in equivalent credit) at December 31, 2008.
Growth in lending slowed down in 2008, because of reduced demand. The nominal exposure to credit risk represented 21% of annual growth, particularly due to the outstanding risk in credit institutions and customers. Excluding Banco Real and Alliance & Leicester, growth was 5.5%.
Spain accounted for 46% of the nominal exposure to credit risk (reflecting an increase in 12% in absolute terms). Of note in the rest of Europe, which accounted for more than one-third of the credit exposure, is the presence in the UK which accounted for 25% of the total exposure. Overall, Europe accounted for 81% of the credit exposure.
Latin America contributed 18% of the credit exposure. Investment-grade countries accounted for 89% of the region’s exposure.
B. Changes in magnitudes in 2008
The changes in non-performing loans and the cost of credit, reflect the impact of the general deterioration of the economic environment in 2008 softened by prudent risk management, which kept the figures at reasonable levels. As a result, we maintained a significant level of coverage and generic provisions.
Our ratio of non-performing loans (NPLs) was 2.04% at the end of 2008, up from 0.95% at the end of 2007. NPL coverage was 90.6% compared to 150.6% at the end of 2007.
Specific provisions for loan losses, net of recoveries, amounted to €6,767 million, 0.99% of the average credit exposure with customers (the year’s average lending plus financial guarantees), up from 0.50% in 2007.

Grupo Santander: Risk, NPLs, coverage, provisions and cost of credit

	Credit risk						Spec. prov net of re-
	with customers (1)		NPL ratio		Coverage		covered write-offs (2)		Credit cost (3)
	(million euros)		(%)		(%)		(million euros)		(% of risk)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Continental Europe	368,509	358,933	2.31	0.90	90.0	188.1	3,201	1,042	0.89	0.30
Santander Branch Network	135,508	131,676	2.58	0.65	74.9	248.1	1,204	116	0.91	0.09
Banesto	87,925	86,601	1.64	0.47	106.5	332.9	450	72	0.53	0.09
Santander Consumer Finance	56,245	47,556	4.18	2.84	85.5	95.7	1,402	837	2.71	1.88
Portugal	34,760	32,178	1.72	1.25	77.2	117.4	7	(12)	0.02	0.04
UK	217,063	203,225	1.04	0.60	68.5	65.8	442	474	0.23	0.23
Latin America	112,040	84,073	2.95	1.87	108.3	134.4	3,067	1,527	3.00	1.99
Brazil	53,764	26,414	3.58	2.74	102.4	101.5	1,478	787	3.86	3.78
Mexico	13,482	15,012	2.41	1.20	132.1	192.2	879	452	5.44	2.91
Chile	18,848	19,198	2.64	2.11	102.4	118.5	350	121	1.73	0.67
Puerto Rico	4,810	5,067	6.92	3.17	61.0	101.7	138	111	2.84	2.08
Venezuela	5,241	4,452	1.93	0.98	125.6	371.3	116	21	2.48	0.53
Colombia	1,464	1,464	1.79	1.21	204.1	217.1	44	12	2.83	0.80
Argentina	3,271	2,898	1.83	1.24	178.6	235.9	49	20	1.54	0.68
Rest	(412)	3,110					57	90
Total Group	697,200	649,342	2.04	0.95	90.6	150.6	6,767	3,132	0.99	0.50
Memo item:
Spain	300,524	276,313	1.95	0.63	98.5	264.5	2,150	335	0.71	0.12
Data drawn up on the basis of management criteria. Memo item Spain 2008 on the basis of accounting criteria.

(1)	Includes gross loans to customers, guarantees and documentary credits.

(2)	Bad Debts recovered.

(3)	Excludes Banco Real and Alliance & Leicester.
C. Distribution of credit risk
The charts below show the credit risk diversification of our loans by countries and customer segments. We are present in more than 40 countries and are concentrated in their core markets.
Our profile comprises essentially retail (82.5%), and most products have a real guarantee (e.g. mortgages).
The distribution by geographic area and product in the segment of standardized risks is set out below (see definition of standardized risks in “Part 3. Credit risk. 3.1. Introduction to the treatment of credit risk”.

3.3 Metrics and measurement tools
A. Rating tools
Since 1993, we have been using our own models for assigning solvency and internal ratings, which measure the degree of risk of a client or transaction. Each rating corresponds to a certain probability of default or non-payment, except for some termed low default portfolios. We have around 200 internal rating models for risk admission and monitoring.
Global rating tools are used for the segments of sovereign risk, financial institutions and global wholesale banking. Their management is centralized in the Group, both for determining their rating, as well as for monitoring the risk. These tools provide a rating for each customer, based on balance sheet ratios or macroeconomic variables, and supplemented by an analyst’s expert view.
In the case of companies and institutions under individualized management, the Parent company of our Group has defined a single methodology for formulating a rating in each country, based on the same models as the previous ratings: quantitative or automatic (in this case analyzing the credit performance of a selection of customers and the correlation with their financial statements), qualitative or review by the analyst, and final adjustments. On the basis of the specific data of the customers of each unit, the rating model is developed at a corporate level and applied in a decentralized way, ensuring proximity to and knowledge of the customer.
The ratings accorded to customers are regularly reviewed, incorporating new financial information and experiences in the development of the banking relation. The regularity of the reviews increases in the case of clients who reach certain levels in the automatic warning systems and in those classified as “special watch”. The rating tools are also reviewed so that their accuracy can be fine-tuned.
In the case of Standardized Risks, both for transactions with companies as well as individuals, there are scoring tools which automatically assess the operations.
These admission systems are complemented by performance assessment models which allow better prediction of the risk assumed. They are used for both preventive activities, as well as for sales.
B. Parameters of credit risk
The assessment of a customer or operation, with ratings or scorings, constitutes a judgment of the credit quality, which is quantified via probability of default (“PD”).

As well as evaluating the customer, the quantitative analysis of the risk considers all aspects such as the period of the operations, the type of product and the guarantees. Not only does it take into account the probability of a customer failing to meet their contractual obligations (PD), but also it estimates the exposure at default (“EaD”) and the percentage of EaD that might not be recovered (loss given default or “LGD”).
These factors comprise the main credit risk parameters. Their combination enables the probable or expected loss (“EL”) to be calculated. This loss is considered an additional cost of the activity which reflects the risk premium and hence should be incorporated into the price of operations.
The following charts show the distribution of consumer loan and mortgage defaults since 2001 on the basis of the percentage recovered after discounting all the costs — including financial or opportunity — from the recovery process.
The risk parameters also calculate the regulatory capital in accordance with the rules of the new Basel Capital Accord (BIS II). The regulatory capital is the difference between the unexpected and the expected loss.
The unexpected loss provides the basis for calculating the capital and makes reference to a very high level of loss. But the loss is not very probable, not considered recurrent and must be tackled with equity.
Estimates of the risk parameters (PD, LGD and EaD) should be based on internal experience, i.e. on observations of defaults and experience in recovering these operations.
In portfolios where the internal experience of defaults is scant, such as banks, sovereigns or global wholesale banking, estimates of the parameters come from alternative sources such as market prices or studies of outside agencies which draw on the shared experience of a sufficient number of institutions. These portfolios are called low default portfolios.
For the rest of portfolios, estimates are based on the institution’s internal experience. In SMEs, balance sheet information is used not only to assign a rating, but to explain the probability of default. In retail portfolios, the PD is calculated by observing the NPL entries and putting them in relation to the scoring assigned to the operations.
The LGD calculation is based on the analysis of recoveries of past due transactions, considering not only revenues and costs associated to the collection process, but also the moment when these revenues and costs take place and all indirect costs linked to the collecting activity.
The estimation of the EaD comes from comparing the use of the lines committed at the moment of default and in a normal situation, in order to identify the real consumption of the lines at the time of default.

The estimated parameters are then assigned to operations in a normal situation (i.e. not in default). The assignment is different for the low default portfolios and for the rest. In the low default parameters, which are also the global management portfolios, the parameters are assigned in all units of the Group. A financial institution with a rating of 8.5 will have the same PD, regardless of the unit in which its exposure is recorded.
On the other hand, retail portfolios have specific scoring systems in each unit of the Group. This requires separate estimates and specific assignment in each case.
C. Master scale of ratings
To make the internal ratings of the various models — corporate, sovereign, financial institutions, etc. — comparable and therefore to be able to make comparisons with the ratings of external rating agencies, the Group has a master ratings scale.
The comparisons are established via the probability of default associated with each rating. These internally estimated probabilities are compared with the rates of default associated with external ratings, which are regularly published by rating agencies.
Master scale of ratings

		Equivalence with:
	Probability	Standard &	Equivalence with:
Internal rating	of Default	Poor’s	Moody’s

9.3	0.017%	AAA	Aaa
9.2	0.018%	AA+	Aa1
9.0	0.022%	AA	Aa2
8.5	0.035%	AA-	Aa3
8.0	0.06%	A+	A1
7.5	0.09%	A	A2
7.0	0.14%	A-	A3
6.5	0.23%	BBB+	Baa1
6.0	0.36%	BBB	Baa2
5.5	0.57%	BBB-	Baa3
5.0	0.92%	BB+	Ba1
4.5	1.46%	BB	Ba2
4.0	2.33%	BB/BB-	Ba2/Ba3
3.5	3.71%	BB-/B+	Ba3/B1
3.0	5.92%	B+/B	B1/B2
2.5	9.44%	B	B2
2.0	15.05%	B-	B3
1.5	24.00%	CCC	Caa1
1.0	38.26%	CC/C	Caa1/Caa2

The following chart shows the segmentation of the portfolio of medium sized companies of the Parent bank at December 31, 2008 on the basis of their ratings.
D. Distribution of EaD and EL associated
The table below sets out the distribution by segments of the credit exposure in terms of EaD. Approximately 75% of the total risk associated with clients (excluding sovereign and counterparty risks) corresponds to SMEs and loans to individuals, underlining the retail focus of our business and our risks. The expected loss from customer exposure is 1.05%, or 0.89% of our total loan exposure, which can be considered a medium-to-low risk profile.
Segmentation of credit risk exposure

Million euros	EAD (*)%		Average PD	Average LGD	EL
Sovereign	61,644	7.05%	0.10%	12.4%	0.01%
Counterparty	70,604	8.08%	0.19%	50.1%	0.09%
Public sector	1,736	0.20%	0.72%	21.9%	0.16%
Corporate	181,968	20.82%	0.94%	31.5%	0.30%
SMEs	148,249	16.97%	4.36%	29.7%	1.29%
Mortgages (individuals)	259,021	29.64%	3.26%	7.4%	0.24%
Consumer loans	106,459	12.18%	5.55%	55.2%	3.07%
Credit cards	18,226	2.09%	10.34%	61.0%	6.31%
Other assets	25,900	2.96%	1.90%	43.8%	0.83%
Promemoria customers (1)	715,659	81.9%	3.41%	30.7%	1.05%
Total	873,807	100.00%	2.87%	31.0%	0.89%

(1)	Excluding sovereign, counterparty and other assets.

Excludes doubtful assets and bad loans.

3.4. Loss observed: measurements of credit cost
In addition to using these advanced models (their figures are shown in the Part 8 section on Economic Capital of this Item II), other ordinary measures are employed which provide prudent and effective management of credit risk on the basis of the loss observed.
Our cost of credit is measured by various means: change in net entries (final doubtful loans - initial doubtful loans and write offs — recovered write offs), net loan-loss provisions (specific provisions — recovered write-offs) and net write-offs (write-offs — recovered write-offs).
The three indicators measure the same reality and, consequently, converge in the long term, although they represent successive moments in credit cost measurement: flows of non-performing loans (non-performing loans management variation, NPLMV), coverage of doubtful loans (net loan-loss provisions, NLLPs) and write-offs (net write-offs), respectively. The three indicators, however, show differences at certain times, which are particularly significant at the start of a change of cycle. These differences are due to the different moments at which the losses are calculated, which are basically determined by accounting rules. (For example, mortgages have a calendar of coverage and become write-offs more “slowly” than consumer loans). In addition, the analysis can be complicated by changes in the policy of coverage and entry into write-offs, composition of the portfolio, doubtful loans of entities acquired, changes in accounting rules, sale of portfolios, etc.

The following charts reflect the cost of our credit risk in our main areas of activity in 2008 and prior years, measured in various ways:
The general trend over the past few years has been to maintain the cost of our credit at low levels. In 2008, there was a rise in the cost of credit due to the economic downturn and growth in retail profiles which, with a higher expected loss, have higher levels of direct return (financial margin less cost of provisions) and indirect return (induced business), and greater attractiveness because of the more predictable nature of this type of risk.
3.5 Credit risk cycle
Risk management consists of evaluating and controlling the risks incurred by the Group’s operations. The risk evaluators and senior management are involved in this process.
The process emanates from senior management, via the board of directors and the risk committee; they set the risk policies and procedures, the limits and delegation of powers, and approve and supervise the framework of the risks function.

The risk cycle has three phases:
• Pre-sale: Includes the planning and setting of objectives, determining the appetite for risk, approving new products, studying the risk and rating loans, and establishing limits.
• Sale: Covers the phase of decision-making both for operations under pre-classification, as well as one-off transactions.
• After sale: Comprises monitoring, measurement, control and recovery management.
A. Planning and setting limits
Setting limits is a dynamic process which identifies our risk appetite by discussing business proposals and passing judgments on risks.
The global plan of limits was drawn up on the basis of consensus and provides management of the balance sheet and of the inherent risks, and establishes the risk appetite in the various factors.
The limits are based on two structures: customers/segments and products.
The most basic level is the customer and when certain features are present — generally of relative importance — an individual limit (pre-classification) is set.
A pre-classification model based on a system for measuring and monitoring economic capital is used for large corporate groups. A more simplified version is used for those companies that meet certain requirements (such as high knowledge, rating, etc).
In the sphere of standardized risk, the planning and setting of limits is done through credit management programs (CMPs), a document reached by consensus between the business and risk areas and approved by the risk committee(s) delegated by it. The CMPs set out the expected results of business in terms of risk and return, as well as the limits to which the activity is subject and the management of the associated risks.
B. Risk study and process of credit rating
The study of risk is obviously a prior requirement for authorizing transactions with customers.
It consists of analyzing the capacity of the counterparty to meet its contractual obligations with the Bank. This entails analyzing the customer’s credit quality, risk operations, solvency and return in accordance with the risk assumed.
The risk study is carried out every time there is a new customer or operation, or when there is a pre-established routine, depending on the segment. In addition, the rating is reviewed every time there is an alert or a matter that affects the counterparty/operation.
C. Decisions on transactions
The purpose of the decision-making process is to analyze and resolve transactions, taking into consideration both the risk appetite as well as those factors that are relevant in the search for the appropriate balance between risk and return.
We have been using RORAC methodology (return on risk adjusted capital) since 1993 to analyze and set prices for operations and businesses.
D. Monitoring and control
In addition to the tasks carried out by the Internal Auditing Division, the directorate general of risk controls credit quality, through local and global teams, by monitoring the risks and devoting the resources and specific people to handle it.

The monitoring is based on a continuous process of permanent observation, which enables incidents in the areas of operations, customers etc, to be detected in advance in order that steps can be taken to remediate them. The monitoring is conducted on the basis of customer segmentation.
We have a system called companies in special watch (FEVE) which identifies four levels on the basis of the degree of concern arising from the circumstances observed (extinguish, secure, reduce, monitor). The inclusion of a company in FEVE does not mean there have been defaults, but rather reflects the advisability of adopting a specific policy toward that company. Clients in FEVE are reviewed at least every six months, or every quarter for the most serious cases. A company can end up in special watch as a result of monitoring, a review conducted by internal auditing, a decision of the person responsible for the company, or the entry into functioning of the system established for automatic warnings.
Ratings of risk balances according to the FEVE monitoring system

	Extinguish	Secure	Reduce	Monitor	Total

Retail banking Spain SAN	2,767	1,592	8,061	11,490	23,910
Banesto	3,886	627	2,617	9,365	16,495
Portugal	218	111	530	1,139	1,998
Latin America	459	147	1,083	4,054	5,743

Total	7,330	2,477	12,291	26,048	48,146

Million of euros at December 2008

Note: excluding Banco Real and Alliance & Leicester
Ratings are reviewed at least every year, but they are done more regularly if weaknesses are detected or on the basis of the rating.
Regarding the risks of standardized clients, the main indicators are monitored in order to detect shifts in the performance of the loan portfolio with respect to the forecasts made in the credit management programs.
Analysis of our Group’s main mortgage portfolios
Mortgage portfolios of Spain and Abbey are particularly noteworthy within the standardized risks because of their importance in the Group’s total lending portfolio.
The performance of these portfolios was affected by the economic downturn, which reduced demand for loans. The following charts show the significant decline in 2008 in the number of requests for mortgages in the portfolio of individuals of Spain (Parent bank), particularly during the second half of the year. In this context, the Group continued to apply its admission criteria and policies, with a rate of authorization that remained at around 75%.

In the Spanish market, the non-performing loan ratio in mortgages was 2.02% in 2008.
The chart below shows the default rate by the number of mortgage loans for individuals, granted in Spain each year (vintages) until maturity.
The medium-low risk profile of the portfolio enables one to envisage the relatively low impact at Group level and a low final estimated loss, due to the existence of real guarantees. The portfolio, and thus its risk profile, mainly comprises first homes, with an average loan to value (“LTV”) of 54% and an affordability rate in admission of 30%.
Residential mortgages account for 27.8% of total credit risk in Spain, with LTV of less than 80% for 85% of the portfolio.
Mortgage Portfolio Spain
Million euros

December 2008	Portfolio	%
Residential mortgages	79,119	27.8%*
First home	75,962	96%
Second home and others	3,157	4%

*	On the total portfolio in Spain

Abbey’s mortgage portfolio is focused on first home mortgages, with a high risk in terms of loan to value (average value of 51%). The mortgages with the highest risk profile (buy-to-let) account for a small percentage of the total (barely 1%).
Mortgage portfolio United Kingdom
Million euros

December 2008	Portfolio	%
Residential mortgages	121,216	79.6%*
First time buyer (1)	17,649	14.6%
Mover (2)	46,062	38.0%
Remortgage (3)	57,505	47.4%

*	On Abbey’s total portfolio

(1)	First time buyer: customers who buy a home for the first time.

(2)	Mover: customers who change home with or without change in the bank that granted the mortgage.

(3)	Remortgage: customers who transfer their mortgage from another bank.

Loans for real estate development
Among our portfolios, the portfolio of loans to finance the building of homes (real estate developers) suffered to a greater extent because of the economic downturn. Its relative share in total Group lending, however, is low and most of it is in Spain. Our risks policies stipulate that the clients of these operations are clearly identified and have experience.
At the end of 2008, this portfolio in Spain (€13,462 million) accounted for less than 2% of our total portfolio.
Mortagages for real state developers
Figures in million of euros

	December 06	December 07	December 08
Santander	7,587	8,765	8,346
Banesto	4,118	5,401	5,116

Total	11,705	14,166	13,462
Its NPL ratio was 4.82%, higher than the Group’s overall average and reflected the sector’s situation.
At the end of 2008, the portfolio of loans for real estate development was distributed as follows:
• Development completed and with the final certificate of work: 32.99% of outstanding risk.
• Developments more than 75% completed: 22.96% of outstanding risk.
• The rest of the portfolio (44.05%) developments were in various stages of completion. Developments 25% or less completed account for only 8.6% of the portfolio.
These figures show that our portfolio of mortgage loans for real estate development in Spain evolved favorably regarding completion progress, with 55% of transactions underway and with the risk of construction already overcome or close to it.
There is a technical unit specialized in monitoring and controlling this type of risk for all the developments under construction and in addition to the tracking conducted by the Group’s risk teams: it is responsible for monitoring progress in construction and meeting plans, control of sales, validation and control of disbursements by certifications.
Acquisition of property assets (Spain)
One of the mechanisms adopted in Spain for efficient management of risk is the acquisition of property assets. These purchases, as opposed to the traditional system of initiating legal proceedings, are mainly explained by:
• The length of legal proceedings as against the immediate availability of these assets.
• Cost savings compared with legal procedures.
• Their ability to facilitate the viability of companies as liquidity is injected into their activity.
• The reduction in the possible loss of value in the loans of these clients; and
• The reduction in the exposure of the expected loss.
The target clients of these acquisitions are companies who could be affected by legal proceedings and the value of the loans to them.
• The volumes acquired in 2008 which accounted for €3,768 million.

• The distribution to the Santander Branch Network and Banesto, amounting to €2,634 million and €1,134 million, respectively.
• The average price of acquisition which is 10% below the market.
We should also point out that the entire process is carried out with an appropriate policy of provisions (initial provision constituted of 10%). In cases where the appraised value of the assets is lower than the purchase price, a provision is constituted for an amount that covers the difference. The value of these assets is assessed every year to guarantee an appropriate level of provisions.
It is important to point out that this policy of acquisitions is to achieve a higher level of guarantees, as risk cancellations have been made in which 30% of them did not have tangible guarantees.
As well as the usual structure for management of these assets, specialized structures were created to manage and sell properties so that these assets can be treated more efficiently. Foreclosed properties have already begun to be sold.
Analysis of scenarios
Regular stress testing is carried out to monitor and control portfolios. Analysis of scenarios is an important tool for measuring the sensitivity of a portfolio’s value to changed circumstances in the environment. On the basis of factors such as interest rates, the unemployment rate and housing prices, we can verify whether the levels of generic provisions are sufficient in relation to the estimated effects in the stress tests.
Control function
The management process is also aided during the various phases of the risk cycle by the function of control. This provides a global vision of our portfolio of loans with sufficient level of detail, hence enabling the current risk position and its evolution to be assessed.
The control function is conducted by assessing risks from various perspectives. The main elements of control are divided by countries, business areas, management models, products and processes. This allows specific attention to be devoted to specific areas.
In 2006, under the corporate framework established in the Group for complying with the Sarbanes-Oxley Act of 2002, a tool was created in our intranet to document and certify all sub processes, operational risks and controls that mitigate them. The Risk Division, which is part of the Group, evaluates every year the efficiency of internal control of its activities.
E. Recovery activity
Our recovery management is a strategic and integral business activity. We have a global model which is applied and executed locally and takes into account the business features in each sphere.
The purpose of recovery activity is to:
• Obtain payment and regularization of the pending balances so that an account returns to its normal state; if this is not possible the objective is total or partial recovery of debts, in any of the accounting or management situations in which they find themselves; and
• Maintain and strengthen our relations with the customer and improve the payment performance.
Clients in this process are segmented (massive or standardized and those under individualized management) with specific management models in each case, in accordance with specialization criteria.
This segmented recovery management has various phases: preventative management, management of irregular customers and of non-performing loans, and write-offs which also have specific models, structures and strategies. This management is shared with other business areas.

The segment for massive customers uses multi channel systems and then personalized management, in accordance with specific rules which take into account, among other issues, the market’s situation, products in non-compliance, etc.
The segment of individually managed customers has specialized staff.
The management models are proactive and are generally automated, thereby facilitating the generation of standardized work flows, “industrial” management methods and personalized treatment.
We have internal and external structures to tend to management needs and execute monthly capacity plans and regular training. The tools at its disposal facilitate management and solutions for customers.
Given the current situation, we further strengthened these structures with the creation of the Business Unit of Recoveries within the Santander Branch Network which, under the Bank’s criteria, policies and guidelines, and together with the Risk Division, carries out an integral focus of the management of nonperforming loans in all customer segments.
3.6 Other standpoints of credit risk
There are spheres and/or specific points in credit risk that deserve specialized attention and which complement global management.
A. Risk concentration
Risk concentration, within the sphere of credit risk, is a fundamental element of management. We continuously track the degree of concentration of our credit risk portfolios using various criteria: geographic areas and countries, economic sectors, products and groups of clients.
The board’s risk committee establishes the policies and reviews the appropriate exposure limits to appropriately manage the degree of concentration of credit risk portfolios.
We are subject to the Bank of Spain regulation on large risks. In accordance with Circular 3/2008, no individual or economic group exposure, including all types of credit risks and equities, can exceed 25% of the Group’s stockholders’ equity. Also, the total large risks (those that exceed 10% of eligible stockholders’ equity) cannot exceed equity by more than eight times (excluding exposures to OECD governments and central banks).
At December 31, 2008, there was no economic group with whom the Group had an exposure classified as a large risk. The largest exposure represented 8.7% of equity (35% of the limit) and corresponded to a Spanish company with an internal rating equivalent to A-.
At December 31, 2008, the 20 largest economic and financial groups, excluding AAA Governments and sovereign securities denominated in local currency, represented 8.2% of the outstanding credit risk of our clients (lending plus guarantees).

The distribution of the portfolio of companies by sectors is also diversified. The chart below shows the distribution of our different units (excluding Banesto) in European Union countries.

Risk distribution by sector

Real estate activity	8%
Transport and communications	4%
Other manufacturing industries	4%
Food, drink and tobacco	3%
Individuals	53%
Construction and public works	6%
Commerce and repairs	4%
Electricity, gas and water production and distribution	3%
Rest	15%

Rest includes sectors with concentration below 2%.
The Group’s Risk Division works closely with the financial division to actively manage credit portfolios. Its activities include reducing the concentration of exposures through various techniques such as using credit derivatives and securitization to optimize the risk-return relation of the whole portfolio.
B. Credit risk by activities in financial markets
This section covers credit risk generated from treasury activities with clients, comprising mainly credit institutions. This is developed through financing products in the money market with different financial institutions, as well as through derivatives.
Risk is controlled through an integrated system and in real time which tells us the exposure limit available with any counterparty, in any product and maturity and in all our units.
Risk is measured by its prevailing market as well as potential value (value of risk positions taking into account the future variation of underlying market factors in contracts). The equivalent credit risk (“ECR”) is the net replacement value plus the maximum potential value of these contracts in the future. The capital at risk or unexpected loss is also calculated (i.e. the loss which, once the expected loss is subtracted, constitutes the economic capital, net of guarantees and recovery).
The total exposure to credit risk from activities in the financial markets was 70.4% with credit institutions. By product type, the exposure to derivatives was 52.3%, comprising mainly products without options, and it was 47.7% for liquidity products and traditional financing.
Derivative transactions are concentrated in high credit quality counterparties; 68.9% of risk with counterparties has a rating equal to or more than A-. The total exposure in 2008 in terms of equivalent credit risk amounted to €29,549 million.

Distribution of risk in OTC derivatives
by type of counterparty

AAA	2.4%
AA	29.8%
A	36.6%
BBB	20.5%
BB	7.2%
B	0.3%
Rest	3.1%

The distribution of risk in derivatives by the type of counterparty is as follows: 52% with banks, 34% with large companies and 11% with SMEs.
On the geographic distribution of risk, 18% lies with Spanish counterparties, 15.5% with UK counterparties (mainly Abbey’s operations), approximately 28% with the rest of Europe, approximately 13% the US and 21% Latin America.

OTC derivatives distribution by net replacement value and equivalent credit risk*
Million euros

	Total ECR			Total net replacement value
	Trade	Hedge	Total	Trade	Hedge	Total
CDS protection acquired	1,685	1,245	2,930	10,621	1,447	12,068
CDS protection sold	2	0	2	(10,490)	(185)	(10,675)
CDS options	0	103	103	0	437	437
Total Credit Derivatives	1,687	1,348	3,035	131	1,699	1,829

Equity forwards	1	242	243	0	235	235
Equity options	764	2,119	2,843	353	(490)	(136)
Equity swaps	0	557	557	0	119	119
Equity spot	0	0	0	0	0	0
Total Equity Derivatives	765	2,918	3,682	353	(135)	218

Fixed-income forwards	3	0	3	0	0	0
Fixed-income options	0	0	0	0	0	0
Fixed-income spot	0	0	0	0	0	0
Total Fixed Income Derivatives	3	0	3	0	0	0

Asset swaps	975	2,536	3,511	549	1,021	1,570
Exchange-rate options	369	113	482	177	(23)	154
Exchange-rate swaps	2,152	8,431	10,584	(742)	1,743	1,001
Other exchange-rate derivatives	4	0	4	1	0	1
Total Exchange Rates	3,500	11,080	14,581	(15)	2,740	2,726

Asset swaps	0	284	284	0	77	77
Call money swaps	453	74	527	(145)	(264)	(409)
IRS	9,653	4,790	14,443	(165)	1,178	1,014
Forward interest rates	18	134	152	(7)	11	4
Other interest-rate derivatives	537	512	1,049	192	(725)	(533)
Interest rate structures	562	185	748	309	(43)	267
Total Interest-Rate Derivatives	11,223	5,979	17,202	185	234	418

Commodities	0	138	138	0	143	143
Total commodity derivatives	0	138	138	0	143	143

Total OTC derivatives	17,178	21,463	38,640	654	4,681	5,335

Collateral	(361)	(8,730)	(9,091)

Total	16,816	12,732	29,549

*	Excluding Banesto, Banco Real and Alliance & Leicester

Notional OTC derivative products by maturity*
Million euros

	< 1 year	1-5 years	5-10 years	> 10 years	Total
CDS protection acquired	33	950	218	1,728	2,930
CDS protection sold	0	(2)	4	0	2
CDS options	0	1	4	99	103
Total Credit Derivatives	33	949	226	1,826	3,035

Equity forwards	193	50	0	0	243
Equity options	694	2,008	150	30	2,883
Equity swaps	127	63	367	0	557
Equity spot	0	0	0	0	0
Total Equity Derivatives	1,013	2,122	517	30	3,682

Fixed-income forwards	3	0	0	0	3
Fixed-income options	0	0	0	0	0
Fixed-income spot	0	0	0	0	0
Total Fixed Income Derivatives	3	0	0	0	3

Asset swaps	2,813	586	27	85	3,511
Exchange-rate options	285	193	4	0	482
Exchange-rate swaps	2,439	3,111	2,849	2,185	10,584
Other exchange-rate derivatives	3	1	0	0	4
Total Exchange Rates	5,540	3,891	2,880	2,271	14,581

Asset swaps	4	52	30	197	284
Call money swaps	231	291	3	2	527
IRS	533	3,979	3,286	6,644	14,443
Forward interest rates	152	0	0	0	152
Other interest-rate derivatives	15	407	122	505	1,049
Interest rate structures	63	510	55	119	748
Total Interest-Rate Derivatives	998	5,239	3,497	7,468	17,202

Commodities	39	86	13	0	138
Total Commodity Derivatives	39	86	13	0	138

Total OTC Derivatives	7,625	12,287	7,133	11,595	38,640

Collateral					(9,091)

Total					29,549

*	Excluding Banesto, Banco Real and Alliance & Leicester

Activity in credit derivatives
We use credit derivatives to cover loans, and within trading operations. The volume of this activity is small compared to that of our peers and, moreover, is subject to strong internal controls and the minimization of operational risk.
The risk of these activities is controlled via a broad series of limits such as VaR, nominal by rating, sensitivity to the spread by rating and name, sensitivity to the rate of recovery and to correlation. Jump-to-default limits are also set by geographic area, sector and liquidity.
At December 31, 2008, for the Group’s trading activity, the sensitivity of lending to increases in spreads of one basis point was €820,000, and the average VaR during the year was €9.4 million.
In notional terms, the position in CDS incorporates €118,345 million of acquired protection and €109,911 million of sold protection.
C. Country risk
Country risk is a credit risk component in all cross-border credit operations for circumstances different from the usual commercial risk. Its main elements are sovereign risk, the risk of transfer and the other risks arising from international financial activity (such as wars, natural disasters, balance of payments crisis, etc).
The exposure susceptible to country-risk provisions at the end of 2008 was €5,422 million, of which €1,967 million corresponded to intragroup operations. At the end of 2007, the total country risk in need of provisions was €916 million, €4,506 million less than in 2008. See Item 4 of Part I, “Information on the Company—B. Business overview—Country—Risk Outstandings”.
These increases were largely due to the inclusion of transactions with Brazilian clients as a result of the acquisition of ABN/Banco Real. Trade finance accounts for 90% of this portfolio, with a similar distribution between intragroup and third parties.
D. Sovereign risk
As a general rule, sovereign risk is that contracted in transactions with a central bank (including the regulatory cash reserve requirement), the issuer risk of a state (portfolio of state debt) and that arising from operations with public institutions with the following features: their funds only come from institutions directly integrated into the state sector; and their activities are of a non-commercial nature.

At December 31, 2008, excluding Banesto, the euro zone accounted for 50.3% of total risk, Latin America 48.6% and others 1.1%. Of note in the European Union were Spain (comprising 35.7% of the total), the UK (comprising 11.1%), and in Latin America, Brazil (comprising 27.6%) and Mexico (comprising 11.9%). The increase over the end of 2007 was around 26%, mainly as a result of incorporation of Banco Real in Brazil and ABN AMRO in Uruguay, as well as the increased positions in Europe.
Latin America’s exposure to sovereign risk mainly comes from the obligations to which our subsidiary banks are subject to maintain certain deposits in the corresponding central banks as well as from fixed-income portfolios maintained as part of the structural interest rate risk management strategy. These exposures are in local currency and are financed by locally captured customer deposits, also denominated in local currency. The exposures to sovereign risk of Latin American issuers denominated in currencies other than the official one of the country of issue amounted to €4,900 million (with 13% of total sovereign risk borne by the Latin American issuers).
E. Environmental risk
One of the main aspects of the Bank’s Strategic Plan of Corporate Social Responsibility is analysis of the environmental risk of credit operations. The main features are:
• Equator Principles: This is an initiative of the World Bank’s International Finance Corporation (IFC). It is an international standard for analyzing the social and environmental implications of project finance operations. We adhere to these principles, and incorporate into our analysis and evaluation of those projects financed in developing countries the social and environmental risk of such projects financed.
• VIDA tool: It has been in use since 2004. The main objective of this tool is to assess the environmental risk of current and potential corporate clients, through a system that classifies them into seven categories on the basis of the environmental risk assumed. A total of 37,084 companies were assessed by this tool by the Bank in Spain in 2008.

Part 4. Operational risk
Definition and objectives
We define operational risk (“OR”) as “the risk of losses from defects or failures in internal processes, employees or systems, or those arising from unforeseen circumstances”. They are, in general, purely operational events, which make them different from market or credit risks, although they also include external risks, such as natural disasters.
The objective is to identify, valuate, mitigate and monitor this risk.
Our priority is to identify and eliminate risk focuses, whether they produce losses or not.
Measurement also helps management as it enables priorities to be established and the creation of a decision-making hierarchy.
We opted, in principle, to use the standard method for calculating regulatory capital by operational risk, envisaged by the BIS II rules. We are deciding on the best moment to adopt the Advanced Models (“AMs”), bearing in mind that a) the short-term priority centered on its mitigation; and b) most of the regulatory requirements established for being able to adopt the AMs must already be incorporated into the Standard Model (which has already been done in the case of our operational risk management model).
Management model
The organizational model for controlling and managing risks is the result of adapting to the new BIS II environment, which establishes three levels of control:
• First level: control functions conducted by the Group’s units.
• Second level: functions carried out by the corporate areas.
• Third level: integral control functions by the Risk Division- Integral Control Area and Internal Validation of Risk.
The Technology and Operations Division is responsible for management and control of operational risk. Within this division, the corporate area of technological and operational risk, established in 2008, formulates policies as well as manages and controls these risks. The implementation, integration and local adjustment of the policies and guidelines established by this area is the responsibility of local executives in each unit.
This structure for operational risk is based on the knowledge and experience of executives and professionals of the Group’s various units. Particular importance is attached to the role of local executives.

Management is based on the following elements:
The different phases of the Technological and Operational Risk Management Model entail:
• Identifying the operational risk inherent in all activities, products, processes and banking systems.
• Measuring and assessing the operational risk objectively, continuously and in accord with the regulatory standards (Basel II, Bank of Spain) and the banking industry.
• Continuously monitoring the exposure of operational risk to detect the levels of non assumed risk, implement control procedures, improve internal knowledge and mitigate losses.
• Implementing control procedures to improve knowledge of the causes of operational risk as well as the implications.
• Establishing mitigating measures that eliminate or minimize operational risk.
• Producing regular reports on the exposure to operational risk and the level of control for senior management and the Group’s areas/units, as well as informing the market and regulatory bodies.
• Defining and implementing systems that enable operational risk exposures to be monitored and controlled and integrated into the Group’s daily management; and
• Defining and documenting operational risk management policies, and introducing methodologies for managing this risk in accordance with regulations and best practices.
Our operational risk management model contributes the following benefits:
• Integral and effective management of operational risk (identification, measurement /assessment, control/mitigation and information).
• Better knowledge of existing and potential operational risks and sets out the responsibility of business and support managers; and
• Operational risk information that helps to improve the processes and controls, reduce losses and the volatility of revenues.

Implementing the model: global initiatives and results
The Corporate Department of Management and Control of Operational Risk, part of the Risk Division, has been operating since 2001. Its main functions, activities and global initiatives are to:
• Designate coordinators and create operational risk departments.
• Train and exchange experiences to promote the continuation of best practices within the Group; and
• Foster mitigation plans to ensure implementation of corrective measures as well as ongoing projects.
This system for managing technological risk was strengthened during 2008, including the following aspects:
• The security of the information systems.
• The contingency and business continuity plans; and
• The management of risk associated with the use of technologies (development and maintenance of applications, design, implementation and maintenance of technology platforms, output of computer processes, etc).
The management model for operational risk began to be installed in our different companies in 2002. Almost all these units are incorporated to the model with a high degree of uniformity. Due to the different pace of implementation, phases, schedules and the historical depth of the respective data bases, the degree of progress varies from country to country.
On a general basis:
• Data bases of losses classified by errors and operational types are received every month. The Group’s own data base shows events that are not truncated (i.e. without exclusions for reasons of amount and with both the accounting impact — including positive effects — as well as the non-accounting impact).
• Self-assessment questionnaires filled out by almost all our units are received and analyzed.
• The main management units are installing a new corporate system of operational risk indicators.
• The main events are identified and analyzed and mitigation measures taken which, in significant cases, are disseminated to our other units as a best practices guide.
• Processes are conducted to reconcile data bases with accounting data.
By consolidating the total information received, our operational risk profile is reflected in the following charts:

Analysis and monitoring of controls in market operations
The turbulence in financial markets during 2007 and 2008, coupled with the increase in operational risk derived from the increasing complexity of financial instruments, make it necessary to continuously strengthen the operating control of our activity in financial markets, enhancing the very demanding and conservative risk and operating principles that we have been regularly applying for some time.
Over and above the regular tracking of all aspects regarding operating control, more attention was paid in all of our units to the following aspects, so that the review is validated every month by each unit’s management committee.
Of note, among other factors, are the following:
•	Review of the valuation models and in general the valuation of portfolios.

•	Capturing processes and independent validation of prices.

•	Appropriate confirmation of operations with counterparties.

•	Reviewing cancellations/modifications of operations; and

•	Reviewing and monitoring the effectiveness of guarantees, collateral and mitigation of risks.
Corporate Reporting
The Corporate Area of Operational Risk has a system for integral management of operational risk information, which every quarter consolidates the information available from each country/unit in the operational risk sphere and gives a global vision with the following features:
•	Two levels of information: one corporate and the other individualized for each country/unit.

•	Dissemination of the best practices among countries/units of our Group, obtained from the combined study of the results of qualitative and quantitative analysis of operational risk.
Information is also prepared on the following aspects:
•	Our management model for operational risk.

•	Human resources and perimeter of action.

•	Analysis of the data base of errors and events.

•	Operational risk cost and accounting reconciliation.

•	Self-assessment questionnaires.

•	Indicators.

•	Mitigating measures/asset management.

•	Contingency plans.

•	Regulatory framework: BIS II.

•	Insurance.

This information acts as the basis for meeting the reporting needs of the board’s risk committee, senior management, regulators, rating agencies, etc.
Insurance in the management of operational risk
We have been a pioneer in using insurance as a key element in the management of operational risk. The area responsible for operational risk has been closely cooperating with the Group’s insurance area since 2004 in all activities that entail improvements in both areas. For example:
•	Cooperation in the exposure of our operational risk control and management model with insurance and reinsurance companies.

•
Analysis and monitoring of recommendations and suggestions to improve operational risks made by insurance companies, via prior audits conducted by specialized companies, as well as their subsequent implementation.

•	Exchange of information generated in both areas to reduce the bases of errors and enhance the perimeter of coverage of the insurance policies for the different operational risks.

•	Close cooperation between local operational risk executives and local coordinators of insurance to strengthen mitigation of operational risk.

•	Regular meetings on specific activities, and projects in both areas; and

•	Active participation of both areas in the Global Sourcing of Insurance Table, the Group’s technical body for defining coverage strategies and contracting insurance.
Part 5. Reputational risk
The risk committee, as the body responsible for global management of risk and all types of banking operations, assesses reputational risk, with the support of the Division of the General- Secretariat.
The audit and compliance committee supervises the Group’s reputational risk and, among other functions, monitors compliance with the Group’s Code of Conduct in the Securities Market, the manuals and procedures and, in general, our rules of governance and compliance. It also makes the necessary proposals for their improvement.
The main elements of the marketing of products and services are as follows:
Global committee of new products (“GCNP”)
All new products or services that any of our institutions seek to market must be first submitted to this committee for approval.
The committee held 15 meetings in 2008 at which 190 products or families of products were analyzed.
A local committee of new products is established in each country where one of our institutions is located. Once a new product or service is ready, this committee must request permission from the global committee for it to be marketed.
In Spain, the local committee is the global committee.
The areas that participate in the global committee of New Products, chaired by the secretary general, are: Tax Advice, Legal Advice, Customer Service, Internal Auditing, Retail Banking, Global Corporate Banking, Integral Control of Risks, Compliance, Financial Control and Management Control, Financial Operations and Markets, Operations and Services, Global Wholesale Banking Risks, Corporate Risks and IFIs, Credit Risks, Market Risks, Risks-Methodology, Solvency Risk, Technology and Operational Risk, Santander Private Banking, Technology, Global Treasury, Universities and, lastly, the unit proposing the new product or a representative of the local committee of New Products.

Before a new product or service is launched, independent experts evaluate the risks that may be incurred and they analyze each product or service.
The GCNP, in light of the documentation received, and after checking that all the requirements for approving the new product or service have been met and bearing in mind the risk guidelines set by the board’s risk committee approves, rejects or sets conditions for the new product or service.
The GCNP gives particular consideration to the suitability of the new product or service to the framework where it is going to be marketed. Particular importance is attached to ensuring that:
•	Each product or service is sold by those who know how to sell it.

•	The client knows what he or she is investing in and the risk of each product or service.

•	Each product or service is sold where it is legally permitted, not only for legal or tax reasons (i.e. it fits into the legal and tax regime of each country), but also for financial ones; and

•	When a product or service is approved, the maximum limit is set for the amount that can be sold in each country.
Manual of procedures for the sale of financial products
This manual, which has been used by us since 2004 for the retail marketing of financial products in Spain, was reviewed in 2007, as a result of the entry into force on November 1 of Directive 2004/39 on Markets in Financial Instruments Directive (MiFID), which establishes new requirements for selling financial products.
The manual covers the provision of investment services for financial products including securities and other fixed-income or equity instruments, money market instruments, participations in collective investment institutions, savings and investment insurance, traded derivatives and OTC and atypical financial contracts. The global committee of new products can include other instruments in the sphere of the manual of procedures, as has been the case with structured deposits, savings insurance and pension plans.
The manual segments customers and products, and establishes different regimes of business treatment largely depending on the type of service being provided. The combination of these elements (category of client, type of product and commercial treatment) produces a matrix which determines the type of mechanism to be applied (test of advisability and suitability) in order to assess the adaptation of the client to the product, and the type of warnings to be issued to the client.
Customer and product segmentation comes from comparing the internal classification already applied by Santander before the MiFID (internal segmentation of customers and segmentation of products into green, yellow and red) with the classification established by the MiFID (segmentation of customers into retail, professionals and eligible counterparties and segmentation of products into complex and not complex), with which a level of protection above the minimum required by the MiFID is attained.
The different types of commercial treatment, graded on the basis of greater to lesser involvement of the Bank, are: (i) advised sale, including, portfolio advice and management; and (ii) unadvised sale, which covers marketing and execution.

Part 6. Integral control of risk
We decided in 2008 to launch the function of Integral Control of Risks, in anticipation of the projects regarding new regulatory requirements currently being discussed in CEBS (Committee of European Banking Supervisors), FSF (Financial Stability Forum), etc., and the recommendations on best risk management practices formulated by various public and private bodies.
This function is part of the Directorate General of Integral Control and Internal Validation of Risk and is an autonomous unit within the Risk Division. Its responsibilities are of a global scope and corporate nature. This new function supports our governance bodies in risk management.
Its mission is to: (a) ensure that the management and control systems of the various risks inherent in our activity meet the most demanding criteria and the best practices observed in the industry and/or required by regulators; (b) ensure that senior management has at its disposal an integral vision of the profile of the various risks assumed and that these risks are in line with the previously agreed appetite for risks; and (c) supervise compliance based on the recommendations drawn up for risk management matters following the inspections by Internal Auditing and by the supervisors to whom we are subordinated.
The main features of this function, currently being implemented are:
•	The global focus which encompasses all risks, all businesses and all countries.

•
A third system of control. The first system of control is carried out by the person responsible for managing each risk in each business or functional unit, and the second system of control lies in the corporate control of each risk. This ensures the vision and thus integral control of all risks arising or incurred during the year.

•
The particular consideration given to credit risk (including risks of concentration and counterparty), market risk (including structural risk and liquidity risk), operational and technological risk and compliance and reputational risk; and

•	The special attention being given to future development of best practices in the financial industry.
The function supports the work of the risk committee by testing and assessing the risk management and control systems, proposing improvements and supervising implementation, all this via an integral map of our risks.
A methodology to systemize the function and a series of tools to formalize and trace its application were developed internally comprising tests or review guides for each risk; the risk control monitor as the repository of the results of each test and its working papers; and SEGRE which allows us to monitor the recommendations formulated by internal auditing and by the supervisors, as well as the recommendations that Integral Control might make.
Part 7. Adjustment to the new regulatory framework
We have been firmly committed right from the start to the principles behind the Revised Framework of International Convergence of Capital Measures and Rules (Basel II). This framework enables institutions to make internal estimates of capital to ensure solvency in the event of circumstances caused by different types of risk. Several years ago, a Basel II team was formed from within the Group’s different areas — mainly Risks, Technology and Operations, Financial Controller, Financial Management and Internal Auditing — to verify the whole process, especially in everything related to the integration of internal models into management. Furthermore, teams were formed to tackle various specific events so that the project’s most complex aspects could be appropriately managed.
As well as this Basel II operational team, senior management has been very involved from the onset. The management committee and the board were regularly apprised of the progress made in the project and the implications for the Group of the New Capital Accord.

In the specific case of credit risk, Basel II means recognizing, for regulatory capital purposes, the internal models that have been used for management purposes.
We proposed adherence to the Advanced Internal Ratings Based (AIRB) models of Basel II for exposures which represent close to 95% of the Group’s total exposures. At the beginning of 2008, the Bank of Spain and the Financial Services Authority completed the process of supervisory validation. The institutions which have already installed this new system for calculating regulatory capital as of June 2008 (the first date allowed by the Bank of Spain) are Santander (parent bank), Banesto and Abbey whose portfolios accounted at the date of approval for close to 70% of the Group’s exposure, with regulatory capital requirements by credit risk at the consolidated level. The rest of the most significant units will gradually adopt the AIRB focus in accordance with the schedule sent to the Bank of Spain and communicated to the various local supervisors.
Given the medium-low risk profile characteristic of our businesses, very focused on retail banking (SMEs and individual customers), the Bank of Spain’s authorization has enabled the generation of significant capital savings in Pillar I (as it established the capital requirements for covering credit, market and operational risks). The significant diversification of the Group’s risk profile and businesses will offset the additional requirements of capital arising from the Process of Self- Assessment of Capital (which develops Pillar II). This takes into account the impact of the risks not considered in Pillar I, as well as the benefits related to the diversification in the areas of risks, businesses and geographic areas.
Aside from the supervisory validation process, we continued in 2008 with the project to gradually install technology platforms and the necessary methodological developments which will allow the progressive application of the advanced internal models to calculate regulatory capital in the rest of our units. During 2009 and after obtaining approval from the supervisory authorities, the Group expects to apply advanced models for calculating the regulatory capital requirements in its business units in Portugal.
Regarding the rest of risks explicitly envisaged in Pillar I of Basel II, Market Risk obtained authorization to use its internal model for treasury trading activity in Madrid. The Group is seeking authorization for the rest of units. In Operational Risk, the Group decided to adopt the standard focus for calculating regulatory capital as it believes it is still too early to use advanced models (“AMA”).
Pillar II is another important line of work of the Basel II Corporate Project. As well as reviewing and enhancing the methodology of the Economic Capital model, a technological approach to the platform supporting Pillar I was made so that all the information related to Credit Risk comes from the same source in the case of units with internal models authorized in Pillar 1. The Group’s Economic Capital model was subject in 2008 to a careful review by an international team of advisors of the Committee of European Banking Supervisors (“CEBS”) led by the Bank of Spain, as well as an internal review at the end of 2008 by the Group’s internal validation teams and the Group’s internal auditing.
Internal validation of internal risk models
Internal validation is a prerequisite for supervisory validation and consists of a specialized and sufficiently independent unit obtaining a technical opinion on whether the internal model is appropriate for the purposes used (internal and regulatory) and concluding on its usefulness and effectiveness. Moreover, it must evaluate whether the risk management and control procedures are appropriate for the entity’s strategy and risk profile.
Internal validation also provides fundamental support for the board’s risk committee and local committees when they authorize the use (management and regulatory) of models and in their periodic review, as senior management must ensure the entity has the appropriate procedures and systems for monitoring and controlling credit risk.
Our internal validation covers both credit risk models, market risk models and assessment of options as well as the economic capital model. The scope of validation includes not only the most theoretical or methodological aspects but also the technology systems and the quality of data that make implementation effective and, in general, all relevant aspects for the advanced management of risk (controls, reporting, uses, involvement of senior management, etc). The purpose of internal validation is thus to review quantitative, qualitative and technological aspects and those related to corporate governance.

The function of Internal Validation is located, at the corporate level, within the Area of Integral Control and Internal Validation of Risk which reports directly to the Group’s third vice-chairman and chairman of the board’s risk committee. The function is global and corporate to ensure homogeneous application. The need to validate models in 13 units is subject to nine local supervisors, and the need for effectiveness and efficiency made it advisable to create three centers of corporate validation in Madrid, London and Sao Paulo. This facilitates application of a common methodology supported by a series of tools developed in Santander, which provide a robust corporate framework for use in all the Group’s units and which automate certain verifications in order to ensure the reviews are conducted efficiently.
Our Group’s corporate framework of internal validation is fully aligned with the criteria for internal validation of advanced models issued by the Bank of Spain. The criterion of separation of functions is maintained between Internal Validation and Internal Auditing which, as the last element of control in the Group, is responsible for reviewing the methodology, tools and work done by Internal Validation and opinioning on its degree of effective independence.
Part 8. Economic capital
The concept of economic capital has traditionally been contrasted with that of regulatory capital, as this is the one required for the regulation of solvency. The new Basel II capital framework clearly brings both concepts closer together, although there are some significant differences such as recognition of the effects of diversification or concentration which economic capital models allow.
The Group’s model of economic capital quantifies the consolidated risk profile taking into account all the significant risks of activity, as well as the diversification effect on a multinational and multi-business group like Grupo Santander. This economic capital model serves as the Group’s base for preparing its Proposal of Self-assessment of capital in accordance with Bank of Spain regulations under the Basel II Pillar 2 framework.
The concept of diversification is fundamental for adequately measuring the risk profile of a group with global activity. Although it is an intuitive concept and is present in risk management right from the start of banking activity, we can also explain diversification in terms of imperfect correlation between the various risks and the largest events of losses do not occur simultaneously in all portfolios or types of risk. The sum of the economic capital of the various portfolios and types of risk, considered on its own, is higher than the Group’s total economic capital (i.e. the risk that the Group supports as a whole is less than the risk of the sum of the parts considered on their own).
In addition, within the framework of the model for measurement and aggregation of economic capital, the risk of concentration for wholesale portfolios (comprising large companies, banks and sovereigns) is also considered, both in its exposure dimension as well as concentration by sectors and geography.

Global risk analysis profile
Our risk profile at December 31, 2008, measured in terms of economic capital, distributed by types of risk and the main business units, is reflected below:
Credit activity, which accounted for 66% of the Group’s economic capital requirement, continued to be the main source of risk. Its proportion was higher than in 2007 mainly because of the consolidation of Banco Real (previously accounted for by the equity method). Market risk accounted for 17% of the total and included, in addition to trading risk, the risk of the structural exchange-rate position, and the risk of equities and of fixed assets.
The distribution of economic capital among the main business units reflects the diversification of our business. Continental Europe and Latin America each represented more than one-third of total risk, the UK 11% and Financial Management and Equity Stakes (which assumed the risk of the structural exchange-rate position and most of the equity stakes, among other assets) represents 20%.
At the end of 2008, our total economic capital, including those corresponding to minority interests, was €40,041 million.
Our geographic diversification enables us to reduce economic capital needs by 25% with regard to the sum of the Group’s individual risks, while the capital saving from diversification between different types of business is 21% over the consolidated economic capital. The percentages cannot be added because of their different calculation methods.

We periodically assess the level and evolution of the creation of value (“CV”) and the return on risk adjusted capital (“RORAC”) of our main business units. The CV is the profit generated above the cost of capital employed, and is done so with the following formula:
Creation of value = Economic profit – (average EC x cost of capital)
The economic profit is obtained by making the necessary adjustments to attributable profit so as to extract just the recurrent profit that each unit generates in the year of its activity. The cost of capital, which is the minimum remuneration required by shareholders, can be calculated objectively by adding to the risk-free return the premium that shareholders require to invest in our Group. This premium will essentially depend on the degree of volatility in the price of our share in relation to the market’s performance. The cost of capital calculated for 2008 was 9.2%.
All the main business units obtained in 2008 a RORAC higher than the cost of capital. The creation of value and the RORAC for the Group’s main business areas are shown below:

		Value
Main segments	RORAC	creation
Continental Europe	32.9%	3,155
UK	33.9%	814
Latin America	25.6%	1,761
Subtotal operating areas	30.1%	5,730
Financial management and participation	1.0%	(1,016)
Group Total	21.1%	4,713
The creation of value (i.e. the economic profit less the average cost of capital used to achieve it) increased 8% in 2008 to €4,713 million. The Group’s RORAC comfortably exceeded the cost of capital estimated for 2008 and stood at 21.1% (24.1% in 2007 on a like-for-like basis). This reduction was due to the Group’s increased consolidation perimeter as the expected synergies in the integration processes (Banco Real in Brazil and Alliance & Leicester in the UK) have not yet materialized.
We also conduct capital planning with the main objective of obtaining future projections of economic and regulatory capital to assess situations of capital sufficiency. To optimize the Bank’s solvency situation and the return on capital, forecasts of results are incorporated into the various scenarios in a coherent way, with the identification of their strategic objectives (such as organic growth, M&A, pay-out ratio, etc), performance in the face of stress situations and capital management strategies.
Our capital planning framework provides a global picture of the capital sufficiency situation for various time periods and stress scenarios.
RORAC methodology
We have been using RORAC methodology in our credit risk management since 1993 for the following purposes:
•	To analyze and set prices during the decision-making process for operations and clients.

•	To estimate the capital consumption of each client, portfolio or business segment, in order to facilitate the optimal allocation of economic capital; and

•	To calculate the level of provisions that correspond to average expected losses.

The economic capital calculation for each operation is based on the same variables needed to calculate the expected loss (i.e. the client’s rating, the maturity and the guarantees of the operation). By aggregation, the economic capital of the rest of the transactions of a client can be calculated, taking into account the appropriate factors of diversification/correlation, of a portfolio of clients, a business unit and the Bank as a whole.
The spread on operations must not only cover costs, including the expected loss or the cost of risk, but also be sufficient for an adequate return on the economic capital consumed by the operations.
RORAC methodology thus enables one to assess whether the return on a transaction covers the costs of the risk — expected loss — and the cost of the capital invested in the operation.
The minimum return on capital which a transaction must obtain is determined by the cost of capital. If a transaction or portfolio obtains a positive return, it is contributing to the Group’s profits. But it is not really creating value for the shareholder unless the return covers the cost of capital.
RORAC methodology enables the return on operations, clients, portfolios and businesses to be made on a homogeneous basis, identifying those that obtain a risk adjusted return higher than the cost of the Group’s capital, and so aligning risk and business management with the overall objective of maximizing the creation of value.
Part 9. Risk training activities
We have a corporate training program for risk management. Its purpose is to help to consolidate the risk management culture in Santander and ensure that all employees in the risks area are trained with the same criteria.
The training program, which provided a total of 27,621 hours of training to 1,949 employees, is the base for strengthening our leadership in this sphere and continuously enhancing the skills of our staff.
It also trains staff in other business segments, particularly in the retail banking area, and aligns the requirements of risk management with business goals.

Part 10. Market Risk
Generally
We are exposed to market risk mainly as a result of the following activities:
•	Trading in financial instruments, which involves interest rate, foreign exchange rate, equity price, commodity price and volatility risks.

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

•	Investing in subsidiaries and other companies, which subject us to equity price risk; and

•	Trading and non-trading activities which entail liquidity risk.
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
We use derivatives for both trading and non-trading activities. Trading derivatives are used to eliminate, to reduce or to modify risk in trading portfolios (interest rate, foreign exchange and equity), and to provide financial services to clients. Our principal counterparties for this activity are financial institutions. The principal types of derivatives used are: interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross currency swaps, equity index futures and equity options. The Group also has an incipient activity in commodity derivatives.
Derivatives are also used in non-trading activity in order to manage the interest rate risk and foreign exchange risk arising from asset and liability management activity. Interest rate and foreign exchange non-optional derivatives are used in non-trading activity.
The Group also uses credit derivatives both to hedge credit risk in fixed income portfolios and to provide financial services to clients. To a lesser extent, they are used in proprietary trading and to diversify the global credit portfolio. Most of the activity is made in credit default swaps on individual names or indices.

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
Finally, in order to control derivative activities and credit management, because of their atypical nature, specific measures are evaluated daily. First, we look at the sensitivity to price movements of the underlying asset (delta and gamma), volatility (vega) and time (theta) and then measures are enacted such as the spread sensitivity, jump-to-default, and concentration of positions by rating levels.
To address the credit risk inherent in trading portfolios in accord with the recommendations of the Basel Committee on Banking Supervision, we also calculate an additional measurement (incremental default risk, IDR), in order to cover the risk of default that is not adequately captured in the VaR, via changes in lending spreads. The instruments affected are basically fixed-rate bonds, both public and private sector, derivatives on bonds (forwards, options, etc) and credit derivatives (credit default swaps, asset backed securities, etc). The method for calculating the IDR, in essence similar to that of the credit risk of positions outside trading, is based on direct measurements of the tails of the distribution of losses to the appropriate percentile (99.9%). The “saddle point” model is used, which provides estimates of total risk and the contributions of each counterparty to it. The calculations are also supplemented and calibrated with Monte Carlo simulations.
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
d) Value at Risk (VaR)
The Value at Risk for balance sheet activity and investment portfolios is calculated with the same standard as for trading, historical simulation with a confidence level of 99% and a time frame of one day. Statistical adjustments are made, which effectively and quickly incorporates the latest developments that condition the risk levels assumed.
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
Quantitative analysis (1)
A. Trading activity (2)
Quantitative analysis of daily VaR in 2008
Our risk performance regarding trading activity in financial markets during 2008, measured by daily Value at Risk “VaR”, is shown in the following graph.

(1)	All figures in this report are measured in euros. The exchange rate used is the one quoted in the market on the reference date.

(2)	Banco Real included since October 1, 2008.

VaR during 2008 fluctuated more than 75% of the time in a range between €25 million and €40 million. The exception was between the middle of September and the beginning of December when the worsening of the international financial crisis after the collapse of Lehman Brothers and its spreading to emerging markets intensified the degree of volatility. In this context, given that volatility directly affected the VaR calculation, the maximum VaR for the year (amounting to €97.1 million) occured during the fourth quarter (the period of greatest volatility lay mainly in fixed income and exchange rates in Brazil and Mexico). VaR began a downward path in November due to reduced positions in Brazil and Mexico and the lower volatility ending at levels lower than the average for the year.
The average VaR of the Group’s trading portfolio in 2008 (amounting to €40 million) was higher than in 2007 but was solely due to the greater volatility and not to more risk taking. Compared to other financial groups, Grupo Santander has a low trading risk profile. Dynamic management of the trading risk profile enabled the Group to adopt changes of strategy to exploit opportunities in an environment of uncertainty.
The histogram below shows the distribution of average risk in terms of VaR during 2008. It was between €30 million and €40 million on 70.5% of days. Of note were the levels higher than $75 million because of the high volatility between September and December.

Risk by factor
The minimum, maximum, average and year-end 2008 risk values in VaR terms were as follows:

		Minimum	Average	Maximum	Last
TOTAL TRADING	Total VaR	26.1	40.0	97.1	31.9

	Diversification effect	(7.0)	(16.3)	(66.6)	(15.1)

	Fixed-Income VaR	22.2	34.4	87.3	29.8
	Equity VaR	4.2	6.4	11.4	4.9
	FX VaR	6.6	15.5	67.6	12.4

LATIN AMERICA	VaR Total	16.4	30.0	87.8	20.2

	Diversification effect	(2.6)	(7.1)	(10.5)	(5.7)

	Fixed-Income VaR	14.4	26.2	80.4	16.2
	Equity VaR	4.5	11.0	9.6	6.8
	FX VaR	26.7	31.6	63.2	0.0

USA	VaR Total	0.6	1.2	4.1	1.8

	Diversification effect	0.7	(0.6)	(1.8)	(0.6)

	Fixed-Income VaR	0.5	1.1	3.9	1.0
	Equity VaR	0.1	0.2	0.7	0.1
	FX VaR	0.1	0.5	1.4	0.9

EUROPE	VaR Total	16.7	27.8	43.8	24.7

	Diversification effect	(3.3)	(12.8)	(37.2)	(18.7)

	Fixed-Income VaR	14.4	24.7	40.0	28.1
	Equity VaR	4.3	6.8	12.6	4.5
	FX VaR	3.1	9.1	36.7	10.7
EUR million
The average VaR was €11.1 million higher than in 2007 due to the increased volatility in the fixed-income and currency markets. The average levels of VaR in these areas increased from €24.3 million to €34.4 million in the first case and from €9.8 million to €15.5 million in the second. The average risk in equities only rose from €5.8 million to €6.4 million despite the much higher volatility. The increased risk in fixed income was concentrated in Europe where the average VaR was €24.7 million as compared to €9.3 million in 2007.
Credit risk was included in the fixed-income factor. One of the causes of the higher risk in fixed income was the increased volatility of spreads on loans during 2008.

Distribution of risks and results
•	Geographic distribution
Latin America contributed on average 53.7% of the Group’s total VaR in trading activity and 36.8% in economic results. Europe, with 46.2% of global risk, contributed 60% of results as most of its treasury activity focused on professional and institutional clients.

The minimum, average, maximum and year-end risk values in daily VaR terms, by geographic area, are shown in the following table.
Risks statistics in 2008
(€ million)

	Minimum	Average	Maximum	Last
TOTAL	26.1	40.0	97.1	31.9

EUROPE	16.7	27.8	43.8	24.7
USA	0.6	1.2	4.1	1.8
LATIN AMERICA	16.4	30.0	87.8	20.2
EUR Million
Monthly distribution of risks and results
The next chart shows that the risk assumption profile, in terms of VaR, was relatively constant during the first half of 2008. It increased significantly in the fourth quarter because of the greater volatility in global financial markets.Nevertheless, results rose in these months reflecting the Group’s ability to adjust its strategy as a result of changed circumstances. September was the worst month for results as it coincided with the intensification of the global financial crisis after the collapse of Lehman Brothers and the subsequent tensions in the markets.

Histogram of daily Marked-to-Market (“MtM”) results
The following histogram of frequencies shows the distribution of daily economic results on the basis of size. The daily yield was between -€10 and +€20 million on 74% of days of the market.
Risk management of structured derivatives
Our structured derivatives activity (non-organized markets) is mainly focused on structuring investment and hedging products for clients. These transactions include options on equities, currencies and fixed-income instruments.
Test and calibration measures
In accordance with the BIS recommendations for gauging and monitoring the effectiveness of internal market risk measurement and management systems, in 2008 we carried out regular analysis and contrasting measures which confirmed the reliability of the model.
Scenario analysis
Different stress test scenarios were analyzed during 2008. A scenario of maximum volatility, which applies six standard deviations to different market factors as of December 31, 2008, generated results that are presented below.

Maximum volatility scenario
The table below shows at December 31, 2008, the results of each product (fixed income, equities, exchange rates, spreads on loans and the volatility of each one of them) in a scenario in which a volatility equivalent to six standard deviations in a normal distribution is applied. Under this scenario the inputs for each risk factor are those that represent the greater potential loss in the global portfolio at year-end. This scenario involved a rise in interest rates, fall in stock markets and the depreciation of the dollar against all currencies (except the euro and greater volatility and spreads on loans).
Maximum volatility Stress Test

€ million	Fixed income	Equities	Exchange rate	Volatility	Total
Total Trading	(45.1)	(22.2)	(34.3)	(14.4)	(116.0)
Europe	(21.8)	3.2	(17.0)	(14.4)	(50.0)
Latin America	(23.9)	(25.5)	(15.3)	0.0	(64.7)
USA (New York)	0.6	0.0	(1.9)	0.0	(1.3)
The stress test shows what the economic loss suffered by the Group in its trading portfolios in terms of the Mark to Market (“MtM”) result would be had the stress movements depicted in the scenario resulted in a loss of €116 primarily in Latin American fixed-income equities and exchange-rate positions and in European fixed income, exchange rates and credit.
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
The Asset and Liability Committees (ALCOs) of each country and, where necessary, the markets committee of the Parent Bank, are responsible for the risk management decisions.
B.1.1. Quantitative analysis of interest rate risk in 2008
a) Convertible currencies
At the end of 2008, the sensitivity of net interest margin at one year to parallel rises of 100 basis points was concentrated in the euro interest rate curve (€119.6 million) with the Parent Bank contributing the most, and in the sterling interest rate curve (£63.6 million negative). The sensitivity of the rest of convertible currencies was not very significant.
At the same date, the sensitivity of equity to a parallel rise in the yield curve of 100 basis points in the euro interest rate curve was €239.1 million with most of it in the Parent Bank. As regards the curve in sterling it was £153.3 million negative.

Bearing in mind the uncertainty in financial markets, especially in the second half of the year, we maintained a conservative position during 2008 in our exposure to interest rates.
Structural Gap. Santander Parent Company (December 31, 2008)

	Not	Up to 1			More than 5
€ million	sensitive	year	1-3 years	3-5 years	years	TOTAL
Money and securities market		60,452	860	1,460	5,586	68,358
Loans	64	126,961	11,629	2,120	1,791	142,565
Permanent equity stakes	69,258					69,258
Other assets	7,812	55,318	—	—	—	63,129
Total assets	77,134	242,730	12,489	3,580	7,376	343,311
Money market	—	28,982	—	—	300	29,282
Customer deposits	38	30,934	5,716	8,441	11,372	56,502
Debt Issues and securitizations	—	92,102	12,515	11,354	15,533	131,504
Stockholders’ equity and other liabilities	70,509	53,423	1,185	906	1,576	127,599
Total liabilities	70,547	205,441	19,415	20,701	28,782	344,887
Balance sheet Gap	6,587	37,289	(6,926)	(17,121)	(21,405)	(1,576)
Off-balance sheet structural Gap	—	(32,794)	10,755	10,780	14,687	3,428
Total structural Gap	6,587	4,495	3,829	(6,341)	(6,718)	1,852

Accumulated Gap	—	4,495	8,324	1,983	(4,735)	—

b) Latin America
The interest rate risk of Latin America’s balance sheet management portfolios, measured by the sensitivity of market value of the net interest margin (NIM) to a parallel movement of 100 basis points, remained at low levels during 2008 and moved within a narrow band (maximum of €51 million in February). In terms of equity sensitivity, it fluctuated in the range of €300 million and €360 million and was very stable during the whole year except in the fourth quarter with an increase mainly due to including Banco Real in Brazil.
At the end of 2008, the region’s risk consumption measured by the market value of equity sensitivity to 100 basis points, was €430 million (as compared to €326.1 million in 2007), while that of the net interest margin at one year measured by its sensitivity to 100 basis points, was €27.1 million (as compared to €21.2 million in 2007).

Interest rate risk profile at December 31, 2008
The tables below show the distribution of risk by maturity in Latin America as of December 31, 2008 (figures in millions of euros).

Gaps in Local Currency	TOTAL	0-6 months	6-12 months	1-3 years	> 3 years	Not sensitive
Assets	164,935	88,552	11,631	18,364	13,286	33,102
Liabilities	170,561	101,081	16,704	9,515	2,262	41,000
Off-balance sheet	5,780	(26,598)	(1,858)	(3,132)	37,416	(47)

Gap	154	(39,127)	(6,931)	5,718	48,440	(7,945)

Gaps in Foreign Currency	TOTAL	0-6 months	6-12 months	1-3 years	> 3 years	Not sensitive
Assets	44,543	29,472	3,190	2,940	4,933	4,007
Liabilities	38,917	25,066	4,314	3,558	4,187	1,792
Off-balance sheet	(5,780)	(4,835)	(522)	(830)	456	(49)

Gap	(154)	(429)	(1,646)	(1,448)	1,202	2,166
Net Interest Margin (NIM) sensitivity
For the whole of Latin America, the consumption at the end of 2008 was €27 million (sensitivity of the financial margin at one year to a parallel rise of 100 basis points). The geographic distribution is shown below.
More than 90% of the risk was concentrated in four countries: Brazil, Chile, Mexico and Venezuela.
NIM Sensitivity by countries
Others: Colombia, Panama, Santander Overseas and Uruguay

Market Value of Equity (MVE) sensitivity
For the whole of Latin America the consumption at the end of 2008 was €430 million (sensitivity of MVE to rises of 100 basis points in interest rates). The geographic distribution is shown below.
More than 90% of risk is concentrated in four countries: Brazil, Chile, Mexico and Puerto Rico.
MVE Sensitivity by countries
Others: Colombia, Panama, Santander Overseas and Uruguay
B.1.2. Structural management of credit risk
The purpose of structural management of credit risk is to reduce the credit risk concentrations that can naturally occur as a result of business activity through the sale of assets. These operations are offset by acquiring other assets that diversify the credit portfolio. The Financial Management Area analyzes these strategies and makes proposals to the ALCO to minimize the exposure to credit risk and help create value.
During 2008:
•
€64 billion of assets were securitized. For liquidity management purposes, considering a securitization performed by Abbey at the end of December 2007, this figure amounts to €74 billion. Given the difficulties of the securitization market since August 2007, most of the issuances were retained by the Group’s various units. These securitizations significantly increased the Group’s liquidity position through its discounting capacity in central banks.

•
Repurchases were made in the secondary market of AAA securitization bonds by Group issuers (€1.6 billion) and some of the hedges made in 2007 were closed as we believe that due to the situation in the markets, the prices are well below their fundamental value, bearing in mind the underlying risk of the assets.

B.1.3. Management of structural liquidity
Structural liquidity management aims to finance the Group’s recurring activity in optimum conditions of maturity and cost and avoid assuming undesired risks.
The Group’s structural liquidity position improved during 2008, thereby enhancing its balance sheet structure and increasing significantly the assets that can be discounted, which act as a liquidity cushion in the event of possible contingencies.
We manage our liquidity on the basis of a comfortable structural position as a result of its retail banking nature.
The main aspects of structural liquidity management in 2008 were:
•
Comfortable positioning of structural liquidity. We are essentially a retail bank. Therefore, customer deposits are the main source of funds in our financing structure. These deposits, together with capital and similar instruments, enable us to address most of the Group’s liquidity needs. Accordingly, financing from the wholesale markets was small.

In Latin America, the reduced financing needs of retail activity meant that financing in the wholesale markets was in practice residual, and principally for reasons of presence and diversification. For the rest of the Group (denominated as “area of convertible currencies”), the deposits added to the permanent funds in the balance sheet (capital and similar liabilities) covered more than 90% of loans net of securitizations. This meant an improvement of around 75% from 2007.

•
Diversification of markets and instruments to obtain liquidity. We have an active presence in a broad and diversified series of financing markets. This limited our dependence on specific markets and allowed us to maintain a comfortable capacity of recourse to the markets.

•
Appropriate structure of medium and long-term issues with moderate recourse to short-term wholesale financing. At the end of 2008, commercial paper and notes accounted for less than 10% of total wholesale financing. This structure is based on securitizations and a portfolio of medium and long-term issues (each one around 45% of the total) well diversified by products and with an average maturity of 3.8 years.

Our units in the area of convertible currencies obtained a total of €20.5 billion in medium and long-term issues in the wholesale markets and securitized another €64 billion (for liquidity management purposes, considering a securitization performed by Abbey at the end of December 2007, this figure amounts to €74 billion).

•
High capacity to obtain liquidity on the balance sheet. We have a diversified portfolio of liquid assets, or those that can become so in the short term appropriate to their positions. In addition, we have a large amount of assets which can be but have not been discounted in central banks (ECB, Bank of Spain, and the Fed). At the end of 2008, they amounted to more than €60 billion (€30 billion in Q1-08).

•
Comfortable access to the wholesale markets for liquidity on the basis of high short and long-term ratings. At the end of 2008, all rating agencies maintained their long-term ratings for us at AA or higher (Moody’s Aa1 equivalent to AA+; the other three AA); and

•
Independence of the subsidiaries in financing within a centralized management. The most important subsidiaries, except for Santander Consumer Finance, must obtain their financing in wholesale markets in accordance with their needs, establishing their own liquidity and contingency plans, without recourse to lines from the Parent Bank to finance their activity.

The Group, as a holding company, carries out the functions of control and management, which means planning the funding needs, structuring the financing sources, optimizing their diversification by maturities, instruments and markets, as well as defining contingency plans.

In practice, the Group’s liquidity management consists of the following:
•
A liquidity plan is drawn up every year, based on the financing needs resulting from the business budgets. On the basis of these needs, and bearing in mind the limits on recourse to short-term markets, the annual issuance and securitization plan is established.

•	During the year the evolution of financing needs is regularly monitored, giving rise to changes to the plan; and

•
Control and analysis of liquidity risk. The main objective is to ensure that the Group maintains acceptable levels of liquidity to cover its financing needs in the short and long-term under normal market situations. Various control measures are used such as the liquidity gap and liquidity ratios.

Various scenarios are also analyzed (stress scenarios) in which additional needs are considered because of various rare but possible events. By doing this, a wide range of contingencies that could affect the Group with a greater or lesser probability are covered, which enable it to prepare the corresponding contingency plans.

The analysis of scenarios conducted during 2008 shows that the Group, even in a scenario of minimal demand for medium and long-term issues, maintained a comfortable liquidity situation.
B.2. Exchange rate risk; Portfolio of industrial and strategic shareholdings
B.2.1. Exchange rate risk
Structural exchange rate risk arises from our operations in currencies, mainly permanent financial investments, results and the dividends of these investments.
This exchange rate risk management is dynamic and seeks to limit the impact on equity of currency depreciations and to optimize the financial cost of hedging.
As regards the exchange-rate risk of permanent investments, the general policy is to finance them in the currency of the investment provided the depth of the market allows it and the cost is justified by the expected depreciation. One-off hedging is also done when a local currency could weaken against the euro significantly more quickly than the market is discounting.
At the end of 2008, the largest exposures of a permanent nature (with potential impact on net worth) were concentrated in the Brazilian real followed by sterling, Mexican pesos and Chilean pesos. The Group covered part of these positions of a permanent nature with exchange-rate derivatives.
In addition, Financial Management at the consolidated level is responsible for exchange-rate management of the Group’s expected results and dividends in those units whose currency is not the euro.
B.2.2. Portfolio of industrial and strategic shareholdings
In 2008, our exposure in industrial and strategic equity portfolios decreased 29% in mark to market terms, partly due to the negative revaluation of the market prices and partly due to the sale of some positions. Non-trading portfolios of Banco Real and Alliance & Leicester were integrated at the end of the year. All in all, the risk of the structural equity portfolio, measured in terms of VaR, increased €110.2 million as compared to the end of 2007, up to €521.5 million, due to the increase in market volatility.
The average daily VaR for the structural equity portfolio for the year 2008 was €609.7 million, with a minimum of €368.9 million and a maximum of €983.9 million, in May and October 2008, respectively.

C. Exposures related to complex structured assets
We have not increased our exposure to instruments or complex structured vehicles, which remains very limited.
At the end of 2008, we had:
• CDOs and CLOs worth €75 million.
• Hedge Funds: The main exposure is through the financing of these funds (i.e. counterparty risk). This exposure, however, is not significant (€1,133 million at the end of 2008, including the direct participation in portfolio and €767 million of financing) and has approximately 38% of low loan-to-value levels (which amounted to €3,009 million of collateral at the end of 2008). The risk with this type of counterparty is analyzed case by case, establishing the percentages of collateralization on the basis of the features and assets of each fund. In short, the exposure is lower than in 2007.
• Conduits: The two conduits that we maintained in 2007, and which were always within the perimeter of consolidation, had no activity at the end of 2008; and
• Monolines: Our exposure to monoline insurance companies at the end of 2008 was €457 million, mainly concentrated in indirect exposure (which consist of €288 million), by virtue of the guarantee provided for this type of entity for various financing operations or traditional securitization. The exposure in this case is double default; the primary underlying assets are of high credit quality (i.e., mostly AA). The small remainder is direct exposure (for example, through purchase of protection against the risk of non-payment by some of these insurers via a credit default swap).
Our policy regarding the approval of new transactions related to these products remains very prudent and conservative, and is subject to strict supervision by senior management.
Before approving a new transaction, product or underlying asset, the Risk Division verifies:
• The existence of an appropriate valuation model to monitor the value of each exposure, i.e. Mark-to-Market, Mark-to-Model or Mark-to-Liquidity; and
• The availability in the market of the necessary inputs to be able to apply this valuation model.
If these two points are met, the Risk Division then verifies:
• The availability of appropriate systems, duly adapted to calculate and monitor every day the results, positions and risks of new operations; and
• The degree of liquidity of the product or underlying asset, in order to make their coverage possible when deemed necessary.
D. Alliance & Leicester
D.1.) Structured financing transactions
As a result of the acquisition of the Alliance & Leicester group in the UK, our participations in structured transactions were integrated. They consist of a diversified portfolio of specialized financing operations.
The committed exposure at the end of 2008 was £7,350 million (€7,717 million) corresponding to 281 transactions.

D.2.) Exposures related to complex structured assets
The acquisition of Alliance & Leicester also increased the exposure to certain complex structured products. The exposure that Alliance & Leicester contributes in these products and vehicles is as follows:
•	CDOs and CLOs: exposure of €509 million (72% of the portfolio has an AAA rating and 11% AA).

•	Conduits: as a result of the acquisition of Alliance & Leicester, the Group integrated a conduit with assets of €900 million at the end of the year, 71% with AAA rating and 9% AA.

•
Monolines: the exposure of Alliance & Leicester to monoline insurers was €38 million at the end of 2008, all of it indirect (exposure to double default) by virtue of the guarantee provided for this type of institution to various financing operations or traditional securitization.

All the positions were known when acquired, being duly provisioned.
E. Internal model
The Bank of Spain approved at the end of 2008 the use of our internal market risk model for calculating regulatory capital. The approval is for treasury trading activity in Madrid. The Group’s objective is to gradually increase approval for the rest of units.
As a result of this approval, the regulatory capital of trading activity is now calculated via advanced methods instead of the previous standard methods. The VaR calculated for the Market Risks Area is the fundamental metric and incorporates an incremental default risk.
F. Structured financing transactions
We have low exposure in this area and it is diversified in accordance with product, sector and the number of transactions. The committed exposure at the end of December 2008 was €19,616 million corresponding to 405 transactions, broken down as follows: €9,725 million (consisting of 120 transactions) in acquisition finance; €7,177 million (consisting of 247 transactions) in project finance and the rest in leveraged buy-outs (LBOs) and other forms (including margin loans). No writedowns were considered necessary, beyond €21 million of loan-loss provisions. There were no significant LBOs during 2008.
G. Capital Management
The objective of capital management is to optimize its structure and its cost, from the regulatory and economic perspectives. Therefore, different tools and policies are utilized, such as capital increases and computable issuances (preferred and subordinated), results, dividend policy and securitizations.
Our eligible stockholders’ equity was €62,277 million at December 31, 2008. The surplus over the minimum requirement was €21,299 million. Our capital ratios remained at comfortable levels. The BIS II ratio was 13.3%, Tier I Capital was 9.1% and core capital was 7.5%. During 2008, the Group maintained its short- and long-term ratings. In their annual review, the rating agencies kept their rating and outlook for the Group and its main subsidiaries, reflecting the strength of our retail franchises, the return, business diversification and quality of assets and capital. Subsequently, and after the announcement of the acquisition of Alliance & Leicester, the deposits of Bradford & Bingley and all the capital of Sovereign, all rating agencies confirmed their ratings.

H. Market Risk: VaR Consolidated Analysis
Our total daily VaR as of December 31, 2007, and December 31, 2008, broken down by trading and structural (non-trading) portfolios, were as set forth below.
Figures in millions of EUR

		Dec. 31, 2008
	Dec. 31, 2007	Low	Average	High	Period End

TOTAL	586.5	469.0	778.5	1,516.8	782.0

Trading	28.0	26.1	40.0	97.1	31.9
Non-Trading	585.8	449.9	767.6	1,441.2	807.4
Diversification Effect	(27.4)	(7.0)	(29.1)	(21.5)	(57.3)
Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk, were as set forth below.
Interest Rate Risk
Figures in millions of EUR

		Dec. 31, 2008
	Dec. 31, 2007	Low	Average	High	Period End

Interest Rate Risk
Trading	26.0	22.2	34.4	87.3	29.8
Non-Trading	72.1	62.4	107.1	195.7	154.9
Diversification Effect	(21.4)	(18.3)	(29.0)	(68.7)	(26.9)

TOTAL	76.6	66.2	112.5	214.3	157.7
Foreign Exchange Rate Risk
Figures in millions of EUR

		Dec. 31, 2008
	Dec. 31, 2007	Low	Average	High	Period End

Exchange Rate Risk
Trading	8.7	6.6	15.5	67.6	12.4
Non-Trading	157.8	103.8	273.0	718.6	382.5
Diversification Effect	(8.4)	(6.4)	(15.1)	(64.4)	(12.2)

TOTAL	158.0	104.0	273.4	721.8	382.7

Equity Price Risk
Figures in millions of EUR

		Dec. 31, 2008
	Dec. 31, 2007	Low	Average	High	Period End

Equity Price Risk
Trading	4.7	4.2	6.4	11.4	4.9
Non-Trading	411.3	368.9	609.7	983.9	521.5
Diversification Effect	(4.7)	(4.1)	(6.4)	(11.4)	(4.9)

TOTAL	411.3	368.9	609.7	983.9	521.5
Our daily VaR estimates by activity, were as set forth below.
Figures in millions of EUR

		Dec. 31, 2008
	Dec. 31, 2007	Low	Average	High	Period End

Trading
Interest Rate	26.0	22.2	34.4	87.3	29.8
Exchange Rate	8.7	6.6	15.5	67.6	12.4
Equity	4.7	4.2	6.4	11.4	4.9

TOTAL	28.0	26.1	40.0	97.1	31.9

Non-Trading Interest Rate
Interest Rate	72.1	62.4	107.1	195.7	154.9

Non-Trading Foreign Exchange
Exchange Rate	157.8	103.8	273.0	718.6	382.5

Non-Trading Equity
Equity	411.3	368.9	609.7	983.9	521.5

TOTAL	586.5	469.0	778.5	1,516.8	782.0

Interest Rate	76.6	66.2	112.5	214.3	157.7
Exchange Rate	158.0	104.0	273.4	721.8	382.7
Equity	411.3	368.9	609.7	983.9	521.5

Item 12. Description of Securities Other than Equity Securities.
A. Debt Securities
Not Applicable
B. Warrants and Rights
Not Applicable
C. Other Securities
Not Applicable
D. American Depositary Shares
Not Applicable

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not Applicable
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
A. Not Applicable
B. Not Applicable
C. Not Applicable
D. Not Applicable
E. Not Applicable
Item 15. Controls and Procedures
(a) Evaluation of Disclosure Controls and Procedures
As of December 31, 2008, Banco Santander, S.A., under the supervision and with the participation of its management, including its disclosure committee, its chief executive officer, chief financial officer, and chief accounting officer, performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.
Based on such evaluation, Banco Santander, S.A.’s chief executive officer, chief financial officer and chief accounting officer concluded that Banco Santander, S.A.’s disclosure controls and procedures are effective in ensuring that information Banco Santander, S.A. is required to disclose in the reports it files or submits under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to Banco Santander, S.A.’s management, including its disclosure committee, chief executive officer, chief financial officer and the chief accounting officer, as appropriate to allow timely decisions regarding required disclosures.
(b) Management’s Report on Internal Control over Financial Reporting
The management of Banco Santander, S.A. is responsible for establishing and maintaining an adequate internal control over financial reporting as defined in Rule 13a-15 (f) under the Exchange Act.
Our internal control over financial reporting is a process designed by, or under the supervision of, the Bank’s principal executive and principal financial officers and effected by the Bank’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with generally accepted accounting principles. For Banco Santander, S.A., generally accepted accounting principles refer to the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).
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
Under the supervision and with the participation of the management of the Group, including our chief executive officer, our chief financial officer and our chief accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Enterprise Risk Management — Integrated Framework. Based on this assessment, management believes that, as of December 31, 2008, its internal control over financial reporting was effective based on those criteria.
Our independent auditors have issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2008. This report follows below.

(c) Attestation report of the registered public accounting firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Banco Santander, S.A.:
We have audited the internal control over financial reporting of Banco Santander, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”) as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.
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
In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2008 of the Group and our report dated June 30, 2009 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph stating that the consolidated financial statements referred to above have been prepared in accordance with IFRS-IASB and that, accordingly, the financial information for 2007 and 2006 differ from those contained in the consolidated financial statements filed on Form 20-F for the year ended December 31, 2007, which were prepared in accordance with International Financial Reporting Standards as adopted by the European Union required to be applied under Bank of Spain's Circular 4/2004.
/s/ Deloitte, S.L.
DELOITTE, S.L.
Madrid — Spain
June 30, 2009

(d) Changes in internal controls over financial reporting. There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit committee financial expert
The audit and compliance committee has five members, all of whom are non-executive independent directors (as defined by Article 6.2 c) of the Rules and Regulations of the Board). All members of the audit and compliance committee also meet the independence criteria set by the NYSE for foreign private issuers. Our Rules and Regulations of the Board provide that all members of the audit and compliance must have knowledge, aptitude and experience in the areas of accounting, auditing or risk management. Currently, the chairman of the audit and compliance committee is Luis Ángel Rojo. Our standards for director independence may not necessarily be consistent with, or as stringent as, the standards for director independence established by the NYSE.
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
Item 16C. Principal Accountant Fees and Services
Amounts paid to the firms belonging to the Deloitte worldwide organization, the Group’s principal auditor, for statutory audit and other services were as follows:

	2008	2007	2006
	(in millions of euros)

Audit fees (1)	18.2	15.9	15.6
Audit related fees (2)	10.4	9.9	10.5
Non-audit related fees (excluding tax sevices) (3)	3.4	2.8	3.6
Tax fees (4)	1.9	2.5	1.9
Other fees paid (5)	3.8	3.7	3.3

	37.7	34.8	34.9

(1)
In 2008, €15.9 million was paid for the audit of annual financial statements considering that the Group had the same composition as in the previous year, and €2.3 million was paid for the annual audit of the companies that became part of the Group in this year.

(2)
Comprising €5.9 million in 2008, €6.2 million in 2007 and €6.6 million in 2006 for the audit of internal control pursuant to the requirements of the Sarbanes-Oxley Act and the calculation of regulatory capital (Basel) and €4.5 million in 2008, €3.7 million in 2007 and €3.9 million in 2006 for other reports required by legal regulations issuing from the national supervisory bodies of the countries where the Group does business, notably the semi-annual audits and the reports prepared in compliance with the requirements of the US securities market (other than those required by the Sarbanes-Oxley Act).

(3)	The amounts invoiced for services other than audit which, during the past fiscal year, were principally those relating to securitization processes and preparation of financial studies.

(4)	All tax services have been approved by the Audit and Compliance Committee.

(5)	Amounts invoiced for audits on purchases and other corporate transactions (due diligence).
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
All non-audit services provided by the Group’s principal auditing firm or other auditing firms in 2008 were approved by the audit and compliance committee, and all such non-audit services to be provided in the future will also require approval from the audit and compliance committee.
The audit and compliance committee is regularly informed of all fees paid to the auditing firms by the Group companies.
Item 16D. Exemption from the Listing Standards for Audit Companies
Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table shows the repurchases of shares made by the Bank or any of its Affiliated Purchasers during 2008:

			(c) Total number of	(d) Maximum number (or
			shares (or units)	approximate dollar value) of
	(a) Total number of	(b) Average	purchased as part of	shares (or units) that may yet be
	shares (or units)	price paid per	publicly announced	purchased under the plans or
2008	purchased	share (or unit)	plans or programs	programs
January	82,972,577	€12.16	—	—
February	70,987,893	€11.78	—	—
March	46,982,049	€11.77	—	—
April	64,707,882	€13.36	—	—
May	51,657,440	€13.92	—	—
June	37,713,175	€12.27	—	—
July	40,521,699	€10.97	—	—
August	27,479,450	€11.81	—	—
September	53,050,135	€10.93	—	—
October	74,741,604	€9.43	—	—
November	87,594,691	€6.16	—	—
December	120,127,254	€6.49	—	—
Total	758,535,849
During 2008, all purchases and sales of equity securities were made in open-market transactions.
Item 16F. Changes in Registrant’s Certifying Accountant
Not applicable
Item 16G. Corporate Governance
The following is a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the New York Stock Exchange (“NYSE”) listing standards.
Independence of the directors on the board of directors
Under the NYSE corporate governance rules, a majority of the board of directors must be composed of independent directors, the independence of whom is determined in accordance with highly detailed rules promulgated by the NYSE. Spanish law does not contain any such requirements although there is a non-binding recommendation for listed companies in Spain that the number of independent directors be at least one third of the total size of the Board. Article 42.1 of our By-laws establishes that the shareholders at the general shareholders’ meeting shall endeavor to ensure that independent directors represent at least one-third of the total number of directors. Article 6.1 of the Rules and Regulations of the Board of Directors establishes likewise that the board shall endeavor that the number of independent directors represent at least one-third of all directors. The board of directors of Santander has nine independent directors (out of nineteen directors total), as defined in Article 6.2. c) of the Rules and Regulations of the Board. We have not determined whether or not the directors on the Santander Board would be considered independent under the NYSE rules except in the case of the members of our audit and compliance committee where we have determined that all of them meet the NYSE independence criteria for foreign private issuers. Article 6.2. c) of the Rules and Regulations of the Board defines the concept of an independent director as follows:

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
b) Receive from the Company, or from another Group company, any amount or benefit for something other than director compensation, unless it is immaterial. For purposes of the provisions of this sub-section, neither dividends nor pension supplements that a director receives by reason of the director’s prior professional or employment relationship shall be taken into account, provided that such supplements are unconditional and therefore, the Company paying them may not suspend, modify or revoke the accrual thereof without breaching its obligations.
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
i) Are, as regards a significant shareholder or shareholder represented on the board, in one of the circumstances set forth in letters (i), (v), (vi) or (vii) of this sub-section 2(c). In the event of a kinship relationship set forth in item (vii), the limitation shall apply not only with respect to the shareholder, but also with respect to the related proprietary directors thereof in the affiliate company”.
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

The audit and compliance committee of the board of directors of Santander is composed of five directors. All members are non-executive independent directors and its chairman is independent in accordance with the standards set forth in the previously mentioned Article 6.2. c) of the Rules and Regulations of the Board. These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. Under Spanish law, a majority of the members and the chairman of the audit committee must be non-executive. The composition of the audit and compliance committee is described under “—Audit and compliance committee and appointments and remuneration committee”.
Independence of the directors on the appointments and remuneration committee
In accordance with the NYSE corporate governance rules, all US companies listed on the NYSE must have a compensation committee and a nominating and corporate governance committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Spanish law, these committees are not required, though there is a non-binding recommendation for listed companies in Spain to have these committees and for them to be composed of non-executive directors and chaired by a non-executive independent director. Santander satisfies this non-binding recommendation. The composition of the appointments and remuneration committee is described under “—Audit and compliance committee and appointments and remuneration committee”.
During the fiscal year 2008, none of the members of the appointments and remuneration committee was an executive director, member of senior management or a Bank employee, and no executive director or member of senior management has held a position on the board (or its remuneration committee) of companies that employ members of the appointments and remuneration committee.
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
Code of ethics
Under the NYSE corporate governance rules, all US companies listed on the NYSE must adopt a Code of Business Conduct and Ethics which contains certain required topics. In March 2000, Santander adopted a “General Code of Conduct”, which applies to all members of the boards of the companies of the Group, to all employees subject to the Code of Conduct in the Securities Market, including the Bank’s chairman, chief executive officer, chief financial officer and chief accounting officer, and to all those employees designated by the human resources division that have been specifically informed of their subjection to this General Code of Conduct. On July 28, 2003, the board approved amendments to the General Code of Conduct to conform it to the requirements of Law 44/2002 (November 2, 2002) on reform measures of the financial system. The new Code came into force on August 1, 2003 and replaced the previous one. The General Code of Conduct establishes the principles that guide the actions of officers and directors including ethical conduct, professional standards and confidentiality.
The obligations of directors and the regulations concerning their conflict of interests are governed by the Rules and Regulations of the Board.
As of December 31, 2008, no waivers with respect to the General Code of Conduct had been applied for or granted.
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

PART III
Item 17. Financial Statements
We have responded to Item 18 in lieu of this item.
Item 18. Financial Statements
Reference is made to Item 19 for a list of all financial statements filed as part of this Form 20-F.
Item 19. Exhibits
(a) Index to Financial Statements
(b) List of Exhibits

Exhibit
Number	Description
1.1	By-laws (Estatutos) of Banco Santander, S.A.

1.2	By-laws (Estatutos) of Banco Santander, S.A., (English translation of By-laws set forth in Exhibit 1.1 hereto).

4.1*
Consortium and Shareholders’ Agreement dated May 28, 2007, among the Royal Bank of Scotland Group plc, Banco Santander Central Hispano, S.A., Fortis SA/N.V. and RFS Holdings B.V. (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the Securities and Exchange Commission on July 2, 2007)

4.2
Transaction Agreement dated as of October 13, 2008 by and between Sovereign Bancorp, Inc. and Banco Santander, S.A. (incorporated by reference to Exhibit 2.1 to our Registration Statement on Form F-4, filed with the Securities and Exchange Commission on November 17, 2008)

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
Date: June 30, 2009

INDEX TO FINANCIAL STATEMENTS
(a) Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Banco Santander, S.A.:
We have audited the accompanying consolidated balance sheets of Banco Santander, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”), as of December 31, 2008, 2007 and 2006, and the related consolidated income statements, statements of changes in equity, and cash flow statements for the years then ended. These consolidated financial statements are the responsibility of the Bank’s directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander, S.A. and Companies composing, together with the Bank, the Santander Group as of December 31, 2008, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS-IASB”) (Note 1.b).
The consolidated financial statements referred to above have been prepared in accordance with IFRS-IASB. Accordingly, the financial information for 2007 and 2006 differ from those contained in the consolidated financial statements filed on Form 20-F for the year ended December 31, 2007, which were prepared in accordance with International Financial Reporting Standards as adopted by the European Union required to be applied under Bank of Spain’s Circular 4/2004. See Note 1.b.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Group’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2009 expressed an unqualified opinion on the Group’s internal control over financial reporting.
/s/ Deloitte, S.L.
DELOITTE, S.L.
Madrid-Spain
June 30, 2009

SANTANDER GROUP
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2008, 2007 AND 2006 (NOTES 1 to 4)
(Thousands of Euros)

	Note	2008	2007	2006
ASSETS
CASH AND BALANCES WITH CENTRAL BANKS		45,781,345	31,062,775	13,835,149

FINANCIAL ASSETS HELD FOR TRADING:		151,817,192	158,806,860	170,425,954
Loans and advances to credit institutions	6	5,149,584	12,294,559	14,627,738
Loans and advances to customers	10	684,348	23,704,481	30,582,982
Debt instruments	7	43,895,548	66,330,811	76,736,992
Equity instruments	8	6,272,403	9,744,466	13,490,719
Trading derivatives	9	95,815,309	46,732,543	34,987,523

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:		25,817,138	24,829,441	15,370,682
Loans and advances to credit institutions	6	8,911,906	6,865,073	185,485
Loans and advances to customers	10	8,972,707	8,021,623	7,972,544
Debt instruments	7	5,154,732	7,072,423	4,500,220
Equity instruments	8	2,777,793	2,870,322	2,712,433

AVAILABLE-FOR-SALE FINANCIAL ASSETS:		48,920,306	44,348,907	38,698,299
Debt instruments	7	42,547,677	34,187,077	32,727,454
Equity instruments	8	6,372,629	10,161,830	5,970,845

LOANS AND RECEIVABLES:		699,614,727	579,523,720	544,045,591
Loans and advances to credit institutions	6	64,730,787	38,482,972	54,943,833
Loans and advances to customers	10	617,231,380	539,372,409	488,479,988
Debt instruments	7	17,652,560	1,668,339	621,770

HELD-TO-MATURITY INVESTMENTS		—	—	—

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	2,402,736	297,131	(259,254)

HEDGING DERIVATIVES	11	9,698,132	3,063,169	2,987,964

NON-CURRENT ASSETS HELD FOR SALE	12	9,267,486	10,156,429	327,384

INVESTMENTS:		1,323,453	15,689,127	5,006,109
Associates	13	1,323,453	15,689,127	5,006,109
Jointly controlled entities		—	—	—

INSURANCE CONTRACTS LINKED TO PENSIONS	14	2,446,989	2,525,550	2,604,535

REINSURANCE ASSETS	15	458,388	309,774	261,873

TANGIBLE ASSETS:		8,501,552	9,459,033	10,110,996
Property, plant and equipment-		7,630,935	8,998,308	9,736,449
For own use	16	5,664,616	4,287,612	5,284,177
Leased out under an operating lease	16	1,966,319	4,710,696	4,452,272
Investment property	16	870,617	460,725	374,547

INTANGIBLE ASSETS:		20,623,267	16,033,042	16,956,841
Goodwill	17	18,836,199	13,830,708	14,512,735
Other intangible assets	18	1,787,068	2,202,334	2,444,106

TAX ASSETS:		16,953,613	12,698,072	9,856,053
Current		2,309,465	1,845,310	699,746
Deferred	27	14,644,148	10,852,762	9,156,307

OTHER ASSETS:	19	6,005,226	4,111,941	3,644,539
Inventories		620,774	231,734	143,354
Other		5,384,452	3,880,207	3,501,185

TOTAL ASSETS		1,049,631,550	912,914,971	833,872,715

LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING:		136,620,235	123,398,293	124,595,725
Deposits from central banks	20	9,109,857	—	—
Deposits from credit institutions	20	26,841,854	23,254,111	39,690,713
Customer deposits	21	4,896,065	27,992,480	16,572,444
Marketable debt securities	22	3,569,795	17,090,935	17,522,108
Trading derivatives	9	89,167,433	49,447,533	39,337,398
Short positions	9	3,035,231	5,613,234	11,473,062
Other financial liabilities		—	—	—

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS:		28,639,359	39,718,002	12,411,328
Deposits from central banks	20	4,396,901	6,562,328	—
Deposits from credit institutions	20	9,733,268	12,207,579	—
Customer deposits	21	9,318,117	10,669,058	273,079
Marketable debt securities	22	5,191,073	10,279,037	12,138,249
Subordinated liabilities		—	—	—
Other financial liabilities		—	—	—

FINANCIAL LIABILITIES AT AMORTIZED COST:		770,007,599	646,411,202	605,419,575
Deposits from central banks	20	9,211,957	22,185,751	16,529,557
Deposits from credit institutions	20	70,583,533	48,687,539	56,817,791
Customer deposits	21	406,015,268	316,744,981	314,102,247
Marketable debt securities	22	227,642,422	205,916,716	174,082,460
Subordinated liabilities	23	38,873,250	36,192,737	31,091,149
Other financial liabilities	24	17,681,169	16,683,478	12,796,371

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	440,136	(516,725)	—

HEDGING DERIVATIVES	11	5,957,611	4,134,571	3,493,849

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		49,688	63,420	—

LIABILITIES UNDER INSURANCE CONTRACTS	15	16,849,511	13,033,617	10,704,258

PROVISIONS:		17,736,259	16,570,899	19,226,513
Provisions for pensions and similar obligations	25	11,198,117	11,819,748	14,014,305
Provisions for taxes and other legal contingencies	25	2,363,706	1,715,967	1,884,305
Provisions for contingent liabilities and commitments	25	678,584	636,316	598,735
Other provisions	25	3,495,852	2,398,868	2,729,168

TAX LIABILITIES:	27	5,768,665	6,156,365	4,539,051
Current		2,304,599	2,412,133	761,529
Deferred		3,464,066	3,744,232	3,777,522

OTHER LIABILITIES	26	7,560,995	6,387,176	6,410,114

TOTAL LIABILITIES		989,630,058	855,356,820	786,800,413

EQUITY
SHAREHOLDERS’ EQUITY:	30	65,886,582	54,477,846	41,980,802
Capital or endowment fund	31	3,997,030	3,127,148	3,127,148
Registered		3,997,030	3,127,148	3,127,148
Less: Uncalled capital		—	—	—
Share premium	32	28,103,802	20,370,128	20,370,128
Reserves	33	20,868,406	16,371,430	12,289,480
Accumulated reserves (losses)	33	21,158,869	15,475,993	11,491,670
Reserves (losses) of entities accounted for using the equity method	33	(290,463)	895,437	797,810
Other equity instruments:	34	7,155,566	7,086,881	62,118
Equity component of compound financial instruments		—	—	12,118
Other		7,155,566	7,086,881	50,000
Less: Treasury shares	34	(421,198)	(192)	(126,801)
Profit for the year attributable to the Parent		8,876,414	9,060,258	7,595,947
Less: Dividends and remuneration		(2,693,438)	(1,537,807)	(1,337,218)

VALUATION ADJUSTMENTS:		(8,299,696)	722,036	2,870,757
Available-for-sale financial assets	29	79,293	1,393,202	2,225,886
Cash flow hedges	29	(309,883)	(31,051)	49,252
Hedges of net investments in foreign operations	29	1,467,289	638,474	(173,503)
Exchange differences	29	(9,424,871)	(1,276,749)	711,685
Non-current assets held for sale		36,878	—	—
Entities accounted for using the equity method	29	(148,402)	(1,840)	57,437
Other valuation adjustments		—	—	—

MINORITY INTERESTS:	28	2,414,606	2,358,269	2,220,743
Valuation adjustments		(371,310)	(73,622)	62,870
Other		2,785,916	2,431,891	2,157,873

TOTAL EQUITY		60,001,492	57,558,151	47,072,302

TOTAL LIABILITIES AND EQUITY		1,049,631,550	912,914,971	833,872,715

MEMORANDUM ITEMS:
CONTINGENT LIABILITIES	35	65,323,194	76,216,585	58,769,309
CONTINGENT COMMITMENTS	35	131,725,006	114,676,563	103,249,430
The accompanying Notes 1 to 55 and Exhibits are an integral part of the consolidated balance sheets at December 31, 2008, 2007 and 2006.

SANTANDER GROUP
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (NOTES 1 to 4)
(Thousands of Euros)

		(Debit) Credit
	Note	2008	2007 (*)	2006 (*)

Interest and similar income	38	56,207,656	46,312,705	37,239,602
Interest expense and similar charges	39	(38,035,863)	(31,359,417)	(25,118,665)
INTEREST INCOME / (CHARGES)		18,171,793	14,953,289	12,120,937
Income from equity instruments	40	552,809	422,618	412,714
Income from companies accounted for by the equity method	41	797,300	441,457	426,921
Fee and commission income	42	9,942,097	9,479,986	8,288,580
Fee and commission expense	43	(1,491,491)	(1,439,811)	(1,264,385)
Gains/losses on financial assets and liabilities (net)	44	2,963,672	2,331,696	2,062,471
Held for trading		556,452	1,396,349	1,807,380
Other financial instruments at fair value through profit or loss		607,309	125,774	(109,928)
Financial instruments not measured at fair value through profit or loss		1,804,450	909,919	416,782
Other		(4,539)	(100,346)	(51,763)
Exchange differences (net)	45	579,827	650,734	96,635
Other operating income		9,440,461	6,741,246	6,076,845
Income from insurance and reinsurance contracts issued	46	8,385,788	5,529,987	4,766,041
Sales and income from the provision of non-financial services	46	586,872	771,027	734,602
Other	46	467,801	440,232	576,202
Other operating expenses		(9,232,417)	(6,503,829)	(5,839,785)
Expenses of insurance and reinsurance contracts	46	(8,134,199)	(5,300,054)	(4,574,911)
Changes in inventories	46	(469,154)	(618,955)	(615,689)
Other	46	(629,064)	(584,820)	(649,185)
TOTAL INCOME		31,724,051	27,077,386	22,380,933
Administrative expenses		(11,979,348)	(11,018,329)	(9,969,171)
Personnel expenses	47	(6,963,855)	(6,551,201)	(5,967,873)
Other general expenses	48	(5,015,493)	(4,467,128)	(4,001,298)
Depreciation and amortization	16 and 18	(1,269,527)	(1,267,880)	(1,146,547)
Provisions (net)	25	(1,699,114)	(1,023,563)	(1,079,337)
Impairment losses on financial assets (net)		(6,345,433)	(3,502,604)	(2,480,993)
Loans and receivables	10	(5,964,405)	(3,496,058)	(2,483,862)
Other financial instruments not measured at fair value through profit or loss	8	(381,028)	(6,546)	2,869
Impairment losses on other assets (net)		(1,049,704)	(1,548,610)	(20,781)
Goodwill and other intangible assets	17 and 18	(983,929)	(1,162,872)	(12,811)
Other assets		(65,775)	(385,738)	(7,970)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	49	118,046	1,815,867	352,120
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations	50	1,730,781	642,974	959,162
OPERATING PROFIT / (LOSS) BEFORE TAX		11,229,752	11,175,241	8,995,386
Income tax	27	(1,884,223)	(2,335,686)	(2,254,598)
PROFIT FROM CONTINUING OPERATIONS		9,345,529	8,839,555	6,740,788
PROFIT/(LOSS) FROM DISCONTINUED OPERATIONS (Net)	37	(13,115)	796,595	1,504,965
CONSOLIDATED PROFIT FOR THE YEAR		9,332,414	9,636,150	8,245,753
Profit attributable to the Parent		8,876,414	9,060,258	7,595,947
Profit attributable to minority interests	28	456,000	575,892	649,806
EARNINGS PER SHARE
From continuing and discontinued operations
Basic earnings per share (euros)		1.2207	1.3320	1.1334
Diluted earnings per share (euros)		1.2133	1.3191	1.1277
From continuing operations
Basic earnings per share (euros)		1.2229	1.2279	0.9442
Diluted earnings per share (euros)		1.2155	1.2160	0.9394

(*)	Reclassified in order to reflect the operations classified as discontinued in 2007 (see Note 37).
The accompanying Notes 1 to 55 and Exhibits are an integral part of the consolidated income statements for the years ended December 31, 2008, 2007 and 2006.

SANTANDER GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (NOTES 1 to 4)
(Thousands of Euros)
CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

	2008	2007	2006

CONSOLIDATED PROFIT FOR THE YEAR	9,332,414	9,636,150	8,245,753

OTHER RECOGNIZED INCOME AND EXPENSE	(9,319,420)	(2,285,213)	(358,351)
Available-for-sale financial assets:	(2,043,666)	(766,544)	140,839
Revaluation gains/(losses)	(3,539,079)	851,460	1,478,325
Amounts transferred to income statement	1,571,044	(1,618,004)	(1,337,486)
Other reclassifications	(75,631)	—	—
Cash flow hedges:	(374,700)	(185,603)	18,317
Revaluation gains/(losses)	(479,905)	(170,537)	31,864
Amounts transferred to income statement	15,060	(15,066)	(13,547)
Amounts transferred to the initial carrying amount of hedged items	—	—	—
Other reclassifications	90,145	—	—
Hedges of net investments in foreign operations:	828,815	811,977	211,103
Revaluation gains/(losses)	828,815	811,977	211,103
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Exchange differences:	(8,423,459)	(2,062,211)	(902,350)
Revaluation gains/(losses)	(8,640,444)	(2,122,207)	(905,514)
Amounts transferred to income statement	216,985	59,996	3,164
Other reclassifications	—	—	—
Non-current assets held for sale:	36,878	—	—
Revaluation gains/(losses)	—	—	—
Amounts transferred to income statement	—	—	—
Other reclassifications	36,878	—	—
Actuarial gains/(losses) on pension plans	—	—	—
Entities accounted for using the equity method:	(146,562)	(59,277)	57,437
Revaluation gains/(losses)	(149,073)	(59,277)	57,437
Amounts transferred to income statement	43,728	—	—
Other reclassifications	(41,217)	—	—
Other recognized income and expense	—	—	—
Income tax	803,274	(23,555)	116,303

TOTAL RECOGNIZED INCOME AND EXPENSE	12,994	7,350,937	7,887,402
Attributable to the Parent	(145,318)	6,911,537	7,389,607
Attributable to minority interests	158,312	439,400	497,795
The accompanying Notes 1 to 55 and Exhibits are an integral part of the consolidated statements of changes in equity
(consolidated statement of recognized income and expense) for the years ended December 31, 2008, 2007 and 2006.

SANTANDER GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (NOTES 1 to 4) (Continued)
(Thousands of Euros)
CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

	Equity Attributable to the Parent
	Shareholders’ Equity
			Reserves
				Reserves
				(Losses) of			Profit for
				Entities			the Year
			Accumulated	Accounted for	Other	Less:	Attributable	Less:	Total
		Share	Reserves	using the	Equity	Treasury	to the	Dividends and	Shareholders’	Valuation		Minority	Total
	Capital	Premium	(Losses)	Equity Method	Instruments	Shares	Parent	Remuneration	Equity	Adjustments	Total	Interests	Equity

Ending balance at 31/12/07 (*)	3,127,148	20,370,128	15,475,993	895,437	7,086,881	(192)	9,060,258	(1,537,807)	54,477,846	722,036	55,199,882	2,358,269	57,558,151
Adjustments due to changes in accounting policy	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments made to correct errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted beginning balance	3,127,148	20,370,128	15,475,993	895,437	7,086,881	(192)	9,060,258	(1,537,807)	54,477,846	722,036	55,199,882	2,358,269	57,558,151
Total recognized income and expense	—	—	—	—	—	—	8,876,414	—	8,876,414	(9,021,732)	(145,318)	158,312	12,994
Other changes in equity	869,882	7,733,674	5,682,876	(1,185,900)	68,685	(421,006)	(9,060,258)	(1,155,631)	2,532,322	—	2,532,322	(101,975)	2,430,347
Capital increases	869,882	7,907,651	(134,197)	—	—	—	—	—	8,643,336	—	8,643,336	73,975	8,717,311
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	—	—	107,644	—	—	—	107,644	—	107,644	—	107,644
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(4,070,179)	—	—	—	—	(1,155,631)	(5,225,810)	—	(5,225,810)	(240,620)	(5,466,430)
Transactions involving own equity instruments (net)	—	—	12,249	—	—	(421,006)	—	—	(408,757)	—	(408,757)	—	(408,757)
Transfers between equity items	—	(173,977)	10,421,154	(1,185,900)	(1,019)	—	(9,060,258)	—	—	—	—	—	—
Increases/(Decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity-instrument-based payments	—	—	—	—	(37,940)	—	—	—	(37,940)	—	(37,940)	—	(37,940)
Other increases/(decreases) in equity	—	—	(546,151)	—	—	—	—	—	(546,151)	—	(546,151)	64,670	(481,481)
Ending balance at 31/12/08	3,997,030	28,103,802	21,158,869	(290,463)	7,155,566	(421,198)	8,876,414	(2,693,438)	65,886,582	(8,299,696)	57,586,886	2,414,606	60,001,492
The accompanying Notes 1 to 55 and Exhibits are an integral part of the consolidated statements of changes in equity (statement of changes in total equity) for the years ended December 31, 2008, 2007 and 2006.

SANTANDER GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (NOTES 1 to 4) (Continued)
(Thousands of Euros)
CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

	Equity Attributable to the Parent
	Shareholders’ Equity
			Reserves
				Reserves
				(Losses) of			Profit for
				Entities			the Year
			Accumulated	Accounted for	Other	Less:	Attributable	Less:	Total
		Share	Reserves	using the	Equity	Treasury	to the	Dividends and	Shareholders’	Valuation		Minority	Total
	Capital	Premium	(Losses)	Equity Method	Instruments	Shares	Parent	Remuneration	Equity	Adjustments	Total	Interests	Equity

Ending balance at 31/12/06	3,127,148	20,370,128	11,491,670	797,810	62,118	(126,801)	7,595,947	(1,337,218)	41,980,802	2,870,757	44,851,559	2,220,743	47,072,302
Adjustments due to changes in accounting policy	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments made to correct errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted beginning balance	3,127,148	20,370,128	11,491,670	797,810	62,118	(126,801)	7,595,947	(1,337,218)	41,980,802	2,870,757	44,851,559	2,220,743	47,072,302
Total recognized income and expense	—	—	—	—	—	—	9,060,258	—	9,060,258	(2,148,721)	6,911,537	439,400	7,350,937
Other changes in equity	—	—	3,984,323	97,627	7,024,763	126,609	(7,595,947)	(200,589)	3,436,786	—	3,436,786	(301,874)	3,134,912
Capital increases	—	—	—	—	—	—	—	—	—	—	—	220,356	220,356
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	—	—	7,048,548	—	—	—	7,048,548	—	7,048,548	—	7,048,548
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(3,117,057)	(139,086)	—	—	—	(200,589)	(3,456,732)	—	(3,456,732)	(360,478)	(3,817,210)
Transactions involving own equity instruments (net)	—	—	4,575	—	—	126,609	—	—	131,184	—	131,184	—	131,184
Transfers between equity items	—	—	7,376,694	231,371	(12,118)	—	(7,595,947)	—	—	—	—	—	—
Increases/(Decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity-instrument-based payments	—	—	—	—	—	—	—	—	—	—	—	—	—
Other increases/(decreases) in equity	—	—	(279,889)	5,342	(11,667)	—	—	—	(286,214)	—	(286,214)	(161,752)	(447,966)
Ending balance at 31/12/07	3,127,148	20,370,128	15,475,993	895,437	7,086,881	(192)	9,060,258	(1,537,807)	54,477,846	722,036	55,199,882	2,358,269	57,558,151
The accompanying Notes 1 to 55 and Exhibits are an integral part of the consolidated statements of changes in equity (statement of changes in total equity) for the years ended December 31, 2008, 2007 and 2006.

SANTANDER GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (NOTES 1 to 4) (Continued)
(Thousands of Euros)
CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

	Equity Attributable to the Parent
	Shareholders’ Equity
			Reserves
				Reserves
				(Losses) of			Profit for
				Entities			the Year
			Accumulated	Accounted for	Other	Less:	Attributable	Less:	Total
		Share	Reserves	Using the	Equity	Treasury	to the	Dividends and	Shareholders’	Valuation		Minority	Total
	Capital	Premium	(Losses)	Equity Method	Instruments	Shares	Parent	Remuneration	Equity	Adjustments	Total	Interests	Equity

Ending balance at 31/12/05	3,127,148	20,370,128	8,100,140	603,649	77,478	(53,068)	6,220,104	(1,744,199)	36,701,380	3,077,096	39,778,476	2,848,223	42,626,699
Adjustments due to changes in accounting policy	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments made to correct errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted beginning balance	3,127,148	20,370,128	8,100,140	603,649	77,478	(53,068)	6,220,104	(1,744,199)	36,701,380	3,077,096	39,778,476	2,848,223	42,626,699
Total recognized income and expense	—	—	—	—	—	—	7,595,947	—	7,595,947	(206,339)	7,389,608	497,795	7,887,403
Other changes in equity	—	—	3,391,530	194,161	(15,360)	(73,733)	(6,220,104)	406,981	(2,316,525)	—	(2,316,525)	(1,125,275)	(3,441,800)
Capital increases	—	—	—	—	—	—	—	—	—	—	—	1,642	1,642
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	(31,058)	(31,058)
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	—	—	19,167	—	—	—	19,167	—	19,167	—	19,167
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(2,495,742)	(109,173)	—	—	—	406,981	(2,197,934)	—	(2,197,934)	(160,124)	(2,358,058)
Transactions involving own equity instruments (net)	—	—	9,627	—	—	(73,733)	—	—	(64,106)	—	(64,106)	—	(64,106)
Transfers between equity items	—	—	5,908,268	346,813	(34,977)	—	(6,220,104)	—	—	—	—	—	—
Increases/(Decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity-instrument-based payments	—	—	—	—	—	—	—	—	—	—	—	(1,049,497)	(1,049,497)
Other increases/(decreases) in equity	—	—	(30,623)	(43,479)	450	—	—	—	(73,652)	—	(73,652)	113,762	40,110
Ending balance at 31/12/06	3,127,148	20,370,128	11,491,670	797,810	62,118	(126,801)	7,595,947	(1,337,218)	41,980,802	2,870,757	44,851,559	2,220,743	47,072,302
The accompanying Notes 1 to 55 and Exhibits are an integral part of the consolidated statements of changes in equity (statement of changes in total equity) for the years ended December 31, 2008, 2007 and 2006.

SANTANDER GROUP
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (NOTES 1 to 4)
(Thousands of Euros)

	2008	2007	2006

A. CASH FLOWS FROM OPERATING ACTIVITIES	15,827,165	31,645,675	(3,799,748)

Consolidated profit for the year	9,332,414	9,636,150	8,245,753
Adjustments made to obtain the cash flows from operating activities:	10,254,304	9,603,413	7,736,747
Depreciation and amortization	1,269,527	1,267,880	1,146,547
Other adjustments	8,984,777	8,335,533	6,590,200
Net increase/decrease in operating assets:	70,560,851	47,926,000	72,084,831
Financial assets held for trading	(8,175,164)	(11,285,918)	17,666,031
Other financial assets at fair value through profit or loss	(453,996)	(3,578,501)	1,385,171
Available-for-sale financial assets	(3,249,597)	6,392,745	(35,622,552)
Loans and receivables	79,907,831	53,841,742	86,075,195
Other operating assets	2,531,777	2,555,932	2,580,986
Net increase/decrease in operating liabilities:	68,246,416	63,513,210	53,251,633
Financial liabilities held for trading	11,080,000	(1,197,432)	11,987,168
Other financial liabilities at fair value through profit or loss	(11,078,643)	1,682,061	1,433,731
Financial liabilities at amortized cost	70,455,437	61,529,461	36,947,906
Other operating liabilities	(2,210,378)	1,499,120	2,882,828
Collections/Payments of income tax	(1,445,118)	(3,181,098)	(949,050)

B. CASH FLOWS FROM INVESTING ACTIVITIES	950,026	(21,144,056)	2,503,211

Payments:	4,241,797	26,303,306	7,546,963
Tangible assets	2,737,784	2,797,760	3,380,790
Intangible assets	750,440	1,862,422	1,472,324
Investments	753,573	12,285,132	2,693,849
Subsidiaries and other business units	—	—	—
Non-current assets held for sale and associated liabilities	—	9,357,992	—
Held-to-maturity investments	—	—	—
Other payments related to investing activities	—	—	—
Collections:	5,191,823	5,159,250	10,050,174
Tangible assets	1,509,291	3,496,430	1,957,246
Intangible assets	—	—	—
Investments	44,607	978,584	7,477,594
Subsidiaries and other business units	828,346	—	—
Non-current assets held for sale and associated liabilities	2,809,579	684,236	615,334
Held-to-maturity investments	—	—	—
Other collections related to investing activities	—	—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES	432,327	6,897,537	(1,076,239)

Payments:	14,321,999	17,056,690	12,621,116
Dividends	4,243,021	3,456,732	2,779,334
Subordinated liabilities	1,315,190	2,434,893	3,212,668
Redemption of own equity instruments	—	—	—
Acquisition of own equity instruments	7,842,820	8,473,038	5,722,309
Other payments related to financing activities	920,968	2,692,027	906,805
Collections:	14,754,326	23,954,227	11,544,877
Subordinated liabilities	311,835	8,329,817	5,896,301
Issuance of own equity instruments	7,020,677	—	—
Disposal of own equity instruments	7,421,814	8,599,647	5,648,576
Other collections related to financing activities	—	7,024,763	—
D. EFFECT OF CHANGES IN EXCHANGE RATES	(2,490,948)	(171,530)	121,467
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	14,718,570	17,227,626	(2,251,309)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	31,062,775	13,835,149	16,086,458
G. CASH AND CASH EQUIVALENTS AT END OF YEAR	45,781,345	31,062,775	13,835,149
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF YEAR
Cash	4,407,124	3,292,536	2,870,494
Cash equivalents at central banks	41,374,221	27,770,239	10,964,655
Other financial assets	—	—	—
Less: Bank overdrafts refundable on demand	—	—	—

TOTAL CASH AND CASH EQUIVALENTS AT END OF YEAR	45,781,345	31,062,775	13,835,149

The accompanying Notes 1 to 55 and Exhibits are an integral part of the consolidated cash flow statements for the years ended December 31, 2008, 2007 and 2006.

Santander Group
Notes to the consolidated financial statements
for the years ended December 31, 2008, 2007 and 2006
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
The Group’s consolidated financial statements for 2006 were approved by the shareholders at the Bank’s annual general meeting on June 23, 2007. The Group’s consolidated financial statements for 2007 were approved by the shareholders at the Bank’s annual general meeting on June 21, 2008. On June 19, 2009, the ordinary general shareholders meeting of the Bank, approved, among other resolutions, the 2008 consolidated financial statements of the Group.

b)	Basis of presentation of the consolidated financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January 2005 in conformity with the International Financial Reporting Standards (“IFRSs”) previously adopted by the European Union.

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats.

The Group’s consolidated financial statements for 2008, 2007 and 2006 were formally prepared by the Bank’s directors (at the board meeting on March 23, 2009) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2004, and in compliance with IFRS as issued by the International Accounting Standards Board (“IFRS-IASB” and together with IFRS previously adopted by the European Union “IFRS”) using the basis of consolidation, accounting policies and measurement bases set forth in Note 2 to these consolidated financial statements and, accordingly, they present fairly the Group’s equity and financial position at December 31, 2008, 2007 and 2006 and the consolidated results of its operations, the changes in the consolidated equity and the consolidated cash flows in 2008, 2007 and 2006. These consolidated financial statements were prepared from the individual accounting records of the Bank and of each of the companies composing the Group, and include the adjustments and reclassifications required to unify the accounting policies and measurement bases applied by the Group.

The notes to the consolidated financial statements contain supplementary information to that presented in the consolidated balance sheet, consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement. The notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these financial statements.

All accounting policies and measurement bases with a material effect on the consolidated financial statements were applied in their preparation.

Adoption of new standards and interpretations

The following interpretations and amendments to standards came into force in 2008:
•	IFRIC 11 IFRS 2 — Group and Treasury Share Transactions: in accordance with this interpretation, treasury share-based payment transactions must be accounted for as equity-settled, regardless of how the equity instruments needed are obtained.

•	IFRIC 14 IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction: this interpretation provides general guidance on how to ascertain the limit in IAS 19, Employee Benefits, on the amount of the surplus that can be recognized as an asset. It also explains how pension assets or liabilities can be affected when there is a statutory or contractual minimum funding requirement and establishes that the entity needs to recognize an additional liability if it has a contractual obligation to make additional contributions to the plan and its capacity to recover them is restricted. The interpretation standardizes the practice and ensures that the entities recognize an asset in relation to a surplus on a consistent basis.

•	IFRIC 12 Service Concession Arrangements: owing to the nature of this interpretation, following its adoption by the European Union its application did not affect the consolidated financial statements.

•	Amendments to IAS 39 Financial Instruments: Reclassification of financial assets The changes to IAS 39 permit an entity to reclassify non-derivative financial assets out of the ‘fair value through profit or loss’ (FVTPL) and ‘available-for-sale’ (AFS) categories in limited circumstances. Such reclassifications will trigger additional disclosure requirements. The amendments will only permit reclassification of certain non-derivative financial assets recognized in accordance with IAS 39. Financial liabilities, derivatives and financial assets that are designated as at FVTPL on initial recognition under the ‘fair value option’ cannot be reclassified. The amendments therefore only permit reclassification of debt and equity financial assets subject to meeting specified criteria. The amendments do not permit reclassification into FVTPL.

Also, it should be noted that on November 26, 2008 the Bank of Spain approved Circular 6/2008, amending Bank of Spain Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats. The most significant amendment introduced by Bank of Spain Circular 6/2008 relates to the formats of the statements to be presented. Accordingly, the consolidated balance sheet, consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement presented in these consolidated financial statements differ, solely as regards the basis of presentation of certain items and margins, from those presented in the statutory consolidated financial statements of the Group for 2007 and 2006, since they were prepared using the formats contained in the aforementioned Bank of Spain Circular 6/2008. Pursuant to IAS 1, the comparative figures were reclassified.

The main differences between the financial statement formats presented with respect to the formats included in the statutory consolidated financial statements of the Group for 2007 and 2006 are as follows:

Consolidated balance sheet
•	“Other Assets” and “Other Liabilities” group together the balance sheet line items “Prepayments and Accrued Income” and “Other Assets”, and “Accrued Expenses and Deferred Income” and “Other Liabilities”, included in the Group’s consolidated financial statements for 2007 and 2006.

•	The balance of “Equity Having the Substance of a Financial Liability” (because it is not refundable on demand) was transferred to “Financial Liabilities at Amortized Cost” on the liability side of the consolidated balance sheet.

•	A new item included in the valuation adjustments in consolidated equity entitled “Entities Accounted for Using the Equity Method” was created, which includes separately the valuation adjustments recognized in equity originating from associates accounted for using the equity method.

•	Balances with central banks are classified in the corresponding portfolios.
Consolidated income statement
•	A new “Interest income / (charges)” margin is introduced which is calculated as the difference between “Interest and similar income” and “Interest expense and similar charges”. The aforementioned interest currently also includes financial income and expenses from insurance activities and other non-financial activities that used to be presented separately.

•	Income and expenses from the Group’s insurance activity are no longer grouped together as a separate item and are recognized, according to their nature, under the various consolidated income statement items, with the consequent effect on each margin and item in this statement.

•	A new margin entitled “Total Income” is presented which is similar to the former “Gross Income” (now eliminated), except, basically, for the fact that it includes other operating income and expenses, which formerly were not part of gross income, and for the effect of including the interest expenses and financial charges from non-financial activities according to their nature.

•	“Sales and income from the provision of non-financial services” and “Cost of sales” are excluded and these items are recognized mainly under “Other operating income” and “Other operating expenses”, respectively.

•	The balance of “Impairment losses (net)” is split into two line items: “Impairment losses on financial assets (net)”, which includes net impairment losses on financial assets other than equity instruments classified as “Investments”; and “Impairment losses on other assets (net)”, which includes the net impairment losses on equity instruments classified as “Investments” and on other non-financial assets.

•	“Net operating income” is eliminated.

•	The line items “Other gains” and “Other losses” are eliminated. They are replaced by the line items: “Gains/(losses) on disposal of assets not classified as non-current assets held for sale” and “Gains/(losses) on non-current assets held for sale not classified as discontinued operations”, which include mainly the balances of the excluded line items mentioned above. The remaining gains or losses which were recognized in the two eliminated line items and are not now included in the aforementioned three new line items have been classified according to their nature in the consolidated income statement.
Statement of changes in equity

The consolidated statement of changes in equity consists of two parts: the consolidated statement of recognized income and expense, which was already presented as a statement under the previous formats, and the consolidated statement of changes in total equity, which includes all the changes in equity previously disclosed in the notes to the financial statements.

Statement of recognized income and expense: the main change affecting the Group is the separate presentation under “Income tax” of the tax effect of the changes in the items recognized directly in equity, except for “Entities accounted for using the equity method”, which is presented net of the related tax effect. Previously, all the items were presented net of the related tax effect.

All accounting policies and measurement bases with a material effect on the 2008 consolidated financial statements were applied in their preparation.

Other regulatory changes

At the date of preparation of these consolidated financial statements, the following standards and interpretations had been published but had not entered into force, because their effective date is subsequent to the date of these financial statements:
•	Amendments to IFRS 1 and IAS 27, Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate: this amendment refers to separate financial statements and, therefore, is not applicable to consolidated financial statements.

•	Amendments to IFRS 2 Share-based Payment: the objective of the amendment are basically to clarify the concepts of vesting conditions and cancellations in share-based payments.

•	Revision of IFRS 3 Business Combinations and Amendment to IAS 27 Consolidated and Separate Financial Statements: introduce significant changes in several matters relating to accounting for business combinations. These changes include most notably the following: acquisition costs must be expensed, rather than recognized as an increase in the cost of the business combination; in step acquisitions the acquirer must remeasure at fair value the investment held prior to the date that control is obtained; and there is an option to measure at fair value the minority interests of the acquiree, as opposed to the single current treatment of measuring them as the proportionate share of the fair value of the net assets acquired. Since the standard will be applied prospectively, in general the directors do not expect significant modifications to arise in connection with the business combinations performed.

•	Amendment to IFRS 7 Financial Instruments: the objective of the amendment is basically improving disclosures about financial instruments. The amendments require enhanced disclosures about fair value measurements and liquidity risk, such as:
•	Clarify that the existing IFRS 7 fair value disclosures must be made separately for each class of financial instrument.

•	Add disclosure of any change in the method for determining fair value and the reasons for the change.

•	Establish a three-level hierarchy for making fair value measurements.

•	Add disclosure, for each fair value measurement in the statement of financial position, of which level in the hierarchy was used and any transfers between levels, with additional disclosures whenever level 3 is used including a measure of sensitivity to a change in input data.

•	Clarify that the current maturity analysis for non-derivative financial instruments should include issued financial guarantee contracts.

•	Add disclosure of a maturity analysis for derivative financial liabilities

•	IFRS 8 Operating Segments: this standard replaces IAS 14. A management approach is adopted for reporting on the financial performance of the business segments. The information to be reported will be that used internally by management to assess the performance of the segments and to allocate resources among them.

•	Revision of IAS 1 Presentation of Financial Statements: introduces certain changes in the presentation of financial statements. The statement of changes in equity will only include changes in equity arising from transactions with owners acting in their capacity as owners. As regards “non-owner” changes (e.g. transactions with third parties or income and expenses recognized directly in equity), the revised standard provides the option of presenting income and expense items and components of other comprehensive income either in a single statement of comprehensive income with subtotals or in two separate statements (a separate income statement followed by a statement of recognized income and expense). IAS 1 also introduces new reporting requirements when the entity applies a change in accounting policy retrospectively, makes a restatement or reclassifies items in previously issued statements.

•	Revision of IAS 23 Borrowing Costs: the option of the immediate recognition as an expense of the borrowing costs relating to assets that take a substantial period of time to get ready for use or sale is eliminated and, therefore, these borrowing costs must be capitalized.

•	Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements: the amendments will permit certain financial instruments, whose features include that of being redeemable, to be classified as equity, provided that they meet certain criteria including that of being the most subordinated class, and provided that they evidence a residual interest in the net assets of the entity.

•	Amendments to IAS 39 Financial Instruments: Recognition and Measurement: the objectives of the amendment is to establish that inflation may only be designated as a hedged item if it is a contractually specified portion of the cash flows to be hedged, also that only the intrinsic value and not the time value of a purchased option may be used as a hedging instrument.

•	Amendment to IAS 39 & IFRIC 9. Clarify the accounting treatment of embedded derivatives for entities that make use of the reclassification amendment issued by the IASB.. The reclassification amendment allows entities to reclassify particular financial instruments out of the ‘fair value through profit or loss’ category in specific circumstances. These amendments to IFRIC 9 and IAS 39 clarify that on reclassification of a financial asset out of the ‘fair value through profit or loss’ category, all embedded derivatives have to be assessed and, if necessary, separately accounted for in financial statements.

•	Improvements to IFRS 2008 and 2009: The improvement process is designed to make necessary, but non-urgent, amendments to IFRSs. The first standard published in 2008 under the IASB’s annual improvements process includes 35 amendments and the 2009 improvement Standard incorporates amendments to 12 IFRSs. A great part of the amendments consist on minor modifications that are not likely to have a big effect on the accounting of the Group except from:
•	Amendment to IAS 17 — Leases: the objective of the amendment is basically to remove the specific guidance on classifying land as a lease so that only the general guidance remains.

•	Amendment to IAS 36 — Impairment of Assets: the objective of the amendment is basically to clarify that the largest unit permitted for allocating goodwill acquired in a business combination is the operating segment, as defined in IFRS 8 before aggregation for reporting purposes. This may have a significant impact on entities that have performed their annual impairment test on an aggregated basis. Impairments may be identified as a result of this amendment.

•	Amendment to IAS 39 — Financial Instruments: Recognition and Measurement: the objectives of the amendment are basically:
•	Clarify that a prepayment option is considered closely related to the host contract when the exercise price of a prepayment option reimburses the lender up to the approximate present value of lost interest for the remaining term of the host contract. Prepayment penalties previously identified as embedded derivatives may no longer be required to be accounted as such as they are now considered closely related to the host contract

•	Clarify that the scope exemption for contracts between an acquirer and a vendor in a business combination to buy or sell an acquire at a future date, applies only to binding forward contracts, and not derivative contracts where further actions by either party are still to be taken.

•	Clarify that gains or losses on cash flow hedges of a forecast transaction that subsequently results in the recognition of a financial instrument or on cash flow hedges of recognized financial instruments should be reclassified in the period that the hedged forecast cash flows affect profit or loss.
•	Amendment to IFRS 2 Share-based Payment that clarify the accounting for group cash-settled share-based payment transactions. The amendment clarifies how an individual subsidiary in a group should account for some share-based payment arrangements in its own financial statements. In these arrangements, the subsidiary receives goods or services from employees or suppliers but its parent or another entity in the group must pay those suppliers. The amendments to IFRS 2 also incorporate guidance previously included in IFRIC 8 Scope of IFRS 2 and IFRIC 11 IFRS 2—Group and Treasury Share Transactions. As a result, IFRIC 8 and IFRIC 11 will be withdrawn.

•	IFRIC 13 Customer Loyalty Programs: due to the nature of this interpretation, the application thereof will not have a material effect on the consolidated financial statements.

•	IFRIC 15 Agreements for the Construction of Real Estate: this interpretation clarifies the recognition of revenue and expenses associated with the construction of real estate.

•	IFRIC 16 Hedges of a Net Investment in a Foreign Operation: this interpretation clarifies the following matters: firstly, the exposure to foreign exchange differences between the functional currency of the foreign operation and the presentation currency of the parent cannot be designated as a hedged risk, and only the foreign currency exposure arising between the functional currency of the parent and that of its foreign operation qualifies for hedge accounting; secondly, the hedging instrument used to hedge the net investment may be held by any entity within the group, not necessarily by the parent of the foreign operation; and, lastly, it addresses how an entity should determine the amounts to be reclassified from equity to profit or loss on disposal of the foreign operation.

•	IFRIC 17 Distributions of Non-cash Assets to Owners: this interpretation addresses the accounting treatment of the distribution of non-cash assets to owners (“dividends in kind”), although its scope does not include distributions of assets within a group or between jointly controlled entities. The interpretation requires an entity to measure the dividend payable at the fair value of the assets to be distributed and to recognize any difference with respect to the carrying amount of the asset in profit or loss.

•	IFRIC 18 Transfer of assets from customers: clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant, and equipment (or cash that must be used to acquire or construct it) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services (such as a supply of electricity, gas or water).

The Group does not expect the application of the above-mentioned standards and interpretations to have a material effect on the consolidated financial statements taken as a whole.
In light of the exceptional circumstances that arose in the financial markets, mainly in the second half of 2008, European governments undertook to preserve the stability of the international financial system. The main objectives of these measures were as follows: to ensure the appropriate liquidity conditions for the operation of financial institutions; to facilitate financial institutions’ access to financing; to establish the mechanisms required to permit, where appropriate, the provision of additional capital resources to the financial institutions in order to ensure the proper performance of the economy; to guarantee that accounting regulations are sufficiently flexible so as to take into account the exceptional circumstances in the market; and to strengthen and improve the mechanisms for coordination among European countries. Within this general framework, in the last quarter of 2008 the following measures were approved in Spain:
•	Royal Decree-Law 6/2008, of October 10, creating the Fund for the Acquisition of Financial Assets (“FAAF”), and Ministry of Economy and Finance Order EHA/3118/2008, of October 31, implementing the aforementioned Royal Decree-Law. The purpose of the FAAF is to use Public Treasury money and market criteria to acquire, by means of the auction procedure, financial instruments issued by Spanish credit institutions and securitization special-purpose vehicles, backed by loans granted to individuals, companies and non-financial entities.

•	Royal Decree-Law 7/2008, of October 13, on Urgent Economic Measures in relation to the Concerted European Action Plan of the Euro Area Countries, and Ministry of Economy and Finance Order EHA/3364/2008, of November 21, implementing Article 1 of the aforementioned Royal Decree-Law, which includes the following measures, applicable until December 31, 2009. Firstly, the grant of State guarantees for the issues of promissory notes, bonds and debentures launched by credit institutions resident in Spain which meet certain requirements; and, secondly, the exceptional authorization for the Ministry of Economy and Finance to acquire securities, including preferred participating securities and non-voting equity units, issued by credit institutions resident in Spain which need to strengthen their capital and request such acquisition.

c)	Estimates made
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
In the consolidated financial statements estimates were occasionally made by the senior executives of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:
•	The impairment losses on certain assets (see Notes 6, 7, 8, 10, 12, 13, 16, 17 and 18);
•	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations (see Note 25);
•	The useful life of the tangible and intangible assets (see Notes 16 and 18);

•	The measurement of goodwill arising on consolidation (see Note 17); and

•	The fair value of certain unquoted assets (see Notes 7, 8, 9 and 11).
d)	Other matters
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
The status of these matters at the date of preparation of the consolidated financial statements is detailed below:
On April 25, 2002, the Santander Court of First Instance number 1 dismissed in full the claim contesting the resolutions adopted by the shareholders at the general meeting on January 18, 2000. The plaintiff filed an appeal against the judgment. On December 2, 2002, the Cantabria Provincial Appellate Court dismissed the appeal. The Bank appeared as a party to the cassation appeal and filed pleadings with respect to the inadmissibility of the appeal. In the order dated November 4, 2008 the Supreme Court considered the appeal to have been withdrawn in view of the decease of the appellant and the failure to appear of his heirs.

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
On May 29, 2003, the Santander Court of First Instance number 6 dismissed in full the claim contesting the resolutions adopted at the general meeting on June 24, 2002. The plaintiffs filed an appeal against the judgment. On November 15, 2005, the Cantabria Provincial Appellate Court dismissed the appeal in full. The appellants filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment. The Bank appeared as a party to the two appeals and filed pleadings with respect to the inadmissibility thereof. In the order dated September 23, 2008 the Supreme Court refused leave to proceed with the aforementioned appeals.
On November 23, 2007, the Santander Court of First Instance number 7 dismissed in full the claims contesting the resolutions adopted at the general meeting on June 21, 2003. An appeal was filed against the judgment. The Court was notified of the decease of one of the appellants and the Court considered his appeal to have been withdrawn on the grounds of his decease and the failure to appear of his heirs. The other three appeals filed are still being processed at the Cantabria Provincial Appellate Court.
On October 28, 2005, the Santander Court of First Instance number 8 dismissed in full the claims contesting the resolutions adopted at the general meeting on June 19, 2004. The plaintiffs filed an appeal against the judgment. In a judgment dated June 28, 2007 the Cantabria Provincial Appellate Court dismissed the appeals in full. Against this judgment the plaintiffs prepared and filed a cassation appeal and an extraordinary appeal on the grounds of procedural infringements. The cassation and extraordinary appeals for procedural infringement filed by one of the appellants were refused leave to proceed due to the death of the appellant and the non-appearance of his heirs. The other two appeals filed are still being processed at the Supreme Court.
On July 13, 2007, the Santander Court of First Instance number 10 dismissed in full the claims contesting the resolutions adopted at the general meeting on June 18, 2005. An appeal was filed against the judgment. In a judgment dated May 14, 2009, the Cantabria Provincial Appellate Court dismissed the appeals in full. Against this judgment the plaintiffs prepared an extraordinary appeal on the grounds of procedural infringements and a cassation appeal.
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

Following the submissions phase, in which the Public Prosecutor’s Office and the Government Lawyer reiterated their petition to have the proceedings dismissed and struck out, based on the class accusation filed by the Association for the Defense of Investors and Customers, on October 6, 2004 the Court ordered commencement of a trial against the chairman of the Bank and three executives.
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
A cassation appeal was filed against the aforementioned order by the Association for the Defense of Investors and Customers and “Iniciativa per Catalunya Verds” and, following the opposition by the Public Prosecutor’s Office, the Government Lawyer and the remaining appearing parties, it was dismissed by a Supreme Court Decision handed down on December 17, 2007.
In an interlocutory order of April 15, 2008, the Supreme Court dismissed the request filed by the Association for the Defense of Investors and Customers for the decision handed down in the judgment of December 17, 2007 to be set aside.
e)	Information relating to 2007 and 2006
The information relating to 2007 and 2006 contained in these notes to the consolidated financial statements does not constitute the Group’s statutory consolidated financial statements for those years.
As indicated in Note 1-b above, the comparative information was modified to adapt its presentation to the presentation formats of the main financial statements established in Bank of Spain Circular 6/2008, of November 26.
f)	Capital management
The Group’s capital management is performed at regulatory and economic levels.
Regulatory capital management is based on the analysis of the capital base and the capital ratios using the criteria of Bank of Spain Circular 3/2008. The aim is to achieve a capital structure that is as efficient as possible in terms of both cost and compliance with the requirements of regulators, ratings agencies and investors. Active capital management includes securitizations, sales of assets, preference and subordinated issues of equity instruments and hybrid instruments.
From an economic standpoint, capital management seeks to optimize value creation at the Group and at its different business units. To this end, the economic capital, RORAC (return on risk-adjusted capital) and value creation data for each business unit are generated, analyzed and reported to the management committee on a quarterly basis. Within the framework of the internal capital adequacy assessment process (Pillar 2 of the Basel Capital Accord), the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in different economic scenarios, with the solvency levels agreed upon by the Group.
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

Royal Decree 216/2008, of February 15, on the capital of financial institutions was published on February 16, 2008. A series of amendments were previously introduced to Law 13/1985, of May 25, on investment ratios, capital and reporting requirements of financial intermediaries. The main purpose of these new regulations is to transpose into Spanish law Directive 2006/48/EC and Directive 2006/49/EC which, in turn, transpose into Community law the New Basel Capital Accord (“Basel II”- BIS II).
Bank of Spain Circular 3/2008 on the calculation and control of minimum capital requirements came into force on June 11. This Circular completes the transposition into Spanish legislation of the guidelines on capital requirements established by the Basel Committee on Banking Supervision (BIS II), after their adoption by the European Union. This Circular replaced Circular 5/1993, of the same name, which had been in force until that date.
The main new developments introduced by the new Circular as regards capital requirements (Pillar 1) relate to the possibility of using internal ratings and models (IRB approach) to calculate the risk-weighted exposures, and to the inclusion of operational risk in these exposures. The objective is to render the regulatory requirements more sensitive to the risks actually borne by the entities in the performance of their business activities.
Also, the new Circular establishes a supervisory review system to improve internal risk management and internal capital adequacy assessment (Pillar 2), and incorporates elements relating to disclosures and market discipline (Pillar 3).
In this connection, on June 25, the Santander Group obtained authorization from the Bank of Spain to adopt the internal ratings-based approach (IRB) for calculating the capital requirements for credit risk of Banco Santander (the Parent), Banesto and Abbey, in conjunction with the UK Financial Services Authority (FSA) in the case of Abbey. Additionally, the acquisition of Alliance & Leicester by the Santander Group led to the inclusion of new portfolios under the advanced approach, since prior to the acquisition this entity had obtained the related supervisory approval for the use of internal risk models. The Group expects to obtain the approval of the advanced approaches of its Portuguese subsidiary Santander Totta in the course of 2009.
At year-end these entities represented a substantial portion of the significant net credit risk exposure at consolidated level. The Santander Group has undertaken with the Bank of Spain to gradually apply, in the coming years, the internal models for determining capital for credit risk at substantially all the Group’s banks, until it reaches coverage levels of close to 100% of net loan portfolio exposure under IRB models. This entire process will be validated in a coordinated manner between the Bank of Spain and the supervisors of each country in which the Group has an international presence, mainly Europe and the US.
The Bank of Spain valued particularly highly the efforts made in the implementation of advanced approaches, and indicated that this implementation had been possible due both to the robust and consistent technological platforms, advanced internal model methodologies and risk information systems that the Group has had in place for several years and to the high level of integration in management.
The implementation of the new regulatory standards has a positive impact on the Santander Group’s capital ratios, since as a result of the application of internal models the risk-weighted exposure better reflects the levels of capital required on the basis of the risks assumed.
In short, under current legislation, following the €7,195 million capital increase (see Note 31), the Santander Group’s eligible capital amounted to €62,277 million at 2008 year-end, with a cushion of €21,299 million with respect to the minimum capital requirements.
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
It should be noted that from December 31, 2008 to the date on which these financial statements were authorized for issue, the following significant events occurred in the Santander Group:
Acquisition of 75.65% of Sovereign Bancorp
On October 13, 2008, Banco Santander, S.A. (Santander) and Sovereign Bancorp Inc., the parent of Sovereign Bank, announced that Santander would acquire Sovereign through a share exchange. At the date of the announcement Santander held 24.35% of the outstanding ordinary shares of Sovereign. The capital and finance committee of Sovereign, composed of independent directors, requested that Santander consider acquiring the 75.65% of the company that it did not own. The committee assessed the transaction and recommended it to the company’s board of directors.
Under the terms of the definitive transaction agreement, which was unanimously approved by the non-Santander directors of Sovereign and by the executive committee of Santander, Sovereign shareholders will receive 0.2924 Banco Santander American Depository Shares (ADSs) for every 1 ordinary Sovereign share they own (or 1 Banco Santander ADS for every 3.42 Sovereign shares). Based on the closing price of Santander ADSs on Friday, October 10, 2008, the transaction had an aggregate value of approximately USD 1,900 million (€1,400 million), or USD 3.81 per share, and met Santander’s criteria for acquisitions, both strategically, by significantly enhancing the geographical diversification of the Group, and financially, with a projected net profit for Sovereign of USD 750 million in 2011.
On January 26, 2009, Banco Santander held an extraordinary general meeting at which the shareholders approved the capital increase to cater for the acquisition of 75.65% of the US entity Sovereign Bancorp Inc., which was agreed upon in October 2008. The resolution was adopted with the vote of 96.9% of the capital present in person or by proxy.
On January 28, 2009, the shareholders at the general meeting of Sovereign approved the acquisition.
On January 30, 2009, the acquisition of Sovereign was completed and Sovereign became a wholly-owned subsidiary of the Santander Group. The transaction involved the issue of 0.3206 ordinary shares of Banco Santander for each ordinary share of Sovereign (equivalent to the approved exchange of 0.2924 ADSs adjusted for the dilution arising from the capital increase carried out in December 2008). To this end, 161,546,320 ordinary shares were issued for a cash amount (par value plus share premium) of €1,302,063,339.20.
Lehman Brothers (“Lehman”)
On September 15, 2008, the Lehman bankruptcy was made public. Various customers of the Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying security.
On November 12, 2008, the Group announced the implementation of a solution (which was of a strictly commercial, exceptional nature and did not imply any admission of mis-selling) for holders of one of the products sold, Seguro Banif Estructurado, issued by the insurance company Axa Aurora Vida, which had as its underlying security a bond issued and guaranteed by Lehman. The solution involved replacing the Lehman issuer risk with the issuer risk of Santander Group subsidiaries. The exchange period ended on December 23, 2008. As a result of the exchange, at 2008 year-end a loss was recognized under “Gains/losses on financial assets and liabilities (net)” in the consolidated income statement for the difference of €46 million (which was equivalent to €33 million after tax) between the fair value of the bonds received and the bonds delivered in the exchange.
In February 2009, the Group offered a similar solution to other customers affected by the Lehman bankruptcy. The cost of this transaction, before tax, was €143 million (equivalent to €100 million after tax), which was recognized under “Gains/losses on financial assets and liabilities (net)” in the consolidated income statement for 2008.
At the date of this report on Form 20-F, it was known that certain claims had been filed against a Group company in relation to the marketing of the bonds referred to above. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability in relation to the insolvency of Lehman. Accordingly, it was not necessary to recognize any liability in this connection in the consolidated financial statements.

Madoff
The investigation by the US Securities and Exchange Commission (“SEC”) into the alleged fraud of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) took place in December 2008. The exposure of customers of the Group through the subfund Optimal Strategic US Equity (Optimal Strategic) was €2,330 million, of which €2,010 million related to institutional investors and international private banking customers, and the remaining €320 million were in the investment portfolios of the Group’s private banking customers in Spain.
On January 27, 2009, the Group announced its decision to offer a solution to those of its private banking customers who had invested in Optimal Strategic and had been affected by the alleged fraud. This solution, which was applied to the principal amount invested, net of redemptions, totalled €1,380 million. It consisted of a replacement of assets whereby the private banking customers could exchange their investments in Optimal Strategic US for preferred participating securities to be issued by the Group for the aforementioned amount, with an annual coupon of 2% and a call option that can be exercised by the issuer in year ten. The pre-tax cost of this transaction for the Group was €500 million, and this amount was recognized under “Gains/losses on financial assets and liabilities (net)” in the consolidated income statement for 2008.
The Group believes it has at all times exercised diligence in the management of its customers’ investments in the Optimal Strategic fund. These products have always been sold in a transparent way pursuant to applicable legislation and established Group procedures and, accordingly, the decision to offer a solution was taken in view of the exceptional circumstances of this case and based solely on commercial reasons, due to the interest the Group has in maintaining its business relationship with these customers.
At the time of the intervention, Madoff Securities was a broker-dealer authorized, registered and supervised by the SEC and was also authorized as an investment advisor by the US Financial Industry Regulatory Authority (FINRA).
As of the date of this report on Form 20-F, it was known that certain claims had been filed in relation to this matter. The Santander Group is currently assessing the advisability of taking the appropriate legal action.
On March 18, 2009, the Group issued the preferred participating securities earmarked for the replacement of assets offered to the private banking customers affected by the fraud perpetrated by Madoff Securities and the bankruptcy of Lehman who were not able to participate in the exchange made on December 23, 2008 referred to earlier in this section. The preferred participating securities have been listed on the London Stock Exchange since March 23, 2009. The level of acceptance of the exchange proposal was 94%.

On May 26, 2009, two funds managed by Optimal Investment Services, a wholly owned indirect subsidiary of Banco Santander, S.A., announced that they had entered into an agreement with Irving H. Picard, the trustee for the liquidation of Madoff Securities. Under the agreement, in exchange for the funds’ payment of the reduced demands, the trustee will allow the funds’ claims in the liquidation proceeding and reduce his clawback demands on the funds. The funds are Optimal Strategic US Equity Limited and Optimal Arbitrage Limited. These are the only Optimal Funds that had customer accounts at Madoff Securities.
The agreement provides that the funds’ claims against Madoff Securities estate would be allowed in their full amounts, calculated on a cash-in, cash-out basis, of $1,540,141,278 and $9,807,768, respectively, and the funds would be entitled to Securities Investor Protection Corporation advances of $500,000 each. The funds will pay 85% of the clawback claims that the trustee has asserted so far against the funds. The payments will total $129,057,095 for Strategic US Equity and $106,323,953 for Arbitrage.
Optimal and Santander would agree not to file any other claims against Madoff Securities estate. The agreement also contains an “equal treatment” provision, so that if the trustee settles similar clawback claims for less than 85%, the funds will receive a rebate of a portion of their payments to equalize the percentages applied to the funds.
The agreement followed the trustee’s investigation of Optimal’s conduct in dealing with Madoff Securities, including a review of Optimal’s documents relating to due diligence conducted by Optimal, in which the Trustee concluded that their conduct does not provide grounds to assert any claim against the Optimal companies or any other entity of the Santander group (other than the clawback claims described above). The funds’ potential clawback liability did not imply any wrongdoing by the funds.
The agreement contains releases of all clawback and other claims the trustee may have against the funds for any matters arising out of the funds’ investments with Madoff Securities. The trustee’s release would apply to all potential claims against other Optimal companies, Santander companies and their investors, directors, officers and employees who agree to release the trustee and the Madoff Securities estate, to the extent the claims arose out of the funds’ dealings with Madoff Securities. It also releases both funds from potential clawback liability for any other withdrawals made by them.
Madoff Securities is currently undergoing liquidation under the Securities Investor Protection Act of 1970 in the United States Bankruptcy Court in New York. Madoff Securities’ principal, Bernard L. Madoff, has pled guilty to conducting probably the largest Ponzi scheme in history. The agreement was approved by the United States Bankruptcy court in New York on June 16, 2009.
Metrovacesa, S.A. (“Metrovacesa”)
On February 20, 2009, certain credit institutions, including Banco Santander, S.A. and Banco Español de Crédito, S.A., entered into an agreement for the restructuring of the debt of the Sanahuja Group, whereby they will receive shares representing 54.75% of the share capital of Metrovacesa in consideration for payment of the Sanahuja Group’s debt.
The aforementioned agreement also envisages the acquisition by the creditor entities of an additional 10.77% of the share capital of Metrovacesa (shares for which the Sanahuja family was granted a call option for four years), which gave rise to an additional disbursement of €214 million for the Group, and other conditions concerning the administration of this company.
Following the execution of the agreement, the Santander Group had an ownership interest of 23.63% in Metrovacesa, S.A., and 5.38% of the share capital was subject to the aforementioned option.
Acquisition of Real Tokio Marine Vida e Previdência
In March 2009 the Santander Brazil Group acquired the 50% of the insurance company Real Tokio Marine Vida e Previdência that it did not already own from Tokio Marine for BRL 678 million (€225 million).
CEPSA
On March 31, 2009, we announced that we reached an agreement with the International Petroleum Investment Company of the Emirate of Abu Dhabi for the sale of our 32.5% stake in CEPSA to the latter, at a price of €33 per share, which would be reduced by the amount of any dividends paid, prior to the closing of the transaction, charged to the 2009 fiscal year. With this transaction, our historical annual return derived from our investment in CEPSA has been 13%. The sale has no impact on Grupo Santander’s earnings.
The transaction is subject to certain conditions which include the obtaining of the appropriate regulatory authorizations and the closing of the related financing.
France Telecom España, S.A. (“France Telecom”)
On April 29, 2009, we announced that we had reached an agreement with the company Atlas Services Nederland BV (a 100%-owned affiliate of France Telecom) on the sale of the 5.01% share package held by Grupo Santander in France Telecom España, S.A. for an amount of €377.6 million.
Banco de Venezuela, S.A. Banco Universal
On May 22, 2009, we announced that we had reached a preliminary agreement for the sale of our stake in Banco de Venezuela to the Republic of Venezuela for $1,050 million.
The parties aim at entering into a definitive agreement and closing the transaction in early July 2009.
i)	Comparative information
As indicated in Note 1-b above, the comparative information was modified to adapt its presentation to the presentation formats of the main financial statements established in Bank of Spain Circular 6/2008, of November 26.

The accompanying consolidated income statement for 2006 differs from the consolidated income statement approved by the Bank’s annual general meeting in that, as a result of the Group’s divestment of the pensions business in Latin America, the results arising from the consolidation of these companies (€116 million) were reclassified for comparison purposes, as stipulated by the accounting standards, from the headings under which they were recorded in the approved consolidated financial statements for 2006 to “Profit from discontinued operations” in the consolidated income statement for 2006 (see Note 37).
In 2008 the Group obtained gains totaling €3,572 million, net of tax, which equaled on amount the extraordinary write-downs. Accordingly, the net gains arising on the sale of the business campus (€586 million, recognized gross under “Gains/losses on disposal of non-current assets held for sale not classified as discontinued operations” — see Note 50), ABN’s liabilities (€741 million, recognized under “Gains/losses on financial assets and liabilities (net)”) and the Italian businesses acquired from ABN (€2,245 million, recognized gross under “Gains/losses on disposal of non-current assets held for sale not classified as discontinued operations” — see Note 50) were allocated to the write-down of the ownership interests in Fortis and The Royal Bank of Scotland (€1,430 million, recognized gross under “Gains/losses on disposal of non-current assets held for sale not classified as discontinued operations”), to the write-down of the intangible assets of Abbey (€904 million, recognized under “Impairment losses on other assets (net)” — see Note 18), to additions to provisions for restructuring costs and for early retirement benefits (€386 million and €382 million, respectively, recognized under “Provisions (net)”), to the amortization of goodwill at the Santander Consumer Finance Group and portfolio write-downs (€295 million) and to other period provisions (€175 million).
Also, the results for 2008 include a full year’s figures for Banco Real (accounted for using the equity method for the first nine months and fully consolidated for the last three), whereas in 2007 Banco Real was only included in the fourth quarter (it was purchased in October), accounted for using the equity method.
The gains arising in 2007 on the disposal of the investment in Intesa Sanpaolo and of the properties in Spain (€566 million and €1,620 million, respectively, recognized under “Gains/losses on disposal of non-current assets held for sale not classified as discontinued operations” and “Gains/losses on disposal of assets not classified as non-current assets held for sale” — see Notes 50 and 49), the proceeds from the divestment of the pensions business in Latin America (€831 million, recognized under “Profit/loss from discontinued operations (net)” — see Note 37) and the gains on the disposal of the investment in Banco Português do Investimento (€107 million, recognized under “Gains/losses on financial assets and liabilities” — see Note 44) equaled in aggregate amount the write-down of the investment in Sovereign (€1,053 million — see Note 13-c), to the write-down of intangible assets (€542 million — see Note 18), to the recognition of special provisions for retirement and pension plans (€317 million — see Note 25) and to other provisions and write-downs (€117 million). Therefore, the gross gains obtained in 2007 (€3,124 million) contributed €950 million, after the aforementioned allocations and net of tax and minority interests, to “Profit attributable to the Parent”.
The gains arising in 2006 on the disposal of the investments in Banco Santander Chile, San Paolo IMI, S.p.A. (San Paolo) and Antena 3 (€270 million, €705 million and €294 million, respectively; see Notes 49 and 50) and on the divestment of Urbis (€1,218 million, recognized under “Profit/loss from discontinued operations” — see Note 37) were allocated to fund a significant portion of the retirement plans detailed in Note 25-c (€716 million), to the re-estimation of the deferred tax assets and liabilities (detailed in Note 2-y) as a result of the reduction in the standard corporation tax rate in Spain (€491 million) and to the recognition of the expense relating to the delivery of 100 Bank shares to each Group employee (€179 million). Accordingly, the gains realized in 2006 (€2,487 million, before tax) contributed €1,014 million, after the aforementioned allocations and net of tax and minority interests, to the profit attributable to the Parent.
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
•
Income and expenses are translated at the average exchange rates for the period for all the transactions performed during the year. When applying this criterion, the Group considers whether there have been significant changes in the exchange rates in the year which, in view of their materiality with respect to the consolidated financial statements taken as a whole, would make it necessary to use the exchange rates at the transaction date rather than the aforementioned average exchange rates.

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
The exchange differences arising on the translation to euros of the financial statements denominated in functional currencies other than the euro are recognized under “Valuation adjustments — Exchange differences” in the consolidated balance sheet, whereas those arising on the translation to euros of the financial statements of entities accounted for using the equity method are recognized under “Valuation adjustments — Entities accounted for using the equity method”, until the related item is derecognized, at which time they are recognized in the consolidated income statement.

iv. Entities located in hyperinflationary economies
None of the functional currencies of the consolidated entities and associates located abroad relate to hyperinflationary economies as defined by the International Financial Reporting Standards as adopted by the European Union. Accordingly, at 2008, 2007 and 2006 year-end it was not necessary to adjust the financial statements of any of the consolidated entities or associates to correct for the effect of inflation.
v. Exposure to foreign currency risk
At December 31, 2008, the Group’s largest exposures on temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the pound sterling and the Brazilian real. At that date, its largest exposures on permanent positions (with a potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the Mexican peso and the Chilean peso. The Group hedges a portion of these permanent positions using foreign exchange derivative financial instruments (see Note 36-a).
At December 31, 2007, the Group’s largest exposures on temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the US dollar and the pound sterling. At that date, its largest exposures on permanent positions (with a potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the Mexican peso and the Chilean peso. The Group hedges a portion of these permanent positions using foreign exchange derivative financial instruments (see Note 36-a).
At December 31, 2006, the Group’s largest exposures on temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the US dollar, the pound sterling and the Chilean peso. At that date, its largest exposure on permanent positions (with a potential impact on equity) were concentrated, in descending order, on the pound sterling, the Brazilian real, the Mexican peso and the Chilean peso. The Group hedges a portion of these permanent positions using foreign exchange derivative financial instruments (see Note 36-a).
The following tables show the sensitivity of consolidated profit and consolidated equity to changes in the Group’s foreign currency positions due to 1% variations in the various foreign currencies in which the Group has material balances.
The estimated effect on the Group’s consolidated equity and consolidated profit of a 1% appreciation of the euro against the related currency is as follows:

	Millions of Euros
	Effect on Consolidated			Effect on Consolidated
	Equity			Profit
Currency	2008	2007	2006	2008	2007	2006

US dollar	—	—	0.1	3.9	20.1	30.2
Chilean peso	(12.4)	(13.7)	(9.8)	3.1	—	2.2
Pound sterling	(5.2)	(4.3)	(49.0)	14.4	12.2	23.2
Mexican peso	(23.1)	(16.3)	(20.5)	3.6	—	5.2
Brazilian real	(60.1)	(68.5)	(25.4)	13.6	—	—

Similarly, the estimated effect on the Group’s consolidated equity and consolidated profit of a 1% depreciation of the euro against the related currency is as follows:

	Millions of Euros
	Effect on Consolidated			Effect on Consolidated
		Equity			Profit
Currency	2008	2007	2006	2008	2007	2006

US dollar	—	—	(0.1)	(4.0)	(20.5)	(30.8)
Chilean peso	12.6	14.5	10.9	(3.0)	—	(6.0)
Pound sterling	5.3	8.5	33.1	(14.7)	(12.5)	(16.7)
Mexican peso	26.8	16.5	24.7	(3.6)	—	(7.3)
Brazilian real	65.2	69.4	26.0	(13.4)	—	—
The foregoing data were obtained by calculating the possible effect of a variation in the exchange rates on the various asset and liability items, excluding the foreign exchange positions arising from goodwill, and on other foreign currency-denominated items, such as the Group’s derivative instruments, considering the offsetting effect of the various hedging transactions on these items. This effect was estimated using the exchange difference recognition methods set forth in Note 2-a-iii above.
Also, the estimated effect on the Group’s consolidated equity of a 1% appreciation or depreciation of the euro against the foreign currencies in which goodwill is denominated at December 31, 2008 would be a decrease or increase, respectively, in equity due to valuation adjustments of €68.5 million and €69.9 million in the case of the pound sterling, €67.8 million and 69.2 million in the case of the Brazilian real, and €15.9 million and €16.2 million for the other currencies. These changes are offset by a decrease or increase, respectively, in the balance of goodwill at that date and, therefore, they have no impact on the calculation of the Group’s equity.
The estimates used to obtain the foregoing data were performed taking into account the effects of the exchange rate fluctuations isolated from the effect of the performance of other variables, the changes in which would affect equity and profit, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate fluctuations remained unchanged with respect to their positions at December 31, 2008, 2007 and 2006.
b)	Basis of consolidation
i. Subsidiaries
“Subsidiaries” are defined as entities over which the Bank has the capacity to exercise control; this capacity is, in general but not exclusively, presumed to exist when the Parent owns directly or indirectly half or more of the voting power of the investee or, even if this percentage is lower or zero, when, as in the case of agreements with shareholders of the investee, the Bank is granted control. Control is the power to govern the financial and operating policies of an entity, as stipulated by the law, the Bylaws or agreement, so as to obtain benefits from its activities.
The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all balances and transactions between consolidated entities are eliminated on consolidation.
On acquisition of a subsidiary, its assets, liabilities and contingent liabilities are recognized at fair value at the date of acquisition. Any positive differences between the acquisition cost and the fair values of the identifiable net assets acquired are recognized as goodwill (see Note 17). Negative differences are charged to income on the date of acquisition.
Additionally, the share of third parties of the Group’s equity is presented under “Minority interests” in the consolidated balance sheet (see Note 28). Their share of the profit for the year is presented under “Profit attributable to minority interests” in the consolidated income statement.
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
In the consolidated financial statements, investments in associates are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. In the case of transactions with an associate, the related profits or losses are eliminated to the extent of the Group’s investment in the associate.
The Exhibits contain significant information on these entities.
iv. Special purpose entities
When the Group incorporates special purpose entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes, it determines, using internal criteria and procedures, and taking into consideration the applicable legislation, whether control (as defined above) exists and, therefore, whether these entities should be consolidated. These criteria and procedures take into account, inter alia, the risks and rewards retained by the Group and, accordingly, all relevant matters are taken into consideration, including any guarantees granted or any losses associated with the collection of the related assets retained by the Group. These entities include the securitization special purpose vehicles, which are fully consolidated in the case of the SPVs over which, based on the aforementioned analysis, it is considered that the Group continues to exercise control.
v. Other matters
The companies less than 50% owned by the Group that constituted a decision-making unit at December 31, 2008 and which, therefore, were accounted for as subsidiaries are: (i) Luri 1, S.A., (ii) Luri 2, S.A., (iii) Luri 3, S.A. and (iv) Luri Land, S.A., in which the Group held ownership interests of 5.58%, 4.81%, 9.61% and 5.15%, respectively, at that date (see Exhibit I).
vi. Business combinations
A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities.
Business combinations performed on or after 1 January 2004 whereby the Group obtains control over an entity are recognized for accounting purposes as follows:
•
The Group measures the cost of the business combination, defined as the fair value of the assets given, the liabilities incurred and the equity instruments issued, if any, by the entity, plus any cost directly attributable to the business combinations, including the fees paid to the auditors, legal advisers, investment banks and other consultants. The amount recognized as an increase in the cost of the business combinations effected in 2008 (see Note 3), which involved the issuance of reports by our auditors, was €6.2 million.

•
The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets which might not have been recognized by the acquiree, are estimated and recognized in the consolidated balance sheet.

•
Any negative difference between the net fair value of the assets, liabilities and contingent liabilities of the acquiree and the cost of the business combination is recognized as discussed in Note 2-m; any positive difference is recognized in “Negative goodwill on business combinations” in the consolidated income statement.

vii. Acquisitions and disposals
Note 3 provides information on the most significant acquisitions and disposals in 2008, 2007 and 2006.
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
“Compound financial instruments” are contracts that simultaneously create for their issuer a financial liability and an own equity instrument (such as convertible bonds, which entitle their holders to convert them into equity instruments of the issuer). The following transactions are not treated for accounting purposes as financial instruments:
•	Investments in subsidiaries, jointly controlled entities and associates (see Note 13).

•	Rights and obligations under employee benefit plans (see Note 25).

•	Rights and obligations under insurance contracts (see Note 15).
•	Contracts and obligations relating to employee remuneration based on own equity instruments (see Note 34).
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

•
Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (“accounting mismatches”) that would arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel.

Financial instruments included in this category (and “Other financial liabilities at fair value through profit or loss”) are permanently subject to an integrated and consistent system of measuring, managing and controlling risks and returns that enables all the financial instruments involved to be monitored and identified and allows the effective reduction of risk to be checked. Financial assets may only be included in this category on the date they are acquired or originated.
•
Available-for-sale financial assets: this category includes debt instruments not classified as “Held-to-maturity investments”, “Loans and receivables” or “Financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss”.

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
•
Held-to-maturity investments: this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Group has both the intention and proven ability to hold to maturity.

iii. Classification of financial assets for presentation purposes
Financial assets are classified by nature into the following items in the consolidated balance sheet:
•	Cash and balances with central banks: cash balances and balances receivable on demand relating to deposits with the Bank of Spain and other central banks.
•
Loans and advances: includes the debit balances of all credit and loans granted by the Group, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Group, such as cheques drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items:

•	Loans and advances to credit institutions: credit of any nature in the name of credit institutions.
•
Loans and advances to customers: includes the debit balances of all the remaining credit and loans granted by the Group, other than those represented by securities, including money market operations through central counterparties.

•	Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.
•
Other equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, unless they are investments in subsidiaries, jointly controlled entities or associates. Investment fund units are included in this item.

•
Trading derivatives: includes the fair value in favor of the Group of derivatives which do not form part of hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•
Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts credited to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are efficiently hedged against interest rate risk through fair value hedging derivatives.

•
Hedging derivatives: includes the fair value in favor of the Group of derivatives designated as hedging instruments in hedge accounting, including the embedded derivatives separated from hybrid financial instruments designated as hedging instruments in hedge accounting.

•	Investments: includes the investments in the share capital of associates.
iv. Classification of financial liabilities for measurement purposes
Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as “Liabilities associated with non-current assets held for sale” or they relate to “Hedging derivatives” or “Changes in the fair value of hedged items in portfolio hedges of interest rate risk” (liability side), which are reported separately.
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

•
Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when more relevant information is obtained, either because this eliminates or significantly reduces recognition or measurement inconsistencies (“accounting mismatches”) that would arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel.

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

•
Trading derivatives: includes the fair value, with a negative balance for the Group, of derivatives which do not form part of hedge accounting and embedded derivatives separated from the host contract.

•	Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed.
•
Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Group which, although equity for legal purposes, do not meet the requirements for classification as equity, such as certain preference shares issued.

•
Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as doubtful.

•
Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts charged to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are efficiently hedged against interest rate risk through fair value hedging derivatives.

•
Hedging derivatives: includes the fair value of the Group’s liability in respect of derivatives designated as hedging instruments in hedge accounting, including embedded derivatives separated from hybrid financial instruments designated as hedging instruments in hedge accounting.

d)	Measurement of financial assets and liabilities and recognition of fair value changes
In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss are, adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:
i. Measurement of financial assets
Financial assets are measured at fair value, without deducting any transaction costs that may be incurred on their disposal, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those equity instruments as their underlying and are settled by delivery of those instruments.
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

“Loans and receivables” and “Held-to-maturity investments” are measured at amortized cost using the effective interest method. “Amortized cost” is understood to be the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.
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
ii. Measurement of financial liabilities
In general, financial liabilities are measured at amortized cost, as defined above, except for those included under “Financial liabilities held for trading” and “Other financial liabilities at fair value through profit or loss” and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.
iii. Valuation techniques
The following table shows a summary of the fair values, at 2008, 2007 and 2006 year-end, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of Euros
	2008			2007			2006
	Published			Published			Published
	Price			Price			Price
	Quotations in			Quotations in			Quotations in
	Active	Internal		Active	Internal		Active	Internal
	Markets	Models	Total	Markets	Models	Total	Markets	Models	Total

Financial assets held for trading	51,947	99,870	151,817	76,310	82,497	158,807	84,010	86,416	170,426
Other financial assets at fair value through profit or loss	6,137	19,680	25,817	6,945	17,884	24,829	4,543	10,828	15,371
Available-for-sale financial assets	43,747	5,173	48,920	37,908	6,441	44,349	32,111	6,587	38,698
Hedging derivatives (assets)	244	9,454	9,698	—	3,063	3,063	—	2,988	2,988
Financial liabilities held for trading	12,265	124,355	136,620	24,447	98,951	123,398	30,657	93,939	124,596
Other financial liabilities at fair value through profit or loss	—	28,639	28,639	117	39,601	39,718	259	12,152	12,411
Hedging derivatives (liabilities)	261	5,697	5,958	111	4,024	4,135	—	3,494	3,494
Liabilities under insurance contracts	5,286	11,564	16,850	5,678	7,356	13,034	5,760	4,944	10,704

Financial instruments at fair value, determined on the basis of public price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, securitized assets, shares, short positions and fixed-income securities issued.
In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data and extrapolation techniques. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates. In accordance with the standards in force (EU-IFRSs), any difference between the transaction price and the fair value based on valuation techniques is not initially recognized in the income statement.
The main techniques used at December 31, 2008, 2007 and 2006 by the Group’s internal models to determine the fair value of the financial instruments detailed in the foregoing table are as follows:
•
In the valuation of financial instruments permitting static hedging (basically forwards and swaps) and in the valuation of loans and advances to customers, the “present value” method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

•
In the valuation of financial instruments requiring dynamic hedging (basically structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity. In certain very specific cases, unobservable market inputs can be used, such as the volatility of the UK Halifax House Price Index (“HPI”), the estimated future HPI growth, the HPI spot rate, and mortality.

•
In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used; in the case of more structured instruments requiring dynamic hedging, the Heath-Jarrow-Morton and Hull-White models are used. The main inputs used in these models are basically observable market data, including the related interest rate curves, volatilities, correlations and exchange rates. In certain very specific cases, unobservable market inputs can be used, such as the volatility of the UK Halifax House Price Index (“HPI”), the estimated future HPI growth, the HPI spot rate, mortality, and the credit spread for the specific financial instrument.

•
In the case of linear instruments (e.g. credit risk and fixed-income derivatives), credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk. In the case of non-linear instruments, if the portfolio is exposed to credit risk (e.g. credit derivatives), the joint probability of default is determined using the Standard Gaussian Copula model. The main inputs used to determine the underlying cost of credit of credit derivatives are quoted credit risk premiums and the correlation between the quoted credit derivatives of various issuers.

The fair value of the financial instruments arising from the aforementioned internal models takes into account, inter alia, the contract terms and observable market data, which include interest rates, credit risk, exchange rates, the quoted market price of raw materials and shares, volatility and prepayments. The valuation models are not significantly subjective, since these methodologies can be adjusted and gauged, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at December 31, 2008, 2007 and 2006 and the potential effect on their measurement of a shift towards other reasonably probable scenarios in the main assumptions that are not based on observable market data:

	Millions of Euros
	Fair Values
	Calculated
	Using			Reasonable Assumptions
	Internal			More		Less
	Models	Valuation Techniques	Main Assumptions	Favorable		Favorable

ASSETS:
Financial assets held for trading	99,870			84		(58)
Loans and advances to credit institutions	5,100	Present Value Method	Observable market data	—		—
Loans and advances to customers (**)	684	Present Value Method	Observable market data	—		—
Debt and equity interests	6,074	Present Value Method	Observable market data, HPI	14		(14)
Trading derivatives	87,962			70		(44)
Swaps	72,693	Present Value Method, Gaussian Copula (***)	Observable market data, liquidity	35		(30)
Exchange rate options	3,524	Black-Scholes Model	Observable market data, liquidity	3		(3)
Interest rate options	4,926	Black-Scholes Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation	3		(3)
Interest rate futures	339	Present Value Method	Observable market data	—		—
Index and securities options	6,127	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI	29		(8)
Investment futures	—	Present Value Method	Observable market data	—		—
Other	353	N/A	N/A	—		—
Hedging derivatives	9,454			—		—
Swaps	9,029	Present Value Method	Observable market data	—		—
Exchange rate options	265	Black-Scholes Model	Observable market data	—		—
Interest rate options	157	Black-Scholes Model	Observable market data	—		—
Other	3	N/A	N/A
Other financial assets at fair value through profit or loss	19,681			28		(28)
Loans and advances to credit institutions	8,912	Present Value Method	Observable market data	—		—
Loans and advances to customers (****)	8,973	Present Value Method	Observable market data	28		(28)
Debt and equity interests	1,796	Present Value Method	Observable market data
Available-for-sale financial assets	5,173			—		—
Debt and equity interests		Present Value Method	Observable market data	—		—
LIABILITIES:
Financial liabilities held for trading	124,355			106		(83)
Deposits from central banks	9,110	Present Value Method	Observable market data	—		—
Deposits from credit institutions	26,842	Present Value Method	Observable market data	—		—
Customer deposits	4,896	Present Value Method	Observable market data	—		—
Debt and equity interests	1,075	Present Value Method	Observable market data, liquidity	(*	)	(* )
Trading derivatives	82,432			106		(83)
Swaps	67,288	Present Value Method, Gaussian Copula (***)	Observable market data, liquidity, HPI	39		(29)
Exchange rate options	3,515	Black-Scholes Model	Observable market data, liquidity	3		(3)
Interest rate options	5,402	Black-Scholes Model HJM Model	Observable market data, liquidity, correlation	38		(33)
Index and securities options	4,694	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI	26		(18)
Forward purchase and sale contracts	—	N/A	N/A	—		—
Interest rate and investment futures	1,189	Present Value Method	Observable market data	—		—
Other	344	N/A	N/A	—		—
Hedging derivatives	5,697
Swaps	5,586	Present Value Method	Observable market data	—		—
Exchange rate options	20	Black-Scholes Model	Observable market data	—		—
Interest rate options	91	Black-Scholes Model	Observable market data	—		—
Other financial liabilities at fair value through profit or loss	28,639	Present Value Method	Observable market data	—		—
Liabilities under insurance contracts	11,564	Note 15		—		—

TOTAL	304,433			218		(169)

(*)
The sensitivity of the issued debt and equity instruments in liabilities calculated using HPI assumptions is not detailed, since these instruments are perfectly hedged. Consequently, any change in the valuation of these issued instruments would be offset exactly by an equal and opposite change in the valuation of the associated foreign currency derivatives.

(**)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).

(***)
Includes credit risk derivatives with a positive net fair value of €900 million recognized in the consolidated balance sheet. These assets and liabilities are measured using the aforementioned Standard Gaussian Copula model.

(****)
Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogenous in this sector. The results arising from the valuation model are checked against current market transactions.

The use of observable market data assumes that the markets in which the Group operates are functioning efficiently and, therefore, that these data are representative. The main assumptions used in the measurement of the financial instruments included in the foregoing table that were valued by means of internal models employing unobservable market data are as follows:
•
Correlation: the assumptions relating to the correlation between the value of quoted and unquoted assets are based on historical correlations between the impact of adverse changes in market variables and the corresponding valuation of the associated unquoted assets. The measurement of the assets will vary depending on whether a more or less conservative scenario is selected.

•
Dividends: the estimates of the dividends used as inputs in the internal models are based on the expected dividend payments of the issuers. Since the dividend expectations can change or vary depending on the source of the price (normally historical data or market consensus for the measurement of options) and the companies’ dividend policies can vary, the valuation is adjusted to the best estimate of the reasonable dividend level expected in more or less conservative scenarios.

•
Liquidity: the assumptions include estimates in response to market liquidity. For example, they take market liquidity into consideration when very long-term estimates of exchange rates or interest rates are used, or when the instrument is part of a new or developing market where, due to the absence of market prices that reflect a reasonable price for these products, the standard valuation methods and the estimates available might give rise to less precise results in the measurement of these instruments at that time.

•
Halifax House Price Index (HPI): the assumptions include estimates of the future growth and the volatility of the HPI, mortality and the credit spreads of the specific financial instruments in relation to home mortgage loans to financial institutions in the UK (which are regulated and partially financed by the Government), credit derivatives and property asset derivatives.

The unobservable market data that constitute significant inputs of the internal models (Level 3) are, basically, those related to the House Price Index. The detail of the financial assets and liabilities measured using these models, included in the foregoing table, is as follows:

Fair Value
Calculated
Using Internal
Models
Millions of Euros

ASSETS:
Level 2	130,812
Level 3	1,316

132,128

LIABILITIES:
Level 2	169,380
Level 3	626

170,006

302,134

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, Group management considers that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.
As detailed in the foregoing tables, at December 31, 2008 the potential effect on the measurement of the financial instruments of a change in the main assumptions (liquidity, correlations, dividends and HPI) to less favorable reasonably probable assumptions, taking the lowest value within the range that is considered probable, would be to reduce gains or increase losses by €169 million (December 31, 2007: €178 million; December 31, 2006: €141 million). The effect of using other more favorable reasonably probable assumptions, taking the highest value within the range that is considered probable, would be to increase gains or reduce losses by €218 million (December 31, 2007: €211 million; December 31, 2006: €183 million).
The net gain recognized in the consolidated income statement for 2008 arising from the aforementioned valuation models amounted to €1,624 million (2007: net loss of €479 million; 2006: net loss of €1,005 million), of which a gain of €1,555 million related to hedging derivatives and a gain of €196 million related to models whose significant inputs are unobservable market data.

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

v. Hedging transactions
The consolidated entities use financial derivatives for the following purposes: i) to facilitate these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Group entities’ own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“trading derivatives”).
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

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:
a.
In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

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
vi. Derivatives embedded in hybrid financial instruments
Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as “Other financial assets/liabilities at fair value through profit or loss” or as “Financial assets/liabilities held for trading”.
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

Accordingly, financial assets are only derecognized when the rights on the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognized when the obligations they generate have been extinguished or when they are acquired, with the intention either to cancel them or to resell them.
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
i. Definition
A financial asset is considered to be impaired -and therefore its carrying amount is adjusted to reflect the effect of impairment- when there is objective evidence that events have occurred which:
•	In the case of debt instruments (loans and debt securities), give rise to an adverse impact on the future cash flows that were estimated at the transaction date.
•	In the case of equity instruments, mean that their carrying amount cannot be fully recovered.
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
ii. Debt instruments carried at amortized cost
The amount of an impairment loss incurred on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows, and is presented as a reduction of the balance of the asset adjusted.
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
The Bank of Spain requires that we develop internal models to calculate the allowances for both credit risk and country-risk based on historical experience. As of July 2008, the Bank of Spain had approved for regulatory capital calculation purposes the Group’s internal models affecting the vast majority of the Group’s credit risk net exposure. Bank of Spain will continue to review the models for the purpose of calculating allowances for loan losses. The calculation obtained based on the output parameters of internal models is consistent with the best estimate of the Group as to the probable losses using possible scenarios which rely on the approved internally developed models, and which constitute an appropriate basis for determining loan loss allowances. While these models are not yet approved by the Bank of Spain for loan loss allowance calculation, we are required to calculate the allowances according to the instructions described below. The difference between loan loss provisions calculated using internal models and those calculated under Bank of Spain Guidance, was not material for each one of the three years ending December 31, 2008.
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
The Group uses the concept of incurred loss to quantify the cost of the credit risk and include it in the calculation of the risk-adjusted return of its transactions. The parameters necessary for its calculation are also used to calculate economic capital and to calculate BIS II regulatory capital under internal models (see Note 1-f).
Incurred loss is the expected cost of the credit risk of a transaction, that will manifest itself within a one year lead time from the balance sheet date considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.
The loss is calculated by using statistical models that consider the following three factors: “exposure at default”, “probability of default” and “loss given default”.
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
Our methodology for determining the loans general allowance for incurred loan losses, intends to identify the amount of incurred losses as of the balance sheet date of loans that have not yet been identified as impaired, but that we estimate based on our past history and specific facts that will manifest within a one year lead time period from the balance sheet date. The above demonstrates those loans were having problems as of the balance sheet date. That is, what we call inherent losses in the context of out internal models in which loan loss allowances are calculated.
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
In the exceptional cases in which the Group does not have sufficient data to construct a sufficiently robust credit risk measurement model, the expected loss on the loan portfolios is estimated based on a top-down approximation in which the historically observed average cost of the loan portfolios is used as the best estimate of the expected loss. As the credit models are developed and bottom-up measurements are obtained, the top-down measurements used for these units are gradually replaced.
* * * * *
However, as required by the Bank of Spain, until the Spanish regulatory authority has verified and approved these internal models for the calculation of the general allowance for inherent losses (to date it has only approved the internal models to be used to calculate regulatory capital), the inherent losses must be calculated as set forth below.
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
h)	Repurchase agreements and reverse repurchase agreements
Purchases (sales) of financial assets under a non-optional resale (repurchase) agreement at a fixed price (“repos”) are recognized in the consolidated balance sheet as financing granted (received), based on the nature of the debtor (creditor), under “Balances with central banks”, “Loans and advances to credit institutions” or “Loans and advances to customers” (“Deposits from central banks”, “Deposits from credit institutions” or “Customer deposits”).
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
Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under “Gains/ (losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

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
Insurers’ results relating to their insurance business are recognized, according to their nature, under the related consolidated income statement items.
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
At least at each reporting date the Group assesses whether the insurance contract liabilities recognized in the consolidated balance sheet are adequately measured. For this purpose, it calculates the difference between the following amounts:
•
Current estimates of future cash flows under the insurance contracts of the consolidated entities. These estimates include all contractual cash flows and any related cash flows, such as claims handling costs; and

•
The value recognized in the consolidated balance sheet for insurance liabilities (see Note 15), net of any related deferred acquisition costs or related intangible assets, such as the amount paid to acquire, in the event of purchase by the entity, the economic rights held by a broker deriving from policies in the entity’s portfolio.

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

iii. Assets leased out under an operating lease
“Property, plant and equipment — Leased out under an operating lease” reflects the amount of the tangible assets, other than land and buildings, leased out by the Group under an operating lease.
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
When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under “Tangible assets” (see Note 16). The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use and income from operating leases is recognized on a straight-line basis under “Other operating income” in the consolidated income statement.
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
Under IFRS (IAS 17), in order for a given transaction to qualify as a sale and leaseback, the repurchase option needs to be assessed to determine whether there is reasonable certainty at the beginning of the operating lease term that it will be exercised, and to whom the gains and losses in fluctuations of fair value of the residual value flow. After completing such assessment of the transaction, we concluded that there is no reasonable certainty that the repurchase option will be exercised, because it is at fair value, and there are no other indicators that we expect would economically force us to exercise the repurchase option; thus we concluded to use sale and lease-back accounting under IFRS.

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

•
The remaining amount is recognized as goodwill, which is allocated to one or more specific cash-generating units (a cash generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). The cash-generating units primarily represent the Group’s geographical and/or business segments.

Goodwill -which is only recognized when it has been acquired for consideration- represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized.
At the end of each reporting period or when a triggering event occurs goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and any impairment is written down with a charge to “Impairment losses on other assets (net) — Goodwill and other intangible assets” in the consolidated income statement.
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
Intangible assets with indefinite useful lives are not amortized, but rather at the end of each reporting period or when a triggering event occurs the consolidated entities review the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.
Intangible assets with finite useful lives are amortized over those useful lives using methods similar to those used to depreciate tangible assets.

The intangible asset amortization charge is recognized under “Depreciation and amortization” in the consolidated income statement.
In both cases the consolidated entities recognize any impairment loss on the carrying amount of these assets with a charge to “Impairment losses on other assets” in the consolidated income statement. The criteria used to recognize the impairment losses on these assets and, where applicable, the reversal of impairment losses recognized in prior years are similar to those used for tangible assets (see Note 2-k).
Internally developed computer software
Internally developed computer software is recognized as an intangible asset if, among other requisites (basically the Group’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.
Expenditure on research activities is recognized as an expense in the year in which it is incurred and cannot be subsequently capitalized.
n)	Other assets
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
•
Other: this item includes the balance of all prepayments and accrued income (excluding accrued interest), the net amount of the difference between pension plan obligations and the value of the plan assets with a balance in the entity’s favor, when this net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.

ñ)	Other liabilities
“Other liabilities” includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.
o)	Provisions and contingent assets and liabilities
The directors of the consolidated entities, in preparing their respective financial statements, made a distinction between:
•
Provisions: credit balances covering present obligations at the balance sheet date arising from past events which could give rise to a loss for the consolidated entities, which is considered to be likely to occur and certain as to its nature but uncertain as to its amount and/or timing.

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

•
Provisions for taxes and other legal contingencies and Other provisions: include the amount of the provisions recognized to cover tax and legal contingencies and litigation and the other provisions recognized by the consolidated entities. “Other provisions” includes, inter alia, any provisions for restructuring costs and environmental measures (see Note 25).

p)	Litigation and/or claims in process
In addition to the disclosures made in Note 1, at the end of 2008 certain litigation and claims were in process against the consolidated entities arising from the ordinary course of their operations (see Note 25).
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
When the requirements stipulated in the remuneration agreement include external market conditions (such as equity instruments reaching a certain quoted price), the amount ultimately to be recognized in equity will depend on the other conditions being met by the employees (normally length of service requirements), irrespective of whether the market conditions are satisfied. If the conditions of the agreement are met but the external market conditions are not satisfied, the amounts previously recognized in equity are not reversed, even if the employees do not exercise their right to receive the equity instruments.
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
v. Loan arrangement fees
Loan arrangement fees, mainly loan origination and application fees, are accrued and recognized in income over the term of the loan. In the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognized immediately in the consolidated income statement.

t)	Financial guarantees
“Financial guarantees” are defined as contracts whereby an entity undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, etc.
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
The provisions made for these transactions are recognized under “Provisions — Provisions for contingent liabilities and commitments” in the consolidated balance sheet (see Note 25). These provisions are recognized and reversed with a charge or credit, respectively, to “Provisions (net)” in the consolidated income statement.
If a specific provision is required for financial guarantees, the related unearned commissions recognized under “Financial liabilities at amortized cost — Other financial liabilities” in the consolidated balance sheet are reclassified to the appropriate provision.
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
The Group’s post-employment obligations to its employees are deemed to be “defined contribution plans” when the Group makes pre-determined contributions (recognized in “Staff costs” in the consolidated income statement) to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as “defined benefit plans” (see Note 25).
Defined contribution plans
The contributions made in this connection in each year are recognized under “Staff costs” in the consolidated income statement. The amounts not yet contributed at each year-end are recognized, at their present value, under “Provisions — Provisions for pensions and similar obligations” on the liability side of the consolidated balance sheet.

Defined benefit plans
The Group recognizes under “Provisions — Provisions for pensions and similar obligations” on the liability side of the consolidated balance sheet (or under “Other assets” on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets and of the net unrecognized cumulative actuarial gains and/or losses disclosed in the valuation of these obligations, which are deferred using a corridor approach, and net of the past service cost, which is deferred over time, as explained below.
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
Post-employment benefits are recognized in the consolidated income statement as follows:
•	Current service cost -defined as the increase in the present value of the obligations resulting from employee service in the current period-, under “Staff costs”.
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

•	The expected return on plan assets and the gains or losses on the value of the plan assets under “Interest and similar income”.
•	The actuarial gains and losses calculated using the corridor approach and the unrecognized past service cost, under “Provisions (net)” in the consolidated income statement.

w)	Other long-term employee benefits
“Other long-term employee benefits”, defined as obligations to early retirees -taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree-, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately (see Note 25).
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

Law 35/2006, of November 28, on personal income tax and partially amending the Spanish Corporation Tax, Non-resident Income Tax and Wealth Tax Laws, establishes, inter alia, a reduction over two years of the standard tax rate for Spanish corporation tax purposes, which until December 31, 2006 was 35%, as follows:

Tax Periods Beginning on or after	Tax Rate

January 1, 2007	32.5%
January 1, 2008	30.0%
Accordingly, in 2006 the Group estimated the deferred tax assets and liabilities and the tax credit and tax loss carryforwards recognized in the consolidated balance sheet, taking into account the year in which the related reversal will foreseeably take place. As a result, a net charge of €491 million relating to 2006 was recognized under “Income tax” in the consolidated income statement (see Note 27).
z)	Residual maturity periods and average interest rates
The analysis of the maturities of the balances of certain items in the consolidated balance sheets and the average interest rates at 2008, 2007 and 2006 year-end is provided in Note 51.
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
ab)	Consolidated statement of changes in equity
The consolidated statement of changes in equity presented in these consolidated financial statements shows the total changes in consolidated equity in the year. This information is in turn presented in two statements: the consolidated statement of recognized income and expense and the consolidated statement of changes in total equity. The main characteristics of the information contained in the two parts of the statement are explained below:
Consolidated statement of recognized income and expense
This part of the consolidated statement of changes in equity presents the income and expenses generated by the Group as a result of its business activity in the year, and a distinction is made between the income and expenses recognized in the consolidated income statement for the year and the other income and expenses recognized directly in consolidated equity.
Accordingly, this statement presents:
a)	Consolidated profit for the year.
b)	The net amount of the income and expenses recognized temporarily in consolidated equity under “Valuation Adjustments”.
c)	The net amount of the income and expenses recognized definitively in consolidated equity.

d)
The income tax incurred by the items indicated in b) and c) above, except for the valuation adjustments arising from investments in associates or jointly controlled entities accounted for using the equity method, which are presented net.

e)
Total consolidated recognized income and expense, calculated as the sum of the items in a) to d) above, presenting separately the amount attributable to the Parent and the amount relating to minority interests.

The amount of the income and expenses relating to entities accounted for using the equity method recognized directly in equity is presented in this statement, irrespective of its nature, under “Entities accounted for using the equity method”.
Statement of changes in total equity
This part of the statement of changes in equity presents all the changes in equity, including those arising from changes in accounting policies and from the correction of errors. Accordingly, this statement presents a reconciliation of the carrying amount at the beginning and end of the year of all the consolidated equity items, and any changes are grouped together on the basis of their nature into the following items:
a)
Adjustments due to changes in accounting policy and adjustments made to correct errors: include the changes in consolidated equity arising as a result of the retrospective restatement of the balances in the consolidated financial statements due to changes in accounting policy or to the correction of errors.

b)	Income and expense recognized in the year: includes, in aggregate form, the total of the aforementioned items recognized in the consolidated statement of recognized income and expense.
c)
Other changes in equity: includes the remaining items recognized in equity, including, inter alia, increases and decreases in the endowment fund, distribution of profit, transactions involving own equity instruments, equity-instrument-based payments, transfers between equity items and any other increases or decreases in consolidated equity.

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
On July 20, 2007, having obtained the regulatory authorizations required to publish the documentation on the takeover bid for ABN AMRO, the Bank, together with the Royal Bank of Scotland Group plc, Fortis N.V. and Fortis S.A./N.V. (together, “the Banks”) formally launched, through RFS Holdings B.V., the offer for all the ordinary shares, ADSs and previously convertible preference shares of ABN AMRO. The initial acceptance period of this offer (“the Offer”) ended on October 5.

On October 10 the Banks declared the Offer to be unconditional. At that date, the owners of 86% of the ordinary share capital of ABN AMRO had accepted the Offer (including certain shares that the Banks already owned and had undertaken to contribute to RFS Holdings B.V.).
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
At December 31, 2007, the investment made by the Bank amounted to €20,615 million and consisted of the Bank’s 27.9% ownership interest in the share capital of RFS Holdings B.V., the holding entity of the shares of ABN AMRO.
Following all these actions, the spin-off of the business lines of ABN AMRO commenced with a view to their subsequent integration into each of the Banks. The following correspond to Banco Santander: the Latin American Business Unit of ABN AMRO -basically Banco ABN AMRO Real S.A. (“Banco Real”) in Brazil-, the Banca Antoniana Popolare Veneta Spa Banking Group (“Antonveneta”), the cash relating to the sale of the consumer banking unit of ABN AMRO in the Netherlands -Interbank and DMC Consumer Finance, plus 27.9% of the assets that were not allocated to any of the Banks of the consortium and which are intended to be disposed of. The spin-off process continued in 2008.
Accordingly, on March 4, 2008 the Dutch Central Bank expressed its acceptance of the overall spin-off plan, and in July 2008 it approved the individual spin-off plan for Banco Real and the business activities in Brazil. Subsequently, the Central Bank of Brazil approved the acquisition by Banco Santander, whereby it became effective.
The Group’s assets in Brazil also comprise those corresponding to the asset management business of ABN AMRO in Brazil, which were initially allocated to Fortis in the process of spinning off and integrating the assets of ABN AMRO and which were acquired therefrom by the Bank in the first half of 2008 for €209 million.
As part of the asset spin-off, in December 2008 Banco Santander Uruguay acquired the assets and liabilities of the Montevideo branch of ABN AMRO, and subsequently proceeded to merge the businesses.
Also, on May 30, 2008 Banco Santander and Banca Monte dei Paschi di Siena announced the completion of the purchase and sale of Antonveneta (excluding Interbanca, its corporate banking subsidiary) for €9,000 million, in execution of the agreement announced on November 8, 2007 which was only subject to approval by the competent authorities.
On June 2, 2008, Banco Santander entered into a definitive agreement with General Electric whereby a General Electric Group company would acquire Interbanca and various Santander Group entities would acquire the GE Money units in Germany, Finland and Austria, GE’s card units in the UK and Ireland and its car finance unit in the UK. The base price agreed for the two transactions is €1,000 million each, subject to various adjustments. These transactions were completed with the acquisition of GE Germany in the fourth quarter of 2008 and the acquisition of the remaining GE units and the sale of Interbanca in the first quarter of 2009.
In the third quarter of 2008 the Group sold 45% of ABN Amro Asset Management Italy SGR S.p.A. to Banca Monte di Paschi di Siena for €35 million; Banca Monte di Paschi di Siena had already acquired the remaining 55% through the acquisition of Antonveneta.
The businesses shared by the members of the consortium included subordinated liabilities issued by ABN AMRO. The portion of these liabilities relating to Santander was transferred to RBS and Fortis at market prices, giving rise to gains for the Bank amounting to €741 million which were recognized under “Gains/losses on financial assets and liabilities (net)” in the income statement for 2008.
On September 22, 2008, RFS completed the squeeze-out of the minority shareholders of ABN AMRO through the payment of €712 million to these shareholders. Consequently, from that date RFS has been the sole shareholder of ABN AMRO. Banco Santander had to pay €200 million to complete this process, on the basis of its ownership interest in RFS.

Banco Real was fully consolidated in the Group’s financial statements in the fourth quarter of 2008; previously it had been accounted for using the equity method through the ownership interest in RFS Holding. Accordingly, the Group’s income statement includes all the results contributed to the Group by this entity from 1 January 2008. The volume of assets that Banco Real contributed to the Group amounted to approximately €44,000 million, based on the exchange rate ruling at year-end. The amounts of the main assets, liabilities and contingent liabilities contributed to the Group by this entity are detailed in the related notes to these consolidated financial statements.
The goodwill at the date of acquisition assigned to Banco Real following all the aforementioned transactions amounted to €8,000 million (€6,446 million at the exchange rate prevailing at 2008 year-end).
c)	Acquisitions and disposals
In addition to the transactions detailed above, the other main equity investments acquired and sold by the Group in 2008, 2007 and 2006 and other significant corporate transactions were as follows:
i. Abbey’s insurance business
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
ii. Interbanco, S.A. (Interbanco)
In September 2005 the Group and the Portuguese company SAG (Soluções Automóvel Globais) reached an agreement to jointly provide consumer finance and vehicle financing services in Portugal and operate the vehicle full-service lease (“renting”) business in Spain and Portugal.
In January 2006 the Group paid €118 million for a 50.001% interest in the share capital of Interbanco.
At the beginning of 2007 the Group acquired an additional 9.999% of Interbanco through the integration in the latter of the branches of Santander Consumer EFC, S.A. and Santander Consumer Finance, S.A. located in Portugal. As a result, Interbanco changed its name to Banco Santander Consumer Portugal, S.A. Following this transaction, by virtue of the initial purchase agreements, the Group acquired the remaining 40% of this entity for €138 million. These transactions gave rise to goodwill of €74 million. At December 31, 2007, the Group owned all the shares of Banco Santander Consumer Portugal, S.A.
iii. Compañía Española de Petróleos, S.A. (Cepsa)
In 2003 the Bank launched a takeover bid for up to 42,811,991 Cepsa shares, and the offer was accepted for 32,461,948 shares, representing an investment of €909 million.
Total, S.A. considered that the takeover bid breached historical shareholder agreements between it (or its subsidiary, Elf Aquitaine, S.A.-Elf) and the Bank in relation to Cepsa and, accordingly, filed a request for arbitration at the Netherlands Court of Arbitration.
On April 3, 2006, the partial award rendered by the Arbitral Tribunal which, in the framework of the Netherlands Arbitration Institute, resolved the request for arbitration filed by Total, S.A. against the Bank was notified to the parties. The Tribunal considered that the shareholder agreements contained in the agreements relating to Cepsa between the Bank and Total, S.A. (or its subsidiary, Elf) were rendered invalid by application of Transitional Provision Three of Law 26/2003, of July 17. However, the fact that the Bank launched the aforementioned takeover bid without prior consultation with Total, S.A. caused, in the opinion of the Tribunal, an insurmountable disagreement between the two parties which, in application of the part of the agreements that was not rendered invalid, entitled Total, S.A. to repurchase from the Bank a 4.35% ownership interest in Cepsa at the price established in the agreements.

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
At December 31, 2008, the directors of the Bank classified the 32.5% ownership interest held in Compañía Española de Petróleos, S.A. (Cepsa) as a non-current asset held for sale, since it intended to recover the value of the investment through the sale thereof in the short term (see Note 12).
iv. Sovereign Bancorp Inc. (Sovereign)
In October 2005 the Group reached an agreement with Sovereign, an entity located in the United States, for the acquisition of a 19.8% stake in the US bank.
Under this agreement the Group subscribed to a USD 1,931 million capital increase and purchased treasury shares amounting to approximately USD 464 million, in both cases at USD 27 per share, giving rise to a total investment of USD 2,395 million (approximately €1,883 million) and goodwill amounting to USD 760 million.
This agreement entitled the Group to increase its ownership interest to 24.99% through the purchase of shares in the market, but, unless expressly authorized otherwise by the shareholders of Sovereign at an annual general meeting, the shares purchased for the purpose of this increase had to be deposited in a voting trust and its votes exercised in the same proportion as the votes of the shareholders of Sovereign other than Santander and its shareholders. On May 3, 2007, Sovereign’s shareholders approved an amendment to the entity’s Bylaws which, inter alia, authorizes Santander to exercise the vote relating to the shares held in the voting trust and any other Sovereign shares that Santander might acquire in the future. On May 16, 2007, the voting trust held 4.9% of the voting shares of Sovereign. Santander and Sovereign took the appropriate steps to terminate the voting trust and to transfer the shares held therein to Santander. As from June 6, 2007, Santander could exercise the voting right on 24.7% of Sovereign shares. Except with the consent of the board of directors of Sovereign or through the procedures described below, Santander could not increase its percentage of ownership to over 24.99% until the end of the period established by the Investment Agreement (June 1, 2010, unless a takeover bid is launched by the Group or by a third party before that date).
In 2007 the Group measured its ownership interest in Sovereign and adjusted its value by €1,053 million (see Note 13).
In May 2008 the Group participated in the capital increase carried out by Sovereign through the subscription of shares amounting to USD 312 million and, subsequently, in June 2008 the Bank acquired shares amounting to USD 43 million under the green shoe option.
Subsequently, as indicated in Note 1-h, on October 13, 2008 Banco Santander, S.A. and Sovereign Bancorp Inc, the parent of Sovereign Bank, announced that Banco Santander would acquire Sovereign through a share exchange. This acquisition was completed in January 2009.
v. Island Finance
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

The deal was completed in the first quarter of 2006 for USD 742 million, giving rise to goodwill of USD 114 million (see Note 17-a). In 2007, the Group assessed its ownership interest in Island Finance and adjusted the value of the investment by €14 million (see Note 17).
Island Finance provides consumer and mortgage lending to approximately 205,000 customers through its 70 branch offices in Puerto Rico, as well as installment sales through retail businesses. Island Finance belonged to Wells Fargo Financial, the consumer finance subsidiary of Wells Fargo & Company.
vi. Drive Consumer USA, Inc. (Drive)
In 2006 the Group entered into an agreement to acquire 90% of Drive for USD 637 million in cash (approximately €494 million), which is 6.8 times the estimated profit for 2006.
The transaction gave rise to goodwill of USD 544 million.
The agreement established that the price paid by the Group could be increased by up to USD 175 million if the company meets certain profit targets for 2007 and 2008. In July 2007, an agreement was reached for this payment to be made early in exchange for a reduction in its amount from USD 175 million to USD 135 million (€97 million), giving rise to additional goodwill for the amount disbursed.
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
Drive was previously 64.5%-owned by HBOS plc and 35.5%-owned by management. Following the acquisition, the then chairman and COO of Drive performs the functions of CEO and holds an ownership interest in the company of 9%, a percentage on which there are certain purchase and sale options which might lead to the Group acquiring a further 9% stake between 2009 and 2013 at prices linked to the company’s earnings performance.
vii. Banco Santander Chile
In 2006 the Group placed 7.23% of the share capital of Banco Santander Chile through a public offering registered with the US Securities and Exchange Commission, giving rise to gross gains of €270 million (see Note 49) which are recognized under “Gains on disposal of assets not classified as non-current assets held for sale”.
viii. Merger
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
ix. Inmobiliaria Urbis, S.A. (Urbis)
On July 27, 2006, the Group and Construcciones Reyal, S.A.U. (Reyal) entered into an agreement whereby Reyal undertook to launch a takeover bid for all the share capital of Urbis, at a price of €26 per share, provided that at least 50.267% of the share capital of Urbis was accepted. The Group undertook to transfer to Reyal all its ownership interest in Urbis and not to accept any competing offers. Upon completion of the terms stipulated by current legislation, on December 15, 2006, the Spanish National Securities Market Commission (CNMV) announced that the takeover bid was valid, since it had been accepted by 96.40% of the shares of Urbis. The transaction was definitively settled on December 21, 2006 and gave rise to pre-tax gains of €1,218 million (see Note 37).

x. Unifin S.p.A. (Unifin)
In May 2006 the Group acquired 70% of the Italian consumer finance entity Unifin for €44 million, giving rise to goodwill of €37 million.
xi. Banco Português de Investimento (BPI)
The Santander Group announced in January 2007 that it had entered into a definitive agreement with Banco Comercial Português (BCP) for the sale to this bank of 44.6 million shares of the Portuguese bank BPI, representing 5.87% of its share capital, at €5.70 per share, equal to that offered by BCP in the takeover bid launched by it on BPI, or at the higher price resulting from any upward revision of the offer price. The transaction was conditional upon the relevant regulatory authorizations being obtained.
The takeover bid was closed in May 2007 and was unsuccessful since the minimum acceptance level upon which it was conditional was not reached. The Bank of Portugal had established certain limits on BCP’s ownership interest in BPI in the event that the takeover bid failed. Ultimately, 35.5 million shares of BPI were sold to BCP, giving rise to gains of €107 million for the Group (see Note 44).
xii. Santander Consumer Chile, S.A.
Santander Consumer Finance and the Bergé Group, through its Chilean subsidiary SKBergé, a company formed by Sigdo Koppers and Bergé (SKB), reached a strategic agreement to set up a finance company in Chile, whereby Santander Consumer Finance will subscribe to between 90% and 51% of the share capital and SKBergé will subscribe to between 10% and 49% of the share capital. The new company, which operates under the name of Santander Consumer Chile, engages in consumer finance, focusing both on the automotive and other durable consumer goods industry and on the credit cards business. At December 31, 2007, Santander Consumer Finance had subscribed to 89% of the share capital of Santander Consumer Chile S.A. (with a disbursement of €13 million), the remaining 11% corresponding to SKBergé.
xiii. Orígenes AFJP, S.A. and Orígenes Seguros de Retiro, S.A.
In 2007 the Group entered into an agreement with ING Groep NV for the sale to the latter of the Group’s ownership interests in the pension fund manager Orígenes AFJP, S.A. and in Orígenes Seguros de Retiro, S.A., in Argentina, for USD 166 million (€112 million), giving rise to gross gains of €84 million for the Group (see Note 37).
xiv. Pension fund managers
In 2007 the Group completed the sale of its obligatory pension fund managers in Latin America to ING Groep NV for USD 1,314 million (€906 million), giving rise to a gross gain of €747 million (see Note 37). This transaction included the pension fund managers in Mexico (Afore Santander, S.A. de C.V.), Chile (AFP Bansander, S.A.), Colombia (AFP, Administradora de Fondos de Pensiones y Cesantías Santander, S.A.) and Uruguay (Afinidad AFAP, S.A.).
xv. CB Extrobank
In 2007 the Group acquired all the shares of the Russian bank CB Extrobank (currently JSC Santander Consumer Bank) for €48 million, giving rise to goodwill of €37 million.
xvi. Acquisition of the European consumer finance business from The Royal Bank of Scotland (RBS)
On July 1, 2008, the Group completed the acquisition (announced in the first quarter of 2008) of the consumer finance business of The Royal Bank of Scotland (RBS) in continental Europe, including its business activities in Germany, the Netherlands, Belgium and Austria. The price of this transaction amounted to €306 million, giving rise to goodwill of €85 million.
The RBS consumer finance unit in Europe (“RBS ECF”) provides services to 2.3 million customers. RBS ECF facilitates installment sales directly and through its partners. It has a significant presence in the credit card business in terms of both individual and corporate customers, and provides consumer finance through various distribution channels. The business acquired in Germany was included in Santander Consumer Bank in December 2008.

xvii. Alliance & Leicester plc
On July 14, 2008, Banco Santander, S.A. and Alliance & Leicester plc entered into an agreement in relation to the terms of a recommended acquisition by Banco Santander, S.A. of the entire share capital, whether issued or yet to be issued, of Alliance & Leicester plc.
Under the aforementioned terms, the shareholders of Alliance & Leicester plc received one Banco Santander share for each three shares of Alliance & Leicester plc. Prior to the share exchange date, Alliance & Leicester approved and paid an interim dividend in cash amounting to 18 pence per share.
Key features of the acquisition
•
At the time of the announcement each Alliance & Leicester plc share was worth 299 pence, and the total issued share capital, approximately GBP 1,259 million, whereby the proposed exchange represented a premium of approximately 36.4% on the closing price at July 11, 2008. Considering the above interim dividend, the premium amounts to approximately 44.6% on the aforementioned closing price.

•
The acquisition affords the integration of the ancillary businesses of Alliance & Leicester and Abbey, thereby strengthening the competitive positioning of the products and services offered by the Group and benefiting its customers. It can be expected that the combined group will also benefit in terms of increased efficiency and that the borrowing costs relating to Alliance & Leicester may be reduced over time from the current high levels.

•	It will increase the critical mass of the Group’s business in the UK market, as part of our vertical strategy.
•	In-market cost synergies through the Group’s presence in the UK, estimated at GBP 180 million per year (before tax) at the end of 2011.
•	Complementary geographical nature of both distribution networks (Alliance & Leicester has a major presence in the Midlands and Abbey in the London area).
•	Abbey’s expansion process in the SMEs and retail business will be speeded up 2-3 years.
•
This transaction complies with the Santander Group’s financial requirements. It is anticipated that it will be accretive from 2009 onwards and that the ROI will be 19% in 2011. These estimates do not guarantee that Santander’s EPS will necessarily reach or exceed the levels achieved in prior years.

The acquisition was completed on October 10, 2008 through the issuance of 140,950,944 new Banco Santander shares of €0.50 par value each, with a share premium of €10.73 per share, and the capital increase amounted to €1,583 million (share capital: €70 million; share premium: €1,513 million), giving rise to goodwill of GBP 442 million (€554 million based on the exchange rate at the acquisition date).
This acquisition was performed by means of a scheme of arrangement and was approved by the shareholders of Banco Santander, S.A. (with respect to the capital increase) and of Alliance & Leicester plc. Additionally, the scheme of arrangement through which the acquisition was performed was approved by the competent UK court and the appropriate authorizations were obtained from the UK Financial Services Authority and the Bank of Spain.
Alliance & Leicester contributed total assets of approximately €79,000 million at year-end and did not contribute any results in 2008. The amounts of the main assets, liabilities and contingent liabilities contributed to the Group by this entity are detailed in the related notes to these consolidated financial statements.
In 2008 Alliance & Leicester did not contribute any results to the Group. The information on the results that this entity would have contributed to the Group had it been acquired on January 1, 2008 is not considered to be representative and, therefore, is not disclosed in these notes to the financial statements.

xviii. Acquisition of the distribution channels and retail deposits of Bradford & Bingley
On September 29, 2008, further to the notification by the UK Treasury that Bradford & Bingley plc (B&B) would be taken into public ownership, the Group announced that the retail deposits, the branch network and the related employees would be acquired by Abbey National plc, under the terms and conditions of the Banking (Special Provisions) Act 2008.
According to the statements made by the UK Treasury, all the loans and advances to customers and treasury assets of B&B, including mortgage assets of GBP 41,000 million, have been taken into public ownership.
The following were transferred to Abbey:
•	Retail deposits totaling GBP 20,000 million; and
•	The direct distribution channels, including 197 commercial branches, 141 agencies (distribution points in third-party premises) and the related employees.
The acquisition price was GBP 612 million, including the transfer of GBP 208 million of capital relating to off-shore companies. The goodwill assigned to this business amounts to GBP 160 million (€202 million based on the exchange rate at the transaction date).
xix. Sale of Porterbrook Leasing Company
On December 8, 2008, Abbey National plc completed the disposal of Porterbrook, its leasing business, through the sale of all the shares of Porterbrook Leasing Company and its subsidiaries to a consortium of investors including Antin Infrastructure Partners (the infrastructure fund sponsored by BNP Paribas), Deutsche Bank and Lloyds TSB, and received approximately GBP 1,600 million in cash. This disposal gave rise to a gain of €50 million (GBP 40 million) recognized under “Gains on disposal of assets not classified as non-current assets held for sale” in the consolidated income statement (see Note 49).
* * * * *
The cost, total assets and gross income of the other consolidated companies acquired and disposed of in the last three years were not material with respect to the related consolidated totals.
d)	Off-shore entities
(i) The Santander Group prior to the acquisitions in the UK and the acquisition of Sovereign
At December 31, 2008, the Group had ownership interests in the share capital of 17 subsidiaries resident in off-shore territories, of which only four are operational. Since 2005 the Group has reduced by 24 the number of units resident in off-shore territories.
The individual results of these subsidiaries, calculated in accordance with local accounting principles, are shown in the Exhibits to these notes to the consolidated financial statements together with other data thereon.
It should be noted that the individual results include transactions performed with other Group companies, such as dividend collection, recognition and reversal of provisions and corporate restructuring results which, in accordance with accounting standards, are eliminated on consolidation in order to avoid the duplication of profit or the recognition of intra-Group results. Individual results also include the profit attributable to the holders of preferred participating securities. Therefore, they are not representative of the Group’s operations in these countries or of the results contributed to the Santander Group.
These subsidiaries, whose activities are detailed below, contributed €193 million to the Group’s consolidated profit, operate mainly in the Bahamas and have a total of 120 employees.

The business activities of these entities are classified into four categories, namely:
i. Operating subsidiaries engaging in banking or financial activities or in services
The subsidiaries engaging in banking or financial activities or in services at 2008 year-end were as follows:
•
Santander Bank and Trust, Ltd., a bank resident in the Bahamas which engages mainly in international private banking for foreign customers. It also handles investments in bonds and equities and financing transactions.

•	Banco Santander Bahamas International, Limited, an entity resident in the Bahamas which engages mainly in financing transactions and, to a much lesser extent, in equities trading.
•
Santander Investment Limited, a company resident in the Bahamas which is managed from the New York branch. It performs brokerage and investment activities in the US market, mainly related to Latin American fixed-income securities.

•	Santander Trade Services, Ltd. (Hong Kong), an intermediary in export documentary credits.
ii. Inactive, scantly active or mere asset holding subsidiaries
At 2008 year-end, the following companies were inactive or scantly active or mere asset holding companies:
•	Santander Merchant Bank, Limited (Bahamas), inactive.
•	Santander Investment Bank, Limited (Bahamas), a mere asset holding company.
•	Pan American Bank, Limited, a Bahamas-resident bank which is inactive.
•	Serfin International Bank and Trust, Limited (Cayman Islands), a bank which is virtually inactive.
•	Optimal Investment Services (Asia) Pte. Ltd., a commercial support entity resident in the Republic of Singapore.
•	Banco Santander (Panamá), S.A., which conducts a scant banking activity.
iii. Holding companies
The two holding companies (Holbah, Limited and Holbah II, Limited), which are resident in the Bahamas, basically hold investments in other Group companies abroad.
These companies do not perform any business activity other than equity investment management. Their assets consist mainly of permanent equity investments, cash and accounts receivable. They are funded through their own funds and Group loans.
iv. Issuing companies
The Group has five issuing companies located in the following jurisdictions:
1.	Issuers of preferred participating securities:
•	Banesto Holdings, Ltd. (Guernsey)
•	Totta & Açores Financing, Limited (Cayman Islands)
2.	Issuers of debt:
•	Santander Central Hispano Financial Services, Ltd. (Cayman Islands)
•	Santander Central Hispano International, Ltd. (Cayman Islands)
•	Santander Central Hispano Issuances, Ltd. (Cayman Islands)

The preferred participating securities and subordinated debt issues launched by the aforementioned issuers were authorized by the Bank of Spain or the Bank of Portugal as computable for eligible capital calculation purposes. Once the issues launched by these issuers have been redeemed, these entities will be liquidated.
The results contributed to the Group in 2008 by the main subsidiaries described above, including those arising from their financial position, are detailed below:

Unit	Location	Millions of Euros

Santander Bank & Trust, Ltd.	Bahamas	185
Santander Investment Limited	Bahamas	3
Banco Santander Bahamas International, Limited	Bahamas	114
Holbah, Limited	Bahamas	(113)
Holbah II, Limited	Bahamas	3
Additionally, the Group has six branches, one located in the Bahamas, one in the Netherlands Antilles, one in Hong Kong and three in the Cayman Islands (two of these branches were included in the acquisition of Banco Real, of which one was disposed of in February 2009). These branches report to, and consolidate their balance sheets and income statements with, their respective parents.
(ii) Off-shore entities included in the Group as a result of the acquisitions in the UK and of Sovereign
a) Abbey
At the date of Abbey’s incorporation in the Santander Group -November 2004- this bank had 41 units located in off-shore territories. At December 31, 2008, Abbey had 13 subsidiaries. These companies contributed an aggregate amount of €55 million to the Group’s consolidated profit. The individual results of these entities, which operate mainly in Jersey and have a total of 130 employees, are shown in the Exhibits to these notes to the consolidated financial statements.
Their grouping by line of business is as follows:
•
Insurance, carried on by two subsidiaries: James Hay Insurance Company Limited located in Jersey and resident in the UK for tax purposes, and Baker Street Risk and Insurance (Guernsey) Limited in Guernsey.

•	Issuance, carried on by two subsidiaries in Jersey: Abbey National GP (Jersey) Limited and AN Structured Issues Limited, resident in the UK for tax purposes.
•	Banking, performed by one subsidiary in Jersey: Abbey National International Limited.
•
Portfolio or mere asset holding business, conducted by four companies, of which three are located in Jersey -Abbey National Offshore Holdings Limited (resident in the UK for tax purposes), Abbey National Jersey International Limited (resident in the UK for tax purposes) and Brettwood Limited- and one in Gibraltar -Abbey National (Gibraltar) Limited (which was virtually inactive at year-end).

•
Also, four subsidiaries continued to be inactive at 2008 year-end. Two are resident in Jersey -Whitewick Limited and Cater Allen Trust Company (Jersey) Limited (now called Bluewick Limited)-, one in the Isle of Man -Abbey National Treasury International (IOM) Limited-, and one is domiciled in Guernsey and resident in the UK for tax purposes -Carfax (Guernsey) Limited.

Additionally, Abbey has three branches -one located in the Cayman Islands and two in the Isle of Man-, one of which is inactive and is pending liquidation. The balance sheets and income statements of these branches are consolidated with those of their respective parents.

b) Alliance & Leicester and Bradford & Bingley
As a result of the acquisition of Alliance & Leicester and Bradford & Bingley in 2008, the Group acquired 19 subsidiaries which are classified, by activity, as follows:
•
Banking or financial activity, carried on by four subsidiaries acquired from Alliance & Leicester and by one subsidiary acquired from Bradford & Bingley: Alliance & Leicester Finance Company Limited, located in the Cayman Islands and resident in the UK for tax purposes; A&L CF (Guernsey) Limited, located in Guernsey and resident in the UK for tax purposes; Alliance & Leicester International Limited in the Isle of Man; Alliance & Leicester Trade Services Limited in Hong Kong; and Bradford & Bingley International Limited in the Isle of Man.

•
Leasing, carried on by seven subsidiaries, of which two are located in Jersey and resident in the UK for tax purposes -A&L CF (Jersey) Limited and A&L CF (Jersey) No. 2 Limited-, and five are located in Bermuda and resident in the UK for tax purposes -Sovereign Freeze Limited, Sovereign Hilli Limited, Sovereign Gimi Limited, Sovereign Khannnur Limited and Sovereign Spirit Limited.

•	Securitization fund management, carried on by two subsidiaries resident in Jersey: Fosse Trustees Limited and Langton Mortgages Trustee Limited.
•
Portfolio or mere asset holding business, conducted by four subsidiaries, of which two are located in Jersey and resident in the UK for tax purposes -Alliance & Leicester Investments (Derivatives No. 2) Limited and Giro Investments (Jersey) Limited-, one is located in the Cayman Islands and resident for tax purposes in the UK -Giro Investments Limited-, and one is resident in the Isle of Man -Alliance & Leicester International Holdings Limited.

•	There is also one inactive subsidiary located in Jersey and resident in the UK for tax purposes: SK Charter Hire (No.1) Limited.
Additionally, Alliance & Leicester plc. has one unoperational branch located in the Isle of Man. The balance sheet and income statement of this branch are consolidated with those of its parent.
c) Sovereign
Lastly, the recent acquisition of the Sovereign Group led to the inclusion in the Santander Group of three more operational off-shore subsidiaries (one in Hong Kong and two in the Cayman Islands) and one branch in the Cayman Islands.
(iii) Other entities and financial investments
The Group controls, from Brazil, a securitization special-purpose vehicle in the Cayman Islands, called Brazil Foreign Diversified Payment Rights Finance Company; it manages a protected cell company in Guernsey, called Guaranteed Investment Product 1 PCC, Ltd; and it holds a 14.56% ownership interest in Companhia Brasileira de Meios de Pagamento SA (Cayman Islands). Additionally, the Group has, directly or indirectly, various financial investments located in tax havens including, inter alia, Asiabridge Fund I LLC in Mauritius (21.24%), The HSH Coinvest (Cayman) Trust B in the Cayman Islands (13.47%), Olivant Limited in Guernsey (10.21%) and Algebris Global Financials Fund in the Cayman Islands (8.64%).
* * * * *
The Group has established the proper procedures and controls (risk management, supervision, verification and review plans and periodic reports) to prevent reputational and legal risk arising at these entities. Also, the Group has continued to implement its policy to reduce the number of off-shore units and plans to reduce the number as far as possible in the short term. The financial statements of the Group’s off-shore units are audited by member firms of the Deloitte worldwide organization.

4.	Distribution of the Bank’s profit and earnings per share
a)	Distribution of the Bank’s profit

The distribution of the Bank’s net profit for 2008 that the board of directors proposed and the shareholders at the annual general meeting approved is as follows:

Millions
of Euros

Interim dividends	4,812
Of which:
Distributed at December 31, 2008 (*)	1,711
Third interim dividend	1,003
Fourth interim dividend	2,099

Voluntary reserves	14

Net profit for the year	4,826

(*)	Recognized under “Shareholders’ equity — Dividends and remuneration”.
The provisional accounting statements prepared by the Bank pursuant to legal requirements evidencing the existence of sufficient funds for the distribution of the interim dividends were as follows:

	Millions of Euros
	31/05/08	30/09/08	31/12/08	31/12/08
	First	Second	Third (*)	Fourth (*)

Profit after tax	1,043	2,865	4,826	4,826
Dividends paid	—	(846)	(1,711)	(2,713)

	1,043	2,019	3,115	2,113

Interim dividends	846	865	1,003	2,099

Accumulated interim dividends	846	1,711	2,713	4,812

Gross dividend per share (euros)	0.12609	0.12609	0.12294	0.25737

Date of payment	01/08/08	01/11/08	01/02/09	01/05/09

(*)	Dividends not distributed at December 31, 2008.

The board of directors proposed and the shareholders at the annual general meeting approved that a dividend of €0.6508 per share be paid out of 2008 profit. In accordance with IAS 33, the foregoing table takes into account the adjustment arising from the capital increase with pre-emptive subscription rights carried out in December 2008. As a result of this adjustment, the dividend per share amounts to €0.6325.

b)	Earnings per share in ordinary activities and discontinued operations
i. Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Group by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.

Accordingly:

	31/12/08	31/12/07	31/12/06

Profit attributable to the Group (thousands of euros)	8,876,414	9,060,258	7,595,947
Profit/(loss) from discontinued operations (net of minority interests) (thousands of euros)	(16,146)	708,317	1,268,304
Profit from continuing operations (net of minority interests) (thousands of euros)	8,892,560	8,351,941	6,327,643

Weighted average number of shares outstanding	6,802,545,788	6,693,869,621	6,701,727,841
Assumed conversion of convertible debt	468,923,871	108,029,643	—

Adjusted number of shares	7,271,469,659	6,801,899,264	6,701,727,841

Basic earnings per share (euros)	1.2207	1.3320	1.1334

Basic earnings per share from discontinued operations (euros)	(0.0022)	0.1041	0.1893

Basic earnings per share from continuing operations (euros)	1.2229	1.2279	0.9442

ii. Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to ordinary shareholders and the weighted average number of shares outstanding, net of treasury shares, are adjusted to take into account all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	31/12/08	31/12/07	31/12/06

Profit attributable to the Group (thousands of euros)	8,876,414	9,060,258	7,595,947
Profit/(loss) from discontinued operations (net of minority interests) (thousands of euros)	(16,146)	708,317	1,268,304
Profit from continuing operations (net of minority interests) (thousands of euros)	8,892,560	8,351,941	6,327,643
Dilutive effect of changes in profit for the year arising from potential conversion of ordinary shares	—	—	—

Weighted average number of shares outstanding	6,802,545,788	6,693,869,621	6,701,727,841

Assumed conversion of convertible debt	468,923,871	108,029,643	—

Dilutive effect of options	44,244,806	66,362,931	34,052,536

Adjusted number of shares	7,315,714,465	6,868,262,195	6,735,780,377

Diluted earnings per share (euros)	1.2133	1.3191	1.1277

Diluted earnings per share from discontinued operations (euros)	(0.0022)	0.1031	0.1883

Diluted earnings per share from continuing operations (euros)	1.2155	1.2160	0.9394

The calculation of the weighted average number of shares outstanding, for the years presented, included the adjustment arising from the capital increase with pre-emptive subscription rights carried out in December 2008 (see Note 31).

5.	Remuneration and other benefits paid to the Bank’s directors and senior managers
a)	Remuneration of directors
i. Bylaw-stipulated directors’ emoluments and attendance fees

Article 58 of the Bank’s new Bylaws approved by the shareholders at the general meeting held on June 21, 2008 provides that the share in the Bank’s profit for each year that the directors will be entitled to receive for discharging their duties as members of the board of directors -annual emolument and attendance fees- will be equal to 1% of the Bank’s net profit for the year. However, the board of directors may resolve to reduce this percentage. In the previous Bylaws, this percentage represented the limit only with respect to the annual emolument and did not include attendance fees.

The amount set by the board of directors for 2008, calculated pursuant to the aforementioned Article 58 of the new Bylaws, was 0.124% of the Bank’s profit for 2008 (2007: 0.157% in like-for-like terms).

At the board meeting held on December 22, 2008, under the powers conferred on them, the directors resolved to reduce by 10% the annual emolument relating to the directors for 2008, and established the following amounts in this connection (the respective proportional amounts were allocated to any directors who did not sit on the board for the whole year): each board member received a gross emolument of €106.3 thousand (2007: €118.1 thousand; 2006: €107.4 thousand) and, additionally, each member of the following board committees received the following gross emoluments: executive committee, €213.2 thousand (2007: €236.9 thousand; 2006: €215.4 thousand); audit and compliance committee, €50 thousand (2007: €55 thousand; 2006: €50 thousand); appointments and remuneration committee, €30 thousand (2007: €33 thousand; 2006: €30 thousand). Also, the first deputy chairman and the fourth deputy chairman received a gross amount of €36 thousand each (2007: €40 thousand; 2006: €36 thousand).

Furthermore, the directors receive fees for attending board and committee meetings, excluding executive committee meetings, since no attendance fees are received for this committee.

At the proposal of the appointments and remuneration committee, the directors at the board meeting held on December 17, 2007 approved the amounts of fees applicable from January 1, 2008 for attending the board and committee meetings, excluding the executive committee. The agreed-upon gross amounts are as follows:

• Board of directors: €2,540 for resident directors and €2,057 for non-resident directors.

• Risk committee and audit and compliance committee: €1,650 for resident directors and €1,335 for non-resident directors.

• Other committees: €1,270 for resident directors and €1,028 for non-resident directors.

At the meeting held on December 17, 2008, the appointments and remuneration committee proposed to maintain unchanged the amount of fees for attending the meetings of the board of directors and the board committees (excluding the executive committee) as from January 1, 2009. This proposal was approved by the directors at the board meeting held on December 22, 2008.

ii. Salaries

Following is the detail of the salaries received by the Bank’s executive directors, who at December 31, 2007 and 2006 were Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea and Mr. Francisco Luzón López (Mr. Juan Rodríguez Inciarte became an executive director in 2008, having taken office as member of the board of directors on March 24, 2008).

The table below includes, with respect to 2008, the total salary received by Mr. Juan Rodríguez Inciarte for 2008. The balances for 2007 and 2006 in this table do not include the remuneration of the aforementioned director and, therefore, they are not comparable.

	Thousands of Euros
	2008	2007	2006

Total salaries	25,489	24,315	20,970
Of which: variable remuneration	15,240	16,088	13,666

The amounts of fixed remuneration received by the executive directors in 2008 were approved by the directors at the board meeting held on December 17, 2007, at the proposal of the appointments and remuneration committee.

Also, at the board meetings of December 22, 2008 and January 26, 2009, at the proposal of the appointments and remuneration committee, the directors resolved to reduce by 15% with respect to 2007 the variable remuneration (or bonus) to be received by the executive directors for 2008 (10% in the case of Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea).

iii. Detail by director
The detail, by director, of the remuneration earned by the Bank’s directors in 2008 is as follows:

	Thousands of Euros
	2008												2007	2006
	Bylaw-Stipulated Emoluments						Salary of Executive			Other
	Annual Emolument				Attendance Fees		Directors (1)			Remuneration
				Nomination
			Audit and	and
		Executive	Compliance	Remuneration		Other		Variable		Three-Year
Directors	Board	Committee	Committee	Committee	Board	Fees	Fixed	(a)	Total	Share Plan	Other	Total	Total	Total

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	106	213	—	—	23	5	1,305	1,987	3,292	1,780	1	5,420	3,910	3,459
Mr. Fernando de Asúa Álvarez	142	213	50	30	23	185	—	—	—	—	—	642	677	590
Mr. Alfredo Sáenz Abad	106	213	—	—	23	5	3,595	4,745	8,340	—	608	9,295	9,604	8,099
Mr. Matías Rodríguez Inciarte	106	213	—	—	23	168	1,661	2,503	4,164	1,661	206	6,541	5,154	4,501
Mr. Manuel Soto Serrano	142	—	50	30	23	30	—	—	—	—	—	274	306	271
Assicurazioni Generali, Spa.	123	—	—	—	16	—	—	—	—	—	—	140	143	136
Mr. Antonio Basagoiti García-Tuñón	106	213	—	—	23	168	—	—	—	—	7	517	523	3,477	(4)
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	106	213	—	—	23	4	1,269	1,786	3,055	608	12	4,021	3,517	3,084
Mr. Francisco Javier Botín-Sanz de Sautuola y O’Shea (2)	106	—	—	—	23	—	—	—	—	—	—	129	143	128
Lord Terence Burns	106	—	—	—	16	—	—	—	—	—	—	123	135	122
Mr. Guillermo de la Dehesa Romero	106	213	—	30	23	11	—	—	—	—	—	384	427	381
Mr. Rodrigo Echenique Gordillo (**)	106	213	—	30	20	42	—	—	—	—	32	443	562	1,388
Mr. Antonio Escámez Torres	106	213	—	—	23	157	—	—	—	—	36	535	550	1,329
Mr. Francisco Luzón López	106	213	—	—	23	3	1,461	2,753	4,215	1,473	818	6,851	5,620	4,601
Mr. Abel Matutes Juan	106	—	50	—	23	16	—	—	—	—	—	194	213	189
Mr. Juan Rodríguez Inciarte (*)	82	—	—	—	20	106	958	1,466	2,425	1,090	107	3,830	—	—
Mr. Luis Ángel Rojo Duque	106	—	50	30	18	25	—	—	—	—	—	229	249	232
Mr. Luis Alberto Salazar-Simpson Bos	106	—	50	—	23	19	—	—	—	—	—	198	214	192
Ms. Isabel Tocino Biscarolasaga (***)	106	—	—	—	23	—	—	—	—	—	—	129	103	—
Mutua Madrileña Automovilista (3)	—	—	—	—	—	—	—	—	—	—	—	—	153	148
Mr. Jay S. Sidhu (b)	—	—	—	—	—	—	—	—	—	—	—	—	—	58

Total 2008	2,084	2,132	248	149	411	942	10,249	15,240	25,489	6,612	1,827	39,894	—	—

Total 2007	2,324	2,370	275	165	424	813	8,227	16,088	24,315	—	1,517	—	32,203	—

Total 2006	2,092	2,150	250	150	386	630	7,304	13,666	20,970	—	5,757	—	—	32,385

(*)
Appointed as member of the Bank’s board of directors on 28 January 2008, Mr. Juan Rodríguez Inciarte took office on March 24, 2008. He was appointed as a member of the risk committee on March 24, 2008.

(**)	Ceased to be a member of the risk committee on March 24, 2008.

(***)
Appointed by co-optation by the board of directors at its meeting on March 26, 2007, Ms. Isabel Tocino Biscarolasaga took office at the meeting held on April 23, 2007. Her appointment was ratified by the shareholders at the annual general meeting held on June 23, 2007.

(a)	Accrued in 2008.

(b)	Appointed by the shareholders at the annual general meeting on June 17, 2006 and ceased to discharge his duties on December 31, 2006.

(1)	Recognized under “Staff costs” in the income statement of the Bank, except for the salary of Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, which is recognized at Banco Español de Crédito, S.A.

(2)	Amounts contributed to Marcelino Botín foundation.

(3)	Ceased to be a director on December 19, 2007.

(4)
Includes €3 million received for duties discharged on the board of directors of Unión Fenosa during the period in which he belonged to this board at the proposal of the Bank. At the proposal of the appointments and remuneration committee, this remuneration was approved by the Bank’s board of directors at its meeting on February 6, 2006.

iv. Other remuneration
Three-year share plan

The amount at December 31, 2008 relates to the remuneration in kind received in 2008 by the Bank’s directors due to the exercise of Banco Santander, S.A. share options granted under the I06 three-year incentive plan (Plan I06) approved by the shareholders at the annual general meeting of Banco Santander, S.A. held on June 18, 2005 and, in the case of Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, to the delivery of shares of Banco Español de Crédito, S.A. under a three-year incentive plan for executives of this entity approved by the shareholders at its annual general meeting held on February 28, 2006, for a total of €6,612 thousand (see Note 5-d).

Other

The amounts recorded under “Other remuneration — Other” in the foregoing table include, inter alia, the life and medical insurance costs borne by the Group relating to the Bank’s directors.
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

		Thousands of Euros
	Company	2008	2007	2006
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	Shinsei Bank, Ltd.	53.0	50.1	59.9
Mr. Fernando de Asúa Álvarez	Cepsa	97.2	97.2	95.6
Mr. Antonio Escámez Torres	Attijariwafa Bank Société Anonyme	14.8	9.9	5.0

		165.0	157.2	160.5

In 2008 Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos received options to acquire 10,000 shares of Shinsei Bank, Ltd. (Shinsei) at a price of JPY 416 each. Previously, in 2007, 2006 and 2005, Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos had received, in each year, options to acquire 10,000 Shinsei shares at a price of JPY 555 each for those received in 2007, and options to acquire 25,000 Shinsei shares at a price of JPY 825 each for those received in 2006 and JPY 601 each for those received in 2005. At December 31, 2008, the market price of the Shinsei share was JPY 139 and, therefore, regardless of the stipulated exercise periods, the options granted in those years would not have given rise to any gains had they been exercised.

Furthermore, other directors of the Bank earned a total of €729 thousand in 2008 as members of the boards of directors of Group companies (2007: €750 thousand; 2006: €732 thousand), the detail being as follows: Lord Burns (Abbey), €651 thousand; Mr. Rodrigo Echenique (Banco Banif, S.A.), €36 thousand; and Mr. Matías Rodríguez Inciarte (U.C.I., S.A.), €42 thousand.

c)	Post-employment and other long-term benefits

The total balance of supplementary pension obligations assumed by the Group over the years to its current and retired employees, which amounted to €11,198 million (covered mostly by in-house provisions) at December 31, 2008, includes the obligations to those who have been directors of the Bank during the year and who discharge (or have discharged) executive functions. The total pension obligations to these directors, together with the total sum insured under life insurance policies and other items, amounted to €311 million at December 31, 2008 (December 31, 2007: €264 million; December 31, 2006: €234 million).

The following table provides information on: (i) the pension obligations assumed and covered by the Group; and (ii) other insurance -the premiums of which are paid by the Group, the related cost being included in the “Other remuneration” column in the table in Note 5-a.iii-, in both cases in respect of the Bank’s executive directors:

	Thousands of Euros
	2008		2007		2006
	Accrued		Accrued		Accrued
	Pension	Other	Pension	Other	Pension	Other
	Obligations	Insurance	Obligations	Insurance	Obligations	Insurance

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	25,579	—	22,926	—	21,068	—
Mr. Alfredo Sáenz Abad	80,049	10,785	68,070	9,378	55,537	8,155
Mr. Matías Rodríguez Inciarte	50,894	4,982	44,226	4,529	39,390	4,117
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	21,737	1,403	17,975	1,403	15,045	1,402
Mr. Francisco Luzón López	53,083	7,624	45,468	7,624	39,187	6,571
Mr. Juan Rodríguez Inciarte	9,918	2,875	—	—	—	—

	241,260	27,668	198,665	22,934	170,227	20,245

The amounts in the “Accrued pension obligations” column in the foregoing table relate to the accrued present actuarial value of the future annual payments to be made by the Group. These amounts were obtained using in part an actuarial calculation and cover the obligations to pay the respective calculated pension supplements. In the case of Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte and Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, these supplements were calculated as 100% of the sum of the fixed annual salary received at the date of effective retirement plus 30% of the arithmetical mean of the last three variable salary payments received. In addition, in the case of Mr. Francisco Luzón López, to the amount thus calculated will be added the amounts received by him in the year before retirement or early retirement in his capacity as a member of the board of directors or the committees of the Bank or of other consolidable Group companies and, in the case of Mr. Juan Rodríguez Inciarte, 100% of the gross fixed annual salary received at the date of effective retirement.

On December 17, 2007 and March 24, 2008, the board of directors of the Bank resolved to authorize a change in the contracts of the executive directors and the other members of the Bank’s senior management -the senior executives- granting them the right, on the date of retirement -or pre-retirement, as appropriate- to opt to receive accrued pensions -or amounts similar thereto- in the form of income or capital, i.e. in one single payment, in full but not in part. In order to maintain the financial neutrality for the Group, the amount to be received in the form of capital by the commitment beneficiary at the date of retirement must be the aliquot part of the market value of the assets assigned to cover the mathematical provisions of the policy instrumenting these commitments to senior executives. The senior executives who are still in service on reaching the age of retirement -or who at the date of the contract entered into have passed the age of retirement- must state whether they wish to opt for this form of benefit. Should the senior executive subsequently die whilst still in service and prior to retirement, the capital of the pension will correspond to his/her heirs.

At the board meetings held on July 21, 2008 and April 28, 2009, the directors approved the new terms and conditions of the Bank’s contractual relationship with the executive directors and the senior executives who are not executive directors, in order to adapt them to the new Bylaws (Articles 49.2 and 58.4) and to the new pensions regime. Those terms and conditions include, inter alia, those implementing and executing the aforementioned resolutions of December 17, 2007 and March 24, 2008 granting the executive directors and other senior executives the option to receive pensions or similar amounts in one single payment.

Pension provisions recognized and reversed in 2008 amounted to €26,974 thousand and €11 thousand, respectively (2007: €21,615 thousand and €580 thousand, respectively; 2006: €44,819 thousand and €629 thousand, respectively).

Additionally, other directors have life insurance policies the cost of which is borne by the Group, the related insured sum being €3 million at December 31, 2008 (2007 and 2006: €3 million). Also, the payments made in 2008 to the members of the board entitled to post-employment benefits amounted to €2.6 million.

d)	Long-term share-based remuneration systems

The detail of these plans granted to directors (see Note 47) is as follows:
i) Plan I06 (see Note 47)

In 2004 a long-term incentive plan (I06) was designed which, consisting of options on shares of the Bank, is tied to the achievement of two targets which were achieved. The exercise period is from 15 January 2008 to 15 January 2009. At the date of these consolidated financial statements, Plan I06 had expired. The executive directors are beneficiaries of this plan; the number of Bank share options held by them is indicated below:

	Options					Options Exercised
	at		Options	Options			Number of		Market	Remuneration	Options		Date of	Date of
	December 31,	Exercise	Granted or	at	Options	Number of	Shares	Exercise	Price	Allocated	at	Exercise	Commencement	Expiry of
	2005 and	Price	Exercised	December 31,	Granted	Options	Acquired	Price	Applied	(Thousands	December 31,	Price	of Exercise	Exercise
	2006	(Euros)	Number	2007	Number	Exercised	(***)	(Euros)	(Euros)	of Euros)	2008	(Euros)	Period	Period

Plan I06
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	541,400	9.09	—	541,400	—	(541,400)	541,400	9.09	12.40	1,780	—	—	—	—
Mr. Alfredo Sáenz Abad	1,209,100	9.09	—	1,209,100	—	—		—	—	—	1,209,100	9.09	01/15/08	01/15/09
Mr. Matías Rodríguez Inciarte	665,200	9.09	—	665,200	—	(332,600)	67,901	9.09	14.12	1,661	332,600	9.09	01/15/08	01/15/09
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	293,692	9.09	—	293,692	—	—		—	—	—	293,692	9.09	01/15/08	01/15/09
Mr. Francisco Luzón López	639,400	9.09	—	639,400	—	(300,000)	60,656	9.09	14.04	1,473	339,400	9.09	01/15/08	01/15/09
Mr. Juan Rodríguez Inciarte (**)	419,000	9.09	—	419,000	—	(419,000)	419,000	9.09	11.72	1,090	—	—	—	—

	3,767,792	9.09	—	3,767,792	—	(1,593,000)	—	—	—	6,004	2,174,792	9.09

(*)	Approved by Banesto’s shareholders at its annual general meeting on February 28, 2006.

(**)
Mr. Juan Rodríguez Inciarte was appointed as member of the board of directors in 2008. The data on his options for prior dates relate to the options granted to him as executive prior to his appointment as director.

(***)
Under the three-year I06 incentive plan (see Note 47), each purchase option granted entitles the beneficiary to acquire one Bank share at a price of €9.09, and the number of shares acquired on the exercise of the options is determined on the basis of the settlement method used, which can be cash for stock or cashless for cash. In the case of cash-for-stock settlements, the number of shares granted as consideration for the payment in cash of the exercise price is equal to the number of options exercised.

As detailed in the foregoing table, the remuneration allocated to executive directors due to the exercise of Banco Santander, S.A. share options arising from the I06 three-year incentive plan (see Note 47) amounted to €6,004 thousand in 2008. Additionally, the remuneration allocated to Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea due to the delivery of Banesto shares under the incentive plan for executives approved by the shareholders at the annual general meeting of this entity on February 28, 2006 amounted to €608 thousand. The share options under Plan I06 that had not been exercised at December 31, 2008 expired on 15 January 2009.

ii) Performance share plan (see Note 47)

This multiannual incentive plan is payable in shares of the Bank. The beneficiaries of the plan include the executive directors. This plan will involve successive three-year cycles of share deliveries to the beneficiaries, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end.

	Options		Options
	At	Options	At		Share
	December 31,	Granted	December 31,	Grant	Delivery
	2007	(Number)	2008	Date	Deadline

Plan I09:
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	41,785	—	41,785	23/06/07	31/07/09
Mr. Alfredo Sáenz Abad	110,084	—	110,084	23/06/07	31/07/09
Mr. Matías Rodríguez Inciarte	53,160	—	53,160	23/06/07	31/07/09
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	27,929	—	27,929	23/06/07	31/07/09
Mr. Francisco Luzón López	44,749	—	44,749	23/06/07	31/07/09
Mr. Juan Rodríguez Inciarte (**)	43,322	—	43,322	23/06/07	31/07/09

	321,029	—	321,029

Plan I10:
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	62,589	—	62,589	23/06/07	31/07/10
Mr. Alfredo Sáenz Abad	164,894	—	164,894	23/06/07	31/07/10
Mr. Matías Rodríguez Inciarte	79,627	—	79,627	23/06/07	31/07/10
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	41,835	—	41,835	23/06/07	31/07/10
Mr. Francisco Luzón López	67,029	—	67,029	23/06/07	31/07/10
Mr. Juan Rodríguez Inciarte (**)	64,983	—	64,983	23/06/07	31/07/10

	480,957	—	480,957

Plan I11:
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	—	68,848	68,848	21/06/08	31/07/11
Mr. Alfredo Sáenz Abad	—	189,628	189,628	21/06/08	31/07/11
Mr. Matías Rodríguez Inciarte	—	87,590	87,590	21/06/08	31/07/11
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (***)	—	46,855	46,855	21/06/08	31/07/11
Mr. Francisco Luzón López	—	77,083	77,083	21/06/08	31/07/11
Mr. Juan Rodríguez Inciarte (**)	—	50,555	50,555	21/06/08	31/07/11

	—	520,559	520,559

(*)
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

(**)
Mr. Juan Rodríguez Inciarte was appointed as member of the board of directors in 2008. The data on his options for prior dates relate to the options granted to him as an executive prior to his appointment as director.

(***)
Without prejudice to the Banesto shares that might correspond to Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea by virtue of any plans that might be approved by the shareholders at the annual general meeting of Banesto, the number of shares shown in the foregoing table relating to the aforementioned executive director must be submitted for approval by the Banesto AGM.

iii) Obligatory Investment Share Plan

Additionally, pursuant to the Obligatory Investment Share Plan (see Note 47), the current executive directors acquired, prior to February 29, 2008 and 28 February 2009, the number of Bank shares shown in the table below, which involved an investment of €1.5 million in 2008 and €0.8 million in 2009. Executive directors who hold the shares acquired through the Obligatory Investment and remain in the Group’s employ for three years from the date on which the Obligatory Investment is made will be entitled to receive the same number of Bank shares as that composing their initial Obligatory Investment.

	2008-2011	2009-2012
Executive Directors	Cycle	Cycle

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	16,306	19,968
Mr. Alfredo Sáenz Abad	37,324	47,692
Mr. Matías Rodríguez Inciarte	20,195	25,159
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	13,610	16,956
Mr. Francisco Luzón López	22,214	27,675
Mr. Juan Rodríguez Inciarte	14,617	14,738

	124,266	152,188

(*)
In accordance with the resolution adopted by the shareholders at the annual general meeting of Banco Santander held on June 23, 2007, the maximum number of shares relating to Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea for the 2008-2011 cycle is that shown in the foregoing table, as approved by the annual general meeting of Banesto held on June 27, 2007. The number of shares relating to Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea for the 2009-2012 cycle as beneficiary of this plan is in line with the resolution adopted by the shareholders at the annual general meeting of Banco Santander held on June 21, 2008 and will also be submitted for approval by the annual general meeting of Banesto.

e)	Loans

The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below. These transactions were made on an arm’s-length basis or the related compensation in kind was charged:

	Thousands of Euros
	2008			2007			2006
	Loans and			Loans and			Loans and
	Credits	Guarantees	Total	Credits	Guarantees	Total	Credits	Guarantees	Total

Mr. Alfredo Sáenz Abad	25	—	25	6	—	6	21	—	21
Mr. Matías Rodríguez Inciarte	20	10	30	18	10	28	—	—	—
Mr. Manuel Soto Serrano	5	—	5	4	—	4	4	—	4
Mr. Antonio Basagoiti García-Tuñón	66	1	67	94	1	95	125	1	126
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	5	—	5	—	—	—	2	—	2
Mr. Rodrigo Echenique Gordillo	12	—	12	7	—	7	33	—	33
Mr. Antonio Escámez Torres	1,473	—	1,473	309	—	309	289	—	289
Mr. Francisco Luzón López	1,649	—	1,649	722	—	722	875	—	875
Mr. Luis Alberto Salazar-Simpson Bos	461	—	461	—	—	—	—	—	—
Ms. Isabel Tocino Biscarolasaga	49	—	49	—	—	—	—	—	—
Mr. Juan Rodríguez Inciarte	465	—	465	—	—	—	—	—	—
Mutua Madrileña Automovilista	—	—	—	—	—	—	140	63	203

	4,231	11	4,242	1,160	11	1,171	1,489	64	1,553

f)	Senior managers

Following is a detail of the remuneration paid to the Bank’s General Managers (*) in 2008, 2007 and 2006:

		Thousands of Euros
	Number of	Salary			Other
Year	Managers (1)	Fixed	Variable	Total	Remuneration	Total

2006	26	19,119	34,594	53,713	11,054	64,767
2007	26	19,504	42,768	62,272	10,092	72,364
2008	24	21,219	34,674	55,893	27,598	83,491

(*)	Excluding executive directors’ remuneration, which is detailed above.

(1)
At some point in the year they occupied the position of General Manager. The amounts reflect the annual remuneration regardless of the number of months in which the position of General Manager was occupied.

The foregoing table includes all the items of remuneration paid to the senior managers, including the life insurance (€1,029 thousand in 2008), the termination or retirement benefits, and the three-year share-based remuneration systems. The remuneration relating to these systems, which amounted to €22,410 thousand in 2008, corresponded to the remuneration allocated to the General Managers on the exercise of 5,317,978 Santander share options under the three-year I06 incentive plan (see Note 47) and to the delivery of Banesto shares under the incentive plan for executives approved by the shareholders at the general meeting of this entity held on February 28, 2006. No remuneration was paid in this connection in 2007 and 2006.

Following is a detail of the maximum number of options or shares that the Bank’s General Managers (excluding executive directors) were entitled to receive at December 31, 2008, 2007 and 2006 under the various plans then in force.

Maximum Number of Options/Shares	31/12/08	31/12/07	31/12/06

Plan I06 (*)	1,499,010	7,235,988	7,268,572
Plan I09	822,508	889,109	—
Plan I10	1,280,124	1,333,465	—
Plan I11	1,446,259	—	—

(*)	The exercise period is from 15 January 2008 to 15 January 2009.

Additionally, with respect to the first cycle of the Obligatory Investment Share Plan, the investment was made in February 2008 by the General Managers (excluding current executive directors) for a total of €3.4 million (equal to 289,223 shares). Also, the amount invested in the second cycle of the Obligatory Investment Share Plan in February 2009 totaled €2.9 million (equal to 525,007 shares).

The actuarial liability recognized in respect of post-employment benefits earned by the Bank’s senior managers totaled €240 million at December 31, 2008 (December 31, 2007: €202 million; December 31, 2006: €186 million). The charge to the consolidated income statement in this connection amounted to €41 million in 2008 (2007: €24 million; 2006: €46 million). Additionally, the total sum insured under life and accident insurance policies relating to this group amounted to €59 million at December 31, 2008 (December 31, 2007: €56 million; December 31, 2006: €52 million).

g)	Post-employment benefits to former directors and former general managers

The post-employment benefits paid in 2008 to former directors of the Bank and former general managers amounted to €7.7 million and €19.1 million, respectively (2007: €7.9 million and €8.7 million, respectively; 2006: €7.6 million and €6.7 million, respectively).

The expense recognized in the consolidated income statement for 2008 in connection with pension and similar obligations assumed by the Group to former directors of the Bank and former general managers amounted to €1,064 thousand and €570 thousand, respectively (2007: €308 thousand and €99 thousand, respectively; 2006: €2.8 million and €0.3 million, respectively.

Furthermore, “Provisions — Provisions for pensions and similar obligations” in the consolidated balance sheet at December 31, 2008 included €88.8 million and €132.2 million in respect of the post-employment benefit obligations to former directors of the Bank and former general managers, respectively (2007: €89.2 million and €142.9 million, respectively; 2006: €91.7 million and €95.9 million, respectively).

h)	Termination benefits

The Bank has signed contracts with all its executive directors.

The Bank’s executive directors have indefinite-term employment contracts. However, executive directors whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. If the contracts are terminated for reasons attributable to the Bank or due to objective circumstances (such as those affecting the executive directors’ functional and organic statute), the directors will be entitled, at the date of termination of their employment relationships with the Bank, to the following:

•
In the case of Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, to retire and to accrue a pension supplement. At December 31, 2008, the annual pension supplement would amount to €1,878 thousand (2007: €1,706 thousand; 2006: €1,529 thousand).

•
In the case of Mr. Alfredo Sáenz Abad, to retire or, alternatively, to receive a termination benefit equal to 40% of his annual fixed salary multiplied by the number of years of service at the Bank, up to a maximum of ten times his annual fixed salary. At December 31, 2008, the amount of the pension supplement relating to the first option would be €4,973 thousand per year and the amount relating to the second option would be €35.9 million (December 31, 2007: €4,257 thousand per year and €31.3 million, respectively; December 31, 2006: €3,657 thousand per year and €27.2 million, respectively). The two alternatives are mutually exclusive and, therefore, if Mr. Alfredo Sáenz Abad were to opt to receive the termination benefit he would not receive any pension supplement.

•
In the cases of Mr. Matías Rodríguez Inciarte and Mr. Francisco Luzón López, to take early retirement and to accrue pension supplements. At December 31, 2008, the annual pension supplements would amount to €2,416 thousand for Mr. Matías Rodríguez Inciarte and €2,648 thousand for Mr. Francisco Luzón López (2007: €2,146 thousand and €2,293 thousand, respectively; 2006: €1,916 thousand and €1,972 thousand, respectively).

•
In the case of Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, to receive a termination benefit amounting to five years’ annual fixed salary at the date of termination. At December 31, 2008, this benefit would amount to €6,345 thousand (December 31, 2007: €3,399 thousand; December 31, 2006: €4,120 thousand). In the event of termination due to withdrawal at the will of the Bank, Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea may opt to take early retirement and accrue an annual emolument. At December 31, 2008, this emolument would amount to €1,781 thousand per year. The two alternatives are mutually exclusive and, therefore, if Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea were to opt to receive the termination benefit she would not receive any emolument.

•
In the case of Mr. Juan Rodríguez Inciarte, to receive a termination benefit amounting to five years’ annual fixed salary at the date of termination. At December 31, 2008, this benefit would amount to €4,792 thousand (December 31, 2007: €4,652 thousand). In the event of termination due to withdrawal at the will of the Bank, Mr. Juan Rodríguez Inciarte may opt to take early retirement and accrue an annual emolument. At December 31, 2008, this annual emolument would amount to €958 thousand (December 31, 2007: €930 thousand). The two alternatives are mutually exclusive and, therefore, if Mr. Juan Rodríguez Inciarte were to opt to receive the termination benefit he would not receive any emolument.

If the directors retire or take early retirement, they have the right to opt to receive the pensions accrued -or similar amounts- in the form of income or capital -i.e. in a single payment- in full but not in part (see Note 5-c).

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

In accordance with the requirements of Article 127 ter.4 of the Spanish Companies Act (Ley de Sociedades Anónimas), in order to enhance the transparency of listed companies, following is a detail of the directors’ investments in the share capital of entities engaging in banking, financing or lending; and of the management or governing functions, if any, that the directors discharge thereat:

	Corporate	Number of
Director	Name	Shares	Functions
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	Bankinter, S.A.	3,138,885	—
	Shinsei Bank, Limited	—	Director (1)
	Bank of America Corporation	560	—
	Santander Investment, S.A.	—	Chairman (1)
Mr. Alfredo Sáenz Abad	Banco Bilbao Vizcaya Argentaria, S.A.	25,000	—
	HSBC Holdings	8,885	—
	Lloyds TSB	218	—
	Banco Banif, S.A.	—	Chairman (1)
	Santander Investment, S.A.	—	Deputy Chairman (1)
Mr. Matías Rodríguez Inciarte	Banesto	27,575	Director (1)
	Banco Santander Totta, S.A.	—	Deputy Chairman (1)
Mr. Manuel Soto Serrano	Intesa Sanpaolo	534,100	—
	UniCredito Italiano S.p.A.	340,000	—
	Istituto per le Opere di Religione (IOR)	—	Director (2)
Assicurazioni Generali S.p.A. (3)	Commerzbank, AG	66,531,286	—
	Intesa Sanpaolo	617,113,776	—
	Mediobanca - Banca di Credito Finanziario S.p.A.	16,381,963	—
	Bank Leumi le-Israel B.M.	51,781,602	—
	Erste Group Bank AG	3,734,656	—
	UniCredito Italiano S.p.A.	116,658,064	—
	Banca Monte dei Paschi di Siena S.p.A.	26,431,550	—
	Crédit Agricole, S.A.	3,993,037	—
	Société Générale	1,245,012	—
	Banco Bilbao Vizcaya Argentaria, S.A.	6,773,892	—
	Deustche Bank, A.G.	772,452	—
	Banesto	753,429	—
Mr. Antonio Basagoiti García-Tuñón	Banco Popular Español, S.A.	500	—
	Banco Bilbao Vizcaya Argentaria, S.A.	850	—
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	Banesto	560,214	Chairman
	Santander Investment, S.A.	—	Director (1)
	BSN - Banco Santander de Negocios Portugal, S.A.	—	Director (1)
Lord Burns (Terence)	Abbey National plc	—	Chairman (1)
Mr. Guillermo de la Dehesa Romero	Goldman Sachs & Co.	12,888	—
	Goldman Sachs Europe Ltd.	—	Director (1)
	Banco Pastor, S.A.	11,088	—
Mr. Rodrigo Echenique Gordillo	Banco Bilbao Vizcaya Argentaria, S.A.	13,580	—
	Mitsubishi UFJ Financial Group	6,000	—
	Mizuho Financial Group, Inc.	5,000	—
	Banco Banif, S.A.	—	2nd Deputy Chairman(1)
	Santander Investment, S.A.	—	Director (1)
	Allfunds Bank, S.A.	—	Chairman (1)
	Banco Santander International	—	Director (1)
Mr. Antonio Escámez Torres	Attijariwafa Bank	10	Deputy Chairman (1)
	Banco de Valencia, S.A.	349	—
	Santander Consumer Finance, S.A.	—	Chairman (1)
	Open Bank Santander Consumer, S.A.	—	Chairman (1)
Mr. Francisco Luzón López	Banco Santander (México), S.A.	—	Director (1)
	Banco Santander International	—	Director (1)
Mr. Abel Matutes Juan	Intesa Sanpaolo	3,619,665	—
	Eurizon Financial Group	—	Director (1)
	Banco Bilbao Vizcaya Argentaria, S.A.	2,154,025	—
	Banesto	11,980	—

	Corporate	Number of
Director	Name	Shares	Functions
Mr. Juan Rodríguez Inciarte	Banco Bilbao Vizcaya Argentaria, S.A.	1,000	—
	Wachovia	540	—
	Abbey National, plc	—	Deputy Chairman (1)
	Banco Banif, S.A.	—	Director (1)
	Santander Consumer Finance, S.A.	—	Director (1)
	RFS Holding NV	—	Director
	ABN AMRO Holding NV	—	Director (4)
	ABN AMRO Bank NV	—	Director (4)
	Sovereign Bancorp	—	Director (1) (5)
	Sovereign Bank	—	Director (1) (5)
	Alliance & Leicester plc	—	Director (1)
Mr. Luis Alberto Salazar-Simpson Bos	Bankinter, S.A.	2,798	—
Ms. Isabel Tocino Biscarolasaga	Banco Bilbao Vizcaya Argentaria, S.A.	1,000	—
Mr. Antoine Bernheim (6)	Credit Suisse	40,900	—
	BNP Paribas	14,400	—
	UBS	82,863	—
	Intesa Sanpaolo	398,533	Deputy Chairman (7)
	Mediobanca - Banca di Credito Finanziario S.p.A.	60,000	Director (1)
	UniCredito Italiano S.p.A.	126,455	—
	Royal Bank of Scotland Group plc	12,298	—
	Bank of New York Mellon	10,000	—
	BSI SA	—	Director (1)

(1)	Non-executive.

(2)	Non-executive member of the control committee.

(3)
More detailed information on the ownership interests held by Assicurazioni Generali, S.p.A. can be consulted in the notes to the financial statements of this company or on its website (www.generali.it).

(4)	Non-executive member of the supervisory board.

(5)	Ceased to be a director on June 19, 2008.

(6)	Representative on the Bank’s board of directors of the non-executive nominee director Assicurazioni Generali S.p.A.

(7)	(Non-executive) deputy chairman of the supervisory board.
None of the members of the board of directors perform, as independent professionals or as employees, activities referred to in this Note.

6.	Loans and advances to credit institutions
The breakdown, by classification, type and currency, of the balances of “Loans and advances to credit institutions” in the consolidated balance sheets is as follows:

	Thousands of Euros
	2008	2007	2006

Classification:
Financial liabilities held for trading	5,149,584	12,294,559	14,627,738
Other financial assets at fair value through profit or loss	8,911,906	6,865,073	185,485
Loans and receivables	64,730,787	38,482,972	54,943,833

	78,792,277	57,642,604	69,757,056

Type:
Reciprocal accounts	663,230	417,438	503,299
Time deposits	25,455,903	13,569,362	16,842,601
Reverse repurchase agreements	18,568,747	30,276,080	37,010,008
Other accounts	34,104,397	13,379,724	15,401,148

	78,792,277	57,642,604	69,757,056

Currency:
Euro	44,157,708	32,327,552	38,702,671
Pound sterling	8,094,238	6,952,096	5,059,998
US dollar	13,079,671	13,007,374	18,726,081
Other currencies	13,714,227	5,374,069	7,281,033
Impairment losses	(253,567)	(18,487)	(12,727)
Of which: country risk	(250,024)	(16,748)	(7,895)

	78,792,277	57,642,604	69,757,056

The impairment losses on financial assets classified as loans and receivables are disclosed in Note 10.

Note 51 contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.
7.	Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt instruments” is as follows:

	Thousands of Euros
	2008	2007	2006

Classification:
Financial assets held for trading	43,895,548	66,330,811	76,736,992
Other financial assets at fair value through profit or loss	5,154,732	7,072,423	4,500,220
Available-for-sale financial assets	42,547,677	34,187,077	32,727,454
Loans and receivables	17,652,560	1,668,339	621,770

	109,250,517	109,258,650	114,586,436

Type:
Spanish government debt securities-
Treasury bills	5,544,658	5,558,420	3,160,674
Government bonds	419,083	376,393	535,584
Other book-entry debt securities	14,535,752	9,440,746	9,080,043
Foreign government debt securities	23,132,075	21,617,457	22,250,587
Issued by financial institutions	39,096,714	43,443,566	56,063,543
Other fixed-income securities	26,703,413	28,913,821	23,586,327
Impairment losses	(181,178)	(91,753)	(90,322)

	109,250,517	109,258,650	114,586,436

Currency:
Euro	51,577,517	55,013,063	43,708,401
Pound sterling	16,345,483	16,164,296	22,488,577
US dollar	15,396,510	13,341,949	12,483,749
Other currencies	26,112,185	24,831,095	35,996,031
Impairment losses	(181,178)	(91,753)	(90,322)

	109,250,517	109,258,650	114,586,436

At December 31, 2008, the nominal amount of Spanish government debt securities pledged to certain Group or third-party commitments amounted to €2,674 million (December 31, 2007 and 2006: €695 million).

Additionally, at December 31, 2008, other debt securities totaling €22,487 million had been assigned to own obligations.

The impairment losses on available-for-sale financial assets are disclosed in Note 8.

Note 51 contains a detail of the residual maturity periods of available-for-sale financial assets and of loans and receivables and of the related average interest rates.
8.	Other equity instruments
a)	Breakdown

The breakdown, by classification and type, of the balances of “Other equity instruments” is as follows:

	Thousands of Euros
	2008	2007	2006

Classification:
Financial assets held for trading	6,272,403	9,744,466	13,490,719
Other financial assets at fair value through profit or loss	2,777,793	2,870,322	2,712,433
Available-for-sale financial assets	6,372,629	10,161,830	5,970,845
Of which:
Disregarding allowances for impairment losses	6,381,788	10,173,068	5,984,704
Allowances for impairment losses	(9,159)	(11,238)	(13,859)

	15,422,825	22,776,618	22,173,997

Type:
Shares of Spanish companies	3,219,901	6,375,891	5,185,206
Shares of foreign companies	5,897,681	9,787,139	11,138,458
Investment fund units and shares	3,614,329	4,068,215	3,410,494
Of which: Abbey	267,067	602,067	669,689
Pension fund units	—	—	144,320
Other securities	2,700,073	2,556,611	2,309,378
Of which: unit linked	2,700,073	2,556,611	2,309,378
Impairment losses	(9,159)	(11,238)	(13,859)

	15,422,825	22,776,618	22,173,997

b)	Changes

The changes in the balance of “Available-for-sale financial assets”, disregarding the allowances for impairment losses, were as follows:

	Millions of Euros
	2008	2007	2006

Balance at beginning of year	10,173	5,985	5,909
Changes in the scope of consolidation	366	—	—
Transfers (Note 13)	204
Net additions /disposals	(454)	3,096	(1,232)
Of which:
Shinsei	322	—	—
Antena 3 Televisión, S.A.	—	—	(398)
San Paolo IMI, S.p.A.	—	—	(1,499)
Royal Bank of Scotland Group, plc	—	1,368	—
Fortis SA/NV	—	892	—
Assicurazioni Generali	—	—	399
Iberdrola, S.A.	(846)	1,503	—
BPI	—	(229)	—
Intesa Sanpaolo	—	(1,206)	—
Valuation adjustments	(1,514)	1,092	1,308
Write-downs	(2,393)	—	—
Of which:
Royal Bank of Scotland Group, plc (Note 1-i)	(1,293)	—	—
Fortis SA/NV (Note 1-i)	(749)	—	—

Balance at end of year	6,382	10,173	5,985

The main acquisitions and disposals made in 2008, 2007 and 2006 were as follows:

i. Antena 3 Televisión, S.A. (“Antena 3”)

On October 25, 2006, Antena 3 announced its acquisition of a 10% stake owned by the Group. This transaction gave rise to a gain of €294 million for the Group, which was recognized under “Gains on non-current assets held for sale not classified as discontinued operations” (see Note 50).

ii. San Paolo IMI, S.p.A. (“San Paolo”)

In December 2006, the Group sold 89.9 million shares of San Paolo, representing 4.8% of its share capital, giving rise to a gain of €705 million which was recognized under “Gains on non-current assets held for sale not classified as discontinued operations” (see Note 50).

iii. Intesa Sanpaolo

In 2007 the Group sold its 1.79% ownership interest in the share capital of the Italian entity Intesa Sanpaolo, for a total amount of €1,206 million. This transaction gave rise to a gain of €566 million which was recognized under “Gains on non-current assets held for sale not classified as discontinued operations” (see Note 50).

iv. Banco BPI, S.A. (“BPI”)

In 2007 the Group sold 35.5 million shares of BPI, for a total amount of €228 million, giving rise to a gain of €107 million. The ownership interest in BPI at December 31, 2007 was 1.2%.

v. The Royal Bank of Scotland Group Plc (RBS)

In 2007 the Group acquired a 2.3% stake in the share capital of RBS. At 2008 year-end, this investment had fallen to 0.9% due basically to the dilutive effect of the capital contributions made by the UK Government.

vi. Other holdings

In 2007 the Group acquired ownership interests in Iberdrola, S.A. and Fortis, N.V. At December 31, 2007, it had stakes of 3.3% and 2.1%, respectively, in the share capital of these companies. In 2008 the Group sold 2% of Iberdrola and 0.2% of Fortis, and the ownership interests fell to 1.3% and 1.9%, respectively, at year-end.

c)	Notifications of acquisitions of holdings

The notifications made by the Bank in 2008, in compliance with Article 86 of the Spanish Companies Act (Ley de Sociedades Anónimas) and Article 53 of Securities Market Law 24/1998 (Ley del Mercado de Valores), of the acquisitions and disposals of holdings in investees are listed in Exhibit IV.

d)	Allowances for impairment losses

Following is a summary of the changes in the impairment losses on these items and on debt instruments classified as “Available-for-sale financial assets” (see Note 7):

	Thousands of Euros
	2008	2007	2006

Balance at beginning of year	102,991	104,181	97,658
Net impairment losses for the year	381,028	6,546	(2,869)
Of which:
Impairment losses charged to income	395,722	34,341	6,737
Impairment losses reversed with a credit to income	(14,694)	(27,795)	(9,606)
Net changes in the scope of consolidation	19,654	(6,737)	—
Write-off of assets due to impairment	(370,498)	(97)	(4,009)
Exchange differences and other items	57,162	(902)	13,401

Balance at end of year	190,337	102,991	104,181

Of which:
By geographical location of risk:
Spain	144,796	57,931	52,225
Rest of Europe	1,271	6,964	3,122
Latin America	44,270	38,096	48,834
By type of asset covered:
Debt instruments — Available-for-sale financial assets (Note 7)	181,178	91,753	90,322
Other equity instruments — Available-for-sale financial assets	9,159	11,238	13,859
9.	Trading derivatives (assets and liabilities) and Short positions
a)	Trading derivatives

The detail, by type of inherent risk, of the fair value of the trading derivatives arranged by the Group is as follows (see Note 36):

	Thousands of Euros
	2008		2007		2006
	Debit	Credit	Debit	Credit	Debit	Credit
	Balance	Balance	Balance	Balance	Balance	Balance

Interest rate risk	68,145,560	67,005,552	33,298,794	35,195,843	24,525,543	25,385,084
Foreign currency risk	19,001,043	14,381,752	4,369,032	6,809,887	3,416,681	4,204,816
Price risk	8,129,606	7,237,843	6,365,243	6,589,179	5,121,227	7,938,554
Other risks	539,100	542,286	2,669,474	852,624	1,924,072	1,808,944

	95,815,309	89,167,433	46,732,543	49,447,533	34,987,523	39,337,398

b)	Short positions

Following is a breakdown of the short positions:

	Thousands of Euros
	2008	2007	2006

Borrowed securities:
Debt instruments	1,054,527	2,424,447	5,459,927
Of which: Abbey	775,094	1,783,832	4,574,639
Equity instruments	57,263	1,596,775	4,151,317
Of which:
Bank	22,113	277,595	8,800
Abbey	13,670	1,285,989	3,995,291
Short sales:
Debt instruments	1,912,854	1,582,052	1,842,729
Of which: the Bank	1,903,554	1,485,173	1,721,742
Equity instruments	10,587	9,960	19,089

	3,035,231	5,613,234	11,473,062

10.	Loans and advances to customers
a)	Breakdown

The breakdown, by classification, of the balances of “Loans and advances to customers” in the consolidated balance sheets is as follows:

	Thousands of Euros
	2008	2007	2006

Financial assets held for trading	684,348	23,704,481	30,582,982
Other financial assets at fair value through profit or loss	8,972,707	8,021,623	7,972,544
Loans and receivables	617,231,380	539,372,409	488,479,988
Of which:
Disregarding impairment losses	629,697,436	548,067,613	496,643,432
Impairment losses	(12,466,056)	(8,695,204)	(8,163,444)
Of which, country risk	(304,207)	(51,522)	(159,024)

	626,888,435	571,098,513	527,035,514

Loans and advances to customers disregarding impairment losses	639,354,490	579,793,717	535,198,958

Note 51 contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

There are no loans and advances to customers for material amounts without fixed maturity dates.

b)	Detail

Following is a detail, by loan type and status, borrower sector, geographical area of residence and interest rate formula, of the loans and advances to customers, which reflect the Group’s exposure to credit risk in its core business, disregarding impairment losses:

	Millions of Euros
	2008	2007	2006

Loan type and status:
Commercial credit	22,250	22,364	21,565
Secured loans	351,609	322,269	302,361
Reverse repurchase agreements	5,228	29,089	30,503
Other term loans	216,690	177,553	151,799
Finance leases	21,011	15,727	13,991
Receivable on demand	8,572	6,722	10,367
Impaired assets	13,994	6,070	4,613

	639,354	579,794	535,199

Borrower sector:
Public sector — Spain	7,668	5,633	5,329
Public sector — Other countries	3,029	2,296	4,970
Households	347,201	316,129	302,451
Energy	10,476	7,820	4,616
Construction	24,341	21,137	19,659
Manufacturing	43,993	31,839	28,682
Services	123,895	98,548	91,592
Other sectors	78,751	96,391	77,900

	639,354	579,794	535,199

Geographical area:
Spain	240,247	238,081	208,936
European Union (excluding Spain)	279,664	237,535	231,445
United States and Puerto Rico	15,096	32,070	31,385
Other OECD countries	8,104	6,633	6,020
Latin America	88,720	60,753	54,274
Rest of the world	7,523	4,721	3,139

	639,354	579,794	535,199

Interest rate formula:
Fixed interest rate	256,506	228,434	178,423
Floating rate	382,848	351,360	356,776

	639,354	579,794	535,199

c)	Impairment losses

The changes in the allowances for the impairment losses on the assets making up the balances of “Loans and receivables — Loans and advances to customers” and “Loans and receivables - Loans and advances to credit institutions” (see Note 6) were as follows:

	Thousands of Euros
	2008	2007	2006

Balance at beginning of year	8,796,371	8,288,128	7,756,675
Impairment losses charged to income for the year:	6,678,922	4,120,278	3,035,468
Of which:
Individually assessed	7,815,934	4,223,069	2,584,434
Collectively assessed	599,966	1,077,785	1,151,376
Impairment losses reversed with a credit to income	(1,736,978)	(1,180,576)	(700,342)
Inclusion of entities in the Group in the year (Note 3)	2,310,095	7,356	164,530
Write-off of impaired balances against recorded impairment allowance	(4,552,393)	(3,320,162)	(2,369,865)
Exchange differences and other changes	(615,134)	(316,169)	(261,034)
Transfers between allowances	101,762	16,940	(37,646)

Balance at end of year	12,719,623	8,796,371	8,288,128

Of which:
By method of assessment:
Individually assessed	7,183,237	3,356,264	3,190,220
Of which: country risk (Note 2-g)	554,230	75,171	166,919
Collectively assessed	5,536,386	5,440,107	5,097,908
By geographical location of risk:
Spain	5,948,950	4,512,000	4,318,320
Rest of Europe	3,307,314	2,250,127	2,358,448
Americas	3,463,360	2,034,244	1,611,360

Previously written-off assets recovered in 2008, 2007 and 2006 amounted to €714,517 thousand, €624,220 thousand and €551,606 thousand, respectively. Taking into account these amounts and those recognized in “Impairment losses charged to income for the year” in the foregoing table, impairment losses on “Loans and receivables” amounted to €5,964,405 thousand in 2008, €3,496,058 thousand in 2007 and €2,483,862 thousand in 2006.

d)	Impaired assets

The detail of the changes in the balance of the financial assets classified as “Loans and receivables – loans and advances to customers” and considered to be impaired due to credit risk is as follows:

	Millions of Euros
	2008	2007	2006

Balance at beginning of year	6,070	4,613	4,356
Net additions	11,200	4,898	2,559
Written-off assets	(4,552)	(3,320)	(2,370)
Increase in scope of consolidation	1,945	1	164
Exchange differences and other	(669)	(122)	(96)

Balance at end of year	13,994	6,070	4,613

This amount, after deducting the related allowances, represents the Group’s best estimate of the fair value of the impaired assets.

Following is a detail of the financial assets classified as loans and receivables and considered to be impaired due to credit risk at December 31, 2008, classified by geographical location of risk and by age of the oldest past-due amount:

	Millions of Euros
	With no
	Past-Due
	Balances or
	Less than 3	With Balances Past Due by
	Months Past	3 to 6	6 to 12	12 to 18	18 to 24	More than
	Due	Months	Months	Months	Months	24 Months	Total

Spain	637	2,461	1,678	981	211	294	6,262
European Union (excluding Spain)	38	2,447	938	306	174	336	4,239
United States and Puerto Rico	102	261	106	55	10	20	554
Other OECD countries	28	284	5	3	1	—	321
Latin America	274	1,359	780	94	50	56	2,613
Rest of the world	2	1	1	—	—	1	5

	1,081	6,813	3,508	1,439	446	707	13,994

The breakdown at December 31, 2007 is as follows:

	Millions of Euros
	With no
	Past-Due
	Balances or
	Less than 3	With Balances Past Due by
	Months Past	3 to 6	6 to 12	12 to 18	18 to 24	More than
	Due	Months	Months	Months	Months	24 Months	Total

Spain	209	708	524	206	71	64	1,782
European Union (excluding Spain)	121	1,422	530	172	115	244	2,604
United States and Puerto Rico	32	168	22	15	8	35	279
Other OECD countries	15	146	14	2	1	1	178
Latin America	53	350	348	42	17	409	1,219
Rest of the world	—	6	1	—	—	—	7

	429	2,799	1,440	436	212	754	6,070

The breakdown at December 31, 2006 is as follows:

	Millions of Euros
	With no
	Past-Due
	Balances or
	Less than 3	With Balances Past Due by
	Months Past	3 to 6	6 to 12	12 to 18	18 to 24	More than
	Due	Months	Months	Months	Months	24 Months	Total

Spain	159	491	210	370	73	98	1,401
European Union (excluding Spain)	15	515	275	1,060	87	173	2,125
United States and Puerto Rico	—	118	8	41	3	15	185
Other OECD countries	4	19	21	4	2	83	133
Latin America	40	180	177	103	10	252	762
Rest of the world	5	—	—	—	—	2	7

	223	1,323	691	1,578	175	623	4,613

e)	Securitization

“Loans and advances to customers” includes, inter alia, the securitized loans transferred to third parties on which the Group has retained risks, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognized. The breakdown of the securitized loans, by type of financial instrument, and of the securitized loans derecognized because the stipulated requirements were met (see Note 2-e) is shown below. Note 22 details the liabilities associated with these securitization transactions.

	Millions of Euros
	2008	2007	2006

Derecognized	2,882	3,742	4,901
Of which: mortgage-backed securities	2,088	2,479	2,981
Retained on the balance sheet	126,497	92,023	59,426
Of which: mortgage-backed securities	90,264	60,056	36,363

Total	129,380	95,765	64,327

The growth in securitization in 2007 and 2008 was the result of its use as a tool for the management of regulatory capital and as a means of diversifying the Group’s liquidity sources.
11.	Hedging derivatives

The detail, by type of risk hedged, of the fair value of the derivatives qualifying for hedge accounting is as follows (see Note 36):

	Thousands of Euros
	2008		2007		2006
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Fair value hedges	8,553,353	5,213,389	2,662,762	3,862,500	2,866,213	3,340,480
Of which: Portfolio hedges	971,284	2,956,415	398,143	826,178	—	—
Cash flow hedges	879,230	694,328	101,629	238,277	98,220	132,658
Of which: Recognized in equity (Note 29)	—	309,883	—	31,051	—	49,252
Hedges of net investments in foreign operations	265,549	49,894	298,778	33,794	23,531	20,711

	9,698,132	5,957,611	3,063,169	4,134,571	2,987,964	3,493,849

Note 36	contains a description of the Group’s main hedges.
12.	Non-current assets held for sale

The breakdown of “Non-current assets held for sale” is as follows:

	Thousands of Euros
	2008	2007	2006

Equity instruments	3,890,215	9,025,936	—
Of which:
Cepsa	2,846,300	—	—
Interbanca (Note 3-b)	1,000,000	—	—

Tangible assets	5,265,868	1,061,743	327,384
Of which:
Foreclosed assets	1,113,006	364,345	265,311
Other tangible assets held for sale (*)	4,152,862	697,398	62,073
Of which: Ciudad Financiera business campus	—	625,124	—

Other assets	111,403	68,750	—

	9,267,486	10,156,429	327,384

(*)	In 2008 this balance includes land and properties acquired from borrowers in payment of their debts. The amount of this balance, net of impairment losses and costs to sell, was €3,768 million

Sale of Santander business campus

In the first half of 2008 Banco Santander entered into an agreement with the consortium led by Propinvest in relation to the sale of the Ciudad Financiera Santander business campus and the subsequent leaseback thereof for a term of 40 years, with the Bank reserving the right to a purchase option at market price at the end of the aforementioned term. This transaction, which was completed on September 12, 2008, was performed within the framework of the restricted private competition organized by Banco Santander for the sale and subsequent leaseback of a portfolio of properties owned by it in Spain, of which the business campus is the last part. The price agreed upon for the Santander business campus was €1,900 million. The gains obtained by Banco Santander on this sale were recognized under “Gains/ (losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statement and amounted to €586 million, net (€836 million, gross – see Note 50). Other relevant information on this transaction is provided in Note 16.

Cepsa

At December 31, 2008, the Bank’s directors classified the ownership interest held in Compañía Española de Petróleos, S.A. (Cepsa) as a “non-current asset held for sale”, since it intended to recover the value of the investment through the sale thereof in the short term. The Cepsa shares were previously recognized under “Investments” in the consolidated balance sheet, since the entity was deemed to be an associate, and the investment was accounted for using the equity method. The balance at which this asset is recognized relates basically to the carrying amount of the ownership interest when the decision to sell it was taken; this amount is lower than the fair value of the ownership interest less costs to sell at year-end.

Impairment losses of €178,495 thousand, €112,030 thousand and €138,246 thousand were deducted from the balance of this item at December 31, 2008, 2007 and 2006, respectively. The net charges recorded in those years amounted to €70,148 thousand, €27,299 thousand and €48,796 thousand, respectively.

13.	Investments — Associates
a)	Breakdown

The breakdown, by company, of the balance of “Investments — Associates” (see Note 2-c) is as follows:

	Thousands of Euros
	2008	2007	2006

Sovereign	1,103,623	1,026,826	2,246,824
RFS Holdings B.V. (Note 3-b)	—	11,778,624	—
Cepsa	—	2,548,035	2,291,599
Other companies	219,830	335,642	467,686

	1,323,453	15,689,127	5,006,109

Of which:
Euros	130,079	14,431,945	2,544,864
Listed	1,130,623	3,763,010	4,715,471
At December 31, 2007 and 2006, the unrealized gains on the Group’s portfolio of investments in associates amounted to €3,771 million and €2,899 million, respectively.

At December 31, 2008, the cost of the investments detailed in the foregoing table included €9 million relating to goodwill (December 31, 2007: €8,943 million; December 31, 2006: €1,502 million). The most significant amount in 2007 related to Banco Real, which was transferred in 2008 to “Goodwill” (see Note 17), since this entity was fully consolidated.

b)	Changes

The changes in the balance of this item were as follows:

	Millions of Euros
	2008	2007	2006

Balance at beginning of year	15,689	5,006	3,031
Acquisitions and capital increases (Note 3)	754	11,774	2,618
Of which:
Sovereign	228	—	2,300
RFS Holdings B.V.	408	11,615	—
Disposals and capital reductions (Note 3)	(41)	(27)	(753)
Of which:
RFS Holdings B.V.	(36)	—	—
Cepsa	—	—	(711)
Transfers	(3,955)	—	—
Of which:
Interbanca (Note 12)	(800)	—	—
Cepsa (Note 12)	(2,736)	—	—
Attijariwaffa (Note 8)	(204)	—	—
Effect of equity accounting	797	441	427
Impairment losses	(8)	(1,053)	—
Dividends paid	(550)	(148)	(165)
Change in consolidation method (Note 3-b)	(10,658)	(13)	(84)
Exchange differences and other changes (*)	(705)	(291)	(68)

Balance at end of year	1,323	15,689	5,006

(*)	In 2008 “Exchange differences and other changes” included €723 million relating to the exchange losses incurred on RFS Holdings B.V.
c)	Impairment losses

No significant impairment was disclosed with respect to investments in associates in 2008. In 2007 the Group adjusted the value of its ownership interest in Sovereign by €1,053 million. Of this amount, €586 million relate to goodwill inherent in Sovereign and are recognized under “Impairment losses on other assets (net) – Goodwill and other intangible assets”, €363 million are recognized under “Impairment losses on other assets (net) – Other assets” and €104 million relate to exchange differences and are recognized under “Exchange differences” in the consolidated income statement.

d)	Other disclosures

Following is a summary of the financial information on the associates (obtained from the information available at the reporting date):

	Millions of Euros
	2008	2007

Total assets	59,915	168,320
Total liabilities	(54,643)	(151,891)
Minority interests	196	(355)

Net assets	5,076	16,074

Group’s share of the net assets of associates	1,314	6,746
Goodwill	9	8,943

Total Group share	1,323	15,689

Total income	21,849	16,058

Total profit	1,050	1,211

Group’s share of the profit of associates	797	441

14.	Insurance contracts linked to pensions

The detail of the balance of “Insurance contracts linked to pensions“ (see Note 25-c) is as follows:

	Thousands of Euros
	2008	2007	2006

Assets relating to insurance contracts covering post-employment benefit plan obligations:
Bank	2,159,707	2,220,638	2,272,786
Banesto	248,025	257,633	274,400
Other Spanish companies	32,035	33,286	34,442
Assets relating to insurance contracts covering other similar obligations:
Bank	4,794	10,663	18,713
Other Spanish companies	2,428	3,330	4,194

	2,446,989	2,525,550	2,604,535

15.	Liabilities under insurance contracts and Reinsurance assets

The breakdown of the balances of “Liabilities under insurance contracts” and “Reinsurance assets” in the consolidated balance sheets (see Note 2-j) is as follows:

	Thousands of Euros
	2008			2007			2006
							Direct
	Direct			Direct			Insurance
	Insurance and		Total	Insurance and		Total	and		Total
	Reinsurance	Reinsurance	(Balance	Reinsurance	Reinsurance	(Balance	Reinsurance	Reinsurance	(Balance
Technical Provisions for:	Assumed	Ceded	Payable)	Assumed	Ceded	Payable)	Assumed	Ceded	Payable)

Unearned premiums and unexpired risks	409,187	(194,646)	214,541	351,799	(128,663)	223,136	172,226	(78,340)	93,886
Life insurance:
Unearned premiums and risks	332,507	(25,401)	307,106	120,747	(23,580)	97,167	119,867	(11,031)	108,836
Mathematical provisions	3,798,070	(26,244)	3,771,826	2,885,581	(17,727)	2,867,854	3,049,875	(10,496)	3,039,379
Claims	407,121	(46,856)	360,265	364,878	(29,213)	335,665	162,484	(37,362)	125,122
Bonuses and rebates	17,440	(5,937)	11,503	15,957	(13,359)	2,598	11,414	(5,399)	6,015
Equalization	—	—	—	—	—	—	—	—	—
Life insurance policies where the investment risk is borne by the policyholders	11,713,993	(135,854)	11,578,139	9,097,620	(90,395)	9,007,225	7,175,926	(118,993)	7,056,933
Other technical provisions	171,193	(23,450)	147,743	197,035	(6,837)	190,198	12,466	(252)	12,214

	16,849,511	(458,388)	16,391,123	13,033,617	(309,774)	12,723,843	10,704,258	(261,873)	10,442,385

16.	Tangible assets
a)	Changes

The changes in “Tangible assets” in the consolidated balance sheets were as follows:

	Thousands of Euros
	Property,	Leased
	Plant and	out under
	Equipment	Operating	Investment
	for Own Use	Lease	Property	Total

Cost:
Balances at 1 January 2006	10,418,188	5,973,823	717,698	17,109,710
Additions/Reductions (net) due to change in the scope of consolidation	(3,938)	180,492	(557,549)	(380,995)
Additions/Disposals (net)	(358,066)	366,485	240,900	249,319
Transfers and other changes	(32,271)	—	—	(32,271)
Exchange differences	(182,605)	97,526	(55)	(85,134)

Balances at December 31, 2006	9,841,308	6,618,326	400,994	16,860,629
Additions/Reductions (net) due to change in the scope of consolidation	(43,055)	—	—	(43,055)
Additions/Disposals (net)	(1,156,036)	545,769	77,285	(532,982)
Transfers and other changes	(713,511)	86,768	9,680	(617,063)
Exchange differences (net)	(97,641)	(411,297)	(511)	(509,449)

Balances at December 31, 2007	7,831,065	6,839,566	487,448	15,158,079
Additions/Reductions (net) due to change in the scope of consolidation (*)	1,569,298	(3,634,372)	190,232	(1,874,842)
Additions/Disposals (net)	1,168,177	(38,474)	98,790	1,228,493
Transfers and other changes	(126,811)	(140,635)	130,857	(136,589)
Exchange differences (net)	(535,316)	(551,757)	5	(1,087,068)

Balances at December 31, 2008	9,906,413	2,474,328	907,332	13,288,073

Accumulated depreciation:
Balances at 1 January 2006	(5,200,104)	(1,783,050)	(39,182)	(7,022,336)
Additions/Reductions (net) due to change in the scope of consolidation	8,421	(35,748)	24,743	(2,584)
Disposals	1,174,842	274,008	1,314	1,450,164
Transfers and other changes	7,624	(508,549)	—	(500,925)
Charge for the year	(618,135)	(7,526)	(2,876)	(628,537)
Exchange differences	81,301	(33,805)	2	47,498

Balances at December 31, 2006	(4,546,051)	(2,094,670)	(15,999)	(6,656,720)
Additions/Reductions (net) due to change in the scope of consolidation	21,681	—	—	21,681
Disposals	1,440,435	202,503	14,363	1,657,301
Transfers and other changes	110,941	(304,805)	(12,629)	(206,493)
Charge for the year	(600,454)	(17,256)	(3,561)	(621,271)
Exchange differences and other items	40,848	156,020	1,451	198,319

Balances at December 31, 2007	(3,532,600)	(2,058,208)	(16,375)	(5,607,183)
Additions/Reductions (net) due to change in the scope of consolidation (*)	(816,487)	1,529,887	(4,206)	709,194
Disposals	347,031	56,819	2,402	406,252
Transfers and other changes	99,030	(233,015)	(3,220)	(137,205)
Charge for the year	(592,408)	(3,091)	(3,997)	(599,496)
Exchange differences and other items	266,094	199,599	(2)	465,690

Balances at December 31, 2008	(4,229,340)	(508,009)	(25,399)	(4,762,748)

	Thousands of Euros
	Property,	Leased
	Plant and	out under
	Equipment	Operating	Investment
	for Own Use	Lease	Property	Total

Impairment losses:
Balances at December 31, 2005	(13,152)	(69,947)	(11,068)	(94,167)
Additions/Reductions (net) due to change in the scope of consolidation	755	—	—	755
Net impairment charge	(7,091)	—	634	(6,457)
Exchange differences and other changes	8,408	(1,438)	(14)	6,956

Balances at December 31, 2006	(11,080)	(71,385)	(10,448)	(92,913)
Impairment charge for the year	(1,452)	—	8	(1,444)
Additions/Reductions (net) due to change in the scope of consolidation	549	—	—	549
Exchange differences	1,130	723	92	1,945

Balances at December 31, 2007	(10,853)	(70,662)	(10,348)	(91,863)
Impairment charge for the year	(17,177)	—	(1,801)	(18,978)
Additions/Reductions (net) due to change in the scope of consolidation(*)	(2,406)	54,404	—	51,998
Exchange differences and other	17,979	16,258	833	35,070

Balances at December 31, 2008	(12,457)	—	(11,316)	(23,773)

Tangible assets, net:
Balances at December 31, 2006	5,284,177	4,452,272	374,547	10,110,996
Balances at December 31, 2007	4,287,612	4,710,696	460,725	9,459,033

Balances at December 31, 2008	5,664,616	1,966,319	870,617	8,501,552

(*)	The additions relate mainly to the acquisition of Banco Real and the reductions relate mainly to the disposal of Porterbrook.
b)	Property, plant and equipment for own use

The detail, by class of asset, of the balance of “Property, plant and equipment for own use” in the consolidated balance sheets is as follows:

	Millions of Euros
		Accumulated	Impairment	Net
	Cost	Depreciation	Losses	Balance

Land and buildings	3,704	(848)	(11)	2,845
IT equipment and fixtures	2,059	(1,495)	—	564
Furniture and vehicles	3,838	(2,114)	—	1,724
Construction in progress and other items	240	(89)	—	151

Balances at December 31, 2006	9,841	(4,546)	(11)	5,284

Land and buildings	2,632	(682)	(11)	1,939
IT equipment and fixtures	1,903	(1,303)	—	601
Furniture and vehicles	3,019	(1,460)	—	1,559
Construction in progress and other items	277	(88)	—	189

Balances at December 31, 2007	7,831	(3,533)	(11)	4,288

Land and buildings	3,767	(923)	(12)	2,832
IT equipment and fixtures	2,093	(1,410)	—	683
Furniture and vehicles	3,705	(1,814)	—	1,891
Construction in progress and other items	341	(82)	—	259

Balances at December 31, 2008	9,906	(4,229)	(12)	5,665

The net balance at December 31, 2008 in the foregoing table includes the following amounts:
•	Approximately €4,063 million relating to property, plant and equipment owned by Group entities and branches located abroad (December 31, 2007: €5,335 million; December 31, 2006: €5,272 million).

•
Approximately €118 million relating to property, plant and equipment being acquired under finance leases by the consolidated entities (Note 2-l discloses additional information on these items — December 31, 2007: €394 million; December 31, 2006: €183 million).

c)	Investment property

The comparison of the fair value of the investment property at December 31, 2008 with the carrying amount at that date results in unrealized gains of €18 million (December 31, 2007: €127 million; December 31, 2006: €50 million.

The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2008, 2007 and 2006 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.

d)	Sale of properties

On November 14, 2007, the Group sold ten singular properties to two companies in the Pontegadea Group for €458 million and recognized a net gain of €216 million. At the same time, an operating lease agreement for the aforementioned properties (with maintenance, insurance and taxes payable by the Group) was entered into with these companies, with compulsory terms of between 12 and 15 years, during which the rent (currently set at €1,722 thousand per month) will be reviewed annually on the date of completion of each year of the lease term, based on the percentage variation in the Spanish Consumer Price Index (CPI) in the preceding twelve months, except in the fifth year (effective from the sixth year), in which the rent for nine of the ten properties will be reviewed on the basis of the CPI plus three percentage points. In nine of the ten lease agreements, the agreement is renewable for five additional five-year periods and a last three-year renewal period, up to a total of 40 years. In one of the ten lease agreements, the agreement is renewable for five additional five-year periods up to a total of 40 years. Nine of the ten lease agreements provide for adjustment of the rent to market in each renewal period. One of the ten lease agreements provides for adjustment of the rent to market in 2017, with subsequent adjustments to market taking place every five years from 2017 onwards. Also, the lease agreements include a purchase option exercisable by the Group on final expiry of the agreements (2047), with the exception of one of the leases, which envisages the possibility of exercising the purchase option in March 2023, March 2028, March 2033, March 2038, March 2043 and March 2047. In all the lease agreements, the value of the properties in the event that the purchase option is exercised shall be the market value of the properties on the related dates; this market value will be determined, if appropriate, by independent experts.

Also, on November 23, 2007 the Group sold 1,152 of its branch offices to the Pearl Group for €2,040 million and recognized a net gain of €860 million. Simultaneously, an operating lease agreement for the aforementioned branch offices (with maintenance, insurance and taxes payable by the Group) was entered into with the Pearl Group, with compulsory terms of 24, 25 or 26 years (depending on the property), during which the rent (currently set at €8,417 thousand per month, payable quarterly) will be reviewed annually on the date of completion of each year of the lease term: (i) during the first ten years of the agreement, based on the percentage variation in the Spanish CPI in the preceding twelve months, plus 215 basis points; and (ii) from the eleventh year onwards, based on variations in the CPI. The agreement is renewable for a maximum of three additional seven-year periods, up to a total of 45, 46 or 47 years (depending on the property), the rent being adjusted to market at the end of the compulsory term and of each renewal period, and includes an option, exercisable by the Group on final expiry of the lease (45, 46 or 47 years, depending on the property) to purchase the properties at their market value on the expiry date; this market value will be determined, if appropriate, by independent experts.

Lastly, on September 12, 2008 the Group completed the sale of its head offices (the Santander business campus) to Marme Inversiones 2007, S.L. for €1,904 million and recognized a net gain of €586 million (not including any gains relating to certain projects in progress that the Group has undertaken to complete). Simultaneously, an operating lease agreement for the aforementioned offices (with maintenance, insurance and taxes payable by the Group) was entered into with Marme Inversiones 2007, S.L., with a compulsory term of 40 years, during which the rent (currently set at

€6,891 thousand per month, payable quarterly) will be reviewed annually based on the variation in the preceding twelve months in the Harmonized Consumer Price Index of the euro zone multiplied by 1.74, with a minimum of 2.20% during the first ten years and a maximum of 6% throughout the lease term. The agreement includes an option exercisable by the Group on final expiry of the lease to purchase the business campus at its market value on the expiry date -the market value will be determined, if appropriate, by independent experts-, and a right of first refusal if the lessor should wish to sell the business campus. In addition to the two aforementioned agreements, the Group entered into a third additional promotion agreement, whereby during the first 20 years of the lease term it can request Marme Inversiones 2007, S.L. to construct buildings additional to those already existing at the business campus or to acquire additional land (from the third year onwards) to be included in the business campus, all under certain terms and conditions and with a maximum total cost of approximately €296 million, which would subsequently be included in the lease agreement.

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

The Group was advised in the above-mentioned transactions by independent experts, who estimated the economic lives of the transferred properties at the transaction date, which in all cases were more than 60 years (more than 80 years in the case of the business campus). These experts also analyzed both the selling prices of the properties and the agreed subsequent rental payments, and concluded that they had been set at fair market values at that date.

The rental expense recognized by the Group in 2008 in connection with these agreements amounted to €144 million (December 31, 2007: €10 million). At December 31, 2008, the present value of the minimum future payments that the Group will incur during the compulsory term (since it is considered that the agreements will not be renewed and the existing purchase options will not be exercised) amounted to €208 million payable within one year (December 31, 2007: €122 million), €835 million payable at between one and five years (December 31, 2007: €443 million) -€208 million in the second year (December 31, 2007: €117 million), €209 million in the third year (December 31, 2007: €113 million), €209 million in the fourth year (December 31, 2007: €109 million) and €210 million (December 31, 2007: €105 million) in the fifth year-, and €1,906 million payable at more than five years (December 31, 2007: €1,253 million).

17.	Intangible assets — Goodwill

The breakdown of “Goodwill”, based on the companies giving rise thereto (see Note 3-c), is as follows:

	Millions of Euros
	2008	2007	2006

Abbey (UK)	6,456	8,168	8,920
Banco Real (Brazil)	6,446	—	—
Totta Group (Portugal)	1,641	1,641	1,641
Santander Consumer Bank AG (formerly CC Holding) (Germany)	824	824	824
Banco Santander Chile	563	681	718
Grupo Financiero Santander Serfin (Mexico)	416	498	560
Meridional Group (Brazil)	404	501	458
Drive Group	484	419	413
Alliance & Leicester	464	—	—
Banesto	369	373	373
Santander Consumer Bank AS (Norway)	112	134	116
Finconsumo (Italy)	106	106	106
Banco Santander Consumer Portugal, S.A.	122	163	90
Other companies	429	323	294

	18,836	13,831	14,513

At least once per year (or whenever there is any indication of impairment), the Group reviews goodwill for impairment (i.e. a potential reduction in its recoverable value to below its carrying amount). For this purpose, it analyses the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation -including balkanization-, among others); (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the Group carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital ratio, return on equity, among others); and (iii) the price earnings (P/E) ratio of the investments as compared with the P/E ratio of the stock market in the country in which the investments are located and that of comparable local financial institutions.
Based on the foregoing, and in accordance with the estimates, projections and measurements available to the Bank’s directors in 2008, the Group recognized impairment losses on goodwill totaling €73 million (2007: €15 million; 2006: €13 million) under “Impairment losses on other assets — Goodwill and other intangible assets”.
The changes in “Goodwill” were as follows:

	Millions of Euros
	2008	2007	2006

Balance at beginning of year	13,831	14,513	14,018
Transfer of goodwill from “Investments” (Note 3)	8,000	—	—
Additions (Note 3)	941	252	650
Of which:
Abbey National Bank (Bradford & Bingley)	202
Alliance & Leicester	554
Drive Group	42	97	422
Santander Financial Services Inc. (Island Finance)	—	—	96
Banco Santander Consumer Portugal, S.A.	—	74	90
Unifin S.p.A.	—	—	37
JSC Santander Consumer Bank	—	38	—
Adjustments to acquisition price allocation	(413)	(50)	—
Of which, transfer to other intangible assets	(447)	—
Impairment losses	(73)	(15)	(13)
Disposals	(3)	(6)	(76)
Of which:
Banco Santander Chile	—	—	(67)
Exchange differences and other items	(3,447)	(863)	(66)

Balance at end of year	18,836	13,831	14,513

The changes in goodwill in 2008 relate mostly to the goodwill that arose on the full consolidation of Banco Real (see Note 3-b), to the acquisition of Alliance & Leicester and to the exchange differences arising on the translation to euros, at the closing rates, of the amount of the goodwill expressed in foreign currency, mainly that resulting from the purchases of Abbey and Banco Real. In accordance with current regulations, these exchange differences were recognized with a charge to “Valuation adjustments — Exchange differences” in equity and a credit to “Goodwill” in assets. The change in the balance of this heading is disclosed in the consolidated statement of recognized income and expense.

18.	Intangible assets — Other intangible assets

The breakdown of the balance of “Other intangible assets” is as follows:

	Estimated	Millions of Euros
	Useful Life	2008	2007	2006

With indefinite useful life:
Brand name	—	41	446	487
Of which: Abbey	—	—	429	469
With finite useful life:
Customer deposits (Abbey)	10 years	—	1,175	1,284
Credit cards (Abbey)	5 years	25	33	36
IT developments	3 years	2,174	1,575	1,310
Other assets	—	886	233	323
Accumulated amortization		(1,332)	(1,235)	(981)
Impairment losses		(7)	(25)	(15)

		1,787	2,202	2,444

The changes in “Other intangible assets” were as follows:

	Millions of Euros
	2008	2007	2006

Balance at beginning of year	2,202	2,444	2,211
Transfers from “Goodwill”	447	1	—
Change in the scope of consolidation	222	—	—
Additions/Disposals (net)	750	1,074	757
Amortization	(670)	(647)	(518)
Impairment losses	(911)	(563)	—
Exchange differences and other changes (net)	(253)	(107)	(6)

Balance at end of year	1,787	2,202	2,444

At December 31, 2008 and 2007, the Group reviewed the useful lives of its intangible assets and adjusted the carrying amounts of these assets on the basis of the estimated economic benefits currently expected to be obtained therefrom. As a result of this review, in 2008 the Group recognized under “Impairment losses on other assets — Goodwill and other intangible assets” impairment losses amounting to €911 million relating substantially in full to intangible assets arising from the acquisition of Abbey in 2004. The impairment losses recorded in 2007 amounted to €563 million.
19.	Other assets

The breakdown of the balance of “Other assets” is as follows:

	Thousands of Euros
	2008	2007	2006

Transactions in transit	204,780	147,392	163,655
Net pension plan assets (Note 25)	510,028	239,392	223,851
Prepayments and accrued income	1,952,843	1,749,193	1,581,843
Other	2,716,801	1,744,230	1,531,836
Inventories	620,774	231,734	143,354

	6,005,226	4,111,941	3,644,539

20.	Deposits from central banks and Deposits from credit institutions

The breakdown, by classification, counterparty, type and currency, of the balances of these items is as follows:

	Thousands of Euros
	2008	2007	2006

Classification:
Financial liabilities held for trading	35,951,711	23,254,111	39,690,713
Of which:
Deposits from central banks	9,109,857	—	—
Deposits from credit institutions	26,841,854	23,254,111	39,690,713
Other financial liabilities at fair value through profit or loss	14,130,169	18,769,907	—
Of which:
Deposits from central banks	4,396,901	6,562,328	—
Deposits from credit institutions	9,733,268	12,207,579	—
Financial liabilities at amortized cost	79,795,490	70,873,290	73,347,348
Of which:
Deposits from central banks	9,211,957	22,185,751	16,529,557
Deposits from credit institutions	70,583,533	48,687,539	56,817,791

	129,877,370	112,897,308	113,038,061

Type:
Reciprocal accounts	509,282	562,619	411,314
Time deposits	82,559,946	71,227,723	63,600,204
Other demand accounts	2,527,834	2,466,369	2,225,037
Repurchase agreements	41,651,446	36,615,910	45,417,839
Central bank credit account drawdowns	2,626,262	2,008,927	1,348,815
Hybrid financial liabilities	2,600	15,760	34,852

	129,877,370	112,897,308	113,038,061

Currency:
Euro	59,833,384	58,327,694	43,829,129
Pound sterling	27,275,168	14,948,909	24,543,702
US dollar	33,490,478	28,930,017	27,883,743
Other currencies	9,278,340	10,690,688	16,781,487

	129,877,370	112,897,308	113,038,061

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

21.	Customer deposits

The breakdown, by classification, geographical area and type, of the balance of “Customer deposits” is as follows:

	Thousands of Euros
	2008	2007	2006

Classification:
Financial liabilities held for trading	4,896,065	27,992,480	16,572,444
Other financial liabilities at fair value through profit or loss	9,318,117	10,669,058	273,079
Financial liabilities at amortized cost	406,015,268	316,744,981	314,102,247

	420,229,450	355,406,519	330,947,770

Geographical area:
Spain	142,376,596	131,833,844	120,234,884
European Union (excluding Spain)	170,778,310	134,505,644	136,706,618
United States and Puerto Rico	8,440,893	17,881,211	7,512,963
Other OECD countries	470,721	189,548	79,117
Latin America	96,103,045	69,360,898	64,984,913
Rest of the world	2,059,885	1,635,374	1,429,275

	420,229,450	355,406,519	330,947,770

Type:
Demand deposits-
Current accounts	94,773,159	87,136,743	89,151,030
Savings accounts	115,673,794	90,727,525	93,717,633
Other demand deposits	3,035,757	3,593,720	2,025,095
Time deposits-
Fixed-term deposits	143,130,514	92,375,364	86,070,957
Home-purchase savings accounts	295,458	296,768	324,262
Discount deposits	11,625,840	9,933,139	7,132,341
Hybrid financial liabilities	8,159,893	8,494,773	4,994,535
Other time deposits	290,053	113,562	470,140
Notice deposits	1,764,954	283,301	45,849
Repurchase agreements	41,480,026	62,451,624	47,015,928

	420,229,450	355,406,519	330,947,770

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

22.	Marketable debt securities
a)	Breakdown

The breakdown, by classification and type, of the balance of “Marketable debt securities” is as follows:

	Thousands of Euros
	2008	2007	2006

Classification:
Financial liabilities held for trading	3,569,795	17,090,935	17,522,108
Other financial liabilities at fair value through profit or loss	5,191,073	10,279,037	12,138,249
Financial liabilities at amortized cost	227,642,422	205,916,716	174,082,460

	236,403,290	233,286,688	203,742,817

Type:
Bonds and debentures outstanding	194,291,014	200,557,274	168,334,783
Notes and other securities	42,112,276	32,729,414	35,408,034

	236,403,290	233,286,688	203,742,817

At December 31, 2008, 2007 and 2006, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares (except for the Santander Securities (“Valores Santander”), which are described in Note 34-a.
At December 31, 2008, asset-backed securities amounted to €50,153 million. In 2008 asset-backed securities amounting to €1,539 million were issued, of which €677 million were issued by Santander Consumer Bank AG, €507 million by the Alliance & Leicester Group and €352 million by Brazil Foreign Diversified Payment Right.

Additionally, total mortgage bonds at December 31, 2008 amounted to €47,758 million. In 2008 various Group entities issued mortgage bonds (cédulas hipotecarias) totaling €2,165 million (of which €1,065 million were recognized under “Customer Deposits” due to their private nature). The registered mortgage bonds outstanding in connection with these issues totaled €38,726 million at December 31, 2008 (December 31, 2007: €39,264 million).
At December 31, 2007, asset-backed securities amounted to €63,172 million (December 31, 2006: €48,226 million). In 2007 asset-backed securities amounting to €28,520 million were issued, of which €15,924 million were issued by the Abbey Group, €2,666 million by Fondo de Titulización de Activos Santander Empresas 3, €2,585 million by Santander Consumer Bank AG, €1,733 million by Hipototta No. 5 plc. and €1,659 million by Fondo de Titulización de Activos Santander Consumer Spain Auto 07-1.
Additionally, total mortgage bonds at December 31, 2007 amounted to €45,664 million. In 2007 the Bank and Banesto issued mortgage bonds (cédulas hipotecarias) amounting to €4,500 million and €1,750 million, respectively. The mortgage bonds outstanding in connection with these issues totaled €39,264 million at December 31, 2007 (December 31, 2006: €36,224 million).
Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates in each year.
b)	Bonds and debentures outstanding

The breakdown, by currency of issue, of the balance of this account is as follows:

				December 31, 2008
				Outstanding
				Issue Amount
				in Foreign	Annual
	Millions of Euros			Currency	Interest
Currency of Issue	2008	2007	2006	(Millions)	Rate (%)

Euro	135,330	131,684	112,295	135,330	4.13%
US dollar	27,459	38,864	30,001	38,215	4.06%
Pound sterling	21,493	23,154	21,128	20,472	5.43%
Chilean peso	2,380	2,239	1,725	2,111,051	4.45%
Other currencies	7,629	4,616	3,185

Balance at end of year	194,291	200,557	168,334

The changes in “Bonds and debentures outstanding” were as follows:

	Millions of Euros
	2008	2007	2006

Balance at beginning of year	200,557	168,335	123,556
Net inclusion of entities in the Group	20,333	36	1,895
Of which, Alliance & Leicester Group	18,676	—	—
Issues	76,786	122,530	76,956
Of which:
Banco Santander, S.A.-
Non-convertible debentures February and December — floating rate	—	—	4,374
Mortgage bonds — fixed rate	—	4,500	7,500
Banesto-
Mortgage bonds — fixed rate	100	1,708	3,000
Bonds	3,818	5,006	5,547
Santander International Debt, S.A., Sole-Shareholder Company-
Bonds — floating rate	16,007	10,059	11,709
Abbey-
Holmes Financing (Nº 10) plc	—	—	5,581
Holmes Master Issuer plc	—	15,924	5,153
Bonds in pounds sterling	21,667	26,613	6,608
Bonds in other currencies	29,599	41,122	7,284
Santander US Debt, S.A., Sole-Shareholder Company-
Debentures — floating rate		2,038	3,785
Santander Consumer Bank AG-
Asset-backed securities	677	2,585	1,769
Banco Santander Totta, S.A.-
Bonds	1,496	890	3,808
Mortgage debentures	1,000	—	—
FTA Santander Consumer Spain Auto 06-
Asset-backed securities	—	—	1,350
Totta (Ireland Plc) — floating rate bonds	849	—	—
Banco Santander S.A. (formerly Banespa)	—	—	—
Real estate letters of credit	663	—	—
Bonds	556
Redemptions	(93,872)	(85,674)	(30,510)
Of which:
Banco Santander, S.A.	(1,783)	(3,987)	(3,038)
Banesto	(7,407)	(2,358)	(2,037)
Santander Consumer Bank S.p.A.	(217)	(26)	(179)
Abbey National plc	(65,039)	(70,535)	(21,210)
Banco Santander S.A. (formerly Banespa)	(555)	—	—
Santander Consumer Bank AG	(203)	—	—
Santander Central Hispano International Limited	(979)	—	—
Banco Santander Totta, S.A.	(2,637)	—	—
Totta (Ireland) Plc	(1,189)	—	—
Santander US Debt, S.A. Sole-Shareholder Company	(4,178)	(1,329)	—
Santander International Debt, S.A. Sole-Shareholder Company	(6,239)	(3,037)	—
Drive Group	(960)	—	—
Fondo de Titulización de Activos Santander Empresas 1	(468)	—	—
Fondo de Titulización de Activos Santander Empresas 2	(691)	—	—
Fondo de Titulización de Activos Santander Empresas 3	(883)	—	—
Exchange differences	(5,806)	(2,864)	(1,557)
Other changes	(3,707)	(1,806)	(2,005)

Balance at end of year	194,291	200,557	168,335

c)	Notes and other securities

These notes were issued basically by Banco Santander, S.A.; Santander Commercial Paper, S.A., Sole-Shareholder Company; Abbey National North America LLC; Abbey National Treasury Services, plc; Abbey National plc, Santander Central Hispano Finance (Delaware) Inc.; Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander; Santander Consumer Finance, S.A.; Banco Santander Puerto Rico; Banesto; Services and Promotions Miami LLC and JSC Santander Consumer Bank.

d)	Guarantees

At December 31, 2008, liabilities or contingent liabilities secured by financial assets amounted to €97,911 million, the detail being as follows:

	Millions of Euros
	2008	2007

Commercial paper (promissory notes)	—	183
Asset-backed securities	50,153	63,172
Other mortgage securities	47,758	45,664
Of which: mortgage bonds (“cédulas hipotecarias”)	37,726	39,264

Total	97,911	109,019

The mortgage-backed securities and other mortgage securities are secured by mortgage loans with average maturities of more than ten years. The main terms and conditions of these loans are listed below:
1)	Transactions securing mortgage-backed securities:
• First mortgage for acquisition of principal or second residence, which at the date of securitization must not have any amounts more than 30 days past due. For these purposes, financing granted to property developers is excluded.
• Within the credit worthiness analysis, consideration is given to an appraisal conducted by a valuation specialist.
• The amount of the loan must not exceed 80% of the lower of the appraised value and the purchase price, unless additional guarantees are provided (borrower’s payment capacity, other collateral, guarantors of solvency or mortgage credit insurance), in which case this limit may be extended up to a maximum of 120%.
• Each of the mortgaged properties must have at least one liability insurance policy in force. The capital insured must not be lower than either the appraised value (excluding the land) or the amount of the loan.
2)
With respect to mortgage bond issues (cédulas hipotecarias), in order to calculate the amount of the qualifying assets, the following transactions are excluded from the total base of the unsecuritized mortgage portfolio:

• Transactions classified as non-performing, at pre-action stage and at procedural stage.
• Transactions without appraisal by a specialist valuer.
• Transactions exceeding 80% of the appraised value in residential financing and 60% in the case of other assets.
• Second mortgages or mortgages with insufficient collateral.
• Transactions without insurance or with insufficient insurance.
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

The detail, by currency of issue, of the balance of “Subordinated liabilities” is as follows:

				December 31, 2008
				Outstanding
				Issue Amount
				in Foreign	Annual
	Thousands of Euros			Currency	Interest Rate
Currency of Issue	2008	2007	2006	(Millions)	(%)

Euros	19,660,053	19,224,529	16,309,049	19,660	4.54%
US dollar	7,877,340	7,412,454	7,055,103	10,963	6.75%
Pound sterling	7,952,179	7,387,191	6,143,547	7,574	7.39%
Other currencies	3,383,678	2,168,563	1,583,450

Balance at end of year	38,873,250	36,192,737	31,091,149

Of which, preference shares	1,051,272	522,558	668,328
Note 51 contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

b)	Changes

The changes in the balance of “Subordinated liabilities” were as follows:

	Millions of Euros
	2008	2007	2006

Balance at beginning of year	36,193	31,091	30,072
Net inclusion of entities in the Group	2,776	—	(459)
Of which:
Scottish Mutual Pensions Limited	—	—	(292)
Alliance & Leicester Group	1,648	—	—
Banco ABN AMRO Real S.A.	1,128	—	—
Issues	312	8,330	5,881
Of which:
Santander Consumer Finance, S.A.	—	—	500
Banco Santander S.A. (Banespa)	—	—	995
Santander Central Hispano Issuances Limited	—	5,908	3,484
Santander Perpetual, S.A., Sole-Shareholder Company	—	1,019	—
Santander Finance Preferred, S.A., Sole-Shareholder Company	—	1,072	—
Redemptions	(1,315)	(2,340)	(2,265)
Of which:
Abbey National plc	(409)	(944)	(763)
Santander Central Hispano Issuances Limited	(153)	(1,188)	(1,369)
Banesto	(500)	—	—
Exchange differences	(2,066)	(1,353)	(1,093)
Other changes	2,973	465	(1,045)

Balance at end of year	38,873	36,193	31,091

c)	Other information
This item includes the preferred participating securities and other financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity (preference shares).
The preference shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties and, except for the shares of Abbey referred to below, are redeemable at the discretion of the issuer, based on the terms and conditions of each issue.

For the purposes of payment priority, preferred participating securities are junior to all general creditors and to subordinated deposits. The remuneration of these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.
The other issues are subordinated and, therefore, rank junior to all general creditors of the issuers. The issues launched by Santander Central Hispano Issuances, Limited, Santander Central Hispano Financial Services Limited, Santander Issuances, S.A. (Sole-Shareholder Company), Santander Perpetual, S.A. (Sole-Shareholder Company), Santander Finance Capital, S.A. (Sole-Shareholder Company) and Santander Finance Preferred S.A. (Sole-Shareholder Company) are guaranteed by the Bank or by restricted deposits arranged by the Bank for this purpose.
Except for those described in Note 34-a, at December 31, 2008 none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares. Abbey has a GBP 200 million subordinated debt issue which is convertible, at Abbey’s option, into preference shares of Abbey, at a price of GBP 1 per share. Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander has two USD 150 million issues of unguaranteed subordinated preference debentures that are voluntarily convertible into ordinary shares of Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander.
The accrued interest on the subordinated liabilities amounted to €2,415 thousand in 2008 (2007: €2,101 thousand).
24.	Other financial liabilities

The breakdown of the balances of these items is as follows:

	Thousands of Euros
	2008	2007	2006

Trade payables	2,282,759	3,350,422	3,070,870
Clearing houses	761,534	1,106,714	544,004
Tax collection accounts -
Tax payables	2,066,685	2,040,547	2,031,137
Factoring accounts payable	283,478	326,107	284,331
Bonds	1,159,960	994,572	41,447
Unsettled financial transactions	3,628,473	2,994,299	1,978,120
Other financial liabilities	7,498,280	5,870,817	4,846,462

	17,681,169	16,683,478	12,796,371

Note 51 contains a detail of the residual maturity periods of other financial assets and liabilities at each year-end.

25.	Provisions
a)	Breakdown

The breakdown of the balance of “Provisions” is as follows:

	Thousands of Euros
	2008	2007	2006

Provisions for pensions and similar obligations	11,198,117	11,819,748	14,014,305
Provisions for taxes and other legal contingencies	2,363,706	1,715,967	1,884,305
Provisions for contingent liabilities and commitments (Note 2):	678,584	636,316	598,735
Of which: country risk	56,254	48,831	57,216
Other provisions	3,495,852	2,398,868	2,729,168

Provisions	17,736,259	16,570,899	19,226,513

b)	Changes

The changes in “Provisions” were as follows:

	Millions of Euros
	2008				2007				2006
		Contingent				Contingent				Contingent
		Liabilities and	Other			Liabilities and	Other			Liabilities and	Other
	Pensions	Commitments	Provisions	Total	Pensions	Commitments	Provisions	Total	Pensions	Commitments	Provisions	Total

Balances at beginning of year	11,820	636	4,115	16,571	14,014	599	4,614	19,227	14,173	487	5,163	19,823
Net inclusion of entities in the Group	175	73	2,816	3,064	(2)	—	(35)	(37)	—	—	1	1
Additions charged to income:
Interest expense and similar charges (Note 39)	456	—	—	456	488	—	—	488	735	—	—	735
Staff costs (Note 47)	185	—	—	185	209	—	—	209	223	—	—	223
Additions to provisions	601	(3)	1,101	1,699	431	96	497	1,024	984	96	(1)	1,079
Other additions arising from insurance contracts linked to pensions	(17)	—	—	(17)	(17)	—	—	(17)	(6)	—	—	(6)
Payments to pensioners and early retirees with a charge to internal provisions	(1,086)	—	—	(1,086)	(1,109)	—	—	(1,109)	(1,422)	—	—	(1,422)
Insurance premiums paid	(8)	—	—	(8)	(6)	—	—	(6)	(2)	—	—	(2)
Payments to external funds	(563)	—	—	(563)	(2,168)	—	—	(2,168)	(743)	—	—	(743)
Amount used	—	—	(1,523)	(1,532)	—	—	(921)	(921)	—	—	(982)	(982)
Transfers, exchange differences and other changes	(363)	(27)	(649)	(1,042)	(20)	(59)	(40)	(119)	72	16	433	521

Balances at end of year	11,198	679	5,860	17,736	11,820	636	4,115	16,571	14,014	599	4,614	19,227

c)	Provisions for pensions and similar obligations

The breakdown of the balance of “Provisions for pensions and similar obligations” is as follows:

	Millions of Euros
	2008	2007	2006

Provisions for post-employment plans — Spanish entities	5,596	5,723	5,647
Of which: defined benefit	5,593	5,626	5,647
Provisions for other similar obligations—Spanish entities	4,166	4,001	4,527
Of which: early retirements	4,158	3,950	4,481
Provisions for post-employment plans — Abbey	744	1,275	1,642
Provisions for post-employment plans and other similar obligations — Other foreign subsidiaries	692	821	2,198
Of which: defined benefit	688	821	2,198

Provisions for pensions and similar obligations	11,198	11,820	14,014

i. Spanish entities — Post-employment plans and other similar obligations
At each year-end, the Spanish consolidated entities had post-employment benefit obligations under defined benefit plans. On July 25, 2006, the Bank entered into an agreement with the employee representatives to promote a defined contribution plan aimed at all current personnel. Subsequently, at its meeting on December 17, 2007, the Bank’s board of directors approved the implementation of a defined contribution retirement plan for executives of the Bank. In 2008, in accordance with the aforementioned plan, an extraordinary contribution totaling €111 million was made for past service, together with a current contribution which amounted to €19 million. Lastly, in various years some of the consolidated entities offered certain of their employees the possibility of taking early retirement and, therefore, provisions were recognized in those years for the obligations to employees taking early retirement -in terms of salaries and other employee welfare costs- from the date of early retirement to the date of effective retirement.
At each year-end, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to €40 million in 2008, €14 million in 2007 and €13 million in 2006.
The amount of the defined benefit obligations was determined based in part upon independent actuaries using the following actuarial techniques:
1.	Valuation method: projected unit credit method, which sees each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-Employment Plans			Other Similar Obligations
	2008	2007	2006	2008	2007	2006

Annual discount rate	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Mortality tables	GRM/F-95	GRM/F-95	GRM/F-95	GRM/F-95	GRM/F-95	GRM/F-95
	(PERM/F-2000 in	(PERM/F-2000	(PERM/F-2000	(PERM/F-2000	(PERM/F-2000	(PERM/F-2000
	the case of	in the case of	in the case of	in the case of	in the case of	in the case of
	Banesto)	Banesto)	Banesto)	Banesto)	Banesto)	Banesto)
Cumulative annual CPI growth	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Annual salary increase rate	2.50% (2.9% in	2.50% (2.9% in	2.50% (2.9% in	n/a	n/a	n/a
	the case of	the case of	the case of
	Banesto)	Banesto)	Banesto)
Annual social security pension increase rate	1.5%	1.5%	1.5%	n/a	n/a	n/a
Annual benefit increase rate	n/a	n/a	n/a	0% to 1.5%	0% to 1.5%	0% to 1.5%

The discount rate used is that required by Spanish legislation for measuring similar obligations, which is published annually by the Directorate-General of Insurance (Resolution of February 26, 2008). The maximum rate to be used in 2008 was set at 4.32%. This figure relates to 100% of the average interest rates of Government bonds for the last quarter of year prior to that in which the rate is applicable.

3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

				Other Similar
	Post-Employment Plans			Obligations
	2008	2007	2006	2008	2007	2006

Expected rate of return on plan assets	4.0%	4.0%	4.0%	—	—	—
Expected rate of return on reimbursement rights	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
The funding status of the defined benefit obligations in 2008 and the four preceding years is as follows:

	Millions of Euros
	Post-Employment Plans					Other Similar Obligations
	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004

Present value of the obligations:
To current employees	1,273	1,259	1,215	1,207	1,180	—	—	—	—	—
Vested obligations to retired employees	4,828	4,876	4,958	4,942	5,005	—	—	—	—	—
To early retirees	—	—	—	—	—	4,158	3,950	4,481	4,215	4,051
Long-service bonuses and other obligations	—	—	—	—	—	8	50	46	54	48
Other	181	174	164	225	248	—	1	—	—	—

	6,282	6,309	6,337	6,374	6,433	4,166	4,001	4,527	4,269	4,099
Less:
Fair value of plan assets	193	192	203	211	212	—	—	—	—	—
Unrecognized actuarial (gains)/losses	489	487	482	506	536	—	—	—	—	—
Unrecognized past service cost	7	4	5	—	—	—	—	—	—	—

Provisions — Provisions for pensions	5,593	5,626	5,647	5,657	5,685	4,166	4,001	4,527	4,269	4,099

Of which:
Internal provisions for pensions	3,153	3,114	3,065	3,015	2,982	4,159	3,987	4,504	4,235	4,048
Insurance contracts linked to pensions (Note 14)	2,440	2,512	2,582	2,642	2,703	7	14	23	34	51
The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Millions of Euros
	Post-Employment Plans			Other Similar Obligations
	2008	2007	2006	2008	2007	2006

Current service cost	56	56	55	5	5	3
Interest cost	240	242	239	145	166	156
Expected return on plan assets	(8)	(8)	(8)	—	—	—
Expected return on insurance contracts linked to pensions	(95)	(102)	(103)	—	(1)	(1)
Extraordinary charges-
Actuarial (gains)/losses recognized in the year	6	6	8	4	13	16
Past service cost	63	58	151	—	—	—
Early retirement cost	(23)	2	(24)	587	39	799
Other	(21)	(16)	(21)	(53)	(22)	(10)

Total	219	238	297	688	201	963

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of Euros
	Post-Employment Plans			Other Similar Obligations
	2008	2007	2006	2008	2007	2006

Present value of the obligations at beginning of year	6,309	6,337	6,374	4,001	4,527	4,269
Net inclusion of entities in the Group	—	—	—		—	—
Current service cost	56	56	55	5	5	3
Interest cost	240	242	239	145	166	156
Early retirement cost	(23)	2	(24)	587	39	799
Effect of curtailment/settlement	(21)	(16)	(21)	(54)	(22)	(10)
Benefits paid	(334)	(350)	(415)	(726)	(729)	(708)
Past service cost	66	58	156	—	1	—
Actuarial (gains)/losses	(11)	(19)	(25)	4	13	16
Other	—	(1)	(2)	204	1	2

Present value of the obligations at end of year	6,282	6,309	6,337	4,166	4,001	4,527

The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:

Plan assets

	Millions of Euros
	Post-Employment Plans
	2008	2007	2006

Fair value of plan assets at beginning of year	192	203	211
Expected return on plan assets	8	8	8
Actuarial gains/(losses)	(2)	(12)	(4)
Contributions	8	6	2
Benefits paid	(13)	(13)	(14)

Fair value of plan assets at end of year	193	192	203

Insurance contracts linked to pensions

	Millions of Euros
	Post-Employment Plans			Other Similar Obligations
	2008	2007	2006	2008	2007	2006

Fair value of insurance contracts linked to pensions at beginning of year	2,512	2,582	2,642	14	23	34
Expected return on insurance contracts (Note 38)	95	102	103	—	1	1
Actuarial gains/(losses)	(17)	(17)	(6)	—	—	—
Premiums paid	11	12	11	—	—	—
Benefits paid	(161)	(165)	(168)	(7)	(10)	(12)
Exchange differences	—	(2)	—	—	—	—

Fair value of insurance contracts linked to pensions at end of year	2,440	2,512	2,582	7	14	23

In 2009 the Group expects to make contributions in Spain to fund its defined benefit pension obligations for amounts similar to those made in 2008.
The plan assets and the insurance contracts linked to pensions are instrumented through insurance policies.

The following table shows the estimated benefits payable at December 31, 2008 for the next ten years:

Millions
of Euros

2009	1,095
2010	1,035
2011	972
2012	915
2013	858
2014 to 2018	3,038

7,913

ii. United Kingdom
At the end of each of the last three years, the businesses in the UK (basically Abbey and Alliance & Leicester in 2008 and Abbey in 2007 and 2006) had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to €10 million in 2008, €10 million in 2007 and €5 million in 2006.
The amount of the defined benefit obligations was determined based in part upon independent actuaries using the following actuarial techniques:
1.	Valuation method: projected unit credit method, which sees each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2008	2007	2006

Annual discount rate	6.40%	5.30%	5.20%
Mortality tables	PX92MC C2008	PA92MC C2006	PA92MC C2006
Cumulative annual CPI growth	3.0%	3.0%	3.0%
Annual salary increase rate	3.5%	4.0%	4.0%
Annual pension increase rate	3.0%	3.0%	3.0%
The funding status of the defined benefit obligations in 2008 and the four preceding years is as follows:

	Millions of Euros
	2008	2007	2006	2005	2004

Present value of the obligations	5,445	6,248	6,350	6,337	5,232

Less:
Fair value of plan assets	4,591	4,913	4,810	4,326	3,504
Unrecognized actuarial (gains)/losses	202	60	(102)	223	—
Unrecognized past service cost	—	—	—	—	—

Provisions — Provisions for pensions	652	1,275	1,642	1,788	1,728

Of which:
Internal provisions for pensions	744	1,275	1,642	1,788	1,728
Net assets for pensions	(92)	—	—	—	—

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Millions of Euros
	2008	2007	2006

Current service cost	69	97	119
Interest cost	331	322	309
Expected return on plan assets	(298)	(284)	(263)
Extraordinary charges:
Actuarial gains/losses recognized in the year	(1)	(1)	—
Past service cost	—	—	—
Early retirement cost	—	—	3

Total	101	134	168

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of Euros
	2008	2007	2006

Present value of the obligations at beginning of year	6,248	6,350	6,337
Net inclusion of entities in the Group	1,252	—	—
Current service cost	69	97	119
Interest cost	331	322	309
Early retirement cost		—	3
Benefits paid	(199)	(175)	(178)
Actuarial (gains)/losses	(802)	200	(342)
Exchange differences and other items	(1,454)	(546)	102

Present value of the obligations at end of year	5,445	6,248	6,350

The net inclusion of entities in the Group relates mainly to Alliance & Leicester.
The changes in the fair value of the plan assets were as follows:

	Millions of Euros
	2008	2007	2006

Fair value of plan assets at beginning of year	4,913	4,810	4,326
Net inclusion of entities in the Group	1,335	—	—
Expected return on plan assets	298	284	263
Actuarial gains/losses	(954)	45	(13)
Contributions	413	387	303
Benefits paid	(199)	(175)	(178)
Exchange differences	(1,215)	(438)	109

Fair value of plan assets at end of year	4,591	4,913	4,810

The net inclusion of entities in the Group relates mainly to Alliance & Leicester.
Due to the inclusion of Alliance & Leicester in the Group, the contributions relating to these defined benefit pension obligations are expected to rise by approximately €14 million in 2009 compared with those for 2008.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2008	2007	2006

Equity instruments	41%	46%	46%
Debt instruments	56%	52%	51%
Properties	2%	—	—
Other	1%	2%	3%
The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.
The following table shows the estimated benefits payable at December 31, 2008 for the next ten years:

Millions
of Euros

2009	205
2010	217
2011	235
2012	254
2013	273
2014 to 2018	1,706

2,890

iii. Other foreign subsidiaries
Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.
At December 31, 2008, 2007 and 2006, these entities had defined contribution and defined benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to €28 million in 2008, €23 million in 2007 and €19 million in 2006.
The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.
The funding status of the obligations similar to post-employment benefits and other long-term benefits in 2008 and the four preceding years is as follows:

	Millions of Euros
	2008	2007	2006	2005	2004

Present value of the obligations	6,735	7,264	6,198	5,481	4,092

Less:
Fair value of plan assets	6,307	6,725	3,917	2,523	1,962
Unrecognized actuarial (gains)/losses	386	134	517	760	315
Unrecognized past service cost	—	—	—	2	—

Provisions — Provisions for pensions	42	405	1,764	2,196	1,815

Of which:
Internal provisions for pensions	688	821	2,198	2,459	1,929
Net assets for pensions	(418)	(239)	(224)	(55)	(10)
Unrecognized net assets for pensions	(228)	(177)	(210)	(208)	(104)

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
The amounts recognized in the consolidated income statement in relation to these obligations are as follows:

	Millions of Euros
	2008	2007	2006

Current service cost	55	51	46
Interest cost	673	608	574
Expected return on plan assets	(628)	(559)	(271)
Extraordinary charges:
Actuarial gains/losses recognized in the year	34	22	93
Past service cost	—	—	29
Early retirement cost	5	16	72
Other	(2)	216	(132)

Total	137	354	411

The changes in the present value of the accrued obligations were as follows:

	Millions of Euros
	2008	2007	2006

Present value of the obligations at beginning of year	7,264	6,198	5,481
Net inclusion of entities in the Group	673	—	—
Current service cost	55	51	46
Interest cost	673	608	574
Early retirement cost	5	16	72
Effect of curtailment/settlement	(2)	(4)	(132)
Benefits paid	(535)	(492)	(513)
Past service cost	—	—	27
Actuarial (gains)/losses	(10)	707	72
Exchange differences and other items	(1,391)	180	571

Present value of the obligations at end of year	6,735	7,264	6,198

The net inclusion of entities in the Group relates mainly to Banco Real.
The changes in the fair value of the plan assets were as follows:

	Millions of Euros
	2008	2007	2006

Fair value of plan assets at beginning of year	6,725	3,917	2,523
Net inclusion of entities in the Group	618	—	—
Expected return on plan assets	628	559	271
Actuarial gains/(losses)	(351)	586	12
Contributions	285	1,863	461
Benefits paid	(495)	(452)	(199)
Exchange differences and other items	(1,103)	252	849

Fair value of plan assets at end of year	6,307	6,725	3,917

The net inclusion of entities in the Group relates mainly to Banco Real.
In 2009 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2008.
The main categories of plan assets as a percentage of total plan assets are as follows:

	2008	2007	2006

Equity instruments	12%	27%	27%
Debt instruments	83%	66%	61%
Properties	2%	2%	3%
Other	3%	5%	9%
The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.
The following table shows the estimated benefits payable at December 31, 2008 for the next ten years:

Millions
of Euros

2009	470
2010	485
2011	504
2012	523
2013	541
2014 to 2018	2,991

5,514

d)	Provisions for taxes and other legal contingencies and other provisions
The balance of “Provisions — Provisions for taxes and other legal contingencies” and “Provisions - Other provisions”, which includes, inter alia, provisions for restructuring costs and tax and legal litigation, was estimated using prudent calculation procedures in keeping with the uncertainty inherent in the obligations covered. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation; in certain cases, these obligations have no fixed settlement period and, in other cases, are based on litigation in progress.
The breakdown of the balance of “Provisions — Other provisions” is as follows:

	Millions of Euros
	2008	2007	2006

Provisions for contingencies and commitments in operating units:
Recognized by Spanish companies	1,061	814	892
Recognized by other EU companies	721	886	1,230
Recognized by other companies	4,078	2,415	2,492
Of which:
Brazil	2,920	1,989	1,795

	5,860	4,115	4,614

e)	Litigation
i. Tax litigation
At December 31, 2008, the main tax litigation concerning the Group was as follows:
•
The “Mandados de Segurança” filed by Banco Santander, S.A. and other Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8%. In the case of Banco Santander, S.A., on June 9, 2008 a special and extraordinary appeal was filed at the Federal Supreme Court against the unfavorable judgment of the Federal Regional Court of January 14, 2008. A decision has yet to be handed down on this appeal. In the case of Banco ABN AMRO Real S.A., two “Mandados de Segurança” were filed; for the first of these, an appeal was filed at the Supreme Court of Justice and the Federal Supreme Court and, for the second, an appeal was filed on February 12, 2008 at the Federal Regional Court further to the unfavorable judgment handed down on January 29, 2008.

•
The “Mandados de Segurança” filed by Banco Santander, S.A. and other Group companies in Brazil claiming its right to consider the social contribution tax on net income (CSLL) as deductible in the calculation of Brazilian legal entities income tax (IRPJ). In the case of Banco Santander, S.A., this action was declared unwarranted and an appeal was filed at the Federal Regional Court, requesting, as a precautionary measure, to have the ability to claim of the tax credit stayed and obtaining permission to deposit the disputed amounts with the courts. On October 1, 2007, an unfavorable judgment was handed down by the Federal Regional Court, which was appealed against by Banco Santander S.A. (Brazil) through the presentation of “Embargos de Declaraçao” on October 8, 2007. On March 6, 2008, the Federal Regional Court dismissed the “Embargos de Declaraçao” and dismissed the subsequent appeal. On July 1, 2008, the related special and extraordinary appeal was filed.

•
The “Mandados de Segurança” filed by Banco Santander, S.A. and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the “Mandados de Segurança” was declared unwarranted and an appeal was filed at the Federal Regional Court. On September 13, 2007, this Court handed down a favorable judgment. Unión Federal has filed an appeal against this judgment at a higher court. In the case of Banco ABN AMRO Real, S.A., on March 9, 2007 a favorable judgment was handed down against which Unión Federal has filed an appeal at a higher court.

•
Legal proceeding filed on August 24, 2000 by ABN AMRO Arrendamiento Mercantil S.A. requesting the deductibility for income tax purposes of the depreciation and amortization expense in the same period as that in which the lease income is recognized. The entity received a favorable judgment on April 16, 2008 which was appealed against by the Brazilian tax authorities. A decision has yet to be handed down by the Federal Regional Court.

•
Real Leasing S.A. Arrendamiento Mercantil and Banco ABN AMRO Real S.A. have filed various administrative and legal claims in connection with the deductibility of the provision for doubtful debts for 1995.

•
Banco Santander S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the service tax on certain items of income from transactions not classified as provisions of services.

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

ii. Legal litigation
At December 31, 2008, the main legal litigation concerning the Group was as follows:
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

On December 16, 2003, a judgment was handed down dismissing the plaintiffs request. The subsequent appeal filed by LANETRO was upheld by a decision of the Madrid Provincial Appellate Court on October 27, 2006. The Bank has filed an extraordinary appeals on grounds of procedural infringements and an extraordinary cassation appeal against the aforementioned decision.

•
Ordinary proceeding filed by Galesa de Promociones, S.A., against the Bank, at Elche Court of First Instance no. 5, Alicante (proceeding no. 1946/2008). The claim requests damages amounting to €51,396,971.43 as a result of the judgment handed down by the Supreme Court on November 24, 2004 setting aside a summary mortgage proceeding filed by the Bank against the complainant company, which concluded in the foreclosure by the Bank of the mortgaged properties and their subsequent sale by The Bank to third-party buyers. The Supreme Court judgment ordered the reversal of the court foreclosure proceeding to prior to the date on which the auctions were held, a requirement impossible to comply with due to the sale by the Bank of the properties to the aforementioned third parties, which prevented the reincorporation of the properties into the debtor company’s assets and their re-auction.

The damages claimed are broken down as follows: (i) €18,428,076.43 relating to the value of the property auctioned; (ii) €32,608,895 relating to the loss of profit on the properties lost by the plaintiff, which prevented the plaintiff company from continuing its business activity as a property developer; and (iii) €360,000 relating to the loss of rental income.

On October 31 2008, the summons to respond to and oppose the claim was served on the Bank, which responded to and opposed the complainant’s requests on a timely basis and, at the same time, filed a counterclaim against Galesa de Promociones S.A. for the amount owed to the Bank, basing the calculation thereof on the difference between the value of the properties and the amount of the loan.

Galesa de Promociones S.A. responded to the counterclaim on January 12, 2009. The parties’ pre-trial hearing was held on April 7, 2009. The hearing has been scheduled to take place on September 30, 2009.

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

On July 30, 2007, the Madrid Provincial Appellate Court handed down a decision upholding in full the appeal filed by the Bank, revoking the ruling issued at first instance and dismissing the appeal filed by Inversión Hogar, S.A. On completion of the clarification procedure, as it had announced previously, Inversión Hogar, S.A. filed an appeal against the aforementioned decision at the Civil Chamber of the Supreme Court, which has been granted leave to proceed by the Madrid Provincial Appellate Court at the preliminary admission for consideration stage.

•
Complaint in an ordinary proceeding filed by Inés Arias Domínguez and an additional 17 persons against Santander Investment, S.A. at Madrid Court of First Instance no. 13 (case no. 928/2007), seeking damages of approximately €43 million, plus interest and costs. The plaintiffs, who are former shareholders of Yesocentro S.A. (Yesos y Prefabricados del Centro, S.A.) allege that Santander Investment, S.A. breached the advisory services agreement entered into on October 19, 1989 between the former Banco Santander de Negocios, S.A. and the plaintiffs, the purpose of which was the sale of shares owned by the plaintiffs to another company called Invercámara, S.A.

This complaint was duly contested by Santander Investment, S.A. on November 5, 2007. The preliminary hearing was set for April 28, 2008 although it was subsequently postponed until a related claim is resolved.

In a decision issued by the Madrid Court of First Instance no. 13 on September 11, 2008, the proceeding in connection with the civil preliminary ruling was stayed. The plaintiffs have appealed the decision and the Bank responded to and opposed the plaintiff’s appeal on December 16, 2008.

•
On February 6, 2008, Banco Santander, S.A. filed a request for arbitration with the Secretary of the Spanish Arbitral Court (Secretaría de la Corte Española de Arbitraje) against the business entity GAESCO BOLSA, SOCIEDAD DE VALORES, S.A., (“GAESCO”), a Spanish brokerage firm in respect of the claim for €66,418,077.27 that the latter owes Banco Santander, S.A. as a result of the early termination of the financial transaction framework agreement entered into GAESCO and the Bank and of the financial transactions undertaken under such agreement. On May 12, 2009 an arbitral ruling was handed down admitting Banco Santander, S.A.’s request and dismissing the counterclaim filed by GAESCO.

•
Former Banespa employees: claim filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s by-laws in the event that the entity obtained a profit and that the distribution of this profit, in the form of bonus, were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit; partial payments were made from 1996 to 2000 in variable percentages as agreed by the board of directors, and the aforementioned clause was eliminated from the by-laws in 2001. After the Regional Labor Court ordered Banco Santander Banespa, S.A. to pay the half-yearly bonus in September 2005, Banco Santander Banespa, S.A. lodged an appeal at the High Labor Court which handed down a decision on June 25, 2008, ordering the Bank to pay the half-yearly bonus from 1994 onwards for a maximum amount equivalent to that of the share in profits. The related appeals against this decision will be filed at the High Labor Court and at the Federal Supreme Court, as applicable.

•
Absorption of Banco Noroeste by Banco Santander Brasil: Three claims filed by minority shareholders of the former Banco Noroeste requesting, in addition to compensation for damage and losses, the annulment of the shareholders’ meeting that approved the merger between Banco Noroeste and Banco Santander Brasil, arguing that when the merger took place they should have been provided with a market value that would have enabled them to decide whether or not to sell their shares at that value.

In the three cases, judgments were handed down at first instance, one of which found in favor of the Bank and the other two against it. In the latter two cases the shareholders’ meeting was not declared null and void but rather the Bank was ordered to pay compensation. Appeals were filed against these judgments.

The Sao Paulo Court of Justice has recently handed down joint judgments on the three appeals at second instance, considering that Santander should have duly prepared a valuation report using the disposal value method thereby establishing that the minority shareholders be indemnified.

In the case of the shareholders that sold their shares, the Court indicated that they should receive the difference between the value at which they sold their shares (equity value) and market value (calculated as the disposal value) at that time, plus interest. In the case of the shareholders that did not sell, the Court considered that they should receive the market value at that time plus interest, less the present value of their shares. Unlike the judgments handed down at first instance, lost profits and damages were excluded and the amount of lawyers’ fees was reduced. Appeals against this judgment will be filed at higher courts.

•	In relation to the alleged fraud committed by Bernard L. Madoff and the firm Bernard L. Madoff Investment Securities LLC, and the Lehman Brothers bankruptcy, please see the comments in Note 1-h).
The total amount of payments made by the Group arising from lawsuits in 2008, 2007 and 2006 is not material with respect to the accompanying consolidated financial statements.
* * * * * *
At the end of each of the last three years, the Group had recorded provisions that reasonably cover any contingencies that might arise from the aforementioned tax and legal litigation.

Following is a description of the developments in 2007 in the litigation against Casa de Bolsa Santander, S.A. de C.V. Grupo Financiero Santander (Casa de Bolsa):
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

Following this judgment, the amount owed was paid in full and there are currently no claims outstanding in this connection.
26.	Other liabilities

The breakdown of the balance of “Other Liabilities” is as follows:

	Thousands of Euros
	2008	2007	2006

Transactions in transit	401,977	150,609	311,283
Accrued expenses and deferred income	4,593,557	3,907,719	2,951,374
Other	2,565,461	2,328,848	3,147,457

	7,560,995	6,387,176	6,410,114

27.	Tax matters
a)	Consolidated tax group

Pursuant to current legislation, the consolidated tax group includes Banco Santander, S.A. (as the Parent) and the Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups (as the controlled entities).

The other Group banks and companies file income tax returns in accordance with the tax regulations applicable in each country.

b)	Years open for review by the tax authorities

At December 31, 2008, the consolidated tax group had, in addition to the two years mentioned below, 2003, 2004, 2005, 2006, 2007 and 2008 open for review in relation to the main taxes applicable to it.

The other consolidated entities have the corresponding years open for review, pursuant to their respective tax regulations.

The tax audit of 2001 and 2002 for the main taxes applicable to the consolidated tax group was completed in March 2007. Most of the tax assessments issued were signed on a contested basis.

In 2008 there were no significant developments in connection with the tax disputes at the different instances, which were pending resolution at December 31, 2007.

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

c)	Reconciliation

The reconciliation of the income tax expense calculated at the standard tax rate to the income tax expense recognized is as follows:

	Millions of Euros
	2008	2007	2006

Consolidated profit before tax:
From ordinary activities	11,230	11,175	8,995
From discontinued operations	(9)	973	1,840

	11,221	12,148	10,835

Corporation tax at 30% (*)	3,366	3,948	3,792
Decreases due to permanent differences	(1,419)	(1,062)	(1,022)
Of which:
Due to effect of different tax rates	(1,039)	(851)	(1,364)
Due to effect on deferred taxes of change in Spanish tax rate	—	—	491

Income tax of Group companies, per local books	1,947	2,886	2,770

Net increases (decreases) due to other permanent differences	(346)	(577)	(568)
Other, net	287	204	388

Current income tax	1,888	2,513	2,590

Of which:
Ordinary activities	1,884	2,336	2,255
Discontinued operations	4	177	335
Of which:
Current tax	2,689	2,805	2,003
Deferred taxes	(801)	(292)	587
Taxes paid in the year	1,445	3,181	949

(*)	32.5% for 2007 and 35% for 2006.
The effective tax rate is as follows:

	Millions of Euros
	2008	2007	2006

Consolidated tax group	5,164	5,043	4,212
Other Spanish entities	121	50	1,518
Foreign entities	5,936	7,055	5,105

	11,221	12,148	10,835

Income tax	1,888	2,513	2,590

Effective tax rate	16.83%	20.69%	23.90%

d)	Tax recognized in equity
In addition to the income tax recognized in the consolidated income statement, the Group recognized the following amounts in consolidated equity:

	Millions of Euros
	2008	2007	2006

Tax charged to equity:	(16)	(497)	(418)
Measurement of non-current assets held for sale	(16)	—	—
Measurement of available-for-sale fixed-income securities	—	(104)	(276)
Measurement of available-for-sale equity securities	—	(393)	(99)
Measurement of cash flow hedges	—	—	(43)

Tax credited to equity:	440	20	—
Measurement of available-for-sale fixed-income securities	30	—	—
Measurement of available-for-sale equity securities	247	—	—
Measurement of cash flow hedges	163	20	—

Total	424	(477)	(418)

e)	Deferred taxes
The balance of “Tax assets” in the consolidated balance sheets includes debit balances with the tax authorities relating to deferred tax assets. The balance of “Tax liabilities” includes the liability for the Group’s various deferred tax liabilities.
The detail of the balances of “Tax assets - Deferred” and “Tax liabilities - Deferred” is as follows:

	Millions of Euros
	2008	2007	2006

Tax assets	14,644	10,853	9,156
Of which:
Banco Santander SA (Banespa)	1,775	1,905	1,577
Banco ABN AMRO Real S.A.	2,191	—	—
Abbey National plc	629	1,257	1,517
Alliance & Leicester plc	674	—	—
Early retirements	1,242	1,167	1,482
Other pensions	1,084	1,167	966
Prepaid taxes — Investments	965	965	—
Tax liabilities	3,464	3,744	3,778
Of which:
Banco Santander SA (Banespa)	472	253	149
Banco ABN AMRO Real S.A.	376	—	—
Abbey National plc	107	741	799
Alliance & Leicester plc	311	—	—
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	113	101	159
Santander Consumer Bank AG	89	104	104
Valuation adjustments	341	534	425
The changes in the balances of “Tax Assets - Deferred” and “Tax Liabilities - Deferred” in the last three years were as follows:

	Millions of Euros
			Foreign
			Currency	Charge/
			Balance	Credit to
			Translation	Asset and
	Balances at	(Charge)/	Differences	Liability		Acquisitions	Balances at
	December 31,	Credit to	and Other	Revaluation	Prepaid	for the	December 31,
	2007	Income	Items	Reserve	Taxes	Year (Net)	2008

Deferred tax assets	10,853	837	(374)	696	—	2,632	14,644
Deferred tax liabilities	(3,744)	(36)	461	107	—	(252)	(3,464)

Total	7,109	801	87	803	—	2,380	11,180

	Millions of Euros
			Foreign
			Currency	Charge/
			Balance	Credit to
			Translation	Asset and
	Balances at	(Charge)/	Differences	Liability		Acquisitions	Balances at
	December 31,	Credit to	and Other	Revaluation	Prepaid	for the	December 31,
	2006	Income	Items	Reserve	Taxes	Year (Net)	2007

Deferred tax assets	9,156	419	230	110	965	(27)	10,853
Deferred tax liabilities	(3,778)	(127)	252	(128)	—	37	(3,744)

Total	5,378	292	482	(18)	965	10	7,109

	Millions of Euros
			Foreign
			Currency	Charge/
			Balance	Credit to
			Translation	Asset and
	Balances at	(Charge)/	Differences	Liability		Acquisitions	Balances at
	December 31,	Credit to	and Other	Revaluation	Prepaid	for the	December 31,
	2005	Income	Items	Reserve	Taxes	Year (Net)	2006

Deferred tax assets	8,909	148	225	(22)	—	(104)	9,156
Deferred tax liabilities	(2,767)	(735)	(252)	(112)	—	(136)	(3,778)

Total	6,142	(587)	(27)	90	—	(240)	5,378

f)	Other disclosures
In conformity with the Listing Rules Instrument 2005 published by the UK Financial Services Authority, it is hereby stated that shareholders of the Bank resident in the United Kingdom will be entitled to a tax credit in respect of the withholdings the Bank is required to make from the dividends to be paid to them. The shareholders of the Bank resident in the United Kingdom who hold their ownership interest in the Bank through Grupo Santander Nominee Service and Santander UK Nominee will be informed directly of the amount thus withheld and of any other data they may require to complete their tax returns in the United Kingdom. The other shareholders of the Bank resident in the United Kingdom should contact their bank or securities broker.
28.	Minority interests
“Minority interests” include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.
a)	Breakdown
The detail, by Group company, of the balance of “Equity - Minority interests” is as follows:

	Thousands of Euros
	2008	2007	2006

Grupo Financiero Santander, S.A. de C.V.	707,603	649,291	657,013
Banesto	495,021	476,152	303,889
Banco Santander Chile	245,229	241,726	234,726
Brazil Group	122,067	56,062	45,161
Santander BanCorp	34,751	30,701	31,311
Other companies	353,935	328,445	298,837

	1,958,606	1,782,377	1,570,937

Profit for the year attributed to minority interests	456,000	575,892	649,806
Of which:
Banesto Group	75,294	81,467	260,591
Grupo Financiero Santander, S.A. de C.V.	182,927	281,186	166,103
Banco Santander Chile	129,758	138,781	84,640
Somaen-Dos, S.L.	—	—	77,177
Brazil Group	22,042	7,005	10,568
Santander BanCorp	2,434	1,626	3,053

	2,414,606	2,358,269	2,220,743

b)	Changes
The changes in the balance of “Minority interests” are summarized as follows:

	Millions of Euros
	2008	2007	2006

Balance at beginning of year	2,358	2,221	2,848
Change in consolidation method	105	—	—
(Net) inclusion of companies in the Group and changes in scope of consolidation	13	(9)	(1,050)
Change in proportion of ownership interest	(41)	(117)	72
Valuation adjustments	(26)	(57)	15
Dividends paid to minority interests	(241)	(360)	(160)
Changes in share capital	74	220	(29)
Exchange differences and other items	(283)	(116)	(125)
Profit for the year attributable to minority interests	456	576	650

Balance at end of year	2,415	2,358	2,221

29.	Valuation adjustments
The balances of “Valuation adjustments” include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized temporarily in equity through the statement of changes in equity (recognized income and expense) until they are extinguished or realized, when they are recognized definitively as shareholders’ equity through the consolidated income statement. The amounts arising from subsidiaries and jointly controlled entities are presented, on a line by line basis, in the appropriate items according to their nature.
It should be noted that the statement of recognized income and expense includes the changes to “Valuation adjustments” as follows:
• Revaluation gains/ (losses): includes the amount of the income, net of the expenses incurred in the year, recognized directly in equity. The amounts recognized in equity in the year remain under this item, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another line item.
• Amounts transferred to income statement: includes the amount of the revaluation gains and losses previously recognized in equity, even in the same year, which are recognized in the income statement.
• Amounts transferred to the initial carrying amount of hedged items: includes the amount of the revaluation gains and losses previously recognized in equity, even in the same year, which are recognized in the initial carrying amount of assets or liabilities as a result of cash flow hedges.
• Other reclassifications: includes the amount of the transfers made in the year between the various valuation adjustment items.
The amounts of these items are recognized gross, including the amount of the valuation adjustments relating to minority interests, and the corresponding tax effect is presented under a separate item, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.
a)	Available-for-sale financial assets
This item includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets.
At December 31, 2008, the consolidated statement of recognized income and expense includes €2,042 million, the result of the negative balance of revaluation gains/losses and the positive balance of amounts transferred to the income statement, relating to the write-down recognized in income of the ownership interests in Royal Bank of Scotland and Fortis (see Notes 1-i and 50).
The remaining changes in the balance at December 31, 2008 with respect to the previous year relate mainly to the reduction arising from the loss of unrealized gains that were recognized in equity at 2007 year-end.

b)	Cash flow hedges
This item includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect it (see Note 11).
Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged instruments.
c)	Hedges of net investments in foreign operations and exchange differences
“Hedges of net investments in foreign operations” include the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges (see Note 11).
“Exchange differences” include the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro (see Note 2-a).
The net changes in these two headings in the consolidated statement of recognized income and expense include the valuation gain or loss relating to the exchange difference arising from the goodwill held by the Group in foreign currency. At December 31, 2008, the balance recognized in the consolidated statement of recognized income and expense in this connection represented a loss of approximately €3,500 million. This change was offset by a negative change in the balance of goodwill at the corresponding date and, accordingly, it did not affect the Group’s equity (see Note 17).
The breakdown, by country, of the balance of this item is as follows:

	Thousands of Euros
	2008	2007	2006
Balance at end of year	(7,957,582)	(638,275)	538,182

Of which:
Arising on consolidation:
Subsidiaries:	(7,949,868)	(663,779)	549,211
Brazil Group	(2,819,871)	696,462	456,412
Chile Group	(475,525)	(130,186)	(40,677)
Mexico Group	(977,254)	(508,264)	(217,746)
Abbey Group	(3,280,445)	(562,990)	490,771
Other	(396,773)	(158,801)	(139,549)
Associates	7,714	25,504	(11,029)

d)	Entities accounted for using the equity method
This item includes the amounts of valuation adjustments recognized in equity arising from associates.
The net changes in the balance of this item were as follows:

	Thousands of Euros
	2008	2007	2006

Balance at beginning of year	(1,840)	57,437	—
Revaluation gains (losses)	(149,073)	(59,277)	57,437
Amounts transferred to income	43,728	—	—
Transfers	(41,217)	—	—

Balance at end of year	(148,402)	(1,840)	57,437

Of which:
Sovereign	(148,402)	(27,068)	31,364
Cepsa	—	25,213	26,073
30.	Shareholders’ equity
“Shareholders’ equity” includes the amounts of equity contributions from shareholders, accumulated profit or loss recognized through the consolidated income statement, and components of compound financial instruments having the substance of permanent equity. Amounts arising from subsidiaries and jointly controlled entities are presented in the appropriate items based on their nature.
The changes in “Shareholders’ equity” are presented in the consolidated statement of changes in total equity. Significant information on certain items of “Shareholders’ equity” and the changes therein in 2008 is set forth below.
31.	Issued capital
a)	Changes
At December 31, 2007 and 2006, the share capital consisted of 6,254,296,579 shares with a total par value of €3,127,148,289.50.
On November 9, 2008, the Bank’s executive committee, availing itself of the authorization granted to the board of directors by the shareholders at the extraordinary general meeting of the Bank held on July 27, 2007 (which included the power of delegation in favor of the executive committee) and of the resolution of the Bank’s board of directors of the same date, in which the powers received by the board in the aforementioned extraordinary general meeting were delegated in favor of the executive committee, resolved to increase capital, thereby recognizing Banco Santander’s shareholders’ pre-emptive subscription rights, at a ratio of one new share for each four old shares of the Bank outstanding. All the new shares had been subscribed when the pre-emptive subscription period ended on November 27, 2008.
On December 3, 2008, the capital increase carried out by the Bank was fully paid up. The operation consisted of a capital increase for a total par value of seven hundred and ninety-nine million four hundred and five thousand nine hundred and forty euros (€799,405,940) and a total cash amount of seven thousand one hundred and ninety-four million six hundred and fifty-three thousand four hundred and sixty euros (€7,194,653,460) through the issue of 1,598,811,880 book-entry shares of Banco Santander, with a par value of fifty euro cents (€0.50) each, of the same class and series as the outstanding shares.
Following this capital increase and the capital increase carried out in connection with the acquisition of Alliance & Leicester described in Note 3-c, the Bank’s share capital at December 31, 2008 consisted of 7,994,059,403 shares with a total par value of €3,997,029,701.50.
The Bank’s shares are listed on the computerized trading system of the Spanish stock exchanges and on the New York, London, Milan, Lisbon, Buenos Aires and Mexico stock exchanges, and all of them have the same features and rights. At December 31, 2008, the only shareholders with an ownership interest of more than 3% in the Bank’s share capital were Chase Nominees Ltd. (10.73%), EC Nominees Ltd. (8.61%), State Street Bank & Trust (7.56%) and Société Générale (3.08%).

b)	Other considerations
The additional share capital authorized by the shareholders at the extraordinary general meeting of July 27, 2007 was €1,563,574,144.5. The Bank’s directors have until July 27, 2010 to carry out capital increases up to this limit. The resolution empowers the board to fully or partially disapply the pre-emption right in accordance with the terms of Article 159.2 of the Spanish Companies Act (Ley de Sociedades Anónimas).
At 2008 year-end, the limit available under the aforementioned authorization was €623,718,766.50, since a total of €939,855,378 had been used, of which €799,405,940 were used in the capital increase of December 3, 2008 and €140,449,438 were used under the board resolution to increase capital to partially cater for the exchange of Santander Securities, as and when required.
The shareholders at the annual general meeting on June 21, 2008 resolved to increase capital by €375 million, and fully empowered the board of directors to set and establish, within a period of one year, the terms and conditions for this capital increase in all matters not already provided for by the annual general meeting. In exercising these powers, the board of directors must determine whether the capital increase is to be performed through the issuance of new shares or by increasing the par value of the shares outstanding.
Also, the aforementioned annual general meeting authorized the Bank’s board of directors to issue fixed-income securities for up to a maximum amount of €35,000 million (or the equivalent amount in another currency) by any lawful means. The shareholders at the annual general meeting on June 21, 2008 authorized the board to issue fixed-income securities, convertible into new shares or exchangeable for outstanding shares, for up to €7,000 million over a five-year period, and empowered the Bank’s board of directors to increase capital by the required amount to cater for the requests for conversion.
At December 31, 2008, the shares of the following companies were listed on official stock markets: Banco Santander Río, S.A.; Banco de Venezuela, S.A., Banco Universal; Banco Santander Colombia, S.A.; Santander BanCorp (Puerto Rico); Grupo Financiero Santander, S.A. de C.V.; Banco Santander Chile; Cartera Mobiliaria, S.A., S.I.C.A.V.; Inversiones Tesoreras, S.I.C.A.V., S.A.; Santander Chile Holding, S.A.; Inmuebles B de V 1985 C.A.; Banco Santander, S.A. (Brazil); Banco Español de Crédito, S.A.; Portada, S.A. and Capital Variable S.I.C.A.V., S.A.
At December 31, 2008, the number of Bank shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) was 29,852,499, which represented 0.37% of the Bank’s share capital. In addition, the number of Bank shares owned by third parties and received as security was 38.5 million (equal to 0.48% of the Bank’s share capital).
At December 31, 2008, the capital increases in progress at Group companies and the additional capital authorized by their shareholders at the respective annual general meetings were not material at Group level.
32.	Share premium
“Share premium” includes the amount paid up by the Bank’s shareholders in capital issues in excess of the par value.
The Consolidated Spanish Companies Act (Ley de Sociedades Anónimas) expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognized and does not establish any specific restrictions as to its use.
The increase in the balance of the share premium in 2008 relates to the capital increases detailed in Note 31-a. Also in 2008, an amount of €174 million was transferred from the share premium account to the legal reserve (see Note 33-b.i).
33.	Reserves
a)	Definitions
The balance of “Shareholders’ equity - Reserves - Accumulated reserves” includes the net amount of the accumulated profit or loss recognized in previous years through the consolidated income statement that, in the distribution of profit, was appropriated to equity, and the own equity instrument issuance expenses and the differences between the selling price of treasury shares and the cost of acquisition thereof.

The balance of “Shareholders’ equity - Reserves of entities accounted for using the equity method” includes the net amount of the accumulated profit or loss generated in previous years by entities accounted for using the equity method, recognized through the consolidated income statement.
b)	Breakdown
The breakdown of the balances of these reserve accounts is as follows:

	Thousands of Euros
	2008	2007	2006

Accumulated reserves:
Restricted reserves-
Legal reserve	799,406	625,430	625,430
Reserve for treasury shares	871,994	218,603	378,700
Revaluation reserve Royal Decree-Law 7/1996	42,666	42,666	42,666
Reserve for retired capital	10,610	10,610	10,610
Voluntary reserves (*)	2,479,352	3,668,316	3,711,534
Consolidation reserves attributed to the Bank	5,591,045	3,131,239	1,831,093
Reserves at subsidiaries	11,363,796	7,779,129	4,891,637

	21,158,869	15,475,993	11,491,670
Reserves of entities accounted for using the equity method:
Associates	(290,463)	895,437	797,810
Of which:
Sovereign	(352,986)	3,357	3,052
Cepsa	—	734,719	662,172
Attijariwafa Bank	—	126,626	111,701

	20,868,406	16,371,430	12,289,480

(*)
Include the reserves stipulated by Article 81 of the Consolidated Spanish Companies Act (Ley de Sociedades Anónimas). for an amount equal to the loans granted by Group companies to third parties for the acquisition of treasury shares.

i. Legal reserve
Under the Consolidated Companies Act (Ley de Sociedades Anónimas), Spanish entities must transfer 10% of net profit for each year to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount.
In 2008 the Bank transferred €174 million from the share premium account to the legal reserve so that, once again, after the capital increases described in Note 31 had been carried out, the balance of the legal reserve reached 20% of the share capital, and at December 31, 2008 the legal reserve was at the stipulated level.
ii. Reserve for treasury shares
Pursuant to the Consolidated Companies Act (Ley de Sociedades Anónimas), a restricted reserve has been recorded for an amount equal to the carrying amount of the Bank shares owned by subsidiaries. The balance of this reserve will become unrestricted when the circumstances which gave rise to its mandatory recording cease to exist. Additionally, this reserve covers the outstanding balance of loans granted by the Group secured by Bank shares.
iii. Revaluation reserve Royal Decree Law 7/1996, of June 7
The balance of “Revaluation Reserve Royal Decree-Law 7/1996” can be used, free of tax, to increase share capital. From 1 January 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognized.

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

	Millions of Euros
	2008	2007	2006

Banco Español de Crédito, S.A. (Banesto) (Consolidated Group)	3,703	3,319	2,312
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander (Consolidated Group)	1,630	1,819	1,336
Abbey Group	2,040	1,419	742
Banco Santander, S.A. (Banespa) (Consolidated Group)	1,596	1,036	976
Banco Santander Totta, S.A. (Consolidated Group)	1,273	939	784
Banco Santander Chile (Consolidated Group)	1,031	589	473
Banco de Venezuela, S.A., Banco Universal (Consolidated Group)	663	502	402
Grupo Santander Consumer Finance, S.A.	559	323	304
Cartera Mobiliaria, S.A., S.I.C.A.V.	324	298	281
Santander Investment, S.A.	207	181	167
Banco Santander International (United States)	203	178	156
Banco Banif, S.A.	188	133	94
Banco Santander (Suisse) SA	175	139	110
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	149	72	27
BSN - Banco Santander de Negocios Portugal, S.A.	116	78	63
Banco Santander Río, S.A.	(449)	(525)	(587)
Exchange differences, consolidation adjustments and other companies (*)	(2,044)	(2,721)	(2,748)

Total	11,364	7,779	4,892

Of which: restricted	1,466	925	740

(*)	Includes the charge relating to cumulative exchange differences in the transition to International Financial Reporting Standards.
34.	Other equity instruments and treasury shares
a)	Other equity instruments
“Other equity instruments” includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognized in other “Shareholders’ equity” items.
Valores Santander
In 2007, in order to partially finance the takeover bid launched on ABN AMRO (see Note 3-b), Santander Emisora 150, S.A.U. issued securities mandatorily convertible into newly-issued ordinary shares of the Bank (“Valores Santander”) amounting to €7,000 million. These securities can be voluntarily exchanged for Bank shares on October 4, 2009, 2010 and 2011, and must be mandatorily exchanged on October 4, 2012.
The reference price of the Bank’s share for conversion purposes was set at €14.63 per share, and the conversion ratio of the bonds -i.e. the number of Bank shares corresponding to each Valor Santander for conversion purposes- is 341.7635 shares for each Valor Santander. The nominal interest rate on these securities was 7.30% until October 4, 2008 and Euribor plus 2.75% thereafter until the securities are exchanged for shares.

b)	Treasury shares
The balance of “Shareholders’ equity - Treasury shares” includes the amount of own equity instruments held by all the Group entities.
Transactions involving own equity instruments, including their issuance and cancellation, are recognized directly in equity, and no profit or loss may be recognized on these transactions. The costs of any transaction involving own equity instruments are deducted directly from equity, net of any related tax effect.
The shareholders at the Bank’s annual general meeting on June 21, 2008 set the maximum number of Bank shares that the Bank and/or any Group subsidiary are authorized to acquire at a number equivalent to 5% of the fully paid share capital amount, at a minimum share price not lower than par value and a maximum share price of up to 3% higher than the latest quoted price with respect to which the Bank did not trade for its own account in the Spanish Stock Market Interconnection System (including the block market) on the acquisition date concerned.
The Bank’s shares owned by the consolidated companies accounted for 0.81% of issued share capital at December 31, 2008 (December 31, 2007: less than 0.01%; December 31, 2006: 0.15%).
The average purchase price of the Bank’s shares in 2008 was €10.28 per share and the average selling price was €10.64 per share.
The effect on equity arising from transactions involving Bank shares (gains of €12 million in 2008, gains of €5 million in 2007 and gains of €10 million in 2006) was recognized in equity.
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
“Contingent liabilities” includes all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contract. The breakdown is as follows:

	Millions of Euros
	2008	2007	2006

Financial guarantees	15,614	17,269	11,357
Financial bank guarantees	14,711	16,464	10,878
Credit derivatives sold	903	708	478
Irrevocable documentary credits	3,590	5,803	5,029
Other bank guarantees and indemnities provided	45,613	52,632	41,819
Other contingent liabilities	506	609	564

	65,323	76,216	58,769

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
i. Financial guarantees
This item includes, inter alia, financial guarantee contracts such as financial bank guarantees, credit derivatives sold, and risks arising from derivatives arranged for the account of third parties.

ii. Other bank guarantees and indemnities provided
This item includes guarantees other than those classified as financial, such as technical guarantees, guarantees covering the import and export of goods and services, irrevocable formal undertakings to provide bank guarantees, legally enforceable letters of guarantee and other guarantees of any kind.
iii. Other contingent liabilities
This item includes the amount of any contingent liability not included in other items.
b)	Contingent commitments
“Contingent commitments” includes those irrevocable commitments that could give rise to the recognition of financial assets.
The breakdown of “Contingent commitments” is as follows:

	Millions of Euros
	2008	2007	2006

Drawable by third parties	123,329	102,216	91,690
Financial asset forward purchase commitments	856	1,440	1,449
Regular way financial asset purchase contracts	1,626	4,181	3,202
Securities subscribed but not paid	42	107	83
Securities placement and underwriting commitments	50	33	3
Documents delivered to clearing houses	5,349	5,988	6,013
Other contingent commitments	473	711	809

	131,725	114,676	103,249

36.	Other disclosures
a)	Notional amounts and market values of trading and hedging derivatives
The breakdown of the notional and/or contractual amounts and the market values of the trading and hedging derivatives held by the Group is as follows:

	Millions of Euros
	2008		2007		2006
	Notional	Market	Notional	Market	Notional	Market
	Amount	Value	Amount	Value	Amount	Value

Trading derivatives:
Interest rate risk-
Forward rate agreements	328,743	(31)	330,315	(995)	116,858	(267)
Interest rate swaps	1,742,448	2,424	1,923,372	(455)	1,466,880	165
Options and futures	848,479	(1,252)	953,315	(463)	825,795	(780)
Foreign currency risk-
Foreign currency purchases and sales	110,049	(1,261)	117,868	(505)	81,612	(142)
Foreign currency options	71,114	9	62,723	(566)	62,852	(464)
Currency swaps	82,080	5,871	75,090	(1,020)	56,096	(366)
Securities and commodities derivatives	156,094	888	157,807	1,288	138,628	(2,496)

	3,339,007	6,648	3,620,490	(2,716)	2,748,721	(4,350)

Hedging derivatives:
Interest rate risk-
Forward rate agreements	653	1	—	—	1	—
Interest rate swaps	164,800	2,205	120,822	(1,159)	103,564	547
Options and futures	27,140	33	10,660	(112)	9,793	(66)
Foreign currency risk-
Foreign currency purchases and sales	8,329	(69)	28	6	1,745	3
Foreign currency options	4,209	246	16,630	292	15,266	6
Currency swaps	12,889	1,595	16,372	(99)	26,372	(989)
Securities and commodities derivatives	3,593	(270)	155	1	622	(7)

	221,613	3,741	164,667	(1,071)	157,363	(506)

Total	3,560,620	10,389	3,785,157	(3,787)	2,906,084	(4,856)

The notional and/or contractual amounts of the contracts entered into do not reflect the actual risk assumed by the Group, since the net position in these financial instruments is the result of offsetting and/or combining them. This net position is used by the Group basically to hedge the interest rate, underlying asset price or foreign currency risk; the results on these financial instruments are recognized under “Gains/losses on financial assets and liabilities (net)” in the consolidated income statements and increase or offset, as appropriate, the gains or losses on the investments hedged (see Note 11).
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
The detail of the cumulative credit risk exposure, by financial derivative, is as follows:

	Millions of Euros
	2008	2007	2006

Credit derivatives	3,186	1,008	709
Securities derivatives	4,322	3,227	2,148
Fixed-income derivatives	345	405	9
Currency derivatives	15,277	7,990	7,498
Interest rate derivatives	25,117	17,507	18,084
Commodities derivatives	138	23	4
Collateral received	(9,366)	(3,084)	(1,562)

Total	39,019	27,076	26,890

The fair value of hedging derivatives, by type of hedge, is as follows:

	Millions of Euros
	2008	2007	2006

Fair value hedges	3,340	(1,199)	(474)
Cash flow hedges	185	(137)	(35)
Hedges of net investments in foreign operations	216	265	3

	3,741	(1,071)	(506)

Following is the description of the main hedges (including the results of the hedging instrument and the hedged item attributable to the hedged risk):
i. Fair value and cash flow hedges
Micro-hedges
The Group hedges the interest rate risk of the issues guaranteed by the Parent Bank. At 2008 year-end, the Group held derivative contracts to hedge the interest rate risk of issues, with an equivalent euro nominal value of €52,369 million, of which €41,180 million were denominated in euros, €5,263 million in US dollars and €4,263 million in pounds sterling. The fair value of these transactions at that date represented a gain of €2,305.5 million, which was offset by the loss on the hedged items, giving rise to a net loss of €150.9 million. In addition, there was an unrealized gain of €4.2 million relating to a cash flow hedge on a floating rate issue.
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

Interest rate risk hedges of portfolios of financial instruments
The main hedges of portfolios of financial instruments in the Group are described below:
•	Hedges for the purpose of eliminating exposure to the interest rate risk of mortgage loan portfolios

•	Hedges for the purpose of covering the interest rate risk of issued liabilities -issues of subordinated debt and mortgage bonds (cédulas hipotecarias)

•	Hedges for the purpose of covering the interest rate risk of fixed-rate consumer loans
These hedges are mainly recognized in the financial statements of Abbey, Alliance & Leicester, Banesto and the Santander Consumer Finance Group.
In the case of fair value and cash flow hedges of interest rate risk on financial instrument portfolios, the gain or loss on the hedged items is recognized in assets or liabilities under “Changes in the fair value of hedged items in portfolio hedges of interest rate risk”. At December 31, 2008, there were gains of €2,402 million and losses of €440 million, associated with assets and liabilities thus hedged, respectively (December 31, 2007: gains of €297 million and €517 million, respectively). The change in 2008 compared with 2007 was caused by falling interest rates in the euro zone and the United Kingdom, where the Group’s main hedges are concentrated.
In 2008 a revenue of €4,685 million and an expense of €4,776 million, attributable to the hedged risk, were recognized in profit or loss (see Note 44) on the hedging instruments and on the hedged items, respectively (2007: an expense of €1,274.9 million and a revenue of €1,196.4 million, respectively).
ii. Foreign currency hedges (net investments in foreign operations)
As part of its financial strategy, the Group hedges the foreign currency risk arising from its investments in non-euro-zone countries. To this end, it arranges foreign currency derivatives in order to take a long position in euros vis-à-vis the local currency of the investment. At 2008 year-end, the Group held foreign currency options in this connection with an equivalent euro nominal value of €3,438 million, of which €1,151 million were denominated in Brazilian reais, €1,520 million in Mexican pesos and €767 million in Chilean pesos. In addition to these options, the underlying carrying amount in pounds sterling was hedged through short positions for a notional amount of GBP 4,832 million. In 2008 gains amounting to €499.8 million arising from the settlement of options were exercised in the year were taken to reserves. At December 31, 2008, the market-value of the options not yet exercised represented an unrealized gain of €379 million, which was supplemented by the gain of €306 million on the sterling hedge.
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
At 2006 year-end, the Group held foreign currency options in this connection with an equivalent euro nominal value of €8,900 million, of which €4,939 million were denominated in pounds sterling, €2,570 million in Mexican pesos and €1,390 million in Chilean pesos. In 2006 losses amounting to €45.9 million arising from the settlement of options that matured in the year were allocated to reserves. At 2006 year-end, the unrealized gains on the options not yet exercised amounted to €15.2 million.

b)	Off-balance-sheet funds under management
The detail of off-balance-sheet funds managed by the Group is as follows:

	Millions of Euros
	2008	2007	2006

Investment funds	90,305	119,211	119,838
Pension funds	11,128	11,952	29,450
Assets under management	17,289	19,814	17,836

	118,722	150,977	167,124

c)	Third-party securities held in custody
At December 31, 2008, the Group held in custody debt securities and equity instruments totaling €965,961 million entrusted to it by third parties.
37.	Discontinued operations
No significant operations were discontinued in 2008. Information relating to 2007 and 2006 is set forth below.
a)	Description of divestments (see Note 3-c)
i. Abbey’s insurance business
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
iii. Pension fund managers (AFPs)
The agreement to sell the obligatory pension fund managers in Latin America (AFPs) to ING Groep NV for €906 million was executed in December 2007. The agreement covered the AFPs in Chile (AFP Bansander, S.A.), Colombia (AFP Cesantías Santander), Mexico (Afore Santander S.A. de C.V.) and Uruguay (Afinidad AFAP, S.A.). These disposals gave rise to gross gains totaling €747 million.
Also, an agreement was entered into for the sale of the Argentine companies Orígenes AFJP, S.A. and Orígenes Seguro de Retiro, S.A. to ING Groep NV. The agreement was executed in December 2007 for €112 million, giving rise to a pre-tax gain of €84 million.

b)	Profit and net cash flows from discontinued operations
The detail of the profit from discontinued operations is set forth below.
The comparative figures for 2007 and 2006 were restated in order to include the operations classified as discontinued in 2008.

	Millions of Euros
	2007	2006

Interest income/charges	5	(75)
Income from equity instruments	—	—
Income from companies accounted for by the equity method	—	—
Net fee and commission income	178	221
Gains/Losses on financial assets and liabilities	18	49
Other operating income (net)	72	654

Total income	273	849
Sales and income from the provision of non-financial services	—	—
Personnel expenses	(73)	(172)
Other general expenses	(45)	(132)
Depreciation and amortization	(5)	(8)
Provisions (net)	(8)	(3)
Impairment losses on financial assets (net)	—	(1)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	—	—

Operating profit/(loss) before tax	142	533

Income tax	(30)	(152)
Gains on divestments (Note 1-i)	831	1,307
Income tax on gains on divestments	(147)	(183)

Profit from discontinued operations	796	1,505

Additionally, following is a detail of the net cash flows attributable to the operating, investing and financing activities of discontinued operations.

	Millions of Euros
	2007	2006

Cash and cash equivalents at beginning of year	—	79
Cash flows from operating activities	29	180
Cash flows from investing activities	—	(64)
Cash flows from financing activities	(29)	(127)

Cash and cash equivalents at end of year	—	67

c)	Consideration received
The breakdown of the assets and liabilities associated with discontinued operations is as follows:

	Millions of Euros
	2007	2006

ASSETS:
Cash and balances with central banks	—	68
Financial assets held for trading	426	1,495
Of which: Abbey Insurance	—	1,482
Orígenes Seguros de Retiro	348	—

Other financial assets at fair value through profit or loss	110	35,837
Of which: Abbey Insurance	—	35,812
Available-for-sale financial assets	43	6
Loans and receivables	422	1,461
Of which: Abbey Insurance	—	1,105
Orígenes Seguros de Retiro	410	—
Non-current assets held for sale	—	8
Investments	—	10
Reinsurance assets	—	2,361
Of which: Abbey Insurance	—	2,361
Tangible assets	18	726
Intangible assets	—	31
Tax assets	—	89
Prepayments and accrued income	—	1,135
Of which: Abbey	—	1,134
Other assets	62	2,910
Of which: Urbis	—	2,904

LIABILITIES:
Other financial liabilities at fair value through profit or loss	—	(845)
Financial liabilities at amortized cost	(68)	(4,355)
Of which: Urbis	—	(2,707)

Liabilities under insurance contracts	(640)	(34,355)
Of which: Abbey Insurance	—	(34,355)
Orígenes Seguro de Retiro	(640)	—
Provisions	(55)	(57)
Tax liabilities	—	(147)
Accrued expenses and deferred income	—	(16)
Other liabilities	(117)	(6)

Net asset value	201	6,356

Goodwill	5	46
Minority interests	(19)	(464)

Net amount	187	5,938

Profit from divestments	831	1,307

Consideration received	1,018	7,245

Of which: in cash	1,018	7,245
d)	Earnings per share relating to discontinued operations
The earnings per share relating to discontinued operations were as follows:

	2007	2006

Basic earnings per share (euros)	0.1117	0.2030
Diluted earnings per share (euros)	0.1105	0.2019
38.	Interest and similar income
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

The breakdown of the main interest and similar income items earned in 2008, 2007 and 2006 is as follows:

	Thousands of Euros
	2008	2007	2006

Balances with the Bank of Spain and other central banks	830,150	633,417	616,125
Loans and advances to credit institutions	3,864,437	2,881,240	2,363,762
Debt instruments	4,558,953	4,049,941	4,567,889
Loans and advances to customers	42,362,644	35,202,921	26,498,414
Insurance contracts linked to pensions (Note 25)	95,319	102,604	103,821
Other interest	4,496,153	3,442,582	3,089,591

Total	56,207,656	46,312,705	37,239,602

39.	Interest expense and similar charges
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
The breakdown of the main items of interest expense and similar charges accrued in 2008, 2007 and 2006 is as follows:

	Thousands of Euros
	2008	2007	2006

Deposits from the Bank of Spain and other central banks	422,265	279,624	300,374
Deposits from credit institutions	3,271,999	3,581,327	3,297,332
Customer deposits	15,513,183	12,344,676	11,083,439
Marketable debt securities and subordinated liabilities	13,232,819	11,452,273	7,607,891
Marketable debt securities	10,817,648	9,351,606	5,828,925
Subordinated liabilities (Note 23)	2,415,171	2,100,667	1,778,966
Pension funds (Note 25)	455,626	487,911	735,004
Other interest	5,139,971	3,213,606	2,094,625

Total	38,035,863	31,359,417	25,118,665

40.	Income from equity instruments
“Income from equity instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.
The breakdown of the balance of this item is as follows:

	Thousands of Euros
	2008	2007	2006

Equity instruments classified as:
Financial assets held for trading	222,795	210,562	266,840
Available-for-sale financial assets	330,014	212,056	145,874
Of which:
San Paolo IMI S.p.A.	—	80,500	90,037
Royal Bank of Scotland	74,575	—	—

	552,809	422,618	412,714

41.	Income from companies accounted for by the equity method - Associates
“Income from companies accounted for by the equity method - Associates” comprises the amount of profit or loss attributable to the Group generated during the year by associates.
The breakdown of the balance of this item is as follows:

	Thousands of Euros
	2008	2007	2006

Cepsa	130,932	206,706	370,169
Attijariwafa	27,560	25,700	24,230
Sovereign	(110,251)	43,355	9,199
RFS Holdings B.V. (*)	711,146	141,348	—
Other companies	37,913	24,348	23,323

	797,300	441,457	426,921

(*)
Of the 2008 result of entities accounted for using the equity method relating to RFS Holdings B.V., €675 million correspond to Banco Real, an entity which was accounted for using the equity method in the first three quarters of 2008 and was fully consolidated in the last quarter of the year (see Note 3-a).

42.	Fee and commission income
“Fee and commission income” comprises the amount of all fees and commissions accruing in favor of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.
The breakdown of the balance of this item is as follows:

	Thousands of Euros
	2008	2007	2006

Collection and payment services:
Bills	317,098	240,976	247,129
Demand accounts	580,095	571,394	554,882
Cards	1,665,356	1,524,161	1,291,327
Cheques and other	353,248	411,256	455,194
Orders	273,945	252,052	213,982

	3,189,742	2,999,839	2,762,514

Marketing of non-banking financial products:
Investment funds	1,458,148	1,812,975	1,685,459
Pension funds	160,331	171,935	155,059
Insurance	1,889,241	1,476,202	1,207,905

	3,507,720	3,461,112	3,048,423

Securities services:
Securities underwriting and placement	102,780	262,645	113,712
Securities trading	353,603	434,182	350,801
Administration and custody	248,167	266,598	263,529
Asset management	85,934	94,594	76,613

	790,484	1,058,019	804,655

Other:
Foreign exchange	105,751	65,502	70,680
Financial guarantees	400,456	360,893	306,853
Commitment fees	265,807	166,374	106,412
Other fees and commissions	1,682,137	1,368,247	1,189,043

	2,454,151	1,961,016	1,672,988

	9,942,097	9,479,986	8,288,580

43.	Fee and commission expense
“Fee and commission expense” shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.
The breakdown of the balance of this item is as follows:

	Thousands of Euros
	2008	2007	2006

Fees and commissions assigned to third parties	952,676	924,801	798,034
Of which: Cards	724,979	671,077	627,610
Brokerage fees on lending and deposit transactions	26,925	21,882	55,105
Other fees and commissions	511,890	493,128	411,246

	1,491,491	1,439,811	1,264,385

44.	Gains/losses on financial assets and liabilities
“Gains/losses on financial assets and liabilities” includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.
a)	Breakdown
The breakdown of the balance of this item, by type of instrument, is as follows:

	Thousands of Euros
	2008	2007	2006

Other financial instruments at fair value through profit or loss (*)	607,309	125,774	(109,928)

Financial instruments not measured at fair value through profit or loss	1,804,450	909,919	416,782
Of which: Available-for-sale financial assets	848,930	1,051,914	338,263
Debt instruments	465,838	347,193	(35,887)
Equity instruments	383,092	704,721	374,150
Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros	—	110,587	106,197
BPI	—	107,000	—
Telefónica, S.A.	—	138,410	—
Of which: Other	955,520	(141,995)	78,519
Disposal of ABN liabilities (Note 1-i)	741,100	—	—
Hedging derivatives and other	(4,539)	(100,346)	(51,763)
Losses on assets to be delivered to Madoff/Lehman victims (Note 1-h)	(643,000)	—	—
Other financial assets and liabilities held for trading (*)	1,199,452	1,396,349	1,807,380

	2,963,672	2,331,696	2,062,471

(*)
Includes the net gain or loss arising from transactions involving debt securities, equity instruments and derivatives included in this portfolio, since the Group manages its risk in these instruments on a global basis.

b)	Financial assets and liabilities at fair value through profit or loss
The detail of the amount of the asset balances is as follows:

	Millions of Euros
	2008	2007	2006

Loans and advances to credit institutions	14,061	19,160	14,813
Loans and advances to customers	9,657	31,726	38,556
Debt instruments	49,050	73,403	81,237
Other equity instruments	9,051	12,614	16,203
Derivatives	95,815	46,733	34,988

	177,634	183,636	185,797

The foregoing table shows the maximum credit risk exposure of these assets. The Group mitigates and reduces this exposure as explained below.
With respect to derivatives, the Group has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment. For derivatives arranged with customers, the Group applies a risk premium accrual policy. At December 31, 2008, the actual credit risk exposure of the derivatives was €39,015 million (see Note 36).
“Loans and advances to credit institutions” and “Loans and advances to customers” included repos amounting to €9,028 million at December 31, 2008. Also, mortgage-backed assets totaled €7,020 million.
Debt instruments include €17,049 million of Spanish and foreign government securities.
At December 31, 2008, the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material, taking into account the Group’s management of these risks by purchasing protection through credit derivatives.
The detail of the amount of the liability balances is as follows:

	Millions of Euros
	2008	2007	2006

Derivatives	(89,167)	(49,448)	(39,337)
Other liabilities	(76,093)	(113,668)	(97,670)

	(165,260)	(163,116)	(137,007)

The difference between the amount recognized as liabilities at fair value and the amount which the Group would contractually be required to pay to the holders of the related obligations at maturity, in other than derivative transactions, was €605 million at December 31, 2008.
45.	Exchange differences
“Exchange differences” shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

46.	Other operating income and other operating expenses
These items in the consolidated income statement include:

	Thousands of Euros
	2008	2007	2006

Insurance activity income	251,589	229,933	191,130
Income from insurance and reinsurance contracts issued	8,385,788	5,529,987	4,766,041
Of which:
Insurance and reinsurance premium income	8,150,685	5,377,949	4,664,812
Reinsurance income	235,103	152,038	101,229

Expenses of insurance and reinsurance contracts	(8,134,199)	(5,300,054)	(4,574,911)
Of which:
Claims paid and other insurance-related expenses	(3,480,255)	(2,862,786)	(2,049,620)
Net provisions for insurance contract liabilities	(4,381,487)	(2,239,778)	(2,388,162)
Reinsurance premiums paid	(272,457)	(197,490)	(137,129)

Non-financial services	117,718	152,072	118,913
Sales and income from the provision of non-financial services	586,872	771,027	734,602
Cost of sales	(469,154)	(618,955)	(615,689)

Other operating income and expenses	(161,263)	(144,588)	(72,983)
Other operating income — Other	467,801	440,232	576,202
Of which, fees and commissions offsetting direct costs	155,785	195,272	176,536
Other operating expense — Other	(629,064)	(584,820)	(649,185)
Of which, Deposit Guarantee Fund	(205,594)	(168,617)	(179,209)

	208,044	237,417	237,060

Most of the Bank’s insurance activity is carried on in life insurance.
47.	Personnel expenses
a)	Breakdown

The breakdown of “Staff costs” is as follows:

	Thousands of Euros
	2008	2007	2006

Wages and salaries	5,014,440	4,819,751	4,364,858
Social security costs	822,854	729,496	673,338
Additions to provisions for defined benefit pension plans (Note 25)	184,865	209,193	222,257
Contributions to defined contribution pension funds (Note 25)	77,703	47,485	36,653
Share-based payment costs	107,644	48,546	19,167
Of which:
Payments granted to the Bank’s directors	3,560	1,424	641
Other staff costs	756,349	696,730	651,600

	6,963,855	6,551,201	5,967,873

b)	Headcount

The average number of employees in the Group, by professional category, was as follows:

	Average Number of Employees (**)
	2008	2007	2006

The Bank:
Senior executives (*)	90	93	81
Other line personnel	16,364	16,153	15,729
Clerical staff	3,816	4,147	4,231
General services personnel	36	42	45

	20,306	20,435	20,086

Banesto	10,330	10,524	10,188
Rest of Spain	5,940	5,582	4,996
Abbey	15,593	15,771	17,461
Other companies	87,519	76,820	70,477

	139,688	129,132	123,208

(*)	Categories of Deputy Assistant General Manager and above, including senior management.

(**)	Excluding personnel assigned to discontinued operations.
The functional breakdown, by gender, at December 31, 2008 is as follows:

	Functional Breakdown by Gender
	Managers		Other Line Personnel		Clerical Staff
	Men	Women	Men	Women	Men	Women

Continental Europe	2,175	457	19,496	13,956	7,216	5,536
United Kingdom	350	117	3,464	3,777	3,113	6,942
Latin America	1,577	817	20,519	19,000	22,778	32,916

Total	4,102	1,391	43,479	36,733	33,107	45,394

The same functional breakdown, in percentage terms, at December 31, 2008 is as follows:

	Functional Breakdown by Gender
	Managers		Other Line Personnel		Clerical Staff
	Men	Women	Men	Women	Men	Women

Continental Europe	83%	17%	58%	42%	56%	43%
United Kingdom	75%	25%	48%	52%	31%	69%
Latin America	66%	34%	52%	48%	41%	59%

Total	75%	25%	54%	46%	42%	58%

The labor relations between employees and the various Group companies are governed by the related collective labor agreements or similar regulations.

c)	Share-based payments
i. The Bank
In recent years the Group has set up remuneration systems tied to the performance of the stock market price of the shares of the Bank, based on the achievement of certain targets indicated below:

						Date of	Date of
		Euros				Commencement	Expiry of
	Number of	Exercise	Year	Employee	Number of	of Exercise	Exercise
	Shares	Price	Granted	Group	Persons	Period	Period

Plans outstanding at 1 January 2006	99,900,000	9.09		Managers	2,601	15/01/08	15/01/09

Options exercised	—	—
Options cancelled, net (Plan I06)	(3,648,610)	9.09		Managers	(44)	15/01/08	15/01/09

Plans outstanding at December 31, 2006	96,251,390

Options granted (Plan I09)	10,448,480	—	2007	Managers	5,476	23/06/07	31/07/09
Options granted (Plan I10)	15,690,283	—	2007	Managers	5,506	23/06/07	31/07/10
Options cancelled, net (Plan I06)	(1,195,371)	9.09		Managers	(45)	15/01/08	15/01/09

Plans outstanding at December 31, 2007	121,194,782

Options exercised (Plan I06)	(65,983,402)	9.09	—	Managers	(1,555)
Options granted (Plan I10)	46,560	—	2008	Managers	1
Options granted (Plan I11)	17,122,650	—	2008	Managers	5,771

Plans outstanding at December 31, 2008	72,380,590

Of which:
Plan I06	29,072,617	9.09	2006	Managers	957	15/01/08	15/01/09
Plan I09	10,448,480	—	2007	Managers	5,476	23/06/07	31/07/09
Plan I10	15,736,843	—	2007	Managers	5,507	23/06/07	31/07/10
Plan I11	17,122,650	—	2008	Managers	5,771	21/06/08	31/07/11
Plan I06
In 2004 a long-term incentive plan (I06) was designed which, consisting of options on shares of the Bank, is tied to the achievement of two targets: appreciation of the Bank’s share price and growth in earnings per share, in both cases above a sample of comparable banks. These targets were achieved. The exercise period is from 15 January 2008 to 15 January 2009. This plan was approved by the shareholders at the annual general meeting on June 18, 2005.
The fair value of the equity instruments granted (€57.5 million) was charged to income (see Note 47-a), with a credit to equity, in the specific period in which the beneficiaries provided their services to the Group.
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

The plans shaping the aforementioned incentive policy are as follows: (i) Performance Share Plan; (ii) Obligatory Investment Share Plan; (iii) Selective Delivery Share Plan; and (iv) Minimum Investment Program. The characteristics of the plans are set forth below:
(i) Performance share plan
This multiannual incentive plan is payable in shares of the Bank. The beneficiaries of the plan are the executive directors and other members of senior management, together with any other Group executives determined by the board of directors or, when delegated by it, the executive committee.
This plan will involve successive three-year cycles of share deliveries to the beneficiaries, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end. The aim is to establish an adequate sequence between the end of the incentive program linked to the previous Plan I06 and the successive cycles of this plan. Thus, the first two cycles commenced in July 2007, the first cycle having a duration of two years (PI09) and the second cycle having a standard three-year term (PI10). In June 2008 the third cycle of the performance share plan (PI11), to run for three years, was approved.
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
At the end of each cycle, the TSR and the EPS growth will be calculated for Santander and each of the benchmark entities and the results will be ranked from first to last. Each of the two criteria (TSR and EPS growth) will be weighted at 50% in the calculation of the percentage of shares to be delivered, based on the following scale and in accordance with Santander’s relative position among the group of benchmark financial institutions:

Santander’s	Percentage of	Santander’s Place	Percentage of
Place in the TSR	Maximum Shares	in the EPS	Maximum Shares
Ranking	to Be Delivered	Growth Ranking	to Be Delivered

1st to 6th	50%	1st to 6th	50%
7th	43%	7th	43%
8th	36%	8th	36%
9th	29%	9th	29%
10th	22%	10th	22%
11th	15%	11th	15%
12th and below	0%	12th and below	0%
Any benchmark group entity that is acquired by another company, whose shares cease trading or that ceases to exist will be excluded from the benchmark group. In an event of this or any similar nature, the comparison with the benchmark group will be performed in such a way that, for each of the measures considered (TSR and EPS growth) the maximum percentage of shares will be delivered if Santander ranks within the first quartile (including the 25th percentile) of the benchmark group; no shares will be delivered if Santander ranks below the median (50th percentile); 30% of the maximum amount of shares will be delivered if Santander is placed at the median (50th percentile). The linear interpolation method will be used for calculating the corresponding percentage for positions between the median and the first quartile (25th percentile) (neither included).
The fair value of the equity instruments granted under this plan is €242 million, and this amount is being charged to “Staff costs”, with a credit to equity, over the specific period in which the beneficiaries provide their services to the Group.

(ii) Obligatory investment share plan
This multiannual incentive plan is payable in shares of the Bank and is conditional upon compliance with certain investment and continued service requirements.
The current beneficiaries of the plan are the Group’s top 32 executives, who include the executive directors, non-director members of senior management and other executives (see Note 5).
This plan is structured in three-year cycles which start each year. The beneficiaries of the plan must use 10% of their gross annual variable remuneration (or bonus) to acquire shares of the Bank in the market (the “Obligatory Investment”). As resolved by the shareholders at the relevant general meeting, the Obligatory Investments were made before February 29, 2008 and February 28, 2009, respectively.
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
(iii) Selective delivery share plan
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
(iv) Minimum investment program
This program consists of the obligation of the Group’s top 32 executives (including executive directors) to hold Bank shares equal to one year’s fixed remuneration. This amount must be reached within a maximum period of five years.

ii. Abbey
The option plans on shares of the Bank originally granted by management of Abbey to its employees (on Abbey shares) are as follows:

		Pounds					Date of
		Sterling (*)					Commencement	Date of Expiry
	Number of	Exercise	Year	Employee	Number of		of Exercise	of Exercise
	Shares	Price	Granted	Group	Persons		Period	Period
Plans outstanding at 1 January 2006	14,122,681	3.41

Options granted (MTIP)	2,825,123	7.50	2005 and 2006	Managers	174		First half of 2008	First half of 2008

Options exercised	(5,214,171)	3.41
Of which:
Executive Options	(87,659)	4.07
Employee Options	(33,000)	5.90
Sharesave	(5,093,512)	3.38

Options cancelled (net) or not exercised	(1,379,401)

Plans outstanding at December 31, 2006	10,354,232	4.32

Of which:
Executive Options	178,026	4.11	2003/2004	Managers	13		26/03/06	24/03/13
Sharesave	7,638,791	3.32	1998/2004	Employees	4,512	(**)	01/04/06	01/09/11
MTIP	2,537,415	9.39	2005 and 2006	Managers	170		First half of 2008	First half of 2008
Options granted (MTIP)	—	—
Options exercised	(1,535,325)	3.81
Of which:
Executive Options	(33,904)	3.96
Sharesave	(1,501,421)	3.81
Options cancelled (net) or not exercised	(770,595)	—

Plans outstanding at December 31, 2007	8,048,312	5.34

Of which:
Executive Options	144,122	4.15	2003/2004	Managers	4		26/03/06	24/03/13
Sharesave	5,684,340	3.18	1998/2004	Employees	2,239	(**)	01/04/06	01/09/11
MTIP	2,219,850	10.88	2005 and 2006	Managers	157		First half of 2008	First half of 2008
Options granted (Sharesave)	5,196,807	7.69	2008	Employees	6,556	(**)	1/11/11	1/11/11

							1/11/12	1/11/12

Options exercised	(6,829,255)	4.91
Of which:
Executive Options	(132,107)	4.11
Sharesave	(4,506,307)	3.07
MTIP	(2,190,841)	8.73
Options cancelled (net) or not exercised	(262,868)	4.87
Of which:
Sharesave	(233,859)	4.13
MTIP	(29,009)	10.88

Plans outstanding at December 31, 2008	6,152,996	7.00

Of which:
Executive Options	12,015	4.54	2003/2004	Managers	2		26/03/06	24/03/13
Sharesave	6,140,981	7.00	1998/2004/2008	Employees	7,092	(**)	01/04/06	01/05/14

(*)	At December 31, 2008, the euro/pound sterling exchange rate was €1.04987 / GBP 1 (December 31, 2007: €1.36360 / GBP 1).

(**)
Number of accounts/contracts. A single employee may have more than one account/contract. On September 30, 2008, 4,493 contracts were delivered with an execution date three years thereafter and 2,063 contracts with an execution date five years thereafter. The date of commencement of all these contracts is November 1, 2008.

In 2005 the Group designed a Medium-Term Incentive Plan (MTIP) involving the delivery of Bank shares to Abbey executives. Under the plan, effective allocation of the shares in 2008 is tied to the achievement of business targets by Abbey (in terms of net profit and income). This Plan was approved by the shareholders at the annual general meeting on June 17, 2006. Subsequently, it was considered necessary to amend the conditions of the Plan in order to reflect the impact of the sale of Abbey’s life insurance business to Resolution on the income targets of Abbey for 2007. The board of directors, after obtaining a favorable report from the appointments and remuneration committee, submitted this amendment for ratification by the shareholders at the annual general meeting held on June 23 2007. The amendment was approved thereat. In the first half of 2008, all options under this plan were exercised, and the plan was cancelled on June 30, 2008.
In 2008 the Group launched a voluntary savings scheme for Abbey employees (“Sharesave Scheme”) whereby employees who join the scheme will have between GBP 5 and GBP 250 deducted from their net monthly pay over a period of three or five years. When this period has ended, the employees may use the amount saved to exercise options on shares of the Bank at an exercise price calculated by reducing by up to 20% the average purchase and sale prices of the Bank shares in the first three trading days of September 2008. This scheme was approved by the shareholders at the annual general meeting held on June 21, 2008 and is authorized by the UK tax authorities (HMRC).

iii. Fair value
The fair value of each option granted by the Group is calculated at the grant date. In order to value Plan I06 two valuation reports were performed by two multinational investment banks upon wich our valuation was in part based. These experts used the Black-Scholes equity option pricing model considering the following parameters: the expected life of the options, interest rates, volatility, exercise price, market price and dividends of the Bank shares and the shares of comparable banks. The fair value of the options granted was calculated as the average value resulting from the two valuations.
With the exception of the share option plans which include terms relating to market conditions, the transfer terms included in the vesting conditions are not taken into account to estimate fair value. The transfer terms that are not based on market conditions are taken into account by adjusting the number of shares or share options included in the measurement of the service cost of the employee so that, ultimately the amount recognized in the consolidated income statement is based on the number of shares or share options transferred. When the transfer terms are related to market conditions, the charge for the services received is recognized regardless of whether the market conditions for the transfer are met, although the non-market transfer terms must be satisfied. The share price volatility is based on the implicit volatility scale for the Bank’s shares at the exercise prices and the duration corresponding to most of the sensitivities.
The fair value of the Performance Share Plans was calculated as follows:
•	It was assumed that the beneficiaries will not leave the Group’s employ during the term of each plan.
•
The fair value of the 50% linked to the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report of an independent expert whose assessment was carried out using a Monte Carlo valuation model, performing 10,000 simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI09	PI10	PI11

Expected volatility (*)	16.25%	15.67%	19.31%
Annual dividend yield based on last few years	3.23%	3.24%	3.47%
Risk-free interest rate (Treasury Bond yield -zero coupon) over the period of the plan	4.473%	4.497%	4.835%

(*)	calculated on the basis of historical volatility over the corresponding period (two or three years)
The application of the simulation model results in percentage values of 42.7% for PI09, 42.3% for PI10 and 44.9% for PI11, which are applied to 50% of the value of the options granted, in order to determine the cost per books of the TSR-based portion of the incentive. Since this valuation refers to a market condition, it cannot be adjusted after the grant date.
•
In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that, in a high percentage of cases, the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

The fair value of each option granted by Abbey was estimated at the grant date using a European/American Partial Differential Equation model with the following assumptions:

	2008	2007

Risk-free interest rate	2.9%-6.5%	5.0%-5.8%
Dividend increase, based solely on the average increase since 1989	10%	10%

Volatility of underlying shares based on historical volatility over 5 years	20.2%-29.6%	19.80%-26.90%
Expected life of options granted under:
Employee Sharesave Plan	3, 5 and 7 years	3, 5 and 7 years
Executive Share Option Plan	10 years	10 years
Medium-Term Incentive Plan	—	3 years
48.	Other general expenses
a)	Breakdown

The breakdown of the balance of this item is as follows:

	Thousands of Euros
	2008	2007	2006

Property, fixtures and supplies	1,235,634	989,663	972,933
Other administrative expenses	1,070,834	912,621	835,554
Technology and systems	530,021	488,741	417,977
Advertising	545,854	563,986	474,290
Communications	469,197	417,587	346,854
Technical reports	303,463	298,175	258,349
Per diems and travel expenses	264,632	279,298	242,444
Taxes other than income tax	302,381	279,093	227,835
Surveillance and cash courier services	256,704	201,532	189,474
Insurance premiums	36,773	36,432	35,588

	5,015,493	4,467,128	4,001,298

b)	Other information

The balance of “Technical reports” includes the fees paid by the various Group companies (detailed in the accompanying Exhibits) to their respective auditors, the detail being as follows:

	Millions of Euros
	2008	2007	2006

Audit of the annual financial statements of the companies audited by Deloitte (constant scope of consolidation)	15.9	15.9	15.6
Of which:
Abbey	3.3	4.1	4.1
Audit of the Bank’s individual and consolidated financial statements	1.0	1.0	1.0

Audit of the annual financial statements of the companies audited by Deloitte (additions to scope of consolidation)	2.3	—	—
Of which: Banco Real	1.5	—	—

In recent years, in addition to the audits of financial statements, the internal control audit (Sarbanes-Oxley) and the regulatory capital audit (BIS) were performed (for €5.9 million in 2008, €6.2 million in 2007 and €6.6 million in 2006) and other reports were prepared in accordance with the requirements of the legal and tax regulations issued by the national supervisory authorities of the countries in which the Group operates, including most notably the six-monthly auditors’ reports and those which comply with the US SEC requirements (other than the Sarbanes-Oxley Act), totaling €4.5 million, €3.7 million and €3.9 million in 2008, 2007 and 2006, respectively.
The detail of the other services provided to the various Group companies is as follows:
1.
Due diligence review and other corporate transaction services: €3.8 million (2007: €3.7 million; 2006: €3.3 million). Additionally, the Group’s auditors provided other non-attest services to various Group companies for €5.3 million in 2008, €5.3 million in 2007 and €5.5 million in 2006.

The services commissioned from the Group’s auditors meet the independence requirements stipulated by Law 44/2002, of November 22, on Financial System Reform Measures and by the Sarbanes-Oxley Act of 2002, and they did not involve the performance of any work that is incompatible with the audit function.
2.	Services provided by audit firms other than Deloitte: €13.9 million (2007: €12.5 million; 2006: €14.6 million).
49.	Gains/ (losses) on disposal of assets not classified as non-current assets held for sale

The breakdown of the balance of this item is as follows:

	Millions of Euros
	2008	2007	2006

Gains	185	1,872	412
On disposal of tangible assets	132	1,854	138
Of which:
Disposal of properties (Note 16)	—	1,620	—
On disposal of investments	53	17	274
Of which:
Disposal of investment in B. Santander Chile (Note 3)	—	—	270
Disposal of Porterbrook (Note 3)	50	—	—
Losses	(67)	(56)	(60)
On disposal of tangible assets	(64)	(55)	(58)
On disposal of investments	(3)	(1)	(2)

	118	1,816	352

50.	Gains/ (losses) on non-current assets held for sale not classified as discontinued operations

The breakdown of the net balance of this item is as follows:

	Millions of Euros
Net Balance	2008	2007	2006

Gains	3,919	671	1,009
On disposal of tangible assets	873	5	9
Of which, on disposal of the Ciudad Financiera business campus (Note 16)	837	—	—

Other gains	3,046	666	1,000
Of which:
Antonveneta (Note 1-i)	3,046	—	—
Intesa San Paolo (Note 1-i)	—	566	705
Antena 3 (Note 1-i)	—	—	294

Losses	(2,188)	(28)	(50)
On impairment of tangible assets	(70)	(27)	(49)
On disposal of tangible assets	(4)	(1)	(1)
Other losses	(2,114)	—	—
Of which:
Write-down of ownership interests in Royal Bank of Scotland and Fortis (Note 1-i)	(2,042)	—	—

Net gains	1,731	643	959

51.	Other disclosures
a)	Residual maturity periods and Average interest rates

The breakdown, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

	December 31, 2008
	Millions of Euros
									Average
	On	Within 1	1 to	3 to	1 to	3 to	After 5		Interest
	Demand	Month	3 Months	12 Months	3 Years	5 Years	Years	Total	Rate

Assets:
Cash and balances with central banks	20,920	22,121	846	621	—	—	1,272	45,781	4.51%
Available-for-sale financial assets — Debt instruments	21	4,630	385	5,123	9,534	6,522	16,333	42,548	5.13%
Loans and receivables:
Loans and advances to credit institutions	16,111	15,394	6,448	20,947	367	2,598	2,865	64,731	4.98%
Loans and advances to customer	35,010	29,706	51,500	64,061	103,164	72,172	261,619	617,231	7.56%
Debt instruments	38	—	600	6,071	30	173	10,741	17,652	3.15%

	72,100	71,851	59,779	96,824	113,096	81,464	292,829	787,944	6.94%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	1,681	366	2,427	4,720	—	14	4	9,212	4.38%
Deposits from credit institutions	10,411	16,243	24,200	10,550	4,006	3,740	1,432	70,584	3.20%
Customer deposits	182,475	64,213	70,655	49,707	20,349	9,602	9,014	406,015	5.08%
Marketable debt securities (*)	7,250	22,168	26,241	25,125	42,132	23,509	81,218	227,642	4.21%
Subordinated liabilities	190	571	41	1,103	3,506	1,283	32,179	38,873	5.69%
Other financial liabilities	9,453	2,646	1,760	1,209	461	1,873	278	17,681

	211,461	106,208	125,324	92,415	70,453	40,022	124,124	770,008	4.66%

Difference (assets less liabilities)	(139,361)	(34,356)	(65,545)	4,409	42,642	41,442	168,705	17,936

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

	December 31, 2007
	Millions of Euros
									Average
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	After 5		Interest
	Demand	Month	Months	Months	Years	Years	Years	Total	Rate

Assets:
Cash and balances with central banks	14,102	10,278	5	10	1,265	4,295	1,108	31,063	5.93%
Available-for-sale financial assets- Debt instruments	31	953	1,070	2,060	5,837	6,450	17,786	34,187	5.11%
Loans and receivables:
Loans and advances to credit institutions	8,227	13,147	6,333	4,113	884	759	5,021	38,483	4.53%
Loans and advances to customers	9,848	29,446	34,228	65,696	58,124	62,048	279,982	539,732	6.75%
Debt instruments	1	4	—	5	634	65	959	1,668	4.55%

	32,209	53,828	41,636	71,884	66,744	73,617	304,856	644,773	6.51%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	2,727	16,387	2,917	155	—	—	—	22,186	4.45%
Deposits from credit institutions	5,706	22,412	6,504	6,197	3,002	3,111	1,756	48,688	4.55%
Customer deposits	178,240	55,381	27,839	28,959	13,141	11,145	2,040	316,745	4.12%
Marketable debt securities	520	13,310	17,600	24,198	35,294	26,745	88,250	205,917	4.61%
Subordinated liabilities	88	8	61	569	4,065	2,357	29,045	36,193	5.69%
Other financial liabilities	11,393	931	1,343	1,034	79	1,780	123	16,683	—

	198,674	108,429	56,264	61,112	55,581	45,138	121,214	646,412	4.41%

Difference (assets less liabilities)	(166,466)	(54,602)	(14,628)	10,772	11,163	28,479	183,642	(1,639)

	December 31, 2006
	Millions of Euros
									Average
	On	Within 1	1 to	3 to	1 to	3 to	After 5		Interest
	Demand	Month	3 Months	12 Months	3 Years	5 Years	Years	Total	Rate

Assets:
Cash and balances with central banks	9,725	3,281	—	1	—	—	828	13,835	3.99%
Available-for-sale financial assets- Debt instruments	26	2,260	2,501	3,771	4,564	5,035	14,570	32,727	5.96%
Loans and receivables:
Loans and advances to credit institutions	10,460	24,865	6,459	6,118	1,903	2,099	3,041	54,944	3.85%
Loans and advances to customers	10,291	19,607	34,315	56,311	53,564	59,080	255,312	488,480	5.86%
Debt instruments	565	—	—	—	—	—	57	622	3.02%

	31,067	50,013	43,275	66,201	60,032	66,213	273,808	590,608	5.66%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	2	14,366	1,657	503	1	1	—	16,530	5.25%
Deposits from credit institutions	6,447	21,646	9,981	11,680	3,005	2,441	1,618	56,818	4.07%
Customer deposits	198,331	54,331	24,976	22,199	6,950	5,644	1,671	314,102	3.90%
Marketable debt securities	1,961	14,079	16,489	14,701	20,512	16,658	89,682	174,082	3.91%
Subordinated liabilities	253	—	234	108	3,078	2,499	24,919	31,091	5.74%
Other financial liabilities	6,844	1,653	1,161	2,378	147	119	494	12,796	—

	213,838	106,075	54,498	51,569	33,693	27,362	118,384	605,419	4.05%

Difference (assets less liabilities)	(182,772)	(56,063)	(11,223)	14,632	26,339	38,851	155,424	(14,811)

b)	Equivalent euro value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

	Equivalent Value in Millions of Euros
	2008		2007		2006
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash and balances with central banks	26,685	—	16,155	—	10,042	—
Financial assets/liabilities held for trading	104,429	96,666	124,409	100,719	139,783	106,075
Other financial instruments at fair value	14,478	22,025	15,815	28,553	10,414	12,140
Available-for-sale financial assets	25,338	—	15,395	—	18,530	—
Loans and receivables	351,302	—	260,435	—	248,977	—
Investments	1,169	—	13,036	—	2,461	—
Tangible assets	3,286	—	4,665	—	4,696	—
Intangible assets	16,940	—	12,557	—	13,626	—
Financial liabilities at amortized cost	—	406,270	—	308,166	—	309,610
Liabilities under insurance contracts	—	2,985	—	2,139	—	2,157
Other	18,945	25,230	8,388	19,120	7,793	20,598

	562,572	553,176	470,855	458,697	456,322	450,580

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
Similarly, the Group’s financial liabilities -except for financial liabilities held for trading, those measured at fair value and derivatives other than those having as their underlyings equity instruments whose market value cannot be estimated reliably- are measured at amortized cost in the consolidated balance sheet.
i) Financial assets measured at other than fair value
Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at year-end:

	Millions of Euros
	2008		2007		2006
	Carrying	Fair	Carrying	Fair	Carrying	Fair
Assets	Amount	Value	Amount	Value	Amount	Value

Loans and receivables:
Loans and advances to credit institutions	64,731	65,059	38,483	38,482	54,943	54,940
Loans and advances to customers	617,231	627,006	539,372	541,129	488,480	491,224
Debt instruments	17,652	17,645	1,668	1,668	622	622

	699,614	709,710	579,524	581,280	544,045	546,786

ii) Financial liabilities measured at other than fair value
Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at year-end:

	Millions of Euros
	2008		2007		2006
	Carrying	Fair	Carrying	Fair	Carrying	Fair
Liabilities	Amount	Value	Amount	Value	Amount	Value

Financial liabilities at amortized cost:
Deposits from central banks	9,212	9,212	22,186	22,186	16,530	16,528
Deposits from credit institutions	70,583	70,740	48,687	48,728	56,818	56,828
Customer deposits (*)	406,015	407,537	316,745	316,886	314,102	314,045
Marketable debt securities	227,642	227,413	205,917	206,132	174,082	174,551
Subordinated liabilities	38,873	36,705	36,193	36,808	31,091	32,490
Other financial liabilities	17,681	17,677	16,683	16,681	12,796	12,799

	770,007	769,285	646,412	647,422	605,419	607,243

(*)	For these purposes, the fair value of customer demand deposits is taken to be the same as their carrying amount.

52.	Geographical and business segment reporting
a)	Geographical segments

This primary level of segmentation, which is based on the Group’s management structure, comprises four segments: three operating areas plus the Financial Management and Holdings Unit. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom (Abbey) and Latin America, based on the location of the Group’s assets.

The Continental Europe area encompasses all the Commercial Banking (including the Private Banking entity Banif), Wholesale Banking and Asset Management and Insurance business activities carried on in Europe with the exception of the United Kingdom. Latin America includes all the financial activities carried on by the Group through its banks and subsidiaries, as well as the specialized units of Santander Private Banking, which is treated as a globally managed independent unit, and the New York business.

The Financial Management and Holdings segment includes the centralized management business relating to financial and industrial investments, the financial management of the Parent’s structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitizations. As the Group’s holding unit, this segment handles the total capital and reserves, capital allocations and liquidity with the other businesses.

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

Additionally, for segment presentation purposes, the equity of each geographical unit is that reflected in the related individual financial statements and is offset by a capital endowment made by the Financial Management and Holdings Unit which, as explained earlier, acts as the holding unit for the other businesses and, therefore, reflects the Group’s total equity.

There are no customers located in areas other than those in which the Group’s assets are located that generate income exceeding 10% of gross income.

The condensed balance sheets and income statements of the various geographical segments are as follows:

	Millions of Euros
	2008					2007					2006
				Financial					Financial					Financial
	Continental	United	Latin	Management		Continental	United	Latin	Management		Continental	United	Latin	Management
(Condensed) Balance Sheet	Europe	Kingdom	America	and Holdings	Total	Europe	Kingdom	America	and Holdings	Total	Europe	Kingdom	America	and Holdings	Total

Loans and advances to customers	325,379	202,623	96,054	2,833	626,888	314,714	184,080	70,228	2,076	571,099	274,328	190,509	61,210	989	527,036
Financial assets held for trading (excluding loans and advances)	72,303	50,028	20,966	2,686	145,983	44,846	53,787	22,846	1,328	122,808	33,831	61,510	27,846	2,029	125,215
Available-for-sale financial assets	12,806	2,785	19,208	14,122	48,920	10,149	44	12,628	21,528	44,349	13,126	23	17,943	7,605	38,698
Loans and advances to credit institutions	63,296	31,518	19,946	48,222	162,981	54,798	22,165	12,847	26,502	116,312	69,383	21,644	22,008	25,060	138,095
Non-current assets	5,562	1,210	3,272	245	10,289	5,373	4,685	1,805	(202)	11,661	4,558	5,059	1,695	1,243	12,555
Other asset accounts	17,644	30,626	30,496	179,522	258,288	20,185	7,103	21,630	168,925	217,844	13,620	5,233	14,106	123,909	156,869

Total assets / liabilities	496,989	318,790	189,941	247,630	1,253,350	450,067	271,865	141,985	220,156	1,084,073	408,846	283,977	144,809	160,836	998,468

Customer deposits	165,763	143,200	108,257	3,009	420,229	149,061	122,500	82,046	1,800	355,407	139,985	115,180	75,293	490	330,948
Marketable debt securities	52,076	67,996	8,674	107,657	236,404	70,004	76,056	5,031	82,196	233,287	47,319	72,857	5,245	78,321	203,743
Subordinated liabilities	1,752	9,890	3,847	23,384	38,873	2,433	8,345	2,540	22,874	36,193	2,519	9,942	2,383	16,247	31,091
Liabilities under insurance contracts	13,889	3	2,958	—	16,850	10,907	6	2,121	—	13,034	8,547	71	2,086	—	10,704
Deposits from credit institutions	85,044	60,063	29,998	38,961	214,066	66,027	38,688	19,064	47,789	171,567	89,016	51,020	32,403	8,938	181,376
Other liability accounts	154,812	32,306	23,623	14,915	225,656	131,362	23,094	22,595	18,541	195,593	103,493	31,579	19,551	21,142	175,764
Equity	23,653	5,332	12,583	59,704	101,272	20,273	3,177	8,588	46,955	78,993	17,967	3,328	7,847	35,699	64,842
Off-balance-sheet customer funds	63,332	7,180	48,210	—	118,723	92,761	10,225	47,990	—	150,977	102,465	8,307	56,352	—	167,124

Total funds under management	560,321	325,970	238,150	247,630	1,372,073	542,828	282,091	189,975	220,155	1,235,051	511,311	292,284	201,160	160,837	1,165,592

	Millions of Euros
	2008					2007					2006
				Financial					Financial					Financial
	Continental	United	Latin	Management		Continental	United	Latin	Management		Continental	United	Latin	Management
(Condensed) Income Statement	Europe	Kingdom	America	and Holdings	Total	Europe	Kingdom	America	and Holdings	Total	Europe	Kingdom	America	and Holdings	Total

NET INTEREST INCOME	9,413	2,411	8,659	(2,312)	18,172	7,742	2,334	6,654	(1,777)	14,953	6,008	2,107	5,280	(1,274)	12,121
Income from equity instruments	266	—	58	229	553	201	1	37	183	423	226	1	23	162	413
Income from companies accounted for by the equity method	(4)	—	21	780	797	9	2	4	427	441	6	3	7	411	427
Net fee and commission income	4,086	926	3,393	46	8,451	4,137	1,007	2,866	30	8,040	3,653	1,026	2,357	(11)	7,024
Gains/losses on financial assets and liabilities	771	500	926	1,346	3,543	732	436	702	1,113	2,982	710	423	612	414	2,159
Other operating income/(expenses)	148	49	(54)	64	208	133	65	(5)	43	237	185	54	57	(59)	237
TOTAL INCOME	14,681	3,887	13,002	154	31,724	12,955	3,845	10,258	19	27,077	10,787	3,614	8,337	(357)	22,381
Personnel expenses	(3,126)	(986)	(2,655)	(197)	(6,964)	(3,037)	(1,045)	(2,222)	(248)	(6,551)	(2,708)	(1,069)	(1,975)	(215)	(5,968)
Other expenses	(1,620)	(618)	(2,304)	(474)	(5,015)	(1,527)	(784)	(1,867)	(289)	(4,467)	(1,282)	(820)	(1,725)	(175)	(4,001)
Depreciation and amortization	(580)	(157)	(437)	(96)	(1,270)	(559)	(102)	(348)	(259)	(1,268)	(522)	(105)	(305)	(214)	(1,147)
Impairment losses on financial assets	(2,477)	(456)	(3,082)	(331)	(6,345)	(1,557)	(312)	(1,619)	(13)	(3,502)	(1,317)	(387)	(861)	84	(2,481)
Provisions (net)	(37)	(29)	(565)	(1,068)	(1,699)	30	5	(553)	(506)	(1,024)	(292)	(2)	(349)	(436)	(1,079)
Impairment losses on other assets (net)	(16)	—	(7)	(1,026)	(1,050)	(8)	—	(30)	(1,511)	(1,549)	(14)	—	(6)	(1)	(21)
Other non-financial gains/(losses)	(30)	31	42	1,806	1,849	26	15	161	2,257	(2,459)	19	2	4	1,286	1,311
OPERATING PROFIT/(LOSS) BEFORE TAX	6,794	1,673	3,994	(1,231)	11,230	6,323	1,622	3,781	(550)	11,175	4,671	1,232	3,120	(28)	8,995
Income tax	(1,756)	(426)	(711)	1,009	(1,884)	(1,777)	(421)	(822)	685	(2,336)	(1,403)	(343)	(669)	160	(2,254)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	5,039	1,247	3,283	(222)	9,346	4,546	1,201	2,958	135	8,840	3,268	889	2,451	132	6,741
Profit/(loss) from discontinued operations (net)	(21)	—	7	—	(13)	—	—	112	684	797	1,147	114	124	120	1,505
CONSOLIDATED PROFIT FOR THE YEAR	5,018	1,247	3,290	(222)	9,332	4,546	1,201	3,071	819	9,636	4,416	1,003	2,575	251	8,246
Profit attributable to minority interests	110	—	346	1	456	107	—	404	65	576	271	—	289	90	650
PROFIT ATTRIBUTABLE TO THE PARENT	4,908	1,247	2,945	(223)	8,876	4,439	1,201	2,666	754	9,060	4,144	1,003	2,287	162	7,596

b)	Business segments

At this secondary level of segment reporting, the Group is structured into Commercial Banking, Asset Management and Insurance and Global Wholesale Banking; the sum of these three segments is equal to that of the three primary operating geographical segments. Total figures for the Group are obtained by adding to the business segments the data for the Financial Management and Holdings segment.

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

The condensed income statements and other significant data are as follows:

	Millions of Euros
	2008					2007					2006
		Global	Asset	Financial			Global	Asset	Financial			Global	Asset	Financial
	Commercial	Wholesale	Management	Management		Commercial	Wholesale	Management	Management		Commercial	Wholesale	Management	Management
(Condensed) Income Statement	Banking	Banking	and Insurance	and Holdings	Total	Banking	Banking	and Insurance	and Holdings	Total	Banking	Banking	and Insurance	and Holdings	Total

NET INTEREST INCOME	18,362	1,934	188	(2,312)	18,172	15,235	1,364	131	(1,777)	14,953	12,252	1,061	82	(1,274)	12,121
Income from equity instruments	149	162	13	229	553	80	148	12	183	423	60	180	10	162	412
Income from companies accounted for by the equity method	16	2	—	780	797	13	2	—	427	441	16	—	—	411	427
Net fee and commission income	7,137	861	407	46	8,451	6,618	922	470	30	8,040	5,966	646	423	(11)	7,024
Gains/losses on financial assets and liabilities	1,144	1,027	26	1,346	3,543	962	878	29	1,113	2,982	689	1,042	14	414	2,159
Other operating income/(expenses)	(33)	(39)	215	64	208	(5)	(30)	229	43	237	140	(31)	187	(59)	237
TOTAL INCOME	26,775	3,947	848	154	31,724	22,901	3,285	872	19	27,077	19,123	2,898	716	(357)	22,381
Personnel expenses	(5,987)	(647)	(132)	(197)	(6,964)	(5,539)	(632)	(132)	(248)	(6,551)	(5,097)	(547)	(109)	(215)	(5,968)
Other expenses	(4,015)	(380)	(147)	(474)	(5,015)	(3,633)	(392)	(153)	(289)	(4,467)	(3,420)	(301)	(106)	(174)	(4,001)
Depreciation and amortization	(1,067)	(88)	(19)	(96)	(1,270)	(898)	(91)	(19)	(259)	(1,268)	(846)	(70)	(17)	(214)	(1,147)
Impairment losses on financial assets	(5,740)	(275)	1	(331)	(6,345)	(3,426)	(63)	—	(13)	(3,502)	(2,258)	(307)	—	84	(2,481)
Provisions (net)	(603)	(13)	(16)	(1,068)	(1,699)	(459)	(35)	(23)	(506)	(1,024)	(579)	(50)	(15)	(436)	(1,079)
Impairment losses on other assets (net)	(25)	—	2	(1,026)	(1,050)	(37)	—	—	(1,511)	(1,549)	(23)	3	—	(1)	(21)
Other non-financial gains/(losses)	38	5	—	1,806	1,849	202	—	—	2,257	(2,459)	25	—	—	1,286	1,311
OPERATING PROFIT/(LOSS) BEFORE TAX	9,376	2,548	537	(1,231)	11,230	9,110	2,072	544	(550)	11,175	6,926	1,626	471	(28)	8,995
Income tax	(2,066)	(684)	(144)	1,009	(1,884)	(2,334)	(523)	(163)	685	(2,336)	(1,833)	(426)	(156)	160	(2,255)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	7,311	1,865	393	(222)	9,346	6,776	1,548	381	134	8,840	5,093	1,201	315	132	6,741
Profit/(loss) from discontinued operations (net)	(13)	—	—	—	(13)	—	—	112	684	797	1,155	2	228	120	1,505
CONSOLIDATED PROFIT FOR THE YEAR	7,297	1,865	393	(222)	9,332	6,776	1,548	493	819	9,636	6,248	1,203	543	252	8,246
Profit attributable to minority interests	422	11	22	1	456	457	9	45	65	576	499	21	40	90	650
PROFIT ATTRIBUTABLE TO THE PARENT	6,875	1,854	371	(223)	8,876	6,319	1,539	448	754	9,060	5,749	1,182	503	162	7,596

53.	Related party transactions

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the General Managers, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Group with its related parties, distinguishing between associates and jointly controlled entities, members of the Bank’s board of directors, the Bank’s General Managers, and other related parties. Related-party transactions were made on terms equivalent to those prevailing in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognized.

	Millions of Euros
	2008				2007				2006
	Associates				Associates				Associates	Members
	and Jointly	Members of			and Jointly	Members of		Other	and Jointly	of the		Other
	Controlled	the Board of	General	Other Related	Controlled	the Board of	General	Related	Controlled	Board of	General	Related
	Entities	Directors	Managers	Parties	Entities	Directors	Managers	Parties	Entities	Directors	Managers	Parties

Assets:
Loans and advances to credit institutions	4,019	—	—	—	3,169	—	—	136	2,051	—	—	97
Loans and advances to customers	221	4	21	1,728	262	1	14	2,040	246	1	10	3,198
Debt instruments	510	—	—	464	—	—	—	293	103	—	—	51

Liabilities:
Deposits from credit institutions	(136)	—	—	—	(284)	—	—	—	(115)	—	—	(4)
Customer deposits	(143)	(11)	(22)	(405)	(4)	(7)	(18)	(265)	(249)	(63)	(8)	(133)
Subordinated liabilities	—	—	—	—	—	—	—	—	(98)	—	—	—

Income statement:
Interest and similar income	203	—	1	83	110	—	—	117	80	—	—	35
Interest expense and similar charges	(25)	—	1	(10)	(11)	—	—	(6)	(25)	(2)	—	(3)
Gains/losses on financial assets and liabilities	3	—	1	32	6	—	—	21	—	—	—	22
Fee and commission income	28	—	—	25	48	—	—	15	30	1	—	36
Fee and commission expense	(23)	—	—	—	(16)	—	—	—	(12)	—	—	—

Other:
Contingent liabilities	293	—	—	479	365	—	2	968	40	—	2	1,333
Contingent commitments	164	1	7	13	358	1	1	280	467	—	1	2
Derivative financial instruments	7,074	—	—	1,314	7,823	—	4	831	6,121	—	—	245

54.	Risk management
Risk management at the Santander Group is based on the following principles:
•
Independence of the risk function with respect to the business. The head of the Group’s Risk Division, Mr. Matías Rodríguez Inciarte, as third deputy chairman and in his capacity as chairman of the risk committee, reports directly to the executive committee and the board.

•
Commitment to supporting the business by contributing, without undermining the preceding principle, to the achievement of commercial objectives whilst safeguarding risk quality. To this end, the organizational structure responsible for implementing risk policies is adapted to the commercial structure so as to encourage cooperation between business and risk managers.

•	Collective decisions (even at branch level), which ensure that different opinions are taken into account and avoid situations in which decisions are taken individually.
•	Well-established tradition of using internal rating and scoring tools, return on risk-adjusted capital (RORAC), value-at-risk (VaR), economic capital, extreme scenario analyses, etc.
•
Global approach, achieved by addressing on an integrated basis all the risk factors in all the business units and geographical locations, and using the concept of economic capital as a consistent measure of the risk assumed and as the basis for assessing the management performed.

•	Desire to continue to target a medium-low risk profile, emphasizing its low volatility and its predictability, by:
•	seeking to achieve a high degree of risk diversification, thus limiting risk concentration on particular customers, groups, sectors, products or geographical locations;
•	maintaining a low level of complexity in Markets operations;
•	paying ongoing attention to risk monitoring in order to prevent potential portfolio impairment sufficiently in advance.
At Santander, the risk management and control process is structured into the following phases:
•	Establishment of risk management frameworks and policies that reflect Santander’s risk management principles.
The Santander Group has a series of risk policies and procedures that constitute its regulatory framework, which, taking the form of circulars, frameworks (formerly the Risk Management Policy Manuals) and operating rules, regulates the risk activities and processes.
Within this regulatory framework, the Corporate Risk Management Framework, approved by Senior Management (Risks), regulates the principles and standards governing the general modus operandi of the Santander Group’s risk activities, based on an organizational model and a management model.
The organizational model comprises the management map, the risk function and governance, and the regulatory framework itself. The management model contains the basic pillars for risk management, the channels for the planning and setting of targets, the budgeting and risk limit setting process, the control of operations, the framework for risk reporting to senior management and the technological reference model for risk management.
One of the main characteristics of this Corporate Risk Management Framework is that it leads to the regulation, through a series of more specific corporate frameworks, of the functions reporting to the Risk Unit.
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

For many years the Santander Group has managed risk using a number of techniques and tools which are described in detail in this Note. The most noteworthy of these techniques and tools, due to the foresight with which Santander implemented them at the time and their current significance in light of the New Basel Capital Accord (BIS II), are as follows:
•
Internal ratings- and scorings-based models which, by assessing the various qualitative and quantitative risk components by customer and transaction, make it possible to estimate, firstly, the probability of default and, subsequently, the expected loss, based on LGD estimates.

•	Economic capital, as a homogeneous measure of the risk assumed and a basis for the measurement of the management performed.
•	RORAC, which is used both as a transaction pricing tool (bottom-up approach) and in the analysis of portfolios and units (top-down approach).
•	VaR, which is used for controlling market risk and setting the market risk limits for the various trading portfolios.
•	Scenario analysis and stress testing to supplement market and credit risk analyses in order to assess the impact of alternative scenarios, even on provisions and capital.
Consequently, Santander’s risk management fully identifies with BIS II principles, insofar as it recognizes and supports the leading-edge industry practices that the Group has implemented in advance.
The publication of Bank of Spain Circular 3/2008 on the calculation and control of minimum capital requirements for credit institutions enabled Santander to use these internal models to calculate its regulatory capital. Given the medium-low risk profile characterizing Santander’s business activities, since it focuses primarily on retail banking (corporations, SMEs and individuals), the authorization granted by the Bank of Spain in the second quarter of 2008, approving the use of the internal models at the Parent, Banesto and Abbey, gave rise to regulatory capital savings under the so-called Pillar 1 (which establishes the capital requirements to cover credit, market and operational risks), in keeping with forecasts.
In the coming years, the Santander Group will extend the use of the internal models for the calculation of regulatory capital to the remaining business units, based on a timetable agreed on with its supervisor. The Santander Group will assign for this purpose all the human and technology resources necessary to meet the stringent requirements established by the Bank of Spain, the supervisory authority responsible for the validation of these internal models.
I. CORPORATE GOVERNANCE OF THE RISK FUNCTION
The risk committee is responsible for proposing the Group’s risk policy for approval by the board within its governing and supervisory powers. Furthermore, the committee ensures that the Group’s activities are consistent with its risk tolerance level and, in this regard, it sets global limits for the main risk exposures, which it reviews systematically, and decides upon any transactions that exceed the powers delegated to lower-ranking bodies.
The risk committee, an executive body that adopts decisions within the scope of the powers delegated by the board, is presided over by the third deputy chairman of the Santander Group and also comprises a further four directors of the Bank.
In 2008 the risk committee held 102 meetings, evidencing the importance that the Santander Group attaches to the proper management of its risks.

The responsibilities assigned to the risk committee are essentially as follows:
•	To propose to the board the Group’s risk policy, which will identify, in particular:
•	The various types of risk (financial, operational, technological, legal and reputational, inter alia) facing the Group;

•	The information and internal control systems to be used to control and manage these risks;

•	The level of risk deemed acceptable by the Group;
•	The measures envisaged to mitigate the impact of the identified risks in the event that they materialize.
•	To conduct systematic reviews of the Group’s exposure to its main customers, economic activity sectors, geographical areas and types of risk.
•	To authorize the management tools and risk models and ascertain the result of their internal validation.
•	To ensure that the Group’s actions are consistent with the level of risk tolerance previously defined.
•	To be informed of, assess and follow any remarks and recommendations that may be periodically made by the supervisory authorities in discharging their function.
•
To resolve transactions outside the powers delegated to lower-ranking bodies and the overall limits for pre-classified risk categories in favor of economic groups or in relation to exposure by type of risk.

The risk committee has delegated certain of its powers to risk committees which are structured by geographical area, business line and type of risk. Although Banesto has been granted autonomous risk management powers within the Santander Group, the executive committee ensures that its risk management policy is consistent with the Group’s policies.
The risk function at the Santander Group is performed through two Risk Units, which are independent from the business areas from both a hierarchical and a functional standpoint. The two Risk Units are directly linked to the board of directors through the risk committee and the third deputy chairman of the Group, who is ultimately responsible for the Group’s risk management.
In order to meet the requirements of Basel II and to enhance the Group’s capacity to cater for its business growth, in 2008 the risk committee approved the organizational and functional adaptation of its two Units:
•	The Risk Unit, whose functions are divided into two blocks:
•
A corporate structure, with global-reaching responsibilities (“all risks, all geographical areas”), which establishes the risk policies, methodologies and control systems and consists of several units organized by type of risk (solvency and market risks).

•	A business structure, centered on the performance and management integration of the risk function in the Group’s commercial, global and local businesses.
•	The Integrated Risk Control and Internal Risk Validation Unit, with global-reaching corporate responsibilities, which provide support to the Group’s governing bodies, namely:
•	Validation of the internal risk models in order to assess the appropriateness and adequacy of rating systems, internal processes and data processing, in conformity with Basel II.
•	Integrated Risk Control in order to ensure that the risk management and control systems are consistent with the Bank’s global risk profile.
The Santander Group’s risk policy is oriented towards maintaining a predictable medium-low risk profile, as regards both credit and market risks. Following is an analysis of the Group’s main types of risk: credit, market, operational and reputational risks.

II. CREDIT RISK
II.1 Introduction to the treatment of credit risk
Credit risk is the possibility of loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Group.
The specialization of the Santander Group’s risk function is based on the type of customer and, accordingly, a distinction is made between individualized customers and standardized customers in the risk management process:
•
Individualized customers are defined as those to which a risk analyst has been assigned, basically because of the risk assumed. This category includes wholesale banking customers, financial institutions and certain enterprises belonging to retail banking. Risk management is performed through expert analysis supplemented by decision-making support tools based on internal risk assessment models.

•
Standardized customers are those which have not been expressly assigned a risk analyst. This category generally includes individuals, individual entrepreneurs, and retail banking enterprises not classified as individualized customers. Management of these risks is based on internal risk assessment and automatic decision-making models, supplemented subsidiarily, when the model is not comprehensive enough or is not sufficiently accurate, by teams of analysts specializing in this type of risk.

II.2 Main aggregates and variations
The profile of the credit risk assumed by the Group is characterized by a diversified geographical distribution and the prevalence of retail banking operations.
a. Global map of credit risk — 2008
The following table shows the global map of credit risk, expressed in nominal amounts (with the exception of exposure in derivatives and repos, which is expressed in credit risk equivalent), to which the Group was exposed at December 31, 2008.

	SANTANDER GROUP - GROSS CREDIT RISK EXPOSURE
			Sovereign	Private
	Customer	Drawable	Fixed-	Fixed-	Credit	Drawable	Derivatives
	Draw	by	Income	Income	Institution	by Credit	and			Change/
	-Downs	Customers	(Excl. Trad.)	(Excl. Trad.)	Drawdowns	Institutions	Repos (CRE)	Total	%	Dec-07
SPAIN	301,729	59,514	13,673	9,211	51,585	5,831	25,520	467,062	46.2%	12.4%
Parent bank	181,946	40,667	8,923	4,402	43,395	583	20,345	300,262	29.7%	15.1%
Banesto	83,551	10,984	4,115	2,275	5,373	260	4,971	111,530	11.0%	4.7%
Other	36,232	7,863	635	2,533	2,816	4,988	203	55,270	5,5%	14.8%

OTHER EUROPEAN COUNTRIES	283,385	23,309	5,213	15,584	14,831	152	9,923	352,396	34.8%	23.5%

Germany	21,980	1,533	31	66	451	0	5	24,066	2.4%	20.8%
Portugal	24,305	6,913	477	1.029	1,035	4	2,263	36,027	3.6%	7.8%
UK	208,369	13,139	4,533	14,123	10,455	148	7,520	258,286	25.5%	40.0%
Other	28,731	1,724	172	365	2,889	0	135	34,017	3.4%	-28.4%

LATIN AMERICA	100,272	33,919	14,597	1,868	19,918	16	9,569	180,160	17.8%	41.2%

Brazil	51,978	20,368	8,680	808	10,521	0	3,065	95,420	9.4%	116.8%
Chile	17,994	4,542	945	458	887	16	3,252	28,094	2.8%	8.2%
Mexico	12,485	5,405	3,956	181	3,639	0	2,780	28,445	2.8%	-11.8%
Other	17,816	3,604	1,015	422	4,871	0	473	28,201	2.8%	11.2%

REST OF THE WORLD*	6,859	589	1,846	76	2,248	0	95	11,713	1.2%	15.4%

TOTAL GROUP	692,245	117,331	35,329	26,739	88,581	5,998	45,108	1,011,331	100%	20.6%

% / Total	68.4%	11.6%	3.5%	2.6%	8.8%	0.6%	4.5%	100.0%
% Change/Dec-07	11.6%	18.3%	46.4%	73.0%	86.6%	99.3%	55.4%	20.6%

Data at 31/12/08, prepared on the basis of legal-entity criteria.

CRE (Credit Risk Equivalent: net replacement value plus maximum potential value. Includes credit risk mitigants).

Derivatives and repos do not include Banco Real or Alliance & Leicester.

Balances drawn down by customers exclude repos (€5,201 million).

Balances with credit institutions (excluding repos and trading portfolio) include €41,374 million of deposits at central banks.

* Includes, inter alia, the assets of Drive (Santander Consumer Finance).

2008 was characterized by a slowdown in lending growth, reflecting the lower demand for credit. The nominal credit risk exposure increased by 21% year-on-year, particularly as a result of the rise in credit institution and customer drawdowns. Annual growth excluding Banco Real and Alliance & Leicester was 5.5%.
Spain accounts for 46% of the nominal credit risk exposure, with absolute growth of 12% on December 2007. Other European countries represent more than one third of credit risk exposure. Particularly noteworthy in this respect is the presence in the United Kingdom, which accounts for 25% of the exposure. Taken as a whole, Europe represents 81% of credit risk exposure.
Latin America accounts for 18% of credit risk exposure, with 89% of this contribution being concentrated in countries with an investment-grade credit rating.
b. Variations in main aggregates in 2008
The changes in non-performing loans and the cost of credit reflect the impact of the across-the-board deterioration of the economic environment, mitigated by prudent risk management, which enabled the Group to hold these data at adequate levels. As a result, the Group maintained a significant NPL coverage ratio and a high level of general allowances.
The non-performing loans ratio increased by 109 basis points in the year to stand at 2.04% in December 2008. The NPL coverage ratio was 90.6%, as compared with a coverage ratio of 150.6% at 2007 year-end.

							Specific Credit Loss
	Credit Risk Exposure		Non-Performing				Provisions, Net of
	to Customers*		Loans Ratio		Coverage Ratio		RAWO**		Cost of Credit(1)
	(Millions of Euros)		(%)		(%)		(Millions of Euros)		(% of Risk)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Continental Europe	368,509	358,933	2.31	0.90	90.0	188.1	3,201	1,042	0.89	0.30
Santander Network	135,508	131,676	2.58	0.65	74.9	248.1	1,204	116	0.91	0.09
Banesto	87,925	86,601	1.64	0.47	106.5	332.9	450	72	0.53	0.09
Santander Consumer Finance	56,245	47,556	4.18	2.84	85.5	95.7	1,402	837	2.71	1.88
Portugal	34,760	32,178	1.72	1.25	77.2	117.4	7	(12)	0.02	0.04
United Kingdom	217,063	203,225	1.04	0.60	68.5	65.8	442	474	0.23	0.23

Latin America	112,040	84,073	2.95	1.87	108.3	134.4	3,067	1,527	3.00	1.99
Brazil	53,764	26,414	3.58	2.74	102.4	101.5	1,478	787	3.86	3.78
Mexico	13,482	15,012	2.41	1.20	132.1	192.2	879	452	5.44	2.91
Chile	18,848	19,198	2.64	2.11	102.4	118.5	350	121	1.73	0.67
Puerto Rico	4,810	5,067	6.92	3.17	61.0	101.7	138	111	2.84	2.08
Venezuela	5,241	4,452	1.93	0.98	125.6	371.3	116	21	2.48	0.53
Colombia	1,464	1,464	1.79	1.21	204.1	217.1	44	12	2.83	0.80
Argentina	3,271	2,898	1.83	1.24	178.6	235.9	49	20	1.54	0.68
Rest of the world	(412)	3,110					57	90

Total Group	697,200	649,342	2.04	0.95	90.6	150.6	6,767	3,132	0.99	0.50

Memorandum item:
Spain	300,524	276,313	1.95	0.63	98.5	264.5	2,150	335	0.71	0.12

Data prepared on the basis of management criteria. Memorandum item Spain for 2008, on basis of controller’s unit accounting criteria.

*	Includes gross loans and advances to customers, guarantees and documentary credits.

**	RAWO = Recoveries of Assets Written Off

(1)	Excludes Banco Real and Alliance & Leicester
c. Distribution of credit risk
The Group is geographically diversified, since it is present in more than 40 countries, and concentrates its activities on its core markets. The Santander Group has a mainly retail profile (82.5% commercial banking) and its portfolios consist mostly of products secured with collateral.

II.3 Measures and measurement tools
a. Rating tools
Since 1993 the Group has used proprietary internal rating models to measure the credit quality of a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the Entity’s historical experience, with the exception of certain portfolios classified as “low default portfolios”. More than 200 internal rating models are used in the Group’s loan approval and risk monitoring process.
Global rating tools are applied to the sovereign risk, financial institutions and global wholesale banking segments. Management of these segments is centralized at Group level, for both rating calculation and risk monitoring purposes. These tools assign a rating to each customer, which is obtained from a quantitative or automatic module, based on balance sheet ratios or macroeconomic variables, supplemented by the analyst’s expert judgment.
For the corporate and individualized institutions segments, the Parent of the Santander Group has defined a single methodology for the construction of a rating system in each country, based on the same modules as the above-mentioned ratings: a quantitative or automatic module (analyzing the credit performance of a sample of customers and the correlation with their financial statements), a qualitative or analyst judgment module, and final reviews. On the basis of each unit’s specific customer data, the rating model is developed at corporate level and is subsequently applied in a decentralized manner, thus ensuring closeness to customers and knowledge thereof.
Ratings assigned to customers are reviewed periodically to include any new financial information available and the experience in the banking relationship. The frequency of the reviews is increased in the case of customers that reach certain levels in the automatic warning systems and of customers classified as requiring special monitoring. The rating tools themselves are also reviewed in order to progressively fine-tune the ratings they provide.
For standardized customers, both legal entities and individuals, the Group has scoring tools that automatically assign a score to the proposed transactions.
These loan approval systems are supplemented by performance rating models. These tools provide enhanced predictability of the risk assumed and are used for preventive and marketing activities.
b. Credit risk parameters
The assessment of customers or transactions using rating or scoring systems constitutes a judgment of their credit quality, which is quantified through the Probability of Default (PD), in accordance with Basel II terminology.
In addition to customer assessment, the quantitative risk analysis considers other factors, such as the transaction term, the type of product and any existing guarantees. Accordingly, not only the probability of the customer failing to meet its contractual obligations (PD) is taken into account, but also the estimate of Exposure at Default (EAD) and the percentage of EAD that will not be recovered (Loss Given Default or LGD).
These factors are the main “credit risk parameters”. Their combination facilitates calculation of the probable loss or expected loss (EL). This loss is considered as an additional cost of the activity which is reflected in the risk premium and must be charged in the transaction price.
These risk parameters also make it possible to calculate the regulatory capital in accordance with the regulations deriving from the new Basel Capital Accord (BIS II). Regulatory capital is determined as the difference between unexpected loss and expected loss.
Unexpected loss is the basis for the capital calculation and refers to a very high, albeit scantly probable level of loss, which is not deemed to be recurring and must be catered for using capital.
The estimates of the risk parameters (PD, LGD and EAD) should be based on internal experience, i.e. on default observations and on the experience in defaulted loan recoveries.
For portfolios with scant internal default experience, such as banks, sovereign risk or global wholesale banking, parameter estimates are based on alternative sources: market prices or studies conducted by external agencies gathering the shared experience of a sufficient number of entities. These portfolios are known as “low default portfolios”.

For all other portfolios, parameter estimates are based on the Bank’s internal experience. In the case of SMEs, the balance sheet information is used not only to assign the rating, but also to obtain factors which explain the probability of default. In retail portfolios, the PD is calculated by observing the cases of new arrears in relation to the scoring assigned to the related transactions.
LGD calculation is based on the observation of the recoveries of defaulted loans, taking into account not only the income and expenses associated with the recovery process, but also the timing thereof and the indirect costs arising from the recovery process.
EAD is estimated by comparing the use of committed facilities at the time of default and their use under normal (performing) circumstances, so as to identify the actual use of the facilities at the time of default.
The estimated parameters are then assigned to performing, i.e. non-defaulted, loans. The assignment is different for low-default portfolios and for other portfolios. In the case of low-default portfolios, which are also global management portfolios, parameters are assigned in the same way in all the Group units.
By contrast, the retail portfolios have specific scoring systems in each of the Group’s units, which require the performance of separate estimates and the assignation of parameters in a particular manner in each case.
c. Master rating scale
In order to achieve equivalent internal ratings in the different models available -corporate, sovereign risk, financial institutions and other segments- and to make them comparable with the external ratings of rating agencies, the Group has a so-called master rating scale.
The equivalence is established through the probability of default associated with each rating. Internally calibrated PDs are compared against the default rates associated with the external ratings, which are published periodically by rating agencies.

		Equivalence with:
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

The following table shows the segmentation of the portfolio of individualized companies in Spain (Parent) at 31 December 2008, based on the related ratings:
d. Distribution of EAD and associated EL
The table below details the distribution, by segment, of the credit risk exposure in terms of EAD. Approximately 75% of total risk exposure to customers (excluding sovereign and counterparty risk and other Assets) relates to the SME and individuals financing segments, which reflects the commercial orientation of the Santander Group’s business and risks. The expected loss arising from customer exposure is 1.05%, as compared with 0.89% for the Group’s total credit risk exposure, and, accordingly, the profile of the credit risk assumed can be classified as medium-low.

	Segmentation of Credit Risk Exposure
	EAD
	(Millions of			Average
	Euros)%		Average PD	LGD	EL
Sovereign debt	61,644	7.05%	0.10%	12.4%	0.01%
Counterparty	70,604	8.08%	0.19%	50.1%	0.09%
Public sector	1,736	0.20%	0.72%	21.9%	0.16%
Corporate	181,968	20.82%	0.94%	31.5%	0.30%
SMEs	148,249	16.97%	4.36%	29.7%	1.29%
Mortgage loans to individuals	259,021	29.64%	3.26%	7.4%	0.24%
Consumer loans to individuals	106,459	12.18%	5.55%	55.2%	3.07%
Credit cards_ individuals	18,226	2.09%	10.34%	61.0%	6.31%
Other assets	25,900	2.96%	1.90%	43.8%	0.83%
Memorandum item — customers (1)	715,659	81.9%	3.41%	30.7%	1.05%

Total	873,807	100.00%	2.87%	31.0%	0.89%

Data at December 2008

(1) Excluding sovereign, counterparty and other assets

Excluding doubtful assets/non-performing loans

II.4. Observed loss: measures of cost of credit
To supplement the use of the advanced models described above (see related data in the “Economic Capital” section), other habitual measures are used to facilitate prudent and effective management of credit risk based on observed loss.
The cost of credit risk at the Santander Group is measured using different approaches: variation in non-performing loans in the recovery process (ending doubtful assets — beginning doubtful assets + assets written off — recovery of assets written off), net credit loss provisions (provisions to specific allowances — recovery of assets written off); and net assets written off (assets written off — recovery of assets written off).
II.5 Credit risk cycle
The risk management process consists of identifying, measuring, analyzing, controlling, negotiating and deciding on, as appropriate, the risks incurred in the Group’s operations. The parties involved in this process are the risk taking areas, senior management and the risk function.
The process begins at senior management level, through the board of directors and the risk committee, which establishes the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.
The risk cycle comprises three different phases: pre-sale, sale and post-sale:
•
Pre-sale: this phase includes the risk planning and target setting processes, determination of the Group’s risk appetite, approval of new products, risk analysis and credit rating process, and limit setting.

•	Sale: this is the decision-making phase for both pre-classified and specific transactions.
•	Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.
a. Risk limit planning and setting
Risk limit setting is a dynamic process that identifies the Group’s risk appetite by assessing business proposals and the attitude to risk.
This process is defined in the global risk limit plan, an agreed-upon comprehensive document for the integrated management of the balance sheet and the inherent risks, which establishes risk appetite on the basis of the various factors involved.
The risk limits are founded on two basic structures: customers/segments and products.
For individualized risks, customers represent the most basic level, and individual limits are established (pre-classification) when certain features, generally of relative importance, concur.
For large corporate groups a pre-classification model, based on an economic capital measurement and monitoring system, is used. As regards the corporate segment, a simplified pre-classification model is applied for customers meeting certain requirements (thorough knowledge, rating, etc.).
In the case of standardized risks, the risk limits are planned and set using the credit management programs (PGC, using the Spanish acronym), a document agreed upon by the business areas and the risk units and approved by the risk committee or its delegated committees, which contains the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.
b. Risk analysis and credit rating process
Risk analysis is a pre-requisite for the approval of loans to customers by the Group. This analysis consists of examining the counterparty’s ability to meet its contractual obligations to the Bank, which involves analyzing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.
The risk analysis is conducted with a pre-established frequency or every time a new customer or transaction arises, depending on the segment involved. Additionally, the credit rating is examined and reviewed whenever a warning system is triggered or an event affecting the counterparty/transaction occurs.

c. Transaction decision-making
The purpose of the transaction decision-making process is to analyze transactions and adopt resolutions thereon, taking into account the risk appetite and any transaction elements that are important in achieving a balance between risk and return.
Since 1993 the Group has been using, among others, the RORAC (return on risk-adjusted capital) methodology for the risk analysis and pricing in the decision-making process on transactions and deals.
d. Risk monitoring and control
In addition to the tasks performed by the Internal Audit Division, the Risk Unit has a specific risk monitoring function for adequate credit quality control, which consists of local and global teams to which specific resources and persons in charge have been assigned.
This monitoring function is based on an ongoing process of permanent observation to enable early detection of any incidents that might arise in the evolution of the risk, the transactions, the customers and their environment, and the adoption of mitigating actions. The risk monitoring function is specialized by customer segment.
For this purpose a system called “special surveillance firms” (FEVE, using the Spanish acronym) has been designed that distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that there has been a default, but rather that it is deemed advisable to adopt a specific policy for this company, to place a person in charge and to set the policy implementation period. Customers classified as FEVE are revised at least every six months, or every three months for those classified in the most severe categories. A company is classified as FEVE as a result of the monitoring process itself, a review performed by Internal Audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.
Assigned ratings are reviewed at least annually, but should any weakness be detected, or depending on the rating itself, more frequent reviews are performed.
For exposures to standardized customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programs.
Analysis of the Group’s main mortgage portfolios
As regards standardized risks, the mortgage loan portfolios of Spain and Abbey are particularly noteworthy due to their importance with respect to the Santander Group’s total loans and receivables.
The medium-low risk profile of the mortgage portfolio permits an estimation, in view of the expected impairment, of a relative impact at Group level and a low estimated final loss, due also to the existing collateral for the loans. The mortgage portfolio and, therefore, its risk profile, is characterized by the prevalence of principal residence loans, an average LTV ratio of 54% and an effort rate of 30% in loan approval.
Residential mortgage loans account for 27.8% of total credit risk in Spain, with 85% of the residential mortgage portfolio having an LTV ratio lower than 80%.
At Abbey the mortgage portfolio is focused on principal residence mortgages, showing a high risk quality in terms of the LTV ratio, which stands at 51% on average. The mortgage loans with the highest risk profile (buy to let) represent a minimum percentage (barely 1%) of the total portfolio amount.
Loans for the construction of real estate developments
Of the Santander Group’s portfolios, the portfolio of loans for the construction of dwellings (developer mortgage loans) was the most affected by the deterioration of the business cycle. However, its relative weight with respect to the Santander Group’s total lending is low and the related risk is located mainly in Spain. As a result of the Group’s current risk policies, these loans were granted to amply identified customers with experience in real estate development, and the loan approval criteria were not limited to the specific projects in question.
At 2008 year-end, this portfolio in Spain accounted for slightly less than 2% of the Santander Group’s total loan portfolio.

Scenario analysis
Stress tests are performed periodically in order to monitor and control the various loan portfolios. The scenario analysis is a relevant tool intended to measure the sensitivity of a portfolio value to changes in the surrounding circumstances. Thus, taking into account factors such as interest rate variations, the unemployment rate or home prices, the Group was able to ascertain that the general allowances recognized are adequate in relation to the estimated impacts obtained in the stress tests.
Risk control function
Supplementing the management process, the risk control function obtains a global view of the Group’s loan portfolio, through the various phases of the risk cycle, with a level of detail sufficient to permit the assessment of the current situation of the exposure and any changes therein.
Any changes in the Group’s risk exposure are controlled on an ongoing and systematic basis against budgets, limits and benchmarks, and the impacts of these changes in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loan portfolio within the parameters set by the Group.
The risk control function is performed by assessing risks from various complementary perspectives, the main pillars being control by geographical location, business area, management model, product and process, thus facilitating the detection of specific areas warranting action and for which decisions have to be taken.
In 2006, within the corporate framework established in the Group for compliance with the Sarbanes-Oxley Act, a corporate tool was made available on the Group’s intranet for the documentation and certification of all the subprocesses, operational risks and related mitigating controls. The Risk Division, as part of the Group, assesses annually the efficiency of the internal control of its activities.
II.6 Credit risk from other standpoints
Certain areas and/or specific views of credit risk deserve specialist attention, complementary to global risk management.
a. Concentration risk
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
The Group is subject to Bank of Spain regulations on large exposures. In accordance with Bank of Spain Circular 3/2008, no exposure to a single individual or economic group, including all types of credit and equity risks, should exceed 25% of the Group’s capital. Also, the total amount of large exposures (defined as exceeding 10% of eligible capital) may not exceed 8 times the Group’s capital. Exposures to governments and central banks belonging to the OECD are excluded from this treatment.
At December 31, 2008, the Santander Group had no exposure to any economic group which would be classified as a “large exposure”. The Group’s largest exposure represented 8.7% of capital (35% of the 25% limit established by the Bank of Spain) and related to a Spanish company with an internal rating equal to “A-”.
At December 31, 2008, the Group’s credit exposure to the top 20 borrower financial groups, excluding AAA rated governments and sovereign bonds denominated in local currency, accounted for 8.2% of the used credit risk exposure to customers (lending plus off-balance-sheet exposures).

From the sectorial standpoint, the distribution of the corporate portfolio is adequately diversified.
The Group’s Risk Division works closely with the Finance Division in the active management of credit portfolios, which includes reducing the concentration of exposures through several techniques, such as the arrangement of credit derivatives for hedging purposes or the performance of securitization transactions, in order to optimize the risk/return ratio of the total portfolio.
b. Credit risk from financial market operations
This heading includes the credit risk arising in treasury operations with customers, mainly credit institutions. These operations are performed both via money market financing products with different financial institutions and via derivative instruments arranged for the purpose of serving our customers.
Risk control is performed using an integrated, real-time system that enables the Group to know at any time the unused exposure limit with respect to any counterparty, any product and maturity and at any Group unit.
Credit risk is measured at its current market value and its potential value (exposure value considering the future variation in the underlying market factors). Therefore, the credit risk equivalent (CRE) is defined as the sum of net replacement value plus the maximum potential value of the contracts in the future.
The total credit risk exposure to credit institutions from financial market operations stands at 70.4%. By type of product, 52.3% relates to derivative transactions, mainly products without optionality, and the remaining 47.7% to liquidity and traditional financing products.
Derivative transactions are concentrated on counterparties with high credit ratings and, therefore, 68.9% of the risk exposure is to counterparties with a credit rating of A- or above. In 2008, the total exposure arising from these transactions in terms of credit risk equivalent was €29,549 million.
Distribution of OTC-derivative credit risk exposure by counterparty rating

RATING	%
AAA	2.4%
AA	29.8%
A	36.6%
BBB	20.5%
BB	7.2%
B	0.3%
Resto	3.1%
The distribution of the credit risk exposure arising from derivatives, by counterparty, is as follows: 52% to banks, 34% to large corporations and 11% to SMEs.
Credit derivative transactions
The Santander Group uses credit derivatives to hedge credit transactions and as part of its trading operations. Credit derivatives represent a small portion of the Group’s operations as compared with other similar banks and are subject to strict internal controls and to operational risk minimization policies.
The risk inherent in these transactions is controlled using a broad set of limits such as VaR, nominal value per rating, sensitivity to spread by rating and name, sensitivity to recovery rate and sensitivity to correlation. Jump-to-default limits are also set by geographical area, sector and liquidity.
In notional terms, the position in CDS includes protection purchased for €118,345 million and protection sold for €109,911 million.
c. Country risk
Country risk is a credit risk component inherent in all cross-border credit transactions due to circumstances other than ordinary commercial risk. Its main elements are sovereign risk, transfer risk and other risks stemming from cross-border financial operations (war, natural disasters, balance of payments crisis, etc.).

At December 31, 2008, the country risk exposure for which allowances must be recorded amounted to €5,422 million, €1,967 million of which related to intra-Group transactions. At 2007 year-end, the total regulatory country risk exposure amounted to €916 million, i.e. there was an increase of €4,506 million in 2008. The period provisions recognized in this connection in 2008 amounted to €612 million, as compared with €142 million in 2007.
These increases are due mainly to the inclusion of the transactions with Brazilian customers as a result of the acquisition of ABN/Banco Real. 90% of this portfolio corresponds to trade finance operations, with a similar intra-Group/third party distribution.
d. Sovereign risk
As a general rule, sovereign risk is the risk assumed in transactions with the central bank (including the regulatory cash reserve requirement), the issuer risk of the Treasury or Republic (government debt securities) and the risk arising from transactions with public entities with the following features: their funds are obtained only from fiscal income; they are legally recognized as entities directly included in the government sector; and their activities are of a non-commercial nature.
At December 31, 2008, the sovereign risk, excluding Banesto, was distributed among Europe (50.3% of total risk), Latin America (48.6%) and other regions (1.1%). Noteworthy were the contributions from Spain (35.7% of the total) and the United Kingdom (11.1%) in Europe and from Brazil (27.6% of the total) and Mexico (11.9%) in Latin America. The total increase in this risk with respect to the figure at 2007 year-end was approximately 26%, due mainly to the inclusion in consolidation of Banco Real in Brazil and of ABN AMRO in Uruguay and, additionally, to the increase in sovereign risk exposures in the European Union.
As regards Latin America as a whole, the sovereign risk exposure arose mainly from the Group’s subsidiary banks’ obligations to make certain deposits at the related central banks and from the fixed-income portfolios held as part of the structural interest rate risk management structure. These exposures are taken in local currency and are financed out of local customer deposits, also denominated in local currency. The exposures to the sovereign risk of Latin American issuers denominated in currencies other than the official currency of the issuer country totaled €4,900 million, which accounts for 13% of the total sovereign risk exposure to Latin American issuers.
e. Environmental risk
The environmental risk analysis of credit transactions is one of the main features of the Strategic Corporate Social Responsibility Plan. The analysis is founded on two major cornerstones:
•
The Equator Principles: an initiative of the International Finance Corporation of the World Bank. These principles constitute an international standard for the analysis of the social and environmental implications of project finance transactions. Banco Santander adheres to these principles and its management incorporates the analysis and assessment of the social and environmental risks of projects financed in developing countries.

•
The VIDA tool: implemented since 2004, the main aim of this tool is to assess the environmental risk of both current and potential customer companies, using a system that classifies each of the companies into one of seven categories, depending on the degree of environmental risk incurred.

III. MARKET RISK
III.1 Activities subject to market risk
The measurement, control and monitoring of the market risk area comprises all operations in which net worth risk is assumed. This risk arises from changes in the risk factors -interest rate, exchange rate, equities, commodity prices and the volatility thereof- and from the solvency and liquidity risk of the various products and markets in which the Group operates.

The activities are segmented by risk type as follows:
1.	Trading: this item includes financial services for customers, trading operations and positioning mainly in fixed-income, equity and foreign currency products.

2.
Balance sheet management: interest rate risk and liquidity risk arising as a result of the maturity and repricing gaps of all assets and liabilities. This item also includes the active management of the credit risk inherent in the Group’s balance sheet.

3.	Structural risks:
a.
Structural foreign currency risk/hedges of results: foreign currency risk arising from the currency in which investments in consolidable and non-consolidable companies are made (structural exchange rate). This item also includes the positions taken to hedge the foreign currency risk on future results generated in currencies other than the euro (hedges of results).

b.	Structural equities risk: this item includes equity investments in non-consolidated financial and non-financial companies that give rise to equities risk.
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
III.2 Methodologies
Trading
The standard methodology applied to trading activities by the Santander Group in 2008 was value at risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed. Specifically, the Group uses a time window of two years or 520 daily data obtained retrospectively from the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported is the higher of these two figures.
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

With respect to the credit risk inherent in the trading portfolios, and in keeping with the recommendations made by the Basel Committee of Banking Supervision, an additional measure has been introduced, the Incremental Default Risk (IDR), in order to cover the default risk which is not properly captured in the VaR, through the variation of the related credit spreads. The instruments affected are basically fixed-income bonds, issued by the public and the private sector, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). The method used to calculate the IDR, which in essence is similar to that applied to the credit risk on non-trading positions, is based on direct measurements on the loss distribution tails at the appropriate percentile (99.9%). The saddle point method, which provides estimates of total risk and the contributions of each counterparty thereto, is used. At the same time, the calculations are supplemented and calibrated using Monte Carlo simulations.
Balance-sheet management
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
a)	Interest rate gap of assets and liabilities
The interest rate gap analysis focuses on the mismatches between the interest reset periods of on-balance-sheet assets and liabilities and of off-balance-sheet items. This analysis facilitates a basic snapshot of the balance sheet structure and enables concentrations of interest rate risk in the various maturities to be detected. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the entity’s net interest margin and market value of equity.
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
1.-
Contractual liquidity gap: all cash-flow generating on- and off-balance-sheet items are analyzed and placed at the point of contractual maturity. For assets and liabilities without contractual maturities, an internal analysis model is used based on a statistical study of the time series of the products, and the so-called stable or instable balance for liquidity purposes is determined.

2.-
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

Complementary measures
Calibration and test measures
Back-testing consists of performing a comparative analysis between VaR estimates and daily “clean” results (profit or loss on the portfolios at the end of the preceding day valued at following-day prices). The aim of these tests is to verify and provide a measure of the accuracy of the models used to calculate VaR.
Back-testing analyses performed at the Santander Group comply, at the very least, with the BIS recommendations regarding the verification of the internal systems used to measure and manage financial risks. Additionally, the Santander Group also conducts hypothesis tests: excess tests, normality tests, Spearman’s rank correlation, average excess measures, etc.
The assessment models are regularly calibrated and tested by a specialized unit.
III.3 Control system
Limit setting
The limit setting process is performed together with the budgeting activity and is the tool used to establish the assets and liabilities available to each business activity. Limit setting is a dynamic process that responds to the level of risk considered acceptable by senior management.
Objectives of the limits structure
The limits structure requires a process to be performed that pursues, inter alia, the following objectives:
1.	To identify and delimit, in an efficient and comprehensive manner, the main types of financial risk incurred, so that they are consistent with business management and the defined strategy.

2.	To quantify and communicate to the business areas the risk levels and profile deemed acceptable by senior management so as to avoid undesired risks.

3.
To give flexibility to the business areas for the efficient and timely assumption of financial risks, depending on market changes, and for the implementation of the business strategies, provided that the acceptable levels of risk are not exceeded.

4.	To allow business makers to assume risks which, although prudent, are sufficient to obtain the budgeted results.

5.
To delimit the range of products and underlyings with which each Treasury unit can operate, taking into account features such as assessment model and systems, liquidity of the instruments involved, etc.

III.4 Risks and results in 2008
Trading
The average VaR of the Group’s trading portfolio in 2008, at €40 million, was higher than that for 2007. However, the increase was due entirely to the rise in volatility and not to a higher level of risk assumed. Also, as compared with other financial groups, the Group’s trading risk profile can be classified as low. The dynamic management of this profile enables the Group to change its strategy in order to capitalize on the opportunities offered by an environment of uncertainty.

A. Balance sheet management1
A1. Interest rate risk
Convertible currencies
At 2008 year-end, the sensitivity of the net interest margin at one year to parallel increases of 100 basis points was concentrated on the euro interest rate curve (€119.6 million), the Parent bank being the main contributor, and on the pound sterling interest rate curve (negative by GBP 63.6 million). The sensitivity of the margin for other convertible currencies is scantly material.
Also at 2008 year-end, the sensitivity of value to parallel increases of 100 basis points in the euro interest rate curve was €239.1 million and was mostly concentrated on the Parent bank. With respect to the pound sterling curve, the sensitivity was negative by GBP 153.3 million.
2008 was characterized by a conservative stance with respect to exposure to interest rates, reflecting the uncertainty prevailing in the financial markets, which was particularly accentuated in the second half of the year.
Latin America
Quantitative risk analysis
The interest rate risk in balance sheet management portfolios in Latin America, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 b.p. in the interest rate curve, remained at low levels throughout 2008, fluctuating within a narrow band and reaching a high of €51 million in February. Measured in terms of value sensitivity, it fluctuated between €300 million and €360 million, showing a very stable trend throughout the year, except for the last quarter, when the increase observed was due mainly to the inclusion of Banco Real in Brazil.
At 2008 year-end, the risk consumption for the region, measured in terms of 100 b.p. sensitivity of the MVE, stood at €430 million (December 2007: €326.1 million), while the net interest margin risk at one year, measured in terms of 100 b.p. sensitivity of this margin, was €27.1 million (December 2007: €21.2 million).
Geographical distribution
Net interest margin sensitivity
For Latin America taken as a whole, the consumption at December 2008 was €27 million (sensitivity of the net interest margin at one year to increases of 100 basis points).
Market value of equity sensitivity
For Latin America taken as a whole, the consumption at December 2008 was €430 million (sensitivity of the market value of equity to a parallel increase of 100 basis points in interest rates).
The balance sheet management risk in Latin America, measured in terms of VaR, amounted to €75.2 million at 2008 year-end.
A2. Structural credit risk management
The aim of structural credit risk management is to reduce, through the sale of assets, the concentrations that arise naturally as a result of commercial activity. These sales are offset by the acquisition of other assets which permit diversification of the loan portfolio as a whole. The Financial Management area analyses these strategies and submits management proposals to the ALCO with a view to optimizing credit risk exposure and contributing to the creation of value.

[1]	Includes the balance sheet total, except for the financial assets and liabilities held for trading.

In 2008:
1.
Assets amounting to €64,000 million were securitized (including covered bonds) — for liquidity management purposes, considering a securitization performed by Abbey at the end of December 2007, this figure amounts to €74,000 million. In view of the difficulties experienced by the securitization market since August 2007, all the issues were retained by the Group’s various units. These transactions significantly increase the Group’s liquidity position since they can be discounted at central banks.

2.
AAA asset-backed bonds issued by Group issuers were repurchased in the secondary market (€1,600 million) and certain of the hedges arranged in 2007 were closed, since the Group considered that, in view of the market situation, prices were well below their fundamental value considering the risk underlying the assets.

A3. Structural liquidity management
Structural liquidity management seeks to finance the Group’s recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.
The Group’s structural liquidity position improved with respect to 2007, strengthening its balance sheet structure and showing a significant increase in discountable assets which act as a liquidity buffer against contingencies.
The main features of the structural liquidity management in 2008 were as follows:
•
Ample structural liquidity position. Since Santander is basically a commercial bank, customer deposits constitute the main source of liquidity in its financing structure. These deposits, combined with capital and other similar instruments, enable the Group to cover most of its liquidity requirements and, as a result, the financing raised in wholesale markets is moderate with respect to the size of its balance sheet.

Thus, in Latin America the low financing requirements of the commercial activity mean that, in practice, the raising of financing in wholesale markets is residual, corresponding basically to the need to maintain a presence and to achieve diversification. As regards the rest of the Group (referred to as the “convertible currencies area”), deposits plus long-term on-balance-sheet funds (capital and similar liabilities) cover more than 90% of loans (excluding securitizations), which represents an improvement of the ratio of approximately 75% recorded in 2007.

•
Obtainment of liquidity through diversification in markets and instruments. The Group is actively present in a wide, diverse range of financing markets, thus limiting its dependence on specific markets and ensuring the availability of ample market funding.

This enables the Group to have an adequate structure of medium- and long-term issues, with moderate short-term wholesale financing (at 2008 year-end, commercial paper and notes represented less than 10% of total wholesale financing). This structure is based on securitizations and a medium- and long-term issue portfolio (each accounting for around 45% of the total) featuring high product diversification and an average maturity of 3.8 years.

•
In 2008 the Group’s units in the convertible currencies area raised a total of €25,000 million in medium- and long-term issues in wholesale markets and securitized assets for a further €64,000 million (including covered bonds) — for liquidity management purposes, when a securitization performed by Abbey at the end of December 2007 is taken into account, this figure amounts to €74,000.

•
High capacity to obtain on-balance-sheet liquidity. The Group has on its balance sheet, aligned with its positions, a diversified portfolio of liquid assets and assets convertible into cash in the short term. Additionally, the Group has a substantial amount of eligible assets at central banks (ECB, BOE, FED), which at 2008 year-end totaled more than €83,000 million.

•
Broad access to wholesale liquidity markets based on high short- and long-term ratings. At 2008 year-end, all the rating agencies maintained the long-term rating of Santander as AA or above (Aa1 rating by Moody’s, equivalent to AA+; AA rating by the other three agencies).

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
The scenario analyses conducted through December 2008 evidenced how the Group, even in a scenario of scant demand for medium- and long-term issues, maintained ample liquidity conditions.
B. Structural foreign currency risk/ hedges of results
Structural foreign currency risk arises from the Group’s operations in foreign currencies, and relates mainly to long-term investments, and the results and hedges of those investments.
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
At 2008 year-end, the largest long-term exposures (with their potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the Mexican peso and the Chilean peso. The Group hedges a portion of these long-term exposures through foreign exchange derivatives.
Additionally, the Financial Management area at consolidated level is responsible for managing the foreign currency risk inherent in the expected results and dividends of the Group at the units whose base currency is not the euro.
C. Structured financing operations
The Santander Group’s structured financing operations are subject to low exposure and are diversified in terms of product type, sector and number of transactions. The committed exposure at 2008 year-end amounted to €19,616 million relating to 405 transactions. The breakdown is as follows: €9,725 million (120 transactions) in acquisition finance operations; €7,177 million (247 transactions) in project finance operations; and the remainder in LBOs and other modalities (including margin loans and other). No writedowns of the investment portfolio, in addition to the credit loss allowances amounting to €21 million, are considered necessary. No significant leveraged buy-outs (LBOs) were carried out in 2008.
It should be noted that a transaction amounting to €500 million was formally executed in December 2008, which released €40 million of regulatory capital as a result of the reduction in the related risk assets.

D. Exposures related to complex structured assets
In the ordinary course of its business, the Santander Group did not increase its exposure to complex structured instruments or vehicles, which continued to be highly limited. Specifically, at 2008 year-end, the Group had:
•	CDOs / CLOs: €75 million.
•
Hedge funds: the total exposure was not material (€1,133 million) and largely consisted of the financing provided to these funds (€767 million), the remainder being direct portfolio investment. This exposure involved low levels of loan-to-value risk -around 38% (collateral of €3,009 million at year-end). The risk to this type to counterparty is analyzed on a case-by-case basis, and the percentages of collateral are established according to the features and assets of each fund. In short, exposure decreased compared to the previous year.

•	Conduits: The two conduits held by the Group in 2007 and which had always been included in the scope of consolidation had not carried on any activity at 2008 year-end.
•
Monolines: Santander’s exposure to monoline insurers amounted to €457 million in December 2008 and was concentrated mainly on an indirect exposure amounting to €288 million, by virtue of the guarantee provided by entities of this kind for various traditional financing or securitization transactions. The exposure was to double-default risk in this case. The primary underlyings had high credit ratings, mostly “AA”. The small remainder was direct exposure (e.g. through the purchase of a credit default swap to protect it against the risk of default of these insurance companies).

The Santander Group’s policy with respect to the approval of new transactions relating to these products continues to be very prudent and conservative, and is subject to strict supervision by the Group’s senior management. Before approval is given for a new transaction, product or underlying, the Risk Division checks:
•	whether there is an adequate valuation model (mark-to-market, mark-to-model or mark-to-liquidity) to monitor the value of each exposure.
•	whether the inputs enabling application of the valuation model are observable in the market.
Provided the two aforementioned conditions are met, the Division ascertains:
•	the availability of adequate systems duly adapted for the calculation and daily monitoring of the results, positions and risks of the new transactions envisaged.
•	the degree of liquidity of the product or underlying, with a view to arranging the related hedge on a timely basis.
E. Alliance & Leicester
E.1.) Structured financing operations
As a result of the acquisition of the Alliance & Leicester group in the United Kingdom, the structured transactions in which this entity participated were integrated with those of the Group. This is a diversified portfolio consisting entirely of specialized lending transactions. The committed exposure at 2008 year-end was GBP 7,350 million (€7,717 million) relating to 281 transactions.
E.2.) Exposures related to complex structured assets
The acquisition of Alliance & Leicester also increased the exposure to certain complex structured products. The exposure contributed by Alliance & Leicester in these special products and vehicles was as follows:
1.	CDOs and CLOs: exposure amounting to €509 million. Of this portfolio, 72% is rated AAA and 11% is rated AA.

2.
Conduits: as a result of the acquisition of Alliance & Leicester, the Group integrated a conduit with assets amounting to €900 million at 2008 year-end, of which 71% were rated AAA and 9% had an AA rating.

3.
Monolines: Alliance & Leicester’s exposure to monoline insurers amounted to €34 million at 2008 year-end and consisted in full of double default exposures, by virtue of the guarantee provided by these entities for traditional financing or securitization transactions.

All these exposures were known and were duly provisioned at the time of the purchase.
III.5 Internal model
The Bank of Spain approved the use of the Internal Market Risk Model for the calculation of regulatory capital at 2008 year-end. The approval is effective for the Treasury area’s trading activities in Madrid, although the Group intends to progressively extend the approval to the other units.
As a result of this approval, the regulatory capital of the trading activities is now calculated using advanced approaches rather than standardized approaches, applying as a fundamental measure the VaR calculated by the Market Risk area and, additionally, capturing an incremental charge for default risk (incremental default risk).
IV. OPERATIONAL RISK
Definition and objectives
The Santander Group defines operational risk as “the risk of loss resulting from inadequate or failed internal processes, human resources or systems or from external events”. This risk generally relates to events of a purely operational nature, which differentiates it from market or credit risk, although it also includes external risks, such as natural disasters.
The basic aim pursued by the Group in operational risk control and management is to identify, measure/assess, control/mitigate and inform about this risk.
The Group’s priority, therefore, is to identify and eliminate any clusters of operational risk, irrespective of whether losses have been incurred. Measurement of this risk also contributes to the establishment of priorities in operational risk management.
For the purpose of calculating regulatory capital for operational risk, the Santander Group decided to opt initially for the Standardized Approach provided for under Basel II standards. The Group is assessing the most appropriate time to shift to Advanced Measurement Approaches (AMA) taking into account, however, that: a) the short-term priority in operational risk management is focused on mitigation; and b) most of the regulatory requirements established for use of the AMA must now be incorporated in the Standardized Approach and, at the present time, these requirements have already been included in the operational risk management approach used by the Santander Group.
Management model
The organizational model for risk management and control is the result of the adaptation to the new Basel II environment implemented by the Group, which establishes three levels of control:
•	First level: control functions performed by the Group’s units.

•	Second level: functions performed by the corporate areas.

•	Third level: integrated control functions performed by the Risk Division — Integrated Risk Control and Internal Risk Validation Area (CIVIR).
Operational risk management and control are conducted by the Technology and Operations Division. Within this division, the corporate Technology and Operational Risk area, created in 2008, is responsible for the definition of policies and for the management and control of technology and operational risks. The implementation, integration and local adaptation of the policies and guidelines established by the area are entrusted to the local operational risk officers identified in each unit.
This operational risk management structure is based on the knowledge and experience of the executives and professionals of the various Group units, with particular importance being attached to the role of the local operational risk officers.

The benefits of the Santander Group’s operational risk management model are as follows:
1.	Integrated and effective management of operational risk (identification, measurement / assessment, control / mitigation and information).

2.	Improved knowledge of actual and potential operational risks and better assignment to business and support lines.

3.	The information on operational risk helps improve processes and controls and reduce losses and income volatility.
Model implementation: global initiatives and results
The corporate function for operational risk management and control was created in 2001 and has been operating since then. The main duties and activities performed and global initiatives adopted by this function are summarized as follows:
1.	Designation of head coordinators and creation of operational risk departments.

2.	Training and experience sharing: communication of best practices in the Group.

3.	Fostering of mitigation plans: control of both the implementation of corrective measures and projects under development.
In 2008 the corporate function strengthened technology risk management and fostered the following aspects, inter alia:
1.	Security of information systems.

2.	Promotion of contingency and business continuity plans.

3.
Management of technology risk (risk associated with the use of technology -development and maintenance of applications, design, implementation and maintenance of technology platforms, production of computer processes, etc.).

Analysis and monitoring of controls in market operations
The turmoil in financial markets in 2007 and 2008 and the increased operational risk arising from the growing complexity of financial instruments prompted the Group to steadily strengthen the operational control of its financial market activities, thus bolstering the highly stringent and conservative risk and operational principles already applied on a regular basis by the Santander Group.
In addition to monitoring all operational control-related matters, in all its units the Group placed greater emphasis on a number of aspects, the reviews conducted being validated on a monthly basis by the management committee of each unit. The most noteworthy of these aspects are as follows:
1.	Review of the valuation models and, in general, of the values of the portfolios.

2.	Processes for the capture and independent validation of prices.

3.	Adequate confirmation of transactions with counterparties.

4.	Review of transaction cancellations/modifications.

5.	Review and monitoring of the effectiveness of guarantees, collateral and risk mitigators.
Role of insurance in operational risk management
The Santander Group was a pioneer in considering insurance as a key factor in operational risk management. Since 2004 the operational risk area has worked closely with the insurance area in the Santander Group in all activities leading to improvements in the two areas.

V. REPUTATIONAL RISK
The Santander Group considers reputational risk management to be an essential feature of its activities in all areas of the organization.
The risk committee, in its capacity as the body ultimately responsible for global risk management and for all banking operations, assesses, with the support of the general secretary’s division, the reputational risk within its scope of competence in areas for which it has decision-making powers.
The audit and compliance committee supervises the Group’s reputational risk. Amongst other functions, it monitors compliance with the Group’s Code of Conduct in Securities Markets, the manuals and procedures for the prevention of money laundering and, in general, the Bank’s governance and compliance rules, and makes any required proposals for improvement.
The main instruments for the management of this risk with regard to the marketing of products and services for Group customers are as follows:
Global new products committee (CGNP)
Any new product or service that a Santander Group entity intends to market must be authorized by this committee.
In 2008 the committee held 15 meetings, at which a total of 190 products or product families were analyzed.
A local new products committee is set up in each country in which a Santander Group entity is based. Once a new product or service has undergone the required procedures, this committee must seek the approval of the global new products committee. In Spain, the functions of the local new products committee are discharged by the global new products committee.
The areas represented on the global new products committee, which is chaired by the general secretary, are: Tax Advisory, Legal Advisory, Customer Care, Internal Audit, Commercial Banking, Global Corporate Banking, CIVIR/Integrated Risk Control, Compliance, the Controller’s Unit, Financial Transactions and Markets, Operations and Services, Global Wholesale Banking Risks, Corporate Banking Risks and IFIs, Credit Risk, Market Risks, Risks — Systematic, Solvency Risk, Technology and Operational Risk, Santander Private Banking, Technology, Global Treasury, Universities and, lastly, the unit proposing the new product or a representative of the local new products committee.
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
The global new products committee pays particular attention to the suitability of the new product or service for the environment in which it is to be marketed. To this end, it places particular emphasis on ensuring that:
1.	Each product or service is sold by people who know how to sell it.

2.	Customers know what they are investing in and are aware of the risk involved in the particular product or service, and this can be evidenced by supporting documentation.

3.	The product or service fits the customer’s risk profile.

4.
Each product or service is sold where its sale is possible, not only from a legal or tax standpoint (i.e. it complies with the legal or tax regime of the country in question), but also with regard to the local financial culture.

5.	When a given product or service is approved, maximum placement limits are set.

Procedures manual for the sale of financial products
This manual, which has been used at Banco Santander since 2004 in the retail sale of financial products in Spain, was fully updated in 2007 as a result of the entry into force on November 1 of Directive 2004/39 on Markets in Financial Instruments (“MiFID”), which establishes new requirements governing the sale of financial products.
This manual is applied to investment services for financial products, including: fixed-income or equity securities or other financial instruments, money market instruments, shares or units in collective investment undertakings, traded derivatives, OTC derivatives and atypical financial contracts. Nevertheless, the global new products committee may opt to include other financial products within the scope of the procedures manual, as was the case with structured deposits, savings and investment insurance, and pension plans.
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
The customer and product segmentation is the result of uniting the internal classification already used by Santander prior to MiFID (internal customer segmentation and product segmentation into green, yellow or red products) with that established by the Directive (segmentation of customers into retail clients, professional clients and eligible counterparties, and product segmentation into complex and non-complex products), giving rise to a level of protection that surpasses the minimum required under MiFID.
The various types of commercial treatment, arranged on a scale of descending involvement of the Bank, are as follows: (i) advised sale, which includes, in turn, portfolio advice and management; and (ii) non-advised sale, which encompasses marketing and mere performance of the sale.
In 2008, 164 products subject to this manual were submitted for approval. Although most of these products were investment funds, authorization was also granted for the marketing of other kinds of products, such as warrants, derivatives, structured deposits and savings and investment insurance.
Of these 164 products, 80 were new products submitted to the global new products committee and 84 were existing products submitted to the Office for the Manual (this specific body created to oversee implementation of the manual forms part of the Compliance department). Of the 164 products, 5 were not approved because of their high reputational risk. Of the 159 products approved, 33 were not assigned a specific color, a different color being assigned on the basis of the target customers. The remaining 126 products were categorized as follows: 47 were classified as green products (37%), 43 as yellow products (34%) and 36 as red products (29%). The red, yellow and green colors are assigned, not only on the basis of the risk of loss inherent in a product, but also taking into account the relative degree of difficulty experienced by the public in understanding its features.
Of the 159 products approved, 86 were classified under MiFID as complex products and 57 as non-complex products. The remaining 16 products are savings or investment insurance or pension plans subject to the manual but not governed by MiFID and, therefore, they are not classified as complex or non-complex.
VI. INTEGRATED RISK CONTROL
The integrated risk control function is located in the Integrated Risk Control and Internal Risk Validation Unit, which is an autonomous unit within the Risk Division. It has global-reaching, corporate responsibilities. This new function was created to provide risk management support to the Group’s governing bodies.
The mission of integrated risk control is (a) to guarantee that the management and control systems for the various risks inherent in the Santander Group’s activities comply with the most stringent criteria and the best practices observed in the industry and/or established by regulators; (b) to ensure that senior management has an all-embracing view of the profiles of the various risks assumed at any time and that these profiles are consistent with the pre-determined risk appetite; and (c) to supervise adequate compliance, in due time and form, with any recommendations on risk management made as a result of inspections conducted by Internal Audit and by the competent supervisory authorities.

The main features of the function, which is currently in the implementation phase, are as follows:
1.	Global approach: all risks, all businesses, all geographical areas.

2.
It is a third layer of control, which follows the control performed at first instance by the officer responsible for managing each risk at each business or functional unit (first layer of control) and by the officer responsible for the control of each risk at corporate level (second layer of control). This system ensures a vision and, therefore, the integrated control of all the risks arising or incurred as a result of the Santander Group’s business activities.

3.
A special focus is placed on credit risk (including concentration and counterparty risks), market risk (including structural and liquidity risks), operational and technology risks, and compliance and reputational risks.

4.	Special attention is paid to the future development of best practices in the financial services industry, so that the Group is in a position to promptly incorporate any relevant advance.
The integrated risk control function provides support to the risk committee by monitoring and assessing the risk management and control systems, proposing, if appropriate, improvements thereto, and supervising their implementation, all through the preparation of an integrated risk map for the Group.
The Group has developed internally a methodology to systematize this function and a set of tools to formalize its implementation, making it traceable and objectifiable: guidelines for tests or reviews to be performed for each risk; the risk control monitor, serving as a repository for the findings of each test and of the related working papers; and SEGRE, which enables the Group to follow up the recommendations made by Internal Audit or by the supervisory authorities, in addition to the recommendations made by the Integrated Risk Control function itself.
VII. COMPLIANCE WITH THE NEW REGULATORY FRAMEWORK
The Santander Group has assumed from the outset a firm commitment to the principles underlying the “Revised Framework of International Convergence of Capital Measurement and Capital Standards” (Basel II). This framework allows entities to make internal estimates of the capital they are required to hold in order to safeguard their solvency against events caused by various types of risk. As a result of this commitment, the Santander Group has devoted all the human and material resources required to ensure the success of the Basel II implementation plan. For this purpose, a Basel II team was created in the past, consisting of qualified professionals from the Group’s different areas: mainly Risks, Technology and Operations, the Controller’s Unit, Financial Management, Internal Audit -to verify the whole process, as the last layer of control at the entity-, and Business -particularly as regards the integration of the internal models into management. Additionally, specific work teams have been set up to guarantee the proper management of the most complex aspects of the implementation.
Supplementing the efforts of the Basel II operating team, Santander Group senior management has displayed total involvement from the very beginning. Thus, the progress of the project and the implications of the implementation of the New Capital Accord for the Santander Group have been reported to the management committee and to the board of directors on a regular basis.
In the specific case of credit risk, the implementation of Basel II entails the recognition, for regulatory capital purposes, of the internal models that have been used for management purposes.
The Group intends to apply, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its banks, until the percentage of net exposure of the loan portfolio covered by this approach is close to 100%. The supervisory validation process performed by the Bank of Spain and by the Financial Services Authority (FSA) was completed in early 2008. The institutions that have implemented this new system of regulatory capital calculation since June 2008 (the earliest date permitted by the Bank of Spain) are Santander (parent bank), Banesto and Abbey, whose combined portfolios accounted for substantially all the Group’s total exposure at the approval date. The other significant units will progressively adopt the AIRB approach in accordance with a timetable agreed upon with the Bank of Spain and notified to the various local supervisors.
Given the medium-low risk profile characterizing Santander’s business activities, since it focuses primarily on commercial banking (corporations, SMEs and individuals), the authorization granted by the Bank of Spain gave rise to significant capital savings under the so-called Pillar 1, which establishes the capital requirements to cover credit, market and operational risks. Similarly, the significant diversification of the Group’s risk and business profiles will enable it to offset the additional capital requirements arising from the Internal Capital Adequacy Assessment Process (presented under Pillar 2), which takes into account the impact of risks not addressed under Pillar 1 and the benefits arising from the diversification among risks, businesses and geographical locations.

In addition to the supervisory validation and approval process, the Santander Group continued in 2008 with the project for the progressive implementation of the technology platforms and methodological developments required for the roll-out of the AIRB approaches for regulatory capital calculation purposes at the remaining Group units. Therefore, the Group expects to apply advanced approaches for the calculation of regulatory capital requirements at its business units in Portugal in the first half of 2009, after the required approval from the supervisory authorities has been obtained.
As regards the other risks explicitly addressed under Pillar 1 of Basel II, the Santander Group was authorized to use its internal model for market risk with respect to the Treasury area’s trading activities in Madrid, although it intends to extend this approval to the other units. As far as operational risk is concerned, the Group decided to use the standardized approach for regulatory capital calculation purposes, since it considers that the use of AMA approaches for this risk is somewhat premature.
Pillar 2 is another significant line of action under the Basel II Corporate Framework. In addition to reviewing and strengthening the methodology supporting the economic capital model, the technology was brought into line with the platform supporting Pillar 1, so that all the information on credit risk will come from this source in the case of units using authorized internal models under Pillar 1. In 2008 the Santander Group’s economic capital model was submitted to a thorough review by an international team of CEBS supervisors led by the Bank of Spain, in addition to the internal review conducted at the end of 2008 by the Group’s internal validation and internal audit teams.
Internal validation of risk models
Internal validation is a pre-requisite for the supervisory validation process. A specialized unit of the Entity, with sufficient independence, obtains a technical opinion on the adequacy of the internal models for the intended internal or regulatory purposes, and concludes on their usefulness and effectiveness. This unit must also assess whether the risk management and control procedures are adequate for the Entity’s risk strategy and profile.
In addition to complying with the regulatory requirement, the internal validation function provides an essential support to the risk committee and the local risk committees in the performance of their duties to authorize the use of the models (for management and regulatory purposes) and in their regular reviews, since senior management must ensure that the Entity has appropriate procedures and systems in place for the monitoring and control of credit risk.
Internal model validation at the Santander Group encompasses credit risk models, market risk models, option pricing models and the economic capital model. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the quality of the data they provide, on which their effective operation relies, and, in general, all the relevant aspects of advanced risk management (controls, reporting, uses, involvement of senior management, etc.). Therefore, the aim of internal validation is to review quantitative, qualitative, technological and corporate governance-related aspects.
The internal validation function is located, at corporate level, within the Integrated Risk Control and Internal Risk Validation area (CIVIR) and reports directly to the third deputy chairman of the Group and to the chairman of the risk committee. This function is performed at a global and corporate level in order to ensure uniformity of application. The need to validate models implemented at thirteen different units subject to nine different local supervisors, combining efficiency and effectiveness, made it advisable to create three corporate validation centers located in Madrid, London and Sao Paulo. This facilitates the application of a corporate methodology that is supported by a set of tools developed internally by the Santander Group which provide a robust corporate framework for application at all the Group’s units and which automate certain verifications to ensure efficient reviews.
It should be noted that the Santander Group’s corporate internal validation framework is fully consistent with the internal validation criteria for advanced approaches issued by the Bank of Spain. Accordingly, the Group maintains the segregation of functions between internal validation and internal audit, which, in its role as the last layer of control at the Group, is responsible for reviewing the methodology, tools and work performed by internal validation and for giving its opinion on the degree of effective independence.
VIII. ECONOMIC CAPITAL
The concept of economic capital has traditionally been contrasted with that of regulatory capital, the latter being the measure required by solvency regulations. The new Basel II capital framework has without doubt brought the two concepts closer together, although certain significant differences still remain, such as the recognition of the effects of diversification or concentration, which is allowed under economic capital models.

The Group’s economic capital model enables it to quantify the consolidated risk profile taking into account all the significant risks of the business, as well as the diversification effect inherent in a multi-national, multi-business group such as Santander. The Group used this model to prepare its Internal Capital Assessment Report in accordance with Bank of Spain regulations within the framework of Pillar 2 of Basel II.
The concept of diversification is fundamental to the proper measurement of the risk profile of a group with global operations. Although it is an intuitive concept that has been a part of risk management since the very beginnings of the banking business, diversification can also be explained in terms of the imperfect correlation between the various risks, which means that the largest loss events do not occur simultaneously in all portfolios or for all types of risk. Consequently, the sum of the economic capital of the various portfolios and types of risk, taken separately, is higher than the Group’s total economic capital. In other words, the risk borne by the Group as a whole is less than the risk of the sum of its various components considered separately.
Additionally, the economic capital measurement and aggregation model also considers the concentration risk for wholesale portfolios (large corporations, banks and sovereigns), in terms of both the size of their exposure and their sector-based or geographical concentration.
Analysis of the global risk profile
Following is a description of the distribution, by type of risk and main business units, of the Group’s global risk profile at December 31, 2008, measured in terms of economic capital.
The lending business, which accounts for 66% of the Group’s economic capital requirement, continues to be the main source of risk. Its relative importance increased with respect to 2007, due mainly to the inclusion in consolidation of Banco Real (previously accounted for using the equity method). Market risk represents 17% of the Group’s total risk exposure and includes, in addition to trading risk, structural foreign exchange position risk, equities risk and non-current assets risk.
The distribution of the economic capital among the main business areas reflects the diversified nature of the Group’s risk. Continental Europe and Latin America each account for slightly more than one third of total risk, and the United Kingdom 11%, while the corporate area of Financial Management and Holdings (which assumes the risk of the structural foreign exchange position and of most of the equity investments, among other assets) represents the remaining 20%.
At December 31, 2008, the Group’s total economic capital, including the portion relating to minority interests, amounted to €40,041 million.
The Group’s geographical diversification reduces the economic capital requirement by 25% with respect to that which would be obtained from the sum of the Group’s individual risks, while the capital saving resulting from diversification among different types of business is 21% of consolidated economic capital. The two percentages cannot be aggregated, since the bases for their calculation are different.
The Group periodically assesses the level and evolution of the value creation (VC) and return on risk-adjusted capital (RORAC) of its main business units. The VC is the profit generated over and above the cost of the economic capital (EC) used, and is calculated using the following formula:
Value creation = Economic profit — (average EC x cost of capital)
Economic profit is obtained by making the required adjustments to accounting attributable profit in order to reflect only the recurring profit or loss that each unit obtains from its business activity. Cost of capital, which is the minimum remuneration required by the shareholders, can be calculated objectively by adding to the risk-free return the premium that shareholders demand for investing in the Group. This premium depends essentially on the degree of volatility of the market price of the Santander share in relation to the market trend. The cost of capital calculated for 2008 was 9.2%.
All the main business units generated value in 2008, i.e. they obtained a RORAC that exceeded the cost of capital.
Value creation, i.e. economic profit less the cost of the average capital used to obtain it, grew by 8% in 2008 to reach €4,713 million. The Group’s return on risk-adjusted capital (RORAC) amply exceeded the estimated cost of capital for 2008, standing at 21.1% (2007: 24.1%, using uniform methodology). This decline was due to the additions to the Group’s scope of consolidation and to the delay in the appearance of the synergies expected to arise from the integration processes (Banco Real in Brazil and Alliance & Leicester in the UK).

The main aim of the Group’s capital planning is to obtain future projections of economic and regulatory capital and thus assess capital adequacy situations. Capital planning incorporates the Bank’s earnings forecasts in various scenarios, in a manner consistent with both its strategic targets (organic and inorganic growth, pay-out ratio, etc.) and the changes in the economic situation, and in stress situations, and identifies possible capital management strategies to enable it to optimize the Bank’s solvency position and the return on capital.
More specifically, the capital planning framework defined at the Santander Group makes it possible to provide an overview of the capital adequacy situation in various time horizons and stress scenarios.
RORAC (return on risk-adjusted capital) methodology
The Santander Group has used RORAC methodology in its credit risk management since 1993, with the following objectives:
•	Analysis and setting of prices in the decision-making process for transactions (loan approval) and customers (monitoring).

•	Estimation of the use of capital for each customer, portfolio, business segment or unit, in order to facilitate an optimal allocation of economic capital.

•	Calculation of the level of allowances required in accordance with the average expected losses.
Drilling down to individual transaction level, the calculation of economic capital is based on the same variables as those required to calculate expected loss, i.e. the customer’s rating and the term and guarantees of the transaction. By aggregation, it is possible to calculate the economic capital for the customer’s other transactions and, if the appropriate diversification/correlation factors are taken into account, the economic capital for a portfolio of customers, a business unit or the Bank as a whole.
The margin on transactions should not only cover costs, including the expected loss or cost of the risk, but should also be sufficient to achieve an adequate return on the economic capital used up in those transactions.
Thus, RORAC methodology makes it possible to assess whether the return obtained on a transaction covers the cost of the risk -expected loss- and the cost of the economic capital invested in the transaction by the entity.
The minimum rate of return on capital that should be obtained on a transaction is determined by the cost of capital. If a transaction or portfolio obtains a positive return, it will be contributing to the Group’s profit, although it will not actually create shareholder value unless this return covers the cost of capital.
RORAC methodology facilitates the comparison, on a like-for-like basis, of the performance of transactions, customers, portfolios and businesses, and identifies those which achieve a risk-adjusted return higher than the Group’s cost of capital, thus aligning risk management and business management with the ultimate aim of maximizing value creation.

55.	Other Disclosures
This Note includes relevant information about additional disclosure requirements.
55.1	Consolidated financial statements
Following are the consolidated balance sheets and consolidated statements of income of the Group under the IFRS reformatted to conform to the presentation guidelines for bank holding companies set forth in Regulation S-X of the Securities and Exchange Commission of the United States of America.
The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates but any differences should not be material.

CONSOLIDATED BALANCE SHEET

	Thousands of Euros
	2008	2007	2006
Assets
Cash and due from banks	41,131,292	25,341,083	12,092,021
Interest earning deposits in other banks	43,553,958	16,766,716	18,744,258
Securities purchased under agreements to resell	19,391,367	26,147,541	29,553,485
Trading account assets	177,451,940	183,629,876	185,793,404
Banks	13,998,287	19,159,632	14,813,223
Loans	9,537,868	31,726,104	38,555,526
Derivatives	95,815,309	46,726,118	34,984,291
Debt securities	49,050,280	73,403,234	81,237,212
Equity securities	9,050,196	12,614,788	16,203,152
Investment securities	66,572,866	46,017,246	39,320,069
Available-for-sale	66,572,866	46,017,246	39,320,069
Net Loans and leases	607,424,343	528,318,209	483,797,093
Loans and leases, net of unearned income	619,890,400	537,013,413	491,960,537
Less-Allowance for loan losses	(12,466,057)	(8,695,204)	(8,163,444)
Premises and equipment, net	11,953,856	9,272,962	8,941,963
Investment in affiliated companies	1,323,452	15,689,127	5,006,109
Other assets	78,381,486	59,206,661	48,019,778
Intangible Assets	1,787,068	2,202,334	2,444,106
Goodwill in consolidation	18,836,199	13,830,708	14,512,735
Accrual Accounts	1,952,843	1,749,193	1,581,843
Hedge derivatives	9,698,132	3,063,169	2,987,964
Others	46,107,244	38,361,257	26,493,130

Total assets	1,047,184,560	910,389,421	831,268,180

Liabilities
Deposits	468,641,990	371,573,338	353,855,908
Non interest deposits	4,608,242	4,507,057	4,256,369
Interest bearing	464,033,748	367,066,281	349,599,539
Demand deposits	99,670,268	91,576,243	91,633,288
Savings deposits	115,673,794	90,727,525	93,717,633
Time deposits	248,689,686	184,762,513	164,248,618
Certificates of deposit	—	—	—
Short-term debt	125,291,176	131,774,426	127,819,292
Long-term debt	233,516,879	237,120,341	199,775,014
Other liabilities	159,733,023	112,363,165	102,745,664
Taxes Payable	5,768,665	6,156,365	4,539,051
Accounts Payable	8,738,047	7,656,262	6,405,232
Accrual Accounts	4,669,160	4,050,992	2,999,080
Pension Allowance	8,751,128	9,294,198	11,409,770
Stock borrowing liabilities	—	—	—
Derivatives	95,125,044	52,937,798	42,231,967
Liabilities under insurance contracts	16,849,511	13,033,617	10,704,258
Other Provisions	6,538,142	4,751,151	5,212,208
Short securities positions	3,035,231	5,613,234	11,473,062
Others	10,258,095	8,869,548	7,771,036

Total liabilities	987,183,068	852,831,270	784,195,878

Minority interest	2,414,606	2,358,269	2,220,743

Stockholders’ equity
Capital stock	3,997,030	3,127,148	3,127,148
Additional paid-in-capital	28,103,802	20,370,128	20,370,128
Other additional capital	(3,114,636)	(1,537,999)	(1,442,379)
Current year earnings	8,876,414	9,060,258	7,595,947
Other reserves	19,724,276	24,180,347	15,200,715

Total stockholders’ equity	57,586,886	55,199,882	44,851,559

Total liabilities and Stockholders’ equity	1,047,184,560	910,389,421	831,268,180

The Group has issued Mortgage backed securities, called “Cédulas Hipotecarias”. These securities issued pursuant the Mortgage Market law amount as a maximum 90% of the amount of the mortgage loans assigned as guarantee of them. As of December 31, 2008, 2007 and 2006, the minimum amount of mortgage loans allocated as guarantee of those securities was €48,682 million, €48,017 million and €41,837 million, respectively.

Additionally, as of December 31, 2008, 2007 and 2006, the investment debt securities assigned to certain Group or third-party commitments amounted to €25,161 million, €16,866 million and €695 million, respectively.
CONSOLIDATED STATEMENTS OF INCOME

	Thousands of Euros
	2008	2007	2006
Interest income:
Interest and fees on loans and leases	43,570,988	36,236,456	27,368,822
Interest on deposits in other banks	5,648,122	3,347,664	3,793,418
Interest on securities purchased under agreements to resell	1,817,017	2,077,343	1,349,838
Interest on investment securities	5,619,405	5,050,032	5,461,868
Dividends	95,889	146,648	164,606

Total interest income	56,751,421	46,858,143	38,138,552

Interest expenses:
Interest on deposits	(19,284,196)	(14,589,567)	(13,110,588)
Interest on short-term borrowings	(5,496,602)	(4,979,889)	(4,483,245)
Interest on long-term debt	(12,174,907)	(10,864,835)	(6,652,185)

Total interest expense	(36,955,705)	(30,434,291)	(24,246,018)

Net interest income	19,795,716	16,423,852	13,892,534
Provision for credit losses	(5,975,688)	(3,499,080)	(2,467,297)

Net interest income after provision for credit losses	13,820,028	12,924,772	11,425,237

Non interest income:
Commissions and fees from fiduciary activities	1,618,479	1,984,910	1,879,163
Commissions and fees from securities activities, net	711,825	980,392	777,687
Fees and commissions from insurance activities	10,002,573	6,808,699	5,836,817
Other Fees and commissions, net	4,231,061	3,598,671	3,159,440
Gains (losses) from:
Affiliated companies’ securities	3,797,025	311,197	534,276
Investment securities	(6,697,212)	818,288	3,518,449
Foreign exchange, derivatives and other, net	7,755,436	1,170,408	(2,977,281)
Sale of premises	904,821	1,804,108	88,894
Other income	1,190,822	2,547,144	3,978,476

Total non interest income	23,514,830	20,023,817	16,795,921

Non interest expense:
Salaries and employee benefits	(7,933,882)	(7,379,582)	(7,583,372)
Occupancy expense of premises, depreciation and maintenance, net	(1,700,725)	(1,490,461)	(1,494,886)
General and administrative expenses	(3,914,264)	(3,597,938)	(3,135,511)
Impairment of goodwill	(72,726)	(599,989)	200,006
Impairment / amortization of intangible assets	(1,581,234)	(646,609)	(519,950)
Provisions for specific allowances	(1,082,318)	(586,437)	(94,352)
Payments to Deposit Guarantee Fund	(205,594)	(168,617)	(178,274)
Insurance claims	(8,472,523)	(5,601,487)	(5,196,701)
Other expenses	(1,141,840)	(1,702,228)	(1,222,732)

Total non interest expense	(26,105,106)	(21,773,348)	(19,225,772)
Income before income taxes	11,229,752	11,175,241	8,995,386
Income tax expense	(1,884,223)	(2,335,686)	(2,254,598)
Net consolidated income for the year	9,345,529	8,839,555	6,740,788
Net income attributed to minority interest	(452,969)	(487,614)	(413,145)
Income from discontinued operation, net of taxes	(16,146)	708,317	1,268,304
NET INCOME ATTRIBUTED TO THE GROUP	8,876,414	9,060,258	7,595,947

Following are the summarized balance sheets of Banco Santander, S.A. as of December 31, 2008, 2007 and 2006.

CONDENSED BALANCE SHEETS (Parent company only)	2008	2007	2006
	(Thousands of Euros)
Assets
Cash and due from banks	78,827,627	52,548,200	40,677,959
Trading account assets	79,641,722	51,349,204	35,657,947
Investment securities	16,061,930	17,074,175	10,149,175
Net Loans and leases	183,754,083	163,903,007	141,139,269
Investment in affiliated companies	62,232,929	59,256,377	39,339,174
Premises and equipment, net	728,588	714,212	1,503,788
Other assets	13,943,826	18,543,369	16,208,699

Total assets	435,190,705	363,388,544	284,676,011

Liabilities
Deposits	213,464,786	173,660,916	153,757,709
Short-term debt	34,337,021	35,077,018	16,823,769
Long-term debt	57,769,675	57,005,977	43,272,302
Other liabilities	84,257,494	59,762,058	40,452,656

Total liabilities	389,828,976	325,505,969	254,306,436

Stockholders’ equity
Capital stock	3,997,030	3,127,148	3,127,148
Retained earnings and other reserves	41,364,699	34,755,427	27,242,427

Total stockholders’ equity	45,361,729	37,882,575	30,369,575

Total liabilities and Stockholders’ equity	435,190,705	363,388,544	284,676,011
Following are the summarized statements of income of Banco Santander, S.A. for the years ended December 31, 2008, 2007 and 2006.

CONDENSED STATEMENTS OF INCOME (Parent company only)	2008	2007	2006
	(Thousands of Euros)

Interest income
Interest from earning assets	15,233,869	11,766,647	8,380,873
Dividends from affiliated companies	4,541,565	2,863,829	3,630,403

	19,775,434	14,630,476	12,011,276
Interest expense	(13,318,953)	(10,028,500)	(6,877,205)

Net interest income	6,456,481	4,601,976	5,134,071
Provision for credit losses	(1,387,505)	(288,386)	(506,281)

Net interest income after provision for credit losses	5,068,976	4,313,590	4,627,790
Non interest income:	4,369,576	2,996,666	1,968,709
Non interest expense:	(4,555,202)	(3,231,707)	(3,337,769)

Income before income taxes	4,883,350	4,078,549	3,258,730
Income tax expense	(57,132)	(8,302)	(2,540)

Net income	4,826,218	4,070,247	3,256,190

Following are the summarized cash flow statements of Banco Santander, S.A. for the years ended December 31, 2008, 2007 and 2006.

CONDENSED CASH FLOW STATEMENTS (Parent company only)	2008	2007	2006
	(Thousands of Euros)
1. Cash flows from operating activities
Consolidated profit	4,826,218	4,070,247	3,256,190
Adjustments to profit	2,895,285	164,914	1,355,483
Net increase/decrease in operating assets	63,231,280	49,949,433	79,815
Net increase/decrease in operating liabilities	61,252,781	56,657,109	(4,701,176)
Total net cash flows from operating activities (1)	5,800,136	10,951,139	(169,318)

2. Cash flows from investing activities
Investments (-)	(3,686,280)	(22,068,312)	(5,334,303)
Divestments (+)	524,116	3,438,200	743,157
Total net cash flows from investment activities (2)	(3,162,164)	(18,630,112)	(4,591,146)

3. Cash flows from financing activities
Disposal of own equity instruments	61,471	21,640	—
Acquisition of own equity instruments	—	—	(21,640)
Issuance of debt securities	200,039	13,132,494	11,613,661
Redemption of debt securities	—	—	(4,357,781)
Dividends paid	(4,243,021)	(3,456,731)	(2,779,334)
Issuance/Redemption of equity instruments	8,182,694	7,560,549	19,085
Total net cash flows from financing activities (3)	4,078,241	17,257,952	4,473,991

4. Effect of exchange rate changes on cash and cash equivalents (4)	(468,668)	445,695	(88,802)

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	6,247,545	10,024,676	(375,277)
Cash and cash equivalents at beginning of period	12,306,554	2,281,878	2,657,154
Cash and cash equivalents at end of period	18,554,099	12,306,554	2,281,877

55.2	Preference Shares and Preferred Securities
The following table shows the balance of the preference shares and preferred securities as of December 31, 2008, 2007 and 2006:

	2008	2007	2006
	(Thousands of Euros)
Preference shares	1,051,272	522,558	668,328
Preferred securities	7,621,575	7,261,382	6,836,570

Total at year-end	8,672,847	7,783,940	7,504,898

Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost — Subordinated Liabilities” caption in the consolidated balance sheet as of December 31, 2008, 2007 and 2006.
Preference Shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties except for the shares of Abbey amounting to GBP 325 million, are redeemable at the discretion of the issuer, based on the conditions of the issuer. None of these issues are convertible into Bank shares or granted privileges or right which, in certain circumstances, make them convertibles into shares.
This category includes non-cumulative preferred non-voting shares issued by Banesto Holdings, Abbey National plc and Alliance & Leicester plc.
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

Except the issues of Santander PR Capital Trust I, which redeems in 2036, all preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. All securities have been fully subscribed by third parties outside the Group. In the consolidated balance sheets, these securities are shown net of any temporary operations relating to liquidity guarantees (see Note 23 and Exhibit III), and are described in the table below:

	Outstanding at December 31, 2008
		Amount in
Preference Shares		currency
Issuer/Date of issue	Currency	(million)	Interest rate		Redemption Option (1)

Banesto Holding, Ltd, December 1992	US Dollar	77.3	10.50%		June 30, 2012
Abbey National plc, October 1995	Pounds Sterling	100	10.375%		No option
Abbey National plc, February 1996	Pounds Sterling	100	10.375%		No option
Abbey National plc, June 1997	Pounds Sterling	125	8.625%		No option
Alliance & Leicester plc, March 2004	Pounds Sterling	300	5.827%		March 22, 2016
Alliance & Leicester plc, May 2006	Pounds Sterling	300	6.222	%(2)	May 24, 2019

	Outstanding at December 31, 2008
		Amount in
Preferred Securities		currency
Issuer/Date of issue	Currency	(million)	Interest rate	Maturity date
Banesto Group
Banesto Preferentes, S.A. December 2003	Euro	131.14	Euribor (3M) + 0.2%	Perpetuity
Banco Español de Crédito, October 2004	Euro	125	€CMS 10 + 0.125%	Perpetuity
Banco Español de Crédito (1), November 2004	Euro	200	5.5%	Perpetuity

Santander Finance Capital, S.A. (Unipersonal)
October 2003	Euro	450	Euribor (3M) + 0.1%	Perpetuity
February 2004	Euro	400	Euribor (3M) + 0.1%	Perpetuity
July 2004	Euro	750	Euribor (3M) + 0.1%	Perpetuity
September 2004	Euro	680	Euribor (3M) + 0.1%	Perpetuity
April 2005	Euro	1,000	Euribor (3M) + 0.1%	Perpetuity

Santander Finance Preferred, S.A. (Unipersonal)
March 2004	US Dollar	190	6.41%	Perpetuity
September 2004	Euro	300	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum	Perpetuity
October 2004	Euro	200	5.75%	Perpetuity
November 2006	US Dollar	500	6.80%	Perpetuity
January 2007	US Dollar	600	6.50%	Perpetuity
March 2007	US Dollar	350	US3M + 0.52%	Perpetuity
July 2007	Pounds Sterling	250	7.01%	Perpetuity

Abbey Group
Abbey National Capital Trust I, February 2000	US Dollar	1,000	Fixed to 8.963% until June 30, 2030, and from this date, 2.825% + Libor USD (3M)	Perpetuity
Abbey National Plc, February 2001(3)	Pounds Sterling	300	7.037%	Perpetuity
Abbey National Plc, August 2002	Pounds Sterling	175	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M)	Perpetuity

Santander PR Capital Trust I
February 2006	US Dollar	125	6.750%	July 2036

(1)	From these date the issuer can redeem the shares, subject to prior authorization by the national supervisor.

(2)
That issuance is a Fixed/Floating Rate Non-Cumulative Callable Preference Shares. Dividends will accrue on a principal amount equal to £1,000 per Preference Share at a rate of 6.222 per cent. per annum in respect of the period from (and including) May 24, 2006 (the Issue Date) to (but excluding) May 24, 2019 (the First Call Date) and thereafter at a rate reset quarterly equal to 1.13 per cent. per annum above the London interbank offered rate for three-month sterling deposits. From (and including) the Issue Date to (but excluding) the First Call Date, dividends, if declared, will be paid annually in arrear on May 24, in each year. Subject as provided herein, the first such dividend payment date will be May 24, 2007 and the last such dividend payment date will be the First Call Date. From (and including) the First Call Date, dividends, if declared, will be paid quarterly in arrear on May 24, August 24, November 24 and February 24, in each year. Subject as provided herein, the first such dividend payment date will be August 24, 2019.

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

The condensed financial statements of Santander Finance Capital, S.A. (Unipersonal) and Santander Finance Preferred, S.A. (Unipersonal) for the years ended December 31, 2008, 2007 and 2006 are the following:
SANTANDER FINANCE CAPITAL, S.A. (UNIPERSONAL)
Santander Finance Capital, S.A. (Unipersonal) was established in Spain on July 8, 2003.
The common stock of the company is wholly owned by Banco Santander, S.A.
Presented below are the condensed balance sheet, condensed statements of income and statements of changes in the stockholders’ equity for Santander Finance Capital, S.A. (Unipersonal), prepared in conformity with IFRS.
Balance sheets

	Thousands of Euros
SANTANDER FINANCE CAPITAL, S.A. (UNIPERSONAL)	2008	2007
Assets:
Cash	56,490	43,480
Deposits with Parent Bank	3,214,769	3,214,769
Accrual accounts	27,756	25,901
Other assets	—	18

Total Assets	3,299,015	3,284,168

Liabilities and stockholders’ equity:

LIABILITIES:
Public entities	1,567	1,436
Accrual accounts	26,153	24,037
Non-commercial debts	—	—
Commercial debts	40	37
Debts with Group companies	18	30
Provisions for taxes	—	—
Preferred securities	3,270,842	3,258,354

Total Liabilities	3,298,620	3,283,894
STOCKHOLDERS’ EQUITY:
Capital stock	151	151
Retained earnings	123	70
Net income	121	53

Total Stockholders’ Equity	395	274

Total Liabilities and Stockholders’ Equity	3,299,015	3,284,168

Statement of income

	Thousands of Euros
SANTANDER FINANCE CAPITAL, S.A. (UNIPERSONAL)	2008	2007

Interest income	175,020	151,399
Interest expenses	(174,770)	(151,258)
Non interest expenses	(77)	(63)
Corporate income tax	(52)	(25)

Net income / (loss)	121	53

Statement of changes in stockholders’ equity

					Total
	Capital stock		Retained		Stockholders’
Changes in Stockholders’	Common		Earnings	Net income	Equity
Equity	Shares	Thousands of Euros
Balance at January 1, 2007	1,505	151	31	39	221

2006 Income allocation	—	—	39	(39)	—

Net income 2007	—	—	—	53	53

Balance at December 31, 2007	1,505	151	70	53	274

2007 Income allocation	—	—	53
Net income 2008	—	—	—	121	121

Balance at December 31, 2008	1,505	151	123	121	395

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
Preferred Securities

		Thousands of
Issuances	Issue Date	Euros at 12/31/08

Series I	10/3/2003	450,000
Series II	02/18/2004	400,000
Series III	07/30/2004	750,000
Series IV	09/30/2004	680,000
Series V	04/12/2005	1,000,000

Total		3,280,000

Issuances expenses
Series I		—
Series II		(213)
Series III		(1,747)
Series IV		(2,049)
Series V		(5,149)

Total		(9,158)

Total		3,270,842

•	On October 3, 2003, Santander Finance Capital, S.A. (Unipersonal) issued 18,000,000 preference securities, at €25 par value.

•	On February 18, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 16,000,000 preference securities, at €25 par value.

•	On July 30, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 30,000,000 preference securities, at €25 par value.

•	On September 30, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 27,200,000 preference securities, at €25 par value.

•	On April 12, 2005, Santander Finance Capital, S.A. (Unipersonal) issued 40,000,000 preference securities, at €25 par value.

•	These issues are perpetual and can be redeemable at the option of the issuer, subject to the consent of the Bank of Spain, in whole or in part, at any time after five years from the issue date.

•	All the issues of Santander Finance Capital, S.A. (Unipersonal) are guaranteed by Banco Santander, S.A.
SANTANDER FINANCE PREFERRED, S.A. (UNIPERSONAL)
Santander Finance Preferred, S.A. (Unipersonal) was established in Spain on February 27, 2004.
The common stock of the company is wholly owned by Banco Santander, S.A.
Presented below are the condensed balance sheet, condensed statements of income and statements of changes in the stockholders’ equity for Santander Finance Preferred, S.A. (Unipersonal), prepared in conformity with IFRS.
Balance sheets

	Thousands of Euros
SANTANDER FINANCE PREFERRED, S.A. (UNIPERSONAL)	2008	2007
Assets:
Cash	16,086	11,416
Deposits with Parent Bank	1,912,206	1,927,344
Accrual accounts	26,735	27,864

Total Assets	1,955,027	1,966,624

Liabilities and stockholders’ equity:

LIABILITIES:
Public entities	153	185
Accrual accounts	23,485	26,097
Commercial debts	—	8
Non-commercial debts	36	102
Deferred income	863	863
Debts with group companies	9	4
Provisions for taxes	—	—
Preferred securities	1,928,990	1,937,130

Total Liabilities	1,953,536	1,964,389

STOCKHOLDERS’ EQUITY:
Capital stock	151	151
Retained earnings	2,084	421
Net income	(744)	1,663

Total Stockholders’ Equity	1,491	2,235

Total Liabilities and Stockholders’ Equity	1,955,027	1,966,624

Statement of income

	Thousands of Euros
SANTANDER FINANCE PREFERRED, S.A. (UNIPERSONAL)	2008	2007

Interest income	123,313	116,498
Interest expenses	(122,172)	(115,236)
Non interest income	—	1,675
Non interest expensive	(1,885)	(559)
Corporate income tax	—	(715)

Net income / (loss)	(744)	1,663

Statement of changes in stockholders’ equity

					Total
	Capital stock		Retained		Stockholders’
Changes in Stockholders’	Common		Earnings	Net income	Equity
Equity	Shares	Thousands of Euros
Balance at January 1, 2007	1,505	151	9	412	572

2006 Income allocation	—	—	412	(412)	—

Net income 2007	—	—	—	1,663	1,663
Balance at December 31, 2007	1,505	151	421	1,663	2,235
2007 Income allocation	—	—	1,663	(1,663)	—
Net income 2008	—	—	—	(744)	(744)
Balance at December 31, 2008	1,505	151	2,084	(744)	1,491
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

Preferred Securities

		Thousands of
	Issue Date	Euros at 12/31/08
Issuances
Series 1- $190,000	03/11/2004	136,524
Series 2- €300,000	09/30/2004	300,000
Series 3- €200,000	10/08/2004	200,000
Series 4- $500,000	11/21/2006	359,273
Series 5- $600,000	31/01/2007	431,127
Series 6- $350,000	05/03/2007	251,491
Series 7- £250,000	10/07/2007	262,467

		1,940,882

Issuances expenses
Series 1	—	(135)
Series 2	—	(913)
Series 3	—	(314)
Series 4	—	(4,619)
Series 5	—	(5,689)
Series 6	—	(160)
Series 7	—	(62)

		(11,892)

Total		1,928,990

•	On March 11, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 7,600,000 preferred securities, at $25 par value.

•	On September 30, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 300,000 preferred securities, at €1,000 par value.

•	On October 8, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 200,000 preferred securities, at €1,000 par value.

•	On November 21, 2006 Santander Finance Preferred, S.A. (Unipersonal) issued 20,000,000 preferred securities, at €25 par value.

•	On January 31, 2007 Santander Finance Preferred, S.A. (Unipersonal) issued 24,000,000 preferred securities, at $25 par value.

•	On March 5, 2007 Santander Finance Preferred, S.A. (Unipersonal) issued 14,000,000 preferred securities, at $25 par value.

•	On July 10, 2007 Santander Finance Preferred, S.A. (Unipersonal) issued 5,000 preferred securities, at £50,000 par value.

•	These issues are perpetual and can be redeemable at the option of the issuer, subject to the consent of the Bank of Spain, in whole or in part, at any time after five years from the issue date.

•	All the issues of Santander Finance Preferred, S.A. (Unipersonal) are guaranteed by Banco Santander, S.A.

55.3	Business combinations: Goodwill and Other assets and liabilities
The components of intangible assets other than goodwill were as follows:

			Additions &
			Sales, net of		Impairments &
	Estimated	December 31,	exchange	Amortization &	Amortization	December 31,
Thousands of Euros	Useful Life	2005	differences	Impairments	Applications	2006

With indefinite useful life:
Brand name (Abbey)		459,680	9,419	—	—	469,099
Other brand names		—	18,078	—	—	18,078
With finite useful life:
Customer deposits (Abbey)	10 years	1,257,843	25,850	—	—	1,283,693
Credit cards (Abbey)	5 years	35,021	720	—	—	35,741
IT developments	3 years	1,207,606	295,371	—	(193,299)	1,309,678
Other assets		163,199	159,827	—	—	323,026
Accumulated amortization		(704,345)	243,768	(519,953)	—	(980,530)
Impairment losses		(207,978)	—	—	193,299	(14,679)

Subtotal		2,211,026	753,033	(519,953)	—	2,444,106

Present value of future profits (Abbey)		1,230,339	(1,230,339)	—	—	—

Total		3,441,365	(477,306)	(519,953)	—	2,444,106

			Additions &
			Sales, net of	Amortization	Impairments &
	Estimated	December 31,	exchange	&	Amortization	December 31,
Thousands of Euros	Useful Life	2006	differences	Impairments	Applications	2007

With indefinite useful life:
Brand name (Abbey)		469,099	(39,563)	—	—	429,536
Other brand names		18,078	(1,439)	—	—	16,639
With finite useful life:
Customer deposits (Abbey)	10 years	1,283,693	(108,265)	—	—	1,175,428
Credit cards (Abbey)	5 years	35,741	(3,014)	—	—	32,727
IT developments	3 years	1,309,678	657,592	—	(392,301)	1,574,969
Other assets		323,026	465,913	—	(555,587)	233,352
Accumulated amortization		(980,530)	—	(646,609)	392,301	(1,234,838)
Impairment losses		(14,679)	(3,504)	(562,883)	555,587	(25,479)

Total		2,444,106	967,720	(1,209,492)	—	2,202,334

			Additions &
			Sales, net of	Amortization	Impairments &
	Estimated	December 31,	exchange	&	Amortization	December 31,
Thousands of Euros	Useful Life	2007	differences	Impairments	Applications	2008

With indefinite useful life:
Brand name (Abbey)		429,536	(97,707)	—	(331,829)	—
Other brand names		16,639	24,372	—	—	41,011
With finite useful life:
Customer deposits (Abbey)	10 years	1,175,428	(271,561)	—	(903,867)	—
Credit cards (Abbey)	5 years	32,727	(7,530)	—	—	25,197
IT developments	3 years	1,574,969	849,502	—	(249,943)	2,174,528
Other assets		233,352	668,892	—	(16,667)	885,577
Accumulated amortization		(1,234,838)	—	(670,031)	572,682	(1,332,187)
Impairment losses		(25,479)	—	(911,203)	929,624	(7,058)

Total		2,202,334	1,165,968	(1,581,234)	—	1,787,068

Abbey was consolidated in Santander Group for the first time on December 31, 2004. Accordingly, the 2004 consolidated balance sheet includes the effect of the acquisition, whereas the 2004 consolidated statement of income does not include the results obtained by Abbey from the date of completion of the acquisition, which were not material. The acquisition of 100% of Abbey generated goodwill under previous Spanish GAAP of €10,263,893 thousand of the Santander Group’s total goodwill at 2004 year-end of €16,964,201 thousand (€15,090,541 thousand under IFRS). The goodwill arising from the acquisition included the adjustments and valuations required for it to be presented in conformity with the accounting principles and valuation methods described in Note 2.
Due to the complexity of the analysis, the evaluation was based in part upon independent advisors. The goodwill and its allocation process was not considered definitive at the end of 2004 and was revised in 2005 after further work.
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
Core deposits are those deposits that are expected to remain with a savings institution for a relatively long period of time. Such deposits are attracted by the convenience and service offered by the institution rather than by interest rates paid. Its value has been estimated using the income approach, calculating the present value of the differential between the cost of the core deposits and the cost of alternative financing. It was going to be amortized in 10 years.
Credit card relationship value was initially calculated using profits to be collected in the next 14-16 years. However, the Company decided to amortize it in 5 years.
The Bank finally decided not to recognize distribution channels as intangible assets, after having been impaired in Abbey’s books.
At 31 December 2008 and 2007, the Group reviewed the useful lives of its intangible assets and adjusted the carrying amounts of these assets on the basis of the estimated economic benefits currently expected to be obtained therefrom. As a result of this review, in 2008 the Group recognized under “Impairment losses on other assets — Goodwill and other intangible assets” impairment losses amounting to EUR 911 million relating substantially in full to intangible assets arising from the acquisition of Abbey in 2004. The impairment losses recorded in 2007 amounted to EUR 563 million.
As explained in Note 3.c.i and 37.a.i, in June 2006 Abbey entered into an agreement with Resolution plc (“Resolution”) to sell its life insurance business to the latter for €5,340 million (GBP 3,600 million). The transaction was completed in the third quarter of 2006 and did not give rise to any gains for the Group.

55.4	Securitization
Under IFRS, as disclosed in Note 2.e)., the accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties. Securitizations may result in continued recognition of the securitized assets; continued recognition of the assets to the extent of the Group’s continuing involvement in those assets; or derecognition of the assets. Under SIC-12 a Special Purpose Entity (“SPE”) is consolidated by the entity that is deemed to control it. Indicators of control include when the SPE conducts activities on behalf of another entity or where an entity is entitled to the majority of the benefits or exposed to the majority of the risks of the SPE.
The Group securitized mortgages and other loans during 2008, the total amount of which was not accounted for as a sale under the IFRS.
The balances of assets securitized at December 31, 2008, 2007 and 2006 under the IFRS were as follows:

	IFRS
Thousands of Euros	2008	2007	2006

Accounted for as a sale	2,882,352	3,742,020	4,901,712
Mortgage loans	2,087,688	2,478,869	2,980,911
Of which Abbey	—	—	—
Other securitized assets	794,664	1,263,151	1,920,801

Continued recognition of the assets	126,497,296	92,022,693	59,425,910
Mortgage loans	90,264,543	60,055,842	36,363,009
Of which Abbey	66,615,125	40,216,503	22,565,396
Other securitized assets	36,232,753	31,966,851	23,062,901

TOTAL	129,379,648	95,764,713	64,327,622

55.5	Derivative Financial Instruments
Derivatives accounted for as hedging operations include instruments that meet specific criteria in accordance with IAS 39. Derivatives accounted for as trading operations include instruments held for trading purposes and those that do not meet our hedging requirements. A full description of the principles applied by the Group in accounting for derivative financial instruments is disclosed in Note 2.d.v to the financial statements.
In the Group, the use of derivatives for trading purposes is subject to clearly defined limits (at all levels: trader, entity, business segment, country, etc.) and controlled using Value at Risk (VaR) methodology. Derivatives are also used for hedging purposes when a reduction of risk is desired. However, risk reduction is not in itself sufficient to qualify for hedge accounting.
We have procedures in place that ensure that the requirements with respect to the designation as a hedge or speculative transaction, the documentation of the hedging relationship, the identification of hedged items and the hedging instruments, and the assessment and testing of hedge effectiveness are met under IFRS.
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
More detailed information about market risks and control over them can be found in Note 54.
Accounting principles-
The Group enters into thousands of derivative transactions for trading purposes and to hedge asset and liability exposures. Only a limited amount of these hedging transactions receive hedge accounting treatment under the IFRS due to the strict qualifying requirements. The general rule is that all derivatives are accounted for as trading operations, and only those derivatives that comply with the specific criteria required by the IFRS are accounted for as hedging operations. A full description of the principles applied by the Group in accounting for derivative financial instruments is disclosed in Note 2.d.v.
The IFRS consider as hedging transactions only those that meet the following criteria (summarized):
a.	The hedge relationship must be documented at inception. At that moment the objective and the hedge strategy must be assessed.

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
The following table shows a detail of our consolidated trading and hedging transactions broken down into notional amounts and their fair value in accordance with IFRS.

	December 31,		December 31,		December 31,
	2008		2007		2006
	Notional		Notional		Notional
Millions of Euros	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
• Trading	3,339,007.3	6,647.9	3,620,490.1	(2,077.6)	2,748,721.0	(3,753.7)
• Hedging	221,612.8	3,740.5	164,666.9	(1,071.4)	157,363.1	(505.9)
Fair Value Hedges	169,623.2	3,340.0	126,388.3	(1,199.7)	131,214.4	(474.3)
Cash Flow Hedges	45,161.5	184.9	10,695.5	(136.7)	9,472.8	(34.4)
Hedges of the foreign currency of a net investment in a foreign subsidiary	6,828.1	215.7	27,583.1	265.0	16,675.9	2.8
	3,560,620.1	10,388.4	3,785,157.0	(3,149.0)	2,906,084.1	(4,259.6)

55.6	Short Term Borrowings
Following is an analysis of the components of the “Short-term borrowings” caption for 2008, 2007 and 2006:

	2008		2007		2006
		Average		Average		Average
Thousands of Euros	Amount	Rate	Amount	Rate	Amount	Rate
Securities sold under agreements to repurchase:
At December 31	83,531,515	4.12%	99,067,534	3.66%	92,433,767	4.39%
Average during year	84,194,507	3.78%	90,977,794	3.86%	101,682,243	3.74%
Maximum month-end balance	99,067,534		99,067,534		129,816,503

Other short-term borrowings:
At December 31	41,759,661	4.89%	32,706,892	7.29%	35,385,525	2.50%
Average during year	45,106,644	5.13%	27,071,238	5.42%	25,501,630	2.66%
Maximum month-end balance	49,522,970		44,052,354		35,385,525

Total short-term borrowings at year-end	125,291,176	4.56%	131,774,426	4.56%	127,819,292	3.87%
This short-term indebtedness is denominated in different currencies, mostly Euro, US$, GBP and Latin-American currencies. Interest rates of these currencies have not followed the same trend.
55.7	Guarantees
The Group provides a variety of guarantees to its customers to improve their credit standing and allow them to compete. The following table summarizes at December 31, 2008, 2007 and 2006 all of the guarantees.
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
Guarantees disclosures	2008	2007	2006
	(Thousands of Euros)
Contingent liabilities:
Assets earmarked for third-party obligations	4	3	4
Guarantees and other sureties	61,227,840	69,804,996	53,175,766
Guaranties promises	6,707,586	17,974,960	11,961,391
Performance guarantees	38,905,912	34,657,158	29,857,748
Financial standby letters of credit	14,514,126	16,386,413	10,816,103
Doubtful guarantees	196,862	77,815	61,838
Credit Default Swaps	903,067	708,250	478,250
Other	287	400	436
Other contingent exposures	4,095,350	6,411,586	5,593,539
Documentary Credits	3,590,454	5,803,088	5,029,484
Other contingent liabilities	504,896	608,386	563,893
Doubtful contingent liabilities	—	112	162

Total Contingent Liabilities	65,323,194	76,216,585	58,769,309
Commitments
Loan commitments drawable by third parties	123,329,168	102,215,927	91,690,396
Other commitments	8,395,838	12,460,636	11,559,034
Securities placement commitments	50,006	33,032	3,463
Securities subscribed and pending payment	42,467	107,244	83,368
Compensation room delivered bills	8,303,365	12,320,360	11,472,203

Total Commitments	131,725,006	114,676,563	103,249,430
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
In the UK it is normal to issue check guarantee cards to current account customers holding checkbooks, as retailers do not generally accept cheques without such form of guarantee. Accordingly, Abbey issues guaranteed cheques that represent its commitment to guarantee the cheques of some of its customers up to a certain limit, typically £50-£100. Bank account facilities to which guaranteed cheques relate are regularly assessed based on customers’ behavior, and amended where necessary. Prior notice of changes is given to customers. The maximum potential amount of future payments is €6,501 million on December 2008 (€7,955 million in 2007 and €7,696 in 2006) and there is no stated maturity.
Also, Abbey, as is normal in such activity, gives representations and warranties on the sale of subsidiaries. The maximum potential amount of any claims made against these is significantly higher than actual settlements. The maximum potential amount of future payments is €4,415 million on December 31, 2008 (€5,354 million in 2007 and €6,849 in 2006).
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
As of December 31, 2008, the Group had allowances to cover inherent losses on guarantees of €678,584 thousands, (2007: €636,316 and 2006: €598,735).

55.8	Acquisition of Alliance & Leicester.

On October 10, 2008, Banco Santander, S.A. acquired the entire share capital of Alliance & Leicester plc. Alliance & Leicester plc is one of the UK’s major financial services group, offering a broad range of financial services and products to personal and commercial customers.

We present below the summarized audited balance sheet of Alliance & Leicester under IFRS as of December 31, 2008 and the audited income statement for the year ended December 31, 2008, as follows:

CONSOLIDATED INCOME STATEMENT — ALLIANCE & LEICESTER	2008
(€ million)

Interest and similar income	5,075

Interest expense and similar charges	(4,592)
Net interest income	483
Fee and commission income	593
Fee and commission expense	(99)
Net fee and commission income	493
Net trading and other income	60
Total operating income	1,037
Administration expenses	(1,167)
Depreciation and amortisation	(143)
Total operating expenses excluding provisions and charges	(1,310)
Impairment losses on loans and advances to customers	(764)
Impairment losses on treasury investment securities and loans to banks	(536)
Provisions for other liabilities and charges	(48)
Total operating provisions and charges	(1,348)
(Loss)/profit before tax	(1,621)
Tax credit/(charge)	466
(Loss)/profit for the year from continuing operations	(1,156)

CONSOLIDATED BALANCE SHEET — ALLIANCE & LEICESTER	2008
(€ million)

Assets
Cash and balances at central banks	1,630
Trading assets	—
Derivative financial instruments	3,019
Financial assets designated at fair value	66
Loans and advances to banks	1,301
Loans and advances to customers	53,965
Available-for-sale securities	1,741
Held-to-maturity securities	—
Loan and receivable securities	14,961
Macro hedge of interest rate risk	749
Intangible assets	18
Property, plant and equipment	234
Operating lease assets	365
Current tax assets	18
Deferred tax assets	657
Other assets	272
Retirement benefit obligations	4
Total assets	79,001
Liabilities
Deposits by banks	12,090
Deposits by customers	41,748
Derivative financial instruments	1,609
Financial liabilities designated at fair value	764
Debt securities in issue	18,349
Subordinated liabilities	1,508
Other liabilities	662
Provisions	36
Current tax liabilities	1
Deferred tax liabilities	292
Retirement benefit obligations	22
Total liabilities	77,081

CONSOLIDATED BALANCE SHEET — ALLIANCE & LEICESTER	2008
(€ million)
Equity
Innovative tier 1	327
Preference shares	309
Minority interest	—

Share capital	344
Share premium account	760

Capital redemption reserve	94
Reserve for share based payments	—
Available-for-sale reserve	(308)
Cash flow hedging reserve	172
Retained earnings	220
Total ordinary shareholders’ equity	1,284
Total liabilities and equity	79,001
55.9	Acquisition of Sovereign Bancorp, Inc (“Sovereign”)
On May 31, 2006, Santander acquired shares of common stock of Sovereign equal to 19.8% of Sovereign’s outstanding shares after giving effect to such purchase. The purchase price was $27 per share ($25.65 post-stock dividend), for an aggregate purchase price of $2.4 billion and generated goodwill of $760 million.
On October 13, 2008, Banco Santander, S.A. (Santander) and Sovereign Bancorp Inc., the parent of Sovereign Bank, announced that Santander would acquire Sovereign through a share exchange. At the date of the announcement Santander held 24.35% of the outstanding ordinary shares of Sovereign.
Under the terms of the definitive transaction agreement, which was unanimously approved by the non-Santander directors of Sovereign and by the Executive Committee of Santander, Sovereign shareholders will receive 0.2924 Banco Santander American Depository Shares (ADSs) for every 1 ordinary Sovereign share they own (or 1 Banco Santander ADS for every 3.42 Sovereign shares). Based on the closing price of Santander ADSs on Friday, October 10, 2008, the transaction had an aggregate value of approximately USD 1,900 million (€1,400 million), or USD 3.81 per share, and met Santander’s criteria for acquisitions, both strategically, by significantly enhancing the geographical diversification of the Group, and financially, with a projected net profit for Sovereign of USD 750 million in 2011.
We present below the summarized audited balance sheet of Sovereign under U.S. GAAP as of December 31, 2008, 2007 and 2006 and audited income statements for the fiscal years ended December 31, 2008, 2007 and 2006.

CONSOLIDATED BALANCE SHEET — SOVEREIGN BANCORP, INC.	2008	2007	2006
	(Thousands of euros)
Assets
Cash and amounts due from depository institutions	2,697,796	2,126,737	1,369,869
Investment securities available for sale	6,683,437	9,470,720	10,535,025
Investment securities held to maturity	—	—	—
Other investments	516,470	815,532	761,588
Net loans held for investment	39,017,474	38,395,880	41,386,215
Loans held for sale	235,203	372,094	5,779,743
Premises and equipment	395,308	381,993	459,914
Accrued interest receivable	180,795	238,118	321,109
Goodwill	2,465,676	2,327,455	3,800,444
Core deposits and other intangibles	192,909	252,779	378,451
Bank owned life insurance	1,327,648	1,218,734	1,309,964
Other assets	1,682,605	1,968,326	1,962,863
Total assets	55,395,321	57,568,369	68,065,185

Liabilities
Deposits and other customer accounts	34,805,327	33,907,958	39,775,667
Borrowings and other debt obligations	14,957,407	17,747,491	20,387,029
Advance payments by borrowers for taxes and insurance	66,986	56,444	74,443
Other liabilities	1,437,789	1,007,108	1,145,598
Total liabilities	51,267,510	52,719,001	61,382,737

Minority interest-preferred securities of subsidiaries	106,317	99,470	118,743

CONSOLIDATED BALANCE SHEET — SOVEREIGN BANCORP, INC.	2008	2007	2006
	(Thousands of euros)
Stockholders’ Equity
Preferred stock	140,436	132,766	148,402
Common stock	5,546,289	4,276,593	4,694,974
Warrants and employee stock options issued	251,902	236,645	260,737
Unallocated common stock held by Employee Stock Ownership Plan	—	—	(14,441)
Treasury stock	(6,739)	(13,486)	(37,227)
Accumulated other comprehensive loss	(564,643)	(221,543)	(18,790)
Retained earnings	(1,345,751)	338,923	1,530,049
Total Stockholders’ Equity	4,021,495	4,749,898	6,563,705
Total Liabilities and Stockholders’ Equity	55,395,321	57,568,369	68,065,185

CONSOLIDATED INCOME STATEMENT — SOVEREIGN BANCORP, INC.	2008	2007	2006
	(Thousands of euros)
Interest income	2,679,882	3,402,988	3,451,424
Interest expense	(1,379,745)	(2,040,682)	(1,998,269)
Provision for credit losses	(622,297)	(297,958)	(386,483)
Net interest income after provision for credit losses	677,840	1,064,347	1,066,672
Fees and other income	434,746	387,895	476,689
Net (loss)/gain on investment securities	(994,022)	(128,888)	(248,870)
Non-interest income	(559,277)	259,008	227,819
General and administrative expenses	(1,052,924)	(983,595)	(1,029,099)
Other expenses	(181,561)	(1,370,037)	(250,130)
Income before income taxes	(1,115,922)	(1,030,277)	15,262
Income tax benefit/(provision)	(494,269)	44,179	93,960
Net income	(1,610,191)	(986,098)	109,222

Exhibit I
Subsidiaries of Banco Santander, S.A. (1)

						Millions of Euros (a)
				% of			Net Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for the	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	Year	Interest
A & L CF (Guernsey) Limited	Guernsey	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF (Jersey) Limited	Jersey	0.00%	100.00%	100.00%	LEASING	81	2	80
A & L CF (Jersey) No.2 Limited	Jersey	0.00%	100.00%	100.00%	LEASING	84	3	79
A & L CF December (1) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	9	2	0
A & L CF December (10) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	33	0	30
A & L CF December (11) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	(2)	13	10
A & L CF December (2) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	1	0
A & L CF June (1) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	2	1	1
A & L CF June (2) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	1	0	0
A & L CF June (3) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	(1)	0	0
A & L CF June (4) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF June (5) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF June (6) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF June (7) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF June (8) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF March (1) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	LEASING	(3)	1	0
A & L CF March (3) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF March (4) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	LEASING	4	0	2
A & L CF March (5) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	LEASING	(1)	1	0
A & L CF March (6) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	LEASING	(1)	0	0
A & L CF March (7) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF March (8) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF March (9) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF September (1) Limited (f)	United Kingdom	0.00%	100.00%	100.00%	LEASING	1	1	0
A & L CF September (2) Limited (f)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF September (3) Limited (f)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF September (4) Limited (f)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	(3)	0
A & L CF September (5) Limited (f)	United Kingdom	0.00%	100.00%	100.00%	LEASING	2	0	0
A & L Direct Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
A & L Insurance Services plc	United Kingdom	0.00%	100.00%	100.00%	INSURANCE	0	0	0
A & L Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
A N (123) plc	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	897	41	935
Abbey Business Services (India) Private Limited (d)	India	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Abbey Covered Bonds (Holdings) Limited	United Kingdom	—	(b)	—	FINANCE	0	0	0
Abbey Covered Bonds (LM) Limited	United Kingdom	—	(b)	—	FINANCE	0	0	0
Abbey Covered Bonds LLP	United Kingdom	—	(b)	—	FINANCE	106	(617)	0
Abbey National (America) Holdings Inc.	United States	0.00%	100.00%	100.00%	HOLDING COMPANY	33	0	33
Abbey National (America) Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	33	0	25
Abbey National (CF Trustee) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY	0	0	0
Abbey National (Gibraltar) Limited	Gibraltar	0.00%	100.00%	100.00%	BROKER-DEALER	5	0	5

						Millions of Euros (a)
				% of			Net Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for the	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	Year	Interest
Abbey National (Holdings) Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	20	0	17
Abbey National Alpha Investments (d)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	47	0	1
Abbey National American Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	299	14	266
Abbey National Baker Street Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE	130	0	4
Abbey National Beta Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	116	5	89
Abbey National Business Asset Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
Abbey National Business Cashflow Finance Limited	United Kingdom	0.00%	100.00%	100.00%	FACTORING	4	0	5
Abbey National Business Equipment Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	1	6
Abbey National Business Office Equipment Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	5	0	0
Abbey National Business Sales Aid Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	1	0	0
Abbey National Business Vendor Plan Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
Abbey National Capital LP I	United States	—	(b)	—	FINANCE	0	0	0
Abbey National Charitable Trust Limited	United Kingdom	0.00%	100.00%	100.00%	CHARITABLE SERVICES	0	0	0
Abbey National Financial Investments 3 B.V.	Netherlands	0.00%	100.00%	100.00%	FINANCE	3	2	1
Abbey National Financial Investments 4 B.V.	Netherlands	0.00%	100.00%	100.00%	FINANCE	266	12	263
Abbey National Funding plc	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Abbey National General Insurance Services Limited	United Kingdom	0.00%	100.00%	100.00%	ADVISORY SERVICES	(40)	0	0
Abbey National 1986 Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	6	0	5
Abbey National Global Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Abbey National GP (Jersey) Limited	Jersey	0.00%	100.00%	100.00%	FINANCE	0	0	0
Abbey National Group Pension Schemes Trustees Limited (d)	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY	0	0	0
Abbey National Guarantee Company	United Kingdom	0.00%	100.00%	100.00%	LEASING	4	0	3
Abbey National Homes Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	(38)	(2)	0
Abbey National International Limited	Jersey	0.00%	100.00%	100.00%	BANKING	244	30	157
Abbey National Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE	129	5	112
Abbey National Investments Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	(13)	(5)	0
Abbey National Jersey International Limited	Jersey	0.00%	100.00%	100.00%	HOLDING COMPANY	223	2	194
Abbey National Legacy Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	146	(5)	157
Abbey National Legacy Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	113	458	522
Abbey National Legacy Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	269	37	314
Abbey National Mortgage Finance plc	United Kingdom	0.00%	100.00%	100.00%	MORTGAGE LOAN COMPANY	0	0	0
Abbey National Nominees Limited	United Kingdom	0.00%	100.00%	100.00%	BROKER-DEALER	0	0	0
Abbey National North America Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Abbey National North America LLC	United States	0.00%	100.00%	100.00%	FINANCE	0	1	0
Abbey National Offshore Holdings Limited	Jersey	0.00%	100.00%	100.00%	HOLDING COMPANY	195	13	203
Abbey National Pension (Escrow Services) Limited	United Kingdom	0.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY	9	4	0
Abbey National PEP & ISA Managers Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGEMENT	40	2	39
Abbey National Personal Pensions Trustee Limited	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY	0	0	0
Abbey National plc	United Kingdom	100.00%	0.00%	100.00%	BANKING	3,733	1,394	13,064
Abbey National PLP (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Abbey National Properties (2) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	(2)	0	0

						Millions of Euros (a)
				% of			Net Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for the	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	Year	Interest
Abbey National Property Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE	320	23	145
Abbey National Property Services Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY	(14)	0	0
Abbey National Secretariat Services Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGEMENT	0	0	0
Abbey National Securities Inc.	United States	0.00%	100.00%	100.00%	BROKER-DEALER	44	(3)	33
Abbey National September Leasing (3) Limited (f)	United Kingdom	0.00%	100.00%	100.00%	LEASING	(8)	0	0
Abbey National Shelf Co. (4) Limited	United Kingdom	0.00%	100.00%	100.00%	INACTIVE	0	0	0
Abbey National Sterling Capital plc	United Kingdom	0.00%	100.00%	100.00%	FINANCE	3	0	0
Abbey National Treasury International (IOM) Limited	Isle of Man	0.00%	100.00%	100.00%	BANKING	8	0	7
Abbey National Treasury Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE	272	14	193
Abbey National Treasury Services (Transport Holdings) Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Abbey National Treasury Services Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	863	23	787
Abbey National Treasury Services Overseas Holdings	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	1,148	42	1,069
Abbey National Treasury Services plc	United Kingdom	0.00%	100.00%	100.00%	BANKING	2,871	499	2,991
Abbey National UK Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE	834	38	636
Abbey Stockbrokers (Nominees) Limited	United Kingdom	0.00%	100.00%	100.00%	BROKER-DEALER	0	0	0
Abbey Stockbrokers Limited	United Kingdom	0.00%	100.00%	100.00%	BROKER-DEALER	6	0	7
ABN AMRO Administradora de Cartões de Crédito Ltda.	Brazil	0.00%	97.93%	100.00%	CARDS	285	13	277
ABN AMRO Advisory Services S.A.	Brazil	0.00%	97.93%	100.00%	ADVISORY SERVICES	0	0	1
ABN AMRO Arrendamento Mercantil S.A.	Brazil	0.00%	97.93%	100.00%	LEASING	172	9	169
ABN AMRO Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	100.00%	100.00%	ASSET MANAGEMENT	13	11	28
ABN AMRO Brasil dois Participações S.A.	Brazil	0.00%	97.93%	100.00%	HOLDING COMPANY	42	63	240
ABN AMRO Brasil Partipações e Investimentos S.A.	Brazil	0.00%	97.93%	100.00%	HOLDING COMPANY	5	0	5
ABN AMRO Real Administradora de Consórcio Ltda.	Brazil	0.00%	97.93%	100.00%	SERVICES	7	9	8
ABN AMRO Real Corretora de Câmbio e Valores Mobiliários S.A.	Brazil	0.00%	97.74%	100.00%	BROKER-DEALER	12	2	13
ABN AMRO Securities (Brasil) Corretora de Valores Mobiliários S.A.	Brazil	0.00%	97.93%	100.00%	BROKER-DEALER	20	0	19
Acacia Instalaciones Fotovoltáicas, S.L.	Spain	0.00%	100.00%	100.00%	ELECTRICITY	1	(1)	0
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	100.00%	HOLDING COMPANY	503	25	156
AEH Purchasing, Ltd.	Ireland	—	(b)	—	SECURITISATION	0	0	0
Afisa S.A.	Chile	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	6	0	2
Agencia de Seguros Santander, Ltda.	Colombia	0.00%	100.00%	100.00%	INSURANCE	1	0	2
Agrícola Tabaibal, S.A.	Spain	0.00%	66.60%	100.00%	AGRICULTURE AND LIVESTOCK	0	0	0
Agropecuaria Tapirapé S.A.	Brazil	0.00%	97.02%	99.07%	AGRICULTURE AND LIVESTOCK	2	0	0
AKB Marketing Services Sp. Z.o.o.	Poland	0.00%	100.00%	100.00%	MARKETING	5	0	0
Aktua Soluciones Financieras, S.A.	Spain	0.00%	89.78%	100.00%	ELECTRICITY	1	0	0
Alcaidesa Golf, S.L.	Spain	0.00%	44.90%	50.01%	SPORTS OPERATIONS	6	(2)	0

						Millions of Euros (a)
				% of			Net Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for the	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	Year	Interest
Alcaidesa Holding, S.A. (consolidated)	Spain	0.00%	44.90%	50.01%	PROPERTY	77	(9)	28
Alcaidesa Inmobiliaria, S.A.	Spain	0.00%	44.90%	50.01%	PROPERTY	68	(9)	15
Alcaidesa Servicios, S.A.	Spain	0.00%	44.90%	50.01%	SERVICES	5	0	1
Alce Tenedora, S.L.	Spain	99.99%	0.01%	100.00%	SECURITIES INVESTMENT	(9)	0	0
ALCF Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alhambra 2000, S.L.	Spain	0.00%	89.78%	100.00%	VEHICLE CLEANING	3	0	3
Aljarafe Golf, S.A.	Spain	0.00%	80.28%	89.41%	PROPERTY	14	0	1
Aljardi SGPS, Lda.	Portugal	0.00%	100.00%	100.00%	HOLDING COMPANY	1,661	21	1,148
Alliance & Leicester (Europe) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester (Holdings) Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Alliance & Leicester (Isle of Man) Limited	United Kingdom	0.00%	100.00%	100.00%	BANKING	5	0	5
Alliance & Leicester (Jersey) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	8	0	0
Alliance & Leicester Cash Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	(21)	0	0
Alliance & Leicester Commercial Bank plc	United Kingdom	0.00%	100.00%	100.00%	FINANCE	23	0	23
Alliance & Leicester Commercial Finance (Holdings) plc	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	41	0	72
Alliance & Leicester Commercial Finance plc	United Kingdom	0.00%	100.00%	100.00%	LEASING	122	(47)	152
Alliance & Leicester Covered Bonds LLP	United Kingdom	—	(b)	—	FINANCE	0	0	0
Alliance & Leicester Direct Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Employee Share Scheme Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Equity Investments (Guarantee) Limited	United Kingdom	—	(b)	—	FINANCE	0	0	0
Alliance & Leicester Estate Agents (Holdings) Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Alliance & Leicester Estate Agents (Mortgage & Finance) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Estates Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY	5	0	0
Alliance & Leicester Finance Company Limited	Cayman Islands	0.00%	100.00%	100.00%	FINANCE	215	9	167
Alliance & Leicester Financing plc	United Kingdom	0.00%	100.00%	100.00%	FINANCE	7	0	6
Alliance & Leicester Independent Financial Advisers Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester International Holdings Limited	Isle of Man	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	27
Alliance & Leicester International Limited	Isle of Man	0.00%	100.00%	100.00%	BANKING	181	8	27
Alliance & Leicester Investment (Derivatives) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Investment (Derivatives No 3) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	17	0	15
Alliance & Leicester Investment (No 3) LLP	United Kingdom	—	(b)	—	FINANCE	21	1	0
Alliance & Leicester Investment (No 4) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	11	1	10
Alliance & Leicester Investments (Derivatives No.2) Limited	Jersey	0.00%	100.00%	100.00%	FINANCE	5	0	5
Alliance & Leicester Investments (Jersey) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Investments (No 2) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	522	20	237
Alliance & Leicester Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	601	24	419

						Millions of Euros (a)
				% of			Net Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for the	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	Year	Interest
Alliance & Leicester LM Holdings Limited	United Kingdom	—	(b)	—	FINANCE	0	0	0
Alliance & Leicester Mortgage Loans Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester North America	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Personal Finance Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	112	(166)	42
Alliance & Leicester plc	United Kingdom	100.00%	0.00%	100.00%	BANKING	1,838	(326)	1,330
Alliance & Leicester Print Services Limited	United Kingdom	0.00%	100.00%	100.00%	SERVICES	2	1	0
Alliance & Leicester QUEST Trustee Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Share Incentive Plan Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Share Ownership Trustee Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Syndicated Loans Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Trade Services Limited	Hong Kong	0.00%	100.00%	100.00%	SERVICES	0	0	0
Alliance & Leicester Unit Trust Managers Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGEMENT	5	3	5
Alliance Bank (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance Bank Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance Business Bank Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance Business Banking Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance Business Finance Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance Cash Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance Commercial Bank Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance Commercial Banking Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance Corporate Banking Services Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance Corporate Services Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	9	0	0
Alliance Estate Agents Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY	0	0	0
Alliance Group Public Limited Company	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance Life Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance Mutual plc	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Almacenadora Serfin, S.A. De C.V.	Mexico	0.00%	73.89%	98.58%	WAREHOUSING	0	0	1
Almacenadora Somex, S.A. De C.V.	Mexico	0.00%	72.88%	97.24%	WAREHOUSING	6	1	1
Altamira Funding LLC.	United States	—	(b)	—	SECURITISATION	0	0	0
Altamira Santander Real Estate, S.A.	Spain	93.62%	6.38%	100.00%	PROPERTY	(63)	631	45
Altec Brasil S.A.	Brazil	0.00%	100.00%	100.00%	SERVICES	12	0	22
Altec S.A.	Chile	0.00%	100.00%	100.00%	IT SERVICES	8	1	17
América Latina Tecnología de México, S.A. De C.V.	Mexico	100.00%	0.00%	100.00%	IT SERVICES	54	10	43
América Latina Tecnología S.A.	Argentina	87.42%	12.58%	100.00%	HOLDING COMPANY	2	0	2
AN Structured Issues Limited	Jersey	0.00%	100.00%	100.00%	FINANCE	0	0	0
Andaluza de Inversiones, S.A.	Spain	0.00%	100.00%	100.00%	HOLDING COMPANY	41	1	27
ANDSH Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	2	0	2
ANFP (US) LLC	United States	0.00%	100.00%	100.00%	FINANCE	0	0	0
ANITCO Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Aquanima Brasil Ltda.	Brazil	0.00%	99.43%	100.00%	e-COMMERCE	0	0	0
Aquanima Chile S.A.	Chile	0.00%	99.43%	100.00%	e-COMMERCE	0	0	0
Aquanima México S. de R.L. de C.V.	Mexico	0.00%	99.43%	100.00%	e-COMMERCE	1	1	1

						Millions of Euros (a)
				% of			Net Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for the	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	Year	Interest
Aquanima S.A.	Argentina	0.00%	99.43%	100.00%	SERVICES	0	0	0
Argenline, S.A.	Uruguay	0.00%	100.00%	100.00%	FINANCE	0	0	0
Asesora de Titulización, S.A., S.G.F.T.	Spain	70.00%	29.60%	100.00%	ADVISORY SERVICES	2	0	2
Asesoría Estratega, S.C.	Mexico	0.00%	70.00%	100.00%	SERVICES	0	0	0
Aurum, S.A.	Chile	0.72%	99.28%	100.00%	HOLDING COMPANY	2	0	56
Ausant Holding Gesellschaft m.b.H.	Austria	0.00%	100.00%	100.00%	HOLDING COMPANY	9	0	10
Aviación Real, A.I.E.	Spain	99.99%	0.01%	100.00%	LEASING	11	1	11
Aviación Regional Cántabra, A.I.E.	Spain	73.58%	0.00%	73.58%	LEASING	28	1	22
Aymoré Crédito, Financiamento e Investimento S.A.	Brazil	0.00%	97.93%	100.00%	FINANCE	225	(33)	229
Bajondillo, S.A.	Spain	0.00%	89.78%	100.00%	PROPERTY	0	0	0
Baker Street Risk and Insurance (Guernsey) Limited (e)	Guernsey	0.00%	100.00%	100.00%	INSURANCE BROKERAGE	11	2	2
BANBY PRO S.C.I.	France	0.00%	90.00%	100.00%	PROPERTY	37	(1)	33
BANBY S.A.S.	France	0.00%	90.00%	90.00%	PROPERTY	38	0	34
Banco ABN AMRO Real S.A.	Brazil	0.00%	97.93%	100.00%	BANKING	3,502	153	11,231
Banco Alicantino de Comercio, S.A.	Spain	0.00%	89.78%	100.00%	BANKING	9	0	8
Banco Banif, S.A.	Spain	100.00%	0.00%	100.00%	BANKING	243	22	84
Banco Comercial e de Investimento Sudameris S.A.	Brazil	0.00%	97.74%	99.80%	BANKING	563	57	547
Banco de Albacete, S.A.	Spain	100.00%	0.00%	100.00%	BANKING	12	0	9
Banco de Asunción, S.A.	Paraguay	0.00%	99.33%	99.33%	BANKING	1	0	27
Banco de Pernambuco S.A.	Brazil	0.00%	97.93%	100.00%	BANKING	1,058	74	1,036
Banco de Venezuela, S.A., Banco Universal (j)	Venezuela	96.78%	1.64%	98.42%	BANKING	488	352	144
Banco Español de Crédito, S.A.	Spain	88.71%	1.07%	89.78%	BANKING	4,333	671	1,295
Banco Madesant — Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	BANKING	1,277	6	1,159
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	Mexico	0.00%	74.95%	99.99%	BANKING	3,127	404	1,560
Banco Santander (Panamá), S.A.	Panama	0.00%	100.00%	100.00%	BANKING	9	0	58
Banco Santander (Suisse) SA	Switzerland	0.00%	100.00%	100.00%	BANKING	138	40	15
Banco Santander Bahamas International Limited	Bahamas	0.00%	100.00%	100.00%	BANKING	1,035	126	785
Banco Santander — Chile	Chile	0.00%	76.73%	76.91%	BANKING	1,520	370	945
Banco Santander Colombia, S.A.	Colombia	0.00%	97.85%	97.85%	BANKING	164	14	479
Banco Santander Consumer Portugal S.A.	Portugal	0.00%	100.00%	100.00%	BANKING	108	11	237
Banco Santander International	United States	95.88%	4.12%	100.00%	BANKING	224	40	98
Banco Santander Perú S.A.	Peru	99.00%	1.00%	100.00%	BANKING	21	(3)	22
Banco Santander Puerto Rico	Puerto Rico	0.00%	90.59%	100.00%	BANKING	451	(2)	364
Banco Santander Río S.A.	Argentina	8.23%	91.07%	99.30%	BANKING	337	72	285
Banco Santander S.A.	Brazil	0.00%	97.93%	97.93%	BANKING	14,716	327	9,212
Banco Santander Totta, S.A.	Portugal	0.00%	99.72%	99.86%	BANKING	1,554	355	2,343
Banco Santander, S.A.	Uruguay	90.93%	9.07%	100.00%	BANKING	206	(27)	227
Banco Totta de Angola, SARL	Angola	0.00%	99.71%	99.99%	BANKING	70	20	21
Banesto Banca Privada Gestión, S.A. S.G.I.I.C.	Spain	0.00%	89.78%	100.00%	FUND MANAGEMENT COMPANY	2	0	0
Banesto Banco de Emisiones, S.A.	Spain	0.00%	89.78%	100.00%	BANKING	100	1	87
Banesto Bolsa, S.A., Sdad. Valores y Bolsa	Spain	0.00%	89.78%	100.00%	BROKER-DEALER	103	9	31
Banesto Factoring, S.A. Establecimiento Financiero de Crédito	Spain	0.00%	89.78%	100.00%	FACTORING	116	10	106

						Millions of Euros (a)
				% of			Net Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for the	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	Year	Interest
Banesto Financial Products, Plc.	Ireland	0.00%	89.78%	100.00%	FINANCE	0	0	0
Banesto Renting, S.A.	Spain	0.00%	89.78%	100.00%	FINANCE	10	2	2
Banesto Securities, Inc.	United States	0.00%	89.78%	100.00%	FINANCE	3	1	2
Banesto, S.A.	Spain	0.00%	89.78%	100.00%	FINANCE	0	0	0
Banif Gestión, S.A., S.G.I.I.C.	Spain	0.00%	97.96%	100.00%	FUND MANAGEMENT COMPANY	25	1	15
Banif Inmobiliario, S.A., Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	PROPERTY	2	1	0
Bansa Santander S.A.	Chile	0.00%	99.99%	99.99%	PROPERTY	2	0	19
Bansalease, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	LEASING	95	(9)	67
Bansamex, S.A.	Spain	50.00%	0.00%	50.00%	CARDS	4	1	1
Bansander, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	SECURITIES INVESTMENT	0	0	0
Bel Canto SICAV Erodiade	Luxembourg	0.00%	100.00%	100.00%	OPEN-END INVESTMENT COMPANY	1	0	1
Beta Cero, S.A.	Spain	0.00%	79.01%	88.00%	FINANCE	0	0	0
Billpay Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Bracken Securities Holdings Limited	United Kingdom	—	(b)	—	FINANCE	0	0	0
Bracken Securities Option Limited	United Kingdom	—	(b)	—	FINANCE	0	0	0
Bracken Securities plc	United Kingdom	—	(b)	—	FINANCE	0	0	0
Bradford & Bingley International Limited	Isle of Man	0.00%	100.00%	100.00%	BANKING	201	26	221
Brazil Foreign Diversified Payment Rights Finance Company	Cayman Islands	—	(b)	—	SECURITISATION	0	0	0
Brettwood Limited	Jersey	0.00%	100.00%	100.00%	SERVICES	0	0	0
BRS Investments S.A.	Argentina	0.00%	100.00%	100.00%	HOLDING COMPANY	23	3	77
BSN — Banco Santander de Negocios Portugal, S.A.	Portugal	0.00%	99.86%	100.00%	BANKING	83	8	28
BST International Bank, Inc.	Puerto Rico	0.00%	99.72%	100.00%	BANKING	263	18	4
Buhal Leasing, Ltd.	United Kingdom	100.00%	0.00%	100.00%	LEASING	0	0	0
CA Premier Banking Limited	United Kingdom	0.00%	100.00%	100.00%	BANKING	4	0	4
Caetra Iberia, S.L., Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	HOLDING COMPANY	4	0	3
Caja de Emisiones con Garantía de Anualidades Debidas por el Estado, S.A.	Spain	0.00%	56.45%	62.87%	FINANCE	0	0	0
Cántabra de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY	126	(73)	218
Cantabric Financing LLC.	United States	—	(b)	—	SECURITISATION	0	0	0
Cantabric Financing, Plc.	Ireland	—	(b)	—	SECURITISATION	0	0	0
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY	181	41	140
Capital Riesgo Global, SCR de Régimen Simplificado, S.A.	Spain	88.19%	11.81%	100.00%	VENTURE CAPITAL COMPANY	505	50	421
Capital Variable SICAV, S.A.	Spain	0.00%	93.90%	95.86%	OPEN-END INVESTMENT COMPANY	7	0	3
Carfax (Guernsey) Limited	Guernsey	0.00%	100.00%	100.00%	INSURANCE BROKERAGE	22	1	21
Carlton Park Developments Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY	0	0	0
Carlton Park Properties Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY	0	0	0
Carlton Park Property (Holdings) Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Carpe Diem Salud, S.L.	Spain	100.00%	0.00%	100.00%	SECURITIES INVESTMENT	0	0	0
Cartera Mobiliaria, S.A., SICAV	Spain	0.00%	79.29%	92.09%	SECURITIES INVESTMENT	613	(11)	221
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander	Mexico	0.00%	74.93%	99.97%	BROKER-DEALER	32	16	24
Cater Allen Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	110	2	90
Cater Allen International Limited	United Kingdom	0.00%	100.00%	100.00%	BROKER-DEALER	298	113	124

						Millions of Euros (a)
				% of			Net Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for the	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	Year	Interest
Cater Allen Limited	United Kingdom	0.00%	100.00%	100.00%	BANKING	204	25	234
Cater Allen Lloyd’s Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	(10)	0	0
Cater Allen Pensions Limited	United Kingdom	0.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY	0	0	0
Cater Allen Syndicate Management Limited	United Kingdom	0.00%	100.00%	100.00%	ADVISORY SERVICES	2	0	0
Cater Allen Trust Company (Jersey) Limited	Jersey	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY	0	0	0
Cater Tyndall Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	20	9	140
Catmoll, S.L.	Spain	100.00%	0.00%	100.00%	CONCESSION HOLDER	8	1	6
Central Inmobiliaria de Santiago, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	PROPERTY MANAGEMENT	107	0	112
Certidesa, S.L.	Spain	0.00%	100.00%	100.00%	LEASE OF AIRCRAFT	(6)	(7)	3
Chatsworth Securities (LM) Holdings Limited	United Kingdom	—	(b)	—	FINANCE	0	0	0
Chatsworth Securities LLP	United Kingdom	—	(b)	—	FINANCE	0	0	0
Clínica Sear, S.A.	Spain	0.00%	45.41%	50.58%	HEALTHCARE	5	0	1
Club Zaudin Golf, S.A.	Spain	0.00%	76.34%	95.11%	SERVICES	15	0	13
Comercializadora Al-fin, S.A. de C.V.	Mexico	0.00%	70.00%	100.00%	RETAIL TRADE	0	0	0
Companhia Real de Valores Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	97.93%	100.00%	ASSET MANAGEMENT	23	0	23
Corpoban, S.A.	Spain	0.00%	89.78%	100.00%	SECURITIES INVESTMENT	73	3	67
Costa Canaria de Veneguera, S.A.	Spain	0.00%	66.60%	74.18%	PROPERTY	13	0	9
Crawfall S.A.	Uruguay	100.00%	0.00%	100.00%	SERVICES	5	(8)	0
Credicenter Empreendimentos e Promoçôes Ltda.	Brazil	0.00%	97.93%	100.00%	FINANCIAL SERVICES	85	10	80
Credisol, S.A.	Uruguay	0.00%	100.00%	100.00%	CARDS	0	0	7
Crefisa, Inc.	Puerto Rico	100.00%	0.00%	100.00%	FINANCE	295	1	243
Cruzeiro Factoring Sociedade de Fomento Comercial Ltda.	Brazil	0.00%	97.93%	100.00%	FACTORING	36	3	34
Darep Limited	Ireland	0.00%	100.00%	100.00%	REINSURANCE	4	1	4
Debt Management and Recovery Services Limited	United Kingdom	0.00%	100.00%	100.00%	COLLECTION AND PAYMENT SERVICES	0	0	0
Depósitos Portuarios, S.A.	Spain	0.00%	89.78%	100.00%	SERVICES	0	0	0
Digital Procurement Holdings N.V.	Netherlands	0.00%	99.43%	100.00%	HOLDING COMPANY	4	1	1
Diners Club Spain, S.A.	Spain	75.00%	0.00%	75.00%	CARDS	9	2	9
Dirección Estratega, S.C.	Mexico	0.00%	70.00%	100.00%	SERVICES	0	0	0
Diseño e Integración de Soluciones, S.A.	Spain	0.00%	89.78%	100.00%	IT	3	0	1
Drive ABS GP LLC	United States	0.00%	91.00%	100.00%	INACTIVE	0	0	0
Drive ABS LP	United States	0.00%	91.00%	100.00%	INACTIVE	34	0	0
Drive Auto Receivables Trust 2005-2	United States	—	(b)	—	SECURITISATION	0	0	0
Drive Auto Receivables Trust 2005-3	United States	—	(b)	—	SECURITISATION	0	0	0
Drive Auto Receivables Trust 2006-1	United States	—	(b)	—	SECURITISATION	0	0	0
Drive Auto Receivables Trust 2006-2	United States	—	(b)	—	SECURITISATION	0	0	0
Drive Consumer GP LLC	United States	0.00%	91.00%	100.00%	INACTIVE	0	0	0
Drive Consumer LP	United States	0.00%	91.00%	100.00%	INACTIVE	25	0	25
Drive One LLC	United States	0.00%	91.00%	100.00%	AUXILIARY	0	0	0
Drive Receivables Corp. 10	United States	0.00%	91.00%	100.00%	SECURITISATION	0	0	0
Drive Receivables Corp. 11	United States	0.00%	91.00%	100.00%	SECURITISATION	0	0	0
Drive Receivables Corp. 12	United States	0.00%	91.00%	100.00%	SECURITISATION	0	0	0
Drive Receivables Corp. 9	United States	0.00%	91.00%	100.00%	SECURITISATION	0	0	0
Drive Residual Holdings GP LLC	United States	0.00%	91.00%	100.00%	HOLDING COMPANY	0	0	0

						Millions of Euros (a)
				% of			Net Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for the	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	Year	Interest
Drive Residual Holdings LP	United States	0.00%	91.00%	100.00%	AUXILIARY	0	0	0
Drive Trademark Holdings LP	United States	0.00%	91.00%	100.00%	AUXILIARY	0	0	0
Drive VFC GP LLC	United States	0.00%	91.00%	100.00%	INACTIVE	(55)	196	0
Drive VFC LP	United States	0.00%	91.00%	100.00%	INACTIVE	0	0	0
Drive Warehouse GP LLC	United States	0.00%	91.00%	100.00%	HOLDING COMPANY	0	0	0
Drive Warehouse LP	United States	0.00%	91.00%	100.00%	AUXILIARY	0	0	0
Duchess Parade Investments Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	2	0	1
Dudebasa, S.A.	Spain	0.00%	89.78%	100.00%	FINANCE	46	(14)	22
Efearvi, S.A.	Spain	0.00%	89.78%	100.00%	PROPERTY	0	0	0
Elerco, S.A.	Spain	0.00%	89.78%	100.00%	LEASING	285	(23)	125
Euro Alliance Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Eurobank Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Eurogiro Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Evansgrove Limited (f)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Fábricas Agrupadas de Muñecas de Onil, S.A. (consolidated) (g)	Spain	0.00%	95.05%	95.05%	HOLDING COMPANY	12	(31)	62
FFB — Participaçoes e Serviços, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	HOLDING COMPANY	3,733	136	1,020
Fideicomiso 100740 SLPT	Mexico	0.00%	74.95%	100.00%	FINANCE	36	7	23
Fideicomiso Financiero Río Personales I	Argentina	—	(b)	—	SECURITIES	6	1	0
Fideicomiso GFSSLPT Banca Serfín, S.A.	Mexico	0.00%	74.95%	100.00%	FINANCE	34	6	20
Fideicomiso Super Letras Hipotecarias Clase I	Argentina	—	(b)	—	SECURITIES	2	0	0
Fideicomiso Super Letras Hipotecarias Clase II	Argentina	—	(b)	—	SECURITIES	3	0	0
Financiación Banesto 1, F.T.A.	Spain	—	(b)	—	SECURITISATION	0	0	0
Financiera Alcanza, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada	Mexico	0.00%	70.00%	100.00%	FINANCE	18	(5)	9
First National Motor Business Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
First National Motor Contracts Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	(1)	0	0
First National Motor Facilities Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
First National Motor Finance Limited	United Kingdom	0.00%	100.00%	100.00%	ADVISORY SERVICES	0	0	0
First National Motor Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
First National Motor plc	United Kingdom	0.00%	100.00%	100.00%	LEASING	(14)	9	0
Fomento e Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY	65	(30)	17
Fondo de Titulización de Activos Santander 1	Spain	—	(b)	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander 2	Spain	—	(b)	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 1	Spain	—	(b)	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 2	Spain	—	(b)	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 3	Spain	—	(b)	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 4	Spain	—	(b)	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 5	Spain	—	(b)	—	SECURITISATION	0	0	0

						Millions of Euros (a)
				% of			Net Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for the	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	Year	Interest
Fondo de Titulización de Activos Santander Público 1	Spain	—	(b)	—	SECURITISATION	0	0	0
Fondo de Titulización Santander Financiación 1	Spain	—	(b)	—	SECURITISATION	0	0	0
Fondo de Titulización Santander Financiación 2	Spain	—	(b)	—	SECURITISATION	0	0	0
Fondo de Titulización Santander Financiación 3	Spain	—	(b)	—	SECURITISATION	0	0	0
Fondos Santander, S.A. Administradora de Fondos de Inversión	Uruguay	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	0	0	1
Fonet Brasil S.A.	Brazil	0.00%	49.93%	50.98%	SERVICES	5	0	3
Formación Integral, S.A.	Spain	0.00%	89.78%	100.00%	TRAINING	1	0	1
Fortensky Trading, Ltd.	Ireland	0.00%	100.00%	100.00%	FINANCE	0	0	0
Fosse (Master Issuer) Holdings Limited	United Kingdom	—	(b)	—	FINANCE	0	0	0
Fosse Funding (No.1) Limited	United Kingdom	—	(b)	—	FINANCE	(2)	(76)	0
Fosse Holdings Limited (l)	United Kingdom	—	(b)	—	FINANCE	0	0	0
Fosse Master Issuer PLC	United Kingdom	—	(b)	—	FINANCE	(1)	(1)	0
Fosse Options No.1 Limited	United Kingdom	—	(b)	—	FINANCE	0	0	0
Fosse PECOH Limited	United Kingdom	—	(b)	—	FINANCE	0	0	0
Fosse Securities No.1 plc (l)	United Kingdom	—	(b)	—	FINANCE	0	0	0
Fosse Trustee Limited	Jersey	—	(b)	—	FINANCE	0	0	0
FTA Santander Consumer Spain Auto 06	Spain	—	(b)	—	SECURITISATION	0	0	0
FTA Santander Consumer Spain Auto 08-1	Spain	—	(b)	—	SECURITISATION	0	0	0
FTPYME Banesto 2 Fondo de Titulización de Activos	Spain	—	(b)	—	SECURITISATION	0	0	0
FTPYME Santander 2 Fondo de Titulización de Activos	Spain	—	(b)	—	SECURITISATION	0	0	0
Gamo Tenedora, S.L.	Spain	0.00%	100.00%	100.00%	SERVICES	0	0	0
GE Money Bank GmbH	Germany	0.00%	100.00%	100.00%	BANKING	188	(32)	272
GE Money Services GmbH	Germany	0.00%	100.00%	100.00%	SERVICES	2	1	0
Gedinver e Inmuebles, S.A.	Spain	0.00%	89.78%	100.00%	FINANCE	6	0	6
General Electric Capital Deutschland GmbH	Germany	0.00%	100.00%	100.00%	HOLDING COMPANY	285	(6)	165
Geoban UK Limited	United Kingdom	0.00%	100.00%	100.00%	SERVICES	0	0	0
Geoban, S.A.	Spain	99.99%	0.01%	100.00%	SERVICES	17	1	24
Gesban Santander Servicios Profesionales Contable Limitada	Chile	0.00%	100.00%	100.00%	INTERNET	0	0	0
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%	100.00%	SERVICES	0	0	1
Gescoban Soluciones, S.A.	Spain	0.00%	89.78%	100.00%	FINANCE	3	2	1
Gestión de Actividades Tecnológicas, S.A.	Spain	99.98%	0.02%	100.00%	SECURITIES INVESTMENT	(19)	0	0
Gestión de Instalaciones Fotovoltáicas, S.L., Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	ELECTRICITY	0	0	0
Gestión Industrial Hispamer, S.A.	Spain	99.99%	0.01%	100.00%	SECURITIES INVESTMENT	(37)	0	0
Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión, Grupo Financiero Santander	Mexico	0.00%	74.96%	100.00%	FINANCE	20	6	0
Gestora de Procesos S.A., in liquidation (l)	Peru	0.00%	100.00%	100.00%	HOLDING COMPANY	3	(2)	326
Gire, S.A.	Argentina	0.00%	57.92%	58.33%	COLLECTION AND PAYMENT SERVICES	7	3	1
Giro Investments (Jersey) Limited	Jersey	0.00%	100.00%	100.00%	FINANCE	163	6	144

						Millions of Euros (a)
				% of			Net Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for the	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	Year	Interest
Giro Investments Limited	Cayman Islands	0.00%	100.00%	100.00%	FINANCE	133	18	105
Girobank Carlton Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	106	17	106
Girobank Investments Ltd	United Kingdom	0.00%	100.00%	100.00%	FINANCE	4	0	0
Girobank Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Girobank Service Company Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Global Debt Management Services Limited	United Kingdom	0.00%	100.00%	100.00%	COLLECTION AND PAYMENT SERVICES	0	0	0
Golden Bar (Securitisation) S.r.l.	Italy	—	(b)	—	SECURITISATION	0	0	0
Golden Bar Securitization Programme I	Italy	—	(b)	—	SECURITISATION	0	0	0
Golden Bar Securitization Programme II	Italy	—	(b)	—	SECURITISATION	0	0	0
Golden Bar Securitization Programme III	Italy	—	(b)	—	SECURITISATION	0	0	0
Grupo Alcanza, S.A. de C.V.	Mexico	70.00%	0.00%	70.00%	HOLDING COMPANY	19	(6)	9
Grupo Empresarial Santander, S.L.	Spain	99.11%	0.89%	100.00%	HOLDING COMPANY	3,155	149	3,770
Grupo Financiero Santander, S.A. de C.V.	Mexico	74.75%	0.21%	74.96%	HOLDING COMPANY	3,255	443	1,759
Grupo Inmobiliario La Corporación Banesto, S.A.	Spain	0.00%	89.78%	100.00%	SECURITIES INVESTMENT	12	(4)	22
Guaranty Car, S.A., Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	AUTOMOTIVE	3	0	0
Hansar Finance Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	8	0	3
HBF Aluguer e Comercio de Viaturas, S.A.	Portugal	0.00%	100.00%	100.00%	FULL-SERVICE LEASE	0	0	0
Hipotebansa EFC, S.A.	Spain	100.00%	0.00%	100.00%	MORTGAGE LOAN COMPANY	47	1	36
Hipototta No. 1 FTC	Portugal	—	(b)	—	SECURITISATION	2	(1)	0
Hipototta No. 1 plc	Ireland	—	(b)	—	SECURITISATION	(3)	(1)	0
Hipototta No. 2 FTC	Portugal	—	(b)	—	SECURITISATION	8	(3)	0
Hipototta No. 2 plc	Ireland	—	(b)	—	SECURITISATION	(10)	(3)	0
Hipototta No. 3 FTC	Portugal	—	(b)	—	SECURITISATION	11	(5)	0
Hipototta No. 3 plc	Ireland	—	(b)	—	SECURITISATION	(15)	(4)	0
Hipototta No. 4 FTC	Portugal	—	(b)	—	SECURITISATION	10	(4)	0
Hipototta No. 4 plc	Ireland	—	(b)	—	SECURITISATION	(14)	(4)	0
Hipototta No. 5 FTC	Portugal	—	(b)	—	SECURITISATION	6	(1)	0
Hipototta No. 5 plc	Ireland	—	(b)	—	SECURITISATION	(7)	(1)	0
Hipototta No. 6 FTC	Portugal	—	(b)	—	SECURITISATION	7	(1)	0
Hipototta No. 6 plc	Ireland	—	(b)	—	SECURITISATION	(8)	(1)	0
Hipototta No. 7 FTC	Portugal	—	(b)	—	SECURITISATION	0	(1)	0
Hipototta No. 7 plc	Ireland	—	(b)	—	SECURITISATION	(1)	(1)	0
Hipototta No. 8 FTC	Portugal	—	(b)	—	SECURITISATION	0	0	0
Hipototta No. 8 plc	Ireland	—	(b)	—	SECURITISATION	0	0	0
Hipototta No. 9 FTC	Portugal	—	(b)	—	SECURITISATION	0	0	0
Hipototta No. 9 plc	Ireland	—	(b)	—	SECURITISATION	0	0	0
Hispamer Renting, S.A.U.	Spain	0.00%	100.00%	100.00%	FULL-SERVICE LEASE	13	0	1
Holbah II Limited	Bahamas	0.00%	100.00%	100.00%	HOLDING COMPANY	972	502	1,242
Holbah Limited	Bahamas	0.00%	100.00%	100.00%	HOLDING COMPANY	63	(31)	0
Holmes Financing (Nº1) plc	United Kingdom	—	(b)	—	FINANCE	1	(1)	0
Holmes Financing (Nº10) plc	United Kingdom	—	(b)	—	FINANCE	(18)	19	0
Holmes Financing (Nº2) plc	United Kingdom	—	(b)	—	FINANCE	0	0	0
Holmes Financing (Nº3) plc	United Kingdom	—	(b)	—	FINANCE	0	0	0
Holmes Financing (Nº4) plc	United Kingdom	—	(b)	—	FINANCE	0	0	0
Holmes Financing (Nº5) plc	United Kingdom	—	(b)	—	FINANCE	0	0	0

						Millions of Euros (a)
				% of			Net Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for the	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	Year	Interest
Holmes Financing (Nº6) plc	United Kingdom	—	(b)	—	FINANCE	0	0	0
Holmes Financing (Nº7) plc	United Kingdom	—	(b)	—	FINANCE	0	0	0
Holmes Financing (Nº8) plc	United Kingdom	—	(b)	—	FINANCE	1	(1)	0
Holmes Financing (Nº9) plc	United Kingdom	—	(b)	—	FINANCE	0	0	0
Holmes Funding Limited	United Kingdom	—	(b)	—	FINANCE	119	(113)	0
Holmes Holdings Limited	United Kingdom	—	(b)	—	HOLDING COMPANY	0	0	0
Holmes Master Issuer plc	United Kingdom	—	(b)	—	FINANCE	(11)	299	0
Holmes Trustees Limited	United Kingdom	—	(b)	—	FINANCE	0	0	0
Holneth B.V.	Netherlands	0.00%	100.00%	100.00%	HOLDING COMPANY	43	78	10
Honeycomb SB Limited	United Kingdom	0.00%	100.00%	100.00%	SERVICES	0	0	0
HRE Investment Holdings II-A S.à.r.l. (m)	Luxembourg	0.00%	69.50%	0.00%	HOLDING COMPANY	0	0	4
HSH Delaware L.P. (c)	United States	0.00%	69.20%	0.00%	HOLDING COMPANY	41	(14)	69
Hualle, S.A.	Spain	0.00%	89.78%	100.00%	SECURITIES INVESTMENT	47	35	5
Ibérica de Compras Corporativas, S.L.	Spain	91.63%	7.80%	100.00%	e-COMMERCE	5	2	5
IEM (Holland) Aircraft Lease B.V.	Netherlands	0.00%	100.00%	100.00%	LEASING	0	0	0
IEM 757 Leasing I B.V.	Netherlands	0.00%	100.00%	100.00%	LEASING	0	0	0
IEM Airfinance B.V.	Netherlands	0.00%	100.00%	100.00%	LEASING	(1)	0	0
IEM Lease Aircraft B.V.	Netherlands	0.00%	100.00%	100.00%	LEASING	0	0	0
Infraestructuras Americanas, S.L.	Spain	0.00%	100.00%	100.00%	HOLDING COMPANY	13	0	13
Ingeniería de Software Bancario, S.L.	Spain	100.00%	0.00%	100.00%	IT SERVICES	61	8	76
Inmo Francia 2, S.A.	Spain	0.00%	100.00%	100.00%	PROPERTY	37	0	37
Inmuebles B de V 1985 C.A.	Venezuela	0.00%	60.38%	100.00%	PROPERTY MANAGEMENT	1	0	2
Instituto Santander Serfin, A.C.	Mexico	0.00%	74.95%	100.00%	NOT-FOR-PROFIT INSTITUTE	1	0	0
Insurance Funding Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	(12)	5	0
Integrated Securities Services, S.A.	Spain	0.00%	100.00%	100.00%	SERVICES	1	0	1
Integritas (Canada) Trustee Corporation Ltd.	Canada	100.00%	0.00%	100.00%	ASSET MANAGEMENT COMPANY	0	0	0
Integritas New Zealand Ltd.	New Zealand	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY	0	0	0
Integritas Trust SA	Switzerland	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY	2	1	0
Interbanca International Holding, S.A.	Belgium	0.10%	99.90%	100.00%	HOLDING COMPANY	2	1	4
Interbanca S.p.A. (consolidated) (c)	Italy	0.00%	99.99%	99.99%	BANKING	630	(10)	1,000
Internacional Compañía de Seguros de Vida S.A.	Argentina	0.00%	59.20%	59.20%	INSURANCE	19	3	10
Intursa, S.A.	Spain	0.00%	89.78%	100.00%	HOSPITALITY	5	15	14
Inversiones ASP S.A. (m)	Chile	0.00%	100.00%	100.00%	HOLDING COMPANY	—	—	223
Inversiones AyS Uno Limitada (m)	Chile	0.00%	100.00%	100.00%	HOLDING COMPANY	—	—	127
Inversiones AyS Dos Limitada (m)	Chile	0.00%	100.00%	100.00%	HOLDING COMPANY	—	—	125
Inversiones AyS Tres Limitada (m)	Chile	0.00%	100.00%	100.00%	HOLDING COMPANY	—	—	226
Inversiones AyS Cuatro Limitada (m)	Chile	0.00%	100.00%	100.00%	HOLDING COMPANY	—	—	223
Inversiones Marítimas del Mediterráneo, S.A.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY	3	9	1
Inversiones Tesoreras SICAV, S.A.	Spain	0.00%	100.00%	100.00%	OPEN-END INVESTMENT COMPANY	6	0	8
Isban DE GmbH	Germany	0.00%	100.00%	100.00%	IT SERVICES	0	6	0
ISBAN PT — Engenheria e Software Bancário, S.A.	Portugal	0.00%	99.93%	100.00%	IT SERVICES	1	0	0
Isban U.K., Ltd.	United Kingdom	0.00%	100.00%	100.00%	IT SERVICES	3	0	0
Island Insurance Corporation	Puerto Rico	0.00%	90.59%	100.00%	INSURANCE	4	0	4
Itasant Sociedade Gestora de Participações Sociais Sociedade Unipessoal, Lda.	Portugal	0.00%	100.00%	100.00%	HOLDING COMPANY	281	(28)	92

						Millions of Euros (a)
				% of			Net Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for the	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	Year	Interest
J.C. Flowers II-A L.P. (c)	Canada	0.00%	69.90%	4.43%	HOLDING COMPANY	54	1	54
James Hay Administration Company Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGEMENT	13	2	9
James Hay Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	(6)	1	194
James Hay Insurance Company Limited	Jersey	0.00%	100.00%	100.00%	INSURANCE BROKERAGE	14	1	12
James Hay Pension Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY	2	0	2
James Hay Wrap Managers Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGEMENT	3	1	16
JCF II-A AIV K L.P. (c)	Canada	0.00%	69.54%	0.00%	HOLDING COMPANY	0	0	3
JCF II-A BIN (c)	Mauritania	0.00%	69.90%	4.43%	HOLDING COMPANY	0	0	3
JCF II-A Special AIV K L.P. (c)	Canada	0.00%	72.29%	4.99%	HOLDING COMPANY	0	0	3
JCF Jupiter AIV II A C.V. (m)	Netherlands	0.00%	69.51%	4.99%	HOLDING COMPANY	—	—	44
JSC Santander Consumer Bank	Russia	0.00%	100.00%	100.00%	BANKING	35	7	58
Jupiter III C.V. (m)	Netherlands	0.00%	72.65%	4.99%	HOLDING COMPANY	—	—	280
La Unión Resinera Española, S.A. (consolidated)	Spain	74.87%	21.28%	96.24%	CHEMICALS	48	(1)	28
Laboratorios Indas, S.A. (e)	Spain	0.00%	73.41%	100.00%	PHARMACEUTICALS	77	22	277
Lanebridge Securities Limited	United Kingdom	0.00%	51.00%	51.00%	HOLDING COMPANY	0	(4)	0
Langton Funding (No.1) Limited	United Kingdom	—	(b)	—	FINANCE	0	0	0
Langton Mortgages Trustee Limited	Jersey	—	(b)	—	FINANCE	0	0	0
Langton PECOH Limited	United Kingdom	—	(b)	—	FINANCE	0	0	0
Langton Securities (2008-1) plc	United Kingdom	—	(b)	—	FINANCE	0	0	0
Langton Securities (2008-2) plc	United Kingdom	—	(b)	—	FINANCE	0	0	0
Langton Securities (2008-3) PLC	United Kingdom	—	(b)	—	FINANCE	0	0	0
Langton Securities Holdings Limited	United Kingdom	—	(b)	—	FINANCE	0	0	0
Laparanza, S.A. (c)	Spain	61.59%	0.00%	61.59%	AGRICULTURE AND LIVESTOCK	29	0	16
Larix Chile Inversiones Limitada	Chile	0.00%	89.78%	100.00%	PROPERTY	0	0	0
Larix Spain, S.L.	Spain	0.00%	89.78%	100.00%	PROPERTY	1	0	1
Latinoenvíos, S.A.	Spain	100.00%	0.00%	100.00%	IMMIGRANT REMITTANCES	1	0	1
Legal Debt Recovery Services Limited	United Kingdom	0.00%	100.00%	100.00%	COLLECTION AND PAYMENT SERVICES	0	0	0
LLC Finance Analize	Russia	0.00%	100.00%	100.00%	INACTIVE	4	0	6
Luresa Inmobiliaria, S.A.	Spain	0.00%	96.15%	100.00%	PROPERTY	20	1	9
Luri 1, S.A.	Spain	0.00%	5.58%	100.00%	PROPERTY	100	0	6
Luri 2, S.A.	Spain	0.00%	4.81%	100.00%	PROPERTY	100	(4)	5
Luri 3, S.A.	Spain	0.00%	9.61%	10.00%	PROPERTY	30	1	3
Luri Land, S.A.	Belgium	0.00%	5.15%	100.00%	PROPERTY	6	0	0
MAC No. 1 Limited (i)	United Kingdom	—	(b)	—	MORTGAGE LOAN COMPANY	0	0	0
Madeisisa — SGPS Sociedade Unipessoal, Lda.	Portugal	0.00%	99.72%	100.00%	HOLDING COMPANY	11	0	3
Marylebone Road CBO 3 BV	Netherlands	—	(b)	—	FINANCE	0	0	0
Mata Alta, S.L.	Spain	0.00%	61.59%	100.00%	PROPERTY	0	0	0
Mercado de Dinero, S.A.	Spain	0.00%	89.78%	100.00%	SECURITIES INVESTMENT	0	0	0
Merciver, S.L.	Spain	0.00%	89.78%	100.00%	SHIPPING COMPANY	0	0	0
Mitre Capital Partners Limited	United Kingdom	0.00%	100.00%	100.00%	MORTGAGE LOAN COMPANY	(2)	(39)	0
Money Card (Holdings) Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	1	1	0
Money Card Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCIAL SERVICES	(4)	23	0
Money Movers Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Mortgage Alliance Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Multinegocios S.A.	Chile	—	(b)	—	ADVISORY SERVICES	0	0	0

						Millions of Euros (a)
				% of			Net Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for the	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	Year	Interest
MultiRent — Aluguer e Comércio de Automóveis, S.A.	Portugal	0.00%	60.00%	100.00%	FULL-SERVICE LEASE	(5)	(3)	17
Multiservicios de Negocios Limitada	Chile	—	(b)	—	FINANCIAL SERVICES	0	0	0
N&P (B.E.S.) Loans Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	119	1	3
National Alliance Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Naviera Mirambel, S.L.	Spain	0.00%	100.00%	100.00%	FINANCE	0	0	0
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	SHIPPING COMPANY	26	(3)	35
Naviera Tritón, A.I.E.	Spain	99.99%	0.01%	100.00%	SHIPPING COMPANY	0	0	0
Netbank Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
NIB Special Investors IV-A LP (c)	Canada	0.00%	99.70%	4.99%	HOLDING COMPANY	40	(5)	66
NIB Special Investors IV-B LP (c)	Canada	0.00%	95.86%	4.99%	HOLDING COMPANY	32	(10)	29
Norbest AS	Norway	7.94%	92.06%	100.00%	SECURITIES INVESTMENT	605	(359)	953
NW Services CO.	United States	0.00%	99.43%	100.00%	e-COMMERCE	1	0	2
Oil-Dor, S.A.	Spain	0.00%	89.78%	100.00%	FINANCE	149	4	110
Open Bank Santander Consumer, S.A.	Spain	0.00%	100.00%	100.00%	BANKING	68	17	47
Optimal Alternative Investments, S.G.I.I.C., S.A.	Spain	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	2	(1)	1
Optimal Investment Services (Asia) Pte. Ltd.	Singapore	0.00%	99.99%	100.00%	FUND MANAGEMENT COMPANY	0	0	0
Optimal Investment Services SA	Switzerland	0.00%	99.99%	99.99%	FUND MANAGEMENT COMPANY	31	7	5
Pan American Bank Limited	Bahamas	0.00%	100.00%	100.00%	BANKING	2	0	22
Parasant SA	Switzerland	100.00%	0.00%	100.00%	HOLDING COMPANY	1,243	495	1,213
Patagon Euro, S.L.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY	698	21	587
PECOH Limited	United Kingdom	—	(b)	—	FINANCE	0	0	0
Peninsular, S.A.R.L.	France	99.99%	0.00%	99.99%	PROPERTY	2	8	9
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	HOLDING COMPANY	351	(275)	4
Pingham International, S.A.	Uruguay	0.00%	100.00%	100.00%	SERVICES	0	0	0
Plus Direct Insurance Services Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Plus Direct Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Plus Insurance Services Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Plus Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Polskie Towarzystwo Finansowe S.A.	Poland	0.00%	100.00%	100.00%	SERVICES	3	0	35
Portada S.A., in liquidation	Chile	0.00%	96.17%	96.17%	FINANCE	5	0	4
Portal Universia Argentina, S.A.	Argentina	0.00%	92.00%	92.00%	INTERNET	1	(1)	0
Portal Universia Portugal, Prestaçao de Serviços de Informática, S.A.	Portugal	0.00%	100.00%	100.00%	INTERNET	1	0	0
Portal Universia, S.A.	Spain	0.00%	67.77%	67.77%	INTERNET	4	(2)	3
Préstamos de Consumo, S.A.	Argentina	0.00%	99.97%	100.00%	FINANCE	0	0	4
Procura Digital de Venezuela, S.A.	Venezuela	0.00%	99.43%	100.00%	e-COMMERCE	1	0	2
Produban Servicios Informáticos Generales, S.L.	Spain	98.00%	2.00%	100.00%	SERVICES	(13)	1	0
Produban Serviços de Informática S.A.	Brazil	0.00%	100.00%	100.00%	IT	2	3	5
Programa Hogar Montigalá, S.A.	Spain	0.00%	89.78%	100.00%	PROPERTY	8	(6)	3
Promoción de Servicios Integrales, S.A. De C.V.	Mexico	0.00%	99.98%	99.98%	SERVICES	0	0	0
Promociones y Servicios Monterrey, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	PROPERTY	6	0	7
Promociones y Servicios Polanco, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	PROPERTY	26	0	33
Promociones y Servicios Santiago, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	SERVICES	38	0	47
Promodomus Desarrollo de Activos, S.L.	Spain	0.00%	45.79%	51.00%	PROPERTY	2	(1)	1

						Millions of Euros (a)
				% of			Net Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for the	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	Year	Interest
Promotora AFR de Venezuela, S.A.	Venezuela	0.00%	98.40%	99.98%	ADVISORY SERVICES	0	0	4
Promotora Herlosacantos, S.A. (c)	Spain	0.00%	50.00%	50.00%	PROPERTY	0	0	0
PSB Inmobilien GmbH	Germany	0.00%	100.00%	100.00%	PROPERTY	0	0	0
Real Capitalização S.A.	Brazil	0.00%	97.93%	100.00%	FINANCE	37	22	44
Real CHP S.A.	Brazil	0.00%	90.86%	92.78%	ASSET MANAGEMENT	0	1	1
Real Corretora de Seguros S.A.	Brazil	0.00%	97.93%	100.00%	INSURANCE	5	18	15
Real Argentina S.A.	Argentina	0.00%	96.95%	99.00%	PROPERTY	0	0	0
Real Leasing S.A. Arrendamento Mercantil	Brazil	0.00%	97.92%	99.99%	LEASING	2,765	185	2,706
Real Microcrédito Assessoria Financeira S.A.	Brazil	0.00%	97.93%	100.00%	FINANCIAL SERVICES	1	1	1
REB Empreendimentos e Administradora de Bens S.A.	Brazil	0.00%	97.93%	100.00%	PROPERTY	4	7	7
Redes y Procesos, S.A.	Spain	52.17%	13.20%	66.87%	CARDS	1	0	1
Riobank International (Uruguay) SAIFE (l)	Uruguay	0.00%	100.00%	100.00%	BANKING	0	0	0
Ruevilliot 26, S.L.	Spain	0.00%	70.00%	70.00%	PROPERTY	25	0	18
S C Servicios y Cobranzas S.A.	Colombia	0.00%	97.76%	100.00%	COLLECTION AND PAYMENT SERVICES	0	0	0
SAG International Finance Company Limited	Ireland	0.00%	60.00%	100.00%	SECURITISATION	1	0	1
Sánchez Ramade Santander Financiera, S.L.	Spain	0.00%	50.00%	50.00%	FINANCIAL SERVICES	0	0	0
Sandgate S.á.r.l. (c)	Luxembourg	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Saninv Gestao e Investimentos, S.A.	Portugal	0.00%	100.00%	100.00%	HOLDING COMPANY	101	(75)	32
Santander Administradora de Consórcios Ltda.	Brazil	0.00%	97.93%	100.00%	FINANCE	1	0	1
Santander Airplus Corporate Payment Solutions, S.A.	Spain	75.00%	0.00%	75.00%	PAYMENT SYSTEMS	0	0	0
Santander AM Holding, S.L.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY	100	57	6
Santander Asset Management — Sociedade Gestora de Fundos de Investimento Mobiliário, S.A.	Portugal	0.00%	99.86%	100.00%	FUND MANAGEMENT COMPANY	28	7	7
Santander Asset Management Chile S.A.	Chile	0.01%	99.83%	100.00%	SECURITIES INVESTMENT	0	0	7
Santander Asset Management Corporation	Puerto Rico	0.00%	90.59%	100.00%	ASSET MANAGEMENT	(3)	9	2
Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda.	Brazil	0.00%	97.93%	100.00%	ASSET MANAGEMENT	20	12	18
Santander Asset Management Ireland, Ltd.	Ireland	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	17	(1)	0
Santander Asset Management Luxembourg, S.A.	Luxembourg	0.00%	97.96%	100.00%	FUND MANAGEMENT COMPANY	4	2	0
Santander Asset Management S.A. Administradora General de Fondos	Chile	0.00%	76.74%	100.00%	FUND MANAGEMENT COMPANY	68	18	6
Santander Asset Management UK Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	141	0	141
Santander Asset Management UK Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGEMENT	11	1	9
Santander Asset Management, S.A., S.G.I.I.C.	Spain	28.30%	69.66%	100.00%	FUND MANAGEMENT COMPANY	90	49	33
Santander BanCorp	Puerto Rico	0.00%	90.59%	90.59%	HOLDING COMPANY	446	11	202
Santander Bank & Trust Ltd.	Bahamas	0.00%	100.00%	100.00%	BANKING	1,304	202	1,141
Santander Benelux, S.A./N.V.	Belgium	100.00%	0.00%	100.00%	BANKING	943	60	925
Santander Brasil Arrendamento Mercantil S.A.	Brazil	0.00%	97.93%	100.00%	LEASING	148	14	100
Santander Brasil S.A. Corretora de Títulos e Valores Mobiliários	Brazil	0.00%	97.93%	100.00%	BROKER-DEALER	(3)	4	0
Santander Brasil Seguros S.A.	Brazil	0.00%	99.37%	100.00%	INSURANCE	36	5	36
Santander Capital Desarrollo, SGECR, S.A.	Spain	100.00%	0.00%	100.00%	VENTURE CAPITAL COMPANY	1	1	0
Santander Capitalização S.A.	Brazil	0.00%	99.37%	100.00%	FINANCE	(12)	22	5

						Millions of Euros (a)
				% of			Net Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for the	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	Year	Interest
Santander Cards Limited	United Kingdom	100.00%	0.00%	100.00%	FINANCIAL SERVICES	116	(47)	216
Santander Carteras, S.G.C., S.A.	Spain	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	20	0	8
Santander Central Hispano Finance (Delaware) Inc.	United States	100.00%	0.00%	100.00%	FINANCE	2	0	0
Santander Central Hispano Financial Services Limited	Cayman Islands	100.00%	0.00%	100.00%	FINANCE	2	0	0
Santander Central Hispano International Limited	Cayman Islands	100.00%	0.00%	100.00%	FINANCE	4	0	0
Santander Central Hispano Issuances Limited	Cayman Islands	100.00%	0.00%	100.00%	FINANCE	2	0	0
Santander Chile Holding, S.A.	Chile	22.11%	77.40%	99.51%	HOLDING COMPANY	581	337	238
Santander Commercial Paper, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE	0	0	0
Santander Consumer (UK) plc	United Kingdom	0.00%	100.00%	100.00%	ADVISORY SERVICES	71	(1)	99
Santander Consumer autoboerse.de AG	Germany	0.00%	100.00%	100.00%	INTERNET	1	0	1
Santander Consumer Bank AG	Germany	0.00%	100.00%	100.00%	BANKING	1,187	424	1,192
Santander Consumer Bank AS	Norway	0.00%	100.00%	100.00%	FINANCE	307	44	468
Santander Consumer Bank S.p.A.	Italy	0.00%	100.00%	100.00%	FINANCE	153	23	312
Santander Consumer Bank Spólka Akcyjna	Poland	0.00%	100.00%	100.00%	BANKING	165	24	176
Santander Consumer Chile S.A.	Chile	89.00%	0.00%	89.00%	FINANCE	12	(1)	12
Santander Consumer Debit GmbH	Germany	0.00%	100.00%	100.00%	SERVICES	0	11	0
Santander Consumer Finance a.s.	Czech Republic	0.00%	100.00%	100.00%	LEASING	43	4	36
Santander Consumer Finance B.V.	Netherlands	0.00%	100.00%	100.00%	FINANCE	37	(1)	32
Santander Consumer Finance Benelux B.V.	Netherlands	0.00%	100.00%	100.00%	FINANCE	6	(7)	0
Santander Consumer Finance Correduría de Seguros, S.A.	Spain	0.00%	100.00%	100.00%	INSURANCE BROKERAGE	1	1	0
Santander Consumer Finance Media S.r.l.	Italy	0.00%	65.00%	65.00%	FINANCE	7	0	5
Santander Consumer Finance Oy	Finland	0.00%	100.00%	100.00%	FINANCE	34	(2)	34
Santander Consumer Finance Zrt.	Hungary	0.00%	100.00%	100.00%	FINANCE	6	(7)	4
Santander Consumer Finance, Germany GmbH	Germany	0.00%	100.00%	100.00%	HOLDING COMPANY	3,061	(11)	3,061
Santander Consumer Finance, S.A.	Spain	63.19%	36.81%	100.00%	BANKING	4,745	483	3,138
Santander Consumer Finanzia S.r.l.	Italy	0.00%	100.00%	100.00%	FACTORING	2	0	1
Santander Consumer France	France	0.00%	100.00%	100.00%	FINANCE	35	(21)	37
Santander Consumer Holding GmbH	Germany	0.00%	100.00%	100.00%	HOLDING COMPANY	928	204	1,891
Santander Consumer Iber-Rent, S.L.	Spain	0.00%	60.00%	60.00%	FULL-SERVICE LEASE	62	2	18
Santander Consumer Leasing Austria GmbH	Austria	0.00%	100.00%	100.00%	LEASING	0	0	0
Santander Consumer Leasing GmbH	Germany	0.00%	100.00%	100.00%	LEASING	6	7	6
Santander Consumer Leasing s.r.o.	Czech Republic	0.00%	100.00%	100.00%	FINANCE	1	0	2
Santander Consumer Multirent Spólka z ograniczoną odpowiedzialnościa	Poland	0.00%	60.00%	60.00%	LEASING	7	(1)	4
Santander Consumer Receivables LLC	United States	0.00%	91.00%	100.00%	AUXILIARY	0	0	0
Santander Consumer Spain Auto 07-1	Spain	—	(b)	—	SECURITISATION	0	0	0
Santander Consumer Spain Auto 07-2	Spain	—	(b)	—	SECURITISATION	0	0	0
Santander Consumer USA Inc.	United States	91.00%	0.00%	91.00%	FINANCE	214	(75)	599
Santander Consumer, EFC, S.A.	Spain	0.00%	100.00%	100.00%	FINANCE	239	(27)	169
Santander Consumo, S.A. de C.V., SOFOM, E.R.	Mexico	0.00%	74.95%	100.00%	PROPERTY MANAGEMENT	307	(38)	265
Santander Corredora de Seguros Limitada	Chile	0.00%	76.85%	100.00%	INSURANCE BROKERAGE	77	3	40
Santander de Desarrollos Inmobiliarios, S.A.	Spain	98.39%	1.61%	100.00%	PROPERTY	0	0	0

						Millions of Euros (a)
				% of			Net Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for the	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	Year	Interest
Santander de Leasing, S.A., E.F.C.	Spain	70.00%	30.00%	100.00%	LEASING	46	17	35
Santander de Renting, S.A.	Spain	99.99%	0.01%	100.00%	FULL-SERVICE LEASE	21	(2)	18
Santander de Titulización S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	FUND MANAGEMENT COMPANY	1	1	1
Santander Drive Auto Receivables LLC	United States	0.00%	91.00%	100.00%	AUXILIARY	0	0	0
Santander Drive Auto Receivables Trust 2007-1	United States	—	(b)	—	SECURITISATION	0	0	0
Santander Drive Auto Receivables Trust 2007-2	United States	—	(b)	—	SECURITISATION	0	0	0
Santander Drive Auto Receivables Trust 2007-3	United States	—	(b)	—	SECURITISATION	0	0	0
Santander Energías Renovables I, SCR de Régimen Simplificado, S.A.	Spain	62.16%	0.00%	62.16%	VENTURE CAPITAL COMPANY	19	0	6
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	FACTORING	106	19	76
Santander Factoring, S.A.	Chile	0.00%	99.51%	100.00%	FACTORING	21	2	5
Santander Financial Products plc	Ireland	0.00%	100.00%	100.00%	FINANCE	184	6	162
Santander Financial Services, Inc.	Puerto Rico	0.00%	90.59%	100.00%	LENDING COMPANY	58	4	89
Santander Gestâo de Activos, SGPS, S.A.	Portugal	0.00%	99.86%	100.00%	HOLDING COMPANY	15	10	7
Santander Gestión de Recaudación y Cobranzas, Ltda.	Chile	0.00%	98.97%	99.45%	FINANCIAL SERVICES	0	5	1
Santander Gestión Inmobiliaria, S.A.	Spain	0.01%	99.99%	100.00%	PROPERTY	0	2	0
Santander Global Facilities, S.A.	Spain	99.94%	0.06%	100.00%	SERVICES	2	0	1
Santander Global Property Alemania GmbH	Germany	0.00%	100.00%	100.00%	SERVICES	0	0	0
Santander Global Property México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	PROPERTY	0	0	0
Santander Global Property USA Inc.	United States	0.00%	100.00%	100.00%	SERVICES	0	0	0
Santander Global Property, S.L.	Spain	97.21%	2.79%	100.00%	SECURITIES INVESTMENT	238	0	227
Santander Global Services, S.A.	Uruguay	0.00%	100.00%	100.00%	SERVICES	1	0	0
Santander Global Sport, S.A.	Spain	100.00%	0.00%	100.00%	SPORTS OPERATIONS	36	(3)	32
Santander Hipotecario 1 Fondo de Titulización de Activos	Spain	—	(b)	—	SECURITISATION	0	0	0
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	—	(b)	—	SECURITISATION	0	0	0
Santander Hipotecario 3 Fondo de Titulización de Activos	Spain	—	(b)	—	SECURITISATION	0	0	0
Santander Hipotecario 4 Fondo de Titulización de Activos	Spain	—	(b)	—	SECURITISATION	0	0	0
Santander Hipotecario 5 Fondo de Titulización de Activos	Spain	—	(b)	—	SECURITISATION	0	0	0
Santander Holanda B.V.	Netherlands	100.00%	0.00%	100.00%	HOLDING COMPANY	11	0	0
Santander Holding Gestión, S.L.	Spain	0.00%	100.00%	100.00%	HOLDING COMPANY	(79)	0	0
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	HOLDING COMPANY	28	315	0
Santander Infraestructuras II, SCR de Régimen Simplificado, S.A.	Spain	100.00%	0.00%	100.00%	VENTURE CAPITAL COMPANY	1	0	1
Santander Infrastructure Capital Limited	United Kingdom	100.00%	0.00%	100.00%	LEASING	0	0	0
Santander Infrastructure Capital Management Limited	United Kingdom	100.00%	0.00%	100.00%	LEASING	2	0	2
Santander Insurance Agency, Inc.	Puerto Rico	0.00%	90.59%	100.00%	INSURANCE BROKERAGE	2	2	3
Santander Insurance Holding, S.L.	Spain	99.99%	0.01%	100.00%	HOLDING COMPANY	383	(6)	357
Santander Insurance Services UK Limited	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY	22	1	35

						Millions of Euros (a)
				% of			Net Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for the	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	Year	Interest
Santander International Bank of Puerto Rico, Inc.	Puerto Rico	0.00%	90.59%	100.00%	BANKING	115	4	66
Santander International Debt, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE	0	0	0
Santander Inversiones Limitada	Chile	0.00%	100.00%	100.00%	HOLDING COMPANY	662	110	578
Santander Investimentos em Participações S.A.	Brazil	0.00%	97.93%	100.00%	COLLECTION AND PAYMENT SERVICES	249	49	321
Santander Investment Bank Limited	Bahamas	0.00%	100.00%	100.00%	BANKING	94	0	181
Santander Investment Bolsa, S.V., S.A.	Spain	0.00%	100.00%	100.00%	BROKER-DEALER	126	54	104
Santander Investment Chile, Limitada	Chile	0.00%	100.00%	100.00%	FINANCE	160	23	128
Santander Investment Colombia S.A.	Colombia	0.00%	100.00%	100.00%	HOLDING COMPANY	6	0	44
Santander Investment I, S.A.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY	(1,503)	(17)	0
Santander Investment Limited	Bahamas	0.00%	100.00%	100.00%	BROKER-DEALER	(57)	0	0
Santander Investment Securities Inc.	United States	0.00%	100.00%	100.00%	BROKER-DEALER	59	(4)	295
Santander Investment Trust Colombia S.A., Sociedad Fiduciaria	Colombia	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	8	1	9
Santander Investment Valores Colombia S.A., Comisionista de Bolsa Comercial	Colombia	0.00%	97.76%	100.00%	BROKER-DEALER	3	0	1
Santander Investment, S.A.	Spain	100.00%	0.00%	100.00%	BANKING	228	175	14
Santander Issuances, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE	0	0	0
Santander Mediación Operador de Banca-Seguros Vinculado, S.A.	Spain	20.00%	76.38%	100.00%	ADVISORY SERVICES	1	1	1
Santander Merchant Bank Limited	Bahamas	0.00%	100.00%	100.00%	BANKING	4	0	53
Santander Merchant, S.A.	Argentina	0.00%	100.00%	100.00%	HOLDING COMPANY	2	0	19
Santander Overseas Bank, Inc. (h)	Puerto Rico	0.00%	100.00%	100.00%	BANKING	384	26	198
Santander PB UK (Holdings) Limited	United Kingdom	100.00%	0.00%	100.00%	FINANCE	213	0	282
Santander Pensiones, S.A., E.G.F.P.	Spain	21.20%	76.76%	100.00%	PENSION FUND MANAGEMENT COMPANY	46	14	50
Santander Pensôes — Sociedade Gestora de Fundos de Pensôes, S.A.	Portugal	0.00%	99.86%	100.00%	PENSION FUND MANAGEMENT COMPANY	5	2	1
Santander Perpetual, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE	0	0	0
Santander Portfolio Management UK Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	31	0	24
Santander PR Capital Trust I	Puerto Rico	0.00%	90.59%	100.00%	FINANCE	3	6	3
Santander Private Advisors, Ltd.	United States	100.00%	0.00%	100.00%	HOLDING COMPANY	1	0	0
Santander Private Banking s.p.a.	Italy	0.00%	100.00%	100.00%	BANKING	53	(14)	73
Santander Private Banking UK Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY	435	0	435
Santander Private Equity, S.A., S.G.E.C.R.	Spain	90.00%	9.97%	100.00%	VENTURE CAPITAL MANAGEMENT COMPANY	5	(2)	4
Santander Professional Services, S.A.	Spain	0.00%	100.00%	100.00%	SPORTS OPERATIONS	0	0	0
Santander Real Estate, S.G.I.I.C., S.A.	Spain	0.00%	99.18%	100.00%	FUND MANAGEMENT COMPANY	70	30	6
Santander Río Asset Management Gerente de Fondos Comunes de Inversión S.A.	Argentina	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	4	1	2
Santander Río Seguros S.A.	Argentina	0.00%	100.00%	100.00%	INSURANCE	8	4	6
Santander Río Servicios S.A.	Argentina	0.00%	99.97%	100.00%	ADVISORY SERVICES	0	1	0
Santander Río Sociedad de Bolsa S.A.	Argentina	0.00%	99.34%	100.00%	BROKER-DEALER	4	1	2
Santander Río Trust S.A.	Argentina	0.00%	99.97%	100.00%	FINANCIAL SERVICES	0	0	0

						Millions of Euros (a)
				% of			Net Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for the	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	Year	Interest
Santander S.A. — Corretora de Câmbio e Títulos	Brazil	0.00%	97.93%	100.00%	BROKER-DEALER	47	13	26
Santander S.A. — Serviços Técnicos, Administrativos e de Corretagem de Seguros	Brazil	0.00%	97.93%	100.00%	INSURANCE BROKERAGE	8	9	28
Santander S.A. Agente de Valores	Chile	0.00%	76.95%	100.00%	BROKER-DEALER	165	8	17
Santander S.A. Corredores de Bolsa	Chile	0.00%	88.13%	100.00%	BROKER-DEALER	46	7	23
Santander S.A. Sociedad Securitizadora	Chile	0.00%	76.82%	100.00%	FUND MANAGEMENT COMPANY	1	0	0
Santander Securities Corporation	Puerto Rico	0.00%	90.59%	100.00%	BROKER-DEALER	32	10	16
Santander Seguros de Vida, S.A.	Chile	0.00%	100.00%	100.00%	INSURANCE	81	32	8
Santander Seguros Generales S.A.	Chile	99.50%	0.50%	100.00%	INSURANCE	10	(1)	11
Santander Seguros S.A.	Brazil	0.00%	99.38%	99.38%	INSURANCE	89	32	100
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	0.00%	96.02%	100.00%	INSURANCE	369	91	215
Santander Seguros, S.A.	Uruguay	0.00%	100.00%	100.00%	INSURANCE	4	(3)	4
Santander Service GmbH	Germany	0.00%	100.00%	100.00%	LEASING	0	1	0
Santander Servicios de Recaudación y Pagos Limitada	Chile	0.00%	76.73%	100.00%	SERVICES	5	0	3
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	0.00%	99.86%	100.00%	INSURANCE	137	25	107
Santander Totta, SGPS, S.A.	Portugal	0.00%	99.86%	99.86%	HOLDING COMPANY	2,641	259	3,321
Santander Trade Services, Ltd.	Hong Kong	0.00%	100.00%	100.00%	SERVICES	15	1	32
Santander UK Investments	United Kingdom	100.00%	0.00%	100.00%	LEASING	45	3	42
Santander UK Nominee Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Santander Unit Trust Managers UK Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGEMENT	18	(1)	16
Santander US Debt, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE	0	0	0
Santander Venezuela Sociedad Administradora de Entidades de Inversión Colectiva, C.A.	Venezuela	0.00%	90.00%	100.00%	FUND MANAGEMENT COMPANY	1	0	0
Santander Warehouse LLC	United States	0.00%	91.00%	100.00%	AUXILIARY	0	0	0
Santusa Holding, S.L.	Spain	69.64%	30.36%	100.00%	HOLDING COMPANY	10,616	(1,092)	9,158
Sarum Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY	0	0	0
Saturn Japan III Sub C.V. (m)	Netherlands	0.00%	72.61%	0.00%	HOLDING COMPANY	—	—	280
Saturn Japan II Sub C.V. (m)	Netherlands	0.00%	69.37%	0.00%	HOLDING COMPANY	—	—	44
Saturn Japan V C.V. (m)	Netherlands	0.00%	100.00%	99.99%	HOLDING COMPANY	—	—	114
SC Germany Auto 08-02 Limited	Germany	—	(b)	—	SECURITISATION	0	0	0
SC Germany Consumer 08-01	Germany	—	(b)	—	SECURITISATION	0	0	0
Scottish Mutual Pensions Limited	United Kingdom	0.00%	100.00%	100.00%	INSURANCE	5	0	76
Seguros Santander, S.A., Grupo Financiero Santander	Mexico	0.00%	74.96%	100.00%	INSURANCE	46	23	21
Sercoban, Gestión Administrativa de Empresas, S.A.	Spain	0.00%	100.00%	100.00%	SERVICES	9	0	10
Serfin International Bank and Trust, Limited	Cayman Islands	0.00%	99.72%	100.00%	BANKING	30	1	23
Services and Promotions Delaware Corporation	United States	0.00%	100.00%	100.00%	HOLDING COMPANY	82	0	72
Services and Promotions Miami LLC	United States	0.00%	100.00%	100.00%	PROPERTY	82	0	82
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	99.99%	0.01%	100.00%	SECURITY	2	0	1
Servicios Administrativos y Financieros, Ltda.	Chile	—	(b)	—	SERVICES	0	0	0

						Millions of Euros (a)
				% of			Net Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for the	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	Year	Interest
Servicios Corporativos Seguros Serfin, S.A. De C.V.	Mexico	0.00%	75.46%	100.00%	SERVICES	0	0	0
Servicios de Cobranza, Recuperación y Seguimiento, S.A. De C.V.	Mexico	0.00%	100.00%	100.00%	SERVICES	0	4	1
Servicios de Cobranzas Fiscalex Ltda.	Chile	—	(b)	—	SERVICES	0	0	0
Servicios Universia Venezuela S.U.V., S.A.	Venezuela	0.00%	81.26%	81.26%	INTERNET	1	0	1
Sheppards Moneybrokers Limited	United Kingdom	0.00%	100.00%	100.00%	ADVISORY SERVICES	17	0	15
Sinvest Inversiones y Asesorías Limitada	Chile	0.00%	100.00%	100.00%	FINANCE	53	3	2
Sistema 4B, S.A.	Spain	52.17%	13.20%	66.87%	CARDS	13	74	9
SK Charter Hire (No.1) Limited	Jersey	0.00%	100.00%	100.00%	LEASING	51	0	51
SK Charter Hire (No.2) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	7	0	1
SK Marine Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	0.00%	100.00%	100.00%	APPRAISALS	1	1	1
Sodepro, S.A.	Spain	0.00%	89.78%	100.00%	FINANCE	15	1	12
Solarlaser Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY	49	2	42
Sovereign Finance (Northern) Limited (g)	United Kingdom	0.00%	100.00%	100.00%	LEASING	1	0	0
Sovereign Finance (Scotland) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
Sovereign Finance Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
Sovereign Freeze Limited	Bermuda	0.00%	100.00%	100.00%	LEASING	0	0	0
Sovereign Gimi Limited	Bermuda	0.00%	100.00%	100.00%	LEASING	0	0	0
Sovereign Hilli Limited	Bermuda	0.00%	100.00%	100.00%	LEASING	0	0	0
Sovereign Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Sovereign Khannnur Limited	Bermuda	0.00%	100.00%	100.00%	LEASING	0	0	0
Sovereign Leasing (Scotland) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
Sovereign Spirit Limited	Bermuda	0.00%	100.00%	100.00%	LEASING	0	0	0
Sterrebeeck B.V.	Netherlands	100.00%	0.00%	100.00%	HOLDING COMPANY	5,185	378	15,309
Sudameris Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	97.93%	100.00%	ASSET MANAGEMENT	601	58	633
Suleyado 2003, S.L.	Spain	0.00%	100.00%	100.00%	SECURITIES INVESTMENT	7	0	7
Suzuki Servicios Financieros, S.L.	Spain	0.00%	51.00%	51.00%	INTERMEDIATION	0	0	0
Swesant Merchant SA, in liquidation (l)	Switzerland	0.00%	100.00%	100.00%	HOLDING COMPANY	2	0	2
Swesant SA	Switzerland	0.00%	100.00%	100.00%	HOLDING COMPANY	1	458	0
Task Moraza, S.L. (e)	Spain	0.00%	73.41%	73.41%	HOLDING COMPANY	36	0	27
Taxagest Sociedade Gestora de Participaçoes Sociais, S.A.	Portugal	0.00%	99.86%	100.00%	HOLDING COMPANY	59	0	0
Teatinos Siglo XXI Inversiones Limitada	Chile	50.00%	50.00%	100.00%	HOLDING COMPANY	556	150	403
Teylada, S.A.	Spain	11.11%	88.89%	100.00%	SECURITIES INVESTMENT	0	0	0
The Alliance & Leicester Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY	13	0	15
The HSH AIV 4 Trust (c)	United States	0.00%	69.20%	4.99%	HOLDING COMPANY	41	(14)	69
The JCF HRE AIV II-A Trust (m)	United States	0.00%	69.68%	4.99%	HOLDING COMPANY	—	—	4
The National & Provincial Building Society Pension Fund Trustees Limited (d)	United Kingdom	—	(b)	—	ASSET MANAGEMENT COMPANY	0	0	0
The Prepaid Card Company Limited	United Kingdom	0.00%	80.00%	80.00%	FINANCE	6	(26)	0
The WF Company Limited	United Kingdom	0.00%	100.00%	100.00%	ADVISORY SERVICES	0	0	0
Títulos de Renta Fija, S.A.	Spain	100.00%	0.00%	100.00%	SECURITIES INVESTMENT	0	0	0

						Millions of Euros (a)
				% of			Net Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for the	Ownership
Entity	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	Year	Interest
Tornquist Asesores de Seguros, S.A. (1)	Argentina	0.00%	99.99%	99.99%	ADVISORY SERVICES	0	0	0
Totta & Açores Inc. Newark	United States	0.00%	99.72%	100.00%	BANKING	1	0	1
Totta & Açores Financing, Limited	Cayman Islands	0.00%	99.72%	100.00%	FINANCE	0	12	0
Totta (Ireland), PLC (h)	Ireland	0.00%	99.72%	100.00%	FINANCE	352	107	341
Totta Crédito Especializado, Instituiçao Financeira de Crédito, S.A. (IFIC)	Portugal	0.00%	99.84%	100.00%	LEASING	106	24	42
Totta Urbe — Empresa de Administraçâo e Construçôes, S.A.	Portugal	0.00%	99.72%	100.00%	PROPERTY	110	2	148
UNIFIN S.p.A.	Italy	0.00%	70.00%	70.00%	FINANCE	18	6	44
Universia Brasil S.A.	Brazil	0.00%	100.00%	100.00%	INTERNET	1	(1)	1
Universia Chile S.A.	Chile	0.00%	99.94%	99.94%	INTERNET	1	(1)	0
Universia Colombia, S.A.	Colombia	0.00%	99.89%	99.89%	INTERNET	1	(1)	0
Universia Holding, S.L.	Spain	99.94%	0.06%	100.00%	HOLDING COMPANY	27	(19)	5
Universia México, S.A. De C.V.	Mexico	0.00%	100.00%	100.00%	INTERNET	1	(1)	0
Universia Perú, S.A.	Peru	0.00%	91.00%	91.00%	INTERNET	1	(1)	0
Universia Puerto Rico, Inc.	Puerto Rico	0.00%	100.00%	100.00%	INTERNET	1	0	1
Valores Santander Casa de Bolsa, C.A.	Venezuela	0.00%	90.00%	90.00%	BROKER-DEALER	19	7	7
Vista Capital de Expansión, S.A. SGECR	Spain	0.00%	50.00%	50.00%	VENTURE CAPITAL MANAGEMENT COMPANY	1	1	0
Vista Desarrollo, S.A. SCR	Spain	100.00%	0.00%	100.00%	VENTURE CAPITAL COMPANY	261	11	158
W.N.P.H. Gestao e Investimentos Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	SECURITIES INVESTMENT	35	1	0
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	SECURITIES INVESTMENT	(21)	(759)	0
Webmotors S.A.	Brazil	0.00%	97.93%	100.00%	SERVICES	7	5	6
Wex Point España, S.L.	Spain	0.00%	89.78%	100.00%	SERVICES	1	0	1
Whitewick Limited	Jersey	0.00%	100.00%	100.00%	HOLDING COMPANY	1	0	0
WIM Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	ADVISORY SERVICES	0	0	0

(a)
Amount per books of each company at December 31, 2008, disregarding, where appropriate, any interim dividends paid in the year. The amount of the ownership interest (net of allowances) is the figure per the books of each holding company multiplied by the Group’s percentage of ownership, disregarding impairment of goodwill on consolidation. The data on foreign companies were translated to euros at the year-end exchange rates.

(b)	Companies over which effective control is exercised.

(c)	Data from the latest approved financial statements at December 31, 2007.

(d)	Data from the latest approved financial statements at March 31, 2008.

(e)	Data from the latest approved financial statements at June 30, 2008.

(f)	Data from the latest approved financial statements at September 30, 2008.

(g)	Data from the latest approved financial statements at April 30, 2008.

(h)	Data from the latest approved financial statements at November 30, 2008.

(i)	Data from the latest approved financial statements at August 31, 2008.

(j)	Data uniform with 2008 calendar year.

(k)
Pursuant to Article 3 of Royal Decree 1815/1991, of 20 December, approving the rules for the preparation of consolidated financial statements, in order to determine voting rights, the voting rights relating to subsidiaries or to other parties acting in their own name but on behalf of Group companies were added to the voting rights directly held by the Parent. Accordingly, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.

(l)	Companies in liquidation at 31 December 2008.

(m)	Companies newly incorporated in 2008 for which no approved financial statements are available.

(1)	The preference share and preferred participating security issuer companies are detailed in Exhibit III, together with other relevant information.

Exhibit II
Listed companies in which the Santander Group has ownership interests of more than 5% (g), Associates of the Santander Group and Jointly Controlled Entities

						Millions of Euros (a)
				% of				Net Profit
		% of Ownership Held by the Bank		Voting			Capital and	(Loss) for the
Entity	Location	Direct	Indirect	Rights (f)	Line of Business	Assets	Reserves	Year
26 Rue Villiot S.A.S.	France	0.00%	35.00%	50.00%	PROPERTY	135	49	0
ABSLine Multimedia, S.L.	Spain	0.00%	47.50%	47.50%	MARKETING	1	1	0
Accordfin España, E.F.C., S.A.	Spain	0.00%	49.00%	49.00%	FINANCE	441	33	(13)
ACI Soluciones, S.L.	Spain	0.00%	32.03%	49.00%	SERVICES	3	2	0
Administrador Financiero de Transantiago S.A.	Chile	0.00%	15.35%	20.00%	COLLECTION AND PAYMENT SERVICES	577	2	1
Affirmative Insurance Holdings Inc. (b)	United States	0.00%	5.00%	5.00%	INSURANCE	648	107	5
Affirmative Investment LLC	United States	0.00%	9.86%	9.86%	HOLDING COMPANY	8	(42)	50
Agres, Agrupación Restauradores, S.L.	Spain	0.00%	38.62%	43.01%	RESTAURANTS	4	2	0
Aguas de Fuensanta, S.A.	Spain	0.00%	37.90%	42.21%	FOOD	35	9	0
Algebris Global Financials Fund (b)	Cayman Islands	8.64%	0.00%	8.64%	HOLDING COMPANY	1,506	1,210	99
Allfunds Alternative, S.V., S.A. (Sole-Shareholder Company)	Spain	0.00%	50.00%	50.00%	BROKER-DEALER	5	5	0
Allfunds Bank, S.A.	Spain	0.00%	50.00%	50.00%	BANKING	164	78	18
Allfunds International S.A.	Luxembourg	0.00%	50.00%	50.00%	FINANCIAL SERVICES	2	2	(1)
Allfunds Nominee Limited	United Kingdom	0.00%	50.00%	50.00%	HOLDING COMPANY	0	0	0
Alliance & Leicester Covered Bonds (LM) Limited	United Kingdom	0.00%	20.00%	20.00%	FINANCE	0	0	0
Andalucarthage Holding Société Holding Offshore S.A.	Morocco	0.00%	28.48%	28.48%	HOLDING COMPANY	149	126	0
Anekis, S.A.	Spain	24.75%	24.75%	49.50%	ADVERTISING	3	2	1
Arena Communications Network, S.L.	Spain	20.00%	0.00%	20.00%	ADVERTISING	9	3	0
Asajanet Servicios Agropecuarios, S.L. (b)	Spain	30.00%	0.00%	30.00%	MARKETING	0	1	0
Attijariwafa Bank Société Anonyme (consolidated) (b)	Tunisia	0.00%	15.25%	15.25%	BANKING	1,323	77	(5)
Attijari Factoring Maroc, S.A. (b)	Morocco	0.00%	35.91%	35.91%	FACTORING	52	5	1
Attijari International Bank Société Anonyme (b)	Morocco	50.00%	0.00%	50.00%	BANKING	515	5	2
Attijariwafa Bank Société Anonyme (consolidated) (b)	Morocco	0.00%	14.55%	14.55%	BANKING	14,920	1,120	190
Autopistas del Sol, S.A. (b)	Argentina	0.00%	14.17%	14.17%	MOTORWAY CONCESSIONS	316	75	(9)
Baie Placements S.à.r.l.	Luxembourg	0.00%	24.93%	25.00%	HOLDING COMPANY	0	0	0
Banco Internacional da Guiné-Bissau, S.A. (d)	Guinea Bissau	0.00%	48.86%	49.00%	BANKING	12	(30)	(1)
Banesto Banca Privada Inversiones SICAV, S.A.	Spain	0.00%	43.70%	48.67%	OPEN-END INVESTMENT COMPANY	3	7	0
Base Central — Rede Serviços Imobiliarios, S.A.	Portugal	0.00%	49.80%	49.80%	PROPERTY SERVICES	2	1	(1)
Benim — Sociedade Imobiliária, S.A. (b)	Portugal	0.00%	24.93%	25.00%	PROPERTY	12	8	0
Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. (consolidated) (b)	Spain	2.70%	2.34%	5.04%	FINANCIAL SERVICES	5,176	378	201
Cantabria Capital, SGECR, S.A.	Spain	50.00%	0.00%	50.00%	VENTURE CAPITAL MANAGEMENT COMPANY	0	0	0
Carnes Estellés, S.A.	Spain	0.00%	19.22%	21.41%	FOOD	36	9	0
Cartera del Norte, S.A.	Spain	0.00%	32.41%	36.10%	FINANCE	1	1	0
Celta Holding S.A.	Brazil	0.00%	25.46%	26.00%	HOLDING COMPANY	100	67	6
Centradia Group, Ltd. (b)	United Kingdom	30.45%	0.00%	30.45%	ADVISORY SERVICES	1	1	0
Centro de Compensación Automatizado, S.A.	Chile	0.00%	25.58%	33.33%	COLLECTION AND PAYMENT SERVICES	1	1	0
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A.	Spain	0.00%	43.99%	49.00%	TECHNOLOGY	1	1	0

						Millions of Euros (a)
				% of				Net Profit
		% of Ownership Held by the Bank		Voting			Capital and	(Loss) for the
Entity	Location	Direct	Indirect	Rights (f)	Line of Business	Assets	Reserves	Year
Charta Leasing No.1 Limited (l)	United Kingdom	0.00%	50.00%	50.00%	LEASING	105	1	(5)
Charta Leasing No.2 Limited	United Kingdom	0.00%	50.00%	50.00%	LEASING	57	(1)	(4)
Chatsworth Securities (LM) Limited	United Kingdom	0.00%	20.00%	20.00%	FINANCE	0	0	0
Cía. De Arrendamento Mercantil Renault do Brasil	Brazil	0.00%	38.98%	39.88%	LEASING	173	132	6
Cía de Crédito, Financiamento e Investimento Renault do Brasil	Brazil	0.00%	38.75%	39.65%	FINANCE	446	56	8
Companhia Brasileira de Meios de Pagamento (consolidated)	Brazil	0.00%	14.56%	14.87%	CARDS	829	(213)	430
Companhia Brasileira de Meios de Pagamento (Cayman)	Cayman Islands	0.00%	14.56%	14.56%	CARDS	154	2	1
Compañía Concesionaria del Túnel de Soller, S.A.	Spain	0.00%	29.36%	32.70%	CONSTRUCTION	47	19	0
Compañía Española de Petróleos, S.A. (consolidated) (b)	Spain	28.71%	3.77%	32.48%	OIL REFINING	9,441	4,517	765
Compañía Española de Seguros de Crédito a la Exportación, S.A., Compañía de Seguros y Reaseguros (b)	Spain	13.95%	6.45%	21.08%	CREDIT INSURANCE	556	174	2
Comprarcasa Servicios Inmobiliarios, S.A.	Spain	0.00%	47.50%	47.50%	PROPERTY SERVICES	2	1	0
Consorcio Credicard, C.A.	Venezuela	0.00%	32.80%	33.33%	CARDS	119	12	15
Corporación Suiche 7B, C.A.	Venezuela	0.00%	31.75%	32.26%	SERVICES	8	5	3
Diamond Finance Promotora de Vendas S.A.	Brazil	0.00%	24.97%	25.50%	ADVISORY SERVICES	3	0	1
Ensafeca Holding Empresarial, S.L.	Spain	0.00%	31.82%	31.82%	SECURITIES INVESTMENT	84	8	56
Espais Promocat, S.L.	Spain	0.00%	44.89%	50.00%	PROPERTY	28	1	0
FC2Egestión, S.L.	Spain	0.00%	50.00%	50.00%	ENVIRONMENTAL MANAGEMENT	2	1	1
Fidelización de Consumidores, S.A.	Spain	0.00%	39.60%	39.60%	HOLDING COMPANY	0	0	0
Fondo de Titulización de Activos UCI 11	Spain	—	(h)	—	SECURITISATION	351	0	0
Fondo de Titulización de Activos UCI 14	Spain	—	(h)	—	SECURITISATION	877	0	0
Fondo de Titulización de Activos UCI 15	Spain	—	(h)	—	SECURITISATION	996	0	0
Fondo de Titulización de Activos UCI 18	Spain	—	(h)	—	SECURITISATION	1,647	0	0
Fondo de Titulización Hipotecaria UCI 10	Spain	—	(h)	—	SECURITISATION	252	0	0
Fondo de Titulización Hipotecaria UCI 12	Spain	—	(h)	—	SECURITISATION	464	0	0
Fondo de Titulización Hipotecaria UCI 16	Spain	—	(h)	—	SECURITISATION	1,434	0	0
Fondo de Titulización Hipotecaria UCI 17	Spain	—	(h)	—	SECURITISATION	1,225	0	0
France Telecom España, S.A. (b)	Spain	0.00%	5.01%	5.01%	TELECOMMUNICATIONS	9,231	4,510	(1,586)
Friedrichstrasse, S.L.	Spain	0.00%	35.68%	35.68%	PROPERTY	43	43	0
Granoller’s Broker, S.L.	Spain	0.00%	12.50%	25.00%	FINANCE	0	3	(3)
Grupo Alimentario de Exclusivas, S.A.	Spain	0.00%	36.33%	40.46%	FOOD	7	0	0
Grupo Financiero Galicia (consolidated) (b)	Argentina	0.00%	6.67%	3.50%	BANKING	4,752	335	10
Grupo Konecta Maroc S.A.R.L. à associé unique	Morocco	0.00%	48.26%	48.26%	TELEMARKETING	0	0	(1)
Grupo Konecta UK Limited	United Kingdom	0.00%	48.26%	48.26%	FINANCE	0	0	0
Grupo Konectanet, S.L.	Spain	0.00%	48.26%	48.26%	HOLDING COMPANY	17	4	(2)
Habitat Elpi, S.L.	Spain	0.00%	44.89%	50.00%	PROPERTY	7	6	(5)
HLC — Centrais de Cogeraçao, S.A. (c)	Portugal	0.00%	24.46%	24.49%	ELECTRICITY	2	(2)	(2)
HSH Luxembourg Coinvest S.à.r.l. (b)	Luxembourg	0.00%	13.47%	0.00%	HOLDING COMPANY	206	77	1
Imperial Holding S.C.A. (i)	Luxembourg	0.00%	36.36%	36.36%	SECURITIES INVESTMENT	161	39	0
Inmobiliaria Sitio de Baldeazores, S.A.	Spain	0.00%	44.89%	50.00%	PROPERTY	4	2	(7)
JC Flowers I L.P. (b)	United States	14.34%	0.00%	4.99%	HOLDING COMPANY	170	169	(16)
JC Flowers AIV II L.P. (b)	United States	0.00%	9.80%	4.99%	HOLDING COMPANY	20	16	2
JC Flowers AIV P.L.P. (b)	Canada	0.00%	6.90%	4.99%	HOLDING COMPANY	149	148	0
Kapitalia Credit House Global, S.L.	Spain	0.00%	48.26%	48.26%	SERVICES	0	0	0
Kassadesign 2005, S.L.	Spain	0.00%	44.89%	50.00%	PROPERTY	64	13	(3)
Kepler Weber S.A. (b)	Brazil	0.00%	6.38%	6.51%	STORAGE SYSTEMS	97	56	(3)

						Millions of Euros (a)
				% of				Net Profit
		% of Ownership Held by the Bank		Voting			Capital and	(Loss) for the
Entity	Location	Direct	Indirect	Rights (f)	Line of Business	Assets	Reserves	Year
Konecta Activos Inmobiliarios, S.L.	Spain	0.00%	49.08%	49.08%	PROPERTY	10	0	0
Konecta Brazil Outsourcing Ltda.	Brazil	0.00%	48.25%	48.25%	SERVICES	0	0	0
Konecta Broker, S.L.	Spain	0.00%	48.26%	48.26%	SERVICES	0	0	1
Konecta Bto, S.L.	Spain	0.00%	48.26%	48.26%	TELECOMMUNICATIONS	16	20	(2)
Konecta Centro Especial de Empleo Madrid, S.L.	Spain	0.00%	48.26%	48.26%	TELEMARKETING	0	0	0
Konecta Centro Especial de Empleo, S.A.	Spain	0.00%	48.26%	48.26%	TELEMARKETING	7	5	2
Konecta Chile, S.A.	Chile	0.00%	35.71%	35.71%	SERVICES	3	1	2
Konecta Colombia Grupo Konecta Colombia Ltda	Colombia	0.00%	48.26%	48.26%	TELEMARKETING	0	0	0
Konecta Field Marketing, S.A.	Spain	0.00%	48.26%	48.26%	MARKETING	0	0	0
Konecta Portugal, Lda.	Portugal	0.00%	48.26%	48.26%	MARKETING	0	0	0
Konecta Servicios Administrativos y Tecnológicos, S.L.	Spain	0.00%	48.26%	48.26%	SERVICES	1	0	0
Konecta Servicios Auxiliares, S.L.	Spain	0.00%	48.26%	48.26%	SERVICES	1	0	0
Konecta Servicios de Empleo ETT, S.A.	Spain	0.00%	38.61%	38.61%	TEMPORARY EMPLOYMENT AGENCY	1	0	1
Konecta Servicios Integrales de Consultoría, S.L.	Spain	0.00%	36.67%	36.67%	ADVERTISING	0	0	0
Konecta Servicios Integrales de Marketing, S.L.	Spain	0.00%	48.26%	48.26%	SERVICES	0	0	0
Konectanet Andalucía, S.L.	Spain	0.00%	48.26%	48.26%	SERVICES	0	0	0
Konectanet Canarias, S.A.	Spain	0.00%	48.26%	48.26%	MARKETING	12	9	4
Konectanet Comercialización, S.L.	Spain	0.00%	48.23%	48.23%	MARKETING	1	0	1
Kontacta Comunicaciones, S.A.	Spain	0.00%	36.19%	36.19%	SERVICES	1	1	1
Kontacta Top Ten, S.L.	Spain	0.00%	36.18%	36.18%	SERVICES	0	0	0
Maxamcorp Holding, S.L. (consolidated) (e)	Spain	0.00%	22.62%	22.62%	HOLDING COMPANY	808	142	17
Medimobiliario Ediçoes Period. e Multimedia, S.A	Portugal	0.00%	29.38%	29.38%	PROPERTY SERVICES	0	0	0
New Affirmative LLC	United States	0.00%	9.86%	0.00%	HOLDING COMPANY	8	(42)	50
New PEL S.à.r.l.	Luxembourg	0.00%	6.90%	0.00%	HOLDING COMPANY	46	24	10
Norchem Holdings e Negocios S.A.	Brazil	0.00%	21.30%	21.75%	HOLDING COMPANY	71	27	3
Norchem Participaçoes e Consultoria S.A.	Brazil	0.00%	48.97%	50.00%	BROKER-DEALER	40	15	2
Olivant Investments Switzerland S.A. (k)	Luxembourg	0.00%	35.15%	35.15%	HOLDING COMPANY	—	—	—
Olivant Limited (consolidated) (b)	Guernsey	0.00%	10.21%	10.21%	HOLDING COMPANY	256	62	24
Omega Financial Services GmbH	Germany	0.00%	50.00%	50.00%	SERVICES	2	0	1
Operadora de Activos Alfa, S.A. De C.V.	Mexico	0.00%	49.98%	49.98%	FINANCE	2	2	0
Operadora de Activos Beta, S.A. de C.V.	Mexico	0.00%	49.99%	49.99%	FINANCE	2	2	0
Paranapanema S.A. (consolidated) (b)	Brazil	0.00%	6.32%	6.45%	MINING-METALS PRODUCTION	400	16	(34)
Private Estate Life S.A. (b)	Luxembourg	0.00%	5.87%	0.00%	INSURANCE	3,545	56	10
Prodesur Mediterráneo, S.L.	Spain	0.00%	44.89%	50.00%	PROPERTY	64	20	(1)
Programa Multi Sponsor PMS, S.A. (b)	Spain	24.75%	24.75%	49.50%	ADVERTISING	5	4	0
Proinsur Mediterráneo, S.L.	Spain	0.00%	44.89%	50.00%	PROPERTY	76	30	(7)
PSA Finance PLC	United Kingdom	0.00%	50.00%	50.00%	LEASING	5	4	0
Puntoform, S.L.	Spain	0.00%	48.23%	48.23%	TRAINING	0	0	0
Q 205 Real Estate GmbH (b)	Germany	0.00%	17.84%	17.84%	PROPERTY	284	81	0
Quiero Televisión, S.A., Sole-Shareholder Company	Spain	0.00%	31.82%	31.82%	TELECOMMUNICATIONS	7	7	0
Real Estate Investment Society España, S.A.	Spain	31.80%	0.00%	31.80%	PROPERTY	89	97	(8)
Real Tokio Marine Vida e Previdência S.A.	Brazil	0.00%	48.97%	50.00%	INSURANCE	2,054	24	30
Redbanc, S.A.	Chile	0.00%	25.65%	33.43%	SERVICES	10	5	0
Redbanc, S.A.	Uruguay	0.00%	25.00%	25.00%	e-COMMERCE	2	0	0
Reintegra Contact Center, S.L.U.	Spain	0.00%	45.00%	45.00%	SERVICES	0	0	0
Reintegra, S.A.	Spain	0.00%	45.00%	45.00%	COLLECTION AND PAYMENT SERVICES	5	4	1
RFS Holdings B.V. (m)	Netherlands	27.91%	0.00%	27.91%	HOLDING COMPANY	37,577	55,038	(17,480)

						Millions of Euros (a)
				% of				Net Profit
		% of Ownership Held by the Bank		Voting			Capital and	(Loss) for the
Entity	Location	Direct	Indirect	Rights (f)	Line of Business	Assets	Reserves	Year
Servicio Pan Americano de Protección, S.A. de C.V.	Mexico	0.00%	15.78%	21.05%	SECURITY	120	58	2
Servicios Financieros Enlace S.A. de C.V.	El Salvador	21.48%	0.00%	21.48%	NOT-FOR-PROFIT COMPANY	6	3	0
Shinsei Bank, Ltd. (consolidated) (e)	Japan	0.00%	8.46%	0.00%	BANKING	91,372	7,175	476
Sociedad Interbancaria de Depósitos de Valores, S.A.	Chile	0.00%	22.48%	29.29%	SECURITIES DEPOSITORY INSTITUTION	2	1	0
Sociedad Promotora Bilbao Plaza Financiera, S.A. (b)	España	7.74%	25.01%	33.91%	ADVISORY SERVICES	2	1	0
SolarCap Partners S.à.r.l.	Luxembourg	0.00%	33.33%	33.33%	HOLDING COMPANY	6	1	0
Sovereign Bancorp, Inc. (consolidated) (b)	United States	24.99%	0.00%	24.99%	BANKING	60,894	5,994	(970)
Teka Industrial, S.A. (consolidated) (b)	Spain	0.00%	10.00%	10.00%	ELECTRICAL APPLIANCES	839	256	57
The HSH Coinvest (Cayman) Trust-B (b)	Cayman Islands	0.00%	13.47%	4.99%	HOLDING COMPANY	66	66	(30)
Trabajando.com Chile S.A.	Chile	0.00%	33.33%	33.33%	SERVICES	3	3	0
Transbank, S.A.	Chile	0.00%	25.10%	32.71%	CARDS	188	6	2
Transolver Finance EFC, S.A.	Spain	0.00%	50.00%	50.00%	LEASING	386	30	(1)
Turyocio Viajes y Fidelización, S.A.	Spain	0.00%	32.21%	32.21%	TRAVEL	1	0	0
U.C.I., S.A.	Spain	50.00%	0.00%	50.00%	HOLDING COMPANY	209	114	1
UCI Servicios Inmobiliarios y Profesionales, S.L.	Spain	0.00%	50.00%	50.00%	SERVICES	13	3	(1)
UFI Servizi S.r.l. (b)	Italy	0.00%	16.22%	23.17%	SERVICES	0	0	0
Unión de Créditos Inmobiliarios, S.A., EFC	Spain	0.00%	50.00%	50.00%	MORTGAGE LOAN COMPANY	7,528	136	23
Vector Software Factory, S.L.	Spain	0.00%	21.60%	21.60%	IT	7	1	1
Viking Consortium Holdings Limited (consolidated)	United Kingdom	0.00%	24.99%	24.99%	HOLDING COMPANY	779	239	(32)
Wtorre Empreendimentos Imobiliários S.A. (consolidated) (b)	Brazil	0.00%	8.37%	8.55%	PROPERTY	481	95	(34)

(a)
Amounts per the books of each company generally at December 31, 2008, unless otherwise stated, because the financial statements have not yet been authorized for issue. The data on foreign companies were translated to euros at the year-end exchange rates.

(b)	Data from the latest approved financial statements at December 31, 2007.

(c)	Data from the latest approved financial statements at December 31, 2003.

(d)	Data from the latest approved financial statements at April 30, 2002.

(e)	Data at March 31, 2008, the closing date of these entities.

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

(g)	Excluding the Group companies listed in Exhibit I.

(h)	Companies over which effective control is exercised.

(i)	Data from the latest approved financial statements at August 31, 2008.

(j)	Data from the latest approved financial statements at June 30, 2008.

(k)	Company newly incorporated in 2008 for which no approved financial statements are available.

(l)	Data from the latest approved financial statements at September 30, 2008.

(m)	The loss is not attributable to the Santander Group’s ownership interest in RFS Holdings B.V.

Exhibit III
Subsidiaries issuing preference shares and preferred participating securities

					Millions of Euros (a)
							Preference/
							Preferred
		% of Ownership Held by the Bank					Participating-	Net Profit (Loss)
Entity	Location	Direct	Indirect	Line of Business	Capital	Reserves	Cost	for the year
Abbey National Capital Trust I	United States	—	(b)	FINANCE	0	0	0	0
Banesto Holdings, Ltd.	Guernsey	0.00%	89.78%	SECURITIES INVESTMENT	0	47	5	(2)
Banesto Preferentes, S.A.	Spain	0.00%	89.78%	FINANCE	0	0	7	0
Santander Emisora 150, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE	0	0	526	0
Santander Finance Capital, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE	0	0	162	0
Santander Finance Preferred, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE	0	2	116	(1)

(a)	Amounts per the books of each company at December 31, 2008, translated to euros (in the case of foreign companies) at the year-end exchange rates.

(b)	Companies over which effective control is exercised.

Exhibit IV
Notifications of acquisitions and disposals of investments in 2008
(Article 86 of the Consolidated Spanish Companies Act (Ley de Sociedades Anónimas) and Article 53 of Securities Market Law 24/1998 )
On January 3, 2008, the CNMV registered a notification from Banco Santander which disclosed that, at Group level, the ownership interest in the share capital of SOS CUETARA, S.A. had reached 5.1%.
On January 3, 2008, the CNMV registered a notification from Banco Santander which disclosed that it held, at Group level, an ownership interest of 3.342% in the share capital of IBERDROLA, S.A.
On January 11, 2008, the CNMV registered a notification from Banco Santander which disclosed that, at Group level, its significant ownership interest in SOS CUETARA, S.A. had been reduced to 3.925%.
On January 17, 2008, the CNMV registered a notification from Banco Santander which disclosed that the Santander Group’s ownership interest in IBERDROLA, S.A. had fallen to below 3%.
On January 23, 2008, the CNMV registered a notification from Banco Santander which disclosed that the Santander Group’s ownership interest in SOS CUETARA, S.A. had fallen to below 3%.
On May 19, 2008, the CNMV registered a notification from Banco Santander which disclosed that the Santander Group held a significant ownership interest of 3.313% in GRUPO FERROVIAL, S.A.
On July 22, 2008, the CNMV registered a notification from Banco Santander which disclosed that the Santander Group’s ownership interest in GRUPO FERROVIAL, S.A. had fallen to below 3%.
On July 29, 2008, the CNMV registered a notification from Banco Santander which disclosed that the Santander Group held a significant ownership interest of 3.616% in BANKINTER, S.A.
On July 29, 2008, the CNMV registered a notification from Banco Santander which disclosed that the Santander Group’s ownership interest in BANKINTER, S.A. had fallen to below 3%.
On November 24, 2008, the CNMV registered a notification from Banco Santander which disclosed that the Santander Group held a significant ownership interest of 3.062% in GRUPO FERROVIAL, S.A.
On November 24, 2008, the CNMV registered a notification from Banco Santander which disclosed that the Santander Group’s ownership interest in GRUPO FERROVIAL, S.A. had fallen to below 3%.

Exhibit V
Other information on the share capital of the Group’s banks
Following is certain information on the share capital of the Group’s banks.
1.	Banco Santander S.A. (formerly Banco Santander Banespa, S.A.)
a)	Number of equity instruments held by the Group
The Santander Group holds 171,552,856,622 ordinary shares and 147,471,330,933 preference shares through its subsidiaries Sterrebeeck B.V., Grupo Empresarial Santander, S.L. and Santander Seguros, S.A. The shares composing the share capital of Banespa have no par value.
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
c)	Capital authorized by the shareholders at the annual general meeting
The company is authorized to increase share capital, subject to approval by the board of directors but without the need to amend the Bylaws, up to a limit of 250,000,000,000 shares (125,000,000,000 ordinary shares and 125,000,000,000 preference shares). At present the share capital consists of 325,758,282,571 shares (174,292,415,394 ordinary shares and 151,465,867,177 preference shares).
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
All the shares are listed on the São Paulo Stock Exchange BM&F BOVESPA S.A. Bolsa de Valores, Mercaderías e Futuros.

2.	Banco Español de Crédito, S.A. (Banesto)
a)	Number of equity instruments held by the Group
At December 31, 2008, the Parent and its subsidiaries held 613,696,098 fully subscribed and paid ordinary shares of €0.79 par value each, all of which carry the same voting and dividend rights.
The annual general meeting of Banco Español de Crédito, S.A. held at first call on February 26, 2008 resolved to reduce the entity’s share capital by €5,485,207 through the retirement of 6,943,300 treasury shares, previously acquired under authorization of the annual general meeting, within the limits envisaged in Articles 75 et seq.
b)	Capital increases in progress
No approved capital increases are in progress.
c)	Capital authorized by the shareholders at the annual general meeting
The annual general meeting of Banco Español de Crédito, S.A. held at first call on February 26, 2008 authorized the board of directors to increase capital at one or several times, within five years from the date of the annual general meeting, by an amount (par value) of up to half the share capital of the Bank at the date of the meeting, through the issuance of new shares, with or without share premium and with or without voting rights; the consideration for the new shares to be issued will be monetary contributions, and the board may set the terms and conditions of the capital increase. Also, the board was empowered to disapply preemptive subscription rights, fully or partially, in accordance with Article 159.2 of the Spanish Companies Act (Ley de Sociedades Anónimas).
d)	Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
At December 31, 2008, no shares with these characteristics had been issued.
e)	Specific circumstances that restrict the availability of reserves
The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount (10% of any net profit reported each year must be transferred to the legal reserve until the balance of this reserve reaches 20% of the share capital). Pursuant to the Spanish Companies Act (Ley de Sociedades Anónimas), a restricted reserve has been recorded for an amount equal to the carrying amount of the Banesto shares owned by subsidiaries.
The revaluation reserve recorded pursuant to Royal Decree-Law 7/1996, of June 7, can be used to increase capital.
The capital reduction described in section a) above was carried out with a charge to voluntary reserves and the corresponding amount was deducted from the restricted reserve to which Article 79.3 of the Spanish Companies Act (Ley de Sociedades Anónimas) refers and a reserve for retired capital of €5,485,207 (the same amount as the par value of the retired shares) was recorded. This reserve will be unrestricted under the same conditions as for the share capital reduction, in accordance with Article 167.3 of the Spanish Companies Act (Ley de Sociedades Anónimas).
f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g)	Listed equity instruments
All the shares are listed on the Spanish Stock Exchanges.
3.	Banco Santander Totta, S.A. (Totta)
a)	Number of equity instruments held by the Group
The Group holds 574,356,881 ordinary shares through Santander Totta, SGPS, S.A. and 14,593,315 ordinary shares through Taxagest Sociedade Gestora de Participaçoes Sociais, S.A., and Banco Santander Totta, S.A. holds 52,741 treasury shares, all of which have a par value of €1 each, are fully subscribed and paid and carry the same voting and dividend rights.

b)	Capital increases in progress
No approved capital increases are in progress.
c)	Capital authorized by the shareholders at the annual general meeting
Not applicable.
d)	Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
At December 31, 2008, no shares with these characteristics had been issued.
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
c)	Capital authorized by the shareholders at the annual general meeting
Due to the effect of the monetary adjustment, share capital amounted to CLP 891,302,881,691 at December 31, 2008. However, each year the annual general meeting must approve the balance sheet at December 31 of the previous year and, therefore, approve the share capital amount.
d)	Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
At December 31, 2008, no shares with these characteristics had been issued.
e)	Specific circumstances that restrict the availability of reserves
Remittances to foreign investors in relation to investments made under the Statute of Foreign Investment (Decree-Law 600/1974) and the amendments thereto require the prior authorization of the foreign investment committee.
f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.

g)	Listed equity instruments
All the shares are listed on the Chilean Stock Exchanges and, through American Depositary Receipts (ADRs), on the New York Stock Exchange.
5.	Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander.
a)	Number of equity instruments held by the Group
The Santander Group holds 78,290,230,897 ordinary shares through Grupo Financiero Santander, S.A. B. de C.V., representing 99.99% of the share capital of Banca Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander at December 31, 2008.
b)	Capital increases in progress
No approved capital increases are in progress.
c)	Capital authorized by the shareholders at the annual general meeting
The shareholders at the Annual and extraordinary general meeting held on August 18, 2008 resolved to set the authorized share capital of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander at MXN 7,829,149,572, represented by a total of 78,291,495,726 fully subscribed and paid shares.
d)	Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
In previous years the entity issued unsecured subordinated preference debentures totaling USD 300 million that are voluntarily convertible into shares by the holder. These issues are private and the purchasers of the entire issue were the current shareholders of Grupo Santander Financiero.
e)	Specific circumstances that restrict the availability of reserves
Not applicable.
f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g)	Listed equity instruments
The company does not have any equity instruments listed on a stock exchange.
6.	Abbey National plc
a)	Number of equity instruments held by the Group
The Group holds 11,485,893,636 fully subscribed and paid ordinary shares of GBP 0.10 par value each, all of which carry the same voting and dividend rights.
b)	Capital increases in progress
No approved capital increases are in progress.
c)	Capital authorized by the shareholders at the annual general meeting
The company is authorized to increase share capital, subject to approval by the board of directors, by up to GBP 2,475,000,000 (24,750,000,000 ordinary shares), GBP 1,000,000,000 of sterling preference shares (1,000,000,000 shares), USD 10,080,000 of US dollar preference shares (1,008,000,000 shares) and €10,000,000 of euro preference shares (1,000,000,000 shares).

d)	Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
Abbey issued GBP 200 million of subordinated debentures with a 10.06% coupon convertible into preference shares with a par value of GBP 1 each, at the issuer’s discretion. The exchange can be made at any time, provided the holders are given between 30 and 60 days’ notice.
e)	Specific circumstances that restrict the availability of reserves
Not applicable.
f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g)	Listed equity instruments
Not applicable.
7.	Alliance & Leicester plc
a)	Number of equity instruments held by the Group
The Group holds 656,966,544 fully subscribed and paid ordinary shares of GBP 0.5 par value each, all of which carry the same voting and dividend rights.
b)	Capital increases in progress
No approved capital increases are in progress.
c)	Capital authorized by the shareholders at the annual general meeting
The company is authorized to increase share capital, subject to approval by the board of directors, up to a limit of GBP 388,000,000 (776,000,000 ordinary shares), GBP 300,000,000 of sterling preference shares (300,000,000 shares), USD 500,000,000 of US dollar preference shares (500,000,000 shares) and €400,000,000 of euro preference shares (400,000,000 shares).
d)	Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
Not applicable.
e)	Specific circumstances that restrict the availability of reserves
Not applicable.
f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g)	Listed equity instruments
Not applicable.

8.	Banco ABN AMRO REAL S.A.
a)	Number of equity instruments held by the Group
The Group holds 3,158,765,248 ordinary shares through the sole shareholder Banco Santander S.A. Brasil.
b)	Capital increases in progress
No approved capital increases are in progress.
c)	Capital authorized by the shareholders at the annual general meeting
The share capital amounts to BRL 11,004,713,094, consisting of 3,158,765,248 ordinary shares.
d)	Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
Not applicable.
e)	Specific circumstances that restrict the availability of reserves
Not applicable.
f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g)	Listed equity instruments
Not applicable.

Exhibit VI

	Year end December 31,
	2008		2007		2006
	Including	Excluding	Including	Excluding	Including	Excluding
	interest on	interest on	interest on	interest on	interest on	interest on
IFRS:	deposits	deposits	deposits	deposits	deposits	deposits
FIXED CHARGES:
Fixed charges	37,571,794	18,287,598	30,859,894	16,270,327	24,383,034	11,272,446

EARNINGS:
Income from continuing operations before taxes, minority interest and extraordinary items	10,776,783	10,776,783	10,687,627	10,687,627	8,582,241	8,582,241
Distributed earnings from associated companies	(701,426)	(701,426)	(294,809)	(294,809)	(262,315)	(262,315)
Fixed charges	37,571,794	18,287,598	30,859,894	16,270,327	24,383,034	11,272,446

Total earnings for ratio calculation	47,647,151	28,362,955	41,252,712	26,663,145	32,702,960	19,592,372

Ratio of earnings to fixed charges	1.27	1.55	1.34	1.64	1.34	1.74

EXHIBIT INDEX

Exhibit
Number	Description
1.1	By-laws (Estatutos) of Banco Santander, S.A.

1.2	By-laws (Estatutos) of Banco Santander, S.A., (English translation of By-laws set forth in Exhibit 1.1 hereto).

4.1*
Consortium and Shareholders’ Agreement dated May 28, 2007, among the Royal Bank of Scotland Group plc, Banco Santander Central Hispano, S.A., Fortis SA/N.V. and RFS Holdings B.V. (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the Securities and Exchange Commission on July 2, 2007)

4.2
Transaction Agreement dated as of October 13, 2008 by and between Sovereign Bancorp, Inc. and Banco Santander, S.A. (incorporated by reference to Exhibit 2.1 to our Registration Statement on Form F-4, filed with the Securities and Exchange Commission on November 17, 2008)

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