Form 20-F
period 2009-12-31
Banco Santander, S.A.
filed 2010-06-10
CIK 891478

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
José Antonio Álvarez
Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain
Tel: +34 91 289 32 80
Fax: +34 91 257 12 82
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing the right to receive one Share of Capital Stock of Banco Santander, S.A., par value Euro 0.50 each	New York Stock Exchange
Shares of Capital Stock of Banco Santander, S.A., par value Euro 0.50 each	New York Stock Exchange *
Guarantee of Non-cumulative Guaranteed Preferred Stock of Santander Finance Preferred, S.A. Unipersonal, Series 1, 4, 5, 6, 10 and 11	New York Stock Exchange **

*	Banco Santander Shares are not listed for trading, but are only listed in connection with the registration of the American Depositary Shares, pursuant to requirements of the New York Stock Exchange.

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
8,228,826,135 shares

BANCO SANTANDER, S.A.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Accounting Principles
Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the year ended December 31, 2009 in conformity with the EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circular 4/2004 and International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) are not material for the periods subsequent to 2005. Therefore, we assert that the financial information contained in this annual report on Form 20-F complies with IFRS-IASB.
IFRS 8, Operating Segments, came into force in 2009, replacing IAS 14, and implemented a new approach to the financial reporting for business segments. Pursuant to IFRS 8, the segment information must be presented in the same format as that information is used internally by management to assess the performance of such segments and to allocate resources among them. Pursuant to IFRS 8, segment information for prior years that is reported as comparative information, must be restated in the initial year of application. Therefore, segment income statements for the years 2008 and 2007 contained herein differ from those presented in our previous annual reports on Form 20-F.
We have formatted our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the US Securities and Exchange Commission that contains formatting requirements for bank holding company financial statements.
Our auditors, Deloitte, S.L., an independent registered public accounting firm, have audited our consolidated financial statements in respect of the three years ended December 31, 2009, 2008 and 2007 in accordance with IFRS-IASB. See page F-1 to our consolidated financial statements for the 2009, 2008 and 2007 report prepared by Deloitte, S.L.

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
When we refer to “impaired balances” or “non-performing balances”, we mean impaired or non-performing loans and contingent liabilities (“NPL”), securities and other assets to collect.
When we refer to “allowances for credit losses”, we mean the specific allowances for credit losses, and unless otherwise noted, the general allowance for credit losses including any allowances for country-risk. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Allowances for Credit Losses and Country-Risk Requirements”.
Where a translation of foreign exchange is given for any financial data, we use the exchange rates of the relevant period (as of the end of such period for balance sheet data and the average exchange rate of such period for income statement data) as published by the European Central Bank, unless otherwise noted.
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

•	the sovereign debt rating for Spain and the other countries where we operate;
•
continued deterioration in the global economy or in the economies of Spain, the United Kingdom, other European countries, Latin America, and the United States, and continued volatility in the capital markets;

•	the effects of a continued decline in real estate prices, particularly in Spain, the UK and the US;
•	monetary and interest rate policies of the European Central Bank and various central banks;
•	inflation or deflation;
•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR/DCaR/ACaR model we use;
•	changes in competition and pricing environments;
•	the inability to hedge some risks economically;
•	the adequacy of loss reserves;
•	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;
•	changes in demographics, consumer spending, investment or saving habits; and
•	changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.
Political and Governmental Factors
•	political stability in Spain, the United Kingdom, other European countries, Latin America and the US;
•	changes in Spanish, UK, EU, Latin American, US or foreign laws, regulations or taxes, and
•	increased regulation in light of the global financial crisis.
Transaction and Commercial Factors
•	damage to our reputation;
•
our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and

•	the outcome of our negotiations with business partners and governments.
Operating Factors
•	technical difficulties and the development and use of new technologies by us and our competitors;
•	the occurrence of force majeure, such as natural disasters, that impact our operations or impair the asset quality of our loan portfolio;
•	the impact of changes in the composition of our balance sheet on future net interest income; and
•	potential losses associated with an increase in the level of substandard loans or non-performance by counterparties to other types of financial instruments.
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
C. Auditor
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
In the F-pages of this Form 20-F, the audited financial statements for the years 2009, 2008 and 2007 are presented. The audited financial statements for 2006 and 2005 are not included in this document, but they can be found in our previous annual reports on Form 20-F. However, in annual reports on Form 20-F for years previous to 2008, the financial statements for 2005 were prepared under the EU-IFRS and Bank of Spain’s Circular 4/2004, and thus are not comparable to the financial data presented for that year in this Form 20-F.
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
In addition, our consolidated income statement for the year ended December 31, 2009 is not entirely comparable to the income statement for the year ended December 31, 2008 due to the fact that the income statement for the year ended December 31, 2009 reflects the impact of the consolidation of Banco Real, Alliance & Leicester, Bradford & Bingley, Sovereign (since February 2009) and the consumer businesses acquired.

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands of euros, except percentages and per share data)

Interest and similar income	53,173,004	55,043,546	45,512,258	36,669,337	33,343,659
Interest expense and similar charges	(26,874,462)	(37,505,084)	(31,069,486)	(24,879,598)	(23,258,149)
Interest income / (charges)	26,298,542	17,538,462	14,442,772	11,789,739	10,085,510
Income from equity instruments	436,474	552,757	419,997	412,554	335,257
Income from companies accounting for by the equity method	(520)	791,754	438,049	423,875	615,607
Fee and commission income	10,726,368	9,741,400	9,290,043	8,147,164	7,051,487
Fee and commission expense	(1,646,234)	(1,475,105)	(1,421,538)	(1,251,132)	(1,080,662)
Gains/losses on financial assets and liabilities (net)	3,801,645	2,892,249	2,306,384	2,048,725	1,435,370
Exchange differences (net)	444,127	582,215	648,528	95,936	54,257
Other operating income	7,928,538	9,436,308	6,739,670	6,075,564	3,353,935
Other operating expenses	(7,784,621)	(9,164,487)	(6,449,120)	(5,800,019)	(3,025,586)
Total income	40,204,319	30,895,553	26,414,785	21,942,406	18,825,175
Administrative expenses	(14,824,605)	(11,665,857)	(10,776,670)	(9,783,902)	(9,207,125)
Personnel expenses	(8,450,283)	(6,813,351)	(6,434,343)	(5,886,871)	(5,542,192)
Other general expenses	(6,374,322)	(4,852,506)	(4,342,327)	(3,897,031)	(3,664,933)
Depreciation and amortization	(1,596,445)	(1,239,590)	(1,247,207)	(1,130,159)	(1,000,050)
Provisions (net)	(1,792,123)	(1,640,561)	(895,552)	(1,007,037)	(1,791,355)
Impairment losses on financial assets (net)	(11,578,322)	(6,283,052)	(3,430,122)	(2,454,985)	(1,913,890)
Impairment losses on other assets (net)	(164,630)	(1,049,226)	(1,548,218)	(20,066)	(154,475)
Gains/(loss) on disposal of assets not classified as non-current assets held for sale	1,565,013	101,156	1,810,428	348,199	1,373,508
Gains/(loss) on disposal of non-current assets held for sale not classified as discontinued operations	(1,225,407)	1,730,902	643,050	959,318	1,063,606
Operating profit/(loss) before tax	10,587,800	10,849,325	10,970,494	8,853,774	7,195,394
Income tax	(1,206,610)	(1,836,052)	(2,322,107)	(2,255,585)	(1,132,220)
Profit from continuing operations	9,381,190	9,013,273	8,648,387	6,598,189	6,063,174
Profit/(loss) from discontinued operations (net)	30,870	319,141	987,763	1,647,564	490,275
Consolidated profit for the year	9,412,060	9,332,414	9,636,150	8,245,753	6,553,449
Profit attributable to the Parent	8,942,538	8,876,414	9,060,258	7,595,947	6,023,783
Profit attributable to minority interests	469,522	456,000	575,892	649,806	529,666

Per share information:
Average number of shares (thousands) (1)	8,554,224	7,271,470	6,801,899	6,701,728	6,693,400
Basic earnings per share (in euros)	1.0454	1.2207	1.3320	1.1334	0.9000
Basic earnings per share continuing operation (in euros)	1.0422	1.1780	1.2003	0.9233	0.8422
Diluted earnings per share (in euros)	1.0382	1.2133	1.3191	1.1277	0.8968
Diluted earnings per share continuing operation (in euros)	1.0350	1.1709	1.1887	0.9186	0.8393
Dividends paid (in euros) (2)	0.6000	0.6325	0.6068	0.4854	0.3883
Dividends paid (in US$) (2)	0.8644	0.8802	0.8932	0.6393	0.4581

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands of euros, except percentages and per share data)

Total assets	1,110,529,458	1,049,631,550	912,914,971	833,872,715	809,961,664
Loans and advances to credit institutions (net) (3)	79,836,607	78,792,277	57,642,604	69,757,056	66,127,043
Loans and advances to customers (net) (3)	682,550,926	626,888,435	571,098,513	527,035,514	439,964,442
Investment Securities (net) (4)	173,990,918	124,673,342	132,035,268	136,760,433	203,938,360
Investments: Associates	164,473	1,323,453	15,689,127	5,006,109	3,031,482

Contingent liabilities (net)	59,256,076	65,323,194	76,216,585	58,769,309	48,453,575

Liabilities
Deposits from central banks and credit institutions (5)	142,091,587	129,877,370	112,897,308	113,038,061	148,624,811
Customer deposits (5)	506,976,237	420,229,450	355,406,519	330,947,770	305,631,794
Debt securities (5)	211,963,173	236,403,290	233,286,688	203,742,817	148,829,300

Capitalization
Guaranteed Subordinated debt excluding preferred securities and preferred shares (6)	13,866,889	15,747,915	16,742,134	11,186,480	8,973,699
Secured Subordinated debt	—	—	—	—	—
Other Subordinated debt	15,192,269	14,452,488	11,666,663	12,399,771	13,016,989
Preferred securities (6)	7,315,291	7,621,575	7,261,382	6,836,570	6,772,768
Preferred shares (6)	430,152	1,051,272	522,558	668,328	1,308,847
Minority interest (including net income of the period)	5,204,058	2,414,606	2,358,269	2,220,743	2,848,223
Stockholders’ equity (7)	68,666,584	57,586,886	55,199,882	44,851,559	40,334,064
Total capitalization	110,675,243	98,874,742	93,750,888	78,163,451	73,254,590
Stockholders’ Equity per Share (7)	8.03	7.92	8.12	6.69	6.03

Other managed funds
Mutual funds	105,216,486	90,305,714	119,210,503	119,838,418	109,480,095
Pension funds	11,309,649	11,127,918	11,952,437	29,450,103	28,619,183
Managed portfolio	18,364,168	17,289,448	19,814,340	17,835,031	14,746,329
Savings -insurance policies	9,422,386	12,338,405	9,008,968	6,384,994	15,145,607
Total other managed funds	144,312,689	131,061,485	159,986,248	173,508,546	167,991,214

Consolidated Ratios
Profitability Ratios:
Net Yield (8)	2.62%	2.05%	1.80%	1.68%	1.63%
Return on average total assets (ROA)	0.86%	1.00%	1.10%	1.01%	0.89%
Return on average stockholders’ equity (ROE)	13.90%	17.07%	21.91%	21.39%	18.84%
Capital Ratio:
Average stockholders’ equity to average total assets	5.85%	5.55%	4.71%	4.36%	4.32%
Ratio of earnings to fixed charges (9)
Excluding interest on deposits	2.01%	1.57%	1.67%	1.78%	1.75%
Including interest on deposits	1.40%	1.27%	1.35%	1.36%	1.30%

Credit Quality Data (excluding country risk)
Allowances for impaired balances (*) (excluding country risk)	18,497,070	12,862,981	9,302,230	8,626,937	7,047,475
Allowances for impaired balances (*) as a percentage of total loans and contingent liabilities	2.44%	1.83%	1.42%	1.45%	1.43%
Impaired balances (*) (10)	24,553,624	14,190,813	6,178,655	4,607,547	4,341,500
Impaired balances (*) as a percentage of total loans and contingent liabilities	3.24%	2.02%	0.94%	0.78%	0.88%
Allowances for impaired balances (*) as a percentage of impaired balances (*)	75.33%	90.64%	150.55%	187.23%	162.33%
Balances (*) charged-off as a percentage of total loans and contingent liabilities	1.17%	0.55%	0.41%	0.31%	0.21%

Set forth below is a table showing our allowances for impaired balances broken down by various categories as disclosed and discussed throughout this annual report on Form 20-F:

	IFRS-IASB
	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands of euros)
Allowances refers to:
Allowances for impaired balances (*) (excluding country risk)	18,497,070	12,862,981	9,302,230	8,626,937	7,047,475
Allowances for contingent liabilities (excluding country risk)	(573,836)	(603,372)	(571,957)	(541,519)	(475,519)

Allowances for Balances of Loans:	17,923,234	12,259,609	8,730,273	8,085,418	6,571,956
Allowances referred to country risk and other	142,120	641,192	157,851	293,032	409,969

Allowances for impaired balances (excluding contingent liabilities)	18,065,354	12,900,801	8,888,124	8,378,450	6,981,925
Of which:
Allowances for customers and Credit institutions and other financial assets:	17,898,632	12,719,623	8,796,371	8,288,128	6,901,925
Allowances for Customers	17,873,096	12,466,056	8,695,204	8,163,444	6,755,175
Allowances for Credit institutions and other financial assets	25,536	253,567	101,167	124,684	146,750
Allowances for investment securities	166,722	181,178	91,753	90,322	80,000

(*)	Balances of loans and contingent liabilities

(1)	Average number of shares has been calculated on the basis of the weighted average number of shares outstanding in the relevant year, net of treasury stock.

(2)
The shareholders at the annual shareholders’ meeting held on June 19, 2009 approved a dividend of €0.6508 per share to be paid out of our profits for 2008. In accordance with IAS 33, for comparative purposes, dividends per share paid, as disclosed in the table above, take into account the adjustment arising from the capital increase with pre-emptive subscription rights carried out in December 2008. As a result of this adjustment, the dividend per share for 2008 amounts to €0.6325. The shareholders also approved a new remuneration scheme (scrip dividend), whereby the Bank offered the shareholders the possibility to opt to receive an amount equivalent to the second interim dividend on account of the 2009 financial year in cash or new shares. The dividend per share for 2009 disclosed above, €0.60, is calculated assuming that the four dividends for the year were paid in cash.

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

(8)
Net yield is the total of net interest income (including dividends on equity securities) divided by average earning assets. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Earning Assets—Yield Spread”.

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

	Rate During Period
	Period End	Average Rate(1)
Calendar Period	($)	($)
2005	1.1842	1.2449
2006	1.3197	1.2661
2007	1.4603	1.3797
2008	1.3919	1.4695
2009	1.4406	1.3948

(1)	The average of the Noon Buying Rates for euros on the last day of each month during the period.

	Rate During Period
Last six months	High $	Low $
2009
December	1.5120	1.4276
2010
January	1.4563	1.3966
February	1.3984	1.3489
March	1.3765	1.3338
April	1.3615	1.3245
May	1.3238	1.2223
June (through June 4)	1.2268	1.2060
On June 4, 2010, the exchange rate for euros and dollars (expressed in dollars per euro), as published by the ECB, was $1.206.
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
Our loan portfolio is concentrated in Continental Europe (in particular, Spain), the United Kingdom and Latin America. At December 31, 2009, Continental Europe accounted for approximately 47% of our total loan portfolio (Spain accounted for 33% of our total loan portfolio), while the United Kingdom and Latin America accounted for 33% and 14%, respectively. Therefore, adverse changes affecting the economies of Continental Europe (in particular, Spain), the United Kingdom or the Latin American countries where we operate would likely have a significant adverse impact on our loan portfolio and, as a result, on our financial condition, cash flows and results of operations. See “Item 4. Information on the Company—B. Business Overview.”
Some of our business is cyclical and our income may decrease when demand for certain products or services is in a down cycle.
The level of income we derive from certain of our products and services depends on the strength of the economies in the regions where we operate and certain market trends prevailing in those areas. Therefore, negative cycles may adversely affect our income in the future.
Our business could be affected if our capital is not managed effectively.
Effective management of our capital position is important to our ability to operate our business, to continue to grow organically and to pursue our strategy. Any future change that limits our ability to manage our balance sheet and capital resources effectively or to access funding on commercially acceptable terms could have a material adverse effect on our financial condition and regulatory capital position.
A sudden shortage of funds could increase our cost of funding and have an adverse effect on our liquidity and funding.
Historically, our principal source of funds has been customer deposits (demand, time and notice deposits). At December 31, 2009, 21.4% of these customer deposits were time deposits in amounts greater than $100,000. Total time deposits represented 46.8%, 48.8% and 48.9% of total customer deposits at the end of 2009, 2008 and 2007, respectively. Large-denomination time deposits may be a less stable source of deposits than other type of deposits. The loss of market liquidity, triggered by the deterioration of the US sub-prime credit market, affected the supply and cost of liquidity and funding. The effects of the downturn spread to the global economy, in particular to issuances in wholesale markets (principally asset-backed securities) and to availability of liquid resources via the interbank markets. Although recent months have seen an improvement in market conditions, there can be no assurance that we will not incur materially higher funding costs or be required to liquidate certain assets.
We are vulnerable to disruptions and volatility in the global financial markets as well as to government action intended to alleviate the effects of the financial crisis.
Commencing in August 2007, the global financial system experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on interbank lending rates. In September 2008, global financial markets deteriorated sharply following the bankruptcy filing by Lehman Brothers Holdings Inc. In the days that followed, it became apparent that a number of other major financial institutions, including some of the largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, were experiencing significant difficulties.
Following the bankruptcy filing by Lehman Brothers Holdings Inc., there were runs on deposits at several financial institutions and numerous institutions sought additional capital. Central banks around the world coordinated efforts to increase liquidity in the financial markets by taking measures such as increasing the amounts they lend directly to financial institutions, lowering interest rates and significantly increasing temporary reciprocal currency arrangements (or “swap lines”).

In an attempt to prevent the failure of the financial system, the United States and European governments intervened on an unprecedented scale. In the United States, the federal government took equity stakes in several financial institutions, implemented a program to guarantee the short-term and certain medium-term debt of financial institutions, increased consumer deposit guarantees, and brokered the acquisitions of certain struggling financial institutions, among other measures. In the United Kingdom, the government effectively nationalized some of the country’s largest banks, provided a preferred equity program open to all financial institutions and a program to guarantee short-term and certain medium-term debt of financial institutions, among other measures. In Spain, the government increased consumer deposit guarantees, made available a program to guarantee the debt of certain financial institutions, created a fund to purchase assets from financial institutions and the Spanish Ministry of Economy and Finance was authorized, on an exceptional basis and until December 31, 2009, to acquire, at the request of credit institutions resident in Spain, shares and other capital instruments (including preferred shares) issued by such institutions.
Despite the extent of the aforementioned intervention, global investor confidence remains cautious. In addition, the world’s largest developed economies, including the United States and United Kingdom, although improving in recent months, ended 2009 under economic recessions. In addition, recent downgrades of the sovereign debt of Greece, Portugal and Spain have caused volatility in the capital markets. Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers. Any such increase in capital markets funding costs or deposit rates would entail a repricing of loans, which would result in a reduction of volumes, and may also have an adverse effect on our interest margins. A further economic downturn, especially in Spain, the United Kingdom, other European countries, the United States and certain Latin American countries, could also result in a further reduction in business activity and a consequent loss of income for us.
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
Market turmoil and economic recession, especially in Spain, the United Kingdom, the United States and certain Latin American countries, could materially and adversely affect the liquidity, businesses and/or financial conditions of our borrowers, which could in turn increase our non-performing loan ratios, impair our loan and other financial assets and result in decreased demand for borrowings in general. In the context of continued market turmoil, economic recession and increasing unemployment coupled with declining consumer spending, the value of assets collateralizing our secured loans, including homes and other real estate, could decline significantly, which could result in the impairment of the value of our loan assets. Moreover, in 2009 we experienced an increase in our non-performing ratios and a deterioration in asset quality as compared to 2008. In addition, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income. Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.
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

Our exposure to Spanish and UK real estate markets makes us more vulnerable to adverse developments in these markets.
As mortgage loans are one of our principal assets, comprising 53% of our loan portfolio as of December 31, 2009, we are currently highly exposed to developments in real estate markets, especially in Spain and the United Kingdom. In addition, we currently have exposure to certain real estate developers in Spain. From 2002 to 2007, demand for housing and mortgage financing in Spain increased significantly driven by, among other things, economic growth, declining unemployment rates, demographic and social trends, the desirability of Spain as a vacation destination and historically low interest rates in the Eurozone. The United Kingdom experienced a similar increase in housing and mortgage demand, driven by, among other things, economic growth, declining unemployment rates, demographic trends and the increasing prominence of London as an international financial center. During late 2007, the housing market began to adjust in Spain and the United Kingdom as a result of excess supply (particularly in Spain) and higher interest rates. Since 2008, as economic growth came to a halt in Spain and the United Kingdom, housing oversupply has persisted, unemployment has continued to increase, housing demand has continued to decrease and home prices have declined while mortgage delinquencies increased. As a result, our non-performing loan ratio increased from 0.94% at December 31, 2007, to 2.02% at December 31, 2008 and to 3.24% at December 31, 2009. These trends, especially higher unemployment rates coupled with declining real estate prices, could have a material adverse impact on our mortgage payment delinquency rates, which in turn could have a material adverse effect on our business, financial condition and results of operations.
Portions of our loan portfolio are subject to risks relating to force majeure and any such event could materially adversely affect our operating results.
Our financial and operating performance may be adversely affected by force majeure, such as natural disasters, particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. Natural disasters such as earthquakes and floods may cause widespread damage which could impair the asset quality of our loan portfolio or could have an adverse impact on the economy of the affected region.
In particular, our operations in Chile were adversely affected by the 8.8 magnitude earthquake that struck central Chile on February 27, 2010. Certain government officials have stated publicly that the Chilean gross domestic product may decline by approximately 1.5% in 2010 as a result of the earthquake. In addition, the earthquake has adversely affected many of our corporate and retail customers. Although it is premature to assess the extent of the adverse effect of the recent earthquake on the Chilean economy, our customers and our loan portfolio, it is likely that these events will adversely affect the asset quality of our Chilean loan portfolio and our results of operations in Chile.
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

The increasing volatility of world equity markets due to the recent economic uncertainty is having a particular impact on the financial sector. This may affect the value of our investments in entities in this sector and, depending on their fair value and future recovery expectations, could become a permanent impairment which would be subject to write-offs against our results.
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
As of December 31, 2009, our interest rate risk measured in daily Value at Risk (“VaRD”) terms amounted to €211.4 million.
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
As of December 31, 2009, our largest exposures on temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the pound sterling and the Chilean peso. On that day, our largest exposures on permanent positions (with a potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the Mexican peso and the Chilean peso.
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
We have acquired controlling interests in various companies and have engaged in other strategic partnerships. See “Item 4. Information on the Company — A. History and development of the Company.” Additionally, we may consider other strategic acquisitions and partnerships from time to time. While we are optimistic about the acquisitions we have made, there can be no assurances that we will be successful in our plans regarding the operation of these or other acquisitions and strategic partnerships.
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
We rely on recruiting, retaining and developing appropriate senior management and skilled personnel.
Our continued success depends in part on the continued service of key members of our management team. The ability to continue to attract, train, motivate and retain highly qualified professionals is a key element of our strategy. The successful implementation of our growth strategy depends on the availability of skilled management, both at our head office and at each of our business units. If we or one of our business units or other functions fails to staff our operations appropriately or loses one or more of our key senior executives and fails to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including control and operational risks, may be adversely affected. Likewise, if we fail to attract and appropriately train, motivate and retain qualified professionals, our business may also be affected.

Damage to our reputation could cause harm to our business prospects.
Maintaining a positive reputation is critical to our attracting and maintaining customers, investors and employees. Damage to our reputation can therefore cause significant harm to our business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, litigation or regulatory outcomes, failing to deliver minimum standards of service and quality, compliance failures, unethical behavior, and the activities of customers and counterparties. Further, negative publicity regarding us, whether or not true, may result in harm to our prospects.
Actions by the financial services industry generally or by certain members of or individuals in the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis has damaged the reputation of the industry as a whole.
We could suffer significant reputational harm if we fail to properly identify and manage potential conflicts of interest. Management of potential conflicts of interest has become increasingly complex as we expand our business activities through more numerous transactions, obligations and interests with and among our clients. The failure to adequately address, or the perceived failure to adequately address, conflicts of interest could affect the willingness of clients to deal with us, or give rise to litigation or enforcement actions. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.
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

The Group’s long-term debt is currently rated investment grade by the major rating agencies (Aa2 by Moody’s Investors Service España, S.A. and AA by each of Standard & Poor’s Ratings Services and Fitch Ratings Ltd., respectively). Standard & Poor’s maintains our outlook at negative reflecting continued and increased credit deterioration in most economies in which we are present. The downgrade of our rating by Moody’s expresses their concerns about the broad deterioration of the Spanish economy, to which we remain heavily exposed, as well as our recently increased exposure to the UK and the US, which both also faced severe economic disruptions, including decreased economic activity and increased unemployment. Moody’s expects that we will continue to face further asset quality pressures both from Sovereign and Alliance & Leicester as well as from our home market, and believes that this will lead to significant future provisioning requirements, which in turn would affect our earning power and ability to strengthen our capital levels internally. In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the rating agencies will maintain their current ratings or outlooks, or with regard to those rating agencies who have a negative outlook on the Group, there can be no assurances that such agencies will revise such outlooks upward. The Group’s failure to maintain favorable ratings and outlooks could increase the cost of its funding and adversely affect the Group’s interest margins.
Our Latin American subsidiaries’ growth, asset quality and profitability may be adversely affected by volatile macroeconomic and political conditions.
The economies of the eight Latin American countries where we operate have experienced significant volatility in recent decades, characterized, in some cases, by slow or regressive growth, declining investment and hyperinflation. This volatility has resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. Latin American banking activities (including Retail Banking, Global Wholesale Banking, Asset Management and Private Banking) accounted for €3,834 million of our profit attributable to the Parent for the year ended December 31, 2009 (an increase of 6% from €3,609 million for the year ended December 31, 2008). Negative and fluctuating economic conditions, such as a changing interest rate environment, impact our profitability by causing lending margins to decrease and leading to decreased demand for higher margin products and services. Negative and fluctuating economic conditions in some Latin American countries could also result in government defaults on public debt. This could affect us in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is high in several Latin American countries in which we operate.
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
Principal Capital Expenditures and Divestitures
Acquisitions, Dispositions, Reorganizations
Our principal acquisitions and dispositions in 2009, 2008 and 2007 are as follows:
Metrovacesa, S.A. (“Metrovacesa”)
On February 20, 2009, certain credit institutions, including Banco Santander, S.A. and Banco Español de Crédito, S.A., entered into an agreement for the restructuring of the debt of the Sanahuja Group, whereby they received shares representing 54.75% of the share capital of Metrovacesa in consideration for payment of the Sanahuja Group’s debt.
The agreement also included the acquisition by the creditor entities of an additional 10.77% of the share capital of Metrovacesa (shares for which the Sanahuja family was granted a call option for four years), which gave rise to an additional disbursement of €214 million for the Group, and other conditions concerning the administration of this company.
Following the execution of the agreement, Grupo Santander had an ownership interest of 23.63% in Metrovacesa, S.A., and 5.38% of the share capital was subject to the call option described above.
At June 30, 2009, the Group’s investment in Metrovacesa totaled €744 million, net of the impairment recognized under “Impairment losses on financial assets” amounting to €195 million.
At 2009 year-end, the Group measured this investment at €25 per share, which gave rise to additional write-downs and impairment losses of €269 million net of tax.

Acquisition of Real Tokio Marine Vida e Previdencia
In March 2009, the Santander Brazil Group acquired the 50% of the insurance company Real Tokio Marine Vida e Previdencia that it did not already own from Tokio Marine for R$678 million (€225 million).
CEPSA
On March 31, 2009, we announced that we had reached an agreement with the International Petroleum Investment Company (“IPIC”) of the Emirate of Abu Dhabi for the sale of our 32.5% stake in CEPSA to IPIC, at a price of €33 per share, which would be reduced by the amount of any dividends paid, prior to the closing of the transaction, charged to the 2009 fiscal year. With this transaction, our historical annual return derived from our investment in CEPSA was of 13%. The sale had no impact on Grupo Santander’s earnings.
On July 30, 2009, we announced that we had transferred to IPIC our 32.5% stake in CEPSA at the agreed price of €33 per share. The acquirer applied to the National Securities Market Commission for exemption from the obligation to launch a tender offer, in accordance with the provisions of article 4.2 of Royal Decree 1066/2007, owing to the existence of a shareholder with a higher stake in the share capital, the denial of which would be cause for termination of the contract. On September 15, 2009, the National Securities Market Commission granted this exemption.
France Telecom España, S.A. (“France Telecom”)
On April 29, 2009, we announced that we had reached an agreement with the company Atlas Services Nederland BV (a 100%-owned affiliate of France Telecom) on the sale of the 5.01% share package held by Grupo Santander in France Telecom España, S.A. for an amount of €377.6 million. The sale had a negative impact on Grupo Santander’s earnings for an amount of €14 million.
Triad Financial Corporation
In June 2008, Banco Santander’s executive committee authorized the acquisition by Santander Consumer USA Inc. of the vehicle purchase loan portfolio and an internet-based direct loan platform (www.roadloans.com) belonging to the US group Triad Financial Corporation. The acquisition price, US$615 million, was determined on the basis of an analysis of each individual loan. In July 2009, Banco Santander’s executive committee authorized Santander Consumer USA Inc. to acquire Triad Financial SM LLC with its remaining portfolio for US$260 million.
Banco de Venezuela
On July 6, 2009, we announced that we had closed the sale of our stake in Banco de Venezuela to Bank for Economic and Social Development of Venezuela (Banco de Desarrollo Económico y Social de Venezuela), a public institution of the Bolivarian Republic of Venezuela for 1,050 million dollars, of which 630 million dollars were paid on that date, 210 million dollars were paid in October 2009 and the remainder was paid in December 2009. This sale did not have a material impact on the Group’s income statement.
Offers to exchange perpetual issues for other financial instruments
On July 9, 2009, Banco Santander S.A. and its subsidiary Santander Financial Exchanges Limited launched various offers to exchange 30 issues of securities eligible to be included in capital for a total nominal amount of approximately €9,100 million for securities to be issued by Santander and its subsidiaries. The exchange envisaged the delivery of new securities that meet the current market standards and regulatory requirements to be classified as equity at the consolidated Group level.
The purpose of these offers was to improve the efficiency of the Group’s capital structure and to strengthen Grupo Santander’s balance sheet. The Group’s annual borrowing costs were not increased as a result of exchange offers.
The acceptance level of the exchange offers reached 49.8% and the nominal amount of the new securities issued was €3,210 million.

The capital gains generated by this transaction amounted to €724 million which were used to strengthen the Group’s balance sheet.
Purchase of securitizations
On August 24, 2009, Banco Santander invited holders of certain securitization bonds for a total nominal amount of €25,273 million to tender any or all of the bonds for purchase by Banco Santander for cash.
The aggregate outstanding nominal amount of securities accepted for purchase was €609 million. The capital gains generated amounted to €97 million which were used to strengthen the Group’s balance sheet.
Conversion of “Valores Santander”
With regard to the currently outstanding “Valores Santander”, which are securities mandatorily convertible into newly-issued ordinary shares of the Bank issued in 2007 to partially finance the takeover bid of ABN AMRO, on October 14, 2009, conversion of 754 of such “Valores Santander” was requested in the ordinary conversion period that ended on October 5, 2009. Pursuant to the terms of such securities, Banco Santander has issued 257,647 new shares in exchange for those “Valores Santander”. The public deed formalizing the capital increase was registered with the Commercial Registry of Cantabria on October 14, 2009.
After this increase, Banco Santander’s share capital was 4,077,931,685 euros, represented by 8,155,863,370 shares, par value €0.50 each.
Initial Public Offering of Banco Santander (Brasil) S.A.
On October 13, 2009, our subsidiary Banco Santander (Brasil) S.A. (“Santander Brasil”) closed its initial public offering of 525,000,000 units, each unit representing 55 common shares and 50 preferred shares, each without par value, of Santander Brasil. The units were offered in a global offering, which consisted of an international offering of units, including in the form of American depositary shares (“ADSs”), each of which represents one unit, in the United States and other countries outside of Brazil, and a concurrent offering of units in Brazil.
The initial public offering price in the global offering was R$23.50 per unit and U.S.$13.4033 per ADS.
The underwriters participating in the international offering were granted an option by Santander Brasil to purchase an additional 42,750,000 ADSs, exercisable by November 6, 2009, to cover over-allotments, if any, in connection with the international offering. The underwriters participating in the Brazilian offering were also granted an option by Santander Brasil to purchase up to an additional 32,250,000 units, exercisable within the same period, to cover over-allotments, if any, in connection with the Brazilian offering.
Following the global offering and after the exercise in full of the underwriters’ over-allotment options, the capital increase amounted to R$13,182 million (€5,092 million). Santander Brasil’s public float represents approximately 16.45% of its outstanding capital (an increase from approximately 2.0% prior to the offering). In connection with Santander Brasil’s listing on Level 2 of the BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), Santander Brasil has agreed to meet the Level 2 minimum public float requirement of at least 25% of its outstanding capital stock within three years of the date of the offering in order to maintain its listing on such level of the BM&FBOVESPA. The ADSs are listed on the New York Stock Exchange.
The capital gain generated by this transaction for Grupo Santander amounted to €1,499 million.
Prior to the offering, on August 14, 2009, as a result of a series of share exchange transactions, 100% of the share capital of certain Brazilian asset management, insurance and banking companies (including Santander Seguros S.A. and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.), which were previously beneficially owned by Grupo Santander and certain minority shareholders, was transferred to Santander Brasil. The combined shareholders’ equity of the transferred businesses was R$2.5 billion. The purpose of these transactions was to consolidate Grupo Santander’s investments in Brazil, to simplify the current corporate structure and to consolidate Grupo Santander’s and the minority shareholders’ interests in such entities in Santander Brasil. As a result of these transactions, Santander Brasil’s capital stock was increased by approximately R$2.5 billion through the issuance of 14,410,886,181 shares, comprised of 7,710,342,899 common shares and 6,700,543,282 preferred shares. In addition, on September 17, 2009, Banco Santander sold to Santander Brasil a loan portfolio consisting of credits to Brazilian companies and their offshore affiliates for a purchase price of US$806.3 million.

Santander Brasil has agreed with the underwriters, subject to certain exceptions, not to offer, sell or dispose of any shares of their share capital or securities convertible into or exchangeable or exercisable for any shares of their share capital during the 180-day period following the date of the prospectus of the offering. Banco Santander, members of Santander Brasil board of directors and its executive officers have agreed to substantially similar lock-up provisions, subject to certain exceptions.
Santander Brasil intends to use the net proceeds from the global offering to expand its business in Brazil by growing the bank’s physical presence and increasing its capital base. Santander Brasil also intends to improve its funding structure and, along with its traditional funding sources, increase its current credit transactions. In particular, Santander Brasil estimates that it will use (1) 70% of the net proceeds to expand its physical infrastructure, including by opening new branches and installing additional ATM’s and to fund increased credit transactions in the Commercial Banking and Global Wholesale Banking segments more effectively than it could do with ordinary funding sources; (2) 20% of the net proceeds to improve its funding structure; and (3) 10% of the net proceeds to increase its capital base, improving its Basel capital adequacy ratio.
Santander Brasil is the third largest non government-owned bank, the largest bank controlled by a major global financial group and the fourth largest bank overall in Brazil with a 10.2% market share in terms of assets, at March 31, 2009. Santander Brasil operations are located across the country and strategically concentrated in the South and Southeast, an area that accounted for approximately 73.1% of Brazil’s GDP in 2006, and where they have one of the largest branch networks of any Brazilian bank, according to the Central Bank. According to the consolidated financial statements prepared in accordance with IFRS, for the six months ended June 30, 2009, Santander Brasil generated profit before taxes of R$3.8 billion, and at that date had total assets of R$288.9 billion and shareholders’ equity of R$51.1 billion. Santander Brasil’s Basel II capital adequacy ratio was 17.0% as of June 30, 2009.
In August 2008, Santander Brasil acquired Banco Real which at the time was the fourth largest non government-owned Brazilian bank as measured by assets. At the time of the acquisition, Santander Brasil was the fifth largest non government-owned bank in Brazil as measured by assets. As a result of the acquisition of Banco Real and organic growth, Santander Brasil’s net credit portfolio increased from R$44.6 billion at June 30, 2008 to R$132.3 billion at December 31, 2008, and its total deposits increased from R$46.9 billion at June 30, 2008 to R$124.0 billion at December 31, 2008, in each case as reported in Santander Brasil’s Brazilian GAAP financial statements. In the same period, Santander Brasil’s active current account holder base increased from approximately 3.5 million to approximately 7.7 million and the distribution network of branches and on-site service units increased from 1,546 to 3,603. Banco Real’s operations are highly complementary to Santander Brasil’s pre-acquisition operations. Santander Brasil’s believes that the acquisition offers significant opportunities for the creation of operating, commercial and technological synergies by preserving the best practices of each bank. Banco Real’s strong presence in the states of Rio de Janeiro and Minas Gerais has further strengthened Santander Brasil’s position in the South and Southeast, complementing Santander Brasil’s strong footprint in the region, particularly in the state of São Paulo. The acquisition of Banco Real has further consolidated Santander Brasil’s position as a full-service bank with nationwide coverage and scale to compete effectively in Santander Brasil’s target markets.
Santander Brasil’s businesses consist of three operating segments:
•
Commercial Banking: in which Santander Brasil provides a broad range of products and services and centralize banking transactions of its customers in order to increase the number of products used per customer. Deposit-taking activities, credit operations, retail lending, personal loans, credit card, account overdraft loans, consumer finance, mortgages, corporate lending, BNDES On-lending, agricultural lending, leasing and private banking are the main areas of this segment.

•
Global Wholesale Banking: Santander Brasil leads wholesale banking in Brazil and offer financial services and sophisticated and structured solutions to its customers. Santander Brasil maintains focus on four core pillars: (1) strengthening customer relationships, (2) emphasizing performance and productivity to ensure growth, (3) managing risk profiles and (4) solidifying the recognition of its global brand for product distribution. Santander Brasil’s wholesale business provides its customers with a wide range of domestic and international services, and seeks to provide solutions specifically tailored to the needs of each customer. The Global Wholesale Banking segment’s products and services are available not only to GB&M clients, but also to corporate and small and medium enterprise (“SME”) customers. Global transaction banking, credit markets, corporate finance, equities, rates, market making, proprietary trading and correspondent banking are the main areas of this segment.

•
Asset Management and Insurance: Santander Brasil manages and administers third-party funds on a discretionary and non-discretionary basis, by means of mutual funds, pension funds and individual and corporate investment portfolios. In addition, it offers to its retail and SME customers various insurance products, including life and personal injury insurance, homeowner’s insurance, credit life insurance, credit card loss and theft insurance and private retirement plans.

Santander Brasil’s distribution network provides integrated financial services and products to its customers through a variety of channels, including branches and on-site service units (postos de atendimento bancário or PABs) and complementary distribution channels such as ATMs, call centers and other alternative direct sales distribution channels such as Internet banking. As a result of the acquisition of Banco Real, Santander Brasil expanded its distribution network.
Santander Brasil is from time to time subject to certain claims and party to certain legal proceedings incidental to the normal course of its business, including in connection with its lending activities, relationships with its employees and other commercial or tax matters. The main categories of lawsuits and administrative proceedings to which they are subject include: administrative and judicial actions relating to taxes; class actions involving agreements and settlement of debts with the public sector; suits brought by employees, former employees and unions relating to alleged labor rights violations; and civil suits, including from depositors relating to the alleged effects of their implementation of various government economic plans (seeking differences for monetary adjustments on remuneration of bank deposit certificates) and consumer law (i.e., breach of contract and foreign currency indexation, including administrative proceedings) and to the privatization of Banespa.
When there is a probable risk of loss, Santander Brasil usually settles. In such cases and where they litigate a claim, they record a provision for their estimate of the probable loss based on historical data for similar claims. They record provisions: (1) on a case-by-case basis based on the analysis and legal opinion of internal and external counsel and / or (2) considering the historical average amount of loss of such category of lawsuits. Due to the established provisions and the legal opinions provided, Santander Brasil believes that any future liabilities related to such lawsuits or proceedings will not have a material adverse effect on their financial condition or results of operations.
Santander Brasil does not record contingency provisions when the risk of loss is remote. In this connection, in December 2008, the Federal Revenue Service issued an infraction notice against Santander Brasil in the total amount of R$3,950.2 million (approximately €1,200 million at the exchange rate then prevailing) with respect to IRPJ and CSL related to 2002 and 2004. The tax authorities assert that Santander Brasil did not meet the legal requirements for deducting amortization of the goodwill arising from the acquisition of Banespa. Santander Brasil has filed an appeal to the Administrative Counsel of Tax Appeals (Conselho Administrativo de Recursos Fiscais) and a ruling is expected within approximately one year. Santander Brasil believes, in accordance with the advice of its external legal counsel, that the Federal Revenue Service’s position is incorrect, that the grounds to contest this claim are well-founded, and that the risk of loss is remote. Accordingly, they have not recorded any provisions for this matter since this issue should not have an impact on their financial statements.
Santander Brasil believes that they have made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings and believe that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on their business, financial condition, or results of operations. However, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by them; as a result, the outcome of a particular matter may be material to their operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and their level of income for that period.
Santander Brasil share capital consisted of 158,154,602,751 preferred shares and 181,989,171,114 common shares. Santander Brasil did not have any shares in treasury. Immediately after the global offering, Santander Brasil had 212,841,731,754 common shares and 186,202,385,151 preferred shares outstanding. Following the offering, Banco Santander, owned, indirectly, 84.2% of Santander Brasil common shares, 82.8% of Santander Brasil preferred shares and 83.5% of Santander Brasil total capital.

Santander Brasil intends to recommend to its shareholders a policy to distribute 50% of its yearly adjusted net income as dividends and/or interest attributed to shareholders’ equity, as required by the Brazilian corporate law and their bylaws. The amount of any distributions will depend on many factors, such as the results of operations, cash flow, financial condition (including capital position), cash requirements, investment plans, prospects, legal requirements, economic climate and other factors deemed relevant by the board of directors and shareholders.
Santander Brasil prospective investors had been advised on the risks and other matters before deciding to purchase Santander Brasil units and ADSs, including among others, risks related to Brazil, risks related to Santander Brasil and the Brazilian Financial Services Industry and risks relating to Santander Brasil units and ADSs, since one or more of these matters could negatively impact Santander Brasil business or financial performance and its ability to implement its business strategy successfully.
Sale of 10% of the share capital of Attijariwafa Bank
On December 28, 2009, we announced that we had sold to the Moroccan Société Nationale d’Investissement (SNI) 10% of the share capital of Attijariwafa Bank, at a price of Dirhams 4,149.4 million (approximately €367 million at the exchange rate on such date). The transaction generated for Grupo Santander a capital gain of approximately €218 million, which was recognized under Gains/(losses) on disposal of non-current assets held for sale in the consolidated income statement. Following the sale, Grupo Santander holds 4.55% of Attijariwafa Bank.
Acquisition of Sovereign
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
On January 30, 2009, the acquisition of Sovereign was completed and Sovereign became a wholly-owned subsidiary of Grupo Santander. The transaction involved the issuance of 0.3206 ordinary shares of Banco Santander for each ordinary share of Sovereign (equivalent to the approved exchange of 0.2924 ADSs adjusted for the dilution arising from the capital increase carried out in December 2008). To this end, 161,546,320 ordinary shares were issued by Banco Santander for a cash amount (par value plus share premium) of €1.3 billion.
Acquisition of Alliance & Leicester plc
On July 14, 2008, Banco Santander, S.A. and Alliance & Leicester plc reached an agreement in relation to the terms of a recommended acquisition by Banco Santander, S.A. of the entire share capital of Alliance & Leicester plc.
As part of the transaction, the shareholders of Alliance & Leicester plc received a Banco Santander share for each three shares of Alliance & Leicester plc. Prior to the share exchange date, Alliance & Leicester plc approved (and paid) an interim dividend in cash amounting to 18 pence per share. The shareholders of the Bank, acting at the general shareholders’ meeting held on September 22, 2008, agreed to increase the Bank’s capital up to a nominal amount of €71,688,495 through the issuance of a maximum of 143,376,990 shares par value €0.50 in order to consummate the acquisition of Alliance & Leicester.

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
Acquisition of Bradford & Bingley’s branch network and retail deposits
In September 2008, following the announcement by the UK’s HM Treasury (on September 29, 2008) to take Bradford & Bingley plc into public ownership, the retail deposits and branch network were transferred, under the provisions of the Banking (Special Provisions) Act 2008, to Santander UK.
As outlined in the HM Treasury statement, all of Bradford & Bingley’s customer loans and treasury assets, which included the £41 billion of mortgage assets, were placed under public ownership and were not transferred to Santander.
The transfer to Santander UK consisted of £20 billion retail deposit base with 2.7 million customers and Bradford & Bingley’s branch network, including 197 retail branches, 141 agencies (distribution outlets in third party premises) and related employees.
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
On June 2, 2008, Banco Santander entered into a definitive agreement with General Electric whereby a General Electric Group company would acquire Interbanca, and various Grupo Santander entities would acquire the GE Money units in Germany, Finland and Austria, GE’s card units in the UK and Ireland and its car finance unit in the UK. The base price agreed for the two transactions is €1 billion each, subject to various adjustments. These transactions were completed with the acquisition of GE Germany in the fourth quarter of 2008, and the acquisition of the remaining General Electric units and the sale of Interbanca in the first quarter of 2009.
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
On September 22, 2008, RFS Holdings B.V. completed the squeeze-out of the minority shareholders of ABN AMRO through the payment of €712 million to these shareholders. From that date onwards, RFS Holdings B.V. has been the sole shareholder of ABN AMRO. Banco Santander had to pay €200 million to complete this process, on the basis of its ownership interest in RFS. The Dutch State replaced Fortis’s position as a shareholder of RFS Holding B.V. in December 2008.
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
On April 1, 2010, ABN AMRO was renamed The Royal Bank of Scotland Holding N.V.
On the same date, ABN AMRO Bank N.V., a newly established company with the purpose of holding most of the assets and liabilities belonging to the Dutch State became a wholly owned entity of The Royal Bank of Scotland Holding N.V. On the same date, we entered into a Restated Consortium and Shareholders Agreement, among the Royal Bank of Scotland Group plc, Banco Santander, S.A., The State of the Netherlands and RFS Holdings B.V.
At the date of this report on Form 20-F, Banco Santander still has a reduced economic interest in RFS Holdings B.V. as it owns a residual amount of the assets and liabilities shared with The Royal Bank of Scotland Group plc and the Dutch State.
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
The amount of the sale transaction was €1.9 billion, as initially contemplated. The capital gains obtained by Santander from this sale were close to €600 million.
With this transaction, Banco Santander concluded the process involving the sale of its own buildings in Spain which commenced in 2007 within the framework of the ABN AMRO acquisition. The amount of assets sold was €4.4 billion, with capital gains of approximately €1.7 billion.

Sale of Porterbrook Leasing Company
In October 2008, Santander UK reached an agreement to sell 100% of Porterbrook Leasing Company to a consortium of investors including Antin Infrastructure Partners (the BNP Paribas sponsored infrastructure fund), Deutsche Bank and Lloyds TSB, which was completed on December 8, 2008. Santander UK received approximately £1.6 billion in cash. This sale gave rise to a gain of €50 million (£40 million) recognized under “Gains on disposal of assets not classified as non-current assets held for sale” in our consolidated income statement for 2008.
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
In May 2007, the tender offer failed since it did not obtain the minimum required support by BPI’s shareholders on which the bid was conditioned. The Bank of Portugal had set out a maximum level of ownership by BCP in BPI in the event that the tender offer did not succeed. Grupo Santander sold to BCP 35.5 million shares of BPI, with capital gains of €107 million. The ownership interest in BPI at December 31, 2009 was 1.7%.
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
Financiera Alcanza S.A. de C.V. SOFOL (“Alcanza”)
On June 13, 2007, Santander Consumer Finance signed an agreement with the main shareholders of Alcanza to acquire and increase the capital base of Alcanza. As in its other markets, Santander Consumer’s business in Mexico focuses on consumer finance and auto financing as part of its growth strategy. Alcanza has 160 employees in 15 branches in Mexico. The total value of the acquisition together with the capital increase was US$39.5 million. The deal was closed in December 2007. At December 31, 2009, the Group controlled 85% of Alcanza.
Bolsas y Mercados Españoles, S.A. (“BME”)
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
Sale of Latin American pension fund management companies
In 2007, we sold our Latin American mandatory pension fund management companies (“AFPs”) to ING Group for US$1,314 million (€906 million), generating a capital gain of €747 million. The sale included fund management companies in Mexico (Afore Santander), Chile (AFP Bansander), Colombia (AFP and Cesantía Santander) and Uruguay (Afinidad AFAP).
During the fourth quarter 2007, we sold to ING Groep NV our stake in the pension fund manager Orígenes AFJP and in the annuity provider Orígenes Seguros de Retiro, in Argentina, for a total consideration of US$166 million (€112 million), generating a capital gain of €84 million for the Group.
CB Extrobank. (“Extrobank”)
In 2007, we acquired 100% of the Russian bank Extrobank for €48 million and generated goodwill of €37 million.

Intesa Sanpaolo
On June 19, 2007, we announced that we had sold the final stake of 1.79% that we held in the share capital of the Italian bank Intesa Sanpaolo (the entity resulting from the merger of San Paolo-IMI and Intesa), for a total consideration of €1,206 million. The transaction generated a capital gain of €566 million for the Group.
Interbanco S.A. (“Interbanco”)
On September 14, 2005, we reached an agreement with Soluções Automóvel Globlais (“SAG”) of Portugal to form an alliance that will conduct consumer and vehicle financing operations in Portugal, as well as operational car leasing in Spain and Portugal. In January 2006, we paid €118 million to acquire 50.001% of Interbanco’s capital stock. At the close of this transaction, we combined our consumer and vehicle finance businesses in Portugal with those of SAG through the merger of Interbanco and Hispamer Portugal. Santander owns 60% of the capital stock of the combined company and SAG owns the remaining 40%.
In 2007, we acquired an additional 9.999% stake in Interbanco through Interbanco’s absorption of the branches in Portugal of Santander Consumer E.F.C, S.A. and Santander Consumer Finance, S.A. and consequently Interbanco changed its name to “Banco Santander Consumer Portugal, S.A.”. After this transaction, and subject to the original agreements, we acquired the remaining 40% for €138 million. These transactions generated goodwill of €74 million. Since December 31, 2007, we have owned 100% of Banco Santander Consumer Portugal.
Other Events
Lehman Brothers, Inc. (“Lehman”)
For information about the legal proceedings related to Lehman, see “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal proceedings.”
Bernard L. Madoff Investment Securities (“Madoff Securities”)
For information about legal proceedings related to Madoff Securities, see “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal proceedings.”
Capital Increases
As of December 31, 2006 and 2007, our capital stock consisted of 6,254,296,579 fully subscribed and paid shares of €0.50 par value each.
As of December 31, 2008, our capital had increased by 1,739,762,824 shares, or 27.82% of our total capital as of December 31, 2007, to 7,994,059,403 shares as a result of the following transactions:
•
Alliance & Leicester plc acquisition: There was a capital increase of 140,950,944 new shares of €0.50 par value each in accordance with the resolutions adopted by the Bank’s extraordinary shareholder general meeting held on September 22, 2008. One new Santander share was issued for every three Alliance & Leicester plc shares. These shares were issued on October 10, 2008.

•
Banco Santander rights offering: There was a capital increase of 1,598,811,880 new shares of €0.50 par value each at an issue price of €4.50 per share, which was fully paid on December 3, 2008, in connection with a right offering conducted by Banco Santander. The total amount of the issue was €7,194,653,460.

As of December 31, 2009, our capital had increased by 234,766,732 shares, or 2.94% of our total capital as of December 31, 2008, to 8,228,826,135 shares as a result of the following transactions:
•
Sovereign acquisition: The acquisition of Sovereign involved the issuance, on January 30, 2009, of 0.3206 ordinary shares of Banco Santander for each ordinary share of Sovereign. To this end, 161,546,320 ordinary shares were issued by Santander for a cash amount (par value plus share premium) of €1.3 billion.

•
“Valores Santander”: Conversion of 754 “Valores Santander” was requested in the ordinary conversion period that ended on October 5, 2009. Pursuant to the terms of such securities, we issued 257,647 new shares in exchange for those “Valores Santander” which commenced trading in the Spanish Stock Exchanges on October 15, 2009.

•
“Scrip Dividend Scheme”: On November 2, 2009 we issued 72,962,765 ordinary shares par value €0.5 in the free-of-charge capital increase, corresponding to 0.89% of our share capital. The amount of the capital increase was €36,481,382.50.

Recent Events
Tender offer for subordinated notes
On January 11, 2010, Banco Santander, S.A. offered to purchase for cash 13 series of subordinated notes issued by several entities of Grupo Santander for an aggregate nominal amount of €3.3 billion.
The acceptance level of the exchange offers reached 60% and the nominal amount of the securities accepted for purchase was approximately €2 billion.
Also, on February 17, 2010, Banco Santander, S.A. offered to purchase for cash perpetual subordinated notes issued by Santander Perpetual, S.A.U. for a total nominal amount of US$1.5 billion (of which Santander holds approximately US$350 million). The aggregate nominal amount of securities accepted for purchase was US$1,092.55 million, representing 95% of the outstanding notes not held by Santander.
Bolsas y Mercados Españoles (“BME”)
On February 22, 2010, we sold to institutional investors a stake of 2,099,762 shares of BME representing approximately 2.5% of its share capital, at a price of €20.0 per share, which amounts to a total of approximately €42 million. The capital gain for Grupo Santander was of €30.4 million. Grupo Santander maintains a stake of 2.5% in the capital of BME and will continue to be represented in its board of directors.
James Hay Holdings Limited
On March 10, 2010, Santander Private Banking UK Limited completed the sale of James Hay Holdings Limited (including its five subsidiaries) through the transfer of all the shares of James Hay Holdings Limited to IFG UK Holdings Limited, a subsidiary of the IFG Group, for a total of £39 million.
Companhia Brasileira de Soluções e Serviços (“CBSS”) and Cielo S.A.
On April 25, 2010, we announced that we had reached an agreement with Banco do Brasil S.A. and Banco Bradesco S.A. for the sale of the entire stake held by Grupo Santander in the companies Companhia Brasileira de Soluções e Serviços (15.33% of the capital), and Cielo S.A. – formerly Visanet – (7.20% of the capital).
The total sale price agreed was R$200 million (approximately €85.3 million) for the 15.33% of CBSS and R$1,464 million (approximately €624.3 million) for the 7.20% of Cielo.
The net capital gain generated for Grupo Santander is approximately €233 million.
The closing of the transactions is subject to final documentation.

Downgrade of Greek and Spanish Sovereign Debt Ratings
On April 27, 2010, the Standard and Poor’s rating agency downgraded Greece’s long-term sovereign credit rating by three grades to “BB+”, or non-investment-grade status, and maintained its negative outlook. Greece is the first European country to fall below investment grade, and the downgrade set off a series of reactions including declines in European stock markets as well as in the value of the euro. The following day, the Standard and Poor’s rating agency downgraded Spain’s long-term sovereign credit rating by one grade to “AA”, down from “AA+”. As a result of the downgrade, Spanish stock markets and, in particular, Spanish banking stocks dropped sharply. On May 28, 2010, Fitch downgraded Spain’s rating to “AA+” from “AAA”, reflecting Fitch’s assessment that Spain’s adjustments would materially reduce the rate of growth of the economy. Moody’s Investors Service has maintained their “AAA” rating and stable outlook for the country’s sovereign debt. In addition, on May 5, 2010 Moody’s Investor Services warned it may downgrade Portugal’s “Aa2” sovereign debt rating within the following three months, a week after Standard & Poor’s cut its rating and a month and a half after Fitch downgraded Portugal’s credit rating from “AA” to “AA-”.
Although the Bank has negligible direct exposure to Greek sovereign or bank debt (0.6% of total country risk), the ratings downgrade of, and a possible default on, Greece’s sovereign debt heightened the market’s fears concerning Europe’s fiscal condition. The downgrade of the sovereign ratings for Spain and Portugal may (i) negatively impact the mark to market value of the Bank’s Spanish and Portuguese sovereign debt holdings, (ii) increase the Bank’s funding costs as the spread between Spanish and Portuguese sovereign debt and German sovereign debt (the benchmark for the eurozone) increased, although this would be partially offset by the related increase in mark to market value of the Bank’s German sovereign debt holdings, and (iii) negatively impact the trading price of the Bank’s common shares as a result of the increased risk premium and the related increase in the Bank’s cost of capital.
In response to the ratings downgrades of Greece and Spain, in addition to recent downgrades of Portugal and Ireland, and market fears of a widening sovereign debt crisis throughout the Eurozone, on May 10, 2010 the European Central Bank (“ECB”) announced the creation of a €750 billion fund to bail out countries in the Eurozone in debt trouble and to act in both government and corporate bond markets as a buyer of last resort. The ECB’s fund had an immediate positive impact as European stock exchanges and the euro rebounded from recent declines and market fears eased slightly, but questions remain as to the fund’s ultimate impact and implementation. No assurance can be given that the fund will prevent future downgrades in these or other European countries’ sovereign debt ratings, improve the Eurozone’s financial condition or improve the market’s perception of the Eurozone’s fiscal condition.
Acquisition of 24.9% of Banco Santander Mexico
On June 9, 2010, we announced that Banco Santander had reached an agreement with Bank of America to acquire the 24.9% stake held by the latter in Grupo Financiero Santander (“Banco Santander Mexico”) for an amount of 2,500 million dollars. Following this transaction, our holding in Banco Santander Mexico will amount to 99.9%.
In 2003, Bank of America acquired this 24.9% stake from Santander for an amount of 1,600 million dollars.
The transaction is subject to regulatory authorization and is expected to be completed in the third quarter of 2010.
B. Business overview
At December 31, 2009 we had a market capitalization of €95.0 billion, stockholders’ equity of €68.7 billion and total assets of €1,110.5 billion. We had an additional €134.9 billion in mutual funds, pension funds and other assets under management at that date. As of December 31, 2009, we had 49,870 employees and 5,871 branch offices in Continental Europe, 22,949 employees and 1,322 branches in the United Kingdom, 85,974 employees and 5,745 branches in Latin America, 8,847 employees and 722 branches in the United States (Sovereign Bancorp) and 1,820 employees in other geographic regions (for a full breakdown of employees by country, see Item 6 of Part I, “Directors, Senior Management and Employees—D. Employees”).
We are a financial group operating principally in Spain, the United Kingdom, Portugal, other European countries, Brazil and other Latin American countries and the United States, offering a wide range of financial products.
In Latin America, we have majority shareholdings in banks in Argentina, Brazil, Chile, Colombia, Mexico, Puerto Rico and Uruguay.
In accordance with the criteria established by the IFRS-IASB, the structure of the operating business areas has been segmented into two levels:
First (or geographic) level. The activity of our operating units is segmented by geographical areas. This coincides with our first level of management and reflects our positioning in the world’s main currency areas. The reported segments are:
•
Continental Europe. This covers all retail banking business (including Banco Banif, S.A. (“Banif”), our specialized private bank), wholesale banking and asset management and insurance conducted in Europe, with the exception of the United Kingdom. This segment includes the following units: the Santander Branch Network, Banco Español de Crédito, S.A. (“Banesto”), Santander Consumer Finance (including Santander Consumer USA) and Portugal.

•	United Kingdom. This includes retail and wholesale banking, asset management and insurance conducted by the various units and branches of the Group in the UK.
•
Latin America. This embraces all the financial activities conducted via our subsidiary banks and other subsidiaries in Latin America. It also includes the specialized units in Santander Private Banking, as an independent globally managed unit. Santander’s business in New York is also managed in this area.

•	Sovereign. Sovereign’s figures are recorded on their own. Sovereign began to be consolidated in the first quarter of 2009, after its acquisition became effective.
Second (or business) level. This segments the activity of our operating units by type of business. The reported segments are:
•	Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, which are managed globally throughout the world).
•
Global Wholesale Banking. This business reflects the returns from Global Corporate Banking, Investment Banking and Markets worldwide, including all treasury activities under global management, as well as our equities business.

•	Asset Management and Insurance. This includes our units that design and manage mutual and pension funds and insurance.
In addition to these operating units, which cover everything by geographic area and business, we continue to maintain a separate Corporate Activities area. This area incorporates the centralized activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the Parent Bank’s structural interest rate risk, as well as management of liquidity and of stockholders’ equity through issues and securitizations. As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity.
Except for the addition of Sovereign, which is disclosed as separate reporting segment in 2009, Grupo Santander maintained the same primary and secondary operating segments as it had in 2008.
In addition, and in line with the criteria established by IFRS-IASB, the results of businesses discontinued in 2009 (Banco de Venezuela) and 2007 (our Latin American pension management companies) which were consolidated by global integration, were eliminated from various lines of the income statement and included in “net profit from discontinued operations.”
First level (or geographic):
Continental Europe
This area covers the banking activities of the different networks and specialized units in Europe, principally with individual clients and SMEs, as well as private and public institutions. During 2009, there were four main units within this area: the Santander Branch Network, Banesto, Santander Consumer Finance and Portugal including retail banking, global wholesale banking and asset management and insurance.
Continental Europe is the largest business area of Grupo Santander. At the end of 2009, it accounted for 40.4% of total customer funds under management, 47.2% of total loans and credits and 46.4% of profit attributed to the Group of the Group’s main business areas.
The area had 5,871 branches and 49,870 employees (direct and assigned) at the end of 2009.

In 2009, the Continental Europe segment’s profit attributable to the Parent increased 2.7% to €4,793 million. Return on equity (“ROE”) in 2009 was 17.9%, a 2.2% decrease from 2008.
The Santander Branch Network
Our retail banking activity in Spain is carried out mainly through the branch network of Santander, with support from an increasing number of automated cash dispensers, savings books updaters, telephone banking services, electronic and internet banking.
At the end of 2009, we had 2,934 branches and a total of 19,064 employees (direct and assigned), of which two employees were hired on a temporary basis, dedicated to retail banking in Spain. Compared to 2008, there was a net increase of one branch and a net decrease of 383 employees.
In 2009, profit attributable to the Parent from the Santander Branch Network was €2,012 million, 5.5% higher than 2008, while the ROE reached 26.6% (as compared to 23.0% in 2008).
In 2009, the Santander Branch Network decreased by approximately 5% in lending, customer funds under management grew by 4%, deposits increased 25%, mutual funds fell 16% and pension funds decreased 2%. The 5% decrease in lending in 2009 versus 2008 reflects that demand from individuals and companies was lower than normal because of the recession in Spain. The ratio of non-performing loans (“NPL”) grew to 3.4% from 1.9% in 2008.
Banesto
At the end of 2009, Banesto had 1,773 branches and 9,727 employees (direct and assigned), of which nine employees were temporary, a decrease of 142 branches and 713 employees as compared to the end of 2008.
For purposes of our financial statements and this annual report on Form 20-F, we have calculated Banesto’s results of operations using the criteria described before in this annual report on Form 20-F. As a result, the data set forth herein may not coincide with the data published independently by Banesto.
In 2009, profit attributable to the Parent from Banesto was €500 million, a 28.0% decrease from 2008, while the ROE reached 11.7% as compared to 17.3% in 2008.
At the end of 2009, the balance of loans was 2% lower than a year earlier, while customer funds increased 5% and off-balance sheet funds built on the recovery started in June 2009 to increase 12.5%. NPL grew to 3.0% in 2009, up 1.3 percentage points from 2008.
Santander Consumer Finance
Our consumer financing activities are conducted through our subsidiary Santander Consumer Finance and its group of companies. Most of the activity of Santander Consumer Finance relates to auto financing, personal loans, credit cards, insurance, and customer deposits. These consumer financing activities are mainly focused on Germany, Spain, Italy, Norway, Finland, Sweden and the US. We also conduct business in Poland, the UK, Portugal, Austria and the Netherlands, among others.
At the end of 2009, this unit had 311 branches (as compared to 290 at the end of 2008) and 9,362 employees (direct and assigned) (as compared to 8,052 employees at the end of 2008), of which 569 employees were temporary.
In 2009, this unit generated €632 million in profit attributable to the Parent, a 9.2% decrease from 2008, while the ROE reached 9.0% (as compared to 17.0% in 2008).
The results differed from country to country. Of note was Germany, which generated the largest profits, whose contribution to the Group was 9% higher than in 2008 because of the new acquisitions and good management of revenues and costs, which offset the higher provisions in the new entities. Santander Consumer USA registered the largest rise in attributable profit (41.2% in dollars) and became the unit’s second largest contributor due to an increase in revenues as a result of new commercial agreements, better cost control and experience and agility in recoveries of past-due loans. The Nordic countries’ contribution to the Group increased 12% in euros, and the UK, after quickly integrating the unit acquired from GE, became profitable and the second largest independent auto finance company in the country. Of note among the other countries was the weak performance of Spain, affected by the sector’s deterioration, which led to large provisions and flat revenues that could not be offset by lower costs.

At the end of 2009, total lending at this unit amounted to €57 billion (a 5.6% increase as compared to 2008). New lending was 4% less than in 2008 due to the consumer downturn in the countries where we operate, the rigorous admission processes and the need to balance organic growth and acquisition of portfolios. NPL grew to 5.4% in 2009 from 4.2% a year earlier.
Customer funds under management increased 8.3% during 2009. Of note was the solid rise in customer deposits, particularly in Germany (32%) and the contribution of new units.
Portugal
Our main Portuguese operations are conducted by Banco Santander Totta, S.A. (“Santander Totta”), and our Portuguese investment banking operations are conducted by Banco Santander de Negocios Portugal, S.A.
At the end of 2009, Portugal operated 763 branches (as compared to 770 branches at the end of 2008) and had 6,294 employees (direct and assigned) (as compared to 6,584 employees at the end of 2008), of which 163 employees were temporary.
In 2009, profit attributable to the Parent was €531 million, a 0.1% increase from 2008, while ROE was 25.4%, as compared to 27.0% in 2008.
Against a backdrop of a sharp slowdown in lending, particularly mortgages, Santander Totta maintained a selective underwriting policy while continuing to support the country’s business sector. Lending was almost flat (-0.9%), but was 9% higher to businesses and SMEs. NPL increased in 2009 to 2.3% from 1.7% a year earlier.
After rising strongly in the first half of the year, deposit growth slowed in the second half and closed the year with a reduction of 3.6% due to the pressure on spreads from strong competition. Mutual funds and savings insurance, on the other hand, grew 31% and 29%, respectively.
Others
The rest of our businesses in the Continental Europe segment (Banif, Asset Management, Insurance and Global Wholesale Banking) generated profit attributable to the Parent of €1,118 million, 33.1% more than in 2008. This increase was mainly due to the strong increase in revenues from Wholesale Banking spurred by net interest income as a result of the improvement in spreads and the good evolution of costs.
United Kingdom
As of December 31, 2009, the United Kingdom accounted for 30.8% of the Group’s total customer funds under management, 33.4% of total loans and credits and 16.7% of profit attributed to the Group of the Group’s main business areas.
Grupo Santander’s UK businesses include Abbey (since 2004), the deposits and branches of Bradford & Bingley (acquired in September 2008) and Alliance & Leicester (acquired in October 2008). They are referred to as Santander UK.
Santander UK is a significant financial services provider in the United Kingdom, being the country’s second largest residential mortgage lender and the third largest savings brand measured by outstanding balances. Santander UK also provides a wide range of retail savings accounts, and operates across the full range of personal financial services.
At the end of 2009, the Group had 1,322 branches and a total of 22,949 employees (direct and assigned) of which 473 employees were temporary, in the United Kingdom. Compared to 2008, there was a net increase of 19 branches and a decrease of 1,430 employees due mainly to the acquisitions described above.
For purposes of our financial statements and this annual report on Form 20-F, we have calculated Santander UK’s results of operations using the criteria described before in this annual report on Form 20-F. As a result, the data set forth herein may not coincide with the data published independently by Santander UK.

In 2009, Santander UK contributed €1,726 million profit attributable to the Parent (a 38.4% increase from 2008) which represents 16.7% of the Group’s total operating areas. Loans and advances increased by 12.4% and customer funds under management increased 7.2% during the same period. ROE was 29.6% (as compared to 28.6% in 2008). NPL at the end of 2009 increased to 1.7% from 1.0% at the end of 2008.
In January 2010, we completed the rebranding of Abbey and Bradford & Bingley’s savings businesses to Santander, and our customers in the UK are already benefiting from the increased number of Santander branches (now around 1,000). In addition, we have extended the range of our value-for-money products and services available to customers of Bradford & Bingley’s savings business.
The integration of Alliance & Leicester is on track and we expect to complete the transfer of its branches and customers onto Santander’s IT system by the end of 2010, which will coincide with the rebranding of Alliance & Leicester to Santander. By the end of the year our customers in the UK will have access to approximately 1,300 branches.
Latin America
At December 31, 2009, we had 5,745 offices and 85,974 employees (direct and assigned) in Latin America (as compared to 6,089 offices and 96,405 employees, respectively, at December 31, 2008), of which 78 were temporary employees. On that date, Latin America accounted for 23.2% of the total customer funds under management, 14.3% of total loans and credits and 37.1% of profit attributed to the Group of the Group’s main business areas.
Profit attributable to the Parent from Latin America was €3,834 million in 2009, a 6.2% increase from 2008, while the ROE reached 23.7% (as compared to 24.6% in 2008).
Our Latin American banking business is principally conducted by the following banking subsidiaries:

Percentage Held
at December 31, 2009
Banco Santander (Brasil), S.A.	83.55
Banco Santander Chile	76.74
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	74.95
Banco Santander Río, S.A. (Argentina)	99.30
Banco Santander, S.A. (Uruguay)	100.00
Banco Santander Colombia, S.A.	97.85
Banco Santander Puerto Rico	90.59
Banco Santander Perú, S.A.	100.00
We engage in a full range of retail banking activities in Latin America, although the range of our activities varies from country to country. We seek to take advantage of whatever particular business opportunities local conditions present.
Our significant position in Latin America is attributable to our financial strength, high degree of diversification (by countries, businesses, products, etc.), and the breadth and depth of our franchise.
Detailed below are the performance highlights of the main Latin American countries in which we operate (1):
Brazil. Santander Brazil Group, made up by Banco Santander in Brazil and Banco Real, is the third largest private financial institution in this country as of December 31, 2009. Santander Brazil Group had 3,593 branches, 50,961 employees and 22.5 million individual customers.
In 2009, total lending declined 5%, although performance varied by market segment. Loans to individuals increased 11% while those to companies declined 4%. Of note by product was the 21% growth in lending via credit cards, the 33% rise in payroll checks paid into accounts and the 31% increase in mortgages (all percentages are based on values in local currency).
Savings rose 1% in 2009, with demand deposits and mutual funds up 14% and 12% respectively, while the balance of time deposits dropped 14% (all variations in local currency).

(1)
When we indicate “variations in local currency”, we calculate the variation of the balance sheet data in the currency of the country that is being described, eliminating the effect of exchange rates from the local currency to euros.

Profit attributable to the Parent from Brazil in 2009 was €2,167 million, a 22.5% increase when compared with 2008 (+27.1% in local currency). For 2009 ROE was 25.6% and at the end of 2009, the NPL ratio was 5.3% and the NPL coverage ratio was 99%.
Mexico. Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander, is one of the leading financial services companies in Mexico.  It leads the third largest banking group in Mexico in terms of business volume. As of December 31, 2009, the Group had a network of 1,093 branches, 12,466 employees and 8.7 million customers in Mexico.
During 2009, lending declined 11%. Consumer credit and credit cards declined 30%, in line with the market and more demanding risk admission policies. Mortgages, on the other hand, increased 7%. Savings rose 6%, as the drop in time deposits balances was offset by the increase in demand deposits and the strong rise (19%) in mutual funds (all variations in local currency).
Profit attributable to the Parent from Mexico in 2009 decreased 17.6% to €495 million (-4.8% in local currency). For 2009, ROE was 18.4% and at the end of 2009, the NPL ratio was 1.8% and the NPL coverage ratio was 264%.
Chile. Banco Santander Chile is the principal component of the largest financial group in Chile in terms of the number of customers, business and results with substantial business in loans, deposits and mutual funds and pension funds. As of December 31, 2009, the Group had 498 branches, 11,751 employees and 3.2 million customers.
During 2009, lending declined 6%, due to the fall in commercial credit in line with the market’s situation. Consumer credit and credit cards, after several years of expansion, remained virtually unchanged and lending to SMEs was also stagnant. Loans to individuals increased 6% (market share of 24.4%) and mortgage lending grew 5%. Savings declined 3%, with a differing performance by products: demand deposits increased 24% and mutual funds increased 43% while time deposits fell 24%.(All variations in local currency).
Profit attributable to the Parent from Chile increased 3.4% in 2009 to €563 million (a 5.9% increase as compared to 2008, in local currency). For 2009, ROE was 32.3% and at the end of 2009, the NPL ratio was 3.2% and the NPL coverage ratio was 89%.
Argentina. Banco Santander Río S.A. is one of Argentina’s leading banks, with 298 branches, 5,780 employees and 2.0 million banking customers as of December 31, 2009.
The Group’s strategy in 2009 was focused on lifting the return on its business franchise, with greater importance attached to customer linkage and transaction banking, selective growth in lending and carefully managing the entire risk cycle. Compared to 2008, in 2009 lending increased 2%, savings increased 13%,deposits grew 15% (+32% demand deposits and +2% time deposits) and mutual funds increased 1% (all variations in local currency).
Banco Santander Río made a positive contribution to the Group’s earnings, with profit attributable to the Parent of €226 million in 2009, a 4.9% increase as compared to 2008 (a 16.9% increase in local currency). At the end of 2009, the NPL ratio was 2.6% and the NPL coverage ratio was 141%.
Uruguay. After the consolidation of the acquired ABN businesses, Santander became the largest non government-owned bank in the country in terms of profits (€51 million), number of branches (42) and business (market share of 17.0% in lending and 17.4% in savings). The Group in Uruguay has 815 employees and 0.3 million banking customers.
Profit attributable to the Parent in 2009 was €51 million and the NPL ratio was 0.6% as of December 31, 2009.
Colombia. As of December 31, 2009, Banco Santander Colombia, S.A. had 77 branches, 1,330 employees and 0.4 million banking customers.
The Group focused on credit risk management, selective growth in lending, preserving adequate levels of liquidity, strengthening transactional businesses and, in particular, containment of costs.
Profit attributable to the Parent from Colombia was €33 million in 2009, 23.9% higher than in 2008 (a 29.0% increase in local currency). At the end of 2009, the NPL ratio was 1.8% and the NPL coverage ratio was 188%.

Puerto Rico. Banco Santander Puerto Rico is among the three largest financial institutions in Puerto Rico in terms of lending, deposits and mutual funds. As of December 31, 2009, Banco Santander Puerto Rico had 130 branches, 1,809 employees and 0.5 million customers.
Profit attributable to the Parent from Puerto Rico in 2009 was €33 million, compared to a loss of €19 million obtained in 2008. At the end of 2009, the NPL ratio stood at 9.6% and the NPL coverage ratio was 53%.
Peru. As of December 31, 2009, Banco Santander Colombia, S.A. had 1 branch, 33 employees and 0.1 million banking customers. The activity is focused on companies and on attending the Group’s global customers.
Profit attributable to the Parent from Perú was €4 million in 2009, 394% higher than in 2008 (a 384% increase in local currency).
Sovereign
On January 30, 2009, Banco Santander completed the acquisition of the 75.65% of Sovereign that it did not already own, making it a fully-owned subsidiary of Grupo Santander. Sovereign improves Grupo Santander’s geographic diversification as it enables it to operate in the US and specifically in the Northeast, one of the most attractive and stable areas, which is less prone to cyclical changes and where six of the 26 largest US cities are located.
At December 31, 2009, Sovereign had 722 branches, 2,359 ATMs, 8,847 employees and 1.7 million clients. On that date, Sovereign accounted for 5.6% of the total customer funds under management, and 5.1% of total loans and credits.
For purposes of our financial statements and this annual report on Form 20-F, we have calculated Sovereign’s results of operations using the criteria described before in this annual report on Form 20-F. As a result, the data set forth herein may not coincide with the data published independently by Sovereign.
In 2009, Sovereign contributed €25 million loss attributable to the Parent which represents -0.2% of the Group’s total operating areas profit. Loans and advances were €34.6 billion and customer funds under management €44.6 billion. Non-performing loans at the end of 2009 were 5.3% and NPL coverage was 62%.
The priorities for Sovereign in 2010 are to complete the restructuring and integration plan and continue to implement the Santander model both in operations, technology and systems as well as in the commercial sphere, while maintaining strict management of risk.
Second (or business) level:
Retail Banking
The Group’s Retail Banking business generated 85% of the operating areas’ total income in 2009 and 69% of profit attributable to the Parent. In 2009, Retail Banking generated total income of €34,828 million, 32.4% higher than in 2008. Profit attributable to the Parent by Retail Banking was €7,159 million, 2.1% lower than in 2008. The year-on-year variations were positively impacted by the change in the scope of consolidation and negatively by the reduced volume of activity, the big increase in net loan-loss provisions and the impact of exchange rate fluctuations. This segment had 163,184 employees at the end of 2009.
Retail Banking in Continental Europe increased its net interest income by 23.3% and total income 12.1% while attributable profit decreased by 3.7%. The main drivers were moderate business volumes, good management of spreads in an environment of lower interest rates and control of costs (flat on a like-for-like basis).
The profit of Retail Banking in the United Kingdom was 34.0% higher, due to the good performance of Santander UK and the consolidation of Alliance & Leicester and Bradford & Bingley. The drivers were the same as for other units: higher revenues spurred by net interest income, lower growth in costs and higher loan-loss provisions.
The results of Retail Banking in Latin America were driven by growth in customer business, the good performance of net interest income given the region’s environment of lower economic growth, control of expenses compatible with our business development efforts and savings from synergies in Brazil. Net interest income rose 54.3%, total income was 37.8% higher and operating expenses grew 32.9% compared to 2008.

Global Private Banking includes institutions that specialize in financial advisory and asset management for high income clients (Banif in Spain, Santander Private Banking UK and Abbey International in the UK and Santander Private Banking in Latin America and Italy), as well as the units of domestic private banking in Portugal and Latin America, jointly managed with local retail banks. Allfunds Bank, a leading bank specialized in multi-brand distribution of investment funds to clients, is present in Spain, Italy, the UK and Latin America.
Private banking activity was lower in the first half of 2009 because of the developments in the second half of 2008. Total income declined 6.9%, due to the reduction in average volumes managed and the shift in customer preferences towards a more conservative mix of products. This was mitigated to some extent by the 9.9% decline in personnel and general administrative costs. Attributable profit was 1.6% higher at €330 million.
Global Wholesale Banking
This area covers our corporate banking, treasury and investment banking activities throughout the world.
This segment, managed by Santander Global Banking & Markets, contributed 12% of the operating areas’ total income and 27% of profit attributable to the Parent in 2009. Profit attributable to the Parent in 2009 by Global Wholesale Banking amounted to €2,765 million, a 58.8% increase from 2008. This segment had 2,898 employees as of December 31, 2009.
This performance was backed by a customer-focused business model, the area’s global reach and its connection with local units, and strict control of expenses and risks. Another important factor was the strength of the Group’s capital and liquidity positions which, within rigorous control of both variables, enabled us to maintain a high level of unrestricted activity and take on new operations.
The business model and the strong balance sheet were combined with a more favorable environment, higher spreads and volatility than in 2008 and many competitors focused on other aspects of their businesses. All of this enabled Santander to penetrate attractive business segments profitably and occupy spaces left by others without increasing risk levels.
The growth rates were achieved with strict management of volumes and risks. The area’s risk weighted asset levels at the end of 2009 were lower than in 2008.
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
Asset Management and Insurance
This segment comprises all of our companies whose activity is the management of mutual and pension funds and insurance. At December 31, 2009, this segment accounted for 2.5% of total income and 3.9% of profit attributable to the Parent. Profit attributable to the Parent by Asset Management and Insurance was €404 million in 2009 or 14.2% lower than in 2008. This segment had 1,558 employees at the end of 2009.
Asset Management
Santander Asset Management generated total revenues of €1,178 million, 23.6% lower because of the preference for liquidity and deposits by financial agents and the impact of the market on portfolios, which led to lower average volumes under management as well as changes in their composition (more conservative and lower return).
Of note, however, was the trend of stabilization in revenues as of the second quarter, in contrast to the double digit falls at the end of 2008 and the start of 2009. This was due to the gradual recovery of mutual fund markets, first in Latin America and later spreading to Europe, which improved volumes.
Total managed assets stood at €116,500 million at the end of 2009, 15% more than a year earlier but still 6% below the average volume of 2008.

Attributable profit was €54 million, a 65.9% decrease from 2008, after deducting operating expenses and fees paid to the commercial networks (16.9 percentage points of the decrease resulted from structural adjustments).
Insurance
Santander Insurance generated attributable profit of €350 million, 12.2% more than in 2008. Higher net interest income and insurance activity, coupled with lower operating expenses, offset lower net fee income.
Total fees and commission income was €1,861 million in 2009, 6.0% higher as compared to 2008.
Santander Insurance continued to progress in its global business model and foster the development of new products via its distribution channels. It also consolidated its position with the acquisition of 50% of the insurer Real Tokio Marine Vida e Previdencia in Brazil and the integration of the insurance businesses of Alliance & Leicester, GE Money and Sovereign.
Premium income was 14% lower than in 2008, eroded by the Group’s reduced lending (which affected insurance products related to credits) and customers’ greater preference for liquidity, which reduced the demand for savings insurance.
Corporate Activities
At the end of 2009, this area had 1,820 employees (direct and assigned) (as compared to 1,710 employees at the end of 2008), of which 253 were temporary.
This area is responsible for a series of centralized activities and acts as the Group’s holding entity, managing all capital and reserves and assigning capital and liquidity to the other businesses. The cost of liquidity, via the transfer of funds to various businesses, is done at the short-term market rate.
The area had a loss of €1,385 million in 2009 due to the following:
• Dividends dropped from €229 million to €121 million, including those from the stakes in RBS and Fortis.
• Operating expenses increased by €177 million, mainly because of higher general expenses which were partly offset by lower amortizations. The sale of buildings and of Grupo Santander City in Spain meant greater spending on rentals and lower amortizations.
• Income accounted for by the equity method was €96 million in 2008 compared to a loss of €15 million in 2009. The difference was largely due to the sale of the stake in Cepsa.
With respect to the area’s sub segments:
• Equity Stakes: this sub-segment centralizes the management of equity stakes in financial and industrial companies.
In 2008 and 2009, the Equity Stakes line recorded a sharp fall to almost zero because of the full consolidation of Banco Real and Sovereign and the exit from CEPSA, all of which were previously accounted for in this sub-segment.
• Financial Management: this sub-segment carries out the global functions of managing the structural exchange rate position, the structural interest rate risk and the liquidity risk. The latter is conducted through issues and securitizations. It also manages the Group’s shareholders’ equity.
This sub-segment includes the cost of hedging the capital of the Group’s non-euro denominated subsidiaries, in the face of exchange-rate fluctuations. With respect to the book value, the current policy is aimed at covering the excess capital of each subsidiary on 7% of their risk weighted assets, either through direct term positions in most cases or through a strategy of option “tunnels” that limit the losses in scenarios of significant currency depreciation.
The year’s results in currencies other than the euro are also hedged, using in each case the aforementioned strategies. In 2008 and 2009, the main units with exchange-rate risk remained hedged.

The results of interest rate risk management, which is actively conducted by taking positions in the market, are also reflected. This management seeks to cushion the impact of changes in market interest rates on the bank’s net interest income and value, and is done via bonds and derivatives of high credit quality, high liquidity and low capital consumption.
With respect to liquidity risk, liquidity needs are below those in previous years, because in the current environment of decreased leverage, and in light of retail deposit growth outpacing that of loans, there was less need for recourse to the medium and long-term debt markets.
This sub-segment also manages shareholders’ equity, the allocation of capital to each business unit, and the cost of financing investments. As a result, the sub-segment contribution to earnings is usually negative.
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
As stated above under “Presentation of Financial Information”, we have prepared our financial statements for 2005, 2006, 2007, 2008 and 2009 under IFRS.

Average Balance Sheet—Assets and Interest Income

	2009			2008			2007
ASSETS	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in thousand of euros, except percentages)

Cash and due from central banks
Domestic	7,916,042	86,918	1.10%	7,629,805	242,954	3.18%	3,502,564	123,432	3.52%
International	25,933,209	268,921	1.04%	21,224,830	514,997	2.43%	14,745,386	415,071	2.81%

	33,849,251	355,839	1.05%	28,854,635	757,951	2.63%	18,247,950	538,503	2.95%
Due from credit entities
Domestic	20,934,738	366,521	1.75%	14,858,817	726,287	4.89%	10,040,530	574,735	5.72%
International	58,290,277	2,155,515	3.70%	61,173,074	3,095,167	5.06%	59,125,638	2,265,509	3.83%

	79,225,015	2,522,036	3.18%	76,031,891	3,821,454	5.03%	69,166,168	2,840,244	4.11%
Loans and credits
Domestic	230,641,779	10,297,581	4.46%	235,002,141	13,968,547	5.94%	215,521,349	11,437,122	5.31%
International	436,857,260	31,784,344	7.28%	340,938,627	27,397,524	8.04%	330,253,241	23,144,396	7.01%

	667,499,039	42,081,925	6.30%	575,940,768	41,366,071	7.18%	545,774,590	34,581,518	6.34%
Debt securities
Domestic	40,146,418	1,157,953	2.88%	24,948,203	951,353	3.81%	20,222,647	747,248	3.70%
International	92,776,382	4,428,624	4.77%	73,645,946	3,555,521	4.83%	91,880,249	3,259,557	3.55%

	132,922,800	5,586,577	4.20%	98,594,149	4,506,874	4.57%	112,102,896	4,006,805	3.57%
Income from hedging operations
Domestic		304,669			695,086			580,530
International		586,600			2,548,537			2,010,890

		891,269			3,243,623			2,591,420
Other interest-earning assets
Domestic	29,389,475	609,652	2.07%	23,577,214	618,246	2.62%	29,729,778	692,339	2.33%
International	60,208,919	1,125,706	1.87%	41,486,705	729,327	1.76%	18,454,627	261,428	1.42%

	89,598,394	1,735,358	1.94%	65,063,919	1,347,573	2.07%	48,184,405	953,767	1.98%
Total interest-earning assets
Domestic	329,028,452	12,823,294	3.90%	306,016,180	17,202,473	5.62%	279,016,868	14,155,406	5.07%
International	674,066,047	40,349,710	5.99%	538,469,182	37,841,073	7.03%	514,459,141	31,356,851	6.10%

	1,003,094,499	53,173,004	5.30%	844,485,362	55,043,546	6.52%	793,476,009	45,512,257	5.74%
Investments in affiliated companies
Domestic	152,893	—	0.00%	2,576,136	—	0.00%	2,547,829	—	0.00%
International	708,988	—	0.00%	10,044,991	—	0.00%	6,194,828	—	0.00%

	861,881	—	0.00%	12,621,127	—	0.00%	8,742,657	—	0.00%
Total earning assets
Domestic	329,181,345	12,823,294	3.90%	308,592,316	17,202,473	5.57%	281,564,697	14,155,406	5.03%
International	674,775,035	40,349,710	5.98%	548,514,173	37,841,073	6.90%	520,653,969	31,356,851	6.02%

	1,003,956,380	53,173,004	5.30%	857,106,489	55,043,546	6.42%	802,218,666	45,512,257	5.67%

Other assets	90,198,410			75,975,026			70,466,632

Assets from discontinued operations	4,980,696			8,024,216			4,996,980

Total average assets	1,099,135,486	53,173,004		941,105,731	55,043,546		877,682,278	45,512,257

Average Balance Sheet—Liabilities and Interest Expense

	Year Ended December 31,
	2009			2008			2007
LIABILITIES AND STOCKHOLDERS EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in thousands of euros, except percentages)

Due to credit entities
Domestic	21,713,054	424,084	1.95%	18,468,695	830,324	4.50%	16,252,861	713,579	4.39%
International	120,217,372	2,861,280	2.38%	95,892,266	2,858,266	2.98%	95,716,945	3,140,863	3.28%

	141,930,426	3,285,364	2.31%	114,360,961	3,688,590	3.23%	111,969,806	3,854,442	3.44%
Customers deposits
Domestic	130,580,883	2,694,867	2.06%	119,381,247	3,830,610	3.21%	111,160,325	2,974,509	2.68%
International	333,021,416	9,115,847	2.74%	234,812,668	11,169,783	4.76%	221,517,887	9,097,691	4.11%

	463,602,299	11,810,714	2.55%	354,193,915	15,000,393	4.24%	332,678,212	12,072,200	3.63%
Marketable debt securities
Domestic	125,931,287	3,598,181	2.86%	145,061,770	6,487,367	4.47%	119,274,612	5,231,367	4.39%
International	95,298,804	2,638,566	2.77%	92,762,877	4,330,281	4.67%	108,172,479	4,120,238	3.81%

	221,230,091	6,236,747	2.82%	237,824,647	10,817,648	4.55%	227,447,091	9,351,605	4.11%
Subordinated debt
Domestic	21,704,442	1,028,748	4.74%	20,532,672	1,111,241	5.41%	16,649,935	846,949	5.09%
International	17,304,105	1,325,301	7.66%	15,724,436	1,303,801	8.29%	16,862,344	1,253,049	7.43%

	39,008,547	2,354,049	6.03%	36,257,108	2,415,042	6.66%	33,512,279	2,099,998	6.27%
Other interest-bearing liabilities
Domestic	37,347,808	1,128,882	3.02%	36,605,703	876,041	2.39%	28,510,083	1,001,797	3.51%
International	70,461,483	1,241,760	1.76%	52,981,507	573,773	1.08%	47,882,027	197,244	0.41%

	107,809,291	2,370,642	2.20%	89,587,210	1,449,814	1.62%	76,392,110	1,199,041	1.57%
Expenses from hedging operations
Domestic		(622,758)			1,402,069			480,014
International		1,439,704			2,731,528			2,012,186

		816,946			4,133,597			2,492,200
Total interest-bearing liabilities
Domestic	337,277,474	8,252,004	2.45%	340,050,087	14,537,652	4.28%	291,847,816	11,248,215	3.85%
International	636,303,180	18,622,458	2.93%	492,173,754	22,967,432	4.67%	490,151,682	19,821,271	4.04%

	973,580,654	26,874,462	2.76%	832,223,841	37,505,084	4.51%	781,999,498	31,069,486	3.97%

Other liabilities	54,382,807			44,784,845			41,501,911

Minority interest	3,191,835			2,432,563			2,239,676

Stockholders’ Equity	63,393,172			54,149,565			47,147,854

Liabilities from discontinued operations	4,587,018			7,514,918			4,793,339

Total average Liabilities and Stockholders’ Equity	1,099,135,486	26,874,462		941,105,732	37,505,084		877,682,278	31,069,486

Changes in Net Interest Income—Volume and Rate Analysis
The following tables allocate, by domicile of customer, changes in our net interest income between changes in average volume and changes in average rate for 2009 compared to 2008 and 2008 compared to 2007. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.
Volume and rate analysis

	IFRS-IASB
	2009/2008
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in thousands of euros)
Interest income
Cash and due from central banks
Domestic	2,664	(158,700)	(156,036)
International	48,949	(295,025)	(246,076)

	51,613	(453,725)	(402,112)
Due from credit entities
Domestic	106,801	(466,567)	(359,766)
International	(107,698)	(831,954)	(939,652)

	(897)	(1,298,521)	(1,299,418)
Loans and credits
Domestic	(192,934)	(3,478,032)	(3,670,966)
International	6,977,954	(2,591,134)	4,386,820

	6,785,020	(6,069,166)	715,854
Debt securities
Domestic	438,618	(232,018)	206,600
International	917,291	(44,188)	873,103

	1,355,909	(276,206)	1,079,703
Other interest-earning assets
Domestic	121,081	(129,675)	(8,594)
International	350,744	45,635	396,379

	471,825	(84,040)	387,785
Total interest-earning assets without hedging operations
Domestic	476,230	(4,464,992)	(3,988,762)
International	8,187,240	(3,716,666)	4,470,574

	8,663,470	(8,181,658)	481,812
Income from hedging operations
Domestic	(390,417)	—	(390,417)
International	(1,961,937)	—	(1,961,937)

	(2,352,354)	—	(2,352,354)
Total interest-earning assets
Domestic	85,813	(4,464,992)	(4,379,179)
International	6,225,303	(3,716,666)	2,508,637

	6,311,116	(8,181,658)	(1,870,542)

Volume and rate analysis

	IFRS-IASB
	2008/2007
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in thousands of euros)
Interest income
Cash and due from central banks
Domestic	131,431	(11,909)	119,522
International	155,958	(56,032)	99,926

	287,389	(67,941)	219,448
Due from credit entities
Domestic	234,888	(83,336)	151,552
International	102,413	727,245	829,658

	337,301	643,909	981,210
Loans and credits
Domestic	1,173,641	1,357,784	2,531,425
International	851,520	3,401,608	4,253,128

	2,025,161	4,759,392	6,784,553
Debt securities
Domestic	181,860	22,245	204,105
International	(880,103)	1,176,067	295,964

	(698,243)	1,198,312	500,069
Other interest-earning assets
Domestic	(160,309)	86,216	(74,093)
International	405,153	62,746	467,899

	244,844	148,962	393,806
Total interest-earning assets without hedging operations
Domestic	1,561,511	1,371,000	2,932,511
International	634,941	5,311,634	5,946,575

	2,196,452	6,682,634	8,879,086
Income from hedging operations
Domestic	114,556	—	114,556
International	537,647	—	537,647

	652,203	—	652,203
Total interest-earning assets
Domestic	1,676,067	1,371,000	3,047,067
International	1,172,588	5,311,634	6,484,222

	2,848,655	6,682,634	9,531,289

Volume and rate analysis

	IFRS-IASB
	2009/2008
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in thousands of euros)
Interest charges
Due to credit entities
Domestic	64,712	(470,952)	(406,240)
International	578,368	(575,354)	3,014

	643,080	(1,046,306)	(403,226)
Customers deposits
Domestic	237,141	(1,372,884)	(1,135,743)
International	2,689,280	(4,743,216)	(2,053,936)

	2,926,421	(6,116,100)	(3,189,679)
Marketable debt securities
Domestic	(553,692)	(2,335,494)	(2,889,186)
International	70,780	(1,762,495)	(1,691,715)

	(482,912)	(4,097,989)	(4,580,901)
Subordinated debt
Domestic	55,076	(137,569)	(82,493)
International	120,564	(99,064)	21,500

	175,640	(236,633)	(60,993)
Other interest-bearing liabilities
Domestic	22,225	230,616	252,841
International	307,713	360,274	667,987

	329,938	590,890	920,828
Total interest-bearing liabilities without hedging operations
Domestic	(174,538)	(4,086,283)	(4,260,821)
International	3,766,705	(6,819,855)	(3,053,150)

	3,592,167	(10,906,138)	(7,313,971)
Expenses from hedging operations
Domestic	(2,024,827)	—	(2,024,827)
International	(1,291,824)	—	(1,291,824)

	(3,316,651)	—	(3,316,651)
Total interest-bearing liabilities
Domestic	(2,199,365)	(4,086,283)	(6,285,648)
International	2,474,881	(6,819,855)	(4,344,974)

	275,516	(10,906,138)	(10,630,622)

	IFRS-IASB
	2008/2007
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in thousands of euros)
Interest charges
Due to credit entities
Domestic	98,867	17,878	116,745
International	4,554	(287,151)	(282,597)

	103,421	(269,273)	(165,852)
Customers deposits
Domestic	266,951	589,150	856,101
International	632,226	1,439,866	2,072,092

	899,177	2,029,016	2,928,193
Marketable debt securities
Domestic	1,160,580	95,420	1,256,000
International	(720,240)	930,283	210,043

	440,340	1,025,703	1,466,043
Subordinated debt
Domestic	211,012	53,280	264,292
International	(94,264)	145,016	50,752

	116,748	198,296	315,044
Other interest-bearing liabilities
Domestic	193,557	(319,313)	(125,756)
International	55,719	320,810	376,529

	249,276	1,497	250,773
Total interest-bearing liabilities without hedging operations
Domestic	1,930,967	436,415	2,367,382
International	(122,005)	2,548,824	2,426,819

	1,808,962	2,985,239	4,794,201
Expenses from hedging operations
Domestic	922,055	—	922,055
International	719,342	—	719,342

	1,641,397	—	1,641,397
Total interest-bearing liabilities
Domestic	2,853,022	436,415	3,289,437
International	597,337	2,548,824	3,146,161

	3,450,359	2,985,239	6,435,598

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
Earning Assets — Yield Spread

	IFRS-IASB
	Year Ended December 31,
	2009	2008	2007
	(in thousands of euros, except percentages)
Average earning assets
Domestic	329,181,345	308,592,316	281,564,697
International	674,775,035	548,514,173	520,653,969

	1,003,956,380	857,106,489	802,218,666
Interest
Domestic	12,823,294	17,202,473	14,155,406
International	40,349,710	37,841,073	31,356,851

	53,173,004	55,043,546	45,512,257
Net interest income
Domestic	4,571,290	2,664,821	2,907,192
International	21,727,252	14,873,641	11,535,580

	26,298,542	17,538,462	14,442,772
Gross yield (1)
Domestic	3.90%	5.57%	5.03%
International	5.98%	6.90%	6.02%

	5.30%	6.42%	5.67%
Net yield (2)
Domestic	1.39%	0.86%	1.03%
International	3.22%	2.71%	2.22%

	2.62%	2.05%	1.80%
Yield spread (3)
Domestic	1.45%	1.29%	1.18%
International	3.05%	2.23%	1.98%

	2.54%	1.91%	1.70%

(1)	Gross yield is the quotient of interest on equity securities divided by average earning assets.

(2)	Net yield is the quotient of net interest income divided by average earning assets.

(3)
Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Santander—Interest Income / (Charges)”.

Return on Equity and Assets
The following table presents our selected financial ratios for the years indicated.

	Year Ended December 31,
	2009	2008	2007

ROA: Return on average total assets	0.86%	1.00%	1.10%
ROE: Return on average stockholders’ equity	13.90%	17.07%	21.91%
PAY-OUT: Dividends per average share as a percentage of net attributable income per average share	55.00%	54.21%	44.92%
Average stockholders’ equity as a percentage of average total assets	5.85%	5.55%	4.71%
Interest-Earning Assets
The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.
Interest-earning assets

	IFRS-IASB
	Year Ended December 31,
	2009	2008	2007

Cash and due from Central Banks
Domestic	0.79%	0.92%	0.43%
International	2.59%	2.51%	1.86%

	3.38%	3.43%	2.29%
Due from credit entities
Domestic	2.09%	1.76%	1.27%
International	5.81%	7.24%	7.45%

	7.90%	9.00%	8.72%
Loans and credits
Domestic	22.99%	27.83%	27.16%
International	43.55%	40.37%	41.62%

	66.54%	68.20%	68.78%
Debt securities
Domestic	4.00%	2.95%	2.55%
International	9.25%	8.72%	11.58%

	13.25%	11.67%	14.13%
Other interest-earning assets
Domestic	2.93%	2.79%	3.75%
International	6.00%	4.91%	2.33%

	8.93%	7.70%	6.08%
Total interest-earning assets
Domestic	32.80%	36.25%	35.16%
International	67.20%	63.75%	64.84%

	100.00%	100.00%	100.00%

Loans and Advances to Credit Institutions
The Group’s financial information included in this annual report on Form 20-F has been prepared since 2008 under IFRS-IASB. In prior years, it was prepared according to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. The financial information disclosed in this section of our annual report under IFRS-IASB, only differs from the financial information previously presented under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 for 2005, since the differences are not material for subsequent periods. See “Item 3. Key information – A. Selected Financial Data” in our 2008 Form 20-F for additional information.
The following tables show our short-term funds deposited with other banks at each of the dates indicated.

	IFRS-IASB
	At December 31,
	2009	2008	2007	2006	2005
	(in thousands of euros)
Reciprocal accounts	712,503	663,230	417,438	503,299	345,104
Time deposits	21,382,542	25,455,903	13,569,362	16,842,601	21,962,477
Reverse repurchase agreements	29,489,895	18,568,747	30,276,080	37,010,008	33,634,326
Other accounts	28,251,667	34,104,397	13,379,724	15,401,148	10,185,136

	79,836,607	78,792,277	57,642,604	69,757,056	66,127,043
Of which Impairment allowances	(25,536)	(253,567)	(18,487)	(12,727)	(36,046)
Investment Securities
At December 31, 2009, the book value of our investment securities was €174.0 billion (representing 15.7% of our total assets). These investment securities had a yield of 3.94% in 2009, compared with a yield of 4.31% in 2008, and a yield of 3.29% in 2007. Approximately €37.8 billion, or 21.7%, of our investment securities at December 31, 2009 consisted of Spanish Government and government agency securities. For a discussion of how we value our investment securities, see Note 2 to our consolidated financial statements.

The following tables show the book values of our investment securities by type and domicile of counterparty at each of the dates indicated.

	IFRS-IASB
	At December 31,
	2009	2008	2007
	(in thousands of euros)
Debt securities
Domestic-
Spanish Government	37,770,101	20,267,964	14,471,176
Other domestic issuer:
Public authorities	542,577	231,529	904,382
Other domestic issuer	8,124,835	9,076,564	9,988,780

Total domestic	46,437,513	29,576,057	25,364,338
International-
United States:
U.S. Treasury and other U.S. Government agencies	1,183,550	881,579	1,870,152
States and political subdivisions	1,714,940	1,260,494	281,453
Other securities	12,964,869	6,155,609	9,717,624

Total United States	15,863,359	8,297,682	11,869,229
Other:
Governments	41,108,209	20,990,003	19,465,853
Other securities	48,292,040	50,567,953	52,650,983

Total Other	89,400,249	71,557,956	72,116,836

Total International	105,263,608	79,855,638	83,986,065

Less- Allowance for credit losses	(166,722)	(181,178)	(91,753)
Less- Price fluctuation allowance	—	—	—

Total Debt Securities	151,534,399	109,250,517	109,258,650

Equity securities
Domestic	6,070,228	4,447,197	8,283,198
International-
United States	1,489,681	938,265	1,629,755
Other	14,896,610	10,046,522	12,874,902

Total international	16,386,291	10,984,787	14,504,658

Less- Price fluctuation allowance	—	(9,159)	(11,238)

Total Equity Securities	22,456,519	15,422,825	22,776,618

Total Investment Securities	173,990,918	124,673,342	132,035,268

The following table analyzes the aggregate book value and aggregate market value of the securities of single issuers, other than the Government of the United States, which exceeded 10% of our stockholders’ equity as of December 31, 2009 (and other debt securities with aggregate values near to 10% of our stockholders’ equity).

	Aggregate as of December 31, 2009
	Book value	Market value
	(in thousands of euros)
Debt securities:
Exceed 10% of stockholders’ equity:
Spanish Government	38,312,678	38,312,678
Near 10% of stockholders’ equity:
Telefónica	4,940,425	4,940,425
República Federal do Brasil	4,621,989	4,621,989
ACS — Dragados	4,295,266	4,295,266
The following table analyzes the maturities and weighted average yields of our debt investment securities (before impairment allowances) at December 31, 2009. Yields on tax-exempt obligations have not been calculated on a tax-equivalent basis because we do not believe the effect of such a calculation would be material.

	At December 31, 2009
		Maturing	Maturing
	Maturing	Between	Between	Maturing
	Within	1 and	5 and	After
	1 Year	5 Years	10 Years	10 Years	Total
	(in thousands of euros)
DEBT SECURITIES
Domestic:
Spanish Government	8,761,922	14,342,993	10,814,302	3,850,884	37,770,101
Other domestic issuer:
Public authorities	4,588	155,103	270,547	112,339	542,577
Other domestic issuer	1,134,551	3,502,215	961,475	2,526,594	8,124,835
Total domestic	9,901,061	18,000,311	12,046,324	6,489,817	46,437,513
International:
United States:
U.S. Treasury and other U.S. Government agencies	546,799	337,297	269,200	30,253	1,183,550
States and political subdivisions	77,104	113,801	112,804	1,411,231	1,714,940
Other securities	2,265,756	5,228,793	2,969,823	2,500,498	12,964,869
Total United States	2,889,659	5,679,891	3,351,827	3,941,982	15,863,359
Other:
Governments	12,868,462	23,589,516	2,504,733	2,145,498	41,108,209
Other securities	13,401,128	22,901,979	4,029,869	7,959,064	48,292,040
Total Other	26,269,590	46,491,495	6,534,602	10,104,562	89,400,249
Total International	29,159,249	52,171,386	9,886,429	14,046,544	105,263,608

Total debt investment securities	39,060,310	70,171,697	21,932,753	20,536,361	151,701,121

Loan Portfolio
At December 31, 2009, our total loans and advances to customers equaled €700.4 billion (63.1% of our total assets). Net of allowances for credit losses, loans and advances to customers equaled €682.6 billion at December 31, 2009 (61.4% of our total assets). In addition to loans, we had outstanding at December 31, 2005, 2006, 2007, 2008 and 2009 €77.7 billion, €91.7 billion, €102.2 billion, €123.3 billion and €150.6 billion, respectively, of undrawn balances available to third parties.
Loans by Geographic Area and Type of Customer
The following tables analyze our loans and advances to customers (including securities purchased under agreement to resell), by domicile and type of customer, at each of the dates indicated.

	IFRS-IASB
	At December 31,
	2009	2008	2007	2006	2005
	(in thousands of euros)
Borrowers in Spain:
Spanish Government	9,802,511	7,668,408	5,633,422	5,328,526	5,242,938
Commercial, financial, agricultural and industrial	70,136,946	56,289,775	45,169,824	71,412,545	54,799,113
Real estate and construction	42,514,809	48,098,886	46,837,281	12,391,306	7,834,447
Other mortgages	68,865,914	59,784,116	59,268,463	81,718,186	65,940,697
Installment loans to individuals	20,070,626	21,505,725	21,533,074	20,058,666	14,343,281
Lease financing	7,533,857	9,252,949	9,643,516	8,668,599	7,276,200
Other	11,420,172	37,647,241	49,995,313	9,357,884	5,388,149

Total	230,344,835	240,247,100	238,080,893	208,935,712	160,824,825
Borrowers outside Spain (*):
Governments	2,860,902	3,029,373	2,295,763	4,969,713	6,608,103
Commercial and industrial	174,763,552	127,838,494	143,045,869	128,438,265	108,145,797
Mortgage loans	249,065,126	201,112,142	179,163,680	177,631,731	161,147,496
Other	43,389,607	67,127,381	17,207,512	15,223,537	9,993,396

Total	470,079,187	399,107,390	341,712,824	326,263,246	285,894,792

Total loans and leases, gross	700,424,022	639,354,490	579,793,717	535,198,958	446,719,617

Allowance for possible loan losses (**)	(17,873,096)	(12,466,055)	(8,695,204)	(8,163,444)	(6,755,175)

Loans and leases, net of allowances	682,550,926	626,888,435	571,098,513	527,035,514	439,964,442

(*)	Credit of any nature in the name of credit institutions is included in the “Loans and advances to credit institutions” caption of our balance sheet.

(**)	Refers to loan losses of “Loans and Advances to customers”, excluding balances to credit institutions. See “Item 3. Key information — A. Selected Financial Data”.
At December 31, 2009, our loans and advances to associated companies and jointly controlled entities amounted to €149 million (see “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions”). Excluding government-related loans and advances, the largest outstanding exposure to a single counterparty at December 31, 2009 was €2.9 billion (0.4% of total loans and advances, including government-related loans), and the five next largest exposures totaled €11.2 billion (1.6% of total loans, including government-related loans).

Maturity
The following table sets forth an analysis by maturity of our loans and advances to customers by domicile and type of customer at December 31, 2009.

	Maturity
	Less than		One to five		Over five
	one year		years		years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in thousands of euros, except percentages)
Loans to borrowers in Spain:
Spanish Government	3,520,801	2.08%	1,812,281	1.10%	4,469,429	1.22%	9,802,511	1.40%
Commercial, financial, agriculture and industrial	32,292,736	19.12%	21,750,921	13.22%	16,093,289	4.39%	70,136,946	10.01%
Real estate and construction	1,628,732	0.96%	3,728,295	2.27%	37,157,782	10.12%	42,514,809	6.07%
Other mortgages	3,403,341	2.01%	6,723,164	4.09%	58,739,409	16.01%	68,865,914	9.83%
Installment loans to individuals	8,444,238	5.00%	8,065,868	4.90%	3,560,520	0.97%	20,070,626	2.87%
Lease financing	1,158,716	0.69%	4,044,102	2.46%	2,331,039	0.64%	7,533,857	1.08%
Other	2,101,010	1.24%	2,326,763	1.41%	6,992,399	1.91%	11,420,172	1.63%

Total borrowers in Spain	52,549,574	31.11%	48,451,394	29.45%	129,343,867	35.24%	230,344,835	32.89%

Loans to borrowers outside Spain (*)
Other Governments	1,196,193	0.71%	941,372	0.57%	723,337	0.20%	2,860,902	0.41%
Commercial and Industrial	73,658,231	43.61%	76,907,628	46.74%	24,197,693	6.59%	174,763,552	24.95%
Mortgage loans	14,115,583	8.36%	30,753,706	18.69%	204,195,837	55.64%	249,065,126	35.56%
Other	27,383,600	16.21%	7,474,075	4.54%	8,531,932	2.32%	43,389,607	6.19%

Total loans to borrowers outside Spain	116,353,607	68.89%	116,076,781	70.55%	237,648,799	64.76%	470,079,187	67.11%

Total loans and leases, gross	168,903,181	100.00%	164,528,175	100.00%	366,992,666	100.00%	700,424,022	100.00%

(*)	Credit of any nature in the name of credit institutions is included in the “Loans and advances to credit institutions” caption of our balance sheet.
Fixed and Variable Rate Loans
The following table sets forth a breakdown of our fixed and variable rate loans having a maturity of more than one year at December 31, 2009.

	Fixed and variable rate loans
	having a maturity of more than one year
	Domestic	International	Total
	(in thousands of euros, except percentages)

Fixed rate	32,675,335	164,169,475	196,844,810
Variable rate	145,119,926	189,556,104	334,676,030

Total	177,795,261	353,725,579	531,520,840

Cross-Border Outstandings
The following table sets forth, as of the end of the years indicated, the aggregate amount of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 0.75% of our total assets. Cross-border outstandings do not include local currency loans made by subsidiary banks in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans by Santander UK or our Latin American subsidiaries.

	IFRS-IASB
	2009		2008		2007
		% of		% of		% of
		total		total		total
		assets		assets		assets
	(in thousands of euros, except percentages)
OECD (1) Countries:
United Kingdom	3,119,719	0.28%	3,546,946	0.34%	10,553,863	1.16%
Other OECD Countries (2)	11,207,465	1.01%	9,384,789	0.90%	13,371,250	1.46%

Total OECD	14,327,184	1.29%	12,931,735	1.24%	23,925,113	2.62%

Non-OECD Countries
Brazil	5,316,717	0.48%	10,169,495	0.97%	3,732,687	0.41%
Other Latin American Countries (2) (3)	8,297,908	0.75%	7,728,016	0.74%	4,488,341	0.49%
Other (2)	6,600,333	0.59%	5,847,896	0.56%	2,379,944	0.26%

Total Non-OECD	20,214,958	1.82%	23,745,407	2.27%	10,600,972	1.16%

Total	34,542,142	3.11%	36,677,142	3.50%	34,526,085	3.78%

(1)	The Organization for Economic Cooperation and Development.

(2)	Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.

(3)
With regards to these cross-border outstandings, at December 31, 2007, 2008 and 2009, we had allowances for country-risk equal to €105.0 million, €555.5 million and €30.3 million, respectively. Such allowances for country-risk exceeded the Bank of Spain’s minimum requirements at such dates.

The following table sets forth, as of December 31, 2009, 2008 and 2007, the amounts of our cross-border outstandings by type of borrower where outstandings in the borrower’s country exceeded 0.75% of total assets.

		Banks and other
		Financial	Commercial and
	Government	Institutions	Industrial	Total
	(in thousands of euros)

2007
United Kingdom	616	3,870,351	6,682,896	10,553,863

Total	616	3,870,351	6,682,896	10,553,863

2008
Brazil	193,734	3,939,252	6,036,509	10,169,495

Total	193,734	3,939,252	6,036,509	10,169,495

2009
N/A	—	—	—	—

Total	—	—	—	—

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

• Credits guaranteed under the name of the Fondo de Garantía de Depósitos if their credit risk quality is comparable with that of the European Union; or

• All credits collateralized by cash or by money market and treasury funds or securities issued by the central administrations or credit entities of countries listed in category 1 for country-risk purposes when the outstanding exposure is 90% or less than the redemption value of the money market and treasury funds and of the market value of the securities given as collateral.

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

(v) Medium-high risk
Assets in this category include (unless these assets qualify as “high risk” assets) loans to individuals for the acquisition of durable consumption goods, other goods or current services not for professional use, except those registered in the Registry of Sales of Movable Assets (Registro de Ventas de Bienes Muebles); and risks with residents of countries classified in categories 3 to 6, to the extent not covered by country-risk allowances.

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
The Bank of Spain requires Spanish banks to charge-off immediately those non-performing assets that management believes will never be repaid. Otherwise, the Bank of Spain requires Spanish banks to charge-off non-performing assets four years after they were classified as non-performing. Accordingly, even if allowances have been established equal to 100% of a non-performing asset, the Spanish bank may maintain that non-performing asset, fully provisioned, on its balance sheet for the full four-year period if management believes based on objective factors that there is some possibility of recoverability of that asset.
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
Non-Accrual of Interest Requirements
The Group stops accruing interest on the principal amount of any asset that is classified as an impaired asset and on category 5 (doubtful) and category 6 (bankrupt) country-risk outstandings. The bank accounts for such collected interest on a cash basis, recording interest payments as interest income when collected.
The following table shows the amount of interest owed on non-accruing assets and the amount of such interest that was received:

	IFRS-IASB
	At December 31,
	2009	2008	2007
	(in thousands of euros)
Interest owed on non-accruing assets
Domestic	765,101	231,486	80,133
International	1,829,676	489,241	291,987

Total	2,594,777	720,727	372,120
Interest received on non-accruing assets
Domestic	151,459	95,428	81,233
International	157,724	125,386	103,031

Total	309,183	220,814	184,264
The balances of the recorded investment in impaired loans as of December 31, 2009, 2008 and 2007 are as follows:

	Thousands of Euros
	2009	2008	2007
Other impaired loans (*)	3,283,860	2,417,529	1,260,497
Impaired loans more than ninety days past due	21,269,764	11,773,284	4,918,158

Total impaired loans	24,553,624	14,190,813	6,178,655

(*)	See above “Bank of Spain Classification Requirements- d) Other Non-Performing Assets” for a detailed explanation of assets included under this category.
The roll-forward of allowances (under IFRS-IASB) is shown in Note 10 to our consolidated financial statements.

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
The Bank of Spain requires that we develop internal models to calculate the allowances for both credit risk and country-risk based on historical experience. As of July 2008, the Bank of Spain had approved for regulatory capital calculation purposes the Group’s internal models affecting the vast majority of the Group’s credit risk net exposure. Bank of Spain will continue to review the models for the purpose of calculating allowances for loan losses. The calculation obtained based on the output parameters of internal models is consistent with the best estimate of the Group as to the probable losses using possible scenarios which rely on the approved internally developed models, and which constitute an appropriate basis for determining loan loss allowances. While these models are not yet approved by the Bank of Spain for loan loss allowance calculation, we are required to calculate the allowances according to the instructions described below. The difference between loan loss provisions calculated using internal models and those calculated under Bank of Spain Guidance, was not material for any of the three years ending December 31, 2009.
The global allowances will be the sum of those corresponding to losses in specific transactions (Specific Allowances) and those not specifically assigned (General Allowance) due to credit risk, plus the Allowances for Country-Risk.
Specific and General Allowances for Credit Losses
The Group methodology for calculation of loan loss allowances is summarized as follows:
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
The process: credit rating and parameter estimation
The credit risk associated to each transaction is quantified by means of its incurred loss. Risk measurement quantification requires following two steps; the first one is the estimation, and the second one is the assignment of the parameters that define the credit risk: Probability of Default, Loss Given Default and Exposure at Default.
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
Incurred loss is the cost of the credit risk of a transaction that will manifest within a one year lead time from the balance sheet date considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.
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

	IFRS-IASB
	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands of euros)
Allowance for credit losses at beginning of year
Borrowers in Spain	5,948,950	4,512,000	4,318,320	2,809,599	1,679,781
Borrowers outside Spain	6,770,673	4,284,371	3,969,808	4,092,326	4,160,864

Total	12,719,623	8,796,371	8,288,128	6,901,925	5,840,645

Inclusion of acquired companies’ credit loss allowances
Borrowers in Spain	—	—	—	—	—
Borrowers outside Spain	1,426,104	2,310,095	7,356	164,530	4,006

Total	1,426,104	2,310,095	7,356	164,530	4,006

Recoveries of loans previously charged off (1)
Borrowers in Spain	115,069	129,660	148,849	123,566	105,800
Borrowers outside Spain	799,652	570,087	463,602	418,402	373,934

Total	914,721	699,747	612,451	541,968	479,734

Net provisions for credit losses (1)
Borrowers in Spain	2,499,843	928,236	658,990	793,898	1,048,552
Borrowers outside Spain	8,588,153	4,968,652	2,761,606	1,669,466	976,315

Total	11,087,996	5,896,888	3,420,596	2,463,364	2,024,867

Charge offs against credit loss allowance
Borrowers in Spain	(1,236,859)	(731,588)	(573,787)	(269,559)	(226,036)
Borrowers outside Spain	(8,557,769)	(3,820,805)	(2,746,375)	(2,100,306)	(1,293,458)

Total	(9,794,628)	(4,552,393)	(3,320,162)	(2,369,865)	(1,519,494)

Other movements (2)	1,544,817	(431,084)	(211,998)	586,206	72,167

Allowance for credit losses at end of year (*)
Borrowers in Spain	6,992,818	5,948,950	4,512,000	4,318,320	2,809,599
Borrowers outside Spain	10,905,814	6,770,673	4,284,371	3,969,808	4,092,326

Total	17,898,632	12,719,623	8,796,371	8,288,128	6,901,925

(*)
Allowances for the impairment losses on the assets making up the balances of “Loans and receivables — Loans and advances to customers” and “Loans and receivables — Loans and advances to credit institutions”. See “Item 3. Key information — A. Selected Financial Data”.

(1)
We have not included separate line items for charge-offs of loans not previously provided for (loans charged-off against income) and recoveries of loans previously charged-off as these are not permitted under Spanish regulation.

(2)	The changes in “Other Movements” from 2005, to 2006, to 2007, to 2008 and to 2009 principally reflects foreign exchange differences.

The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the years indicated.

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands of euros)
Recoveries of loans previously charged off-
Domestic:
Commercial, financial, agricultural, industrial	31,969	30,136	32,045	37,879	51,649
Real estate and construction	15,162	4,860	10,718	5,646	140
Other mortgages	24,340	11,480	17,644	11,249	5,226
Installment loans to individuals	42,946	74,974	70,082	59,726	32,303
Lease finance	621	6,198	4,517	5,023	2,903
Other	31	2,012	13,843	4,043	13,579

Total Borrowers in Spain	115,069	129,660	148,849	123,566	105,800
Borrowers outside Spain
Government and official institutions	34	—	8	1,126	1
Commercial and industrial	731,641	483,589	397,126	299,302	292,279
Mortgage loans	35,047	28,494	30,360	7,751	3,468
Other	32,930	58,004	36,108	110,223	78,186

Borrowers outside Spain	799,652	570,087	463,602	418,402	373,934

Total	914,721	699,747	612,451	541,968	479,734
Net provisions for credit losses-
Domestic:
Commercial, financial, agricultural, industrial	752,961	265,121	(278,355)	405,914	416,993
Real estate and construction	528,124	(76,668)	240,462	20,430	70,124
Other mortgages	263,700	276,578	298,645	96,209	87,823
Installment loans to individuals	848,450	399,651	383,582	278,223	226,177
Lease finance	73,055	26,619	16,038	55,894	27,864
Other	33,553	36,935	(1,382)	(62,772)	219,571

Total Borrowers in Spain	2,499,843	928,236	658,990	793,898	1,048,552
Borrowers outside Spain
Government and official institutions	14,218	(8,344)	(1,797)	2,035	16,836
Commercial and industrial	7,667,916	2,709,732	2,016,115	1,128,005	820,912
Mortgage loans	532,539	242,965	237,553	11,612	88,812
Other	373,480	2,024,299	509,735	527,814	49,755

Borrowers outside Spain	8,588,153	4,968,652	2,761,606	1,669,466	976,315

Total	11,087,996	5,896,888	3,420,596	2,463,364	2,024,867
Charge offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(355,554)	(121,751)	(140,715)	(55,982)	(113,357)
Real estate and construction	(137,183)	(34,429)	(29,466)	(18,911)	(8)
Other mortgages	(235,659)	(61,618)	(11,807)	(7,284)	(14,674)
Installment loans to individuals	(481,164)	(503,166)	(356,532)	(184,218)	(67,554)
Lease finance	(25,681)	(2,693)	(1,344)	(1,775)	(8,007)
Other	(1,618)	(7,931)	(33,923)	(1,389)	(22,436)

Total Borrowers in Spain	(1,236,859)	(731,588)	(573,787)	(269,559)	(226,036)
Borrowers outside Spain
Government and official institutions	(213)	—	—	(174)	—
Commercial and industrial	(7,826,967)	(2,807,232)	(1,969,576)	(1,333,617)	(1,120,180)
Mortgage loans	(393,104)	(1,736)	(6,693)	(46,603)	(30,562)
Other	(337,485)	(1,011,837)	(770,106)	(719,912)	(142,716)

Borrowers outside Spain	(8,557,769)	(3,820,805)	(2,746,375)	(2,100,306)	(1,293,458)

Total	(9,794,628)	(4,552,393)	(3,320,162)	(2,369,865)	(1,519,494)

Allowances for Credit Losses

	IFRS-IASB
	Year Ended December 31,
	2009	%	2008	%	2007	%	2006	%	2005	%
	(in thousands of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	1,742,508	9.74	1,690,171	13.29	1,121,382	12.75	2,054,720	24.79	1,419,729	20.57
Real estate and construction	1,896,177	10.59	1,490,138	11.72	1,412,652	16.06	515,597	6.22	363,991	5.27
Other mortgages	1,375,447	7.68	1,271,684	10.00	805,437	9.16	457,132	5.52	186,574	2.70
Installment loans to individuals	1,673,557	9.35	1,182,274	9.29	926,917	10.53	889,283	10.73	469,677	6.81
Lease finance	215,785	1.21	112,874	0.89	162,405	1.85	166,542	2.01	75,777	1.10
Other	89,344	0.50	201,809	1.59	83,207	0.95	235,046	2.84	293,851	4.26

Total Borrowers in Spain	6,992,818	39.07	5,948,950	46.77	4,512,000	51.30	4,318,320	52.10	2,809,599	40.71
Borrowers outside Spain:
Government and official institutions	19,149	0.11	13,653	0.11	25,650	0.29	30,054	0.36	41,302	0.60
Commercial and industrial	8,529,010	47.65	4,517,625	35.52	2,762,325	31.40	2,670,075	32.22	3,413,736	49.46
Mortgage loans	1,555,212	8.69	1,615,112	12.70	1,354,866	15.40	831,972	10.04	363,980	5.27
Other	802,443	4.48	624,283	4.91	141,530	1.61	437,707	5.28	273,308	3.96

Total Borrowers outside Spain	10,905,814	60.93	6,770,673	53.23	4,284,371	48.70	3,969,808	47.90	4,092,326	59.29

Total	17,898,632	100.00	12,719,623	100.00	8,796,371	100.00	8,288,128	100.00	6,901,925	100.00
Impaired Balances
The following tables show our impaired assets (loans, securities and other assets to collect) and contingent liabilities, excluding country-risk. We do not keep records classifying balances as non-accrual, past due, restructured or potential problem loans, as those terms are defined by the SEC. However, we have estimated the amount of our balances that would have been so classified, to the extent possible, below.

	IFRS
	At December 31,
Non-performing balances	2009	2008	2007	2006	2005
	(in thousands of euros, except percentages)
Past-due and other non-performing balances (1) (2) (3):
Domestic	10,405,450	6,405,803	1,887,167	1,288,857	1,110,784
International	14,148,174	7,785,010	4,291,488	3,318,690	3,230,716

Total	24,553,624	14,190,813	6,178,655	4,607,547	4,341,500

(1)
We estimate that the total amount of our non-performing balances fully provisioned under IFRS and which under U.S. GAAP would have been charged-off from the balance sheet was €1,302.6 million, €1,206.5 million, €1,582.0 million, €2,877.6 million and €2,996,6 million at December 31, 2005, 2006, 2007, 2008 and 2009, respectively.

(2)	Non-performing balances due to country risk were €121.1 million, €83.0 million, €6.7 million, €2.6 million and €7.8 million at December 31, 2005, 2006, 2007, 2008 and 2009, respectively.

(3)
We estimate that at December 31, 2005, 2006, 2007, 2008 and 2009 (i) the total amount of our non-performing past-due balances was €3,367.1 million, €3,841.2 million, 4,918.2 million, €11,773.3 million and €21,269.8 million respectively, and (ii) the total amount of our other non-performing balances was €974.4 million, €766.3 million, €1,260.5 million, €2,417.5 million and €3,283,9 million, respectively.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at December 31, 2009 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.
Evolution of Impaired Balances
The following tables show the movement in our impaired assets and contingent liabilities (excluding country-risk, see “—Country-Risk Outstandings”).

	IFRS
	Quarter ended				Year ended	Year ended	Year ended	Year ended	Year ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in thousands of euros)	2009	2009	2009	2009	2009	2008	2007	2006	2005

Opening balance	14,190,813	18,967,529	21,751,606	22,666,379	14,190,813	6,178,655	4,607,547	4,341,500	4,114,691
Net additions	5,290,126	4,877,401	4,169,928	3,896,875	18,234,330	11,346,183	5,014,270	2,567,912	1,473,809
Increase in scope of consolidation	1,033,001	—	—	—	1,033,001	2,088,943	1,000	164,000	(33,000)
Exchange differences	211,246	369,976	(301,581)	610,468	890,109	(870,575)	(124,000)	(96,000)	300,000
Writeoffs	(1,757,657)	(2,463,300)	(2,953,574)	(2,620,098)	(9,794,629)	(4,552,393)	(3,320,162)	(2,369,865)	(1,514,000)

Closing balance	18,967,529	21,751,606	22,666,379	24,553,624	24,553,624	14,190,813	6,178,655	4,607,547	4,341,500
The Group’s non-performing balances have increased during 2008 and 2009, mainly due to (1) the rapid deterioration of the global macroeconomic environment and (2) the increase in the Bank’s scope of consolidation (due to the acquisitions of Alliance & Leicester, Sovereign, Banco Real, GE Money and RBS Europe). As shown in the table above, in 2008 and the first quarter of 2009, the Group’s non-performing balances increased by €2.09 billion and €1.03 billion, respectively, due to acquisitions. Other factors leading to the increase in the Group’s non-performing balances were the higher volumes of lending in recent years and the change of mix (principally in Latin America) toward more profitable but higher risk products. The principal geographic drivers of the increase in non-performing balances, other than through acquisitions, were Spain, the United Kingdom and Brazil.
The increase in non-performing balances is also aggravated through the classification as non-performing of the entire outstanding principal amount and accrued interest on any loan on which any payment of principal, interest or agreed cost is 90 days or more past due. We refer to this effect as the “individual loan drag effect”. An additional impact occurs by the so-called “client drag effect”, through which Spanish banking groups classify as non-performing the aggregate risk exposure (including off-balance sheet risks) to a single obligor, whenever the amount of non-performing balances of such obligor exceeds 25% of its total outstanding risks (excluding non-accrued interest on loans to such borrower). Both drag effects have a larger impact in the case of mortgages and corporate loans due to the greater average amount of these loans.
Notwithstanding the above, during the course of 2009, the previously increasing rate of growth of net additions to non-performing balances has reversed such that the rate of growth has decreased, consistent with what appears to be the start of the recovery from the current economic downturn.

Impaired Balances Ratios
The following table shows the total amount of our computable credit risk, the amount of our non-performing assets and contingent liabilities by category, our allowances for credit losses, the ratio of our impaired balances to total computable credit risk and our coverage ratio at the dates indicated.

	IFRS
	At December 31,
	2009	2008	2007	2006	2005
	(in thousands of euros, except percentages)
Computable credit risk (1)	758,346,873	697,199,713	649,342,484	588,372,837	489,662,040

Non-performing balances by segments:
Individuals	14,589,806	10,113,539	4,774,589	3,707,554	3,109,299
Mortgages	6,110,013	3,238,670	1,584,517	1,230,406	1,031,866
Consumer loans	6,164,477	5,711,326	2,695,997	2,093,490	1,755,682
Credit cards and others	2,315,316	1,163,543	494,075	383,658	321,751
Enterprises	7,811,870	2,860,333	1,309,738	843,807	1,165,851
Corporate Banking	2,127,493	1,130,459	62,224	38,300	63,758
Public sector	24,455	86,481	32,105	17,886	2,592

Total non performing balances	24,553,624	14,190,812	6,178,656	4,607,547	4,341,500

Allowances for non-performing balances	18,497,070	12,862,981	9,302,230	8,626,937	7,047,475

Ratios
Non-performing balances to computable credit risk	3.24%	2.04%	0.95%	0.78%	0.89%
Coverage ratio (2)	75.33%	90.64%	150.55%	187.23%	162.33%
Balances charged-off to total loans and contingent liabilities	1.17%	0.55%	0.41%	0.31%	0.21%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.

(2)	Allowances for non-performing balances as a percentage of non-performing balances.
The ratio of non-performing balances to computable credit risk was 0.89%, 0.78%, 0.95%, 2.04% and 3.24% for the Group as a whole as of December 31, 2005, 2006, 2007, 2008 and 2009, respectively. In the current economic downturn, the effect of which is exacerbated by the drag effects described above, our non-performing balances ratio increased, and we expect it will continue to do so although at a slower pace as highlighted by the recent quarterly trend of diminishing net additions to non-performing balances discussed above.
The coverage ratio fell to 91% in December 2008, and further to 75% in December 2009. This ratio is calculated as allowances for non-performing balances as a percentage of non-performing balances.
The main reasons for the increases in the non-performing balances ratio and the decreases in the coverage ratio are the following:
We establish our expectations of credit loss (and our corresponding allowances) for our entire loan portfolio, not just for our non-performing balances. Our expectations of credit loss for our entire portfolio typically increase at a slower rate than the rate at which our non-performing balances increase, particularly during an economic downturn, when non-performing loans grow quickly but the performing loan portfolio grows at a slower pace and with lower-risk loans, reflecting caution due to macroeconomic conditions. As a result, the ratio of our non-performing balances to computable credit risk typically increases since the numerator (non-performing balances) increases faster than the denominator (computable credit risk). Similarly, our coverage ratio typically decreases since, for the reasons discussed above, the numerator (allowances for credit losses) does not increase as fast as the denominator (non-performing balances).
To a lesser extent, the consolidation of Sovereign in the first quarter of 2009, with a coverage ratio of 62%, has also slightly decreased the Group’s average coverage ratio.

We are currently highly exposed to real estate markets, especially in Spain and the United Kingdom. Mortgage loans are one of our principal assets, comprising 53% of our loan portfolio as of December 31, 2009, and we are focused on first home mortgages. From 2002 to 2007, demand for housing and mortgage financing in Spain increased significantly driven by, among other things, economic growth, declining unemployment rates, demographic and social trends, and historically low interest rates in the Eurozone. The United Kingdom experienced a similar increase in housing and mortgage demand, driven by, among other things, economic growth, declining unemployment rates, demographic trends and the increasing prominence of London as an international financial center. In this favorable environment, the Group has maintained prudent risk management with a mortgage portfolio focused on first homes with average loan to values in Spain and the United Kingdom of 52% and 56%, respectively, as of December 31, 2009. As a result of the general macroeconomic deterioration in the second half of 2008, a percentage of these assets have become non-performing and, as a result of the quality of the collateral, the inexistence of both option adjustable rate mortgage (ARM) loans and of monthly payments below accrued interest, the requirements of allowances for these non-performing assets have remained low.
As a result of the factors described above (the increase in the scope of consolidation, the economic downturn, our higher lending volumes and the change of mix (principally in Latin America)), our net impairment for credit losses was €11,088.0 million for 2009, an 88.0% or €5,191.1 million increase from €5,896.9 million for 2008. This increase did not have a significant impact on the attributable profit for the period due to the positive evolution of income and the appropriate management of spreads.
Other Non-Accruing Balances
As described above under “—Bank of Spain Classification Requirements”, we do not classify our loans and contingent liabilities to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired balances. Loans and contingent liabilities in these categories do not stop accruing interests. However, we treat category 5 (doubtful countries) country-risk outstandings as both a non-accruing and impaired balance.

	IFRS-IASB
	Year Ended December 31,
Summary of non-accrual balances	2009	2008	2007	2006	2005
	(in millions of euros)
Balances classified as Non-Performing Balances	24,553.6	14,190.8	6,178.7	4,607.5	4,341.5
Non-Performing Balances due to country risk	7.8	2.6	6.7	83.0	121.1

Total non-accruing balances	24,561.4	14,193.4	6,185.4	4,690.5	4,462.6
As of December 31, 2007, 2008 and 2009, the amounts of “restructured loans” were €465.2 million, €648.7 million and €3,829 million, respectively. Restructured loans are those which have been reclassified from non-performing loans to normal investment under certain conditions of payment and increase in guarantees. The strong increase in 2009 is directly related to the increase in non-performing loans explained above.

Foreclosed Assets
The tables below set forth the movements in our foreclosed assets for the periods shown.

	IFRS-IASB
					Year Ended
	Quarterly movements				December 31,
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
	2009	2009	2009	2009	2009	2008	2007
	(in thousands of euros, except percentages)
Opening balance	1,309,989	1,800,682	2,211,633	2,472,401	1,309,989	494,567	408,450
Foreclosures	859,462	933,761	764,437	826,232	3,383,892	1,712,821	851,152
Sales	(368,769)	(522,810)	(503,669)	(582,759)	(1,978,007)	(897,399)	(765,035)
Gross foreclosed assets	1,800,682	2,211,633	2,472,401	2,715,874	2,715,874	1,309,989	494,567
Allowances established	(185,163)	(239,684)	(276,178)	(713,373)	(713,373)	(169,030)	(111,026)
Allowance as a percentage of foreclosed assets	10.28%	10.84%	11.17%	26.27%	26.27%	12.90%	22.45%

Closing balance (net)	1,615,519	1,971,949	2,196,223	2,002,501	2,002,501	1,140,959	383,541
Liabilities
Deposits
The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits. For an analysis, by domicile of customer, of average domestic and international deposits by type for 2006, 2007, 2008 and 2009, see “—Average Balance Sheets and Interest Rates—Liabilities and Interest Expense”.
We compete actively with other commercial banks and with savings banks for domestic deposits. Our share of customer deposits in the Spanish banking system (including Cajas de Ahorros) was 16.2% at December 31, 2009, according to figures published by the Spanish Banking Association (AEB) and the Confederación Española de Cajas de Ahorros (“CECA”). See “—Competition”.

The following tables analyze our year-end deposits.
Deposits (from central banks and credit institutions and customers) by type of deposit

	IFRS-IASB
	At December 31,
Deposits from central banks and credit institutions-	2009	2008	2007
	(in thousands of euros)
Reciprocal accounts	948,049	509,282	562,619
Time deposits	78,325,126	82,559,946	71,227,723
Other demand accounts	3,340,932	2,527,834	2,466,369
Repurchase agreements	56,818,092	41,651,446	36,615,910
Central bank credit account drawdowns	2,658,925	2,626,262	2,008,927
Other financial liabilities associated with transferred financial assets	—	—	—
Hybrid financial liabilities	463	2,600	15,760

Total	142,091,587	129,877,370	112,897,308
Customer deposits-
Demand deposits-
Current accounts	135,895,002	94,773,159	87,136,743
Savings accounts	127,940,647	115,673,794	90,727,525
Other demand deposits	3,570,326	3,035,757	3,593,720
Time deposits-
Fixed-term deposits	192,244,789	143,130,514	92,375,364
Home-purchase savings accounts	315,867	295,458	296,768
Discount deposits	448,432	11,625,840	9,933,139
Funds received under financial asset transfers	2	2	0
Hybrid financial liabilities	5,447,496	8,159,893	8,494,773
Other financial liabilities associated with transferred financial assets	—	—	—
Other time deposits	212,111	290,053	113,562
Notice deposits	2,208,116	1,764,954	283,301
Repurchase agreements	38,693,449	41,480,026	62,451,624

Total	506,976,237	420,229,450	355,406,519

Total deposits	649,067,824	550,106,820	468,303,827

Deposits (from central banks and credit institutions and customers) by location of office

	IFRS-IASB
	At December 31,
Deposits from central banks and credit institutions-	2009	2008	2007
	(in thousands of euros)
Due to credit institutions
Offices in Spain	68,500,717	61,175,697	66,139,163
Offices outside Spain:
Other EU countries	56,157,152	55,594,532	31,782,431
United States	1,002,056	722,833	421,513
Other OECD countries (1)	38,669	38,067	44,136
Central and South America (1)	16,371,115	12,291,897	14,502,083
Other	21,878	54,344	7,982
Total offices outside Spain	73,590,870	68,701,673	46,758,145

Total	142,091,587	129,877,370	112,897,308

Customer deposits
Offices in Spain	170,760,231	142,376,596	131,833,844
Offices outside Spain:
Other EU countries	199,169,106	170,778,310	134,505,644
United States	37,851,345	8,440,893	17,881,211
Other OECD countries (1)	1,101,108	470,721	189,548
Central and South America (1)	96,804,592	96,103,045	69,360,898
Other	1,289,855	2,059,885	1,635,374
Total offices outside Spain	336,216,006	277,852,854	223,572,675

Total	506,976,237	420,229,450	355,406,519

Total deposits	649,067,824	550,106,820	468,303,827

(1)	In this schedule Mexico is classified under “Central and South America”
The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of $100,000 or more for the year ended December 31, 2009. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	December 31, 2009
	Domestic	International	Total
	(in thousands of euros)

Under 3 months	14,481,824	27,067,550	41,549,374
3 to 6 months	3,604,073	10,665,456	14,269,529
6 to 12 months	4,347,421	17,860,482	22,207,903
Over 12 months	4,081,087	26,264,353	30,345,440

Total	26,514,405	81,857,841	108,372,246

The aggregate amount of deposits held by non-resident depositors (banks and customers) in our domestic branch network was €48.7 million, €52.8 million and €87.1 million, at December 31, 2007, 2008 and 2009, respectively.
Short-Term Borrowings

	IFRS-IASB
	At December 31,
	2009		2008		2007
		Average		Average		Average
Short-Term Borrowings	Amount	Rate	Amount	Rate	Amount	Rate
	(in thousands of euros, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury notes and bills):
At December 31	95,511,541	1.85%	83,531,515	4.12%	99,067,534	3.66%
Average during year	90,542,348	2.24%	84,194,507	3.78%	90,977,794	3.86%
Maximum month-end balance	101,311,947		99,067,534		99,067,534
Other short-term borrowings:
At December 31	28,678,183	3.75%	41,759,661	4.89%	32,706,892	7.29%
Average during year	34,032,816	2.65%	45,106,644	5.13%	27,071,238	5.42%
Maximum month-end balance	41,759,661		49,522,970		44,052,354

Total short-term borrowings at year-end	124,189,724	2.29%	125,291,176	4.37%	131,774,426	4.56%
Competition
We face strong competition in all of our principal areas of operation from other banks, savings banks, credit co-operatives, brokerage services, on-line banks, insurance companies and other financial services firms.
Banks
Two Spanish banking groups dominate the retail banking sector in Spain. These two groups are headed by Banco Bilbao Vizcaya Argentaria, S.A. and Santander.
At the end of December 2009, these two Spanish banking groups accounted for approximately 60.1% of loans and 63.9% of deposits of all Spanish banks, which in turn represented 28.8% of loans and 28.7% of deposits of the financial system, according to figures published by the Spanish Banking Association (AEB) and the Confederación Española de Cajas de Ahorro (“CECA”). These banking groups also hold significant investments in Spanish industry.
Foreign banks also have a presence in the Spanish banking system as a result of liberalization measures adopted by the Bank of Spain in 1978. At December 31, 2009, there were 88 foreign banks (of which 80 were from European Union countries) with branches in Spain. In addition, there were 18 Spanish subsidiary banks of foreign banks (of which 15 were from European Union countries).
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
Competition for corporate and institutional customers in the UK is from UK banks and from large foreign financial institutions who are also active and offer combined investment and commercial banking capabilities. Santander UK’s main competitors are established UK banks, building societies and insurance companies and other financial services providers (such as supermarket chains and large retailers).
In the UK credit card market large retailers and specialist card issuers, including major US operators, are active in addition to the UK banks. In addition to physical distribution channels, providers compete through direct marketing activity and the internet.
In the United States, Sovereign competes in the Northeastern, New England and New York retail and mid-corporate banking markets with local and regional banks and other financial institutions. Sovereign also competes in the US in large corporate lending and specialized finance markets, and in fixed-income trading and sales. Competition is principally with the large US commercial and investment banks and international banks active in the US.
Savings Banks
Spanish savings banks (“Cajas de Ahorros”) are mutual organizations which engage in the same activities as banks, but primarily take deposits and make loans, principally to individual customers and small to medium-sized companies. The Spanish savings banks provide strong competition for the demand and savings deposits which form an important part of our deposit base. Spanish savings banks, which traditionally were regional institutions, are permitted to open branches and offices throughout Spain. In the last few years, mergers among savings banks increased. The Spanish savings banks’ share of domestic deposits and loans were 60.8% and 53.0%, at December 31, 2009.
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
The European System of Central Banks is made up of three decision-making bodies:
• the Governing Council, comprised of the members of the Executive Board of the European Central Bank and the governors of the national central banks of the 16 Member States which have adopted the euro;
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
The Spanish capital adequacy requirements applicable until June 30, 2008 distinguished between “basic” and “complementary” capital and require certain ratios of basic and total capital to risk-weighted assets. Basic capital generally includes ordinary shares, non-cumulative preferred securities and most reserves, less interim dividends, goodwill and intangible assets, treasury stock and financing for the acquisition (by persons other than the issuer’s employees) of the issuer’s shares. Complementary capital generally includes cumulative preferred securities, revaluation and similar reserves, dated and perpetual subordinated debt, general credit allowances and capital gains. The Bank’s total capital was reduced by certain deductions that need to be made with respect to its investments in other financial institutions.
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
The Group has been using, from the outset, advanced internal models to calculate the capital requirements for credit risk of the units with the largest credit risk exposure (the Parent Bank and Banesto in Spain, Santander UK and Alliance & Leicester in the United Kingdom), and plans to extend these models to its other main units in the next few years (Santander Totta in Portugal already implemented these models in 2009). The use of advanced internal models is subject to stringent internal validation and supervisory approval requirements. Internal validation and supervisory review and approval of the models are not confined to the quantitative model, but also encompass qualitative requirements relating to the technological environment and the integration of the models into management. In the case of the Group, this has entailed review and approval by the Bank of Spain, the FSA and the Bank of Portugal of several credit risk models applicable to the various business segments. In June 2008, Bank of Spain authorized the use of internal models to determine the regulatory capital requirements of the above mentioned Group’s main units beginning as of June 30, 2008, except for Santander Totta which was authorized in June 2009.
The new regulatory standards positively affect the Group’s capital ratios, as the use of internal models reduces the risk weighted exposure and, consequently, the Group’s capital needs are lower. This improvement is partly offset by the higher penalization from including operational risk and, second, by the limitation of the inclusion of general provisions among second tier funds to 60%.
At December 31, 2009, our eligible capital exceeded the minimum required by the Bank of Spain by over €25 billion. Our Spanish subsidiary banks were, at December 31, 2009, each in compliance with these capital adequacy requirements, and all our foreign subsidiary banks were in compliance with their local regulations.
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
Employee Pension Plans
At December 31, 2009, our pension plans were all funded according to the criteria disclosed in Note 25 to our consolidated financial statements.

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
Compliance with such requirements notwithstanding, the Bank of Spain is empowered to advise a bank against the payment of dividends on solvency and soundness grounds. If such advice is not followed, the Bank of Spain may require that notice of such advice be included in the bank’s annual report registered before the Mercantile Register. In no event may dividends be paid from certain legal reserves.
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
As of December 31, 2009, the Bank and its domestic bank subsidiaries were members of the FGD and thus were obligated to make annual contributions to it.
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
Law 3/2009, of April 3, on structural modifications of commercial companies (Ley sobre modificaciones estructurales de las sociedades mercantiles), entails a profound reform of our legal system in various areas of corporate Law:
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
Law 5/2009, of June 29, amending Securities Market Law 24/1988, of July 28, Law 26/1988 of July 26 on Discipline and Control of the Credit Institutions, and the Revised Private Insurance Regulation and Supervision Law, approved by Legislative Royal Decree 6/2004, of October 29, for the reform of the Regime on Significant Holdings in Investment Firms, Credit Institutions and Insurance Companies, which implements Directive 2007/44/EC of the European Parliament and of the Council, sets up the criteria and procedures used to assess the suitability of potential acquirers of qualifying holdings of credit institutions, investment firms and insurance companies.
Final provisions of the Law 5/2009 amend a wide and important range of Spanish laws which includes among others Law 35/2003 of November 4, on Collective Investment Schemes, Law 19/1992, of July 7, on the regime governing real estate investment companies and funds, mortgage securitization funds and the Spanish Corporations Law granting shareholders of listed companies, through a vote at the Annual Shareholder’s Meeting, the option of delegating to the Board of Directors the power of excluding the right of preemptive subscription in relation to convertible debenture issuances.
Law 11/2009 of October 26, regulating listed corporations investing in real estate (the so-called SOCIMIs), encourages investment in Spanish real estate during the economic recession by providing for specific tax advantages to companies meeting specific corporate, regulatory and tax requisites. Law 11/2009 also regulates income deriving from loans between related parties and clarifies the regime applicable for the offsetting of losses generated by companies within the same group at the level of the tax group when there are more than two levels of subsidiaries.

Law 16/2009, of November 13, on Payment Services, which transposes into Spanish law Directive 2007/64/EC of the European Parliament and of the Council of 13 November 2007, regulates the manner in which payment services are rendered in Spain, entities authorized to provide the aforementioned services, and the duties of users and providers of these services, focusing on the following areas:
(i) Definition of the payment services, within a both positive and negative scope, and the restricted entities authorized to render such services;
(ii) Regulation of Payment Institutions, which shall be subject to the supervision of the Bank of Spain;
(iii) Transparency and information requirements of the payment services providers; and
(iv) Rights and obligations in relation to the provision and use of the payment services of both the payments services providers and the payment services users.
Law 16/2009 also regulates the penalties to which the Payment Institutions shall be subject, which also can be extended to those legal or individuals who have a significant holding in these entities, as well as transitional provisions regarding certain contracts entered into by credit institutions and their customers and those contracts entered into by currency exchange institutions and their clients, both for the rendering of payment services.
Law 26/2009 of December 23 on the 2010 General State Budgets, which was published in the State’s Official Newsletter on December 24, 2009, introduces in a series of measures dealing with main aspects of the tax systems. The most significant of these are:
a) Individual Income Tax rates applicable to “savings income” (dividends, interest, net worth gains) are increased to 19% or 21%;
b) Corporate Income Tax rates of withholding and on account payment of Corporate Tax is increased to 19%, and for small- and medium-sized businesses that create or maintain employment, two levels of reduced rates (20% or25%) have been established;
c) starting on July 1, 2010, general and reduced rates of Value Added Tax (VAT) are respectively increased from 16% and 7% to 18% and 8%; and
d) with respect to the Non-Resident Income Tax, the rate applicable to savings income is currently 19%.
* * * * * *
In an attempt to deal with the international financial crisis, due to the exceptional circumstances notably beginning in the second half of 2008, the following laws were approved in Spain:
• Royal Decree 1642/2008, of December 10, increased consumer deposit and investment guarantees up to €100,000 for each depositor or investor and Spanish entity.
• Royal Decree-Law 6/2008, of October 10, creates the Spanish Financial Asset Acquisition Fund, and Order EHA/3118/2008, dated October 31, enacts this Royal Decree. The purpose of the fund, which is managed by Spain’s Ministry of Economy and Finance and has an initial endowment of €30 billion that can be increased to €50 billion, is to acquire, with public financing and based on market criteria via auctions, financial instruments issued by credit institutions and securitization funds (which are backed by loans granted to individuals, companies and non-financial entities) as a measure to increase liquidity.

• Royal Decree-Law 7/2008, of October 13, on Emergency Economic Measures in connection with the Concerted Euro Area Action Plan (“RD 7/2008”), and Order EHA/3364/2008, dated November 21, as amended by Order EHA/3748/2008 of December 23, enacting article 1 of the aforementioned Royal Decree, include the following measures:
• Article 1 of RD 7/2008, authorizes the granting of state guarantees for certain new financing transactions carried out by credit entities resident in Spain up to a maximum amount of €100 billion. The purpose of Order EHA/3364/2008, as amended by Order EHA/3748/2008 is to implement the provisions of RD 7/2008 and to specify certain essential aspects of the system for granting guarantees to credit entities, such as: (i) the characteristics of the guarantees to be granted; (ii) the requirements that the beneficiary entities and the transactions must fulfill; and (iii) the process to be followed in order to grant the guarantees. Debt issued under this state guarantee must form part of individual operations or issuance programs; not be subordinated or secured by any other class of guarantee; be traded on official Spanish secondary markets; mature within three months and three years (although this maturity can be extended to five years subject to prior notification to the Bank of Spain); be fixed or floating rate (subject to special conditions for floating-rate debt); be repaid in a single installment at maturity; not have any options or other derivatives attached to it; and, not be less than €10 million per issue. The deadline for issuing debt eligible for state guarantees is December 31, 2009 and the total amount of guarantees is €100 billion.
• Authorization, on an exceptional basis, until December 31, 2009, for the Spanish Ministry of Economy and Finance to acquire regulatory capital (including preferred securities and quotas) issued by credit entities resident in Spain that need to reinforce their capital and request such action. These acquisitions will require a report from the Bank of Spain.
• Royal Decree-law 3/2009, of March 27, on urgent measures for tax, financial and insolvency matters, amends the Spanish Insolvency Law (in force since 2004), and aims: (i) to facilitate restructuring outside insolvency proceedings for companies undergoing financial difficulties; (ii) to expedite insolvency proceedings for companies which either decide or are bound to restructure in an insolvency situation; and (iii) to settle certain discrepancies concerning credit subordinations. Additionally, it authorizes the Consorcio de Compensación de Seguros to participate in the reassurance of credit insurance transactions.
• Royal Decree-Law 9/2009, of June 26, on bank restructuring and credit institutions equity reinforcement, which also aims at maintaining confidence in the financial system and enhancing its strength and solvency so that the surviving institutions are sound and able to provide credit normally, proposes a bank restructuring model based on the three Credit Institution Deposit Guarantee Funds and the use of the “Fund for the Orderly Bank Restructuring”, which has three different stages: (i) the search of a private solution by the credit institution itself; (ii) the adoption of measures aimed at dealing with any weakness that affect the viability of credit institutions, with the participation of the Credit Institution Deposit Guarantee Funds and (iii) restructuring processes with the intervention of the Fund for Orderly Bank Restructuring.
This recapitalization scheme for credit institutions has been approved by the European Commission until 30 June 2010, concluding the scheme is compatible with article 107.3.b of the Treaty on the Functioning of the European Union (TFEU). A possible prolongation of the model beyond 30 June 2010 must be notified to the Commission together with a report on the functioning of the scheme.
United Kingdom Regulation
FSA
Both Santander UK and our London branch are regulated by the Financial Services Authority (“FSA”). The FSA is the single statutory regulator responsible for regulating deposit taking, mortgages, insurance and investment business pursuant to the Financial Services and Markets Act 2000 (“FSMA”). It is a criminal offense for any person to carry on any of the activities regulated under this Act in the United Kingdom by way of business unless that person is authorized by the FSA or falls under an exemption.
The FSA has authorized Santander UK, as well as some of its subsidiaries, to carry on certain regulated activities. The regulated activities they are authorized to engage in depend upon permissions granted by the FSA. The main permitted activities of Santander UK and its authorized subsidiaries are described below.
Mortgages
Lending secured on land, at least 40% of which is used as a dwelling by an individual borrower or relative, has been regulated by the FSA since October 31, 2004. Santander UK is authorized to enter into, advise and arrange regulated mortgage contracts.

Banking
Deposit taking is a regulated activity that requires a firm to be authorized and supervised by the FSA. Santander UK has permission to carry on deposit taking as do several of its subsidiaries, including Alliance & Leicester plc, Abbey National Treasury Services plc and Cater Allen Limited.
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
Santander UK is authorized by the FSA to sell both Long-term Assurance and General Insurance, and receives commissions for the policies arranged.
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
Santander UK and a number of its subsidiaries have permission to engage in a wide range of wholesale and retail investment businesses including selling investment-backed life assurance and pension products, unit trust products and individual savings accounts (tax exempt saving products) and providing certain retail equity products and services.
United States Supervision and Regulation
Our operations are subject to extensive federal and state banking and securities regulation and supervision in the United States. We engage in U.S. banking activities directly through our New York branch and indirectly through Banesto’s branch in New York, Santander UK’s branch in Connecticut, our subsidiary Edge Act corporation, Banco Santander International, in Miami, Banco Santander Puerto Rico (“Santander Puerto Rico”) in Puerto Rico and Sovereign Bank, a federally-chartered savings bank that is headquartered in Pennsylvania and has branches in various states.
Regulatory Authorities
We are a bank holding company under the U.S. Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”), by virtue of our ownership of Santander Puerto Rico. As a result, we and our U.S. operations are subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”).
Santander Puerto Rico is a Puerto Rico-chartered bank, and its deposits are insured by the Federal Deposit Insurance Corporation (the “FDIC”). As such, Santander Puerto Rico is subject to regulation, supervision and examination by the Puerto Rico Bureau of Financial Institutions and the FDIC. Sovereign Bank is a federally-chartered savings bank, the deposits of which are also insured by the FDIC. Sovereign Bank is subject to regulation, supervision and examination by the Office of Thrift Supervision and the FDIC. Our New York branch is supervised by the Federal Reserve Board and the New York State Banking Department, but its deposits are not insured (or eligible to be insured) by the FDIC. Banesto’s branch in New York is supervised by the Federal Reserve Board and the New York State Banking Department. Santander UK’s branch in Connecticut is supervised by the Federal Reserve Board and the Connecticut Department of Banking. Banco Santander International is supervised by the Federal Reserve Board.

Restrictions on Activities
As described below, federal and state banking laws and regulations restrict our ability to engage, directly or indirectly through subsidiaries, in activities in the United States.
We are required to obtain the prior approval of the Federal Reserve Board before directly or indirectly acquiring the ownership or control of more than 5% of any class of voting shares of U.S. banks, certain other depository institutions, and bank or depository institution holding companies. Under the Bank Holding Company Act Federal Reserve Board regulations and the Home Owner’s Loan Act, our U.S. banking operations (including our New York branch and Santander Puerto Rico) are also restricted from engaging in certain “tying” arrangements involving products and services.
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
C. Organizational structure
Banco Santander, S.A. is the parent company of the Group which was comprised at December 31, 2009 of 848 companies that consolidate by the global integration method. In addition, there are 142 companies that are accounted for by the equity method.
See Exhibits I, II and III to our consolidated financial statements included in this Form 20-F for details of our consolidated and non-consolidated companies.
D. Property, plant and equipment
During 2009, the Bank and its banking subsidiaries either leased or owned premises in Spain and abroad, which at December 31, 2009 included 4,865 branch offices in Spain and 8,795 abroad. These figures include traditional branches and banking services points but do not include electronic service points. See Item 4 of Part I, “Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations and Recent events” and Note 16 to our consolidated financial statements.
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
The calculation establishes that the charge for inherent losses to be made in each period will be equal to: (i) the sum of multiplying the value, positive or negative, of the variation in the period of the balance of each class of risk by the constant α corresponding to that class, plus (ii) the sum of multiplying the total amount of the operations included in each class at the end of the period by the relevant β, minus (iii) the amount of the net charge for the specific allowance made in the period.
The parameters α and β as determined by the Bank of Spain’s guidance take into account historic inherent losses and adjustments to reflect the current economic circumstances.

The allowances for impaired balances recorded by Grupo Santander as at December 31, 2009, using the methodology outlined above, was €18,497 million.
Additionally, with the objective of ensuring that the provisions resulting from the application of the criteria required by the Bank of Spain are reasonable, the Group estimates the allowances for credit losses using models based on its own credit loss experience and management’s estimate of future credit losses. The Group has developed internal risk models, based on historical information available for each country and type of risk (homogenous portfolios); a full description of our credit risk management system is included in Item 11. Quantitative and Qualitative Disclosures about Market Risk Part 4. Credit Risk. These models produce a result that substantially the same as the level of provisions at which we arrive using the model established by the Bank of Spain, as explained below. These internal models may be applied in future periods, and although approved for regulatory capital calculations, they are currently subject to local regulatory approval by the Bank of Spain for purposes of loan loss provisions. In order for each internal model to be considered valid by the local regulator for use, the calculation should be methodologically correct, and be supported by historical information which covers at least one complete economic cycle and is stored in databases which are consistent with information that has been audited by both the group internal auditing function and external auditors.
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
In 2009, the recovery in the securities markets and the positive effect that decreases in interest rates had on debt securities, resulted in a positive valuation adjustment in “Available-for-sale financial assets”. Additionally, impairment of goodwill and other intangible assets was €32 million.
As of December 31, 2009, none of our cash-generating units with significant goodwill is at risk of impairment.
In 2008, our impairment reviews resulted in impairment charges of €2,042 million related to the write-down of the ownership interests in Fortis and The Royal Bank of Scotland and €984 million related to goodwill and other intangible assets, mainly, due to the write-down of the intangible assets arising from the acquisition of Abbey in 2004.
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
As a result of the first consolidation of the acquired subsidiaries Santander UK (2004), Santander Consumer USA (2006), Banco Real (2008), Sovereign (2009) and Santander Cards UK (2009), a significant amount of goodwill was recorded (see Note 17 to our consolidated financial statements). Management made this determination, based in part upon independent appraisals of intangible assets, which is initially estimated and subsequently revised within the one year time period allowed by IFRS-IASB.
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
2009 Overview
We believe that the following factors had a significant impact on our results of operations and financial condition as of and for the year ended December 31, 2009.
The global economy suffered its worst recession in recent history in 2009. Global GDP shrank 2.4% compared to growth of 2.2% in 2008. The recession, which hit developed economies particularly hard, was especially intense during the first months of the year. The various monetary, fiscal and financial recovery measures began to take effect in the second half of the year, and most countries registered positive growth in the fourth quarter. Of note was the strong recovery of emerging economies, most notably China, which was reflected in the recovery in trade and higher prices of commodities. The global economy ended 2009 in an upturn, although it is still fragile and of moderate intensity.
The US economy declined 2.4% in 2009, but ended the year with positive growth, thanks to firm fiscal, monetary and financial measures and the easing of the real estate slump. Negative inflation for most of the year enabled the Federal Reserve to hold its key rate at 0-0.25%, while the budget deficit was more than 10% largely because of the fiscal stimulus.
Latin America withstood the international economic and financial crisis well. Unlike previous recessions, the region’s greater strength enabled anti-cyclical policies to be applied, banking crises to be avoided and maintained relatively stable interest rates. The economic downturn was not as intense as in developed countries and growth was positive at the end of the year.
Brazil was the best example. The reforms undertaken in the last few years made the economy more resilient, thereby increasing its international credibility and providing leeway to apply expansive policies (for example, increasing lending via state banks and setting interest rates at historic lows of 8.75%). GDP growth for the whole year was flat, following a fourth quarter with growth of around 5% year-on-year, and inflation was 4.5%, within the central bank’s target range. The real remained strong and ended the year at $1=BRL 1.74, in line with the periods of greatest strength in 2007 and 2008.
The Chilean economy shrank 1.5%, a moderate decline given its high degree of openness to the international economy, thanks to large cuts in official interest rates to 0.5%. Negative inflation enabled the central bank to maintain its very expansive monetary policy. The Chilean peso, after several months of instability, recovered to $1=CLP 507, stronger even than in 2007.
Mexico was the hardest hit (GDP: -6.5%), largely because of its strong links with the neighboring US economy and with the most affected sectors. At the end of the year, the improvement in the US economy and the decline in official Mexican interest rates to 4.5% (inflation above 5% for several quarters prevented deeper cuts) laid the foundations for a moderate recovery. The Mexican peso depreciated against the dollar to approximately $1=MXN 13.1.

The euro zone’s GDP declined 4.0%, with a profile similar to that of the US but more adverse: a larger reduction in the first quarter and less intense recovery. The measures implemented by governments and the European Central Bank, including lowering the repo rate to 1% in the second quarter, helped the economy grow in the third and fourth quarters. Contained inflation (negative rates after the summer) facilitated the expansive monetary policy, while the euro remained strong throughout the year (€1=$1.44).
Germany, the strongest economy of the euro zone, shrank 5% as a result of the worsening of the global economy and its impact on exports and investment. The progressive recovery combined with fiscal stimulus programs and the relative stability of the labor market, which underpinned consumption, pushed the German economy out of recession in the last quarter of 2009.
The Spanish economy declined 3.6%, slightly less than the euro zone due to a less intense recession at the onset. The recovery underway in the rest of the world also began to be felt in Spain. The pace of decline in the economy slowed in the second half and quarter-on-quarter growth moved close to positive rates. However, the slump in the property sector continued to damage the recovery, which will be slower than in the euro zone as a whole.
The UK economy, with a growth profile similar to that of the euro zone, contracted 4.7%, due to the weakness of its financial system and the high level of household indebtedness. Unlike the rest of Europe, inflation remained at more than 2% for most of the year, mainly due to the weakness of sterling (€1=£0.90 compared to €1=£0.65 at the start of the crisis). The fall in the UK base rate to 0.5% at the beginning of 2009 and the fiscal and financial recovery measures enabled quarter-on-quarter growth to be positive in the fourth quarter.
Results of Operations for Santander
Summary
Profit attributable to the Parent as reported in our consolidated financial statements for the year ended December 31, 2009 was €8,942.5 million, a 0.7% or €66.1 million increase from €8,876.4 million in 2008, which was a 2.0% or €183.8 million decrease from €9,060.3 million in 2007. The 2009 growth was mainly due to an increase in interest income/ (charges) partially offset by increases in administrative expenses and impairment losses. Additionally, there is a positive effect in most line items of the income statement from the increased scope of consolidation as a result of the businesses acquired in the UK (Alliance & Leicester and Bradford & Bingley), Santander Consumer Finance, the consolidation of Sovereign by global integration (as of February 2009) and the consolidation of Banco Real by global integration for the whole of 2009 (as compared to 3 months in 2008). These effects were partially offset by the impact of exchange rate fluctuations.
Interest Income / (Charges)
Interest income was €26,298.5 million in 2009, a 49.9% or €8,760.1 million increase from €17,538.5 million in 2008, which was a 21.4% or €3,095.7 million increase from €14,442.8 million in 2007.
2009 compared to 2008
The €8,760.1 million increase in interest income in 2009 was due to an improvement of customer spreads (which rose by €2,724.4 million) together with a increase of €6,035.6 million in business volumes. International net interest income grew by €6,853.6 million while domestic net interest income grew by €1,906.5 million. Spreads on loans were notably better (for the whole Group they increased from 265 basis points to 329 basis points), although they began to ease in the second quarter, while spreads on deposits were negatively affected by lower interest rates. Volumes benefited from the acquisitions, basically Sovereign, Alliance & Leicester and specialized consumer credit companies. On the other hand, exchange rate movements reduced growth by 4 percentage points.
Average total earning assets were €1,003,956.4 million for the year ended December 31, 2009, a 17.1% or €146,849.9 million increase from €857,106.5 million for the same period in 2008. This was due to an increase of €20,589.0 million in the average balances of our domestic total earning assets (mainly due to an increase of €15,198.2 million in the average balances of debt securities and an increase of €6,075.9 million in the average balances due from credit entities partially offset by a decrease of €4,360.4 million in the average balances of our domestic loan and credit portfolio) and an increase of €126,260.9 million in the average balance of our international total earning assets (mainly due to an increase of €95,918.6 million in the average balances of our international loan and credit portfolio, an increase of €18,722.2 million in the average balances of other interest earning assets (mainly derivatives) and an increase of €19,130.4 million in the average balances of our debt securities portfolio).

The Group’s net lending amounted to €682,551 million, 9% higher than in 2008. Excluding the perimeter effects and in local currencies, there was a decrease in net lending of 2%. Lending to the public sector increased 28% and loans to other resident sectors dropped 4%, in line with the deceleration in the market. Secured loans, the main component, increased by 1%, while the commercial portfolio dropped 25%, as a result of shorter maturities and more direct impact from reduced business activity. Other loans declined 7%. Loans to the non-resident sector rose 17%, affected by perimeter changes and exchange rates.
Continental Europe’s balance of total lending decreased 1%. In Spain, the combined lending of the Santander Branch Network and Banesto dropped 4%, following the pattern in the resident sector.
Santander Consumer Finance increased its lending 6%, because of the integration of the assets acquired from Royal Bank of Scotland and GE, while lending in Portugal was 1% lower due to the 8% decrease in loans to companies as credit to individuals and SMEs grew 2% and 9%, respectively.
In the United Kingdom, lending grew 5% on a local currency basis. Mortgage loans rose 5%, lifting their share of new gross lending to 19% (+5 percentage points in 2009), credit to companies increased 3% and personal loans, with a small relative share in total lending, dropped 24%, in line with the Group’s strategy.
Lending in Latin America declined 8%, excluding the impact of exchange rates and the sale of Banco de Venezuela. Of note was the decline of 5% in Brazil (driven primarily by corporate lending), while lending in Chile and Mexico decreased 6% and 11%, respectively, the latter negatively affected by the reduction in the credit card business.
Sovereign recorded total loans of €34,605 million, with a downward trend in the balances of non-strategic segments and already showing in the fourth quarter the first increases in attractive segments (multifamily and residential mortgages).
At the end of 2009, Continental Europe accounted for 47% of total lending (35% Spain), the UK 33%, Latin America 15% (8% Brazil) and Sovereign 5%. The respective figures a year earlier were 52% for Continental Europe, 33% for the UK and 15% for Latin America.
Our overall net yield spread increased from 1.91% in 2008 to 2.54% in 2009. Domestic net yield spread increased from 1.29% in 2008 to 1.45% in 2009. International net yield spreads increased from 2.23% in 2008 to 3.05% in 2009. In general, spreads improved during the period in most areas due to the focus on profitability rather than volume.
2008 compared to 2007
The €3,095.7 million increase in interest income in 2008 was due to an improvement of customer spreads (which rose by €3,697.4 million) partially offset by a reduction of €601.7 million in business volumes, mainly in Spain. International net interest income grew more significantly than domestic net interest income. Of note was the growth of the Santander Branch Network, Santander Consumer Finance, United Kingdom and the businesses in Brazil and Chile. This was due to moderate growth in business volumes in most units (except Spain), which was higher in Latin America, as well as better customer spreads in the main units. Net interest income benefited from the consolidation of Banco Real in the fourth quarter.
Average total earning assets were €857,106.5 million for the year ended December 31, 2008, a 6.8% or €54,887.8 million increase from €802,218.7 million for the same period in 2007. This was due to an increase of €27,027.6 million in the average balances of our domestic total earning assets (mainly due to an increase of €19,480.8 million in the average balances of our domestic loans and credits portfolio partially offset by a decrease of €6,152.6 million in the average balances of other interest earning assets (mainly derivatives)) and an increase of €27,860.2 million in the average balance of our international total earning assets (mainly due to an increase of €10,685.4 million in the average balances of our international loan and credit portfolio and an increase of €23,032.1 million in the average balances of other interest earning assets (mainly derivatives), partially offset by a decrease of €18,234.3 million in the average balances of our debt securities portfolio).

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
Santander UK’s balances, excluding repos, were 13% lower in euros, hit by sterling’s slide of 23%. In sterling, mortgages rose 10% and personal loans, with a small relative share in total lending in line with the Group’s strategy, dropped 17%. Including Alliance & Leicester, lending in the UK in sterling at the end of 2008 was 43% higher than a year earlier.
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
Our overall net yield spread increased from 1.70% in 2007 to 1.91% in 2008. Domestic net yield spread increased from 1.18% in 2007 to 1.29% in 2008. International net yield spreads increased from 1.98% in 2007 to 2.23% in 2008. In general, spreads improved during the period in most areas due to the focus on profitability rather than volume.
Income from Equity Instruments
Income from equity instruments was €436.5 million in 2009, a 21.0% or €116.3 million decrease from €552.8 million in 2008, which was a 31.6% or €132.8 million increase from €420.0 million in 2007.
While in 2008 income from equity instruments increased as compared to 2007 due to an increase of dividends from available for sale financial assets, in particular from RBS and Fortis, in 2009 we did not obtain dividends from these companies.
Income from Companies Accounted for by the Equity Method
Income from companies accounted for by the equity method decreased €792.3 million during 2009, to €-0.5 million as a result of the full consolidation or disposition of its primary contributors. During 2008 these entities contributed €791.8 million to our net income, which was an increase of 80.7% or €353.7 million from the €438.0 million earned in 2007.

The entities providing the largest portions of the contributions in 2009 and 2008 include the following:

	Contributions to Net Income (1)
Investment	December 31, 2009	December 31, 2008
	(in thousands of euros)
Grupo Real (2)	15,341	711,146
CEPSA (3)	—	130,932
Sovereign (4)	(15,691)	(110,251)
Attijariwafa Bank Société Anonyme (5)	—	27,560

(1)	Contributions to income from companies accounted for by the equity method include dividends.

(2)
Banco Real was fully consolidated in the Group’s consolidated financial statements in the fourth quarter of 2008. Until then, Banco Real had been accounted for using the equity method through ownership interest. The amount of €15,341 thousand corresponds to 3 companies that were still accounted for by the equity method during 2009.

(3)	CEPSA was classified on December 31, 2008 as a “non-current asset held for sale” and was finally sold during 2009.

(4)
Sovereign’s contribution to net income was accounted for by the equity method until February 2009 when it was fully consolidated. The losses disclosed above for 2009 correspond only to January (prior to our full consolidation of Sovereign).

(5)	Reclassified to available-for-sale in the second half of 2008.
Fee and Commission Income
Fee and commission income was €9,080.1 million in 2009, representing 9.8% growth compared to €8,266.3 million in 2008. During 2008, fee and commission income increased by 5.1% over the €7,868.5 million obtained in 2007.
2009 compared to 2008
Fee and commission income for 2009 and 2008 was as follows:

			Amount	%
	2009	2008	Change	Change
	(in thousands of euros, except percentages)
Mutual and pension funds	1,177,934	1,542,470	(364,536)	(23.63)
Insurance	1,861,169	1,755,336	105,833	6.03
Securities services	774,296	704,525	69,771	9.90
Commissions for services	5,266,735	4,263,964	1,002,771	23.52
Credit and debit cards	1,033,383	856,642	176,741	20.63
Account management	858,696	570,446	288,250	50.53
Bill discounting	318,750	300,042	18,708	6.24
Contingent liabilities	422,065	384,254	37,811	9.84
Other operations	2,633,841	2,152,580	481,261	22.36

Total fee and commission income	9,080,134	8,266,295	813,839	9.85
Fee and commission income rose 9.8% to €9,080.1 million in 2009 compared to 2008. The increase is explained by the full consolidation of Banco Real in 2009 while in 2008 this entity was accounted for by the equity method for all but three months. Eliminating this effect, fee income was flat mainly due to higher revenues from fee income from services, which were partially offset by lower revenues from mutual and pension funds.
Average balances of mutual funds under management in Spain decreased 26.3% from €49.5 billion in 2008 to €36.5 billion in 2009. This decrease was due to customer preference for time deposits and the deterioration in market conditions during 2009. Average balances of mutual funds abroad increased by 5.0% from €57.1 billion in 2008 to €60.0 billion in 2009, mainly due to increased activity in Brazil, Chile and the United Kingdom, partially offset by a decrease in Mexico, Switzerland and Portugal.

Average balances of pension funds in Spain decreased by 4.2% from €10.0 billion in 2008 to €9.6 billion in 2009. Since we sold our pension funds businesses in Latin America, our remaining business abroad is in Portugal. Average balances of pension funds in Portugal decreased 5.1% from €1.4 billion in 2008 to €1.3 billion in 2009.
2008 compared to 2007
Fee and commission income for 2008 and 2007 was as follows:

			Amount	%
	2008	2007	Change	Change
	(in thousands of euros, except percentages)
Mutual and pension funds	1,542,470	1,891,417	(348,947)	(18.45)
Insurance	1,755,336	1,414,796	340,540	24.07
Securities services	704,525	970,639	(266,114)	(27.42)
Commissions for services	4,263,964	3,591,653	672,311	18.72
Credit and debit cards	856,642	775,134	81,508	10.52
Account management	570,446	555,902	14,544	2.62
Bill discounting	300,042	222,835	77,207	34.65
Contingent liabilities	384,254	341,956	42,298	12.37
Other operations	2,152,580	1,695,826	456,754	26.93

Total fee and commission income	8,266,295	7,868,505	397,790	5.06
Fee and commission income rose 5.1% to €8,266.3 million in 2008 compared to 2007 due to the net difference between higher revenues from fee income from services and lower revenues from mutual and pension funds and from securities.
Fee and commission income in Latin America grew significantly while Continental Europe was in line with 2007 as it was more affected by the decrease in fee income from managed funds, the lower revenues in some wholesale banking businesses and the impact of regulatory changes in Portugal.
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
Gains (Losses) on Financial Assets and Liabilities (net)
Net gains on financial assets and liabilities in 2009 were €3,801.6 million, a 31.4% growth from €2,892.2 million in 2008. During 2008, net gains on financial assets and liabilities increased by 25.4% over the €2,306.4 million earned in 2007. Gains (losses) on financial assets and liabilities include gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including spot market foreign exchange transactions, sales of investment securities and liquidation of our corresponding hedge or other derivative positions. For further details, see Note 44 to our consolidated financial statements.
2009 compared to 2008
Net gains on financial assets and liabilities rose 31.4% to €3,801.6 million largely due to the improved performance of revenues from wholesale businesses, mostly originating in customer operations.

2008 compared to 2007
Net gains on financial assets and liabilities rose 25.4% to €2,892.2 million principally due to the gains of €741 million obtained from the sale of subordinated liabilities from ABN AMRO, which were partially offset by the €643 million losses from the fund created for Grupo Santander customers, who suffered losses due to the collapse of Lehman and the Bernard L. Madoff fraud.
Other operating income / expenses
Net other operating income in 2009 was €143.9 million with a 47.1% decrease from €271.8 million in 2008. During 2008, net other operating income decreased by 6.4% from the €290.6 million earned in 2007. Under this line item we include income and expenses from insurance activity, from non-financial services, other commissions and charges to the Fondo de Garantía de Depósitos.
In 2009, the increase in insurance activity and in income from non-financial services was offset by higher charges to the Fondo de Garantía de Depósitos that increased to €317.7 million from €179.0 million a year earlier.
In 2008, the 9.4% increase in insurance activity was offset by lower income from non-financial services and higher charges to the Fondo de Garantía de Depósitos.
Administrative Expenses
Administrative expenses were €14,824.6 million in 2009, a 27.1% or €3,158.7 million increase from €11,665.9 million in 2008, which was a 8.3% or €889.2 million increase from €10,776.7 million in 2007.
2009 compared to 2008
Administrative expenses for 2009 and 2008 were as follows:

			Amount	%
	2009	2008	Change	Change
	(in thousands of euros, except percentages)
Personnel expenses	8,450,283	6,813,351	1,636,932	24.03
Other general expenses	6,374,322	4,852,506	1,521,816	31.36
Building and premises	1,613,675	1,206,895	406,780	33.70
Other expenses	1,435,743	1,048,392	387,351	36.95
Information technology	785,504	504,196	281,308	55.79
Advertising	594,432	534,876	59,556	11.13
Communications	631,806	452,900	178,906	39.50
Technical reports	359,753	298,037	61,716	20.71
Per diems and travel expenses	262,097	257,079	5,018	1.95
Taxes (other than income tax)	312,994	279,250	33,744	12.08
Guard and cash courier services	331,220	235,207	96,013	40.82
Insurance premiums	47,098	35,674	11,424	32.02

Total administrative expenses	14,824,605	11,665,857	3,158,748	27.08
The 27.1% increase in administrative expenses in 2009 reflected a 24.0% increase in personnel expenses and a 31.4% increase in other general expenses.

The full consolidation of Banco Real for the whole of 2009 as compared to only three months in 2008 together with the consolidation of Sovereign and the acquisitions of Alliance & Leicester and Bradford & Bingley in UK and General Electric Money in Continental Europe, account for the vast majority of the increase. Excluding these acquisitions and the effects of exchange rate fluctuations, administrative expenses were flat or reflect very moderate changes consistent with the objective of expense control. Of note were Brazil and Mexico with reductions of 3.7% and 3.4%, respectively.
2008 compared to 2007
Administrative expenses for 2008 and 2007 were as follows:

			Amount	%
	2008	2007	Change	Change
	(in thousands of euros, except percentages)
Personnel expenses	6,813,351	6,434,343	379,008	5.89
Other general expenses	4,852,506	4,342,327	510,179	11.75
Building and premises	1,206,895	965,937	240,958	24.95
Other expenses	1,048,392	897,877	150,515	16.76
Information technology	504,196	468,273	35,923	7.67
Advertising	534,876	553,967	(19,091)	(3.45)
Communications	452,900	401,057	51,843	12.93
Technical reports	298,037	294,058	3,979	1.35
Per diems and travel expenses	257,079	271,842	(14,763)	(5.43)
Taxes (other than income tax)	279,250	265,542	13,708	5.16
Guard and cash courier services	235,207	188,717	46,490	24.63
Insurance premiums	35,674	35,057	617	1.76

Total administrative expenses	11,665,857	10,776,670	889,187	8.25
The 8.3% increase in administrative expenses in 2008 reflected a 5.9% increase in personnel expenses and a 11.7% increase in other general expenses.
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
Depreciation and Amortization
Depreciation and amortization was €1,596.4 million in 2009, a 28.8% or €356.9 million increase from €1,239.6 million in 2008, which was a 0.6% or €7.6 million decrease from €1,247.2 million in 2007. The full consolidation of Banco Real and Sovereign and the acquisitions of Alliance & Leicester and Bradford & Bingley account for the majority of this increase.
Provisions (net)
Net provisions were €1,792.1 million in 2009, a 9.2% or €151.6 million increase from €1,640.6 million in 2008, which was an 83.2% or €745.0 million increase from €895.6 million in 2007. This item includes additions charged to the income statement in relation to provisions for pensions and similar obligations, provisions for contingent liabilities and commitments and other provisions (mainly provisions for restructuring costs and tax and legal litigation). The 9.2% increase in 2009 is mainly due to an increase in tax and legal litigation provisions partially offset by a decrease in provisions for pensions. See Note 25 to our consolidated financial statements.

Impairment Losses (net)
Impairment losses (net) were €11,743.0 million in 2009, a 60.2% or €4,410.7 million increase from €7,332.3 million in 2008, which was a 47.3% or €2,353.9 million increase from €4,978.3 million in 2007.
Impairment losses are divided in the income statement as follows:

	2009	2008	2007
	(in thousands of euros)
Impairment losses on financial assets:	11,578,322	6,283,053	3,430,122
Loans and receivables	11,087,996	5,896,888	3,420,596
Other financial assets not measured at fair value through profit and loss	490,326	386,165	9,526
Impairment losses on other assets:	164,630	1,049,226	1,548,218
Goodwill and other intangible assets	31,249	983,929	1,162,872
Other assets	133,381	65,297	385,346

Total impairment losses (net)	11,742,952	7,332,279	4,978,340
2009 compared to 2008
The €5,191.1 million increase in net impairment losses for loans and receivables in 2009 compared to 2008 (which amounted to an increase of 88.0%) reflected a €5,341.5 million net increase in allowances (€11,928.6 million in 2009 compared to €6,587.1 million in 2008), a €215.9 million increase in recoveries of loans previously charged-off (€914.7 million in 2009 compared to €698.8 million in 2008) and a €65.5 million increase in impairment losses of other assets.
These sharp year-on-year increases reflect the impact of the consolidation of new units and the organic increase in most of the business units. The primary cause of the increase was the macroeconomic environment that deteriorated significantly. A secondary cause was the change of mix of the portfolio in previous years toward more profitable products but with a higher risk premium.
Our total allowances for credit losses (excluding country-risk) increased by €5,634.1 million to €18,497.1 million at December 31, 2009, from €12,863.0 million at December 31, 2008.
Non-performing balances (excluding country-risk) increased by €10,362.8 million to €24,553.6 million at December 31, 2009, compared to €14,190.8 million at December 31, 2008. Our coverage ratio was 75.3% at December 31, 2009, and 90.6% at December 31, 2008. See Item 4 of Part I, “Information on the Company—B. Business Overview—Selected Statistical Information—Impaired Balances Ratios”.
The €952.7 million decrease in impairment losses on other assets, goodwill and other intangible assets was due to the impairment of the brand and other intangible assets of Santander UK in 2008 that did not recur in 2009.
2008 compared to 2007
The €2,476.3 million increase in net impairment losses for loans and receivables in 2008 compared to 2007 (which amounted to an increase of 72.4%) reflected a €2,557.5 million net increase in allowances (€6,587.1 million in 2008 compared to €4,029.6 million in 2007), a €86.4 million increase in recoveries of loans previously charged-off (€698.8 million in 2008 compared to €612.4 million in 2007) and a €5.2 million increase in impairment losses of other assets.
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
Non-performing balances (excluding country-risk) increased by €8,012.2 million to €14,190.8 million at December 31, 2008, compared to €6,178.7 million at December 31, 2007. Our coverage ratio was 90.6% at December 31, 2008, and 150.5% at December 31, 2007. See Item 4 of Part I, “Information on the Company—B. Business Overview—Selected Statistical Information—Impaired Balances Ratios”.
Net gains / (losses) on other assets
Net gains on other assets were €339.6 million in 2009, a 81.5% or €1,492.5 million decrease from €1,832.1 million in 2008, which was a 25.3% or €621.4 million decrease from €2,453.5 million in 2007.
2009 compared to 2008

			Amount	%
	2009	2008	Change	Change
	(in thousands of euros, except percentages)
Gains / (losses) on disposal of assets not classified as non-current assets held for sale	1,565,013	101,156	1,463,857	1,447.1
Of which:
Disposal of investments (1)	1,527,734	49,967	1,477,767	2,957.5
Gains / (losses) on disposal of non-current assets held for sale not classified as discontinued operations	(1,225,407)	1,730,902	(2,956,309)	(170.8)
Of which:
Sale of Grupo Santander City	—	836,742	(836,742)	—
Antonveneta	—	3,045,647	(3,045,647)	—
Impairment and sale of RBS and Fortis	—	(2,042,695)	2,042,695	—
Sale of Attijariwafa Bank	218,223	—	218,223	—
Losses on impairment of tangible assets (2)	(1,350,592)	(70,027)	(1,280,565)	1,828.7

(1)
€1,498.9 million refer to the sale of shares in Santander Brasil as part of the initial public offering (see Item 4 “Information on the Company—A. History and Development of the Company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations—Initial Public Offering of Banco Santander (Brasil), S.A.”).

(2)	In 2009 includes impairment due to assets acquired for a gross amount of €814 million (€554 million net of taxes). For additional information, see note 50 to our consolidated financial statements.

2008 compared to 2007

			Amount	%
	2008	2007	Change	Change
	(in thousands of euros, except percentages)
Gains / (losses) on disposal of assets not classified as non-current assets held for sale	101,156	1,810,428	(1,709,272)	(94.4)
Of which:
Disposal of investments	49,967	16,388	33,579	204.9
Sale of real state assets	51,189	1,794,040	(1,742,851)	(97.1)
Gains / (losses) on disposal of non-current assets held for sale not classified as discontinued operations	1,730,902	643,050	1,087,852	169.2
Of which:
Sale of Grupo Santander City	836,742	—	836,742	—
Antonveneta	3,045,647	—	3,045,647	—
Intesa San Paolo	—	566,090	(566,090)	—
Impairment and sale of RBS and Fortis (*)	(2,042,695)	—	(2,042,695)	—

(*)	Write-down recognized in the income statement of ownership interests in RBS and Fortis. See note 50 to our consolidated financial statements.
Income Tax
The provision for corporate income tax was €1,206.6 million in 2009, a 34.3% or €629.4 million decrease from €1,836.1 million in 2008, which was a 20.9% or €486.1 million decrease from €2,322.1 million in 2007. The effective tax rate was 11.5% in 2009, 16.8% in 2008 and 20.7% in 2007. For information about factors affecting effective tax rates, see Note 27 to our consolidated financial statements.
Profit / (losses) from discontinued operations
Profit from discontinued operations were €30.9 million in 2009, a 90.3% or €288.3 million decrease from profits of €319.1 million in 2008. In 2008, profits from discontinued operations decreased 67.7% or €668.6 million from the €987.8 million earned in 2007.
The 2009 divestment relates to the sale of our subsidiary in Venezuela to the Bank of Economic and Social Development of Venezuela (see Item 4 of Part I, “Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations—Banco de Venezuela”).
During 2008, the Group did not discontinue any significant operation.
Profit attributable to minority interests
Profit attributable to minority interests was €469.5 million, a 3.0% or €13.5 million increase from €456.0 million in 2008, which was a 20.8% or €119.9 million decrease from €575.9 million in 2007. For further details, see Note 28 to our consolidated financial statements.
2009 compared to 2008
The €13.5 million increase in profit attributable to minority shareholders in 2009 was principally due to the increase in net income of Grupo Santander Brazil partially offset by a decrease of Grupo Financiero Santander, S.A. de C.V. and Banesto.

2008 compared to 2007
The €119.9 million decrease in profit attributable to minority shareholders in 2008 is principally due to the reduced net income of the consolidated company Grupo Financiero Santander, S.A. de C.V.
Results of Operations by Business Areas
IFRS 8, Operating Segments, came into force in 2009, replacing IAS 14, and implemented a new approach to business segments financial reporting. Pursuant to IFRS 8, the segment information must be presented in the same format as that information is used internally by management to assess the performance of such segments and to allocate resources among them. Pursuant to IFRS 8, segment information for prior years that is reported as comparative information, must be restated in the initial year of application. Segment income statements for the years 2008 and 2007 contained herein differ from those presented in our previous annual reports on Form 20-F.
Our results of operations by business areas can be summarized as follows (see Item 4 of Part I, “Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations”):
First level (geographic):
Continental Europe

				Variations
	2009	2008	2007	2009/2008	2008/2007
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	11,456	9,259	7,742	23.7%	19.6%
Income from equity instruments	218	266	202	(18.0%)	31.7%
Income from companies accounted for by the equity method	7	15	9	(53.3%)	66.7%
Net fees and commissions	3,787	4,074	4,137	(7.0%)	(1.5%)
Gains/losses on financial assets and liabilities (net)	687	764	732	(10.1%)	4.4%
Other operating income/(expenses) (net)	139	181	133	(23.2%)	36.1%
TOTAL INCOME	16,294	14,559	12,955	11.9%	12.4%
Administrative expenses	(5,334)	(4,956)	(4,564)	7.6%	8.6%
Personnel expenses	(3,306)	(3,123)	(3,037)	5.9%	2.8%
Other general expenses	(2,028)	(1,833)	(1,527)	10.6%	20.0%
Depreciation and amortization	(570)	(500)	(559)	14.0%	(10.6%)
Impairment losses on financial assets (net)	(3,286)	(2,476)	(1,557)	32.7%	59.0%
Provisions (net)	(311)	(89)	45	249.4%	(297.8%)
Impairment losses on other assets (net)	(41)	(16)	(8)	156.3%	100.0%
Gains/(losses) on other assets (net)	(81)	(38)	11	113.2%	(445.5%)
OPERATING PROFIT/(LOSS) BEFORE TAX	6,671	6,484	6,323	2.9%	2.5%
Income tax	(1,768)	(1,686)	(1,777)	4.9%	(5.1%)
PROFIT FROM CONTINUING OPERATIONS	4,903	4,798	4,546	2.2%	5.5%
Profit/(loss) from discontinued operations (net)	(45)	(21)	—	114.3%	n/a
CONSOLIDATED PROFIT FOR THE YEAR	4,858	4,777	4,546	1.7%	5.1%
Profit attributable to minority interests	65	109	107	(40.4%)	1.9%
Profit attributable to the Parent	4,793	4,668	4,439	2.7%	5.2%

2009 compared to 2008
In 2009, Continental Europe contributed 46.4% of the profit attributable to the Group’s operating areas. The main driver of growth in Continental Europe was the rise in interest income.
Growth reflected some perimeter effect, mainly in total income from the consolidation of the acquired consumer businesses (primarily, GE Money in the first quarter of 2009).
Interest income was €11,456 million in 2009, which is a 23.7% or €2,197 million increase from the €9,259 million obtained in 2008. The increase was largely driven by active management of spreads that offset the slowdown in volumes, in line with the market trend. Interest income from the Santander Branch Network rose 16.0%, Santander Consumer Finance, aided by the latest acquisitions increased 31.8%and Global Wholesale Banking increased due to a sharp rise in spreads. Revenues from insurance increased 15.3% to €122 million.
Net fees and commissions were €3,787 million in 2009, a 7.0% decrease from €4,074 million in 2008 because of lower activity and lower demand for some products, especially mutual funds. Fees also decreased because of the Bank’s commitment of Zero services fees from the Queremos ser tu Banco (We want to be your Bank) policy.
Gains/(losses) on financial assets and liabilities were €687 million in 2009, a 10.1% decrease from €764 million in 2008 due to hedging of interest rates and exchange rates.
Total income grew 11.9%, a strong pace in the current environment, in line with growth from 2007 to 2008.
Administrative expenses were €5,334 million in 2009, a 7.6% increase from €4,956 million in 2008. This growth was mainly due to the consolidation of the units acquired from GE Money. Excluding these acquisitions, costs were almost flat, in line with the cost to income target ratio.
Impairment losses on financial assets were €3,286 million in 2009, a 32.7% increase from €2,476 million in 2008. Impairment losses grew due to new acquisitions, economic deterioration and the mix of the portfolio (more profitable but higher risk). NPL ratio increased from 2.3% in 2008 to 3.6% in 2009, while NPL coverage decreased from 90% in 2008 to 77% in 2009.
Profit attributable to the Parent was €4,793 million in 2009, a 2.7% increase from €4,668 million in 2008. Income growth absorbed the increase in loan-loss provisions due to increased profits of the Santander Branch Network, Portugal and Global Wholesale Banking. Profits for Banesto decreased 28.0% (mainly due to higher impairment losses) and for Santander Consumer Finance declined 9.2% (mainly because of Spain and discontinued operations, although its evolution gradually improved during the second half of the year).
2008 compared to 2007
In 2008, Continental Europe contributed 49.0% of the profit attributable to the Group’s operating areas. The main drivers of growth in Continental Europe were the rise in interest income together with the selective control of costs.
Interest income was €9,259 million in 2008, which is a 19.6% or €1,517 million increase from the €7,742 million obtained in 2007 due in part, to the active management of spreads which partly offset the slowdown in volumes.
Net fees and commissions were €4,074 million in 2008, a 1.5% decrease from €4,137 million in 2007 because of the decrease in such income from Global Wholesale Banking while the retail units increased. Among the retail units there was a significant increase in Santander Consumer Finance due to the improved conditions in the marketing of products while the other main units decreased slightly.
Gains/(losses) on financial assets and liabilities were €764 million in 2008, a 4.4% increase from €732 million in 2007 reflecting a higher growth from Global Wholesale Banking with a moderate or negative performance by the retail units reflecting the volatility of the markets on the selling of customer products.

Administrative expenses were €4,956 million in 2008, an 8.6% increase from €4,564 million in 2007. Santander Branch Network increased 16.6% and Portugal and Banesto remained flat reflecting the strict control on expenses. Administrative expenses for Santander Consumer Finance increased by 12.1% after consolidating the new units of Netherlands and Germany.
Impairment losses on financial assets were €2,476 million in 2008, a 59% increase from €1,557 million in 2007. Impairment losses grew significantly in all units due to the increase in non-performing loans as a result of the intensified economic downturn. NPL ratio increased from 0.9% in 2007 to 2.3% in 2008 while NPL coverage decreased from 188% in 2007 to 90% a year later.
Profit attributable to the Parent was €4,668 million in 2008, a 5.2% increase from €4,439 million in 2007. This increase was largely due to the units in Spain while Portugal’s and Santander Consumer Finance’s profits were nearly flat.
United Kingdom

				Variations
	2009	2008	2007	2009/2008	2008/2007
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	3,934	2,411	2,334	63.2%	3.3%
Income from equity instruments	—	—	1	n/a	n/a
Income from companies accounted for by the equity method	—	1	2	n/a	(50.0%)
Net fees and commissions	993	926	1,007	7.2%	(8.0%)
Gains/losses on financial assets and liabilities (net)	506	500	436	1.2%	14.7%
Other operating income/(expenses) (net)	27	49	65	(44.9%)	(24.6%)
TOTAL INCOME	5,460	3,887	3,845	40.5%	1.1%
Administrative expenses	(1,997)	(1,603)	(1,829)	24.6%	(12.4%)
Personnel expenses	(1,170)	(986)	(1,045)	18.7%	(5.6%)
Other general expenses	(827)	(617)	(784)	34.0%	(21.3%)
Depreciation and amortization	(231)	(158)	(101)	46.2%	56.4%
Impairment losses on financial assets (net)	(881)	(457)	(312)	92.8%	46.5%
Provisions (net)	16	(29)	5	(155.2%)	(680.0%)
Impairment losses on other assets (net)	—	—	(1)	n/a	n/a
Gains/(losses) on other assets (net)	—	32	15	n/a	113.3%
OPERATING PROFIT/(LOSS) BEFORE TAX	2,367	1,672	1,622	41.6%	3.1%
Income tax	(641)	(425)	(421)	50.8%	1.0%
PROFIT FROM CONTINUING OPERATIONS	1,726	1,247	1,201	38.4%	3.8%
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	1,726	1,247	1,201	38.4%	3.8%
Profit attributable to minority interests	—	—	—	n/a	n/a
Profit attributable to the Parent	1,726	1,247	1,201	38.4%	3.8%
2009 compared to 2008
In 2009, United Kingdom contributed 16.7% of the profit attributable to the Parent’s total operating areas. The 2009 results were driven by strong income growth across all businesses, which exceeded the increase in impairment losses, as well as continued cost control.

Interest income was €3,934 million in 2009, a 63.2% or €1,523 million increase from €2,411 million in 2008. Of the total increase, €930 million represented the inclusion of the net interest income in 2009 of Alliance & Leicester. The remaining increase of €593 million was driven by strong income growth across all businesses. Net interest income grew because of active management of spreads, mortgage spreads were higher in new loans and, the impact of the reduction of spreads in deposits was offset by a balanced mix of products and proactive hedging strategies.
Net fees and commissions were €993 million in 2009, a 7.2% or €67 million increase from €926 million in 2008. Of the total increase, €302 million represented the inclusion of the fee income in 2009 of Alliance & Leicester. The remaining decrease of €234 million was largely due to lower fees on unsecured lending products, as part of our strategy to reduce unsecured lending exposures, and lower fees from current accounts due to repricing. In addition, mortgage fees were adversely impacted by a reduction in the volume of mortgage redemptions given decreased activity in the market as a result of declining house prices and lower levels of supply.
Gains / losses on financial assets and liabilities were €506 million in 2009, a 1.2% or €6 million increase from €500 million in 2008. Alliance & Leicester contributed a loss of €33 million, however, this was more than offset by an increase of €39 million in the rest of Santander UK, reflecting strong performances in the equity business of Santander Global Banking & Markets (due to sales of retail products through the branch network) and the short term markets business, which benefited from a favorable trading environment caused by wider spreads in an illiquid market.
Administrative expenses were €1,997 million in 2009, a 24.6% or €394 million increase from €1,603 million in 2008. Of the total increase, €564 million represented the inclusion of the administrative expenses in 2009 of Alliance & Leicester. An additional €67 million was due to costs related to Bradford & Bingley’s savings business for which only four months were included in 2008. The remaining administrative expenses decrease was largely due to the removal of duplications across back office and support functions due to the integration of Alliance & Leicester and Bradford & Bingley. Synergies of some £100 million were obtained, higher than the forecast for the year, and work continues in order to eliminate overlapping in back office and support functions in all businesses and achieve the additional savings envisaged for 2011.
Impairment losses on financial assets were €881 million in 2009, a 92.8% or €424 million increase from €457 million in 2008. Of the total increase, €237 million represented the inclusion of Alliance & Leicester’s impairment losses in 2009. The remaining increase of €187 million was distributed across all products with the largest increase relating to mortgages, as the impact of falling house prices and the lagged effect of unemployment, as anticipated, started to emerge. Most of the impact losses occurred in the first half of the year, with second half performance stabilizing and in some areas improving. With respect to mortgages, the second half of the year saw a slower rate of growth in arrearages, with fewer losses than observed earlier in the year, in part as a result of collection activities and mitigating actions, but also due to the low interest rate environment and the slight upturn in housing prices. The improvement in performance across all portfolios in the second half of the year exceeded set expectations. A strong mortgage coverage ratio of close to 21% has been preserved.
The NPL ratio was 1.7% at the end of 2009 (compared to 1.6% at September 2009 and 1.0% at December 2008). The NPL ratio in mortgages rose by a smaller extent, ending the year at 1.4% (compared to 1.3% at September 2009 and 0.9% at December 2008). This ratio compares favorably with the rest of the sector, which, according to the Council of Mortgage Lenders (the “CML”), was 2.4% at the end of 2009. The stock of properties in possession dropped to only 0.05% of the total portfolio compared to 0.14% to the CML.
NPL coverage was 44% (compared to 48% at September 2009 and 69% at December 2008). This decline was due to a significant extent to the lower share in total unsecured loans, whose coverage is much higher, as secured loans’ coverage only declined three percentage points (December 2009: 21%; December 2008: 24%). Moreover, this coverage continues to be higher than the average of our competitors in the UK. Coverage of unsecured loans remained at more than 100%.
Profit attributable to the Parent was €1,726 million in 2009, a 38.4% or €479 million increase from €1,247 million in 2008. The comparison with 2008 reflects the inclusion of the results in 2009 of Alliance & Leicester (€308 million).

2008 compared to 2007
In 2008, United Kingdom contributed 13.1% of the profit attributable to the Parent’s total operating areas. The 2008 results were affected by the challenging financial environment and by the sterling’s depreciation in the fourth quarter.
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
Administrative expenses were €1,603 million in 2008, a 12.4% or €226 million decrease from €1,829 million in 2007. In local currency, administrative expenses increased by 1.9% due to continuing cost reduction activity partially offset by costs relating to the Bradford & Bingley savings business and branch network.
Impairment losses on financial assets were €457 million in 2008, a 46.5% or €145 million increase from €312 million in 2007. In local currency, the increase was 69.5%, largely because of the release of general provisions in 2007 as specific provisions only increased by 8.5%. The increase in specific provisions was low as compared with other units because, despite the deterioration in economic conditions, credit quality remained strong due to a continued reduction in the size of the unsecured personal lending book. The NPL ratio for the UK segment rose from 0.60% to 1.04% at the end of 2008, while coverage increased from 66% to 69%.
Profit attributable to the Parent was €1,247 million in 2008, a 3.8% or €46 million increase from €1,201 million in 2007. The comparison with 2007 is affected by the sterling’s depreciation; in local currency profit attributable to the Parent increased by 20.5%.

Latin America

				Variations
	2009	2008	2007	2009/2008	2008/2007
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	11,959	8,025	6,144	49.0%	30.6%
Income from equity instruments	96	58	34	65.5%	70.6%
Income from companies accounted for by the equity method	10	680	—	(98.5%)	n/a
Net fees and commissions	3,925	3,208	2,694	22.4%	19.1%
Gains/losses on financial assets and liabilities (net)	1,663	857	674	94.0%	27.2%
Other operating income/(expenses) (net)	15	10	49	50.0%	(79.6%)
TOTAL INCOME	17,668	12,838	9,595	37.6%	33.8%
Administrative expenses	(6,032)	(4,651)	(3,847)	29.7%	20.9%
Personnel expenses	(3,210)	(2,504)	(2,105)	28.2%	19.0%
Other general expenses	(2,822)	(2,147)	(1,742)	31.4%	23.2%
Depreciation and amortization	(566)	(404)	(328)	40.1%	23.2%
Impairment losses on financial assets (net)	(4,979)	(3,020)	(1,546)	64.9%	95.3%
Provisions (net)	(681)	(533)	(437)	27.8%	22.0%
Impairment losses on other assets (net)	(22)	(6)	(30)	266.7%	(80.0%)
Gains/(losses) on other assets (net)	40	54	169	(25.9%)	(68.0%)
OPERATING PROFIT/(LOSS) BEFORE TAX	5,428	4,278	3,576	26.9%	19.6%
Income tax	(1,257)	(663)	(809)	89.6%	(18.0%)
PROFIT FROM CONTINUING OPERATIONS	4,171	3,615	2,767	15.4%	30.6%
Profit/(loss) from discontinued operations (net)	91	340	303	(73.2%)	12.2%
CONSOLIDATED PROFIT FOR THE YEAR	4,262	3,955	3,070	7.8%	28.8%
Profit attributable to minority interests	428	346	404	23.7%	(14.4%)
Profit attributable to the Parent	3,834	3,609	2,666	6.2%	35.4%
2009 compared to 2008
In 2009, Latin America contributed 37.1% of the profit attributable to the Parent’s total operating areas. This was due to a growth in all the countries in the region, with the exception of Mexico.
Interest income was €11,959 million in 2009, a 49% or €3,934 million increase from €8,025 million in 2008. Most of the increase represented the inclusion of Banco Real for all of 2009. Interest income also increased due to effective spread management and volumes. The rise in spreads on loans was due to the measures taken to increase entry prices and try to offset the higher cost of financing in the markets and the higher risk premium. Spreads on loans (with differences between countries) were higher than in 2008. After falling, spreads on deposits stabilized to some extent (decreases in year-end spreads compared to 2008 were 375 basis points in Mexico, 500 basis points in Brazil, 600 basis points in Colombia and 775 basis points in Chile).
Income from companies accounted for by the equity method was €10 million in 2009 compared to €680 million in 2008. This difference was due to the contribution from RFS Holdings, B.V. (essentially, Banco Real) which in 2008 consolidated nine months of profit after tax in this line, while in 2009 Banco Real results were consolidated in the appropriate income statement line items.

Net fees and commissions were €3,925 million in 2009, 22.4% or €717 million increase from €3,208 million in 2008, mostly due to the inclusion of Banco Real for the entire year. Of note was fee income growth in Chile (4% in local currency) as a result of increases in international trade (+50.0%), insurance (+20.5%) and credit cards (+19.4%). In other areas, fees decreased slightly due to regulatory pressures.
Gains / losses on financial assets and liabilities were €1,663 million in 2009, a 94% or €806 million increase from €857 million in 2008, due to inclusion of Banco Real together with higher customer activity and benefits from lower interest rates.
Administrative expenses were €6,032 million in 2009, a 29.7% or €1,381 million increase from €4,651 million in 2008, affected by the consolidation of Banco Real for all of 2009.
Impairment losses on financial assets were €4,979 million in 2009, a 64.9% or €1,959 million increase from €3,020 million in 2008. This increase was due both to the consolidation of Banco Real for the whole year and, equally, to increased provisions across the region. The economic downturn generally eroded credit quality. Most of the impact was felt in the first half of the year, second half performance stabilized in some countries and improved in others as a result of risk management activities. The NPL ratio was 4.2% at the end of 2009 (2.9% in December 2008), while coverage was 105% (108% in December 2008).
Profit attributable to the Parent was €3,834 million in 2009, a 6.2% or €225 million increase from €3,609 million in 2008. Retail Banking’s attributable profit declined 9.3%, impacted by the sale of Banco de Venezuela and higher minority interests in Brazil. Global Wholesale Banking’s attributable profit increased 77.9%, due to 31.2% growth in total income, lower costs and reduced provisions for loan losses, and the attributable profit of Asset Management and Insurance rose 17.4%.
2008 compared to 2007
In 2008, Latin America contributed 37.9% of the profit attributable to the Parent’s total operating areas after consolidating the fourth quarter results of Banco Real in Brazil (previously, Banco Real was accounted for by the equity method). Economic growth in the main countries slowed down significantly in the second half of 2008, especially in the fourth quarter, reflecting the adverse impact of the global financial crisis and the downturn or recession in developed economies, particularly the US. The most visible and immediate impact of the financial crisis on Latin America is the sharp depreciation of currencies against the dollar (around 20% for some) as of the middle of September in 2008. Particularly, the Brazilian real and the Chilean peso appreciated against the dollar until the third quarter of 2008 and then slid sharply in the fourth quarter. The dollar, the currency used to manage business in Latin America, depreciated 7% against the euro in 2008 (annual average). The Chilean peso depreciated against the euro from 715 to 757, the Mexican peso from 15.0 to 16.3 and the Brazilian real remained virtually unchanged.
Interest income was €8,025 million in 2008, a 30.6% or €1,881 million increase from €6,144 million in 2007. Spreads on loans (varying from country to country) dropped 22 basis points in the fourth quarter (due to lower growth in consumer credit and cards). Spreads on deposits raised 30 basis points between the third and fourth quarters.
Income from companies accounted for by the equity method was €680 million in 2008, due to the contribution from RFS Holdings, B.V. (essentially, Banco Real) which in 2008 consolidated nine months in this line.
Net fees and commissions were €3,208 million in 2008, a 19.1% or €514 million increase from €2,694 million in 2007 due to the focus on recurring revenues and, specifically, on developing fee-generating products and services. Of note was the strong increase of fees from insurance and credit cards. In light of the global economic downturn, the Group is placing less emphasis on market share in retail lending and, in wholesale businesses, focusing on the provision of services and the generation of fee income.
Gains / losses on financial assets and liabilities were €857 million in 2008, a 27.2% or €183 million increase from €674 million in 2007 due to customer activity and capital gains in portfolios.

Administrative expenses were €4,651 million in 2008, a 20.9% or €804 million increase from €3,847 million in 2007, affected by the consolidation of Banco Real in the fourth quarter.
Impairment losses on financial assets were €3,020 million in 2008, a 95.3% or €1,474 million increase from €1,546 million in 2007 because of the growth in lending and the greater focus, until recently, on the more profitable segments, but also with a higher risk premium, and the consolidation of Banco Real. The NPL ratio for Latin America was 2.9% at the end of 2008 (1.9% in 2007), while coverage was 108% (134% in 2007).
Profit attributable to the Parent was €3,609 million in 2008, a 35.4% or €943 million increase from €2,666 million in 2007.
Sovereign

(in millions of euros)	2009 (1)

INTEREST INCOME / (CHARGES)	1,160
Income from equity instruments	1
Income from companies accounted for by the equity method	(3)
Net fees and commissions	380
Gains/losses on financial assets and liabilities (net)	14
Other operating income/(expenses) (net)	(89)
TOTAL INCOME	1,463
Administrative expenses	(766)
Personnel expenses	(457)
Other general expenses	(309)
Depreciation and amortization	(115)
Impairment losses on financial assets (net)	(571)
Provisions (net)	(55)
Impairment losses on other assets (net)	(1)
Gains/(losses) on other assets (net)	(2)
OPERATING PROFIT/(LOSS) BEFORE TAX	(47)
Income tax	22
PROFIT FROM CONTINUING OPERATIONS	(25)
Profit/(loss) from discontinued operations (net)	—
CONSOLIDATED PROFIT FOR THE YEAR	(25)
Profit attributable to minority interests	—
Profit attributable to the Parent	(25)

(1)	As Sovereign was fully acquired on January 30, 2009, only 11 months for 2009 are presented here.

2009
In 2009, Sovereign pursued the integration and alignment with the business model of Grupo Santander and a series of steps were taken to inject stability into corporate governance and solidify the balance sheet and income statement: (1) creation of a solid corporate governance structure under the direct supervision of the highest executive bodies (management committee and the Board, supported by the audit committee) and committees to oversee the bank’s main functions (risks, ALCO, marketing, etc); (2) adapting the bank’s management to the Group’s standards, with the appointment of a new team and centralization of key areas (management control, human resources, risks, etc); (3) the Group’s risk model was put into effect, with weekly reviews by a risk committee whose members include independent directors and technological and human resources were boosted, with a special focus on loan recoveries; (4) optimization of the management structure and strengthening of the balance sheet by updating the policies regarding control of interest rate risk, levels of capitalization, liquidity management and contingency plans; (5) a cost-cutting plan was implemented which streamlined headcount and reduced general, technological and operating expenses. The elimination of redundant functions, business reorganization and leverage in the global scope of Santander’s operations, IT model and cost structure enabled Sovereign to end 2009 with monthly expenses 20% lower than that in the fourth quarter of 2008 and close to the medium-term target; and (6) review and reorganization of the business lines under a customer banking focus. Sovereign’s products have been segmented and cataloged into four large areas: Retail Banking, SMEs, Large Companies and Specialized Businesses. The structure of wholesale banking also began to be defined.
Sovereign’s performance since becoming part of the Group has been impacted by its integration activities and, above all, by the economic recession. Its performance improved in the third and fourth quarters when growth was positive.
Net interest income for 2009 was €1,160 million, representing 79% of the total income, with a good growth quarter on quarter. This was due to repricing of loans, the lower cost of customer deposits (which cost decreased 91 basis points between the first and fourth quarters) and ALCO management that offset the lower volume of lending.
In an environment of low short-term interest rates, management focused on improving spreads on new loans and renewal of credits in order to incorporate the higher cost of liquidity and the greater risk. This limited the impact of the decrease in interest rates on the return on basic loans, while continuing to reduce lending in non-core segments and businesses. In deposits, there was a sharp drop in prices, particularly in higher cost products. This occurred with only a 8% loss of volume as the 35% reduction on the balances of high cost products, such as retail time deposits and wholesale deposits was partly offset by the 15% increase in retail demand deposits.
Administrative expenses were €766 million in 2009 and recent months saw a cost reduction trend largely due to the removal of duplications and higher synergies. This, together with a higher income growth, positively impacted the efficiency ratio, which decreased from 74.5% in the first quarter to 53.9% in the fourth quarter.
Impairment losses on financial assets were €571 million in 2009. Performance has stabilized in recent months, once the target level of provisions as a percentage of loans stated in the acquisition was surpassed (3.6% of gross lending at the end of 2009). As of December 2009, the NPL ratio was 5.3% and coverage ratio was 62%, with 74% of loans covered by collateral or guarantees.
Positive developments during 2009, with gradual increases in revenues, cost reductions and control of loan-loss provisions, made operating profit positive in the third and fourth quarters.

Corporate Activities

				Variations
	2009	2008	2007	2009/2008	2008/2007
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(2,210)	(2,157)	(1,777)	2.5%	21.4%
Income from equity instruments	121	229	183	(47.2%)	25.1%
Income from companies accounted for by the equity method	(15)	96	427	(115.6%)	(77.5%)
Net fees and commissions	(5)	59	30	(108.5%)	96.7%
Gains/losses on financial assets and liabilities (net)	1,376	1,353	1,113	1.7%	21.6%
Other operating income/(expenses) (net)	52	32	43	62.5%	(25.6%)
TOTAL INCOME	(681)	(388)	19	75.5%	n/a
Administrative expenses	(695)	(455)	(536)	52.7%	(15.1%)
Personnel expenses	(307)	(200)	(247)	53.5%	(19.0%)
Other general expenses	(388)	(255)	(289)	52.2%	(11.8%)
Depreciation and amortization	(114)	(177)	(259)	(35.6%)	(31.7%)
Impairment losses on financial assets (net)	(1,861)	(331)	(14)	462.2%	2,264.3%
Provisions (net)	(762)	(989)	(509)	(23.0%)	94.3%
Impairment losses on other assets (net)	(100)	(1,027)	(1,510)	(90.3%)	(32.0%)
Gains/(losses) on other assets (net)	382	1,783	2,259	(78.6%)	(21.1%)
OPERATING PROFIT/(LOSS) BEFORE TAX	(3,831)	(1,584)	(550)	141.9%	188.0%
Income tax	2,437	938	684	159.8%	37.1%
PROFIT FROM CONTINUING OPERATIONS	(1,394)	(646)	134	115.8%	(582.1%)
Profit/(loss) from discontinued operations (net)	(15)	—	685	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	(1,409)	(646)	819	118.1%	(178.9%)
Profit attributable to minority interests	(24)	1	65	n/a	(98.5%)
Profit attributable to the Parent	(1,385)	(647)	754	114.1%	(185.8%)
2009 compared to 2008
Net interest income for Corporate Activities was a loss of €2,210 million in 2009 in line with 2008.
Income from equity instruments was €121 million in 2009, a 47.2% decrease from 2008 due to lower dividends from Royal Bank of Scotland and Fortis (€436 million in 2009 versus €553 million in 2008).
Income from companies accounted for by the equity method was a loss of €15 million in 2009 compared to a gain of €96 million in 2008 due to the sale of the stake in CEPSA.
Gains / losses on financial assets and liabilities were €1,376 million in 2009, in line with €1,353 million in 2008. This includes results from centralized management of interest rate and currency risk of the Parent as well as from equities.
Administrative expenses were €695 million in 2009, a 52.7% increase as compared to 2008, partly offset by lower depreciation charges. The sale of Santander Financial City in Spain, together with the disposal of other buildings, generated higher administrative costs (higher rent) and lower amortizations.
In 2009, net provisions were €762 million, impairment losses were €1,861 million and gains on other assets were €382 million. These line items include the following: gains of €1,499 million from the initial public offering of Santander Brasil and gains of €218 million from the sale of Attijariwafa Bank. This was offset by loan loss provisions of €1,500 million (€1,041 million net of taxes), provisions for real estate acquired of €814 million (€554 million net of taxes), an additional provision for Metrovacesa for €269 million, a restructuring fund for GE and Sovereign for €260 million and other funds for €463 million, including early retirements.

Loss attributable to the Parent amounted to €1,385 million in 2009 because of lower income (due to the sale of the stake in CEPSA and lower dividends from RBS and Fortis), higher costs (the sale of Santander Financial City in Spain which generated higher administrative costs) and higher provisions (mainly related to Metrovacesa).
2008 compared to 2007
Interest income decreased by €380 million in 2008, a 21.4% decrease as compared to 2007, due to the higher cost of financing the assets of ABN AMRO.
Income from equity instruments was €229 million in 2008, a 25.1% increase from 2007. This figure is the net result of the increase in the dividends from Royal Bank of Scotland and Fortis and the lower dividends from Intesa Sanpaolo (sold in 2007).
Income from companies accounted for by the equity method was €96 million in 2008 compared to €427 million in 2007. CEPSA’s contribution was lower because as of October 1, 2008 its profits ceased to be recorded by the equity method as the stake was transferred to non-current assets held for sale.
Gains / losses on financial assets and liabilities were €1,353 million in 2008, a 21.6% increase from €1,113 million in 2007. A major factor here was the creation of a €643 million fund (€450 million net of tax) for Grupo Santander customers who suffered losses due to the collapse of Lehman Brothers and to the Bernard L. Madoff fraud which was offset by the €741 million capital gains from the sale of ABN’s liabilities.
Administrative expenses were €455 million in 2008, a 15.1% decrease as compared to 2007.
In 2008, net provisions were €989 million, impairment losses on other assets were €1,027 million and gains / losses on other assets were €1,783 million. These line items include the capital gains generated from the sale of Grupo Santander City €586 million) and from the sale of the businesses in Italy acquired from ABN (€2,245 million) partially offset by €386 million from a fund for restructuring costs, €382 million from an early retirement fund, and €175 million from other funds. Additionally, €1,430 million to write down the stakes in Fortis and Royal Bank of Scotland, €904 million to amortize the intangibles of Santander UK and €295 million to amortize the goodwill of Santander Consumer Finance and writedowns in other portfolios (all figures net of taxes).
Loss attributable to the Parent was €647 million in 2008 as a result of the increase in impairments and provisions registered during the period.

Second level (business):
Retail Banking

				Variations
	2009	2008	2007	2009/2008	2008/2007
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	25,942	17,613	14,771	47.3%	19.2%
Income from equity instruments	127	154	77	(17.5%)	100.0%
Income from companies accounted for by the equity method	12	556	9	(97.8%)	6,077.8%
Net fees and commissions	7,523	6,861	6,432	9.6%	6.7%
Gains/losses on financial assets and liabilities (net)	1,454	1,100	957	32.2%	14.9%
Other operating income/(expenses) (net)	(230)	31	47	(841.9%)	(34.0%)
TOTAL INCOME	34,828	26,315	22,293	32.4%	18.0%
Administrative expenses	(12,734)	(9,857)	(8,942)	29.2%	10.2%
Personnel expenses	(7,280)	(5,806)	(5,430)	25.4%	6.9%
Other general expenses	(5,454)	(4,051)	(3,512)	34.6%	15.3%
Depreciation and amortization	(1,367)	(946)	(878)	44.5%	7.7%
Impairment losses on financial assets (net)	(9,744)	(5,672)	(3,357)	71.8%	69.0%
Provisions (net)	(1,001)	(607)	(423)	64.9%	43.5%
Impairment losses on other assets (net)	(61)	(24)	(38)	154.2%	(36.8%)
Gains/(losses) on other assets (net)	(43)	43	289	(200.0%)	(85.1%)
OPERATING PROFIT/(LOSS) BEFORE TAX	9,878	9,252	8,944	6.8%	3.4%
Income tax	(2,300)	(1,825)	(2,347)	26.0%	(22.2%)
PROFIT FROM CONTINUING OPERATIONS	7,578	7,427	6,597	2.0%	12.6%
Profit/(loss) from discontinued operations (net)	46	319	151	(85.6%)	111.3%
CONSOLIDATED PROFIT FOR THE YEAR	7,624	7,746	6,748	(1.6%)	14.8%
Profit attributable to minority interests	465	434	457	7.1%	(5.0%)
Profit attributable to the Parent	7,159	7,312	6,291	(2.1%)	16.2%
2009 compared to 2008
The Group’s Retail Banking segment generated 69.3% of the operating areas’ total profit attributable to the Parent.
Interest income increased 47.3 % to €25,942 million, due to the impact of new acquisitions (including Banco Real, Alliance & Leicester, Bradford & Bingley and GE Money) and effective margin management in all the regions. Loans grew 11% in 2009, while deposits experienced a growth of 23%, more positively impacted by the new acquisitions.
Net fees and commissions were €7,523 million in 2009, a 9.6% increase from €6,861 million in 2008, favorably influenced by the new acquisitions.
Gains / losses on financial assets and liabilities were €1,454 million in 2009, a 32.2% increase from €1,100 million in 2008.
Administrative expenses were €12,734 million in 2009, a 29.2% increase from €9,857 million in 2008. This increase was due to the inclusion of the administrative expenses of the new acquisitions. The underlying administrative expenses (excluding exchange rate effects and acquisitions) remained flat, largely due to the streamlining of back-office operations and support functions due to the integration synergies. This had a positive effect on our cost income ratio.

Impairment losses on financial assets were €9,744 million in 2009, a 71.8% or €4,072 million increase from €5,672 million in 2008. This increase was due to the new acquisitions and a higher charge distributed across all products with the largest increase relating to mortgages, as the impact of falling housing prices and the lagging effect of unemployment, as anticipated, started to emerge in some countries. Most of the impact came through in the first half of the year, with second half performance stabilizing and in some areas improving.
Profit attributable to the Parent was €7,159 million in 2009, a 2.1% decrease from €7,312 million in 2008.
Retail Banking in Continental Europe increased its net interest income by 23.3% while attributable profit decreased by 3.7%. The main drivers were moderate business volumes, good management of spreads in an environment of lower interest rates, control of costs (flat on a like-for-like basis) and increase of impairment losses.
The profit of Retail Banking in the United Kingdom was 34.0% higher (+50.1% in sterling), due to the good performance of Santander UK and the consolidation of Alliance & Leicester and Bradford & Bingley. The drivers were the same as for other units: higher revenues spurred by net interest income and lower growth in costs offset by higher loan-loss provisions.
The results of Retail Banking in Latin America are explained by the full consolidation of Banco Real for the all of 2009 together with growth in customer business, good net interest income performance within the region’s environment of lower economic growth, effective control of expenses compatible with business development and savings from synergies in Brazil. Net interest income rose 54.3%, compared to 2008 and total income was 37.8% higher compared to 2008 while operating expenses grew at a slightly slower pace (+32.9%) improving the efficiency ratio. However, as a result of the big increase loss provisions, attributable profit was 12.8% lower, although on an improving trend.
Private banking activity was lower in the first half of 2009 because of the economic developments in the second half of 2008. Total income declined 6.9%, due to the reduction in average volumes managed and the shift in customer preferences towards a more conservative mix of products. This was mitigated to some extent by the 9.9% decline in personnel and general costs. Attributable profit was 1.6% higher at €330 million.
2008 compared to 2007
The Group’s Retail Banking segment generated 76.8% of the operating areas’ total profit attributable to the Parent. This result was conditioned by two factors: on the one hand, the performance in euro terms in the UK and Latin America reflects the negative impact of exchange rates, which absorbed the growth in local currencies. On the other, the full consolidation of one quarter of Banco Real has a positive impact of 3 percentage points on profits.
Interest income increased 19.2 % to €17,613 million, due to the impact of increased business (including the entry of Banco Real) and better customer spreads.
Net fees and commissions were €6,861 million in 2008, a 6.7% increase from €6,432 million in 2007.
Gains / losses on financial assets and liabilities were €1,100 million in 2008, a 14.9% increase from €957 million in 2007.
Administrative expenses were €9,857 million in 2008, a 10.2% increase from €8,942 million in 2007. This increase is well below growth of total income and it is affected by the consolidation of Banco Real in the fourth quarter.
Impairment losses on financial assets were €5,672 million in 2008, a 69% or €2,315 million increase from €3,357 million in 2007. This increase was due to the deterioration of the market together with the greater volume of lending and the greater risk premium caused by the entry into more profitable segments and products, as well as the consolidation of Banco Real.

Profit attributable to the Parent was €7,312 million in 2008, a 16.2% increase from €6,291 million in 2007.
Retail Banking in Continental Europe continued the growth trends in volumes and earnings of the last two years. The main units of growth were the Santander Branch Network and Banesto Retail and the main drivers were: (1) the good evolution of business, that performed better than the market, although quarter-on-quarter growth eased; (2) the careful management of prices in a changing environment of interest rates; and (3) selective control of expenses.
Retail Banking in the UK in euro terms was strongly affected by the negative impact of exchange rates. Operating profit before tax in 2008 in sterling was 12.1% higher than in 2007 but it was 3.5% lower in 2007 in euros.
The results of Retail Banking in Latin America came from growth in customer business, the good performance of interest income and net fees, and control of costs compatible with ongoing business development. The factors behind this growth were the rise in the number of individual customers and SMEs, and development of loyalty products. Growth was partly offset by a large rise in net loan-loss provisions (partly due to the deterioration of the economic environment and partly due to regulatory changes in Mexico and the unification of criteria in Brazil after the integration of Banco Real), together with a decrease of gains/losses on other assets.
Global Wholesale Banking

				Variations
	2009	2008	2007	2009/2008	2008/2007
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	2,366	1,892	1,303	25.1%	45.2%
Income from equity instruments	188	164	148	14.6%	10.8%
Income from companies accounted for by the equity method	2	87	2	(97.7%)	4,250.0%
Net fees and commissions	1,131	883	911	28.1%	(3.1%)
Gains/losses on financial assets and liabilities (net)	1,382	995	855	38.9%	16.4%
Other operating income/(expenses) (net)	(16)	(45)	(29)	(64.4%)	55.2%
TOTAL INCOME	5,053	3,976	3,190	27.1%	24.6%
Administrative expenses	(1,117)	(1,060)	(1,012)	5.4%	4.7%
Personnel expenses	(725)	(672)	(625)	7.9%	7.5%
Other general expenses	(392)	(388)	(387)	1.0%	0.3%
Depreciation and amortization	(86)	(98)	(90)	(12.2%)	8.9%
Impairment losses on financial assets (net)	37	(281)	(58)	(113.2%)	384.5%
Provisions (net)	6	(26)	58	(123.1%)	(144.8%)
Impairment losses on other assets (net)	(3)	—	—	n/a	n/a
Gains/(losses) on other assets (net)	—	4	(94)	n/a	(104.3%)
OPERATING PROFIT/(LOSS) BEFORE TAX	3,890	2,515	1,994	54.7%	26.1%
Income tax	(1,125)	(775)	(486)	45.2%	59.5%
PROFIT FROM CONTINUING OPERATIONS	2,765	1,740	1,508	58.9%	15.4%
Profit/(loss) from discontinued operations (net)	—	—	40	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	2,765	1,740	1,548	58.9%	12.4%
Profit attributable to minority interests	—	(1)	9	n/a	n/a
Profit attributable to the Parent	2,765	1,741	1,539	58.8%	13.1%
2009 compared to 2008
Global Wholesale Banking generated 26.8% of the operating areas’ profit attributable to the Parent in 2009. Growth was generated by clients in our core markets and was positively influenced by our diversified portfolio.

This performance was backed by a customer-focused business model, the area’s global reach and its connection with local units, and strict control of expenses and risks. Another decisive factor is the strength of the Group’s capital and liquidity which, within rigorous control of both variables, enabled us to maintain a high level of unrestricted activity and take on new operations.
The business model and the strong balance sheet were combined with a more favorable environment, higher spreads and volatilities than in 2008 and many competitors focused on aspects other than pure business. All of this enabled Santander to penetrate attractive business segments profitably and occupy spaces left by others without increasing risk levels.
Interest income was €2,366 million in 2009, a 25.1% or €474 million increase from €1,892 million in 2008. Net fees and gains on financial assets and liabilities increased 28.1% and 39%, respectively, due to increased transaction volumes and margin improvements.
Administrative expenses were €1,117 million in 2009, a 5.4% increase from €1,060 million in 2008. This increase, much lower than that of total income (+27.1%), was due to strict control of expenses and allowed for improvement in the efficiency ratio.
Impairment losses on financial assets were a gain of €37 million in 2009 versus a loss of €281 million in 2008. The main reason is a decrease in provisions, which had increased in 2008 due to certain large operations that took place in the second half of 2008.
Profit attributable to the Parent was €2,765 million in 2009, a 58.8% increase from €1,741 million in 2008. All geographic areas increased their revenues: Continental Europe (+27%), United Kingdom (+7%) and Latin America (+26%). These growth rates were achieved with strict management of volumes and risks. The area’s risk weighted asset levels at the end of 2009 were lower than in 2008.
The product areas also made progress in their increasingly global business vision, which is adapted to the changing needs of markets and customers. Their performance was as follows:
Global Transaction Banking: increased its customer revenues 34%, backed by solid market position, where it provides local and regional solutions for corporate and institutional customers.
Corporate Finance: reduced its customer revenues by 41%, due to the decline in the number and size of corporate operations and the impact on year-on-year comparisons of the high revenues from a particular operation in 2008. Excluding this operation, and backed by the strong performance of the asset & capital structuring business, revenues were almost in line with those in 2008.
Credit Markets: increased their customer revenues by 76%, backed by all products and countries, particularly Spain and Latin America. In loans, Santander enjoyed a good year and participated in several large operations that contributed to the total with more than €25 billion.
Rates: increased their customer revenues by 14%, backed by all countries and business lines, although with slowing growth (+64% in the first half and +41% in the first nine months). The strong growth at the start of the year, based on higher spreads because of the lack of depth of the market, greater penetration and good credit management, was reduced in the last part of 2009 following a trend toward normalization of market conditions.
2008 compared to 2007
Global Wholesale Banking generated 18.3% of the operating areas’ profit attributable to the Parent in 2008. The area’s growth was due to a customer-focused business model, the area’s global capacities and connection with local units, and the strength of the Group’s capital and liquidity which made it possible to increase profit.
Interest income was €1,892 million in 2008, a 45.2% or €589 million increase from €1,303 million in 2007. The strong growth in customer revenues accounted for more than 85% of the area’s total revenues. Almost all segments of business and countries grew throughout the year especially in the fourth quarter, partly due to the improved spreads and the acceleration of revenues in hedging the positions of our clients.

Net fees and commissions were €883 million in 2008, a 3.1% decrease from €911 million in 2007, affected by the strong decrease in the results of trading activity due to the instability of the markets.
Total income was €3,976 million in 2008, a 24.6% increase from €3,190 million in 2007.
Administrative expenses were €1,060 million in 2008, a 4.7% increase from €1,012 million in 2007 due to a strict adjustment of expenses and structures to the new environment.
Impairment losses on financial assets were €281 million in 2008, a €223 million increase from €58 million in 2007. The main reason is the increase in general provisions because of large operations in the second half of the year, particularly in the fourth quarter.
Asset Management and Insurance

				Variations
	2009	2008	2007	2009/2008	2008/2007
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	201	190	146	5.8%	30.1%
Income from equity instruments	—	6	12	n/a	(50.0%)
Income from companies accounted for by the equity method	—	53	—	n/a	n/a
Net fees and commissions	431	464	495	(7.1%)	(6.3%)
Gains/losses on financial assets and liabilities (net)	34	26	30	30.8%	(13.3%)
Other operating income/(expenses) (net)	338	254	229	33.1%	10.9%
TOTAL INCOME	1,004	993	912	1.1%	8.9%
Administrative expenses	(278)	(293)	(286)	(5.1%)	2.4%
Personnel expenses	(138)	(135)	(132)	2.2%	2.3%
Other general expenses	(140)	(158)	(154)	(11.4%)	2.6%
Depreciation and amortization	(29)	(18)	(20)	61.1%	(10.0%)
Impairment losses on financial assets (net)	(10)	—	—	n/a	n/a
Provisions (net)	(36)	(18)	(22)	100.0%	(18.2%)
Impairment losses on other assets (net)	—	2	(1)	n/a	n/a
Gains/(losses) on other assets (net)	—	1	—	n/a	n/a
OPERATING PROFIT/(LOSS) BEFORE TAX	651	667	583	(2.4%)	14.4%
Income tax	(219)	(174)	(174)	25.9%	0.0%
PROFIT FROM CONTINUING OPERATIONS	432	493	409	(12.4%)	20.5%
Profit/(loss) from discontinued operations (net)	—	—	112	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	432	493	521	(12.4%)	(5.4%)
Profit attributable to minority interests	28	22	45	27.3%	(51.1%)
Profit attributable to the Parent	404	471	476	(14.2%)	(1.1%)
2009 compared to 2008
This segment accounted for 3.9% of profit attributable to the Parent in 2009.
Total income increased slightly in 2009 (+1.1%) as a result of higher revenues from insurance partly offset by a decrease in asset management, particularly fee income. A key factor was the sharp decline in the managed volumes of mutual funds, mainly in Spain.

Administrative expenses were €278 million in 2009, a 5.1% decrease from €293 million in 2008 reflecting continuous efforts to adapt the structures to the new revenue environment.
Profit attributable to the Parent was €404 million, a 14.2% decrease due to higher impairment losses on assets, provisions and tax rate.
Santander Asset Management generated fee and commission income in 2009 of €1,178 million, 23.6% lower than in 2008 because of the preference for liquidity and deposits by financial agents and the impact of the markets on portfolios, both in lower average volumes under management as well as their composition (more conservative and lower return).
Of note, however, was the trend towards stabilization of revenues as of the second quarter, in contrast to the double digit falls at the end of 2008 and the start of 2009. This was due to the gradual recovery of mutual fund markets, begun in Latin America and now spreading to Europe, which improved volumes.
Total managed assets stood at €116,500 million at the end of 2009, 15% more than a year earlier but still 6% below the average volume of 2008.
Attributable profit was €54 million (-65.9%), after deducting operating expenses and fees paid to the commercial networks.
Santander Insurance generated fee and commission income in 2009 of €1,861 million, a 6.0% increase as compared to 2008.
Total income in this area amounted to €728.7 million, a 21.5% increase as compared to the previous year. This increase together with moderate growth of general administrative expenses (+3.8) lead to attributable profit of €350 million, 12.2% more than in 2008.
Santander Insurance continued to progress in its global business model and foster the development of new products via its distribution channels. It also consolidated its position with the acquisition of the 50% of the insurer Real Tokio Marine Vida e Previdencia in Brazil that the Group did not own and the integration of the businesses of Alliance & Leicester, GE Money and Sovereign.
Premium income was 14% lower, eroded by the Group’s reduced lending (which affected insurance products related to credits) and customers’ greater preference for liquidity, which reduced the demand for savings insurance.
2008 compared to 2007
This segment accounted for 4.9% of profit attributable to the Parent in 2008.
Total income was €993 million in 2008, an 8.9% or €81 million from €912 million in 2007 as the higher revenues from insurance did not offset the fall in fee income. The latter was hit by the decline in the volume of mutual funds in the main countries where the Group operates, particularly Spain. In this market, customer demand and the focus of retail networks shifted to traditional and/or structured deposits.
Administrative expenses were €293 million in 2008, a 2.4% or €7 million increase from €286 million in 2007 reflecting the area’s efforts to adapt its structures to the new environment of revenues, while absorbing the investments made to generate global businesses.
Asset Management. Santander Asset Management’s global business generated €1,542.5 million of fees in 2008 reflecting a drop of 18.4% as compared to 2007. General administrative expenses were €157.4 million (-1.1%) and profit attributable to the Parent was €159.3 million. Total managed pension and mutual funds amounted to €100 billion.

Insurance. The global business of Santander Insurance generated fee income of €1,755 million (reflecting an increase of 24.0%). Total income in this area was €599.9 million (+20.6%), general administrative expenses were €136.1 million (+6.9%) and profit attributable to the Parent was €311.8 million (+35.6%).
Financial Condition
Assets and Liabilities
Our total assets were €1,110,529.5 million at December 31, 2009, a 5.8% or €60,897.9 million increase from total assets of €1,049,631.5 million at December 31, 2008. Our gross loans and advances to corporate clients, individual clients and government and public entities, including the trading portfolio, other financial assets at fair value and loans, increased by 9.6% to €700,424.0 million at December 31, 2009 from €639,354.5 million at December 31, 2008. The increase in our total assets was due, to a net perimeter rise from the consolidation of Sovereign and the consumer business units acquired, which more than offset the reduction in balances from the sale of our bank in Venezuela. In addition, the appreciation against the euro on the basis of period-end exchange rates of 29% for the Brazilian real, 7% for sterling, 2% for the Mexican peso and 21% for the Chilean peso also contributed to the increase. The dollar, however, depreciated 3%.
Customer deposits, which comprise deposits from clients and securities sold to clients under agreements to repurchase, increased by 20.6% from €420,229.4 million at December 31, 2008, to €506,976.2 million at December 31, 2009. This increase was also affected by both the exchange-rate impact and the consolidation effect described above. Other managed funds, including mutual funds, pension funds, managed portfolios and savings-insurance policies, decreased by 10.1% from €131,061.5 million at December 31, 2008, to €144,312.7 million at December 31, 2009.
In addition, and as part of the global financing strategy, during 2009 the Group issued €60,999 million of senior debt (including Santander UK’s medium term program), of which €7,077 million was mortgage bonds (cédulas hipotecarias) and €6,874 million was subordinated debt.
During 2009, €75,614 million of senior debt (including Santander UK’s medium term program), of which €727 million was mortgage bonds (cédulas hipotecarias) and €9,316 million was subordinated debt matured.
In order to improve its capital structure and strengthen the balance sheet, Grupo Santander made a series of exchange offers for securities of a nominal amount of approximately €9,100 million. The exchange offers were made with new securities that met current standards and regulatory requirements for their calculation as equity at the consolidated level. As a result of these exchange offers, subordinated debt with a value of €1,617 million was issued and preferred shares with a value of €1,593 million were issued.
Goodwill was €22,865 million at the end of 2009, a €4,029 million increase from €18,836 million at the end of 2008. This increase is the net difference between the entry into consolidation of the businesses acquired (Sovereign and GE Money) and the impact of exchange rates, mainly the appreciation of sterling and the Brazilian currency against the euro.
Capital
Stockholders’ equity, net of treasury stock, at December 31, 2009, was €68,666.6 million, an increase of €11,079.7 million or 19.2% from €57,586.9 million at December 31, 2008, mainly due to the decrease of negative valuation adjustments and the increase of capital and reserves.
Our eligible stockholders’ equity was €69,731 million at December 31, 2009. The surplus over the minimum required by the Bank of Spain was €25,026 million. In accordance with the Basel II Accord criteria (which provide the framework under which Spanish entities must report capital ratios as of June 30, 2008), at December 31, 2009 the BIS II ratio was 14.2% (as compared to 13.3% at December 31, 2008), Tier I Capital was 10.1% (9.1% a year earlier) and core capital was 8.6% (7.5% in December 2008). See Item 4 of Part I, “Information on the Company—B. Business Overview—Supervision and Regulation—Capital Adequacy Requirements”.

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
At December 31, 2009, we had outstanding €212.0 billion of senior debt, of which €81.5 billion were mortgage bonds and €28.7 billion were promissory notes. Additionally, we had €36.8 billion in outstanding subordinated debt (which includes €7.3 billion preferred securities and €0.4 billion in preferred shares).
The following table shows the average balances during the years 2009, 2008 and 2007 of our principal sources of funds:

	2009	2008	2007
	(in thousands of euros)
Due to credit entities	141,930,426	114,360,961	111,969,806
Customer deposits	463,602,299	354,193,915	332,678,212
Marketable debt securities	221,230,091	237,824,647	227,447,091
Subordinated debt	39,008,547	36,257,108	33,512,279

Total	865,771,363	742,636,631	705,607,388
The average maturity of our outstanding debt as of December 31, 2009 is as follows:

(1) Senior debt	3.0 years
(2) Mortgage debt	11.8 years
(3) Dated subordinated debt	7.5 years
For more information see Notes 22.b, 23.a and 51.a to our consolidated financial statements.
The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of, and reduce our market access to debt financing. Our credit ratings are as follows:

	Long-Term	Short-Term	Financial Strength

Standard & Poor’s	AA	A1+
Fitch	AA	F1+	A/B
Moody’s	Aa2	P1	B-
DBRS	AA	R1 (high)
Our total customer deposits, excluding assets sold under repurchase agreements, totaled €468.3 billion at December 31, 2009. Loans and advances to customers (gross) totaled €700.4 billion at the same date.

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
We, Grupo Santander, are a European, Latin American and North American financial group. Although, at this moment we are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Bank (the Parent company) in the form of cash dividends, loans or advances, capital repatriation and other forms, or to have access to foreign currency at the official exchange rate, there is no assurance that in the future such restrictions will not be adopted or how they would affect our business. Nevertheless, the geographic diversification of our businesses limits the effect of any restrictions that could be adopted in any given country.
We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.
As of December 31, 2009, and to the present date, we did not, and presently do not, have any material commitments for capital expenditures.
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
The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on the Bank or that would cause the disclosed financial information not to be indicative of our future operating results or our financial condition:
•
a continued downturn in the Spanish and the United Kingdom real estate markets, and a corresponding increase in mortgage defaults, which could impact our NPL and decrease consumer confidence and disposable income;

•	uncertainty regarding interest rates in the United States and other countries;
•
uncertainties relating to economic growth expectations and interest rates cycles, especially in the United States, Spain, the United Kingdom, other European countries and Latin America, and the impact they may have over the yield curve and exchange rates;

•	the resulting effect of the global economic slowdown on Europe, the US and Latin America and fluctuations in local interest and exchange rates;
•	continued changes in the macroeconomic environment, such as sustained unemployment above historical levels, could further deteriorate the quality of our customers’ credit;
•
increases in our cost of funding, partially as a result of the fragility of the Greek economy, could adversely affect our net interest margin as a consequence of timing differences in the repricing of our assets and liabilities;

•	the effects of withdrawal of significant monetary and fiscal stimulus programs and uncertainty over government responses to growing public deficits;
•	continued instability and volatility in the financial markets;

•	a drop in the value of the euro relative to the US dollar, the Sterling pound or Latin American currencies;
•	inflationary pressures, because of the effect they may have in relation to increases of interest rates and decreases of growth;
•	increased consolidation of the global financial services sector, which could further reduce our spreads;
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
•
increased regulation, government intervention and new laws prompted by the recent turmoil in global financial markets which could change our industry and require us to modify our businesses or operations;

•
the risk of further reductions in liquidity and increases of credit spreads as a consequence of the crisis in the financial markets, which could affect not only our cost of funding but also the value of our proprietary portfolios and our assets under management; and

•	future regulatory changes that may increase the overall level of regulation in the markets.
E. Off-balance sheet arrangements
As of December 31, 2009, 2008 and 2007, we had outstanding the following contingent liabilities and commitments:

	2009	2008	2007
	(in thousands of euros)
Contingent liabilities:
Financial guarantees and other sureties	20,974,258	15,614,342	17,172,878
Irrevocable documentary credits	2,636,618	3,590,454	5,803,088
Other guarantees	35,192,187	45,613,498	52,632,118
Other contingent liabilities	453,013	504,900	608,501

	59,256,076	65,323,194	76,216,585

Commitments:
Balances drawable by third parties	150,562,786	123,329,168	102,215,927
Other commitments	12,967,970	8,395,838	12,460,636

	163,530,756	131,725,006	114,676,563

	222,786,832	197,048,200	190,893,148

For more information see Note 35 to our consolidated financial statements.
In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance sheet funds managed by us as of December 31, 2009, 2008 and 2007:

	2009	2008	2007
	(in thousands of euros)
Off-balance sheet funds:
Mutual funds	105,216,486	90,305,714	119,210,503
Pension funds	11,309,649	11,127,918	11,952,437
Other managed funds	18,364,168	17,289,448	19,814,340

	134,890,303	118,723,080	150,977,280

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
Also, we use special purpose vehicles (fondos de titulización) in our securitization activity. According to the IFRS, only those vehicles that meet certain requirements are consolidated in the Group’s financial statements. We are not required to repurchase assets from or contribute additional assets to any of these special purpose vehicles. We do, however, provide in the ordinary course of business certain loans (amounting to €251.6 million to fondos de titulización in Spain as of December 31, 2009) to some of these special purpose vehicles, which are provided for in accordance with the risks involved. In 2009, the Group securitized €16 billion of medium and long-term assets. Given the difficulties in the securitization market since August 2007, all the issues were retained by the Group’s various units.
In addition, €2 billion AAA securitization bonds were repurchased in the secondary market by Group issuers.
In the ordinary course of business, Santander UK enters into securitization transactions using special purpose securitization companies which are consolidated and included in Santander UK’s financial statements. Santander UK is under no obligation to support any losses that may be incurred by the securitization companies or the holders of the securities, and has no right or obligation to repurchase any securitized loan. Santander UK has made some interest-bearing subordinated loans to these securitization companies.
We do not have any further transactions with unconsolidated entities other than those mentioned above.
We have no other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
F. Tabular disclosure of contractual obligations
The following table summarizes our contractual obligations by remaining maturity at December 31, 2009:

		More than	More than
Contractual obligations	Less than	1 year but	3 years but	More than
(in millions of euros)	1 year	less than 3 years	less than 5 years	5 years	Total

Deposits from credit institutions	39,003	5,238	4,962	1,578	50,781
Customer deposits	418,115	34,147	30,571	4,848	487,681
Marketable debt securities	67,366	50,302	31,498	57,324	206,490
Subordinated debt	6,039	1,714	3,097	25,955	36,805
Operating lease obligations	318	701	428	2,293	3,740
Purchase obligations	2	2	1	—	5
Other long-term liabilities (1)	—	—	—	10,629	10,629

Total	530,843	92,104	70,557	102,627	796,131

(1)	Other long-term liabilities relate to pensions and similar obligations
For a description of our trading and hedging derivatives, which are not reflected in the above table, see Note 36 to our consolidated financial statements.

For more information on our marketable debt securities and subordinated debt, see Notes 22 and 23 to our consolidated financial statements.
G. Other disclosures
Higher-Risk Loans
Grupo Santander does not have any significant exposure to higher-risk loans. Our credit profile is focused on retail banking with a medium-low risk profile and with broad diversification both by geography and segment and nearly 59% of the Group’s total loan portfolio is secured and, in most cases, by real estate.
Mortgages to individuals represent approximately 42% of the Group’s total lending. These mortgages are focused on our core markets, Spain and the UK, and are principal residence mortgages with a low risk profile, low non-performing ratios (below the ratios of our peers) and an acceptable coverage ratio. This low risk profile allows us to envisage a relatively minor impact at Group level and a low final estimated loss.
In Spain, at December 31, 2009, the loan portfolio and thus its risk profile mainly comprises primary residence loans, with an average loan to value ratio (LTV) of 52.4% and an affordability rate of 30.8%. Residential mortgages account for 25.8% of the total portfolio in Spain, of which 85% has a LTV under 80%.
The UK’s mortgage portfolio is focused on primary residence mortgages, with high quality risk in terms of LTV (56.2% as of December, 31, 2009). The mortgages with the highest risk profile (buy-to-let) account for a small percentage of the total (slightly more than 1%).
Due to the economic downturn, the portfolio of loans to real estate developers has been significantly reduced, especially in Spain. At December 31, 2009, it accounted for 1.6% of the Group’s total portfolio. The Group’s risk policies stipulate that these loans should be granted not just based on the quality of the projects but also on the credit quality of the clients.
Changes in Practices
There have not been any significant changes in policies and practices in response to the effects of the current economic environment that might affect the quality of the credit information presented. This is due to the fact that the following policies and practices already formed part of our normal course of business:
a) Medium-low risk profile of the portfolio
Our risk profile is characterized by the prevalence of primary residence loans and a low effort rate of loan approval, which leads to a medium-low risk profile for the mortgage portfolio. This is due to the establishment of risk management frameworks and policies that reflect our risk management principles.
In addition to the tasks performed by the internal audit division, the risk unit has a specific risk monitoring function for adequate credit quality control with local and global teams.
b) Suspended accrual interest of non-performing past-due assets
Balances are deemed to be impaired, and the interest accrual suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received to secure (fully or partially) collection of the related balances. For all non-performing past-due assets, any collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, is applied to reduce the principal amount outstanding. The amount of the financial assets that would be deemed to be impaired had the conditions thereof not been renegotiated, is not material with respect to the Group’s financial statements taken as a whole.
When the recovery of any recognized amount is considered unlikely, the amount is written off, without prejudice to any actions that we may initiate to seek collection.

c) Allowances for credit losses and internal model
As of July 2008, the Bank of Spain had approved for regulatory capital calculation purposes the Group’s internal models affecting the vast majority of the Group’s credit risk net exposure. The Bank of Spain will continue to review the models for the purpose of calculating allowances for loan losses. The calculation obtained based on the output parameters of internal models is consistent with the best estimate of the Group as to the probable losses using possible scenarios which rely on the approved internally developed models, and which constitute an appropriate basis for determining loan loss allowances. While these models are not yet approved by the Bank of Spain for loan loss allowance calculation, we are required to calculate the allowances according to the instructions described in Item 4 in our annual report on Form 20-F for the year ended December 31, 2009, and are subject to continuing review by Bank of Spain, and subsequent continuous improvement of the processes within our internal model. The difference between loan loss provisions calculated using internal models and those calculated under Bank of Spain guidance, was not material for each one of the three years ending December 31, 2009.
Declines in Collateral Value
Declines in collateral value are not relevant in our portfolio given that residential mortgages with LTV up to 90% amount to only 6% of the total Group’s lending as of December 31, 2009. When a mortgage with these characteristics is authorized, the Group’s polices establish that the client must provide additional guarantees such as more properties, insurance coverage or others.
Other
During 2009, the general deterioration of the economic environment had a negative effect on the evolution of non-performing loans and the cost of credit. This effect was softened by prudent risk management which kept non-performing loan and coverage ratios at reasonable levels. Both ratios compare well with those of our competitors.
The Group uses credit derivatives to cover loans and trading transactions. The volume of this activity is small compared to that of our peers and is subject to strict internal controls that minimize operational risk. Risk in these activities is controlled via a series of limits such as VaR, nominal by rating, sensitivity to the spread by rating and name, and sensitivity to the rate of recovery and to correlation. Jump-to-default limits are also set by geographic area, sector and liquidity.
Exposures related to complex structured assets
The Group has a very limited exposure to complex structured assets. See “Item 11. Quantitative and Qualitative Analysis About Market Risk—Part 10. Market Risk—Quantitative analysis—C.Exposures related to complex structured assets”.

Item 6. Directors, senior management and employees
A. Directors and senior management
We are managed by our board of directors, which currently consists of 19 members. In accordance with our By-laws (Estatutos), the board shall consist of at least 14 and not more than 22 members. Each member of the board is elected to a five-year term by our shareholders at a general meeting. Approximately one-fifth of the members are elected each year and members may be re-elected.
The 2010 annual general meeting will be held on June 11, 2010. At that meeting, Ángel Jado will be nominated for appointment as a new director. If he is approved, the board will increase to 20 members.
Our board of directors meets approximately nine times per year; however, in 2009 it met 11 times. Our board of directors elects our chairman, vice chairmen and chief executive officer from among its members. Between board meetings, lending and other board powers reside with the executive committee (comisión ejecutiva) and with the risk committee (comisión delegada de riesgos). The chairman is the Bank’s most senior officer and, as a result, all powers as may be delegated under Spanish law, our By-laws and the Rules and Regulations of the Board of Directors have been delegated to him1. The chairman leads the Bank’s management team, in accordance with the decisions made and the criteria set by our shareholders at the general shareholders’ meeting and by the board.
By delegation and under the direction of the board and of the chairman, the chief executive officer leads the business and assumes the Bank’s highest executive functions.
Our board has ultimate lending authority and it delegates such authority to the risk committee, which generally meets twice a week.
Members of our senior management are appointed and removed by the board.

[1]
The Rules and Regulations of the Board are available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate governance—Board of directors—Rules and Regulations of the Board of Directors”.

The current members of our board of directors are:

Name	Position with Santander	Director Since
Emilio Botín (1)	Chairman	1960
Fernando de Asúa	First vice chairman	1999
Alfredo Sáenz	Second vice chairman and chief executive officer	1994
Matías R. Inciarte (2)	Third vice chairman	1988
Manuel Soto	Fourth vice chairman	1999
Assicurazioni Generali, S.p.A.	Director	1999
Antonio Basagoiti	Director	1999
Ana P. Botín (1)	Director	1989
Javier Botín (1)	Director	2004
Lord Burns	Director	2004
Guillermo de la Dehesa	Director	2002
Rodrigo Echenique	Director	1988
Antonio Escámez	Director	1999
Francisco Luzón	Director	1997
Abel Matutes	Director	2002
Juan R. Inciarte (2)	Director	2008
Luis Ángel Rojo	Director	2005
Luis Alberto Salazar-Simpson	Director	1999
Isabel Tocino	Director	2007

(1)	Ana P. Botín and Javier Botín are daughter and son, respectively, of Emilio Botín.

(2)	Matías R. Inciarte and Juan R. Inciarte are brothers.

Our current executive officers are:

Name	Position with Banco Santander
Emilio Botín	Chairman of the board of directors and of the executive committee
Alfredo Sáenz	Second vice chairman of the board of directors and chief executive officer
Matías R. Inciarte	Third vice chairman of the board of directors and chairman of the risk committee
Ana P. Botín	Chairwoman, Banesto
Francisco Luzón	Director, executive vice president, America
Juan R. Inciarte	Director, executive vice president, strategy
José A. Alvarez	Executive vice president, financial management and investor relations
Nuno Amado	Executive vice president, Santander Totta
Ignacio Benjumea	Executive vice president, general secretariat
Juan Manuel Cendoya	Executive vice president, communications, corporate marketing and research
José María Espí	Executive vice president, risk
José María Fuster	Executive vice president, technology and operations
José Luis G. Alciturri	Executive vice president, human resources
Enrique G. Candelas	Executive vice president, Santander branch network — Spain
Juan Guitard	Executive vice president, internal auditing
Antonio H. Osorio	Chief executive officer, Santander UK
Adolfo Lagos	Executive vice president, global wholesale banking
Jorge Maortua	Executive vice president, global wholesale banking
Javier Marín	Executive vice president, global private banking and asset management
Jorge Morán	Executive vice president, insurance and global direct banking
César Ortega	Executive vice president, general secretariat
Javier Peralta	Executive vice president, risk
Jaime P. Renovales	Executive vice president, general secretariat
Marcial Portela	Executive vice president, America
Magda Salarich	Executive vice president, Santander Consumer Finance
José Tejón	Executive vice president, financial accounting and control
Jesús Ma Zabalza	Executive vice president, America
The following is a summary of the relevant business experience and principal business activities of our current directors and executive officers:
Emilio Botín (chairman of the board of directors and of the executive committee)
Born in 1934. He joined the board of directors of Banco Santander in 1960 and was appointed chairman of the board in 1986.

Fernando de Asúa (first vice chairman of the board of directors and chairman of the appointments and remuneration committee)
Born in 1932. Former vice chairman of Banco Central Hispanoamericano from 1991 to 1999. He was appointed director in April 1999 and first vice chairman in July 2004. He is a former chairman of IBM España, S.A. and he is currently the honorary chairman. In addition, he is a non-executive vice chairman of Técnicas Reunidas, S.A. and non-executive vice chairman of Constuctora Inmobiliaria Vasco-Atagonesa, S.A.
Alfredo Sáenz (second vice chairman of the board of directors and chief executive officer)
Born in 1942. Former chief executive officer and vice chairman of Banco Bilbao Vizcaya and chairman of Banca Catalana until 1993. In 1994, he was appointed chairman of Banesto and in February 2002, second vice chairman and chief executive officer of Santander.
Matías R. Inciarte (third vice chairman of the board of directors and chairman of the risk committee)
Born in 1948. He joined Banco Santander in 1984 and was appointed executive vice president and chief financial officer in 1986. He was appointed director in 1988 and second vice chairman in 1994. He is a non-executive director of Banesto, Sanitas, S.A. de Seguros and Financiera Ponferrada, S.A., SICAV and since 2008, president of the Fundación Príncipe de Asturias. Prior to joining Banco Santander, he was minister of the presidency of the Spanish Government from 1981 to 1982.
Manuel Soto (fourth vice chairman of the board of directors)
Born in 1940. He was appointed director in April 1999. He is a non-executive vice chairman of Indra Sistemas, S.A. and a non-executive director of Corporación Financiera Alba, S.A and Cartera Industrial REA, S.A. In addition, he was formerly chairman of Arthur Andersen’s Global Board and manager for EMEA (Europe Middle East and Africa) and India.
Assicurazioni Generali, S.p.A. (“Assicurazioni”)
An Italian insurance company represented on our board by its chairman, Antoine Bernheim. Assicurazioni is a former director of Banco Central Hispanoamericano from 1994 to 1999. Assicurazioni was appointed director in April 1999.
Antoine Bernheim (Representative of the company director Assicurazioni)
Born in 1924. He joined the board of directors of Assicurazioni Generali in 1973, becoming the company’s vice chairman in 1990 and chairman from 1995 to 1999. He was re-elected chairman in 2002. He is vice chairman of the supervisory board of Intesa Sanpaolo S.p.A., vice chairman of the Assicurazioni group’s subsidiary Alleanza Toro S.p.A., member of the board of Mediobanca, vice chairman of LVMH and of Bolloré Investissement. Antoine Bernheim is also a director of Generali France, Generali Deutchland AG, Generali España Holding Entidades de Seguros S.A., BSI, Generali Holding Vienna and Christian Dior S.A. Finally, he is a member of the supervisory board of Eurazeo.
Antonio Basagoiti
Born in 1942. Former executive vice president of Banco Central Hispanoamericano. He was appointed director in July 1999. He is a non-executive proprietary vice chairman of Faes Farma, S.A., a non-executive director of Pescanova, S.A. and member of the external advisory committee of A.T. Kearney. He is a former chairman of Unión Fenosa, S.A.
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

Javier Botín
Born in 1973. He was appointed director in July 2004. He is chairman and chief executive officer of JB Capital Markets, Sociedad de Valores, S.A.
Lord Burns
Born in 1944. He was appointed director in December 2004. He is also a non-executive chairman of Santander UK plc and Alliance & Leicester plc. In addition, he is chairman of Channel Four Television Corporation, a non-executive chairman of Glas Cymru (Welsh Water) and a non-executive director of Pearson Group plc. He was Permanent Secretary to the UK Treasury and chaired the UK Parliamentary Financial Services and Markets Bill Joint Committee and was a non-executive chairman of Marks & Spencer Group plc and a non-executive director of British Land plc and Legal & General Group plc.
Guillermo de la Dehesa
Born in 1941. Former secretary of state of economy and secretary general of commerce of the Spanish Government and chief executive officer of Banco Pastor. He is a state economist and Bank of Spain’s office manager (on leave). He was appointed director in June 2002. He is an international advisor of Goldman Sachs International, and a non-executive director of Campofrío Food Group, S.A. and Amadeus IT Holding, S.A. He is also chairman of the Centre for Economic Policy Research (CEPR) in London, member of the Group of Thirty of Washington, chairman of the board of trustees of the IE Business School and non-executive chairman of Aviva Grupo Corporativo, S.L. and Aviva Vida y Pensiones, S.A. de Seguros y Reaseguros.
Rodrigo Echenique
Born in 1946. Former director and chief executive officer of Banco Santander, S.A. from 1988 to 1994.
Antonio Escámez
Born in 1951. Former director and executive vice president of Banco Central Hispanoamericano from 1988 to 1999. He was appointed director in April 1999. He is also a non-executive chairman of Santander Consumer Finance, S.A., Open Bank, S.A. and Arena Communications Network, S.L., and a non-executive vice chairman of Attijariwafa Bank.
Francisco Luzón
Born in 1948. He joined Banco Santander in 1996 as executive vice president, adjunct to the chairman. Former chairman of Banco Exterior de España (from 1988 to 1996), Caja Postal (from 1991 to 1996), Corporación Bancaria de España (from 1991 to 1996) and of Argentaria (1996). He is also a non-executive director of Industria de Diseño Textil, S.A., world vice chairman of Universia and vice-chairman of the Spanish National Library.
Abel Matutes
Born in 1941. He joined Banco Santander in 2002 as member of the board. Former foreign minister of the Spanish Government and EU commissioner for the portfolios of Loans and Investment, Financial Engineering and Policy for Small and Medium-sized Companies (1989); North-South Relations, Mediterranean Policy and Relations with Latin America and Asia (1989) and of the Transport and Energy and Supply Agency of Euroatom (1993). He is also a chairman of Grupo de Empresas Matutes, and director of FCC Construcción, S.A. and TUI AG.
Juan R. Inciarte
Born in 1952. He joined Banco Santander in 1985 as director and executive vice president of Banco Santander de Negocios. He was appointed executive vice president in 1989 and was a director of Banco Santander from 1991 to 1999. He was appointed director in January 2008. He is also a non-executive vice chairman of Santander UK plc and a director of Santander Consumer Finance, S.A., Alliance & Leicester plc and RFS Holdings.

Luis Ángel Rojo (chairman of the audit and compliance committee)
Born in 1934. He joined Banco Santander in 2005 as a member of the board. Former head of economics, Statistics and Research Department, deputy governor and governor of the Bank of Spain. He has been a member of the Governing Council of the European Central Bank, vice chairman of the European Monetary Institute, member of United Nations’ Development Planning Committee and treasurer of the International Association of Economy. He is a member of the Royal Academy of Moral and Political Sciences and of the Royal Academy of the Spanish Language.
Luis Alberto Salazar-Simpson
Born in 1940. He joined Banco Santander in 1999 as a member of the board. He is chairman of France Telecom España, S.A.
Isabel Tocino
Born in 1949. She joined Banco Santander in 2007 as a member of the board. Former minister for environment of the Spanish Government, former chairwoman of the European Affairs and of the Foreign Affairs Committees of Spanish Congress. She is currently an elected member of the Spanish State Council, a professor of the Complutense University of Madrid, a non-executive director of Televisión Autonómica de Madrid, S.A. (Telemadrid), Diagonal Gest and Climate Change Capital and a member of the Royal Academy of Doctors.
José A. Alvarez
Born in 1960. He joined the Bank in 2002. In 2004, he was appointed executive vice president, Financial Management and Investor Relations.
Nuno Amado
Born in 1959. He joined the Bank in 1997 as a member of the executive committee of BCI/Banco Santander Portugal. In December 2004, he was appointed director and vice chairman of Santander Totta’s executive committee. In July 2006, he was appointed executive vice president. Also in 2006, he was appointed Santander Totta’s chief executive officer.
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
Juan Manuel Cendoya
Born in 1967. Former manager of the Legal and Tax Department of Bankinter, S.A. from 1999 to 2001. He joined the Bank in July 2001 as executive vice president, communications, corporate marketing and research.
José María Espí
Born in 1944. He joined the Bank in 1985 and, in 1988, was appointed executive vice president, human resources. In 1999 he was appointed executive vice president, risk. He is also chairman of Unión de Crédito Inmobiliario, S.A., E.F.C. and director of UCI, S.A.
José María Fuster
Born in 1958. He joined the Group in 1988. In 2004, he was appointed chief information officer of Grupo Santander. In the same year, he was also named member of the board of Abbey National plc and the board of Advisors of IBM Corporation. In 2006, he was appointed executive director of Banesto and, in 2007, executive vice president of technology and operations at Banco Santander. Presently, José María Fuster is also a director of Ingeniería de Software Bancario, S.A. (ISBAN).

José Luis G. Alciturri
Born in 1949. He joined the Bank in 1996. Since November 2003, he has been responsible for the Group’s human resources. In 2007, he was appointed executive vice president.
Enrique G. Candelas
Born in 1953. He joined Banco Santander in 1975 and was appointed senior vice president in 1993. He was appointed executive vice president, Santander Branch Network Spain in January 1999.
Juan Guitard
Born in 1960. Former general secretary of the board of Banco Santander de Negocios (from 1994 to 1999) and manager of the investment banking department of the Bank (from 1999 to 2000). He rejoined the Bank in 2002, being appointed executive vice president, vice-secretary general of the board. On March 15, 2009, he was appointed head of internal auditing.
Antonio H. Osorio
Born in 1964. He joined Banco Santander in 1993 and was appointed executive vice president, Portugal, in January 2000 having previously been CEO of Banco Santander in Brazil. He was chairman of the executive committee of Banco Santander Totta, S.A., chairman of the executive committee of Banco Santander de Negocios Portugal, S.A. and non-executive director of Santander UK. In 2006, he was appointed chief executive officer of Santander UK and in 2008 he was appointed chief executive officer of Alliance & Leicester. In 2009, he was appointed non-executive director to the Court of the Bank of England.
Adolfo Lagos
Born in 1948. Former chief executive officer of Grupo Financiero Serfin since 1996. He was appointed executive vice president, America, in October 2002 and executive vice president, global wholesale banking, in April 2003.
Jorge Maortua
Born in 1961. Former executive vice president of Banesto since 2001. He joined the Bank in 2003 as head of global treasury and was appointed executive vice president, global wholesale banking, in 2004.
Javier Marín
Born in 1966. He joined the Bank in 1991. After serving in various positions within the Group, he was appointed executive vice president of the global private banking division in 2007. In November 2009, he was appointed head of the asset management and global private banking division.
Jorge Morán
Born in 1964. He joined the Bank in 2002. He was appointed executive vice president, asset management and insurance, in 2004. In December 2005, he was appointed executive vice president and chief operating officer of Santander UK and, in 2006, executive vice president in charge of insurance and global direct banking.
César Ortega
Born in 1954. He joined the Bank in 2000 and was appointed executive vice president, general secretariat, in 2006. He is also a non-executive director of Fomento de Construcciones y Contratas, S.A.

Javier Peralta
Born in 1950. He joined the Bank in 1989 and was appointed executive vice president in 1993. In 2002, he was appointed executive vice president, risk.
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
Magda Salarich
Born in 1956. She joined the Bank in 2008 as executive vice president responsible for Santander’s Consumer Finance Division. Previously, she has held several positions in the automobile industry, including the position of director and executive vice president of Citroën España and head of commerce and marketing for Europe of Citroën Automobiles.
José Tejón
Born in 1951. He joined the Bank in 1989. In 2002, he was appointed executive vice president, financial accounting and control.
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
See also Item 7 of Part I, “Major Shareholders and Related Party Transactions — A. Major Shareholders– Shareholders’ agreements”.

B. Compensation
Directors’ compensation
By-law stipulated fees
Article 58 of the Bank’s current Bylaws was approved at the annual shareholders’ meeting held on June 21, 2008 and provides that the directors will be entitled to receive 1% of the Bank’s net profit for such year for discharging their duties as members of the board of directors, including annual retainer and attendance fees. However, the board of directors may resolve to reduce this percentage. Previously, the 1% limit applied only with respect to the annual retainer and did not include attendance fees.
The amount set by the board of directors for 2009, calculated pursuant to the aforementioned Article 58 of the Bylaws, was 0.144% of the Bank’s profit for 2009, compared to 0.124% and 0.157% in 2008 and 2007, respectively, in like-for-like terms. At the proposal of the appointments and remuneration committee, on December 21, 2009 the board resolved to leave the annual retainer for 2009 unchanged from 2008.
Previously, at the board meeting held on December 22, 2008, the directors resolved to reduce the annual retainer corresponding to the directors for 2008 by 10% compared to 2007, and established the following retainer amounts (the respective proportional amounts were allocated to any directors who did not sit on the board for the whole year): €106,300 gross retainer per director in 2009 and 2008 (2007: €118,100) and each member of the following board committees received the following gross retainers in 2009 and 2008: executive committee, €213,200 (2007: €236,900); audit and compliance committee, €50,000 (2007: €55,000); appointments and remuneration committee, €30,000 (2007: €33,000). Also, the first vice chairman and the fourth vice chairman received a gross amount of €36,000 each in 2009 and 2008 (2007: €40,000).
Furthermore, the directors receive fees for attending board and committee meetings, excluding executive committee meetings.
The amounts of the fees for attending the meetings of the board of directors and of the board committees (excluding the executive committee) were the same in 2009 and 2008 and will remain unchanged for 2010, as resolved by the board on December 21, 2009. These attendance fees were approved by the directors at the board meeting held on December 17, 2009 in the following amounts:
• Board of directors: €2,540 for resident directors and €2,057 for non-resident directors.
• Risk committee and audit and compliance committee: €1,650 for resident directors and €1,335 for non-resident directors.
• Other committees: €1,270 for resident directors and €1,028 for non-resident directors.

Salary compensation
Following is the detail of the salaries received by the Bank’s executive directors: Emilio Botín, Alfredo Sáenz, Matías R. Inciarte, Ana P. Botín, Francisco Luzón and Juan R. Inciarte, who took office as member of the board of directors on March 24, 2008.

	Thousands of Euros
	2009	2008	2007 (*)

Total salaries	25,784	25,489	24,315
Of which: variable remuneration in cash (or bonus)	15,240	15,240	16,088

(*)	The balances for 2007 do not include the remuneration for Juan R. Inciarte and, therefore, are not comparable.
The amounts of fixed salary remuneration received by the executive directors in 2009 were approved at the board meeting held on December 22, 2008, at the proposal of the appointments and remuneration committee, with the exception of the fixed salary remuneration of Ana P. Botín, which was approved by the directors at the board meeting held on January 26, 2009, also at the proposal of the appointments and remuneration committee.
At the meeting held on December 17, 2009, the appointments and remuneration committee proposed to the board of directors that the variable salary remuneration to be received in cash (or bonus) by all the executive directors in 2009 be maintained at the same amounts as in 2008. This proposal was approved by the directors at the board meeting held on December 21, 2009. Previously, at the board meetings of December 22, 2008 and January 26, 2009, the directors resolved to reduce these amounts by 15% as compared to 2007 (10% in the case of Ana P. Botín).

The detail, by director, of the remuneration earned by the Bank’s directors in 2009 is as follows:

	Thousands of Euros
	2009												2008	2007
	Bylaw-Stipulated Retainers
										Other
	Annual Retainer				Attendance Fees		Salary of Executive Directors (1)			Remuneration
								Variable
				Appointments				Remuneration
			Audit and	and				in Cash (or		Share
		Executive	Compliance	Remuneration		Other	Fixed	Bonus)		Plan
Directors	Board	Committee	Committee	Committee	Board	Fees	Remuneration	(a)	Total	(b)	Other	Total	Total	Total

Emilio Botín	106	213	—	—	25	5	1,344	1,987	3,331	310	1	3,992	5,420	3,910
Fernando de Asúa	142	213	50	30	25	188	—	—	—	—	—	647	642	677
Alfredo Sáenz	106	213	—	—	25	5	3,703	4,745	8,447	837	602	10,237	9,295	9,604
Matías R. Inciarte	106	213	—	—	25	162	1,710	2,503	4,213	398	221	5,339	6,541	5,154
Manuel Soto	142	—	50	30	25	31	—	—	—	—	—	277	274	306
Assicurazioni Generali, SpA.	123	—	—	—	10	—	—	—	—	—	—	134	140	143
Antonio Basagoiti	106	213	—	—	25	158	—	—	—	—	7	510	517	523
Ana P. Botín	106	213	—	—	25	5	1,294	1,786	3,081	203	13	3,647	4,021	3,517
Javier Botín (2)	106	—	—	—	23	—	—	—	—	—	—	129	129	143
Lord Terence Burns	106	—	—	—	19	—	—	—	—	—	—	125	123	135
Guillermo de la Dehesa	106	213	—	30	25	11	—	—	—	—	—	386	384	427
Rodrigo Echenique (**)	106	213	—	30	25	10	—	—	—	—	33	418	443	562
Antonio Escámez	106	213	—	—	23	157	—	—	—	—	38	537	535	550
Francisco Luzón	106	213	—	—	25	3	1,505	2,753	4,258	333	872	5,811	6,851	5,620
Abel Matutes	106	—	50	—	20	16	—	—	—	—	—	192	194	213
Juan R. Inciarte (*)	106	—	—	—	25	106	987	1,466	2,453	322	108	3,121	3,830	—
Luis Ángel Rojo	106	—	50	30	15	24	—	—	—	—	—	225	229	249
Luis Alberto Salazar-Simpson	106	—	50	—	25	21	—	—	—	—	—	202	198	214
Isabel Tocino (***)	106	—	—	—	25	—	—	—	—	—	—	132	129	103

Mutua Madrileña Automovilística (3)	—	—	—	—	—	—	—	—	—	—	—	—	—	153

Total 2009	2,108	2,132	248	149	440	900	10,544	15,240	25,784	2,403	1,897	36,061	—	—

Total 2008	2,084	2,132	248	149	411	942	10,249	15,240	25,489	6,612	1,827	—	39,894	—

Total 2007	2,324	2,370	275	165	424	813	8,227	16,088	24,315	—	1,517	—	—	32,203

(*)	Appointed as member of the Bank’s board of directors on January 28, 2008, Juan R. Inciarte took office and was appointed as a member of the risk committee on March 24, 2008.

(**)	Ceased to be a member of the risk committee on March 24, 2008.

(***)
Appointed by co-optation by the board of directors at its meeting on March 26, 2007, Isabel Tocino took office at the meeting held on April 23, 2007. Her appointment was ratified by the shareholders at the annual shareholders’ meeting held on June 23, 2007.

(a)	Relating to 2009.

(b)	Amounts received in 2009 in respect of the variable remuneration in shares granted through the I-09 plan approved by the shareholders at the general meeting held on June 23, 2007.

(1)	Recognized under personnel expenses in the income statement of the Bank, except for the salary of Ana P. Botín, which is recognized at Banco Español de Crédito, S.A.

(2)	Amounts contributed to Marcelino Botín foundation.

(3)	Ceased to be a director on December 19, 2007.

Other remuneration
The total amount recorded under “Other remuneration — share plan” as of December 31, 2009 in the foregoing table of €2.4 million relates to the variable remuneration received in the form of Banco Santander, S.A. shares in 2009 under the I-09 incentive plan (I-09 plan) for directors approved at the general shareholders’ meeting on June 23, 2007. The total amount of €6.6 million as of December 31, 2008 relates to the variable share-based remuneration received in 2008 by the Bank’s directors through the exercise of Banco Santander, S.A. share options granted under the I-06 incentive plan (I-06 plan) approved at the annual shareholders’ meeting of Banco Santander, S.A. held on June 18, 2005 and, in the case of Ana P. Botín, through the delivery of shares of Banco Español de Crédito, S.A. under an incentive plan for executives of that entity approved at its annual shareholders’ meeting held on February 28, 2006.
The amounts recorded under “Other remuneration — Other” include, among others, the life and medical insurance costs borne by the Group relating to the Bank’s directors.
Compensation to the board members as representatives of the Bank and to senior management
Representation on other boards
By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the boards of directors of listed companies in which the Bank has a stake (at the expense of those companies) and which relates to appointments made after March 18, 2002, will accrue to the Group. The remuneration received by such directors was as follows:

		Thousands of Euros
	Company	2009	2008	2007

Emilio Botín	Shinsei Bank, Ltd.	30.1	53.0	50.1
Fernando de Asúa	CEPSA	100.2	97.2	97.2
Antonio Escámez	Attijariwafa Bank Société Anonyme	5.0	14.8	9.9

		135.3	165.0	157.2

Emilio Botín ceased to discharge his duties as director of Shinsei Bank, Ltd. on June 23, 2009 and received compensation of €73,100.
Also, in each year from 2005 through 2008, Emilio Botín received options to acquire shares of Shinsei Bank, Ltd. (Shinsei) as follows: 10,000 shares at a price of JPY 416 per share in 2008; 10,000 shares at a price of JPY 555 per share in 2007; 25,000 shares at a price of JPY 825 per share in 2006; and 25,000 shares at a price of JPY 601 per share in 2005. At December 31, 2009, the market price of the Shinsei share was JPY 101 and, therefore, regardless of the stipulated exercise periods, the options granted in each of those years would not have given rise to any gains had they been exercised.
Fernando Asúa ceased to discharge his duties as director of CEPSA on October 1, 2009 after the Group sold its ownership interest in that company.
Furthermore, the other directors of the Bank earned a total of €663,000 in 2009 as members of the boards of directors of Group companies (2008: €729,000; 2007: €750,000), the detail being as follows: Lord Burns (Santander UK Plc), €585,000; Rodrigo Echenique (Banco Banif, S.A.), €36,000; and Matías R. Inciarte (U.C.I., S.A.), €42,000.
Senior management
The following table details the remuneration paid to the Bank’s executive vice presidents, excluding executive directors’ remuneration, in 2009, 2008 and 2007:

		Thousands of Euros
	Number of	Salary			Other
Year	Managers (1)	Fixed	Variable	Total	Remuneration	Total

2007	26	19,504	42,768	62,272	10,092	72,364
2008	24	21,219	34,674	55,893	27,598	83,491
2009	24	21,512	36,468	57,980	16,745	74,725

(1)
At some point in the year they occupied the position of executive vice president. The amounts reflect the annual remuneration regardless of the number of months in which the position of executive vice president was occupied.

The foregoing table includes all the items of remuneration paid to the senior managers, including life insurance premiums (€1,148,000 in 2009 and €1,029,000 in 2008), termination or retirement benefits, and share-based remuneration systems. The variable share-based remuneration, which totaled €5,982,000 in 2009, related to the 746,756 Banco Santander, S.A. shares received by the executive vice presidents under the I-09 plan. Also in 2008, €22,410,000 was allocated due to the exercise by the executive vice presidents of 5,317,978 Santander share options under the I-06 plan and the delivery of Banesto shares under the incentive plan for executives approved at Banesto’s general shareholders’ meeting held on February 28, 2006. No remuneration of this kind was paid in 2007.
Pension commitments, other insurance and other items
The total balance of supplementary pension obligations assumed by the Group over the years to its current and retired employees (covered mostly by in-house provisions which amounted to €10,629 million at December 31, 2009), includes the obligations to those who have been directors of the Bank during the year and who discharge (or have discharged) executive functions. The total pension obligations to these directors, together with the total sum insured under life insurance policies and other items, amounted to €292 million at December 31, 2009 (December 31, 2008: €311 million; December 31, 2007: €264 million).
The following table provides information on: (i) the pension obligations assumed and covered by the Group; and (ii) other insurance, which includes premiums that are paid by the Group and the related cost which is included in the Other remuneration column in the table of page 138 above, in both cases in respect of the Bank’s executive directors:

	Thousands of Euros
	2009		2008		2007
	Accrued		Accrued		Accrued
	Pension	Other	Pension	Other	Pension	Other
	Obligations	Insurance	Obligations	Insurance	Obligations	Insurance

Emilio Botín	24,642	—	25,579	—	22,926	—
Alfredo Sáenz	85,740	11,108	80,049	10,785	68,070	9,378
Matías R. Inciarte	52,536	5,131	50,894	4,982	44,226	4,529
Ana P. Botín	23,775	1,403	21,737	1,403	17,975	1,403
Francisco Luzón	53,513	9,031	53,083	7,624	45,468	7,624
Juan R. Inciarte	10,969	2,961	9,918	2,875	—	—

	251,175	29,634	241,260	27,669	198,665	22,934

The amounts in the “Accrued Pension Obligations” column in the foregoing table relate to the accrued present value of the future annual payments to be made by the Group. These amounts were obtained using actuarial calculations and cover the obligations to pay the respective calculated pension supplements. In the case of Emilio Botín, Alfredo Sáenz, Matías R. Inciarte and Ana P. Botín, these supplements were calculated as 100% of the sum of the fixed annual salary received at the date of effective retirement plus 30% of the arithmetical mean of the last three variable salary payments received. In the case of Francisco Luzón, added to the amount calculated above are the amounts received by him in the year before retirement or early retirement in his capacity as a member of the board of directors or the committees of the Bank or of other Group companies and, in addition, in the case of Juan R. Inciarte, 100% of the gross fixed annual salary received at the date of effective retirement.
On December 17, 2007, March 24, 2008, July 21, 2008 and April 28, 2009, the board of directors of the Bank resolved to authorize a change in the contracts of the executive directors and the other members of the Bank’s senior management -the senior executives- granting them the right, on the date of retirement -or pre-retirement, as appropriate- to opt to receive their accrued pensions in full but not in part -or amounts similar thereto- in the form of an annuity or a lump sum. In order to be financially neutral for the Group, the amount to be received in the form of a lump sum by the beneficiary at the date of retirement must be the aliquot part of the market value of the assets assigned to cover the mathematical provisions of the policy instrumenting these commitments to senior executives. The senior executives who are still in service on reaching the age of retirement -or who at the date of the contract entered into have passed the age of retirement- must state whether they wish to opt for this form of benefit. Should the senior executive subsequently die while still in service and prior to retirement, the lump sum of the pension will be paid to his/her heirs. Also, by virtue of the aforementioned resolutions of the board of directors, these contracts were adapted to the current Bylaws (Articles 49.2 and 58.4) and to the new pensions regime.
In 2009, Emilio Botín and Alfredo Sáenz, who have passed the age of retirement, exercised the option to receive their respective accrued pensions as a lump sum on the date of their respective effective retirement. The amounts included in the foregoing table in respect of the pensions accruing to these directors are those relating to the aforementioned lump sums, and no further amounts will accrue in respect of pensions after the retirement dates. The lump sums will be increased at an agreed-upon interest rate.

Furthermore, at the board meeting held on December 21, 2009, the Bank’s directors resolved that the executive directors -and other members of senior management who are beneficiaries or defined benefit plans and have not reached the age of retirement- may opt, upon reaching the age of 60 and on each of their following birthdays until they are 64 years of age, to receive their accrued pensions as a lump sum, which will be determined at the exercise date of this option and which they (or their heirs in the event of death) will be entitled to receive when they retire or are declared to be disabled. Upon exercise of this option, no further pension benefit will accrue and the lump sum to be received, which will be increased at an agreed-upon interest rate, will be fixed. Also, any person who exercises this option must undertake not to retire early or to retire, in both cases at his/her own request, within two years from the exercise date.
Lastly, the board of directors resolution referred to in the preceding paragraph also regulates the impact of the deferral of the computable variable remuneration on the determination of the pension obligations (or similar amounts), in the form of an annuity or a lump sum, for pre-retirement, early retirement or normal retirement.
Pension provisions recognized and reversed in 2009 amounted to €5,703,000 and €4,000, respectively (2008: €26,974,000 and €11,000, respectively; 2007: €21,615,000 and €580,000, respectively).
Additionally, other directors have life insurance policies whose cost is borne by the Group, the related insured sum being €3 million at December 31, 2009 (2008 and 2007: €3 million). Also, payments made in 2009 to board members entitled to post-employment benefits totaled €2.6 million.
Share-based payments
Pursuant to Spanish law and our By-laws, the decision to grant compensation linked to the Bank’s common shares must be made by the shareholders acting at a general shareholders’ meeting, at the proposal of the board of directors, following receipt of a report from the appointments and remuneration committee. Our policy provides that only executive directors may be beneficiaries of compensation systems consisting of the delivery of shares or rights thereto.

The details of these plans granted to directors (see Note 47 to our financial statements) are as follows:
i) I-06 plan
In 2004, a long-term incentive plan (I-06) was designed which, consists of options on shares of the Bank and is tied to the achievement of two targets which have been achieved. The exercise period was from January 15, 2008 to January 15, 2009. The executive directors are beneficiaries of this plan; the number of Bank share options held by them is indicated below:

	Options			Options Exercised
	at				Number		Market	Remuneration	Options		Options		Date of	Date of
	December 31,	Exercise	Options	Number of	of Shares	Exercise	Price	Allocated	at	Number of	at	Exercise	Commencement	Expiry of
	2005,	Price	Granted	Options	Acquired	Price	Applied	(Thousands	December 31,	Options	December 31,	Price	of Exercise	Exercise
	2006 and 2007	(Euros)	Number	Exercised	(***)	(Euros)	(Euros)	of Euros)	2008	Cancelled	2009	(Euros)	Period	Period

I-06 plan
Emilio Botín	541,400	9.09	—	(541,400)	541,400	9.09	12.40	1,780	—	—	—	—	—	—
Alfredo Sáenz	1,209,100	9.09	—	—		—	—	—	1,209,100	(1,209,100)	—	9.09	01/15/08	01/15/09
Matías R. Inciarte	665,200	9.09	—	(332,600)	67,901	9.09	14.12	1,661	332,600	(332,600)	—	9.09	01/15/08	01/15/09
Ana P. Botín (*)	293,692	9.09	—	—		—	—	—	293,692	(293,692)	—	9.09	01/15/08	01/15/09
Francisco Luzón	639,400	9.09	—	(300,000)	60,656	9.09	14.04	1,473	339,400	(339,400)	—	9.09	01/15/08	01/15/09
Juan R. Inciarte (**)	419,000	9.09	—	(419,000)	419,000	9.09	11.72	1,090	—	—	—	—	—	—

	3,767,792	9.09		(1,593,000)				6,004	2,174,792	(2,174,792)	—	9.09

(*)	Approved by Banesto’s shareholders at its annual shareholders’ meeting on February 28, 2006.

(**)
Juan R. Inciarte was appointed as member of the board of directors in 2008. The data on his options for prior dates relate to the options granted to him as an executive prior to his appointment as director.

(***)
Under the three-year I-06 incentive plan (see Note 47 to our consolidated financial statements), each purchase option granted entitles the beneficiary to acquire one Bank share at a price of €9.09, and the number of shares acquired on the exercise of the options is determined on the basis of the settlement method used, which can be cash for stock or cashless for cash. In the case of cash-for-stock settlements, the number of shares granted as consideration for the payment in cash of the exercise price is equal to the number of options exercised.

As detailed in the foregoing table, the remuneration allocated to executive directors due to the exercise of Banco Santander, S.A. share options under the I-06 incentive plan (see Note 47 to our consolidated financial statements) amounted to €6,004,000 in 2008. Additionally, the remuneration allocated to Ana P. Botín due to the delivery of Banesto shares under the incentive plan for executives approved by the shareholders at the annual shareholders’ meeting of this entity on February 28, 2006 amounted to €608,000. The share options under I-06 plan that had not been exercised at December 31, 2008 expired on January 15, 2009.

ii) Performance share plan
This plan, which provides for deferred variable remuneration in shares of the Bank, will involve successive three-year cycles of share deliveries to the beneficiaries, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end.
The table below shows the maximum number of options granted to each executive director in each cycle and the number of shares received under the I-09 plan. As established under this plan, the number of shares received was determined by the degree of achievement of the targets to which the plan was tied, and fell short of the maximum number.

	Rights	Rights	Shares	Rights	Rights		Share
	at December	Granted	Delivered	Cancelled	at December	Grant	Delivery
	31, 2008	(Number)	(Number)	(Number)	31, 2009	Date	Deadline

I-09 plan:
Emilio Botín	41,785	—	(37,937)	(3,848)	—	06/23/07	07/31/09
Alfredo Sáenz	110,084	—	(99,945)	(10,139)	—	06/23/07	07/31/09
Matías R. Inciarte	53,160	—	(48,264)	(4,896)	—	06/23/07	07/31/09
Ana P. Botín (*)	27,929	—	(25,357)	(2,572)	—	06/23/07	07/31/09
Francisco Luzón	44,749	—	(40,628)	(4,121)	—	06/23/07	07/31/09
Juan R. Inciarte (**)	43,322	—	(39,332)	(3,990)	—	06/23/07	07/31/09

	321,029	—	(291,463)	(29,566)	—

I-10 plan:
Emilio Botín	62,589	—	—	—	62,589	06/23/07	07/31/10
Alfredo Sáenz	164,894	—	—	—	164,894	06/23/07	07/31/10
Matías R. Inciarte	79,627	—	—	—	79,627	06/23/07	07/31/10
Ana P. Botín (*)	41,835	—	—	—	41,835	06/23/07	07/31/10
Francisco Luzón	67,029	—	—	—	67,029	06/23/07	07/31/10
Juan R. Inciarte (**)	64,983	—	—	—	64,983	06/23/07	07/31/10

	480,957	—	—	—	480,957

I-11 plan:
Emilio Botín	68,848	—	—	—	68,848	06/21/08	07/31/11
Alfredo Sáenz	189,628	—	—	—	189,628	06/21/08	07/31/11
Matías R. Inciarte	87,590	—	—	—	87,590	06/21/08	07/31/11
Ana P. Botín (***)	46,855	—	—	—	46,855	06/21/08	07/31/11
Francisco Luzón	77,083	—	—	—	77,083	06/21/08	07/31/11
Juan R. Inciarte	50,555	—	—	—	50,555	06/21/08	07/31/11

	520,559	—	—	—	520,559

I-12 plan:
Emilio Botín	—	82,941	—	—	82,941	06/19/09	07/31/12
Alfredo Sáenz	—	228,445	—	—	228,445	06/19/09	07/31/12
Matías R. Inciarte	—	105,520	—	—	105,520	06/19/09	07/31/12
Ana P. Botín	—	56,447	—	—	56,447	06/19/09	07/31/12
Francisco Luzón	—	92,862	—	—	92,862	06/19/09	07/31/12
Juan R. Inciarte	—	60,904	—	—	60,904	06/19/09	07/31/12

	—	627,119	—	—	627,119

(*)
Without prejudice to the Banesto shares relating to Ana P. Botín by virtue of the Banesto Share-Based Payment Incentive Plan approved by the shareholders at the annual shareholders’ meeting of Banesto held on June 27, 2007, the maximum number of shares shown in the foregoing table relates to the aforementioned executive director, based on the resolution adopted at the aforementioned annual shareholders’ meeting.

(**)	Juan R. Inciarte was appointed as member of the board of directors in 2008. The data on his options include the options granted to him as an executive prior to his appointment as director.

(***)
Without prejudice to the Banesto shares that might correspond to Ana P. Botín by virtue of the Banesto Share-Based Incentive Plan approved by the shareholders at the annual shareholders’ meeting of Banesto held on February 24, 2010, the maximum number of shares shown in the foregoing table relates to the aforementioned executive director in accordance with the resolution adopted at Banesto’s general shareholders’meeting.

iii) Obligatory investment share plan
Pursuant to the Obligatory investment share plan (see Note 47 to our consolidated financial statements), prior to February 29, 2008, February 28, 2009 and February 28, 2010, the current executive directors acquired as deferred share-based variable remuneration the number of Bank shares shown in the table below, which represented a cost of €1.5 million in 2008, €0.8 million in 2009 and €1.5 million in 2010. Executive directors who hold the shares acquired through the Obligatory investment and remain in the Group’s employ for three years from the date on which the Obligatory investment is made will be entitled to receive the same number of Bank shares as that composing their initial Obligatory investment.
The annual shareholders’ meeting of June 19, 2009 introduced, for the third cycle, an additional requirement to that of remaining in the Bank’s employ, namely, that in the three-year period from the investment in the shares none of the following circumstances may arise: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations (including, in particular, risk regulations) applicable to the executive in question; or (iii) a material restatement of the Bank’s financial statements, except if required pursuant to a change in accounting standards.

	3rd Cycle	2nd Cycle	1st Cycle
Executive Directors	2010-2012	2009-2011	2008-2010

Emilio Botín	20,515	19,968	16,306
Alfredo Sáenz	49,000	47,692	37,324
Matías R. Inciarte	25,849	25,159	20,195
Ana P. Botín (*)	18,446	16,956	13,610
Francisco Luzón	28,434	27,675	22,214
Juan R. Inciarte	15,142	14,738	14,617

	157,386	152,188	124,266

(*)
In accordance with the resolution adopted by the shareholders at the annual shareholders’ meeting of Banco Santander held on June 23, 2007, the maximum number of shares relating to Ana P. Botín for the 2008-2010 cycle is that shown in the foregoing table, as approved by the annual shareholders’ meeting of Banesto held on June 27, 2007. Also, the maximum number of shares relating to Ana P. Botín for the 2009-2011 and 2010-2012 cycles as beneficiary of this plan is in line with the resolution adopted at the annual shareholders’ meeting of Banco Santander held on June 21, 2008 and by the shareholders at the annual shareholders’ meeting of Banesto held on February 24, 2010.

Description of long term incentive plan, restricted shares plan and share ownership guidelines
Executive directors and the other members of the Bank’s senior management may also participate in the following plans:
1.	Performance shares plan;

2.	Obligatory investment plan with matched deferred bonus in shares or matched deferred bonus plan;

3.	Restricted shares plan; and

4.	Share ownership guidelines.
In addition, the Bank had a long-term incentive plan (I-06 plan) which expired on January 15, 2009.
Under Spanish law and our By-laws, the implementation of the first three plans, as well as the I-06 share option plan, requires specific resolutions of shareholders adopted at general shareholders’ meetings, which, to date, have been the following:
The shareholders acting at the general shareholders meeting of June 18, 2005, authorized a share option plan of the Bank (I-06 plan) tied to certain targets.
At the general shareholders’ meeting of June 23, 2007, the shareholders authorized the first two cycles of the performance shares plan (the I-09 and I-10 plans), the first cycle of the matched deferred bonus plan and the restricted shares plan, in the case of the latter for a 12-month period and up to a maximum of 2,189,004 shares. The maximum amount of all shares to be delivered by application of these programs was fixed at 28,144,334 shares (the 2007 Total Limit).
At the general shareholders’ meeting of June 21, 2008, the shareholders authorized the third cycle of the performance shares plan (the I-11 plan), the second cycle of the matched deferred bonus plan and the restricted shares plan, in the case of the latter for a 12-month period and up to a maximum of 1,900,000 shares. The maximum amount of all shares to be delivered by application of these programs was fixed at 19,960,000 shares (the 2008 Total Limit).
At the general shareholders’ meeting held on June 19, 2009, the shareholders authorized the fourth cycle of the performance shares plan (the I-12 plan), the third cycle of the matched deferred bonus plan and the restricted shares plan, in the case of the latter for a 12-month period and up to a maximum of 2,478,000 shares. The aggregate maximum amount of shares to be delivered pursuant to these programs was fixed at 26,027,580 shares (the 2009 Total Limit).
I-06 Plan
During 2004, a long-term incentive plan (the I-06 plan) for, executive directors, which consisted of options on shares of the Bank and was tied to two targets (increase in the trading price of the Bank’s shares and growth in earnings per share — in both cases above a sampling of comparable banks), was approved at the general shareholders’ meeting of June 18, 2005. The appointments and remuneration committee and the board of directors, at their meetings on March 26, 2007, each took note of compliance with the conditions to which the plan was subject, which gave participants therein the right to exercise options to purchase shares of the Bank during the period between January 15, 2008 and January 15, 2009.
Options not exercised as of January 15, 2009 expired without value and this plan was cancelled at December 31, 2009.

1. Performance shares plan
This is variable remuneration payable in shares and is deferred for three years.
Each year, shares are granted to each participant which vest on a contingent basis based on the achievement of specified targets and compliance within the conditions thereof.
The targets for the first three cycles of this plan (I-09, I-10 and I-11 plans) are tied to the Bank’s total shareholder return and increase in earnings per share as compared to a group of reference banks, although the second metric was eliminated in the fourth cycle (I-12 plan) and changes were subsequently made to the reference group during the successive cycles. Companies which were the target of corporate transactions and the most affected by recapitalization efforts, which distort the comparison, have been removed, and new ones have been included, with the objective of better reflecting the comparable peer group at the moment when the shareholders acting at the general meeting approved each cycle.
At December 31, 2009, there were three cycles in effect, called I-10, I-11 and I-12 plans. The I-09 plan was cancelled at December 31, 2009. The table below describes the changes therein as regards the number of participants and the maximum number of shares to be distributed.

	Number of	Year	Number of		Deadline for
	shares	granted	persons	Date granted	delivery of shares

Plans in effect at December 31, 2009	51,726,420
Of which:
I-10 plan	15,736,843	2007	5,507	June 23, 2007	July 31, 2010
I-11 plan	17,122,650	2008	5,771	June 21, 2008	July 31, 2011
I-12 plan	18,866,927	2009	6,510	June 19, 2009	July 31, 2012
1.1. Second cycle (I-10 plan)
A detailed description of the terms of this cycle (I-10 plan) is contained in our 2008 annual report on Form 20-F.
As of the date of this report, the results of the I-10 plan are known, although the shares have not yet vested. The level of achievement of the set objectives was 90.79%.
The number of shares that each executive director will receive is as follows:

I-10 plan	Earned	Maximum
Emilio Botín	56,825	62,589
Alfredo Sáenz	149,707	164,894
Matías R. Inciarte	72,293	79,627
Ana P. Botín	37,982	41,835
Francisco Luzón	60,856	67,029
Juan R. Inciarte	58,998	64,983

1.2. Third cycle (I-11 plan)
A detailed description of the terms of this cycle (I-11 plan) is contained our 2008 annual report on Form 20-F.
1.3. Fourth cycle (I-12 plan)
The fourth cycle (I-12 plan) was approved at the annual general meeting of June 19, 2009, upon a proposal made by the board at its meeting of April 28, 2009, after a report of the appointment and remuneration committee of April 27, 2009.
The fourth cycle (I-12 plan) is subject to the following rules:
(i) Beneficiaries: The beneficiaries are the executive directors, other members of senior management and such other managers of Grupo Santander (excluding Banesto) as determined by the board of directors or the executive committee by delegation therefrom. At December 31, 2009, there were a total of 6,510 participants.
(ii) Objectives: The objectives used to determine the number of shares to be distributed are tied to total shareholder return (TSR). TSR is deemed to be the difference (expressed as a percentage) between the final value of an investment in ordinary shares in each of the compared institutions and the initial value of that same investment, taking into account that dividends or other similar items received by the shareholder for such investment during the corresponding period of time will be considered for the calculation of such final value as if they had been invested in more shares of the same kind on the first date that the dividend was due to the shareholders and at the average weighted listing price on such date. The determination of such initial and final values will be calculated based on the listing prices indicated in paragraph (iii) below.
At the end of the cycle, the TSR for Santander and each of the institutions within the group identified below (the Reference Group) will be calculated and listed in decreasing order. The percentage of shares that will vest will be determined based on the following scale and on the relative position of Santander within the Reference Group:

Santander’s position in the	Percentage shares earned of
TSR ranking	the maximum

1st to 5th	100.0%
6th	82.5%
7th	65.0%
8th	47.5%
9th	30.0%
10th or lower	0%

The Reference Group comprises the following 16 institutions:

Bank	Country
Itaú Unibanco Banco Múltiplo	Brazil
BBVA	Spain
BNP Paribas	France
Credit Suisse	Switzerland
HSBC Holdings	United Kingdom
ING Group	The Netherlands
Intesa Sanpaolo	Italy
JP Morgan Chase & Co.	United States
Mitsubishi UFJ Financial Group	Japan
Nordea Bank	Sweden
Royal Bank of Canada	Canada
Société Générale	France
Standard Chartered	United Kingdom
UBS	Switzerland
UniCredit	Italy
Wells Fargo & Co.	United States
After a report of the appointments and remuneration committee, the board, or the executive committee by delegation therefrom, may adjust the composition of the Reference Group as required in view of unforeseen circumstances affecting the entities initially comprised therein. In such cases of adjustment of the composition of the Reference Group, no shares will vest if Santander falls below the Reference Group median (50th percentile); the maximum percentage of the shares will vest if Santander falls within the top quartile (including the 25th percentile) of the Reference Group; a maximum of 30% of the shares will be earned at the median (50th percentile); and at positions above the 50th percentile but below the 25th percentile, the shares earned will be calculated by linear interpolation.
(iii) Duration: The fourth cycle (I-12 plan) will cover the years 2009, 2010 and 2011. The calculation of TSR will be based on the daily average weighted volume of the average weighted listing prices for the fifteen trading sessions prior to April 1, 2009 (exclusive) to calculate the initial value, and the fifteen trading sessions prior to April 1, 2012 (exclusive) to calculate the final value. To receive shares, those qualified must continue to be actively employed by the Group, except in the event of death or disability, through June 30, 2012.
Any distribution of shares will be made on the date established by the board of directors or by the executive committee by delegation therefrom, but not later than July 31, 2012.

The shares will be delivered by the Bank or another Group company, as applicable.
(iv) Maximum number of shares to be distributed to each executive director:

Maximum
Executive directors	number of shares
Emilio Botín	82,941
Alfredo Sáenz	228,445
Matías R. Inciarte	105,520
Ana P. Botín	56,447
Francisco Luzón	92,862
Juan R. Inciarte	60,904
The number of shares to which the director Ana P. Botín is entitled as beneficiary under this plan is consistent with the number approved by the shareholders at the general shareholders’ meeting of Banco Santander held on June 19, 2009, and at that of Banesto, held on February 24, 2010.
At its meeting of December 17, 2009, the appointments and remuneration committee reported favorably on the regulations for the fourth cycle of the performance shares plan, which was approved by the executive committee of the Bank on December 21, 2009.
1.4. Fifth cycle (I-13 plan).
The board, pursuant to a proposal of the appointments and remuneration committee, has submitted for the approval of our shareholders at the 2010 annual general meeting a new cycle (I-13 plan), the features of which are similar to those of previous cycles and are summarized below:
(i) Beneficiaries: The beneficiaries are the executive directors, other members of senior management and such other managers of Grupo Santander (excluding Banesto) as determined by the board of directors, or the executive committee by delegation therefrom. The overall number of participants is expected to be approximately 6,500, although the board of directors, or the executive committee by delegation therefrom, may decide to include (by promotion or addition to the Group) or exclude other participants, without changing the maximum overall number of shares that is authorized to be delivered at any time.
(ii) Objectives: The objectives used to determine the number of shares for distribution are tied to Total Shareholder Return (TSR). The determination of such initial and final values will be calculated based on the listing prices indicated in sub-section (iii) below.

At the end of the respective cycle, the TSR for Santander and each of the entities of the group identified below (the Reference Group) will be calculated and will be listed in descending order. The application of the TSR indicator will determine the percentage of shares to vest, based on the following scale and on the relative position of Santander within the Reference Group:

Santander’s position in the	Percentage shares earned of
TSR ranking	the maximum

1st to 5th	100.0%
6th	82.5%
7th	65.0%
8th	47.5%
9th	30.0%
10th onwards	0%
The Reference Group will be made up of the following 16 entities:

Bank	Country
Itaú Unibanco Banco Múltiplo	Brazil
BBVA	Spain
BNP Paribas	France
Credit Suisse	Switzerland
HSBC Holdings	United Kingdom
ING Group	The Netherlands
Intesa Sanpaolo	Italy
JP Morgan Chase & Co.	United States
Mitsubishi UFJ Financial Group	Japan
Nordea Bank	Sweden
Royal Bank of Canada	Canada
Société Générale	France
Standard Chartered	United Kingdom
UBS	Switzerland
UniCredit	Italy
Wells Fargo & Co.	United States
After a report from the appointments and remuneration committee, the board or the executive committee by delegation therefrom, will have the power to adapt, if appropriate, the composition of the Reference Group in the event of unforeseen circumstances that may affect the entities initially comprised in such Group. In such cases, no shares will be earned if Santander ranks below the mean (50th percentile) of the Reference Group; the maximum percentage of shares will be earned if Santander is included in the first quartile (including the 25th percentile) of the Reference Group; 30% of the maximum number of shares will be earned at the mean (50th percentile); and, for intermediate positions below the 50th percentile but above the 25th percentile, it will be calculated by linear interpolation.

(iii) Duration: This fifth cycle will cover 2010, 2011 and 2012. In order to calculate TSR, the average weighted by daily volume of the average weighted listing prices of the fifteen trading sessions immediately preceding (but not including) April 1, 2010 will be taken into account (to calculate the value at the beginning of the period) and that of the fifteen trading sessions immediately preceding (but not including) April 1, 2013 (to calculate the value at the end of the period). To receive shares, those qualified must continue to be actively employed by the Group, except in the event of death or disability, through June 30, 2012. Delivery of the shares, if appropriate, will be made on the date determined by the board of directors, or by the executive committee by delegation therefrom but not later than July 31, 2013.
The shares will be delivered by the Bank or by another company of the Group, as the case may be.
(iv) Maximum number of shares to be delivered to each executive director:

Executive directors	Maximum no. of shares
Emilio Botín	82,941
Alfredo Sáenz	228,445
Matías R. Inciarte	105,520
Ana P. Botín	56,447
Francisco Luzón	92,862
Juan R. Inciarte	60,904
Without prejudice to the Banesto shares that might correspond to the director Ana P. Botín under the plans that might be approved at Banesto’s general shareholders’ meeting, the maximum number of shares referred to in the preceding table corresponding to such executive director must be submitted for approval at such meeting.
2. Obligatory investment plan with matched deferred bonus in shares or matched deferred bonus plan
This is variable deferred remuneration payable in shares, which is implemented by means of the mandatory investment by the executive director of 10% of gross variable remuneration in cash (or bonus) for financial years 2007, 2008 and 2009 in shares of the Bank, within the limits approved at the general shareholders’ meetings.
The holding of such shares and continuity of the participant with the Group for a period of three years entitles the participant to receive the same number of shares as that initially purchased on an obligatory basis (one share for each share purchased).
At the annual general meeting of June 19, 2009, an additional requirement to that of continuity was added for the third cycle, which consists of not being involved in any of the following circumstances for a period of three years from the date of investment: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal rules or regulations, particularly those relating to risks; or (iii) material re-statement of the financial statements of the Bank, except when pursuant to a change in accounting standards.
The board, after a report of the appointments and remuneration committee, shall determine: (i) whether the aforementioned circumstances have occurred and, if they have, (ii) their effect on the number of shares to which each beneficiary is entitled, with the power to adjust such number based on the prevailing circumstances.

As of the date of this annual report on Form 20-F, the mandatory investment of each executive director, for each of the first three cycles of this plan, has been as follows:

	2009	2008	2007
Executive directors	Third Cycle	Second Cycle	First Cycle
	(No. of shares)
Emilio Botín	20,515	19,968	16,306
Alfredo Sáenz	49,000	47,692	37,324
Matías R. Inciarte	25,849	25,159	20,195
Ana P. Botín	18,446	16,956	13,610
Francisco Luzón	28,434	27,675	22,214
Juan R. Inciarte	15,142	14,738	14,617
2.1. First Cycle (2008-2010) of the matched deferred bonus plan
A detailed description of the terms of the first cycle of this plan is contained in our 2008 annual report on Form 20-F.
2.2. Second Cycle (2009-2011) of the matched deferred bonus plan
A detailed description of the terms of the second cycle of this plan is contained in our 2008 annual report on Form 20-F.
2.3. Third cycle (2010-2012) of the matched deferred bonus plan
This cycle was approved at the annual general shareholders’ meeting of June 19, 2009, upon a proposal made by the board of directors at its meeting of April 28, 2009, after a report of the appointments and remuneration committee of April 27, 2009.
The third cycle of this plan is subject to the following rules:
(i) Beneficiaries: At its meeting of February 1, 2010, the executive committee determined, by delegation of the board of directors, the 32 beneficiaries of this plan, who are executive directors and other members of the Bank’s senior management, as well as other executives of Grupo Santander (excluding Banesto).
(ii) Operation: Beneficiaries must use 10% of their gross variable annual remuneration (or bonus) for 2009 to purchase shares of the Bank on the market (the Obligatory Investment). Pursuant to the resolution adopted at the annual general shareholders’ meeting, the Obligatory Investment was made prior to February 28, 2010.
The beneficiaries of the plan will be entitled to receive from the Bank, or from another company within the Group, as the case may be, the same number of Santander shares that they have acquired initially on an obligatory basis, i.e., one share for each share acquired in the Obligatory Investment, provided always that, during a period of three years after the Obligatory Investment is made, the following conditions are met:
a) the shares acquired in the Obligatory Investment continue to be held by the participant;
b) the participant continues with Grupo Santander; and
c) none of the following circumstances occur:
• poor financial performance of the Group;
• breach by the beneficiary of the codes of conduct and other internal regulations (including, specifically, regulations regarding risks) which apply to the manager; or
• material re-statement of the financial statements of the Bank, except where applicable pursuant to changes in accounting regulations.

The board of directors, after a report of the appointments and remuneration committee, shall determine: (i) whether the aforementioned circumstances have occurred and, if they have, (ii) their effect on the number of shares to which each beneficiary is entitled, with the power to adjust such number based on the prevailing circumstances.
(iii) Duration: This third cycle covers the years 2010 through 2012. The Bank will deliver the shares, if applicable, between January 1 and April 1, 2013, on the specific date that is determined by the board, or by the executive committee by delegation therefrom, but in any event within one month of the third anniversary of the Obligatory Investment.
The Obligatory Investment of each executive director has been as follows:

Executive directors	No. of shares
Emilio Botín	20,515
Alfredo Sáenz	49,000
Matías R. Inciarte	25,849
Ana P. Botín	18,446
Francisco Luzón	28,434
Juan R. Inciarte	15,142
The number of shares to which the director Ana P. Botín is entitled was approved by the shareholders at the general shareholders’ meeting of Banesto held on February 24, 2010.
Deferred and Conditional Share Plan
At the 2010 annual general shareholders’ meeting, a new cycle of the matched deferred bonus plan was not proposed to our shareholders for approval, although this fact does not affect those cycles already approved. Instead, following a proposal of the appointments and remuneration committee, and in order to maintain and strengthen the deferred variable remuneration mechanisms2, the board is seeking the approval of our shareholders at the 2010 annual general shareholders’ meeting for the first cycle of the deferred and conditional share plan (Plan de acciones de entrega diferida y condicionada).
This new plan’s purpose is to ensure that part of the variable remuneration or bonus (approved by the board or by the proper body) that, until now, was received entirely in cash by the executive directors, officers or employees of Grupo Santander is deferred for payment in Santander shares over a three-year period, with one-third vesting each year.
The proposed first cycle of the deferred and conditional share plan is subject to the following terms and conditions:
(i) Purpose and beneficiaries: The first cycle of the deferred and conditional share plan shall be applied in relation to the variable remuneration in cash or bonus for financial year 2010 of the executive directors of the Bank and those officers or employees of Grupo Santander whose variable remuneration or annual bonus for 2010 is generally above the gross amount of €300,000, and consists in the deferral of a portion of said variable remuneration or bonus for a three-year period for its payment, where applicable, in Santander shares, in accordance with the rules set forth below.

2	The new model includes the value of the additional 10% bonus (in shares) to which the directors were entitled under the obligatory investment plan (matched deferred bonus), which disappears.

(ii) Operation: In addition to the beneficiary remaining with Grupo Santander, the accrual of deferred remuneration in the form of shares is conditioned upon none of the following circumstances existing during the three-year period prior to each of the deliveries, in the opinion of the board of directors, and following a review by the appointments and remuneration committee:
a)	poor financial performance of the Group;
b)	breach by the beneficiary of the internal regulations, including in particular those related to risks;
c)	material re-statement of the Bank’s financial statements, except when pursuant to a change in the accounting standards; or
d)	significant changes in financial capital and the qualitative assessment of the risks.
The deferral of the bonus will last for a period of three years and will be paid, where applicable, in three equal parts from the first year on.
The amount to be deferred shall generally be calculated in accordance with the following scale established by the board, based on the gross amount of variable remuneration in cash or annual bonus corresponding to financial year 2010:

Reference bonus
(thousands of euros)	% deferred
Less than or equal to 300	0%
More than 300 to 600 (inclusive)	20%
More than 600 to 1,200 (inclusive)	30%
More than 1,200 to 2,400 (inclusive)	40%
More than 2,400	50%
(iii) Maximum number of shares to be delivered: Taking into account that the estimate of the board by virtue of the previous scale of the overall maximum amount to be deferred in shares of the global bonus for executive directors, officers and employees covered by this plan for year 2010 totals €100 million (the Maximum Amount Distributable in Shares), the maximum number of Santander shares that may be delivered under this cycle of the plan (the Deferred and Conditional Share Plan Limit) will be determined by applying the following formula:

Deferred and Conditional Share Plan Limit =	Maximum Amount Distributable in Shares Santander Share Price
where Santander Share Price is the daily weighted average weighted volume of the average weighted listing prices for the 15 trading sessions prior to the date on which the board of directors approves the 2010 bonus for executive directors.
The estimate of the maximum amount deferrable in shares for all of the executive directors of the Bank, which amounts to a total of €10 million (Maximum Amount Distributable in Shares for Executive Directors) is included within the Maximum Amount Distributable in Shares. The maximum number of Santander shares that may be delivered under this cycle of the plan to all of the executive directors (the Executive Directors Share Limit), which in turn comes within the Deferred and Conditional Share Plan Limit, will be determined by applying the following formula:

Executive Directors Share Limit =	Maximum Amount Distributable in Shares for Executive Directors Santander Share Price
Without prejudice to the Banesto shares that the director Ana P. Botín may be entitled to by virtue of a similar resolution that may be approved at the general shareholders’ meeting of Banesto, the number of shares to which the aforementioned executive director is entitled must be approved by the shareholders at such general shareholders’ meeting.

3. Restricted shares plan
This plan consists of the delivery of shares without charge subject to mandatory continuity with the Group for a period of three to four years. After completion of the required minimum period established in each case, the participant will have the right to receive the shares.
The Bank intends to use this plan selectively as an instrument to retain or hire managers or employees (with the exception of executive directors) of the Bank and other companies of the Group. The board of directors, or the executive committee by delegation therefrom, has the power to decide on the use of this instrument.
The limits authorized at the annual general shareholders’ meetings of June 23, 2007 and June 21, 2008 expired without any share delivery commitment having been assumed.
At December 31, 2009, the authorized limit was 2,478,000 shares as approved at the annual general shareholders’ meeting of June 19, 2009. As of the date of this report on Form 20-F, no delivery commitment has been assumed under such authorization.
The use of such limit must also take into account the 2009 Total Limit mentioned above in this section.
The board, at the proposal of the appointments and remuneration committee, has requested shareholders acting at the 2010 annual general meeting to authorize delivery of Bank shares up to a maximum of 2,500,247 shares to be used selectively as an instrument to retain or hire managers or employees (with the exception of executive directors) of the Bank or of other companies of the Group. A minimum continuity period will be required of each participant of three to four years with the Group. Once the participant completes the minimum period set for each participant, he or she will have the right to delivery of shares.
4. Share ownership guidelines
The Group’s principal executives, including executive directors, must own a specific number of Santander shares on a permanent basis while serving at the Bank.
This obligation currently affects the Group’s 32 highest-ranking executives, including the Bank’s executive directors, and requires that they have invested in a number of Santander shares equivalent to one year’s fixed remuneration, and that they comply with this obligation within a five-year period that began on March 26, 2007.
The table below shows the number of shares that the executive directors of the Bank owned at December 31, 2009, which significantly exceeds the minimum amounts required under the share ownership guidelines:

				% of Bank’s
Executive directors	Direct	Indirect	Total	share capital
Emilio Botín	8,137,775	40,936,473	49,074,248	0.596%
Alfredo Sáenz	805,747	1,243,532	2,049,279	0.025%
Matías R. Inciarte	887,710	82,521	970,231	0.012%
Ana P. Botín	5,036,774	4,024,136	9,060,910	0.110%
Francisco Luzón	1,132,264	26,964	1,159,228	0.014%
Juan R. Inciarte	1,318,267	—	1,318,267	0.016%

Total	17,318,537	46,313,626	63,632,163	0.773%

The market value of such shares on the Automated Quotation System (Electronic Market) of the Spanish Stock Exchanges was €735 million at year-end 2009.

In addition, the members of senior management who are not directors owned a total of 3.9 million shares of Santander stock at December 31, 2009 which was valued at €45.5 million.
5. Santander UK
The long-term incentive plans on shares of the Bank originally granted by management of Santander UK to its employees (consisting of Santander UK shares) are as follows:

		Pounds					Date of	Date of
		sterling (*)					commencement	expiry
	Number	Exercise		Employee	Number		of exercise	of exercise
	of shares	price	Year granted	group	of persons		period	period

Plans outstanding at 01/01/07	10,354,232	4.32

Options exercised	(1,535,325)	3.81
Of which:
Executive Options	(33,904)	3.96
Sharesave	(1,501,421)	3.81

Options cancelled (net) or not exercised	(770,595)	—

Plans outstanding at 12/31/07	8,048,312	5.34

Options granted (Sharesave)	5,196,807	7.69	2008	Employees	6,556	(**)	01/11/08 01/11/08	01/11/11 01/11/13

Options exercised	(6,829,255)	4.91
Of which:
Executive Options	(132,107)	4.11
Sharesave	(4,506,307)	3.07
MTIP	(2,190,841)	8.73
Options cancelled (net) or not exercised	(262,868)	4.87
Of which:
Sharesave	(233,859)	4.13
MTIP	(29,009)	10.88

Plans outstanding at 12/31/08	6,152,996	7.00

Options granted (Sharesave)	4,527,576	7.26	2009	Employees	7,066	(**)	01/11/09 01/11/09	01/11/12 01/11/14

Options exercised	(678,453)
Of which:
Sharesave	(678,453)	3.85

Options cancelled (net) or not exercised	(1,277,590)
Of which:
Sharesave	(1,277,590)	7.48

Plans outstanding at 12/31/09	8,724,529

Of which:
Executive Options	12,015	4.54	2003-2004	Managers	2		26/03/06	24/03/13
Sharesave	8,712,514	7.24	2004-2008-2009	Employees	11,919	(**)	01/04/06	01/11/14

(*)	At December 31, 2009, 2008 and 2007 the euro/pound sterling exchange rate was €1.12600/GBP 1, €1.04987/GBP 1 and €1.36360/GBP 1, respectively.

(**)
Number of accounts/contracts. A single employee may have more than one account/contract. On September 30, 2008, 4,493 contracts were delivered with an execution date three years thereafter and 2,063 contracts with an execution date five years thereafter. The date of commencement of all these contracts is November 1, 2008.

In 2005, the Group designed a Medium-Term Incentive Plan (MTIP) involving the delivery of Bank shares to Santander UK executives. Under the plan, effective allocation of the shares in 2008 was tied to the achievement of business targets by Santander UK (in terms of net profit and income). This plan was approved by the shareholders at the general shareholders’ meeting on June 17, 2006. Subsequently, it was considered necessary to amend the conditions of the plan in order to reflect the impact of the sale of Santander UK’s life insurance business to Resolution on the income targets of Santander UK for 2007. The board of directors, after obtaining a favorable report from the appointments and remuneration committee, submitted this amendment for ratification by the shareholders at the general shareholders’ meeting held on June 23, 2007. The amendment was approved thereat. In the first half of 2008, all the shares under this plan were delivered, and the plan was cancelled on June 30, 2008.
In 2008, the Group launched a voluntary savings scheme for Santander UK employees (Sharesave Scheme) whereby employees who join the scheme will have between GBP 5 and GBP 250 deducted from their net monthly pay over a period of three or five years. When this period has ended, the employees may use the amount saved to exercise options on shares of the Bank at an exercise price calculated by reducing by up to 20% the average purchase and sale prices of the Bank shares in the first three trading days of September 2008. This scheme, which commenced in September 2009, was approved at the general shareholders’ meeting held on June 21, 2008 and is authorized by the UK tax authorities (HMRC). At the general shareholders’ meeting on June 19, 2009, the shareholders approved a new plan with similar features to the plan approved in 2008.
C. Board practices
Date of expiration of the current term of office of the directors and the period during which the directors have served in that office:
The period during which the directors have served in their office is shown in the table under Section A of this Item 6.
The date of expiration of the current term of office is shown in the table below:

Date of
Name	expiration (1)
Emilio Botín	1st half 2013
Fernando de Asúa	1st half 2011
Alfredo Sáenz	1st half 2011
Matías R. Inciarte	1st half 2014
Manuel Soto	1st half 2014
Assicurazioni Generali, S.p.A	1st half 2012
Antonio Basagoiti	1st half 2012
Ana P. Botín	1st half 2011
Javier Botín	1st half 2010
Lord Burns	1st half 2011
Guillermo de la Dehesa	1st half 2014
Rodrigo Echenique	1st half 2011
Antonio Escámez	1st half 2012
Francisco Luzón	1st half 2012
Abel Matutes	1st half 2014
Juan R. Inciarte	1st half 2013
Luis Ángel Rojo	1st half 2013
Luis Alberto Salazar-Simpson	1st half 2013
Isabel Tocino	1st half 2011

(1)	Pursuant to the provisions of our By-laws, one-fifth of the board will be renewed every year, based on length of service and according to the date and order of their respective appointments.

The principal terms and conditions of the contracts entered into by the Bank with its executive directors are as follows:
(i) Exclusivity and non-competition
Executive directors may not enter into other service contracts with other companies or entities, unless express prior authorization is obtained from the board of directors. In addition, executive director’s contracts contain non-compete provisions, which prohibit executive directors from providing services to companies engaged in activities of a nature similar to that of the Bank or the consolidated Group.
(ii) Code of conduct
Executive directors are required to strictly observe the provisions contained in the Rules and Regulations of the Board. They also must observe the provisions of Grupo Santander’s General Code of Conduct and the Code of Conduct in the Securities Market, specifically with respect to rules of confidentiality, professional ethics and conflicts of interest.
(iii) Remuneration
The remuneration for undertaking their executive responsibilities is compatible with the joint participation in the year’s profits (annual retainer and attendance fees) to which directors are entitled, as it is expressly stated by the By-laws and the Rules and Regulations of the Board.
a. Fixed remuneration of executive directors
The Group’s remuneration policy has been characterized by the development of long-term professional careers, for which reason a conservative remunerative mix has been applied in which the fixed remuneration represents a significant proportion of total remuneration.
The fixed remuneration received by the executive directors during the last three fiscal years was as follows:

		Change
Thousands of euros	2009	(%)	2008	2007

Emilio Botín	1,344	3.0%	1,305	1,187
Alfredo Sáenz	3,703	3.0%	3,595	3,126
Matías R. Inciarte	1,710	3.0%	1,661	1,510
Ana P. Botín	1,294	2.0%	1,269	1,133
Francisco Luzón	1,505	3.0%	1,461	1,271
Juan R. Inciarte(*)	987	3.0%	958	—

Total	10,543	2.9%	10,249	8,227

(*)	Juan R. Inciarte was appointed as a director in 2008 and as such his 2007 information is not included.
b. Variable remuneration of executive directors
The variable remuneration for financial year 2009 had a cash component and another deferred component made up entirely of shares:
i) The variable remuneration in cash (or bonus) for executive directors was set taking into account compliance with the targets for operating profit before tax and the quality of the results obtained. The latter is assessed with respect to the recurrence thereof (eliminating special or extraordinary transactions), the appropriate management of risk, and the efficient consumption of capital.

ii) Variable deferred remuneration in shares is implemented through a performance shares plan (plan de acciones vinculado a objetivos) and an obligatory investment plan with matched deferred bonus in shares (plan de acciones vinculado a inversión obligatoria), both of which are described above. The deferral is for three years and is linked to the creation of value for the shareholders, as accrual thereof is subject to meeting measurable financial targets and to compliance with other conditions during the effective period of the plans.
Under the Spanish law and our By-laws, the decision to grant remuneration linked to the Bank’s shares must be made by the shareholders acting at a general shareholders’ meeting, at the proposal of the board of directors, following receipt of a report from the appointments and remuneration committee. The Group’s policy provides that only executive directors may be beneficiaries of remuneration systems consisting of the delivery of shares or rights thereto.
The board approved the proposal of the appointments and remuneration committee to maintain variable remuneration in cash (or bonus) in 2009 for all executive directors at the same amounts accrued thereby for the prior financial year.
Set forth below is an individual breakdown of the changes therein during the last three financial years.

		Change
Thousands of euros	2009	(%)	2008	2007

Emilio Botín	1,987	0.0%	1,987	2,337
Alfredo Sáenz	4,745	0.0%	4,745	5,582
Matías R. Inciarte	2,503	0.0%	2,503	2,945
Ana P. Botín	1,786	0.0%	1,786	1,985
Francisco Luzón	2,753	0.0%	2,753	3,239
Juan R. Inciarte(1)	1,466	0.0%	1,466	—

Total	15,240	0.0%	15,240	16,088

(1)	Juan R. Inciarte was appointed as a director in 2008 and as such his 2007 information is not included.
c. Pension rights
Executive directors are entitled to receive a pension supplement upon retirement or early retirement, which the Bank may cause to be externally funded.
The Bank may request the early retirement of executive directors, provided that they are over 50 years of age and have more than 10 years’ service with the Bank and/or other companies of the Group. Executive directors may also request early retirement themselves if they are over 55 years of age and have 10 years’ service with the Bank and/or other companies of the Group. Notice of the decision to retire or to take early retirement must in any event be given 60 days in advance.
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
For further details, see “B. Compensation — Compensation to the board members as representatives of the Bank and to Senior Management — Pension commitments, other insurance and other items”.

(iv) Termination
The Bank’s executive directors have indefinite-term employment contracts.
Executive directors whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. If the contracts are terminated for reasons attributable to the Bank or due to certain objective circumstances (such as those affecting the executive directors’ functional and organic statute), the directors will be entitled, at the date of termination of their employment relationships with the Bank, to the following:
•
In the cases of Emilio Botín and Alfredo Sáenz, on proceeding to retired status, to receive the amounts corresponding to accrued pension (€24.6 million and €85.7 million, respectively), in the form of capital, with no additional amount accruing by way of pension in the future, after the exercising by each of the directors of the consolidation option referred to under “B. Compensation — Compensation to the board members as representatives of the Bank and to Senior Management — Pension commitments, other insurance and other items”.

If termination of the contract with Alfredo Sáenz had occurred in 2009, he could have chosen to proceed to retired status or to receive a severance compensation equivalent to 40% of his annual fixed salary, multiplied by the number of years of his service at the Bank, up to a maximum of 10 times his annual fixed salary. However, Alfredo Sáenz has waived his right to receive such severance compensation.
•
In the cases of Matías R. Inciarte and Francisco Luzón, to take early retirement and to accrue pension supplements which, as of December 31, 2009, would amount to €2,507,000 for Matías R. Inciarte and €2,701,000 for Francisco Luzón.

•
In the case of Ana P. Botín, to receive a termination benefit amounting to five years’ annual fixed salary at the date of termination, which, as of December 31, 2009, would amount to €6,472,000. In the event of termination attributable to the Bank, Ana P. Botín may opt to take early retirement and accrue an annual retainer. At December 31, 2009, this retainer would amount to €1,841,000 per year. The two alternatives are mutually exclusive and, therefore, if Ana P. Botín were to opt to receive the termination benefit she would not receive any retainer.

•
In the case of Juan R. Inciarte, to receive a termination benefit amounting to five years’ annual fixed salary at the date of termination, which, as of December 31, 2009, would amount to €4,936,000. In the event of termination attributable to the Bank, Juan R. Inciarte may opt to take early retirement and accrue an annual retainer. At December 31, 2009, this retainer would amount to €869,000 per year. The two alternatives are mutually exclusive and, therefore, if Juan R. Inciarte were to opt to receive the termination benefit he would not receive any retainer.

In the event of Matías R. Inciarte, Francisco Luzón, Ana P. Botín or Juan R. Inciarte proceeding to pre-retired or retired status, they would be entitled to choose between receiving their accrued pensions (or amounts equivalent thereto) in the form of income or capital (i.e. as a lump sum consideration) in whole but not in part. Such right is independent of the option to which they are entitled, beginning from the age of 60 years (see “B. Compensation — Compensation to the board members as representatives of the Bank and to Senior Management — Pension commitments, other insurance and other items”).
(v) Insurance
The Bank provides to its executive directors life insurance, the premium for which is included in the column Other remuneration in the table of page 138 above, accident insurance, whose coverage varies in each cases on the basis of the policy set by the Bank for its senior executives, and a reimbursement healthcare insurance.

(vi) Confidentiality and return of documents
The contracts contain confidentiality agreements, which cover the periods during and after the termination of the employment relationship.
(vii) Other conditions
The contracts provide for the following advance notice periods for termination of the executive officers’ position by the Bank or resignation by the executive officer.

	Date of current contract	By decision of the		By decision of the
Advance notice period	(month/day/year)(*)	Bank (months)		director (months)
Emilio Botín	04/29/2009	(**	)	(**	)
Alfredo Sáenz	04/29/2009	4		4
Matías R. Inciarte	04/29/2009	4		4
Ana P. Botín	04/29/2009	4		4
Francisco Luzón	04/29/2009	6		4
Juan R. Inciarte	04/29/2009	4		4

(*)	The board at its December 21, 2009 meeting authorized an amendment to the contracts with the executive directors Matías R. Inciarte, Ana P. Botín, Francisco Luzón and Juan R. Inciarte.

(**)	It is not contractually established.
Audit and compliance committee and appointments and remuneration committee
An audit and compliance committee as well as an appointments and remuneration committee operate as part of the board of directors. The audit and compliance committee consists exclusively of 5 external directors (all of whom are independent in accordance with the principles set forth in Article 6.2(c) of the Rules and Regulations of the Board). The appointments and remuneration committee consists of 5 external directors (all of whom are independent in accordance with the principles set forth in Article 6.2(c) of the Rules and Regulations of the Board). These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE.
The audit and compliance committee
The audit and compliance committee was created to provide support and specialization for the tasks of controlling and reviewing the Bank’s accounts and compliance function. Its mission, which has been defined and approved by the board, is established in the By-laws and in the Rules and Regulations of the Board.
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
(ii) Review the annual working plan for internal audit and the annual activities report;
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
e) Know the process for gathering financial information and the internal control systems. In particular, the audit and compliance committee shall:
(i) Supervise the process of preparing, and the integrity of, the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper demarcation of group consolidation and the correct application of accounting standards; and
(ii) Periodically review the systems for the internal monitoring and management of risks, so that the principal risks are identified, managed and properly disclosed.
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
i) Ensure the independence of the auditor, by taking notice of those circumstances or issues that might risk such independence and any others related to the development of the auditing procedure, as well as receive information and maintain such communication with the auditor as is provided for in legislation regarding the auditing of financial statements and in technical auditing regulations. And, specifically, verify the percentage represented by the fees paid for any and all reasons of the total income of the audit firm, and the length of service of the partner who leads the audit team in the provision of such services to the Company. The annual report shall set forth the fees paid to the audit firm, including information relating to fees paid for professional services other than audit work. Furthermore, the committee shall ensure that the Company publicly communicates a change of auditor and accompanies such communication with a declaration regarding the possible existence of disagreements with the outgoing auditor and, if any, regarding the content thereof and, in the event of the resignation of the auditor, the committee shall examine the circumstances leading to such resignation.

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
l) Review compliance with such courses of action and measures as result from reports issued or inspection proceedings carried out by administrative authorities having functions of supervision and control.
m) Know and, if applicable, respond to the initiatives, suggestions or complaints put forward or raised by the shareholders regarding the area of authority of this committee and which are submitted to it by the office of the general secretary of the Company. The committee shall also:
(i) Receive, deal with and keep a record of the complaints received by the Bank on matters related to the process of gathering financial information, auditing and internal controls.
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
The Group’s 2009 audit and compliance committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate governance—Committees report”.
The following are the current members of the audit and compliance committee:

Name	Position

Luis Ángel Rojo	Chairman
Fernando de Asúa	Member
Manuel Soto	Member
Abel Matutes	Member
Luis Alberto Salazar-Simpson	Member
Ignacio Benjumea also acts as secretary to the audit and compliance committee but is classified as a non-member.

The appointments and remuneration committee:
The Rules and Regulations of the Board state that the members of this committee must all be non-executive directors with independent directors (as defined in the Rules and Regulations of the Board) having a majority representation including an independent director as chairman (as defined in the Rules and Regulations of the Board).
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
(vi) The remuneration of those other officers who, though not members of senior management, receive significant compensation, particularly variable compensation and whose activities may have a significant impact on the assumption of risk by the Group.

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
The Group’s 2009 appointments and remuneration committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate governance—Committees report”.
The following are the members of the appointments and remuneration committee:

Name	Position

Fernando de Asúa	Chairman
Manuel Soto	Member
Guillermo de la Dehesa	Member
Rodrigo Echenique	Member
Luis Ángel Rojo	Member
Ignacio Benjumea also acts as secretary to the appointments and remuneration committee but is classified as a non-member.
D. Employees
As of December 31, 2009, we had 169,460 employees (as compared to 170,961 in 2008 and 131,819 employees in 2007) of which 35,076 were employed in Spain (as compared to 36,376 in 2008 and 36,558 in 2007) and 134,384 were employed outside Spain (as compared to 134,585 in 2008 and 95,261 in 2007). The terms and conditions of employment in the non-government-owned banks in Spain are negotiated on an industry-wide basis with the trade unions. This process has historically produced collective agreements binding upon all the private banks and their employees. A new agreement was signed on June 21, 2007 which will expire on December 31, 2010. The terms and conditions of employment in many of our subsidiaries outside Spain (including in Argentina, Portugal, Italy, Uruguay, Puerto Rico, Colombia, Chile, Mexico, Germany, the UK, Brazil and Poland) are negotiated either directly or indirectly (on an industry-wide basis) with the trade unions.

The table below shows our employees by geographic area:

	Number of employees
	2009	2008	2007
SPAIN	35,076	36,376	36,558

LATIN AMERICA	84,976	95,375	64,899
Argentina	5,753	6,313	6,621
Brazil	50,904	53,198	21,876
Chile	11,850	12,081	13,025
Colombia	1,304	1,415	1,312
Mexico	12,509	13,924	14,053
Peru	47	52	43
Puerto Rico	1,796	1,885	2,227
Uruguay	757	847	302
Venezuela	56	5,659	5,439

EUROPE	37,871	36,778	28,060
Austria	467	—	—
Czech Republic	166	205	195
Germany	2,852	2,431	1,846
Belgium	13	12	12
Finland	89	28	29
France	32	51	32
Greece	19	21	20
Hungary	47	84	90
Ireland	7	7	4
Italy	931	879	798
Luxembourg	3	3	—
Norway	385	361	330
Poland	867	852	638
Portugal	6,522	6,839	6,759
Russia	85	—	—
Slovakia	—	—	10
Switzerland	178	198	203
The Netherlands	423	289	51
United Kingdom	24,785	24,518	17,043

USA	11,355	2,051	1,978

ASIA	103	82	17
Hong Kong	72	75	13
China	23	—	—
Japan	5	5	4
Others	3	2	—

OTHERS	79	299	307
Bahamas	56	55	56
Others	23	244	251

Total	169,460	170,961	131,819

In those cases where an employee is working from one country but is technically employed by a Group company located in a different country, we designate that employee as working from his/her country of residence.

The table below shows our employees by type of business:

	Number of employees
	2009	2008	2007
Retail Banking	163,184	165,244	126,119
Asset Management and Insurance	1,558	1,435	1,585
Global Wholesale Banking	2,898	2,572	2,589
Corporate Activities	1,820	1,710	1,526

Total	169,460	170,961	131,819

As of December 31, 2009, we had 1,577 temporary employees (as compared to 1,814 as of December 31, 2008 and 1,754 as of December 31, 2007). In 2009, the average number of temporary employees working for the Group was 1,694 employees.
E. Share ownership
As of May 28, 2010, the direct, indirect and represented holdings of our current directors were as follows:

	Direct	Indirect stake and		% of
Directors	Stake	represented	Total shares	Capital stock
Emilio Botín (1)	8,158,290	149,942,027	158,100,317	2.146%
Fernando de Asúa	59,604	50,000	109,604	0.001%
Alfredo Sáenz	854,747	1,243,532	2,098,279	0.025%
Matías R. Inciarte (3)	913,559	160,657	1,074,216	0.013%
Manuel Soto	60,659	360,109	420,768	0.005%
Assicurazioni Generali S.p.A	1,072,277	92,690,958	93,763,235	1.139%
Antonio Basagoiti	704,400	—	704,400	0.009%
Ana P. Botín (1)	5,055,220	4,024,136	9,079,356	0.000%
Javier Botín (1)(2)	4,793,481	4,652,747	9,446,228	0.000%
Lord Burns (Terence)	30,101	27,001	57,102	0.001%
Guillermo de la Dehesa	101	—	101	0.000%
Rodrigo Echenique	658,758	9,280	668,038	0.008%
Antonio Escámez	757,593	—	757,593	0.009%
Francisco Luzón	1,171,933	39,864	1,211,797	0.015%
Abel Matutes	123,388	2,590,104	2,713,492	0.033%
Juan R. Inciarte	1,333,409	—	1,333,409	0.016%
Luis Ángel Rojo	1	—	1	0.000%
Luis Alberto Salazar-Simpson	250,000	5,641	255,641	0.003%
Isabel Tocino	36,394	—	36,394	0.000%
	26,033,915	255,796,056	281,829,971	3.516%

(1)
Emilio Botín has attributed the right of vote in a general shareholders’ meeting of 91,866,035 shares (1.12% of the capital stock) held by the Marcelino Botín Foundation, of 8,096,742 shares held by Jaime Botín, of 9,042,777 shares held by Emilio Botín O., of 9,079,356 shares held by Ana P. Botín and of 9,446,228 shares held by Javier Botín. This table shows the direct and indirect shareholding of the two latter who are directors, but in the column showing the percentage of capital stock, these shareholdings are presented together with those that belong or are also represented by Emilio Botín.

(2)
Javier Botín is a proprietary non-executive director as he represents in the board of directors a 2.146% of the Bank’s capital stock which corresponds to the holdings of the Marcelino Botín Foundation, Emilio Botín, Ana P. Botín, Emilio Botín O., Jaime Botín, Paloma O’Shea and his own.

(3)	Matías R. Inciarte has the right to vote 78,136 shares owned by two of his children.

Santander’s capital is comprised of only one class of shares, all of which are ordinary and have the same rights.
As of May 28, 2010 our current executive officers (not directors) referred to above under Section A of this Item 6 as a group beneficially owned, directly or indirectly, 4,286,803 ordinary shares, or 0.05% of our issued and outstanding share capital as of that date. Together with the options granted, no individual executive officer beneficially owns, directly or indirectly, one percent or more of the outstanding share capital as of that date.
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders
As of December 31, 2009, to our knowledge no person beneficially owned, directly or indirectly, 5% or more of our shares.
At December 31, 2009 a total of 1,214,210,311 shares, or 14.76% of our share capital, were held by 1,045 registered holders with registered addresses in the United States and Puerto Rico, including JPMorgan Chase, as depositary of our American Depositary Share Program. These ADS’s were held by 20,712 record holders. Since certain of such shares and ADSs are held by nominees, the foregoing figures are not representative of the number of beneficial holders. Our directors and executive officers did not own any ADSs as of December 31, 2009.
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
The agreement comprises a total of 44,396,513 shares of the Bank (0.540% of its share capital at the end of the year 2009). In addition, and in accordance with the first clause of the shareholders’ agreement, the agreement will be extended only in terms of the exercising of voting rights to other shares of the Bank that are subsequently held, directly or indirectly, by the signatories or those over which they have voting rights. As a result, as of December 31, 2009, another 32,227,650 shares (0.392% of the Bank’s share capital at the end of the year 2009) are also included in the syndicate of shareholders.
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
Except for the transfers made to other members of the syndicate or the Marcelino Botín Foundation, the prior authorization of the syndicate is required before any proposed transfer of shares and it can freely authorize or deny any such proposed transfer.

B. Related party transactions
Loans made to members of our board of directors and to our executive officers
The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below.

	Thousands of Euros
	2009			2008			2007
	Loans			Loans			Loans
	and			and			and
	Credits	Guarantees	Total	Credits	Guarantees	Total	Credits	Guarantees	Total

Alfredo Sáenz	16	—	16	25	—	25	6	—	6
Matías R. Inciarte	7	10	17	20	10	30	18	10	28
Manuel Soto	—	—	—	5	—	5	4	—	4
Antonio Basagoiti	47	1	48	66	1	67	94	1	95
Ana P. Botín	3	—	3	5	—	5	—	—	—
Javier Botín	2	—	2	—	—	—	—	—	—
Rodrigo Echenique	9	—	9	12	—	12	7	—	7
Antonio Escámez	1,488	—	1,488	1,474	—	1,474	309	—	309
Francisco Luzón	5,004	—	5,004	1,649	—	1,649	722	—	722
Juan R. Inciarte	421	—	421	465	—	465	—	—	—
Luis Alberto Salazar-Simpson	434	—	434	461	—	461	—	—	—
Isabel Tocino	40	—	40	49	—	49	—	—	—

	7,471	11	7,482	4,231	11	4,242	1,160	11	1,171
Additionally, the total amount of loans and credits made by us to our executive officers who are not directors, as of December 31, 2009, amounted to €24 million (see Note 53 to our consolidated financial statements).
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

As of December 31, 2009 our loans and credits to associated and jointly controlled entities, amounted to €149 million. Those loans and credits represented 0.02% of our total net loans and credits and 0.2% of our total stockholders’ equity as of December 31, 2009.
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
i. Tax disputes
As of the date hereof, the main tax disputes concerning the Group are as follows:
•
The “Mandados de Segurança” filed by Banco Santander Brasil, S.A. and other Group companies in Brazil challenging the increase in the rate of Brazilian Social Contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008.

•	The “Mandados de Segurança” filed by Group companies in Brazil claiming their right to pay the Brazilian Social Contribution tax on net income at a rate of 8%.
•
The “Mandados de Segurança” filed by Banco Santander, S.A. and other Group entities claiming their right to pay the Brazilian PIS and COFINS Social Contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the “Mandado de Segurança” was declared unwarranted and an appeal was filed at the Federal Regional Court. On September 13, 2007, the Federal Regional Court found in favor of Banco Santander, S.A. The Brazilian authorities have filed an appeal against this judgment at a higher court. In the case of Banco ABN AMRO Real, S.A., on March 9, 2007 the court found in its favor although the Brazilian authorities have also filed an appeal against this judgment at a higher court. On September 29, 2009 a resolution was issued whereby it partially admitted the appeal.

•
Real Leasing S.A. Arrendamiento Mercantil and Banco ABN AMRO Real S.A. have filed various administrative and legal claims in connection with the deductibility of the provision for doubtful debts for 1995.

•
Banco Santander Brasil, S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services.

•
In November 2009 Banco Santander Brasil, S.A. and certain of its subsidiaries availed themselves of the program for the deferral and payment in cash of tax and Social Security debts established in Law 11,941/2009. The main processes included in this program, which were reported in prior years, refer to litigation related to: (i) the right to consider the Social Contribution tax on net income as deductible in the calculation of Brazilian Legal Entities Income Tax, (ii) the right to pay the Brazilian Social Contribution tax on net income at a rate of 8%, and (iii) the deductibility for Income tax purposes of the depreciation and amortization expense in the same period as that in which lease Income is recognized in finance lease companies. The participation in this program entails payment of the disputed amounts and the discontinuance before the end of February 2010 of the related court proceedings.

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

•
Legal action filed by Sovereign Bancorp Inc. claiming entitlement to an international double taxation tax credit in connection with taxes paid outside of the United States in fiscal years 2003 to 2005 in relation to financial transactions carried out with an international bank.

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
•
LANETRO, S.A.: claim (Ordinary Lawsuit no. 558/2002) filed by LANETRO, S.A. against Banco Santander, S.A. at Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to €30.05 million of a capital increase of the complainant.

On December 16, 2003, a judgment was handed down dismissing the plaintiff’s request. The subsequent appeal filed by LANETRO was upheld by a decision of the Madrid Provincial Appellate Court on October 27, 2006. On March 30, 2010, the Spanish Supreme Court dismissed the extraordinary appeal on the grounds of procedural infringements, and partially admitted the appeal in cassation, which were both filed by the Bank against the decision of the Madrid Provincial Appellate Court.
•
Ordinary proceedings filed by Galesa de Promociones, S.A., against the Bank, at Elche Court of First Instance no. 5, Alicante (Ordinary Lawsuit no. 1946/2008). The claim sought damages amounting to €51,396,971.43 as a result of a judgment handed down by the Supreme Court on November 24, 2004 setting aside a summary mortgage proceeding filed by the Bank against the complainant company, which concluded in the foreclosure by the Bank of the mortgaged properties and their subsequent sale by the Bank to third-party buyers. The judgment of the Supreme Court ordered the reversal of the court foreclosure proceeding prior to the date on which the auctions were held, a circumstance impossible to comply with due to the sale by the Bank of the properties to the aforementioned third parties, which therefore prevented the reincorporation of the properties into the debtor company’s assets and their re-auction.

The damages claimed are broken down as follows: (i) €18,428,076.43 relating to the value of the property auctioned; (ii) €32,608,895 relating to the loss of profit on the properties lost by the complainant, which was prevented from continuing its business activity as a property developer; and (iii) €360,000 relating to the loss of rental income.
On October 31, 2008, a summons to respond to and oppose the claim was served on the Bank, which responded to the complainant’s requests on a timely basis and, at the same time, filed a counterclaim against Galesa de Promociones, S.A. for the amount owed to the Bank, basing its calculation on the difference between the value of the properties and the amount of the loan.
Galesa de Promociones, S.A. replied to the counterclaim on January 12, 2009 and the preliminary hearings took place on April 7, 2009 and September 30, 2009.
On March 2, 2010, the Court of First Instance handed down a judgment partially upholding both the claim and the counterclaim, ordering the Bank to pay the claimant an amount of €4,458,960.61, and Galesa Promociones, S.A. to pay the Bank an amount of €1,428,075.70, giving rise to a total loss of €3,030,874.91 for the Bank. Appeals have been prepared by Galesa and the Bank. The Bank filed its appeal on May 31, 2010.
•
Declaratory large claims action brought at Madrid Court of First Instance no. 19 (Ordinary Lawsuit no. 87/2001) in connection with a claim filed by Inversión Hogar, S.A. against the Bank. This claim sought the termination of a settlement agreement entered into between the Bank and the complainant on December 11, 1992.

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
On July 30, 2007, the Madrid Provincial Appellate Court handed down a decision upholding in full the appeal filed by the Bank, reversing the judgment issued at first instance and dismissing the appeal filed by Inversión Hogar, S.A. On completion of the clarification procedure, as it had announced previously, Inversión Hogar, S.A. filed a cassation appeal against the aforementioned decision and an extraordinary appeal on the grounds of procedural infringements at the Civil Division of the Supreme Court, which issued an order on December 1, 2009 admitting for consideration the appeals filed by Inversión Hogar, S.A. and its subsidiaries, with a summons to the Bank to present the related notice of opposition to these appeals, which was carried out on January 21, 2010.
•
Claim in an ordinary proceeding filed by Inés Arias Domínguez and a further 17 persons against Santander Investment, S.A. at Madrid Court of First Instance no. 13 (Ordinary Lawsuit no. 928/2007), seeking damages of approximately €43 million, plus interest and costs. The complainants, who are former shareholders of Yesocentro, S.A. (Yesos y Prefabricados del Centro, S.A.), allege that Santander Investment, S.A. breached the advisory services agreement entered into on October 19, 1989 between the former Banco Santander de Negocios, S.A. and the complainants, the purpose of which was the sale of shares owned by the complainants to another company called Invercámara, S.A.

This claim was duly contested by Santander Investment, S.A. on November 5, 2007. The preliminary hearing was set for April 28, 2008 although it was subsequently postponed until the application for a resolution on a preliminary civil issue filed by the Bank was resolved.

In the order issued by Madrid Court of First Instance no. 13 on September 11, 2008, the proceedings were stayed due to a preliminary civil issue. The complainants appealed the decision and the Bank responded to and opposed the complainant’s appeal on December 16, 2008.
In a decision issued by the Madrid Provincial Appellate Court on March 24, 2010 the plaintiffs’ appeal was dismissed, maintaining the stay of proceedings on the basis of the civil preliminary ruling until a ruling is issued in the proceeding filed by other shareholders of Yesocentro (Mr. Siro Díaz Díaz and his wife), filed at the Madrid Court of First Instance nº 47 (Ordinary Lawsuit no. 1051/2004).
•
On February 6, 2008, Banco Santander, S.A. filed a request for arbitration with the Secretary of the Spanish Arbitration Court against Gaesco Bolsa, Sociedad de Valores, S.A., in respect of the claim for €66,418,077.27 that the latter owes Banco Santander, S.A. as a result of the early termination of the financial transaction framework agreement entered into with Banco Santander, S.A. and of the financial transactions performed under the agreement. In the same proceedings Gaesco filed a counterclaim against the Bank. On May 12, 2009, an arbitral award was issued upholding all the claims of Banco Santander, S.A. and dismissing the counterclaim filed by Gaesco. Gaesco has filed for the annulment of the arbitral award at the Madrid Provincial Appellate Court.

Additionally, Mobilaria Monesa, S.L. (parent of the former Gaesco) has filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, on the same grounds as previously mentioned, and which were resolved in arbitration, a circumstance that has been brought to the Court’s attention in the notice of opposition thereto prepared by the Bank.
•
Former Banco do Estado de São Paulo S.A. — “Banespa” — employees: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s bylaws in the event that the entity obtained a profit and that the distribution of this profit, in the form of bonus, were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000 in variable percentages as agreed by the board of directors, and the aforementioned clause was eliminated from the bylaws in 2001. After the Regional Labor Court ordered Banco Santander Banespa, S.A. (currently Banco Santander (Brasil), S.A.) to pay the half-yearly bonus in September 2005, the Bank filed an appeal at the High Labor Court which handed down a decision on June 25, 2008, ordering the Bank to pay the half-yearly bonus from 1996 onwards for a maximum amount equivalent to the share in the profits. Appeals against this decision were filed at the High Labor Court and at the Federal Supreme Court, and are currently in process.

•
Padrão Comércio e Incorporacão de Imóveis Ltda: Claim for BRL 87 million against Banco Santander Brasil, S.A. for purported wrongful charges made by its predecessor, Banco do Estado de São Paulo, S.A. (Banespa), since the opening of a current account in the city of Recife in 1994 to 1996. In 2006, the Pernambuco Court of Justice handed down a decision at first instance against Banespa for not having submitted all the relevant documentation. Banespa then filed an appeal, dismissed in 2009, in which a new expert’s report was requested and additional documentation was provided which evidenced that at least a portion of the funds under dispute were used by the complainant. Banco Santander Brasil requested clarification of this decision and a decision has yet to be handed down. Subsequently, Banco Santander Brasil intends to appeal to the High Court.

•
The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying security.

On November 12, 2008, the Group announced the implementation of a solution (which was of a strictly commercial, exceptional nature and did not imply any admission of misselling) for holders of one of the products sold -Seguro Banif Estructurado- issued by the insurance company Axa Aurora Vida, which had as its underlying security a bond issued and guaranteed by Lehman. The solution involved replacing the Lehman issuer risk with the issuer risk of Grupo Santander subsidiaries. The exchange period ended on December 23, 2008. As a result of the exchange, at 2008 year-end a loss was recognized under “Gains/losses on financial assets and liabilities (net)” in the consolidated income statement for the difference of €46 million (€33 million after tax) between the fair value of the bonds received and the bonds delivered in the exchange.

In February 2009, the Group offered a similar solution to other customers affected by the Lehman bankruptcy. The cost of this transaction, before tax, was €143 million (€100 million after tax), which were recognized under “Gains/losses on financial assets and liabilities (net)” in the consolidated income statement for 2008.
At the date of this report on Form 20-F, certain lawsuits against the Group have been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability in relation to the insolvency of Lehman. Accordingly, it has not been necessary to recognize any liability in this connection in the consolidated financial statements for 2009.
•
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

On January 27, 2009, the Group announced its decision to offer a solution to those of its private banking customers who had invested in Optimal Strategic and had been affected by the alleged fraud. This solution, which was applied to the principal amount invested, net of redemptions, totaled €1,380 million. It consisted of a replacement of assets whereby the private banking customers could exchange their investments in Optimal Strategic for preference shares (participaciones preferentes) to be issued by the Group for the aforementioned amount of €1,380 million, with an annual coupon of 2% and a call option that can be exercised by the issuer in year ten. At December 31, 2008, the Group determined that these events should be classified as “adjusting events after the reporting period”, as defined in IAS 10.3, since they provided evidence of conditions that existed at the end of the reporting period and, accordingly, in accordance with IAS 37.14, it recognized the pre-tax cost of this transaction for the Group (€500 million or €350 million after tax) under Gains/losses on financial assets and liabilities (net) in the consolidated income statement for 2008.
The Group believes it has at all times exercised due diligence in the management of its customers’ investments in the Optimal Strategic fund. These products have always been sold in a transparent way pursuant to applicable legislation and established Group procedures and, accordingly, the decision to offer a solution was taken in view of the exceptional circumstances attaching to this case and based on solely commercial reasons, due to the interest the Group has in maintaining its business relationship with these customers.
At the date of this report on Form 20-F, certain lawsuits have been filed against the Group in relation to this matter in various different jurisdictions, including a class action lawsuit in the United States. The claims have been initiated by investors with investments with exposure to Madoff Securities, including holders of shares in Optimal Strategic, holders of financial structured products whose value and profitability were linked to the evolution of some Optimal funds (among them, Optimal Strategic) and holders of life insurance products which had as its underlying security a bond whose value and profitability was linked to the evolution of Optimal funds (among them, Optimal Strategic). All these proceedings are ongoing.
On March 18, 2009, the Group issued the preference shares earmarked for the replacement of assets offered to the private banking customers affected by the fraud perpetrated by Madoff Securities and those affected by the Lehman bankruptcy who were not able to participate in the exchange made on December 23, 2008 (referred to above). The preference shares have been listed on the London Stock Exchange since March 23, 2009. The level of acceptance of the exchange proposal is close to 97%.

On May 26, 2009, two funds managed by Optimal Investment Services, S.A. a subsidiary indirectly owned by Banco Santander, S.A., announced that they had entered into an agreement with Irving H. Picard, the court-appointed Trustee for the liquidation of Madoff Securities. Under the agreement, the Trustee will allow the funds’ claims in the liquidation proceeding and reduce his clawback demands on the funds by the amounts withdrawn by the latter from Madoff Securities, in the 90 days prior to bankruptcy, which American legislation allows him to claim, in exchange for the partial payment of those demands by the funds. The funds are Optimal Strategic U.S. Equity Limited and Optimal Arbitrage Limited. These are the only Optimal funds that had accounts at Madoff Securities.
Pursuant to the agreement, the funds’ claims against Madoff Securities were allowed in their full amounts, calculated on a cash-in, cash-out basis, of $ 1,540,141,277.60 and $ 9,807,768.40, respectively, and the funds were entitled to Securities Investor Protection Corporation advances of $ 500,000 each. The funds have paid 85% of the clawback claims asserted by the Trustee. The payments totaled $ 129,057,094.60 for Optimal Strategic and $ 106,323,953.40 for Arbitrage.
The funds agreed not to file any other claims against Madoff Securities’ estate. The agreement also contains an “equal treatment” provision, so that if the Trustee settled similar clawback claims for less than 85%, the funds would receive a rebate of a portion of their payments to equalize the percentages applied to the funds with respect to other comparable investors.
The agreement followed the Trustee’s investigation of Optimal and its affiliates’ conduct in dealing with Madoff Securities, including a review of Optimal and its affiliates’ documents relating to their due diligence, in which the Trustee concluded that their conduct does not provide grounds to assert any claim against the Optimal companies or any entity of Santander Group (other than the clawback claims described above, which did not arise from any inappropriate conduct by the funds).
The agreement contains releases of all clawback and other claims the Trustee may have against the funds for any matters arising out of the funds’ investments with Madoff Securities. The Trustee’s release applies to all potential claims against other Optimal companies, Santander Group companies and their investors, directors, officers and employees who agree to release the Trustee and the Madoff Securities estate, to the extent the claims arose out of the funds’ dealings with Madoff Securities. It also releases both funds from potential clawback liability for any other withdrawals made by them.
The agreement between the Trustee and the aforementioned Optimal funds was approved by the United States Bankruptcy Court of the Southern District of New York on June 16, 2009.
Madoff Securities is currently in liquidation in accordance with the Securities Investor Protection Act of 1970 in the United States Bankruptcy Court of the Southern District of New York. Bernard L. Madoff, the chief executive of Madoff Securities, has pleaded guilty to perpetrating what was probably the largest pyramid fraud in history and has been sentenced to 150 years imprisonment.
Disposition of previously reported litigation
Following is a description of the developments in 2009 in relation to three claims arising from the absorption of Banco Santander Noroeste S.A. — “Banco Noroeste” by Banco Santander Brasil, S.A.:
•
Three claims filed by minority shareholders of Banco Noroeste requesting, in addition to compensation for damage and losses, the annulment of the general shareholders’ meeting that approved the merger between Banco Noroeste and Banco Santander Brasil, S.A., arguing that when the merger took place Banco Noroeste shareholders should have been offered a market value that would have enabled them to decide whether or not to sell their shares at that value.

In the three cases, judgments were handed down at first instance, one of which found in favor of Banco Santander Brasil, S.A. and the other two against it. In the latter two cases the general shareholders’ meeting was not declared null and void but rather Banco Santander Brasil, S.A. was ordered to pay compensation. Appeals were filed against these judgments by Banco Santander Brasil, S.A.
The São Paulo Court of Justice recently handed down a joint judgment on the three appeals at second instance, finding that Banco Santander Brasil, S.A. should have duly prepared a valuation report using the disposal value method, thereby concluding that the minority shareholders be indemnified.
In the case of the shareholders that sold their shares, the Court indicated that they should receive the difference between the value at which they sold their shares (equity value) and market value (calculated as the disposal value) at that time, plus interest. In the case of the shareholders that did not sell, the Court considered that they should receive the market value at that time plus interest, less the present value of their shares. Unlike the judgments handed down at first instance, lost profits and damages were excluded and the amount of lawyers’ fees was reduced. Banco Santander Brasil plans to file appeals against this judgment at higher courts.
In August 2009, an agreement was reached with the minority shareholders of the former Banco Noroeste by virtue of which Banco Santander (Brasil) S.A. made a payment of BRL 106 million as compensation for damages related to the absorption of Banco Noroeste by Banco Santander (Brasil) S.A. Such compensation included the repurchase from the shareholders of the shares of Banco Santander (Brasil) S.A. that they held and payment of all other expenses. Based on the agreement, the minority shareholders accepted the annulment of all actions against Banco Santander (Brasil) S.A. and agreed not to file any further claims for the same reasons.
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

	Euro per Share Interim					Dollars per ADS Interim
	First	Second	Third	Fourth	Total	First	Second	Third	Fourth	Total
2004	0.0830	0.0830	0.0830	0.0842	0.3332	0.08484	0.08971	0.09175	0.09191	0.35821
2005	0.09296	0.09296	0.09296	0.13762	0.4165	0.09591	0.09466	0.09523	0.147016	0.432816
2006	0.106904	0.106904	0.106904	0.199913	0.5206	0.11582	0.11593	0.11400	0.222418	0.568168
2007	0.122940	0.122940	0.122940	0.281961	0.650781	0.137526	0.145308	0.149199	0.355829	0.787862
2008	0.135234	0.135234	0.122940	0.257373	0.650781	0.172148	0.137700	0.126043	0.266604	0.702495
2009	0.135234	0.12	0.12294	0.221826	0.60	0.156275	0.142827	0.136266	0.239545	0.674913
The board of directors has submitted for approval of our shareholders acting at the 2010 annual general meeting the proposal of distribution of profits earned by the Bank during 2009, which amount up to €4,151 million, as follows:
•
Distribution of dividends already paid prior to the general shareholders’ meeting (€3,939.9 million) and acquisition of free-of-charge allotment rights, with a waiver of the exercise, of those shareholders who chose to receive cash remuneration, equivalent to the second interim dividend (€182.0 million) under the Santander Scrip Dividend program.

•	€29 million to voluntary reserves.
In addition, a further €797 million were allocated to the remuneration of shareholders under the Santander Scrip Dividend program approved by the shareholders at the annual general meeting held on June 19, 2009, whereby the Bank offered shareholders the possibility to opt to receive an amount equivalent to the second interim dividend out of 2009 profit in cash or new shares. The other three interim dividends were paid in cash. For these purposes, the executive committee of Banco Santander, at its meeting held on October 13, 2009, resolved to carry out a capital increase with a charge to voluntary reserves as approved by the shareholders at the annual general meeting of June 19, 2009.
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

Year Ended December 31,
IFRS-IASB
2005	2006	2007	2008	2009
(in thousands of euros)

2,605,009	3,256,190	4,070,247	4,826,218	4,150,813
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
B. Significant Changes
For significant changes that have occurred since December 31, 2009, see our Form 6-K relating to our first quarter 2010 results filed with the Securities and Exchange Commission on May 3, 2010.

Item 9. The Offer and Listing
A. Offer and listing details
Market Price and Volume Information
Santander’s Shares
During 2009, our shares were the shares with the highest trading volume on the Spanish stock exchanges. At December 31, 2009, our shares represented 22.30% of the IBEX 35 Stock Exchange Index, the highest percentage among all Spanish issuers represented in this index. Our market capitalization of €95,043 million at 2009 year-end was the largest of any Spanish company, according to information published by the Sociedad de Bolsas, S.A. (“Sociedad de Bolsas”).
At December 31, 2009, we had 3,062,633 registered holders of our shares and, as of such date, a total of 1,214,210,311 of our shares or 14.76% were held by 1,045 registered holders with registered addresses in the United States and Puerto Rico, including JP Morgan Chase, as depositary of our American Depositary Share program.
Our shares are traded on Spain’s automated “continuous market”, the national, centralized market which integrates by computer quotations originating in the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao) (the “Automated Quotation Systems”). Our shares are also listed on the New York (in the form of American Depositary Shares), London, Milan, Lisbon, Buenos Aires and Mexico Stock Exchanges. At December 31, 2009, 67.62% of our shares were held of record by non-residents of Spain.

The table below sets forth the high, low and last daily sales prices in euros for our shares on the continuous market for the periods indicated.

	Euros per Share
	High	Low	Last

2005 Annual	11.18	8.92	11.15

2006 Annual	14.37	10.54	14.14

2007 Annual	15.00	12.56	14.79

2008 Annual	14.59	5.11	6.75
First Quarter	14.59	11.17	12.62
Second Quarter	14.22	11.67	11.67
Third Quarter	12.48	9.95	10.50
Fourth Quarter	11.69	5.11	6.75

2009 Annual	11.96	4.00	11.55
First Quarter	7.24	4.00	5.19
Second Quarter	8.60	5.39	8.56
Third Quarter	11.22	8.12	11.00
Fourth Quarter	11.96	10.42	11.55

Last six months
2009
December	11.96	11.17	11.55
2010
January	11.98	10.03	10.30
February	10.62	9.24	9.55
March	10.48	9.66	9.84
April	10.79	9.10	9.55
May	9.50	7.71	8.33
June (through June 4, 2010)	8.20	7.55	7.55
On June 4, 2010, the reported last sale price of our shares on the continuous market was €7.55.
American Depositary Shares (ADSs)
Our ADSs have been listed and traded on the New York Stock Exchange since July 30, 1987. Each ADS represents one of our shares and is evidenced by an American Depositary Receipt, or ADR. The deposit agreement, pursuant to which ADRs have been issued, is among us, JP Morgan Chase, as depositary, and the holders from time to time of ADRs. At December 31, 2009, a total of 242,347,903 of our ADSs were held by 20,712 registered holders. Since certain of such of our shares and our ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

The table below sets forth the reported high, low and last sale prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Dollars Per ADS
	High	Low	Last

2005 Annual	13.27	11.37	13.19

2006 Annual	18.73	13.16	18.66

2007 Annual	22.14	17.29	21.54

2008 Annual	22.24	6.06	9.49
First Quarter	21.35	16.52	19.94
Second Quarter	22.24	18.19	18.19
Third Quarter	19.25	13.91	15.02
Fourth Quarter	16.44	6.06	9.49

2009 Annual	17.83	4.90	16.44
First Quarter	9.86	4.90	6.90
Second Quarter	12.17	7.15	12.10
Third Quarter	16.50	11.34	16.15
Fourth Quarter	17.83	15.22	16.44

Last six months
2009
December	17.70	16.05	16.44
2010
January	17.50	14.02	14.08
February	14.96	12.65	13.04
March	14.30	12.99	13.27
April	14.77	11.99	12.34
May	12.22	9.83	10.15
June (through June 4, 2010)	10.03	8.92	8.92
On June 4, 2010, the reported last sale price of our ADSs on the New York Stock Exchange was $8.92.
B. Plan of distribution
Not Applicable.
C. Markets
General
Spanish Securities Market
The Spanish securities market for equity securities (the “Spanish Stock Exchanges”) consists of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia (the “local exchanges”). The majority of the transactions conducted on them are done through the Automated Quotation System (Sistema Interbancario Bursátil Español or “S.I.B.E.”). During the year ended December 31, 2009, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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
Moreover, there is a block market (el mercado de bloques) allowing for block trades between buyers and sellers from 9:00 a.m. to 5:30 p.m. during the trading session. Under certain conditions, this market allows cross-transactions of trades at prices different from prevailing market prices. Trading in the block market is subject to certain limits with regard to price deviations and volumes.
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
Clearance and Settlement System
Until April 1, 2003, transactions carried out on the regional Spanish stock exchanges and the continuous market were cleared and settled through the Servicio de Compensación y Liquidación de Valores, S.A. (the “SCL”). Since April 1, 2003, the settlement and clearance of all trades on the Spanish stock exchanges, the Public Debt Market (Mercado de Deuda Pública), the AIAF Fixed Income Market (Mercado AIAF de Renta Fija) and Latibex — the Latin American stock exchange denominated in euros, are made through the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (“Iberclear”), which was formed as a result of a merger between SCL and Central de Anotaciones del Mercado de Deuda Pública (CADE), which was managed by the Bank of Spain.
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
On March 11, 2005, Royal Decree Law 5/2005 was approved, modifying the Securities Market Law in order to implement the Directive 2003/71/EC of the European Parliament and of the Council on the prospectus to be published when securities are offered to the public or admitted to trading. The Directive: (i) harmonizes the requirements for the process of approval of prospectuses, which enables a prospectus to be valid throughout the European Union; and (ii) incorporates the application of the country of origin principle.
On April 22, 2005, the Securities Market Law was amended by Law 5/2005 on supervision of financial conglomerates in order to make the sectoral rules applicable to investment firms more consistent with other sectoral rules applicable to other groups with similar financial activities, such as credit institutions and insurance undertakings.
On November 14, 2005, the Securities Market Law was further amended by Law 19/2005, which refers to the European public limited-liability companies with registered offices in Spain and, on November 24, 2005, by Law 25/2005, of November 24, 2005, which regulates the capital risk entities.
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

Under the Companies Law of Spain, a company and its subsidiaries are prohibited from purchasing shares of the company in the primary market. However, purchase of the shares is permitted in the secondary market provided that: (1) the aggregate nominal value of such purchases (referred to as “treasury stock” or “autocartera”) and of the shares previously held by the company and its subsidiaries does not exceed 10% of the total outstanding capital stock of the company, (2) the purchases are authorized at a meeting of the shareholders of the acquiring company and, if the acquisition relates to shares in the parent company, the acquiring company’s parent, and (3) such purchases, together with the shares previously held by the company and its subsidiaries, do not result in a net equity less than the company’s stock and its legal or by-laws undisposable reserves.
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
The portion of trading volume in the shares represented by purchases by our subsidiaries has varied widely from day to day and from month to month and may be expected to do so in the future. In 2009, 9.8% of the volume traded of the shares was effected not as principal by Santander Investment Bolsa, S.V., S.A. and 2.72% was effected not as principal by Banesto Bolsa, S.A., S.V.B. The portion of trading volume in shares allocable to purchases and sales as principal by our companies was approximately 9.2% in the same period. The monthly average percentage of outstanding shares held by our subsidiaries ranged from 0.413% to 2.820% in 2009. At December 31, 2009, the Parent Bank and our subsidiaries held 2,584,249 of our shares (0.031% of our total capital stock as of that date).
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

Subsections 1 and 2 of Article 5 of the By-Laws show the current figure of the Bank’s share capital and the number of shares which was most recently amended by the share capital increase carried out on November 2, 2009 and filed with the office of the Mercantile Registry on the same day.
The current By-laws are included in Exhibit 1.1. The By-laws are also available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors — General information — By-laws”.
In connection with the amendment of our By-laws, the board of directors, at its meeting held on March 23, 2009, resolved to approve new Rules and Regulations of the Board in order to bring some aspects of its internal regulations into line with the By-laws approved by the shareholders at the general shareholders’ meeting held on June 21, 2008.
At its meeting held on April 21, 2009, the audit and compliance committee and the appointments and remuneration committee reported favorably on a proposed amendment of the Rules and Regulations of the Board, which is intended to reserve within the scope of powers of the appointments and remuneration committee and of the board, the responsibility to propose and decide, respectively, upon the remuneration of those managers who not belonging to senior management receive significant remuneration, especially variable remuneration, and whose activities might have a significant impact on the assumption of risks by the Group, as well as to include among the items comprising the report on remuneration policy those relating to the weight of variable deferred remuneration compared to total variable remuneration for executive directors. This amendment was approved by the board at its meeting held on April 26, 2010.
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
General
As of December 31, 2009, the Bank’s share capital was €4,114,413,067.50, represented by a single class of 8,228,826,135 book-entry Santander shares with a nominal value of €0.50 each.
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
Meetings and Voting Rights
We hold our annual general shareholders’ meeting during the first six months of each fiscal year on a date fixed by the board of directors. Extraordinary meetings may be called from time to time by the board of directors whenever the board considers it advisable for corporate interests, and whenever so requested by shareholders representing at least 5% of the outstanding share capital of Santander. Notices of all meetings are published, at least one month prior to the date set for the meeting, in the Official Gazette of the Mercantile Register and in one of the local newspapers having the largest circulation in the province where the registered office of Santander is located. In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and the Spanish Stock Exchanges and published on the company’s website. Our last ordinary general meeting of shareholders was held on June 19, 2009 and our last extraordinary general meeting of shareholders was held on January 26, 2009. The 2010 annual general meeting will be held on June 11, 2010.
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
At both general shareholders’ meetings held in 2004 (the annual shareholders’ meeting of June 19, 2004 and the extraordinary general meeting of October 21, 2004) our shareholders could exercise their voting and representation rights prior to the meetings by electronic means (via the Internet). In addition, at the extraordinary general shareholders’ meeting of October 21, 2004, our shareholders could vote by mail and in the annual shareholders’ meetings held on June 18, 2005, June 17, 2006, June 23, 2007, June 21, 2008 and June 19, 2009, and in the extraordinary general shareholders’ meeting of October 23, 2006, July 27, 2007 and January 26, 2009 our shareholders, besides exercising their voting and representation rights prior to the meeting by mail or via the Internet, were able to attend (besides attending and voting in person) via the Internet and were also able to vote in real time on the Internet on the resolutions considered at the meeting.

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
In accordance with Spanish law, a quorum on first call for a duly constituted ordinary or extraordinary general meeting of shareholders requires the presence in person or by proxy of shareholders representing 25% of our subscribed voting capital. On second call there is no quorum requirement. Notwithstanding the above, a quorum of 50% of our subscribed voting capital is required on the first call to approve any of the following actions:
•	issuance of bonds;
•	increase or reduction of share capital;
•	rescission or limitation of the preferential right to subscribe new issuance of shares;
•	change of the registered address of Santander to a foreign country;
•	transformation of Santander (change in corporate nature) or merger, novation, split or spin-off; and
•	any other amendment of our By-laws.
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

At the Bank’s annual meeting of shareholders held on June 19, 2009, the shareholders passed resolutions which, among other things, grant the Bank the authority to increase the Bank’s capital by up to €2,038,901,430.5 and also permits the Bank to issue bonds convertible or exchangeable into the Bank’s common stock in an amount up to €7 billion aggregate principal amount.
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
Once the annual accounts have been approved, the shareholders at the general shareholders’ meeting will resolve on the allocation of the results for the fiscal year. Dividends may only be distributed out of the earnings for the fiscal year or with a charge to unappropriated reserves, after the payments required by the law and the By-laws have been made, provided that the stockholders’ equity disclosed in the accounts is not reduced, to less than the share capital as a result of the distribution. If there are any losses from prior fiscal years that reduce the Bank’s stockholders’ equity below the amount of the share capital, the earnings must be used to offset such losses.
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
Under Spanish law and regulations, transfers of shares quoted on a stock exchange are normally made through a Sociedad o Agencia de Valores, credit entities and investment services companies, that are members of the Spanish stock exchange.
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
Liquidation Rights
Upon a liquidation of Santander, our shareholders would be entitled to receive pro-rata any assets remaining after the payment of our debts, taxes and expenses of the liquidation. Holders of non-voting shares, if any, are entitled to receive reimbursement of the amount paid before any amount is distributed to the holders of voting shares.
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
Any individual or corporation that wishes to acquire, directly or indirectly, a significant holding (participación significativa) in a Spanish bank must give advance notice to the Bank of Spain describing the size of such participation, its terms and conditions, and the anticipated closing date of the acquisition. “Significant participation” is defined as 5% of the outstanding share capital or voting rights of the bank or any lesser participation that gives the acquirer effective influence or control over the target bank.
In addition, prior notice must be given to the Bank of Spain of any increase, direct or indirect, in any significant holding resulting in percentage equity interest or voting rights reaching or surpassing one of the following percentages: 20%, 30% or 50%. Notice to the Bank of Spain is also required from anyone who, as a result of the contemplated acquisition, may attain sufficient power to control the credit entity.

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
The Bank of Spain has sixty business days after the receipt of notice to object to a proposed transaction. Such objection may be based on finding the acquirer unsuitable on the basis, inter alia, of its commercial or professional reputation, its solvency or the transparency of its corporate structure. If sixty business days elapse without any word from the Bank of Spain, its authorization is deemed granted. However, absent objection by the Bank of Spain, it may set forth a different maximum period for closing the proposed transaction.
Any individual or institution that plans to sell its significant holding, or reduce it to one of the above-mentioned levels of ownership, or because of any sale will lose control of the entity, must provide advance notice to the Bank of Spain indicating the amount of the transaction and its anticipated closing date. Failure to comply with these requirements may subject the offending party to penalties.
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
Law 6/2007 also regulates, among other things, (i) new obligations for the board of directors of the offeree company in terms of preventing the takeover bid (passivity rule); and (ii) the squeeze-out and sell-out rights when the offeror is a holder of securities representing at least 90% of the voting capital of the offeree company and the prior takeover bid has been accepted by holders of securities representing at least 90% of the voting rights covered by the bid.

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
Board of Directors
Our board of directors may be made up of a minimum of 14 and a maximum of 22 members, appointed by the shareholders acting at the general meeting of shareholders.
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

Although there is no provision in Spanish law regarding the composition of a board of directors, the Rules and Regulations of the Board provide that in exercising its powers to make proposals at the general shareholders’ meeting and to designate directors by interim appointment to fill vacancies (co-option), the board shall endeavor to ensure that the external or non-executive directors represent a wide majority over the executive directors and that the former include a reasonable number of independent directors. In addition, in all events, the board of directors shall endeavor such that the number of independent directors represent at least one-third of all directors.
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

E. Taxation
The following is a discussion of the material Spanish and US federal income tax consequences to you of the ownership and disposition of ADSs or shares.
The discussion of Spanish tax consequences below applies to you only if you are a non-resident of Spain and your ownership of ADSs or shares is not effectively connected with a permanent establishment or fiscal base in Spain and only if you are a US resident entitled to the benefits of the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”).
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
Taxation of dividends
Under Spanish law, dividends paid by a Spanish resident company to a holder of ordinary shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to Spanish Non-Resident Income Tax at an 19% rate. Prior to January 1, 2010 the rate was 18%.
In addition, according to the Spanish Non Resident Income Tax Law, if you are resident in the European Union or in a country with which there is an effective exchange of information for tax purposes as defined in Spanish Law 36/2006 and you do not operate in Spain through a permanent establishment, dividends up to 1,500 euros, considering all Spanish-source dividends you may obtain in the calendar year, are exempt from Spanish taxation. However, Spanish withholding tax will nevertheless be required to be deducted from the gross amount of the dividends, and you will have to seek a refund of such withholding taxes from the Spanish tax authorities, following the standard refund procedure described below.
As of January 1, 2010, we levied an initial withholding tax on the gross amount of dividends at a 19% tax rate (prior to this date the rate was 18%), following the procedures set forth by the Order of April 13, 2000. However, under the Treaty and subject to the fulfillment of certain requirements, you may be entitled to a reduced rate of 15%.
To benefit from the Treaty’s reduced rate of 15%, you must provide our depositary, JPMorgan Chase, with a certificate from the United States Internal Revenue Service (the “IRS”) stating that to the knowledge of the IRS, you are a resident of the United States within the meaning of the Treaty. The IRS certificate is valid for a period of one year.
According to the Order of April 13, 2000, to get a direct application of the Treaty-reduced rate of 15%, the certificate referred to above must be provided to our depositary before the tenth day following the end of the month in which the dividends were distributable by us. If you fail to timely provide our depositary with the required documentation, you may obtain a refund of the 4% in excess withholding that would result from the Spanish tax authorities in accordance with the procedures below.
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
The refund claim must be filed within four years of the date on which the withheld tax was collected by the Spanish tax authorities. You are urged to consult your own tax adviser regarding refund procedures and any US tax implications of refund procedures.
Taxation of capital gains
Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. If you are a US resident, income from the sale of ADSs or shares will be treated as capital gains for Spanish tax purposes. As of January 1, 2010, Spanish non-resident income tax is levied at a 19% rate on capital gains realized by persons not residing in Spain for tax purposes who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation. Prior to this date the rate was 18%.
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
Spanish wealth tax
Individuals not residing in Spain who hold shares or ADSs located in Spain are subject to the Spanish wealth tax (Spanish Law 19/1991), which imposes a tax on property located in Spain on the last day of any year. The Spanish tax authorities may take the view that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. However, Law 4/2008, dated December 23, 2008, has amended the Spanish wealth tax law, introducing a 100% tax rebate and eliminating the obligation to file any form for tax periods starting as of January 1, 2008. Consequently, no obligation for this tax arises for non resident individuals holding shares or ADSs on December 31, 2008 or after.
Spanish inheritance and gift taxes
Transfers of shares or ADSs upon death or by gift are subject to Spanish inheritance and gift taxes (Spanish Law 29/1987) if the transferee is a resident of Spain for tax purposes, or if the shares or ADSs are located in Spain at the time of gift or death, or the rights attached thereto could be exercised or have to be fulfilled in the Spanish territory, regardless of the residence of the beneficiary. In this regard, the Spanish tax authorities may determine that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. The applicable tax rate, after applying all relevant factors, ranges between 0% and 81.6% for individuals.
Gifts granted to corporations non-resident in Spain are subject to Spanish Non-Resident Income Tax at an 19% tax rate on the fair market value of the shares as a capital gain. Prior to January 1, 2010, the rate was 18%. If the donee is a United States corporation, the exclusions available under the Treaty described in the section “—Taxation of capital gains” above will be applicable.
Expenses of transfer
Transfers of ADSs or shares will be exempt from any Spanish transfer tax or value-added tax. Additionally, no Spanish stamp tax will be levied on such transfers.

US Tax Considerations
The following summary describes the material US federal income tax consequences of the ownership and disposition of ADSs or shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The summary applies only to US Holders (as defined below) that hold ADSs or shares as capital assets for tax purposes and does not address special classes of holders, such as:
•	certain financial institutions;
•	insurance companies;
•	dealers and traders in securities that use a mark-to-market method of tax accounting;
•	holders holding ADSs or shares as part of a hedge, “straddle”, conversion transaction or integrated transaction;
•	holders whose “functional currency” is not the US dollar;
•	holders liable for the alternative minimum tax;
•	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;
•	partnerships or other entities classified as partnerships for US federal income tax purposes;
•	holders that own or are deemed to own 10% or more of our voting shares;
•	holders that acquired our ADSs or shares pursuant to the exercise of an employee stock option or otherwise as compensation;
•	holders holding ADSs or shares in connection with a trade or business outside the United States.
If an entity that is classified as a partnership for US federal income tax purposes holds shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular US federal income tax consequences of owning and disposing of the shares or ADSs.
The summary is based upon tax laws of the United States including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. In addition, the summary is based on the Treaty and is based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement or any other related document will be performed in accordance with its terms. US Holders are urged to consult their own tax advisers as to the US, Spanish or other tax consequences of the ownership and disposition of ADSs or shares in their particular circumstances.
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
Taxation of Distributions
Subject to the discussion of the passive foreign investment company rules below, to the extent paid out of our current or accumulated earnings and profits (as determined in accordance with US federal income tax principles), distributions, including the amount of any Spanish withholding tax, made with respect to ADSs or shares (other than certain pro rata distributions of our capital stock or rights to subscribe for shares of our capital stock) will be includible in the income of a US Holder as foreign-source ordinary dividend income. Because we do not maintain calculations of our earnings and profits under US federal income tax principles, it is expected that distributions generally will be reported to US Holders as dividends. These dividends will be included in a US Holder’s income on the date of the US Holder’s (or in the case of ADSs, the depositary’s) receipt of the dividend, and will not be eligible for the “dividends-received deduction” generally allowed to corporations receiving dividends from domestic corporations under the Code. The amount of the distribution will equal the US dollar value of the euros received, calculated by reference to the exchange rate in effect on the date that distribution is received (which, for US Holders of ADSs, will be the date that distribution is received by the depositary), whether or not the depositary or US Holder in fact converts any euros received into US dollars at that time. If the dividend is converted into US dollars on the date of receipt, a US Holder generally will not be required to recognize foreign currency gain or loss in respect thereof. A US Holder may have foreign currency gain or loss if the euros are converted into US dollars after the date of receipt. Any gains or losses resulting from the conversion of euros into US dollars will be treated as ordinary income or loss, as the case may be, of the US Holder and will be US-source.
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
Subject to certain generally applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the US Treasury, a US Holder will be entitled to a credit against its US federal income tax liability for Spanish income taxes withheld at the rate provided by the Treaty. Spanish income taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S Holder’s federal income tax liability. See “Spanish tax considerations — Spanish refund procedure —” for a discussion of how to obtain amounts withheld in excess of the applicable Treaty rate. The limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Instead of claiming a credit, a US Holder may, at its election, deduct such otherwise creditable Spanish taxes in computing taxable income, subject to generally applicable limitations under US law.
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

Sale or Exchange of ADSs or Shares
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
Passive Foreign Investment Company Rules
We believe that we were not a “passive foreign investment company” (“PFIC”) for US federal income tax purposes for the 2009 taxable year. However, because our PFIC status depends upon the composition of our income and assets and the fair market value of our assets (including, among others, less than 25% owned equity investments) from time to time, and upon certain proposed Treasury Regulations that are not yet in effect but are proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we will not be a PFIC for any taxable year.
If we are a PFIC for any taxable year, any gain recognized by a US Holder on a sale or other disposition of ADSs or shares would be allocated ratably over the US Holder’s holding period for the ADSs or shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to all other taxable years would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to those taxable years. Further, any distribution in respect of ADSs or shares in excess of 125% of the average of the annual distributions on ADSs or shares received by the US Holder during the preceding three years or the US Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or shares.
In addition, if we are a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.
Information Reporting and Backup Withholding
Payment of dividends and sales proceeds that are made within the United States or through certain US-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the US Holder is an exempt recipient or (ii) in the case of backup withholding, the US Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder’s US federal income tax liability and may entitle the US Holder to a refund, provided that the required information is timely furnished to the IRS.
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
We have divided this section into the following ten parts:
•	Corporate principles of risk management;
•	Corporate governance of the risk function;
•	Integral control of risk;
•	Credit risk;
•	Operational risk;
•	Reputational risk;
•	Adjustment to the new regulatory framework;
•	Economic capital;
•	Risk training activities; and
•	Market risk.
Part 1. Corporate principles of risk management
The vital importance for banks to have appropriate risk management was highlighted in 2009.
Our risk policy is focused on maintaining a low-medium and predictive risk profile.
Quality management of risk is one of our hallmarks and thus a priority in our business. For 150 years, we believe we have combined prudence in risk management with use of advanced risk management techniques, which have proven to be decisive in generating recurrent and balanced earnings and creating shareholder value.
The turmoil affecting financial markets since July 2007 has put the effectiveness of our risk management policies to the test.
Our risk management is based on the following principles:
• Involvement of senior management. The board’s risk committee, the senior management committees and the Group’s units are structured in such a way as to involve management in global supervision of risk taking.
• Independence from the business areas. Matías R. Inciarte, the Group’s third vice-chairman and chairman of the board’s risk committee, reports directly to the board of directors. The establishment of separate functions between the business areas (risk takers) and the areas responsible for risk measurement, analysis, control and information provides independence and autonomy to control risks.

• Collective decision-making (including at the branch level) ensures a variety of opinions are heard and does not make results dependent on decisions solely taken by individuals.
• Joint responsibility for decisions on credit operations between risk and business areas.
• Defining functions. Each risk taker unit and, where appropriate, risk manager has clearly defined the types of activities, segments, risks they could incur and decisions they might make in the sphere of risks, in accordance with delegated powers. How risk is contracted, managed and where operations are recorded is also defined.
• Risk measurement. This considers all the risk positions taken throughout the business perimeter and uses the basic measures in the components and dimensions of risk, in the whole life cycle, for the management at each moment.
• This qualitative approach is based on the use of a series of integrating metrics, primarily consumption of risk capital and RORAC (risk adjusted return).
• Limiting risks. The aim is to limit, efficiently and comprehensively, the maximum risk levels for the various risk measures, so that the risks incurred are known and the necessary infrastructure exists for their management, control and information, so as to prevent undesired types or levels of risk from being incurred and exposures and the losses therefrom, exceeding the maximum levels approved.
• Setting policies and risk procedures. The policies and procedures constitute the basic regulatory framework, articulated through circulars and operating rules which regulate risk activities and processes.
• Defining and assessing risk methodologies. The methodologies provide the definitions of internal risk models, applied by the Group, and, so, require risk measures, methods for evaluating products, methods for constructing interest rate curves and market data series, calculations of capital consumption on the basis of risk and other risk analysis methods, as well as respective calibration and testing.
Management and control of risks at Santander is structured around the following phases:
• Establishment of risk management policies which reflect the principles and standards for the general functioning of risk activities in Grupo Santander, based on a corporate risk management framework which embraces the organizational model and the management model, as well as a series of more specific corporate frameworks for regulating the functions of the directorate general of risk. At the local level, the risk units incorporate the corporate rules to their internal policies and develop the corresponding procedures in order to:
• Identify risks by constantly reviewing and monitoring exposures, assessing new products and analyzing particular transactions.
• Measure risks using methodologies and models that have been put in use after a process of validation and approval.
• Formulate our appetite for risks by setting global and specific limits for the different types of risks, products, customers, groups, sectors and geographic areas.
• Prepare and distribute a complete series of reports, which are reviewed on a daily basis by those responsible for the management of Santander at all levels.
• Implement a system of risks control, which verifies every day the extent to which our risks profile is in line with the risk policies approved and the limits established.

We have been using a series of techniques and tools for many years. They are mentioned in other parts of this report. Of note among them, given that we implemented them ahead of time and in line with the New Basel Capital Accord (BIS II), are:
• Internal rating and scoring models which, by assessing the various qualitative and quantitative components by client and operation, enable the probability of failure to be estimated first and then, on the basis of estimates of losses, the expected loss.
• Economic capital, as the homogeneous metric of the risk assumed and the basis for measuring management.
• Return on Risk Adjusted Capital (RORAC), for pricing operations (bottom up) and analysis of portfolios and units (top down).
• Value at Risk (VaR) as an element of control and for setting the market risk limits of the different trading portfolios.
• Analysis of scenarios and stress testing to complement the analysis of market and credit risk, in order to assess the impact of alternative scenarios, including on provisions and on capital.
For these reasons, we are in accord with BIS II, which recognizes and supports the banking industry’s most advanced practices which the Group has been anticipating.
We calculate the minimum regulatory capital in accordance with Bank of Spain circular 3/2008 on determining and controlling the minimum equity of credit institutions. This regulation completed the transfer to Spanish banking legislation of the Directives (2006/48EC and 2006/49/EC) which incorporate to EU regulations the new Basel Capital Accord (BIS II).
Part 2. Corporate governance of the risk function
The risk committee is responsible for proposing to the board the Group’s risk policy. The board is responsible for approving the policy under its powers of administration and supervision. The committee also ensures that the Group’s activities are consistent with its risk tolerance level and establishes the global limits for the main risk exposures, reviewing them systematically and resolving those transactions that exceed the powers delegated in bodies further down the hierarchy.
The committee is of an executive nature and takes decisions in the sphere of the powers delegated to it by the board. It is chaired by the third vice- chairman of Grupo Santander and contains four other board members.
The committee met 99 times during 2009, underscoring the importance that we give to risk management.
The main responsibilities of the board’s risk committee are to:
• Propose to the board the risk policy for the Group, which must, in particular, identify:
–	The different types of risk (financial, operational, technological, legal and reputational, among others) facing it;
–	The information and internal control systems used to control and manage these risks;

–	The level of risk considered acceptable; and

–	The measures envisaged to mitigate the impact of identified risks, in the event that they materialize;
• Systematically review exposures with the main customers, economic sectors, geographic areas and types of risk.
• Authorize the management tools and risk models, as well as be familiar with the results of the internal validation.
• Ensure that the Group’s actions are consistent with the previously decided risk tolerance level.

• Know, assess and monitor the observations and recommendations periodically formulated by the supervisory authorities in the exercise of their function.
• Resolve transactions that are beyond the powers delegated to bodies further down the hierarchy, as well as the global limits of pre-classification of economic groups or in relation to exposures by classes of risk.
The board’s risk committee delegates some of its powers to other risk committees which are structured by geographic area, business and types of risk.
Our risks function is conducted via two supervising bodies for risks which are independent of the business areas, both from the hierarchical and functional standpoint. Both of them are directly linked to the board via the risk committee and the third vice-chairman (the most senior executive responsible for the Group’s risk management).
In order to meet the requirements of Basel II and reinforce the capacity to tend to the Group’s business growth, the organizational and functional framework of its two directorates-general is as follows:
• Directorate general of integral control and internal validation of risk, with responsibilities of global scope and corporate nature and support for the Group’s organs of governance, which are:
– To assess the suitability and appropriateness of the classification systems, internal processes and treatment of data, in accordance with Basel II.
– To ensure that the management and control systems of the various risks are in line with the Bank’s global risk profile.
• Directorate general of risk, with functions in the following blocks:
– A corporate structure, with global scope responsibilities (“all risks, all countries”), which establishes the policies, methodologies and control: solvency, market and methodology.
– A business structure, centered on the execution and integration in management of the risks function in the Group’s retail, global and local businesses. In this structure, the corporate area of Brazil’s risk was created in 2009, within the Group’s risk division. This area’s objectives include: improving the relation with and joint work between the global areas of risk and the local unit in Brazil, foster globalization of the risk models and obtain and systemize risk management information.
Part 3. Integral control of risks
In 2008 we created the function of integral control of risks, anticipating the new regulatory requirements, then being discussed in numerous organizations and forums, including the Basel Committee, CEBS and FSF, as well as the recommendations on best risk management practices formulated by various public and private bodies.
In July 2009, the Basel Committee required banks to put the integral control of risks function into effect immediately.
Organization, mission and features of internal control of risks
The organization of this function is part of the directorate general of integral control and internal validation of risk. This function supports the Group’s governance bodies in risk management and control.
Particular attention is paid to credit risk (including concentration and counterparty risks); market risk (including liquidity risk, interest rate and exchange rate risk); operational and technology risks; and compliance and reputational risk.

Integral control of risks aims to:
• Module 1) Ensure that the management and control systems of the various risks inherent in Grupo Santander’s activity meet the most demanding criteria and the best practices observed in the industry and/or required by regulators.
• Module 2) Ensure that senior management has at its disposal an integral vision of the profile of the various risks assumed and that these risks are in line with the previously agreed appetite for risks.
• Module 3) Supervise compliance in time and form with the recommendations drawn up for risk management matters following inspections by internal auditing and by the supervisors to whom Santander is subject.
Internal control of risk supports the work of the risk committee, providing it with the best practices in risk management.
The main features of this function are:
• Global and corporate scope: all risks, all businesses, all countries;
• A third layer of control, following the one by the person responsible for managing and controlling each risk in the sphere of each business or functional unit (first layer of control) and the corporate control of each risk (second layer). This ensures the vision and thus integral control of all risks incurred during the year.
• Special attention is paid to the development of best practices in the sphere of the financial industry, in order to be able to incorporate quickly any advances deemed opportune.
• Optimizing the information available and the resources that Grupo Santander assigns to controlling the various risks.
Methodology and tools
In order to systemize the function and adjust it to Santander’s specific needs, the necessary methodology and tools to support it were developed. This makes application of the methodology traceable. The methodology and the tools are articulated through the three modules previously referred to for all risks treated:
• Module 1) A guide of tests or reviews exists for each risk. It consists of more than 650 tests (for all the risks), divided in spheres of control (for example, corporate governance, organizational structure, management systems, integration in management, technology environment, contingency plans and business continuity, etc).
Applying the tests and obtaining the relevant evidence which is assessed and enables the parameters of control of the various risks to be homogenized is done every six months. New tests are incorporated as needed. The support tool is the risk control monitor, which is a repository of the results of each test and of their work papers.
• Module 2) A synthetic control panel is being designed, along with the corresponding tool, to enable senior management to monitor the various risks assumed and their degree of adjustment to the previously formulated risk appetites.
• Module 3) The SEGRE tool is used to track the recommendations made by internal auditing and by the supervisors regarding risk control and management and it also includes the recommendations by integral control. Use of this tool is coordinated with the relevant risk control areas so that monitoring is optimized.
The Bank of Spain can access these tools if it so wishes.

Main advances in 2009
In deploying the internal control of risks, the following stages were covered:
(a) The first cycle of reviewing the various risks was completed in close contact with the corporate areas of control, contrasting and assessing the control and management systems of these risks. Improvements were identified and turned into recommendations -with their corresponding schedule for implementation agreed with the areas- so that progress could be monitored.
(b) The corporate model of integral control of risks was presented, as well as the first diagnostic report on the auditing and compliance committee, the risk committee and the board which approved the model.
(c) The process of informing the board and giving them an integral vision of all risks was begun.
(d) The first steps were taken to extend the integral control of risks model to the Group’s main units.
Part 4. Credit risk
4.1 Introduction to the treatment of credit risk
Credit risk is the possibility of losses stemming from the failure of clients or counterparties to meet their financial obligations with the Group.
The Group’s risks function is organized on the basis of the type of customer in order to distinguish, for risk management purposes, between companies under individualized management and standardized customers:
• Those under individualized management are assigned, mainly because of the risk assumed, a risk analyst. This category includes the companies of wholesale banking, financial institutions and some of the companies of retail banking. Risk management is conducted through expert analysis backed up by tools to support decision making based on internal models of risk assessment.
• Standardized: customers refer to those who have not been specifically assigned a risk analyst. This category includes individuals, individual businessmen and retail banking companies that are not segmented. Management of these risks is based on internal models of assessment and automatic decisions, complemented -where the model does not go far enough or is not sufficiently precise- by teams of analysts specialized in this type of risk.
4.2 Main magnitudes and evolution
The Group’s credit risk profile is characterized by diversified geographic distribution and predominantly retail banking activity.
A. Global map of credit risk in 2009
The table below sets out the global credit risk exposure in nominal amounts (except for derivatives and repos exposure which is expressed in equivalent credit) at December 31, 2009.
Growth in lending was moderate, due to reduced demand (a very significant part of the growth was due to the change in perimeter with the incorporation of Sovereign). The nominal exposure to credit risk increased 8.8%, particularly due to customers and commitments to customers. Excluding Sovereign, growth was 3.3%.
Spain is the most relevant unit with respect to exposure to credit risk (7% lower in absolute terms). Of note in the rest of Europe, which accounts for more than one third of the credit exposure, is the presence in the UK. Overall, Europe accounts for 75% of the credit exposure.

In Latin America investment grade countries accounted for 96% of the region’s exposure.
With the incorporation of Sovereign Bank, the US accounted for 6% of credit exposure at the end of 2009.
Grupo Santander Gross exposure to credit risk
Million euros

			Sovereign fixed	Private fixed	Outstanding	Drawable	Commitments
	Outstanding	Commitments	income	income	to credit	credit	to credit
	to customers	to customers	(exc trading.)	(exc trading.)	entitles	entities	entities	Total	%	%/dec. 08
Spain	281,621	57,179	29,602	11,835	28,440	1,113	27,911	437,700	39.6%	(7.1%)
Parent bank	170,692	39,716	20,769	8,049	19,038	736	19,053	278,053	25.2%	(8.6%)
Bonesto	80,109	11,167	6,204	2,003	6,696	225	8,701	115,104	10.4%	3.2%
Others	30,819	6,296	2,629	1,784	2,706	152	157	44,543	4.0%	(19.4%)
Rest of Europe	305,831	36,827	3,844	16,025	9,025	155	18,877	390,583	35.3%	10.8%
Germany	22,256	9	—	159	432	—	5	22,861	2.1%	(5.0%)
Portugal	22,143	8,276	2,734	1,410	2,425	—	1,519	38,507	3.5%	6.9%
United Kingdom	228,044	26,484	464	14,136	5,172	155	17,132	291,587	26.4%	12.9%
Others	33,387	2,058	646	320	996	—	220	37,627	3.4%	10.6%
Latin America	104,965	45,537	24,280	1,821	20,684	19	10,648	207,953	18.8%	15.4%
Brazil	62,952	30,996	16,719	1,212	14,535	—	5,564	131,978	11.9%	38.3%
Chile	20,200	6,300	2,220	502	1,812	19	3,209	34,261	3.1%	22.0%
Mexico	11,611	6,724	4,252	—	2,220	—	1,573	26,379	2.4%	(7.3%)
Others	10,202	1,516	1,089	108	2,118	—	303	15,335	1.4%	(45.6%)
United States	43,814	9,395	1,742	9,157	2,970	77	105	67,260	6.1%
Rest of the world	1,017	262	80	1	167	—	—	1,526	0.1%
Total Group	737,246	149,200	59,547	38,839	61,287	1,363	57,540	1,105,022	100.00%	8.8%
% of total	66.7%	13.5%	5.4%	3.5%	5.5%	0.1%	5.2%	100%
% change/dec. 08	6.5%	27.2%	68.5%	45.3%	(30.8%)	(77.3%)	16.9%	8.8%

Data at December 31, 2009, drawn up on the basis of legal company criteria.

ECR (equivalent credit risk net value or replacement plus the maximum potential value, includes mitigants)

Derivatives and repos exclude Sovereign and Alliance & Leicester.

Balances with customers exclude repos (EUR 13,439 million) and other customer create assets (EUR 7,661 million)

Balances with credit entities (excluding repos and trading) include EUR 29,718 million of deposits in central banks.

B. Evolution of the magnitudes in 2009
The evolution of non-performing loans and the cost of credit reflect the impact of the deterioration of the economic environment softened by prudent risk management which generally enabled these figures to remain lower than those of our competitors. As a result, we maintain a significant level of coverage and general provisions.
Our ratio of non-performing loans (NPLs) was 3.24% at the end of 2009, after an increase of 120 basis points during the year. NPL coverage was 75.3% compared to 90.6% at the end of 2008.
Specific provisions for loan losses, net of recoveries, amounted to €11,760 million, 1.57% of the average credit exposure with customers (the year’s average lending plus financial guarantees), up from 1.16% in 2008.
Grupo Santander’s credit risk management

	Credit risk						Spec, prov net of
	with customers*		NPL ratio		Coverage		recovered write-offs**		Credit cost
	(million euros)%				%		(million euros)		(% of risk)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Continental Europe	366,970	368,512	3.64	2.31	76.6	90.0	5,084	3,201	1.39	0.89
Santander Branch network	129,099	135,508	4.38	2.58	64.9	74.9	1,851	1,204	1.41	0.91
Banesto	86,681	87,925	2.97	1.64	64.1	106.5	737	450	0.89	0,53
Santander Consumer Finance	60,245	56,245	5.39	4.18	96.8	85.5	2,005	1,402	3.38	2.71
Portugal	34,501	34,760	2.27	1.72	64.6	77.2	95	6	0.27	0.02
United Kingdom	238,215	217,063	1.71	1.04	43.8	68.5	1,018	442	0.43	0.23
Latin America	117,146	112,040	4.25	2.95	105.2	108.3	5,053	3,965	4.44	3.44
Brazil	65,611	53,764	5.27	3.58	99.2	102.4	3,537	2,493	5.88	4.30
Mexico	12,676	13,482	1.84	2.41	264.4	132.1	824	879	6.13	5.44
Chile	21,384	18,848	3.20	2.64	89.0	102.4	402	350	1.98	1.73
Puerto Rico	4,132	4,810	9.60	6.92	53,3	61.0	89	138	1.99	2.84
Colombia	1,719	1,464	1.83	1.79	187.5	204.1	31	44	1.94	2.83
Argentina	2,936	3,271	2.60	1.83	141.0	178.6	91	49	2.99	1.54
Sovereign	38,770		5.35		62.5		578
Total Group	758,347	697,200	3.24	2.04	75.3	90.6	11,760	7,659	1.57	1.16
Memo item:
Spain	284,307	300,524	3.41	1.95	73.4	98.5	3,497	2,150	1.20	0.71

Data drawn up on the basis of management criteria, Memo item, on the basis of accounting criterion — Financial Control

The figures for 2008 have been restated, consolidating Banco Real by global integration for the year

(*) Includes gross loans to customers, guarantees and documentary credits

(**) Bad debts recovered
C. Distribution of credit risk
The charts below show the diversification of our loans by countries and customer segments both for our total credit portfolio and for our massive or standardized portfolio. We are geographically diversified and focused on our core markets.
Our profile is essentially retail (86.3% retail banking), and most portfolios are products with a real guarantee (e.g. mortgages).

4.3 Metrics and measurement tools
A. Rating tools
Since 1993, we have been using our own models for assigning solvency and internal ratings, which measure the degree of risk of a client or transaction. Each rating corresponds to a certain probability of default or non-payment, the result of past experience, except for some termed “low default portfolios”. We have around 200 internal rating models for risk admission and monitoring.
Global rating tools are used for the segments of sovereign risk, financial institutions and global wholesale banking. Their management is centralized in the Group, both for determining their rating as well as for monitoring the risk. These tools assign a rating for each customer, based on balance sheet ratios or macroeconomic variables, and supplemented by the expert view of an analyst.
In the case of companies and institutions under individualized management, the Parent company of our Group has defined a single methodology for formulating a rating in each country. The rating is determined by an automatic model which reflects a first intervention by the analyst and which may later be complemented. The automatic model determines the rating in two phases, one quantitative and the other qualitative based on a corrective questionnaire which enables the analyst to modify the automatic scoring by a maximum of ±2 points of rating. The quantitative rating is determined by analyzing the credit performance of a sample of customers and the correlation with their financial statements. The questionnaire has 24 questions divided into six areas of assessment. The automatic rating can be changed by an analyst by overriding it or by using a manual assessment model.

The ratings accorded to customers are regularly reviewed, incorporating any new financial information available and the experience in the development of the banking relation. The regularity of the reviews increases in the case of clients who reach certain levels in the automatic warning systems and for those classified as “special watch”. The rating tools are also reviewed so that their accuracy can be fine-tuned.
In the case of standardized risks, both for transactions with companies as well as individuals, there are scoring tools which automatically assess the operations.
These admission systems are complemented by performance assessment models which enable the risk assumed to be better predicted. They are used for both preventative activities as well as sales.
B. Parameters of credit risk
The assessment of a customer or transaction, through ratings or scorings, constitutes a judgment of the credit quality, which is quantified via probability of default (PD).
As well as evaluating the customer, quantifying credit risk requires other parameters to be estimated such as exposure at default (EaD) and the percentage of EaD that might not be recovered (loss given default or LGD). Other aspects are also included such as quantifying off-balance sheet exposures, which depend on the type of product, or analysis of expected recoveries, related to the guarantees existing.
These factors comprise the main credit risk parameters. Their combination enables the probable or expected loss (EL) to be calculated. This loss is considered as one more cost of the activity as it reflects the risk premium and should be incorporated into the price of operations.
The following charts show the distribution of failed consumer loans and mortgages since 2001 on the basis of the percentage recovered after discounting all the costs –including the financial or opportunity– from the recovery process.
The risk parameters also calculate the regulatory capital in accordance with the rules of the new Basel Capital Accord (BIS II). The regulatory capital is the difference between the unexpected and the expected loss.
The unexpected loss is the basis for calculating the capital and makes reference to a very high level of loss. But the loss is not very probable, not considered recurrent and must be tackled with equity.
Estimates of the risk parameters (PD, LGD and EaD) should be based on internal experience – i.e. on observations of defaults and experience in recovering these transactions.

In portfolios where the internal experience of defaults is scant, such as banks, sovereigns or global wholesale banking, estimates of the parameters come from alternative sources: market prices or studies by external agencies which draw on the shared experience of a sufficient number of institutions. These portfolios are called low default portfolios.
For other portfolios, estimates are based on the institution’s internal experience. The PD is calculated by observing the NPL entries and putting them in relation to the final rating assigned to the customer or with the scoring assigned to the operations.
The LGD calculation is based on observing the recovery process of transactions not fulfilled, taking into account not only the revenues and costs associated with this process, but also the moment when they are produced and the indirect costs incurred in recovery activity.
The estimation of the EaD comes from comparing the use of the lines committed at the moment of default and a normal situation, in order to identify the real consumption of the lines at the time of default.
The parameters estimated for global portfolios are the same for all the Group’s units. A financial institution with a rating of 8.5 will have the same PD regardless of the unit in which its exposure is recorded. On the other hand, retail portfolios have specific scoring systems in each unit of the Group. This requires separate estimates and specific assignment in each case.
The parameters are then assigned to the transactions present in the balance sheet in order to calculate the expected losses and the capital requirements associated with such exposure.
C. Master scale of global ratings
The models committee approved the following relation between internal rating and probability of default (PD) for the global portfolios of banks and global wholesale banking.
Probability of default

Internal rating	PD Wholesale Banking	PD Banks
9.3	0.018%	0.013%
9.2	0.020%	0.014%
9.0	0.024%	0.018%
8.5	0.037%	0.029%
8.0	0.060%	0.049%
7.5	0.095%	0.083%
7.0	0.151%	0.139%
6.5	0.240%	0.232%
6.0	0.382%	0.390%
5.5	0.607%	0.653%
5.0	0.965%	1.095%
4.5	1.535%	1.835%
4.0	2.442%	3.076%
3.5	3.884%	5.157%
3.0	6.178%	8.645%
2.5	9.826%	14.492%
2.0	15.627%	24.294%
1.5	24.855%	40.725%
1.0	39.532%	68.268%
These PDs are applied uniformly throughout the Group in accordance with the global management of these portfolios. As can be seen, the PD assigned to the internal rating is not exactly equal for a same rating in both portfolios, although it is very similar in the tranches where most of the exposure is concentrated (i.e. in tranches of rating of more than six).

D. Distribution of EaD and expected loss (EL) associated
The table below sets out the distribution by segments of the outstanding credit exposure to customers in terms of EaD, PD, LGD and EL. Approximately 83% of total risk with clients (excluding sovereign, and counterparty risks and other assets) corresponds to companies, SMEs and loans to individuals, underlining the retail focus of Santander’s business and risks. The expected loss from customer exposure is 1.09% (0.90% for the Group’s total credit exposure), which can be considered as a mediumtolow risk profile.
Segmentation of credit risk exposure

			Average	Average
	EaD[1]	%	PD	LGD	EL
Sovereign debt	104,457	11.0%	0.23%	14.54%	0.03%
Counterparty	76,888	8.1%	0.29%	70.34%	0.21%
Public sector	3,129	0.3%	0.70%	21.32%	0.15%
Corporate	131,703	13.8%	0.51%	39.68%	0.20%
SMEs	186,321	19.5%	4.65%	28.11%	1.31%
Mortgages (individuals)	302,395	31.7%	3.30%	7.04%	0.23%
Consumer loans (individuals)	111,452	11.7%	6.51%	52.42%	3.41%
Credit cards of individuals	24,297	2.5%	6.73%	64.94%	4.37%
Other assets	13,066	1.4%	2.47%	29.73%	0.74%
Memorandum item customers[2]	759,296	79.6%	3.72%	29.32%	1.09%
Total	953,707	100.00%	3.04%	29.52%	0.90%

Data at December 09

(1)	Excluding doubtful loans.

(2)	Excluding sovereign, counterparty and other assets.
4.4. Loss observed: measurements of credit cost
As well as using these advanced models, other usual measures are employed which provide prudent and effective management of credit risk on the basis of the loss observed.
Our cost of credit is measured by various means: change in net entries (final doubtful loans – initial doubtful loans + write offs – recovered write offs); net loan-loss provisions (specific provisions – recovered write-offs); and net write-offs (write offs – recovered write-offs).

The three approaches measure the same reality and, consequently, converge in the long term although they represent successive moments in credit cost measurement: flows of non-performing loans (non-performing loans management variation, NPLMV), coverage of doubtful loans (net loan-loss provisions, NLLPs) and becoming write-offs (net write-offs), respectively. However in the long term and within the same economic cycle, the three show differences at certain times which are particularly significant at the start of a change of cycle. These differences are due to the different moments at which the losses are calculated, which are basically determined by accounting rules (for example, mortgages have a calendar of coverage and become write-offs more “slowly” than consumer loans). In addition, the analysis can be complicated by changes in the policy of coverage and entry into write-offs, composition of the portfolio, doubtful loans of entities acquired, changes in accounting rules, sale of portfolios, etc.
The following charts reflect the cost of our credit risk in its main areas of activity in 2009 and prior years, measured in various ways:
The year-on-year change includes the exchange-rate impact which for Latin America was around 31.8% in net write offs, 3.2% in net provisions and 14.6% in net entries.

The general trend over the past few years has been to maintain the cost of our credit at low levels. In 2009, there was a rise in the cost of credit due to the economic downturn and growth in retail profiles which, with a higher expected loss, have higher levels of direct return (financial margin less cost of provisions) and indirect return (induced business) and greater attractiveness because of the more predictable nature of this type of risk.
4.5 Credit risk cycle
Risk management consists of identifying, measuring, analyzing, controlling, negotiating and acting on the risks incurred by the Group’s operations. The process involves risk takers and senior management, as well as the risk areas.
The process emanates from senior management, via the board of directors, the executive committee and the risk committee; they set the risk policies and procedures, the limits and delegating of powers, and approve and supervise the framework of the risks function.
The risk cycle has three phases: pre-sale, sale and after sale:
• Pre-sale: this includes the planning and setting of objectives, determining the appetite for risk, approving new products, studying the risk and rating loans, and establishing limits.
• Sale: this covers the phase of decision-making both for operations under pre-classification as well as one-off transactions.
• After sale: monitoring, measurement, control and recovery management.
A. Planning and setting limits
Setting limits is a dynamic process which identifies the Group’s risk appetite by discussing business proposals and the opinion of risks.
The Global Plan of Limits, the document drawn up on the basis of consensus which provides complete management of the balance sheet and of the inherent risks, establishes the risk appetite in the various factors.
The limits are based on two structures: customers/segments and products.
The most basic level is the customer and when certain features are present –generally of relative importance– an individual limit (pre-classification) is set.
A pre-classification model based on a system for measuring and monitoring economic capital is used for large corporate groups. A more simplified version is used for those companies who meet certain requirements (high knowledge, rating, etc).
In the sphere of standardized risk, the planning and setting of limits is done through Credit Management Programs (CMPs), a document reached by consensus between the business and risk areas and approved by the risk committee or committees delegated by it. The CMPs set out the expected results of business in terms of risk and return, as well as the limits to which activity is subject and management of the associated risks.
B. Risk study and process of credit rating
The study of risk is obviously a prior requirement for authorizing customer operations. It consists of analyzing the capacity of the customer to meet their contractual obligations with the Bank. This entails analyzing the customer’s credit quality, risk transactions, solvency and return in accordance with the risk assumed.

The risk study is carried out every time there is a new customer or transaction or with a pre-established regularity, depending on the segment. In addition, the rating is studied and reviewed every time there is an alert or something that affects the customer/operation.
C. Decisions on operations
The purpose of the decision-making process is to analyze and resolve transactions, taking into consideration both the risk appetite as well as those elements of the operation that are relevant in the search for the appropriate balance between risk and return.
We have been using RORAC methodology (return on risk adjusted capital) since 1993 to analyze and set prices for operations and businesses.
D. Monitoring and control
As well as the tasks carried out by the internal auditing division, the risk division, through local and global teams, controls credit quality by monitoring the risks and has the resources and specific people dedicated to it.
The monitoring is based on a continuous process of permanent observation, which enables incidents to be detected in advance in the evolution of risk, transactions, customers, and their environment in order to take steps to mitigate them. The monitoring is conducted on the basis of customer segmentation.
We have a system called Companies in Special Watch (FEVE) which identifies four levels on the basis of the degree of concern arising from the circumstances observed (extinguish, secure, reduce, monitor). The inclusion of a company in FEVE does not mean there have been defaults, but rather the advisability of adopting a specific policy toward that company and establishing the period for it. Clients in FEVE are reviewed at least every six months, and every quarter for the most serious cases. A company can end up in special watch as a result of monitoring, a review conducted by internal auditing, a decision of the person responsible for the company or the entry into functioning of the system established for automatic warnings.
Ratings of risk balances according
to the FEVE monitoring system
Million euros at December 2009

	Extinguish	Secure	Reduce	Monitor	Total FEVE
Retail Banking Spain	4,425	1,065	11,956	12,137	29,583
Banesto	9,230	1,290	2,582	11,447	24,549
Portugal	425	130	787	1,690	3,031
UK	1,225	86	387	3,259	4,957
Latin America	480	93	818	2,377	3,768
Total	15,785	2,664	16,531	30,908	65,888

Note:	excluding Sovereign.

The risk classifications in FEVE are independent in each institution and respond to the different criteria for rating these risks and the management of them on the basis of the category in which they are classfied.

Ratings are reviewed at least every year, but if weaknesses are detected, or on the basis of the rating, it is done more regularly.
As regards the risks of standardized clients, the main indicators are monitored in order to detect shifts in the performance of the loan portfolio with respect to the forecasts made in the credit management programs.

Spain’s credit portfolio
General view of the portfolio
At the end of 2009, Spanish credit risk amounted to €284,307 million (37.49% of the Group’s total).
This exposure has a high degree of diversification, both by product as well as by customer segment. The aggregate branch network of Banco Santander and Banesto have 48% of their credit portfolio in companies under individualized management, 32% in the residential mortgage portfolio and 6% in public institutions.
In accordance with the Bank of Spain’s rules, the Group regards as doubtful loans those which have not been serviced for more than 90 days and includes the total debt of the customer when the unpaid part represents more than 25% of it or when pre-judicial actions are taken. Also considered as doubtful loans are those which, without entering into non-compliance, have reasonable doubts of being fully repaid.
Under this definition, the non-performing loan (NPL) ratio in Spain was 3.41%, well below the aggregate of commercial banks as a whole, according to the Bank of Spain, and with a more moderate growth trend.
NPL coverage was 73.4%.
In addition, and in line with the Bank of Spain’s rules and indications, loans classified as substandard are those which, while being up to date on payments and with no reason to be classified as doubtful, show some weakness which could lead to non-payments and losses, as they involve the weakest customers from certain collectives or sectors affected by extraordinary circumstances of greater risk. This category has €6,724 million of classified risks.

Analysis of the mortgage portfolio of individual customers
Of note, within standardized risks because of their importance in the Group’s total lending in Spain, is the portfolio of mortgage loans to individuals.
This portfolio has been affected by the gradual downturn in the real economy, which caused demand for loans to drop in 2008 and in 2009. The following charts, however, show that in the retail networks in Spain the number of mortgage loan requests showed signs of picking up in the fourth quarter of 2009. In this context, Santander continued to apply its established admission criteria and policies (the authorization rate remained at average levels of around 70%).

The measures taken in admission improved the credit quality and maintained the authorization rates. For new loans between 2007 and 2009, the quarterly maturity of vintages was as follows.
At the end of 2009, the non-performing loan ratio of the Group’s residential mortgage portfolio in Spain was 2.46%, higher than at December 2008, but below the average rates in the Spanish financial system.
In the face of the deterioration in the scenario, the medium low risk profile of this portfolio enables one to estimate a small impact at Group level and a low estimated final loss, thanks to real guarantees. The portfolio, and thus its risk profile, is characterized by a predominance of first homes, an average loan-to-value (LTV) of 52% (with values updated on the basis of the house price index of the Housing Ministry) and an affordability rate in admission of 31%.
Residential mortgage loans account for 31.8% of the total credit risk of Santander Retail Banking and Banesto, with a LTV below 80% for 85% of the portfolio of residential mortgages.
Santander Spain: Portfolio
Million euros

	Dec. 09
	Portfolio	%
Residential mortgages	68,601	31.8
First home	64,403	93.9
Second home and others	4,198	6.1

Lending to the construction and real estate activity sectors in Spain
These two sectors are among the most affected by the downturn.
Lending to these sectors in Spain (Banco Santander and Banesto) amounted to €42,256 million. This portfolio includes the financing of activities as diverse as the tourism sector, sale and leaseback operations, development of companies that depend on local and regional governments and insurance firms, among others.
The non-performing loan ratio of this portfolio, on the basis of the criteria already indicated, was 6.2%, higher than the Group’s average ratio. Coverage stood at 45%.
In addition, and in accordance with Bank of Spain guidelines, there is €4,332 million of risks classified as sub-standard.
A particularly important product in the real estate portfolio is mortgage loans to real estate developers. At the end of 2009, this amounted to €12,207 million and represented around 1.6% of Grupo Santander’s global credit portfolio. The exposure to this product was 9.3% less than in 2008 and 13.8% lower than in 2007.
At the end of 2009, this portfolio of loans to real estate developers had a large number of customers, with a low degree of concentration and an appropriate level of guarantees and coverage.
The distribution was as follows:
•	Developments completed and with the final certificate of work: 66.7% of outstanding risk.

•	Developments more than 80% completed: 14.5% of outstanding risk.

•	Developments between 50% and 80% completed: 8.9% of outstanding risk.

•	Developments less than 50% completed: 9.8%.
These figures show that this portfolio has a high degree of completion progress, with 81.2% of buildings underway with the construction risk already surpassed or close to it.
In addition to the constant control by our monitoring teams, there is a technical unit specialized in monitoring and controlling this portfolio in relation to building progress, fulfillment of plans and controlling sales, as well as validation and control of disbursements by certifications.
This portfolio of credit to the construction sector and real estate development has been submitted to the Group’s usual stress testing exercises, the results of which are set out on page 223 of this report.
Acquisition of property assets (Spain)
One of the mechanisms used in Spain to manage risk more efficiently is to acquire real estate assets. The volume of acquisitions was reduced significantly in 2009 and the net balance of property acquired at the end the year was €2,935 million. The net initial balance was €3,768 million and during 2009 purchases amounted to €908 million, mostly in the first half of the year, and provisions and writedowns amounted to €947 million.
The reasons for this option as opposed to initiating legal proceedings are as follows:
•	The length of legal proceedings as against the immediate availability of these assets.

•	Cost savings.

•	It facilitates the viability of companies as liquidity is injected into their activity.

•	Reduction in the possible loss of value in the loans of these clients.

•	Reduction in exposure and in expected loss.
Furthermore, and as part of normal banking practice in risk management, we were awarded properties during 2009 for a gross amount of €1,357 million. The net balance of the awarded assets is €1,595 million.
At the end of 2009, the gross amount of acquired properties was €4,304 million and those awarded €2,217 million.
It should also be noted that this process is conducted with a policy of provisions that follows the Group’s usual criteria. The value of these assets is assessed regularly in order to guarantee an appropriate level of provisions (31% coverage at the end of 2009, clearly above the regulatory requirements).
As well as the usual structure for management of these assets, there are specialized firms to manage and sell the properties so that the acquired and awarded assets can be treated more efficiently.
Analysis of the potentially problematic exposure
Given the economic circumstances affecting these sectors and the need for adjustments in them, and taking as a basis the aforementioned figures, the potentially problematic exposure –the combined figure of doubtful and sub-standard assets plus the total assets acquired and awarded plus write-offs– in the construction and real estate development sectors is €13,961 million.
The specific provisions for this portfolio amount to €4,024 million (coverage of 29%), in line with the banking sector’s average as they are regulatory provisions. If we add to these provisions the general ones available in Spain coverage is 50%.
Coverage would be 93% if we take into account the Group’s net operating income in Spain (Banco Santander plus Banesto) at the end of 2009(1).
These coverage levels are higher than the sector’s average, given the higher amount of both available general provisions as well as our net operating income in Spain.

(1)	This information is given in order to follow the systematics of the Bank of Spain’s March 2010 Financial Stability Report. For the whole system, this report puts coverage at 71%.

Exposure and coverage of the construction and real estate development sectors. December 2009

	Total System			Grupo Santander Spain
	Million euros	%		Million euros		%
Exposure	445,000			48,299	[1]
Non-performing loans	42,800	9.6		2,972		6.2
Sub-standard	59,000	13.3		4,332		9.0
Acquired and awarded (gross)	59,700	11.8	[2]	6,521		11.9	[2]
Write-offs	4,000	0.9		137	[3]	0.3
Potentially problematic exposure	165,500	33	[2]	13,961		25	[2]
Coverage
Specific provisions	42,300	26		4,024		29
Non-performing loans	17,700	41		1.323		45
Sub-standard	7,600	13		573		13
Acquired and awarded (gross)	13,000	22		1,991		31
Write-offs[4]	4,000			137
Specific plus generic		35				50

(1)	Consolidated figure of EUR 42,256 million.

(2)	The percentage is calculated over total non-consolidated investment+acquired and awarded assets.

(3)	Data for 2009.

(4)	Fully covered with provisions.
Refinancing
Refinancing is one of the management tools used to adjust maturity structures of principal and interest payments to the new payment capacity of customers.
At Grupo Santander, these transactions are restricted, on the basis of rigorous and selective criteria, to:
•	viable transactions,

•	where the customer intends to pay,

•	which improve the Bank’s position in terms of expected loss, and

•	where the refinancing does not discourage additional effort by the customer.
The Corporate Policy of Restructurings ensures homogeneous and rigorous application of these criteria in the various units:
•	The customer’s risk is assessed overall, irrespective of the situation of each individual contract, and all the risks are provided with the highest possible level of guarantees.

•	As a general rule, the risk with the customer is not increased.

•	All the alternatives to the refinancing and its effects are evaluated, ensuring that the results of it are better than what might have been obtained if nothing was done.

•	Particular attention is paid to collateral and the possible future evolution of its value.

•	Its use is restricted, giving precedence to the renewal of risks with additional efforts by the customer and avoiding situations that only postpone the problem.

•	The refinanced transactions are put under special watch.
These criteria are mainly aimed at those situations of low impact on the customer’s payment capacity, which are estimated to be of medium/long duration. On a more restrictive basis, more serious cases where the payment difficulty is estimated to not last long can also be considered. The severest cases are not susceptible to refinancing and other solutions to recover the appropriate amount are sought.
In addition to close monitoring of these portfolios by our risk management teams, the various supervisory authorities to which the Group is subject as well as internal auditing pay particular attention to controlling and assessing the refinanced portfolios.
Refinancing does not mean the release of provisions or the classification of these loans as normal, unless:
•	They meet the criteria in the regulations based on Bank of Spain circulars (payment of ordinary interest pending and new effective guarantees or reasonable certainty of payment capacity).

•
They fulfill the precautions which under prudent criteria are set out in the Group’s Corporate Policy (sustained payment for between 3 and 12 months, on the basis of the operation’s features and the type of guarantees).

In the case of Spain (Santander branch network plus Banesto), the balance of refinancing at the end of 2009 was €1,449 million, of which €950 million were company operations and €499 million were with individuals.
Of the total refinancing, €1,028 million met the requirements set by the Bank of Spain in appendix IX of its Circular 4/2004 for being regularized to the normal situation at the time of formalization. At the end of 2009, the non-performing loan ratio of these operations was 8.2%.
The remaining €421 million is refinancing which, following the conditions defined by the Bank of Spain, was maintained as non-performing loans at formalization.
The chart above shows the monthly volume of refinancing in 2009, mostly concentrated in the first half, as well as the evolution of the non-performing loan ratio of this portfolio.

Stress testing exercises
Grupo Santander regularly conducts stress testing exercises on its main credit portfolios (see further on). These theoretical exercises, required by the regulator, simulate the effect on the Bank’s credit portfolios of the different scenarios of a country’s main economic and financial variables. In the case of Spain, the exercise affects all credit portfolios.
Among the hypotheses handled, the severest one assumes an intense shrinkage of the Spanish economy in 2010 and 2011 and slight growth in 2012, with decreases in housing prices, in addition to those already seen (41% cumulative). In this scenario, very far from any historical experience and assigned a very small chance of happening, the expected loss in 2010, 2011 or 2012 for the portfolios of Santander and Banesto would not surpass 80% of recurrent net operating income in 2009. The net operating income of the Santander Branch Network and Banesto in 2009 was €4,803 million.
Of this figure, €4,208 million of expected loss would correspond to the construction and real estate development sectors for the next three years.
In addition, Grupo Santander had general provisions of €6,727 million at the end of 2009.
Analysis of the UK’s mortgage portfolio
As well as the risk portfolio in Spain, of note in standardized risks and because of its importance in Grupo Santander’s total lending is the UK mortgage portfolio.
This portfolio is focused on first home mortgages, with a high quality of risk in terms of Loan to Value (average value of 56%). The mortgages with the highest risk profile (buy-to-let) account for a small percentage of the total (barely 1%).
The following table shows the distribution by type of loan:

Mortgage portfolio United Kingdom	Dec. 09
Million euros	Portfolio	% of loans
Residential mortgages	180,694	75.9	*
First home buyer	26,540	14.7
Mover	66,171	36.6
Remortgage	87,983	48.7

(*) the total UK portfolio.

First time buyer: customers who buys home for the first time.

Mover: customers who change home with or without changing the bank that granted the mortgage.

Remortgage: customers who Transfer their mortgage from another bank.

E. Control function
The management process is also aided during the various phases of the risk cycle by the control function. This provides a global vision of our portfolio of loans with the sufficient level of detail, enabling the current risk position and its evolution to be assessed.
The evolution of risk with regard to budgets, limits and standards of reference is constantly and systematically controlled and the impact in the face of future situations, both exogenous and arising from strategic decisions, assessed in order to establish measures that put the profile and volume of the portfolio of risks within the parameters set by the Group.
The control function is conducted by assessing risks from various perspectives and establishing as the main elements control by countries, business areas, management models, products and processes. This facilitates detection and focuses specific attention for decision-making.
In the context of 2009, one of the focuses of the function was to ensure compliance with the corporate criteria for classifying refinanced portfolios, as well as to monitor the volumes of new lending and their performance.
In 2006, under the corporate framework established in the Group for complying with the Sarbanes-Oxley Act of 2002, a tool was created in the Group’s intranet to document and certify all sub processes, operational risks and controls that mitigate them. The risk division, as part of the Group, evaluates every year the efficiency of internal control of its activities.
Analysis of scenarios
As part of its continuous monitoring and control, we conduct simulations of our portfolio using adverse scenarios and stress testing in order to assess our solvency in the face of certain situations in the future. These simulations cover all of the Group’s most relevant portfolios and are done systematically using a corporate methodology which:
•	Determines the sensitivity of risk factors (PD and LGD) in the face of certain macroeconomic variables.

•	Defines reference scenarios (at the global level as well as for each of the Group’s units).

•
Identifies “rupture scenarios” (levels as of which the sensitivity of risk factors to macroeconomic variables is more accentuated) and the distance of these scenarios from the current situation and the reference scenarios.

•	Estimates the expected loss of each scenario and the evolution of the risk profile of each portfolio in the face of movements in certain macroeconomic variables.
The simulation models use the data of a complete economic cycle to measure the performance of risk factors in the face of changes in macroeconomic variables.
In the wholesale sphere, as they are low default portfolios, there is not sufficient data on defaults to conduct this measurement and expert criteria are used.
The scenarios take into account the vision of each unit as well as the global outlook. The variables include:
•	The unemployment rate

•	Property prices

•	GDP

•	Interest rates

•	Inflation

The analysis of scenarios enables senior management to better understand the foreseeable evolution of the portfolio in the face of market conditions and changing situations, and it is a key tool for assessing the sufficiency of the provisions established for stress scenarios.
The analysis of the baseline and acid scenarios for the whole Group and for each unit, with a time frame of five years, shows the strength of the balance sheet in the face of different market and macroeconomic situations.
F. Recovery activity
Santander’s recovery management is a strategic, integral and business activity.
We have a global model which is applied and executed locally and takes into account the business features in each sphere.
The purpose of recovery activity is to:
•
Obtain payment and regularization of the pending balances so that an account returns to its normal state; if this is not possible the objective is total or partial recovery of debts, in any of the accounting or management situations in which they find themselves.

•	Maintain and strengthen our relations with the customer and nurture the payment performance.
Recovery activity is part of business and is based on the relation with the customer and on the contribution to results. Santander has created its own management model, associating and exploiting management capacities and commercial and risk intelligence in order to improve results and maintain our traditional culture regarding quality and sensitivity to risk.
This model operates in all phases of management: both before default, through preventative management which helps the customer or detects early on possible problems, as well as in the subsequent phases of the recovery process: management of irregular loans, of non-performing loans and of write-offs.
Clients in this process are segmented (massive or standardized and those under individualized management with specific management models in each case), in accordance with basic specialization criteria. Recovery management is shared with other business areas.
The segment for individualized management is managed by specialized managers who, as they have a limited number of clients in their portfolios, provide tailored treatment, define strategies, action plans and special ways of recovery (as appropriate) in order to receive payment. There is also a regular review of the issues to assess their handling, the recovery periods and the envisaged amounts to be recovered, on the basis of the greater or lesser recovery capacity (total or partial).
Management of standardized customers is articulated by defining in each unit rules by segment/product from which are derived management circuits with pre-determined activity times, players or structures and differentiated management strategies. Management takes advantage of the capacities of the multi-channel systems (recovery centers, letters, text messages, pre-recorded messages left on answering machines, messages in commercial documents, ATMs, web page, etc) where new strategies with identified elements (score, guarantees, products, market, etc) are applied.
In the next phase and depending on the recovery capacity, there is individualized or massive management.
In the first case, matters are treated by internal or external managers, and in the second externally and maintaining the methodology of the aforementioned management and accompanied by supervisors dedicated to effectiveness and quality of management.

In those cases where it is deemed opportune judicial actions are started and at the same time non-judicial processes continued in order to always try to resolve the situation on a friendly and negotiated basis.
This model also includes the possibility of selling a portfolio, thereby establishing an exit point.
The recovery managers at Santander are the key element. Quality, training and incentives are the pillars that sustain the management model. Every year a specific training plan for all levels of the management structure is designed in order to increase skills and foment professional development. A system of objectives and incentives at all levels (including externally) is also being put into place.
Santander’s recoveries model encourages the identification, transfer and implementation of best practices, taking advantage of our knowledge and experience acquired in the many markets and businesses in which we operate. This privileged situation has enabled management models previously tested in other units to be transferred, problems to be detected early on, and effective solutions anticipated.
The recovery business area, part of the Spain Retail Banking Division and using the criteria, policies and guidelines of Santander in risks and recovery matters, which emanate from the corresponding governance bodies, and from the Risks Division, focuses integrally on managing bad loans in all customer segments and combines commercial and risk skills.
In 2009, the area oversaw the installation of the recoveries model in Santander Consumer Spain.
Recovery management in Spain resulted in notably more recoveries, both in absolute terms, as well as in a higher relative share of gross entries of bad loans (64% against 53% in 2008) for all activity in Spain.
The model was also applied in Brazil, Mexico and Chile, taking into account each country’s features.
4.6. Other standpoints of credit risk
There are spheres and/or specific points in credit risk that deserve specialized attention and which complement global management.
A. Risk of concentration
Control of risk concentration is a vital part of management. We continuously track the degree of concentration of our credit risk portfolios using various criteria: geographic areas and countries, economic sectors, products and groups of clients.
The board’s risk committee establishes the policies and reviews the appropriate exposure limits for appropriate management of the degree of concentration of credit risk portfolios.
The Group is subject to the Bank of Spain regulation on large risks. In accordance with Circular 3/2008, no individual or economic group exposure, including all types of credit risks and equities, can exceed 25% of the Group’s shareholders’ equity. The total of large risks (those that exceed 10% of eligible equity) cannot be more than eight times higher than equity (excluded from this are exposures to OECD governments and central banks).
At December 31, 2009, there was only one economic group classified as a large risk (11.15% of equity) and it corresponded to a British financial group with an internal rating equivalent to A. After applying risk mitigation techniques and the rules for large risks, the percentage came down to 1.67% of eligible equity (consumption of 6.7% of the limit of 25% established by the Bank of Spain).

At December 31, 2009, the 20 largest economic and financial groups, excluding AAA governments and sovereign securities denominated in local currency, represented 6.7% of the outstanding credit risk of the Group’s clients (lending plus guarantees).
The distribution of the portfolio of companies by sectors is adequately diversified. The chart below shows the distribution of the credit exposure in the Group’s main units (excluding Sovereign).
Our risk division works closely with the financial division to actively manage credit portfolios. Its activities include reducing the concentration of exposures through various techniques such as using credit derivatives and securitization to optimize the risk-return relation of the whole portfolio.
B. Credit risk by activities in financial markets
This section covers credit risk generated in treasury activities with clients, mainly credit institutions. This is developed through financing products in the money market with different financial institutions, as well as derivatives with our clients.
Risk is controlled through an integrated system and in real time, which enables us to know at any moment the exposure limit available with any counterparty, in any product and maturity and in all of our units.
Risk is measured by its prevailing market as well as potential value (value of risk positions taking into account the future variation of underlying market factors in contracts). The equivalent credit risk (ECR) is the net replacement value plus the maximum potential value of these contracts in the future. The capital at risk or unexpected loss is also calculated (i.e. the loss which, once the expected loss is subtracted, constitutes the economic capital, net of guarantees and recovery).
The total exposure to credit risk from activities in the financial markets was 70.1% with credit institutions. By product type, the exposure to derivatives was 48.6%, mainly products without options, and 51.4% to liquidity products and traditional financing.
Derivative operations are concentrated in high credit quality counterparties; 68.4% of risk with counterparties has a rating equal to or more than A–. The total exposure in 2009 in terms of equivalent credit risk amounted to €38,704 million.

OTC derivatives distribution by net replacement value and equivalent credit risk*
Million euros at December 31, 2009

	Total ECR			Total net replacement value
	Trading	Hedging	Total	Trading	Hedging	Total
CDS protection acquired	812	822	1,634	462	614	1,076
CDS protection sold	95	71	166	(679)	33	(646)
TRS total return swap	—	142	142	—	511	511
CDS options	—	—	—	—	—	—
Total credit derivatives	907	1,034	1,941	(217)	1,159	942
Equity forwards	2	55	57	—	(163)	(163)
Equity options	407	1,524	1,931	(195)	(208)	(403)
Equity swaps	—	816	816	—	208	208
Equity spot	—	—	—	—	—	—
Total equity derivative	409	2,396	2,805	(195)	(163)	(358)
Fixed-income forwards	6	24	29	1	—	1
Fixed-income options	1	—	1	—	—	—
Fixed-income spot	—	—	—	—	—	—
Total fixed income derivatives	6	24	30	1	—	1
Asset swaps	1,011	2,812	3,822	(752)	486	(266)
Exchange-rate options	240	159	399	1	(37)	(36)
Exchange-rate swaps	5,222	12,079	17,301	1,257	2,834	4,092
Other exchange-rate derivative	—	3	3	—	1	1
Total exchange rates	6,473	15,053	21,525	506	3,285	3,791
Asset swaps	—	279	279	—	(40)	(40)
Call money swaps	176	31	207	(160)	(60)	(220)
IRS	8,367	8,379	16,746	(865)	3,032	2,167
Forward interest rates	2	13	15	(25)	(10)	(35)
Other interest-rate derivatives	580	1,193	1,772	412	(798)	(386)
Interest rate structures	75	620	695	46	(79)	(33)
Total interest-rate derivatives	9,199	10,514	19,714	(593)	2,047	1,454
Commodities	103	35	138	202	9	211
Total commodity derivatives	103	35	138	202	9	211
Total OTC derivatives	17,097	29,055	46,153	(296)	6,337	6,041
Collateral	—	(7,449)	(7,449)

Total	17,097	21,606	38,704

(*)	Excluding A&L and Sovereign.

Notional OTC derivative products by maturity*
Million euros at December 31, 2009

	1 year			1-5 years			5-10 years			over 10 years			total rec
	Trading	Hedging	Total	Trading	Hedging	Total	Trading	Hedging	Total	Trading	Hedging	Total	Trading	Hedging	Total
CDS protection acquired	3	13	16	123	65	188	41	52	94	645	692	1,337	812	822	1,634
CDS protection sold	5	2	7	77	1	78	13	—	13	—	67	67	95	71	166
TRS total return swap	—	—	—	—	1	1	—	5	5	—	136	136	—	142	142
CDS options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total credit derivatives	8	15	23	200	68	267	54	57	111	645	894	1,540	907	1,034	1,941
Equity forwards	2	55	57	—	—	—	—	—	—	—	—	—	2	55	57
Equity options	193	363	555	192	1,050	1,242	22	105	127	—	6	6	407	1,524	1,931
Equity swaps	—	80	80	—	364	364	—	315	315	—	58	58	—	816	816
Equity spot	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total equity derivative	195	498	692	192	1,414	1,606	22	420	442	—	64	64	409	2,396	2,805
Fixed-income towards	6	1	7	—	22	22	—	—	—	—	—	—	6	24	29
Fixed-income options	1	—	1	—	—	—	—	—	—	—	—	—	1	—	1
Fixed-income spot	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total fixed income derivatives	6	1	7	—	22	22	—	—	—	—	—	—	6	24	30
Asset swaps	605	2,647	3,252	313	165	478	37	—	37	55	—	55	1.011	2,812	3,822
Exchange-rate options	157	148	306	82	11	93	—	—	—	—	—	—	240	159	399
Exchange-rate swaps	2,299	3,195	5,495	1,787	4,833	6,620	1,136	2,935	4,071	1	1,116	1,116	5,222	12,079	17,301
Other exchange-rate derivative	—	3	3	—	—	—	—	—	—	—	—	—	—	3	3
Total exchange rates	3,062	5,994	9,055	2,182	5,009	7,191	1,174	2,935	4,108	55	1,116	1,171	6,473	15,053	21,525
Asset swaps	—	5	5	—	22	22	—	27	27	—	225	225	—	279	279
Call money swaps	55	30	85	118	1	118	3	—	3	1	—	1	176	31	207
IRS	299	1,022	1,320	2,220	3,400	5,621	1,520	2,101	3,621	4,328	2,324	6,652	8,367	8,846	17,213
Forward interest rates	2	13	15	—	—	—	—	—	—	—	—	—	2	13	15
Other interest-rate derivatives	1	287	288	30	548	579	94	130	225	454	227	681	580	1,193	1,772
Interest rate structures	4	2	7	49	11	60	19	23	42	2	120	122	75	156	231
Total interest-rate derivatives	361	1,358	1,719	2,418	3,982	6,400	1,636	2,281	3,917	4,785	2,896	7,681	9,199	10,518	19,718
Commodities	37	5	42	42	26	68	24	—	24	—	—	—	103	31	134
Total commodity derivatives	37	5	42	42	26	68	24	—	24	—	—	—	103	31	134
Total OTC derivatives	3,669	7,870	11,539	5,033	10,522	15,554	2,911	5,693	8,604	5,485	4,970	10,456	17,097	22,055	46,153
Collateral													—	(7,449)	(7,449)

Total													17,097	21,606	38,704

(*)	Excluding A&L and Sovereign.

Distribution of risk in OTC derivatives by type of counterparty

Rating	%
AAA	4.6
AA	12.6
A	51.2
BBB	21.3
BB	5.3
B	2.2
Rest	2.8
The distribution of risk in derivatives by type of counterparty was 52% with banks, 37% with large companies and 5% with SMEs.
Activity in credit derivatives
Grupo Santander uses credit derivatives to cover loans, customer business in financial markets and, to a lesser extent, within trading operations. The volume of this activity is small compared to that of our peers and, moreover, is subject to a solid environment of internal controls and minimizing operational risk.
The risk of these activities is controlled via a broad series of limits such as VaR, nominal by rating, sensitivity to the spread by rating and name, sensitivity to the rate of recovery and to correlation. Jump-to-default limits are also set by individual name, geographic area, sector and liquidity.
At December 31, 2009, for the Group’s trading activity, the sensitivity of lending to increases in spreads of one basis point was €1.9 million, and the average VaR during the year was €12.3 million.
In notional terms, the position in CDS incorporates €83,791 million of acquired protection and €73,684 million of sold protection.

C. Country risk
Country risk is a credit risk component in all cross-border credit transactions for circumstances different to the usual commercial risk. Its main elements are sovereign risk, the risk of transfer and other risks which could affect international financial activity (such as wars, natural disasters, balance of payments crisis, etc).
The exposure susceptible to country-risk provisions at the end of 2009 was €444 million, of which €37 million corresponded to intragroup operations. At the end of 2008, the total country risk in need of provisions was €5,422 million. Total provisions in 2009 stood at €65 million compared with €612 million in 2008.
The decline was largely due to Brazil where transactions stopped being considered as risk in need of provisions. This did not mean relevant changes in our level of exposure in Brazil.
The principles of country risk management continued to follow criteria of maximum prudence; country risk is assumed very selectively in operations that are clearly profitable for the Bank and which enhance the global relation with customers.
D. Sovereign risk
As a general criterion, sovereign risk is that contracted in transactions with a central bank (including the regulatory cash reserve requirement), the issuer risk of the Treasury or the Republic (portfolio of state debt) and that arising from transactions with public institutions with the following features: their funds only come from institutions directly integrated into the state sector; and their activities are of a noncommercial nature.
At December 31, 2009, Europe accounted for 58.5% of total risk, Latin America 36.9%, the US 4.1% and others 0.5%. Of note were Spain (31.4% of the total), the UK (21.2%), Brazil (23.3%) and Mexico (7.0%). It was higher than in 2008, mainly as a result of increased positions in the UK, Brazil, Spain and Chile and the incorporation of Miami and Sovereign to the perimeter of consolidation, which was partly offset by the reduction in the perimeter as a result of Santander’s exit from Venezuela.
Latin America’s exposure to sovereign risk mainly comes from the obligations to which our subsidiary banks are subject for constituting certain deposits in the corresponding central banks as well as from fixed-income portfolios maintained as part of the structural interest rate risk management strategy. These exposures are in local currency and are financed on the basis of locally captured customer deposits, also denominated in local currency. The exposure to sovereign risk of Latin American issuers denominated in currencies other than the official one of the country of issue amounted to €2,595 million (5.5% of total sovereign risk with Latin American issuers).

E. Environmental risk
Analysis of the environmental risk of credit transactions is one of the main aspects of the strategic plan of corporate social responsibility. It revolves around the following two large points:
• Equator principles: this is an initiative of the World Bank’s International Finance Corporation. It is an international standard for analyzing the social and environmental impact of project finance operations. By assuming these principles Santander commits itself to assessing, using a sequential methodology, the social and environmental risks of projects it finances in developing countries. All project financing transactions include filling out a questionnaire designed to determine their sensitivity to social and environmental issues and the degree of compliance with them.
• VIDA tool: used since 2004, its main purpose is to assess the environmental risk of corporate clients, both current and potential, through a system that classifies in seven categories each of the companies on the basis of the environmental risk contracted. In 2009, 38,510 companies were assessed by this tool in Spain.
Part 5. Operational risk
Definition and objectives
We define operational risk (OR) as the risk of losses from defects or failures in our internal processes, employees or systems, or those arising from unforeseen circumstances. They are, in general, purely operational events, which makes them different from market or credit risks, although they also include external risks, such as natural disasters.
The objective in control and management of operational risk is to identify, measure/valuate, control/mitigate and monitor this risk.
Our priority is to identify and eliminate risk focuses, regardless of whether they produce losses or not. Measurement also helps to establish priorities in management of operational risk.

We opted, in principle, to use the standard method for calculating regulatory capital by operational risk, envisaged in the BIS II rules. We are weighing up the best moment to adopt the focus of Advanced Models (AMs), bearing in mind that: a) the short-term priority in management of operational risk centers on its mitigation; and b) most of the regulatory requirements established for being able to adopt the AMs must already be incorporated into the standard model (already achieved in the case of Grupo Santander’s operational risk management model).
Management model
The organizational model for controlling and managing risks is the result of adapting to the new BIS II environment, which establishes three levels of control:
• First level: control functions conducted by the Group’s units.
• Second level: functions carried out by the corporate areas.
• Third level: integral control functions by the risk division-integral control area and internal validation of risk.
The technology and operations division is responsible for management and control of operational risk. Within this division, the corporate area of technological and operational risk, established in 2008, defines policies as well as managing and controlling these risks. The implementation, integration and local adjustment of the policies and guidelines established by this area is the responsibility of local executives in each unit.
This structure for operational risk management is based on the knowledge and experience of executives and professionals of our various units. Particular importance is attached to the role of local executives.
Management is based on the following elements:
The different phases of the technological and operational risk management model entail:
• Identifying the operational risk inherent in all activities, products, processes and banking systems.
• Measuring and assessing the operational risk objectively, continuously and in line with the regulatory standards (Basel II, Bank of Spain) and the banking industry, establishing risk tolerance levels.
• Continuously monitoring the exposure of operational risk in order to detect the levels of unassumed risk, implement control procedures, improve internal knowledge and mitigate losses.

• Establishing mitigation measures that eliminate or minimize operational risk.
• Producing regular reports on the exposure to operational risk and the level of control for senior management and the Group’s areas/units, as well as inform the market and regulatory bodies.
• Defining and implementing systems that enable operational risk exposures to be watched over and controlled and integrated into the Group’s daily management, taking advantage of existing technology and seeking the maximum computerization of applications.
• Defining and documenting operational risk management policies, and establishing methodologies for managing this risk in accordance with regulations and best practices.
Our operational risk management model contributes the following advantages:
• Integral and effective management of operational risk (identification, measurement/assessment, control/mitigation and information).
• Better knowledge of existing and potential operational risks and assigning responsibility for them to the business and support lines.
• Operational risk information helps to improve the processes and controls, reduce losses and the volatility of revenues.
Implementing the model: global initiatives and results
The corporate function for management and control of operational risk, part of the risk division, has been operating since 2001. Its main functions, activities and global initiatives are to:
• Designate coordinators and create operational risk departments.
• Training and interchange of experiences: continuation of best practices within the Group.
• Foster mitigation plans: ensure implementation of corrective measures as well as ongoing projects.
The corporate function has strengthened management of technological risk since 2008, including the following aspects:
• The security of the information systems.
• The contingency and business continuity plans.
• Management of risk associated with the use of technologies (development and maintenance of applications, design, implementation and maintenance of technology platforms, output of computer processes, etc).
The management model for operational risk began to be installed in our different entities in 2002. Almost all these units have been incorporated to the project with a high degree of uniformity. However, due to the different paces of implementation, phases, schedules and the historical depth of the respective data bases, the degree of progress varies from country to country.

On a general basis:
• Data bases of operational incidents that are classified are received every month. The capturing of events related to operational risk are not truncated (i.e. without exclusions for reasons of amount and with both the accounting impact –including positive effects– as well as the non-accounting impact).
• Self-assessment questionnaires filled out by almost all the Group’s units are received and analyzed.
• A corporate system of operational risk indicators is in place.
• The main events are identified and analyzed, and mitigation measures taken which, in significant cases, are disseminated to the Group’s other units as a Best Practices guide.
• Processes are conducted to reconcile data bases with accounting data.
By consolidating the total information received, the Group’s operational risk profile is reflected in the following charts:
There was an increase in the third and fourth categories in 2009, mainly due to the incorporation of Banco Real’s operational events as well as the greater information available on legal risk. As regards the latter, most were civil actions (complaints by employees) in Brazil, a very frequent practice in that country.

Below, as an example of Grupo Santander’s practice, are self assessment questionnaires regarding coverage of operational risk consolidated in 2009.
In addition to this risk profile, the Group, via approval in the risk committee, formalized for 2010 the establishment of operational risk profiles, appetite and limits. A risk appetite is also established which must be in low and medium-low profiles on the basis of the measurement of various ratios. During 2010 limits will come into force by country and limits for the Group on the basis of the gross loss/gross income ratio and the percentage of coverage of risk on the basis of self-evaluation exercises. The limits for the Group must not exceed 2% for the first ratio and coverage has to be no lower than 75%, both of which represent a threshold higher than the profile defined as medium-low.
Analysis and monitoring of controls in market operations
The complexity of financial instruments makes it necessary for the Group to continuously strengthen operating control of this activity, enhancing the very demanding and conservative risk and operating principles that we have been regularly applying.
Over and above regular tracking of all aspects regarding operating control, all of the Group’s units paid more attention to the following aspects, so that the review is validated every month by each unit’s management committee. Of note are the following:
• Review of the valuation models and in general the valuation of portfolios.
• Capturing processes and independent validation of prices.
• Appropriate confirmation of operations with counterparties.
• Reviewing cancellations/modifications of transactions.
• Reviewing and monitoring the effectiveness of guarantees, collateral and mitigation of risks.

Corporate Information
The corporate area of operational risk has a system for integral management of operational risk information, which every quarter consolidates the information available from each country/unit in the operational risk sphere and gives a global vision with the following features:
• Two levels of information: one corporate and the other individualized for each country/unit.
• Dissemination of the best practices among countries/units of Grupo Santander, obtained from the combined study of the results of qualitative and quantitative analysis of operational risk.
Information is also prepared on the following aspects:
• Grupo Santander’s management model for operational risk
• Human resources and perimeter of action
• Analysis of the data base of errors and events
• Operational risk cost and accounting reconciliation
• Self-assessment questionnaires
• Indicators
• Mitigating measures/asset management
• Contingency plans
• Regulatory framework: BIS II
• Insurance
This information acts as the basis for meeting the needs of reporting to the board’s risk committee, senior management, regulators, rating agencies, etc.
Insurance in the management of operational risk
Grupo Santander regards insurance as a key element in the management of operational risk. The area responsible for operational risk has been closely cooperating with the Group’s insurance area since 2004 in all those activities that entail improvements in both areas. For example:
• Cooperation in the exposure of the Group’s operational risk control and management model with insurance and reinsurance companies.
• Analysis and monitoring of recommendations and suggestions to improve operational risks made by insurance companies, via prior audits conducted by specialized companies, as well as their subsequent implementation.
• Exchange of information generated in both areas in order to strengthen the quality of the data bases of errors and the perimeter of coverage of the insurance policies for the various operational risks.
• Close cooperation between local operational risk executives and local coordinators of insurance to strengthen mitigation of operational risk.
• Regular meetings on specific activities, states of situation and projects in both areas.
• Active participation of both areas in global sourcing of insurance, the Group’s maximum technical body for defining coverage strategies and contracting insurance.

Part 6. Reputational risk
We define reputational risk as that linked to the perception of the Bank by our various stakeholders, both internal and external, of our activity, and which could have an adverse impact on results, capital or business development expectations. This risk relates to legal, economic-financial, ethical, social and environmental aspects, among others.
The board, as part of its supervisory function, is responsible for defining the Group’s risk policies. In the case of reputational risk, its assessment corresponds to the risk committee as the body responsible for the Group’s global risk management.
Various of the Group’s governance structures are involved in reputational risk management, depending on where the risk comes from. The audit and compliance committee helps the board to supervise compliance with the Group’s code of conduct in the securities markets, the manuals and the procedures to prevent money-laundering and, in general, the Bank’s rules of governance and compliance. It formulates the proposals needed for their improvement.
This section deals with the reputational risk that could come from inadequate sale of products or incorrect provision of services.
Corporate project of marketing products and services
Under the new corporate framework for the compliance function, a corporate project of marketing was launched in 2009, which will lead to reinforce in the Group: (1) the marketing policies; (ii) the map of governance for authorizing and tracking products; and (iii) the systems and processes, strengthening in all of them the customer’s vision.
i) Marketing policies
The policies for marketing products and services which cover all phases (admission, pre-sale, sale and monitoring) are being reviewed and with a corporate scope.
ii) Governance bodies
The global committee of new products (GCNP) was redefined and a corporate committee of marketing (CCM) was created, which has been assigned powers of approval as well as those for monitoring of products after their sale.
A global consultative committee (GCC) was established comprising representatives of areas that contribute vision of regulatory and market risks. The GCC can recommend the review of products which are affected by changes in markets, deterioration of solvency (country, sectors and companies) or by changes in the Group’s vision of markets in the medium and long term.
The review of the map of corporate control in the sphere of marketing led to the creation in 2009 of the office for reputational risk management. The purpose of this office is to facilitate to the corresponding governance bodies the information needed to: (1) adequately analyze risk in the approval stage, with a two-pronged approach: impact on the Bank and on the customer; and (ii) monitor products during their life cycle.
In its first three months, this office tracked derivatives, mutual funds and funds with a certain level of risk or complexity.

iii) Systems and processes
The improved systems and processes will facilitate adapting some marketing processes to the new commercial policies and also enable automated monitoring and in remote of their compliance.
The global committee of new products and the manual of procedures for selling financial products in 2009
Global Committee of New Products (GCNP)
The committee held 15 meetings in 2009 at which 170 products or families of products were analyzed.
In 2009, the areas that participated in the GCNP, chaired by the secretary general, were: tax advice, legal advice, customer service, internal auditing, retail banking, global corporate banking, integral control of risks, compliance, financial control and management control, technology and global business operations, technology and ECB operations, global wholesale banking risks management, corporate risks and IFIs, credit risks, market risks, risks-methodology, solvency risk, corporate technology risk and operational risk, Santander private banking, technology, global treasury, universities and, lastly, the unit proposing the new product or a representative of the local committee of new products.
Before a new product or service can be launched, these areas, as well as, where applicable, other independent experts needed to evaluate the risks incurred, exhaustively analyze the aspects that could affect the process, stating their opinion on each product or service.
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
• The client knows what he or she is investing in and the risk of each product or service and this can be accredited with the relevant documents.
• The product or service fits the customer’s risk profile.
• Each product or service is sold where it can be, not only for legal or tax reasons (i.e. it fits into the legal and tax regime of each country), but also on the basis of the prevailing financial culture.
• When a product or service is approved the maximum limits for placement are set.
Manual of Procedures for the Sale of Financial Products
The manual, which has been used by Banco Santander since 2004 for the retail marketing of financial products in Spain, covers investment services for financial products including securities and other fixed-income or equity instruments, money market instruments, participations in collective investment institutions, savings and investment insurance, traded derivatives and OTC and atypical financial contracts. The GCNP can also include other instruments in the sphere of the manual of procedures, as has been the case with structured deposits, savings insurance and pension plans.
In 2009, 115 products subject to the manual were submitted for approval. Of them, 38 were new products submitted to the GCNP and 77 were products that were not new and were submitted to the office of the manual (specifically created to vouch for the manual’s implementation and integrated into the corporate area of compliance).

Part 7. Adjustment to the new regulatory framework
Santander has been firmly committed right from the start to the principles that inspired the Basel II rules. This framework enables institutions to make internal estimates of capital to ensure solvency in the event of circumstances caused by different types of risk. As a result of this commitment, Grupo Santander has assigned all the human and material resources needed to ensure Basel II is successfully implemented. Several years ago a Basel II team was formed from the Group’s different areas: financial controller, risks, technology and operations, financial management and internal auditing. Grupo Santander’s senior management actively participates in monitoring the progress in implementing Basel II at the corporate level, and fostering the measures needed to extend the new culture and its implications for everyone. Both for credit and market risk, Basel II means recognizing, for regulatory capital purposes, the internal models that have been used for management purposes.
Grupo Santander has proposed adopting, during the next few years, the advanced internal ratings based (AIRB) models of Basel II for almost all its banks (covering close to 100% of net exposure of the credit portfolio under these models). Santander continued during 2009 to gradually install the technological platforms and methodological developments in order to allow it to progressively apply the advanced internal models for calculating regulatory capital in the rest of the Group’s units.
Grupo Santander has been authorized to use the advanced models for calculating regulatory capital requirements by credit risk for the parent Bank and the main subsidiaries in Spain, the UK and Portugal (two thirds of its total exposure at the end of 2009). The strategy of implementing Basel II in the Group will be focused as of now on the main institutions in the Americas and consumer banking in Europe.
Given the medium-low risk profile characteristic of Santander’s businesses, very focused on retail banking (SMEs and individual customers), the Bank of Spain’s authorization has enabled, on the basis of the Group’s real profile of risk, optimization of the capital required in Pillar I. Equally, the significant diversification of the Group’s risk profile and businesses enabled additional requirements of capital arising from the process of self-assessment of capital (which develops Pillar II) to be offset. This takes into account the impact of the risks not considered in Pillar I, as well as the benefits related to diversification by risks, businesses and geographic areas.
As regards the rest of risks explicitly envisaged in Pillar I of Basel II, market risk obtained authorization to use its internal model for treasury trading activity in Madrid, and like credit risk a plan for gradual implementation for the rest of units was presented to the Bank of Spain.
In operational risk, we decided for the moment to adopt the standard focus for calculating regulatory capital. The advanced focus (Advanced Measurement Approaches) may be adopted in the medium term.
Pillar II is another important line of work of the Basel II corporate project. Grupo Santander worked during 2009 on applying the proposed improvements as a result of the reviews made by an international team of supervisors of the committee of European banking supervisors (CEBS) at the end of 2008, and by internal auditing and validation teams on the corporate model of economic capital.
In addition, utilization of the technology platform supporting Pillar I was completed. This will enable the units with internal models authorized in Pillar I to use an integrated and robust information system to cover both regulatory and economic capital needs.
Grupo Santander, in accordance with the capital requirements set out in the European Directive and the regulations of the Bank of Spain, published for the second time the Report with Prudential Relevance at December 31, 2009. This report, published for the first time in June 2009 with data at December 31, 2008, clearly shows the transparency requirements requested by the Bank of Spain regarding Pillar III. With its publication, Grupo Santander meets the requirements of providing the market with information which is particularly relevant to Basel II and serves as a reference so that market agents can assess the capital sufficiency of banks.

Internal validation of internal risk models
Internal validation is a prerequisite for supervisory validation. A specialized unit of Santander, with complete independence, obtains a technical opinion on whether the internal model is appropriate for the purposes used (internal and regulatory) and concludes on its usefulness and effectiveness.
As well as the regulatory requirement, internal validation also provides fundamental support for the board’s risk committee and local committees of risks in their responsibilities of authorizing the use (management and regulatory) of models and their periodic review.
Santander’s internal validation covers both credit and market risk models and those that set the prices of financial assets as well as the economic capital model. The scope of validation includes not only the most theoretical or methodological aspects but also the technology systems and the quality of data that make implementation effective and, in general, all relevant aspects for management of risk (controls, reporting, uses, involvement of senior management, etc).
The function of internal validation is located, at the corporate level, within the area of integral control and Internal Validation of risk which reports directly to the Group’s third vice-chairman and chairman of the board’s risk committee. The function is global and corporate in order to ensure homogeneous application. This is done via three regional centers in Madrid, London and Sao Paulo. These centers report to the corporate centre, which ensures uniformity in the development of their activities. This facilitates application of a common methodology supported by a series of tools developed internally which provide a robust corporate framework for use in all the Group’s units and which automate certain verifications in order to ensure the reviews are conducted efficiently.
Moreover, Grupo Santander’s corporate framework of internal validation is fully aligned with the criteria for internal validation of advanced models issued by the Bank of Spain. The criterion of separation of functions is maintained between the units of internal validation and internal auditing which, as the last element of control in the Group, is responsible for reviewing the methodology, tools and work done by internal validation and to give its opinion on its degree of effective independence.
Part 8. Economic capital
The concept of economic capital has traditionally been contrasted with that of regulatory capital, as this is the one required for the regulation of solvency. The new Basel II capital framework clearly brings both concepts closer together. While Pillar I determines the minimum regulatory capital requirements, Pillar II quantifies, via economic capital, our global solvency position.
Our model of economic capital quantifies the consolidated risk profile taking into account all the significant risks of activity, as well as the substantial diversification effect on a multinational and multi-business group like Santander. This economic capital model serves as the Group’s base for preparing its proposal of self-assessment of capital in accordance with Bank of Spain regulations under the Basel II Pillar II framework.
The concept of diversification is fundamental for appropriately measuring the risk profile of a global activity group. Although it is an intuitive concept and one present in risk management since banking began, we can also explain diversification as the fact that the correlation between various risks is imperfect and so the largest events of losses do not happen simultaneously in all portfolios or by types of risk. The sum of the economic capital of the different portfolios and types of risk, considered in isolation, is more than the Group’s total economic capital. In other words, the Group’s overall risk is less than the sum of its parts considered separately.
In addition, within the framework of the model for measurement and aggregation of economic capital, the risk of concentration for wholesale portfolios (large companies, banks and sovereigns) is also considered both in its dimension of exposure as well as concentration by sectors and countries. The existence of concentration in a country or a product in retail portfolios is captured by applying an appropriate model of correlations.

Global risk analysis profile
The Group’s risk profile at December 31, 2009, measured in terms of economic capital, is distributed by types of risk and the main business units, is reflected below:
The distribution of economic capital among the main business units reflects the diversification of the Group’s activity and risk, something which increased in 2009 after the acquisition of Sovereign in the US (5% of the Group’s capital).
Continental Europe and Latin America each account for around one third of risk, the UK for 8%, while financial management and equity stakes, which assumes the risk from the structural exchange-rate position (derived from stakes in subsidiaries abroad denominated in non-euro currencies) and most of the equity stakes account for 19%.
The economic capital at December 31, 2009 was €43,045 million, including minority interests.
The Group’s geographic diversification, understood as the difference between the ratio of the sum of the capital of the business units taken on their own and the Group’s total diversified capital, is 21.6%.
The Group also conducts capital planning with the main objective of obtaining future projections of economic and regulatory capital and so be able to assess situations of capital sufficiency in various scenarios. Each scenario incorporates the forecasts of results in a coherent way, both with their strategic objectives (organic growth, M&A, pay-out ratio, etc) as well as with the evolution of the economic situation and in the face of stress situations. Possible capital management strategies are identified that enable the Bank’s solvency situation to be optimized as well as the return on capital.

Return on risk adjusted capital (RORAC) and creation of value
Grupo Santander has been using RORAC methodology in its credit risk management since 1993 in order to:
• Calculate the consumption of economic capital and the return on it of our business units, as well as segments, portfolios and customers, in order to facilitate optimum assigning of economic capital.
• Budget the capital consumption and RORAC of our business units, including them in their remuneration plans.
• Analyze and set prices during the decision-taking process for operations (admission) and clients (monitoring).
RORAC methodology enables one to compare, on a like-for-like basis, the return on operations, customers, portfolios and businesses, identifying those that obtain a risk adjusted return higher than the cost of the Group’s capital, aligning management of risk and business with the intention to maximize the creation of value, the ultimate aim of senior management.
We regularly assess the level and evolution of value creation (VC) and the risk adjusted return (RORAC) of its main business units. The VC is the profit generated above the cost of the economic capital (EC) employed, and is calculated as follows:
Value creation =profit – (average EC x cost of capital)
The economic profit is obtained by making the necessary adjustments to attributable profit so as to extract just the recurrent profit that each unit generates in the year of its activity.
The minimum return on capital that an operation must attain is determined by the cost of capital, which is the minimum required by shareholders. It is calculated objectively by adding to the risk-free return, the premium that shareholders demand to invest in our Group. This premium depends essentially on the degree of volatility in the price of our shares in relation to the market’s performance. The cost of capital in 2009 applied to the Group’s various units was 12.03%.
A positive return from an operation or portfolio means it is contributing to the Group’s profits, but it is not really creating shareholder value unless that return exceeds the cost of capital.
All the main business units obtained in 2009 a RORAC higher than the cost of capital. The creation of value and the RORAC for the Group’s main business areas are shown below:

Million euros
Main segments	RORAC	Creation of value
Continental Europe	32.3%	3,243
United Kingdom	37.2%	1,168
Latin America	29.7%	2,479
Sovereign	-1.5%	(225)
Subtotal of operating areas	30.4%	6,665
Financial management & equity stakes	-22.2%	(2,484)

Group total	21.6%	4,180

The Group’s RORAC comfortably exceeded the cost of capital estimated for 2009 and stood at 21.6%. The creation of value (i.e. the economic profit less the average cost of capital used to achieve it) amounted to €4,180 million.
Part 9. Risk training activities
Santander has a corporate school of risks. Its purpose is to help to consolidate the risk management culture in Santander and ensure that all employees in the risks area are trained and developed with the same criteria.
The school, which gave a total of 21,479 hours of training to 3,067 employees in 2009, is the base for strengthening Santander’s leadership in this sphere and continuously enhancing the skills of its staff.
It also trains staff in other business segments, particularly in the retail banking area, and aligns the requirements of risk management with business goals.

Part 10. Market Risk
Generally
The perimeter for measuring, controlling and monitoring the area of Market Risks covers those operations where equity risk is assumed. This risk comes from the change in risk factors – interest rates, exchange rates, shares, the credit spread, raw material prices and the volatility of these elements– as well as the liquidity risk of the various products and markets in which the Group operates. Two new factors are given differentiated treatment in 2009 compared to 2008: the credit spread (previously integrated partly in interest rates) and the price of commodities (previously integrated in equities, with a small relative share compared to the rest of factors).
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
Net accumulated liquidity is defined as the 30-day accumulated gap obtained from the modified liquidity gap. The modified contractual liquidity gap is calculated on the basis of the contractual liquidity gap and by placing liquid assets or repos at the point of settlement and not at their point of maturity.
In addition, we use the following other ratios or metrics regarding the structural liquidity position:
•	Loans / net assets
•	Customer deposits, insurance and medium and long-term financing / lending
•	Customer deposits, insurance and medium and long-term financing, shareholders’ funds and other liabilities / sum of credits and fixed assets.
•	Short-term financing / net liabilities.
c) Analysis of scenarios/contingency plan
Our liquidity management focuses on preventing a crisis. Liquidity crises, and their immediate causes, cannot always be predicted. Consequently, our contingency plan concentrates on creating models of potential crises by analyzing different scenarios, identifying crisis types, internal and external communications and individual responsibilities.
As a crisis can occur locally or globally, each local unit must prepare a plan of contingency financing. Each unit must inform the central unit of its plan at least every six months so that it can be reviewed and updated. These plans, however, must be updated more frequently if market circumstances make it advisable.

Lastly, Grupo Santander is actively participating in the process opened by the Basel Committee to strengthen bank liquidity1, with a two-pronged approach: participating in the analysis of the impact of the regulatory changes raised — including, the introduction of two new ratios: Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) – and, participating in various forums (European Banking Federation, etc.), to discuss and comment on the issue, maintaining in both cases close co-operation with the Bank of Spain.
Quantitative analysis
A. Trading activity2
Quantitative analysis of daily VaR in 2009
Our risk performance regarding trading activity in financial markets during 2009, measured by daily Value at Risk “VaR”, is shown in the following graph.
VaR during 2009 fluctuated more than 95% of the time in a range of between €20 million and €40 million. The exception was March when it was temporarily higher, because of the increased positions in the treasuries of Brazil (fixed income and equities) and Mexico (fixed income and exchange rates). It reached a high of €45.2 million in the middle of March. It then declined, mainly due to the reduced positions in Brazil and Mexico
The average VaR of the Group’s trading portfolio in 2009 (€30.2 million) was lower than in 2008. This was due to the increased global volatility in financial markets in 2008 following the collapse of Lehman Brothers rather than to reduced risk taking. Compared to other financial groups, Grupo Santander has a low trading risk profile. Its dynamic management enables the Group to adopt changes of strategy in order to exploit opportunities in an environment of uncertainty.
VaR risk histogram
The histogram below shows the distribution of average risk in terms of VaR during 2009. It was between €25 million and €34 million on 70.2% of days. Of note were the levels of more than €40 million, due to the increased positions in Brazil and Mexico.

[1].	The “International framework for liquidity risk measurement, standards and monitoring” (Basel Committee on Banking Supervision, Consultative Document, December 2009)

[2].	Including Banesto and Sovereign. Venezuela was excluded from the perimeter as of April 1.

Risk by factor3
For enhanced presentation, two new factors are given differentiated treatment in 2009 compared to 2008: the credit spread (previously integrated partly in interest rates) and the price of commodities (previously integrated in equities, with a small relative share compared to the rest of factors). The minimum, maximum, average and year-end 2009 risk values in VaR terms were as follows:

[3].	Total Trading VaR includes operations that are not assigned to any particular country, such as Active Credit Portfolio Management and Non-core Legacy Portfolio

		Minimum	Average	Maximum	Last
TOTAL TRADING	Total VaR	21.9	30.2	45.1	27.5

	Diversification effect	(19.2)	(24.8)	(31.4)	(29.2)

	Fixed-Income VaR	11.3	20.0	31.9	18.3
	Equity VaR	4.2	6.9	11.6	5.9
	FX VaR	10.5	15.5	23.1	16.1
	Credit Spread VaR	8.2	11.9	15.8	15.0
	Commodities VaR	0.1	0.8	1.6	1.4

LATIN AMERICA	VaR Total	9.0	19.6	33.8	16.6

	Diversification effect	(6.3)	(12.3)	(16.8)	(7.7)

	Fixed-Income VaR	8.9	16.6	29.2	16.0
	Equity VaR	0.7	3.9	10.3	2.8
	FX VaR	1.7	7.1	16.7	6.0

USA and Asia	VaR Total	1.0	3.3	11.0	1.2

	Diversification effect	(0.0)	(1.0)	(2.6)	(0.3)

	Fixed-Income VaR	0.7	3.1	11.2	0.9
	Equity VaR	0.0	0.3	2.1	0.0
	FX VaR	0.3	0.9	5.9	0.6

EUROPE	VaR Total	11.2	14.6	23.9	13.5

	Diversification effect	(10.3)	(16.5)	(23.2)	(18.1)

	Fixed-Income VaR	5.2	8.6	19.1	6.6
	Equity VaR	3.2	5.5	8.8	5.2
	FX VaR	6.1	11.6	18.7	13.8
	Credit Spread VaR	1.9	4.6	8.3	4.7
	Commodities VaR	0.1	0.8	1.6	1.4
This report includes for the first time a more detailed breakdown by factors, including the credit spread VaR and the commodities VaR. Until now, the risk of these factors was included in fixed income and equities, respectively. In Latin America, the US and Asia these factors are not shown separately because they are immaterial.
The average VaR was €9.8 million lower than in 2008, due to the lower volatility in markets. The reduction was mainly in fixed income/credit spread, which dropped from €34.4 million to €23.3 million (taking the joint VaR of both factors in 2009).
The average levels of VaR in currency and equities remained virtually unchanged: the first remained at €15.5 million and the second increased slightly (from €6.4 million to €6.9 million). The decline in fixed income risk, considering the combined VaR of both fixed income and credit spread factors, was divided between Latin America (from €26.2 million to €16.6 million) and Europe (from €24.7 million to €9.8 million).

The VaR performance during 2009 underlined the Group’s flexibility and agility in adapting its risk profile on the basis of changes in strategy caused by a different perception of expectations in the markets. Unlike in 2008, when there were three exceptions of VaR at 99% (days when the gross loss was higher than the VaR), in 2009 there were none. This was due to the significant decline in volatility.
Distribution of risks and results
•	Geographic distribution
Latin America contributed on average 45.1% of the Group’s total VaR in trading activity and 27.1% in economic results. Europe, with 25.0% of global risk, contributed 60.6% of results, as most of its treasury activity focused on professional and institutional clients.

Monthly distribution of risks and results
The following chart shows that both the risk assumption profile (in terms of VaR) and the results followed a relatively downward path, particularly in the case of the latter. The result in the first half of the year was higher than in the second, which also corresponds to somewhat higher risk levels.

Histogram of daily Marked-to-Market (“MtM”) results
The following histogram of frequencies shows the distribution of daily economic results on the basis of size. The daily yield4 was between -€5 and +€15 million on 78% of trading days.
Risk management of structured derivatives
Our structured derivatives activity (non-organized markets) is mainly focused on structuring investment and hedging products for clients. These transactions include options on equities, currencies and fixed-income instruments.
Test and calibration measures
In accordance with the BIS recommendations for gauging and monitoring the effectiveness of internal market risk measurement and management systems, in 2009 we carried out regular analysis and contrasting measures which confirmed the reliability of the model.

[4]	Yields “clean” of commissions and results of intraday operations

Unlike in 2008, when there were three exceptions of VaR at 99% (days when the gross loss was higher than the VaR), in 2009 there were none. This was due to the significant decline in volatility.
Scenario analysis
Different stress test scenarios were analyzed during 2009. A scenario of maximum volatility, which applies six standard deviations to different market factors as of December 31, 2009, generated results that are presented below.
Maximum volatility scenario
The table below shows, at December 31, 2009, the results of each product (fixed income, equities, exchange rates, spreads on loans and the volatility of each one of them), in a scenario in which a volatility equivalent to six standard deviations in a normal distribution is applied. This scenario is based on taking for each risk factor the movement that represents a greater potential loss in the global portfolio. For 2009 this scenario involved rises in interest rates in Latin American markets and falls in core markets (“flight into quality”), declines in stock markets, the dollar’s slide against all currencies except the euro, greater volatility and spreads on loans.
Maximum volatility Stress Test

€ million	Interest rate	Equities	Exchange rate	Credit Spread	Commodities	Total
Total Trading	(52.6)	4.8	(62.1)	(122.0)	(2.2)	(234.0)
Europe	(10.2)	20.3	(51.5)	(64.4)	(2.2)	(136.7)
Latin America	(40.2)	(15.4)	(10.5)	0.0	0.0	(66.1)
USA (New York)	(1.0)	(0.1)	0.0	0.0	0.0	(1.1)
Global Activities	(1.2)	0.0	(0.1)	(57.6)	0.0	(58.9)
The stress test shows that the economic loss suffered by the Group in its trading portfolios, in terms of the Mark to Market (MtM) result would be €234.0 million if the stress movements defined in the scenario materialized. The loss would be distributed between Europe (exchange rates and spreads on loans), Latin America (fixed income) and global activities (spreads on loans).
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
B.1.1. Quantitative analysis of interest rate risk in 2009
a) Convertible currencies
At the end of 2009, the sensitivity of net interest margin at one year to parallel rises of 100 basis points was concentrated in the euro interest rate curve (€209.7 million), with the Parent Bank contributing the most, and in the sterling interest rate curve (£34.1 million negative). The sensitivity of the rest of convertible currencies was not very significant.
At the same date, the sensitivity of equity to parallel rises in the yield curve of 100 basis points in the euro interest rate curve was €743.4 million, most of it in the Parent Bank. As regards the curve in sterling it was £11.2 million negative.
Sovereign is included within the perimeter in 2009, with no considerable impact on the sensitivity of the interest rate curve in dollars.
In accordance with the current environment of low interest rates, the Bank maintains as lightly positive sensitivity, both in net interest margin (NIM) and market value equity (MVE), to interest rate rises.
Structural Gap. Santander Parent Company (December 31, 2009)

		Up to 1			More than 5
€million	Not sensitive	year	1-3 years	3-5 years	years	TOTAL
Money and securities market		40,570	9,101	1,093	12,104	62,868
Loans	112	117,973	10,833	1,498	1,758	132,174
Permanent equity stakes	58,783					58,783
Other assets	15,847	49,367	51	52	120	65,437
Total assets	74,742	207,910	19,985	2,643	13,982	319,262
Money market	—	34,081	125	1,500	300	36,006
Customer deposits	—	32,917	10,318	8,099	13,016	64,350
Debt Issues and securitizations	—	85,021	18,761	11,979	11,150	126,911
Stockholders’ equity and other liabilities	77,502	39,923	1,100	830	1,370	120,725
Total liabilities	77,502	191,942	30,304	22,408	25,836	347,992
Balance sheet Gap	(2,761)	15,968	(10,320)	(19,765)	(11,854)	(28,732)
Off-balance sheet structural Gap	—	645	17,041	9,808	4,333	31,827
Total structural Gap	(2,761)	16,613	6,721	(9,957)	(7,521)	3,095
Accumulated Gap	—	16,613	23,334	13,378	5,857	—
b) Latin America
The interest rate risk of Latin America’s balance sheet management portfolios, measured by the sensitivity of market value of the net interest margin (NIM) to a parallel movement of 100 basis points, remained during 2009 at low levels and within a narrow band (maximum of €96 million in September). In terms of equity sensitivity, it fluctuated in a wider range of €250 million to €750 million, and increased in the second half of the year, mainly because of purchases in Brazil to cover the interest rate risk of the balance sheet.

At the end of 2009, the region’s risk consumption, measured by the market value of equity sensitivity to a parallel movement of 100 basis points, was €704 million (€430 million in 2008), while that of the net interest margin at one year, measured by its sensitivity to a parallel movement of 100 basis points, was €64 million (€27 million in 2008).
Interest rate risk profile at December 31, 2009
The tables below show the distribution of risk by maturity in Latin America as of December 31, 2009 (figures in millions of euros).

Gaps in Local	Not
Currency	sensitive	0-6 months	6-12 months	1-3 years	> 3 years	TOTAL
Assets	42,421	74,918	18,703	21,685	21,661	179,467
Liabilities	57,326	83,356	14,585	14,353	6,469	176,090
Off-balance Sheet	2	1,894	(2,590)	(1,109)	(783)	(2,586)

Gap	(14,626)	(6,828)	2,384	5,692	14,169	792

Gaps in Foreign	Not
Currency	sensitive	0-6 months	6-12 months	1-3 years	> 3 years	TOTAL
Assets	2,591	21,752	2,229	2,359	3,767	32,698
Liabilities	1,466	24,461	3,404	3,625	3,119	36,075
Off-balance Sheet	0	(2,221)	704	1,951	2,152	2,586

Gap	1,125	(4,930)	(471)	685	2,800	(792)

Net Interest Margin (NIM) sensitivity
For the whole of Latin America, the consumption at the end of 2009 was €64 million (sensitivity of the financial margin at one year to a parallel rises of 100 basis points). The geographic distribution is shown below.
More than 80% of the risk was concentrated in three countries: Brazil, Chile and Mexico.
NIM Sensitivity by countries
Others: Colombia, Panama, Santander Overseas and Uruguay

Market Value of Equity (MVE) sensitivity
For the whole of Latin America, the consumption at the end of 2009 was €704 million (sensitivity of MVE to rises of 100 basis points in interest rates). The geographic distribution is shown below.
More than 90% of risk is concentrated in three countries: Brazil, Chile and Mexico.
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
During 2009:
•
€ 16 billion of assets were securitized. Given the difficulties of the securitization market since August 2007, all the issues were retained by the Group’s various units. These securitizations significantly increased the Group’s liquidity position through its discounting capacity in central banks, and

•	Repurchases were made in the secondary market of AAA securitization bonds by Group issuers (€ 2 billion).
B.1.3. Management of structural liquidity
Management of financing and liquidity risk, fully consolidated before the onset of the financial turbulence, has been one of the main pillars behind the success of Banco Santander’s business model during this critical period.
This framework of liquidity management has not required changes to make it function correctly and has given Santander a significant competitive advantage. Specifically, it has enabled the Group and its subsidiaries to successfully tackle the business liquidity needs during the worst moments of the crisis and take advantage of growth opportunities that the market has offered.

On the one hand, the lack of liquidity restrictions made it possible to finance the organic growth of existing units and businesses to surpass many of our competitors. This produced gains in market share in businesses as demanding as mortgage lending in the UK and wholesale business in Europe.
On the other hand, the acquisition of new units in the last few years was made possible by the Group’s excellent access to liquidity. This also helped to boost the Bank’s capacity to create value, while further diversifying the sources of financing and achieving a better positioning in attracting deposits.
The liquidity management framework in the Group and its situation at the end of 2009 is set out below.
B.1.3.1. Management framework
Liquidity management is based on three fundamental pillars:
•
Organizational and governance model: a solid model of governance that ensures the involvement of senior management and the board in taking decisions and facilitating their integration with the Group’s global strategy.

•	Management: adapted to each business’s liquidity needs, in accordance with the decentralized organizational model.
•	Balance sheet analysis and liquidity risk management: profound analysis of the balance sheet and its evolution in order to support decisions.
a. Organizational and governance model
Decision-taking regarding structural risks is done by local ALCO committees in coordination with the markets committee. The latter is the highest decision-making body and coordinates all global decisions that influence measurement, management and control of liquidity risk.
The markets committee is headed by the chairman of the Bank, and is composed of the second vice-chairman and CEO, the third vice-chairman, the chief financial officer and the executive vice-president of risk and those responsible for the business and analysis units.
The financial management and global market risk areas manage and control the structural and liquidity risks, respectively, and they support the ALCO committees, presenting analysis and proposals and ensuring compliance with the established limits.
In line with the best governance practices, the Group establishes a clear division between executing the financial management strategy (the responsibility of the financial management area) and monitoring and control (the responsibility of market risk).
b. Management
Structural liquidity management aims to finance the Group’s recurring activity in optimum conditions of maturity and cost and avoid assuming undesired liquidity risks.
Liquidity and financing management is based on the following principles:
• Broad and stable base of customer deposits: more than 90% are retail and are captured in the Group’s core markets by various units.

• Financing via medium and long-term issues to cover the balance sheet’s liquidity needs (the gap between loans and deposits), establishing a surplus of structural financing in order to be able to meet possible adverse situations.
• Diversification of financing sources to reduce the risk in relation to:
• instruments/investors
• markets/currencies
• maturities
• Strict control of short-term financing needs, within the Group’s policy of minimizing the degree of recourse to short-term funds.
• Autonomy and responsibility of subsidiaries in managing the financing of liquidity, with no structural support from the Parent bank (except for a small part of consumer business, whose financing is done at the market price).
In practice, and applying these principles, our liquidity management consists of:
• Drawing up every year the liquidity plan based on the financing needs derived from the budgets of each business. On the basis of these needs and bearing in mind prudent limits on recourse to short-term markets, the year’s issuance and securitization plan is established by Financial Management.
• During the year the evolution of the balance sheet and financing needs is regularly monitored, giving rise to changes to the plan.
• An active presence is maintained in a broad and diversified series of financing markets. The Group has eight significant and independent issuance units, which are not dependent on any one market and maintain available a wide capacity of issuance in various markets.
In addition, the Group has an adequate structure of medium and long-term issues, well diversified by products (senior debt, subordinated, preferred shares, bonds, securitization) with a moderately conservative maturity (4.5 years at the end of 2009).
All of this results in moderate needs of recourse to short-term wholesale financing at the Group level, which, as reflected in the balance of liquidity, only represented 5% of net funds in 2009, down from 7% in 2008.
The subsidiaries have a large degree of autonomy to manage their liquidity within Grupo Santander’s decentralized financing model. Each one must budget their liquidity needs and assess their own capacity of recourse to the wholesale markets in order to establish the issuance and securitization plan in coordination with the Parent bank.
Only in the case of Santander Consumer Finance does the parent Bank provide the necessary liquidity and always at the market price taking into account the maturity of the financing and the rating of the relevant unit.
c. Analysis of the balance sheet and measurement of liquidity risk
Decisions on financing and liquidity are based on a deep understanding of the Group’s current situation (environment, strategy, balance sheet and liquidity), the future liquidity needs of businesses (projection of liquidity), as well as access to and the situation of financing sources in the wholesale markets.
The objective is to ensure the Group maintains optimum levels of liquidity to cover its short and long-term financing needs, optimizing the impact of its cost on the income statement.
This requires monitoring of the structure of balance sheets, forecasting short and medium-term liquidity needs and establishing the basic metrics, in line with those reported in the next section.

Stress testing is also conducted taking into account the additional needs that could arise from various extreme, although possible, events. These could affect the various items of the balance sheet and/or sources of financing differently (degree of renewal of wholesale financing, deposit outflows, deterioration in the value of liquid assets, etc), whether for global market reasons or specific ones of the Group.
All of this enables the Group to respond to a spectrum of potential, adverse circumstances, anticipating the corresponding contingency plans.
These actions are in line with the framework of principles and metrics being developed by the Basel Committee to strengthen Banks’ liquidity.
B.1.3.2. Current state of liquidity
The Group has an excellent structural liquidity position, with the capacity to meet the new conditions of stress in the markets. This is underscored by the robust balance sheet and the dynamics of financing.
a. Robust balance sheet
The balance sheet at the end of 2009 was solid, as befits the Group’s retail nature. Lending, which accounted for 79% of net assets, was entirely financed by customer deposits and medium and long-term financing. Equally, the structural needs of liquidity, represented by loans and fixed assets, were also totally financed by structural funds (deposits, medium and long-term financing and capital).
As regards financing in wholesale markets, the Group’s structure is largely based on medium and long-term instruments (81% of the total). Short-term financing is a marginal part of the structure (5% of total funds) and is amply covered by liquid assets. Of note is that the parent Bank, probably the unit most demanding of liquidity, comfortably meets the recommendations of liquidity horizons pointed out by CEBS.
Lastly, the Bank has significant availability of recourse to central banks to obtain immediate liquidity. At the end of 2009, total eligible assets which could be discounted in the various central banks to which the Group has access via its subsidiaries amounted to more than €100 billion, more than double the short term financing outstanding at the time.
We now set out the framework of the balance of liquidity, consolidated as the main metrics for monitoring the structural position of liquidity:
Monitoring metrics

Metrics	2009	2008
Loans/net assets	79%	79%
Customer deposits, insurance and medium and long-term financing/loans	106%	104%
Customer deposits, insurance and medium and long-term financing, shareholders’ funds and other liabilities/total loans and fixed assets	110%	103%
Short-term financing/net liabilities	5%	7%

As in the Group, the balance sheets of the units of convertible currencies and of Latin America maintain the same principles, within the philosophy of independence and responsibility in their financing.
b. Dynamics of financing
The evolution of 2009 enabled Santander to continue to improve its structural liquidity position, backed by two drivers which proved to be very effective in the recession.
The first one was that the Group was able to increase its customer deposit base very significantly -by more than €170 billion since the onset of the crisis in June 2007 (+52%).
This growth was due to two effects. On the one hand, the effort made to attract deposits via the branch networks benefited from the customers’ confidence in the Group’s liquidity and solvency, which made Santander the brand chosen by depositors in many markets during the crisis: the so called flight to quality effect.
On the other hand, growth also benefited from the acquisitions made in the last few years: the assets from ABN AMRO (basically, Banco Real in Brazil and Uruguay), Alliance & Leicester, the deposits of Bradford & Bingley and Sovereign. Overall, these acquisitions produced a substantial rise in the Group’s base of stable deposits and improved financing ratios.
This increase occurred in an environment of deleveraging in which deposits were spurred by the higher rate of household and corporate savings, while lending slowed, reflecting the lower rates of consumption and investment in various countries.
As a result, in 2009 the Group’s deposits grew 8% and lending declined 2%, both excluding the perimeter and exchange-rate effects. Furthermore, it is likely that this will continue in coming years in the mature markets where the Group operates, given the deleveraging in these markets.
The second driver was the high capacity of access to wholesale financing markets. This was well shown during the worst moments of the financial crisis when Santander played a leadership role in “opening” some markets to other domestic issuers.
As a result, the Group during 2009 issued €18 billion in medium and long-term senior debt and mortgage bonds. This capacity is backed by the Group’s excellent credit quality (AA from Standard & Poor’s and Aa2 from Moody’s). Moreover, in all cases the appetite for securities by investors is adjusted to placement prices that recognize the superior credit quality of the Group and its subsidiaries.
In short, a big rise in deposits, good access to medium and long-term wholesale markets and the generation of liquidity by businesses in scenarios such as today’s explain the improvement in the Group’s structural liquidity in the last 12 months.
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
As regards the exchange-rate risk of permanent investments, the general policy is to finance them in the currency of the investment provided the depth of the market allows it and the cost is justified by the expected depreciation. One-off hedging is also done when a local currency could weaken against the euro beyond what the market estimates.

At the end of 2009, the largest exposures of a permanent nature (with potential impact on net worth) were concentrated in Brazilian reais, followed by sterling, Mexican pesos and Chilean pesos. The Group covers part of these positions of a permanent nature with exchange-rate derivatives.
In addition, Financial Management at the consolidated level is responsible for exchange-rate management of the Group’s expected results and dividends in those units whose currency is not the euro.
B.2.2. Portfolio of industrial and strategic shareholdings
In 2009, our exposure in industrial and strategic equity portfolios decreased 48% in mark to market terms, mainly due to the sale of some significant positions, such as that of the Spanish utility CEPSA (Santander previously owned 31.6%) and Interbanca, and to the integration of Sovereign, after acquiring the remaining part of it in the beginning of 2009. All in all, the risk of the structural equity portfolio, measured in terms of VaR, decreased €152.1 million as compared to the end of 2008, to €369.4 million.
The average daily VaR for the structural equity portfolio for the year 2009 was €358.4 million, with a minimum of €322.6 million and a maximum of €399 million, occurring in November and March 2009, respectively.
C. Exposures related to complex structured assets
Grupo Santander continued to have highly limited exposure to complex structured instruments or vehicles, reflecting a management culture in which prudent risk management is one of the main identifying features. Specifically, at 2009 year-end, the Group had:
•
CDOs/CLOs: exposure amounting to €637 million, mainly as a result of the integration of the Alliance&Leicester portfolio in 2008. 56% of this portfolio was rated AAA and 85% had a rating of A or above.

•	Non-Agency CMOs and pass-throughs with underlying mortgage alt-A5: exposure of €730 million at 2009 year-end.
•
Hedge funds: the total exposure was not material (€549 million at 2009 year-end) and consisted largely of the financing provided to these funds (€342 million), the remainder being direct portfolio investment. This exposure involved low levels of loan-to-value risk -around 50% (collateral of €1,095 million at year-end). The risk exposure to this type of counterparty is analyzed on a case-by-case basis, and the percentages of collateral are established according to the features and assets of each fund. Exposure decreased significantly -by 52%-with respect to the previous year.

•
Conduits: the only exposure resulted from the acquisition of Alliance&Leicester, which gave rise to the integration of a conduit, with assets amounting to €657 million at 2009 year-end, of which 42% had an AAA rating and 83% a rating of A or above.

•
Monolines: Santander’s exposure to monoline insurers amounted to €396 million[6] in December 2009, and related mainly to indirect exposure, totaling €191 million, by virtue of the guarantee provided by entities of this kind for various traditional financing or securitization transactions. The exposure was to double-default risk in this case. The primary underlying aspects had high credit ratings, mostly “AA”. The small remainder was direct exposure (e.g. through the purchase of a credit default swap to protect it against the risk of default of these insurance companies).

[5]
Alternative A-paper: mortgages originated in the US market which for various reasons are considered as having an intermediate risk level between prime and subprime mortgages (not having all the necessary information, loan-to-value levels higher than usual, etc).

[6]
Guarantees provided by monolines for bonds issued by US states (municipal bonds) are not considered as exposure. As a result of the acquisition of Sovereign Bank, the Group integrated a €1,260 million portfolio of these bonds.

Overall, it can be asserted that the exposure to these instruments arising from the Group’s ordinary operations has decreased. The only increases are due to the integration of exposures at entities acquired by the Group, such as Alliance&Leicester and Sovereign (in 2008 and 2009, respectively). These exposures were known at the time of the purchase and adequate provisions were recognized.
Santander’s policy for the approval of new transactions in these products continues to be very prudent and conservative, and is subject to strict supervision by the Group’s senior management. Before approval is given for a new transaction, product or underlying asset, the risk division checks:
•	whether there is an adequate valuation model (mark-to-market, mark-to-model or mark-to-liquidity) to monitor the value of each exposure.
•	whether the inputs enabling application of this valuation model are observable in the market.
Provided the two aforementioned conditions are met, the risk division ascertains:
•	the availability of adequate systems duly adapted for the calculation and daily monitoring of the results, positions and risks of the new transactions.
•	the degree of liquidity of the product or underlying asset, with a view to arranging the related hedge on a timely basis.
E. Internal model
The Bank of Spain approved at the end of 2008 the use of our internal market risk model for calculating regulatory capital. Although the approval was first effective for treasury trading activity of the Parent bank, the Group’s objective is to gradually increase approval to the rest of the units.
As a result of this approval, the regulatory capital of trading activity is now calculated via advanced methods instead of the previous standard methods. The VaR calculated for the Market Risks Area is the fundamental metric and incorporates an incremental default risk.
We closely co-operate with the Bank of Spain in order to advance in the perimeter permitted to utilize the Internal Model (at the geographic and operational levels), as well as analysis of the impact of possible future changes, in line with the consultative documents published by the Basel Committee in December 2009 to strengthen the capital of banks7.
F. Structured financing transactions
In its usual operations, Grupo Santander’s exposure is low and its activity is diversified by product, sector and number of operations. The committed exposure at the end of 2009 was €13,983 million corresponding to 422 transactions, broken down as follows: €8,138 million (296 transactions) in project finance; €3,712 million (39 transactions) in acquisition finance and the rest leveraged buy-outs (LBOs) and other forms (87 transactions). No writedowns were considered necessary in the investment portfolio, beyond €79 million of loan-loss provisions. There were no significant LBOs during 2009. The Group’s exposure to structured finance operations was 28.7% lower than in 2008.
As a result of integrating Alliance & Leicester into the group in 2008, a portfolio of structured operations is maintained. It is a diversified portfolio of specialized financing operations. The exposure at the end of 2009 was 20.1% lower than in 2008 at £5,872 million (€6,621 million).
Of note in December was an operation of €308 million which should reach €850 million within two years.

[7]	“Strengthening the resilience of the banking sector” and “International framework for liquidity risk measurement, standards and monitoring.”

G. Capital Management
The objective of capital management is to optimize its structure and its cost, from the regulatory and economic perspectives. Therefore, different tools and policies are utilized, such as capital increases and computable issuances (preferred and subordinated), results, dividend policy and securitizations.
At December 31, 2009, our eligible stockholders’ equity was €69,731 million and exceeded the minimum required by the Bank of Spain by over €25,026 million. Our capital ratios remained at comfortable levels. The BIS II ratio was 14.2%, Tier I Capital was 10.1% and core capital was 8.6%.
As regards rating agencies, Fitch Ratings confirmed in June 2009 its AA rating and moved from negative rating watch to stable outlook. This was due to the good management of integrating the acquisitions in Brazil, the UK, Europe and the US, which generated revenue and cost synergies. Another factor was core capital of 7.3% at the end of the first quarter. Fitch also highlighted the Group’s good position in the current complex environment due to the diversification of its businesses, its capacity to generate recurring commercial revenues and its strict cost control policy.
Although S&P positively assessed Banco Santander’s overcoming of the crisis, in April 2009 it changed its outlook from stable to negative because of the deteriorating credit conditions in some of the markets where the Group does business.
Moody’s, as part of a general revision of countries, gave us a long-term rating of Aa2, with negative outlook and B- for financial strength. The reasons for the revision were Santander’s exposure to the Spanish, UK and US markets, although it stated that in the long term the UK and the US would provide profits. Moody’s said in its note that Santander remained among the global banks with the best ratings.
Lastly, DBRS confirmed in February 2010 its AA rating, based on the strength of Santander’s franchise and the capacity to generate recurring profits, which are expected to enable Santander to cope with the weak economic conditions and the still unstable global financial markets.
H. Market Risk: VaR Consolidated Analysis
Our total daily VaR as of December 31, 2008, and December 31, 2009, broken down by trading and structural (non-trading) portfolios, were as set forth below.
Figures in millions of EUR

		December 31, 2009
	December 31, 2008	Low	Average	High	Period End

TOTAL	782.0	612.5	785.9	983.6	983.6

Trading	31.9	21.9	30.2	45.1	27.5
Non-Trading	807.4	614.7	783.4	1,015.0	1,015.0
Diversification Effect	(57.3)	(24.0)	(27.7)	(76.6)	(58.9)
Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk, were as set forth below8.

[8]
Risk factors such as credit spread and commodities are not shown in this table because they are not relevant in comparative terms and affect only to the trading portfolio. They will be shown in a table below along with the rest of the trading factors.

Interest Rate Risk
Figures in millions of EUR

		December 31, 2009
	December 31, 2008	Low	Average	High	Period End

Interest Rate Risk
Trading	29.8	11.3	20.0	31.9	18.3
Non-Trading	154.9	151.6	187.5	242.8	210.6
Diversification Effect	(26.9)	(10.8)	(18.9)	(29.8)	(17.5)

TOTAL	157.7	152.0	188.6	244.9	211.4
Foreign Exchange Rate Risk
Figures in millions of EUR

		December 31, 2009
	December 31, 2008	Low	Average	High	Period End

Exchange Rate Risk
Trading	12.4	10.5	15.5	23.1	16.1
Non-Trading	382.5	356.8	493.8	619.9	579.8
Diversification Effect	(12.2)	(10.3)	(15.3)	(22.6)	(15.9)

TOTAL	382.7	357.0	494.1	620.4	580.0
Figures in millions of EUR

		December 31, 2009
	December 31, 2008	Low	Average	High	Period End

Equity Price Risk
Trading	4.9	4.2	6.9	11.6	5.9
Non-Trading	521.5	322.6	358.4	399.0	369.4
Diversification Effect	(4.9)	(4.2)	(6.8)	(11.5)	(5.8)

TOTAL	521.5	322.7	358.4	399.1	369.5
Equity Price Risk
Our daily VaR estimates by activity, were as set forth below9.

[9]
Two new factors in Trading are given differentiated treatment in 2009 compared to 2008: the credit spread (previously integrated partly in interest rates) and the price of commodities (previously integrated in equities, with a small relative share compared to the rest of factors).

Figures in millions of EUR

		December 31, 2009
	December 31, 2008	Low	Average	High	Period End

Trading
Interest Rate	29.8	11.3	20.0	31.9	18.3
Exchange Rate	12.4	10.5	15.5	23.1	16.1
Equity	4.9	4.2	6.9	11.6	5.9
Credit Spread		8.2	11.9	15.8	15.0
Commodities		0.1	0.8	1.6	1.4

TOTAL	31.9	21.9	30.2	45.1	27.5

Non-Trading Interest Rate
Interest Rate	154.9	151.6	187.5	242.8	210.6

Non-Trading Foreign Exchange
Exchange Rate	382.5	356.8	493.8	619.9	579.8

Non-Trading Equity
Equity	521.5	322.6	358.4	399.0	369.4

TOTAL	782.0	612.5	785.9	983.6	983.6

Interest Rate	157.7	152.0	188.6	244.9	211.4
Exchange Rate	382.7	357.0	494.1	620.4	580.0
Equity	521.5	322.7	358.4	399.1	369.5

Item 12. Description of Securities Other than Equity Securities.
A. Debt Securities
Not Applicable
B. Warrants and Rights
Not Applicable
C. Other Securities
Not Applicable
D. American Depositary Shares
Our Depositary is J.P. Morgan Chase & Co., with its principal executive office located at 270 Park Avenue, New York, NY 10017-2070.
Each ADS represents the right to receive one share of Capital Stock of Banco Santander, S.A., par value €0.50 each.
•	Fees charged to investors as outlined in the deposit agreement are the following:

Category of Service	Depositary Actions	Associated Fee

(a) Deposit or substituting the underlying shares	Each person to whom ADSs are issued against deposits of shares, including deposits in respect of share distributions, rights and other distributions. [1]
	Each person surrendering ADRs for the withdrawal of deposited securities.	$5.00 for each 100 ADSs (or portion thereof) delivered or surrendered.
(b) Receiving or distributing dividends	Distribution of dividends.	$0.01 per ADS.
(c) Selling or Exercising Rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.	$5.00 for each 100 ADSs (or portion thereof).
(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities.	$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered.
(d) Expenses of the Depositary	Expenses incurred on behalf of Holders in connection with:

i) Stock transfer or other taxes and other governmental charges.
ii) Cable, telex and facsimile transmission and delivery.
iii) Expenses of the Depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency).
	iv) Such fees and expenses as are incurred by the Depositary (including without limitation expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the Depositary’s or its Custodian’s compliance with applicable law, rule or regulation.	Expenses payable at the sole discretion of the depositary.

[1]
The Depositary may sell (by public or private sale) sufficient securities and property received in respect of such share distributions, rights and other distributions prior to such deposit to cover such charge.

•	Fees received from our depositary in connection with the ADR program are the following:
Contracted contribution:
Fixed: $1.9 million fixed
Dividend fees collected that Santander gets as per 90% revenue share: $1,674,219.71
Total: $3,574,219.71
Actually paid:
Fixed: $1.2 million — ($700,000 written down as part of negotiations)
Dividend fees collected: $1,674,219.71
Total: $2,874,219.71
Waived fees:
Ongoing program maintenance per contract year: $150,000
Annual meeting services: $15,000
Investor Relations advisory services: $185,000
Total: $350,000
Our depositary is not allowed to collect fees and charges by offsetting them against dividends and deposited securities.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not Applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
A. Not Applicable
B. Not Applicable
C. Not Applicable
D. Not Applicable
E. Not Applicable
Item 15. Controls and Procedures
(a) Evaluation of Disclosure Controls and Procedures
As of December 31, 2009, Banco Santander, S.A., under the supervision and with the participation of its management, including its disclosure committee, its chief executive officer, chief financial officer, and chief accounting officer, performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.
Based on such evaluation, Banco Santander, S.A’s chief executive officer, chief financial officer and chief accounting officer concluded that Banco Santander, S.A.’s disclosure controls and procedures are effective in ensuring that information Banco Santander, S.A. is required to disclose in the reports it files or submits under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to Banco Santander, S.A.’s management, including its disclosure committee, chief executive officer, chief financial officer and the chief accounting officer, as appropriate to allow timely decisions regarding required disclosures.
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
Under the supervision and with the participation of the management of the Group, including our chief executive officer, our chief financial officer and our chief accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Enterprise Risk Management — Integrated Framework. Based on this assessment, management believes that, as of December 31, 2009, its internal control over financial reporting was effective based on those criteria.
Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2009. This report follows below.
(c) Attestation report of the registered public accounting firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Banco Santander, S.A.:
We have audited the internal control over financial reporting of Banco Santander, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”) as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.
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
In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2009 of the Group and our report dated June 10, 2010 expressed an unqualified opinion on those consolidated financial statements.
/s/ Deloitte, S.L.
DELOITTE, S.L.
Madrid — Spain
June 10, 2010
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
At its meeting of November 18, 2009, the audit and compliance committee was informed of and approved the corresponding proposal for amendment of the Group’s General Code of Conduct. The amendment primarily provided for the addition of a new Section II, which sets forth the ethical principles of the organization that must govern all acts by the employees. At its meeting of December 21, 2009, the board approved the proposed amendment submitted by the audit and compliance committee.
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

Item 16C. Principal Accountant Fees and Services
Amounts paid to the firms belonging to the Deloitte worldwide organization, the Group’s principal auditor, for statutory audit and other services were as follows:

	2009	2008	2007
	(in millions of euros)

Audit fees (1)	19.6	18.3	15.9
Audit related fees (2)	11.0	10.4	9.9
Non-audit related fees (excluding tax services) (3)	1.5	3.4	2.8
Tax fees (4)	3.2	1.9	2.5
Other fees paid (5)	3.7	3.8	3.7

	39.0	37.8	34.8

(1)
In 2009, €14.6 million was paid for the audit of annual financial statements considering that the Group had the same composition as in the previous year, and €5.0 million was paid for the annual audit of the companies that became part of the Group in this year.

(2)
Comprising €4.7 million in 2009, €5.9 million in 2008 and €6.2 million in 2007 for the audit of internal control pursuant to the requirements of the Sarbanes-Oxley Act and the calculation of regulatory capital (Basel) and €6.3 million in 2009, €4.5 million in 2008 and €3.7 million in 2007 for other reports required by legal regulations issuing from the national supervisory bodies of the countries where the Group does business, notably the semi-annual audits and the reports prepared in compliance with the requirements of the US securities market (other than those required by the Sarbanes-Oxley Act).

(3)	The amounts invoiced for services other than audit which, during the past fiscal year, were principally those relating to securitization processes and preparation of financial studies.

(4)	All tax services have been approved by the audit and compliance committee of the board of directors.

(5)	Amounts invoiced for audits on purchases and other corporate transactions (due diligence).
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
All non-audit services provided by the Group’s principal auditing firm or other auditing firms in 2009 were approved by the audit and compliance committee, and all such non-audit services to be provided in the future will also require approval from the audit and compliance committee.
The audit and compliance committee is regularly informed of all fees paid to the auditing firms by the Group companies.

Item 16D. Exemption from the Listing Standards for Audit Companies
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table shows the repurchases of shares made by the Bank or any of its Affiliated Purchasers during 2009:

			(c) Total number of	(d) Maximum number (or
			shares (or units)	approximate dollar value) of
	(a) Total number of	(b) Average	purchased as part of	shares (or units) that may yet be
	shares (or units)	price paid per	publicly announced	purchased under the plans or
2009	purchased	share (or unit) in euros	plans or programs	programs
January	106,770,816	6.36	—	—
February	75,465,757	5.49	—	—
March	76,056,976	4.72	—	—
April	342,956,241	6.17	—	—
May	126,408,973	7.14	—	—
June	140,328,484	8.16	—	—
July	86,770,535	9.51	—	—
August	88,740,880	10.12	—	—
September	37,489,370	9.45	—	—
October	71,689,779	10.35	—	—
November	47,593,919	9.05	—	—
December	40,287,486	9.89	—	—
Total	1,240,559,216	7.47
During 2009, all purchases and sales of equity securities were made in open-market transactions.
Item 16F. Changes in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
The following is a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the New York Stock Exchange (“NYSE”) listing standards.
Independence of the directors on the board of directors
Under the NYSE corporate governance rules, a majority of the board of directors must be composed of independent directors, the independence of whom is determined in accordance with highly detailed rules promulgated by the NYSE. Spanish law does not contain any such requirements although there is a non-binding recommendation for listed companies in Spain that the number of independent directors be at least one third of the total size of the Board. Article 42.1 of our By-laws establishes that the shareholders at the general shareholders’ meeting shall endeavor to ensure that independent directors represent at least one-third of the total number of directors. Article 6.1 of the Rules and Regulations of the Board of Directors establishes likewise that the board shall endeavor that the number of independent directors represent at least one-third of all directors. The board of directors of Santander has ten independent directors (out of nineteen directors total), as defined in Article 6.2. c) of the Rules and Regulations of the Board. We have not determined whether or not the directors on the Santander Board would be considered independent under the NYSE rules except in the case of the members of our audit and compliance committee where we have determined that all of them meet the NYSE independence criteria for foreign private issuers. Article 6.2. c) of the Rules and Regulations of the Board defines the concept of an independent director as follows:
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
The 2010 annual general meeting will be held on June 11, 2010. At that meeting, a new director, Ángel Jado, is proposed for appointment as independent director. If approved, the board size will increase from 19 to 20 members and the number of independent directors from ten to eleven.
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
Independence of the directors on the appointments and remuneration committee
In accordance with the NYSE corporate governance rules, all US companies listed on the NYSE must have a compensation committee and a nominating and corporate governance committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Spanish law, these committees are not required, though there is a non-binding recommendation for listed companies in Spain to have these committees and for them to be composed of non-executive directors and chaired by a non-executive independent director. Santander satisfies this non-binding recommendation. The appointments and remuneration committee of the board of directors of Santander is composed of five directors. All members are non-executive independent directors and its chairman is independent in accordance with the standards set forth in the previously mentioned Article 6.2. c) of the Rules and Regulations of the Board. These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. The composition of the appointments and remuneration committee is described under “—Audit and compliance committee and appointments and remuneration committee”.
During the fiscal year 2009, none of the members of the appointments and remuneration committee was an executive director, member of senior management or a Bank employee, and no executive director or member of senior management has held a position on the board (or its remuneration committee) of companies that employ members of the appointments and remuneration committee.
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
The audit and compliance committee and the appointments and remuneration committee of the Bank’s board of directors consist entirely of non-management independent directors.

The audit and compliance committee and the appointments and remuneration committee met 11 and 8 times, respectively, in 2009.
Code of ethics
Under the NYSE corporate governance rules, all US companies listed on the NYSE must adopt a Code of Business Conduct and Ethics which contains certain required topics. In March 2000, Santander adopted a General Code of Conduct, which applies to all members of the boards of the companies of the Group, to all employees subject to the Code of Conduct in the Securities Market, including the Bank’s chairman, chief executive officer, chief financial officer and chief accounting officer, and to all those employees designated by the human resources division that have been specifically informed of their subjection to this General Code of Conduct. On July 28, 2003, the board approved amendments to the General Code of Conduct to conform it to the requirements of Law 44/2002 (November 2, 2002) on reform measures of the financial system. The new Code came into force on August 1, 2003 and replaced the previous one. The General Code of Conduct establishes the principles that guide the actions of officers and directors including ethical conduct, professional standards and confidentiality.
At its meeting of November 18, 2009, the audit and compliance committee was informed of and approved the corresponding proposal for amendment of the Group’s General Code of Conduct. The amendment primarily provided for the addition of a new Section II, which sets forth the ethical principles of the organization that must govern all acts by the employees. At its meeting of December 21, 2009, the board approved the proposed amendment submitted by the audit and compliance committee.
The obligations of directors and the regulations concerning their conflict of interests are governed by the Rules and Regulations of the Board.
As of December 31, 2009, no waivers with respect to the General Code of Conduct had been applied for or granted.
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
Item 19. Exhibits
(a) Index to Financial Statements
(b) List of Exhibits.

Exhibit
Number	Description
1.1	By-laws (Estatutos) of Banco Santander, S.A.

1.2	By-laws (Estatutos) of Banco Santander, S.A., (English translation of By-laws set forth in Exhibit 1.1 hereto).

4.1 *	Restated Consortium and Shareholders Agreement dated April 1, 2010, among the Royal Bank of Scotland Group plc, Banco Santander, S.A., the State of the Netherlands and RFS Holdings B.V.

4.2
Transaction Agreement dated as of October 13, 2008 by and between Sovereign Bancorp, Inc. and Banco Santander, S.A. (incorporated by reference to Exhibit 2.1 to our Registration Statement on Form F-4, filed with the Securities and Exchange Commission on November 17, 2008).

8.1	List of Subsidiaries (incorporated by reference as Exhibits I, II and III of our Financial Statements filed with this Form 20-F).

12.1	Section 302 Certification by the chief executive officer.

12.2	Section 302 Certification by the chief financial officer.

12.3	Section 302 Certification by the chief accounting officer.

13.1	Section 906 Certification by the chief executive officer, the chief financial officer and the chief accounting officer.

15.1	Consent of Deloitte, S.L.

*
Pursuant to a request for confidential treatment filed with the Security and Exchange Commission, the confidential portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission.

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
Date: June 10, 2010

INDEX TO FINANCIAL STATEMENTS
(a) Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Banco Santander, S.A.:
We have audited the accompanying consolidated balance sheets of Banco Santander, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”), as of December 31, 2009, 2008 and 2007, and the related consolidated income statements, statements of recognized income and expense, changes in total equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Bank’s directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander, S.A. and Companies composing, together with the Bank, the Santander Group as of December 31, 2009, 2008 and 2007, and the results of their operations, their changes in equity, and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS-IASB”).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Group’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 10, 2010 expressed an unqualified opinion on the Group’s internal control over financial reporting.
/s/ Deloitte, S.L.
DELOITTE, S.L.
Madrid-Spain
June 10, 2010

SANTANDER GROUP
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2009, 2008 AND 2007 (NOTES 1 TO 4)
(Thousands of euros)

	Note	2009	2008	2007
ASSETS
CASH AND BALANCES WITH CENTRAL BANKS		34,889,413	45,781,345	31,062,775

FINANCIAL ASSETS HELD FOR TRADING:		135,054,321	151,817,192	158,806,860
Loans and advances to credit institutions	6	5,952,956	5,149,584	12,294,559
Loans and advances to customers	10	10,076,412	684,348	23,704,481
Debt instruments	7	49,920,518	43,895,548	66,330,811
Equity instruments	8	9,248,022	6,272,403	9,744,466
Trading derivatives	9	59,856,413	95,815,309	46,732,543

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:		37,813,669	25,817,138	24,829,441
Loans and advances to credit institutions	6	16,242,609	8,911,906	6,865,073
Loans and advances to customers	10	8,328,516	8,972,707	8,021,623
Debt instruments	7	7,365,213	5,154,732	7,072,423
Equity instruments	8	5,877,331	2,777,793	2,870,322

AVAILABLE-FOR-SALE FINANCIAL ASSETS:		86,620,503	48,920,306	44,348,907
Debt instruments	7	79,289,337	42,547,677	34,187,077
Equity instruments	8	7,331,166	6,372,629	10,161,830

LOANS AND RECEIVABLES:		736,746,371	699,614,727	579,523,720
Loans and advances to credit institutions	6	57,641,042	64,730,787	38,482,972
Loans and advances to customers	10	664,145,998	617,231,380	539,372,409
Debt instruments	7	14,959,331	17,652,560	1,668,339

HELD-TO-MATURITY INVESTMENTS		—	—	—

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	1,419,841	2,402,736	297,131

HEDGING DERIVATIVES	11	7,833,850	9,698,132	3,063,169

NON-CURRENT ASSETS HELD FOR SALE	12	5,789,189	9,267,486	10,156,429

INVESTMENTS:		164,473	1,323,453	15,689,127
Associates	13	164,473	1,323,453	15,689,127
Jointly controlled entities		—	—	—

INSURANCE CONTRACTS LINKED TO PENSIONS	14	2,356,151	2,446,989	2,525,550

REINSURANCE ASSETS	15	416,822	458,388	309,774

TANGIBLE ASSETS:		8,995,735	8,501,552	9,459,033
Property, plant and equipment-		7,904,819	7,630,935	8,998,308
For own use	16	6,202,162	5,664,616	4,287,612
Leased out under an operating lease	16	1,702,657	1,966,319	4,710,696
Investment property	16	1,090,916	870,617	460,725

INTANGIBLE ASSETS:		25,643,414	20,623,267	16,033,042
Goodwill	17	22,865,056	18,836,199	13,830,708
Other intangible assets	18	2,778,358	1,787,068	2,202,334

TAX ASSETS:		20,654,815	16,953,613	12,698,072
Current		4,827,554	2,309,465	1,845,310
Deferred	27	15,827,261	14,644,148	10,852,762

OTHER ASSETS:	19	6,130,891	6,005,226	4,111,941
Inventories		518,833	620,774	231,734
Other		5,612,058	5,384,452	3,880,207

TOTAL ASSETS		1,110,529,458	1,049,631,550	912,914,971

LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING:		115,516,474	136,620,235	123,398,293
Deposits from central banks	20	2,985,488	9,109,857	—
Deposits from credit institutions	20	43,131,718	26,841,854	23,254,111
Customer deposits	21	4,658,372	4,896,065	27,992,480
Marketable debt securities	22	586,022	3,569,795	17,090,935
Trading derivatives	9	58,712,624	89,167,433	49,447,533
Short positions	9	5,139,730	3,035,231	5,613,234
Other financial liabilities	24	302,520	—	—

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS:		42,371,301	28,639,359	39,718,002
Deposits from central banks	20	10,103,147	4,396,901	6,562,328
Deposits from credit institutions	20	12,744,848	9,733,268	12,207,579
Customer deposits	21	14,636,466	9,318,117	10,669,058
Marketable debt securities	22	4,886,840	5,191,073	10,279,037
Subordinated liabilities		—	—	—
Other financial liabilities		—	—	—

FINANCIAL LIABILITIES AT AMORTIZED COST:		823,402,745	770,007,599	646,411,202
Deposits from central banks	20	22,345,110	9,211,957	22,185,751
Deposits from credit institutions	20	50,781,276	70,583,533	48,687,539
Customer deposits	21	487,681,399	406,015,268	316,744,981
Marketable debt securities	22	206,490,311	227,642,422	205,916,716
Subordinated liabilities	23	36,804,601	38,873,250	36,192,737
Other financial liabilities	24	19,300,048	17,681,169	16,683,478

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	806,418	440,136	(516,725)

HEDGING DERIVATIVES	11	5,191,077	5,957,611	4,134,571

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		293,512	49,688	63,420

LIABILITIES UNDER INSURANCE CONTRACTS	15	16,916,446	16,849,511	13,033,617

PROVISIONS:		17,532,739	17,736,259	16,570,899
Provisions for pensions and similar obligations	25	10,628,684	11,198,117	11,819,748
Provisions for taxes and other legal contingencies	25	3,283,339	2,363,706	1,715,967
Provisions for contingent liabilities and commitments	25	641,620	678,584	636,316
Other provisions	25	2,979,096	3,495,852	2,398,868

TAX LIABILITIES:		7,003,945	5,768,665	6,156,365
Current		3,337,444	2,304,599	2,412,133
Deferred	27	3,666,501	3,464,066	3,744,232

OTHER LIABILITIES	26	7,624,159	7,560,995	6,387,176

TOTAL LIABILITIES		1,036,658,816	989,630,058	855,356,820

EQUITY
SHAREHOLDERS’ EQUITY:	30	71,831,688	65,886,582	54,477,846
Share capital	31	4,114,413	3,997,030	3,127,148
Registered		4,114,413	3,997,030	3,127,148
Less: Uncalled capital		—	—	—
Share premium	32	29,305,257	28,103,802	20,370,128
Reserves	33	24,607,287	20,868,406	16,371,430
Accumulated reserves (losses)	33	24,539,624	21,158,869	15,475,993
Reserves (losses) of entities accounted for using the equity method	33	67,663	(290,463)	895,437
Other equity instruments	34	7,188,465	7,155,566	7,086,881
Equity component of compound financial instruments		—	—	—
Other		7,188,465	7,155,566	7,086,881
Less: Treasury shares	34	(29,755)	(421,198)	(192)
Profit for the year attributable to the Parent		8,942,538	8,876,414	9,060,258
Less: Dividends and remuneration	4	(2,296,517)	(2,693,438)	(1,537,807)

VALUATION ADJUSTMENTS:		(3,165,104)	(8,299,696)	722,036
Available-for-sale financial assets	29	645,345	79,293	1,393,202
Cash flow hedges	11	(255,498)	(309,883)	(31,051)
Hedges of net investments in foreign operations	29	296,686	1,467,289	638,474
Exchange differences	29	(3,851,826)	(9,424,871)	(1,276,749)
Non-current assets held for sale		189	36,878	—
Entities accounted for using the equity method	29	—	(148,402)	(1,840)
Other valuation adjustments		—	—	—

MINORITY INTERESTS:	28	5,204,058	2,414,606	2,358,269
Valuation adjustments		45,228	(371,310)	(73,622)
Other		5,158,830	2,785,916	2,431,891

TOTAL EQUITY		73,870,642	60,001,492	57,558,151

TOTAL LIABILITIES AND EQUITY		1,110,529,458	1,049,631,550	912,914,971

MEMORANDUM ITEMS:
CONTINGENT LIABILITIES	35	59,256,076	65,323,194	76,216,585
CONTINGENT COMMITMENTS	35	163,530,756	131,725,006	114,676,563
The accompanying Notes 1 to 54 and Appendices are an integral part of the consolidated balance sheet at December 31, 2009.

SANTANDER GROUP
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (NOTES 1 TO 4)
(Thousands of euros)

		(Debit) Credit
	Notes	2009	2008	2007

Interest and similar income	38	53,173,004	55,043,546	45,512,258
Interest expense and similar charges	39	(26,874,462)	(37,505,084)	(31,069,486)
INTEREST INCOME / (CHARGES)		26,298,542	17,538,462	14,442,772
Income from equity instruments	40	436,474	552,757	419,997
Income from companies accounted for using the equity method	41	(520)	791,754	438,049
Fee and commission income	42	10,726,368	9,741,400	9,290,043
Fee and commission expense	43	(1,646,234)	(1,475,105)	(1,421,538)
Gains/losses on financial assets and liabilities (net)	44	3,801,645	2,892,249	2,306,384
Held for trading		2,098,449	566,828	1,407,938
Other financial instruments at fair value through profit or loss		197,993	607,309	125,774
Financial instruments not measured at fair value through profit or loss		1,630,858	1,722,651	873,018
Other		(125,655)	(4,539)	(100,346)
Exchange differences (net)	45	444,127	582,215	648,528
Other operating income		7,928,538	9,436,308	6,739,670
Income from insurance and reinsurance contracts issued	46	7,112,856	8,385,788	5,529,987
Sales and income from the provision of non-financial services	46	377,800	586,872	771,027
Other	46	437,882	463,648	438,656
Other operating expenses		(7,784,621)	(9,164,487)	(6,449,120)
Expenses of insurance and reinsurance contracts	46	(6,773,996)	(8,134,199)	(5,300,054)
Changes in inventories	46	(237,396)	(469,154)	(618,955)
Other	46	(773,229)	(561,134)	(530,111)
TOTAL INCOME		40,204,319	30,895,553	26,414,785
Administrative expenses		(14,824,605)	(11,665,857)	(10,776,670)
Personnel expenses	47	(8,450,283)	(6,813,351)	(6,434,343)
Other general administrative expenses	48	(6,374,322)	(4,852,506)	(4,342,327)
Depreciation and amortization	16 and 18	(1,596,445)	(1,239,590)	(1,247,207)
Provisions (net)	25	(1,792,123)	(1,640,561)	(895,552)
Impairment losses on financial assets (net)		(11,578,322)	(6,283,052)	(3,430,122)
Loans and receivables	10	(11,087,996)	(5,896,888)	(3,420,596)
Other financial instruments not measured at fair value through profit or loss	8	(490,326)	(386,164)	(9,526)
Impairment losses on other assets (net)		(164,630)	(1,049,226)	(1,548,218)
Goodwill and other intangible assets	17 and 18	(31,249)	(983,929)	(1,162,872)
Other assets		(133,381)	(65,297)	(385,346)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	49	1,565,013	101,156	1,810,428
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations	50	(1,225,407)	1,730,902	643,050
OPERATING PROFIT / (LOSS) BEFORE TAX		10,587,800	10,849,325	10,970,494
Income tax	27	(1,206,610)	(1,836,052)	(2,322,107)
PROFIT FROM CONTINUING OPERATIONS		9,381,190	9,013,273	8,648,387
PROFIT / (LOSS) FROM DISCONTINUED OPERATIONS (Net)	37	30,870	319,141	987,763
CONSOLIDATED PROFIT FOR THE YEAR		9,412,060	9,332,414	9,636,150
Profit attributable to the Parent		8,942,538	8,876,414	9,060,258
Profit attributable to minority interests	28	469,522	456,000	575,892

EARNINGS PER SHARE
From continuing and discontinued operations
Basic earnings per share (euros)	4	1.0454	1.2207	1.3320
Diluted earnings per share (euros)	4	1.0382	1.2133	1.3191
From continuing operations
Basic earnings per share (euros)	4	1.0422	1.1780	1.2003
Diluted earnings per share (euros)	4	1.0350	1.1709	1.1887
The accompanying Notes 1 to 54 and Appendices are an integral part of the consolidated income statement for the year ended December 31, 2009.

SANTANDER GROUP
CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (NOTES 1 TO 4)
(Thousands of euros)

	2009	2008	2007

CONSOLIDATED PROFIT FOR THE YEAR	9,412,060	9,332,414	9,636,150

OTHER RECOGNIZED INCOME AND EXPENSE	5,551,130	(9,319,420)	(2,285,213)
Available-for-sale financial assets:	1,253,709	(2,043,666)	(766,544)
Revaluation gains/(losses)	2,132,897	(3,539,079)	851,460
Amounts transferred to income statement	(777,149)	1,571,044	(1,618,004)
Other reclassifications	(102,039)	(75,631)	—
Cash flow hedges:	73,172	(374,700)	(185,603)
Revaluation gains/(losses)	160,387	(479,905)	(170,537)
Amounts transferred to income statement	(40,852)	15,060	(15,066)
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	(46,363)	90,145	—
Hedges of net investments in foreign operations:	(1,170,603)	828,815	811,977
Revaluation gains/(losses)	(1,221,590)	828,815	811,977
Amounts transferred to income statement	50,987	—	—
Other reclassifications	—	—	—
Exchange differences:	5,914,974	(8,423,459)	(2,062,211)
Revaluation gains/(losses)	5,943,755	(8,640,444)	(2,122,207)
Amounts transferred to income statement	(28,781)	216,985	59,996
Other reclassifications	—	—	—
Non-current assets held for sale:	(36,830)	36,878	—
Revaluation gains/(losses)	(36,830)	—	—
Amounts transferred to income statement	—	—	—
Other reclassifications	—	36,878	—
Actuarial gains/(losses) on pension plans	—	—	—
Entities accounted for using the equity method:	148,402	(146,562)	(59,277)
Revaluation gains/(losses)	—	(149,073)	(59,277)
Amounts transferred to income statement	—	43,728	—
Other reclassifications	148,402	(41,217)	—
Other recognized income and expense	—	—	—
Income tax	(631,694)	803,274	(23,555)

TOTAL RECOGNIZED INCOME AND EXPENSE	14,963,190	12,994	7,350,937
Attributable to the Parent	14,077,130	(145,318)	6,911,537
Attributable to minority interests	886,060	158,312	439,400
The accompanying Notes 1 to 54 and Appendices are an integral part of the consolidated statement of recognized income and expense for the year ended December 31, 2009.

SANTANDER GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (NOTES 1 TO 4)
(Thousands of euros)

	Equity Attributable to the Parent
	Shareholders’ Equity
			Reserves
				Reserves
				(Losses) of
				Entities			Profit
			Accumulated	Accounted for	Other	Less:	for the Year	Less:	Total			Non-
	Share	Share	Reserves	Using the Equity	Equity	Treasury	Attributable to	Dividends and	Shareholders’	Valuation		Controlling	Total
	Capital	Premium	(Losses)	Method	Instruments	Shares	the Parent	Remuneration	Equity	Adjustments	Total	Interests	Equity

Ending balance at 12/31/08	3,997,030	28,103,802	21,158,869	(290,463)	7,155,566	(421,198)	8,876,414	(2,693,438)	65,886,582	(8,299,696)	57,586,886	2,414,606	60,001,492

Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—

Adjusted beginning balance	3,997,030	28,103,802	21,158,869	(290,463)	7,155,566	(421,198)	8,876,414	(2,693,438)	65,886,582	(8,299,696)	57,586,886	2,414,606	60,001,492

Total recognized income and expense	—	—	—	—	—	—	8,942,538	—	8,942,538	5,134,592	14,077,130	886,060	14,963,190

Other changes in equity	117,383	1,201,455	3,380,755	358,126	32,899	391,443	(8,876,414)	396,921	(2,997,432)	—	(2,997,432)	1,903,392	(1,094,040)

Capital increases	117,383	1,224,930	(88,431)	—	(3,769)	—	—	—	1,250,113	—	1,250,113	2,187,547	3,437,660
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	—	—	147,805	—	—	—	147,805	—	147,805	—	147,805
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(2,118,895)	—	—	—	—	(2,296,517)	(4,415,412)	—	(4,415,412)	(232,948)	(4,648,360)
Transactions involving own equity instruments (net)	—	—	320,761	—	—	391,443	—	—	712,204	—	712,204	—	712,204
Transfers between equity items	—	(23,475)	5,890,770	358,126	(42,445)	—	(8,876,414)	2,693,438	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	(10,330)	(10,330)
Equity-instrument-based payments	—	—	—	—	(76,252)	—	—	—	(76,252)	—	(76,252)	—	(76,252)
Other increases/(decreases) in equity	—	—	(623,450)	—	7,560	—	—	—	(615,890)	—	(615,890)	(40,877)	(656,767)

Ending balance at 12/31/09	4,114,413	29,305,257	24,539,624	67,663	7,188,465	(29,755)	8,942,538	(2,296,517)	71,831,688	(3,165,104)	68,666,584	5,204,058	73,870,642

The accompanying Notes 1 to 54 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2009.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (NOTES 1 TO 4) (Continued)
(Thousands of euros)

	Equity Attributable to the Parent
	Shareholders’ Equity
			Reserves
				Reserves
				(Losses) of
				Entities			Profit					Non-
			Accumulated	Accounted for	Other	Less:	for the Year	Less:	Total			Controlling	Total
	Share	Share	Reserves	Using the Equity	Equity	Treasury	Attributable to	Dividends and	Shareholders’	Valuation		Interests	Equity
	Capital	Premium	(Losses)	Method	Instruments	Shares	the Parent	Remuneration	Equity	Adjustments	Total	(*)	(*)

Ending balance at 12/31/07	3,127,148	20,370,128	15,475,993	895,437	7,086,881	(192)	9,060,258	(1,537,807)	54,477,846	722,036	55,199,882	2,358,269	57,558,151

Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—

Adjusted beginning balance	3,127,148	20,370,128	15,475,993	895,437	7,086,881	(192)	9,060,258	(1,537,807)	54,477,846	722,036	55,199,882	2,358,269	57,558,151

Total recognized income and expense	—	—	—	—	—	—	8,876,414	—	8,876,414	(9,021,732)	(145,318)	158,312	12,994

Other changes in equity	869,882	7,733,674	5,682,876	(1,185,900)	68,685	(421,006)	(9,060,258)	(1,155,631)	2,532,322	—	2,532,322	(101,975)	2,430,347

Capital increases	869,882	7,907,651	(134,197)	—	—	—	—	—	8,643,336	—	8,643,336	73,975	8,717,311
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	—	—	107,644	—	—	—	107,644	—	107,644	—	107,644
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(4,070,179)	—	—	—	—	(1,155,631)	(5,225,810)	—	(5,225,810)	(240,620)	(5,466,430)
Transactions involving own equity instruments (net)	—	—	12,249	—	—	(421,006)	—	—	(408,757)	—	(408,757)	—	(408,757)
Transfers between equity items	—	(173,977)	10,421,154	(1,185,900)	(1,019)	—	(9,060,258)	—	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity-instrument-based payments	—	—	—	—	(37,940)	—	—	—	(37,940)	—	(37,940)	—	(37,940)
Other increases/(decreases) in equity	—	—	(546,151)	—	—	—	—	—	(546,151)	—	(546,151)	64,670	(481,481)

Ending balance at 12/31/08	3,997,030	28,103,802	21,158,869	(290,463)	7,155,566	(421,198)	8,876,414	(2,693,438)	65,886,582	(8,299,696)	57,586,886	2,414,606	60,001,492

The accompanying Notes 1 to 54 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2009.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (NOTES 1 TO 4) (Continued)
(Thousands of euros)

	Equity Attributable to the Parent
	Shareholders’ Equity
			Reserves
				(Losses) of
				Entities			Profit					Non-
			Accumulated	Accounted for	Other	Less:	for the Year	Less:	Total			Controlling	Total
	Share	Share	Reserves	Using the Equity	Equity	Treasury	Attributable to	Dividends and	Shareholders’	Valuation		Interests	Equity
	Capital	Premium	(Losses)	Method	Instruments	Shares	the Parent	Remuneration	Equity	Adjustments	Total	(*)	(*)

Ending balance at 12/31/06	3,127,148	20,370,128	11,491,670	797,810	62,118	(126,801)	7,595,947	(1,337,218)	41,980,802	2,870,757	44,851,559	2,220,743	47,072,302

Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—

Adjusted beginning balance	3,127,148	20,370,128	11,491,670	797,810	62,118	(126,801)	7,595,947	(1,337,218)	41,980,802	2,870,757	44,851,559	2,220,743	47,072,302

Total recognized income and expense	—	—	—	—	—	—	9,060,258	—	9,060,258	(2,148,721)	6,911,537	439,400	7,350,937

Other changes in equity	—	—	3,984,323	97,627	7,024,763	126,609	(7,595,947)	(200,589)	3,436,786	—	3,436,786	(301,874)	3,134,912

Capital increases	—	—	—	—	—	—	—	—	—	—	—	220,356	220,356
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	—	—	7,048,548	—	—	—	7,048,548	—	7,048,548	—	7,048,548
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(3,117,057)	(139,086)	—	—	—	(200,589)	(3,456,732)	—	(3,456,732)	(360,478)	(3,817,210)
Transactions involving own equity instruments (net)	—	—	4,575	—	—	126,609	—	—	131,184	—	131,184	—	131,184
Transfers between equity items	—	—	7,376,694	231,371	(12,118)	—	(7,595,947)	—	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity-instrument-based payments	—	—	—	—	—	—	—	—	—	—	—	—	—
Other increases/(decreases) in equity	—	—	(279,889)	5,342	(11,667)	—	—	—	(286,214)	—	(286,214)	(161,752)	(447,966)

Ending balance at 12/31/07	3,127,148	20,370,128	15,475,993	895,437	7,086,881	(192)	9,060,258	(1,537,807)	54,477,846	722,036	55,199,882	2,358,269	57,558,151

The accompanying Notes 1 to 54 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2009.

SANTANDER GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (NOTES 1 TO 4)
(Thousands of euros)

	2009	2008	2007

A. CASH FLOWS FROM OPERATING ACTIVITIES	(18,035,526)	15,827,165	31,645,675

Consolidated profit for the year	9,412,060	9,332,414	9,636,150
Adjustments made to obtain the cash flows from operating activities:	15,558,115	10,254,304	9,603,413
Depreciation and amortization charge	1,596,445	1,269,527	1,267,880
Other adjustments	13,961,670	8,984,777	8,335,533
Net increase/decrease in operating assets:	23,749,168	70,560,851	47,926,000
Financial assets held for trading	(10,145,789)	(8,175,164)	(11,285,918)
Other financial assets at fair value through profit or loss	11,553,038	(453,996)	(3,578,501)
Available-for-sale financial assets	30,417,303	(3,249,597)	6,392,745
Loans and receivables	(11,195,718)	79,907,831	53,841,742
Other operating assets	3,120,334	2,531,777	2,555,932
Net increase/decrease in operating liabilities:	(17,729,540)	68,246,416	63,513,210
Financial liabilities held for trading	(14,436,807)	11,080,000	(1,197,432)
Other financial liabilities at fair value through profit or loss	6,729,640	(11,078,643)	1,682,061
Financial liabilities at amortized cost	(10,206,053)	70,455,437	61,529,461
Other operating liabilities	183,680	(2,210,378)	1,499,120
Income tax recovered/paid	(1,526,993)	(1,445,118)	(3,181,098)

B. CASH FLOWS FROM INVESTING ACTIVITIES	7,968,968	950,026	(21,144,056)

Payments:	5,340,862	4,241,797	26,303,306
Tangible assets	1,879,565	2,737,784	2,797,760
Intangible assets	3,222,774	750,440	1,862,422
Investments	13,523	753,573	12,285,132
Subsidiaries and other business units	225,000	—	—
Non-current assets held for sale and associated liabilities	—	—	9,357,992
Held-to-maturity investments	—	—	—
Other payments related to investing activities	—	—	—
Proceeds:	13,309,830	5,191,823	5,159,250
Tangible assets	1,175,834	1,509,291	3,496,430
Intangible assets	1,320,677	—	—
Investments	13,888	44,607	978,584
Subsidiaries and other business units	5,840,956	828,346	—
Non-current assets held for sale and associated liabilities	4,958,475	2,809,579	684,236
Held-to-maturity investments	—	—	—
Other proceeds related to investing activities	—	—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES	(4,651,696)	432,327	6,897,537

Payments:	18,281,063	14,321,999	17,056,690
Dividends	4,386,550	4,243,021	3,456,732
Subordinated liabilities	4,245,272	1,315,190	2,434,893
Redemption of own equity instruments	—	—	—
Acquisition of own equity instruments	9,263,615	7,842,820	8,473,038
Other payments related to financing activities	385,626	920,968	2,692,027
Proceeds:	13,629,367	14,754,326	23,954,227
Subordinated liabilities	3,653,548	311,835	8,329,817
Issuance of own equity instruments	—	7,020,677	—
Disposal of own equity instruments	9,975,819	7,421,814	8,599,647
Other proceeds related to financing activities	—	—	7,024,763
D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES	3,826,322	(2,490,948)	(171,530)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(10,891,932)	14,718,570	17,227,626
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	45,781,345	31,062,775	13,835,149
G. CASH AND CASH EQUIVALENTS AT END OF YEAR	34,889,413	45,781,345	31,062,775
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF YEAR
Cash	5,171,858	4,407,124	3,292,536
Cash equivalents at central banks	29,717,555	41,374,221	27,770,239
Other financial assets	—	—	—
Less: Bank overdrafts refundable on demand	—	—	—

TOTAL CASH AND CASH EQUIVALENTS AT END OF YEAR	34,889,413	45,781,345	31,062,775

The accompanying Notes 1 to 54 and Appendices are an integral part of the consolidated statement of cash flows for the year ended December 31, 2009.

Notes to the consolidated financial statements
for the year ended December 31, 2009
1.	Introduction, basis of presentation of the consolidated financial statements and other information
a)	Introduction
Banco Santander, S.A. (the Bank or Banco Santander) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted on the website of the Bank www.santander.com and at its registered office at Paseo de Pereda 9-12, Santander.
In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (the Group or Santander Group). Therefore, the Bank is obliged to prepare, in addition to its own separate financial statements, the Group’s consolidated financial statements, which also include the interests in joint ventures and investments in associates.
The Group’s consolidated financial statements for 2007 were approved by the shareholders at the Bank’s general shareholders’ meeting on June 21, 2008. The Group’s consolidated financial statements for 2008 were approved by the shareholders at the Bank’s general shareholders’ meeting on June 19, 2009. The 2009 consolidated financial statements of the Group and the 2009 financial statements of the Bank and of substantially all the Group companies have not yet been approved by their shareholders at the respective general shareholder’s meetings. However, the Bank’s board of directors considers that the aforementioned financial statements will be approved without any material changes.
b)	Basis of presentation of the consolidated financial statements
Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the Law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with the International Financial Reporting Standards (IFRSs) previously adopted by the European Union.
In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of 22 December, on Public and Confidential Financial Reporting Rules and Formats.
The Group’s consolidated financial statements for 2009, 2008 and 2007 were formally prepared by the Bank’s directors (at the board meeting on March 22, 2010) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2004 and in compliance with IFRS as issued by the International Accounting Standards Board (“IFRS-IASB” and together with IFRS adopted by the European Union, “IFRS”), using the basis of consolidation, accounting policies and measurement bases set forth in Note 2 to these consolidated financial statements and, accordingly, they present fairly the Group’s equity and financial position at December 31, 2009, 2008 and 2007 and the consolidated results of its operations, the changes in the consolidated equity and the consolidated cash flows in 2009, 2008 and 2007. These consolidated financial statements were prepared from the separate accounting records of the Bank and of each of the companies composing the Group, and include the adjustments and reclassifications required to unify the accounting policies and measurement bases applied by the Group.
The notes to the consolidated financial statements contain supplementary information to that presented in the consolidated balance sheet, consolidated income statement, consolidated statement of recognized income and expense, consolidated statement of changes in total equity and consolidated statement of cash flows. The notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these financial statements.
All accounting policies and measurement bases with a material effect on the consolidated financial statements were applied in their preparation.

Adoption of new standards and interpretations issued
•	The following standards and interpretations, which were adopted in full by the European Union, came into force in 2009:
•
IFRS 8, Operating Segments: this standard replaces IAS 14. A management approach is adopted for reporting on the financial performance of the business segments. The information to be reported will be that used internally by management to assess the performance of the segments and to allocate resources among them.

•
Revision of IAS 23, Borrowing Costs: the option of the immediate recognition as an expense of the borrowing costs relating to assets that take a substantial period of time to get ready for use or sale is eliminated and, therefore, these borrowing costs must be capitalized.

•
Revision of IAS 1, Presentation of Financial Statements: introduces certain changes in the presentation of financial statements. The statement of changes in equity will only include changes in equity arising from transactions with owners acting in their capacity as owners. As regards non-owner changes (e.g. transactions with third parties or income and expenses recognized directly in equity), the revised standard provides the option of presenting income and expense items and components of other comprehensive income either in a single statement of comprehensive income with subtotals or in two separate statements. IAS 1 also introduces new reporting requirements when the entity applies a change in accounting policy retrospectively, makes a restatement or reclassifies items in previously issued statements.

Paragraph 10 of the revised IAS 1 establishes the possibility of changing the titles of the financial statements. The new terminology for referring to the financial statements would be as follows:
•	The balance sheet becomes the statement of financial position.

•	The income statement becomes the separate income statement.

•	The statement of recognized income and expense becomes the statement of comprehensive income.

•	The statement of changes in total equity becomes the statement of changes in equity.

•	The title of the statement of cash flows remains unchanged.
In the preparation of these consolidated financial statements the Group has maintained the titles of the financial statements that it has been using to date in order to facilitate their comprehension.
•	Amendment to IFRS 2, Share-based Payment: the objective of the amendment is basically to clarify the concepts of vesting conditions and cancellations in share-based payments.
•
Amendments to IAS 32, Financial Instruments: Presentation and IAS 1, Presentation of Financial Statements: the amendments will permit certain financial instruments, whose features include that of being redeemable, to be classified as equity, provided that they meet certain criteria including that of being the most subordinated class, and provided that they evidence a residual interest in the net assets of the entity.

•
Amendments to IFRS 7, Financial Instruments — Disclosures: the objective of these amendments is basically to enhance the disclosure requirements with respect to fair value measurements and liquidity risk.

•
Amendments to IAS 39 and IFRIC 9, clarifying the treatment of embedded derivatives for companies that have applied the amendment to IAS 39 on reclassifications. These amendments clarify that when a financial asset is reclassified out of the fair value through profit or loss category, all the embedded derivatives must be assessed and, if necessary, accounted for separately in the financial statements. The Group did not apply these amendments, since it has not performed any such reclassifications.

•
IFRIC 14 IAS 19, The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction: this interpretation provides general guidance on how to ascertain the limit in IAS 19, Employee Benefits, on the amount of the surplus that can be recognized as an asset. It also explains how pension assets or liabilities can be affected when there is a statutory or contractual minimum funding requirement and establishes that the entity needs to recognize an additional liability if it has a contractual obligation to make additional contributions to the plan and its capacity to recover them is restricted. The interpretation standardizes the practice and ensures that the entities recognize an asset in relation to a surplus on a consistent basis.

•	IFRIC 15, Agreements for the Construction of Real Estate: this interpretation clarifies the recognition of revenue and expenses associated with the construction of real estate.
•
IFRIC 16, Hedges of a Net Investment in a Foreign Operation: this interpretation clarifies the following matters: firstly, the exposure to foreign exchange differences between the functional currency of the foreign operation and the presentation currency of the parent cannot be designated as a hedged risk, and only the foreign currency exposure arising between the functional currency of the parent and that of its foreign operation qualifies for hedge accounting; secondly, the hedging instrument used to hedge the net investment may be held by any entity within the group, not necessarily by the parent of the foreign operation; and, lastly, it addresses how an entity should determine the amounts to be reclassified from equity to profit or loss on disposal of the foreign operation.

The application of these accounting standards and interpretations did not have a material effect on the Group’s consolidated financial statements.
•	Also, at the date of preparation of these consolidated financial statements the following standards and interpretations with effective dates subsequent to December 31, 2009 were in force:
•
Amendments to IFRS 2, Share-based Payment: these amendments relate to the recognition of share-based payment transactions among group entities. The main change is that the amendments supersede IFRIC 8 and IFRIC 11 and, accordingly, these interpretations will be repealed since their content is included in the main body of the standard. It is clarified that an entity that receives services from employees or suppliers should account for the transaction even if another group entity settles the arrangement and irrespective of whether it is cash-settled or equity-settled.

•
Revision of IFRS 3, Business Combinations and Amendment to IAS 27, Consolidated and Separate Financial Statements (obligatory for years beginning on or after July 1, 2009): introduce significant changes in several matters relating to accounting for business combinations. These changes include most notably the following: acquisition costs must be expensed, rather than recognized as an increase in the cost of the business combination; in step acquisitions the acquirer must remeasure at fair value the investment held prior to the date that control is obtained; and there is an option to measure at fair value the non-controlling interests of the acquire, as opposed to the single current treatment of measuring them as the proportionate share of the fair value of the net assets acquired. Since the standard will be applied prospectively, and is applicable from January 1, 2010, in general the directors do not expect it to have a significant effect on the business combinations performed.

•
Amendment to IAS 39, Eligible Hedged Items (obligatory for years beginning on or after July 1, 2009): this amendment establishes that inflation may only be designated as a hedged item if it is a contractually specified portion of the cash flows to be hedged. Only the intrinsic value and not the time value of a purchased option may be used as a hedging instrument.

•
Amendment to IAS 32, Classification of Rights Issues (obligatory for years beginning on or after February 1, 2010): this amendment relates to the classification of foreign currency denominated rights issues (rights, options or warrants). Pursuant to this amendment, when these rights are to acquire a fixed number of shares in exchange for a fixed amount, they are equity instruments, irrespective of the currency in which that fixed amount is denominated and provided that other requirements of the standard are fulfilled.

•
IFRIC 12, Service Concession Arrangements (obligatory following its adoption by the European Union for years beginning on or after April 1, 2009): owing to the nature of this interpretation, its application does not affect the consolidated financial statements.

•
IFRIC 17, Distributions of Non-cash Assets to Owners (obligatory for years beginning on or after July 1, 2009): this interpretation addresses the accounting treatment of the distribution of non-cash assets to owners (dividends payable), although its scope does not include distributions of assets within a group or between entities under common control. The interpretation requires an entity to measure such liabilities at the fair value of the asset to be distributed and to recognize any difference between the carrying amount of the dividend payable and the carrying amount of the asset distributed in profit or loss.

•
IFRIC 18, Transfers of Assets from Customers (obligatory for years beginning on or after July 1, 2009): this interpretation clarifies the requirements for agreements in which an entity receives from customers items of property, plant or equipment (or cash to construct such items) that must be used to connect those customers to a network (e.g. electricity, gas or water supply).

•	At the date of preparation of these consolidated financial statements, the following standards and interpretations had not yet been adopted by the European Union:
•
Revision of IAS 24, Related Party Disclosures: the revised IAS 24 addresses related party disclosures in financial statements. There are two new basic features. Firstly, it provides a partial exemption from certain disclosure requirements when the transactions are between State-controlled entities or government-related entities (or equivalent government institution) and, secondly, it simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition.

•	Amendments to IFRIC 14, Prepayments of a Minimum Funding Requirement: these amendments remedy the fact that in some circumstances entities could not recognize certain voluntary prepayments as assets.
•
IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments: this interpretation addresses the accounting by a debtor when all or part of a financial liability is extinguished through the issue of equity instruments to the creditor. The interpretation does not apply to transactions in situations where the counterparties in question are shareholders or related parties, acting in their capacity as such, or where extinguishing the financial liability by issuing equity instruments is in accordance with the original terms of the financial liability. In this case, the equity instruments issued are measured at fair value at the date the liability is extinguished and any difference between this value and the carrying amount of the liability is recognized in profit or loss.

•
Lastly, it should be noted that the adoption of IFRS 9, Financial Instruments: Classification and Measurement, which will in the future replace the part of the current IAS 39 relating to the classification and measurement of financial assets, has been postponed by the European Union. IFRS 9 presents significant differences with respect to the current standard, including the approval of a new classification model based on only two categories, namely instruments measured at amortized cost and those measured at fair value, the disappearance of the current Held-to-maturity investments and Available-for-sale financial assets categories, impairment analyses only for assets measured at amortized cost and the non-separation of embedded derivatives in financial contracts.

In light of the exceptional circumstances that arose in the financial markets, mainly in the second half of 2008, European governments undertook to preserve the stability of the international financial system. The main objectives of these measures were as follows: to ensure the appropriate liquidity conditions for the operation of financial institutions; to facilitate financial institutions’ access to financing; to establish the mechanisms required to permit, where appropriate, the provision of additional capital resources to the financial institutions in order to ensure the proper performance of the economy; to guarantee that accounting regulations are sufficiently flexible so as to take into account the exceptional circumstances in the market; and to strengthen and improve the mechanisms for coordination among European countries. Within this general framework, in the last quarter of 2008 the following measures were approved in Spain:
•
Royal Decree-Law 6/2008, of 10 October, creating the Fund for the Acquisition of Financial Assets (FAAF), and Ministry of Economy and Finance Order EHA/3118/2008, of 31 October, implementing the aforementioned Royal Decree-Law. The purpose of the FAAF is to use Public Treasury money and market criteria to acquire, by means of the auction procedure, financial instruments issued by Spanish credit institutions and securitization special-purpose vehicles, backed by loans granted to individuals, companies and non-financial entities.

•
Royal Decree-Law 7/2008, of 13 October, on Urgent Economic Measures in relation to the Concerted European Action Plan of the Euro Area Countries, and Ministry of Economy and Finance Order EHA/3364/2008, of 21 November, implementing Article 1 of the aforementioned Royal Decree-Law, which includes the following measures, applicable until December 31, 2009. Firstly, the grant of State guarantees for the issues of promissory notes, bonds and debentures launched by credit institutions resident in Spain which meet certain requirements; and, secondly, the exceptional authorization for the Ministry of Economy and Finance to acquire securities, including preferred participating securities and non-voting equity units, issued by credit institutions resident in Spain which need to strengthen their capital and request such acquisition.

Other regulatory changes
On November 26, 2008, the Bank of Spain approved Circular 6/2008, amending Bank of Spain Circular 4/2004, of 22 December, on Public and Confidential Financial Reporting Rules and Formats. The most significant amendment introduced by Bank of Spain Circular 6/2008 relates to the formats of the statements to be presented. Accordingly, the consolidated balance sheet, consolidated income statement, consolidated statement of recognized income and expense, consolidated statement of changes in total equity and consolidated statement of cash flows for 2007 presented in these consolidated financial statements differ, solely as regards the basis of presentation of certain items and margins, from those presented in the statutory consolidated financial statements of the Group for that year, since they were prepared using the formats contained in the aforementioned Bank of Spain Circular 6/2008.
The main differences between the financial statement formats presented with respect to the formats included in the statutory consolidated financial statements of the Group for 2007 are as follows:
Consolidated balance sheet
•
Other assets and Other liabilities group together the balance sheet line items Prepayments and accrued income and Other assets, and Accrued expenses and deferred income and Other liabilities, respectively, included in the Group’s consolidated financial statements for 2007.

•
The balance of Equity having the substance of a financial liability (because it is not refundable on demand) was transferred to financial liabilities at amortized cost on the liability side of the consolidated balance sheet.

•
A new item included in the valuation adjustments in consolidated equity entitled Entities accounted for using the equity method was created, which includes separately the valuation adjustments recognized in equity originating from associates accounted for using the equity method.

•	Balances with central banks are classified in the corresponding portfolios.
Consolidated income statement
•
A new Interest income margin is introduced which is calculated as the difference between Interest and similar income and Interest expense and similar charges. The aforementioned interest currently also includes financial income and expenses from insurance activities and other non-financial activities that used to be presented separately.

•
Income and expenses from the Group’s insurance activity are no longer grouped together as a separate item and are recognized, according to their nature, under the various consolidated income statement items, with the consequent effect on each margin and item in this statement.

•
A new margin entitled Total income is presented which is similar to the former Gross income (now eliminated), except, basically, for the fact that it includes other operating income and expenses, which formerly were not part of total income, and for the effect of including the interest expenses and financial charges from non-financial activities according to their nature.

•
Sales and income from the provision of non-financial services and Cost of sales are excluded and these items are recognized mainly under Other operating income and Other operating expenses, respectively.

•
The balance of Impairment losses (net) is split into two line items: Impairment losses on financial assets (net), which includes net impairment losses on financial assets other than equity instruments classified as Investments; and Impairment losses on other assets (net), which includes the net impairment losses on equity instruments classified as Investments and on other non-financial assets.

•
Net operating income is eliminated and Profit from operations is created. The difference between the two margins is basically that the latter includes the finance income and costs from the Group’s non-financial activities, the net charge to impairment losses on financial instruments and the net charge to provisions.

•
The line items Other gains and Other losses are eliminated. They are replaced by the line items: Gains/(losses) on disposal of assets not classified as non-current assets held for sale and Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations, which include mainly the balances of the excluded line items mentioned above. The remaining gains or losses which were recognized in the two eliminated line items and are not now included in the aforementioned two new line items have been classified according to their nature in the consolidated income statement.

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
Statement of recognized income and expense: the main change affecting the Group is the separate presentation under Income tax of the tax effect of the changes in the items recognized directly in equity, except for Entities accounted for using the equity method, which is presented net of the related tax effect. Previously, all the items were presented net of the related tax effect.
All accounting policies and measurement bases with a material effect on the 2009 consolidated financial statements were applied in their preparation.
c)	Use of estimates
The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the consolidated financial statements. The main accounting policies and measurement bases are set forth in Note 2.
In the consolidated financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:
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
The directors of the Bank and their legal advisers consider that the objection to certain resolutions adopted by the Bank’s shareholders at the general shareholders’ meetings on January 18, 2000, March 4, 2000, March 10, 2001, February 9, 2002, June 24, 2002, June 21, 2003, June 19, 2004 and June 18, 2005 will have no effect on the financial statements of the Bank and the Group.

The status of these matters at the date of preparation of the consolidated financial statements is detailed below:
On April 25, 2002, the Santander Court of First Instance number 1 dismissed in full the claim contesting the resolutions adopted by the shareholders at the general shareholders’ meeting on January 18, 2000. The plaintiff filed an appeal against the judgment. On December 2, 2002, the Cantabria Provincial Appellate Court dismissed the appeal. The Bank appeared as a party to the cassation appeal and filed pleadings with respect to the inadmissibility of the appeal. In the order dated November 4, 2008 the Supreme Court considered the appeal to have been withdrawn in view of the decease of the appellant and the failure to appear of his heirs.
On November 29, 2002, the Santander Court of First Instance number 2 dismissed in full the claims contesting the resolutions adopted at the general shareholders’ meeting on March 4, 2000. The plaintiffs filed an appeal against the judgment. On July 5, 2004, the Cantabria Provincial Appellate Court dismissed the appeal. One of the appellants prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment, which were not given leave to proceed by order of the Supreme Court of July 31, 2007.
On March 12, 2002, the Santander Court of First Instance number 4 dismissed in full the claims contesting the resolutions adopted at the general shareholders’ meeting on March 10, 2001. The plaintiffs filed an appeal against the judgment. On April 13, 2004, the Cantabria Provincial Appellate Court dismissed the appeals. One of the appellants prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment, which were not given leave to proceed by order of the Supreme Court of November 6, 2007.
On September 9, 2002, the Santander Court of First Instance number 5 dismissed in full the claim contesting the resolutions adopted by the shareholders at the general shareholders’ meeting on February 9, 2002. The plaintiff filed an appeal against the judgment. On January 14, 2004, the Cantabria Provincial Appellate Court dismissed the appeal. The appellant prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment, which were not given leave to proceed by order of the Supreme Court of May 8, 2007.
On May 29, 2003, the Santander Court of First Instance number 6 dismissed in full the claim contesting the resolutions adopted by the shareholders at the general shareholders’ meeting on June 24, 2002. The plaintiffs filed an appeal against the judgment. On November 15, 2005, the Cantabria Provincial Appellate Court dismissed the appeal in full. The appellants filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment. The Bank appeared as a party to the two appeals and filed pleadings with respect to the inadmissibility thereof. In the order dated September 23, 2008 the Supreme Court refused leave to proceed with the aforementioned appeals.
On November 23, 2007, the Santander Court of First Instance number 7 dismissed in full the claims contesting the resolutions adopted at the general shareholders’ meeting on June 21, 2003. The plaintiffs filed an appeal against the judgment. The court was notified of the decease of one of the appellants and the court considered his appeal to have been withdrawn on the grounds of his decease and the failure to appear of his heirs. The other three appeals filed were dismissed in full by the Cantabria Provincial Appellate Court on June 30, 2009. The appellants filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against this judgment, and the appeal filed by one of the three appellants was refused leave to proceed by the Provincial Appellate Court. The appeals filed by other two appellants are still being processed at the Supreme Court.
On October 28, 2005, the Santander Court of First Instance number 8 dismissed in full the claims contesting the resolutions adopted at the general shareholders’ meeting on June 19, 2004. The plaintiffs filed an appeal against the judgment. In a Judgment dated June 28, 2007 the Cantabria Provincial Appellate Court dismissed the appeals in full. Against this judgment the plaintiffs prepared and filed a cassation appeal and an extraordinary appeal on the grounds of procedural infringements. The cassation appeal and extraordinary appeal for procedural infringement filed by one of the appellants were refused leave to proceed due to the decease of the appellant and the failure to appear of his heirs. The other two appeals were refused leave to proceed by the Supreme Court on October 27, 2009.
On July 13, 2007, the Santander Court of First Instance number 10 dismissed in full the claims contesting the resolutions adopted at the general shareholders’ meeting on June 18, 2005. The plaintiffs filed an appeal against the judgment. In a Judgment dated May 14, 2009 the Cantabria Provincial Appellate Court dismissed the appeals in full. Against this judgment the plaintiffs prepared and filed a cassation appeal and an extraordinary appeal on the grounds of procedural infringements, and these appeals are still being processed at the Supreme Court.

ii.	Credit assignment transactions
Following the prolonged investigations carried out since 1992 by the Madrid Central Examining Court number 3, and the repeated applications by the Public Prosecutor’s Office and the Government Lawyer, as the representative of the Public Treasury, to have the case against the Bank and its executives dismissed and struck out, the trial commenced at Panel One of the Criminal Chamber of the National Appellate Court and after the debate on preliminary issues was held at the end of November 2006, without the appearance of the Government Lawyer, in which the Public Prosecutor’s Office reiterated its appeal to set aside the trial and interrupt the proceedings, on December 20, 2006, the Criminal Chamber of the National Appellate Court ordered the dismissal of the proceedings, as requested by the Public Prosecutor’s Office and the private prosecution.
A cassation appeal was filed against the aforementioned order by the Association for the Defense of Investors and Customers and Iniciativa per Catalunya Verds and, following the opposition by the Public Prosecutor’s Office, the Government Lawyer and the remaining appearing parties, it was dismissed by a Supreme Court Decision handed down on December 17, 2007.
In an interlocutory order of April 15, 2008, the Supreme Court dismissed the request filed by the Association for the Defense of Investors and Customers for the decision handed down in the judgment of December 17, 2007 to be set aside.
e)	Capital management
The Group’s capital management is performed at regulatory and economic levels.
Regulatory capital management is based on the analysis of the capital base and the capital ratios using the criteria of Bank of Spain Circular 3/2008. The aim is to achieve a capital structure that is as efficient as possible in terms of both cost and compliance with the requirements of regulators, ratings agencies and investors. Active capital management includes securitizations, sales of assets, issues of equity instruments (preference shares and subordinated debt) and hybrid instruments.
From an economic standpoint, capital management seeks to optimize value creation at the Group and at its different business units. To this end, the economic capital, RORAC and value creation data for each business unit are generated, analyzed and reported to the management committee on a quarterly basis. Within the framework of the internal capital adequacy assessment process (Pillar 2 of the Basel Capital Accord), the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in different economic scenarios, with the solvency levels agreed upon by the Group.
In order to adequately manage the Group’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on reference to the budgetary information (balance sheet, income statement, etc.) and on macroeconomic scenarios defined by the Group’s economic research and public policy service. These estimates are used by the Group as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets.
In addition, certain stress scenarios are simulated in order to assess the availability of capital in adverse situations. These scenarios are based on sharp fluctuations in macroeconomic variables, GDP, interest rates, stock market indexes, etc. that mirror historical crises that could happen again.
With respect to minimum capital requirements for credit institutions, Bank of Spain Circular 3/2008 on the calculation and control of minimum capital requirements came into force on June 11, 2008. This circular completes the transposition into Spanish legislation of the guidelines on capital requirements established by the Basel Committee on Banking Supervision (BIS II), after their adoption by the European Union.

The new circular included new developments as regards capital requirements (Pillar 1) relating to the possibility of using internal ratings and models (IRB approach) to calculate the risk-weighted exposures, and to the inclusion of operational risk in these exposures. The objective is to render the regulatory requirements more sensitive to the risks actually borne by the entities in the performance of their business activities. Also, the new circular established a supervisory review system to improve internal risk management and internal capital adequacy assessment (Pillar 2), and incorporates elements relating to disclosures and market discipline (Pillar 3).
In this connection, on June 25, 2008 Santander Group obtained authorization from the Bank of Spain to adopt the internal ratings-based approach (IRB) for calculating the capital requirements for credit risk of Banco Santander (the Parent), Banesto and Abbey, in conjunction with the UK Financial Services Authority (FSA) in the case of Abbey. Additionally, the acquisition of Alliance & Leicester by Santander Group led to the inclusion of new portfolios under the advanced approach, since prior to the acquisition this entity had obtained the related supervisory approval for the use of internal risk models. Also, on June 30, 2009 the Group obtained the approval of the advanced approaches of its Portuguese subsidiary Santander Totta.
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
The implementation of the new regulatory standards has a positive impact on Santander Group’s capital ratios, since as a result of the application of internal models the risk-weighted exposure better reflects the levels of capital required on the basis of the risks assumed.
In short, Santander Group’s eligible capital at 2009 and 2008 year-end exceeded the minimum requirements.
f)	Environmental impact

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

g)	Events after the reporting period
It should be noted that from December 31, 2009 to the date on which these financial statements were authorized for issue, the following significant events occurred in Santander Group:
On January 11, 2010, Banco Santander, S.A. invited the holders of subordinated bonds relating to 13 different series issued by various Santander Group entities, with a combined outstanding principal amount of approximately €3,300 million, to submit offers for the sale of all or part of their securities for their purchase in cash by Banco Santander. The invitation acceptance rate was approximately 60% and the total face value of the securities accepted for purchase was approximately €2 billion.
Also, on February 17, 2010, Banco Santander, S.A. invited the holders of subordinated perpetual bonds issued by Santander Perpetual, S.A.U., with a combined outstanding principal amount of approximately USD 1,500 million (of which Santander holds approximately USD 350 million), to submit offers for the sale of all or part of their securities for their purchase in cash by Banco Santander. The face value accepted was USD 1,093 million, i.e. 95% of the total targeted by the invitation.
On February 22, 2010, Banco Santander, S.A. placed among institutional investors a package of shares of Bolsas y Mercados Españoles (BME) representing approximately 2.5% of that company’s share capital at a price of €20 per share, resulting in total proceeds of €42 million. This transaction gave rise to a gain of €30.4 million for the Group. Following this placement, the Group holds an ownership interest of 2.5% in the share capital of BME and will continue to be represented on its board of directors.

On March 10, 2010, Santander Private Banking UK Limited completed the sale of James Hay Holdings Limited (including its five subsidiaries) through the transfer of all the shares of James Hay Holdings Limited to IFG UK Holdings Limited, a subsidiary of the IFG Group, for a total of GBP 39 million.
On April 25, 2010, we announced that we had reached an agreement with Banco do Brasil S.A. and Banco Bradesco S.A. for the sale of the entire stake held by Grupo Santander in the companies Companhia Brasileira de Soluções e Serviços (15.33% of the capital), and Cielo S.A. — formerly Visanet — (7.20% of the capital). The total sale price agreed was R$200 million (approximately €85.3 million) for the 15.33% of CBSS and R$1,464 million (approximately €624.3 million) for the 7.20% of Cielo. The net capital gain generated for Grupo Santander is approximately €233 million. The closing of the transactions is subject to final documentation.
On June 9, 2010, we announced that Banco Santander had reached an agreement with Bank of America to acquire the 24.9% stake held by the latter in Grupo Financiero Santander (“Banco Santander Mexico”) for an amount of 2,500 million dollars Following this transaction, our holding in Banco Santander Mexico will amount to 99.9%. In 2003, Bank of America acquired this 24.9% stake from Santander for an amount of 1.600 million dollars. The transaction is subject to regulatory authorization and is expected to be completed in the third quarter of 2010.
h)	Comparative information

As indicated in Note 1-b above, the comparative information for 2007 was modified in 2008 to adapt its presentation to the presentation formats of the main financial statements established in Bank of Spain Circular 6/2008, of 26 November.

Also, the consolidated income statements for 2008 and 2007 included in these consolidated financial statements differ from those published in the statutory consolidated financial statements for those years, since, as a result of the Group’s divestment of the business in Venezuela through the sale of Banco de Venezuela, S.A., Banco Universal (see Note 3), the results arising from the consolidation of this company (€332 million and €191 million in 2008 and 2007, respectively) were reclassified, pursuant to current accounting regulations, from each of the line items in which they were previously recognized to Profit from discontinued operations.

Additionally, in order to facilitate the comparison of information, mention should be made of the following:
•
Banco Real has been fully consolidated in the Group’s consolidated financial statements since the fourth quarter of 2008; until then, it had been accounted for using the equity method through the ownership interest in RFS Holdings. Also, in the second half of 2008 the Group acquired, inter alia, Alliance & Leicester and the distribution channels and retail deposits of Bradford & Bingley, and in the first half of 2009 it acquired various companies (see Note 3), including most notably Sovereign Bancorp (which changed its name to Santander Holdings USA, Inc. on February 1, 2010), all of which have been fully consolidated since their respective acquisition dates.

•
In 2009 the Group obtained extraordinary gains totaling €2,587 million, net of tax, which were allocated in full to extraordinary write-downs. Accordingly, the net gains arising from the public offering of Banco Santander Brasil (€1,499 million, recognized under Gains/(losses) on disposal of assets not classified as non-current assets held for sale — see Note 49) and from the exchange of issues (€724 million — see Note 44), and other gains on the sale of 10% of Attijariwafa Bank and other transactions (€364 million) were allocated to provisions to credit loss allowances (€1,041 million), to the write-down of assets acquired (€554 million — see Note 50), to the write-down of the ownership interest held in Metrovacesa (€269 million — see Note 8), to additions to provisions for restructuring costs (€260 million, recognized under Provisions (net)) and to other provisions and write-downs (€463 million, including provisions for early retirement benefits recognized under Provisions (net)), all net of taxes and minority interests.

•
In 2008 the Group obtained extraordinary gains totaling €3,572 million, net of tax, which were allocated in full to extraordinary write-downs. Accordingly, the net gains arising from the sale of the Business Campus (€586 million, recognized gross under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations — see Note 50), ABN’s liabilities (€741 million, recognized under Gains/losses on financial assets and liabilities (net) — see Note 44) and the Italian businesses acquired from ABN (€2,245 million, recognized gross under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations - see Note 50) were allocated to the write-down of the ownership interests in Fortis and The Royal Bank of Scotland (€1,430 million, recognized gross under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations — see Note 50), to the write-down of the intangible assets of Abbey (€904 million, recognized under Impairment losses on other assets (net) — see Note 18), to additions to provisions for restructuring costs and for early retirement benefits (€386 million and €382 million, respectively, recognized under Provisions (net)), to the amortization of goodwill at the Santander Consumer Finance Group and portfolio write-downs (€295 million) and to other period provisions (€175 million).

•
The gains arising in 2007 on the disposal of the investment in Intesa Sanpaolo and of the properties in Spain (€566 million and €1,620 million, respectively, recognized under Gains on disposal of non-current assets held for sale not classified as discontinued operations and Gains on disposal of assets not classified as non-current assets held for sale — see Notes 50 and 49), the proceeds from the divestment of the pensions business in Latin America (€831 million, recognized under Profit/loss from discontinued operations - see Note 37) and the gains on the disposal of the investment in Banco Português do Investimento (€107 million, recognized under Gains/losses on financial assets and liabilities — see Note 44) were allocated to the write-down of the investment in Sovereign (€1,053 million — see Note 13.c), to the write-down of intangible assets (€542 million — see Note 18), to the recognition of special provisions for retirement and pension plans (€317 million — see Note 25) and to other provisions and write-downs (€117 million). Therefore, the gross gains obtained in 2007 (€3,124 million) contributed €950 million, after the aforementioned allocations and net of tax and non-controlling interests, to Profit attributable to the Parent.

2.	Accounting policies and measurement bases
The accounting policies and measurement bases applied in preparing the consolidated financial statements were as follows:
a)	Foreign currency transactions
i.	Functional currency
The Group’s functional currency is the euro. Therefore, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in foreign currency.
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
The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognized at their net amount under Exchange differences in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognized in the consolidated income statement without distinguishing them from other changes in fair value, and for exchange differences arising on non-monetary items measured at fair value through equity, which are recognized under Valuation adjustments — Exchange differences.
The exchange differences arising on the translation to euros of the financial statements denominated in functional currencies other than the euro are recognized under Valuation adjustments — Exchange differences in the consolidated balance sheet, whereas those arising on the translation to euros of the financial statements of entities accounted for using the equity method are recognized under Valuation adjustments — Entities accounted for using the equity method, until the related item is derecognized, at which time they are recognized in the consolidated income statement.
iv.	Entities located in hyperinflationary economies
As indicated in Note 3, in 2009 the Group sold substantially all its businesses in Venezuela and at December 31, 2009 its net assets in that country amounted to only €27 million.
In view of the foregoing, at December 31, 2009, 2008 and 2007 none of the functional currencies of the consolidated entities and associates located abroad related to hyperinflationary economies as defined by International Financial Reporting Standards as adopted by the European Union. Accordingly, at 2009, 2008 and 2007 year-end it was not necessary to adjust the financial statements of any of the consolidated entities or associates to correct for the effect of inflation.
v.	Exposure to foreign currency risk
At December 31, 2009, the Group’s largest exposures on temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the pound sterling and the Chilean peso. At that date, its largest exposures on permanent positions (with a potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the Mexican peso and the Chilean peso. The Group hedges a portion of these permanent positions using foreign exchange derivative financial instruments (see Note 36.a).
At December 31, 2008, the Group’s largest exposures on temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the pound sterling and the Brazilian real. At that date, its largest exposures on permanent positions (with a potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the Mexican peso and the Chilean peso. The Group hedges a portion of these permanent positions using foreign exchange derivative financial instruments (see Note 36.a).
At December 31, 2007, the Group’s largest exposures on temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the US dollar and the pound sterling. At that date, its largest exposures on permanent positions (with a potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the Mexican peso and the Chilean peso. The Group hedges a portion of these permanent positions using foreign exchange derivative financial instruments (see Note 36.a).

The following tables show the sensitivity of consolidated profit and consolidated equity to changes in the Group’s foreign currency positions due to 1% variations in the various foreign currencies in which the Group has material balances.
The estimated effect on the Group’s consolidated equity and consolidated profit of a 1% appreciation of the euro against the related currency is as follows:

	Millions of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2009	2008	2007	2009	2008	2007

US dollar	—	—	—	2.8	3.9	20.1
Chilean peso	(12.7)	(12.4)	(13.7)	7.0	3.1	—
Pound sterling	(21.5)	(5.2)	(4.3)	16.2	14.4	12.2
Mexican peso	(20.5)	(23.1)	(16.3)	4.7	3.6	—
Brazilian real	(111.4)	(60.1)	(68.5)	—	13.6	—
Similarly, the estimated effect on the Group’s consolidated equity and consolidated profit of a 1% depreciation of the euro against the related currency is as follows:

	Millions of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2009	2008	2007	2009	2008	2007

US dollar	—	—	—	(2.8)	(4.0)	(20.5)
Chilean peso	12.9	12.6	14.6	(7.2)	(3.0)	—
Pound sterling	21.9	5.3	8.5	(16.5)	(14.7)	(12.5)
Mexican peso	16.5	26.8	16.5	(4.8)	(3.6)	—
Brazilian real	81.9	65.2	69.4	—	(13.4)	—
The foregoing data were obtained by calculating the possible effect of a variation in the exchange rates on the various asset and liability items, excluding the foreign exchange positions arising from goodwill, and on other foreign currency-denominated items, such as the Group’s derivative instruments, considering the offsetting effect of the various hedging transactions on these items. This effect was estimated using the exchange difference recognition methods set forth in Note 2.a.iii above.
Also, the estimated effect on the Group’s consolidated equity of a 1% appreciation or depreciation of the euro against the foreign currencies in which goodwill is denominated at December 31, 2009 would be a decrease or increase, respectively, in equity due to valuation adjustments of €82.8 million and €84.5 million in the case of the pound sterling (2008: €68.5 million and €69.9 million), €76.3 million and €77.8 million in the case of the Brazilian real (2008: €67.8 million and €69.2 million), and €31.3 million and €32 million for the other currencies (2008: €15.9 million and €16.2 million). These changes are offset by a decrease or increase, respectively, in the balance of goodwill at that date and, therefore, they have no impact on the calculation of the Group’s equity.
The estimates used to obtain the foregoing data were performed taking into account the effects of the exchange rate fluctuations isolated from the effect of the performance of other variables, the changes in which would affect equity and profit, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate fluctuations remained unchanged with respect to their positions at December 31, 2009, 2008 and 2007.

b)	Basis of consolidation
i.	Subsidiaries
Subsidiaries are defined as entities over which the Bank has the capacity to exercise control; this capacity is, in general but not exclusively, presumed to exist when the Parent owns directly or indirectly half or more of the voting power of the investee or, even if this percentage is lower or zero, when, as in the case of agreements with shareholders of the investee, the Bank is granted control. Control is the power to govern the financial and operating policies of an entity, as stipulated by the law, the Bylaws or agreement, so as to obtain benefits from its activities.
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
Additionally, the share of third parties of the Group’s equity is presented under minority interests in the consolidated balance sheet (see Note 28). Their share of the profit for the year is presented under Profit attributable to minority interests in the consolidated income statement.
The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries disposed of during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.
The Appendices contain significant information on these entities.
ii.	Interests in joint ventures (jointly controlled entities)
Joint ventures are deemed to be ventures that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities (ventures) acquire interests in entities (jointly controlled entities) or undertake operations or hold assets so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the ventures.
The financial statements of investees classified as joint ventures are proportionately consolidated with those of the Bank and, therefore, the aggregation of balances and subsequent eliminations are made only in proportion to the Group’s ownership interest in the capital of these entities.
The Appendices contain significant information on these entities.
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
The Appendices contain significant information on these entities.

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
The companies less than 50% owned by the Group that constituted a decision-making unit at December 31, 2009 and which, therefore, were accounted for as subsidiaries are: (i) Luri 1, S.A., (ii) Luri 2, S.A., (iii) Luri 3, S.A. and (iv) Luri Land, S.A., in which the Group held ownership interests of 5.58%, 4.81%, 9.62% and 5.15%, respectively, at that date (see Appendix I).
vi.	Business Combinations
A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities.
Business combinations performed on or after January 1, 2004 whereby the Group obtains control over an entity are recognized for accounting purposes as follows:
•
The Group measures the cost of the business combination, defined as the fair value of the assets given, the liabilities incurred and the equity instruments issued, if any, by the entity, plus any cost directly attributable to the business combinations, including the fees paid to the auditors, legal advisers, investment banks and other consultants. In 2009 €5.7 million were paid to the auditors for the half-yearly audits required by the Group (in 2008 €6.2 million were recognized as an increase in the cost of the business combinations effected in that year).

•
The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets which might not have been recognized by the acquired, are estimated and recognized in the consolidated balance sheet.

•
Any negative difference between the net fair value of the assets, liabilities and contingent liabilities of the acquired and the cost of the business combination is recognized as discussed in Note 2-m; any positive difference is recognized in Negative goodwill on business combinations in the consolidated income statement.

vii.	Acquisitions and disposals
Note 3 provide information on the most significant acquisitions and disposals in 2009, 2008 and 2007.
c)	Definitions and classification of financial instruments
i.	Definitions
A financial instrument is any contract that gives rise to a financial asset of one entity and, simultaneously, to a financial liability or equity instrument of another entity.
An equity instrument is any agreement that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

A financial derivative is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is very small compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date.
Hybrid financial instruments are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.
Compound financial instruments are contracts that simultaneously create for their issuer a financial liability and an own equity instrument (such as convertible bonds, which entitle their holders to convert them into equity instruments of the issuer).
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
ii.	Classification of financial assets for measurement purposes
Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Non-current assets held for sale or they relate to Cash and balances with central banks, Changes in the fair value of hedged items in portfolio hedges of interest rate risk (asset side), Hedging derivatives and Investments, which are reported separately.
Financial assets are included for measurement purposes in one of the following categories:
•
Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

•
Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Financial assets may only be included in this category on the date they are acquired or originated.

•
Available-for-sale financial assets: this category includes debt instruments not classified as Held-to-maturity investments, Loans and receivables or Financial assets at fair value through profit or loss, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as Financial assets held for trading or as Other financial assets at fair value through profit or loss.

•
Loans and receivables; this category includes the investment arising from ordinary lending activities, such as the cash amounts of loans drawn down and not yet repaid by customers or the deposits placed with other institutions, whatever the legal instrument, unquoted debt securities and the debt incurred by the purchasers of goods, or the users of services, constituting part of the Group’s business.

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
•
Loans and advances: includes the debit balances of all credit and loans granted by the Group, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Group, such as cheques drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items. They are classified, depending on the institutional sector to which the borrower belongs, under:

•	Loans and advances to credit institutions: credit of any nature, including credit received and money market operations in the name of credit institutions.
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
iv.	Classification of financial liabilities for measurement purposes
Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Liabilities associated with non-current assets held for sale or they relate to Hedging derivatives or Changes in the fair value of hedged items in portfolio hedges of interest rate risk (liability side), which are reported separately.
Financial liabilities are classified for measurement purposes into one of the following categories:
•
Financial liabilities held for trading (at fair value through profit or loss): this category includes the financial liabilities issued for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not considered to qualify for hedge accounting and financial liabilities arising from the outright sale of financial assets purchased under resale agreements or borrowed (short positions).

•
Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when more relevant information is obtained, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel.

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

v.	Classification of financial liabilities for presentation purposes
Financial liabilities are classified by nature into the following items in the consolidated balance sheet:
•
Deposits: includes all repayable balances received in cash by the Group, other than instruments such as renegotiable securities and those having the substance of subordinated liabilities. This item also includes cash bonds and cash consignments the amount of which may be invested without restriction. Deposits are classified on the basis of the creditor’s institutional sector into:

•	Deposits from central banks: deposits of any nature, including credit received and money market operations received from the Bank of Spain or other central banks.
•	Deposits from credit institutions: deposits of any nature, including credit received and money market operations in the name of credit institutions.
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

•
Trading derivatives: includes the fair value, with a negative balance for the Group, of derivatives, including embedded derivatives separated from the host contract, which do not form part of hedge accounting.

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

•
Hedging derivatives: includes the fair value of the Group’s liability in respect of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

d)	Measurement of financial assets and liabilities and recognition of fair value changes
In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:
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
The fair value of a financial instrument on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm’s length transaction acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an organized, transparent and deep market (quoted price or market price).
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
All derivatives are recognized in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as an asset and if the fair value is negative, they are recognized as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recognized in Gains/losses on financial assets and liabilities in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure OTC derivatives.
The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (present value or theoretical close) using valuation techniques commonly used by the financial markets: net present value (NPV), option pricing models and other methods.
Loans and receivables and Held-to-maturity investments are measured at amortized cost using the effective interest method. Amortized cost is understood to be the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.
The effective interest rate is the discount rate that exactly matches the carrying amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.
Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognized represent, in all material respects, the Group’s maximum exposure to credit risk at each reporting date. Also, the Group has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under leasing and renting agreements, assets acquired under repurchase agreements, securities loans and credit derivatives.
ii.	Measurement of financial liabilities
In general, financial liabilities are measured at amortized cost, as defined above, except for those included under Financial liabilities held for trading and Other financial liabilities at fair value through profit or loss and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.
iii.	Valuation techniques
The following table shows a summary of the fair values, at 2009, 2008 and 2007 year-end, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	2009			2008			2007
	Published			Published			Published
	price			price			price
	quotations			quotations			quotations
	in active	Internal		in active	Internal		in active	Internal
	markets	models	Total	markets	models	Total	markets	models	Total

Financial assets held for trading	61,056	73,998	135,054	51,947	99,870	151,817	76,310	82,497	158,807
Other financial assets at fair value through profit or loss	8,938	28,876	37,814	6,137	19,680	25,817	6,945	17,884	24,829
Available-for-sale financial assets	75,469	11,152	86,621	43,747	5,173	48,920	37,908	6,441	44,349
Hedging derivatives (assets)	1,226	6,608	7,834	244	9,454	9,698	—	3,063	3,063
Financial liabilities held for trading	12,013	103,503	115,516	12,265	124,355	136,620	24,447	98,951	123,398
Other financial liabilities at fair value through profit or loss	—	42,371	42,371	—	28,639	28,639	117	39,601	39,718
Hedging derivatives (liabilities)	318	4,873	5,191	261	5,697	5,958	111	4,024	4,135
Liabilities under insurance contracts	5,006	11,910	16,916	5,286	11,564	16,850	5,678	7,356	13,034
Financial instruments at fair value, determined on the basis of public price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, securitized assets, shares, short positions and fixed-income securities issued.
In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates. In accordance with the standards in force (IFRSs), any difference between the transaction price and the fair value based on valuation techniques is not initially recognized in the income statement.
The Group did not make any material transfers of financial instruments between one measurement method and another in 2009.

The main techniques used at December 31, 2009 by the Group’s internal models to determine the fair value of the financial instruments detailed in the foregoing table are as follows:
•
In the valuation of financial instruments permitting static hedging (basically forwards and swaps) and in the valuation of loans and advances to customers, the present value method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

•
In the valuation of financial instruments requiring dynamic hedging (basically structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation between indices and market liquidity. In certain very specific cases, unobservable market inputs can be used, such as the volatility of the UK Halifax House Price Index (HPI), the estimated future HPI growth, the HPI spot rate, and mortality.

•
In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used; in the case of more structured instruments requiring dynamic hedging, the Heath-Jarrow-Morton and Hull-White models are used. The main inputs used in these models are basically observable market data, including the related interest rate curves, volatilities, correlations and exchange rates. In certain very specific cases, unobservable market inputs can be used, such as the volatility of the UK Halifax House Price Index (HPI), the estimated future HPI growth, the HPI spot rate, mortality, and the credit spread for the specific financial instrument.

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

The fair value of the financial instruments that are not traded on active markets arising from the aforementioned internal models takes into account, inter alia, the contract terms and observable market data, which include interest rates, credit risk, exchange rates, the quoted market price of raw materials and shares, volatility and prepayments. The valuation models are not significantly subjective, since these methodologies can be adjusted and gauged, as appropriate, through the internal calculation of the fair value of actively traded instruments and the subsequent comparison with the related price observable on the market.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at December 31, 2009, 2008 and 2007 and the potential effect on their measurement at December 31, 2009 of a shift towards other reasonably probable scenarios in the main assumptions that are not based on observable market data:

	Figures in millions of euros
	Fair values	Fair values	Fair values
	calculated	calculated	calculated			Effect of reasonable
	using	using	using			assumptions on fair
	internal	internal	internal			values at 12/31/09
	models at	models at	models at			More		Less
	12/31/09	12/31/08	12/31/07	Valuation techniques	Main assumptions	favorable		favorable

ASSETS:
Financial assets held for trading	73,998	99,870	82,490
Loans and advances to credit institutions	5,953	5,150	12,295	Present Value Method	Observable market data	352		(255)
Loans and advances to customers (b)	10,076	684	23,704	Present Value Method	Observable market data	—		—
Debt and equity interests	4,898	6,074	2,087	Present Value Method	Observable market data, HPI	1		(1)
Trading derivatives	53,070	87,962	44,404			350		(253)
Swaps	26,390	72,693	28,312	Present Value Method, Gaussian Copula (c)	Observable market data, liquidity	17	(e)	(17	)(e)
Exchange rate options	818	3,524	375	Black-Scholes Model	Observable market data, liquidity	3	(e)	(3	)(e)
Interest rate options	17,185	4,926	8,683	Black-Scholes Model Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation	130	(e)	(122	)(e)
Interest rate futures	2,109	339	1,039	Present Value Method	Observable market data	—		—
Index and securities options	3,849	6,127	3,799	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI	83		(65)
Equity futures	—	—	28	Present Value Method	Observable market data	—		—
Other	2,720	353	2,168	N/A	N/A	117		(47)
Hedging derivatives	6,608	9,454	3,063
Swaps	6,465	9,029	2,614	Present Value Method	Observable market data	—		—
Exchange rate options	47	265	359	Black-Scholes Model	Observable market data	—		—
Interest rate options	56	157	86	Black-Scholes Model	Observable market data	—		—
Other	40	3	4	N/A	N/A	—		—
Other financial assets at fair value through profit or loss	28,876	19,681	17,884
Loans and advances to credit institutions	16,243	8,912	6,865	Present Value Method	Observable market data	—		—
Loans and advances to customers (d)	8,329	8,973	8,022	Present Value Method	Observable market data, HPI	—		—
Debt and equity interests	4,304	1,796	2,997	Present Value Method	Observable market data	—		—
Available-for-sale financial assets	11,152	5,173	6,441			154		(154)
Debt and equity interests	11,152	5,173	6,441	Present Value Method	Observable market data	154		154
LIABILITIES:
Financial liabilities held for trading	103,503	124,355	98,307			68		(40)
Deposits from central banks	2,985	9,110	—	Present Value Method	Observable market data	—		—
Deposits from credit institutions	43,132	26,842	23,254	Present Value Method	Observable market data	—		—
Customer deposits	4,658	4,896	27,992	Present Value Method	Observable market data	—		—
Debt and equity interests	586	1,075	—	Present Value Method	Observable market data, liquidity		(a)		(a)
Trading derivatives	52,141	82,432	47,061			68		(40)
Swaps	35,916	67,288	39,204	Present Value Method, Gaussian Copula (c)	Observable market data, liquidity, HPI		(e)		(e)
Exchange rate options	898	3,515	907	Black-Scholes Model	Observable market data, liquidity		(e)		(e)
Interest rate options	3,974	5,402	1,325	Black-Scholes Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation		(e)		(e)
Index and securities options	4,518	4,694	2,527	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI	68		(40)
Forward purchase and sale contracts	—	—	1,411	N/A	N/A	—		—
Interest rate and equity futures	2,596	1,189	1,100	Present Value Method	Observable market data	—		—
Other	4,239	344	587	N/A	N/A	—		—
Hedging derivatives	4,873	5,697	4,024
Swaps	4,558	5,586	3,924	Present Value Method	Observable market data	—		—
Exchange rate options	175	20	27	Black-Scholes Model	Observable market data	—		—
Interest rate options	67	91	73	Black-Scholes Model	Observable market data	—		—
Other	72	—	—	N/A	N/A
Other financial liabilities at fair value through profit or loss	42,371	28,639	33,039	Present Value Method	Observable market data	—		—
Liabilities under insurance contracts	11,910	11,564	7,356	Note 15
TOTAL	283,290	304,433	252,604			574		(449)

(a)
The sensitivity of the issued debt and equity instruments in liabilities calculated using HPI assumptions is not detailed, since these instruments are perfectly hedged. Consequently, any change in the valuation of these issued instruments would be offset exactly by an equal and opposite change in the valuation of the associated foreign currency derivatives.

(b)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).

(c)
Includes credit risk derivatives with a positive net fair value of €1,165 million recognized in the consolidated balance sheet (December 31, 2008: €900 million). These assets and liabilities are measured using the aforementioned Standard Gaussian Copula Model.

(d)
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

(e)
The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), disclosing the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

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

	Fair values calculated using
	internal models
	Millions of euros
	2009	2008

ASSETS:
Level 2	118,001	132,861
Level 3	2,632	1,316

	120,633	134,177

LIABILITIES:
Level 2	162,179	169,630
Level 3	477	626

	162,656	170,256

	283,290	304,433

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
The increase in 2009 in the assets classified as Level 3 arose as a result of the inclusion of Santander Holdings USA, Inc (formerly Sovereign Bancorp, Inc) as a Group company. This subsidiary contributes certain mortgage securitization SPV units not traded on deep markets and, accordingly, the Group determines their fair value by analyzing the prices obtained from various sources, such as prices given by third parties (brokers, rating agencies, etc.). In order to analyze the reasonableness of these valuations, they are compared with the quoted price of other securities with similar characteristics that are traded on more active markets. The fair value ultimately assigned by the Group to these assets assumes the orderly settlement of these assets in normal circumstances. Given the current situation in the credit and liquidity markets, the market value of these assets is sensitive to changes in market assumptions and volatility.

As detailed in the foregoing tables, at December 31, 2009 the potential effect on the measurement of the financial instruments of a change in the main assumptions (liquidity, correlations, dividends and HPI) to less favorable reasonably probable assumptions, taking the lowest value within the range that is considered probable, would be to reduce gains or increase losses by €449 million (December 31, 2008: €169 million; December 31, 2007: €178 million). The effect of using other more favorable reasonably probable assumptions, taking the highest value within the range that is considered probable, would be to increase gains or reduce losses by €574 million (December 31, 2008: €218 million; December 31, 2007: €211 million).
The net gain recognized in the consolidated income statement for 2009 arising from the aforementioned valuation models amounted to €1,133 million (2008: net loss of €1,624 million; 2007: net loss of €479 million), of which a gain of €102 million related to models whose significant inputs are unobservable market data.
iv.	Recognition of fair value changes
As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under Interest and similar income or Interest expense and similar charges, as appropriate- and those arising for other reasons, which are recognized at their net amount under Gains/losses on financial assets and liabilities.
Adjustments due to changes in fair value arising from:
•
Available-for-sale financial assets are recognized temporarily in equity under Valuation adjustments — Available-for-sale financial assets, unless they relate to exchange differences, in which case they are recognized in Valuation adjustments — Exchange differences (exchange differences arising on monetary financial assets are recognized in Exchange differences in the consolidated income statement).

•
Items charged or credited to Valuation adjustments — Available-for-sale financial assets and Valuation adjustments — Exchange differences remain in the Group’s consolidated equity until the related assets are derecognized, whereupon they are charged to the consolidated income statement.

•
Unrealized gains on available-for-sale financial assets classified as Non-current assets held for sale because they form part of a disposal group or a discontinued operation are recognized in Valuation adjustments — Non-current assets held for sale.

v.	Hedging transactions
The consolidated entities use financial derivatives for the following purposes: i) to facilitate these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Group entities’ own positions and assets and liabilities (hedging derivatives); and iii) to obtain gains from changes in the prices of these derivatives (trading derivatives).
Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.
A derivative qualifies for hedge accounting if all the following conditions are met:
1.	The derivative hedges one of the following three types of exposure:
a.
Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (fair value hedge);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (cash flow hedge);

c.	The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:
a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

b.	There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (retrospective effectiveness).
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

In fair value hedges of interest rate risk on a portfolio of financial instruments, the gains or losses that arise on measuring the hedging instruments are recognized directly in the consolidated income statement, whereas the gains or losses due to changes in the fair value of the hedged amount (attributable to the hedged risk) are recognized in the consolidated income statement with a balancing entry under Changes in the fair value of hedged items in portfolio hedges of interest rate risk on the asset or liability side of the balance sheet, as appropriate.

b.
In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under Valuation adjustments — Cash flow hedges until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.

c.
In hedges of a net investment in a foreign operation, the gains and losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognized temporarily in equity under Valuation adjustments — Hedges of net investments in foreign operations until the gains or losses on the hedged item are recognized in the consolidated income statement.

d.
The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under Gains/losses on financial assets and liabilities in the consolidated income statement.

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
When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under Valuation adjustments (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.
vi.	Derivatives embedded in hybrid financial instruments
Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as Other financial assets/liabilities at fair value through profit or loss or as Financial assets/liabilities held for trading.

e)	Derecognizing of financial assets and liabilities
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

a.
An associated financial liability, which is recognized for an amount equal to the consideration received and is subsequently measured at amortized cost, unless it meets the requirements for classification under Other financial liabilities at fair value through profit or loss.

b.	The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability, without offsetting.
3.
If the Group neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases- the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized.

b.
If the transferor retains control of the transferred financial asset, it continues to recognize it for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

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
Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

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
In estimating the future cash flows of debt instruments the following factors are taken into account:
•
All the amounts that are expected to be obtained over the remaining life of the instrument; including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued past-due interest receivable;

•	The various types of risk to which each instrument is subject; and

•	The circumstances in which collections will foreseeable be made.
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

The Bank of Spain requires that we develop internal models to calculate the allowances for both credit risk and country-risk based on historical experience. As of July 2008, the Bank of Spain had approved for regulatory capital calculation purposes the Group’s internal models affecting the vast majority of the Group’s credit risk net exposure. Bank of Spain will continue to review the models for the purpose of calculating allowances for loan losses. The calculation obtained based on the output parameters of internal models is consistent with the best estimate of the Group as to the probable losses using possible scenarios which rely on the approved internally developed models, and which constitute an appropriate basis for determining loan loss allowances. While these models are not yet approved by the Bank of Spain for loan loss allowance calculation, we are required to calculate the allowances according to the instructions described below. The difference between loan loss provisions calculated using internal models and those calculated under Bank of Spain Guidance, was not material for any of the three years ending December 31, 2009.
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
The Group uses the concept of incurred loss to quantify the cost of the credit risk and include it in the calculation of the risk-adjusted return of its transactions. The parameters necessary for its calculation are also used to calculate economic capital and to calculate BIS II regulatory capital under internal models (see Note 1.f).
The incurred loss is the expected cost of the credit risk of a transaction, considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.
The loss is calculated by multiplying three factors: exposure at default, probability of default and loss given default.
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
The methodology for determining the general allowance for incurred loan losses seeks to identify the amounts of incurred losses as of the balance sheet date of loans have not yet been identified as impaired, but that we estimate based on our past history and specific facts that will manifest whitin a one year lead time period from the balance sheet date. The above demonstrates those loans were having problems as of the balance sheet date. That is what we call inherent losses in the context of our internal models in which loan loss allowances are calculated.
The approach described above is used as a general rule. However, in certain cases, as a result of its particular characteristics, this approach is not applied and alternative approaches are used.
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
In 2009 there were no significant changes in the policies, methods and procedures followed by the Group to determine the credit risk coverage.
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
When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under Valuation adjustments — Available-for-sale financial assets and are reclassified, for the cumulative amount at that date, to the consolidated income statement.
If all or part of the impairment losses are subsequently reversed, the reversed amount is recognized, in the case of debt instruments, in the consolidated income statement for the year in which the reversal occurred (or in equity under Valuation adjustments — Available-for-sale financial assets in the case of equity instruments).
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
h)	Repurchase agreements and reverse repurchase agreements
Purchases (sales) of financial assets under a non-optional resale (repurchase) agreement at a fixed price (repos) are recognized in the consolidated balance sheet as financing granted (received), based on the nature of the debtor (creditor), under Balances with central banks, Loans and advances to credit institutions or Loans and advances to customers (Deposits from central banks, Deposits from credit institutions or Customer deposits).
Differences between the purchase and sale prices are recognized as interest over the contract term.
i)	Non-current assets held for sale and Liabilities associated with non-current assets held for sale
Non-current assets held for sale includes the carrying amount of individual items or disposal groups or items forming part of a business unit earmarked for disposal (Discontinued operations), whose sale in their present condition is highly probable and is expected to occur within one year from the reporting date. Therefore, the carrying amount of these items -which can be of a financial nature or otherwise- will foreseeable be recovered through the proceeds from their disposal. Specifically, property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors’ payment obligations to them are deemed to be non-current assets held for sale, unless the consolidated entities have decided to make continuing use of these assets.
Liabilities associated with non-current assets include the credit balances arising from assets or disposal groups and from discontinued operations.
Non-current assets held for sale are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated as long as they remain in this category.
Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

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
Reinsurance assets includes the amounts that the consolidated entities are entitled to receive for reinsurance contracts with third parties and, specifically, the reinsurer’s share of the technical provisions recorded by the consolidated insurance entities.
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
Liabilities under insurance contracts include the technical provisions recorded by the consolidated entities to cover claims arising from insurance contracts in force at year-end.
Insurers’ results relating to their insurance business are recognized, according to their nature, under the related consolidated income statement items.
In accordance with standard accounting practice in the insurance industry, the consolidated insurance entities credit to the income statement the amounts of the premiums written and charge to income the cost of the claims incurred on final settlement thereof. Insurance entities are therefore required to accrue at period-end the unearned revenues credited to their income statements and the accrued costs not charged to income.
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
Tangible assets includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Tangible assets are classified by use as follows:
i.	Property, plant and equipment for own use
Property, plant and equipment for own use -including tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases- are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (carrying amount higher than recoverable amount).
Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.
The period tangible asset depreciation charge is recognized in the consolidated income statement and is calculated using the following depreciation rates (based on the average years of estimated useful life of the various assets):

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
Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred, since they do not increase the useful lives of the assets.
ii.	Investment property
Investment property reflects the net values of the land, buildings and other structures held either to earn rentals or for capital appreciation.
The criteria used to recognize the acquisition cost of investment property, to calculate its depreciation and its estimated useful life and to recognize any impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.

iii.	Assets leased out under an operating lease
Property, plant and equipment — Leased out under an operating lease reflects the amount of the tangible assets, other than land and buildings, leased out by the Group under an operating lease.
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
When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value -which is generally the exercise price of the purchase option of the lessee at the end of the lease term- is recognized as lending to third parties and is therefore included under Loans and receivables in the consolidated balance sheet.
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
In both cases, the finance income and finance expense arising from these contracts is credited and debited, respectively, to Interest and similar income and Interest expense and similar charges in the consolidated income statement so as to achieve a constant rate of return over the lease term.
ii.	Operating leases
In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.
When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under Tangible assets (see Note 16). The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use and income from operating leases is recognized on a straight-line basis under Other operating income in the consolidated income statement.
When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to Other general administrative expenses in their consolidated income statements.
iii.	Sale and leaseback transactions
In the case of sale at fair value and operating leasebacks, the profit or loss generated is recognized at the time of sale. In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.
In accordance with IFRSs (IAS 17), in determining whether a sale and leaseback transaction results in an operating lease, the Group should analyze, inter alia, whether at the inception of the lease there are purchase options whose terms and conditions make it reasonably certain that they will be exercised, and to whom the gains or losses from the fluctuations in the fair value of the residual value of the related asset will accrue. In this connection, when the Group performed the transactions described in Note 16, it carried out the aforementioned analysis and concluded that there was no reasonable certainty that the related options would be exercised, since their exercise price was linked to fair value and there were no other indicators that could force the Group to exercise these options; therefore, under IFRSs, it was required to recognize the gain or loss on the sale.

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
Any excess of the cost of the investments in the consolidated entities and entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:
•
If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognized in the acquired entities’ balance sheets.

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

Goodwill is only recognized when it has been acquired for consideration and represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized.
At the end of each reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down with a charge to Impairment losses on other assets (net) — Goodwill and other intangible assets in the consolidated income statement.
An impairment loss recognized for goodwill is not reversed in a subsequent period.
ii.	Other intangible assets
Other intangible assets includes the amount of identifiable intangible assets (such as purchased customer lists and computer software).
Other intangible assets can have an indefinite useful life -when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities- or a finite useful life, in all other cases.
Intangible assets with indefinite useful lives are not amortized, but rather at the end of each reporting period or whenever there is any indication of impairment the consolidated entities review the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.
Intangible assets with finite useful lives are amortized over those useful lives using methods similar to those used to depreciate tangible assets.

The intangible asset amortization charge is recognized under Depreciation and amortization charge in the consolidated income statement.
In both cases the consolidated entities recognize any impairment loss on the carrying amount of these assets with a charge to Impairment losses on other assets in the consolidated income statement. The criteria used to recognize the impairment losses on these assets and, where applicable, the reversal of impairment losses recognized in prior years are similar to those used for tangible assets (see Note 2.k).
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
Other assets in the consolidated balance sheet includes the amount of assets not recorded in other items, the breakdown being as follows:
•
Inventories: this item includes the amount of assets, other than financial instruments, that are held for sale in the ordinary course of business, that are in the process of production, construction or development for such purpose, or that are to be consumed in the production process or in the provision of services. Inventories includes land and other property held for sale in the property development business.

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

Other liabilities includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.
o)	Provisions and contingent assets and liabilities
When preparing the financial statements of the consolidated entities, their respective directors made a distinction between:
•
Provisions: credit balances covering present obligations at the reporting date arising from past events which could give rise to a loss for the entities, which is considered to be likely to occur and certain as to its nature but uncertain as to its amount and/or timing; and

•
Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them.

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

The Group’s consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. In accordance with accounting standards, contingent liabilities must not be recognized in the consolidated financial statements, but must rather be disclosed in the notes. In this respect, the financial statements of Santander UK, plc disclose the developments arising from the claims made by the customers of the main UK financial institutions in relation to certain fees and commissions charged by them.
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

•
Provisions for taxes and other legal contingencies and Other provisions: include the amount of the provisions recognized to cover tax and legal contingencies and litigation and the other provisions recognized by the consolidated entities. Other provisions includes, inter alia, any provisions for restructuring costs and environmental measures (see Note 25).

p)	Litigation and/or claims in process
In addition to the disclosures made in Note 1, at the end of 2009 certain litigation and claims were in process against the consolidated entities arising from the ordinary course of their operations (see Note 25).
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
Changes in the value of instruments classified as own equity instruments are not recognized in the consolidated financial statements. Consideration received or paid in exchange for such instruments is directly added to or deducted from equity.

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
Fee and commission income and expenses are recognized in the consolidated income statement using criteria that vary according to their nature. The main criteria are:
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
Loan arrangement fees, mainly loan origination, application and information fees, are accrued and recognized in income over the term of the loan. In the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognized immediately in the consolidated income statement.

t)	Financial guarantees
Financial guarantees are defined as contracts whereby an entity undertakes to make specific payments on behalf of a third party if the latter fails to do so, irrespective of the various legal forms they may have, such as guarantees, insurance policies or credit derivatives.
The Group initially recognizes the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and similar interest receivable from these contracts over the term thereof, and simultaneously the Group recognizes a credit on the asset side of the consolidated balance sheet for the amount of the fees, commissions and interest received at the start of the transactions and the amounts receivable at the present value of the fees, commissions and interest outstanding.
Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments carried at amortized cost (described in Note 2.g above).
The provisions made for these transactions are recognized under Provisions — Provisions for contingent liabilities and commitments in the consolidated balance sheet (see Note 25). These provisions are recognized and reversed with a charge or credit, respectively, to Provisions (net) in the consolidated income statement.
If a specific provision is required for financial guarantees, the related unearned commissions recognized under Financial liabilities at amortized cost — Other financial liabilities in the consolidated balance sheet are reclassified to the appropriate provision.
u)	Assets under management and investment and pension funds managed by the Group
Assets owned by third parties and managed by the consolidated entities are not presented on the face of the consolidated balance sheet. Management fees are included in Fee and commission income in the consolidated income statement. Note 36.b contains information on the third-party assets managed by the Group.
The investment funds and pension funds managed by the consolidated entities are not presented on the face of the Group’s consolidated balance sheet since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Group entities to these funds (asset management and custody services) are recognized under Fee and commission income in the consolidated income statement.
v)	Post-employment benefits
Under the collective agreements currently in force and other arrangements, the Spanish banks included in the Group and certain other Spanish and foreign consolidated entities have undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death, the benefits and indemnity payments payable, the contributions to employee welfare systems for early retirees and the post-employment welfare benefits.
The Group’s post-employment obligations to its employees are deemed to be defined contribution plans when the Group makes pre-determined contributions (recognized in Personnel expenses in the consolidated income statement) to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as defined benefit plans (see Note 25).

Defined contribution plans
The contributions made in this connection in each year are recognized under Personnel expenses in the consolidated income statement. The amounts not yet contributed at each year-end are recognized, at their present value, under Provisions — Provisions for pensions and similar obligations on the liability side of the consolidated balance sheet.
Defined benefit plans
The Group recognizes under Provisions — Provisions for pensions and similar obligations on the liability side of the consolidated balance sheet (or under Other assets on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets and of the net unrecognized cumulative actuarial gains and/or losses disclosed in the valuation of these obligations, which are deferred using a corridor approach, and net of the past service cost, which is deferred over time, as explained below.
Plan assets are defined as those that will be directly used to settle obligations and that meet the following conditions:
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

If the Group can look to an insurer to pay part or all of the expenditure required to settle a defined benefit obligation, and it is practically certain that said insurer will reimburse some or all of the expenditure required to settle that obligation, but the insurance policy does not qualify as a plan asset, the Group recognizes its right to reimbursement as an asset item in the consolidated balance sheet under Insurance contracts linked to pensions, which, in all other respects, is treated as a plan asset.
Actuarial gains and losses are defined as those arising from differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions. The Group uses, on a plan-by-plan basis, the corridor method and recognizes in the consolidated income statement the amount resulting from dividing by five the net amount of the cumulative actuarial gains and/or losses not recognized at the beginning of each year which exceeds 10% of the present value of the obligations or 10% of the fair value of the plan assets at the beginning of the year, whichever amount is higher. The maximum five-year allocation period, which is required by the Bank of Spain for all Spanish financial institutions, is shorter than the average number of remaining years of active service relating to the employees participating in the plans, and is applied systematically.
The past service cost -which arises from changes to current post-employment benefits or from the introduction of new benefits- is recognized on a straight-line basis in the consolidated income statement over the period from the time the new commitments arise to the date on which the employee has an irrevocable right to receive the new benefits.
Post-employment benefits are recognized in the consolidated income statement as follows:
•	Current service cost -defined as the increase in the present value of the obligations resulting from employee service in the current period-, under Personnel expenses.
•
Interest cost -defined as the increase during the year in the present value of the obligations as a result of the passage of time-, under Interest expense and similar charges. When obligations are presented on the liability side of the consolidated balance sheet, net of the plan assets, the cost of the liabilities recognized in the income statement relates exclusively to the obligations recognized as liabilities.

•	The expected return on plan assets and the gains or losses on the value of the plan assets under Interest and similar income.
•	The actuarial gains and losses calculated using the corridor approach and the unrecognized past service cost, under Provisions (net) in the consolidated income statement.

w)	Other long-term employee benefits
Other long-term employee benefits, defined as obligations to early retirees -taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree-, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately (see Note 25).
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
Tax assets includes the amount of all tax assets, which are broken down into current -amounts of tax to be recovered within the next twelve months- and deferred -amounts of tax to be recovered in future years, including those arising from unused tax losses or tax credits.
Tax liabilities includes the amount of all tax liabilities (except provisions for taxes), which are broken down into current -the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months- and deferred -the amount of income tax payable in future years.
Deferred tax liabilities are recognized in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Group is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carry forwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.
Income and expenses recognized directly in equity are accounted for as temporary differences.
The deferred tax assets and liabilities recognized are reassessed at each reporting date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

z)	Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheets and the average interest rates at 2009, 2008 and 2007 year-end is provided in Note 51.

aa)	Consolidated statements of cash flows

The following terms are used in the consolidated statements of cash flows with the meanings specified:
•
Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Group classifies as cash and cash equivalents the balances recognized under Cash and balances with central banks in the consolidated balance sheet.
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
ab)	Consolidated statement of recognized income and expense

This statement presents the income and expenses generated by the Group as a result of its business activity in the year, and a distinction is made between the income and expenses recognized in the consolidated income statement for the year and the other income and expenses recognized directly in consolidated equity.

Accordingly, this statement presents:
a.	Consolidated profit/loss for the year.
b.	The net amount of the income and expenses recognized temporarily in consolidated equity under Valuation adjustments.
c.	The net amount of the income and expenses recognized definitively in consolidated equity.
d.
The income tax incurred in respect of the items indicated in b) and c) above, except for the valuation adjustments arising from investments in associates or jointly controlled entities accounted for using the equity method, which are presented net.

e.	Total consolidated recognized income and expense, calculated as the sum of a) to d) above, presenting separately the amount attributable to the Parent and the amount relating to minority interests.
The amount of the income and expenses relating to entities accounted for using the equity method recognized directly in equity is presented in this statement, irrespective of the nature of the related items, under Entities accounted for using the equity method.
ac)	Consolidated statement of changes in total equity

This statement presents all the changes in equity, including those arising from changes in accounting policies and from the correction of errors. Accordingly, this statement presents a reconciliation of the carrying amount at the beginning and end of the year of all the consolidated equity items, and the changes are grouped together on the basis of their nature into the following items:

a.
Adjustments due to changes in accounting policies and to errors: include the changes in consolidated equity arising as a result of the retrospective restatement of the balances in the consolidated financial statements, distinguishing between those resulting from changes in accounting policies and those relating to the correction of errors.

b.	Income and expense recognized in the year: includes, in aggregate form, the total of the aforementioned items recognized in the consolidated statement of recognized income and expense.
c.
Other changes in equity: includes the remaining items recognized in equity, including, inter alia, increases and decreases in capital, distribution of profit, transactions involving own equity instruments, equity-instrument-based payments, transfers between equity items and any other increases or decreases in consolidated equity.

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
The Appendices provide relevant data on the consolidated Group companies and on the companies accounted for using the equity method.
b)	Acquisitions and disposals
Following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions performed by the Group in the last three years:
i.	ABN AMRO Holding N.V. (ABN AMRO)
On July 20, 2007, having obtained the regulatory authorizations required to publish the documentation on the takeover bid for ABN AMRO, the Bank, together with the Royal Bank of Scotland Group plc, Fortis N.V. and Fortis S.A./N.V. (together, the Banks) formally launched, through RFS Holdings B.V., the offer for all the ordinary shares, ADSs and previously convertible preference shares of ABN AMRO. The initial acceptance period of this offer (the Offer) ended on October 5, 2007.
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
Following all these actions, the spin-off of the business lines of ABN AMRO commenced with a view to their subsequent integration into each of the Banks. The following correspond to Banco Santander: the Latin American Business Unit of ABN AMRO -basically Banco ABN AMRO Real S.A. (Banco Real) in Brazil-, the Banca Antoniana Popolare Veneta Spa Banking Group (Antonveneta), the cash relating to the sale of the consumer banking unit of ABN AMRO in the Netherlands -Interbank and DMC Consumer Finance, plus 27.9% of the assets that were not allocated to any of the Banks of the consortium and which are intended to be disposed of. The spin-off process continued in 2008.
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
Also, on May 30, 2008 Banco Santander and Banca Monte dei Paschi di Siena announced the completion of the purchase and sale of Antonveneta (excluding Interbanca, its corporate banking subsidiary) for €9 billion, in execution of the agreement announced on November 8, 2007 which was only subject to approval by the competent authorities.
On June 2, 2008, Banco Santander entered into a definitive agreement with General Electric whereby a General Electric Group company would acquire Interbanca and various Santander Group entities would acquire the GE Money units in Germany, Finland and Austria, GE’s card units in the UK and Ireland and its car finance unit in the UK. The base price agreed for the two transactions is €1 billion each, subject to various adjustments. These transactions were completed with the acquisition of GE Germany in the fourth quarter of 2008 and the acquisition of the remaining GE units and the sale of Interbanca in the first quarter of 2009 (see Note 3.b.xv below).
In the third quarter of 2008 the Group sold 45% of ABN Amro Asset Management Italy SGR S.p.A. to Banca Monte di Paschi di Siena for €35 million; Banca Monte di Paschi di Siena had already acquired the remaining 55% through the acquisition of Antonveneta.
The businesses shared by the members of the consortium included subordinated liabilities issued by ABN AMRO. The portion of these liabilities relating to Santander was transferred to RBS and Fortis at market prices, giving rise to gains for the Bank amounting to €741 million which were recognized under Gains/losses on financial assets and liabilities (net) in the income statement for 2008.
On September 22, 2008, RFS completed the squeeze-out of the minority shareholders of ABN AMRO through the payment of €712 million to these shareholders. Consequently, from that date RFS has been the sole shareholder of ABN AMRO. Banco Santander had to pay €200 million to complete this process, on the basis of its ownership interest in RFS.
Banco Real was fully consolidated in the Group’s financial statements in the fourth quarter of 2008; previously it had been accounted for using the equity method through the ownership interest in RFS Holdings. Accordingly, the Group’s income statement for 2008 included all the results contributed to the Group by this entity from January 1, 2008. The volume of assets that Banco Real contributed to the Group amounted to approximately €44 billion, based on the exchange rate ruling at 2008 year-end. The amounts of the main assets, liabilities and contingent liabilities contributed to the Group by this entity are detailed in the related notes to these consolidated financial statements.
The goodwill at the date of acquisition assigned to Banco Real following all the aforementioned transactions amounted to €8 billion (€6,446 million at the exchange rate prevailing at 2008 year-end).

In April 2009, ABN AMRO sold its branch in Asunción (Paraguay), after converting it into a subsidiary, to Banco Regional (40%-owned by the Rabobank group) for €42.2 million, giving rise to a net gain of approximately €5 million.
ii.	Interbanco, S.A. (Interbanco)
In September 2005 the Group and the Portuguese company SAG (Soluções Automóvel Globais) reached an agreement to jointly provide consumer finance and vehicle financing services in Portugal and operate the vehicle full-service lease (renting) business in Spain and Portugal.
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
On April 3, 2006, the partial award rendered by the Arbitral Tribunal which, in the framework of the Netherlands Arbitration Institute, resolved the request for arbitration filed by Total, S.A. against the Bank was notified to the parties. The Tribunal considered that the shareholder agreements contained in the agreements relating to Cepsa between the Bank and Total, S.A. (or its subsidiary, Elf) were rendered invalid by application of Transitional Provision Three of Law 26/2003, of 17 July. However, the fact that the Bank launched the aforementioned takeover bid without prior consultation with Total, S.A. caused, in the opinion of the Tribunal, an insurmountable disagreement between the two parties which, in application of the part of the agreements that was not rendered invalid, entitled Total, S.A. to repurchase from the Bank a 4.35% ownership interest in Cepsa at the price established in the agreements.
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
At December 31, 2008, the directors of the Bank classified the 32.5% ownership interest held in Compañía Española de Petróleos, S.A. (Cepsa) as a non-current asset held for sale, since it intended to recover the value of the investment through the sale thereof in the short term. This ownership interest was sold in 2009 (see Note 12).
iv.	Drive Consumer USA, Inc. (Drive) (Santander Consumer USA)
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
Drive was previously 64.5%-owned by HBOS plc and 35.5%-owned by management. Following the acquisition, the then chairman and COO of Drive has been acting as CEO, maintaining an ownership interest in the company of 9%, a percentage on which there are certain purchase and sale options which could lead to the Group acquiring this 9% stake between 2009 and 2013 at prices linked to the company’s earnings performance. In 2009 the Group acquired a further 0.5% stake.
v.	Santander Consumer Chile, S.A.
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
vi.	Orígenes AFJP, S.A. and Orígenes Seguros de Retiro, S.A.
In 2007 the Group entered into an agreement with ING Groep NV for the sale to the latter of the Group’s ownership interests in the pension fund manager Orígenes AFJP, S.A. and in Orígenes Seguros de Retiro, S.A., in Argentina, for USD 166 million (€112 million), giving rise to gross gains of €84 million for the Group (see Note 37).
vii.	Pension fund managers
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
viii.	CB Extrobank
In 2007 the Group acquired all the shares of the Russian bank CB Extrobank (currently JSC Santander Consumer Bank) for €48 million, giving rise to goodwill of €37 million.
ix.	Acquisition of the European consumer finance business from The Royal Bank of Scotland (RBS)
On July 1, 2008, the Group completed the acquisition (announced in the first quarter of 2008) of the consumer finance business of The Royal Bank of Scotland (RBS) in continental Europe, including its business activities in Germany, the Netherlands, Belgium and Austria. The price of this transaction amounted to €306 million, giving rise to goodwill of €85 million.
At the time of the acquisition, the RBS consumer finance unit in Europe (RBS ECF) provided services to 2.3 million customers. RBS ECF facilitated installment sales directly and through its partners. It had a significant presence in the credit card business in terms of both individual and corporate customers, and provided consumer finance through various distribution channels. The business acquired in Germany was included in Santander Consumer Bank in December 2008.

x.	Alliance & Leicester plc
On July 14, 2008, Banco Santander, S.A. and Alliance & Leicester plc entered into an agreement in relation to the terms of a recommended acquisition by Banco Santander, S.A. of the entire share capital, whether issued or yet to be issued, of Alliance & Leicester plc.
Under the aforementioned terms, the shareholders of Alliance & Leicester plc received one Banco Santander share for every three shares of Alliance & Leicester plc. Prior to the share exchange date, Alliance & Leicester approved and paid an interim dividend in cash amounting to 18 pence per share.
Key features of the acquisition
•
At the time of the announcement each Alliance & Leicester plc share was worth 299 pence, and the total issued share capital, approximately GBP 1,259 million, whereby the proposed exchange represented a premium of approximately 36.4% on the closing price at July 11, 2008. Considering the above interim dividend, the premium amounted to approximately 44.6% on the aforementioned closing price.

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

•	It will increase the critical mass of the Group’s business in the UK market, as part of our vertical strategy.
•	In-market cost synergies through the Group’s presence in the UK, estimated at GBP 180 million per year (before tax) at the end of 2011.
•	Complementary geographical nature of both distribution networks (Alliance & Leicester has a major presence in the Midlands and Abbey in the London area).

•	Abbey’s expansion process in the SMEs and retail business will be speeded up two to three years.

•	This transaction complies with Santander Group’s financial requirements.
The acquisition was completed on October 10, 2008 through the issuance of 140,950,944 new Banco Santander shares of €0.50 par value each, with a share premium of €10.73 per share, and the capital increase amounted to €1,583 million (share capital: €70 million; share premium: €1,513 million), giving rise to initial goodwill of GBP 442 million (€554 million based on the exchange rate at the acquisition date).
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
Alliance & Leicester contributed total assets of approximately €79 billion at 2008 year-end. The amounts of the main assets, liabilities and contingent liabilities contributed to the Group by this entity are detailed in the related notes to these consolidated financial statements.
In 2008 Alliance & Leicester did not contribute any results to the Group. The information on the results that this entity would have contributed to the Group had it been acquired on January 1, 2008 is not considered to be representative and, therefore, is not disclosed in these notes to the financial statements.
xi.	Acquisition of the distribution channels and retail deposits of Bradford & Bingley
On September 29, 2008, further to the notification by the UK Treasury that Bradford & Bingley plc (B&B) would be taken into public ownership, the Group announced that the retail deposits, the branch network and the related employees would be acquired by Abbey National plc, under the terms and conditions of the Banking (Special Provisions) Act 2008.

According to the statements made by the UK Treasury, all the loans and advances to customers and treasury assets of B&B, including mortgage assets of GBP 41 billion, have been taken into public ownership.
The following were transferred to Abbey:
•	Retail deposits totaling GBP 20 billion; and
•	The direct distribution channels, including 197 commercial branches, 141 agencies (distribution points in third-party premises) and the related employees.
The acquisition price was GBP 612 million, including the transfer of GBP 208 million of capital relating to off-shore companies. The goodwill initially assigned to this business amounted to GBP 160 million (€202 million based on the exchange rate at the transaction date).
xii.	Sale of Porterbrook Leasing Company
On December 8, 2008, Abbey National plc completed the disposal of Porterbrook, its leasing business, through the sale of all the shares of Porterbrook Leasing Company and its subsidiaries to a consortium of investors including Antin Infrastructure Partners (the infrastructure fund sponsored by BNP Paribas), Deutsche Bank and Lloyds TSB, and received approximately GBP 1,600 million in cash. This disposal gave rise to a gain of €50 million (GBP 40 million) recognized under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for 2008 (see Note 49).
xiii.	Sovereign Bancorp Inc. (Sovereign)
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
This agreement entitled the Group to increase its ownership interest to 24.99% through the purchase of shares in the market, but, unless expressly authorized otherwise by the shareholders of Sovereign at a general shareholders’ meeting, the shares purchased for the purpose of this increase had to be deposited in a voting trust and its votes exercised in the same proportion as the votes of the shareholders of Sovereign other than Santander and its shareholders. On May 3, 2007, Sovereign’s shareholders approved an amendment to the entity’s Bylaws which, inter alia, authorizes Santander to exercise the vote relating to the shares held in the voting trust and any other Sovereign shares that Santander might acquire in the future. On May 16, 2007, the voting trust held 4.9% of the voting shares of Sovereign. Santander and Sovereign took the appropriate steps to terminate the voting trust and to transfer the shares held therein to Santander. As from June 6, 2007, Santander could exercise the voting power on 24.7% of Sovereign shares. Except with the consent of the board of directors of Sovereign or through the procedures described below, Santander could not increase its percentage of ownership to over 24.99% until the end of the period established by the Investment Agreement (June 1, 2010, unless a takeover bid is launched by the Group or by a third party before that date).
In 2007 the Group measured its ownership interest in Sovereign and adjusted its value by €1,053 million (see Note 13).
In May 2008 the Group participated in the capital increase carried out by Sovereign through the subscription of shares amounting to USD 312 million and, subsequently, in June 2008 the Bank acquired shares amounting to USD 43 million under the green shoe option.
On October 13, 2008, Banco Santander, S.A. (Santander) and Sovereign Bancorp Inc., the parent of Sovereign Bank, announced that Santander would acquire Sovereign through a share exchange. At the date of the announcement Santander held 24.35% of the outstanding ordinary shares of Sovereign, which were classified as Investments in the 2008 consolidated balance sheet (see Note 13). The capital and finance committee of Sovereign, composed of independent directors, requested that Santander consider acquiring the 75.65% of the company that it did not own. The committee assessed the transaction and recommended it to the company’s board of directors.

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
On January 26, 2009, Banco Santander held an extraordinary general meeting at which the shareholders approved the capital increase to cater for the acquisition of 75.65% of the US entity Sovereign Bancorp Inc., which was agreed upon in October 2008. The resolution was agreed with the vote of 96.9% of the capital present in person or by proxy.
On January 28, 2009, the shareholders at the general shareholders’ meeting of Sovereign approved the acquisition.
On January 30, 2009, the acquisition of Sovereign was completed and Sovereign became a wholly-owned subsidiary of Santander Group. The transaction involved the issue of 0.3206 ordinary shares of Banco Santander for each ordinary share of Sovereign (equivalent to the approved exchange of 0.2924 ADSs adjusted for the dilution arising from the capital increase carried out in December 2008). To this end, 161,546,320 ordinary shares were issued for a cash amount (par value plus share premium) of €1,302,063,339.20.
The volume of assets contributed by the Sovereign business unit to the Group amounts to approximately €48,791 million at the 2009 closing exchange rate, of which approximately €9,568 million relate to Available-for-sale financial assets and €34,605 million to loans and receivables. Also, at December 31, 2009 Sovereign contributed to the Group financial liabilities amounting to approximately €45,364 million and Provisions amounting to €401 million. In the process of allocation of the purchase price, the Group recognized initial goodwill of USD 2,053 million (€1,601 million at the exchange rate at the date of acquisition; €1,425 million at the 2009 closing exchange rate). Additionally, various notes to these consolidated financial statements disclose the amounts of the main assets, liabilities and contingent liabilities contributed to the Group by this entity.
Since the Group obtained control over Sovereign at the end of January 2009, the Group’s income statement for 2009 includes substantially all the losses generated by Sovereign in the year (€25 million).
xiv.	Acquisition of Real Tokio Marine Vida e Previdência
In March 2009 the Santander Brasil Group acquired the 50% of the insurance company Real Tokio Marine Vida e Previdência that it did not already own from Tokio Marine for BRL 678 million (€225 million).
xv.	General Electric Money and Interbanca
The first quarter of 2009 saw the completion of the agreement reached by Banco Santander and GE in March 2008 (see Note 3.b.i above) whereby Banco Santander would acquire the units of GE Money in Germany (already acquired in the fourth quarter of 2008), Finland and Austria and its card (Santander Cards UK Limited) and vehicle financing units in the UK, and GE Commercial Finance would acquire Interbanca, an entity specializing in wholesale banking which was assigned to Banco Santander in the distribution of ABN AMRO’s assets. The initial goodwill arising from the acquisition of the GE business amounted to €558 million at December 2009. The assets contributed by these units consist mainly of loans and advances to customers and represent approximately 1% of the Group’s lending.
xvi.	Banco de Venezuela
On May 22, 2009, Banco Santander announced that it had reached an agreement in principle for the sale of its stake in Banco de Venezuela to the Bolivarian Republic of Venezuela. On July 6, 2009 Banco Santander announced that it had closed the sale of the stake in Banco de Venezuela to Banco de Desarrollo Económico y Social de Venezuela, a public institution of the Bolivarian Republic of Venezuela, for USD 1,050 million, of which USD 630 million were received in cash on that date and the remainder was received before year-end. This sale did not have a material impact on the Group’s consolidated income statement.

xvii.	Triad Financial Corporation
In June 2008 Banco Santander’s executive committee authorized the acquisition by Santander Consumer USA Inc. of the vehicle purchase loan portfolio and an Internet-based direct loan platform (roadloans.com) belonging to the US group Triad Financial Corporation. The acquisition price, USD 615 million, was determined on the basis of an analysis of each individual loan. In July 2009 the aforementioned executive committee authorized Santander Consumer USA Inc. to acquire Triad Financial SM LLC with its remaining portfolio for USD 260 million.
xviii.	Initial public offering of Banco Santander (Brasil) S.A.
On October 13, 2009, the Group subsidiary Banco Santander (Brasil) S.A. (Santander Brasil) closed its initial public offering of 525,000,000 units, each unit representing 55 ordinary shares and 50 preference shares, without par value. The offered securities (units) are share deposit certificates. The units were offered in a global offering consisting of an international tranche in the United States and in other countries other than Brazil, in the form of American depositary shares (ADSs), in which each ADS represented a unit, and a domestic tranche of units in Brazil.
The initial public offering price was BRL 23.50 per unit and USD 13.4033 per ADS.
Additionally, Santander Brasil granted the international underwriters an option, exercisable before November 6, 2009, to purchase an additional 42,750,000 ADSs to cover any over-allotments in connection with the international tranche. Santander Brasil also granted the domestic underwriters an option, exercisable during the same period, to purchase an additional 32,250,000 units to cover any over-allotments in connection with the Brazilian tranche.
Once the global offering was completed and after the underwriters exercised their options, the capital increase amount was BRL 13,182 million (€5,092 million). The free float of Santander Brasil is approximately 16.45% of its share capital, as compared with only 2.0% before the IPO. Santander Brasil undertook to raise the free float to at least 25% of its share capital within three years from the date of the initial public offering in order to maintain its listing on Level 2 of the Bolsa de Valores, Mercadorias e Futuros (BM&FBOVESPA). The ADSs are listed on the New York Stock Exchange.
Santander Group’s net gains from the placement amounted to €1,499 million (see Note 1.h).
Prior to the public offering, on August 14, 2009, the Group transferred to Santander Brasil, through share exchange transactions, all the share capital of certain Brazilian asset management, insurance and banking companies (including Santander Seguros S.A. and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.) which were owned by Santander Group and certain minority shareholders. The total equity of the transferred businesses was valued at BRL 2,500 million. The purpose of these transactions was to consolidate in a single entity Santander Group’s investments in Brazil, thus streamlining the current corporate structure and grouping the ownership interests held by Santander Group and by the minority shareholders in those entities in the share capital of Santander Brasil. As a result of these transactions, the share capital of Santander Brasil was increased by approximately BRL 2,500 million through the issuance of 14,410,886,181 shares, of which 7,710,342,899 were ordinary shares and 6,700,543,282 were preference shares. Additionally, on September 17, 2009, Banco Santander sold to Santander Brasil a loan portfolio consisting of loans to Brazilian companies and their associates abroad for USD 806.3 million.
Santander Brasil agreed with the underwriters, subject to certain exceptions, not to offer, sell or dispose of any of its own shares or securities convertible into or exchangeable for its shares for a 180-day period from the date of the prospectus. Also, Banco Santander and the board members and senior management of Santander Brasil undertook to accept substantially similar lock-up provisions, subject to certain exceptions.
Santander Brasil intends to use the net proceeds from the global offering to expand its business in Brazil by growing its physical presence and increasing its capital base. Santander Brasil also intends to improve its funding structure and, along with its traditional funding sources, increase its credit transactions. In particular, Santander Brasil estimates that it will use the net proceeds from the public offering as follows: (i) 70% to expand its physical infrastructure, which will include the opening of new branches and the installation of additional ATMs, and to fund increased credit transactions in its retail and wholesale banking businesses more efficiently; (ii) 20% to improve its funding structure; and (iii) the remaining 10% to increase its capital base, improving its BIS capital ratio.

Santander Brasil is the third largest private-sector bank in Brazil, the largest bank controlled by an international financial group and the fourth largest bank overall in the country, with a 10.2% market share in terms of assets. Santander Brasil carries on its business activity across the country, although it concentrates its presence in the Southern and South Eastern regions, which accounted for approximately 73.1% of Brazil’s GDP in 2006, where it has one of the largest branch networks, according to the Central Bank of Brazil. Per the consolidated financial statements of Santander Brasil, prepared in accordance with IFRSs, the entity obtained pre-tax profit of BRL 3,800 million in the six-month period ended June 30, 2009, its total assets amounted to BRL 288,900 million at that date and its equity to BRL 51,100 million. Santander Brasil’s BIS ratio was 17.0% at June 30, 2009.
In August 2008, Santander Brasil acquired Banco Real, which was then the fourth largest private-sector Brazilian bank in terms of assets. At the time of the purchase, Santander Brasil was the fifth largest private-sector bank in Brazil in terms of assets. As a result of the acquisition of Banco Real and organic growth, Santander Brasil’s net loan portfolio increased from BRL 44,600 million at June 30, 2008 to BRL 132,300 million at December 31, 2008, and total deposits rose from BRL 46,900 million at June 30, 2008 to BRL 124 billion at December 31, 2008, in both cases as reported in the financial statements of Santander Brasil, prepared in accordance with Brazilian GAAP. In the same period, the active current account holder base of Santander Brasil increased from approximately 3.5 million to around 7.7 million and the distribution channels (branches and on-site customer service units) rose from 1,546 to 3,603 units. The businesses of Banco Real and Santander Brasil were highly complementary before the acquisition. Santander Brasil considers that the acquisition provides considerable opportunities in terms of operational, commercial and technology synergies, building on the best practices of each bank. Banco Real’s strong representation in the states of Rio de Janeiro and Minas Gerais has further enhanced Santander Brasil’s position in the Southern and South Eastern regions of the country, adding to this entity’s already significant presence in those regions, particularly in the State of São Paulo. The acquisition of Banco Real consolidated Santander Brasil’s position as a full-service bank with nationwide coverage, whose size enables it to compete efficiently in its target markets.
The business segments in which Santander Brasil operates are as follows:
•
Commercial Banking, in which Santander Brasil provides a broad range of products and services and centralizes the banking operations of its customers in order to increase cross-selling. The main areas of this business segment are deposit-taking activities, lending, personal loans, credit cards, account overdraft loans, consumer finance, mortgages, corporate lending, BNDES on-lending facilities, agricultural lending, leasing and private banking.

•
Global Wholesale Banking: Santander Brasil is the wholesale banking leader in Brazil and offers financial services and sophisticated structured solutions to its customers. Santander Brasil is based on four core pillars: (1) strengthening customer relationships, (2) emphasis on performance and productivity as a means to ensure growth, (3) risk management and (4) consolidating the global recognition of its brand for product distribution. Santander Brasil’s wholesale banking business provides its customers with a broad range of domestic and international services as well as solutions tailored to the needs of each customer. The products and services of the Global Wholesale Banking segment are offered not only to GB&M (Global Banking & Markets) customers, but also to other corporate and SME customers. The main areas of this segment are global transaction banking, credit markets, corporate finance, equities, rates, market making, proprietary trading and correspondent banking.

•
Asset management and insurance: Santander Brasil engages in the discretionary and non-discretionary management and administration of third-party funds structured in investment funds, pension funds and individual and corporate investment portfolios. Additionally, Santander Brasil offers to its retail and SME customers insurance products, including life and personal injury insurance, homeowner’s insurance, credit insurance, credit card loss and theft insurance, and private retirement plans.

Santander Brasil’s distribution network provides integrated financial products and services to its customers through a variety of channels, including branches and on-site service units (postos de atendimento bancário or PABs) and complementary distribution channels such as ATMs, call centers and direct sales distribution channels like Internet banking. As a result of the acquisition of Banco Real, Santander Brasil expanded its distribution network.
Santander Brasil is subject to certain claims and party to certain legal proceedings incidental to the normal course of its business (including those in connection with its lending activities, relationships with its employees and other commercial or tax matters). The main categories of lawsuits and administrative proceedings to which Santander Brasil is subject include: administrative and judicial actions relating to taxes; class actions involving agreements and settlement of debts with the public sector; suits brought by current or former employees and unions relating to alleged labor rights violations; and civil suits, including suits filed by depositors, relating to the alleged effects of the implementation of various government plans (due to differences regarding monetary adjustments to the remuneration of bank certificates of deposit, which affect the whole system) and consumer law (breach of contract and foreign currency indexation, including administrative proceedings) and to the privatization of Banespa.

When there is a risk of possible loss, Santander Brasil usually settles. In such cases and where litigation arises from a claim, it recognizes a provision for the estimated probable loss based on historical experience for similar claims. Provisions are recognized (1) on a case-by-case basis based on the analysis and legal opinion of internal and external counsel and/or (2) considering the historical average amount of loss for such type of claims. Taking into account the provisions recognized and the legal opinions received, Santander Brasil believes that any liabilities arising from such lawsuits or legal proceedings will not have a material adverse effect on its financial position or results of operations.
Santander Brasil does not recognize contingency provisions when the risk of loss is remote. In this connection, in December 2008 the Brazilian tax authorities issued an infraction notice against Santander Brasil for a total amount of BRL 3,950.2 million (approximately €1,200 million at the exchange rate then prevailing) with respect to income taxes (IRPJ and CSL) for 2002 to 2004. The tax authorities assert that Santander Brasil did not meet the legal requirements for deducting amortization of the goodwill arising from the acquisition of Banespa. Santander Brasil has filed an appeal to the Administrative Council of Tax Appeals (Conselho Administrativo de Recursos Fiscais) against the infraction notice and a ruling is expected within approximately one year. Santander Brasil believes, in accordance with the advice of its external legal counsel, that the Brazilian tax authorities’ position is incorrect, that the grounds to contest this infraction notice are well-founded, and, therefore, that the risk of loss is remote. Accordingly, Santander Brasil has not recognized any provisions in this connection since this issue should not have an impact on its financial statements.
Santander Brasil believes that adequate provisions have been recognized to cater for the costs that will foreseeable be incurred in connection with these various claims and legal proceedings. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on its business, financial position or results of operations. However, since the outcome of such claims and proceedings is uncertain, there is no assurance that the final judgments on these matters will not significantly exceed the provisions recognized. As a result, these final judgments might significantly affect the results for a particular period, depending, among other factors, upon the amount of the penalty imposed and the level of income for that period.
Santander Brasil’s share capital consists of 158,154,602,751 preference shares and 181,989,171,114 ordinary shares. At the time of the public offering, Santander Brasil did not have any treasury shares. Immediately after the offering, Santander Brasil had 212,841,731,754 ordinary shares and 186,202,385,151 preference shares. Following the offering, Banco Santander continues to own, indirectly, 84.2% of Santander Brasil ordinary shares, 82.8% of Santander Brasil preference shares and 83.5% of Santander Brasil’s total share capital.
Santander Brasil intends to recommend to its shareholders a policy to distribute 50% of its adjusted net profit for the year as dividends and/or interest attributed to shareholders’ equity, as required by the Brazilian Companies Law and its Bylaws. The amount of any distributions will depend on many factors, such as the results of operations, cash flow, financial position (including capital position), cash requirements, investment plans, prospects, legal requirements, economic climate and other factors deemed relevant by the board of directors and shareholders.
Before they decided to purchase Santander Brasil units and ADSs, potential investors in Santander Brasil were warned of the risks and other issues, including, among others, the risks relating to Brazil, to Santander Brasil and the Brazilian financial services industry and the risks relating to the units and ADSs themselves, since one or more of these matters could negatively impact Santander Brasil’s business or financial performance and its ability to implement its business strategy successfully.
*       *       *       *       *
The cost, total assets and total income of the other consolidated companies acquired and disposed of in the last three years were not material with respect to the related consolidated totals.

c)	Off-shore entities
The Group currently has 23 subsidiaries resident in off-shore territories, including the remaining entities of Santander UK (formerly Abbey, Alliance & Leicester and Bradford & Bingley) and the entities included in the Group as a result of the acquisition of Santander Holding USA (formerly Sovereign Bank).
At present five of these subsidiaries are in liquidation, of which three are merely awaiting derecognizing, and the liquidation of a further four subsidiaries is expected to commence in 2010.
Following the above-mentioned planned disposals, the Group will have a total of 14 off-shore subsidiaries. These entities have 173 employees, located mainly in Jersey and the Isle of Man, and are classified by activity as detailed below:
i.	Operating subsidiaries engaging in banking or financial activities or in services:
•	Santander Trade Services Limited (Hong Kong), an intermediary in export documentary credits.
•	Abbey National International Limited in Jersey, which engages in remote banking for British customers not resident in the UK, to whom it offers traditional savings products.
•	Alliance & Leicester International Limited and Bradford & Bingley International Limited, two banks located in the Isle of Man which focus on attracting funds through savings accounts and deposits.
ii.	Scantly active, inactive or mere asset holding subsidiaries:
•	Alliance & Leicester International Holdings Limited, in the Isle of Man, whose only assets are the shares of Alliance & Leicester International Limited.

•	Banco Santander (Panamá), S.A., which conducts a scant banking activity.

•	Serfin International Bank and Trust, Limited (Cayman Islands), a bank which is virtually inactive.
•	Baker Street Risk and Insurance (Guernsey) Limited, an insurance company located in Guernsey which has a residual portfolio and is expected to be liquidated in the medium term.

•	Whitewick Limited, an inactive company located in Jersey.
iii.	Issuing companies
The Group has five issuing companies located in the following jurisdictions:
Issuers of preferred participating securities:
•	Banesto Holdings, Ltd. (Guernsey)

•	Totta & Açores Financing, Limited (Cayman Islands)
Issuers of debt:
•	Santander Central Hispano Financial Services, Ltd. (Cayman Islands)

•	Santander Central Hispano International, Ltd. (Cayman Islands)

•	Santander Central Hispano Issuances, Ltd. (Cayman Islands)
The preference share and subordinated debt issues launched by the aforementioned issuers were authorized by the Bank of Spain or the Bank of Portugal as computable for eligible capital calculation purposes. Once the issues launched by these issuers have been redeemed, these entities will be liquidated.

The individual results of these subsidiaries, calculated in accordance with local accounting principles, are shown in the Appendixes to these notes to the consolidated financial statements together with other data thereon.
It should be noted that the individual results include transactions performed with other Group companies, such as dividend collection, recognition and reversal of provisions and corporate restructuring results which, in accordance with accounting standards, are eliminated on consolidation in order to avoid the duplication of profit or the recognition of intra-Group results. Individual results also include the profit attributable to the holders of preference shares securities. Therefore, they are not representative of the Group’s operations in these countries or of the results contributed to Santander Group.
The main banks and companies, whose activities are detailed above, contributed a profit of approximately €24 million to the Group’s consolidated profit in 2009.
Additionally, the Group has seven branches, one located in Hong Kong, three in the Cayman Islands and three in the Isle of Man. Two of these branches are expected to be dissolved in 2010. These branches report to, and consolidate their balance sheets and income statements with, their respective parents, and have 81 employees.
Spain is expected to enter into information exchange agreements with the Cayman Islands, Hong Kong and Panama, as a result of which these countries and territories would cease to be considered tax havens for the purposes of Spanish legislation. Once these agreements become effective, the Group will have eight units (seven subsidiaries and one branch) resident for tax purposes in off-shore territories, namely the Isle of Man, Jersey and Guernsey. Although it is possible that agreements will also be entered into with these last-mentioned jurisdictions, it should be noted that, according to the list published by the OECD, none of these three jurisdictions is considered a tax haven.
Also, the Group controls, from Brazil, a securitization special-purpose vehicle in the Cayman Islands, called Brazil Foreign Diversified Payment Rights Finance Company, and it manages a protected cell company in Guernsey, called Guaranteed Investment Product 1 PCC, Ltd. Additionally, the Group has, directly or indirectly, various financial investments located in tax havens including, inter alia, Asiabridge Fund I LLC in Mauritius (21.14%), The HSH Coinvest (Cayman) Trust B in the Cayman Islands, Olivant Limited in Guernsey (9.00%), Algebris Global Financials Fund in the Cayman Islands (9.15%) and JC Flowers III in the Cayman Islands, and it holds a 7.2% ownership interest in the Cayman Islands branch of Companhia Brasileira de Meios de Pagamento S.A. (now Cielo S.A.).
The Group has 13 subsidiaries domiciled in off-shore territories that are not considered to be off-shore entities since they are resident for tax purposes in, and operate exclusively from, the UK. The Group also has six subsidiaries and one branch located in the Bahamas (three of which engage in banking activities) and it has financial investments in this country, which ceased to be considered a tax haven for the purposes of Spanish legislation as a result of the information exchange agreement entered into between the Kingdom of Spain and the Commonwealth of The Bahamas.
*       *       *       *       *
The Group has established the proper procedures and controls (risk management, supervision, verification and review plans and periodic reports) to prevent reputation and legal risk arising at these entities. Also, the Group has continued to implement its policy to reduce the number of off-shore units, as illustrated above. The financial statements of the Group’s off-shore units are audited by member firms of Deloitte.

4.	Distribution of the Bank’s profit and Earnings per share
a)	Distribution of the Bank’s profit
The distribution of the Bank’s net profit for 2009 that the board of directors will propose for approval by the shareholders at the general shareholders’ meeting is as follows:

Millions
of euros

Distribution of dividends already paid prior to the general shareholders’ meeting (€3,939.9 million) and acquisition of bonus share rights from the shareholders which, under the Santander Dividendo Elección program, opted to receive in cash remuneration equivalent to the second interim dividend (€182.0 million)	4,122
Of which:
Distributed at December 31, 2009 (*)	1,285
Third interim dividend -declared in December 2009- (*)	1,012
Fourth interim dividend	1,825

To voluntary reserves	29

Net profit for the year	4,151

(*)	Recognized under Shareholders’ equity — Dividends and remuneration.
In addition to the €4,122 million indicated above, a further €797 million were allocated to the remuneration of shareholders under the new shareholder remuneration scheme (Santander Dividendo Elección) approved by the shareholders at the annual general meeting held on June 19, 2009, whereby the Bank offered shareholders the possibility to opt to receive an amount equivalent to the second interim dividend out of 2009 profit in cash or new shares. The other three interim dividends will be paid in cash. For these purposes, the executive committee of Banco Santander, at its meeting held on October 13, 2009, resolved to carry out a capital increase with a charge to voluntary reserves as approved by the shareholders at the annual general meeting of June 19, 2009 (see Note 31.a).
The provisional accounting statements prepared by the Bank pursuant to legal requirements evidencing the existence of sufficient funds for the distribution of the interim dividends were as follows:

	Millions of euros
	05/31/09	09/30/09	12/31/09	12/31/09
	First	Second	Third (*)	Fourth (*)

Profit after tax	1,630	3,328	4,151	4,151
Dividends paid	—	(1,103)	(1,285)	(2,297)
	1,630	2,225	2,866	1,854

Interim dividends in cash	1,103	182	1,012	1,825

Accumulated interim dividends	1,103	1,285	2,297	4,122
Gross dividend per share (euros)	0.13523	0.12	0.12294	0.22183
Date of payment	08/01/09	11/01/09	02/01/10	05/01/10

(*)	Dividends not distributed at December 31, 2009.
The board of directors will propose to the shareholders at the general shareholders’ meeting that remuneration of €0.60 per share be paid out of 2009 profit.

b)	Earnings per share in ordinary activities and discontinued operations
i.	Basic earnings per share
Basic earnings per share are calculated by dividing the net profit attributable to the Group by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.
Accordingly:

	12/31/09	12/31/08	12/31/07

Profit attributable to the Group (thousands of euros)	8,942,538	8,876,414	9,060,258
Profit from discontinued operations (net of minority interests) (thousands of euros)	27,431	310,804	896,222
Profit from continuing operations (net of minority interests) (thousands of euros)	8,915,107	8,565,610	8,164,036

Weighted average number of shares outstanding	8,075,814,950	6,802,545,788	6,693,869,621
Assumed conversion of convertible debt	478,409,443	468,923,871	108,029,643

Adjusted number of shares	8,554,224,393	7,271,469,659	6,801,899,264

Basic earnings per share (euros)	1.0454	1.2207	1.3320

Basic earnings per share from discontinued operations (euros)	0.0032	0.0427	0.1318

Basic earnings per share from continuing operations (euros)	1.0422	1.1780	1.2003

ii.	Diluted earnings per share
In calculating diluted earnings per share, the amount of profit attributable to ordinary shareholders and the weighted average number of shares outstanding, net of treasury shares, are adjusted to take into account all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).
Accordingly, diluted earnings per share were determined as follows:

	12/31/2009	12/31/2008	12/31/2007

Profit attributable to the Group (thousands of euros)	8,942,538	8,876,414	9,060,258
Profit from discontinued operations (net of minority interests) (thousands of euros)	27,431	310,804	896,222
Profit from continuing operations (net of minority interests) (thousands of euros)	8,915,107	8,565,610	8,164,036
Dilutive effect of changes in profit for the year arising from potential conversion of ordinary shares	—	—	—

Weighted average number of shares outstanding	8,075,814,950	6,802,545,788	6,693,869,621
Assumed conversion of convertible debt	478,409,443	468,923,871	108,029,643
Dilutive effect of options	59,108,134	44,244,806	66,362,931

Adjusted number of shares	8,613,332,527	7,315,714,465	6,868,262,195

Diluted earnings per share (euros)	1.0382	1.2133	1.3191

Diluted earnings per share from discontinued operations (euros)	0.0032	0.0425	0.1305

Diluted earnings per share from continuing operations (euros)	1.0350	1.1709	1.1887

The calculation of the weighted average number of shares outstanding for 2008 included the adjustment arising from the capital increase with pre-emptive subscription rights carried out in December 2008 (see Note 31).

5.	Remuneration and other benefits paid to the Bank’s directors and senior managers
a)	Remuneration of directors
i.	Bylaw-stipulated directors’ emoluments and attendance fees
Article 58 of the Bank’s current Bylaws approved by the shareholders at the general shareholders’ meeting held on June 21, 2008 provides that the share in the Bank’s profit for each year that the directors will be entitled to receive for discharging their duties as members of the board of directors -annual emolument and attendance fees- will be equal to 1% of the Bank’s net profit for the year. However, the board of directors may resolve to reduce this percentage. In the previous Bylaws, this percentage represented the limit only with respect to the annual emolument and did not include attendance fees.
The amount set by the board of directors for 2009, calculated pursuant to the aforementioned Article 58 of the Bylaws, was 0.144% of the Bank’s profit for 2009 (2008: 0.124% in like-for-like terms; 2007: 0.157% in like-for-like terms).
At the proposal of the appointments and remuneration committee, the directors at the board meeting held on December 21, 2009 resolved to set the annual emolument for 2009 at the same amounts as those paid out of the 2008 profit.
Previously, at the board meeting held on December 22, 2008, under the powers conferred on them, the directors had resolved to reduce by 10% the annual emolument corresponding to the directors for 2008, and established the following amounts in this connection (the respective proportional amounts were allocated to any directors who did not sit on the board for the whole year): each board member received a gross emolument of €106.3 thousand in 2009 and 2008 (2007: €118.1 thousand) and, additionally, each member of the following board committees received the following gross emoluments in 2009 and 2008: executive committee, €213.2 thousand (2007: €236.9 thousand); audit and compliance committee, €50 thousand (2007: €55 thousand); appointments and remuneration committee, €30 thousand (2007: €33 thousand). Also, the first deputy chairman and the fourth deputy chairman received a gross amount of €36 thousand each in 2009 and 2008 (2007: €40 thousand).
Furthermore, the directors receive fees for attending board and committee meetings, excluding executive committee meetings, since no attendance fees are received for this committee.
The amounts of the fees for attending the meetings of the board of directors and of the board committees (excluding the executive committee) were the same in 2009 and 2008 and will remain unchanged as from January 1, 2010, in accordance with the proposal made by the appointments and remuneration committee at its meeting on December 17, 2009 and approved by the directors at the board meeting on December 21, 2009. These attendance fees were approved by the directors at the board meeting held on December 17, 2007 in the following amounts:
•	Board of directors: €2,540 for resident directors and €2,057 for non-resident directors.

•	Risk committee and audit and compliance committee: €1,650 for resident directors and €1,335 for non-resident directors.

•	Other committees: €1,270 for resident directors and €1,028 for non-resident directors.

ii.	Salaries
Following is the detail of the salaries received by the Bank’s executive directors: Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr. Francisco Luzón López and Mr. Juan Rodríguez Inciarte, who took office as member of the board of directors on March 24, 2008.

	Thousands of euros
	2009	2008	2007 (*)

Total salaries	25,784	25,489	24,315
Of which: variable remuneration in cash (or bonus)	15,240	15,240	16,088

(*)	The balances for 2007 do not include the remuneration for Mr. Juan Rodríguez Inciarte and, therefore, they are not comparable.
The amounts of fixed salary remuneration received by the executive directors in 2009 were approved by the directors at the board meeting held on December 22, 2008, at the proposal of the appointments and remuneration committee, with the exception of the fixed salary remuneration of Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, which was approved by the directors at the board meeting held on January 26, 2009, at the proposal of the appointments and remuneration committee.
Also, at the meeting held on December 17, 2009, the appointments and remuneration committee proposed to the board of directors that the variable salary remuneration to be received in cash (or bonus) by all the executive directors in 2009 be maintained at the same amounts as in 2008. This proposal was approved by the directors at the board meeting held on December 21, 2009. Previously, at the board meetings of December 22, 2008 and January 26, 2009, the directors had resolved to reduce these amounts by 15% with respect to 2007 (10% in the case of Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea).

iii.	Detail by director
The detail, by director, of the remuneration earned by the Bank’s directors in 2009 is as follows:

	Thousands of euros
	2009												2008	2007
	Bylaw-stipulated emoluments
										Other
	Annual emolument				Attendance fees		Salary of executive directors (1)			remuneration
								Variable
				Appointments				remuneration
			Audit and	and				in cash (or		Share
		Executive	compliance	remuneration		Other	Fixed	bonus)		plan
Directors	Board	committee	committee	committee	Board	fees	remuneration	(a)	Total	(b)	Other	Total	Total	Total
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	106	213	—	—	25	5	1,344	1,987	3,331	310	1	3,992	5,420	3,910
Mr. Fernando de Asúa Álvarez	142	213	50	30	25	188	—	—	—	—	—	647	642	677
Mr. Alfredo Sáenz Abad	106	213	—	—	25	5	3,703	4,745	8,447	837	602	10,237	9,295	9,604
Mr. Matías Rodríguez Inciarte	106	213	—	—	25	162	1,710	2,503	4,213	398	221	5,339	6,541	5,154
Mr. Manuel Soto Serrano	142	—	50	30	25	31	—	—	—	—	—	277	274	306
Assicurazioni Generali, SpA.	123	—	—	—	10	—	—	—	—	—	—	134	140	143
Mr. Antonio Basagoiti García-Tuñón	106	213	—	—	25	158	—	—	—	—	7	510	517	523
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	106	213	—	—	25	5	1,294	1,786	3,081	203	13	3,647	4,021	3,517
Mr. Francisco Javier Botín-Sanz de Sautuola y O’Shea (2)	106	—	—	—	23	—	—	—	—	—	—	129	129	143
Lord Terence Burns	106	—	—	—	19	—	—	—	—	—	—	125	123	135
Mr. Guillermo de la Dehesa Romero	106	213	—	30	25	11	—	—	—	—	—	386	384	427
Mr. Rodrigo Echenique Gordillo (**)	106	213	—	30	25	10	—	—	—	—	33	418	443	562
Mr. Antonio Escámez Torres	106	213	—	—	23	157	—	—	—	—	38	537	535	550
Mr. Francisco Luzón López	106	213	—	—	25	3	1,505	2,753	4,258	333	872	5,811	6,851	5,620
Mr. Abel Matutes Juan	106	—	50	—	20	16	—	—	—	—	—	192	194	213
Mr. Juan Rodríguez Inciarte (*)	106	—	—	—	25	106	987	1,466	2,453	322	108	3,121	3,830	—
Mr. Luis Ángel Rojo Duque	106	—	50	30	15	24	—	—	—	—	—	225	229	249
Mr. Luis Alberto Salazar-Simpson Bos	106	—	50	—	25	21	—	—	—	—	—	202	198	214
Ms. Isabel Tocino Biscarolasaga (***)	106	—	—	—	25	—	—	—	—	—	—	132	129	103
Mutua Madrileña Automovilística (3)	—	—	—	—	—	—	—	—	—	—	—	—	—	153

Total 2009	2,108	2,132	248	149	440	900	10,544	15,240	25,784	2,403	1,897	36,061	—	—

Total 2008	2,084	2,132	248	149	411	942	10,249	15,240	25,489	6,612	1,827	—	39,894	—

Total 2007	2,324	2,370	275	165	424	813	8,227	16,088	24,315	—	1,517	—	—	32,203

(*)
Appointed as member of the Bank’s board of directors on January 28, 2008, Mr. Juan Rodríguez Inciarte took office on March 24, 2008. He was appointed as a member of the risk committee on March 24, 2008.

(**)	Ceased to be a member of the risk committee on March 24, 2008.

(***)
Appointed by co-optation by the board of directors at its meeting on March 26, 2007, Ms. Isabel Tocino Biscarolasaga took office at the meeting held on April 23, 2007. Her appointment was ratified by the shareholders at the annual general meeting held on June 23, 2007.

(a)	Relating to 2009.

(b)	Amounts received in 2009 in respect of the variable remuneration in shares granted through the Plan I09 approved by the shareholders at the general shareholders’ meeting held on June 23, 2007.

(1)
Recognized under Personnel expenses in the income statement of the Bank, except for the salary of Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, which is recognized at Banco Español de Crédito, S.A.

(2)	Amounts contributed to Marcelino Botín Foundation.

(3)	Ceased to be a director on December 19, 2007.

iv.	Other remuneration
Remuneration under the share plan
The amount at December 31, 2009 relates to the variable remuneration received in the form of Banco Santander, S.A. shares by the Bank’s directors in 2009 under the I09 incentive plan (Plan I09) approved by the shareholders at the general shareholders’ meeting on June 23, 2007. As established in the aforementioned plan, the number of shares to be received was determined by the degree of achievement of the targets to which it was tied, and fell short of the maximum number established (see Note 5.d.ii).
Also, the amount at December 31, 2008 relates to the variable share-based remuneration received in 2008 by the Bank’s directors through the exercise of Banco Santander, S.A. share options granted under the I06 incentive plan (Plan I06) approved by the shareholders at the annual general meeting of Banco Santander, S.A. held on June 18, 2005 and, in the case of Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, through the delivery of shares of Banco Español de Crédito, S.A. under an incentive plan for executives of this entity approved by the shareholders at its annual general meeting held on February 28, 2006, for a total of €6,612 thousand (see Note 5.d.i).
Other
The amounts recorded under Other remuneration — Other in the foregoing table include, inter alia, the life and medical insurance costs borne by the Group relating to the Bank’s directors.
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

		Thousands of euros
	Company	2009	2008	2007

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	Shinsei Bank, Ltd.	30.1	53.0	50.1
Mr. Fernando de Asúa Álvarez	Cepsa	100.2	97.2	97.2
Mr. Antonio Escámez Torres	Attijariwafa Bank Société Anonyme	5.0	14.8	9.9

		135.3	165.0	157.2

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos ceased to discharge his duties as director of Shinsei Bank, Ltd. on June 23, 2009 and received compensation of €73.1 thousand.
Also, in 2008, 2007, 2006 and 2005 Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos had received, in each year, options to acquire shares of Shinsei Bank, Ltd. (Shinsei), the detail being as follows: 10,000 shares at a price of JPY 416 each in 2008; 10,000 shares at a price of JPY 555 each in 2007; 25,000 shares at a price of JPY 825 each in 2006; and JPY 601 each in 2005. At December 31, 2009, the market price of the Shinsei share was JPY 101 and, therefore, regardless of the stipulated exercise periods, the options granted in those years would not have given rise to any gains had they been exercised.
Mr. Fernando de Asúa ceased to discharge his duties as director of Cepsa on October 1, 2009 after the Group sold its ownership interest in that company.
Furthermore, other directors of the Bank earned a total of €663 thousand in 2009 as members of the boards of directors of Group companies (2008: €729 thousand; 2007: €750 thousand), the detail being as follows: Lord Burns (Santander UK Plc), €585 thousand; Mr. Rodrigo Echenique (Banco Banif, S.A.), €36 thousand; and Mr. Matías Rodríguez Inciarte (U.C.I., S.A.), €42 thousand.

c)	Post-employment and other long-term benefits
The total balance of supplementary pension obligations assumed by the Group over the years to its current and retired employees (covered mostly by in-house provisions which amounted to €10,629 million at December 31, 2009), includes the obligations to those who have been directors of the Bank during the year and who discharge (or have discharged) executive functions. The total pension obligations to these directors, together with the total sum insured under life insurance policies and other items, amounted to €292 million at December 31, 2009 (December 31, 2008: €311 million; December 31, 2007: €264 million).
The following table provides information on: (i) the pension obligations assumed and covered by the Group; and (ii) other insurance -the premiums of which are paid by the Group, the related cost being included in the Other remuneration column in the table in Note 5.a.iii-, in both cases in respect of the Bank’s executive directors:

	Thousands of euros
	2009		2008		2007
	Accrued		Accrued		Accrued
	pension	Other	pension	Other	pension	Other
	obligations	insurance	obligations	insurance	obligations	insurance

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	24,642	—	25,579	—	22,926	—
Mr. Alfredo Sáenz Abad	85,740	11,108	80,049	10,785	68,070	9,378
Mr. Matías Rodríguez Inciarte	52,536	5,131	50,894	4,982	44,226	4,529
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	23,775	1,403	21,737	1,403	17,975	1,403
Mr. Francisco Luzón López	53,513	9,031	53,083	7,624	45,468	7,624
Mr. Juan Rodríguez Inciarte	10,969	2,961	9,918	2,875	—	—

	251,175	29,634	241,260	27,669	198,665	22,934

The amounts in the Accrued pension obligations column in the foregoing table relate to the accrued present actuarial value of the future annual payments to be made by the Group. These amounts were obtained using actuarial calculations and cover the obligations to pay the respective calculated pension supplements. In the case of Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte and Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, these supplements were calculated as 100% of the sum of the fixed annual salary received at the date of effective retirement plus 30% of the arithmetical mean of the last three variable remuneration payments received. In addition, in the case of Mr. Francisco Luzón López, to the amount thus calculated will be added the amounts received by him in the year before retirement or early retirement in his capacity as a member of the board of directors or the committees of the Bank or of other consolidable Group companies and, in the case of Mr. Juan Rodríguez Inciarte, 100% of the gross fixed annual salary received at the date of effective retirement.
On December 17, 2007, March 24, 2008, July 21, 2008 and April 28, 2009, the board of directors of the Bank resolved to authorize a change in the contracts of the executive directors and the other members of the Bank’s senior management -the senior management- granting them the right, on the date of retirement -or pre-retirement, as appropriate- to opt to receive their accrued pensions -or amounts similar thereto- in the form of an annuity or a lump sum i.e. in one single payment, in full but not in part. In order to maintain the financial neutrality for the Group, the amount to be received in the form of a lump sum by the commitment beneficiary at the date of retirement must be the aliquot part of the market value of the assets assigned to cover the mathematical provisions of the policy instrumenting these commitments to senior management. The senior management who are still in service on reaching the age of retirement -or who at the date of the contract entered into have passed the age of retirement- must state whether they wish to opt for this form of benefit. Should the senior management subsequently die whilst still in service and prior to retirement, the lump sum of the pension will correspond to his/her heirs. Also, by virtue of the aforementioned resolutions of the board of directors, these contracts were adapted to the current Bylaws (Articles 49.2 and 58.4) and to the new pensions regime.

In 2009, Mr. Emilio Botín Sanz de Sautuola y García de los Ríos and Mr. Alfredo Sáenz Abad, who have passed the age of retirement, exercised the option to receive their respective accrued pensions as a lump sum on the date of effective retirement. The amounts included in the foregoing table in respect of the pensions accruing to these directors are those relating to the aforementioned lump sums, and no further amounts will accrue in respect of pensions after the retirement dates. The lump sums will be updated at the agreed-upon interest rate.
Furthermore, at the board meeting held on December 21, 2009, the Bank’s directors resolved that the executive directors -and other members of senior management who are beneficiaries or defined benefit plans and have not reached the age of retirement- may opt, upon reaching the age of 60 and on each of their following birthdays until they are 64 years of age, to receive their accrued pensions as a lump sum, which will be determined at the exercise date of this option and which they (or their heirs in the event of death) will be entitled to receive when they retire or are declared to be disabled. The exercise of this option will mean that no further pension benefit will accrue and the lump sum to be received, which will be updated at the agreed- upon interest rate, will be fixed. Also, any person who exercises this option must undertake not to retire early or to retire, in both cases at his/her own request, within two years from the exercise date.
Lastly, the board of directors resolution referred to in the preceding paragraph also regulated the impact of the deferral of the computable variable remuneration on the determination of the pension obligations (or similar amounts), in the form of an annuity or a lump sum, for pre-retirement, early retirement or normal retirement.
Pension provisions recognized and reversed in 2009 amounted to €5,703 thousand and €4 thousand, respectively (2008: €26,974 thousand and €11 thousand, respectively; 2007: €21,615 thousand and €580 thousand, respectively).
Additionally, other directors have life insurance policies the cost of which is borne by the Group, the related insured sum being €3 million at December 31, 2009 (2008 and 2007: €3 million each year). Also, the payments made in 2009 to the members of the board entitled to post-employment benefits amounted to €2.6 million.

d)	Deferred variable share-based remuneration systems
The detail of these plans granted to directors (see Note 47) is as follows:
i)	Plan I06 (see Note 47)
In 2004 a long-term incentive plan (I06) was designed which, consisting of options on shares of the Bank, is tied to the achievement of two targets which were achieved. The exercise period was from January 15, 2008 to January 15, 2009. The executive directors are beneficiaries of this plan; the number of Bank share options held by them is indicated below:

	Rights		Rights granted	Rights exercised
	at				Number		Market	Remuneration	Rights		Rights		Date of	Date of
	December 31,	Exercise		Number of	of shares	Exercise	price	allocated	at	Number of	at	Exercise	commencement	expiry of
	2005,	price		rights	acquired	price	applied	(thousands	December 31,	rights	December 31,	price	of exercise	exercise
	2006 and 2007	(euros)	Number	exercised	(***)	(euros)	(euros)	of euros)	2008	cancelled	2009	(euros)	period	period
Plan I06
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	541,400	9.09	—	(541,400)	541,400	9.09	12.40	1,780	—	—	—	—	—	—
Mr. Alfredo Sáenz Abad	1,209,100	9.09	—	—		—	—	—	1,209,100	(1,209,100)	—	9.09	01/15/08	01/15/09
Mr. Matías Rodríguez Inciarte	665,200	9.09	—	(332,600)	67,901	9.09	14.12	1,661	332,600	(332,600)	—	9.09	01/15/08	01/15/09
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	293,692	9.09	—	—		—	—	—	293,692	(293,692)	—	9.09	01/15/08	01/15/09
Mr. Francisco Luzón López	639,400	9.09	—	(300,000)	60,656	9.09	14.04	1,473	339,400	(339,400)	—	9.09	01/15/08	01/15/09
Mr. Juan Rodríguez Inciarte (**)	419,000	9.09	—	(419,000)	419,000	9.09	11.72	1,090	—	—	—	—	—	—

	3,767,792	9.09		(1,593,000)				6,004	2,174,792	(2,174,792)	—	9.09

(*)	Approved by Banesto’s shareholders at its general shareholders’ meeting on February 28, 2006.

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

As detailed in the foregoing table, the remuneration allocated to executive directors due to the exercise of Banco Santander, S.A. share options under the I06 incentive plan (see Note 47) amounted to €6,004 thousand in 2008. Additionally, the remuneration allocated to Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea due to the delivery of Banesto shares under the incentive plan for executives approved by the shareholders at the general shareholders’ meeting of this entity on February 28, 2006 amounted to €608 thousand. The share options under Plan I06 that had not been exercised at December 31, 2008 expired on January 15, 2009.
ii)	Performance share plan (see Note 47)
This plan, which provides for deferred variable remuneration in shares of the Bank, will involve successive three-year cycles of share deliveries to the beneficiaries, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end.
The table below shows the maximum number of rights granted to each executive director in each cycle and the number of shares received under the I09 incentive plan (Plan I09). As established in this plan, the number of shares received was determined by the degree of achievement of the targets to which the plan was tied, and fell short of the maximum number.

	Rights	Rights	Shares	Rights	Rights
	at December 31,	granted	delivered	cancelled	at December 31,	Grant	Share delivery
	2008	(number)	(number)	(number)	2009	date	deadline

Plan I09:
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	41,785	—	(37,937)	(3,848)	—	06/23/07	07/31/09
Mr. Alfredo Sáenz Abad	110,084	—	(99,945)	(10,139)	—	06/23/07	07/31/09
Mr. Matías Rodríguez Inciarte	53,160	—	(48,264)	(4,896)	—	06/23/07	07/31/09
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	27,929	—	(25,357)	(2,572)	—	06/23/07	07/31/09
Mr. Francisco Luzón López	44,749	—	(40,628)	(4,121)	—	06/23/07	07/31/09
Mr. Juan Rodríguez Inciarte (**)	43,322	—	(39,332)	(3,990)	—	06/23/07	07/31/09

	321,029	—	(291,463)	(29,566)	—

Plan I10:
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	62,589	—	—	—	62,589	06/23/07	07/31/10
Mr. Alfredo Sáenz Abad	164,894	—	—	—	164,894	06/23/07	07/31/10
Mr. Matías Rodríguez Inciarte	79,627	—	—	—	79,627	06/23/07	07/31/10
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	41,835	—	—	—	41,835	06/23/07	07/31/10
Mr. Francisco Luzón López	67,029	—	—	—	67,029	06/23/07	07/31/10
Mr. Juan Rodríguez Inciarte (**)	64,983	—	—	—	64,983	06/23/07	07/31/10

	480,957	—	—	—	480,957

Plan I11:
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	68,848	—	—	—	68,848	06/21/08	07/31/11
Mr. Alfredo Sáenz Abad	189,628	—	—	—	189,628	06/21/08	07/31/11
Mr. Matías Rodríguez Inciarte	87,590	—	—	—	87,590	06/21/08	07/31/11
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (***)	46,855	—	—	—	46,855	06/21/08	07/31/11
Mr. Francisco Luzón López	77,083	—	—	—	77,083	06/21/08	07/31/11
Mr. Juan Rodríguez Inciarte	50,555	—	—	—	50,555	06/21/08	07/31/11

	520,559	—	—	—	520,559

Plan I12:
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	—	82,941	—	—	82,941	06/19/09	07/31/12
Mr. Alfredo Sáenz Abad	—	228,445	—	—	228,445	06/19/09	07/31/12
Mr. Matías Rodríguez Inciarte	—	105,520	—	—	105,520	06/19/09	07/31/12
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	—	56,447	—	—	56,447	06/19/09	07/31/12
Mr. Francisco Luzón López	—	92,862	—	—	92,862	06/19/09	07/31/12
Mr. Juan Rodríguez Inciarte	—	60,904	—	—	60,904	06/19/09	07/31/12

	—	627,119	—	—	627,119

(*)
Without prejudice to the Banesto shares relating to Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea by virtue of the Banesto Share-Based Payment Incentive Plan approved by the shareholders at the general shareholders’ meeting of Banesto held on June 27, 2007, the maximum number of shares shown in the foregoing table relates to the aforementioned executive director, based on the resolution adopted at the aforementioned general shareholders’ meeting.

(**)	Mr. Juan Rodríguez Inciarte was appointed as member of the board of directors in 2008. The data on his rights include the rights granted to him as an executive prior to his appointment as director.

(***)
Without prejudice to the Banesto shares that might correspond to Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea by virtue of the Banesto Share-Based Incentive Plan approved by the shareholders at the general shareholders’ meeting of Banesto held on February 24, 2010, the maximum number of shares shown in the foregoing table relates to the aforementioned executive director in accordance with the resolution adopted at Banesto’s general shareholders’ meeting.

iii)	Obligatory investment share plan
Pursuant to the obligatory investment share plan (see Note 47), the current executive directors also acquired as deferred share-based variable remuneration, prior to February 29, 2008, February 28, 2009 and February 28, 2010, the number of Bank shares shown in the table below, which involved an investment of €1.5 million in 2008, €0.8 million in 2009 and €1.5 million in 2010. Executive directors who hold the shares acquired through the obligatory investment and remain in the Group’s employ for three years from the date on which the obligatory investment is made will be entitled to receive the same number of Bank shares as that composing their initial obligatory investment.
The general shareholders’ meeting of June 19, 2009 introduced, for the third cycle, a requirement additional to that of remaining in the Bank’s employ, i.e. that in the three-year period from the investment in the shares none of the following circumstances should arise: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations (including, in particular, risks regulations) applicable to the executive in question; or (iii) a material restatement of the Entity’s financial statements, except when it is required pursuant to a change in accounting standards.

	3rd cycle	2nd cycle	1st cycle
Executive directors	2010-2012	2009-2011	2008-2010

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	20,515	19,968	16,306
Mr. Alfredo Sáenz Abad	49,000	47,692	37,324
Mr. Matías Rodríguez Inciarte	25,849	25,159	20,195
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	18,446	16,956	13,610
Mr. Francisco Luzón López	28,434	27,675	22,214
Mr. Juan Rodríguez Inciarte	15,142	14,738	14,617

	157,386	152,188	124,266

(*)
In accordance with the resolution adopted by the shareholders at the general shareholders’ meeting of Banco Santander held on June 23, 2007, the maximum number of shares relating to Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea for the 2008-2010 cycle is that shown in the foregoing table, as approved by the general shareholders’ meeting of Banesto held on June 27, 2007. Also, the maximum number of shares relating to Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea for the 2009-2011 and 2010-2012 cycles as beneficiary of this plan is in line with the resolution adopted by the shareholders at the general shareholders’ meeting of Banco Santander held on June 21, 2008 and by the shareholders at the general shareholders’ meeting of Banesto held on February 24, 2010.

e)	Loans
The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below. These transactions were made on an arm’s-length basis or the related compensation in kind was charged:

	Thousands of euros
	2009			2008			2007
	Loans and			Loans and			Loans and
	credits	Guarantees	Total	credits	Guarantees	Total	credits	Guarantees	Total

Mr. Alfredo Sáenz Abad	16	—	16	25	—	25	6	—	6
Mr. Matías Rodríguez Inciarte	7	10	17	20	10	30	18	10	28
Mr. Manuel Soto Serrano	—	—	—	5	—	5	4	—	4
Mr. Antonio Basagoiti García-Tuñón	47	1	48	66	1	67	94	1	95
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	3	—	3	5	—	5	—	—	—
Mr. Javier Botín-Sanz de Sautuola y O’Shea	2	—	2	—	—	—	—	—	—
Mr. Rodrigo Echenique Gordillo	9	—	9	12	—	12	7	—	7
Mr. Antonio Escámez Torres	1,488	—	1,488	1,473	—	1,473	309	—	309
Mr. Francisco Luzón López	5,004	—	5,004	1,649	—	1,649	722	—	722
Mr. Juan Rodríguez Inciarte	421	—	421	465	—	465	—	—	—
Mr. Luis Alberto Salazar-Simpson Bos	434	—	434	461	—	461	—	—	—
Ms. Isabel Tocino Biscarolasaga	40	—	40	49	—	49	—	—	—

	7,471	11	7,482	4,231	11	4,242	1,160	11	1,171

f)	Senior managers
Following is a detail of the remuneration paid to the Bank’s executive vice presidents (*) in 2009, 2008 and 2007:

		Thousands of euros
	Number of	Salary			Other
Year	managers (1)	Fixed	Variable	Total	remuneration	Total

2007	26	19,504	42,768	62,272	10,092	72,364
2008	24	21,219	34,674	55,893	27,598	83,491
2009	24	21,512	36,468	57,980	16,745	74,725

(*)	Excluding executive directors’ remuneration, which is detailed above.

(1)
At some point in the year they occupied the position of executive vice president. The amounts reflect the annual remuneration regardless of the number of months in which the position of executive vice president was occupied.

The foregoing table includes all the items of remuneration paid to the senior managers, including the life insurance premiums (€1,148 thousand in 2009 and €1,029 thousand in 2008), the termination or retirement benefits, and the share-based remuneration systems. The variable share-based remuneration, which amounted to €5,982 thousand in 2009, related to the remuneration received by the executive vice presidents in the form of 746,756 Banco Santander, S.A. shares arising from the I09 incentive plan (see Note 47) approved by the shareholders at the general shareholders’ meeting held on June 23, 2007. Also, in 2008 €22,410 thousand were allocated due to the exercise by the executive vice presidents of 5,317,978 Santander share options under the I06 incentive plan (see Note 47) and the delivery of Banesto shares under the incentive plan for executives approved by the shareholders at the general shareholders’ meeting of this entity held on February 28, 2006. No remuneration was paid in this connection in 2007.

Following is a detail of the maximum number of options or rights that the Bank’s executive vice presidents (excluding executive directors) were entitled to receive at December 31, 2009, 2008 and 2007 under the various plans then in force.

Maximum number of options/rights	12/31/09	12/31/08	12/31/07

Plan I06 (*)	—	1,499,010	7,235,988
Plan I09	—	822,508	889,109
Plan I10	1,154,158	1,280,124	1,333,465
Plan I11	1,312,214	1,446,259	—
Plan I12	1,562,227	—	—

(*)	The exercise period was from January 15, 2008 to January 15, 2009.
Additionally, with respect to the obligatory investment share plan, the annual investment made in February 2010, 2009 and 2008 by the executive vice presidents (excluding current executive directors) amounted to €3.2 million (equal to 330,104 shares), €2.9 million (equal to 508,764 shares) and €3.4 million (equal to 261,681 shares), respectively.
The actuarial liability recognized in respect of post-employment benefits earned by the Bank’s senior managers totaled €245 million at December 31, 2009 (December 31, 2008: €240 million; December 31, 2007: €202 million). The charge to the consolidated income statement in this connection amounted to €40 million in 2009 (2008: €41 million; 2007: €24 million). Additionally, the total sum insured under life and accident insurance policies relating to this group amounted to €63 million at December 31, 2009 (December 31, 2008: €59 million; December 31, 2007: €56 million).
g)	Post-employment benefits to former directors and former executive vice presidents
The post-employment benefits paid in 2009 to former directors of the Bank and former executive vice presidents amounted to €7.9 million and €40 million, respectively (2008: €7.7 million and €19.1 million, respectively; 2007: €7.9 million and €8.7 million, respectively).
The amounts recognized in the consolidated income statement for 2009 in connection with the Group’s pension and similar obligations to former directors of the Bank and former executive vice presidents were a release of €1,258 thousand and a period provision of €7,460 thousand, respectively (2008: period provision of €1,064 thousand and €570 thousand, respectively; 2007: period provision of €308 million and 99 million, respectively).
Furthermore, Provisions — Provisions for pensions and similar obligations in the consolidated balance sheet at December 31, 2009 included €84.9 million and €146 million in respect of the post-employment benefit obligations to former directors of the Bank and former executive vice presidents, respectively (2008: €88.8 million and €132.2 million, respectively; 2007: €89.2 million and €142.9 million, respectively).
h)	Termination benefits
The Bank has signed contracts with all its executive directors.
The Bank’s executive directors have indefinite-term employment contracts. Executive directors whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. Under current conditions, if the contracts are terminated for reasons attributable to the Bank or due to objective circumstances (such as those affecting the executive directors’ functional and organic statute), the directors are entitled, at the date of termination of their employment relationship with the Bank, to the following:
•
In the cases of Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos and Mr. Alfredo Sáenz Abad, to retire and to receive the amounts relating to the accrued pensions in the form of capital (€24,642 thousand and €85,740 thousand, respectively), without any additional amounts accruing in respect of pensions in the future in both cases, once the consolidation option referred to in Note 5.c has been exercised by both executive directors.

Had Mr. Alfredo Sáenz Abad’s contract been terminated in 2009, he would have been able to choose between retiring or receiving severance pay equivalent to 40% of his fixed annual salary multiplied by the number of years’ service in banking, up to a maximum of 10 times his fixed annual salary. However, Mr. Alfredo Sáenz Abad has waived his right to receive this severance.
•
In the cases of Mr. Matías Rodríguez Inciarte and Mr. Francisco Luzón López, to take early retirement and to accrue pension supplements. At December 31, 2009, the annual pension supplements would amount to €2,507 thousand for Mr. Matías Rodríguez Inciarte and €2,701 thousand for Mr. Francisco Luzón López (2008: €2,416 thousand and €2,648 thousand, respectively; 2007: €2,146 thousand and €2,293 thousand, respectively).

•
In the case of Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, to receive a termination benefit amounting to five years’ annual fixed salary at the date of termination. At December 31, 2009, this benefit would amount to €6,472 thousand (December 31, 2008: €6,345 thousand; December 31, 2007: €3,399 thousand). In the event of termination due to withdrawal at the will of the Bank, Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea may opt to take early retirement and accrue an annual emolument. At December 31, 2009, this emolument would amount to €1,841 thousand per year. The two alternatives are mutually exclusive and, therefore, if Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea were to opt to receive the termination benefit she would not receive any emolument.

•
In the case of Mr. Juan Rodríguez Inciarte, to receive a termination benefit amounting to five years’ annual fixed salary at the date of termination. At December 31, 2009, this benefit would amount to €4,936 thousand (December 31, 2008: €4,792 thousand; December 31, 2007: €4,652 thousand). In the event of termination due to withdrawal at the will of the Bank, Mr. Juan Rodríguez Inciarte may opt to take early retirement and accrue an annual emolument. At December 31, 2009, this emolument would amount to €869 thousand per year (December 31, 2008: €958 thousand per year; December 31, 2007: €930 thousand per year). The two alternatives are mutually exclusive and, therefore, if Mr. Juan Rodríguez Inciarte were to opt to receive the termination benefit he would not receive any emolument.

If Mr. Matías Rodríguez Inciarte, Mr. Francisco Luzón López, Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea or Mr. Juan Rodríguez Inciarte retire or take early retirement, they have the right to opt to receive the pensions accrued -or similar amounts- in the form of income or capital -i.e. in a single payment- in full but not in part, without prejudice to the right to exercise their respective options, after reaching the age of 60 (see Note 5.c).
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
In accordance with the requirements of Article 127 ter.4 of the Spanish Public Limited Liability Companies Law (Ley de Sociedades Anónimas), in order to enhance the transparency of listed companies, following is a detail of the directors’ investments in the share capital of entities engaging in banking, financing or lending; and of the management or governing functions, if any, that the directors discharge thereat:

	Corporate	Number
Director	name	of shares	Functions
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	Bankinter, S.A.	3,295,300	—
	Bank of America Corporation	560	—
	Santander Investment, S.A.	—	Chairman (1)
Mr. Alfredo Sáenz Abad	Banco Bilbao Vizcaya Argentaria, S.A.	25,000	—
	HSBC Holdings	13,074	—
	Lloyds TSB	522	—
	Banco Banif, S.A.	—	Chairman (1)
	Santander Private Banking S.p.A.	—	Chairman (1)
Mr. Matías Rodríguez Inciarte	Banesto	27,575	Director (1)
	Banco Santander Totta, S.A.	—	Deputy Chairman (1)
Mr. Manuel Soto Serrano	Intesa Sanpaolo	108,483	—
	UniCredito Italiano S.p.A.	150,000	—
	Istituto per le Opere di Religione (IOR)	—	Director (2)
Assicurazioni Generali S.p.A. (3)	Commerzbank, AG	66,531,286	—
	Intesa Sanpaolo	617,113,776	—
	Mediobanca — Banca di Credito Finanziario S.p.A.	16,381,963	—
	Bank Leumi le-Israel B.M.	19,711,333	—
	Erste Group Bank AG	3,796,516	—
	UniCredito Italiano S.p.A.	117,276,064	—
	Banca Monte dei Paschi di Siena S.p.A.	26,431,550	—
	Crédit Agricole, S.A.	5,114,340	—
	Société Générale	1,207,129	—
	Banco Bilbao Vizcaya Argentaria, S.A.	6,805,838	—
	Deustche Bank, A.G.	772,452	—
	Banesto	753,429	—
Mr. Antonio Basagoiti García-Tuñón	Banco Popular Español, S.A.	510	—
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	Banesto	560,214	Chairman
	Santander Investment, S.A.	—	Director (1)
	BSN - Banco Santander de Negocios Portugal, S.A.	—	Director (1)

	Corporate	Number
Director	name	of shares	Functions
Lord Burns (Terence)	Santander UK plc	—	Chairman (1)
	Alliance & Leicester plc	—	Chairman (1)
Mr. Guillermo de la Dehesa Romero	Goldman Sachs & Co.	19,546	—
	Banco Pastor, S.A.	11,088	—
Mr. Rodrigo Echenique Gordillo	JP Morgan Chase	3,000	—
	Mitsubishi UFJ Financial Group, Inc.	6,000	—
	Mizuho Financial Group, Inc.	5,000	—
	HSBC	11,000	—
	Banco Banif, S.A.	—	2nd Deputy Chairman (1)
	Santander Investment, S.A.	—	Director (1)
	Allfunds Bank, S.A.	—	Deputy Chairman (1)
	Banco Santander International	—	Director (1)
Mr. Antonio Escámez Torres	Attijariwafa Bank Societé Anonyme	10	Deputy Chairman (1)
	Banco de Valencia, S.A.	349	—
	Santander Consumer Finance, S.A.	—	Chairman (1)
	Open Bank, S.A.	—	Chairman (1)
Mr. Francisco Luzón López	Banco Bilbao Vizcaya Argentaria, S.A.	24,658	—
	UBS, AG	42,460	—
	Bank of America	27,100	—
	Goldman Sachs & Co.	460	—
	Morgan Stanley	2,490	—
	Citigroup Inc.	139,411	—
	Wells Fargo	15,361	—
	Barclays	185,441	—
	HSBC	39,019	—
	Lloyds Bank	3,307,838	—
	Royal Bank of Scotland	2,626,919
	Banco Santander (México), S.A., Institución de Banca Múltiple. Grupo Financiero Santander	—	Director (1)
	Banco Santander International	—	Director (1)
	Santander Consumo, S.A. de C.V., SOFOM, E.R.	—	Director (1)

	Corporate	Number
Director	name	of shares	Functions
Mr. Abel Matutes Juan	Intesa Sanpaolo	3,619,665	—
	Banco Bilbao Vizcaya Argentaria, S.A.	563,708	—
	Banesto	11,980	—
Mr. Juan Rodríguez Inciarte	Banco Bilbao Vizcaya Argentaria, S.A.	1,016	—
	Wachovia	540	—
	Santander UK plc	—	Deputy Chairman (1)
	Alliance & Leicester plc	—	Director (1)
	Banco Banif, S.A.	—	Director (1)
	Santander Consumer Finance, S.A.	—	Director (1)
	RFS Holding NV	—	Director
	ABN AMRO Holding NV	—	Director (4)
	ABN AMRO Bank NV	—	Director (4)
Ms. Isabel Tocino Biscarolasaga	Banco Bilbao Vizcaya Argentaria, S.A.	1,000	—
	Citigroup Inc.	10,000	—
Mr. Antoine Bernheim (5)	Credit Suisse	40,900	—
	BNP Paribas	16,179	—
	UBS	82,863	—
	Intesa Sanpaolo	398,533	Deputy Chairman (6)
	Mediobanca — Banca di Credito Finanziario S.p.A.	63,000	Director (1)
	UniCredito Italiano S.p.A.	149,519	—
	Royal Bank of Scotland Group plc	12,298	—
	Bank of New York Mellon	10,000	—
	BSI SA	—	Director (1)

(1)	Non-executive.

(2)	Non-executive member of the control committee.

(3)
More detailed information on the ownership interests held by Assicurazioni Generali, S.p.A. can be consulted in the notes to the financial statements of this company or on its website (www.generali.com).

(4)	Non-executive member of the supervisory board.

(5)	Representative on the Bank’s board of directors of the non-executive proprietary director Assicurazioni Generali S.p.A.

(6)	(Non-executive) deputy chairman of the supervisory board.

(7)	Non-executive director of Shinsei Bank, Limited until June 23, 2009.
None of the members of the board of directors perform, as independent professionals or as employees, any activities of the kind indicated in the foregoing table.

6.	Loans and advances to credit institutions
The detail, by classification, type and currency, of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	Thousands of euros
	2009	2008	2007

Classification:
Financial assets held for trading	5,952,956	5,149,584	12,294,559
Other financial assets at fair value through profit or loss	16,242,609	8,911,906	6,865,073
Loans and receivables	57,641,042	64,730,787	38,482,972

	79,836,607	78,792,277	57,642,604

Type:
Reciprocal accounts	712,503	663,230	417,438
Term deposits	21,382,542	25,455,903	13,569,362
Reverse repurchase agreements	29,489,895	18,568,747	30,276,080
Other accounts	28,251,667	34,104,397	13,379,724

	79,836,607	78,792,277	57,642,604

Currency:
Euro	50,346,410	44,157,708	32,327,552
Pound sterling	4,631,696	8,094,238	6,952,096
US dollar	11,209,610	13,079,671	13,007,374
Other currencies	13,674,427	13,714,227	5,374,069
Impairment losses	(25,536)	(253,567)	(18,487)
Of which: Country risk	(8,460)	(250,024)	(16,748)

	79,836,607	78,792,277	57,642,604

The impairment losses on financial assets classified as loans and receivables are disclosed in Note 10.
Note 51 contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.
7.	Debt instruments
The detail, by classification, type and currency, of Debt instruments is as follows:

	Thousands of euros
	2009	2008	2007

Classification:
Financial assets held for trading	49,920,518	43,895,548	66,330,811
Other financial assets at fair value through profit or loss	7,365,213	5,154,732	7,072,423
Available-for-sale financial assets	79,289,337	42,547,677	34,187,077
Loans and receivables	14,959,331	17,652,560	1,668,339

	151,534,399	109,250,517	109,258,650

Type:
Spanish government debt securities
Treasury bills	8,256,207	5,544,658	5,558,420
Government bonds	2,649,096	419,083	376,393
Other book-entry debt securities	27,407,375	14,535,752	9,440,746
Foreign government debt securities	44,006,698	23,132,075	21,617,457
Issued by financial institutions	39,853,240	39,096,714	43,443,566
Other fixed-income securities	29,528,505	26,703,413	28,913,821
Impairment losses	(166,722)	(181,178)	(91,753)

	151,534,399	109,250,517	109,258,650

Currency:
Euro	72,745,088	51,577,517	55,013,063
Pound sterling	11,882,570	16,345,483	16,164,296
US dollar	25,744,623	15,396,510	13,341,949
Other currencies	41,328,840	26,112,185	24,831,095
Impairment losses	(166,722)	(181,178)	(91,753)

	151,534,399	109,250,517	109,258,650

At December 31, 2009, the nominal amount of Spanish government debt securities assigned to certain own or third-party commitments amounted to €16,509 million (December 31, 2008: €2,674 million; December 31, 2007: €695 million).
Additionally, at December 31, 2009 other debt securities totaling €23,152 million had been assigned to own obligations (December 31, 2008: 22,487 million; December 31, 2007: 16,171 million), mainly as security for credit facilities received by the Group.
The impairment losses on available-for-sale financial assets are disclosed in Note 8.
Note 51 contains a detail of the residual maturity periods of available-for-sale financial assets and of loans and receivables and of the related average interest rates.
8.	Other equity instruments
a)	Breakdown
The detail, by classification and type, of Other equity instruments is as follows:

	Thousands of euros
	2009	2008	2007

Classification:
Financial assets held for trading	9,248,022	6,272,403	9,744,466
Other financial assets at fair value through profit or loss	5,877,331	2,777,793	2,870,322
Available-for-sale financial assets	7,331,166	6,372,629	10,161,830
Of which:
Disregarding allowances for impairment losses	7,331,166	6,381,788	10,173,068
Allowances for impairment losses	—	(9,159)	(11,238)

	22,456,519	15,422,825	22,776,618

Type:
Shares of Spanish companies	4,981,812	3,219,901	6,375,891
Shares of foreign companies	7,526,087	5,897,681	9,787,139
Investment fund units and shares	4,254,774	3,614,329	4,068,215
Other securities	5,693,846	2,700,073	2,556,611
Of which: unit linked	5,693,846	2,700,073	2,556,611
Impairment losses	—	(9,159)	(11,238)

	22,456,519	15,422,825	22,776,618

b)	Changes
The changes in Available-for-sale financial assets, disregarding the allowances for impairment losses, were as follows:

	Millions of euros
	2009	2008	2007

Balance at beginning of year	6,382	10,173	5,985
Changes in the scope of consolidation	467	366	—
Transfers (Note 13)	53	204	—
Net additions /disposals	(192)	(454)	3,096
Of which:
Shinsei	—	322	—
Metrovacesa	938	—	—
France Telecom	(378)	—	—
Attijariwafa Bank	(367)	—	—
Royal Bank of Scotland Group, plc	—	—	1,368
Fortis SA/NV	—	—	892
Iberdrola, S.A.	—	(846)	1,503
BPI	—	—	(229)
Intesa Sanpaolo	—	—	(1,206)
Valuation adjustments (*)	621	(3,907)	1,092

Balance at end of year	7,331	6,382	10,173

(*)	The valuation adjustments in 2008 included the write-downs of the ownership interests held in that year in The Royal Bank of Scotland (€1,293 million) and Fortis Bank (€749 million).
The main acquisitions and disposals made in 2009, 2008 and 2007 were as follows:
i.	Metrovacesa, S.A. (Metrovacesa)
On February 20, 2009, certain credit institutions, including Banco Santander, S.A. and Banco Español de Crédito, S.A., entered into an agreement for the restructuring of the debt of the Sanahuja Group, whereby they received shares representing 54.75% of the share capital of Metrovacesa in payment of the Sanahuja Group’s debt.
The aforementioned agreement also envisages the acquisition by the creditor entities of an additional 10.77% of the share capital of Metrovacesa (shares on which the Sanahuja family was granted a call option for four years), which gave rise to an additional disbursement of €214 million for the Group, and other conditions concerning the administration of this company.
Following the execution of the agreement, Santander Group had an ownership interest of 23.63% in Metrovacesa, S.A., and 5.38% of the share capital was subject to the aforementioned option.
At June 30, 2009, the Group’s investment in Metrovacesa totaled €744 million, net of the impairment recognized under Impairment losses on financial assets amounting to €195 million.
At 2009 year-end, the Group measured this investment at €25 per share, which gave rise to additional write-downs and impairment losses of €269 million net of tax (see Note 1.i).
ii.	France Telecom España, S.A. (France Telecom)
On April 29, 2009, the Group announced it had entered into an agreement with Atlas Services Nederland BV (a wholly-owned subsidiary of France Telecom) to sell the Group’s 5.01% ownership interest in France Telecom España, S.A. for €378 million. This transaction generated a loss for the Group of €14 million.

iii.	Attijariwafa Bank (Attijari)
On December 28, 2009, the Group sold to the Moroccan company Société Nationale d’Investissement (SNI) 10% of the share capital of Attijariwafa Bank for MAD 4,149.4 million (approximately €367 million at the closing exchange rate). This transaction gave rise to a gain of €218 million for Santander Group (see Note 1.i), which was recognized under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations in the consolidated income statement (see Note 50). After the sale, Santander Group has a 4.55% ownership interest in Attijariwafa Bank.
iv.	Intesa Sanpaolo
In 2007 the Group sold its 1.79% ownership interest in the share capital of the Italian entity Intesa Sanpaolo, for a total amount of €1,206 million. This transaction gave rise to a gain of €566 million which was recognized under Gains on non-current assets held for sale not classified as discontinued operations (see Note 50).
v.	Banco BPI, S.A. (BPI)
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
The takeover bid was closed in May 2007 and was unsuccessful since the minimum acceptance level upon which it was conditional was not reached. The Bank of Portugal had established certain limits on BCP’s ownership interest in BPI in the event that the takeover bid failed. Ultimately, in 2007 35.5 million shares of BPI were sold to BCP for a total of €228 million, giving rise to a gain of €107 million for the Group (see Note 44). The ownership interest in BPI at December 31, 2009 was 1.7%.
vi.	The Royal Bank of Scotland Group Plc (RBS)
In 2007 the Group acquired a 2.3% stake in the share capital of RBS. In 2008 this investment fell by 1.4% due basically to the dilutive effect of the capital contributions made by the UK Government. Following the disposals performed in the first quarter of 2009, this investment fell to 0.38%.
vii.	Other holdings
In 2007 the Group acquired ownership interests in Iberdrola, S.A. and Fortis, N.V. At December 31, 2007, it had stakes of 3.3% and 2.1%, respectively, in the share capital of these companies. In 2008 and 2009 the Group reduced its ownership interests in Iberdrola and Fortis to 1.3% and 0.6%, respectively, at December 31, 2009 (December 31, 2008: 1.3% and 1.9%, respectively).
c)	Notifications of acquisitions of investments
The notifications made by the Bank in 2009, in compliance with Article 86 of the Spanish Public Limited Liability Companies Law (Ley de Sociedades Anónimas) and Article 53 of Securities Market Law 24/1998 (Ley del Mercado de Valores), of the acquisitions and disposals of holdings in investees are listed in Appendix IV.

d)	Allowances for impairment losses
Following is a summary of the changes in the impairment losses on these items and on debt instruments classified as Available-for-sale financial assets (see Note 7):

	Thousands of euros
	2009	2008	2007

Balance at beginning of year	190,337	102,991	104,181
Net impairment losses for the year	490,326	386,164	9,526
Of which:
Impairment losses charged to income	536,567	400,858	37,321
Impairment losses reversed with a credit to income	(46,241)	(14,694)	(27,795)
Net changes in the scope of consolidation	—	19,654	(6,737)
Write-off of assets due to impairment	(505,017)	(370,498)	(97)
Exchange differences and other items	(8,924)	52,026	(3,882)

Balance at end of year	166,722	190,337	102,991

Of which:
By geographical location of risk:
Spain	97,746	144,796	57,931
Rest of Europe	—	1,271	6,964
Latin America	68,976	44,270	38,096
By type of asset covered:
Debt instruments — Available-for-sale financial assets (Note 7)	166,722	181,178	91,753
Other equity instruments — Available-for-sale financial assets	—	9,159	11,238
9.	Trading derivatives (assets and liabilities) and Short positions
a)	Trading derivatives
The detail, by type of inherent risk, of the fair value of the trading derivatives arranged by the Group is as follows (see Note 36):

	Thousands of euros
	2009		2008		2007
	Debit	Credit	Debit	Credit	Debit	Credit
	balance	balance	balance	balance	balance	balance

Interest rate risk	43,413,018	43,135,683	68,145,560	67,005,552	33,298,794	35,195,843
Currency risk	11,364,400	9,892,032	19,001,043	14,381,752	4,369,032	6,809,887
Price risk	3,995,032	5,075,830	8,129,606	7,237,843	6,365,243	6,589,179
Other risks	1,083,963	609,079	539,100	542,286	2,699,474	852,624

	59,856,413	58,712,624	95,815,309	89,167,433	46,732,543	49,447,533

b)	Short positions
Following is a breakdown of the short positions:

	Thousands of euros
	2009	2008	2007

Borrowed securities:
Debt instruments	1,536,689	1,054,527	2,424,447
Of which, Santander UK	896,439	775,094	1,783,832
Equity instruments	106,199	57,263	1,596,775
Of which, Santander UK	6,784	13,670	1,285,989
Short sales:
Debt instruments	3,496,842	1,912,854	1,582,052
Of which: the Bank	2,529,586	1,903,554	1,485,173
Equity instruments	—	10,587	9,960

	5,139,730	3,035,231	5,613,234

10.	Loans and advances to customers
a)	Breakdown
The detail, by classification, of Loans and advances to customers in the consolidated balance sheets is as follows:

	Thousands of euros
	2009	2008	2007

Financial assets held for trading	10,076,412	684,348	23,704,481
Other financial assets at fair value through profit or loss	8,328,516	8,972,707	8,021,623
Loans and receivables	664,145,998	617,231,380	539,372,409
Of which:
Disregarding impairment losses	682,019,094	629,697,436	548,067,613
Impairment losses	(17,873,096)	(12,466,056)	(8,695,204)
Of which, Country risk	(37,234)	(304,207)	(51,522)

	682,550,926	626,888,435	571,098,513

Loans and advances to customers disregarding impairment losses	700,424,022	639,354,490	579,793,717

Note 51 contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.
There are no loans and advances to customers for material amounts without fixed maturity dates.

b)	Breakdown
Following is a detail, by loan type and status, borrower sector, geographical area of residence and interest rate formula, of the loans and advances to customers, which reflect the Group’s exposure to credit risk in its core business, disregarding impairment losses:

	Millions of euros
	2009	2008	2007

By loan type and status:
Commercial credit	17,454	22,250	22,364
Secured loans	411,778	351,609	322,269
Reverse repurchase agreements	13,958	5,228	29,089
Other term loans	204,224	216,690	177,553
Finance leases	20,873	21,011	15,727
Receivable on demand	8,088	8,572	6,722
Impaired assets	24,049	13,994	6,070

	700,424	639,354	579,794

By borrower sector:
Public sector — Spain	9,802	7,668	5,633
Public sector — Other countries	2,861	3,029	2,296
Individuals	379,297	347,201	316,129
Energy	11,521	10,476	7,820
Construction	22,696	24,341	21,137
Manufacturing	40,534	43,993	31,839
Services	134,638	123,895	98,548
Other sectors	99,074	78,751	96,392

	700,424	639,354	579,794

Geographical area:
Spain	230,345	240,247	238,081
European Union (excluding Spain)	311,776	279,664	237,535
United States and Puerto Rico	49,501	15,096	32,071
Other OECD countries	5,256	8,104	6,633
Latin America	96,470	88,720	60,753
Rest of the world	7,075	7,523	4,721

	700,424	639,354	579,794

By interest rate formula:
Fixed interest rate	286,445	256,506	228,434
Floating rate	413,979	382,848	351,360

	700,424	639,354	579,794

c)	Impairment losses
The changes in the allowances for the impairment losses on the assets included under Loans and receivables — Loans and advances to customers and Loans and receivables — Loans and advances to credit institutions (see Note 6) were as follows:

	Thousands of euros
	2009	2008	2007

Balance at beginning of year	12,719,623	8,796,371	8,288,128
Impairment losses charged to income for the year:	12,002,717	6,596,635	4,033,047
Of which:
Individually assessed	13,948,358	7,683,692	4,177,811
Collectively assessed	2,205,598	640,424	1,027,495
Impairment losses reversed with a credit to income	(4,151,239)	(1,727,481)	(1,172,259)
Inclusion of entities in the Group in the year (Note 3)	1,426,104	2,310,095	7,356
Write-off of impaired balances against recorded impairment allowance	(9,794,628)	(4,552,393)	(3,320,162)
Exchange differences and other changes	1,332,362	(532,847)	(228,938)
Transfers between allowances	212,453	101,762	16,940

Balance at end of year	17,898,632	12,719,623	8,796,371

Of which:
By method of assessment:
Individually	11,627,929	7,183,237	3,356,264
Of which: country risk (Note 2.g)	45,694	554,230	75,171
Collectively	6,270,703	5,536,386	5,440,107
By geographical location of risk:
Spain	6,992,818	5,948,950	4,512,000
Rest of Europe	4,435,269	3,307,313	2,250,127
Americas	6,470,545	3,463,360	2,034,244
Previously written-off assets recovered in 2009, 2008 and 2007 amounted to €914,721 thousand, €699,747 thousand and €612,451 thousand, respectively. Taking into account these amounts and those recognized in Impairment losses charged to income for the year in the foregoing table, impairment losses on Loans and receivables amounted to €11,087,996 thousand in 2009, €5,896,888 thousand in 2008 and €3,420,596 thousand in 2007.
The increase in the impairment losses charged to income in 2009 is due to various factors: the scope effect resulting from the new inclusions in the Group, the full consolidation of Banco Real for the whole year, the substantial deterioration of the macroeconomic situation and, to a lesser extent, the shift in preceding years in the mix of the Group’s portfolio towards more profitable products albeit with higher risk premiums.
d)	Impaired assets
The detail of the changes in the balance of the financial assets classified as Loans and receivables — loans and advances to customers and considered to be impaired due to credit risk is as follows:

	Millions of euros
	2009	2008	2007

Balance at beginning of year	13,994	6,070	4,613
Net additions	18,046	11,200	4,898
Written-off assets	(9,795)	(4,552)	(3,320)
Increase in scope of consolidation	1,006	1,945	1
Exchange differences and other	798	(669)	(122)

Balance at end of year	24,049	13,994	6,070

This amount, after deducting the related allowances, represents the Group’s best estimate of the fair value of the impaired assets.

Following is a detail of the financial assets classified as loans and receivables and considered to be impaired due to credit risk at December 31, 2009, classified by geographical location of risk and by age of the oldest past-due amount:

	Millions of euros
	With no
	past-due
	balances or
	less than 3	With balances past due by
	months	3 to 6	6 to 12	12 to 18	18 to 24	More than
	past-due	months	months	months	months	24 months	Total

Spain	2,171	1,431	2,311	2,831	1,164	292	10,201
European Union (excluding Spain)	276	3,343	1,666	751	231	436	6,703
United States and Puerto Rico	361	1,024	600	331	150	91	2,557
Other OECD countries	5	35	40	23	—	—	102
Latin America	398	1,893	1,665	341	91	84	4,472
Rest of the world	—	4	5	2	—	2	13

	3,212	7,730	6,287	4,279	1,636	905	24,049

The detail at December 31, 2008 is as follows:

	Millions of euros
	With no
	past-due
	balances or
	less than 3	With balances past due by
	months	3 to 6	6 to 12	12 to 18	18 to 24	More than
	past-due	months	months	months	months	24 months	Total

Spain	637	2,461	1,678	981	211	294	6,262
European Union (excluding Spain)	38	2,447	938	306	174	336	4,239
United States and Puerto Rico	102	261	106	55	10	20	554
Other OECD countries	28	284	5	3	1	—	321
Latin America	274	1,359	780	94	50	56	2,613
Rest of the world	2	1	1	—	—	1	5

	1,081	6,813	3,508	1,439	446	707	13,994

The detail at December 31, 2007 is as follows:

	Millions of euros
	With no
	past-due
	balances or
	less than 3	With balances past due by
	months	3 to 6	6 to 12	12 to 18	18 to 24	More than
	past-due	months	months	months	months	24 months	Total

Spain	209	708	524	206	71	64	1,782
European Union (excluding Spain)	121	1,422	530	172	115	244	2,604
United States and Puerto Rico	32	168	22	15	8	35	279
Other OECD countries	15	146	14	2	1	1	178
Latin America	53	350	348	42	17	409	1,219
Rest of the world	—	6	1	—	—	—	7

	429	2,799	1,440	436	212	754	6,070

e)	Securitization
Loans and advances to customers includes, inter alia, the securitized loans transferred to third parties on which the Group has retained risks, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognized. The breakdown of the securitized loans, by type of financial instrument, and of the securitized loans derecognized because the stipulated requirements were met (see Note 2.e) is shown below. Note 22 details the liabilities associated with these securitization transactions.

	Millions of euros
	2009	2008	2007

Derecognized	10,836	2,882	3,742
Of which
Mortgage assets (*)	10,232	2,088	2,479
Other securitized assets	604	794	1,263

Retained on the balance sheet	123,706	126,497	92,023
Of which
Securitized mortgage assets	90,182	90,264	60,056
Of which: the UK	64,592	66,615	40,216
Other securitized assets	33,524	36,233	31,967

Total	134,542	129,380	95,765

(*)
The amount relating to 2009 includes assets of Sovereign amounting to €8,538 million that were sold, prior to this company’s inclusion in the Group, on the secondary market for multifamily loans, and over which control was transferred and substantially all the associated risks and rewards were not retained.

The growth in securitization in 2008 was the result of its use as a tool for the management of regulatory capital and as a means of diversifying the Group’s liquidity sources. In 2007, 2008 and 2009 the Group did not derecognize any of the securitizations performed, and the balance derecognized in those years relates to securitizations performed in prior years.
11.	Hedging derivatives
The detail, by type of risk hedged, of the fair value of the derivatives qualifying for hedge accounting is as follows (see Note 36):

	Thousands of euros
	2009		2008		2007
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Fair value hedges	7,585,383	4,296,012	8,553,353	5,213,389	2,662,762	3,862,500
Of which: Portfolio hedges	1,552,732	2,820,008	971,284	2,956,415	398,143	826,178
Cash flow hedges	201,626	719,726	879,230	694,328	101,629	238,277
Of which: Recognized in equity (Note 29)	—	363,600	—	436,772	—	62,073
Hedges of net investments in foreign operations	46,841	175,339	265,549	49,894	298,778	33,794

	7,833,850	5,191,077	9,698,132	5,957,611	3,063,169	4,134,571

Note 36 contains a description of the Group’s main hedges.

12.	Non-current assets held for sale
The detail of Non-current assets held for sale is as follows:

	Thousands of euros
	2009	2008	2007

Equity instruments	4,014	3,890,215	9,025,936
Of which:
Cepsa	—	2,846,300	—
Interbanca (Note 3-b)	—	1,000,000	—
Tangible assets	5,110,723	5,265,868	1,061,743
Of which:
Foreclosed assets	2,002,501	1,113,006	364,345
Other tangible assets held for sale (*)	3,108,222	4,152,862	697,398
Of which: Ciudad Financiera business campus	—	—	625,124
Other assets	674,452	111,403	68,750

	5,789,189	9,267,486	10,156,429

(*)	Includes land and buildings acquired from borrowers in payment of their debts in 2009 and 2008 amounting to €2,936 million and €3,768 million, respectively, net of impairment losses and costs to sell.
Impairment losses of €2,090,126 thousand, €178,495 thousand and €112,030 thousand were deducted from the balance of this item at December 31, 2009, 2008 and 2007, respectively. The net charges recorded in those years amounted to €1,350,592 thousand, €70,027 thousand and €27,223 thousand, respectively.
The most significant transactions relating to non-current assets held for sale were as follows:
Sale of Santander Business Campus
In the first half of 2008 Banco Santander entered into an agreement with the consortium led by Propinvest in relation to the sale of the Ciudad Financiera Santander business campus and the subsequent leaseback thereof for a term of 40 years, with the Bank reserving the right to a purchase option at market price at the end of the aforementioned term. This transaction, which was completed on September 12, 2008, was performed within the framework of the restricted private competition organized by Banco Santander for the sale and subsequent leaseback of a portfolio of properties owned by it in Spain, of which the business campus was the last part. The price agreed upon for the Santander Business Campus was €1,900 million. The gains obtained by Banco Santander on this sale were recognized under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations in the consolidated income statement and amounted to €586 million, net (€836 million, gross — see Note 50). Other relevant information on this transaction is provided in Note 16.
Cepsa
At December 31, 2008, the Bank’s directors classified the ownership interest held in Compañía Española de Petróleos, S.A. (Cepsa) as a non-current asset held for sale, since it intended to recover the value of the investment through the sale thereof in the short term. The Cepsa shares were previously recognized under Investments in the consolidated balance sheet, since the entity was deemed to be an associate, and the investment was accounted for using the equity method. The balance at which this asset was recognized related basically to the carrying amount of the ownership interest when the decision to sell it was taken; this amount was lower than the fair value of the ownership interest less costs to sell at 2008 year-end.
On March 31, 2009, Santander Group announced the agreement with the International Petroleum Investment Company of the Emirate of Abu Dhabi for the sale to it of the 32.5% ownership interest held by the Group in Cepsa for €33 per share, which would be reduced by the amount of any dividends paid out of 2009 profit prior to completion of the transaction. This transaction was completed in 2009 and did not give rise to any gain or loss for the Group.
Foreclosed assets and assets acquired from borrowers in payment of their debts
In 2009 the Group recognized €1,350 million under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations relating to impairment losses on foreclosed assets and acquired assets (see Note 50). At December 31, 2009, the allowance that covers the value of the foreclosed assets and acquired assets amounted to €713 million and €1,367 million, respectively, which represents a coverage ratio of 26.3% and 31.8% of the gross value of the portfolio.

13.	Investments — Associates
a)	Breakdown
The detail, by company, of Investments — Associates (see Note 2.c) is as follows:

	Thousands of euros
	2009	2008	2007

Sovereign (Note 3)	—	1,103,623	1,026,826
RFS Holdings B.V. (Note 3)	—	—	11,778,624
Cepsa (Note 12)	—	—	2,548,035
Other companies	164,473	219,830	335,642

	164,473	1,323,453	15,689,127

Of which:
Euros	72,755	130,079	14,431,945
Listed	—	1,103,623	3,763,010
At December 31, 2007, the unrealized gains on the Group’s portfolio of investments in associates amounted to €3,771 million.
At December 31, 2009, the cost of the investments detailed in the foregoing table included €9 million relating to goodwill (December 31, 2008: €9 million; December 31, 2007: €8,943 million). The most significant amount in 2007 related to Banco Real, which was transferred in 2008 to Goodwill (see Note 17), since this entity was fully consolidated.
b)	Changes
The changes in Investments — Associates were as follows:

	Millions of euros
	2009	2008	2007

Balance at beginning of year	1,323	15,689	5,006
Acquisitions and capital increases (Note 3)	13	754	11,774
Of which:
Sovereign	—	228	—
RFS Holdings B.V.	—	408	11,615
Disposals and capital reductions (Note 3)	(14)	(41)	(27)
Of which:
RFS Holdings B.V.	—	(36)	—
Transfers	(53)	(3,955)	—
Of which:
Interbanca (Note 12)	—	(800)	—
Cepsa (Note 12)	—	(2,736)	—
Attijariwafa (Note 8)	—	(204)	—
Effect of equity accounting	—	792	441
Impairment losses	—	(8)	(1,053)
Dividends paid	(5)	(550)	(148)
Change in consolidation method (Note 3)	(1,346)	(10,658)	(13)
Exchange differences and other changes (*)	246	(700)	(291)

Balance at end of year	164	1,323	15,689

(*)	In 2008 Exchange differences and other changes included €723 million relating to the exchange losses incurred on RFS Holdings B.V.

c)	Impairment losses
No significant impairment was disclosed with respect to investments in associates in 2009 and 2008. In 2007 the Group adjusted the value of its ownership interest in Sovereign by €1,053 million. Of this amount, €586 million relate to goodwill inherent in Sovereign and are recognized under Impairment losses on other assets (net) — Goodwill and other intangible assets, €363 million are recognized under Impairment losses on other assets (net) — Other assets and €104 million relate to exchange differences and are recognized under Exchange differences in the consolidated income statement.
d)	Other disclosures
Following is a summary of the financial information on the associates (obtained from the information available at the reporting date):

	Millions of euros
	2009	2008	2007

Total assets	2,604	59,915	168,320
Total liabilities	(2,160)	(54,643)	(151,891)
Minority interests	—	(196)	(355)

Net assets	444	5,076	16,074

Group’s share of the net assets of associates	155	1,314	6,746
Goodwill	9	9	8,943

Total Group share	164	1,323	15,689

Total income	311	21,849	16,058

Total profit	77	1,050	1,211

Group’s share of the profit of associates	—	792	438

14.	Insurance contracts linked to pensions
The detail of the balance of Insurance contracts linked to pensions (see Note 25.c) is as follows:

	Thousands of euros
	2009	2008	2007

Assets relating to insurance contracts covering post-employment benefit plan obligations:
Bank	2,094,039	2,159,707	2,220,638
Banesto	227,609	248,025	257,633
Other Spanish companies	31,159	32,035	33,286
Assets relating to insurance contracts covering other similar obligations:
Bank	1,791	4,794	10,663
Other Spanish companies	1,553	2,428	3,330

	2,356,151	2,446,989	2,525,550

15.	Liabilities under insurance contracts and Reinsurance assets
The detail of Liabilities under insurance contracts and Reinsurance assets in the consolidated balance sheets (see Note 2.j) is as follows:

	Thousands of euros
	2009			2008			2007
	Direct			Direct			Direct
	insurance and		Total	insurance and		Total	insurance and		Total
	reinsurance	Reinsurance	(balance	reinsurance	Reinsurance	(balance	reinsurance	Reinsurance	(balance
Technical Provisions for:	assumed	ceded	payable)	assumed	ceded	payable)	assumed	ceded	payable)

Unearned premiums and unexpired risks	455,181	(195,688)	259,493	409,187	(194,646)	214,541	351,799	(128,663)	223,136
Life insurance:
Unearned premiums and risks	555,597	(55,891)	499,706	332,507	(25,401)	307,106	120,747	(23,580)	97,167
Mathematical provisions	4,189,032	—	4,189,032	3,798,070	(26,244)	3,771,826	2,885,581	(17,727)	2,867,854
Claims outstanding	483,234	(52,529)	430,705	407,121	(46,856)	360,265	364,878	(29,213)	335,665
Bonuses and rebates	18,605	—	18,605	17,440	(5,937)	11,503	15,957	(13,359)	2,598
Equalization	—	—	—	—	—	—	—	—	—
Life insurance policies where the investment risk is borne by the policyholders	10,939,477	(50)	10,939,427	11,713,993	(135,854)	11,578,139	9,097,620	(90,395)	9,007,225
Other technical provisions	275,320	(112,664)	162,656	171,193	(23,450)	147,743	197,035	(6,837)	190,198

	16,916,446	(416,822)	16,499,624	16,849,511	(458,388)	16,391,123	13,033,617	(309,774)	12,723,843

16.	Tangible assets
a)	Changes

The changes in Tangible assets in the consolidated balance sheets were as follows:

	Thousands of euros
	Property,
	plant and	Leased out
	equipment	under an	Investment
	for own use	operating lease	property	Total

Cost:
Balances at January 1, 2007	9,841,308	6,618,326	400,994	16,860,629
Additions/Disposals (net) due to change in the scope of consolidation	(43,055)	—	—	(43,055)
Additions/Disposals (net)	(1,156,036)	545,769	77,285	(532,982)
Transfers and other changes	(713,511)	86,768	9,680	(617,063)
Exchange differences (net)	(97,641)	(411,297)	(511)	(509,449)

Balances at December 31, 2007	7,831,065	6,839,566	487,448	15,158,079
Additions/Disposals (net) due to change in the scope of consolidation (*)	1,569,298	(3,634,372)	190,232	(1,874,842)
Additions/Disposals (net)	1,168,177	(38,474)	98,790	1,228,493
Transfers and other changes	(126,811)	(140,635)	130,857	(136,589)
Exchange differences (net)	(535,316)	(551,757)	5	(1,087,068)

Balances at December 31, 2008	9,906,413	2,474,328	907,332	13,288,073
Additions/Disposals (net) due to change in the scope of consolidation	463,730	62,695	(19)	526,406
Additions/Disposals (net)	263,707	(187,545)	38,474	114,635
Transfers and other changes	(188,297)	12,962	279,498	104,163
Exchange differences (net)	793,761	36,906	(2,086)	828,581

Balances at December 31, 2009	11,239,314	2,399,346	1,223,199	14,861,859

Accumulated depreciation:
Balances at January 1, 2007	(4,546,051)	(2,094,670)	(15,999)	(6,656,720)
Additions/Disposals (net) due to change in the scope of consolidation	21,681	—	—	21,681
Disposals	1,440,435	202,503	14,363	1,657,301
Transfers and other changes	110,941	(304,805)	(12,629)	(206,493)
Charge for the year	(589,153)	(17,256)	(3,561)	(609,970)
Exchange differences and other items	29,547	156,020	1,451	187,018

Balances at December 31, 2007	(3,532,600)	(2,058,208)	(16,375)	(5,607,183)
Additions/Disposals (net) due to change in the scope of consolidation (*)	(816,487)	1,529,887	(4,206)	709,194
Disposals	347,031	56,819	2,402	406,252
Transfers and other changes	99,030	(233,015)	(3,220)	(137,205)
Charge for the year	(577,291)	(3,091)	(3,997)	(584,379)
Exchange differences and other items	250,977	199,599	(2)	450,573

Balances at December 31, 2008	(4,229,340)	(508,009)	(25,399)	(4,762,748)
Additions/Disposals (net) due to change in the scope of consolidation	(256,214)	(14,794)	(851)	(271,860)
Disposals	583,508	40,089	2,777	626,374
Transfers and other changes	8,883	(194,196)	(5,111)	(190,423)
Charge for the year	(762,387)	(276)	(7,643)	(770,306)
Exchange differences and other items	(353,229)	(9,760)	50	(362,939)

Balances at December 31, 2009	(5,008,779)	(686,946)	(36,177)	(5,731,902)

	Thousands of euros
	Property,	Leased out
	plant and	under an
	equipment	operating	Investment
	for own use	lease	property	Total

Impairment losses:
Balances at January 1, 2007	(11,080)	(71,385)	(10,448)	(92,913)
Impairment charge for the year	(1,060)	—	8	(1,052)
Additions/Disposals (net) due to change in the scope of consolidation	549	—	—	549
Exchange differences	738	723	92	1,553

Balances at December 31, 2007	(10,853)	(70,662)	(10,348)	(91,863)
Impairment charge for the year	(16,699)	—	(1,801)	(18,500)
Additions/Disposals (net) due to change in the scope of consolidation (*)	(2,406)	54,404	—	51,998
Exchange differences and other	17,501	16,258	833	34,592

Balances at December 31, 2008	(12,457)	—	(11,316)	(23,773)
Impairment charge for the year	(29,683)	(1,554)	(84,856)	(116,093)
Additions/Disposals (net) due to change in the scope of consolidation	(22,597)	—	—	(22,597)
Exchange differences and other	36,364	(8,189)	66	28,241

Balances at December 31, 2009	(28,373)	(9,743)	(96,106)	(134,222)

Tangible assets, net:
Balances at December 31, 2007	4,287,612	4,710,696	460,725	9,459,033
Balances at December 31, 2008	5,664,616	1,966,319	870,617	8,501,552
Balances at December 31, 2009	6,202,162	1,702,657	1,090,916	8,995,735

(*)	The additions relate mainly to the acquisition of Banco Real and the reductions relate mainly to the disposal of Porterbrook.
b)	Property, plant and equipment for own use

The detail, by class of asset, of Property, plant and equipment — For own use in the consolidated balance sheets is as follows:

	Millions of euros
		Accumulated	Impairment	Carrying
	Cost	depreciation	losses	amount

Land and buildings	2,632	(682)	(11)	1,939
IT equipment and fixtures	1,903	(1,303)	—	601
Furniture and vehicles	3,019	(1,460)	—	1,559
Construction in progress and other items	277	(88)	—	189

Balances at December 31, 2007	7,831	(3,533)	(11)	4,288

Land and buildings	3,767	(923)	(12)	2,832
IT equipment and fixtures	2,093	(1,410)	—	683
Furniture and vehicles	3,705	(1,814)	—	1,891
Construction in progress and other items	341	(82)	—	259

Balances at December 31, 2008	9,906	(4,229)	(12)	5,665

Land and buildings	4,431	(1,116)	(28)	3,287
IT equipment and fixtures	2,525	(1,754)	—	772
Furniture and vehicles	4,118	(2,081)	—	2,037
Construction in progress and other items	165	(58)	—	106

Balances at December 31, 2009	11,239	(5,009)	(28)	6,202

The carrying amount at December 31, 2009 in the foregoing table includes the following approximate amounts:
•	€4,717 million relating to property, plant and equipment owned by Group entities and branches located abroad (December 31, 2008: €4,063 million; December 31, 2007: €5,335 million).

•
€196 million relating to property, plant and equipment being acquired under finance leases by the consolidated entities (December 31, 2008: €118 million; December 31, 2007: €394 million) (Note 2.l discloses additional information on these items).

c)	Investment property
The comparison of the fair value of the investment property at December 31, 2009 with the carrying amount at that date results in unrealized gains of €9 million (December 31, 2008: €18 million; December 31, 2007: €127 million).
The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2009, 2008 and 2007 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.
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

Lastly, on September 12, 2008 the Group completed the sale of its head offices (the Santander Business Campus) to Marme Inversiones 2007, S.L. for €1,904 million and recognized a net gain of €586 million (not including any net gains relating to certain projects in progress that the Group undertook to complete, which were completed in 2009, as a result of which the Group recognized gains of €73 million). Simultaneously, an operating lease agreement for the aforementioned offices (with maintenance, insurance and taxes payable by the Group) was entered into with Marme Inversiones 2007, S.L., with a compulsory term of 40 years, during which the rent (currently set at €6,891 thousand per month, payable quarterly) will be reviewed annually based on the variation in the preceding twelve months in the Harmonized Consumer Price Index of the euro zone multiplied by 1.74, with a minimum of 2.20% during the first ten years and a maximum of 6% throughout the lease term. The agreement includes an option exercisable by the Group on final expiry of the lease to purchase the Business Campus at its market value on the expiry date -the market value will be determined, if appropriate, by independent experts-, and a right of first refusal if the lessor should wish to sell the Business Campus. In addition to the two aforementioned agreements, the Group entered into a third additional promotion agreement, whereby during the first 20 years of the lease term it can request Marme Inversiones 2007, S.L. to construct buildings additional to those already existing at the Business Campus or to acquire additional land (from the third year onwards) to be included in the Business Campus, all under certain terms and conditions and with a maximum total cost of approximately €296 million, which would subsequently be included in the lease agreement.
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
The Group was advised in the above-mentioned transactions by independent advisors, who estimated the economic lives of the transferred properties at the transaction date, which in all cases were more than 60 years (more than 80 years in the case of the Business Campus). These advisors also analyzed both the selling prices of the properties and the agreed subsequent rental payments and, on the basis of this analysis, concluded that they had been set at fair market values at that date.
The rental expense recognized by the Group in 2009 in connection with these agreements amounted to €208 million (December 31, 2008: €144 million; December 31, 2007: €10 million). At December 31, 2009, the present value of the minimum future payments that the Group will incur during the compulsory term (since it is considered that the agreements will not be renewed and the existing purchase options will not be exercised) amounted to €189 million payable within one year (December 31, 2008: €208 million; December 31, 2007: €122 million), €697 million payable at between one and five years (December 31, 2008: €835 million; December 31, 2007: €443 million) -€183 million in the second year (December 31, 2008: €208 million; December 31, 2007: €117 million), €177 million in the third year (December 31, 2008: €209 million; December 31, 2007: €113 million), €172 million in the fourth year (December 31, 2008: €180 million; December 31, 2007: €109 million) and €166 million in the fifth year (December 31, 2008: €210 million; December 31, 2007: €105 million)-, and €1,764 million payable at more than five years (December 31, 2008: €1,906 million; December 31, 2007: €1,253 million).

17.	Intangible assets — Goodwill
The detail of Goodwill, based on the companies giving rise thereto (see Note 3.c), is as follows:

	Millions of euros
	2009	2008	2007

Santander Brasil	7,706	6,850	501
Santander UK Group (formerly Abbey) (United Kingdom) (*)	7,996	6,921	8,168
Totta Group (Portugal)	1,641	1,641	1,641
Sovereign Bancorp (Note 3)	1,425	—	—
Santander Consumer Bank AG (formerly CC-Holding) (Germany)	878	875	824
Banco Santander Chile	683	563	681
Drive Group	493	484	419
Grupo Financiero Santander Serfin (Mexico)	423	416	498
Banco Español de Crédito, S.A.	369	369	373
Santander Cards UK Limited (Note 3)	365	—	—
Santander Consumer Bank, A.S. (Norway)	129	112	134
Interbanco, S.A.	122	122	163
Finconsumo Banca S.p.A. (Italy)	106	106	106
GE Money Bank, GmbH (Austria)	98	—	—
Other companies	431	377	323

	22,865	18,836	13,831

(*)	Including Abbey, Alliance & Leicester and Bradford & Bingley.
At least once per year (or whenever there is any indication of impairment), the Group reviews goodwill for impairment (i.e. a potential reduction in its recoverable value to below its carrying amount). For this purpose, it analyses the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation including bankarization, among others); (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the Group carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital ratio, return on equity, among others); and (iii) the price earnings (P/E) ratio of the investments as compared with the P/E ratio of the stock market in the country in which the investments are located and that of comparable local financial institutions.
Based on the foregoing, and in accordance with the estimates, projections and measurements available to the Bank’s directors in 2009, the Group recognized impairment losses on goodwill totaling €3 million (2008: €73 million; 2007: €15 million) under Impairment losses on other assets — Goodwill and other intangible assets.

The changes in Goodwill were as follows:

	Millions of euros
	2009	2008	2007

Balance at beginning of year	18,836	13,831	14,513
Transfer of goodwill from Investments (Note 3)	—	8,000	—
Additions (Note 3)	2,300	941	252
Of which:
Sovereign Bancorp	1,601	—	—
Santander UK Group (Bradford & Bingley)	—	202	—
Santander UK Group (Alliance & Leicester)	—	554	—
Santander Consumer USA Group (formerly Drive)	26	42	97
Santander Cards UK Limited	359	—	—
Real Tokio Marine	152	—	—
GE Money Bank GmbH (Austria)	98	—	—
GE Money Oy (Finland)	42	—	—
Banco Santander Consumer Portugal, S.A.	—	—	74
CB Extrobank	—	—	38
Adjustments to initial acquisition price allocation	628	(413)	(50)
Of which, transfer to other intangible assets	—	(447)	—
Impairment losses	(3)	(73)	(15)
Disposals	(1,288)	(3)	(6)
Of which:
Banco Santander Brasil, S.A. (Note 3)	(1,286)	—	—
Exchange differences and other items	2,392	(3,447)	(863)

Balance at end of year	22,865	18,836	13,831

The changes in goodwill in 2008 relate mostly to the goodwill that arose on the full consolidation of Banco Real (see Note 3.b), to the acquisition of Alliance & Leicester and to the exchange differences arising on the translation to euros, at the closing rates, of the amount of the goodwill expressed in foreign currency, mainly that resulting from the purchases of Abbey and Banco Real. In accordance with current regulations, these exchange differences were recognized with a charge to Valuation adjustments — Exchange differences in equity and a credit to Goodwill in assets. The change in the balance of this heading is disclosed in the consolidated statement of recognized income and expense.
Also, the changes in 2009 relate mainly to the acquisitions made in the year (Sovereign and GE units in Europe — see Note 3), the partial derecognizing of the goodwill of Banco Santander Brasil associated with the placement among minority shareholders of 14.47% of its share capital and the exchange differences arising on the translation to euros, at the closing rates, of the amount of the goodwill expressed in foreign currency, mainly that resulting from the purchases of Abbey and Banco Real, the trend in the balance reflecting the recovery of these currencies in 2009.

18.	Intangible assets — Other intangible assets
The detail of Intangible assets — Other intangible assets and of the changes therein in 2009, 2008 and 2007 is as follows:

			Net			Application of
			additions	Change in	Amortization	amortization	Exchange
Thousands	Estimated	December	and	scope of	and	and	differences	December 31,
of euros	useful life	31, 2008	disposals	consolidation	impairment	impairment	and other	2009

With indefinite useful life:
Other brand names		41,011	1,388	—	—	—	(1,525)	40,874
With finite useful life:
Credit cards (Abbey)	5 years	25,197	—	—	—	—	1,827	27,024
IT developments	3 years	2,174,528	856,169	24,910	—	(501,904)	388,168	2,941,871
Other		885,577	487,153	160,316	—	(35,513)	199,284	1,696,817
Accumulated amortization		(1,332,187)	—	(40,774)	(826,139)	515,036	(236,436)	(1,920,500)
Impairment losses		(7,058)	—		(28,618)	22,382	5,666	(7,728)

		1,787,068	1,344,711	144,452	(854,757)	—	356,884	2,778,358

			Net			Application of
			additions	Change in	Amortization	amortization	Exchange
Thousands	Estimated	December 31,	and	scope of	and	and	differences	December 31,
of euros	useful life	2007	disposals	consolidation	impairment	impairment	and other	2008

With indefinite useful life:
Brand name (Abbey)		429,536	—	—	—	(331,829)	(97,707)	—
Other brand names		16,639	—	—	—	—	24,372	41,011
With finite useful life:
Customer deposits (Abbey)	10 years	1,175,428	—	—	—	(903,867)	(271,561)	—
Credit cards (Abbey)	5 years	32,727	—	—	—	—	(7,530)	25,197
IT developments	3 years	1,574,969	726,322	209,873	—	(159,527)	(177,108)	2,174,528
Other		233,352	24,118	183,391	—	(11,571)	456,287	885,577
Accumulated amortization		(1,234,838)	—	(171,372)	(655,211)	482,266	246,968	(1,332,187)
Impairment losses		(25,479)	—	—	(911,203)	924,528	5,096	(7,058)

		2,202,334	750,440	221,892	(1,566,414)	—	178,816	1,787,068

			Net			Application of
			additions	Change in	Amortization	amortization	Exchange
Thousands	Estimated	December	and	scope of	and	and	differences	December
of euros	useful life	31, 2006	disposals	consolidation	impairment	impairment	and other	31, 2007

With indefinite useful life:
Brand name (Abbey)		469,099	—	—	—	—	(39,563)	429,536
Other brand names		18,078	—	—	—	—	(1,439)	16,639
With finite useful life:
Customer deposits (Abbey)	10 years	1,283,693	—	—	—	—	(108,265)	1,175,428
Credit cards (Abbey)	5 years	35,741	—	—	—	—	(3,014)	32,727
IT developments	3 years	1,309,678	624,178	—	—	(470,219)	111,333	1,574,969
Other		323,026	449,418	—	—	(555,587)	16,495	233,352
Accumulated amortization		(980,530)	—	—	(637,237)	470,219	(87,290)	(1,234,838)
Impairment losses		(14,679)	—	—	(562,883)	555,587	(3,504)	(25,479)

Total		2,444,106	1,073,594	—	(1,200,120)	—	(115,246)	2,202,334

At December 31, 2009, 2008 and 2007, the Group reviewed the useful lives of its intangible assets and adjusted the carrying amounts of these assets on the basis of the estimated economic benefits currently expected to be obtained therefrom. As a result of this review, in 2008 the Group recognized under Impairment losses on other assets — Goodwill and other intangible assets impairment losses amounting to €911 million relating substantially in full to intangible assets arising from the acquisition of Abbey in 2004 (see Note 1-h).

19.	Other assets
The detail of Other assets is as follows:

	Thousands of euros
	2009	2008	2007

Transactions in transit	439,739	204,780	147,392
Net pension plan assets (Note 25)	502,041	510,028	239,392
Prepayments and accrued income	2,259,262	1,952,843	1,749,193
Other	2,411,016	2,716,801	1,744,230
Inventories	518,833	620,774	231,734

	6,130,891	6,005,226	4,111,941

20.	Deposits from central banks and Deposits from credit institutions
The detail, by classification, counterparty, type and currency, of Deposits from central banks and Deposits from credit institutions is as follows:

	Thousands of euros
	2009	2008	2007

Classification:
Financial liabilities held for trading	46,117,206	35,951,711	23,254,111
Of which:
Deposits from central banks	2,985,488	9,109,857	—
Deposits from credit institutions	43,131,718	26,841,854	23,254,111
Other financial liabilities at fair value through profit or loss	22,847,995	14,130,169	18,769,907
Of which:
Deposits from central banks	10,103,147	4,396,901	6,562,328
Deposits from credit institutions	12,744,848	9,733,268	12,207,579
Financial liabilities at amortized cost	73,126,386	79,795,490	70,873,290
Of which:
Deposits from central banks	22,345,110	9,211,957	22,185,751
Deposits from credit institutions	50,781,276	70,583,533	48,687,539

	142,091,587	129,877,370	112,897,308

Type:
Reciprocal accounts	948,049	509,282	562,619
Term deposits	78,325,126	82,559,946	71,227,723
Other demand accounts	3,340,932	2,527,834	2,466,369
Repurchase agreements	56,818,092	41,651,446	36,615,910
Central bank credit account drawdowns	2,658,925	2,626,262	2,008,927
Hybrid financial liabilities	463	2,600	15,760

	142,091,587	129,877,370	112,897,308

Currency:
Euro	58,457,951	59,833,384	58,327,694
Pound sterling	34,719,824	27,275,168	14,948,909
US dollar	37,066,057	33,490,478	28,930,017
Other currencies	11,847,756	9,278,340	10,690,688

	142,091,587	129,877,370	112,897,308

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

21.	Customer deposits
The detail, by classification, geographical area and type, of Customer deposits is as follows:

	Thousands of euros
	2009	2008	2007

Classification:
Financial liabilities held for trading	4,658,372	4,896,065	27,992,480
Other financial liabilities at fair value through profit or loss	14,636,466	9,318,117	10,669,058
Financial liabilities at amortized cost	487,681,399	406,015,268	316,744,981

	506,976,237	420,229,450	355,406,519

Geographical area:
Spain	170,760,231	142,376,596	131,833,844
European Union (excluding Spain)	199,169,106	170,778,310	134,505,644
United States and Puerto Rico	37,851,345	8,440,893	17,881,211
Other OECD countries	1,101,108	470,721	189,548
Latin America	96,804,592	96,103,045	69,360,898
Rest of the world	1,289,855	2,059,885	1,635,374

	506,976,237	420,229,450	355,406,519

Type:
On demand-
Current accounts	135,895,002	94,773,159	87,136,743
Savings accounts	127,940,647	115,673,794	90,727,525
Other demand deposits	3,570,326	3,035,757	3,593,720
Term deposits-
Fixed-term deposits	192,244,789	143,130,514	92,375,364
Home-purchase savings accounts	315,867	295,458	296,768
Discount deposits	448,432	11,625,840	9,933,139
Hybrid financial liabilities	5,447,496	8,159,893	8,494,773
Other term deposits	212,113	290,055	113,562
Notice deposits	2,208,116	1,764,954	283,301
Repurchase agreements	38,693,449	41,480,026	62,451,624

	506,976,237	420,229,450	355,406,519

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.
22.	Marketable debt securities
a)	Breakdown
The detail, by classification and type, of Marketable debt securities is as follows:

	Thousands of euros
	2009	2008	2007

Classification:
Financial liabilities held for trading	586,022	3,569,795	17,090,935
Other financial liabilities at fair value through profit or loss	4,886,840	5,191,073	10,279,037
Financial liabilities at amortized cost	206,490,311	227,642,422	205,916,716

	211,963,173	236,403,290	233,286,688

Type:
Bonds and debentures outstanding	183,250,197	194,291,014	200,557,274
Notes and other securities	28,712,976	42,112,276	32,729,414

	211,963,173	236,403,290	233,286,688

At December 31, 2009, 2008 and 2007, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares (except for the Santander Securities (Valores Santander)), which are described in Note 34.a.
At December 31, 2009, asset-backed securities amounted to €37,945 million (December 31, 2008: €50,153 million). In 2009 asset-backed securities amounting to €1,220 million were issued, of which €1,143 million were issued by Santander Consumer Bank AG and €69 million by Brazil Foreign Diversified Payment Rights Finance Company.
Additionally, total mortgage-backed securities at December 31, 2009 amounted to €53,994 million. In 2009 the Bank and Banesto issued mortgage-backed bonds (cédulas hipotecarias) amounting to €1,500 million and €2,807 million, respectively. The registered mortgage-backed bonds outstanding in connection with these issues totaled €42,204 million at December 31, 2009 (December 31, 2008: €37,726 million).
At December 31, 2008, asset-backed securities amounted to €50,153 million (December 31, 2007: €63,172 million). In 2008 asset-backed securities amounting to €1,539 million were issued, of which €677 million were issued by Santander Consumer Bank AG, €507 million by the Alliance & Leicester Group and €352 million by Brazil Foreign Diversified Payment Rights Finance Company.
Additionally, total mortgage-backed securities at December 31, 2008 amounted to €47,758 million. In 2008 the Bank did not issue any mortgage-backed bonds and Banesto issued €100 million in this connection. The mortgage-backed bonds outstanding in connection with these issues totaled €37,726 million at December 31, 2008 (December 31, 2007: €39,264 million).
Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates in each year.
b)	Bonds and debentures outstanding
The detail, by currency of issue, of Bonds and debentures outstanding is as follows:

				December 31, 2009
				Outstanding
				issue amount in
				foreign	Annual
	Millions of euros			currency	interest
Currency of issue	2009	2008	2007	(Millions)	rate (%)

Euro	122,454	135,330	131,684	122,454	2.90%
US dollar	36,535	27,459	38,864	52,632	2.15%
Pound sterling	13,829	21,493	23,154	12,281	2.72%
Chilean peso	3,180	2,380	2,239	2,323,523	3.99%
Other currencies	7,252	7,629	4,616

Ending balance	183,250	194,291	200,557

The changes in Bonds and debentures outstanding were as follows:

	Millions of euros
	2009	2008	2007

Balance at beginning of year	194,291	200,557	168,335
Net inclusion of entities in the Group	10,760	20,333	36
Of which, Alliance & Leicester Group	—	18,676	—
Sovereign Bancorp, Inc.	10,759	—	—
Issues	60,999	76,786	122,530
Banco Santander, S.A.-
Mortgage-backed bonds — fixed rate	1,500	—	4,500
Banesto-
Mortgage-backed bonds — fixed rate	2,807	100	1,708
Bonds	4,556	3,818	5,006
Santander International Debt, S.A., Sole-Shareholder Company-
Bonds — floating rate	2,928	16,007	10,059
Santander UK (formerly Abbey)-
Holmes Master Issuer plc	—	—	15,924
Bonds in pound sterling	4,945	21,667	26,613
Bonds in other currencies	33,257	29,599	41,122
Santander US Debt, S.A. Sole-Shareholder Company-
Debentures — floating rate	1,032	—	2,038
Santander Consumer Bank AG-
Asset-backed securities	—	677	2,585
Banco Santander Totta, S.A.-
Bonds	1,520	1,496	890
Mortgage debentures	1,000	1,000	—
Totta (Ireland) Plc — floating rate bonds	3,380	849	—
Banco Santander S.A. (Brasil)
Agricultural letters of credit	458	—	—
Real estate letters of credit	2,311	663	—
Bonds	80	556
Banco Santander, S.A. (Chile)
Bonds	859	—	—
Banco Santander, S.A. (Mexico)
Bonds	164	—	—
Redemptions and repurchases	(75,614)	(93,872)	(85,674)
Of which:
Banco Santander, S.A.	(1,545)	(1,783)	(3,987)
Banesto	(4,971)	(7,407)	(2,358)
Santander Consumer Bank S.p.A.	—	(217)	(26)
Santander UK (formerly Abbey)-	(41,401)	(65,039)	(70,535)
Banco Santander S.A. (formerly Banespa)	(2,278)	(555)	—
Santander Consumer Bank AG	(149)	(203)	—
Santander Central Hispano International Limited	(46)	(979)	—
Banco Santander Totta, S.A.	(1,430)	(2,637)	—
Totta (Ireland) Plc	(849)	(1,189)	—
Santander US Debt, S.A. Sole-Shareholder Company	(13,156)	(4,178)	(1,329)
Santander International Debt, S.A. Sole-Shareholder Company	(2,672)	(6,239)	(3,037)
Drive Group	(155)	(960)	—
Fondo de Titulización de Activos Santander Empresas 1	—	(468)	—
Fondo de Titulización de Activos Santander Empresas 2	—	(691)	—
Fondo de Titulización de Activos Santander Empresas 3	—	(883)	—
Exchange differences	1,459	(5,806)	(2,864)
Other changes	(8,645)	(3,707)	(1,806)

Balance at end of year	183,250	194,291	200,557

c)	Notes and other securities
These notes were issued mainly by the following: Santander Commercial Paper, S.A. (Sole-Shareholder Company); Abbey National North America LLC; Abbey National Treasury Services plc; Abbey National plc., Santander Central Hispano Finance (Delaware) Inc.; Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander; Banco Santander Puerto Rico; Banesto and Santander S.A. Agente de Valores.

d)	Guarantees
The detail of liabilities and contingent liabilities secured by financial assets is as follows:

	Millions of euros
	2009	2008	2007

Commercial paper (promissory notes)	—	—	183
Asset-backed securities	37,945	50,153	63,172
Other mortgage securities	53,994	47,758	45,664
Of which: mortgage-backed bonds	42,204	37,726	39,264

	91,939	97,911	109,019

The mortgage-backed securities and other mortgage securities are secured by mortgage loans with average maturities of more than ten years. The main terms and conditions of these loans are listed below:
1.	Transactions securing mortgage-backed securities:
•
First mortgage for acquisition and/or refurbishment of principal or second residence, which at the date of securitization must not have any amounts more than 30 days past due. For these purposes, financing granted to property developers is excluded.

•	Appraisal conducted by specialist valuer.

•
The amount of the loan must not exceed 80% of the appraised value, unless additional guarantees are provided (bank guarantee given by a credit institution other than the creditor bank or credit insurance on the terms established in Legislative Royal Decree 6/2004, of 29 October), in which case this limit may be extended up to a maximum of 95%.

•
Each of the mortgaged properties must have at least one liability insurance policy in force. The capital insured must not be lower than either the appraised value (excluding the land) or the amount of the loan.

2.
With respect to issues of mortgage-backed bonds (cédulas hipotecarias), in order to calculate the amount of the qualifying assets, the following transactions are excluded from the total base of the unsecuritized mortgage portfolio:

•	Transactions classified as non-performing, at pre-action stage and at procedural stage.

•	Transactions without appraisal by a specialist valuer.

•	Transactions exceeding 80% of the appraised value in residential financing and 60% in the case of other assets.

•	Second mortgages or mortgages with insufficient collateral.

•	Transactions without insurance or with insufficient insurance.
The other securitizations, including asset-backed securities and notes issued by special-purpose vehicles (SPVs), are secured by:
•	Mortgage loans to individuals to finance the acquisition and refurbishment of homes with an average maturity of over ten years.
•	Personal consumer finance loans with no specific guarantee and unsecured loans with an average maturity of five years.
•
Loans to SMEs (non-financial small and medium-sized enterprises) secured by State guarantees, and loans to companies (micro companies, SMEs, companies and large companies) secured by property mortgages, the borrower’s personal guarantee, guarantees and other collateral other than property mortgages, with an average maturity of seven years.

•	Mortgage and non-mortgage loans to finance municipalities, autonomous communities and subsidiaries with an average maturity of over ten years.
•
Asset-backed securities issued by various European special-purpose vehicles backed by loans for the purchase of German and Italian vehicles and Italian personal loans with an average maturity of eight years.

•	Commercial credit of Banco Santander (ordinary invoice discounting, occasional discounting and advances to customers on legitimate receivables) with an average maturity of 45 days.
The fair value of the guarantees received by the Group (financial and non-financial assets) which the Group is authorized to sell or pledge even if the owner of the guarantee has not defaulted is scantly material taking into account the Group’s financial statements as a whole.
23.	Subordinated liabilities
a)	Breakdown
The detail, by currency of issue, of Subordinated liabilities is as follows:

	Thousands of euros			December 31, 2009
				Outstanding
				issue amount
				in foreign	Annual
				currency	interest rate
Currency of issue	2009	2008	2007	(Millions)	(%)

Euro	16,598,441	19,660,053	19,224,529	16,598	4.22%
US dollar	9,297,611	7,877,340	7,412,454	13,394	6.27%
Pound sterling	6,440,827	7,952,179	7,387,191	5,720	7.14%
Other currencies	4,467,722	3,383,678	2,168,563

Balance at end of year	36,804,601	38,873,250	36,192,737

Of which, preference shares	430,152	1,051,272	522,558
Note 51 contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

b)	Changes
The changes in Subordinated liabilities were as follows:

	Millions of euros
	2009	2008	2007

Balance at beginning of year	38,873	36,193	31,091
Net inclusion of entities in the Group	1,598	2,776	—
Of which:
Sovereign Bancorp, Inc.	1,598	—	—
Alliance & Leicester Group	—	1,648	—
Banco Real S.A.	—	1,128	—
Issues	6,874	312	8,330
Of which:
Santander Finance Capital, S.A., Sole-Shareholder Company	2,463	—	—
Santander Finance Preferred, S.A., Sole-Shareholder Company	1,576	—	1,072
Santander Issuances, S.A.	1,544	—	—
Santander International Preferred, S.A., Sole-Shareholder Company	690	—	—
Banesto	497	—	—
Santander Central Hispano Issuances Limited	—	—	5,908
Santander Perpetual, S.A., Sole-Shareholder Company	—	—	1,019
Redemptions	(9,316)	(1,315)	(2,340)
Of which:
Santander UK (formerly Abbey National plc)	(2,775)	(409)	(944)
Santander Finance Capital, S.A., Sole-Shareholder Company	(2,280)	—	—
Santander Finance Preferred, S.A., Sole-Shareholder Company	(1,174)	—	—
Santander Central Hispano Issuances Limited	(1,027)	(153)	(1,188)
Alliance & Leicester	(693)	—	—
Santander Perpetual, S.A., Sole-Shareholder Company	(588)	—	—
Santander Issuances, S.A.	(500)	—	—
Banesto	(131)	(500)	—
Exchange differences	708	(2,066)	(1,353)
Other changes	(1,932)	2,973	465

Balance at end of year	36,805	38,873	36,193

c)	Other disclosures
This item includes the preference shares (participaciones preferentes) securities and other financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity (preference shares).
The preference shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties and, except for the shares of Abbey referred to below, are redeemable at the discretion of the issuer, based on the terms and conditions of each issue.
For the purposes of payment priority, preference shares (participaciones preferentes) are junior to all general creditors and to subordinated deposits. The remuneration of these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.
The other issues are subordinated and, therefore, rank junior to all general creditors of the issuers. The issues launched by Santander Central Hispano Issuances Limited, Santander Central Hispano Financial Services Limited, Santander Issuances, S.A. (Sole-Shareholder Company), Santander Perpetual, S.A. (Sole-Shareholder Company), Santander Finance Capital, S.A. (Sole-Shareholder Company), Santander International Preferred, S.A. (Sole-Shareholder Company) and Santander Finance Preferred S.A. (Sole-Shareholder Company) are guaranteed by the Bank or by restricted deposits arranged by the Bank for this purpose.
Except for those described in Note 34.a, at December 31, 2009 none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make it convertible into shares.

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
The accrued interest on the subordinated liabilities amounted to €2,354 million in 2009 (2008: €2,415 million).
24.	Other financial liabilities
The detail of Other financial liabilities is as follows:

	Thousands of euros
	2009	2008	2007

Trade payables	1,902,249	2,282,759	3,350,422
Clearing houses	734,873	761,534	1,106,714
Tax collection accounts:
Tax payables	1,915,373	2,066,685	2,040,547
Factoring accounts payable	448,985	283,478	326,107
Unsettled financial transactions	2,753,781	3,628,473	2,994,299
Other financial liabilities	11,847,307	8,658,240	6,865,389
Of which: recognized in financial liabilities held for trading	302,520	—	—

	19,602,568	17,681,169	16,683,478

Note 51 contains a detail of the residual maturity periods of other financial assets and liabilities at each year-end.
25.	Provisions
a)	Breakdown
The detail of Provisions is as follows:

	Thousands of euros
	2009	2008	2007

Provisions for pensions and similar obligations	10,628,684	11,198,117	11,819,748
Provisions for taxes and other legal contingencies	3,283,339	2,363,706	1,715,967
Provisions for contingent liabilities and commitments (Note 2):	641,620	678,584	636,316
Of which: country risk	18,418	56,254	48,831
Other provisions	2,979,096	3,495,852	2,398,868

Provisions	17,532,739	17,736,259	16,570,899

b)	Changes
The changes in Provisions were as follows:

	Millions of euros
	2009				2008				2007
		Contingent				Contingent				Contingent
		liabilities and	Other			liabilities and	Other			liabilities and	Other
	Pensions	commitments	provisions	Total	Pensions	commitments	provisions	Total	Pensions	commitments	provisions	Total

Balances at beginning of year	11,198	679	5,860	17,737	11,820	636	4,115	16,571	14,014	599	4,614	19,227
Net inclusion of entities in the Group	44	125	(26)	143	175	73	2,816	3,064	(2)		(35)	(37)
Additions charged to income:
Interest expense and similar charges (Note 39)	482	—	—	482	454	—	—	454	487	—	—	487
Personnel expenses (Note 47)	176	—	—	176	184	—	—	184	209	—	—	209
Period provisions	339	46	1,407	1,792	598	(3)	1,045	1,640	431	95	369	895
Other additions arising from insurance contracts linked to pensions	(30)	—	—	(30)	(17)	—	—	(17)	(17)	—	—	(17)
Payments to pensioners and early retirees with a charge to internal provisions	(1,191)	—	—	(1,191)	(1,086)	—	—	(1,086)	(1,109)	—	—	(1,109)
Insurance premiums paid	(1)	—	—	(1)	(8)	—	—	(8)	(6)	—	—	(6)
Payments to external funds	(594)	—	—	(594)	(563)	—	—	(563)	(2,168)	—	—	(2,168)
Amount used	—	—	(1,412)	(1,412)	—	—	(1,523)	(1,523)	—	—	(921)	(921)
Transfers, exchange differences and other changes	206	(208)	433	431	(359)	(27)	(594)	(980)	(19)	(58)	88	11

Balances at end of year	10,629	642	6,262	17,533	11,198	679	5,860	17,736	11,820	636	4,115	16,571

c)	Provisions for pensions and similar obligations
The detail of Provisions for pensions and similar obligations is as follows:

	Millions of euros
	2009	2008	2007

Provisions for post-employment plans — Spanish entities	5,443	5,596	5,723
Of which: defined benefit	5,439	5,593	5,626
Provisions for other similar obligations — Spanish entities	3,851	4,166	4,001
Of which: early retirements	3,842	4,158	3,950
Provisions for post-employment plans — Abbey	496	744	1,275
Provisions for post-employment plans and other similar obligations — Other foreign subsidiaries	839	692	821
Of which: defined benefit	829	688	821

Provisions for pensions and similar obligations	10,629	11,198	11,820

i.	Spanish entities — Post-employment plans and other similar obligations
At each year-end, the consolidated Spanish entities had post-employment benefit obligations under defined benefit plans. On July 25, 2006, the Bank entered into an agreement with the employee representatives to promote a defined contribution plan aimed at all current personnel. Subsequently, at its meeting on December 17, 2007, the Bank’s board of directors approved the implementation of a defined contribution retirement plan for executives of the Bank. In 2008, in accordance with the aforementioned plan, an extraordinary contribution totaling €111 million was made for past service, together with a current contribution which amounted to €19 million (2009: €16.8 million). Lastly, in various years some of the consolidated entities offered certain of their employees the possibility of taking early retirement and, therefore, provisions were recognized in those years for the obligations to employees taking early retirement -in terms of salaries and other employee welfare costs- from the date of their early retirement to the date of effective retirement.
At each year-end, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to €44 million in 2009 (2008: €40 million; 2007: €14 million).
The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:
1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-employment plans			Other similar obligations
	2009	2008	2007	2009	2008	2007

Annual discount rate	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Mortality tables	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)
Cumulative annual CPI growth	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Annual salary increase rate	2.50% (2.9% in the case of Banesto)	2.50% (2.9% in the case of Banesto)	2.50% (2.9% in the case of Banesto)	n/a	n/a	n/a
Annual social security pension increase rate	1.5%	1.5%	1.5%	n/a	n/a	n/a
Annual benefit increase rate	n/a	n/a	n/a	0% to 1.5%	0% to 1.5%	0% to 1.5%

The discount rate used is that required by Spanish legislation for measuring similar obligations, which is published annually by the Directorate-General of Insurance (Resolution of January 21, 2009). The maximum rate to be used in 2009 was set at 4.32%. This figure relates to 100% of the average interest rates of Government bonds for the last quarter of the year prior to that in which the rate is applicable.
3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.
The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-employment plans			Other similar obligations
	2009	2008	2007	2009	2008	2007

Expected rate of return on plan assets	4.0%	4.0%	4.0%	—	—	—
Expected rate of return on reimbursement rights	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
The funding status of the defined benefit obligations in 2009 and the four preceding years is as follows:

	Millions of euros
	Post-employment plans					Other similar obligations
	2009	2008	2007	2006	2005	2009	2008	2007	2006	2005

Present value of the obligations:
To current employees	1,200	1,273	1,259	1,215	1,207	—	—	—	—	—
Vested obligations to retired employees	4,708	4,828	4,876	4,958	4,942	—	—	—	—	—
To early retirees	—	—	—	—	—	3,842	4,158	3,950	4,481	4,215
Long-service bonuses and other obligations	—	—	—	—	—	9	8	50	46	54
Other	183	181	174	164	225	—	—	1	—	—

	6,091	6,282	6,309	6,337	6,374	3,851	4,166	4,001	4,527	4,269

Less-
Fair value of plan assets	184	193	192	203	211	—	—	—	—	—
Unrecognized actuarial (gains)/losses	462	489	487	482	506	—	—	—	—	—
Unrecognized past service cost	6	7	4	5	—	—	—	—	—	—

Provisions — Provisions for pensions	5,439	5,593	5,626	5,647	5,657	3,851	4,166	4,001	4,527	4,269

Of which:
Internal provisions for pensions	3,086	3,153	3,114	3,065	3,015	3,848	4,159	3,987	4,504	4,235
Insurance contracts linked to pensions (Note 14)	2,353	2,440	2,512	2,582	2,642	3	7	14	23	34
The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2009	2008	2007	2009	2008	2007

Current service cost	55	56	56	1	5	5
Interest cost	226	240	242	153	145	166
Expected return on plan assets	(7)	(8)	(8)	—	—	—
Expected return on insurance contracts linked to pensions	(95)	(95)	(102)	—	—	(1)
Extraordinary charges-
Actuarial (gains)/losses recognized in the year	10	6	6	38	4	13
Past service cost	29	63	58	—	—	—
Early retirement cost	(19)	(23)	2	257	587	40
Other	(51)	(20)	(16)	—	(53)	(22)

Total	148	219	238	449	688	201

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2009	2008	2007	2009	2008	2007

Present value of the obligations at beginning of year	6,282	6,309	6,337	4,166	4,001	4,527
Net inclusion of entities in the Group	—	—	—		—	—
Current service cost	55	56	56	1	5	5
Interest cost	226	240	242	153	145	166
Early retirement cost	(19)	(23)	2	257	587	39
Effect of curtailment/settlement	(51)	(21)	(16)	—	(54)	(22)
Benefits paid	(383)	(334)	(350)	(765)	(726)	(729)
Past service cost	29	66	58	—	—	1
Actuarial (gains)/losses	(52)	(11)	(19)	38	4	13
Other	4		(1)	1	204	1

Present value of the obligations at end of year	6,091	6,282	6,309	3,851	4,166	4,001

The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:
Plan assets

	Millions of euros
	Post-employment plans
	2009	2008	2007

Fair value of plan assets at beginning of year	193	192	203
Expected return on plan assets	7	8	8
Actuarial gains/(losses)	(4)	(2)	(12)
Contributions	(1)	8	6
Benefits paid	(11)	(13)	(13)

Fair value of plan assets at end of year	184	193	192

Insurance contracts linked to pensions

	Millions of euros
	Post-employment plans			Other similar obligations
	2009	2008	2007	2009	2008	2007

Fair value of insurance contracts linked to pensions at beginning of year	2,440	2,512	2,582	7	14	23
Expected return on insurance contracts (Note 38)	95	95	102	—	—	1
Actuarial gains/(losses)	(31)	(17)	(17)	—	—	—
Premiums paid	7	11	12	—	—	—
Benefits paid	(158)	(161)	(165)	(4)	(7)	(10)
Exchange differences	—	—	(2)	—	—	—

Fair value of insurance contracts linked to pensions at end of year	2,353	2,440	2,512	3	7	14

In 2010 the Group expects to make contributions in Spain to fund its defined benefit pension obligations for amounts similar to those made in 2009.
The plan assets and the insurance contracts linked to pensions are instrumented through insurance policies.

The following table shows the estimated benefits payable at December 31, 2009 for the next ten years:

Millions
of euros
2010	1,091
2011	1,031
2012	958
2013	896
2014	824
2015 to 2019	2,775

7,575

ii.	United Kingdom
At the end of each of the last three years, the businesses in the UK (basically Abbey and Alliance & Leicester in 2008 and Abbey in 2007) had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to €22 million in 2009 (2008 and 2007: €10 million).
The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:
1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2009	2008	2007

Annual discount rate	5.75%	6.40%	5.30%
Mortality tables	PX92MC C2009	PX92MC C2008	PA92MC C2006
Cumulative annual CPI growth	3.4%	3.0%	3.0%
Annual salary increase rate	3.4%	3.5%	4.0%
Annual pension increase rate	3.3%	3.0%	3.0%
The funding status of the defined benefit obligations in 2009 and the four preceding years is as follows:

	Millions of euros
	2009	2008	2007	2006	2005

Present value of the obligations	7,116	5,445	6,248	6,350	6,337

Less-
Fair value of plan assets	5,910	4,591	4,913	4,810	4,326
Unrecognized actuarial (gains)/losses	787	202	60	(102)	223

Provisions — Provisions for pensions	419	652	1,275	1,642	1,788

Of which:
Internal provisions for pensions	496	744	1,275	1,642	1,788
Net assets for pensions	(77)	(92)	—	—	—

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	2009	2008	2007
Current service cost	72	69	97
Interest cost	367	331	322
Expected return on plan assets	(320)	(298)	(284)
Extraordinary charges:
Actuarial gains/losses recognized in the year	—	(1)	(1)
Past service cost	(1)	—	—

Total	118	101	134

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	2009	2008	2007

Present value of the obligations at beginning of year	5,445	6,248	6,350
Net inclusion of entities in the Group	—	1,252	—
Current service cost	72	69	97
Interest cost	367	331	322
Past service cost	(1)	—	—
Benefits paid	(261)	(199)	(175)
Actuarial (gains)/losses	1,050	(802)	200
Exchange differences and other items	444	(1,454)	(546)

Present value of the obligations at end of year	7,116	5,445	6,248

The net inclusion of entities in the Group in 2008 relates mainly to Alliance & Leicester.
The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2009	2008	2007

Fair value of plan assets at beginning of year	4,591	4,913	4,810
Net inclusion of entities in the Group	—	1,335	—
Expected return on plan assets	320	298	284
Actuarial gains/losses	364	(954)	45
Contributions	564	413	387
Benefits paid	(261)	(199)	(175)
Exchange differences	333	(1,215)	(438)

Fair value of plan assets at end of year	5,910	4,591	4,913

The net inclusion of entities in the Group in 2008 relates mainly to Alliance & Leicester.
In 2010 the Group expects to make contributions in Spain to fund these obligations for amounts similar to those made in 2009.
The main categories of plan assets as a percentage of total plan assets are as follows:

	2009	2008	2007

Equity instruments	39%	41%	46%
Debt instruments	54%	56%	52%
Properties	1%	2%	—
Other	6%	1%	2%
The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.

The following table shows the estimated benefits payable at December 31, 2009 for the next ten years:

Millions
of euros

2010	279
2011	298
2012	318
2013	340
2014	363
2015 to 2019	2,234

3,832

iii.	Other foreign subsidiaries
Certain of the consolidated foreign entities have acquired obligations to their employees similar to post-employment benefits.
At December 31, 2009, 2008 and 2007, these entities had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to €48 million in 2009 (2008: €28 million; 2007: €23 million).
The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.
The funding status of the obligations similar to post-employment benefits and other long-term benefits in 2009 and the four preceding years is as follows:

	Millions of euros
	2009	2008	2007	2006	2005

Present value of the obligations	9,078	6,735	7,264	6,198	5,481

Less-
Fair value of plan assets	8,497	6,307	6,725	3,917	2,523
Unrecognized actuarial (gains)/losses	632	386	134	517	760
Unrecognized past service cost	3	—	—	—	2

Provisions — Provisions for pensions	(54)	42	405	1,764	2,196

Of which:
Internal provisions for pensions	829	688	821	2,198	2,459
Net assets for pensions	(425)	(418)	(239)	(224)	(55)
Unrecognized net assets for pensions	(458)	(228)	(177)	(210)	(208)
In January 2007 Banco do Estado de São Paulo, S.A.- Banespa (which merged with Banco Santander Banespa, S.A. on August 31, 2006) externalized a portion of the pension obligations to employees for which it still recognized an internal provision and for this purpose arranged an external plan or fund managed by Banesprev. As a result of this externalization, the related assets and liabilities were transferred to Banesprev, and Provisions — Provisions for pensions and similar obligations at December 31, 2007 included the present value of the aforementioned obligations, net of the fair value of the related plan assets and the net unrecognized cumulative actuarial gains and/or losses.

The amounts recognized in the consolidated income statement in relation to these obligations are as follows:

	Millions of euros
	2009	2008	2007

Current service cost	49	54	50
Interest cost	736	670	607
Expected return on plan assets	(672)	(627)	(559)
Extraordinary charges:
Actuarial gains/losses recognized in the year	73	31	22
Early retirement cost	9	5	16
Other	(10)	(2)	216

Total	185	131	352

The changes in the present value of the accrued obligations were as follows:

	Millions of euros
	2009	2008	2007
Present value of the obligations at beginning of year	6,735	7,264	6,198
Net inclusion of entities in the Group	68	673	—
Current service cost	49	54	50
Interest cost	736	670	607
Early retirement cost	9	5	16
Effect of curtailment/settlement	(209)	(2)	(4)
Benefits paid	(587)	(535)	(492)
Past service cost	3	—	—
Actuarial (gains)/losses	830	(10)	707
Exchange differences and other items	1,444	(1,384)	182

Present value of the obligations at end of year	9,078	6,735	7,264

The net inclusion of entities in the Group in 2008 relates mainly to Banco Real.
The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2009	2008	2007

Fair value of plan assets at beginning of year	6,307	6,725	3,917
Net inclusion of entities in the Group	49	618	—
Expected return on plan assets	672	627	559
Actuarial gains/(losses)	449	(351)	586
Contributions	158	285	1,863
Benefits paid	(533)	(495)	(452)
Exchange differences and other items	1,395	(1,102)	252

Fair value of plan assets at end of year	8,497	6,307	6,725

The net inclusion of entities in the Group in 2008 relates mainly to Banco Real.
In 2010 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2009.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2009	2008	2007

Equity instruments	12%	12%	27%
Debt instruments	83%	83%	66%
Properties	1%	2%	2%
Other	4%	3%	5%
The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.
The following table shows the estimated benefits payable at December 31, 2009 for the next ten years:

Millions
of euros

2010	625
2011	644
2012	667
2013	689
2014	714
2015 to 2019	4,119

7,458

d)	Provisions for taxes and other legal contingencies and Other provisions

The balance of Provisions — Provisions for taxes and other legal contingencies and Provisions — Other provisions, which includes, inter alia, provisions for restructuring costs and tax and legal litigation, was estimated using prudent calculation procedures in keeping with the uncertainty inherent in the obligations covered. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation; in certain cases, these obligations have no fixed settlement period and, in other cases, are based on litigation in progress.

The detail of Provisions for taxes and other legal contingencies and Other provisions is as follows:

	Millions of euros
	2009	2008	2007

Recognized by Spanish companies	828	1,061	814
Recognized by other EU companies	537	721	886
Recognized by other companies	4,897	4,078	2,415
Of which:
Brazil	3,428	2,920	1,989

	6,262	5,860	4,115

e)	Litigation
i.	Tax litigation
At December 31, 2009, the main tax litigation concerning the Group was as follows:
•
The Mandados de Segurança filed by Banco Santander Brasil, S.A. and other Group companies in Brazil challenging the increase in the rate of Brazilian Social Contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008.

•	The Mandados de Segurança filed by Group companies in Brazil claiming their right to pay the Brazilian Social Contribution tax on net income at a rate of 8%.

•
The Mandados de Segurança filed by Banco Santander, S.A. and other Group entities claiming their right to pay the Brazilian PIS and COFINS Social Contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the “Mandado de Segurança” was declared unwarranted and an appeal was filed at the Federal Regional Court. On September 13, 2007, the Federal Regional Court found in favor of Banco Santander, S.A. The Brazilian authorities have filed an appeal against this judgment at a higher court. In the case of Banco ABN AMRO Real, S.A., on March 9, 2007 the court found in its favor although the Brazilian authorities have also filed an appeal against this judgment at a higher court. On September 29, 2009 a resolution was issued whereby it partially admitted the appeal.

•
Real Leasing S.A. Arrendamiento Mercantil and Banco ABN AMRO Real S.A. have filed various administrative and legal claims in connection with the deductibility of the provision for doubtful debts for 1995.

•
Banco Santander Brasil, S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services.

•
In November 2009 Banco Santander Brasil, S.A. and certain of its subsidiaries availed themselves of the program for the deferral and payment in cash of tax and Social Security debts established in Law 11,941/2009. The main processes included in this program, which were reported in prior years, refer to litigation related to (i) the right to consider the Social Contribution tax on net income as deductible in the calculation of Brazilian Legal Entities Income Tax, (ii) the right to pay the Brazilian Social Contribution tax on net income at a rate of 8%, and (iii) the deductibility for Income tax purposes of the depreciation and amortization expense in the same period as that in which lease Income is recognized in finance lease companies. The participation in this program entails payment of the disputed amounts and the discontinuance before the end of February 2010 of the related court proceedings.

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

•
Legal action filed by Sovereign Bancorp Inc. claiming entitlement to an international double taxation tax credit in connection with taxes paid outside of the United States in fiscal years 2003 to 2005 in relation to financial transactions carried out with an international bank.

ii.	Non-tax-related proceedings
At December 31, 2009, the main non-tax-related proceedings concerning the Group were as follows:
•	Misselling: claims associated with the sale by Abbey of certain financial products to its customers.

The provisions recorded by Abbey in this respect were calculated on the basis of the best estimate of the number of claims that will be received, of the percentage of claims that will be upheld and of the related amounts.

•
LANETRO, S.A.: claim (Ordinary Lawsuit no. 558/2002) filed by LANETRO, S.A. against Banco Santander, S.A. at Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to €30.05 million of a capital increase at the complainant.

On December 16, 2003, a judgment was handed down dismissing the plaintiff’s request. The subsequent appeal filed by LANETRO was upheld by a decision of the Madrid Provincial Appellate Court on October 27, 2006. On March 30, 2010, the Spanish Supreme Court dismissed the extraordinary appeal on the grounds of procedural infringements, and partially admitted the appeal in cassation, which were both filed by the Bank against the decision of the Madrid Provincial Appellate Court.

•
Ordinary proceedings filed by Galesa de Promociones, S.A., against the Bank, at Elche Court of First Instance no. 5, Alicante (Ordinary Lawsuit no. 1946/2008). The claim sought damages amounting to €51,396,971.43 as a result of a judgment handed down by the Supreme Court on November 24, 2004 setting aside a summary mortgage proceeding filed by the Bank against the complainant company, which concluded in the foreclosure by the Bank of the mortgaged properties and their subsequent sale by the Bank to third-party buyers. The judgment of the Supreme Court ordered the reversal of the court foreclosure proceeding prior to the date on which the auctions were held, a circumstance impossible to comply with due to the sale by the Bank of the properties to the aforementioned third parties, which therefore prevented the reincorporation of the properties into the debtor company’s assets and their re-auction.

The damages claimed are broken down as follows: (i) €18,428,076.43 relating to the value of the property auctioned; (ii) €32,608,895 relating to the loss of profit on the properties lost by the complainant, which was prevented from continuing its business activity as a property developer; and (iii) €360,000 relating to rental income.

On October 31, 2008, a summons to respond to and oppose the claim was served on the Bank, which responded to the complainant’s requests on a timely basis and, at the same time, filed a counterclaim against Galesa de Promociones, S.A. for the amount owed to the Bank, basing its calculation on the difference between the value of the properties and the amount of the loan.

Galesa de Promociones, S.A. replied to the counterclaim on January 12, 2009 and the preliminary hearings took place on April 7, 2009 and September 30, 2009.

On March 2, 2010 the Court of First Instance handed down a judgment partially upholding both the claim and the counterclaim, ordering the Bank to pay the claimant an amount of €4,458,960.61, and Galesa Promociones, S.A. to pay the Bank an amount of €1,428,075.70, giving rise to a total loss of €3,030,874.91 for the Bank. Appeals have been prepared by Galesa and the Bank. The Bank filed its appeal on May 31, 2010.

•
Declaratory large claims action brought at Madrid Court of First Instance no. 19 (Ordinary Lawsuit no. 87/2001) in connection with a claim filed by Inversión Hogar, S.A. against the Bank. This claim sought the termination of a settlement agreement entered into between the Bank and the complainant on December 11, 1992.

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

On July 30, 2007, the Madrid Provincial Appellate Court handed down a decision upholding in full the appeal filed by the Bank, reversing the judgment issued at first instance and dismissing the appeal filed by Inversión Hogar, S.A. On completion of the clarification procedure, as it had announced previously, Inversión Hogar, S.A. filed a cassation appeal against the aforementioned decision and an extraordinary appeal on the grounds of procedural infringements at the Civil Division of the Supreme Court, which issued an order on December 1, 2009, admitting for consideration the appeals filed by Inversión Hogar, S.A. and its subsidiaries, with a summons to the Bank to present the related notice of opposition to these appeals, which was carried out on January 21, 2010.

•
Claim in an ordinary proceeding filed by Inés Arias Domínguez and a further 17 persons against Santander Investment, S.A. at Madrid Court of First Instance no. 13 (Ordinary Lawsuit no. 928/2007), seeking damages of approximately €43 million, plus interest and costs. The complainants, who are former shareholders of Yesocentro, S.A. (Yesos y Prefabricados del Centro, S.A.), allege that Santander Investment, S.A. breached the advisory services agreement entered into on October 19, 1989 between the former Banco Santander de Negocios, S.A. and the complainants, the purpose of which was the sale of shares owned by the complainants to another company called Invercámara, S.A.

This claim was duly contested by Santander Investment, S.A. on November 5, 2007. The preliminary hearing was set for April 28, 2008 although it was subsequently postponed until the application for a resolution on a preliminary civil issue filed by the Bank was resolved.

In the order issued by Madrid Court of First Instance no. 13 on September 11, 2008 the proceedings were stayed due to a preliminary civil issue. The complainants appealed the decision and the Bank responded to and opposed the complainant’s appeal on December 16, 2008.

In a decision issued by the Madrid Provincial Appellate Court on March 24, 2010 the plaintiffs’ appeal was dismissed, maintaining the stay of proceedings on the basis of the civil preliminary ruling until a ruling is issued in the proceeding filed by other shareholders of Yesocentro (Mr. Siro Díaz Díaz and his wife), filed at the Madrid Court of First Instance nº 47 (Ordinary Lawsuit no. 1051/2004).

•
On February 6, 2008, Banco Santander, S.A. filed a request for arbitration with the Secretary of the Spanish Arbitration Court against Gaesco Bolsa, Sociedad de Valores, S.A., in respect of the claim for €66,418,077.27 that the latter owes Banco Santander, S.A. as a result of the early termination of the financial transaction framework agreement entered into with Banco Santander, S.A. and of the financial transactions performed under the agreement. In the same proceedings Gaesco filed a counterclaim against the Bank. On May 12, 2009, an arbitral award was issued upholding all the claims of Banco Santander, S.A. and dismissing the counterclaim filed by Gaesco. Gaesco has filed for the annulment of the arbitral award at the Madrid Provincial Appellate Court.

Additionally, Mobilaria Monesa, S.L. (parent of the former Gaesco) has filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, on the same grounds as previously mentioned, and which were resolved in arbitration, a circumstance that has been brought to the Court’s attention in the notice of opposition thereto prepared by the Bank.

•
Former Banco do Estado de São Paulo S.A. — Banespa — employees: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s bylaws in the event that the entity obtained a profit and that the distribution of this profit, in the form of bonus, were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000 in variable percentages as agreed by the board of directors, and the aforementioned clause was eliminated from the bylaws in 2001. After the Regional Labor Court ordered Banco Santander Banespa, S.A. (currently Banco Santander (Brasil), S.A.) to pay the half-yearly bonus in September 2005, the Bank filed an appeal at the High Labor Court which handed down a decision on June 25, 2008, ordering the Bank to pay the half-yearly bonus from 1996 onwards for a maximum amount equivalent to the share in the profits. Appeals against this decision were filed at the High Labor Court and at the Federal Supreme Court, and are currently in process.

•
Padrão Comércio e Incorporacão de Imóveis Ltda: Claim for BRL 87 million against Banco Santander Brasil, S.A. for purported wrongful charges made by its predecessor, Banco do Estado de São Paulo, S.A. (Banespa), since the opening of a current account in the city of Recife in 1994 to 1996. In 2006, the Pernambuco Court of Justice handed down a decision at first instance against Banespa for not having submitted all the relevant documentation. Banespa then filed an appeal, dismissed in 2009, in which a new expert’s report was requested and additional documentation was provided which evidenced that at least a portion of the funds under dispute were used by the complainant. Banco Santander Brasil requested clarification of this decision and a decision has yet to be handed down. Subsequently, Banco Santander Brasil intends to appeal to the High Court.

•
The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying security.

On November 12, 2008, the Group announced the implementation of a solution (which was of a strictly commercial, exceptional nature and did not imply any admission of misselling) for holders of one of the products sold -Seguro Banif Estructurado- issued by the insurance company Axa Aurora Vida, which had as its underlying security a bond issued and guaranteed by Lehman. The solution involved replacing the Lehman issuer risk with the issuer risk of Grupo Santander subsidiaries. The exchange period ended on December 23, 2008. As a result of the exchange, at 2008 year-end a loss was recognized under Gains/losses on financial assets and liabilities (net) in the consolidated income statement for the difference of €46 million (€33 million after tax) between the fair value of the bonds received and the bonds delivered in the exchange.

In February 2009 the Group offered a similar solution to other customers affected by the Lehman bankruptcy. The cost of this transaction, before tax, was €143 million (€100 million after tax), which were recognized under Gains/losses on financial assets and liabilities (net) in the consolidated income statement for 2008.

At the date of preparation of these consolidated financial statements, it was known that certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability in relation to the insolvency of Lehman. Accordingly, it has not been necessary to recognize any liability in this connection in the consolidated financial statements for 2009.

•
The investigation by the US Securities and Exchange Commission (“SEC”) into the alleged fraud of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) took place in December 2008. The exposure of customers of the Group through the subfund Optimal Strategic US Equity (“Optimal Strategic”) was €2,330 million, of which €2,010 million related to institutional investors and international private banking customers, and the remaining €320 million were in the investment portfolios of the Group’s private banking customers in Spain.

•
On January 27, 2009, the Group announced its decision to offer a solution to those of its private banking customers who had invested in Optimal Strategic and had been affected by the alleged fraud. This solution, which was applied to the principal amount invested, net of redemptions, totaled €1,380 million. It consisted of a replacement of assets whereby the private banking customers could exchange their investments in Optimal Strategic for preference shares (participaciones preferentes) to be issued by the Group for the aforementioned amount of €1,380 million, with an annual coupon of 2% and a call option that can be exercised by the issuer in year ten. At December 31, 2008, the Group determined that these events should be classified as “adjusting events after the reporting period”, as defined in IAS 10.3, since they provided evidence of conditions that existed at the end of the reporting period and, accordingly, in accordance with IAS 37.14, it recognized the pre-tax cost of this transaction for the Group (€500 million or €350 million after tax) under Gains/losses on financial assets and liabilities (net) in the consolidated income statement for 2008.

The Group believes it has at all times exercised due diligence in the management of its customers’ investments in the Optimal Strategic fund. These products have always been sold in a transparent way pursuant to applicable legislation and established Group procedures and, accordingly, the decision to offer a solution was taken in view of the exceptional circumstances attaching to this case and based on solely commercial reasons, due to the interest the Group has in maintaining its business relationship with these customers.

At the time of the intervention, Madoff Securities was a broker-dealer authorized, registered and supervised by the SEC and was also authorized as an investment advisor by the US Financial Industry Regulatory Authority (FINRA).

At the date of these consolidated financial statements, it was known that certain claims have been filed in relation to this matter. Some of the claims have been submitted in several forums and jurisdictions. The claims have been initiated by investors with investments with exposure to Madoff Securities, including holders of shares in Optimal Strategic, holders of financial structured products whose value and profitability were linked to the evolution of some Optimal funds (among them, Optimal Strategic) and holders of life insurance products which had as its underlying security a bond whose value and profitability was linked to the evolution of Optimal funds (among them, Optimal Strategic). All these proceedings are ongoing.

On March 18, 2009, the Group issued the preference shares earmarked for the replacement of assets offered to the private banking customers affected by the intervention of Madoff Securities and those affected by the Lehman bankruptcy who were not able to participate in the exchange made on December 23, 2008 (referred to above). The preference shares have been listed on the London Stock Exchange since March 23, 2009. The level of acceptance of the exchange proposal is close to 97%.

On May 26, 2009, two funds managed by Optimal Investment Services, S.A., a subsidiary indirectly owned by Banco Santander, S.A., announced that they had entered into an agreement with Irving H. Picard, the court-appointed Trustee for the liquidation of Madoff Securities. Under the agreement, the Trustee will allow the funds’ claims in the liquidation proceeding and reduce his clawback demands on the funds by the amounts withdrawn by the latter from Madoff Securities, in the 90 days prior to bankruptcy, which American legislation allows him to claim, in exchange for the partial payment of those demands by the funds. The funds are Optimal Strategic U.S. Equity Limited and Optimal Arbitrage Limited. These are the only Optimal funds that had accounts at Madoff Securities.

Pursuant to the agreement, the funds’ claims against Madoff Securities were allowed in their full amounts, calculated on a cash-in, cash-out basis, of $1,540,141,277.60 and $9,807,768.40, respectively, and the funds were entitled to Securities Investor Protection Corporation advances of $500,000 each. The funds have paid 85% of the clawback claims asserted by the Trustee. The payments totaled $129,057,094.60 for Optimal Strategic and USD 106,323,953.40 for Arbitrage.

The funds agreed not to file any other claims against Madoff Securities’ estate. The agreement also contains an “equal treatment” provision, so that if the Trustee settled similar clawback claims for less than 85%, the funds would receive a rebate of a portion of their payments to equalize the percentages applied to the funds with respect to other comparable investors.

The agreement followed the Trustee’s investigation of Optimal companies and affiliates’ conduct in dealing with Madoff Securities, including a review of Optimal companies and affiliates’ documents relating to its due diligence, in which the Trustee concluded that their conduct does not provide grounds to assert any claim against the Optimal companies or any entity of Santander Group (other than the clawback claims described above, which did not arise from any inappropriate conduct by the funds).

The agreement contains releases of all clawback and other claims the Trustee may have against the funds for any matters arising out of the funds’ investments with Madoff Securities. The Trustee’s release applies to all potential claims against other Optimal companies, Santander Group companies and their investors, directors, officers and employees who agree to release the Trustee and the Madoff Securities estate, to the extent the claims arose out of the funds’ dealings with Madoff Securities. It also releases both funds from potential clawback liability for any other withdrawals made by them.

The agreement between the Trustee and the aforementioned Optimal funds was approved by the United States Bankruptcy Court of the Southern District of New York on June 16, 2009.

Madoff Securities is currently in liquidation in accordance with the Securities Investor Protection Act of 1970 in the United States Bankruptcy Court of the Southern District of New York. Bernard L. Madoff, the chief executive of Madoff Securities, has pleaded guilty to perpetrating what was probably the largest pyramid fraud in history and has been sentenced to 150 years imprisonment.

Additionally, the development of the litigation in 2009 arising from the absorption of Banco Santander Noroeste S.A. — “Banco Noroeste” by Banco Santander Brasil, S.A. is detailed below:
•
Three claims filed by minority shareholders of Banco Noroeste requesting, in addition to compensation for damage and losses, the annulment of the general shareholders’ meeting that approved the merger between Banco Noroeste and Banco Santander Brasil, S.A. arguing that when the merger took place Banco Noroeste shareholders should have been offered a market value that would have enabled them to decide whether or not to sell their shares at that value.

In the three cases, judgments were handed down at first instance, one of which found in favor of Banco Santander (Brasil), S.A. and the other two against it. In the latter two cases the general shareholders’ meeting was not declared null and void but rather Banco Santander (Brasil), S.A. was ordered to pay compensation. Appeals were filed against these judgments by Banco Santander (Brasil), S.A.

The São Paulo Court of Justice recently handed down a joint judgment on the three appeals at second instance, finding that Banco Santander (Brasil), S.A. should have duly prepared a valuation report using the disposal value method, thereby concluding that the minority shareholders be indemnified.

In the case of the shareholders that sold their shares, the Court indicated that they should receive the difference between the value at which they sold their shares (equity value) and market value (calculated as the disposal value) at that time, plus interest. In the case of the shareholders that did not sell, the Court considered that they should receive the market value at that time plus interest, less the present value of their shares. Unlike the judgments handed down at first instance, lost profits and damages were excluded and the amount of lawyers’ fees was reduced. Banco Santander (Brasil), S.A. plans to file appeals against this judgment at higher courts.

In August 2009, an agreement was reached with the minority shareholders of the former Banco Noroeste by virtue of which Banco Santander (Brasil) S.A. made a payment of BRL 106 million as compensation for damages related to the absorption of Banco Noroeste by Banco Santander (Brasil) S.A. Such compensation included the repurchase from the shareholders of the shares of Banco Santander (Brasil) S.A. that they held and payment of all other expenses. Based on the agreement, the minority shareholders accepted the annulment of all actions against Banco Santander (Brasil) S.A. and agreed not to file any further claims for the same reasons.

The total amount of payments made by the Group arising from litigation in 2009, 2008 and 2007 is not material with respect to these consolidated financial statements.
**********************
At 2009, 2008 and 2007 year-end the Group had recognized provisions that reasonably cover any contingencies that might arise from these tax-related and non-tax-related proceedings.
26.	Other liabilities
The detail of Other Liabilities is as follows:

	Thousands of euros
	2009	2008	2007

Transactions in transit	325,987	401,977	150,609
Accrued expenses and deferred income	5,438,831	4,593,557	3,907,719
Other	1,859,341	2,565,461	2,328,848

	7,624,159	7,560,995	6,387,176

27.	Tax matters
a)	Consolidated tax group

Pursuant to current legislation, the Consolidated Tax Group includes Banco Santander, S.A. (as the Parent) and the Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups (as the controlled entities).

The other Group companies file income tax returns in accordance with the tax regulations applicable to them.

b)	Years open for review by the tax authorities

At December 31, 2009, the Consolidated Tax Group had the years from 2003 to 2009 open for review in relation to the main taxes applicable to it.

The other entities have the corresponding years open for review, pursuant to their respective tax regulations.

The tax audit of 2001 and 2002 for the main taxes applicable to the Consolidated Tax Group was completed in March 2007. Most of the tax assessments issued were signed on a contested basis.

In 2009 there were no significant developments in connection with the tax disputes at the different instances, which were pending resolution at December 31, 2008.

Because of the possible different interpretations which can be made of the tax regulations, the outcome of the tax audits of the years reviewed and of the open years might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Group’s tax advisers consider that it is unlikely that such contingent liabilities will become actual liabilities, and that in any event the tax charge which might arise therefrom would not materially affect the consolidated financial statements of the Group.

c)	Reconciliation

The reconciliation of the income tax expense calculated at the standard tax rate to the income tax expense and the detail of the effective tax rate are as follows:

	Millions of euros
	2009	2008	2007

Consolidated Operating profit before tax:
From ordinary activities	10,588	10,849	10,970
From discontinued operations	46	372	1,178

	10,634	11,221	12,148

Income tax at 30% (*)	3,190	3,366	3,948
Decreases due to permanent differences	(1,460)	(1,419)	(1,062)
Of which:
Due to effect of different tax rates	(1,180)	(1,039)	(851)

Income tax of Group companies, per local books	1,730	1,947	2,886

Net increases (decreases) due to other permanent differences	(556)	(346)	(577)
Other, net	48	287	204

Current income tax	1,222	1,888	2,513

Effective tax rate	11.49%	16.83%	20.69%

Of which:
Ordinary activities	1,207	1,836	2,322
Discontinued operations	15	52	191
Of which:
Current tax	2,082	2,689	2,805
Deferred taxes	(860)	(801)	(292)
Taxes paid in the year	1,527	1,445	3,181

(*)	32.5% for 2007.

d)	Tax recognized in equity
In addition to the income tax recognized in the consolidated income statement, the Group recognized the following amounts in consolidated equity:

	Millions of euros
	2009	2008	2007

Tax charged to equity:
Measurement of non-current assets held for sale	—	(16)	—
Measurement of available-for-sale fixed-income securities	(373)	—	(104)
Measurement of available-for-sale equity securities	—	—	(393)

	(373)	(16)	(497)

Tax credited to equity:
Measurement of available-for-sale fixed-income securities	—	30	—
Measurement of available-for-sale equity securities	35	247	—
Measurement of cash flow hedges	106	163	20

	141	440	20

Total	(232)	424	(477)

e)	Deferred taxes

Tax assets in the consolidated balance sheets includes debit balances with the Spanish Public Treasury relating to deferred tax assets. Tax liabilities includes the liability for the Group’s various deferred tax liabilities.

The detail of Tax assets — Deferred and Tax liabilities — Deferred is as follows:

	Millions of euros
	2009	2008	2007

Tax assets:
Of which:
Banco Santander (Brasil) S.A.	3,410	1,775	1,905
Banco ABN AMRO Real S.A. (*)	—	2,191	—
Sovereign Bancorp	1,925	—	—
Grupo Santander UK (**)	909	1,303	1,257
Early retirements	989	1,242	1,167
Other pensions	910	1,084	1,167
Prepaid taxes- Investments	—	965	965

	15,827	14,644	10,853

Tax liabilities:
Of which:
Banco Santander (Brasil) S.A.	553	472	253
Banco ABN AMRO Real S.A. (*).	—	376	—
Sovereign Bancorp	107	—	—
Grupo Santander UK (**)	405	418	741
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	65	113	101
Santander Consumer Bank AG	92	89	104
Valuation adjustments	744	341	534

	3,667	3,464	3,744

(*)	Merged into Banco Santander (Brazil), S.A. in 2009.

(**)	Including Alliance & Leicester in 2009 and 2008.

The detail of the deferred tax assets and liabilities at December 31, 2009, on the basis of their expected recovery/payment, is as follows:

Millions
of euros

Deferred tax assets	15,827
That do not depend on the Group’s ability to generate future profit	11,624

That depend on the Group’s ability to generate future profit	4,203
Deferred tax liabilities	(3,667)

Net	536

The changes in Tax Assets — Deferred and Tax Liabilities — Deferred in the last three years were as follows:

	Millions of euros
				(Charge)/
			Foreign currency	credit to
			balance	asset and
	Balances at	(Charge)/	translation	liability		Acquisitions	Balances at
	December 31,	credit to	differences and	revaluation	Prepaid	for the	December 31,
	2008	income	other items	reserve	taxes	year (net)	2009

Deferred tax assets	14,644	895	(1,736)	(165)	—	2,189	15,827
Deferred tax liabilities	(3,464)	(35)	246	(307)	—	(107)	(3,667)

Total	11,180	860	(1,490)	(472)	—	2,082	12,160

	Millions of euros
			Foreign
			currency	(Charge)/
			balance	credit to
			translation	asset and
	Balances at	(Charge)/	differences	liability		Acquisitions for	Balances at
	December 31,	credit to	and other	revaluation	Prepaid	the	December 31,
	2007	income	items	reserve	taxes	year (net)	2008

Deferred tax assets	10,853	837	(374)	696	—	2,632	14,644
Deferred tax liabilities	(3,744)	(36)	461	107	—	(252)	(3,464)

Total	7,109	801	87	803	—	2,380	11,180

	Millions of euros
			Foreign
			currency	(Charge)/
			balance	credit to
			translation	asset and
	Balances at	(Charge)/	differences	liability		Acquisitions for	Balances at
	December 31,	credit to	and other	revaluation	Prepaid	the	December 31,
	2006	income	items	reserve	taxes	year (net)	2007

Deferred tax assets	9,156	419	230	110	965	(27)	10,853
Deferred tax liabilities	(3,778)	(127)	252	(128)	—	37	(3,744)

Total	5,378	292	482	(18)	965	10	7,109

f)	Other disclosures

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

Minority interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a)	Breakdown

The detail, by Group company, of Equity — Minority interests is as follows:

	Thousands of euros
	2009	2008	2007

Grupo Financiero Santander, S.A. de C.V.	787,351	707,603	649,291
Banesto	555,368	495,021	476,152
Banco Santander Chile	383,191	245,229	241,726
Santander Brasil	2,571,235	122,067	56,062
Santander BanCorp	35,340	34,751	30,701
Other companies	402,051	353,935	328,445

	4,734,536	1,958,606	1,782,377

Profit for the year attributable to minority interests	469,522	456,000	575,892
Of which:
Banesto Group	26,773	75,294	81,467
Grupo Financiero Santander, S.A. de C.V.	160,478	182,927	281,186
Banco Santander Chile	134,913	129,758	138,781
Santander Brasil	114,151	22,042	7,005
Santander BanCorp	3,178	2,434	1,626

	5,204,058	2,414,606	2,358,269

b)	Changes

The changes in Minority interests are summarized as follows:

	Millions of euros
	2009	2008	2007

Balance at beginning of year	2,415	2,358	2,221
Change in consolidation method	—	105	—
(Net) inclusion of companies in the Group and changes in scope of consolidation	(12)	13	(9)
Change in proportion of ownership interest	(2)	(41)	(117)
Valuation adjustments	75	(26)	(57)
Dividends paid to minority interests	(233)	(241)	(360)
Changes in share capital (*)	2,187	74	220
Exchange differences and other items	305	(283)	(116)
Profit for the year attributable to minority interests	469	456	576

Balance at end of year	5,204	2,415	2,358

(*)
In 2009 including mainly the minority interests arising from the initial public offering of Santander Brasil launched by the Group amounting to €2,360 million at the closing exchange rate (see Note 3). This change is also shown as a capital increase in the consolidated statement of changes in total equity for 2009.

29.	Valuation adjustments

The balances of Valuation adjustments include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized temporarily in equity through the statement of changes in equity (recognized income and expense) until they are extinguished or realized, when they are recognized definitively as shareholders’ equity through the consolidated income statement. The amounts arising from subsidiaries and jointly controlled entities are presented, on a line by line basis, in the appropriate items according to their nature.

It should be noted that the consolidated statement of recognized income and expense includes the changes to “Valuation adjustments” as follows:
•
Revaluation gains (losses): includes the amount of the income, net of the expenses incurred in the year, recognized directly in equity. The amounts recognized in equity in the year remain under this item, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another line item.

•	Amounts transferred to income statement: includes the amount of the revaluation gains and losses previously recognized in equity, even in the same year, which are recognized in the income statement.

•
Amounts transferred to initial carrying amount of hedged items: includes the amount of the revaluation gains and losses previously recognized in equity, even in the same year, which are recognized in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

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

“Valuation adjustments — Available-for-sale financial assets” includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets.

At December 31, 2008, the consolidated statement of recognized income and expense included €2,042 million, the result of the negative balance of revaluation gains/losses and the positive balance of amounts transferred to the income statement, relating to the write-down recognized in income of the ownership interests in Royal Bank of Scotland and Fortis (see Notes 1.i and 50).

The remaining changes in the balance at December 31, 2008 with respect to the previous year related mainly to the reduction arising from the loss of unrealized gains that were recognized in equity at 2007 year-end.

The changes in 2009 reflect the recovery in the equities markets and the positive effect that falls in interest rates had on debt securities.

b)	Cash flow hedges

Valuation adjustments — Cash flow hedges includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect it (see Note 11).

Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged instruments.

c)	Hedges of net investments in foreign operations and Exchange differences

Valuation adjustments — Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges (see Note 11).

Valuation adjustments — Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro (see Note 2.a).

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

The changes in 2009 reflect the positive effect of the fluctuations in exchange rates, mainly the pound sterling and the Brazilian real, giving rise to a gain of approximately €2,390 million with regard to the measurement of goodwill.

The detail, by country, of Valuation adjustments — Hedges of net investments in foreign operations and Valuation adjustments — Exchange differences is as follows:

	Thousands of euros
	2009	2008	2007

Net balance at end of year	(3,555,140)	(7,957,582)	(638,275)
Of which:
Arising on consolidation:
Subsidiaries:	(3,558,042)	(7,949,868)	(663,779)
Brazil Group	1,124,699	(2,819,871)	696,462
Chile Group	(89,222)	(475,525)	(130,186)
Mexico Group	(1,010,852)	(977,254)	(508,264)
Abbey Group	(2,964,878)	(3,280,445)	(562,990)
Other	(617,789)	(396,773)	(158,801)
Associates	2,902	(7,714)	25,504

d)	Entities accounted for using the equity method

Valuation adjustments — Entities accounted for using the equity method includes the amounts of valuation adjustments recognized in equity arising from associates.

The net changes in Valuation adjustments — Entities accounted for using the equity method were as follows:

	Thousands of euros
	2009	2008	2007

Balance at beginning of year	(148,402)	(1,840)	57,437
Revaluation gains (losses)	—	(149,073)	(59,277)
Amounts transferred to income	—	43,728	—
Transfers	148,402	(41,217)	—

Balance at end of year	—	(148,402)	(1,840)

Of which:
Sovereign	—	(148,402)	(27,068)
Cepsa	—	—	25,213
30.	Shareholders’ equity

Shareholders’ equity includes the amounts of equity contributions from shareholders, accumulated profit or loss recognized through the consolidated income statement, and components of compound financial instruments having the substance of permanent equity. Amounts arising from subsidiaries and jointly controlled entities are presented in the appropriate items based on their nature.

The changes in Shareholders’ equity are presented in the consolidated statement of changes in total equity. Significant information on certain items of Shareholders’ equity and the changes therein in 2009 is set forth below.

31.	Issued capital
a)	Changes

At December 31, 2008, the share capital consisted of 7,994,059,403 shares with a total par value of €3,997,029,701.50.

On January 28, 2009 the shareholders at the general shareholders’ meeting of Sovereign approved its acquisition by the Bank and on January 30, 2009 the Bank increased capital through the issue of 161,546,320 ordinary shares for an effective amount (par value plus premium) of €1,302,063,339.

Additionally, after completion on October 5, 2009 of the period for the voluntary conversion of Valores Santander into shares, and in accordance with the terms established in the related prospectus, on October 13, 2009, 257,647 new shares were issued to cater for this exchange.

Lastly, on November 2, 2009 the bonus issue through which the Santander Dividendo Elección program (see Note 4) is instrumented took place, whereby 72,962,765 shares (0.89% of the share capital) relating to bonus share rights were issued in the proportion of one new share for 91 existing shares, for an amount of €36,481,382.5.

Following these transactions, at December 31, 2009 the Bank’s share capital consisted of 8,228,826,135 shares with a par value of €4,114,413,067.5.

The Bank’s shares are listed on the computerized trading system of the Spanish Stock Exchanges and on the New York, London, Milan, Lisbon, Buenos Aires and Mexico Stock Exchanges, and all of them have the same features and rights. At December 31, 2009, the only shareholders with an ownership interest in the Bank’s share capital of over 3% were Chase Nominees Ltd. (with a 12.51% holding), State Street Bank & Trust (with a 9.06% holding), EC Nominees Ltd. (with a 6.91% holding), Bank of New York Mellon (with a 5.57% holding), Société Generale (with a 3.59% holding) and Caceis Bank (with a 3.42% holding). These ownership interests are held on behalf of customers, and the Bank is not aware of any of these shareholders individually holding a stake of 3% or more.

b)	Other considerations

The additional share capital authorized by the shareholders at the annual general meeting of June 19, 2009 was €2,038,901,430.50. The Bank’s directors have until June 19, 2012 to carry out capital increases up to this limit. The resolution empowers the board to fully or partially disapply the pre-emption right in accordance with the terms of Article 159.2 of the Spanish Public Limited Liability Companies Law (Ley de Sociedades Anónimas). At December 31, 2009, this power had not been exercised.

The shareholders at the annual general meeting of 2009 resolved to increase the Bank’s capital by a par value of €500 million and granted the board the broadest powers to set the date and establish the terms and conditions of this capital increase within one year from the date of the aforementioned general shareholders’ meeting. If the board does not exercise the powers delegated to it within the period established by the general shareholders’ meeting, these powers will be rendered null and void.

In addition, the aforementioned general shareholders’ meeting authorized the board to issue fixed-income securities, convertible into or exchangeable for shares of the Bank, for up to a total of €7,000 million or the equivalent amount in another currency. The Bank’s directors have until June 19, 2014 to execute this resolution.

At December 31, 2009, the shares of the following companies were listed on official stock markets: Banco Santander Río S.A.; Banco Universal; Banco Santander Colombia, S.A.; Santander BanCorp (Puerto Rico); Grupo Financiero Santander, S.A. de C.V.; Banco Santander Chile; Cartera Mobiliaria, S.A., S.I.C.A.V.; Santander Chile Holding, S.A.; Banco Santander (Brazil), S.A. and Banco Español de Crédito.

At December 31, 2009, the number of Bank shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) was 21,770,053, which represented 0.26% of the Bank’s share capital. In addition, the number of Bank shares owned by third parties and received as security was 42.5 million (equal to 0.52% of the Bank’s share capital).

At December 31, 2009, the capital increases in progress at Group companies and the additional capital authorized by their shareholders at the respective general shareholders’ meetings were not material at Group level.

32.	Share premium

Share premium includes the amount paid up by the Bank’s shareholders in capital issues in excess of the par value.

The Consolidated Spanish Public Limited Liability Companies Law (Ley de Sociedades Anónimas) expressly permits the use of the Share premium account balance to increase capital at the entities at which it is recognized and does not establish any specific restrictions as to its use.

The increase in the balance of the Share premium in 2009 relates to the capital increases detailed in Note 31.a. Also in 2009, an amount of €23 million was transferred from the Share premium account to the Legal reserve (see Note 33.b.i).

33.	Reserves
a)	Definitions

Shareholders’ equity — Reserves — Accumulated reserves includes the net amount of the accumulated profit or loss recognized in previous years through the consolidated income statement that, in the distribution of profit, was appropriated to equity, and the own equity instrument issuance expenses and the differences between the selling price of treasury shares and the cost of acquisition thereof.

Shareholders’ equity — Reserves of entities accounted for using the equity method includes the net amount of the accumulated profit or loss generated in previous years by entities accounted for using the equity method, recognized through the consolidated income statement.

b)	Breakdown

The detail of Accumulated reserves and Reserves of entities accounted for using the equity method is as follows:

	Thousands of euros
	2009	2008	2007

Accumulated reserves:
Restricted reserves-
Legal reserve	822,883	799,406	625,430
Reserve for treasury shares	531,695	871,994	218,603
Revaluation reserve Royal Decree-Law 7/1996	42,666	42,666	42,666
Reserve for retired capital	10,610	10,610	10,610
Voluntary reserves (*)	2,282,098	2,479,352	3,668,316
Consolidation reserves attributed to the Bank	6,752,138	5,591,045	3,131,239
Reserves at subsidiaries	14,097,534	11,363,796	7,779,129

	24,539,624	21,158,869	15,475,993

Reserves of entities accounted for using the equity method:
Associates	67,663	(290,463)	895,437
Of which:
Sovereign	—	(352,986)	3,357
Cepsa	—	—	734,719
Attijariwafa Bank	—	—	126,626

	24,607,298	20,868,406	16,371,430

(*)
Include the reserves stipulated by Article 81 of the Consolidated Spanish Public Limited Liability Companies Law (Ley de Sociedades Anónimas) for an amount equal to the loans granted by Group companies to third parties for the acquisition of treasury shares.

i.	Legal reserve

Pursuant to the Consolidated Spanish Public Limited Liability Companies Law (Ley de Sociedades Anónimas), 10% of net profit for each year must be transferred to the legal reserve until the balance of this reserve reaches 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount.

In 2009 the Bank transferred €23 million from the share Premium account to the Legal reserve so that, once again, after the capital increases described in Note 31 had been carried out, the balance of the Legal reserve reached 20% of the share capital, and at December 31, 2009 the Legal reserve was at the stipulated level.

ii.	Reserve for treasury shares

Pursuant to the Consolidated Spanish Public Limited Liability Companies Law (Ley de Sociedades Anónimas), a restricted reserve has been recognized for an amount equal to the carrying amount of the Bank shares owned by subsidiaries. The balance of this reserve will become unrestricted when the circumstances that made it necessary to recognize it cease to exist. Additionally, this reserve covers the outstanding balance of the loans granted by the Group secured by Bank shares.

iii.	Revaluation reserve Royal Decree Law 7/1996, of 7 June:

The balance of Revaluation reserve Royal Decree-Law 7/1996 can be used, free of tax, to increase share capital. From January 1, 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognized.

If the balance of this reserve were used in a manner other than that provided for in Royal Decree-Law 7/1996, of 7 June, it would be subject to taxation.
iv.	Reserves at subsidiaries and jointly controlled entities

The detail, by company, of Reserves at subsidiaries and jointly controlled entities, based on the companies’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

	Millions of euros
	2009	2008	2007

Banco Español de Crédito, S.A. (Banesto) (Consolidated Group)	4,031	3,703	3,319
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander (Consolidated Group)	1,623	1,630	1,819
Abbey Group	2,689	2,040	1,419
Banco Santander, S.A. (Banespa) (Consolidated Group)	1,940	1,596	1,036
Banco Santander Totta, S.A. (Consolidated Group)	1,589	1,273	939
Banco Santander Chile (Consolidated Group)	1,598	1,031	589
Banco de Venezuela, S.A., Banco Universal (Consolidated Group)	—	663	502
Grupo Santander Consumer Finance, S.A.	723	559	323
Cartera Mobiliaria, S.A., S.I.C.A.V.	315	324	298
Santander Investment, S.A.	230	207	181
Banco Santander International (United States)	241	203	178
Banco Banif, S.A.	210	188	133
Banco Santander (Suisse) SA	151	175	139
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	237	149	72
BSN — Banco Santander de Negocios Portugal, S.A.	94	116	78
Banco Santander Río, S.A.	(412)	(449)	(525)
Exchange differences, consolidation adjustments and other companies (*)	(1,161)	(2,044)	(2,721)

Total	14,098	11,364	7,779

Of which: restricted	1,271	1,466	925

(*)	Includes the charge relating to cumulative exchange differences in the transition to International Financial Reporting Standards.
34.	Other equity instruments and Treasury shares
a)	Other equity instruments

Other equity instruments includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognized in other Shareholders’ equity items.

Valores Santander

In 2007, in order to partially finance the takeover bid launched on ABN AMRO, Santander Emisora 150, S.A.U. issued securities mandatorily convertible into newly-issued ordinary shares of the Bank (Valores Santander) amounting to €7 billion. These securities can be voluntarily exchanged for Bank shares on October 4, 2010 and 2011, and must be mandatorily exchanged on October 4, 2012.

The reference price of the Bank’s share for conversion purposes was set at €16.04 per share, and the conversion ratio of the bonds -i.e. the number of Bank shares corresponding to each Valor Santander for conversion purposes- is 311.76 shares for each Valor Santander. The nominal interest rate on these securities was 7.30% until October 4, 2008 and Euribor plus 2.75% thereafter until the securities are exchanged for shares.

Subsequent to issue, Banco Santander resolved in several occasions, in accordance with the prospectus, to change the conversion ratio of these securities. The latest revision was carried out in view of the bonus share issue performed by Banco Santander, through which the Santander Dividendo Elección program was put into effect, and the new reference price of the shares of Banco Santander for conversion purposes was set at €14.48 per share. Consequently, the new conversion ratio applicable to the Valores Santander is 345.30 shares of Banco Santander for each Valor Santander, the result of dividing the face value of each Valor Santander (€5,000) by the aforementioned reference price (€14.48).

b)	Treasury shares

Shareholders’ equity — Treasury shares includes the amount of own equity instruments held by all the Group entities.

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

The Bank’s shares owned by the consolidated companies accounted for 0.031% of issued share capital at December 31, 2009 (December 31, 2008: 0.81%; December 31, 2007: less than 0.01%).

The average purchase price of the Bank’s shares in 2009 was €7.5 per share and the average selling price was €7.79 per share.

The effect on equity arising from transactions involving Bank shares (gains of €321 million in 2009, gains of €12 million in 2008 and gains of €5 million in 2007) was recognized in equity.
35.	Memorandum items

Memorandum items relates to balances representing rights, obligations and other legal situations that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the consolidated entities although they may not impinge on their net assets.

a)	Contingent liabilities

Contingent liabilities includes all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contract. The detail is as follows:

	Thousands of euros
	2009	2008	2007

Financial guarantees	20,974,258	15,614,342	17,172,878
Financial bank guarantees	19,725,382	14,514,126	16,386,413
Doubtful guarantees	489,367	196,862	77,815
Credit derivatives sold	759,224	903,067	708,250
Other financial guarantees	285	287	400
Irrevocable documentary credits	2,636,618	3,590,454	5,803,088
Other bank guarantees and indemnities provided	35,192,187	45,613,498	52,632,118
Other guarantees	28,025,392	38,905,912	34,657,158
Undertakings to provide bank guarantees	7,166,795	6,707,586	17,974,960
Other contingent liabilities	453,013	504,900	608,501
Assets earmarked for third-party obligations	3	4	3
Other doubtful contingent liabilities	6	—	112
Other contingent liabilities	453,004	504,896	608,386

	59,256,076	65,323,194	76,216,585

A significant portion of these guarantees will expire without any payment obligation materializing for the consolidated entities and, therefore, the aggregate balance of these commitments cannot be considered as an actual future need for financing or liquidity to be provided by the Group to third parties.

Income from guarantee instruments is recognized under Fee and commission income in the consolidated income statements and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee.

At December 31, 2009, the Group had recognized provisions of €641,620 thousand to cover contingent liabilities (December 31, 2008: €678,584 thousand; December 31, 2007: €636,316 thousand) (see Note 25).

i.	Financial guarantees

Financial guarantees includes, inter alia, financial guarantee contracts such as financial bank guarantees, credit derivatives sold, and risks arising from derivatives arranged for the account of third parties.

ii.	Other bank guarantees and indemnities provided

Other bank guarantees and indemnities provided includes guarantees other than those classified as financial, such as technical guarantees, guarantees covering the import and export of goods and services, irrevocable formal undertakings to provide bank guarantees, legally enforceable letters of guarantee and other guarantees of any kind.

iii.	Other contingent liabilities
Other contingent liabilities includes the amount of any contingent liability not included in other items.

b)	Contingent commitments

“Contingent commitments” includes those irrevocable commitments that could give rise to the recognition of financial assets.

The detail is as follows:

	Thousands of euros
	2009	2008	2007

Drawable by third parties	150,562,786	123,329,168	102,215,927
Financial asset forward purchase commitments	3,302,484	856,212	1,439,956
Regular way financial asset purchase contracts	3,446,834	1,626,097	4,181,396
Securities subscribed but not paid	29,141	42,467	107,244
Securities placement and underwriting commitments	11	50,006	33,032
Documents delivered to clearing houses	4,764,584	5,348,689	5,987,879
Other contingent commitments	1,424,916	472,367	711,129

	163,530,756	131,725,006	114,676,563

36.	Other disclosures
a)	Notional amounts and market values of trading and hedging derivatives

The detail of the notional and/or contractual amounts and the market values of the trading and hedging derivatives held by the Group is as follows:

	Millions of euros
	2009		2008		2007
	Notional	Market	Notional	Market	Notional	Market
	amount	value	amount	value	amount	value

Trading derivatives:
Interest rate risk-
Forward rate agreements	150,906	(1,177)	328,743	(31)	330,315	(995)
Interest rate swaps	1,693,804	918	1,742,448	2,424	1,923,372	(455)
Options and futures	1,001,660	537	848,479	(1,252)	953,315	(463)
Foreign currency risk-
Foreign currency purchases and sales	108,031	(525)	110,049	(1,261)	117,868	(505)
Foreign currency options	45,983	(81)	71,114	9	62,723	(566)
Currency swaps	112,361	2,079	82,080	5,871	75,090	(1,020)
Securities and commodities derivatives	160,867	(606)	156,094	889	157,807	1,288

	3,273,612	1,144	3,339,007	6,648	3,620,490	(2,716)

Hedging derivatives:
Interest rate risk-
Forward rate agreements	—	—	653	1	—	—
Interest rate swaps	218,539	1,751	164,800	2,205	120,822	(1,159)
Options and futures	21,144	(26)	27,140	33	10,660	(112)
Foreign currency risk-
Foreign currency purchases and sales	1,714	(14)	8,329	(69)	29	6
Foreign currency options	21,784	(128)	4,209	246	16,630	292
Currency swaps	14,715	1,091	12,889	1,595	16,372	(99)
Securities and commodities derivatives	1,007	(32)	3,593	(270)	155	1

	278,903	2,643	221,613	3,741	164,667	(1,071)

Total	3,552,515	3,787	3,560,620	10,389	3,785,156	(3,788)

The notional and/or contractual amounts of the contracts entered into do not reflect the actual risk assumed by the Group, since the net position in these financial instruments is the result of offsetting and/or combining them. This net position is used by the Group basically to hedge the interest rate, underlying asset price or foreign currency risk; the results on these financial instruments are recognized under Gains/losses on financial assets and liabilities (net) in the consolidated income statements and increase or offset, as appropriate, the gains or losses on the investments hedged (see Note 11).

Additionally, in order to interpret correctly the results on the Securities and commodities derivatives shown in the foregoing table, it should be considered that these items relate mostly to securities options for which a premium has been received which offsets their negative market value. Also, this market value is offset by positive market values generated by symmetrical positions in the Group’s held-for-trading portfolio.

The Group manages the credit risk exposure of these contracts through netting arrangements with its main counterparties and by receiving assets as collateral for its risk positions.
The detail of the cumulative credit risk exposure, by financial derivative, is as follows:

	Millions of euros
	2009	2008	2007

Credit derivatives	1,942	3,186	1,008
Securities derivatives	2,763	4,322	3,227
Fixed-income derivatives	343	345	405
Currency derivatives	21,568	15,277	7,990
Interest rate derivatives	23,438	25,117	17,507
Commodities derivatives	138	138	23
Collateral received	(7,430)	(9,366)	(3,084)

Total	42,761	39,019	27,076

The notional amounts and fair values of the hedging derivatives, by type of hedge, is as follows:

	Millions of euros
	2009		2008		2007
	Notional	Fair	Notional	Fair	Notional	Fair
	amount	value	amount	value	amount	value

Fair value hedges	203,975	3,289	169,623	3,340	126,388	(1,199)
Cash flow hedges	66,194	(518)	45,162	185	10,696	(137)
Hedges of net investments in foreign operations	8,735	(128)	6,828	216	27,583	265

	278,904	2,643	221,613	3,741	164,667	(1,071)

Following is the description of the main hedges (including the results of the hedging instrument and the hedged item attributable to the hedged risk):
i.	Fair value and cash flow hedges
Micro-hedges

The Group hedges the interest rate risk of the issues guaranteed by the Parent Bank. At 2009 year-end, the Group held derivative contracts to hedge the interest rate risk of issues, with an equivalent euro nominal value of €50,477 million, of which €41,590 million were denominated in euros, €4,159 million in US dollars and €3,659 million in pounds sterling. The fair value of these transactions at that date represented a gain of €1,958.5 million, which was offset by the loss on the hedged items, giving rise to a net loss of €23.1 million. In addition, there was an unrealized loss of €15.6 million relating to cash flow hedges.

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

Interest rate risk hedges of portfolios of financial instruments

The main hedges of portfolios of financial instruments in the Group are described below:
•	Hedges for the purpose of eliminating exposure to the interest rate risk of mortgage loan portfolios

•	Hedges for the purpose of covering the interest rate risk of issued liabilities -issues of subordinated debt and mortgage-backed bonds (cédulas hipotecarias)

•	Hedges for the purpose of covering the interest rate risk of fixed-rate consumer loans
These hedges are mainly recognized in the financial statements of Abbey, Alliance & Leicester, Banesto and the Santander Consumer Finance Group.

In the case of fair value hedges of interest rate risk on financial instrument portfolios, the gain or loss on the hedged items is recognized in assets or liabilities under Changes in the fair value of hedged items in portfolio hedges of interest rate risk. At December 31, 2009, there were gains of €1,420 million and losses of €806 million, associated with assets and liabilities thus hedged, respectively (December 31, 2008: gains of €2,403 million and losses of €440 million, respectively).

In 2009 a revenue of €8 million and an expense of €146 million, attributable to the hedged risk, were recognized in profit or loss (see Note 44) on the hedging instruments and on the hedged items, respectively (2008: a revenue of €4,685 million and an expense of €4,776 million, respectively).

The fair value of the cash flow hedges, net of the related tax effect, is recognized against the Group’s equity under Valuation adjustments — Cash flow hedges. The detail of the terms, from December 31, 2009, within which it is expected that the amounts recognized in consolidated equity under Valuation adjustments — Cash flow hedges at that date will be recognized in future consolidated income statements is as follows:

	Millions of euros
	Less than	1 to 5	More than
2009	1 Year	Years	5 years	Total

Debit balances (loss)	(197)	(238)	(83)	(518)
ii.	Foreign currency hedges (net investments in foreign operations)

As part of its financial strategy, the Group hedges the foreign currency risk arising from its investments in non-euro-zone countries. To this end, it arranges foreign currency derivatives in order to take a long position in euros vis-à-vis the local currency of the investment. At 2009 year-end, the Group held foreign currency options in this connection with an equivalent euro nominal value of €9,404 million, of which €7,461 million were denominated in Brazilian reais and €1,943 million in Mexican pesos. In 2009 losses amounting to €292 million arising from the settlement of options that were exercised in the year were taken to reserves. At 2009 year-end, the market value of the options not yet exercised represented an unrealized loss of €153 million. In addition to these options, the Group arranged other derivatives hedging the exposure to Chilean pesos with an equivalent euro value of €1,478 million, which gave rise to a loss of €107 million in 2009. The hedge, through short currency positions, of the underlying carrying amount in pounds sterling, for a notional amount of GBP 4,485 million, recorded a loss of €339 million in 2009. The overall losses incurred by the hedging derivatives are offset from an equity position by the appreciation in euros of the value of the Group’s investments in the related entities.

At 2008 year-end, the Group held foreign currency options in this connection with an equivalent euro nominal value of €3,438 million, of which €1,151 million were denominated in Brazilian reais, €1,520 million in Mexican pesos and €767 million in Chilean pesos. In addition to these options, the underlying carrying amount in pounds sterling was hedged through short positions for a notional amount of GBP 4,832 million. In 2008 gains amounting to €499.8 million arising from the settlement of options that were exercised in the year were taken to reserves. At December 31, 2008, the market value of the options not yet exercised represented an unrealized gain of €379 million, which was supplemented by the gain of €306 million on the sterling hedge.

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

b)	Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Group is as follows:

	Millions of euros
	2009	2008	2007

Investment funds	105,216	90,305	119,211
Pension funds	11,310	11,128	11,952
Assets under management	18,364	17,289	19,814

	134,890	118,722	150,977

c)	Third-party securities held in custody

At December 31, 2009, the Group held in custody debt securities and equity instruments totaling €935,343 million entrusted to it by third parties.
37.	Discontinued operations
a)	Description of divestments (see Note 3)
i.	Banco de Venezuela

On July 6, 2009, Banco Santander announced that it had closed the sale of the stake in Banco de Venezuela to Banco de Desarrollo Económico y Social de Venezuela, a public institution of the Bolivarian Republic of Venezuela, for USD 1,050 million, of which USD 630 million were received in cash on that date and the remainder was received before year-end. This sale did not have a material impact on the Group’s consolidated income statement.

ii.	Pension fund managers (AFPs)

The agreement to sell the obligatory pension fund managers in Latin America (AFPs) to ING Groep NV for €906 million was executed in December 2007. The agreement covered the AFPs in Chile (AFP Bansander, S.A.), Colombia (AFP Cesantías Santander), Mexico (Afore Santander, S.A. de C.V.) and Uruguay (Afinidad AFAP, S.A.). These disposals gave rise to gross gains totaling €747 million.

Also, an agreement was entered into for the sale of the Argentine companies Orígenes AFJP, S.A. and Orígenes Seguro de Retiro, S.A. to ING Groep NV. The agreement was executed in December 2007 for €112 million, giving rise to a pre-tax gain of €84 million.

No significant operations were discontinued in 2008.

b)	Profit and net cash flows from discontinued operations

The detail of the profit from discontinued operations is set forth below.

The comparative figures for 2008 and 2007 were restated in order to include the operations classified as discontinued in 2009.

	Millions of euros
	2009	2008	2007

Interest income / (Charges)	248	645	516
Income from equity instruments	—	—	3
Income from entities accounted for using the equity method	1	6	3
Net fee and commission income	48	184	350
Gains/losses on financial assets and liabilities	10	63	43
Exchange differences	(1)	(1)	2
Other operating income (net)	(8)	(52)	19

Total income	298	845	936
Personnel expenses	(59)	(162)	(191)
Other general administrative expenses	(61)	(170)	(170)
Depreciation and amortization charge	(11)	(33)	(25)
Provisions	(19)	(62)	(136)
Impairment losses on financial assets	(104)	(63)	(72)

Profit from operations	44	355	342
Gains (losses) on disposal of assets not classified as non-current assets held for sale	2	17	5

Operating Profit / (Loss) before tax	46	372	347

Income tax	(15)	(53)	(43)
Gains on divestments (Note 1.i)	—	—	831
Income tax on gains on divestments	—	—	(147)

Profit from discontinued operations	31	319	988

Additionally, following is a detail of the net cash flows attributable to the operating, investing and financing activities of discontinued operations.
The comparative figures for 2008 and 2007 were restated in order to include the operations classified as discontinued in 2009.

	Millions of euros
	2009	2008	2007

Cash and cash equivalents at beginning of year	2,623	1,807	1,322

Cash flows from operating activities	(2,043)	751	523

Cash flows from investing activities	143	(30)	(25)

Cash flows from financing activities	(723)	94	(12)

Cash and cash equivalents at end of year	—	2,623	1,807

c)	Consideration received

The detail of the assets and liabilities associated with the operations discontinued in 2009 and 2007 is as follows:

	Millions of euros
	2009	2007

ASSETS:	8,839	1,081
Cash and balances with central banks	2,832	—
Financial assets held for trading	7	426
Other financial assets at fair value through profit or loss	—	110
Available-for-sale financial assets	544	43
Loans and receivables	5,125	422
Investments	7	—
Tangible assets and intangible assets	132	18
Tax assets	128	—
Other assets	63	62

LIABILITIES:	(8,089)	(880)
Financial liabilities at amortized cost	(7,619)	(68)
Liabilities under insurance contracts	—	(640)
Provisions	(309)	(55)
Tax liabilities	(12)	—
Other liabilities	(149)	(117)

Carrying amount	750	201

Goodwill	2	5
Minority interests	(12)	(19)

Net amount	740	187

Gains on divestments	—	831

Consideration received	740	1,018

Of which: in cash	740	1,018

d)	Earnings per share relating to discontinued operations

The earnings per share relating to discontinued operations were as follows:

	2009	2008	2007

Basic earnings per share (euros)	0.0032	0.0427	0.1318
Diluted earnings per share (euros)	0.0032	0.0425	0.1305
38.	Interest and similar income

Interest and similar income in the consolidated income statement comprises the interest accruing in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value; and the rectifications of income as a result of hedge accounting. Interest is recognized gross, without deducting any tax withheld at source.

The detail of the main interest and similar income items earned in 2009, 2008 and 2007 is as follows:

	Thousands of euros
	2009	2008	2007

Balances with the Bank of Spain and other central banks	357,017	759,952	541,813
Loans and advances to credit institutions	2,520,858	3,819,453	2,836,935
Debt instruments	5,586,577	4,506,874	4,006,805
Loans and advances to customers	42,081,922	41,366,071	34,581,518
Insurance contracts linked to pensions (Note 25)	94,626	95,319	102,604
Other interest	2,532,004	4,495,877	3,442,583

Total	53,173,004	55,043,546	45,512,258

39.	Interest expense and similar charges

Interest expense and similar charges in the consolidated income statement includes the interest accruing in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, irrespective of measurement at fair value; the rectifications of cost as a result of hedge accounting; and the interest cost attributable to pension funds.

The detail of the main items of interest expense and similar charges accrued in 2009, 2008 and 2007 is as follows:

	Thousands of euros
	2009	2008	2007

Deposits from the Bank of Spain and other central banks	296,449	422,265	279,624
Deposits from credit institutions	2,988,915	3,266,323	3,574,818
Customer deposits	11,810,713	15,000,393	12,072,200
Marketable debt securities and subordinated liabilities	8,590,796	13,232,690	11,451,605
Marketable debt securities	6,236,747	10,817,648	9,351,606
Subordinated liabilities (Note 23)	2,354,049	2,415,042	2,099,999
Provisions for pensions (Note 25)	481,771	453,852	487,165
Other interest	2,705,818	5,129,561	3,204,074

Total	26,874,462	37,505,084	31,069,486

40.	Income from equity instruments

Income from equity instruments includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The detail of Income from equity instruments is as follows:

	Thousands of euros
	2009	2008	2007

Equity instruments classified as:
Financial assets held for trading	238,209	222,795	210,562
Available-for-sale financial assets	198,265	329,962	209,435
Of which:
San Paolo IMI, S.p.A.	—	—	80,500
Royal Bank of Scotland	—	74,575	—

	436,474	552,757	419,997

41.	Income from entities accounted for using the equity method — Associates

Share of results of entities accounted for using the equity method — Associates comprises the amount of profit or loss attributable to the Group generated during the year by associates.

The detail of this item is as follows:

	Thousands of euros
	2009	2008	2007

Cepsa (Note 12)	—	130,932	206,706
Attijariwafa (Note 8)	—	27,560	25,700
Sovereign Bancorp (**)	(15,691)	(110,251)	43,355
RFS Holdings B.V. (*)	—	711,146	141,348
Other companies	15,171	32,367	20,940

	(520)	791,754	438,049

(*)
Of the 2008 result of entities accounted for using the equity method relating to RFS Holdings B.V., €675 million correspond to Banco Real, an entity which was accounted for using the equity method in the first three quarters of 2008 and was fully consolidated in the last quarter of that year (see Note 3).

(**)	Fully consolidated from February 2009.
42.	Fee and commission income

Fee and commission income comprises the amount of all fees and commissions accruing in favor of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission income is as follows:

	Thousands of euros
	2009	2008	2007

Collection and payment services:
Bills	326,974	313,312	238,460
Demand accounts	858,696	570,404	555,826
Cards	1,761,868	1,566,972	1,428,820
Cheques and other	279,882	347,879	403,204
Orders	309,582	247,502	231,596

	3,537,002	3,046,069	2,857,906

Marketing of non-banking financial products:
Investment funds	1,070,672	1,458,148	1,812,975
Pension funds	148,986	160,331	171,935
Insurance	1,963,847	1,864,109	1,459,122

	3,183,505	3,482,588	3,444,032

Securities services:
Securities underwriting and placement	254,298	102,199	260,641
Securities trading	324,672	353,603	434,182
Administration and custody	242,665	247,612	266,084
Asset management	67,490	79,100	87,152

	889,125	782,514	1,048,059

Other:
Foreign exchange	154,847	96,187	56,594
Financial guarantees	485,149	391,280	352,971
Commitment fees	199,563	265,807	166,374
Other fees and commissions	2,277,177	1,676,955	1,364,107

	3,116,736	2,430,229	1,940,046

	10,726,368	9,741,400	9,290,043

43.	Fee and commission expense

Fee and commission expense shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission expense is as follows:

	Thousands of euros
	2009	2008	2007

Fees and commissions assigned to third parties	1,050,665	936,713	906,831
Of which: Cards	728,485	710,330	653,686
Brokerage fees on lending and deposit transactions	29,591	26,925	21,882
Other fees and commissions	565,978	511,467	492,825

	1,646,234	1,475,105	1,421,538

44.	Gains/losses on financial assets and liabilities

Gains/losses on financial assets and liabilities includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

a)	Breakdown

The detail, by origin, of Gains/losses on financial assets and liabilities is as follows:

	Thousands of euros
	2009	2008	2007

Other financial instruments at fair value through profit or loss (*)	197,993	607,309	125,774
Financial instruments not measured at fair value through profit or loss	1,630,858	1,722,651	873,018
Of which: Available-for-sale financial assets	861,901	767,131	1,015,013
Of which:
Debt instruments	439,633	397,213	311,761
Equity instruments	422,268	369,918	703,252
Bolsas y Mercados Españoles	—	—	110,587
BPI (Note 1.i)	—	—	107,000
Telefónica, S.A.	—	—	138,410
Of which: Other	768,957	955,520	(141,995)
Of which:
Due to exchange of shares (Note 1.i)	723,917	—	—
Due to repurchase of securitizations	97,459	—	—
Disposal of ABN liabilities (Note 1.i)	—	741,100	—
Hedging derivatives and other	(125,655)	(4,539)	(100,346)
Losses on assets to be delivered to Madoff/Lehman victims (Note 25)	—	(643,000)	—
Other financial assets and liabilities held for trading (*)	2,098,449	1,209,828	1,407,938

	3,801,645	2,892,249	2,306,384

(*)
Includes the net gain or loss arising from transactions involving debt securities, equity instruments and derivatives included in this portfolio, since the Group manages its risk in these instruments on a global basis.

Gains/losses due to exchange of shares and repurchase of securitizations

In July 2009 the Group offered the holders of certain securities issued by various Group companies (with a total nominal amount of approximately €9,100 million) the possibility of exchanging these securities for newly-issued Group securities plus a cash premium. Holders of securities with a cumulative nominal amount of €4,527 million subscribed to this exchange. Since the characteristics of the securities received and delivered in the exchange differ substantially, the Group wrote down the original financial liability and recognized a new financial liability for the securities delivered, and recognized with a credit to income an amount of €724 million relating to the difference between the carrying amount of the financial liability written down and the value of the consideration delivered.

Additionally, in August 2009 the Group invited the holders of securitization bonds to submit offers for the sale of their securities. The end nominal amount of bonds repurchased by the Group amounted to €609 million, and the Group recognized with a credit to income an amount of €97 million relating to the difference between the carrying amount of the financial liability written down and the value of the consideration delivered in cash.

b)	Financial assets and liabilities at fair value through profit or loss

The detail of the amount of the asset balances is as follows:

	Millions of euros
	2009	2008	2007

Loans and advances to credit institutions	22,196	14,061	19,160
Loans and advances to customers	18,405	9,657	31,726
Debt instruments	57,286	49,050	73,403
Other equity instruments	15,125	9,051	12,614
Derivatives	59,856	95,815	46,733

	172,868	177,634	183,636

The foregoing table shows the maximum credit risk exposure of these assets. The Group mitigates and reduces this exposure as explained below.

With respect to derivatives, the Group has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment. For derivatives arranged with customers, the Group applies a risk premium accrual policy. At December 31, 2009, the actual credit risk exposure of the derivatives was €42,761 million (December 31, 2008: €39,019 million) (see Note 36).

Loans and advances to credit institutions and Loans and advances to customers included repos amounting to €28,298 million at December 31, 2009 (December 31, 2008: €9,028 million). Also, mortgage-backed assets totaled €6,828 million (December 31, 2008: €7,020 million).

Debt instruments included €27,909 million of Spanish and foreign government debt securities at December 31, 2009 (December 31, 2008: €17,049 million).

At December 31, 2009 and 2008, the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material, taking into account the Group’s management of these risks by purchasing protection through credit derivatives.

The detail of the amount of the liability balances is as follows:

	Millions of euros
	2009	2008	2007

Derivatives	(58,713)	(89,167)	(49,448)
Other liabilities	(99,175)	(76,093)	(113,668)

	(157,888)	(165,260)	(163,116)

The difference between the amount recognized as liabilities at fair value and the amount which the Group would contractually be required to pay to the holders of the related obligations at maturity, in other than derivative transactions, was €352 million at December 31, 2009 (December 31, 2008: €605 million).

45.	Exchange differences

Exchange differences shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

46.	Other operating income and Other operating expenses

Other operating income and Other operating expenses in the consolidated income statement include:

	Thousands of euros
	2009	2008	2007

Insurance activity income	338,860	251,589	229,933
Income from insurance and reinsurance contracts issued	7,112,856	8,385,788	5,529,987
Of which:
Insurance and reinsurance premium income	6,950,140	8,150,685	5,377,949
Reinsurance income	162,716	235,103	152,038
Expenses of insurance and reinsurance contracts	(6,773,996)	(8,134,199)	(5,300,054)
Of which:
Claims paid and other insurance-related expenses	(3,015,508)	(3,480,255)	(2,862,786)
Net provisions for insurance contract liabilities	(3,540,038)	(4,381,487)	(2,239,778)
Reinsurance premiums paid	(218,450)	(272,457)	(197,490)
Non-financial services	140,404	117,718	152,072
Sales and income from the provision of non-financial services	377,800	586,872	771,027
Cost of sales	(237,396)	(469,154)	(618,955)
Other operating income and expenses	(335,347)	(97,486)	(91,455)
Other operating income	437,882	463,648	438,656
Of which, fees and commissions offsetting direct costs	116,851	155,785	195,272
Other operating expenses	(773,229)	(561,134)	(530,111)
Of which, Deposit Guarantee Fund	(317,708)	(179,023)	(144,988)

	143,917	271,821	290,550

Most of the Bank’s insurance activity is carried on in life insurance.

47.	Personnel expenses
a)	Breakdown

The detail of Personnel expenses is as follows:

	Thousands of euros
	2009	2008	2007

Wages and salaries	6,060,541	4,941,871	4,762,049
Social security costs	1,054,906	815,864	724,882
Additions to provisions for defined benefit pension plans (Note 25)	175,810	184,072	208,648
Contributions to defined contribution pension funds (Note 25)	114,080	77,703	47,485
Share-based payment costs	147,805	107,644	48,546
Of which:
Payments granted to the Bank’s directors	5,724	3,560	1,424
Other personnel expenses	897,141	686,197	642,733

	8,450,283	6,813,351	6,434,343

b)	Headcount

The average number of employees in the Group, by professional category, was as follows:

	Average number of employees (**)
	2009	2008	2007

The Bank:
Senior management (*)	87	90	93
Other line personnel	16,292	16,364	16,153
Clerical staff	3,625	3,816	4,147
General services personnel	33	36	42

	20,037	20,306	20,435
Banesto	9,678	10,330	10,524
Rest of Spain	5,970	5,940	5,582
Santander UK	20,809	15,593	15,771
Other companies (**)	113,582	82,168	71,751

	170,076	134,337	124,063

(*)	Categories of deputy assistant executive vice presidents and above, including senior management.

(**)	Excluding personnel assigned to discontinued operations.
The functional breakdown, by gender, at December 31, 2009 is as follows:

	Functional breakdown by gender
	Managers		Other line personnel		Clerical staff
	Men	Women	Men	Women	Men	Women

Continental Europe	2,659	651	18,413	13,735	6,920	5,784
United Kingdom	369	108	4,058	4,234	4,881	11,135
Latin America	1,926	667	16,343	13,329	24,180	40,068

Total	4,954	1,426	38,814	31,298	35,981	56,987

The same information, expressed in percentage terms at December 31, 2009, is as follows:

	Functional breakdown by gender
	Managers		Other line personnel		Clerical staff
	Men	Women	Men	Women	Men	Women

Continental Europe	80%	20%	57%	43%	54%	46%
United Kingdom	77%	23%	49%	51%	30%	70%
Latin America	74%	26%	55%	45%	38%	62%

Total	78%	22%	55%	45%	39%	61%

The labor relations between employees and the various Group companies are governed by the related collective labor agreements or similar regulations.

c)	Share-based payments
i.	The Bank

In recent years, as part of the deferred variable remuneration, the Group has set up remuneration systems tied to the performance of the stock market price of the shares of the Bank, based on the achievement of certain targets indicated below:

						Date of	Date of
		Euros				commencement	expiry of
	Number	Exercise	Year	Employee	Number	of exercise	exercise
	of shares	price	granted	group	of persons	period	period

Plans outstanding at 01/01/07	96,251,390
Rights granted (Plan I09)	10,448,480	—	2007	Managers	5,476	06/23/07	07/31/09
Rights granted (Plan I10)	15,690,283	—	2007	Managers	5,506	06/23/07	07/31/10
Options cancelled, net (Plan I06)	(1,195,371)	9.09		Managers	(45)	01/15/08	01/15/09

Plans outstanding at 12/31/07	121,194,782

Options exercised (Plan I06)	(65,983,402)	9.09	—	Managers	(1,555)	01/15/08	01/15/09
Rights granted (Plan I10)	46,560	—	2008	Managers	1	06/23/07	07/31/10
Rights granted (Plan I11)	17,122,650	—	2008	Managers	5,771	06/21/08	07/31/11

Plans outstanding at 12/31/08	72,380,590

Shares delivered (Plan I09)	(8,978,865)	—	2007	Managers	(5,066)	06/23/07	07/31/09
Options cancelled, net (Plan I06)	(29,072,617)	9.09	—	Managers	(957)	01/15/08	01/15/09
Rights cancelled, net (Plan I09)	(1,469,615)	—	2007	Managers	(410)	06/23/07	07/31/09
Rights granted (Plan I12)	18,866,927	—	2009	Managers	6,510	06/19/09	07/31/12

Plans outstanding at 12/31/09	51,726,420

Of which:
Plan I10	15,736,843	—	2007	Managers	5,507	06/23/07	07/31/10
Plan I11	17,122,650	—	2008	Managers	5,771	06/21/08	07/31/11
Plan I12	18,866,927	—	2009	Managers	6,510	06/19/09	07/31/12
Plan I06

In 2004 a long-term incentive plan (I06) was designed which, consisting of options on shares of the Bank, was tied to the achievement of two targets: appreciation of the Bank’s share price and growth in earnings per share, in both cases above a sample of comparable banks. These targets were achieved. The exercise period was from January 15, 2008 to January 15, 2009. This Plan was approved by the shareholders at the general shareholders’ meeting on June 18, 2005 and was cancelled at December 31, 2009.

The fair value of the equity instruments granted (€57.5 million) was charged to income (see Note 47.a), with a credit to equity, in the specific period in which the beneficiaries provided their services to the Group.

The executive directors were beneficiaries under this plan; the number of Bank share options held by them is indicated in Note 5.d.

Long-term incentive policy

At the board meeting on March 26, 2007, following the report of the appointments and remuneration committee, the Bank’s directors approved a long-term incentive policy aimed at the Bank’s executive directors and certain executive personnel of the Bank and of other Santander Group companies. This policy, through which the deferred share-based variable remuneration is paid, includes Bank share-based payments, and its implementation requires, in conformity with the law and the Bank’s Bylaws, specific resolutions to be adopted by the general shareholders’ meeting.

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

The deferred share-based variable remuneration is instrumented through a multiannual incentive plan, which is payable in shares of the Bank. The beneficiaries of the plan are the executive directors and other members of senior management, together with any other Group executives determined by the board of directors or, when delegated by it, the executive committee.

This plan involves successive three-year cycles of share deliveries to the beneficiaries, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end. The aim is to establish an adequate sequence between the end of the incentive program linked to the previous Plan I06 and the successive cycles of this plan. Thus, the first two cycles commenced in July 2007, the first cycle having a duration of two years (PI09) and the second cycle having a standard three-year term (PI10). The first cycle (PI09) was cancelled on July 31, 2009. In June 2008 and June 2009 the third and fourth cycles of the performance share plan (PI11 and PI12, respectively), both of which were to run for three years, were approved.

For each cycle a maximum number of shares is established for each beneficiary who remains in the Group’s employ for the duration of the plan. The targets, which, if met, will determine the number of shares to be delivered with respect to the cycles approved until June 2008, were defined by comparing the Group’s performance with that of a benchmark group of financial institutions and were linked to two parameters, namely Total Shareholder Return (TSR) and growth in Earnings per Share (EPS). The targets, which, if met, will determine the number of shares to be delivered under Plan PI12, are defined by comparing the Group’s performance with that of a benchmark group of financial institutions and are linked to only one parameter, namely Total Shareholder Return (TSR).

The ultimate number of shares to be delivered will be determined in each of the cycles by the degree of achievement of the targets on the third anniversary of commencement of each cycle (with the exception of the first cycle, for which the second anniversary was considered), and the shares will be delivered within a maximum period of seven months from the end of the cycle.

At the end of the cycles of Plan PI10 and Plan PI11, the TSR and the EPS growth will be calculated for Santander and each of the benchmark entities and the results will be ranked from first to last. Each of the two criteria (TSR and EPS growth) will be weighted at 50% in the calculation of the percentage of shares to be delivered, based on the following scale and in accordance with Santander’s relative position among the group of benchmark financial institutions:

	Percentage of	Santander’s place	Percentage of
Santander’s place	maximum shares	in the EPS	maximum shares
in the TSR ranking	to be delivered	growth ranking	to be delivered

1st to 6th	50%	1st to 6th	50%
7th	43%	7th	43%
8th	36%	8th	36%
9th	29%	9th	29%
10th	22%	10th	22%
11th	15%	11th	15%
12th and below	0%	12th and below	0%

In the case of Plan PI12 the TSR criterion will determine the percentage of shares to be delivered, based on the following scale and in accordance with Santander’s relative position among the group of benchmark financial institutions:

Percentage of
Santander’s place	maximum shares
in the TSR ranking	to be delivered

1st to 5th	100.0%
6th	82.5%
7th	65.0%
8th	47.5%
9th	30.0%
10th and below	0%

Any benchmark group entity that is acquired by another company, whose shares cease trading or that ceases to exist will be excluded from the benchmark group. In an event of this or any similar nature, the comparison with the benchmark group will be performed in such a way that, for each of the measures considered (TSR and EPS growth, as appropriate), the maximum percentage of shares will be delivered if Santander ranks within the first quartile (including the 25th percentile) of the benchmark group; no shares will be delivered if Santander ranks below the median (50th percentile); 30% of the maximum amount of shares will be delivered if Santander is placed at the median (50th percentile). The linear interpolation method will be used for calculating the corresponding percentage for positions between the median and the first quartile (25th percentile) (neither included).

The fair value of the equity instruments granted under these plans is €268 million (of which €85 million correspond to PI12), and this amount is being charged to Personnel expenses, with a credit to equity, over the specific period in which the beneficiaries provide their services to the Group.

Plan I09 matured in 2009. As established in the aforementioned plan, the number of shares received by each beneficiary was determined by the degree of achievement of the targets to which Plan I09 was tied and, since it fell short of the maximum number established, the unearned options were cancelled.

(ii)	Obligatory investment share plan

The deferred share-based variable remuneration is instrumented through this multiannual incentive plan, which is payable in shares of the Bank and is conditional upon compliance with certain investment and continued service requirements.

The current beneficiaries of the plan are the Group’s top 32 executives, who include the executive directors, non-director members of senior management and other executives (see Note 5).

This plan is structured in three-year cycles which start each year. The beneficiaries of the plan must use 10% of their gross annual variable cash-based remuneration (or bonus) to acquire shares of the Bank in the market (the Obligatory Investment). As resolved by the shareholders at the relevant general shareholders’ meeting, the Obligatory Investments were made before February 29, 2008, February 28, 2009 and February 28, 2010, respectively.

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

The shareholders at the general shareholders’ meeting of June 19, 2009 introduced, for the third cycle, a requirement additional to that of remaining in the Group’s employ, which is that in the three-year period from the investment in the shares, none of the following circumstances should concur: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations, including, in particular, that relating to risks that is applicable to the executive in question; or (iii) a material restatement of the Bank’s financial statements, except when it is required pursuant to a change in accounting standards.

(iii)	Selective delivery share plan

This plan envisages the selective delivery of shares in special circumstances relating to the hiring or retention of executives or employees of the Bank or other Group entities, except for executive directors. The board of directors, or by delegation thereof, the executive committee, shall decide when this instrument is to be used.

Each participant must have completed a minimum of three to four years of service at the Group. Each participant will be entitled to receive the shares upon completion of the minimum period of service.

The authorization may be used to assume share delivery obligations in the twelve months following the date it was granted. At the general shareholders’ meeting on June 19, 2009, the shareholders approved the delivery of shares of the Bank up to a maximum of 2,478,000 shares to be used selectively.

(iv)	Minimum investment program

This program consists of the obligation of the Group’s top 32 executives (including executive directors) to hold Bank shares equal to one year’s fixed remuneration. This amount must be reached within a maximum period of five years from March 26, 2007.

ii.	Abbey
The long-term incentive plans on shares of the Bank originally granted by management of Abbey to its employees (on Abbey shares) are as follows:

		Pounds					Date of	Date of
		sterling (*)					commencement	expiry of
	Number	Exercise		Employee	Number		of exercise	exercise
	of shares	price	Year granted	group	of persons		period	period

Plans outstanding at 01/01/07	10,354,232	4.32

Options exercised	(1,535,325)	3.81
Of which:
Executive Options	(33,904)	3.96
Sharesave	(1,501,421)	3.81

Options cancelled (net) or not exercised	(770,595)	—

Plans outstanding at 12/31/07	8,048,312	5.34

Options granted (Sharesave)	5,196,807	7.69	2008	Employees	6,556	(**)	11/01/08	11/01/11
							11/01/08	11/01/13

Options exercised	(6,829,255)	4.91
Of which:
Executive Options	(132,107)	4.11
Sharesave	(4,506,307)	3.07
MTIP	(2,190,841)	8.73
Options cancelled (net) or not exercised	(262,868)	4.87
Of which:
Sharesave	(233,859)	4.13
MTIP	(29,009)	10.88

Plans outstanding at 12/31/08	6,152,996	7.00

Options granted (Sharesave)	4,527,576	7.26	2009	Employees	7,066	(**)	11/01/09	11/01/12
							11/01/09	11/01/14
Options exercised	(678,453)
Of which:
Sharesave	(678,453)	3.85

Options cancelled (net) or not exercised	(1,277,590)
Of which:
Sharesave	(1,277,590)	7.48

Plans outstanding at 12/31/09	8,724,529	7.24

Of which:
Executive Options	12,015	4.54	2003-2004	Managers	2		03/26/06	03/24/13
Sharesave	8,712,514	7.24	2004-2008-2009	Employees	11,919	(**)	04/01/06	11/01/14

(*)	At December 31, 2009, 2008 and 2007 the euro/pound sterling exchange rate was €1.12600/GBP 1, €1.04987/GBP 1 and €1.36360/GBP 1, respectively.

(**)
Number of accounts/contracts. A single employee may have more than one account/contract. On September 30, 2008, 4,493 contracts were delivered with an execution date three years thereafter and 2,063 contracts with an execution date five years thereafter. The date of commencement of all these contracts is November 1, 2008.

In 2005 the Group designed a Medium-Term Incentive Plan (MTIP) involving the delivery of Bank shares to Abbey executives. Under the plan, effective allocation of the shares in 2008 was tied to the achievement of business targets by Abbey (in terms of net profit and income). This plan was approved by the shareholders at the general shareholders’ meeting on June 17, 2006. Subsequently, it was considered necessary to amend the conditions of the plan in order to reflect the impact of the sale of Abbey’s life insurance business to Resolution on the income targets of Abbey for 2007. The board of directors, after obtaining a favorable report from the appointments and remuneration committee, submitted this amendment for ratification by the shareholders at the general shareholders’ meeting held on June 23, 2007. The amendment was approved thereat. In the first half of 2008, all the shares under this plan were delivered, and the plan was cancelled on June 30, 2008.

In 2008 the Group launched a voluntary savings scheme for Abbey employees (Sharesave Scheme) whereby employees who join the scheme will have between GBP 5 and GBP 250 deducted from their net monthly pay over a period of three or five years. When this period has ended, the employees may use the amount saved to exercise options on shares of the Bank at an exercise price calculated by reducing by up to 20% the average purchase and sale prices of the Bank shares in the first three trading days of September 2008. This scheme, which commenced in September 2009, was approved by the shareholders at the general shareholders’ meeting held on June 21, 2008 and is authorized by the UK tax authorities (HMRC). At the general shareholders’ meeting on June 19, 2009, the shareholders approved a new plan with similar features to the plan approved in 2008.

iii.	Fair value

The fair value of each option granted by the Group is calculated at the grant date. In order to value Plan I06 two valuation reports were performed by two multinational investment banks. These experts used the Black-Scholes equity option pricing model considering the following parameters: the expected life of the options, interest rates, volatility, exercise price, market price and dividends of the Bank shares and the shares of comparable banks. The fair value of the options granted was calculated by the Group on the basis of the two valuations.

With the exception of the share option plans which include terms relating to market conditions, the transfer terms included in the vesting conditions are not taken into account to estimate fair value. The transfer terms that are not based on market conditions are taken into account by adjusting the number of shares or share options included in the measurement of the service cost of the employee so that, ultimately, the amount recognized in the consolidated income statement is based on the number of shares or share options transferred. When the transfer terms are related to market conditions, the charge for the services received is recognized regardless of whether the market conditions for the transfer are met, although the non-market transfer terms must be satisfied. The share price volatility is based on the implicit volatility scale for the Bank’s shares at the exercise prices and the duration corresponding to most of the sensitivities.

The fair value of the performance share plans was calculated as follows:
•	It was assumed that the beneficiaries will not leave the Group’s employ during the term of each plan.

•
The fair value of the 50% linked to the Bank’s relative TSR position (100% in the case of PI12) was calculated, on the grant date, on the basis of the report of an independent expert whose assessment was carried out using a Monte Carlo valuation model, performing 10,000 simulations to determine the TSR of each of the companies in the benchmark group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI09	PI10	PI11	PI12

Expected volatility (*)	16.25%	15.67%	19.31%	42.36%
Annual dividend yield based on last few years	3.23%	3.24%	3.47%	4.88%
Risk-free interest rate (Treasury Bond yield — zero coupon) over the period of the plan	4.473%	4.497%	4.835%	2.040%

(*)	Calculated on the basis of historical volatility over the corresponding period (two or three years).

The application of the simulation model results in percentage values of 42.7% for the I-09 plan, 42.3% for the I-10 plan and 44.9% for the I-11 plan, which are applied to 50% of the value of the options granted in order to determine the cost per books of the TSR-based portion of the incentive, and a percentage value of 55.42% for the I-12 plan. Since this valuation refers to a market condition, it cannot be adjusted after the grant date.

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

The fair value of each option granted by Abbey was estimated at the grant date using a European/American Partial Differential Equation model with the following assumptions:

	2009	2008	2007

Risk-free interest rate	2.5%-3.5%	2.9%-6.5%	5.0%-5.8%
Dividend increase, based solely on the average increase since 1989	10%	10%	10%
Volatility of underlying shares based on historical volatility over 5 years	29.0%-34.4%	20.2%-29.6%	19.8%-26.9%
Expected life of options granted under:
Employee Sharesave Plan	3, 5 and 7 years	3, 5 and 7 years	3, 5 and 7 years
Executive Share Option Plan	10 years	10 years	10 years
Medium-Term Incentive Plan	—	—	3 years

48.	Other general administrative expenses
a)	Breakdown

The detail of Other general administrative expenses is as follows:

	Thousands of euros
	2009	2008	2007

Property, fixtures and supplies	1,613,675	1,206,895	965,937
Other administrative expenses	1,435,743	1,048,392	897,877
Technology and systems	785,504	504,196	468,273
Advertising	594,432	534,876	553,967
Communications	631,806	452,900	401,057
Technical reports	359,753	298,037	294,058
Per diems and travel expenses	262,097	257,079	271,842
Taxes other than income tax	312,994	279,250	265,542
Surveillance and cash courier services	331,220	235,207	188,717
Insurance premiums	47,098	35,674	35,057

	6,374,322	4,852,506	4,342,327

b)	Other information

Technical reports includes the fees paid by the various Group companies (detailed in the accompanying Appendices) to their respective auditors, the detail being as follows:

	Millions of euros
	2009	2008	2007

Audit of the annual financial statements of the companies audited by Deloitte (constant scope of consolidation)	14.6	18.3	15.9
Of which:
Abbey	2.7	3.3	4.1
Santander Brasil	1.5	2.4	0.8
Audit of the Bank’s separate and consolidated financial statements	1.0	1.0	1.0

Audit of the annual financial statements of the companies included in the Group in 2009	5.0
Of which:
Sovereign	2.3
Alliance & Leicester, Bradford & Bingley	1.0

In recent years, in addition to the audits of financial statements, the internal control audit (Sarbanes-Oxley) and the regulatory capital audit (BIS) were performed (for €4.7 million in 2009, €5.9 million in 2008 and €6.2 million in 2007) and other reports were prepared in accordance with the requirements of the legal and tax regulations issued by the national supervisory authorities of the countries in which the Group operates, totaling €3.6 million, €4.5 million and €3.7 million in 2009, 2008 and 2007, respectively (€2.7 million relate to companies included in the Group in 2009).

The detail of the other services provided to the various Group companies is as follows:
1.
Due diligence review and other corporate transaction services: €3.7 million (2008: €3.8 million; 2007: €3.7 million). Additionally, the Group’s auditors provided other non-attest services to various Group companies for €4.7 million in 2009, €5.3 million in 2008 and €5.3 million in 2007.

The services commissioned from the Group’s auditors meet the independence requirements stipulated by Law 44/2002, of 22 November, on Financial System Reform Measures and by the Sarbanes-Oxley Act of 2002, and they did not involve the performance of any work that is incompatible with the audit function.

2.	Services provided by audit firms other than Deloitte: €14.0 million (2008: €13.9 million; 2007: €12.5 million).

49.	Gains/(losses) on disposal of assets not classified as non-current assets held for sale
The detail of Gains/(losses) on disposal of assets not classified as non-current assets held for sale is as follows:

	Millions of euros
	2009	2008	2007

Gains
On disposal of tangible assets	51	115	1,849
Of which:
Disposal of properties (Note 16)	—	—	1,620
On disposal of investments	1,531	53	17
Of which:
Banco Santander Brasil (Note 3)	1,499	—	—
Disposal of Porterbrook (Note 3)	—	50	—

	1,582	168	1,866

Losses
On disposal of tangible assets	(14)	(64)	(55)
On disposal of investments	(4)	(3)	(1)

	(18)	(67)	(56)

	1,565	101	1,810

50.	Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations
The detail of Gains/(losses) on non-current assets held for sale not classified as discontinued operations is as follows:

	Millions of euros
Net Balance	2009	2008	2007

Tangible assets	(1,362)	799	(23)
Impairment (Note 12) (*)	(1,350)	(70)	(27)
Gain on disposals	(12)	868	5
Of which, on disposal of the Ciudad Financiera business campus (Note 1.i)	—	836	—

Other gains	243	3,046	666
Of which:
Antonveneta (Note 1.i)	—	3,046	—
Intesa San Paolo (Note 1.i)	—	—	566
Attijariwafa Bank (Note 1.i)	218	—	—

Other losses	(106)	(2,113)	—
Of which, write-down of ownership interests in Royal Bank of Scotland and Fortis (Note 1.i)	—	(2,043)	—

Total	(1,225)	1,731	643

(*)	Including in 2009 the write-downs performed at year-end of €814 million (€554 million net of tax) (see Note 1.i).

51.	Other disclosures
a)	Residual maturity periods and average interest rates

The detail, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

	December 31, 2009
	Millions of euros								Average
	On	Less than	1 to 3	3 to 12	1 to 3	3 to 5	More than		Interest
	Demand	1 Month	Months	Months	Years	Years	5 Years	Total	Rate

Assets:
Cash and balances with central banks	19,998	10,585	521	3,310	475	—	—	34,889	4.07%
Available-for-sale financial assets:
Debt instruments	67	5,180	1,082	4,163	10,224	28,967	29,606	79,289	5.01%
Loans and receivables:
Loans and advances to credit institutions	9,834	22,660	5,893	6,893	1,692	2,190	8,479	57,641	3.15%
Loans and advances to customers	12,401	35,749	33,408	69,955	82,397	82,769	347,467	664,146	6.08%
Debt instruments	70	321	506	1,738	2,387	4,297	5,640	14,959	4.57%

	42,370	74,495	41,410	86,059	97,175	118,223	391,192	850,924	5.67%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	383	7,359	258	14,109	6	227	3	22,345	1.69%
Deposits from credit institutions	7,978	13,161	2,611	15,253	5,238	4,962	1,578	50,781	2.68%
Customer deposits	235,974	69,839	47,546	64,755	34,148	30,571	4,848	487,681	2.70%
Marketable debt securities (*)	1,079	16,545	12,709	37,033	50,302	31,498	57,324	206,490	2.38%
Subordinated liabilities	3,412	752	34	1,841	1,714	3,097	25,955	36,805	5.69%
Other financial liabilities	6,765	5,992	1,680	2,072	1,675	646	470	19,300	N/A

	255,591	113,648	64,838	135,063	93,083	71,001	90,178	823,402	2.73%

Difference (assets less liabilities)	(213,221)	(39,153)	(23,428)	(49,004)	4,092	47,222	301,014	27,522

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

	December 31, 2008
	Millions of euros								Average
	On	Less than	1 to 3	3 to 12	1 to 3	3 to 5	More than		interest
	demand	1 month	months	months	years	years	5 years	Total	rate

Assets:
Cash and balances with central banks	20,920	22,121	846	621	—	—	1,272	45,781	4.51%
Available-for-sale financial assets:
Debt instruments	21	4,630	385	5,123	9,534	6,522	16,333	42,548	5.13%
Loans and receivables:
Loans and advances to credit institutions	16,111	15,394	6,448	20,947	367	2,598	2,865	64,731	4.98%
Loans and advances to customers	35,010	29,706	51,500	64,061	103,164	72,172	261,619	617,231	7.56%
Debt instruments	38	—	600	6,071	30	173	10,741	17,652	3.15%

	72,100	71,851	59,779	96,824	113,096	81,464	292,829	787,944	6.94%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	1,681	366	2,427	4,720	—	14	4	9,212	4.38%
Deposits from credit institutions	10,411	16,243	24,200	10,550	4,006	3,740	1,432	70,584	3.20%
Customer deposits	182,475	64,213	70,655	49,707	20,349	9,602	9,014	406,015	5.08%
Marketable debt securities (*)	7,250	22,168	26,241	25,125	42,132	23,509	81,218	227,642	4.21%
Subordinated liabilities	190	571	41	1,103	3,506	1,283	32,179	38,873	5.69%
Other financial liabilities	9,453	2,646	1,760	1,209	461	1,873	278	17,681

	211,461	106,208	125,324	92,415	70,453	40,022	124,124	770,008	4.66%

Difference (assets less liabilities)	(139,361)	(34,356)	(65,545)	4,409	42,642	41,442	168,705	17,936

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

	December 31, 2007
	Millions of euros								Average
	On	Less than	1 to 3	3 to 12	1 to 3	3 to 5	More than		interest
	demand	1 month	months	months	years	years	5 years	Total	rate

Assets:
Cash and balances with central banks	14,102	10,278	5	10	1,265	4,295	1,108	31,063	5.93%
Available-for-sale financial assets:
Debt instruments	31	953	1,070	2,060	5,837	6,450	17,786	34,187	5.11%
Loans and receivables:
Loans and advances to credit institutions	8,227	13,147	6,333	4,113	884	759	5,021	38,483	4.53%
Loans and advances to customers	9,848	29,446	34,228	65,696	58,124	62,048	279,982	539,372	6.75%
Debt instruments	1	4	—	5	634	65	959	1,668	4.55%

	32,209	53,828	41,636	71,884	66,744	73,617	304,856	644,773	6.51%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	2,727	16,387	2,917	155	—	—	—	22,186	4.45%
Deposits from credit institutions	5,706	22,412	6,504	6,197	3,002	3,111	1,756	48,688	4.55%
Customer deposits	178,240	55,381	27,839	28,959	13,141	11,145	2,040	316,745	4.12%
Marketable debt securities	520	13,310	17,600	24,198	35,294	26,745	88,250	205,917	4.61%
Subordinated liabilities	88	8	61	569	4,065	2,357	29,045	36,193	5.69%
Other financial liabilities	11,393	931	1,343	1,034	79	1,780	123	16,683	—

	198,674	108,429	56,264	61,112	55,581	45,138	121,214	646,412	4.41%

Difference (assets less liabilities)	(166,466)	(54,602)	(14,628)	10,772	11,163	28,479	183,642	(1,639)

b)	Equivalent euro value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

	Equivalent value in millions of euros
	2009		2008		2007
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash and balances with central banks	28,198	—	26,685	—	16,155	—
Financial assets/liabilities held for trading	94,069	87,066	104,429	96,666	124,409	100,719
Other financial instruments at fair value	18,407	27,195	14,478	22,025	15,815	28,553
Available-for-sale financial assets	43,048	—	25,338	—	15,395	—
Loans and receivables	408,161	—	351,302	—	260,435	—
Investments	92	—	1,169	—	13,036	—
Tangible assets	3,918	—	3,286	—	4,665	—
Intangible assets	21,659	—	16,940	—	12,557	—
Financial liabilities at amortized cost	—	456,697	—	406,270	—	308,166
Liabilities under insurance contracts	—	6,675	—	2,985	—	2,139
Other	20,864	32,207	18,945	25,230	8,388	19,120

	638,416	609,840	562,572	553,176	470,855	458,697

c)	Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Group are measured at fair value in the accompanying consolidated balance sheet, except for loans and receivables, equity instruments whose market value cannot be estimated reliably and derivatives that have these instruments as their underlyings and are settled by delivery thereof.

Similarly, the Group’s financial liabilities -except for financial liabilities held for trading, those measured at fair value and derivatives other than those having as their underlyings equity instruments whose market value cannot be estimated reliably- are measured at amortized cost in the accompanying consolidated balance sheet.

i)	Financial assets measured at other than fair value
Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at year-end:

	Millions of euros
	2009		2008		2007
	Carrying	Fair	Carrying	Fair	Carrying	Fair
Assets	amount	value	amount	value	amount	value

Loans and receivables:
Loans and advances to credit institutions	57,641	58,121	64,731	65,059	38,483	38,482
Loans and advances to customers	664,146	676,218	617,231	627,006	539,372	541,129
Debt instruments	14,959	13,718	17,653	17,645	1,668	1,668

	736,746	748,057	699,615	709,710	579,524	581,280

ii)	Financial liabilities measured at other than fair value
Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at year-end:

	Millions of euros
	2009		2008		2007
	Carrying	Fair	Carrying	Fair	Carrying	Fair
Liabilities	amount	value	amount	value	amount	value

Financial liabilities at amortized cost:
Deposits from central banks	22,345	22,349	9,212	9,212	22,186	22,186
Deposits from credit institutions	50,781	50,905	70,583	70,740	48,687	48,728
Customer deposits	487,681	488,675	406,015	407,537	316,745	316,886
Marketable debt securities	206,490	206,765	227,642	227,413	205,917	206,132
Subordinated liabilities	36,805	37,685	38,873	36,705	36,193	36,808
Other financial liabilities	19,300	19,636	17,681	17,677	16,683	16,681

	823,403	826,015	770,007	769,285	646,411	647,422

52.	Geographical and business segment reporting
a)	Geographical segments
This first level of segmentation, which is based on the Group’s management structure, comprises five segments: four operating areas plus the Financial Management and Holdings Unit. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom (Santander UK), Latin America and Sovereign, based on the location of the Group’s assets.
The Continental Europe area encompasses all the Commercial Banking (including the Private Banking entity Banif), Wholesale Banking and Asset Management and Insurance business activities carried on in Europe with the exception of the United Kingdom. Latin America includes all the financial activities carried on by the Group through its banks and subsidiaries, as well as the specialized units of Santander Private Banking, which is treated as a globally managed independent unit, and the New York business. Sovereign includes the businesses of the Sovereign unit that was acquired in 2009.
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
Consequently, the sum of the figures in the income statements of the various segments is equal to those in the consolidated income statement. With regard to the balance sheet, due to the required segregation of the various business units (included in a single consolidated balance sheet), the amounts lent and borrowed between the units are shown as increases in the assets and liabilities of each business. These amounts relating to intra-Group liquidity are eliminated and are shown in the Intra-Group eliminations column in the table below in order to reconcile the amounts contributed by each business unit to the consolidated Group’s balance sheet.
There are no customers located in areas other than those in which the Group’s assets are located that generate income exceeding 10% of total income.

The condensed balance sheets and income statements of the various geographical segments are as follows:

	Millions of euros
	2009
					Financial
	Continental				management and	Intra-Group
(Condensed) Balance sheet	Europe	United Kingdom	Latin America	Sovereign	holdings	eliminations	Total

Loans and advances to customers	322,026	277,713	97,901	34,605	306	—	682,551
Financial assets held for trading (excluding loans and advances)	50,764	41,245	22,521	163	4,331	—	119,024
Available-for-sale financial assets	20,132	897	29,154	9,568	26,870	—	86,621
Loans and advances to credit institutions	88,508	28,745	22,146	496	43,550	(103,608)	79,837
Non-current assets	5,054	1,424	3,926	391	979	—	11,774
Other asset accounts	21,955	24,522	38,105	3,568	144,697	(102,125)	130,722

Total assets/liabilities	508,439	324,546	213,753	48,791	220,733	(205,733)	1,110,529

Customer deposits	198,144	166,607	108,122	30,888	3,216	—	506,977
Marketable debt securities	50,610	58,611	8,411	11,236	83,094	—	211,962
Subordinated liabilities	2,079	8,577	4,888	2,129	19,131	—	36,804
Liabilities under insurance contracts	10,287	3	6,627	—	—	—	16,917
Deposits from central banks and credit institutions	115,487	57,879	32,765	736	38,832	(103,608)	142,091
Other liability accounts	105,366	26,946	34,994	1,689	11,274	(49,677)	130,592
Equity (share capital + reserves)	26,466	5,923	17,946	2,113	65,186	(52,448)	65,186

Other customer funds under management	70,289	10,937	62,759	327	—	—	144,312

Investment funds	44,598	10,937	49,681	—	—	—	105,216
Pension funds	11,310	—	—	—	—	—	11,310
Assets under management	5,499	—	12,538	327	—	—	18,364
Savings insurance	8,882	—	540	—	—	—	9,422

Customer funds under management	321,122	244,732	184,180	44,580	105,441	—	900,055

	Millions of euros
	2008
					Financial
	Continental				management and	Intra-Group
(Condensed) Balance sheet	Europe	United Kingdom	Latin America	Sovereign	holdings	eliminations	Total

Loans and advances to customers	325,378	202,622	96,054	—	2,836	—	626,890
Financial assets held for trading (excluding loans and advances)	72,303	50,029	20,965	—	2,686	—	145,983
Available-for-sale financial assets	12,806	2,785	19,208	—	14,122	—	48,921
Loans and advances to credit institutions	63,296	31,518	19,946	—	48,222	(84,189)	78,793
Non-current assets	4,612	1,210	3,272	—	1,195	—	10,289
Other asset accounts	17,644	30,626	30,496	—	178,563	(118,573)	138,756

Total assets/liabilities	496,039	318,790	189,941	—	247,624	(202,762)	1,049,632

Customer deposits	165,762	143,200	108,257	—	3,010	—	420,229
Marketable debt securities	52,077	67,996	8,674	—	107,657	—	236,404
Subordinated liabilities	1,752	9,890	3,847	—	23,384	—	38,873
Liabilities under insurance contracts	13,889	3	2,958	—	—	—	16,850
Deposits from central banks and credit institutions	85,232	60,063	29,331	—	39,434	(84,183)	129,877
Other liability accounts	153,674	32,306	24,291	—	14,435	(77,011)	147,695
Equity (share capital + reserves)	23,653	5,332	12,583	—	59,704	(41,568)	59,704

Other customer funds under management	75,473	7,180	48,408	—	—	—	131,061

Investment funds	47,725	7,180	35,400	—	—	—	90,305
Pension funds	11,128	—	—	—	—	—	11,128
Assets under management	4,479	—	12,810	—	—	—	17,289
Savings insurance	12,141	—	198	—	—	—	12,339

Customer funds under management	295,064	228,266	169,186	—	134,051	—	826,567

	Millions of euros
	2007
					Financial
	Continental				management and	Intra-Group
(Condensed) Balance sheet	Europe	United Kingdom	Latin America	Sovereign	holdings	eliminations	Total

Loans and advances to customers	314,715	184,080	70,228	—	2,076	—	571,099
Financial assets held for trading (excluding loans and advances)	44,847	53,787	22,846	—	1,328	—	122,808
Available-for-sale financial assets	10,149	44	12,628	—	21,528	—	44,349
Loans and advances to credit institutions	54,798	22,166	12,847	—	26,502	(58,670)	57,643
Non-current assets	5,373	4,685	1,805	—	(202)	—	11,661
Other asset accounts	20,185	7,103	21,631	—	168,924	(112,488)	103,355

Total assets/liabilities	450,067	271,865	141,985	—	220,156	(171,158)	912,915

Customer deposits	149,061	122,500	82,046	—	1,800	—	355,407
Marketable debt securities	70,004	76,056	5,031	—	82,196	—	233,287
Subordinated liabilities	2,433	8,345	2,540	—	22,875	—	36,193
Liabilities under insurance contracts	10,907	6	2,121	—	—	—	13,034
Deposits from central banks and credit institutions	66,027	38,687	19,064	—	47,789	(58,670)	112,897
Other liability accounts	131,362	23,094	22,595	—	18,541	(80,450)	115,142
Equity (share capital + reserves)	20,273	3,177	8,588	—	46,955	(32,038)	46,955

Other customer funds under management	101,713	10,225	48,048	—	—	—	159,986

Investment funds	72,945	10,225	36,041	—	—	—	119,211
Pension funds	11,952	—	—	—	—	—	11,952
Assets under management	7,865	—	11,949	—	—	—	19,814
Savings insurance	8,951	—	58	—	—	—	9,009

Customer funds under management	323,211	217,126	137,665	—	106,871	—	784,873

	Millions of euros
	2009
					Financial
	Continental				management and
(Condensed) Income statement	Europe	United Kingdom	Latin America	Sovereign	holdings	Total

INTEREST INCOME / (CHARGES)	11,456	3,934	11,959	1,160	(2,210)	26,299
Income from equity instruments	218	—	96	1	121	436
Income from companiess accounted for using the equity method	7	—	10	(3)	(15)	(1)
Net fee and commission income	3,787	993	3,925	380	(5)	9,080
Gains/losses on financial assets and liabilities	687	506	1,663	14	1,376	4,246
Other operating income/(expenses)	139	27	15	(89)	52	144
TOTAL INCOME	16,294	5,460	17,668	1,463	(681)	40,204
Personnel expenses	(3,306)	(1,170)	(3,210)	(457)	(307)	(8,450)
Other administrative expenses	(2,028)	(827)	(2,822)	(309)	(388)	(6,374)
Depreciation and amortization of tangible and intangible assets	(570)	(231)	(566)	(115)	(114)	(1,596)
Net impairment losses on financial assets	(3,286)	(881)	(4,979)	(571)	(1,861)	(11,578)
Provisions (net)	(311)	16	(681)	(55)	(762)	(1,793)
Net impairment losses on non-financial assets	(41)	—	(22)	(1)	(100)	(164)
Other non-financial gains/(losses)	(81)	—	40	(2)	382	339
OPERATING PROFIT (LOSS) BEFORE TAX	6,671	2,367	5,428	(47)	(3,831)	10,588
Income tax	(1,768)	(641)	(1,257)	22	2,437	(1,207)
PROFIT (LOSS) FROM CONTINUING OPERATIONS	4,903	1,726	4,171	(25)	(1,394)	9,381
Profit (loss) from discontinued operations	(45)	—	91	—	(15)	31
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	4,858	1,726	4,262	(25)	(1,409)	9,412
Attributable to minority interests	65	—	428	—	(24)	469
PROFIT ATTRIBUTABLE TO THE PARENT	4,793	1,726	3,834	(25)	(1,385)	8,943

	Millions of euros
	2008						2007
					Financial						Financial
	Continental	United			management and		Continental	United			management and
(Condensed) Income statement	Europe	Kingdom	Latin America	Sovereign	holdings	Total	Europe	Kingdom	Latin America	Sovereign	holdings	Total

INTEREST INCOME / (CHARGES)	9,259	2,411	8,025	—	(2,157)	17,538	7,742	2,334	6,144	—	(1,777)	14,443
Income from equity instruments	266	—	58	—	229	553	202	1	34	—	183	420
Income from companies accounted for using the equity method	15	1	680	—	96	792	9	2	—	—	427	438
Net fee and commission income	4,074	926	3,208	—	59	8,267	4,137	1,007	2,694	—	30	7,868
Gains/losses on financial assets and liabilities	764	500	857	—	1,353	3,474	732	436	674	—	1,113	2,955
Other operating income/(expenses)	181	49	10	—	32	272	133	65	49	—	43	290
TOTAL INCOME	14,559	3,887	12,838	—	(388)	30,896	12,955	3,845	9,595	—	19	26,414
Personnel expenses	(3,123)	(986)	(2,504)	—	(200)	(6,813)	(3,037)	(1,045)	(2,105)	—	(247)	(6,434)
Other administrative expenses	(1,833)	(617)	(2,147)	—	(255)	(4,852)	(1,527)	(784)	(1,742)	—	(289)	(4,342)
Depreciation and amortization of tangible and intangible assets	(500)	(158)	(404)	—	(177)	(1,239)	(559)	(101)	(328)	—	(259)	(1,247)
Net impairment losses on financial assets	(2,476)	(457)	(3,020)	—	(331)	(6,284)	(1,557)	(312)	(1,546)	—	(14)	(3,429)
Provisions (net)	(89)	(29)	(533)	—	(989)	(1,640)	45	5	(437)	—	(509)	(896)
Net impairment losses on non-financial assets	(16)	—	(6)	—	(1,027)	(1,049)	(8)	(1)	(30)	—	(1,510)	(1,549)
Other non-financial gains/(losses)	(38)	32	54	—	1,783	1,831	11	15	169	—	2,259	2,454
OPERATING PROFIT(LOSS) BEFORE TAX	6,484	1,672	4,278	—	(1,584)	10,850	6,323	1,622	3,576	—	(550)	10,971
Income tax	(1,686)	(425)	(663)	—	938	(1,836)	(1,777)	(421)	(809)	—	684	(2,323)
PROFIT (LOSS) FROM CONTINUING OPERATIONS	4,798	1,247	3,615	—	(646)	9,014	4,546	1,201	2,767	—	134	8,648
Profit (loss) from discontinued operations	(21)	—	340	—	—	319	—	—	303	—	685	988
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	4,777	1,247	3,955	—	(646)	9,333	4,546	1,201	3,070	—	819	9,636
Attributable to minority interests	109	—	346	—	1	456	107	—	404	—	65	576
PROFIT ATTRIBUTABLE TO THE PARENT	4,668	1,247	3,609	—	(647)	8,877	4,439	1,201	2,666	—	754	9,060

(*)	Presented for comparison purposes only.

Following is the detail of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognized under Interest and similar income, Income from equity instruments, Fee and commission income, Gains/losses on financial assets and liabilities (net) and Other operating income in the accompanying consolidated income statements for 2009, 2008 and 2007.

	Revenue (Millions of euros)
	Revenue from external
	customers			Inter-segment revenue			Total revenue
Segment	2009	2008	2007	2009	2008	2007	2009	2008	2007

Continental Europe	31,968	40,396	33,364	1,297	1,108	1,245	33,265	41,504	34,609
United Kingdom	10,595	13,621	12,602	1,287	2,099	389	11,882	15,721	12,991
Latin America	30,101	23,184	18,194	480	1,169	1,375	30,581	24,353	19,570
Sovereign	2,496	—	—	(19)	—	—	2,477	—	—
Financial management and holdings	906	464	107	5,206	9,378	5,988	6,112	9,843	6,095
Inter-segment revenue adjustments and eliminations	—	—	—	(8,251)	(13,755)	(8,998)	(8,251)	(13,755)	(8,998)

TOTAL	76,066	77,666	64,268	—	—	—	76,066	77,666	64,268

b)	Business segments

At this second level of segment reporting, the Group is structured into commercial banking, asset management and insurance and global wholesale banking; the sum of these three segments is equal to that of the primary operating geographical segments. Total figures for the Group are obtained by adding to the business segments the data for the financial management and holdings segment.

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

The condensed income statements and other significant data are as follows:

	Millions of euros
	2009					2008					2007
		Global	Asset	Financial			Global	Asset	Financial			Global	Asset	Financial
	Commercial	wholesale	management	management		Commercial	wholesale	management	management		Commercial	wholesale	management	management
(Condensed) Income statement	banking	banking	and insurance	and holdings	Total	banking	banking	and insurance	and holdings	Total	banking	banking	and insurance	and holdings	Total

INTEREST INCOME / (CHARGES)	25,942	2,366	201	(2,210)	26,299	17,613	1,892	190	(2,157)	17,538	14,771	1,303	146	(1,777)	14,443
Income from equity instruments	127	188	—	121	436	154	164	6	229	553	77	148	12	183	420
Income from companies accounted for using the equity method	12	2	—	(15)	(1)	556	87	53	96	792	9	2	—	427	438
Net fee and commission income	7,523	1,131	431	(5)	9,080	6,861	883	464	59	8,267	6,432	911	495	30	7,868
Gains/losses on financial assets and liabilities	1,454	1,382	34	1,376	4,246	1,100	995	26	1,353	3,474	957	855	30	1,113	2,955
Other operating income/(expenses)	(230)	(16)	338	52	144	31	(45)	254	32	272	47	(29)	229	43	290
TOTAL INCOME	34,828	5,053	1,004	(681)	40,204	26,315	3,976	993	(388)	30,896	22,293	3,190	912	19	26,414
Personnel expenses	(7,280)	(725)	(138)	(307)	(8,450)	(5,806)	(672)	(135)	(200)	(6,813)	(5,430)	(625)	(132)	(247)	(6,434)
Other administrative expenses	(5,454)	(392)	(140)	(388)	(6,374)	(4,051)	(388)	(158)	(255)	(4,852)	(3,512)	(387)	(154)	(289)	(4,342)
Depreciation and amortization of tangible and intangible assets	(1,367)	(86)	(29)	(114)	(1,596)	(946)	(98)	(18)	(177)	(1,239)	(878)	(90)	(20)	(259)	(1,247)
Net impairment losses on financial assets	(9,744)	37	(10)	(1,861)	(11,578)	(5,672)	(281)	—	(331)	(6,284)	(3,357)	(58)	—	(14)	(3,429)
Provisions (net)	(1,001)	6	(36)	(762)	(1,793)	(607)	(26)	(18)	(989)	(1,640)	(423)	58	(22)	(509)	(896)
Net impairment losses on non-financial assets	(61)	(3)	—	(100)	(164)	(24)	—	2	(1,027)	(1,049)	(38)	—	(1)	(1,510)	(1,549)
Other non-financial gains/(losses)	(43)	—	—	382	339	43	4	1	1,783	1,831	289	(94)	—	2,259	2,454
OPERATING PROFIT (LOSS) BEFORE TAX	9,878	3,890	651	(3,831)	10,588	9,252	2,515	667	(1,584)	10,850	8,944	1,994	583	(550)	10,971
Income tax	(2,300)	(1,125)	(219)	2,437	(1,207)	(1,825)	(775)	(174)	938	(1,836)	(2,347)	(486)	(174)	684	(2,323)
PROFIT (LOSS) FROM CONTINUING OPERATIONS	7,578	2,765	432	(1,394)	9,381	7,427	1,740	493	(646)	9,014	6,597	1,508	409	134	8,648
Profit (loss) from discontinued operations	46	—	—	(15)	31	319	—	—	—	319	151	40	112	685	988
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	7,624	2,765	432	(1,409)	9,412	7,746	1,740	493	(646)	9,333	6,748	1,548	521	819	9,636
Attributable to minority interests	465	—	28	(24)	469	434	(1)	22	1	456	457	9	45	65	576
PROFIT ATTRIBUTABLE TO THE PARENT	7,159	2,765	404	(1,385)	8,943	7,312	1,741	471	(647)	8,877	6,291	1,539	476	754	9,060

53.	Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Group with its related parties, distinguishing between associates and jointly controlled entities, members of the Bank’s board of directors, the Bank’s executive vice presidents, and other related parties. Related-party transactions were made on terms equivalent to those prevailing in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognized.

	Millions of euros
	2009				2008				2007
	Associates				Associates				Associates
	and jointly	Members of	Executive	Other	and jointly	Members of	Executive		and jointly	Members of	Executive	Other
	controlled	the board of	vice	related	controlled	the board of	vice	Other related	controlled	the board of	vice	related
	entities	directors	presidents	parties	entities	directors	presidents	parties	entities	directors	presidents	parties

Assets:
Loans and advances to credit institutions	3,990	—	—	—	4,019	—	—	—	3,169	—	—	136
Loans and advances to customers	149	7	24	1,664	221	4	21	1,728	262	1	14	2,040
Debt instruments	609	—	—	117	510	—	—	464	—	—	—	293

Liabilities:
Deposits from credit institutions	(204)	—	—	—	(136)	—	—	—	(284)	—	—	—
Customer deposits	(217)	(8)	(41)	(551)	(143)	(11)	(22)	(405)	(4)	(7)	(18)	(265)

Income statement:
Interest and similar income	96	—	1	111	203	—	1	83	110	—	—	117
Interest expense and similar charges	(9)	—	(1)	(31)	(25)	—	(1)	(10)	(11)	—	—	(6)
Gains/losses on financial assets and liabilities	57	—	—	8	3	—	1	32	6	—	—	21
Fee and commission income	22	—	—	10	28	—	—	25	48	—	—	15
Fee and commission expense	(11)	—	—	—	(23)	—	—	—	(16)	—	—	—

Other:
Contingent liabilities	—	—	—	491	293	—	—	479	365	—	2	968
Contingent commitments	137	1	3	3	164	1	7	13	358	1	1	280
Derivative financial instruments	6,868	—	—	3,153	7,074	—	—	1,314	7,823	—	4	831
In addition to the detail provided above, there were insurance contracts linked to pensions amounting to €2,356 million at December 31, 2009 (December 31, 2008: €2,447 million) and marketable debt securities held by Other related parties for €1,007 million at December 31, 2009.

54.	Risk management

Risk management at Santander is based on the following principles:
•
Involvement of senior management. Banco Santander’s risk committee and the Group units’ senior management committees are structured so as to involve senior management in the overall risk oversight process.

•
Independence of the risk function with respect to the business. The head of the Group’s risk division, Mr. Matías Rodríguez Inciarte, as third deputy chairman and in his capacity as chairman of the risk committee, reports directly to the board of directors. The segregation of functions between the business areas (which assume risk) and the risk areas entrusted with risk measurement, analysis, control and reporting provides sufficient independence and autonomy for proper risk control.

•	Decisions by consensus (even at branch level), which ensure that different opinions are taken into account and avoid individual decision making.

•	Decisions on credit transactions taken jointly by the risk and commercial areas.

•
Definition of powers. The type of activities to be performed, segments, risks to be assumed and risk decisions to be made are clearly defined for each risk taking unit and, if appropriate, for each risk management unit, based on their delegated powers. How transactions should be arranged and managed and where they should be accounted for is also defined.

•
Risk measurement. Risk measurement takes into account all risk exposures assumed across the business spectrum and uses measures based on risk components and dimensions, over the entire risk cycle, for the management of risk at any given time.

•
From a qualitative standpoint, this integrated vision translates into the use of certain integrating measures, which are mainly the risk capital requirement and return on risk-adjusted capital (RORAC).

•
Limitation of risk. The limitation of risk is intended to limit, in an efficient and comprehensive manner, the maximum levels of risk for the various risk measures, based on a knowledge of the risks incurred and supported by the necessary infrastructure for risk management, control and reporting, and to ensure that no undesired risks are assumed and that the risk-based-capital charge, risk exposures and losses do not exceed, in any case, the approved maximum levels.

•
Establishment of risk policies and procedures. The risk policies and procedures represent the basic regulatory framework, consisting of circulars, frameworks and operating rules, through which risk activities and processes are regulated.

•
Definition and assessment of risk methodologies. Risk methodologies provide the definitions of the internal risk models applicable by the Group and, therefore, stipulate the risk measures, product valuation methods, yield curve and market data series building methods, calculation of risk-based capital requirements and other risk analysis methods, and the respective calibration and testing processes.

The risk management and control process at Santander Group is structured into the following phases:
•
Establishment of risk management frameworks and policies that reflect the principles and standards governing the general modus operandi of Santander Group’s risk activities, based on a corporate risk management framework, which comprises the organizational model and the management model, and on a series of more specific corporate frameworks of the functions reporting to the risk unit. Local risk units transpose corporate risk regulations into their internal policies and develop the procedures required to implement them.

•	Identification of risks, through the constant review and monitoring of exposures, the assessment of new products and businesses and the specific analysis of singular transactions.

•	Measurement of risks using methodologies and models implemented subject to a validation and approval process.
•	Definition of the Group’s risk appetite by setting overall and specific limits for the various types of risks, products, customers, groups, sectors and geographical locations.
•	Preparation and distribution of a complete set of reports that are reviewed daily by the heads at all levels of Santander management.
•	Implementation of a risk control system which checks, on a daily basis, the degree to which Santander’s risk profile matches the risk policies approved and the risk limits set.
For many years Santander Group has managed risk using a number of techniques and tools which are described in detail in various sections of this note. The most noteworthy of these techniques and tools, due to the foresight with which Santander implemented them at the time and their current significance in light of the new Basel Capital Accord (BIS II), are as follows:
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
Santander Group calculates the minimum regulatory capital in conformity with Bank of Spain Circular 3/2008 on the determination and control of minimum capital requirements for credit institutions. This Circular completed the transposition into Spanish banking legislation of Directives 2006/48/EC and 2006/49/EC that incorporate the new Basel Capital Accord (BIS II) into EU regulations.
1. CORPORATE GOVERNANCE OF THE RISK FUNCTION
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
The risk committee, an executive body that adopts decisions within the scope of the powers delegated by the board, is presided over by the third deputy chairman of Santander Group and also comprises a further four members of the Bank’s board of directors.
In 2009 the risk committee held 99 meetings, evidencing the importance that Santander Group attaches to the proper management of its risks.

The responsibilities assigned to the risk committee are essentially as follows:
•	To propose to the board the Group’s risk policy, which will identify, in particular:
•	The various types of risk (financial, operational, technological, legal and reputational, inter alia) facing the Group;

•	The information and internal control systems to be used to control and manage these risks;

•	The level of risk deemed acceptable by the Group;

•	The measures envisaged to mitigate the impact of the identified risks in the event that they materialize.
•	To conduct systematic reviews of the Group’s exposure to its main customers, economic activity sectors, geographical areas and types of risk.
•	To authorize the management tools and risk models and ascertain the result of their internal validation.
•	To ensure that the Group’s actions are consistent with the level of risk tolerance previously defined.
•	To be informed of, assess and follow any remarks and recommendations that may be periodically made by the supervisory authorities in discharging their function.
•	To resolve transactions outside the powers delegated to lower-ranking bodies and the overall limits for pre-classified risk categories for economic groups or in relation to exposure by type of risk.
The risk committee has delegated certain of its powers to risk subcommittees which are structured by geographical area, business line and type of risk, all of which are defined in the corporate governance model.
The risk function at Santander Group is performed through two risk units, which are independent from the business areas from both a hierarchical and a functional standpoint. The two risk units are directly linked to the board of directors through the risk committee and the third deputy chairman of the Group, who is the person ultimately responsible for the Group’s risk management.
In order to meet the requirements of Basel II and to enhance the Group’s capacity to cater for its business growth, the organizational and functional structure of the two risk units was defined as follows:
•	The integrated risk control and internal risk validation unit, with global-reaching corporate responsibilities, which provide support to the Group’s governing bodies, namely:
•	Validation of the internal risk models in order to assess the appropriateness and adequacy of the rating systems, internal processes and data processing systems, in conformity with Basel II.

•	Integrated risk control in order to ensure that the risk management and control systems are consistent with the Bank’s global risk profile.
•	The risk unit, whose functions are divided into two blocks:
•
A corporate structure, with global-reaching responsibilities (all risks, all geographical areas), which establishes the risk policies, methodologies and control systems: solvency, market and methodology.

•
A business structure, centred on the performance and management integration of the risk function in the Group’s commercial, global and local businesses. Within this structure, the Brazil corporate risk area was created in 2009 as part of the Group’s risk division. The objectives of this area include enhancing the relationship and cooperation between the global risk areas and the local unit in Brazil; boosting the globalization of the risk models; and obtaining and systematizing risk management information.

2. INTEGRATED RISK CONTROL
In 2008 Santander Group launched the integrated risk control function, which meant the early adoption of the new regulatory requirements then under discussion by the main bodies and forums (Basel Committee, CEBS, FSF, etc.) and of the recommendations on best risk management practices made by various public and private organizations.
In July 2009 the Basel Committee required credit institutions to implement this function immediately.

Organization, mission and features of the function
The integrated risk control function is located in the integrated risk control and internal risk validation unit. This function provides risk control and management support to the Group’s governing bodies.
A special focus is placed on credit risk (including concentration and counterparty risks); market risk (including liquidity and structural interest rate and foreign currency risks); operational and technology risk; and compliance and reputational risk.
The integrated control mission is based on three modules:
Module 1) To guarantee that the management and control systems for the various risks inherent in Santander Group’s activities comply with the most stringent criteria and the best practices observed in the industry and/or established by regulators;
Module 2) To ensure that senior management has an all-embracing view of the profiles of the various risks assumed at any time and that these profiles are consistent with the pre-determined risk appetite; and
Module 3) To supervise adequate compliance, in due time and form, with any recommendations on risk management and control made as a result of inspections conducted by internal audit and by the competent supervisory authorities.
The integrated risk control function supports the risk committee by providing it with the best risk management practices.
The main features of the function are as follows:
•	Global and corporate approach: all risks, all businesses, all geographical areas.

•
It is a third layer of control, which follows the control performed in the first instance by the officer responsible for managing and controlling each risk at each business or functional unit (first layer of control) and by the officer responsible for the control of each risk at corporate level (second layer of control). This system ensures a vision and, therefore, the integrated control of all the risks incurred as a result of Santander Group’s business activities.

•	Special attention is paid to the development of best practices in the financial services industry, so that the Group is in a position to promptly incorporate any relevant advance.

•	The available information and the resources assigned by Santander Group to the control of the various risks are optimized in order to avoid overlaps.
Methodology and tools
Santander Group has developed internally, tailored to its specific needs, a methodology to systematize this function, together with the related proprietary supporting tools to formalize implementation of the methodology, making it traceable and objectifiable. The methodology and tools are articulated through the three modules described above for all the addressed risks:
Module 1) Testing or review guidelines have been defined for each risk. These guidelines consist of over 650 tests, considering all the risks referred to above, and are divided in control areas (e.g. corporate governance, organizational structure, management systems, management integration, technology environment, contingency plans and business continuity, etc.).
The Group performs the tests and gathers the relevant evidence assessed in the process —which enables it to standardize the control parameters of the various risks— on a half-yearly basis, with the inclusion of new tests if required. The supporting tool is the risk control monitor, serving as a repository for the findings of each test and of the related working papers.
Module 2) A combined balanced scorecard is being designed, together with the related tool, so as to make it easier for senior management to monitor, with an integrated approach, the various risks assumed and their consistency with the previously-established risk appetite.
Module 3) In order to follow up the recommendations on risk management and control made by internal audit and by the supervisory authorities, the Group uses SEGRE, a tool which also enables it to include the recommendations made by the integrated risk control function itself. The use of this tool is coordinated with the risk control areas involved so as to optimize the follow-up process.
The Bank of Spain can access these tools if it deems it appropriate.

Main achievements in 2009
The main milestones achieved in 2009 were as follows:
(a) The first review cycle of the various risks was completed in close cooperation with the corporate risk control areas, testing and assessing the management and control systems in place for these risks. Areas for improvement were identified, giving rise to recommendations, with the related implementation schedule agreed upon with the areas involved, which will facilitate the subsequent follow-up of any progress made in this connection;
(b) The corporate integrated risk control model was submitted, together with the first diagnostic report, to the audit and compliance committee, to the risk committee and to the board of directors, which approved the model;
(c) The process of reporting to the board of directors with an integrated view of all risks was initiated; and
(d) The first steps were taken to extend the integrated risk control model to the Group’s main units.
Following is an analysis of the Group’s main types of risk: credit, market, operational and reputational risks.
3. CREDIT RISK
3.1 Introduction to the treatment of credit risk
Credit risk is the possibility of loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Group.
The specialization of Santander Group’s risk function is based on the type of customer and, accordingly, a distinction is made between individualized customers and standardized customers in the risk management process:
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

3.2 Main aggregates and variations
The profile of the credit risk assumed by the Group is characterized by a diversified geographical distribution and the prevalence of retail banking operations.
A. Global map of credit risk — 2009
The following table shows the global map of the credit risk, expressed in nominal amounts (with the exception of exposure in derivatives and repos, which is expressed in credit risk equivalent), to which the Group was exposed at December 31, 2009.

Data in millions of euros
SANTANDER GROUP — GROSS CREDIT RISK EXPOSURE

			Sovereign	Private
	Customer	Drawable	Fixed-	Fixed-	Credit	Drawable by	Derivatives
	Draw-	by	Income	Income	Institution	Credit	and Repos			Change/
	Downs	Customers	(Excl. Trad.)	(Excl. Trad.)	Drawdowns	Institutions	(CRE)	Total	%	Dec-08
SPAIN	281,621	57,179	29,602	11,835	28,440	1,113	27,911	437,700	39.6%	-7.1%

Parent bank	170,692	39,716	20,769	8,049	19,038	736	19,053	278,053	25.2%	-8.6%
Banesto	80,109	11,167	6,204	2,003	6,696	225	8,701	115,104	10.4%	3.2%
Other	30,819	6,296	2,629	1,784	2,706	152	157	44,543	4.0%	-19.4%

OTHER EUROPEAN COUNTRIES	305,831	36,827	3,844	16,025	9,025	155	18,877	390,583	35.3%	10.8%

Germany	22,256	9	0	159	432	0	5	22,861	2.1%	-5.0%
Portugal	22,143	8,276	2,734	1,410	2,425	0	1,519	38,507	3.5%	6.9%
United Kingdom	228,044	26,484	464	14,136	5,172	155	17,132	291,587	26.4%	12.9%
Other	33,387	2,058	646	320	996	0	220	37,627	3.4%	10.6%

LATIN AMERICA	104,965	45,537	24,280	1,821	20,684	19	10,648	207,953	18.8%	15.4%

Brazil	62,952	30,996	16,719	1,212	14,535	0	5,564	131,978	11.9%	38.3%
Chile	20,200	6,300	2,220	502	1,812	19	3,209	34,261	3.1%	22.0%
Mexico	11,611	6,724	4,252	0	2,220	0	1,573	26,379	2.4%	-7.3%
Other	10,202	1,516	1,089	108	2,118	0	303	15,335	1.4%	-45.6%

UNITED STATES	43,814	9,395	1,742	9,157	2,970	77	105	67,260	6.1%

REST OF THE WORLD	1,017	262	80	1	167	0	0	1,526	0.1%

TOTAL GROUP	737,246	149,200	59,547	38,839	61,287	1,363	57,540	1,105,022	100%	8.8%

% /Total	66.7%	13.5%	5.4%	3.5%	5.5%	0.1%	5.2%	100.0%

% Change/Dec-08	6.5%	27.2%	68.5%	45.3%	-30.8%	-77.3%	16.9%	8.8%

Data at 31/12/09, prepared on the basis of legal-entity criteria.
CRE (Credit Risk Equivalent: net replacement value plus maximum potential value. Includes credit risk mitigants).
Derivatives and repos do not include Sovereign or Alliance & Leicester.
Balances drawn down by customers exclude repos (EUR 13,439 million) and Other financial assets — Customer loans (EUR 7,661 million).
Balances with credit institutions (excluding repos and trading portfolio) include EUR 29,718 million of deposits at central banks.
2009 was characterized by moderate lending growth, reflecting the lower demand for credit (a very significant portion of the growth observed was due to the change in the scope of consolidation as a result of the inclusion of Sovereign Bank). The credit risk exposure increased by 8.8% year-on-year, owing particularly to the balances drawn down and drawable by customers. Annual growth excluding Sovereign Bank was 3.3%.
Spain continues to be the most significant unit as regards credit risk exposure, albeit with a decline of 7% on December 2008. Other European countries represent more than one third of credit risk exposure. Particularly noteworthy in this respect is the presence in the United Kingdom. Taken as a whole, Europe represents 75% of credit risk exposure.
In Latin America, 96% of credit risk exposure is rated investment-grade.
With the inclusion of Sovereign Bank, the United States accounted for 6% of credit risk exposure at December 2009.
B. Variations in main aggregates in 2009
The changes in non-performing loans and the cost of credit reflect the impact of the deterioration of the economic environment, mitigated by prudent risk management, which generally enabled the Group to hold these data at levels lower than those of its competitors. As a result, the Group has a significant NPL coverage ratio.
The non-performing loans ratio stood at 3.24% in December 2009, an increase of 120 b.p. in the year. The NPL coverage ratio was 75.3%, as compared with a coverage ratio of 90.6% at 2008 year-end.
Specific credit loss provisions, net of recoveries of written-off assets, amounted to €11,760 million, i.e. 1.57% of average credit risk exposure to customers (average lending plus off-balance-sheet exposures for the year), as compared with 1.16% in 2008.

	Credit Risk Exposure to		Non-Performing Loans				Specific Credit Loss
	Customers *		Ratio		Coverage Ratio		Provisions, Net of RAWO **		Cost of Credit(1)
	(Millions of Euros)		(%)		(%)		(Millions of Euros)		(% of Risk)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Continental Europe	366,970	368,512	3.64	2.31	76.6	90.0	5,084	3,201	1.39	0.89

Santander Network	129,099	135,508	4.38	2.58	64.9	74.9	1,851	1,204	1.41	0.91
Banesto	86,681	87,925	2.97	1.64	64.1	106.5	737	450	0.89	0.53
Santander Consumer Finance	60,245	56,245	5.39	4.18	96.8	85.5	2,005	1,402	3.38	2.71
Portugal	34,501	34,760	2.27	1.72	64.6	77.2	95	6	0.27	0.02

United Kingdom	238,215	217,063	1.71	1.04	43.8	68.5	1,018	442	0.43	0.23

Latin America	117,146	112,040	4.25	2.95	105.2	108.3	5,053	3,965	4.44	3.44

Brazil	65,611	53,764	5.27	3.58	99.2	102.4	3,537	2,493	5.88	4.30
Mexico	12,676	13,482	1.84	2.41	264.4	132.1	824	879	6.13	5.44
Chile	21,384	18,848	3.20	2.64	89.0	102.4	402	350	1.98	1.73
Puerto Rico	4,132	4,810	9.60	6.92	53.3	61.0	89	138	1.99	2.84
Colombia	1,719	1,464	1.83	1.79	187.5	204.1	31	44	1.94	2.83
Argentina	2,936	3,271	2.60	1.83	141.0	178.6	91	49	2.99	1.54

Sovereign	38,770		5.35		62.5		578

Total Group	758,347	697,200	3.24	2.04	75.3	90.6	11,760	7,659	1.57	1.16

Memorandum item:
Spain	284,307	300,524	3.41	1.95	73.4	98.5	3,497	2,150	1.20	0.71

Data prepared on the basis of management criteria. Memorandum item Spain, on the basis of controller’s unit accounting criteria.

Data for 2008 have been restated including the full consolidation of Banco Real throughout the year.

*	Includes gross loans and advances to customers, guarantees and documentary credits.

**	RAWO = Recoveries of Assets Written Off.

(1)	Excludes Sovereign
C. Distribution of credit risk
Santander Group has a mainly retail profile (commercial banking represents 86.3%) and its main portfolios consist of products secured with collateral (mortgages).
3.3 Measures and measurement tools
A. Rating tools
Since 1993 the Group has used proprietary internal rating models to measure the credit quality of a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the Entity’s historical experience, with the exception of certain portfolios classified as low default portfolios. More than 200 internal rating models are used in the Group’s loan approval and risk monitoring process.
Global rating tools are applied to the sovereign risk, financial institution and global wholesale banking segments. Management of these segments is centralized at Group level, for both rating calculation and risk monitoring purposes. These tools assign a rating to each customer, which is obtained from a quantitative or automatic module, based on balance sheet ratios or macroeconomic variables, supplemented by the analyst’s expert judgement.
For individualized corporates and institutions, the parent of Santander Group has defined a single methodology for the construction of a rating in each country, based on an automatic module which includes an initial participation of the analyst that can be supplemented subsequently if required. The automatic module determines the rating in two phases, a quantitative phase and a qualitative phase. The latter is based on a corrective questionnaire which enables the analyst to modify the automatic score by up to ±2 rating points. The quantitative rating is determined by analyzing the credit performance of a sample of customers and the correlation with their financial statements. The corrective questionnaire consists of 24 questions divided into 6 assessment areas. The automatic rating (quantitative + corrective questionnaire) may in turn be modified by the analyst by overwriting it or using a manual scoring module.
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
B. Credit risk parameters
The assessment of customers or transactions using rating or scoring systems constitutes a judgement of their credit quality, which is quantified through the probability of default (PD), in accordance with Basel II terminology.
In addition to customer assessment, the quantification of credit risk requires the estimation of other parameters, such as exposure at default (EAD) and the percentage of EAD that will not be recovered (loss given default or LGD). Therefore, other relevant factors are taken into account in estimating the risk involved in transactions, such as the quantification of off-balance-sheet exposures, which depends on the type of product, or the analysis of expected recoveries, which is related to existing guarantees.
These factors are the main credit risk parameters. Their combination facilitates calculation of the probable loss or expected loss (EL). This loss is considered to be an additional cost of the activity which is reflected in the risk premium and must be charged in the transaction price.
These risk parameters also make it possible to calculate the regulatory capital in accordance with the regulations deriving from the new Basel Capital Accord (BIS II). Regulatory capital is determined as the difference between unexpected loss and expected loss.
Unexpected loss is the basis for the capital calculation and refers to a very high, albeit scantly probable, level of loss, which is not deemed to be recurring and must be catered for using capital.
The estimates of the risk parameters (PD, LGD and EAD) should be based on internal experience, i.e. on default observations and on the experience in defaulted loan recoveries.
For portfolios with scant internal default experience, such as banks, sovereign risk or global wholesale banking, parameter estimates are based on alternative sources: market prices or studies conducted by external agencies gathering the shared experience of a sufficient number of entities. These portfolios are known as low default portfolios.
For all other portfolios, parameter estimates are based on the entity’s internal experience. The PD is calculated by observing the cases of new arrears in relation to the final rating assigned to customers or to the scoring assigned to the related transactions.
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
The parameters estimated for global portfolios are the same for all the Group’s units. Therefore, a financial institution with an 8.5 rating will have the same PD, regardless of the Group unit in which its exposure is accounted for. By contrast, the retail portfolios have specific scoring systems in each of the Group’s units, which require separate estimates and specific assignment of parameters in each case.
The parameters are then assigned to the units’ on-balance-sheet transactions in order to calculate the expected losses and the capital requirements associated with their exposure.

C. Global rating scales
The models committee approved the following relationship between internal ratings and PDs for the global banks and global wholesale banking portfolios.
Wholesale Banking

Internal Rating	PD
9.3	0.018%
9.2	0.020%
9.0	0.024%
8.5	0.037%
8.0	0.060%
7.5	0.095%
7.0	0.151%
6.5	0.240%
6.0	0.382%
5.5	0.607%
5.0	0.965%
4.5	1.535%
4.0	2.442%
3.5	3.884%
3.0	6.178%
2.5	9.826%
2.0	15.627%
1.5	24.855%
1.0	39.532%
Banks

Internal Rating	PD
9.3	0.013%
9.2	0.014%
9.0	0.018%
8.5	0.029%
8.0	0.049%
7.5	0.083%
7.0	0.139%
6.5	0.232%
6.0	0.390%
5.5	0.653%
5.0	1.095%
4.5	1.835%
4.0	3.076%
3.5	5.157%
3.0	8.645%
2.5	14.492%
2.0	24.294%
1.5	40.725%
1.0	68.268%
These PDs are applied consistently across the Group in keeping with the global management of these portfolios. As can be seen, although the PD assigned to the internal rating is not exactly the same for the same rating in both portfolios, it is very similar in the tranches where most exposure is concentrated, i.e. in the rating tranches above 6.
D. Distribution of EAD and associated EL
The table below details the distribution, by segment, of the outstanding credit risk exposure in terms of EAD, PD, LGD and EL. Approximately 83% of total risk exposure to customers (excluding sovereign and counterparty risks and other assets) relates to the corporate, SME and individuals segments, which reflects the commercial orientation of Santander Group’s business and risks. The expected loss arising from customer exposure is 1.09%, as compared with 0.90% for the Group’s total credit risk exposure, and, accordingly, the profile of the credit risk assumed can be classified as medium-low.

	Segmentation of Credit Risk Exposure
			Average	Average
	EAD (1)%		PD	LGD	EL
Sovereign debt	104,457	11.0%	0.23%	14.54%	0.03%
Counterparty	76,888	8.1%	0.29%	70.34%	0.21%
Public sector	3,129	0.3%	0.70%	21.32%	0.15%
Corporate	131,703	13.8%	0.51%	39.68%	0.20%
SMEs	186,321	19.5%	4.65%	28.11%	1.31%
Mortgage loans to individuals	302,395	31.7%	3.30%	7.04%	0.23%
Consumer loans to individuals	111,452	11.7%	6.51%	52.42%	3.41%
Credit cards — individuals	24,297	2.5%	6.73%	64.94%	4.37%
Other assets	13,066	1.4%	2.47%	29.73%	0.74%
Memorandum item — customers (2)	759,296	79.6%	3.72%	29.32%	1.09%

Total	953,707	100.00%	3.04%	29.52%	0.90%

Data at December 2009

(1)	Excluding doubtful assets

(2)	Excluding sovereign, counterparty and other assets
3.4 Observed loss: measures of cost of credit
To supplement the use of the advanced models described above, other habitual measures are used to facilitate prudent and effective management of credit risk based on observed loss.
The cost of credit risk at Santander Group is measured using different approaches: variation in non-performing loans in the recovery process (ending doubtful assets — beginning doubtful assets + assets written off — recovery of assets written off), net credit loss provisions (provisions to specific allowances — recovery of assets written off); and net assets written off (assets written off — recovery of assets written off).
3.5 Credit risk cycle
The risk management process consists of identifying, measuring, analyzing, controlling, negotiating and deciding on, as appropriate, the risks incurred in the Group’s operations. The parties involved in this process are the risk taking areas, senior management and the risk units.
The process begins at senior management level, through the board of directors, the executive committee and the risk committee, which establishes the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.
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
A. Risk limit planning and setting
Risk limit setting is a dynamic process that identifies the Group’s risk appetite through the discussion of business proposals and the attitude to risk.
This process is defined in the global risk limit plan, an agreed-upon comprehensive document for the integrated management of the balance sheet and the inherent risks, which establishes risk appetite on the basis of the various factors involved.

The risk limits are founded on two basic structures: customers/segments and products.
For individualized risks, customers represent the most basic level, and individual limits are established (pre-classification) when certain features, generally materiality, concur.
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
This analysis consists of examining the customer’s ability to meet its contractual obligations to the Bank, which involves analyzing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.
The risk analysis is conducted every time a new customer or transaction arises or with a pre-established frequency, depending on the segment involved. Additionally, the credit rating is examined and reviewed whenever a warning system is triggered or an event affecting the customer/transaction occurs.
C. Transaction decision-making
The purpose of the transaction decision-making process is to analyze transactions and adopt resolutions thereon, taking into account the risk appetite and any transaction elements that are important in achieving a balance between risk and return.
Since 1993 the Group has been using, among others, the RORAC (return on risk-adjusted capital) methodology for risk analysis and pricing in the decision-making process on transactions and deals.
D. Risk monitoring and control
In order to ensure adequate credit quality control in addition to the tasks performed by the internal audit division, the risk unit has a specific risk monitoring function, consisting of local and global teams, to which specific resources and persons in charge have been assigned.
This monitoring function is based on an ongoing process of permanent observation to enable early detection of any incidents that might arise in the evolution of the risk, the transactions, the customers and their environment, with a view to adopt mitigating actions. The risk monitoring function is specialized by customer segment.
For this purpose a system called “companies under special surveillance” (FEVE, using the Spanish acronym) has been designed that distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that there has been a default, but rather that it is deemed advisable to adopt a specific policy for this company, to place a person in charge and to set the policy implementation period. Customers classified as FEVE are reviewed at least every six months, or every three months for those classified in the most severe categories. A company can be classified as FEVE as a result of the monitoring process itself, a review performed by internal audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.
Assigned ratings are reviewed at least annually, but should any weakness be detected, or depending on the rating itself, more frequent reviews are performed.

For exposures to standardized customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programs.
Loan portfolio — Spain
Portfolio overview
The total credit risk exposure of the loan portfolio in Spain amounted to €284,307 million at 2009 year-end, 37.49% of the Group’s total credit risk.
This exposure in Spain shows a high degree of diversification, both at product and at customer segment levels. The risk exposure of the aggregate commercial networks of Santander and Banesto is distributed as follows: 48% to individualized companies, 32% to residential mortgage loans, and 6% to public institutions, as the most significant portfolios.
In accordance with Bank of Spain regulations, the Group considers as doubtful the total contractual debt more than 90 days past due and also includes the total amount of customer’s debt when the unpaid portion represents more than 25% of the customer’s debt or when preliminary legal proceedings have been initiated. All customer loans which, although performing, present reasonable doubts as to their total repayment, are also treated as doubtful.
Based on this definition, the NPL ratio of the loan portfolio in Spain was 3.41% at 2009 year-end, much lower than the aggregate total for banks (per data published by the Bank of Spain) and showing a more moderate growth trend.
The total allowances available for the possible losses arising from these loans represent a coverage ratio of 73.4%.
Additionally, in accordance with Bank of Spain regulations and instructions, the Group classifies as substandard any performing loans for which there is no reason to classify them as doubtful, but which exhibit a weakness which might give rise to defaults and losses in the future, because the customers concerned are the weakest of a certain group or sector that has been affected by extraordinary higher-risk circumstances. The loans classified in this category total €6,724 million.
Analysis of the mortgage loans to individuals
As regards standardized risks, the mortgage loans to individuals are particularly noteworthy due to their importance with respect to the Group’s total loans and receivables in Spain.
The performance of this portfolio was affected by the situation of the real economy and its progressive deterioration during the year, which gave rise to a contraction in the demand for credit in the system in 2008, which continued in 2009. However, the number of applications for mortgage loans showed signs of a slight recovery in the last quarter of 2009.
The NPL ratio of the residential mortgage loan portfolio of the Group in Spain was 2.46% at 2009 year-end, which was lower than the average ratios of the financial system.
In view of the impaired scenario and taking into account the medium-low risk profile of this portfolio, the estimated impact at Group level is limited and the estimated final loss is low, due to the outstanding collateral for the loans. The mortgage portfolio and, therefore, its risk profile, is characterized by the prevalence of principal residence loans, an average LTV ratio of 52% (with values updated on the basis of the house price index published by the Ministry of Housing) and an effort ratio of 31% in loan approval.
Residential mortgage loans account for 31.8% of total credit risk of Santander and Banesto commercial banking, with 85% of the residential mortgage portfolio having an LTV ratio lower than 80%.
Loans to the construction and real estate sectors in Spain
These two sectors are among the industries most affected by the deterioration of the business cycle.

Aggregate lending to the construction and real estate sectors in Spain (Banco Santander and Banesto) amounted to €42,256 million. This portfolio includes financing for a wide array of activities such as the tourism industry, lease-back transactions, developments of subsidiaries of local and autonomous community governments, insurance companies, etc.
The NPL ratio for this portfolio, using the aforementioned criteria, stood at 6.2% at 2009 year-end, which is above the average for the Group, and specific provisions cover 45% thereof.
In addition, in accordance with Bank of Spain guidelines, risks amounting to €4,332 million were classified as substandard.
A product of special relevance in the real estate portfolio is the housing developer mortgage loan totaling €12,207 million at 2009 year-end, approximately 1.6% of Santander Group’s total lending.
At year-end, this portfolio had a high level of customer granularity, low concentration and an adequate level of collateral and provisions.
The analysis of the portfolio distribution, by stage of the work in progress of the financed developments, is as follows:
•	Developments with completed work / certificate of final completion obtained: 66.7% of outstanding risk.

•	Developments with a percentage of completion of more than 80%: 14.5% of outstanding risk.

•	Developments with a percentage of completion of between 50% and 80%: 8.9% of outstanding risk.

•	Percentage of completion of less than 50%: only 9.8%.
The percentages of completion detailed above show that the stage of completion of the developments included in this portfolio is high, with 81.2% of transactions outstanding having overcome, or almost overcome, the construction risk.
In addition to the permanent control performed by its risk monitoring teams, the Group has a specialist technical unit that monitors and controls this portfolio with regard to the stage of completion of construction work, planning compliance and sales control, and validates and controls progress billing payments.
The Group conducted its ordinary stress-testing exercises on this portfolio of loans to the construction and property development sectors.
Purchase of real estate assets (Spain)
The measures adopted in Spain to achieve more efficient risk management included the purchase of real estate assets. In 2009 the volume of such purchases fell significantly and the net balance of properties acquired amounted to €2,935 million at 2009 year-end. In 2009 the beginning balance was €3,768 million, purchases amounted to €908 million (substantially all of them were made in the first half of the year) and provisions and write-downs totaled €947 million.
The Group still considers the reasons for giving priority to this option over the legal proceedings route to be as follows:
•	Longer duration of legal proceedings as compared with the immediate availability of the assets.

•	Cost saving.

•	Enhanced viability of companies as a result of the injection of liquidity for their business activity

•	Reduction of potential loss in value of the loans to these customers.

•	Reduced exposure and expected loss.
Additionally, in line with habitual banking practice in risk management, the Group in Spain foreclosed properties amounting to €1,357 million (gross) in 2009. The net balance of foreclosed assets is €1,595 million.

At 2009 year-end, the gross amount of properties acquired and foreclosed was €4,304 million and €2,217 million, respectively.
It should be noted that this process was implemented by applying a provisioning policy which was in keeping with the Group’s habitual principles of prudence, with the assets being reassessed regularly in order to ensure an adequate level of provisions. At 2009 year-end, the coverage of all these assets was 31%.
In addition to the habitual structure already in place for managing these assets, there are companies specialized in property management and disposals in order to provide a more efficient treatment of the properties acquired or foreclosed.
Analysis of potentially problematic exposure
Given the current economic circumstances of these sectors and the need for adjustments therein, on the basis of the figures shown in the above sections, the potentially problematic exposure -the sum of doubtful and substandard assets plus total acquired and foreclosed assets plus written-off assets- in the construction and property development sectors would amount to €13,961 million.
Specific allowances were recognized for this portfolio amounting to €4,024 million, which represents coverage of 29%. If the allowances determined collectively for Spain were included together with these specific allowances, the coverage would be 50%.
Refinancing
Refinancing is one of the management tools established to adapt the maturity structure of loan principal and interest to the new customer payment capacity.
At Santander Group, refinancing is confined, with stringent and selective criteria, to:
•	Viable transactions,

•	In which customers have a willingness to pay,

•	That improve the Bank’s position in terms of expected loss, and

•	In which refinancing does not discourage an additional effort by customers.
The Group’s corporate refinancing policy ensures uniform and strict application of these criteria across the various units:
•	The overall customer risk is assessed, regardless of the situation of each individual contract, and the highest possible level of guarantees is assigned to all customer risks.

•	As a general rule, the customer exposure is not increased.

•	All the alternatives to refinancing and their impacts are assessed, making sure that the results of this solution exceed those which would foreseeable be obtained if no refinancing were performed.

•	Special attention is paid to the guarantees and the possible future changes in their value.

•	Its use is restricted, and priority is given to the restructuring of loans that requires an additional effort from customers, and actions that only postpone the problem are avoided.

•	Refinanced transactions are subject to special monitoring.
Refinancing is used mainly to address situations having a low impact on customer payment capacity and which are expected to last for a medium/long period of time. With greater restrictions, it can also be used for more serious cases in which the payment difficulty is estimated to be of short duration. No refinancing is applied to the most severe cases, in which other solutions are sought to recover the amount owed.
In addition to the close monitoring of these portfolios by the Group’s risk management teams, the competent supervisory authorities and the Group’s internal audit pay special attention to the control and appropriate assessment of refinanced portfolios.

Refinancing does not entail the release of provisions or the classification of the related transactions as performing, unless:
•
The criteria established in the regulations based on Bank of Spain circulars are met (i.e. collection of ordinary interest outstanding and new efficient guarantees or reasonable assurance of payment capacity);

•
The precautionary provisions included, using the principle of prudence, in the Group’s corporate policy (sustained payment for a period of between three and twelve months, depending on the transaction features and the type of guarantee) are met.

In the case of Spain (commercial networks of Santander plus Banesto), at 2009 year-end the balance of transactions refinancing exposures previously recognized as doubtful assets amounted to €1,449 million, of which €950 million related to corporate transactions and €499 million to individuals.
Of the total refinanced amount, €1,028 million met the requirements defined by the Bank of Spain to be reclassified as performing at the date of arrangement. At 2009 year-end, the NPL ratio of these transactions was 8.2%.
The remaining €421 million related to refinancing transactions which, in conformity with the conditions established by the Bank of Spain, were maintained as non-performing at the date of arrangement.
Stress-testing exercises
Santander Group periodically performs stress-testing exercises on its main loan portfolios. These are theoretical exercises, required by the regulatory authorities, in which the effect on the Bank’s loan portfolios of different scenarios of a country’s main economic and financial variables is simulated. In the case of Spain, the exercise covered all the loan portfolios.
Analysis of the mortgage portfolio in the United Kingdom
With regard to standardized exposures, in addition to the loan portfolio in Spain, the mortgage loan portfolio in the United Kingdom is particularly noteworthy because of its significance with respect to Santander Group’s total loans and receivables.
This mortgage portfolio is focused on principal residence mortgages, showing a high risk quality in terms of the LTV ratio, which stands at 56% on average. The mortgage loans with the highest risk profile (buy-to-let) represent a scant percentage (barely 1%) of the total portfolio amount.
E. Risk control function
Supplementing the management process, the risk control function obtains a global view of the Group’s loan portfolio, through the various phases of the risk cycle, with a sufficient level of detail to permit the assessment of the current risk position and any changes therein.
Any changes in the Group’s risk position are controlled on an ongoing and systematic basis against budgets, limits and benchmarks, and the impacts of these changes in future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loan portfolio within the parameters set by the Group.
The risk control function is performed by assessing risks from various complementary perspectives, the main pillar being control by geographical location, business area, management model, product and process, thus facilitating the detection of specific areas of action requiring decision-making.
In 2009 one of the focus points of the risk control function was to ensure compliance with the corporate criteria for the classification of refinanced portfolios and to monitor production volumes and their performance.
In 2006, within the corporate framework established in the Group for compliance with the Sarbanes-Oxley Act, a corporate tool was made available on the Group’s intranet for the documentation and certification of all the subprocesses, operational risks and related mitigating controls. The risk division assesses annually the efficiency of the internal control of its activities.

Scenario analysis
As part of the ongoing risk monitoring and control management process, the Group performs simulations of the portfolio performance in different adverse and stress scenarios (stress testing) which enable it to assess the Group’s capital adequacy in certain future situations. These simulations cover the Group’s main portfolios and are conducted systematically using a corporate methodology with the following features:
•	It determines the sensitivity of risk factors (PD, LGD) to certain macroeconomic variables.

•	It characterizes benchmark scenarios (globally and for each Group unit).

•
It identifies “break-off scenarios” (the levels above which the sensitivity of the risk factors to macroeconomic variables is more accentuated) and the distance of these break-off scenarios from the current situation and the benchmark scenarios.

•	It estimates the expected loss associated with each scenario and the changes in the risk profile of each portfolio arising from variations in certain macroeconomic variables.
The simulation models used by the Group use data of a full business cycle to calibrate the performance of risk factors given certain movements in macroeconomic variables.
In the wholesale banking area, since low-default portfolios are involved, there is not sufficient historical default data available to perform the calibration and, therefore, expert judgment is used.
Scenarios are constructed including the view of each unit and the global view. The main macroeconomic variables contained in these scenarios are as follows:
•	Unemployment rate

•	Housing price

•	GDP

•	Interest rate

•	Inflation
The scenario analysis enables senior management to better understand the foreseeable performance of the portfolio given certain changing market conditions and situations, and is an essential tool to assess the sufficiency of the provisions held in the event of stress scenarios.
The analyses performed, both in base and in acid scenarios, for the Group as a whole and for each unit, with a time horizon of five years, show the strength of the balance sheet against the various market and macroeconomic situations simulated.
F. Recovery process
Recovery management at Santander is defined as a strategic, integrated business activity.
Santander has a global model which is applied and implemented locally, considering the specific features of the business in each area of activity.
The specific objectives of the recovery process are as follows:
•
To achieve collection or regularization of unpaid balances, so that accounts can return to the performing status; if this is not possible, the aim is to fully or partially recover debts, regardless of their status for accounting or management purposes.

•	To maintain and strengthen the relationship with customers, paying attention to customer payment behavior.
The recovery process is part of the business and is based on the customer relationship and on the contribution to profit. Therefore, Santander has developed a proprietary management model which links and capitalizes on management capabilities and commercial and risk expertise to improve results and maintain the Group’s traditional culture with respect to quality and risk sensitiveness.

This model is employed in all phases of management, both prior to default, through a preventive management that assists the customer or detects possible difficulties in advance, and in the subsequent phases of the recovery process (management of impaired loans, defaults and written-off assets.
3.6 Credit risk from other standpoints
Certain areas and/or specific views of credit risk deserve specialist attention, complementary to global risk management.
A. Concentration risk
Concentration risk control is key to the risk management process. The Group continuously monitors the degree of credit risk concentration, by geographical area/country, economic sector, product and customer group.
The risk committee establishes the risk policies and reviews the exposure limits required to ensure adequate management of credit risk concentration.
The Group is subject to Bank of Spain regulations on large exposures. In accordance with Bank of Spain Circular 3/2008, no exposure to a single individual or economic group, including all types of credit and equity risks, should exceed 25% of the Group’s capital. Also, the total amount of large exposures (defined as those exceeding 10% of eligible capital) may not exceed eight times the Group’s capital. Exposures to governments and central banks belonging to the OECD are excluded from this treatment.
At December 31, 2009, there was only one economic group —a UK financial group with an internal rating equal to “A”—, the exposure to which should be classified as a large exposure since it represented 11.15% of capital. Following the application of risk mitigation techniques and the regulations applicable to large exposures, the percentage stood at 1.67% of eligible capital (use of 6.7% of the 25% limit established by Bank of Spain regulations).
At December 31, 2009, the Group’s credit exposure to the top 20 borrower financial groups, excluding AAA rated governments and sovereign bonds denominated in local currency, accounted for 6.7% of the credit risk exposure to customers (lending plus off-balance-sheet exposures).
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
B. Credit risk from financial market operations
This concept includes the credit risk arising in treasury operations with customers, mainly credit institutions. These operations are performed both via money market financing products with different financial institutions and via derivative instruments arranged for the purpose of serving our customers.
Risk control is performed using an integrated, real-time system that enables the Group to know at any time the unused exposure limit with respect to any counterparty, any product and maturity and at any Group unit.
Credit risk is measured at its current market value and its potential value (exposure value considering the future variation in the underlying market factors). Therefore, the credit risk equivalent (CRE) is defined as the sum of net replacement value plus the maximum potential value of the contracts in the future. The capital at risk or unexpected loss, i.e. the loss that, after deducting the expected loss, constitutes the economic capital, net of guarantees and recoveries, is also calculated.
The total credit risk exposure to credit institutions from financial market operations stands at 70.1%. By type of product, 48.6% relates to derivative transactions, mainly products without optionality, and the remaining 51.4% to liquidity and traditional financing products.

Derivative transactions are concentrated on counterparties with high credit ratings and, therefore, 68.4% of the risk exposure is to counterparties with a credit rating of A- or above. In 2009 the total exposure arising from these transactions in terms of credit risk equivalent was €38,704 million.
Distribution of OTC-derivative credit risk exposure by counterparty rating

RATING	%
AAA	4.6%
AA	12.6%
A	51.2%
BBB	21.3%
BB	5.3%
B	2.2%
Other	2.8%
The distribution of the credit risk exposure arising from derivatives, by counterparty, is as follows: 52% to banks, 37% to large corporations and 5% to SMEs.
With respect to the geographical distribution of the risk exposure, 15% is to Spanish counterparties, 21% to UK counterparties (operations performed mainly by Abbey) and 28% to other European countries, 10% to the United States and 20% to Latin America.
Credit derivative transactions
Santander Group uses credit derivatives to hedge credit transactions, to conduct customer business in financial markets and, to a lesser extent, as part of its trading operations. Credit derivatives represent a small portion of the Group’s operations as compared with other similar banks and are subject to strict internal controls and to sound operational risk minimization policies.
The risk inherent in these transactions is controlled using a broad set of limits such as VaR, nominal value per rating, sensitivity to spread by rating and name, sensitivity to recovery rate and sensitivity to correlation. Jump-to-default limits are also set by individual name, geographical area, sector and liquidity.
At December 31, 2009, for the Group’s trading operations, the sensitivity of credit transactions to increases of 1 basis point in spreads was €1.9 million and the average annual VaR amounted to €12.3 million.
In notional terms, the position in CDSs includes protection purchased for €83,791 million and protection sold for €73,684 million.
C. Country risk
Country risk is a credit risk component inherent in all cross-border credit transactions due to circumstances other than ordinary commercial risk. Its main elements are sovereign risk, transfer risk and other risks that can affect cross-border financial operations (war, natural disasters, balance of payments crises, etc.).
At December 31, 2009, the country risk exposure for which allowances must be recorded amounted to €444 million, €37 million of which related to intra-Group transactions. At 2008 year-end, the total regulatory country risk exposure amounted to €5,422 million. The allowance recognized in this connection at 2009 year-end amounted to €65 million, as compared with €612 million at 2008 year-end.
This decrease arose basically from the fact that transactions with Brazil are no longer considered to give rise to country risk for which provisions must be recognized. This circumstance did not entail significant changes in the level of the Group’s credit risk exposure to Brazil.

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
At December 31, 2009, the sovereign risk was distributed among Europe (58.5%), Latin America (36.9%), United States (4.1%) and other regions (0.5%). Noteworthy were the contributions from Spain (31.4%) and the United Kingdom (21.2%) in Europe and of Brazil (23.3%) and Mexico (7.0%) in Latin America. The rise in this risk with respect to the figure at 2008 year-end reflected mainly the increase in the risk exposures in the United Kingdom, Brazil, Spain, Chile and Miami and the inclusion of the risk exposures of Sovereign in the scope of consolidation, which was partially offset by the reduction arising from the exclusion of Venezuela from consolidation.
As regards Latin America as a whole, the sovereign risk exposure arose mainly from the subsidiary banks’ obligations to make certain deposits at the related central banks and from the fixed-income portfolios held as part of the structural interest rate risk management strategy. These exposures are taken in local currency and are financed out of local customer deposits, also denominated in local currency. The exposures to the sovereign risk of Latin American issuers denominated in currencies other than the official currency of the issuer country totaled €2,595 million, which accounts for 5.5% of the total sovereign risk exposure to Latin American issuers.
E. Environmental risk
The environmental risk analysis of credit transactions is one of the main features of the strategic corporate social responsibility plan. The analysis is founded on two major cornerstones:
•
The Equator Principles: an initiative of the International Finance Corporation of the World Bank. These principles constitute an international standard for the analysis of the social and environmental implications of project finance transactions. The adoption of these principles involves the commitment to assess the social and environmental risks of projects financed in developing countries, using a sequential methodology. For this purpose, a questionnaire must be completed for all project finance transactions. This questionnaire has been designed to determine the sensitivity of the related transactions to social and environmental issues and their degree of compliance with the principles.

•
The VIDA tool: implemented since 2004, the main aim of this tool is to assess the environmental risk of both current and potential customer companies, using a system that classifies each of the companies into one of seven categories, depending on the degree of environmental risk incurred. In 2009, 38,510 companies in Spain were assessed using this tool.

4.	MARKET RISK

4.1	Activities subject to market risk
The measurement, control and monitoring of the market risk area comprises all operations in which net worth risk is assumed. This risk arises from changes in the risk factors1 —interest rate, exchange rate, equities, credit spread, commodity prices and the volatility thereof— and from the liquidity risk of the various products and markets in which the Group operates.

[1]
Unlike in 2008, in 2009 two new factors are treated separately: the credit spread (previously included partially in interest rate) and commodity prices (previously included in equities, with a very low weight with respect to other factors).

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
Each of these activities is measured and analyzed using different tools in order to reflect their risk profiles as accurately as possible.
4.2	Methodologies
Trading
The standard methodology applied to trading activities by Santander Group in 2009 was value at risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed. Specifically, the Group uses a time window of two years or 520 daily data obtained retrospectively from the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported is the higher of these two figures.
VaR is not the only measure. It is used because it is easy to calculate and because it provides a good reference of the level of risk incurred by the Group. However, other measures are simultaneously being taken to enable the Group to exercise greater risk control in all the markets in which it operates.
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

Also, the market risk area, in accordance with the principle of independence of the business units, monitors daily the positions of each unit and the global positions, through an exhaustive control of changes in the portfolios, the aim being to detect possible incidents and correct them immediately. The daily preparation of an income statement is an excellent risk indicator, insofar as it allows us to identify the impact of changes in financial variables on the portfolios.
Lastly, due to their atypical nature, derivatives and credit management activities are controlled daily using specific measures. In the case of derivatives, a control is conducted of sensitivities to fluctuations in the price of the underlying (delta and gamma), in volatility (vega) and in time (theta). For credit management activities, measures such as sensitivity to spread, jump-to-default and risk concentrations by rating level are reviewed systematically.
With respect to the credit risk inherent in the trading portfolios, and in keeping with the recommendations made by the Basel Committee on Banking Supervision and with current regulations, an additional measure is calculated, the incremental default risk (IDR), in order to cover the default risk which is not properly captured in the VaR, through the variation of the related credit spreads. The instruments subject to control are basically fixed-income government and corporate bonds, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). The method used to calculate the IDR, which in essence is similar to that applied to the credit risk on non-trading positions, is based on direct measurements on the loss distribution tails at the appropriate percentile (99.9%). The Monte Carlo methodology is used and one million simulations are applied.
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
a)	Interest rate gap of assets and liabilities
The interest rate gap analysis focuses on the mismatches between the interest reset periods of on-balance-sheet assets and liabilities and of off-balance-sheet items. This analysis facilitates a basic snapshot of the balance sheet structure and enables concentrations of interest rate risk in the various maturity buckets to be detected. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the entity’s net interest margin and market value of equity.
The flows of all the on- and off-balance-sheet aggregates must be broken down and placed at the point of repricing or maturity. The duration and sensitivity of aggregates that do not have a contractual maturity date are analyzed and estimated using an internal model.
b)	Net interest margin (NIM) sensitivity
The sensitivity of the net interest margin measures the change in the expected interest income for a specific period (twelve months) given a shift in the yield curve.
The sensitivity of the net interest margin is calculated by simulating the margin both for a scenario of changes in the yield curve and for the current scenario, the sensitivity being the difference between the two margins so calculated.

c)	Market value of equity (MVE) sensitivity
The sensitivity of the market value of equity is a complementary measure to the sensitivity of the net interest margin.
This sensitivity measures the interest rate risk implicit in the market value of equity based on the effect of changes in interest rates on the present values of financial assets and liabilities.
d)	Value at risk (VaR)
The value at risk for balance sheet aggregates and investment portfolios is calculated by applying the same standard as that used for trading: historical simulation with a confidence level of 99% and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed.
e)	Scenario analysis
Two interest rate performance scenarios are established: maximum volatility and sudden crisis. These scenarios are applied to the activities under analysis, thus obtaining the impact on the market value of equity and the net interest margin projections for the year.
Liquidity risk
Liquidity risk is associated with the Group’s ability to fund its commitments at reasonable market prices and to carry out its business plans with stable sources of funding. The Group permanently monitors maximum gap profiles.
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
Cumulative net liquidity is defined as the 30-day cumulative gap obtained from the modified liquidity gap. The modified contractual liquidity gap is calculated on the basis of the contractual liquidity gap, and places liquid assets at the point of settlement or transfer rather than at the point of maturity.

Additionally, other ratios or measures relating to the structural liquidity position are used:
•	Loans to net assets

•	Customer deposits, insurance and medium/long-term financing to loans

•	Customer deposits, insurance and medium/long-term financing, equity and other liabilities to total loans and fixed assets

•	Short-term funding to net liabilities
c)	Scenario analysis/Contingency plan
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
Since a crisis can occur locally or globally, each local unit must prepare a contingency funding plan. Each local unit must inform headquarters of its contingency plan at least every six months so that it can be reviewed and updated. However, these plans must be updated more frequently if market conditions make this advisable.
Lastly, Santander Group is actively involved in the process initiated by the Basel Committee to strengthen the liquidity of financial institutions2, through two channels: on the one hand, by participating in the impact analysis of the regulatory changes proposed — basically the introduction of two new ratios: liquidity coverage ratio (LCR) and net stable funding ratio (NSFR) — and, on the other, by being present at the various forums created to discuss and make suggestions on the issue (European Banking Federation, etc.), in both cases in close cooperation with the Bank of Spain.
Structural foreign currency risk / Hedges of results / Structural equities risk
These activities are monitored by measuring positions, VaR and results.
Complementary measures
Calibration and test measures
Back-testing consists of performing a comparative analysis between VaR estimates and daily clean results (i.e. profit or loss on the portfolios at the end of the preceding day valued at following-day prices). The aim of these tests is to verify and provide a measure of the accuracy of the models used to calculate VaR.
Back-testing analyses performed at Santander Group comply, at the very least, with the BIS recommendations regarding the verification of the internal systems used to measure and manage financial risks. Additionally, Santander Group also conducts hypothesis tests: excess tests, normality tests, Spearman’s rank correlation, average excess measures, etc.
The assessment models are regularly calibrated and tested by a specialized unit.
Coordination with other areas
Joint efforts are made daily with other areas to mitigate operational risk. This coordination work comprises mainly the reconciliation of positions, risks and results.

[2]	International framework for liquidity risk measurement, standards and monitoring (Basel Committee on Banking Supervision, Consultative Document, December 2009)

4.3.	Control system

A.	Limit setting
The limit setting process is performed together with the budgeting activity and is the tool used to establish the assets and liabilities of each business activity. Limit setting is a dynamic process that responds to the level of risk appetite considered acceptable by senior management.
Objectives of the limits structure
The limits structure requires a process to be performed that pursues, inter alia, the following objectives:
•	To identify and delimit, in an efficient and comprehensive manner, the main types of financial risk incurred, so that they are consistent with business management and the defined strategy.

•	To quantify and communicate to the business areas the risk levels and profile deemed acceptable by senior management so as to avoid undesired risks.

•
To give flexibility to the business areas for the efficient and timely assumption of financial risks, depending on market changes, and for the implementation of the business strategies, provided that the acceptable levels of risk are not exceeded.

•	To allow business makers to assume risks which, although prudent, are sufficient to obtain the budgeted results.

•
To delimit the range of products and underlyings with which each treasury unit can operate, taking into account features such as assessment model and systems, liquidity of the instruments involved, etc.

4.4.	Risks and results in 2009

A.	Trading
Changes in VaR in 2009
The average VaR of the Group’s market trading operations in 2009, at €30.2 million, was lower than that for 2008, reflecting the rise in global financial market volatility as a result of the collapse of Lehman Brothers, rather than an increase in the level of risk assumed. Also, in comparison with other similar financial groups, the Group’s trading risk profile can be classified as low. The dynamic management of this profile enables the Group to change its strategy in order to capitalize on the opportunities offered by an environment of uncertainty.
B.	Balance sheet management[3]

B1. Interest rate risk
Convertible currencies
At 2009 year-end, the sensitivity of the net interest margin at one year to parallel increases of 100 basis points was concentrated on the euro yield curve (€209.7 million), the Parent bank being the main contributor, and on the sterling yield curve (negative by GBP 34.1 million). The sensitivity of the margin for other convertible currencies is scantly material.
Also at 2009 year-end, the equity value sensitivity to parallel increases of 100 basis points in the euro yield curve was €743.4 million and was mostly concentrated on the Parent bank. With respect to the sterling curve, the sensitivity was GBP 11.2 million.
The inclusion of Sovereign in the scope of consolidation in 2009 had no significant impact on the sensitivities of the dollar yield curve.
In the current environment of low interest rates, the Bank’s sensitivity to rate increases, in terms of net interest margin and equity value, is slightly positive.

[3]	Includes the total balance sheet, except for financial assets and liabilities held for trading.

Latin America
Quantitative risk analysis
The interest rate risk in balance sheet management portfolios in Latin America, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 b.p. in the yield curve, remained at low levels throughout 2009, fluctuating within a narrow band and reaching a high of €96 million in September. Measured in terms of equity value sensitivity, it fluctuated within a wider range, between €250 million and €750 million, showing an increase in the second half of the year, mainly as a result of the portfolio purchases in Brazil to hedge the on-balance sheet interest rate risk.
At 2009 year-end, the risk consumption for the region, measured in terms of 100 b.p. sensitivity of the MVE, stood at €704 million (December 2008: €430 million), while the net interest margin risk at one year, measured in terms of 100 b.p. sensitivity of this margin, was €64 million (December 2008: €27 million).
Geographical distribution
Net interest margin sensitivity
For Latin America taken as a whole, the consumption at December 2009 was €64 million (sensitivity of the net interest margin at one year to increases of 100 basis points). Over 80% of the risk is concentrated in three countries: Brazil, Chile and Mexico.
Market value of equity sensitivity
For Latin America taken as a whole, the consumption at December 2009 was €704 million (sensitivity of the market value of equity to a parallel increase of 100 basis points in interest rates). Over 90% of the market value of equity risk is concentrated in three countries: Brazil, Chile and Mexico.
B2. Structural credit risk management
The aim of structural credit risk management is to reduce, through the sale of assets, the concentrations that arise naturally as a result of commercial activity. These sales are offset by the acquisition of other assets which permit diversification of the loan portfolio as a whole. The financial management area analyses these strategies and submits management proposals to the ALCO with a view to optimizing credit risk exposure and contributing to the creation of value.
In 2009:
•
Assets amounting to €16 billion were securitized. In view of the difficulties experienced by the securitization market since August 2007, all the issues were retained by the Group’s various units. These securitization transactions increase the Group’s liquidity position since they can be discounted at central banks.

•	AAA asset-backed bonds issued by Group companies were repurchased in the secondary market (€2 billion).

B3. Funding and liquidity risk management
The Group’s liquidity management framework and the liquidity position at 2009 year-end are described below.
1. Liquidity management framework
Liquidity management is based on three basic pillars:
A) Organizational governance and board model — a sound governance model that ensures the participation of senior management and of the board in the decision-making process, thus facilitating integration with the Group’s global strategy.
B) Management — adapted to the liquidity needs of each business, in accordance with the decentralized organizational model.
C) Balance sheet analysis and liquidity risk measurement — thorough analysis of the balance sheet and of the changes therein in order to support decision-making.
A.	Organizational and governance model
Decisions relating to all structural risks are made through local ALCO committees, in coordination with the markets committee, which is the senior decision-making body responsible for coordinating all the global decisions affecting liquidity risk measurement, management and control.
The markets committee is presided over by the Entity’s chairman and consists of the second deputy chairman and managing director, the third deputy chairman (who, in turn is ultimately responsible for the Group’s risk management), the finance executive vice president and risk executive vice president and the heads of the business and analysis units.
The management and control functions for structural risks, including liquidity risk, are performed by the financial management and global market risk areas, respectively, which provide support to the ALCOs by submitting management analyses and proposals and controlling compliance with the limits set.
In keeping with best governance practices, the Group establishes a clear division between the implementation of the financial management strategy (for which the financial management area is responsible) and its monitoring and control (which is the responsibility of the market risk area).
B.	Management
Structural liquidity management seeks to finance the Group’s recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.
Funding and liquidity management is based on the following principles:
• Broad base of highly stable customer deposits: more than 90% are retail customer deposits captured by the various commercial units in the Group’s main markets.
• Financing of stable on-balance-sheet liquidity needs (commercial gap or difference between lending and deposits) through medium- and long-term issues, establishing a surplus of structural financing in order to cope with possible adverse situations.
• Diversification of funding sources to reduce concentration risk with respect to:
• Instruments/investors
• Markets/currencies
• Terms
• Strict control of short-term funding needs, in keeping with the Group’s policy of minimizing the raising of short-term financing.

• Autonomy and responsibility of subsidiaries in the management of liquidity, with no structural support from the parent.
In practice, based on the aforementioned principles, the liquidity management performed by the Group consists of the following:
• Preparation of a liquidity plan each year on the basis of the funding needs arising from the budgets of each business and the methodology described in section B. Based on these liquidity requirements and taking into account certain prudential limits on the raising of short-term market financing, financial management establishes an issue and securitization plan for the year.
• Year-round monitoring of the actual changes in the balance sheet and in the financing requirements, which results in the relevant updates of the plan.
• Maintaining an active presence in a broad and diversified set of funding markets. In particular, the Group has 8 major independent issuer units which avoid any dependence on a specific market and endow it with significant issuance capabilities in the various markets.
• Supported by the foregoing, the Group has an adequate structure of medium- and long-term issues, well diversified by product (senior, subordinate, preference, mortgage-backed bonds, securitizations), with a conservative average term (4.5 years at 2009 year-end).
• All this translates into a moderate need for short-term wholesale financing at Group level which represented only 5% of net liabilities in 2009, as compared with 7% in 2008.
Subsidiaries have a high degree of autonomy in their liquidity management, in keeping with Santander Group’s decentralized funding model. Specifically, each subsidiary must budget its liquidity requirements and assess its own ability to raise funding in the wholesale markets so that it can establish the issue and securitization plan in cooperation with the parent.
Only in the case of Santander Consumer Finance, the parent (Banco Santander S.A.) provides the required liquidity, always at market prices considering the financing term and the rating of the liquidity taker.
C.	Balance sheet analysis and liquidity risk measurement
Funding and liquidity decision-making is based on a thorough understanding of the Group’s current situation (environment, strategy, balance sheet and liquidity position), of the future liquidity needs of the businesses (liquidity projection) and of the accessibility and situation of the funding sources in wholesale markets.
Its aim is to ensure that the Group maintains optimum liquidity levels to cover its short- and long-term funding requirements, optimizing the impact of the funding cost on the income statement.
This requires the monitoring of the balance sheet structure, the preparation of short- and medium-term liquidity projections and the establishment of basic measures, consistent with those described in the following section.
Simultaneously, various scenario analyses are conducted considering the additional liquidity needs that could arise if certain extreme but plausible events occur. These events might have a varying effect on the various balance sheet items and/or funding sources (extent of roll-over of wholesale financing, run-off of deposits, impairment of liquid assets,...), due either to the global market conditions or to the Group’s specific situation.
All this enables the Group to respond to a broad-range of potential adverse situations and to implement early, if necessary, the related contingency plans.
2. Current liquidity position
The Group maintains an excellent structural liquidity position and has the ability to cope with further stress market conditions, as reflected by the following factors:
A) Robust balance sheet
B) Funding dynamics

A.	Robust balance sheet
The balance sheet at 2009 year-end had a sound structure consistent with the Group’s commercial nature. The loan portfolio, which accounted for 79% of net assets, was fully funded by customer deposits and medium- and long-term financing. Similarly, structural liquidity needs, i.e. loans and fixed assets, were also fully funded by structural funds (deposits, medium- and long-term financing and equity).
As regards wholesale market funding, the Group’s structure is based mainly on medium- and long-term instruments, which in aggregate account for 81% of total wholesale market funding.
Short-term funding is a residual portion of the structure (5% of total liabilities) and is amply covered by liquid assets. Noteworthy in this connection is the fact that the parent bank, the unit with the highest liquidity requirements, comfortably meets the liquidity horizon recommendations made by the CEBS (Committee of European Banking Supervisors).
Finally, it should be noted that the Bank has ample capacity to call on central banks to obtain immediate liquidity. At 2009 year-end, total eligible assets available for discounting at the various central banks to which the Group has access through its subsidiaries amounted to more than €100 billion.
B.	Funding dynamics
Developments in 2009 enabled Santander to continue to improve its structural liquidity position based on two management levers, which proved highly effective in the current environment of economic downturn.
As a first lever, the Group was able to significantly increase its customer deposit base: by more than €170 billion from the beginning of the crisis in June 2007 (+52%).
This increase was driven by two factors. On the one hand, the effort made to capture new deposits through the commercial networks, which was fostered by the customers’ confidence in the Group’s liquidity and capital adequacy. On the other, growth was also fuelled by the acquisitions made in recent years, specifically the assets from ABN Amro (basically Banco Real in Brazil and Uruguay), Alliance & Leicester, the deposits of Bradford & Bingley and Sovereign. Overall, these additions significantly increased the Group’s stable deposit base and improved its funding ratios.
The second lever is the high capacity to access wholesale funding markets, as was clearly demonstrated in the worst times of the financial crisis, when Santander took a leading role in the “opening” of certain markets to other domestic issuers.
C.	Structural foreign currency risk/hedges of results
Structural foreign currency risk arises from the Group’s operations in foreign currencies, and relates mainly to long-term investments, and the results and hedges of those investments.
Foreign currency risk is managed dynamically in order to limit the impact on capital of currency depreciations and optimize the financial cost of hedges.
The Group’s general policy for managing the foreign currency risk on long-term investments is to finance these investments in the currency in which they are denominated, provided that the market is sufficiently deep and the cost is justified by the expected currency depreciation. Also, hedges are arranged on an as-needed basis when it is considered that a local currency may weaken against the euro considerably faster than it is being discounted in the market.
At 2009 year-end, the largest long-term exposures (with their potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the Mexican peso and the Chilean peso. The Group hedges a portion of these long-term exposures through foreign exchange derivatives.
Additionally, the financial management division at consolidated level is responsible for managing the foreign currency risk inherent in the expected results and dividends of the Group at the units whose base currency is not the euro.

D.	Structured financing operations
Santander Group’s ordinary operations are subject to low exposure and are diversified by product type, sector and number of transactions. The committed exposure at 2009 year-end amounted to €13,983 million relating to 422 transactions. The breakdown is as follows: €8,138 million (296 transactions) in project finance operations; €3,712 million (39 transactions) in acquisition finance operations; and the remainder in LBOs and other modalities (87 transactions). No writedowns of the investment portfolio, in addition to the credit loss allowances amounting to €79 million, are considered necessary. No significant leveraged buy-outs (LBOs) were carried out in 2009. Overall, the Group’s exposure in structured financing operations, resulting from its ordinary business transactions, decreased by 28.7% with respect to 2008 year-end.
A structured operations portfolio is also held as a result of the integration of the UK Alliance & Leicester group in 2008. This is a diversified portfolio consisting entirely of specialized lending transactions. The committed exposure at 2009 year-end amounted to GBP 5,872 million (€6,621 million) relating to 258 transactions. This exposure was reduced by 20.1% with respect to 2008 year-end.
Additionally, it should be noted that a partial securitization of the Group’s project finance portfolio amounting to €308 million, extendable to €850 million within two years, was formally executed in December 2009. This transaction releases regulatory capital as a result of the reduction in the related risk assets.
E.	Exposures related to complex structured assets
Santander Group continued to have highly limited exposure to complex structured instruments or vehicles, reflecting a management culture in which prudent risk management is one of the main identifying features. Specifically, at 2009 year-end, the Group had:
•
CDOs/CLOs: exposure amounting to €637 million, mainly as a result of the integration of the Alliance & Leicester portfolio in 2008. 56% of this portfolio was rated AAA and 85% had a rating of A or above.

•	Non-Agency CMOs and pass-throughs with alt-A4 mortgage underlying: exposure of €730 million at 2009 year-end.

•
Hedge funds: the total exposure was not material (€549 million at 2009 year-end) and consisted largely of the financing provided to these funds (€342 million), the remainder being direct portfolio investment. This exposure involved low levels of loan-to-value risk -around 50% (collateral of €1,095 million at year-end). The risk exposure to this type of counterparty is analyzed on a case-by-case basis, and the percentages of collateral are established according to the features and assets of each fund. Exposure decreased significantly -by 52%-with respect to the previous year.

•
Conduits: the only exposure resulted from the acquisition of Alliance&Leicester, which gave rise to the integration of a conduit, with assets amounting to €657 million at 2009 year-end, of which 42% had an AAA rating and 83% a rating of A or above.

•
Monolines: Santander’s exposure to monoline insurers amounted to €396 million in December 2009[5], and related mainly to indirect exposure, totaling €191 million, by virtue of the guarantee provided by entities of this kind for various traditional financing or securitization transactions. The exposure was to double-default risk in this case. The primary underlyings had high credit ratings, mostly “AA”. The small remainder was direct exposure (e.g. through the purchase of a credit default swap to protect it against the risk of default of these insurance companies).

Overall, it can be asserted that the exposure to these instruments arising from the Group’s ordinary operations has decreased. The only increases are due to the integration of exposures at entities acquired by the Group, such as Alliance&Leicester or Sovereign (in 2008 and 2009, respectively). All these exposures were known at the time of the purchase and adequate provisions were recognized.

[4]
Alternative A-paper: mortgages arising in the US market which, for various reasons, are deemed to have an intermediate level of risk, between prime and subprime mortgages (not all the required information is available, loan-to-value levels above standard levels, etc.).

[5]
The guarantees provided by monoline insurers in US Municipal Bonds are not treated as exposure. As a result of the purchase of Sovereign Bank, the Group included a portfolio of US municipal bonds amounting to €1,260 million.

Santander’s policy for the approval of new transactions in these products continues to be very prudent and conservative, and is subject to strict supervision by the Group’s senior management. Before approval is given for a new transaction, product or underlying, the risk division checks:
•	whether there is an adequate valuation model (mark-to-market, mark-to-model or mark-to-liquidity) to monitor the value of each exposure.

•	whether the inputs enabling application of this valuation model are observable in the market.
Provided the two aforementioned conditions are met, the risk division ascertains:
•	the availability of adequate systems duly adapted for the calculation and daily monitoring of the results, positions and risks of the new transactions envisaged.

•	the degree of liquidity of the product or underlying, with a view to arranging the related hedge on a timely basis.
4.5.	Internal model
The Bank of Spain approved the use of the internal market risk model for the calculation of regulatory capital at 2008 year-end. Although this approval was initially effective for the parent’s trading activities, the Group intends to progressively extend the approval to its other units.
Following this approval, the regulatory capital of the trading activities for the above-mentioned scope has since been calculated using advanced approaches, applying as a fundamental measure the VaR calculated by the market risk area and, additionally, capturing an incremental charge for default risk (incremental default risk).
The Group cooperates closely with the Bank of Spain to make further progress in the scope of application of the internal model (at geographical and operational levels) and in the impact analysis of possible future changes, in line with the consultative documents issued by the Basel Committee in December 2009 to strengthen the capital of financial institutions6.
5.	OPERATIONAL RISK
Definition and objectives
Santander Group defines operational risk as “the risk of loss resulting from inadequate or failed internal processes, human resources or systems or from external events”. Unlike other risks, this is a risk that is not associated with products or businesses, which is found in processes and/or assets and is generated internally (people, systems, processes) or as a result of external risks, such as natural disasters.
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
For the purpose of calculating regulatory capital for operational risk, Santander Group decided to opt initially for the standardized approach provided for under Basel II standards. The Group is assessing the most appropriate time to shift to advanced measurement approaches (AMA) taking into account, however, that: a) the short-term priority in operational risk management is focused on mitigation; and b) most of the regulatory requirements established for use of the AMA must be incorporated in the standardized approach and, at the present time, these requirements have already been included in the operational risk management approach used by Santander Group.

[6]	Strengthening the resilience of the banking sector and International framework for liquidity risk measurement, standards and monitoring

Management model
The organizational model for risk management and control is the result of the adaptation to the new Basel II environment implemented by the Group, which establishes three levels of control:
•	First level: control functions performed by the Group’s units

•	Second level: functions performed by the corporate areas

•	Third level: integrated control functions performed by the risk division — integrated risk control and internal risk validation area (CIVIR, using the Spanish acronym).
Operational risk management and control are conducted by the technology and operations division. Within this division, the corporate technology and operational risk area, created in 2008, is responsible for the definition of policies and methodology and for the management and control of technology and operational risks. The implementation, integration and local adaptation of the policies and guidelines established by the area are entrusted to the local operational risk officers identified in each unit.
This operational risk management structure is based on the knowledge and experience of the executives and professionals of the various Group units, with particular importance being attached to the role of the local operational risk officers.
The technology and operational risk management model includes the following phases:
•	Identification of the operational risk inherent in all the Bank’s activities, products, processes and systems.

•	Objective and continued measurement and assessment of operational risk, consistent with the industry and regulatory standards (Basel II, Bank of Spain,...), and setting of risk appetite limits.

•	Continuous monitoring of operational risk exposures in order to detect unassumed levels of risk, implement control procedures, improve internal awareness and mitigate losses.

•	Establishment of mitigation measures to eliminate or minimize operational risk.

•
Generation of periodic reports on the exposure to operational risk and the level of control for senior management and the Group’s areas/units, and reporting to the market and the regulatory authorities.

•
Definition and implementation of systems enabling the Group to monitor and control operational risk exposures. These systems are integrated into the Group’s daily management, using the current technology and maximizing the automation of applications.

•	Definition and documentation of operational risk management policies and implementation of the related methodologies consistent with current regulations and best practices.
The benefits of Santander Group’s operational risk management model are as follows:
•	Integrated and effective management of operational risk (identification, measurement / assessment, control / mitigation and information).

•	Improved knowledge of actual and potential operational risks and better assignment to business and support lines.

•	The information on operational risk helps improve processes and controls and reduce losses and income volatility.
Model implementation: global initiatives and results
The corporate function for operational risk management and control was created in 2001 and has been operating since then. The main duties and activities performed and global initiatives adopted by this function are summarized as follows:
•	Designation of head coordinators and creation of operational risk departments.

•	Training and experience sharing: communication of best practices within the Group.

•	Fostering of mitigation plans: control of both the implementation of corrective measures and projects under development.
Since 2008 the corporate function has strengthened technology risk management and fostered the following aspects, inter alia:
•	Security of information systems.

•	Promotion of contingency and business continuity plans.

•
Management of technology risk (risk associated with the use of technology -development and maintenance of applications, design, implementation and maintenance of technology platforms, production of computer processes, etc.).

Analysis and monitoring of controls in market operations
In view of the specific features and complexity of financial markets, the Group considers it necessary to steadily strengthen the operational control of its financial market activities, thus bolstering the highly stringent and conservative risk and operational principles already applied on a regular basis by Santander Group.
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
The role of insurance in operational risk management
Santander Group considers insurance as a key factor in operational risk management. Since 2004 the operational risk area has worked closely with the insurance area in Santander Group in all activities leading to improvements in the two areas. Some notable examples are as follows:
•	Cooperation in the presentation of Santander Group’s operational risk management and control model to insurers and reinsurers.

•
Analysis and follow-up of the recommendations and suggestions for improving operational risks made by insurance companies, through previous audits performed by specialized companies, and of the subsequent implementation thereof.

•	Sharing of the information generated in the two areas in order to strengthen the quality of error bases and the cover of insurance policies for the various operational risks.

•	Close cooperation between local operational risk officers and local insurance coordinators in order to enhance operational risk mitigation.

•	Regular meetings to report on specific activities, statements of position and projects in the two areas.

•	Active participation of the two areas in the global insurance sourcing desk, the highest technical body in the Group responsible for the definition of insurance coverage and arrangement strategies.
6.	REPUTATIONAL RISK
Santander Group defines reputational risk as the risk associated with the perception of the Bank held by the various internal and external stakeholders with which it is related as a result of its business activities, which may have an adverse impact on results, capital or business expectations. This risk includes legal, economic, financial, ethical, social and environmental aspects.
As part of its supervisory function, the board is responsible for defining the Group’s risk policy and the assessment of reputational risk is entrusted to the risk committee, in its capacity as the body responsible for global risk management at the Group.
Various Group governance structures are involved in the management of reputational risk, depending on the sources thereof. Thus, the audit and compliance committee provides support to the board in this connection and supervises compliance with the Group’s code of conduct in securities markets, the manuals and procedures for the prevention of money laundering and, in general, the Bank’s governance and compliance rules, and makes any required proposals for improvement.
This section addresses the reputational risk that may arise from an inadequate sale of products or an improper provision of services by the Group.

Corporate project for the marketing of products and services
As part of the new corporate framework of the compliance function, a corporate marketing project was launched in 2009 which will further reinforce (i) marketing policies, (ii) procedures for product authorization and monitoring, and (iii) systems and processes, all with special emphasis on the customer view.
i) Marketing policies
The product and service marketing policies encompass all the marketing phases at corporate level (approval, pre-sale, sale and post-sale).
ii) Governing bodies
The global new products committee (CGNP, using the Spanish acronym) -whose activities in 2009 are summarized below— was reinforced and its name was changed to the corporate marketing committee (CCC, using the Spanish acronym). This committee has the powers to approve and monitor products, once they have been marketed.
A global consultative committee (CGC, using the Spanish acronym) was created, consisting of area representatives who provide an insight to risks, regulations and markets. The CGC may recommend the review of products affected by market changes, impaired creditworthiness (country, sectors or companies) or changes in the Group’s market perception at medium and long term.
In 2009 the reputational risk management office became operational. The purpose of this office is to provide the relevant governing bodies with the appropriate information enabling them: (i) to conduct an appropriate analysis of risk in the approval phase, with a twofold focus: impact on the Bank and impact on customers; and (ii) to monitor products over their life cycle.
In the first three months of operations, the reputational risk management office monitored certain types of product, such as derivatives, investment insurance or funds with a certain level of risk or complexity.
iii) Systems and processes
The improvement of systems and processes will facilitate the adaptation of certain marketing processes to the new commercial policies and will also enable automated, remote compliance monitoring.
The global new products committee and the procedures manual for the sale of financial products in 2009
Global new products committee (CGNP)
In 2009 the committee held 15 meetings, at which a total of 170 products or product families were analyzed.
In 2009 the areas that were represented on the CGNP, chaired by the general secretary, were as follows: tax advisory, legal advisory, customer care, internal audit, commercial banking, global corporate banking, CIVIR/integrated risk control, compliance, the controller’s unit, global business technology and operations, ECB technology and operations, global wholesale banking risks management, corporate risks and IFIs, credit risk, market risks, risks — systems, solvency risk, corporate technology and operational risk, Santander private banking, technology, global treasury, universities and, lastly, the unit proposing the new product or a representative of the local new products committee.
Before a new product or service is launched, the areas represented on the CGNP, together, if required, with other independent experts, conduct an exhaustive analysis of all the matters involved and express their opinion as to whether the product or service should be marketed.
On the basis of the documentation received, the CGNP, after checking that all requirements for the approval of the new product or service have been met and considering the risk guidelines established by the risk committee, either approves, rejects or sets conditions for the proposed new product or service.

The CGNP pays particular attention to the suitability of the new product or service for the environment in which it is to be marketed, placing particular emphasis on ensuring that:
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
Procedures manual for the sale of financial products
This manual, which has been used at Banco Santander since 2004 in the retail sale of financial products in Spain, is applied to investment services for financial products, including: fixed-income or equity securities or other financial instruments, money market instruments, shares or units in collective investment undertakings, traded and OTC derivatives and atypical financial contracts. Nevertheless, the CGNP may opt to include other financial products within the scope of the procedures manual, as was the case with structured deposits, savings and investment insurance, and pension plans.
In 2009, 115 products subject to this manual were submitted for approval. Of these products, 38 were new products submitted to the CGNP and 77 were existing products submitted to the office for the manual (a specific body which was created to oversee implementation of the manual and forms part of the corporate compliance area).
7.	COMPLIANCE WITH THE NEW REGULATORY FRAMEWORK
Santander Group has assumed from the outset a firm commitment to the principles underlying the Basel II regulations. The Basel II framework allows entities to make internal estimates of the regulatory capital required to ensure their capital adequacy when faced by events caused by various types of risk. As a result of this commitment, Santander Group has devoted all the human and material resources required for the successful performance of the Basel II implementation plan. For this purpose, a Basel II team was created in the past, consisting of qualified professionals from the Group’s different areas: the controller’s unit, risks, technology and operations, financial management and internal audit. Santander Group senior management participates actively in monitoring progress in the implementation of Basel II at corporate level and fosters the measures required to extend the new culture and its implications across the organization. In the case of credit and market risks, the implementation of Basel II entails the recognition, for regulatory capital purposes, of the internal models that have been used for management purposes.
Santander Group intends to adopt, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its banks, until the percentage of net exposure of the loan portfolio covered by this approach is close to 100%. Accordingly, Santander Group continued in 2009 with the project for the progressive implementation of the technology platforms and methodological developments required for the roll-out of the AIRB approaches for regulatory capital calculation purposes at the remaining Group units.
Santander Group has obtained authorization from the supervisory authorities to use advanced approaches for the calculation of regulatory capital requirements for credit risk for the parent and the main subsidiaries in Spain, the United Kingdom and Portugal, which represents almost two thirds of its total exposure at 2009 year-end. From now on, the Group’s Basel II implementation strategy will focus on the main entities in the Americas and on consumer banking in Europe.
Given the medium-low risk profile characterizing Santander’s business activities, strongly focused on commercial banking (corporations, SMEs and individuals), the authorization granted by the Bank of Spain enabled the Group, based on its actual risk profile, to optimize the capital requirements under the so-called Pillar 1. Similarly, the significant diversification of the Group’s risk and business profiles enabled it to offset the additional capital requirements arising from the Internal Capital Adequacy Assessment Process (treated under Pillar 2), which takes into account the impact of risks not addressed under Pillar 1 and the benefits arising from the diversification among risks, businesses and geographical locations.

As regards the other risks explicitly addressed under Pillar 1 of Basel II, Santander Group was authorized to use its internal model for market risk with respect to the treasury area’s trading activities in Madrid and, as for credit risk, it has submitted a roll-out plan for the other units to the Bank of Spain.
As far as operational risk is concerned, the Group has decided, for the time being, to use the standardized approach for regulatory capital calculation purposes and is considering the possibility of adopting AMA approaches in the medium term.
Pillar 2 is another significant line of action under the Basel II corporate framework. In 2009 Santander Group worked on the implementation in the corporate economic capital model of the improvements proposed as a result of reviews conducted on the corporate economic capital model by an international team of CEBS supervisors at the end of 2008 and by the internal audit and internal validation teams.
Additionally, the methodology of the economic capital model was consolidated and utilization of the technology platform supporting Pillar 1 was completed. This will enable the Group to use an integrated and robust information system for the units with internal models authorized under Pillar 1, which will cover regulatory capital and economic capital requirements.
Internal validation of risk models
Internal validation is a pre-requisite for the supervisory validation process. A fully-independent specialized unit of the Entity obtains a technical opinion on the adequacy of the internal models for the intended internal or regulatory purposes, and concludes on their usefulness and effectiveness.
In addition to complying with the regulatory requirement, the internal validation function provides essential support to the risk committee and the local risk committees in the performance of their duties to authorize the use of the models (for management and regulatory purposes) and to review them regularly.
Internal model validation at Santander Group encompasses credit risk models, market risk models, financial asset pricing models and the economic capital model. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the quality of the data the models provide, on which their effective operation relies, and, in general, all the relevant aspects of risk management (controls, reporting, uses, involvement of senior management, etc.).
The internal validation function is located, at corporate level, within the integrated risk control and internal risk validation area (CIVIR) and reports directly to the third deputy chairman of the Group and to the chairman of the risk committee. This function is performed at a global and corporate level in order to ensure uniformity of application, and is implemented through three regional centres located in Madrid, London and Sao Paulo. From a functional and hierarchical standpoint, these centres are fully accountable to the corporate centre, thus ensuring consistency in the performance of their activities. This system facilitates the application of a corporate methodology that is supported by a set of tools developed internally by Santander Group which provide a robust corporate framework for application at all the Group’s units and which automate certain verifications to ensure efficient reviews.
It should be noted that Santander Group’s corporate internal validation framework is fully consistent with the internal validation standards for advanced approaches issued by the Bank of Spain. Accordingly, the Group maintains the segregation of functions between internal validation and internal audit, which, in its role as the last layer of control at the Group, is responsible for reviewing the methodology, tools and work performed by internal validation and for giving its opinion on the degree of effective independence.

8.	ECONOMIC CAPITAL
The concept of economic capital has traditionally been contrasted with that of regulatory capital, the latter being the capital required by capital adequacy regulations. The new Basel II capital framework has without doubt brought the two concepts closer together. While Pillar 1 determines the minimum regulatory capital requirements, Pillar 2 quantifies, through economic capital, the Group’s overall capital adequacy.
The Group’s economic capital model enables it to quantify the consolidated risk profile taking into account all the significant risks of the business, as well as the diversification effect inherent in a multi-national, multi-business group such as Santander. The Group used this model to prepare its internal capital adequacy assessment report in accordance with Bank of Spain regulations within the framework of Pillar 2 of Basel II.
The concept of diversification is fundamental to the proper measurement of the risk profile of a group with global operations. Although it is an intuitive concept that has been a part of risk management since the very beginnings of the banking business, diversification can also be explained in terms of the imperfect correlation between the various risks, which means that the largest loss events do not occur simultaneously in all portfolios or for all types of risk. Consequently, the sum of the economic capital of the various portfolios and types of risk, taken separately, is higher than the Group’s total economic capital. In other words, the risk borne by the Group as a whole is less than the risk arising from the sum of its various components considered separately.
Additionally, the economic capital measurement and aggregation model also considers the concentration risk for wholesale portfolios (large corporations, banks and sovereigns), in terms of both the size of their exposure and their sectoral or geographical concentration. Any geographical or product concentration in retail portfolios is captured through the application of an appropriate correlation model.
Analysis of the global risk profile
The distribution of the economic capital among the main business areas reflects the diversified nature of the Group’s activity and risk. This diversification increased in 2009 following the acquisition of Sovereign in the US, which accounts for 5% of the Group’s capital.
Continental Europe and Latin America each account for approximately one third of total risk, and the United Kingdom 8%, while the corporate financial management and holdings area, which assumes the risk stemming from exposure to structural foreign currency risk (risk arising from holding investments in foreign subsidiaries denominated in currencies other than the euro) and most of the equity investments, represents 19%.
At December 31, 2009, the Group’s total economic capital, including the portion relating to minority interests, amounted to €43,045 million.
The Group’s geographical diversification, understood as the difference between the sum of the capital of each individual business unit and the Group’s total diversified capital, stood at 21.6%.
Additionally, the main purpose of the Group’s capital planning is to obtain future economic and regulatory capital projections so as to assess the adequacy of capital in various scenarios. For each scenario, capital planning incorporates the Entity’s profit forecasts, in keeping with its strategic targets (organic and inorganic growth, pay-out ratio, etc.) and with economic developments, and simulating stress situations, and identifies possible capital management strategies enabling the Group to optimize the Bank’s capital adequacy and the return on capital.

RORAC and value creation
Santander Group has used RORAC methodology in its credit risk management since 1993, with the following objectives:
•
Calculation of economic capital requirement and of the return thereon for the Group’s business units and for business segments, portfolios or customers, in order to facilitate an optimal allocation of economic capital.

•	Budgeting of capital requirement and RORAC of the Group’s business units and inclusion thereof in their compensation plans.

•	Analysis and setting of prices in the decision-making process for transactions (loan approval) and customers (monitoring).
The RORAC methodology facilitates the comparison, on a consistent basis, of the performance of transactions, customers, portfolios and businesses, and identifies those which achieve a risk-adjusted return higher than the Group’s cost of capital, thus aligning risk management and business management with the aim of maximizing value creation, which is the ultimate objective of Group senior management.
The Group periodically assesses the level and evolution of the value creation (VC) and return on risk-adjusted capital (RORAC) of its main business units. The VC is the profit generated over and above the cost of the economic capital (EC) used, and is calculated using the following formula:
VC = Profit – (average EC x cost of capital)
The profit used is obtained by making the required adjustments to accounting profit in order to reflect only each unit’s recurring profit or loss from its business activity.
The minimum rate of return on capital that a transaction should achieve is determined by the cost of capital, which is the minimum remuneration required by shareholders. In order to objectively calculate this rate, the premium that shareholders demand for investing in the Group is added to the risk-free return. This premium depends essentially on the degree of volatility of the market price of the Santander share in relation to the market trend. The cost of capital for 2009 applied to the various Group units was 12.03%.
If a transaction or portfolio yields a positive return, it will be contributing to the Group’s profit, although it will not actually create shareholder value unless this return exceeds the cost of capital.
The Group’s return on risk-adjusted capital (RORAC) amply exceeded the estimated cost of capital for 2009, standing at 21.6%. Value creation, i.e. economic profit less the cost of capital used to obtain it, amounted to €4,180 million.

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
The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

CONSOLIDATED BALANCE SHEET

	Thousands of Euros
	2009	2008	2007
Assets
Cash and due from banks	28,231,681	41,131,292	25,341,083
Interest earning deposits in other banks	29,288,269	43,553,958	16,766,716
Securities purchased under agreements to resell	21,288,275	19,391,367	26,147,541
Trading account assets	172,867,988	177,451,940	183,629,876
Banks	22,714,580	13,998,287	19,159,632
Loans	17,885,911	9,537,868	31,726,104
Derivatives	59,856,413	95,815,309	46,726,118
Debt securities	57,285,731	49,050,280	73,403,234
Equity securities	15,125,353	9,050,196	12,614,788
Investment securities	101,579,834	66,572,866	46,017,246
Available-for-sale	101,579,834	66,572,866	46,017,246
Net Loans and leases	653,348,725	607,424,343	528,318,209
Loans and leases, net of unearned income	671,184,116	619,890,400	537,013,413
Less-Allowance for loan losses	(17,835,391)	(12,466,057)	(8,695,204)
Premises and equipment, net	11,499,449	11,953,856	9,272,962
Investment in affiliated companies	164,473	1,323,452	15,689,127
Other assets	89,904,613	78,381,486	59,206,661
Intangible Assets	2,778,358	1,787,068	2,202,334
Goodwill in consolidation	22,865,056	18,836,199	13,830,708
Accrual Accounts	2,259,262	1,952,843	1,749,193
Hedge derivatives	7,833,850	9,698,132	3,063,169
Others	54,168,087	46,107,244	38,361,257

Total assets	1,108,173,307	1,047,184,560	910,389,421

Liabilities
Deposits	554,133,789	468,641,990	371,573,338
Non interest deposits	5,393,916	4,608,242	4,507,057
Interest bearing	548,739,873	464,033,748	367,066,281
Demand deposits	142,483,882	99,670,268	91,576,243
Savings deposits	127,940,647	115,673,794	90,727,525
Time deposits	278,315,344	248,689,686	184,762,513
Certificates of deposit	—	—	—
Short-term debt	124,189,724	125,291,176	131,774,426
Long-term debt	220,089,591	233,516,879	237,120,341
Other liabilities	135,889,561	159,733,023	112,363,165
Taxes Payable	7,003,945	5,768,665	6,156,365
Accounts Payable	7,859,466	8,738,047	7,656,262
Accrual Accounts	5,502,958	4,669,160	4,050,992
Pension Allowance	8,272,533	8,751,128	9,294,198
Stock borrowing liabilities	—	—	—
Derivatives	63,903,701	95,125,044	52,937,798
Liabilities under insurance contracts	16,916,446	16,849,511	13,033,617
Other Provisions	6,904,055	6,538,142	4,751,151
Short securities positions	5,139,730	3,035,231	5,613,234
Others	14,386,727	10,258,095	8,869,548

Total liabilities	1,034,302,665	987,183,068	852,831,270

Minority interest	5,204,058	2,414,606	2,358,269

Stockholders’ equity
Capital stock	4,114,413	3,997,030	3,127,148
Additional paid-in-capital	29,305,257	28,103,802	20,370,128
Other additional capital	(2,326,272)	(3,114,636)	(1,537,999)
Current year earnings	8,942,538	8,876,414	9,060,258
Other reserves	28,630,648	19,724,276	24,180,347

Total stockholders’ equity	68,666,584	57,586,886	55,199,882

Total liabilities and Stockholders’ equity	1,108,173,307	1,047,184,560	910,389,421

The Group has issued Mortgage backed securities, called Cédulas Hipotecarias. These securities issued pursuant the Mortgage Market law amount as a maximum 90% of the amount of the mortgage loans assigned as guarantee of them. As of December 31, 2009, 2008 and 2007, the amount of Mortgage backed securities was €55,032 million, €48,682 million and €48,017 million, respectively.
Additionally, as of December 31, 2009, 2008 and 2007, the investment debt securities assigned to certain Group or third-party commitments amounted to €39,661 million, €25,161 million and €16,866 million, respectively.

CONSOLIDATED STATEMENTS OF INCOME

	Thousands of Euros
	2009	2008	2007
Interest income:
Interest and fees on loans and leases	42,707,534	42,574,139	35,615,053
Interest on deposits in other banks	3,362,476	5,561,810	3,336,520
Interest on securities purchased under agreements to resell	1,155,892	1,788,147	1,952,621
Interest on investment securities	6,285,097	5,567,274	5,004,275
Dividends	5,350	92,017	145,323

Total interest income	53,516,349	55,583,387	46,053,792

Interest expenses:
Interest on deposits	(15,852,047)	(18,814,100)	(14,356,301)
Interest on short-term borrowings	(2,929,118)	(5,437,822)	(4,924,638)
Interest on long-term debt	(6,561,801)	(12,174,778)	(10,864,167)

Total interest expense	(25,342,966)	(36,426,700)	(30,145,106)

Interest income / (Charges)	28,173,383	19,156,687	15,908,686
Provision for credit losses	(11,010,021)	(5,909,252)	(3,426,746)

Interest income / (Charges) after provision for credit losses	17,163,362	13,247,435	12,481,940

Non interest income:
Commissions and fees from fiduciary activities	1,219,658	1,618,479	1,984,910
Commissions and fees from securities activities, net	774,296	704,525	970,639
Fees and commissions from insurance activities	8,858,253	9,977,441	6,791,619
Other Fees and commissions, net	5,122,333	4,079,182	3,453,834
Gains (losses) from:
Affiliated companies’ securities	1,521,863	3,791,479	307,789
Investment securities	4,551,719	(6,767,774)	792,727
Foreign exchange, derivatives and other, net	(811,761)	7,757,144	1,168,599
Sale of premises	37,279	887,931	1,798,669
Income from non financial entities	381,653	591,177	775,644
Gains on sale of non-current assets / liabilities held for sale not classified as discontinued operations	414,802	36,419	—
Other income	485,908	558,812	1,769,689

Total non interest income	22,556,003	23,234,815	19,814,119

Non interest expense:
Salaries and employee benefits	(9,176,648)	(7,774,565)	(7,261,755)
Occupancy expense of premises, depreciation and maintenance, net	(2,254,891)	(1,665,057)	(1,462,414)
General and administrative expenses	(4,889,737)	(3,771,527)	(3,489,649)
Impairment of goodwill	(2,631)	(72,726)	(599,989)
Impairment / amortization of intangible assets	(854,757)	(1,566,414)	(1,200,173)
Impairment of tangible assets	(1,503,048)	(111,114)	(74,522)
Provisions for specific allowances	(1,444,074)	(1,034,102)	(458,649)
Payments to Deposit Guarantee Fund	(317,708)	(179,023)	(144,988)
Insurance claims	(7,604,807)	(8,472,523)	(5,601,487)
Expenses of non financial entities	(244,083)	(489,283)	(622,280)
Losses on sale of non-current assets / liabilities held for sale not classified as discontinued operations	(289,617)	(75,184)	—
Other expenses	(549,564)	(421,407)	(409,659)

Total non interest expense	(29,131,565)	(25,632,925)	(21,325,565)
Income before income taxes	10,587,800	10,849,325	10,970,494
Income tax expense	(1,206,610)	(1,836,052)	(2,322,107)
Net consolidated income for the year	9,381,190	9,013,273	8,648,387
Net income attributed to minority interest	466,083	447,662	484,351
Income from discontinued operation, net of taxes	27,431	310,803	896,222
NET INCOME ATTRIBUTED TO THE GROUP	8,942,538	8,876,414	9,060,258

Following are the summarized balance sheets of Banco Santander, S.A. as of December 31, 2009, 2008 and 2007.

CONDENSED BALANCE SHEETS (Parent company only)	2009	2008	2007
	(Thousands of Euros)

Assets
Cash and due from banks	70,922,607	78,827,627	52,548,200
Trading account assets	57,262,358	79,641,722	51,349,204
Investment securities	34,033,734	16,061,930	17,074,175
Net Loans and leases	174,645,173	183,754,083	163,903,007
Investment in affiliated companies	67,430,284	62,232,929	59,256,377
Premises and equipment, net	1,338,600	728,588	714,212
Other assets	10,436,136	13,943,826	18,543,369

Total assets	416,068,892	435,190,705	363,388,544

Liabilities
Deposits	236,833,251	213,464,786	173,660,916
Short-term debt	13,597,783	34,337,021	35,077,018
Long-term debt	59,884,683	57,769,675	57,005,977
Other liabilities	59,571,695	84,257,494	59,762,058

Total liabilities	369,887,412	389,828,976	325,505,969

Stockholders’ equity
Capital stock	4,114,413	3,997,030	3,127,148
Retained earnings and other reserves	42,067,067	41,364,699	34,755,427

Total stockholders’ equity	46,181,480	45,361,729	37,882,575

Total liabilities and Stockholders’ equity	416,068,892	435,190,705	363,388,544

Following are the summarized statements of income of Banco Santander, S.A. for the years ended December 31, 2009, 2008 and 2007.

CONDENSED STATEMENTS OF INCOME (Parent company only)	2009	2008	2007
	(Thousands of Euros)

Interest income
Interest from earning assets	11,410,345	15,233,869	11,766,647
Dividends from affiliated companies	2,456,785	4,541,565	2,863,829

	13,867,130	19,775,434	14,630,476
Interest expense	(7,117,004)	(13,318,953)	(10,028,500)

Interest income / (Charges)	6,750,126	6,456,481	4,601,976
Provision for credit losses	(331,241)	(1,387,505)	(288,386)

Interest income / (Charges) after provision for credit losses	6,418,885	5,068,976	4,313,590
Non interest income:	1,483,843	4,369,576	2,996,666
Non interest expense:	(3,688,492)	(4,555,202)	(3,231,707)

Income before income taxes	4,214,236	4,883,350	4,078,549
Income tax expense	(63,423)	(57,132)	(8,302)

Net income	4,150,813	4,826,218	4,070,247

Following are the summarized cash flow statements of Banco Santander, S.A. for the years ended December 31, 2009, 2008 and 2007.

CONDENSED CASH FLOW STATEMENTS (Parent company only)	2009	2008	2007
	(Thousands of Euros)

1. Cash flows from operating activities
Consolidated profit	4,150,813	4,826,218	4,070,247
Adjustments to profit	1,305,971	2,895,285	164,914
Net increase/decrease in operating assets	(12,900,811)	63,231,280	49,949,432
Net increase/decrease in operating liabilities	(26,129,154)	61,252,781	56,657,110
Reimbusements/payments of income tax	254,105	57,132	8,302
Total net cash flows from operating activities (1)	(7,517,454)	5,800,136	10,951,141

2. Cash flows from investing activities
Investments (-)	(3,641,824)	(3,686,280)	(22,068,312)
Divestments (+)	2,026,980	524,116	3,438,200
Total net cash flows from investment activities (2)	(1,614,844)	(3,162,164)	(18,630,112)

3. Cash flows from financing activities
Disposal of own equity instruments	32,345	—	21,640
Acquisition of own equity instruments	(61,059)	(61,471)	—
Issuance of debt securities	1,945,877	200,039	13,132,494
Dividends paid	(4,386,550)	(4,243,021)	(3,456,731)
Issuance/Redemption of equity instruments	—	7,020,677	—
Other collections/payments related to financing activities	(438,283)	1,162,017	7,560,549
Total net cash flows from financing activities (3)	(2,907,670)	4,078,241	17,257,952

4. Effect of exchange rate changes on cash and cash equivalents (4)	112,740	(468,668)	445,697

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	(11,927,228)	6,247,545	10,024,676
Cash and cash equivalents at beginning of period	18,554,099	12,306,554	2,281,878
Cash and cash equivalents at end of period	6,626,871	18,554,099	12,306,554

55.2	Preference Shares and Preferred Securities
The following table shows the balance of the preference shares and preferred securities as of December 31, 2009, 2008 and 2007:

	2009	2008	2007
	(Thousands of Euros)

Preference shares	430,152	1,051,272	522,558
Preferred securities	7,315,291	7,621,575	7,261,382

Total at year-end	7,745,443	8,672,847	7,783,940

Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost – Subordinated Liabilities” caption in the consolidated balance sheet as of December 31, 2009, 2008 and 2007.
Preference Shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties except for the shares of Abbey amounting to GBP 160.6 million, are redeemable at the discretion of the issuer, based on the conditions of the issuer. None of these issues are convertible into Bank shares or granted privileges or right which, in certain circumstances, make them convertibles into shares.
This category includes non-cumulative preferred non-voting shares issued by Banesto Holdings, Abbey National plc, Alliance & Leicester plc and Santander Holding USA, Inc.
For the purposes of payment priority, Preferred Securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.
This category includes non-cumulative preferred non-voting securities issued by Santander Finance Capital, S.A. (Unipersonal), Santander Finance Preferred, S.A. (Unipersonal), and Santander International Preferred, S.A. (Sociedad Unipersonal), guaranteed by the Bank. It also includes non-cumulative preferred non-voting securities issued by Banesto Preferentes, S.A, Banco Español de Crédito, S.A., Santander PR Capital Trust and Abbey Group.
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

	Outstanding at December 31, 2009
		Amount in
Preference Shares		currency
Issuer/Date of issue	Currency	(million)	Interest rate		Redemption Option (1)

Banesto Holding, Ltd, December 1992	US Dollar	77.3	10.500%		June 30, 2012
Abbey National plc, October 1995	Pounds Sterling	80.3	10.375%		No option
Abbey National plc, February 1996	Pounds Sterling	80.3	10.375%		No option
Alliance & Leicester plc, March 2004	Pounds Sterling	21.1	5.827%		March 22, 2016
Alliance & Leicester plc, May 2006	Pounds Sterling	21.1	6.222	%(2)	May 24, 2019
Santander Holding USA, Inc, August 2000	US Dollar	147.9	12.000%		May 16, 2020
Santander Holding USA, Inc, May 2006	US Dollar	73.7	7.300%		May 15, 2011

	Outstanding at December 31, 2009
		Amount in
Preferred Securities		currency
Issuer/Date of issue	Currency	(million)	Interest rate	Maturity date

Banesto Group
Banco Español de Crédito, October 2004	Euro	110.8	€CMS 10 + 0.125%	Perpetuity
Banco Español de Crédito (1), November 2004	Euro	161.3	5.5%	Perpetuity
Banco Español de Crédito, June 2009	Euro	497.5	6.0%	Perpetuity

Santander Finance Capital, S.A. (Unipersonal)
April 2005	Euro	1,000	Euribor (3M) + 0.1%	Perpetuity
March 2009	US Dollar	18.2	2.0%	Perpetuity
March 2009	US Dollar	25.0	2.0%	Perpetuity
March 2009	Euro	313.8	2.0%	Perpetuity
March 2009	Euro	153.7	2.0%	Perpetuity
June 2009	Euro	1,965.6	Euribor (3M) + 2.2%	Perpetuity

Santander Finance Preferred, S.A. (Unipersonal)
March 2004	US Dollar	89.3	6.41%	Perpetuity
September 2004	Euro	174.38	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum	Perpetuity
October 2004	Euro	165.1	5.75%	Perpetuity
November 2006	US Dollar	161.8	6.80%	Perpetuity
January 2007	US Dollar	109.5	6.50%	Perpetuity
March 2007	US Dollar	210.4	US3M + 0.52%	Perpetuity
July 2007	Pounds Sterling	9.0	7.01%	Perpetuity
July 2009	Pounds Sterling	679.4	Libor (3M) + 7.66%	Perpetuity
July 2009	Euro	125.7	Euribor (3M) + 7.66%	Perpetuity
September 2009	US Dollar	161.6	USD Libor (3M) + 7.67%	Perpetuity
September 2009	US Dollar	825.1	10.50%	Perpetuity

Santander International Preferred S.A. (Sociedad Unipersonal)
March 2009	US Dollar	981.0	2.00%	Perpetuity
March 2009	Euro	8.6	2.00%	Perpetuity

Abbey Group
Abbey National Capital Trust I, February 2000	US Dollar	621.2	Fixed to 8.963% until June 30, 2030, and from this date, 2.825% + Libor USD (3M)	Perpetuity
Abbey National Plc, February 2001(3)	Pounds Sterling	104.8	7.037%	Perpetuity
Abbey National Plc, August 2002	Pounds Sterling	15.9	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M)	Perpetuity

Santander PR Capital Trust I
February 2006	US Dollar	125	6.750%	July 2036

(1)	From these date the issuer can redeem the shares, subject to prior authorization by the national supervisor.

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

In accordance with Reg. S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, Santander Finance Capital, S.A. (Unipersonal), Santander Finance Preferred, S.A. (Unipersonal) and Santander International Preferred, S.A. (Unipersonal) - issuers of registered preferred securities guaranteed by Banco Santander, S.A. — do not file the financial statements required for a registrant by Regulation S-X as:
•
Santander Finance Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. who fully and unconditionally guarantees the preferred securities (Series 1, 4, 5, 6, 10 and 11 are listed in the United States). No other subsidiary of the Bank guarantees such securities.

•
Santander Finance Capital, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.

•
Santander International Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.

The condensed financial statements of Santander Finance Capital, S.A. (Unipersonal), Santander Finance Preferred, S.A. (Unipersonal) and Santander International Preferred, S.A. (Sociedad Unipersonal) for the years ended December 31, 2009 and 2008 are the following:
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
Balance sheets

	Thousands of Euros
SANTANDER FINANCE CAPITAL, S.A. (UNIPERSONAL)	2009	2008
Assets:
Cash	22,965	56,490
Deposits with Parent Bank	3,442,226	3,214,769
Accrual accounts	11,201	27,756
Other assets		—

Total Assets	3,476,392	3,299,015

Liabilities and stockholders’ equity:

LIABILITIES:
Public entities	4,409	1,567
Accrual accounts	10,043	26,153
Non-commercial debts	—	—
Commercial debts	74	40
Debts with Group companies	69	18
Provisions for taxes	—	—
Preferred securities	3,461,648	3,270,842

Total Liabilities	3,476,243	3,298,620
STOCKHOLDERS’ EQUITY:
Capital stock	151	151
Retained earnings	243	123
Net income	(245)	121

Total Stockholders’ Equity	149	395

Total Liabilities and Stockholders’ Equity	3,476,392	3,299,015

Statement of income

	Thousands of Euros
SANTANDER FINANCE CAPITAL, S.A. (UNIPERSONAL)	2009	2008

Interest income	118,253	175,020
Interest expenses	(118,236)	(174,770)
Non interest expenses	(262)	(77)
Corporate income tax	—	(52)

Net income / (loss)	(245)	121

Statement of changes in stockholders’ equity

					Total
			Retained		Stockholders’
	Capital stock		Earnings	Net income	Equity
Changes in Stockholders’	Common
Equity	Shares	Thousands of Euros
Balance at January 1, 2008	1,505	151	70	53	274

2007 Income allocation	—	—	53
Net income 2008	—	—	—	121	121

Balance at December 31, 2008	1,505	151	123	121	395

2008 Income allocation	—	—	120	(121)	(1)
Net income 2009	—	—	—	(245)	(245)

Balance at December 31, 2009	1,505	151	243	(245)	149

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
Preferred Securities

		Thousands of
Issuances	Issue Date	Euros at 12/31/09

Series V	04/12/2005	1,000,000
Series VI	03/18/2009	12,622
Series VII	03/18/2009	17,336
Series VIII	03/18/2009	313,745
Series IX	03/18/2009	153,700
Series X	06/30/2009	1,965,616

Total		3,463,019

Issuances expenses
Series V		(1,100)
Series VI		(4)
Series VII		(27)
Series VIII		(103)
Series IX		(50)
Series X		(87)

Total		(1,371)

Total		3,461,648

•	Series I: on October 3, 2003, Santander Finance Capital, S.A. (Unipersonal) issued 18,000,000 preference securities, at €25 par value. On April 7, 2009 the company redeemed the whole series.

•	Series II: on February 18, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 16,000,000 preference securities, at €25 par value. On March 31, 2009 the company redeemed the whole series.

•	Series III: on July 30, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 30,000,000 preference securities, at €25 par value. On August 17, 2009 the company redeemed the whole series.

•	Series IV: on September 30, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 27,200,000 preference securities, at €25 par value. On August 17, 2009 the company redeemed the whole series.

•	Series V: on April 12, 2005, Santander Finance Capital, S.A. (Unipersonal) issued 40,000,000 preference securities, at €25 par value.

•	Series VI: on March 18, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 12,122 preference securities, at €1,500 par value.

•	Series VII: on March 18, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 333 preference securities, at €75,000 par value.

•	Series VIII: on March 18, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 313,745 preference securities, at €1,000 par value.

•	Series IX: on March 18, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 3,074 preference securities, at €50,000 par value.

•	Series X: on June 30, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 78,624,629 preference securities, at €25 par value.

•	These issues are perpetual and can be redeemable at the option of the issuer, subject to the consent of the Bank of Spain, in whole or in part, at any time after five years from the issue date.

•	All the issues of Santander Finance Capital, S.A. (Unipersonal) are guaranteed by Banco Santander, S.A.
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
Balance sheets

	Thousands of Euros
SANTANDER FINANCE PREFERRED, S.A. (UNIPERSONAL)	2009	2008
Assets:
Cash	24,917	16,086
Deposits with Parent Bank	3,626,360	1,912,206
Accrual accounts	69,304	26,735

Total Assets	3,720,581	1,955,027

Liabilities and stockholders’ equity:

LIABILITIES:
Public entities	254	153
Accrual accounts	69,017	23,485
Commercial debts	25	36
Non-commercial debts	—	—
Deferred income	—	863
Debts with group companies	928,206	9
Provisions for taxes	—	—
Preferred securities	2,720,256	1,928,990

Total Liabilities	3,717,758	1,953,536

STOCKHOLDERS’ EQUITY:
Capital stock	151	151
Retained earnings	1,340	2,084
Net income	1,332	(744)

Total Stockholders’ Equity	2,823	1,491

Total Liabilities and Stockholders’ Equity	3,720,581	1,955,027

Statement of income

	Thousands of Euros
SANTANDER FINANCE PREFERRED, S.A. (UNIPERSONAL)	2009	2008

Interest income	182,125	123,313
Interest expenses	(179,748)	(122,172)
Non interest income	—	—
Non interest expensive	(1,042)	(1,885)
Corporate income tax	(3)	—

Net income / (loss)	1,332	(744)

Statement of changes in stockholders’ equity

					Total
			Retained		Stockholders’
	Capital stock		Earnings	Net income	Equity
Changes in Stockholders’	Common
Equity	Shares	Thousands of Euros
Balance at January 1, 2008	1,505	151	421	1,663	2,235

2007 Income allocation	—	—	1,663	(1,663)	—
Net income 2008	—	—	—	(744)	(744)

Balance at December 31, 2008	1,505	151	2,084	(744)	1,491

2008 Income allocation	—	—	(744)	744	—
Net income 2009	—	—	—	1,332	1,332

Balance at December 31, 2009	1,505	151	1,340	1,332	2,823

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
Preferred Securities

		Thousands of
	Issue Date	Euros at 12/31/09

Issuances
Series 1- $190,000	03/11/2004	131,889
Series 2- €300,000	09/30/2004	300,000
Series 3- €200,000	10/08/2004	200,000
Series 4- $500,000	11/21/2006	347,078
Series 5- $600,000	31/01/2007	416,493
Series 6- $350,000	05/03/2007	242,954
Series 7- £250,000	07/10/2007	281,500
Series 8- £679,400	07/27/2009	765,004
Series 9- €125,700	07/27/2009	125,700
Series 10- $825,110	09/29/2009	572,754
Series 11- $161,587	09/29/2009	112,166

		3,495,538

Issuances expenses
Series 1	—	—
Series 2	—	—
Series 3	—	—
Series 4	—	(2.988)
Series 5	—	(3.792)
Series 6	—	(109)
Series 7	—	(45)
Series 8	—	(114)
Series 9	—	(114)
Series 10	—	(119)
Series 11	—	(119)

		(7,400)

Total		3,488,138

•	Series 1: on March 11, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 7,600,000 preferred securities, at $25 par value.

•	Series 2: on September 30, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 300,000 preferred securities, at €1,000 par value.

•	Series 3: on October 8, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 200,000 preferred securities, at €1,000 par value.

•	Series 4: on November 21, 2006 Santander Finance Preferred, S.A. (Unipersonal) issued 20,000,000 preferred securities, at €25 par value.

•	Series 5: on January 31, 2007 Santander Finance Preferred, S.A. (Unipersonal) issued 24,000,000 preferred securities, at $25 par value.

•	Series 6: on March 5, 2007 Santander Finance Preferred, S.A. (Unipersonal) issued 14,000,000 preferred securities, at $25 par value.

•	Series 7: on July 10, 2007 Santander Finance Preferred, S.A. (Unipersonal) issued 5,000 preferred securities, at £50,000 par value.

•	Series 8: on July 27, 2009, Santander Finance Preferred, S.A. (Unipersonal) issued 13,588 preferred securities, at £50,000 par value.

•	Series 9: on July 27, 2009, Santander Finance Preferred, S.A. (Unipersonal) issued 2,514 preferred securities, at €50,000 par value.

•	Series 10: on September 29, 2009, Santander Finance Preferred, S.A. (Unipersonal) issued 33,004,383 preferred securities, at $25 par value.

•	Series 11: on September 29, 2009, Santander Finance Preferred, S.A. (Unipersonal) issued 161,587 preferred securities, at $1,000 par value.

•	These issues are perpetual and can be redeemable at the option of the issuer, subject to the consent of the Bank of Spain, in whole or in part, at any time after five years from the issue date.

•	All the issues of Santander Finance Preferred, S.A. (Unipersonal) are guaranteed by Banco Santander, S.A.

•
On July 9, 2009, we published on the international markets offers to exchange issues of securities eligible to be included in capital issued by Santander and its subsidiaries. The exchange envisaged the delivery of new securities that meet the current market standards and regulatory requirements to be classified as equity at the consolidated Group level. For this purpose Santander Finance Preferred, S.A. (Unipersonal) issued Series 8, 9, 10 and 11 above.

SANTANDER INTERNATIONAL PREFERRED, S.A. (SOCIEDAD UNIPERSONAL)
Santander International Preferred, S.A. (Sociedad Unipersonal) was established in Spain on February 17, 2009.
The common stock of the company is wholly owned by Banco Santander, S.A.
Presented below are the condensed balance sheet, condensed statements of income and statements of changes in the stockholders’ equity for Santander International Preferred, S.A. (Sociedad Unipersonal), prepared in conformity with IFRS.
Balance sheets

Thousands of Euros
SANTANDER INTERNATIONAL PREFERRED, S.A. (SOCIEDAD UNIPERSONAL)	2009
Assets:
Cash	225
Deposits with Parent Bank	689,271
Accrual accounts	10,904
Other current assets	4

Total Assets	700,404

Liabilities and stockholders’ equity:

LIABILITIES:
Public entities	7
Commercial debts	71
Accrual accounts	10,882
Preferred securities	689,401

Total Liabilities	700,361

STOCKHOLDERS’ EQUITY:
Capital stock	60
Net income	(17)

Total Stockholders’ Equity	43

Total Liabilities and Stockholders’ Equity	700,404

Statement of income

Thousands of Euros
SANTANDER INTERNATIONAL PREFERRED, S.A. (SOCIEDAD UNIPERSONAL)	2009
Interest income	11,078
Interest expenses	(11,066)
Non interest income	2
Non interest expensive	(31)
Corporate income tax	—

Net income / (loss)	(17)

Statement of changes in stockholders’ equity

					Total
			Retained		Stockholders’
	Capital stock		Earnings	Net income	Equity
Changes in Stockholders’	Common
Equity	Shares	Thousands of Euros
Balance at February 17, 2009	—	—	—	—	—

Capital increase	—	60	—	—	60
Net income 2009	—	—	—	(17)	(17)

Balance at December 31, 2009	602	60	—	(17)	43

At December 31, 2009, the capital stock of Santander International Preferred, S.A. (Sociedad Unipersonal) amounted to 602 shares of common stock with a €100 par value, fully subscribed and paid by Banco Santander, S.A. (wholly owner of this company).
Preferred Securities

		Thousands of
	Issue Date	Euros at 12/31/09

Issuances
Series 1 ($)	03/19/2009	680,961
Series 2 (€)	03/19/2009	8,582

		689,543

Issuances expenses		(142)

Total		689,401

•	Series 1: on March 19, 2009, Santander International Preferred, S.A. (Sociedad Unipersonal) issued 653,995 preferred securities, at $1,500 par value.

•	Series 2: on March 19, 2009, Santander International Preferred, S.A. (Sociedad Unipersonal) issued 8,582 preferred securities, at €1,000 par value.

•	These issues are perpetual and can be redeemable at the option of the issuer, subject to the consent of the Bank of Spain, in whole or in part, at any time after ten years from the issue date.

•	All the issues of Santander Finance Preferred, S.A. (Sociedad Unipersonal) are guaranteed by Banco Santander, S.A.
55.3	Acquisition of Sovereign Bancorp, Inc (“Sovereign”).
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
Under SEC Regulation S-X, Sovereign was an equity method investee significant to the Group in 2008 and thus we present below its summarized balance sheets as of December 31, 2008 and 2007 and income statements for the fiscal years ended December 31, 2008 and 2007. At December 31, 2009 Sovereign was fully consolidated in Santander Group.
On February 1, 2010 Sovereign Bancorp changed its name to Santander Holdings USA, Inc.
The financial information for 2008 and 2007 disclosed below, differs for those years from that included in our 2008 Form 20F due to reclassifications for comparative purposes reported in Sovereign’s form 10-K as of December 31, 2009. Such reclassifications bear no impact on our financial statements for any of the years 2007 and 2008.

CONSOLIDATED BALANCE SHEET — SOVEREIGN BANCORP, INC.	2008	2007
	(Thousands of euros)
Assets
Cash and amounts due from depository institutions	2,697,796	2,126,737
Investment securities available for sale	6,683,437	9,470,720
Investment securities held to maturity	—	—
Other investments	516,470	815,532
Net loans held for investment	39,117,012	38,536,772
Loans held for sale	235,203	372,094
Premises and equipment	395,308	381,993
Accrued interest receivable	180,795	238,118
Goodwill	2,465,676	2,327,455
Core deposits and other intangibles	192,909	252,779
Bank owned life insurance	1,327,648	1,218,734
Other assets	1,583,067	1,827,435
Total assets	55,395,321	57,568,369

Liabilities
Deposits and other customer accounts	34,805,327	33,907,958
Borrowings and other debt obligations	15,063,724	17,846,961
Advance payments by borrowers for taxes and insurance	66,986	56,444
Other liabilities	1,437,789	1,007,108
Total liabilities	51,373,826	52,818,471

Minority interest-preferred securities of subsidiaries	—	—

Stockholders’ Equity
Preferred stock	140,436	132,766
Common stock	5,546,289	4,276,593
Warrants and employee stock options issued	251,902	236,645
Unallocated common stock held by Employee Stock Ownership Plan	—	—
Treasury stock	(6,739)	(13,486)
Accumulated other comprehensive loss	(564,642)	(221,543)
Retained earnings	(1,345,751)	338,923
Total Stockholders’ Equity	4,021,495	4,749,898
Total Liabilities and Stockholders’ Equity	55,395,321	57,568,369

CONSOLIDATED INCOME STATEMENT — SOVEREIGN BANCORP, INC.	2008	2007
	(Thousands of euros)
Interest income	2,679,882	3,402,988
Interest expense	(1,394,001)	(2,055,868)
Provision for credit losses	(622,297)	(297,958)
Interest income / (Charges) after provision for credit losses	663,584	1,049,161
Fees and other income	434,746	387,895
Net (loss)/gain on investment securities	(994,022)	(128,888)
Non-interest income	(559,277)	259,008
General and administrative expenses	(1,013,917)	(977,037)
Other expenses	(206,312)	(1,361,408)
Income before income taxes	(1,115,922)	(1,030,277)
Income tax benefit/(provision)	(494,269)	44,179
Net income	(1,610,191)	(986,098)

Exhibit I
Subsidiaries of Banco Santander, S.A. (1)

						Millions of euros (a)
				% of				Amount of
		% of Ownership Held by the Bank		Voting		Capital and	Net Profit/Loss	Ownership
Entity	Location	Direct	Indirect	Power (k)	Line of Business	Reserves	for the Year	Interest
2 & 3 Triton Limited (m)	United Kingdom	0.00%	100.00%	100.00%	PROPERTY	125	7	12
A & L CF (Guernsey) Limited (n)	Guernsey	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF (Jersey) Limited (n)	Jersey	0.00%	100.00%	100.00%	LEASING	88	1	85
A & L CF (Jersey) No.2 Limited (n)	Jersey	0.00%	100.00%	100.00%	LEASING	93	11	89
A & L CF December (1) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	13	0	0
A & L CF December (10) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	35	0	32
A & L CF December (11) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	12	0	10
A & L CF December (2) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	1	(2)	0
A & L CF June (1) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	3	0	1
A & L CF June (2) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	1	0	0
A & L CF June (3) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	(1)	0	0
A & L CF June (4) Limited (j) (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF June (5) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF June (6) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF June (7) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF June (8) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF March (1) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	LEASING	(1)	1	0
A & L CF March (3) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF March (4) Limited (j) (d)	United Kingdom	0.00%	100.00%	100.00%	LEASING	5	0	3
A & L CF March (5) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF March (6) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF March (7) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF March (8) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF March (9) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF September (1) Limited (f)	United Kingdom	0.00%	100.00%	100.00%	LEASING	3	0	0
A & L CF September (2) Limited (f)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF September (3) Limited (f)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF September (4) Limited (f)	United Kingdom	0.00%	100.00%	100.00%	LEASING	(3)	0	0
A & L CF September (5) Limited (f)	United Kingdom	0.00%	100.00%	100.00%	LEASING	2	0	0
A & L Direct Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
A & L Insurance Services plc (j)	United Kingdom	0.00%	100.00%	100.00%	INSURANCE	0	0	0
A & L Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
A N (123) plc	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	960	16	964
Abbey Business Services (India) Private Limited (d)	India	0.00%	100.00%	100.00%	HOLDING COMPANY	1	0	0
Abbey Covered Bonds (Holdings) Limited	United Kingdom	—	(b )	—	SECURITIZATION	0	0	0
Abbey Covered Bonds (LM) Limited	United Kingdom	—	(b )	—	SECURITIZATION	0	0	0
Abbey Covered Bonds LLP	United Kingdom	—	(b )	—	SECURITIZATION	(548)	(33)	0
Abbey National (America) Holdings Inc.	United States	0.00%	100.00%	100.00%	HOLDING COMPANY	31	0	31
Abbey National (America) Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	31	0	26
Abbey National (CF Trustee) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY	0	0	0
Abbey National (Gibraltar) Limited	Gibraltar	0.00%	100.00%	100.00%	BROKER-DEALER	6	0	5
Abbey National (Holdings) Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	21	0	18
Abbey National 1986 Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	7	0	5

						Millions of euros (a)
				% of				Amount of
		% of Ownership Held by the Bank		Voting		Capital and	Net Profit/Loss	Ownership
Entity	Location	Direct	Indirect	Power (k)	Line of Business	Reserves	for the Year	Interest
Abbey National Alpha Investments (d)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	2	0	1
Abbey National American Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	291	2	285
Abbey National Baker Street Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE	4	0	4
Abbey National Beta Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	130	(1)	96
Abbey National Business Cashflow Finance Limited	United Kingdom	0.00%	100.00%	100.00%	FACTORING	6	0	5
Abbey National Business Equipment Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	1	0	6
Abbey National Business Office Equipment Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	5	0	0
Abbey National Capital LP I	United States	—	(b )	—	FINANCE	0	0	0
Abbey National Charitable Trust Limited	United Kingdom	—	(b )	—	SECURITIZATION	10	1	0
Abbey National Financial Investments 3 B.V.	Netherlands	0.00%	100.00%	100.00%	FINANCE	5	(1)	1
Abbey National Financial Investments 4 B.V.	Netherlands	0.00%	100.00%	100.00%	FINANCE	298	3	282
Abbey National General Insurance Services Limited	United Kingdom	0.00%	100.00%	100.00%	ADVISORY SERVICES	(43)	0	0
Abbey National GP (Jersey) Limited	Jersey	0.00%	100.00%	100.00%	FINANCE	0	0	0
Abbey National Group Pension Schemes Trustees Limited (d)	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY	0	0	0
Abbey National Guarantee Company	United Kingdom	0.00%	100.00%	100.00%	LEASING	4	0	3
Abbey National Homes Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	(43)	0	0
Abbey National International Limited	Jersey	0.00%	100.00%	100.00%	BANKING	293	23	168
Abbey National Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE	144	1	120
Abbey National Legacy Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	152	(6)	0
Abbey National Legacy Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	85	0	0
Abbey National Legacy Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	310	2	0
Abbey National Nominees Limited	United Kingdom	0.00%	100.00%	100.00%	BROKER-DEALER	0	0	0
Abbey National North America Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Abbey National North America LLC	United States	0.00%	100.00%	100.00%	FINANCE	1	(1)	0
Abbey National Pension (Escrow Services) Limited	United Kingdom	0.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY	7	11	0
Abbey National PEP & ISA Managers Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	45	2	12
Abbey National Personal Pensions Trustee Limited	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY	0	0	0
Abbey National plc	United Kingdom	100.00%	0.00%	100.00%	BANKING	6,642	818	14,968
Abbey National PLP (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Abbey National Property Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE	368	14	156
Abbey National Property Services Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY	(15)	0	0
Abbey National Secretariat Services Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	0	0	0
Abbey National Securities Inc.	United States	0.00%	100.00%	100.00%	BROKER-DEALER	40	0	31
Abbey National September Leasing (3) Limited (f)	United Kingdom	0.00%	100.00%	100.00%	LEASING	(9)	0	0
Abbey National Shelf Co. (4) Limited (j)	United Kingdom	0.00%	100.00%	100.00%	INACTIVE	0	0	0
Abbey National Sterling Capital plc	United Kingdom	0.00%	100.00%	100.00%	FINANCE	3	0	0
Abbey National Treasury International (IOM) Limited (j)	Isle of Man	0.00%	100.00%	100.00%	BANKING	4	0	0
Abbey National Treasury Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE	307	2	207
Abbey National Treasury Services (Transport Holdings) Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Abbey National Treasury Services Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	951	3	845
Abbey National Treasury Services Overseas Holdings	United Kingdom	0.00%	99.99%	99.99%	HOLDING COMPANY	1,389	252	1,148
Abbey National Treasury Services plc	United Kingdom	0.00%	100.00%	100.00%	BANKING	3,272	621	3,208
Abbey National UK Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE	811	15	683
Abbey Stockbrokers (Nominees) Limited	United Kingdom	0.00%	100.00%	100.00%	BROKER-DEALER	0	0	0
Abbey Stockbrokers Limited	United Kingdom	0.00%	100.00%	100.00%	BROKER-DEALER	6	0	7
ABN AMRO Administradora de Cartões de Crédito Ltda. (l)	Brazil	0.00%	0.00%	0.00%	CARDS	—	—	—

						Millions of euros (a)
				% of				Amount of
		% of Ownership Held by the Bank		Voting		Capital and	Net Profit/Loss	Ownership
Entity	Location	Direct	Indirect	Power (k)	Line of Business	Reserves	for the Year	Interest
ABN AMRO Brasil dois Participações S.A. (l)	Brazil	0.00%	0.00%	0.00%	HOLDING COMPANY	—	—	—
ABN AMRO Brasil Partipações e Investimentos S.A. (l)	Brazil	0.00%	0.00%	0.00%	HOLDING COMPANY	—	—	—
ABN AMRO Real Corretora de Câmbio e Valores Mobiliários S.A.	Brazil	0.00%	83.55%	100.00%	BROKER-DEALER	15	1	14
ABN AMRO Securities (Brasil) Corretora de Valores Mobiliários S.A.	Brazil	0.00%	83.55%	100.00%	BROKER-DEALER	25	2	21
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	100.00%	HOLDING COMPANY	541	10	156
AEH Purchasing, Ltd.	Ireland	—	(b )	—	SECURITIZATION	0	0	0
Afisa S.A.	Chile	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	7	1	3
Agencia de Seguros Santander, Ltda.	Colombia	0.00%	100.00%	100.00%	INSURANCE	1	0	2
Agrícola Tabaibal, S.A.	Spain	0.00%	66.56%	100.00%	AGRICULTURE AND LIVESTOCK	0	0	0
Agropecuaria Tapirapé S.A.	Brazil	0.00%	82.77%	99.07%	AGRICULTURE AND LIVESTOCK	3	0	0
Aguas Araucanía S.A.	Chile	0.00%	100.00%	100.00%	WATER TREATMENT AND DISTRIBUTION	54	7	32
Aguas del Altiplano S.A.	Chile	0.00%	100.00%	100.00%	WATER TREATMENT AND DISTRIBUTION	37	11	38
Aguas Magallanes S.A.	Chile	0.00%	100.00%	100.00%	WATER TREATMENT AND DISTRIBUTION	17	6	18
Aguas Nuevas S.A.	Chile	0.00%	100.00%	100.00%	HOLDING COMPANY	75	23	302
AKB Marketing Services Sp. Z.o.o.	Poland	0.00%	100.00%	100.00%	MARKETING	6	0	0
Aktúa Soluciones Financieras, S.A.	Spain	0.00%	89.72%	100.00%	FINANCIAL SERVICES	1	6	0
Alcaidesa Golf, S.L.	Spain	0.00%	44.87%	50.01%	SPORTS OPERATIONS	5	(1)	3
Alcaidesa Holding, S.A. (consolidated)	Spain	0.00%	44.87%	50.01%	PROPERTY	71	(4)	28
Alcaidesa Inmobiliaria, S.A.	Spain	0.00%	44.87%	50.01%	PROPERTY	64	(2)	15
Alcaidesa Servicios, S.A.	Spain	0.00%	44.87%	50.01%	SERVICES	9	0	4
Alce Tenedora, S.L.	Spain	99.99%	0.01%	100.00%	SECURITIES INVESTMENT	(22)	1	0
ALCF Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Aljarafe Golf, S.A.	Spain	0.00%	80.22%	89.41%	PROPERTY	14	0	1
Aljardi SGPS, Lda.	Portugal	0.00%	100.00%	100.00%	HOLDING COMPANY	1,382	4	1,148
Alliance & Leicester (Europe) Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester (Holdings) Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Alliance & Leicester (Isle of Man) Limited	United Kingdom	0.00%	100.00%	100.00%	BANKING	6	0	6
Alliance & Leicester (Jersey) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	9	0	0
Alliance & Leicester Cash Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	(23)	0	0
Alliance & Leicester Commercial Bank plc	United Kingdom	0.00%	100.00%	100.00%	FINANCE	25	0	25
Alliance & Leicester Commercial Finance (Holdings) plc	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	44	0	77
Alliance & Leicester Commercial Finance plc	United Kingdom	0.00%	100.00%	100.00%	LEASING	79	24	163
Alliance & Leicester Covered Bonds LLP	United Kingdom	—	(b )	—	SECURITIZATION	0	0	0
Alliance & Leicester Covered Bonds (LM) Limited	United Kingdom	—	(b )	—	SECURITIZATION	0	0	0
Alliance & Leicester Direct Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Employee Share Scheme Trustees Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Equity Investments (Guarantee) Limited	United Kingdom	—	(b )	—	FINANCE	0	0	0
Alliance & Leicester Estate Agents (Holdings) Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Alliance & Leicester Estate Agents (Mortgage & Finance) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Estates Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY	6	0	0
Alliance & Leicester Finance Company Limited (j) (n)	Cayman Islands	0.00%	100.00%	100.00%	FINANCE	14	(8)	0
Alliance & Leicester Financing plc (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	7	0	7
Alliance & Leicester Independent Financial Advisers Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester International Holdings Limited	Isle of Man	0.00%	100.00%	100.00%	HOLDING COMPANY	29	56	29
Alliance & Leicester International Limited	Isle of Man	0.00%	100.00%	100.00%	BANKING	204	(9)	29

						Millions of euros (a)
				% of				Amount of
		% of Ownership Held by the Bank		Voting		Capital and	Net Profit/Loss	Ownership
Entity	Location	Direct	Indirect	Power (k)	Line of Business	Reserves	for the Year	Interest
Alliance & Leicester Investment (Derivatives No 3) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	21	1	16
Alliance & Leicester Investment (Derivatives) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Investment (No 3) LLP	United Kingdom	—	(b )	—	FINANCE	24	0	0
Alliance & Leicester Investment (No 4) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	10	(1)	11
Alliance & Leicester Investments (Derivatives No.2) Limited (j) (n)	Jersey	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Investments (Jersey) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Investments (No 2) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	260	1	254
Alliance & Leicester Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	486	10	450
Alliance & Leicester LM Holdings Limited	United Kingdom	—	(b )	—	SECURITIZATION	0	0	0
Alliance & Leicester Mortgage Loans Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester North America (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Personal Finance Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	(59)	(189)	0
Alliance & Leicester plc	United Kingdom	0.00%	100.00%	100.00%	BANKING	1,345	(128)	2,210
Alliance & Leicester Print Services Limited	United Kingdom	0.00%	100.00%	100.00%	SERVICES	3	0	0
Alliance & Leicester QUEST Trustee Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Share Incentive Plan Trustee Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Share Ownership Trust Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Syndicated Loans Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Trade Services Limited (f) (j)	Hong Kong	0.00%	100.00%	100.00%	SERVICES	0	0	0
Alliance & Leicester Unit Trust Managers Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	9	0	5
Alliance Bank (U.K) Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance Bank Limited	United Kingdom	100.00%	0.00%	100.00%	FINANCE	0	0	0
Alliance Business Bank Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance Business Banking Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance Business Finance Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance Cash Solutions Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance Commercial Bank Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance Commercial Banking Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance Corporate Banking Services Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance Corporate Services Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	9	0	0
Alliance Estate Agents Limited (j)	United Kingdom	0.00%	100.00%	100.00%	PROPERTY	0	0	0
Alliance Group Public Limited Company (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance Life Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance Mutual plc (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Almacenadora Serfin, S.A. De C.V.	Mexico	0.00%	73.99%	98.71%	WAREHOUSING	1	0	1
Almacenadora Somex, S.A. De C.V.	Mexico	0.00%	72.88%	97.24%	WAREHOUSING	7	0	1
Altamira Santander Real Estate, S.A.	Spain	93.62%	6.38%	100.00%	PROPERTY	20	(425)	0
Andaluza de Inversiones, S.A.	Spain	0.00%	100.00%	100.00%	HOLDING COMPANY	44	1	27
ANDSH Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	3	0	2
ANFP (US) LLC	United States	0.00%	100.00%	100.00%	FINANCE	0	0	0
ANITCO Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Aquanima Brasil Ltda.	Brazil	0.00%	99.43%	100.00%	e-COMMERCE	0	1	0
Aquanima Chile S.A.	Chile	0.00%	99.43%	100.00%	e-COMMERCE	1	0	0
Aquanima México S. de R.L. de C.V.	Mexico	0.00%	99.43%	100.00%	e-COMMERCE	1	0	1
Aquanima S.A.	Argentina	0.00%	99.43%	100.00%	SERVICES	0	0	0
Argenline, S.A.	Uruguay	0.00%	100.00%	100.00%	FINANCE	0	0	0
Asesoría Estratega, S.C.	Mexico	0.00%	85.00%	100.00%	SERVICES	0	0	0
Aurum S.A.	Chile	0.72%	99.28%	100.00%	HOLDING COMPANY	2	3	68
Ausant Holding Gesellschaft m.b.H.	Austria	0.00%	100.00%	100.00%	HOLDING COMPANY	9	0	10

						Millions of euros (a)
				% of				Amount of
		% of Ownership Held by the Bank		Voting		Capital and	Net Profit/Loss	Ownership
Entity	Location	Direct	Indirect	Power (k)	Line of Business	Reserves	for the Year	Interest
Aviación Intercontinental, A.I.E.	Spain	99.99%	0.01%	100.00%	LEASING	16	0	16
Aviación Real, A.I.E.	Spain	99.99%	0.01%	100.00%	LEASING	7	(1)	11
Aviación Regional Cántabra, A.I.E.	Spain	73.58%	0.00%	73.58%	LEASING	29	2	22
Aviación Tritón, A.I.E.	Spain	99.99%	0.01%	100.00%	LEASING	9	0	9
Aymoré Crédito, Financiamento e Investimento S.A.	Brazil	0.00%	83.55%	100.00%	FINANCE	248	25	252
Bajondillo, S.A.	Spain	0.00%	89.72%	100.00%	PROPERTY	0	0	0
Baker Street Risk and Insurance (Guernsey) Limited (e)	Guernsey	0.00%	100.00%	100.00%	INSURANCE	14	2	2
Banbou S.A.R.L.	France	0.00%	90.00%	100.00%	HOLDING COMPANY	0	0	0
BANBY PRO S.C.I.	France	0.00%	90.00%	100.00%	PROPERTY	54	(4)	43
BANBY S.A.S.	France	0.00%	90.00%	90.00%	PROPERTY	52	(4)	47
Banco ABN AMRO Real S.A. (l)	Brazil	0.00%	0.00%	0.00%	BANKING	—	—	—
Banco Alicantino de Comercio, S.A.	Spain	0.00%	89.72%	100.00%	BANKING	9	0	8
Banco Bandepe S.A.	Brazil	0.00%	83.55%	100.00%	BANKING	1,460	139	1,131
Banco Banif, S.A.	Spain	100.00%	0.00%	100.00%	BANKING	377	35	184
Banco Comercial e de Investimento Sudameris S.A. (l)	Brazil	0.00%	0.00%	0.00%	BANKING	—	—	—
Banco de Albacete, S.A.	Spain	100.00%	0.00%	100.00%	BANKING	12	0	9
Banco de Asunción, S.A. (j)	Paraguay	0.00%	99.33%	99.33%	BANKING	1	0	33
Banco Español de Crédito, S.A.	Spain	88.65%	1.07%	89.72%	BANKING	4,619	504	1,289
Banco Madesant — Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	BANKING	1,287	52	1,159
Banco Santander — Chile	Chile	0.00%	76.74%	76.91%	BANKING	1,856	590	1,159
Banco Santander (Brasil) S.A.	Brazil	0.00%	83.55%	83.55%	BANKING	25,306	389	9,995
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	Mexico	0.00%	74.95%	99.99%	BANKING	3,164	591	1,586
Banco Santander (Panamá), S.A.	Panama	0.00%	100.00%	100.00%	BANKING	7	0	7
Banco Santander (Suisse) SA	Switzerland	0.00%	100.00%	100.00%	BANKING	480	(310)	325
Banco Santander Bahamas International Limited	Bahamas	0.00%	100.00%	100.00%	BANKING	1,233	61	785
Banco Santander Colombia, S.A.	Colombia	0.00%	97.85%	97.85%	BANKING	191	28	481
Banco Santander Consumer Portugal, S.A.	Portugal	0.00%	100.00%	100.00%	BANKING	110	10	240
Banco Santander International	United States	95.88%	4.12%	100.00%	BANKING	507	(143)	383
Banco Santander Perú S.A.	Peru	99.00%	1.00%	100.00%	BANKING	19	0	18
Banco Santander Puerto Rico	Puerto Rico	0.00%	90.59%	100.00%	BANKING	427	18	351
Banco Santander Río S.A.	Argentina	8.23%	91.07%	99.30%	BANKING	349	213	275
Banco Santander Totta, S.A.	Portugal	0.00%	99.72%	99.86%	BANKING	1,650	439	2,343
Banco Santander, S.A.	Uruguay	90.93%	9.07%	100.00%	BANKING	250	41	203
Banesto Banca Privada Gestión, S.A. S.G.I.I.C.	Spain	0.00%	89.72%	100.00%	FUND MANAGEMENT COMPANY	2	0	2
Banesto Banca Privada Inversiones SICAV, S.A.	Spain	0.00%	61.44%	68.48%	OPEN-END INVESTMENT COMPANY	8	0	3
Banesto Banco de Emisiones, S.A.	Spain	0.00%	89.72%	100.00%	BANKING	101	1	87
Banesto Bolsa, S.A., Sdad. Valores y Bolsa	Spain	0.00%	89.72%	100.00%	BROKER-DEALER	110	2	31
Banesto Financial Products, Plc.	Ireland	0.00%	89.72%	100.00%	FINANCE	0	0	0
Banesto Renting, S.A.	Spain	0.00%	89.72%	100.00%	FINANCE	10	0	2
Banesto Securities, Inc.	United States	0.00%	89.72%	100.00%	FINANCE	3	0	2
Banif Gestión, S.A., S.G.I.I.C.	Spain	0.00%	97.94%	100.00%	FUND MANAGEMENT COMPANY	25	0	15
Bansa Santander, S.A.	Chile	0.00%	100.00%	100.00%	PROPERTY	4	(1)	30
Bansamex, S.A.	Spain	50.00%	0.00%	50.00%	CARDS	5	1	1
Beacon Abstract, L.P.	United States	0.00%	70.00%	70.00%	INSURANCE	0	1	0
Bel Canto SICAV Erodiade (c)	Luxembourg	0.00%	100.00%	100.00%	OPEN-END INVESTMENT COMPANY	1	0	1
Beta Cero, S.A.	Spain	0.00%	78.95%	88.00%	FINANCE	0	0	0

						Millions of euros (a)
				% of				Amount of
		% of Ownership Held by the Bank		Voting		Capital and	Net Profit/Loss	Ownership
Entity	Location	Direct	Indirect	Power (k)	Line of Business	Reserves	for the Year	Interest
Billpay Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Bracken Securities Holdings Limited	United Kingdom	—	(b )	—	SECURITIZATION	0	0	0
Bracken Securities Option Limited	United Kingdom	—	(b )	—	SECURITIZATION	0	0	0
Bracken Securities plc	United Kingdom	—	(b )	—	SECURITIZATION	0	0	0
Bradford & Bingley International Limited	Isle of Man	0.00%	100.00%	100.00%	BANKING	242	14	236
Brazil Foreign Diversified Payment Rights Finance Company	Cayman Islands	—	(b )	—	SECURITIZATION	0	0	0
Brettwood Limited (j)	Jersey	0.00%	100.00%	100.00%	SERVICES	0	0	0
BRS Investments, S.A.	Argentina	0.00%	100.00%	100.00%	HOLDING COMPANY	24	6	77
BSN — Banco Santander de Negocios Portugal, S.A.	Portugal	0.00%	99.86%	100.00%	BANKING	84	18	28
BST International Bank, Inc.	Puerto Rico	0.00%	99.72%	100.00%	BANKING	5	16	3
CA Premier Banking Limited	United Kingdom	0.00%	100.00%	100.00%	BANKING	5	0	5
Caja de Emisiones con Garantía de Anualidades Debidas por el Estado, S.A.	Spain	0.00%	56.41%	62.87%	FINANCE	0	0	0
Cántabra de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY	53	(71)	170
Cantabric Financing LLC.	United States	—	(b )	—	SECURITIZATION	0	0	0
Cantabric Financing, Plc.	Ireland	—	(b )	—	SECURITIZATION	0	0	0
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY	187	2	140
Capital Riesgo Global, SCR de Régimen Simplificado, S.A.	Spain	91.77%	8.23%	100.00%	VENTURE CAPITAL COMPANY	532	6	482
Capital Street GP	Cayman Islands	—	(b )	—	HOLDING COMPANY	0	0	0
Capital Street LP (o)	Cayman Islands	0.00%	100.00%	100.00%	HOLDING COMPANY	15	38	0
Capital Street S.A.	Luxembourg	0.00%	100.00%	100.00%	FINANCE	(1)	0	0
Carfax (Guernsey) Limited (n)	Guernsey	0.00%	100.00%	100.00%	INSURANCE BROKERAGE	25	0	23
Carlton Park Developments Limited (j)	United Kingdom	0.00%	100.00%	100.00%	PROPERTY	0	0	0
Carlton Park Properties Limited (j)	United Kingdom	0.00%	100.00%	100.00%	PROPERTY	0	0	0
Carlton Park Property (Holdings) Limited (j)	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Carpe Diem Salud, S.L.	Spain	100.00%	0.00%	100.00%	SECURITIES INVESTMENT	0	0	0
Cartera Mobiliaria, S.A., SICAV	Spain	0.00%	80.05%	92.46%	SECURITIES INVESTMENT	617	26	224
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander	Mexico	0.00%	74.94%	99.97%	BROKER-DEALER	38	12	24
Cater Allen Holdings Limited	United Kingdom	0.00%	99.99%	100.00%	HOLDING COMPANY	119	223	97
Cater Allen International Limited	United Kingdom	0.00%	99.99%	100.00%	BROKER-DEALER	446	155	133
Cater Allen Limited	United Kingdom	0.00%	100.00%	100.00%	BANKING	245	26	251
Cater Allen Lloyd’s Holdings Limited	United Kingdom	0.00%	99.99%	100.00%	HOLDING COMPANY	(10)	0	0
Cater Allen Pensions Limited	United Kingdom	0.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY	0	0	0
Cater Allen Syndicate Management Limited	United Kingdom	0.00%	99.99%	100.00%	ADVISORY SERVICES	2	0	0
Cater Tyndall Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	32	(1)	150
Catmoll, S.L.	Spain	100.00%	0.00%	100.00%	CONCESSION HOLDER	9	0	6
Certidesa, S.L.	Spain	0.00%	100.00%	100.00%	LEASE OF AIRCRAFT	(13)	(5)	0
Chatsworth Securities (LM) Holdings Limited (j) (g)	United Kingdom	—	(b )	—	SECURITIZATION	0	0	0
Chatsworth Securities (LM) Limited (j) (g)	United Kingdom	—	(b )	—	SECURITIZATION	0	0	0
Chatsworth Securities LLP (j) (g)	United Kingdom	—	(b )	—	SECURITIZATION	0	0	0
Clínica Sear, S.A.	Spain	0.00%	45.38%	50.58%	HEALTHCARE	5	0	1
Club Zaudin Golf, S.A.	Spain	0.00%	76.30%	95.11%	SERVICES	15	0	12
Comercializadora Al-fin, S.A. de C.V.	Mexico	0.00%	85.00%	100.00%	RETAIL TRADE	0	0	0
Companhia Real de Valores Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	83.55%	100.00%	ASSET MANAGEMENT	30	3	25
Costa Canaria de Veneguera, S.A.	Spain	0.00%	66.56%	74.19%	PROPERTY	14	0	9
Crawfall, S.A.	Uruguay	100.00%	0.00%	100.00%	SERVICES	5	(8)	0
Credicenter Empreendimentos e Promoçôes Ltda. (l)	Brazil	0.00%	0.00%	0.00%	FINANCIAL SERVICES	—	—	—

						Millions of euros (a)
				% of				Amount of
		% of Ownership Held by the Bank		Voting		Capital and	Net Profit/Loss	Ownership
Entity	Location	Direct	Indirect	Power (k)	Line of Business	Reserves	for the Year	Interest
Credisol, S.A.	Uruguay	0.00%	100.00%	100.00%	CARDS	0	0	6
Crefisa, Inc.	Puerto Rico	100.00%	0.00%	100.00%	FINANCE	428	(19)	387
Cruzeiro Factoring Sociedade de Fomento Comercial Ltda. (l)	Brazil	0.00%	0.00%	0.00%	FACTORING	—	—	—
Darep Limited	Ireland	0.00%	100.00%	100.00%	REINSURANCE	5	0	4
Depósitos Portuarios, S.A.	Spain	0.00%	89.72%	100.00%	SERVICES	0	0	0
Digital Procurement Holdings N.V.	Netherlands	0.00%	99.43%	100.00%	HOLDING COMPANY	4	(1)	1
Diners Club Spain, S.A.	Spain	75.00%	0.00%	75.00%	CARDS	9	1	9
Dirección Estratega, S.C.	Mexico	0.00%	85.00%	100.00%	SERVICES	0	0	0
Drive Auto Receivables Trust 2006-1	United States	—	(b )	—	SECURITIZATION	0	0	0
Drive Auto Receivables Trust 2006-2	United States	—	(b )	—	SECURITIZATION	0	0	0
Drive Consumer GP LLC	United States	0.00%	91.50%	100.00%	INACTIVE	0	0	0
Drive Consumer LP	United States	0.00%	91.50%	100.00%	INACTIVE	25	0	25
Drive Receivables Corp. 11	United States	0.00%	91.50%	100.00%	SECURITIZATION	0	0	0
Drive Receivables Corp. 12	United States	0.00%	91.50%	100.00%	SECURITIZATION	0	0	0
Drive Residual Holdings GP LLC	United States	0.00%	91.50%	100.00%	HOLDING COMPANY	0	0	0
Drive Residual Holdings LP	United States	0.00%	91.50%	100.00%	AUXILIARY	0	0	0
Drive Trademark Holdings LP	United States	0.00%	91.50%	100.00%	AUXILIARY	0	0	0
Drive Warehouse GP LLC	United States	0.00%	91.50%	100.00%	HOLDING COMPANY	0	0	0
Drive Warehouse LP	United States	0.00%	91.50%	100.00%	AUXILIARY	136	324	0
Dudebasa, S.A.	Spain	0.00%	89.72%	100.00%	FINANCE	32	0	22
Efearvi, S.A.	Spain	0.00%	89.72%	100.00%	PROPERTY	(1)	0	0
Elerco, S.A.	Spain	0.00%	89.72%	100.00%	PROPERTY	206	(1)	192
Empresas Banesto 1, Fondo de Titulización de Activos	Spain	—	(b )	—	SECURITIZATION	0	0	0
Empresas Banesto 2, Fondo de Titulización de Activos	Spain	—	(b )	—	SECURITIZATION	0	0	0
Empresas Banesto 3, Fondo de Titulización de Activos	Spain	—	(b )	—	SECURITIZATION	0	0	0
Empresas Banesto 4, Fondo de Titulización de Activos	Spain	—	(b )	—	SECURITIZATION	0	0	0
Enernuevas S.A.	Chile	0.00%	99.90%	99.90%	ELECTRICITY	0	0	0
Euro Alliance Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Eurobank Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Eurogiro Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Evansgrove Limited (f)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Fábricas Agrupadas de Muñecas de Onil, S.A. (consolidated) (g)	Spain	0.00%	95.05%	95.05%	HOLDING COMPANY	9	(27)	0
FFB — Participaçoes e Serviços, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	HOLDING COMPANY	3,869	(202)	1,020
Fideicomiso 100740 SLPT	Mexico	0.00%	74.95%	100.00%	FINANCE	43	4	23
Fideicomiso Financiero Río Personales I	Argentina	—	(b )	—	SECURITIES	5	1	0
Fideicomiso GFSSLPT Banca Serfín, S.A.	Mexico	0.00%	74.95%	100.00%	FINANCE	40	2	19
Fideicomiso Super Letras Hipotecarias Clase I	Argentina	—	(b )	—	SECURITIES	1	0	0
Fideicomiso Super Letras Hipotecarias Clase II	Argentina	—	(b )	—	SECURITIES	3	0	0
Financiación Banesto 1, Fondo de Titulización de Activos	Spain	—	(b )	—	SECURITIZATION	0	0	0
Financiera Alcanza, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada	Mexico	0.00%	85.00%	100.00%	FINANCE	11	(11)	0
First Essex Capital Trust I	United States	0.00%	100.00%	100.00%	FINANCE	0	0	0
First National Motor Business Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
First National Motor Contracts Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
First National Motor Facilities Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
First National Motor Finance Limited	United Kingdom	0.00%	100.00%	100.00%	ADVISORY SERVICES	0	0	0
First National Motor Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
First National Motor plc	United Kingdom	0.00%	100.00%	100.00%	LEASING	(5)	5	0
First National Tricity Finance Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	206	1	115
Fomento e Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY	44	(9)	17
Fondo de Titulización de Activos Santander 1	Spain	—	(b )	—	SECURITIZATION	0	0	0

							Millions of euros (a)
					% of				Amount of
		% of Ownership Held by the Bank			Voting		Capital and	Net Profit/Loss	Ownership
Entity	Location	Direct	Indirect		Power (k)	Line of Business	Reserves	for the Year	Interest
Fondo de Titulización de Activos Santander 2	Spain	—	(b	)	—	SECURITIZATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 1	Spain	—	(b	)	—	SECURITIZATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 2	Spain	—	(b	)	—	SECURITIZATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 3	Spain	—	(b	)	—	SECURITIZATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 4	Spain	—	(b	)	—	SECURITIZATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 5	Spain	—	(b	)	—	SECURITIZATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 6	Spain	—	(b	)	—	SECURITIZATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 7	Spain	—	(b	)	—	SECURITIZATION	0	0	0
Fondo de Titulización de Activos Santander Público 1	Spain	—	(b	)	—	SECURITIZATION	0	0	0
Fondo de Titulización Santander Financiación 1	Spain	—	(b	)	—	SECURITIZATION	0	0	0
Fondo de Titulización Santander Financiación 2	Spain	—	(b	)	—	SECURITIZATION	0	0	0
Fondo de Titulización Santander Financiación 3	Spain	—	(b	)	—	SECURITIZATION	0	0	0
Fondo de Titulización Santander Financiación 4	Spain	—	(b	)	—	SECURITIZATION	0	0	0
Fondos Santander, S.A. Administradora de Fondos de Inversión	Uruguay	0.00%	100.00%		100.00%	FUND MANAGEMENT COMPANY	0	0	0
Formación Integral, S.A.	Spain	0.00%	89.72%		100.00%	TRAINING	1	0	1
Fortensky Trading, Ltd.	Ireland	0.00%	100.00%		100.00%	FINANCE	0	0	0
Fosse (Master Issuer) Holdings Limited	United Kingdom	—	(b	)	—	SECURITIZATION	0	0	0
Fosse Funding (No.1) Limited	United Kingdom	—	(b	)	—	SECURITIZATION	(84)	134	0
Fosse Master Issuer PLC	United Kingdom	—	(b	)	—	SECURITIZATION	(2)	7	0
Fosse PECOH Limited	United Kingdom	—	(b	)	—	SECURITIZATION	0	0	0
Fosse Trustee Limited	Jersey	—	(b	)	—	SECURITIZATION	0	0	0
FTA Santander Consumer Spain 09-1	Spain	—	(b	)	—	SECURITIZATION	0	0	0
FTA Santander Consumer Spain Auto 06	Spain	—	(b	)	—	SECURITIZATION	0	0	0
FTA Santander Consumer Spain Auto 08-1	Spain	—	(b	)	—	SECURITIZATION	0	0	0
FTPYME Banesto 2 Fondo de Titulización de Activos	Spain	—	(b	)	—	SECURITIZATION	0	0	0
FTPYME Santander 2 Fondo de Titulización de Activos	Spain	—	(b	)	—	SECURITIZATION	0	0	0
GE Money Services GmbH	Germany	0.00%	100.00%		100.00%	SERVICES	1	(1)	0
Geoban UK Limited	United Kingdom	0.00%	100.00%		100.00%	SERVICES	0	0	0
Geoban, S.A.	Spain	100.00%	0.00%		100.00%	SERVICES	17	0	24
Gesban México Servicios Administrativos Globales, S.A. De C.V.	Mexico	0.00%	100.00%		100.00%	SERVICES	0	0	0
Gesban Santander Servicios Profesionales Contable Limitada	Chile	0.00%	100.00%		100.00%	INTERNET	0	0	0
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%		100.00%	SERVICES	0	0	1
Gesban UK Limited	United Kingdom	0.00%	100.00%		100.00%	COLLECTION AND PAYMENT SERVICES	0	0	0
Gescoban Soluciones, S.A.	Spain	0.00%	89.72%		100.00%	FINANCE	5	1	1
Gestión de Instalaciones Fotovoltáicas, S.L., Sole-Shareholder Company	Spain	0.00%	100.00%		100.00%	ELECTRICITY	0	0	0
Gestión Industrial Hispamer, S.A.	Spain	99.99%	0.01%		100.00%	SECURITIES INVESTMENT	(37)	(7)	0
Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión, Grupo Financiero Santander	Mexico	0.00%	74.96%		100.00%	FINANCE	5	3	0
Gestora de Procesos S.A., in liquidation (j)	Peru	0.00%	100.00%		100.00%	HOLDING COMPANY	1	0	1
Gire S.A.	Argentina	0.00%	57.92%		58.33%	COLLECTION AND PAYMENT SERVICES	8	4	1
Giro Investments (Jersey) Limited (j) (n)	Jersey	0.00%	100.00%		100.00%	FINANCE	1	2	0
Giro Investments Limited (j) (n)	Cayman Islands	0.00%	100.00%		100.00%	FINANCE	0	3	0
Girobank Carlton Investments Limited	United Kingdom	0.00%	100.00%		100.00%	FINANCE	113	34	113
Girobank Investments Limited (j)	United Kingdom	0.00%	100.00%		100.00%	FINANCE	1	0	0
Girobank Limited (j)	United Kingdom	0.00%	100.00%		100.00%	FINANCE	0	0	0
Global Debt Management Services Limited (j)	United Kingdom	0.00%	100.00%		100.00%	COLLECTION AND PAYMENT SERVICES	0	0	0
Golden Bar (SECURITIZATION) S.r.l.	Italy	—	(b	)	—	SECURITIZATION	0	0	0

							Millions of euros (a)
					% of				Amount of
		% of Ownership Held by the Bank			Voting		Capital and	Net Profit/Loss	Ownership
Entity	Location	Direct	Indirect		Power (k)	Line of Business	Reserves	for the Year	Interest
Golden Bar Securitization Programme I	Italy	—	(b	)	—	SECURITIZATION	0	0	0
Golden Bar Securitization Programme II	Italy	—	(b	)	—	SECURITIZATION	0	0	0
Golden Bar Securitization Programme III	Italy	—	(b	)	—	SECURITIZATION	0	0	0
Golden Bar Securitization Programme IV	Italy	—	(b	)	—	SECURITIZATION	0	0	0
Grupo Alcanza, S.A. de C.V.	Mexico	85.00%	0.00%		85.00%	HOLDING COMPANY	12	(11)	11
Grupo Empresarial Santander, S.L.	Spain	99.11%	0.89%		100.00%	HOLDING COMPANY	3,186	255	3,770
Grupo Financiero Santander, S.A. B de C.V.	Mexico	74.75%	0.21%		74.96%	HOLDING COMPANY	3,284	625	1,789
Guaranty Car, S.A., Sole-Shareholder Company	Spain	0.00%	100.00%		100.00%	AUTOMOTIVE	3	0	1
Hansar Finance Limited	United Kingdom	0.00%	100.00%		100.00%	FINANCE	8	0	1
HBF Aluguer e Comercio de Viaturas, S.A. (j)	Portugal	0.00%	100.00%		100.00%	FULL-SERVICE LEASE	0	0	0
Hipototta No. 10 FTC	Portugal	—	(b	)	—	SECURITIZATION	0	0	0
Hipototta No 10 Plc	Ireland	—	(b	)	—	SECURITIZATION	0	0	0
Hipototta No. 1 FTC	Portugal	—	(b	)	—	SECURITIZATION	3	(1)	0
Hipototta No. 1 plc	Ireland	—	(b	)	—	SECURITIZATION	(3)	0	0
Hipototta No. 2 FTC	Portugal	—	(b	)	—	SECURITIZATION	10	(4)	0
Hipototta No. 2 plc	Ireland	—	(b	)	—	SECURITIZATION	(10)	(2)	0
Hipototta No. 3 FTC	Portugal	—	(b	)	—	SECURITIZATION	13	(7)	0
Hipototta No. 3 plc	Ireland	—	(b	)	—	SECURITIZATION	(16)	(5)	0
Hipototta No. 4 FTC	Portugal	—	(b	)	—	SECURITIZATION	12	(6)	0
Hipototta No. 4 plc	Ireland	—	(b	)	—	SECURITIZATION	(15)	(3)	0
Hipototta No. 5 FTC	Portugal	—	(b	)	—	SECURITIZATION	5	(4)	0
Hipototta No. 5 plc	Ireland	—	(b	)	—	SECURITIZATION	(6)	(2)	0
Hipototta No. 6 FTC	Portugal	—	(b	)	—	SECURITIZATION	5	(4)	0
Hipototta No. 6 plc	Ireland	—	(b	)	—	SECURITIZATION	(7)	(2)	0
Hipototta No. 7 FTC	Portugal	—	(b	)	—	SECURITIZATION	5	(3)	0
Hipototta No. 7 plc	Ireland	—	(b	)	—	SECURITIZATION	(7)	(2)	0
Hipototta No. 8 FTC	Portugal	—	(b	)	—	SECURITIZATION	3	1	0
Hipototta No. 8 plc	Ireland	—	(b	)	—	SECURITIZATION	(4)	(1)	0
Hispamer Renting, S.A.U.	Spain	0.00%	100.00%		100.00%	FULL-SERVICE LEASE	13	(1)	1
Holbah II Limited	Bahamas	0.00%	100.00%		100.00%	HOLDING COMPANY	985	1	1,243
Holbah Limited	Bahamas	0.00%	100.00%		100.00%	HOLDING COMPANY	32	402	0
Holmes Financing (Nº1) plc	United Kingdom	—	(b	)	—	SECURITIZATION	0	8	0
Holmes Financing (Nº10) plc	United Kingdom	—	(b	)	—	SECURITIZATION	1	(2)	0
Holmes Financing (Nº8) plc (j)	United Kingdom	—	(b	)	—	SECURITIZATION	0	0	0
Holmes Financing (Nº9) plc	United Kingdom	—	(b	)	—	SECURITIZATION	0	1	0
Holmes Funding 2 Limited	United Kingdom	—	(b	)	—	SECURITIZATION	0	(267)	0
Holmes Funding Limited	United Kingdom	—	(b	)	—	SECURITIZATION	7	(104)	0
Holmes Holdings Limited	United Kingdom	—	(b	)	—	SECURITIZATION	0	0	0
Holmes Master Issuer 2 PLC	United Kingdom	—	(b	)	—	SECURITIZATION	0	141	0
Holmes Master Issuer plc	United Kingdom	—	(b	)	—	SECURITIZATION	308	(308)	0
Holmes Trustees Limited	United Kingdom	—	(b	)	—	SECURITIZATION	0	0	0
Holneth B.V.	Netherlands	0.00%	100.00%		100.00%	HOLDING COMPANY	46	(3)	10
Honeycomb SB Limited	United Kingdom	0.00%	100.00%		100.00%	SERVICES	0	0	0
HRE Investment Holdings II-A S.à.r.l. (c)	Luxembourg	0.00%	73.70%		0.00%	HOLDING COMPANY	0	0	0
HSH Delaware L.P. (c)	United States	0.00%	69.20%		0.00%	HOLDING COMPANY	83	(70)	5
Hualle, S.A.	Spain	0.00%	89.72%		100.00%	SECURITIES INVESTMENT	73	1	5
Ibérica de Compras Corporativas, S.L.	Spain	91.63%	7.80%		100.00%	e-COMMERCE	10	4	5
IEM (Holland) Aircraft Lease B.V.	Netherlands	0.00%	100.00%		100.00%	LEASING	0	0	0
IEM 757 Leasing I B.V.	Netherlands	0.00%	100.00%		100.00%	LEASING	0	0	0
IEM Airfinance B.V.	Netherlands	0.00%	100.00%		100.00%	LEASING	(1)	0	0

						Millions of euros (a)
				% of				Amount of
		% of Ownership Held by the Bank		Voting		Capital and	Net Profit/Loss	Ownership
Entity	Location	Direct	Indirect	Power (k)	Line of Business	Reserves	for the Year	Interest
IEM Lease Aircraft B.V.	Netherlands	0.00%	100.00%	100.00%	LEASING	0	0	0
Independence Community Bank Corp.	United States	0.00%	100.00%	100.00%	HOLDING COMPANY	2,400	(8)	2,424
Independence Community Commercial Reinvestment Corp.	United States	0.00%	100.00%	100.00%	HOLDING COMPANY	93	0	96
Infraestructuras Americanas, S.L.	Spain	0.00%	100.00%	100.00%	HOLDING COMPANY	64	(19)	65
Ingeniería de Software Bancario, S.L.	Spain	100.00%	0.00%	100.00%	IT SERVICES	70	6	86
Inmo Francia 2, S.A.	Spain	0.00%	100.00%	100.00%	PROPERTY	47	0	48
Instituto Santander Serfin, A.C.	Mexico	0.00%	74.95%	100.00%	NOT-FOR-PROFIT INSTITUTE	1	0	0
Insurance Funding Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	(7)	0	0
Integritas (Canada) Trustee Corporation Ltd.	Canada	100.00%	0.00%	100.00%	ASSET MANAGEMENT COMPANY	1	0	0
Integritas New Zealand Ltd.	New Zealand	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY	0	0	0
Integritas Trust SA	Switzerland	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY	3	1	0
Internacional Compañía de Seguros de Vida S.A.	Argentina	0.00%	59.22%	59.22%	INSURANCE	25	2	0
Intursa, S.A.	Spain	0.00%	89.72%	100.00%	PROPERTY	(16)	(92)	0
Inversiones ASP S.A.	Chile	0.00%	100.00%	100.00%	HOLDING COMPANY	294	16	310
Inversiones AyS Cuatro Limitada	Chile	0.00%	100.00%	100.00%	HOLDING COMPANY	294	16	310
Inversiones AyS Dos Limitada	Chile	0.00%	100.00%	100.00%	HOLDING COMPANY	155	(2)	154
Inversiones AyS Tres Limitada	Chile	0.00%	100.00%	100.00%	HOLDING COMPANY	155	(2)	153
Inversiones AyS Uno Limitada	Chile	0.00%	100.00%	100.00%	HOLDING COMPANY	58	(14)	53
Inversiones Marítimas del Mediterráneo, S.A.	Spain	100.00%	0.00%	100.00%	INACTIVE	12	(8)	3
Isban Argentina S.A.	Argentina	87.42%	12.58%	100.00%	FINANCIAL SERVICES	2	0	2
Isban Brasil S.A.	Brazil	0.00%	100.00%	100.00%	SERVICES	16	0	22
Isban Chile S.A.	Chile	0.00%	100.00%	100.00%	IT SERVICES	11	0	20
Isban DE GmbH	Germany	0.00%	100.00%	100.00%	IT SERVICES	0	1	0
Isban México, S.A. De C.V.	Mexico	100.00%	0.00%	100.00%	IT SERVICES	66	2	48
ISBAN PT — Engenheria e Software Bancário, S.A.	Portugal	0.00%	99.93%	100.00%	IT SERVICES	1	0	0
Isban U.K., Ltd.	United Kingdom	0.00%	100.00%	100.00%	IT SERVICES	4	2	0
Island Insurance Corporation	Puerto Rico	0.00%	90.59%	100.00%	INSURANCE	3	0	4
Itasant — Sociedade Gestora de Participações Sociais Sociedade Unipessoal, Lda.	Portugal	0.00%	100.00%	100.00%	HOLDING COMPANY	253	(22)	92
J.C. Flowers II-A L.P. (c)	Canada	0.00%	69.90%	4.43%	HOLDING COMPANY	68	(19)	54
James Hay Administration Company Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	16	16	10
James Hay Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	(5)	18	43
James Hay Insurance Company Limited (n)	Jersey	0.00%	100.00%	100.00%	INSURANCE BROKERAGE	16	10	13
James Hay Pension Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY	2	0	2
James Hay Wrap Managers Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	4	2	17
JCF BIN II-A (p)	Mauritania	0.00%	69.53%	4.43%	HOLDING COMPANY	4	0	3
JCF II-A AIV K L.P. (c)	Canada	0.00%	69.54%	0.00%	HOLDING COMPANY	4	(1)	4
JCF II-A Special AIV K L.P. (c)	Canada	0.00%	72.29%	4.99%	HOLDING COMPANY	4	(1)	4
JSC Santander Consumer Bank	Russia	0.00%	100.00%	100.00%	BANKING	35	(4)	32
Jupiter JCF AIV II A C.V. (c)	Netherlands	0.00%	69.41%	4.99%	HOLDING COMPANY	61	(37)	42
Jupiter III C.V. (c)	Netherlands	0.00%	72.75%	4.99%	HOLDING COMPANY	362	(241)	278
La Unión Resinera Española, S.A. (consolidated)	Spain	74.87%	21.29%	96.25%	CHEMICALS	48	0	28
Laboratorios Indas, S.A. (e)	Spain	0.00%	73.22%	100.00%	HEALTH PRODUCTS	63	27	266
Langton Funding (No.1) Limited	United Kingdom	—	(b )	—	SECURITIZATION	0	0	0

						Millions of euros (a)
				% of				Amount of
		% of Ownership Held by the Bank		Voting		Capital and	Net Profit/Loss	Ownership
Entity	Location	Direct	Indirect	Power (k)	Line of Business	Reserves	for the Year	Interest
Langton Mortgages Trustee Limited	Jersey	—	(b )	—	SECURITIZATION	0	0	0
Langton PECOH Limited	United Kingdom	—	(b )	—	SECURITIZATION	0	0	0
Langton Securities (2008-1) plc	United Kingdom	—	(b )	—	SECURITIZATION	0	0	0
Langton Securities (2008-2) plc	United Kingdom	—	(b )	—	SECURITIZATION	0	0	0
Langton Securities (2008-3) plc	United Kingdom	—	(b )	—	SECURITIZATION	0	0	0
Langton Securities Holdings Limited	United Kingdom	—	(b )	—	SECURITIZATION	0	0	0
Laparanza, S.A.	Spain	61.59%	0.00%	61.59%	AGRICULTURE AND LIVESTOCK	30	1	16
Larix Chile Inversiones Limitada	Chile	0.00%	89.72%	100.00%	PROPERTY	0	0	0
Lease Totta No. 1 FTC	Portugal	—	(b )	—	SECURITIZATION	0	0	0
Lease Totta No. 1 Limited	Ireland	—	(b )	—	SECURITIZATION	0	0	0
Legal Debt Recovery Services Limited (j)	United Kingdom	0.00%	100.00%	100.00%	COLLECTION AND PAYMENT SERVICES	0	0	0
Liquidity Import Finance Limited (f)	United Kingdom	0.00%	100.00%	100.00%	FACTORING	0	0	0
Liquidity Limited (f)	United Kingdom	0.00%	100.00%	100.00%	FACTORING	(1)	(1)	1
Luresa Inmobiliaria, S.A.	Spain	0.00%	96.16%	100.00%	PROPERTY	21	1	9
Luri 1, S.A.	Spain	0.00%	5.58%	100.00%	PROPERTY	101	1	6
Luri 2, S.A.	Spain	0.00%	4.81%	100.00%	PROPERTY	97	0	5
Luri 3, S.A.	Spain	0.00%	9.62%	10.00%	PROPERTY	30	1	3
Luri Land, S.A.	Belgium	0.00%	5.15%	100.00%	PROPERTY	6	0	0
MAC No. 1 Limited (i)	United Kingdom	—	(b )	—	MORTGAGE LOAN COMPANY	0	0	0
Magnolia Termosolar, S.L.	Spain	0.00%	65.00%	65.00%	ELECTRICITY	0	0	0
Marylebone Road CBO 3 BV	Netherlands	—	(b )	—	SECURITIZATION	0	0	0
Mata Alta, S.L.	Spain	0.00%	61.59%	100.00%	PROPERTY	0	0	0
Merciver, S.L.	Spain	0.00%	89.72%	100.00%	SHIPPING COMPANY	0	0	0
Mesena Servicios de Gestión Inmobiliaria, S.A.	Spain	0.00%	89.72%	100.00%	SECURITIES INVESTMENT	(17)	(114)	0
Mitre Capital Partners Limited	United Kingdom	0.00%	100.00%	100.00%	MORTGAGE LOAN COMPANY	(44)	(17)	0
Money Card (Holdings) Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	2	0	10
Money Card Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCIAL SERVICES	20	0	0
Money Movers Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Mortgage Alliance Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Mugo Termosolar, S.L.	Spain	0.00%	65.00%	65.00%	ELECTRICITY	0	0	0
Multinegocios S.A.	Chile	0.00%	99.53%	100.00%	ADVISORY SERVICES	0	0	0
Multirent — Aluguer e Comércio de Automóveis, S.A.	Portugal	0.00%	60.00%	100.00%	FULL-SERVICE LEASE	18	(3)	17
Multiservicios de Negocios Limitada	Chile	0.00%	100.00%	100.00%	FINANCIAL SERVICES	0	0	0
N&P (B.E.S.) Loans Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	3	0	4
National Alliance Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Naviera Mirambel, S.L.	Spain	0.00%	100.00%	100.00%	FINANCE	0	0	0
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	SHIPPING COMPANY	10	(2)	33
Netbank Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
NIB Special Investors IV-A LP (c)	Canada	0.00%	99.70%	4.99%	HOLDING COMPANY	57	(21)	66
NIB Special Investors IV-B LP (c)	Canada	0.00%	95.86%	4.99%	HOLDING COMPANY	22	(9)	29
Norbest AS	Norway	7.94%	92.06%	100.00%	SECURITIES INVESTMENT	246	(213)	954
NW Services CO.	United States	0.00%	99.43%	100.00%	e-COMMERCE	1	0	2
Oil-Dor, S.A.	Spain	0.00%	89.72%	100.00%	FINANCE	155	3	110
Open Bank, S.A.	Spain	100.00%	0.00%	100.00%	BANKING	85	2	62
Optimal Alternative Investments, S.G.I.I.C., S.A.	Spain	0.00%	99.99%	100.00%	FUND MANAGEMENT COMPANY	1	0	1

						Millions of euros (a)
				% of				Amount of
		% of Ownership Held by the Bank		Voting		Capital and	Net Profit/Loss	Ownership
Entity	Location	Direct	Indirect	Power (k)	Line of Business	Reserves	for the Year	Interest
Optimal Investment Services (Asia) Pte. Ltd. (j)	Singapore	0.00%	99.96%	100.00%	FUND MANAGEMENT COMPANY	0	0	0
Optimal Investment Services SA	Switzerland	0.00%	99.96%	99.96%	FUND MANAGEMENT COMPANY	42	(5)	5
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland €Fund	Ireland	73.24%	7.94%	79.69%	FUND MANAGEMENT COMPANY	27	0	0
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland USD Fund	Ireland	2.98%	90.22%	93.09%	FUND MANAGEMENT COMPANY	2	0	0
Optimal Multiadvisors Ltd — Strategic US Equity Series (consolidated)	Bahamas	0.00%	72.56%	67.57%	FUND MANAGEMENT COMPANY	26	1	0
Pan American Bank Limited (j)	Bahamas	0.00%	100.00%	100.00%	BANKING	0	0	0
Parasant SA	Switzerland	100.00%	0.00%	100.00%	HOLDING COMPANY	1,288	0	1,214
Patagon Euro, S.L.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY	689	5	590
PBE Companies, LLC	United States	0.00%	100.00%	100.00%	PROPERTY	49	0	64
PECOH Limited	United Kingdom	—	(b )	—	SECURITIZATION	0	0	0
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	HOLDING COMPANY	74	308	4
Pingham International, S.A.	Uruguay	0.00%	100.00%	100.00%	SERVICES	0	0	0
Plus Direct Insurance Services Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Plus Direct Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Plus Insurance Services Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Plus Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Polskie Towarzystwo Finansowe S.A.	Poland	0.00%	100.00%	100.00%	SERVICES	3	0	35
Portada S.A., in liquidation (j)	Chile	0.00%	96.17%	96.17%	FINANCE	0	0	0
Portal Universia Argentina S.A.	Argentina	0.00%	96.50%	96.50%	INTERNET	1	0	0
Portal Universia Portugal, Prestaçao de Serviços de Informática, S.A.	Portugal	0.00%	100.00%	100.00%	INTERNET	1	(1)	0
Portal Universia, S.A.	Spain	0.00%	67.77%	67.77%	INTERNET	2	0	2
Préstamos de Consumo S.A.	Argentina	0.00%	99.97%	100.00%	FINANCE	0	0	4
Procura Digital de Venezuela, S.A.	Venezuela	0.00%	99.43%	100.00%	e-COMMERCE	1	(1)	0
Produban Servicios Informáticos Generales, S.L.	Spain	98.44%	1.56%	100.00%	SERVICES	(12)	13	0
Produban Serviços de Informática S.A.	Brazil	0.00%	100.00%	100.00%	IT	3	4	5
Programa Hogar Montigalá, S.A.	Spain	0.00%	89.72%	100.00%	PROPERTY	(21)	(75)	0
Promociones y Servicios Monterrey, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	PROPERTY	6	0	6
Promociones y Servicios Polanco, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	PROPERTY	58	0	58
Promociones y Servicios Santiago, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	SERVICES	62	1	64
Promodomus Desarrollo de Activos, S.L.	Spain	0.00%	45.76%	51.00%	PROPERTY	2	(4)	0
PSB Inmobilien GmbH	Germany	0.00%	100.00%	100.00%	PROPERTY	0	0	0
Real Argentina S.A.	Argentina	0.00%	82.71%	99.00%	PROPERTY	0	0	0
Real Capitalização, S.A. (l)	Brazil	0.00%	0.00%	0.00%	INSURANCE	—	—	—
Real CHP, S.A.	Brazil	0.00%	77.51%	92.78%	ASSET MANAGEMENT	0	1	1
Real Corretora de Seguros, S.A.	Brazil	0.00%	83.55%	100.00%	INSURANCE BROKERAGE	7	19	17
Real Microcrédito Assessoria Financeira, S.A.	Brazil	0.00%	83.55%	100.00%	FINANCIAL SERVICES	3	1	1
REB Empreendimentos e Administradora de Bens, S.A.	Brazil	0.00%	100.00%	100.00%	PROPERTY	(9)	9	0
Redes y Procesos, S.A.	Spain	52.17%	13.19%	66.87%	CARDS	1	1	1
Retail Financial Services Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	(45)	1	0
Riobank International (Uruguay) SAIFE (j)	Uruguay	0.00%	100.00%	100.00%	BANKING	0	0	0
Ruevilliot 26, S.L.	Spain	0.00%	70.00%	70.00%	PROPERTY	25	0	18
S C Servicios y Cobranzas S.A. (j)	Colombia	0.00%	97.96%	100.00%	COLLECTION AND PAYMENT SERVICES	0	0	0
SAG International Finance Company Limited	Ireland	0.00%	60.00%	100.00%	SECURITIZATION	1	0	0
Sánchez Ramade Santander Financiera, S.L.	Spain	0.00%	50.00%	50.00%	FINANCIAL SERVICES	0	0	0
Sandgate S.á.r.l.	Luxembourg	0.00%	100.00%	100.00%	HOLDING COMPANY	0	(18)	1
Saninv Gestao e Investimentos, S.A.	Portugal	0.00%	100.00%	100.00%	HOLDING COMPANY	66	(47)	19

						Millions of euros (a)
				% of				Amount of
		% of Ownership Held by the Bank		Voting		Capital and	Net Profit/Loss	Ownership
Entity	Location	Direct	Indirect	Power (k)	Line of Business	Reserves	for the Year	Interest
Sansol S.r.l.	Italy	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION	0	0	0
Saniso S.r.l.	Italy	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION	0	0	0
Santander Administradora de Consórcios Ltda.	Brazil	0.00%	83.55%	100.00%	FINANCE	1	0	1
Santander Advisory Services S.A.	Brazil	0.00%	83.55%	100.00%	ADVISORY SERVICES	47	6	39
Santander Ahorro Inmobiliario 2 S.I.I., S.A.	Spain	69.11%	0.01%	69.12%	PROPERTY	60	(1)	41
Santander Airplus Corporate Payment Solutions, S.A.	Spain	75.00%	0.00%	75.00%	PAYMENT SYSTEMS	0	0	0
Santander AM Holding, S.L.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY	105	(13)	29
Santander Asset Management — Sociedade Gestora de Fundos de Investimento Mobiliário, S.A.	Portugal	0.00%	99.86%	100.00%	FUND MANAGEMENT COMPANY	16	5	7
Santander Asset Management Chile S.A.	Chile	0.01%	99.83%	100.00%	SECURITIES INVESTMENT	1	0	9
Santander Asset Management Corporation	Puerto Rico	0.00%	90.59%	100.00%	ASSET MANAGEMENT	(2)	8	2
Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. (l)	Brazil	0.00%	0.00%	0.00%	ASSET MANAGEMENT	—	—	—
Santander Asset Management Ireland, Ltd.	Ireland	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	16	1	0
Santander Asset Management Luxembourg, S.A.	Luxembourg	0.00%	97.94%	100.00%	FUND MANAGEMENT COMPANY	6	4	0
Santander Asset Management S.A. Administradora General de Fondos	Chile	0.00%	76.75%	100.00%	FUND MANAGEMENT COMPANY	46	29	8
Santander Asset Management UK Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	106	0	106
Santander Asset Management UK Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	12	1	7
Santander Asset Management, S.A., S.G.I.I.C.	Spain	28.30%	69.64%	100.00%	FUND MANAGEMENT COMPANY	96	(2)	33
Santander Back-Offices Globales Mayoristas, S.A.	Spain	100.00%	0.00%	100.00%	SERVICES	1	0	1
Santander BanCorp	Puerto Rico	0.00%	90.59%	90.59%	HOLDING COMPANY	433	28	202
Santander Bank Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	(3)	0	0
Santander Bank & Trust Ltd.	Bahamas	0.00%	100.00%	100.00%	BANKING	1,454	34	1,102
Santander Benelux, S.A./N.V.	Belgium	100.00%	0.00%	100.00%	BANKING	946	64	925
Santander Brasil Administradora de Consórcio Ltda.	Brazil	0.00%	83.55%	100.00%	SERVICES	22	15	7
Santander Brasil Arrendamento Mercantil S.A. (l)	Brazil	0.00%	0.00%	0.00%	LEASING	—	—	—
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	83.55%	100.00%	ASSET MANAGEMENT	82	12	61
Santander Brasil S.A. Corretora de Títulos e Valores Mobiliários (l)	Brazil	0.00%	0.00%	0.00%	BROKER-DEALER	—	—	—
Santander Brasil Seguros S.A.	Brazil	0.00%	83.55%	100.00%	INSURANCE	52	6	39
Santander Capital Desarrollo, SGECR, S.A.	Spain	100.00%	0.00%	100.00%	VENTURE CAPITAL COMPANY	2	0	0
Santander Capitalização S.A.	Brazil	0.00%	83.55%	100.00%	INSURANCE	99	55	91
Santander Carbón Finance, S.A.	Spain	99.98%	0.02%	100.00%	SECURITIES INVESTMENT	(19)	0	0
Santander Cards Ireland Limited	Ireland	100.00%	0.00%	100.00%	CARDS	0	(4)	0
Santander Cards Limited	United Kingdom	100.00%	0.00%	100.00%	FINANCIAL SERVICES	107	(20)	254
Santander Cards UK Limited	United Kingdom	100.00%	0.00%	100.00%	FINANCE	680	(149)	1,041
Santander Carteras, S.G.C., S.A.	Spain	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	20	0	8
Santander Central Hispano Finance (Delaware) Inc.	United States	100.00%	0.00%	100.00%	FINANCE	2	0	0
Santander Central Hispano Financial Services Limited	Cayman Islands	100.00%	0.00%	100.00%	FINANCE	2	1	0
Santander Central Hispano International Limited	Cayman Islands	100.00%	0.00%	100.00%	FINANCE	3	(1)	0
Santander Central Hispano Issuances Limited	Cayman Islands	100.00%	0.00%	100.00%	FINANCE	2	0	0

						Millions of euros (a)
				% of				Amount of
		% of Ownership Held by the Bank		Voting		Capital and	Net Profit/Loss	Ownership
Entity	Location	Direct	Indirect	Power (k)	Line of Business	Reserves	for the Year	Interest
Santander Chile Holding S.A.	Chile	22.11%	77.42%	99.53%	HOLDING COMPANY	808	229	280
Santander Commercial Paper, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE	0	0	0
Santander Consumer (UK) plc	United Kingdom	0.00%	100.00%	100.00%	ADVISORY SERVICES	153	12	181
Santander Consumer autoboerse.de AG	Germany	0.00%	100.00%	100.00%	HOLDING COMPANY	1	0	1
Santander Consumer Bank AG	Germany	0.00%	100.00%	100.00%	BANKING	1,366	407	1,449
Santander Consumer Bank AS	Norway	0.00%	100.00%	100.00%	FINANCE	411	57	468
Santander Consumer Bank GmbH	Austria	0.00%	100.00%	100.00%	FINANCE	836	(11)	856
Santander Consumer Bank S.p.A.	Italy	0.00%	100.00%	100.00%	FINANCE	224	1	397
Santander Consumer Bank Spólka Akcyjna	Poland	0.00%	100.00%	100.00%	BANKING	205	6	210
Santander Consumer Chile S.A.	Chile	89.00%	0.00%	89.00%	FINANCE	14	(1)	11
Santander Consumer Credit Services Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	(27)	(8)	0
Santander Consumer Debit GmbH	Germany	0.00%	100.00%	100.00%	SERVICES	0	11	0
Santander Consumer Finance a.s.	Czech Republic	0.00%	100.00%	100.00%	LEASING	48	(14)	36
Santander Consumer Finance Benelux B.V.	Netherlands	0.00%	100.00%	100.00%	FINANCE	35	(20)	33
Santander Consumer Finance Correduría de Seguros, S.A.	Spain	0.00%	100.00%	100.00%	INSURANCE BROKERAGE	2	1	0
Santander Consumer Finance Media S.r.l.	Italy	0.00%	65.00%	65.00%	FINANCE	7	1	5
Santander Consumer Finance Oy	Finland	0.00%	100.00%	100.00%	FINANCE	46	1	52
Santander Consumer Finance Zrt.	Hungary	0.00%	100.00%	100.00%	FINANCE	14	(12)	0
Santander Consumer Finance, S.A.	Spain	63.19%	36.81%	100.00%	BANKING	6,021	467	4,333
Santander Consumer Finanzia S.r.l.	Italy	0.00%	100.00%	100.00%	FACTORING	31	3	31
Santander Consumer France (j)	France	0.00%	100.00%	100.00%	FINANCE	14	(11)	2
Santander Consumer Holding GmbH	Germany	0.00%	100.00%	100.00%	HOLDING COMPANY	838	193	1,891
Santander Consumer Iber-Rent, S.L.	Spain	0.00%	60.00%	60.00%	FULL-SERVICE LEASE	63	(3)	18
Santander Consumer Leasing Austria GmbH	Austria	0.00%	100.00%	100.00%	HOLDING COMPANY	863	0	863
Santander Consumer Leasing GmbH	Germany	0.00%	100.00%	100.00%	LEASING	6	15	6
Santander Consumer Leasing s.r.o.	Czech Republic	0.00%	100.00%	100.00%	FINANCE	1	0	1
Santander Consumer Multirent Spólka z ograniczoną odpowiedzialnością	Poland	0.00%	60.00%	60.00%	LEASING	6	(1)	4
Santander Consumer Receivables 2 LLC	United States	0.00%	91.50%	100.00%	AUXILIARY	0	0	0
Santander Consumer Receivables LLC	United States	0.00%	91.50%	100.00%	AUXILIARY	0	0	0
Santander Consumer Services GmbH	Austria	0.00%	100.00%	100.00%	SERVICES	0	0	0
Santander Consumer Spain Auto 07-1	Spain	—	(b )	—	SECURITIZATION	0	0	0
Santander Consumer Spain Auto 07-2	Spain	—	(b )	—	SECURITIZATION	0	0	0
Santander Consumer USA Inc.	United States	0.00%	91.50%	91.50%	FINANCE	191	(179)	790
Santander Consumer, EFC, S.A.	Spain	0.00%	100.00%	100.00%	FINANCE	444	(227)	415
Santander Consumo, S.A. de C.V., SOFOM, E.R.	Mexico	0.00%	74.95%	100.00%	CARDS	405	(9)	582
Santander Corredora de Seguros Limitada	Chile	0.00%	76.80%	100.00%	INSURANCE BROKERAGE	59	10	49
Santander de Desarrollos Inmobiliarios, S.A.	Spain	98.39%	1.61%	100.00%	PROPERTY	0	0	0
Santander de Leasing, S.A., E.F.C.	Spain	70.00%	30.00%	100.00%	LEASING	63	14	35
Santander de Titulización S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	FUND MANAGEMENT COMPANY	1	3	1
Santander Drive Auto Receivables LLC	United States	0.00%	91.50%	100.00%	AUXILIARY	0	0	0
Santander Drive Auto Receivables Trust 2007-1	United States	—	(b )	—	SECURITIZATION	0	0	0
Santander Drive Auto Receivables Trust 2007-2	United States	—	(b )	—	SECURITIZATION	0	0	0
Santander Drive Auto Receivables Trust 2007-3	United States	—	(b )	—	SECURITIZATION	0	0	0
Santander Energías Renovables I, SCR de Régimen Simplificado, S.A.	Spain	56.76%	0.00%	56.76%	VENTURE CAPITAL COMPANY	9	(1)	6
Santander Envíos, S.A.	Spain	100.00%	0.00%	100.00%	TRANSFER OF FUNDS FOR IMMIGRANTS	1	0	1
Santander Factoring S.A.	Chile	0.00%	99.53%	100.00%	FACTORING	28	2	6
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	FACTORING	161	47	126
Santander Financial Exchanges Limited	United Kingdom	100.00%	0.00%	100.00%	FINANCE	300	4	300

						Millions of euros (a)
				% of				Amount of
		% of Ownership Held by the Bank		Voting		Capital and	Net Profit/Loss	Ownership
Entity	Location	Direct	Indirect	Power (k)	Line of Business	Reserves	for the Year	Interest
Santander Financial Products plc	Ireland	0.00%	100.00%	100.00%	FINANCE	190	1	162
Santander Financial Services, Inc.	Puerto Rico	0.00%	90.59%	100.00%	LENDING COMPANY	60	11	86
Santander Gestâo de Activos, SGPS, S.A.	Portugal	0.00%	99.86%	100.00%	HOLDING COMPANY	13	22	7
Santander Gestión de Recaudación y Cobranzas Ltda.	Chile	0.00%	99.53%	100.00%	FINANCIAL SERVICES	2	2	2
Santander Gestión Inmobiliaria, S.A.	Spain	0.01%	99.99%	100.00%	PROPERTY	2	0	0
Santander Global Consumer Finance Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	113	12	49
Santander Global Facilities, S.A.	Spain	99.94%	0.06%	100.00%	SERVICES	2	1	1
Santander Global Facilities, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	PROPERTY MANAGEMENT	108	(4)	114
Santander Global Property Alemania GmbH	Germany	0.00%	100.00%	100.00%	SERVICES	0	0	0
Santander Global Property México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	PROPERTY	0	0	0
Santander Global Property USA Inc.	United States	0.00%	100.00%	100.00%	SERVICES	0	0	0
Santander Global Property, S.L.	Spain	97.21%	2.79%	100.00%	SECURITIES INVESTMENT	239	5	227
Santander Global Services, S.A.	Uruguay	0.00%	100.00%	100.00%	SERVICES	1	1	0
Santander Global Sport, S.A.	Spain	100.00%	0.00%	100.00%	SPORTS OPERATIONS	37	0	32
Santander Hipotecario 1 Fondo de Titulización de Activos	Spain	—	(b )	—	SECURITIZATION	0	0	0
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	—	(b )	—	SECURITIZATION	0	0	0
Santander Hipotecario 3 Fondo de Titulización de Activos	Spain	—	(b )	—	SECURITIZATION	0	0	0
Santander Hipotecario 4 Fondo de Titulización de Activos	Spain	—	(b )	—	SECURITIZATION	0	0	0
Santander Hipotecario 5 Fondo de Titulización de Activos	Spain	—	(b )	—	SECURITIZATION	0	0	0
Santander Holanda B.V.	Netherlands	100.00%	0.00%	100.00%	HOLDING COMPANY	12	0	0
Santander Holding Gestión, S.L.	Spain	0.00%	100.00%	100.00%	HOLDING COMPANY	(79)	0	0
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	HOLDING COMPANY	28	19	0
Santander Infrastructure Capital Limited	United Kingdom	100.00%	0.00%	100.00%	LEASING	0	0	0
Santander Infrastructure Capital Management Limited	United Kingdom	100.00%	0.00%	100.00%	LEASING	2	(1)	1
Santander Insurance Agency, Inc.	Puerto Rico	0.00%	90.59%	100.00%	INSURANCE BROKERAGE	2	1	3
Santander Insurance Holding, S.L.	Spain	99.99%	0.01%	100.00%	HOLDING COMPANY	377	0	357
Santander Insurance Services UK Limited	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY	25	2	35
Santander International Bank of Puerto Rico, Inc.	Puerto Rico	0.00%	90.59%	100.00%	BANKING	110	3	64
Santander International Debt, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE	0	1	0
Santander Inversiones Limitada	Chile	0.00%	100.00%	100.00%	HOLDING COMPANY	922	83	577
Santander Investimentos em Participações S.A. (l)	Brazil	0.00%	0.00%	0.00%	COLLECTION AND PAYMENT SERVICES	—	—	—
Santander Investment Bank Limited	Bahamas	0.00%	100.00%	100.00%	BANKING	91	0	91
Santander Investment Bolsa, S.V., S.A.	Spain	0.00%	100.00%	100.00%	BROKER-DEALER	126	33	104
Santander Investment Chile Limitada	Chile	0.00%	100.00%	100.00%	FINANCE	226	22	126
Santander Investment Colombia S.A.	Colombia	0.00%	100.00%	100.00%	HOLDING COMPANY	6	0	48
Santander Investment I, S.A.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY	(1,520)	33	0
Santander Investment Limited	Bahamas	0.00%	100.00%	100.00%	BROKER-DEALER	(52)	10	0
Santander Investment Securities Inc.	United States	0.00%	100.00%	100.00%	BROKER-DEALER	54	29	295
Santander Investment Trust Colombia S.A., Sociedad Fiduciaria	Colombia	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	9	3	12
Santander Investment Valores Colombia S.A., Comisionista de Bolsa Comercial	Colombia	0.00%	97.96%	100.00%	BROKER-DEALER	5	1	1
Santander Investment, S.A.	Spain	100.00%	0.00%	100.00%	BANKING	233	109	14
Santander Issuances, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE	0	0	0
Santander Leasing S.A. Arrendamento Mercantil	Brazil	0.00%	83.54%	99.99%	LEASING	4,246	421	3,335
Santander Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	(19)	20	0
Santander Mediación Operador de Banca-Seguros Vinculado, S.A.	Spain	21.00%	75.06%	100.00%	ADVISORY SERVICES	2	0	1
Santander Merchant Bank Limited (j)	Bahamas	0.00%	100.00%	100.00%	BANKING	0	0	0

						Millions of euros (a)
				% of				Amount of
		% of Ownership Held by the Bank		Voting		Capital and	Net Profit/Loss	Ownership
Entity	Location	Direct	Indirect	Power (k)	Line of Business	Reserves	for the Year	Interest
Santander Merchant S.A.	Argentina	0.00%	100.00%	100.00%	HOLDING COMPANY	1	0	3
Santander Overseas Bank, Inc. (h)	Puerto Rico	0.00%	100.00%	100.00%	BANKING	396	21	192
Santander PB UK (Holdings) Limited	United Kingdom	100.00%	0.00%	100.00%	FINANCE	154	0	219
Santander Pensiones, S.A., E.G.F.P.	Spain	21.20%	76.75%	100.00%	PENSION FUND MANAGEMENT COMPANY	45	11	50
Santander Pensôes — Sociedade Gestora de Fundos de Pensôes, S.A.	Portugal	0.00%	99.86%	100.00%	PENSION FUND MANAGEMENT COMPANY	4	1	1
Santander Perpetual, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE	1	0	0
Santander Portfolio Management UK Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	33	(2)	12
Santander PR Capital Trust I	Puerto Rico	0.00%	90.59%	100.00%	FINANCE	9	(6)	3
Santander Private Advisors, Ltd.	United States	100.00%	0.00%	100.00%	HOLDING COMPANY	1	1	0
Santander Private Banking s.p.a.	Italy	100.00%	0.00%	100.00%	BANKING	39	(16)	73
Santander Private Banking UK Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY	301	0	307
Santander Private Equity, S.A., S.G.E.C.R.	Spain	90.00%	9.97%	100.00%	VENTURE CAPITAL MANAGEMENT COMPANY	3	1	4
Santander Private Real Estate Advisory, S.A. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	PROPERTY	3	0	0
Santander Professional Services, S.A.	Spain	0.00%	100.00%	100.00%	SPORTS OPERATIONS	0	0	0
Santander Real Estate, S.G.I.I.C., S.A.	Spain	0.00%	99.18%	100.00%	FUND MANAGEMENT COMPANY	101	6	6
Santander Río Asset Management Gerente de Fondos Comunes de Inversión S.A.	Argentina	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	3	1	0
Santander Río Seguros S.A.	Argentina	0.00%	100.00%	100.00%	INSURANCE	7	4	8
Santander Río Servicios S.A.	Argentina	0.00%	99.97%	100.00%	ADVISORY SERVICES	0	1	0
Santander Río Sociedad de Bolsa S.A.	Argentina	0.00%	99.34%	100.00%	BROKER-DEALER	3	1	2
Santander Río Trust S.A.	Argentina	0.00%	99.97%	100.00%	FINANCIAL SERVICES	0	0	0
Santander S.A. — Corretora de Câmbio e Títulos	Brazil	0.00%	83.55%	100.00%	BROKER-DEALER	76	22	29
Santander S.A. — Serviços Técnicos, Administrativos e de Corretagem de Seguros	Brazil	0.00%	83.55%	100.00%	INSURANCE BROKERAGE	21	4	34
Santander S.A. Agente de Valores	Chile	0.00%	76.96%	100.00%	BROKER-DEALER	50	12	20
Santander S.A. Corredores de Bolsa	Chile	0.00%	88.14%	100.00%	BROKER-DEALER	54	10	28
Santander S.A. Sociedad Securitizadora	Chile	0.00%	76.83%	100.00%	FUND MANAGEMENT COMPANY	1	0	0
Santander Securities Corporation	Puerto Rico	0.00%	90.59%	100.00%	BROKER-DEALER	36	9	15
Santander Seguros de Vida S.A.	Chile	0.00%	100.00%	100.00%	INSURANCE	135	42	9
Santander Seguros Generales S.A.	Chile	99.51%	0.49%	100.00%	INSURANCE	12	(3)	11
Santander Seguros S.A.	Brazil	0.00%	83.55%	100.00%	INSURANCE	835	105	794
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	0.00%	95.99%	100.00%	INSURANCE	463	98	246
Santander Seguros, S.A.	Uruguay	0.00%	100.00%	100.00%	INSURANCE	3	1	4
Santander Service GmbH	Germany	0.00%	100.00%	100.00%	SERVICES	0	2	0
Santander Servicios de Recaudación y Pagos Limitada	Chile	0.00%	76.74%	100.00%	SERVICES	6	0	4
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	0.00%	99.86%	100.00%	INSURANCE	93	20	132
Santander Totta, SGPS, S.A.	Portugal	0.00%	99.86%	99.86%	HOLDING COMPANY	2,781	266	3,321
Santander Trade Services, Limited	Hong Kong	0.00%	100.00%	100.00%	SERVICES	15	1	15
Santander UK Investments	United Kingdom	100.00%	0.00%	100.00%	LEASING	51	(3)	45
Santander UK Loans Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	155	8	1
Santander UK Nominee Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Santander Unit Trust Managers UK Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	19	(2)	17
Santander US Debt, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE	1	0	0

						Millions of euros (a)
				% of				Amount of
		% of Ownership Held by the Bank		Voting		Capital and	Net Profit/Loss	Ownership
Entity	Location	Direct	Indirect	Power (k)	Line of Business	Reserves	for the Year	Interest
Santander Venezuela Sociedad Administradora de Entidades de Inversión Colectiva, C.A.	Venezuela	0.00%	90.00%	100.00%	FUND MANAGEMENT COMPANY	1	0	0
Santander Warehouse LLC	United States	0.00%	91.50%	100.00%	AUXILIARY	0	0	0
Santotta-Internacional, SGPS, Sociedade Unipessoal, Lda. (Zona Franca da Madeira)	Portugal	0.00%	99.72%	100.00%	HOLDING COMPANY	54	13	14
Santusa Holding, S.L.	Spain	69.64%	30.36%	100.00%	HOLDING COMPANY	9,388	660	9,158
Sarum Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY	0	0	0
Saturn Japan II Sub C.V. (c)	Netherlands	0.00%	69.30%	0.00%	HOLDING COMPANY	1	0	42
Saturn Japan III Sub C.V. (c)	Netherlands	0.00%	72.71%	0.00%	HOLDING COMPANY	354	(236)	278
Saturn Japan V C.V. (c)	Netherlands	0.00%	100.00%	99.99%	HOLDING COMPANY	210	(135)	112
SC Germany Auto 08-02 Limited	Ireland	—	(b )	—	SECURITIZATION	0	(4)	0
SC Germany Auto 09-1 Limited	Ireland	—	(b )	—	SECURITIZATION	0	0	0
SC Germany Consumer 08-01 Limited	Ireland	—	(b )	—	SECURITIZATION	0	0	0
SC Germany Consumer 09-1 Limited	Ireland	—	(b )	—	SECURITIZATION	0	0	0
SCF Rahoitus Oy	Finland	0.00%	100.00%	100.00%	FINANCE	62	(4)	80
Scottish Mutual Pensions Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	6	0	99
Seacoast Capital Trust II	United States	0.00%	100.00%	100.00%	FINANCE	0	0	0
Seguros Santander, S.A., Grupo Financiero Santander	Mexico	0.00%	74.96%	100.00%	INSURANCE	51	25	21
Sercoban, Gestión Administrativa de Empresas, S.A.	Spain	0.00%	100.00%	100.00%	SERVICES	10	0	10
Serfin International Bank and Trust, Limited	Cayman Islands	0.00%	99.72%	100.00%	BANKING	30	0	23
Services and Promotions Delaware Corporation	United States	0.00%	100.00%	100.00%	HOLDING COMPANY	80	0	72
Services and Promotions Miami LLC	United States	0.00%	100.00%	100.00%	PROPERTY	79	0	80
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	99.99%	0.01%	100.00%	SECURITY	2	0	1
Servicios Administrativos y Financieros Ltda.	Chile	0.00%	100.00%	100.00%	SERVICES	0	1	0
Servicios Corporativos Seguros Serfin, S.A. De C.V.	Mexico	0.00%	75.46%	100.00%	SERVICES	0	0	0
Servicios de Cobranza, Recuperación y Seguimiento, S.A. De C.V.	Mexico	0.00%	100.00%	100.00%	SERVICES	4	5	1
Servicios de Cobranzas Fiscalex Ltda.	Chile	0.00%	99.53%	100.00%	SERVICES	0	0	0
Servicios Universia Venezuela S.U.V., S.A.	Venezuela	0.00%	82.99%	82.99%	INTERNET	1	(1)	0
Sheppards Moneybrokers Limited	United Kingdom	0.00%	99.99%	100.00%	ADVISORY SERVICES	18	0	17
Silk Finance No. 3 Limited	Ireland	—	(b )	—	SECURITIZATION	0	(10)	0
Sinvest Inversiones y Asesorías Limitada	Chile	0.00%	100.00%	100.00%	FINANCE	70	6	2
Sistema 4B, S.A.	Spain	52.17%	13.19%	66.87%	CARDS	38	4	9
SK Charter Hire (No.2) Limited (j)	United Kingdom	0.00%	100.00%	100.00%	LEASING	7	(7)	0
SK Marine Limited (j)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	100.00%	0.00%	100.00%	APPRAISALS	1	1	1
Sodepro, S.A.	Spain	0.00%	89.72%	100.00%	FINANCE	16	0	12
Solarlaser Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY	54	0	45
Southern Cone Water Management Ltd.	United Kingdom	100.00%	0.00%	100.00%	FINANCE	0	0	0
SOV APEX, LLC	United States	0.00%	100.00%	100.00%	HOLDING COMPANY	26,762	8	22,302
SOV Charter LTD (UK)	United Kingdom	0.00%	100.00%	100.00%	BROKER-DEALER	1	0	1
Sovereign Agency Massachusetts, LLC	United States	0.00%	100.00%	100.00%	INSURANCE	0	0	0
Sovereign Bancorp, Inc.	United States	100.00%	0.00%	100.00%	HOLDING COMPANY	6,379	(47)	6,379
Sovereign Bank	United States	0.00%	100.00%	100.00%	BANKING	6,586	(37)	8,255
Sovereign Capital Trust IV	United States	0.00%	100.00%	100.00%	FINANCE	163	0	163
Sovereign Capital Trust IX	United States	0.00%	100.00%	100.00%	FINANCE	3	0	3
Sovereign Capital Trust V	United States	0.00%	100.00%	100.00%	FINANCE	4	0	4
Sovereign Capital Trust VI	United States	0.00%	100.00%	100.00%	FINANCE	7	0	7
Sovereign Community Development Company	United States	0.00%	100.00%	100.00%	HOLDING COMPANY	33	0	31
Sovereign Delaware Investment Corporation	United States	0.00%	100.00%	100.00%	HOLDING COMPANY	111	0	68
Sovereign Finance (Northern) Limited (j) (g)	United Kingdom	0.00%	100.00%	100.00%	LEASING	1	0	0

						Millions of euros (a)
				% of				Amount of
		% of Ownership Held by the Bank		Voting		Capital and	Net Profit/Loss	Ownership
Entity	Location	Direct	Indirect	Power (k)	Line of Business	Reserves	for the Year	Interest
Sovereign Finance (Scotland) Limited (j) (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
Sovereign Finance Limited (j)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
Sovereign Freeze Limited (n)	Bermuda	0.00%	100.00%	100.00%	LEASING	0	0	0
Sovereign Gimi Limited (n)	Bermuda	0.00%	100.00%	100.00%	LEASING	0	0	0
Sovereign Hilli Limited (n)	Bermuda	0.00%	100.00%	100.00%	LEASING	0	0	0
Sovereign Holdings Limited (j)	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Sovereign Khannur Limited (n)	Bermuda	0.00%	100.00%	100.00%	LEASING	0	0	0
Sovereign Leasing (Scotland) Limited (j) (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
Sovereign Leasing LLC	United States	0.00%	100.00%	100.00%	LEASING	1	0	0
Sovereign Precious Metals, LLC	United States	0.00%	100.00%	100.00%	TRADING OF PRECIOUS METALS	78	4	10
Sovereign REIT Holdings, Inc.	United States	0.00%	100.00%	100.00%	HOLDING COMPANY	5,129	8	3,739
Sovereign Securities Corporation, LLC	United States	0.00%	100.00%	100.00%	BROKER-DEALER	39	0	37
Sovereign Spirit Limited (n)	Bermuda	0.00%	100.00%	100.00%	LEASING	0	0	0
Sovereign Trade Services (HK) Limited	Hong Kong	0.00%	100.00%	100.00%	FINANCIAL SERVICES	0	0	0
Sterrebeeck B.V.	Netherlands	100.00%	0.00%	100.00%	HOLDING COMPANY	5,185	305	15,309
Suleyado 2003, S.L.	Spain	0.00%	100.00%	100.00%	SECURITIES INVESTMENT	7	(7)	0
Suzuki Servicios Financieros, S.L.	Spain	0.00%	51.00%	51.00%	INTERMEDIATION	0	2	0
Swesant SA	Switzerland	0.00%	100.00%	100.00%	HOLDING COMPANY	280	346	0
Task Moraza, S.L. (e)	Spain	0.00%	73.22%	73.22%	HOLDING COMPANY	16	1	27
Taxagest Sociedade Gestora de Participações Sociais, S.A.	Portugal	0.00%	99.86%	100.00%	HOLDING COMPANY	59	8	0
Teatinos Siglo XXI Inversiones Limitada	Chile	50.00%	50.00%	100.00%	HOLDING COMPANY	795	278	457
Teylada, S.A. in liquidation (j)	Spain	11.11%	88.89%	100.00%	SECURITIES INVESTMENT	0	0	0
The Alliance & Leicester Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY	14	0	16
The HSH AIV 4 Trust (c)	United States	0.00%	69.20%	4.99%	HOLDING COMPANY	83	(71)	5
The JCF HRE AIV II-A Trust (c)	United States	0.00%	73.70%	4.99%	HOLDING COMPANY	46	(39)	0
The National & Provincial Building Society Pension Fund Trustees Limited (d)	United Kingdom	—	(b )	—	ASSET MANAGEMENT COMPANY	0	0	0
The Prepaid Card Company Limited	United Kingdom	0.00%	80.00%	80.00%	FINANCE	(22)	(4)	10
The WF Company Limited	United Kingdom	0.00%	100.00%	100.00%	ADVISORY SERVICES	1	0	0
Time Finance Limited	United Kingdom	0.00%	100.00%	100.00%	SERVICES	0	0	0
Time Retail Finance Limited	United Kingdom	0.00%	100.00%	100.00%	SERVICES	22	0	2
Títulos de Renta Fija, S.A.	Spain	100.00%	0.00%	100.00%	SECURITIES INVESTMENT	0	0	0
Tornquist Asesores de Seguros S.A. (j)	Argentina	0.00%	99.99%	99.99%	ADVISORY SERVICES	0	0	0
Totta & Açores Financing, Limited	Cayman Islands	0.00%	99.72%	100.00%	FINANCE	(1)	12	0
Totta & Açores Inc. Newark	United States	0.00%	99.72%	100.00%	BANKING	1	0	0
Totta (Ireland), PLC (h)	Ireland	0.00%	99.72%	100.00%	FINANCE	352	106	341
Totta Crédito Especializado, Instituiçao Financeira de Crédito, S.A. (IFIC)	Portugal	0.00%	99.84%	100.00%	LEASING	118	16	42
Totta Urbe — Empresa de Administraçâo e Construçôes, S.A.	Portugal	0.00%	99.72%	100.00%	PROPERTY	111	5	148
Tuttle & Son Limited	United Kingdom	0.00%	100.00%	100.00%	COLLECTION AND PAYMENT SERVICES	1	0	1
UNIFIN S.p.A.	Italy	0.00%	100.00%	100.00%	FINANCE	39	9	82
Universia Brasil S.A.	Brazil	0.00%	100.00%	100.00%	INTERNET	3	(2)	1
Universia Chile S.A.	Chile	0.00%	84.32%	84.32%	INTERNET	1	(1)	0
Universia Colombia, S.A.	Colombia	0.00%	99.92%	99.92%	INTERNET	0	0	0
Universia Holding, S.L.	Spain	99.97%	0.03%	100.00%	HOLDING COMPANY	27	(17)	14
Universia México, S.A. De C.V.	Mexico	0.00%	100.00%	100.00%	INTERNET	1	(1)	0
Universia Perú, S.A.	Peru	0.00%	82.82%	82.82%	INTERNET	1	(1)	0
Universia Puerto Rico, Inc.	Puerto Rico	0.00%	100.00%	100.00%	INTERNET	1	0	1

						Millions of euros (a)
				% of				Amount of
		% of Ownership Held by the Bank		Voting		Capital and	Net Profit/Loss	Ownership
Entity	Location	Direct	Indirect	Power (k)	Line of Business	Reserves	for the Year	Interest
Valores Santander Casa de Bolsa, C.A.	Venezuela	0.00%	90.00%	90.00%	BROKER-DEALER	22	3	7
Viking Collections Services Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Vista Capital de Expansión, S.A. SGECR	Spain	0.00%	50.00%	50.00%	VENTURE CAPITAL MANAGEMENT COMPANY	3	1	0
Vista Desarrollo, S.A. SCR de Régimen Simplificado	Spain	100.00%	0.00%	100.00%	VENTURE CAPITAL COMPANY	250	11	158
W.N.P.H. Gestao e Investimentos Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	SECURITIES INVESTMENT	36	0	0
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	SECURITIES INVESTMENT	(784)	105	0
Waypoint Capital Trust I	United States	0.00%	100.00%	100.00%	FINANCE	0	0	0
Waypoint Capital Trust II	United States	0.00%	100.00%	100.00%	FINANCE	0	0	0
Waypoint Insurance Group, Inc.	United States	0.00%	100.00%	100.00%	HOLDING COMPANY	3	0	13
Waypoint Settlement Services, LLC	United States	0.00%	90.00%	90.00%	INSURANCE	0	0	0
Waypoint Statutory Trust III	United States	0.00%	100.00%	100.00%	FINANCE	0	0	0
Webmotors S.A.	Brazil	0.00%	83.55%	100.00%	SERVICES	12	5	6
Wex Point España, S.L.	Spain	0.00%	89.72%	100.00%	SERVICES	1	0	1
Whitewick Limited	Jersey	0.00%	100.00%	100.00%	HOLDING COMPANY	2	0	0
WIM Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	ADVISORY SERVICES	0	0	0

(a)
Amount per books of each company at December 31, 2009, disregarding, where appropriate, any interim dividends paid in the year. The amount of the ownership interest (net of allowances) is the figure per the books of each holding company multiplied by the Group’s percentage of ownership, disregarding impairment of goodwill on consolidation. The data on foreign companies were translated to euros at the year-end exchange rates.

(b)	Companies over which effective control is exercised.

(c)	Data from the latest approved financial statements at December 31, 2008.

(d)	Data from the latest approved financial statements at March 31, 2009.

(e)	Data from the latest approved financial statements at June 30, 2009.

(f)	Data from the latest approved financial statements at September 30, 2009.

(g)	Data from the latest approved financial statements at April 30, 2009.

(h)	Data from the latest approved financial statements at November 30, 2009.

(i)	Data from the latest approved financial statements at August 31, 2009.

(j)	Company in liquidation at December 31, 2009.

(k)
Pursuant to Article 3 of Royal Decree 1815/1991, of 20 December, approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other parties acting in their own name but on behalf of Group companies were added to the voting power directly held by the Parent. Accordingly, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.

(l)	Company in merger process with another Group company. Awaiting registration at Mercantile Registry.

(m)	Data from the latest approved financial statements at April 2, 2009.

(n)	Company resident in the UK for tax purposes.

(o)	Company moved its residence to the US in February 2010.

(p)	Data from the latest available approved financial statements at September 30, 2008.

(1)	The preference share and security issuer companies are detailed in Appendix III, together with other relevant information.

Exhibit II
Listed companies in which the Santander Group has ownership interests of more than 5% (g), Associates of the Santander Group and Jointly Controlled Entities

						Millions of euros (a)
				% of				Net
		% of Ownership Held by the Bank		Voting			Capital and	Profit/Loss
Entity	Location	Direct	Indirect	Power (f)	Line of Business	Assets	Reserves	for the Year
26 Rue Villiot S.A.S.	France	0.00%	35.00%	50.00%	PROPERTY	138	49	2
ABSLine Multimedia, S.L.	Spain	0.00%	47.50%	47.50%	MARKETING	1	1	0
Accordfin España, E.F.C., S.A.	Spain	0.00%	49.00%	49.00%	FINANCE	369	36	(22)
ACI Soluciones, S.L.	Spain	0.00%	32.03%	49.00%	SERVICES	3	2	0
Administrador Financiero de Transantiago S.A.	Chile	0.00%	15.35%	20.00%	COLLECTION AND PAYMENT SERVICES	588	9	(4)
Affirmative Insurance Holdings Inc. (b)	United States	0.00%	5.00%	0.00%	INSURANCE	557	149	1
Affirmative Investment LLC (b)	United States	0.00%	9.86%	4.99%	HOLDING COMPANY	8	56	(48)
Agres, Agrupación Restauradores, S.L.	Spain	0.00%	38.59%	43.01%	RESTAURANTS	3	2	0
Aguas de Fuensanta, S.A.	Spain	0.00%	37.87%	42.21%	FOOD	33	10	0
Alcover AG (m)	Switzerland	0.00%	27.91%	27.91%	INSURANCE	179	127	1
Algebris Global Financials Fund (b)	Cayman Islands	9.15%	0.00%	9.15%	HOLDING COMPANY	929	982	(202)
Allfunds Alternative, S.V., S.A. (Sole-Shareholder Company)	Spain	0.00%	50.00%	50.00%	BROKER-DEALER	5	5	(1)
Allfunds Bank, S.A.	Spain	50.00%	0.00%	50.00%	BANKING	207	96	3
Allfunds International S.A.	Luxembourg	0.00%	50.00%	50.00%	FINANCIAL SERVICES	4	4	(2)
Allfunds Nominee Limited	United Kingdom	0.00%	50.00%	50.00%	HOLDING COMPANY	0	0	0
Andalucarthage Holding Société Holding Offshore S.A. (b)	Morocco	0.00%	20.11%	20.11%	HOLDING COMPANY	149	126	0
Anekis, S.A.	Spain	24.75%	24.75%	49.50%	ADVERTISING	3	3	0
Arena Communications Network, S.L.	Spain	20.00%	0.00%	20.00%	ADVERTISING	44	3	0
Asajanet Servicios Agropecuarios, S.L. (b)	Spain	30.00%	0.00%	30.00%	MARKETING	0	0	0
Attijari Bank Société Anonyme (consolidated) (b)	Tunisia	0.00%	10.97%	10.97%	BANKING	1,517	69	17
Attijari Factoring Maroc, S.A.	Morocco	0.00%	28.41%	28.41%	FACTORING	99	4	2
Attijari International Bank Société Anonymé (b)	Morocco	50.00%	0.00%	50.00%	BANKING	719	7	3
Autopistas del Sol S.A. (b)	Argentina	0.00%	14.17%	14.17%	MOTORWAY CONCESSIONS	260	59	(27)
Baie Placements S.à.r.l. (b)	Luxembourg	0.00%	24.93%	25.00%	HOLDING COMPANY	0	0	0
Banco Caixa Geral Totta de Angola, S.A.	Angola	0.00%	25.43%	25.50%	BANKING	535	135	32
Banco Internacional da Guiné-Bissau, S.A. (d)	Guinea Bissau	0.00%	48.86%	49.00%	BANKING	12	(30)	(1)
Base Central — Rede Serviços Imobiliarios, S.A.	Portugal	0.00%	49.80%	49.80%	PROPERTY SERVICES	2	0	0
Benim — Sociedade Imobiliária, S.A. (consolidated) (b)	Portugal	0.00%	24.93%	25.00%	PROPERTY	12	8	(1)
Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. (consolidated) (b)	Spain	2.76%	2.34%	5.10%	FINANCIAL SERVICES	5,798	367	191
Cantabria Capital, SGECR, S.A.	Spain	50.00%	0.00%	50.00%	VENTURE CAPITAL MANAGEMENT COMPANY	0	0	0
Carnes Estellés, S.A.	Spain	0.00%	19.21%	21.41%	FOOD	29	10	0
Cartera del Norte, S.A.	Spain	0.00%	32.39%	36.10%	FINANCE	1	1	0
Celta Holding S.A.	Brazil	0.00%	21.72%	26.00%	HOLDING COMPANY	127	106	(5)
Centradia Group, Ltd. (b) (l)	United Kingdom	30.45%	0.00%	30.45%	ADVISORY SERVICES	0	0	0
Centro de Compensación Automatizado S.A.	Chile	0.00%	25.58%	33.33%	COLLECTION AND PAYMENT SERVICES	2	1	0
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A.	Spain	0.00%	43.96%	49.00%	TECHNOLOGY	1	1	0
Charta Leasing No.1 Limited (j)	United Kingdom	0.00%	50.00%	50.00%	LEASING	108	(4)	(5)
Charta Leasing No.2 Limited	United Kingdom	0.00%	50.00%	50.00%	LEASING	56	(5)	(4)
Companhia Brasileira de Meios de Pagamento (consolidated)	Brazil	0.00%	7.20%	7.20%	CARDS	999	(268)	611
Companhia Brasileira de Soluções e Serviços	Brazil	0.00%	15.32%	15.32%	SERVICES	481	26	29

						Millions of euros (a)
				% of				Net
		% of Ownership Held by the Bank		Voting			Capital and	Profit/Loss
Entity	Location	Direct	Indirect	Power (f)	Line of Business	Assets	Reserves	for the Year
Companhia de Arrendamento Mercantil RCI Brasil	Brazil	0.00%	33.32%	39.88%	LEASING	236	176	13
Companhia de Crédito, Financiamento e Investimento RCI Brasil	Brazil	0.00%	33.12%	39.64%	FINANCE	800	85	17
Compañía Concesionaria del Túnel de Sóller, S.A.	Spain	0.00%	29.34%	32.70%	CONSTRUCTION	42	15	2
Compañía Española de Seguros de Crédito a la Exportación, S.A., Compañía de Seguros y Reaseguros (b)	Spain	13.95%	6.45%	21.08%	CREDIT INSURANCE	645	184	(53)
Comprarcasa Servicios Inmobiliarios, S.A.	Spain	0.00%	47.50%	47.50%	PROPERTY SERVICES	2	1	0
Dirgenfin, S.L.	Spain	0.00%	35.89%	40.00%	REAL ESTATE DEVELOPMENT	56	0	0
Ensafeca Holding Empresarial, S.L.	Spain	0.00%	31.82%	31.82%	SECURITIES INVESTMENT	11	10	0
Espais Promocat, S.L.	Spain	0.00%	44.86%	50.00%	PROPERTY	27	1	(1)
FC2Egestión, S.L.	Spain	0.00%	50.00%	50.00%	ENVIRONMENTAL MANAGEMENT	1	0	1
Federal Home Loan Bank of Pittsburgh (b)	United States	0.00%	16.00%	16.00%	BANKING	63,033	2,870	13
Fondo de Titulización de Activos UCI 11	Spain	—	(h )	—	SECURITIZATION	324	0	0
Fondo de Titulización de Activos UCI 14	Spain	—	(h )	—	SECURITIZATION	825	0	0
Fondo de Titulización de Activos UCI 15	Spain	—	(h )	—	SECURITIZATION	939	0	0
Fondo de Titulización de Activos UCI 18	Spain	—	(h )	—	SECURITIZATION	1,514	0	0
Fondo de Titulización de Activos UCI 19	Spain	—	(h )	—	SECURITIZATION	1,030	0	0
Fondo de Titulización Hipotecaria UCI 10	Spain	—	(h )	—	SECURITIZATION	228	0	0
Fondo de Titulización Hipotecaria UCI 12	Spain	—	(h )	—	SECURITIZATION	431	0	0
Fondo de Titulización Hipotecaria UCI 16	Spain	—	(h )	—	SECURITIZATION	1,357	0	0
Fondo de Titulización Hipotecaria UCI 17	Spain	—	(h )	—	SECURITIZATION	1,153	0	0
Friedrichstrasse, S.L.	Spain	0.00%	35.68%	35.68%	PROPERTY	43	43	0
Granoller’s Broker, S.L.	Spain	0.00%	12.50%	25.00%	FINANCE	0	0	0
Grupo Alimentario de Exclusivas, S.A.	Spain	0.00%	36.30%	40.46%	FOOD	6	0	0
Grupo Financiero Galicia (consolidated) (b)	Argentina	0.00%	6.67%	3.50%	FINANCE	4,517	305	32
Grupo Konecta Centros Especiales de Empleo, S.L.	Spain	0.00%	48.21%	48.21%	TELEMARKETING	0	0	0
Grupo Konecta Maroc S.A.R.L. à associé unique	Morocco	0.00%	48.21%	48.21%	TELEMARKETING	0	(1)	0
Grupo Konecta UK Limited	United Kingdom	0.00%	48.16%	48.16%	FINANCE	0	(1)	0
Grupo Konectanet México, S.A. de C.V.	Mexico	0.00%	48.21%	48.21%	TELEMARKETING	0	0	0
Grupo Konectanet, S.L.	Spain	0.00%	48.21%	48.21%	HOLDING COMPANY	18	5	0
HLC — Centrais de Cogeraçao, S.A. (c)	Portugal	0.00%	24.46%	24.49%	ELECTRICITY	2	(2)	(2)
Hyundai Capital Germany GmbH	Germany	0.00%	49.99%	49.99%	SERVICES	2	2	0
Imperial Holding S.C.A. (i)	Luxembourg	0.00%	36.36%	36.36%	SECURITIES INVESTMENT	161	39	0
Inmo Alemania Gestión de Activos Inmobiliarios, S.A.	Spain	0.00%	16.82%	17.52%	HOLDING COMPANY	99	99	0
Inmobiliaria Sitio de Baldeazores, S.A.	Spain	0.00%	44.86%	50.00%	PROPERTY	0	(5)	0
J.C. Flowers I L.P. (b)	United States	16.80%	0.00%	4.99%	HOLDING COMPANY	73	171	(98)
JC Flowers AIV II L.P. (b)	United States	0.00%	9.80%	4.99%	HOLDING COMPANY	9	8	1
JC Flowers AIV P L.P. (b)	Canada	0.00%	6.90%	4.99%	HOLDING COMPANY	123	129	(8)
Kapitalia Credit House Global, S.L.	Spain	0.00%	48.21%	48.21%	SERVICES	0	0	0
Kassadesign 2005, S.L.	Spain	0.00%	44.86%	50.00%	PROPERTY	57	10	(7)
Kepler Weber S.A. (b)	Brazil	0.00%	5.43%	6.50%	STORAGE SYSTEMS	166	71	(1)
Konecta Activos Inmobiliarios, S.L.	Spain	0.00%	49.08%	49.08%	PROPERTY	8	0	0
Konecta Brazil Outsourcing Ltda.	Brazil	0.00%	48.20%	48.20%	SERVICES	0	0	0
Konecta Broker, S.L.	Spain	0.00%	48.21%	48.21%	SERVICES	1	0	1
Konecta Bto, S.L.	Spain	0.00%	48.21%	48.21%	TELECOMMUNICATIONS	36	37	0
Konecta Chile S.A.	Chile	0.00%	35.67%	35.67%	SERVICES	4	3	1
Konecta Colombia Grupo Konecta Colombia Ltda	Colombia	0.00%	48.21%	48.21%	TELEMARKETING	0	0	0
Konecta Field Marketing, S.A.	Spain	0.00%	48.21%	48.21%	MARKETING	0	0	0
Konecta Portugal, Lda.	Portugal	0.00%	48.21%	48.21%	MARKETING	1	0	0
Konecta Servicios Administrativos y Tecnológicos, S.L.	Spain	0.00%	48.21%	48.21%	SERVICES	0	0	0
Konecta Servicios Auxiliares, S.L.	Spain	0.00%	48.21%	48.21%	SERVICES	0	(1)	0
Konecta Servicios de Empleo ETT, S.A.	Spain	0.00%	48.21%	48.21%	TEMPORARY EMPLOYMENT AGENCY	0	0	(1)

						Millions of euros (a)
				% of				Net
		% of Ownership Held by the Bank		Voting			Capital and	Profit/Loss
Entity	Location	Direct	Indirect	Power (f)	Line of Business	Assets	Reserves	for the Year
Konecta Servicios Integrales de Consultoría, S.L.	Spain	0.00%	12.04%	24.98%	ADVERTISING	0	0	0
Konectanet Andalucía, S.L.	Spain	0.00%	48.21%	48.21%	SERVICES	0	0	0
Konectanet Comercialización, S.L.	Spain	0.00%	48.21%	48.21%	MARKETING	1	0	0
Kontacta Comunicaciones, S.A.	Spain	0.00%	36.16%	36.16%	SERVICES	1	1	0
Kontacta Top Ten, S.L.	Spain	0.00%	36.16%	36.16%	SERVICES	0	0	0
Maxamcorp Holding, S.L. (consolidated) (e)	Spain	0.00%	22.62%	22.62%	HOLDING COMPANY	1,017	166	56
Medimobiliario Ediçoes Period. e Multimedia, S.A.	Portugal	0.00%	29.38%	29.38%	PROPERTY SERVICES	0	0	0
Metrovacesa, S.A. (consolidated) (b)	Spain	14.51%	8.19%	23.63%	PROPERTY	9,527	2,529	(731)
New Affirmative LLC (b)	United States	0.00%	9.86%	0.00%	HOLDING COMPANY	8	56	(48)
New PEL S.a.r.l. (b)	Luxembourg	0.00%	6.90%	0.00%	HOLDING COMPANY	46	24	10
Norchem Holdings e Negócios S.A.	Brazil	0.00%	18.17%	21.75%	HOLDING COMPANY	91	39	5
Norchem Participações e Consultoria S.A.	Brazil	0.00%	41.78%	50.00%	BROKER-DEALER	52	22	1
Olivant Investments Switzerland S.A. (b)	Luxembourg	0,00%	34,97%	34,97%	HOLDING COMPANY	5	16	(1,555)
Olivant Limited (consolidated) (b)	Guernsey	0.00%	9.00%	9.00%	HOLDING COMPANY	237	232	(229)
Omega Financial Services GmbH	Germany	0.00%	50.00%	50.00%	SERVICES	2	0	1
Operadora de Activos Alfa, S.A. De C.V.	Mexico	0.00%	49.98%	49.98%	FINANCE	1	1	0
Operadora de Activos Beta, S.A. de C.V.	Mexico	0.00%	49.99%	49.99%	FINANCE	2	2	0
Partang, SGPS, S.A.	Portugal	0.00%	49.86%	50.00%	HOLDING COMPANY	87	22	0
Private Estate Life S.A. (b)	Luxembourg	0.00%	5.87%	0.00%	INSURANCE	2,662	53	14
Prodesur Mediterráneo, S.L.	Spain	0.00%	44.86%	50.00%	PROPERTY	58	19	(1)
Programa Multi Sponsor PMS, S.A.	Spain	24.75%	24.75%	49.50%	ADVERTISING	22	4	0
Proinsur Mediterráneo, S.L.	Spain	0.00%	44.86%	50.00%	PROPERTY	68	25	(2)
Promoreras Desarrollo de Activos, S.L.	Spain	0.00%	31.40%	35.00%	PROPERTY	166	14	0
PSA Finance PLC	United Kingdom	0.00%	50.00%	50.00%	LEASING	5	5	0
Puntoform, S.L.	Spain	0.00%	48.21%	48.21%	TRAINING	0	0	0
Q 205 Real Estate GmbH	Germany	0.00%	17.84%	17.84%	PROPERTY	255	61	2
Quiero Televisión, S.A., Sole-Shareholder Company	Spain	0.00%	31.82%	31.82%	TELECOMMUNICATIONS	7	6	0
Real Estate Investment Society España, S.A.	Spain	31.80%	0.00%	31.80%	PROPERTY	89	89	0
Real Seguros Vida e Previdência S.A. (k)	Brazil	0.00%	0.00%	0.00%	INSURANCE	—	—	—
Redbanc S.A.	Chile	0.00%	25.65%	33.43%	SERVICES	15	6	1
Reintegra Contact Center, S.L.U.	Spain	0.00%	45.00%	45.00%	SERVICES	0	0	0
Reintegra, S.A.	Spain	0.00%	45.00%	45.00%	COLLECTION AND PAYMENT SERVICES	6	4	1
RFS Holdings B.V.	Netherlands	27.91%	0.00%	27.91%	HOLDING COMPANY	24,519	21,500	(127)
Saudi Hollandi Bank (consolidated) (b) (m)	Saudi Arabia	0.00%	11.16%	11.16%	BANKING	11,370	831	226
Servicio Pan Americano de Protección, S.A. de C.V.	Mexico	0.00%	15.78%	21.05%	SECURITY	143	67	4
Servicios Financieros Enlace S.A. de C.V. (b)	El Salvador	21.48%	0.00%	21.48%	NOT-FOR-PROFIT COMPANY	6	2	0
Shinsei Bank, Ltd. (consolidated) (e)	Japan	0.00%	8.46%	0.00%	BANKING	89,735	6,837	(1,074)
Sistarbanc S.R.L. (b)	Uruguay	0.00%	20.00%	20.00%	CARDS	2	2	(1)
Sociedad Interbancaria de Depósitos de Valores S.A.	Chile	0.00%	22.48%	29.29%	SECURITIES DEPOSITORY INSTITUTION	2	1	0
Sociedad Promotora Bilbao Plaza Financiera, S.A. (b)	Spain	7.74%	25.00%	33.91%	ADVISORY SERVICES	2	2	0
Solar Energy Capital Europe S.à.r.l.	Luxembourg	0.00%	33.33%	33.33%	HOLDING COMPANY	6	1	0
Tecnologia Bancária S.A.	Brazil	0.00%	20.69%	20.69%	ATMs	163	62	1
Teka Industrial, S.A. (consolidated) (b)	Spain	0.00%	10.00%	10.00%	DOMESTIC APPLIANCES	766	291	3
Trabajando.com Chile S.A.	Chile	0.00%	33.33%	33.33%	SERVICES	5	5	(1)
Transbank S.A.	Chile	0.00%	25.11%	32.71%	CARDS	273	8	1
Transolver Finance EFC, S.A.	Spain	0.00%	50.00%	50.00%	LEASING	251	29	(14)
Turyocio Viajes y Fidelización, S.A.	Spain	0.00%	32.21%	32.21%	TRAVEL	0	0	0
U.C.I., S.A.	Spain	50.00%	0.00%	50.00%	HOLDING COMPANY	218	115	(7)
UCI Servicios Inmobiliarios y Profesionales, S.L.	Spain	0.00%	50.00%	50.00%	SERVICES	33	4	(4)
UFI Servizi S.r.l. (b)	Italy	0.00%	23.17%	23.17%	SERVICES	0	0	0
Unión de Créditos Inmobiliarios, S.A., EFC	Spain	0.00%	50.00%	50.00%	MORTGAGE LOAN COMPANY	7,980	191	30

						Millions of euros (a)
				% of				Net
		% of Ownership Held by the Bank		Voting			Capital and	Profit/Loss
Entity	Location	Direct	Indirect	Power (f)	Line of Business	Assets	Reserves	for the Year
Vector Software Factory, S.L.	Spain	0.00%	19.20%	19.20%	IT	7	2	0
Viking Consortium Holdings Limited (consolidated)	United Kingdom	0.00%	24.99%	24.99%	HOLDING COMPANY	1,076	197	(28)
Wtorre Empreendimentos Imobiliários S.A. (consolidated) (b)	Brazil	0.00%	7.14%	8.55%	PROPERTY	1,255	303	(66)

(a)
Amounts per the books of each company generally at December 31, 2009, unless otherwise stated, because the financial statements have not yet been authorised for issue. The data on foreign companies were translated to euros at the year-end exchange rates.

(b)	Data from the latest approved financial statements at December 31, 2008.

(c)	Data from the latest approved financial statements at December 31, 2003.

(d)	Data from the latest approved financial statements at April 30, 2002.

(e)	Data at March 31, 2009, this entity’s year-end.

(f)
Pursuant to Article 3 of Royal Decree 1815/1991, of 20 December, approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other parties acting in their own name but on behalf of Group companies were added to the voting power directly held by the Parent. Accordingly, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.

(g)
Excluding the Group companies listed in Appendix I and those the interest of which with respect to the fair presentation that the consolidated financial statements must express (pursuant to Article 48 of the Spanish Commercial Code and Article 200 of the Spanish Public Limited Liability Companies Law (Ley de Sociedades Anónimas)) is not material.

(h)	Companies over which effective control is exercised.

(i)	Data from the latest approved financial statements at July 31, 2009.

(j)	Data from the latest approved financial statements at September 30, 2009.

(k)	Company in merger process with another Group company. Awaiting registration at Mercantile Registry.

(l)	Company in liquidation at December 31, 2009.

(m)	Ownership interests held through RFS Holdings B.V.

Exhibit III
Subsidiaries issuing preference shares and preferred participating securities

					Millions of euros (a)
		% of Ownership Held by the Bank			Share		Preference	Net Profit/Loss
Entity	Location	Direct	Indirect	Line of Business	Capital	Reserves	Share Cost	for the Year
Abbey National Capital Trust I	United States	—	(b )	FINANCE	0	0	0	0
Banesto Holdings, Ltd.	Guernsey	0.00%	89.72%	SECURITIES INVESTMENT	0	47	6	1
Banesto Preferentes, S.A.	Spain	0.00%	89.72%	FINANCE	0	0	2	0
Santander Emisora 150, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE	0	0	381	0
Santander Finance Capital, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE	0	0	156	0
Santander Finance Preferred, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE	0	1	131	1
Santander International Preferred, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE	0	0	0	0
Sovereign Real Estate Investment Trust	United States	0.00%	100.00%	FINANCE	2,828	(2,228)	57	2

(a)	Amounts per the books of each company at December 31, 2009, translated to euros (in the case of foreign companies) at the year-end exchange rates.

(b)	Companies over which effective control is exercised.

Exhibit IV
Notifications of acquisitions and disposals of investments in 2009
(Article 86 of the Consolidated Spanish Public Limited Liability Companies Law (Ley de Sociedades Anónimas) and Article 53 of Securities Market Law 24/1998):
On February 26, 2009, the CNMV registered a notification from Banco Santander which disclosed that, at Group level, its ownership interest in METROVACESA, S.A. had reached 23.634%.
On June 19, 2009, the CNMV registered a notification from Banco Santander which disclosed that it held a significant ownership interest of 3.045% in the share capital of GRUPO FERROVIAL, S.A.
On June 19, 2009, the CNMV registered a notification from Banco Santander which disclosed that its ownership interest in GRUPO FERROVIAL, S.A. had fallen below 3%.
On August 5, 2009, the CNMV registered a notification from Banco Santander which disclosed that its ownership interest in CEPSA, S.A. had fallen below 30%.
On August 13, 2009, the CNMV registered a notification from Banco Santander which disclosed that Santander Group held a significant ownership interest of 3.019% in REPSOL YPF, S.A.
On August 13, 2009, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in REPSOL YPF, S.A. had fallen below 3%.
On December 24, 2009, the CNMV registered a notification from Banco Santander which disclosed that Santander Group held a significant ownership interest of 3.868% in GRUPO FERROVIAL, S.A.

Exhibit V
Other information on the share capital of the Group’s banks
Following is certain information on the share capital of the Group’s banks.
1)	Banco Santander (Brasil) S.A.

a)	Number of equity instruments held by the Group
Santander Group holds 179,246,632,022 ordinary shares and 154,159,678,130 preference shares through its subsidiaries Sterrebeeck B.V., Grupo Empresarial Santander, S.L., Santander Insurance Holding, S.L. and Santander Seguros, S.A.
The shares composing the share capital of Banco Santander (Brasil) S.A. have no par value and there are no capital payments payable.
In accordance with current bylaws, the preference shares are not convertible into ordinary shares and do not confer voting rights on their holders, except under the following circumstances:
a)	In the event of the transformation, merger, consolidation or spin-off of the company.

b)
In the event of approval of agreements between the company and the shareholders, either directly, through third parties or other companies in which the shareholders hold a stake, provided that, due to legal or bylaw provisions, they are submitted to a general meeting.

c)	In the event of an assessment of the assets used to increase the company’s share capital.

d)	The selection of an institution or specialized company to determine the economic value of the company.
However, they do have the following advantages:
a)	Their dividends are 10% higher than those on ordinary shares.

b)	Priority in the distribution of dividends.

c)
Participation, on the same terms as ordinary shares, in capital increases resulting from the capitalization of reserves and profits and in the distribution of bonus shares arising from the capitalization of retained earnings, reserves or any other funds.

d)	Priority in the reimbursement of capital in the event of the dissolution of the company.

e)
In the event of a public offering due to a change in control of the company, the holders of the preference shares are guaranteed the right to sell at least 80% of the price paid for the block of shares that changed hands as part of the change of control, i.e. they are treated the same as shareholders with voting rights.

b)	Capital increases in progress
No approved capital increases are in progress.
c)	Capital authorized by the shareholders at the general shareholders’ meeting
The company is authorized to increase share capital, subject to approval by the board of directors but without the need to amend the bylaws, up to a limit of 500,000,000,000 ordinary shares or preference shares, and without the need to maintain any ratio between any of the different classes of shares, provided they remain within the limits of the maximum number of preference shares established by Law.
At present the share capital consists of 399,044,116,905 shares (212,841,731,754 ordinary shares and 186,202,385,151 preference shares).
d)	Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
There are no rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights.
e)	Specific circumstances that restrict the availability of reserves
The only restriction on the availability of Banco Santander (Brasil) S.A.’s reserves relates to the legal reserve (restricted reserves), which can only be used to offset losses or to increase capital.

f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g)	Listed equity instruments
All the shares are listed on the São Paulo Stock Exchange (BM&F BOVESPA S.A. Bolsa de Valores, Mercaderías e Futuros) and the share deposit certificates (Units) are listed on the New York Stock Exchange (NYSE).
2)	Banco Español de Crédito, S.A. (Banesto)

a)	Number of equity instruments held by the Group
The share capital of Banco Español de Crédito, S.A. consists of 687,386,798 fully subscribed and paid shares of €0.79 par value each, all with identical voting and dividend rights.
At December 31, 2009, the Parent and its subsidiaries held 89.72% of the share capital (613,696,098 ordinary shares), of which Banco Santander held 606,345,555 shares (88.65%) and Cantabro Catalana de Inversiones held 7,350,543 shares (1.07%). At that date the Banesto Group held 3,382,126 treasury shares previously acquired under authorization of the general shareholders’ meeting, within the limits set forth in Articles 75 et seq.
b)	Capital increases in progress
No approved capital increases are in progress.
c)	Capital authorized by the shareholders at the general shareholders’ meeting
The annual general meeting of Banco Español de Crédito, S.A. held at first call on February 26, 2008 authorized the board of directors to increase capital at one or several times and at any time, within five years from the date of the annual general meeting, by an amount (par value) of up to half the share capital of the Bank at the date of the meeting, through the issuance of new shares, with or without share premium and with or without voting rights; the consideration for the new shares to be issued will be monetary contributions, and the Board may set the terms and conditions of the capital increase. Also, the Board was empowered to disapply preemptive subscription rights, fully or partially, in accordance with Article 159.2 of the Spanish Public Limited Liability Companies Law (Ley de Sociedades Anónimas).
d)	Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
At December 31, 2009, no shares with these characteristics had been issued.
e)	Specific circumstances that restrict the availability of reserves
The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount (10% of any net profit reported each year must be transferred to the legal reserve until the balance of this reserve reaches 20% of share capital). Pursuant to the Spanish Public Limited Liability Companies Law, (Ley de Sociedades Anónimas), a restricted reserve has been recorded for an amount equal to the carrying amount of the Banesto shares owned by subsidiaries.
The revaluation reserve recorded pursuant to Royal Decree-Law 7/1996, of 7 June, can be used to increase capital. On February 26, 2008, the shareholders at the general shareholders’ meeting resolved to reduce capital with a charge to voluntary reserves and the corresponding amount was deducted from the restricted reserve to which Article 79.3 of the Spanish Public Limited Liability Companies Law (Ley de Sociedades Anónimas) refers and a reserve for retired capital of €5,485,207 (the same amount as the par value of the retired shares) was recorded. This reserve will be unrestricted under the same conditions as for the share capital reduction, in accordance with Article 167.3 of the Spanish Public Limited Liability Companies Law (Ley de Sociedades Anónimas).
f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g)	Listed equity instruments
All the shares are listed on the Spanish Stock Exchanges.

3)	Banco Santander Totta, S.A. (Totta)

a)	Number of equity instruments held by the Group
The Group holds 574,356,881 ordinary shares through Santander Totta, SGPS, S.A. and 14,593,315 ordinary shares through Taxagest Sociedade Gestora de Participaçoes Sociais, S.A. and Banco Santander Totta, S.A. The Group also holds 52,763 treasury shares, all of which have a par value of €1 each, are fully subscribed and paid and carry the same voting and dividend rights.
b)	Capital increases in progress
No approved capital increases are in progress.
c)	Capital authorized by the shareholders at the general shareholders’ meeting
Not applicable.
d)	Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
At December 31, 2009, no shares with these characteristics had been issued.
e)	Specific circumstances that restrict the availability of reserves
Under Article 296 of the Portuguese Companies’ Code, the legal and merger reserves can only be used to offset losses or to increase capital.
Non-current asset revaluation reserves are regulated by Decree-Law 31/1998, under which losses can be offset or capital increased by the amounts for which the underlying asset is depreciated, amortized or sold.
f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g)	Listed equity instruments
The shares of Banco Santander Totta, S.A. are not listed.
4)	Banco Santander- Chile

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
c)	Capital authorized by the shareholders at the general shareholders’ meeting
Share capital amounted to CLP 891,302,881,691 at December 31, 2009. However, each year the annual general meeting must approve the balance sheet at December 31, of the previous year and, therefore, approve the share capital amount.
d)	Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
At December 31, 2009, no shares with these characteristics had been issued.

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
All the shares are listed on the Chilean Stock Exchanges and, through American Depositary Receipts (ADRs), on the New York Stock Exchange (NYSE).
5)	Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander

a)	Number of equity instruments held by the Group
At December 31, 2009, Santander Group holds 78,284,357,776 ordinary shares through Grupo Financiero Santander, S.A. B de C.V., 99.99% of the share capital of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander.
b)	Capital increases in progress
No approved capital increases are in progress.
c)	Capital authorized by the shareholders at the general shareholders’ meeting
The shareholders at the extraordinary and annual general meeting held on August 18, 2008 resolved to set the authorized share capital of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander at MXN 7,829,149,572, represented by a total of 78,291,495,726 fully subscribed and paid shares of €0.1 par value each.
d)	Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
In previous years, the entity issued unsecured subordinated preference debentures of USD 300 million that are voluntarily convertible into ordinary shares by their holders. These issues are private and the entire issue was bought by current shareholders of the Grupo Financiero. The ten-year issue matures in 2014, at which time the debentures will be converted into shares.
The shareholders at the extraordinary general meeting held on March 17, 2009 resolved to approve the arrangement of a group loan of USD 1,100,000,000 from the shareholders through the placement of unsecured subordinated non-preferential debentures which are not convertible into shares. It should be noted that although approved by the general meeting, this issue had not yet been launched at the reporting date.
e)	Specific circumstances that restrict the availability of reserves
Pursuant to the Mexican Credit Institutions Law and the general provisions applicable to credit institutions, to Mexican Companies Law and to the institutions’ own bylaws, universal banking institutions are required to constitute or increase capital reserves for the purposes of ensuring solvency and protecting payment systems and savers.
•	The Entity increases its legal reserve annually directly from the profit obtained in the year. The legal reserve can be used for any purpose but the balance must be replenished.
•
The Entity must recognize the various reserves as stipulated in the legal provisions applicable to credit institutions. Credit loss reserves are calculated on the basis of the credit rating assigned to each loan and are released when the rating of the related loan improves or when the loan is settled.

f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.

g) Listed equity instruments
The company does not have any equity instruments listed on a stock exchange.
6)	Abbey National plc (now Santander UK plc)

a)	Number of equity instruments held by the Group
The Group holds 24,117,268,865 fully subscribed and paid ordinary shares of GBP 0.10 par value each, all with the same voting and dividend rights.
b)	Capital increases in progress
No approved capital increases are in progress.
c)	Capital authorized by the shareholders at the general shareholders’ meeting
The shareholders at the annual general meeting held on June 18, 2009 resolved to authorize an increase in share capital, subject to approval by the board of directors, with the following limits, the amounts used of which are as follows: GBP 2,475,000,000 (24,750,000,000 ordinary shares); GBP 1,000,000,000 (1,000,000,000 preference shares); USD 10,080,000 (1,008,000,000 preference shares) and €10,000,000 (1,000,000,000 preference shares).
Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
Abbey issued GBP 200 million of subordinated bonds with a 10.06% coupon convertible into preference shares with a par value of €1 each at the issuer’s discretion. The exchange can be made at any time, provided the holders are given between 30 and 60 days’ notice.
Specific circumstances that restrict the availability of reserves
Not applicable.
d)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
e)	Listed equity instruments
Not applicable.

7)	Sovereign Group (now Santander Holdings USA, Inc.)

a)	Number of equity instruments held by the Group
The Group holds 511,107,043 ordinary shares, all of which carry the same voting and dividend rights.
b)	Capital increases in progress
On January 20, 2010, the board of directors authorized a capital increase of USD 1,500,000,000.
This capital increase was carried out on March 2, 2010 in two tranches: USD 750,000,000 through the acquisition of subordinated debt and USD 750,000,000 through a direct capital increase.
c)	Capital authorized by the shareholders at the general shareholders’ meeting
Not applicable.
d)	Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
Not applicable.
e)	Specific circumstances that restrict the availability of reserves
Not applicable.
f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g)	Listed equity instruments
Class C preference shares and equity securities are listed on the New York Stock Exchange (NYSE).

Exhibit VI

	Year end December 31,
	2009		2008		2007		2006		2005
	Including	Excluding	Including	Excluding	Including	Excluding	Including	Excluding	Including	Excluding
	interest on	interest on	interest on	interest on	interest on	interest on	interest on	interest on	interest on	interest on
IFRS:	deposits	deposits	deposits	deposits	deposits	deposits	deposits	deposits	deposits	deposits

FIXED CHARGES:
Fixed charges	26,392,227	10,540,180	37,041,015	17,756,819	30,569,963	15,980,396	24,143,967	11,033,379	22,604,978	8,956,326
Preferred dividends	92,294	92,294	37,374	37,374	47,290	47,290	85,229	85,229	118,389	118,389
Fixed charges less Preferred dividends	26,299,933	10,447,886	37,003,641	17,719,445	30,522,673	15,933,106	24,058,738	10,948,150	22,486,589	8,837,937

EARNINGS:
Income from continuing operations before taxes and extraordinary items	10,587,800	10,587,800	10,849,325	10,849,325	10,970,494	10,970,494	8,853,774	8,853,774	7,195,394	7,195,394
Distributed earnings from associated companies	(5,870)	(5,870)	695,880	695,880	291,401	291,401	259,269	259,269	434,428	434,428
Fixed charges	26,392,227	10,540,180	37,041,015	17,756,819	30,569,963	15,980,396	24,143,967	11,033,379	22,604,978	8,956,326

Total earnings	36,985,897	21,133,850	47,194,460	27,910,264	41,249,056	26,659,489	32,738,472	19,627,884	29,365,944	15,717,292
Less: Preferred dividends	92,294	92,294	37,374	37,374	47,290	47,290	85,229	85,229	118,389	118,389

Total earnings less preferred stock dividends	36,893,603	21,041,556	47,157,086	27,872,890	41,201,766	26,612,199	32,653,243	19,542,655	29,247,555	15,598,903

Ratio of earnings to fixed charges	1.40	2.01	1.27	1.57	1.35	1.67	1.36	1.78	1.30	1.75
Ratio of earnings to fixed charges less preferred stock dividends	1.40	2.01	1.27	1.57	1.35	1.67	1.36	1.79	1.30	1.76